Form 20-F
period 2015-12-31
ISRAEL CHEMICALS LTD
filed 2016-03-16
CIK 941221

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Lisa Haimovitz, Adv.
SVP Global General Counsel & Company Secretary
Millennium Tower, 23 Aranha St.
Tel-Aviv 6107025 Israel
Tel: +972 (3) 6844440
Fax: +972 (3) 6844427(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

The number of outstanding shares as of December 31, 2015 was:

Title of Class	Number of Shares Outstanding
Ordinary shares	1,299,704,303

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒                     No ☐

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

Large Accelerated Filer     ☒     Accelerated Filer  ☐   Non-accelerated Filer  ☐

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

Yes ☐                      No ☒

i

Special Note Regarding Forward-Looking Statements

This Annual Report contains statements that constitute “forward-looking statements,” many of which can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified in “Item 3. Key Information—D. Risk Factors” in this Annual Report. These risks and uncertainties include factors relating to:

loss or impairment of business licenses or mining permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third-party contractors; construction of a canal between the Red Sea and Dead Sea; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental programs or tax benefits, creation of new fiscal or tax related legislation; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our information technology systems or breaches of our data security; failure to recruit or maintain key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; decreases in demand for bromine-based products and other industrial products; volatility or crises in the financial markets; cost of compliance with environmental legislative and licensing restrictions; hazards inherent to chemical manufacturing; litigation, arbitration and regulatory proceedings; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror; and other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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

This Annual Report contains translations of certain NIS amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations by us that the NIS amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated NIS amounts as at December 31, 2015, into U.S. dollars at an exchange rate of NIS 3.902 to $1.00, the daily representative exchange rate reported by the Bank of Israel for December 31, 2015, and euro amounts into U.S. dollars at an exchange rate of €1.088 to $1.00, the noon buying rate in New York for cable transfers payable in euros as reported by the U.S. Board of Governors of the Federal Reserve System for December 31, 2015.

Market data and certain industry data used in this Annual Report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information and industry publications, including publications, reports or releases of the International Monetary Fund (“IMF”), the U.S. Census Bureau, the Food and Agriculture Organization of the United Nations (“FAO”), the International Fertilizers Association (“IFA”), the United States Department of Agriculture (the “USDA”) and the United States Geological Survey. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this Annual Report, have not been independently verified. However, we believe such data is accurate. There is only a limited amount of independent data available about certain aspects of our industry, market and competitive position. As a result, certain data and information about our market rankings in certain product areas are based on our good faith estimates, which are derived from our review of internal data and information, information that we obtain from customers, and other third-party sources. We believe these internal surveys and management estimates are reliable; however, no independent sources have verified such surveys and estimates.

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

Glossary of Selected Terms

The following is a glossary of selected terms used in this Annual Report.

Bromine	A chemical element used as a basis for a wide variety of uses and compounds, and mainly as a component in flame retardants or fire prevention substances. Unless otherwise stated, the term “bromine” refers to elemental bromine.
CFR	Cost and freight. In a CFR transaction, the prices of goods to the customer includes, in addition to FOB expenses, marine shipping costs and all other costs that arise after the goods leave the seller’s factory gates and up to the destination port.
Cleveland Potash	Cleveland Potash Ltd., a United Kingdom company included in our Fertilizers segment.
CPI	The Consumer Price Index, as published by the Israeli Central Bureau of Statistics.
Dead Sea Bromine Company	Dead Sea Bromine Company Ltd., included in our Industrial Products segment.
Dead Sea Magnesium	Dead Sea Magnesium Ltd.
EPA	U.S. Environmental Protection Agency.
FAO	The Food and Agriculture Organization of the United Nations, an international food organization.
FOB	Free on board expenses are expenses for overland transportation, loading costs and other costs, up to and including the port of origin. In an FOB transaction, the seller pays the FOB expenses and the buyer pays the other costs from the port of origin onwards.
Iberpotash	Iberpotash S.A., a Spanish company included in our Fertilizers segment.
ICL Dead Sea	Dead Sea Works Ltd., included in our Fertilizers segment.
ICL Rotem	Rotem Amfert Negev Ltd., included in our Fertilizers segment.
IFA	The International Fertilizers Association, an international association of fertilizers manufacturers.
ILA	Israel Lands Administration.
IMF	International Monetary Fund.
K	The element potassium, one of the three main plant nutrients.
N	The element nitrogen, one of the three main plant nutrients.

NYSE	The New York Stock Exchange.
P	The element phosphorus, one of the three main plant nutrients, which is also used as a raw material in industry.
PCS	Potash Corporation of Saskatchewan Inc., a Canadian company with the world’s largest potash production capacity, which owns 13.84% of our outstanding ordinary shares.
Phosphate	Phosphate rock that contains the element phosphorus. Its concentration is measured in units of P2O5.
Polymer	A chemical compound containing a long chain of repeating units linked by a chemical bond and created by polymerization.
Polyhalite	A mineral whose commercial name is polysulphate, composed of potash, sulfur, calcium, and magnesium, used in its natural form as fertilizer for organic agriculture.
Potash	Potassium chloride (KCl), used as a plant’s main source of potassium.
REACH	Registration, Evaluation and Authorization of Chemicals, a framework within the European Union.
Salt	Unless otherwise specified, sodium chloride (NaCl).
Soluble NPK	Soluble fertilizer containing the three basic elements for plant development (nitrogen, phosphorus and potash).
Tami	Tami (IMI) Research and Development Institute Ltd., the central research institute of ICL, included in our Industrial Products segment.
TASE	Tel Aviv Stock Exchange, Ltd.
USDA	United States Department of Agriculture.

v

Part I

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. SELECTED FINANCIAL DATA

We have derived the consolidated income statement data for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2011, 2012, 2013, 2014 and 2015 from our audited consolidated financial statements which have been prepared in accordance with IFRS, as issued by the IASB for the years ended as of, December 31, 2011, 2012, 2013, 2014 and 2015. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects”, appearing elsewhere in this Annual Report. Our reporting currency is the U.S. dollar. Our historical results are not necessarily indicative of our results to be expected in any future period.

	For the Year Ended December 31,
	2015	2014	2013	2012	2011
	(US$ millions, except for the share data)
Sales	5,405	6,111	6,272	6,471	6,869
Gross profit	1,803	2,196	2,410	2,711	3,101
Operating income	765	758	1,101	1,554	1,878
Income before income taxes	668	632	1,101	1,520	1,834
Net income attributable to the shareholders of the Company	509	464	819	1,300	1,498
Earnings per share (in dollars):
Basic earnings per share	0.40	0.37	0.64	1.02	1.18
Diluted earnings per share	0.40	0.37	0.64	1.02	1.18
Weighted average number of ordinary shares outstanding:
Basic (in thousands)	1,271,624	1,270,426	1,270,414	1,270,009	1,267,699
Diluted (in thousands)	1,272,256	1,270,458	1,270,414	1,270,117	1,272,945
Dividends declared per common share (in dollars)	0.28	0.67	0.50	0.80	0.88

	As at December 31,
	2015	2014	2013	2012	2011
	(US$ millions)
Balance Sheet Data:
Cash and cash equivalents	161	131	188	206	238
Property, plant and equipment	4,212	3,927	3,686	3,097	2,615
Total assets	9,077	8,348	7,973	7,345	6,964
Short-term credit and current portion of long-term debt	673	603	718	552	362
Long-term debt	1,740	1,239	1,244	917	847
Debentures	1,065	1,064	67	229	485
Total equity	3,188	3,000	3,679	3,388	3,090

We disclose in this Annual Report non-IFRS financial measures titled adjusted operating income and adjusted net income. Our management uses adjusted operating income and adjusted net income to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table below. We calculate our adjusted net income by adjusting our net income to add certain items, as set forth in the reconciliation table below, excluding the total tax impact of such adjustments.

You should not view adjusted operating income or adjusted net income as a substitute for operating income or net income determined in accordance with IFRS, and you should note that our definitions of adjusted operating income and adjusted net income may differ from those used by other companies. However, we believe adjusted operating income and adjusted net income provide useful information to both management and investors by excluding certain expenses that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company’s business strategies and management’s performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of the financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

The table below reconciles total adjusted operating income and total adjusted net income to the comparable IFRS measures:

	For the Year Ended December 31,
	2015	2014	2013	2012	2011
	(US$ millions)
Operating income	765	758	1,101	1,554	1,878
Impact of employee strike	248	17	—	—	—
Capital gain from divestitures of non-core businesses and transaction expenses in connection with acquisition and divestitures of businesses	(208)	—	—	—	—
Impairment of assets	90	71	10	—	—
Provision for early retirement and dismissal of employees	48	—	60	55	—
Income from consolidation of previous equity method investee (1)	(7)	(36)	—	—	—
Provision in respect of prior periods resulting from an arbitration decision	10	149	—	—	—
VAT refund	—	—	—	(11)	—
Retroactive electricity charges	20	—	—	—	—
Provision for legal claims	8	—	—	—	—
Provision for historical waste removal	20	—	25	—	—
Other	—	1	—	—	—
Total adjustments to operating income	229	202	95	44	—
Total adjusted operating income	994	960	1,196	1,598	1,878
Total tax impact on the above adjustments and deferred tax adjustments (2)	39	(29)	(98)	5	—
Total net income attributable to the shareholders of the Company	509	464	819	1,300	1,498
Total adjusted net income attributable to the shareholders of the Company	699	695	1,012	1,339	1,498

____________________

(1)	Income from consolidation of previous equity method investee relates to Allana in 2015 and to Fosbrasil in 2014.

(2)	Deferred tax adjustments at DSM in 2015 and at ICL Spain in 2014, mainly in respect of trapped earnings in 2013.

The following table reconciles adjusted operating income for the year ended December 31, 2015 for each of our operating segments to operating income, which is the most similar IFRS measure:

	For the Year Ended December 31,
	Fertilizers		Industrial	Performance	Other activities and
	Potash	Phosphate	Products	Products	Eliminations	Consolidated
	(US$ millions)
Operating income	375	154	(24)	319	(59)	765
Impact of employee strike	185	—	49	—	14	248
Capital gain from divestitures of non-core businesses and transaction expenses in connection with acquisition and divestitures of businesses	—	5	—	(214)	1	(208)
Impairment of assets	—	—	56	34	—	90
Provision for early retirement and dismissal of employees	6	—	42	—	—	48
Income from consolidation of previous equity method investee	(7)	—	—	—	—	(7)
Provision in respect of prior periods resulting from an arbitration decision	10	—	—	—	—	10
Retroactive electricity charges	—	6	—	—	14	20
Provision for legal claims	6	—	2	—	—	8
Provision for historical waste removal	—	—	20	—	—	20
Total adjustments to operating income	200	11	169	(180)	29	229
Total adjusted operating income	575	165	145	139	(30)	994

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our ordinary shares could decline, and you could lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks facing our Company described below and elsewhere in this Annual Report (including the factors noted in “Special Note Regarding Forward-Looking Statements”).

Risks Related to Our Business

Our mining operations are dependent on concessions, licenses and permits granted to us by the respective governments in the countries wherein they are located.

Our mining business depends on concessions granted to us by the respective governments in the countries in which our mining operations are located. Loss of concessions, as well as material changes to the conditions of these concessions could materially and adversely affect our business, financial condition and results of operations.

We extract potash and salt in Israel, Spain and the United Kingdom and bromine, magnesium and certain other minerals in Israel pursuant to concessions and licenses in those countries.

In Israel, the concession that was granted by the government to utilize the resources of the Dead Sea ends on March 31, 2030. As consideration, we pay royalties to the Israeli government. In August 2015, the Minister of Finance appointed a team for “establishment of the governmental activities to be conducted towards the end of the concession period”. In September 2015, the team published a request for comments of the public regarding positions and viewpoints in connection with the end of the concession, which are to be submitted by the end of March 2016. The team is expected to submit its recommendations to the Minister of Finance by May 2016. There is no certainty as to what the recommendations of this committee will be with regard to the procedures that the government will undertake in connection with the existing concession and as to the manner in which future mining rights will be granted. According to the Israeli Dead Sea Concession Law, 1961, as amended (the "Concession Law"), ICL has a right of first offer in the event that following the expiration, of the current concession the government would offer new concession rights to a third party. The Minister of Finance also appointed a second team designated to establish certainty regarding the manner in which according to the current concession, the replacement value of the tangible assets of Dead Sea Works Ltd ("DSW") will be calculated at the end of the concession period in the event such assets are to be returned to the government. The actual calculation will be executed only in 2030. This team was expected to submit its recommendations to the Minister of Finance by March 2015. There is no certainty as to what the recommendations of this team will be with regards to the above mentioned and as to whenever they are expected to be submitted. See “Item 4 Information on the Company—D. Property, Plants and Equipment—Concessions and Mining Rights,” and “—Mineral Extraction and Mining Operations”.

In Spain, the government granted our Fertilizers segment mining rights based on legislation from 1973. Some of these licenses are valid until 2037 and the rest are valid until 2067. In exchange for these licenses, we pay royalties to the Spanish government.

In the United Kingdom, the mining concessions of ICL UK (formally known as CPL) are based on approximately 114 mining leases and concessions for extracting various minerals, in addition to numerous easements and rights of way from private land owners and rights to mine in the North Sea granted by the United Kingdom government. The terms of all of these leases, concessions, easements and rights of way extend for periods ranging from 2020 to 2038.

In addition, in June 2015, we completed the acquisition of 100% of Allana Potash Corp., a Canadian mining company engaged in the development of potash assets in Ethiopia ("Allana"). Allana holds a concession to mine potash at the Danakhil mine in Ethiopia's Afar National Regional State through Allana Potash Afar Plc ("Allana Afar"), its fully own Ethiopian subsidiary. Pursuant to the mining agreement, Allana Afar was required to complete the development stage and start the production stage no later than October 8, 2015 (within two years from the effective date of the mining license). As at the date of this Annual Report, we have not yet completed the development stage and, therefore, the government of Ethiopia may revoke the mining license. We are holding discussions with the government of Ethiopia related to the application submitted by the Company for the transfer of the mining license to a newly established company and extending the development period in light of our takeover of Allana, which can result to additional payments. We estimate that, an arrangement will be reached with the Ethiopian authorities for extension of the development period. Although we believe that the development period will be extended by the Ethiopian government, there are un-certainties as to this outcome or as to the length of the extension. See "Item 4 Information on the Company-D. Property, Plants and Equipment-Concessions and Mining Rights," and "-Mineral Extraction and Mining Operations."

Furthermore, we mine phosphate rock from phosphate deposits in the Negev Desert in accordance with three concessions from the State of Israel that are valid up to the end of 2021. In exchange for these concessions, we are required to pay royalties to the Israeli government. For additional information on the concessions, see “Item 4 Information on the Company—D. Property, Plants and Equipment—Concessions and Mining Rights”. We estimate that our existing phosphate mines in the Negev Desert have up to approximately seven years of remaining reserve life for phosphate rock designated for phosphoric acid production.

The company is working to promote the plan for mining phosphates in Barir field (which is part of Zohar South) in the Negev Desert.

In December, 2015, the National Planning and Building Council approved the Policy Document regarding Mining and Quarrying of Industrial Minerals (the "Policy Document"), which includes, among other things, a recommendation to permit phosphate mining, including at Barir field. The approved Policy Document will set the basis for preparation of a National Outline Plan (the” National Outline Plan”) for mining and quarrying to also be approved by the National Planning and Building Council.

Along with the approval of the Policy Document, the National Planning and Building Council ordered the Planning Administration to raise the matter of the order to prepare a detailed plan for Barir field (the “Barir Plan”) at one of its upcoming meetings.

In February 2016, the municipality of Arad, together with several other plaintiffs, including, among others, residents of the town Arad, the communities and Bedouin villages surrounding the area, filed a motion with the Israeli High Court of Justice against the approval of the Policy Document to authorize phosphate mining in the Zohar South area, due to their fear from environmental and health dangers. We believe that the mining activities in Barir field do not involve any risks to the environment or to people. There is no certainty that the National Outline Plan and the Barir Plan will be approved at all or as will be submitted, in light of the opposing position of the Health Ministry to mine phosphates in the Barir field, among other things. Moreover, there is no certainty regarding the timelines for submission of the Plans and the approval thereof or of further developments with respect to the Barir field. See “Item 4 Information on the Company—D. Property, Plants and Equipment—Concessions and Mining Rights,” and “—Mineral Extraction and Mining Operations.”

Non-receipt of approval to mine in the Barir field would significantly harm our future mining reserves in the medium and long term. If we fail to receive such approval and cannot find alternative sources of phosphates in Israel, our business, financial condition and results of operations may be materially and adversely affected.

On October 12, 2015, we completed the establishment of YPH JV with Yunnan Phosphate Chemicals Group (“YPC”), China’s leading phosphate producer. YPH JV has mining rights at the Haikou mine and the Baitacun mine pursuant to two phosphate mining licenses issued by the Division of Land and Resources of the Yunnan district in China. The Haikou license is valid through January, 2043 and the Baitacun license is valid through November, 2018. In consideration for these mining rights, royalties and a resource tax are paid. For further information on this regard, see “Item 4 Information on the Company—D. Property, Plants and Equipment—Concessions and Mining Rights.

Our ability to operate and/or expand our production and operating facilities is dependent on our receipt of, and compliance with, permits issued by governmental authorities, including authorities in Israel, Spain, the United Kingdom, Ethiopia and China. A decision by a government authority to deny any of our permit applications may impair our business and operations.

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

In addition to seasonal and cyclical variations (mainly in our Fertilizers segment), some of our businesses are characterized by fluctuations caused, in part, by factors on the supply side, such as entry into the market of new manufacturers and products and expansion of the production capacity of existing manufacturers, as well as changes on the demand side. Some of our products are commodities that are available from multiple sources. Our competitors include some of the world’s largest chemical and mining companies. Some of these companies are state-owned or government-subsidized. The potential production capacity is currently greater than the global demand, which has impacted pricing. The primary competitive factor with respect to our products is the price. Our products prices are impacted by the prices prevailing in the market. For example, at the end of July 2013, Uralkali announced that it was discontinuing its joint marketing with Belaruskali (Uralkali and Belaruskali are the leading potash producers in Russia and Belarus). In addition, Uralkali stated that it will implement a new policy for potash sales of preferring quantity over price. We believe this announcement led to a fall in potash prices. Prices have remained low due to higher supply and weaker demand due to several reasons including low agricultural prices. Additional competitive factors include product quality, customer service and technical assistance. If we are unable to compete effectively with these companies, our results of operations would almost certainly be significantly adversely affected.

Inaccuracies in our estimates of mineral reserves and resource deposits could result in lower than expected sales and/or higher than expected costs.

We base our mineral reserve and resource estimates on engineering, economic and geological data that is compiled and analyzed by our engineers and geologists. However, reserve estimates are necessarily imprecise and depend to some extent on statistical inferences drawn from available drilling data, which may prove unreliable/inaccurate. There are numerous uncertainties inherent in estimating quantities and qualities of reserves and non-reserve deposits and the costs to mine recoverable reserves and economic feasibility, including many factors beyond our control. Estimates of economically feasible commercial reserves necessarily depend on a number of factors and assumptions, all of which may vary considerably from the actual results, such as:

•	Geological and mining conditions and/or effects of prior mining that may not be fully identified/assessed by the available data or that may differ from the accumulated experience;

•	Assumptions concerning future prices of products, operating costs, mining technology improvements, development costs and reclamation costs; and

•	Assumptions concerning future effects of regulation, including the issuance of required permits and taxes by governmental agencies.

If these factors and assumptions change, we may need to revise our mineral reserves and resources estimates. For example, in 2015, we reduced our reserves estimates for our potash mine in the United Kingdom as a result of depletion due to continuing mining activities, changes in geological interpretation and no new conversion of resources to reserves from ongoing exploration activities.

In China, historically, the Haikou mine and the Baitacun mine reported their reserves pursuant to the Chinese Ordinance for Estimation of Mineral Resources, which does not fully correspond with the methodology in SEC Industry Guide 7. We have hired the services of an independent, international company, which is engaged in mining matters, to perform a more in-depth analysis of the mineral resources in the Haikou mine and the Baitacun mine. However, at the present time, the above-mentioned process has not been completed and, accordingly, as at December 31, 2015, the Haikou mine and the Baitacun mine do not have proven or probable reserves in accordance with SEC Industry Guide 7.

In June 2015, we completed the acquisition of Allana, which holds a concession acquired in October 2013 for the Danakhil mine in Ethiopia’s Afar National Regional State through Allana Afar. We are currently in process of researching the project’s feasibility and technical and operating requirements. As the project progresses, further significant investments may be required. There are currently no mining operations at the Danakhil site, and the exploration process is still ongoing. The proposed development at the Danakhil site is exploratory in nature and the property is without known proven (measured) or probable (indicated) reserves. The Ethiopian government’s provision of natural resources and infrastructure, including water, electricity and roads, is a prerequisite to our development of a large-scale mining project in the Afar region. There are some uncertainties as to whether the results of the research will justify the continuation of the project, in the short or long term. The materialization of the project depends on various factors, including the results of the feasibility study of the Danakhil mining project, adherence to the project's CAPEX planning, provision of the necessary natural resources, infrastructure and services by the Ethiopian government, actual amounts of muriate of potash and water reserves in comparison to our expectations, market fluctuations, especially in our manufacturing locations and target markets and changes in the demand and price environment for potash.

For additional information, see “Item 4 Information on the Company—D. Property, Plants and Equipment—Concessions and Mining Rights.”

Any inaccuracy in our estimates related to our mineral reserves and non-reserve mineral deposits could result in lower than expected sales and/or higher than expected costs.

The locations of some of our mines and facilities expose us to various natural disasters.

We are exposed to natural disasters, such as flooding and earthquakes which may cause material damage to our business.

In Israel, some of our plants are located on the African-Syrian Rift, a seismically active area. Furthermore, in recent years sinkholes and underground cavities have been discovered in the area of the Dead Sea, which could cause harm to our plants. In the area of Sodom, where many of our plants are located, there are occasional flash floods in the stream-beds. While we have insurance coverage that covers these types of damage, subject to payment of deductibles, the insurance may not be sufficient to cover all of these damages.

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

As part of the evaporation process, salt in Pond 5 at the Dead Sea (which is the main evaporation pond in our system of solar ponds) is sinking at the rate of about 20 million tons per year. Sinking of the salt causes a reduction of the brine volume in the pond. Our production process requires that a fixed brine volume be preserved in the pond. For this purpose, the water level of the pond is raised by approximately 20 centimeters annually. Failure to raise the water level by this amount will cause a reduction in our production capacity. However, raising the water level of the pond above a certain level may cause structural damage to the foundations of the hotel buildings situated close to the water’s edge and to other infrastructures on the western shoreline of Pond 5.

We are currently working with the Israeli government to develop various temporary defenses and a permanent solution, which consists of full harvesting of the salt in such a manner that raising the water level in Pond 5 will not be necessary after completion of the harvesting. The temporary defenses are supposed to provide protection pending the implementation of a permanent solution, which is supposed to provide protection until the end of the current concession period in 2030. In December 2015, the National Infrastructures Plan 35A (the “Plan”), which includes the statutory infrastructure of the Salt Harvesting project in the evaporation ponds through, among other things, the construction of a new pumping station in the northern basin of the Dead Sea, was approved by the plenary National Infrastructures Committee. Following the above approval, in March 2016, the Israeli government also approved the Plan.

According to the Dead Sea Protection Company Ltd., as at October 2010, the total cost of the Salt Harvesting Project was estimated to be in a nominal amount of NIS 7 billion (a discounted amount of NIS 3.8 billion – hereinafter –the “Discounted Amount") (a discounted amount of about $1 billion). We will bear 80% and the government will bear 20% of the cost of the Salt Harvesting Project, however the government's share will not exceed the Discounted Amount, linked to the CPI and bearing interest of 7%. See “Item 4. Information on the Company—D. Property, Plant and Equipment —Mineral Extraction and Mining Operations” for more information about these temporary defenses and the proposed permanent solution.

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

As part of our production process in Israel, we pump water from the Dead Sea through a special pumping station and deliver it to the salt and carnallite ponds. Due to the receding water level in the northern basin of the Dead Sea, the water line is receding from the current pumping station and construction of a new pumping station is necessary. We expect that a new pumping station would be able to pump water for 15 years. In order to continue to pump water from the Dead Sea after the end of the 15 years another new pumping station would have to be constructed. Construction of the new station depends mainly on, receipt of statutory approvals. We have set up a designated team to advance the required processes and to monitor the various developments that could impact receipt of the statutory approvals. In December 2015, the Israeli National Committee for Building and Planning of National Infrastructure approved, as part of its approval of the permanent salt harvesting solution, the construction of a new pumping station (hereinafter “the plan”). The plan, including the construction of the new pumping station is subject to and conditioned upon the Israeli government's approval. Following the approval of the Israeli National Committee for Building and Planning of National Infrastructure, in March 2016, the Israeli government also approved the Plan. A failure to construct the new pumping station on time may impair our ability to pump the required amount of raw material from the Dead Sea.

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

Approximately one-half of our net sales are sales of bulk products characterized by large quantities. Most of this production quantity is shipped from two seaports in Israel and one in Spain from dedicated facilities. It is not possible to ship large quantities in bulk from other facilities. Any significant disruption with regard to the seaport facilities, including due to strikes by port workers or regulatory restrictions, could delay or prevent exports of our products to our customers overseas, which could materially and adversely affect our business, financial condition and results of operations.

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

•	As a multinational company, we sell in many countries that we do not produce in. In 2015, we derived approximately 96% of our sales from customers located outside Israel. As a result, we are subject to numerous risks and uncertainties relating to international sales and operations, including:

•	Difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010 and Section 291A of the Israeli Penal Law;

•	Unexpected changes in regulatory environments;

•	Increased government ownership and regulation of the economy in the countries in which we operate;

•	Political and economic instability, including potential civil unrest, inflation and adverse economic conditions resulting from governmental attempts to reduce inflation, such as imposition of higher interest rates and wage and price controls; and

•	The imposition of tariffs, exchange controls, trade barriers, new taxes or tax rates or other restrictions.

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

We could be adversely affected by price increases or shortages with respect to water, energy and our principal raw materials.

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

Our plants consume large amounts of energy. Furthermore, energy is a significant component of the shipping costs of a considerable share of our products. Significant price increases for energy, or energy shortages, would affect shipping costs, production costs and/or quantities. The production processes and facilities at our magnesium plant require a continuous supply of electricity. While our magnesium plant has two power supply sources — our power station in Sodom and the national electricity network in Israel — there is a risk of damage to the power supply from these two sources concurrently. Prolonged damage to the regular supply of electricity may damage the plants and the environment.

In 2015, the Israeli Public Utilities Authority Electricity (hereinafter –the “Electricity Authority") resolved to impose certain electricity system management services charges also on private electricity producers as opposed to only on private consumers, this being retroactively from June 2013. In September 2015, ICL, DSW and Rotem filed a petition against the Electricity Authority's resolution claiming that it suffers from fundamental flaws. During December 2015, DSW and Rotem received charges from the Electric Company relating to the said matter whereby the companies are required to pay about $35 million for the period from June 2013 up to 2015. There is a significant disagreement between DSW, Rotem and the Electric Company with respect to some of the elements in the demand payments provided (about $12.5 million). DSW expressed the arguments before the Electricity Authority which responded that it is reviewing the arguments and that at this time DSW should pay the amount that is not in contention. As at the date of this Annual Report, we recorded a provision for the full amount. See Note 23 to our audited financial statements.

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

Furthermore, an increase in price or shortage of raw materials, such as sulfur (which we purchase from a third party) could reduce our margins and adversely impact our results of operations and our business.

We can provide no assurance that we will be able to pass on to our clients increased costs relating to water, energy or other raw materials, such as sulfur, that are supplied from third parties. Our inability to efficiently and effectively pass on cost increases could adversely affect our margins. In addition, shortages in our principal raw materials may disrupt production and adversely affect the performance of our business.

Completion of certain of our major projects may be dependent on third-party contractors

The completion of certain of our major projects may be dependent on third-party contractors. For example, In June 2012, we entered into agreements regarding a project to construct a new cogeneration power station in Sodom, Israel. The power station is expected to have a production capacity of about 230 megawatt hours and about 330 tons of steam, per hour, which will supply electricity and steam requirements for the production plants at the Sodom site. We intend to operate the new power station concurrently with the existing power station, which will be operated on a partial basis in a "hot back-up" format, to produce electricity and steam. The total electricity production in the short term will be 245 megawatt hours. We also intend to utilize our present gas contracts and thereafter to enter into new gas contracts in order to run the power station.

Construction of the project was expected to be completed in the second half of 2015. In 2015, the executing contractor (the Spanish Company "Abengoa") reported that it has experienced difficulties and pursuant to the decision of the Spanish court delivered in November 2015, it was granted protection from its creditors up to the end of the first quarter of 2016. We are examining the possibility of continuing execution of the construction work of the power station and completion thereof. In light of that stated, we expect to complete the project and to commence operation of the power station in the second half of 2016, with additional costs that are not material. However, we can provide no assurances that the construction work will be completed according our expectations. Delay in the completion of the construction work has had and will continue to have an adverse effect on our energy expenses and access to a reliable energy supply at the Sodom site, which may adversely affect our business, financial condition and results of operations.

The construction of a canal connecting the Red Sea to the Dead Sea could negatively impact the production of our plants.

The World Bank drafted a detailed report evaluating the feasibility of a canal from the Red Sea to the Dead Sea in order to address the receding water level of the northern basin of the Dead Sea. Following the aforesaid report, Israel, the Palestinian Authority and Jordan signed an agreement in principle to implement stage A of the project, involving construction of a pipeline from the Red Sea. The targets underlying the World Bank's report on the construction of the canal are desalination of water for countries in the region (mainly Jordan), stabilization of the level of the Dead Sea and contribution to regional peace. Such a canal could change the composition of the Dead Sea resulting in a lower concentration of sodium chloride in the water, which could negatively impact the production of our plants.

A detailed agreement has been signed by Israel and Jordan, triggering the first stage of the Sea Canal. The project includes construction of a desalination plant in Aqaba and transportation of the desalinated water to Jordan and to Israel. The brine will be pumped into the Dead Sea. Under the agreement, water exchanges will take place, and the Jordanians will be able to receive water from Israel. The facility will initially pump 200 million cubic meters a year from the Red Sea. 80 million cubic meters will be transformed into potable water and the remaining 120 million cubic meters will be pumped into the Dead Sea. About 100 million cubic meters of additional sea water will be extracted and flowed directly into the Dead Sea without desalination. The 180 km long pipeline will be laid in Jordanian territory. Based on the evaluation performed by the World Bank, pumping up to 400 million cubic meters into the Dead Sea will have no adverse environmental effects, as no layering effect will be caused, and the water will evaporate and/or mix with the water of the Dead Sea. For this reason it appears that pumping on such a scale will also create no significant damage to our plants, especially since only about 200 million cubic meters will be pumped in one pipeline in the first stage of the project (assuming they are not discharged nearby our pumping station), although the actual impacts may be different.

We are subject to the risk of labor disputes, slowdowns and strikes.

From time to time we experience labor disputes, slowdowns and strikes. For example, on February 2, 2015, the Workers Council of Bromine Compounds Ltd. of ICL's industrial Products segment started a full-scale strike at the Bromine Compounds plants in Neot Hovav. The strike at the plants came, among other things, in response to the efficiency programs we are executing in Neot Hovav. On February 19, 2015, the Workers Council of DSW announced a full-scale strike at DSW's facilities in Sodom. On May 28, 2015, an agreement was signed between the parties ending the strike. For information on implementation of the efficiency programs and the strikes that were initiated in response see “Item 6. Directors, Senior Management and Employees—D. Employees.” For information on the impact of the strike see “Item 3. Key Information-A. Selected Financial Data – adjusted operating and net income table.

Approximately 75% of our employees are subject to collective bargaining agreements. Lengthy slowdowns or strikes at any of our plants could disrupt production and cause the non-delivery of products that had already been ordered, and it takes time to return to full capacity production in all facilities. Furthermore, due to the mutual dependency between ICL plants, labor disputes or a strike in any ICL plant may affect the manufacturing capacity and/or manufacturing costs of other ICL plants. If labor disputes, slowdowns or strikes occur, we could incur significant shutdown and related costs, which could adversely impact our operating results and affect our ability to fully implement future operational changes for efficiency purposes. The collective employment agreement of DSW expired in September 2015. As at the date of this Annual Report, we are holding talks with DSW Workers Council in connection with extension of the agreement for an additional two years. There is no certainty the existing agreement will be extended and what will be the agreements between the parties. The collective employment agreements of Rotem are valid until June 2016 and the collective employment agreements of bromine compounds are valid until July 2017. On January 20, 2016, the DSW Workers Council declared a labor dispute. As at the date of the report, there are declared labor disputes at Bromine Compounds, DSW and Rotem. During these labor disputes, the Workers Council may impose certain sanctions or block the removal of goods through the factory gates, and the disputes may escalate into a strike.

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

The termination, cancellation or expiration of governmental programs or tax benefits; initiation of a new or amended legislation or regulations with respect to additional and/or increased fiscal liabilities to be imposed on us; or introduction of new tax reforms; imposition of new taxes or changes to existing tax rates, could adversely affect our business results.

Any of the following may have a material adverse effect on our operating expenses, effective tax rate and overall business results:

•	Some government programs may be discontinued, expire or be cancelled;

•	The government may initiate new legislation or amend existing legislation in order to impose additional and/or increased fiscal liabilities on our business, such as additional royalties or natural resources taxes, as has occurred recently in Israel;

•	The applicable tax rates may increase;

•	We may be unable to meet the requirements for continuing to qualify for some programs;

•	These programs and tax benefits may be unavailable at their current levels;

•	Upon the expiration of a particular benefit, we may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit.

Our tax liabilities may be higher than expected.

Our tax expenses and the resulting effective tax rate reflected in our consolidated financial statements may increase over time as a result of changes in corporate income tax rates and other changes in tax laws in the various countries in which we operate. We are subject to taxes in many jurisdictions, and discretion is required in determination of the provisions for our tax liability. Similarly, we are subject to examination by the tax authorities in many different jurisdictions. As part of these examinations, the relevant tax authorities may disagree with the amount of taxable income reported, deriving from our inter-company agreements and may also dispute our interpretation of the applicable tax legislation. For example, in December 2013, an assessment was received from the Israeli Tax Authority (“ITA”) whereby we are required to pay tax in addition to the amount we have already paid in respect of the years 2009-2011, in the amount of about NIS 917 million (about $235 million). We have appealed the ITA's assessment. On January 27, 2015, an Order was received from the ITA with respect to the amount of the additional tax demanded, as stated. We disagree with the ITA's position and on February 25, 2015 it filed an appeal of the Order.

We intend to expand our business through mergers and acquisitions or organizational restructuring and various initiatives to increase production and reduce costs of our existing operations. This could result in a diversion of resources and extra expenses, a disruption of our business and an adverse effect on our financial condition and results of operations.

One of the components of our strategy is to pursue mergers and acquisitions of businesses or to enter into joint ventures and partnerships. Consistent with this strategy, we regularly evaluate potential opportunities, some of which could be material .The negotiation process with respect to potential acquisitions or joint ventures, as well as the integration of acquired or jointly developed businesses, will require management to invest time and resources, in addition to the necessary financial investments and we may not be able to complete such opportunities. There is no guarantee that businesses or joint ventures that have been or will be acquired will be successfully integrated with our current products and operations and we may not realize the intended benefits of the acquisition or joint venture.

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

Some of our partners or potential partners in these business initiatives are governments, governmental bodies or public owned companies. We may face certain risks in connection with our investments in the joint ventures and/or partnerships including, for example, if our partners’ needs, desires or intents change, if the government changes or if the ownership structure of our partners changes.

In addition, we are working on a number of initiatives to improve our existing operations, including initiatives to increase production in Spain and reduce operating costs at our facilities. These initiatives may cost more or take longer than we anticipate and they may not ultimately achieve their goals. If we cannot do so, our competitive position could be adversely affected. See “Item 4. Information on the Company—B. Business Overview—Our Strategy”.

As a multinational company, our sales and profits may be adversely affected by currency fluctuations and restrictions as well as credit risks.

Our multinational activities expose us to the impact of currency exchange rate fluctuations. Our financial statements are prepared in U.S. dollars. Our sales are made in a variety of currencies, primarily in U.S. dollars and euros. As a result, we are currently subject to significant foreign currency risks and may face heightened risks as we enter new markets. We may also be exposed to credit risks in some of these markets. The imposition of price controls or restrictions on the conversion of foreign currencies could also have a material adverse effect on our financial results. Part of our operating costs in 2015 were incurred in currencies other than U.S. dollars, particularly in euros, NIS, GBP, BRL and RMB. As a result, fluctuations in exchange rates between the currencies in which such costs are incurred and the U.S. dollar may have a material adverse effect on our results of operations, the value of the balance sheet items denominated in foreign currencies and our financial condition.

We use derivative financial instruments and “hedging” techniques to manage some of our net exposure to currency exchange rate fluctuations in the major foreign currencies in which we operate. However, not all of our potential exposure is covered, and some elements of our consolidated financial statements, such as our equity positions and operating profit, are not fully protected against foreign currency exposures. Therefore, our exposure to exchange rate fluctuations could have a material adverse effect on our financial results.

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk.”

Because some of our liabilities bear interest at variable rates, we are subject to the risk of interest rate increases.

A portion of our liabilities bear interest at variable rates. We are exposed to the cash flow risk stemming from an increase in interest rates, which would increase our financing expenses and adversely affect our results. Such increase in interest rates may be also as a result of downgrade in our rating. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

We may be subject to material fines, penalties and other sanctions and other adverse consequences arising out of FCPA investigations and related matters.

We are required to comply with the U.S. Foreign Corrupt Practices Act (the "FCPA"), the UK Bribery Act and similar anti-corruption laws in other jurisdictions around the world where we do business. We operate and sell in countries that may be considered to be of high risk in this regard. Compliance with these laws has been subject to increasing focus and activity by regulatory authorities in recent years. Actions by our employees, or third party intermediaries acting on our behalf, in violation of such laws, whether carried out in the United States or elsewhere in connection with the conduct of our business could expose us to liability for violations of the FCPA or other anti-corruption laws and accordingly may have a material adverse effect on our reputation and our business, financial condition and results of operations.

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

A significant invasion, interruption, destruction or breakdown of our information technology systems and/or infrastructure by persons with authorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage whether internally or at our third party providers. Our systems have been, and are expected to continue to be, the target of malware and other cyber-attacks. Although we have invested in measures to reduce these risks, we cannot assure that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data.

The failure to recruit key personnel, or to attract additional executive and managerial talent, could adversely affect our business.

Given our increasing size, complexity and the global reach of our business and multiple areas of focus, each of which could a significant stand-alone company, we are especially reliant upon our ability to recruit and retain highly qualified management and other employees. Much of our competitive advantage is based on the expertise, experience and know-how of our key management personnel. Any loss of service of key members of our organization, or any diminution in our ability to continue to attract high-quality employees may delay or prevent the achievement of major business objectives and may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to improve our working capital, reduce capital expenditure and operating expenses to the extent and during the timeframe intended by our cost reduction program.

In August 2013, we announced a cost reduction program to reduce $350 million by the end of 2016. In March 15, 2016, we announced to target additional cost reduction measures of $50 million per year, which it will implement during 2016. In addition we will target measures that are expected to generate additional $50 million in cash flow through improved working capital and other measures and capital expenditures (excluding acquisitions) are targeted not to exceed $650 million per year over the next several years, which will be lower than the $700 million to $800 million previously targeted. Such targets are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied.

The business environment may cause our sales to deteriorate by more than our ability to reduce our costs. If we are unable to achieve our efficiency initiatives during the expected timeframes, our results of operations will be negatively affected and our ability to execute other aspects of our strategy may be slowed or undermined.

We have significantly increased our leverage in recent years and more frequently engage in refinancing activities, making us increasingly reliant on access to the capital markets at favorable terms.

Our short and long term indebtedness has significantly increased over the past five years. As a result, our principal and interest payment obligations have increased, as well as our costs relating to finance activities. The degree to which we are leveraged could affect our liability to obtain additional financing for acquisitions, refinancing of existing debt, working capital, or other purposes, could adversely affect our credit rating, and could make us more vulnerable to industry downturns and competitive pressures as well as interest rate and other refinancing risks. In addition, capital markets have been more volatile in recent years. Such volatility may adversely affect our ability to obtain financing on favorable terms at a time when we need to access the capital markets regularly. Our ability to refinance existing debt and meet our debt service obligations will be dependent upon our future performance and access to capital markets, which will be subject to financial, business and other factors affecting our operations (including our long term unsecured credit ratings), many of which are beyond our control. Our credit rating may be downgraded, inter alia, due our future performance, the degree to which we are leveraged and deteriorating business environment.

The instruments governing our debt contain covenants and, in some cases, require us to meet certain financial ratios and tests. Any failure to comply with these covenants could result in an event of default under the applicable instrument, which could result in the related debt and the debt issued under other instruments becoming immediately due and payable. In such event, we would need to raise funds from alternative sources, which may not be available to us on favorable terms, on a timely basis or at all. Alternatively, any such default could require us to sell our assets or otherwise curtail operations in order to satisfy our obligations to our creditors.

Risks Related to Our Industry

Sales of our fertilizer products are subject to the situation in the agricultural industry.

Most of our fertilizer products are sold to producers of agricultural products. Fertilizer sales may be adversely impacted as a result of a decline in agricultural produce prices or the availability of credit, or other events that cause farmers to plant less and consequently reduce their use of fertilizers. For example, periods of high demand, increasing profits and high capacity utilization tend to lead to new investment in crops and increased production. This growth increases supply until the market is over-saturated, leading to declining prices and declining capacity utilization until the cycle repeats. As a result, the prices and quantities of fertilizer products sold have been volatile. As potash and phosphate prices and quantities sold have a very significant influence on our business results, low prices and/or low quantities and/or a decrease in prices may cause our results of operations to fluctuate and potentially materially deteriorate.

The price at which we sell our fertilizer products and our sales volumes could fall in the event of industry oversupply conditions, which could have a material adverse effect on our business, financial condition and results of operations. Alternatively, high prices may lead our customers to delay purchasing decisions in anticipation of lower prices in the future, thereby decreasing our sales volumes. These factors could materially and adversely affect our business, financial condition and results of operations.

In addition, government policies, and specifically, subsidy levels, may affect the amount of agricultural crops and, as a result, sales of our fertilizer products. Generally, reductions in agricultural subsidies or increases in subsidies to local fertilizer manufacturers in a country where we sell our products are likely to have a negative impact on our fertilizer business.

Finally, the agricultural industry is strongly affected by local weather conditions. Conditions such as heavy storms, long periods of drought, floods, or extreme seasonal temperatures are likely to affect the local crop’s quality and yield and cause a reduction in the use of fertilizers. Loss of sales in an agricultural season in a target country as a result of weather-related events can cause a loss of sales for the whole year.

Sales of our industrial products are affected by various factors that are not within our control, including developments in the electronics markets and legislative changes impacting the use of our products.

Our industrial products accounted for 20.6% of our sales (before set-offs of inter-segment sales) in 2015. Our sales of these products are dependent on various factors outside our control. For instance, a large proportion of our industrial products are sold for use as flame retardants. This area is subject to government regulation around the world, which can restrict certain uses of flame retardants. In addition, various “green” organizations have been increasing their pressure to reduce the use of bromine-based flame retardants, and various countries are assessing possible limitations on the use of bromine-based flame retardants. For example, the bromine-based flame retardant DECA is banned for use in electrical and electronic applications in the European Union. In addition, due to the definition of DECA as a “substance of very high concern,” the European Chemicals Agency (“ECHA”) is leading a restriction campaign to prohibit most uses of DECA in the European Union by 2017. In 2013, DECA was proposed as a candidate for deliberations at the Stockholm Convention in the United Nations as a substance having persistent organic pollutant (“POP”) characteristics. The deliberations commenced in October 2013 and the decision-making process is expected to be completed in 2017. Imposition of the prohibition against use is expected to enter into effect at the end of 2018. See “Item 4. Information on the Company—B. Business Overview—Regulatory and Environmental, Health and Safety Matters.” Sale of oil drilling products depends on the extent of operations in the oil drilling market, mainly in deep drillings in the high seas, which in turn is dependent on fuel prices, and on the decisions of oil companies regarding rates of production and areas of production of oil and gas. The drop in oil prices in 2015 may affect the scope of operations in the oil drilling market and lead to a drop in the sales of our products in this sector.

In addition, a large portion of our industrial products are used as inputs for end-products. For example, a significant portion of our flame retardants are added to plastic components in electronic devices, including personal computers and televisions. The slowdown of the global economy in recent years as well as the increasing use of smart phones and tablets as opposed to personal computers have led to a decline in the demand for personal computers, which in turn has caused a decline in the demand for bromine-based flame retardants sold by our Industrial Products segment. Beginning in late 2012, there was also a slump in demand for bromine-based flame retardants for construction. Our strategy is to attempt to increase the demand through development of new products and new applications, by introducing bromine products such as flame retardants into new geographic areas where they are not currently used or to develop their use, as well as other bromine derivatives, as part of new applications. A failure to increase demand for our bromine-based products could have a material adverse effect on our business, financial condition and results of operations.

Sales of our performance products are affected by various factors that are outside our control, including a recession or slowdown in the world economy as well as an increase in the euro exchange rate vis-à-vis the U.S. dollar.

Sales of our performance products are affected by various factors that are outside our control, including global economic conditions in the markets in which we operate. For example, our sales may be affected by the slow economic recovery or any reversal thereof in Europe. We have significant manufacturing operations in Europe and a large portion of our European sales are in euros, whereas some of our competitors are manufacturers outside Europe whose operational currency is the U.S. dollar. As a result, a strengthening of the euro exchange rate vis-à-vis the U.S. dollar increases the competitive advantage of these competitors.

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

As an industrial chemicals company, we are subject to various legislative and licensing restrictions in the areas of environmental protection and safety. Related compliance costs may have a negative effect on our results of operations.

Because we are active in the field of industrial chemicals, we are significantly affected by legal rulings and licensing authorities in the areas of environmental protection and safety. In recent years, there has been a significant increase in the stringency and enforcement of legislative directives and regulatory requirements in these areas, and the cost of conformance and compliance has risen significantly. Additionally, legislative changes throughout the world may prohibit or restrict use of our products, due to environmental protection, health or safety considerations. Standards that will be adopted in the future are likely to affect us and change our methods of operation. Furthermore, some of our licenses, including business licenses and mining licenses, are for fixed periods and must be renewed from time to time. Renewal of the licenses is not certain and the renewal may be made contingent on additional conditions. See “Item 4. Information on the Company—B. Business Overview—Regulatory and Environmental, Health and Safety Matters.”

As an industrial chemicals company, we are inherently subject to hazards relating to materials, processes, production and the overall nature of our business.

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

From time to time we are exposed to administrative and legal proceedings, both civil and criminal, including as a result of alleged environmental contamination caused by certain of our facilities. In addition, from time to time examinations and investigations are conducted by enforcement authorities. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Furthermore, from time to time we are exposed to claims alleging physical or property damage, which may cause us financial harm. In addition, some of the manufacturing or marketing activities (and sometimes transportation and storage as well) entail safety risks that we attempt to minimize but are not able to eliminate. In various countries, including Israel and the United States, legislation exists that can impose liability on us irrespective of our actual intent or negligence. Other laws place responsibility on defendants jointly and severally, and sometimes retroactively, and therefore can cause us to be liable for activities executed jointly with others and at times by solely by others. We may also be found liable for claims related to land that we mined or activities that we conducted within our premises, even after such activities have ceased.

In addition, over the past several years, there has been an increase in the filing of claims together with a request for their certification as class actions. Due to the nature of class actions, these claims may be for very high amounts and the costs of defending against such actions may be significant even if the claims are without merit. In addition, our insurance policies include coverage limitations, are restricted to certain causes of action and may not cover claims relating to certain types of damages. For example, in August 2013, a request for certification of a claim as a class action against us, Israel Corporation Ltd., Potashcorp Cooperative Agricultural Society Ltd., the members of our Board of Directors and CEO, was filed in the District Court in Tel-Aviv, on the grounds of a misleading detail, deception and non-disclosure of a material detail in our reports, this allegedly being in violation of the provisions of the Securities Law and the general laws in Israel. The aggregate amount of the damage claimed is $0.70 billion (NIS 2.75 billion) or $0.84 billion (NIS 3.28 billion) (the amount of the claim depends on the share price used for calculating the alleged damages). In November 2014, a hearing on the motion to certify a class action was held. In 2015, proceedings took place to advance a compromise agreement that were later discontinued by the parties. As at the date of this Annual Report, a court decision on the request had not yet been rendered. In our estimation, the chances that the allegations against us will be dismissed exceed the chances that the allegations will be accepted. Accordingly, no provision was included in the financial statements. See Note 23 to our audited financial statements and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Securities Law Proceedings” for additional information.

We are exposed to the risk of third-party and product liability claims.

We are also exposed to risk of liability related to damage caused to third parties by our operations or by our products. For example, we are subject to claims alleging liability for the impacts from the rising water level at one of our evaporation ponds at the Dead Sea. See Note 23 to our audited financial statements. We have third-party liability insurance for damages caused by our operations and for product liability. However, there is no certainty that this insurance will fully cover all damage for such liability. Likewise, sale of faulty products by us might give rise to a recall of products by us or by our customers, who had used the products.

Our insurance policies may not be sufficient to cover all actual losses that we may incur in the future.

We maintain, among others, property, environmental, business interruption and casualty insurance policies, but we are not fully insured against all potential hazards and risks incident to our business. We are subject to various self-retentions and deductibles under these insurance policies. As a result of market conditions, our loss experience and other factors, our premiums, self-retentions and deductibles for insurance policies can increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. In addition, significantly increased costs could lead us to decide to reduce, or possibly eliminate, coverage. As a result, a disruption of operations at one of our key facilities or a significant casualty could have a material adverse effect on our financial condition and results of operations. Furthermore, our insurance may not be sufficient to cover our expenses related to claims and law suits that may be filed against us, or expenses related to legislation that is being enacted with adverse impact on us.

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

Our headquarters, some of our operations, and some of our mining facilities are located in central Israel and many of our key employees, directors and officers are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could materially and adversely affect our business, financial condition and results of operations and could also make it more difficult for us to raise capital. Recent political uprisings, social unrest and violence in various countries in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria, are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries and has raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. In addition, the assessment is that Iran has a strong influence among parties hostile to Israel in areas that neighbor Israel, such as the Syrian government, Hamas in Gaza and Hezbollah in Lebanon. Any armed conflicts, terrorist activities or political instability in the region could materially and adversely affect our business, financial condition and results of operations. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. In addition, because we are an Israeli company, our sales may be subject to economic boycotts or other sanctions on our products.

Our operations may be disrupted as a result of the obligation of Israeli citizens to perform military service.

Many Israeli citizens are obligated to perform one month, and in some cases more, of annual military reserve duty until they reach the age of 45 (or older, for reservists with certain occupations) and, in the event of a military conflict, may be called to active duty. Although periods of significant call-ups of military reservists in the past in response to terrorist activities have had no significant impact on our operations, it is possible that there will be military reserve duty call-ups in the future, which might disrupt our operations.

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

As of December 31, 2015, Israel Corporation held approximately 48.88% of our outstanding ordinary shares and approximately 46.04% of the voting rights of our shareholders.

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

In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of our Company. Israel Corporation could also sell its stake and transfer control to another party without your consent. Furthermore, Israel Corporation may conduct material transactions in our shares, such as its existing margin loans that are secured by pledges of ICL shares, and/or in their organizational structure that we will not be able to influence but that may have a material adverse effect on our share price.

The existence of a Special State Share gives the State of Israel veto power over transfers of certain assets and shares above certain thresholds, and may have an anti-takeover effect.

The State of Israel holds a Special State Share in our Company and in some of our Israeli subsidiaries. The Special State Share entitles the State of Israel, among other things, to restrict the transfer of certain assets and some acquisitions of shares by any person that would become a holder of specified amounts of our share capital. Because the Special State Share restricts the ability of a shareholder to gain control of our Company, the existence of the Special State Share may have an anti-takeover effect and therefore depress the price of our ordinary shares. Furthermore, the existence of the Special State Share may prevent us from and developing business opportunities that we may come across.

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

As at the date of this Annual Report, we have approximately NIS 185 million ($47 million) par value shares authorized but unissued. We may choose to raise substantial equity capital in the future: to acquire or invest in businesses, products or technologies and other strategic relationships and to finance unanticipated working capital requirements and respond to competitive pressures. The issuance of any additional ordinary shares in the future, or any securities that are exercisable for or convertible into our ordinary shares, will have a dilutive effect on our shareholders since by raising additional funds by issuing equity or convertible debt securities, we will reduce the percentage ownership of our then-existing shareholders, and these securities may have rights, preferences or privileges senior to those of our existing shareholders. For example, on June 22, 2015, we have acquired the balance of Allana’s shares (83.78%) for a total consideration of approximately $112 million, of which approximately $96 million was in cash, and approximately $16 million was by means of issuance of 2,225,337 of our ordinary shares. In addition, 23,456,518 options for our ordinary shares that were issued under our incentive and remuneration plans were outstanding as at March 15, 2016. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Incentive Compensation Plans.” Any ordinary shares that we issue, including under any options plans, would dilute the percentage ownership held by investors.

We may not be able to maintain our dividend payment.

Our Board of Directors has adopted a dividend policy to pay quarterly dividends of up to 70% of our net income. All dividends must be declared by our Board of Directors, which will take into account various factors including our profits, our investment plan, our financial status and additional factors they deem appropriate. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends, to reduce the amount of dividends paid, to pay special dividend, to modify the dividend payout policy or to adopt a share buyback program. On March 15, 2016, the Board of Directors has decided to re-examine the Company’s current dividend policy, in its next meeting, and may make changes for future periods. Such changes could include either a reduction in the amount or the targeted dividend, or modification of the policy to be based on other metrics. No assurances can be provided that the Board of Directors will make any changes. In addition, dividends will only be paid when, as and if declared by the Board of Directors, and may be discontinued at any time.

Our ordinary shares are traded on different markets and this may result in price variations.

Our ordinary shares have been traded on the TASE since 1992 and have been listed on the NYSE since September 2014. Trading in our ordinary shares on these markets occurs in different currencies (U.S. dollars on the NYSE and NIS on the TASE) and takes place at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), related to the furnishing and content of proxy statements and the requirements of Regulation FD (Fair Disclosure), and our directors, officers and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

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

Item 4. Information on the Company

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal name is Israel Chemicals Ltd. and our commercial name is ICL. We are a public company and operate today as a limited liability company under the laws of Israel. Our registered office and principal place of business is located at Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv 61202, Israel. The telephone number at our registered office is +972-3-684-4400. Our website address is www.icl-group.com. The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Annual Report.

We were established in Israel in 1968 as a government-owned and -operated company in Israel and operate today as a limited liability company under the laws of Israel. In 1992, following a decision of the Israeli government to privatize the Company, the State published a sales offer prospectus and our shares were listed for trade on the Tel Aviv Stock Exchange. In September 2014, we listed our shares for trade on the New York Stock Exchange, and they are currently traded in Tel Aviv and in New York. The purpose of the listing was to expand our global base of investors, improve liquidity, increase our access to global financial markets, and improve our capital structure management flexibility. For additional information on the Company’s history and development, see “—Business Overview—Our History.” For information about our principal capital expenditures and divestitures during the last three fiscal years, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Principal Capital Expenditures and Divestitures.”

B. BUSINESS OVERVIEW

Company Overview

We are a leading global specialty minerals company that operates a unique, integrated business model. We extract raw materials and utilize sophisticated processing and product formulation technologies to add value to customers in three attractive end-markets: agriculture, food and engineered materials. These three end-markets constitute over 98% of our revenue. Our operations are organized into three segments: (1) Fertilizers, which operates the raw material extraction for us and markets potash, phosphates and specialty fertilizers; (2) Industrial Products, which primarily extracts bromine from the Dead Sea and produces and markets bromine and phosphorus compounds for the electronics, construction, oil and gas drilling and automotive industries and (3) Performance Products, which mainly produces, markets and sells a broad range of downstream phosphate-based food additives and advanced industrial intermediates.

Our principal assets include:

•	Access to one of the world’s richest, longest-life and lowest-cost sources of potash and bromine (the Dead Sea).

•	Access to potash mines in the United Kingdom and Spain.

•	Bromine compounds processing facilities located in Israel, the Netherlands and China.

•	A unique integrated phosphate value chain, from phosphate rock mines in the Negev Desert in Israel and in China to our value-added downstream products in Israel, Europe, the United States, Brazil and China.

•	An extensive global logistics and distribution network with operations in over 30 countries.

•	A focused and highly experienced group of technical experts developing production processes, new applications, formulations and products for our three key end-markets: agriculture, food and engineered materials.

For the year ended December 31, 2015, we generated total sales of approximately $5,405 million, operating income of approximately $765 million and net income of approximately $509 million, the sales of the Fertilizers segment amounted to approximately $3,067 million and operating income of approximately $529 million, our Industrial Products segment generated sales of approximately $1,115 million and operating loss of approximately $24 million and our Performance Products segment generated sales of approximately $1,472 million and operating income of approximately $319 million.

For a breakdown of sales by segment and geographic market for each of the last three fiscal years, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

Our Industry

The majority of our businesses compete in the global fertilizer and specialty chemicals industries.

Fertilizers

Fertilizers serve an important role in global agriculture by providing vital nutrients that help increase both the yield and the quality of crops. We supply two of the three essential nutrients — potassium, phosphorus and nitrogen — required for plant growth. There are no artificial substitutes for potassium and phosphorous (which are produced by the Company). Although these nutrients are naturally found in soil, they are depleted over time by farming, which could lead to declining crop yields and land productivity. To replenish these nutrients, farmers must apply fertilizers. The demand for fertilizers is volatile and seasonal. In our estimation, the policy of most countries is to ensure an orderly supply of high-quality food to their residents, including by encouraging agricultural production, which should preserve the long-term growth trend of fertilizer consumption.

Potash helps regulate a plant's physiological functions and improves plant resilience, providing crops with protection from drought, disease, parasites and cold weather. Unlike phosphate and nitrogen, potash does not require additional chemical conversion to be used as a fertilizer. Potash is mined either from underground mines or, less frequently, from solutions found in nature, such as our operations in the Dead Sea. According to estimates from the United States Geological Survey, six countries accounted for approximately 86% of the world's aggregate potash production and the top nine producers (considering China as a single producer even though there are numerous producers in China) accounted for approximately 85% of world production in 2015. In 2015, the quantities of potash sold worldwide were low compared with 2014, which was a record year. The average prices in 2015 were significantly lower than the prices in 2014. Since the beginning of 2015 there has been a trend of a decline in the potash. The main reasons for that stated above are, among others, a decrease in the prices of agricultural commodities, weakening of the currencies of the importing countries, a shortage of rainfall (mainly in India) and limitations on the credit granted to farmers (mainly in Brazil). The beginning of 2016 brought no signs of economic recovery. In the global commodities market, the prices are at multi year lows, due to the high inventory levels in China, which postponed the negotiations with respect to renewal of the contracts to 2016.

Import of potash into China in 2015 totaled 9.4 million tons – an increase of about 18% compared with the corresponding period last year. The significant quantities of potash imported into China during the year caused an accumulation of large inventories in the country. This enabled the Chinese importers to delay signing of contracts for the first half of 2016 and gives them a stronger bargaining position in negotiations with reference to import prices in the new contract. In January 2016, ICL signed new framework agreements with its customers in China for the supply of approximately 3.4 million tons of potash over the next three years, compared to 3.3 million tons in the previous framework agreements for the years 2013 to 2015. The selling price will be determined on the basis of the accepted price levels in the Chinese potash market. According to the framework agreements, which represent a 3% increase in the quantities supplied, compared to the previous three-year framework agreements, the Company will supply 1.1 million tons of potash in 2016, 1.14 million tons in 2017, and 1.16 million tons in 2018.

In the beginning of 2015, it appeared that the imports of potash into India would increase significantly over 2014. This expectation did not materialize, mainly due to the devaluation of the Indian currency and the shortfall of Monsoon rains. During 2015, India imported 4 million tons of potash, constituting a decrease of 7%, compared with 4.3 million tons imported in 2014. In 2015, ICL signed contracts for supply of potash with its customers in India, covering an aggregate quantity of 835 thousand tons, including options. In the Company’s estimation, the customers in India will not utilize the entire quantities covered by the contracts due to the accumulation of inventories.

In the Company’s estimation, an improvement in farmers demand for potash in India is expected in 2016, on the assumption that the price in the annual contract to be signed will be lower than the present contract price. However, aside from the price, the demand is also impacted, to a significant extent, by the subsidies that will be determined by the government and by the amount of the monsoon rainfall.

The demand for potash in Brazil, which peaked in 2014, dropped significantly in 2015 due to a fall in the prices of the agricultural commodities, weakness of the Brazilian currency and the limitations with respect to credit to farmers. In 2015, potash imports into Brazil totaled 8.3 million tons, compared with imports of 9.1 million tons in 2014 – constituting a decline of 8%.

According to the IFA, the aggregate global demand for potash for agricultural and other uses is projected to grow at an average annual rate of 3%, from 35.5 million tons of K2O in 2015 up to 38.5 million tons of K2O in 2019.

Phosphate is essential for plant root development and is required for photosynthesis, seed germination and efficient usage of water. Phosphate fertilizers are produced from phosphate rock and sulfuric acid and occasionally also include ammonia. The principal phosphate fertilizer producing regions have plentiful reserves of high quality, phosphate rock that can be mined at a low cost. In 2015, the vast majority of the world’s phosphate rock production was in China, the United States, Morocco and Russia. According to the IFA, global phosphoric acid demand is forecast to grow at an annual rate of 2.5%, from a quantity of 43.7 million tons of phosphorous content in 2015 to a quantity of 48.2 million tons of phosphorous content up to 2019. During 2015, there was a decrease in prices of phosphate fertilizers. These price decreases stemmed from a combination of supply and demand factors. On the demand side, imports into India (the main importer of DAP) were lower than expected in the second half of the year, due to a shortage of rainfall and the continuing erosion of the local currency against the dollar. Regarding demand, in addition to the decrease in demand in India, in 2015 Brazil also imported a quantity that was 24% less than in 2014, due to the decline in the prices of agricultural commodities, weakness of the Brazilian currency and restrictions on credit to farmers. The demand in the United States was also low, mostly due to a fall in crop prices. On the supply side, there was a significant increase in the export of phosphate fertilizers from China, the new Saudi producer (Ma’aden) increased its exports this year, and the Moroccan phosphate company (OCP) entered a new plant into production (one of four in the processes of gradual construction). Based on CRU publications, due to the decline in demand, a number of major producers implemented a policy of contracting production: the U.S. fertilizers producer, Mosaic, reduced production, the Jordanian producer, JPMC, produced smaller quantities in the final months of the year, while the Tunisian producer suffered from numerous interruptions due to strikes at the plants, mines and the companies shipping the rock to the plants.

The prices of phosphate rock also fell in 2015, however more moderately than the phosphate and potash prices. CFR prices fell by about ten percent. Part of the decline was offset by the decline in the shipping prices, such that the FOB prices were impacted to a lesser extent.

The barriers to entry of new competitors into the potash market are significant, and a long lead time and billions of dollars of capital per operation are required. For example, economically recoverable deposits are scarce, typically deep in the earth and geographically concentrated. In phosphates, the need for access to competitive sources of multiple raw material feedstocks (phosphate rock, sulfuric acid and ammonia) combined with the complexity of developing an economically feasible downstream value chain also acts as a significant barrier to entry with respect to new competitors.

The specialty fertilizers market is growing faster than the conventional fertilizers market. Specialty fertilizers are generally used for specialty crops (such as greenhouses and horticulture) but are expanding into usage for larger specialty field crops. Farmers use fertilizers that are customized to meet the needs of specific crops, soil types and specific climates, to maximize yield and quality, mainly when the crop prices are high. The specialty fertilizers allow more precise application of the critical foundations for development of the plant (phosphorus acid, potassium and nitrogen) and micro-nutrients. In addition to reduction of the environmental impacts, the specialty fertilizers permit efficient and effective fertilization of different types of produce (fruits, vegetables, etc.). Increase in the demand for healthier food is expected to give rise to an increase in the use of specialty fertilizers. These fertilizers include, among others, “enhanced efficiency fertilizers” which permit greater fertilizing efficiency, including, controlled release fertilizers (CRF) (which allow for the exact release of nutrients over time), delayed/slow release fertilizers (SRF) (which allow for a very slow release of nutrients) (nitrogen and potassium only), liquid fertilizers integrated in irrigation systems as well as in herbicides and fertilizers that are fully soluble in water (that are most commonly used for fertilization by means of drip irrigation systems and foliar spraying).

Specialty Phosphates

Phosphate is also used in a broad range of downstream products in the food, electronics, energy and construction industries. These phosphate-based specialty products deliver additional value to ICL on top of the commodity phosphates. Main applications are for the food industry as additives for improved texture, stability and shelf life of processed foods in the markets for meat, bakery, dairy products and soft-drinks, and for additional industries for usage in road surfaces, oil and paint additives, forest fire retardants and fire extinguishing. Demand for phosphate-based products is driven by global economic and population growth and improved living standards, which promote the adoption of more sophisticated food products.

Bromine

The largest commercial use of bromine is in the area of bromine-based flame retardants, which accounts for approximately 40% of the demand for bromine. To meet fire-safety requirements, flame retardants are used as inputs in manufacturing processes and end products such as plastic enclosures for consumer electronics, printed circuit boards, insulation materials for construction, furniture, automobiles, and textiles. Additional commercial uses of bromine are in the following industries: rubber production, oil and gas drilling, water purification, intermediate materials for production of medicines and pesticides, and others. The flame retardant market has contracted in the past few years, due to a slowdown in the demand for electronic products and in the construction sector, as well as in the market for printed circuits. On the other hand, additional uses grew, although at a slower pace. ICL and its competitors are developing new products and uses on an ongoing basis.

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

The bromine industry is highly concentrated, with three companies accounting for approximately 80% of worldwide capacity in 2015 (ICL, Albemarle and Chemtura). Lack of access to a low-cost source of supply such as the Dead Sea constitutes a significant barrier to entry for aspiring competitors, as well as the requirement for a logistical supply system and specialized transport vehicles (isotanks). We estimate that approximately 70% of global elemental bromine production is consumed internally by the bromine manufacturers, since there is a very small market for elemental bromine. To increase the global use of elemental bromine, development of complex production facilities for downstream products is required.

Over 98% of our revenue is derived from three core end-markets: agriculture, food and engineered materials.

Agriculture

Global fertilizer demand is driven by grain demand and prices, which are primarily driven by population growth and dietary changes in the developing world:

•	Population and Income Growth per Capita. Historically, growth in world fertilizer consumption has been closely correlated with growth in world population, which is expected to increase by over 1.0 billion to reach 8.3 billion by 2030, according to the U.S. Census Bureau. Currently, developed countries use fertilizer more intensively than developing countries and therefore produce crops at much higher yields. Economic growth in emerging markets is increasing food demand and thus fertilizer use. In addition, income per capita growth in developing markets results in a shift to more protein-rich diets, and specifically, there is an increase in the consumption of meat, which requires larger quantities of grain for their growth, thus leading to an increased demand for seeds for animal feed. According to the IMF, income per capita in developing countries is expected to grow by an average rate of 6.4% annually from 2015 to 2020.

•	Declining Arable Land per Capita. As the world’s population grows, mainly in cities, farmland per capita decreases and more food production is required from each acre of farmland. This, in turn, requires increased yield on existing farms. According to data from the FAO, the amount of arable land per capita is expected to decrease from 0.218 hectares per person to 0.197 hectares per person between 2012 and 2030. Effectively, new arable land is available only in limited quantities, and is concentrated mainly in Brazil. Therefore, the only viable path to increase crop production is through the yield increase in existing farms in developing countries, mainly in China, India, Russia, Africa and Central America, by optimizing the use of fertilizers (especially improving the balance in the use of potash and phosphates versus the use of nitrogen fertilizers) together with water availability and better seeds.

•	Low Grain Stock-to-Use Ratio. The pressure on food demand is expected to continue to result in relatively low historical levels of the grain stock-to-use ratio (a metric indicating the level of carryover stock), as illustrated by the chart below. Based on the report published by the USDA in February 2016, the grain stock-to-use ratio is expected to increase to approximately 23.3% at the end of the 2015/2016 season, compared with 22.8% at the end of the 2014/2015 season, and 21.2% at the end of the 2013/2014 season. This is higher than the very low levels of 16.6% for 2006/2007 but lower than the level of 28.9% for the 2000/2001 season. Most of the increase that is anticipated in the 2015/2016 season stems from an increase in corn and wheat stockpiles. The inventory of soybeans, which is not included in the grains’ inventory index, is also on the rise. An increase in the grain stock-to-use ratios generally indicates that grain prices may decline (due to higher grain supply) and during 2015, corn, wheat and soybean prices decreased by 9%, 29% and 15%, respectively. This generally is a negative development for fertilizers, as lower grain prices reduce the incentive of farmers to use intensive fertilizer application.

Food

Consumer demand for different food products in developed countries has changed dramatically over the last several decades, driven by a number of trends and processes including increased per capita incomes, demographic shifts and lifestyle changes. Longer working hours, changing family structures, increased awareness of nutrition and health issues and access to a broader variety of food products result in growing demand for more sophisticated, products with longer shelf-lives such as convenience food and processed food products.

This changing demand includes greater demand for more sophisticated food products and processed food products with enhanced nutritional value and balance and with improved flavor, texture and appearance. An increasingly longer supply chain and consumer awareness of waste of foods also drives the demand for longer shelf-life and food stability. These trends act as long-term drivers of demand for food additives such as phosphate derivatives, phosphate and protein containing formulations and hygiene products for the processed meat, bakery, dairy and beverages industries.

Engineered Materials

Demand for engineered materials that we manufacture, which include solutions based on bromine and phosphorus, is driven by the demand from the construction and electronics industries, demand for energy, including renewable energy, and the increase in the demand for potable water and pharmaceutical products. Phosphoric acid is incorporated as a raw material into industrial grade product solutions that serve the needs of the water, cleaning, paints and coatings, and metal treatment industries. Phosphorous Penta Sulphide (p2s5) is manufactured to serve the lubricating oil additives and insecticide markets. Increased standards of living and expanding population in developing countries also increase regulation and growing environmental awareness. These trends result in greater demand for flame retardants including next generation and polymeric flame retardants, mercury emission control solutions, forest fire retardants, bromine-based biocides for water treatment, bromine, magnesia and potassium chloride-based intermediates for the pharmaceutical industry and oil additive solutions.

Our Competitive Strengths

We attribute our business strength to the following competitive advantages:

•	Unique portfolio of mineral assets. We benefit from our access to one of the world’s resource-rich, long-life and low-cost raw materials, mainly potash and bromine. Our access to these resources is based upon exclusive concessions and licenses from the State of Israel for extraction of minerals from the Dead Sea and mining potash and salt from local governments in the United Kingdom and Spain. We also have access to phosphate rock in the Negev Desert based on mining concessions from the State of Israel and we hold a concession for mining phosphates in two mines in China. Access to these assets provides us with a consistent, reliable supply of raw materials, allowing us to produce our products on a large scale and in a cost-effective manner.

•	Dead Sea in Israel. Our potash and bromine production facilities at the Dead Sea enjoy low production costs due to the high concentration and virtually unlimited supply of minerals contained in the Dead Sea, and the low cost of extracting minerals from the Dead Sea, compared to mining potash from underground deposits or extracting bromine from less concentrated sources, especially using solar evaporation to extract potash and bromine, which is a low-cost process, as compared to other energy-intensive alternatives. Furthermore, the hot and dry climate of the Dead Sea allows us to store, at a low cost, very large amounts of potash (exceeding one full year of production) outdoors. This advantage enables us to operate worldwide potash facilities at full production capacity despite periodic fluctuations in demand. In addition, we benefit from the geographic proximity of our facilities in Israel to seaports and from Israel’s geographic positioning vis-à-vis our main geographical markets (especially the fast growing markets of India, China and Brazil), reducing transportation, logistics costs and time-to-market. While we benefit from these advantages, we expect to incur significant infrastructure-related costs to fully harvest salt from Pond 5 at our Dead Sea complex, which is our central evaporation pond, to avoid the need to continue to raise the water level in the pond. In addition, while the supply in the Dead Sea is virtually unlimited, our access to this supply of potash and bromine pursuant to the concession is subject to the need to construct a new pumping station. Moreover, we are scheduled to pay taxes and royalties in the future at a higher rate following passage of the Law for Taxation of Profits from Natural Resources which entered into effect on January 1, 2016, except with respect to potash sales from ICL Dead Sea where the effective date is January 1, 2017. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business”.

•	United Kingdom and Spain mineral assets. In addition to our operations in Israel, we mine potash in the United Kingdom and Spain. Access to these assets provides us with production and logistics flexibility, geographical proximity to European customers and business diversification.

•	Our integrated phosphate value chain. Due to our access to the phosphate rock in the Negev Desert and in our mine in China, we are the only sizeable downstream fully backward integrated phosphate player. We mine and process phosphate rock from three open-pit mines in the Negev Desert under mining concessions with the State of Israel and from one open-pit mine in Haikou (China), using conventional methods, under phosphate mining license that was issued in July, 2015 by the Division of Land and Resources of the Yunnan district in China. Approximately three-quarters of the phosphate rock produced are used internally to manufacture phosphate fertilizers and phosphoric acid, with the balance sold to external producers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our mining operations are dependent on concessions, licenses and permits granted to us by the respective governments in the countries wherein they are located.”

•	Diversification into higher value-added specialty products leveraging our integrated business model. Our integrated production processes are based on a synergistic value chain that allows us to both efficiently convert raw materials into value-added downstream products and utilize by-products. For example, in phosphates we utilize our backward integration to produce specialty phosphates used in the food industry and for engineered materials applications which provides us with additional margins on top of the commodity margin. Our food ingredients provide solutions for improved texture and shelf-life for meat, dairy and bakery products. In addition, as a by-product of our potash production at the Dead Sea, we generate brines with the highest bromine concentration globally. Our bromine-based products serve the electronics, construction, oil and gas and other industries. Our potash mine in the United Kingdom also contains another mineral (polysulphate) which is mined using the same infrastructure and addresses unmet emerging mineral needs of the global agricultural industry, like sulfur deficiency.

•	Leading positions in markets with high barriers to entry. We are a global leader in many of the key markets in which we operate, including PK fertilizers, specialty fertilizers and phosphates, elemental bromine and phosphate-based food additives. We believe we are generally ranked among the top three leaders in our markets, as shown in the table below:

Product	Rank in international market	End-Markets
Potash	#2 in Western Europe and #6 Worldwide	Agriculture
PK fertilizers (complex fertilizers based on potash and phosphate)	#1 in Western Europe	Agriculture
Specialty fertilizers CRF and MKP	#1 Worldwide in MAP/MKP soluble fertilizers, #1 (tied) in Europe in controlled-release fertilizers and#2 in the United States in controlled-release fertilizers	Agriculture
Phosphate-based food additives	Top 3 Worldwide	Food
Specialty phosphates	Top 2 Worldwide	Food and Engineered Materials
Elemental bromine	#1 Worldwide	Engineered Materials
Phosphorus-based flame retardants	#1 Worldwide	Engineered Materials
Forest fire retardants	#1 Worldwide	Engineered Materials

•	Most of our businesses rely on natural resources that are scarce and concentrated in the hands of a few market participants. Our exclusive concessions, intellectual property (unique knowledge, technologies and patents for various products and applications), world-wide marketing and distribution network and high industry start-up costs for new market entrants further add significant barriers to entry.

•	Strategically located production and logistics assets. We benefit from the proximity of our facilities, both in Israel and Europe, to developed economies (Western Europe) and emerging markets (such as China, India and Brazil). For example, in Israel, we ship from two seaports: the Port of Ashdod (with access to Europe and South America) and the Port of Eilat (with access to Asia, Africa and Oceania). Access to these two ports provides us with two distinctive advantages versus our competitors: (1) we have lower plant gate-to-port costs and ocean freight costs, and transportation costs from ports to target market, which lowers our overall cost structure and (2) we have faster time to markets due to our proximity to end-markets, allowing us to opportunistically fill short lead-time orders, strengthening our position with our customers. In 2015, we completed the establishment of the YPH JV with Yunnan Phosphate Chemicals Group, China’s leading phosphate manufacturer, which strengthens our position in China. In addition, we are the sole producer with the ability to transport potash and phosphates from the same port (which we do in Israel). Our sales are balanced between emerging markets (approximately 35% of 2015 sales) and developed economies (approximately 65% of 2015 sales).

•	Operating cash flow generation. We generated operating cash flows of $893 million and $573 million in 2014 and 2015, respectively. These cash flows have enabled us to maintain and expand our production facilities and take advantage of acquisition opportunities. In addition, since 2007, we have a policy of paying a quarterly dividend of up to 70% of our net income. This policy has resulted in an average dividend yield in the past five years of 6.2% (calculated based on the total dividend per share distributed from the net income in the years 2011 through 2015, including a special dividend in the amount of $500 million distributed in 2014, divided by the average price per share on the Tel-Aviv Stock Exchange during these years). See “Item 8. Dividend policy.”

•	Professional expertise and culture of collaboration and determination. Our operations are managed by an international management team with extensive industry experience. We develop leaders with strong experience in their fields and the culture to drive change and innovation in our Company. We also bring in leaders from outside the Company to supplement our expertise. We focus on nurturing and empowering talent through a global platform of qualification, collaboration and communication that reinforces innovation.

Our Strategy

Our “2020—Next Step Forward” corporate strategy is targeted to fulfill essential needs in our three core markets (agriculture, food and engineered materials). We have developed a strategic plan based on three value-creating pillars: (1) Efficiency: improvement of existing operations; (2) Growth: organic and external expansion of our value chain, from specialty minerals to the agriculture, food and engineered materials markets; and (3) Enablers: creating one global ICL, strengthen innovation, providing an empowering environment for our employees and aligning management with our external and internal stakeholders to support our growth and efficiency goals.

Our key strategic initiatives include:

•	Continuously improve the cost base of our distinctive mineral asset base and initiate G&A cost efficiency initiatives. We have identified, and have started implementing cost reduction initiatives successfully in our potash, bromine and phosphate operations. Further to our demonstrated ability to create significant actual added value, we have expanded the activity and implemented an accelerated 5 year plan starting in 2016. The process focused on implementing process efficiencies to maximize our utilization rates while maintaining our production capacity to further reduce production cost per ton and help ICL lower its costs of production. Over 2015, ICL has also established an Operational Excellence activity for implementation of the most advanced practices in the industry. The ICL Operational excellence implementation plan covers transformation of all our operations within 3 years while our major Potash and Phosphate sites are commenced transformations since 2014. We estimate that, the execution of our activities which have already delivered significant contributions, will increase savings by the end of 2016 in the amount of approximately $350 million annually compared with 2013. As at December 31 2015, we successfully achieved a $275 million savings compared to 2013. Furthermore, ICL has initiated and already implemented certain initiatives across the Company to reduce our G&A costs, ICL is continuing to assess additional potential areas of savings and expecting to continue to do that during 2016.

On March 15, 2016, we announced, in light of the significant deterioration in the potash business environment and the continued weak outlook for the potash business, that we will adopt a number of additional measures to strengthen the Company's financial position and results. These measures are designed to continue ICL's tradition of sustainable shareholder value creation. Following previous cost improvement measures and ICL's strengthening of its specialty business, it was decided that: (1) In addition to the previously announced efficiency improvements that are targeted to generate cost reductions of $350 million by the end of 2016 on a run-rate basis (compared to 2013 levels), the Company will target additional cost reduction measures of $50 million per year, which it will implement during 2016; (2) the Company will target measures that are expected to generate additional $50 million in cash flow through improved working capital and other measures; (3) Capital expenditures (excluding acquisitions) are targeted not to exceed $650 million per year over the next several years, which will be lower than the $700 million to $800 million previously targeted; and (4) due to the cost savings and cash reductions specified and based on the current outlook for the business environment, the Company intends to target debt levels in an absolute amount that would not exceed current levels. If market conditions continue as currently contemplated, the Company anticipates that a moderate reduction of debt would begin in 2016.

In addition to these steps, the Board of Directors has decided to re-examine the Company's current dividend policy, in its next meeting, and may make changes for future periods. Such changes could include either a reduction in the amount or the targeted dividend, or modification of the policy to be based on other metrics. No assurances can be provided that the Board of Directors will make any changes.

Our estimates regarding the cost savings is based on our management experience and on actual process improvements. While the cost savings and efficiencies to be generated by our strategic plan described above are presented with numerical specificity, and we believe such targets to be reasonable as of the date of this Annual Report, the manner of implementation of the strategic plan and the expected timing thereof and its impact may be different, possibly even significantly different, than that forecasted. It may be difficult to reduce costs due to various factors, including the situation prevailing in the market, competition, labor relations and strikes, regulation and the risk factors characterizing our activities. Accordingly, our actual results may differ from these targets and the differences may be material, particularly if actual events differ significantly, possibly adversely, from one or more of our key assumptions. We caution investors not to place undue reliance on any of these assumptions and targets. See “Special Note Regarding Forward-Looking Statements” for additional information regarding these forward-looking statements and risk factors.

•	Base our future expansions on our existing reserves. After expanding our production capability at the Dead Sea to about 4 million tonnes, the potential for future expansion relies on our reserves at ICL Iberia and ICL Africa (the Danakil project in Ethiopia). At ICL Iberia in Spain we are consolidating our sites into one mine with one processing facility, which will reduce the cost per tonne and create opportunity for additional debottlenecking and expansion. At ICL UK, we are planning to shift from Potash production to Polysulphate (reaching 1 million tons in 2020), and extend the mining area to provide additional resources. In 2015, we completed the acquisition of 100% of Allana that was formerly publicly traded company in Toronto, Canada at the time of the acquisition, which through Allana Afar holds a concession to develop the first potash mine in Ethiopia. Although our development program is still in the exploratory stage, we estimate that production will commence in 2020. In addition, we intend to develop the mine for production of potassium chloride (MOP) and potassium sulfate (SOP). In phosphates, we intend to preserve the yearly production records that were achieved during 2015 in ICL Rotem. Additionally the focus in the coming years would be on optimizing and improving the capacity utilization in YPH JV in China.

With respect to our phosphate reserves, in December 2015, the National Planning and Building Council approved the Policy Document regarding Mining and Quarrying of Industrial Minerals, which includes, among other things, a recommendation to permit phosphate mining, including at Barir field. For further information in that respect see Item 4. Information on the Company—D. Property, Plants and Equipment—Mineral Extraction and Mining Operations”. It should be noted that the residents of Arad are continuing to object to advancement of the mining plan and even to test mining. If mining approval is not received for the Barir field, this will significantly impact the Group’s future mining reserves in the medium and long term. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— Our mining operations are dependent on concessions, licenses and permits granted to us by the respective governments in the countries where they are located”.

Furthermore, we are assessing additional phosphate reserves in emerging markets and consistent with our strategy to develop a full phosphate value chain in key regions in the world, in October 2015 we completed the formation of a joint venture company (“YPH JV”) with Yunnan Phosphate Chemicals Group Corporation Ltd. (“YPC”), China’s leading phosphate producer – a step that we expect to nearly double our global phosphate market share. We invested approximately $180 million for a 50% stake in YPH JV. YPH JV, is expected to have major global phosphate operations in China with annual capacity of nearly 1 million tons of fertilizers and other downstream products, with backward integration into world-scale phosphate rock mines. As we transform the operations from commodity focused to more balanced operations between commodity and specialty, we expect revenues to increase significantly while improving profitability and EBITDA margins to increase to mid-teens. In the fourth quarter of 2015, ICL recorded sales of over $100 million with respect to YPH JV.

In addition, in January 2016 we completed an investment in 15% of the issued and outstanding share capital on a fully diluted basis of the parent company of YPC, Yunnan Yuntianhua Co., Ltd (a public company traded on the Shanghai Stock Exchange) and China’s leading producer of phosphate rock and fertilizers ("YTH"). This investment will grant ICL representation on several of Yunnan Yuntianhua Co. Ltd. governing bodies and will facilitate our efficient management of YPH JV. We paid approximately $250 million in consideration of 199 million new shares that were issued to us in a private offering, at the price of 8.24 CNY per share. The new shares will be subject to a three-year lock up period as required under the PRC law. This investment is expected to strengthen our strategic alliance with YTH, the parent company of YPC, our partner in YPH JV.

•	Expand market demand for our products. In potash, we will continue our investment in educating emerging market farmers on the economic benefits of fertilization with optimal levels of potash. In particular, we are focusing on India and Africa due to our current position in these markets, our proximity to them and the currently low use of potash fertilizers in these markets. We launched the “Potash for Life” project in India and to date, we have set up thousands of demonstration plots in 9 states and over 42 districts, and the “Potash for Growth” project in Ethiopia, where we have set up hundreds of demonstration plots. We now plan on expanding our program to additional several hundred plots at farmers’ fields across the country during 2016. We intend to continue to leverage our bromine assets through the development of new products and new applications by increasing our R&D spending by utilizing our industry expertise, through collaborations with others and by advocacy, for example, advocating for fire safety and mercury control regulations in emerging markets.

•	Grow our value-added downstream products. As part of our growth strategy we intend to use our cash flow to further expand our specialty and value-added products organically and through acquisitions. This will allow us to create growth in our businesses and continue to evolve from a product-based to a market-focused organization. As part of the expansion of the company’s products portfolio in the specialty fertilizers, the company announced its examining the development of potassium nitrate production plant with a capacity of about 200Kt to enable ICL to increase its production of soluble fertilizers and food-grade phosphoric acid. In food, we continue expanding our existing phosphate-based texture and stability solutions to emerging markets. In addition, we are constantly collaborating with our customers to develop new formulations. The next phase of this strategy is to leverage our expertise and technology in enhanced texture and stability solutions beyond additives based solely on phosphates, including through acquisitions, strategic partnerships and joint ventures. In March 2015, we set a key milestone in ICL’s Food strategy with the acquisition of Prolactal – a leading European producer of dairy proteins for the food and beverage industries (about $ 140 million revenues, 200 employees). This acquisition has increased ICL’s ability to service its existing clients by offering them a broader selection of texture and stability ingredients, to better meet the growing demand by consumers for food and beverages with higher protein levels. Our deep understanding of the interaction of phosphates with proteins enables us to develop new products that in part fulfil unmet needs of our customers in the beverage and dairy markets and to support the formulation of meatless products that are experiencing strong growth trends for vegetarians as well as flexitarians. Finally, in engineered materials, we intend to utilize our expertise and technology to develop bromine and phosphorous-based solutions for industrial applications. In 2015, ICL completed the divestment of the aluminum, paper, and water businesses (APW), the thermoplastic products for the footwear industry (Rhenoflex), the pharmaceutical and gypsum businesses (PCG), Medentech and hygiene products for the food industry (Anti-Germ) businesses and generated over $350 million in net proceeds. In March 2016, we successfully completed the sale of Clearon (chlorine-based biocide activities in USA) in accordance with our strategy. An additional divestiture opportunity in our non-core businesses includes IDE.

•	Further develop and enhance our “One ICL” culture and empower our employees. In order to achieve our strategies and continue to carry out our evolution from a natural resources company to an essential needs company, we believe we must continue to enable our employees to thrive within our organization through implementation of our "One ICL" strategy. Under our "One ICL" strategy, we are working to harmonize our systems (for example, by moving to a single global enterprise resource planning system). In 2015, we achieved first successful rollout of the system in ICL UK and ICL EU. In addition, we are optimizing our internal processes in order to, among other things, share best practices across our Company to ensure that we provide the best services in our end markets and to avoid product or divisional silos. We will continue to identify and reward top performing employees and will promote them to the right locations within the organization where they can be most effective, while incentivizing them through appropriate remuneration and performance assessments that will help us achieve our goals.

Our History

ICL was established in 1968 as a government company in Israel and operate today as a limited liability company under the laws of Israel. In 1975, the shares of various development companies (including, among others, ICL Dead Sea, the companies today consolidated as ICL Rotem, the bromine companies and Tami) were transferred to us. In 1992, following a decision by the Israeli government to privatize our Company, Israel published its tender prospectus, 20% of the Company’s shares were sold to the public and its shares were registered for trading on the Tel-Aviv Stock Exchange. Prior to our public share issuance, a Special State Share in our Company and our main Israeli subsidiaries. was issued to the State of Israel. In 1995, the State of Israel sold its controlling interest in us (representing approximately 24.9% of our shares) to Israel Corporation, which was controlled at that time by the Eisenberg family. A majority of the ordinary shares held by Israel were sold during the following years. In 2000, the State of Israel ceased to be a stakeholder in terms of holding any ordinary shares in us, but it retained the Special State Share. In 1999, the Ofer Group acquired the Eisenberg family’s shares in Israel Corporation. In September 2014, we listed our shares on the New York Stock Exchange, and they are currently traded in Tel Aviv and in New York.

As of December 31, 2015, Israel Corporation holds approximately 48.88% of our outstanding ordinary shares and approximately 46.04% of the shareholders’ voting rights.

The following is a list of significant acquisitions and joint ventures that have contributed to the growth of our business since 1968:

•	In October 2015, we completed the formation of YPH JV with YPC. The YPH JV, which includes a world-scale phosphate rock mine producing approximately 2.5 million tonnes of phosphate annually and a large-scale phosphate operation, is expected to be a leading player in China’s phosphate sector, operating an integrated, world-scale phosphate platform across the value chain. It will include upstream mining, bulk fertilizers and downstream businesses in specialty fertilizers, as well as in specialty phosphates for the food and engineered materials markets. In January 2016, subsequent to the date of the report, we completed the investment in 15% of the issued and outstanding share capital on a fully diluted basis of YTH. For additional information, see “Segment Information—Fertilizers”;

•	In April 2015, AkzoNobel Industrial Chemicals and the Company signed an agreement for production of high-quality vacuum salt. The vacuum salt will be manufactured by the Company and will be sold by AkzoNobel by means of an “offtake” agreement for acquisition of the partnership’s products. Pursuant to the agreement, the Company will finance and construct two production facilities on its mining site in Suria, in Catalonia, Spain;

•	In February 2014, we signed a strategic agreement for acquisition of the shares of Allana Potash, a company that focuses on acquisition and development of potash assets, the shares of which were traded on the Toronto Stock Exchange. In June 2015, the Company acquired the balance of Allana’s shares. For additional information, see “Item 4. Information on the Company—B. Business Overview—Segment Information —Fertilizers”;

•	In 2015, we completed the acquisition of Prolactal, a leading European company that manufacturers milk proteins for the food and beverage industry;

•	In 2014, we concluded the acquisition of 100% of Fosbrasil (increasing our holdings from 44.25% to 100%), the leading manufacturer in Latin America of purified phosphoric acid for the food and special fertilizer markets and a manufacturer of secondary products based on phosphates and special fertilizers;

•	In 2014, we acquired AmegA Sciences, an innovative development company and industrial leader from England of products for special agricultural markets, landscaping, grass, and convenience installations, including solutions related to water savings, water conservation, and growth enhancement;

•	Our acquisition of Hagesud Group, a German producer of premium spice blends and food ingredients for meat processing, in 2014;

•	Our acquisition in 2013 of the assets and production operations of Knapsack, a factory in Germany used for marketing and producing P2S5 phosphates;

•	Our acquisition of all of the shares of the Belgian company Nu3 NV and sale of all of our shares in the Dutch company Nu3 BV, due to the liquidation of the Nu3 partnership, at the end of 2012;

•	Our acquisition in 2011 of 50% of the shares of Tetrabrom Technologies Ltd., raising our shareholdings to 100% of the share capital of Tetrabrom;

•	Our acquisition in 2011 of 100% ownership of A. Fuentes Mendea S.A., a Spanish company engaged in the production and marketing of specialty fertilizers in Spain;

•	Our acquisition in 2011 of the companies, assets and activities of business unit in the specialty fertilizers area owned by the U.S. company, Scotts Miracle-Gro Company (subsequently renamed Everris);

•	Our acquisition of shares in Nutrisi Holdings in 2011, resulting in 100% ownership of Nutrisi Holdings, a Belgian holding company that owns 50% of Nu3, a manufacturer of soluble NPK fertilizer components;

•	Our acquisition of Supresta, a manufacturer of phosphorus-based flame retardants and other products with plants in the United States and Germany, in 2007;

•	Our acquisition of operations and assets for our Performance Products segment from Astaris LLC, a U.S. company, in 2005;

•	Our acquisition of a 51% interest in BKGLC in China in 2004;

•	Our acquisition of Cleveland Potash, our mining operation in the United Kingdom, in 2002;

•	Our acquisition, primarily in 2000, of the publicly-held minority interests in several of our principal subsidiaries in Israel;

•	Our acquisition in 1998 of control of Iberpotash, our Spanish mining operation and our subsequent acquisition of the remainder of Iberpotash;

•	The commencement in 1997 of our magnesium production operations in Israel in a joint venture with Volkswagen;

•	Our acquisition of BK Ladenburg, a chemical company based in Ladenburg, Germany, in 1996;

•	Our acquisition of Clearon Corp., a manufacturer in the United States of biocides for water treatment, in 1995;

•	Our acquisition of a fertilizer plant in Amsterdam, Holland, in 1982;

•	Our acquisition of Giulini Chemie, a specialty chemicals company based in Ludwigshafen, Germany, in 1977;

Segment Information

We are a leading multinational company that operates mainly in the areas of fertilizers and specialty chemicals, in three segments: Fertilizers, Industrial Products and Performance Products. In addition, we have other operations that include water desalination and magnesium manufacturing.

Fertilizers

Our Fertilizers segment develops, manufactures, markets and sells fertilizers that are based primarily on potash (potassium chloride) and phosphate. In 2015, the total sales of our Fertilizers segment were approximately $3,067 million and accounted for approximately 57% of our total sales (including sales to other segments of the Company), while the reported operating income for the segment totaled approximately $529 million, representing approximately 69% of ICL’s total reported operating income.

The adjusted operating income amounted to $740 million or 74% of our total adjusted operating income. See “Item 3. Key Information—A. Selected Financial Data” for a definition of adjusted operating income and a reconciliation to the comparable IFRS measure. Our Fertilizers segment is also a key player in the specialty fertilizers market.

Nitrogen, phosphorus and potassium (N, P and K) constitute the three major nutrients required for plant growth. There are currently no artificial substitutes for phosphorus and potassium (which are supplied by the Company). These three nutrients are present in the ground, however the continued use of the soil for agricultural crops depletes the concentration of these fundamental elements in the ground over time, and could result in a decline in crop yields, and therefore this deficiency must be replenished from external sources through the use of fertilizers. We sell phosphorus-based and potassium-based products.

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

In the short term, demand for fertilizers is volatile and seasonal, and is affected by factors such as weather in the world’s key agricultural growing regions, fluctuations in planting main crops, agricultural input costs, agricultural product prices and developments in biotechnology. Some of these factors are influenced by subsidies and lines of credit granted to farmers or to producers of inputs for agriculture in various countries, and by environmental regulations. In addition, currency exchange rates, legislation and international trade policies have an impact on the supply, demand and level of consumption of fertilizer worldwide. In spite of the volatility that may be caused in the short term as a result of these factors, we believe that the policy of most countries is to ensure an orderly and high-quality supply of food to the population and to this end, to encourage agricultural production. Therefore, we expect the long-term growth trend of the fertilizers market will be maintained. Due to the existing barriers to entry and to the excess of supply over demand, in the long term we expect a reduction in the entry of new players into the market and the expansion of production capacity, until a new breakeven point between the supply and the demand is reached.

Our Products

The main products of our Fertilizers segment are potash, fertilizers and phosphates, including specialty fertilizers. In 2015, potash represented approximately 46% of our Fertilizers segment’s sales (including sales to other segments in the Company) 71% of the segment’s operating income (including income from sales to other Company segments) and 78% of the segment’s adjusted operating income, while phosphates and specialty fertilizers represented approximately 54% of our Fertilizers segment’s sales (including sales to other Company segments), 29% of the segment’s operating income (including income from sales to other segments in the Company) and 22% of the segment’s adjusted operating income. See “Item 3. Key Information—A. Selected Financial Data” for a definition of adjusted operating income and a reconciliation to the comparable IFRS measure.

Potash. Potash is the common name for potassium chloride, which is the most common source of potassium for plants, one of the three essential nutrients for plant development, which assists in protection of the plants from diseases and damaging agents, helps them to adapt to the different weather conditions, regulates the water in the plant, strengthens the plant stems and strengthens the plant’s ability to absorb nourishing substances.

ICL sells potash for direct application as a fertilizer and to compound fertilizer manufacturers. Our Fertilizers segment also uses potash for its own production of compound fertilizers, based mainly on phosphate and potash.

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

We also produce polysulphate (also known as polyhalite), which is a mineral used in its natural form as fertilizer for agriculture, fertilizer for organic agriculture and a raw material for production of specialty fertilizers. Polysulphate is composed of sulfur, potash, calcium and magnesium, which are essential components for improvement of crops and agricultural products. Our commercial sales of polysulphate started in 2012.

Phosphates and Specialty Fertilizers. Phosphorus is also one of the three essential nutrients for plant development, which directly contributes to a wide range of physiological processes in a plant, including production of sugars (including starch), photosynthesis and energy transfer. Phosphorus strengthens plant stems, stimulates root development, promotes flower formation and accelerates crop development. Phosphorus may be found in phosphate rock. The main products in this area are: phosphate rock, phosphoric acid and fertilizers.

The specialty fertilizers are highly-effective fertilizers that allow more precise feeding of the essential foundations for plant development (phosphorous, potassium and nitrogen) as well as micronutrients. These fertilizers allow efficient and effective fertilizing, among other things, through drip irrigation systems and foliar spraying, and help growers to obtain a larger harvest of a higher-quality, despite a shortage of water sources and a limited supply of agricultural lands. These fertilizers include, among others, controlled-release fertilizers (CRF), delayed/slow release fertilizers (SRF), soluble fertilizers, liquid fertilizers and peat used as a bed for various crops that generally also contain CRF and crop-protection products.

During October 2015, ICL completed establishment of the joint venture with Yunnan Phosphate Chemicals, the leading producer of phosphates in China. The joint venture (YPH), which has a world-scale phosphate rock mine producing about 2.5 million tons of phosphate rock per year and wide-ranging activities in the phosphate sector, is expected to be a leading player in the phosphate market in China. The joint manufacturing platform is of global dimensions and includes activities along the entire value chain – commencing from mining of phosphate rock and production of fertilizers in bulk and running up to phosphate-based specialty products for applications in the food and compound materials markets.

The principal raw material used in the production of phosphate products is phosphate rock. Our Fertilizers segment mines phosphate rock from open-pit mines – three of which are located in the Negev Desert in Israel while the fourth is situated in the Yunnan district in China. In 2015, 72% of the phosphate rock produced in Israel and all the phosphate rock produced in China was used to manufacture phosphate fertilizers and phosphoric acid. The remaining phosphate rock produced in Israel was sold to external customers who manufacture phosphoric acid and fertilizers and as a direct application fertilizer. The policy of our Fertilizers segment is to use most of the phosphate rock we produce to manufacture downstream products.

Our Fertilizers segment produces fertilizer-grade phosphoric acid, phosphate fertilizers, compound fertilizers and specialty fertilizers at its facilities in Israel and in China. Furthermore, our Fertilizers segment also has facilities for the production of phosphate fertilizers and specialty compound fertilizers in the Netherlands, Germany, the United States, Spain, India and Belgium, as well as animal feed additives facilities in Turkey and in Israel. Shortly before the end of 2015, the Company sold its share in the partnership in India for the production of soluble NPK fertilizers. In addition to phosphate rock, phosphoric acid production also requires significant quantities of sulfur, which our Fertilizers segment purchases from third parties.

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

Specialty fertilizers allow more accurate application of the essential nutrients for plant development (phosphorus, potassium and nitrogen). These fertilizers include:

•	Controlled-release fertilizers, which allow accurate release of nutrients over time, and slow-release fertilizers, which allow very slow release of nutrients (nitrogen and potassium only). These fertilizers have a special coating that allows prolonged release of nutrients (over several weeks to several months, compared to regular fertilizers that dissolve in the soil and are available for up to four weeks);

•	Soluble fertilizers, which are fully water-soluble, and fully-soluble NPK compound fertilizers, commonly used for fertilization through drip irrigation systems and foliar spraying to optimize fertilizer efficiency in the root zone and to maximize yields;

•	Liquid fertilizers, used for intensive agriculture and integrated in irrigation systems (mainly drip systems);

•	Peat, a growing medium for various crops, usually containing controlled-release fertilizers and crop-protection products.

Since 2011, we have acted to significantly expand our specialty fertilizer operations by completing the acquisition of the following companies:

•	Everris (formerly Scotts Global Pro), a multinational company, whose core activity is the manufacture and sale of high-quality specialty fertilizers, including controlled-release, slow-release and soluble fertilizers;

•	Fuentes Fertilizantes, a leading company in Spain that manufactures and distributes liquid and soluble fertilizers, NPK compounds and conventional fertilizers;

•	Nu3, a manufacturer of soluble NPK fertilizer components;

•	AmegA, which develops advanced solutions for saving water, preserving water and improved absorption of the fertilizer by the plant;

•	YPH partnership for production of phosphates in China, which also manufactures specialty fertilizers;

Production

Our Fertilizers segment’s principal production facilities include its plants in Israel (potash, phosphate rock, sulfuric acid, phosphoric acid, phosphate fertilizers, special compound fertilizers, liquid fertilizers and soluble NPK fertilizers), Spain (potash, raw salt, soluble fertilizers and NPK-based compound fertilizers), the United Kingdom (potash, polysulphate, raw salt, products for preserving water and improving absorption of the fertilizer by the plant, and peat as growing media), China (phosphate rock, sulfuric acid, phosphoric acid, phosphate fertilizers, compound specialty fertilizers and soluble fertilizers), the Netherlands (mainly fertilizers based on phosphate and potash and controlled-release fertilizers), Germany (mainly fertilizers based on phosphates and potash), Belgium (soluble NPK fertilizers), the United States (controlled-release fertilizers) and Turkey (phosphate-based products used as animal feed additives).

Our Fertilizers segment’s manufacturing plants, distribution centers and sales offices are set forth in the map below.

Our current annual potential potash production capacity is approximately 6.5 million tons, of polysulphate approximately 300 thousand tons, of phosphate rock approximately 7 million tons (including 2.5 million tons of YPH’s production capability), of phosphate fertilizers and compound fertilizers approximately 2.7 million tons (including 850 thousand tons of YPH’s production capability), of phosphoric acid approximately 1.3 million tons (including 700 thousand tons of YPH’s production capability), 300 thousand tons of soluble fertilizers (including 110 thousand tons of the YPH J.V’s production capability), 450 thousand tons of liquid fertilizers, 110 thousand tons of controlled-release fertilizers and 300 thousand tons of peat. The potential production capacity of our various plants is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day, with the exception of a few days for planned maintenance and renovations. Actual production is usually lower than potential production capacity, due to unexpected breakdowns, special maintenance operations, availability of raw materials and market conditions.

Our production of potash increased at an average annual growth rate of 2.1% between 1973 and 2015, and ICL Fertilizers completed a plan in 2015 for an increase of approximately 500 thousand tons per year in potash production capacity at the Sodom facilities. This investment has effectively created surplus production capacity at our production plants in relation to the production capacity of raw materials at our evaporation ponds, thereby adding flexibility to our production process and optimizing the timing of production and sales over time and already at the present time it permits production of the material that was accumulated in the ponds during the strike that took place in the first half of 2015.

In 2011, our Board of Directors approved the restructuring of ICL Iberia operations from two sites to one site, as part of an efficiency plan. According to this plan, production at the Suria site in Spain, which includes a mine and a plant, will be expanded gradually, and the mining and production activities at the second site will be discontinued. In the first stage of the plan, we are building an access tunnel to the mine, expanding potash production and compaction capacity. The second stage will include a further expansion to 1.1 million tons, higher than the production level we have today in two separate sites, and approximately 50 thousand tons of technical-grade potash. Furthermore, the third stage of the plan in Spain will include potential additional expansion that is expected to increase the annual potash production at Suria to approximately 1.3 million tons in the future. Concurrently, we also expect our potash compaction capacity to ultimately grow, at the end of the process, to a level of approximately 1 million tons per year.

It is anticipated that implementation of the first stage of the plan will reduce expenses and contribute to streamlining, which will reduce potash production costs and contribute to conformity of production with environmental standards. The first stage will also include establishing a production plant for vacuum salt (salt with high chemical purity) at Suria. The Company plans to reach, in the long run, a potential production capacity of approximately 1.5 million tons of vacuum salt.

In order to help implement these expansion plans in Spain, in April 2015, AkzoNobel (AkzoNobel Industrial Chemicals) and ICL Iberia signed an agreement for production and marketing of high quality vacuum salt. The production will be performed by ICL while the marketing will be performed by AkzoNobel. An additional 50 thousand tonnes per year of white potash will be produced and marketed by ICL.

High purity vacuum salt is used in a variety of applications by the chemicals industry, as well as the food and feed industries, and also for water treatment applications. The vacuum salt will be produced by ICL Iberia and sold by AkzoNobel Industrial Chemicals by way of an off-take agreement for acquisition of the partnership’s products.

Pursuant to the agreement, ICL will finance and construct two manufacturing facilities on its mining site in Suria, which is located in Catalona in Spain. Each facility will have a production capacity of 750 thousand tons of vacuum salt per year. Construction of the first facility is expected to be completed in the second quarter of 2016, and construction of the second facility is expected to be completed in 2018. Construction of the facilities, with an investment of about €150 million (about $164 million), is part of the total investment ICL announced as part of expansion of the activities of ICL Iberia (the “Phoenix” project) for development and expansion of the production capacity in Spain.

In January 2016, after receipt of the approval of the Supervisor of Restrictive Business Practices in Spain, AkzoNoble acquired 51% of the shares of the joint venture for production of specialty salt. The enterprise is expected to commence production in the second quarter of 2016 upon formulation of the final agreement with AkzoNoble.

During the third quarter of 2015, the Company reassessed the economic viability of the potash reserves in the mine in the United Kingdom, which resulted in a reduction of the estimates of the reserves. The reserve estimates were calculated using the same assumptions (including cut-off grade and average market price). This change is the result of depletion due to continuing mining activities, changes in geological interpretation and no new conversion of resources into reserves from ongoing exploration activities. In light of the updated reserve estimates, the potash production activities in the United Kingdom are expected to end in 2018. In the Company's mine in the United Kingdom, there are vast resources for the purpose of the continued production of polysulphate (a mineral used in its natural form as a fertilizer for agriculture, a fertilizer for organic agriculture and a raw material for production of specialty fertilizers), the sale of which in commercial quantities began in 2012. In 2016, the Company plans to produce about 300 thousand tons and to increase production of the polysulphate up to about 1 million tons in 2020. As part of these processes, the Company has commenced implementation of an efficiency plan whereby in the first quarter of 2016 a reduction of about 330 full time positions was completed. For additional information - see "Item 4. Information on the Company-D. Property, Plants and Equipment-Mineral Extraction and Mining Operations-United Kingdom,"and "-Reserves-United Kingdom."

The Company is also undertaking other initiatives to expand and diversify its potash resources. In June 2015, ICL completed the acquisition of all the shares of Allana. The Company has paid about $112 million for the balance of 83.78% of Allana’s shares that it did not yet own, of which approximately $96 million was in cash, and approximately $16 million was by means of issuance of 2,225,337 ordinary shares of the Company that were issued to Liberty Metals & Mining Holdings LLC (“Liberty”) only, which held 11.77% of Allana’s shares.

The ordinary shares issued to Liberty constitute about 0.17% of the issued shares and voting rights therein. Allana holds a concession for mining potash through Allana Afar as well as know how accumulated over the past several years in the Danakhil mine in the Afar region in Northeast Ethiopia. Acquisition of the ownership of Allana provides the Company complete control over the Danakhil project and the ability to accelerate development of the mine. The Company is re evaluating of the project's technical and operating requirements, including the requirements in the areas of logistics, infrastructures and production, and is examining the most efficient ways to execute the mining in the site, in order to increase the development potential and ensure the project's financing. The Company intends to develop the mine for production of potassium chloride (MOP) and potassium sulfate (SOP). The Company's Board of Directors approved the budget for examining the project's feasibility. To the extent the project progresses, additional investments will be required in significant amounts. The support of the Government of Ethiopia with respect to provision of the natural resources and to the development of the infrastructures, including water, electricity and roads infrastructures, is essential for development of the mine on a large scale in the Afar region. Pursuant to the mining agreement, Allana Afar was required to complete the development phase and start the production phase no later than October 8, 2015 (within two years from the effective date of the mining license). However, Allana Afar has not yet completed the development phase and, therefore, the Government of Ethiopia may revoke the mining license. The Company is holding discussions with the Government of Ethiopia related to the application submitted by the Company for the transfer of the mining license to a newly established company and extending the development period in light of the Company's takeover of Allana, which can result to additional payments. In the Company's estimation, an arrangement will be reached with the Ethiopian authorities for extension of the development period.

Moreover, in 2015, the Company continued investing in educating emerging market farmers regarding the economic advantages of optimizing the use of potash-based fertilizers. In particular, the Company is focusing on India and Ethiopia, in light of our position in those markets, our proximity to them and the current low level of fertilization therein. The Company continued the “Potash for Life” project which began in 2013, conducted in India approximately 2,000 presentations in nine territories, and over 42 provinces and also continued the “Potash for Growth” project in Ethiopia, where it conducted 950 presentations since 2013.

In addition, the Company is examining ways to increase its phosphate reserves, including by means of the Barir field in Israel, – see “Item 4. Information on the Company—B. Business Overview—Concessions and Mining Rights." Furthermore, on October 2015, we completed the formation of YPH JV and in January 2016, we completed the investment of 15% in YTH's equity. YPH JV is expected to transform ICL into the world’s leading specialty phosphate player and to nearly double its global phosphate market share. The YPH JV is also expected to improve the cost competitiveness of ICL’s phosphate operations by providing ICL with access to a low-cost phosphate rock operation with vast reserves.

In addition, the Company is examining options to build or to buy a potassium nitrate production plant to enable an increase in the production of soluble fertilizers and food-grade phosphoric acid. The Company’s examination is in line with its ‘Next Step Forward’ growth strategy to meet anticipated increased need for soluble specialty fertilizers, as well as for food-grade phosphoric acid. Potassium nitrate is a major component in liquid and water soluble fertilizers, as well as in several other industrial applications.

In December 2015, ICL signed a memorandum of understanding with LLNP (which belongs to a group of the businessman Lev Leviev) for examination of the feasibility of establishment of a global-scale phosphate production infrastructure in Namibia, including marine mining of phosphate and construction of factories for production of downstream products spanning the entire value chain, including fertilizer-quality phosphoric acid, white phosphoric acid, regular phosphate fertilizers (including MAP and DAP) and specialty fertilizers.

Competition

Potash. The potash market is characterized by a relatively small number of manufacturers, some of which export jointly. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our operations and sales are subject to the volatility of market supply and demand and we face significant competition from some of the world’s largest chemical and mining companies.” The ability to compete in the market is dependent mainly on production costs and logistics. Moreover, there are high barriers to entry for new players. The barriers to entry in the potash market are high due to the large investments required to establish production plants for basic minerals and the relatively long time required to establish these plants. In addition, this industry requires appropriate concessions and proximity of production facilities to mines. The conditions stated above are likely to reduce the competition in the potash market and to impact the potash prices.

The significant competitors of our Fertilizers segment in international trade in the potash sector are Potash Corporation of Saskatchewan (Canada), Belaruskali (Belarus), Mosaic (Canada and the United States), Uralkali (Russia), K+S (Germany), Agrium (Canada), APC (Jordan) and SQM (Chile).

In June 2015, PotashCorp gave notice of its intention to submit an offer for acquisition of shares of K+S. Several months later, in October 2015, PotashCorp decided not to submit such an offer. Reduction of the number of players in the global potash market should have an impact on the competition and the prices therein.

Although there is currently excess capacity in the industry, a number of companies are continuing to develop new mines and other companies are expanding the production capacity of existing plants. There is uncertainty in respect of realization of these plans and the time required for their achievement. In addition, a number of companies have announced that they are examining the possibility of entering into the potash industry. As the actual production over capacity increases or if there is an expectation to increase the production capacity (or the quantity of the potash marketed), this causes pressure on the existing players in the market, in such a way that could lead to an increase in the competition. Despite that stated, PotashCorp announced the shutting down of the Picadily mine in New Brunswick in Canada and the dismissal of about 420 employees which, as a result, will remove 2 million tonnes of production capability from the market. Establishment of the mine was completed in 2014 at a cost of $2 billion. A number of additional companies announced they would eliminate positions, including Mosaic, which announced that it would lay off about 46 workers at the Colonsay mine and cutback the production by 400 thousand tonnes, BPC which announced that it will reduce production from 11.4 million tonnes in 2015 to 10.5 million tonnes in 2016 and Intrepid Potash, which laid off about 40 workers, and stopped producing potash at one of its mines in New Mexico, in the United States. In addition to the production reductions, Canpotex announced it will reduce potash sales in the first half of 2016 by 1.5 million tonnes and BPC announced it will cutoff sales by 5% in 2016 as compared to 2015.

Fertilizers and Phosphates. The phosphate fertilizer market is extremely competitive and competitors include international companies and government-owned companies. Relatively, many producers operate in this market. The main competitive factor in the field of phosphate fertilizers is price. The ability to compete in the market is dependent mainly on production costs and logistics. For this reason, companies located in proximity to sources of raw materials, ports, and customers benefit from competitive advantages. An important factor in the area of raw materials (in addition to phosphate rock) is the accessibility to and the price of the sulfur and ammonia required for manufacture of the phosphate fertilizers. Additional factors that affect competition to a certain extent include product quality, range of products, service and the capacity to develop new products that provide unique solutions.

There are phosphate mines and production facilities in many countries, including Morocco, China, Russia, Jordan, the United States, Brazil, Saudi Arabia and Tunisia. The main phosphate producers who compete with us are Mosaic (United States), Potash Corporation (United States), OCP (Morocco), Group Chimique Tunisienne (Tunisia), Vale (Brazil), the Roullier Group (Europe) and various Russian and Chinese producers. We believe a number of producers are approaching depletion of their higher-quality reserves. In 2015, China changed its export tax policy with respect to phosphate fertilizers and the local producers significantly increased their presence in the global commerce.

We believe our Fertilizers segment benefits from the following competitive advantages:

•	The relatively low average cost of potash production at the Dead Sea;

•	An integrated value chain that allows use of the phosphate rock mined in Israel and China for the production of its phosphate fertilizers rather than purchasing phosphate rock from third party suppliers;

•	Logistical advantages due to its geographical location, access to nearby ports in Israel and Europe and relative proximity to its customers;

•	Logistical synergies due to potash operations in Israel, where the hot and dry climate of the Dead Sea enables us to store, at very low cost, a large quantity of potash in an open area thereby allowing us to consistently produce at Sodom at full capacity, independent of fluctuations in global potash demand.

•	Full utilization of the value chain while creating added value for the raw materials (potash and phosphates) in the production of specialty fertilizers.

•	A professional agronomic sales team that focuses on individually-tailored agronomic consulting to customers based on an analysis of the different growing conditions of each particular customer.

Raw Materials and Suppliers

We produce a significant portion of our primary raw materials, including potash and phosphorus, through our mining operations in Israel, China, Spain and the United Kingdom, as discussed further below. See “Item 4. Information on the Company—D. Property, Plants and Equipment—Mineral Extraction and Mining Operations” for further information on the Company’s mining operations.

The primary raw materials acquired from external sources are mainly sulfur and raw materials used to produce controlled release fertilizers, including ammonia, potassium hydroxide and coating materials. We seek to hold inventories of sulfur, phosphate and other auxiliary materials in quantities that take into account the projected level of production based on consumption characteristics, supply dates, distance from suppliers and other logistical considerations. The other primary components we use for production of potash are natural gas, electricity, industrial water and maintenance supplies.

Sales, Marketing and Distribution

The primary markets of our Fertilizers segment are Europe, China, Brazil and India. Our Fertilizers segment sells its fertilizer products primarily via a network of its own sales offices as well as sales agents throughout the world.

Most of the sales of ICL’s Fertilizers segment are not made by means of contracts or long-term orders but, rather, through current orders proximate to the supply date. Accordingly, ICL’s Fertilizers segment does not have a significant orders’ backlog. Regarding new contracts with customers of ICL Fertilizers in China for supply of Potash over the next three years – see below.

The prices of potash and fertilizers are determined in negotiations between the manufacturers and the customers and are affected mainly by the relationship between the market demand and the available supply at that date as well as the size of the customer and term of the agreement. Prices for relatively long-term contracts are not necessarily similar to spot prices (current/casual sales transactions).

In the Indian and Chinese markets, it is customary to negotiate framework agreements with respect to potash, some of which are with commercial entities connected to the governments of those countries. Our Fertilizers segment has agreements in China with distributors and NPK fertilizer producers. Under these agreements, the agreed price is usually in effect for six months to a year.

During the second half of 2015, upon completion of potash shipments, which were derived from ICL's agreement in China in the first half of the year, potash shipments began to be based on "spot prices". In 2015, the imports of potash into China reached a record high of more than 9.4 million tons - an increase of about 18% compared with 2014. In the Company's estimation, the imports of potash into China in 2016 will be lower due to accumulation of large inventories at the end of 2015 along with an increase in production by the local producers.

In January 2016, ICL signed new framework agreements with its customers in China for supply of potash covering a quantity of about 3.4 million tons (including options) over the next three years. The sale price will be determined based on the accepted price levels in the Chinese potash market. Pursuant to the framework agreement, which constitutes an increase of about 3% in the quantities supplied compared with the prior three-year framework agreement the Company signed with its customers in China whereby 3.3 million tons of potash (including options) were supplied. According to the agreements, the Company will supply 1.1 million tons of potash in 2016, 1.14 million tons of potash in 2017 and 1.16 million tons of potash in 2018.

In the beginning of 2015, it appeared that the imports of potash into India would increase significantly over 2014. This expectation did not materialize, mainly due to the continued devaluation of the Indian currency and a shortfall in the Monsoon rains. During 2015, India imported 4 million tons of potash, constituting a decrease of 7% compared with 4.3 million tons imported in 2014. In 2015, ICL signed contracts for supply of potash with its customers in India, covering an aggregate amount of 835 thousand tons, including options. In the Company’s estimation, the customers in India will not utilize the entire quantities covered by the contracts due to accumulation of inventories.

In other markets, potash is usually imported by a larger number of customers, and the potash price is determined between the suppliers and the customers for shorter periods (quarterly, monthly or even for individual shipments). In these markets, we have trade relations with most of the major customers.

In Sodom, we benefit from being able to store very large amounts of potash outside (exceeding one full year of production). Due to the hot and dry climate in Sodom, potash can be stored in piles in open areas. Therefore, potash production in the production facilities in Sodom is not necessarily dependent on the rate of sales. Output that is not sold is stored in open areas within the plant in Sodom. This advantage generally affords our Fertilizers segment greater production flexibility in Spain and the United Kingdom as well because we can sell from Europe while maintaining our main potash inventory in Sodom.

Regarding phosphate fertilizers, our strategy is to maximize profits by choosing whether to sell or store phosphate rock, fertilizer-grade phosphoric acid, phosphate fertilizers or compound fertilizers or to produce pure phosphoric acid. The inventory policy is set accordingly.

Our Fertilizers segment ships its products from Israel to customers overseas by ship (mainly in bulk) that it leases in the market and loads using designated facilities in the ports of Ashdod on the Mediterranean Sea and Eilat on the Red Sea. Our Fertilizers segment also has special port facilities for bulk loading in Barcelona (Spain), Amsterdam (the Netherlands), Ludwigshafen (Germany) and Teeside (UK). In China, the Company is preparing to provide a logistical solution to marine shipping outside of China when it will be necessary to do so.

Our Fertilizers segment did not have any single customer that accounted for more than 10% of the Company’s total sales in 2015.

Our Fertilizers segment grants credit terms to its clients according to customary practices in their locations. The segment’s credit sales are generally covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

Seasonality

The seasonal nature of demand for our Fertilizers segment’s products gives rise generally to quarterly sales fluctuations, as sales levels in the second and third quarters are generally higher than sales in the first and fourth quarters. In recent years, due to various influences on the timing of sales, primarily price fluctuations and the effects of negotiations in China and India and changes in the timing of fertilizer imports to Brazil, the effects of seasonality explained above have been reduced as compared to earlier periods. In 2015, due to the strike, the Company postponed sales to the final quarter of the year (mainly to China) and, thus, the seasonal impact was decreased compared with to prior years.

Industrial Products

Our Industrial Products segment develops, manufactures, markets and sells bromine phosphorus and magnesium-based flame retardants for the electronics, automotive and construction industries, bromine compounds for industrial and agricultural uses, clear bromine-based brine fluids for the oil and gas drilling industry, and biocides for water treatment. These products are principally based upon bromine, magnesia, chlorine and salts from the Dead Sea and phosphorus and chlorine purchased from third parties. In 2015, the total sales of our Industrial Products segment were approximately $1,115 million and accounted for approximately 21% of our total sales (including sales to other segments of the Company), while the operating loss for the segment totaled approximately $24 million. The adjusted operating income totaled approximately $145 million or 15% of the Company’s adjusted operating income. See “Item 3. Key Information—A. Selected Financial Data” for a definition of adjusted operating income and a reconciliation to the comparable IFRS measure. For additional information, see “Item 5. Operating and Financial Review and Prospects.” In 2015, our Industrial Products segment used approximately two thirds of the bromine it produced for its own production.

Our Industrial Products segment did not have any single customer that accounted for more than 10% of the Company’s total sales in 2015.

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

The operations of our Industrial Products segment are largely affected by the level of activity in the electronics, construction, automotive, oil drilling, furniture, pharmaceutical, agro, textile and water treatment markets. In 2015, 41% of worldwide use of bromine was for flame retardants, 29% was for intermediates and industrial uses, 19% was for clear brine solutions, 6% was for water treatment, and 5% was for other uses.

Flame retardants. The trend of pressure exerted by “green” organizations in the area of environmental protection to reduce the use of bromine-based flame retardants is continuing. On the other hand, new sustainable bromine-based flame retardants are being developed, along with regulation in additional countries that increases the use of flame retardants. The worldwide economic slowdown, in general, and the slowdown in China, in particular, over the past several years triggered a slowdown in the demand for products in the electronics and construction industries. This trend, along with the decline in sales of personal computers due to increased use of tablets and smartphones, caused a decline in the demand for bromine-based flame retardants in the printed circuits market, and creation of pressure on the prices of these flame-retardant products. Nonetheless, in 2015, there was a certain improvement in the demand for bromine-based flame retardants for some uses in the electronics sector, primarily in the automotive area and price increases were recorded.

Phosphorous-based flame retardants were adversely impacted by the weakening of the euro against the dollar as well as by tougher competition from the Chinese manufacturers.

Elemental bromine. In 2015, elemental bromine prices were relatively stable in the United States, Europe and India whereas in China prices increased significantly, mainly in the second half of the year.

Clear brine solutions. Despite the sharp drop in oil prices in 2015, the demand continued to be strong in the market for clear brine solutions for oil and gas drilling due to work that had been started before the decrease in oil prices.

Biocides. Demand for bromine-based biocides used for water treatment began displaying a mixed trend in 2015.

Demand for biocides used for onshore gas and oil fracking decreased significantly, following the sharp drop in petroleum prices, which led to reduced shale gas drillings in the United States.

The activities of ICL Industrial Products in the area of biocides are expected to decrease commencing from 2016 as a result of the completion of Clearon’s divestiture (chlorine-based biocide activities of Clearon in the United States) in March 2016. The Company’s activities in this area will focus on bromine-based biocide products.

Inorganic bromides. In 2015, the trend of increasing demand in the market for inorganic bromides for neutralizing mercury (Merquel® products) continued. This trend stemmed mainly from demand by power stations as part of the preparations for the entry into effect in 2015 of a new regulatory system in the U.S. that requires reduction of mercury emissions.

On the other hand, there was a decline in demand for additional bromine-based products as a result of the weakening of the agrochemicals markets and an increase in competition in the polyester fibers industry.

On February 2, 2015, the Workers Council of Bromine Compounds Ltd., from ICL’s Industrial Products Segment, launched a full strike, as a response to the efficiency programs being implemented by the Company at Neot Hovav, whereby the Company requested that workers employed under a collective agreement will be dismissed and/or will leave on early retirement conditions. Pursuant to similar discussions at ICL Dead Sea, the Workers Council of the ICL Dead Sea announced that it would completely shut down the facilities at the Sodom plant, including the bromine facility and the power plant.

On May 28, 2015, an agreement was signed between ICL Dead Sea, Ltd. and Bromine Compounds, Ltd., on the one side, and the General Federation of Labour in Israel, the Workers Council of Dead Sea Works Ltd., and the Workers Council of Bromine Compounds Ltd., on the other side, which ended the strike, the labor disputes and all pending legal proceedings between the parties, and allowed the workers to immediately return to full-scale employment.

As a result, in 2015, the Company increased the provision for employee benefits in respect of conclusion of employment by about $42 million.

For more details regarding the highlights of the signed agreement, see “Item 6. Directors, Senior Management and Employees—D. Employees.”

Products

The business units in the Industrial Products segment are divided into two main groups:

Flame retardants – bromine, phosphorus and magnesium-based products are used in electronics, building and construction, automotive, mass transportation, textile and furnishing applications throughout the world. Flame retardants are added to plastics, textiles and other combustible material to inhibit, suppress, or delay the production of flames and to prevent the spread of fire.

Industrial solutions – this activity area manufactures and supplies elemental bromine products for a range of uses in the chemical industry, as well as the bromine and phosphorous compounds used in a number of industries worldwide, such as: rubber, pharmaceuticals, agro, polyester fibers (in production of plastic fabrics and bottles) and clear brine solutions used for balancing pressure in the oil and gas drilling industry. In addition, this area includes bromine-based biocides used for treating industrial water, pure potash and minerals from the Dead Sea for the food and pharmaceutical industries, industrial solutions, magnesium products used for the paper industry, cleaning materials and oil additives, catalysts and stabilizers.

The following table sets forth the principal products of our Industrial Products segment, as well as their primary applications and primary end-markets:

Product	Primary Application	Primary End-Markets
Bromine, Phosphorus and Magnesium-based Flame Retardants	Additives used in plastic production	Electronics, Automotive, Mass Transportation, Building and Construction, Furniture and Textiles
Elemental Bromine	Chemical reagent, rubber component	Tire manufacturing, Pharmaceuticals and Agro
Organic Bromine Compounds	Insecticides, Solvents for chemical synthesis and Chemical intermediates	Pharmaceuticals and Agro
Clear Brines	Oil and Gas drillings	Oil and Gas
Merquel	Mercury emission control	Emission control in coal-fired power plants
Bromine- and Chlorine-Based Biocides	Water treatment and Disinfection	Swimming Pools, Spa facilities, Cooling Towers, Paper plants and Oil and Gas drillings.
Calcined and Specialty Magnesia	Magnesia derivatives, Temperature control, Antacid medication and Food additives	Chemicals, Rubber, Adhesives, Metallurgy, Food and Pharmaceuticals
Chlorine-Based Salts (Magnesium, Sodium Chloride and Pure Potash)	De-icing, Dust control, Salt and Electrolysis	Municipal Authorities, Textiles, Cosmetics, Food, Water and Electrochemical

Our Industrial Products segment also develops innovative products and new applications for existing products. In 2015, our Industrial Products segment invested approximately $25 million in new product development and in support and improvement of existing manufacturing processes. Our new products introduced in recent years include, among others, Merquel® (inorganic bromides for neutralization of mercury), FR122P flame retardant (a polymeric bromine-based flame retardant), TexFRon® (a polymeric flame retardant product for textiles), FR-1410 (a bromine-based flame retardant), Fyrol® HF-10 (a phosphorus-based flame retardant for for polyurethane foam), and SaFRon® 6605 (a phosphorus- and bromine-based flame retardant for rigid polyurethane spray foam for insulation systems in the construction industry).

Merquel®. Mercury emissions in the atmosphere have been proven to be detrimental to health. In February 2009, the United States announced a change in policy and even initiated an international treaty, which had already been signed by approximately 152 countries by the end of 2015, with the goal of reducing mercury emissions. In December 2011, a law was passed by the U.S. Environmental Protection Agency (“EPA”) that requires significant reduction of mercury emissions in the United States starting from 2015. The legislation was finally completed in December 2015. Concurrently, the United States is continuing to incentivize reductions in mercury emissions by providing tax credits. At the end of 2008, our Industrial Products segment launched a new product line, Merquel®, based on inorganic bromides, which when integrated with certain technologies is designed to enable efficient neutralization of mercury to the limits determined by the authorities (a 90% reduction in mercury emissions). Full application of the standards in all of the coal-fired power stations in the United States is expected by the first half of 2016 and will require use of significant quantities of inorganic bromides. Our Industrial Products segment has invested in an extensive logistics system in the United States to allow continuous supply to the United States market and is making preparations to establish the production and logistics capacity required for stable supply to this market and to other countries that will adopt similar legislation.

In 2016, sales of this product are expected to show additional growth when application of the EPA regulation commences and additional power plants in the United States that use Merquel® enter into service.

FR-122P Flame Retardant. In January 2012, we signed a licensing agreement with the Dow Global Technologies LLC a subsidiary of The Dow Chemical Company to use certain of its patents and know-how to produce an innovative polymeric bromine-based flame retardant for expanded (EPS) and extruded (XPS) polystyrene foams. The FR122P flame retardant will be a substitute for the HBCD bromine-based flame retardant that is currently used in the construction insulation industry. The HBCD flame retardant is on the list of materials requiring authorization in accordance with the REACH law, after it was defined as a “Substance of Very High Concern” by the European Union. In November 2015, a decision was made by the European authorities regarding authorization of the continued use of HBCD in the European Union up to August 2017. The use will be limited to polystyrene insulation panels of the EPS type and only to companies that submitted a request for continued use. The companies that continue to use HBCD will be bound by an environmental monitoring plan with respect to HBCD and will be required to file a quarterly report regarding the quantities of the polymer substitute (FR-122P) available in the market and the progress with reference to transition to use of this flame retardant. The other uses of HBCD have been prohibited in Europe since August 2015 (including polystyrene insulation panels of the XPS type). Our Industrial Products segment has initiated production of FR122P at its plants in the Netherlands and in Israel. The plant in Israel has the capacity to produce approximately 10,000 tons and the Netherlands facility currently has the capacity to produce approximately 2,400 tons, or a total of approximately 12,400 tons per year. In February 2016, the Company and Albemarle Corporation signed a long-term agreement for the supply of polymeric flame retardants to Albemarle from ICL plants in Israel and the Netherland. This innovative product is manufactured at ICL’s facilities in the Netherlands and in Israel using technology licensed by Dow Global Technologies LLC, a subsidiary of the Dow Chemical Company. Under the agreement, Albemarle will supply ICL with the bromine required for the production of GreenCrest®, the next generation of flame retardants, which will be marketed by ICL under the brand name FR122P, and by Albemarle under the brand name GreenCrest®. The product is a sustainable alternative that will help customers in the transition from hexabromocyclododecane (HBCD)-based flame retardants, which is currently being used by the building industry as a flame retardant in extruded polystyrene insulation materials (EPS/XPS). The agreement is subject to certain conditions precedent, including approval by Israel’s Antitrust Authority.

TexFRon®. In 2015, we began to sell TexFRon® 4002, a polymeric flame retardant product for textiles developed as part of the R&D activities of our Industrial Products segment. TexFRon® 4002, which is designed to provide high-level fire retardant solutions for textile and adhesive products, is an effective substitute for DECA (which is likely to be prohibited for use in Europe in 2017) and offers enhanced stability compared to other existing products. During 2015, a decision was made by Company management to discontinue the activities in the DECA facility. In December 2014, the TexFRon® 4002 polymeric product was recognized by Oekotex, a European standard for textile products. This product is the first bromine-based flame retardant that has received such recognition.

FR-1410. In the past few years, we began selling FR-1410, which is a bromine-based flame retardant. This flame retardant is primarily used in the electronics, construction and home appliance markets.

New Products for Polyurethane. Our new products for polyurethane include the following:

•	Fyrol® HF-5, which was developed and commercialized specifically in response to IKEA’s most recent update to their finished furniture specifications that imposed bans on specific flame retardants and substantially reduced VOC emissions from the flexible polyurethane components of their furniture products. IKEA has expressly approved Fyrol® HF-5 for use in its upholstered furniture products.

•	Fyrol® HF-9, a Phosphorus-based Flame Retardant, which was developed and commercialized in response to California’s addition of TDCP to the Proposition 65 list of substances designated by the State of California as known carcinogens. Fyrol® HF-9 represents improved resistance of flexible polyurethane foam to open flames compared to the technology currently used in the upholstered furniture industry. Additionally, Fyrol® HF-9 performs well in flexible polyurethane foam upholstered furniture applications from a cost performance and foam discoloration perspective.

•	Fyrol® HF-10, which was recently developed and commercialized to represent an even greater step forward in terms of volatile organic compounds for flexible polyurethane foam automotive applications. It has been developed specifically to support the global automotive industry’s gradual shift away from TDCP.

SaFRon 6605. SaFRon® 6605 is a phosphorus- and bromine-containing product specifically targeting flame retarding rigid polyurethane spray foam insulation systems aimed to meet flammability standards and building codes that promote the safe use in the use of foam in insulation systems.

Production

Our Industrial Products segment’s major manufacturing facilities are located in Israel (production of bromine, Dead Sea salts, bromine compounds and magnesia), the Netherlands (bromine compounds), Germany (phosphorus compounds), France (specialty magnesia products and calcium compounds used as raw materials in health foods and food additives), the United States (chlorine-based biocides for water treatment and production of phosphorus compounds) and China (bromine compounds).

Our Industrial Products segment’s principal manufacturing plants, distribution centers and sales offices are set forth in the map below.

____________________

* Clearon – In March 2016 the company completed the sale of Clearon (chlorine-based biocide activities in USA).

In 2015, we produced 116 thousand tons of bromine and 156 thousand tons of bromine compounds. Production of chlorine-based biocides reached 22 thousand tons, production of phosphorus compounds reached 78 thousand tons and production of magnesia products reached 38 thousand tons in 2015. Our maximum annual capacity is approximately 280 thousand tons of elemental bromine, 410 thousand tons of bromine compounds, 37 thousand tons of chlorine-based biocides, 150 thousand tons of phosphorous compounds, 53 thousand tons of magnesia, and 430 thousand tons of Dead Sea salts. In 2015, the quantities produced by the Company declined, mainly as a result of the strike in the Company's facilities in Israel in the first half of the year

Competition

ICL Industrial Products is the world’s largest manufacturer of elemental bromine, and based on internal estimates, it produces about one-third of the total amount of bromine produced worldwide. In 2015, the quantities produced by the Company declined, mainly as a result of the strike that took place in its facilities in Israel during the first half of the year. Our Industrial Products segment estimates that it and its two main competitors, Albemarle and Chemtura, accounted for approximately 77% of the worldwide consumption of bromine in 2015. Chinese production accounts for most of the remainder of the global consumption from various different sources, including, from brine produced from wells, sea water and desalinization plants. Chemtura and Albemarle produce bromine primarily from underground brine sources in the United States. Albemarle also has a joint venture with a Jordanian company to produce bromine and bromine compounds which began its operations in November 2002 and is located on the Jordanian side of the Dead Sea with access to the same source of raw materials that we have. In the beginning of 2013, Albemarle doubled the production capacity of bromine produced by the JV, and expanded its production capacity of the bromine compounds it produces on the Jordanian site. Chemtura purchases bromine and some other bromine compounds from our Industrial Products segment under long-term contracts. In January 2010, Chemtura and Albemarle signed a long-term strategic agreement. Under the agreement, Albemarle will supply Chemtura with a number of principal products, including flame retardants, and organic and inorganic bromine-based compounds.

The main barrier to entry into the bromine and bromine compound market is access to an economically viable source of bromine at a sufficiently high concentration. In addition, the bromine business requires a complex logistics system based on special containers (isotanks) for transporting the bromine. The need for the logistics system is a barrier to entry of competitors into the global trade in bromine.

The main competitors of our Industrial Products segment in the bromine-based flame retardant market are Albemarle and Chemtura, as well as a number of producers in China. The relatively low production cost of elemental bromine affords our Industrial Products segment a competitive advantage. Bromine production requires a complex logistical system based on a fleet of special containers (isotanks) specifically designed to transport bromine. One of the advantages of our Industrial Products segment is having the largest fleet of isotanks globally, which enables it to transport relatively large quantities of bromine around the world. In addition, our Industrial Products segment has a widespread worldwide marketing network and a range of high-quality products, combined with a technical support system that works closely with customers, providing a good competitive position in its target markets. In China, for example, our Industrial Products segment’s network includes three production facilities, a sales network, a bromine containers farm, and technical support. In the Netherlands, our Industrial Products segment has a bromine compound production facility, which gives it a competitive advantage in Europe. The phosphorus-based flame retardant and functional fluids production plants in the United States and Europe are situated in close proximity to our Industrial Products segment’s principal customers. This set-up helped in reducing the harm caused to the Company’s customers during the months of the strike in 2015.

In the phosphorus-based flame retardants market, competition is mainly from Chinese manufacturers operating in the local market and in markets outside China, mainly Europe and the United States. The Chinese manufacturers have access to a source of high-quality, low-cost phosphorus which improves their capacity to compete in this market.

There are many competitors in the market for biocides for water treatment, and the barriers to entry are mainly related to the process for obtaining a license to sell which was manifest in the past year upon entry into effect of new regulations effective in Europe permitting only holders of a biocide license to sell, which acted to remove Chinese producers from the market.

There are several competitors in the magnesium chloride industry. The barriers to entry in this market are low, as any company with access to magnesium chloride can produce the solution. Nevertheless, the investment in solidification facilities is not negligible.

There are a small number of competitors in the pure potash market. Pure potash is high-quality potash used mainly in the food and pharmaceutical industries. The main barriers to entry are access to potash and the technological knowledge required for its re-crystallization, as well as the ability to manufacture under GMP (Good Manufacturing Practice) conditions – both from the standpoint of the manufacturing processes and with respect to the investment.

In part of the biocide industry and the industry for other salts, ICL’s Industrial Products segment has a leading position in certain niche products.

In the magnesium area, there is competition from Chinese manufacturers.

Raw Materials and Suppliers

The principal raw materials used by our Industrial Products segment for manufacture of the end products are bromine, magnesium, chlorine, Dead Sea salts and phosphorus. We produce a significant portion of our raw materials through our Dead Sea minerals extraction operations from the Dead Sea. See “Item 4. Information on the Company—D. Property, Plants and Equipment—Mineral Extraction and Mining Operations” for further information on our extraction operations.

The bromine is produced from the end brines (salt solutions) that result as a byproduct from the processes carried out to produce potash from carnallite. The brine is pumped into our Industrial Products segment’s plant in Sodom, where bromine is produced in an oxidation process using chlorine.

Chlorine is produced by electrolysis of sodium chloride and as a by-product of metal magnesium production process of Dead Sea Magnesium Ltd. (“Dead Sea Magnesium”). The electrolysis facility and the magnesium plant are located next to the bromine facility in Sodom. The sodium chloride used in the electrolysis process is a by-product of the potash production in Sodom.

ICL’s Industrial Products segment uses elemental bromine to manufacture bromine compounds at its facilities in Israel, the Netherlands, and China. The rest of the bromine is sold to third parties. Most bromine compounds are manufactured by a chemical process involving bromine together with a range of other raw materials, of which the largest are Bisphenol A, which is used to manufacture the bromine-based flame retardant TBBA, and phosphorus, which is used to manufacture phosphorus-based flame retardants. Furthermore, our Industrial Products segment purchases many other raw materials required for production of the various products.

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

Our Industrial Products segment produces chlorine derivatives in the United States for production of chlorine-based disinfectant products (biocides), our Industrial Products segment purchases chlorine, urea and caustic soda from local manufacturers and cyanuric acid from Chinese manufacturers. In March 2016 the Company completed the sale of Clearon (chlorine-based biocide activities in USA).

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

Elemental phosphorus (P4) is produced in a roasting process from ores originating in Central Asia (Kazakhstan), the United States or China. Phosphorus-based products are produced in our Industrial Products segment’s factories in the United States and Germany. Our Industrial Products segment uses elemental phosphorus to produce phosphorus compounds at its factories. The basic phosphorus compound (POCl3) is manufactured in a chemical process that combines phosphorus, chlorine and oxygen. The reaction of this compound with a variety of other raw materials (such as propylene oxide or epichlorohydrin) creates the commercial phosphorus compounds.

The following is a graphic representation of the production process.

Our Industrial Products segment maintains raw material inventories in quantities that take into account the projected level of production based on consumption, supply dates, distance from the supplier, and other operational and logistical considerations.

Sales, Marketing and Distribution

Our Industrial Products segment’s principal markets are the United States, Western Europe, China, Japan, and Taiwan. Our Industrial Products segment sells its products primarily through a network of marketing companies, agents and distributors throughout the world. Commissions are paid to agents as is customary in the sector. Most of our Industrial Products segment’s sales are not transacted by means of long-term contracts or orders, but rather via current orders close to the date of supply. Consequently, the concept of a backlog has no significance for our Industrial Products segment.

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

ICL’s Industrial Products segment’s policy is to seek to maintain adequate inventory, which varies from product to product, to ensure orderly supply to customers in light of the customers’ distance from production centers and their demand for inventory availability, and in conjunction with optimization of the inventory storage costs. Therefore, portions of finished product inventories are held in storage facilities in the destination countries.

Our Industrial Products segment extends credit terms to its customers according to customary practices in their locations. The segment’s sales are generally covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

Seasonality

Our Industrial Products segment’s operations are not characterized by regular seasonal fluctuations. However, amounts sold of some of its products fluctuate between the various seasons. Agricultural products are characterized by relatively high sales in the second and third quarters. Biocides for swimming pools are characterized by relatively lower sales in the fourth quarter. Salts for de-icing are characterized by relatively higher sales in the first and fourth quarters. The aggregate impact of these diverse seasonal differences on our Industrial Products segment is not significant. The Company’s sales in 2015 were affected by the strike in Israel during the first half of the year.

Performance Products

Our Performance Products segment primarily develops, produces, markets and sells a broad range of specialty phosphates for different applications as well as whey proteins for the food ingredient industry. This is part of our strategy of increasing our production of downstream products with higher added value.

In 2015, the total sales of our Performance Products segment were approximately $1,472 million and accounted for approximately 27% of our total sales (including sales to other segments of the Company), while the segment’s operating income totaled approximately $319 million, representing approximately 42% of our total operating income. During 2015, the segment divested its non-core businesses and recorded a gain of $180 million (net of an impairment charge related to a decline in the value of assets in Germany of $34 million). The adjusted operating income amounted to $139M or 14% of our total adjusted operating income. See “Item 3. Key Information—A. Selected Financial Data” for a definition of adjusted operating income and a reconciliation to the comparable IFRS measure.

Approximately 83% of our Performance Products segment’s external sales in 2015 were of phosphoric acid of various grades (technical, food, electronics and polyphosphoric acid) and its downstream products compared to 71% in 2014. The increase from 2014 derives mainly from the non-core divestitures. Downstream phosphates are produced in part using phosphate rock that is mined by our Fertilizers segment and phosphoric acid manufactured from that phosphate rock, and in part using elemental phosphorus (P4) and phosphoric acid, which are purchased from third parties.

Our Performance Products segment did not have any single customer that accounted for more than 10% of the Company’s total revenue in 2015.

Most of the products of our Performance Products segment are affected by the global economic situation, competition in our target markets, and price fluctuations in the fertilizer market, which affect the price of the main raw materials of our Performance Products segment, and by fluctuations in energy prices, which mainly affect production costs of thermal phosphoric acid.

Overall demand for our products grew in both Food Specialties and Advanced Additives mainly on the strength of acquisitions in both product lines. Food Specialties was favorably impacted by the acquisition of Prolactal, a whey protein company which balanced the portfolio’s demand by offsetting the decline in South America, Asia and Russia. Food Specialty markets continue to be receptive to innovative product concepts which offer better health and convenience characteristics while still maintaining favorable texture and stability features. The financial crisis in Russia and weak demand in the CIS region moderated the Company’s growth opportunities in this business. Advanced Additives benefited from an acquisition in Brazil and a joint venture investment in China.

During 2014 and 2015, we expanded our Performance Products Segment’s operations by means of acquisition of the following activities and companies:

In January 2014, acquisition was completed of the Hagesud Group, a German producer of premium spice blends and food additives for meat processing. This transaction includes the acquisition of all the operating assets of the Germany-based Hemmingen company, including Hagesud’s production sites, existing businesses, state-of-the-art production technology and warehouse facilities located in Hemmingen, Dortmund and Ottensoos, Germany with approximately 200 employees. The acquisition is being integrated with our legacy spice business with moderate success as the anticipated synergies are still being realized. The profitability of the acquisition has been in line with the expectations.

In April 2014, the Company acquired Auxquimia S.A., a Spanish company that produces firefighting foams and fire extinguishment additives. Auxquimia serves markets from its production facility in Asturias, Spain. The acquisition marks the Company’s entry into the Class B foam business. Auxquimia’s Class B foam products, incorporating the latest surfactant technology, are used to fight flammable liquid fires, such as refinery or jet fuel fires, and they are among the world’s safest, most effective and environmentally friendly firefighting products. They are complementing ICL’s Class A foam products which are used to fight structural fires. The acquisition expands our market presence in Southern Europe and also delivers new products to our North American portfolio. Sales growth is ahead of plan. Expected synergies related to the production of Class A foam for the European and Australian markets are proceeding better than expected by reducing costs associated with third party production tolling. The qualification of Class B foam products in North America is on schedule and production is expected to begin in the third quarter of 2016.

During the fourth quarter of 2014, the Company completed acquisition of 100% of Fosbrasil (increase in the rate of holdings from 44.25% to 100%), the leading manufacturer in Latin America of purified phosphoric acid for the food and specialty fertilizer market, and a producer of phosphate-based downstream products and specialty fertilizers. The acquisition expanded our global WPA portfolio into South America and we realized operational efficiencies from the overall integration. The profitability of the product portfolio has proven to be incremental to our base margin. Despite the difficult economic environment in Brazil and the competitive nature of imports into Brazil, WPA domestic sales experienced favorable growth.

In March 2015, the Company completed the acquisition of Prolactal GmbH and its subsidiary, Rovita, GmbH (collectively “Prolactal”). Prolactal, whose plants are based in Hartberg, Austria and in Engelsberg, Germany, is a leading European producer of whey proteins and other ingredients for the food and beverage industry. Prolactal has approximately 200 employees. The acquisition complements the long term strategy of ICL Food Specialties by contributing whey protein products to the portfolio. Sales grew by 26% over 2014 and profitability has grown by 60% through improved product mix and operational efficiencies.

In October 2015, ICL completed the formation of a joint venture company (“YPH JV”) with Yunnnan Phosphate Chemicals Group Corporation Ltd (“YPC”), China’s leading phosphate producer. The YPH JV, which includes a world scale phosphate rock mine and large scale phosphate operation, is expected to be a leading player in China’s phosphate sector, operating an integrated, world scale phosphate platform across the value chain.

Pursuant to the Company’s strategy, in connection with the divestment of non-core businesses activities, the Company completed during 2015 the sale of number of its non-core businesses: the alumina, paper and water industry (APW), the thermoplastic products for the footwear industry (Rhenoflex), the hygiene products for the food industry (Anti-Germ) and the pharmaceutical and gypsum businesses (PCG).

In total, sales in 2015 decreased by $355 million (net of revenue from services in a subsidiary in Germany which is not part of the Company’s core businesses), due to the divestitures, and the operating profit decreased by $42 million.

Our Products

Our Performance Products segment’s products are designed for a wide range of uses and industries. The main markets of our Performance Products segment include food, metallurgy, paints and coatings, electronics, concrete, oil additives and firefighting. The Performance Products segment is part of our strategy to manufacture downstream products with higher added value based on phosphate rock.

The segment operates two business units: Advanced Additives and Food Specialties with primary production locations in Israel, Germany, the United States, Brazil and China, which are primarily based on phosphoric acid. Our Performance Products segment uses much of the phosphate salts that it produces as raw material to manufacture food additives in many countries in the world.

Advanced Additives – this business line supplies mainly phosphate salts and phosphoric acid, which are used as a raw material in the metals treatment and paints and coatings industries. In addition, the Performance Products segment manufactures and markets phosphoric acid of varying grades, primarily for the food industry. The unit supplies P2S5, a key ingredient in lubricating oil additives and insecticides. In addition we are one of the world’s leading manufacturers of phosphate-based fire retardant products, which are used primarily to fight forest fires by releasing the product from an aircraft. Advanced Additives sales in 2015 totaled $780 million, an increase of $127 million compared to 2014. The increase stemmed mainly from additional acid sales associated with the Fosbrasil acquisition and increased forest fire retardant demand from U.S. government agencies. Demand for Industrial Specialty products declined primarily in the European market related to the ban on use of phosphates in ADW (Auto Dish Wash) detergents.

Food Specialties – ICL Food Specialties is a leader in creative food ingredients and phosphate additives which provide texture and stability solutions to the processed meat, fish, dairy, baked goods and processed food markets. In addition, the business unit produces whey proteins for the food ingredient industry. Sales in 2015 totaled $614 million an increase of $89 million compared to 2014. The increase stemmed mainly from the Prolactal acquisition and was partially offset by lower demand from Russia and the CIS countries and the weak Brazil economy.

A significant portion of our Performance Products segment products are based on its intellectual property and have well-known brand names in their relevant markets, including Fibrisol, Brifisol, Joha, Tari, Py-Ran, Nutrifos, Levn-Lite and Phos-chek.

Our Performance Product segment’s highly sophisticated technology platform for the development of food texture and stability solutions has allowed it to develop expertise in phosphate based food additives. In addition, our ability to provide a high level of service and expand into new markets in the firefighting sector has enabled us to achieve a leadership position in these market segments.

Production

The Performance Products segment manufactures its products in its facilities in Germany, the United States, Israel, Brazil, France, Spain, China, the United Kingdom, Argentina, Austria, Australia and Mexico. In Mishor Rotem in Israel, our Performance Products segment manufactures purified phosphoric acid by purifying fertilizer-grade phosphoric acid produced by our Fertilizers segment. Our Performance Products segment also manufactures thermal phosphoric acid in the United States and China by utilizing elemental phosphorous and purchases of purified phosphoric acid from third parties.

Our Performance Products segment’s principal manufacturing plants, distribution centers and sales offices are set forth in the map below:

In 2015, we produced 206,960 tons of purified phosphoric acid (as Phosphorus Pentoxide), 312,415 tons of phosphate salts, 112,908 of food additives and milk derivatives, and 64,905 tons of other phosphate-based products (P2S5 and Firesafety). Our maximum annual capacity is approximately 267,000 tons of purified phosphoric acid (as Phosphorus Pentoxide), 395,755 tons of phosphate salts, 175,620 of food additives and milk derivatives, and 122,000 tons of other phosphate-based products (P2S5 and Firesafety) at our Performance Products segment. Production and capacity of purified phosphoric acid increased from the prior year due to the acquisition of Fosbrasil. Production and capacity of food additives and milk derivatives increased from the prior year due to the acquisitions of Prolactal and Rovita. Production and capacity of Other Products decreased from the prior year due to the divestitures of the noncore businesses.

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

Competition in our Performance Products segment centers on product features, price, quality, service and the ability to address customers’ needs.

•	The primary competitors of our Performance Products segment are Chemische Fabrik Budenheim KG, Innophos Inc., Prayon, PCS, Adithya Birla, Haifa Chemicals Ltd. ChemTrade Logistics Company in North America, Italmatch Chemicals in Brazil and Singapore and various Chinese producers.

Raw Materials and Suppliers

The primary raw material for manufacture of phosphate salts and food additives is purified phosphoric acid, which is produced by purifying fertilizer-grade phosphoric acid as well as via a thermal process from elemental phosphorus (P4). Our Performance Products segment obtains fertilizer-grade phosphoric acid from our Fertilizers segment and also purchases (P4) and purified phosphoric acid from external manufacturers.

Our Performance Products segment has a long-term supply contract with a supplier of phosphoric acid that guarantees regular supply of this raw material through 2018. In addition, we have a long-term supply agreement for (P4) with another supplier through 2022.

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

Most sales of Performance Products do not take place according to long-term orders or contracts, but are regularly ordered close to the time of supply. Consequently, the concept of a backlog is of no significance for our Performance Products segment.

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

Seasonality

The target markets of most our Performance Products segment’s products are not characterized by seasonality, except for flame retardants, which have a higher sales volume in the spring and summer due to the many fires in North America during this hot and dry period. First quarter and fourth quarter are weaker due to the lack of fire activity during the cold winter months.

Other Activities

IDE – ICL holds 50% of IDE Technology Ltd. IDE operates in the following fields: constructing and selling water desalination plants and treatment of industrial waste water, selling water, operating and maintaining water treatment and desalination plants and developing and producing industrial evaporators. IDE has deployed approximately 400 water desalination plants in more than 40 countries worldwide and seeks to address a wide range of the world’s water challenges. IDE’s core competencies are in membrane and thermal desalination and/or treatment of industrial waste water.

DSM – DSM produces, markets and sells pure magnesium and magnesium alloys. It also produces dry carnallite and related by-products, including chlorine and sylvinite. DSM is the second largest magnesium producer in the Western world after US Magnesium.

Sustainable Development Policy

The Company applies an overall policy of sustainable development that integrates social, economic and environmental considerations into all of our business activities. The policy stresses social responsibility, which includes taking responsibility for the safety and well being of our employees, reducing environmental impacts, and creating a dialogue and transparent communication channel with the authorities, community service, as well as other matters in the area of sustainability. This policy includes, among other things, the following items: responsible use of natural and land resources; rehabilitation of streams, restoration and preservation of mining and quarrying regions and return thereof to the State after completion of the activities the land was designated for by the State and in accordance with the provisions of law governing the matter. Reduction at the source (in terms of the flow) of the quantity of waste produced in ICL companies and increased recycling of treatable waste. These activities are performed in ongoing cooperation with manufacturers, suppliers, research institutes, customers and other users for purposes of development and application of methods for the safe production and use of products, while reducing or eliminating injury to users and the environment; safe transport - selection and instruction of responsible transporters, use of an emergency system for handling transport problems, strict care with respect to safe and correct packaging and assurance that only proper and orderly means of shipment are used.

ICL has a policy of involvement and investment in the society and the community, which was formulated and approved by our Board of Directors in 2001 and amended in 2014. Pursuant to this policy, an annual budget for community service is approved. Each investment or donation is executed as required by the policy and is reviewed by the relevant parties who have been authorized according to the type and amount of the donation, including the Environment, Safety and Public Affairs Committee and the Board of Directors.

ICL focuses on its cooperation with the community and its involvement in the communities in and outside of Israel from which its employees come and in which it operates. ICL’s main activities are in the communities in Israel’s southern region, namely: Dimona, Yerucham, Arad, Beer Sheva, and the Bedouin settlements in the South. ICL focuses its activities on children and youths with handicaps, women and children at risk, education and excellence of students in the areas of chemistry, computers, young entrepreneurs and assistance to populations in harsh socio-economic conditions, and populations in need and with special medical needs.

Our charitable contributions in 2015 totaled approximately $6 million (approximately 24 million NIS). This amount does not include the numerous hours of work that our employees devoted as volunteers, partly at the expense of their work hours.

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

The Company routinely invests in projects in the areas of environmental protection, health and safety, and also bears current costs in connection with these matters. In 2015, we spent approximately $101 million on environmental matters in 2015, of which approximately $20 million relating to investments in property, plant and equipment and approximately $81 million as a current expense. The Company estimates that in 2016, it will spend approximately $120 million on environment protection matters, of which approximately $39 million on investments in property, plant and equipment and approximately $81 million will be a current expense. We are continuing our investments in the environment while making improvements and reducing our impact on the environment.

On December 11, 2013, the Law for Encouragement of Competition and Reduction of Business Concentration, 2013 (“the Business Concentration Law”), was published, which includes, among other things, provisions requiring regulators having authority to issue rights in areas defined as an essential infrastructure in Israel, to take into account considerations for encouraging industry-wide competition and reducing business concentration in the economy prior to issuing rights in public assets to private entities defined as high-concentration entities. The Business Concentration Law sets forth a list of “rights”, including, an authorization, license, concession or permit and a contract, and also includes a list of matters defined as an essential infrastructure, including areas in which the Company is engaged, such as, quarrying, mining, water and etc. A list of the high-concentration entities was published in accordance with the criteria provided in the Business Concentration Law and ICL and its main subsidiaries in Israel are included in the list, as stated. In the Company’s estimation, inclusion of the Company and its main subsidiaries in Israel in the list of high-concentration entities is not expected to have a significant adverse impact on the Company and its monetary results. However, in light of the frequent changes in the regulatory environment in Israel and the existing uncertainty regarding the manner of granting rights in natural resources in a way that is different than that provided in the law, among other things, in relation to how the concession for extracting minerals from the Dead Sea will be granted in 2030, and in relation to the granting of licenses for mining phosphates, in accordance with the provisions of the Israeli Mining Ordinance, it is possible that the Company’s estimation will prove to be inaccurate.

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

Pursuant to the license covering the first site (Suria), salt may be piled up on the site up to 2026 at the current production level; with respect to the second site in the town of Sallent, regarding which the Company intends to discontinue the mining activities by the middle of 2017, it was decided by the local planning board (CUCC), that it is permissible to continue piling up salt at the current production level until the earlier of June 30, 2017, or when the pile reaches the height of 538 meters. As at the date of this Annual Report, the height of the salt pile is 509 meters. This decision, which relates to the Company’s municipal permit, was approved by the Supreme Court in November 2015.

In November 2015, ICL Iberia and the Government of Catalonia signed a cooperation agreement memorandum of understanding that defines ICL Iberia’s activities in the country as preferential activities and the potash industry as a public strategic interest. The purpose of the agreement is to arrange all the mining activities, including environmental protection and support for the matter of regulation, transportation and infrastructures. Furthermore, the agreement relates to the matter of ICL Iberia’s obligation to remove the salt pile on the Sallent site, including completion of the restoration plan of the site, all of which is to be completed no later than 2070 (the removal of the salt pile should be completed by 2065). This agreement foresees transitory measures constituting an interim solution to allow ICL Iberia to continue its activities at the Sallent site during the transition period. ICL Iberia’s estimation, when negotiations on the detailed agreement are concluded, the agreement should advance the procurement of the environmental permit to allow pile up salt after June 30, 2017, which is currently invalid, and will settle ICL Iberia’s obligations to subsequently restore the site. For more information, see “Item 4. Information on the Company—D. Property, Plants and Equipment—Business Licenses and Other Permits—Spain” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Product Regulation and Registration

Water Treatment (Biocides). In a number of countries, this substance and any product containing it, must be licensed prior to import or sale in that country. Sale is limited to those commercial uses for which the permit is received in a given country. The licensing is generally for a limited time and needs to be renewed in order to continue selling. Beginning in 2013, the Biocide Law in the European Union, which replaced the Biocide Directive, entered into effect. The Biocide Directive also implemented a process of re-licensing every existing biocide on the market. Our Industrial Products segment submitted files for renewing licenses for existing biocides for various uses, according to the timetable set in the Law. Under the Directive, during the course of the licensing process, it is permitted to continue selling the products for the uses sold to date, on the condition that a licensing file is submitted for the use and the active substance in the product. The new Biocide Law continues the Biocide Directive with respect to the completion of the licensing process of the substances; however, the responsibility was transferred to European Chemicals Agency (ECHA). In addition, the Biocide Law introduced changes regarding the continued approval of products containing active biocides in the various countries, along with additional changes. Enforcement of the law is being executed piecemeal and during 2015 a new regulation entered into effect in Europe permitting only holders of a biocide license to sell, which acted to remove Chinese producers from the market.

Chemicals. In some areas of the world (such as the European Union, the United States, Canada, Japan, South Korea and China), chemicals may be sold only after registration and approval by the authorities. Trade restrictions for use also apply to some of the products of ICL stemming from the requirements of international treaties. Our Industrial Products segment registers the products that it develops and sells as required under local laws.

Chemical Registration in Europe (REACH)

A statute covering the framework for licensing and evaluation of chemicals in the European Union (known as “REACH”) became effective as of June 1, 2007. The statute applies to chemicals already on the market, as well as to new chemicals. Pursuant to this legislation, manufacturers in the European union and importers of chemicals or importers of certain products containing chemicals are required to submit dossiers containing detailed information of every substance or chemical compound manufactured or imported into Europe, in quantities of more than one ton per year (the amount and content of the information depends on the volume of production and/or sales in Europe, and the nature of the product in terms of its effect on health and the environment). Some of the products will undergo risk evaluation based on the information that is submitted, and others will only be able to be sold in the future under an appropriate permit. Such a permit will only be granted on the basis of quantified evidence relating to management of the product with regard to health and environmental aspects, the lack of appropriate alternatives, and a socio-economic evaluation. Certain persistent, environmentally toxic substances will require permits based only on a socio-economic evaluation and on the condition that an alternative development plan be submitted, in order to encourage a transition to use of less hazardous substances.

The statute is being implemented gradually, between 2008 and 2018, under the supervision of ECHA (European Chemicals Agency).

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

•	The HBCD flame retardant is on the list of materials requiring authorization in accordance with the REACH law, after it was defined as a “Substance of Very High Concern” by the European Union. The decision with respect to the “authorization” was made and, accordingly, the continued use of HBCD in the European Union is permissible up to August 2017. The use is limited to polystyrene insulation panels of the EPS type and to companies that filed a request for the continued use. The companies that will continue using HBCD are bound by an environmental monitoring plan with respect to HBCD and are required to file a quarterly report regarding the quantities of the polymer substitute (FR-122P) available on the market and with reference to the progress of transition to use of this flame retardant. The other uses of HBCD have been prohibited in Europe since August 2015 (including XPS-type polystyrene panels). In addition, HBCD was classified by two United Nations conventions (Stockholm Convention UNEP and UNECE) as a persistent organic pollutant (“POP”).

Nonetheless, in light of the fact that there was no HBCD substitute available in commercial quantities that would fulfill the global requirements, in May 2013 a decision was made by the Stockholm Convention to permit an exemption from the prohibition and to permit use only in polystyrene insulation panels in buildings for an additional period of up to five years. This approval will apply only to countries that are members of the Convention that demonstrate a need in the additional period and that are recorded in the request for exemption from the prohibition. The implications of the classification is that the phasing out of the material from the European market may occur more rapidly unless Europe requests to postpone implementation of the law, and in fact, Europe has applied to postpone implementation for one year so that the implementation schedule will correspond to the European REACH process. In light of the decision recently made in Europe regarding the “authorization” of HBCD, during 2016 the European Union is expected to implement the decision made at United Nations convention. The countries that have registered a request for a temporary exemption from the prohibition against the use of HBCD include Brazil, Saudi Arabia, Turkey, Switzerland (up to March 2016) and the Czech Republic. In Japan and Norway, there has been a prohibition against the use of HBCD since November 2014. In Canada there is approval for use of HBCD in polystyrene insulation panels up to the end of 2016. In the United States there is no prohibition against use. However HBCD is presently being evaluated by the EPA. These events do not have a significant impact on the Company.

•	In Europe an evaluation process is underway with respect to Tetrabromobisophenol A (TBBPA) flame retardant, as part of the Chemicals Law in Europe (REACH), which is expected to be completed in March 2016. In the United States, an evaluation process of TBBPA has been started by the authorities (EPA) that is expected to continue for several years. In October 2015, it was published in the US Code of Federal Regulation (CFR) that TBBPA is one of the possible candidates for evaluation, which examines inclusion of the material in the Report of Carcinogens (ROC). In February 2016, the International Agency for Research and Cancer (IARC) classified TBBPA as probably carcinogenic to humans. The above-mentioned classification has no regulatory significance in the short run. In addition, the Company currently is not able to estimate the impact, if any, on ICL Industrial Products.

•	The bromine-based flame retardant DECA is banned for use in electrical and electronic applications in the European Union. In addition, due to the definition of DECA as a “substance of very high concern”, ECHA is leading a restriction campaign to prohibit most uses of DECA in the European Union by 2017. In 2013, DECA was proposed as a candidate for deliberations at the Stockholm Convention in the United Nations as a substance having POP characteristics. The deliberations commenced in October 2013 and the decision-making process is expected to be completed in 2017. Imposition of the prohibition against use is expected to enter into effect at the end of 2018. In North America, the three largest manufacturers of bromine-based flame retardants (Albemarle, Chemtura and our Industrial Products segment) gradually phased out their distribution of DECA in 2013. Furthermore, in 2012, we commenced selling TexFRon, a substitute for DECA in the textile industry. During 2015, a decision was made by Company management to discontinue the production activities of DECA.

•	Propyl bromide, produced by our Industrial Products segment, was defined as a substance of very high concern in the European Union in December 2012. Nonetheless, Propyl bromide’s use as degradable raw material will not be affected (since it is not included in this process). On July 1, 2015, the European Chemicals Agency (ECHA) published a recommendation to include propyl bromide in Appendix 14 (XIV) under REACH. If the Commission in Europe adopts this recommendation, the use of propyl bromide will be limited to uses approved in the “authorization” process, and for the period of time of the “authorization” until appropriate substitutes are found. This process, even if it ultimately comes about, does not have a significant impact on ICL.

•	TXP (Tri Xylyl Phosphate), a product used as a softening substance in the plastics industry, has also been defined as a “substance of very high concern” as part of the Chemicals Law in Europe (ECHA). The Company has discontinued selling the product as a softening substance in the plastics industry. An additional use of the product is as a functional fluid in various industries. The Company is in the process of introducing a substitute for this use. That stated above does not have a significant impact on ICL.

•	The TDCP flame retardant was prohibited for use in furniture and children’s products in a number of states in the United States. In California, the substance is included in the list of materials requiring a warning notice (Proposition 65). In 2013, the Company discontinued sale of the product for use in furniture.

Air Quality

During the Company’s production processes, pollutants are emitted, which could be harmful to people or to the environment if they were to be emitted into the environment in concentrations or amounts exceeding the permitted levels. The materials emitted are volatile organic compounds, inorganic compounds and particles. The Company regularly and continuously measures the emission of these pollutants in order to monitor and locate uncontrolled emissions, in accordance with the provisions of the law and the conditions set forth in our business licenses, through the use of accepted technologies.

A master plan is in place at our Fertilizers segment’s facilities in Israel to reduce point source and fugitive emissions into the atmosphere. After a project was completed for installation of two large extraction and filtering systems to reduce emission of particle materials in Zin’s factories, the Company moved into the second stage, for treatment of two additional sites, by means of installing an additional pumping and filtering system and through connection to the existing pumping and filtering system. In addition, there is a new absorption system in the fertilizers’ factory at Mishor Rotem in place of the system that was damaged in the fire that occurred in June 2015. In ICL Dead Sea’s facilities, dust extraction and filtering systems were installed in the potash production facility, a central dust extraction and filtering system was installed in the facility for production of granulated potash, and a system was purchased and installed for piling up potash, equipped with dust containment systems. At the fertilizer plants at Mishor Rotem, an array of air-quality detection stations is now being set up. In 2015, a project was successfully completed at the Fertilizers and Chemical Substances (ICL Haifa) facility for reduction of ammonia emissions through installation of a demister in the stack of the nitrate ammonia manufacturing facility. The main facilities of ICL Fertilizers in Sodom and in Mishor Rotem have been fully converted to run on natural gas and are connected to the gas pipeline. Conversion of the rock facilities in Zin is underway, and when the process is completed, the factory will be connected to the distribution network. Furthermore, ICL Haifa factory in the North is presently undergoing conversion and connection to the distribution contractor in the North. This connection is contingent on, among other things, receipt of a building permit from the City of Kiryat Atta and compliance by the distribution contractor with the timetables. The transition to the use of gas significantly reduces the amount of emissions released into the atmosphere.

Our Industrial Products segment operates advanced monitoring and detection methods to identify malfunctions in the plants’ operation and emissions’ treatment systems, such that before a malfunction occurs the facility’s manufacturing activities are halted, and thus steps are taken to prevent uncontrolled emissions according to the laws and the conditions set out in its business license, its toxins permit, and its emissions permit. In addition, integrated pollution prevention and control (IPPC) and leak detection and repair (LDAR) methodologies are also applied, which provide guidance for monitoring components to detect diffused emissions in order to prevent leakage of hazardous substances into the air. Set forth below is a list of the main actions taken by ICL Industrial Products in the area of air quality:

•	Investments were made in the production facilities in order to improve recycling and recovery of solvents and other organic materials emitted into the air via activated charcoal systems, in order to achieve reduction of the amount of these materials emitted into the air;

•	In addition, investments were made in reducing volatile organic compound emissions and compliance with advanced values in accordance with the BAT catalytic oxidizing technology.

•	Investments were made in the absorption stack systems and sealing of diffused emissions in the loading and unloading areas.

•	Ongoing work is executed for the control and treatment of diffused emissions with the assistance of a European company;

•	Continuing joint work by the Mishor Rotem factories, including Periclase, in cooperation with the Ministry of Environmental Protection and the Environmental Unit of the Eastern Negev Council to set up a regional air monitoring system.

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

As of the date of this Annual Report, our magnesium company, Industrial Products plant in Neot Hovav (Bromine Compounds Ltd.) and a bromine chloride plant have received air emission permits. The air emission permits include provisions regarding application of the BAT, as well as provisions with respect to monitoring, control and reporting to the Ministry of Environmental Protection. We are taking steps to implement an improvement plan to address the requirements of the air emission permits in coordination with the Ministry of Environmental Protection.

The estimated capital investment required in order to comply with the requirements of the Neot Hovav plant’s new air emissions permit, which was received in August 2013, is approximately $9 million, until the end of 2017. Our plant in Neot Hovav (Bromine Compounds Ltd.) meets the material conditions in the air emission permit. In January 2015, the Neot Hovav plant submitted a request for update of the emissions permit, including: a request for less stringent emission values in a number of the treatment facilities and update of the emission processes and sources.

Our other plants in Israel have submitted applications for air emission permits, as required by law.

Report of Pollutant Release to the Environment

In accordance with the law regarding the duty to report polluting releases into the atmosphere (Pollutant Release and Transfer Register—PRTR), since 2013, our plants in Israel report on an annual basis with respect to the quantities of pollutants released into the environment according to the provisions of the law. This law is based on generally accepted legislation in Europe. Under the law, the data reported is published to the public on the Ministry’s website. The Ministry of Environmental Protection publishes on an annual basis a list of emissions and transfers to the environment in accordance with the reports received from all of the reporting factories, including us. Beginning in 2014, the PRTR report is required to be submitted by March 31 of each year.

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

The high level of the transparency ICL showed in the 2015 report to the CDP (which also describes the operations in 2014), achieved a score of 99 (out of 100), which constitutes a further improvement over the score of 98 ICL received in 2013-2014. The transparency score for 2015 is among the 120 (or 6%) of the best scores for all the reporting companies and is the second best score among the worldwide potash producers. In addition, thanks to our efforts to reduce the emissions of the Company’s greenhouse gases, in 2015 ICL received a mark of “B” (in a declining scale of A-E) in the performance index.

European Plan for Trade in GHG Emissions

The European Union as a party that signed the Kyoto Protocol, the framework treaty of the United Nations for dealing with climate changes, agreed on a mandatory target for reducing the emission of greenhouse gases. The main tool for achieving the reduction targets is the EU Emissions Trading Scheme (“ETS”), which was launched on January 1, 2005. In the first and second phases of the ETS, the European countries agreed that every industrial company that emits GHGs above the agreed minimum threshold is required to report its emissions and to limit the emissions to the gradually decreasing periodic quota. In addition, companies were allowed to realize a monetary gain or benefit by trading and selling unused emission permits (or “carbon credits”). The third phase of the ETS commenced on January 1, 2013 and will run up to December 31, 2020. This phase has included a further decrease in the free allocation of carbon credits to all industrial companies. Some of ICL’s sites in Europe are obligated to participate in the EU-ETS, and are therefore obligated to reduce their emissions and/or purchase carbon credits. ICL is continuously following the developments and the emission allocation policies of the EU-ETS, and is taking it into considerations in establishing/purchasing new sites in Europe and in potential significant expansions of existing sites.

The European Energy Efficiency Directive (EED)

The new Energy Efficiency Directive of the European Union entered into effect on December 4, 2012. Most of the requirements in the Energy Efficiency Directive must be implemented by companies in the European Union in the future. The Energy Efficiency Directive provides a joint framework to advance energy efficiency in the European Union, in order to achieve the European Union’s energy goals by 2020. These goals include the reduction of GHG emissions by 20% compared with the levels in 1990, an increase in the rate of consumption of renewable energy sources to 20% of total energy consumption and an improvement in energy efficiency by 20%. Accordingly, all countries that are members of the European Union are required to increase the efficiency of their energy consumption in all stages of the energy chain — conversion, transportation and final use. The impact of the implementation of this Directive on the regulatory regime in European countries wherein ICL is active is not yet finalized. However, ICL is developing strategies and procedures at all of its European plants designed to comply with the local interpretations of the Directive.

Israeli Bill for Prevention of Land Contamination and Restoration of Contaminated Lands

In August 2011, the Bill for Prevention of Land Contamination and Restoration of Contaminated Lands, 2012 passed in the first of three calls by the Israeli parliament (“the Bill”). In May 2013, a hearing with respect to the Bill commenced. The highlights of the Bill in its present version are set forth below.

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

It is unclear what will be the final version of the law and when it will be approved. If the Bill is passed in its present version, it will apply to our manufacturing sites. At every such site, an historical land survey will be conducted and according to the decision of the Ministry of Environmental Protection, there may be further requirements and land surveys as a result thereof or instructions to clean up the land, to the extent contamination is found in the land, as defined in the law. At this juncture, since a land survey has not yet been conducted, it is not possible to know the extent of the exposure to obligations under the Bill if adopted and the cost thereof. For the past two years, no action has been taken to update the proposed law and, at this stage, it is not possible to know if the Ministry intends to continue with the legislative processes of the law or to be content with application of its policies in connection with restoration of contaminated lands by means of the policy documents described below, on the basis of the existing legal situation.

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

Notwithstanding that the law does not so require, all of the Company’s plants in Israel conducted historical land surveys during 2014–2015, based on a demand received as part of the conditions for receipt of a business license regarding an integrated arrangement.

The land surveys are being conducted in coordination with the Ministry of Environmental Protection.

At the Sodom site, historical crude oil contamination has been found near the operational salt reservoir. Our ICL Dead Sea subsidiary submitted a plan to the Ministry of Environmental Protection for treatment at the site and is awaiting the Ministry’s instructions. The Bill for Prevention of Land Contamination and Restoration of Contaminated Lands, which is in the legislative process, as mentioned above may affect the treatment and the solution that is selected.

In addition, a groundwater study in ICL Dead Sea’s power stations’ contaminated oil tank farm showed no contamination in groundwater; however, soil rehabilitation is expected in the future. At the old gas station, boreholes were drilled and oil is being pumped from the contaminated soil and groundwater.

Furthermore, there is an ongoing implementation of a multi-year master plan to prevent ground pollution by fuels or oils at our Rotem sites.

Liquid and Solid Waste

During the production processes at ICL’s facilities, industrial solid waste and wastewater are produced. According to the discharge permit, wastewater is channeled into water sources or evaporation ponds.

In Spain, a multi-year program is underway to restore salt piles while paying close attention to the issue of wastewater drainage and sludge treatment. In late 2015, the Company submitted a restoration plan to the government of Catalonia, which also addressed the restoration of the salt piles at the two sites, which are currently being assessed by the government authorities.

At ICL Dead Sea’s, a project was completed for restoring 100% of the runoff of the facility for the treatment of sanitary waste for the production facility. In addition, a detailed plan was approved for restoration of the bulky waste at the plant site.

At the ICL Rotem site, a master plan for treating waste is being implemented with the principal aims of reducing effluent quantities, turning part of the effluents into products, recycling wastewater, reducing water consumption, treatment of wastewater at the start of the flow and neutralization and restoration of wastewater reservoirs.

At the ICL Haifa facility, a number of biological pilots were conducted to find a solution for compliance by the plant with standards covering treatment of the plant’s wastewater flowing into the Kishon River, as directed by the Inbar Committee. The solutions were presented to and discussed with the Ministry of Environmental Protection. During discussions with the Ministry of Environmental Protection, it was agreed that ICL Haifa will not make an investment in construction of a biological facility but, rather, will take other steps to improve the quality of the wastewater and the matter will be examined by the parties later on.

The phosphate plant in China is located in a rural area. The Company must comply with local regulations and regulatory schemes, the purpose of which is strict supervision and control over production and emission of waste, environmental protection and prevention of release of wastewater. The Company has adapted its plants by means of installation of systems monitoring gas emissions, and systems for removal of wastewater and diversion thereof from clean water sources. The Company’s plants in China are tested once every six months by the Center for Environmental Protection regarding gas emissions and gathering of solid waste and hazardous waste. The plant has received a license for unloading contaminating materials and strict environmental licenses and it is in compliance with all the laws and regulations.

Our Industrial Products segment operates a special authorized laboratory for monitoring and analyzing wastewater quality.

At the Bromine Compounds plant, a sanitary facility for the independent treatment of the sanitary effluents is being operated. The treated wastewater is flowed as input fluid into the cooling towers. In addition, in the Bromine Compounds plant, a facility was constructed for treating industrial waste and an independent system for wastewater removal, which includes a piping system and the plant’s own evaporation ponds. The system was built according to a U.S standard, which includes leakage monitoring and air monitoring. In 2013, the construction was completed and beginning in late 2013, all the plant’s wastewater is presently being pumped into the new evaporation ponds.

Our Industrial Products segment established a thickening and filtration facility to treat solid waste at the Periclase plant.

At our manufacturing facility at Neot Hovav, Israel, there is solid waste. Pursuant to the requirements of the Ministry of Environmental Protection, we are required to treat the existing waste (historical), which is stored on a special site on the facility's premises in coordination with the Ministry of Environmental Protection, as well as the ongoing waste that is produced in the facility's present manufacturing processes. The treatment will be partly through a restoration facility of hydro-bromine acid, operated by the subsidiary, while part of the waste will be sent outside for treatment. As part of the treatment processes of the historical waste that began in 2015, it was found that additional costs are required to be incurred, due to, among other things, the need to use higher-cost raw materials. In light of that stated, we recorded an additional provision, in the amount of about $20 million. As at December 31, 2015, the total provision for treatment of waste amounts to about $65 million. We estimate that based on the information it has as at the approval date our annual financial statements, the provision covers the estimated cost of treating the historical waste.

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

Regulation of Concessions and Mining Activities

For information about laws and legal arrangements related to our concessions and mining rights and other related licenses and permits, see “Item 4. Information on the Company—D. Property, Plants and Equipment—Mineral Extraction and Mining Operations” and “Item 4. Information on the Company —D. Property, Plants and Equipment —Other Leases, Licenses and Permits,” respectively.

Price Monitoring

The prices of fertilizer-grade phosphoric acid for local Israeli customers are regulated under the Supervision of Prices for Commodities and Services Law 1996. The quantity of these products sold in Israel by our Fertilizers segment is not material to us.

ICL and some of its subsidiaries have been declared a monopoly in Israel in the following areas: potash, phosphoric acid, sulfuric acid, ammonia, chemical fertilizers, phosphates, bromine and bromine compounds. Due to their having been declared monopolies, ICL is subject to limitations set forth in Chapter 4 of the Restrictive Business Practices Law, 1988, most significantly its prohibition on monopolies against abusing their positions as monopolies. In 2014 approximately 5% and in 2015 approximately 4% of our revenue derived from Israeli sales and, therefore, in our estimation, the abovementioned declaration does not have a material impact on us. We also have an internal antitrust compliance program.

C. ORGANIZATIONAL STRUCTURE

A list of our subsidiaries, including name and country of incorporation or residence is provided in an exhibit to our Form 20-F filed with the U.S. Securities Exchange Commission, which can be found at www.sec.gov.

D. PROPERTY, PLANT AND EQUIPMENT

Under the Israeli Dead Sea Concession Law, 1961, as amended in 1986 (the “Concession Law”), we have lease rights until 2030 for the salt and carnallite ponds, pumping facilities and productions plants at Sodom. We have other production facilities in Israel, situated on land with a long-term lease, including the plants at Mishor Rotem (mainly leased until 2028 to 2041), the Oron and Zin sites of our Fertilizers segment (leased until 2017 to 2024), production and transportation facilities at Naot Hovav of our Industrial Products segment (leased until 2024 to 2048), as well as production, storage and transportation facilities and chemicals and research laboratories at Kiryat Ata (leased until 2046 to 2049) that belong to our Fertilizers segment and our Industrial Products segment. We also use warehouses and loading and unloading sites at the Ashdod (leased until 2030) and Eilat ports (negotiations are underway to extend the agreement).

We have additional production facilities outside Israel, the main ones being:

•	Germany: production plants of our Performance Products segment at Ludwigshafen, Ladenburg, Hemmingen, Dortmund (Hagesüd) and Engelsberg (Rovita). These plants are owned by the ICL Group.

•	The Netherlands: production plants of our Industrial Products segment at Terneuzen that are owned, a facility of our Fertilizers segment in Amsterdam held under a lease until 2034 (or under certain conditions up to 2044) and a production facility in the southern Netherlands on land that is partly owned and partly held under a long-term lease.

•	Spain: the concessions at the potash and salt mines are held under the concession agreements described below. The potash and salt production plant, and the warehouses, as well as the loading and unloading facilities of our Fertilizers segment at Catalonia, are owned by the ICL Group. Our Fertilizers segment also has a liquid fertilizer and soluble fertilizer production plant in Totana, another plant for mixing solid fertilizers in Cartagena and a concession on two ports in Cartagena and Almeria until 2024 and 2017, respectively.

•	The United Kingdom: the rights to the potash and salt mines are held under the concession agreements described below. The potash and salt and production plants and the warehouses of our Fertilizers segment in Cleveland are owned by the ICL Group. The warehouses and bulk loading and unloading facilities at the port are leased until March 2034. The Company owns three mines and one plant for producing peat of our Fertilizers segment at Everris in the United Kingdom.

•	The United States: the production plant of our Industrial Products segment in West Virginia is mainly owned by the ICL Group, the packaging facility of that location is leased through 2017, and the production plants of our Performance Products segment in Lawrence, Kansas and St. Louis, Missouri are owned by the ICL Group. The production plants of our Fertilizers segment in South Carolina are operated under leases ending in 2025 and 2017 (with an option to extend through 2022).

•	China – phosphate rock mining rights in Haikou Mine and Baitacun Mine are derived from mining licenses that are described below. The scrubbing plant is owned by the company and situated on leased land.

•	Brazil: production plants of our Performance Products segment at Sao Jose dos Campos and Cajati are leased by the ICL Group.

•	Austria: the whey protein production plant of our Performance Products segment at Hartberg (Prolactal) is owned by ICL Group.

The following table sets forth certain information regarding our principal properties as at December 31, 2015.

Property Type	Location	Size (square feet)	Products	Owned/Leased
Plant	Mishor Rotem, Israel	27,524,194	Fertilizers segment products	Owned on leased land
Plant	Sodom, Israel	13,099,679 (not including ponds and factory)	Fertilizers segment products and power station	Owned on leased land
Plant	Mishor Rotem, Israel	10,763,910	Industrial Products segment products	Owned on leased land
Plant	Neot Hovav, Israel	9,601,591	Industrial Products segment products	Owned on leased land
Plant	Zin, Israel	8,483,916	Fertilizers segment products	Owned on leased land
Plant	Kiryat Ata, Israel	6,888,903	Fertilizers segment products	Leased

Property Type	Location	Size (square feet)	Products	Owned/Leased
Plant	Oron, Israel	4,413,240 (not including phosphate reserve)	Fertilizers segment products	Owned on leased land
Plant	Sodom, Israel	4,088,800	Magnesium Plant	Owned on Leased Land
Plant	Sodom, Israel	2,326,060	Industrial Products segment products	Owned on leased land
Conveyor belt	Sodom, Israel	1,970,333	Transportation facility	Owned on leased land
Pumping station	Sodom, Israel	920,314	Pumping station for Fertilizers segment	Owned on leased land
Warehouse and loading facility	Ashdod, Israel	664,133	Warehouse for Fertilizers segment products	Leased
Power plant	Sodom, Israel	645,856	Power and steam production	Owned on leased land
Office	Beer Sheva, Israel	495,883	Industrial Products segment products	Owned
Warehouse and loading facility	Eilat, Israel	152,557	Warehouse for Fertilizers segment products	Leased
Headquarters	Tel Aviv, Israel	17,222	Company headquarters	Leased
Plant	Catalonia, Spain	48,491,416	Mines, manufacturing facilities and warehouses for Fertilizers segment products	Owned
Plant	Totana, Spain	2,210,261	Fertilizers segment products	Owned
Plant	Cartagena, Spain	209,853	Warehouse for Fertilizers segment products	Owned
Port	Cartagena, Spain	184,342	Storage for Fertilizers segment products	Leased
Port	Almeria, Spain	28,761	Storage for Fertilizers segment products	Leased

Property Type	Location	Size (square feet)	Products	Owned/Leased
Plant	Jiaxing, China	828,017	Industrial Products segment products	Owned
Plant	Shan Dong, China	691,771	Industrial Products segment products	Owned
Plant	Kunming, Yunnan, China	458,394	Production Plant of the fertilizer sector	Owned on Leased Land
Plant	Lian Yungang, China	358,665	Industrial Products segment products	Owned
Pumping station	Kunming, Yunnan, China	2,231	A pumping station for the fertilizer sector	Owned on Leased Land
Peat Moor	Nutberry and Douglas Water, United Kingdom	17,760,451	Peat mine	Owned
Plant	Cleveland, United Kingdom	13,239,609	Fertilizers segment products	Owned
Peat Moor	Cerca, United Kingdom	4,305,564	Peat mine	Leased
Plant	Nutberry, United Kingdom	322,917	Fertilizers segment products	Owned
Plant	Terneuzen, the Netherlands	1,206,527	Industrial Products segment products	Owned
Plant	Heerlen, the Netherlands	481,802	Fertilizers segment products	Owned and Leased
Plant	Amsterdam, the Netherlands	349,827	Fertilizers segment products and logistics center	Owned plant on leased land
European Headquarters	Amsterdam, The Netherlands	24,220	European Company headquarters	Leased
Plant	Gallipolis Ferry, West Virginia, United States	1,742,400	Industrial Products segment products	Owned
Plant	South Charleston, West Virginia, United States	871,200	Industrial Products segment products	Owned
Plant	South Charleston, West Virginia, United States	475,000	Industrial Products segment products	Leased
Plant	Lawrence, Kansas, United States	179,689	Performance Products segment products	Owned

Property Type	Location	Size (square feet)	Products	Owned/Leased
Plant	Carondelet, Missouri, United States	172,361	Performance Products segment products	Owned
Plant	Rancho Cucamonga, California, United States	103,600	Performance Products segment products	Leased
Office	St. Louis, Missouri, United States	45,595	US headquarters	Leased
Plant	Ludwigshafen, Germany	6,996,541	Performance Products and Fertilizers segments products	Owned
Plant	Ladenburg, Germany	1,614,587	Performance Products segment products	Owned
Plant	Bitterfeld, Germany	514,031	Industrial Products segment products	Owned
Plant	Hemmingen, Germany	175,042	Performance Products segment products	Owned
Plant	Cajati, Brazil	413,959	Performance Products Segment	Owned
Plant	Sao Jose dos Campos, Brazil	Phosphate plant: 108,729 Blending plant: 107,639	Performance Products segment products	Leased
Plant	Belgium	128,693	Fertilizers segment products	Owned
Plant	Calais, France	538,196	Industrial Products segment products	Owned
Plant	Nuevo Leon, Mexico	103,420	Performance Products segment products	Owned
Plant	Bandırma, Turkey	375,187	Fertilizers segment products	Owned

Other Leases, Licenses and Permits

Well Production Permits

The supply of water to ICL Dead Sea plants, at the Dead Sea, is via a series of wells that we operate, both within and outside the concession area. The Company has lease agreements and production permits for these wells. ICL Dead Sea has permits from the Water Authority to draw water from the wells at Ein Ofarim (which is located outside the area of the concession). The lease period from Israel Lands Authority (ILA) for these wells expired in 2009. An application to extend the lease period was submitted to ILA, but after a lengthy procedure, it was rejected. The Company filed a request with ILA’s Exemptions Committee, which approved the application. Recently, approval of the Minister of Finance was received and contracts were sent to the Company for signing.

Business Licenses and Other Permits

In November 2013, a reform in the Business Licensing Law, 1968, came into effect which determines, among other things, that business licenses in Israel will no longer be perpetual, but rather each business license will be valid for a term of between one to fifteen years, depending on the type of activity the license covers. In addition, some of the activities requiring a license in accordance with the Business License Ordinance, 2013, will be subject to unified specifications which will be published by the authorities as specified in the Ordinance, including the Ministry of Environmental Protection.

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

Our Industrial Products plants at Sodom and Mishor Rotem have valid permits for discharging industrial wastewater into the Dead Sea which require renewal from time to time. The Industrial Products plant in Neot Hovav discharges industrial wastewater into the evaporation ponds in accordance with the plant’s business license requirements. The costs of renewal of these licenses are not material.

ICL Dead Sea has a valid permit for discharging industrial wastewater into the Dead Sea and into the Mediterranean Sea (ICL Haifa), under the Israeli Prevention of Sea Pollution from Land-Based Sources Law (1988), which requires renewal from time to time. The costs of renewal of these licenses are not material.

The segment companies operate in accordance with conditions set out in the licenses and permits. If there is any discrepancy in respect of the requirements of these conditions, the companies take immediate action to remedy the discrepancy in coordination with the Ministry of Environmental Protection.

The Ministry of Environmental Protection has commenced implementation of the integrated licensing methodology, which is based on the Integrated Pollution Prevention and Control (“IPPC”) directive that was adopted by the European Union in 1996. Pursuant to this directive, large factories are required to make use of the best available techniques (“BAT”) in every environmental aspect on which they have an impact, while addressing all these aspects in an integrated manner. The BAT is provided in reference documents, which are published by the European Union and detail every type of industry to which BAT is relevant for elimination or reduction of environmental damage. However, the Israeli Clean Air Law, 2008 (the “Clean Air Law”) adopted this methodology only partially since it addresses only emissions into the atmosphere. In order to enable integration as required by the directive, the Ministry of Environmental Protection has added requirements for implementation of the IPPC methodology in the business licenses of factories considered to be “emission sources requiring a permit” under the Clean Air Law. The conditions are stipulated by the Ministry prior to submission of the request for an emission permit so that the permit request (concerning emissions into the atmosphere) will be filed together with the information required for determination of the conditions in other areas under the integrated licensing methodology, including, among other things, runoff, waste, treatment of hazardous substances and energy savings. A factory is first required to perform a survey of these differences and to submit such survey to the Ministry. It is anticipated that concurrent with the issuance of an air emission permit, or shortly thereafter, the factory will receive additional conditions, including requirements for implementation of the BAT in these areas. The Ministry of Environmental Protection issued a request for additional information under the integrated methodology for most our plants that are required to obtain an air emissions permit under the Clean Air Law. As at the date of this Annual Report, the plant of the Magnesium Company, a plant of a company from the Industrial Products segment in Neot Hovav (Bromine Compounds Ltd.) have received an emissions permit. The Company’s other plants in Israel have filed applications for emissions permits as required by law.

The Ministry of Environmental Protection has issued additional conditions for the business licenses of some of ICL’s companies in Israel that require submission of additional information, including a historical land survey. The historical surveys for the plants have been prepared and filed with the Ministry of Environmental Protection.

As of the date of this Annual Report, the Ministry of Environmental Protection has not yet formulated legislation regarding the matter of the consequences of the historical land surveys, and as at the date of this Annual Report it is not possible to know what costs will be triggered by implementation of these requirements, if any.

In March 2016, a draft emissions permit pursuant to the Clean Air Act was received. Application of the requirements of the emissions permit as it is presently worded will impose additional costs on the Company. Nonetheless, at this stage the discussions with the Ministry of Environmental Protection regarding the final language of the permit's requirements have not yet been completed and, accordingly, it is not possible to estimate the actual cost of application of the said requirements.

Mineral Extraction and Mining Operations

The following is a description of the material properties where we extract minerals and conduct mining. For additional information about the total cost of our property plant and equipment and our intangible assets (including concession and mining rights) see Note 13 and Note 14, respectively, to the Company’s financial statements.

The Dead Sea

Approximately 33% of our sales in 2015 derived from products that were based on minerals that we extracted from the Dead Sea, including potash, bromine, sodium, magnesia, magnesium chloride and metal magnesium. The concentration of these minerals in the Dead Sea has generally remained steady in recent years with a trend of an increase in the concentration of the potash component, as a result of the diversion of the channel for the brines that are redirected into the Northern Basin. In addition, the salt concentration in the Dead Sea tends to rise in periods wherein the quantity of water flowing into the Sea is less than the quantity of water evaporating from it (which is what has happened in the last fifty years). The Dead Sea contains a supply of these raw materials that is, for all practical purposes, unlimited.

Our extraction of minerals from the Dead Sea begins with an evaporation process facilitated by the hot and dry climate of the Dead Sea region. This area is located approximately 430 meters below sea level. The Dead Sea is presently about 430 meters below sea level due to a fixed decline of the level of about 1 meter per year. The Dead Sea is divided into two parts: the Northern Basin and the Southern Basin that consists of artificial evaporation ponds.

The production process begins with the flowing of water from the Northern Basin to our adjacent evaporation ponds. Our pumping station P-88 has a pumping capacity of 100,000 cubic meters per hour. In 2015, we flowed approximately 375 million cubic meters of water from the Northern Basin to the evaporation ponds. Of this quantity, approximately 225 million cubic meters of brine were rechanneled into the Northern Basin of the Dead Sea at the end of the process. In 2015, the Company produced from the Dead Sea approximately 2.4 million metric tons of potash, 116 thousand metric tons of bromine, 19 thousand metric tons of metal magnesium, 166 thousand metric tons of salt and 95 thousand metric tons of magnesium chloride solids. The Company plans to build a new pumping station from the Northern Basin to the evaporation ponds, as part of our preparations for the receding level of the Dead Sea in the Northern Basin and the retirement of pumping station P-88 from service. However, we are experiencing a delay in receiving approvals from the various government agencies that must approve our statutory plans for our new pumping station. In light of the delay in approval of the statutory plans, the Company is making an additional investment to extend the life of pumping station P-88 for an additional three years.

Regarding the pumping of water from the Dead Sea, in June 2015 a petition was filed with the Court for Water Matters in Haifa wherein the Government Water and Sewage Authority (‘the Water Authority’) was requested to take action to regulate and supervise the Company’s use of the water sources. For additional details – see “Item 4. Information on the Company-D. Property, Plant and Equipment-Leases, Licenses and Permits-Well Production Permits.”

The evaporation ponds extend over an area of approximately 150 square kilometers. They include a subsystem of 35 ponds for salt precipitation and ponds for the precipitation of carnallite.

The salt pond known as Pond 5 is the largest pond in the complex. It has an area of approximately 80 square kilometers. It was built during the 1960s by construction of a large dam, sealed by a clay core, in the area that was then the southern basin of the Dead Sea on the Israeli side, and permits the continued existence of the Southern Basin due to the system of pumping stations and flowing channels that are operated as part of the industrial operational system of the evaporation ponds. The evaporation processes give rise to concentration of the brines and the sinking of the table salt to the floor of the pond. The remaining brines are rich in potash, magnesium and bromine. These brines are pumped into the systems of other ponds, and as a result of the continued evaporation the “carnallite” precipitates. Carnallite is the raw material used for production of potash, magnesium, chlorine and magnesium chloride. The carnallite is harvested by floating barges and pumped as slurry to our production plants. The brine from the edge of the carnallite ponds is used as a raw material in the production of bromine.

The precipitated table salt precipitates and creates a layer on Pond 5 bed of approximately 20 million tons annually. Precipitation of the salt causes a reduction in the volume of the solutions in the pond. As the production process requires maintaining a fixed volume of solutions (brines) in the pond, the water level of the pond is accordingly raised by approximately 20 centimeters annually.

The Ein Boqeq and Hamei Zohar hotels, the town of Neve Zohar and other facilities and infrastructures are located on the western shoreline of this pond. Raising the water level of the pond above a certain level is likely to cause structural damage to the foundations and the hotel buildings situated close to the water’s edge, to the village of Neve Zohar and to other infrastructure on the western shoreline of the pond. This situation requires establishment of defenses for the facilities and infrastructures of the hotels located on the shores of Pond 5.

The temporary defenses have been underway for a number of years and are characterized by elevating the height of the dike along the west coast of the pond, opposite the relevant hotels, including in some of the places a system to lower the ground water. This defensive dike is raised from time to time, depending on water level of the pond. As of the date of this Annual Report, there is an agreement between ICL Dead Sea and the government of Israel regarding financing of the costs of the temporary defenses: ICL Dead Sea will bear 39.5% of the financing and the government of Israel will bear the remaining cost.

In July, 2012, an agreement was signed with the Government of Israel, regarding “Execution and Funding of the Dead Sea Protection Project and Increase of the Royalties Paid to the State” (hereinafter – “the Salt Harvesting Project”). The purpose of the Salt Harvesting Project is to constitute a solution for the raising of the water level in the Pond and stabilizing of the water therein at a fixed level by harvesting of the salt from this pond and transferring it to the Northern Basin of the Dead Sea.

The planning and execution of the salt harvesting is to be performed by ICL Dead Sea. The Salt Harvesting Project constitutes an Israeli national infrastructure project that is being promoted by the Israeli Committee for National Infrastructures. (Transfer of the pumping station from P-88 to P-9 constitutes part of the project recognized as a national infrastructure project). Our agreement with the government requires that, starting January 1, 2017, the water level in Pond 5 will not rise above a level of 15.1 meters in the ICL Dead Sea system (about 390 meters below sea level).

ICL Dead Sea will be required to pay compensation in respect of any damages caused as a result of a rise of the water level beyond the level determined. If there is a material deviation from the timetables for construction of the Salt Harvesting Project as a result of a requirement for changes by the planning institutions, as a result of which the Plan is not approved on time, or due a decision of a judicial tribunal that caused a delay of at least one year in provision of effect to the Salt Harvesting Project by the planning institutions, without the Company having violated its obligations, the Company will be permitted to request raising of the water level above that stated above.

According to the Dead Sea Protection Company Ltd., the total cost of the Salt Harvesting Project was estimated, as of October 2010, to be in an undiscounted amount of NIS 7 billion (a discounted amount of NIS 3.8 billion – hereinafter – “the Discounted Amount”) (a discounted amount of about $1 billion). The Company will bear 80% and the Government will bear 20% of the cost of the Salt Harvesting Project, however the Government’s share will not exceed 20% of the Discounted Amount, linked to the CPI and bearing interest of 7%.

The agreement also stipulates an increase in the rate of the royalties from 5% to 10% of sales, for quantities of chloride potash ICL Dead Sea sells in excess of 1.5 million tons annually. This increase applies to sales starting January 1, 2012. In addition, in respect of the period January 1, 2010 through January 1, 2012, the Company agreed to an additional royalty charge, at the rate of 5%, only on annual sales exceeding 3.0 million tons. The agreement further provides that if legislation is enacted that changes the specific fiscal policy in connection with profits or royalties deriving from mining of quarries from the Dead Sea, the Company’s consent will not apply regarding an increase in the rate of royalties on the surplus quantities referred to above, commencing from the date on which additional tax is collected as stated in the legislation. On November 30, 2015, the Economic Efficiency Law was published, including the implementation of the Sheshinski recommendations, which address royalties and taxation of excess profits from Dead Sea minerals. The law entered into effect on January 1, 2016.See Note 23 to our audited financial.

Approval of each of the stages of the plan by the relevant dates set out in the project schedule is essential for continuation of ICL Dead Sea’ production process and delays could have an unfavorable impact on the process and, accordingly, could give rise to damage or losses.

In December 2015, National Infrastructures Plan 35A (“the Plan”), which includes the statutory infrastructure of the Salt Harvesting project in the evaporation ponds through, among other things, the construction of a new pumping station in the northern basin of the Dead Sea, was approved by the plenary National Infrastructures Committee. Following the above approval, in March 2016, the Government also approved the Plan.

Construction of the new partition in the middle of the dike surrounding Pond 5 was completed in 2014. The objective of this project is to minimize seepage from the dike. This project includes raising the dike by an additional meter.

The appearance of sinkholes, which is attributed mainly to the lowering of the water level of the Dead Sea, is increasing in the Dead Sea area. The receding level of the Dead Sea is not to be confused with the rise of the water level in Pond 5 discussed above, and the two seemingly contradictory phenomena are occurring simultaneously, as Pond 5 is located in the Southern Basin on a different plane than the main body of the sea lying to its north, necessitating a special pumping station to constantly feed the pond with water. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business-A new pumping station will be required due to the receding water level in the Northern Basin of the Dead Sea.” While the water level of Pond 5 is rising due to the accumulation of salt on its floor and the continuous pumping of water from the Northern Basin of the Dead Sea, the water level of the Northern Basin is receding. Most of the sinkholes caused by the receding level of the Dead Sea develop near the Northern Basin of the Sea, where there is little operation by our Fertilizers segment. Nonetheless, most of the sinkholes have appeared near the evaporation ponds and in other places in the ICL Dead Sea area. Development of a sinkhole under a dike could cause the dike to burst, causing loss of the solutions in the pond. Our Fertilizers segment is working to identify the development of these sinkholes in the area of the plant and along the dikes, and to fill them when they appear.

We own and operate a power station with a capacity of 110 megawatt, presently limited to about 60 megawatt due to environmental protection restrictions, which provides a significant part of the power used in our production plants at the Dead Sea. The balance is purchased from Israel Electric Company, a state-owned utility, and from OPC, a private producer of electricity that is a related party.

In June 2012, the Company entered into agreements regarding a project to construct a new cogeneration power station in Sodom, Israel (hereinafter—‘‘the Project’’). The power station is expected to have a production capacity of about 230 megawatt and about 330 tons of steam per hour, which will supply electricity and steam requirements for the production plants at Sodom site. The Company intends to operate the new power station concurrently with the existing power station, which will be operated on a partial basis in a “hot back-up” format to produce electricity and steam. The total electricity production in the short term will be 245 megawatt. The Company also intends to utilize its present gas contracts and thereafter to enter into new gas contracts in order to run the power station.

Construction of the project was expected to be completed in the second half of 2015. In 2015, the executing contractor (the Spanish Company “Abengoa”) experienced difficulties and pursuant to the decision of the Spanish court delivered in November 2015, it was granted protection from its creditors up to the end of the first quarter of 2016. The Company is examining the possibility of continuing execution of the construction work of the power station and completion thereof. In light of that stated, the Company expects to complete the project and to commence operation of the power station in the second half of 2016, with additional costs that are not material.

For details regarding the said contracts – see Note 23 to our audited financial statements.

Transport from the Company’s plant in the Dead Sea is by means of a conveyor belt from the plant to the railway in the direction of Ashdod port and from Highway 90 in the direction of Eilat port.

The Negev Desert

We currently operate large surface phosphate mining sites at Oron, Rotem and Zin in the Negev Desert. The Israeli Minister of National Infrastructures under the Israeli Mines Ordinance, through the Supervisor of Mines in his Office (the “Supervisor”), has decided to extend the area of the Rotem field concession (valid until the end of the 2021) so that it covers the Hatrurim field. The area of the Rotem concession has been so extended, and the matter has been transferred to the Israel Lands Authority (“ILA”) to deal with the extension of the area of the mining permit for the Rotem field, in line with the extension of the concession area.

The company is working to promote the plan for mining phosphates in Barir field (which is part of South Zohar) in the Negev Desert.

In December, 2015, the National Planning and Building Council approved the Policy Document Regarding Mining and Quarrying of Industrial Minerals (the "Policy Document"), which includes, among other things, a recommendation to permit phosphate mining, including at Barir field. The Policy Document that was approved will set the basis for preparation of a national outline plan (“the National Outline Plan”) for mining and quarrying by the National Planning and Building Council. Along with the approval of the Policy Document, the National Planning and Building Council ordered the Planning Administration to raise the matter of the order to prepare a detailed plan for Barir field (“the Barir Plan”) at one of its upcoming meetings. For a description of certain risks relating to receipt of a license for mining in the Barir Field – see ”Item 3. Key Information-D– Risk Factors”.

ICL’s mining activities are dependent on concessions, authorizations and permits granted by the governments of the countries in which the mines are located.

Each of these fields has a similar layered structure and geological composition, with the phosphate preserved as relatively narrow elongated bodies along the margins and within the axes of two northeast to southwest trending asymmetrical synclines (basins or trough-shaped folds in the rock layer whose upper components are younger than those below) or monoclines (step-like folds in the rock layer). Oron and Rotem lie within a single syncline to the northwest of the Zin syncline. The three deposits have been proved over extensive distances in terms of length (Rotem 10 kilometers, Oron 16 kilometers and Zin 22 kilometers) and width (4 kilometers each). They are all known to extend further in terms of length but are limited in operational size. The Campanian (Upper Cretaceous period) phosphate rock deposits of Israel are part of the Mediterranean phosphate belt extending from Turkey, through Jordan and Israel, and westward through Egypt, Tunisia and Morocco. We began operations at Oron in the 1950s, and at Rotem and Zin in the 1970s. These sites are accessible by road and rail. We have long-term leases to all the land on which our Israeli facilities are located and we operate under mining concessions and licenses granted to us by the Israeli Minister of National Infrastructures and by the ILA. See “Item 4. Information on the Company-B. Business Overview- “Concessions and Mining Rights” below.

If the National Planning and Building Council will approve the mining in the Barir Field, progress is expected with respect to the process of receipt of a mining license. If this situation does not come about, the future of the activities of the ICL Rotem Company will depend on its ability to mine and manufacture the downstream products from alternative phosphate sources, namely, brown phosphates and bituminous phosphates, which are essentially the only phosphate sources that are expected to become reserves in the near future. Currently, the reserve of bituminous phosphate (approximately 4.0 million tons at Zin) is being mined and used in a blending process with other phosphates having lower organic concentrations to produce fertilizer products. Over the past several years, the Company has been developing, and has even run a pilot and a manufacturing test, a process wherein after the improvement process (removal of the phosphorous from the material combined with it), there is an improvement of the phosphoric acid content from 25%–26% to 31%–32%, and a 50% reduction of the organic content, and now it may be used for production of high-quality phosphoric acid. Significant progress has also been made in adapting brown phosphates (the adaptation of which for manufacture of acid has been proven in the past by means of a thermal process) for manufacture of phosphoric acid: a successful pilot was held and as a result a facility test is planned.

The method of mining in the Negev is by conventional open pit or quarrying methods, using drilling and blasting, hydraulic excavators and rigid dump trucks or dozers with rippers for overburden removal and front-end loaders and trucks for mining phosphate. Each mine site has varying numbers and thicknesses of overburden, inter-burden and phosphate rock layers, so that the size of mining equipment is conformed to the sites. At Rotem, the mining of phosphate and stripping of waste is entirely conventional and consists of 190-metric ton trucks and 18 cubic meter bucket shovel operations. Oron and Zin sites use contractors for all operations, and equipment at these sites is smaller. Typically, the excavator bucket capacities are in the range of 3 to 7 cubic meters and the trucks have capacity of 45 to 65 metric tons.

Phosphate rock from the Rotem mine is transported by truck to a nearby beneficiation plant at Mishor Rotem. At that plant, we also operate two sulfuric acid plants, three green phosphoric acid plants, one white phosphoric acid plant, three superphosphate plants, two granular fertilizer plants, one MKP plant and one oil shale burning plant and production of electricity and steam. We also have beneficiation plants at both Oron and Zin. The product of the process is a high-grade, multi-purpose phosphate product, most of which is used to produce phosphoric acid and fertilizers. The rest of this material is sold to other phosphoric acid and fertilizer producers and some is sold for direct application as fertilizer.

The plant at Mishor Rotem is powered primarily by electricity that we generate at our sulfuric acid plants and by oil shale that we mine in Mishor Rotem. Any surplus power is sold to Israel Electric Company. All of the power utilized by the Oron and Zin beneficiation plants is purchased from OPC, a private, related-party producer of electricity.

The following table sets forth for the periods indicated the amount of our total mine production of raw ore in our mines in the Negev (and the relevant grade) supplied to our beneficiation plants:

	Year Ended December 31,
	2015	2014	2013
Millions of metric tons produced	9	7	6
Grade (% P2O5 before/after beneficiation)	32/26	32/26	32/26

The following table sets forth (for the three years ended December 31, 2015, 2014, and 2013) the approximate amounts of product produced after processing by our operations in the Negev Desert:

	Year Ended December 31,
	2015	2014	2013
	(thousands of metric tons)
Phosphate Rock	3,538	3,357	3,578
Green Phosphoric Acid	600	475	535
Fertilizers	641	729	897
White Phosphoric Acid	153	121	139
MKP	52	48	47

Spain

The Company’s potash mining operations in Spain are carried out by ICL Iberia (IBP) (a wholly-owned subsidiary of the Company) through Trafico de Mercancias (a wholly-owned subsidiary of ICL Iberia). As at the date of this Annual Report, there are three underground potash mines that make up ICL Iberia’s complex: Suria, Cabanasas and Vilafruns. The Company operates two mines, the Cabanasas mine, which is located in the town of Suria, approximately 12 kilometers north of the district capital of Manresa in the Cardoner river valley, and the Vilafruns mine, which is located in the town of Sallent, approximately 13 kilometers east of Suria in the Llobregat river valley. The third mine in Suria is inactive. In addition, the Vilafruns mine is expected to be closed by the middle of 2017. In November 2015, ICL Iberia and the Government of Catalonia signed a cooperation agreement memorandum of understanding that defines ICL Iberia’s activities in the country as preferential activities and the potash industry as a public strategic interest. The purpose of the agreement is to arrange all the mining activities, including environmental protection and support for the matter of regulation, transportation and infrastructures. Furthermore, the agreement relates to the matter of ICL Iberia’s obligation to remove the salt pile on the Sallent site, including completion of the restoration plan of the site, all of which is to be completed no later than 2070 (the removal of the salt pile should be completed by 2065). See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Spain Mining License Matters.” As part of the expansion plan in Spain on the Suria site, production of potash at the Cabanasas mine is expected to increase up to approximately 0.8 million tons per annum when production at the Vilafruns mine ceases and is expected to reach approximately 1.1 million tons per annum (double current levels produced in the Cabanasas mine) two years after production at Vilafruns ceases, and in the third stage mining of the potash is expected to increase up to about 1.3 million tons per year in the future. We own all of the land on which our Spanish surface facilities are located. See Item 4. Information on the Company—B. Business Overview—Segment Information—Fertilizers—Production.” The Spanish government owns all of the underground mining rights and has granted to us concessions to conduct mining operations under our land. See “– Concessions and Mining Rights — Spain” below.

The Cabanasas and Vilafruns mines are both in the province of Barcelona and are located approximately 530 to 900 meters below ground. Each mine has two access points and mining is by a modified room and pillar method. All of the mine sites are served by roads and are near major highways.

Extraction of potash from underground mines in Spain is carried out by mining sylvinite (a mixture of potash and salt found in varying potash concentrations). The potash is separated from the salt in production plants near the mines. For a description of our efficiency plan at ICL Iberia (IBP), see “Item 4. Information on the Company—B. Business Overview—Segment Information—Fertilizers—Production.”

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

We own and operate two processing plants, one in Suria and one in Sallent. The operations at these plants include crushing, grinding, desliming, froth flotation and drying. All of the power utilized by our Spanish mining operations is purchased from third-party electric companies.

The following table sets forth, the quantities and grades of the potash ore extracted from the mines and processed in the plants in Spain, for the three years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
	2015	2014	2013
Sallent
Ore processed (in millions of metric tons)	2	2	2
Grade (% KCl)	23%	23%	23%
Suria
Ore processed (in millions of metric tons) )	2	2	2
Grade (% KCl)	26%	25%	27%
Total
Ore processed (in millions of metric tons)	4	4	4

United Kingdom

Our mining operations in the United Kingdom are conducted by our wholly owned subsidiary, ICL UK. Our mine and processing plant is located approximately 340 kilometers north of London and approximately 40 kilometers east of Middlesbrough, England in the North York Moors National Park. The mine was originally designed, developed and operated by Imperial Chemical Industries and Charter Consolidated and the first potash was extracted in 1973. We purchased the mine, including mining leases and mineral extraction licenses, in 2002 from the then-owner, Anglo American Corporation.

Our mining operations in the United Kingdom are conducted both under land and under the North Sea. Mining operations are conducted at depths of as much as 1,300 meters below ground onshore and 850 meters below the surface of the North Sea. The operations under the North Sea are currently conducted as far as 14.5 kilometers offshore. Although we own the land on which our minehead and related surface operations are conducted, substantially all of our United Kingdom subsurface operations are conducted either under land that we do not own or under the North Sea, which we also do not own. We have the right to conduct our mining operations pursuant to the mining leases and mineral extraction licenses described below. See “Item 4 Information on the Company—D. Property, Plants and Equipment—Concessions and Mining Rights” below. Extraction of potash from underground mines in the United Kingdom is carried out by mining sylvinite (a mixture of potash and salt found in varying potash concentrations). The potash is separated from the salt and from insoluble materials in processing plants located near the mines.

Our United Kingdom mining operations are situated close to the western limits of potash and salt deposition in the Zechstein Basin extending inland in the United Kingdom and below the North Sea to Germany. The potash seam is of the Permian Evaporite Series and is overlain by some 800 meters to 1,300 meters of younger sedimentary rocks. The potash seam averages 7 meters in thickness but varies from zero to more than 20 meters in thickness. An approximately 11-meter-thick polysulphate layer exists approximately 150 meters below the potash deposits. ICL UK has evaluated the potential of this polysulphate as a separate resource, and completed an access decline into the polysulphate bed in 2010 from one of their main salt roadways. Commencing from 2012, the Company sells the product in commercial quantities.

Our United Kingdom mine has been extensively explored using a combination of surface (sparse) and underground drilling. The underground long hole (horizontal) drilling and 3 D seismic (offshore) surveys are used to delinate areas of minerals well in advance of mining. The mine is accessed by two vertical shafts. One shaft hoists potash and salt and the other provides service access. Mining currently takes place in two discrete areas. Mining is by continuous miners with shuttle cars and by a modified room and pillar method. The mine has been designated as a “gassy” mine, containing methane gas. Supply of the electricity to the Company’s mining operations in the United Kingdom is powered primarily by electricity purchased by the local electricity company. There is also a power plant on the site that converts gas into electricity and supplements the electricity supply required for execution of the mining operations.

Our raw material processing operations include crushing, desliming, grinding, froth flotation and drying. The plant was built in 1971 and is properly maintained on an ongoing basis in order to preserve the existing production capacity.

The following table sets forth, the quantities and grades of the potash ore extracted from the mine in the United Kingdom and the insoluble clay minerals, for the three years ended December 31, 2015, 2014 and 2013.

	Year Ended December 31,
	2015	2014	2013
Potash Ore (millions of metric tons)	3	3	2
Grade (% KCl)	33%	32%	31%
Grade (% insoluble)	13%	15%	13%

China

YPH JV operates a mining site named Haikou (the “Haikou Mine”) that is located alongside the Haikou Town, in the Xishan district, proximate to Kunming. YPH JV also holds a concession for mining phosphates in an additional mine named Baitacun (the “Baitacun Mine”), which is located several kilometers from the Haikou Mine, wherein the mining activities have not yet commenced. As of the date hereof, the access to these mines by means of a network of roads. The production capability of YPH JV is approximately 2.5 million tonnes per year.

The Haikou Mine is spread over 9.6 square kilometers and the Baitacun Mine is spread over 3.08 square kilometers.

The Haikou Mine is split into 4 areas. The phosphate sources in areas 1 and 2 have been almost fully depleted. The mining in area 3 began in 2015 and the mining activities in area 4 are scheduled to start in 2018.

The phosphates are situated in two layers – an upper layer and a lower layer. The thickness of the upper layer is about 7 meters while the thickness of the lower layer is about 4 meters on average. The mining is executed based on layers, in accordance with the quality thereof. In every layer, 3 quality categories are defined, which requires precision mining that is accomplished through use of relatively small mining tools. The phosphate is covered by hard rock layers that require blasting, except for the upper ground level, which is removed and used for restoration of the mined areas. The phosphate layers are also hard and require blasting.

The mining in the Haikou Mine is via open mining using conventional methods by means of drilling and blasting, hydraulic cranes, mining trucks and tractors for mining phosphates.

In the first stage: mining of the upper ground level is performed, which is then stored or spread out over mined areas for purposes of restoration. In the second stage: the upper overburden level is removed. In the third stage: mining of the phosphate is performed by drilling and blasting of every layer separately (between which an intermediary overburden layer exists having a thickness of 11 meters) and it is loaded on trucks.

Based on the topography of the region, the mining is performed through use of small mining tools, trucks with a capacity of 40 tons and cranes have a shovel volume of 3 to 6 cubic meters. Use of large trucks will only be possible if a modern transport road is built.

Close to the Haikou Mine there are 2 enrichment plants. These facilities are accessible by road. The output of these facilities is designated for the acid production plants of Yunnan Three Circles Chemical Co. Ltd., a fully owned subsidiary of YPH JV (“3C”). 3C has a production site for acids and fertilizers, including five sulfuric acid factories, three green phosphoric acid factories, one factory for manufacture of technical grade white phosphoric acid and six fertilizer factories of different types. The site is located several kilometers from the Haikou Mine. Access to the site is also by road.

Mining activities have not yet commenced on the Baitacun Mine. The geological survey was conducted by the Chinese government and the area is ready for planning of the mining operations. However, since the ratio of the overburden material to the phosphates in this area is high, the mining operations, to the extent they are ultimately commenced, will be postponed to later stages.

Ethiopia

The Company holds a potash mining license for the Danakhil mine in the Afar region in Northeast Ethiopia, held by Allana Afar through the acquisition of Allana, which was granted on October 8, 2013 by the Ministry of Mines in Ethiopia. The mining license is valid for a period of 20 years and may be renewed for an additional period of 10 years each.

Pursuant to the mining agreement, Allana Afar was required to complete the development stage and start the production stage no later than October 8, 2015 (within two years from the effective date of the mining license). As at the date of the report, Allana Afar had not yet completed the development stage and, therefore, the Government of Ethiopia related to the application submitted by the Company for the transfer of the mining license. The Company is holding discussions with the Government of Ethiopia for purposes of transferring the mining license to a newly established company and extending the development period in light of the Company's takeover of Allana, which can result to additional payments. In the Company's estimation, an arrangement will be reached with the Ethiopian authorities for extension of the development period.

The Company is currently in the early stages of researching the project’s feasibility and technical and operating requirements. There are currently no mining operations at the Danakhil site, and the exploration process is still ongoing. The proposed development at the Danakhil site is exploratory in nature and the property is without known proven (measured) or probably (indicated) reserves. See “Item 4 Information on the Company—B. Business Overview—Segment Information—Production”.

Concessions and Mining Rights

Israel

ICL Dead Sea Ltd. Concession. Pursuant to the Dead Sea Concession Law, 1961 (hereinafter – “the Concession Law”), as amended in 1986, and the Concession Deed attached as an addendum to the concession law, ICL Dead Sea was granted a concession to utilize the resources of the Dead Sea and to lease the land required for its plants in Sodom for a period that is expected to end on March 31, 2030, accompanied by a priority right to receive the concession after its expiration, should the Government wish to offer a new concession. In exchange for the concession, ICL Dead Sea pays royalties to the Israeli government, calculated at the rate of about 5% of the value of the products at the factory gate, less certain expenses. In addition, ICL Dead Sea pays the Israel Lands Authority (ILA) lease fees for the leased land as such land is defined in the Concession Deed. The amount of the payment and its updating mechanism were stipulated in an agreement signed by the ILA (formerly – the Israel Lands Administration) in 1975.

As for the royalties payment by ICL Dead Sea, the State of Israel was permitted to demand a re-evaluation of royalties rate relating to the quantity in excess of three million tons of potash manufactured in any year from 2010 and thereafter, provided the rate of the royalties with respect to such excess does not exceed 10% of the value of the product at the factory gate, less certain expenses. As part of the agreement with the State of Israel signed in July 2012, regarding performance of a harvest of the salt, it was also agreed with the Government to increase the rate of the royalties to 10% (in place of 5%) in respect of sales of potash from the dead sea in excess of 1.5 million tons per year. In addition, according to the Salt Harvesting agreement, if legislation is enacted that changes the specific fiscal policy in connection with profits or royalties deriving from mining of quarries from the Dead Sea, the Company’s consent will not apply regarding an increase in the rate of royalties on the surplus quantities referred to above, commencing from the date on which additional tax is collected as stated in the legislation. On November 30, 2015, the Economic Efficiency Law was published, including the implementation of the Sheshinski recommendations, which address royalties and taxation of excess profits from Dead Sea minerals. The law entered into effect on January 1, 2016. For further details see Note 23 to the Company’s financial statements.

ICL Dead Sea grants a sub-concession to Dead Sea Bromine Company Ltd. (“Dead Sea Bromine Company”) to produce bromine and its compounds from the Dead Sea, the expiration date of which is concurrent with ICL Dead Sea’ concession. We pay royalties to the Israeli government on products manufactured by the Dead Sea Bromine Company. In addition, there is an arrangement relating to payment of royalties by Dead Sea Magnesium for production of magnesium metals by virtue of a specific arrangement with the State of Israel provided in the Israeli government’s decision dated September 5, 1993. Pursuant to the arrangement, royalties are paid by Dead Sea Magnesium on the basis of carnallite used for production of magnesium. The arrangement with Dead Sea Magnesium provides that during 2006 the State may demand a reconsideration in connection with the amount of the royalties and the method or their calculation for 2007 and thereafter. The State’s demand for reconsideration, as stated, was first received at the end of 2010, and the matter is presently in an arbitration proceeding, as described below. In 2006, a letter was received from the then Accountant General of the Israeli Ministry of Finance, claiming an underpayment of royalties amounting to hundreds of millions of shekels. Pursuant to the concession, disputes between the parties relating to the concession, including royalties are to be decided by an arbitration panel of three arbitrators (each side appoints an arbitrator and these two appoint the third arbitrator). For additional details regarding the arbitration proceeding and the provision recorded by the Company in 2014 and 2015 stemming from the partial arbitration decision – see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

In 2013, 2014 and 2015, ICL Dead Sea paid royalties to the Israeli government in the amount of approximately $110 million, $84 million, and $97 million, respectively. In addition, during 2015, the Company paid the provision, in the amount of approximately $152 million, in respect of royalties relating to prior periods.

Rotem Concession. ICL Rotem has been mining phosphates in the Negev in Israel for over fifty years. The mining is conducted in accordance with phosphate mining concessions, which are granted from time to time by the Minister for National Infrastructures under the Israeli Mines Ordinance by the Supervisor of Mines in the Ministry, accompanied by mining authorizations issued by the ILA. The Oron concession was first granted in 1952. The Zin concession was first granted in 1970 as part of the Oron concession and the joint concession was subsequently renamed Zafir. The Zafir concession (consisting of both the Oron and Zin concessions) was renewed every 3 years and in 1995, it was renewed for 10 years and in 2002, it was renewed until 2021. The Rotem concession was first granted in 1970 and it was also renewed in 1995 for 10 years and in 2002, it was renewed until 2021. There is no express tender process under the Mines Ordinance for every reserve certificate, and up to now no phosphate mining rights have been provided for a competitive process, however a legislative change from the end of 2015 regarding royalties mentions the possibility of providing a mining right for a competitive process. Given the high cost of constructing downstream processing facilities (which any other bidder would need to construct near the fields), we have not faced competition for these concessions in the past. The concessions relate to the quarry (phosphate rock) whereas the other authorizations relate to use of land as active mine sites.

Under the terms of these concessions, ICL Rotem is required to pay the State of Israel royalties based on a formula stipulated in the Israeli Mines Ordinance. The formula for the royalties was updated in February 2010 as part of a compromise agreement that settled all the disputes regarding past royalties and formulas for future royalties. On January 1, 2016, a legislative amendment entered into effect that changed the format for calculating the royalties, increased the rates from 2% to 5% of the value of the mineral, and left the Supervisor of Mines the possibility of collecting royalties in a higher amount, if he decided to grant a mining right in a competitive process wherein one of the selection indices is the amount of the royalties.

ICL Rotem has the following three mining concessions, which cover a total area of approximately 55,327 acres:

1. Rotem Field — valid up to the end of 2021;

2. Zafir Field — (Oron-Zin) — valid up to the end of 2021;

3. Hatrurim Field — as noted, the Supervisor of mines has decided to extend the area of the Rotem field concession so that it covers the Hatrurim Field. The matter has been transferred to the ILA to deal with the extension of the area of the mining permit for the Rotem Field, in line with the extension of the concession area.

In September 2012, a committee was set up by the Director General of the Israeli Ministry of Energy and Water, to examine the phosphates sector in order to look into the use of the phosphate resource in Israel.

The committee published its recommendations and, among other things, recommended to examine the possibility of imposing certain restrictions on the manner of the mining and utilization of the phosphates, and also recommended to approve mining in additional fields, such as, the Barir field.

As at the date of this Annual Report, no operative decisions had been made based on the committee’s recommendations.

The mining and quarrying activities require zoning approval for the area based on a plan in accordance with the Planning and Building Law, 1965. These plans are updated, as necessary, from time to time. As at the date of Annual Report, various requests are in different stages of deliberation before the planning authorities.

At the end of 2009, according to the recommendation of a team accompanying preparation of a new site plan for the Zin-Oron area in Israel, the Local District Board approved extension of the execution stages of the site plan from 1991, which zones the Zafir site (Zin-Oron) for mining up to the end of 2013. In September 2013, the Local District Board approved extension of additional stages up to the end of 2015.

In August 2015, the District Committee decided to deposit a new mining plan for the Zin-Oron area, and also decided to further extend the stages for the plan in effect up to the end of 2016, in order to provide a plan framework for the work being performed on the area for a period of time intended for completion of the required processes for deposit of the new plan and its actual approval.

In terms of particular conditions that our ICL Rotem subsidiary must meet in order to retain the concessions, we must comply with various reporting requirements in addition to the payment of royalties.

The company is working to promote the plan for mining phosphates in Barir field (which is part of Zohar South) in the Negev Desert.

In December 2015, the National Planning and Building Council approved the Policy Document Regarding Mining and Quarrying of Industrial Minerals (the "Policy Document"), which includes, among other things, a recommendation to permit phosphate mining, including at Barir field. The Policy Document that was approved will set the basis for preparation of a national outline plan (“the National Outline Plan”) for mining and quarrying to also be approved by the National Planning and Building Council. Along with the approval of the Policy Document, the National Planning and Building Council ordered the Planning Administration to raise the matter of the order to prepare a detailed plan for Barir field (“the Barir Plan”) at one of its upcoming meetings.

The National Planning and Building Council instructed the Planning Administration to bring up for discussion, at one of its upcoming meetings, the detailed National Site Plan for the Barir field mining site.

In addition, in February 2016 the municipality of Arad, together with several other plaintiffs, including, among others, residents of the town Arad, the communities and Bedouin villages surrounding the area, filed a motion with the Israeli High Court of Justice against the approval of the Policy Document to authorize phosphate mining in the South Zohar area due to their fear from environmental and health dangers. The Company believes that the mining activities in Barir field do not involve any risks to the environment or to people. There is no certainty that the National Outline Plan and the Barir Plan will be approved at all or as will be submitted, in light of the opposing position of the Health Ministry, among others. Moreover, there is no certainty regarding the timelines for the submission of the Plans, the approval thereof or of further developments with respect to Barir field.

If mining approval is not received for the Barir field, this will significantly impact the Group’s future mining reserves in the medium and long term.

In 2015, 2014 and 2013, Rotem paid royalties to Israeli government in the amounts of approximately $3.5 million, $3 million and $4 million, respectively.

The Law for Taxation of Profits from Natural Resources (Israel)

On November 30, 2015, the Knesset passed the Law for Taxation of Profits from Natural Resources (hereinafter – "the Law"), which entered into effect on January 1, 2016, except with respect to ICL Dead Sea where the effective date is January 1, 2017. For the highlights of the Law, see “Item 10. Additional Information—E. Taxation.”

The net impact of the legislation on the Company’s annual profits in future years will depend to a significant extent on the prices of potash that will prevail at the time and their impact on the profitability.

In August 2015, the Minister of Finance appointed a team for “the establishment of the governmental activities to be conducted towards the end of the concession period”. In September 2015, the team published a request for comments of the public regarding positions and viewpoints in connection with the end of the concession, which are to be submitted by the end of March 2016.

The team is expected to submit its recommendations to the Minister of Finance by May 2016. There is no certainty as to what the recommendations of this committee will be with regard to the procedures that the government will undertake in connection with the existing concession and as to the manner in which future mining rights will be granted.

According to the Concession Law, ICL has a right of first offer in the event that following the expiration of the current concession, the government would offer new concession rights to a third party.

The Minister of Finance also appointed a second team designated to establish certainty regarding the manner in which, according to the current Concession, the replacement value of ICL Dead Sea’s tangible assets will be calculated at the end of the concession period in the event such assets are to be returned to the government. The actual calculation will be executed only in 2030. This team was expected to submit its recommendations to the Minister of Finance by March 2015.

There is no certainty as to what the recommendations of this team will be with regards to the above mentioned and as to whenever they are expected to be submitted.

In August 2014, after publication of the interim conclusions of the Committee, the Company’s Board of Directors examined the economic viability of continuation and expansion of the production of certain products, including potash, metal magnesium, bromine compounds and downstream phosphate products. In light of the Committee’s final recommendations, and their approval by the Social-Economic Cabinet in November 2014, the Company’s Board of Directors adopted the following decisions, further to decisions it had adopted in August 2014 – briefly:

Cancellation and reconsideration of investments – to cancel the Company’s investments in Israel, mainly for the increase of the production capacity of potash, which had been approved as part the long term plan, in the amount of approximately $750 million, and to reexamine the economic expediency of additional investments in the amount of approximately $1 billion;

Bromine Compounds – to formulate and implement an efficiency plan designed to significantly improve the profitability of Bromine Compounds Company, which belongs to the Industrial Products segment. This plan is required due to the continuing erosion of profits on bromine compounds as a result of the decline in demand for flame retardants, slow structural growth in the world market, a drop in prices, and strengthening of the shekel, compounded by the significant recent developments related to the partial arbitration decision with respect to royalties on sales of downstream products, including bromine compounds, and the possibility that the Committee’s final recommendations will be adopted and enacted into legislation (which eventually occurred). Company management formulated a plan, as stated, and has already commenced its implementation. The plan includes reduction of labor and other costs in the Bromine Compounds Company. There is no certainty that the plan will achieve its goals, due to various factors, including the situation of the market, competition, regulation, labor relations and/or any of the risk factors characterizing the Company’s activities, as noted in the “Risk Factors” section of this report. For additional details – see “Item 6. Directors, Senior Management and Employees—D. Employees.”

The Magnesium Plant – to make preparations for closure of our magnesium plant at the Dead Sea, commencing January 1, 2017, to the extent the discussions with the State of Israel regarding the tax and royalties issues will not support the continuation of the activities of the magnesium plant. The main economic justification for continuation of the activities of the magnesium plant at the Dead Sea stems from the plant’s synergies with our other facilities in Sodom, which provide it with, and receive from it, raw materials (the “Synergies”). The net value of the Synergies has declined due to the increase in the tax burden on production from natural resources in Israel that have already been implemented. As a result of the increased tax burden, as noted above, the Company stopped all investments in the magnesium plant (that are not investments required by law). On November 11, 2015, the Company’s Board of Directors decided to postpone for one year the decision with respect to the continued operation of the magnesium plant until final clarification of the tax effects, royalties, and cost of participation in the management services of the electricity system that are expected to be imposed on the plant. The sales of magnesium in 2015 amounted to approximately $121 million, the magnesium company incurred an operating loss in this year of approximately $8 million, the net property, plant and equipment of the magnesium company as at December 31, 2015 was approximately $40 million and the depreciation expenses in 2015 amounted to approximately $7 million.

Spain

The Spanish government owns all of the underground mining rights and has granted us concessions to conduct mining operations under our land pursuant to mining legislation enacted in 1973 and related regulations. The mining permits (or concessions) in Spain are administrated by the regional governments (in Catalonia, the Generalitat), except those special reserved areas that are still administered by the Spanish central government. There are several such areas in Spain, including Reserva Catalana. ICL Iberia (IBP) owns 126 mining concessions. Two separate and independent processes of paying fees and renewals are thus involved.

Originally, the concessions were divided among several mining companies in the area. However, as companies were acquired or relinquished their concessions, ICL Iberia (IBP) obtained these concessions. As a result, ICL Iberia (IBP) now holds mining concessions for each of 126 different relevant sites for our current and potential future mining activities. As part of the renewal process, we must prepare and present a basic technical report describing the intended use of the mines. The concessions cover a total area of 42,489 hectares in the province of Barcelona and 26,809 hectares in the province of Lerida. The mining royalties in 2015 amounted to approximately €170 thousand.

Regarding “Reserva Catalana”, an additional site wherein mining has not yet been commenced, it was clarified that in 2007 a process was commenced for extension of the concession period, which ended in 2012, for an additional 30 years. In light of the changeover of the governments in Spain, the administrative processes of the National Mining Authority with respect to extending the concession period have not yet been completed. As at the date of this Annual Report, ICL Iberia is in the process of renewing the rights. According to the Spanish authorities, the concession period is valid until a final decision is made regarding renewal of the concession period.

ICL Iberia (IBP) has applied well in advance for concessions for the mining areas. As at the date of this Annual Report, ICL Iberia (IBP) has not had any serious difficulties in renewing those leases in the past. The earliest renewal required for any of the 126 existing relevant concessions will be in 2037, and most of the concessions are effective up to 2067. The length of the planned life of the Cabanasas mine, given the first stage and the second stage of the expansion plan, is 23 years. As is required by law, the concessions must be renewed prior to the expiration date. If a concession were to expire for some reason, a bidding process would start.

United Kingdom

United Kingdom Mining Concession. ICL UK’s (CPL) mining concession in the United Kingdom is based on approximately 114 mining leases and licenses for extracting various minerals, in addition to numerous easements and rights of way from private owners of land under which ICL UK operates or, in the case of mining underneath the North Sea, granted by the United Kingdom (Crown Estates). These mining rights total approximately 92,340 acres. Most of the terms of all of these leases, licenses, easements and rights of way are valid up to 2038, with a small part being valid up to 2020. In 2015, mining royalties amounted to about £3 million ($5 million).

All of ICL UK's older lease agreements (about 74 agreements) were signed for a period of 50 years in the 1970s of the 20th century, so most of these run until the early to mid-2020s, except for the leases with the Crown Commissioners (Crown Estates) for the offshore rights in the North Sea, which were recently renewed and expire in 2035. The lease with the Crown Commissioners includes provisions to explore and exploit the polysulphate mineral. Our recently acquired leases (about 40 agreements) were obtained in the late 1990s and early 2000s, and they all have a 35-year lease period with a 35-year option to extend the lease. For purposes of signing the lease agreements, ICL UK used local solicitors and contacted the individual landowners. Renewal of the onshore lease currently covering about 18% of reserves area at our mine in the United Kingdom was extended to the end of 2020 (one large lease is involved). Historically, the renewal of leases has not been problematic and we believe that we have or will receive all government approvals and permits necessary for our reserves in the United Kingdom. In the Company’s estimation, there is no competition for mineral leases because ICL UK has already secured the planning permission (“Planning Permission”) for potash and rock-salt extraction in the area and has all the necessary government approvals and permits for mineral extraction. Planning permission, which is granted by local authorities in the United Kingdom, is the permission required in order to be allowed to build on land or change the use of land or buildings. In the past, when leases expired, there has been no interest from other companies and there is no competitive bidding. ICL UK has a preferential right to renew the leases as it has the Planning Permission to extract potash-bearing minerals. The entities involved in renewing or obtaining new leases are ICL UK, local solicitors and individual landowners who own the mineral rights, as described above. The particular conditions that must be met in order to retain the leases are payment of annual fees and a royalty payment for minerals extracted from the property to the landowner.

Several small areas remain with no mining lease as these are areas where either the mineral owners have refused to grant a lease or mineral ownership is in many small patches having a number of different owners. However, none of these has a significant impact on exploration or development and at the date of the report, there are no plans to pursue them in the future.

ICL UK currently has long-term mineral lease agreements covering more than 70% of the area. Based on past experience, we are confident that we will be able to obtain the remainder of the resource and reserve leases, if necessary. In addition, historically no competition is anticipated in obtaining mineral lease agreements for potash mineral leases and our few failures to obtain leases in the past have been limited to very small leases that can easily be circumvented during mining. The small area of leases that ICL UK does not have involve situations where the individual landowners have refused to sign mineral leases and no other party has been granted a lease.

United Kingdom Concession. A subsidiary in the United Kingdom, in our Fertilizers segment, mines peat, which constitutes a raw material for production of professional grade growing media. Our mines in the United Kingdom (Nutberry and Douglas Water) are owned by the Company, whereas Creca is held under a long-term lease. The mining permits were granted through the year 2024. The mining permits are granted by the local authorities and are renewed after a review by the local authorities. The last time the mining permit at Creca was renewed was in 2010 (for a period of 14 years up to the end of 2024) while the mining permits in Nutberry and Douglas Water were recently renewed in 2014 (for a period of 10 years up to the end of 2024).

China

YPH JV holds two phosphate mining licenses that were issued in July 2015 by the Division of Land and Resources of the Yunnan district in China, with reference to the Haikou Mine, which is valid up to January 2043 and the Baitacun Mine, which is valid up to November 2018 (the “Haikou License” and the “Baitacun License”, respectively).

Acquisition of the Mining Rights

The mining right of Haikou Mine was previously owned by YPC. According to the Mining Concession Grant Contract of Haikou Mine entered into by and between YPC and the Land and Resources Department of Yunnan Province (together with its local equivalents, “Resources Department”) in November 2012, the total price to be paid to the Resources Department in consideration for the mining concession of Haikou mine was RMB 163,378,400 which has been paid in full (not including mineral resources compensation fees and other charges required by applicable PRC laws).

The mining right of Baitacun Mine was previously owned by YPC as well. However, YPC did not enter into a concession agreement with respect to the mining concession of Baitacun Mine since the Baitacun mining right was obtained by YPC before the relevant PRC laws requiring the Resources Department to sign such agreements were published.

As part of the formation of YPH JV, in October 2015, the mining rights related to Haikou Mine and Baitacun Mine were transferred to YPH JV.

Renewal of Mining License

To retain the Haikou Mine and Baitacun Mine licenses, YPH JV has to comply with the provisions of the relevant Chinese laws and regulations regarding mining activities. In particular, YPH JV has to conduct annual check with regard to its mining licenses. The items to be examined in the annual check mainly include: whether the taxes, fees, premiums relating to the mining license and mining activities conducted by a company have been paid in full; whether the annual reserve report (as applicable) have been submitted; whether various mining parameters have met the standards required by law; whether land reclamation has been conducted, whether there are any penalties imposed on the company or violation of laws by the company, etc.

To renew the Haikou Mine and Baitacun Mine, YPH JV has to submit the renewal application to the Resources Department 30 days prior to the expiry of the applicable mining license. The Resources Department will consider the following factors when reviewing a renewal application: (i) whether YPH JV needs to continue to develop in the area; (ii) whether there is a dispute over the relevant mining right; (iii) whether proper fees and taxes have been paid in full, and whether YPH JV has conducted mining in violation of the law; (iv) whether the original mining right is legally defective; and (v) other conditions as the authorities require.

To renew a mining license, among other application documents, it is important to provide two written documents for the Resources Department to approve the renewal application: (i) annual check report for the mining license; (ii) mineral resources reserves verification report or other reports of similar nature to indicate that there are still reserves in the mine.

Additional Payments

In respect of the mining rights, YPH JV is required to pay the authorities a “Mineral Resources Compensation Fee” at the rate of 2% of YPH JV’s sales revenue of rock phosphate mined from Haikou Mine and the Baitacun Mine. In addition, YPH JV is required to pay a “Resource Tax”, which at the present time stands as 15 yuan per tonne of YPH JV’s sale volume of rock phosphate mined from the Haikou Mine and the Baitacun Mine.

Grant of Mining Rights to Lindu

According to a statement issued by YPC on February 29 ,2016, YPC entered in 2010 into agreements with the local authority of Jinning County, Yunnan Province and Jinning Lindu Mining Development and Construction Co., Ltd. (“Lindu”), according to which, Lindu can mine up to two million tons of phosphate rock from a certain area of 621 mǔ (equivalent to 0.414 square kilometer), within the area of the Haikou Mine (the “Daqing Area”) and sell such phosphate rock to any third party at its own discretion. However, as of the date of such statement, YPC believes that Lindu has not conducted any mining or sale according to such agreements. Prior to the formation of YPH JV, YPC proposed to the relevant local authority of Jinning County and Lindu Company to swap the rights granted to Lindu in the Daqing Area with another area which is not a part of the Haikou Mine and have Lindu Company mine in that area, so as to ensure that the interest of YPH JV would not be affected by the mining and sale conducted by Lindu Company. However, due to personnel changes in the relevant local authority of Jinning County and Lindu Company, the negotiation is still on-going. YPC undertakes to continue to promote the negotiation, so as to ensure that YPH JV’s mining right in the Haikou Mine will not be adversely affected by the above-mentioned arrangements regarding Lindu’s mining rights within the Daqing Area.

Ethiopia

The Company holds a potash mining license for the Danakhil mine in the Afar region in Northeast Ethiopia, held by Allana Afar through the acquisition of Allana, which was granted on October 8, 2013 by the Ministry of Mines in Ethiopia. The mining license is valid for a period of 20 years and may be renewed for an additional period of 10 years each.

Pursuant to the mining agreement, Allana Afar was required to complete the development stage and start the production stage no later than October 8, 2015 (within two years from the effective date of the mining license). As at the date of this Annual Report, the development stage had not yet been completed and, therefore, the Government of Ethiopia may revoke the mining license. The Company is holding discussions with the Government of Ethiopia related to the application submitted by the Company for the transfer of the mining license to a newly established company and extending the development period in light of the Company's takeover of Allana, which can result to additional payments. In the Company's estimation, an arrangement will be reached with the Ethiopian authorities for extension of the development period.

Allana commenced exploration activities in the Danakhil Depression in 2008, having acquired exploration licenses for Potash and Related Salt Minerals from the Ministry of Mines. Based on historical data, available at the archives of the Ministry of Mines in Addis Ababa, a Preliminary Resource Assessment Study (PRAS) was completed. The Company is currently researching the project’s feasibility and technical and operating requirements, and initial work has begun on preparing the site for further construction. Although our development program is still in the exploratory stage, we estimate that production will commence in 2020, and we may focus on SOP with a small amount of MOP. However, there are currently no mining operations at the Danakhil site, and the exploration process and finalization of the development program are still ongoing. The proposed development at the Danakhil site is still in its early stages, and is planned to consist of a potash mining operation and related processing and support facilities. The property is without known proven (measured) or probably (indicated) reserves. See “Item 4. Information on the Company—B. Business Overview Segment Information—Production.”, ”Item 4 Information on the Company—B. Business Overview—Mineral Extraction and Mining Operations” above and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business.”

Reserves

We believe we have a broad and high-quality mineral reserves base due to our strategically located mines and facilities. “Reserves” are defined by SEC Industry Guide 7 as that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserves determination. Industry Guide 7 divides reserves between “proven (measured) reserves” and “probable (indicated) reserves,” which are defined as follows:

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

Israel

The following table sets forth information regarding our estimates of our phosphate reserves in Israel (all of which are wholly owned by us) as of December 31, 2015:

	Category	White Phosphate	Low Organic Phosphate	High Organic Phosphate	Bituminous Phosphate	Recoverable Reserves	Average Grade
		(millions of metric tons)					(% P2O5)
Rotem	Proven	—	14	—	—	14	26%
Zin	Proven	—	17	15	4	36	25%
Oron	Proven	19	6	—	—	25	24%
Total (Proven )		19	37	15	4	75

In determining these reserves, a cut-off grade of 20% to 25% P2O5 was applied, depending on the processing characteristics of the phosphate rock and the existing process. The cut-off grade differs for each mine in accordance with the beneficiation process: a cut-off grade of 20% P2O5 was applied at Oron, a cut-off grade of 23% P2O5 was applied at Zin, and a cut-off grade of 25% P2O5 was applied at Rotem. The cut-off grade for Oron is lower because ICL Rotem has the appropriate beneficiation process for chalk phosphate, which characterizes the white phosphate and therefore, the flotation process is extremely efficient. The cut-off grade for the Rotem mine is higher because the beneficiation process there has a limited grinding and flotation system, and only medium to high grade phosphate can be fed (which is appropriate for the existing reserves at Rotem). The cut-off grade for Zin is slightly higher than that of Oron because of the presence of marl and clay that reduces the efficiency of the flotation system at that mine. The parameters used in determining the cut-off grade took into account the geology (continuity, structure), mining method, mining dilution, plant utilization / metallurgical processing factors, technical feasibility, operating costs, and historical and current product prices. The parameters employed in the calculation are as follows: on-site tons (multiplying area by layer thickness and phosphate density); recoverable tons (tons of mineral which can be mined, taking into account mining dilution); mineable tons (recoverable tons from which the tons produced are deducted); stripping ratio (the quantity of waste removed per ton of phosphate rock mined); planned dilution; cost per ton for mining (typically related to transport distance to beneficiation/process plant); cost per ton including reclamation; and unplanned dilution (5% unplanned dilution is taken into account based on the data from the mining in and the data from the problematic areas). Our ICL Rotem yearly mining plan is not determined by the minimum cut-off grade, and fluctuations in commodity prices rarely affect its cut-off grade.

The cut-off grade calculations come from historical yield data and our ICL Rotem historical experience with mining, adequately calculated and modelled by its geologists, operation engineers and economists. The calculation takes the ore grade in-site, converts it into extracted ore with our ICL Rotem mining method and estimates the plant yield depending on the grade. Economic modelling then gives the cut-off figures currently used by our ICL Rotem.

The proven reserves above the cut-off grade were obtained from the calculated on-site resources taking into account the mining method, the rate of mining dilution, and in-plant recovery, based on our ICL Rotem historical data. In order to convert the resources into reserves, account is taken, separately, of the mining dilution rate, mining method and the geological conditions, including, historical yield data and are based on the previous five years’ experience. The mining dilution rate in the Company's mines in Israel’s southern region is 2.5% and takes into account the continuity of the layers and the geological structure. The quantity and grade of the calculated reserves are those that are expected to be transferred to the processing plant and are subject to recovery indices in the utilization plant. The updated utilization in the plant varies between the sites as it consists of historical yield data, and it is currently between 46% (at Oron and Rotem) and 48% (at Zin). These differences in metallurgical recovery rates are due to differences in the beneficiation process at the different mines. Proven reserves have been explored by borehole intersections typically at 50 to 70 meters intervals. Each of the three plants at the mines has been developed over the past few decades for the optimum upgrading of the phosphate rock to concentrate ore containing typically 31% to 32% P2O5. The conversion ratio for most of the phosphate layers is 1.8 tons for every 1 cubic meter, where a conversion ratio of 2.0 tons per cubic meter is used for hard, calcareous beds. These factors are used on the basis of long experience and are considered to be reasonable.

In calculating the cut-off grade and reserves, an average of the previous three years’ market prices and operating costs was used as part of the calculations to ensure economic feasibility.

The three-year average market prices used to calculate our reserves in the Negev as of December 31, 2015 are as follows: $709 per ton for green phosphoric acid, $1,374 per ton for WPA, $1,428 per ton for MKP, $1,083 per ton for soluble MAP, $364 per ton for GTSP, $193 per ton for GSSP, and $104 per ton for phosphate rock.

In calculating the reserves, an average of the previous three years’ currency conversion rates were used to ensure economic feasibility. The three-year average currency conversation rates used to calculate our reserves in the South as of December 31, 2015 are as follows NIS 3.694 per $1.00, $1.26 per €1.00 and $1.58 per £1.00.

The life of the mine at Rotem is approximately 7 years based on reserves of 14 million metric tons of low organic/low magnesium phosphate. The low-organic, low-magnesium phosphates are suitable for phosphoric acid production. The annual production (mining) rate for the low-organic/low-magnesium phosphate at Rotem is 1.9 million metric tons per year.

The life of the mine at Oron is approximately 6 years based on a reserve of 19 million metric tons and an average production of 3.0 million metric tons per year of white phosphate. After proof of the feasibility made during the past year, the Company recognized an additional 6 million raw tons of low-organic phosphates were added to the report that may be sold or used to produce acids.

The life of the mine at Zin is approximately 11 years based on reserves of 35.5 million metric tons and a production of 3.1 million metric tons per year as follows:

•	Low-organic phosphate—1.7 million metric tons per year

•	High-organic phosphate—1.1 million metric tons per year

•	Bituminous phosphate—0.3 million metric tons per year

Due to the process improvements the Company made and that were completed in 2015, the balances of the reserves were increased by 9 million tons of high-organic phosphates at the Zin plant. These phosphates were defined as reserves, after conducting an assessment and proving that the phosphates can be enriched using the same processes currently in use at the Zin plant.

As described under “Item 4. Information on the Company—D. Property, Plants and Equipment—Mineral Extraction and Mining Operations —The Negev Desert”, we primarily use white/low organic phosphate rock in our operations, and we blend in bituminous phosphate. To utilize additional resources after our reserves are utilized, we would be required to modify our processes and add costly technologies.

The Company believes that we have all the government approvals and permits necessary for our reserves in Israel.

Spain

The following table sets forth our estimated potash reserves for our Spanish mining operations (all of which are wholly-owned by us) as of December 31, 2015 (latest date for which information is available):

Mine	Reserve Category	Millions of metric tons	Average Grade (% KCl)
Cabanasas	Proven	14	26
	Probable	73	25
	Total Proven and Probable	87	25
Vilafruns	Proven	9	24
	Probable	-	22
	Total Proven and Probable	9	23
Total(1)	Proven and Probable	96	25

____________________

(1)	Amounts may not add up due to rounding.

In determining these reserves, a cut-off grade of potash ore containing 19% KCl was applied at the Cabanasas mine and a cut-off grade of potash ore containing a concentration of 18% KCl was applied at the Vilafruns mine.

The parameters used in determining the cut-off grade took into account the geology (continuity, structure), mining method, mining dilution, plant utilization, technical feasibility, operating costs and historical and current product prices. The parameters employed in the calculation are as follows: on-site tons (multiplying area by layer thickness and mineral density); recovery (takes into account the values obtained historically during the mining of the Cabanasas and Vilafruns mines); recoverable tons (tons of mineral which can be mined, in terms of the recovery factor); mineable tons (recoverable tons from which the tons produced are discounted); planned dilution; unplanned dilution (5% unplanned dilution is taken into account based on the mining data and data from problematic areas); and selective mining of target layers where possible (separation of the salt within the layer in areas wherein this is possible). ICL Iberia's (IBP) annual mining program is not defined according to minimum cut-off grades.

The cut-off grade calculations come from historical yield data and ICL Iberia’s (IBP) historical experience with mining, adequately calculated and modelled by its geologists, operation engineers and economists. The calculation takes the ore grade in-site, converts it into extracted ore based on ICL Iberia’s (IBP) mining method and estimates the plant yield depending on the grade. Later on, economic models give the cut-off figures currently in use.

The proven and probable reserves above the cut-off grade were obtained taking into account the mining method, mining recovery, mining dilution, selective mining, striation, geological conditions and in-plant recovery, based on ICL Iberia’s (IBP) historical data. The mining recovery and dilution factors, which are required in the conversion of resources to reserves and take into account the particular mining method and the geological conditions at the respective mine, consist of historical yield data and are based on 17 years of historical data at our Cabanasas and Vilafruns mines and the mining recovery ranges from approximately 65% to 75% by ICL Iberia’s (IBP) “room and pillar” modified layout. Reserve quantity (in tons) and grade are quoted as those that are expected to be delivered to the treatment plant and are subject to metallurgical recovery factors. Metallurgical recovery factors consist of historical yield data and are based on the previous five years’ experience and current recoveries are 89.0% KCl for the Suria plant (which is adjacent to the Cabanasas mine) and 85.0% KCl for the Sallent plant (which is adjacent to the Vilafruns mine). Information from drillings, mostly at distances of 100 to 200 meter intervals while probable reserves have been explored by boreholes at intervals of up to 1,600 meter. The final product is well over 95% KCl to avoid quality losses.

In calculating the cut-off grade and reserves, an average of the previous three years’ market prices and operating costs was used as part of the calculations to ensure economic feasibility. The three-year average market price used to calculate our reserves for potash per ton of product in Spain as of December 31, 2015 is €249.4 per ton.

In calculating the reserves, an average of the previous three years’ currency conversion rates were used as part of the calculations to ensure economic feasibility. The three-year average currency conversation rate used to calculate our reserves as at December 31, 2015 is €0.796 per dollar.

The Suria plant utilizes ore mined from Cabanasas and has a current capacity to produce approximately 530,000 tons per annum of potash. The Sallent plant utilizes ore mined from Vilafruns and has a current capacity to produce approximately 500,000 tons per annum of product; this plant is planned to be gradually shutdown as Suria is upgraded.

The Company believes that it has all government approvals and permits necessary for our reserves in Spain.

United Kingdom

The following table sets forth our estimated potash reserves for our United Kingdom mining operations (all of which are wholly-owned by us) as of December 31, 2015:

Reserve Category	Millions of metric tons	Average Grade (% KCl)
Proven	5	34
Probable	1	34
Total Proven and Probable	6	34

In determining these reserves, a cut-off grade of ore containing 30% KCl was applied in both the south (onshore) and the north (offshore), for a seam having a height of 3.8 meters (though thinner sections of potash can be taken, with the inclusion of salt dilution in the floor of the seam) and the maximum distance from the shafts is 15 kilometers.

In calculating the cut-off grade and reserves, an average of the previous three years’ market prices and operating costs was used as part of the calculations to ensure economic feasibility. The three-year average market price used to calculate our reserves for potash per ton of product as of December 31, 2015 is £201 per ton.

The cut-off grade calculations were made on the basis of historical yield data and ICL UK’s (CPL) historical experience with mining, adequately calculated and modeled by its geologists, operation engineers and economists. The calculation takes the ore grade in-site, converts it into extracted ore with ICL UK’s mining method and estimates the plant yield depending on the grade. Economic modeling further gives the cut-off figures currently used by ICL UK.

Operating costs and historical and current product prices are taken into account, but the cut-off grade determination is largely influenced by optimization of the beneficiation process, in particular the flotation process, as our calculation is largely based on introducing the right grade of ore into the treatment plant.

ICL UK’s yearly mining plan is not determined by the cut-off grade. Over the last three years, the cut-off grade has remained at 30% and has not changed as a result of market price or operating cost fluctuations or as a result of currency conversion factor changes.

The parameters used in determining the cut-off grade took into account the geology (continuity, structure), mining method, mining dilution, and plant utilization. The parameters employed in the calculation are as follows: in-site tons (area multiplied by layer thickness and mineral density); mining recovery (based on values obtained historically during mining potash ore); mineable tons (recoverable tons of mineral less produced tons); and mining dilution (based on values obtained historically during mining potash).

The proven reserves above the cut-off grade were obtained taking into account losses for mining recovery, mining dilution, mining method and geological conditions based on ICL UK’s historical data. The mining recovery and dilution factors, which are required in the conversion of resources to reserves and take into account the particular mining method and the geological conditions, consist of historical yield data and are based on the previous five years’ experience and generally, the mining dilution factor reduces KCI by 10% to 17% and causes a small increase in the percentage of insoluble material. The reserve quantity and grade are quoted as those that are expected to be delivered to the treatment plant and are subject to metallurgical recovery factors. Metallurgical recovery factors consist of historical yield data and are based on the previous five years’ experience and current recovery is 81%. Proven reserves have been explored by borehole intersections typically at 150 meters intervals or less while probable reserves have been explored by boreholes at 150 to 500 meters intervals.

During the third quarter of 2015, the Company made a re-examination of its estimates with respect to the economic viability of the potash reserves in the mine in the United Kingdom, which resulted in a reduction in the ore reserve estimates from 16.9 million tons of ore as at December 31, 2014 to 6 million tons as at December 31, 2015.

This change is the result of depletion due to continuing mining activities, changes in geological interpretation and no new conversion of resources to reserves from ongoing exploration activities. In light of the updated reserve estimates and assuming annual potash production of about 600 thousand tons and no conversion of resources into reserves, the potash production activities in the United Kingdom are expected to end in 2018.

In the Company’s mine in the United Kingdom, there are vast resources for the purpose of increased production of polysulphate (a mineral used in its natural form as a fertilizer for agriculture, a fertilizer for organic agriculture and a raw material for production of specialty fertilizers), the sale of which in commercial quantities began in 2012. The Company plans to improve the production capabilities and sales to the level of one million tons by 2020.

In calculating the reserves, no currency conversion factors were used as ICL UK works only with the British pound.

The potash mined at Boulby has, over the past 15 years, declined in potash grade from about 40% to just over 30% KCl. The NaCl content has risen from 47% to approximately 55%, while the content of insoluble impurities has also risen from approximately 12% to about 15% over this time. The plant capacity at Boulby is approximately 3 million tons of ore per annum. The final product is potash at an average grade of 95.5% KCl. Annual potash production capacity of the production facilities is approximately 800 thousand tons.

The Company believes that it will obtain renewal of all the government leases and licenses necessary for our reserves in the United Kingdom.

China

Historically, the Haikou Mine and the Baitacun Mine reported their reserves pursuant to the Chinese Ordinance for Estimation of Mineral Resources. In principle, the classification and coding system of China corresponds, to a large extent, to the method used by United Nations Framework Classification or UNFC (2009) – a three dimensional method that takes into account the geological knowledge regarding the reserve, the socio-economic feasibility and the worthwhileness of the project, and that provides increasing confidence levels until reaching a definition of a commercial project. However, the measurement in China does not fully correspond with the measurement methodology in SEC Industry Guide 7. Specifically, the reported resources of the Haikou Mine and the Baitacun Mine were derived mainly from historical data that was produced in the past at the time when a trench sampling was made and drilling plans were executed in the 1960s and 1970s, when the phosphate reserves were described and defined. ICL completed acquisition of these properties in October 2015. ICL has hired the services of an independent, international company, which is engaged in mining matters, to perform a more in-depth analysis of the mineral resources in the Haikou Mine and the Baitacun Mine, for purposes of obtaining a full calculation of the existing database and building a three dimensional geological model and mining plan that will permit verification and confirmation of the reserves in accordance with SEC Industry Guide 7. As at the date of this Annual Report, the above-mentioned process had not been completed and, accordingly, as at December 31, 2015, the Haikou Mine and the Baitacun Mine do not have proven or probable reserves in accordance with SEC Industry Guide 7.

Ethiopia

In June 2015 the Company completed the acquisition of Allana Corporation, which holds Allana Potash Afar Plc, which holds a concession granted in October 2013 for the Danakhil mine in Ethiopia’s Afar National Regional State. The Company is currently in the stage of researching the project’s feasibility and technical and operating requirements. There are currently no mining operations at the Danakhil site, and the exploration process and completion of the development program are still ongoing. The proposed development at the Danakhil site is exploratory in nature and the property is without known proven (measured) or probably (indicated) reserves.

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

Within the Rotem site, there is a rail loading facility that typically loads up to 30 wagons for each delivery. Approximately two million tons of products per year are transported by rail from the Rotem site to Ashdod. About a half a million tons of products are transported by road from Rotem to the port of Eilat, since there are no rail links between the Rotem site and Eilat.

Our wholly owned subsidiary ICL Tovala is responsible for transporting phosphate rock from the Oron and Zin processing facilities in road-going rigid trucks and trailers. Each trailer has a payload of 40 tons. Approximately 200 thousand tons of rock leave Zin by truck for delivery to the port of Eilat. In addition, 300 thousand tons are transported from Zin to Rotem for further processing. About 1 million tons are transported from the Oron mine by truck for additional processing.

From Ashdod port, approximately 650 thousand tons of sulfur are transported to Rotem each year. In addition, sulfur arrives at the port of Ashdod from overseas, where it is loaded into road-going trucks and transported to our sulfur dispatch 5 kilometers away. At the depot, it is loaded into rail cars and then transported to Rotem.

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

Spain

ICL Iberia (IBP) transports the minerals it mines from the Company’s mines to the production plants as well as potash and salt from the factories and the mines to the port.

Ore is taken by 25-ton road haulage trucks and conveyor belt from the Cabanasas and Vilafruns mines to the Suria and Sallent plants, respectively. The salt product is transported by articulated truck to an ICL Iberia-owned (IBP) terminus in the port of Barcelona. A truck fleet comprises 25-27 ton capacity articulated road trucks is used to transport the salt from the mine. Up to 40 trucks of salt per day are dispatched from the mine road to the port. The mine also uses the port of Tarragona to export specific products. A dedicated railway line is used for the transport of potash from the mines to the Barcelona port.

ICL Iberia (IBP) owns and maintains 1.5 kilometers and 3 kilometers of standard gauge railway at Suria and Sallent plants, respectively, that link to the national rail network. Each train set comprises of 850 ton payload comprising approximately 20 freight cars with two trains per working day. The rail route for potash transport from Cabanasas to the terminal in the port of Barcelona comprises an 82 kilometer rail route from Suria to Manresa to the port of Barcelona and 88 kilometers from Vilafruns to the same destination. ICL Iberia (IBP) owns and operates its own port facilities, which comprise bulk salt and potash storage facilities comprised of freight car and rail truck conveyor unloading facilities and product storage warehouses.

The Cabanasas/Suria and Vilafruns/Sallent complexes have one rail load out system each for the rail to port transport systems. The train traction engine and part of the bulk freight car rolling stock is operated by the owner and operator FFCC (Ferrocarrils de la Generalitat de Cataluña).

The port of Barcelona installations are managed by ICL Iberia subsidiary TRAMER and comprises an area of 13 thousands square meters divided into three zones. As part of the plan for increasing ICL Iberia's (IBP) production capacity, an upgrade is being made of the logistical infrastructure at the mine (entrance ramps into the mine), the factories and the Company's berth in the Barcelona port, in such a manner that will permit production, transport and export of about 2.3 million tons of potash per year.

United Kingdom

The Boulby mine in the United Kingdom is connected by a network of roads running over 11 kilometers from the mine entrance as well as a network of underground roads extending 15.5 kilometers from the mine entrance in the direction of the North Sea. The total length of this network of roads is more than 1,000 kilometers. The mine has easy access to the national road and train transportation routes. The mine receives good quality drinking water and a stable supply of electricity.

Pursuant to agreements with the North Yorkshire National Parks Authority, the total transport movements by means of the network of roads from site to site are limited to a maximum of 150 thousand tons per year and a maximum of 66 road wagons per day (no road movements are allowed on Sundays or bank holidays). This limitation is not expected to interfere with the future production of ICL UK in light of its commitment to maintain the rail link to Teesdock. ICL UK’s roads and trains are in full compliance with all the requirements.

The mine has three separate integrated conveyor load-out systems, one for each product.

The rail load-out products are transported on an ICL UK-owned rail line which extends approximately eight kilometers from the mine entrance to a junction with the national rail network, from where the products continue to Teesport, Middlesbrough, via the Network Rail Company, the owner and operator of the main rail line.

ICL UK leases and operates three principal storage and loading facilities: the Teesdock facility, which is located on the Tees River, and two additional storage facilities that are connected to the iron rail – Cobra and Ayrton Works in Middlesbrough.

Eight trains per day transport rock-salt, potash and polysulphate to the Teesdock. Most of the output is used as a component of agricultural fertilizers: a large quantity of the output (about 50%) is exported by sea from the Teesdock seaport to European Union countries and other customers overseas.

Rock-salt is taken by train to Teesdock, and transported by ship to English and Scottish east coast ports for sale to local authorities for de-icing roads.

In addition, the Company has storage and logistics facilities in Ludwigshafen, the Netherlands, Amsterdam and Rouen in France.

China

The YPH JV includes the Haikou Mine, 3C which is a factory for production of various types of fertilizers located close to the Haikou Mine, two plants for production of performance products – one located close to the Haikou Mine and the fertilizers factory and the other situated in the Kumming airport.

The raw materials from the Haikou Mine are currently transported by train to the 3C factory, while in the future they are expected to be transported via pipeline (slurry).

Most of the output sold to the local market is transported from 3C directly to the customers by train, as well as through marine shipment, mainly from two exit ports (Beihai and Fangchengang) to customers in North China. These ports are also used for import of sulfur, in the amount of 600 thousand tonnes per year. A small part of the output sold is transported by truck to customers in the Yunnan region (the trucks are owned by the customers).

According to the agreements between the parties, the logistic services provided to YPH JV will be provided in the first year by YPC, in light of its experience and central position in the Yunnan district. The YPH JV has an option to continue to utilize the services of YPC in the upcoming years.

Item 4A. Unresolved Staff Comments

Not Applicable.

Item 5. Operating and Financial Review and Prospects

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

We are an Israeli corporation, and we have significant production facilities in Israel. Accordingly, we are affected by the political, economic and security conditions prevalent in Israel. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations in Israel. We conduct operations in Israel and therefore our business, financial condition and results of operations may be materially and adversely affected by political, economic and military instability in Israel and its region.” In particular, we have been adversely affected by several recent regulatory and legal developments in Israel that could lead to materially higher costs and lower profitability and cash generation.

In 2015, approximately 55% of our sales revenue was derived from production activities taking place outside Israel and approximately 7% of the cost of sales of products produced outside Israel was attributable to raw materials supplied from Israel. In 2014, approximately 52% of our sales revenue was derived from production activities taking place outside Israel and approximately 7% of the cost of sales of products produced outside Israel was attributable to raw materials supplied from Israel. There is no single customer on which we are materially dependent.

Energy expenses accounted for approximately 7% of our total operating costs in 2015 and 2014. Of these energy expenses, the cost of oil and oil products, electricity and natural gas represented approximately 7% ($21 million), approximately 50% ($153 million) and approximately 26% ($79 million), respectively, in 2015 and approximately 9% ($30 million), approximately 49% ($170 million) and approximately 29% ($101 million), respectively, in 2014. Energy costs decreased in 2015 compared with the prior year by approximately 13%. The said decrease stems mainly from a decrease in production due to the strike at ICL Dead Sea and ICL Neot Hovav, a change in tariffs of Israel Electric Company commencing from February 2015 and of OPC and a decline in the gas prices.

On April 1, 2013, the supply of gas from the Tamar Field commenced as a substitute for the quantity previously supplied by the Yam Tethys partnership. Supply of the gas from the Tamar Field fulfills all of our gas needs for the facilities for which we have completed the conversions. In 2012, the Council for Natural Gas Matters published a decision regarding arrangement of use of the natural gas pipeline capacity. The Council for Natural Gas Matters decision stipulates that the gas pipeline capacity is limited and it is not able to supply the entire amount of the anticipated demand in the upcoming years, therefore, the Council for Gas Matters has provided a pro rata mechanism that should, to the best of the Company's knowledge, increase the quantity of gas supplied to the Company at a time when there is a shortage in capacity in the gas pipeline. Increased use of natural gas in our facilities is expected to significantly reduce emissions of pollutants in the area surrounding our facilities, improve the quality of the output, reduce maintenance expenses and lead to a significant monetary savings due to the transition from the use of more expensive fuels.

Marine transportation expenses were approximately 6% in 2015 and approximately 7% in 2014 of our total operating costs. In 2015 and 2014, our marine transportation expenses amounted to approximately $282 million and approximately $369 million, respectively. 2014 was characterized mainly by a general trend of falling bulk shipping prices, whereas 2015 was characterized by stable prices in the first half of the year and a sharp increase in prices in the third quarter, however in the fourth quarter the marine transportation price index (Baltic Dry Index – “BDI”) resumed its downward trend and fell below 500 points at the end of December 2015. The trend continued into 2016. The average index (BDI) for 2015 was 35% less than the average index for 2014 and the average index for the fourth quarter of 2015 was 43% less than the average index for the fourth quarter 2014. The decline in the marine transportation expenses stems primarily from the decline in fuel prices owing to the drop in the oil prices that started at the end of 2014 and continued throughout all of 2015, as well as due to a decrease in the quantities sold, as a result of the strike at ICL Dead Sea and ICL Neot Hovav.

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

We hedge against our exposure to the risks described above, in respect of the exposure to sales and operating expenses that are not denominated in our functional currency, mainly operating expenses denominated in NIS and other currencies that are not the functional currency of our subsidiaries, and exposure to marine transportation prices and energy prices. Since all of these hedging transactions are treated as economic (non-accounting) hedges, they are not reflected in our operating costs but instead are recorded as finance income or expenses in our statements of income. Our management determines the extent of our hedging activities based on their estimation of our sales and operating expenses, as well as their expectations of developments in the markets in which we operate. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk Management.”

Trends Affecting Our Fertilizers Segment

There is mutual dependency among the amount of available arable land, the amount of food needed for the population, and the use of fertilizers. Natural population growth, changes in food consumption habits (a shift to richer nutrition, largely based on animal protein, which increases grain consumption) resulting from the rising standard of living, mainly in developing countries, and environmental-quality considerations along with the aspirations of certain western countries to reduce dependence on oil imports, which have strengthened the trend of shifting to production of fuel from agricultural products (bio-fuels), affect the increase in global consumption of grains (cereals, rice, soybean, corn, etc.). These trends led to increased planting of grain crops worldwide and higher yields per unit of agricultural land, mainly through the increased application of fertilizers. In 2015, the increase in cheap alternative energy sources continued, such as the production of shale gas in the United States. The impact of these alternative energy sources on overall energy prices also impacts the economic feasibility of the production of bio-fuels and the rate of growth of their use. The global expansion of production of bio-fuels is expected to continue during the next decade, albeit at a slower rate compared with the last half decade. This slowdown partly reflects lower crude oil prices. Nonetheless, the slowdown is also attributable to technical limitations and some withdrawal of government support for bio- fuels. As a result, demand for bio- fuels feedstock also continues to grow more slowly. It is noted that, the steep rise in ethanol production, which had persisted to 2010, was halted due to moderation of fuel prices, the decision of the U.S. Environmental Protection Agency (“EPA”) not to increase the percentage of ethanol in gasoline (the blending rate) from 10% to 15%, and the decline in gasoline consumption in the U.S. The production of ethanol remained stable.

In 2015, prices of crop commodities dropped sharply in response to the expectation of the US Department of Agriculture (USDA) of a record harvest as a result of an increase in planted areas, along with favorable weather conditions in the primary growing areas. During January–February 2016, the grain prices hit their lowest level in the last 6 years.

Based on the new report published by the USDA in January 2016, an increase is expected in the ratio of the inventories of grains to annual consumption, to 23.0% at the end of the agricultural 2015/2016 year, compared with 22.8% at the end of the 2014/2015 agricultural year, and with 20.8% in the 2013/2014 agricultural year.

In the short term, the demand for fertilizers is volatile and seasonal and is affected by factors such as the weather in the world’s major agricultural growing regions, fluctuations in the scope of the planting of the main crops, agricultural input costs, agricultural product prices and developments in biotechnology. Some of these factors are influenced by subsidies and credit lines granted to farmers or to producers of agricultural inputs in various countries, and by environmental regulation. Changes in currency exchange rates, legislation and international trade policy also affect the supply, demand and level of consumption of fertilizers worldwide. Notwithstanding the fluctuations that may be caused in the short term as a result of these factors, we estimate that the policy of most countries in the world is to ensure an orderly supply of high-quality food to their residents, including by encouraging agricultural production, which should preserve the long-term growth trend of fertilizer consumption.

In 2015, there was a decline in the demand for potash due to the worldwide economic slowdown, the drop in the prices of agricultural products, devaluation of the currency exchange rates and availability of credit. Despite the decline in consumption in 2015, a moderate increase is expected in the upcoming years. According to an IFA report from May 2015 the aggregate worldwide demand for potash for agricultural and other uses is expected to grow at an average annual rate of 2.7% from 35.5 million tons of K2O in 2015 up to 38.5 million tons of K2O in 2019.

During the second half of 2015, upon completion of potash shipments, which were derived from ICL's agreement in China in the first half of the year, potash shipments began to be based on "spot prices". In January 2016, ICL signed new framework agreements with its customers in China for supply of potash in the scope of about 3.4 million tons (including options) over the next three years. The selling price will be determined on the basis of the accepted price levels in the Chinese potash market. According to the framework agreement, which represents an increase of about 3% in the quantities supplied, compared with the previous three year framework agreement the Company signed with its customers in China whereby 3.3 million tons of potash were supplied in full (including options), the Company will supply 1.1 million tons of potash in 2016, 1.14 million tons in 2017, and 1.16 million tons in 2018. In 2015, the imports of potash into China reached a record high of more than 9.4 million tons - an increase of about 18% compared with 2014. In the Company's estimation, the imports into China in 2016 will be lower due to accumulation of large inventories at the end of 2015 and an increase in production by the local producers.

In the beginning of 2015, it appeared that the imports of potash into India would increase significantly over 2014. This expectation did not materialize, mainly due to the devaluation of the Indian currency and the shortfall of Monsoon rains. During 2015, India imported 4 million tons of potash, constituting a decrease of 7%, compared with 4.3 million tons imported in 2014. In 2015, ICL signed contracts for supply of potash with its customers in India, covering an aggregate quantity of 835 thousand tons, including options. In the Company’s estimation, the customers in India will not utilize the entire quantities covered by the contracts due to the accumulation of inventories.

Demand for potash in Brazil peaked in 2014, declined significantly in 2015 as a result of a fall in agricultural commodity products, weakness of the Brazilian currency and limitations on credit to farmers. In 2015, 8.3 million tons of potash were imported into Brazil, compared with 9.1 million tons in 2014 – constituting a decrease of 8.3%

The average prices in 2015 were significantly lower than in 2014. Since the beginning of 2015 there has been a trend of a large decline in the potash prices. The main reasons for the above mentioned decline are, among others, a decrease in the prices of agricultural commodities, weakness of the currencies of the importing countries, a shortage of rainfall (mainly in India) and limitations on credit to farmers (mainly in Brazil). The beginning of 2016 was not accompanied by signs of an economic recovery. In the global commodities market, the prices are at low multi year levels, due to the high levels of inventory in China, which acts to postpone the negotiations in connection with renewal of the contracts for 2016.

In the first three quarters of 2015, the average prices of the phosphate fertilizers were relatively higher than in the first three quarters of 2014, however, in the fourth quarter of 2015, there was a decrease in prices of phosphate fertilizers. These price decreases stemmed from a combination of supply and demand factors. On the demand side, imports into India (the main importer of DAP) were lower than expected in the second half of the year due to a shortage of rainfall, a high level of inventory and erosion of the local currency against the dollar. In addition to the decline in demand in India, in 2015 Brazil also imported a quantity that was 24% lower than in the prior year. The demand in the United States was also low. On the supply side, there was a significant increase in the export of phosphate fertilizers from China, due to imposition of VAT in China that caused a decline in the local consumption and an increase in the scope of the exports. The new Saudi producer (Ma’aden) increased its exports this year, and the Moroccan phosphate company (OCP) placed a new factory into service, one out of four that are in the process of gradual construction. Due to the decline in demand, a number of major producers implemented a policy of contracting production: Mosaic, the U.S. fertilizer producer, reduced its production by an undefined quantity, the Jordanian manufacturer (JPMC) cutback production in the final months of the year, while the production in Tunisia suffered from many interruptions due to strikes at the plants, mines and companies shipping the rock to the factories.

The prices of phosphate rock also declined in 2015, however more moderately than the phosphate Fertilizers and potash prices. The CFR prices fell by about ten percent. Part of the decline was offset by the decrease in shipping prices, such that the FOB price was impacted to a smaller extent.

The decline in prices of raw materials in the specialty fertilizers products market continued intermittently during 2015, as did the impact of the average selling prices in this year. However, the decline in the selling prices was higher than the rate of the decline in the raw materials prices. In addition, notwithstanding the decline in the selling prices and the changes in the currency exchange rates throughout 2015, the gross profit remained about the same as in 2014 (a decrease of 0.7%).

Trends Affecting Our Industrial Products Segment

The operations of our Industrial Products segment are largely affected by the level of activities in the electronics, construction, automotive, oil drilling, furniture, pharmaceutical, agro, textile and water treatment markets. In 2015, 41% of worldwide use of bromine was for flame retardants, 29% was for intermediates and industrial uses, 19% was for clear brine solutions, 6% was for water treatment and 5% was for other uses.

Flame retardants: The trend of pressure exerted by “green” organizations in the area of environmental protection to reduce the use of bromine-based flame retardants is continuing. On the other hand, new sustainable bromine-based flame retardants are being developed, along with regulation in additional countries that increases the use of bromine-based flame retardants. The worldwide economic slowdown, in general, and the slowdown in China, in particular, over the past several years triggered a slowdown in the demand for products in the electronics and construction industries. This trend, along with the decline in sales of personal computers due to increased use of tablets and smartphones, caused a decline in the demand for bromine-based flame retardants in the printed circuits market, and creation of pressure on the prices of these flame-retardant products. Nonetheless, in 2015, there was a certain improvement in the demand for bromine-based flame retardants for some uses in the electronics sector, primarily in the automotive area. Phosphorous-based flame retardants were adversely impacted by the weakening of the euro against the dollar as well as by competition on the part of Chinese manufacturers.

Elemental bromine. In 2015, elemental bromine prices were relatively stable in the United States, Europe and India whereas in China prices increased significantly, mainly in the second half of the year.

Clear brine solutions. Despite the sharp drop in oil prices in 2015, the demand continued to be strong in the market for clear brine solutions for oil and gas drilling due to work that had been started before the decrease in oil prices.

Biocides. Demand for bromine-based biocides used for water treatment began displaying a mixed trend in 2015. Demand for biocides used for onshore gas and oil fracking decreased significantly, following the sharp drop in petroleum prices, which led to reduced shale gas drillings in the United States.

The activities of ICL Industrial Products in the area of biocides are expected to decrease commencing from 2016 as a result of the completion of Clearon’s divestiture (chlorine-based biocide activities in the United States) in March 2016. The Company’s activities in this area will focus on bromine-based biocide activities.

Inorganic bromides. In 2015, the trend of increasing demand in the market for inorganic bromides for neutralizing mercury (Merquel® products) continued. This trend stemmed mainly from demand by power stations as part of the preparations for the entry into effect in 2015 of a new regulatory system in the U.S. that requires reduction of mercury emissions.

On the other hand, there was a decline in demand for additional bromine-based products as a result of the weakening of the agrochemicals markets as well as an increase in competition in the polyester fibers industry.

Trends Affecting Our Performance Products Segment

Food Specialties. During 2015 the demand for phosphate based Food products grew mainly due to the acquisition of a Food Specialties business in Europe which expanded the portfolio offerings to the whey protein markets. The main phosphate defined phosphates business encountered headwinds in the European and Russian markets due to their weak economies. In addition, expectation of higher organic growth was not realized as a result of slower acceptance by our customers, in spite of their favorable perception of these product solutions. The weakness in demand that existed in the first half of 2015 dissipated in the second half of the year however, the improvement came as a result of lower prices. The market is expected to remain sluggish into Q1 2016 as global inventory levels reset and weak economic conditions persist in China, Europe and South America.

Advanced Additives. The Advanced Additives business lines benefited from an acquisition in Brazil and a Joint Venture investment in China. These acquisitions, combined with the stable North America markets, contributed to an overall 18% growth in the Segment and offset the economic weaknesses in other world markets. In North America, the Segment’s demand in Industrial Specialties was strategically lower as the Segment purposely exited low-profit markets and pursued growth in the paints and coatings markets. Additionally, the Industrial Specialties market in Europe was adversely impacted by the ban to use phosphate based detergents in auto dish washers (effective January 2016) as competitors lowered pricing to maintain market share in response to anticipated excess capacity in the market. The P2S5 business increased from the prior year primarily due to lower volume in the prior year due to maintenance shutdowns in North America. At the end of the fourth quarter, sales also weakened due to several customers who took inventory control measures in response to weak demand for Zinc-Dithio-Phosphate, an organic phosphate produced by ICL customers using ICL’s P2S5. This weakness has continued into Q1 2016 as the market experiences a temporary slowdown and destocking actions by key customers.

General. The impact of the weakening of the euro during 2015 was mostly offset by the decline in costs in dollar terms in the companies operating in Europe. The impact of currency fluctuations is expected to normalize in 2016 as the European economies reach a steady state.

Finally, throughout the year, the segment pursued the divestment of businesses that were no longer considered to be part of the strategic core businesses. Although these divestments were concluded by the end of the second quarter 2015, the Company continues to provide manufacturing and infrastructure services to certain buyers of the divested businesses from its existing facilities in Germany under the terms of the sales agreements.

Expected Expenses for Equity Compensation Plans

Remuneration granted in 2014 and 2015

As at December 31, 2015, we had made the following grants under our 2014 Equity Compensation Plans:

Following the approval of the Company’s Board of Directors on August 6, 2014, under the 2014 Equity Compensation Plan, ICL issued, for no consideration, 4,360,073 non-marketable options, exercisable for up to 4,360,073 of our ordinary shares, and 1,007,651 restricted shares, to approximately 450 of our officers and senior employees under the 2014 Equity Compensation Plan. The issuance includes a significant private placement of 367,294 options and 85,907 restricted shares to our Chief Executive Officer, which was approved by the General Meeting of our shareholders. This grant format of the options plan includes a “cap” for the value of a share where if, as at the exercise date, the closing price of an ordinary share is higher than twice the exercise price (the “Share Value Cap”), the number of the exercised shares will be adjusted so that the product of the exercised shares actually issued to the offeree multiplied by the share closing price will equal the product of the number of exercised options multiplied by the Share Value Cap.

The options and restricted shares will vest in three equal tranches: one-third at the end of 24 months from December 1, 2014, one-third at the end of 36 months from December 1, 2014 and one-third at the end of 48 months from December 1, 2014. The expiration date of the options in the first tranche is at the end of 48 months from December 1, 2014, the expiration date of the options in the second tranche is at the end of 60 months from December 1, 2014 and the expiration date of the options in the third tranche is at the end of 72 months from December 1, 2014.

On January 25 and 26, 2015, our Remuneration and Human Resources Committee and the Board of Directors, respectively, and on February 26, 2015 the General Meeting of our shareholders, approved the issuance, under the 2014 Equity Compensation Plan, for no consideration, of 99,858 restricted shares to Company directors (excluding our Chief Executive Officer, Mr. Stefan Borgas). The restricted shares will vest in three tranches, subject to the directors continuing to serve in their positions on the vesting date, as follows: (1) 50% vested on August 28, 2015; (2) 25% will vest at the end of two years from the date of the General Meeting, on February 26, 2017, and (3) 25% at the end of three years from the date of the General Meeting, on February 26, 2018.

On May 10, 2015 and June 1, 2015, and on May 12, 2015 and June 5, 2015, the Company’s Compensation Committee and Board of Directors, respectively, under the Equity Compensation Plan, approved the issuance of up to 7,931,500 non-marketable and non-transferrable options, for no consideration, exercisable for up to 7,931,500 of the Company’s ordinary shares, and up to 1,397,302 restricted shares, to approximately 550 of the Company’s officers and senior employees. The said allocation includes a private placement of 404,220 options and 68,270 restricted shares to the Chairman of the Company’s Board of Directors and of 530,356 options and 89,574 restricted shares to ICL’s Chief Executive Officer, which was approved by the General Meeting of the Company’s shareholders by special majority on June 29, 2015.

The options and restricted shares will vest in three equal tranches: one-third at the end of 12 months after the grant date, one-third at the end of 24 months after the grant date and one-third at the end of 36 months after the grant date. The expiration date of the options in the first and second tranches is at the end of 36 months after the grant date and the expiration date of the options in the third tranche is at the end of 48 months after the grant date.

On November 8 and 11, 2015, the Compensation Committee and the Board of Directors, respectively, and on December 23, 2015, the general shareholders meeting, under the 2014 Equity Compensation Plan, approved the issuance, for no consideration, of 120,920 restricted shares to the Company’s directors (excluding the President & CEO, Mr. Stefan Borgas and the Executive Chairman of the Board, Mr. Nir Gilad). The restricted shares will vest in three equal tranches, as follows: (i) 33.33% will vest at the end of 12 months from the date of the annual general shareholders meeting; (ii) 33.33% will vest at the end of 24 months from the date of the annual general shareholders meeting; and (iii) 33.33% will vest at the end of 36 months from the date of the annual general shareholders meeting. Vesting of the Restricted Shares would fully accelerate if the holder thereof ceases to serve as a director of the Company, unless he ceased to hold office due to those certain circumstances regarding early termination of office or imposition of enforcement measures, as set forth in section 231-232a and 233(2) of the Israeli Companies Law.

For a description of the 2014 Equity Compensation Plan and additional information about the grants made in 2014 and 2015 under the 2014 Equity Compensation Plan, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership—The 2014 Equity Compensation Plan.”

The fair value of the grants under the 2014 Equity Compensation Plan (including both the non-marketable options and the restricted shares) is approximately $36.9 million. The date of approval of the issuance to our CEO by the general meeting of our shareholders will be considered the grant date, and the fair value of the CEO’s grant will be re-measured upon such approval. The fair value will be expensed over the vesting periods (for a description of the vesting periods, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership—The 2014 Equity Compensation Plan”). The expected expense for the periods ended December 31, 2016, December 31, 2017 and December 31, 2018 is about $12.6 million, about $6.3 million, and about $2.0 million, respectively.

In addition, In August 2014, ICL’s Board of Directors decided to approve a long-term remuneration plan for approximately 11,800 of the Company’s non-managerial employees in Israel and overseas, who are not managers that participated in the Company’s options and shares plan (that was approved on the same date), in accordance with the terms stipulated in the plan. The maximum cost of the plan is approximately $17 million. As at the date of this Annual Report, the conditions for the aforesaid plan were not met and therefore no liability was included in respect of this plan.

Results of Operations

We have based the following discussion on our financial statements. You should read the following discussion together with our financial statements.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Set forth below are our results of operations for the years ended December 31, 2015 and 2014.

	For the Years Ended December 31,		Increase
	2015	2014	(Decrease)
	(US$ millions)
Sales	5,405	6,111	(12)%
Cost of sales	3,602	3,915	(8)%
Gross profit	1,803	2,196	(18)%
Selling, transport and marketing expenses	653	839	(22)%
General and administrative expenses	350	306	14%
Research and development expenses	74	87	(15)%
Other expenses	211	259	(19)%
Other income	(250)	(53)	372%
Operating income	765	758	1%
Finance expenses, net	108	157	(31)%
Share in earnings of equity-accounted investees	11	31	(65)%
Income before income taxes	668	632	6%
Income taxes	162	166	(2)%
Net income	506	466	9%
Net income attributable to the shareholders of the Company	509	464	10%
Earnings per share attributable to the shareholders of the company:	US $	US $
Basic earnings per share	0.40	0.37
Diluted earnings per share	0.40	0.37

Sales

Below is a geographical breakdown of our sales by customer location:

	Year Ended December 31,
	2015	2014
	(USD millions)
Europe	2,068	2,389
North America	1,253	1,374
Asia	1,118	1,299
South America	585	569
Rest of the world	381	480
Total	5,405	6,111

ICL’s sales in the year ended on December 31, 2015 amounted to $5,405 million, compared with $6,111 million in the corresponding period last year. The decrease is attributable mainly to the decrease in the quantities sold as a result of the strike at ICL Dead Sea and at ICL Neot Hovav, in the amount of approximately $452 million, the impact of the change in the currency exchange rates, in the amount of approximately $335 million (mainly from the devaluation of the euro against the dollar), sale of non-core businesses (net of revenue from services in a subsidiary in Germany which is not part of the Company’s core businesses and which is designated for sale), which led to a decrease in sales of approximately $355 million, and a decline in sales as a result of the fire in a fertilizers production facility in Israel, of approximately $51 million. This decrease was partly offset by an increase in the quantities sold, mainly, of potash, phosphates and in the ICL Performance Products segment, including the first-time consolidation of companies acquired, which led to an increase in sales of approximately $461 million and an increase in the selling prices, mainly of phosphate fertilizers, which contributed approximately $26 million to sales.

The labor interruptions at ICL Dead Sea and ICL Neot Hovav, which were in response to the efficiency program the Company is currently executing, negatively impacted sales by approximately $452 million, as noted above. The negative impact of the strike on the operating income is approximately $248 million. The Company estimates that it will be able to recover most of the lost potash sales resulting from the strike in future periods, due to the fact that there is excess production capacity in the potash plants while the evaporation activities in the ponds were not interrupted during the strikes. The contribution to the operating income after implementation of the efficiency plan is expected to be higher than the losses caused by the strike.

Breakdown of sales by geographical regions

The breakdown of sales in the year ended December 31, 2015, shows an increase in the sales in South America mainly from the contribution of the acquisition of Fosbrasil and an increase in quantities of phosphate rock sold. This increase was partly offset as a result of a drop in the quantities of potash sold, among other things, due to the strike at ICL Dead Sea and a decline in the price of the potash sold. The decline in sales in Europe derived mainly from sale of non-core businesses in ICL Performance Products segment, weakness of the euro and the British pound against the U.S. dollar, a decline in the quantities sold of phosphorous-based flame retardants and elemental bromine and a decline in the price of the potash sold. This decline was partly offset by the first-time consolidation of companies acquired. The decline in sales in Asia derived primarily from a decrease in quantities of potash sold in India, mainly due to the strike at ICL Dead Sea, a decline in sales of elemental bromine and bromine-based flame retardants, mainly as a result of the strike, and from sale of non-core businesses in the ICL Performance Products segment. This decrease was partly offset by the impact of the first-time consolidation of the joint venture in China and by an increase in the quantities sold and selling price of the green phosphoric acid in India. In addition, there was a decline in sales in North America, mainly due to a decrease in the quantities and price of the potash sold, which is partly the result of the strike at ICL Dead Sea and a decline in the quantities sold of bromine-based and phosphorous-based flame retardants, bromine-based biocides and magnesium chloride. This decline was partly offset by an increase in sales of fire prevention and flame-retardant products in the ICL Performance Products segment.

Cost of Sales

The cost of sales in the year ended December 31, 2015 amounted to $3,602 million compared with $3,915 million in the corresponding period last year. The decrease derives primarily from the impact of the change in currency exchange rates, in the amount of approximately $288 million, mainly due to the devaluation of the euro, the shekel and the Brazilian real against the dollar, a decrease in costs resulting from divestitures of non-core businesses )net of costs from provision of services in a subsidiary in Germany which is not part of the Company’s core businesses and which is designated for sale) in the amount of approximately $208 million, the impact of the strike at ICL Dead Sea and at ICL Neot Hovav, in the amount of approximately $147 million, a decrease in the quantities produced and sold deriving from the impact of the fire in a fertilizers production facility in Israel, in the amount of approximately $36 million, compensation received from the Manufacturers Association relating to the strike at ICL Dead Sea and ICL Neot Hovav, in the amount of approximately $17 million, and a drop in the energy prices, in the amount of approximately $9 million. This decrease was partly offset by an increase in the quantities sold (excluding the impact of the strike), including the first-time consolidation of companies acquired, in the amount of approximately $374 million, an increase in the depreciation expenses, in the amount of approximately $14 million, mainly as a result of an increase in the depreciation expenses in ICL Rotem, due to a drop in the scope of the mining activities during the period of the strike last year, together with an increase in the depreciation expenses, in the amount of approximately $6 million, due to acceleration of the depreciation of the facilities of ICL UK stemming from update of the potash reserves, an increase in raw-material prices, in the amount of approximately $5 million, mainly as a result of the increase in sulfur prices, and in the area of specialty fertilizers, and an increase in other operating expenses in the amount of approximately $10 million. The cost of sales in the corresponding period last year included the negative impact of the strike at ICL Rotem, in the amount of approximately $26 million, net of a strike insurance award, in the amount of approximately $9 million.

Energy expenses accounted for approximately 7% of our total operating costs in 2014 and 2015. Of these energy expenses, the cost of oil and oil products, electricity and natural gas represented approximately 9% ($30 million), approximately 49% ($170 million) and approximately 29% ($101 million), respectively, in 2014 and approximately 7% ($21 million), approximately 50% ($153 million) and approximately 26% ($79 million), respectively, in 2015. Energy costs decreased in 2015 compared with the prior year by approximately 13%. The decrease stems mainly from a decrease in production due to the strike at ICL Dead Sea and ICL Neot Hovav, a change in tariffs of Israel Electric Company commencing from February 2015 and of OPC and a decline in the gas prices.

Selling and marketing expenses

Selling and marketing expenses in the year ended December 31, 2015 amounted to $ 653 million, compared with $ 839 million in the corresponding period last year. The decrease in the expenses is attributable mainly to sale of non-core businesses, a decline in the quantities sold due to the strike at ICL Dead Sea and at ICL Neot Hovav, the impact of the change in the currency exchange rates and a decline in shipping prices.

Marine transportation expenses were approximately 7% in 2014 and approximately 6% in 2015 of our total operating costs. In 2014 and 2015, our marine transportation expenses amounted to approximately $369 million and approximately $282 million, respectively. 2014 was characterized mainly by a general trend of falling bulk shipping prices, whereas 2015 was characterized by stable prices in the first half of the year and a sharp increase in prices in the third quarter. However in the fourth quarter the marine transportation expenses resumed their downward trend and fell below 500 points at the end of December 2015. This trend continued into 2016. The average index (Baltic Dry Index (“BDI”)) for 2015 was 35% less than the average index for 2014 and the average index for the fourth quarter of 2015 was 43% less than the average index for the fourth quarter 2014. The decline in the marine transportation expenses stems primarily from the decline in fuel prices owing to the drop in the oil prices that started at the end of 2014 and continued throughout all of 2015, as well as due to a decrease in the quantities sold, as a result of the strike at ICL Dead Sea and ICL Neot Hovav.

General and administrative expenses

General and administrative expenses in the year ended December 31, 2015 amounted to $350 million, compared with $306 million last year. The increase in the general and administrative expenses stems mainly from acquisition of new companies and professional service costs relating to these acquisitions, expenses with respect to the equity compensation plans granted to employees, implementation costs of the global ERP system and other professional service costs in connection with implementation of the Company’s strategy, including establishment of the shared services centers (SHS).

Research and development expenses

Research and development expenses in the year ended December 31, 2015 amounted to $74 million, a decrease of $13 million compared with last year. The decrease stems, mainly, from a decline in activities as a result of the strike at ICL Dead Sea and at ICL Neot Hovav, as well as a decline in activities relating to the non-core businesses sold during the year.

Other income and other expenses, net

Other income, net, in the year ended on December 31, 2015 amounted to $39 million. The other income include mainly gains from sale of non-core businesses, in the amount of $215 million, insurance income relating to the fire in the fertilizers production plant in Israel, in the amount of $20 million, and income from the first-time consolidation, in the amount of $7 million, as a result of acquisition of the entire holdings in Allana Potash in June 2015. On the other hand, this income was partly offset by expenses, including an impairment in the value of assets located in Germany, Israel and the United States, in the amount of $90 million, a provision for early retirement in Bromine and in ICL UK as a result of the efficiency plan, in the amount of $48 million, a provision in respect of system-wide electricity costs in Israel, relating to prior periods (June 2013 to December 2014), in the amount of $20 million, update of the provision for removal of historical waste in ICL Industrial Products, in the amount of $20 million, an expense relating to the strike damage caused to external contractors, in the amount of $8 million, update of the provision for arbitration relating to royalties on downstream products in respect of prior years, in the amount of $10 million, and a provision for legal claims, in the amount of $8 million.

In the corresponding period last year, the Company recognized an expense, in the amount of $149 million (before interest expenses and the related tax effect) relating to prior periods due to an arbitration decision with respect to royalties relating to downstream products, and a decline in the value of assets of subsidiaries in the United States and Europe, in the amount of $71 million. On the other hand, the Company recognized income from entry into the consolidation, in the amount of $36 million, due to acquisition of the entire holdings in Fosbrasil.

Financing expenses, net

The net financing expenses in the year ended on December 31, 2015 amounted to $108 million, compared with net financing expenses of $157 million last year – a decrease of $49 million. The decline in the financing expenses compared with last year stems mainly from a decrease, in the amount of about $80 million, in the expense in respect of change in the fair value of foreign-currency hedging transactions, energy and marine transportation, as well as revaluation of short-term financial liabilities. In addition, there was a decrease in the interest expenses in respect of provisions for employee benefits, in the amount of about $4 million, and an increase of about $6 million in the capitalization of credit costs. On the other hand, there was a decline, in the amount of about $39 million, income from exchange rate differences in respect of provisions for employee benefits, compared with expenses last year as a result of the devaluation of the shekel against the dollar approximately 0.3%, compared with a devaluation of about 12% in 2014.

Tax expenses

The tax expenses in the year ended on December 31, 2015 amounted to $162 million, compared with tax expenses of $166 million last year. The tax rate on the pre-tax income is 24%, compared with a tax rate on pre-tax income of 26% last year. The tax rate in 2015 was favorably impacted by adjustment of the deferred taxes in ICL Rotem to the tax rates in accordance with the Law for Encouragement of Capital Investments, in the amount of about $18 million, which was almost completely offset by tax expenses stemming from the write off of a tax asset in respect of carryforward tax losses in Magnesium, in the amount of about $19 million. In addition, the effective tax rate was favorably impacted by recognition of deferred taxes at high tax rates in respect of losses recognized in connection with the bromine activities in Israel and in the United States, and tax expenses at a rate lower than 26% relating to sale of the Company’s non-core businesses outside of Israel. The tax rate in 2014 was impacted by tax expenses, in the amount of about $62 million, mainly due to assessments agreements of subsidiaries in Europe and the change in the dollar/shekel exchange rate that triggered an increase in the tax rate of the companies operating in Israel the source of which is differences in the measurement bases.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Set forth below are our results of operations for the years ended December 31, 2014 and 2013.

	For the Years Ended December 31,		Increase
	2014	2013	(Decrease)
	$ millions
Sales	6,111	6,272	(3)%
Cost of sales	3,915	3,862	1%
Gross profit	2,196	2,410	(9)%
Selling, transport and marketing expenses	839	850	(1)%
General and administrative expenses	306	282	9%
Research and development expenses	87	83	5%
Other expenses	259	110	135%
Other income	(53)	(16)	231%
Operating income	758	1,101	(31)%
Finance expenses, net	157	26	504%
Share in earnings of equity-accounted investees	31	26	19%
Income before income taxes	632	1,101	(43)%
Income taxes	166	281	(41)%
Net income	466	820	(43)%
Net income attributable to the shareholders of the Company	464	819	(43)%
Earnings per share attributable to the shareholders of the company:	US $	US $
Basic earnings per share	0.37	0.64
Diluted earnings per share	0.37	0.64

Below is a geographical breakdown of our sales according to customer location:

	Year Ended December 31,
	2014	2013
	$ millions
Europe	2,389	2,378
North America	1,374	1,207
Asia	1,299	1,464
South America	569	748
Rest of the world	480	475
Total	6,111	6,272

Sales

Our sales in 2014 amounted to approximately $6,111 million, compared with approximately $6,272 million last year. This decrease stems mainly from a decrease in selling prices, which led to a decrease in sales of approximately $431 million. The decrease was partly offset by an increase in quantities sold, including the first-time consolidation of companies acquired during 2014, which contributed approximately $252 million, and from the impact of changes in currency exchange rates, in the amount of approximately $18 million. As a result of the work interruptions at ICL Dead Sea during the fourth quarter, the Company’s sales were unfavorably impacted, in the amount of approximately $60 million.

Breakdown of sales by geographical regions

The breakdown of sales in 2014 indicates an increase in sales in North America, primarily as a result of a higher sales volumes of potash, bromine-based and chlorine-based biocides for water treatment, inorganic bromine products and magnesium products. In addition, there was an increase in sales in Europe deriving from an increase in sales in the Performance Products segment, mainly as a result of the acquisition of Hagesud and an increase in the sales of P2S5. On the other hand, there was a decrease in sales in Asia, mainly due to a decrease in prices of potash compared with the prior year and a decrease in quantities of potash sold in Asia, except for China. The decline in South America stems mainly from a decline in quantities sold and selling prices of fertilizers and potash sold, compared with 2013. The decline in quantities of fertilizer sold in South America, derives, mainly, from the impact of the strike at ICL Rotem and from a decline in the quantities of potash sold deriving from a lack of availability of granulated potash.

Cost of Sales

Our cost of sales in 2014 amounted to approximately $3,915 million, compared with approximately $3,862 million in 2013, an increase of approximately $53 million. The increase in the cost of sales derives, primarily, from an increase in quantities sold, including the first-time consolidation of companies acquired during 2014, in the amount of about $116 million, the impact of the change in currency exchange rates in the amount of approximately $35 million, from the impact of the strike at ICL Rotem in the amount of approximately $26 million, net of an amount of strike insurance received of approximately $9 million, and an increase in the royalties expenses in the current period due to the arbitration decision in this matter, in the amount of approximately $12 million. This increase was partly offset by a decline in the raw material and energy prices, in the amount of approximately $56 million, a decrease in salaries expenses in the amount of about $39 million, mainly due to the impact of retirement of employees at ICL Rotem, and from a decrease in other operating expenses in the amount of approximately $32 million, stemming from, among other things, a decrease in the expenses for maintenance and subcontractors and a decline in royalties due to the drop in sales.

Energy costs constituted approximately 7% of ICL’s total operating costs in 2014. Energy costs in 2014 decreased compared with 2013 due to the increased use of natural gas which leads to a savings as a result of the switch from the use of expensive fuels, and from the undertaking to purchase electricity from OPC, at lower costs compared with the price of the electricity purchased from the Israel Electric Company, which contributed to a reduction in the energy costs in 2014.

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

General and administrative expenses

Our general and administrative expenses amounted to approximately $306 million in 2014, compared with general and administrative expenses of approximately $281 million in 2013. General and administrative expenses increased as a result of, among other things, first-time consolidation of companies acquired in 2014 as well as due to professional service costs and other expenses in connection with updating and implementing the Company’s strategy, issuance of the Company’s shares on the New York Stock Exchange, and additional processes.

Research and development expenses

Our research and development expenses were approximately $87 million in 2014, an increase of about $4 million compared with 2013.

Other income and other expenses, net

Other expenses, net, in 2014, amounted to about $206 million, compared with about $ 94 million in 2013. Other expenses included mainly an expense, in the amount of about $149 million (before interest expenses and tax impact) relating to prior periods, due to the arbitration decision regarding the royalties’ issue, and from an impairment in value of assets in subsidiaries in the US and Europe, in the amount of about $71 million. This increase was partly offset by income of about $36 million resulting from a capital gain following the completion of the acquisition of 100% holdings in Fosbrasil. Other expenses last year included primarily a provision for early retirement at ICL Rotem in the amount of about $60 million, a provision for treatment of waste in the amount of about $25 million, and an impairment in the value of assets in the amount of about $10 million.

Financing expenses, net

Our net financing expenses amounted to approximately $157 million in 2014, compared with net finance expenses of approximately $26 million in 2013. Financing expenses include a provision in the amount of about $32 million, mainly in connection with the arbitration decision dated May 19, 2014 regarding the royalties’ issue. After elimination of the above-mentioned provision, the financing expenses amounted to approximately $124 million – an increase of about $97 million, compared with 2013. The increase derives mainly from an increase in interest expenses, in the amount of approximately $21 million, expenses in respect of a change in the fair value of hedging, energy, and marine shipping transactions in the period, in the amount of approximately $41 million, compared with revenues of approximately $20 million in 2013, and as a result of expenses in respect of a change in the fair value of currency and interest transactions and the effects of exchange rate differences on provisions for employee benefits in the period, in the amount of approximately $6 million, compared with revenues of approximately $21 million in 2013. On the other hand, there was a decrease in interest expenses in respect of provisions for employee benefits, in the amount of about $3 million. In addition, borrowing costs, in the amount of approximately $16 million, were capitalized during 2014.

Tax expenses

Our tax expenses amounted to approximately $166 million in 2014, compared to approximately $281 million in 2013. The tax rate on the pre-tax income is approximately 26.3%, compared with approximately 25.5% last year. The rate of tax expenses 2014 was impacted by tax expenses in the amount of approximately $62 million, mainly as a result of an assessment agreement in subsidiaries in Europe, from the change in the shekel/dollar exchange rate that gave rise to an increase in the tax rate of the companies operating in Israel the source of which are differences in the measurement basis, and an increase in the Israeli Corporate Tax rate to 26.5%. In 2013, tax expenses included tax expenses recognized in respect of the release of trapped earnings, in the amount of approximately $107 million.

Segment Information

Segment Information for Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

	Year Ended December 31,
Sales by segment	2015	2014
	($ millions)
ICL Fertilizers	3,067	3,401
ICL Industrial Products	1,115	1,337
ICL Performance Products	1,472	1,614
Others and setoffs	(249)	(241)
Total	5,405	6,111

____________________

Note: The sales data for the segments are before setoffs of inter-segment sales.

	Year Ended December 31,
Operating income by segment	2015	2014
	($ millions)
ICL Fertilizers	529	670
ICL Industrial Products	(24)	(62)
ICL Performance Products	319	197
Other and offsets	(59)	(47)
Operating income (consolidated)	765	758

Fertilizers

Below is a breakdown of the sales, gross profit and operating income of our Fertilizers segment in 2015 and 2014, by areas of operation (before setoffs of inter-segment sales):

	Year Ended December 31,
	2015	2014
Sales*
Potash	1,450	1,816
Fertilizers and phosphate	1,703	1,678
Gross profit
Potash	671	865
Fertilizers and phosphate	443	421
Operating income
Potash	375	536
Fertilizers and phosphate	154	133
Adjusted operating income (1)
Potash (2)	575	544
Fertilizers and phosphate (3)	165	141

____________________

* Includes revenues from inter-segment sales

(1)	Adjusted operating income is a non-IFRS number. See “Item 3.Key Information—A. Selected Financial Data” for a definition of adjusted operating income and a reconciliation to the comparable IFRS measure.

(2)	The adjusted items in 2015 include the impact, of employee strike at ICL Dead Sea in the amount of about $185 million, an update of the provision for arbitration with respect to royalties relating to downstream products in respect of prior years, in the amount of approximately $9 million, a provision for early retirement in ICL UK stemming from implementation of the efficiency plan, in the amount of approximately $6 million, a provision for a legal claim, in the amount of approximately $6 million and income from the first time consolidation of Allana Potash, in the amount of approximately $7 million. The adjusted item in 2014 include a provision for arbitration relating to royalties in respect of prior periods, in the amount of about $ 8 million.

(3)	The adjusted items in 2015 include a provision for system-wide electricity costs in Israel relating to prior periods in the amount of about $6 million, consulting expenses in connection with closing of the joint venture transaction in China, in the amount of about $6 million and $1 million gains from an equity divestment. The adjusted items in 2014 include the impact of the strike in ICL Rotem, in the amount of about $16 million, offset by strike insurance received, in the amount of about $8 million.

Potash – Production, Sales and Closing Inventories

Production, sales and closing inventory of potash in 2015 and 2014.

	Year Ended December 31,
	2015	2014
	(In thousands of tons)
Production	4,195	5,143
Sales to external customers	4,259	5,034
Sales to internal customers	298	321
Total sales (including internal sales)	4,557	5,355
Closing inventory	552	914

Phosphates – Production and Sales

Below is a breakdown of production and sales for fertilizers and phosphates in 2015 and 2014.

	Year Ended December 31,
	2015	2014
	(In thousands of tons)
Phosphate rock
Production of rock	4,417	3,357
Sales*	1,624	920
Phosphate rock used for internal purposes	2,767	2,398
Fertilizers
Production	1,639	1,590
Sales*	1,584	1,695

____________________

* To external customers.

Geographical distribution of external sales in 2015 and 2014:

	Year Ended December 31,
	2015	2014
Europe	1,146	1,238
Asia	820	798
South America	362	422
North America	213	327
Rest of the world	286	357
Total	2,826	3,142

Potash

Sales

The decrease in sales in the year ended on December 31, 2015 is attributable mainly to the strike at ICL Dead Sea, which led to a decrease in sales, in the amount of approximately $315 million, the impact of the change in currency exchange rates, in the amount of approximately $86 million, mainly from a devaluation of the exchange rates of the euro and the British pound against the dollar, and a decrease in the selling prices, in the amount of approximately $34 million. On the other hand, this decrease was partly offset by an increase in the quantities sold, in the amount of approximately $69 million.

Production and Sales

The quantity of potash sold to external customers in the year ended December 31, 2015 was approximately 775 thousand tonnes lower than in 2014, mainly due to a decrease in the quantities sold to the United States, India, Brazil and China. Production of potash in the year ended December 31, 2015 was approximately 948 thousand tonnes lower than in 2014, due to a decrease in the production in Israel as a result of the strike, which was partly offset by an increase in production in the United Kingdom.

Operating income

The operating income in the year ended December 31, 2015 was impacted by the strike at ICL Dead Sea, in the amount of approximately $193 million, a decrease in the selling prices, in the amount of approximately $34 million, an increase in the cost of sales, due to, among other things, an increase in the quantities sold (excluding the strike impact), in the amount of approximately $22 million, an increase in expenses in connection with update and implementation of the Company’s strategy and additional processes, in the amount of approximately $30 million, update of the provision for arbitration with respect to royalties relating to downstream products in respect of prior years, in the amount of approximately $10 million, a provision for early retirement in ICL UK stemming from implementation of the efficiency plan, in the amount of approximately $6 million, a provision for a legal claim, in the amount of approximately $6 million, and acceleration of the depreciation of the facilities of ICL UK as a result of an update of the potash reserves, in the amount of approximately $6 million. This decrease was partly offset by an increase in the quantities sold, in the amount of approximately $69 million, a decline in the shipping expenses, in the amount of approximately $18 million, as a result of a decline in the shipping prices, the impact of the changes in the currency exchange rates, in the amount of approximately $9 million, compensation received from the Manufacturers Association of Israel for the strike, in the amount of approximately $8 million, a decrease in the energy prices, in the amount of approximately $6 million, income from the first time consolidation of Allana Potash, in the amount of approximately $7 million, and a decline in other operating expenses, in the amount of approximately $21 million, as a result of, among other things, a drop in the number of employees and a decline in the maintenance expenses. The operating income in 2014 was impacted by a provision for arbitration with reference to royalties relating to prior years, in the amount of approximately $8 million.

Fertilizers and Phosphates

Sales

The increase in sales in the year ended December 31, 2015 stems from an increase in the quantities sold, mainly due to the first time consolidation of the joint venture in China (YPH), which gave rise to an increase in sales, in the amount of approximately $159 million, along with an increase in the selling prices of phosphate fertilizers, which gave rise to an increase in sales of approximately $40 million. On the other hand, this increase was partly offset by the impact of the change in the currency exchange rates, in the amount of approximately $123 million, mainly as a result of devaluation of the exchange rate of the euro against the dollar, and a decline in sales as a result of the impact of the fire in a fertilizers production facility in Israel, in the amount of approximately $51 million.

Operating income

The increase in operating income in the year ended December 31, 2015 derives mainly from an increase in the quantities sold, primarily as a result of the first time consolidation of the joint venture in China (YPH), in the amount of approximately $159 million, an increase in the selling prices, in the amount of approximately $40 million, insurance income relating to the fire in a fertilizers production facility in Israel, in the amount of approximately $19 million, a drop in the energy prices, in the amount of approximately $17 million, a decline in shipping expenses due to a decrease in the shipping prices, in the amount of approximately $15 million, and the impact of the change in the currency exchange rates, in the amount of approximately $11 million. On the other hand, this increase was partly offset by an increase in the cost of sales, as a result of an increase in the quantities produced and sold, net of the impact of the fire in the fertilizers production facility in Israel, in the amount of approximately $144 million, a decrease in the operating income, in the amount of approximately $16 million, due to a decline in the quantities produced and sold as a result of the impact of the fire in the fertilizers production facility in Israel, an increase in the prices of raw materials, in the amount of approximately $15 million, deriving mainly from an increase in the sulfur prices and in the area specialty fertilizers, an increase in expenses in connection with update and implementation of the Company’s strategy and additional processes, in the amount of approximately $19 million, an increase in the depreciation expenses, in the amount of approximately $15 million, mainly as a result of a decline in the scope of the mining during the period of the strike at ICL Rotem last year, a provision for system-wide electricity costs in Israel relating to prior periods (June 2013 through December 2014), in the amount of approximately $6 million, an increase in the shipping costs, in the amount of approximately $3 million, as a result of the increase in the quantities shipped, and an increase in other operating expenses, in the amount of approximately $30 million, stemming from, among other things, a current provision for system-wide electricity costs, in the amount of approximately $4 million, and an increase in consulting expenses in connection with closing of the joint venture transaction in China. The operating income last year was impacted by the strike at ICL Rotem, in the amount of approximately $16 million, net of insurance proceeds relating to the strike, in the amount of approximately $8 million.

Production and Sales:

The quantity of the fertilizers sold in the year ended December 31, 2015 is lower than in 2014, mainly due to a decrease in the sales in Brazil and Europe.

Production of phosphate fertilizers, in the year ended December 31, 2015, was approximately 49 thousand tonnes higher than in 2014 as a result of the first-time consolidation of YPH and net of the impact of the fire in the fertilizers production facility in Israel that took place in the second quarter of 2015.

Production of phosphate rock, in the year ended December 31, 2015, was approximately 1,060 thousand tonnes higher than in 2014, as a result of the first-time consolidation of YPH and an increase in production at the rock production facilities.

Industrial Products

	Year Ended December 31,
	2015	2014
	($ millions)
Sales(*)	1,115	1,337
Gross profit	310	380
Operating income (loss)	(24)	(62)
Adjusted operating income(**)	145	128

____________________

(*)	Includes revenues from inter-segment sales

(**)	Adjusted operating income is a non-IFRS number. See “Item 3. Key Information—A. Selected Financial Data” for a definition of adjusted operating income and a reconciliation to the comparable IFRS measure.

Adjusted items in 2015 include the impact, of employee strike at ICL Dead Sea in the amount of about $49 million, an impairment of the value of assets in Israel and the United States, in the amount of $56 million, a provision for early retirement, in the amount of $42 million, a provision for waste removal in the amount of $20 million, and a provision for a legal claim, in the amount of $2 million. Adjusted items in 2014 include a provision for arbitration relating to royalties in respect of prior periods, in the amount of about $ 141 million, and impairment in the value of assets in the United States and Europe, in the amount of approximately $49 million.

Geographical distribution of external sales in 2015 and 2014:

	Year Ended December 31,
	2015	2014
North America	444	455
Europe	389	464
Asia	194	303
South America	31	34
Rest of the world	40	61
Total	1,098	1,317

Sales:

Sales of the ICL Industrial Products segment in the year ended December 31, 2015 were $1,115 million – a decrease of $222 million compared with last year. The impact of the strike at ICL Neot Hovav and ICL Dead Sea decreased sales by approximately $112 million, in addition to the decrease in the quantities sold, in the amount of approximately $78 million, mainly of bromine-based and phosphorous-based flame retardants and elemental bromine, which does not derive from the strike, and the impact of currency exchange rates, in the amount of approximately $45 million. This decrease was partly offset by an increase in the selling prices, which contributed approximately $13 million, mainly of bromine-based flame retardants and of elemental bromine.

Operating income (loss):

The operating loss in the year ended December 31, 2015 totaled $24 million, compared with an operating loss of $62 million last year.

The adjusted operating income in the year ended December 31, 2015, amounted to approximately $145 million, as compared with adjusted operating income of $128 million last year.

The operating loss in the year ended December 31, 2015 was impacted by the strike at ICL Neot Hovav and ICL Dead Sea, in the amount of approximately $58 million, a provision for impairment of the value of assets in Israel and the United States, in the amount of approximately $56 million, a provision for early retirement, in the amount of approximately $42 million, a provision for waste removal in the amount of approximately $20 million, and a provision for a legal claim, in the amount of approximately $2 million. On the other hand, the Company received compensation from the Manufacturers Association of Israel in respect of the strike, in the amount of approximately $9 million. The operating loss in 2014 was impacted by a provision for arbitration in respect of royalties relating to prior periods, in the amount of approximately $141 million, and from an impairment in the value of assets in the United States and Europe, in the amount of approximately $49 million.

The adjusted operating income in the year ended December 31, 2015 was favorably impacted, mainly due to an increase in the selling prices, in the amount of $13 million, primarily of bromine-based flame retardants and elemental bromine, a decline in the energy and raw-material prices, in the amount of approximately $13 million, a decline in the shipping prices, in the amount of approximately $4 million, and a decrease in other operating expenses, in the amount of approximately $11 million, mainly payroll expenses resulting from the implementation of the efficiency plan. This increase was partly offset by the mix of products sold and by a decrease in the quantities produced and sold, in the amount of approximately $14 million, and an increase in the expenses relating to the update and implementation of the Company’s strategy and additional processes, in the amount of approximately $10 million.

Performance Products

	Year Ended December 31,
	2015	2014
	($ millions)
Sales*	1,472	1,614
Gross profit	409	536
Operating income	319	197
Adjusted operating income**	139	192

____________________

(*)	Includes revenues from inter-segment sales

(**)	Adjusted operating income is a non-IFRS number. See “Item 3. Key Information—A. Selected Financial Data” for a definition of adjusted operating income and a reconciliation to the comparable IFRS measure. The adjusted items in 2015 include the impact, of income from sales of non core businesses, in the amount of $214 million and, an impairment in value of assets in Germany, in the amount of $34 million. The adjusted item in 2014 include an income from entry into the consolidation, in the amount of $36 million and, an impairment in value of assets of subsidiaries in Europe, in the amount of $22 million, and an increase in costs due to the strike at ICL Rotem, in the amount of approximately $9 million.

Geographical distribution of external sales in 2015 and 2014:

	Year Ended December 31,
	2015	2014
North America	538	522
Europe	524	671
South America	173	90
Asia	99	191
Rest of the world	54	59
Total	1,388	1,533

Sales

The total sales in the year ended on December 31, 2015 amounted to $1,472 million, a decrease of $142 million compared with last year. This decrease stems from a decline in the quantities sold, as a result of sale of non-core businesses (net of revenue from services in a subsidiary in Germany which is not part of the Company’s core businesses and which is designated for sale), in the amount of approximately $355 million, and the impact of the changes in currency exchange rates, in the amount of approximately $79 million, mainly from the devaluation of the euro and the Brazilian real against the dollar. On the other hand, there was an increase in the quantities sold, mainly due to the first-time consolidation of companies acquired, in the amount of approximately $291 million, and an increase in the selling prices, in the amount of approximately $1 million.

Operating income

The segment’s operating income in the year ended on December 31, 2015 amounted to $319 million, an increase of $122 million compared with last year. Adjusted operating income amounted to $139 million, compared with adjusted operating income of $192 million in 2014. The rate of the adjusted operating income from the sales amounted to 9%, compared with 12% last year

The results in the period of the report were impacted by income from sales of non-core businesses, in the amount of approximately $214 million and, on the other hand, by an impairment in value of assets in Germany, in the amount of approximately $34 million. The operating income last year was impacted by income from entry into the consolidation, in the amount of approximately $36 million and, on the other hand, by an impairment in value of assets of subsidiaries in Europe, in the amount of approximately $22 million, and an increase in costs due to the strike at ICL Rotem, in the amount of approximately $10 million (net of insurance proceeds relating to the strike, in the amount of approximately $1 million).

The decrease in the adjusted operating income in the year ended on December 31, 2015, is mainly due to a decline stemming mainly from sale of non-core businesses, in the net amount of approximately $42 million, an increase in operating expenses in connection with update and implementation of the Company’s strategy and additional processes, in the amount of approximately $10 million, the impact of the changes in the currency exchange rates, in the amount of approximately $7 million, an increase in the depreciation expenses in the amount of approximately $2 million, an impairment in value of inventory, in the amount of approximately $1 million, an increase in the shipping expenses, in the amount of approximately $1 million, due to an increase in the quantities sold, an increase in other operating expenses, in the amount of approximately $37 million, as a result of, among other things, salaries expenses stemming from expansion of the marketing set-up in the food sector, due to implementation of the Company’s strategy, an increase in personnel in some of the production lines due to an increase in the quantities sold as a result of a shortage of raw materials and acquisition from third parties, as a result of shutdown of the ammonia tank due to the fire in a fertilizers production facility in Israel, consulting costs with respect to improvement of processes with the goal of operational efficiency, and consulting costs with respect to completion of the acquisition of companies in the food sector. On the other hand, this decrease was partly offset by an increase in the quantities sold, including the first-time consolidation of companies acquired, in the amount of approximately $38 million, a decline in raw-material prices, in the amount of approximately $8 million, and an increase in the selling prices, in the amount of approximately $1 million.

Segment Information for Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

	Year Ended December 31,
Sales by segment	2014	2013
	($ millions)
ICL Fertilizers	3,401	3,655
ICL Industrial Products	1,337	1,297
ICL Performance Products	1,614	1,575
Others and setoffs	(241)	(255)
Total	6,111	6,272

____________________

Note: The sales data for the segments are before setoffs of inter-segment sales.

	Year Ended December 31,
Operating income by segment	2014	2013
	($ millions)
ICL Fertilizers	670	820
ICL Industrial Products	(62)	115
ICL Performance Products	197	196
Other and offsets	(47)	(30)
Operating income(consolidated)	758	1,101

Fertilizers

Below is a breakdown of the sales, gross profit and operating income of our Fertilizers segment in 2014 and 2013, by areas of operation (before setoffs of inter-segment sales):

	Year Ended December 31,
	2014	2013
Sales(*)
Potash	1,816	2,027
Fertilizers and phosphate	1,678	1,754
Gross profit
Potash	865	1,073
Fertilizers and phosphate	421	424
Operating income
Potash	536	740
Fertilizers and phosphate	133	79
Adjusted operating income(1)
Potash(2)	544	740
Fertilizers and phosphate(3)	141	139

____________________

(*)	Includes revenues from inter-segment sales.

(1)	Adjusted operating income is a non-IFRS number. See “Item 3. Key Information—A. Selected Financial Data” for a definition of adjusted operating income and a reconciliation to the comparable IFRS measure.

(2)	Adjusted items in 2014 include a provision for arbitration relating to royalties in respect of prior periods, in the amount of about $ 8 million.

(3)	Adjusted items in 2014 include the impact of the strike at ICL Rotem, in the amount of about $ 16 million, net of receipt of strike insurance reimbursement, in the amount of about $ 8 million. Adjusted items in 2013 include a provision for early retirement at ICL Rotem, in the amount of about $ 60 million.

Potash – Production, Sales and Closing Inventories

Below is a breakdown of production, sales and closing inventories for potash in 2014 and 2013.

	Year Ended December 31,
	2014	2013
	(In thousands of tons)
Production	5,143	5,155
Sales to external customers	5,034	4,712
Sales to internal customers	321	323
Total sales (including internal sales)	5,355	5,035
Closing inventory	914	1,126

Phosphates – Production and Sales

Below is a breakdown of production and sales for fertilizers and phosphates in 2014 and 2013.

	Year Ended December 31,
	2014	2013
	(In thousands of tons)
Phosphate rock
Production of rock	3,357	3,578
Sales(*)	920	879
Phosphate rock used for internal purposes	2,398	2,577
Fertilizers
Production	1,590	1,747
Sales(*)	1,695	1,695

____________________

(*)	To external customers.

Geographical distribution of external sales in 2014 and 2013.

	Year Ended December 31,
	2014	2013
Europe	1,238	1,272
Asia	798	959
South America	422	604
North America	327	194
Rest of the world	357	351
Total	3,142	3,381

Potash

Sales:

The decrease in revenues in 2014, compared with the previous year, stems from a decrease in selling prices, which led to a decrease in sales, in the amount of about $ 325 million. In contrast, this decrease was partly offset by an increase in quantities sold, which led to an increase in revenues, in the amount of about $ 103 million and from the impact of the change in the currency exchange rates, in the amount of about $ 12 million.

Operating income

The decrease in operating income in 2014 stems mainly from a decrease in the selling prices of potash, which led to a decline, in the amount of about $ 325 million, an increase in the cost of sales due to an increase in quantities sold, in the amount of about $ 19 million, and from an expense in connection with a provision for arbitration relating to royalties in respect of prior periods, in the amount of about $ 8 million. On the other hand, this decrease was partly offset by the impact of the increase in quantities of potash sold, in the amount of about $ 103 million, a decline in the energy costs, in the amount of about $ 35 million, from a decline in shipping expenses, in the amount of about $ 7 million, and from a decline in other operating expenses, in the amount of about $ 3 million.

Production and Sales

The quantity of potash sold to external customers in 2014 is about 322 thousand tonnes higher than in 2013, mainly due to an increase in the quantities sold to China, the United States and Europe, which was partly offset by a decline in the quantities sold to India and South America. Production of potash in 2014 was about 12 thousand tonnes lower, than in 2013, as a result of a decrease in production in Israel, due to, among other things, labor interruptions at ICL Dead Sea, which was partly offset by an increase in production in the United Kingdom and in Spain.

Fertilizers and Phosphates

Sales:

Revenue from fertilizers and phosphates derive from sales in and outside Israel of phosphate rock, fertilizers (including phosphate fertilizers, compound, liquid and fully soluble fertilizers and slow-release and controlled-release fertilizers), phosphoric acid used as a raw material for fertilizer production (“green acid”) and other products.

The decrease in sales in 2014 stems from a decrease in selling prices of phosphate fertilizers, which caused a decrease in the sales of about $ 94 million. This decrease was partly offset as a result of the change in the currency exchange rates, in the amount of about $ 18 million.

Operating income

The increase in operating income in 2014 derives mainly from a decrease in the prices of raw materials, in the amount of about $ 33 million, from a decline in salaries expenses, in the amount of about $ 36 million, mainly as a result of the retirement of employees at ICL Rotem, from changes in currency exchange rates, in the amount of about $ 3 million, a drop in shipping expenses due to a fall in the quantities sold in the amount of about $ 2 million, and a decline in other operating costs, in the amount of about $ 22 million, due to, among other things, a decrease in maintenance costs and costs of contractors. On the other hand, this increase was partially offset by a fall in selling prices, in the amount of about $ 94 million, and the impact of the strike at ICL Rotem, in the amount of about $ 16 million, net of receipt of strike insurance reimbursement, in the amount of about $ 8 million. Operating income in 2013 was impacted by a provision for early retirement at ICL Rotem, in the amount of about $ 60 million.

Production and Sales

Production of phosphate fertilizers and phosphate rock, in 2014, was 157 thousand tonnes and 221 thousand tonnes lower, respectively, compared 2013, as a result of the strike at ICL Rotem that took place in the first half of 2014 and the damage caused to ICL Rotem’s sulfuric acid production facility.

Industrial Products

	Year Ended December 31,
	2014	2013
	(In thousands of tons)
Sales(*)	1,337	1,297
Gross profit	380	390
Operating income (loss)	(62)	115
Adjusted operating income(**)	128	150

____________________

(*)	Includes revenues from inter-segment sales

(**)	Adjusted operating income is a non-IFRS number. See “Item 3. Key Information—A. Selected Financial Data” for a definition of adjusted operating income and a reconciliation to the comparable IFRS measure.

Adjusted items in 2014 include a provision for arbitration relating to royalties in respect of prior periods, in the amount of about $ 141 million, and impairment in the value of assets in the United States and Europe, in the amount of approximately $49 million. Adjusted items in 2013 include an impairment of the value of assets, in the amount of $10 million, and a provision for waste removal in the amount of $25 million.

Geographical distribution of external sales in 2014 and 2013:

	Year Ended December 31,
	2014	2013
North America	455	384
Europe	464	474
Asia	303	322
South America	34	35
Rest of the world	61	62
Total	1,317	1,277

Sales

Sales of ICL-IP in 2014 were about $1,337 million – an increase of about $40 million compared with 2013. This increase stems from an increase in quantities sold, mainly of bromine-based flame retardants, bromine-based and chlorine-based biocides used for water treatment, inorganic bromine products and magnesium products, in the amount of about $65 million. This increase was partly offset by a decline in selling prices, mainly of inorganic bromine products and bromine-based flame retardants, which reduced sales by about $22 million, as well as the impact of the currency exchange rates, in the amount of about $3 million.

Operating income (loss)

The operating loss in 2014 totaled about $62 million, compared with operating income of about $115 million in 2013. Adjusted operating income, as detailed below, in 2014, amounted to about $128 million, compared with adjusted operating income in 2013, in the amount of about $150 million. The rate of adjusted operating income out of the sales amounted to about 9.6% in 2014, compared with an adjusted operating income rate in 2013 of about 11.5%.

The decrease in operating income is primarily a result of expenses incurred due to a provision for royalties arbitration relating to prior periods in the amount of about $141 million, an impairment of assets in subsidiaries in the US and Europe, in the amount of about $49 million, a decrease in selling prices, which led to a decrease in profitability of about $22 million, the impact of changes in currency exchange rates, in the amount of about $15 million, an increase in royalty expenses relating to the current period as a result of the arbitration ruling, in the amount of about $12 million, an increase in shipping expenses due mainly to an increase in quantities sold, in the amount of about $8 million, and an increase in other operating expenses, in the amount of about $4 million. This decrease was partly offset by an increase in quantities sold and a change in the mix of the quantities of various products sold, which led to an increase in income of about $24 million, and a decrease in raw-material and energy prices, which contributed about $15 million to profitability. The operating income in 2013 was impacted by a provision for treatment of waste and an impairment of assets, in the amounts of about $25 million and about $10 million, respectively.

Performance Products

	Year Ended December 31,
	2014	2013
	($ millions)
Sales(*)	1,614	1,575
Gross profit	536	526
Operating income	197	196
Adjusted operating income(**)	192	196

____________________

(*)	Includes revenues from inter-segment sales

(**)	Adjusted operating income is a non-IFRS number. See “Item 3.Key Information—A. Selected Financial Data” for a definition of adjusted operating income and reconciliation to the comparable IFRS measure. The adjusted item in 2014 include an income from entry into the consolidation, in the amount of $36 million and, an impairment in value of assets of subsidiaries in Europe, in the amount of $22 million, and an increase in costs due to the strike at ICL Rotem, in the amount of approximately $9 million.

Geographical distribution of external sales in 2014 and 2013:

	Year Ended December 31,
	2014	2013
North America	522	559
Europe	671	615
South America	90	87
Asia	191	177
Rest of the world	59	59
Total	1,533	1,497

Sales

Total sales in 2014 amounted to approximately $1,614 million, an increase of approximately $39 million compared with 2013. This increase stems from the first-time consolidation of companies acquired during 2014, in the amount of approximately $56 million, and from an increase in selling prices of approximately $12 million. These impacts were partly offset by a decrease in quantities sold of approximately $21 million, and the impact of changes in currency exchange rates, in the amount of approximately $7 million.

Operating income

The segment’s operating income in 2014 amounted to approximately $197 million, an increase of approximately $2 million compared with 2013. This increase stems mainly from income due to entry into the consolidation, in the amount of $36 million, resulting from acquisition of the entire holdings in Fosbrasil S.A. (hereinafter – “Fosbrasil”) which led to an increase from a rate of holdings of 44.25% to 100%, resulting in the consolidation of, Fosbrasil in the Company’s financial statements, and from an increase in selling prices, in the amount of approximately $12 million. This increase was partially offset by an impairment in value of assets in subsidiaries in Europe, in the amount of approximately $22 million, an increase in costs due to the strike at ICL Rotem in the amount of approximately $10 million (net of the insurance reimbursement received on account of the strike, in the amount of approximately $1 million), a decline in quantities sold, net of first-time consolidation of companies acquired during 2014, in the amount of approximately $9 million, and an increase in raw-material prices in the amount of approximately $5 million.

B. LIQUIDITY AND CAPITAL RESOURCES

Overview

As at December 31, 2015, ICL had a balance of approximately $161 million in cash and cash equivalents. As at December 31, 2015, the Company's net financial liabilities were approximately $3,230 million, including approximately $2,805 million of long-term debt (excluding current maturities) and debentures, and approximately $673 million of short-term debt (including current maturities of long-term debt).

The Company’s policy is to secure sources of financing for its operating activities and investments, while diversifying the sources of financing among various financial instruments, and between local and international financing entities. The Company’s sources of financing are short- and long-term loans from banks (mainly international banks) and institutional entities in Israel, debentures issued to institutional investors in Israel and the United States, and securitization of customer receivables whereby some of our subsidiaries sell their customer receivables in return for a cash payment. The Company’s policy is to fully utilize the various financing facilities according to our cash flow requirements, alternative costs and market conditions.

ICL’s management believes that its sources of liquidity and capital resources, including working capital, are adequate for its current requirements and business operations and should be adequate to satisfy its anticipated working-capital requirements during the next twelve months, along with its capital expenditures and other current corporate needs. We expect to incur additional long-term debt during 2016, subject to the market conditions.

Distributions of dividends to ICL from its subsidiaries and transfers of funds through certain countries may under certain circumstances result in the creation of tax liabilities. However, taxation on dividend distributions and funds transfers have not had and are not expected to have a material impact on the Company’s ability to meet its cash obligations.

In addition to the Company’s operating expenses, including its debt service, capital expenditures and dividend payments, in 2015, the Company was required to make a one-time payment, in the amount of $152 million, to the State of Israel as a result of the recent partial arbitration ruling concerning royalties, issued on May 19, 2014. For additional information, see “Item 8. Financial Information—Legal Proceedings—Arbitration concerning Royalties at ICL Dead Sea Ltd.” Moreover, in March 2015, the Company completed the acquisition of Prolactal, a leading European producer of dairy proteins for the food and beverage industry, for a total consideration of about $90 million. In June 2015, the Company acquired the balance of Allana’s shares (approximately 83.78%) for a total consideration of approximately $112 million, of which approximately $96 million was in cash, and approximately $16 million was by means of issuance of 2,225,337 ordinary shares of the Company, and in October 2015, the Company completed the establishment of the Joint Venture (YPH JV) with Yunnan Phosphate Chemicals Group Corporation Ltd. (“YTH”), China’s leading phosphate producer, for a total consideration of approximately $180 million. In January 2016, the purchase of 15% of the equity of YTH was completed by the Company (this purchase was one of the terms for closing the YPH deal), after the transaction was approved by the PRC Ministry of Commerce and the China Securities Regulatory Commission (CSRC), for a total consideration of approximately $250 million. During 2015, the Company completed the sales of the alumina, paper and water business (APW), the thermoplastic products for the footwear industry (Renoflex), the hygiene products for the food industry (Anti Germ) and the pharmaceutical and gypsum businesses (PCG), for a total consideration of approximately $364 million.

On October 29, 2015, the credit rating company Standard & Poor’s revised its rating outlook of the Company’s credit, which is rated BBB (together with the rating of the debentures) from stable to negative. The Company’s local credit rating in Israel by Standard and Poor’s Maalot remained unchanged at ilAA, with a stable rating outlook.

Subsequent to the balance sheet date, Fitch Ratings Services revised its rating outlook of the Company's credit, which is rated BBB (together with the rating of the debentures) from stable to negative.

Sources and Uses of Cash

The following table sets forth our cash flows for the periods indicated:

	Year Ended December 31,
	2015	2014	2013
	($ millions)
Net cash provided by operating activities	573	893	1,127
Net cash used in investing activities	(547)	(996)	(840)
Net cash provided by (used in) financing activities	15	70	(309)

Operating Activities

Net cash flows from operating activities are a significant source of liquidity for the Company. In 2015, the net cash provided by operating activities was approximately $573 million, compared with approximately $893 million last year. Most of the decline in cash flows from operating activities derives from the decline in the net income, mainly as a result of the strike at ICL Dead Sea and ICL Neot Hovav, and after eliminating the capital gain in the amount of $364 million from sale of the companies that are not part of the Company’s core businesses which are included in the cash flows from investing activities, an increase in the working capital due to payment of royalties in respect of prior periods, payments relating to retirement of employees, changes in the fair value of derivatives, changes in the balance of the trade receivables stemming from increased sales of potash upon conclusion of the strike, an increase in current interest payments and a payment relating to an operating lease on the concession site acquired in China. The cash flows from operating activities, together with the increase in the financial liabilities, were the source used to fund payment of the dividends, investments in property, plant and equipment, and acquisition of operations.

The cash flows from operating activities in 2014 amounted to approximately $893 million, compared with approximately $1,127 million in 2013. Most of the decline in cash flows from operating activities derives from the decline in income, after setting off the change in working capital in the “trade payables” category, mainly as a result of the decline in fair value of derivatives (after setting off the effect of changes in trade receivables and inventory) and from adjusting non-cash accounting expenses and income in respect of impairment of assets and income from entry into consolidation.

Investing Activities

In 2015, the net cash used in investing activities was approximately $547 million, compared with approximately $996 million in 2014. The decrease in cash used in investing activities derives mainly from a drop in investments in property, plant and equipment, mainly as a result of the strike at ICL Dead Sea and ICL Neot Hovav (approximately $502 million compared to approximately $752 million) after setting off the effect of payments paid to property, plant, and equipment suppliers in 2015 and business combinations, in the amount of approximately $351 million. These impacts were partially offset by the sale of companies that are not part of the Company’s core businesses, in the amount of approximately $364 million and an increase in investments in intangible assets.

In 2014, net cash used in investing activities was approximately $996 million, compared with approximately $840 million in 2013. In 2014, investments in property, plant, and equipment declined, mainly as a result of the completion in 2013 of the major part of the work on the construction of a partition in the dikes that surround Pond 5 at the Dead Sea. The cash flows used for investments in property, plant, and equipment in 2014 declined compared with 2013 (approximately $752 million compared to $827 million) as a result of the decline in said investments after setting off the effect of payments paid to property, plant, and equipment suppliers. Nonetheless, the cash flow used in investing activities increased in 2014, mainly as a result of the increase in payments for business combinations, investments in intangible assets, and investments in investees treated under the equity method.

Financing Activities

Net cash provided by financing activities in 2015 amounted to approximately $15 million, as compared to $70 million in 2014. The primary reason for the net decrease in cash from financing activities is the reduction in the net amount of the long-term and short-term loans taken out in 2015, in the amount of $363 million, in contrast with $916 million in 2014, mainly due to a special dividend payment in March 2014, in the amount of $500 million, and the decrease in investment activities in 2015, which was partly offset by the decrease in cash flow from current activities, as specified above. Nonetheless, the Company’s net debt increased as a result of first-time consolidation of the net financial liabilities of the YPH JV in China.

The net cash provided by financing activities in 2014 amounted to $70 million, compared to $309 million used in financing activities in 2013. The primary factor causing the increase in net cash provided by financing activities was the increase in the taking out of net long-term loans in 2014 in the amount of approximately $916 million, compared with approximately $325 million in 2013, as a result of the increase in investment activities in 2014 and the decrease in cash flow from current activities, as specified above, and the increase in dividends paid in the amount of approximately $211 million as a result of a special dividend in the amount of approximately $500 million that was paid in March 2014.

As at December 31, 2015, the Company’s non-current liabilities consisted of loans from financial institutions in the amount of approximately $1,740 million and debentures in the amount of approximately $1,065 million. For information about the currencies in which the Company’s liabilities are denominated and their interest rates, see Note 17 to the Company’s financial statements. As at December 31, 2015, the Company had approximately $519 million of unutilized long-term credit lines.

Subsequent to the balance sheet date, the Company increased its financial liabilities in order to finance the purchase of 15% of the shares of the public company Yunan Yuntianhua, the shares of which are traded on the Chinese stock exchange, in the aggregate amount of approximately $250 million, through the utilization of long-term credit lines, in the amount of approximately $200 million.

A portion of ICL’s loans bear variable interest rates based on the short-term LIBOR rate for a period of one to twelve months, plus a margin as defined in each loan agreement. Therefore, the Company is exposed to changes in the cash flows arising from changes in these interest rates. Some of the loans and debentures issued by ICL bear fixed interest for the entire loan period. The Company hedges part of this exposure using financial instruments to fix the range of the interest rates, in order to conform the actual interest-rate structure to the projections regarding the anticipated developments in the interest rates.

For a description of material financial covenants in the Company’s loan agreements and any potential risk relating to compliance with them – see Note 17 to the Company’s financial statements.

Credit Agreements

In December 2010, the Company received a loan from a European Bank in the amount of €100 million. The loan was repaid on December 15, 2015.

On March 23, 2015, ICL entered into an agreement with a group of eleven international banks, which will provide ICL a revolving credit facility in the total amount of $1,705 million, on the following terms:

a.	The loan agreement is for a term of five full years from the signing date of the credit facility.

b. The loan agreement does not include an undertaking for minimum use of the credit facility. A non-utilization fee will be at the rate of 0.21% per year.

c.	Annual interest will apply to the amount of the loan actually used, scaled to the amount of the credit facility actually used, as follows:

• Up to 33% use of the credit:	Libor + 0.7%.
• From 33% to 66% use of the credit:	Libor + 0.8% (on the entire sum used).
• 66% or more use of the credit:	Libor + 0.95% (on the entire sum used).

d.	ICL has an option to choose between a dollar loan and a euro loan.

e.	Under the loan agreement, ICL undertook restrictions that include financial covenants (which are identical to the financial covenants applicable to the Company’s prior loans, as detailed in Note 17D), a cross-default mechanism and a negative pledge.

This loan agreement replaced credit facilities taken out in March 2011 and in December 2011 in the aggregate amount of $1,325 million for a period of five years and credit lines in the amount of $125 million that were taken out in the beginning of 2014, all of which were repaid during the period of the report. As of December 31, 2015, this credit facility has been utilized in the amount of $1,330 million. Subsequent to the balance sheet date, the loan agreement termination date was extended for a period of one year, until March 2021. The amount and credit terms of the loan agreement remain unchanged.

In March 2014, the Company entered into an agreement with a European bank, under which the bank granted a credit facility of €100 million and $100 million. This credit facility is for a period of six years and is payable in entirety at the end of the period. The dollar credit facility bears variable interest on the basis of Libor plus a margin of between 0.9% and 1.4%. The euro credit facility bears variable interest on the basis of Euribor plus a margin of between 0.9% and 1.4%. The non-utilization commission is 0.32% per year. On March 23, 2015, the dollar credit facility was decreased to $35 million on the same terms. As at December 31, 2015, both the dollar and the euro credit facilities were not utilized.

On September 11, 2012, the Company received a loan in the amount of $50 million from a third party. The loan was repaid on December 11, 2015, and another loan was taken out, in the same amount, bearing interest at the three-month Libor rate plus a margin of 0.6%. This loan will be renewed every three months.

In December 2012, the Company entered into a credit facility agreement with a European bank for a loan of approximately €100 million. As at December 31, 2015, the Company utilized the full amount of the euro facility and the loan was fixed as a dollar loan, in the amount of approximately $129 million. This amount is scheduled for repayment in December 2019. The interest rate on this credit is LIBOR plus 1.4%.

In November 2013, the Company signed a loan agreement with several institutional entities, in the amount of approximately NIS 600 million, bearing fixed interest at a rate of 4.74%. The loan is payable in installments starting from 2015 and up to 2024. As at December 31, 2015, the total amount of the loan is approximately $148 million (approximately NIS 576 million).

In June 2014, the Company signed loan agreements with a number of international institutional entities in the aggregate amount of approximately €57 million and approximately $45 million. The proceeds of these loans were received in July 2014. The loans are to be repaid in a period of between five to ten years, where some of the loans bear fixed interest in the range of 2.1% to 3.75%, some bear variable interest based on LIBOR plus 1.55% and some bear variable interest based on Euribor plus a margin of 1.4% to 1.7%.

In December 2014, the Company signed a loan agreement in the amount of 161 million Brazilian reals with a European bank. The loan is payable in installments starting from 2015 and running up to 2021. The loan bears CDI interest (Brazilian Interbank Certificates of Deposits) plus a margin of 1.35%. As of December 31, 2015, the total amount of the loan is approximately 149 million Brazilian reals (approximately $38 million).

During 2015, the Company received a number of short-term loans from Israeli banks. As at December 31, 2015, the total amount of the loans was approximately $30 million.

In October 2015, as part of establishment of the YPH JV, the Company consolidated for the first time the short-term loans of the joint venture, in the amount of 1,682 million Chinese yuans (about $259 million), which were received from a Chinese bank and from the partner in the YPH JV. Most of the loans bear annual interest at a fixed rate of 4.6%-5.89% and they are scheduled for repayment in 2016.

Securitization Transaction

In July 2015, the Company and certain Group subsidiaries (hereinafter – “the Subsidiaries”) signed a series of agreements regarding a securitization transaction with three international banks for the sale of their customer receivables to a foreign company which was established specifically for this purpose and which is neither owned nor controlled by the ICL Group (hereinafter – “the Acquiring Company”).

This agreement replaces the prior securitization agreement, in the amount of $350 million, which came to an end in July 2015. The main structure of the new securitization agreement is the same as the prior securitization agreement. The Company’s policy is to utilize the securitization limit based on its cash-flow needs, alternative financing sources and market conditions. The new securitization agreement will expire in July 2020. In the agreement, ICL undertook to comply with a financial covenant whereby the ratio of net debt to EBITDA will not exceed 4.75. If ICL does not comply with the said ratio, the Acquiring Company is allowed to discontinue acquiring new trade receivables (without affecting the existing acquisitions). As at the date of this Annual Report, ICL is in compliance with the aforementioned financial covenant.

The Acquiring Company finances acquisition of the debts by means of a loan received from a financial institution, which is not related to ICL, which finances the loan out of the proceeds from the issuance of commercial paper on the U.S. commercial paper market. The repayment of both the commercial paper and the loan are backed by credit lines from the Lending Banks. The amount of cash that will be received in respect of the sale of the customer debts in the securitization transaction will be up to $405 million.

The acquisitions are on an ongoing basis, such that the proceeds received from customers whose debts were sold are used to acquire new trade receivables. The period in which the Subsidiaries are entitled to sell their trade receivables to the Acquiring Company is five years from the closing date of the transaction, where both parties have the option at the end of each year to give notice of cancellation of the transaction.

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

In addition, as part of the agreements a number of conditions were set in connection with the quality of the customer portfolios, which gives the Lending Banks the option to end the undertaking or determining that some of the Subsidiaries, of which the customer portfolios do not meet the conditions provided, will no longer be included in the securitization agreement.

The securitization of trade receivables does not meet the conditions for disposal of financial assets prescribed in International Standard IAS 39, regarding Financial Instruments – Recognition and Measurement, since the Group did not transfer all of the risks and rewards deriving from the trade receivables. Therefore, the receipts received from the Acquiring Company are presented as a financial liability as part of the short-term credit. As at December 31, 2015, utilization of the securitization facility and the balance of the trade receivables included in this framework amounted to $285 million (as at December 31, 2014 – approximately $290 million).

Once the Company has transferred its trade receivables, it no longer has the right to sell them to another party. In the case of a credit default, the Company bears 30% of the total balance of the trade receivables.

2005 Debentures

In 2005, the Company issued debentures to institutional investors in a private issuance in the United States in the amount of $125 million bearing fixed interest. As at December 31, 2014, the outstanding balance of the debentures was approximately $67 million, bearing fixed interest at a rate of 5.72%. On March 3, 2015, the debentures were repaid in full.

2013 Debentures

In November 2013, a wholly-owned and controlled subsidiary of the Company entered into an agreement with institutional and international investors to make a private offering in the United States of unregistered debentures in an amount of $275 million. The proceeds in respect of the issuance were received in January 2014.

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

2014 Debentures

On December 2, 2014, the Company completed the private issuance of senior notes pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended, to institutional investors in the U.S., Europe, and Israel, in an aggregate principal amount of $800 million, scheduled for repayment on December 2, 2024. The notes bear an annual coupon of 4.5% to be paid in semi-annual installments, on June 2 and December 2 of each year. The notes were issued at a price of 99.285% to yield 4.59%. The proceeds received by the Company for the debentures amount to about $794 million. The notes have been rated BBB (stable) by Standard and Poor’s and by Fitch Rating Ltd. The notes are registered for trading in the TACT Institutional, by the Tel-Aviv Stock Exchange Ltd.

On October 29, 2015, Standard & Poor’s revised its rating outlook of the Company’s credit, which is rated BBB (together with the rating of the debentures) from stable to negative.

Subsequent to balance sheet date, Fitch Ratings Services revised its rating outlook of the Company’s credit, which is rated BBB (together with the rating of the debentures) from stable to negative.

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

In computing pension liability, we use various assessments. These assessments include, among other things, the interest rate for discounting our pension liability and the pension fund assets, assessments regarding the long-term increase in wages and an assessment of the life expectancy of the group of employees entitled to a pension. Assessment of the interest rate for purposes of discounting our pension liability and the pension fund assets is based on the rate of return on bonds of corporations operating in countries where an active market exists for corporate bonds and on the rate of return on government bonds for companies operating in countries where there is no active market for corporate bonds. The rate of return on long-term bonds changes according to market conditions. As a result the discount rate will also change as will the pension liability and the pension fund assets will change accordingly. The assessment regarding the increase in wages is based on our forecasts in accordance with past experience and existing labor agreements. Such assessments may be different than the actual wage increases. The life expectancy assessment is based on actuarial research published in each country. This research is updated every several years, and accordingly the life expectancy assessment may be updated.

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

Impairment of Assets IAS 36

We examine at every reporting date whether there have been events or changes in circumstances indicating that there has been an impairment of one or more non-monetary assets. When there are indications of impairment, an examination is made as to whether the carrying amount of the investment can be recovered from the discounted cash flows anticipated to be derived from the asset, and if necessary, we record an impairment provision up to the amount of the recoverable value. Assessment of the impairment of goodwill and of other intangible assets having an indefinite useful is performed once a year or more frequently when indications of impairment exist.

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

Taxes on Income

The Company and the group companies are subject to income taxes in numerous jurisdictions and, therefore, our management is required to exercise considerable judgment in order to determine the aggregate provision for taxes. A provision in respect of uncertain tax positions is recorded where it is more likely than not that a flow of economic resources will be required in order to discharge the obligation. For details – see Note 20 to the Company’s financial statements. In the estimation of Company Management, based on its legal advisors, the chances that at the end of the appeal process the Company’s contentions will be accepted exceed the chances that they will be rejected and, accordingly, no provision for tax has been included in the financial statements as a result of said assessment.

The deferred taxes are computed according to the tax rates expected to apply when the timing differences are realized, as stated in Note 3 to our audited financial statements. The tax rate expected to apply upon the realization of the timing differences applying to Benefited Enterprises in Israel entitled to tax benefits is based on forecasts of future revenues to be earned by such Benefited Enterprises in proportion to our total revenues. For additional information about Benefited Enterprises in Israel, see “Item 10. Additional Information—E. Taxation.” Changes in these assessments could lead to changes in the book value of these tax assets, the tax liabilities and the results of operations.

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

Principal Capital Expenditures and Divestitures

We had capital expenditures of approximately $947 million, $958 million and $1,270 million in 2013, 2014 and 2015, respectively. The above capital expenditures include investments in fixed and intangible assets including such items which were consolidated as part of business combinations in the said years. Our principal capital expenditures since January 1, 2013 have consisted of work on the dike surrounding the evaporation ponds of our Fertilizers segment at the Dead Sea, construction work with respect to a new power station at Sodom, investments as part of a plan to gradually increase the production capacity of the Sodom plans, investments to increase the production capacity of our mines in Europe and improvements in our logistics setup and the purchase and refurbishing of isotanks for transporting bromine. We are financing our capital expenditures from cash flows from operations and from credit facilities.

Our capital expenditures in 2015 are primarily in Israel and Spain, and include expansion of our potash production capacity at the Suria site in Spain (mine, facilities and logistics), the new power station in Sodom and continuation of the investment in the Harmonization project (planning and establishment of one centralized ERP system, for each company). In addition, the Company is the examination, planning and evaluation stages in connection with large projects in Africa and China. The Company is funding these capital expenditures using cash flows from operations and our credit facilities. The Company is continuing the arrangement stemming from the agreement between Dead Sea Works and the State of Israel regarding financing of the costs of the dike (the temporary defenses stage) pursuant to which Dead Sea Works will bear 39.5% of the financing and the State of Israel will bear the rest. For additional details regarding this agreement – see Note 23 to our audited financial statements.

According to the Company’s strategy, from time to time various possibilities are examined in connection with its non-core activities, including the sale thereof. Accordingly, in 2015 the Company completed sale of the APW (Alumina, Paper, Water), Rhenoflex, Pharma/Cosmetics/Gypsum, Medentech and the Anti-Germ businesses, which produced over $350 million positive cash flows. In March 2016 we successfully completed the sale of Clearon (chlorine-based biocide activities in USA) in accordance with ICL strategy. Additional divestiture opportunities in our non-core businesses include IDE.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and development

In 2015, we significantly expanded our research activities with third parties in our core areas: agriculture, food, and industrial materials. Also included in these activities are: establishment of an agronomical research collaboration between ICL group and the Volcani Center, whose activities are based in Gilat in the Southern part of Israel, and establishment of a research center in Kunming in China for development of phosphorous-based processes and products as part of the transaction for establishment of the YPH JV (joint venture). The incubator (ICL Innovation) operations, which focus mainly on technologies in the initial stages of development and are high risk in comparison with ordinary research and development projects, include 7 on-going projects and 4 new approved ones. During 2015, two projects were transferred from ICL Innovation to two ICL business units for further development and commercialization.

The cross-segment development teams that were set up in 2014 by the ICL R&D Management Forum, headed by the CTO, are continuing to work together based on common areas of interest and operations in order to promote the application of new products and technologies.

Several of the defined goals of the research and development operations are directed at the expansion of our new products and new technologies portfolio, activities to improve processes in our manufacturing facilities (reducing costs per ton), and cultivating technological human capital.

Our R&D expenses, net were $83 million, $87 million and $74 million in 2013, 2014 and 2015, respectively.

Our Fertilizers segment’s R&D activities in 2015 focused on the following items:

•	Improvement of processes and reduction of costs in the phosphates and potash plants;

•	Improvement of the quality of the products being sold;

•	Research regarding environmental protection, including development of methods for reducing and treating effluents;

•	Analysis of alternative methods for increasing production capacity of carnallite;

•	Production of a new fertilizer from wastewater flows;

•	Further analysis of adaptation of various types of phosphate rock (bituminous and brown phosphates) for the production of phosphoric acid and its downstream products as part of an effort to exploit and increase existing phosphate reserves;

•	Development of a new process for production of white acid at the China site;

•	Development of products having a high-acid content allowing diverse applications of soluble fertilizers;

•	Development of controlled-release products with coating materials of compositions and thicknesses unlike those currently available in the market with the addition of micro-nutrients;

•	Development of controlled-release fertilizers with improved environmental profile;

•	Development of applications preserving water and improving availability of the fertilizers around the root;

•	Geological examination of our concessions in Spain in order to ascertain whether a significant expansion is possible;

•	Examination of technologies for improvement of the production of polysulphate on the Company’s site in the UK; and

•	Development of a manufacturing process for potassium and potassium sulfate in a project of ICL in Ethiopia.

Our Fertilizers segment’s total R&D expenses in 2015 were approximately $22 million.

The R&D activities of our Industrial Products segment are part of the Company’s strategic plan. The global research activities are based on internal research together with joint activities with a wide range of universities and research institutes along with other long-term innovative activities. The units execute activities directed at the present and future needs of the market. The activities will be focused primarily on identifying additional uses for bromine or its derivatives, as well as developments in the area of magnesia and phosphorus-based flame retardants.

The R&D activities of our Industrial Products segment are as follows:

•	Brominated polymers: continued development of brominated flame retardants, which are destined to become the generation of environmentally friendly flame retardants, and potential future substitutes of existing products such as DECA and FR 1410.

•	Textiles: continued development of TexFRon®, a series of textile flame-retardant products. TexFRon® 4002 is an effective and environmentally friendly solution for diverse textile products, replacing DECA and offering a transparent and laundry-durable solution that is not currently available on the market. In the prior year, nylon-intensive flame-retardant products were developed to satisfy an unmet need in the market. In addition, unique flame-retardant system solutions were introduced to the market that do not include Antimony Trioxide (ATO)). These green solutions are creating interest among the Company’s customers and are being commercially evaluated.

•	Energy storage: continued development of bromine-based solutions for storing energy using diverse technologies.

•	Ecological research to improve sewage treatment systems, and to reduce air emissions and solid waste.

•	Biocides: continued development of new materials for water treatment and prevention of biofilm (algae) in irrigation systems and water coolants for industry. In addition, there is research activity for polymer synthesis with biocidal activity.

•	Phosphorus-based products: development of new reactive phosphorus-based products and/or integration of a phosphorus/bromine chemistries mainly flame-retardants for the polyurethane foam (i.e., flexible and rigid foam). A common application of polyurethane flame retardants is in insulation used in the construction, furniture and automobile industries. In addition, new clear solutions are been developed.

•	Support of production: improving product quality and lowering production costs by changing and improving processes, while using the principles of green chemistry (for example, research on the reduction of use of organic solvents in production processes). There is extensive use of a “sustainability index” model for new products, which includes various parameters relating to product properties.

•	Engineering: research in the area of building materials in order to overcome problems of accelerated wear and tear of building materials, corrosion prevention, equipment adaptation, and experiments in accelerated obsolescence.

Our Industrial Products segment’s total R&D expenses in 2015 were approximately $25 million.

The principal R&D activities of our Performance Products segment in 2015 were as follows:

Advanced Additives - Phosphoric acid varieties and its downstream products, phosphate salt specialties:

•	Process development for improving competitiveness as a global supplier for phosphoric acid specialties;

•	Flame retardants based on phosphate salts for the automotive industry and for paints & coatings;

•	New cost effective defoamers were introduced into the EU market to service the Mediterranean region during the 2015 European Coating Show. Downstream polyphosphate and polyacrylate dispersants were introduced into the battery market and interior architectural water-based paints. This also included intellectual property filing for a novel additive which allows customers to eliminate or use less biocides in interior paints as the new biocide labeling regulations were promulgated and began to be enforced in mid-2015;

•	Voice-of-customer (VOC) efforts led to the approval of two new corrosion inhibitors for the architectural market in the Do-It-Yourself (DIY) segment. Sales of organic corrosion inhibitors began in 2015;

•	Joint development work with three key customers led to the qualification and approval of our dicalcium phosphate/hydrotalcite corrosion inhibitor for epoxy coatings designed for potable water applications. This patented ICL technology will give us a unique position in this market currently regulated by the National Sanitation Foundation (NSF);

•	As part of our innovation strategy, several new VOC driven projects entered the stage-gate process and were bucketed into two areas of focus: Coatings & Constructions. The Coatings area was further subdivided into wood, metal and concrete sub-segments which together represent an addressable market of approximately $2.5 billion for additives. Construction is comprised of roads & roofs in which asphalt was the primary construction material;

•	R&D projects in Coatings and Construction were chosen based on their ability to address VOC-derived unmet needs in Adhesion, Durability, and Fire Protection;

•	Fire Chemicals: Long-term retardant, fire suppressant foam and water enhancers improve the effectiveness of aerial firefighting. We successfully upgraded three new retardants in 2015 in what was a remarkable year for the Fire Safety business.

•	Food Specialties - Development of innovative formulations for modifying texture and stability of processed food:

•	New dairy ingredient-based products partly developed through new process technology in co-operation with subsidiary Prolactal/Rovita, such as whey protein isolates and concentrates for dairy beverages, cheese and bakery applications.

•	Investigation of properties of vegetable and milk proteins as components for complex formulations, including fundamental research on process parameters;

•	Providing a tool box for modifying texture and stability of food products, including meatless meat (vegetarian meat substitutes). cheese boosters and beverage fortification.

•	Development of novel products by exploiting synergies between food phosphates, proteins, starches and fibers; stabilization systems for sauces, dessert and bakery products;

•	Continued development uses of low-sodium salts based on raw materials from the Dead Sea and integration of SALONA into spice blends for meat applications and culinary sauces.

Our Performance Products segment’s total R&D expenses in 2015 were approximately $14 million.

In the past, some of our Israeli subsidiaries received grants from the Office of the Chief Scientist in the Israeli Ministry of the Economy (“OCS”) under the Law for the Encouragement of Industrial Research and Development, 1984, and the regulations promulgated thereunder (“the R&D Law”). In general, the grants are required to be repaid in the form of royalties on the revenues, if any, generated by the funded projects, plus interest. Our remaining financial obligations under the grants are minimal. According to the R&D Law, the transfer of OCS-funded know-how is subject to OCS approval and to possible payments to the OCS in the event of transfer of the know-how outside of Israel.

Intellectual property

We believe that protecting our intellectual property is one of the methods of protecting and developing our business activities.

Our Speciality Fertilizers Business has 13 groups of patents, mostly related to derivatives of the Osmocote brand, for specific soluble fertilizers, production technology of coatings (P1, P2), and for applications of controlled fertilizer compounds and plant protection products.

Industrial Products has approximately 278 patents that have been registered over the years and approximately 159 patent applications that are in various stages of review around the world. As at the date of this Annual Report, these patents protect a relatively small portion of our Industrial Products segment’s products. In 2015, 44 new patent applications filed by our Industrial Products segment were approved.

Our Performance Products segment has, in various countries, approximately 1,012 registered trademarks and approximately 302 registered patents.

We do not believe that the expiration of any patent or violation by any of our entities would have a material effect on our operations or our financial results.

D. TREND INFORMATION

Trend information is included throughout the other sections of this Item 5. In addition, the fluctuations in the operating results may continue in the upcoming quarters. Specific material drivers of these trends are identified in the discussion above with respect to the years ended December 31, 2013, 2014 and 2015. Seasonality of our business is included in Item 4. Information on the Company—B. Business Overview.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2015, we had no off-balance sheet arrangements.

F. CONTRACTUAL OBLIGATIONS

The following table presents information related to our contractual obligations, including estimated interest payments, as of December 31, 2015.

	As at December 31, 2015
	Total amount	12 months or less		1-2 years	3-5 years	More than 5 years
	($ millions)
Credit from banks and others (not including current maturities)	660	676		—	—	—
Trade payables	716	716		—	—	—
Other payables	387	387		—	—	—
Operating lease obligations	262	41		23	53	145
Purchase obligations(1)	1,233	680	*	157	230	166
Employee Benefits	577	30		82	141	324
Non-convertible debentures	1,065	50		50	149	1,255
Long-term bank loans (including current maturities)	1,753	48		47	1,679	150
Total	6,653	2,628		359	2,252	2,040

____________________

*	Subsequent to the date of the report, the Company financed the purchase of 15% of the shares of the public company Yunan Yuntianhua, the shares of which are traded on the Chinese stock exchange, in the aggregate amount of approximately $250 million.

(1)	This information excludes ordinary course agreements for purchases within the next twelve months.

	As at December 31, 2015
	Total amount	12 months or less	1-2 years	3-5 years	More than 5 years
	($ millions)
Financial liabilities – derivative instruments utilized for economic hedging
Interest rate swaps and options	10	1	2	1	6
Foreign exchange derivatives	10	6	—	1	3
Derivative instruments on energy and marine transport	10	10	—	—	—
	30	17	2	2	9

G. SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, or the statutory safe harbors, shall apply to forward-looking information provided pursuant to “Item 5. Operating and Financial Review and Prospects—F. Contractual obligations” above. For our cautionary statement on the forward-looking statements in this Annual Report, see “Special Note Regarding Forward-Looking Statements,” on page ii of this Annual Report.

Item 6. Directors, Senior Management and Employees

A. DIRECTORS AND OFFICERS

The following table lists the names and ages of our directors as of the publication date of this Annual Report. The mailing address of our directors is c/o Israel Chemicals Ltd., 23 Aranha Street, Millennium Tower, Tel Aviv, 61070, Israel.

Name	Age	Position
Nir Gilad**	59	Executive Chairman of the Board of Directors
Avisar Paz	59	Director
Aviad Kaufman	45	Director
Ron Moskovitz	53	Director
Sagi Kabla	39	Director
Ovadia Eli	71	Director
Yaacov Dior	72	External Director
Dr. Miriam Haran	66	External Director
Geoffery Merszei	65	Director
Shimon Eckhaus	65	Director
Stefan Borgas	51	Director

____________________

*	Messrs. Yair Orgler and Victor Medina finished their tenures as Company directors in 2015.

**	Mr. Nir Gilad will retire from the company's Board at September 1, 2016. The Board has formed a Search Committee comprised of two board members: Mr. Yaacov Dior, Chairman of the HR and Compensation Committee and Mr. Ron Moskovitz. The Committee will determine its order of work and will identify suitable candidates and propose the nomination to the full Board for election, no later than by May 1, 2016. The company intends to invite a special shareholders meeting in August 2016 to approve appointment of the newly elected candidate as well as his terms of tenure, and by this allow an orderly overlap between the Mr. Gilad and the new elected Chairman.

***	Mr. Eran Sarig has retired from our Board of Directors, effective as of March 14, 2016, following his retirement as an executive officer in Israel Corporation Ltd.

Messrs. Yaacov Dior, Miriam Haran, Geoffrey Merszei and Shimon Eckhaus are independent directors under the rules applicable to U.S. companies listed on the NYSE. Messrs. Nir Gilad, Avisar Paz, Aviad Kaufman, Ron Moskovitz, Sagi Kabla, Ovadia Eli and Stefan Borgas are not considered independent directors by virtue of the positions they hold with our controlling shareholder or in the Company; these directors are not considered independent directors also under Israeli law due to a relationship with our controlling shareholder or with the Company. Two of our directors are “external directors” under the Israeli Companies Law, 1999 (the “Companies Law”) as described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors”.

Nir Gilad. Mr. Gilad serves as chairman of the Board of Directors since January 2008 and as of May 12, 2015, as Executive Chairman of the Board. He serves as director in Oil Refineries Ltd. and until January 7, 2015, he served as president and chief executive officer of Israel Corporation. Mr. Gilad also served as deputy chief executive officer for business development and strategy in Israel Corporation. He served as chairman of the boards of directors of ZIM Integrated Shipping Services LTD., IC Power Israel Ltd., IC Green Energy Ltd., and H.L. Management and Consulting (1986) Ltd. Mr. Gilad served as director in companies fully owned by Israel Corporation, as director in Tower Semiconductor Ltd. and Qoros Automotive Co. Ltd. (formerly known as Chery Quantum Auto Co. Ltd. 2007) Ltd. Prior to joining Israel Corporation, Mr. Gilad was senior vice president of Migdal Insurance Company, chief executive officer of Migdal Investment Management Ltd. and chairman of Migdal Capital Markets Ltd. During his term of office as accountant general of the Ministry of Finance and deputy head of the budget division of the Ministry of Finance, Mr. Gilad played a role in the negotiations towards the peace accords with Jordan and with the Palestinian Authority. He also served as the chief financial officer of the Israeli Aircraft Industries. He was responsible for the initiation and direction of strategic programs for the Government of Israel, aimed at improving Israel’s Negev and Galilee regions. Mr. Gilad is active in Yedidei Atidim Association, a non-profit organization that integrates peripheral populations into the higher education system. Mr. Gilad is a member of the executive committee of the “South” and “North”, private companies for public benefit (non-profit), established by Israeli and Jewish entrepreneurs and philanthropists in order to lead national strategic planning programs to the Negev and the Galilee. Mr. Gilad is chairman of the Friends of the Soroka Medical Center and is a director in the Herzliya Interdisciplinary Center. Mr. Gilad holds a BA in Economics, Agricultural Administration and Natural Sciences from the Hebrew University and an MA in Business Administration from Bar Ilan University.

Avisar Paz. Mr. Paz serves as director since April 2001. He is the chief executive officer of Israel Corporation and was previously Israel Corporation’s chief financial officer. Mr. Paz serves as director in various subsidiaries of Israel Corporation. He serves as director in Oil Refineries Ltd. Mr. Paz holds a BA in Economics and Accounting from Tel Aviv University and is a certified public accountant in Israel.

Aviad Kaufman. Mr. Kaufman serves as director since March 2014. He is the chief financial officer of Quantum Pacific (UK) LLP, and is also a board member of Israel Corporation Ltd., Kenon Holdings Ltd. and IC Power Pte. Ltd., each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. Mr. Kaufman served as chief financial officer of Quantum Pacific Advisory Limited (2008-2012). He served as director of international taxation and fulfilled different senior corporate finance roles at Amdocs Ltd. (2002-2007). Previously, Mr. Kaufman held various consultancy positions with KPMG. Mr. Kaufman is a certified public accountant and holds a BA in Accounting and Economics from the Hebrew University in Jerusalem (with distinction), and an MBA majoring in Finance from Tel Aviv University.

Ron Moskovitz. Mr. Moskovitz was appointed as a director of the Company on February 8, 2016. Mr. Moskovitz is the Chief Executive Officer of Quantum Pacific (UK) LLP, and serves as chairman of the Board of Israel Corporation Ltd. and Pacific Drilling S.A. and as director of Kenon Holdings Ltd., each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. From July 2008 until December 2012, Mr. Moskovitz served as Chief Executive Officer of Quantum Pacific Advisory Limited. From July 2002 until November 2007, Mr. Moskovitz served as Senior Vice President and Chief Financial Officer of Amdocs Limited. From 1998 until July 2002, he served as Vice President of Finance at Amdocs. Between 1994 and 1998, Mr. Moskovitz held various senior financial positions at Tower Semiconductor Ltd. and served on its board of directors from 2007 to 2011. Mr. Moskovitz is a CPA in Israel and holds a BA in Accounting and Economics from Haifa University and a Master of Business Administration from Tel Aviv University.

Sagi Kabla. Mr. Kabla was appointed director on February 8, 2016. He is the chief financial officer of Israel Corporation since December 2015. He serves as director in Bazan Group and previously served as senior director, business development, strategy and IR in Israel Corporation. Prior to joining Israel Corporation, Mr. Kabla held various positions at KPMG Corporate Finance. Mr. Kabla is a qualified CPA in Israel and holds a BA in Accounting and Economics from Bar-Ilan University and an MBA (Finance) from the College of Management Studies.

Ovadia Eli. Mr. Eli serves as director since August 2011. He served as chairman of the board of the Israel Airports Authority, Shmanim Basisim Haifa Ltd. and I.C.P.I. He was a member of the boards of directors of Salt Industries Israel Ltd., Shaarei Ribit, Ltd., Zim Integrated Shipping Services Ltd. and OPC Rotem Ltd. Mr. Eli serves as chairman of Oil Refineries Ltd. Mr. Eli holds a BA in Educational Counseling and Bible Studies from the Haifa University and is a graduate of the Lifshitz Teachers Academy, Jerusalem.

Yaacov Dior. Mr. Dior served as external director since October 2011 and until October 2014 and serves as an external director since February 2015. He is external director at Clal Insurance Holdings Ltd. He was CEO of Israel Credit Cards Ltd., of Visa Alfa Ltd., and of IDT Carmel Ltd. He served as director on the boards of Visa Europe and Visa International. He was also chairman of the board of Cellarix Mobile Payments Ltd. and of Kneh Hacol Ltd. Mr. Dior is a member of the Friends Society and is chairman of the audit committee of Bar-Ilan University. Mr. Dior is also a member of the public council of Alut – the National Association for Autistic Children, and a member of the Association of Friends of Meir Hospital. Mr. Dior holds a B.A. in Economics and Political Science from the Hebrew University of Jerusalem and an MBA from Tel Aviv University.

Dr. Miriam Haran. Dr. Haran serves as external director since September 2009. She served as director general of Israel’s Ministry of the Environment. She is currently head of Ono Academic College’s MBA Program in Environmental Management and is a board member in M.A.I (Recycling Electrical and Electronic Waste). Dr. Haran served as a board member of the Company for Environmental Services (2008-2012) and as chairperson of the Consumer Council (2012-2014). Dr. Haran holds a B.Sc. in Natural Sciences from the Hebrew University of Jerusalem and a PhD in Organic Chemistry from Brandeis University.

Geoffrey Merszei. Mr. Merszei serves as director since February 2015. He serves as chairman of the Board of Zolentis AG, Switzerland. From 1977 to 2001 and from 2005 to 2013, Mr. Merszei served in a number of positions at The Dow Chemical Company, including as its executive vice president (2005 to 2012) and chief financial officer (2005 to 2009), during which time he also served on Dow’s Board (2005 to 2009). Mr. Merszei was CEO and chairman of the Board of Dow Europe, the Middle East and Africa (2009 to 2012). In 2001 Mr. Merszei left Dow to be executive vice president and chief financial officer of Alcan Inc. He returned to Dow in July 2005. Mr. Merszei has served as a lead director of the Dow Corning Corporation (2005 to 2010) and as a director of the Chemical Financial Corporation and Chemical Bank (2006 to 2010). Mr. Merszei previously served as an executive committee member of the European Chemical Industry Council (CEFIC) (2009 to 2012). Mr. Merszei holds a BA in Economics from Albion College, Michigan, U.S.A.

Shimon Eckhaus. Mr. Eckhaus serves as director since February 2015. He serves as the president of Worldwide Integrated Network Ltd. and also serves on the board of directors of Orbit Technologies Ltd. and AqWise Ltd. Mr. Eckhaus is a strategic and marketing advisor to a number of private and public companies. From 2009 to 2011, Mr. Eckhaus served as chairman of the board of Starling Advanced Communications Ltd. and as a member of the board of directors of Israel Electric Company Ltd. and O.D.F Optronics Ltd. Mr. Eckhaus holds a B.Sc. in Materials and Process Engineering, including a specialization in Nuclear Engineering, and an M.Sc. in Materials and Processing Engineering, both from Ben Gurion University.

The following table lists the names, ages and positions of our Executive Officers as of the publication date of this report. The address for sending notices is c/o Israel Chemicals Ltd., 23 Aranha Street, Millenium Tower, Tel Aviv, 61070, Israel.

Name	Age	Position
Stefan Borgas	51	ICL Chief Executive Officer
Asher Grinbaum	66	ICL Chief Operating Officer
Kobi Altman	47	ICL Chief Financial Officer
Nissim Adar	64	President, ICL Fertilizers
Charles M. Weidhas	57	President, ICL Industrial Products
Mark Volmer	52	President, ICL Performance Products
Eli Amit***	61	Senior Vice President, ICL Global Economics
Dan Chen***	64	Executive Vice President, ICL Global Corporate Relations
Lisa Haimovitz	50	Senior Vice President, ICL Global General Counsel and Corporate Secretary
Hezi Israel	48	Executive Vice President, ICL Corporate Development, M&A and Strategy
Yakir Menashe	44	Executive Vice President, ICL Global Human Resources
Karl Mielke	64	Executive Vice President, ICL Specialty Fertilizers
Lizette Killian	50	Senior Vice President, ICL Global Corporate Relations
Ido Lilian	52	Executive Vice President, ICL Global Procurement

____________________

*	On November 11, 2015, the Board of Directors decided that only members of the management (the Global Executive Committee) and those who are managers who report directly to the Chief Executive Officer, according to the definition in the Companies Law, 5759-1999, would be considered as officers. During 2015 and until the aforesaid Board decision, the following served as Company officers: Messers. Herzel Bar-Niv (VP International Taxation), Amir Benita (VP), Shmuel Daniel (Internal Auditor), Israel Dreyfuss (Controller), Eyal Ginzberg (SVP, Chief Technology Officer), Michael Hazzan (VP Finance) and Ofer Lifshitz (SVP Global Processes).

**	Mr. Avi Doitchman and Mr. Ronnie Shushan retired in 2015.

(1)	On November 11, 2014, Eli Amit gave notice of his wish to retire from his position during 2016. On November 4, 2015, Mr. Dan Chen gave a notice of his wish to retire from his position during 2016.

Stefan Borgas. Mr. Borgas serves in his position since September 2012 and is also a director of the Company. Mr. Borgas previously served as chief executive officer of Lonza-Group (2004 to 2012) and is director in the Syngenta Group. Mr. Borgas is a member of the board of the Israeli-German Chamber of Commerce and serves on the board of directors of IFA, the International Fertilizers Association. He holds a BA in Business Administration from the University of Saarbrucken (Germany) and an MBA from the University of St. Gallen (Switzerland).

Asher Grinbaum. Mr. Grinbaum serves in his position since January 2008. He is director in Dead Sea Works Ltd., Rotem Amfert Negev Ltd., Dead Sea Bromine Company Ltd. and Bromine Compounds Ltd. – subsidiaries of the Company. He is a member of the management committee of the non-profit “To See” Association and was member of the board of the Israel Chemistry Society and chairman of the Chemistry Society and the Environmental Committee of the Israeli Industry Association. After about 18 years, Mr. Grinbaum recently finished his role as chairman of the management committee of Beer-Sheva Theatre. Mr. Grinbaum holds a BA in Mechanical Engineering and an MBA in Business Management, both from Ben Gurion University.

Kobi Altman. Mr. Altman serves in his position since April 2015. He is director in Dead Sea Works Ltd., Rotem Amfert Negev Ltd., Dead Sea Bromine Company Ltd. and Bromine Compounds Ltd.– subsidiaries of the Company. Mr. Altman previously held several senior financial positions at Teva Pharmaceuticals Industries Ltd. (2006-March 2015). Mr. Altman is a qualified CPA in Israel and holds a BA in Accounting and Economics from Bar Ilan University and an MA from Bar Ilan University.

Nissim Adar. Mr. Adar serves in his position since October 2013. He previously served as chief executive officer of the Industrial Products Segment (2008 to October 2013). Mr. Adar holds a BA in Chemical Engineering and an MBA in Industrial Management from Ben Gurion University.

Charles M. Weidhas. Mr. Weidhas serves in his position since October 2013 and is currently chairman of Tami IMI R&D Institute. He previously served as the chief executive officer of the Performance Products Segment (2007 to 2013) and previously held management positions with Monsanto and Solutia. Mr. Weidhas holds a B.Sc. in Chemical Engineering and an MBA from Northeastern University.

Mark Volmer. Mr. Volmer serves in his position since November 2013. Previously he served in different business manager roles at BASF in Europe and Asia Pacific. Mr. Volmer holds an M.Sc. in Chemistry from Vrije University Amsterdam and an MBA from the Rotterdam School of Management, Erasmus University.

Eli Amit. Mr. Amit serves in his position since January 2002. He serves as director in Dead Sea Works Ltd., Rotem Amfert Negev Ltd., Dead Sea Bromine Company Ltd. and Bromine Compounds Ltd. Mr. Amit holds a BA in Economics and Philosophy and an MBA from Tel Aviv University, as well as an MA in Economics from Northwestern University.

Dan (Dani) Chen. Mr. Chen serves in his current position since October 2013. He was Chief Executive Officer of the Fertilizers segment until October 2013. Mr. Chen holds a BA in Electrical Engineering from the Technion-Israel Institute of Technology in Haifa and an MA in Industrial Management from Ben Gurion University of the Negev.

Lisa Haimovitz. Ms. Haimovitz serves in her position since May 2009. She served as vice president for strategy in the Delek Group and has served in a number of positions in the Israel Securities Authority. She holds an LLB and an MBA from Tel Aviv University and is a member of the Israel Bar.

Hezi Israel. Mr. Israel serves in his position since March 2012. He served as vice president of strategy and business development for the Industrial Products Segment. He holds a BA in Economics and Political Science and an MBA majoring in Finance, both from Tel Aviv University.

Yakir Menashe. Mr. Menashe serves in his position since March 2013. He served as a vice president of compliance &regulatory affairs and assistant to the chief executive officer of the Company. Mr. Menashe holds an LLB in Law from the College of Management and is a member of the Israel Bar.

Karl Georg Mielke. Mr. Mielke serves in his position since November 2013. He served as head of K+S Aktiengesellschaft Global salt business unit (2009–2013) and previously held various positions in the BASF Group. Mr. Mielke holds an MBA from the University of Muenster, Germany.

Lizette Killian. Ms. Kilian serves in her position since December 2015. She previously held various strategic communications positions in the International Atomic Energy Agency, OPEC and the OPEC Fund. Ms. Kilian holds a BA degree in International Relations and Political Science from Columbia University, New York.

Ido Lilian. Mr. Lilian serves in his position since the beginning of 2014. He previously served in several positions in the Industrial Products Segment, among others vice president operations, engineering and procurement (2012-2014), vice president of the supply chain and engineering (2011-2012), vice president of the magnesia division (2007-2011), head of the planning and purchasing division (2005-2007) and head of the technical department and purchasing division (2003-2007). Mr. Lilian holds a B.Sc. in Chemical Engineering and an MSc degree in Industrial Engineering and Management, both from Ben Gurion University.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected.

B. COMPENSATION

Under the Israeli Companies Law and regulations promulgated thereunder (collectively, the “Companies Regulations”), the compensation of directors must comply with the company’s compensation policy and requires the approval of the Human Resources & Compensation Committee, Board of Directors and Shareholders, in that order. The Companies Regulations set minimum and maximum amounts of cash compensation, depending on the size of the company, or cash and/or equity compensation that are relative to that of other directors who are not controlling shareholders or employed thereby and who are not employed by the Company (collectively, “Other Directors”). Until February 26, 2015, all the directors in the Company (excluding directors employed by Israel Corp.), were entitled to receive cash compensation in the maximum amount permitted by the Companies Regulations for external directors. Directors who are employees of Israel Corp. do not receive additional cash compensation for their services as directors. Instead, such fees are included in the annual management fees we pay to Israel Corp. pursuant to our agreement with them.

On January 25 and 26, 2015, the Human Resources & Compensation Committee and the Board of Directors, respectively, and on February 26, 2015, the General Meeting of Shareholders, approved that the cash compensation to be paid to each of the directors (excluding directors employed by Israel Corp.), who serve from time to time, shall include a fixed annual fee component of NIS 200,000 (approximately $50,850 on the date of the shareholders’ approval), and a per meeting attendance fee which, as of August 29, 2015, would be reduced to equal the lowest fee payable to external directors of companies of the size of ICL pursuant to the Compensation Regulations, as adjusted from time to time. Such amount equaled (on the date of the shareholders’ approval) NIS 2,410 (approximately $613) per meeting for directors who do not meet the qualifications of an expert director and NIS 3,205 (approximately $815) per meeting for directors who meet the qualifications of an expert director. Until August 29, 2015, per meeting attendance fee was paid in the maximum amount permitted by the Compensation Regulations. It was further approved by the authorized bodies in their meetings set forth above, to allocate 9,078 restricted shares to each of the directors (excluding the Company’s CEO, Mr. Stefan Borgas), for no consideration, in accordance with the Company’s Equity Compensation Plan (2014), as specified below. The aforementioned bodies further approved that the directors employed by Israel Corp. (the “IC Directors”) may assign their restricted shares (or the economic benefit thereof) to Israel Corp., subject to the resolution of the applicable tax ramifications and that Mr. Aviad Kaufman may assign to Millennium Investments Elad Ltd. (“Millennium”) his cash compensation paid by us (including compensation previously paid) and his restricted shares (or the economic benefit thereof). For information on the fair value of the restricted shares, see “E. Share Ownership-The 2014 Equity Compensation Plan.”

On November 8 and 11, 2015, the Human Resources & Compensation Committee and the Board of Directors, respectively, and on December 23, 2015, the General Meeting of Shareholders, approved the cash compensation to be paid to each of the directors (excluding directors employed by Israel Corp.), who serve from time to time, shall include a fixed annual fee component of NIS 365,000 (approximately $93,088 on the date of the shareholders’ approval) and a per meeting attendance fee equal to the lowest fee payable to external directors of companies of the size of ICL pursuant to the Compensation Regulations, as adjusted from time to time. Such amount equaled (on the date of the shareholders’ approval) NIS 2,391 (approximately $610) per meeting for directors who do not meet the qualifications of an expert director and NIS 3,180 (approximately $811) per meeting for directors who meet the qualifications of an expert director. It was further approved by the authorized bodies in their meetings set forth above, to allocate 15,115 restricted shares to each of the directors (excluding the Company’s CEO, Mr. Stefan Borgas and the chairman of the Board, Mr. Nir Gilad), for no consideration, in accordance with the Company’s Equity Compensation Plan (2014), as specified below. The aforementioned authorized bodies further approved that the IC Directors and Mr. Aviad Kaufman will assign their Restricted Shares (or the economic benefit thereof) to Israel Corp. and that Mr. Aviad Kaufman will also assign to Israel Corp. the 9,078 Restricted Shares that were granted pursuant to the February 26, 2015, General Meeting’s approval, as further specified above. Mr. Aviad Kaufman will assign to Millennium his cash compensation paid by the Company. Accordingly, 54,423 shares were allocated to Israel Corp. For information on the fair value of the restricted shares, see “E. Share Ownership-The 2014 Equity Compensation Plan.”

On May 12, 2015, Mr. Nir Gilad was appointed as our Executive Chairman of the Board, a role which requires the devotion of 80% of his business hours. Mr. Gilad's compensation terms were approved by our Compensation Committee and Board of Directors on May 10, 2015 and on May 12, 2015, respectively, and on June 29, 2015, by the general meeting of our shareholders, as follows: (1) Mr. Gilad's annual base salary is $800,000, representing devotion of 80% of his business hours; (2) Mr. Gilad is entitled to an annual cash bonus based on the Company's financial performance in the applicable year, as reflected in the applicable annual audited consolidated financial statements of the Company. Mr. Gilad’s Target Bonus in respect of 2015 was $720,000 (representing 80% devotion of his time). Mr. Gilad’s target bonus is calculated, according to the Companies Compensation Policy; (3) Mr. Gilad was granted a one-time equity grant of Options exercisable into 404,220 Ordinary Shares and 68,270 Restricted Shares, with a fair value of $485,021 and $461,615, respectively; (4) Mr. Gilad is further entitled to advance notice of termination of 12 months in case the notice is given by the Company or to give 6 months if the notice is given by Mr. Gilad. During such advance notice period, Mr. Gilad may be required to continue to work for the Company. During the Advance Notice Period, employer-employee relations would continue to apply and thus Mr. Gilad would be entitled to all of his compensation terms, including annual bonus; (5) upon termination, Mr. Gilad will be entitled to a severance payment equal to two times his last monthly salary multiplied by the number of years that he served as the Company’s Executive Chairman; (6) Mr. Gilad is entitled to all other cash and non-cash benefits payable to our senior executives pursuant to our policies in effect from time to time, including but not limited to, pension, study fund, disability insurance, and Company car etc.

Mr. Nir Gilad will retire from the company’s Board at September 1, 2016. The Board has formed a Search Committee comprised of two board members: Mr. Yaacov Dior, Chairman of the HR and Compensation Committee and Mr. Ron Moskovitz. The Committee will determine its order of work and will identify suitable candidates and propose the nomination to the full Board for election, no later than by May 1, 2016.

The aggregate compensation paid to all of the members of our senior management (GEC members) (including the officers listed in the table below) was approximately $8 million in 2015. The following table and accompanying footnotes describe the compensations given in 2015 to the five highest earning senior officers in the Company and its subsidiaries.

		Details of the Recipient			Payments for services
Name		Position	Scope of position	Holding in equity	Base Salary	Compensation(1)	Bonus(2)	Share based payment		Total
					(US$ thousands)
Stefan Borgas(3)	ICL CEO		100%	*	1,000	1,646	-	1,263	(8)	2,909
Dan Chen(4)	EVP, ICL Global Corporate Relations		100%	*	361	580	-	641	(9)	1,221
Avner Maimon(5)	General Manager ICL Israel		100%	*	181	443	258	475	(10)	1,176
Charles Weidhas(6)	President ICL Industrial Products		100%	*	361	670	-	369	(11)	1,039
Asher Grinbaum(7)	EVP, COO		100%	*	425	650	-	369	(12)	1,019

 ______________

*	Less than %

(1)	The compensation component set out in the above table includes all of the following components: monthly salary, social benefits, customary social and related provisions, company car, relocation expenses, rent and reimbursement of telephone and newspaper expenses.

(2)	In its meeting dated March 15, 2016 the board decided to further discuss the bonuses payout for 2015 in its upcoming meeting. The bonus for Mr. Maimon was fully paid subsequent to his retirement.

(3)	Mr. Stefan Borgas has served as our Chief Executive Officer since September 20, 2012. Mr. Borgas’ employment agreement is for an unlimited period and may be terminated by either party at any time. His monthly base salary, as of December 31, 2015, is approximately $83,333. Stefan Borgas’ base salary is paid in NIS at the representative exchange rate on the date of payment. In addition to his monthly base salary, Mr. Borgas is entitled to monthly participation for the cost of a residence. In addition, Mr. Borgas is entitled to coverage for the cost of airplane tickets for two annual vacations in Europe for himself and for his family, as well as participation in his medical insurance costs. With respect to severance, other than in cases where the right to compensation is revoked under Israeli law, Mr. Borgas is entitled to a notice period equivalent to 6 months’ salary if his resignation is at his request, and equivalent to 12 months’ salary if his resignation is initiated by the Company. In addition to the amounts provided regularly for pension and severance, additional severance compensation for Mr. Borgas will be calculated and paid on the basis of his last monthly base salary multiplied by the number of years he is employed by the Company.

(4)	Mr. Dan (Dani) Chen serves as Executive Vice President, ICL Global Corporate Relations, since October 1, 2013; on November 4, 2015, Mr. Chen gave notice of his wish to retire from his position in 2016. The 1978 employment contract with Mr. Chen, as amended to date, states that Mr. Chen’s base salary will be updated twice a year according to the rise in the CPI in the months that passed since the last update. The employment contract is not limited in time and will be in force until it is ended by one of the parties giving prior written notification. Mr. Chen is entitled to a notice period of 6 months. According to the employment contract and the salary updates, as decided by our Board of Directors from time to time, Mr. Chen’s monthly base salary as of December 31, 2015 is approximately NIS 117,056. Mr. Chen is entitled, in addition to the current provisions for pension funds and severance pay, to additional severance pay in the amount of his last salary multiplied by the number of years of his service as President of ICL Fertilizers. The value of the equity component in the table above includes the acceleration of unvested portions.

(5)	Mr. Avner Maimon has served as General Manager of ICL Israel. on September 16, 2015 Mr. Maimon retired and was appointed as Chief Executive Officer of Oil Refineries Ltd. Mr. Maimon served in ICL since 1991. Mr. Maimon received a notice period of 6 months and his base salary as of September 2015 was approximately NIS 82,700. The value of the equity component in the table above includes the acceleration of unvested portions of the equity grant he received in 2014 and 2015. The compensation in the table above includes redemption of notice period accumulates annual vacation days and a special bonus. Mr. Maimon was not considered as an officer of the Company.

(6)	Mr. Charles Weidhas serves as President, ICL Industrial Products, as of October 1, 2013. Mr. Weidhas’ employment agreement is for an unlimited period and may be terminated by either party at any time by written notification. Mr. Weidhas is entitled to a notice period and adjustment period of 6 months each and is entitled to life insurance and health insurance for himself and his family. For a period of 5 years, Mr. Weidhas is entitled to reimbursement of his rent. Mr. Weidhas’ monthly base salary as of December 31, 2015 is approximately NIS 117,056. His employment agreement states that his base salary will be updated twice a year according to the rise in the CPI in the months that passed since the last update. Mr. Weidhas is also entitled to maintain the net amount in respect of all payments made to him as would be obtained in the United States (tax equalization). In addition to the amount provided regularly to the pension fund and severance pay, Mr. Weidhas is entitled to severance payment equal to his last salary multiplied by the number of years he serves as President of ICL Industrial Products.

(7)	Mr. Asher Grinbaum serves as Executive Vice President and Chief Operating Officer since 2008. The 1994 employment contract with Mr. Grinbaum, as amended to date, states that Mr. Grinbaum’s base salary will be updated twice a year according to the rise in the CPI in the months that passed since the last update. The employment contract is not limited in time and will remain in force until it is ended by one of the parties by means of providing prior written notification. Mr. Grinbaum is entitled to a notice period of 6 months. According to the employment contract and the salary updates, as decided by our Board of Directors from time to time, Mr. Grinbaum’s monthly base salary as of December 31, 2015 was approximately NIS 137,774. Mr. Grinbaum is entitled, in addition to the current provisions for pension and severance, to additional severance pay equal to his last salary multiplied by the years of his service.

(8)	On November 26, 2012, an allotment of 1,190,000 non-negotiable options, for no consideration, was approved for Mr. Stefan Borgas under our 2012 Option Plan. On December 30, 2012, the options were assigned to a trustee in Mr. Borgas’ favor. The options are exercisable into our ordinary shares at an exercise price of NIS 46.6 (subject to adjustments) and will vest in three equal portions beginning on November 26, 2013, 2014 and 2015. The expiration date for the options vesting within the first and second portions is upon the lapse of 48 months from the date of allocation, and the expiration date for the options vesting within the third portion is upon the lapse of 60 months of the date of allocation. The weighted financial value of each option, on the date of approval, was NIS 11.9 for the first and second portions, and NIS 12.7 for the third portion. For additional information, see “E. Share Ownership-The 2012 Option Plan”. The amount appearing in the table reflects the aggregate expenditure recorded by us in 2015 with regard to the allocation of options to Mr. Borgas, based on generally accepted accounting principles. The exercise price for converting the options into shares as of March 14, 2016, is NIS 40.49, this price is 139.6% higher than the share price on this date (meaning, these options are “out of the money”).

On August 4, 2014 and August 6, 2014 the Human Resources & Compensation Committee and the Board of Directors, respectively, approved, and on December 11, 2014 the General Meeting of Shareholders approved an allocation of 367,294 non-negotiable options for no consideration to Mr. Stefan Borgas, as well as 85,907 restricted shares, under our 2014 Equity Compensation Plan. On December 11, 2014 the options and restricted shares were allocated to a trustee in Mr. Borgas’ favor. The options are exercisable into Company shares at an exercise price of NIS 28.71 (subject to adjustments). The options and restricted shares will vest in three equal portions as follows: one third upon the lapse of 24 months after December 1, 2014 (the “Commencement Date”), one third upon the lapse of 36 months after the Commencement Date, and one third upon the lapse of 48 months after the Commencement Date. The expiration date for the options vesting within the first portion is upon the lapse of 48 months of the Commencement Date, the expiration date for the options vesting within the second portion is upon the lapse of 60 months of the Commencement Date, and the expiration date for the options vesting within the third portion is upon the lapse of 72 months of the Commencement Date. The weighted financial value of each such option, at the date of approval, was NIS 6.57. The fair value of the restricted shares, at the date of approval, was NIS 28.09 (see also “E. Share Ownership-The 2014 Equity Compensation Plan”). The amount specified in the table reflects the aggregate expenditure recorded by us in 2015 with respect to the allocation of options and restricted shares to Mr. Borgas, based on generally accepted accounting principles. The vesting price for converting the options into shares as of March 14, 2016 is NIS 26.76 (about $6.88), the share price on that day was NIS 16.9 (about $4.34).

On May 10 and May 12, 2015, the Human Resources & Compensation Committee and the Board of Directors, respectively, approved, and on June 29, 2015 the General Meeting of Shareholders approved, an allocation of 530,356 non-negotiable options for no consideration to Mr. Stefan Borgas, as well as 89,574 restricted shares, under our 2014 Equity Compensation Plan. On July 12, 2015, the options and restricted shares were allocated to a trustee in Mr. Borgas’ favor. The options are exercisable into Company shares at an exercise price of NIS 27.76 (subject to adjustments). The options and restricted shares will vest in three equal portions as follows: one third upon the lapse of 12 months after July 12, 2015 (the “Commencement Date”), one third upon the lapse of 24 months after the Commencement Date, and one third upon the lapse of 36 months after the Commencement Date. The expiration date for the options vesting within the first and the second portion is upon the lapse of 36 months of the Commencement Date, and the expiration date for the options vesting within the third portion is upon the lapse of 48 months of the Commencement Date. The weighted financial value of each such option, at the date of approval, was NIS 4.55. The fair value of the restricted shares, at the date of approval, was NIS 26.94 (see also “E. Share Ownership-The 2014 Equity Compensation Plan”). The amount specified in the table reflects the aggregate expenditure recorded by us in 2015 with respect to the allocation of options and restricted shares to Mr. Borgas, based on generally accepted accounting principles. The vesting price for converting the options into shares as of March 14, 2016 is NIS 27.07 (about $6.96), the share price on that day was NIS 16.9 (about $4.34).

(9)	On November 26, 2012, an allotment of 380,000 non-negotiable options was approved, for no consideration, for Mr. Dan Chen under our 2012 Plan. On December 30, 2012, the options were assigned to a trustee in Mr. Chen’s favor. The options are exercisable into our ordinary shares at an exercise price of NIS 46.6 (subject to adjustments) and will mature in three equal portions beginning on November 26, 2013, 2014 and 2015. The expiration date for the options vesting within the first and second portions is upon the lapse of 48 months from the date of allocation, and the expiration date for the options vesting within the third portion is upon the lapse of 60 months of the date of allocation. The weighted financial value of each option, on the date of approval, was NIS 11.9 for the first and second portions, and NIS 12.7 for the third portion. For additional information, see “E. Share Ownership-The 2012 Option Plan”. The amount appearing in the table reflects the aggregate expenditure recorded by us in 2015 with regard to the allocation of options to Mr. Chen, based on generally accepted accounting principles. The exercise price for converting the options into shares as of March 14, 2016, is NIS 40.49, this price is 139.6% higher than the share price on this date (meaning, these options are “out of the money”).

On August 4, 2014 and August 6, 2014 the Human Resources & Compensation Committee and the Board of Directors, respectively, approved an allocation of 95,129 non-negotiable options for no consideration to Mr. Dan Chen, as well as 22,250 restricted shares, under our 2014 Equity Compensation Plan. On September 27, 2014 the options and restricted shares were allocated to a trustee in Mr. Chen's favor. The options are exercisable into Company shares at an exercise price of NIS 28.71 (subject to adjustments). The options and restricted shares will mature in three equal portions as follows: one third upon the lapse of 24 months after December 1, 2014 (the “Commencement Date”), one third upon the lapse of 36 months after the Commencement Date, and one third upon the lapse of 48 months after the Commencement Date. The expiration date for the options vesting within the first portion is upon the lapse of 48 months of the Commencement Date, the expiration date for the options vesting within the second portion is upon the lapse of 60 months of the Commencement Date, and the expiration date for the options vesting within the third portion is upon the lapse of 72 months of the Commencement Date. The weighted financial value of each such option, at the date of approval, was NIS 6.57. The fair value of the restricted shares, at the date of approval, was NIS 28.09 (see also “E. Share Ownership-The 2014 Equity Compensation Plan”). The amount specified in the table reflects the aggregate expenditure recorded by us in 2015 with respect to the allocation of options and restricted shares to Mr. Chen, based on generally accepted accounting principles. The vesting price for converting the options into shares as of March 14, 2016 is NIS 26.76 (about $6.88), the share price on that day was NIS 16.9 (about $4.34).

On May 10 and May 12, 2015, the Human Resources & Compensation Committee and the Board of Directors approved an allocation of 137,363 non-negotiable options for no consideration to Mr. Dan Chen, as well as 23,200 restricted shares, under our 2014 Equity Compensation Plan. On July 12, 2015, the options and restricted shares were allocated to a trustee in Mr. Chen's favor. The options are exercisable into Company shares at an exercise price of NIS 27.76 (subject to adjustments). The options and restricted shares will vest in three equal portions as follows: one third upon the lapse of 12 months after July 12, 2015 (the “Commencement Date”), one third upon the lapse of 24 months after the Commencement Date, and one third upon the lapse of 36 months after the Commencement Date. The expiration date for the options vesting within the first and the second portion is upon the lapse of 36 months of the Commencement Date, and the expiration date for the options vesting within the third portion is upon the lapse of 48 months of the Commencement Date. The weighted financial value of each such option, at the date of approval, was NIS 4.55. The fair value of the restricted shares, at the date of approval, was NIS 26.94 (see also “E. Share Ownership-The 2014 Equity Compensation Plan”). The amount specified in the table reflects the aggregate expenditure recorded by us in 2015 with respect to the allocation of options and restricted shares to Mr. Chen, based on generally accepted accounting principles. The vesting price for converting the options into shares as of March 14, 2016 is NIS 27.07 (about $6.96), the share price on that day was NIS 16.9 (about $4.34).

(10)	On November 26, 2012, an allotment of 220,000 non-negotiable options was approved, for no consideration, for Mr. Avner Maimon under our 2012 Plan. On December 30, 2012 the options were assigned to a trustee in Mr. Maimon’s favor. The options are exercisable into our ordinary shares at an exercise price of NIS 46.6 (subject to adjustments) and will mature in three equal portions beginning on November 26, 2013, 2014 and 2015. The expiration date for the options vesting within the first and second portions is upon the lapse of 48 months from the date of allocation, and the expiration date for the options vesting within the third portion is upon the lapse of 60 months of the date of allocation. The weighted financial value of each option, on the date of approval, was NIS 11.9 for the first and second portions, and NIS 12.7 for the third portion. For additional information, see “E. Share Ownership-The 2012 Option Plan”. The amount appearing in the table reflects the aggregate expenditure recorded by us in 2015 with regard to the allocation of options to Mr. Maimon, based on generally accepted accounting principles. The exercise price for converting the options into shares as of March 14, 2016, is NIS 40.49, this price is 139.6% higher than the share price on this date (meaning, these options are “out of the money”).

On August 4, 2014 and August 6, 2014 the Human Resources & Compensation Committee and the Board of Directors, respectively, approved an allocation of 64,688 non-negotiable options for no consideration to Mr. Avner Maimon, as well as 15,130 restricted shares, under our 2014 Equity Compensation Plan. On September 27, 2014 the options and restricted shares were allocated to a trustee in Mr. Maimon's favor. The options are exercisable into Company shares at an exercise price of NIS 28.71 (subject to adjustments). The options and restricted shares will mature in three equal portions as follows: one third upon the lapse of 24 months after December 1, 2014 (the “Commencement Date”), one third upon the lapse of 36 months after the Commencement Date, and one third upon the lapse of 48 months after the Commencement Date. The expiration date for the options vesting within the first portion is upon the lapse of 48 months of the Commencement Date, the expiration date for the options vesting within the second portion is upon the lapse of 60 months of the Commencement Date, and the expiration date for the options vesting within the third portion is upon the lapse of 72 months of the Commencement Date. The weighted financial value of each such option, at the date of approval, was NIS 6.57. The fair value of the restricted shares, at the date of approval, was NIS 28.09 (see also “E. Share Ownership-The 2014 Equity Compensation Plan”). The amount specified in the table reflects the aggregate expenditure recorded by us in 2015 with respect to the allocation of options and restricted shares to Mr. Maimon, based on generally accepted accounting principles. The vesting price for converting the options into shares as of March 14, 2016 is NIS 26.76 (about $6.88), the share price on that day was NIS 16.9 (about $4.34).

On May 10 and May 12, 2015, the Human Resources & Compensation Committee and the Board of Directors approved an allocation of 109,890 non-negotiable options for no consideration to Mr. Avner Maimon, as well as 18,560 restricted shares, under our 2014 Equity Compensation Plan. On July 12, 2015, the options and restricted shares were allocated to a trustee in Mr. Maimon's favor. The options are exercisable into Company shares at an exercise price of NIS 27.76 (subject to adjustments). The options and restricted shares will vest in three equal portions as follows: one third upon the lapse of 12 months after July 12, 2015 (the “Commencement Date”), one third upon the lapse of 24 months after the Commencement Date, and one third upon the lapse of 36 months after the Commencement Date. The expiration date for the options vesting within the first and the second portion is upon the lapse of 36 months of the Commencement Date, and the expiration date for the options vesting within the third portion is upon the lapse of 48 months of the Commencement Date. The weighted financial value of each such option, at the date of approval, was NIS 4.55. The fair value of the restricted shares, at the date of approval, was NIS 26.94 (see also “E. Share Ownership-The 2014 Equity Compensation Plan”). The amount specified in the table reflects the aggregate expenditure recorded by us in 2015 with respect to the allocation of options and restricted shares to Mr. Maimon, based on generally accepted accounting principles. The vesting price for converting the options into shares as of March 14, 2016 is NIS 27.07 (about $6.96), the share price on that day was NIS 16.9 (about $4.34).

(11)	On November 26, 2012, an allotment of 380,000 non-negotiable options was approved, for no consideration for Mr. Weidhas under our 2012 Option Plan. On December 30, 2012, the options were assigned to a trustee in behalf of Mr. Weidhas. The options are exercisable into our ordinary shares at an exercise price of NIS 46.6 (subject to adjustments) and will mature in three equal portions beginning on November 26, 2013, 2014 and 2015. The expiration date for the options vesting within the first and second portions is upon the lapse of 48 months from the date of allocation, and the expiration date for the options vesting within the third portion is upon the lapse of 60 months of the date of allocation. The weighted financial value of each option, on the date of approval, was NIS 11.9 for the first and second portions, and NIS 12.7 for the third portion. For additional information, see “E. Share Ownership - The 2012 Option Plan”. The amount appearing in the table reflects the aggregate expenditure recorded by us in 2015 with regard to the allocation of options to Mr. Weidhas, based on generally accepted accounting principles. The exercise price for converting the options into shares as of March 14, 2016, is NIS 40.49, this price is 139.6% higher than the share price on this date (meaning, these options are “out of the money”).

On August 4, 2014 and August 6, 2014 the Compensation and Human Resources Committee and the Board of Directors, respectively, approved an allocation of 95,129 non-negotiable options for no consideration to Mr. Charles Weidhas, as well as 22,250 restricted shares, under our 2014 Equity Compensation Plan. On September 29, 2014 the options and restricted shares were allocated to a trustee in Mr. Weidhas' favor. The options are exercisable into Company shares at an exercise price of NIS 28.71 (subject to adjustments). The options and restricted shares will mature in three equal portions as follows: one third upon the lapse of 24 months after December 1, 2014 (the “Commencement Date”), one third upon the lapse of 36 months after the Commencement Date, and one third upon the lapse of 48 months after the Commencement Date. The expiration date for the options vesting within the first portion is upon the lapse of 48 months of the Commencement Date, the expiration date for the options vesting within the second portion is upon the lapse of 60 months of the Commencement Date, and the expiration date for the options vesting within the third portion is upon the lapse of 72 months of the Commencement Date. The weighted financial value of each such option, at the date of approval, was NIS 6.57. The fair value of the restricted shares, at the date of approval, was NIS 28.09 (see also “E. Share Ownership - The 2014 Equity Compensation Plan”). The amount specified in the table reflects the aggregate expenditure recorded by us in 2015 with respect to the allocation of options and restricted shares to Mr. Weidhas, based on generally accepted accounting principles. The vesting price for converting the options into shares as of March 14, 2016 is NIS 26.76 (about $6.88), the share price on that day was NIS 16.9 (about $4.34).

On May 10 and May 12, 2015, the Human Resources & Compensation Committee and the Board of Directors approved an allocation of 137,363 non-negotiable options for no consideration to Mr. Charles Weidhas, as well as 23,200 restricted shares, under our 2014 Equity Compensation Plan. On July 12, 2015, the options and restricted shares were allocated to a trustee in Mr. Weidhas favor. The options are exercisable into Company shares at an exercise price of NIS 27.76 (subject to adjustments). The options and restricted shares will vest in three equal portions as follows: one third upon the lapse of 12 months after July 12, 2015 (the “Commencement Date”), one third upon the lapse of 24 months after the Commencement Date, and one third upon the lapse of 36 months after the Commencement Date. The expiration date for the options vesting within the first and the second portion is upon the lapse of 36 months of the Commencement Date, and the expiration date for the options vesting within the third portion is upon the lapse of 48 months of the Commencement Date. The weighted financial value of each such option, at the date of approval, was NIS 4.55. The fair value of the restricted shares, at the date of approval, was NIS 26.94 (see also “E. Share Ownership-The 2014 Equity Compensation Plan”). The amount specified in the table reflects the aggregate expenditure recorded by us in 2015 with respect to the allocation of options and restricted shares to Mr. Weidhas, based on generally accepted accounting principles. The vesting price for converting the options into shares as of March 14, 2016 is NIS 27.07 (about $6.96), the share price on that day was NIS 16.9 (about $4.34).

(12)	On November 26, 2012, an allotment of 380,000 non-negotiable options was approved, for no consideration, for Mr. Asher Grinbaum under our 2012 Option Plan. On December 30, 2012 the options were allocated to a trustee in behalf of Mr. Grinbaum. The options are exercisable into our ordinary shares at an exercise price of NIS 46.6 (subject to adjustments) and will mature in three equal portions beginning on November 26, 2013, 2014 and 2015. The expiration date for the options vesting within the first and second portions is upon the lapse of 48 months from the date of allocation, and the expiration date for the options vesting within the third portion is upon the lapse of 60 months of the date of allocation. The weighted financial value of each option, on the date of approval, was NIS 11.9 for the first and second portions, and NIS 12.7 for the third portion. For additional information, see “E. Share Ownership-The 2012 Option Plan”. The amount appearing in the table reflects the aggregate expenditure recorded by us in 2015 with regard to the allocation of options to Mr. Grinbaum, based on generally accepted accounting principles. The exercise price for converting the options into shares as of March 14, 2016, is NIS 40.49, this price is 139.6% higher than the share price on this date (meaning, these options are “out of the money”).

On August 4, 2014 and August 6, 2014 the Human Resources & Compensation Committee and the Board of Directors, respectively, approved an allocation of 95,129 non-negotiable options for no consideration to Mr. Asher Grinbaum, as well as 22,250 restricted shares, under our 2014 Equity Compensation Plan. On September 27, 2014 the options and restricted shares were allocated to a trustee in Mr. Grinbaum's favor. The options are exercisable into Company shares at an exercise price of NIS 28.71 (subject to adjustments). The options and restricted shares will mature in three equal portions as follows: one third upon the lapse of 24 months after December 1, 2014 (the “Commencement Date”), one third upon the lapse of 36 months after the Commencement Date, and one third upon the lapse of 48 months after the Commencement Date. The expiration date for the options vesting within the first portion is upon the lapse of 48 months of the Commencement Date, the expiration date for the options vesting within the second portion is upon the lapse of 60 months of the Commencement Date, and the expiration date for the options vesting within the third portion is upon the lapse of 72 months of the Commencement Date. The weighted financial value of each such option, at the date of approval, was NIS 6.57. The fair value of the restricted shares, at the date of approval, was NIS 28.09 (see also “E. Share Ownership-The 2014 Equity Compensation Plan”). The amount specified in the table reflects the aggregate expenditure recorded by us in 2015 with respect to the allocation of options and restricted shares to Mr. Grinbaum, based on generally accepted accounting principles. The vesting price for converting the options into shares as of March 14, 2016 is NIS 26.76 (about $6.88), the share price on that day was NIS 16.9 (about $4.43).

On May 10 and May 12, 2015, the Human Resources & Compensation Committee and the Board of Directors approved an allocation of 137,363 non-negotiable options for no consideration to Mr. Asher Grinbaum, as well as 23,200 restricted shares, under our 2014 Equity Compensation Plan. On July 12, 2015, the options and restricted shares were allocated to a trustee in Mr. Grinbaum's favor. The options are exercisable into Company shares at an exercise price of NIS 27.76 (subject to adjustments). The options and restricted shares will vest in three equal portions as follows: one third upon the lapse of 12 months after July 12, 2015 (the “Commencement Date”), one third upon the lapse of 24 months after the Commencement Date, and one third upon the lapse of 36 months after the Commencement Date. The expiration date for the options vesting within the first and the second portion is upon the lapse of 36 months of the Commencement Date, and the expiration date for the options vesting within the third portion is upon the lapse of 48 months of the Commencement Date. The weighted financial value of each such option, at the date of approval, was NIS 4.55. The fair value of the restricted shares, at the date of approval, was NIS 26.94 (see also “E. Share Ownership-The 2014 Equity Compensation Plan”). The amount specified in the table reflects the aggregate expenditure recorded by us in 2015 with respect to the allocation of options and restricted shares to Mr. Grinbaum, based on generally accepted accounting principles. The vesting price for converting the options into shares as of March 14, 2016 is NIS 27.07 (about $6.96), the share price on that day was NIS 16.9 (about $4.34).

The Annual Bonus Component

In its meeting dated March 15, 2016 the board decided to further discuss the bonuses for 2015 in its upcoming meeting. The bonus for Mr. Maimon was fully paid subsequent to his retirement.

The formula of the annual bonus to Mr. Maimon is as specified in the Compensation Policy (as amended), while the weights of the various categories are as follows: Financial Indicators Category – 55%, KPIs – 25%, Managerial Capabilities Evaluation – 10% and Manager Discretion – 10%. Mr. Maimon’s KPIs included efficiency, one ICL and communication indicators. Mr. Maimon met his targets.

Pensions, Retirement and Similar Benefits

We set aside approximately $1.2 million for pension or other retirement benefits for our senior management (GEC) in 2015.

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

As of the date of this Annual Report, our Board of Directors consists of eleven directors. In the event of equal votes of our Board of Directors, our Chairman of the Board has the right to cast the deciding vote. Messrs. Yaacov Dior, Miriam Haran, Geoffrey Merszei and Shimon Eckhaus are independent directors under the rules applicable to U.S. companies listed on the NYSE. Messrs. Nir Gilad, Avisar Paz, Aviad Kaufman, Ron Moskovitz, Sagi Kabla, Ovadia Eli and Stefan Borgas are not considered independent directors by virtue of the positions they hold with our controlling shareholder or with the Company. Two of our directors are external directors according to the Companies Law. We do not have service contracts with our current directors, excluding the CEO, Mr. Stefan Borgas and the Executive Chairman of the Board, Mr. Nir Gilad.

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

Under the Companies Law, external directors must be elected at a shareholders’ meeting by a simple majority of the votes cast on the matter, provided that such majority includes a majority of the votes cast by non-controlling shareholders and shareholders who do not have a personal interest in the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder), unless the votes cast by such shareholders against the election did not exceed 2% of our aggregate voting rights. External directors serve for up to three terms of three years each, and our Audit and Accounting Committee and Board of Directors may nominate them for additional terms under certain circumstances. Even if an external director is not nominated by our Board of Directors for reelection for a second or third term, shareholders holding at least 1% of our voting rights have the right to nominate the external director for reelection, and in addition, the external director may nominate himself for reappointment. In such a case, the reelection can be approved without the approval of our controlling shareholder if it is approved by a majority of the votes cast by non-controlling shareholders and shareholders who do not have a personal interest in the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) and the votes cast by such shareholders approving the election exceed 2% of our aggregate voting rights. A term of an external director may be terminated prior to expiration only by a shareholder vote, by the same threshold required for election, or by a court, but in each case only if the external director ceases to meet the statutory qualifications for election or if the external director breaches his duty of loyalty to us.

Under the Companies Law, each committee of a company’s board of directors that is authorized to exercise powers of the board of directors is required to include at least one external director, and all external directors must be members of the company’s audit committee and compensation committee.

We currently have two external directors: Mr. Yaacov Dior, whose second term commenced on February 26, 2015, and Dr. Miriam Haran, whose third term commenced on August 29, 2015.

Financial Experts

Our Board of Directors has resolved that at least three of its members must have financial and accounting expertise, as defined in regulations promulgated under the Companies Law. Our Board of Directors has determined that ten of our current directors meet such qualifications.

In addition, our Board of Directors has determined that all members of our Audit and Accounting Committee are financially literate as determined in accordance with NYSE rules and that Mr. Dior and Mr. Merszei are qualified to serve as “audit committee financial experts” as defined by SEC rules.

Alternate Directors

Our Articles of Association provide, consistent with Israeli law, that any director may appoint another person who is not a director or an alternate director to serve as his alternate director, subject to the approval of the Board of Directors. The term of an alternate director can be terminated at any time by the appointing director or the Board of Directors and automatically terminates upon the termination of the term of the appointing director. The Companies Law stipulates that an external director may not appoint an alternate director except under very limited circumstances. An alternate director has the same rights and responsibilities as a director, except for the right to appoint an alternate director. As of the date of this Annual Report, no alternate director was appointed.

Our Committees

Our Board of Directors has established the following committees. Each committee operates in accordance with a written charter that sets forth the committee’s structure, operations, membership requirements, responsibilities and authority to engage advisors.

Audit and Accounting Committee

Under the Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors who meet certain independence criteria and must include all of the company’s external directors. The chairman of the audit committee is required to be an external director. The responsibilities of an audit committee under the Companies Law include identifying and addressing flaws in the business management of the company, reviewing and approving interested party transactions, establishing whistleblower procedures, overseeing the company’s internal audit system and the performance of its internal auditor, and assessing the scope of the work and recommending the fees of the company’s independent accounting firm. In addition, the audit committee is required to determine whether certain interested party actions and transactions are “material” or “extraordinary” for the purpose of the requisite approval procedures under the Companies Law and to establish procedures for reviewing proposed transactions with a controlling shareholder.

In accordance with U.S. law and NYSE requirements, our Audit and Accounting Committee is also responsible for the appointment, compensation and oversight of the work of our independent auditors and, according to such rules and to the Companies Law and regulations by virtue thereof, the Audit and Accounting Committee is also responsible for assisting our Board of Directors in monitoring our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements.

Our Audit and Accounting Committee consists of three directors: Mr. Yaacov Dior (Chairman), Dr. Miriam Haran and Mr. Geoffery Merszei. Our Audit and Accounting Committee complies with the requirements applicable to U.S. companies that are listed on the NYSE. Mr. Dior and Dr. Haran are external directors as defined in the Companies Law and all the members are also independent as defined in SEC rules and NYSE listing requirements. Our Board of Directors has determined that all the members of the Audit and Accounting Committee are financially literate as determined in accordance with NYSE rules and that Mr. Dior and Mr. Merszei are qualified to serve as “audit committee financial experts” as defined by SEC rules.

Human Resources and Compensation Committee

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

Our Compensation and Human Resources Committee consists of three directors, Dr. Miriam Haran (Chairperson), Mr. Yaacov Dior and Mr. Shimon Eckhaus. Dr. Haran and Mr. Dior are external directors as defined in the Companies Law and all the members are also independent as defined in SEC rules and NYSE listing requirements.

Environment, Safety and Public Affairs Committee

Our Environment, Safety and Public Affairs Committee is designed to assist our Board of Directors to oversee our environment and safety policies and programs and our community outreach, public relations and advocacy programs. Our Environment, Safety and Public Affairs Committee is not authorized to exercise any power of our Board of Directors. It consists of four directors, Mr. Shimon Eckhaus (Chairman), Dr. Miriam Haran, Mr. Ovadia Eli and Mr. Sagi Kabla.

Operations Committee

The purpose of our Operations Committee is to assist our Board of Directors in fulfilling its responsibilities with respect to our equity management, business operations and strategy implementation, including M&A transactions and research and development strategy. Our Operations Committee is not authorized to exercise any power of our Board of Directors. The committee consists of six members, Mr. Nir Gilad (Chairman), Mr. Avisar Paz, Mr. Sagi Kabla, Mr. Ovadia Eli, Mr. Geoffrey Merszei and Mr. Shimon Eckhaus.

Financing Committee

The purpose of our Financing Committee is to assist our Board of Directors in fulfilling its responsibilities with respect to our financing and equity management and operations, including loans, debt offerings and other financing vehicles. Our Financing Committee is not authorized to exercise any power of our Board of Directors. The committee consists of five members, Mr. Avisar Paz (Chairman), Mr. Yaacov Dior, Mr. Sagi Kabla, Mr. Aviad Kaufman and Mr. Geoffery Merszei.

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

Insurance and indemnification

The Articles of Association of the Company and its Israeli subsidiaries include provisions that permit exemption, indemnification and insurance of the liability of officers, all in accordance with the provisions of the Israeli Companies Law. The Company, with the approval of the Audit Committee, the Board of Directors and the General Meeting of Shareholders, granted its officers an exemption and letters of indemnification, and has also taken out an insurance policy covering directors and officers. The insurance and the compensation do not apply to those cases specified in Section 263 of the Israeli Companies Law. The exemption is for damage caused and/or to be caused by such officers, due to a breach of the duty of care to the Company. The amount of the indemnification payable by the Company under the letter of indemnification, in addition to amounts received from an insurance company, if any, for all of the officers on a cumulative basis, for one or more of the events detailed therein, was limited to $300 million. The insurance is renewed annually. On May 8, 2014 the General Meeting of Shareholders approved an increase of the insurance coverage as determined within the framework resolution approved by the General Meeting of Shareholders in August 2012, from $300 million to $350 million from the date on which our shares were listed for sale on the US stock exchange. In August 25 and 27, 2015, respectively, the Compensation Committee and the Board of Directors approved the renewal of the insurance policy for officers currently serving or that will serve in the Company from time to time, as well as their liability in their capacity as officers of certain companies to which they have been or will be appointed by the ICL Group or on its behalf, for the period of an additional year, commencing on September 1, 2015. Concurrently with the approval of the Compensation Committee and the Board, the policy that was valid until August 31, 2015 was extended for two additional months, until the satisfaction of a condition relating to the joint tier that will enable to engage in the New Policy. On October 13, 2015, following the satisfaction of the aforementioned condition, the policy was renewed, commencing as of September 1, 2015 until August 31, 2016. Pursuant to the New Policy the division of the premium amount in the joint tier was changed so that 70% will be paid by the Company and 30% by the Israel Corporation, in accordance with the authority given to the Compensation Committee and the Board to approve changes, from time to time, in connection with the rate of premium division between the ICL Group and Israel Corp. Group as pertains to the shared tier, up to a deviation at the rate of 25% of the original division, in accordance with the framework resolution. The insurance policy includes a joint tier with Israel Corporation with a joint liability limit up to $20 million per occurrence and in the aggregate, and a separate tier that covers officers' liability in the ICL Group alone for additional up to $200 million per occurrence and in the aggregate (the total policy amounts to $220 million). According to the framework resolution, the officers of the ICL group are beneficiaries of both tiers. As part of the approvals, an annual premium was approved which will be paid by the Company in respect of the aforementioned policy; it does not exceed the maximum premium amount specified in the framework resolution. The terms of the New Policy adhere to the terms of the framework resolution and of the Company's Compensation Policy.The coverage in effect (including a shared tier with the parent company of up to $20 million) stands at an aggregate amount of $220 million.

Other Information

We do not have any agreement with directors providing for benefits upon termination of employment.

D. EMPLOYEES

As of December 31, 2015, we had a workforce of 13,558 employees. Of these, 71 were employed at our headquarters and the balance were employed by our various subsidiaries.

Breakdown of Employees by Segment

	2015	2014	2013
ICL Fertilizers	7,660	5,995	6,073
ICL-IP	2,260	2,591	2,637
ICL-PP	2,793	3,324	2,992
Other (includes employees of DSM and ICL management)	845	547	450
Total employees	13,558	12,457	12,152

Geographic Breakdown of Employees

	2015	2014	2013
Israel	4,812	4,940	5,238
China	2,565	614	621
Spain	1,300	1,270	1,205
Germany	1,170	1,539	1,317
UK	1,162	1,203	1,156
USA	1,142	1,123	1,121
Netherlands	576	494	462
Brazil	249	234	132
France	120	343	351
Other	462	697	549
Total employees	13,558	12,457	12,152

As at December 31, 2015, our workforce comprised of 13,558 employees, compared to 12,457 employees as at December 31, 2014 – an increase of 1,101 employees. The increase in the number of employees stems from the additional workforce in respect of acquisition of companies, mainly in China (YPH), in Europe (Prolactal) and Allana Ethiopia. This increase was partly offset by the sale of companies, mainly in Europe, in the Performance Products segment.

In most of ICL’s companies in Israel, labor disputes have been declared, partly due to the efficiency plan and the strategy that the Company is implementing, as well as a result of construction of the joint service center established in Israel. In some of the ICL’s production facilities in Israel, the employees have started to strike.

In the beginning of 2014, a strike was started at Rotem, against the background of the efficiency plan at Rotem’s factories. The strike lasted 33 days, and on April 11, 2014, an agreement between Rotem and the Rotem Workers Council was signed. The Agreement stated that the downsizing process would be completed, and that efficiency arrangements would be put in place for a number of subjects (consolidation of units, reduction of available positions, not hiring new employees in place of those who terminated their employment under the downsizing arrangement, and more).

On February 2, 2015, the Workers Council of Bromine Compounds Ltd. (“Bromine Compounds”), which belongs to ICL’s Industrial Products segment, started a full-scale strike at the Bromine Compounds’ plants in Neot Hovav and halted all shipments of goods from the plants. The strike at the plants came, among other things, in response to the efficiency programs that the Company is currently executing in Neot Hovav, whereby the Company requested that a number of employees employed under a collective agreement will be dismissed and/or will leave under early retirement conditions. On February 19, 2015, in response to the termination letters that were sent to employees of Bromine Compounds, and further to similar efficiency discussions held at Dead Sea Works (“ICL Dead Sea”), the Workers Council of Dead Sea Works gave notice of a full-scale strike at ICL Dead Sea’s facilities in Sodom, including the bromine facility and the power station.

On May 28, 2015, an agreement was signed between ICL Dead Sea and Bromine Compounds and between the General Workers Council (Histadrut), the Workers Council of ICL Dead Sea and the Bromine Compounds Workers Council, ending the strike, the employment disputes and the legal proceedings pending among the parties, and allowing the immediate return of the employees to full employment (hereinafter – “the Agreement”).

The key elements of the Agreement are as follows:

a. 210 employees will voluntarily retire under the early retirement route.

b. 38 employees will end their employment by December 31, 2015 under the severance pay route (or earlier under certain conditions), and will be entitled to special severance pay in excess of that prescribed by law.

c. The parties consent to implementation of the efficiency plans in ICL Dead Sea and Bromine Compounds and to implementation of the plan to establish the regional shared services center (under ICL Israel).

d. During the period beginning on the signing date of the Agreement and up to completion of the efficiency plans or until December 31, 2018, whichever occurs first (the “Efficiency Period”), no collective dismissal, including early retirement which is not voluntary, shall take place in ICL Dead Sea and in Bromine Compounds. Despite the aforesaid, up to July 1, 2017, the management of Bromine Compounds may execute an early retirement plan which is not voluntary retirement, wherein up to 45 employees, will retire subject to certain terms specified in the Agreement.

e. During the Efficiency Period it was determined, among other things, that the management may transfer employees and may adjust the number of positions in the companies, perform structural and organizational changes, and establish and operate new installations and projects.

f. Management will be permitted to transfer employees under the existing employment agreements – this being in addition to the employee transfer provisions in Section e. above.

On September 21, 2015, a labor dispute was declared at Bromine Compounds Ltd., following a claim made by the Workers Council concerning breach of contracts and unilateral actions that contradicted the agreements.

On October 7, 2015, a labor dispute was declared at Rotem, in light of a number of general issues.

On January 19, 2016, a labor dispute was declared at ICL Dead Sea, following a claim lodged by the Workers Council concerning management’s unwillingness to discuss the new employment agreement, and the failure to provide information pursuant to the Workers Council’s request.

The Company is conducting negotiations with the various workers councils.

As part of the efficiency plan approved by the Company’s Board of Directors and in order to implement further operating excellence measures in the Company’s factories worldwide, in January 2015, the Company inaugurated a new European headquarters in Amsterdam, in addition to the joint service center already operating in the United States (St. Louis), which will manage all of the Company’s activities in Europe, and in June 2015, the Company operated its joint services center in Israel (in Beer Sheba). The new headquarters will serve as ICL’s joint (shared) global service centers (together with the existing service center in the United States). The center established in Amsterdam will also operate as the Company’s worldwide procurement (purchasing) center. The joint service centers in Israel and Europe are to provide services to all ICL companies in Europe and Israel.

The activities to be included in these service centers include accounting and finance, human resources, information technology, procurement and legal services. The Company expects that establishment of these service centers will contribute to improvement of the quality of service provided, uniform application of processes within the Company, improvement of control and compliance processes, and also result in cost savings, mainly as a result of savings relating to procurement costs and consolidation of processes.

During the fourth quarter of 2015, the Company completed the procurement of the YPH joint venture, together with YPC, China’s leading manufacturer of phosphates. Through this transaction, the Company added about 2,100 employees to its headcount.

During the fourth quarter of 2015, as a result of the depletion of potash reserves at the mine in the United Kingdom, the Company decided to make a gradual transition from extracting and producing potash to producing polysulphate. In the framework of this process, the Company has commenced implementation of an efficiency plan whereby in the first quarter of 2016 a reduction of about 330 full time positions was completed.

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

ICL Rotem, Fertilizers and Chemical Materials Ltd. (“FCM”), Dead Sea Magnesium and Bromine Compounds have collective bargaining agreements with termination dates ranging from June 2016 to the end of 2018. The work agreement at ICL Dead Sea expired in September 2015.

Senior employees in special positions and members of management are employed under individual agreements. These agreements are not limited in time and can be terminated with advance notice of a few months.

Local employees of our subsidiaries overseas are employed according to the employment terms prevalent in the countries in which they are employed. Most of our overseas employees, primarily in China, Germany, the Netherlands, the United Kingdom, Spain and the United States, are employed under collective bargaining agreements.

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

Under PRC labor law, it is a mandatory requirement for employers to enter into individual labor contract with their employees, in light of such, the permanent staff of YPH JV shall be employed under respective individual labor contracts. However, under PRC law, the employees of a company have the right to establish a labor union to represent their interests and protect their legal rights. YPH JV has a labor union. The labor union may represent employees in negotiating with their employer for collective agreements regarding remuneration, working hours, working safety, etc. Such collective agreements are mainly used for providing benchmark to certain working conditions. In addition, 3C, one of the subsidiaries within YPH JV, has entered into a collective agreement with its female employees regarding special protection of female workers. The term of the collective agreement is two years starting from February 2015.

Infrastructure, performance management processes and human resources development

In 2015, the Company expanded the assimilation of the performance management infrastructure and human resources management. In this context, the Company is assimilating a uniform technological infrastructure for managing and developing human resources within all of its units, worldwide, as well as globally uniform work processes. The assimilated system includes the administration of employees’ data, learning and training processes, and managing the performance of all of the Company’s employees. Since 2015, the upper echelons of the Company’s management (constituting approximately 10% of the Company’s human resources) have been taking part in a performance management based on goals, performance evaluation, and group and individual development plans derived from them. The assimilation of the global processes is expected to expand to include additional processes in the fields of compensation and communications. By the beginning of 2017, it is expected to enhance the relationship between performance and compensation, and to cover about 80% of the Company’s personnel.

E. SHARE OWNERSHIP

Information with respect to share ownership of members of our Management and Supervisory Boards and our senior management is included in “Item 7. Major Shareholders and Related Party Transactions.”

Incentive Compensation Plans

The 2014 Equity Compensation Plan

On November 8 and 11, 2015, the Compensation Committee and the Board of Directors, respectively, and on December 23, 2015, the general shareholders meeting, under the 2014 Equity Compensation Plan, approved the issuance, for no consideration, of 120,920 restricted shares to the Company’s directors (excluding the President & CEO, Mr. Stefan Borgas and the Executive Chairman of the Board, Mr. Nir Gilad). The restricted shares will vest in three equal tranches, as follows: (i) 33.33% will vest at the end of 12 months from the date of the annual general shareholders meeting; (ii) 33.33% will vest at the end of 24 months from the date of the annual general shareholders meeting; and (iii) 33.33% will vest at the end of 36 months from the date of the annual general shareholders meeting. Vesting of the Restricted Shares would fully accelerate if the holder thereof ceases to serve as a director of the Company, unless he ceased to hold office due to those certain circumstances regarding early termination of office or imposition of enforcement measures, as set forth in section 231-232a and 233(2) of the Israeli Companies Law.

On May 10, 2015 and June 1, 2015, and on May 12, 2015 and June 5, 2015, the Company’s Compensation Committee and Board of Directors, respectively, under the 2014 equity-based compensation plan, approved the issuance of up to 7,931,500 non-marketable and non-transferrable options, for no consideration, exercisable for up to 7,931,500 of the Company’s ordinary shares, and up to 1,397,302 restricted shares, to approximately 550 of the Company’s officers and senior employees. The said allocation includes a private placement of 404,220 options and 68,270 restricted shares to the Chairman of the Company’s Board of Directors and of 530,356 options and 89,574 restricted shares to ICL’s Chief Executive Officer, which was approved by the General Meeting of the Company’s shareholders by special majority on June 29, 2015 .The options and restricted shares will vest in three equal tranches: one-third at the end of 12 months after the grant date, one-third at the end of 24 months after the grant date and one-third at the end of 36 months after the grant date. The expiration date of the options in the first and second tranches is at the end of 36 months after the grant date and the expiration date of the options in the third tranche is at the end of 48 months after the grant date.

On January 25 and 26, 2015, our Remuneration and Human Resources Committee and the Board of Directors, respectively, and on February 26, 2015 the General Meeting of our shareholders, approved the issuance, under the 2014 Equity Compensation Plan plan, for no consideration, of 99,858 restricted shares to Company directors (excluding our Chief Executive Officer, Mr. Stefan Borgas). The restricted shares will vest in three tranches, subject to the directors continuing to serve in their positions on the vesting date, as follows: (1) 50% vested on August 28, 2015; (2) 25% will vest at the end of two years from the date of the General Meeting, on February 26, 2017, and (3) 25% at the end of three years from the date of the General Meeting, on February 26, 2018.

Following the approval of the Company’s Board of Directors on August 6, 2014, under the 2014 equity-based compensation plan, ICL issued, for no consideration, 4,360,073 non-marketable options, exercisable for up to 4,360,073 of our ordinary shares, and 1,007,651 restricted shares, to approximately 450 of our officers and senior employees. The issuance includes a significant private placement of 367,294 options and 85,907 restricted shares to our Chief Executive Officer, which was approved by the General Meeting of our shareholders. This grant format of the options plan includes a “cap” for the value of a share where if, as at the exercise date, the closing price of an ordinary share is higher than twice the exercise price (the “Share Value Cap”), the number of the exercised shares will be adjusted so that the product of the exercised shares actually issued to the offeree multiplied by the share closing price will equal the product of the number of exercised options multiplied by the Share Value Cap.The options and restricted shares will vest in three equal tranches: one-third at the end of 24 months from December 1, 2014, one-third at the end of 36 months from December 1, 2014 and one-third at the end of 48 months from December 1, 2014. The expiration date of the options in the first tranche is at the end of 48 months from December 1, 2014, the expiration date of the options in the second tranche is at the end of 60 months from December 1, 2014 and the expiration date of the options in the third tranche is at the end of 72 months from December 1, 2014.

The 2012 Option Plan

On November 26, 2012, our Board of Directors approved the issue of up to 12,000,000 non-marketable options for no consideration to 416 of our officers and senior employees in Israel and overseas. On December 27, 2012, 11,999,400 options were issued. The issuance included a material private placement of 1,190,000 options to our Chief Executive Officer. This plan includes a “cap” for the value of a share where if, as at the exercise date, the closing price of a Company share is higher than twice the exercise price (the “Share Value Cap”), the number of the exercised shares will be reduced so that the product of the exercised shares actually issued to an offeree multiplied by the share closing price will equal the product of the number of exercised options multiplied by the Share Value Cap. The options may be exercised in three equal tranches on November 26, 2013, 2014 and 2015. The expiration date of the options for the first and second tranches is at the end of 48 months from the issuance date, and the expiration date of the options for the third tranche is at the end of 60 months from the issuance date.

The 2010 Option Plan

On January 7, 2010, our Board of Directors approved an issuance of 10,930,500 non-marketable options for no consideration to 318 of our officers and senior employees in Israel and overseas. The issuance included a significant private placement of 1,100,000 options to our former Chief Executive Officer and 800,000 options to our Chairman of the Board. On February 15, 2010, at an extraordinary general meeting of our shareholders, the issuance to the Chairman of the Board was approved. The 2010 Plan options vested in three equal annual installments as follows: one third at the end of 12 months from the date of approval of the Board of Directors; one third at the end of 24 months from the date of approval of the Board of Directors; and one third at the end of 36 months from the date of approval of the Board of Directors. As at December 31, 2014, all the options had expired.

Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company. The ordinary shares issued as a result of exercise of the options have the same rights as the Company’s ordinary shares, immediately upon their issuance. The options issued to the employees in Israel are covered by the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) and the regulations promulgated thereunder. The Company elected to perform the issuance through a trustee, under the Capital Gains Track. The exercise price is linked to the CPI that is known as of the date of payment, which is the exercise date. In a case of distribution of a dividend by the Company, the exercise price is reduced on the “ex-dividend” date, by the amount of the dividend per share (gross), based on the amount thereof in NIS on the effective date. The options are not marketable and are not transferable.

Fair Value of Options

The fair value of the options granted under the 2010 Equity Compensation Plan as stated above was estimated on the basis of the Black & Scholes model for the pricing of options. The fair value of the options granted under the 2012 and 2014 Equity Compensation Plan was estimated using the binomial model for pricing options. The parameters used in applying the models are as follows:

			2014 Plan
	2010 Plan	2012 Plan	Granted 2014	Granted 2015

Share price (in $)	14.3	12.1	8.2	7.0
CPI-linked exercise price (in $)	14.3	12.1	8.4	7.2
Expected volatility:
First tranche	54.98%	36.70%	29.40%	25.40%
Second tranche	54.98%	36.70%	31.20%	25.40%
Third tranche	48.45%	44.20%	40.80%	28.80%
Expected life of options (in years):
First tranche	2.5	4.0	4.3	3.0

			2014 Plan
	2010 Plan	2012 Plan	Granted 2014	Granted 2015

Second tranche	2.5	4.0	5.3	3.0
Third tranche	3.5	5.0	6.3	4.0
Risk-free interest rate:
First tranche	0.59%	0.22%	(0.17)%	(1.00)%
Second tranche	0.59%	0.22%	0.05%	(1.00)%
Third tranche	1.29%	0.54%	0.24%	(0.88)%
Fair value (in $ millions)	54.3	37.7	8.4	9.0
Weighted average grant date fair value per option (in $)	5.0	3.1	1.9	1.2

The total fair value on the grant date of the restricted shares issued pursuant to the approval of the Board of Directors on August 6. 2014, is about $8.4 million. The value of the restricted shares is determined according to the closing price on the TASE on the most recent trading day preceding the date of the approval of the Board of Directors (with the exception of the restricted shares issued to our CEO, the value of which was determined according to the closing price on the TASE on the most recent trading date preceding the date of the approval of the General Meeting).

The total fair value on the grant date of the restricted shares that were allotted to directors (excluding the Company CEO, Mr. Stefan Borgas) pursuant to the approval of the Board of Directors on January 26, 2015, is approximately $0.7 million. The value of the restricted shares offered to offerees was determined according to the closing price on the TASE on the most recent trading day preceding the date of the approval of the General Meeting.

The total fair value on the grant date of the restricted shares issued in accordance with the approval of the Board of the Directors on May 12, 2015, is approximately $9.7 million, of which approximately $0.5 million relates to the Chairman of the Company’s Board of Directors and approximately $0.6 million relates to the Chief Executive Officer. The value of the restricted shares offered to the offerees was determined according to the closing price on the Stock Exchange on the last trading day prior to the date of approval by our Board of Directors, except for the Company’s CEO, Mr. Stefan Borgas and the Chairman of the Board of Directors, Mr. Nir Gilad, where the value of the restricted shares was determined according to the closing price on the TASE on the most recent trading date preceding the date of the approval of the General Meeting).

The total fair value on the grant date of the restricted shares that were allotted to Directors (except for the Company’s CEO, Mr. Stefan Borgas, and the Chairman of the Board of Directors, Mr. Nir Gilad) pursuant to the approval of the Board of Directors on November 11, 2015, is approximately $0.5 million. The value of the restricted shares offered to offerees was determined according to the closing price on the TASE on the most recent trading day preceding the date of the approval of the General Meeting.

The cost of the benefit embedded in the aforesaid plans will be recognized in profit and loss over the vesting period.

The 2013 and 2014 Cash Incentive Plans

In May 2013, ICL’s Board of Directors decided to approve a long-term remuneration plan for approximately 11,300 Company employees in Israel and overseas, who are not managers that participated in the Company’s option plans (which were approved in November 2012), in accordance with the terms stipulated in the plan. The maximum cost of the plan is approximately $45 million.

In August 2014, ICL’s Board of Directors decided to approve a long-term remuneration plan for approximately 11,800 of the Company’s non-managerial employees in Israel and overseas, who are not managers that participated in the Company’s options and shares plan (that was approved on the same date), in accordance with the terms stipulated in the plan. The maximum cost of the plan is approximately $17 million.

As at the date of this Annual Report, the conditions for the aforesaid plans were not met and therefore no liability was included in respect of these plans.

Item 7 - MAJOR SHAREHOLDERS AND RELATED (AND INTERESTED) PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table presents as of March 1, 2016 (unless otherwise noted below) the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares and each of our directors and executive officers. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

	Ordinary Shares Beneficially Owned(1)			Special State Share
Shareholders	Number	%		Number	%
Israel Corporation Ltd.(2)	587,128,391	46.04	%**	—	—
PotashCorp Agricultural Cooperative Society Ltd.(3)	176,088,630	13.81%		—	—
State of Israel(4)	—	—		1	100%
Nir Gilad	472,490	*		—	—
Stefan Borgas	2,263,131	*		—	—
Avisar Paz	—	*		—	—
Aviad Kaufman	—	*		—	—
Ron Moskovitz	—	*		—	—
Sagi Kabla	—	*		—	—
Ovadia Eli	24,193	*		—	—
Yaacov Dior	24,193	*		—	—
Miriam Haran	24,193	*		—	—
Geoffrey Merszei	24,193	*		—	—
Shimon Eckhaus	24,193	*		—	—
Asher Grinbaum	657,942	*		—	—
Kobi Altman	219,954	*		—	—
Eli Amit	171,993	*		—	—
Hezi Israel	159,824	*		—	—
Lisa Haimovitz	148,706	*		—	—
Yakir Menashe	190,224	*		—	—
Karl Mielke	258,580	*		—	—
Mark Volmer	277,942	*		—	—
Charles Weidhas	657,942	*		—	—
Nissim Adar	657,942	*		—	—
Dan Chen	672,742	*		—	—
Lizette Kilian	—	*		—	—
Ido Lilian	176,701	*		—	—

____________________

*	Less than 1%

**	For additional information, please see section (2) below.

On February 26, 2015, the General Meeting of Shareholders approved an allocation of 9,078 restricted shares for each of the Company directors (except for the Chairman of the Board, Mr. Nir Gilad, and the Chief Executive Officer, Mr. Stefan Borgas), for no consideration. On December 23, 2015, the General Meeting of Shareholders approved an allocation of 15,115 for each of the Company directors (except for the Chairman of the Board, Mr. Nir Gilad, and the Chief Executive Officer, Mr. Stefan Borgas), for no consideration. See “Item 6. Directors, Senior Management and Employees—E.Share Ownership –The 2014 Equity Compensation Plan”. The Company’s Human Resources & Compensation Committee, Board of Directors and General Meeting of Shareholders approved transfer by Mr. Aviad Kaufman and by the directors employed by Israel Corporation the equity compensation granted to them (a total of 72,579 restricted shares) or the financial benefits by virtue thereof, to the Israel Corporation. Therefore, the shares were allocated to Israel Corp.

(1)	The percentages shown are based on 1,275,217,894 ordinary shares issued and outstanding as of March 1, 2016 (after excluding shares held by us or our subsidiaries). In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to options that are exercisable within 60 days from March 1, 2016. Shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person.

(2)	Israel Corp. is a public company listed for trading on the Tel Aviv Stock Exchange (TASE). Based on the information the Company received from Israel Corp. Millenium Investments Elad Ltd. (“Millenium”) and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp., for purposes of the Securities Law (each of Millenium and Mr. Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director of Millenium and has an indirect interest in it as the beneficiary of the foreign discretionary trust that has indirect control of Millenium). Millenium holds approx. 46.94% of the share capital in Israel Corp. which holds approx. 46.04% of the voting rights and 48.88% of the issued share capital of the Company. Millenium is held by Mashat Investments Ltd. (“Mashat”) and by XT Investments Ltd. (“XT Investments”), with 80% and 20% holdings, respectively. Mashat is a private company, wholly owned by a Dutch company, Ansonia Holdings Singapore B.V. (“Ansonia”). Ansonia is a wholly-owned subsidiary of Jelany Corporation N.V. (registered in Curaçao), which is a wholly-owned subsidiary of the Liberian company, Court Investments Ltd. (“Court”). Court is wholly owned by a foreign discretionary trust, in which Mr. Idan Ofer is the beneficiary. XT Investments, which directly holds approximately 1.24% of the share capital of Israel Corp., is a shareholder in Millenium as stated. XT Investments is a private company, wholly owned by XT Holdings Ltd. (“XT Holdings”), a private company whose ordinary shares are held in equal shares by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and by Lynav Holdings Ltd., a company that is controlled by a foreign discretionary trust in which Mr. Idan Ofer is a prime beneficiary. Mr. Ehud Angel holds, among other things, a special share that grants him, inter alia, under certain limitations and for certain issues, an additional vote on the board of directors of XT Holdings. In addition, Kirby Enterprises Inc., which is indirectly held by the same trust that holds Mashat, in which, as stated, Mr. Idan Ofer is the beneficiary, holds approximately 0.74% of the share capital of Israel Corp. Furthermore, Mr. Idan Ofer holds directly approximately 3.85% of the share capital of Israel Corp. Furthermore, XT Investments directly holds approximately 0.03% of the Company’s capital (namely, 377,662 Ordinary Shares).

On September 24, 2014, we listed our ordinary shares on the NYSE in connection with the initial public offering of our shares. The offering, including the subsequent option exercise, included 42,222,942 of our ordinary shares sold by Israel Corporation and 23,951,015 of our ordinary shares sold by certain forward counterparties. Immediately following the offering, Israel Corporation had voting rights with respect to approximately 46.18% of our outstanding ordinary shares (after excluding shares held by us or our subsidiaries). Even though Israel Corporation has less than 50% of our ordinary shares, it still has a major impact on the General Meeting of Shareholders and de facto has the power to appoint directors and has a strong influence upon the composition of our Board of Directors.

As of March 1, 2016, 392 million ordinary shares have been pledged by Israel Corporation to secure certain liabilities, almost entirely comprised of margin loans with an aggregate outstanding principal amount of $754 million.

(3)	PotashCorp Agricultural Cooperative Society Ltd. is an Israeli subsidiary of Potash Corporation of Saskatchewan Inc., a Canadian corporation whose shares are listed for trading on the Toronto Stock Exchange and the NYSE.

(4)	For a description of the different voting rights held by the holder of the Special State Share, see “Description of Share Capital—The Special State Share” in our registration statement on Form F-1 (File no. 333-198711) filed with the SEC on September 22, 2014.

To our knowledge, as of March 1, 2016, we had one Shareholder of record who was registered with an address in the United States, holding approximately 5.36% of our outstanding ordinary shares. Such numbers are not representative of the portion of our shares held in the United States nor are they representative of the number of beneficial holders residing in the United States, since such ordinary shares were held of record by one U.S. nominee company, CEDE & Co. In Israel, the nominee company to the TASE in whose name most of our ordinary shares are held of record is Registration Company of Bank Hapoalim Ltd.

B. RELATED (AND INTERESTED) PARTY TRANSACTIONS

Approval of Related (and Interested) Party Transactions

Approval of Related (and interested) Party Transactions

Under the Companies Law, an interested party transaction may be approved only if it is for the benefit of the company. A transaction that is not an extraordinary transaction in which a director or officer has a personal interest requires the approval of the Board of Directors, unless the articles of association of the company provide otherwise. Our Articles of Association provide that such a transaction, if it does not relate to a director’s or officer’s compensation terms, may be approved by any of our Board of Directors, our Audit and Finance Committee, a disinterested director or officer or a person authorized for this purpose by our Board of Directors. If the transaction is an extraordinary transaction, it must be approved by the Audit and Finance Committee and the Board of Directors, and, under certain circumstances, by the shareholders of the company. An “extraordinary transaction” is a transaction other than in the ordinary course of business, other than on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities.

Pursuant to the Companies Law, extraordinary transactions with the controlling shareholder and extraordinary transactions in which a controlling shareholder has a personal interest, require the approval of the audit committee, or the compensation and human resources committee if the transaction is in connection with employment or service with the company, the board of directors and the shareholders of the company. The shareholder approval must be by a simple majority of all votes cast, provided that (i) such majority includes a simple majority of the votes cast by non-controlling shareholders having no personal interest in the matter or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed 2% of the total voting rights in the company.

The Companies Law prohibits any director who has a personal interest in an extraordinary transaction from being present at the discussion and voting on such transaction in the audit committee or board of directors. Notwithstanding, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the directors or members of the audit committee have a personal interest in the approval of such transaction. If a majority of the members of the Board of Directors have a personal interest in the transaction, such transaction also requires shareholder approval.

Approval of Director and Officer Compensation

Under the Companies Law, we are required to approve, at least once every three years, a compensation policy with respect to our directors and officers. Following the recommendation of our Compensation and Human Resources Committee, the compensation policy must be approved by our Board of Directors and our Shareholders. The shareholder approval must be by a simple majority of all votes cast, provided that (i) such majority includes a simple majority of the votes cast by non-controlling shareholders having no personal interest in the matter or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed 2% of the total voting rights in the company. In general, the compensation terms of directors, the chief executive officer and any employee or service provider who is considered a controlling shareholder, as well as a relative of a controlling shareholder, must be approved separately by the Compensation and Human Resources Committee, the Board of Directors and the Shareholders. Generally, shareholder approval is not required for director compensation payable in cash up to the maximum amount set forth in the regulations governing the compensation of external directors. Generally, the compensation terms of other officers who report directly to the chief executive officer require the approval of the Compensation and Human Resources Committee and the Board of Directors, unless the Compensation and Human Resources Committee approves that there is no material change to the terms of the compensation.

On July 17, 2013, our Board of Directors approved the compensation policy for our directors and officers in accordance with the recommendation of our Compensation and Human Resources Committee, which approved the compensation policy on July 16, 2013. Our compensation policy was approved by our Shareholders on August 26, 2013. In March 2014, our Compensation and Human Resources Committee and our Board of Directors approved certain amendments to our compensation policy including, among other things, with regard to the method of calculating the target bonus for officers who have not served as officers or who have served in another position in the Company in the three years prior to the bonus, the possibility of awarding a special bonus and certain amendments to the equity bonus mechanism (including with regard to minimum permitted vesting period). In August 2014, our Compensation and Human Resources Committee and our Board of Directors approved, and on December 11, 2014, the General Meeting of Shareholders approved additional specific amendments to our compensation policy which, among other things:

•	add an exception to the criteria for the selection of the comparative companies in relation to which the compensation packages offered to officers will be examined, provided that there is available public information on the compensation packages in such companies;

•	amend the ranges for the desirable ratios between the fixed and the variable components of the compensation of officers;

•	amend the ratio between the weights of the different categories in the formula for calculating officers’ compensation;

•	with respect to ICL and the segments’ financial measures, authorize our Compensation and Human Resources Committee and Board to adjust (upwards or downwards) the net income and/or operating income of the Company or the respective segment for one-time items, for purposes of calculating the annual bonus;

•	for purposes of the compliant equity bonus mechanism provided in Section 7.7 of the Compensation Policy – for purposes of determining the minimal total shareholder return, which constitutes a prerequisite for the maturity of the matching equity bonus, the foreign comparative companies will be direct business competitors of ICL or companies that operate in similar markets as ICL, for which available public information exists, and that have income and/or a market value within a reasonable range of our income and market value;

•	amend the way of calculating the target bonus for officers who have not served the Company in the last three years; and

•	add the possibility of granting special bonuses for special efforts or unique contributions.

Transactions with related (and Interested) Parties

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

Controlling Shareholder

As of March 1, 2016, Israel Corporation held approximately 48.88% of our outstanding ordinary shares and approximately 46.04% of the voting rights of our Shareholders.

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

However, Israel Corporation does not exercise control with respect to our compensation policy and interested party transactions, since these must be approved by a majority of our non-related Shareholders.

Joint Insurance

On August 29, 2012, following approval by our Audit and Finance Committee and our Board of Directors, our Shareholders approved a new framework resolution to purchase an insurance policy for two-tier coverage of director and officer liability jointly with Israel Corporation. The first tier, which is shared with Israel Corporation, has a joint liability limit of up to $20 million, and the premiums are paid about 42.5% by us and about 57.5% by Israel Corporation. The second tier covers us alone for up to $200 million. This framework resolution is valid for up to three years.

In August 2013, following approval by our Human Resources & Compensation Committee and our Board of Directors, our Shareholders approved an increase of the total insurance cap to $350 million.

In connection with our initial public offering, we updated the terms of our insurance policy for directors and officers in accordance with the practice of companies listed in the United States, including with respect to the limit of liability, the premium and the apportioning of the insurance premium to be paid between us and Israel Corporation. The insurance policy includes a joint tier with Israel Corporation with a liability limit of up to $20 million and a separate tier that covers us alone for up to $220 million, with our directors and officers as beneficiaries of both tiers. The new insurance policy was approved by our Shareholders, as a three year framework resolution, in May 8, 2014, following approval by our Audit and Finance Committee and Board of Directors.

On August 31, 2014, we announced that our Audit and Finance Committee and our Board of Directors had approved the renewal of our insurance policy in accordance with the three-year framework resolution approved by our Shareholders in May 2014 and our Compensation Policy. The new insurance policy, which entered into effect as of September 1, 2014, includes a joint tier with Israel Corporation with a joint liability limit up to $20 million (the division of the premium amount was changed in 2014 so that about 60% will be paid by the Company and about 40% by Israel Corporation) and a separate tier that covers us alone with a liability limit up to $200 million.

On August 25 and 27, 2015, respectively, the Compensation Committee and the Board of Directors approved the renewal of the insurance policy for officers currently serving or that will serve in the Company from time to time, as well as their liability in their capacity as officers of certain companies to which they have been or will be appointed by the ICL Group or on its behalf, for the period of an additional year, commencing on September 1, 2015. Concurrently with the approval of the Compensation Committee and the Board, the policy that was valid until August 31, 2015 was extended for two additional months, until the satisfaction of a condition relating to the joint tier that will enable us to engage in the New Policy. On October 13, 2015, following the satisfaction of the aforementioned condition, the policy was renewed, commencing as of September 1, 2015 until August 31, 2016. Pursuant to the New Policy the division of the premium amount in the joint tier was changed so that 70% will be paid by the Company and 30% by the Israel Corporation, in accordance with the authority given to the Compensation Committee and the Board to approve changes, from time to time, in connection with the rate of premium division between the ICL Group and the Israel Corp. Group as pertains to the shared tier, up to a deviation at the rate of 25% of the original division, in accordance with the framework resolution. The insurance policy includes a joint tier with Israel Corporation with a joint liability limit up to $20 million per occurrence and in the aggregate, and a separate tier that covers officers' liability in the ICL Group alone for additional up to $200 million per occurrence and in the aggregate (the total policy amounts to $220 million). According to the framework resolution, the officers of the ICL group are beneficiaries of both tiers. The Compensation and the Board of Directors further approved the annual premium under the New Policy in accordance with the terms of the framework resolution. The terms of the New Policy adhere to the terms of the framework resolution and of the Company's Compensation Policy.

Management Fees to Controlling Shareholder

We have paid our parent company, Israel Corporation, annual management fees for management services, since 1996. Management services include ongoing general consultation, such as professional, financial, strategic and managerial consulting, and consulting and representation in regulatory discussions and issues. The parties may agree to expand management services to additional areas. In January 2015 our Human Resources & Compensation Committee and our Board of Directors approved, and on February 26, 2015 our General Meeting of Shareholders approved, an extension of the management agreement that expired on December 31, 2014, for the years 2015-2017, under the same terms, except for the following changes: (1) upon approval of the terms of office for the Executive Chairman of the Board, management fees shall be reduced to $1 million plus VAT. In case the Chairman of the Board is appointed Executive Chairman of the Board and thereafter ceases to serve and be compensated as an Executive Chairman of the Board, as of such time management fees shall once more be set at an amount of $3.5 million plus VAT; (2) to allow the Company to grant equity compensation to incumbent and future directors who are employed by the Israel Corporation (such directors do not receive cash compensation for their service); these directors may assign their equity compensation to Israel Corporation. Following Mr. Nir Gilad's appointment as Executive Chairman of the Board, the annual management fees for management services to Israel Corporation amounts to $1 million plus VAT. Mr. Aviad Kaufman (who is a director of Israel Corp.), and the directors employed by Israel Corp., have conveyed their right to 72,579 restricted shares unto Israel Corp. and accordingly, those shares were allocated to Israel Corp. (see Item 7.Major Shareholders and Interested Party Transactions-A “Major Shareholders”).

Relationships with Other Companies

A subsidiary in our Performance Products segment entered into a long-term agreement with an interested party of the Company for the acquisition of food-grade phosphoric acid. The agreement was signed before the subsidiary was acquired by us and is in effect until 2018.

On February 28, 2013, our Audit and Finance Committee and our Board of Directors approved certain of our Israeli subsidiaries in our Industrial Products segment to purchase electricity from OPC Rotem Ltd. During 2013 additional subsidiaries from our Fertilizers segment entered into an agreement with OPC Rotem Ltd. To purchase electricity in accordance with the amended agreement approved in February 28, 2013.

The table below sets forth certain income statement information with respect to balances of our related party transactions.

	For the year ended December 31,
	2015	2014	2013
	(US$ millions)
Sales	7	6	10
Cost of sales	127	173	132
Selling, transport and marketing expenses	9	16	18
Financing expenses (income), net	22	48	(24)
Management fees to the parent company	2	4	4

The table below sets forth certain balance sheet information with respect to balances of our related party transactions

	As at December 31
	2015	2014
	(US$ millions)
Long-term deposits, net of current maturities	1	4
Long term loans	—	8
Other current assets	33	34
Other current liabilities	33	63

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

Item 8. Financial Information

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The fixed operating costs for the years 2015, 2014 and 2013 amounted to approximately $2,335 million, $2,432 million and $2,328 million, respectively. The variable operating costs for the years 2015, 2014 and 2013 amounted to approximately $2,305 million, $2,921 million and $2,842 million, respectively.

See “Item 18. Financial Statements.”

Legal Proceedings

Tax Proceedings

On December 29, 2013, an assessment was received from the Israeli Tax Authorities whereby the Company is required to pay additional tax beyond the amount already paid for 2009 to 2011 in the amount of approximately NIS 917 million (approximately $235 million). The Company has filed its objections to the assessment. On January 27, 2015, an order was received from the Tax Authorities, regarding the additional amount under the said assessment. The primary contention of the Tax Authorities is that our subsidiaries, ICL Dead Sea and ICL Rotem Amfert, are not entitled to benefits under the Law for Encouragement of Capital Investments commencing from the date on which Amendment No. 60 to this law entered into effect in 2005 or, alternatively, the mining and water pumping activities, including the activities in the evaporation ponds, are not industrial activities and, accordingly, they are not entitled to benefits under the Law for Encouragement of Capital Investments. The Company disagrees with the position of the Taxes Authority and on February 25, 2015, it filed an appeal of the order.

In the Company’s estimation, the chances that the Company’s contentions will ultimately be accepted at the end of the appeal proceeding are greater than the chances that they will be rejected and, therefore, no provision for tax has been included in the financial statements in respect of the said assessment.

ICL Dead Sea Proceedings

Arbitration regarding Royalties at ICL Dead Sea Ltd.

Pursuant to the Israeli Dead Sea Concession Law, 1961 (hereinafter—“the Concession Law”), as amended in 1986, and the concession indenture attached as an addendum to the Concession Law, the Company was granted a concession to utilize the resources of the Dead Sea and to lease the land required for its plants in Sodom for a period that is expected to end on March 31, 2030, accompanied by a priority right to receive the concession after its expiration, should the Government wish to offer a new concession. In consideration of the concession, the Company pays royalties to the Government of Israel, calculated at the rate of about 5% of the value of the products at the factory gate, less certain expenses, where according to the Salt Harvesting agreement the royalties in respect of the annual quantity of potash sold in excess of 1.5 million is 10% (in place of 5%). In addition, according to the Salt Harvesting agreement, if legislation is enacted that changes the specific fiscal policy in connection with profits or royalties deriving from mining of quarries from the Dead Sea, the Company’s consent will not apply regarding an increase in the rate of royalties on the surplus quantities referred to above, commencing from the date on which additional tax is collected as stated in the legislation. On November 30, 2015, the Economic Efficiency Law was published, including the implementation of the Sheshinski recommendations, which addresses royalties and taxation of excess profits from Dead Sea minerals. The law entered into effect on January 1, 2016. For additional information please see Note 20 to our audited financial statements.

ICL Dead Sea granted a sub-concession to Dead Sea Bromine Ltd. to produce bromine and its compounds from the Dead Sea, the expiration date of which is concurrent with the ICL Dead Sea’s concession. The royalties in respect of the products manufactured by the Bromine Company are received by the Company from the Bromine Company, and the Company then pays them over to the State. In addition, there is an arrangement relating to payment of royalties by ICL Magnesium for production of metal magnesium by virtue of a specific arrangement with the State provided in the Government’s decision dated September 5, 1993. Pursuant to the arrangement, royalties are paid by Dead Sea Magnesium on the basis of carnallite used for production of magnesium. The arrangement with Dead Sea Magnesium provides that during 2006 the State may demand a reconsideration in connection with the amount of the royalties and the method or their calculation for 2007 and thereafter. The State’s demand for reconsideration, as stated, was first received at the end of 2010, and the matter is presently in an arbitration proceeding, as described below.

In 2007, a letter was received from the then Accountant General of the Israeli Ministry of Finance, claiming an underpayment of royalties amounting to hundreds of millions of shekels. Pursuant to the concession, disputes between the parties relating to the concession, including royalties, are to be decided by an arbitration panel of three arbitrators (each side appoints an arbitrator and these two appoint the third). On January 9, 2011, the State of Israel and ICL Dead Sea decided to turn to arbitration for purposes of deliberating and deciding the issue of the manner of calculation of the royalties under the concession and royalties to be paid for magnesium metals and payment or refunds (if any) due deriving from these matters.

In the statement of claim filed by the State of Israel in the arbitration proceedings, the State of Israel is claiming the amount of $265 million in respect of underpayment of royalties for the years 2000 through 2009, with the addition of interest and linkage differences, and a change in the method of calculating royalty payments from the sale of metal magnesium.

On May 19, 2014, a partial arbitration decision was received regarding the royalties’ issue. Based on the principles of the decision received, ICL Dead Sea is also required to pay the State royalties on the sale of downstream products manufactured by companies that are controlled by ICL that have production plants located both in and outside the Dead Sea area, including outside of Israel. The royalties are to be paid according to the value of the downstream products, which will be set according to the formula described in Section 15(a)(2) of the Concession Deed, based on the selling price of the downstream products to unrelated third parties less the deductions set forth in subsections (I), (II) and (III) of that Section. Regarding metal magnesium, it was decided that the State of Israel and ICL Dead Sea are to exhaust their discussions on the subject of the royalties to be paid by ICL Dead Sea on metal magnesium, and if no agreement is reached the matter is to be returned to arbitration. As a result of the partial arbitration decision, the Company recorded a provision in 2014, in the amount of about $135 million for the years 2000 through 2013. The amount of this provision includes, among other things, interest and is net of the tax effect (the amount of about $149 million in respect of royalties for prior periods plus interest of about $31 million, and net of the tax effect, in the amount of about $45 million). The arbitrators’ decision is partial and its main decision is with respect to payment of royalties on downstream products, as mentioned above. All the principles have not yet been determined whereby the financial calculations will be made. Such principles are being discussed in the second and current stage of the arbitration. In 2015, as a result of decisions made as part of the arbitration discussions in connection with the principles for the manner of calculating the royalties, the Company increased the provision by about $10 million.

In November 2015, as part of the second stage of the royalties arbitration, the State submitted an opinion on its behalf relating, mainly, to the principles whereby the interest to be added to the royalties' payment in the relevant arbitration period is to be calculated. As part of the said opinion, the State presented two optional calculation methods, the results of which yield the amounts of NIS 230 million (about $59 million) and NIS 460 million (about $118 million). The Company disagrees with the State's position and calculations, and in January, 2016, it submitted its position regarding calculation of the interest.

The Company estimates that the chances that its position will be accepted regarding the manner of calculating the royalties, based on the decision of the arbitrators in the partial decision, and regarding the principles for calculating the interest, are higher than the chances that they will be rejected.

In 2015, 2014 and 2013, ICL Dead Sea paid current royalties to the Government of Israel in the amounts of about $97 million, about $84 million and about $110 million, respectively. In addition, in 2015, the Company paid an amount of about $152 million, in respect of royalties relating to prior periods.

ICL Dead Sea Class Action

In 2014, ICL received a petition submitted to the District Court in Israel in respect of a purported class action against its subsidiary, ICL Dead Sea. According to the petition, the plaintiff is a farmer who has bought and currently buys potash in Israel, which is produced by ICL Dead Sea, for fertilization purposes and seeks to represent a group of class members that would include all purchasers of potash or products containing potash since 2006, when potash prices were deregulated, through the date of the action. The plaintiff alleges that ICL Dead Sea charged an excessive price for potash, contrary to the Israeli business practices laws, and seeks damages in the amount of approximately NIS 96.4 million (approximately $24.7 million). In February 2016, the parties submitted a request to the court for approval of a compromise arrangement, the results of which are not expected to be significant with respect to the financial statements. As at the date of the Annual Report, the proceedings are continuing with respect to approval of the compromise arrangement by the court. In the Company's estimation, the chances that approval of the compromise arrangement will be confirmed exceed the chances it will be rejected. The Company has a sufficient provision in the financial statements.

Personal Injury Claims

During the 1990s, several claims were made against a few of the Group’s subsidiaries in respect of plaintiffs from various countries, who worked mostly as banana plantation workers, who allegedly have been injured by exposure to Di Bromo Chloropropane (‘‘DBCP’’) produced, many years ago, by a number of manufacturers, including large chemical companies. As at the date of this Annual Report, the Group’s subsidiaries are parties to one legal proceeding by 9 plaintiffs who are requesting certification of their claim as a class action. The claim is for bodily injury and therefore the amount for the claims has not been stated. In accordance with the Company’s management opinion, it is not possible, at this stage, to estimate the outcome of the above claims due to their complexity and the multiple parties involved.

Environmental Claims

Kishon River Wastewater Matters

Between 2001 and 2005, a number of claims for monetary damages were filed in the Haifa District Court against the Company and a series of other defendants (including the State of Israel) by 50 individuals (or their heirs or dependents), most of them fishermen who worked, according to the claims, in the Kishon's fishing harbor, claiming that the flowing of sewage into the Kishon River by each of the chemical plants operating on the river banks caused the plaintiffs' cancer and other illnesses. In 2013, a court decision was issued rejecting all the claims. In 2014, a notice of appeal was filed by seven plaintiffs that were subsequently rejected by the Supreme Court on September 29, 2015. Between 2000 and 2007, a number of claims were filed in the District Court at Haifa against a list of defendants by former soldiers (and their heirs and dependents). The plaintiffs claim that contact with toxic substances in and around the Kishon River caused them cancer and other diseases. In June 2013, a court decision was rendered rejecting the claim for damages of 72 former soldiers (and their heirs and dependents) in the consolidated cases, with no order for expenses, except for one claim made by 17 soldiers. On September 24, 2015, the Supreme Court completely rejected the appeals of the soldiers, and also rejected the counter appeal regarding not charging the soldiers for expenses.

Spain Mining License Matters

Our subsidiary in Spain (hereinafter – “ICL Iberia”) has two potash production centers in Spain in the towns of Suria and Sallent. As a by-product of the potash production process, salt is produced and heaps up in piles, most of which, at the present time, is not usable. To operate in Spain, an environmental license and an urban license are required.

Regarding the Sallent site, in October 2013, the regional court issued a judgment disqualifying ICL Iberia’s environmental mining license, contending that there were defects in provision of the license by the Government of Catalonia. On September 25, 2015, the Supreme Court affirmed this judgment. In February 2014, the regional court also disqualified the urban license, contending that the license does not comply with the required conditions for piling up salt on the site. In connection with the validity of the urban license after issuance of the decision of the Supreme Court, the local planning board (CUCC) of Catalonia determined new provisions, including limitation of the height of the salt pile and temporary extension of the salt piling activities up to the earlier of June 30, 2017 or when the salt pile reaches a height of about 538 meters. As at the date of this Annual Report, the height of the salt pile is 509 meters. In November 2015, the Regional Court confirmed that the new provisions conform to the provisions of the court’s decision.

As at the date of this Annual Report, ICL Iberia’s environmental mining license, from the Government of Catalonia, had not yet been renewed. Nonetheless, in November 2015, ICL Iberia and the Government of Catalonia signed a cooperation agreement memorandum of understanding that defines ICL Iberia’s activities in the country as preferential activities and the potash industry as a public strategic interest. The purpose of the agreement is to arrange all the mining activities, including environmental protection and support for the matter of regulation, transportation and infrastructures. Furthermore, the agreement relates to the matter of ICL Iberia’s obligation to remove the salt pile on the Sallent site, including completion of the restoration plan of the site, all of which is to be completed no later than 2070 (the removal of the salt pile should be completed by 2065). This agreement foresees transitory measures constituting an interim solution to allow ICL Iberia to continue its activities at the Sallent site. In ICL Iberia’s estimation, when negotiations on the detailed agreement are concluded, the agreement should advance the procurement of the environmental permit to allow pile up salt after June 30, 2017, which is currently invalid, and will settle ICL Iberia’s obligations to subsequently restore the site.

Regarding the Suria site, in April 2014, after a favorable survey was received from the Environmental Protection Authority in Catalonia, ICL Iberia received an environmental license that complies with the new environmental protection regulations in Spain (autoritzacio substantive), this being after ICL Iberia received the municipal license.

In January 2016, following complaints from competitors in the salt market in Spain, the European Commission announced that it will investigate whether ICL Iberia received illegal aid from the Spanish authorities regarding two issues:

(1)	whether the guarantee amounts related to environmental protection (the guarantees that are supposed to cover the potential cost of rehabilitation of the land), which were originally set at $2 million, are lower than the amount required by the EU and national and regional environmental rules; and

(2)	whether ICL Iberia should bear the cost of the environmental protection measures, in the amount of about $9 million, which was financed by the Spanish authorities.

The Company disagrees with the above claims and given the preliminary stage of these proceedings, the legal measures that need to be taken are still being examined. However, in the Company’s estimation, based on its preliminary discussions with the Spanish authorities, the chances that the above claims will be rejected are higher than the chances that they will be accepted.

Securities Law Proceedings

On August 29, 2013, a motion to certify a class action against the Company, Israel Corporation, Potashcorp Cooperative Agricultural Society Ltd., the members of our Board of Directors and our CEO, was filed in the District Court in Tel-Aviv, on the grounds of misleading information, deception and non-disclosure of material information in our reports, allegedly in violation of the provisions of the Israeli Securities Law and the general laws. The aggregate amount of the damage claimed is $0.7 billion (NIS 2.75 billion) or $0.84 billion (NIS 3.28 billion). (The amount of the claim depends on the share price used to calculate the claimed damages). In November 2014, a hearing was held on the motion to certify the claim as a class action. During 2015, proceedings took place to advance a compromise agreement that were later discontinued by the parties. As at the date of this Annual Report, a court decision on the request had not yet been rendered. In the Company’s opinion, based on the position of its legal advisors, the chances that the claims against it will be rejected exceed the chances that they will be accepted. Accordingly, no provision was included in the financial statements.

Commercial Proceedings

Haifa Chemicals acquires potash from ICL Dead Sea Works Ltd. (hereinafter– "ICL Dead Sea") as part of its manufacturing inputs. Pursuant to the agreement between ICL Dead Sea and Haifa Chemicals, the price for which Haifa Chemicals was charged was based on the average price, FOB, of ICL Dead Sea for its two largest customers in the preceding quarter. In 2008, an agreement between Haifa Chemicals and ICL Dead Sea was cancelled and the parties did not succeed in reaching a new agreement. Haifa Chemicals contends that the price ICL Dead Sea demanded in exchange for potash was unfair and that it was unable to operate at this price level. In May 2009, arbitration proceedings between the parties commenced with respect to the potash price and in March 2014, the arbitration decision was issued, which included a price formula on the basis of which the selling price of potash between ICL Dead Sea and Haifa Chemicals will be determined for a period of ten years from the date of the decision and with respect to the period from the commencement of arbitration. The price formula provides that the selling price during a quarter will be based on a price equal to the lower of the weighted average of the lowest three FOB selling prices of potash sold by ICL Dead Sea in the prior quarter and the average of the two lowest FOB selling prices of potash sold by ICL Dead Sea to large buyers (foreign buyers who purchase 150,000 or more tons per year) in the prior quarter, less certain expenses and a discount of 2% (hereinafter – the “Base Price"). Based on the price formula, the possibility exists that under certain circumstances, an adjusted price will be determined that is based on the production cost plus a certain margin. This adjusted price will apply to a quantity of 270 thousand tons of potash, while the Base Price will continue to apply to the remainder of the potash but without the 2% discount. The arbitrator appointed an examiner whose job it is to ascertain whether Haifa Chemicals and ICL Dead Sea are in compliance with a number of tests, and in accordance therewith, to determine whether the price will be based on the Base Price or on ICL Dead Sea’s production costs plus a certain margin. Haifa Chemicals gave notice that it is interested in an examination for the years 2011, 2012 and 2013, where the meaning of this is that in respect of 2009 and 2010, the price will be the Base Price, in accordance with that stated above. On May 31, 2015, the examiner published the results of his examination in respect of 2011–2013, regarding which Haifa Chemicals met the threshold test only for the years 2012-2013 and, accordingly, the examination process will continue regarding ICL Dead Sea's costs in respect of these years.

Regarding 2011, Haifa Chemicals did not pass the examination of the threshold test and, therefore, for this year the price will be the Base Price. In 2015, Haifa Chemicals gave notice that it is interested in an examination for 2014 and in February  2016, the examiner's decision was issued whereby Haifa Chemicals passed the threshold test with respect to 2014 and, accordingly, the process of examining the costs of ICL Dead Sea for this year will continue. Regarding the decision of the examiner with respect to 2012-2013, a legal proceeding has been submitted by ICL Dead Sea, alleging that the decision of the examiner deviates from the provisions of the arbitration decision, if the legal process is postponed, the price in all or any of those years will be based on the production costs plus a certain margin relating to a quantity of 270,000 tons per year. In the Company’s estimation, based on its contentions included as part of the legal proceeding and the chances thereof to be accepted and given the production costs in ICL Dead Sea, the Company will not pay and will not receive significant amounts in respect of the past period (2009–2014). Accordingly, no provisions or income receivable were recorded in the financial statements.

Charges from the Israeli Public Utilities Authority Electricity

In August 2015, as further updated in September 2015, the Israeli Public Utilities Authority – Electricity (hereinafter – “the Electricity Authority”) resolved to impose certain electricity system management services charges also on private electricity producers as opposed to only on private consumers, this being retroactively from June 2013. On September 13 2015, ICL, ICL Dead Sea and ICL Rotem filed a petition against the Electricity Authority’s resolution claiming that it suffers from fundamental flaws. During December 2015, ICL Dead Sea and ICL Rotem received charges from the Electric Company relating to the said matter whereby the companies are required to pay about $35 million for the period from June 2013 up to 2015. There is a significant disagreement between ICL Dead Sea, ICL Rotem and the Electric Company with respect to some of the elements in the demand payments provided (about $12.5 million). ICL Dead Sea expressed the arguments before the Electricity Authority which responded that it is reviewing the arguments and that at this time ICL Dead Sea should pay the amount that is not in contention. As at the reporting date, the Company recorded a provision for the full amount.

Water Matters Petition

On June 16, 2015, a petition was filed in the Israeli Court for Water Matters, wherein the Government Water Authority is requested to act to regulate and supervise the use of water sources by DSW, this being, among other things, by means of determining pumping limits as part of the production licenses and imposition of production levies. The Company estimates that the chances that the petition will be accepted are lower than chances its will be rejected.

Air pollution in Haifa Bay certification of a claim as a class action

On June 7, 2015, a request was filed for its certification of a claim as a class action, in the District Court in Tel Aviv–Jaffa, against eleven defendants, including a subsidiary, Fertilizers and Chemical Ltd (ICL Haifa), in respect of claims relating to air pollution in Haifa Bay and for the harm allegedly caused from it, to the residents of the Haifa Bay area. The amount of the claim is about NIS 14.4 billion (about $3.8 billion). A preliminary hearing was scheduled for June 15, 2016. The Company is studying the request. In light of the complexity of the process and the early stage of the proceeding, as well as the fact that opinions have not yet been received from the various experts, it is difficult to predict the outcome of the proceeding. Nonetheless, in the Company’s estimation, based on the initial factual data provided to it and the relevant court decisions, the chances that the plaintiffs’ contentions will be rejected exceed the chances that they will be accepted.

In addition to the contingencies referred to in the above sections, various claims are pending against the Company and various subsidiaries (including lawsuits). In respect of claims for an amount of up to about $21 million as of December 31, 2015, we have recorded a provision as at that date in the amount of about $5 million. In addition, part of the above claims is covered by insurance. In the estimation of Company Management, based on opinions of its legal advisors, the provision recognized is sufficient to cover the exposure in respect of the above mentioned claims.

Dividend policy

On March 27, 2007, our Board of Directors approved the payment of a quarterly dividend at a rate of up to 70% of our net income and reapproved that policy on May 24, 2010 and February 11, 2014. Any dividends must be approved by our Board of Directors, which will take into account various factors including, inter alia, our profits, our investment plan, our financial position, the progress relating to our strategy plan, the conditions prevailing in the market and additional factors they deem appropriate. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends, to reduce the rate, to modify the dividend payout policy, to pay a special dividend or to a adopt a buy-back plan.

The profits available for distribution as dividends as of December 31, 2015 amounted to $ 2,642 million.

The terms of certain of our existing indebtedness require us to maintain a minimum level of the Company’s equity, which could restrict our ability to pay dividends in the future. See note 17D to our audited financial statements for additional information regarding covenants in our loan agreements and their impact on our ability to pay dividends.

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

On March 15, 2016, the Board of Directors decided that it will re-examine the Company’s current dividend policy, in its next meeting, and may make changes for future periods. Such changes could include either a reduction in the amount or the targeted dividend, or modification of the policy to be based on other metrics. No assurances can be provided that the Board of Directors will make any changes.

B. SIGNIFICANT CHANGES

To the best of our knowledge, no significant changes have occurred since the date of our consolidated financial statements.

Item 9. The Offer and Listing

A. OFFER AND LISTING DETAILS

New York Stock Exchange

The following table sets forth, the annual, quarterly and monthly range of the highest closing price and the lowest closing price of the Company’s shares as they were reported by the New York Stock Exchange

	USD price per ordinary share
	High	Low
Year Ended December 31:
2014	7.47	6.33
2015	7.70	4.01

Year Ended December 31, 2014:
Fourth Quarter	7.47	6.33
Year Ended December 31, 2015:
First Quarter	7.70	6.81
Second Quarter	7.49	6.80
Third Quarter	7.10	4.81
Fourth Quarter	5.86	4.01
Year Ended December 31, 2016:
First Quarter (through March 15)	4.52	3.68

Month Ended:
September 30, 2015	6.12	4.81
October 31, 2015	5.86	4.91
November 30, 2015	5.71	4.82
December 31, 2015	5.23	4.01
January 31, 2016	4.30	3.68
February 29, 2016	4.29	3.79
March 31, 2016 (through March 15)	4.52	3.97

On March 15, 2016, the last reported sale price of our ordinary shares on the New York Stock Exchange was $4.34 per share.

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

	NIS price per ordinary share		USD price per ordinary share
	High	Low	High	Low
Year Ended December 31:
2011	64.78	33.91	18.52	8.98
2012	50.10	38.22	12.94	9.82
2013	51.75	24.48	13.87	6.74
2014	31.97	25.01	9.21	6.36
2015	29.80	15.55	7.68	3.98

Year Ended December 31, 2014:
First Quarter	31.97	27.01	9.21	7.71
Second Quarter	31.80	28.90	9.20	8.42
Third Quarter	29.60	26.14	8.64	7.09
Fourth Quarter	29.15	25.01	7.42	6.36
Year Ended December 31, 2015:
First Quarter	29.80	27.15	7.68	6.81
Second Quarter	29.48	25.41	7.48	6.69
Third Quarter	27.03	19.00	7.12	4.83
Fourth Quarter	22.75	15.55	5.84	3.98
Year Ended December 31, 2016:
First Quarter (through March 15)	17.55	14.51	4.50	3.68

Month Ended:
September 30, 2015	24.02	19.00	6.15	4.83
October 31, 2015	22.75	19.44	5.84	4.96
November 30, 2015	21.94	18.55	5.66	4.78
December 31, 2015	20.08	15.55	5.18	3.98
January 31, 2016	16.93	14.51	4.31	3.68
February 29, 2016	16.81	14.75	4.32	3.78
March 31, 2016 (through March 15)	17.55	15.14	4.50	3.88

On March 15, 2016, the last reported sale price of our ordinary shares on the TASE was NIS 16.90 per share, or $4.34 per share (based on the exchange rate reported by Bank of Israel on such date, which was NIS 3.89 = $1.00).

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our ordinary shares are listed on the NYSE and on the TASE under the symbol “ICL.”

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

Item 10. Additional Information

A. SHARE CAPITAL

As of December 31, 2015, our authorized share capital consisted of 1,484,999,999 ordinary shares, par value NIS 1 per share, of which 1,299,704,303 ordinary shares were issued and outstanding (including shares held by us or our subsidiaries), and 1 Special State Share, par value NIS 1 per share, which was issued and are outstanding. All of our outstanding shares have been validly issued, are fully paid and are non-assessable. As of December 31, 2015, 24,590,041ordinary shares were held by us or our subsidiaries. Shares acquired by our subsidiaries prior to February 2000 have both economic rights and voting rights. However, in accordance with Israeli law, ordinary shares issued to our subsidiaries or purchased by our subsidiaries after February 2000 have economic rights but not voting rights. Shares held by us have no economic rights or voting rights. Therefore, out of the ordinary shares held by us or our subsidiaries, 24,590,041 have no voting rights.

As of December 31, 2015, an additional 23,456,518 ordinary shares were issuable upon the exercise of outstanding options granted to our officers and employees at a weighted average exercise price of NIS 33.77 per share. For additional information about the issuance of options and restricted shares to officers and senior employees and their exercise in 2014-2015, as well as the allocation of restricted shares to directors and approval of the issuance of restricted shares to directors on February 26, 2015 and December 23, 2015, see Note 24 to our audited financial statements and “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Incentive Compensation Plans.”

In 2013, 6,633,574 options under our equity compensation plans were exercised, resulting in the sale to certain of our officers and senior employees at a weighted average exercise price of NIS 47.01 of 312,558 ordinary shares. In 2014 and 2015, no options under our equity compensation plans were exercised.

In 2015, there was a transfer of 2,225,337 ordinary Company shares that were allocated to Liberty Metals & Mining Holdings ("Liberty") as part of the completion of the acquisition of 100% of Allana Potash Corporation, a Canadian mining company engaged in the development of potash assets in Ethiopia, whose shares are traded on the Toronto Stock Exchange (TSX: AAA). The Company paid approximately $112 million for 83.78% of Allana’s outstanding shares that it did not already own. The payment was made in cash ($96 million, which were paid in Canadian Dollars) and in 2,225,337 ordinary Company shares (with a value of approximately $16 million) that were allocated to Liberty, who owned 11.77% of the common shares of Allana. The Company shares allocated to Liberty represent about 0.17% of the Company’s outstanding shares and voting rights.

In September 2014, we completed the initial public offering of our ordinary shares in the United States, pursuant to which Israel Corporation sold 36,207,128 ordinary shares and certain forward counterparties sold 23,951,015 ordinary shares to hedge their positions under forward sale agreements covering up to 36,207,128 ordinary shares owned by Israel Corporation. Subsequent to the closing of the initial public offering, the underwriters exercised their option to purchase an additional 6,015,814 ordinary shares from Israel Corporation. We did not issue any ordinary shares in connection with the initial public offering or receive any proceeds from the sale of our ordinary shares by Israel Corporation or the forward counterparties. Israel Corporation ceased to have voting rights with respect to the ordinary shares subject to the forward sale agreements and made available to the forward counterparties under those agreements. However, Israel Corporation will regain voting rights with respect to all or a portion of the ordinary shares it makes available to the forward counterparties under the forward sale agreements to the extent it elects a cash settlement or a net physical settlement. Settlement under the forward sale agreements is scheduled to occur on various dates between 2016 and 2019.

B. MEMORANDUM, ARTICLES OF ASSOCIATION AND SPECIAL STATE SHARE

Our shareholders adopted the Articles of Association filed as Exhibit 3.2 to our registration statement on Form F-1 (File no. 333-198711) with the SEC on September 12, 2014.

We incorporate by reference into this Annual Report the description of our Amended and Restated Articles of Association, which became effective upon the closing of our IPO on the NYSE, contained in our F-1 registration statement (File No. 333-198711) originally filed with the SEC on September 12, 2014, as amended. Such description sets forth a summary of certain provisions of our articles of association as currently in effect.

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

The following are the “State’s vital interests” as defined in our Articles of Association for purposes of the Special State Share:

To preserve the character of the Company and its subsidiaries ICL Dead Sea, ICL Rotem, Dead Sea Bromine Company, Bromine Compounds and Tami as Israeli companies whose centers of business and management are in Israel. In our estimation, this condition is being fulfilled.

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

The State of Israel also holds a Special State Share in the following ICL subsidiaries: ICL Dead Sea, Dead Sea Bromine Company, ICL Rotem, Bromine Compounds, Tami and Dead Sea Magnesium. The rights granted by these shares according to the Articles of Association of these subsidiaries are substantially similar to the rights enumerated above. The full provisions governing the rights of the Special State Share appear in our Articles of Association and in the Articles of Association of ICL Dead Sea, ICL Rotem, Dead Sea Bromine Company, Bromine Compounds, Tami and Dead Sea Magnesium and are available for the public’s review. We report to the State of Israel on an ongoing basis in accordance with the provisions of our Articles of Association. Certain asset transfer or sale transactions that in our opinion require approval, have received the approval of the holder of the Special State Share.

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

The Income Tax Law (Adjustments for Inflation) – 1985 (hereinafter – the Law), which is effective as from the 1985 tax year, introduced the concept of measurement of results for tax purposes on a real (net of inflation) basis. On February 26, 2008, the Knesset enacted the Income Tax Law (Adjustments for Inflation) (Amendment No. 20) (Restriction of Commencement Period), 2008, whereby the effective period of the Inflationary Adjustments Law ceased at the end of the 2007 tax year and the depreciation of property, plant and equipment, are adjusted up to the end of the 2007 tax year, and from this time forward their linkage will be discontinued.

The Income Tax Regulations (Adjustments for Inflation) (Rates of Depreciation), 1986, which allow depreciation at rates different than those in Section 21 of the Income Tax Ordinance, apply even after the Inflationary Adjustments Law is no longer in effect, and therefore the Company continues to claim accelerated depreciation, in certain-situations, on the basis of these Regulations.

2.	Income tax rates

Presented hereunder are the tax rates relevant to the Company in the years 2013-2015:

2013 – 25%

2014 – 26.5%

2015 – 26.5%

On January 4, 2016, the plenary Knesset passed the Law for Amendment of the Income Tax Ordinance No. 216 which provides, inter alia, for a reduction of the Companies Tax rate commencing from 2016 and thereafter by the rate of 1.5% such that the rate will be 25%.

If the legislation had been effectively completed by December 31, 2015, the impact of the change on the financial statements as at December 31, 2015 would have been reflected in a decline in the balance of the liabilities for deferred taxes, in the amount of $ 11.6 million, and a decline in the balance of the deferred taxes assets, in the amount of $ 3.6 million. Update of the balances of the deferred taxes would have been recognized against deferred tax income, in the amount of $ 7.4 million and against other comprehensive income, in the amount of $ 0.6 million.

The current taxes for the periods reported are calculated in accordance with the tax rates shown in the table above.

3.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter – “The Encouragement Law”)

a) Beneficiary Enterprises

The production facilities of some of the Company’s subsidiaries in Israel (hereinafter – “the Subsidiaries”) received “Beneficiary Enterprise” status under the Law of Encouragement for Capital Investments, as worded after Amendment No. 60 to the Law published in April 2005.

The benefits granted to the Company are mainly:

1) Reduced tax rates

Regarding the “tax exemption” track, the Company chose 2005 as the election year, whereas regarding the “Ireland” track, which is subject to tax at the rate of 11.5%, the Company chose 2008 as the election year.

The benefits deriving from a “Beneficiary Enterprise” under the “tax exemption” track ended in 2014 while the benefits deriving from the “Ireland” track will end in 2017.

A company having a “Beneficiary Enterprise” that distributes a dividend out of exempt income, will be subject to Companies Tax in the year in which the dividend was distributed on the amount distributed (including the amount of the Companies Tax applicable due to the distribution) at the tax rate applicable under the Encouragement Law in the year in which the income was produced, had it not been exempt from tax.

The temporary difference related to distribution of a dividend from exempt income as of December 31, 2015, in respect of which deferred taxes were not recognized, is in the amount of about $750 million (see also Section 3(a)c below).

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

b) Preferred Enterprises

On December 29, 2010, the Israeli Knesset approved the Economic Policy Law for 2011 2012, whereby the Law for the Encouragement of Capital Investments, 1959, was amended (hereinafter – “the Amendment”). The Amendment is effective from January 1, 2011 and its provisions will apply to preferred income derived or accrued by a Preferred Company, as defined in the Amendment, in 2011 and thereafter.

The Amendment does not apply to an Industrial Enterprise that is a mine, other facility for production of minerals or a facility for exploration of fuel. Therefore, ICL plants that are defined as mining plants and mineral producers will not be able to take advantage of the tax rates proposed as part of the Amendment. In addition, on August 5, 2013, the Law for Change in the Order of National Priorities, 2013, was passed by the Knesset, which provides that the tax rate applicable to a Preferred Company in Development Area A will be 9% whereas the tax applicable to companies in the rest of Israel will be 16%. On November 30, 2015, the Economic Efficiency Law was passed by the Knesset, which expanded the exception to all of an Enterprise’s activities up to the time of the first marketable product (for additional details – see Section 5 below). The Company has Preferred Enterprises at the tax rate of 9%. Nonetheless, tax benefits to which a Benefited Plant is entitled will not be cancelled in respect of investments up to December 31, 2012. Therefore, those plants will be able to utilize the tax benefits in respect of qualifying investments made up to December 31, 2012, in accordance with the provisions of the old law.

It is further provided in the Amendment that tax will not apply to a dividend distributed out of preferred income to a shareholder that is an Israeli-resident company. A dividend distributed out of preferred income to a shareholder that is an individual or a foreign resident covered by a treaty for prevention of double taxation, will be subject to tax at the rate of 20%.

c) Trapped Earnings Law – Temporary Order

On November 5, 2012, the Israeli Knesset passed Amendment No. 69 and Temporary Order to the Law for the Encouragement of Capital Investments, 1959 (hereinafter – “the Temporary Order”), which offers a reduced tax rate arrangement to companies that received an exemption from Companies Tax under the aforesaid law. The Temporary Order provides that companies that choose to apply the Temporary Order (effective for one year), will be entitled to a reduced tax rate on the “release” of exempt profits.

In November 2013, the Company’s Board of Directors decided to apply the Temporary Order and to release part of the exempt earnings. As a result, the amount of about NIS 3.8 billion (about $1.1 billion) of the exempt earnings was released. Accordingly, in 2013 the Company recognized current tax expenses in respect of payment of the preferred Companies Tax, in the amount of about NIS 377 million (about $108 million).

4.	The Law for the Encouragement of Industry (Taxation), 1969

a) Some of the Company’s Israeli subsidiaries are “Industrial Companies”, as defined in the above-mentioned law. As such, these companies are entitled to claim depreciation at increased rates for equipment used in industrial activities, as stipulated in the regulations published under the Inflationary Adjustments Law.

b) The industrial enterprises owned by some of the Company’s Israeli subsidiaries have a common line of production and, therefore, they file, together with the Company, a consolidated tax return in accordance with Section 23 of the Law for the Encouragement of Industry. Accordingly, each of the said companies is entitled to offset its tax losses against the taxable income of the other companies.

5.	The Law for Taxation of Profits from Natural Resources

On November 30, 2015, the Knesset passed the Law for Taxation of Profits from Natural Resources (hereinafter – “the Law”), which entered into effect on January 1, 2016, except with respect to ICL Dead Sea where the effective date is January 1, 2017. The highlights of the Law are set forth below:

The total tax on natural resources in Israel will include three tax elements: royalties, Natural Resources Tax and Companies Tax.

Royalties

The rate of the royalties in connection with resources produced from the quarries, in accordance with the Mines Ordinance will be 5% (with respect to production of the phosphates, the royalty rate will be 5% of the value of the quantity produced – in place of 2%). Pursuant to the salt harvesting agreement signed with the Government on July 8, 2012, the parties agreed, among other things, to an increase in the rate of the royalties from 5% to 10% of the sales, for every quantity of potash chloride sold by the Company in a given year, in excess of a quantity of 1.5 million tons. As part of the agreement, it was provided that if a law is enacted that changes the specific fiscal policy with reference to profits or royalties deriving from quarrying from the Dead Sea, the Company’s consent to the increase of the rate of the royalties, as stated, will not apply. The Law entered into effect on January 1, 2016. For additional details – see Note 23 to our audited financial statements.

Imposition of Natural Resources Tax

The tax base, which will be calculated for every resource separately, is the Company’s operating income in accordance with the accounting statement of income, to which certain adjustments will be made, less financing expenses at the rate of 5% of the Company’s average working capital, and less an amount that reflects the yield on the balance of the amortized cost of the property, plant and equipment used for production and sale of the quarried material (hereinafter –”the Yield on the Amortized Cost”). On the tax base, as stated, a progressive tax will be imposed at a rate to be determined based on the Yield on the Amortized Cost in that year. For the Yield on the Amortized Cost between 14% and 20%, Natural Resources Tax will be imposed at the rate of 25%, while the yield in excess of 20% will be subject to Natural Resources Tax at the rate of 42%.

In years in which the Natural Resources Tax base is negative, the negative amount will be carried forward from year to year and will constitute a tax shield in the succeeding tax year.

Limitations on the Natural Resources Tax – the Natural Resources Tax will only apply to profits deriving from the actual production and sale of each of the following resources: potash, bromine, magnesium and phosphates, and not to the profits deriving from the downstream industrial activities. Calculation of the Natural Resources Tax will be made separately for every resource. Nonetheless, regarding Magnesium, it was provided that commencing from 2017, upon sale of carnalite by Dead Sea Works (hereinafter – “ICL Dead Sea”) to Magnesium and reacquisition of a Sylvanite by-product by ICL Dead Sea, Magnesium will charge ICL Dead Sea $100 per ton of potash which is produced from the Sylvanite (linked to the CPI).

A mechanism was provided for determination of the market price with respect to transactions in natural resources executed between related parties in Israel, as well as a mechanism for calculation of the manner for allocation of the expenses between the production and sale of the natural resource, on the one hand, and the downstream activities, on the other hand.

Regarding the bromine resource, the Natural Resources Tax will apply in the same manner in which it is applies to the other natural resources, except with respect to the manner of determining the transfer price in sales made to related parties in and outside of Israel. For purposes of calculating the total revenues from bromine sold to related parties for purposes of downstream manufacturing activities in every tax year, a calculation method will be employed (Netback) whereby the price will be determined based on the higher of the following:

1) The price for a unit of bromine (ton) provided in the transaction;

2) The normative price of a unit of bromine. The normative price of a unit of bromine is the total sales of the downstream products produced less the operating expenses attributable to the downstream activities, without the acquisition cost of the bromine, and less an amount equal to 12% of the total revenues of the downstream products produced as part of the downstream activities, where the result is divided by the number of bromine units used to produce the downstream products sold.

Regarding the phosphate resource, for purposes of calculating the total revenues from phosphate sold to related parties for purposes of downstream manufacturing activities in every tax year, a calculation method will be employed (Netback) whereby the price will be determined based on the higher of the following:

1) The price for a unit of phosphate (ton) provided in the transaction;

2) The normative price of a unit of phosphate. The “normative price” of a unit of phosphate is the total sales of the downstream products produced less the operating expenses attributable to the downstream activities, without the acquisition cost of the phosphate rock, and less an amount equal to 12% of the total revenues of the downstream products produced as part of the downstream activities, where the result is divided by the number of phosphate units used to produce the downstream products sold.

3) The production and operating costs attributable to a unit of phosphate.

Companies Tax

The Law for Encouragement of Capital Investments was revised such that the definition of a “Plant for Production of Quarries” will include all the plant’s activities up to production of the first marketable natural resource, of potash, bromine, magnesium and phosphates. Accordingly, activities involved with production of the resource will not be entitled to tax benefits under the Law, whereas activities relating to downstream products, such as bromine compounds, acids and fertilizers, will not constitute a base for calculating the Excess Profits Tax and will not be excepted from inclusion in the Law.

The Natural Resource Tax will be deductible from the Company’s taxable income and the Company will pay the Companies Tax on the balance as is customary in Israel.

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

Israeli Residents

Generally, as of January 1, 2012, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is the corporate tax rate in Israel (26.5% and commencing from January 1, 2016, 25%) for Israeli companies and 25% for Israeli individuals, unless such shareholder claims a deduction for finance expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12 month period preceding such sale, the tax rate will be 30%. A “significant shareholder” is defined as one who holds, directly or indirectly, including together with others, at least 10% of any means of control in the company. However, different tax rates will apply to dealers in securities. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares.

As of January 1, 2013, shareholders who are individuals with taxable income that exceeds NIS 800,000 in a tax year (linked to the Israeli consumer price index each year—NIS 810,720 for 2015) will be subject to an additional tax at the rate of 2% on the portion of their taxable income for such tax year that is in excess such threshold. For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Non-Israeli Residents

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside Israel, so long as such shareholders did not acquire their shares prior to the company’s initial public offering and the gains did not derive from a permanent establishment of such shareholders in Israel. However, shareholders that are non-Israeli corporations will not be entitled to such exemption if Israeli residents hold an interest of more than 25% in such non-Israeli corporation or are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In certain instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

In addition, pursuant to the Convention between the Government of the United States of America and the Israeli government with respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless such person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to particular conditions, or the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel or is considered to be derived from or sale of Israeli real property interests for purposes of the U.S.-Israel Tax Treaty. If a U.S. investor is not exempt from Israeli taxes under the U.S.-Israel Tax Treaty, such U.S. investor may be subject to Israeli tax, to the extent applicable as described above; however, under the U.S.-Israel Tax Treaty, such person may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Dividend Distributions

Israeli Residents

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends). The tax rate applicable to such dividends is 25% or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution. Dividends paid from income derived from Approved Enterprises or Benefited Enterprises are subject to withholding at the rate of 15%. Dividends paid from income derived from Preferred Enterprises are subject to withholding at the rate of 20%.

Israeli resident companies are generally exempt from tax on the receipt of dividends paid on our ordinary shares (excluding dividends paid from income derived from Approved or Benefited Enterprises).

Non-Israeli Residents

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel, including dividends paid by Israeli companies. On distributions of dividends other than stock dividends, income tax (generally collected by means of withholding) will generally apply at the rate of 25%, or 30% for a shareholder that is considered a significant shareholder (as defined above) at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Dividends paid from income derived from Approved or Benefited Enterprises are subject to withholding at the rate of 15%, or 4% for Benefited Enterprises in the Ireland Track. Dividends paid from income derived from Approved or Preferred Enterprises will be subject to withholding at the rate of 20%.

Under the U.S. Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty is 25%. The treaty provides for reduced tax rates on dividends if (a) the shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and held such minimal percentage during the whole of its prior tax year, and (b) not more than 25% of the Israeli company’s gross income consists of interest or dividends, other than dividends or interest received from subsidiary corporations or corporations 50% or more of the outstanding voting shares of which is owned by the Israeli company. The reduced treaty rate, if applicable, is 15% in the case of dividends paid from income derived from Approved, Benefited or Preferred Enterprise or 12.5% otherwise.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to hold the ordinary shares. This discussion applies only to a U.S. Holder that holds the ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, any aspect of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) commonly known as the Medicare tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ordinary shares as part of a “straddle” or integrated transaction or persons entering into a constructive sale with respect to the ordinary shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax exempt entities, “individual retirement accounts” or “Roth IRAs”:

•	Persons who acquired our ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons that own or are deemed to own 10% or more of our voting stock; or

•	persons holding our ordinary shares in connection with a trade or business conducted outside of the United States.

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

This discussion is based on the Code, administrative pronouncements, judicial decisions, and final and proposed Treasury regulations, changes to any of which subsequent to the date of this Annual Report may affect the tax consequences described herein.

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

U.S. Holders should consult their tax advisers concerning the U.S. federal, state local tax and non-U.S. consequences of owning and disposing of our ordinary shares in their particular circumstances.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a “passive foreign investment company” (a “PFIC”) for any taxable year if (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and gains from transactions in commodities (other than certain active business gains from the sales of commodities).

Based on the manner in which we operate our business, we believe that we were not a PFIC for 2015. However, because PFIC status depends on the composition and character of a company’s income and assets and the value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

Certain U.S. Holders who are individuals (and certain entities controlled by individuals) may be required to report information relating to their ownership of securities of non-U.S. issuers, such as our ordinary shares, unless the securities are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ordinary shares

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the US Exchange Act. Accordingly, we are required to file or furnish reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with or furnished to the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

I. SUBSIDIARY INFORMATION

The Company and its subsidiaries do not maintain any direct or indirect connection with Iran or with enemy nations (as defined in the Israel Trade with the Enemy Ordinance - 1939).

Item 11. Quantitative and Qualitative Disclosures about Market Risk

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

We regularly monitor the extent of our exposure and the hedging rates for the various risks described below. The hedging policy for all types of exposure is discussed by our Board of Directors as part of the annual budget discussions, and our Board of Directors establishes our maximum exposure according to a value-at-risk model. Together with a report on the quarterly financial results, our Audit and Finance Committee receives quarterly reports on exposure and hedging rates and determines if our hedging policy should be revised. Management implements our hedging policy with reference to actual developments and expectations in the various markets.

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

With respect to investment in subsidiaries whose functional currency is not the U.S. dollar, the end-of-period balance-sheet balances of these companies are translated into U.S. dollars based on the exchange rate of the U.S. dollar in relation to the reporting currency of these companies at the end of the relevant period. The beginning-of-period balance-sheet balances, as well as capital changes during the period, are translated into U.S. dollars at the exchange rate at the beginning of the period or on the date of the change in capital, respectively. The differences arising from the effect of the change in the exchange rate between the U.S. dollar and the currency in which the companies report create exposure. The effects of this exposure are charged directly to equity.

Our Finance Forum (whose members are the senior financial managers of our Company and each of our segments) periodically examines the extent of the hedging implemented for each of the exposures described above, and decides on the required scope of the hedging. We use various financial instruments for our hedging activity, including derivatives.

Explanations of the main changes between the periods

Dollar–shekel exchange rate

The liability in respect of the fair value of derivative instruments for the dollar-shekel exchange rate as at December 31, 2014 amounted to about $67 million, due to the strengthening of the dollar against the shekel in 2014 at the rate of 12%. During 2015, there was no significant change and the dollar strengthened against the shekel at the rate of only about 0.33%. As at December 31, 2015, the liability in respect of the fair value of the derivative instruments was about $5 million. As a result of income was recorded in the amount of about $62 million with reference to open transactions.

Energy

The liability in respect of the fair value of derivative instruments for energy costs as at December 31, 2014 amounted to about $19 million, due to the decline in the price of crude oil in 2014 at the rate of 29%. As at December 31, 2015, the liability in respect of the fair value of the derivative instruments was about $7 million. As a result of income was recorded in the amount of about $12 million with reference to open transactions. During 2015, there was a decrease of about 40% in the energy prices. Part of the change in the fair-value balance stems from a decline in the total amount of the transactions executed and a fall in the average exercise price of the transactions.

Dry bulk marine shipping

The liability in respect of the fair value of derivative instruments for dry bulk marine shipping as at December 31, 2014 amounted to about $9 million, due to the decline in the marine shipping prices in 2014 at the rate of 26%. As at December 31, 2015, the liability in respect of the fair value of the derivative instruments was about $5 million. As a result of income was recorded in the amount of about $4 million with reference to open transactions. During 2015, there was a decrease of about 37% in the marine shipping prices. Part of the change in the fair value balance stems from a decline in the total amount of the transactions executed and a fall in the average exercise price of the transactions.

The tables below set forth the sensitivity of our derivative instruments and certain balance sheet items to 5% and 10% increases and decreases in the exchange rates as at December 31, 2015.

	Increase (decrease) in fair value			Increase (decrease) in fair value
USD/NIS Type of instrument	Increase of 10%	Increase of 5%	Fair value	Decrease of 5%	Decrease of 10%
	(USD millions)
Cash and cash equivalents	(0.2)	(0.1)	1.7	0.1	0.2
Short term deposits and loans	(0.1)	0.0	0.7	0.0	0.1
Trade receivables	(5.2)	(2.6)	51.7	2.6	5.2
Receivables and debit balances	(0.7)	(0.3)	6.6	0.3	0.7
Long-term deposits and loans	(0.1)	0.0	0.9	0.0	0.1
Trade payables	20.1	10.0	(200.6)	(10.0)	(20.1)
Other payables	15.4	7.7	(153.8)	(7.7)	(15.4)
Long-term loans	15.1	7.9	(165.8)	(8.7)	(18.4)
Options	(57.8)	(24.5)	(0.6)	25.4	59.5
Forward	(11.9)	(6.2)	(0.16)	6.9	14.6
Swap	(16.7)	(8.8)	(4.0)	9.7	20.4
Total	(42.1)	(16.9)	(463.4)	18.6	46.9

	Increase (decrease) in fair value			Increase (decrease) in fair value
CPI Type of instrument	Increase of 10%	Increase of 5%	Fair value	Decrease of 5%	Decrease of 10%
	(USD millions)
Long-term deposits and loans	0.1	0.0	0.9	0.0	(0.1)

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	(USD millions)
EUR/USD Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(2.3)	(1.1)	22.6	1.1	2.3
Short term deposits and loans	(0.4)	(0.2)	4.1	0.2	0.4
Trade receivables	(21.9)	(10.9)	218.6	10.9	21.9
Receivables and debit balances	(0.1)	0.0	0.7	0.0	0.1
Long-term deposits and loans	0.0	0.0	0.3	0.0	0.0
Credit from banks and others	9.1	4.5	(90.5)	(4.5)	(9.1)
Trade payables	15.4	7.7	(154.5)	(7.7)	(15.4)
Other payables	11.4	5.7	(114.5)	(5.7)	(11.4)
Long-term loans from banks	3.5	1.8	(36.7)	(1.8)	(3.5)
Options	4.2	1.8	1.1	(1.4)	(3.4)
Forward	(26.7)	(12.6)	(0.6)	11.4	21.8
Total	(7.8)	(3.3)	(149.4)	2.5	3.7

	Increase (decrease) in fair value			Increase (decrease) in fair value
GBP/USD Type of instrument	Increase of 10%	Increase of 5%	Fair value	Decrease of 5%	Decrease of 10%
	(USD millions)
Trade receivables	(3.7)	(1.9)	37.5	1.9	3.7
Receivables and debit balances	0.0	0.0	0.1	0.0	0.0
Credit from banks and others	1.6	0.8	(16.0)	(0.8)	(1.6)
Trade payables	3.4	1.7	(33.9)	(1.7)	(3.4)
Other payables	3.8	1.9	(37.6)	(1.9)	(3.8)
Options	(0.2)	(0.1)	0.0	0.0	0.0
Forward	28.1	13.3	1.7	(12.0)	(23.0)
Total	32.5	15.5	(43.2)	(14.3)	(27.6)

	Increase (decrease) in fair value			Increase (decrease) in fair value
GBP/EUR Type of instrument	Increase of 10%	Increase of 5%	Fair value	Decrease of 5%	Decrease of 10%
	(USD millions)
Forward	(18.0)	(9.4)	2.9	10.4	21.9
Options	(0.6)	(0.3)	0.0	0.3	0.7
Total	(18.6)	(9.7)	2.9	10.7	22.6

	Increase (decrease) in fair value			Increase (decrease) in fair value
JPY/USD Type of instrument	Increase of 10%	Increase of 5%	Fair value	Decrease of 5%	Decrease of 10%
	(USD millions)
Cash and cash equivalents	(0.4)	(0.2)	3.9	0.2	0.4
Trade receivables	(1.0)	(0.5)	9.9	0.5	1.0
Long-term deposits and loans	0.0	0.0	0.2	0.0	0.0
Trade payables	0.1	0.0	(0.6)	0.0	(0.1)
Other payables	0.0	0.0	(0.3)	0.0	0.0
Options	0.2	0.1	0.0	(0.2)	(0.4)
Forward	0.3	0.2	—	(0.2)	(0.4)
Total	(0.8)	(0.4)	13.1	0.3	0.5

	Increase (decrease) in fair value			Increase (decrease) in fair value
BRL/USD Type of instrument	Increase of 10%	Increase of 5%	Fair value	Decrease of 5%	Decrease of 10%
	(USD millions)
Cash and cash equivalents	(0.2)	(0.1)	2.1	0.1	0.2
Trade receivables	(2.5)	(1.3)	25.1	1.3	2.5
Trade payables	1.3	0.7	(13.3)	(0.7)	(1.3)
Other payables	0.1	0.1	(1.4)	(0.1)	(0.1)
Long-term loans from banks	3.1	1.6	(31.2)	(1.6)	(3.1)
Total	1.8	1.0	(18.7)	(1.0)	(1.8)

	Increase (decrease) in fair value			Increase (decrease) in fair value
CNY/USD Type of instrument	Increase of 10%	Increase of 5%	Fair value	Decrease of 5%	Decrease of 10%
	(USD millions)
Cash and cash equivalents	(8.3)	(4.1)	82.7	4.1	8.3
Trade receivables	(10.2)	(5.1)	102.3	5.1	10.2
Trade payables	12.2	6.1	(122.1)	(6.1)	(12.2)
Other payables	2.2	1.1	(21.7)	(1.1)	(2.2)
Credit from banks and others	28.2	14.1	(282.0)	(14.1)	(28.2)
Options	0.0	0.0	0.0	0.3	5.2
Forward	(19.0)	(9.9)	(0.2)	11.0	23.2
Total	5.1	2.2	(241.0)	(0.8)	4.3

The tables below set forth the sensitivity of our derivative instruments and certain balance sheet items to 5% and 10% increases and decreases in the exchange rates as at December 31, 2014.

	Increase (decrease) in fair value			Increase (decrease) in fair value
USD/NIS Type of instrument	Increase of 10%	Increase of 5%	Fair value	Decrease of 5%	Decrease of 10%
	(USD millions)
Cash and cash equivalents	(0.7)	(0.4)	7.2	0.4	0.7
Short term deposits and loans	(0.1)	(0.1)	1.5	0.1	0.1
Trade receivables	(5.5)	(2.8)	55.2	2.8	5.5
Receivables and debit balances	(1.1)	(0.5)	10.8	0.5	1.1
Long-term deposits and loans	(0.4)	(0.2)	3.7	0.2	0.4
Credit from banks and others	0.6	0.3	(6.2)	(0.3)	(0.6)
Trade payables	22.0	11.0	(219.7)	(11.0)	(22.0)
Other payables	13.0	6.5	(129.8)	(6.5)	(13.0)
Long-term loans	14.8	7.4	(148.1)	(7.4)	(14.8)
Options	(50.4)	(26.9)	(57.1)	33.9	61.6
Forward	(17.1)	(9.0)	(0.2)	9.9	20.9
Swap	(17.0)	(8.9)	(9.2)	9.8	20.8
Total	(41.9)	(23.6)	(491.9)	32.4	60.7

	Increase (decrease) in fair value			Increase (decrease) in fair value
CPI Type of instrument	Increase of 10%	Increase of 5%	Fair value	Decrease of 5%	Decrease of 10%
	(USD millions)
Long-term deposits and loans	0.1	0.1	1.3	(0.1)	(0.1)

	Increase (decrease) in fair value			Increase (decrease) in fair value
EUR/USD Type of instrument	Increase of 10%	Increase of 5%	Fair value	Decrease of 5%	Decrease of 10%
	(USD millions)
Cash and cash equivalents	(6.9)	(3.4)	68.9	3.4	6.9
Short term deposits and loans	(0.7)	(0.4)	7.3	0.4	0.7
Trade receivables	(26.4)	(13.2)	264.0	13.2	26.4
Receivables and debit balances	0.0	0.0	0.2	0.0	0.0
Long-term deposits and loans	0.0	0.0	0.3	0.0	0.0
Credit from banks and others	22.3	11.2	(223.0)	(11.2)	(22.3)
Trade payables	17.5	8.7	(174.7)	(8.7)	(17.5)
Other payables	11.1	5.6	(111.4)	(5.6)	(11.1)
Long-term loans from banks	7.1	3.6	(71.0)	(3.6)	(7.1)
Options	8.8	4.2	7.2	(3.7)	(7.1)
Forward	(26.9)	(12.7)	(1.8)	11.5	22.0
Total	5.9	3.6	(234.0)	(4.3)	(9.1)

	Increase (decrease) in fair value			Increase (decrease) in fair value
GBP/USD Type of instrument	Increase of 10%	Increase of 5%	Fair value	Decrease of 5%	Decrease of 10%
	(USD millions)
Cash and cash equivalents	(0.6)	(0.3)	5.8	0.3	0.6
Trade receivables	(3.7)	(1.9)	37.1	1.9	3.7
Receivables and debit balances	0.0	0.0	0.2	0.0	0.0
Credit from banks and others	1.6	0.8	(16.4)	(0.8)	(1.6)
Trade payables	2.7	1.4	(27.2)	(1.4)	(2.7)
Other payables	1.7	0.8	(16.7)	(0.8)	(1.7)
Options	(1.5)	(0.6)	(0.2)	0.1	0.4
Forward	(4.6)	(2.2)	(0.1)	2.0	3.8
Total	(4.4)	(2.0)	(17.4)	1.2	2.5

	Increase (decrease) in fair value			Increase (decrease) in fair value
GBP/EUR Type of instrument	Increase of 10%	Increase of 5%	Fair value	Decrease of 5%	Decrease of 10%
	(USD millions)
Forward	3.4	1.8	(0.1)	(2.0)	(4.1)
Options	(2.5)	(1.6)	0.5	2.2	3.3
Total	0.9	0.2	0.4	0.2	(0.8)

	Increase (decrease) in fair value			Increase (decrease) in fair value
JPY/USD Type of instrument	Increase of 10%	Increase of 5%	Fair value	Decrease of 5%	Decrease of 10%
	(USD millions)
Cash and cash equivalents	(0.5)	(0.3)	5.2	0.3	0.5
Trade receivables	(0.9)	(0.5)	9.3	0.5	0.9
Long-term deposits and loans	0.0	0.0	0.2	0.0	0.0
Trade payables	0.1	0.1	(1.0)	(0.1)	(0.1)
Other payables	0.0	0.0	(0.2)	0.0	0.0
Options	0.6	0.3	1.1	(0.4)	(0.7)
Forward	0.7	0.4	0.9	(0.4)	(0.8)
Total	0.0	0.0	15.5	(0.1)	(0.2)

	Increase (decrease) in fair value			Increase (decrease) in fair value
BRL/USD Type of instrument	Increase of 10%	Increase of 5%	Fair value	Decrease of 5%	Decrease of 10%
	(USD millions)
Cash and cash equivalents	(1.3)	(0.7)	13.2	0.7	1.3
Trade receivables	(2.0)	(1.0)	19.9	1.0	2.0
Trade payables	2.9	1.5	(29.0)	(1.5)	(2.9)
Other payables	0.2	0.1	(1.5)	(0.1)	(0.2)
Total	(0.2)	(0.1)	2.6	0.1	0.2

	Increase (decrease) in fair value			Increase (decrease) in fair value
CNY/USD Type of instrument	Increase of 10%	Increase of 5%	Fair value	Decrease of 5%	Decrease of 10%
	(USD millions)
Cash and cash equivalents	(1.9)	(1.0)	19.4	1.0	1.9
Trade receivables	(1.0)	(0.5)	10.0	0.5	1.0
Trade payables	0.2	0.1	(1.6)	(0.1)	(0.2)
Other payables	0.7	0.3	(6.6)	(0.3)	(0.7)
Credit from banks and others	0.1	0.0	(0.9)	0.0	(0.1)
Total	(1.9)	(1.1)	20.3	1.1	1.9

Interest Rate Risk

We have loans bearing variable interest that expose our finance expenses and cash flows to changes in those interest rates. With respect to our fixed-interest loans, there is exposure to changes in the fair value of the loans due to changes in the market interest rate.

Our Finance Forum examines the extent of the hedging in order to adjust the structure of the actual interest to our expectations with regard to the anticipated developments in interest rates, taking into account the cost of the hedging. The hedging is implemented by using a fixed interest range and by hedging variable interest.

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the LIBOR rate as at December 31, 2015.

	Increase (decrease) in fair value			Increase (decrease) in fair value
Type of instrument	Increase of 1%	Increase of 0.5%	Fair value	Decrease of 0.5%	Decrease of 1%
	(USD millions)
Fixed-USD interest debentures	70.4	35.9	(1,087.9)	(37.5)	(76.7)
Collar transactions	0.1	0.1	(0.2)	(0.1)	(0.2)
Swap transactions	16.9	8.6	(9.6)	(8.9)	(18.1)
NIS/USD swap	10.6	5.4	(4.0)	(5.6)	(11.5)
Total	98.0	50.0	(1,101.7)	(52.1)	(106.5)

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the LIBOR rate as at December 31, 2014.

	Increase (decrease) in fair value			Increase (decrease) in fair value
Type of instrument	Increase of 1%	Increase of 0.5%	Fair value	Decrease of 0.5%	Decrease of 1%
	(USD millions)
Fixed-USD interest debentures	78.0	39.9	(1,170.8)	(41.8)	(85.7)
Collar transactions	0.6	0.4	(0.8)	(0.4)	(0.5)
Swap transactions	20.2	10.3	(7.7)	(10.7)	(21.9)
NIS/USD swap	12.2	6.2	(9.2)	(6.5)	(13.2)
Total	111.0	56.8	(1,188.5)	(59.4)	(121.3)

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the NIS interest rate as at December 31, 2015.

Sensitivity to changes in the shekel interest rate	Increase (decrease) in fair value			Increase (decrease) in fair value
Type of instrument	Increase of 1%	Increase of 0.5%	Fair value	Decrease of 0.5%	Decrease of 1%
	(USD millions)
Fixed-interest long-term loan	8.9	4.5	(165.8)	(4.7)	(9.6)
NIS/USD swap	(10.4)	(5.3)	(4.0)	5.5	11.3
Total	(1.5)	(0.8)	(169.8)	0.8	1.7

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the NIS interest rate as at December 31, 2014.

Sensitivity to changes in the shekel interest rate	Increase (decrease) in fair value			Increase (decrease) in fair value
Type of instrument	Increase of 1%	Increase of 0.5%	Fair value	Decrease of 0.5%	Decrease of 1%
	(USD millions)
NIS/USD swap	(11.5)	(5.9)	(9.2)	6.1	12.5

Energy Price Risk

Execution of hedging is determined by appropriate personnel after consultation with Israeli and foreign energy advisors.

The table below sets forth the sensitivity of instruments hedging energy price risks to 5% and 10% increases and decreases in energy prices as of December 31, 2015.

	Increase (decrease) in fair value			Increase (decrease) in fair value
Type of instrument	Increase of 10%	Increase of 0.5%	Fair value	Decrease of 0.5%	Decrease of 10%
	(USD millions)
Energy hedges	1.1	0.5	(6.6)	(0.5)	(1.1)

The table below sets forth the sensitivity of instruments hedging energy price risks to 5% and 10% increases and decreases in energy prices as of December 31, 2014.

	Increase (decrease) in fair value			Increase (decrease) in fair value
Type of instrument	Increase of 10%	Increase of 0.5%	Fair value	Decrease of 0.5%	Decrease of 10%
	(USD millions)
Energy hedges	3.1	1.5	(19.3)	(1.5)	(3.0)

Marine Shipping Price Risk

We purchase hedges on part of our exposure to marine bulk shipping prices. Hedging is executed by the appropriate personnel, after consultation with overseas experts.

The table below sets forth the sensitivity of instruments hedging marine shipping price risk to 5% and 10% increases and decreases in marine shipping prices as of December 31, 2015.

	Increase (decrease) in fair value			Increase (decrease) in fair value
Type of instrument	Increase of 10%	Increase of 0.5%	Fair value	Decrease of 0.5%	Decrease of 10%
	(USD millions)
Marine shipping hedges	0.4	0.2	(4.6)	(0.2)	(0.4)

The table below sets forth the sensitivity of instruments hedging marine shipping price risk to 5% and 10% increases and decreases in marine shipping prices as of December 31, 2014.

	Increase (decrease) in fair value			Increase (decrease) in fair value
Type of instrument	Increase of 10%	Increase of 0.5%	Fair value	Decrease of 0.5%	Decrease of 10%
	(USD millions)
Marine shipping hedges	3.2	1.6	(9.0)	(1.6)	(3.2)

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrangements and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

A. DISCLOSURE CONTROLS AND PROCEDURES

ICL’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of ICL’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(f)) as of the end of the period covered by this annual report, have concluded that, as of such date, ICL’s disclosure controls and procedures were effective to ensure that the information required in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to its management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

B. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

ICL's board of directors and management are responsible for establishing and maintaining adequate internal control over financial reporting. ICL's internal control over financial reporting system was designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer, management and other personnel, to provide reasonable assurance to ICL's management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of its consolidated financial statements for external reporting purposes, in accordance with generally accepted accounting principles. These include those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements, in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorization of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, effective control over financial reporting cannot, and does not, provide absolute assurance of achieving our control objectives. Also, projections of, and any evaluation of effectiveness of the internal controls in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we assessed the effectiveness of ICL's internal control over financial reporting as of December 31, 2015. In making this assessment, we used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013 (COSO). Based on such assessment, management believes that, as of December 31, 2015, ICL's internal control over financial reporting is effective based on those criteria.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Somekh Chaikin, member firm of KPMG International, an independent registered public accounting firm, has audited and reported on the effectiveness of ICL's internal controls over financial reporting as of December 31, 2015. See Somekh Chaikin's attestation report beginning on page F-2 of this annual report.

D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15 or 15d-15 that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Yaacov Dior and Mr. Geoffery Merszei are audit committee financial experts, as that term is defined in Item 16A(b) of Form 20-F, and that Mr. Dior, Mr. Merszei and Dr. Miriam Haran are independent for the purposes of NYSE corporate governance rules and Rule 10A-3 of the Exchange Act.

Item 16B. Code of Ethics

Our Board of Directors have adopted a Code of Conduct that applies to Board of Directors, senior management and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. The Code of Conduct is available, free of charge, on our website, www.icl-group.com.

Item 16C. Principal Accountant Fees and Services

Somekh Chaikin, a member of KPMG International, has served as our independent registered public accounting firm for 2014 and 2015.

These accountants billed the following fees to us for professional services in each of those fiscal years:

	2015	2014
	(US$ thousands)
Audit fees(1)	6,070	5,306
Audit-related fees(2)	400	179
Tax fees(3)	1,600	2,065
All other fees(4)	20	434
Total	8,090	7,984

____________________

(1)	Audit Fees are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

(2)	Audit-Related Fees are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

(3)	Tax fees are the aggregate fees billed for professional services rendered for tax compliance, tax advice, and tax planning, assistance with tax audits and appeals.

(4)	All other fees consisted of fees billed or accrued for products and services provided by the principal accountant, other than the services reported above under other captions in the above table.

Audit Committee’s pre-approval policies and procedures

All services provided by our auditors are approved in advance by either the Audit and Finance Committee or members thereof, to whom authority has been delegated, in accordance with the Audit and Finance Committee’s pre-approval policy.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

Corporate Governance Practices

We are incorporated in Israel and therefore subject to various corporate governance requirements under the Companies Law relating to such matters as external directors, the audit committee, the compensation committee and the internal auditor. These are in addition to the requirements of the NYSE and relevant provisions of U.S. securities laws that apply to us. As a foreign private issuer whose shares are listed on the NYSE, we have the option to follow certain Israeli corporate governance practices rather than those of the NYSE, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices that we are not following and describe the home country practices we follow instead. We intend to rely on this “foreign private issuer exemption” with respect to the following NYSE requirements:

•	Majority Independent Board. Under Section 303A.01 of the NYSE Listed Company Manual (the “LCM”), a U.S. domestic listed company, other than a controlled company, must have a majority of independent directors. Eight of our eleven directors are not considered independent directors under Israeli law due to either a relationship with the Company, our controlling shareholder or the length of their tenure on our Board of Directors.

•	Nominating/Corporate Governance Committee. Under Section 303A.04 of the LCM, a U.S. domestic listed company, other than a controlled company, must have a nominating/corporate governance committee composed entirely of independent directors. The Company’s controlling shareholder, Israel Corporation, has significant control over the appointment of our directors.

•	Equity Compensation Plans. Under Section 303A.08 of the LCM, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions as described therein. We follow the requirements of the Companies Law, under which approval of equity-compensation plans and material revisions thereto is within the authority of the board of directors. However, under the Companies Law, any compensation to directors, the chief executive officer or a controlling shareholder or another person in which a controlling shareholder has a personal interest, including equity-based compensation, generally requires the approval of the compensation committee, the board of directors and the shareholders, in that order. The compensation of directors and officers is generally required to comply with a shareholder-approved compensation policy, which is required to include a monetary cap on the value of equity compensation that may be granted to any director or officer.

•	Shareholder Approval of Securities Issuances. Under Section 312.03 of the LCM, shareholder approval is a prerequisite to (a) issuing common stock, or securities convertible into or exercisable for common stock, to a related party, a subsidiary, affiliate or other closely related person of a related party or any company or entity in which a related party has a substantial interest, if the number of shares of common stock to be issued exceeds either 1% of the number of shares of common shares or 1% of the voting power outstanding before the issuance, and (b) issuing common stock, or securities convertible into or exercisable for common stock, if the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance or the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock before the issuance, in each case subject to certain exceptions. We seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, which are different from the requirements for seeking shareholder approval under Section 312.03 of the LCM. Under the Companies Law, shareholder approval is a prerequisite to any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest. Under the Companies Law, shareholder approval is also a prerequisite to a private placement of securities if it will cause a person to become a controlling shareholder or in case all of the following conditions are met:

•	the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance;

•	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

•	the transaction will increase the relative holdings of a 5% shareholder or will cause any person to become, as a result of the issuance, a 5% shareholder.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

See page F-1.

ITEM 19. EXHIBITS

1.1*	Memorandum of Association of Israel Chemicals Ltd. (unofficial translation from original Hebrew).
1.2*	Articles of Association of Israel Chemicals Ltd. (unofficial translation from original Hebrew).
4.1*	Dead Sea Concession Law, 1961 (and the Deed of Concession, dated as of May 31, 1961, between the State of Israel and Dead Sea Works, Ltd. set out as a schedule thereto) (unofficial translation from original Hebrew).
4.2*	Plan for the Private Allocation of Options for Shares of the Company to the CEO of the Company, to Office Holders and Employees of the Company and its Subsidiaries dated November 27, 2012 (unofficial translation from original Hebrew).
4.3**	Equity Compensation Plan (2014), dated August 20, 2014 (unofficial translation from original Hebrew).
4.4*	Compensation Policy for Directors and Officers, as adopted in July 2013 and approved by shareholders in August 2013.
4.5*	Agreement between the Israeli Ministry of Finance and Dead Sea Works Ltd. dated as of July 8, 2012 relating to salt harvesting at the Dead Sea.
4.6*	Registration Rights Agreement, dated September 12, 2014 by and among Israel Chemicals Ltd. and Israel Corporation Ltd.
4.7	Revolving Credit Facility Agreement, dated March 23, 2015, by and among certain financial institutions, ICL Finance B.V., and Israel Chemicals Ltd.
4.8	Amendment to Revolving Credit Facility Agreement, dated April 9, 2015, by and among certain financial institutions, ICL Finance B.V., Israel Chemicals Limited and ICL Finance Inc.
8.1	List of subsidiaries of Israel Chemicals Ltd.
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Somekh Chaikin, a member of KPMG International, independent registered public accounting firm.

_______________

*	Incorporated by reference to our registration statement on Form F-1 (file no. 333- 198711), as amended.
**

Incorporated by reference to our registration statement on Form S-8 (file no. 333-205518), dated July 6, 2015.

Other than as listed above, ICL has no instrument with respect to long-term debt under which the total amount of securities authorized exceeds 10% of the total assets of ICL on a consolidated basis.  The Company agrees to furnish to the Securities and Exchange Commission upon request a copy of each instrument with respect to long-term debt not filed as an exhibit to this report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ISRAEL CHEMICALS LTD.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Date: March 16, 2016

ICL

CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Israel Chemicals Ltd

We have audited the accompanying consolidated statements of financial position of Israel Chemicals Ltd. (hereinafter – “the Company”) and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three year period ended December 31, 2015. We also have audited the Company’s internal control over financial reporting as of December 31, 2015 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Somekh Chaikin

Certified Public Accountants (Isr.)
Member Firm of KPMG International
Tel Aviv, Israel
March 15, 2016

Somekh Chaikin, a partnership registered under the Israeli partnership
Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Consolidated Statements of Financial Position
as at December 31

	Note	2015	2014
		$ millions
Current assets
Cash and cash equivalents		161	131
Short-term investments and deposits	6	87	116
Trade receivables	7	1,082	1,039
Derivatives and other receivables	27,16,8	207	155
Current tax assets		45	139
Inventories	9	1,364	1,335
Assets held for sale	11	39	225
Total current assets		2,985	3,140
Non-current assets
Investments in equity-accounted investees	10	159	185
Long-term deposits and receivables	12,16,27	126	12
Surplus in defined benefit plan	21	89	66
Non-current inventories	9	122	57
Deferred tax assets	20	199	158
Property, plant and equipment	13	4,212	3,927
Intangible assets	14	1,185	803
Total non-current assets		6,092	5,208
Total assets		9,077	8,348
Current liabilities
Short-term credit and current portion of long-term debt	17	673	603
Trade payables	18	716	585
Provisions	22	42	35
Other current liabilities	27,19,16	527	695
Current tax liabilities		62	36
Liabilities held for sale	11	26	51
Total current liabilities		2,046	2,005
Non-current liabilities
Long-term debt	17	1,740	1,239
Debentures	17	1,065	1,064
Long-term derivative instruments	27,16	13	19
Deferred tax liabilities	20	351	260
Employee benefits	21	547	659
Provisions	22	127	102
Total non-current liabilities		3,843	3,343
Total liabilities		5,889	5,348
Equity	24
Share capital		544	543
Share premium		149	134
Capital reserves		(307)	(135)
Retained earnings		2,902	2,692
Treasury shares		(260)	(260)
Total shareholders’ equity		3,028	2,974
Non-controlling interests		160	26
Total equity		3,188	3,000
Total liabilities and equity		9,077	8,348

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income
for the Year Ended December 31

	Note	2015	2014	2013
		$ millions
Sales	26	5,405	6,111	6,272
Cost of sales	26	3,602	3,915	3,862
Gross profit		1,803	2,196	2,410
Selling, transport and marketing expenses	26	653	839	850
General and administrative expenses	26	350	306	282
Research and development expenses	26	74	87	83
Other expenses	26	211	259	110
Other income	26	(250)	(53)	(16)
Operating income		765	758	1,101
Finance expenses		160	279	158
Finance income		(52)	(122)	(132)
Finance expenses, net	26	108	157	26
Share in earnings of equity-accounted investees	10	11	31	26
Income before income taxes		668	632	1,101
Income taxes	20	162	166	281
Net income		506	466	820
Net income (loss) attributable to the non-controlling interests		(3)	2	1
Net income attributable to the shareholders of the Company		509	464	819
Earnings per share attributable to the shareholders of the company:	28	US $	US $	US $
Basic earnings per share		0.40	0.37	0.64
Diluted earnings per share		0.40	0.37	0.64
Weighted-average number of ordinary shares outstanding:
Basic (in thousands)		1,271,624	1,270,426	1,270,414
Diluted (in thousands)		1,272,256	1,270,458	1,270,414

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income
for the Year Ended December 31

	2015	2014	2013
	$ millions
Net income	506	466	820
Components of other comprehensive income that may be reclassified subsequently to net income
Currency translation effects	(205)	(221)	49
Changes in derivatives designated as a cash flow hedge	(2)	(11)	1
Income tax relating to items that may be reclassified subsequently to income	—	—	(1)
Total	(207)	(232)	49
Items that will not be reclassified to net income
Actuarial gains (losses) from defined benefit plan	63	(103)	48
Income tax relating to items that will not be reclassified to net income	(15)	24	(14)
Total	48	(79)	34
Total comprehensive income	347	155	903
Comprehensive income (loss) attributable to the non-controlling interests	(9)	2	2
Comprehensive income attributable to the shareholders of the Company	356	153	901

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Changes in Equity

	Attributable to the shareholders of the Company								Non- controlling interests	Total equity
	Share Capital		Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
	$ millions
For the year ended December 31, 2015
Balance as at January 1, 2015	543		134	(201)	66	(260)	2,692	2,974	26	3,000
Issue of shares	1		15	—	—	—	—	16	—	16
Share-based compensation	—	(*)	—	—	15	—	—	15	—	15
Dividends paid	—		—	—	—	—	(347)	(347)	(1)	(348)
Consolidation of new subsidiary	—		—	—	14	—	—	14	144	158
Comprehensive income	—		—	(199)	(2)	—	557	356	(9)	347
Balance as at December 31, 2015	544		149	(400)	93	(260)	2,902	3,028	160	3,188

(*)	Less than $1 million.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (cont’d)

	Attributable to the equity holders of the Company								Non-controlling interests	Total equity
	Share Capital		Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
	$ millions
For the year ended December 31, 2014
Balance as at January 1, 2014	543		134	19	65	(260)	3,153	3,654	25	3,679
Share-based compensation	—	(*)	—	—	12	—	—	12	—	12
Dividends paid	—		—	—	—	—	(845)	(845)	(1)	(846)
Comprehensive income	—		—	(220)	(11)	—	384	153	2	155
Balance as at December 31, 2014	543		134	(201)	66	(260)	2,692	2,974	26	3,000

(*)	Less than $1 million.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (cont’d)

	Attributable to the equity holders of the Company								Non-controlling interests	Total equity
	Share Capital		Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
	$ millions

For the year ended December 31, 2013
Balance as at January 1, 2013	543		102	(30)	74	(260)	2,936	3,365	23	3,388
Exercise of options	—	(1)	32	—	(32)	—	—	—	—	—
Share-based compensation	—	(1)	—	—	22	—	—	22	—	22
Dividends paid	—		—	—	—	—	(634)	(634)	—	(634)
Comprehensive income	—		—	49	1	—	851	901	2	903
Balance as at December 31, 2013	543		134	19	65	(260)	3,153	3,654	25	3,679

(1)	Less than $1 million.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
for the Year Ended December 31

	2015	2014	2013
	$ millions
Cash flows from operating activities
Net income	506	466	820
Adjustments for:
Depreciation and amortization	430	427	348
Interest expenses from financial institutions, net	67	74	42
Share in earnings of equity-accounted investees, net	(11)	(31)	(26)
Loss (gain) on sale and disposal of property, plant and equipment, net	12	(6)	(2)
Share-based compensation	15	12	22
Revaluation of assets and liabilities denominated in foreign currencies	(23)	(36)	30
Gain on achievement over control of an associated company	(7)	(36)	(2)
Gain from divestiture of subsidiaries & equity accounted investees	(215)	—	—
Income tax expenses	162	166	280
	936	1,036	1,512
Change in inventories	25	(33)	4
Change in trade and other receivables	(86)	(25)	20
Change in trade and other payables	(106)	55	(85)
Change in provisions and employee benefits	(90)	66	54
	679	1,099	1,505
Income taxes paid, net of refund	(20)	(159)	(334)
Interest received	1	2	2
Interest paid	(87)	(49)	(46)
Net cash provided by operating activities	573	893	1,127

Cash flows from investing activities
Proceeds from sale of property, plant and equipment	6	9	3
Proceeds from (investment in) deposits and investments, net	34	(21)	46
Business combinations, net of cash acquired	(351)	(143)	(63)
Dividends from equity-accounted investees	19	17	23
Purchases of property, plant and equipment, net	(502)	(752)	(827)
Purchases of intangible assets	(117)	(83)	(22)
Proceeds from divestiture of subsidiaries	364	—	—
Investments in equity-accounted investees	—	(23)	—
Net cash used in investing activities	(547)	(996)	(840)

Cash flows from financing activities
Dividend paid to the Company’s shareholders	(347)	(845)	(634)
Dividend paid to non-controlling interests	(1)	(1)	—
Receipt of long-term debt	1,201	2,055	675
Repayment of long-term debt	(846)	(999)	(613)
Short-term credit from banks and others, net	8	(140)	263
Net cash provided by (used in) financing activities	15	70	(309)

Net change in cash and cash equivalents	41	(33)	(22)
Cash and cash equivalents as at beginning of the year	138	188	206
Net effect of currency translation on cash and cash equivalents	(18)	(16)	4
Cash and cash equivalents included as part of assets held for sale	—	(8)	—
Cash and cash equivalents as at the end of the year	161	131	188

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
for the Year Ended December 31 (cont’d)

Appendix A - divestiture of subsidiaries

2015
$ millions
Cash	7
Inventories	61
Receivables	28
Property, plant and equipment, net	37
Intangible assets, net	76
Payables	(29)
Employee benefits	(20)
Deferred taxes, net	(3)
Capital gain	214
Cash received	371
Less cash	(7)
Net cash	364

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 1 – General

A. The reporting entity

Israel Chemicals Ltd. (hereinafter – “the Company” or “ICL”), is a company domiciled and incorporated in Israel and the shares of which are traded on the Tel-Aviv Stock Exchange and on the New York Stock Exchange. The address of the Company’s registered office is 23 Aranha St., Tel Aviv, Israel. The Company and its subsidiaries, associated companies and joint ventures (hereinafter – “the Group”) is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extract raw materials and utilize sophisticated processing and product formulation technologies to add value to customers in three attractive end-markets: agriculture, food and engineered materials. These three end-markets constitute over 98% of the Company’s revenues today. The Company’s operations are organized into three segments: (1) Fertilizers, which operates the raw material extraction for ICL and markets potash, phosphates and specialty fertilizers; (2) Industrial Products, which primarily extracts bromine from the Dead Sea and produces and markets bromine and phosphorus compounds for the electronics, construction, oil & gas and automotive industries and (3) Performance Products, which mainly produces, markets and sells a broad range of downstream phosphate-based food additives and industrial intermediates. The Company is a subsidiary of Israel Corporation Ltd.

The Company’s principal assets include: One of the world’s richest, longest-life and lowest-cost sources of potash and bromine (the Dead Sea). Additionally, Potash mines in the United Kingdom and Spain. Bromine compounds processing facilities located in Israel, in the Netherlands and in China. A unique integrated phosphate value chain, from phosphate rock mines in the Negev Desert in Israel into production facilities of value-added products in Israel, Europe, US, Brazil and China. An extensive global logistics and distribution network with operations in over 30 countries and a focused and highly experienced staff which develops production processes, new applications, formulations and products for our 3 key end markets – agriculture, food and engineered materials.

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

C. Definitions

1. Subsidiary – a company over which the Company has control and the financial statements of which are fully consolidated with the Company’s statements as part of the consolidated financial statements.

2. Investee company – Subsidiaries and companies, including a partnership or joint venture, the Company’s investment in which is stated, directly or indirectly, on the equity basis.

3. Related party – Within its meaning in IAS 24 (2009), “Related Party Disclosures”.

Note 2 - Basis of Preparation of the Financial Statements

A. Statement of compliance with International Financial Reporting Standards

The consolidated financial statements have been prepared by the Group in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Boards (IASB).

The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 15, 2016.

B. Functional and presentation currency

Items included in the consolidated financial statements of the Company are measured using the currency of the primary economic environment in which the individual entity operates (“the functional currency”). The consolidated financial statements are presented in United States Dollars (“US Dollars”; $), which is the functional currency of the Company.

C. Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following assets and liabilities: derivative financial instruments, securities held for trading that are measured at fair value, non-current assets groups held-for-sale, Investments in associates and joint ventures, deferred tax assets and liabilities, provisions and assets and liabilities in respect of employee benefits.

For further information regarding the measurement of these assets and liabilities see Note 3 regarding significant accounting policies.

D. Operating cycle

The Company’s regular operating cycle is up to one year. As a result, the current assets and the current liabilities include items the realization of which is intended and anticipated to take place within one year.

E. Use of estimates and judgment

The financial statements in conformity with IFRS requires the management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management of the Company to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in the following notes:

Note 2 - Basis of Preparation of the Financial Statements (cont’d)

E. Use of estimates and judgment (cont’d)

Estimate	Principal assumptions	Possible effects	Reference
Recognition of deferred tax asset

Tax rates expected to apply when the timing differences applied to Beneficiary Enterprise are realized is based on forecasts of future revenues to be earned.

The reasonability of future revenues to be earned to use future tax benefits.

		Recognition or reversal of deferred tax asset in profit or loss.	See Note 20.

Uncertain tax positions	The extent of the certainty that the Group’s tax positions will be accepted (uncertain tax positions) and the risk of it incurring any additional tax and interest expenses. This is based on an analysis of a number of matters including interpretations of tax laws and the Group’s past experience.	Recognition of additional income tax expenses.	See Note 20.
Post-employment employee benefits	Actuarial assumptions such as the discount rate, future salary increases and the future pension increase.	An increase or decrease in the post-employment defined benefit obligation.	For information on the effect of a change in actuarial assumptions, see Note 21 regarding employee benefits.
Assessment of probability of contingent and environmental liabilities	Whether it is more likely than not that an outflow of economic resources will be required in respect of legal claims pending against the Company and its investees.	Reversal or creation of a provision for a claim.	For information on the Company’s exposure to claims, see Note 23 regarding contingent liabilities.
Recoverable amount of cash generating unit containing goodwill	The discount rate and a budgeted growth rate.	Change in impairment loss.	For information on key assumptions used to determined value in use, see Note 15 regarding impairment testing.
Assessment of the fair value of the assets and liabilities acquired in a business combination	Expected cash-flow forecasts of the acquired business, and models for calculating the fair value of the acquired items and their depreciation and amortization periods.	Impact on the balance of assets and liabilities acquired and the depreciation and amortization in the statement of income.	For information on fair value of the assets and liabilities acquired, see Note 11.
Assessment of the net realizable value of inventory	Future selling price and expected replacement price when used as the best available evidence for realizable value.	Decrease in the carrying value of the inventories and the results of operations accordingly

F. Changes in accounting policies

Improvements to IFRSs 2010-2013 and 2011-2013 projects

As part of the Improvements to IFRSs projects, the IASB published amendments to 8 IFRS. The amendment that is relevant to the Group and has an effect on the financial statements is:

An amendment to IAS 24, “Related Party Disclosures”, on definition of the term “related party”. The definition of the term was expanded so as to include entities that provide key management personnel (KMP) services to the reporting entity, directly or through another entity of the Group. Separate disclosure is to be provided of the amounts recognized as an expense in respect of the management services provided by the management entity. Nevertheless, there is no requirement to disclose the amounts paid to specific people in the management entity who provide such services.

Application of the amendment expanded the types of transactions that require providing disclosures.

Note 3 - Significant Accounting Policies

The accounting policies in accordance with IFRS are consistently applied by the Group companies for all the periods presented in these consolidated financial statements.

A. Basis for Consolidation

1. Business combinations

The Group implements the acquisition method to all business combinations. The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists when the Group is exposed, or has rights to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taken into account when assessing control.

The Group recognizes goodwill on acquisition according to the fair value of the consideration transferred including any amounts recognized in respect of non-controlling interest in the acquiree as well as the fair value at the acquisition date of any pre-existing equity right of the Group in the acquiree, less the net amount of the identifiable assets acquired and the liabilities assumed.

If the Group pays a bargain price for the acquisition (meaning including negative goodwill), it recognizes the resulting gain in profit or loss on the acquisition date. Furthermore, goodwill is not adjusted in respect of the utilization of carry-forward tax losses that existed on the date of the business combination.

The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree, the liabilities incurred by the acquirer from the previous owners of the acquiree and equity instruments that were issued by the Group. In a step acquisition, the difference between the acquisition date fair value of the Group’s pre-existing equity rights in the acquiree and the carrying amount at that date is recognized in profit or loss under other income or expenses. In addition, the consideration transferred includes the fair value of any contingent consideration.

Costs associated with the acquisition that were incurred by the acquirer in a business combination such as: finder’s fees, advisory, legal, valuation and other professional or consulting fees, other than those associated with an issue of debt or equity instruments connected to the business combination, are expensed in the period the services are received.

2. Subsidiaries

Subsidiaries are entities that are controlled by the Group. The financial statements of the subsidiaries are included in the consolidated financial statements from the date control was acquired until the date control ceases to exist. The accounting policies of subsidiaries have been changed when necessary to align them with the accounting policies adopted by the Group.

3. Non-controlling interests

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company and they include components such as: the equity component of convertible debentures of subsidiaries, share-based payments that will be settled with equity instruments of subsidiaries and share options of subsidiaries.

Measurement of non-controlling interests on the date of the business combination:

Non-controlling interests that are instruments that give rise to a present ownership interest and entitle the holder to a share of net assets in the event of liquidation (for example: ordinary shares), are measured at the date of the business combination at their proportionate interest in the identifiable assets and liabilities of the acquiree.

Allocation of profit or loss and other comprehensive income to the shareholders:

Profit or loss and any part of other comprehensive income are allocated to the owners of the Company and the non-controlling interests. Total profit or loss and other comprehensive income is allocated to the owners of the Company and the non-controlling interests even if the result is a negative balance of non-controlling interests.

Note 3 - Significant Accounting Policies (cont’d)

A. Basis for Consolidation (cont’d)

Transactions with non-controlling interests, while retaining control:

Transactions with non-controlling interests while retaining control are accounted for as equity transactions. Any difference between the consideration paid or received and the change in non-controlling interests is included in the owners’ share in equity of the Company.

The amount of the adjustment to non-controlling interests is calculated as follows:

For an increase in the holding rate, according to the proportionate share acquired from the balance of non-controlling interests in the consolidated financial statements prior to the transaction. For a decrease in the holding rate, according to the proportionate share realized by the owners of the subsidiary in the net assets of the subsidiary, including goodwill.

Furthermore, when the holding rate of the subsidiary changes, while retaining control, the Company re-attributes the accumulated amounts that were recognized in other comprehensive income to the owners of the Company and the non-controlling interests.

4. Loss of control

Upon the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary.

5. Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates and joint ventures are eliminated against the investment to the extent of the Group’s interest in these investments. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

6. Investment in associates and joint ventures (equity accounted investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20% and 50% of another entity. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Joint ventures are joint arrangements in which the Group has rights to the net assets of the arrangement.

Associates and joint ventures are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The cost of the investment includes transaction costs. Transaction costs that are directly attributable to an expected acquisition of an associate or joint ventures are recognized as an asset as part of the item of deferred expenses in the statement of financial position. These costs are added to the cost of the investment on the acquisition date. The consolidated financial statements include the Group’s share of the income and expenses in profit or loss and of other comprehensive income of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases.

7. Loss of significant influence or joint control

The Group discontinues applying the equity method from the date it loses significant influence in an associate or joint control in a joint venture and it accounts for the retained investment as a financial asset or subsidiary, as relevant.

On the date of losing significant influence, the Group measures at fair value any retained interest it has in the former associate or joint venture. The Company recognizes in profit or loss under other income or expenses any difference between the sum of the fair value of the retained interest and any proceeds received from the partial disposal of the investment in the associate or joint ventures, and the carrying amount of the investment on that date.

Note 3 - Significant Accounting Policies (cont’d)

A. Basis for Consolidation (cont’d)

The amounts recognized in equity through other comprehensive income with respect to the same associate or joint ventures are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the associate or joint venture had itself realized the same assets or liabilities.

B. Foreign Currency

1. Transactions in foreign currency

Transactions in foreign currency are translated into the functional currency of the Company and each of its subsidiaries based on the exchange rate in effect on the dates of the transactions. Monetary assets and liabilities denominated in foreign currency on the report date are translated into the functional currency of the Company and each of its subsidiaries based on the exchange rate in effect on that date. Exchange rate differences in respect of monetary items are the difference between the net book value in the functional currency at the beginning of the year plus the payments during the year and the net book value in foreign currency translated based on the rate of exchange at the end of the year. Exchange rate differences deriving from translation into the functional currency are recognized in the statement of income. Non-monetary items denominated in foreign currency and measured in terms of historical cost are translated using the exchange rate in effect on the date of the transaction.

2. Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income and are presented in equity in the foreign currency translation reserve (hereinafter – “translation reserve”).

When the foreign operation is a non-wholly-owned subsidiary of the Company, then the relevant proportionate share of the foreign operation translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as a part of the gain or loss on disposal.

Furthermore, when the Group’s interest in a subsidiary that includes a foreign operation changes, while retaining control in the subsidiary, a proportionate part of the cumulative amount of the translation difference that was recognized in other comprehensive income is reattributed to non-controlling interests.

When the Group disposes of only part of its investment in an associate or joint venture that includes a foreign operation, while retaining significant influence or joint control, the proportionate part of the cumulative amount of the translation difference is reclassified to profit or loss.

Generally, foreign currency differences from a monetary item receivable from or payable to a foreign operation, including foreign operations that are subsidiaries, are recognized in profit or loss in the consolidated financial statements. Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to part of a net investment in a foreign operation and are recognized in other comprehensive income, and are presented within equity in the translation reserve.

C. Financial Instruments

1. Non-derivative financial assets

Initial recognition of financial assets:

The Group initially recognizes loans and receivables and deposits on the date that they are created. All other financial assets acquired in a regular way purchase, including assets designated at fair value through profit or loss, are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument, meaning on the date the Group undertook to purchase or sell the asset. Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, including service concession receivables and cash and cash equivalents.

Note 3 - Significant Accounting Policies (cont’d)

C. Financial Instruments (cont’d)

Derecognition of financial assets:

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Regular way sales of financial assets are recognized on the trade date, meaning on the date the Company undertook to sell the asset.

The Group classifies its financial assets according to the following categories:

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is designated as such upon initial recognition. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Financial assets designated at fair value through profit or loss include equity investments that otherwise would have been classified as available for sale.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Cash and cash equivalents

Cash and cash equivalents include cash balances available for immediate use and call deposits. Cash equivalents include short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale. The Group’s investments in certain equity securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, and foreign currency differences, are recognized directly in other comprehensive income and presented within equity in a reserve for financial assets classified as available-for-sale. A dividend received in respect of available-for-sale financial assets is recognized in profit or loss on the date the entity’s right to receive the dividend is established. When an investment is derecognized, the cumulative gain or loss in the reserve for available-for-sale financial assets is transferred to profit or loss.

2. Non-derivative financial Liabilities

Non-derivative financial liabilities include bank overdrafts, loans and borrowings from banks and others, marketable debt instruments, finance lease liabilities, and trade and other payables.

Initial recognition of financial liabilities:

The Group initially recognizes debt securities issued on the date that they originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities (other than financial liabilities at fair value through profit or loss) are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Financial liabilities are designated at fair value through profit or loss if the Group manages such liabilities and their performance is assessed based on their fair value in accordance with the Group’s documented risk management strategy, providing that the designation is intended to prevent an accounting mismatch, or the liability is a combined instrument including an embedded derivative.

Note 3 - Significant Accounting Policies (cont’d)

C. Financial Instruments (cont’d)

Derecognition of financial liabilities:

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

Change in terms of debt instruments:

An exchange of debt instruments having substantially different terms, between an existing borrower and lender is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. Furthermore, a substantial modification of the terms of the existing financial liability or part of it, is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

In such cases the entire difference between the amortized cost of the original financial liability and the fair value of the new financial liability is recognized in profit or loss as financing income or expense.

The terms are substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability.

In addition to the aforesaid quantitative criterion, the Group examines, inter alia, whether there have also been changes in various economic parameters inherent in the exchanged debt instruments, therefore as a rule, exchanges of CPI-linked debt instruments with unlinked instruments are considered exchanges with substantially different terms even if they do not meet the aforementioned quantitative criterion.

Offset of financial instruments:

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

3. Derivative financial instruments

The Group holds derivative financial instruments for the purpose of economic (non-accounting) hedging against foreign currency risks, risks with respect to commodity prices, marine shipping prices, and interest risks. In addition, for purposes of an accounting hedge, the Company held derivative financial instruments for hedging the exposure to changes in the cash flows of an undertaking for construction of a new cogeneration power plant in Sodom. On the commencement date of the accounting hedge, the Group formally documented the hedge ratio between the hedging instrument and the hedged item, including the risk management target and the Group’s strategy with respect to execution of the hedge, as well as the manner in which the Group estimates the effectiveness of the hedge ratio.

Derivatives are recognized according to fair value and the attributable transaction costs are recorded in the statement of income as incurred. Changes in the fair value of the derivatives are recorded in the statement of income, except for derivatives used to hedge cash flows, as detailed below.

Cash flow hedges

Changes in the fair value of derivatives used to hedge cash flows, in respect of the effective portion of the hedge, were recorded through other comprehensive income directly in a capital reserve. With respect to the non-effective part, changes in the fair value were recognized in the statement of income. The amount accumulated in the capital reserve was reclassified and included in the statement of income in the same period as the hedged cash flows affected profit or loss under the same line item in the statement of income as the hedged item.

Note 3 - Significant Accounting Policies (cont’d)

C. Financial Instruments (cont’d)

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

4. CPI-linked assets and liabilities not measured at fair value

The carrying amount of index-linked financial assets and liabilities, which are not measured at fair value, are revalued every period in accordance with the actual rate of increase/ decrease in the CPI.

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

Spare parts for facilities are valued at cost determined based on the moving average method, after recording a write down in respect of obsolescence. The portion designated for current consumption is presented in the “inventories” category in the current assets section.

Where significant parts of an item of property, plant and equipment (including costs of major periodic inspections) have different life expectancies, they are treated as separate items (significant components) of the property, plant and equipment.

Changes in a commitment to dismantle and remove items and to restore their location, except for changes stemming from the passage of time, are added to or deducted from the cost of the asset in the period in which they occur. The amount deducted from the cost of the asset does not exceed its book value. Gains and losses on disposal of a property, plant or equipment item are determined by comparing the proceeds from disposal with the carrying amount of the asset, and are recognized net in the income statement in the “other income” or “other expenses” category, as applicable.

2. Subsequent costs (costs incurred after the initial recognition date)

The cost of replacing part of an item of property, plant and equipment and other subsequent costs are recognized as part of the book value of the item if it is expected that the future economic benefit inherent therein will flow to the Group and that its cost can be reliably measured. The book value of the part that was replaced is derecognized. Routine maintenance costs are charged to the statement of income as incurred.

Note 3 - Significant Accounting Policies (cont’d)

D. Property, plant and equipment (cont’d)

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

The estimated useful life for the current period and comparative periods is as follows:

In Years
Land development, roads and structures	15–30
Facilities, machinery and equipment(1)	8–25
Dams and ponds(2)	20–40
Heavy mechanical equipment, train cars and tanks	5–15
Office furniture and equipment, motor vehicles, computer equipment and other	3–10

(1)	Mainly 25 years

(2)	Mainly 40 years

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

E. Intangible Assets

1. Goodwill

Goodwill is recorded as a result of acquisition of subsidiaries. Acquisition of non controlling interests are transactions with shareholders and goodwill is not recognized on such acquisitions.

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

Development expenditures are recorded as intangible asset only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group has the intention and sufficient resources to complete development and to use or sell the asset. Other development expenditures costs are recognized in profit or loss as incurred. Subsequent to initial recognition, development expenditures are measured at cost less accumulated amortization and any accumulated impairment loss.

4. Other intangible assets

Other intangible assets purchased by the Group, with a defined useful life, are measured according to cost less amortization and accumulated losses from impairment.

Note 3 - Significant Accounting Policies (cont’d)

E. Intangible Assets (cont’d)

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

The estimated useful life for the current period and comparative periods is as follows:

In Years
Concessions – over the balance of the concession granted to the companies
Software costs	3–10
Trademarks	15–20
Customer relationships	15–25
Agreements with suppliers and non-competition agreement	10-15
Patents	7–20

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

Note 3 - Significant Accounting Policies (cont’d)

G. Inventories (cont’d)

The cost of the inventories of raw and auxiliary materials, maintenance materials, finished goods and goods in process, is determined mainly according to the “moving average” method.

If the benefit from stripping costs (costs of removing waste produced as part of a mine’s mining activities during its production stage) is realized in the form of inventories, the Company accounts for these stripping costs as inventories. In a case where the benefit is improved access to the quarry, the Company recognizes the costs as a non-current addition to the asset, provided the criteria presented in IFRIC 20 are met.

Inventories which are expected to be sold in a period of more than 12 months from the reporting date are presented as non-current inventories, as part of non-current assets.

H. Capitalization of Borrowing Costs

Specific borrowing costs are capitalized to qualifying assets (assets that require a significant period of time to prepare them for their intended use or sale) during the period required for their completion and establishment until the time when they are ready for their intended use. Non-specific borrowing costs are capitalized to the investment in qualifying assets using an interest rate that is the weighted-average of the interest rates in respect of those credit sources that were not capitalized specifically. Other borrowing costs are charged to the statement of income as incurred. Income earned on the temporary investment of specific credit received for investing in a qualifying asset is deducted from the borrowing costs eligible for capitalization.

I. Impairment

1. Financial assets

An impairment of a financial asset not carried at fair value through profit or loss, is examined when there is objective evidence that one or more events have occurred that may have had a negative impact on the estimate of the future cash flows from the asset.

Objective evidence that financial assets have been impaired can include a contractual default by a debtor, restructuring of an amount due to the Group on terms that the Group would not otherwise consider, indications that a debtor or issuer will enter into bankruptcy, or the disappearance of an active market for a security.

When testing for impairment available-for-sale financial assets that are equity instruments, the Group also examines the difference between the fair value of the asset and its original cost while taking into consideration the standard deviation of the instrument’s price, the length of time the fair value of the asset is lower than its original cost and changes in the technological, economic or legal environment or in the market environment in which the issuer of the instrument operates. In addition, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

The Group examines evidence of impairment for receivables and loans on a specific basis.

The loss from impairment in the value of a financial asset measured according to amortized cost is calculated as the difference between the book value of the asset and the present value of the estimated future cash flows, discounted using the original effective interest rate. Losses are recognized in profit or loss and reflected in a provision for loss against the balance of the financial asset measured at amortized cost.

Impairment losses on available-for-sale financial assets are recognized by transferring the cumulative loss that has been recognized in a capital reserve to profit or loss. The cumulative loss that is classified from other comprehensive income to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in profit or loss. Changes in impairment provisions attributable to application of the effective interest method are reflected in the item of financing income.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized (such as repayment by the debtor). For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in other comprehensive income.

Note 3 - Significant Accounting Policies (cont’d)

I. Impairment (cont’d)

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

The recoverable amount of an asset or a cash-producing unit is the higher of its value in use or the net selling price (fair value less cost of disposal). When determining the value in use the Group discounts the anticipated future cash flows according to a discount rate that reflects the evaluations of the market’s participants regarding the time value of money and the specific risks relating to the asset or to a cash-producing unit.

For purposes of testing impairment in value, the assets are grouped together into the smallest group of assets that yields cash flows from continuing use, which is essentially independent of the other assets and other groups (“cash generating unit”).

Subject to an operating segment ceiling test (before the aggregation of similar segments), for the purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the level at which goodwill is monitored for internal reporting purposes.

Assets of the Company’s headquarters – assets of the Company’s headquarters do not produce separate cash flows and they serve more than one cash-producing unit. Certain assets of the Company’s headquarters are allocated to cash-producing units on a reasonable and consistent basis and are examined for impairment as part of examination of impairment of the cash-producing units to which they are allocated.

An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the cash-generating unit on a pro rata basis.

An impairment loss is allocated between the owners of the Company and the non-controlling interests on the same basis that the profit or loss is allocated. Nevertheless, if an impairment loss allocated to non-controlling interests relates to goodwill that was not recognized in the consolidated financial statements, the said impairment is not recognized as an impairment loss on goodwill. In such cases, only an impairment loss relating to goodwill that was allocated to the owners of the Company is recognized as an impairment loss on goodwill.

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

3. Investments in associates and joint ventures

An investment in an associate or joint ventures is tested for impairment when objective evidence indicates there has been impairment.

Goodwill that forms part of the carrying amount of an investment in an associate or joint ventures is not recognized separately, and therefore is not tested for impairment separately.

Note 3 - Significant Accounting Policies (cont’d)

I. Impairment (cont’d)

If objective evidence indicates that the value of the investment may have been impaired, the Group estimates the recoverable amount of the investment, which is the greater of its value in use and its net selling price. In assessing value in use of an investment in an associate or joint ventures, the Group either estimates its share of the present value of estimated future cash flows that are expected to be generated by the associate or joint ventures, including cash flows from operations of the associate or joint ventures and the consideration from the final disposal of the investment, or estimates the present value of the estimated future cash flows that are expected to be derived from dividends that will be received and from the final disposal.

An impairment loss is recognized when the carrying amount of the investment, after applying the equity method, exceeds its recoverable amount, and it is recognized in profit or loss under other expenses. An impairment loss is not allocated to any asset, including goodwill that forms part of the carrying amount of the investment in the associate or in the joint ventures.

An impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of the investment after the impairment loss was recognized, and only to the extent that the investment’s carrying amount, after the reversal of the impairment loss, does not exceed the carrying amount of the investment that would have been determined by the equity method if no impairment loss had been recognized.

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

Note 3 - Significant Accounting Policies (cont’d)

J. Employee Benefits (cont’d)

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

5. Short-term benefits

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

Classification of employee benefits as a short term employee benefit or a long term employee benefit (for measurement purposes) is determined based on the Group’s expectation with respect to full utilization of the benefits and not based on the date on which the employee is entitled to utilize the benefit.

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

Note 3 - Significant Accounting Policies (cont’d)

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

The Group recognizes a reimbursement asset if, and only if, it is virtually certain that the reimbursement will be received if the Company settles the obligation. The amount recognized in respect of the reimbursement does not exceed the amount of the provision.

1. Warranty

A provision for warranty is recognized when the products or services, in respect of which the warranty is provided, are sold or performed. The provision is based on historical data and on a weighting of all possible outcomes according to their probability of occurrence.

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

3. Legal claims

A provision for legal claims is recognized when the Group has a present legal or constructive obligation as a result of an event that occurred in the past, if it is more likely than not that an outflow of economic resources will be required to settle the obligation and it can be reliably estimated. Where the time value is significant, the provision is measured based on its present value.

L. Revenue Recognition

Sale of goods

Revenue from the sale of goods in the ordinary course of business is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. When the credit period is short and constitutes the accepted credit in the industry, the future consideration is not discounted.

Revenue is recognized when persuasive evidence exists (usually in the form of an executed sales agreement) that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized.

M. Treasury stock

Where share capital recognized as equity has been reacquired by the Group, the amount of the consideration paid including direct expenses, is deducted from equity. The reacquired shares are classified as treasury shares and are presented as a deduction from equity.

Note 3 - Significant Accounting Policies (cont’d)

N. Financing Income and Expenses

Financing income includes income from interest on amounts invested, gains from exchange rate differences, gains from derivative financial instruments recognized in the statement of income, and gains from available-for-sale financial assets. Interest income is recognized as accrued, using the effective interest method.

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

O. Taxes on Income

Taxes on income include current and deferred taxes. Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to a business combination, or are recognized directly in equity or in other comprehensive income to the extent they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Current taxes also include taxes in respect of prior years and any tax arising from dividends. Current tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and there is intent to settle current tax liabilities and assets on a net basis or the tax assets and liabilities will be realized simultaneously.

Recognition of deferred taxes is according to the balance sheet approach, relating to temporary differences between the book values of the assets and liabilities for purposes of financial reporting and their value for tax purposes. The Company does not recognize deferred taxes for the following temporary differences: initial recognition of goodwill, initial recognition of assets and liabilities for transactions that do not constitute a business combination and do not impact the accounting income and the income for tax purposes, as well as differences deriving from investments in subsidiaries, investee companies and associated companies that are presented according to equity method, if it is not expected that they will reverse in the foreseeable future and if the Group controls the date the provision will reverse, whether via sale or distribution of a dividend. The deferred taxes are measured according to the tax rates expected to apply to the temporary differences at the time they are realized, on the basis of the law that was finally legislated or effectively legislated as at the date of the report. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle deferred tax liabilities and assets on a net basis or their deferred tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized in the books when it is expected that in the future there will be taxable income against which the temporary differences can be utilized. Deferred tax assets are examined at each reporting date, and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred taxes that were not recognized are re-evaluated at every reporting date and are recognized if the expectation has changed such that it is expected that in the future there will be taxable income against which it will be possible to utilize them.

Note 3 - Significant Accounting Policies (cont’d)

O. Taxes on Income (cont’d)

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

P. Earnings per share

The Group presents basic and diluted earnings per share data for its ordinary share capital. The basic earnings per share are calculated by dividing the income or loss attributable to the holders of the Company’s ordinary shares by the weighted-average number of ordinary shares outstanding during the year, after adjustment in respect of treasury shares. The diluted earnings per share are determined by adjusting the income or loss attributable to the holders of the Company’s ordinary shares and the weighted-average number of ordinary shares outstanding for the effect of restricted shares and options for shares granted to employees.

Q. Non-current assets and disposal groups held for sale

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

Any impairment loss on a disposal group is initially allocated to goodwill, and then to remaining assets and liabilities on pro rata basis, except that no loss is allocated to assets that are not in the scope of the measurement requirements of IFRS 5 such as: inventories, financial assets, deferred tax assets and employee benefit assets, which continue to be measured in accordance with the Group’s accounting policies. Impairment losses recognized on initial classification as held for sale, and subsequent gains or losses on remeasurement, are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

In subsequent periods, depreciable assets classified as held for sale or distribution are not depreciated on a periodic basis.

R. New Standards and Interpretations not yet Adopted

IFRS 15, Revenue from Contracts with Customers

IFRS 15 replaces the current guidance regarding recognition of revenues and presents a new model for recognizing revenue from contracts with customers. IFRS 15 provides two approaches for recognizing revenue: at a point in time or over time. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount. Furthermore, IFRS 15 provides new and more extensive disclosure requirements than those that exist under current guidance. IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 and earlier application is permitted. The Company is examining the effects of IFRS 15 on the financial statements.

IFRS 16, Leases

The standard replaces International Accounting Standard 17 – Leases (IAS 17) and its related interpretations. The standard’s instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. Similarly, the standard determines new and expanded disclosure requirements from those required at present.

Note 3 - Significant Accounting Policies (cont’d)

R. New Standards and Interpretations not yet Adopted (cont’d)

The standard will become effective for annual periods as of January 1, 2019, with the possibility of early adoption, so long as the company has also early adopted IFRS 15 – Revenue from contracts with customers. The standard includes a number of alternatives for the implementation of transitional provisions, so that companies can choose one of the following alternatives at the implementation date: full retrospective implementation or implementation from the effective date while adjusting the balance of retained earnings at that date. The Company is examining the effects of IFRS 16 on the financial statements.

IFRS 9 (2014), Financial Instruments

The Standard includes revised guidance regarding the classification and measurement of financial instruments, and a new model for measuring impairment of financial assets.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted. The Standard is to be applied retrospectively with some exemptions. The Company is examining the effects of IFRS 9 on the financial statements.

Amendment to IAS 19, Employee Benefits

The amendment clarifies that the high quality corporate debentures or government debentures used in estimating the discount rate should be denominated in the same currency as the benefits to be paid. Therefore, the market of high quality corporate debentures should be assessed at currency level and not at country level. The amendments are applicable retrospectively for annual periods beginning on or after January 1, 2016 with earlier application being permitted. The Company is examining the effects of the Amendment to IAS 19 on the financial statements.

S. Indices and exchange rates

Balances in or linked to foreign currency are included in the financial statements at the representative exchange rate on the date of the report. Balances linked to the Consumer Price Index (hereinafter – “the CPI”) are included on the basis of the index relating to each linked asset or liability.

Note 4 - Determination of Fair Values

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

A. Property, plant and equipment

The fair value of property, plant and equipment recognized in a business combination is based on the cost model or on the market value model. According to the cost model, the fair value of the property, plant and equipment is based on the depreciated replacement price of the item measured. The depreciated replacement price takes into account adjustments in respect of physical wear and tear and obsolescence of the property, plant and equipment item. According to the market value model, the fair value is based on the selling price determined in sale transactions of similar assets, while making adjustments to the asset items sold and the asset item acquired in the business combination.

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

Note 4 - Determination of Fair Values (cont’d)

B. Intangible assets (cont’d)

The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

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

D. Investments in securities

The fair value of financial assets classified as available-for-sale and as held-for-trading is determined based on their market price at date of the report. If the asset or liability measured at fair value has a bid price and an ask price, the price in the range between them that best reflects fair value under the circumstances will be used for measuring fair value.

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

The fair value of marketable debentures is determined based on the stock market prices as at the date of the report. The fair value of the non-marketable debentures is calculated based on the present value of future cash flows in respect of the principal and interest components, discounted at the market rate of interest as at the reporting date.

G. Share-based compensation

The fair value of employee share options and share appreciation rights is measured using the Black and Scholes model or a binomial model, in accordance with the plan (see Note 24). The model’s assumptions include the share price on the measurement date, exercise price of the instrument, expected volatility (based on the weighted-average historic volatility), the weighted-average expected life of the instruments (based on historical experience and general option-holder behavior), expected dividends, and the risk-free interest rate (based on government debentures).

Note 5 - Operating Segments

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

In addition, ICL Fertilizers mines and processes phosphate rock in open mines in the south of Israel, and produces sulfuric acid in Israel, agricultural phosphoric acid, phosphate fertilizers, compound fertilizers, based mainly on potash and phosphate, liquid fertilizers and soluble fertilizers. ICL Fertilizers also manufactures compound fertilizers in the Netherlands, Germany and Belgium, liquid fertilizers and soluble fertilizers in Spain, slow-release fertilizers and controlled-release fertilizers in the Netherlands and in the United States, and phosphate-based food additives for livestock, in Turkey and in Israel.

ICL Fertilizers markets its products worldwide, mainly in Europe, Brazil, India, China and Israel. The activities of ICL Fertilizers also include the activities of Mifalei Tovala Ltd., which is engaged in the transportation of cargo, mainly of ICL companies in Israel, since a large part of the Company’s activities consists of bulk transport of cargo of the ICL Fertilizers segment.

ICL Industrial Products – ICL Industrial Products produces bromine out of a solution that is created as a by-product of the potash production process in Sodom, Israel, as well as bromine-based compounds. ICL Industrial Products uses most of the bromine it produces for self production of bromine compounds at production sites in Israel, the Netherlands and China. In addition, ICL Industrial Products extracts salt, magnesia and chlorine from Dead Sea brine, and produces chlorine-based products in Israel and the United States. In addition, ICL Industrial Products engages in the production and marketing of flame retardants and additional phosphorus-based products.

ICL Performance Products – ICL Performance Products cleans some of the agricultural phosphoric acid manufactured by ICL Fertilizers, purchases clean phosphoric acid from other sources and also manufactures thermal phosphoric acid. The clean phosphoric acid and the thermal phosphoric acid are used to manufacture downstream products with high added value, phosphate salts, which are also used as a raw material for manufacturing, food additives, hygiene products and flame-retardants and fire extinguishment products. ICL Performance Products also manufactures phosphorous derivatives based on phosphorous acquired from outside sources and manufactures specialty products, based on aluminum acids (hereinafter – “Aluminia”) and other raw materials. The manufacturing of ICL’s performance products is mostly carried out at production sites in Europe, (particularly in Germany), the United States, Brazil, Israel, China, Mexico and other countries.

In addition to the segments described above, ICL has other operations, including production and marketing of pure magnesium as well as magnesium alloys.

2. Segment Capital investment

Segment capital investments for each of the reporting periods include property, plant and equipment and intangible assets acquired as part of business combinations.

3. Inter–segment transfers

Segment revenues, segment expenses and segment results include transfers between business segments and between geographical segments. Such transfers are accounted for at arm’s length, representing prices charged to external customers for similar goods. These transfers are eliminated as part of consolidation of the statements.

Note 5 - Operating Segments (cont’d)

B. Operating segment data

	Fertilizers				Industrial	Performance	Other
	Potash	Phosphate	Eliminations	Total	products	products	activities	Eliminations	Consolidated
	$ millions

Year 2015
Sales to external parties	1,292	1,534	—	2,826	1,098	1,388	93	—	5,405
Inter-segment sales	158	169	(86)	241	17	84	26	(368)	—
Total sales	1,450	1,703	(86)	3,067	1,115	1,472	119	(368)	5,405
Operating income (loss) attributed to segment	375	154	—	529	(24)	319	(48)		776
Expenses not allocated to segments and intercompany eliminations									(11)
Operating income									765
Financing expenses									(160)
Financing income									52
Share in earning of equity-accounted investee									11
Income before taxes on income									668
Capital expenditures	460	426	—	886	50	221	10	(7)	1,160
Capital expenditures not allocated									110
Total capital expenditures									1,270
Depreciation and amortization	104	138	—	242	102	78	7	—	429
Depreciation and amortization not allocated									1
Total depreciation and amortization									430

Note 5 - Operating Segments (cont’d)

B. Operating segment data (cont’d)

	Fertilizers				Industrial	Performance	Other
	Potash	Phosphate	Eliminations	Total	products	products	activities	Eliminations	Consolidated
	$ millions
Year 2014
Sales to external parties	1,620	1,522	—	3,142	1,317	1,533	119	—	6,111
Inter-segment sales	196	156	(93)	259	20	81	29	(389)	—
Total sales	1,816	1,678	(93)	3,401	1,337	1,614	148	(389)	6,111
Operating income (loss) attributed to segment	536	133	1	670	(62)	197	(9)		796
Expenses not allocated to segments and intercompany eliminations									(38)
Operating income									758
Financing expenses									(279)
Financing income									122
Share in earning of equity-accounted investee									31
Income before taxes on income									632
Capital expenditures	457	153	—	610	108	203	8	—	929
Capital expenditures not allocated									29
Total capital expenditures									958
Depreciation and amortization	103	122	—	225	123	71	7	—	426
Depreciation and amortization not allocated									1
Total depreciation and amortization									427

Note 5 - Operating Segments (cont’d)

B. Operating segment data (cont’d)

	Fertilizers				Industrial	Performance	Other
	Potash	Phosphate	Eliminations	Total	products	products	activities	Eliminations	Consolidated
	$ millions
Year 2013
Sales to external parties	1,797	1,584	—	3,381	1,277	1,497	117	—	6,272
Inter-segment sales	230	170	(126)	274	20	78	38	(410)	—
Total sales	2,027	1,754	(126)	3,655	1,297	1,575	155	(410)	6,272
Operating income (loss) attributed to segment	740	79	1	820	115	196	(16)		1,115
Expenses not allocated to segments and intercompany eliminations									(14)
Operating income									1,101
Financing expenses									(158)
Financing income									132
Share in earning of equity-accounted investee									26
Income before taxes on income									1,101
Capital expenditures	552	142	—	694	141	93	9	—	937
Capital expenditures not allocated									10
Total capital expenditures									947
Depreciation and amortization	100	118	—	218	75	47	6	—	346
Depreciation and amortization not allocated									2
Total depreciation and amortization									348

Note 5 - Operating Segments (cont’d)

C. Information on geographical segments

Following is data regarding the distribution of the Group sales by geographical location of the customer:

	2015		2014		2013
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
USA	1,176	22	1,299	21	1,121	18
China	550	10	525	9	527	8
Brazil	506	9	516	8	690	11
Germany	487	9	531	9	491	8
United Kingdom	303	6	335	5	359	6
France	295	6	364	6	370	6
Spain	285	5	342	6	332	5
Israel	240	4	284	5	319	5
India	206	4	272	4	364	6
All other	1,357	25	1,643	27	1,699	27
Total	5,405	100	6,111	100	6,272	100

Following is data regarding the distribution of the Group’s sales by geographical location of the assets:

	For the year ended December 31
	2015	2014	2013
	$ millions
Israel	2,427	2,958	3,095
Europe	2,296	2,692	2,716
North America	1,148	1,107	1,099
Others	503	407	382
	6,374	7,164	7,292
Intercompany transactions	(969)	(1,053)	(1,020)
	5,405	6,111	6,272

Following is data regarding the operating income by geographical location of the assets from which the income was produced:

	For the year ended December 31
	2015	2014	2013
	$ millions
Israel	376	528	711
Europe	255	130	299
North America	88	71	116
Others	59	68	35
Eliminations	(13)	(39)	(60)
Total	765	758	1,101

Following is data reflecting the carrying value of allocated segmental assets and allocated segmental additions to property, plant and equipment and intangible assets by the geographical location of the assets:

	Carrying value of assets as at December 31			Additions to property, plant and equipment, and intangible assets for the year ended December 31
	2015	2014	2013	2015	2014	2013
	$ millions			$ millions
Israel	4,672	4,482	4,159	319	543	671
Europe	2,103	2,188	2,240	285	249	236
Asia	975	239	227	330	9	6
North America	889	931	922	25	22	20

Others	328	217	82	201	106	4
Eliminations	(571)	(481)	(413)	—	—	—
Total	8,396	7,576	7,217	1,160	929	937

Note 5 - Operating Segments (cont’d)

D. Sales by Main Business Lines

Set forth below is additional information regarding sales of the Company’s main business lines (before offset of intersegment sales):

Potash – potash is the common name for potassium chloride, which is a widely used source for potassium, one of the major nutrients essential for plant development, which helps to protect plants from diseases and pests, to adjust to dynamic weather conditions, regulates the water in a plant, strengthens stalks, and encourages plants to absorb more nutrients. ICL sells potash as a fertilizer for direct application and to manufacturers of compound fertilizers. In addition, ICL uses potash for its own production of compound fertilizers, mainly phosphate-based and potash-based.

Phosphate – phosphorous is also one of the three major nutrients essential for plant development and directly contributes to a wide range of physiological plant processes, including production of sugars (including starch), photosynthesis and energy transfer. Phosphate is found in phosphate rock. The ICL phosphate business’ main products are: phosphate rock, phosphoric acid and fertilizers.

Specialty Fertilizers (SF) – specialty fertilizers are concentrated fertilizers with high efficiency, allowing a more precise delivery of the essential nutrients for plant development (phosphorous, potassium and nitrogen). ICL Specialty Fertilizers supplies superior-quality, cost-effective products that help growers achieve higher yields and better quality, in spite of scarce water and limited arable land. These fertilizers include: controlled release fertilizers (CRF), slow release fertilizers (SRF), soluble fertilizers, liquid fertilizers and peat used as a growing bed for various crops, usually containing CRF and crop-protection products.

Flame Retardants – bromine, phosphorous or magnesia-based chemical compounds are used worldwide in electronic, vehicle, construction and textile products and act mainly to reduce the danger of ignition of a fire or to thwart the spreading of a fire in products wherein they serve as a raw material.

Industrial Solutions – this business line produces and supplies elemental bromine for a variety of uses in the chemical industry, as well as bromine and phosphorous compounds used in a number of different industries globally, such as the rubber industry, the pharmaceutical and agronomic industry, polyester fibers (in the production of fabrics and plastic bottles), and clear brine fluids used for balancing pressure in oil and gas drillings. This business line also includes bromine-based biocides used for industrial water treatment, pure potash and Dead Sea minerals for various food, pharma and industrial applications, magnesia products used for the paper industry, detergents and oil additives, catalysts and stabilizers.

Advanced Additives – this business line supplies mainly phosphoric acid, which is used as a raw material in the metals treatment, paints and coatings and detergents industries. In addition, the unit supplies P2S5, a primary ingredient in lubricating oil additives and insecticides, as well as fire retardant products used mainly to fight forest fires.

Food Specialties – ICL Food Specialties is a leader in creative food ingredients and phosphate additives which provide texture and stability solutions to the processed meat, fish, dairy, baked goods and processed foods markets.

	2015		2014		2013
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Potash	1,450	27	1,816	30	2,027	32
Phosphate	1,079	20	979	16	1,035	16
Advanced Additives	780	14	653	11	662	11
Specialty Fertilizers	693	13	770	12	794	13
Industrial Solutions	671	13	786	13	761	12
Food Specialties	614	11	525	8	494	8
Flame Retardants	366	7	470	8	460	7
All other and setoffs	(248)	(5)	112	2	39	1
Total	5,405	100	6,111	100	6,272	100

Note 6 – Short-Term Investments, Deposits and Loans

	As at December 31
	2015	2014
	$ millions
Trading securities	26	45
Deposits in banks and financial institutions and short-term loans	60	70
Current maturities of long-term deposits	1	1
	87	116

Note 7 - Trade Receivables

	As at December 31
	2015	2014
	$ millions
Open accounts	1,093	1,047
Less – allowance for doubtful debts	11	8
	1,082	1,039

Note 8 - Other Receivables, including Derivative Instruments

	As at December 31
	2015	2014
	$ millions
Israeli government institutions	34	29
Non-Israeli government institutions	31	35
Prepaid expenses	31	24
Advances to suppliers	17	5
Derivatives	9	15
Reimbursement asset	32	-
Other	53	47
	207	155

Note 9 – Inventories

	As at December 31
	2015	2014
	$ millions
Finished products	824	847
Work in progress	299	202
Raw materials and supplies	235	217
Spare parts and maintenance supplies	128	126
	1,486		1,392
Less – non-current inventories (presented in non-current assets)	122	(*)	57
	1,364		1,335

(*)	The increase in the non-current inventories is mainly due to the establishment of a joint venture (“YPH JV”). See Note 10 for additional details.

Note 10 - Investments in Subsidiaries and Investee Companies

A. Acquisition of subsidiaries

Establishment of joint venture (“YPH JV”)

In December 2014, ICL signed a strategic partnership agreement with Yunnan Phosphate Chemicals Group Corporation Ltd. (“YTH”), China’s second largest chemicals manufacturer and the third largest phosphate producer in the world, which is traded on the Shanghai stock exchange. The agreement established operation of a 50/50 joint venture company (“YPH JV”), controlled by ICL, having a fully backward integrated phosphate business with a world-scale phosphate rock mine and other downstream operations. For purposes of strengthening the strategic partnership between ICL and YTH, and to create added value for their shareholders, ICL also committed in the agreement to acquire a strategic holding in YTH by means of investing in newly issued shares, such that after the issuance, ICL will hold 15% of YTH’s total issued share capital on a fully diluted basis.

Based on the agreement, ICL controls YPH JV mainly in light of its power to direct the relevant activities, which significantly affects YPH JV’s returns and as a result ICL consolidates YPH JV’s financial information commencing from the closing date (see below).

The transaction is expected to transform ICL into the world’s leading specialty phosphate player. YPH JV is also targeted to improve the cost competitiveness of ICL’s phosphate operations by providing ICL access to a low-cost phosphate rock operation with extensive reserves, as well as to low-cost phosphoric acid.

On October 12, 2015, the Company completed the establishment of YPH JV. The closing occurred following fulfillment of the closing conditions to the parties’ satisfaction, including all necessary approvals and ICL’s net payment of approximately $172 million in consideration of its share of YPH JV. ICL’s 15% investment in YTH (which was initially a closing condition) has been preliminarily approved by the PRC Ministry of Commerce and was pending final approval by the China Securities Regulatory Commission (CSRC).

The information relating to revenues and profits of YPH JV for the entire current reporting period was not disclosed due to impracticability.

Following the approval from the China Securities Regulatory Commission, On January 16, 2016, the Company completed its investment in 15% of the issued and outstanding share capital on a fully diluted basis of YTH against payment of about US$250 million based on the agreed share price of 8.24 CNY which was determined on December 2014. The share price at the closing date was 9.10 CNY per share. The new shares will be subject to a three-year lock up period as required under the PRC law. This investment will be classified as an “available for sale financial asset”, meaning that the investment will be measured at fair value, and in subsequent periods, fair value updates, other than impairment losses, will be recognized directly in other comprehensive income and presented within equity in a reserve for financial assets classified as available-for-sale. In light of the lock up period mentioned above, the Company is examining the need for a discount to the fair value as at the initial recognition and its impact, if any, on the measurement thereof.

Identifiable assets acquired and liabilities assumed

Identifiable assets	$ millions
Cash and cash equivalents	9
Short-term investments and deposits	4
Rights over leases	93
Trade and other receivables	76
Inventory	171
Intangible assets	119
Property, Plant and Equipment	199
Trade and other payables	(109)
Short-term loans and credits	(229)
Deferred tax assets	4
Other long-term liabilities	(9)
Net identifiable assets	328

A. Acquisition of subsidiaries (cont’d)

As at the date of the report, the Company is still in the process of finalizing YPH JV’s Purchase Price Allocation (PPA).

Measurement of fair value

Presented hereunder is information regarding the techniques the Group used to measure the fair value of the assets and liabilities recognized as a result of the business combination:

Buildings and Structures and Machinery and Equipment

DRC Method under the cost approach - the principle behind the DRC Method is that a prudent investor will not purchase an asset for more than it will cost him to replace this asset with an asset of comparable utility. The steps for utilizing this method are: (1) estimating the replacement cost new (“RCN”); (2) deriving Rate of Newness (“RN”) based on the estimated economic useful lives (“EUL”) and effective age; and (3) depreciating the replacement cost new over economic life to reflect obsolescence related to effective age.

Land Use Rights

Market Comparison Method - determines the current market land value by making reference to recent comparable transactions. The valuer may make certain adjustments to those recorded transactions by taking into account factors such as differences in the transaction timing, location, site services and infrastructure available and other matters affecting the land value. However, its application is limited to certain types of land transactions in those well-developed areas and is always subject to the availability of sufficient and reliable public market data.

Mining Rights

Multi Period Excess Earnings Method - the steps for utilizing this method are: (1) derive cash flows generated by the subject asset: to derive cash flows generated by the subject asset, prospective financial information has to be considered. Prospective financial information might need to be adjusted both on revenues and costs, to eliminate all elements not associated with the asset as well as all synergies which are specific to the acquisition. (2) apply contributory assets charges (“CAC”): cash flows are projected to be realized with the subject asset by using various other assets, also contributing to these cash flows. (3) to derive cash flows attributable to the subject asset to be valued, contributory asset charges based on returns on and returns of FV of contributory assets necessary for realizing the projected cash flows have to be deducted. Thus contributory asset charges are notional lease charges for the use of contributory assets. (4) deduct tax payments: expected tax payments resulting from excessive cash flows attributable to the subject asset have to be taken into account. (5) calculate present values of net excess cash flows attributable to the subject asset: to calculate present values, attributable net excess earnings have to be discounted using a discount rate, which is appropriate for the specific asset to be valued. (6) add tax amortization benefit.

Customer relationship

Cost Saving Method - An intangible asset may afford its owner a cost savings over the best alternative to the asset. These cost savings represent the value of ownership of the intangible asset. Under the cost saving method, the fair value of the subject intangible asset is measured using the post-tax costs saved by owning the asset.

Trademark and Technology

Relief-from-Royalty Method - It estimates the value of future forgone royalty payments over the life of the asset by virtue of owning the asset. In arriving at an estimate of value using the relief-from-royalty method, the annual revenues a market participant acquirer investor would expect the subject asset to generate over a discrete projection period are forecast. These forecast annual revenues are then multiplied by a royalty rate that could be expected to be charged if the asset was licensed from a third party in the market place, giving consideration to the characteristics of the asset and its uses. The resulting cash flows for each of the years are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the asset’s projected cash flows.

Note 10 - Investments in Subsidiaries and Investee Companies (cont’d)

A. Acquisition of subsidiaries (cont’d)

Inventories

Net Realizable Value method - The fair value of inventories is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

The aggregate cash flows derived for the Group as a result of the acquisition:

$ millions
Cash and cash equivalents paid, net	172
Cash and cash equivalents of the JV	9
163

Goodwill

Goodwill was recognized as a result of the acquisition as follows:

$ millions
Consideration transferred, net	172
Capital reverses	14
Non-Controlling interests*	142
Less fair value of identifiable net assets	284
Goodwill	44

*	The Company has chosen to measure the non-controlling interests, arising from the acquisition of YPH based on their proportionate interest in the identifiable net assets of the acquiree that grant it a present ownership interest (ordinary shares).

The goodwill is attributable mainly to ICL’s access to the fast-growing specialty phosphate market in China through the formation of the partnership with YTH, the increased phosphate platform, the secured long-term phosphate reserves as well as the expanded phosphate end-to-end business model focusing on Asia (See Note 15 on intangible assets). None of the goodwill recognized is expected to be deductible for tax purposes.

Acquisition-related costs

The Group incurred acquisition-related costs of $10 million related to legal fees and due diligence costs. These costs have been included in general and administrative expenses in the statement of income.

Acquisition of Allana Potash

In March 2015, the Company signed an agreement to acquire the shares of Allana Potash (hereinafter – “Allana”), a company that focuses on acquisition and development of potash assets, the shares of which were traded on the Toronto Stock Exchange. Allana holds a concession to mine potash in Ethiopia, through its subsidiary, Allana Potash Afar Plc.

On June 22, 2015, the Company acquired the balance of Allana’s shares (83.78%) for a total consideration of approximately $112 million, of which approximately $96 million was in cash, and approximately $16 million was by means of issuance of 2,225,337 ordinary shares of the Company, the fair value of which was based on the price of ICL’s shares on June 22, 2015 ($7.08 per share).

The acquisition consideration reflected a value of about $134 million, which was allocated as follows: $149 million to intangible assets constituting mining rights, $2 million to current assets, $53 million to current liabilities including deferred taxes and an amount of about $36 million, was allocated to goodwill. As at the date of the report, the Company is still in the process of finalizing Allana’s Purchase Price Allocation (PPA).

Note 10 - Investments in Subsidiaries and Investee Companies (cont’d)

A. Acquisition of subsidiaries (cont’d)

As part of the acquisition, a gain of $7 million was realized, as a result of re measurement of the fair value of 16.22% of the shares of the acquired company that ICL held prior to obtaining control. The gain was recorded under “other income” in the statement of income for 2015. For additional information related to the mining license, see note 23.

Acquisition of Prolactal

In March 2015, the Company completed the acquisition of Prolactal, a leading European producer of dairy proteins for the food and beverage industry, for a total consideration of about $90 million. Prolactal, a privately-held company with sales of approximately €100 million in 2014, produces a range of functional dairy proteins used by the beverage, dairy and meat industries to stabilize and improve the nutritional value of beverages and foods. The combination of ICL’s backward integrated specialty phosphate capabilities, Prolactal’s protein capabilities and both companies’ advanced know-how will enable ICL Food Specialties to provide a broader selection of innovative, value-added food additives for improvement of texture and stability that outperform other currently available solutions, and to meet the growing demand for healthy foods and beverages containing higher protein levels. The acquisition of Prolactal constitutes a strategic step aimed at strengthening and expanding ICL’s core business activities in the area of specialty-food ingredients.

B. Movement during the year in investments in equity-accounted investees

$ millions
Balance as at January 1, 2015	185
Changes during the year:
Share in earnings	11
Dividends received	(19)
Increase in rate of holdings in associated company – initial consolidation and divestiture of equity accounted investees	(16)
Cumulative translation adjustments	(2)
Balance as at December 31, 2015	159

Note 10 - Investments in Subsidiaries and Investee Companies (cont’d)

C. Condensed data with respect to equity-accounted investees

Set forth below is condensed financial data with respect to equity-accounted investees which are individually insignificant without adjustments for the ownership rates held by the Group.

	As at December 31, 2015
	$ millions
	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Revenues	Expenses	Profit
Joint arrangements	301	565	866	141	411	552	312	303	9

	As at December 31, 2014
	$ millions
	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Revenues	Expenses	Profit
Joint arrangements	357	711	1,068	208	412	620	513	456	57

Note 11 - Assets and Liabilities held for sale

Pursuant to the Company’s strategy, in connection with the continued integration of non-core businesses activities, the Company completed during 2015 the sale of these activities:

1. In January 2015, the alumina, paper and water industry (APW) sale transaction was closed. In February 2015, the sales of the thermoplastic products for the footwear industry (Renoflex) and the hygiene products for the food industry (Anti Germ) were closed and in June 2015 the Company completed the sale of the pharmaceutical and gypsum businesses (PCG). As a result of completion of the sale of these activities, in 2015 the Company recognized a gain of about $214 million, which was included under “other income” in the statement of income ($162 million net of tax).

2. During 2015, in light of the process of selling service provider activities in Germany and the Clearon Company of the Industrial Products segment in the United States, the Company reclassified these activities as “assets held for sale”. As a result of re-measurement of these assets, based on the lower of their carrying value in the books and their fair value (less selling expenses), in 2015 the Company recognized a loss in the amount of $47 million, which was included under “other expenses” in the statement of income ($36 million net of tax).

Note 12 - Long-Term Deposits and Receivables

	As at December 31
	2015		2014
	$ millions
Bank deposits and other	3		3
Less – current maturities	1		1
	2		2
Other receivables	124	*	10
Total	126		12

*	The increase in other receivables is mainly due to the establishment of a joint venture (“YPH JV”). See Note 10 for additional details.

Note 13 - Property, Plant and Equipment

	Land, land development, roads and buildings	Installations, machinery and equipment	Dikes and evaporating ponds	Heavy mechanical equipment, railroad cars and tanks	Furniture, office equipment, vehicles, computer equipment and other	Plants under construction(1) and spare parts for installations	Total
	$ millions
Cost
Balance as at January 1, 2015	715	4,915	1,528	157	240	903	8,458
Additions	45	258	140	8	18	74	543
Additions in respect of business combinations	55	150	6	-	6	24	241
Disposals	(2)	(70)	(16)	(7)	(5)	-	(100)
Translation differences	(33)	(103)	(24)	(1)	(5)	(25)	(191)
Classification to assets held for sale	(20)	(112)	-	-	(19)	-	(151)

Balance as at December 31, 2015	760	5,038	1,634	157	235	976	8,800

Accumulated depreciation
Balance as at January 1, 2015	365	3,104	791	83	188	-	4,531
Additions	30	180	90	8	11	-	319
Disposals	(2)	(55)	(16)	(6)	(5)	-	(84)
Impairment	37	38	-	-	-	-	75
Translation differences	(14)	(77)	(17)	(1)	(2)	-	(111)
Classification to assets held for sale	(20)	(105)	-	-	(17)	-	(142)

Balance as at December 31, 2015	396	3,085	848	84	175	-	4,588

Depreciated balance as at December 31, 2015	364	1,953	786	73	60	976	4,212

Note 13 - Property, Plant and Equipment (cont’d)

	Land, land development, roads and buildings	Installations, machinery and equipment	Dikes and evaporating ponds	Heavy mechanical equipment, railroad cars and tanks	Furniture, office equipment, vehicles, computer equipment and other	Plants under construction(1) and spare parts for installations	Total
	$ millions
Cost
Balance as at January 1, 2014	741	4,842	1,429	164	252	668	8,096
Additions	23	272	128	8	11	269	711
Additions in respect of business combinations	22	7	-	-	7	1	37
Disposals	(6)	(39)	-	(14)	(8)	(1)	(68)
Translation differences	(41)	(112)	(29)	(1)	(10)	(26)	(219)
Classification to assets held for sale	(24)	(55)	-	-	(12)	(8)	(99)

Balance as at December 31, 2014	715	4,915	1,528	157	240	903	8,458

Accumulated depreciation
Balance as at January 1, 2014	367	3,026	738	89	190	-	4,410
Additions	20	192	75	9	16	-	312
Disposals	(6)	(37)	-	(13)	(7)	-	(63)
Impairment	20	34	-	-	4	-	58
Translation differences	(18)	(79)	(22)	(2)	(5)	-	(126)
Classification to assets held for sale	(18)	(32)	-	-	(10)	-	(60)

Balance as at December 31, 2014	365	3,104	791	83	188	-	4,531

Depreciated balance as at December 31, 2014	350	1,811	737	74	52	903	3,927

(1)	Plants under construction and spare parts for installations – the changes represent additions during the year, net of transfers to property, plant and equipment.

Note 14 - Intangible Assets

A. Composition

	Intangible assets acquired					Intangible assets internally developed		Computer application	Others	Total
	Goodwill	Concessions and mining rights(1)	Trademarks	Technology / patents	Customer relationships	Exploration and evaluation assets	Development costs
	$ millions
Cost
Balance as at January 1, 2015	327	154	89	70	196	25	7	155	64	1,087
Additions	-	-	-	4	-	20	-	107	6	137
Additions in respect of business combinations	90	116	4	15	24	97	-	-	3	349
Translation differences	(47)	(8)	(7)	(7)	(8)	1	(1)	(3)	(1)	(81)
Classification to assets held for sale	-	-	-	-	-	-	-	(4)	-	(4)

Balance as at December 31, 2015	370	262	86	82	212	143	6	255	72	1,488

Amortization and impairment losses
Balance as at January 1, 2015	24	48	14	27	67	6	6	58	34	284
Amortization for the year	-	4	4	5	12	1	-	4	6	36
Translation differences	(3)	-	(2)	(2)	(2)	-	(1)	(3)	-	(13)
Classification to assets held for sale	-	-	-	-	-	-	-	(4)	-	(4)

Balance as at December 31, 2015	21	52	16	30	77	7	5	55	40	303

Amortized Balance as at December 31, 2015	349	210	70	52	135	136	1	200	32	1,185

Note 14 - Intangible Assets (cont’d)

A. Composition (cont’d)

	Intangible assets acquired					Intangible assets internally developed		Computer application	Others	Total
	Goodwill	Concessions and mining rights(1)	Trademarks	Technology / patents	Customer relationships	Exploration and evaluation assets	Development costs
	$ millions
Cost
Balance as at January 1, 2014	291	162	112	72	261	24	7	79	65	1,073
Additions	-	-	-	-	-	3	-	77	3	83
Additions in respect of business combinations	104	-	2	5	11	-	-	1	4	127
Translation differences	(25)	(8)	(11)	(3)	(20)	(2)	-	(1)	(5)	(75)
Classification to assets held for sale	(43)	-	(14)	(4)	(56)	-	-	(1)	(3)	(121)

Balance as at December 31, 2014	327	154	89	70	196	25	7	155	64	1,087

Amortization and impairment losses
Balance as at January 1, 2014	24	45	19	25	70	5	6	54	34	282
Amortization for the year	-	3	4	5	15	1	-	6	4	38
Translation differences	(3)	-	(2)	(1)	(6)	-	-	(2)	(1)	(15)
Impairment	12	-	1	1	4	-	-	1	-	19
Classification to assets held for sale	(9)	-	(8)	(3)	(16)	-	-	(1)	(3)	(40)

Balance as at December 31, 2014	24	48	14	27	67	6	6	58	34	284

Amortized Balance as at December 31, 2014	303	106	75	43	129	19	1	97	30	803

(1)	Regarding mining rights of a subsidiary in Spain see Note 23.

Note 14 - Intangible Assets (cont’d)

B. Total book value of intangible assets having defined useful lives and those having indefinite useful lives are as follows:

	As at December 31
	2015	2014
	$ millions
Intangible assets having a defined useful life	803	466
Intangible assets having an indefinite useful life	382	337
	1,185	803

Note 15 - Impairment Testing for Property, Plant and Equipment and Cash-Generating Units Containing Goodwill

A. Impairment testing for cash generating units containing goodwill and intangible assets with an indefinite useful life

For the purpose of impairment testing, goodwill and intangible assets with an indefinite useful life are allocated to the cash-generating units which represent the lowest level within the Group at which the goodwill is monitored for internal management purposes.

The aggregate carrying amounts of goodwill and intangible assets with an indefinite useful life allocated to each unit are as follows:

	As at December 31
	2015	2014
	$ millions
Goodwill
Potash *	36	-
Phosphate *	18	-
Performance Products *	46	-
Potash, Spain	4	4
Specialty Fertilizers	64	69
Industrial Products, Europe	28	32
Industrial Products, United States	57	57
Performance Products, United States	11	11
Fertilizers, Israel	23	22
Industrial Products, Israel	5	4
Performance Products, Europe	3	6
Performance Products, South America	54	98
	349	303
Trademarks
Industrial Products, United States	13	13
Industrial Products, Europe	6	7
Performance Products, United States	14	14
	33	34
	382	337

*	Goodwill acquired in a business combination starting from 2015, is tested for impairment at the segment level as this is the lowest level at which the goodwill is monitored for internal management purposes.

Value in use was determined by discounting the future cash flows generated from the continuing operation of the cash-generating unit and was based on the following key assumptions:

Note 15 - Impairment Testing for Property, Plant and Equipment and Cash-Generating Units Containing Goodwill (cont’d)

A. Impairment testing for cash generating units containing goodwill and intangible assets with an indefinite useful life (cont’d)

	Discount rate	Average annual growth rate (1-5 years)	Long-term growth rate	Period of projected cash flows
Industrial Products, United States	7.7%	4.2%	2.0%	5 years
Industrial Products, Europe	9.0%	7.0%	2.0%	5 years
Performance Products, United States	7.8%	3.4%	2.0%	5 years
Performance Products, Europe	9.0%	7.2%	1.5%	5 years
Performance Products, South America	9.0%	4.0%	1.0%	5 years
Potash, Spain	9.5%	6.0%	0.0%	5 years
Specialty Fertilizers	9.0%	2.5%	2.0%	5 years
Fertilizers – Israel	8.0%	2.1%	1.5%	5 years
Fertilizers segment – potash	8.0%	2.1%	1.5%	5 years
Fertilizers segment – phosphate	8.0%	7.2%	1.5%	5 years
Performance Products Segment	8.7%	6.6%	1.9%	5 years

The recoverable value of the above mentioned units is based on their value in use. The value in use of the units has been determined by an internal valuation made by the Company. It has been determined in all cases that the stated value of the units in the financial statements is lower than their recoverable value, and accordingly no impairment loss has been recognized in respect of such units.

The estimates and assumptions represent Management’s assessment of the future trends in the industry and they are based on both internal and external sources.

In the reporting period, the Company examined the recoverable amount of some of its facilities in the Industrial Products segment in Israel, in view of the decision of the Company’s management regarding the continued use of various facilities on the Company’s sites. The recoverable amount is the higher of the fair value less selling costs and the value in use. As a result of the said decision, it was determined that the recoverable amount of the facilities is their fair value less cost of disposal.

Following the Company’s examination, the recoverable amount of the facilities was lower than their carrying amount in the books and, accordingly, the Company recognized an impairment loss, in the amount of about $43 million, which was included in the “other expenses” category.

In addition, as a result of the classification of assets held for sale, in 2015 the Company recognized an impairment loss, in the amount of about $47 million, which is included in the “other expenses” category in the statement of income ($36 million, net of tax), stemming from re-measurement of the activities designated for sale, from the Performance Products and Industrial Products segments based on the lower of their carrying amount in the books and their fair values (see Note 11 above).

Note 16 - Derivative Instruments

	As at December 31, 2015		As at December 31, 2014
	Assets	Liabilities	Assets	Liabilities
	$ millions
Included in current assets and liabilities:
Foreign currency and derivative instruments	9	(6)	14	(63)
Interest derivative instruments	-	(1)	1	-
Derivative instruments on energy and marine transport	-	(10)	-	(27)
	9	(17)	15	(90)
Included in non-current assets and liabilities:
Foreign currency and derivative instruments	-	(4)	-	(9)
Interest derivative instruments	-	(9)	-	(9)
Derivative instruments on energy and marine transport	-	-	-	(1)
	-	(13)	-	(19)

Note 17 - Credit from Banks and Others

A. Composition

	As at December 31
	2015	2014
	$ millions
Current liabilities
Short-term credit:
From financial institutions	443	353
Other liabilities	217	50
	660	403
Current maturities of:
Long term loans from financial institutions	13	133
Non Marketable Debentures	-	67
	13	200
Total current liabilities	673	603

Non current liabilities
Loans from financial institutions	1,748	1,365
Other loans	5	7
	1,753	1,372
Less – current maturities in respect of loans from financial institutions and others	13	133
	1,740	1,239
Marketable debentures	790	789
Non-marketable debentures	275	342
	1,065	1,131
Less – current maturities	-	67
	1,065	1,064
Total non-current liabilities	2,805	2,303

B. Classified by currency and interest rates

	Weighted average interest rate as at
	December 31	As at December 31
	2015	2015	2014
	$ millions	$ millions
Current liabilities (without current maturities)
Short-term credit from financial institutions:
In Dollar (1)	1.0	218	235
In Euro (2)	0.3	91	101
In Renminbi (3)	4.4	115	-
In other currencies	1.4	19	17
Short-term credit from others:
In Dollar	1.1	50	50
In Renminbi (3)	5.7	167	-
		660	403

Note 17 - Credit from Banks and Others (cont’d)

B. Classified by currency and interest rates (cont’d)

	Weighted average interest rate as at
	December 31	As at December 31
	2015	2015	2014
	$ millions	$ millions

Non-current liabilities (including current maturities)
Loans from financial institution:
In Dollar (1)	1.4	1,497	959
In Israeli currency – unlinked	4.7	148	154
In Euro (2)	2.2	65	191
In Brazilian real (4)	15.7	38	61
		1,748	1,365
Loans from others:
In Dollar	3.0	3	4
In Euro	4.8	2	2
In other currencies	-	-	1
		5	7

		1,753	1,372

Non-marketable debentures – in Dollar (5)	5.0	275	342

Marketable debentures – in Dollar (5)	4.5	790	789

Unutilized long-term credit lines (6):		519	821

(1)	The interest in respect of most of the dollar debt is determined based on LIBOR + a margin at a rate of about 1.0%.

(2)	The interest in respect of most of the Euro debt is determined based on the Euribor + a margin at a rate of about 0.8%.

(3)	The interest in respect of most of the debt in Chinese yuans is a fixed weighted average rate of about 5.5%.

(4)	The interest in respect of most of the Brazilian real debt is determined based on CDI + a margin at a rate of about 1.35%.

(5)	See Section F.

(6)	See Sections H, I.

C. Maturity periods

The credit and the loans from banks and others including debentures (net of current maturities) mature in the years after the date of the report, as follows:

	As at December 31
	2015	2014
	$ millions
Second year	13	732
Third year	13	16
Fourth year	235	15
Fifth year*	1,347	214
Sixth year and thereafter	1,197	1,326
	2,805	2,303

* See Note 17H hereafter for additional information.

Note 17 - Credit from Banks and Others (cont’d)

D. Restrictions on the Group relating to the receipt of credit

As part of the loan agreements the Group has signed, various restrictions were set including financial covenants, a cross default mechanism and a negative pledge.

Set forth below is information regarding the financial covenants applicable to the Company as part of the loan agreements and the compliance therewith:

	Financial Ratio Required under the Agreement	Financial Ratio December 31,	Financial Ratio December 31,
Financial Covenants(1)		2015	2014
Equity	Equity greater than 2,000 million dollar	3,028 million dollars	2,974 million dollars
The ratio of the EBITDA to the net interest expenses	Equal to or greater than 3.5	20.31	18.20
Ratio of the net financial debt EBITDA	Less than 3.5	2.16	1.76
Ratio of the financial liabilities of the subsidiaries to the total assets of the consolidated company	Less than 10%	3.75%	0.80%

(1)	Examination of compliance with the above mentioned financial covenants is made as required based on the data in the Company’s consolidated financial statements.

E. Sale of receivables under securitization transaction

In July 2015, the Company and certain Group subsidiaries (hereinafter – “the Subsidiaries”) signed a series of agreements regarding a securitization transaction with three international banks (hereinafter – “the Lending Banks”) for the sale of their customer receivables to a foreign company which was established specifically for this purpose and which is not owned by the ICL Group (hereinafter – “the Acquiring Company”).

Those agreements replace the prior securitization agreements, in the amount of $350 million, which came to an end in July 2015. The main structure of the new securitization agreement is the same as the prior securitization agreement. The Company’s policy is to utilize the securitization limit based on its cash flow needs, alternative financing sources and market conditions. The new securitization agreement will expire in July 2020. In the agreement, ICL undertook to comply with a financial covenant whereby the ratio of net debt to EBITDA will not exceed 4.75. If ICL does not comply with the said ratio, the Acquiring Company is allowed to discontinue acquiring new trade receivables (without affecting the existing acquisitions). As at the reporting date, ICL is in compliance with the aforementioned financial covenant.

The Acquiring Company finances acquisition of the debts by means of a loan received from a financial institution, which is not related to ICL, which finances the loan out of the proceeds from the issuance of commercial paper on the U.S. commercial paper market. The repayment of both the commercial paper and the loan are backed by credit lines from the Lending Banks. The amount of cash that will be received in respect of the sale of the customer debts in the securitization transaction will be up to $405 million.

The acquisitions are on an ongoing basis, such that the proceeds received from customers whose debts were sold are used to acquire new trade receivables. The period in which the Subsidiaries are entitled to sell their trade receivables to the Acquiring Company is five years from the closing date of the transaction, where both parties have the option at the end of each year to give notice of cancellation of the transaction. The selling price of the trade receivables is the amount of the debt sold, less the calculated interest cost based on the anticipated period between the sale date of the customer debt and its repayment date. Upon acquisition of the debt, the Acquiring Company pays the majority of the debt price in cash and the remainder in a subordinated note, which is paid after collection of the debt sold. The rate of the cash consideration varies according to the composition and behavior of the customer portfolio. The Subsidiaries handle collection of the trade receivables included in the securitization transaction, on behalf of the Acquiring Company.

In addition, as part of the agreements a number of conditions were set in connection with the quality of the customer portfolios, which give the Lending Banks the option to end the undertaking or determine that some of the Subsidiaries, the customer portfolios of which do not meet the conditions provided, will no longer be included in the securitization agreement.

Note 17 - Credit from Banks and Others (cont’d)

E. Sale of receivables under securitization transaction (cont’d)

The securitization of trade receivables does not meet the conditions for disposal of financial assets prescribed in International Standard IAS 39, regarding Financial Instruments – Recognition and Measurement, since the Group did not transfer all of the risks and rewards deriving from the trade receivables. Therefore, the receipts received from the Acquiring Company are presented as a financial liability as part of the short-term credit. As of December 31, 2015, utilization of the securitization facility and trade receivables within this framework amounted to $285 million (as at December 31, 2014, approximately $290 million).

Once the Company transferred its trade receivables, it no longer has the right to sell them to another party. In the case of a credit fault, the Company bears 30% of the overall secured trade receivable balance.

The value of the transferred assets (which is approximately their fair value), fair value of the associated liabilities and net position are as follows:

	Year ended December 31,
	2015	2014	2013
	$ millions	$ millions	$ millions
Value of the transferred assets	285	290	285
Fair value of the associated liabilities	285	290	285
Net position*	-	-	-

* Less than $1 million.

F. Issuance of Debentures

1. In 2005, we issued debentures to institutional investors in a private issuance in the United States in the amount of $125 million bearing fixed interest. As of December 31, 2014, the outstanding balance of the debentures was approximately $67 million, bearing fixed interest at a rate of 5.72%. On March 3, 2015, the debentures were repaid in full.

2. In November 2013, a wholly owned and controlled subsidiary of ours entered into an agreement with institutional and international investors to make a private offering in the United States of unregistered debentures in an amount of $275 million. The proceeds in respect of the issuance were received in January 2014.

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

3. On December 2, 2014, the Company completed the private issuance of senior notes pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended, to institutional investors in the U.S., Europe, and Israel, in an aggregate principal amount of $800 million, scheduled for repayment on December 2, 2024. The notes bear an annual coupon of 4.5% to be paid in semi-annual installments, on June 2 and December 2 of each year. The notes were issued at a price of 99.285% to yield 4.59%. The proceeds received by the Company for the debentures amount to about $794 million. The notes have been rated BBB (stable) by Standard and Poor’s and by Fitch Rating Ltd. The notes are registered for trade in the TACT Institutional, by the Tel-Aviv Stock Exchange Ltd.

On October 29, 2015, Standard & Poor’s Ratings Services revised its rating outlook of the Company’s credit, which is rated BBB (together with the rating of the debentures) from stable to negative.

Subsequent to balance sheet date, Fitch Ratings Services revised its rating outlook of the Company’s credit, which is rated BBB (together with the rating of the debentures) from stable to negative.

The local credit Rating of the Company in Israel by Standard & Poor’s Maalot is been unchanged at ilAA with a stable outlook.

Note 17 - Credit from Banks and Others (cont’d)

G.

In December 2010, the Company received a loan from a European Bank in the amount of €100 million. The loan was repaid on December 15, 2015.

H.

On March 23, 2015, ICL entered into an agreement with a group of eleven international banks, which will provide ICL a revolving credit facility in the total amount of $1,705 million, on the following terms:

a. The loan agreement is for a term of five full years from the signing date of the credit facility.

b. The loan agreement does not include an undertaking for minimum use of the credit facility. A non-utilization fee will be at the rate of 0.21% per year.

c. Annual interest will apply to the amount of the loan actually used, scaled to the amount of the credit facility actually used, as follows:

• Up to 33% use of the credit:	Libor + 0.7%.
• From 33% to 66% use of the credit:	Libor + 0.8% (on the entire sum used).
• 66% or more use of the credit:	Libor + 0.95% (on the entire sum used).

d. ICL has an option to choose between a dollar loan and a euro loan.

e. Under the loan agreement, ICL undertook restrictions that include financial covenants (which are identical to the financial covenants applicable to the Company’s prior loans, see Section D), a cross-default mechanism and a negative pledge.

This loan agreement replaces credit facilities taken out in March 2011 and in December 2011 in the aggregate amount of $1,325 million for a period of five years and credit lines in the amount of $125 million that were taken out in the beginning of 2014, all of which were repaid during the period of the report. As of December 31, 2015, this credit facility has been utilized in the amount of $1,330 million. Subsequent to the balance sheet date, the loan agreement termination date has been extended for a period of one year, until March 2021. The amount and credit terms of the loan agreement remain unchanged.

I.

In March 2014, the Company entered into an agreement with a European bank, under which the bank granted a credit facility of €100 million and $100 million. This credit facility is for a period of six years and is payable in entirety at the end of the period. The dollar credit facility bears variable interest on the basis of Libor plus a margin of between 0.9% and 1.4%. The euro credit facility bears variable interest on the basis of Eurobor plus a margin of between 0.9% and 1.4%. The non-utilization commission is 0.32% per year. On March 23, 2015, the dollar credit facility was decreased to $35 million on the same terms. As at December 31, 2015, both the dollar and the euro credit facilities were not utilized.

J.

On September 11, 2012, the Company received a loan in the amount of $50 million from a third party. At December 11, 2015 the loan has been repaid and the Company received a loan at the same amount, the loan bears interest at the three-month Libor rate plus a margin of 0.6%. the loan will be extended every three months.

K.

In December 2012, the Company entered into a credit facility agreement with a European bank for a loan of approximately €100 million. As of December 31, 2015, the Company utilized the full amount of the euro facility and the loan was fixed as a dollar loan, in the amount of approximately $129 million. This amount is scheduled for repayment in December 2019. The interest rate on this credit is LIBOR plus 1.4%.

L.

In November 2013, the Company signed a loan agreement with several institutional entities, in the amount of NIS 600 million, bearing fixed interest at the rate of 4.74%. The loan is payable in installments starting from 2015 and up to 2024. As at December 31, 2015, the total amount of the loan is approximately $148 million (approximately NIS 576 million).

Note 17 - Credit from Banks and Others (cont’d)

M.

In June 2014, the Company signed loan agreements with a number of international institutional entities in the aggregate amount of approximately €57 million and approximately $45 million. The proceeds of these loans were received in July 2014. The loans are to be repaid in a period of between five to ten years, where some of the loans bear fixed interest in the range of 2.1% to 3.75%, some bear variable interest based on LIBOR plus 1.55% and some bear variable interest based on Euribor plus a margin of 1.4% to 1.7%.

N.

In December 2014, the Company signed a loan agreement in the amount of approximately Brazilian reals 161 million with a European bank. The loan is payable in installments starting from 2015 and running up to 2021. The loan bears CDI interest (Brazilian Interbank Certificates of Deposits) plus a margin of 1.35%. As of December 31, 2015, the total amount of the loan is approximately Brazilian reals 149 million (approximately $38 million).

O.

During 2015, the Company received a number of short-term loans from Israeli banks. As at December 31, 2015, the total amount of the loans was approximately $30 million.

P.

In October 2015, as part of establishment of the “YPH” joint venture, the Company consolidated for the first time the short-term loans of the joint venture, in the amount of 1,682 million Chinese yuans (about $259 million), which were received from a Chinese bank and from the Company’s partner in the “YPH” joint venture. Most of the loans bear annual interest at a fixed rate of 4.6%-5.89% and they are scheduled for repayment in 2016.

*For further information regarding Financial Liabilities, see Note 27.

Note 18 - Trade Payables

	As at December 31
	2015	2014
	$ millions
Open accounts	702	569
Checks payable	14	16
	716	585

Note 19 - Other current Liabilities

	As at December 31
	2015	2014
	$ millions
Government of Israel – mainly in respect of royalties (1)	77	246
Employees	219	218
Accrued expenses	99	68
Derivative instruments	17	90
Benefits for early retirement	30	15
Others	85	58
	527	695

___________________

1.	See Note 23

Note 20 - Taxes on Income

A. Taxation of companies in Israel

1. Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter – “the Inflationary Adjustments Law”)

The Income Tax Law (Adjustments for Inflation) – 1985 (hereinafter – the Law), which is effective as from the 1985 tax year, introduced the concept of measurement of results for tax purposes on a real (net of inflation) basis. On February 26, 2008, the Knesset enacted the Income Tax Law (Adjustments for Inflation) (Amendment No. 20) (Restriction of Commencement Period), 2008, whereby the effective period of the Inflationary Adjustments Law ceased at the end of the 2007 tax year and the depreciation of property, plant and equipment, are adjusted up to the end of the 2007 tax year, and from this time forward their linkage will be discontinued.

The Income Tax Regulations Adjustments for Inflation (Rates of Depreciation), 1986, which allow depreciation at rates different than those in Section 21 of the Income Tax Ordinance, apply even after the Inflationary Adjustments Law is no longer in effect, and therefore the Company continues to claim accelerated depreciation, in certain situations, on the basis of these Regulations.

2. Income tax rates

Presented hereunder are the tax rates relevant to the Company in the years 2013-2015:

2013 – 25%

2014 – 26.5%

2015 – 26.5%

On January 4, 2016, the plenary Knesset passed the Law for Amendment of the Income Tax Ordinance No. 216 which provides, inter alia, for a reduction of the Companies Tax rate commencing from 2016 and thereafter by the rate of 1.5% such that the rate will be 25%.

If the legislation had been effectively completed by December 31, 2015, the impact of the change on the financial statements as at December 31, 2015 would have been reflected in a decline in the balance of the liabilities for deferred taxes, in the amount of $11.6 million, and a decline in the balance of the deferred taxes assets, in the amount of $3.6 million. Update of the balances of the deferred taxes would have been recognized against deferred tax income, in the amount of $7.4 million and against other comprehensive income, in the amount of $0.6 million.

The current taxes for the periods reported are calculated in accordance with the tax rates shown in the table above.

3. Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter – “The Encouragement Law”)

a) Beneficiary Enterprises

The production facilities of some of the Company’s subsidiaries in Israel (hereinafter – “the Subsidiaries”) received “Beneficiary Enterprise” status under the Law of Encouragement for Capital Investments, as worded after Amendment No. 60 to the Law published in April 2005.

The benefits granted to the Company are mainly:

1) Reduced tax rates

Regarding the “tax exemption” track, the Company chose 2005 as the election year, whereas regarding the “Ireland” track, which is subject to tax at the rate of 11.5%, the Company chose 2008 as the election year.

The benefits deriving from a “Beneficiary Enterprise” under the “tax exemption” track ended in 2014 while the benefits deriving from the “Ireland” track will end in 2017.

Note 20 - Taxes on Income (cont’d)

A. Taxation of companies in Israel (cont’d)

A company having a “Beneficiary Enterprise” that distributes a dividend out of exempt income, will be subject to Companies Tax in the year in which the dividend was distributed on the amount distributed (including the amount of the Companies Tax applicable due to the distribution) at the tax rate applicable under the Encouragement Law in the year in which the income was produced, had it not been exempt from tax.

The temporary difference related to distribution of a dividend from exempt income as of December 31, 2015, in respect of which deferred taxes were not recognized, is in the amount of about $750 million (see also Section 3(a)c below).

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

b) Preferred Enterprises

On December 29, 2010, the Israeli Knesset approved the Economic Policy Law for 2011-2012, whereby the Law for the Encouragement of Capital Investments, 1959, was amended (hereinafter – “the Amendment”). The Amendment is effective from January 1, 2011 and its provisions will apply to preferred income derived or accrued by a Preferred Company, as defined in the Amendment, in 2011 and thereafter.

The Amendment does not apply to an Industrial Enterprise that is a mine, other facility for production of minerals or a facility for exploration of fuel. Therefore, ICL plants that are defined as mining plants and mineral producers will not be able to take advantage of the tax rates proposed as part of the Amendment. In addition, on August 5, 2013, the Law for Change in the Order of National Priorities, 2013, was passed by the Knesset, which provides that the tax rate applicable to a Preferred Company in Development Area A will be 9% whereas the tax applicable to companies in the rest of Israel will be 16%. On November 30, 2015, the Economic Efficiency Law was passed by the Knesset, which expanded the exception to all of an Enterprise’s activities up to the time of the first marketable product (for additional details – see Section 5 below). The Company has Preferred Enterprises at the tax rate of 9%. Nonetheless, tax benefits to which a Benefited Plant is entitled will not be cancelled in respect of investments up to December 31, 2012. Therefore, those plants will be able to utilize the tax benefits in respect of qualifying investments made up to December 31, 2012, in accordance with the provisions of the old law.

It is further provided in the Amendment that tax will not apply to a dividend distributed out of preferred income to a shareholder that is an Israeli-resident company. A dividend distributed out of preferred income to a shareholder that is an individual or a foreign resident covered by a treaty for prevention of double taxation, will be subject to tax at the rate of 20%.

c) Trapped Earnings Law – Temporary Order

On November 5, 2012, the Israeli Knesset passed Amendment No. 69 and Temporary Order to the Law for the Encouragement of Capital Investments, 1959 (hereinafter – “the Temporary Order”), which offers a reduced tax rate arrangement to companies that received an exemption from Companies Tax under the aforesaid law. The Temporary Order provides that companies that choose to apply the Temporary Order (effective for one year), will be entitled to a reduced tax rate on the “release” of exempt profits.

In November 2013, the Company’s Board of Directors decided to apply the Temporary Order and to release part of the exempt earnings. As a result, the amount of about NIS 3.8 billion (about $1.1 billion) of the exempt earnings was released. Accordingly, in 2013 the Company recognized current tax expenses in respect of payment of the preferred Companies Tax, in the amount of about NIS 377 million (about $108 million).

Note 20 - Taxes on Income (cont’d)

A. Taxation of companies in Israel (cont’d)

4. The Law for the Encouragement of Industry (Taxation), 1969

a) Some of the Company’s Israeli subsidiaries are “Industrial Companies”, as defined in the above-mentioned law. As such, these companies are entitled to claim depreciation at increased rates for equipment used in industrial activities, as stipulated in the regulations published under the Inflationary Adjustments Law.

b) The industrial enterprises owned by some of the Company’s Israeli subsidiaries have a common line of production and, therefore, they file, together with the Company, a consolidated tax return in accordance with Section 23 of the Law for the Encouragement of Industry. Accordingly, each of the said companies is entitled to offset its tax losses against the taxable income of the other companies.

5. The Law for Taxation of Profits from Natural Resources

On November 30, 2015, the Knesset passed the Law for Taxation of Profits from Natural Resources (hereinafter – “the Law”), which entered into effect on January 1, 2016, except with respect to Dead Sea Works where the effective date is January 1, 2017. The highlights of the Law are set forth below:

The total tax on natural resources in Israel will include three tax elements: royalties, Natural Resources Tax and Companies Tax.

Royalties:

The rate of the royalties in connection with resources produced from the quarries, in accordance with the Mines Ordinance will be 5% (with respect to production of the phosphates, the royalty rate will be 5% of the value of the quantity produced – in place of 2%). Pursuant to the salt harvesting agreement signed with the Government on July 8, 2012, the parties agreed, among other things, to an increase in the rate of the royalties from 5% to 10% of the sales, for every quantity of potash chloride sold by the Company in a given year, in excess of a quantity of 1.5 million tons. As part of the agreement, it was provided that if a law is enacted that changes the specific fiscal policy with reference to profits or royalties deriving from quarrying from the Dead Sea, the Company’s consent to the increase of the rate of the royalties, as stated, will not apply. The Law entered into effect on January 1, 2016. For additional details – see Note 23C.

Imposition of Natural Resources Tax:

The tax base, which will be calculated for every resource separately, is the Company’s operating income in accordance with the accounting statement of income, to which certain adjustments will be made, less financing expenses at the rate of 5% of the Company’s average working capital, and less an amount that reflects the yield on the balance of the amortized cost of the property, plant and equipment used for production and sale of the quarried material (hereinafter –”the Yield on the Amortized Cost”). On the tax base, as stated, a progressive tax will be imposed at a rate to be determined based on the Yield on the Amortized Cost in that year. For the Yield on the Amortized Cost between 14% and 20%, Natural Resources Tax will be imposed at the rate of 25%, while the yield in excess of 20% will be subject to Natural Resources Tax at the rate of 42%.

In years in which the Natural Resources Tax base is negative, the negative amount will be carried forward from year to year and will constitute a tax shield in the succeeding tax year.

Limitations on the Natural Resources Tax – the Natural Resources Tax will only apply to profits deriving from the actual production and sale of each of the following resources: potash, bromine, magnesium and phosphates, and not to the profits deriving from the downstream industrial activities. Calculation of the Natural Resources Tax will be made separately for every resource. Nonetheless, regarding Magnesium, it was provided that commencing from 2017, upon sale of carnalite by Dead Sea Works (hereinafter – “DSW”) to Magnesium and reacquisition of a Sylvanite by-product by DSW, Magnesium will charge DSW $100 per ton of potash which is produced from the Sylvanite (linked to the CPI).

A mechanism was provided for determination of the market price with respect to transactions in natural resources executed between related parties in Israel, as well as a mechanism for calculation of the manner for allocation of the expenses between the production and sale of the natural resource, on the one hand, and the downstream activities, on the other hand.

Note 20 - Taxes on Income (cont’d)

A. Taxation of companies in Israel (cont’d)

Regarding the bromine resource, the Natural Resources Tax will apply in the same manner in which it is applies to the other natural resources, except with respect to the manner of determining the transfer price in sales made to related parties in and outside of Israel. For purposes of calculating the total revenues from bromine sold to related parties for purposes of downstream manufacturing activities in every tax year, a calculation method will be employed (Netback) whereby the price will be determined based on the higher of the following:

1) The price for a unit of bromine (ton) provided in the transaction;

2) The normative price of a unit of bromine. The normative price of a unit of bromine is the total sales of the downstream products produced less the operating expenses attributable to the downstream activities, without the acquisition cost of the bromine, and less an amount equal to 12% of the total revenues of the downstream products produced as part of the downstream activities, where the result is divided by the number of bromine units used to produce the downstream products sold.

Regarding the phosphate resource, for purposes of calculating the total revenues from phosphate sold to related parties for purposes of downstream manufacturing activities in every tax year, a calculation method will be employed (Netback) whereby the price will be determined based on the higher of the following:

1) The price for a unit of phosphate (ton) provided in the transaction;

2) The normative price of a unit of phosphate. The “normative price” of a unit of phosphate is the total sales of the downstream products produced less the operating expenses attributable to the downstream activities, without the acquisition cost of the phosphate rock, and less an amount equal to 12% of the total revenues of the downstream products produced as part of the downstream activities, where the result is divided by the number of phosphate units used to produce the downstream products sold.

3) The production and operating costs attributable to a unit of phosphate.

Companies Tax:

The Law for Encouragement of Capital Investments was revised such that the definition of a “Plant for Production of Quarries” will include all the plant’s activities up to production of the first marketable natural resource, of potash, bromine, magnesium and phosphates. Accordingly, activities involved with production of the resource will not be entitled to tax benefits under the Law, whereas activities relating to downstream products, such as bromine compounds, acids and fertilizers, will not constitute a base for calculating the Excess Profits Tax and will not be excepted from inclusion in the Law.

The Natural Resource Tax will be deductible from the Company’s taxable income and the Company will pay the Companies Tax on the balance as is customary in Israel.

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

Subsidiary incorporated in Spain – tax rate of *28%.

Subsidiary incorporated in United Kingdom – tax rate of 20%.

Subsidiary incorporated in China – tax rate of 25%.

* The tax rate in Spain was reduced to 25% commencing from 2016.

Note 20 - Taxes on Income (cont’d)

C. Carried forward tax losses

As at December 31, 2015, the balances of the carryforward tax losses of subsidiaries, for which deferred taxes were recorded, amount to about $397 million (December 31, 2014 – about $351 million).

The balances of the carryforward tax losses to future losses of subsidiaries, for which deferred taxes were not recorded, is about $121 million (December 31, 2014 – about $25 million).

As at the date of the report, the capital losses for tax purposes available for carryforward to future years for which deferred taxes were not recorded, amount to about $41 million. In accordance with an assessment agreement with the Israeli Tax Authorities, about $14 million of losses out of this amount may be utilized only against capital gains the Group companies have from a sale of shares of companies in which they hold directly at least 30%, to a company they control, directly or indirectly, at the rate of at least 50%.

D. Tax assessments

The Company and the companies consolidated with it for Israeli tax purposes have received final tax assessments up to and including the 2008 tax year.

The rest of the Israeli subsidiaries have final tax assessments up to and including the 2009 tax year.

Significant subsidiaries outside of Israel have final tax assessments up to and including the 2010, 2011 and 2012 tax years (for the majority of them).

In December 2013, an assessment was received from the Israeli Tax Authority (“ITA”) whereby the Company is required to pay tax in addition to the amount it already paid in respect of the years 2009-2011, in the amount of about NIS 917 million (about $235 million). The Company has appealed the ITA’s assessment. On January 27, 2015, an Order was received from the ITA with respect to the amount of the additional tax demanded, as stated. The main contentions of the ITA are that ICL’s subsidiaries: Dead Sea Works and Rotem Amfert Negev, are not entitled to benefits under the Law for Encouragement of Capital Investments – this being from the date of entry into effect of Amendment No. 60 to this Law, in 2005 or, alternatively, the mining and water pumping activities, including the activities in the evaporation ponds, are not industrial activities and, therefore, are not entitled to benefits under the Law for Encouragement of Capital Investments. The Company disagrees with the ITA’s position and on February 25, 2015 it filed an appeal of the Order.

In the Company’s estimation, the chances that its claims will be accepted at the end of the appeal process are higher than the chances that they will be rejected and, therefore, no provision for tax was included in the financial statements as a result of the said assessment.

In connection with the tax returns for the years 2012-2014, in 2015 the Company received a refund of advance tax deposits, in the amount of about NIS 452 million (about $117 million).

Note 20 - Taxes on Income (cont’d)

E. Deferred income taxes

1. The composition of the deferred taxes and the changes therein, are as follows:

	In respect of financial position
	Depreciable property, plant and equipment	Inventories	Provisions for employee benefits	Other	In respect of carry forward tax losses	Total
	$ millions
Balance as at January 1, 2014	(332)	50	149	(29)	52	(110)
Changes in 2014:
Amounts recorded to a capital reserve	–	–	24	1	12	37
Translation differences	7	–	(5)	5	(2)	5
Amounts recorded in the statement of income	(63)	(11)	(22)	24	35	(37)
Transfer to the group assets held for sale	–	–	–	3	–	3
Balance as at December 31, 2014	(388)	39	146	4	97	(102)
Changes in 2015:
Additions in respect of business combinations	4	7	–	(53)	13	(29)
Amounts recorded to a capital reserve	–	–	(15)	–	3	(12)
Translation differences	5	–	(4)	(3)	(2)	(4)
Amounts recorded in the statement of income	16	–	(21)	4	(4)	(5)
Balance as at December 31, 2015	(363)	46	106	(48)	107	(152)

2. Deferred taxes are presented in the statement of financial position as follows:

	As at December 31
	2015	2014
	$ millions
As part of non-current assets	199	158
As part of non-current liabilities	(351)	(260)
	(152)	(102)

Note 20 - Taxes on Income (cont’d)

E. Deferred income taxes (cont’d)

3. The currencies in which the deferred taxes are denominated:

	As at December 31
	2015	2014
	$ millions
Dollar	(3)	(15)
Euro	(1)	(10)
Shekels	(126)	(97)
Other	(22)	20
	(152)	(102)

4. For companies in Israel – the deferred taxes as at December 31, 2015 are calculated mainly at the weighted-average tax rate of 25.6% (December 31, 2014 – 25.6%). Regarding companies outside of Israel – see B above.

F. Taxes on income included in the income statements

1. Composition

	For the year ended December 31
	2015	2014(1)	2013(1)
	$ millions
Current taxes	159	76	186
Deferred taxes	(7)	37	(13)
Taxes in respect of release of trapped earnings	–	–	109
Taxes in respect of prior years(*)	10	53	(1)
	162	166	281

_____________________

(*)	Including deferred taxes in respect of prior years.

2. Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates in Israel (see A(2) above) and the tax expense presented in the statements of income:

	For the year ended December 31
	2015	2014	2013
	$ millions
Income before taxes on income, as reported in the statements of income	668	632	1,101
Statutory tax rate	26.5%	26.5%	25.0%
Theoretical tax expense on this income	177	167	275
Less – tax benefits arising from reduced tax rate applicable to an “Preferred Enterprise” and “Benefited Enterprise”	(22)	(43)	7
	155	124	282
Add (less) – the tax effect of:
Differences between the basis of measurement for tax purposes and for financial reporting purposes (the dollar)	-	13	(17)
Differences in respect of foreign subsidiaries	8	8	23
Non–deductible expenses	15	6	8
Additional deduction for tax purposes for foreign subsidiaries and withholding of tax at the source in respect of a dividend from outside of Israel	(23)	(35)	(6)
Taxes in respect of prior years	10	53	(1)
Elimination of tax calculated in respect of the Company’s share in profits of associated companies	(3)	(8)	(6)
Other differences	–	5	(2)
Taxes on income included in the income statements	162	166	281

Note 20 - Taxes on Income (cont’d)

G. Taxes on income relating to equity items

	For the year ended December 31
	2015	2014	2013
	$ millions
Tax recorded in other comprehensive income
Actuarial gains from defined benefit plan	(15)	24	(14)
Change in fair value of derivatives used for hedging cash flows	—	—	(1)
Taxes in respect of exchange rate differences on equity loan to a subsidiary included in translation adjustment	3	12	(4)
	(12)	36	(19)

Note 21 - Employee Benefits

A. Composition

	As at December 31
	2015	2014
	$ millions
Present value of funded obligations	706	865
Less – fair value of plan assets	669	766
	37	99
Present value of unfunded obligations	317	392
Post-retirement medical benefits	2	3
Recognized liability for defined benefit obligations plans	356	494
Liability for severance benefits	132	114
Total liability for employee benefits recognized in the statement of financial position	488	608

The liability in respect of employee benefits is presented in the statement of financial position as follows:

	As at December 31
	2015	2014
	$ millions
As part of non-current assets	89	66
As part of non-current liabilities	547	659
As part of current liabilities	30	15
	488	608

Composition of the plans’ assets:

	As at December 31
	2015	2014
	$ millions
Equity instruments
With quoted market price	210	232
Debt instruments
With quoted market price	175	203
Without quoted market price	138	161
	313	364
Deposits with insurance companies	146	170
	669	766

Note 21 - Employee Benefits (cont’d)

B. Linkage terms

	As at December 31
	2015	2014
	$ millions
Dollar	3	11
Euro	138	171
Israeli Shekel	288	361
British pound	57	63
Other	2	2
	488	608

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

b) The Group companies in Israel make current deposits in Insurance policies in respect of employees holding management positions. These policies provide coverage for the severance pay liability in respect of the said personnel. Under employment agreements, subject to certain limitations, these insurance policies are the property of the employees. The amounts funded in respect of these policies are not reflected in the balance statements of financial position since they are not under the control and management of the companies.

c) As to the balance of the liabilities that are not funded, as mention above, a provision is recorded in the financial statements based on an actuarial calculation.

2. Certain subsidiaries outside Israel

Since the countries wherein these subsidiaries operates have no law requiring payment of severance pay, the Group has not recorded a provision in the financial statements for possible eventual future severance payments to employees, except in cases where part of the activities of the enterprise is discontinued and, as a result, the employees are dismissed.

Note 21 - Employee Benefits (cont’d)

D. Pension and early retirement

Some of the Group’s employees in and outside of Israel (some of whom have already left the Group) have defined benefit pension plans (control and management of the Group companies) for their retirement. Generally, the terms of the plans provide that the employees are entitled to receive pension payments based on, among other things, their number of years of service (in certain cases up to 70% of their last base salary) or computed, in certain cases, based on a fixed salary.

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

Employees of a subsidiary in Sodom, Israel are entitled to early retirement if they meet certain conditions, including age and seniority at the time of retirement.

In December 2013, a plan was approved whereby a number of employees of the Rotem subsidiary may leave on early retirement prior to the retirement age provided by law. As a result, in 2013 the Group recorded an expense in the amount of about $60 million included in “other expenses” in the statement of income.

At the end of 2015, an efficiency plan was approved whereby it was decided to reduce the number of the Company’s employees in the United Kingdom. As a result of that stated, in 2015 an expense was recorded, in the amount of about $6 million, in the “other expenses” category in the statement of income.

On February 2, 2015, the Workers Council of Bromine Compounds Ltd. (“Bromine Compounds”), which belongs to ICL’s Industrial Products segment, started a full scale strike at Bromine Compounds’ plants in Neot Hovav and halted all shipments of goods from the plants. The strike at the plants came, among other things, in response to the efficiency programs the Company is currently executing in Neot Hovav, whereby the Company requested that a number of employees employed under a collective agreement will be dismissed and/or will leave under early retirement conditions. On February 19, 2015, in response to the termination letters that were sent to employees of Bromine Compounds, and further to similar efficiency discussions held at Dead Sea Works (“DSW”), the Workers Council of DSW gave notice of a full scale strike at DSW’s facilities in Sodom, including the bromine facility and the power station.

On May 28, 2015, an agreement was signed between DSW and Bromine Compounds, on the one hand, and between the General Workers Council (Histadrut), the DSW Workers Council and the Bromine Compounds Workers Council, on the other hand, ending the strike, the employment disputes and the legal proceedings pending among the parties, and allowing the immediate return of the employees to full employment (hereinafter: the “Agreement”).

The key elements of the Agreement are as follows:

1. 210 employees will voluntarily retire under the early retirement route.

2. 38 employees will end their employment by December 31, 2015 under the severance pay route (or earlier under certain conditions), and will be entitled to special severance pay in excess of that prescribed by law.

3. The parties consent to implementation of the efficiency plans in DSW and Bromine Compounds and to implementation of the plan to establish the regional shared services center (under ICL Israel).

4. During the period beginning on the signing date of the Agreement and up to completion of the efficiency plans or until December 31, 2018, whichever occurs first (the “Efficiency Period”), no collective dismissal, including early retirement which is not voluntary, shall take place in DSW and in Bromine Compounds. Despite the aforesaid, up to July 1, 2017, the management of Bromine Compounds may execute an early retirement plan which is not voluntary retirement, wherein up to 45 employees will retire subject to certain terms specified in the Agreement.

Note 21 - Employee Benefits (cont’d)

D. Pension and early retirement (cont’d)

5. During the Efficiency Period it was determined, among other things, that the management may transfer employees and may adjust the number of positions in the companies, perform structural and organizational changes, and establish and operate new installations and projects.

6. Management will be permitted to transfer employees under the existing employment agreements – this being in addition to the employee transfer provisions in Section e. above.

In light of the Agreement, in 2015, the Company increased the provision for employee benefits in respect of conclusion of employment by about $42 million.

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

F.

1. Movement in present value of defined benefit plans

	For the year ended December 31
	2015	2014
	$ millions
Obligation in respect of defined benefit plan at beginning of the year	1,260	1,241
Current service costs	36	37
Interest costs	37	49
Employee contributions	1	1
Benefits paid	(138)	(80)
Actuarial losses (gains) deriving from changes in financial assumptions	(94)	164
Actuarial gains deriving from changes in demographic assumptions	9	(6)
Past service cost	–	(6)
Changes in respect of exchange rate differences	–	(58)
Changes in respect of translation differences	(56)	(64)
Assets held for sale	(30)	(18)
Obligation in respect of defined benefit plan at end of the year	1,025	1,260

2. Movement in plan assets for defined benefit plans

	For the year ended December 31
	2015	2014
	$ millions
Fair value of plan assets at beginning of the year	766	761
Interest income	21	30
Actuarial gains recognized in equity	(22)	55
Employer contributions	5	22
Employee contributions	1	1
Benefits paid	(53)	(33)
Changes in respect of exchange rate differences	(1)	(33)
Changes in respect of translation differences	(31)	(37)
Assets held for sale	(17)	–
Fair value of plan assets at end of the year	669	766

Note 21 - Employee Benefits (cont’d)

F. (cont’d)

3. Expenses recognized in the income statement

	For the year ended December 31
	2015	2014	2013
	$ millions
Current service costs	36	37	43
Interest costs	37	49	48
Interest income	(21)	(30)	(26)
Past service cost	–	(6)	(9)
Exchange rate differences, net	1	(25)	19
	53	25	75

4. Actual and expected return

	For the year ended December 31
	2015	2014	2013
	$ millions
Actual return (loss) on plan assets	(1)	85	39
Expected yield on plan assets	21	30	26

5. Actuarial gains and losses recognized directly in equity

	For the year ended December 31
	2015	2014	2013
	$ millions
Cumulative amount (before tax) as at January 1	226	123	171
Actuarial losses (gains) deriving from changes in demographic assumptions	9	(6)	(1)
Actuarial losses (gains) deriving from changes in financial assumptions	(72)	109	(47)
Cumulative amounts (before tax) as at December 31	163	226	123
Deferred taxes in respect of actuarial gains and losses recognized directly in equity	(37)	(52)	(28)
	126	174	95

6a. Actuarial assumptions

Principal actuarial assumptions at the reporting date (expressed as weighted averages):

	For the year ended December 31
	2015	2014	2013
	%
Discount rate as at December 31	3.3	3.2	4.0
Future salary increases	2.9	3.4	4.4
Future pension increase	2.2	2.1	2.4

The assumptions regarding the future mortality rate are based on published statistics and accepted mortality tables.

In 2014, it was determined that there is a deep market for high quality corporate debentures in Israel. Accordingly, commencing December 31, 2014, the defined benefit obligation and other long-term benefits that are shekel-denominated or shekel-linked are to be discounted according to an interest rate derived from an interest curve based on the rate of the yields on high quality corporate debentures in accordance with IAS 19, Employee Benefits.

Note 21 - Employee Benefits (cont’d)

F. (cont’d)

6b. Sensitivity analysis

Assuming all other assumptions remain constant, the following reasonable possible changes effect the defined benefit obligation as of the date of the financial statements in the following manner:

	December 2015
	Decrease 10%	Decrease 5%	Increase 5%	Increase 10%
	$ millions
Significant actuarial assumptions
Discount rate	(50)	(25)	25	45
Salary increase	20	10	(11)	(21)
Mortality table	(19)	(9)	9	18

G.

The expenses recorded in respect of defined contribution plans in 2015 is about $23 million (in 2014 and
2013 – expenses were declared in the amounts of about $25.9 million and about $26.4 million, respectively).

The Group’s estimate of the deposits expected to be made in 2016 in funded defined benefit plans is about $16 million.

The Group’s estimate life of the defined benefit plans (based on a weighted average), as at the end of the period of the report, is about 12.2 years (2014– about 12.8 years).

H. Long-term remuneration plan

In May 2013, ICL’s Board of Directors decided to approve a long-term remuneration plan for about 11,300 employees of the Company in and outside of Israel who are not managers that participated in the Company’s options’ plan (which was approved in November 2012) based on terms defined in the plan. The maximum cost of the plan is about $45 million.

In August 2014, ICL’s Board of Directors decided to approve a long-term remuneration plan for about 11,800 Company employees in and outside of Israel that are not managers, who participated in the Company’s options and shares plan (which was approved on the same date) pursuant to the terms provided in the plan. The maximum cost of the plan is about $17 million.

As at the reporting date, the said terms were not met and, accordingly, no liability was included in the books in respect of these plans.

Note 22 – Provisions

A. Composition and changes in the provision

	Site restoration, removal and dismantling of property, plant and equipment items	Legal claims	Other	Total
	$ millions
Balance as at January 1, 2015	103	4	30	137
Change in respect of business combinations	10	1	–	11
Provisions made during the period	24	9	1	34
Provisions reversed during the period	–	(1)	(4)	(5)
Effect of the passage of time (due to discounting)	4	–	–	4
Payments during the period	(4)	(1)	(1)	(6)
Translation differences	(5)	(1)	–	(6)
Balance as at December 31, 2015	132	11	26	169

Note 22 – Provisions (cont’d)

A. Composition and changes in the provision (cont’d)

Presentation in the statement of financial position:

	As at December 31
	2015	2014
	$ millions
In current liabilities	42	35
In non-current liabilities	127	102
	169	137

B. Restoration of mines and mining sites

1. The Group recorded a provision for restoration of mines and mining sites. The provision is based on the present value of the cash flows based on an estimate of the future expenses that will be required to close down the mines and to restore the mining sites. The estimated closing date of the mines is based on a geological evaluation of the quantity of minerals remaining in the mines.

2. Pursuant to the provisions of Spanish law covering environmental protection in connection with areas affected by mining activities, in the year 2015, a subsidiary in Spain from the ICL Fertilizers segment (hereinafter – "ICL Iberia") has submitted to the Catalan Government Restoration Programs of mining sites for ICL Iberia’s two production sites, Suria and Sallent, (hereinafter – “the Restoration Plans”), which includes plans of removing the waste and dismantling of installations. The Restoration of Suria site is intended to last until year 2094 and for Sallent site until the year 2070. As at December 31, 2015, based on the Restoration Plans and according to ICL Iberia’s estimation, the total provision in the ICL Iberia’s books amounts to about $11 million. The provision was calculated on the basis of discounting the projected costs of removing the waste and dismantling of installations. Regarding the signing of the agreement of understandings with the Government of Catalonia, which is intended to regulate the obligations of ICL Iberia to restore the site – see Note 23 below.

3. A manufacturing facility of the Group in Neot Hovav, Israel has solid waste. Pursuant to the requirements of the Israeli Ministry of Environmental Protection, the subsidiary is required to treat the existing waste (historical), which is stored on a special site on the facility's premises, as well as the ongoing waste that is produced in the facility's present manufacturing processes. The treatment will be partly through a restoration facility of hydro-bromine acid, operated by the subsidiary, while part of the waste will be sent outside for treatment. As part of the treatment processes of the historical waste that began in 2015, it was found that additional costs are required to be incurred, due to, among other things, the need to use higher-cost raw materials. In light of that stated, the Company recorded an additional provision, in the amount of about $20 million, which was recorded in the "other expenses" in the statement of income. As at December 31, 2015, the total provision for treatment of waste amounts to about $65 million. In the Company's estimation, based on the information it has as at the approval date of the financial statements, the provision covers the estimated cost of treating the historical waste.

Note 23 - Commitments, Concessions and Contingent Liabilities

A. Commitments

(1) Several of the Group’s subsidiaries have entered into agreements with suppliers in and outside of Israel for the purchase of raw materials in the ordinary course of business, for various periods ending on December 31, 2022. The total amount of the commitments under the said purchase periods of the agreements is approximately $664 million as of December 31, 2015.

(2) Several of the Group’s subsidiaries have entered into agreements with suppliers for acquisition of property, plant and equipment. As at December 31, 2015, the subsidiaries had capital purchase commitments of about $230 million.

(3) A subsidiary in England has entered into 114 long-term land contracts for the lease of land used to mine potash. The lease fees are generally determined based on the quantity of potash mined in each leased area. The two main lease contracts run up to 2020 and 2035. The contracts are usually signed for a term of 35 to 50 years. As at the date of the report, the remaining term covered by the lease contracts range from 5 to 23 years.

Note 23 - Commitments, Concessions and Contingent Liabilities (cont’d)

A. Commitments (cont’d)

(4) In 2003, a long-term (20 year) supply agreement was signed between an Israeli subsidiary and a non-Israeli corporation commencing from January 2004, for the supply of bromine and bromine compounds by the subsidiary.

(5) The Articles of Association of the Company and its Israeli subsidiaries include provisions that permit exemption, indemnification and insurance of the liability of officers, all in accordance with the provisions of the Israeli Companies Law.

The Company, with the approval of the Audit Committee, the Board of Directors and the General Meeting of the shareholders, granted its officers an exemption and letters of indemnification, and has also taken out an insurance policy covering directors and officers. The insurance and the indemnity do not apply to those cases specified in Section 263 of the Israeli Companies Law. The exemption is for damage caused and/or that will be caused by such officers, due to a breach of the duty of care to the Company. Commencing from the date of registration of the Company’s shares for trading in the United States, the amount of the indemnification payable by the Company under the letter of indemnification, in addition to amounts received from an insurance company, if any, for all of the officers on a cumulative basis, for one or more of the events detailed therein, was limited to $350 million ($250 million up to the date of registration of the Company’s shares for trading in the United States). The insurance is renewed annually. The coverage in effect (including a joint layer with the parent company in the amount of $20 million) is in the aggregate amount of $220 million.

(6) Several of the Group’s subsidiaries in Israel have signed agreements with various natural gas vendors for the supply of natural gas to the Group’s manufacturing facilities in Israel. The Company committed to “take or pay” with respect to a minimum annual quantity of gas in a scope and in accordance with the mechanism provided in the agreements. The total quantities under the currently existing agreements should provide the Group all its gas needs until September 30, 2017, including quantities required to operate the power station the Group intends to construct in Sodom, Israel, which is expected to start in the second half of 2016. The supply of the gas under the currently existing agreements is for a term ending September 30, 2017. In 2012, the Council for Natural Gas Matters published a decision regarding arrangement of use of the natural gas pipeline capacity from the Tamar drilling rig up to the exit point of the natural gas from the receiving station in Ashdod (hereinafter – “the Gas Authority Decision” and “the Gas Pipeline”). The Gas Authority Decision stipulates that the gas pipeline capacity is limited and it is not able to supply the entire amount of the anticipated demand in the upcoming years. Accordingly, the Gas Authority Decision provides, among other things, that upon a shortage of capacity in the production of gas, allocation of the supply of gas will be pro rata among all the consumers connected to the national gas transport system, based on the formula provided in the Gas Authority Decision. In addition, as part of the Gas Authority Decision, certain limited exceptions were provided for the pro rata mechanism regarding assurance of capacity for supply of certain quantities of natural gas to the transport network’s consumers and giving priority with respect to utilization of natural gas in the Israel Natural Gas Lines transport pipeline (“linepack”) to consumers that signed an agreement with the Yam Thetys Group and/or with the Tamar Group prior to August 14, 2012. This arrangement of the transport capacity is different than allocation provisions with respect to capacity in the gas pipeline upon a shortage of capacity, which were included in the Tamar agreement. To the best of the Company’s knowledge, the pro rata mechanism in the Gas Authority Decision should increase the amount of gas supplied to the Company upon a shortage of capacity in the gas pipeline in accordance with the Tamar agreement. As at the date of the report, it is not known how the Gas Authority Decision will be implemented and/or its impact on the Yam Thetys agreement and/or on the Tamar agreement. The Company anticipates that the amount of the annual consumption of the gas, after operation of the power station, as is expected to be received based on the Yam Thetys agreement and the Tamar agreement, will be about BCM 0.76.

(7) In June 2012, the Company entered into agreements regarding a project to construct a new cogeneration power station in Sodom, Israel (hereinafter—“the Project”). The power station will have a production capacity of about 230 megawatt hours and about 330 tons of steam per hour, which will supply electricity and steam requirements for the production plants at the Sodom site. The Company intends to operate the new power station concurrently with the existing power station, which will be operated on a partial basis in a “hot back up” format, to produce electricity and steam. The total electricity production in the short term will be 245 megawatt hours. The Company also intends to utilize its present gas contracts and thereafter to enter into new gas contracts in order to run the power station.

Construction of the project was expected to be completed in the second half of 2015. In 2015, the executing contractor (the Spanish Company “Abengoa”) experienced difficulties and pursuant to the decision of the Spanish court delivered in November 2015, it was granted protection from its creditors up to the end of the first quarter of 2016. The Company is examining the possibility of continuing execution of the construction work of the power station and completion thereof. In light of that stated, the Company expects to complete the project and to commence operation of the power station in the second half of 2016, with additional costs that are not material.

Note 23 - Commitments, Concessions and Contingent Liabilities (cont’d)

A. Commitments (cont’d)

(8) Subsequent to the date of the report, on February 24, 2016, the Company signed a long term agreement with Albemarle for supply of polymer flame retardants, a modern product produced in ICL’s factories in the Netherlands and in Israel. The agreement is subject to preconditions, among others, approval of the Antitrust Authority in Israel. In the framework of the agreement, Albermarle will supply the Company all the bromine it needs to produce GreenCrest® (Albermarle’s brand name).

B. Concessions

(1) Dead Sea Works Ltd. (DSW)

Pursuant to the Israeli Dead Sea Concession Law, 1961 (hereinafter—”the Concession Law”), as amended in 1986, and the concession indenture attached as an addendum to the Concession Law, the Company was granted a concession to utilize the resources of the Dead Sea and to lease the land required for its plants in Sodom for a period that is expected to end on March 31, 2030, accompanied by a priority right to receive the concession after its expiration, should the Government wish to offer a new concession.

In August 2015, the Minister of Finance appointed a team for the establishment of the “governmental activities to be conducted towards the end of the concession period”. In September 2015, the team published a request for comments of the public regarding positions and viewpoints in connection with the end of the concession, which are to be submitted by the end of March 2016. The team is expected to submit its recommendations to the Minister of Finance by May 2016. There is no certainty as to what the recommendations of this committee will be with regard to the procedures that the government will undertake in connection with the existing concession and as to the manner in which future mining rights will be granted.

According to the Concession Law, ICL has a right of first offer in the event that following the expiration of the current concession the government would offer new concession rights to a third party.

The Minister of Finance also appointed a second team designated to establish certainty regarding the manner in which, according to the current concession, the replacement value of DSW’s tangible assets will be calculated at the end of the concession period in the event such assets are to be returned to the government. The actual calculation will be executed only in 2030.

This team was expected to submit its recommendations to the Minister of Finance by March 2015. There is no certainty as to what the recommendations of this team will be with regards to the above mentioned and as to whenever they are expected to be submitted.

In addition, there is no certainty as to how the government will interpret the Concession Law, the manner in which this process and methodology will eventually be implemented, as well as how the value of the tangible assets will be calculated.

In consideration of the concession, the Company pays royalties to the Government of Israel, calculated at the rate of about 5% of the value of the products at the factory gate, less certain expenses, where according to the Salt Harvesting agreement, the royalties rate in respect of the annual quantity of potash sold in excess of 1.5 million tons is 10% (in place of 5%). In addition, according to the Salt Harvesting agreement, if legislation is enacted that changes the specific fiscal policy in connection with profits or royalties deriving from mining of quarries from the Dead Sea, the Company’s consent will not apply regarding an increase in the rate of royalties on the surplus quantities referred to above, commencing from the date on which additional tax is collected as stated in the legislation. On November 30, 2015, the Economic Efficiency Law was published, including the implementation of the Sheshinski recommendations, which address royalties and taxation of excess profits from Dead Sea minerals. The law entered into effect on January 1, 2016. For further details see – Note 20(5) above.

DSW granted a sub-concession to Dead Sea Bromine Ltd. to produce bromine and its compounds from the Dead Sea, the expiration date of which is concurrent with the DSW's concession. The royalties in respect of the products manufactured by the Bromine Company are received by DSW from the Bromine Company, and DSW then pays them over to the State.

In addition, there is an arrangement relating to payment of royalties by Dead Sea Magnesium for production of metal magnesium by virtue of a specific arrangement with the State provided in the Government’s decision dated September 5, 1993. Pursuant to the arrangement, royalties are paid by Dead Sea Magnesium on the basis of carnallite used for production of magnesium.

Note 23 - Commitments, Concessions and Contingent Liabilities (cont’d)

B. Concessions (cont’d)

The arrangement with Dead Sea Magnesium provides that during 2006 the State may demand a reconsideration in connection with the amount of the royalties and the method or their calculation for 2007 and thereafter. The State’s demand for reconsideration, as stated, was first received at the end of 2010, and the matter is presently in an arbitration proceeding, as described below.

In 2007, a letter was received from the Accountant General of the Israeli Ministry of Finance, claiming an underpayment of royalties amounting to hundreds of millions of shekels. Pursuant to the concession, disputes between the parties relating to the concession, including royalties, are to be decided by an arbitration panel of three arbitrators (each side appoints an arbitrator and these two appoint the third). On January 9, 2011, the State of Israel and DSW decided to turn to arbitration for purposes of deliberating and deciding the issue of the manner of calculation of the royalties under the concession and royalties to be paid for magnesium metals and payment or refunds (if any) due deriving from these matters. Each of the parties appointed an arbitrator on its behalf and these arbitrators appointed the third arbitrator.

In the statement of claim filed by the State of Israel in the arbitration proceedings, the State of Israel is claiming the amount of $265 million in respect of underpayment of royalties for the years 2000 through 2009, with the addition of interest and linkage differences, and a change in the method of calculating royalty payments from the sale of metal magnesium.

On May 19, 2014, a partial arbitration decision was received regarding the royalties’ issue. Based on the principles of the decision received, DSW is also required to pay the State royalties on the sale of downstream products manufactured by companies that are controlled by ICL that have production plants located both in and outside the Dead Sea area, including outside of Israel. The royalties are to be paid according to the value of the downstream products, which will be set according to the formula described in Section 15(a)(2) of the Concession Deed, based on the selling price of the downstream products to unrelated third parties less the deductions set forth in subsections (I), (II) and (III) of that Section. Regarding metal magnesium, it was decided that the State of Israel and DSW are to exhaust their discussions on the subject of the royalties to be paid by DSW on metal magnesium, and if no agreement is reached the matter is to be returned to arbitration. As a result of the partial arbitration decision, the Company recorded a provision in 2014, in the amount of about $135 million for the years 2000 through 2013. The amount of this provision includes, among other things, interest and is net of the tax effect (the amount of about $149 million in respect of royalties for prior periods plus interest of about $31 million and net of the tax effect, in the amount of about $45 million). The arbitrators’ decision is partial and its main decision is with respect to payment of royalties on downstream products, as mentioned above. All the principles have not yet been determined whereby the financial calculations will be made. Such principles are being discussed in the second and current stage of the arbitration. In 2015, as a result of decisions made as part of the arbitration discussions in connection with the principles for the manner of calculating the royalties, the Company increased the provision by about $10 million.

In November 2015, as part of the second stage of the royalties arbitration, the State submitted an opinion on its behalf relating, mainly, to the principles whereby the interest to be added to the royalties’ payment in the relevant arbitration period is to be calculated. As part of the said opinion, the State presented two optional calculation methods, the results of which yield the amounts of NIS 230 million (about $59 million) and NIS 460 million (about $118 million). The Company disagrees with the State’s position and calculations, and in January, 2016, it submitted its position regarding calculation of the interest.

The Company estimates that the chances that its position will be accepted regarding the manner of calculating the royalties, based on the decision of the arbitrators in the partial decision, and regarding the principles for calculating the interest, are higher than the chances that they will be rejected.

In 2015, 2014 and 2013, DSW paid current royalties to the Government of Israel in the amounts of about $97 million, about $84 million and about $110 million, respectively. In addition, in 2015, the Company paid an amount of about $152 million, in respect of royalties relating to prior periods.

Note 23 - Commitments, Concessions and Contingent Liabilities (cont’d)

B. Concessions (cont’d)

(2) Rotem

Rotem has been mining phosphates in the Negev in Israel for more than fifty years. The mining is conducted in accordance with phosphate mining concessions, which are granted from time to time by the Minister of National Infrastructures under the Mines Ordinance, through the Supervisor of Mines in his Office (hereinafter—“the Supervisor”), accompanied by mining authorizations issued by the Israel Lands Administration (hereinafter—“the ILA”). The concessions relate to the quarry (phosphate rock) whereas the authorizations relate to use of land as active mine sites.

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

In September 2012, a committee was set up by the Director General of the Israeli Ministry of Energy and Water, to examine the phosphates sector in order to look into the use of the phosphate resource in Israel. The committee published its recommendations and, among other things, recommended to examine the possibility of imposing certain restrictions on the manner of the mining and utilization of the phosphates, and also recommended to approve mining in additional fields, such as, the Barir field.

As at the reporting date, no operative decisions had been made based on the committee’s recommendations.

Mining royalties

In respect of mining of the phosphate, Rotem is required to pay the State of Israel royalties based on a calculation format stipulated in the Israeli Mines Ordinance. The calculation format for the royalties was updated in February 2010 as part of a compromise agreement that settled all the disputes regarding past royalties and formulas for future royalties. On November 30, 2015, the Economic Efficiency Law was published, including the implementation of the Sheshinski recommendations, which address royalties and taxation of excess profits from Dead Sea minerals. The law entered into effect on January 1, 2016. For further details see – Note 20(5) above.

In 2015, 2014 and 2013, Rotem paid royalties to Israeli government in the amounts of approximately $3.5 million, $3 million and $4 million, respectively.

Planning and building

The mining and quarrying activities require zoning approval of the site based on a plan in accordance with the Israeli Planning and Building Law, 1965. These plans are updated, as needed, from time to time. As at the date of the report, there are various requests at different stages of deliberations pending before the planning authorities.

At the end of 2009, according to the recommendation of a team accompanying preparation of a new site plan for the Zin-Oron area in Israel, the Local District Board approved extension of the execution stages of the site plan from 1991, which zones the Zafir site (Zin-Oron) for mining up to the end of 2013. In September 2013, the Local District Board approved extension of additional stages up to the end of 2015.

In August 2015, the District Committee decided to deposit a new mining plan for the Zin Oron area, and also decided to further extend the stages for the plan in effect up to the end of 2016, in order to provide a plan framework for the work being performed on the area for a period of time intended for completion of the required processes for deposit of the new plan and its actual approval.

The Company is working to promote the plan for mining phosphates in Barir field (which is part of Zohar South) in the Negev Desert.

Note 23 - Commitments, Concessions and Contingent Liabilities (cont’d)

B. Concessions (cont’d)

In December 2015, the National Planning and Building Council approved the Policy Document regarding Mining and Quarrying of Industrial Minerals (the "Policy Document"), which includes, among other things, a recommendation to permit phosphates mining including at Barir field. The Policy Document that was approved will set the basis for preparation of a national outline plan (“the National Outline Plan”) for mining and quarrying to also be approved by the National Planning and Building Council. Along with the approval of the Policy Document, the National Planning and Building Council ordered the Planning Administration to raise the matter of the order to prepare a detailed plan for Barir field (“the Barir Plan”) at one of its upcoming meetings.

In addition, in February 2016 the municipality of Arad, together with several other plaintiffs, including, among others, residents of the town Arad, the communities and Bedouin villages surrounding the area, filed a motion with the Israeli Supreme Court of Justice against the approval of the Policy Document to authorize phosphate mining in the Zohar South area due to their fear from environmental and health dangers. The Company believes that the mining activities in Barir field do not involve any risks to the environment or to people.

There is no certainty that the National Outline Plan and the Barir Plan will be approved at all or as will be submitted, in light of the opposing position of the Health Ministry, among other things. Moreover, there is no certainty regarding the timelines for the submission of the Plans, the approval thereof or of further developments with respect to Barir field.

If mining approval is not received for the Barir field, this will significantly impact the Group’s future mining reserves in the medium and long term.

(3) A subsidiary in Spain from the ICL Fertilizers segment (hereinafter – “ICL Iberia”) was granted mining rights based on legislation of Spain’s Government from 1973 and the regulations accompanying this legislation. Further to the legislation, as stated, the Government of the Catalonia region published special mining regulations whereby ICL Iberia received individual licenses for each of the 126 different sites that are relevant to the current and possible future mining activities. Some of the licenses are valid up to 2037 while the rest are effective up to 2067. Regarding “Reserva Catalana”, an additional site wherein mining has not yet been commenced, it was clarified that in 2007 a process was commenced for extension of the concession period, which ended in 2012, for an additional 30 years. In light of the changeover of the governments in Spain, the administrative processes of the National Mining Authority with respect to extending the concession period have not yet been completed. As at the reporting date, ICL Iberia is in the process of renewing the rights. According to the Spanish authorities, the concession period is valid until a final decision is made regarding renewal of the concession period.

(4) The mining rights of a subsidiary in the United Kingdom, from the ICL Fertilizers segment (hereinafter—”ICL UK”) are based on approximately 114 mining leases and licenses for extracting various minerals, in addition to numerous easements and rights of way from private owners of land under which ICL UK operates, and mining rights in the North Sea granted by the British Crown (“Crown Estates”). As at the date of the report, all the lease periods, licenses, easements and rights of way are effective – some of the said periods will expire up to 2020 whereas some will continue up to 2038. In 2015, the mining royalties amounted to about $5 million.

(5) ICL UK has peat mines in the U.K. (Creca, Nutberry and Douglas Water). Peat is used as a raw material for production of professional grade growing media for ornamental plants.

The Nutberry and Douglas Water mining sites are owned by the ICL UK, while the Creca mine is held under a long-term lease. The mining permits are granted up to the end of 2024. The mining permits are granted by the local authorities and are renewed after examination of the local authorities. The last time the mining permit for Creca was renewed was in 2010 (for a period of 14 years up to the end of 2024) whereas the mining permits for Nutberry and Douglas Water were renewed in 2014 (for a period of 10 years up to the end of 2024).

(6) YPH JV, which is controlled by ICL UK, holds two phosphate mining licenses that were issued in July, 2015, by the Division of Land and Resources of the Yunnan district in China, with reference to the Haikou Mine (“Haikou”), which is valid up to January, 2043 and the Baitacun Mine (“Baitacun”), which is valid up to November 2018.

Note 23 - Commitments, Concessions and Contingent Liabilities (cont’d)

B. Concessions (cont’d)

The mining right of Haikou was previously owned by YPC. According to the Mining Concession Grant Contract of Haikou Mine entered into by and between YPC and the Land and Resources Department of Yunnan Province (together with its local equivalents, "Resources Department") in November 2012, the total price to be paid to the Resources Department in consideration for the mining concession of Haikou was about $27 million which has been paid in full (not including mineral resources compensation fees and other charges required by applicable PRC laws). The mining right of Baitacun was previously owned by YPC as well. However, YPC did not enter into a concession agreement since the Baitacun mining right was obtained by YPC before the relevant PRC laws requiring the Resources Department to sign such agreements were published. As part of the formation of YPH JV, in October 2015, the mining rights related to Haikou and Baitacun were transferred to YPH JV.

Renewal of Mining License - to retain the Haikou and Baitacun licenses, YPH JV has to comply with the provisions of the relevant Chinese laws and regulations regarding mining activities. In particular, YPH JV has to conduct annual check with regard to its mining licenses. The items to be examined in the annual check mainly include: whether the taxes, fees, premiums relating to the mining license and mining activities conducted by a company have been paid in full; whether the annual reserve report (as applicable) have been submitted; whether various mining parameters have met the standards required by law; whether land reclamation has been conducted and whether there are any penalties imposed on the company or violation of laws by the company. In addition, YPH JV has to submit the renewal application to the Resources Department 30 days prior to the expiry of the applicable mining license.

Additional Payments - in respect of the mining rights, YPH JV is required to pay the authorities a “Mineral Resources Compensation Fee” at the rate of 2% of YPH JV’s sales revenue of rock phosphate mined from Haikou and Baitacun. In addition, YPH JV is required to pay a “Resource Tax”, which at the present time stands as 15 yuan per tonne of YPH JV’s sale volume of rock phosphate mined from the Haikou Mine and the Baitacun Mine.

Grant of Mining Rights to Lindu - according to a statement issued by YPC on February 29 ,2016, YPC entered in 2010 into agreements with the local authority of Jinning County, Yunnan Province and Jinning Lindu Mining Development and Construction Co., Ltd. (“Lindu”), according to which, Lindu can mine up to two million tons of phosphate rock from a certain area of 621 mu (equivalent to 0.414 km2), within the area of the Haikou (the “Daqing Area”) and sell such phosphate rock to any third party at its own discretion. However, as of the date of such statement, YPC believes that Lindu has not conducted any mining or sale according to such agreements. Prior to the formation of YPH JV, YPC proposed to the relevant local authority of Jinning County and Lindu Company to swap the rights granted to Lindu in the Daqing Area with another area which is not a part of Haikou and have Lindu Company mine in that area, so as to ensure that the interest of YPH JV would not be affected by the mining and sale conducted by Lindu Company. However, due to personnel changes in the relevant local authority of Jinning County and Lindu Company, the negotiation is still on-going. YPC undertakes to continue to promote the negotiation, so as to ensure that YPH JV’s mining right in the Haikou will not be adversely affected by the above-mentioned arrangements regarding Lindu’s mining rights within the Daqing Area.

(7) The Company holds a potash mining license for the Danakhil mine in the Afar region in Northeast Ethiopia, through its acquisition of Allana, which was granted on October 8, 2013 by the Ministry of Mines in Ethiopia. The mining license is valid for a period of 20 years and may be renewed for an additional period of 10 years each.

Pursuant to the Ethiopian Mining Proclamation and the mining agreement, Allana Potash Afar Plc (a subsidiary of Allana) was required to complete the development stage and start the production stage no later than October 8, 2015 (within two years from the effective date of the mining license). As at the date of the report, the Company had not yet completed the development stage and, therefore, the Government of Ethiopia may revoke the mining license. The Company is holding discussions with the Government of Ethiopia related to the application submitted by the Company for the transfer of the mining license to a newly established company and extending the development period in light of the Company’s takeover of Allana, which can result to additional payments. In the Company’s estimation, an arrangement will be reached with the Ethiopian authorities for extension of the development period.

The Company is currently researching the project’s feasibility and technical and operating requirements, and initial work has begun on preparing the site for further construction. Although the development program is still in the exploratory stage, the Company estimates that production will commence in 2020. In addition, The Company intends to develop the mine for production of potassium chloride (MOP) and potassium sulfate (SOP).

C. Contingent liabilities

(1) As of December 31, 2015, the total guarantees provided by the Group to third parties amount to $78 million. The guaranties provided by the Group in respect of loans taken out by the Group’s subsidiaries amount to about $1,996 million.

(2) During the 1990s, several claims were made against a few of the Group’s subsidiaries in respect of plaintiffs from various countries, who worked mostly as banana plantation workers, who allegedly have been injured by exposure to Di Bromo Chloropropane (‘‘DBCP’’) produced, many years ago, by a number of manufacturers, including large chemical companies. As at the date of the report, the Group’s subsidiaries are parties to one legal proceeding by 9 plaintiffs who are requesting certification of their claim as a class action. The claim is for bodily injury and therefore the amount for the claims has not been stated. In accordance with the Company’s management opinion, it is not possible, at this stage, to estimate the outcome of the above claims due to their complexity and the multiple parties involved.

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

b) Pending proceedings relating to the Kishon River, Israel

Between 2001 and 2005, a number of claims for monetary damages were filed in the Haifa District Court against the Company and a series of other defendants (including the State of Israel) by 50 individuals (or their heirs or dependents), most of them fishermen who worked, according to the claims, in the Kishon’s fishing harbor, claiming that the flowing of sewage into the Kishon River by each of the chemical plants operating on the river banks caused the plaintiffs’ cancer and other illnesses. In 2013, a court decision was issued rejecting all the claims. In 2014, a notice of appeal was filed by seven plaintiffs that were subsequently rejected by the Supreme Court on September 2015.

Note 23 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont’d)

Between 2000 and 2007, a number of claims were filed in the District Court at Haifa against a list of defendants by former soldiers (and their heirs and dependents). The plaintiffs claim that contact with toxic substances in and around the Kishon River caused them cancer and other diseases (“the Claims of the Soldiers”).

In June 2013, a court decision was rendered rejecting the claim for damages of 72 former soldiers (and their heirs and dependents) in the consolidated cases, with no order for expenses, except for one claim made by 17 soldiers. On September 24, 2015, the Supreme Court completely rejected the appeals of the soldiers, and also rejected the counter-appeal regarding not charging the soldiers for expenses.

c) On June 7, 2015, a request was filed for its certification of a claim as a class action, in the District Court in Tel Aviv–Jaffa, against eleven defendants, including a subsidiary, Fertilizers and Chemical Ltd (ICL Haifa), in respect of claims relating to air pollution in Haifa Bay and for the harm allegedly caused from it, to the residents of the Haifa Bay area. The amount of the claim is about NIS 14.4 billion (about $3.8 billion). A preliminary hearing was scheduled for June 15, 2016. The Company is studying the request. In light of the complexity of the process and the early stage of the proceeding, as well as the fact that opinions have not yet been received from the various experts, it is difficult to predict the outcome of the proceeding. Nonetheless, in the Company’s estimation, based on the initial factual data provided to it and the relevant court decisions, the chances that the plaintiffs’ contentions will be rejected exceed the chances that they will be accepted.

(4) Increase in level of Pond 5, Israel

The minerals from the Dead Sea are extracted by way of solar evaporation, whereby salt precipitates onto the bed of one of the evaporation ponds at Sodom, in one of the sites of Dead Sea Works (hereinafter – “DSW”). The precipitated salt creates a layer on the pond bed of approximately 20 million tons annually. The process of production of the raw material requires that a fixed brine volume is preserved in the pond. To this end, the water level of the pond is raised by approximately 20 centimeters annually.

The Ein Boqeq and Hamei Zohar hotels, the town of Neve Zohar and other facilities and infrastructures are located on the western beach of this pond. Raising the water level of the pond above a certain level is likely to cause structural damage to the foundations and the hotel buildings situated close to the water’s edge, to the settlement of Neve Zohar and to other infrastructure on the western shoreline of the pond. This situation requires establishment of defenses for the facilities and infrastructures of the hotels located on the shores of Pond 5.

In December 2007, an agreement was signed between the State and the Company and in July 2012 an appendix was added thereto, addressing the urgent shoreline protections the purpose of which is to permit raising the water level while protecting the structures and infrastructures located along the shoreline of Pond 5, this being up to the time of stabilization of the water level in this pond as part of the Salt Harvesting Project (see below). DSW will bear 39.5% of the financing and the government of Israel will bear the remaining cost.

In July 2012, an agreement was signed with the Government of Israel, regarding “Execution and Funding of the Dead Sea Works Protection Project and Increase of the Royalties Paid to the State” (hereinafter – “the Salt Harvesting Project”).

The purpose of the Salt Harvesting Project is to constitute a solution for the raising of the water level in the Pond and stabilizing of the water therein at a fixed level by harvesting of the salt from this pond and transferring it to the Northern Basin of the Dead Sea. The highlights of the agreement are set forth below:

A. The planning and execution of the Salt Harvesting Project will be performed by DSW.

B. The Salt Harvesting Project as well as the project for the new pumping station that is to be constructed, constitute an Israeli national infrastructure project that will be promoted by the Israeli Committee for National Infrastructures.

C. Starting from January 1, 2017, the water level in Pond 5 will not rise above 15.1 meters in DSW’s network (about 390 meters below sea level). DSW will be required to pay compensation in respect of any damages caused as a result of a rise of the water level beyond the level determined. If there is a material deviation from the timetables for construction of the Salt Harvesting Project as a result of a requirement for changes by the planning institutions, as a result of which the Plan is not approved on time, or due a decision of a judicial tribunal that caused a delay of at least one year in provision of effect to the Salt Harvesting Project by the planning institutions, without the Company having violated its obligations, the Company will be permitted to request raising of the water level above that stated above.

Note 23 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont’d)

In December 2015, National Infrastructures Plan 35A (“the Plan”), which includes the statutory infrastructure of the Salt Harvesting project in the evaporation ponds through, among other things, the construction of a new pumping station in the northern basin of the Dead Sea, was approved by the plenary National Infrastructures Committee. Following the above approval, in March 2016, the Government also approved the Plan.

D. According to the Dead Sea Protection Company Ltd., as at October 2010, the total cost of the Salt Harvesting Project was estimated to be in a nominal amount of NIS 7 billion (a discounted amount of NIS 3.8 billion – hereinafter – “the Discounted Amount”) (a discounted amount of about $1 billion). The Company will bear 80% and the Government will bear 20% of the cost of the Salt Harvesting Project, however the Government’s share will not exceed the Discounted Amount, linked to the CPI and bearing interest of 7%.

E. Increase in the rate of the royalties from 5% to 10% of sales, for quantities of chloride potash DSW sells in excess of 1.5 million tons annually. This increase applies to sales starting January 1, 2012. In addition, in respect of the period January 1, 2010 through January 1, 2012, the Company agreed to an additional royalty charge, at the rate of 5%, only on annual sales exceeding 3.0 million tons.

F. In July 2012, the Government committed that at this time it sees no need to make additional changes to its specific fiscal policy regarding mining from the quarries at the Dead Sea, including the commercial utilization thereof and, accordingly, at this time, it will not initiate and will not object to, as applicable, proposed laws regarding this matter. The Company’s consent to the increase of the rate of the royalties, as stated in E above, is contingent on implementation of the Government of Israel’s decision, as stated in this Section. The agreement further provides that if legislation is enacted that changes the specific fiscal policy in connection with profits or royalties deriving from mining of quarries from the Dead Sea, the Company’s consent will not apply regarding an increase in the rate of royalties on the surplus quantities referred to above, commencing from the date on which additional tax is collected as stated in the legislation. On November 30, 2015, the Economic Efficiency Law was published, including the implementation of the Sheshinski recommendations, which address royalties and taxation of excess profits from Dead Sea minerals. The law entered into effect on January 1, 2016. For further details see – Note 20(5) above.

(5) The subsidiary in Spain (hereinafter – "ICL Iberia") has two potash production centers in Spain in the towns of Suria and Sallent. As a by-product of the potash production process, salt is produced and heaps up in piles, most of which, at the present time, is not usable. To operate in Spain, an environmental license and an urban license are required.

Regarding the Sallent site, in October 2013, the regional court issued a judgment disqualifying ICL Iberia's environmental mining license, contending that there were defects in provision of the license by the Government of Catalonia. On September 25, 2015, the Supreme Court affirmed this judgment. In February 2014, the regional court also disqualified the urban license, contending that the license does not comply with the required conditions for piling up salt on the site. In connection with the validity of the urban license after issuance of the decision of the Supreme Court, the local planning board (CUCC) of Catalonia determined new provisions, including limitation of the height of the salt pile and temporary extension of the salt piling activities up to the earlier of June 30, 2017 or when the salt pile reaches a height of about 538 meters. As at the date of the report, the height of the salt pile is 509 meters. In November 2015, the regional court confirmed that the new provisions conform to the provisions of the court's decision.

As at the date of the report, ICL Iberia's environmental mining license, from the Government of Catalonia, had not yet been renewed. Nonetheless, in November 2015, ICL Iberia and the Government of Catalonia signed a cooperation agreement memorandum of understanding that defines ICL Iberia’s activities in the country as preferential activities and the potash industry as a public strategic interest. The purpose of the agreement is to arrange all the mining activities, including environmental protection and support for the matter of regulation, transportation and infrastructures. Furthermore, the agreement relates to the matter of ICL Iberia’s obligation to removal the salt pile on the Sallent site, including completion of the restoration plan of the site, all of which is to be completed no later than 2070 (the removal of the salt pile should be completed by 2065). This agreement foresees transitory measures constituting an interim solution to allow ICL Iberia to continue its activities at the Sallent site.

ICL Iberia’s estimation, when negotiations on the detailed agreement are concluded, the agreement should advance the procurement of the environmental permit to allow pile up salt after June 30, 2017, which is currently invalid, and will settle ICL Iberia’s obligations to subsequently restore the site.

Regarding the Suria site, in April 2014, after a favorable survey was received from the Environmental Protection Authority in Catalonia, ICL Iberia received an environmental license that complies with the new environmental protection regulations in Spain (autoritzacio substantive), this being after ICL Iberia received the municipal license.

Note 23 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont’d)

In January 2016, following complaints from competitors in the salt market in Spain, the European Commission announced that it will investigate whether ICL Iberia received illegal aid from the Spanish authorities regarding two issues:

(1)	whether the guarantee amounts related to environmental protection (the guarantees that are supposed to cover the potential cost of rehabilitation of the land), which were originally set at $2 million, are lower than the amount required by the EU and national and regional environmental rules; and

(2)	whether ICL Iberia should bear the cost of the environmental protection measures, in the amount of about $9 million, which was financed by the Spanish authorities.

The Company disagrees with the above claims and given the preliminary stage of these proceedings, the legal measures that need to be taken are still being examined. However, in the Company’s estimation, based on its preliminary discussions with the Spanish authorities, the chances that the above claims will be rejected are higher than the chances that they will be accepted.

(6) In August 2013, a request for certification of a claim as a class action against the Company, Israel Corporation Ltd., Potashcorp Cooperative Agricultural Society Ltd., the members of the Company’s Board of Directors and its CEO, was filed in the District Court in Tel-Aviv, on the grounds of a misleading detail, deception and non-disclosure of a material detail in the Company’s reports, this allegedly being in violation of the provisions of the Securities Law and the general laws in Israel. The aggregate amount of the damage claimed is $0.70 billion (NIS 2.75 billion) or $0.84 billion (NIS 3.28 billion) (the amount of the claim depends on the share price used for calculating the alleged damages). In November 2014, a hearing on the motion to certify a class action was held. During the year 2015, proceedings took place to advance a compromise agreement that were later discontinued by the parties. As at the date of the report, a court decision on the request had not yet been rendered. In the Company's estimation, the chances that the allegations against the Company will be dismissed exceed the chances that the allegations will be accepted. Accordingly, no provision was included in the financial statements.

(7) In 2014, ICL received a petition submitted to the District Court in Israel in respect of a purported class action against its subsidiary, Dead Sea Works. According to the petition, the plaintiff is a farmer who has bought and currently buys potash in Israel, which is produced by Dead Sea Works, for fertilization purposes and seeks to represent a group of class members that would include all purchasers of potash or products containing potash since 2006, when potash prices were deregulated, through the date of the action. The plaintiff alleges that Dead Sea Works charged an excessive price for potash, contrary to the Israeli business practices laws, and seeks damages in the amount of approximately NIS 96.4 million (approximately $24.7 million). In February 2016, the parties submitted a request to the Court for approval of a compromise arrangement, the results of which are not expected to be significant with respect to the financial statements. As at the date of the report, the proceedings are continuing with respect to approval of the compromise agreement by the Court. In the Company’s estimation, the chances that approval of the compromise arrangement will be confirmed exceed the chances it will be rejected. The Company has a sufficient provision in the financial statements.

(8) Haifa Chemicals acquires potash from Dead Sea Works Ltd. (hereinafter – "DSW") as part of its manufacturing inputs. Pursuant to the agreement between DSW and Haifa Chemicals, the price for which Haifa Chemicals was charged was based on the average price, FOB, of DSW for its two largest customers in the preceding quarter. In 2008, an agreement between Haifa Chemicals and DSW was cancelled and the parties did not succeed in reaching a new agreement. Haifa Chemicals contends that the price DSW demanded in exchange for potash was unfair and that it was unable to operate at this price level. In May 2009, arbitration proceedings between the parties commenced with respect to the potash price and in March 2014, the arbitration decision was issued, which included a price formula on the basis of which the selling price of potash between Dead Sea Works and Haifa Chemicals will be determined for a period of ten years from the date of the decision and with respect to the period from the commencement of arbitration. The price formula provides that the selling price during a quarter will be based on a price equal to the lower of the weighted average of the lowest three FOB selling prices of potash sold by Dead Sea Works in the prior quarter and the average of the two lowest FOB selling prices of potash sold by Dead Sea Works to large buyers (foreign buyers who purchase 150,000 or more tons per year) in the prior quarter, less certain expenses and a discount of 2% (hereinafter – "the Base Price"). Based on the price formula, the possibility exists that under certain circumstances, an adjusted price will be determined that is based on the production cost plus a certain margin.This adjusted price will apply to a quantity of 270 thousand tons of potash, while the Base Price will continue to apply to the remainder of the potash but without the 2% discount. The arbitrator appointed an examiner whose job it is to ascertain whether Haifa Chemicals and DSW are in compliance with a number of tests, and in accordance therewith, to determine whether the price will be based on the Base Price or on DSW’s production costs plus a certain margin. Haifa Chemicals gave notice that it is interested in an examination for the years 2011, 2012 and 2013, where the meaning of this is that in respect of 2009 and 2010, the price will be the Base Price, in accordance with that stated above. On May 31, 2015, the examiner published the results of his examination in respect of 2011–2013, regarding which Haifa Chemicals met the threshold test only for the years 2012 2013 and, accordingly, the examination process will continue regarding DSW's costs in respect of these years.

Regarding 2011, Haifa Chemicals did not pass the examination of the threshold test and, therefore, for this year the price will be the Base Price. In 2015, Haifa Chemicals gave notice that it is interested in an examination for 2014 and in February 2016, the examiner's decision was issued whereby Haifa Chemicals passed the threshold test with respect to 2014 and, accordingly, the process of examining the costs of DSW for this year will continue. Regarding the decision of the examiner with respect to 2012-2013, a legal proceeding has been submitted by DSW, alleging that the decision of the examiner deviates from the provisions of the arbitration decision, if the legal process is postponed, the price in all or any of those years will be based on the production costs plus a certain margin relating to a quantity of 270,000 tons per year. In the Company’s estimation, based on its contentions included as part of the legal proceeding and the chances thereof to be accepted and given the production costs in DSW, the Company will not pay and will not receive significant amounts in respect of the past period (2009–2014). Accordingly, no provisions or income receivable were recorded in the financial statements.

Note 23 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont’d)

(9) In August 2015, as further updated in September 2015, the Israeli Public Utilities Authority – Electricity (hereinafter – "the Electricity Authority") resolved to impose certain electricity system management services charges also on private electricity producers as opposed to only on private consumers, this being retroactively from June 2013. On September 13 2015, ICL, DSW and Rotem filed a petition against the Electricity Authority's resolution claiming that it suffers from fundamental flaws. During December 2015, DSW and Rotem received charges from the Electric Company relating to the said matter whereby the companies are required to pay about $35 million for the period from June 2013 up to 2015. There is a significant disagreement between DSW, Rotem and the Electric Company with respect to some of the elements in the demand payments provided (about $12.5 million). DSW expressed the arguments before the Electricity Authority which responded that it is reviewing the arguments and that at this time DSW should pay the amount that is not in contention. As at the reporting date, the Company recorded a provision for the full amount, while the amount of $20 million relating to prior periods was recorded in the "other expenses" category while the amount of about $15 million relating to 2015 was recorded in the "cost of sales" category.

(10) On June 16, 2015, a petition was filed in the Israeli Court for Water Matters, wherein the Government Water Authority is requested to act to regulate and supervise the use of water sources by DSW, this being, among other things, by means of determining pumping limits as part of the production licenses and imposition of production levies. The Company estimates that the chances that the petition will be accepted are lower than chances its will be rejected.

(11) In June 2015, a fire broke out in one of the facilities of the subsidiary, Rotem Amfert, in Israel. The Company has appropriate insurance coverage and, therefore, during 2015, based on its estimates, the Company recognized a net insurance receivable, in the total amount of about $19 million (net of the Company's $10 million deductible, and the disposal of the depreciated cost of the property, plant and equipment appearing in the Company’s books, in the amount of about $9 million).

(12) In addition to the contingencies referred to in the above sections, various claims are pending against the Group (including lawsuits). In respect of claims for an amount of up to about $21 million as of December 31, 2015, the Group has recorded a provision as at that date in the amount of about $5 million. In addition, part of the above claims is covered by insurance. In the estimation of Company Management, based on opinions of its legal advisors, the provision recognized is sufficient to cover the exposure in respect of the above-mentioned claims.

Note 24 – Equity

A. Composition

	As at December 31, 2015		As at December 31, 2014
	Authorized	Issued and paid	Authorized	Issued and paid
Number of Ordinary shares of NIS 1 par value (in millions)	1,485	1,300	1,485	1,296
Number of Special State share of NIS 1 par value	1	1	1	1

The reconciliation of the number of shares outstanding at the beginning and at the end of the period is as follows:

Period	Number of Outstanding Shares (in millions)
As at January 1, 2014	1,295
Options exercised during the year	1
As at December 31, 2014	1,296
Issuance of shares	4
As at December 31, 2015	1,300

Note 24 – Equity (cont’d)

A. Composition (cont’d)

In March 2015, the Company signed an agreement to acquire the shares of Allana Potash (hereinafter – "Allana"), a company that focuses on acquisition and development of potash assets, the shares of which were traded on the Toronto Stock Exchange. On June 22, 2015, the Company acquired the balance of Allana’s shares (83.78%) for a total consideration of approximately $112 million, of which approximately $96 million was in cash, and approximately $16 million was by means of issuance of 2.2 million ordinary shares of the Company. For additional information – see Note 10 “Investments in Subsidiaries and Investee Companies”.

As of December 31, 2015, the number of shares reserved for issuance under the Company’s option Plans were 23.7 million.

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

The Special State of Israel Share, held by the State of Israel in order to safeguard matters of vital interest of the State of Israel , confers upon it special rights to make decisions among other things on the following matters:

–	Sale or transfer of Company assets, which are “vital” to the State of Israel not in the ordinary course of business.

–	Voluntary liquidation, change or reorganization of the organizational structure of ICL or merger (excluding mergers of entities controlled by ICL that would not impair the rights or power of the Government, as holder of the Special State Share).

–	Any acquisition or holding of 14% or more of the issued share capital of ICL.

–	The acquisition or holding of 25% or more of the issued share capital of ICL (including augmentation of an existing holding up to 25%), even if there was previously an understanding regarding a holding of less than 25%.

–	Any percentage of holding of the Company’s shares, which confers upon its holder the right, ability or actual possibility to appoint, directly or indirectly, such number of the Company’s directors equal to half or more of the Company’s directors actually appointed.

C. Share-based payments to employees

1. On January 7, 2010, ICL’s Board of Directors approved issuance of 10,930,500 non-marketable options for no consideration to 318 ICL executives and senior employees in Israel and overseas. The issuance included a significant private placement of 1,100,000 options to former Chief Executive Officer and 800,000 options to the Company’s Chairman of the Board. On February 15, 2010, an extraordinary general meeting of ICL’s shareholders approved the issuance to the Chairman of the Board. The 2010 plan options vested in three equal annual installments as follows: one-third at the end of 12 months from the date of the Board’s approval; one-third at the end of 24 months from the date of the Board’s approval; and one-third at the end of 36 months from the date of the Board’s approval. As at December 31, 2014, all the options had expired.

2. On November 26, 2012, the Company’s Board of Directors approved an issue of up to 12,000,000 non-marketable options for no consideration to 416 ICL officers and senior employees in Israel and overseas. On December 27, 2012, 11,999,400 options were issued. The issuance included a material private placement of 1,190,000 options to the Company’s Chief Executive Officer. This plan includes a “cap” for the value of the shares where if as at the exercise date the closing price of an ordinary share is higher than twice the exercise price (the “Share Value Cap”), the number of the exercised shares will be reduced so that the product of the exercised shares actually issued to an offeree multiplied by the share closing price will equal to the product of the number of exercised options multiplied by the Share Value Cap. The options may be exercised in three equal tranches on November 26, 2013, 2014, and 2015. The expiration date of the options for the first and second tranches is at the end of 48 months from the issuance date, and the expiration date of the options for the third tranches is at the end of 60 months from the issuance date.

Note 24 – Equity (cont’d)

C. Share-based payments to employees (cont’d)

3. Following the approval of the Company’s Board of Directors on August 6, 2014, under the 2014 Equity Compensation Plan, ICL issued, for no consideration, 4,360,073 non marketable options, exercisable for up to 4,360,073 of the Company’s ordinary shares, and 1,007,651 restricted shares, to approximately 450 of the Company’s officers and senior employees. The issuance includes a significant private placement of 367,294 options and 85,907 restricted shares to the Company’s Chief Executive Officer, which was approved by the General Meeting of the Company’s shareholders. This grant format of the options plan includes a “cap” for the value of a share where if, as at the exercise date, the closing price of an ordinary share is higher than twice the exercise price (the “Share Value Cap”), the number of the exercised shares will be adjusted so that the product of the exercised shares actually issued to the offeree multiplied by the share closing price will equal the product of the number of exercised options multiplied by the Share Value Cap.

The options and restricted shares will vest in three equal tranches: one-third at the end of 24 months from December 1, 2014, one-third at the end of 36 months from December 1, 2014 and one-third at the end of 48 months from December 1, 2014. The expiration date of the options in the first tranche is at the end of 48 months from December 1, 2014, the expiration date of the options in the second tranche is at the end of 60 months from December 1, 2014 and the expiration date of the options in the third tranche is at the end of 72 months from December 1, 2014.

4. On January 25 and 26, 2015, the Company’s Remuneration and Human Resources Committee and the Board of Directors, respectively, and on February 26, 2015 the General Meeting of the Company’s shareholders, approved the issuance, under the 2014 Equity Compensation Plan, for no consideration, of 99,858 restricted shares to Company directors (excluding the Company’s Chief Executive Officer, Mr. Stefan Borgas). The restricted shares will vest in three tranches, subject to the directors continuing to serve in their positions on the vesting date, as follows: (1) 50% vested on August 28, 2015; (2) 25% will vest at the end of two years from the date of the General Meeting, on February 26, 2017, and (3) 25% at the end of three years from the date of the General Meeting, on February 26, 2018.

5. On May 10, 2015 and June 1, 2015, and on May 12, 2015 and June 5, 2015, the Company’s Compensation Committee and Board of Directors, respectively, under the Equity Compensation Plan 2014, approved the issuance of up to 7,931,500 non-marketable and non-transferrable options, for no consideration, exercisable for up to 7,931,500 of the Company’s ordinary shares, and up to 1,397,302 restricted shares, to approximately 550 of the Company’s officers and senior employees. The said allocation includes a private placement of 404,220 options and 68,270 restricted shares to the Chairman of the Company’s Board of Directors and of 530,356 options and 89,574 restricted shares to the Company’s Chief Executive Officer, which was approved by the General Meeting of the Company’s shareholders by special majority on June 29, 2015.

The options and restricted shares will vest in three equal tranches: one-third at the end of 12 months after the grant date, one-third at the end of 24 months after the grant date and one third at the end of 36 months after the grant date. The expiration date of the options in the first and second tranches is at the end of 36 months after the grant date and the expiration date of the options in the third tranche is at the end of 48 months after the grant date.

6. On November 8 and 11, 2015, the Compensation Committee and the Board of Directors, respectively, and on December 23, 2015, the general shareholders meeting, under the 2014 Equity Compensation Plan, approved the issuance, for no consideration, of 120,920 restricted shares to the Company’s directors (excluding the President & CEO, Mr. Stefan Borgas and the Executive Chairman of the Board, Mr. Nir Gilad). The restricted shares will vest in three equal tranches, as follows: (i) 33.33% will vest at the end of 12 months from the date of the annual general shareholders meeting; (ii) 33.33% will vest at the end of 24 months from the date of the annual general shareholders meeting; and (iii) 33.33% will vest at the end of 36 months from the date of the annual general shareholders meeting. Vesting of the Restricted Shares would fully accelerate if the holder thereof ceases to serve as a director of the Company, unless he ceased to hold office due to those certain circumstances regarding early termination of office or imposition of enforcement measures, as set forth in section 231-232a and 233(2) of the Israeli Companies Law.

Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company. The ordinary shares issued as a result of exercise of the options have the same rights as the Company’s ordinary shares, immediately upon their issuance. The options issued to the employees in Israel are covered by the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) and the regulations promulgated thereunder. The Company elected to perform the issuance through a trustee, under the Capital Gains Track. The exercise price is linked to the CPI that is known as of the date of payment, which is the exercise date. In a case of distribution of a dividend by the Company, the exercise price is reduced on the “ex-dividend” date, by the amount of the dividend per share (gross), based on the amount thereof in NIS on the effective date. The options are not marketable and are not transferable.

Note 24 – Equity (cont’d)

C. Share-based payments to employees (cont’d)

The fair value of the options granted under the 2010 equity compensation plan as stated above was estimated on the basis of the Black & Scholes model for the pricing of options. The fair value of the options granted under the 2012 and 2014 equity compensation plans was estimated using the binomial model for pricing options. The parameters used in applying the models are as follows:

			2014 Plan
	2010 Plan	2012 Plan	Granted 2014	Granted 2015
Share price (in $)	14.3	12.1	8.2	7.0
CPI-linked exercise price (in $)	14.3	12.1	8.4	7.2
Expected volatility:
First tranche	54.98%	36.70%	29.40%	25.40%
Second tranche	54.98%	36.70%	31.20%	25.40%
Third tranche	48.45%	44.20%	40.80%	28.80%
Expected life of options (in years):
First tranche	2.5	4.0	4.3	3.0
Second tranche	2.5	4.0	5.3	3.0
Third tranche	3.5	5.0	6.3	4.0
Risk-free interest rate:
First tranche	0.59%	0.22%	(0.17)%	(1.00)%
Second tranche	0.59%	0.22%	0.05%	(1.00)%
Third tranche	1.29%	0.54%	0.24%	(0.88)%
Fair value (in $ millions)	54.3	37.7	8.4	9.0
Weighted average grant date fair value per option (in $)	5.0	3.1	1.9	1.2

The expected volatility was determined on the basis of the historical volatility in the Company’s share prices. For every tranche shown in the above table, the vesting period is different. Since the expected life for each tranche is different, the Company used different expected volatility and risk-free interest rates for each tranche.

The expected life of the options was determined on the basis of Management’s estimate of the period the employees will hold the options, taking into consideration their position with the Company and the Company’s past experience regarding the turnover of employees.

The risk-free interest rate was determined on the basis of the yield to maturity of shekel-denominated Israeli Government debentures, with a remaining life equal to the anticipated life of the option.

The total fair value of the restricted shares allotted pursuant to the approval of the Board of Directors on August 6, 2014, is approximately $8.4 million as at the grant date. The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the date of the approval of the Board of Directors, with the exception of the restricted shares issued to our CEO, the value of which was determined according to the closing price on the TASE on the most recent trading date preceding the date of the approval of the General Meeting.

The total fair value on the grant date of the restricted shares that were allotted to directors (excluding the Company CEO, Mr. Stefan Borgas) pursuant to the approval of the Board of Directors on January 26, 2015, is approximately $0.7 million. The value of the restricted shares offered to offerees was determined according to the closing price on the TASE on the most recent trading day preceding the date of the approval of the General Meeting.

The total fair value on the grant date of the restricted shares that were allotted pursuant to the approval of the Board of Directors on May 12, 2015, is approximately $9.7 million, of which approximately $0.5 million relates to the Chairman of the Company’s Board of Directors, and approximately $0.6 million relates to the Company’s CEO. The value of the restricted shares offered to offerees was determined according to the closing price on the TASE on the most recent trading day preceding the date of the approval of the Board of Directors, except for the Company’s CEO, Mr. Stefan Borgas, and the Chairman of the Board of Directors, Mr. Nir Gilad, regarding which the value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the date of the approval of the General Meeting.

Note 24 – Equity (cont’d)

C. Share-based payments to employees (cont’d)

The total fair value on the grant date of the restricted shares that were allotted to Directors (except for the Company’s CEO, Mr. Stefan Borgas, and the Chairman of the Board of Directors, Mr. Nir Gilad) pursuant to the approval of the Board of Directors on November 11, 2015, is approximately $0.5 million. The value of the restricted shares offered to offerees was determined according to the closing price on the TASE on the most recent trading day preceding the date of the approval of the General Meeting.

The cost of the benefit embedded in the options and shares from the Equity Compensation Plans (2010, 2012 and 2014) is recognized in the statement of income over the vesting period of each portion. Accordingly, in 2015, 2014 and 2013, the Company recorded expenses of about $16 million, $12 million and $22 million, respectively.

The movement in the options during 2015 and 2014 are as follows:

	Number of options (in millions)	Number of options (in millions)	Number of options (in millions)
	2010 Plan	2012 Plan	2014 Plan
Balance as at January 1, 2014	4	12	–
Movement in 2014:
Allocated during the year	–	–	4
Expired during the period	(4)	–	–
Total options outstanding as at December 31, 2014	–	12	4
Movement in 2015:
Allocated during the year	–	–	8
Forfeited during the year	–	(1)	–
Total options outstanding as at December 31, 2015	–	11	12

The exercise price for options outstanding at the beginning and end of each period are as follows:

	December 31, 2015	December 31, 2014	December 31, 2013
2010 Plan US$	N/A	N/A	13.16
2012 Plan US$	10.44	10.85	12.85
2014 Plan - Granted 2014 US$	6.90	7.26	N/A
2014 Plan - Granted 2015 US$	6.98	N/A	N/A

The number of options vested at the end of each period and the weighted average exercise price for these options are as follows:

	December 31, 2015	December 31, 2014	December 31, 2013
Number of options exercisable (in millions)	11	8	8
Weighted average exercise price NIS	40.74	42.18	45.11
Weighted average exercise price US$	10.44	10.85	13.00

The range of exercise prices for the options outstanding at the end of each period are as follows:

	December 31, 2015	December 31, 2014	December 31, 2013
Range of exercise price in NIS	26.92-40.74	28.24-42.18	44.59-45.66
Range of exercise price in US$	6.9-10.44	7.26-10.85	12.85-13.16

The average remaining contractual life for the outstanding vested options at the end of each period are as follows:

Note 24 – Equity (cont’d)

C. Share-based payments to employees (cont’d)

	December 31, 2015	December 31, 2014	December 31, 2013
Average remaining contractual life for the outstanding vested options at the end of each period	1.24	1.91	1.51

D. Dividends distributed to the Company’s Shareholders

Date of decision of the Board of Directors to distribute the dividend	Actual date of distribution of the dividend	Gross amount of the dividend distributed (in millions of $)	Net amount of the distribution (net of the subsidiary’s share) (in millions of $)	Amount of the dividend per share
March 12, 2013	April 25, 2013	147	146.7	$0.12
May 12, 2013	June 20, 2013	213	212.6	$0.17
August 6, 2013	September 16, 2013	221	220.6	$0.17
November 12, 2013	December 18, 2013	54.5	54.4	$0.04
February 11, 2014	March 26, 2014	500	499.1	$0.39
March 18, 2014	May 27, 2014	83	82.9	$0.07
May 14, 2014	June 25, 2014	91.5	91.3	$0.07
August 6, 2014	September 17, 2014	47	47	$0.04
November 11, 2014	December 17, 2014	125	125	$0.10
March 19, 2015	April 29, 2015	59.5	59.5	$0.05
May 12, 2015	June 23, 2015	151	151	$0.12
August 11, 2015	September 10, 2015	52.5	52.5	$0.04
November 11, 2015	December 16, 2015	84	84	$0.07

Subsequent to the balance sheet date, on March 15, 2016, the Company’s Board of Directors decided to distribute a dividend in the amount of $67 million, about $0.05 per share. The dividend will be distributed on 18 April, 2016.

E. Cumulative translation adjustment

The translation reserve includes all translation differences arising from translation of financial statements of foreign operations.

F. Capital reserves

The capital reserves include expenses for share based compensation to employees against a corresponding increase in equity (see C. above).

G. Treasury shares

1) On August 4, 2014, the Company received 2.2 million ordinary shares of NIS 1 par value of the Company, for no consideration, which were held by a wholly controlled subsidiary of the Company.

2) On September 3, 2008, the Company’s Board of Directors decided to authorize the Company, to acquire from time to time, up to June 30, 2009, ordinary shares of the Company up to 5% of the Company’s issued and paid share capital – out of the Company’s distributable earnings in accordance with the Israeli Companies Law. In total, 22.4 million shares were acquired by the Company under this purchase plan, constituting approximately 1.74% of the Company’s issued and paid share capital, for a total consideration of approximately $258 million.

3) In determining the amount of retained earnings available for distribution as a dividend pursuant to the Israeli Companies Law, a deduction must be made from the balance of the retained earnings the amount of self-acquisitions (that are presented separately in the “treasury shares” category in the equity section).

Note 25 - Pledges and Restrictions Placed in Respect of Liabilities

The Group has undertaken various obligations in respect of loans and credit received from non-Israeli banks, including a negative pledge whereby the Group, committed, among other things, in favor of the lenders, to limit guarantees and indemnities to third parties (other than the guarantees in respect to subsidiaries) up to an agreed amount for $550 million. The Group has also undertaken to grant loans only to subsidiaries and to associated companies in which it holds at least 25% of the voting rights – not more than stipulated by the agreement with the banks. ICL has further committed not to grant any credit, other than in the ordinary course of business, and not to register any charges, including rights of lien, except those defined in the agreement as “liens permitted to be registered” on its existing and future assets and income. For details with regards to the covenants in respect of these loans, see Note 17.

Note 26 - Details of Income Statement Items

	For the year ended December 31
	2015	2014	2013
	$ millions
Sales
Sales	5,405	6,111	6,272

Cost of sales (1)
Materials and spare parts	1,576	1,510	1,486
Power and energy	305	348	381
Labor and related expenses	694	823	833
Subcontracted work	306	330	325
Depreciation and amortization	317	304	295
Other production expenses	275	324	333
Logistics and port expenses	63	74	68
	3,536	3,713	3,721
Decrease in inventories of finished products and work in progress	66	202	141
	3,602	3,915	3,862
(1) Net of amounts capitalized to property, plant and equipment under construction	6	12	17

	For the year ended December 31
	2015	2014	2013
	$ millions
Selling, transport and marketing expenses
Transport and insurance	417	525	543
Salaries and related expenses	113	160	151
Lease and Office expenses	26	25	24
Depreciation and amortization	19	20	18
Agents’ commissions	16	27	27
Other	62	82	87
	653	839	850
General and administrative expenses
Salaries and related expenses	150	146	157
Professional Services	103	73	52
Office expenses	24	18	18
Depreciation and amortization	16	17	17
Travel and Transportation	15	12	10
Doubtful debts	4	-	-
Other	38	40	28
	350	306	282
Research and development expenses, net
Salaries and related expenses	54	62	61
Other	20	25	22
	74	87	83

Note 26 - Details of Income Statement Items (cont’d)

	For the year ended December 31
	2015	2014	2013
	$ millions
Other income and expenses
Gain on achievement over control of an associated company	7	36	2
Capital gains from sale of fixed assets, net	–	6	3
Capital gain from divestitures of subsidiaries	215	–	–
Past service cost	–	6	9
Other	28	5	2
Other income recorded in the income statements	250	53	16
Arbitrtaion expenses in respect of prior years’ royalties (1)	10	149	–
Expenses in respect of early retirement and dismissal of employees (2)	48	4	60
Expenses in relation to the Company’s strategy update and internal processes	–	10	14
Provision for treatment of waste	20	7	25
Retroactive electricity charges	20	–	–
Impairment of assets	90	71	11
Compensation to contractors due to the strike	8	–	–
Provision for legal claims	8	–	–
Other	7	18	–
Other expenses recorded in the income statements	211	259	110

________________________

(1)	See Note 23.

(2)	See Note 21.

	For the year ended December 31
	2015	2014	2013
	$ millions
Financing income and expenses
Financing income recorded in the income statements:
Interest income from bank deposits	1	2	9
Financing income recorded in relation to employee benefits	–	3	–
Net change in fair value of derivative financial instruments	–	–	123
Net gain from changes in exchange rates	51	117	–
	52	122	132
Financing expenses recorded in the income statements:
Interest expenses to banks and others	101	102	52
Financing expenses in relation to employee benefits	18	–	44
Bank commissions	5	2	3
Net change in fair value of derivative financial instruments	57	191	–
Net loss from changes in exchange rates	–	–	63

Financing expenses	181	295	162
Net of borrowing costs capitalized	21	16	4
	160	279	158
Net financing expenses recorded in the income statements	108	157	26

Note 27 - Financial Instruments and Risk Management

A. General

The Group has extensive international operations wherein it is exposed to credit, liquidity and market risks (including currency, interest and other price risks). In order to reduce the exposure to these risks, the Group holds financial derivative instruments, (including forward transactions, SWAP transactions, and options) for purposes of economic (non-accounting) hedging of foreign currency risks, commodity price risks, and interest risks. Furthermore, the Group holds derivative financial instruments to hedge the exposure and changes in the cash flows.

The transactions in derivatives are executed with large Israeli and non-Israeli financial institutions, and therefore Group management believes the credit risk in respect thereof is low.

This Note presents information about the Group’s exposure to each of the above risks, and the Group’s objectives, policies and processes for measuring and managing risk.

The Group companies monitor on a regular basis the extent of the exposures and the hedges in respect thereof. The hedging policies of all the types of exposures are discussed by the Company’s Board of Directors in the framework of the annual budget. The Finance Committee of the Company’s Board of Directors receives a report every quarter in the framework of the discussion of the quarterly results, as a means of controlling implementation of the policies and for purposes of updating the policies, where necessary. The Group’s management implements the policies that are determined, while taking into consideration the actual and anticipated developments in the various markets.

B. Groups and measurement bases of financial assets and financial liabilities

	As at December 31, 2015
	Financial assets		Financial liabilities
	Measured at fair value through the statement of income	Loans and receivables	Measured at fair value through the statement of income	Measured at amortized cost
	$ millions
Cash and cash equivalents	–	161	–	–
Short-term investments and deposits	26	61	–	–
Trade receivables	–	1,082	–	–
Derivatives and other receivables	9	81	–	–
Deposits and other long term receivables	–	4	–	–
Total financial assets	35	1,389	–	–
Short term credit from banks and others	–	–	–	(673)
Trade payables	–	–	–	(716)
Derivatives and other payables	–	–	(17)	(387)
Long-term loans from banks and others	–	–	–	(2,805)
Long term derivatives instruments	–	–	(13)	–
Total financial liabilities	–	–	(30)	(4,581)
Total financial instruments, net	35	1,389	(30)	(4,581)

C. Credit risk

(1) General

a) Customer credit risks

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from the Group’s receivables from customers and from other receivables as well as from investments in securities.

Note 27 - Financial Instruments and Risk Management (cont’d)

C. Credit risk (cont’d)

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

In addition, the Group has an additional deductible of a cumulative annual of approximately $5 million through a wholly-owned captive reinsurance Company. In addition the Group has a credit insurance provided by the government of Israel’s foreign trade risks insurance company.

Most of the Group’s customers have been trading with the Group for many years and only rarely have credit losses been incurred by the Group. The financial statements include specific allowance for doubtful debts that appropriately reflect, in Management’s opinion, the credit loss in respect of accounts receivables is doubtful.

b) Credit risks in respect of deposits

The Group deposits its balance of liquid financial assets in bank deposits and in securities. All the deposits are with a diversified group of leading banks preferably with banks that provide loans to the Group.

(2) Maximum Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at December 31
	Carrying amount ($ millions)
	2015	2014
Cash and cash equivalents	161	131
Short term investments and deposits	87	116
Trade receivables	1,082	1,039
Derivatives and other receivables	90	63
Long term receivables and deposits	4	5
	1,424	1,354

The maximum exposure to credit risk for trade receivables, at the reporting date by geographic region was:

	As at December 31
	Carrying amount ($ millions)
	2015	2014
Eastern Europe	36	31
Western Europe	292	322
North America	147	178
South America	101	132
India	72	121
China	280	66
Israel	50	64
Other	104	125
	1,082	1,039

Note 27 - Financial Instruments and Risk Management (cont’d)

C. Credit risk (cont’d)

(3) Aging of debts and impairment losses

The aging of trade receivables at the reporting date was:

	As at December 31
	2015		2014
	Gross	Impairment	Gross	Impairment
	$ millions
Not past due	961	–	954	–
Past due up to 3 months	110	–	79	(1)
Past due 3 to 12 months	13	(2)	9	(2)
Past due over 12 months	9	(9)	5	(5)
	1,093	(11)	1,047	(8)

The movement in the allowance of doubtful accounts during the year was as follows:

	2015	2014
	$ millions
Balance as at January 1	8	11
Additional allowance	5	1
Reversals	(1)	(1)
Changes due to translation differences	(1)	(2)
Transfer to the group assets held for sale	–	(1)
Balance as at December 31	11	8

D. Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to timely meet its liabilities, under both normal and stressed conditions, without incurring unwanted losses.

The Company manages the liquidity risk by holding cash balances, short-term deposits and secured bank credit facilities.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	As at December 31, 2015
	Carrying amount	12 months or less	1-2 years	3-5 years	More than 5 years
	$ millions
Non-derivative financial liabilities
Short term credit (not including current maturities)	660	676	–	–	–
Trade payables	716	716	–	–	–
Other payables	387	387	–	–	–
Non-convertible debentures (including current maturities)	1,065	50	50	149	1,255
Long-term bank loans (including current maturities)	1,753	48	47	1,679	150
	4,581	1,877	97	1,828	1,405
Financial liabilities – derivative instruments utilized for economic hedging
Interest rate swaps and options	10	1	2	1	6
Foreign exchange derivatives	10	6	–	1	3
Derivative instruments on energy and marine transport	10	10	–	–	–
	30	17	2	2	9

Note 27 - Financial Instruments and Risk Management (cont’d)

D. Liquidity risk (cont’d)

	As at December 31, 2014
	Carrying amount	12 months or less	1-2 years	3-5 years	More than 5 years
	$ millions
Non-derivative financial liabilities
Short term credit (not including current maturities)	403	407	–	–	–
Trade payables	585	585	–	–	–
Other payables	520	520	–	–	–
Non-convertible debentures (including current maturities)	1,131	121	50	149	1,317
Long-term bank loans (including current maturities)	1,372	163	759	292	286
	4,011	1,796	809	441	1,603
Financial liabilities – derivative instruments utilized for economic and accounting hedging
Interest rate swaps and options	9	–	2	3	4
Foreign exchange derivatives	72	63	–	1	8
Derivative instruments on energy and marine transport	28	27	1	–	–
	109	90	3	4	12

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

(a) Interest Rate Profile

Set forth below is detail regarding the type of interest on the Group’s non-derivative interest-bearing financial instruments:

Note 27 - Financial Instruments and Risk Management (cont’d)

E. Market risk (cont’d)

	As at December 31
	2015	2014
	$ millions
Fixed rate instruments:
Financial assets	35	61
Financial liabilities	(1,449)	(1,330)
	(1,414)	(1,269)
Variable rate instruments
Financial assets	217	191
Financial liabilities	(2,029)	(1,576)
	(1,812)	(1,385)

(b) Sensitivity analysis for fixed rate instruments

Most of the Group’s instruments bearing fixed interest are not measured at fair value through the statement of income. Therefore, changes in the interest rate as at the date of the report would not be expected to have any impact on the profit or loss in respect of changes in the value of assets and liabilities bearing fixed interest.

(c) Sensitivity analysis for variable rate instruments

The below analysis assumes that all other variables (except for the interest rate), in particular foreign currency rates, remain constant

	As at December 31, 2015 Impact on profit (loss)
	Decrease of 1% in interest	Decrease of 0.5% in interest	Increase of 0.5% in interest	Increase of 1% in interest
	$ millions
Changes in Dollar interest
Non-derivative instruments	(17)	(8)	8	17
SWAP instruments	(30)	(15)	14	28
	(47)	(23)	22	45
Changes in Shekel interest
SWAP instruments	11	6	(5)	(10)
Changes in Euro interest
Non-derivative instruments	(1)	-	-	1

(d) Terms of derivative financial instruments used to hedge interest risk

	As at December 31, 2015
	Carrying amount (fair value)	Stated amount	Maturity date	Interest rate range
Dollar	$ millions	$ millions	Years	%
SWAP contracts from variable interest to fixed interest	(10)	400	0–9	1.4%–3.4%
Cylinder instruments	–	100	0–1	1.0%–3.0%

	As at December 31, 2014
	Carrying amount (fair value)	Stated amount	Maturity date	Interest rate range
	$ millions	$ millions	Years	%
Dollar
SWAP contracts from fixed interest to variable interest	1	48	0-1	4.63%
SWAP contracts from variable interest to fixed interest	(9)	425	0-10	1.4%-3.4%
Cylinder instruments	(1)	120	0-2	1.0%-3.2%

Note 27 - Financial Instruments and Risk Management (cont’d)

E. Market risk (cont’d)

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

	As at December 31 Impact on profit (loss)
	2015	2014
	$ millions
Non-derivative financial instruments
Dollar/Euro	(134)	(74)
Dollar/NIS	42	42
Dollar/British Pound	1	1
Dollar/Japanese Yen	(1)	(1)

A 10% weakening of the US$ against the above currencies at December 31 would have the same effect but in the opposite direction.

Presented hereunder is a sensitivity analysis of the Group’s foreign currency derivative instruments as at December 31, 2015. Any change in the exchange rates of the principal currencies shown below as at December 31 would have increased (decreased) profit and loss and equity by the amounts shown below. This analysis assumes that all other variables remain constant.

	As at December 31, 2015
	Increase 10%	Increase 5%	Decrease 5%	Decrease 10%
	$ millions
Euro/Dollar
Forward transactions	(27)	(13)	11	22
Options	4	2	(1)	(3)

Dollar/NIS
Forward transactions	(12)	(6)	7	15
Options	(58)	(24)	25	60
SWAP	(17)	(9)	10	20

GBP/Dollar
Forward transactions	28	13	(12)	(23)

GBP/Euro
Forward transactions	(18)	(9)	10	22
Options	(1)	–	–	1

Note 27 - Financial Instruments and Risk Management (cont’d)

E. Market risk (cont’d)

(b) Terms of derivative financial instruments used to economically hedge foreign currency risk

	As at December 31, 2015
	Carrying amount	Stated amount	Average
	$ millions	$ millions	exchange rate
Forward contracts
NIS/Dollar	–	229	3.9
Dollar/Euro	(1)	291	1.1
Dollar/JPY	–	4	120.1
Euro/GBP	3	565	0.7
Dollar/GBP	2	215	1.5
Dollar/CNH	–	209	6.6
Other	–	15	–
Currency and interest SWAPs
Shekel to Dollars	(4)	170	–
Put options
NIS/Dollar	8	621	3.8
Dollar/Euro	1	39	1.1
Dollar/JPY	–	3	123.9
Euro/GBP	–	7	0.7
Dollar/GBP	–	1	1.6
Dollar/CNH	–	100	6.2
Call options
NIS/Dollar	(10)	621	3.8
Dollar/Euro	–	39	1.1
Dollar/JPY	–	3	123.9
Euro/GBP	–	7	0.7
Dollar/GBP	–	1	1.6
	As at December 31, 2014
	Carrying amount	Stated amount	Average
	$ millions	$ millions	exchange rate
Forward contracts
NIS/Dollar	–	189	3.9
Dollar/Euro	(2)	242	1.2
Dollar/JPY	1	8	107.1
Euro/GBP	–	37	0.8
Dollar/GBP	–	42	1.6
Other	–	12	–
Currency and interest SWAPs
Shekel and CPI to Dollars	(9)	170	–
Put options
NIS/Dollar	1	593	3.5
Dollar/Euro	7	81	1.3
Dollar/JPY	–	8	103.2
Euro/GBP	1	18	0.8
Dollar/GBP	–	10	1.7
Call options
NIS/Dollar	(58)	593	3.5
Dollar/Euro	–	81	1.3
Dollar/JPY	1	8	103.2
Euro/GBP	–	18	0.8
Dollar/GBP	–	10	1.7

The maturity date of all of the derivatives used to economically hedge foreign currency risk is up to a year.

Note 27 - Financial Instruments and Risk Management (cont’d)

E. Market risk (cont’d)

(c) Linkage terms of monetary balances – in millions of Dollars

	As at December 31, 2015
	US$	Euro	GBP	NIS	RMB	JPY	Others
Non-derivative instruments:
Cash and cash equivalents	33	21	5	2	83	4	13
Short term investments and deposits	75	4	1	1	4	–	2
Trade receivables	610	219	37	52	102	10	52
Other receivables	73	1	–	7	–	–	–
Deposits and other long term receivables	3	–	–	–	–	–	1
Total financial assets	794	245	43	62	189	14	68
Credit from banks and other credit providers	271	91	16	6	282	–	7
Trade payables	185	154	34	201	122	1	19
Other payables	53	114	38	154	22	–	6
Long term loans from banks and others	2,567	66	–	141	–	–	31
Total financial liabilities	3,076	425	88	502	426	1	63
Total non-derivative financial instruments, net	(2,282)	(180)	(45)	(440)	(237)	13	5
Derivative instruments:
Forward transactions	–	291	(215)	229	209	(4)	580
Cylinder	–	(39)	1	621	100	(3)	7
SWAPS – dollar into shekel	–	–	–	170	–	–	–
Total derivative instruments	–	252	(214)	1,020	309	(7)	587
Net exposure	(2,282)	72	(259)	580	72	6	592

Note 27 - Financial Instruments and Risk Management (cont’d)

E. Market risk (cont’d)

	As at December 31, 2014
	US$	Euro	GBP	NIS	RMB	JPY	Others
Non-derivative instruments:
Cash and cash equivalents	–	70	6	7	19	5	24
Short term investments and deposits	102	7	–	1	2	–	4
Trade receivables	617	265	37	55	10	9	46
Other receivables	36	–	–	11	(1)	–	–
Deposits and other long term receivables	1	–	–	3	–	–	1
Total financial assets	756	342	43	77	30	14	75
Credit from banks and other credit providers	351	224	16	6	1	–	5
Trade payables	125	175	27	219	2	1	36
Other payables	250	111	17	130	7	–	5
Long term loans from banks and others	2,028	71	–	148	–	–	56
Total financial liabilities	2,754	581	60	503	10	1	102
Total non-derivative financial instruments, net	(1,998)	(239)	(17)	(426)	20	13	(27)
Derivative instruments:
Forward transactions	–	242	42	189	–	(8)	49
Cylinder	–	(81)	10	593	–	(8)	18
SWAPS – dollar into shekel and CPI	–	–	–	170	–	–	–
Total derivative instruments	–	161	52	952	–	(16)	67
Net exposure	(1,998)	(78)	35	526	20	(3)	40

Note 27 - Financial Instruments and Risk Management (cont’d)

E. Market risk (cont’d)

3. Other price risk

A. Investment in securities

The Group companies have an investment in marketable securities, in the amount of approximately $26 million. The impact of the change in the fair value of this investment will be recorded in the statement of income in “financing expenses” category.

B. Hedging of marine shipping and energy transactions

The Company is exposed to risk in respect of marine shipping and energy costs. The Company uses marine shipping and energy derivatives to hedge the risk that its cash flows will be affected by changes in marine shipping and energy prices. As at December 31, 2015, the fair value of the marine shipping and energy derivatives was approximately $9.9 million (liability).

F. Fair value of financial instruments

The carrying amounts in the books of certain financial assets and financial liabilities, including cash and cash equivalents, investments, short-term deposits and loans, receivables and other debit balances, long-term investments and receivables, short-term credit, payables and other credit balances, long-term loans bearing variable interest and other liabilities, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the book value and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

	As at December 31, 2015		As at December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
	$ millions
Loans bearing fixed interest (1)	391	411	199	216
Debentures bearing fixed interest
Marketable (2)	793	803	792	815
Non-marketable (3)	281	285	350	356
	1,465	1,499	1,341	1,387

(1) The fair value of the shekel, euro, dollar and yuan loans issued bearing fixed interest is based on calculation of the present value of the cash flows in respect of the principal and the interest and is discounted at the market interest rates on the measurement date for similar loans having similar characteristics and is classified as Level 2 in the fair value hierarchy. The average discount interest as at December 31, 2015 for the shekel, euro, dollar and yuan loans was 2.79%, 1.35%, 3.1% and 5.20% respectively (December 31, 2014 for the shekel, euro, and dollar loans – 3.22%, 1.53% and 3.18%, respectively).

(2) The fair value of the marketable debentures is based on the quoted stock exchange price and is classified as Level 1 in the fair value hierarchy.

(3) The fair value of the non marketable debentures is based on calculation of the present value of the cash flows in respect of the principal and the interest and is discounted at the Libor rate customary in the market for similar loans having similar characteristics and is classified as Level 2 in the fair value hierarchy. The average discount interest as at December 31, 2015 was 4.85% (December 31, 2014 – 4.04%).

G. Hierarchy of fair value

The following table presents an analysis of the financial instruments measured by fair value, using the valuation method. (See Note 4 for more details regarding the valuation method).

The following levels were defined:

Note 27 - Financial Instruments and Risk Management (cont’d)

G. Hierarchy of fair value (cont’d)

Level 1: Quoted (unadjusted) prices in an active market for identical instruments

Level 2: Observed data (directly or indirectly) not included in Level 1 above.

	As at December 31, 2015
	Level 1	Level 2	Total
	$ millions
Securities held for trading purposes	26	–	26
Derivatives used for hedging, net	–	(21)	(21)
	26	(21)	5

Note 28 - Earnings per Share

Basic earnings per share

Calculation of the basic earnings per share for the year ended December 31, 2015, is based on the earnings allocated to the holders of the ordinary shares divided by the weighted-average number of ordinary shares outstanding, calculated as follows:

	For the year ended December 31
	2015	2014	2013
	$ millions
Earnings attributed to the shareholders of the Company	509	464	819

Weighted-average number of ordinary shares in thousands:

	For the year ended December 31
	2015	2014	2013
	Shares thousands
Balance as at January 1	1,270,408	1,270,426	1,270,119
Shares issued during the year	1,174	–	–
Shares vested	42	–	–
Options exercised for shares	–	–	295
Weighted average number of ordinary shares used in computation of the basic earnings per share	1,271,624	1,270,426	1,270,414

Note 28 - Earnings per Share (cont’d)

Diluted earnings per share

Calculation of the diluted earnings per share for the year ended December 31, 2015, is based on the earnings allocated to the holders of the ordinary shares divided by the weighted-average number of ordinary shares outstanding after adjustment for the number of potential diluted ordinary shares, calculated as follows:

	For the year ended December 31
	2015	2014	2013
	$ millions
Earnings attributed to the shareholders of the Company (diluted)	509	464	819

Weighted average number of ordinary shares (diluted) in thousands:

	For the year ended December 31
	2015	2014	2013
	Shares thousands
Weighted average number of ordinary shares used in the computation of the basic earnings per share	1,271,624	1,270,426	1,270,414
Effect of stock options and restricted shares	632	32
Weighted average number of ordinary shares used in the computation of the diluted earnings per share	1,272,256	1,270,458	1,270,414

At December 31, 2015, 24 million options (at December 31, 2014 and 2013, 16 million options), were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares, for purposes of calculating the dilutive effect of the stock options, is based on the quoted market prices for the period in which the options were outstanding.

Note 29 - Related and Interested Parties

Related parties within its meaning in IAS 24 (2009), “Related Parties Disclosure”; Interested parties within their meaning in Paragraph 1 of the definition of an “interested party” in Section 1 of the Israeli Securities Law, 1968.

A. Parent company and subsidiaries

The Group's parent company is Israel Corporation Ltd. (“Israel Corp.”). Israel Corp. is a public company listed for trading on the Tel Aviv Stock Exchange (TASE). Based on the information the Company received from Israel Corp. Millenium Investments Elad Ltd. (“Millenium”) and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp., for purposes of the Securities Law (each of Millenium and Mr. Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director of Millenium and has an indirect interest in it as the beneficiary of the foreign discretionary trust that has indirect control of Millenium). Millenium holds approx. 46.94% of the share capital in Israel Corp. which holds approx. 46.04% of the voting rights and 48.88% of the issued share capital of the Company. Millenium is held by Mashat Investments Ltd. (“Mashat”) and by XT Investments Ltd. (“XT Investments”), with 80% and 20% holdings, respectively. Mashat is a private company, wholly owned by a Dutch company, Ansonia Holdings Singapore B.V. (“Ansonia”). Ansonia is a wholly-owned subsidiary of Jelany Corporation N.V. (registered in Curaçao), which is a wholly-owned subsidiary of the Liberian company, Court Investments Ltd. (“Court”). Court is wholly owned by a foreign discretionary trust, in which Mr. Idan Ofer is the beneficiary. XT Investments, which directly holds approximately 1.24% of the share capital of Israel Corp., is a shareholder in Millenium as stated. XT Investments is a private company, wholly owned by XT Holdings Ltd. (“XT Holdings”), a private company whose ordinary shares are held in equal shares by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and by Lynav Holdings Ltd., a company that is controlled by a foreign discretionary trust in which Mr. Idan Ofer is a prime beneficiary. Mr. Ehud Angel holds, among other things, a special share that grants him, inter alia, under certain limitations and for certain issues, an additional vote on the board of directors of XT Holdings. In addition, Kirby Enterprises Inc., which is indirectly held by the same trust that holds Mashat, in which, as stated, Mr. Idan Ofer is the beneficiary, holds approximately 0.74% of the share capital of Israel Corp. Furthermore, Mr. Idan Ofer holds directly approximately 3.85% of the share capital of Israel Corp. Furthermore, XT Investments directly holds approximately 0.03% of the Company's capital (namely, 377,662 Ordinary Shares). Regarding the group subsidiaries – see Note 30, regarding the Group entities.

B. Benefits to key management personnel (including directors)

The senior managers, in addition to their salaries, are entitled to non-cash benefits (such as vehicle and telephone etc.). The Group contributes to a post-employment defined benefit plan on their behalf. In accordance with the terms of the plan, the retirement age of senior managers is 67. Senior managers and directors also participate in the Company's incentive and equity remuneration plans (options for Company shares and restricted shares (see Note 24 – Share-Based Payments).

Benefits for key management personnel (in total 25 and 23 key management personnel including directors, in 2015 and 2014, respectively) comprised:

	For the year ended December 31
	2015	2014
	$ millions
Short-term benefits	8	10
Post-employment benefits	1	1
Share-based payments	6	4
Total*	15	15
* To interested parties employed by the Company	4	4
* To interested parties not employed by the Company	1	1

Subsequent to the balance sheet date, the Company announced that Mr. Nir Gilad will retire from the company’s BOD at September 1, 2016. The BOD has formed a Search Committee that will identify suitable candidates and propose the nomination to the full Board for election, no later than May 1, 2016.

The company intends to invite a special shareholders meeting in August 2016 to approve appointment of the newly elected candidate as well as his terms of tenure, and by this allow an orderly overlap between Mr. Gilad and the new elected Chairman.

Note 29 - Related and Interested Parties (cont’d)

C. Ordinary transactions that are not exceptional

The Company’s Board of Directors, with the agreement of the Audit Committee, decided that a transaction with related and interested parties will be considered a “Negligible” transaction for public reporting purposes if all the following conditions have been met:

(1) It is not an “extraordinary transaction” within the meaning thereof in the Companies Law.

(2) The effect of each of the parameters listed hereunder is less than one percent (hereinafter – “the Negligibility Threshold”):

For every transaction or arrangement that is tested for the Negligibility Threshold, the parameters will be examined, to the extent they are relevant, on the basis of the Company’s condensed or audited consolidated financial statements, as applicable, prior to the transaction, as detailed below:

•	Assets ratio – the amount of the assets in the transaction (assets acquired or sold) divided by total assets.

•	Equity ratio – the increase or decrease in equity divided by the total equity.

•	Revenue ratio – estimated revenue from the transaction divided by the annual revenue.

•	Manufacturing expenses ratio – the amount of the expenses in the transaction divided by the annual cost of sales.

•	Profit ratio – the profit or loss attributed to the transaction divided by total annual comprehensive income or loss during the period.

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

D. Transactions with related and interested parties

	For the year ended December 31
	2015	2014	2013
	$ millions
Sales	7	6	10
Cost of sales(1)	127	173	132
Selling, transport and marketing expenses	9	16	18
Financing expenses (income), net	22	48	(24)
Management fees to the parent company(2)	2	4	4

(1) A subsidiary in the Performance Products segment entered into a long-term agreement with an interested party of the Company for the acquisition of food quality phosphoric acid. The agreement was signed before the subsidiary was acquired by the Company and is in effect until 2018. Additionally, on February 28, 2013, the Company’s Audit Committee and Board of Directors authorized to the certain of Group subsidiaries in Israel from the Industrial Products segment to purchase electricity from OPC Rotem (a company related to the Company’s controlling shareholder). During 2013, additional companies from the Fertilizers segment entered into an agreement with OPC Rotem to purchase electricity in accordance to the amended agreement authorized on February 28, 2013.

Note 29 - Related and Interested Parties (cont’d)

D. Transactions with related and interested parties (cont’d)

(2) On October 5, 2011, the General Meeting of the Company’s shareholders approved a management agreement between Israel Corporation Ltd. and its subsidiary, on the one hand, and the Company, on the other hand, for the years 2012 until 2014, whereby the Company will pay Israel Corporation annual management fees, in the amount of $3.5 million, plus VAT as per law. In January 2015, the Remuneration Committee and the Board of Directors approved, and on February 26, 2015, the General Meeting of the Company’s shareholders also approved extension of the management agreement for the years 2015 through 2017, on the same terms, except for the following changes: (1) upon approval of the service conditions of the Chairman of the Company’s Board of Directors, as Acting Chairman, the management fees will be reduced to $1 million, plus VAT as per law. If the Chairman of the Company’s Board of Directors is appointed as Acting Chairman, and thereafter he ceases to serve and to receive remuneration as Acting Chairman, commencing from that time the management fees will return to $3.5 million, plus VAT as per law; and (2) the management agreement was amended such that it permits the Company to provide equity remuneration to directors that serve and/or will serve from time to time and that are employed by Israel Corporation (such directors do not receive cash remuneration in respect of their service). It is noted that the Remuneration Committee, the Board of Directors and the General Meeting of the Company’s shareholders approved that equity remuneration that will be granted to directors, as stated, or the economic benefit in respect thereof, shall be transferred to Israel Corporation.

E. Balances with interested parties

1) Composition:

	As at December 31
	2015	2014
	$ millions
Long-term deposits, net of current maturities	1	4
Long term loans	–	8
Other current assets	33	34
Other current liabilities	33	63

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

Note 30 - Group Entities

		The Group’s ownership interest in its significant subsidiary and investee companies for the year ended December 31
Name of company	Principal location of the company’s activity	2015	2014
ICL Israel Ltd.	Israel	100.00%	100.00%
Dead Sea Works Ltd.	Israel	100.00%	100.00%
Dead Sea Bromine Company Ltd.	Israel	100.00%	100.00%
Rotem Amfert Negev Ltd.	Israel	100.00%	100.00%
Mifalei Tovala Ltd.	Israel	100.00%	100.00%
Dead Sea Magnesium Ltd.	Israel	100.00%	100.00%
Ashli Chemicals (Holland) B.V.	Israel	100.00%	100.00%
Bromine Compounds Ltd.	Israel	100.00%	100.00%
Tetrabrom Technologies Ltd.	Israel	100.00%	100.00%
Fertilizers and Chemicals Ltd.	Israel	100.00%	100.00%
I.D.E. Technologies Ltd.*	Israel	50.00%	50.00%
Iberpotash S.A.	Spain	100.00%	100.00%
Fuentes Fertilizantes S.L.	Spain	100.00%	100.00%
ICL Europe Coöperatief U.A.	The Netherlands	100.00%	100.00%
ICL-IP Europe B.V	The Netherlands	100.00%	100.00%
ICL IP Terneuzen B.V	The Netherlands	100.00%	100.00%
ICL Fertilizers Europe C.V.	The Netherlands	100.00%	100.00%
ICL Finance B.V	The Netherlands	100.00%	100.00%
Everris International B.V.	The Netherlands	100.00%	100.00%
Clearon Corp.	United States of America	100.00%	100.00%
Phosphorus Derivatives Inc.	United States of America	100.00%	100.00%
ICL Performance Products LP	United States of America	100.00%	100.00%
ICL-IP America Inc	United States of America	100.00%	100.00%
Everris N.A. Inc.	United States of America	100.00%	100.00%
BK Giulini GmbH	Germany	100.00%	100.00%
ICL Holding Germany GmbH	Germany	100.00%	100.00%
ICL IP Bitterfeld GmbH	Germany	100.00%	100.00%
Prolactal GmbH	Germany	100.00%	0.00%
ICleveland Potash Ltd.	United Kingdom	100.00%	100.00%
ICL Brasil, Ltda.	Brazil	100.00%	100.00%
ICL Performance Products Jiangyin Co., Ltd.	China	0.00%	100.00%
ICL (Shanghai) Investment Co. Ltd.	China	100.00%	100.00%
Yunnan Phosphate Haikou Co. Ltd.	China	50.00%	0.00%
ICL France S.A.S	France	100.00%	100.00%
ICL Asia Ltd	Hong Kong	100.00%	100.00%
Allana Potash Afar PLC	Ethiopia	100.00%	0.00%

* Investee company