Form 20-F
period 2016-12-31
ISRAEL CHEMICALS LTD
filed 2017-03-16
CIK 941221

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

The number of outstanding shares as of December 31, 2016 was:

Title of Class	Number of Shares Outstanding
Ordinary shares	1,300,979,538

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

Yes ☐                      No ☒

Annual Report For the Period Ended December 31, 2016

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

loss or impairment of business licenses or mining permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or governmental obligations; construction of a canal between the Red Sea and Dead Sea; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental programs or tax benefits, creation of new fiscal or tax related legislation; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our information technology systems or breaches of our data security; failure to recruit or maintain key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; decreases in demand for bromine based products and other industrial products; volatility or crises in the financial markets; cost of compliance with environmental legislative and licensing restrictions; hazards inherent to chemical manufacturing; litigation, arbitration and regulatory proceedings; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror; and other risk factors discussed under ”Item 3. Key Information—D. Risk Factors"

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

INTRODUCTION

This Annual Report contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from future results as a result of factors such as those set forth in “Item 3. Key Information—D. Risk Factors” and ”Item 5. Operating and Financial Review and Prospects.”

The financial information included in this Annual Report has been prepared in accordance with the international financial reporting standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). None of the financial information in this Annual Report has been prepared in accordance with accounting principles generally accepted in the United States.

This Annual Report contains translations of certain NIS amounts into U.S. dollars at specified rates solely for your convenience. Unless otherwise indicated, we have translated NIS amounts as at December 31, 2016, into U.S. dollars at an exchange rate of NIS 3.845 to $1.00, the daily representative exchange rate reported by the Bank of Israel for December 31, 2016, and euro amounts into U.S. dollars at an exchange rate of €0.951 to $1.00, the noon buying rate in New York for cable transfers payable in euros as reported by the U.S. Board of Governors of the Federal Reserve System for December 31, 2016.

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

GLOSSARY OF SELECTED TERMS

The following is a glossary of selected terms used in this Annual Report.

Bromine	A chemical element used as a basis for a wide variety of uses and compounds, and mainly as a component in flame retardants or fire prevention substances. Unless otherwise stated, the term “bromine” refers to elemental bromine.
CFR	Cost and freight. In a CFR transaction, the prices of goods to the customer includes, in addition to FOB expenses, marine shipping costs and all other costs that arise after the goods leave the seller’s factory gates and up to the destination port.
Cleveland Potash	Cleveland Potash Ltd., a United Kingdom company included in ICL Potash & Magnesium.
CPI	The Consumer Price Index, as published by the Israeli Central Bureau of Statistics.
Dead Sea Bromine Company	Dead Sea Bromine Company Ltd., included in ICL Industrial Products.
Dead Sea Magnesium	Dead Sea Magnesium Ltd.
EPA	U.S. Environmental Protection Agency.
FAO	The Food and Agriculture Organization of the United Nations, an international food organization.
FOB	Free on board expenses are expenses for overland transportation, loading costs and other costs, up to and including the port of origin. In an FOB transaction, the seller pays the FOB expenses and the buyer pays the other costs from the port of origin onwards.
F&C	Fertilizers and Chemicals Ltd.
Iberpotash	Iberpotash S.A., a Spanish company included in ICL Potash & Magnesium.
IC	Israel Corporation Ltd.
ICL Dead Sea	Dead Sea Works Ltd., included in ICL Potash & Magnesium.
ICL Rotem	Rotem Amfert Negev Ltd., included in ICL Phospate.
IFA	The International Fertilizers Industry Association, an international association of fertilizers manufacturers.
ILA	Israel Lands Administration.
IMF	International Monetary Fund.
K	The element potassium, one of the three main plant nutrients.
KNO3	Potassium Nitrate, soluble fertilizer containing N&P used as a stand-alone product or as a key component of some water-soluble blends.
KOH	Potassium hydroxide 50% liquid.
N	The element nitrogen, one of the three main plant nutrients.
NYSE	The New York Stock Exchange.
P	The element phosphorus, one of the three main plant nutrients, which is also used as a raw material in industry.
PCS	Potash Corporation of Saskatchewan Inc., a Canadian company with the world's largest potash production capacity, which owns 13.56% of our outstanding ordinary shares.
Polymer	A chemical compound containing a long chain of repeating units linked by a chemical bond and created by polymerization.
Phosphate	Phosphate rock that contains the element phosphorus. Its concentration is measured in units of P2O5.
Polyhalite	A mineral whose commercial name is polysulphate, composed of potash, sulfur, calcium, and magnesium, used in its natural form as fertilizer for organic agriculture.
Potash	Potassium chloride (KCl), used as a plant’s main source of potassium.
P2O5	Phosphorus pentoxide.
P2S5	Phosphorus pentasulfide.
REACH	Registration, Evaluation and Authorization of Chemicals, a framework within the European Union.
Salt	Unless otherwise specified, sodium chloride (NaCl).
Soluble NPK	Soluble fertilizer containing the three basic elements for plant development (nitrogen, phosphorus and potash).
SOP	Potassium of Sulfate or 0-0-50, used as low chloride potassium source.
Tami	Tami (IMI) Research and Development Institute Ltd., the central research institute of ICL.
TASE	Tel Aviv Stock Exchange, Ltd.
USDA	United States Department of Agriculture.
Urea	A white granular or prill solid fertilizer containing 46% nitrogen.
4D	Clean green phosphoric acid, used as a raw material for purification processes.

Item 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3 – KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the consolidated income statement data for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 and the consolidated balance sheet data as of December 31, 2016, 2015, 2014, 2013 and 2012 from our audited consolidated financial statements which have been prepared in accordance with IFRS, as issued by the IASB for the years ended as of, December 31, 2016, 2015, 2014, 2013 and 2012. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects”, appearing elsewhere in this Annual Report. Our reporting currency is the U.S. dollar. Our historical results are not necessarily indicative of our results to be expected in any future period.

	For the Year Ended December 31,
	2016	2015	2014	2013	2012
	US$ millions, except for the share data
Sales	5,363	5,405	6,111	6,272	6,471
Gross profit	1,660	1,803	2,196	2,410	2,711
Operating income (loss)	(3)	765	758	1,101	1,554
Income (loss) before income taxes	(117)	668	632	1,101	1,520
Net income (loss) attributable to the shareholders of the Company	(122)	509	464	819	1,300
Earnings (loss) per share (in cents) :
Basic earnings (loss) per share	(10)	40	37	64	102
Diluted earnings (loss) per share	(10)	40	37	64	102
Weighted average number of ordinary shares outstanding:
Basic (in thousands)	1,273,295	1,271,624	1,270,426	1,270,414	1,270,009
Diluted (in thousands)	1,273,295	1,272,256	1,270,458	1,270,414	1,270,117
Dividends declared per common share (in dollars)	0.18	0.28	0.67	0.50	0.80

	As at December 31,
	2016	2015	2014	2013	2012
	US$ millions
Statements of Financial Position Data:
Cash and cash equivalents	87	161	131	188	206
Property, plant and equipment	4,309	4,212	3,927	3,686	3,097
Total assets	8,552	9,077	8,348	7,973	7,345
Short-term credit	588	673	603	718	552
Long-term debt and debentures	2,796	2,805	2,303	1,311	1,146
Total equity	2,659	3,188	3,000	3,679	3,388

We disclose in this Annual Report non-IFRS financial measures titled adjusted operating income and adjusted net income attributable to the Company’s shareholders. Our management uses adjusted operating income and adjusted net income attributable to the Company’s shareholders to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table below, excluding the total tax impact of such adjustments and adjustments attributable to the non-controlling interests.

You should not view adjusted operating income or adjusted net income attributable to the Company’s shareholders as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income and adjusted net income attributable to the Company’s shareholders may differ from those used by other companies. However, we believe adjusted operating income and adjusted net income attributable to the Company’s shareholders provide useful information to both management and investors by excluding certain expenses that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of the financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

The table below reconciles total adjusted operating income and total adjusted net income attributable to the shareholders of the Company, to the comparable IFRS measures:

	For the Year Ended December 31,
	2016	2015	2014	2013	2012
	US$ millions
Operating income (loss)	(3)	765	758	1,101	1,554
Impact of employee strike (1)	-	248	17	-	-
Capital loss (gain) (2)	1	(208)	-	-	-
Write-down and impairment of assets (3)	489	90	71	10	-
Provision for early retirement and dismissal of employees (4)	39	48	-	60	55
Income from consolidation of previous equity method investee (5)	-	(7)	(36)	-	-
Provision in respect of prior periods resulting from an arbitration decision (6)	13	10	149	-	-
VAT refund (7)	-	-	-	-	(11)
Retroactive electricity charges (8)	(16)	20	-	-	-
Provision for legal claims (9)	8	8	-	-	-
Provision for historical waste removal (10)	51	20	-	25	-
Other	-	-	1	-	-
Total adjustments to operating income (loss)	585	229	202	95	44
Adjusted operating income	582	994	960	1,196	1,598
Net income (loss) attributable to the shareholders of the Company	(122)	509	464	819	1,300
Total adjustments to operating income (loss)	585	229	202	95	44
Adjustments to finance expenses (11)	38	-	31	-	-
Total tax impact of the above operating income & finance expenses adjustments	(81)	(58)	(64)	(20)	(5)
Tax assessment and deferred tax adjustments (12)	36	19	62	118	-
Adjustments attributable to the non-controlling interests	(5)	-	-	-	-

Total adjusted net income - shareholders of the Company	451	699	695	1,012	1,339

(1)	Loss due to the strike that took place in the Company’s facilities in Israel – in 2014 in ICL Rotem and in 2015 in DSW and ICL Neot Hovav.

(2)	Capital loss (gain) from sale of non-core businesses and transaction expenses relating to sale and acquisition of businesses.

(3)	Impairment in value and write down of assets. In 2013, with respect to a write down of assets of a subsidiary in the United States. In 2014, with respect to a write down of assets of a subsidiary in the United States, in the amount of $40 million in view of the decline in the selling prices of the Company's products as a result of its competitors' strategy to increase their market share, and in view of the cancellation of the anti-

dumping tax on Japanese chlorine-based biocide manufacturers in the fourth quarter of 2014, and impairment in the value of the activities classified as “held for sale” (following the company's strategy to focus on its core businesses) pursuant to IFRS 5 in Europe, in the amount of $31 million. In 2015, with respect to impairment in value of the activities classified as “held for sale” pursuant to IFRS 5 in Europe and in the United States, in the amount of $47 million and impairment in the value of assets of the Bromine facilities in Israel, in the amount of $43 million in view of the decision of the Company’s management regarding the continued use of various facilities on the Company's sites. In 2016, with respect to the write down of assets (including expected closure cost) relating to the global ERP project (Harmonization Project), in the amount of $282 million, write down of assets relating to discontinuance of the activities of Allana Afar in Ethiopia (including expected closure cost), in the amount of $202 million, and impairment in the value of assets of a subsidiary in the United Kingdom, in the amount of $5 million. See also – Note 13 to accompanying audited financial statements.

(4)	Provision for early retirement and dismissal of employees in accordance with the Company’s comprehensive global efficiency plan from 2012 in its production facilities throughout the group. In 2012, with respect to the Company’s facilities in Israel at ICL Rotem and the Bromine companies. In 2013, with respect to the Company’s facilities in Israel at ICL Rotem. In 2015, with respect to the Company’s facilities in Israel at the Bromine companies and the Company’s facilities in the United Kingdom. In 2016, with respect to the Company’s facilities in Israel at the Bromine companies, the Company’s facilities in the United Kingdom and the Company’s facilities of the joint venture in China (reflected also in the non-controlling interests’ adjustment below). See also – Note 18 to accompanying audited financial statements.

(5)	Income from consolidation of previous equity method investee (increase in the rate of holdings from an investment accounted for using the equity method of accounting). In 2014, in respect of a company in Brazil and in 2015, in respect of Allana Afar.

(6)	Provision in connection with prior periods in respect of royalties’ arbitration in Israel. See also – Note 20 to accompanying audited financial statements.

(7)	Refund of Value Added Tax (VAT) payments in a subsidiary in Germany.

(8)	Provision in connection with prior periods in respect of costs of management services of the electricity system in DSW and ICL Rotem, pursuant to the Israeli Public Utilities Authority Electricity's resolution form 2015, to impose certain electricity system management services charges also on private electricity producers as opposed to only on private consumers, retroactively from June 2013. See also – Note 20 to accompanying audited financial statements.

(9)	Provision for legal claims, mainly regarding two claims settled in 2016 related to prior periods. In 2015, stemming mainly from the settlement agreement that ended the Class Action brought by the farmers in Israel regarding potash prices, and in 2016, stemming mainly from the arbitration award ending the long commercial price dispute with Haifa Chemicals. See also – Note 20 to accompanying audited financial statements.

(10)	Provision for removal of waste in respect of prior periods. In 2013 and 2015, in respect of removal of historical waste stemming from bromine production at the Company’s facilities in Israel in light of the government’s requirement to accelerate the waste removal schedule leading to additional cost of implementing a different technology. In 2016, purification and removal of historical waste from the potash activities in Spain as a result of decisions made by the Spanish authorities in connection with the plan for treating the salt pile in the Sallent site leading to plan changes mainly related to the water pumping process involved in the salt treatment. See also – Note 20 to accompanying audited financial statements.

(11)	Interest and linkage expenses in connection with the royalties’ arbitration and tax assessments in Israel relating to prior periods. In 2014, in connection with the royalties’ arbitration relating to prior periods. In 2016, in connection with the royalties’ arbitration relating to prior periods, in the amount of $26 million, and relating to a tax assessment in Israel relating to prior periods, in the amount of $12 million. See also – Note 20 to accompanying audited financial statements.

(12)	In 2013, mainly relating to a provision for taxes in connection with the Trapped Earnings Law in Israel relating to prior periods. In 2014, relating to a provision for taxes as a result of a change in Spain's supreme court judgment relating to prior periods. In 2015, relating to deferred taxes adjustment of prior periods in the magnesium. In 2016, relating to tax assessment in Israel and Belgium relating to prior periods. See also – Note 17 to accompanying audited financial statements.

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our ordinary shares could decline, and investors could lose all or part of their investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks facing the Company described below and elsewhere in this Annual Report (including the factors noted in “Special Note Regarding Forward-Looking Statements”).

Risks Related to Our Business

Our mining operations are dependent on concessions, licenses and permits granted to us by the respective governments in the countries wherein they are located.

Our mining business depends on concessions granted to us by the respective governments in the countries in which we operate. Loss of concessions, as well as material changes to the conditions of these concessions could materially and adversely affect our business, financial condition and results of operations.

We extract potash and salt in Israel, Spain and the United Kingdom and bromine, magnesium and certain other minerals in Israel, and also polysulphate in England, pursuant to concessions and permits in those countries.

In Israel, the concession that was granted by the government to utilize the resources of the Dead Sea ends on 31 March 2030. In consideration, we pay royalties to the Israeli government.

In 2015, the Minister of Finance appointed a team for determination of the “governmental activities to be conducted towards the end of the concession period”. The public’s comments regarding its positions and viewpoints in connection with the end of the concession were submitted to the team. The team was asked to submit its recommendations to the Minister of Finance by May 2016, however to the best of the Company’s knowledge up to the date of the report the team had not yet submitted its recommendations. There is no certainty as to what the recommendations of this team will be with regard to the procedures that the government will undertake in connection with the existing concession and as to the manner in which future mining rights will be granted.

In addition, the Minister of Finance appointed a team headed by the Accountant General designated to establish the manner in which, according to the current concession, the replacement value of DSW’s tangible assets will be calculated in the event such assets are returned to the government at the end of the concession period. The actual calculation will be executed only in 2030. The team was requested to submit its recommendations to the Minister of Finance by March 2015. In January 2017, the Accountant General sent a letter to the Chief Economist – the Supervisor of the State’s revenues wherein she noted that recently the position of the Division of the Accountant General in the Ministry of Finance regarding the arrangement covering the assets was finalized (but was not published), however in light the expected changeover of the Accountant General, the draft position report is being transferred to the incoming Accountant General for completion of the work. At this stage, there is no certainty regarding the recommendations of the new Accountant General. In addition, there is no certainty as to how the Government will interpret the Concession Law, the manner in which this process and methodology will ultimately be implemented, and how the value of the tangible assets will be calculated. See “Item 4. Information on the Company — D. Property, Plants and Equipment—Mineral Extraction and Mining Operations” and “Concessions and Mining Rights”.

In Spain, the government granted ICL Spain, which is engaged in the potash and magnesium business, mining rights based on legislation from 1973. Some of these licenses are valid until 2037 and the rest are valid until 2067. In consideration thereof, ICL pays royalties to the Spanish government. Maintaining the mining activity in Spain requires municipal and environmental licenses which, as of the date of this report, are being examined by Spanish authorities. Insofar as such licenses are not renewed, this is expected to affect, possibly in a substantial manner, mining activity at certain sites in Spain and the Company’s financial results. For additional information respecting issues relating to mining permits in Spain, see “Item 8. Financial Information – Legal Proceedings”.

The mining rights of a subsidiary in the United Kingdom (hereinafter – ICL UK), are based on approximately 114 mining leases and licenses for extracting various minerals, in addition to numerous easements and rights of way from private owners of land under which ICL UK operates, and mining rights in the North Sea granted by the British Crown (Crown Estates). The said mining rights cover a total area of about 374 square kilometers. As at the date of the report, all the lease periods, licenses, easements and rights of way are effective – some of the said periods will continue up to 2020 whereas some will continue up to 2038.

A UK subsidiary from ICL Specialty Fertilizers (hereinafter – Everris UK), has peat mines in the UK (Creca, Nutberry and Douglas Water). Peat is used as a raw material for production of detached beds for soil improvement and use as soil substitutes in growing media.
The Nutberry and Douglas Water mining sites are owned by Everris UK, while the Creca mine is held under a long-term lease. The mining permits are granted by the local authorities and are renewed after examination of the local authorities. The mining permits were granted up to the end of 2024.

Furthermore, we mine phosphate rock from phosphate deposits in the Negev desert in accordance with three concessions from the State of Israel that are valid until the end of 2021. In consideration thereof, we are required to pay royalties to the Israeli government. Our existing phosphate mines in the Negev desert hold limited reserves of phosphate rock designated for phosphoric acid production.

The Company is working to promote the plan for mining phosphates in Barir field (which is located in the south part of South Zohar field) in the Negev Desert. In December 2015, the National Planning and Building Council approved the Policy Document regarding Mining and Quarrying of Industrial Minerals (hereinafter – “the Policy Document”), which includes, among other things, a recommendation to permit phosphate mining in the Barir field.

The Policy Document that was approved will serve as the basis for preparation of a national outline plan (hereinafter – “the National Outline Plan”) for mining and quarrying, which is also to be submitted for approval by the National Planning and Building Council. Along with the approval of the Policy Document, the National Planning and Building Council instructed the Planning Administration to raise the matter of the directive to prepare a detailed plan for the Barir Field at one of its upcoming meetings.

In the beginning of 2016, the National Outline Plan (NOP 14B), which includes the South Zohar field, was submitted for comments by the various committees, which provided their comments and recommendations toward the end of 2016. On February 14, 2017, a hearing was held by the Committee for Principle Planning Matters, whereat decisions were made with respect to the continued advancement of mining in the South Zohar field. Concurrently, and based on a decision of the National Planning and Building Board, instructions were prepared by the competent authorities with respect to performance of an environmental survey of the Barir field for purposes of its further advancement. The said instructions are expected to be brought for approval of the National Planning and Building Board during 2017.

In February 2016, the municipality of Arad, together with several other plaintiffs, including, among others, residents of the town Arad, and the communities and Bedouin villages surrounding the area, filed a petition with the Israeli Supreme Court sitting as the High Court of Justice against approval of the Policy Document that authorized phosphate mining in the South Zohar field due to, among other things, a fear of potential environmental and health dangers they contend will occur. Rotem was joined as a respondent to the petition. In February 2017, the Company submitted a statement of defense. The Company estimates that the chances that the petition will be accepted are low. The Company believes that the mining activities in South Zohar do not involve any risks to the environment or to people. There is no certainty that the National Outline Plan and the South Zohar plan will be approved at all or as will be submitted, in light of, among other things, the opposing position of the Health Ministry. Moreover, there is no certainty regarding the timelines for the submission of the Plans, the approval thereof, or of further developments with respect to the South Zohar. If mining approval is not received for South Zohar, there will be a significant impact on the Group’s future mining reserves in the medium and long term. The hearing in the High Court of Justice is scheduled to take place on March 20, 2017.

Our business, financial condition and results of operations may be adversely affected, even materially, in case of failure to receive such approval and to find alternative sources of phosphates in Israel. For additional information on phosphate rock reserves and concessions and mining activities, see “Item 4. Information on the Company — D. Property, Plants and Equipment—Mineral Extraction and Mining Operations” and “Concessions and Mining Rights”, respectively.

In October 2015 we completed the establishment of the joint venture (“YPH JV”) with Yunnan Phosphate Chemicals Group (“YPC”), China’s phosphate producer. YPH JV has mining rights at the Haikou mine and the Baitacun mine pursuant to two phosphate mining licenses issued by the Division of Land and Resources of the Yunnan Province in China. The Haikou license is valid until January 2043 and the Baitacun license is valid until November 2018. YPH JV plans to request a renewal of the Baitacun concession prior to its expiration. Nevertheless, in the foreseeable future we do not plan to carry out mining operations in the Baitacun mine. In consideration of these mining rights, we are required to pay royalties and a resource tax. See “Item 4. Information on the Company—D. Property, Plants and Equipment—Concessions and Mining Rights”.

In addition, our concession agreements and/or licenses include obligations relating to the expiration of the concession and/or licenses at the various activity sites, including reclamation and clearing of the sites (restoring the site to its former state). It is difficult to estimate what actions would need to be executed upon expiration of the concession and/or license period, as well as the costs involved in such actions.

Our ability to operate and/or expand our production and operating facilities is dependent on our receipt of, and compliance with, permits issued by governmental authorities, including authorities in Israel, Spain, the United Kingdom and China. A decision by a government authority to deny any of our permit applications may impair our business and operations.

Existing permits are subject to challenges with respect to their validity, revocation, modification and non-renewal. Any successful challenges with respect to the validity of our permits or the revocation, modification or non-renewal of our permits could lead to significant costs and materially adversely affect our operations and financial condition. In addition, a failure to comply with the terms of our permits could result in payment of substantial fines and subject us to criminal sanctions.

Our operations and sales are subject to the volatility of market supply and demand and we face significant competition from some of the world’s largest chemical and mining companies.

In addition to seasonal and cyclical variations (mainly in our Essential Minerals segment), some of our businesses are characterized by fluctuations caused, in part, by factors on the supply side, such as entry into the market of new manufacturers and products and expansion of the production capacity of existing manufacturers, as well as changes on the demand side. Some of our products are commodities that are available from multiple sources. Our competitors include some of the world’s largest chemical and mining companies. Some of these companies are state-owned or government-subsidized. The potential production capacity is currently greater than the global demand, which has affected price levels. The primary competitive factor with respect to our products is the price. The prices of our products are influenced by the prices prevailing in the market, while recent years saw a decline in the prices of commodities, such as potash and phosphates. Prices have remained low due to higher supply and lower demand deriving from several reasons, including low prices in the agricultural market. Additional competitive factors include product quality, customer service and technical assistance. If we are unable to compete effectively with these companies, our results of operations would almost certainly be significantly and adversely affected.

Inaccuracies in our estimates of mineral reserves and resource deposits could result in lower than expected sales and/or higher than expected costs.

We base our estimates of mineral reserves and resource deposits on engineering, economic and geological data that is compiled and analyzed by our engineers and geologists. However, reserves estimates are by nature imprecise and rely to some extent on statistical inferences drawn from available drilling data, which may prove unreliable/inaccurate. There are numerous inherent uncertainties in estimating quantities and qualities of mineral deposits and reserve deposits and the costs of mining recoverable reserves and the economic feasibility thereof, including many factors beyond our control. Estimates of economically feasible commercial reserves necessarily rely on a number of factors and assumptions, all of which may vary considerably from the actual results, such as:

•	Geological and mining conditions and/or effects of prior mining that may not be fully identified/assessed within the available data or that may differ from those based on experience;

•	Assumptions concerning future prices of products, operating costs, mining technology improvements, development costs and reclamation costs; and

•	Assumptions concerning future effects of regulation, including the issuance of required permits and taxes imposed by governmental agencies.

If these factors and assumptions change, we may need to revise our mineral reserves and resource estimates. For example, in 2015, we reduced our reserves estimates for our potash mine in the United Kingdom as a result of depletion due to continuing mining activities, changes in geological interpretation and no new conversion of resources to reserves from ongoing exploration activities.

Because we do not plan to commence mining operations at Baitacun in the foreseeable future, we have not yet completed a study to determine if it has SEC Industry Guide 7 compliant reserves.

For additional information, see “Item 4. Information on the Company—D. Property, Plants and Equipment—Concessions and Mining Rights.”

Any inaccuracy in our estimates related to our mineral reserves and non-reserves mineral deposits could result in lower than expected sales and/or higher than expected costs.

The locations of some of our mines and facilities expose us to various natural disasters.

We are exposed to natural disasters, such as flooding and earthquakes which may cause material damage to our business. In Israel, some of our plants are located on the Jordan Rift Valley, or Syro-African Depression, a seismically active area. Furthermore, in recent years sinkholes and underground cavities have been discovered in the area of the Dead Sea, which could cause harm to the Company’s plants. In addition, an “undermining” process has begun in the northern part of the Arava stream, at the end of which there are located, on both banks, evaporation ponds of the Company’s plants at the Dead Sea, this being a reaction to the recession of the Dead Sea water level. There is a risk that in the long run, this phenomenon will jeopardize the stability of the Company’s dikes and evaporation ponds. In the Sodom area, where many of our plants are located, there are occasional flash floods in the stream-beds. While we have insurance coverage that covers these types of damage, subject to payment of deductibles, the insurance may not be sufficient to cover all of these damages. In addition, we have underground mines in the United Kingdom and Spain. Water leakages into these mines or other natural disasters might cause disruptions to mining or even loss of the mine. We do not have full property insurance respecting all of our property/assets.

The accumulation of salt at the bottom of Pond 5, the central evaporation pond in our solar evaporation pond system used to extract minerals from the Dead Sea, requires the water level of the pond to be constantly raised in order to maintain the production capacity of extracted minerals.

The minerals from the Dead Sea are extracted by way of solar evaporation, whereby salt precipitates onto the bed of one of the evaporation ponds at Sodom, in one of the sites of Dead Sea Works. The precipitated salt creates a layer on the Pond bed of approximately 20 million tons annually. The process of production of the raw material requires that a fixed brine volume is preserved in the Pond. To this end, the water level of the Pond is raised by approximately 20 centimeters annually.

Failure to correspondingly raise the water level will cause a reduction in our production capacity. However, raising the water level of the pond above a certain level may cause structural damage to the foundations of the hotel structures situated close to the water’s edge and to other infrastructures on the western shoreline of Pond 5.

We are currently working with the Israeli government both with respect to construction of the temporary defenses and with respect to the permanent solution, which consists of harvesting of the salt in such a manner whereby raising the water level in Pond 5 would no longer be necessary after completion of the harvesting. The temporary defenses are supposed to provide protection pending the implementation of the permanent solution, which is supposed to provide protection until the end of the current concession period in 2030.

In December 2015, National Infrastructures Plan 35A (hereinafter - “the Plan”), was approved by the National Infrastructures Committee, which includes the statutory infrastructure of the Salt Harvesting project in the evaporation ponds through, among other things, the construction of a new pumping station in the northern basin of the Dead Sea. In March 2016, the Government also approved the Plan.

The Company will bear 80% and the Government will bear 20% of the cost of the Salt Harvesting Project, however the Government's share will not exceed NIS 1.4 billion.

For more information about the temporary defenses and the permanent solution, see “Item 4. Information on the Company — D. Property, Plants and Equipment—Mineral Extraction and Mining Operations” and “Concessions and Mining Rights”, respectively.

There is no assurance that the temporary defenses or the permanent solution will be fully implemented or that the implementation will prevent damage to the surrounding infrastructure or our operations at Pond 5. Failure to provide solutions, or any damage caused as aforesaid, could materially and adversely affect our business, financial condition and results of operations.

Construction of a new pumping station is required due to the receding water level in the northern basin of the Dead Sea.

As part of our production process in Israel, we pump water from the Dead Sea through a special pumping station and deliver it to the salt and carnallite ponds. Due to the receding water level in the northern basin of the Dead Sea, the water line is receding from the current pumping station and construction of a new pumping station is therefore necessary. We expect that the new pumping station would be able to pump water until the end of the concession period. Construction of the new station depends, primarily, on receipt of statutory approvals. We have established a designated administration team to advance the necessary procedures and monitor various developments which may affect the receipt of such statutory approvals.

With respect to National Infrastructure 35A, which includes the construction of the new pumping station, failure to construct the new pumping station on time may impair our ability to pump the desired quantity of water from the Dead Sea.

In addition, as the water level of the northern basin of the Dead Sea recedes, we may be pressured to reduce our usage of minerals from the Dead Sea, which could have a material and adverse effect on our business, financial condition and results of operations.

Any malfunction in the transportation systems we use to ship our products could have a material and adverse effect on our business, financial condition and results of operations.

Approximately half of our sales turnover comprises of sales of bulk products characterized by large quantities. Most of this production quantity is shipped through dedicated facilities from two seaports in Israel and one in Spain. It is not possible to ship large quantities in bulk from other facilities. Any significant disruption with regard to the seaport facilities, including due to strikes by port workers or regulatory restrictions, could delay or prevent exports of our products to our customers overseas, which could materially and adversely affect our business, financial condition and results of operations.

We are exposed to risks associated with our international sales and operations, which could adversely affect our sales to customers in various countries as well as our operations and assets in various countries. Some of these factors may also make it less attractive to distribute cash generated by our operations outside Israel to our shareholders, to use cash generated by our operations in one country to fund our operations or repayments our indebtedness in another country and to support other corporate purposes or to the distribution of dividends.

As a multinational company, we sell in many countries where we do not produce. A considerable portion of our production is designated for export. As a result, we are subject to numerous risks and uncertainties relating to international sales and operations, including:

•	Difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations, including the U.S. Foreign Corrupt Practices Act, the UK Bribery Act of 2010 and Section 291A of the Israeli Penal Law;

•	Unexpected changes in regulatory environments;

•	Increased government ownership and regulation in the countries in which we operate;

•	Political and economic instability, including civil unrest, inflation and adverse economic conditions resulting from governmental attempts to reduce inflation, such as imposition of higher interest rates and wage and price controls; and

•	The imposition of tariffs, exchange controls, trade barriers, new taxes or tax rates or other restrictions.

The occurrence of any of the above in the countries in which we operate or elsewhere could jeopardize or limit our ability to transact business there and could adversely affect our revenue and operating results and the value of our assets located outside Israel.

Some of the above risks might make it economically unattractive to utilize cash generated by our operations in one country to fund our operations or repayments of liabilities in another country, to support other corporate purposes and needs or to distribute dividends.

Our operations could be adversely affected by price increases or shortages with respect to water, energy and our principal raw materials, as well as by increases in transportation costs.

We use water, energy and various raw materials as inputs and we could be affected by higher costs or shortages in these materials, as well as by changes in transportation prices.

Our phosphate facilities use large quantities of water purchased from Mekorot, Israel’s national water company, at prices set by the government. If these prices rise significantly, our costs will rise as well. In our plants in Sodom, we obtain water from an independent system that is not part of the national water system. A shortage of water at the water sources in proximity to the plants would force our Essential Minerals segment to obtain water from sources located further away, at a higher cost.

Our plants consume large amounts of energy. Moreover, energy is a significant component of the shipping costs of a considerable share of our products. Significant price increases for energy, or energy shortages, would affect shipping costs, production costs and/or quantities. The production processes and facilities at our magnesium plant require a continuous supply of electricity. While our magnesium plant has two power supply sources — our power station in Sodom and the national power grid in Israel — there is a risk of damage to the power supply from these two sources concurrently. Prolonged damage to regular power supply may damage the plants and the environment.

In 2015, the Israeli Public Utilities Authority Electricity (hereinafter –the “Electricity Authority") resolved to impose certain electricity system management services charges also on private electricity producers as opposed to only on private consumers, this being retroactively from June 2013. In August 2016, the Electricity Authority published a revision to its decision that gave rise to a reduction of the charges to the Company for the electricity system management services relating to prior periods. Such a decision also expected to affect the costs of electricity generated by the new power station.

ICL, DSW and Rotem filed a petition against the decision of the Electricity Authority contending that the decision suffers from significant flaws. On January 23, 2017, the Supreme Court sitting as the High Court of Justice issued a conditional order against the State of Israel with reference to the “retroactive” charges. The State was required to submit its response affidavit in connection with the retroactive charges for 2013 and 2014.

In addition, the current supply of natural gas to our subsidiaries in Israel is dependent on a single supplier and also on a single gas pipeline with limited transmission capacity. While our plants are prepared for the use of alternative energy sources (fuel oil and/or diesel fuel), an increase in our energy costs, or energy shortages, could materially and adversely affect our business, financial condition and results of operations.

Furthermore, an increase in price or shortage of raw materials, such as ammonia, sulfur, WPA and 4D (which we purchase from a third party) could adversely and materially affect our results of operations financial position, and our business.

We can provide no assurance that we will be able to pass on to our customers increased costs relating to water, energy or other raw materials, such as sulfur, that are supplied by third parties. Our inability to pass on such cost increases could adversely affect our margins. In addition, shortages in our principal raw materials may disrupt our production capacity and adversely affect our business performance.

Completion of certain of our major projects may be dependent on third-party contractors and/or governmental obligations.

The completion of certain of our major projects may be dependent on third-party contractors. For example, in 2012, the Company entered into agreements regarding a project to construct a new cogeneration power station in Sodom, Israel (hereinafter – the Station). The Station will have a production capacity of about 330 tons of steam per hour and about 230 megawatt hours, which will supply electricity and steam requirements for the production plants at the Sodom site and for third party costumers. The Company intends to operate the new Station concurrently with the existing power station, which will be operated on a partial basis in a "hot back-up" format, for production of electricity and steam. The total electricity production in the short term will be about 245 megawatt hours. The Company also intends to utilize its present gas contracts and thereafter to enter into new gas contracts in order to run the Station.

Construction of the Station was expected to be completed in the second half of 2015. In 2015, the executing contractor (the Spanish Company "Abengoa") experienced financial difficulties. In October 2016, the Spanish court approved a debt arrangement between the executing contractor and its creditors which permitted continuation of its activities in the power station project. In light of that stated, the Company expects to complete the construction and to commence operation of the Station in the first half of 2017, with additional costs that are not material.

Delays in the completion of construction works are expected to continue having an adverse effect on our energy expenses and access to a reliable energy supply at the Sodom site, which may adversely affect our business, financial condition and results of operations.

In addition, in September 2016 our Board of Directors has decided to discontinue the Harmonization project for the development and establishment of a global central ERP system. The Board’s decision derived, among other things, from substantial risks pertaining to the level of complexity and readiness of the system, stemming among other things from the nature of services and design as received from third parties in this context.

In addition, some of our projects rely on governmental obligations. For example, in August 2016, the Ethiopian Tax Authority decided to reject the appeal filed by the subsidiary Allana Afar regarding the tax assessment from June 2016, in the amount of $55 million. In light of that stated above and in view of the Ethiopian government’s failure to provide the necessary infrastructures and regulatory framework for the project, in October 2016, the Company’s Board of Directors instructed Management to take all necessary actions towards termination of the project.

The construction of a canal connecting the Red Sea to the Dead Sea could adversely affect production at our plants.

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

The targets underlying the World Bank's report on the construction of the canal are desalination of water for countries in the region (mainly Jordan), stabilization of the level of the Dead Sea and contribution to regional peace. Such a canal could change the composition of the Dead Sea resulting in a lower concentration of sodium chloride in the water, which could adversely affect production at our plants.

A detailed agreement has been signed by Israel and Jordan, triggering the first stage of the Red Sea-Dead Sea Canal. The project includes construction of a desalination plant in Aqaba and transportation of the desalinated water to Jordan and to Israel. The brine will be pumped into the Dead Sea. Under the agreement, water exchanges will take place, and the Jordanians will be able to receive water from Israel. The facility will initially pump 200 million cubic meters a year from the Red Sea. 80 million cubic meters will be transformed into potable water and the remaining 120 million cubic meters will be pumped into the Dead Sea. About 100 million cubic meters of additional sea water will be extracted and discharged directly into the Dead Sea without desalination. The 180 km long pipeline will be laid in Jordanian territory. Based on the evaluation performed by the World Bank, pumping up to 400 million cubic meters into the Dead Sea will have no adverse environmental effects, as no layering effect will be caused, and the water will evaporate and/or mix with the water of the Dead Sea. For this reason it appears that pumping on such a scale will also create no significant damage to our plants, especially since only about 200 million cubic meters will be pumped in one pipeline in the first stage of the project (assuming they are not discharged nearby our pumping station), although the actual impacts may be different.

We are exposed to the risk of labor disputes, slowdowns and strikes.

From time to time we experience labor disputes, slowdowns and strikes. A significant part of our employees are subject to collective labor agreements. Prolonged slowdowns or strikes at any of our plants could disrupt production and cause the non-delivery of products that had already been ordered, and time is needed in order to return to full production capacity at the facilities. Furthermore, due to the mutual dependency between ICL plants, slowdowns or strikes in any ICL plant may affect the production capacity and/or production costs at other ICL plants. Labor disputes, slowdowns or strikes, as well as the renewal of collective labor agreements, may lead to significant costs and loss of profits, which could adversely, and even materially, affect our operating results and our ability to fully implement future operational changes for efficiency purposes. For example, the collective labor agreement in Rotem expired in June 2016. The collective labor agreements in DSW are valid through October 2017, and the collective labor agreements in Bromine Compounds are valid through July 2017. With respect to the Rotem agreement, as of the date of this report, the Company is conducting negotiations with the workers union to form a new labor agreement. During these negotiations, the workers union declared a labor dispute in that respect. In the course of labor disputes, the workers union may impose certain sanctions which may include blocking or delaying the transfer of goods through the factory gates; such disputes may escalate into a strike.

Some of our employees have pension and health insurance arrangements that are our responsibility.

Some of our employees in Israel and overseas have pension and health insurance arrangements that are our responsibility. Against some of these liabilities, we have monetary reserves that are invested in financial assets. See Note 18 to our audited financial statements for information about our employee benefits liabilities and composition of plan assets. Changes in life expectancy, changes in the capital market or changes in other parameters by which undertakings to employees and retirees are calculated, as well as statutory amendments could increase our net liability for these arrangements.

The discontinuation, cancellation or expiration of government programs or tax benefits; entry into force of new or amended legislation or regulations with respect to additional and/or increased fiscal liabilities to be imposed on us; or imposition of new taxes or changes to existing tax rates, could all adversely affect our business results.

Any of the following may have a material adverse effect on our operating expenses, effective tax rate and overall business results:

•	Some government programs may be discontinued, expire or be cancelled;

•	The government may initiate new legislation or amend existing legislation in order to impose additional and/or increased fiscal liabilities on our business, such as additional royalties or natural resources taxes, as has occurred recently in Israel;

•	The applicable tax rates may increase;

•	We may no longer be able to meet the requirements for continuing to qualify for some programs;

•	Such programs and tax benefits may be unavailable at their current levels;

•	Upon the expiration of a particular benefit, we may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit.

Our tax liabilities may be higher than expected.

Our tax expenses and the resulting effective tax rate reflected in our consolidated financial statements may increase over time as a result of changes in corporate income tax rates and other changes in tax laws in the various countries in which we operate. We are subject to taxes in many jurisdictions, and discretion is required in determination of the provisions for our tax liability. Similarly, we are subject to examination by the tax authorities in many different jurisdictions. As part of these examinations, the relevant tax authorities may disagree with the amount of taxable income reported, deriving from our inter-company agreements and may also dispute our interpretation of the applicable tax legislation. For example, in December 2013, an assessment was received from the Israeli Tax Authority (“ITA”) whereby the Company is required to pay tax in addition to the amount it already paid in respect of the years 2009-2011, in the amount of about $235 million. The Company has appealed the ITA's assessment. On December 8, 2016, the Company withdrew the said appeal and agreed with the Taxes Authority to close out the assessment for the above-mentioned years and to also put an end to the main disputes in connection with the open tax years, in consideration of payment of an additional amount, beyond the amounts paid up to now, in the amount of $60 million, including interest and linkage differences.

In addition, in August 2016, the Ethiopian Tax Authority decided to reject the appeal filed by the subsidiary Allana Afar (hereinafter – “Allana”) regarding the tax assessment from June 2016, in the amount of $55 million. Allana contends the tax assessment is illegal and unjustified, and therefore declined to pay it, an action that triggers imposition of sanctions according to Ethiopian law, including, foreclosure of property and revocation of the mining concession. In light of that stated above and in view of the Ethiopian government’s failure to provide the necessary infrastructures and regulatory framework for the project, in October 2016, the Company’s Board of Directors instructed Management to take all necessary actions towards termination of the project. For further details, see Note 13 of our audited financial statements.

In recent years we have expanded our business through mergers and acquisitions or organizational restructuring and various initiatives designed to increase production capacity and reduce costs of our existing operations. This could result in a diversion of resources and significant expenses, a disruption of our existing business operations and an adverse effect on our financial condition and results of operations.

Negotiation processes with respect to potential acquisitions or joint ventures, as well as the integration of acquired or jointly developed businesses, require management to invest time and resources, in addition to significant financial investments, and we may not be able to realize or benefit from the potential involved in such opportunities. There is no guarantee that businesses that have been or will be acquired or joint ventures will be successfully integrated with our current products and operations, and we may not realize the anticipated benefits of such acquisitions or joint ventures and even incur losses as a result thereof.

Future acquisitions could lead to:

•	Substantial cash expenditures;

•	Dilution due to issuances of equity securities;

•	The incurrence of debt and contingent liabilities, including liabilities for environmental damage caused by acquired businesses before we acquired them;

•	A decrease in our profit margins; and

•	Impairment of intangible assets and goodwill.

If future acquisitions disrupt our operations, our business may be materially and adversely affected.

Some of our partners or potential partners in these business initiatives are governments, governmental bodies or publicly owned companies. We may face certain risks in connection with our investments in the joint ventures and/or partnerships including, for example, if our partners' needs, desires or intents change, if the government changes or if the ownership structure of our partners changes.

In addition, we are working on a number of initiatives to improve our existing operations, including initiatives to increase production in Spain and reduce operating costs at our facilities. In ICL Iberia in Spain we are consolidating all our facilities into a single site which includes a mine and a processing plant, which would reduce costs per ton and allow for the elimination of additional bottlenecks and further expansion. In ICL UK we are executing a transition from the production of potash to the production of polysulphate (up to a production capacity of approx. 1 million tons in 2020), and an expansion of the mining area in order to provide more resources. These initiatives may involve very high costs and/or take longer than we anticipate, and may not ultimately achieve their goals. If these initiatives will not succeed, our competitive position could be adversely affected. See “Item 4. Information on the Company—B. Business Overview—Our Strategy”.

As a multinational company, our sales may be adversely affected by currency fluctuations and restrictions, as well as by credit risks.

Our global activities expose us to the impact of currency exchange rate fluctuations. Our financial statements are prepared in U.S. dollars. Our sales are made in a variety of currencies, primarily in U.S. dollars and euros. As a result, we are currently subject to significant foreign currency risks and may face greater risks as we enter new markets. We may also be exposed to credit risks in some of these markets. The imposition of price controls and restrictions on the conversion of foreign currencies could also have a material adverse effect on our financial results. Part of our operating costs are incurred in currencies other than U.S. dollars, particularly in euros, NIS, GBP, BRL and RMB. As a result, fluctuations in exchange rates between the currencies in which such costs are incurred and the U.S. dollar may have a material adverse effect on the results of our operations, the value of the balance sheet items denominated in foreign currencies and our financial condition.

We use derivative financial instruments and "hedging" measures to manage some of our net exposure to currency exchange rate fluctuations in the major foreign currencies in which we operate. However, not all of our potential exposure is covered, and some elements of our consolidated financial statements, such as our operating profit, are not fully protected against foreign currency exposures. Therefore, our exposure to exchange rate fluctuations could have a material adverse effect on our financial results.

See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Exchange Rate Risk.”

Because some of our liabilities bear interest at variable rates, we are exposed to the risk of interest rate increases.

A portion of our liabilities bear interest at variable rates. We are exposed to the risk stemming from an increase in interest rates, which would increase our financing expenses and adversely affect our results. Such increase in interest rates may also occur as a result of downgrade in our rating. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Exchange Rate Risk.”

We may face to material fines, penalties and other sanctions and other adverse consequences arising out of FCPA investigations and related matters.

We are required to comply with the U.S. Foreign Corrupt Practices Act (the "FCPA"), the UK Bribery Act and similar anti-corruption laws in other jurisdictions around the world, in the countries where we do business. We operate and sell in countries that may be considered to be of high risk in this regard. Compliance with these laws has been subject to increasing focus and activity by regulatory authorities in recent years. Actions by our employees, as well as third party intermediaries acting on our behalf, in violation of such laws, whether carried out in the United States or elsewhere in connection with the conduct of our business could expose us to liability for violations of the FCPA or other anti-corruption laws and accordingly may have a material adverse effect on our reputation and our business, financial condition and results of operations.

Significant disruptions in our information technology systems or breaches of our information security systems could adversely affect our business.

An intrusion, interruption, destruction or breakdown of our information technology systems and/or infrastructure by authorized or unauthorized persons could adversely affect our business and operations and in some cases even lead to environmental damage. Moreover, we could experience business interruption, information theft and/or reputational damage as a result of cyber-attacks, which may compromise our systems, lead to data leakage and to disruption of sensitive production facilities and/or the security thereof, whether internally or at our third party providers. Our systems have been, and are expected to continue to be, the target of malware and other cyber-attacks. In spite of our investment in measures to reduce these risks, we cannot assure that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data. Cyber threats are constantly evolving, thereby increasing the difficulty of detecting and successfully defending against them. As cyber threats continue to evolve, we may be required to incur additional expenses in order to enhance our protective measures or to remediate any information security vulnerability.

Failure to recruit key personnel, or to attract additional executive and managerial talent, could adversely affect our business.

Given our increasing size, complexity and the global reach of our business and multiple areas of focus, each of which could constitute a significant stand-alone company, we greatly rely upon our ability to recruit and retain highly qualified and skilled management and other employees. Much of our competitive advantage is based on the expertise, experience and know-how of our key management personnel. Any loss of service of key members of our organization, or any diminution in our ability to continue to attract high-quality employees may delay or prevent the achievement of major business objectives and may have a material adverse effect on our business, financial condition and results of operations. For example, on 8 September 2016, the Company’s Chief Executive Officer (CEO), Mr. Stefan Borgas, gave notice of his decision to resign his position as the Company’s CEO and as a member of the Board of Directors. As of the date of the report, Mr. Asher Grinbaum, who up to 1 July 2016 served as the Executive Vice-President and Chief Operating Officer (COO), is serving as the Company’s Acting CEO, pending the appointment of a new permanent CEO. Our Board of Directors appointed a search committee in order to appoint a permanent CEO. There is no certainty regarding the date of appointment of a permanent CEO, the identity of such permanent CEO and the length of Mr. Grinbaum’s service as the Company’s Acting CEO.

We may not be able to improve our working capital, reduce capital expenditure and operating expenses to the extent and during the timeframe intended by our cost reduction program.

As part of our global efficiency plan, formulated in 2012, we have set various efficiency targets designed to reduce costs. Such targets are subject to risks and uncertainties, and actual results may materially differ from those projected or expected. For example, further to the Company’s efficiency plan, in December 2016, the Company signed an early retirement agreement with 270 employees of YPH (a Chinese partnership). As a result, in the financial statements for 2016, the Company recorded a provision for employee severance benefits by the amount of about $10 million.

The business environment may cause a decrease in our sales which outweighs our ability to reduce our costs. If we are unable to achieve our efficiency targets within the expected timeframes, our results of operations would be adversely affected, and our ability to realize other aspects of our strategy may also be slowed or undermined.

Our leverage degree has significantly increased in recent years and we engage more frequently in refinancing activities, making us increasingly reliant on access to the capital markets at favorable terms.

Our short and long term liabilities have significantly increased over recent years. As a result, our principal and interest payment obligations have increased, as well as our costs relating to financing activities. The degree to which we are leveraged could affect our ability to obtain additional financing for acquisitions, refinancing of existing debt, working capital or other purposes, could adversely affect our credit rating, and could make us more vulnerable to industry downturns and competitive pressures, as well as to interest rate and other refinancing risks. In addition, capital markets have been more volatile in recent years. Such volatility may adversely affect our ability to obtain financing on favorable terms at times in which we need to access the capital markets regularly. Our ability to refinance existing debt and meet our debt service obligations will be dependent upon our future performance and access to capital markets, which will be subject to financial, business and other factors affecting our operations (including our long term unsecured credit ratings), many of which are beyond our control. Our credit rating may be downgraded, among other things, due our future performance, the degree to which we are leveraged and the continued deterioration of the business environment.

The instruments relating to our debt contain covenants and, in some cases, require us to meet certain financial ratios. Any failure to comply with these covenants could result in an event of default under the applicable instrument, which could result in the related debt and the debt issued under other instruments becoming immediately due and payable. In such event, we would need to raise funds from alternative sources, which may not be available to us on favorable terms or at all. Alternatively, any such default could require us to sell our assets or otherwise curtail operations in order to satisfy our obligations to our creditors.

Risks Related to Our Industry

Sales of our fertilizer products are subject to the situation in the agricultural industry.

Most of our fertilizer products are sold to producers of agricultural produce. Fertilizer sales may be adversely affected as a result of a decline in agricultural produce prices or the availability of credit, or other events that cause farmers to plant less and consequently reduce their use of fertilizers. For example, periods of high demand, increasing profits and high capacity utilization tend to lead to new investment in crops and increased production. This growth increases supply until the market is over-saturated, leading to declining prices and declining capacity utilization until the cycle repeats. As a result, the prices and quantities of fertilizer products sold have been volatile. As potash and phosphate prices and quantities sold have a very significant influence on our business results, low prices and/or low quantities and/or a decrease in prices may cause our results of operations to fluctuate and potentially materially deteriorate.

The price at which we sell our fertilizer products and our sales volumes could fall in the event of industry oversupply conditions, which could have a material adverse effect on our business, financial condition and results of operations. Alternatively, high prices may lead our customers to delay purchases in anticipation of lower prices in the future, thereby decreasing our sales volumes. These factors could materially and adversely affect our business, financial condition and results of operations.

In addition, government policies, and specifically, subsidy levels, may affect the amount of agricultural crops and, as a result, sales of our fertilizer products. Generally, reductions in agricultural subsidies or increases in subsidies to local fertilizer manufacturers in countries where we sell our products have an adverse effect on our fertilizer business.

Finally, the agricultural industry is strongly affected by local weather conditions. Conditions such as heavy storms, long periods of drought, floods, or extreme seasonal temperatures could affect the local crop’s quality and yield and cause a reduction in the use of fertilizers. Loss of sales in an agricultural season in a target country as a result of weather-related events can cause a loss of sales for the whole year.

Sales of our Specialty Solutions products are affected by various factors that are not within our control, including developments in the end markets of engineered materials and food, legislative changes, recession or economic slowdown and changes in currency exchange rates.

The sales of oil drilling products depends on the extent of operations in the oil drilling market, mainly in deep-sea drilling, which in turn is dependent on oil prices, and on the decisions of oil companies regarding rates of production and areas of production of oil and gas. For example, due to the low level of oil prices, which continued to prevail in 2016, demand for clear solutions for oil and gas drilling was low, as compared to previous years.

In addition, a large portion of the Specialty Solutions segment’s products are used as inputs for end-products. For example, a significant portion of our flame retardants are added to plastic components in electronic devices, including personal computers and televisions. The slowdown of the global economy in recent years, as well as the increasing use of smartphones and tablets at the expense of personal computers, have led to a decline in the demand for personal computers, which in turn caused a decline in the demand for bromine-based flame retardants.

Sales of our Specialty Solutions products are also affected by global economic conditions in the markets in which we operate. For example, our sales may be affected by the slow economic recovery or any reversal thereof in Europe. In addition, we have significant manufacturing operations in Europe and a large portion of our European sales are in euros, while some of our competitors are manufacturers located outside Europe whose operational currency is the U.S. dollar. As a result, a strengthening of the euro exchange rate vis-à-vis the U.S. dollar increases the competitive advantage of these competitors.

Furthermore, our fire safety product line is affected by weather conditions, such as dry weather, Hamseen or Santa Ana winds and similar weather conditions, long periods of drought and/or extreme temperatures, which may affect the number and scope of fires in target countries due to weather-related events. Periodic changes in these conditions may lead to decreased sales of and demand for our fire safety products.

The operations of this segment in the food industry is affected by legal provisions and licensing regulations relating to health. This area is characterized by stringent regulatory requirements that are updated from time to time by enforcement agencies. Adjustments of our operations to the changes in regulation, including the technological complexity and feasibility of such adjustments, may adversely affect the sales of our products, incidental to any specific prohibitions and/or adjustments required in order to meet regulatory requirements.

Our operations are subject to a crisis in the financial markets.

We are a multinational company and our financial results are affected by global economic trends, changes in the terms of trade and financing and fluctuations of currency exchange rates. A crisis in the financial markets could cause a reduction in the international sources of credit available for the purpose of financing business operations. The impact of such a crisis might be expressed in terms of availability of credit to us and our customers, as well as the price of credit. In addition, the volatility and uncertainty in the European Union affect our activities in this market.

As an industrial chemicals company, we are exposed to various legislative and licensing restrictions in the areas of environmental protection and safety. Related compliance costs may adversely affect the results of our operations.

As a chemical industry company, we are significantly affected by the legal provisions and licensing regime in the areas of environmental protection and safety. Recent years have been characterized by a substantial increase in the stringency and enforcement of legal provisions and regulatory requirements in these areas; the cost of adjustment to and compliance with such regulatory changes, including the technological complexity of such adjustment, as well as compliance with standardization, have all shown a significant upward trend.

Legislative changes around the world may prohibit or restrict use of our products, due to environmental protection, health or safety considerations. Standards adopted in the future may affect us and change our methods of operation. Furthermore, some of our licenses, including business licenses and mining licenses, are for fixed periods and must be renewed from time to time. Renewal of such permits is not certain and may be made contingent on additional conditions and significant costs. For example, following a demand by the Israeli Ministry of Environmental Protection, we have been compelled to make a provision of 62 million dollars for treatment of the existing (historic) solid waste stored at a special site on the plant grounds, in addition to treatment of the current waste generated by current production processes at the plant. See “Item 4. Information on the Company—Regulatory and Environmental, Health and Safety Matters.”

As a chemical industry company, we are inherently, and by the nature of our activity, exposed to hazards relating to materials, processes, production and mining.

Although we take precautions to enhance the safety of our operations and minimize the risk of disruptions, we are subject to hazards inherent in chemical manufacturing and the related storage and transportation of raw materials, products and waste. These hazards include explosions, fires, mechanical failures, remediation complications, chemical spills and discharges or releases of toxic or hazardous substances. These and other hazards are also inherent in our mining operations, particularly underground mining. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operation and the imposition of civil or criminal penalties. Our manufacturing facilities contain sophisticated manufacturing equipment. In the event of a major disruption in the operations of any of this equipment, we may not be able to resume manufacturing operations for an extended period of time. The occurrence of material operating problems at our facilities, including, but not limited to, the events described above, may have a material adverse effect on us, during and after the period of such operational difficulties, as we are dependent on the continued operation of our production facilities and we may be exposed to substantial liabilities and costs under these circumstances. See “Item 4. Information on the Company—Regulatory and Environmental, Health and Safety Matters.”

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

Furthermore, from time to time we are exposed to claims alleging physical or property damage, which may cause us financial harm. In addition, some of the manufacturing or marketing activities (and sometimes transportation and storage as well) entail safety risks that we attempt to minimize but are not able to eliminate. In various countries, including Israel and the United States, legislation exists that can impose liability on us irrespective of our actual intent or negligence. Other laws impose liability on defendants jointly and severally, and sometimes retroactively, and therefore can cause us to be liable for activities executed jointly with others and at times solely by others. We may also be found liable for claims related to land treatment where mining operations and other activities were conducted, even after such activities have ceased.

In addition, over the past several years, there has been an upward trend in the filing of claims together with a request for their certification as class and derivative actions. Due to the nature of such actions, these claims may be for very high amounts and the costs of defending against such actions may be substantial, even if the claims are without merit from the outset. In addition, our insurance policies include coverage limitations, are restricted to certain causes of action and may not cover claims relating to certain types of damages. For example, in June 2015, a request was filed for certification of a claim as a class action, in the District Court in Tel-Aviv–Jaffa, against eleven defendants, including a subsidiary, Fertilizers and Chemical Ltd., in respect of claims relating to air pollution in Haifa Bay and for the harm allegedly caused from it to the residents of the Haifa Bay area. The amount of the claim is about $3.8 billion. A preliminary hearing on the request was scheduled for April 30, 2017. In the Company’s estimation, based on the factual material provided to it and the relevant court decisions, the chances that the plaintiffs’ contentions will be rejected are greater than the chances they will be accepted.

For information respecting additional actions, see Note 20 to our audited financial statements and “Item 8. Financial Information—Legal Proceedings”.

We are exposed to the risk of third-party and product liability claims.

We are also exposed to risk of liability related to damage caused to third parties by our operations or by our products. For example, we are subject to claims alleging liability for the impacts from the rising water level at one of our evaporation ponds at the Dead Sea. See Note 20 to our audited financial statements. We have third-party liability insurance for damages caused by our operations and for product liability. However, there is no certainty that this insurance will fully cover all damage for such liability. Moreover, sale of defective products by us might lead to a recall of products by us or by our customers who had used our products.

Our insurance policies may not be sufficient to cover all actual losses that we may incur in the future.

We maintain, among others, property, environmental, business interruption, casualty and malpractice insurance policies. However, we are not fully insured against all potential hazards and risks incidental to our business, including to damages which may be caused us by the negligence of our employees. We are subject to various self-retentions and deductibles under these insurance policies. As a result of market conditions, our loss experience and other factors, our premiums, self-retentions and deductibles for insurance policies can increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. In addition, significantly increased costs could lead us to decide to reduce, or possibly eliminate, coverage. As a result, a disruption of operations at one of our key facilities or a significant casualty could have a material adverse effect on our financial condition and results of operations. Furthermore, our insurance may not be sufficient to fully cover our expenses related to claims and lawsuits that may be filed against us, or expenses related to legislation that is being promoted and enacted with adverse effect on us.

Risks Related to the Company’s Operations in Israel and/or to the Company being an Israeli company

Due to our location in Israel and/or to being an Israeli company, our operations may be exposed to war or acts of terror.

War or acts of terror in the regions where we operate are likely to negatively impact us. This impact may manifest itself in production delays, distribution delays, loss of property, injury to employees, and increased insurance premiums. In addition, our plants may be targets for terrorist acts due to the chemicals they store. We do not have property insurance against war or acts of terror, other than compensation from the State of Israel pursuant to Israeli law, which covers only physical property damage, without accounting for reinstatement values.

It would be noted that the construction of our initial facilities in the 1950s, we have never experienced material business interruptions as a result of war or acts of terror, but we can provide no assurance that we will not be subject to any such interruptions in the future.

Our computer and communications networks, and production technologies constitute a basic platform for operational continuity and are also potential targets for acts of terror. Potential cyber threats can cause damage to systems and plants, data loss, software vulnerability and external and internal access to sensitive and confidential information. We have implemented a plan for safeguarding and backing up the information systems. The activities include: separation of our information networks from the computerized process systems, physical protection of the computer rooms and terminals and training of employees. However, there is no assurance that our plan will successfully accomplish its goals.

We conduct operations in Israel and therefore our business, financial condition and results of operations may be materially and adversely affected by political, economic and military instability in Israel and its region.

Our headquarters, some of our operations, and some of our mining facilities are located in Israel and many of our key employees, directors and officers are residents of Israel. Accordingly, political, economic and security conditions in Israel and the surrounding region may directly affect our business. Since the establishment of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could materially and adversely affect our business, financial condition and results of operations and could also make it more difficult for us to raise capital. Recent political uprisings, social unrest and violence in various countries in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria, are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries and has raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. In addition, the assessment is that Iran has a strong influence among parties hostile to Israel in areas that neighbor Israel, such as the Syrian government, Hamas in Gaza and Hezbollah in Lebanon. Any armed conflicts, terrorist activities or political instability in the region could materially and adversely affect our business, financial condition and results of operations. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to comply with their undertakings under those agreements pursuant to force majeure provisions in such agreements. In addition, because we are an Israeli company, our sales may be subject to economic boycotts or other sanctions on our products.

Our operations may be disrupted as a result of the obligation of Israeli citizens to perform military reserve service.

Many Israeli citizens are obligated to perform one month, and in some cases more, of annual military reserve service until the age of 45 (or older, for reservists with certain occupations) and, in the event of a military conflict, may be called to active duty. Although periods of significant call-ups of military reservists which occurred in the past in response to terrorist activities have had no significant impact on our operations, it is possible that military reserve duty call-ups will occur in the future, which might disrupt our operations.

It may be difficult to enforce a U.S. judgment against us and our directors and officers, in Israel or the United States, or to serve process on our directors and officers.

We are incorporated under Israeli law. Many of our directors and executive officers reside outside the United States, and most of our assets are located outside the United States. Therefore, a judgment obtained in the United States against us or many of our directors and executive officers, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for an investor to effect service of process on these persons in the United States or to assert claims under the U.S. securities laws in original actions instituted in Israel.

The rights and responsibilities as a shareholder are governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies.

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

Risks Related to Our Ordinary Shares

We have one key shareholder who is our controlling shareholder. This controlling shareholder may make decisions with which other shareholders may disagree.

As of 31 December 2016, the Israel Corporation Ltd. (“Israel Corp.”) holds the controlling interest in the Company.

The interests of Israel Corporation may differ from the interests of other shareholders. Israel Corporation exercises control over our operations and business strategy and has sufficient voting power to control many matters requiring approval by our shareholders, including:

•	The composition of our Board of Directors (other than external directors, as described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors”);

•	Mergers, acquisitions or other business combinations;

•	Future issuances of ordinary shares or other securities;

•	Amendments to our Articles of Association, excluding provisions of the Articles of Association that were determined by virtue of the Special State Share; and

•	Dividend distribution policy.

In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive the investor of a possible premium for his ordinary shares as part of a sale of our Company. Moreover, as a result of the Company’s control structure, our shares may be subject to low tradability, which may hinder the sale and/or exercise of our shares. Furthermore, Israel Corp. may conduct material transactions in our shares, such as its existing margin loans that are secured by pledges of ICL shares, and/or in their organizational structure, that we will not be able to influence but that may have a material adverse effect on our share price.

The existence of a Special State Share gives the State of Israel veto power over transfers of certain assets and shares above certain thresholds, and may have an anti-takeover effect.

The State of Israel holds a Special State Share in our Company and in some of our Israeli subsidiaries. The Special State Share entitles the State of Israel, among other things, to restrict the transfer of certain assets and some acquisitions of shares by any person that would become a holder of specified amounts of our share capital. Because the Special State Share restricts the ability of a shareholder to gain control of our Company, the existence of the Special State Share may have an anti-takeover effect and therefore depress the price of our ordinary shares. Furthermore, the existence of the Special State Share may prevent us from realizing and developing business opportunities that we may come across.

The market price of our ordinary shares is subject to fluctuation, which could result in substantial losses for our investors.

The stock market in general and the market price of our ordinary shares in particular, are subject to fluctuation, and changes in our share price may occur unrelated to our operating performance. The market price of our ordinary shares on the TASE or NYSE has fluctuated in the past, and we expect it will continue to do so. The market price of our ordinary shares is and will be subject to a number of factors, including:

•	Expiration or termination of licenses and or concessions;

•	General stock market conditions;

•	Decisions by the Israeli government that affect us;

•	Variations in our and our competitors’ results of operations;

•	Changes in earnings estimates or recommendations by securities analysts; and

•	General market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and result in substantial losses for our investors.

If equity research analysts issue unfavorable commentary or cease publishing reports about our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares relies in part on the research and reports that equity research analysts publish about us and our business. The price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

You may be diluted by the future issuance of additional ordinary shares, among other reasons, for purposes of carrying out future acquisitions, financing needs, and also as a result of our incentive and compensation plans.

As of the date of this Annual Report, we have approximately NIS 184 million ($47 million) NIS 1 par value shares authorized but unissued. We may choose to raise substantial equity capital in the future in order: to acquire or invest in businesses, products or technologies and other strategic relationships and to finance unanticipated working capital requirements in order to respond to competitive pressures. The issuance of any additional ordinary shares in the future, or any securities that are exercisable for or convertible into our ordinary shares, will have a dilutive effect on our shareholders as a consequence of the reduction in the percentage ownership. Moreover, these securities may have rights, preferences or privileges senior to those of our existing shareholders. For example, as of the date of the report, there are about 17 million outstanding options for our ordinary shares that were issued under our incentive and compensation plan. See Note 21 to our audited financial statements and “Item 6. Directors, Senior Management and Employees—E. Share Ownership”. Any ordinary shares that we issue, including under any option plans, would dilute the percentage ownership held by investors.

We may not be able to maintain our dividend payment.

On 17 May 2016, our Board of Directors decided to update our dividend distribution policy, in light of the Company’s efforts to strengthen its financial position and due to the continuing volatility and uncertainty in the agricultural commodities market. In 2016 and 2017 our dividend distribution rate will be up to 50% of the annual adjusted net profit, in comparison with the prior policy of up to 70% of the net profit. This update is intended to increase the certainty of our shareholders in connection with distribution of dividends, while maintaining ICL’s financial strength. Our Board of Directors will revisit the dividend policy when the market conditions stabilize. There is no certainty that our Board of Directors will make changes to the updated dividend policy. In addition, dividends will be paid as declared by the Board of Directors and may be discontinued at any time. All dividends must be declared by our Board of Directors, which will take into account various factors including our profits, our investment plans, our financial status and additional factors as it deems appropriate. Dividend payments are not guaranteed and our Board of Directors may decide, at its absolute discretion, at any time and for whatever reason, not to pay dividends, to reduce the rate of dividends paid, to pay special dividend, to modify the dividend payout policy or to adopt a share buyback program.

Our ordinary shares are traded on different markets which may result in price variations.

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

We have a history of quarterly fluctuations in the results of our operations due to the seasonal nature of some of our products. We expect these fluctuations to continue. Fluctuations in the results of our operations may disappoint investors and result in a decline in our share price.

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

We were established in Israel in 1968 as a government-owned and -operated company in Israel and operate today as a limited liability company under the laws of Israel. In 1992, following a decision of the Israeli government to privatize the Company, the State published a sales offer prospectus and our shares were listed for trade on the Tel Aviv Stock Exchange. In September 2014, we listed our shares for trade on the New York Stock Exchange, and they are currently traded in Tel Aviv and in New York. The purpose of the listing was to expand our global base of investors, improve liquidity, increase our access to global financial markets, and improve our capital structure management flexibility. For additional information on the Company's history and development, see “Item 4. Information on the Company—B. Business Overview—Our History". For information about our principal capital expenditures and divestitures during the last three fiscal years, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Principal Capital Expenditures and Divestitures”.

B. BUSINESS OVERVIEW

Company Overview

We are a leading global specialty minerals company that operates a unique, integrated business model. We extract raw materials and utilize sophisticated processing and product formulation technologies to add value to customers in three attractive end-markets: agriculture, food and engineered materials. Our operations are organized under two segments: the Essential Minerals Segment and the Specialty Solutions Segment. The Essential Minerals Segment includes the ICL Potash & Magnesium and ICL Phosphate business lines. The Specialty Solutions Segment includes four business lines: ICL Industrial Products, ICL Specialty Fertilizers, ICL Advanced Additives and ICL Food Specialties. Following recent management decision regarding the Company structure, ICL Specialty Fertilizers business line will be a part of the Essential Minerals segment, starting from January 2017.

Our principal assets include:

•	Access to one of the world’s richest, longest-life and lowest-cost sources of potash and bromine (the Dead Sea).

•	Access to potash mine in Spain.

•	Access to potash and polysulphate mine in the United Kingdom.

•	Bromine compounds processing facilities located in Israel, the Netherlands and China.

•	A unique integrated phosphate value chain, from phosphate rock mines in the Negev Desert in Israel and in China to our value-added downstream products in Israel, Europe, the United States, Brazil and China.

•	Production of exclusive texture and stability solutions for products in the food industry, tailored to specific customer needs, based on development of new-process technologies.

•	Production of tailor-made, highly-effective specialty fertilizers offering both improved value to the grower and precise feeding which is essential for plant development and optimizes crop yield.

•	An extensive global logistics and distribution network with operations in over 30 countries.

•	A focused and highly experienced group of technical experts developing production processes, new applications, formulations and products for our three key end-markets: agriculture, food and engineered materials.

For the year ended December 31, 2016, we generated total sales of $5,363 million, operating loss of $3 million, adjusted operating income of $582 million, net loss attributable to the shareholders of the company of $122 million and adjusted net income attributable to the shareholders of the company of $451 million. The sales of ICL Essential Minerals amounted to $2,437 million and the operating income amounted to $343 million, the sales of ICL Specialty Solutions amounted to $3,148 million and the operating income amounted to $589 million.

For a breakdown of sales and a geographic market by segments for each of the last three fiscal years, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results”.

Our Industries

The majority of our businesses compete in the global fertilizer and specialty chemicals industries.

Fertilizers

Fertilizers serve an important role in global agriculture by providing vital nutrients that help increase both the yield and the quality of crops. Of the three nutrients that are required for plant growth – potassium, phosphorus and nitrogen – ICL supplies the first two. There are no artificial substitutes for potassium and phosphorous. Although these nutrients are naturally found in soil, they are depleted over time by farming, which could lead to declining crop yields and land productivity. To replenish these nutrients, farmers must apply fertilizers. The demand for fertilizers is volatile and seasonal. In the Company’s estimation, the policy of most countries is to ensure an orderly supply of high-quality food to their residents, including by encouraging agricultural production, which should preserve the long-term growth trend of fertilizer consumption.

Potash helps regulate a plant’s physiological functions and improves plant resilience, providing crops with protection from drought, disease, parasites and cold weather. Unlike phosphate and nitrogen, potash does not require additional chemical conversion to be used as a nutrient fertilizer. Potash is mined either from underground mines or, less frequently, from solutions found in nature, such as the Company’s operations in the Dead Sea. According to estimates from the United States Geological Survey, six countries accounted for approximately 87% of the world’s aggregate potash production and the top nine producers (considering China as a single producer even though there are numerous producers in China) accounted for approximately 94% of the world’s production in 2016. Based on preliminary estimates of FertEcon Potash Outlook in December 2016, worldwide sales of potash in 2016 were lower than in 2015, mainly as a result of the late signing of supply contracts with China and India.

The average prices in 2016 were significantly lower than the prices in 2015, following the negative price trend that started in the second half of 2015 and continued in the first half of 2016.This trend came to a halt in the third quarter of 2016 and reversed in the fourth quarter wherein moderate price increases were recorded in the “SPOT” market. The main reasons for the decline in prices in the first half of the year were, as noted, the failure to sign contracts with China and India, a further decrease in the prices of agricultural commodities and a weakening of the currencies of the importing countries. The signing of supply contracts with Indian and Chinese customers in July 2016 and the significant volumes shipped to these countries as a result, led to tightening of the supply-demand balance, which was also supported by increased customer activity in the “SPOT” markets, mainly in Brazil. These developments supported the price stabilization and moderate recovery in the second half of the year and into 2017.

Imports of potash into China in 2016 totaled 6.8 million tonnes – a decrease of about 28% compared with imports of 9.4 million tonnes last year. The record quantities of potash imported into China in 2015 caused an accumulation of large inventories in the country. This fact enabled importers to postpone the signing of contracts to the first half of 2016 and gave them a stronger bargaining position in negotiations with reference to import prices in the new contract.

Imports of potash into India were lower in 2016 than in 2015. The slowdown stems mainly from the high inventory levels at the beginning of the year, as a result of low demand in 2015, and the delay in the contract signing for the 2016/17 fiscal year. As a result of signing of the new contract – at a significantly lower price – in the second half of the year the demand returned to normal levels. During 2016, India imported 3.8 million tonnes of potash, constituting a decrease of 4.3%, compared with 4 million tonnes imported in 2015.

Imports of potash into Brazil in 2016 increased significantly over 2015, but did not reach the record imports recorded in 2014. In 2016, potash imports into Brazil totaled 8.8 million tonnes, constituting an increase of 5.3%, compared with imports of 8.3 million tonnes in 2015. The improvement in demand in Brazil stems from an increase in the growing areas and higher profitability of the farmers.

According to the report of the IFA from June 2016, the aggregate global demand for potash for agricultural and other uses is projected to grow at an average annual rate of 2.6%, from 38.9 million tons of K2O in 2016 up to 43.1 million tons of K2O in 2020.

Polysulphate – during 2016, the Company decided to accelerate the transition from extracting and producing potash to producing polysulphate at its ICL UK mine. ICL Potash and Magnesium will act to expand the polysulphate market by means of, among other things, development of a wide range of innovative polysulphate products.

Magnesium – global demand for metal magnesium continues to be constrained by lower economic activity in China, Brazil and Europe as well as year-end destocking. In the United States, supply dynamics are impacted by pure magnesium imports from Russia, Kazakhstan and Turkey. Additionally, consumption is being displaced as key sectors, such as primary aluminum and titanium production, have shifted production to other markets, including Asia and Canada. Recently a number of decisions were made, that encouraged vehicle weight reduction mainly due to environmental protection requirements. As a result, a positive development has led to an increase in the demand for products based on magnesium alloys. A new Turkish manufacturer of magnesium (ESAN) has started to supply magnesium to the markets in the US and Brazil, for the purpose of making a quality check. It was expected that this supplier would expand the market supply by about 5 thousand tonnes in 2016 and about 15 thousand tonnes in 2017. Currently, it seems that this new manufacturer is not progressing as planned. Pure magnesium prices in the US and Brazilian markets remained under pressure as a consequence of the aforementioned change in supply dynamics. At the end of 2016, Chinese pure magnesium traded in the range of $2,460 - $2,480 per ton (FOB Chinese port), an increase of about 30% compared to 2015.

Phosphate is essential for plant root development and is required for photosynthesis, seed germination and efficient usage of water. Phosphate fertilizers are produced from phosphate rock and sulfuric acid and occasionally also include ammonia. The principal phosphate fertilizer producing regions have plentiful reserves of high quality, phosphate rock that can be mined at a low cost. In 2016, the vast majority of the world’s phosphate rock production was in China, the United States, Morocco and Russia. According to an IFA report from June 2016, the global demand for phosphoric acid (which constitutes a raw material for the main phosphate fertilizers) is forecast to grow at an annual rate of 2.4%, from 44.5 million tonnes of phosphorous pentoxide (P2O5) in 2016 to 48.9 million tonnes of phosphorous pentoxide up to 2020.

In 2016, the decrease in the prices of phosphate fertilizers that started in 2015 continued. These price decreases stemmed from a combination of supply and demand factors. On the demand side, imports into India (the main importer of DAP) were low due to high inventories and an erratic monsoon season. On the other hand, expansion of the growing areas in Brazil gave rise to a significant increase in the demand for fertilizers, in general, and phosphate fertilizers, in particular. In 2016, imports of phosphate fertilizers (DAP, MAP, TSP and SSP) into Brazil reached 4.9 million tonnes, constituting an increase of 17%, compared with imports of 4.2 million tonnes in the prior year. The demand in the US was low mainly as a result of a decline in the prices of agricultural commodities. The US demand picked up towards the end of 2016 and minor increases were reported in certain inland destinations, indicating a certain recovery in the US market. On the supply side, the decline in the global demand intensified the competition in the fertilizer market. The two main competitors in the export market, the Moroccan phosphate company, OCP, and the Saudi Arabian producer, Ma’aden, reduced their sale prices in order to maintain their market shares, which were unfavorably impacted in 2015 by a massive penetration of Chinese products. The price decline had a negative effect on the profit margins of most the Chinese manufacturers, who were forced to reduce the quantities produced. As a result, DAP exports from China, which increased by 52% and 42% in 2014 and 2015, respectively, decreased by 15% in 2016 to about 6.8 million tonnes. Based on the forecasts of market analysts, there is significant excess production capacity in China, and in the past few months production in the industry is running at 50%–60% of capacity, which brought some stability in phosphate prices in China and the world towards the end of 2016. Towards the end of 2016, the Chinese government cancelled the $14/tonne export tax on DAP. This is expected to help local exporters, but may hamper attempts to increase global prices. Nevertheless, to the best of the Company’s knowledge, the Chinese phosphate producers are planning to reduce production in 2017 to a level of 15 million tonnes compared to production of approximately 17 million tonnes in 2016 and compared to an operational capacity of 22 million tonnes.

In 2016, there was a drop in the demand for phosphate rock in the two major markets – India and China. The decline in India stemmed from an increase in imports of phosphoric acid that acted to reduce the demand for phosphate rock, despite the increase in fertilizer production. In China, the demand fell due to a decrease in production of downstream products. The decline in demand along with the decline in fertilizer prices caused a drop in the prices of phosphate rock of 5%–10%. This trend, in addition to other trends, had a negative effect on the results of ICL's joint venture in China, as described in “Item 5.A – Operating Results – Trends Affecting ICL Phosphate”.

The barriers facing entry of new competitors into the potash market are significant, and include a long lead time and an investment of billions of dollars of capital per operation. For example, economically recoverable potash deposits are scarce, typically deep in the earth and geographically concentrated. Nonetheless, two large fertilizer companies are carrying on new (“Green Field”) projects, which are scheduled to enter into production in 2017. The German potash producer, K+S, is developing the “Legacy” project in Canada, having a planned production capacity of about 2 million tons per year. In Russia, EuroChem is developing two new mines, each having a planned annual production capacity of 2.3 million tons.

In the phosphate market, the need for access to competitive sources of multiple raw material feedstocks (phosphate rock, sulfuric acid and ammonia) combined with the complexity of developing an economically feasible downstream value chain also acts as a significant entry barrier with respect to new competitors.

The specialty fertilizers market is growing faster than the conventional fertilizers market. Specialty fertilizers are generally used for specialty crops (such as greenhouses and horticulture) but are also expanding into usage for larger specialty field crops. Farmers use fertilizers that are customized to meet the needs of specific crops, soil types and climates, in order to maximize yield and quality. The specialty fertilizers allow more precise application of the critical foundations for development of the plant (phosphorus acid, potassium and nitrogen) and micro-nutrients. In addition to reduction of the environmental impacts, the specialty fertilizers permit efficient and effective fertilization of different types of produce (fruits, vegetables, etc.). Increase in the demand for healthier food is expected to give rise to an increase in the use of specialty fertilizers. These fertilizers include, among others, “enhanced efficiency fertilizers” which permit greater fertilizing efficiency and which include, controlled release fertilizers (CRF) (which allow for precision release of nutrients over time) and delayed/slow release fertilizers (SRF) (which allow for a very slow release of nutrients) (nitrogen and potassium only), liquid fertilizers integrated in irrigation systems and in herbicides and fully water soluble fertilizers (which are most commonly used for fertilization by means of drip irrigation systems and foliar spraying).

Specialty Phosphates

Phosphate-based specialty products deliver additional value to ICL beyond the commodity phosphates with two main applications: for the food industry, as additives for improved texture, stability and shelf-life of processed foods in the markets for meat, bakery, dairy products and soft-drinks as well as in various industrial applications, including, road surfaces, oil and paint additives, forest-fire retardants and fire extinguishing products. Additionally phosphate is also used in a broad range of downstream products in the electronics, energy and construction industries. Demand for phosphate-based products is driven by global economic and population growth and improved living standards, which promote the adoption of more sophisticated food products and improved industrial products and production technologies. While most of the global demand for Specialty Phosphates is constant during the year, the Fire Safety product line shows seasonal peaks in Q2 and Q3 based on increased wildfire activity in North America during the hot and dry periods in the spring and summer. The Company also manufactures products based on phosphate additives for a wide range of uses in the food industry. In addition, the Company produces integrated solutions based on phosphate additives and dairy proteins. The Company manufactures these specialty phosphate downstream products with higher added value, based on phosphate rock as the main raw material. In this respect the business tailors the products to the customers’ needs by exploiting synergies between food phosphates and proteins.

Bromine

The largest commercial use of bromine is in the area of bromine-based flame retardants, which accounts for approximately 40% of the demand for bromine. To meet fire-safety requirements, flame retardants are used as inputs in manufacturing processes and end products, such as, plastic enclosures for consumer electronics, printed circuit boards, insulation materials for construction, furniture, automobiles, and textiles. Additional commercial uses of bromine are in the following industries: rubber production, oil and gas drilling, water purification, intermediate materials for production of medicines and pesticides, and others. The flame retardant market, after facing contraction mainly in printed circuit board applications over the last few years, has stabilized with the growth in automotive electronics offsetting the decline in consumer electronic applications, ICL and its competitors are continuing to develop new products and uses on an ongoing basis.

Bromine is found naturally in seawater, underground brine deposits and other water reservoirs, such as the Dead Sea. The Dead Sea is the world’s premier source of bromine, with concentration levels significantly higher than in regular seawater, and it accounts for about half of the global supply. Because it has the highest concentration of bromine, the Dead Sea is the most economical supply source as the least amount of water must be extracted and evaporated to produce bromine.

The bromine industry is highly concentrated, with three companies accounting for approximately 80% of the worldwide capacity in 2016 (ICL, Albemarle and Chemtura). Lack of access to a low-cost source of supply, such as the Dead Sea, constitutes a significant barrier to entry for aspiring competitors, as well as the requirement for a logistical supply system and specialized transport vehicles (isotanks). The Company estimates that approximately 70% of the global elemental bromine production is consumed internally by the bromine manufacturers, since there is a very small market for elemental bromine. To increase the global use of elemental bromine, development of complex production facilities for downstream products is required.

Markets

ICL’s revenues are derived from three core end-markets: agriculture, food and engineered materials. ICL focuses on markets and products which we can add value through its integrated value chain all the way from the minerals into the downstream product.

Agriculture

Global fertilizer demand is driven mainly by the supply/demand balance with respect grains and other agriculture products, which is reflected in their prices. Supply of agriculture products is influenced by weather, planted areas and input usage, while price is primarily influenced by population growth and dietary changes in the developing world:

Population and Income Growth per Capita. Historically, growth in world fertilizer consumption has been closely correlated with growth in the world’s population, which is expected to increase by over 2.0 billion and to reach 9.4 billion by 2050, according to the U.S. Census Bureau. Currently, developed countries use fertilizers more intensively than developing countries and, therefore, produce crops at much higher yields. Economic growth in emerging markets supports food demand and thus fertilizer use. In addition, growth in income per capita in developing markets results in a shift to more protein-rich diets through higher meat consumption, which requires larger quantities of grain for their growth, thus leading to an increased demand for seeds used in animal feed. According to the IMF (International Monetary Fund), income per capita in developing countries is expected to grow by an average rate of 5.9% annually from 2016 to 2021.

Declining Arable Land per Capita. As the world’s population grows, mainly in cities, farmland per capita decreases and more food production is required from each acre of farmland. This, in turn, requires increased yield per planted area. According to data from the FAO, the amount of arable land per capita is expected to decrease from 0.218 hectares per person to 0.197 hectares per person between 2012 and 2030. Effectively, new arable land is available only in limited quantities, and is concentrated mainly in Brazil. Therefore, the only viable path to increase crop production is through a yield increase in existing farms in developing countries, mainly in China, India, Russia, Africa and Central America, by optimizing the use of fertilizers (especially improving the balance in the use of potash and phosphates versus the use of nitrogen fertilizers), together with water availability and better seeds.

Grain Stock-to-Use Ratio. The pressure on food demand and unfavorable weather in the main growing areas has resulted in low levels of the grain stock-to-use ratio (a metric index of the level of carryover stock) since the beginning of the 21st century and up to the 2012/13 agriculture season, as illustrated by the chart below. Since then, several years of favorable weather resulted in an increase in this ratio from 20% in 2012/13 to a projected 24.3% in 2016/17 agriculture year, according to the USDA report dated February 9, 2017. This level is still lower than the level of 30.4% for the 2000/2001 season and the levels recorded during the 1990s. An increase in the grain stock-to-use ratios generally indicates that grain prices may decline (due to higher grain supply) and during 2016, corn and wheat prices decreased by 5% and 13%, respectively while soybean prices increased by 14%. Lower grain prices reduce the incentive of farmers to make intensive fertilizer application. Nevertheless, the February 2017 USDA projection of the stock-to-use ratio for the 2016/17 agriculture season is, after three consecutive years of increases, down by 0.5% compared to the 2015/16 season, as the global ending stocks of corn, soybean and wheat all decreased, mostly due to increased consumption and despite a slight increase of global corn production. As of the publication date, wheat, corn and soybean prices increased by about 8%, 5% and 3% respectively.

The ongoing improvements in  agricultural technology have given rise to a high increase in the rate of use of drip irrigation (more than 10% per year) and an increase in demand for specialty fertilizers (liquid and water soluble fertilizers). In addition, the decrease in arable land per capita, along with the growing population, supports the use of more sophisticated fertilizers that will enable higher yields.

Increased environmental awareness is also contributing to the use of specialty fertilizers (since they result in higher nutrient efficiency), and the increasing pursuit of an improved quality of life is leading to a higher consumption of fruits and vegetables, which are considered specialty crops.

All of the above is expected to contribute to a higher long-term demand for specialty fertilizer solutions.

Food

Consumer demand for different food products has changed dramatically over the last several decades, driven by a number of trends and processes, including, increased per capita incomes, demographic shifts and lifestyle changes. Longer working hours, changing family structures, increased awareness of nutrition and health issues and access to a broader variety of food products result in growing demand for more sophisticated, protein-enriched, unprocessed (“clean label”) and non-allergenic (“free from”) food products with longer shelf lives.

This changing demand includes greater demand for more sophisticated food products and processed food products with enhanced nutritional value and balance and improved flavor, texture and appearance. An increasingly longer supply chain and consumer awareness of food waste also drives the demand for longer shelf-life and food stability. These trends act as long-term drivers of demand for food additives, such as, phosphate derivatives, phosphate and protein containing formulations and hygiene products for the processed meat, bakery, dairy and beverages industries.

Engineered Materials

Demand for the engineered materials that ICL manufactures, which include solutions based on bromine and phosphorus, is driven by population growth, increased standards of living, higher environmental awareness and increased focus on cost effective production. These trends drive demand for more environmentally friendly and safer industrial products as well as efficient and reliable service suppliers. ICL’s products serve a diverse number of industries, such as, construction, electronics, energy (including renewable energy), water and pharmaceutical. Phosphoric acid is incorporated as a raw material into industrial grade product solutions that serve the needs of the water, cleaning, paints and coatings, and metal treatment industries.  Phosphorous Penta Sulphide (p2s5) is manufactured to serve the lubricating oil additives and insecticide markets. Increased regulation and environmental awareness also result in greater demand for flame retardants including polymeric and reactive flame retardants, mercury emission control solutions, forest fire retardants, bromine-based biocides for water treatment, bromine, magnesia and potassium chloride-based intermediates for the pharmaceutical industry and oil additive solutions.

Our Competitive Strengths

ICL attributes its business strength to the following competitive advantages:

•	Unique portfolio of special mineral assets. ICL benefits from access to one of the world’s resource-rich, long-life and low-cost raw materials, mainly potash and bromine. ICL’s access to these resources is based on an exclusive concession from the State of Israel for extraction of minerals from the Dead Sea. ICL holds licenses to mine potash and salts from underground mines in Spain, with vast, long-term reserves, as well as in the UK, where it discovered and started mining a unique mineral (polysulphate). ICL also has access to phosphate rock in the Negev Desert based on mining concessions from the State of Israel and it holds a concession for mining phosphates in two mines in China.

Access to these assets provides ICL with a consistent, reliable supply of raw materials, allowing it to produce its products on a large scale and supporting its integrated value chain into specialty, value added products.

Dead Sea in Israel: ICL’s potash and bromine production facilities at the Dead Sea enjoy lower production costs compared to mining potash from underground deposits or extracting bromine from less concentrated sources, due to the high concentration and virtually unlimited supply of minerals in the Dead Sea and due to the unique solar evaporation production process which is less energy intensive. Furthermore, the Dead Sea’s hot and dry climate allows ICL to store outdoors very large amounts of potash (exceeding one full year of production) at a low cost. This advantage enables ICL to operate its potash facilities at full production capacity despite periodic fluctuations in demand and to react faster when demand returns. In addition, ICL benefits from the geographic proximity of its facilities in Israel to seaports and from Israel’s geographic positioning vis-à-vis its main geographical markets (especially the fast-growing markets of India, China and Brazil), reducing transportation, logistics costs and time-to-market. While ICL benefits from these advantages, it expects to incur infrastructure-related costs to harvest salt from Pond 5 at its Dead Sea complex, which is its central evaporation pond, to avoid the need to continue to raise the water level in the pond. In addition, while the supply in the Dead Sea is virtually unlimited, ICL’s access to this supply of potash and bromine pursuant to the concession is subject to the need to construct a new pumping station. Moreover, ICL is scheduled to pay taxes in the future at a higher rate following passage of the Law for Taxation of Profits from Natural Resources which entered into effect on January 1, 2016, except with respect to potash sales from ICL Dead Sea where the effective date is January 1, 2017. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business”.

United Kingdom and Spain mineral assets: In addition to its operations in Israel, ICL mines potash in the United Kingdom and Spain. The geographical proximity to Europe, the primary market of these assets, provides ICL with logistical advantages reflected in lower transportation costs, faster time-to-market and higher net-back prices. In Spain, ICL is progressing with its project to move from operating two mines and processing facilities into concentrating them into one location with better ore grade and vast reserves which will contribute to lower costs. In the UK we are increasing the production of Polysulphate, a unique mineral containing four nutrients (potassium, sulphur, calcium and magnesium) which can be used as a natural fertilizer and provides a very cost effective solution, as its production does not require chemical processing.

Integrated phosphate value chain: Due to ICL’s access to phosphate rock in the Negev Desert and in China, it is the only sizeable downstream, fully backward integrated phosphate player. ICL mines and processes phosphate rock from three open-pit mines in the Negev Desert under mining concessions with the State of Israel and from one open-pit mine in Haikou (China), using conventional methods, under phosphate mining license that was issued in July 2015 by the Division of Land and Resources of the Yunnan district in China. Approximately three-quarters of the phosphate rock produced are used internally to manufacture phosphate fertilizers and phosphoric acid, with the balance being sold to external producers. ICL’s phosphate assets are the base for its vast and diversified specialty phosphates product portfolio used in food and industrial application. These business lines add additional value on top of the commodity business and reduce ICL’s exposure to the volatility in the commodity markets. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business. The mining operations are dependent on concessions, licenses and permits granted by the respective governments in the countries wherein they are located.”

•	Diversification into higher value-added specialty products leveraging ICL’s integrated business model. ICL’s integrated production processes are based on a synergistic value chain that allows it to both efficiently convert raw materials into value-added downstream products and to utilize the by-products. For example, in phosphates, ICL utilizes its backward integration to produce specialty phosphates used in the food industry and for engineered materials applications, which provides it with additional margins on top of the commodity margin. The food ingredients provide solutions for improved texture and stability for meat, dairy and bakery products. In addition, as a by-product of the potash production at the Dead Sea, ICL generates brines with the highest bromine concentration globally. ICL’s bromine-based products serve the electronics, construction, oil and gas and other industries

•	Leading positions in markets with high barriers to entry. ICL is a global leader in many of the key markets in which it operates, including elemental bromine, PK fertilizers, specialty fertilizers, specialty phosphates and phosphate-based food additives. ICL believes it is generally ranked among the top leaders in several markets (e.g. potash, polysulphate, elemental bromine, specialty fertilizers – CRF, MKP, PK, forest fire retardants, phosphorous-based flame retardants etc.).

Most of ICL’s businesses rely on natural resources that are scarce and concentrated in the hands of a few market participants. ICL’s exclusive concessions, intellectual property (unique knowledge, technologies and patents for various products and applications), world-wide marketing and distribution network and high industry start-up costs for new market entrants add further significant barriers to entry.

•	Strategically located production and logistics assets. ICL benefits from the proximity of its facilities, both in Israel and Europe, to developed economies (western Europe) and emerging markets (such as China, India and Brazil). For example, in Israel, ICL ships from two seaports: the Port of Ashdod (with access to Europe and South America) and the Port of Eilat (with access to Asia, Africa and Oceania). Access to these two ports provides ICL with two distinctive advantages versus its competitors: (1) it has lower plant gate-to-port costs and ocean freight costs, and transportation costs from ports to target markets, which lower its overall cost structure and (2) it has faster time to markets due to its proximity to end-markets, allowing it to opportunistically fill short lead-time orders, strengthening its position with its customers. In 2015, ICL completed establishment of the YPH JV with Yunnan Phosphate Chemicals Group, China’s leading phosphate manufacturer, which strengthens its position in China. In addition, ICL is the sole producer with the ability to transport potash and phosphates from the same port (which it does in Israel). ICL’s sales are balanced between emerging markets (approximately 35% of 2016 sales) and developed economies (approximately 65% of 2016 sales).

•	Operating cash flow generation and closely monitored capital allocation approach. Despite the sharp decrease in commodity fertilizers prices during 2016, cash flow optimization initiatives, efficiency measures and the balancing effect of ICL’s specialty businesses enabled it to generate operating cash flow of $966 million, compared to $573 million in 2015. These cash flows are used to implement ICL’s capital allocation approach according to which it consistently examines its work plan and investments. ICL must balance between three interacting pillars – drive of ICL’s long-term value creation through investments in its growth and reduction of its debt level, while still providing solid dividend yield. In the beginning of 2016 ICL updated its dividend policy for 2016-2017 to a payout ratio of up to 50% of adjusted net income (compared to up to 70% of net income previously). During 2016, ICL declared dividends of $222 million, of which $162 million was paid during 2016 and the balance was paid in January 2017, reflecting a dividend yield of 4.3%, compared to a yield of 4.4% in 2015 (based on the average share price for the year). See “Item 8- Dividend policy.”

•	Professional expertise and culture of collaboration and determination. ICL’s operations are managed by an international management team with extensive industry experience. ICL develops leaders with strong experience in their fields and the culture in order to drive change and innovation within the Company. ICL also brings in leaders from outside the Company to supplement its expertise. ICL focuses on nurturing and empowering talent through a global platform of qualification, collaboration and communication that reinforces innovation.

Our Strategy

ICL’s integrated business model is based on its unique access to essential minerals that support specialty downstream activities focusing on our three core markets – Agriculture, Food and Engineered Materials. Our strategy going forward is to reach cost leadership in the Essential Mineral chains and expanding the downstream activities by developing backward-integrated value-added solutions for our Essential Minerals chain. Over the years, we have developed a balanced portfolio, which supports long-term stability and growth. Our integrated business model generates significant operational synergies attributable to the combination of our attractive assets and value-added solutions

Our corporate strategy is to fulfill the essential needs of our customers in our three core markets – Agriculture, Food and Engineered Materials. We have developed a strategic plan based on three value-creating pillars: (1) Efficiency: continued streamlining of the existing operations; (2) Growth: organic and high-synergy driven external expansion of our value chain, from the Specialty Minerals market to the Agriculture, Food and Engineered Materials markets; and (3) Enablers: creating one global ICL, strengthening innovation, providing an empowering environment for our employees and aligning management with our external and internal stakeholders to support our growth and efficiency goals.

Our key strategic initiatives include:

To continuously improve the cost base and initiate G&A cost efficiency initiatives. We have successfully implemented cost reduction initiatives in our potash, bromine and phosphate operations. These efforts will continue to improve our competitiveness and profitability.

ICL has established an Operational Excellence initiative for implementation of the most advanced practices in the industry. The ICL Operational Excellence implementation plan covers transformation of all our operations within 3 years. Our major potash, bromine and phosphate sites have been implementing the transformation plan since 2014. In addition, ICL has already initiated a plan to reduce its G&A costs. ICL is continuing to assess and identify additional potential areas of savings and expects to continue to do so during 2017.

To base our future expansions on our existing Essential Minerals reserves. ICL has already expanded its production capacity at the Dead Sea to about 4 million tonnes per annum. Furthermore, ICL has the potential to further expand the production capacity at the Dead Sea and its reserves at ICL Iberia. At ICL Iberia in Spain, we are consolidating our sites into one mine with one processing facility, which will reduce the cost per tonne and create opportunities for additional debottlenecking and further expansion.

At ICL UK, we are shifting from production of Potash to Polysulphate (reaching capacity of 1 million tonnes in 2020), and extending the mining area to provide additional resources.

In October 2016, we decided to discontinue the investment in the Allana project in Ethiopia, in view of the Ethiopian government's failure to provide the necessary infrastructures and regulatory framework for the Project. We intend to focus our growth on our key existing operating assets.

With respect to our phosphate reserves, in the beginning of 2016, a National Outline Plan, which includes Barir field (which is located in southern part of the South Zohar field), was submitted for comments by the various committees, which provided their comments and recommendations toward the end of 2016. In February 2017, a hearing was held by the Committee for Principle Planning Matters, whereat decisions were made with respect to the continued advancement of mining in the South Zohar field. For further information in that respect see “Item 4. Information on the Company—D. Property, Plants and Equipment—Mineral Extraction and Mining Operations”.

It should be noted that the residents of Arad are continuing to object to advancement of the mining plan and even to test mining. If mining approval is not received for the Barir field, this will significantly impact the Group’s future mining reserves in the medium and long term. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business". Our mining operations are dependent on concessions, licenses and permits granted to us by the respective governments in the countries where they are located.

In October 2015, we completed formation of a joint venture company (“YPH JV”) with Yunnan Phosphate Chemicals Group Corporation Ltd. (“YPC”), a Chinese phosphate producer, with 50% stake – a step that we expect will nearly double our global phosphate market share. YPH JV is expected to have phosphate operations in China with annual production capacity of nearly 1 million tonnes of fertilizers and other downstream products, with backward integration into phosphate rock mines. Our key effort is to implement cost-cutting initiatives and capacity optimization and transform the operations from commodity-focused to a better balance between the commodity and specialty operations, where we see unique market potential going forward for our Specialty Phosphate activities.

To expand our value-added specialty downstream activities. As part of our growth strategy we intend to further expand our specialty and value-added products organically and through selected synergy-driven acquisitions. This will allow us to create growth in our businesses and continue to evolve from a product-based to a market-focused organization.

In Specialty Fertilizers, the Company announced it is examining development of a potassium nitrate production plant with a capacity of about 200Kt to enable ICL to increase its production of soluble fertilizers. In addition, we developed a unique coating technology that enables controlled release of nutrients in a more effective way.

In Food, we are continuing to expand our existing phosphate-based texture and stability solutions to Western and Emerging markets. In addition, we are constantly collaborating with our customers in order to develop new formulations. The next phase of our strategy is to leverage our expertise and technology in enhanced texture and stability solutions beyond additives based solely on phosphates, including through acquisitions, strategic partnerships and joint ventures.

In 2015, we set a key milestone in ICL’s Food strategy with the acquisition of Prolactal – a leading European producer of dairy proteins for the food and beverage industries. This acquisition has increased ICL’s ability to service its existing customers by offering them a broader selection of texture and stability ingredients, in order to better meet the growing consumer demand for food and beverages with higher protein levels. Our deep understanding of the interaction of phosphates with proteins enables us to develop new products that, in part, fulfil unmet needs of our customers in the beverage and dairy markets and to support formulation of meatless products that are experiencing strong growth trends for vegetarians as well as flexitarians.

Finally, in Engineered Materials, we intend to utilize our expertise and technology to develop bromine and phosphorous/phosphate-based solutions for industrial applications. Furthermore, as part of development of the phosphate-based salt activities, we are considering expanding the White Acid production facility.

To further develop and enhance our “One ICL” culture and empower our employees. In order to realize our strategy, we believe we must continue enabling our employees to thrive within our organization through implementation of our “One ICL” strategy.

As part of the “One ICL” culture, we are optimizing our internal processes in order to share best practices across our Company in order to ensure that we provide the best services in our end markets. In addition, we are strengthening our innovation platform and rewarding and empowering our employees.

In September 2016, we decided to discontinue the Harmonization project, following identification of substantial risks related to the system’s suitability, complexity, and readiness which significantly impacted its timeline and budget. We aim to achieve some of the Harmonization project’s expected objectives by upgrading ICL's large existing ERP systems according to the organization’s needs and managerial priorities. In addition, we are examining utilization of some of the project’s elements, while transitioning gradually to global processes. This will enable us to focus more of our resources and attention on our core business activities.

The manner of implementation of the strategic plan and the expected timing thereof and its impact may be different, possibly even significantly different, than anticipated. It may be difficult to reduce costs due to various factors, including the situation prevailing in the market, competition, labor relations and strikes, regulation and the risk factors characterizing our activities.

Our History

ICL was established in 1968 as a government company in Israel and operate today as a limited liability company under the laws of Israel. In 1975, the shares of various development companies (including, among others, ICL Dead Sea, the companies today consolidated as ICL Rotem, the bromine companies and Tami) were transferred to us. In 1992, following a decision by the Israeli government to privatize our Company, Israel published its tender prospectus, 20% of the Company's shares were sold to the public and its shares were registered for trading on the Tel-Aviv Stock Exchange. Prior to our public share issuance, a Special State Share in our Company and our main Israeli subsidiaries was issued to the State of Israel. In 1995, the State of Israel sold its controlling interest in us (representing approximately 24.9% of our shares) to Israel Corporation, which was controlled at that time by the Eisenberg family. A majority of the ordinary shares held by Israel were sold during the following years. In 2000, the State of Israel ceased to be a stakeholder in terms of holding any ordinary shares in us, but it retained the Special State Share. In 1999, the Ofer Group acquired the Eisenberg family’s shares in Israel Corporation. In September 2014, we listed our shares on the New York Stock Exchange, and they are currently traded in Tel Aviv and in New York.

As of December 31, 2016, Israel Corporation holds approximately 48.65% of our outstanding ordinary shares and approximately 46% of the shareholders' voting rights.

The following is a list of significant acquisitions and joint ventures that have contributed to the growth of our business over the last 5 years:

•	In 2015, ICL together with YPC completed the formation of YPH JV. YPH JV’s activities include operation of a phosphate rock mine and other phosphate operations. In January 2016, ICL completed the investment in 15% of the issued and outstanding share capital on a fully diluted basis of YTH.

•	In April 2015, AkzoNobel Industrial Chemicals and the Company signed an agreement for production of high-quality vacuum salt. The vacuum salt will be manufactured by the Company and will be sold by AkzoNobel by means of an “offtake” agreement for acquisition of the partnership’s products. Pursuant to the agreement, the Company will finance and construct two production facilities on its mining site in Suria, in Catalonia, Spain. Construction of the first facility was completed in 2016, and its test run period is to be completed in the second quarter of 2017. Construction of the second facility is expected to be completed in 2019;

•	In 2015, we completed the acquisition of Prolactal, a leading European company that manufacturers milk proteins for the food and beverage industry;

•	In 2014, we concluded the acquisition of 100% of Fosbrasil (increasing our holdings from 44.25% to 100%), the leading manufacturer in Latin America of purified phosphoric acid for the food and special fertilizer markets and a manufacturer of secondary products based on phosphates and special fertilizers;

•	In 2014, we acquired AmegA Sciences, an innovative development company and industrial leader from England of products for special agricultural markets, landscaping, grass, and convenience installations, including solutions related to water savings, water conservation, and growth enhancement;

•	Our acquisition of Hagesud Group, a German producer of premium spice blends and food ingredients for meat processing, in 2014;

•	Our acquisition in 2013 of the assets and production operations of Knapsack, a factory in Germany used for marketing and producing P2S5 phosphates;

•	Our acquisition of all of the shares of the Belgian company Nu3 NV and sale of all of our shares in the Dutch company Nu3 BV, due to the liquidation of the Nu3 partnership, at the end of 2012;

•	Our acquisition in 2011 of 50% of the shares of Tetrabrom Technologies Ltd., raising our shareholdings to 100% of the share capital of Tetrabrom;

•	Our acquisition in 2011 of 100% ownership of A. Fuentes Mendea S.A., a Spanish company engaged in the production and marketing of specialty fertilizers in Spain;

•	Our acquisition in 2011 of the companies, assets and certain activities in the specialty fertilizers area owned by the U.S. company, Scotts Miracle-Gro Company (subsequently renamed Everris);

•	Our acquisition of shares in Nutrisi Holdings in 2011, resulting in 100% ownership of Nutrisi Holdings, a Belgian holding company that owns 50% of Nu3, a manufacturer of soluble NPK fertilizer components;

Segment Information

We are a leading multinational company that operates mainly in the areas of fertilizers and specialty chemicals, through two segments – Essential Minerals Segment and Specialty Solutions Segment.

Essential Minerals

The Essential Minerals segment includes the ICL Potash & Magnesium, and ICL Phosphate business lines. The segment focuses on efficiency, process innovation and operational excellence, in order to improve the competitive position of its assets.

In 2016, the total sales of the ICL Essential Minerals segment were $2,437 million, constituting 45% of ICL's total sales (including sales to the Specialty Solutions segment), while the operating income of ICL Essential Minerals totaled $343 million, constituting 37% of the operating income attributable to the segments.

Nitrogen, phosphorus and potassium (N, P and K) constitute the three major nutrients required for plant growth. There are currently no artificial substitutes for phosphorus and potassium (which are supplied by the Company). These three nutrients are present in the ground, however the continued use of the soil for agricultural crops depletes the concentration of these fundamental elements in the ground over time, and could result in a decline in crop yields, and therefore this deficiency must be replenished from external sources through the use of fertilizers. ICL sells phosphorus-based and potassium-based products.

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

In the short term, demand for fertilizers is volatile and seasonal, and is affected by factors such as weather in the world’s key agricultural growing regions, fluctuations in planting main crops, agricultural input costs, agricultural product prices and developments in biotechnology. Some of these factors are influenced by subsidies and lines of credit granted to farmers or to producers of agriculture inputs in various countries, and by environmental regulations. In addition, currency exchange rates, legislation and international trade policies have an impact on the supply, demand and level of consumption of fertilizer worldwide. In spite of the volatility that may be caused in the short term as a result of these factors, we believe that the policy of most countries is to ensure an orderly and high-quality supply of food to the population and to this end, to encourage agricultural production. Therefore, we expect the long-term growth trend of the fertilizers market will be maintained. Due to the existing barriers to entry and to the excess of supply over demand, in the long term we expect a reduction in the entry of new players into the market and the expansion of production capacity, until a new breakeven point between the supply and the demand is reached.

ICL Potash business line

ICL Potash extracts potash from the Dead Sea and mines and produces potash and salt from subterranean mines in Spain and the UK. ICL Potash processes the potash into its types and markets it globally, and also carries on other intercompany operations not solely related to the potash activities.

In 2016, total sales of ICL Potash were $1,285 million and accounted for 53% of the sales off the Essential Minerals segment. The sales of ICL Potash in 2016 decreased by $164 million or 11% compared to 2015. For additional information, see “Item 5.A- Operating Results”.

Products

Potash is the common name for potassium chloride, which is the most common source of potassium for plants, one of the three essential nutrients for plant development, which assists in protection of the plants from diseases and damaging agents, helps them to adapt to the different weather conditions, regulates the water in the plant, strengthens the plant stems and strengthens the plant's ability to absorb nourishing substances.

ICL sells potash for direct application as a fertilizer and to compound fertilizer manufacturers.

ICL Potash produces potash from the Dead Sea and from subterranean mines in Spain and the United Kingdom. The potash production process in Israel is based on extracting carnallite in a chemical process. The carnallite, which is a compound of potassium chloride and magnesium chloride, precipitates in some of the largest solar evaporation ponds in the world, which contain brines drawn from the Dead Sea. The carnallite containing salt is transferred to the plants where a chemical process breaks down the carnallite crystal into potash using two distinct parallel technologies (“hot” and “cold” crystallization).

Extraction of potash from underground mines in Spain and the United Kingdom is carried out by mining sylvinite (a mixture of potash and salt with varying potash concentrations) The potash is separated from the salt in production plants situated near the mines.

Production

ICL Potash’s principal production facilities include its plants in Israel, Spain, and the United Kingdom.

ICL Potash’s manufacturing plants, distribution centers and marketing companies are set forth in the map below:

The current annual potential production capacity of the potash production facilities is approximately 6 million tonnes. The potential production capacity of our various plants is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day, with the exception of a few days for planned maintenance and renovations. Actual production is usually lower than the potential production capacity due to unexpected breakdowns, special maintenance operations, non-availability of raw materials and market conditions.

In light of the present market conditions, ICL Potash is focusing on improving the efficiency of its operations and streamlining its cost structure in order to improve its competitive position in the market.

During 2016, the Company decided to accelerate the transition from extracting and producing potash to producing polysulphate at its ICL UK mine. ICL will act to expand the polysulphate market by means of, among other things, development of a wide range of innovative polysulphate products. During the accelerated production period of polysulphate, mining of the economically viable potash reserves will continue until they are fully depleted, albeit at a slower rate than in 2015 and 2016. In 2017, the Company is planning to produce about 450 thousand tonnes of polysulphate and to increase the production up to about 1 million tonnes in 2019. As part of these processes, the Company has completed implementation of the efficiency plan, whereby during 2016 reduction of the work force by about 470 positions was completed.

For additional information, see “Item 4 – Mineral Extraction and Mining Operations – United Kingdom”, and “Reserves – United Kingdom.”

ICL Potash completed a plan in 2015 for an increase of approximately 500 thousand tonnes per year in potash production capacity at the Sodom facilities. This investment has effectively created surplus production capacity at our production plants in relation to the production capacity of raw materials at our evaporation ponds, thereby adding flexibility to our production process and optimizing the timing of production and sales over time and already at the present time it permits production of the material that was accumulated in the ponds during the strike that took place in 2015. As a result, it is expected that the production of ICL Dead Sea will be 3.8 million tonnes in 2017.

In 2011, ICL’s Board of Directors approved the restructuring of ICL Iberia’s operations from two sites to one site, as part of an efficiency plan. According to this plan, production at the Suria site in Spain, which includes a mine and a plant, will be expanded gradually, and the mining and production activities at the second site will be discontinued. In the first stage of the plan, ICL is building an access tunnel to the mine, and is expanding the potash production and compaction capacity. At the present time, the Company is examining alternatives for increasing the potash production capacity on the Suria site and at ICL Iberia to about 1.3 million tonnes, while achieving additional efficiency with respect to the production costs. At the end of 2016, the compacting and flotation plants were activated, and construction of the vacuum salt plant was finished and is expected to start operation by the first half of 2017, whereas the part of the access tunnel to the mine, which is aimed to significantly improve the capacity and production costs, is expected to be completed in the next three years.

It is anticipated that implementation of the first stage of the plan will reduce expenses and contribute to streamlining, which will reduce potash production costs and contribute to conformity of production with environmental standards.

The first stage includes establishing a production plant for vacuum salt (salt with high chemical purity) at Suria, having a production capacity of about 750 thousand tonnes. The Company plans to reach, in the long run, a potential production capacity of approximately 1.5 million tonnes of vacuum salt. High purity vacuum salt is used in a variety of applications by the chemicals industry, such as, by electrochemical companies and companies in the leather industry, as well as in the food and feed industries, and also for water treatment applications.

In order to help implement these expansion plans in Spain, in April 2015, AkzoNobel (AkzoNobel Industrial Chemicals) and ICL Iberia signed an agreement for production and marketing of high quality vacuum salt. The production will be performed by ICL while the marketing will be performed by AkzoNobel by way of an off-take agreement for acquisition of the partnership’s products. An additional 50 thousand tonnes per year of white potash will be produced and marketed by ICL.

Pursuant to the agreement, ICL will finance and construct two manufacturing facilities on its mining site in Suria, which is located in Catalona in Spain. Each facility will have a production capacity of 750 thousand tonnes of vacuum salt per year. Construction of the first facility was completed in 2016, and its test run period is to be completed in the second quarter of 2017. Construction of the second facility is expected to be completed in 2019. However, due to the market conditions, the Company is examining improved alternatives with respect to the second facility. Construction of the facilities for production of vacuum salt, with an investment of about €130 million (about $142 million), is part of the total investment ICL announced as part of expansion of the structural change of ICL Iberia (the "Phoenix" project) for development and expansion of the production capacity in Spain.

On October 2016, the Company decided to terminate Allana investment project in Ethiopia (originally aimed to develop Potash operation in Ethiopia), in light of the Ethiopian government’s failure to provide the necessary infrastructures and regulatory framework for the Project. For additional information please see “Item 3. Key Information—D. Risk Factors”.

Competition

The potash market is characterized by a relatively small number of manufacturers, some of which export jointly. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our operations and sales are subject to the volatility of market supply and demand and we face significant competition from some of the world’s largest chemical and mining companies”. Our operations and sales are subject to the volatility of market supply and demand and we face significant competition from some of the world’s largest chemical and mining companies.” The ability to compete in the market is dependent mainly on production costs and logistics. Moreover, there are high barriers to entry for new players. The barriers to entry into the potash market are high due to the large investments required to establish production plants for basic minerals and the relatively long time required to establish these plants. In addition, this industry requires appropriate concessions and proximity of production facilities to mines. Nonetheless, two large fertilizer companies are carrying on new (“Green Field”) projects, which are scheduled to enter into production in 2017. The German potash producer, K+S, is developing the “Legacy” project in Canada, having a planned production capacity of about 2 million tonnes per year. In Russia, EuroChem is developing two new mines, each having a planned annual production capacity of 2.3 million tonnes.

The significant competitors of ICL Potash in the international trade in the potash sector are PotashCorp of Saskatchewan (Canada), Belaruskali (Belarus), Mosaic (Canada), Uralkali (Russia), K+S (Germany), Agrium (Canada), APC (Jordan) and SQM (Chile). See below regarding the PotashCorp and Agrium merger.

At the end of 2016, the Canadian companies, PotashCorp and Agrium, gave notice of merger of the companies. The merger was approved by the Board of Directors of both companies and is expected to be executed in mid-2017. The Company does not expect a significant impact on the potash business environment market as a result of the merger.

Although there is currently excess production capacity in the industry, a number of companies are continuing to develop new mines and other companies are expanding the production capacity of existing plants. There is uncertainty in respect of realization of these plans and the time required for their achievement. In addition, a number of companies have announced that they are examining the possibility of entering into the potash industry. An increase in the actual production capacity or an expectation for such an increase may result in pressure on the existing players in the market, in such a way that could lead to an increase in the competition. Despite that stated, during 2016, several potash producers reduced their production in order to manage the inventories against the background of declining prices. PotashCorp curtailed its potash production at two Saskatchewan mines. There was a four-week maintenance shutdown at the Allan and Lanigan mines, beginning on March 20, 2016, resulting in an estimated 400,000 tonne reduction in the 2016 MOP production. This followed the January 19, 2016 announcement of PotashCorp regarding an indefinite suspension of production at its newly constructed Piccadilly mine in New Brunswick )Canada), removing 2 million tonnes of nameplate capacity. In the second half of 2016, Mosaic temporarily halted production at its Colonsay mine, which has an estimated production capacity of 2.5 million tonnes per year. In the second quarter of 2016, Intrepid Potash idled the Carlsbad West facility, and converted Carlsbad East to Trio® production, removing about 500,000 tonnes per year of potash capacity. The flooding of Uralkali’s two mines at Solikamsk at the end of 2015 reduced the company’s production of potash from 11.4 million tonnes in 2015 to 10.8 million tonnes in 2016.

The Company believes ICL Potash benefits from the following competitive advantages:

•	The relatively low average cost of potash production at the Dead Sea, while using the sun as a solar energy source in the evaporation process.

•	Logistical advantages due to its geographical location, access to nearby ports in Israel and Europe and relative proximity to its customers, which are reflected in particularly competitive marine and overland shipping costs and delivery times.

•	Logistical advantages due to the hot and dry climate of the Dead Sea that enable ICL to store, at very low cost, a large quantity of potash in an open area thereby allowing ICL to consistently produce at Sodom at full capacity, independent of fluctuations in global potash demand.

•	A professional agronomic sales team that focuses on individually-tailored agronomic consulting to customers based on an analysis of the different growing conditions of each particular customer.

•	Implementation of the efficiency plan which has been applied for several years has led a significant decline in costs per tonne, mainly in Dead Sea Works, and is expected to continue as part of operational excellence.

Raw Materials and Suppliers

ICL Potash produces potash through its mining operations in Israel, Spain and the United Kingdom, as discussed further below. Potash does not require additional chemical conversion to be used as a plant-nutrient fertilizer. See “Item 4. Information on the Company—D. Property, Plants and Equipment—Mineral Extraction and Mining Operations”, for further information on the Company's mining operations.

The other primary components used by ICL in production of potash are natural gas, electricity, industrial water, neutralization materials and maintenance supplies.

In 2015, the Israeli Public Utilities Authority – Electricity resolved to impose certain electricity system management services charges also on private electricity producers as opposed to only on private consumers, this being retroactively from June 2013.

Sales, Marketing and Distribution

The primary markets of ICL Potash are Europe, China, Brazil and India. ICL Potash sells its fertilizer products primarily via a network of its own sales offices as well as sales through agents throughout the world. Most of the sales of potash are not made by means of contracts or long-term orders but, rather, through current orders proximate to the supply date (except for long-term agreements with customers in India and China). Accordingly, ICL Potash does not have a significant orders' backlog. Regarding new contracts with customers of ICL Potash in China for supply of potash over the next three years – see below.

The prices of potash are determined in negotiations between the manufacturers and the customers and are affected mainly by the relationship between the market demand and the available supply at that date as well as the size of the customer and period of the agreement. Prices for relatively long-term contracts are not necessarily similar to the “SPOT” prices (current/casual sales transactions).

In the Indian and Chinese markets it is customary to carry on concentrated negotiations regarding the potash contracts – part of which with commercial entities related to the governments of those countries.

In January 2016, ICL signed new framework agreements with its customers in China for the supply of approximately 3.4 million tonnes of potash over the next three years, an increase of about 3% in the quantities supplied compared to the previous three-year framework agreements. The selling price will be determined on the basis of the accepted price levels in the Chinese potash market.

ICL Potash has agreements in China with manufacturers and distributors of NPK fertilizers. As part of these agreements, the agreed contract price is generally for six months to one year.

In 2016, ICL signed contracts for supply of potash with its customers in India, covering an aggregate quantity of 760 thousand tonnes, including optional quantities. In the Company’s estimation, an improvement in the farmers’ demand for potash in India is expected in 2017, assuming there is no negative change for the worse in the government subsidies and that the weather conditions will not have an unfavorable impact on agriculture.

In other markets, potash is usually imported by a larger number of customers, and the potash price is determined between the suppliers and the customers for shorter periods (quarterly, monthly or even for individual shipments). In these markets, the Company has trade relations with most of the major customers.

For information regarding ICL Haifa potash supply agreement in Israel for the next 13 years, see “Item 8 – Legal Proceedings”.

In Sodom, the Company benefits from being able to store very large amounts of potash outside (exceeding one full year of production). Due to the hot and dry climate in Sodom, potash can be stored in piles in open areas. Therefore, potash production in the production facilities in Sodom is not necessarily dependent on the rate of sales. Output that is not sold is stored in open areas within the plant in Sodom. This advantage generally affords ICL Potash greater production flexibility in Spain and the United Kingdom as well since it can sell from Europe while maintaining its main potash inventory in Sodom.

ICL Potash transports potash from Israel to customers overseas by ship (mainly in bulk) that it leases in the market and loads using designated facilities in the ports of Ashdod on the Mediterranean Sea and Eilat on the Red Sea. ICL Potash also has special port facilities for bulk loading in Barcelona (Spain), Amsterdam (the Netherlands), Ludwigshafen (Germany) and Teesside (UK).

ICL Potash grants credit terms to its clients according to customary practices in their locations. ICL Potash’s credit sales are generally covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

In 2016, the Company continued investing in instructing emerging market farmers regarding the economic advantages of optimizing the use of potash-based fertilizers. In 2016, the Company continued the “Potash for Life” project, and focused particularly on India, in light of its position in this market and the low concentration of potassium fertilization in this country, and held illustrative demonstrations in nine territories and more than 42 districts in about 2,500 parcels.

Seasonality

The seasonal nature of demand for ICL Potash’s products gives rise generally to quarterly sales fluctuations, as sales levels in the second and third quarters are generally higher than sales in the first and fourth quarters. In recent years, due to various influences on the timing of sales, primarily price fluctuations and the effects of negotiations in China and India and changes in the timing of fertilizer imports to Brazil, the effects of seasonality explained above have been reduced as compared to earlier periods. In 2016, the delay in signing of the contracts with the Chinese and Indian customers caused a situation wherein the total sales in the second half of the year were higher than in the first half of the year.

Natural Resources Tax

On November 30, 2015, the Knesset passed the Law for Taxation of Profits from Natural Resources, which entered into effect on January 1, 2016, except with respect to DSW regarding which the effective date is January 1, 2017. For additional information, see Note 17 to our audited financial statements.

Polysulphate

The Company also mines and produces polysulphate (also known as polyhalite) in a subterranean mine in the UK. Polysulphate is a mineral used in its natural form as fertilizer for agriculture, fertilizer for organic agriculture and a raw material for production of specialty fertilizers. Polysulphate is composed of sulfur (SO3 48%), potash (K2O 14%), calcium and magnesium, which are essential components for improvement of crops and agricultural products.

ICL is acting to continue expansion of the polysulphate market by means of, among other things, development of a wide variety of innovative polysulphate products. In 2017, ICL will commence commercial production of a new product named “PotashpluS”, which is composed of polysulphate and potash. The product will include potassium, sulfur, calcium and magnesium. During 2016, ICL set-up a staff of agronomists that are performing dozens of tests on various crops in different countries in order to develop the polysulphate market.

The current annual potential production capacity of the polysulphate facilities is approximately 1 million tonnes.

During 2016, the Company decided to accelerate the transition from extracting and producing potash to producing polysulphate at its ICL UK mine. ICL will act to expand the polysulphate market by means of, among other things, development of a wide range of innovative polysulphate products. During the accelerated production period of polysulphate, mining of the economically viable potash reserves will continue until they are fully depleted, albeit at a slower rate than in 2015 and 2016. In 2017, the Company is planning to produce about 450 thousand tonnes of polysulphate and to increase the production up to about 1 million tonnes in 2019. As part of these processes, the Company has completed implementation of the efficiency plan, whereby during 2016 reduction of the work force by about 470 positions was completed.

ICL Magnesium business line

The magnesium activities are included in ICL Magnesium, which is the second largest magnesium producer in the western world after the US magnesium producer “US Magnesium”. ICL Magnesium produces, markets and sells pure magnesium and magnesium alloys, and also produces dry carnallite and related by-products, including chlorine and sylvinite.

Magnesium is considered to be the lightest structural metal. One of the main characteristics of magnesium is a higher strength-to-weight ratio compared with other metals – mainly steel and aluminum. The main use of magnesium is in the following industrial sectors: the aluminum sector, wherein it serves as the main alloy in the manufacture of aluminum alloys; the steel sector, where it is an auxiliary material used in the steel desulphurization; and the casting sector of parts made of magnesium alloys, mainly for uses in the vehicle industry. In addition, there are other sectors in which magnesium is used, the market share of which is relatively small, such as use of magnesium in the production processes of zirconium and titanium alloys.

The current annual potential production capacity of the magnesium facilities is 33 thousand tonnes of metal magnesium. The actual quantity of the magnesium produced depends on the demand for chlorine (used in the bromine operations) and, therefore, it is possible that the actual production will be lower than the production capacity.

Production of the magnesium is based on the carnallite gathered from the Dead Sea and acquired from ICL Dead Sea. During the electrolysis process, the magnesium chloride present in the carnallite is separated into metal magnesium and chlorine gas.

The magnesium market is characterized by concentration of production, where about 75% of the production is in China. There are a small number of western producers, US Magnesium in the United States and RIMA in Brazil. In both the United States and Brazil there are anti-dumping tariffs regarding sale of Chinese magnesium. In Russia, there are a number of magnesium producers that mainly supply the local titanium industry.

Over the past several years, ICL has discerned a trend in the Chinese market of transition to “greener” production processes (from thermal recycling plants to plants producing magnesium by means of an electrolysis process), closing of small factories and setting up of large factories that are more “environmentally friendly”. These trends are part of the reasons causing the trend of increasing prices of the magnesium produced in China. During the last few months of the year there was a drop in magnesium prices in China, whereas in January 2017 the trend of rising prices resumed.

The magnesium market in Europe is controlled mainly by Chinese producers and distributors (since there is no European producer and accordingly it is not possible to impose anti-dumping tariffs).

From a global standpoint with respect to consumption of magnesium, the Chinese market constitutes about 50% of the global market, the European market slightly less than 20% and the United States market about 15%.

In the United States and Brazil, import of magnesium and magnesium alloys from China is subject to anti-dumping duties that are imposed in order to protect the local industry in these countries that are the main markets in which ICL Magnesium sells its products.

In August 2014, following publication of the interim conclusions of the Sheshinski Committee, the Company's Board of Directors examined the economic viability of continuation and expansion of the production of certain products, including potash, metal magnesium, bromine compounds and downstream phosphate products. In light of the Committee's final recommendations and the approval thereof by the Social-Economic Cabinet in November 2014, the Company's Board of Directors adopted the following decision, further to decision it had adopted in August 2014 – the principle of which is to make preparations for closure of our magnesium plant at the Dead Sea, commencing January 1, 2017, insofar as discussions with the State of Israel regarding tax and royalties issues would disallow the continued operation of the magnesium plant. The main economic justification for continuation of operations at the magnesium plant at the Dead Sea stems from the plant’s synergies with our other facilities in Sodom, which provide it with, and receive from it, raw materials (the “Synergies”). The increased tax burden imposed pursuant to the implication of Natural Resources Income Tax in Israel, caused a decline in the net value of the Synergies. As a result of the aforesaid increases of the tax burden, we have discontinued all investments in the magnesium plant (other than investments required by law). In light of the above, as of the date of the report, the Company continues to examine the continuation of ICL Magnesium, pending also final clarification of the tax effects, royalties, and cost of participation in the management services of the electric system that are expected to be imposed on the plant. In 2016, the sales of ICL Magnesium amounted to $103 million, its operating loss amounted to $22 million, its net fixed assets as at December 31, 2016 amounted to $35 million, and its depreciation expenses in 2016 amounted to $7 million.

The Company believes ICL magnesium benefits from the following competitive advantages:

•	Level of cleanliness of the metal magnesium product permits use of the Company's products in sensitive industries.

•	Intellectual property that permits production of products on the basis of magnesium alloys that are unique to the Company.

ICL Phosphate business line

The ICL Phosphate business line mines and processes phosphate rock from open pit mines – three of which are located in the Negev Desert in Israel while the fourth is situated in the Yunnan province in China. In addition, ICL produces sulfuric acid, agricultural phosphoric acid and phosphate fertilizers in its facilities in Israel, China and Europe. Furthermore, ICL Phosphate manufactures phosphate-based food additives for livestock in Turkey. ICL Phosphate markets its products worldwide, mainly in Europe, Brazil, India and China.

In 2016, total sales of ICL Phosphate were $ 1,163 million and accounted for 48% of the Essential Minerals segment’s sales. The sales of ICL Phosphate in 2016 increased by $99 million or 9% compared to 2015. For additional information, see “Item 5.A - Operating Results”.

Products

The main products of ICL Phosphate are phosphate fertilizers (among which are DAP, MAP, TSP, SSP and others) and phosphate rock.

Phosphorus is one of the three essential nutrients for plant development, which directly contributes to a wide range of physiological processes in a plant, including production of sugars (including starch), photosynthesis and energy transfer. Phosphorus strengthens plant stems, stimulates root development, promotes flower formation and accelerates crop development. Phosphorus may be found in phosphate rock. The main products in this area are: phosphate rock, phosphoric acid and phosphate-, potassium- and nitrogen-based fertilizers.

During October 2015, ICL completed establishment of the YPH joint venture, which has a phosphate rock mine and phosphate operations, and that operates an integrated phosphate platform across the entire value chain. Due to the sharp decrease in commodity phosphate prices since the acquisition was completed and due to the fact that the JV’s major activities (90%) are still focused on commodities, the YPH JV recorded in 2016 a reported operating loss of about $80 million which included a provision for early retirement in the amount of $10 million. The loss was recorded despite implementation of significant efficiency measures. Continued implementation of efficiency measures and a gradual shift to specialty products (up to a 50/50 balance within 4 years) are expected to support the JV’s profitability in the short and medium terms. The JV contributed $343 million to ICL Phosphate’s sales in 2016.

The principal raw material used in the production of phosphate products is phosphate rock. ICL Phosphate mines phosphate rock from open-pit mines – three of which are located in the Negev Desert in Israel while the fourth is situated in the Yunnan district in China. In 2016, 74% of the phosphate rock produced in Israel and all the phosphate rock produced in China was used to manufacture phosphoric acid. The phosphate rock produced in Israel is sold to external customers who manufacture phosphoric acid and fertilizers and as a direct application fertilizer. The policy of ICL Phosphate is to use most of the phosphate rock it produces to manufacture downstream products.

ICL Phosphate produces fertilizer-grade phosphoric acid and phosphate fertilizers at its facilities in Israel and in China. Furthermore, ICL Phosphate also has facilities for the production of phosphate fertilizers in the Netherlands and Germany, as well as animal-feed additives facilities in Turkey. An additional raw material required for production of phosphoric acid is sulfur, which ICL Phosphate purchases from third parties.

ICL Phosphate is also developing additional downstream products based on phosphate rock, including phosphate fertilizers and acids used for the production of downstream products for the ICL Advanced Additives, ICL Food Specialties and ICL Specialty Fertilizers business lines.

Production

ICL Phosphate’s principal production facilities include its plants in Israel and China (phosphate rock, sulfuric acid, phosphoric acid and fertilizers), in the Netherlands and Germany (mainly fertilizers based on phosphate and potash) as well as in Turkey (phosphate-based products used as animal-feed additives).

ICL Phosphate’s manufacturing plants, distribution centers and marketing companies are set forth in the map below:

The current annual potential phosphate production capacity is as follows: approximately 7 million tonnes of phosphate rock (including 2.5 million tonnes of YPH’s production capability), approximately 2.7 million tonnes of phosphate fertilizers and compound fertilizers (including 850 thousand tonnes of YPH’s production capability) and approximately 1.3 million tonnes of phosphoric acid (including 700 thousand tonnes of YPH’s production capability). The potential production capacity of the various plants is based on the hourly output of the plants multiplied by the potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours per day, with the exception of a few days for planned maintenance and renovations. Actual production is usually lower than potential production capacity, due to unexpected breakdowns, special maintenance operations, availability of raw materials and market conditions.

In addition, the Company is examining ways to increase its phosphate reserves, including by means of development of the Barir field in Israel, see “Item 4. Information on the Company—D. Property, Plants and Equipment—Concessions and Mining Rights". Furthermore, in October 2015, ICL completed establishment of YPH JV, which improved the production capacity and flexibility of ICL’s phosphate operations by providing ICL with access to phosphate rock operation with vast reserves. The joint manufacturing platform includes activities along the entire value chain – commencing from mining of phosphate rock and production of fertilizers in bulk and running up to phosphate-based specialty products for applications in the food and compound materials markets.

In December 2015, ICL signed a memorandum of understanding with LLNP (of the Leviev Group) for examination of the feasibility of establishment of a global-scale phosphate production infrastructure in Namibia, including marine mining of phosphate and construction of factories for production of downstream products spanning the entire value chain, including fertilizer-quality phosphoric acid, white phosphoric acid, regular phosphate fertilizers (including MAP and DAP) and specialty fertilizers. At the present time, the examination is focusing on the feasibility of the pilot for production of green acid from rock that is found in Namibia. The results of the pilot are expected to be received in the first half of 2017, and thereafter the Company will decide with respect to continuation of the project.

Competition

The phosphate fertilizer market is extremely competitive and the competitors include multi-national companies and government-owned companies. A large number of producers operate in this market. The main competitive factor in the field of phosphate fertilizers is price. The ability to compete in the market is dependent mainly on production costs and logistics. For this reason, companies located in proximity to sources of raw materials, ports, and customers benefit from competitive advantages. An important factor in the area of raw materials (in addition to phosphate rock) is the accessibility to and the price of the sulfur and ammonia required for manufacture of the phosphate fertilizers. Additional factors that affect competition to a certain extent include product quality, range of products, service and the capability to develop new products that provide unique solutions.

Phosphate mines and production facilities occur in many countries, including Morocco, China, Russia, Jordan, the United States, Brazil, Saudi Arabia, Tunisia and others. The main phosphate producers who compete with ICL are Mosaic (United States), PotashCorp (Canada), OCP (Morocco), Group Chimique Tunisienne (Tunisia), Vale (Brazil), the Roullier Group (Europe), Ma’aden (Saudi Arabia) and various Russian and Chinese producers. A significant expansion is expected in the production of two producers – OCP, and Ma’aden. These two producers have high rock reserves and low production costs, which enables them to reduce their prices in order to preserve their market shares. In 2015, China significantly reduced the tax for exporting phosphate fertilizers and the local producers increased their presence in the global trade. OCP, Ma’aden and the Russian phosphate producer reacted by increasing the competition level, which resulted in a price decrease throughout 2016. As a result, Chinese phosphate producers recorded losses during the year and reduced their production rates, which resulted in a 17% decrease in exports from China, compared to 2015. Chinese production curtailments (to a level of 50-60% of production capability) contributed to a certain stabilization in phosphate prices in China and globally towards the end of 2016.

The Company believes ICL Phosphate business line benefits from the following competitive advantages:

•	An integrated value chain that allows use of the phosphate rock mined in Israel and China for the production of its phosphate fertilizers and phosphoric acid for specialty products that are sold by the business lines - ICL Advanced Additives, ICL Food Specialties and ICL Specialty Fertilizers, rather than purchasing phosphate rock from third party suppliers;

•	Logistical advantages due to its geographical location, access to nearby ports in Israel and Europe and relative proximity to its customers. In addition, ICL is a unique global fertilizer producer that is able to combine potash and fertilizers in the same shipment, which enables it to service small customers, particularly in Brazil and the United States.

•	A professional agronomic sales team that focuses on individually-tailored agronomic consulting to customers based on an analysis of the different growing conditions of each particular customer.

•	As a result of acquisition of the partnership in China, ICL has the ability to build an integrative phosphate platform by means of operating it as a single unit together with its operating platform in Israel. As a result, ICL Phosphate enjoys a competitive cost advantage with respect to its phosphate activities due to access to low-cost phosphate rock with long-term reserves, as well as low-cost phosphoric acid.

Raw Materials and Suppliers

ICL Phosphate produces the phosphate that is the primary raw material it uses in the manufacturing process, through its mining operations in Israel and China, as discussed further below. See “Item 4. Information on the Company—D. Property, Plants and Equipment—Mineral Extraction and Mining Operations” for further information on the Company's mining operations.

The primary raw materials acquired from external sources are mainly sulfur and amonia. The Company holds inventories of sulfur, phosphate, ammonia and other raw materials in quantities that take into account the projected level of production based on consumption characteristics, supply dates, distance from suppliers and other logistical considerations.

During 2016, Sulfur prices (FOB price VANCOUVER) were on average $83.9 per tonne, compared to $139 per tonne in 2015. This decline continued the downtrend that started in early 2015 and support the Company’s cost production. For additional information, see “Item 5.A - Operating Results”.

Sales, Marketing and Distribution

The primary markets of ICL Phosphate are Europe, China, Brazil, India, the United States and Turkey. ICL Phosphate sells its fertilizer products primarily via a network of its own sales offices as well as sales agents throughout the world.

Most of the sales of ICL Phosphate are not made by means of contracts or long-term orders but, rather, through current orders proximate to the supply date. Accordingly, ICL Phosphate’s does not have a significant orders' backlog.

The prices of fertilizers are determined in negotiations between the manufacturers and the customers and are affected mainly by the relationship between the market demand and the available supply at that date as well as the size of the customer and period of the agreement. Prices for relatively long-term contracts are not necessarily similar to spot prices (current/casual sales transactions).

Regarding phosphate fertilizers, ICL’s strategy is to maximize profits by choosing whether to sell or store phosphate rock, fertilizer-grade phosphoric acid, phosphate fertilizers or compound fertilizers or to produce pure phosphoric acid. The inventory policy is set accordingly.

ICL Phosphate ships its products from Israel to customers overseas by ship (mainly in bulk) that it leases in the market and loads using designated facilities in the ports of Ashdod on the Mediterranean Sea and Eilat on the Red Sea. ICL Phosphate also has special port facilities for bulk loading in Amsterdam (the Netherlands) and Ludwigshafen (Germany). YPH JV sells most of its output in China, and is preparing to provide a logistical solution to marine shipping outside of China when it will be necessary to do so.

ICL Phosphate grants credit terms to its clients according to customary practices in their locations. ICL Phosphate’s credit sales are generally covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

Seasonality

The seasonal nature of demand for ICL Phosphate’s products gives rise generally to quarterly sales fluctuations, as sales levels in the second and third quarters are generally higher than sales in the first and fourth quarters. In recent years, due to various influences on the timing of sales, primarily price fluctuations, the effects of seasonality explained above have been reduced as compared to earlier periods.

Natural Resources Tax

On November 30, 2015, the Knesset passed the Law for Taxation of Profits from Natural Resources, which entered into effect on January 1, 2016. For additional information, see Note 17 to our audited financial statements.

Specialty Solutions

The Specialty Solutions Segment includes four business lines: ICL Industrial Products, ICL Specialty Fertilizers, ICL Advanced Additives and ICL Food Specialties. The segment produces and markets a wide range of specialty products based on ICL’s integrated value chain. The segment enjoys competitive advantages from ICL’s mainstream operations, generates higher organic growth compared to the commodity business and is less volatile. The ICL Specialty Solutions segment concentrates on achieving growth through a highly-tailored customer focus, as well as product innovation and commercial excellence. The segment’s business lines are focused on downstream phosphate products, bromine and bromine derivatives, as well as dairy proteins serving a wide array of diversified end markets. The segment also concentrates on offering new products and solutions and, as a result, most of ICL’s R&D investments and growth CAPEX are directed to this segment, supporting the effort to constantly expand the product portfolio in the segment’s business lines and to improve existing products. In addition, the segment strives to expand geographically, especially in to emerging markets.

In 2016, the total sales of the ICL Specialty Solutions segment were $3,148 million and accounted for 59% of ICL's total sales (including sales to the ICL Essential Minerals segment), while the operating income for ICL Specialty Solutions totaled $589 million, representing 63% of ICL's total operating income attributed to segments.

Specialty Fertilizers business line

ICL Specialty Fertilizers produces specialty fertilizers in the Netherlands and Belgium (e.g., water soluble), liquid fertilizers and soluble fertilizers in Israel and Spain, and controlled-release fertilizers in the Netherlands and the United States. ICL Specialty Fertilizers markets its products worldwide, mainly in Europe, North America and Israel.

In 2016, the total sales of ICL Specialty Fertilizers were $661 million and accounted for 21% of the Specialty Solutions segment’s sales. ICL Specialty Fertilizers business line sales decreased by 3% compared to 2015, mainly due to price effects and lower demand in

Southeast Asia as well as a decline in traded products sales in Spain. These effects were offset by geographical expansion, mainly in Brazil and India, from an increase of quantities sold in traditional markets, such as, Europe and Israel, as well as a positive contribution from sales of specialty fertilizer made by the YPH joint venture in China.

ICL Specialty Fertilizers develops, manufactures, markets and sells fertilizers that are based primarily on nitrogen, potash (potassium chloride) and phosphate.

Specialty fertilizers offer an improved value to the grower compared to the use of regular fertilizers. The following pyramid presents the different fertilizer product lines – the high-value products are usually accompanied by a higher price per metric ton and lower consumption. ICL Specialty Fertilizers produces most of the high value products, except for potassium nitrate and calcium nitrate. One of ICL Specialty Fertilizers’ strategic goals is to own a potassium nitrate plant, which will supply the Company’s captive use of the raw material and will also provide its customers with this important specialty product:

ICL Specialty Fertilizers operates in 3 main markets:

Specialty Agriculture

This market includes high-value agricultural crops such as fruits and vegetables. Enhanced efficient fertilizers along with soluble fertilizer products are used and applied mainly in these crops. In the agriculture market for crops, such as sugar cane, use of specialty fertilizers can also be beneficial – subject to climate and soil conditions. The main market for ICL Specialty Fertilizers is related to the drip irrigation/fertigation market. This market is growing as the use of drip irrigation systems is growing across the globe. The use of enhanced efficient fertilizers is growing due to their environmental and economic advantages, although the growth of their use is still dependent on the price levels of the crops and the raw-material prices (e.g. urea and potassium).

Ornamental Horticulture (OH)

The Ornamental Horticulture market consists of growers of outdoor ornamental plants (nurseries) and pot and bedding plants (greenhouses). The growers require high quality fertilization programs in order to grow plants at the quality level demanded by the garden centers, DIY (Do-It-Yourself) outlets and retail chains. ICL Specialty Fertilizers has a large specialized sales force in the field for advising the growers in this market with respect to the optimum nutrition of the plants. ICL has a specialized distributor network. ICL Specialty Fertilizers’ main product lines in this market are specialty fertilizers such as CRFs (controlled release fertilizers) and WSFs (water soluble fertilizers) with well-known brand names such as Osmocote and Peters. In specific markets, such as, North America and the UK, a range of unique plant protection products is also included in the proposals for growing healthy plants. In the UK, ICL is a leading company providing a total solution for the ornamental growers as it produces and markets unique, high-quality peat and growing media products.

Professional Turf

The professional turf market includes the following user groups: golf course green keepers, sport fields grounds men, landscapers and contractors.

These groups demand high-quality inputs in order to secure strong, high-quality turf. The users require an integrated approach for preparing the turf and maintaining its health, without creating an environment that is conducive to the development of disease. There is a social need to limit the inputs and, therefore, an integrated approach of unique, high-quality products is needed. The most important inputs are (specialty) fertilizers, grass seeds and plant protection products. ICL offers all three product lines in its proposals. ICL has a dedicated and experienced team of unique professional grass experts, along with an excellent distribution network serving its key markets in Europe and Asia.

Products

The specialty fertilizers are highly effective fertilizers that allow more precise feeding of the essential foundations for plant development (phosphorous, potassium and nitrogen) as well as micronutrients. These fertilizers allow efficient and effective fertilizing through, among other things, drip irrigation systems and foliar spraying, and help growers to obtain a larger harvest of a higher quality, despite a shortage of water sources and a limited supply of agricultural lands. These fertilizers include, among others, controlled release fertilizers (CRF), slow release fertilizers (SRF), soluble fertilizers and liquid fertilizers. Specialty fertilizers allow more accurate application of the nutrients essential for plant development (phosphorus, potassium and nitrogen). These fertilizers include:

•	Controlled-release fertilizers (CRF), which allow accurate release of nutrients over time, and slow-release fertilizers, which allow very slow release of nutrients (nitrogen and potassium only). CRF’s have a special coating that allows prolonged release of nutrients (over several weeks to several months, compared to regular fertilizers that dissolve in the soil and are available for up to four weeks). ICL Specialty Fertilizers has leading brand-name products in the world, such as, Osmocote and Agrocote. Osmocote is the controlled-release fertilizer most used by ornamental growers worldwide. The brand is known to deliver high quality ornamental plants due to its consistent release of nutrients and unique patterned and programmed release technologies. ICL continues to invest in new technologies as well as field trials to test and prove the high quality of the release. During the past few years several new technologies were developed such as the “Dual Coating Technology” (which optimizes the release to ornamental plants) and the “E-Max Release Technology” (a new coating technology with improved release characteristics, mainly for urea).

•	Soluble fertilizers, which are fully water-soluble, and fully-soluble NPK compound fertilizers, are commonly used for fertilization through drip irrigation systems and foliar spraying in order to optimize fertilizer efficiency in the root zone and to maximize yields. Well-known brands for fertigation are Peters, Universol, Agrolution, NovaNPK and Novacid. ICL designs specific formulations for different applications and circumstances. There are specific formulations for specific crops, greenhouses and/or open fields, as well as for different water types.

•	Straight fertilizers are crystalline, free-flowing and high-grade phosphorus and potassium soluble fertilizers such as MKP, MAP and PeKaCid. The purity of the products allows the elements to be absorbed and the products are also quickly soluble. PeKacid is the only solid highly acidifying, dry crystal water soluble fertigation product that contains both phosphorus and potassium. The product is ideal for specific water conditions allowing good absorption of the nutrients as well as keeping the dripping lines clean.

•	Liquid fertilizers are used for intensive agriculture and integrated in irrigation systems (mainly drip systems). The product line includes mostly tailor-made formulations designed for specific soil & water/climate conditions and crop needs.

•	Peat, a growing medium for various crops, containing controlled-release fertilizers and plant-protection products. Specific formulations of growing media are designed for specific plant needs, such as, greenhouse bedding plants and outdoor nurseries. A well-known brand is the “Levington” brand. Inclusion of growing media products in the portfolio in the UK allows ICL to offer an effective total solution to the bedding and pot plant growers and nurseries.

•	Water conservation and soil conditioning products. This new product line is a recent technological development of ICL. Water conservation products are used in professional turf to optimize quality and to keep water in the root-zone. A key brand is H2Pro, which also invigorates turf health. These products significantly reduce irrigation requirements. This new technology is also used in agriculture to allow better water availability around the root-zone of the crops.

Over the last five years, ICL has acted to significantly expand its specialty fertilizer operations by completing acquisition of the following companies:

•	Everris (formerly Scotts Global Pro), a multinational company, the core activity of which is the manufacture and sale of high-quality specialty fertilizers, including controlled-release, slow-release and soluble fertilizers;

•	Fuentes Fertilizantes, a leading company in Spain that manufactures and distributes liquid and soluble fertilizers, NPK compounds and conventional fertilizers;

•	Nu3, a manufacturer of soluble NPK fertilizer components;

•	AmegA, which develops advanced solutions for saving water, preserving water and improved absorption of the fertilizer by the plant;

•	YPH JV for production of phosphates in China, which also manufactures specialty fertilizers.

Production

ICL Specialty Fertilizers’ principal production facilities include its plants in Israel (special compound fertilizers, liquid fertilizers and soluble NPK fertilizers), Spain (liquid fertilizers, and soluble NPK fertilizers), the United Kingdom (products for preserving water and improving absorption of the fertilizer by the plant, and peat as growing media), China (compound specialty fertilizers and soluble fertilizers), the Netherlands (controlled-release fertilizers), Belgium (soluble NPK fertilizers) and the United States (controlled-release fertilizers).

ICL Specialty Fertilizers’ main manufacturing plants and marketing companies are set forth in the map below:

ICL Specialty Fertilizers’ current annual potential production capacity is approximately 300 thousand tonnes of soluble fertilizers (including YPH JV’s production capacity), 450 thousand tonnes of liquid fertilizers, 110 thousand tonnes of controlled-release fertilizers and 400 thousand tonnes of peat. The potential production capacity of our various plants is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day, with the exception of a few days for planned maintenance and renovations. Actual production is usually lower than potential production capacity, due to unexpected breakdowns, special maintenance operations, availability of raw materials and market conditions.

In addition, ICL Specialty Fertilizers is examining several options to build/buy a potassium nitrate production plant to enable an increase in the production of soluble fertilizers and food-grade phosphoric acid. The Company’s examination is in line with its growth strategy to meet the anticipated increased demand for soluble specialty fertilizers. Potassium nitrate is a major component in liquid and water soluble fertilizers, as well as in several other industrial applications.

Competition

The specialty fertilizers market is estimated at approximately USD 8–9 billion per annum, accounting for about 4% of the total fertilizers market and growing at a rate of 4–5% per year.

The market is diversified, with a few global companies and many small to medium-size local producers. The market operates mainly on local basis and most producers sell their products in nearby territories rather than globally. ICL Specialty Fertilizers may be considered one of the largest global players in the specialty fertilizers market with production plants in Israel, Netherlands, Belgium, Spain, UK, USA and China.

The Capex needed for new production capacities is not considered high compared to the commodity fertilizers market. Nevertheless, in order for a new player to enter this market with different product groups, extensive knowledge is needed – both of chemical production and of agronomical know-how, as well as customer support capabilities. ICL Specialty Fertilizers focuses and relies on a worldwide R&D team, allowing it to stay significantly ahead of the competition in many of the specialty-fertilizers product lines, especially regarding controlled-released fertilizers, water soluble fertilizers and liquid fertilizers. ICL Specialty Fertilizers provides strong professional support to customers by means of an experienced and professional marketing and agronomist team having strong contacts that have been developed over decades of service and through the offer of an extensive product portfolio.

The company profile of the market players in the Specialty Fertilizers market is highly diverse.

Other companies globally active in the specialty fertilizers market are: SQM, Yara, Haifa & Compo. More regional or even in a specific country are: Agrium and Koch (USA), Produquimica (Brazil) and Kingenta (China).

ICL believes that ICL Specialty Fertilizers benefits from the following competitive advantages:

•	A strong supply chain set-up integrated with in-house access to high quality raw materials, such as phosphate and potash.

•	Efficient supply chain based on the extensive product portfolio and multi-location production.

•	Unique R&D and product development activities, creating a strong platform for future growth in controlled-release fertilizers, fertigation, foliar solubles, enhanced nutrients, water efficiency and Innovative next generation products.

•	Added value production process technology – custom-made formulations to meet our customers unique needs.

•	Highly skilled global agronomic sales team providing professional advice and consultation.

•	Integrated and specifically tailored services based on the customer’s needs.

•	Full product portfolio (one-stop shopping).

•	Distributor loyalty.

•	ICL’s brands are well-known as leading trademarks.

Raw Materials and Suppliers

The primary raw materials acquired from external sources are mainly KNO3, SOP, ammonia, NPK granules, Urea, KOH and coating materials.

On March 1, 2017, the District Court in Haifa (Israel) decided that the ammonia tank operated by Haifa Chemicals must be emptied no later than April 1, 2017, and that ships transporting ammonia are forbidden to enter into Israel’s seaports. In addition, the Court determined that up to the time the ammonia tank is emptied, as stated above, Haifa Chemicals will supply the ammonia needs of Fertilizers and Chemical Ltd (F&C), including the needs of F&C’s customers. Ammonia is a raw material used for various purposes by ICL’s Specialty Fertilizers and Bromine business lines, and is also sold to external customers as an end product and/or as ammonia derivatives. As at the date of the report, the Company is examining the consequences of the Court’s decision, as stated, and possible alternatives for acquiring ammonia. The anticipated impact on the Company’s business results is not expected to be material.

ICL Specialty Fertilizers endeavors to hold inventories of the above raw materials in quantities that take into account the projected level of production based on consumption characteristics, supply dates, distance from suppliers and other logistical considerations.

Sales, Marketing and Distribution

The primary markets of the Specialty Fertilizers business line are Europe, Israel, China, the Far East, Australia and Brazil. The Specialty Fertilizers business line sells its fertilizer products primarily via a network of its own sales offices as well as sales agents throughout the world.

In general, the business model relies on brand-name, premium specialty products which are marketed at the end-user level, while the sales are invoiced through distributor-partners which often distribute the products in an exclusive (or semi-exclusive) way. The technical sales force emphasizes the agronomic advantages of the specialty products to the end users (farmers, growers of containerized plants, golf courses, etc.) and provides advice to and training of distributor sales representatives and end users.

Most of the specialty fertilizers sales are not made by means of contracts or long-term orders but, rather, through current orders made close to the supply date. Accordingly, there is no significant orders’ backlog.

The prices of the fertilizers sold are determined via negotiations between ICL and the customers and are affected mainly by the relationship between market demand and ICL’s production cost, as well as the size of the customer and term of the agreement.

During 2016, even though the prices of most of the products declined, mainly as a result of a decrease in the prices of raw materials, ICL Specialty Fertilizers was able to increase the profit margins from 2015, albeit at a lower sales level.

Seasonality

The stronger sales season for Specialty Fertilizers is the first half of the year. The use and application of the fertilizers is related to the main growing seasons of the specialty crops around the globe. The main factors impacting seasonality are geographical location, type of crop, product and market. The key markets for ICL Specialty Fertilizers tend to be located in the Northern hemisphere: USA, Europe and particularly the countries Spain and Israel.

As an example, some specialty products, such as soluble fertilizers in the Ornamental Horticulture market are sold and applied throughout the entire year, while controlled release fertilizers are sold during the potting season of container nursery stock and pot-plants (before spring time).

Advanced Additives business line

ICL’s Advanced Additives business line primarily develops, produces, markets and sells a broad range of acids, specialty phosphates and specialty minerals for various applications in a large number of industries, including metal and water treatment, paints and coatings, forest fire retardants, cleaning materials, oral hygiene, carbonated drinks, asphalt modification, de-icing, nutrition, pharma, specialty steel, fuel additives and rubber. The diverse products and market base supports and is consistent with the Company’s strategy of increasing production of downstream products with higher added value. This business line purifies some of the agricultural phosphoric acid manufactured by ICL Phosphate and also manufactures thermal phosphoric acid. The purified phosphoric acid and the thermal phosphoric acid are used to manufacture downstream products with high added value – phosphate salts and acids – which are used in the various industries mentioned above. The product line of ICL Advanced Additives is further comprised of processed potassium, calcium and magnesium products used in the pharma, specialty steel, oil drilling, and oil additives industries, along with de-icing and other applications.

In 2016, the total sales of ICL Advanced Additives were $966 million and accounted for 31% of the Specialty Solutions segment’s sales.

Sales of ICL Advanced Additives in 2016 increased by $21 million (or 2%), compared to 2015. The increase stemmed mainly from acid sales, especially in Europe, as well as increased demand for fire safety retardants from U.S. government agencies. Additionally, the specialty minerals business improved compared to 2015, which was impacted by strike effects in Israel.

Approximately 50% of ICL Advanced Additives external sales in 2016 were of phosphoric acid of various grades (technical, food, electronics and polyphosphoric acid), phosphate salts and related specialties, similar to 2015. Phosphoric acids and the downstream phosphates are produced in part using phosphate rock ICL mines in its facilities in Israel and China. Phosphoric acid is manufactured from that phosphate rock, and from elemental phosphorus (P4) purchased from third parties. ICL also purchases phosphoric acid from third parties.

Demand for ICL Advanced Additives products is affected by the global economic situation, competition in the target markets, and price fluctuations in the fertilizer markets, which affect the price of the main raw materials of this business line.

Over the last three years, ICL Advanced Additives business line expanded its operations by means of acquisition of the following activities and companies:

In April 2014, ICL acquired Auxquimia S.A., a Spanish company that produces firefighting foams and fire extinguishment additives. Auxquimia serves markets from its production facility in Asturias, Spain. The acquisition marks ICL’s entry into the Class B foam business. Auxquimia’s Class B foam products, incorporating the latest surfactant technology, are used to fight flammable liquid fires, such as refinery or jet fuel fires, and they are among the world’s safest, most effective and environmentally friendly firefighting products. These products complement ICL’s Class A foam products which are used to fight structural fires. The acquisition expands ICL Advanced Additives’ market presence in southern Europe and also provides new products to ICL’s North American portfolio. Sales growth is ahead of plan. Expected synergies related to the production of Class A foam for the European and Australian markets are proceeding better than expected by reducing costs associated with third-party production tolling. The qualification of Class B foam products in North America is on schedule.

During the fourth quarter of 2014, ICL completed acquisition of 100% of Fosbrasil (increase in the rate of holdings from 44.25% to 100%), the leading manufacturer in Latin America of purified phosphoric acid for the food and specialty fertilizer market, and a producer of phosphate-based downstream products and specialty fertilizers. The acquisition expanded ICL Advanced Additives’ global WPA portfolio into South America and has contributed to the operational efficiencies stemming from the overall integration. The profitability of the product portfolio has proven to be incremental to the base margin. Despite the difficult economic environment in Brazil and the competitive nature of imports into Brazil, WPA domestic sales experienced favorable growth.

In 2015, ICL completed establishment of the YPH joint venture, which is engaged in rock mine and phosphate operations. YPH JV operates an integrated phosphate platform across the entire value chain. The YPH JV contributed $48 million to the Advanced Additives business line’s sales in 2016.

Products

ICL Advanced Additives products are designed for a wide range of uses and industries. The main markets of this business line include metallurgy, paints and coatings, electronics, construction, oil additives and firefighting.

ICL Advanced Additives is comprised of sub-business lines: Industrial Specialties, Acids, Fire Safety, Oil Additives (P2S5), Elemental Phosphorus and Specialty Minerals.

ICL Advanced Additives supplies phosphate salts and phosphoric acid, which are used in the metal treatment, paints and coatings, and beverages industries, along with and a variety of other industries. The business line supplies P2S5, a key ingredient in lubricating oil additives and insecticides. In addition, ICL is one of the world’s leading manufacturers of phosphate-based fire retardant products, which are used primarily to fight forest fires via aerial application. Further, ICL Advanced Additives manufactures and supplies specialty minerals, such as, pure potash and minerals from the Dead Sea for de-icing, oil drilling, and the pharmaceutical industry. At other facilities the business line produces specialty magnesium and calcium products used in pharmaceuticals, specialty steel treatment, the paper industry, fuel and oil additives and a variety of other applications.

A minor portion of ICL Advanced Additives products are based on its intellectual property and have well-known brand names mainly in the markets of fire retardants and paint and coatings, for example, Phos Chek™. ICL’s ability to provide a high level of service and expand into new markets in the firefighting sector has enabled it to achieve a leadership position in the market.

Production

ICL Advanced Additives manufactures its products in its facilities in Germany, the United States, Israel, Brazil, France, Spain, China, and Mexico. In Mishor Rotem in Israel, this business line manufactures purified phosphoric acid by purifying fertilizer grade phosphoric acid produced by ICL Phosphate. In addition, the business line manufactures technical grade purified phosphoric acid in Kunming, China. ICL Advanced Additives also manufactures thermal phosphoric acid in the United States by utilizing elemental phosphorous and purchases purified phosphoric acid from third parties. ICL Advanced Additives in Brazil produces purified phosphoric acid from raw materials shipped from ICL Phosphate from its Israel production site as well as raw materials purchased from external parties.

ICL Advanced Additives’ principal manufacturing plants, distribution centers and marketing companies are set forth in the map below:

In 2016, ICL Advanced Additives produced approximately 207 thousand tonnes of purified phosphoric acid (as Phosphorus Pentoxide), 312 thousand tonnes of phosphate salts, and 65 thousand tonnes of other phosphate based products (P2S5 and Fire Safety). In addition, approximately 38 thousand tonnes of magnesia products and 282 thousand tonnes of Dead Sea Salts were produced.

The maximum annual capacity of ICL Advanced Additives is approximately 346 thousand tonnes of purified phosphoric acid (as Phosphorus Pentoxide), 385 thousand tonnes of phosphate salts, 154 thousand tonnes of other phosphate based products (P2S5 and Fire Safety), 60 thousand tonnes of magnesia, and 480 thousand tonnes of Dead Sea Salts at the Advanced Additives business line. The capacity of Magnesium and Calcium specialties is approximately 12 thousand tonnes.

Competition

ICL Advanced Additives has a leading position in the field of purified phosphoric acid and its downstream products. The competitors of ICL Advanced Additives are large and mid-size international chemical companies, which have manufacturing and marketing presences in various countries, as well as local companies serving local markets. In every field, many companies compete with ICL Advanced Additives by offering similar products or substitutes.

The competitiveness of ICL Advanced Additives centers on product features, price, quality, service and the ability to address the customers’ needs.

•	The primary competitors of ICL Advanced Additives are Chemische Fabrik Budenheim KG, Innophos Inc., Prayon S.A, PotashCorp, Haifa Chemicals Ltd., various Chinese producers, ChemTrade Logistics Company in North America, and Italmatch Chemicals in Europe.

Raw Materials and Suppliers

The primary raw material for manufacture of phosphate salts is purified phosphoric acid, which is produced by purifying fertilizer grade phosphoric acid as well as via a thermal process from elemental phosphorus (P4). ICL Advanced Additives obtains fertilizer grade phosphoric acid from ICL Phosphate and also purchases P4 and purified phosphoric acid from external manufacturers.

ICL Advanced Additives has a long-term supply contract with a supplier of phosphoric acid that guarantees regular supply of this raw material until 2018. In addition, there is a long-term supply agreement for P4 with another supplier.

Besides purified phosphoric acid, ICL Advanced Additives uses several dozen other raw materials, which it purchases from many suppliers. Of these, the raw material with the greatest total cost is caustic soda.

ICL Advanced Additives maintains raw-material inventories in quantities that take into account the expected level of production based on consumption characteristics, supply times, distance from suppliers, and other logistical considerations.

Sales, Marketing and Distribution

ICL Advanced Additives sells its products mainly to industrial and commercial customers in Europe, North America, South America and Asia. The marketing network of ICL Advanced Additives is based primarily on an extensive internal marketing and sales organization and, to a lesser extent, on external distributors and selling agents. ICL Advanced Additives is not dependent on external marketing agents.

Most of ICL Advanced Additives sales are made under agreements with terms of one or two years, or through “spot” orders placed close to the date of supply. In addition, ICL Advanced Additives has framework agreements with specific customers, through which the customer may purchase up to previously agreed maximum quantities of products during the term, on the basis of which the customer issues purchase orders to ICL Advanced Additives from time to time.

Most sales of ICL Advanced Additives are not based on long-term orders or contracts. Consequently, the concept of a backlog is not of significance for ICL Advanced Additives.

ICL Advanced Additives strategy is to maintain adequate inventories to ensure orderly supply to customers in light of the customers’ distance from the manufacturing locations and their demand for inventory availability, and in conjunction with optimization of inventory’s storage costs. Therefore, portions of finished product inventories are held in storage facilities in the destination countries.

ICL Advanced Additives extends credit terms to its clients according to customary practices in their locations. The business line sales are generally covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

Seasonality

The target markets of most of ICL Advanced Additives products are not characterized by seasonality, except for fire safety products and mineral salts for de-icing.

While sales volume for fire safety products is higher in the spring and summer due to the many fires in North America during this hot and dry period, salts for de-icing are characterized by relatively higher sales in the first and fourth quarter. In general, the fourth quarter of the year is relatively weak due to the holiday season and customers’ destocking towards the end of the year.

Food Specialties business line

ICL Food Specialties is a leader in developing and producing functional food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, fish, dairy, beverage and baked goods markets. In addition, the business line produces milk and whey proteins for the food ingredients industry and provides blended, integrated solutions based on dairy proteins and phosphate additives. The business line operates primary production locations in Germany and Austria, which mainly process phosphates, milk and spices, and runs several local blending facilities in Germany, the UK, the United States, Brazil, China and Australia, enabling the production of "customer specific" solutions that meet the requirements of the local market.

In 2016, the total sales of ICL Food Specialties were $659 million and accounted for 21% of the Specialty Solutions segment’s sales.

ICL Food Specialties sales in 2016 increased by $46 million, or an increase of 8% compared to 2015. The increase stemmed mainly from successful utilization of the increased production capacity in the business line’s primary production plant in Austria. Sales of new products and tailor-made customer solutions contributed strongly to the business line’s net sales growth. Another major business driver was the geographical expansion of selling activities into new regions (e.g. India & Africa).

The impacts referred to above were partly offset by a reduction in Base Business (single ingredient phosphate additives) volumes to Russia due to a change of the Company’s distribution partner, and in North America, where the business line faced increased competition. Furthermore, net sales were negatively impacted by the strong upward revaluation of the US dollar versus other currencies (e.g., the euro, British pound, and Mexican peso). ICL Food Specialties business line is part of the strategy of manufacturing downstream products with higher added value based on phosphate rock and milk.

Approximately 67% of ICL Food Specialties’ business line’s external sales in 2016 were downstream products of phosphoric acid, compared to 73% in 2015. The decrease is driven by the increased portion of the backward integrated dairy protein business (general change in the product mix) and by the unfavorable impacts described above. Downstream phosphates are produced in part using phosphate rock that is mined by our upstream segment and phosphoric acid manufactured from that phosphate rock, or phosphoric acid which is purchased from third parties.

Demand for most of the products of ICL Food Specialties is affected by the global economic situation and competition in our target markets.

Overall sales volume grew mainly as a result of further investments in the production capacity of the dairy protein sub-business line acquired in 2015. Food Specialties markets continue to be receptive to innovative product concepts which offer improved health and convenience characteristics while maintaining favorable texture and stability features. The continued financial crisis in Russia and the weak ruble is negatively impacting demand in that market.

Over the last three years, ICL Food Specialties expanded its operations by means of acquisition of the following activities and companies:

In 2014, acquisition was completed of the Hagesud Group, a German producer of premium spice blends and food additives for meat processing. This transaction included acquisition of all the operating assets of the Germany based Hemmingen company, including Hagesud’s production sites, existing businesses, state of the art production technology and warehouse facilities located in Hemmingen, Dortmund and Ottensoos, Germany, with approximately 200 employees. The acquisition was integrated with our legacy spice business.

In 2015, the Company completed acquisition of Prolactal GmbH and its subsidiary, Rovita, GmbH (collectively “Prolactal”). Prolactal, the plants of which are based in Hartberg, Austria and in Engelsberg, Germany, is a leading European producer of dairy proteins and other ingredients for the food and beverage industries. Prolactal has approximately 200 employees. The acquisition complements the long-term strategy of ICL Food Specialties by contributing whey protein products to the portfolio. Sales grew by 41% over 2015 and profitability by 44% as a result of an improved product mix and operational efficiencies.

In 2015, ICL completed the formation of the YPH joint venture (China’s phosphate producer). The previously existing YBKGT Food business was integrated into the new YPH JV. The YPH JV contributed $9 million to the ICL Food Specialties’ business line’s sales in 2016.

Products

ICL Food Specialties’ products are designed for a wide range of uses in the food industry. The main markets of ICL Food Specialties include food ingredients and phosphate additives which provide texture and stability solutions for the processed meat, fish, dairy and baked goods food markets. In addition, the business line produces milk proteins and whey proteins for the food ingredients industry. The Company also produces solutions based on a combination of proteins and phosphate additives. ICL Food Specialties is part of the strategy of manufacturing downstream products with higher added value based on phosphate rock and milk.

ICL Food Specialties is comprised of sub-business lines: Food Phosphates and Multi-Ingredient Blends, Dairy Proteins and Spices.

ICL Food Specialties uses much of the phosphate salts (produced by ICL Advanced Additives) as a raw material for manufacture of food additives in many countries in the world.

A significant portion of ICL Food Specialties’ products are based on its intellectual property and have well-known brand names in their relevant markets, including FIBRISOL®, BRIFISOL®, JOHA®, TARI®, NUTRIFOS®, BENEPHOS®, BEKAPLUS®, ROVITARIS®, LEVONA® and LEVN-LITE®.

ICL Food Specialties’ highly sophisticated technology platform for the development of food texture and stability solutions has allowed it to develop expertise in phosphate-based food additives and significant know-how in protein management.

Production

ICL Food Specialties operates primary production locations in Germany and Austria which mostly process phosphates, milk and spices. ICL Food Specialties runs several local blending facilities in Germany, UK, the United States, Brazil, China and Australia, which enable it to produce customer-specific solutions meeting the requirements of the local market.

ICL Food Specialties’ principal manufacturing plants, blending units, distribution centers and marketing companies are set forth in the map below:

In 2016, ICL Food Specialties produced 88 thousand tonnes of food additive blends as well as 43 thousand tonnes of milk derivatives. In addition, ICL Food Specialties utilizes the primary production plant ICL Advanced Additives to the extent of 111 thousand tonnes of phosphate salts sold directly to the market. The maximum annual production capacity of ICL Food Specialties gives it the ability to increase, or even double, some of the production.

Production and capacity of food additives and milk derivatives increased from the prior year due to completion of investments in new plants and equipment in Prolactal and Rovita.

Competition

ICL Food Specialties has a leading position in the field of food grade phosphates, as well as in the dairy proteins area. ICL Food Specialties competitors are large and mid-size international companies serving the food industry, which have manufacturing and marketing presences in various countries, as well as local companies that reap the benefits of being local manufacturers in a regional market.

The competitiveness of ICL Food Specialties centers on product features, price, quality, service and the ability to address customers’ needs.

The primary competitors in our phosphate-based sub-business line are Chemische Fabrik Budenheim KG, Innophos Inc., Prayon, Adithya Birla, Haifa Chemicals Ltd., FOSFA and various Chinese producers.

Significant competitors exist in the dairy protein sub-business line including Bayrische Milchindustrie, Arla, Fonterra, Milei, Lactoprot and Sachsenmilch. Competitiveness is primarily determined by access to raw materials, supply chains and technologic know-how.

Raw Materials and Suppliers

The main raw material for manufacture of phosphate-based food additives is purified phosphoric acid. ICL Food Specialties acquires phosphate salts internally from ICL Advanced Additives, which purifies fertilizer grade phosphoric acid obtained from ICL Phosphate and also purchases purified phosphoric acid from external manufacturers.

ICL Food Specialties in the US has a long-term supply contract with a supplier of purified phosphoric acid that guarantees regular supply of this raw material.

For the ICL Food Specialties’ dairy protein sub-business line, securing organic quality raw materials (whole milk, skimmed milk and whey) is a key element of the operations. In order to secure the supply, there are long term agreements in place with all major suppliers, which are valid for the next 1–3 years.

In addition to phosphate salts and milk/whey, ICL Food Specialties uses hundreds of other raw materials, which it purchases from many suppliers.

ICL Food Specialties maintains raw material inventories in quantities that take into account the expected level of production based on consumption characteristics, supply times, distance from suppliers, and other logistical considerations.

Sales, Marketing and Distribution

ICL Food Specialties sells its products mainly to customers in Europe, North America, South America and Asia. The marketing network is based primarily on an extensive internal marketing organization and, to a lesser extent, on external distributors and selling agents.

For purposes of marketing and selling many of its products effectively, ICL Food Specialties’ marketing personnel work closely with customers in order to tailor the products to the customers’ needs. ICL Food Specialties is not dependent on external marketing agents.

Most sales of ICL Food Specialties do not take place according to long-term orders or contracts, but are regularly ordered close to the time of supply. Consequently, the concept of an orders’ backlog is not relevant to ICL Food Specialties. In addition, ICL Food Specialties has framework agreements with specific customers, through which the customer may purchase up to previously agreed maximum quantities of products during the term.

ICL Food Specialties’ strategy is to maintain adequate inventories to ensure orderly supply to customers in light of their distance from the manufacturing locations and their demand for inventory availability, and also to optimize inventory storage costs. Therefore, portions of the finished product inventories are held in storage facilities in the destination countries.

ICL Food Specialties grants credit terms to its customers according to customary practices in their locations. The majority of ICL Food Specialties’ sales are covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

Seasonality

The target markets of most of ICL Food Specialties products are not characterized by significant seasonality.

Industrial Products business line

ICL Industrial Products produces bromine out of a solution that is created as a by-product of the potash production process in Sodom, Israel, as well as bromine-based compounds. ICL Industrial Products uses most of the bromine it produces for self-production of bromine compounds at production sites in Israel, the Netherlands and China. In addition, ICL Industrial Products is engaged in the production and marketing of phosphorous flame retardants and additional phosphorus based-products.

In 2016, the total sales of ICL Industrial Products were $953 million and represented 30% of the Specialty Solutions segment’s sales. The sales of the ICL Industrial Products business line increased by 9% compared to 2015. For additional information see “Item 5.A - Operating Results”.

Bromine is a member of the halogen family that is known for its diverse uses in many industries. Based on a study conducted in 2014 at Vanderbilt University among 92 naturally occurring chemical elements, bromine falls within a class of 28 chemical elements that are essential for human life. Bromine is used in the production of a range of bromine compounds. Bromine is found naturally in seawater, underground brine deposits and the Dead Sea. The concentration of bromine varies depending upon its source. The method for extracting bromine depends on the nature of its source and its concentration. The lower the concentration of bromine in the brines, the more difficult and expensive it is to extract.

The Dead Sea is the world’s major source of bromine and the concentration of salts in the Dead Sea is significantly higher than the concentration in ordinary seawater. Although there are other sources of bromine around the world, about half of the global supply comes from the Dead Sea.

The operations of ICL Industrial Products are largely affected by the level of activity in the electronics, construction, automotive, oil drilling, furniture, pharmaceutical, agro, textile and water treatment markets. In 2016, 41% of worldwide use of bromine was for flame retardants, 30% was for intermediates and industrial uses, 16% was for clear brine solutions, 7% was for water treatment, and 6% was for other uses.

Products

ICL Industrial Products focuses on two main sub-business lines:

Flame retardants – bromine-, phosphorus- and magnesia-based products are used in electronics, building and construction, automotive, mass transportation, textile and furnishing applications throughout the world. Flame retardants are added to plastics, textiles and other combustible material to inhibit, suppress, or delay fire or flames and to prevent the spread of fire.

Industrial solutions – this activity area manufactures and supplies elemental bromine products for a range of uses in the chemical industry, as well as the bromine and phosphorous compounds used in a number of industries worldwide, such as: rubber, pharmaceuticals, agro, polyester fibers (in production of plastic fabrics and bottles) and clear brine solutions used for balancing pressure in the oil and gas drilling industry. In addition, this area includes bromine-based biocides used for treating industrial water.

The following table sets forth the principal products of ICL Industrial Products, as well as their primary applications and primary end-markets:

Product	Primary Application	Primary End-Markets
Bromine, Phosphorus and Magnesia -Based Flame Retardants	Additives used in plastic production	Electronics, automotive, mass transportation, building and construction, furniture and textiles
Elemental Bromine	Chemical reagent and rubber component	Tire manufacturing, pharmaceuticals and agro
Phosphorus-Based Industrial Compounds	Fire resistant fluids in turbine & power generation hydraulics and phosphorous-based inorganic intermediates	Power plants and agro
Organic Bromine Compounds	Insecticides, solvents for chemical synthesis and chemical intermediates	Pharmaceuticals and agro
Clear Brines	Oil and gas drillings	Oil and gas
Merquel	Mercury emission control	Emission control in coal-fired power plants
Bromine-Based Biocides	Water treatment and disinfection	Swimming pools, spa facilities, cooling towers, paper plants and oil and gas drillings.

Flame retardants: The trend of pressure exerted by “green” organizations in the area of environmental protection to reduce the use of bromine-based flame retardants is continuing. On the other hand, the development and commercialization of new sustainable polymeric and reactive bromine-based flame retardants along with regulation in additional countries are serving to increase the use of these products. The worldwide economic slowdown, in general, and in China, in particular, over the past several years has triggered a slowdown in the demand for products in the electronics and construction industries. During 2015 and into 2016, there was stabilization in the demand for products used in printed circuit boards and other electronic applications. In addition, an increase in demand for electronic applications in automotive application is creating an improvement in demand and price increases were recorded. Prices of bromine compounds were also supported by an increase in elemental bromine prices in China.

Phosphorous-based flame retardants were adversely impacted by the weakening of the euro against the dollar as well as by tougher competition from the Chinese manufacturers. However, as of the fourth quarter of 2016, this trend was offset due to an increase in raw-material prices in China and repeated supply interruptions that some Chinese producers encountered due to stricter environmental regulations.

Elemental bromine: In 2016, there was a moderate increase in elemental bromine prices in the United States, Europe and India. In China, prices increased significantly, continuing the trend of the second half of 2015.

Clear brine solutions: Following the continued low level of oil prices in 2016, the demand in the market for clear brine solutions for oil and gas drilling was relatively low compared to previous years.

Biocides: The low oil and gas prices in 2016 impacted the demand for biocides used for gas drilling. However, a new regulation in Europe (in-force since September 2015) allowing only registered producers of biocides to supply the market, the demand for the Company’s products increased.

Inorganic bromides: As of April 2016, the new regulations for Mercury emission control in the US are fully effective, meaning that all coal power plants are required to comply with the rules. This continued the trend of increasing demand in the market for inorganic bromides for neutralizing mercury (Merquel® products).

In addition, there was a moderate increase in demand for additional bromine-based products as a result of improving demand in the agrochemicals markets.

Phosphorous-based industrial compounds: Overall stable demand following GDP growth. In developing countries, the growth is higher than the GDP due to the increase in electricity generation.

Organic bromine compounds: Overall stable demand following GDP growth and the agrochemical demand.

ICL Industrial Products also develops innovative products and new applications for existing products. The new products introduced in recent years include, among others, Merquel® (inorganic bromides for neutralization of mercury), FR122P flame retardant (a polymeric bromine-based flame retardant used in insulation material in the construction industry), TexFRon® (a polymeric flame retardant product for textiles), FR-1410 (a bromine-based flame retardant used in electronics & electricity, building & construction and other applications), Fyrol® HF-10 (a phosphorus-based flame retardant for polyurethane foam), energy storage (wide range of products to bromine-based flow batteries) and SaFRon® 6605 (a phosphorus- and bromine-based flame retardant for rigid polyurethane spray foam for insulation systems in the construction industry).

Merquel®: The UNEP Global Mercury Partnership is an entity dedicated to protecting human health and the environment from the impacts of mercury and to reducing its release on a global basis. The Partnership initiated the global Minamta treaty and is carrying on international negotiations for establishing a legally binding agreement regarding mercury emissions. In the U.S., a law was passed by the U.S. Environmental Protection Agency (“EPA”) requiring significant reduction of mercury emissions in the United States and since April 2016 all the utilities must comply with the new limits. Concurrently, the United States is continuing to incentivize reductions in mercury emissions by providing tax credits. The Merquel® product line, launched by ICL Industrial Products at the end of 2008, is based on inorganic bromides, which when integrated with certain technologies is designed to enable efficient neutralization of mercury to the limits determined by the authorities (a 90%

reduction in mercury emissions). The Industrial Products business line has invested in an extensive logistics system in the United States to allow continuous supply to the United States market and is making preparations to establish the production and logistics capacity required for stable supply to this market and to other countries that will adopt similar legislation.

FR-122P Flame Retardant: In January 2012, ICL Industrial Products signed a licensing agreement with Dow Global Technologies LLC, a subsidiary of the Dow Chemical Company, to use certain of its patents and know-how to produce an innovative polymeric bromine-based flame retardant for expanded (EPS) and extruded (XPS) polystyrene foams used as insulation materials in the construction industry. This next generation flame retardant, which is marketed by ICL Industrial Products under the brand name FR-122P, constitutes a sustainable alternative for customers transitioning from the flame retardant HBCD (hexabromocyclododecane) that has been prohibited for use in the European Union since August 2015, except for authorized uses. In November 2015, a decision was made by the European authorities regarding authorization of the continued use of HBCD in the European Union, until August 2017, exclusively for EPS applications in insulation for buildings constructed by companies that filed a request for the continued use. In the meantime, in October 2016, most of the EPS producers that filed a continued use request decided to withdraw it due to the broad availability of the polymeric flame retardant.

ICL Industrial Products commercially produces FR-122P at its plants in Israel and the Netherlands with a combined annual capacity of 12,500 metric tons. In February 2016, ICL Industrial Products and Albemarle Corporation signed a long-term agreement for the supply of polymeric flame retardants to Albemarle from ICL’s plants in Israel and the Netherlands.

TexFRon®: In 2015, ICL began to sell TexFRon® 4002, a polymeric flame retardant product for textiles developed as part of the R&D activities of ICL Industrial Products. TexFRon® 4002, which is designed to provide high-level fire retardant solutions for textile and adhesive products, is an effective substitute for DECA (which will be prohibited for use in Europe as of March 2019) and offers enhanced stability compared to other existing products. During 2015, a decision was made by Company management to discontinue the activities in the DECA facility. In December 2014, the TexFRon® 4002 polymeric product was recognized by Oekotex, a European standard for textile products. This product is the first bromine-based flame retardant that has received such recognition.

Energy storage: Bromine-based flow batteries are highly effective for storing large amounts of energy and offer important advantages compared to alternatives – they can be produced at lower cost, last longer and have greater capacity. ICL’s energy storage products were developed in order to address the developing needs deriving from the increased use of renewable energy. ICL provides a high-purity, tailor-made electrolyte solution together with a recycling process to assure that this technology is fully sustainable (in its post-use phase as well). ICL supports technology developers with its world class experts and advanced laboratories, and its bromine-based energy storage technology provides environmental and social benefits.

FR-1410: In the past few years, ICL has begun selling FR-1410, which is a bromine-based flame retardant. This flame retardant is primarily used in the electronics, construction and home appliance markets.

New Products for Polyurethane. The new products of ICL Industrial products for polyurethane include the following:

•	Fyrol® HF-9, a phosphorus-based flame retardant for the furniture industry, which was developed and commercialized in response to California’s addition of TDCP, to the Proposition 65 list of substances designated by the State of California as known carcinogens. Fyrol® HF-9 represents improved resistance of flexible polyurethane foam to open flames compared to the technology currently used in the upholstered furniture industry. Additionally, Fyrol® HF-9 performs well in flexible polyurethane foam upholstered furniture applications from a cost performance and foam discoloration perspective.

•	Fyrol® HF-10, which was recently developed and commercialized, represents an even greater step forward in terms of volatile organic compounds for flexible polyurethane foam for automotive applications. The product was developed specifically to support the global automotive industry’s gradual shift away from TDCP.

•	SaFRon 6605 is a product containing phosphorus and bromine product particularly appropriate for flame retarding rigid polyurethane spray foam insulation systems aimed at meeting flammability standards and building codes that promote the safe use of foam in insulation systems.

Production

ICL Industrial Products’ major manufacturing facilities are located in Israel (production of bromine and bromine compounds), the Netherlands (bromine compounds), Germany (phosphorus compounds), the United States (phosphorus compounds) and China (bromine compounds).

ICL Industrial Products’ principal manufacturing plants and marketing companies are set forth in the map below:

In 2016, ICL produced 162 thousand tons of bromine, 216 thousand tons of bromine compounds, and 85 thousand tons of phosphorus compounds. The maximum annual capacity is approximately 280 thousand tons of elemental bromine, 430 thousand tons of bromine compounds and 140 thousand tons of phosphorous compounds.

Competition

ICL Industrial Products is the world's largest manufacturer of elemental bromine. Based on internal estimates, ICL and its two main competitors, Albemarle and Chemtura, accounted for approximately 75% of the worldwide consumption of bromine in 2016. Chinese production accounts for most of the remainder of the global consumption from various different sources, including, from brine produced from wells, sea water and desalinization plants. Chemtura and Albemarle produce bromine primarily from underground brine sources in the United States. Albemarle also has a joint venture with a Jordanian company for production of bromine and bromine compounds, which began its operations in November 2002 and is located on the Jordanian side of the Dead Sea with access to the same source of raw materials that we have. In the beginning of 2013, Albemarle doubled the production capacity of the bromine produced by the JV, and expanded its production capacity of the bromine compounds it produces on the Jordanian site. Chemtura purchases bromine and some other bromine compounds from ICL Industrial Products under long-term contracts.

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

The Dead Sea operations offer the world’s highest bromine concentration. As a result, ICL Industrial Products’ relatively low production cost of elemental bromine gives it a competitive advantage. An additional competitive advantage derives from ICL’s isotanks fleet, which is the largest in the world. In addition, ICL Industrial Products has a widespread worldwide marketing network and a range of high-quality products, combined with a technical support system that works closely with customers, providing a good competitive position in its target markets. In China, for example, ICL Industrial Products’ network includes three production facilities, a sales network and technical support. In the Netherlands, ICL Industrial Products has a bromine compound production facility, which gives it a competitive advantage in Europe. The phosphorous-based flame retardant and functional fluids production plants in the United States and Europe are situated in close proximity to ICL Industrial Products’ principal customers.

In the phosphorous-based flame retardants market, competition is mainly from Chinese manufacturers operating in the local market and in markets outside China, mainly Europe and the United States. The Chinese manufacturers have access to a source of high-quality, low-cost phosphorus, which improves their capacity to compete in this market.

There are many competitors in the biocides market for water treatment. The major barrier to entry into the market is related to the process of obtaining approval from the regulatory authorities to supply the biocide. During 2015, a new regulation (BPR Art. 95) entered into effect in Europe permitting only holders of the biocide approvals to sell. This acted to remove Chinese producers from supplying directly to the market. ICL is a registered and approved biocides producer.

Raw Materials and Suppliers

The principal raw ma terials used by ICL Industrial Products for manufacture of the end products are bromine, chlorine and phosphorus. The Company produces a significant portion of its raw materials through the Dead Sea minerals extraction operations. See “Item 4. Information on the Company—D. Property, Plants and Equipment—Mineral Extraction and Mining Operations” for further information on the extraction operations.

The bromine is produced from the end brines (salt solutions) that are a by-product from the process of production of potash from carnallite. The brine is pumped into ICL Industrial Products’ plant in Sodom, where bromine is produced in an oxidation process using chlorine.

Chlorine is produced by electrolysis of sodium chloride and as a by-product of metal magnesium production process of Dead Sea Magnesium Ltd. (“Dead Sea Magnesium”). The electrolysis facility and the magnesium plant are located next to the bromine facility in Sodom. The sodium chloride used in the electrolysis process is a by-product of the potash production in Sodom.

ICL Industrial Products’ uses elemental bromine to manufacture bromine compounds at its facilities in Israel, the Netherlands, and China. The rest of the bromine is sold to third parties. Most bromine compounds are manufactured by a chemical process involving bromine together with a range of other raw materials, of which the largest are Bisphenol A, which is used to manufacture the bromine-based flame retardant TBBA, and phosphorus, which is used to manufacture phosphorus-based flame retardants. Furthermore, ICL Industrial Products purchases many other raw materials that are required for production of the various products.

The following is a graphic representation of the production process.

Elemental phosphorus (P4) is produced in a roasting process from ores originating in Central Asia (Kazakhstan), the United States and China. ICL Industrial Products uses elemental phosphorus to produce phosphorus compounds at its factories. The basic phosphorus compound, POCl3, is manufactured in a chemical process that combines phosphorus, chlorine and oxygen. The reaction of this compound with a variety of other raw materials (such as propylene oxide) creates the commercial phosphorus compounds.

Following is a graphic representation of the production process.

ICL Industrial Products maintains raw-material inventories in quantities that take into account the projected level of production based on consumption, supply dates, distance from the supplier, and other operational and logistical considerations.

Sales, Marketing and Distribution

ICL Industrial Products’ principal markets are the United States, western Europe, China, Japan, and Taiwan. ICL Industrial Products sells its products primarily through a network of marketing companies, agents and distributors throughout the world. Commissions are paid to agents as is customary in the sector. Most of the sales of ICL Industrial Products are not executed under long-term contracts or orders, but rather via current orders close to the date of supply. Consequently, the concept of a backlog has no significance for ICL Industrial Products.

In addition, ICL Industrial Products has framework agreements with specific customers, under which the customer may purchase up to previously-agreed maximum quantities of a product during the term, on the basis of which the customer issues purchase orders to ICL Industrial Products from time to time. In some of the agreements, sales prices have been fixed, at times subject to an update mechanism. The price determination mechanism has no significant adverse effect on the Company’s results.

ICL Industrial Products’ policy is to maintain adequate inventory, which varies from product to product, in order to ensure orderly supply to customers in light of the customers’ distance from production centers and their demand for inventory availability, while optimizing the inventory storage costs. Therefore, portions of finished product inventories are held in storage facilities in the destination countries.

ICL Industrial Products extends credit terms to its customers according to the customary practices in their locations. ICL Industrial Products’ sales are generally covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

Seasonality

ICL Industrial Products’ operations are not characterized by regular seasonal fluctuations. However, amounts sold of some of its products fluctuate between the various seasons. Agricultural products are characterized by relatively high sales in the second and third quarters. Biocides for swimming pools are characterized by relatively lower sales in the fourth quarter. The aggregate impact of these diverse seasonal differences on ICL Industrial Products is not significant.

Natural Resources Tax

On November 30, 2015, the Knesset passed the Law for Taxation of Profits from Natural Resources, which entered into effect on January 1, 2016. For additional information, see Note 17 to our audited financial statements.

Other Activities

15% of YTH shares – Following the approval from the China Securities Regulatory Commission, On January 2016, the Company completed its investment in 15% of the issued and outstanding share capital on a fully diluted basis of YTH against payment of about US$250 million. The shares are subject to a three-year lock up period as required under the PRC law. This investment is classified as an “available for sale financial asset” in ICL’s financial statement.

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

In 2016, 2015 and 2014, IDE (100%) had sales of $173 million, $173 million and $278 million, respectively, operating income of $1 million, $7 million and $39 million, respectively, and net income attributable to the Company’s shareholders of $10 million, $3 million and $31 million, respectively.

Novetide – ICL holds 50% of Novetide, which is a global leader that is engaged in research and development, production and marketing of complex generic and innovative peptides for the pharmaceutical industry. Novetide’s key competitive advantages are its 100% peptide focus, the ability to handle projects of any size and complexity, extensive IP experience and end-to-end project management capabilities.

In 2016, 2015 and 2014, Novetide (100%) had sales of $47 million, $47 million and $37 million, respectively, operating income of $27 million, $27 million and $19 million, respectively, and net income attributable to the Company’s shareholders of $23 million, $23 million and $16 million, respectively.

Clearon – In March 2016 we successfully completed the sale of Clearon (chlorine-based biocide activities in USA) in accordance with ICL strategy to focus on its core businesses.

Sustainable Development Policy and Donation

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

ICL has a policy of involvement and investment in the society and the community, which was formulated and approved by its Board of Directors in 2001 and was revised in 2014. Pursuant to this policy, the Company’s annual budget for community service is approved. Each investment or donation is executed in accordance with the policy and is reviewed by the relevant authorized parties according to the type and amount of the donation, including the Environment, Safety and Public Affairs Committee and the Board of Directors.

ICL focuses its cooperation with the community and its involvement on the communities in and outside of Israel from which its employees come and within which it operates. ICL's main activities are in communities in Israel's southern region, namely: Dimona, Yerucham, Beer Sheva, and the Bedouin settlements in the South. ICL focuses its activities on life sustenance areas (e.g., the society, economy and environment), education and excellence of students in the science area (with emphasis on chemistry), strengthening of the local communities through performance of various social projects for the benefit of the local residents and support of under-privileged populations and those having special needs.

ICL’s charitable contributions in 2016 totaled approximately $5 million. This amount does not include the numerous volunteer hours of the employees, partly at the employer’s expense.

Regulatory and Environmental, Health and Safety Matters

Some of ICL’s products are potentially harmful to the environment and the health and safety of the public as a result of the effluents, air emissions and waste that are generated during production of some the products. These substances can cause pollution that necessitates remediation, clean up or other responsive actions. In addition, some of ICL’s products may be hazardous to those who are exposed to them during their production, transportation, storage or use. Consequently, some of the operations and products are subject to environmental, health and safety regulation. There is also a risk of claims in respect of bodily injury or property damage.

The Company routinely invests in projects in the areas of environmental protection, health and safety, and also bears current costs in connection with these matters. In 2016, ICL spent approximately $76 million on environmental matters, of which approximately $12 million relating to investments in property, plant and equipment and approximately $64 million as a current expense. The Company estimates that in 2017, it will spend approximately $112 million on environmental protection matters, of which approximately $48 million on investments in property, plant and equipment while approximately $64 million will be a current expense. ICL is continuing its investments in the environment while making improvements and reducing our impact on the environment.

Industrial production, in general, and the chemicals industry, in particular, require taking special precautionary measures to maintain a safe and healthy work environment. Some of ICL’s products, raw materials and production processes represent a high risk to anyone who deviates from the required professional safety standards or from the mandatory means of safety.

To ensure the safety of workers and others in its plants, ICL seeks to comply with strict occupational safety and health standards prescribed by local and international laws and standards. ICL invests extensive resources in training and mentoring, as well as other safety measures, in order to continually improve occupational safety and health and prevent accidents. Since 2011, ICL has succeeded in reducing the total number of work accidents (Company employees only) by almost 50% to about 80 accidents annually. ICL is continuing to enhance its procedures and measures in an attempt to reach its goal to zero accidents.

Regulations addressing environmental and other issues, which have a significant impact on ICL’s activities:

Limits on the use of products

ICL’s product safety policy is to make an evaluation of its products and to manage the responsibility thereof over their entire lives. The Company makes an ongoing and consistent assessment of the risks of its new chemical products prior to entering them into the commercial stage. In addition, existing products undergo an evaluation process at every stage in their production process and supply chain. ICL allocates resources to research and gathering of sufficient information and data with respect to its products in order to create a full characterization of their safety features with reference to human health hazards and environmental threats.

Limits on Cadmium in Phosphate Fertilizers

Phosphate rock, which is mined by ICL Phosphate, contains cadmium in various concentrations. Cadmium is considered to have a harmful effect on the environment and on human beings. Most countries to which ICL Phosphate sells phosphate fertilizers do not presently restrict the quantities of cadmium in fertilizers. The European Union has been conducting a series of public hearings prior to enacting a law restricting the maximum concentration of cadmium permitted in phosphate fertilizers anywhere within the European Union. The law is expected to be published in 2018. The cadmium content in ICL’s phosphate fertilizer products does not presently exceed the permissible quantity compared with the restrictions of the first stage (60 mg for 1 kg P2O5). A number of European countries in Scandinavia (Finland, Denmark and Sweden) have already instituted local limitations with respect to the cadmium content in fertilizers; however, these restrictions are not binding on the entire European Union.

New European Fertilizers Law

The new future European Fertilizers Law will require the fertilizer producers to monitor additional contaminating elements in fertilizer products that were not subject to monitoring in the past, and for this purpose an examination is to be made of the existence of appropriate analytical methods and full compliance with their levels. In addition, pursuant to the new Law, the fertilizer producers will have to demonstrate the ability to track their products in order to ensure the quality thereof in the production and supply chain. As of the publication date, the effective date of the new law has not yet determined.

Limitations on the use of flame retardants and other products

Various countries are assessing possible limitations on the use of specific chemicals. Below are details regarding the main proceedings known to the Company as of the date of this Annual Report.

•	The flame retardant HBCD is on the list of materials requiring authorization in accordance with the REACH regulation, after it was defined as a "Substance of Very High Concern" in the European Union. A decision with respect to granting authorization was made and, accordingly, the continued use of HBCD in the European Union is permissible up to August 2017. The use is limited to polystyrene insulation panels of the EPS type and to companies that filed a request for the continued use. The companies that will continue using HBCD are bound by an environmental monitoring plan with respect to HBCD and are required to file a quarterly report regarding the quantities of the polymer substitute (FR-122P) available in the market and with reference to the progress of transition to use of this alternative flame retardant. The other uses of HBCD have been prohibited in Europe since August 2015 (including XPS-type polystyrene panels).

In addition, HBCD was listed in 2013 by the United Nations Convention (UNEP Stockholm Convention) as a Persistent Organic Pollutant ("POP"). In light of the fact that there was no HBCD substitute available in commercial quantities that would fulfill the global requirements, the listing included a time limited exemption for use in polystyrene insulation panels in buildings for an additional period of up to five years from the date the request is made. This approval will apply only to countries that are members of the

Convention that requested the additional period. Implementation of the listing started in October 2014. In Japan and Norway, there has been a prohibition against the use of HBCD since November 2014. In light of the decision made in the EU regarding authorization of HBCD, the EU has requested an exemption until August 2017. Other countries that have submitted a request for a temporary exemption from the prohibition against the use of HBCD include South Korea (up to 2020), Brazil, Saudi Arabia, Turkey and Switzerland (up to March 2016), China (up to 2021), Canada (up to the end of 2016) and the Czech Republic. In the United States, which is not a party to the Convention, there is no prohibition against use. However, HBCD has been included in the first list of 10 priority chemicals to be evaluated in the next 3 years for risk assessment by the EPA under the updated Lautenberg Chemical Safety Act. During 2016, ICL stopped the production of HBCD.

•	In Europe, an evaluation process is underway with respect to the Tetrabromobisophenol A (TBBPA) flame retardant, as part of the Chemicals Regulation in Europe (REACH). The results of this evaluation are presently being discussed and the final decision will be published in early 2017. The industry has been requested to supply more studies, a process which will take a few more years. In the United States, an evaluation process of TBBPA has been started by the authorities (EPA) but due to the updated Chemicals Law in the USA it is not clear if this process will proceed. In October 2015, it was published in the US Code of Federal Regulations (CFR) that TBBPA is one of the possible candidates for evaluation, which examines inclusion of the material in the Report of Carcinogens (ROC). In February 2016, the International Agency for Research and Cancer (IARC) classified TBBPA as “probably carcinogenic to humans”. At this stage, ICL Industrial products is unable to estimate the impact of such classification.

•	The bromine-based flame retardant DECA is banned for use in electrical and electronic applications in the European Union. In addition, due to the definition of DECA as a “Substance of Very High Concern”, the ECHA is leading a restriction process to prohibit most uses of DECA in the European Union by early 2019. The publication of the decision was made in February 2017 indicating March 2019 as the implementation date for the restriction. In 2013, DECA was proposed as a candidate for deliberations at the Stockholm Convention of the United Nations as a substance having POP characteristics. The deliberations commenced in October 2013 and the decision-making process is expected to be completed in 2017. Imposition of the prohibition against use is expected to enter into effect at the end of 2018. In North America, the three largest manufacturers of bromine-based flame retardants (Albemarle, Chemtura and ICL Industrial Products) gradually phased out their distribution of DECA as of 2013. Furthermore, in 2012, ICL Industrial products commenced selling TexFRon, a substitute for DECA in the textile industry. In October 2016, the authorities in the USA (EPA) published a list of five substances, including DECA and another product of ICL Industrial products (phosphorus based), which will undergo an accelerated process due to their definition as PBT (Persistent, Bioaccumulative and Toxic). In 2016 ICL Industrial products discontinued the DECA production activities.

•	Propyl bromide, which is produced by ICL Industrial Products, was defined as a Substance of Very High Concern in the European Union in December 2012. Nonetheless, propyl bromide’s use as an intermediate will not be affected (since it is not part of this REACH process). On July 1, 2015, the European Chemicals Agency (ECHA) published a recommendation to include propyl bromide in Annex 14 (XIV) under REACH. The proposal was discussed in December 2016 and a final decision is expected to be published in 2017. If the product is included in Annex 14, an authorization process will be initiated for approval of its use in degreasing applications. The authorization may be requested for up to 12 years and the product may be used during this time until appropriate alternatives are found. This process does not have a significant impact on ICL Industrial products. Propyl bromide will also be evaluated by the US authorities (EPA) as it is one of the first 10 substances to be evaluated under the Lautenberg Chemical Safety Act.

•	TXP (Tri Xylyl Phosphate), a product used as a softening substance in the plastics industry and as a functional fluid, has also been defined as a “Substance of Very High Concern” as part of the Chemicals Regulations in the EU (REACH) – however authorization has been granted for 10 years for certain uses until a suitable alternative is found. ICL Industrial products is in the process of introducing a substitute for this product. That stated above does not have a significant impact on ICL Industrial products.

•	The TDCP flame retardant was prohibited for use in furniture and children's products in a number of states in the United States. In California, the substance is included in the list of materials requiring a warning notice (Proposition 65). In 2013, the Company discontinued sale of the product for use in furniture.

Additional specific products of ICL Industrial products are in the process of evaluation under the Chemical Regulation in the EU (REACH), in the USA and in Canada. As of the date of this report, there are requests to perform more studies with some products, a process that will take a few years until the evaluation is completed. Also, in some countries a process of re-registration of existing chemicals has been initiated (e.g. South Korea, Taiwan, Philippines and Turkey) but as at the date of the report, there was no request for specific products other than from South Korea. ICL Industrial products is registering in these countries all the products that are relevant for its business.

Product Regulation and Registration

Water Treatment (Biocides)

In a number of countries, a biocidal substance and any product containing it must be registered prior to import or sale in those countries. Sale is limited to those commercial uses for which registration has been granted in a given country. The registration is generally for a limited time and needs to be renewed in order to continue selling. As of 2013, the Biocides Products Regulation (BPR in the European Union) came into effect, gradually replacing the Biocides Products Directive (PBD). The Biocides Directive implemented a process of re-registration of all existing biocides in the EU market. ICL Industrial Products submitted requests to renew registrations for existing biocides for various uses, according to the timetable set in the Regulation. Under the Directive, during the course of the registration process, it is permitted to continue selling the products for the uses sold to date, on the condition that a registration request has been submitted for that use and for the active substance in the product. The new Biocides Regulation continues the Biocides Directive with respect to completion of the registration process of the substances, however, responsibility was transferred to the European Chemicals Agency (ECHA). In addition, the Biocide Regulation introduced changes regarding the continued authorization of products containing approved active biocides in the various countries, along with additional other changes. Enforcement of the Regulation is being executed gradually, and during 2015 a new regulation entered into effect in the EU allowing sales only to registration holders. All of ICL Industrial Products’ biocide registration requests are currently in the stage of evaluation by the relevant Member State performing the review.

Chemicals

In certain countries or regions (such as, the European Union, the United States, Canada, Japan, South Korea and China), chemicals may be sold only after registration and approval by the authorities. Trade restrictions also apply to some of the products of ICL, depending on their uses, stemming from the requirements of international treaties or conventions. ICL Industrial Products registers its newly developed or currently sold products as required under local laws. ICL Industrial Products also monitors any changes made in the current regulations and/or new regulations and acts accordingly.

Registration of chemicals in Europe (REACH)

A regulation setting up a framework for registration, evaluation, authorization and restriction (REACH) of chemicals in the European Union became effective as of June 1, 2007. The regulation applies to both chemicals already on the market, as well as to new chemicals. The regulation is being implemented gradually, between 2008 and 2018, under the authority of the ECHA (European Chemicals Agency).

Pursuant to this legislation, manufacturers and importers of chemicals in the European Union are required to register each chemical above one ton per year. For each chemical a Lead Registrant is assigned, who produces a joint dossier with data on the chemical. All other registrants are co-registrants, who are required to produce a short dossier with company-specific information and share the cost of the joint dossier. The amount and content of the information submitted in the dossier depends on the volume of production and/or sales in the EU, and the nature of the product in terms of its effect on health and the environment. Some of the products will undergo a thorough chemical evaluation by the ECHA and by a Member State based on the information that has been submitted. As part of the process of the law, ECHA regularly publishes and updates a list of substances defined as “Substances of Very High Concern” (SVHC). The process defines, later on, substances which are candidates for authorization. Such authorization will only be granted on the basis of quantified evidence relating to management of the product with regard to health and environmental aspects, a lack of appropriate alternatives, and a socio-economic evaluation. An authorization will be granted to a substance defined as SVHC for a specific use(s) and for a limited period of time. It is expected that for such substances, alternatives will be developed and introduced to the EU market.

Apart from higher production and raw material costs following implementation of REACH, under the law our subsidiaries incur costs in the field of registration, control and implementation of product stewardship programs with customers. Another possible risk caused by the REACH legislation is removal of certain substances from the European Union markets or prohibition of certain uses of a substance in the EU. However, there will be opportunities to introduce newly developed substances as alternatives to substances in products that will be restricted or removed from use in the European Union markets.

All of ICL business lines are implementing REACH and are registering their chemicals as required by law. All of ICL business lines have submitted applications for registrations for all the chemicals relevant for their businesses in EU (production and sale) within the timetables set in the law (2010 and 2013). ICL has also volunteered to lead and prepare a large number of joint dossiers for the entire industry (as a Lead Registrant). All of ICL’s business lines are now preparing and have initiated the registrations of substances towards the final deadline under the regulation in 2018.

As at the date of this Annual Report, there are several substances which are under evaluation by the Authorities, some which are listed as SVHCs. For more details, please refer to our Industrial Products business line included in this report.

All the chemicals have been classified in line with the CLP regulation (classification, labeling and packaging of substances and mixtures), that entered into effect in the European Union in December 2010.

Food ingredients and pharmaceutical products do not fall under REACH and are registered under the food and pharma regulations.

Air Quality

Israel

The Israeli Clean Air Law – Air Emission Permit

On July 31, 2008, the Clean Air Law was enacted to regulate the treatment and control of air pollution in Israel. The law is effective as of 2011.

The Clean Air Law addresses, inter alia, fixed sources (including the Company’s plants) and is intended to serve as a platform for implementing the IPPC directive that was adopted by the European Union in 1996.

As of the date of this Annual Report, all ICL’s plants in Israel have received air emission permits. The air emission permits include provisions regarding application of the BAT, as well as provisions with respect to monitoring, control and reporting to the Ministry of Environmental Protection. The Company is taking steps to implement a plan to address the requirements of the air emission permits in coordination with the Ministry of Environmental Protection.

Examinations made by the Ministry of the Environment in ICL Magnesium’s factories indicated that there are alleged discrepancies between the values measured in a number of stacks compared with the requirements provided in the emission permit. The factory was summoned to a hearing in order to clarify the matter. As at the date of the report, it is not clear whether the findings relating to the factory are reliable and the matter is to be addressed with the Ministry’s personnel during the clarification. In addition, installation of certain devices, which under the terms of the emissions permit was supposed to have been completed prior to the date of this report, has not yet been completed.

Over the next few years, the Company will make significant capital investments in order to comply with the emission permits received.

Air Quality – Monitoring and Treatment

During the Company’s production processes, pollutants are emitted, which could be harmful to people or to the environment if they were to be emitted into the environment in concentrations or amounts exceeding the permitted levels. The materials emitted are mainly inorganic compounds and particles and a minority of volatile organic compounds. The Company regularly and continuously measures the emission of these pollutants in order to monitor and locate uncontrolled emissions, in accordance with the provisions of the law and the conditions set forth in the business licenses and Emissions Permit.

After a project was completed for installation of two large extraction and filtering systems to reduce the emission of particle materials in Zin’s factories, the Company moved into the second stage, for treatment of two additional sites, by means of installing an additional pumping and filtering system and through connection to the existing pumping and filtering system. In addition, there is a new absorption system in the fertilizers’ factory at Mishor Rotem in place of the system that was damaged in the fire that occurred in June 2015. The system’s operation began on March 2017.

In 2015, a project was successfully completed at the Fertilizers and Chemicals Ltd. (ICL Haifa) facility for reduction of ammonia emissions through installation of a demister in the stack of the nitrate ammonia manufacturing facility.

Furthermore, ICL’s Haifa factory in the northern Israel is presently undergoing conversion and connection to the natural gas distribution network in the North. This connection is contingent on, among other things, receipt of a building permit from the City of Kiryat Atta and compliance by the distribution contractor with the timetables.

In the area of the Sodom Industrial Zone, ICL Dead Sea operates three stations for emission monitoring into the atmosphere, pursuant to the Clean Air Law. The data, which is measured on a continuous basis, is automatically sent to the Internet site of the National Monitoring Center of the Ministry of Environmental Protection, which is accessible to the general public.

The production facilities of the Dead Sea Magnesium factory produce mainly inorganic emissions. The exhaust stacks are monitored in accordance with the directives in the emissions permits issued to the company.

The main production facilities of ICL Potash and Magnesium in Sodom have been fully converted to natural gas and are connected to the gas transport network.

ICL Industrial Products operates advanced monitoring and detection methods to identify malfunctions in its plants’ operation and emissions treatment systems, such that before a malfunction occurs the facility's manufacturing activities are halted, and thus steps are taken to minimize uncontrolled emissions according to the laws and the conditions set out in its business license, its poisons permit, and its emissions permit. In addition, integrated pollution prevention and control (IPPC) methodologies are also applied, which provide guidance for all of the techniques for preventing and monitoring emissions into the environment.

Set forth below is a list of the main actions taken by ICL Industrial Products in the area of air quality:

•	Investments were made in the production facilities in order to improve recycling and recovery of solvents and other organic materials emitted into the air via activated charcoal systems, in order to achieve reduction of the amount of these materials emitted into the air.

•	In addition, investments were made in catalytic oxidizing technologies that reduce volatile organic compound emissions and compliance with advanced values in accordance with the BAT.

•	Investments were made in the installation and upgrading of absorption systems in the inorganic systems.

•	Investments were made in the installation and upgrading of filters to prevent emissions of particles emissions from the solids handling systems.

•	Sealing of diffused emissions in the loading and unloading areas was made.

•	Ongoing work is executed for the LDAR program – control and treatment of fugitives emissions with the assistance of a European company.

•	Mishor Rotem factories, including ICL Rotem and Periclase, along with other factories, in accordance with the requirement of the Ministry of Environmental Protection and the Environmental Unit, are in the advanced stage of establishment of a regional air monitoring system.

Greenhouse Gas Issues

Climate change is of increasing concern to governments, non-governmental organizations, and the general public. Increasing regulation of greenhouse gases (“GHGs”) could impact ICL’s operations by requiring changes to its production processes or increasing raw-material, energy, production and transportation costs. ICL is striving to become a leader in reduction of emissions, in general, and GHG emissions, in particular. ICL’s efforts include the strategic conversion of its main plants to natural gas combustion, the utilization of new technologies to reduce process emissions at ICL Magnesium and ICL Haifa, and comprehensive energy efficiency initiatives. The combined result of these efforts has resulted in a 40% reduction in the global GHG emissions between 2008 and 2015. In addition, ICL promotes the development of new products that contribute to reduction of GHG emissions reductions. ICL measures annually the GHG inventory of all the production facilities in operation, and up to now has analyzed the carbon footprint of over 60 of its products.

ICL reports its emissions data annually and its efforts in the climate change field to the CDP (Carbon Disclosure Project), a non-profit organization working to reduce the reduction of greenhouse gas emissions. As a result of ICL’s comprehensive transparency efforts and the significant reduction in its emissions, the CDP awarded ICL the second best possible score, A–, in connection with its 2016 report. The 2016 score is the highest score achieved by any Israeli-based company, is among the top 25% scores of all the 2,400 global reporting companies, and is the second-best among all global fertilizer-producing companies.  In 2014, ICL was also included in the CDP CPLI (Carbon Performance Leadership Index) – an exclusive list of global companies that have excelled in emission reduction and climate change mitigation. So far, ICL is the only Israeli-based company that has been included in the exclusive CPLI list.  In addition, ICL is one of the first Israeli companies to report its emissions to the voluntary GHG registry established by Israel’s Ministry of Environmental Protection, and is contributing from its experience to the development of the registry through constant dialogue with the Ministry's representatives.

Europe

Air Emission

In Europe, emissions are regulated under the EU IED – Industrial Emission Directive. IED is executed through state or federal regulations and laws. Preventive measures and best available techniques (BAT) are applied. Emission limit values for relevant substances are included as part of our authority approvals. There are rules guaranteeing protection of air, soil and water. In Europe, relevant emissions control is conducted by authority inspection, through independent technical supervisory associations and by self-inspection. ICL plants falling under the European SEVESO directive conduct regular safety inspections and prepare reports. ICL internal responsible persons are appointed as environmental protection officers.

European Plan for Trade in GHG Emissions

The European Union as a party that signed the Kyoto Protocol, the framework treaty of the United Nations for dealing with climate changes, has agreed on a mandatory target for reducing the emission of greenhouse gases. The main tool for achieving the reduction targets is the EU Emissions Trading Scheme (“ETS”), which was launched on January 1, 2005. In the first and second phases of the ETS, the European countries agreed that every industrial company that emits GHGs above the agreed minimum threshold is required to report its emissions and to limit the emissions to the gradually decreasing periodic quota. In addition, companies were allowed to realize a monetary gain or benefit by trading and selling unused emission permits (or ‘carbon allowances’). The third phase of the ETS commenced on January 1, 2013 and will run up to December 31, 2020. This phase includes a further decrease in the free allocation of carbon allowances to all industrial companies. Some of ICL's sites in Europe are obligated to participate in the EU–ETS, and are therefore obligated to reduce their emissions and/or purchase carbon allowances. ICL is closely monitoring the developments and emission allocation policies of the EU–ETS, and is taking them into account when establishing/purchasing new sites in Europe and when considering potential significant expansions of existing sites.

Americas

Air emissions in the Americas are managed through operating permits issued by the relevant agency responsible for each individual site. In the United States, air permits are issued under the authority of the US EPA’s Clean Air Act. In Mexico, air emissions are managed through the site’s single environmental license or the LAU issued by SEMARNAT. In Brazil, air emissions are managed under the site’s operating license issued by the Sao Paulo State environmental agency – CETESB.

China

The Company’s plant in China is tested once every six months by the Center for Environmental Protection regarding gas emissions. In the phosphate plant, the Company has adapted its facilities in by means of installation of systems monitoring gas emissions in order to comply with local regulations and regulatory schemes. The plant is in compliance with all the laws and regulations.

Energy

The European Energy Efficiency Directive (EED)

The new Energy Efficiency Directive of the European Union entered into effect on December 4, 2012. Most of the requirements in the Energy Efficiency Directive must be implemented by companies in the European Union in the future. The Energy Efficiency

Directive provides a joint framework to advance energy efficiency in the European Union, in order to achieve the European Union’s energy goals by 2020. These goals include the reduction of GHG emissions by 20% compared with the levels in 1990, an increase in the rate of consumption of renewable energy sources to 20% of the total energy consumption and an improvement in energy efficiency by 20%. Accordingly, all countries that are members of the European Union are required to increase the efficiency of their energy consumption in all stages of the energy chain — conversion, transportation and final use. ICL is developing strategies and procedures at all of its European plants designed to comply with the local interpretations of the Directive.

Natural Gas

On April 1, 2013, the supply of gas from the Tamar Field commenced as a substitute for the quantity previously supplied by the Yam Tethys partnership. Supply of the gas from the Tamar Field fulfills all of ICL’s gas needs for the facilities for which it has completed the conversions. Under the Gas Sale and Purchase Agreement between the Company and the "Tamar" Group, the Company is classified as a "Tier C" customer and accordingly under the terms of the agreement, until the delivery capacity of the Tamar pipeline connecting the Tamar reservoir to the shore is increased to 64,000 mBtu/H (if at all), if the daily nomination of Tamar's "Tier A" and "Tier "B" customers exceed 40,000 mBtu/H, Tamar is not obligated to supply the Company's daily nomination. Conversely, during this period the Company is not subject to any take or pay obligation. In 2012, the Council for Natural Gas Matters published a decision regarding arrangement of use of the natural gas pipeline capacity. The Council for Natural Gas Matters decision stipulates that the gas pipeline capacity is limited and it is not able to supply the entire amount of the anticipated demand in the upcoming years. Therefore, the Council for Gas Matters has provided a pro rata mechanism that may, to the best of the Company's knowledge, minimize the curtailment of the quantity of gas supplied to the Company at a time when there is a shortage in capacity of the pipeline. Increased use of natural gas in ICL’s facilities is expected to significantly reduce emissions of pollutants in the area surrounding our facilities, improve the quality of the output, reduce maintenance expenses and lead to a significant monetary savings due to the transition from the use of more expensive fuels.

Prevention of Land Contamination and Restoration of Contaminated Lands

Israeli Bill for Prevention of Land Contamination and Restoration of Contaminated Lands

In April 2014, the Ministry of Environmental Protection published for the public’s comments a draft of policy principles regarding land contamination, which reflects the policy practiced by the Ministry, as expressed both in the business licenses and in the toxic permits issued by the Ministry. In this context, the policy will make no material change in the current legal situation. The pertinent change to the Company resulting from the proposed policy is that all major industrial facilities (including all of ICL’s manufacturing sites) will be required by their business licenses to conduct historical surveys.

All of the Company's plants in Israel have conducted historical land surveys, based on a demand received as part of the conditions for receipt of a business license regarding an integrated arrangement, submitted them to the Ministry of Environmental Protection and are awaiting the Ministry's instructions.

At the Sodom site, historical crude oil contamination has been found near the operational salt reservoir. The ICL Dead Sea subsidiary submitted a plan to the Ministry of Environmental Protection for treatment at the site and is awaiting the Ministry's instructions. The Bill for Prevention of Land Contamination and Restoration of Contaminated Lands, which is in the legislative process, as mentioned above may affect the treatment and the solution that is selected.

In addition, a groundwater study in ICL Dead Sea’s power stations’ contaminated oil tank farm showed no groundwater contamination; however, soil rehabilitation is expected in the future. At the old gas station, boreholes were drilled and oil is being pumped from the contaminated soil and groundwater.

Furthermore, there is an ongoing implementation of a multi-year master plan to prevent ground pollution by fuels or oils at our Rotem sites.

Liquid and Solid Waste

During the production processes at ICL’s facilities, industrial solid waste and wastewater are produced. According to the discharge permit, wastewater is channeled into water sources or evaporation ponds.

Israel

At the ICL Rotem site, a master plan for treating waste is being implemented with the principal aims of reducing effluent quantities, turning part of the effluents into products, recycling wastewater, reducing water consumption, treatment of wastewater and neutralization and restoration of wastewater reservoirs.

At ICL Dead Sea's, a project was completed for restoring 100% of the runoff of the facility for the treatment of sanitary waste for the production facility.

At the ICL Haifa facility, a number of biological pilots were conducted to find possible solutions for compliance by the facility with the standards covering treatment of the facility’s wastewater flowing into the Kishon River, as directed by the Inbar Committee. The possible solutions were presented to and discussed with the Ministry of Environmental Protection. During the discussions with the Ministry of Environmental Protection, it was agreed that ICL Haifa will not make an investment in construction of a biological facility but, rather, will take other steps to improve the quality of the wastewater and the matter will be re-examined by the parties later on.

ICL Industrial Products operates a special authorized laboratory for monitoring and analyzing wastewater quality.

At the Bromine Compounds plant, a sanitary facility for independent treatment of the sanitary effluents is operated. The treated wastewater is flowed as an input fluid into the cooling towers. In addition, in the Bromine Compounds plant, a facility was constructed for treating industrial waste water, which includes a transmission system, physicochemical unit, MBR unit and evaporation ponds. The system was built according to a U.S standard, which includes leakage monitoring and air monitoring. In 2013, construction of the evaporation ponds was completed and beginning in late 2013, all the plant’s wastewater is presently being pumped into the new evaporation ponds.

At ICL’s manufacturing facility at Neot Hovav, Israel, there is hazardous waste. Pursuant to the requirements of the Ministry of Environmental Protection, ICL is required to treat the existing waste (historical), which is stored on a special site on the facility's premises in coordination with the Ministry of Environmental Protection, as well as the ongoing waste that is produced in the facility's present manufacturing processes. The treatment will be partly through a combustion facility, which recovers hydro-bromine acid, operated by the subsidiary, while part of the waste will be sent to an outside source for treatment. The total provision for waste treatment amounts to about $62 million. The Company estimates, based on the information available as at the approval date of the annual financial statements, that the said provision covers the estimated cost of treating the historical waste.

ICL established a thickening and filtration facility to treat solid waste at the Periclase plant.

Europe

Liquid and solid waste and emissions are regulated under the European IED – Industrial Emission Directive. Waste monitoring and management measures are in place with an obligation to inform the authorities on the results. Wastewater regulations, including effluent limits, are regulated by states and partly by communities. ICL has provisions regarding the avoidance of pollution and conditions for assessing compliance with the emission limit values.

Due to phosphate pollution in the subsoil of the Ladenburg site, the phosphate concentration is monitored at several wells and reported regularly to the authorities.

In Spain, a multi-year program is underway to restore salt piles while paying close attention to the issue of wastewater drainage and sludge treatment. In 2015, in accordance with the provisions of the Spanish Environmental Protection Law, ICL Iberia submitted to the Government of Catalona a mining site restoration plan for the two production sites, Suria and Sallent, which includes, among other things, a plan for handling the salt piles and dismantling of facilities. The restoration plan for the Suria site is scheduled to run up to 2094, whereas the restoration plan for the Sallent site is scheduled to run up to 2070. During 2016, in light of talks held with the authorities in connection with the plan for treating the salt pile on the Sallent site, it was found that a number of changes in the plan are required with respect the water pumping process, which constitutes part of the removal plan. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

China

The phosphate plant in China is located in a rural area. The Company’s facilities in China are tested once every six months by the Center for Environmental Protection regarding gathering of solid waste and hazardous waste. The Company has adapted its plant by means of installation of systems for removal of wastewater and diversion thereof from clean water sources, in order to comply with the local regulations. The plant has received a license for unloading contaminating materials and strict environmental licenses and it is in compliance with all the laws and regulations.

Furthermore, annual land examinations are conducted in accordance with the regulatory requirements.

Americas

The liquid and solid wastes in the Americas sites are managed under country and state specific regulatory requirements. In the USA, solid and hazardous wastes are regulated under the US EPA’s Resource Conservation and Recovery Act. In Mexico, waste is managed through the site’s single environmental license or the LAU issued by SEMARNAT. In Brazil, waste is managed under the site’s operation license issued by state agency – CETESB.

Hazardous Substances

As part of ICL’s operations, it produces, stores, transports, and uses materials that are defined as hazardous materials according to the Israeli Hazardous Substances Law, 1993. Handling such substances requires a special permit ("poisons permit") that is renewed annually. All ICL companies have toxin permits as required by law and they operate according to the special conditions defined in these permits. Leakage or loss of control of these materials could cause an environmental incident and cause damage to people and/or to the environment. ICL takes measures to prevent such occurrences, and, at the same time, it prepares for such occurrences by means of emergency teams and appropriate equipment for dealing with these types of events.

C. ORGANIZATIONAL STRUCTURE

A list of our subsidiaries, including name and country of incorporation or residence is provided in an exhibit to our Form 20-F filed with the U.S. Securities Exchange Commission, which can be found at www.sec.gov.

D. PROPERTY, PLANT AND EQUIPMENT

The Company operates production facilities in its worldwide locations, including the following:

•	Israel: under the Israeli Dead Sea Concession Law, 1961, as amended in 1986 (the “Concession Law”), we have lease rights until 2030 for the salt and carnallite ponds, pumping facilities and productions plants at Sodom. We have other production facilities in Israel, situated on land with a long-term lease, including the plants at Mishor Rotem (mainly leased until 2028 to 2041), the Oron and Zin sites of ICL Phosphate (leased until 2017 to 2024 – negotiations with respect to extension of several lease agreements are currently underway), production facilities at Naot Hovav of ICL Industrial Products (leased until 2024 to 2048), as well as production, storage and transportation facilities at Kiryat Ata that belong to ICL Specialty Fertilizers and chemicals and research laboratories at Kiryat Ata that belong to ICL Specialty Fertilizers and ICL Industrial Products (leased until 2046 to 2049). We also use warehouses and loading and unloading sites at the Ashdod (leased until 2030) and Eilat ports (negotiations are underway to extend the agreement).

We have additional production facilities outside Israel, the main ones being:

•	Europe:

Germany: production plants of ICL Food Specialties are at Ladenburg, Engelsberg (Rovita) and Hemmingen (Hagesüd). Production plants of ICL Advanced Additives are at Ladenburg and Cologne. All plants are owned by the ICL Group.

The Netherlands: production plants of ICL Industrial Products at Terneuzen that are owned, a facility of ICL Phosphate in Amsterdam held under a lease until 2034 (or under certain conditions up to 2044) and a production facility in the southern Netherlands on land that is partly owned and partly held under a long-term lease.

Spain: the concessions at the potash and salt mines are held under the concession agreements described below. The potash and salt production plant, and the warehouses, as well as the loading and unloading facilities of ICL Potash & Magnesium at Catalonia, are owned by the ICL Group. ICL Specialty Fertilizers also has a liquid fertilizer and soluble fertilizer production plant in Totana, another plant for mixing solid fertilizers in Cartagena and a concession on two ports in Cartagena and Almeria until 2024 and 2017, respectively.

The United Kingdom: the rights to the potash and salt mines are held under the concession agreements described below. The potash and salt and production plants and the warehouses of ICL Potash & Magnesium in Cleveland are owned by the ICL Group. The warehouses and bulk loading and unloading facilities at the port are leased until March 2034. The Company owns two peat moors and leases one, and also owns a plant for producing peat of ICL Specialty in the north of the United Kingdom.

Austria: the dairy protein production plant of ICL Food Specialties at Hartberg (Prolactal) is owned by ICL Group.

France: production plant of ICL Advanced Additives at Nuevo Leon is owned by the ICL Group

•	North and South America:

The United States: the production plant of ICL Industrial Products in West Virginia is mainly owned by the ICL Group. The production plants of ICL Advanced Additives in Lawrence, Kansas and St. Louis, Missouri are owned by the ICL Group. Rancho Cucamonga, California is leased. The production plants of ICL Specialty Fertilizers in South Carolina are operated under leases ending in 2025 and 2017 (with an option to extend through 2022).

Mexico: production plant of ICL Advanced Additives at Calais is owned by the ICL Group.

Brazil: production plant of ICL Food Specialties at Sao Jose dos Campos is leased by the ICL Group. Production plants of ICL Advanced Additives at Sao Jose dos Campos and Cajati are leased by the ICL Group.

•	Asia:

China – phosphate rock mining rights in Haikou Mine and Baitacun Mine are derived from mining licenses that are described below. The scrubbing plant is owned by the company and situated on leased land.

The following table sets forth certain information regarding our principal properties as at December 31, 2016.

Property Type	Location	Size (square feet)	Products	Owned/Leased
Plant	Mishor Rotem, Israel	27,524,194	ICL Phosphate products	Owned on leased land

Plant	Sodom, Israel	13,099,679 (not including ponds and Magnesium factory)	ICL Potash & Magnesium products	Owned on leased land

Plant	Mishor Rotem, Israel	10,763,910	ICL Advanced Additives products	Owned on leased land

Plant	Neot Hovav, Israel	9,601,591	ICL Industrial Products products	Owned on leased land

Plant	Zin, Israel	8,483,916	ICL Phosphate products	Owned on leased land

Plant	Kiryat Ata, Israel	6,888,903	ICL Specialty Fertilizers products	Leased

Plant	Oron, Israel	4,413,240 (not including phosphate reserve)	ICL Phosphate products	Owned on leased land

Plant	Sodom, Israel	4,088,800	Magnesium products	Owned on Leased land

Plant	Sodom, Israel	2,326,060	ICL Industrial Products products	Owned on leased land

Conveyor belt	Sodom, Israel	1,970,333	Transportation facility for ICL Potash & Magnesium	Owned on leased land

Pumping station	Sodom, Israel	920,314	Pumping station for ICL Potash & Magnesium	Owned on leased land

Plant	Sodom, Israel	667,362	ICL Advanced Additives products	Owned on leased land

Warehouse and loading facility	Ashdod, Israel	664,133	Warehouse for Essential Minerals segment’s products	Leased

Power plant	Sodom, Israel	645,856	Power and steam production for ICL Potash & Magnesium	Owned on leased land

Office	Beer Sheva, Israel	495,883	ICL Industrial Products products	Owned

Plant	Mishor Rotem, Israel	398,264	ICL Advanced Additives products	Owned on leased land

Warehouse and loading facility	Eilat, Israel	152,557	Warehouse for Essential Minerals segment’s products	Leased

Headquarters	Tel Aviv, Israel	17,222	Company headquarters	Leased

Plant	Catalonia, Spain	48,491,416	Mines, manufacturing facilities and warehouses for ICL Potash & Magnesium	Owned

Plant	Totana, Spain	2,210,261	ICL Specialty Fertilizers products	Owned

Plant	Cartagena, Spain	209,853	ICL Specialty Fertilizers products	Owned

Warehouse and loading facility	Cartagena, Spain	184,342	Storage for ICL Specialty Fertilizers products	Leased

Plant	Mieres (Asturias), Spain	41,263	ICL Advanced Additives products	Owned

Warehouse and loading facility	Almeria, Spain	28,761	Storage for ICL Specialty Fertilizers products	Leased

Plant	Jiaxing, China	828,017	ICL Industrial Products products	Owned on leased land

Plant	Shan Dong, China	692,045	ICL Industrial Products products	Owned on leased land

Plant	Kunming, Yunnan, China	458,394	Production Plant of ICL Phosphate	Owned on leased land

Plant	Lian Yungang, China	358,793	ICL Industrial Products products	Owned on leased land

Plant	Kunming, Yunnan, China	290,420	ICL Advanced Additives products	Owned on leased land

Pumping station	Kunming, Yunnan, China	2,231	A pumping station for ICL Phosphate	Owned on leased land

Peat Moor	Nutberry and Douglas Water, United Kingdom	17,760,451	Peat mine - ICL Specialty Fertilizers	Owned

Plant	Cleveland, United Kingdom	13,239,609	ICL Potash & Magnesium products	Owned

Peat Moor	Creca, United Kingdom	4,305,564	Peat mine - ICL Specialty Fertilizers	Leased

Plant	Nutberry, United Kingdom	322,917	ICL Specialty Fertilizers products	Owned

Plant	Terneuzen, the Netherlands	1,206,527	ICL Industrial Products products	Owned

Plant	Heerlen, the Netherlands	481,802	ICL Specialty Fertilizers products	Owned and leased

Plant	Amsterdam, the Netherlands	349,827	ICL Phosphate products and logistics center	Owned on leased land

European Headquarters	Amsterdam, The Netherlands	24,220	European Company headquarters	Leased

Plant	Gallipolis Ferry, West Virginia, United States	1,742,400	ICL Industrial Products products	Owned

Plant	Lawrence, Kansas, United States	179,689	ICL Advanced Additives products	Owned

Plant	Carondelet, Missouri, United States	172,361	ICL Advanced Additives products	Owned

Plant	Rancho Cucamonga, California, United States	103,600	ICL Advanced Additives products	Leased

Plant	North Charleston, South Carolina, United States	60,000	ICL Specialty Fertilizers products	Leased

US headquarters	St. Louis, Missouri, United States	45,595	US Company headquarters	Leased

Plant	Ludwigshafen, Germany	6,996,541	ICL Phosphate products and Infrastructure	Owned

Plant	Ladenburg, Germany	1,569,764	ICL Advanced Additives and ICL Food Specialties products	Owned

Plant	Bitterfeld, Germany	514,031	ICL Industrial Products products	Owned

Plant	Engelsberg, Germany	356,823	ICL Food Specialties products	Owned

Plant	Hemmingen, Germany	175,042	ICL Food Specialties products	Owned

Plant	Cologne, Germany	64,540	ICL Advanced Additives products	Owned on leased land

Plant	Cajati, Brazil	413,959	ICL Advanced Additives products	Owned

Plant	Sao Jose dos Campos, Brazil	Phosphate plant: 137,573 Blending plant: 80,729	ICL Advanced Additives and ICL Food Specialties products	Owned on (free) leased land

Plant	Belgium	128,693	ICL Specialty Fertilizers products	Owned

Plant	Calais, France	483,568	ICL Advanced Additives products	Owned

Plant	Nuevo Leon, Mexico	152,408	ICL Advanced Additives products	Owned

Plant	Bandırma, Turkey	375,187	ICL Phosphate products	Owned

Plant	Hartberg, Austria	692,937	ICL Food Specialties products	Owned

Plant	Heatherton, Australia	64,583	ICL Food Specialties products	Leased

Other Leases, Licenses and Permits

Well Production Permits

The supply of water to ICL Dead Sea, in the Dead Sea area, is executed via a series of wells operated by ICL, both within and outside of the concession area. The Company has lease agreements with Israel Lands Authority (hereinafter – “ILA”) and production permits from the Water Authority for these wells. ICL Dead Sea has seven water wells at Ein Ofarim (which are located outside the concession area). The lease periods for these wells expired in 2009, and in the same year an application to extend the lease period was submitted to ILA. Only in the beginning of 2016 were new contracts signed by ILA, for seven years, in place of those that expired in 2009, where effectively such contracts expired shortly before their signing date. ICL Dead Sea has commenced taking action to renew these contracts.

In December 2016, the plan covering the southern ponds received validity from the District Council. The plan permits receipt of building permits for the entire area of the ponds, south of Pond 3, and thus permits arrangement of the historical activities on this area.

Business Licenses and Other Permits

In November 2013 a reform in the Business Licensing Law, 5728-1968 came into effect, providing, among other things, that business licenses in Israel will no longer be perpetual, but rather each business license will be valid for a term of between one and fifteen years, depending on the type of activity covered by the license. In addition, licensable activities in accordance with the Business License Ordinance (Licensable Businesses), 5773-2013, will be subject to unified specifications to be issued by the authorities as specified in the Ordinance, including the Ministry of Environmental Protection.

Up to now, we have been issued valid business licenses for our sites in Israel in perpetuity, in accordance with the law. Under the abovementioned reform, all of our business licenses will expire and require renewal three years after the applicable “Unified Specifications” are published, except those issued to power stations and fertilizer storage facilities, which will remain in perpetuity.

In addition, our sites in Israel have valid toxic substance permits under the Israeli Hazardous Materials Law, 5753-1993. These permits were issued by the Ministry of Environmental Protection for a period of one year. Renewal of these permits is performed on an ongoing basis. The toxic substances permit issued to Bromine Compounds sets forth additional conditions, including requirements of risk management and seismic surveys in accordance with the Ministry’s guidelines.

The Industrial Products plant in Neot Hovav discharges industrial wastewater into the evaporation ponds in accordance with the requirements of the plant’s business license. The costs of renewal of these licenses are not material.

ICL Haifa has a valid permit for discharging industrial wastewater into the Kishon River.

ICL’s plants at Mishor Rotem and ICL Dead Sea have valid permits for discharging industrial wastewater into the Dead Sea (valid up to 2020), under the Israeli Prevention of Sea Pollution from Land-Based Sources Law (1988). ICL Magnesium has a permit to discharge into the sea (valid up to 2021). The permits require renewal towards the end of the period of validity. The costs of renewal of the licenses are not material.

The companies also hold emissions permits under the Israeli Clean Air Law, 2008 (the “Clean Air Law”).

ICL operates in accordance with conditions set out in the licenses and permits. If there is any discrepancy in respect of the requirements of these conditions, the Company takes action to remedy the discrepancy in coordination with the Ministry of Environmental Protection. During 2016, a discrepancy was found regarding compliance with some of the requirements of ICL Magnesium’s emissions permit, due to an apparent delinquency in completion thereof. The Company is holding discussions with the Ministry of Environmental Protection regarding possible ways of resolving the discrepancy mentioned above.

Mineral Extraction and Mining Operations

ICL’s mining activities are dependent on concessions, authorizations and permits granted by the governments of the countries in which the mines are located.

Following is a description of the material properties from which ICL extracts minerals and conducts mining. For additional information regarding the total cost of the Company’s property plant and equipment and its intangible assets (including concession and mining rights) see Note 11 and Note 12, respectively, to the Company's audited financial statements.

The Dead Sea

The concentration of the minerals extracted from the Dead Sea (including potash, bromine, table salt, magnesia oxide, magnesium chloride and metal magnesium), constituting the raw material for production, is on the rise due to the hydrological deficit the Dead Sea has been experiencing during the past ten years.

ICL’s extraction of minerals from the Dead Sea begins with an evaporation process facilitated by the hot and dry desert climate of the Dead Sea region, which is the lowest point on the earth’s surface – about 430 meters below sea level. Due to the hydrological deficit, the sea is declining at the rate of 1.1 meters per year and is now about 430 meters below sea level. As a result of the said decline, the Dead Sea is divided into two parts: the natural Northern Basin and the Southern Basin, on the basis of which dams were installed and artificial evaporation ponds were constructed.

The production process begins with the flowing of water from the Northern Basin into the evaporation ponds (a distance of about 12 kilometers). The Company’s pumping station P-88 has a pumping capacity of 100,000 cubic meters per hour. In 2016, ICL flowed approximately 420 million cubic meters of water from the Northern Basin into the evaporation ponds. Of this quantity, approximately 270 million cubic meters of brine were rechanneled into the Northern Basin of the Dead Sea at the end of the process. In 2016, the Company produced from the Dead Sea approximately 3.7 million metric tons of potash, 162 thousand metric tons of bromine, 23 thousand metric tons of metal magnesium, 240 thousand metric tons of salt and 107 thousand metric tons of magnesium chloride solids. The Company plans to build a new pumping station from the Northern Basin to the evaporation ponds, as part of our preparations for the receding level of the Dead Sea in the Northern Basin and the retirement of pumping station P-88 from service. The Company made an additional investment and extended the life of the present pumping station so that it will be able to function up to 2021. The new power station is scheduled to commence operation in place of the old power station during 2020.

In 2015, an appeal was filed in the Israeli Court for Water Matters by Man Nature and Law wherein the Court was requested to order the Government Water and Sewage Authority to issue a production license to DSW pursuant to the Water Law with respect to the transfer of water from the North Basin of the Dead Sea to the evaporation ponds in the Sea’s South Basin in order to regulate and supervise, within the framework of the production license, transfer of the water, as stated, in connection with certain aspects, including limitation of the quantities transferred. Recently, the Government Water and Sewage Authority issued directives to DSW (not in the framework of the production license), after hearing the latter’s position regarding transfer of the water, as stated, which included, reference to quantities and reporting requirements. In January 2017, the Court rejected the appeal. On January 30, 2017, Man Nature and Law filed an appeal on the Court’s decision, as stated. For additional details – see “Item 4. Information on the Company-D. Property, Plant and Equipment-Leases, Licenses and Permits-Well Production Permits”.

The evaporation ponds extend over an area of approximately 150 square kilometers and are divided into two sub-systems – an array of ponds for sinking salt (mineral waste from the production process), and a series of ponds for sinking carnallite (the target mineral constituting a raw material for production of potash).

The salt pond known as Pond 5 is the largest pond in the series of ponds, having an area of approximately 80 square kilometers. Pond 5 was built during the 1960s by construction of a large dam, where in the center of the dyke surrounding it is sealing material (clay). This dam demarks the southern basin of the Dead Sea on the Israeli side, and permits the continued existence of the Southern Basin due to the system of pumping stations and flowing channels that are operated as part of the industrial operational system of the evaporation ponds. The evaporation processes give rise to concentration of the brines and the sinking of the table salt to the floor of the pond. The remaining brines are rich in potash, magnesium and bromide. These brines are pumped into the systems of other ponds, and as a result of the continued evaporation the "carnallite" precipitates. Carnallite is the raw material used for production of potash, metal magnesium, chlorine and magnesium chloride. The carnallite is harvested by floating barges and is sent as slurry to our production plants. The brine from the edge of the carnallite ponds is used as a raw material in the production of bromine.

About 20 million tons of table salt precipitates and creates a layer of approximately 20 centimeters on the floor of Pond 5. Precipitation of the salt causes a reduction in the volume of the solutions in the pond. As the production process requires maintaining a fixed volume of solutions (brines) in the pond, the water level of the pond is raised accordingly by approximately 20 centimeters annually.

The Ein Boqeq and Hamei Zohar hotels, the town of Neve Zohar and other facilities and infrastructures are located on the western beach of the Pond. Raising the water level of the Pond above a certain level is likely to cause structural damage to the foundations and the hotel buildings situated close to the water’s edge, to the settlement of Neve Zohar and to other infrastructures located along the western shoreline of the Pond. This situation requires establishment of defenses for the facilities and infrastructures of the hotels located on the shores of the Pond.

The project for construction of the temporary defenses has been underway for several years and as part of such defenses, from time to time, the dyke along the western beachfront of the Pond, across from the hotels, is raised, together with, in many places, a system for lowering subterranean water. As at the date of the report, there is agreement between DSW and the Government of Israel that the Company will bear 39.5% of the costs of financing the temporary defenses and the Government will finance the balance thereof.

The interim defenses have not yet been fully completed, however the dykes have been raised to a level that permits raising of the water level up to a height of 15.1 meters, subject to approval of the plenary Committee for National Infrastructures, in a number of phases, on the way to the final raising.

In July 2012, an agreement was signed with the Government of Israel, regarding "Execution and Funding of the Dead Sea Works Protection Project and Increase of the Royalties Paid to the State" (hereinafter – "the Salt Harvesting Project"). The purpose of the Salt Harvesting Project is to provide a solution for the raising of the water level in the Pond and stabilizing of the water therein at a fixed level by harvesting of the salt from this pond and transferring it to the Northern Basin of the Dead Sea.

The highlights of the agreement are set forth below:

A.	The planning and execution of the Salt Harvesting Project will be performed by DSW.

B.	The Salt Harvesting Project as well as the project for the new pumping station that is to be constructed, constitute an Israeli national infrastructure project that will be promoted by the Israeli Committee for National Infrastructures(Transfer of the pumping station from P-88 to P-9 constitutes part of the project recognized as a national infrastructure project).

C.	Starting from January 1, 2017, the water level in the pond will not rise above 15.1 meters in DSW’s network (about 390 meters below sea level). DSW will be required to pay compensation in respect of any damages caused as a result of a rise of the water level beyond the level determined. In the case of a material deviation from the timetables for execution of the Salt Harvesting Project as a result of a requirement for changes by the planning institutions, as a result of which the Plan is not approved on time, or due a decision of a judicial tribunal that caused a delay of at least one year in provision of effect to the Salt Harvesting Project by the planning institutions, without the Company having violated its obligations, the Company will be permitted to request raising of the water level above that stated above.

In December 2015, National Infrastructures Plan 35A (hereinafter – “the Plan”), was approved by the National Infrastructures Committee, which includes the statutory infrastructure of the Salt Harvesting project in the evaporation ponds through, among other things, the construction of a new pumping station in the northern basin of the Dead Sea. In March 2016, the Government also approved the Plan. With the approval of the statutory plan, the Company is preparing for implementation of the project and it believes it will be able to comply with the plan.

D.	Increase in the rate of the royalties from 5% to 10% of sales, for quantities of chloride potash DSW sells in excess of 1.5 million tons annually. This increase applies to sales starting January 1, 2012. In addition, in respect of the period January 1, 2010 through January 1, 2012, the Company agreed to an additional royalty charge, at the rate of 5%, only on annual sales exceeding 3.0 million tons.

E.	In July 2012, as part of the agreement, the Government committed that at this time it sees no need to make additional changes to its specific fiscal policy regarding mining from the quarries at the Dead Sea, including the commercial utilization thereof and, accordingly, at this time, it will not initiate and will even object to, as applicable, proposed laws regarding this matter. The Company’s consent to the increase of the rate of the royalties, as stated in E above, is contingent on implementation of the Government of Israel’s decision, as stated in this Section. The agreement further provides that if legislation is enacted that changes the specific fiscal policy in connection with profits or royalties deriving from mining of quarries from the Dead Sea, the Company’s consent will not apply regarding increase in the rate of royalties on the surplus quantities referred to above, commencing from the date on which additional tax is collected as pursuant to the said legislation. In November 2015, the Economic Efficiency Law was published, including implementation of the Sheshinski Committee’s recommendations, which address royalties and taxation of excess profits from Dead Sea minerals. The law entered into effect on January 1, 2016.

The Company will bear 80% and the Government will bear 20% of the cost of the Salt Harvesting Project, however the Government's share will not exceed NIS 1.4 billion.

Approval of each of the stages of the plan by the relevant dates set out in the project schedule is essential for continuation of ICL Dead Sea’s production process and delays could have an unfavorable impact on the process and, accordingly, could give rise to damage or losses.

Construction of the new partition in the middle of the dike surrounding Pond 5 was completed in 2014. The objective of this project is to minimize seepage from the dike. This project includes raising the dike by an additional meter.

The receding level of the Dead Sea is not to be confused with the rise of the water level in Pond 5 discussed above, and the two seemingly contradictory phenomena are occurring simultaneously, as Pond 5 is located in the Southern Basin on a different plane than the main body of the sea lying to its north, necessitating a special pumping station to constantly feed the pond with water. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business-A new pumping station will be required due to the receding water level in the Northern Basin of the Dead Sea.” While the water level of Pond 5 is rising due to the accumulation of salt on its floor and the continuous pumping of water from the Northern Basin of the Dead Sea, the water level of the Northern Basin is receding. As a result of the decline in the level, sinkholes appear and there is an erosion of Nahal Arava. The appearance of sinkholes, which is attributed mainly to the lowering of the water level of the Dead Sea, is increasing in the Dead Sea area. Most of the sinkholes caused by the receding level of the Dead Sea develop near the Northern Basin of the Sea, where there is little operation by ICL Potash and Magnesium. Nonetheless, most of the sinkholes have appeared near the evaporation ponds and in other places in the ICL Dead Sea area. Development of a sinkhole under a dike could cause the dike to burst, causing loss of the solutions in the pond. ICL takes actions to identify the development of these sinkholes in the area of the plant and along the dikes, and to fill them when they appear.

Furthermore the erosion of Nahal Arava, which flows along the international border between Israel and Jordan. This erosion could endanger the stability of the eastern dykes in the future in the array of salt and carnallite ponds. The Company is endeavoring to analyze the matter and to find solutions for preventing or retarding this occurrence in the long term. During 2017, the Company will carry on ongoing monitoring and take action on the site in order to protect the dykes. In addition, ICL Potash and Magnesium intends to execute a preliminary project in order to examine possible solutions and alternatives.

ICL owns and operates a power station with a capacity of 110 megawatts, presently limited to about 60 megawatts due to environmental protection restrictions, which provides a significant part of the power used in the production plants at the Dead Sea. The balance is purchased from Israel Electric Company, a state-owned utility, and from OPC, a private producer of electricity that is a related party.

In June 2012, the Company entered into agreements regarding a project to construct a new cogeneration power station in Sodom, Israel (hereinafter – ‘‘the Station’). The Station will have a production capacity of about 330 tons of steam per hour and about 230 megawatt hours, which will supply electricity and steam requirements for the production plants at the Sodom site and for third-party customers. The Company intends to operate the new Station concurrently with the existing power station, which will be operated on a partial basis in a "hot back-up" format, for production of electricity and steam. The total electricity production in the short term will be about 245 megawatt hours. The Company also intends to utilize its present gas contracts and thereafter to enter into new gas contracts in order to run the Station.

Construction of the Station was expected to be completed in the second half of 2015. In 2015, the executing contractor (the Spanish Company "Abengoa") experienced financial difficulties. In October 2016, the Spanish court approved a debt arrangement between the executing contractor and its creditors which permitted continuation of its activities in the power station project. In light of that stated, the Company expects to complete the construction and to commence operation of the Station in the first half of 2017, with additional costs that are not material.

Transport from the Company's plant in the Dead Sea is by means of a conveyor belt from the plant to the railway in the direction of the Ashdod port and from Highway 90 in the direction of the Eilat port.

The Negev Desert

ICL currently operate large surface phosphate mining sites at Oron, Rotem and Zin, which are located in southern part of the State of Israel in the Negev region. The Israeli Minister of National Infrastructures under the Israeli Mines Ordinance, through the Supervisor of Mines in his Office (“the Supervisor”), has decided to extend the area of the Rotem field concession (valid until the end of the 2021) so that it covers the Hatrurim field. The area of the Rotem concession has been so extended, and the matter has been transferred to the Israel Lands Authority (“ILA”) to deal with the extension of the area of the mining permit for the Rotem field, in line with the extension of the concession area.

The Company is working to promote the plan for mining phosphates in Barir field (which is located in the south part of South Zohar field) in the Negev Desert. In December 2015, the National Planning and Building Council approved the Policy Document regarding Mining and Quarrying of Industrial Minerals (hereinafter – “the Policy Document”), which includes, among other things, a recommendation to permit phosphate mining in the Barir field. The Policy Document that was approved will serve as the basis for preparation of a national outline plan (hereinafter – “the National Outline Plan”) for mining and quarrying, which is also to be submitted for approval by the National Planning and Building Council. Along with the approval of the Policy Document, the National Planning and Building Council instructed the Planning Administration to raise the matter of the directive to prepare a detailed plan for the Barir Field at one of its upcoming meetings.

In the beginning of 2016, the National Outline Plan (NOP 14B), which includes the South Zohar field, was submitted for comments by the various committees, which provided their comments and recommendations toward the end of 2016. On February 14, 2017, a hearing was held by the Committee for Principle Planning Matters, whereat decisions were made with respect to the continued advancement of mining in the South Zohar field. Concurrently, and based on a decision of the National Planning and Building Board, instructions were prepared by the competent authorities with respect to performance of an environmental survey of the Barir field for purposes of its further advancement. The said instructions are expected to be brought for approval of the National Planning and Building Board during 2017. For a description of certain risks relating to receipt of a license for mining in the Barir Field – see ”Item 3. Key Information–D–Risk Factors”.

Each of the said fields in Israel has a similar layered structure and geological composition, with the phosphate preserved as relatively thin layers along the margins and within the axes of two northeast to southwest trending asymmetrical synclines (basins or trough-shaped folds). Oron and Rotem lie within a single syncline located northwest of the Zin syncline. The three deposits have been proved over extensive distances in terms of length (Rotem 10 kilometers, Oron 16 kilometers and Zin 22 kilometers) and width (4 kilometers each). They are all known to extend further in terms of length but are limited in operational size. The Campanian (Upper Cretaceous period) phosphate rock deposits of Israel are part of the Mediterranean phosphate belt extending from Turkey, through Jordan and Israel, and westward through Egypt, Tunisia and Morocco. The Company began operations at Oron in the 1950s and at Rotem and Zin in the 1970s. These sites are accessible by road and rail. ICL has long-term leases covering all the land on which its Israeli facilities are located and it operates under mining concessions and licenses granted to it by the Israeli Minister of National Infrastructures and by the ILA. See “Item 4. Information on the Company–B. Business Overview–Concessions and Mining Rights” below.

If the National Planning and Building Council approves the mining in the Barir Field, progress is expected with respect to the process of receipt of a mining license. If this situation does not come about, the future of the activities of the ICL Rotem Company will depend on its ability to mine and manufacture the downstream products from alternative phosphate sources, namely, brown phosphates and bituminous phosphates, which are essentially the only phosphate sources that are expected to become reserves in the near future. Currently, the reserve of bituminous phosphate (approximately 3.5 million tonnes at Zin) is being mined and used in a blending process with other phosphates having lower organic concentrations to produce fertilizer products. Over the past several years, the Company has been developing a process, and has even run a pilot and a manufacturing test, wherein after the improvement process (removal of the phosphorous from the material combined with it) there is an improvement of the phosphoric acid content from 25%–26% to 31%–32%, a 50% reduction of the organic material content and the possibility of usage for production of high-quality phosphoric acid. Significant progress has also been made in adapting brown phosphates (the adaptation of which for manufacture of acid has been proven in the past by means of a thermal process) for manufacture of phosphoric acid – a successful pilot was held and as a result a facility test is planned.

In November 2016, the District Board for the Southern District approved a detailed site plan for mining phosphate in the Zin-Oron area. This plan, which covers an area of about 350 square kilometers, will permit the continued mining of phosphate located in the Zin valley and in the Oron valley for a period of 25 years or up to exhaustion of the raw material – whichever occurs first, with the possibility for extension (under the authority of the District Planning Board).

The method of mining in the Negev is by the conventional open pit method, using drilling and blasting, hydraulic excavators and rigid dump trucks or dozers with rippers for overburden removal and front-end loaders and trucks for mining phosphate. Each mine site has varying numbers and thicknesses of over-burden, inter-burden and phosphate rock layers, so that the size of mining equipment is conformed to the mining sites and the operating requirements. In all of the mines, stripping of the waste material and mining of the phosphate are performed by entirely conventional methods, where in the Rotem mine the activities include independent teams of190-metric tonne trucks, wheel loaders with a loading capacity of 14 cubic meters per bucket, and excavators having a bucket digging capacity of 21 cubic meters as well as teams of contractors with excavators having a digging capacity of 3 to 10 cubic meters per bucket along with trucks have capacity of 20 to 100 tonnes. The Oron and Zin sites use contractors for all operations, and the equipment at these sites is smaller. Typically, the excavator bucket capacities are in the range of 3 to 8 cubic meters and the trucks have capacity of 20 to 100 metric tonnes.

Phosphate rock from the Rotem mine is transported by truck to a nearby beneficiation plant at Mishor Rotem. On this site, we also operate two sulfuric acid plants, three green phosphoric acid plants, one white phosphoric acid plant, three superphosphate plants, two granular fertilizer plants, one MKP plant and one oil shale burning plant for production of electricity and steam. We also have beneficiation plants at both Oron and Zin. The product of the process is a high-grade, multi-purpose phosphate product, most of which is used to produce phosphoric acid and fertilizers. The rest of this material is sold to other phosphoric acid and fertilizer producers and some is sold for direct application as fertilizer.

The plant at Mishor Rotem is powered primarily by electricity generated by the Company at its sulfuric acid plants and by oil shale that the Company mines in Mishor Rotem. Any surplus power is sold to Israel Electric Company. All of the power utilized by the Oron and Zin beneficiation plants is purchased from OPC, a private, related-party producer of electricity.

The following table sets forth for the periods indicated the amount of our total mine production of raw ore in the Company’s mines in the Negev (and the relevant grade) supplied to our beneficiation plants:

	Year Ended December 31,
	2016	2015	2014
Millions of metric tons produced	9	9	7
Grade (% P2O5 before/after beneficiation)	32/26	32/26	32/26

The following table sets forth (for the three years ended December 31, 2016, 2015, and 2014) the approximate amounts of product produced after processing by our operations in the Negev Desert:

	Year Ended December 31,
	2016	2015	2014
	thousands of metric tonnes	thousands of metric tonnes	thousands of metric tonnes
Phosphate Rock	3,947	3,848	3,357
Green Phosphoric Acid	602	600	475
Fertilizers	890	641	729
White Phosphoric Acid	161	153	121
MKP	47	52	48

Spain

The Company's potash mining operations in Spain are carried out by ICL Iberia (IBP) (a wholly-owned subsidiary of the Company) through Trafico de Mercancias (a wholly-owned subsidiary of ICL Iberia). As at the date of this Annual Report, there are three underground potash mines that make up ICL Iberia’s complex: Suria, Cabanasas and Vilafruns. The Company operates two mines, the Cabanasas mine, which is located in the town of Suria, approximately 12 kilometers north of the district capital of Manresa in the Cardoner river valley, and the Vilafruns mine, which is located in the town of Sallent, approximately 13 kilometers east of Suria in the Llobregat river valley. The third mine in Suria is inactive. In addition, the Vilafruns mine is expected to be closed by the middle of 2017. In November 2015, ICL Iberia signed a memorandum agreement for joint cooperation with the Government of Catalonia (hereinafter – “the Agreement”) that defines ICL Iberia’s activities in the country as preferential activities and the potash industry as a strategic public interest. The purpose of the agreement is, among other things, to arrange ICL Iberia's obligation to remove the salt pile on the Sallent site, including completion of the restoration plan of the site (see below) – all of which is to be completed no later than 2070 (removal of the salt pile is to be completed by 2065). At the end of 2016, a preliminary draft of the agreement was provided by the Government of Catalonia to all the parties involved for their comments. In February 2017, ICL Iberia submitted a request for approval of additional alternative solutions regarding the manner of handling the salt pile and extension of the period of the activities on the Sallent site beyond June 30, 2017. As at the date of the report, ICL Iberia's environmental mining license, had not yet been renewed by the Government of Catalonia. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Spain Mining License Matters.”

As part of the expansion plan in Spain on the Suria site, production of potash at the Cabanasas mine is expected to increase up to approximately 0.8 million tons per annum when production at the Vilafruns mine ceases and is expected to reach approximately 1.1 million tons per annum (double the current levels produced in the Cabanasas mine) two years after production at Vilafruns ceases. In the third stage, mining of the potash is expected to increase up to about 1.3 million tons per year in the future. ICL owns all of the land on which the Spanish surface facilities are located. See Item 4. Information on the Company—B. Business Overview—Segment Information— ICL Potash - Production.”

The Spanish government owns all of the underground mining rights and has granted ICL concessions to conduct mining operations under the land. See “Item 4. Information on the Company — D. Property, Plants and Equipment – Concessions and Mining Rights — Spain” below.

The Cabanasas and Vilafruns mines are both in the province of Barcelona and are located approximately 530 to 900 meters below ground. Each mine has two access points and the mining is by a modified room and pillar method. All of the mine sites are served by roads and are near major highways.

Extraction of potash from underground mines in Spain is carried out by mining sylvinite (a mixture of potash and salt found in varying potash concentrations). The potash is separated from the salt in production plants near the mines. For a description of our efficiency plan at ICL Iberia (IBP), see “Item 4. Information on the Company—B. Business Overview—Segment Information— ICL Potash—Production.”

Potash was first discovered in 1912 at Suria and commercial development was started in 1920. ICL purchased its three Spanish mines in 1998. Potash of late Eocene age occurs in the northeast corner of the Ebro Evaporite Basin which lies along the southern flank of the Pyrenees. Sylvinite and carnallite are found towards the top of the Cardona Halite at depths which vary considerably as a result of deformations associated with the Pyrenean fold and thrust belt. The potash layers (in their underground form) can, in places, be contorted on a local scale due to the said deformation of the area. Two main potash seams are mined in the Capa A and Capa B deposits at both the Vilafruns and Cabanasas mines. Within these seams, sylvinite occurs in the joining of thin layers of halite in each of the seams. The sylvinite is high grade and with very low levels of insolubles.

The Company owns and operates two processing plants – one in Suria and one in Sallent. The processing at these plants includes crushing, grinding, desliming, froth flotation and drying. All of the power utilized by our Spanish mining operations is purchased from third-party electric companies.

The following table sets forth, the quantities and grades of the potash ore extracted from the mines and processed in the plants in Spain, for the three years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
	2016	2015	2014
Sallent
Ore processed (in millions of metric tons)	2	2	2
Grade (% KCl)	23%	23%	23%
Suria
Ore processed (in millions of metric tons)	2	2	2
Grade (% KCl)	26%	26%	25%
Total
Ore processed (in millions of metric tons)	4	4	4

United Kingdom

ICL’s mining operations in the United Kingdom are conducted by its wholly owned subsidiary, ICL UK. ICL’s mine and processing plant are located approximately 340 kilometers north of London and approximately 40 kilometers east of Middlesbrough, England in the North York Moors National Park. The mine was originally designed, developed and operated by Imperial Chemical Industries and Charter Consolidated and the first potash was extracted in 1973. ICL purchased the mine, including mining leases and mineral extraction licenses, in 2002 from the then-owner, Anglo American Corporation.

ICL’s mining operations in the United Kingdom are conducted both under land and under the North Sea. Mining operations are conducted at depths up to much as 1,300 meters below ground onshore and 850 meters below the surface of the North Sea. The operations under the North Sea are currently conducted as far as 14.5 kilometers offshore. Although ICL owns the land on which the minehead and related surface operations are conducted, substantially all of the United Kingdom subsurface operations are conducted either under land that it does not own or under the North Sea, which it also does not own. ICL has the right to conduct our mining operations pursuant to the mining leases and mineral extraction licenses described below. See “Item 4 Information on the Company—D. Property, Plants and Equipment—Concessions and Mining Rights” below. Extraction of potash from underground mines in the United Kingdom is carried out by mining sylvinite (a mixture of potash and salt found in varying potash concentrations). The potash is separated from the salt and from insoluble materials in processing plants located near the mines.

ICL’s United Kingdom mining operations are situated close to the western limits of potash and salt deposition in the Zechstein Basin extending inland in the United Kingdom and below the North Sea into Germany. The potash seam is of the Permian Evaporite Series and is overlain by some 800 meters to 1,300 meters of younger sedimentary rocks. The potash seam averages 7 meters in thickness but varies from zero to more than 20 meters in thickness. An approximately 11-meter-thick polysulphate layer exists approximately 150 meters below the potash deposits. ICL UK has evaluated the potential of this polysulphate as a separate resource, and also completed an access decline into the polysulphate bed in 2010 from one of their main salt roadways.

ICL’s United Kingdom mine has been extensively explored using a combination of surface (sparse) and underground drilling. The underground long hole (horizontal) drilling and 3-D seismic (offshore) surveys are used to delinate areas of minerals well in advance of mining. The mine is accessed by two vertical shafts. One shaft hoists potash and salt and the other provides service access. Mining currently takes place in two discrete areas. Mining is by continuous mining with shuttle cars and by a modified room and pillar method. The mine has been designated as a “gassy” mine, containing methane gas. Supply of the electricity to the Company's mining operations in the United Kingdom is powered primarily by electricity purchased by the local electricity company. There is also a power plant on the site that converts gas into electricity and supplements the electricity supply required for execution of the mining operations.

ICL’s raw material processing operations include crushing, desliming, grinding, froth flotation, formulation and drying. The plant was built in 1971 and is properly maintained on an ongoing basis in order to preserve the existing production capacity.

The following table sets forth, the quantities and grades of the potash ore extracted from the mine in the United Kingdom and the insoluble clay minerals, for the three years ended December 31, 2016, 2015 and 2014.

	Year Ended December 31,
	2016	2015	2014
Potash Ore (millions of metric tons)	2	3	3
Grade (% KCl)	36%	33%	32%
Grade (% insoluble)	11%	13%	15%

During 2016, the Company has decided to accelerate the transition from extracting and producing potash to producing polysulphate at its ICL UK mine. ICL will act to expand the polysulphate market by means of, among other things, development of a wide range of innovative polysulphate products. During the accelerated production period of polysulphate, mining of the economically viable potash reserves will continue until they are fully depleted, albeit at a slower rate than in 2015 and 2016. In 2017, the Company is planning to produce about 450 thousand tonnes of polysulphate and to increase the production up to about 1 million tonnes in 2019.

A new processing plant for PolySulphate was established in 2016.  This plant uses simple crushing and screening processes to produce standard and granular products in approximately 50:50 ratio. Research is currently underway regarding methods to further enhance these products through compaction, granulation, blending and micronutrient addition which, in combination, is anticipated to deliver high value new fertilizer products into the market.

China

In October 2015, the Company completed establishment of a 50/50 joint venture (“YPH JV”) with Yunnan Phosphate Chemicals Group Corporation Ltd. (“YTH”), which is controlled by ICL and consolidated in its financial statements.

YPH JV operates an open-pit mining site named Haikou (the "Haikou Mine") that is located alongside the Haikou Town, in the Xishan district, proximate to the city of Kunming. YPH JV holds a concession for the Haikou Mine that expires in 2043, and also holds a concession for mining phosphates through November 2018 in an additional mine named Baitacun (the "Baitacun Mine"), which is located several kilometers from the Haikou Mine, wherein the mining activities have not yet commenced. YPH JV expects to request renewal of the Baitacun concession prior to its expiration. As of the date hereof, the access to these mines is by means of a network of roads, as well as an accessible rail network that links to state rail lines. From current operations at the Haikou Mine, the production capability of YPH JV is approximately 2.5 million tonnes per year.

The Haikou Mine has been in operation since 1966 and is spread over 9.6 square kilometers; and the Baitacun Mine area is spread over 3.08 square kilometers with no mining operations to date.

The Haikou Mine is split into 4 areas. The phosphate sources in areas 1 and 2 have been almost fully depleted. The mining in area 3 began in 2015 and the mining activities in area 4 are scheduled to start in 2018.

The phosphate deposits at both mines are part of an extensive marine sedimentary basin and are situated in two layers – an upper layer and a lower layer. The thickness of the upper layer varies from 2.5 to 11 meters and is about 7.6 meters on average while the thickness of the lower layer varies from 2 to 9 meters and is about 6.1 meters on average. The mining is executed based on layers, in accordance with the quality thereof. Each layer has 3 quality categories: Grade I (highest grade > 30% P2O5), Grade II (24-30% P2O5) and Grade III (15-24% P2O5). The Haikou Mine is structurally moderately complex which requires precision mining that is accomplished through use of relatively small mining tools. The phosphate is covered by hard rock layers that require blasting, except for the upper ground level, which is removed and used for reclamation of the mined areas. The phosphate layers are partially hard and require blasting.

The phosphate is low organic type, and as such it is suitable for phosphoric acid production.

The mining in the Haikou Mine is via open mining using conventional methods by means of drilling and blasting, hydraulic excavators, mining trucks and tractors for mining phosphates.

In the first stage: mining of the upper ground level is being stripped, and stored or spread out over mined areas for purposes of reclamation. In the second stage: drilling, blasting and stripping of the upper overburden level. In the third stage: mining of the phosphate is performed by drilling and blasting of every layer separately (between which an interburden layer exists having a thickness of 11 meters, which is also drilled, blasted and stripped) and the phosphate is then loaded on truck and being transported to the beneficiation plants.

Based on the patches appearance of the medium and high grade phosphate, the mining is performed through use of small mining tools, trucks with a capacity of 40 tonnes and excavators have a bucket capacity of 3 to 6 cubic meters.

Close to the Haikou Mine there are 2 beneficiation plants: flotation and scrubbing. These facilities are accessible by roads, and for the scrubbing plant also by train. The output of these facilities is designated for the phosphoric acid production plants of Yunnan Three Circles Chemical Co. Ltd. ("3C"), a fully owned subsidiary of YPH JV. 3C has a production site for acids and fertilizers, located several kilometers from the Haikou mine, which includes five sulfuric acid factories, three green phosphoric acid factories, one factory for manufacture of technical grade white phosphoric acid and six fertilizer factories. These factories are powered by a heat power generator, having a capacity of 9MW, which is located on the site. The power is a by-product of the phosphoric acid production process. These facilities have been continuously developed and maintained for the last 40 years and are in a good condition (total net book value of the YPH JV (100%) as at December 31, 2016 is about $160 million). The site is located several kilometers from the Haikou Mine. Access to the site is by road and train.

Mining activities have not yet commenced on the Baitacun Mine, as development at the Baitacun Mine by YPH JV is still in the exploratory stages. The initial geological survey was conducted by the Chinese government and the area is ready for planning of the mining operations. However, since the ratio of the overburden material to the phosphates in this area is high, the mining operations, to the extent they are ultimately commenced, will be postponed to later stages, if any.

Because it is not currently planned to commence mining operations at Baitacun in the near future, we have not yet completed a study to determine if it has SEC Guide 7 compliant reserves.

The following table sets forth for the periods indicated the amount of our total mine production of raw ore in the Haikou Mine (and the relevant grade) supplied to our beneficiation plants:

	Year Ended December 31,
	2016	2015*
Millions of metric tons produced	2.2	0.6
Grade (% P2O5 before/after beneficiation)	20.4/29.2	22.1/28.3

* Information for Q4 2015 only – commencing from the date ICL acquired the Haikou mine.

The following table sets forth (for the two years ended December 31, 2016, 2015,) the approximate amounts of product produced after processing by our operations in Haikou:

	Year Ended December 31,
	2016	2015*
	thousands of metric tonnes	thousands of metric tonnes
Phosphate Rock	1,798	569
Green Phosphoric Acid	617	159
Fertilizers	790	149
White Phosphoric Acid (TG)	37	-

*Information for Q4 2015 only – commencing from the date ICL acquired the Haikou mine.

Concessions and Mining Rights

Israel

ICL Dead Sea Ltd. Concession.

Pursuant to the Israeli Dead Sea Concession Law, 1961 (hereinafter – “the Concession Law”), as amended in 1986, and the concession indenture attached as an addendum to the Concession Law, DSW was granted a concession to utilize the resources of the Dead Sea and to lease the land required for its plants in Sodom for a period that is expected to end on March 31, 2030, accompanied by a priority right to receive the concession after its expiration, should the Government wish to offer a new concession to a third party.

In 2015, the Minister of Finance appointed a team for determination of the “governmental activities to be conducted towards the end of the concession period”. The public’s comments regarding its positions and viewpoints in connection with the end of the concession were submitted to the team. The team was asked to submit its recommendations to the Minister of Finance by May 2016, however to the best of the Company’s knowledge up to the date of the report the team had not yet submitted its recommendations. There is no certainty as to what the recommendations of this committee will be with regard to the procedures that the government will undertake in connection with the existing concession and as to the manner in which future mining rights will be granted.

In addition, the Minister of Finance appointed a team headed by the Accountant General designated to establish the manner in which, according to the current concession, the replacement value of DSW’s tangible assets will be calculated in the event such assets are returned to the government at the end of the concession period. The actual calculation will be executed only in 2030. The team was requested to submit its recommendations to the Minister of Finance by March 2015. In January 2017, the Accountant General sent a letter to the Chief Economist – the Supervisor of the State’s revenues wherein she noted that recently the position of the Division of the Accountant General in the Ministry of Finance regarding the arrangement covering the assets was finalized (but was not published), however in light the expected changeover of the Accountant General, the draft position report is being transferred to the incoming Accountant General for completion of the work. At this stage, there is no certainty regarding the recommendations of the new Accountant General. In addition, there is no certainty as to how the Government will interpret the Concession Law, the manner in which this process and methodology will ultimately be implemented, and how the value of the tangible assets will be calculated.

In consideration of the concession, DSW pays royalties to the Government of Israel, calculated at the rate of about 5% of the value of the products at the factory gate, less certain expenses, where according to the salt harvesting agreement, which was signed in July 2012, the royalties rate in respect of the annual quantity of potash sold in excess of 1.5 million tons is 10% (in place of 5%). In addition, according to the salt harvesting agreement, if legislation is enacted that changes the specific fiscal policy in connection with profits or royalties deriving from mining of quarries from the Dead Sea, the Company’s consent will not apply regarding the increase in the royalties’ rate on the surplus quantities referred to above, commencing from the date on which additional tax is collected as stated in the legislation. In November 2015, the Economic Efficiency Law was published, including implementation of the Sheshinski Committee’s recommendations, which address royalties and taxation of excess profits from Dead Sea minerals. The law entered into effect on January 1, 2016.

DSW granted a sub-concession to Dead Sea Bromine Ltd. (hereinafter – “the Bromine Company”) to produce bromine and its compounds from the Dead Sea, the expiration date of which is concurrent with the DSW's concession. The royalties in respect of the products manufactured by the Bromine Company are received by DSW from the Bromine Company, and DSW then pays them over to the State.

In addition, there is an arrangement relating to payment of royalties by Dead Sea Magnesium (hereinafter – “DSM”) for production of metal magnesium by virtue of a specific arrangement with the State provided in the Government’s decision dated September 5, 1993. Pursuant to the arrangement, royalties are paid by DSM on the basis of carnallite used for production of magnesium. The arrangement with DSM provides that during 2006 the State may demand a reconsideration in connection with the amount of the royalties and the method or their calculation for 2007 and thereafter. The State’s demand for reconsideration, as stated, was first received at the end of 2010, and the matter is presently in an arbitration proceeding.

In 2007, a letter was received from the previous Accountant General of the Israeli Ministry of Finance, claiming an underpayment of royalties amounting to hundreds of millions of shekels. Pursuant to the concession, disputes between the parties relating to the concession, including royalties, are to be decided by an arbitration panel of three arbitrators (each side appoints an arbitrator and these two appoint the third).

For additional details regarding the arbitration proceeding and the provision recorded by the Company in 2015 and 2016 stemming from the partial arbitration decision – see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” and Note 20 to our audited financial statements.

In 2016, 2015 and 2014, ICL Dead Sea paid current royalties to the Government of Israel in the amounts of $53 million, $97 million and $84 million, respectively. In addition, in 2015, the Company paid an amount of $152 million, in respect of royalties relating to prior periods.

In addition, ICL Dead Sea pays the Israel Lands Authority lease rentals in respect of the leases as defined in the concession certificate. The amount of the payment and the related update mechanism is provided in the agreement signed with the Israel Lands Authority (formerly the Israel Lands Administration) in 1975.

Rotem Concession.

Rotem has been mining phosphates in the Negev in Israel for more than sixty years. The mining is conducted in accordance with phosphate mining concessions, which are granted from time to time by the Minister of National Infrastructures, Energy and Water under the Mines Ordinance, through the Supervisor of Mines in his Office (hereinafter – ‘‘the Supervisor’’), accompanied by mining authorizations issued by the Israel Lands Authority (hereinafter – ‘‘the Authority’).

ICL Rotem has the following two mining concessions, which cover a total area of approximately 55,327 acres:

1.	Rotem Field (including the Hatrurim field) — valid up to the end of 2021;

2.	Zafir Field — (Oron-Zin) — valid up to the end of 2021;

The Oron concession was first granted in 1952. The Zin concession was first granted in 1970 as part of the Oron concession and the joint concession was subsequently renamed Zafir. The Zafir concession (consisting of both the Oron and Zin sites) was renewed every 3 years, and in 1995 it was granted for 10 years and thereafter in 2002 it was granted up to 2021. The Rotem concession was first granted in 1970 and, similar to the Zafir concession it was granted in 1995 for 10 years and in 2002 it was granted up to 2021. In 2011, the Supervisor of Mines expanded the area of the Rotem concession by joining the Hatrurim site to the area of this concession, and the matter was transferred to Israel Lands Authority for handling of expansion of the permissible mining area to the Rotem field, in accordance with expansion of the concession area.

There is no express tender process under the Mines Ordinance for every reserve certificate, and up to now no phosphate mining rights have been offered in a competitive process, however, a legislative change from the end of 2015 regarding royalties mentions the possibility of offering mining rights in a competitive process. Given the high cost of constructing the Company’s downstream processing and production facilities (which any other bidder would need to construct near the fields), the Company has not faced competition for these concessions in the past. The concessions relate to the quarry (phosphate rock) whereas the other authorizations relate to use of land as active mine sites.

Mining royalties

As part of the terms of the concessions in respect of mining of the phosphate, Rotem is required to pay the State of Israel royalties based on a calculation format stipulated in the Israeli Mines Ordinance. In January 2016, a legislative amendment entered into effect covering implementation of the recommendations of the Sheshinski Committee that changed the format for calculation of the royalties, increased the rates from 2% to 5% of the value of the quarried material and left the Supervisor of Mines the possibility of collecting royalties at a higher rate if he decides to grant a mining right in a competitive process wherein one of the selection indices is the royalty rate.

Planning and building

The mining and quarrying activities require zoning approval of the site based on a plan in accordance with the Israeli Planning and Building Law, 1965. These plans are updated, as needed, from time to time. As at the date of the report, there are various requests at different stages of deliberations pending before the planning authorities.

In November 2016, the District Board for the Southern District approved a detailed site plan for mining phosphate in the Zin-Oron area. This plan, which covers an area of about 350 square kilometers, will permit the continued mining of phosphate located in the Zin valley and in the Oron valley for a period of 25 years or up to exhaustion of the raw material – whichever occurs first, with the possibility for extension (under the authority of the District Planning Board).

The Company is working to promote the plan for mining phosphates in Barir field (which is located in the south part of South Zohar field) in the Negev Desert. In December 2015, the National Planning and Building Council approved the Policy Document regarding Mining and Quarrying of Industrial Minerals (hereinafter – “the Policy Document”), which includes, among other things, a recommendation to permit phosphate mining in the Barir field. The Policy Document that was approved will serve as the basis for preparation of a national outline plan (hereinafter – “the National Outline Plan”) for mining and quarrying, which is also to be submitted for approval by the National Planning and Building Council. Along with the approval of the Policy Document, the National Planning and Building Council instructed the Planning Administration to raise the matter of the directive to prepare a detailed plan for the Barir Field at one of its upcoming meetings.

In the beginning of 2016, the National Outline Plan (NOP 14B), which includes the South Zohar was submitted, for comments by the various committees, which provided their comments and recommendations toward the end of 2016. On February 14, 2017, a hearing was held by the Committee for Principle Planning Matters, whereat decisions were made with respect to the continued advancement of mining in the South Zohar field. Concurrently, and based on a decision of the National Planning and Building Board, instructions were prepared by the competent authorities with respect to performance of an environmental survey of the Barir field for purposes of its further advancement. The said instructions are expected to be brought for approval of the National Planning and Building Board during 2017.

In February 2016, the municipality of Arad, together with several other plaintiffs, including residents of the town Arad, and the communities and Bedouin villages surrounding the area, filed a petition with the Israeli Supreme Court sitting as the High Court of Justice against approval of the Policy Document that authorized phosphate mining in the South Zohar field due to, among other things, a fear of potential environmental and health dangers they contend will occur. Rotem was joined as a respondent to the petition. In February 2017, the Company submitted a statement of defense. The Company estimates that the chances that the petition will be accepted are low. The Company believes that the mining activities in South Zohar do not involve any risks to the environment or to people. There is no certainty that the National Outline Plan and the South Zohar plan will be approved at all, in light of, among other things, the opposing position of the Health Ministry. Moreover, there is no certainty regarding the timelines for the submission of the Plans, the approval thereof, or of further developments with respect to the South Zohar. If mining approval is not received for South Zohar, there will be a significant impact on the Group’s future mining reserves in the medium and long term. The hearing in the High Court of Justice is scheduled to take place on March 20, 2017.

In 2016, 2015 and 2014, Rotem paid royalties to the State of Israel in the amounts of $5 million, $4 million and $3 million, respectively.

Under the terms of the concessions and in order to continue to hold the concession rights, ICL Rotem is required to comply with additional reporting requirements, in addition to the payment of royalties.

Spain

The Spanish government owns all of the underground mining rights and has granted the Company concessions to conduct mining operations under its land pursuant to mining legislation enacted in 1973 and related regulations. The mining permits (or concessions) in Spain are administrated by the regional governments (in Catalonia, the Generalitat), except those specially reserved areas that are still administered by the Spanish central government. There are several such areas in Spain, including Reserva Catalana. ICL Iberia (IBP) owns 126 mining concessions. Two separate and independent processes of paying fees and renewals are thus involved.

Originally, the concessions were divided among several mining companies in the area. However, as companies were acquired or relinquished their concessions, ICL Iberia (IBP) obtained these concessions. As a result, ICL Iberia (IBP) now holds mining concessions for each of 126 different relevant sites for the Company’s current and potential future mining activities. As part of the renewal process, the Company must prepare and present a basic technical report describing the intended use of the mines. The concessions cover a total area of 42,489 hectares in the province of Barcelona and 26,809 hectares in the province of Lerida. The mining royalties in 2015 amounted to approximately €170 thousand.

Regarding "Reserva Catalana", an additional site wherein mining has not yet been commenced, it was clarified that in 2007 a process was commenced for extension of the concession period, which ended in 2012, for an additional 30 years. In light of the changeover of the governments in Spain, the administrative processes of the National Mining Authority with respect to extending the concession period have not yet been completed. As at the date of this Annual Report, ICL Iberia is in the process of renewing the rights. According to the Spanish authorities, the concession period is valid until a final decision is made regarding renewal of the concession period.

ICL Iberia (IBP) applies well in advance for concessions for the mining areas. As at the date of this Annual Report, ICL Iberia (IBP) has not had any serious difficulties in renewing those leases in the past. The earliest renewal required for any of the 126 existing relevant concessions will be in 2037, and most of the concessions are effective up to 2067. The length of the planned life of the Cabanasas mine, given the first stage and the second stage of the expansion plan, is 23 years. As is required by law, the concessions must be renewed prior to the expiration date. If a concession were to expire for some reason, a bidding process would start.

United Kingdom

United Kingdom Mining Concession.

The mining rights of a subsidiary in the United Kingdom (hereinafter – ICL UK), are based on approximately 114 mining leases and licenses for extracting various minerals, in addition to numerous easements and rights of way from private owners of land under which ICL UK operates, and mining rights in the North Sea granted by the British Crown (Crown Estates). The said mining rights cover a total area of about 374 square kilometers. As at the date of the report, all the lease periods, licenses, easements and rights of way are effective – some of the said periods will continue up to 2020 whereas some will continue up to 2038.

All of ICL UK's older lease agreements (about 74 agreements) were signed for a period of 50 years in the 1970s, so most of these run until the early to mid-2020s, except for the leases with the Crown Commissioners (Crown Estates) for the offshore rights in the North Sea, which were recently renewed and expire in 2035. The lease with the Crown Commissioners includes provisions to explore and exploit the polysulphate mineral. The recently acquired leases (about 40 agreements) were obtained in the late 1990s and early 2000s, and they all have a 35-year lease period with a 35-year option to extend the lease. For purposes of signing the lease agreements, ICL UK used local solicitors and contacted the individual landowners. Renewal of the onshore lease currently covering about 18% of reserves area at our mine in the United Kingdom was extended to the end of 2020 (one large lease is involved). Historically, the renewal of leases has not been problematic and we believe that we have or will receive all government approvals and permits necessary for our reserves in the United Kingdom. In the Company’s estimation, there is no competition for mineral leases because ICL UK has already secured the planning permission (“Planning Permission”) for potash and rock-salt extraction in the area and has all the necessary government approvals and permits for mineral extraction. Planning permission, which is granted by local authorities in the United Kingdom, is the permission required in order to be allowed to build on land or change the use of land or buildings. The current license is valid up to 2023, and accordingly a new agreement must be signed with North York Moors National Park on later than 2020. ICL UK is taking action to extend the planning permit by forty years. In the past, when leases expired, there has been no interest from other companies and there is no competitive bidding. ICL UK has a preferential right to renew the leases as it has the Planning Permission to extract potash-bearing minerals. The entities involved in renewing or obtaining new leases are ICL UK, local solicitors and individual landowners who own the mineral rights, as described above. The particular conditions that must be met in order to retain the leases are payment of annual fees and a royalty payment for minerals extracted from the property to the landowner.

Several small areas remain with no mining lease as these are areas where either the mineral owners have refused to grant a lease or mineral ownership is in many small patches having a number of different owners. However, none of these has a significant impact on exploration or development and at the date of the report, there are no plans to pursue them in the future.

ICL UK currently has long-term mineral lease agreements covering more than 70% of the area. Based on past experience, the Company is confident that it will be able to obtain the remainder of the resource and reserve leases, if necessary. In addition, based on past experience, no competition is anticipated in obtaining mineral lease agreements for potash mineral leases and our few failures to obtain leases in the past have been limited to very small leases that can easily be circumvented during mining. The small area of leases that ICL UK does not have involve situations where the individual landowners have refused to sign mineral leases and no other party has been granted a lease.

United Kingdom Concession. A UK subsidiary from ICL Specialty Fertilizers (hereinafter – Everris UK), has peat mines in the UK (Creca, Nutberry and Douglas Water). Peat is used as a raw material for production of detached beds for soil improvement and use as soil substitutes in growing media. The Nutberry and Douglas Water mining sites are owned by Everris UK, while the Creca mine is held under a long-term lease. The mining permits are granted by the local authorities and are renewed after examination of the local authorities. The mining permits were granted up to the end of 2024.

China

YPH JV holds two phosphate mining licenses that were issued in July 2015 by the Division of Land and Resources of the Yunnan district in China. With reference to the Haikou Mine (hereinafter – Haikou), the mining license is valid up to January 2043, whereas regarding the Baitacun Mine (hereinafter – Baitacun), the mining license is valid up to November 2018. YPH JV is expected to request a renewal of the Baitacun concession prior to its expiration date. Nevertheless, in the foreseeable future the Company does not plan to carry out a mining operation in Baitacun.

Acquisition of mining rights

According to the Mining Concession Grant Contract of Haikou, which was signed in November 2012 between YPC (the prior owners of the rights in the mine), and the Land and Resources Department of Yunnan Province (together with its local equivalent – "the Resources Department"). The mining rights relating to Baitacun were also previously owned by YPC. However, YPC did not enter into a concession agreement covering these rights that were received prior to publication of the relevant PRC laws requiring the Resources Department to sign such an agreement. As part of formation of YPH JV, in October 2015, the mining rights related to Haikou and Baitacun were transferred to YPH JV.

Renewal of Mining License

In order to retain the Haikou and Baitacun mining licenses, YPH JV must comply with the provisions of the relevant Chinese laws and regulations regarding mining activities. In particular, YPH JV is required to conduct an annual examination with regard to its mining licenses. The items to be examined in the annual examination mainly include the following issues: whether the taxes, fees and premiums relating to the mining licenses and mining activities conducted by the company have been paid in full; whether the annual reserves report (as applicable) has been submitted; whether various mining parameters have met the standards required by law; whether land reclamation has been conducted; and whether any sanctions have been imposed on the company or there are violations of laws by the company. In addition, YPH JV has to submit the renewal application to the Resources Department 30 days prior to expiration of the applicable mining license.

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

Natural Resources Tax

With respect to the mining rights, up to July 2016, YPH JV was required to pay the authorities a “Mineral Resources Compensation Fee” at the rate of 2% of YPH JV’s revenues from sales of phosphate rock mined. In addition, YPH JV was required to pay a “Resource Tax”, of 15 yuan per tonne of YPH JV’s phosphate rock mined from the mines. Commencing from July 2016, the new Natural Resources Tax Law (hereinafter – “the Law”) entered into effect, which includes phosphate rock. Pursuant to the Law, instead of 15 yuan as stated above, YPH JV will pay tax of 8% of the selling price based on the market price of the rock prior to its processing. In addition, as part of the Law, the “Mineral Resources Compensation Fee” at the rate of 2% was cancelled, this being from the effective date of the Law.

In light of that stated above, in 2016, YPH JV paid $6 million.

Grant of Mining Rights to Lindu

In February 2016, YPC issued a statement whereby in 2010 YPC entered into agreements with the local authority of Jinning County, Yunnan Province and Jinning Lindu Mining Development and Construction Co. Ltd. (“Lindu Company”), according to which Lindu Company is permitted to mine up to two million tonnes of phosphate rock from a certain area measuring 0.414 square kilometers within the area of the Haikou mine (hereinafter - “the Daqing Area”) and to sell such phosphate rock to any third party in its own discretion.

Prior to establishment of YPH JV, YPC proposed to the local authority of Jinning County and Lindu Company to swap the rights granted to Lindu Company in the Daqing Area with another area that is not a part of the Haikou mine, and Lindu Company will mine in that area. In March 2016, in a meeting held between YPC, ICL and other relevant parties, YPC stated that it could not exchange its other mines to replace the Daqing Area since Lindu Company’s benefit is connected to the Daqing Area. Under the above mentioned statement, YPC has undertaken that YPH JV’s mining right in the Haikou mine will not be adversely affected by the above-mentioned arrangements regarding Lindu Company’s mining rights within the Daqing Area. At YPH’s Board meeting held in November 2016, it was decided that YPH should conduct further communications with YPC and Lindu Company, for the purpose of protecting YPH’s legal rights and to urge the parties to reach a fair, just, and reasonable solution to this issue, as soon as possible. In light of the above, ICL didn’t include this area as part of YPH reserves.

Reserves

The Company believes it has a broad and high-quality mineral reserves base due to its strategically-located mines and facilities. “Reserves” are defined by SEC Industry Guide 7 as that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserves determination. Industry Guide 7 divides reserves between “proven (measured) reserves” and “probable (indicated) reserves,” which are defined as follows:

•	Proven (measured) reserves. Reserves for which (1) quantity is computed from information received from explorations, channels, wells and drillings; grade and/or quality are computed from the results of detailed sampling and (2) the sites for inspection, sampling and measurement are spaced so closely to each other so that the geologic character is well defined that size, shape, depth and mineral content of reserves can be reliably determined.

•	Probable (indicated) reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for survey, sampling, and measurement are further apart or are otherwise less efficiently spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

ICL categorizes its reserves in accordance with these SEC Guide 7 definitions, as stated above. The quantity, nature of the mineral reserves and estimate of the reserves at each of the Company’s properties are estimated by its internal geologists and mining engineers.

Israel

The following table sets forth information regarding our estimates of our phosphate reserves in Israel (all of which are wholly owned by us) as of December 31, 2016:

	Category	White Phosphate	Low Organic Phosphate	High Organic Phosphate	Bituminous Phosphate	Recoverable Reserves	Average Grade
		(millions of metric tonnes)	(millions of metric tonnes)	(millions of metric tonnes)	(millions of metric tonnes)	(millions of metric tonnes)	(% P2O5)
Rotem	Proven	-	13	-	-	13	26%
Zin	Proven	-	16	14	4	34	25%
Oron	Proven	22	6	-	-	28	24%
Total (Proven)		22	34	14	4	74

In determining these reserves, a cut-off grade of 20% to 25% P2O5 was applied, depending on the processing characteristics of the phosphate rock and the existing processes. The cut-off grade differs for each mine in accordance with the beneficiation process and enrichment capacity: a cut-off grade of 20% P2O5 was applied at Oron, a cut-off grade of 23% P2O5 was applied at Zin, and a cut-off grade of 25% P2O5 was applied at Rotem. The cut-off grade for Oron is lower because ICL Rotem has the appropriate beneficiation process for chalk phosphate, which characterizes the white phosphate and, therefore, the beneficiation process, through the flotation process, is extremely efficient. The cut-off grade for the Rotem mine is higher because the beneficiation process there has a limited grinding and flotation system, and only medium to high grade phosphate can be fed (which is appropriate for the existing reserves at Rotem). The cut-off grade for Zin is slightly higher than that of Oron because of the presence of marl and clay that reduces the efficiency of the enrichment process. For purposes of determining the cut-off grade, utilization and quantities parameters account was taken of the geology factors (continuity, structure), mining method, mining dilution, plant utilization, technical feasibility, operating costs, and historical and current product prices. The parameters employed in the calculation are as follows: on-site tonnes (multiplying area by layer thickness and phosphate density); recoverable tonnes (tonnes of mineral which can be mined, taking into account mining dilution); mineable tonnes (recoverable tonnes from which the tonnes produced are deducted); stripping ratio (the quantity of waste removed per tonne of phosphate rock mined); planned dilution; cost per tonne for mining (typically related to transport distance to beneficiation plant); cost per tonne including reclamation; and unplanned dilution (5% unplanned dilution is taken into account based on the data from the mining in and the data from the problematic areas). ICL Rotem’s yearly mining plan is not determined by the minimum cut-off grade, and fluctuations in commodity prices rarely affect its cut-off grade.

The cut-off grade calculations come from historical yield data and ICL Rotem’s historical experience with mining, and are adequately calculated and modelled by its geologists, operation engineers and economists. The calculation takes the ore grade in-situ, converts it into extracted ore with ICL Rotem mining method and estimates the plant yield depending on the grade. Economic modelling then gives the cut-off figures currently used by ICL Rotem.

The proven reserves above the cut-off grade were obtained from the calculated on-site resources taking into account the mining method, the rate of mining dilution, and in-plant recovery, based on ICL Rotem’s historical data. In order to convert the resources into reserves, account is taken, separately, of the mining dilution rate, mining method and the geological conditions, including, historical yield data, and are based on the previous five years’ experience. The mining dilution rate in the Company's mines in Israel’s southern region is 2.5% and takes into account the continuity of the layers and the geological structure. The quantity and grade of the calculated reserves are those that are expected to be transferred to the processing plant and are subject to recovery indices in the utilization plant. The updated utilization in the plant varies between the sites as it consists of historical yield data, which is currently between 46% (at Oron and Rotem) and 48% (at Zin). These differences in metallurgical recovery rates are due to differences in the beneficiation process at the different mines. Proven reserves have been explored by borehole intersections typically at 50 to 70 meters intervals. Each of the three plants at the mines has been developed over the past few decades for the optimum upgrading of the phosphate rock to concentrate ore containing typically 31% to 32% P2O5. The conversion ratio for most of the phosphate layers is 1.8 tonnes for every 1 cubic meter, where a conversion ratio of 2.0 tonnes per cubic meter is used for hard, calcareous beds. These factors are used on the basis of long experience and are considered to be reasonable.

In calculating the cut-off grade and reserves, an average of the previous three years’ market prices and operating costs was used as part of the calculations to ensure economic feasibility.

The three-year average market prices used to calculate our reserves in the Negev as of December 31, 2016 are as follows: $752 per ton for green phosphoric acid, $1,349 per ton for WPA, $1,321 per ton for MKP, $993 per ton for soluble MAP, $365 per ton for GTSP, $189 per ton for GSSP, and $100 per ton for phosphate rock.

In calculating the reserves, an average of the previous three years’ currency exchange rates were used to ensure economic feasibility. The three-year average currency conversation rates used to calculate our reserves in the south as at December 31, 2016 are as follows NIS 3.887 per $1.00, $1.11 per €1.00 and $1.53 per £1.00.

The life of the mine at Rotem is approximately 6 years based on reserves of 12.5 million metric tonnes of low organic/low magnesium phosphate (given the current annual mining volume). The low-organic, low-magnesium phosphates are suitable for phosphoric acid production. The annual production (mining) rate for the low-organic/low-magnesium phosphate at Rotem is 1.9 million metric tonnes per year.

The life of the mine at Oron is approximately 7 years based on a reserve of 22 million metric tonnes and an average production of 3.0 million metric tonnes per year of white phosphate (given the current annual mining volume). After proof of the feasibility made during 2015, the Company recognized an additional 6 million raw tonnes of low-organic phosphates were added to the report that may be sold.

In 2016, a reserve of about 7.0 million tonnes of white phosphate was added to the Oron reserves, due to approval of the new site plan for Oron Zin.

The life of the mine at Zin is approximately 10 years based on reserves of 33.5 million metric tonnes and a production of 3.1 million metric tonnes per year as follows (given the current annual mining volume):

•	Low-organic phosphate—1.7 million metric tonnes per year

•	High-organic phosphate—1.1 million metric tonnes per year

•	Bituminous phosphate—0.3 million metric tonnes per year

Due to the process improvements made by the Company that were completed in 2015, the balances of the reserves were increased by 9 million tonnes of high-organic phosphates at the Zin plant. These phosphates were defined as reserves, after conducting an assessment and proving that the phosphates can be enriched using the same processes currently in use at the Zin plant.

As described under “Item 4. Information on the Company—D. Property, Plants and Equipment—Mineral Extraction and Mining Operations —The Negev Desert”, ICL primarily uses white/low organic phosphate rock in its operations which it blends in bituminous phosphate. To utilize additional resources after the reserves are utilized, ICL will be required to modify its processes and to add costly technologies.

The Company believes that it has all the government approvals and permits necessary for its reserves in Israel.

Spain

The following table sets forth our estimated potash reserves for our Spanish mining operations (all of which are wholly-owned by us) as of December 31, 2016 (latest date for which information is available):

Mine	Reserve Category	Millions of metric tons	Average Grade (% KCl)
Cabanasas	Proven	16	26
	Probable	73	25
	Total Proven and Probable	89	25
Vilafruns	Proven	7	25
	Probable	-	-
	Total Proven and Probable	7	25
Total(1)	Proven and Probable	96	25

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

The proven and probable reserves above the cut-off grade were obtained taking into account the mining method, mining recovery, mining dilution, selective mining, striation, geological conditions and in-plant recovery, based on ICL Iberia’s (IBP) historical data. The mining recovery and dilution factors, which are required in the conversion of resources to reserves and take into account the particular mining method and the geological conditions at the respective mine, consist of historical yield data and are based on 18 years of historical data at the Cabanasas and Vilafruns mines and the mining recovery ranges from approximately 65% to 75% by ICL Iberia’s (IBP) “room and pillar” modified layout. Reserve quantity (in tons) and grade are quoted as those that are expected to be delivered to the treatment plant and are subject to metallurgical recovery factors. Metallurgical recovery factors consist of historical yield data and are based on the previous five years’ experience and current recoveries are 89.0% KCl for the Suria plant (which is adjacent to the Cabanasas mine) and 85.0% KCl for the Sallent plant (which is adjacent to the Vilafruns mine). Information from drillings, mostly at distances of 100 to 200 meter intervals while probable reserves have been explored by boreholes at intervals of up to 1,600 meter. The final product is well over 95% KCl to avoid quality losses.

In calculating the cut-off grade and reserves, an average of the previous three years’ market prices and operating costs was used as part of the calculations to ensure economic feasibility. The three-year average market price used to calculate our reserves for potash per ton of product in Spain as of December 31, 2016 is €219.2 per ton.

In calculating the reserves, an average of the previous three years’ currency conversion rates were used as part of the calculations to ensure economic feasibility. The three-year average currency conversation rate used to calculate our reserves as at December 31, 2016 is €0.86 per dollar.

The Suria plant utilizes ore mined from Cabanasas and has a current capacity to produce approximately 530,000 tons per annum of potash. The Sallent plant utilizes ore mined from Vilafruns and has a current capacity to produce approximately 500,000 tons per annum of product (this plant is planned to be gradually shutdown as Suria is upgraded).

The Company believes that it has all government approvals and permits necessary for the reserves in Spain.

United Kingdom

The following table sets forth our estimated potash reserves for our United Kingdom mining operations (all of which are wholly-owned by us) as of December 31, 2016:

Reserve Category	Millions of metric tons	Average Grade (% KCl)
Proven	3	35
Probable	-	-
Total Proven and Probable	3	35

In determining these reserves, a cut-off grade of ore containing 30% KCl was applied in both the south (onshore) and the north (offshore), for a seam having a height of 3.8 meters (although thinner sections of potash can be taken, with the inclusion of salt dilution in the floor of the seam) and the maximum distance from the shafts is 15 kilometers.

In calculating the cut-off grade and reserves, an average of the previous three years’ market prices and operating costs was used as part of the calculations to ensure economic feasibility. The three-year average market price used to calculate our reserves for potash per ton of product as at December 31, 2016 is £190 per ton.

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

Operating costs and historical and current product prices are taken into account, but the cut-off grade determination is largely influenced by optimization of the beneficiation process, in particular the flotation process, as the calculation is largely based on introducing the right grade of ore into the treatment plant.

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

In 2015, as a result of depletion due to continuing mining activities, changes in geological interpretation and no new conversion of resources to reserves from ongoing exploration activities, the reserves estimates were updated. In light of the reserve update, and assuming annual potash production of about 600 thousand tons and no conversion of resources into reserves, the potash production activities in the United Kingdom are expected to end in 2019.

In the Company’s mine in the United Kingdom, we believe there are sizable resources for the purpose of increased production of polysulphate (a mineral used in its natural form as a fertilizer for agriculture, a fertilizer for organic agriculture and a raw material for production of specialty fertilizers), the sale of which in commercial quantities began in 2012. The Company plans to improve the production capabilities and sales to the level of one million tons by 2020.

In calculating the reserves, no currency conversion factors were used as ICL UK works only in British pounds.

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

As stated above, during 2016, the Company decided to accelerate the transition from extracting and producing potash to producing polysulphate at its ICL UK mine. In 2016, ICL produced 248 thousand tonnes of polysulphate and sold about 197 thousand tonnes, for the total amount of about $25 million. In 2017, the Company is planning to produce about 450 thousand tonnes of polysulphate and to increase the production up to about 1 million tonnes in 2019. The Company is tracking this initiative and will provide reserve information in accordance with the SEC Guide 7 rules when this product becomes significant for the Company’s top line sales. As at the date of this Annual Report, our polysulphate production at the ICL UK mine has generated less than $25 million in sales and is not material. Accordingly, the Company has not presented reserve information for polysulphate at ICL UK.

The Company believes that it will obtain renewal of all the government leases and licenses necessary for the reserves in the United Kingdom.

China

During 2016 a geological model was built for Haikou Mine, and reserves calculation was done. The phosphate reserves are presented in the following table:

Haikou Mine has 59Mt (after deduction of 5%, losses 3% and dilution 2%) of proven reserves of phosphate rock which located in 4 separated blocks (blocks 1-4). The annual mining production rate is around 2.5Mta, and the reserves are sufficient for almost 24 years at such rate. Another 4.65Mt of phosphate is placed in several piles around the mine and this reserve will be fed to the flotation plant in the next few years

Reserves in Haikou Mine as of December 31, 2016:

	Category	Low Organic Phosphate	Average Grade
		(millions of metric tonnes)	(% P2O5)
Block 1	Proven	4.8	21.3%
Block 2	Proven	5.9	21.3%
Block 3	Proven	32.0	21.5%
Block 4	Proven	16.2	21.5%
Total (Proven)		58.9

The average quality of the phosphate is around 21.4% P2O5, and is divided into 3 grades: Grade I (highest grade) > 30% P2O5, Grade II 24-30% P2O5 and Grade III 15-24% P2O5. Around 20% of it has >27% P2O5 and is usually beneficiated in the scrubbing facility. However, because the scrubbing plant closed in 2016, with reopening expected in 2018, the higher grade phosphate goes with the remaining 80% of the phosphate, which has around 20% P2O5, to the flotation plant for beneficiation.

In determining these reserves, a cut-off grade of 15% P2O5 was applied in accordance with the flotation ability to produce usable concentrate rock (28.5% P2O5) which is the average quality required for the production of phosphoric acid in the Yunnan region. In practice we are able to process and sell all the phosphate that exists in the deposit. The phosphate layers’ borders are physically well defined, also had very low P2O5 content (usually around 5%), and the mining process does not leave any unmined phosphate behind.

The average market prices used to calculate our reserves in the Haikou as of December 31, 2016 are as follows: $338 per tonne for green phosphoric acid (MGA), $634 per tonne for white phosphoric acid (WPA), $850 per tonne for MKP, $213 per tonne for GTSP.

In calculating the reserves, an average of the previous years currency exchange rates were used to ensure economic feasibility. The average currency conversation rates used to calculate our reserves in the south as at December 31, 2016 are as follows NIS 3.887 per $1.00, $1.11 per €1.00 and $1.53 per £1.00 and 6.64 RMB per $1.00.

The life of the mine at Haikou is approximately 24 years based on reserves of 59 million metric tonnes (given the current annual mining volume); this phosphate is suitable for phosphoric acid production. The annual production (mining) at Haikou is 2.5 million metric tonnes.

The Company believes that we have all the government approvals and permits necessary for our reserves in China.

Logistics

Israel

Part of the output of ICL’s Dead Sea facilities is transported by a conveyor belt that extends for 18.1 kilometers to the railhead located at Tzefa in Mishor Rotem. Metal magnesium is transported by means of containers that are loaded on trucks from the Company's site in Sodom to the railhead at the Tzefa site. Thereafter, the Company transports the containers to the Haifa / Ashdod ports by means of train, and then transports the output from Mishor Rotem to the port of Ashdod, mainly by train. The Company built, owns and operates the conveyor belt. The Company also transports some of the output from the Dead Sea facilities by truck, mainly to the port of Eilat.

Most of ICL’s products, whether in solid or liquid state, are transported in bulk from Rotem, Oron and Zin by road or rail to either the port of Ashdod or Eilat. From Eilat, ICL’s products are transported by ship to markets in the Far East, and from Ashdod, they are transported by ship to Europe and South America.

Within the Rotem site, there is a rail loading facility that typically loads up to 30 wagons for each delivery. Approximately two million tonnes of products per year are transported by rail from the Rotem site to Ashdod. About a half a million tonnes of products are transported by road from Rotem to the port of Eilat, since there are no rail links between the Rotem site and Eilat.

ICL’s wholly owned subsidiary ICL Tovala is responsible for transporting phosphate rock from the Oron and Zin processing facilities in road-going rigid trucks and trailers. Each trailer has a payload of 40 tonnes. Approximately 200 thousand tonnes of rock leave Zin by truck for delivery to the port of Eilat. In addition, 300 thousand tonnes are transported from Zin to Rotem for further processing. About 1 million tonnes are transported from the Oron mine by truck for additional processing.

From Ashdod port, approximately 650 thousand tonnes of sulfur are transported to Rotem each year. In addition, sulfur arrives at the port of Ashdod from overseas, where it is loaded into road-going trucks and transported to the Company’s sulfur dispatch 5 kilometers away. At the depot, it is loaded into rail cars and then transported to Rotem.

The port of Ashdod is located on the Mediterranean coast, approximately 40 kilometers south of Tel Aviv and approximately 120 kilometers northwest of the Rotem site and the Tzefa site.

The port of Eilat is located in the far south of Israel on the Red Sea coast. It is approximately 180 kilometers due south of Rotem and about 200 kilometers from Sodom and is accessible by road. Shipments exiting the Eilat port are to the Far East, whereas sales to Europe and the U.S. exit from the Ashdod port. Sales of fertilizers and potash from Rotem and the Dead Sea are not shipped from the Haifa port since it has no infrastructure for loading bulk products and the cost of overland transport is more expensive than transport to Ashdod.

Spain

ICL Iberia (IBP) transports the minerals it mines from the Company's mines to the production plants as well as potash and salt from the factories and the mines to the port.

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

ICL Iberia (IBP) owns and maintains 1.5 kilometers and 3 kilometers of standard gauge railway at Suria and Sallent plants, respectively, that link to the national rail network. Each train set comprises of 850 ton payload comprising approximately 20 freight cars with two trains per working day. The rail route for potash transport from Cabanasas to the terminal in the port of Barcelona comprises an 82 kilometer rail route from Suria to Manresa to the port of Barcelona and 88 kilometers from Vilafruns to the same destination. ICL Iberia (IBP) owns and operates its own port facilities, which consist of bulk salt and potash storage facilities, comprised of freight-car and rail-truck conveyor unloading facilities and product storage warehouses.

The Cabanasas/Suria and Vilafruns/Sallent complexes have one rail load out system each for the rail to port transport systems. The train traction engine and part of the bulk freight car rolling stock is operated by the owner and operator FFCC (Ferrocarrils de la Generalitat de Cataluña).

The facilities of the port of Barcelona are managed by ICL Iberia’s subsidiary Tramer and comprises an area of 13 thousand square meters divided into three zones. As part of the plan for increasing ICL Iberia's (IBP) production capacity, an upgrade is being made of the logistical infrastructure at the mine (entrance ramps into the mine), the factories and the Company's berth in the Barcelona port, in such a manner that will permit production, transport and export of about 2.3 million tons of potash per year.

United Kingdom

The Boulby mine in the United Kingdom is connected by a network of roads running over 11 kilometers southward from the mine entrance, as well as a network of underground roads extending 15.5 kilometers from the mine entrance in the direction of the North Sea. Up to the end of 2016, tunnels having a length of more than 1,000 kilometers were opened during the salt and potash mining activities, of which 80 kilometers are still open for purposes of the present production. The mine has easy access to the national road and train transportation routes. The mine receives good quality drinking water and a stable supply of electricity.

Pursuant to agreements with the North Yorkshire National Parks Authority, the total transport movements by means of the network of roads from site to site are limited to a maximum of 150 thousand tons per year and a maximum of 66 road wagons per day (no road movements are allowed on Sundays or bank holidays). This limitation is not expected to interfere with the future production of ICL UK in light of its commitment to maintain the rail link to Teesdock. ICL UK's roads and trains are in full compliance with all the requirements.

The mine has three separate integrated conveyor load-out systems – one for each product.

The rail load-out products are transported on an ICL UK-owned rail line which extends approximately eight kilometers from the mine entrance to a junction with the national rail network, and from there the products continue to Teesport, Middlesbrough, via the Network Rail Company, the owner and operator of the main rail line.

ICL UK leases and operates three principal storage and loading facilities: the Teesdock facility, which is located on the Tees River, and two additional storage facilities that are connected to the iron rail – Cobra and Ayrton Works in Middlesbrough.

Eight trains per day transport rock-salt, potash and polysulphate to the Teesdock. Most of the output is used as a component of agricultural fertilizers, where a large quantity thereof (about 50%) is exported by sea from the Teesdock seaport to European Union countries and other customers overseas.

Rock-salt is taken by train to Teesdock, and transported by ship to English and Scottish east coast ports for sale to local authorities for de-icing roads.

In addition, ICL has storage and logistics facilities across Europe (including in Ludwigshafen, Germany, the Netherlands, Amsterdam and Rouen, France).

China

The YPH JV includes the Haikou Mine, 3C which is a factory for production of various types of fertilizers located close to the Haikou Mine, two plants for production of performance products – one located close to the Haikou Mine and the fertilizers factory and the other situated proximate to the Kumming airport.

Most of the transport of the raw materials from the Haikou Mine to the 3C factory is executed via pipeline (slurry), whereas a small part of the raw rock is transported by train.

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

In 2016, approximately 54% of our sales revenue was derived from production activities taking place outside Israel and approximately 6% of the cost of sales of products produced outside Israel was attributable to raw materials supplied from Israel. In 2015, approximately 55% of our sales revenue was derived from production activities taking place outside Israel and approximately 7% of the cost of sales of products produced outside Israel was attributable to raw materials supplied from Israel. There is no single customer on which we are materially dependent or a single costumer that accounted for more than 10% of the company’s total sales in 2016.

Energy expenses accounted for approximately 6% of our total operating costs in 2016 and 2015. Of these energy expenses, the cost of oil and oil products, electricity and natural gas represented approximately 5% ($15 million), approximately 53% ($167 million) and approximately 24% ($77 million), respectively, in 2016 and approximately 7% ($21 million), approximately 50% ($153 million) and approximately 26% ($79 million), respectively, in 2015. Energy costs increased in 2016 compared with the prior year by approximately 3%. The said increase stems mainly from an increase in phosphate products quantities sold in light of the consolidation of the YPH JV and an increase in potash as well as industrial products quantities sold. The increase in the energy costs was partly offset by the change in electricity prices and decline in gas prices.

Marine transportation expenses in 2016 and 2015 were approximately 5% and 6% of our total operating costs, and amounted to approximately $286 million and $282 million, respectively. The beginning of 2016 was characterized with low bulk shipping prices which started to climb in the end of the first quarter, a trend which continued throughout the year and ended with an increase in prices in the fourth quarter. The average marine transportation price index (Baltic Dry Index – “BDI”) for 2016 was 9% lower than the average index for 2015. The increase in the marine transportation expenses stems primarily from an increase in potash quantities sold in light of the strike at ICL Dead Sea in 2015 and was partly offset as a result of a decline in marine transportation prices compared to the corresponding period last year deriving, among other things, from a decrease in fuel prices.

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

Trends Affecting ICL Essential Minerals Segment

There is mutual dependency between the amount of available arable land, the amount of food needed for the population, and the use of fertilizers. Natural population growth, changes in food consumption habits (a shift to richer nutrition, largely based on animal protein, which increases grain consumption) resulting from the rising standard of living, mainly in developing countries, and environmental-quality considerations along with the aspirations of certain western countries to reduce dependence on oil imports, which have strengthened the trend of shifting to production of fuel from agricultural products (bio-fuels), affect the increase in global consumption of grains (cereals, rice, soybean, corn, etc.). These trends have led to increased planting of grain crops worldwide and higher yields per unit of agricultural land, mainly through the increased application of fertilizers.

In 2016, the decrease in the prices of agricultural commodities continued, reaching their lowest level in the last decade, due to the forecast of the US Department of Agriculture (USDA) of a record harvest as a result of an increase in the planted areas along with favorable weather conditions in the primary growing areas. In the fourth quarter of 2016, the average price of the main agricultural commodities – corn, wheat, soya and rice – was 8.4% lower than in the fourth quarter of 2015.

Based on the WASDE report published by the USDA in January 2017, a small decrease is expected in the ratio of the inventories of grains to annual consumption, to 24.7% at the end of the agricultural 2016/2017 year, compared with 24.8% at the end of the 2015/2016 agricultural year, and an increase from a level of 23.6% in the 2014/2015 agricultural year.

In the short term, the demand for fertilizers is volatile and seasonal and is affected by factors such as the weather in the world’s major agricultural growing regions, fluctuations in the scope of the planting of the main crops, agricultural input costs, agricultural product prices and developments in biotechnology. Some of these factors are influenced by subsidies and credit lines granted to farmers or to producers of agricultural inputs in various countries, and by environmental regulation. Changes in currency exchange rates, legislation and international trade policy also affect the supply, demand and level of consumption of fertilizers worldwide. Notwithstanding the fluctuations that may be caused in the short term as a result of these factors, ICL estimates that the policy of most countries in the world is to ensure an orderly supply of high-quality food to their residents, including by encouraging agricultural production, which should preserve the long-term growth trend of fertilizer consumption.

Trends Affecting ICL Potash

Based on preliminary estimates of FertEcon Potash Outlook in December 2016, worldwide sales of potash in 2016 were lower than in 2015, mainly as a result of the late signing of supply contracts with China and India.

The average prices in 2016 were significantly lower than the prices in 2015, following the negative price trend that started in the second half of 2015 and continued in the first half of 2016. This trend came to a halt in the third quarter of 2016 and reversed in the fourth quarter wherein moderate price increases were recorded in the “SPOT” market. The main reasons for the decline in prices in the first half of the year were, as noted, the failure to sign contracts with China and India, a further decrease in the prices of agricultural commodities and a weakening of the currencies of the importing countries. The signing of supply contracts with Indian and Chinese customers in July 2016 and the significant volumes shipped to these countries as a result, led to tightening of the supply-demand balance, which was also supported by increased customer activity in the “SPOT” markets, mainly in Brazil. These developments supported the price stabilization and moderate recovery in the second half of the year and into 2017.

Imports of potash into China in 2016 totaled 6.8 million tonnes – a decrease of about 28% compared with imports of 9.4 million tonnes in the corresponding period last year. The record quantities of potash imported into China in 2015 caused an accumulation of large inventories in the country. This fact enabled importers to postpone the signing of contracts to the first half of 2016 and gave them a stronger bargaining position in negotiations with reference to import prices in the new contract. During In January 2016, ICL signed new framework agreements with its customers in China for supply of potash of approximately 3.4 million tonnes over the next three years, an increase of about 3% in the quantities supplied, compared with the previous three-year framework agreement. The selling price will be determined on the basis of the accepted price levels in the Chinese potash market. During July 2016, ICL signed potash supply contracts with its Chinese customers, in the total amount of 700 thousand tonnes (not including additional optional quantities), at a price of $219 per tonne CFR for delivery up to the end of 2016.

Imports of potash into India were lower in 2016 than in 2015. The slowdown stems mainly from the high inventory levels at the beginning of the year, as a result of low demand in 2015, and the delay in the contract signing for the 2016/17 fiscal year. As a result of signing of the new contract – at a significantly lower price – in the second half of the year the demand returned to normal levels. During 2016, India imported 3.8 million tonnes of potash, constituting a decrease of 4.3%, compared with 4 million tonnes imported in 2015. In 2016, the Company signed contracts for supply of potash with its Indian customers, in the total amount of 760 thousand tons, including optional quantities. In the Company’s estimation, an improvement in the demand of the farmers for potash in India is expected in 2017, assuming there is no worsening of the subsidy conditions and the weather does not have an unfavorable impact on the agriculture.

Imports of potash into Brazil in 2016 increased significantly over 2015, but did not reach the record imports recorded in 2014. In 2016, potash imports into Brazil totaled 8.8 million tonnes, constituting an increase of 5.3%, compared with imports of 8.3 million tonnes in 2015. The improvement in demand in Brazil stems from an increase in the growing areas and higher profitability of the farmers.

According to the report of the IFA from June 2016, the aggregate global demand for potash for agricultural and other uses is projected to grow at an average annual rate of 2.6%, from 38.9 million tons of K2O in 2016 up to 43.1 million tons of K2O in 2020.

Polysulphate – during 2016, the Company decided to accelerate the transition from extracting and producing potash to producing polysulphate at its ICL UK mine. ICL Potash and Magnesium will act to expand the polysulphate market by means of, among other things, development of a wide range of innovative polysulphate products.

Trends Affecting ICL Magnesium

Global demand for metal magnesium continues to be constrained by lower economic activity in China, Brazil and Europe as well as year-end destocking. In the United States, supply dynamics are impacted by pure magnesium imports from Russia, Kazakhstan and Turkey. Additionally, the general demand in the United States is being displaced as key sectors, such as, primary aluminum and titanium production, have shifted production to other markets, including Asia and Canada. Recently a number of decisions were made, that encouraged vehicle weight reduction mainly due to environmental protection requirements. As a result, a positive development has led to an increase in the demand for products based on magnesium alloys. A new Turkish manufacturer of magnesium (ESAN) has started to supply magnesium to the markets in the US and Brazil, for the purpose of making a quality check. It was expected that this supplier would expand the market supply by about 5 thousand tonnes in 2016 and about 15 thousand tonnes in 2017. Currently, it seems that this new manufacturer is not progressing as planned. Pure magnesium prices in the US and Brazilian markets remained under pressure as a consequence of the aforementioned change in supply dynamics. At the end of 2016, Chinese pure magnesium traded in the range of $2,460 - $2,480 per ton (FOB Chinese port), an increase of about 30% compared to 2015.

Trends Affecting ICL Phosphate

In 2016, the decrease in the prices of phosphate fertilizers that started in 2015 continued. These price decreases stemmed from a combination of supply and demand factors.

On the demand side, imports into India (the main importer of DAP) were low due to large inventories and an erratic monsoon season. On the other hand, expansion of the growing areas in Brazil gave rise to a significant increase in the demand for fertilizers, in general, and phosphate fertilizers, in particular. In 2016, imports of phosphate fertilizers (DAP, MAP, TSP and SSP) into Brazil reached 4.9 million tonnes, constituting an increase of 17%, compared with imports of 4.2 million tonnes in the prior year. The demand in the U.S. was low mainly as a result of a decline in the prices of agricultural commodities. The US demand picked up towards the end of 2016 and minor increases were reported in certain inland destinations, indicating a certain recovery in the US market.

On the supply side, the decline in the global demand intensified the competition in the fertilizer market. The two main competitors in the export market, the Moroccan phosphate company, OCP, and the Saudi Arabian producer, Ma’aden, reduced their sale prices in order to maintain their market shares, which were unfavorably impacted in 2015 by a massive penetration of Chinese produce. The price decline had a negative effect on the profit margins of most the Chinese manufacturers, who were forced to reduce the quantities produced. As a result, DAP exports from China, which increased by 52% and 42% in 2014 and 2015, respectively, decreased by 15% in 2016 to about 6.8 million tonnes. Based on the forecasts of market analysts, there is significant excess production capacity in China, and in the past few months production in the industry is running at 50%–60% of capacity, which brought some stability in phosphate prices in China and the world towards the end of 2016. Towards the end of 2016, the Chinese government cancelled the $14/tonne export tax on DAP. This is expected to help local exporters, but may hamper attempts to increase global prices. Nevertheless, to the best of the Company’s knowledge, the Chinese phosphate producers are planning to reduce production in 2017 to a level of 15 million tonnes compared to production of approximately 17 million tonnes in 2016 and compared to an operational capacity of 22 million tonnes.

In 2016, there was a drop in the demand for phosphate rock in the two major markets – India and China. The decline in India stemmed from an increase in imports of phosphoric acid that acted to reduce the demand for phosphate rock, despite the increase in fertilizer production. In China, the demand fell due to a decrease in production of downstream products. The decline in demand along with the decline in fertilizer prices caused a drop in the prices of phosphate rock of 5%–10%.

Over-supply in the domestic market in China along with lower international prices continue to negatively affect the results of the YPH joint venture in China. ICL is continuing its efforts to increase efficiency and reduce costs in a challenging market environment. As part of these efforts ICL reduced about 250 positions. Continued implementation of efficiency measures and a gradual shift to specialty products (up to a 50/50 balance within 4 years) are expected to support the JV’s profitability in the short and medium terms.

According to an IFA report from June 2016, the global demand phosphoric acid (which constitutes a raw material for the main phosphate fertilizers) is forecasted to grow at an annual rate of 2.4%, from a quantity of 44.5 million tonnes of phosphorous pentoxide (P2O5) in 2016 to a quantity of 48.9 million tonnes of phosphorous pentoxide up to 2020.

Trends Affecting ICL Specialty Solutions Segment

The Specialty Solutions businesses are comprised of a large variety of products sold in many different markets and to different customers. There is therefore not one specific trend that impacts the whole segment. However, most of the specialty business lines experienced growth in 2016 in line with the trends in the world economy.

The Industrial Products business line operations are subject to the level of activity in the electronics, construction, automotive, oil drilling, furniture, pharmaceutical, agro, textile and water treatment markets. Regulation driven new sustainable polymeric and reactive bromine-based flame retardants, stabilization in the demand for products used in printed wiring boards, an increase in demand for electronic products in automotive applications and an increase in elemental bromine prices in China, all served to grow the business line in 2016 compared to 2015.

The Advanced Additives business line has benefited in 2016 from a record season of the wildfire business in North America and from increased Class B foam business, as well as from the positive contribution from the YPH JV in China, offsetting a slowdown in the Brazilian economy and in the P2S5 business.

The Food Specialties business line enjoyed an increased demand in organic and protein enriched food products, while our dairy protein business was able to grow in conjunction with this demand.

The Specialty Fertilizers business line was heavily impacted by the low commodity fertilizer prices which in turn negatively affected the selling prices of specialty fertilizers. The decline in the selling prices was partially mitigated by lower prices of raw materials and an increase in quantities sold due to geographical expansion and a contribution from the YPH joint venture in China, which helped to improve the annual gross margin compared to 2015.

Trends Affecting ICL Industrial Products

The operations of ICL Industrial Products are largely affected by the level of activity in the electronics, construction, automotive, oil drilling, furniture, pharmaceutical, agro, textile and water treatment markets. In 2016, 41% of worldwide use of bromine was for flame retardants, 30% was for intermediates and industrial uses, 16% was for clear brine solutions, 7% was for water treatment, and 6% was for other uses.

Flame retardants: The trend of pressure exerted by “green” organizations in the area of environmental protection to reduce the use of bromine-based flame retardants is continuing. On the other hand, the development and commercialization of new sustainable polymeric and reactive bromine-based flame retardants along with regulation in additional countries is serving to increase the use of these products. The worldwide economic slowdown, in general, and in China, in particular, over the past several years has triggered a slowdown in the demand for products in the electronics and construction industries. During 2015 and into 2016, there was stabilization in demand for products used in printed circuit boards and other electronic applications. In addition, an increase in demand for electronic products in automotive applications is creating an improvement in demand and price increases were recorded. Prices of bromine compounds were also supported by an increase in elemental bromine prices in China.

Sales of phosphorous-based flame retardants were adversely impacted by the weakening of the euro against the dollar as well as by tougher competition from the Chinese manufacturers.

Elemental bromine: In 2016, elemental bromine prices in the United States, Europe and India increased moderately. In China, prices increased significantly, continuing the trend of the second half of 2015.

Clear brine solutions: Following the continued low level of oil prices in 2016, the demand in the market for clear brine solutions for oil and gas drilling was relatively low compared to previous years.

Biocides: The low oil and gas prices in 2016 impacted the demand for biocides used for gas drilling. However, a new regulation in Europe (in-force since September 2015) allowing only registered biocide producers to supply the market increased the demand for the Company’s products.

Inorganic bromides: As of April 2016, the new regulations for Mercury emission control in the US are fully effective, meaning that all coal power plants are required to comply with the rules. That stated above continued the trend of increasing demand in the market for inorganic bromides for neutralizing mercury (Merquel® products).

In addition, there was a moderate increase in demand for additional bromine-based products as a result of improving demand in the agrochemicals markets.

Trends affecting ICL Specialty Fertilizers business line

The trend of declining prices of the raw materials in the market for specialty fertilizers products continued intermittently during 2016, as did the impact of the average selling prices during the year. However, the decline in the selling prices was higher than the rate of the decline in the raw materials prices. Notwithstanding the decline in the selling prices and other market changes during 2016, the gross profit improved from the previous year’s level (an increase of 0.5%).

Trends Affecting ICL Advanced Additives

The Advanced Additives business line benefited from a record season of the wildfire business in North America, as well as from growing business in Class B foam contributing to the overall net sales growth versus the prior year and offsetting this year’s slowdown in Brazil’s economy. Acid and phosphate salt sales in Brazil were significantly impacted by the recession which negatively impacted the overall market demand. The acid and phosphate salt business in North America and Europe was under pressure due to strong competition, low-priced Chinese imports and the European phosphate ban in the auto-dishwasher industry. The loss due to lower pricing was partially compensated by additional volumes. The acid business in Europe developed extraordinarily well. Additionally, the YPH JV in China contributed strongly to the overall sales growth in the P2O5 chain. The growth in Specialty Minerals revenue in 2016 was a result of a labor action in Israel in the previous year. The P2S5 business decreased compared to the prior year primarily due to lower volume in the first quarter and customer maintenance shutdowns. Furthermore, delay in renewal of the import contract with a Mexican customer significantly decreased sales in North America in Q4.

Trends Affecting ICL Food Specialties

During 2016, the demand for organic and protein enriched food products grew, to which the Company was able to respond mainly due to the increased capacity of its dairy protein sub-business line in combination with its increased R&D activity. During 2016, ICL Food Specialties opened laboratories in China and South America in order to extend regional application development activities and customer-related projects. Another important trend on which ICL Food Specialties focuses is the vegetarian and flexitarian consumer behavior, regarding which ICL Food Specialties is working on strategic partnerships to extend the market activities. Those activities enabled the Company to focus on development of customer-specific solutions and led to a significant revenue growth together with new products, which is expected to continue in the next year. The defined phosphates business encountered headwinds in North America due to increasing competition. In Europe the turnover was unfavorably impacted by the increasing strength of the US dollar. In addition, the sales to Europe were negatively impacted by the continuing financial crises in Russia, as import regulations and conditions for products from western Europe are still unfavorable. The market demand is expected to remain flat into the first half of 2017, in combination with increasing price pressure due to aggressive competition.

Expected Expenses for Equity Compensation Plans

Based on the existing grants under the 2014 Equity Compensation Plan, The expected expense for the periods ended December 31, 2017, December 31, 2018 and December 31, 2019 is about $6.4 million, about $2.2 million, and about $0.2 million, respectively.

For a description of the 2014 Equity Compensation Plan and additional information about the grants made under the 2014 Equity Compensation Plan, see Note 21 to our audited financial statements.

Results of Operations

We have based the following discussion on our financial statements. You should read the following discussion together with our financial statements.

We present a discussion in the period-to-period comparisons of the primary drivers of changes in the company’s results of operations. These discussions are based in part on management’s best estimates of the impact of the main trends in its businesses.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Set forth below are our results of operations for the years ended December 31, 2016 and 2015.

	For the Years Ended December 31,		% Increase (Decrease)
	2016	2015
	$ millions	$ millions
Sales	5,363	5,405	(1)%
Cost of sales	3,703	3,602	3%

Gross profit	1,660	1,803	(8)%

Selling, transport and marketing expenses	722	653	11%
General and administrative expenses	321	350	(8)%
Research and development expenses	73	74	(1)%
Other expenses	618	211	193%
Other income	(71)	(250)	(72)%

Operating income (loss)	(3)	765	(100)%

Finance expenses, net	132	108	22%

Share in earnings of equity-accounted investees	18	11	64%

Income (loss) before income taxes	(117)	668	(118)%

Income taxes	55	162	(66)%

Net income (loss)	(172)	506	(134)%

Net income (loss) attributable to the shareholders of the Company	(122)	509	(124)%

Earnings (loss) per share attributable to the shareholders of the Company:

Basic earnings (loss) per share (in cents)	(10)	40
Diluted earnings (loss) per share (in cents)	(10)	40

Sales

Sales analysis	$ millions
Total sales 2015	5,405
Quantity	570
Price	(580)
Exchange rate	(32)
Total sales 2016	5,363

-	Quantity – the increase derives mainly from potash sales, in light of the strike impact in 2015 (amounting to $452 million) and consolidation of the YPH joint venture (which contributed $262 million). This increase was partly offset as a result of sales of non-core businesses.

-	Price – the decrease derives mainly from a decrease in the prices of potash and phosphate fertilizers.

-	Exchange rate – the negative impact stems mainly from the devaluation of the pound against the dollar.

Below is a geographical breakdown of our sales by customer location:

	Year Ended December 31,
	2016	2015
	$ millions	$ millions
Europe	1,863	2,012
Asia	1,275	1,118
North America	1,141	1,253
South America	588	585
Rest of the world	496	437
Total	5,363	5,405

The breakdown of sales in the year ended December 31, 2016 , indicates a decrease in the sales in Europe stemming mainly from a decrease in the selling prices of phosphate products and potash, sale of non-core business activities and a decline in the quantities of dairy proteins sold due to redirecting of sales mainly to Australia. This decrease was partly offset by an increase in the selling prices and quantities sold of bromine-based products. The increase in sales in Asia derived mainly from consolidation of the YPH joint venture in China and an increase in the quantities sold of bromine-based flame retardants and elemental bromine. The decline in sales in North America stems mainly from the sale of non-core businesses, a decline in the selling prices of potash and a decrease in clear brines quantities sold. This decrease was partly offset by an increase in the sales of fire safety products. The increase in sales in South America derives mainly from an increase in potash quantities sold, which was partly offset by a decline in the quantities of phosphoric acid sold as a result of the economic slowdown in Brazil.

Operating expenses

Operating expenses analysis	$ millions
Total operating expenses 2015	4,640
Quantity	290
Exchange rate	(35)
Raw materials	(145)
Energy	(35)
Transportation	70
Other	581
Total operating expenses 2016	5,366

-	Cost of sales - the cost of sales increased by $101 million compared to 2015. The increase derived mainly from operating expenses of the YPH joint venture and an increase in the quantities of potash and bromine-based products sold as a result of the strike impact in 2015 (amounting to $150 million). The increase was partially offset by a positive impact stemming mainly from devaluation of the pound against the dollar, a decline in sulfur prices (used in green phosphoric acid production), a decrease in the price of commodity fertilizers used as raw materials in ICL Specialty Fertilizers products, a decline in raw-material prices of bromine-based and phosphorous-based products and a decrease in electricity and gas costs.

-	Selling and marketing - selling and marketing expenses increased by $69 million compared to 2015. The increase stems mainly from an increase in the quantities of potash sold, in light of the strike impact in 2015 (amounting to $54 million) and the transportation expenses of the YPH joint venture. This increase was partly offset by a decrease in transportation prices.

-	General and administrative – general and administrative expenses decreased by $29 million compared to 2015. The decrease stems mainly from efficiency measures and cost cutting initiatives implemented in 2016, including reduction in professional service costs, which was partially offset by the YPH joint venture’s general and administrative expenses.

-	Other expenses, net - other expenses, net, increased by $586 million compared to 2015. The increase derived mainly from a write down of assets (including expected closure costs) relating to the global ERP (Harmonization) project, in the amount of $282 million, a write down of assets relating to discontinuance of the activities of Allana Afar in Ethiopia (including expected closure costs), in the amount of $202 million, a provision for purification and removal of historical waste from the potash activities in Spain, in the amount of $51 million, early retirement provisions due to the efficiency plan, in the total amount of $39 million, a provision in connection with prior periods in respect of the royalties’ arbitration in Israel, in the amount of $13 million, a provision for legal claims stemming mainly from the agreement the Company signed with Haifa Chemicals, in the amount of $8 million, and an impairment in the value of assets of a subsidiary in the United Kingdom, in the amount of $5 million. This increase was partly offset by income from update of a provision in connection with prior periods relating to costs of management services of the electricity system in DSW and ICL Rotem, in the amount of $16 million.

Financing expenses, net

The net financing expenses in the year ended, amounted to $132 million, compared with $108 million in the corresponding period last year – an increase of $24 million.

The increase includes an increase of $52 million deriving mainly from:

•	An increase in the interest expenses due to an increase in both the total debt and the interest rate.

•	Interest expenses stemming from a tax assessment agreement signed with the Israeli Taxes Authority relating to prior periods and interest on past royalties recognized in the current period as a result of a decision in the arbitration between the State and the Company, in the amount of $38 million.

On the other hand, there was a decrease of the financing expenses, in the amount of about $28 million, stemming mostly from the following items:

•	A decrease in expenses in respect of the fair value of foreign currency hedging transactions, energy and marine shipping, as well as a revaluation of net liabilities.

•	A decrease in the interest expenses relating to employee benefits.

Tax expenses

The tax expenses in the year ended, amounted to $55 million compared with tax expenses of $162 million in the corresponding period last year. The decline in the tax expenses in the current period stems mainly from unusual events that occurred in the current period. The effective tax rate on the adjusted income before tax is about 30%, compared with an effective tax rate on the adjusted income before tax in the corresponding period last year of about 25%. The increase in the effective tax rate stems mainly from application of the Natural Resources Tax in Israel to the bromine activities and reduction in tax benefits arising from the reduced tax rate applicable to a “Preferred Enterprise” and a “Benefited Enterprise”.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Set forth below are our results of operations for the years ended December 31, 2015 and 2014.

	For the Years Ended December 31,		% Increase (Decrease)
	2015	2014
	$ millions	$ millions
Sales	5,405	6,111	(12)%
Cost of sales	3,602	3,915	(8)%

Gross profit	1,803	2,196	(18)%

Selling, transport and marketing expenses	653	839	(22)%
General and administrative expenses	350	306	14%
Research and development expenses	74	87	(15)%
Other expenses	211	259	(19)%
Other income	(250)	(53)	372%
Operating income	765	758	1%
Finance expenses, net	108	157	(31)%
Share in earnings of equity-accounted investees	11	31	(65)%
Income before income taxes	668	632	6%
Income taxes	162	166	(2)%
Net income	506	466	9%
Net income attributable to the shareholders of the Company	509	464	10%
Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in cents)	40	37
Diluted earnings per share (in cents)	40	37

Sales

Sales analysis	$ millions
Total sales 2014	6,111
Quantity	(395)
Price	25
Exchange rate	(336)
Total sales 2015	5,405

-	Quantity - the decrease stems mainly from the strike impact (amounting to $452 million) and sales of non-core businesses which was partly offset as a result of the consolidation of the YPH joint venture.

-	Price - the increase stems mainly of an increase in the prices of phosphate fertilizers.

-	Exchange rate - the decrease stems mainly from the devaluation of the euro against the dollar.

Below is a geographical breakdown of our sales according to customer location:

	Year Ended December 31,
	2015	2014
	$ millions	$ millions
Europe	2,012	2,389
Asia	1,118	1,299
North America	1,253	1,374
South America	585	569
Rest of the world	437	480
Total	5,405	6,111

The breakdown of sales in the year ended December 31, 2015, shows a decrease in the sales in Europe derived mainly from sale of non-core businesses, weakness of the euro and the British pound against the U.S. dollar, a decline in the quantities sold of phosphorous-based flame retardants and elemental bromine and a decline in the price of the potash sold. This decline was partly offset by the first-time consolidation of companies acquired. The decline in sales in Asia derived primarily from a decrease in quantities of potash sold in India, mainly due to the strike at ICL Dead Sea, a decline in sales of elemental bromine and bromine-based flame retardants, mainly as a result of the strike, and from sale of non-core businesses. This decrease was partly offset by the impact of the first-time consolidation of the joint venture in China and by an increase in the quantities sold and selling price of the green phosphoric acid in India. The decline in sales North America derived mainly due to a decrease in the quantities and price of the potash sold, which is partly the result of the strike at ICL Dead Sea and a decline in the quantities sold of bromine-based and phosphorous-based flame retardants, bromine-based biocides and magnesium chloride. This decline was partly offset by an increase in sales of fire prevention and flame-retardant products in ICL Advanced Additives. The increase South America mainly from the contribution of the acquisition of Fosbrasil and an increase in quantities of phosphate rock sold. This increase was partly offset as a result of a drop in the quantities of potash sold, among other things, due to the strike at ICL Dead Sea and a decline in the price of the potash sold.

Operating expenses

Operating expenses analysis	$ millions
Total operating expenses 2014	5,353
Quantity	32
Exchange rate	(350)
Raw materials	(15)
Energy	(5)
Transportation	(85)
Other	(290)
Total operating expenses 2015	4,640

-	Cost of sales - the cost of sales decreased by $313 million compared to 2014. The decrease derives primarily from the impact of the change in currency exchange rates, in the amount of $288 million, mainly due to the devaluation of the euro, the shekel and the Brazilian real against the dollar, a decrease in costs resulting from divestitures of non-core businesses )net of costs from provision of services in a subsidiary in Germany which is not part of the Company's core businesses and which is designated for sale) in the amount of $208 million, the impact of the strike at ICL Dead Sea and at ICL Neot Hovav, in the amount of $150 million, a decrease in the quantities produced and sold deriving from the impact of the fire in a fertilizers production facility in Israel, in the amount of $36 million, compensation received from the Manufacturers Association relating to the strike, in the amount of $17 million, and a drop in the energy prices, in the amount of $9 million. This decrease was partly offset by an increase in the quantities sold (excluding the impact of the strike), including the first-time consolidation of companies acquired, in the amount of $374 million, and an increase in raw-material prices, in the amount of $5 million, mainly as a result of the increase in sulfur prices. The cost of sales in 2014 included the negative impact of the strike at ICL Rotem, in the amount of $26 million.

-	Selling and marketing -selling and marketing expenses decreased by $186 million compared to 2014. The decrease in the expenses is attributable mainly to sale of non-core businesses, a decline in the quantities sold due to the strike at ICL Dead Sea and at ICL Neot Hovav, the impact of the change in the currency exchange rates and a decline in shipping prices.

-	General and administrative – general and administrative expenses increased by $44 million compared to 2014. The increase in the general and administrative expenses stems mainly from acquisition of new companies and professional service costs relating to these acquisitions, expenses with respect to the equity compensation plans granted to employees, implementation costs of the global ERP system and other professional service costs in connection with implementation of the Company's strategy, including establishment of the shared services centers (SHS).

-	Research and development - research and development expenses decreased by $13 million compared to 2014. The decrease stems mainly from a decline in activities as a result of the strike at ICL Dead Sea and at ICL Neot Hovav, as well as a decline in activities relating to the non-core businesses sold during the year.

-	Other expenses, net - other expenses, net, decreased by $245 million compared to 2014. The decrease stems mainly from sale of non-core businesses in the amount of $215 million and from high expenses recognized in 2014, relating to prior periods due to an arbitration decision with respect to royalties relating to downstream products, in the amount of $149 million, and due to a decline in the value of assets of subsidiaries in the United States and Europe, in the amount of $71 million. This decrease was partly offset by impairment in the value of assets located in Germany, Israel and the United States, in the amount of $90 million, a provision for early retirement in Bromine and in ICL UK as a result of the efficiency plan, in the amount of $48 million, income recognized in 2014 due to consolidation of “Fosbrasil”, in the amount of $36 million, a provision in respect of system-wide electricity costs in Israel, relating to prior periods (June 2013 to December 2014), in the amount of $20 million, and an update of the provision for removal of historical waste in ICL Industrial Products, in the amount of $20 million.

Financing expenses, net

The net financing expenses in the year ended on December 31, 2015 amounted to $108 million, compared with net financing expenses of $157 million in 2014 – a decrease of $49 million. The decline in the financing expenses compared with the previous year stems mainly from a decrease, in the amount of about $80 million, in the expense in respect of change in the fair value of foreign-currency hedging transactions, energy and marine transportation, as well as revaluation of short-term financial liabilities. In addition, there was a decrease in the interest expenses in respect of provisions for employee benefits, in the amount of about $4 million, and an increase of about $6 million in the capitalization of credit costs. On the other hand, there was a decline, in the amount of about $39 million, income from exchange rate differences in respect of provisions for employee benefits, compared with expenses last year as a result of the devaluation of the shekel against the dollar of approximately 0.3%, compared with a devaluation of about 12% in 2014.

Tax expenses

The tax expenses in the year ended on December 31, 2015 amounted to $162 million, compared with tax expenses of $166 million in 2014. The tax rate in 2015 was favorably impacted by adjustment of the deferred taxes in ICL Rotem to the tax rates in accordance with the Law for Encouragement of Capital Investments, in the amount of about $18 million, which was offset by tax expenses stemming from the write off of a tax asset in respect of carryforward tax losses in Magnesium, in the amount of about $19 million. In addition, the effective tax rate was favorably impacted by recognition of deferred taxes at high tax rates in respect of losses recognized in connection with the bromine activities in Israel and in the United States, and tax expenses at a rate lower than 26% relating to sale of the Company's non-core businesses outside of Israel. The tax rate in 2014 was impacted by tax expenses, in the amount of about $62 million, mainly due to assessments agreements of subsidiaries in Europe and the change in the dollar/shekel exchange rate that triggered an increase in the tax rate of the companies operating in Israel the source of which is differences in the measurement bases.

Segment Information

Segment revenues, expenses and results include inter-segment transfers, which are priced based on transaction prices in the ordinary course of business. These transfers are eliminated as part of consolidation of the financial statements. The segment income is measured based on the operating income, without certain expenses that are not allocated to the activity segments, including, general and administrative expenses, as it is included in reports that are regularly reviewed by the chief operating decision maker.

Essential Minerals Segment

Results of Operations - Essential Minerals Segment

Sales

	2016	2015
	$ millions	$ millions
Potash & Magnesium	1,338	1,515
Sales to external customers	1,213	1,384
Sales to internal customers	125	131
Phosphate	1,163	1,064
Sales to external customers	966	864
Sales to internal customers	197	200
Setoffs	(64)	(79)
Total segment sales	2,437	2,500
Operating income	343	821

For additional details regarding Potash – see ‘Potash – Stand-Alone Activities'.

	Year Ended December 31,
	2016	2015
	$ millions	$ millions
Asia	819	752
Europe	733	842
South America	395	366
North America	144	168
Rest of the world	346	372
Total	2,437	2,500

Potash – Production and Sales

Thousands of Tonnes	2016	2015
Production	5,279	4,195
Sales to external customers	4,818	4,181
Sales to internal customers	347	375
Total sales (including internal sales)	5,165	4,556
Closing inventory	666	552

Production and Sales

The quantity of potash sold to external customers in the twelve months ended December 31, 2016 was 637 thousand tonnes higher than in the prior year, mainly due to an increase in the sales to Brazil and Europe and the strike that took place last year in ICL Dead Sea. Production of potash in the twelve months ended December 31, 2016 was 1,084 thousand tonnes higher than in the prior year, due to the strike at ICL Dead Sea and expansion of the processing capabilities at ICL Dead Sea (“Stage 11”), which was partly offset by a decrease in production at ICL UK.

Phosphate – Production and Sales

Thousands of Tonnes	2016	2015
Phosphate rock
Production of rock	5,744	4,417
Sales *	1,032	1,635
Phosphate rock used for internal purposes	4,099	2,767
Fertilizers
Production	2,725	1,639
Sales *	2,645	1,566

* To external customers.

Production and Sales

The quantity of fertilizers sold in the twelve months ended December 31, 2016 was 1,079 thousand tonnes higher than in the prior year, due to consolidation of the YPH joint venture in China. In the twelve months ended December 31, 2016, manufacture of phosphate fertilizers and the production of phosphate rock were higher by 1,086 thousand tonnes and 1,327 thousand tonnes, respectively, than in the prior year, mainly due to consolidation of the YPH joint venture in China and increased production in ICL Rotem in Israel.

Results of operations for the year 2016

Sales

A. Potash & Magnesium

Sales analysis	$ millions
Total sales 2015	1,515
Quantity	205
Price	(365)
Exchange rate	(17)
Total sales 2016	1,338

-	Quantity – the increase derives mainly from potash sales, in light of the strike impact in 2015 (amounting to $341 million).

-	Price – the decrease stems mainly from the decline in potash selling prices.

-	Exchange rate – the decrease stems mainly from the devaluation of the pound against the dollar.

B. Phosphate

Sales analysis	$ millions
Total sales 2015	1,064
Quantity	290
Price	(185)
Exchange rate	(6)
Total sales 2016	1,163

-	Quantity – the increase derives mainly from consolidation of the YPH joint venture and low SSP sales last year as a result of the fire in a fertilizer production facility in Israel.

-	Price – the decrease stems mainly from the decline in phosphate fertilizers selling prices.

-	Exchange rate – the decrease stems mainly from the devaluation of the Chinese yuan against the dollar.

Essential Minerals Segment

Operating income analysis	$ millions
Total operating income 2015	821
Quantity	(40)
Price	(540)
Exchange rate	-
Raw materials	70
Energy	20
Transportation	(20)
Other	32
Total operating income 2016	343

-	Quantity – the decrease stems mainly from potash sales (not including the increase stemming from last year's strike – which was adjusted), which was partly offset by a low SSP sales last year as a result of the fire in a fertilizer production facility in Israel. The gross profit of the YPH joint venture had only a minor effect.

-	Price – the decrease stems mainly from the decline in potash and phosphate fertilizers selling prices.

-	Raw materials – the increase stems mainly from a decline in the sulfur prices (used in green phosphoric acid production).

-	Energy – the increase stems mainly from a decline in system-wide electricity costs and a decline in electricity, water and gas costs.

-	Transportation – the decrease stems mainly from an increase in the quantities sold by the YPH joint venture.

-	Other – the increase derives mainly from income from insurance in respect of the fire in a fertilizer production facility in Israel, and from a decline in the salary costs due to implementation of efficiency plans (which was partly offset by a provision resulting from extension of the validity of the employment agreement in ICL Dead Sea).

Potash – Stand-Alone Activities

Key Figures – Additional Information

Millions of dollars	2016	2015
Average potash selling price - FOB (in $)	211	280
Sales to external customers	1,134	1,292
Sales to internal customers *	151	157
Operating income	291	645

* Sales to other business lines of ICL including Magnesium business.

The potash stand-alone activities include, among others, Polysulphate produced in a mine in the UK and salt produced in underground mines in UK and Spain.

Results of operations for the year 2016

Sales analysis	$ millions
Total sales 2015	1,449
Quantity	210
Price	(355)
Exchange rate	(19)
Total sales 2016	1,285

Operating income analysis	$ millions
Total operating Income 2015	645
Quantity	(65)
Price	(355)
Exchange rate	5
Raw materials and Energy	5
Transportation	20
Other	36
Total operating income 2016	291

-	Quantity – the decrease stems mainly from potash sales (not including the increase stemming from last year’s strike, which was adjusted).

-	Price – the decrease stems mainly from a decline in potash selling.

-	Transportation – the increase stems mainly from a decline in the quantities of potash sold.

-	Other – the increase derives mainly from operational costs reduction due to implementation of efficiency plans.

Specialty Solutions Segment

Results of Operations – Specialty Solutions Segment

Sales

	2016	2015
	$ millions	$ millions
Industrial Products	953	871
Sales to external customers	946	859
Sales to internal customers	7	12
Specialty Fertilizers	661	680
Sales to external customers	632	656
Sales to internal customers	29	24
Advanced Additives	966	945
Sales to external customers	897	858
Sales to internal customers	69	87
Food Specialties	659	613
Sales to external customers	650	602
Sales to internal customers	9	11
Setoffs	(91)	(112)
Total segment sales	3,148	2,997
Operating income	589	514

	Year Ended December 31,
	2016	2015
	$ millions	$ millions
Europe	1,119	1,130
North America	982	1,007
Asia	493	359
South America	201	218
Rest of the world	353	283
Total	3,148	2,997

Sales

A. Industrial Products

Sales analysis	$ millions
Total sales 2015	871
Quantity	90
Price	(10)
Exchange rate	2
Total sales 2016	953

-	Quantity – the increase derives mainly from bromine-based flame retardants in light of the strike impact in 2015 (amounting to $80 million), which was partly offset by a decrease in clear brine products.

-	Price – the decrease stems mainly from a decline in the selling prices of phosphorus-based flame retardants.

B. Specialty Fertilizers

Sales analysis	$ millions
Total sales 2015	680
Quantity	25
Price	(40)
Exchange rate	(4)
Total sales 2016	661

-	Quantity – the increase derives mainly from consolidation of the YPH joint venture.

-	Price – the decrease stems mainly from lower commodity fertilizers prices which negatively impacted the selling prices.

-	Exchange rate – the decrease stems mainly from devaluation of the pound against the dollar.

C. Advanced Additives

Sales analysis	$ millions
Total sales 2015	945
Quantity	50
Price	(25)
Exchange rate	(4)
Total sales 2016	966

-	Quantity – the increase derives mainly from consolidation of the YPH joint venture (contributing to the increase in the acids sub-business line) and specialty minerals products in light of the strike impact in 2015 (amounting to $32 million), which was partly offset by a decrease in the quantities of specialty minerals sold in the fourth quarter.

-	Price – the decrease stems mainly from a decline in the selling prices of acids and specialty minerals

-	Exchange rate – the decrease stems mainly from devaluation of the pound against the dollar.

D. Food Specialties

Sales analysis	$ millions
Total sales 2015	613
Quantity	45
Price	10
Exchange rate	(9)
Total sales 2016	659

-	Quantity – the increase derives mainly from dairy proteins and new products.

-	Price – the increase derives mainly from an increase in selling prices of organic dairy proteins.

-	Exchange rate – mainly as a result of devaluation of the Mexican peso and the pound against the dollar.

Specialty Solutions Segment

Operating income analysis	$ millions
Total operating income 2015	514
Quantity	10
Price	(60)
Exchange rate	-
Raw materials	95
Energy	15
Transportation	5
Other	10
Total operating income 2016	589

-	Quantity – the increase stems mainly from higher sales of dairy proteins and new products in ICL Food Specialties and from bromine-based flame retardants in ICL Industrial Products.

-	Price – the decrease stems mainly from lower commodity fertilizers prices which impacted the sales prices in ICL Specialty Fertilizers and acids in ICL Advanced Additives.

-	Raw materials – the increase stems mainly from a decline in the sulfur prices, used in green phosphoric acid production in ICL Advanced Additives, from a decline in the price of commodity fertilizers used as raw materials in ICL Specialty Fertilizer’s products and raw materials used for manufacturing bromine-based and phosphorus-based products in ICL Industrial Products.

-	Energy – the increase derives mainly from a decline in the electricity and gas costs.

-	Other – the increase stems from, among other things, a decline in the salary costs due to implementation of the efficiency plan in ICL Industrial Products.

Results of Operations - Essential Minerals Segment

Sales

	2015	2014
	$ millions	$ millions
Potash & Magnesium	1,515	1,902
Sales to external customers	1,384	1,738
Sales to internal customers	131	164
Phosphate	1,064	963
Sales to external customers	864	776
Sales to internal customers	200	187
Setoffs	(79)	(92)
Total segment sales	2,500	2,773
Operating income	821	720

For additional details regarding Potash – see ‘Potash – Stand-Alone Activities'.

	Year Ended December 31,
	2015	2014
	$ millions	$ millions
Asia	752	726
Europe	842	885
South America	366	430
North America	168	299
Rest of the world	372	433
Total	2,500	2,773

Potash – Production and Sales

Thousands of Tonnes	2015	2014
Production	4,195	5,143
Sales to external customers	4,181	4,923
Sales to internal customers	375	432
Total sales (including internal sales)	4,556	5,355
Closing inventory	552	914

Production and Sales

The quantity of potash sold to external customers in the twelve months ended December 31, 2015 was 742 thousand tonnes lower than in the prior year, mainly due to a decrease in the quantities sold to the United States, India, Brazil and China. Production of potash in the year ended December 31, 2015 was approximately 948 thousand tonnes lower than in 2014, due to a decrease in the production in Israel as a result of the strike, which was partly offset by an increase in production at ICL UK.

Phosphate – Production and Sales

Thousands of Tonnes	2015	2014
Phosphate rock
Production of rock	4,417	3,357
Sales *	1,635	931
Phosphate rock used for internal purposes	2,767	2,398
Fertilizers
Production	1,639	1,590
Sales *	1,566	1,660

* To external customers.

Production and Sales

The quantity of fertilizers sold in the twelve months ended December 31, 2015 was 94 thousand tonnes lower than in the prior year, mainly due to a decrease in the sales in Brazil and Europe. Production of phosphate fertilizers, in the year ended December 31, 2015, was 49 thousand tonnes higher than in 2014 as a result of the first-time consolidation of YPH and net of the impact of the fire in the fertilizers production facility in Israel that took place in the second quarter of 2015. Production of phosphate rock, in the year ended December 31, 2015, was 1,060 thousand tonnes higher than in 2014, as a result of the first-time consolidation of YPH and an increase in production at the rock production facilities.

Results of operations for the year 2015

Sales

A. Potash & Magnesium

Sales analysis	$ millions
Total sales 2014	1,902
Quantity	(265)
Price	(35)
Exchange rate	(87)
Total sales 2015	1,515

-	Quantity – the decrease stems mainly from the strike impact (amounting to $341 million).

-	Price – the decrease stems mainly of a decline in potash selling prices.

-	Exchange rate – the decrease stems mainly from the devaluation of the euro against the dollar.

B. Phosphate

Sales analysis	$ millions
Total sales 2014	963
Quantity	125
Price	30
Exchange rate	(54)
Total sales 2015	1,064

-	Quantity – the increase stems mainly from consolidation of the YPH joint venture and increase of phosphate rock quantities sold. The increase was partly offset by low SSP sales as a result of the fire in a fertilizer production facility In Israel.

-	Price – the increase stems mainly of an increase in phosphate fertilizers selling prices.

-	Exchange rate – the decrease stems mainly from the devaluation of the euro against the dollar.

Essential Minerals Segment

Operating income analysis	$ millions
Total operating income 2014	720
Quantity	60
Price	-
Exchange rate	25
Raw materials	(10)
Energy	10
Transportation	15
Other	1
Total operating income 2015	821

-	Quantity - the increase stems mainly from phosphate rock and potash sales (not including the decrease stemming from the strike - which was adjusted), and from consolidation of the YPH joint venture.

-	Exchange rate - the increase stems mainly from devaluation of the euro against the dollar.

-	Raw material - the decrease stems mainly from an increase in sulfur prices (used in the green phosphoric acid production).

-	Energy - the increase stems mainly from a decline in the energy costs in Israel, partly offset by an increase in system-wide electricity costs.

-	Transportation - the increase stems mainly as a result of decline in the transportation prices which was partly offset by an increase in the quantities sold.

Potash – Stand-Alone Activities

Key Figures – Additional Information

Millions of dollars	2015	2014
Average potash selling price - FOB (in $)	280	293
Sales to external customers	1,292	1,620
Sales to internal customers *	157	196
Operating income	645	607

* Sales to other business lines of ICL including Magnesium business.

The potash stand-alone activities include, among others, Polysulphate produced in a mine in the UK and salt produced in underground mines in UK and Spain.

Results of operations for the year 2015

Sales analysis	$ millions
Total sales 2014	1,816
Quantity	(245)
Price	(35)
Exchange rate	(87)
Total sales 2015	1,449

Operating income analysis	$ millions
Total operating income 2014	607
Quantity	45
Price	(35)
Exchange rate	5
Raw materials and Energy	(5)
Transportation	10
Other	18
Total operating income 2015	645

-	Quantity - the increase stems from potash sales (not including the decrease stemming from the strike - which was adjusted).

-	Price - the decrease stems mainly from the decline in potash selling prices.

-	Transportation - the increase stems mainly as a result of decline in the transportation prices, which was partly offset by an increase in the quantities sold.

-	Other - the increase derives mainly from a decline in the maintenance expenses and a decline in the number of employees, partly offset by an acceleration of the depreciation of the facilities of ICL UK as a result of an update of the potash reserves.

Results of Operations – Specialty Solutions Segment

Sales

	2015	2014
	$ millions	$ millions
Industrial Products	871	1,025
Sales to external customers	859	1,013
Sales to internal customers	12	12
Specialty Fertilizers	680	754
Sales to external customers	656	734
Sales to internal customers	24	20
Advanced Additives	945	881
Sales to external customers	858	803
Sales to internal customers	87	78
Food Specialties	613	526
Sales to external customers	602	514
Sales to internal customers	11	12
Setoffs	(112)	(100)
Total segment sales	2,997	3,086
Operating income	514	505

	Year Ended December 31,
	2015	2014
	$ millions	$ millions
Europe	1,130	1,209
North America	1,007	996
Asia	359	474
South America	218	133
Rest of the world	283	275
Total	2,997	3,086

Sales

A. Industrial Products

Sales analysis	$ millions
Total sales 2014	1,025
Quantity	(135)
Price	15
Exchange rate	(34)
Total sales 2015	871

-	Quantity - the decrease stems mainly from the strike impact (amounting to $80 million) and a decline in bromine-based and phosphorous-based flame retardants quantities sold.

-	Price – the increase stems mainly from bromine-based flame retardants and elemental bromine selling prices.

-	Exchange rate - the decrease stems mainly from the devaluation of the euro against the dollar.

B. Specialty Fertilizers

Sales analysis	$ millions
Total sales 2014	754
Quantity	(20)
Price	15
Exchange rate	(69)
Total sales 2015	680

-	Quantity - the decrease stems mainly from a decline in straight soluble and traded fertilizers quantities sold.

-	Price – the increase stems mainly from higher commodity fertilizers prices which positively impacted the selling prices.

-	Exchange rate – the decrease stems mainly from the devaluation of the euro against the dollar.

C. Advanced Additives

Sales analysis	$ millions
Total sales 2014	881
Quantity	105
Price	5
Exchange rate	(46)
Total sales 2015	945

-	Quantity – the increase derives mainly from the consolidation of YPH joint venture and an increase in the fire safety products. This increase was partly offset by the strike impact (amounting to $32 million).

-	Price – the increase stems mainly from the increase in fire safety products selling prices.

-	Exchange rate – the decrease stems mainly from the devaluation of the euro against the dollar.

D. Food Specialties

Sales analysis	$ millions
Total sales 2014	526
Quantity	130
Price	-
Exchange rate	(43)
Total sales 2015	613

-	Quantity - the increase stems mainly from the purchase of Prolactal and Rovita.

-	Exchange rate – the decrease stems mainly from the devaluation of the euro against the dollar.

Specialty Solutions Segment

Operating income analysis	$ millions
Total operating income 2014	505
Quantity	20
Price	35
Exchange rate	(30)
Raw materials	-
Energy	-
Transportation	-
Other	(16)
Total operating income 2015	514

-	Quantity - the increase stems mainly from the purchase of Proloctal and Rovita.

-	Price – the increase stems mainly from higher commodity fertilizers prices which impacted selling prices in ICL Specialty Fertilizers and an increase in bromine-based flame retardants and elemental bromine selling prices in ICL Industrial Products.

-	Exchange rate – the decrease stems mainly from the devaluation of the euro against the dollar.

B. LIQUIDITY AND CAPITAL RESOURCES

Overview

As at December 31, 2016, ICL had a balance of $116 million in cash, cash equivalents, short-term investments and deposits. As at December 31, 2016, the Company's net financial liabilities were $3,268 million, including $2,796 million of long-term debt (excluding current maturities) and debentures, and $588 million of short-term debt (including current maturities of long-term debt).

The Company's policy is to secure sources of financing for its operating activities and investments, while diversifying the sources of financing among various financial instruments, and between local and international financing entities. The Company's sources of financing are short and long-term loans from banks (mainly international banks) and institutional entities in Israel, debentures issued to institutional investors in Israel and the United States, and securitization of customer receivables whereby some of our subsidiaries sell their customer receivables in return for a cash payment. The Company's policy is to fully utilize the various financing facilities according to our cash flow requirements, alternative costs and market conditions.

ICL's management believes that its sources of liquidity and capital resources, including working capital, are adequate for its current requirements and business operations and should be adequate to satisfy its anticipated working-capital requirements during the next twelve months, along with its capital expenditures and other current corporate needs.

Distributions of dividends to ICL from its subsidiaries and transfers of funds through certain countries may under certain circumstances result in the creation of tax liabilities. However, taxation on dividend distributions and funds transfers have not had and are not expected to have a material impact on the Company's ability to meet its cash obligations.

In addition to the Company’s operating expenses and its debt repayments, capital expenses and dividend distributions, in January 2016, the Company completed acquisition of 15% of the share capital of YTH (this acquisition being one of the conditions for closing of the YPH transaction), after it was approved by the Chinese Ministry of Commerce and the Chinese Securities Authority, in exchange for a consideration of about $250 million. The Company expects to make non-recurring payments in 2017, as a result of decisions of arbitrators issued between September 2016 and January 2017, regarding a dispute with the State of Israel concerning the amount of the royalties the Company is required to pay under the concession agreement for utilization of resources from the Dead Sea. As a result of the above mentioned decisions, the Company expects to pay about $60 million in addition to the amounts it has already paid. Furthermore, in December 2013, a tax assessment was received from the Israeli Taxes Authority whereby the Company is required to pay additional tax beyond the amount it paid in respect of the 2009 – 2011 tax years, in the amount of about $235 million. The Company appealed the Taxes Authority’s assessment, however, on December 8, 2016, it withdrew the appeal and agreed with the Taxes Authority to close out the tax assessment relating to the said tax years and also to conclude the main dispute with respect to the other open tax years, in exchange for payment of an additional amount, beyond the amounts it has already paid, of about $60 million, including interest and linkage differences. As part of its strategy of divesting its non-core businesses, the Company is examining the possibility of selling its investments in I.D.E. and Novotide.

On March 11, 2016, Fitch Ratings Services revised its rating outlook of the Company’s credit, which is rated BBB (together with the rating of the debentures), from stable to negative.

On October 27, 2016, the Standard & Poor’s rating company updated the Company’s credit rating (together with the rating of the debentures) from BBB to BBB–, with a stable rating outlook. The Company’s local credit rating in Israel, as rated by Standard & Poor’s Maalot, remained unchanged, namely, ilAA with a stable rating outlook.

Sources and Uses of Cash

The following table sets forth our cash flows for the periods indicated:

	Year Ended December 31,
	2016	2015	2014
	$ millions	$ millions	$ millions
Net cash provided by operating activities	966	573	893
Net cash used in investing activities	(800)	(547)	(996)
Net cash provided by (used in) financing activities	(239)	15	70

Operating Activities

The cash flows from operating activities are a significant source of liquidity for the Company. In 2016, the cash flows from operating activities amounted to $966 million, compared with $573 million last year. Most of the increase in the cash flows from operating activities stems from the decline in the working capital, mainly as a result of a decrease in the receivables from the potash customers due to a reduction in the credit days allowed to customers in India and Brazil, as well as from the high balance of receivables in the prior year deriving from an increase in the sales as a result of high potash sales at the end of the year following a weak first half, and employee severance payments made last year. On the other hand, there was an increase in payments of taxes and interest. The cash flows from operating activities along with the increase in the financial liabilities, constituted the source for financing payment of the dividends, investments in property, plant and equipment and acquisition of activities.

In 2015, the net cash provided by operating activities was $573 million, compared with $893 million at 31 December 2014. Most of the decline in cash flows from operating activities derives from the decline in the net income, mainly as a result of the strike at ICL Dead Sea and ICL Neot Hovav, and after eliminating the capital gain in the amount of $364 million from sale of the companies that are not part of the Company's core businesses which are included in the cash flows from investing activities, an increase in the working capital due to payment of royalties in respect of prior periods, payments relating to retirement of employees, changes in the fair value of derivatives, changes in the balance of the trade receivables stemming from increased sales of potash upon conclusion of the strike, an increase in current interest payments and a payment relating to an operating lease on the concession site acquired in China.

Investing Activities

The net cash used in investing activities in 2016 amounted to $800 million, compared with $547 million in 2015. The increase in the cash used in investing activities stems, mainly, from acquisition of 15% of the shares of YTH (this acquisition was one of the conditions for closing of the YPH transaction), in exchange for a consideration of about $250 million.

In 2015, the net cash used in investing activities was $547 million, compared with $996 million in 2014. The decrease in cash used in investing activities derives mainly from a drop in investments in property, plant and equipment, mainly as a result of the strike at ICL Dead Sea and ICL Neot Hovav ($502 million compared to $752 million) after setting off the effect of payments paid to property, plant, and equipment suppliers in 2015 and business combinations, in the amount of $351 million (of which $163 million was paid with regards to YPH JV, $96 million with regards to Allana and $92 million in regards with Prolactal). These impacts were partially offset by the sale of companies that are not part of the Company's core businesses, in the amount of $364 million and an increase in investments in intangible assets.

Financing Activities

The net cash used in financing activities in 2016 amounted to $239 million, compared with net cash provided by financing activities of $15 million in 2015. The factor causing the decrease in the net cash provided by financing activities is an increase in repayment of long term loans, in the amount of $519 million, compared with the prior year. On the other hand, there was a decrease in the Company’s dividend payments compared with 2015, in the amount of $185 million.

Net cash provided by financing activities in 2015 amounted to $15 million, as compared to $70 million in 2014. The primary reason for the net decrease in cash from financing activities is the reduction in the net amount of the long-term and short-term loans taken out in 2015, in the amount of $363 million, in contrast with $916 million in 2014, mainly due to a special dividend payment in March 2014, in the amount of $500 million, and the decrease in investment activities in 2015, which was partly offset by the decrease in cash flow from current activities, as specified above. Nonetheless, the Company’s net debt increased as a result of first-time consolidation of the net financial liabilities of the YPH JV in China.

As at December 31, 2016, the Company’s non-current liabilities consisted of loans from financial institutions in the amount of $1,325 million and debentures in the amount of $1,471 million. For information about the currencies in which the Company's liabilities are denominated and their interest rates, see Note 15 to the Company's audited financial statements. As at December 31, 2016, the Company had $1,294 million of unutilized long-term credit lines. As at March 1, 2017, the company withdrew an additional $110 million from its existing credit facilities.

A portion of ICL's loans bear variable interest rates based on the short-term LIBOR rate for a period of one to twelve months, plus a margin as defined in each loan agreement. Therefore, the Company is exposed to changes in the cash flows arising from changes in these interest rates. Some of the loans and debentures issued by ICL bear fixed interest for the entire loan period. The Company hedges part of this exposure using financial instruments to fix the range of the interest rates, in order to conform the actual interest-rate structure to the projections regarding the anticipated developments in the interest rates.

For a description of material financial covenants in the Company’s loan agreements and any potential risk relating to compliance with them – see Note 15 to the Company’s audited financial statements.

Credit Facilities:

The Company’s credit facilities, as at December 31, 2016, are as follows:

Issuer	European bank	Group of eleven international banks	American bank	European Bank
Date of the credit facility	March 2014	March 2015	March 2016	December 2016
Date of termination credit facility	March 2020	March 2021	March 2021	June 2023
The amount of the credit facility	USD 35 million, Euro 100 million	USD 1,705 million	USD 150 million	USD 136 million
Credit facility has been utilized	-	USD 750 million Euro 83 million	-	-
Interest rate	Libor/Euribor plus margin 0.9%-1.4%	Up to 33% use of the credit: Libor/Euribor + 0.7%. From 33% to 66% use of the credit: Libor/Euribor + 0.8% 66% or more use of the credit: Libor/Euribor + 0.95%	Up to 33% use of the credit: Libor + 0.65%. From 33% to 66% use of the credit: Libor + 0.75% 66% or more use of the credit: Libor + 0.95%	Libor +0.75%
Loan Type	USD loans and euro loans	USD loans and euro loans	USD loans	USD loans
Pledges and restrictions	Financial covenants – see Note 15 Section C to the accompanying financial statements, a cross-default mechanism and a negative pledge.	Financial covenants - see Note 15 Section C to the accompanying financial statements, a cross-default mechanism and a negative pledge.	Financial covenants - see Note 15 Section C to the accompanying financial statements, a cross-default mechanism and a negative pledge.	Financial covenants - see Note 15 Section C to the accompanying financial statements, and a negative pledge.
Non-utilization fee	0.32%	0.21%	0.19%	0.30%

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

Those agreements replace the prior securitization agreements, in the amount of $350 million, which came to an end in July 2015. The main structure of the new securitization agreement is the same as the prior securitization agreement. The Company's policy is to utilize the securitization limit based on its cash-flow needs, alternative financing sources and market conditions. The new securitization agreement will expire in July 2020. In the agreement, ICL undertook to comply with a financial covenant whereby the ratio of net debt to EBITDA will not exceed 4.75. If ICL does not comply with the said ratio, the Acquiring Company is allowed to discontinue acquiring new trade receivables (without affecting the existing acquisitions). As at the reporting date, ICL is in compliance with the aforementioned financial covenant. The Acquiring Company finances acquisition of the debts by means of a loan received from a financial institution, which is not related to ICL, which finances the loan out of the proceeds from the issuance of commercial paper on the U.S. commercial paper market. The repayment of both the commercial paper and the loan are backed by credit lines from the Lending Banks. The amount of cash that will be received in respect of the sale of the customer debts in the securitization transaction will be up to $405 million.

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

The selling price of the trade receivables is the amount of the debt sold, less the calculated interest cost based on the anticipated period between the sale date of the customer debt and its repayment date. Upon acquisition of the debt, the Acquiring Company pays the majority of the debt price in cash and the remainder in a subordinated note, which is paid after collection of the debt sold. The rate of the cash consideration varies according to the composition and behavior of the customer portfolio. The Subsidiaries handle collection of the trade receivables included in the securitization transaction, on behalf of the Acquiring Company. In addition, as part of the agreements a number of conditions were set in connection with the quality of the customer portfolios, which give the Lending Banks the option to end the undertaking or determine that some of the Subsidiaries, the customer portfolios of which do not meet the conditions provided, will no longer be included in the securitization agreements.

The securitization of trade receivables does not meet the conditions for derecognition of financial assets prescribed in International Standard IAS 39, regarding Financial Instruments – Recognition and Measurement, since the Group did not transfer all of the risks and rewards deriving from the trade receivables. Therefore, the receipts received from the Acquiring Company are presented as a financial liability as part of the short-term credit. As of December 31, 2016, utilization of the securitization facility and trade receivables within this framework amounted to approximately $331 million (as at December 31, 2015, approximately $285 million).

Once the Company transferred its trade receivables, it no longer has the right to sell them to another party. In the case of a credit default, the Company bears 30% of the overall secured trade receivable balance.

Information on material loans and debentures:

Instrument Type	Loan date	Original Principal (millions)	Currency	Carrying amount 31 December, 2016 $ millions	Interest rate	Principal Repayment date	Additional information
Loan-European Bank	December 2010	100	Euro	-	1.105%	December 2015	Repaid
Loan-Israeli institutions	November 2013	600	NIS	144	4.94%	2015-2024 (annual repayment)
Debentures-Series D	December 2014	800	USD	791	4.5% (Effective rate 4.59%)	December 2024	(1)
Loan from a European Bank	December 2015	129	USD	129	Libor+1.4%	December 2019
Debentures-Series E	April 2016	1,569	NIS	405	2.45% (Effective rate 2.61%)	2021- 2024 (annual repayment)	(2)
Debenture (Privet issuance in USA)	March 2005	125	USD	-	5.72%	March 2015	Repaid
Debentures (private offering) – 3 series	January 2014	84	USD	84	4.55%	January 2021
		145		145	5.16%	January 2024
		46		46	5.31%	January 2026
Loan-international institutions	July 2014	35	USD	45	Libor+1.55%	2019-2024
		10			3.34%
		30	Euro	60	Euribor+1.4%-1.7%
		27			2.1%-3.75%
YPH JV’s loans	October 2014	600	CNY	86	5.23%	During 2019
YPH JV’s bank loans	October 2014	700	CNY	101	4.35%-4.57%	During 2017
Loan-European Bank	December 2014	161	BRL	45	CDI+1.35%	2015-2021 (2 yearly payments)
Loan-Asian bank	April 2016	400	CNY	58	CNH Hibor + 0.5%	April 2017

Additional information:

(1)	Debentures series D

Private issuance of debentures pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended, to institutional investors in the U.S., Europe, and Israel. The notes are registered for trade in the TACT Institutional; by the Tel-Aviv Stock Exchange Ltd. The notes have been rated BBB (stable). In March 2016, the rating company “Fitch Rating Ltd.” updated the rating outlook of the Company’s credit, together with the rating of the debentures, from stable to negative. In October 2016, the rating company “Standard & Poor’s” updated the Company’s credit rating, together with the rating of the debentures, from a rating of BBB to a rating of BBB-, with a stable rating outlook.

(2)	Debentures-Series E

The debentures were listed for trading on the Tel-Aviv Stock Exchange. The Debentures are unsecured and contain standard terms and conditions and events of default, as well as a mechanism to raise the interest rate in the event of a decrease in the rating of the Debentures (the interest rate will be increased by 0.25% per decrease in the rating by one rating level, starting at a rating of (ilA) and reaching a maximum cumulative interest rate increase of 1% upon reaching a rating of (ilBBB)), a negative pledge undertaking and financial covenants ((1) minimum equity of not less than $1.55 billion; and (2) net debt to EBITDA ratio of not more than 1:5.5). On November 8, 2016, the rating agency Standard & Poor's Maalot ratified the Company’s rating of 'ilAA'. The rating outlook is stable.

Critical Accounting Policies and Estimates

The financial statements in conformity with IFRS requires the management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The evaluation of accounting estimates used in the preparation of the Group’s financial statements requires management of the Company to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

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

The reasonability of future revenues to be earned to use future tax benefits.

		Recognition or reversal of deferred tax asset in profit or loss.	See Note 17 regarding taxes on income.
Uncertain tax positions	The extent of the certainty that the Group’s tax positions will be accepted (uncertain tax positions) and the risk of it incurring any additional tax and interest expenses. This is based on an analysis of a number of matters including interpretations of tax laws and the Group’s past experience.	Recognition of additional income tax expenses.	See Note 17 regarding taxes on income.
Post-employment employee benefits	Actuarial assumptions such as the discount rate, future salary increases and the future pension increase.	An increase or decrease in the post-employment defined benefit obligation.	See Note 18 regarding employee benefits.
Assessment of probability of contingent and environmental liabilities including cost of waste removal/restoration

Whether it is more likely than not that an outflow of economic resources will be required in respect of potential liabilities under the environmental protection laws and legal claims pending against the Company and its investees.

The waste removal/ restoration obligation depends on the reliability of the estimates of future removal costs.

		Creation, adjustment or reversal of a provision for a claim and/or environmental liability including cost of waste removal/restoration.	See Note 20 regarding contingent liabilities.
Recoverable amount of a cash generating unit, among other things, containing goodwill	The discount rate and a budgeted growth rate.	Change in impairment loss.	See Note 13 regarding impairment testing.
Assessment of the fair value of the assets and liabilities acquired in business combinations	Expected cash-flow forecasts of the acquired business, and models for calculating the fair value of the acquired items and their depreciation and amortization periods.	Impact on the balance of assets and liabilities acquired and the depreciation and amortization in the statement of income.
Assessment of the net realizable value of inventory	Future selling price and expected replacement price when used as the best available evidence for realizable value.	Decrease in the carrying value of the inventories and the results of operations accordingly
Mineral reserves and resource deposits	Quantities and qualities estimates of mineral reserves and resource deposits are based on engineering, economic and geological data that is compiled and analyzed by the Company’s engineers and geologists.

Impact on the useful life of the assets relating to the relevant activity.

Principal Capital Expenditures and Divestitures

ICL had cash capital expenditures of $632 million, $619 million and $835 million in 2016, 2015 and 2014, respectively. The above capital expenditures include investments in fixed and intangible assets.

ICL’S principal capital expenditures since January 1, 2014 have consisted of work on the dike surrounding the evaporation ponds at the Dead Sea, construction work with respect to a new power station at Sodom, investments as part of a plan to gradually increase the production capacity of the Sodom plans, investments to increase the production capacity of the Company’s mines in Europe and two investments that were terminated during 2016 – the Harmonization project (one centralized ERP system) and the Allana project in Ethiopia (for additional information regarding the Allana project, see “Item 3. Key Information—D. Risk Factors”).

Particularly in 2016, ICL’s capital expenditures include: expansion of its potash production capacity at the Suria site in Spain (mine, facilities and logistics); investments in the Food Specialties business line in Austria, including expansion of the production capacity of dairy proteins and other components used in the food and beverage industry; and an investment in respect of construction of the new power station at the Sodom site in Israel. In addition, the Company is in the examination stage in connection with projects in the YPH JV in China.

The Company financing its capital expenditures from cash flows from operations and from credit facilities.

The Company is continuing the arrangement stemming from the agreement between Dead Sea Works and the State of Israel regarding financing of the costs of the dike (the temporary defenses stage) pursuant to which Dead Sea Works will bear 39.5% of the financing and the State of Israel will bear the rest. For additional details regarding this agreement – see Note 20 to our audited financial statements.

According to the Company's strategy, from time to time various possibilities are examined in connection with its non-core activities, including the sale thereof. Accordingly, in 2016 the Company successfully completed the sale of Clearon (chlorine-based biocide activities in USA) in accordance with ICL strategy. Additional divestiture opportunities in our non-core businesses include IDE and Novotide.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and development

ICL’s R&D activities are part of its global strategic plan. The activities include both internal research and joint activities with a wide range of universities and research institutes along with other long-term innovative activities. ICL’s R&D is directed towards present and future market needs and focuses on identifying additional uses for the minerals in use and their derivatives.

In 2016, the Company significantly strengthened its core area research activities with third parties in respect of: agriculture, food, and engineered materials. The agronomic research collaboration between ICL and the Volcani Institute (CPFN), which is based in Gilat in the southern part of Israel, presented its first annual work plan. The activities of ICL Innovation (Incubator), which focuses mainly on high-risk technologies in the initial stages of development, has six running projects and six new projects were approved for commencement in the first quarter of 2017.

The cross-segment development teams which were set up in 2014 by the ICL R&D Management Forum, headed by the CTO, are continuing to work on subjects of common interest in order to promote the development and application of new products and technologies.

The defined goals of our research and development operations are:

1.	Expansion of the Company’s new products and its new technology portfolio,

2.	Continuous process improvement in the Company’s manufacturing facilities by reducing production costs, operating optimization and reduction of waste streams and environmental impacts, and

3.	Cultivating the Company’s human resources and technological leadership.

The R&D activities of the Essential Minerals segment in 2016 were focused on its two business lines – ICL Potash & Magnesium and ICL Phosphate:

ICL Potash and Magnesium business line

•	Improvement of processes and reduction of costs in the potash plants;

•	Improvement of the quality of the products being sold;

•	Research regarding environmental protection, including development of methods for treating and reducing effluents;

•	Analysis of alternative methods for increasing the carnallite production capacity;

•	Geological examination of our concessions in Spain in order to ascertain whether a significant expansion is possible;

•	Examination of technologies for improvement of the production of polysulphate on the Company's site in the UK; and

•	Development of a new product from potash dust – granulated potash with or without micro-nutrients.

ICL Phosphate business line

•	Improvement of processes and reduction of costs in the production plants;

•	Improvement of the quality of the products being sold;

•	Research regarding environmental protection, including development of methods for treating and reducing effluents;

•	Development of a new fertilizer from waste streams;

•	Further analysis of adaptation of various types of phosphate rock (bituminous and brown phosphates) for the production of phosphoric acid and its downstream products as part of an effort to exploit and increase existing phosphate reserves;

•	Development of applications for water conservation and improving availability of the fertilizers around the root; and

•	Development of a fertilizer with sulfur.

The total Essential Minerals segment’s R&D expenses in 2016 were $15 million.

The R&D activities of the Specialty Solutions segment in 2016 were focused on its four business lines – ICL Industrial Products, ICL Specialty Fertilizers, ICL Advanced Additives and ICL Food Specialties:

ICL Industrial Products business line

•	Brominated polymers: continuing development of polymeric/active brominated flame retardants, which are expected to become the next generation of environmentally friendly flame retardants, and future substitutes for threatened products, such as DECA and FR 1410;

•	Textiles: continuing development of TexFRon™, a series of textile flame-retardant products. TexFRon™ 4002 is an effective and environmentally friendly solution for diverse textile products, replacing DECA and offering a transparent and laundry-durable solution that is not currently available in the market. In the previous year, flame-retardant products for nylon were developed to satisfy an unmet demand in the market. In addition, unique ATO-free (Antimony Trioxide) flame-retardant systems were introduced to the market. These green solutions created interest among the Company's customers and are being commercially evaluated;

•	Energy storage: continued development of bromine-based energy storage solutions using diverse technologies;

•	Ecological research to improve the wastewater treatment systems, and to reduce air emissions and solid waste;

•	Biocides: continued development of new materials for water treatment and prevention of biofilm in irrigation systems and industrial water cooling systems;

•	Phosphorus-based products: development of new phosphorus-based solutions and/or integrated phosphorus/bromine solutions as flame-retardants for the polyurethane market (i.e., flexible and rigid foam). Common applications of polyurethane flame retardants are in the construction (insulation), furniture and automotive industries. In addition, new solutions for hydraulic fluids are being developed;

•	Support of production: improving product quality and lowering production costs by changing and improving processes, while using the principles of green chemistry (for example, reduction in the use of organic solvents). There is extensive use of the “sustainability index” model for guiding the development of new products and processes; and

•	Engineering: research in the area of construction materials in order to overcome problems of accelerated corrosion, wear and tear, and equipment adaptation.

ICL Specialty Fertilizers business line

•	Improvement of the portfolio with new product formulations;

•	Development of a product having a high-acid content for diverse soluble fertilizer applications;

•	Development of controlled-release NPK fertilizers containing micro-nutrients, which are not currently available in the market;

•	Development of controlled-release fertilizers with an improved environmental profile;

•	Development of applications for water conservation and improving availability of the fertilizers around the root; and

•	Initiation and development of new technologies to increase nutrient use efficiency.

ICL Advanced Additives business line

•	Expansion of the R&D labs in St Louis, Missouri: The R&D and applications testing capabilities of ICL Advanced Additives in St Louis were expanded. The new labs will primarily focus on construction, paints & coatings, metal treatment and cleaning additives, as well as identifying new phosphate applications;

•	Introduction of new Phos-Chek™ Class B foams into the Americas. ICL Advanced Additives developed new Class B firefighting foam technologies which have passed all U.S. military specifications and are now being used by the United States Air Force;

•	ICL Advanced Additives launched several new products in 2016. In the paints & coatings business, a new liquid corrosion inhibitor known as HALOX 570LS was launched for architectural waterborne paints. The technology is a direct response to the voice-of-customer (VOC) initiatives to develop easier to use products which are not prone to explosive dust or require grinding to smaller particle sizes. HALOX 700, a zinc, aluminum phosphate anti-corrosive pigment was introduced to the market as well. This multi-metal corrosion inhibitor is designed for high performance urethane and epoxy primers which are used for anti-corrosion of steel and aluminum for industrial coatings as well as automotive refinish coatings. LOPON 105, a biocide-free dispersant was launched in Europe. This product allows European customers to reduce the biocide content in coatings and to stay below the labeling threshold.

•	Cross business line collaboration between ICL Advanced Additives and ICL Industrial Products was highly successful. Several new technologies from ICL Industrial Products were successfully evaluated in ICL Advanced Additives, particularly, TexFRon™, a halogen-free flame retardant, LaqFRon™, a brominated styrene acrylic flame retardant polymer for wood coatings, a low moisture magnesium borate, a powerful smoke suppressant for plastics, phosphate esters as adhesion promoters and plasticizers, and nano zinc phosphate dispersions for anti-corrosion in clear coat systems;

•	R&D activities expanded into the Specialty Minerals sub-business line with the recent addition of magnesia, magnesium hydroxide, magnesium chloride, pure potassium chloride and calcium carbonate (pharma grade) into ICL Advanced Additives. Two new products were launched from the Specialty Minerals R&D team in Israel – CareMag™ D and CareMag™ B for personal care and anti-rash baby creams, respectively. Patent filings were also completed;

•	Process technology activities improved the competitiveness as a global supplier for P2S5, phosphoric acid and phosphate salts.

ICL Food Specialties business line

•	Development of new products based on milk proteins;

•	Providing solutions for modifying texture and stability of food products, including meat substitutes and beverages;

•	Novel product applications for dairy, beverages, bakery and processed meat products by exploiting synergies between food phosphates, proteins, starches and fibers;

•	Continued development of applications for low-sodium salts based on raw materials from the Dead Sea and integration of SALONA™ into, among others, spice blends for meat products and culinary sauces.

The total Specialty Solutions segment’s R&D expenses in 2016 were $51 million.

Intellectual property

The Company believes that our intellectual property is crucial for protecting and developing its business activities.

ICL Industrial Products has 317 patents which were registered over the years and 117 patent applications in various stages of review around the world. In 2016, 56 new patent applications filed by ICL Industrial Products were approved.

ICL Specialty Fertilizers has 23 groups of patents, related to derivatives of the Osmocote brand, for slow released soluble fertilizers, P1 and P2 coating production technology and for applications of controlled release fertilizers and plant protection products.

ICL Advanced Additives has, in various countries, 106 registered trademarks and 72 registered patents.

ICL Food Specialties has, in various countries, 789 registered trademarks and 51 registered patents.

We believe that the expiration of any patent, or their violation by a competitor, would not have a notable effect on our operations or our financial results.

D. TREND INFORMATION

Trend information is included throughout the other sections of this Item 5. In addition, the fluctuations in the operating results may continue in the upcoming quarters. Specific material drivers of these trends are identified in the discussion above with respect to the years ended December 31, 2016, 2015 and 2014. Seasonality of our business is included in Item 4. Information on the Company—B. Business Overview.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2016, we had no off-balance sheet arrangements, other than the amounts reported as operating lease obligations in “Item 5.F - Contractual Obligations”.

F. CONTRACTUAL OBLIGATIONS

The following table presents information related to our contractual obligations, including estimated interest payments, as of December 31, 2016.

	As at December 31, 2016
	Total amount (2)	12 months or less	1-2 years	3-5 years	More than 5 years
	$ millions	$ millions	$ millions	$ millions	$ millions
Credit from banks and others (not including current maturities)	576	576	-	-	-
Trade payables	644	644	-	-	-
Other payables	334	334	-	-	-
Operating lease obligations	258	46	21	59	132
Purchase obligations(1)	663	333	122	152	56
Employee Benefits	607	31	99	154	323
Long-term debt and debentures	3,421	113	111	1,641	1,556
Total	6,503	2,077	353	2,006	2,067

(1)	This information excludes agreements in the ordinary course of business for purchases within the next twelve months.

(2)	Including estimated interest therefore differs from the carrying amount.

	As at December 31, 2016
	Total amount	12 months or less	1-2 years	3-5 Years	More than 5 years
	$ millions	$ millions	$ millions	$ millions	$ millions
Financial liabilities – derivative instruments utilized for economic hedging
Interest rate swaps and options	5	-	-	1	4
Foreign exchange derivatives	3	3	-	-	-
	8	3	-	1	4

G. SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, or the statutory safe harbors, shall apply to forward-looking information provided pursuant to ”Item 5. Operating and Financial Review and Prospects—F. Contractual obligations” above. For our cautionary statement on the forward-looking statements in this Annual Report, see ”Special Note Regarding Forward-Looking Statements”.

Item 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND OFFICERS

The following table lists the names and ages of our directors as of the publication date of this Annual Report. The mailing address of our directors is c/o Israel Chemicals Ltd., 23 Aranha Street, Millennium Tower, Tel Aviv, 61070, Israel.

Name	Age	Position

Johanan Locker	60	Executive Chairman of the Board of Directors
Aviad Kaufman	46	Director
Avisar Paz	60	Director
Geoffery Merszei	66	Director
Dr. Miriam Haran	67	Director
Yaacov Dior	73	Director
Ovadia Eli	72	Director
Sagi Kabla	40	Director
Shimon Eckhaus	66	Director

*On April 2016 the Board of Directors has appointed Mr. Johanan Locker as a director, and on 29 August 2016 the general meeting of our shareholders approved the said appointment. As of 15 August 2016 Mr. Locker serves as the Executive Chairman of the Board, replacing Mr. Nir Gilad, whose term in said position concluded at that date.

On 8 September 2016 Mr. Stefan Borgas gave notice of his decision to resign from office as CEO and member of the Board, due to personal reasons.

Messrs. Eran Sarig and Ron Moskovitz resigned from the Board on 14 March 2016 and 5 January 2017, respectively.

On March 14, 2017, the Board of Directors has approved the appointment of Mr. Reem Aminoach as member of the Company's Board. Mr. Aminoach's tenure will be in effect until the next general meeting of the Company's shareholders. Mr. Aminoach is a Certified public accountant, with a BA in Accountancy and Economics, Tel-Aviv University (academic honors, Dean's honor list) and MBA in business administration, Tel-Aviv University. Until recently, Mr. Aminoach served as the founding partner of Shtainmetz Aminoach & Co, certified public accountants. Mr. Aminoach was a brigadier general at military reserve service, and was former Head of Budgets at the Department of Security, and financial advisor to the IDF Chief of Staff. Mr. Aminoach was formerly a director at Ofer Bros. Ltd and director and chairman of the audit committee, at Zim Ltd. (of Israel Corporation's group). Mr. Aminoach was also formerly a member of Hadassah Hospital Board Governors.

Mr. Yaacov Dior and Dr. Miriam Haran are “external directors” under the Israeli Companies Law, 5759-1999 (the “Companies Law”) as described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors”.

Messrs. Yaacov Dior, Miriam Haran, Geoffrey Merszei and Shimon Eckhaus are independent directors under the rules applicable to U.S. companies listed on the NYSE. Messrs. Johanan Locker, Avisar Paz, Aviad Kaufman, Sagi Kabla and Ovadia Eli are not considered independent directors by virtue of the positions they hold with our controlling shareholder or in the Company; these directors are not considered independent directors also under Israeli law due to their relationship with our controlling shareholder or with the Company.

Johanan Locker. Mr. Johanan Locker serves as director since April 2016 and as Chairman of the Board since August 2016. Prior to joining our Board, Mr. Locker was the CEO of Clal Heavy Industries and Real Estate Ltd. (2014-2016). He served as chairman of the boards of several companies, including Beit Shemesh Engines, Hadera Paper, the Golf & Co. Group and Clal Sun. He was also a board member at Mashav Initiating and Development, Taavura Holdings and Jafora-Tabori. Mr. Locker served as strategic consultant of Clal Industries Ltd. (2013-2014) and as the Military Secretary to the Prime Minister of Israel (2010-2012). Mr. Locker, Major General (reserve), held various command positions in the Israeli Air Force, among them IAF chief of staff, deputy IAF commander (2008-2010), head of Air Division (2005-2008), commander of the Hatzerim IAF Base (2001-2004) and head of the Planning Division (1997-2001). Mr. Locker held several positions in the operational headquarters of the Israeli Air Force (1994-1996) and served as a fighter squadron commander (1991-1994). Mr. Locker holds a BA in Economics and Business Administration (with honors) from the Bar Ilan University and an MA in Public Administration from the Kennedy School of Government at Harvard University.

Avisar Paz. Mr. Paz serves as director since April 2001. He is the chief executive officer of Israel Corporation and was previously Israel Corporation's chief financial officer. Mr. Paz serves as director in various subsidiaries of Israel Corporation. He serves as director in Oil Refineries Ltd. Mr. Paz holds a BA in Economics and Accounting from Tel Aviv University and is a certified public accountant in Israel.

Aviad Kaufman. Mr. Kaufman serves as director since March 2014. He is the chief financial officer of Quantum Pacific (UK) LLP, and chairman of the board of Israel Corporation Ltd. since 1 December 2016. He is also a director of Kenon Holdings Ltd. and IC Power Pte. Ltd., each of which may be considered associated with the same ultimate beneficiary, Mr. Idan Ofer. Mr. Kaufman served as chief financial officer of Quantum Pacific Advisory Limited (2008-2012). He served as director of international taxation and held various senior corporate finance roles at Amdocs Ltd. (2002-2007). Previously, Mr. Kaufman held various consultancy positions with KPMG. Mr. Kaufman is a certified public accountant and holds a BA in Accounting and Economics from the Hebrew University of Jerusalem (with honors), and an MBA majoring in Finance from Tel Aviv University.

Sagi Kabla. Mr. Kabla serves as director since 8 February 2016. He is the chief financial officer of Israel Corporation since December 2015. He serves as director in Bazan Group and previously served as senior executive of business development, strategy and IR in Israel Corporation. Prior to joining Israel Corporation, Mr. Kabla held various positions at KPMG Corporate Finance. Mr. Kabla is a certified public accountant in Israel and holds a BA in Accounting and Economics from Bar-Ilan University and an MBA (Finance) from the College of Management.

Ovadia Eli. Mr. Eli serves as director since August 2011. He is chairman of the board of Oil Refineries Ltd. He served as chairman of the board of the Israel Airports Authority, Shmanim Besisyim Haifa Ltd. and I.C.P.I. He was a member of the boards of directors of Salt Industries Israel Ltd., Shaarei Ribit Ltd., Zim Integrated Shipping Services Ltd. and OPC Rotem Ltd. Mr. Eli holds a BA in Educational Counseling and Bible Studies from the Haifa University and is a graduate of the Lifshitz Teachers College in Jerusalem.

Yaacov Dior. Mr. Dior served as external director since October 2011 and until October 2014 and serves as an external director since February 2015. He is an external director of Clal Insurance Holdings Ltd. He was CEO of Israel Credit Cards Ltd., of Visa Alfa Ltd., and of IDT Carmel Ltd. He served as director on the boards of Visa Europe and Visa International. He was also chairman of the board of Cellarix Mobile Payments Ltd. and of Kneh Hacol Ltd. Mr. Dior is a member of the Friends Society of the Bar Ilan University. Mr. Dior is also a member of the public council of Alut – the National Association for Autistic Children, and a member of the Association of Friends of Meir Medical Center. Mr. Dior holds a BA in Economics and Political Science from the Hebrew University of Jerusalem and an MBA from Tel Aviv University.

Dr. Miriam Haran. Dr. Haran serves as external director since September 2009. She served as director general of Israel’s Ministry of Environmental Protection. She is currently head of Ono Academic College’s MBA Program in Environmental Management and is a board member of M.A.I (Electrical and Electronic Waste Recycling). Dr. Haran served as a board member of the Company for Environmental Services (2008-2012) and as chairperson of the Consumer Council (2012-2014). Dr. Haran holds a B.Sc. in Natural Sciences from the Hebrew University of Jerusalem and a PhD in Organic Chemistry from Brandeis University.

Geoffrey Merszei. Mr. Merszei serves as director since February 2015. He serves as chairman of the Board of Zolenza AG, Switzerland. From 1977 to 2001 and from 2005 to 2013, Mr. Merszei served in a number of positions at the Dow Chemical Company, including as its executive vice president (2005 to 2012) and chief financial officer (2005 to 2009), during which time he also served on Dow’s board of directors (2005 to 2009). Mr. Merszei was CEO and chairman of the board of Dow Europe, the Middle East and Africa (2009 to 2012). In 2001 Mr. Merszei left Dow to be executive vice president and chief financial officer of Alcan Inc. in Canada, and returned to Dow in July 2005. Mr. Merszei has served as a lead director of the Dow Corning Corporation (2005 to 2010) and as a director of the Chemical Financial Corporation and Chemical Bank (2006 to 2010). Mr. Merszei previously served as an executive committee member of the European Chemical Industry Council (CEFIC) (2009 to 2012). Mr. Merszei holds a BA in Economics from Albion College, Michigan, U.S.A.

Shimon Eckhaus. Mr. Eckhaus serves as director since February 2015. He serves as the president of Worldwide Integrated Network Ltd. and also serves on the board of directors of Orbit Technologies Ltd. and AqWise Ltd. Mr. Eckhaus is a strategic and marketing advisor to a number of private and public companies. From 2009 to 2011, Mr. Eckhaus served as chairman of the board of Starling Advanced Communications Ltd. and as a member of the board of directors of the Israel Electric Company Ltd. and O.D.F Optronics Ltd. Mr. Eckhaus holds a B.Sc. in Materials and Process Engineering, including a specialization in Nuclear Engineering, and an M.Sc. in Materials and Process Engineering, both from Ben Gurion University.

The following table lists the names, ages and positions of our Executive Officers (who are not directors) as of the publication date of this report. The address for sending notices is c/o Israel Chemicals Ltd., 23 Aranha Street, Millenium Tower, Tel Aviv, 61070, Israel.

Name	Age	Position

Asher Grinbaum*	67	Acting Chief Executive Officer

Kobi Altman	48	Chief Financial Officer

Charles M. Weidhas**	57	Chief Operating Officer

Nissim Adar***	65	President, ICL Essential Minerals

Ofer Lifshitz ***	61	Senior Vice President

Eli Glazer****	61	President, ICL Specialty Solutions

Lisa Haimovitz	51	Senior Vice President, ICL Global General Counsel and Corporate Secretary

Hezi Israel	49	Executive Vice President, ICL Corporate Development, M&A and Strategy

Yakir Menashe	45	Executive Vice President, ICL Global Human Resources

Rani Lobenstein*****	45	Director of Corporate Relations

*On 11 September 2016, our Board of Directors appointed Mr. Asher Grinbaum, who until 1 July2016 served as Executive Vice President and Chief Operating Officer, as Acting CEO of the Company, pending the appointment of a permanent CEO, after on 8 September 2016 Mr. Stefan Borgas gave notice of his decision to resign from office as CEO and Board member, due to personal reasons. Mr. Grinbaum’s appointment as Acting CEO became effective immediately (on 11 September 2016). Concurrently, the Board appointed a search committee for a permanent CEO, consisting of Mr. Johanan Locker (chairman of search committee), Dr. Miriam Haran and Mr. Avisar Paz.

**Mr. Charles M. Weidhas, previously CEO of ICL Industrial Products, replaced Mr. Grinbaum as Chief Operating Officer, as of 1 July 2016.

***Mr. Nissim Adar, President of ICL Essential Minerals, is expected to retire on 31 March 2017. He will be replaced in office by Mr. Ofer Lifshitz, who currently serves as Senior Vice President and who has recently headed ICL’s efficiency and cash flow improvement program.

****Mr. Eli Glazer, previously CEO of ICL Europe, took office as President of ICL Specialty Solutions as of 1 February, replacing Mr. Mark Volmer, who resigned from office on 31 January 2017.

*****On 7 July 2017 Mr. Rani Lobenstein was appointed as Director of the Corporate Relations Unit. Since his appointment, Mr. Lobenstein is considered a Company officer.

Asher Grinbaum. Mr. Grinbaum serves as Acting CEO since 11 September 2016. Since January 2008 and until 1 July 2016 he served as Executive Vice President and Chief Operating Officer. He serves as director on the boards of Dead Sea Works Ltd., Rotem Amfert Negev Ltd., Dead Sea Bromine Company Ltd. and Bromine Compounds Ltd. – subsidiaries of the Company. He is a member of the board of trustees of the Ben Gurion University, serves as chairman of the Be’er Sheva chess club, and was member of the board of the Israel Chemistry Society and chairman of the Chemistry Association and the Environmental Committee of the Israeli Manufacturers Association. In 2016 Mr. Grinbaum concluded his role as chairman of the executive committee of Be’er Sheva Theatre. Mr. Grinbaum holds a BA in Mechanical Engineering and an MBA in Business Administration, both from Ben Gurion University.

Kobi Altman. Mr. Altman serves in his position since April 2015. Mr. Altman serves as director on the boards of Dead Sea Works Ltd., Rotem Amfert Negev Ltd., Dead Sea Bromine Company Ltd. and Bromine Compounds Ltd. – subsidiaries of the Company. Mr. Altman previously held several senior positions at Teva Pharmaceutical Industries Ltd. (2006-2015). Mr. Altman is a certified public accountant in Israel and holds a BA in Accounting and Economics from Bar Ilan University and an MA in Economics from Bar Ilan University.

Charles M. Weidhas. Mr. Weidhas serves as Chief Operating Officer (COO) since July 2016. He previously served as CEO of ICL Industrial Products (2013-2016). Also serves as Chairman of TAMI IMI R&D Institute. Mr. Weidhas previously served as CEO of ICL Performance Products (2007-2013), and held managerial positions with Monsanto and Solutia. Mr. Weidhas holds a B.Sc. in Chemical Engineering and an MBA from Northeastern University.

Nissim Adar. Mr. Adar serves in his position since October 2013, and is expected to retire on 31 March 2017. He previously served as CEO of ICL Industrial Products (2008 - 2013). Mr. Adar holds a BA in Chemical Engineering and an MBA in Industrial Management from Ben Gurion University.

Ofer Lifshitz. Mr. Lifshitz is expected to take office as President of ICL Essential Minerals on 1 April 2017. Mr. Lifshitz, Senior Vice President, recently headed ICL’s efficiency and cash flow improvement program. He Joined ICL in 1996 and held numerous positions, among other Executive Vice President and Business Division Director of Bromine Products and Compounds in ICL Industrial Products. In addition, Mr. Lifshitz served as Head of ICL China in 2002-2005. Mr. Lifshitz headed the integration of the YPH JV and was recently appointed chairman of the board of the JV and board member of Yunnan Yuntianhua. Mr. Lifshitz holds a BA in economics and an MA in industrial engineering from Ben Gurion University.

Eli Glazer. Mr. Glazer serves as President of ICL Specialty Solutions since 1 February 2017. He previously served as Senior Vice President and CEO of ICL Europe. Mr. Glazer joined ICL in 1983 and held numerous positions with the Company, including CEO of ICL Performance Products in Europe and Asia Pacific for a period of 5 years and CEO of ICL China for a period of 5 years. Before that, Mr. Glazer held various positions in ICL Industrial Products, including Business Division Director of Bromine Products and Compounds. Mr. Glazer holds a BA in economics and an MA in industrial engineering from Ben Gurion University

Lisa Haimovitz. Ms. Haimovitz serves in her position since May 2009. She served as vice president for strategy in the Delek Group and has held a number of positions in the Israel Securities Authority. She holds an LLB and an MBA from Tel Aviv University and is a member of the Israel Bar.

Hezi Israel. Mr. Israel serves in his position since March 2012. He served as Vice President for Strategy and Business Development of ICL Industrial Products. He serves as chairman of ICL Incubation. Prior to joining ICL, he held several positions in Teva Pharmaceutical Industries Ltd. (2000-2007). He holds a BA in Economics and Political Science and an MBA majoring in Finance, both from Tel Aviv University.

Yakir Menashe. Mr. Menashe serves in his position since March 2013. He served as Vice President for Compliance & Regulatory Affairs and as assistant to the CEO of the Company. Mr. Menashe holds an LLB from the College of Management and is a member of the Israel Bar.

Rani Lobenstein. Mr. Lobenstein was appointed Director of the Corporate Relations Unit in July 2016. Before Joining ICL in 2014, he served as chief of staff and senior advisor to the Director General of the Israeli Ministry of Finance (2002-2007). He served as CEO of ASIC, a subsidiary of the Israel Corporation, where he served as a member of management between 2008 and 2014. In addition, Mr. Lobenstein served as vice president for strategy and regulatory affairs in OPC Rotem between 2010 and 2014. Mr. Lobenstein holds a B.Sc. in economics and agriculture from the Hebrew University of Jerusalem, and an MBA (financing) from the Israeli branch of Manchester University.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were elected.

B. COMPENSATION

Under the Israeli Companies Law and regulations promulgated thereunder (collectively, the "Companies Regulations"), the compensation of directors must comply with the Company's compensation policy and requires the approval of the Human Resources & Compensation Committee, Board of Directors and Shareholders, in that order. The Companies Regulations set minimum and maximum amounts of cash compensation, depending on the size of the company, or cash and/or equity compensation that are relative to that of other directors who are not controlling shareholders or employed thereby and who are not employed by the Company (collectively, "Other Directors"). Directors who are employees of Israel Corp. do not receive additional cash compensation for their services as directors. Instead, such fees are included in the annual management fees we pay to Israel Corp. pursuant to our agreement with them.

On November 8 and 11, 2015, our Human Resources & Compensation Committee and the Board of Directors, respectively, and on December 23, 2015, the General Meeting of Shareholders, approved a proportionate compensation in accordance with the Companies Regulations, including a cash compensation to be paid to each of the directors (excluding directors employed by the Company or Israel Corp.), who serve from time to time, at a fixed annual amount of NIS 365,000 (approximately $93,088 on the date of the shareholders' approval), and a per meeting attendance fee equal to the lowest fee payable to external directors of companies of the size of ICL pursuant to the Compensation Regulations, as amended from time to time. Such amount equaled (on the date of the shareholders' approval) NIS 2,391 (approximately $610) per meeting for directors who do not meet the qualifications of an expert director and NIS 3,180 (approximately $811) per meeting for directors who meet the qualifications of an expert director. It was further approved by the authorized organs in their meetings set forth above, as part of the proportionate compensation, to allocate 15,115 restricted shares to each of the directors (excluding the Chairman of the Board at the time Mr. Nir Gilad and the Company's CEO at the time, Mr. Stefan Borgas), for no consideration, as specified below. The aforementioned authorized organs further approved that the directors employed by Israel Corp. and Mr. Aviad Kaufman will assign their restricted shares (or the economic benefit thereof) to Israel Corp. and that Mr. Aviad Kaufman will also assign to Israel Corp. the 9,078 restricted shares that were granted him pursuant to the February 26, 2015, General Meeting's approval. Furthermore, pursuant to the abovementioned approval of the General Meeting, Mr. Aviad Kaufman has assigned the cash compensation paid him by the Company unto Millennium. Accordingly, 54,423 shares were allocated to Israel Corp. For further information on the fair value of the restricted shares, see Note 21 to our audited financial statements. On 29 March 2016, our Board of Directors decided on a 5% reduction of the cash compensation component for 2016 as approved by the General Meeting on 23 December 2015, as well as of the cash compensation component for 2017. Accordingly, the fixed amount paid to directors in 2016 amounted to NIS 346,750 (approximately $90,000).

On November 20 and 22, 2016, our Human Resources & Compensation Committee and the Board of Directors, respectively, and on January 3, 2017, the General Meeting of Shareholders, approved an equity grant for 2017, allocation of 18,303 restricted shares to each of our directors (excluding the Chairman of the Board, Mr. Johanan Locker, to whom an equity grant was approved as detailed below), who serve from time to time, for no consideration, in accordance with the Company’s Equity Compensation Plan (2014), as amended in June 2016. Furthermore, the aforementioned authorized organs approved that the directors employed by Israel Corp. and Messrs. Ron Moskovitz and Aviad Kaufman will assign their restricted shares (or the economic benefit thereof) to Israel Corp. and that Mr. Ron Moskovitz will assign the cash compensation paid him by the Company to Millennium. Accordingly, 54,909 shares were allocated to Israel Corp. For futher information on the fair value of the restricted shares, see Note 21 to our audited financial statements. The cash compensation for 2017 is the compensation determined by the General Meeting held on 23 December 2015, as specified above. As of the date of this report, the annual fixed sum amounted to NIS 365,000 (approximately $95,000), the per meeting attendance fee was set at NIS 2,391 (approximately $600) per meeting for directors who do not meet the qualifications of an expert director and NIS 3,180 (approximately $800) per meeting for directors who meet the qualifications of an expert director.

On March 14, 2017, our Compensation & Human Resources Committee and Board of Directors approved a 5% reduction out of the value of the equity compensation component to the extent granted to directors for the year 2018.

Mr. Johanan Locker serves as director as of 20 April 2016, and as Chairman of the Board of Directors (at a scope of no less than 90% of a full time position) as of August 15, 2016. Mr. Locker’s compensation terms were approved by our Compensation & Human Resources Committee and Board of Directors on April 19, 2016, and on 20 April 2016, respectively. Furthermore, a share-based payment (ESO) to Mr. Locker was approved by our Compensation & Human Resources Committee and Board of Directors on 16 May 2016 and on 17 May 2016, respectively (as part of the allocation to officers for the year 2016). The said terms were approved by the General Meeting of our Shareholders on 29 August 2016, as follows: (1) annual base salary of NIS 1,920,000 (approximately $500,000); (2) annual cash bonus according to ICL’s bonus plan and compensation policy. Mr. Locker’s target bonus in respect of 2016 was NIS 1,900,000 (approximately $500,000); (3) annual equity compensation framework at the amount of NIS 1,800,000 (approximately $470,000), as well as a one-time annual allocation of options exercisable into 186,335 ordinary shares and 55,215 restricted shares. The financial value of the said allocation is, as aforesaid, NIS 1,800,000 (approximately $470,000), half of which is attributed to the options and the other half to the restricted shares. The options and restricted shares will vest in three equal tranches as follows: one third upon the lapse of 12 months after the grant date, one third upon the lapse of 24 months after the grant date, and one third upon the lapse of 36 months after the grant date. Exercise of the option shall commence upon their vesting and conclude upon the lapse of 7 years after the grant date; (4) Mr. Locker will be entitled to an advance notice period of 12 months and will be required to give the Company a 6 months advance notice in case he resigns. During such advance notice period Mr. Locker may be required to continue working for ICL and therefore Mr. Locker would continue to be entitled to all of his compensation terms, including annual bonus; (5) in addition, in case of termination of service, Mr. Locker will be entitled to a bonus equal to two times his last monthly salary multiplied by the number of years that he served as the ICL’s Executive Chairman; (6) Mr. Locker is entitled to all other cash and non-cash benefits payable to our senior executives pursuant to our policies in effect from time to time, including but not limited to, pension, study fund, disability insurance, company car, etc.

The total compensation granted to Mr. Locker by ICL for his actual period of employment in 2016 amounted to $450,000, and included the following: (1) basic salary at the amount of $208,000 for his actual period of employment (beginning on August 1, 2016); (2) ancillary payments for social benefits, severance pay, etc. at the amount of $80,000; (3) share-based payment (ESO) at the amount of $162,000. As detailed below, in accordance with the decision of our Board of Directors dated 14 March 2017, Mr. Locker was not granted an annual bonus for his actual period of employment in 2016, in spite of the fact that, pursuant to our compensation policy, he could have been granted an annual bonus for 2016.

The aggregate compensation amount granted to all of the members of our senior management (Global Executive Committee – GEC) as of 31 December 2016 was approximately $7.5 million for the year 2016. The following table and accompanying footnotes describe the compensations granted for the year 2016 to the five highest earning senior officers in ICL.

	Details of the Recipient			Payments for services
Name	Position	Scope of position	Holding in equity	Base Salary(1)	Compensation (2)	Bonus(3)	Equity based compensation(4)	Total
				US$ thousands
Nir Gilad(5)(10)	Executive Chairman of the Board until 15 August 2016	80%	*	536	1,856	-	184	2,041
Stefan Borgas (6)(11)	Chief Executive Officer until 11 September 2016	100%	*	751	1,470	-	(233)	1,237
Nissim Adar (7)(12)	President, ICL Essential Minerals	100%	*	366	569	-	473	1,042
Eli Glazer(8)(13)	President, ICL Specialty Solutions segment, as of 1 January 2017	100%	*	348	528	60	443	1,030
Charles M. Weidhas(9) (14)	Chief Executive Officer,ICL Industrial Products until 1 July 2016, and as of same date Chief Operating Officer	100%	*	365	684	-	330	1,014

* Less than 1%

(1) The annual basic salary for the officers in the above table was calculated according to their actual term of office in the Company in 2016. With respect to Mr. Nir Gilad, the basic salary was calculated up to August 2016. With respect to Mr. Stefan Borgas, the basic salary was calculated up to September 2016

(2) The salary and salary ancillaries component set out in the above table includes all of the following components: monthly salary, social benefits, customary social and related provisions, company car, relocation expenses in case of transfer abroad, payments during advance notice period pursuant to the terms of employment agreements inasmuch as relevant, rent and reimbursement of telephone and newspaper expenses. Compensation is in accordance with our compensation policy.

(3) On 9, 13 and 14 March 2017 our Compensation & Human Resources Committee held discussions and approved the annual bonus to officers for 2016. On 14 March 2017 our Board of Directors decided, pursuant to the authority granted it by our compensation policy, that some of the officers, including our Chairman of the Board, Mr. Locker, and our Acting CEO, Mr. Asher Grinbaum, will not be granted an annual bonus for 2016, despite the fact that, under the compensation policy, they could have been granted an annual bonus for 2016.

(4) The income or expenditure for the share-based payment component was calculated in accordance with accepted accounting standards (IFRS). Accordingly, tranches yet unvested or vesting upon the date of termination of employment with the Company of Messrs. Nir Gilad and Stefan Borgas, were forfeited in the course of the reported period. In addition, with respect to Messrs. Eli Glazer and Nissim Adar, the equity compensation framework for 2015-2016 included “Rule 75” (which provides that if the sum of an employee’s years of employment plus his age is 75 or more, then in case of termination of employer-employee relations such employee is entitled also to the unvested equity component), and therefore they are entitled to the entire equity component allocated them within the framework of these allocations.

(5) Mr. Nir Gilad served as our Chairman of the Board since January 2008, and provided us with services within the framework of the management agreement entered between ICL and Israel Corp., and between May 2015 and 15 August 2016 served as our Executive Chairman of the Board, at a scope of 80% of a full time position. Mr. Gilad's compensation terms (in consideration of 80% of a full time position as aforesaid) were approved by our Compensation Committee and Board of Directors on May 10, 2015 and on May 12, 2015, respectively, and on June 29, 2015, by the General Meeting of our Shareholders, effective as of July 1, 2015, as follows: (1) Mr. Gilad's annual base salary was $800,000; (2) Mr. Gilad was entitled to an annual cash bonus based on ICL’s financial performance in the applicable year, in accordance with its annual audited consolidated financial statements and ICL’s compensation policy. Mr. Gilad’s target bonus in respect of 2016 was $720,000; (3) an annual equity compensation at the amount of approximately $950,000, as specified below; (4) Mr. Gilad was entitled to an advance notice period of 12 months, while during such advance notice period Mr. Gilad would continue to be entitled to all of his compensation terms, including annual bonus; (5) in addition, Mr. Gilad was entitled to a bonus equal to two times his last monthly salary multiplied by the number of years that he served as the ICL’s Executive Chairman; (6) Mr. Gilad was entitled to all other cash and non-cash benefits payable to our senior executives pursuant to our policies in effect from time to time, including but not limited to, pension, study fund, disability insurance, company car, etc. The portion of Mr. Gilad’s equity component which has not vested until the termination of employment shall be forfeited upon the termination of his employment.

(6) Mr. Stefan Borgas served as our Chief Executive Officer since 20 September 2012 and until September 11, 2016. Mr. Borgas’ last monthly base salary, as of 30 November 2016, was approximately $83,333. Mr. Borgas’ base salary was paid in NIS at the representative exchange rate on the 25th of each month and paid on the 1st of the subsequent month. In addition to his monthly base salary, Mr. Borgas was entitled to monthly participation in the cost of a residence, to coverage for the cost of airplane tickets for two annual vacations in Europe for himself and for his family, and to participation in his medical insurance costs. Mr. Borgas was entitled to advance notice payment equivalent to 6 months’ salary. In addition to the amounts provided regularly for pension and severance, additional severance compensation for Mr. Borgas were calculated and paid on the basis of his last monthly base salary multiplied by the number of his years of employment with ICL. The portion of Mr. Borgas’ equity component which had not vested until the termination of employment was forfeited upon the termination of his employment.

(7) Mr. Nissim Adar served as President of ICL Fertilizers since 1 October 2013, and since May 1, 2016 as President of ICL Essential Minerals, and is expected to retire on 31 March 2017. Mr. Adar’s employment contract, as amended, provides that Mr. Adar’s base salary will be updated twice a year according to the rise in the CPI in the months that passed since such previous update. The employment contract is for an unlimited period and may be terminated by either party at any time by prior written notice. Mr. Adar is entitled to a notice period of 6 months. According to the employment contract and the salary updates, as decided by our Board of Directors from time to time, Mr. Adar’s monthly base salary, as of 31 December 2016, is NIS 117,056 (approximately $30,000). Mr. Adar is entitled, in addition to regular provisions for pension and severance, to additional severance pay equal to his last salary multiplied by the number of his years of employment as CEO of ICL Industrial Products and CEO of ICL Fertilizers and ICL Essential Minerals.

(8) Mr. Eli Glazer served as Senior Vice President for Special Projects Head of ICL’s European Headquarters since 2016 and until 30 January 2017. As of 31 January 2017 he serves as President of ICL Specialty Solutions segment. Mr. Glazer’s employment contract is for an unlimited period and may be terminated by either party at any time by prior written notice. According to the employment contract and the salary updates, as decided by our Board of Directors from time to time, Mr. Glazer’s annual basic salary, as of 31 December 2016, is EUR 315,000. In addition, in 2016 Mr. Glazer was entitled to an annual sum of EUR 66,000 which includes residence expenses, children’s schooling, medical insurance and home leave. Mr. Glazer is also entitled to regular provisions for pension and severance.

(9) Mr. Charles Weidhas served as President of ICL Industrial Products since 1 October 2013 and until 30 June 2016. As of 1 July 2016 he serves as Chief Operating Officer, replacing Mr. Asher Grinbaum. Mr. Weidhas’ employment contract is for an unlimited period and may be terminated by either party at any time by prior written notice. Mr. Weidhas is entitled to an advance notice period and adjustment period of 6 months each and is entitled to life insurance and health insurance for himself and his family. Beginning on October 13, 2013 and for a period of 5 years thereafter, Mr. Weidhas is entitled to reimbursement of his rent. As of March 2016, Mr. Weidhas’ monthly base salary is paid in U.S. dollars. As of 31 December 2016, Mr. Weidhas’ monthly base salary is approximately $30,468. Mr. Weidhas is also entitled, as long as he resides in Israel, to maintain the net amount in respect of all payments made to him as would be obtained in the United States (tax equalization). In addition to the amount provided regularly for pension fund and severance pay, Mr. Weidhas is entitled to severance payment equal to his last salary multiplied by the number of his years of employment as President of ICL Industrial Products.

(10) On May 10 and June 1, 2015, and on May 12 and June 5, 2015, the Human Resources & Compensation Committee and the Board of Directors, respectively, approved among other things an allocation for no consideration of 404,220 options warrants and 68,270 restricted shares to Mr. Gilad, at a fair value of $485,021 and $461,615, respectively. The allocation was approved on 29 June 2015 by a special majority of our General Meeting of our shareholders. As of the date of this report, Mr. Gilad holds 404,220 option warrants and 68,220 shares of the Company. Option warrants and shares granted to Mr. Gilad and which have not vested by the date of termination of his employment with the Company shall expire upon the date of termination of his employment. The income or expenditure for the share-based payment component was calculated in accordance with IFRS accounting standards. Accordingly, tranches yet unvested or vesting upon the date of termination of employment with the Company of Messrs. Nir Gilad and Stefan Borgas, were forfeited in the course of the reported period.

(11) On November 26, 2012, an allocation of 1,190,000 non-negotiable options, for no consideration, was approved for Mr. Stefan Borgas under our 2012 Option Plan. On December 30, 2012, the options were assigned to a trustee in Mr. Borgas’ favor. The options are exercisable into our ordinary shares at an exercise price of NIS 46.6 (approx. $12) (subject to adjustments). As of 31 December 2016, 785,400 of the options under the said 2012 plan have expired, and accordingly, 404,600 of the options are still valid. The weighted financial value of each option, on the date of approval, was NIS 11.9 (approx. $3) for the first and second tranches, and NIS 12.7 (approx. $3) for the third tranche. The vesting price for converting the options into shares as of 9 March 2017 is NIS 40.7 (approx. $11), this price is 145% higher than the share price on this date (meaning, these options are “out of the money”).

On August 4, 2014 and August 6, 2014 our Human Resources & Compensation Committee and the Board of Directors, respectively, approved, and on December 11, 2014 the General Meeting of our Shareholders approved an allocation of 367,294 non-negotiable options for no consideration to Mr. Stefan Borgas, as well as 85,907 restricted shares. On December 11, 2014 the options and restricted shares were allocated to a trustee in Mr. Borgas’ favor. The options are exercisable into Company shares at an exercise price of NIS 28.71 (approx. $7) (subject to adjustments). As of December 31, 2016, 244,860 of the options were forfeited, and accordingly, 122,434 of the options are still valid. Furthermore, as of the said date, Mr. Borgas holds 28,635 restricted shares. The weighted financial value of each said option, at the date of approval, was NIS 6.57 (approx. $2). The fair value of the restricted shares, at the date of approval, was NIS 28.09 (approx. $7). The vesting price for converting the options into shares as of 9 March 2017 is NIS 26.12 (about $7.08), the share price on that day was NIS 16.59 (approx. $4.5). The exercise price of the options is 57% higher than the share price on this date (meaning, these options are “out of the money”).

On May 10 and May 12, 2015, our Human Resources & Compensation Committee and the Board of Directors, respectively, approved, and on June 29, 2015 the General Meeting of our Shareholders approved, an allocation of 530,356 non-negotiable options for no consideration to Mr. Stefan Borgas, as well as 89,574 restricted shares. On July 12, 2015, the options and restricted shares were allocated to a trustee in Mr. Borgas’ favor. The options are exercisable into Company shares at an exercise price of NIS 27.76 (approx. $7) (subject to adjustments). As of 31 December 2016, 353,566 of the options were forfeited, and accordingly, 176,790 of the options are still valid. Furthermore, as of such date, Mr. Borgas holds 29,858 restricted shares. The weighted financial value of each such option, at the date of approval, was NIS 4.55 (approx. $1). The fair value of the restricted shares, at the date of approval, was NIS 26.94 (approx. $7). The vesting price for converting the options into shares as of March 9, 2017, is NIS 26.66 (approx. $7.23), the share price on that day was NIS 16.59 (about $4.5). This price is 61% higher than the share price on this date (meaning, these options are “out of the money”).

On May 16 and May 17, 2016, our Human Resources & Compensation Committee and the Board of Directors, respectively, approved, and on August 29, 2016 the General Meeting of our Shareholders approved, an allocation of 625,466 non-negotiable options for no consideration to Mr. Stefan Borgas, as well as 185,337 restricted shares. On 5 September 2016, the options and restricted shares were allocated to a trustee in Mr. Borgas’ favor. The options are exercisable into Company shares at an exercise price of NIS 17.05 (approx. $4.5) (subject to adjustments). The said options were forfeited and the restricted shares were returned to the Company, to the shares registered in the name of the trustee, upon Mr. Borgas’ resignation from office.

The amount respecting share-based compensation to Mr. Borgas as specified in the table reflects income recorded by us in 2016 based on generally accepted accounting principles, for the options and restricted shares allocated to Mr. Borgas, the portion thereof yet unvested upon the date of termination of employment of Mr. Borgas was forfeited or returned to the Company as aforesaid, upon the conclusion of his employment.

(12) On November 26, 2012, an allocation of 380,000 non-negotiable options was approved, for no consideration to Mr. Nissim Adar under our 2012 Option Plan. On December 30, 2012, the options were assigned to a trustee in favor of Mr. Adar. The options are exercisable into Company shares at an exercise price of NIS 46.6 (approx. $12) (subject to adjustments). The weighted financial value of each option, on the date of approval, was NIS 11.9 (approx. $3) for the first and second tranches, and NIS 12.7 (approx. $3) for the third tranches. The vesting price for converting the options into shares as of March 9, 2017, is NIS 40.7 (approx. $11). This price is 145% higher than the share price on this date (meaning, these options are “out of the money”).

On August 4, 2014 and August 6, 2014 our Compensation and Human Resources Committee and the Board of Directors, respectively, approved an allocation of 95,129 non-negotiable options for no consideration to Mr. Adar, as well as 22,250 restricted shares. On September 27, 2014 the options and restricted shares were allocated to a trustee in Mr. Adar’s favor. The options are exercisable into Company shares at an exercise price of NIS 28.71(approx. $7.5) (subject to adjustments). The weighted financial value of each such option, at the date of approval, was NIS 6.57 (approx. $1.7). The fair value of the restricted shares, at the date of approval, was NIS 28.09. The vesting price for converting the options into shares as of 9 March 2017 is NIS 26.12 (approx. $7.08), the share price on that day was NIS 16.59 (about $4.5). This price is 57% higher than the share price on this date (meaning, these options are “out of the money”).

On May 10 and May 12, 2015, our Human Resources & Compensation Committee and the Board of Directors approved an allocation of 137,363 non-negotiable options for no consideration to Mr. Adar, as well as 23,200 restricted shares. On July 12, 2015, the options and restricted shares were allocated to a trustee in Mr. Adar’s favor. The options are exercisable into Company shares at an exercise price of NIS 27.76 (approx. $7) (subject to adjustments). The weighted financial value of each such option, at the date of approval, was NIS 4.55 (approx. $1). The fair value of the restricted shares, at the date of approval, was NIS 26.94 (approx. $7). Rule 75, as aforementioned, applies to Mr. Adar. The vesting price for converting the options into shares as of 9 March 2017 is NIS 26.66 (about $7.23), the share price on that day was NIS 16.59 (approx. $4.5). This price is 61% higher than the share price on this date (meaning, these options are “out of the money”).

On May 16 and May 17, 2016, our Human Resources & Compensation Committee and the Board of Directors, respectively, approved an allocation of 145,549 non-negotiable options for no consideration to Mr. Adar, as well as 43,129 restricted shares. On June 30, 2016, the options and restricted shares were allocated to a trustee in Mr. Adar’s favor. The options are exercisable into Company shares at an exercise price of NIS 17.05 (approx. $4) (subject to adjustments). As Mr. Adar is expected to retire on 31 March 2017, only the first tranche will vest. The weighted financial value of each such option, at the date of approval, was NIS 4.83 (approx. $1.3). Rule 75, as aforementioned, applies to Mr. Adar. The fair value of the restricted shares, at the date of approval, was NIS 16.3 (approx. $4). The vesting price for converting the options into shares as of 9 March 2017 is NIS 16.67 (approx. $4.52), the share price at that time was NIS 16.59 (approx. $4.5).

The amount specified in the table reflects the aggregate expenditure recorded by us in 2016 with respect to the allocation of options and restricted shares to Mr. Adar, based on generally accepted accounting principles.

(13) On November 26, 2012, an allocation of 150,000 non-negotiable options was approved, for no consideration for Mr. Eli Glazer under our 2012 Option Plan. On December 30, 2012, the options were assigned to a trustee in favor of Mr. Glazer. The options are exercisable into Company shares at an exercise price of NIS 46.6 (approx. $12) (subject to adjustments). The weighted financial value of each option, on the date of approval, was NIS 11.9 (approx. $3) for the first and second tranches, and NIS 12.7 (approx. $3.3) for the third tranche. The vesting price for converting the options into shares as of March 9, 2017, is NIS 40.7 (approx. $11), this price is 145% higher than the share price on this date (meaning, these options are “out of the money”).

On August 4, 2014 and August 6, 2014 our Compensation & Human Resources Committee and the Board of Directors, respectively, approved an allocation of 45,874 non-negotiable options for no consideration to Mr. Eli Glazer, as well as 10,730 restricted shares. On September 27, 2014, the options and restricted shares were allocated to a trustee in Mr. Glazer’s favor. The options are exercisable into Company shares at an exercise price of NIS 28.71 (approx. $7.5) (subject to adjustments). The weighted financial value of each such option, at the date of approval, was NIS 6.57 (approx. $1.7). The fair value of the restricted shares, at the date of approval, was NIS 28.09 (approx. $7.3). The vesting price for converting the options into shares as of March 9, 2017, is NIS 26.12 (approx. $7.08), the share price on that day was NIS 16.59 (approx. $4.5). This price is 57% higher than the share price on this date (meaning, these options are “out of the money”).

On May 10 and May 12, 2015, our Human Resources & Compensation Committee and the Board of Directors approved an allocation of 66,813 non-negotiable options for no consideration to Mr. Eli Glazer, as well as 11,284 restricted shares. On July 12, 2015, the options and restricted shares were allocated to a trustee in Mr. Glazer’s favor. The options are exercisable into Company shares at an exercise price of NIS 27.76 (approx. $7) (subject to adjustments). The weighted financial value of each such option, at the date of approval, was NIS 4.55 (approx. $1). The fair value of the restricted shares, at the date of approval, was NIS 26.94 (approx. $7). Rule 75, as aforementioned, applies to Mr. Glazer. The vesting price for converting the options into shares as of March 9, 2017, is NIS 26.66 (approx. $7.23), the share price on that day was NIS16.59 (approx. $4.5). This price is 61% higher than the share price on this date (meaning, these options are “out of the money”).

On May 16 and May 17, 2016, our Human Resources & Compensation Committee and the Board of Directors, respectively, approved an allocation of 70,911 non-negotiable options for no consideration to Mr. Glazer, as well as 55,982 restricted shares. On June 30, 2016, the options and restricted shares were allocated to a trustee in Mr. Glazer’s favor. The options are exercisable into Company shares at an exercise price of NIS 17.05 (approx. $4) (subject to adjustments). The weighted financial value of each such option, at the date of approval, was NIS 4.83 (approx. $1). Rule 75, as aforementioned, applies to Mr. Glazer. The fair value of the restricted shares, at the date of approval, was NIS 16.3 (approx. $4). The vesting price for converting the options into shares as of 9 March 2017 is NIS 16.67 (approx. $4.52), the share price at that time was NIS 16.59 (approx. $4.5).

The amount specified in the table reflects the aggregate expenditure recorded by us in 2016 with respect to the allocation of options and restricted shares to Mr. Glazer, based on generally accepted accounting principles.

(14) On November 26, 2012, an allocation of 380,000 non-negotiable options was approved, for no consideration for Mr. Charles Weidhas under our 2012 Option Plan. On December 30, 2012, the options were assigned to a trustee in favor of Mr. Weidhas. The options are exercisable into Company shares at an exercise price of NIS 46.6 (approx. $12) (subject to adjustments) and will vest in three equal tranches beginning on November 26, 2013, 2014 and 2015. The weighted financial value of each option, on the date of approval, was NIS 11.9 (approx. $3) for the first and second tranches, and NIS 12.7 (approx. $3) for the third tranche. The vesting price for converting the options into shares as of March 9, 2017, is NIS 40.7 (approx. $10.6), this price is 145% higher than the share price on this date (meaning, these options are “out of the money”).

On August 4, 2014 and August 6, 2014 our Compensation & Human Resources Committee and the Board of Directors, respectively, approved an allocation of 95,129 non-negotiable options for no consideration to Mr. Charles Weidhas, as well as 22,250 restricted shares. On September 29, 2014 the options and restricted shares were allocated to a trustee in Mr. Weidhas' favor. The weighted financial value of each such option, at the date of approval, was NIS 6.57 (approx. $2). The fair value of the restricted shares, at the date of approval, was NIS 28.09 (approx. $7.3). The vesting price for converting the options into shares as of 9 March 2017 is NIS 26.12 (approx. $7.08), the share price on that day was NIS 16.59 (approx. $4.5). This price is 57% higher than the share price on this date (meaning, these options are “out of the money”).

On May 10 and May 12, 2015, our Human Resources & Compensation Committee and the Board of Directors approved an allocation of 137,363 non-negotiable options for no consideration to Mr. Charles Weidhas, as well as 23,200 restricted shares. On July 12, 2015, the options and restricted shares were allocated to a trustee in Mr. Weidhas favor. The options are exercisable into Company shares at an exercise price of NIS 27.76 (approx. $7) (subject to adjustments). The weighted financial value of each such option, at the date of approval, was NIS 4.55 (approx. $1). The fair value of the restricted shares, at the date of approval, was NIS 26.94. The vesting price for converting the options into shares as of 9 March 2017 is NIS 26.66 (approx. $7.23), the share price on that day was NIS 16.59 (approx. $4.5). This price is 61% higher than the share price on this date (meaning, these options are “out of the money”).

On May 16 and May 17, 2016, our Human Resources & Compensation Committee and the Board of Directors, respectively, approved an allocation of 133,747 non-negotiable options for no consideration to Mr. Weidhas, as well as 39,632 restricted shares. On June 30, 2016, the options and restricted shares were allocated to a trustee in Mr. Weidhas’ favor. The options are exercisable into Company shares at an exercise price of NIS 17.05 (approx. $4.5) (subject to adjustments). The weighted financial value of each such option, at the date of approval, was NIS 4.83 (approx. $1). The fair value of the restricted shares, at the date of approval, was NIS 16.3 (approx. $4). The vesting price for converting the options into shares as of 9 March 2017 is NIS 16.67 (approx. $4.52), the share price at that time was NIS 16.59 (approx. $4.5).

The amount specified in the table reflects the aggregate expenditure recorded by us in 2016 with respect to the allocation of options and restricted shares to Mr. Weidhas, based on generally accepted accounting principles.

For further details respecting the vesting and expiration dates of the options and/or restricted shares allocated as specified above, see Note 21 of our 2016 consolidated audited annual statements.

The Annual Bonus Component

Pursuant to our new compensation policy, as approved at a special meeting of the General Meeting of our Shareholders on August 29, 2016, a formula was established for the calculation of the annual bonus to our CEO and Chairman of the Board. With respect to our other officers, the new compensation policy provides that the annual bonuses may be determined by our Compensation and Human Resources Committee and Board of Directors, by means of financial indicators and/or coefficients of meeting measurable targets (KPIs) and/or a qualitative evaluation.

With respect to the bonus for 2016, on March 9, 13 and 14, 2017 our Compensation & Human Resources Committee held discussions and approved the annual bonus to officers for 2016. On March 14, 2017, our Board of Directors decided, pursuant to the authority granted it by our compensation policy, that some of the officers, including our Chairman of the Board, Mr. Locker, our Acting CEO, Mr. Asher Grinbaum, our former Chairman of the Board, Mr. Nir Gilad, our former CEO Mr. Stefan Borgas, President of ICL Essential Minerals, Mr. Nissim Adar and our Chief Operating Officer, Mr. Charles Weidhas, will not be granted an annual bonus for 2016, despite the fact that, under the compensation policy, they could have been granted an annual bonus for 2016

Our Compensation & Human Resources Committee and our Board of Directors approved granting Mr. Eli Glazer an annual bonus at the amount of $60,000 for the period during which he served as Senior Vice President for Special Projects and Head of ICL’s European Headquarters in 2016, in accordance with the discretion granted to our Compensation & Human Resources Committee and our Board of Directors under our compensation policy, as aforesaid.

C. BOARD PRACTICES

Board of Directors

According to our Articles of Association, we must have no less than seven and no more than twenty directors. Our directors are normally elected by our shareholders at our annual meeting. Our Board of Directors is also authorized to appoint directors in order to fill vacancies or for any other reason. Each of our directors, other than our external directors, serves from the date of election or appointment until our next annual meeting of shareholders. According to our Articles of Association, a majority of the members of our Board must be both citizens and residents of Israel. The approval of at least a majority of the voting rights represented at a shareholders’ meeting and voting on the matter is generally required to remove any of our directors from office (other than external directors as detailed below).

As of the date of this Annual Report, our Board of Directors consists of nine directors. In the event of equal votes of our Board of Directors, our Chairman of the Board has the right to cast the deciding vote. Board members Messrs. Yaacov Dior, Miriam Haran, Geoffrey Merszei and Shimon Eckhaus are independent directors under the rules applicable to U.S. companies listed on the NYSE. Board members Messrs. Johanan Locker, Avisar Paz, Aviad Kaufman, Sagi Kabla and Ovadia Eli are not considered independent directors by virtue of the positions they hold with our controlling shareholder or with the Company. Two of our directors, Messrs. Yaacov Dior and Dr. Miriam Haran are “external directors” according to the Companies Law. We do not have service contracts with our current directors, excluding our Executive Chairman of the Board, Mr. Johanan Locker.

External Directors

As a public Israeli company, we are required by the Companies Law to have at least two external directors who meet certain independence criteria to ensure that they are not related parties to the Company or to our controlling shareholder. The definition of “external director” under the Companies Law and the definition of “independent director” under the NYSE rules are very similar, and thus that we would generally expect a director who qualifies as one to also qualify as the other. However, since the definitions provided in Israeli law and U.S. law are not identical, it is possible for a director to qualify as one but not necessarily as the other.

An external director is required to have either financial and accounting expertise or professional qualifications, as defined in the relevant regulations promulgated under the Companies Law, and at least one of the external directors is required to have financial and accounting expertise. Our external director, Mr. Yaacov Dior, has financial and accounting expertise as defined in the Regulations. An external director is entitled to reimbursement of expenses and compensation as provided in the Regulations promulgated under the Companies Law but is otherwise prohibited from receiving any other compensation from us, directly or indirectly, during his term of office and for two years thereafter.

Under the Companies Law, external directors must be elected at a shareholders’ meeting by a simple majority of the votes cast, provided that any of the following conditions is met: that such majority includes a majority of the votes cast by non-controlling shareholders and shareholders who do not have a personal interest in the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder), or that the votes cast by such shareholders opposing the election did not exceed 2% of our aggregate voting rights. Generally, external directors serve for up to three terms of three years each, and our Audit and Accounting Committee and Board of Directors may nominate them for additional terms under certain circumstances. Even if an external director is not nominated by our Board of Directors for reelection for a second or third term, shareholders holding at least 1% of our voting rights have the right to nominate the external director for reelection, and in addition, the external director may nominate himself for reappointment. In such a case, the reelection can be approved without the approval of our controlling shareholder if it is approved by a majority of the votes cast by non-controlling shareholders and shareholders who do not have a personal interest in the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) and the votes cast by such shareholders approving the election exceed 2% of our aggregate voting rights. The term of an external director may be terminated prior to expiration only by a shareholder vote, by the same threshold required for election, or by a court, but in each case only if the external director ceases to meet the statutory qualifications for election or if the external director breaches his duty of trust to us.

Under the Companies Law, all external directors must be members of the company’s audit committee and compensation committee, as further detailed below.

As of the date of this report, we have two external directors: Mr. Yaacov Dior, whose second term commenced on February 26, 2015, and Dr. Miriam Haran, whose third term commenced on August 29, 2015.

Financial Experts

Our Board of Directors has resolved that at least three of its members must have financial and accounting expertise, as this term is defined in the Regulations promulgated under the Companies Law. Our Board of Directors has determined that, based on qualification statements delivered to the Company, seven out of our nine serving directors meet the said expertise requirements.

In addition, our Board of Directors has determined that all members of our Audit and Accounting Committee are financially literate for purposes of meeting the NYSE rules and that Mr. Dior and Mr. Merszei are qualified to serve as “audit committee financial experts” as defined by SEC rules.

Alternate Directors

Our Articles of Association, consistent with Israeli law, provide that any director may appoint another person who is not a director or an other director to serve as his alternate director, subject to the approval of the Board of Directors. The term of an alternate director can be terminated at any time by the appointing director or the Board of Directors and automatically terminates upon the termination of the term of the appointing director. The Companies Law stipulates that an external director may not appoint an alternate director except under very limited circumstances. An alternate director has the same rights and responsibilities as a director, except for the right to appoint an alternate director. No alternate director was appointed during the reported period.

Our Board Committees

Our Board of Directors has established the following Committees, which operate in accordance with written charters or procedures that set forth, among other things, such committee’s structure, manner of operations, qualification and membership requirements, responsibilities and authority of the committee, etc.

Audit and Accounting Committee

Under the Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors who meet certain independence criteria and must include all of the company’s external directors. The chairman of the audit committee is required to be an external director. The responsibilities of an audit committee under the Companies Law include identifying and addressing flaws in the business management of the company, reviewing and approving interested party transactions, establishing whistleblower procedures, overseeing the company’s internal audit system and the performance of its internal auditor, and assessing the scope of the work and recommending the fees of the company’s independent accounting firm. In addition, the audit committee is required to review and determine whether certain actions and transactions with a controlling shareholder of a company officer are “material” or “extraordinary” according to the approval procedures required under the Companies Law and company procedures.

In accordance with U.S. law and the NYSE requirements, our Audit and Accounting Committee is also responsible for the appointment, compensation and oversight of the work of our independent auditors. In accordance with such laws and rules and with the Israeli Companies Law and regulations promulgated thereunder, the Audit and Accounting Committee is also responsible for assisting our Board of Directors in monitoring our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements.

As of the date of this report, our Audit and Accounting Committee consists of three directors, and includes our two external directors: Mr. Yaacov Dior (Chairman, external director), Dr. Miriam Haran (external director) and Mr. Geoffrey Merszei. In addition to meeting the requirements of Israeli law, our Audit and Accounting Committee also complies with the requirements applicable to U.S. companies that are listed on the NYSE and with SEC rules. All Committee members are also independent directors as this term is defined in SEC rules and the NYSE listing requirements. Our Board of Directors has determined that all the members of the Audit and Accounting Committee are financially literate as provided in the NYSE rules and that Mr. Dior and Mr. Merszei are qualified to serve as “audit committee financial experts” as defined by SEC rules.

Human Resources and Compensation Committee

Under the Companies Law, the board of directors of a public company must establish a compensation committee. The compensation committee must consist of at least three directors who meet certain independence criteria and include all of the company’s external directors, who are required to constitute a majority of its members. The chairman of the compensation committee must be an external director. The members of the compensation committee are remunerated for their service in accordance with the regulations governing the compensation of external directors. The responsibilities of a compensation committee under the Companies Law include: recommending to the board of directors a policy governing the compensation of company officers based on specified criteria, recommending to the board of directors, from time to time, to update such compensation policy and reviewing its implementation; deciding whether to approve transactions respecting the terms of office and employment of officers which require approval by the compensation committee, including exemption from approval by the general meeting, in accordance with the provisions of the Companies Law.

Our Compensation and Human Resources Committee is also charged, according to Company policy, with oversight of our human resources strategy and key programs, such as our “One ICL” program, senior leadership development, bonus and equity plans, evaluation of top management and employees, succession planning and so forth.

Our Compensation and Human Resources Committee consists of three directors and includes out two external directors: Dr. Miriam Haran (Chairperson, external director), Mr. Yaacov Dior (external director) and Mr. Shimon Eckhaus. All Committee members are also independent directors as this term is defined in the NYSE listing requirements and SEC rules.

Environment, Safety and Public Affairs Committee

Our Environment, Safety and Public Affairs Committee is not a statutory committee, and is designed to assist our Board of Directors in fulfilling its responsibilities respecting oversight of our environment and safety policies and programs, our community outreach programs and public relations and advocacy. Our Environment, Safety and Public Affairs Committee is not authorized to exercise any power of our Board of Directors. It consists of four directors: Mr. Shimon Eckhaus (Chairman), Dr. Miriam Haran, Mr. Ovadia Eli and Mr. Sagi Kabla.

Operations Committee

Our Operations Committee not a statutory committee, and is designed to assist our Board of Directors in fulfilling its responsibilities with respect to our equity management, business operations and strategy implementation, including reviewing M&A transactions and research and development strategy. Our Operations Committee is not authorized to exercise any power of our Board of Directors. The committee consists of six directors: Mr. Johanan Locker (Chairman), Mr. Avisar Paz, Mr. Sagi Kabla, Mr. Ovadia Eli, Mr. Geoffrey Merszei and Mr. Shimon Eckhaus.

Financing Committee

Our Financing Committee is not a statutory committee, and its purpose is to assist our Board of Directors in fulfilling its responsibilities with respect to our financing and equity management and operations, including loans, equity offerings debt and other financing vehicles. Our Financing Committee is not authorized to exercise any power of our Board of Directors. The committee consists of five directors: Mr. Avisar Paz (Chairman), Mr. Yaacov Dior, Mr. Sagi Kabla, Mr. Aviad Kaufman and Mr. Geoffery Merszei.

Internal Auditor

Under the Companies Law, a company’s board of directors is required to appoint an internal auditor pursuant to the recommendation of the audit committee. The role of the internal auditor is to examine, among other things, whether the company’s actions comply with applicable law, company procedures and proper business procedures. Under the Companies Law, the internal auditor may not be an interested party, a director or an officer of the company, or a relative of any of the foregoing, nor may the internal auditor be the company’s independent accountant or a representative thereof. The chief internal auditor oversees the work of various internal auditors acting on his behalf throughout the organization. As of the time of this report, our Chief Internal Auditor is Mr. Shmuel Daniel, who is a certified Internal Auditor and certified public accountant in Israel. The chief internal auditor serves in this position since August 1, 2014, for a period of three years.

Insurance and indemnification

The Articles of Association of the Company and its Israeli subsidiaries include provisions that permit exemption, indemnification and insurance of the liability of officers, all in accordance with the provisions of the Israeli Companies Law.

The Company, with the approval of the Audit Committee, the Board of Directors and the General Meeting of the shareholders, granted its officers an exemption and letters of indemnification, and has also taken out an insurance policy covering directors and officers. The insurance and the indemnity do not apply to those cases specified in Section 263 of the Israeli Companies Law. The exemption relates to damage caused and/or will be caused by those officers as a result of a breach of the duty of care to the Company. Commencing from the date of registration of the Company’s shares for trading in the United States, the amount of the indemnification payable by the Company under the letter of indemnification, in addition to amounts received from an insurance company, if any, for all of the officers on a cumulative basis, for one or more of the events detailed therein, was limited to $350 million ($300 million up to the date of registration of the Company’s shares for trading in the United States).

On 13 October 2015, we renewed the insurance policy relating to our officers, currently in service with the Company or those who will serve with the Company from time to time, as well relating to their liability in their offices in certain companies to which they have been or will be appointed to by the ICL Group, valid as of 1 September 2015 and until 31 August 2016. On 4 August and 9 August 2016, our Compensation Committee and Board of directors have approved, respectively, renewal of the insurance policy for a period of an additional year, valid as of 1 September 2016 and until 31 August 2017. Pursuant to the current policy, the division of the premium amount between the Company and Israel Corporation in the joint tier was set, so that 70% will be paid by the Company and 30% by the Israel Corporation, in accordance with the terms of the framework resolution. The insurance policy includes a first joint tier with Israel Corporation with a joint liability limit up to $20 million per occurrence and in the aggregate, and a second and separate tier that covers officers' liability in the ICL Group alone for additional up to $200 million per occurrence and in the aggregate (the total policy amounts to $220 million). According to the framework resolution, the officers of the ICL group are beneficiaries of both tiers. As part of the said approvals, an annual premium was approved which will be paid by the Company in respect of the aforementioned policy; it does not exceed the maximum premium amount specified in the framework resolution. The terms of the new policy adhere to the terms of the framework resolution and of the Company's Compensation Policy. The coverage in effect as of the date of this report (including a shared tier with the parent company of up to $20 million) is at an aggregate amount of $220 million.

Other Information

We did not engage in any arrangements with directors providing for benefits upon termination of employment, with the following exception: in case of termination of employer-employee relations, Mr. Johanan Locker will be entitled to a bonus at an amount equal two times his last monthly salary, multiplied by the number of his years of service as ICL’s Executive Chairman of the Board.

D. EMPLOYEES

As of December 31, 2016, we had a workforce of 13,414 employees. Of these, 81 were employed at our headquarters and the balance were employed by our various subsidiaries.

Breakdown of Employees by Segments

	2016	2015	2014
Essential Minerals	6,932	7,308	5,456
Specialty Solutions	5,027	5,233	4,728
Global functions and headquarters	1,455	1,509	2,273
Total employees	13,414	14,050	12,457

Geographic Breakdown of Employees

	2016	2015	2014
Israel	4,761	4,812	4,940
China	2,816	3,057	614
Spain	1,294	1,300	1,270
Germany	1,157	1,170	1,539
UK	827	1,162	1,203
USA	1,021	1,142	1,123
Netherlands	639	576	494
Brazil	264	249	234
France	127	120	343
Other	508	462	697
Total employees	13,414	14,050	12,457

As at December 31, 2016, the Company’s workforce comprised of 13,414 employees compared to 14,050 employees as at December 31, 2015 - a decrease of 636 employees. The decrease in the number of employees stems mainly from implementation of an efficiency plan in ICL UK and a decrease in the number of employees in the joint venture in China (YPH), as well as a result of the sale of non-core business in the United States.

Employment Agreements, Collective Bargaining Agreements and Temporary Employees

ICL employees in Israel are employed under collective or individual employment agreements. The collective bargaining agreements are signed for specified terms and are renewed from time to time. By law, in the event that a new collective bargaining agreement is not signed, the terms of the original agreement are extended for an unlimited period, unless one party gives notice to the other of its cancellation. As at the date of this Annual Report, no notice of cancellation had been given for any of the collective bargaining agreements currently in effect at ICL.

ICL Rotem, Fertilizers and Chemical Materials Ltd. (“FCM”), Dead Sea Magnesium and Bromine Compounds have collective bargaining agreements with termination dates ranging from June 2016 to the end of 2018. The work agreement at ICL Dead Sea expired in September 2015. At the present time, the Company is carrying on negotiations in order to renew the collective bargaining agreements in Fertilizers and Chemical Substances Ltd. and in Rotem Amfert Negev Ltd. The Workers Council of Rotem Amfert initiates labor interruptions (strikes) from time to time.

Senior employees in special positions and members of management are employed under individual agreements. These agreements are not limited in time and may be terminated with advance notice of a few months.

Local employees of ICL’s subsidiaries overseas are employed according to the employment terms prevailing in the countries in which they are employed. Most of the overseas employees, primarily in China, Germany, the Netherlands, the United Kingdom, Spain and the United States, are employed under collective bargaining agreements.

A relatively limited number of the employees at our sites in Israel are employed by employment agencies for short terms. In addition, we have contracted in Israel with subcontractors for various outsourcing services such as security, packaging, maintenance, catering, cleaning and other services. In accordance with the decision of the boards of directors of ICL and its Israeli subsidiaries in October 2004, contractors who employ workers at ICL’s plants in Israel are required to give employees working on a regular basis for ICL salary terms beyond those required by law. Pursuant to this decision, the employers are obligated to grant these employees, in addition to a current salary that must be at least 5% higher than the minimum wage stipulated by law, other benefits such as uniforms and meals.

Under Chinese PRC labor law, it is a mandatory requirement for employers to enter into individual labor contract with their employees, in light of such, the permanent staff of YPH JV shall be employed under respective individual labor contracts. However, under PRC law, the employees of a company have the right to establish a labor union to represent their interests and protect their legal rights. YPH JV has a labor union. The labor union may represent employees in negotiating with their employer for collective agreements regarding remuneration, working hours, working safety, etc. Such collective agreements are mainly used for providing a benchmark for certain working conditions. In addition, 3C, one of the subsidiaries of YPH JV, has entered into a collective agreement with its female employees regarding special protection of female workers. The term of the collective agreement is two years starting from February 2015.

Infrastructure, performance management processes and human resources development

In 2015, the Company expanded assimilation of the performance management infrastructure and human resources management. In this context, the Company is assimilating a uniform technological infrastructure for managing and developing human resources within all of its units, worldwide, as well as globally uniform work processes. The assimilated system includes the administration of employees’ data, learning and training processes, and managing the performance of all of the Company’s employees. Since 2015, the upper echelons of the Company’s management (constituting approximately 10% of the Company’s human resources) have been taking part in a performance management process based on goals, performance evaluation, and group and individual development plans deriving from them. The assimilation of the global processes is expected to expand to include additional processes in the fields of compensation and communications. By the beginning of 2018, it is expected to enhance the relationship between performance and compensation, and to cover about 80% of the Company’s personnel.

E. SHARE OWNERSHIP

Share-based payments to employees - Non-marketable options

Grant date	Employees entitled	Number of instruments (thousands)	Issuance's details	Instrument terms	Vesting conditions	Expiration date
November 26, 2012	Officers and senior employees	10,809	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan, to 416 ICL officers and senior employees in Israel and overseas.	This plan includes a “cap” for the value of the shares where if as at the exercise date the closing price of an ordinary share is higher than twice the exercise price (the “Share Value Cap”), the number of the exercised shares will be reduced so that the product of the exercised shares actually issued to an offeree multiplied by the share closing price will equal to the product of the number of exercised options multiplied by the Share Value Cap.	3 equal tranches: November 26, 2013, November 26, 2014 and November 26, 2015	The first and second tranches is at the end of 48 months from the issuance date, and the expiration date of the options for the third tranches is at the end of 60 months from the issuance date.
	CEO (*)	1,190
August 6, 2014, for ICL's CEO -August 2014	Officers and senior employees	3,993	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan, to 450 ICL officers and senior employees in Israel and overseas.		3 equal tranches: December 1, 2016, December 1, 2017 and December 1, 2018	Two years from the vesting date.
	CEO (*)	367
May 12, 2015, for ICL's CEO & Chairman of the BOD - June 29, 2015	Officers and senior employees	6,729	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan, to 550 ICL officers and senior employees in Israel and overseas.	Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	The first and second tranches is at the end of 36 months after the grant date and the expiration date of the options in the third tranche is at the end of 48 months after the grant date.
	CEO (*)	530
	Chairman of BOD (*)	404
June 30, 2016, for ICL's CEO & Chairman of the BOD - September 5, 2016	Officers and senior employees	3,035	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan, to 90 ICL officers and senior employees in Israel and overseas.	Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.		June 30, 2023
	CEO (*)	625
	Chairman of BOD	185
February 14, 2017	CEO	114	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan (amended)	Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.		February 14, 2024

(*) ICL’s CEO and Chairman of the BOD announced their resignation during 2016. For further details, see “Additional Information” below.

Share-based payments to employees - Restricted shares

Grant date	Employees entitled	Number of instruments (thousands)	Vesting conditions	Instrument terms	Additional Information	Fair value at the grant date (Million)
August 6, 2014, for ICL's CEO – August 2014	Officers and senior employees	922	3 equal tranches: December 1, 2016, December 1, 2017 and December 1, 2018	An issuance for no consideration, under the 2014 Equity Compensation Plan, to 450 ICL officers and senior employees in Israel and overseas.	The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the grant date (the date approval of the BOD and/or the date of the approval of the General Meeting). The vesting date is subject to the directors continuing to serve in their positions on the vesting date, unless they ceased to hold office due to certain circumstances set forth in sections 231-232a and 233(2) of the Israeli Companies Law.	8.4
	CEO (*)	86
February 26, 2015	Directors of the company (excluding ICL's CEO)	99	(1) 50% will vest August 28, 2015 (2) 25% will vest February 26, 2017 (3) 25% will vest February 26, 2018	An issuance for no consideration, under the 2014 Equity Compensation Plan.		0.7
May 12, 2015, for ICL's CEO & Chairman of the BOD - June 29, 2015	Officers and senior employees	1,194	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date.	An issuance for no consideration, under the 2014 Equity Compensation Plan, to 550 ICL officers and senior employees in Israel and overseas.		9.7
	CEO (*)	90
	Chairman of the BOD (*)	68
December 23, 2015	ICL’s Directors (excluding ICL's CEO& Chairman of the BOD)	121	3 equal tranches: December 23, 2016, December 23, 2017 and December 23, 2018.	An issuance for no consideration, under the 2014 Equity Compensation Plan.		0.5
June 30, 2016, for ICL's CEO & Chairman of the BOD - September 5, 2016	Officers and senior employees	990	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date.	An issuance for no consideration, under the 2014 Equity Compensation Plan, to 90 ICL officers and senior employees in Israel and overseas.		6.0
	Chairman of the BOD	55
	CEO (*)	185
January 3, 2017	ICL’s Directors (excluding ICL's Chairman of the BOD)	146		An issuance for no consideration, under the 2014 Equity Compensation Plan (amended). The value includes a reduction of 5% from the value of the equity compensation, pursuant to the decision of the directors in March 2016, to reduce their annual cash compensation for 2016 and 2017.		1.0
February 14, 2017	CEO	38		An issuance for no consideration, under the 2014 Equity Compensation Plan (amended).		0.7

(*) ICL’s CEO and Chairman of the BOD announced their resignation during 2016. For further details, see “Additional Information” below.

Share-based payments to employees

Additional Information

For additional information regarding the 2014 Equity Compensation Plan and the grants in prior years made under the said Plan, see Note 21 to our audited financial statements.

For information with respect to share ownership of members of our Management and Supervisory Boards and our senior management see “Item 7. Major Shareholders and Related Party Transactions”.

In September 2016, the Company’s CEO announced his resignation. In light of the above, during the third quarter of 2016 the grants awarded to the CEO as part of the Company’s equity compensation plans, which are not expected to vest by the end of his tenure, were forfeited. In addition, conclusion of the employer-employee relationship with the previous Chairman of the Company’s Board of Directors will take place on September 1, 2017. Accordingly, the grants awarded to him that will not vest by the said date were forfeited.

Item 7 – MAJOR SHAREHOLDERS AND RELATED (AND INTERESTED) PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table presents, as of March 1, 2017 (unless otherwise noted below), the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares and each of our directors and executive officers. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

	Ordinary Shares Beneficially Owned(1)		Special State Share
Shareholders	Number	%	Number	%
Israel Corporation Ltd.(2)	587,178,761	46.00%**	-	-
PotashCorp Agricultural Cooperative Society Ltd.(3)	176,088,630	13.56%	-	-
State of Israel(4)	-	-	1	100%
Johanan Locker	55,215	*	-	-
Avisar Paz	-	*	-	-
Aviad Kaufman	-	*	-	-
Sagi Kabla	-	*	-	-
Ovadia Eli	42,496	*	-	-
Yaacov Dior	42,496	*	-	-
Miriam Haran	42,496	*	-	-
Geoffrey Merszei	42,496	*	-	-
Shimon Eckhaus	42,496	*	-	-
Asher Grinbaum	289,742	*	-	-
Kobi Altman	171,509	*	-	-
Hezi Israel	82,124	*	-	-
Lisa Haimovitz	68,126	*	-	-
Yakir Menashe	99,502	*	-	-
Rani Lobenstein	9,726	*	-	-
Charles Weidhas	291,782	*	-	-
Nissim Adar	295,279	*	-	-
Ofer Lifshitz	138,932	*	-	-
Eli Glazer	166,561	*	-	-

* Less than 1%

** For additional information, please see section (2) below.

On 16 and 17 May 2016, our Human Resources and Compensation Committee and the Board of Directors approved, respectively, subject to approval by the General Meeting of Shareholders, the granting of equity compensation to Mr. Locker, as part of a broader plan for the granting of equity compensation for the year 2016 to senior executives and employees of the Company. On 29 August 2016 the General Meeting of Shareholders approved the granting, for no consideration, of 55,215 restricted shares and options exercisable into 186,335 of our ordinary shares. See “Item 6. Directors, Senior Management and Employees – B. Compensation”.

On 20 and 22 November 2016, our Human Resources and Compensation Committee and the Board of Directors approved, respectively, and on 3 January approval was given by the General Meeting of Shareholders, the equity grant for 2017, for no consideration, of 18,303 restricted shares to each of the Company directors (except for the Chairman of the Board, Mr. Johanan Locker). It was further approved that Messrs. Aviad Kaufman, Avisar Paz, and Sagi Kabla, who are officers of our controlling shareholder, the Israel Corporation, will assign their capital compensation or the economic benefit thereof, unto the Israel Corporation. Accordingly, a total amount of 54,909 restricted shares were allocated to the Israel Corporation. See Note 21 to our audited financial statements and “Item 6. Directors, Senior Management and Employees—E. Share Ownership”.

On 7 and 14 February 2017, our Human Resources and Compensation Committee and the Board of Directors approved, respectively, the granting of 37,592 restricted shares and 114,065 options, without consideration, to our Acting CEO, Mr. Asher Grinbaum. Granting of the equity compensation to Mr. Grinbaum is for the year 2016, and is part of a broader plan for the granting of equity compensation for the year 2016 to senior executives and employees of the Company, within which Mr. Grinbaum was not an offeree as he was expected to retire at the time. The grant to Mr. Grinbaum is in accordance with the terms of compensation to which he was entitled in his previous office as Executive Vice President and COO.

(1) The percentages shown are based on 1,276,389,907 ordinary shares issued and outstanding as of the date of this report (after excluding shares held by us or our subsidiaries). In accordance with SEC rules, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to options that are exercisable within 60 days of the date of this report. Shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not considered outstanding for computing the percentage of any other person.

(2) Israel Corp. is a public company listed for trading on the Tel Aviv Stock Exchange (TASE). Based on the information provided by Israel Corp., Millenium Investments Elad Ltd. (“Millenium”) and Mr. Idan Ofer are considered as joint controlling shareholders of Israel Corp., for purposes of the Israeli Securities Law (each of Millenium and Mr. Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director of Millenium and has an indirect interest in it as the beneficiary of the foreign discretionary trust that has indirect control of Millenium). Millenium holds approx. 46% of the share capital in Israel Corp., which holds as at February 14, 2017 approx. 46.18% of the voting rights and issued share capital of the Company. Millenium is held by Mashat Investments Ltd. (“Mashat”) and by XT Investments Ltd. (“XT Investments”), with 80% and 20% holding rates in the issued share capital, respectively. (It is noted that Mashat granted XT Investments a power of attorney for a fixed period (which is extendable) to vote according to XT's discretion at General Meetings of Millenium in respect of shares constituting 5% of the voting rights in Millenium). Mashat is a private company, wholly owned by a Dutch company, Ansonia Holdings Singapore B.V. (“Ansonia”). Ansonia is a wholly-owned subsidiary of Jelany Corporation N.V. (registered in Curaçao), which is a wholly-owned subsidiary of the Liberian company, Court Investments Ltd. (“Court”). Court is wholly owned by a foreign discretionary trust, in which Mr. Idan Ofer is the beneficiary. XT Investments, which directly holds approximately 1.24% of the share capital of Israel Corp., is a shareholder in Millenium as stated. XT Investments is a private company, held in full by XT Holdings Ltd. (“XT Holdings”), a private company whose ordinary shares are held in equal shares by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and by Lynav Holdings Ltd., a company that is controlled by a foreign discretionary trust in which Mr. Idan Ofer is a prime beneficiary. Mr. Ehud Angel holds, among other things, a special share that grants him, inter alia, under certain limitations and for certain issues, an additional vote on the Board of Directors of XT Holdings. In addition, Kirby Enterprises Inc., which is indirectly held by the same trust that holds Mashat, in which, as stated, Mr. Idan Ofer is the beneficiary, holds approximately 0.74% of the share capital of Israel Corp. Furthermore, Mr. Idan Ofer holds directly approximately 3.85% of the share capital of Israel Corp. Furthermore, XT Investments directly holds approximately 0.03% of the Company's capital (namely, 377,662 Ordinary Shares).

As disclosed in the Schedule 13G filed by Israel Corp. on February 14, 2017 (the "13G"), (hereinafter – “the reporting date”) the number of ICL's shares held by Israel Corp. includes 2,286,720 Ordinary Shares, which Israel Corp. has a right to regain within 60 days from the reporting date, subject to certain forward sale agreements, as set forth on ICL's registration statement on Form F-1(hereinafter – the forward agreements), filed with the Securities and Exchange Commission on September 23, 2014 (the "ICL Form F-1"). Israel Corp. does not have voting rights or dispositive power with respect to these 2,286,720 Ordinary Shares subject to the forward agreements, which shares have been made available to the forward counterparties under the forward agreements. In accordance with the forward agreements, Israel Corp. will not regain voting rights and dispositive power with respect to all or a portion of such 2,286,720 Ordinary Shares unless it informs the forward counterparties otherwise at the relevant settlement dates, specified in the forward agreements. In addition, the payment related to the 2,286,720 Ordinary Shares will be installments on a number of settlement dates. As at the reporting date, the number of ICL's shares held by Israel Corp. excludes 31,633,688 Ordinary Shares, which Israel Corp. has a right to regain from after 60 days following the reporting date, subject to the forward agreements, as set forth on the ICL Form F-1. Israel Corp. does not have voting rights or dispositive power with respect to these 31,633,688 Ordinary Shares subject to the forward agreements, which shares have been made available to the forward counterparties. Under the forward agreements, Israel Corp. will not regain voting and dispositive power with respect to all or a portion of such 31,633,688 Ordinary Shares unless it informs the forward counterparties otherwise at the relevant settlement dates specified in the forward agreements. In addition, the payment related to the 31,633,688 Ordinary Shares is expected to be in installments, on a number of settlement dates over a period of approximately three years. Even though Israel Corp. holds less than 50% of the Company’s ordinary shares, it still has decisive influence at the General Meetings of the Company’s shareholders and, effectively, it has the power to appoint directors and to exert significant influence with respect to the composition of the Company’s Board of Directors.

As of March 1, 2017, 420 million ordinary shares have been pledged by Israel Corporation to secure certain liabilities, almost entirely comprised of margin loans with an aggregate outstanding principal amount of $788 million.

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

To the best of our knowledge, as of the date of the report, our shareholders registry includes one shareholder whose registered address is in the U.S., holding approximately 5.36% of our issued and outstanding ordinary shares. These data do not represent the portion of our shares registered in the U.S., nor the number of beneficiary shareholders residing in the U.S., as such ordinary shares are held, according to the registry, by an American nominee company, CEDE & Co. in Israel the TASE nominee company unto which most of our ordinary shares are registered according to our shareholders registry, is the Nominee Company of Bank Hapoalim Ltd.

B. RELATED (AND INTERESTED) PARTY TRANSACTIONS

Approval of Related (and Interested) Party Transactions

Approval of Related (and Interested) Party Transactions

Under the Companies Law, an interested party transaction may be approved only if it is for the benefit of the company. A transaction that is not an extraordinary transaction in which a director or officer has a personal interest requires the approval of the Board of Directors, unless the articles of association of the company provide otherwise. Our Articles of Association provide that such a transaction, if it does not pertain to a director’s or officer’s compensation terms, may be approved by any of our Board of Directors, our Audit and Finance Committee, a disinterested director or officer or a person authorized for this purpose by our Board of Directors. If the transaction is an extraordinary transaction, it must be approved by the Audit and Finance Committee and the Board of Directors, and, under certain circumstances, by the shareholders of the Company. An “extraordinary transaction” is a transaction other than in the ordinary course of business, other than on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities.

Pursuant to the Companies Law, extraordinary transactions with the controlling shareholder and extraordinary transactions in which a controlling shareholder has a personal interest, require the approval of the audit committee, or the compensation committee if such transaction is in connection with the terms of employment or service with the company, the board of directors and the shareholders of the company. The shareholder approval must be by a simple majority of all votes cast, provided that (i) such majority includes a simple majority of the votes cast by non-controlling shareholders having no personal interest in the matter or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed 2% of the total voting rights in the company.

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

On July 17, 2013, our Board of Directors approved the compensation policy for our directors and officers in accordance with the recommendation of our Compensation and Human Resources Committee, which approved the compensation policy on July 16, 2013. Our compensation policy was approved by our Shareholders on August 26, 2013. In March 2014, our Compensation and Human Resources Committee and our Board of Directors approved certain amendments to our compensation policy. In August 2014, our Compensation and Human Resources Committee and our Board of Directors approved, and on December 11, 2014, the General Meeting of Shareholders approved additional specific amendments to the compensation policy in effect at the time (the “Old Compensation Policy”).

According to the Companies Law, a compensation policy for a period exceeding three years requires approval by the Board once every three years, based on a recommendation of the compensation committee, as well as approval by the general meeting of shareholders. In light of the experience accumulated in the course of implementation of the Old Compensation Policy, legislative amendments to the Companies Law and the regulations promulgated thereunder, and changes in the global business environment and our organizational structure, our Compensation and Human Resources Committee recommended to our Board of Directors, in its meetings dated 16 May 2016 and 5 July 2016, to adopt a new compensation policy.

Following the recommendation of our Compensation and Human Resources Committee, our Board of Directors discussed and decided, in its meetings dated 17 May 2016 and 7 July 2017, to approve a new compensation policy, and recommend approval thereof to the General Meeting of Shareholders .In a special meeting held on 29 August 2016, the General Meeting of Shareholders approved the new compensation policy (the “New Compensation Policy”). The New Compensation Policy includes formulae for calculation of the annual bonus to our CEO and Chairman of the Board. Therefore, in approving the New Compensation Policy, the General Meeting of Shareholders approved the annual bonus plan and payment of the annual bonus to our CEO and Chairman of the Board.

The New Compensation Policy includes various modifications as compared to the Old Compensation Policy, the key changes being as follows:

•	Inclusion of formulae for calculation of the annual equity compensation of our CEO and Chairman of the Board;

•	Modification of the proper range of ratios between the fixed and the variable components of the compensation of officers and modification of the ratio between the total employment cost of the CEO and officers and the average and median employment cost of all other Company employees;

•	Removal of the limit on the basic salary of officers (up to 75% of the salary according to comparative wage surveys). The New Compensation Policy includes absolute number maximums of annual bonuses;

•	Enhancing the connection and link between our financial results and the annual bonuses of our CEO and Chairman of the Board, by replacing the annual bonus mechanism in a manner whereby it is awarded according to our financial results in a given year;

•	The specifics of the complete formula for determination of the annual bonus of our CEO are specified in the New Compensation Policy, the key aspects of which are as follows:

a.	The CEO’s target bonus is up to 120% his basic annual salary;

b.	The financial indicator comprises of two financial sub-indicators, each having 50% weight: 1. Division of the adjusted net profit by the average adjusted net profit in the three preceding years; 2. Division of the adjusted operating profit by the average operating profit in the three preceding years. The adjusted net and operating profit are those presented in our financial reports.

c.	The financial indicator and financial sub-indicators were limited to 1.5;

d.	In case the financial index in a given year is negative or nil (0), the CEO will not be awarded an annual bonus under the annual bonus plan;

e.	The qualitative evaluation component for purposes of calculating the CEO’s bonus will not exceed 25% of the bonus pool determined by multiplying the financial index by the target bonus (the “Bonus Pool”);

f.	Maximal payment of the CEO’s annual bonus shall not exceed the lowest of either 180% of the CEO’s target bonus or $2,500,000.

•	The annual bonus of our Chairman of the Board is based on the same mechanism of the CEO’s annual bonus, but does not include adjustments based on KPIs and on qualitative evaluation. The target bonus of the Chairman of the Board is up to 120% his annual basic salary, while maximal payment of his bonus shall not exceed the lower of either 150% of the target bonus or $1,000,000;

•	The annual bonuses of our other officers may be determined by our Compensation and Human Resources Committee and Board of Directors, through financial indicators and/or or KPIs and/or measurable evaluation. Payment of the annual bonus to officers shall not exceed, in a given fiscal year, the lower of either 225% of the target bonus of an officer respecting such year, or $1,000,000;

•	Our Compensation and Human Resources Committee and Board of Directors may make additional adjustments to the calculation of our adjusted net and operating profit, in order to prevent distortions as a result of recognition of an income or expense deriving from unusual events, according to the specific circumstances of the case.

•	Bonus deferral and adjustments mechanisms included in the Old Compensation Policy were cancelled.

•	Awarding a special bonus in a given year was limited as follows:

a.	Respecting our CEO – the maximum special bonus shall not exceed the difference between 3 monthly basic salaries and the component of the annual bonus formula based on qualitative evaluation;

b.	Respecting our Chairman of the Board - the maximum special bonus shall not exceed 3 monthly basic salaries;

c.	Respecting our other officers - the maximum special bonus shall not exceed 6 monthly basic salaries;

•	The exercise price of option warrants will be determined according to the average price of our share in the 30 trade days preceding the date of approval of granting thereof by our Board or the actual granting of such option warrants.

•	The exercise period respecting option warrants was extended to a maximum of 10 years.

•	Upper limits were added respecting dilution as a result of equity grants (which will not apply to equity grants to the employees of merged companies).

•	The maximal value of equity compensation bonuses in a vesting year were modified as follows:

a.	Respecting the Chairman of the Board - $1,000,000 instead of 180% of the annual basic salary;

b.	Respecting the CEO - $2,000,000 instead of 200% of the annual basic salary;

c.	Respecting the other officers - $1,000,000 instead of 150% of the annual basic salary;

•	The New Compensation Policy was amended in a manner whereby entitlement to an adjustment period will not be dependent on five years of employment of providing services;

•	The upper limit respecting retirement bonus was removed. However, the New Compensation Policy provides a maximum payment of up to 24 monthly basic salaries within the framework of retirement arrangements provided by the New Compensation Policy;

•	The compensation composition of non-officer directors provides that compensation may also include compensation for performing the duties of a committee chairman and/or board committee member.

•	The maximum value of equity compensation, at the time of granting, to non-officer directors, was increased to $250,000 per vesting year, instead of $150,000 per year.

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

Controlling Shareholder

As of the date of this report, Israel Corporation holds approximately 45.21% of our outstanding ordinary shares and approximately 44.34% of the voting rights of our Shareholders.

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

Joint Insurance

On August 29, 2012, following approval by our Audit and Accounting Committee and our Board of Directors, our Shareholders approved a new framework resolution to purchase an insurance policy for two-tier coverage of director and officer liability jointly with Israel Corporation. The first tier, which is shared with Israel Corporation, has a joint liability limit of up to $20 million, and the premiums are paid about 42.5% by us and about 57.5% by Israel Corporation. The second tier covers us alone for up to $200 million. This framework resolution is valid for up to three years.

In August 2013, following approval by our Human Resources & Compensation Committee and our Board of Directors, our Shareholders approved an increase of the total insurance cap to $350 million.

In connection with our initial public offering, we updated the terms of our insurance policy for directors and officers in accordance with the practice of companies listed in the United States, including with respect to the limit of liability, the premium and the apportioning of the insurance premium to be paid between us and Israel Corporation. The insurance policy includes a joint tier with Israel Corporation with a liability limit of up to $20 million and a separate tier that covers us alone for up to $220 million, with our directors and officers as beneficiaries of both tiers. The new insurance policy was approved by our Shareholders, as a three year framework resolution, in May 8, 2014, following approval by our Audit and Accounting Committee and Board of Directors.

On 13 October 2015, we renewed our insurance policy relating to officers currently serving or that will serve in the Company from time to time, as well as their liability in their capacity as officers of certain companies to which they have been or will be appointed by the ICL Group or on its behalf, as of September 1, 2015 until August 31, 2016.

On August 4 and 9, 2016, respectively, the Compensation Committee and the Board of Directors approved the renewal of the insurance policy for officers currently serving or that will serve in the Company from time to time, as well as their liability in their capacity as officers of certain companies to which they have been or will be appointed by the ICL Group or on its behalf, for the period of one additional year, commencing on September 1, 2016 and valid until August 31, 2017. Pursuant to the new policy the division of the premium amount in the joint tier was set so that 70% will be paid by the Company and 30% by the Israel Corporation, in accordance with framework resolution. The insurance policy includes a joint first tier with Israel Corporation with a joint liability limit up to $20 million per occurrence and in the aggregate, and a second and separate tier that covers officers' liability in the ICL Group alone for additional up to $200 million per occurrence and in the aggregate (the total policy amounts to $220 million). According to the framework resolution, the officers of the ICL group are beneficiaries of both tiers. The said approval also included approval of an overall annual premium at the amount of $800,000 to be paid by the Company for the said policy, and which does not exceed of maximal premium amount set within the framework resolution. The terms of the new policy adhere to the terms of the framework resolution and of the Company's Compensation Policy. The valid coverage as of the date of this report (including the joint tier with the parent company up to $20 million) is in a total amount of $220 million.

Management Fees to Controlling Shareholder

We have been paying our parent company, Israel Corporation, annual management fees for management services, since 1996. Management services include ongoing general consulting, such as professional, financial, strategic and managerial consulting, and consulting and representation in regulatory discussions and issues. The parties may agree to expand management services to additional areas. In January 2015 our Human Resources & Compensation Committee and our Board of Directors approved, and on February 26, 2015 our General Meeting of Shareholders approved, the extension of the management agreement that expired on December 31, 2014, for an additional period for the years 2015-2017, under the same terms, except for the following changes: (1) upon approval of the terms of office for the Executive Chairman of the Board, management fees shall be reduced to $1 million plus VAT. In case the Chairman of the Board is appointed Executive Chairman of the Board and thereafter ceases to serve and be compensated as an Executive Chairman of the Board, as of such time management fees shall once more be set at an amount of $3.5 million plus VAT; (2) to allow the Company to grant equity compensation to incumbent and future directors who are employed by the Israel Corporation (such directors do not receive cash compensation for their service); these directors may assign their equity compensation to Israel Corporation.

Since the appointment of Mr. Nir Gilad as Executive Chairman of the Board, and as of the date of this report, on which Mr. Johanan Locker serves as Executive Chairman of the Board, the annual management fees for management services to Israel Corporation amounts to $1 million plus VAT.

On 20 and 22 November 2016, our Human Resources and Compensation Committee and the Board of Directors approved, respectively, and on 3 January approval was given by the General Meeting of Shareholders, the granting, without consideration, of 18,303 restricted shares to each of the Company directors (except for the Chairman of the Board, Mr. Johanan Locker). It was further approved that Messrs. Aviad Kaufman, Avisar Paz, and Sagi Kabla, who or officers of our controlling shareholder, the Israel Corporation, will assign their capital compensation or the economic benefit thereof, unto the Israel Corporation. Accordingly, a total amount of 54,909 restricted shares were allocated to the Israel Corporation. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders”. In addition, pursuant to the approval by our General Meeting dated 23 December 2015, Mr. Aviad Kaufman is assigning the cash compensation granted him unto Millennium.

Deposit agreement with the Controlling shareholder

Subsequent to the date of the report, on March 13 and 14, 2017, ICL's Audit and Accounting Committee and its Board of Directors, respectively, approved a framework agreement with the controlling shareholder, Israel Corporation Ltd. (hereinafter – Israel Corp.), for three years, according to which Israel Corp. can deposit, occasionally, an amount of up to $ 150 million in short-term U.S. dollar or shekel deposits in ICL subject to ICL’s will. The terms and conditions of the deposits, including the interest rate, will be determined on the date of the deposits. The deposits will be received by ICL without security.

Relationships with Other Companies

A subsidiary in our Specialty Solutions segment entered into a long-term agreement with PCS, an interested party of the Company for the acquisition of food quality phosphoric acid. The agreement was signed before the subsidiary was acquired by the Company and is in effect until 2018

In 2013, the Company's Board of Directors authorized to certain subsidiaries in Israel to purchase electricity from OPC Rotem (a company related to the Company’s controlling shareholder).

In April 2016, Bank Leumi L’Israel Ltd. (Leumi), an interested party in ICL, sold its holdings in Israel Corporation’s shares (5.86%). As a result, from the time of the said sale, Leumi ceased to be an interested party in ICL.

The table below sets forth certain income statement information with respect to balances of our related party transactions.

	For the year ended December 31
	2016	2015	2014
	$ millions	$ millions	$ millions

Sales	35	32	6
Cost of sales	113	127	173
Selling, transport and marketing expenses	7	9	16
Financing expenses (income), net	-	22	48
Management fees to the parent company	1	2	4

The table below sets forth certain balance sheet information with respect to balances of our related party transactions

	As at December 31
	2016	2015
	$ millions	$ millions

Long-term deposits, net of current maturities	-	1

Other current assets	8	33

Other current liabilities	20	33

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

For additional information regarding our related party transactions, see Note 25 to our audited financial statements.

Option Plans

For a description of the Option Plans, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership”.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

Item 8 – FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL

INFORMATION

The fixed operating costs for the years 2016, 2015 and 2014 amounted to approximately $2,304 million, $2,335 million and $2,432 million, respectively. The variable operating costs for the years 2016, 2015 and 2014 amounted to approximately $3,062 million, $2,305 million and $2,921 million, respectively.

See “Item 18 – Financial Statements.”

Business Concentration Law

On 11 December 2013, the Law for Encouragement of Competition and Reduction of Business Concentration, 5774-2013 (the “Business Concentration Law"), was published, which includes, among other things, provisions requiring regulators authorized to grant rights in areas defined as essential infrastructure in Israel, to take into account considerations for encouraging industry-wide competition and reducing business concentration in the overall economy prior to granting rights in public assets to private entities defined as high-concentration entities. The Business Concentration Law sets forth a list of "rights", including authorization, license, concession or permit and a contract, and also includes a list of matters defined as essential infrastructure, including areas in which we are engaged, such as quarrying, mining, water, etc. The list of high-concentration entities was published in accordance with the criteria provided in the Business Concentration Law, and ICL and its main subsidiaries in Israel are included therein, as aforesaid. In our estimation, inclusion of the Company and its main subsidiaries in Israel in the list of high-concentration entities is not expected to have a significant adverse effect on us and its financial results. However, in light of the frequent changes in the regulatory environment in Israel and the existing uncertainty regarding the manner of granting rights in natural resources in a manner other than that provided in current legal provisions, among other things in relation to the manner of granting a concession for minerals extraction from the Dead Sea in 2030, as well as in relation to the granting of phosphate mining licenses, under the provisions of the Israeli Mining Ordinance, it is possible that our estimation will prove to be inaccurate.

Price Monitoring

The prices of fertilizer-grade phosphoric acid for local Israeli customers are regulated under the Supervision of Prices for Commodities and Services Law 1996. The quantity of these products sold in Israel by ICL Phosphate is not material to ICL.

In the United States and Brazil, import of magnesium and magnesium alloys from China is subject to anti-dumping duties imposed in order to protect the local industry in these countries, which are the main markets in which ICL Magnesium sells its products.

ICL and some of its subsidiaries have been declared a monopoly in Israel in the following areas: potash, phosphoric acid, sulfuric acid, ammonia, chemical fertilizers, phosphates, bromine and bromine compounds. Due to their having been declared monopolies, ICL is subject to limitations set forth in Chapter 4 of the Restrictive Business Practices Law, 1988, most significantly its prohibition on monopolies against abusing their positions as monopolies. In 2015 approximately 4% and in 2016 approximately 4% of our revenue derived from Israeli sales and, therefore, in our estimation, the abovementioned declaration does not have a material impact on us. We also have an internal antitrust compliance program.

Legal Proceedings

Tax Proceedings

1.	In December 2013, an assessment was received from the Israeli Tax Authority (“ITA”) whereby the Company is required to pay tax in addition to the amount it already paid in respect of the years 2009-2011, in the amount of about $235 million. The Company has appealed the ITA's assessment. On December 8, 2016, the Company withdrew the said appeal and agreed with the Taxes Authority to close out the assessment for the above-mentioned years and to also put an end to the main disputes in connection with the open tax years, in consideration of payment of an additional amount, beyond the amounts paid up to now, in the amount of $60 million, including interest and linkage differences.

In light of that stated above, in the financial statements for 2016 the Company updated the tax provisions, in the amount of about $34 million. As at the date of the report, the Company has provisions in its books that fully cover the above-mentioned agreement.

2.	In August 2016, the Ethiopian Tax Authority decided to reject the appeal filed by the subsidiary Allana Afar (hereinafter – “Allana”) regarding the tax assessment from June 2016, in the amount of $55 million. Allana contends the tax assessment is illegal and unjustified, and therefore declined to pay it, an action that triggers imposition of sanctions according to Ethiopian law, including, foreclosure of property and revocation of the mining concession. In light of that stated above and in view of the Ethiopian government’s failure to provide the necessary infrastructures and regulatory framework for the project, in October 2016, the Company’s Board of Directors instructed Management to take all necessary actions towards termination of the project.

3.	In light of the decision of the Court for Tax Matters in Belgium, from April 2016, to reject the petition filed by a subsidiary of ICL in connection with deduction of certain expenses in prior periods, and following charges received from the Belgium Tax Authorities, the Company recorded tax expenses in its financial statements for 2016, in the aggregate amount of $14 million. The Company has filed an appeal of the Court’s decision. A hearing with respect to the matter has been scheduled to be held in December 2017.

ICL Dead Sea Proceedings

Arbitration regarding Royalties at ICL Dead Sea Ltd.

Pursuant to the Israeli Dead Sea Concession Law, 1961 (hereinafter –the Concession Law), as amended in 1986, and the concession indenture attached as an addendum to the Concession Law, DSW was granted a concession to utilize the resources of the Dead Sea and to lease the land required for its plants in Sodom for a period that is expected to end on March 31, 2030, accompanied by a priority right to receive the concession after its expiration, should the Government wish to offer a new concession to a third party.

In 2015, the Minister of Finance appointed a team for determination of the “governmental activities to be conducted towards the end of the concession period”. The public’s comments regarding its positions and viewpoints in connection with the end of the concession were submitted to the team. The team was asked to submit its recommendations to the Minister of Finance by May 2016, however to the best of the Company’s knowledge up to the date of the report the team had not yet submitted its recommendations. There is no certainty as to what the recommendations of this team will be with regard to the procedures that the government will undertake in connection with the existing concession and as to the manner in which future mining rights will be granted.

In addition, the Minister of Finance appointed a team headed by the Accountant General designated to establish the manner in which, according to the current concession, the replacement value of DSW’s tangible assets will be calculated in the event such assets are returned to the government at the end of the concession period. The actual calculation will be executed only in 2030. The team was requested to submit its recommendations to the Minister of Finance by March 2015.

In January 2017, the Accountant General sent a letter to the Chief Economist – the Supervisor of the State’s revenues wherein she noted that recently the position of the Division of the Accountant General in the Ministry of Finance regarding the arrangement covering the assets was finalized (but was not published), however in light the expected changeover of the Accountant General, the draft position report is being transferred to the incoming Accountant General for completion of the work. At this stage, there is no certainty regarding the recommendations of the new Accountant General. In addition, there is no certainty as to how the Government will interpret the Concession Law, the manner in which this process and methodology will ultimately be implemented, and how the value of the tangible assets will be calculated.

In consideration of the concession, DSW pays royalties to the Government of Israel, calculated at the rate of about 5% of the value of the products at the factory gate, less certain expenses, where according to the salt harvesting agreement, which was signed in July 2012, the royalties rate in respect of the annual quantity of potash sold in excess of 1.5 million tons is 10% (in place of 5%). In addition, according to the salt harvesting agreement, if legislation is enacted that changes the specific fiscal policy in connection with profits or royalties deriving from mining of quarries from the Dead Sea, the Company’s consent will not apply regarding the increase in the royalties’ rate on the surplus quantities referred to above, commencing from the date on which additional tax is collected as stated in the legislation. In November 2015, the Economic Efficiency Law was published, including implementation of the Sheshinski Committee’s recommendations, which address royalties and taxation of excess profits from Dead Sea minerals. The law entered into effect on January 1, 2016.

DSW granted a sub-concession to Dead Sea Bromine Ltd. (hereinafter – “the Bromine Company”) to produce bromine and its compounds from the Dead Sea, the expiration date of which is concurrent with the DSW's concession. The royalties in respect of the products manufactured by the Bromine Company are received by DSW from the Bromine Company, and DSW then pays them over to the State.

In addition, there is an arrangement relating to payment of royalties by Dead Sea Magnesium (hereinafter – “DSM”) for production of metal magnesium by virtue of a specific arrangement with the State provided in the Government’s decision dated September 5, 1993. Pursuant to the arrangement, royalties are paid by DSM on the basis of carnallite used for production of magnesium. The arrangement with DSM provides that during 2006 the State may demand a reconsideration in connection with the amount of the royalties and the method or their calculation for 2007 and thereafter. The State’s demand for reconsideration, as stated, was first received at the end of 2010, and the matter is presently in an arbitration proceeding, as described below.

In 2007, a letter was received from the previous Accountant General of the Israeli Ministry of Finance, claiming an underpayment of royalties amounting to hundreds of millions of shekels. Pursuant to the concession, disputes between the parties relating to the concession, including royalties, are to be decided by an arbitration panel of three arbitrators (each side appoints an arbitrator and these two appoint the third).

In 2011, the arbitration proceeding commenced between the State of Israel and DSW regarding the manner of calculation of the royalties under the concession and the royalties to be paid for magnesium metals and the payment or refunds (if any) due deriving from these matters. In the statement of claim filed by the State of Israel in the arbitration proceedings, the State of Israel is claiming the amount of $265 million in respect of underpayment of royalties for the years 2000 through 2009, with the addition of interest and linkage differences, and a change in the method of calculating the royalty payments from the sale of metal magnesium.

In 2014, a partial arbitration decision was received regarding the royalties’ issue. Based on the principles of the decision received, DSW is also required to pay the State royalties on the sale of downstream products manufactured by companies that are controlled by ICL that have production plants located both in and outside of the Dead Sea area, including outside of Israel. The royalties are to be paid according to the value of the downstream products, which will be set according to the formula described in Section 15(a)(2) of the Concession Deed, based on the selling price of the downstream products to unrelated third parties less the deductions set forth in subsections (I), (II) and (III) of that Section. Regarding metal magnesium, it was decided that the State of Israel and DSW are to exhaust their discussions on the subject of the amount of the royalties to be paid by DSW on metal magnesium, and if no agreement is reached the matter is to be returned to arbitration. The arbitrators’ decision is partial and its main decision is with respect to payment of royalties on downstream products, as stated above.

As part of the second stage of the arbitration, which addresses the financial calculation principles, between September 2016 and January 2017, the arbitrators issued their decisions regarding the various issues relating to the financial calculations, as stated.

In November 2016, the arbitrators' resolution regarding the principles for calculating the interest and linkage differences to be added to the principal amounts paid to the State of Israel for the years 2000 through 2013. According to the said resolution, the calculation basis for the principal amounts of the royalties paid for the said period should be an NIS basis and accordingly, NIS interest and linkage differences apply as stipulated in the Israeli Interest and Linkage Law.

Based on that stated above, the total expenses recognized in the Company's financial statements commencing from 2014 regarding the royalties' dispute and coverage of part of the State's legal expenses is $170 million ($13 million in 2016) and $60 million with respect to the interest and linkage differences ($26 million in 2016).

In 2016, 2015 and 2014, DSW paid current royalties to the Government of Israel in the amounts of $53 million, $97 million and $84 million, respectively. In addition, in 2015, the Company paid an amount of $152 million, in respect of royalties relating to prior periods.

ICL Dead Sea Class Action

In 2014, ICL received a petition submitted in Israel to the District Court in respect of a purported class action against its subsidiary, DSW. According to the petition, the plaintiff is a farmer who has bought and currently buys potash in Israel for fertilization purposes, which is produced by DSW, and seeks to represent a group of class members that would include all purchasers of potash or products containing potash. The period covered by the claim is from January 1, 2007 up to the approval date of the compromise agreement referred to below.

In January 2017, the District Court of the Central District – Lod approved the compromise agreement, the highlights of which are as follows:

1.	The group of plaintiffs was defined as all the direct consumers, indirect consumers, farmers and end-users who acquired potash or a product in which potash is a component. It is clarified that Haifa Chemicals Ltd. and any party that acquired from it potash or its products in the downward supply chain are not included in the arrangement.

2.	Compensation for past damages – DSW will pay the group of plaintiffs the amount of about $5.5 million as compensation in respect of the period covered by the claim.

3.	Future arrangement – commencing from the date on which the court decision approving the compromise agreement becomes final, and up to the passage of 7 years therefrom, the price of the potash at the factory gate of DSW, without shipping and other expenses, shall not exceed the lower of: (a) US$400 per ton of potash, or (b) the average of the three cheapest prices at which DSW sold potash to its customers outside of Israel in the quarter preceding the sale in Israel, after such price is adjusted to the factory gate (“the Controlled Price”). The Controlled Price will apply to a base quantity of 20,000 tons of potash per year, while beyond this quantity DSW will have no restriction with respect to the price. It was further agreed that in connection with granulated potash, DSW will be entitled to charge up to an additional $20 per ton of potash in excess of the Controlled Price. With reference to packaged potash, Dead Sea Works will be entitled to charge the Controlled Price plus the average price charged to its foreign customers for packaging potash.

Personal Injury Claims

During the 1990s, several Group subsidiaries were sued by plaintiffs from various countries who worked mostly as banana plantation workers and who allege to have been injured by exposure to Di Bromo Chloropropane (‘‘DBCP’’), which was produced, many years ago by a number of manufacturers, including large chemical companies. As at the date of the report, the Group’s subsidiaries are parties to one legal proceeding by 9 plaintiffs who are requesting certification of their claim as a class action. The claims are for bodily injury and, therefore, the amount of the claims has not been stated. In the opinion of Company, it is not possible, at this stage, to estimate the outcome of the above claims due to their complexity and the multiple parties involved. However, the Company believes that the chances that the plaintiffs’ contentions will be accepted are lower than the chances they will rejected.

Environmental Claims

In June 2015, a request was filed for certification of a claim as a class action, in the District Court in Tel-Aviv–Jaffa, against eleven defendants, including a subsidiary, Fertilizers and Chemical Ltd., in respect of claims relating to air pollution in Haifa Bay and for the harm allegedly caused from it to the residents of the Haifa Bay area. The amount of the claim is about $3.8 billion. A preliminary hearing on the request was scheduled for April 30, 2017. In the Company’s estimation, based on the factual material provided to it and the relevant court decisions, the chances that the plaintiffs’ contentions will be rejected are greater than the chances they will be accepted.

Spain Mining License Matters

A.	The subsidiary in Spain (hereinafter – "ICL Iberia") has two potash production centers – Suria and Sallent. As part of the efficiency plan, the Company intends to consolidate the activities of ICL Iberia on one site by means of expanding the Suria production site and discontinuing the mining activities on the Sallent site. The mining activities in Spain require an environmental mining license and an urban license.

Sallent site – in 2013, the Spanish Regional Court issued a judgment invalidating ICL Iberia's environmental mining license, contending that there were defects in provision of the license by the Government of Catalonia. In September 2015, the Spanish Supreme Court affirmed this judgment.

In 2014, the Regional Court also invalidated the urban license, contending that the license does not comply with the required conditions for piling up salt on the site (a by-product of the potash production process). In connection with the validity of the urban license, after issuance of the decision of the Supreme Court, the local planning board (CUCC) of the Catalonian government determined new provisions, which became effective upon the Supreme Court's approval in November 2015, including, limitation of the height of the salt pile and temporary extension of the salt piling activities up to the earlier of June 30, 2017 or when the salt pile reaches a height of about 538 meters. As at the date of the report, the height of the salt pile is 509 meters. In light of the said restrictions, continuation of the production activities on the Sallent site is contingent on finding a solution for treating the salt pile and the salt produced as part of the ongoing potash production process.

In November 2015, ICL Iberia signed a memorandum agreement for joint cooperation with the Government of Catalonia (hereinafter – “the Agreement”) that defines ICL Iberia’s activities in the country as preferential activities and the potash industry as a strategic public interest. The purpose of the agreement is, among other things, to arrange ICL Iberia's obligation to remove the salt pile on the Sallent site, including completion of the restoration plan of the site (see below) – all of which is to be completed no later than 2070 (removal of the salt pile is to be completed by 2065). At the end of 2016, a preliminary draft of the agreement was provided by the Government of Catalonia to all the parties involved for their comments. In February 2017, ICL Iberia submitted a request for approval of additional alternative solutions regarding the manner of handling the salt pile and extension of the period of the activities on the Sallent site beyond June 30, 2017. As at the date of the report, ICL Iberia's environmental mining license, had not yet been renewed by the Government of Catalonia.

Suria site – in April 2014, after a favorable survey was received from the Environmental Protection Authority in Catalonia, ICL Iberia received an environmental license that complies with the new environmental protection regulations in Spain (autoritzacio substantive), this being after ICL Iberia received the urban license.

Recently, it became clear that a number of technical problems found in the project with respect to the access tunnel to the Cabanasas mine (which is located on the Suria site) could delay its completion date. The Company is examining a number of alternatives for treatment and removal of the salt from this site.

Restoration plan – in 2015, in accordance with the provisions of the Spanish Environmental Protection Law, ICL Iberia submitted to the Government of Catalona a mining site restoration plan for the two production sites, Suria and Sallent, which includes, among other things, a plan for handling the salt piles and dismantling of facilities. The restoration plan for the Suria site is scheduled to run up to 2094, whereas the restoration plan for the Sallent site is scheduled to run up to 2070. During 2016, in light of talks held with the authorities in connection with the plan for treating the salt pile on the Sallent site, it was found that a number of changes in the plan are required with respect the water pumping process, which constitutes part of the removal plan.

As a result of that stated above, based on an updated estimate of the projected costs, the Company recognized a provision in its financial statements for 2016 in respect of the historical waste treatment costs, in the amount of $40 million, in the “other expenses” category.

B.	In January 2016, following complaints from competitors in the salt market in Spain, the European Commission announced that it will investigate whether ICL Iberia received illegal aid from the Spanish authorities regarding two issues:

(1)	Whether the guarantee amounts relating to environmental protection (the guarantees that are supposed to cover the potential cost of rehabilitation of the land), which were originally set at $2 million, are lower than the amount required by the EU and the national and regional environmental rules; and

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

C.	In the second half of 2016, a court decisions was rendered whereby ICL Iberia is solely responsible for contamination of the water in certain wells on the Suria site (due to an excess concentration of salt) and, therefore, it is liable for repair of the damages. As a result, based on management's estimate, the Company recorded a provision in its financial statements for 2016, in the amount of about $11 million.

Securities Law Proceedings

In 2013, a request for certification of a claim as a class action against the Company, Israel Corporation Ltd., Potashcorp Cooperative Agricultural Society Ltd., the members of the Company’s Board of Directors and its CEO, was filed in the District Court in Tel-Aviv, on the grounds of a misleading detail, deception and non-disclosure of a material detail in the Company’s reports, this allegedly being in violation of the provisions of the Securities Law and the general laws in Israel. In December 2016, the District Court in Tel-Aviv rejected the request for certification of a claim as a class action as stated. In addition, the Court ruled that plaintiff is to pay the Company and the other defendants part of the trial expenses and attorneys’ fees.

Derivative Actions

1.	On July 10 and 19, 2016, two applications for the certification of derivative actions were filed with the Economic Division of the Tel-Aviv District Court by two of our shareholders, with respect to the annual bonuses granted for the years 2014 and 2015 to our top-five highest-paid senior officers, including our CEO and Chairman of the Board at the time, alleging that such bonuses were granted in a manner deviating from our compensation policy and contrary to the Company’s best interest.

The first application, at an estimated amount of NIS 18 million (approximately $5 million), was filed against our top-five highest paid senior officers and, alternatively, against the members of our Compensation Committee, who approved the grant of the aforementioned bonuses. The Company was requested to demand of the top-five highest paid senior officers to return all the bonuses, and should they fail to comply with this demand, file a claim against the aforementioned members of the Compensation Committee.

The second application, at an estimated amount of NIS 21 million (approximately $6 million), was filed against the Company, the aforementioned top-five highest paid senior officers and the members of our Board of Directors, who approved the grant of said bonuses. The Court was requested to order our top-five highest paid senior officers and our other officers to return the bonuses paid to them. Alternatively, the Court was requested to compel the members of our Board of Directors to compensate the Company for damages incurred following the decision to approve these bonuses.

On December 6, 2016 the Court issued an order to dismiss the first application and to proceed with deliberation of the second application (the “Certification Application”).

On December 15, 2016, our Board of Directors decided to establish an independent external special committee, its members being Hon. Justice (ret.) Prof. Oded Mudrick, Prof. Sharon Hannes and Prof. Haim Assayag, CPA, to examine all aspects arising from the Certification Application and to formulate conclusions and recommendations to our Board of Directors, including with respect to the possibility of filing a claim by the Company based on the allegations made in the Certification Application (the “External Committee”).

On December 29, 2016, and in light of the decision of our Board of Directors, the Company and directors named as defendants in the Certification Application (former and/or current directors), filed a notice and motion relating to the establishment of the External Committee, wherein the Court was requested to order the suspension and/or temporary postponement of proceedings in the Certification Application in order, among other things, to allow the Committee to examine all aspects arising from the Certification Application and to formulate its conclusions and recommendations to our Board of Directors.

On January 15, 2017 the applicant in the Certification Application filed a reply to the motion respecting the Committee, wherein he objected to the motion being sustained, and on January 25, 2017 the Company and directors named as defendants in the Certification Application filed their response to the reply to the motion respecting the Committee.

Pursuant to the decision given by the Court in light of the motion respecting the Committee and with the applicant’s consent, the date for filing the Company’s response to the Certification Application was postponed, at this stage, to the lapse of 24 days after a decision is given respecting the motion respecting the Committee.

On January 30, 2017 the Court ordered that the motion respecting the Committee will be heard on March 21 2017.

In light of the early stage of this proceeding, wherein a response has yet to be filed to the application for certification of the action as a derivative action, the chances and risks involved cannot be estimated. However, in most cases, an application for certification of a derivative action, even if approved, does not constitute any exposure to the Company (rather to the contrary – if such action is sustained, it would actually enrich our coffers).

2.	On December 8, 2016, the Company received a motion for disclosure and review of documents, in accordance with Section 198A of the Israeli Companies Law. The motion was filed to the district court in Tel Aviv by a shareholder of the Company, as a preliminary proceeding towards the application of a certification of a derivative action with regard to the way of management and discontinuation of the Harmonization Project (the global ERP project), which he claims allegedly led to the write-off of the amount invested in the project. As of the date of this annual report, the Company has submitted to the court its response to the motion, the court has not rendered its decision yet.

Commercial Proceedings

Haifa Chemicals acquires potash from DSW as part of its manufacturing inputs. In accordance with the agreement between DSW and Haifa Chemicals, the price which Haifa Chemicals was charged was according to the average FOB price of DSW to its two largest customers in the prior quarter. In 2008, the agreement between Haifa Chemicals and DSW was cancelled and the parties did not succeed in reaching a new agreement. Haifa Chemicals contends that DSW’s price for the potash is not fair and it is not able to operate at this price level. In May 2009, an arbitration proceeding between the parties commenced with respect to the price of the potash.

In October 2016, following discussions aimed at settling the disputes and demands between DSW and Haifa Chemicals, a final arbitration decision was rendered ending the arbitration was rendered – with the consent of both parties. All past disputes and legal claims currently pending between the parties relating to the principal arbitration award rendered in 2014 and referring to potash sales for the years 2009 to 2016, inclusive, will be dismissed. Set forth below are the highlights of the decision:

a.	The arbitration award will be effective for thirteen years, commencing from January 1, 2017, and ending on December 31, 2029 (hereinafter – “the Arbitration Award Period”).

b.	During the Arbitration Award Period, DSW will be obligated to sell an annual amount of 330,000 tonnes of potash to Haifa Chemicals (hereinafter – the Committed Quantities).

c.	The selling prices of potash in relation to the Committed Quantities will apply as determined by the arbitrator, while distinguishing between the price for a base quantity of approximately 270,000 tonnes of potash and the price for an additional quantity of approximately 60,000 tonnes of potash. In addition, it was determined that commencing from January 2022, DSW will be entitled to request an adjustment to the formula of the selling price stipulated for the base quantity.

In light of that stated, the Company updated its provisions in an insignificant amount such that as at the date of the report, the total amount of the provision is $13 million.

Charges from the Israeli Public Utilities Authority Electricity

In 2015, the Israeli Public Utilities Authority – Electricity (hereinafter – "the Electricity Authority") resolved to impose certain electricity system management services charges also on private electricity producers as opposed to only on private consumers, this being retroactively from June 2013.

In August 2016, the Electricity Authority published a revision to its decision that gave rise to a reduction of the charges to the Company for the electricity system management services relating to prior periods. In light of that stated, during 2016, the Company reduced its provision by $16 million against the “other income” category in the statement of income.

ICL, DSW and Rotem filed a petition against the decision of the Electricity Authority contending that the decision suffers from significant flaws. On January 23, 2017, the Supreme Court sitting as the High Court of Justice issued a conditional order against the State of Israel with reference to the “retroactive” charges. The State was required to submit its response affidavit in connection with the retroactive charges for 2013 and 2014 within 30 days of the above date.

Water Matters Petition

In 2015, an appeal was filed in the Israeli Court for Water Matters by Man Nature and Law wherein the Court was requested to order the Government Water and Sewage Authority to issue a production license to DSW pursuant to the Water Law with respect to the transfer of water from the North Basin of the Dead Sea to the evaporation ponds in the Sea’s South Basin in order to regulate and supervise, within the framework of the production license, transfer of the water, as stated, in connection with certain aspects, including limitation of the quantities transferred. Recently, the Government Water and Sewage Authority issued directives to DSW (not in the framework of the production license), after hearing the latter’s position regarding transfer of the water, as stated, which included, reference to quantities and reporting requirements. In January 2017, the Court rejected the appeal. On January 30, 2017, Man Nature and Law filed an appeal on the Court’s decision, as stated.

In addition to the contingent liabilities, as stated above, as at the date of the report, the contingent liabilities regarding the matter of environmental protection and legal claims, which are pending against the Group, are in immaterial amounts. It is noted that part of the above claims is covered by insurance. In the Company’s estimation, the provisions recognized in its books are sufficient.

Dividend policy

In May 2016, our Board of Directors decided to update our dividend distribution policy, in light of our efforts to strengthen our financial position and in light of the ongoing volatility and uncertainty in the agricultural commodities market. In 2016 and 2017 our dividend distribution rate shall constitute up to 50% of the adjusted net profit, as compared to our previous dividend distribution policy of up to 70% of net profit. This is an additional measure designed to strengthen our financial position and in light of the ongoing volatility and uncertainty in the agricultural commodities market. The said update to our dividend distribution policy was intended to increase our shareholders’ certainty as relates to the distribution of dividends, while maintaining our financial stability. Our Board of Directors will revisit this policy once market conditions stabilize. There is no assurance that our Board of Directors will make any changes to the updated policy. In addition, dividends will be paid out inasmuch as declared by our Board of Directors and may be discontinued at any time. Such changes could include either a reduction in the amount or the targeted dividend, or modification of the calculation formula.

All decisions respecting dividend distribution are made by our Board of Directors, which takes into account a variety of factors, including our profits, investment plans, financial state and other factors as it sees fit. The distribution of a dividend is not assured and our Board of Directors may decide, at its sole discretion, at any time and for any reason, not to distribute a dividend, to reduce the rate thereof, to distribute a special dividend, to change the dividend distribution policy or to adopt a share buy-back plan.

The amount of distributable profits as of December 31, 2016 amounted to $2,258 million. The terms of certain of our existing liabilities require us to maintain a minimum level of the Company’s equity, which could restrict our ability to pay dividends in the future. See Note 15C to our audited financial statements for additional information regarding covenants in our loan agreements and their impact on our ability to pay dividends. In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits and only if there is no reasonable concern that such distribution will prevent us from meeting our existing and future obligations when they become due. Generally, dividends paid by an Israeli company are subject to an Israeli withholding tax. For a discussion of certain tax considerations affecting dividend payments, see “Item 10. Additional Information—E. Taxation.”

B. SIGNIFICANT CHANGES

To the best of our knowledge, no significant changes have occurred since the date of our consolidated financial statements.

Item 9 – THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

New York Stock Exchange

The following table sets forth, the annual, quarterly and monthly range of the highest closing price and the lowest closing price of the Company's shares as they were reported by the New York Stock Exchange:

	USD price per ordinary share
	High	Low
Year Ended December 31:
2015	7.70	4.01
2016	5.02	3.52

Year Ended December 31, 2015:
Fourth Quarter	5.86	4.01
Year Ended December 31, 2016:
First Quarter	4.52	3.68
Second Quarter	5.02	3.76
Third Quarter	4.34	3.70
Fourth Quarter	4.27	3.52
Year Ended December 31, 2017:
First Quarter (through March 14)	4.85	4.04

Month Ended:
September 30, 2016	4.34	3.83
October 31, 2016	3.93	3.53
November 30, 2016	3.93	3.52
December 31, 2016	4.27	3.90
January 31, 2017	4.85	4.04
February 28, 2017	4.59	4.16
March 31, 2017 (through March 14)	-	-

On March 14, 2017, the last reported sale price of our ordinary shares on the New York Stock Exchange was $4.34 per share.

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

	NIS price per ordinary share		USD price per ordinary share
	High	Low	High	Low
Year Ended December 31:
2012	50.10	38.22	12.94	9.82
2013	51.75	24.48	13.87	6.74
2014	31.97	25.01	9.21	6.36
2015	29.80	15.55	7.68	3.98
2016	18.87	13.36	5.01	3.51

Year Ended December 31, 2015:
First Quarter	29.80	27.15	7.68	6.81
Second Quarter	29.48	25.41	7.48	6.69
Third Quarter	27.03	19.00	7.12	4.83
Fourth Quarter	22.75	15.55	5.84	3.98
Year Ended December 31, 2016:
First Quarter	17.55	14.51	4.50	3.68
Second Quarter	18.87	14.70	5.01	3.77
Third Quarter	16.33	14.40	4.32	3.70
Fourth Quarter	16.51	13.36	4.32	3.51
Year Ended December 31, 2017:
First Quarter (through March 14)	18.25	15.46	4.82	4.11

Month Ended:
September 30, 2016	16.25	14.51	4.30	3.86
October 31, 2016	14.64	13.55	3.86	3.51
November 30, 2016	15.13	13.36	3.91	3.51
December 31, 2016	16.51	14.89	4.32	3.90
January 31, 2017	18.25	15.85	4.82	4.11
February 28, 2017	17.78	15.50	4.74	4.21
March 31, 2017 (through March 14)	16.92	15.46	4.59	4.19

On March 14, 2017, the last reported sale price of our ordinary shares on the TASE was NIS 15.80 per share, or $4.32 per share (based on the exchange rate reported by Bank of Israel on such date, which was NIS 3.66 = $1.00).

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our ordinary shares are listed on the NYSE and on the TASE under the symbol “ICL.”

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

Item 10 – ADDITIONAL INFORMATION

A. SHARE CAPITAL

As of December 31, 2015, our authorized share capital consisted of 1,484,999,999 ordinary shares, par value NIS 1 per share, of which 1,300,979,538 ordinary shares were issued and outstanding (including shares held by us or our subsidiaries), and 1 Special State Share, par value NIS 1 per share, issued and outstanding. All of our outstanding shares have been lawfully issued, are fully paid and are non-assessable. As of December 31, 2016, 24,590,041 ordinary shares were held by us or our subsidiaries. Shares acquired by our subsidiaries prior to February 2000 have both economic rights and voting rights. However, in accordance with Israeli law, ordinary shares issued to our subsidiaries or purchased by our subsidiaries after February 2000 have economic rights but not voting rights. Shares held by us have no economic rights or voting rights. Therefore, out of the ordinary shares held by us or our subsidiaries, 24,590,041 have no voting rights.

As of December 31, 2016, an additional about 17 million ordinary shares were issuable upon the exercise of outstanding options granted to our officers and employees at a weighted average exercise price of NIS 27.71 per share. For additional information about the issuance of options and restricted shares to officers and senior employees and their exercise in 2015-2016, as well as the allocation of restricted shares to directors and approval of the issuance of restricted shares to directors on December 23, 2015 and January 3, 2017, see Note 21 to our audited financial statements and “Item 6. Directors, Senior Management and Employees—E. Share Ownership”.

In 2014, 2015 and 2016, no options under our equity compensation plans were exercised.

In 2015, 2 million of our ordinary shares were allocated to Liberty Metals & Mining Holdings ("Liberty") as part of the completion of the acquisition of 100% of Allana Potash Corporation. The Company shares allocated to Liberty represent about 0.17% of the Company’s outstanding shares and voting rights.

In September 2014, we completed the initial public offering of our ordinary shares in the United States, pursuant to which Israel Corporation sold 36 million ordinary shares and certain forward counterparties sold 24 million ordinary shares to hedge their positions under forward sale agreements covering up to 36 million ordinary shares owned by Israel Corporation. Subsequent to the closing of the initial public offering, the underwriters exercised their option to purchase an additional 6 million ordinary shares from Israel Corporation. We did not issue any ordinary shares in connection with the initial public offering or receive any proceeds from the sale of our ordinary shares by Israel Corporation or the forward counterparties. Israel Corporation ceased to have voting rights with respect to the ordinary shares subject to the forward sale agreements and made available to the forward counterparties under those agreements. However, Israel Corporation will regain voting rights with respect to all or a portion of the ordinary shares it makes available to the forward counterparties under the forward sale agreements to the extent it elects a cash settlement or a net physical settlement. Settlement under the forward sale agreements is scheduled to occur on various dates between 2016 and 2019.

B. MEMORANDUM, ARTICLES OF ASSOCIATION AND SPECIAL STATE SHARE

Our shareholders adopted the Articles of Association attached as Exhibit 3.2 to our registration statement on Form F-1 (File no. 333-198711) filed with the SEC on September 12, 2014.

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

The State of Israel holds a nontransferable Special State Share in ICL in order to preserve the State’s vital interests. Any change in the provisions of our Articles of Association relating to the rights attached to the Special State Share requires approval from the State of Israel. The Special State Share grants its holder the rights described below.

The sale or transfer of material assets of the Company (in Israel) or granting any other rights in the abovementioned assets, not in the ordinary course of our business, whether in one transaction or in a series of transactions, shall be invalid. Unless it received the approval of the holder of the Special State Share how may oppose the transfer of a material asset as stated above only if, in its opinion, such transfer is likely to harm one of the “State’s vital interests”. Restrictions are also imposed on voluntary liquidation, mergers and reorganizations, excluding certain exceptions enumerated in our Articles of Association.

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

In addition to the aforesaid, the approval of the holder of the Special State Share is required for the ownership of any shares that grant their holder the right, ability or practical potential to appoint directly or indirectly 50% or more of our directors, and such appointments will not be valid as long as that approval has not been obtained.

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

The following are the “State’s vital interests” as defined in our Articles of Association for purposes of the Special State Share:

To preserve the character of the Company and its subsidiaries ICL Dead Sea, ICL Rotem, Dead Sea Bromine Company, Bromine Compounds and Tami as Israeli companies whose centers of business and management are in Israel. In our estimation, this condition is met.

To monitor the control over minerals and natural resources, for purposes of their efficient development and utilization, including maximum utilization in Israel of the results of investments, research and development.

To prevent acquisition of a position of influence in the Company or the foregoing Israeli subsidiaries by hostile entities or entities likely to harm foreign relations or security interests of the State of Israel.

To prevent acquisition of a position of influence in the Company or the foregoing Israeli subsidiaries or management of such companies, whereby such acquisition or management might create a situation of significant conflicts of interest likely to adversely affect any of the vital interests enumerated above.

Furthermore, our headquarters and the ongoing management and control over our business activities must be in Israel. The majority of the members of our Board of Directors must be citizens and residents of Israel. In general, meetings of our Board of Directors must take place in Israel.

Other than the rights enumerated above, the Special State Share does not grant the holder any voting or equity rights.

The State of Israel also holds a Special State Share in the following ICL subsidiaries: ICL Dead Sea, Dead Sea Bromine Company, ICL Rotem, Bromine Compounds, Tami and Dead Sea Magnesium. The rights granted by these shares according to the Articles of Association of these subsidiaries are substantially similar to the rights enumerated above. The full provisions governing the rights of the Special State Share appear in our Articles of Association and in the Articles of Association of the said subsidiaries and are available for the public’s review. We report to the State of Israel on an ongoing basis in accordance with the provisions of our Articles of Association. Certain asset transfer or sale transactions that in our opinion require approval, have received the approval of the holder of the Special State Share.

C. MATERIAL CONTRACTS

Except as otherwise disclosed in this Annual Report, we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D. EXCHANGE CONTROLS

There are currently no Israeli currency control restrictions on the payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

E. TAXATION

Israeli Tax Considerations

A. Taxation of companies in Israel

1. Measurement of results for tax purposes under the Income Tax law (Adjustments for inflation), 1985

The Income Tax Law (Adjustments for Inflation) – 1985 (hereinafter – the Law), which is effective as from the 1985 tax year, introduced the concept of measurement of results for tax purposes on a real (net of inflation) basis. On February 26, 2008, the Knesset enacted the Income Tax Law (Adjustments for Inflation) (Amendment No. 20) (Restriction of Commencement Period), 2008, whereby the effective period of the Inflationary Adjustments Law ceased at the end of the 2007 tax year and the depreciation of property, plant and equipment, is adjusted up to the end of the 2007 tax year, and from this time forward their linkage will be discontinued.

The Income Tax Regulations Adjustments for Inflation (Rates of Depreciation), 1986, which allow depreciation at rates different than those in Section 21 of the Income Tax Ordinance, apply even after the Law is no longer in effect, and therefore the Company continues to claim accelerated depreciation, in certain situations, on the basis of these Regulations.

2. Income tax rates

Presented hereunder are the tax rates relevant to the Company in the years 2014–2016:

2014 – 26.5%

2015 – 26.5%

2016 – 25%

On January 4, 2016, the plenary Knesset passed the Law for Amendment of the Income Tax Ordinance (No. 216), 2016 which provides, inter alia, for a reduction of the Companies Tax rate commencing from January 1, 2016 and thereafter by the rate of 1.5% such that the rate will be 25%.

In addition, on December 22, 2016 the plenary Knesset passed the Economic Efficiency Law (Legislative Amendments for Achieving the Budget Targets for 2017 and 2018), 2016, which provides, among other things, for a reduction of the Companies Tax rate from 25% to 23% in two steps – the first step to the rate of 24% commencing from 2017 and the second step to the rate of 23% commencing from 2018 and thereafter, along with reduction of the tax rate applicable to “Preferred Enterprises” (see A.3.b below) regarding factories in the peripheral suburban areas from 9% to 7.5%, as part of amendment of the Law for Encouragement of Capital Investments.

The balances of the deferred taxes were updated in accordance with the new tax rates, as stated, which are expected to apply when the differences reverse. As a result of that stated, in the financial statements for 2016, the Company reduced the balances of the liabilities for deferred taxes, in the amount of $40 million, and the balances of the deferred taxes assets, in the amount of $7 million, against deferred tax income, in the amount of $32 million and against equity, in the amount of $1 million.

The current taxes for the periods reported are calculated in accordance with the tax rates shown in the table above.

3. Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter – “the Encouragement Law”)

a)	Beneficiary Enterprises

The production facilities of some of the Company’s subsidiaries in Israel (hereinafter – “the Subsidiaries”) have received “Beneficiary Enterprise” status under the Encouragement law, as worded after Amendment No. 60 to the Law published in April 2005.

The benefits granted to the company are mainly:

1) Reduced tax rates

Regarding the “tax exemption” track, the Company chose 2005 as the election year, whereas regarding the “Ireland” track, which is subject to tax at the rate of 11.5%, the Company chose 2008 as the election year.

The benefits deriving from a “Beneficiary Enterprise” under the "tax exemption" track ended in 2014 while the benefits deriving from the "Ireland" track will end in 2017.

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

The temporary difference related to distribution of a dividend from exempt income as at December 31, 2016, in respect of which deferred taxes were not recognized, is in the amount of about $625 million (see also Section A.3.c below).

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

b) Preferred Enterprises

On December 29, 2010, the Israeli Knesset approved the Economic Policy Law for 2011-2012, whereby the Encouragement law, was amended (hereinafter – “the Amendment”). The Amendment is effective from January 1, 2011 and its provisions will apply to preferred income derived or accrued by a Preferred Enterprise, as defined in the Amendment, in 2011 and thereafter.

The Amendment does not apply to an Industrial Enterprise that is a mine, other facility for production of minerals or a facility for exploration of fuel. Therefore, ICL plants that are defined as mining plants and mineral producers will not be able to take advantage of the tax rates included as part of the Amendment. In addition, on August 5, 2013, the Law for Change in the Order of National Priorities, 2013, was passed by the Knesset, which provides that the tax rate applicable to a Preferred Enterprise in Development Area A will be 9% whereas the tax applicable to companies in the rest of Israel will be 16%. Pursuant to the amendment to the Encouragement law that was approved as part of the Economic Efficiency Law (Legislative Amendments for Achieving the Budget Targets for 2017 and 2018), 2016 ,the tax rate applicable to enterprises in the suburban areas was reduced from 9% to 7.5%.

The Company has Preferred Enterprises at the tax rate of 7.5%. On November 30, 2015, the Economic Efficiency Law was passed by the Knesset, which expanded the exception to all of an Enterprise’s activities up to the time of the first marketable product (for additional details – see Section 5 below). Nonetheless, tax benefits to which a Benefited Plant is entitled will not be cancelled in respect of investments up to December 31, 2012. Therefore, those plants will be able to utilize the tax benefits in respect of qualifying investments made up to December 31, 2012, in accordance with the provisions of the old law.

It is further provided in the Amendment that tax will not apply to a dividend distributed out of preferred income to a shareholder that is an Israeli-resident company. A dividend distributed out of preferred income to a shareholder that is an individual or a foreign resident is subject to tax at the rate of 20%, unless a lower tax rate applies under a relevant treaty for prevention of double taxation.

c) Trapped Earnings Law – Temporary Order

On November 5, 2012, the Israeli Knesset passed Amendment No. 69 and Temporary Order to the Encouragement Law (hereinafter – “the Temporary Order”), which offers a reduced tax rate arrangement to companies that received an exemption from Companies Tax under the aforesaid law. The Temporary Order provides that companies that choose to apply the Temporary Order (effective for one year), will be entitled to a reduced tax rate on the “release” of exempt profits. A company that elected to pay a preferential Companies Tax rate is required to invest in an industrial factory up to 50% of the tax savings it realized, during a period of 5 years, commencing from the year of the notice. Non-compliance with this condition will result in a charge to the Company for additional tax.

The Company applied the Temporary Order in 2013. Pursuant to the Company's decision and as required by the Temporary Order, up to December 31, 2014, the Company made the full amount of its required investment in an industrial factory.

4. The Law for the Encouragement of Industry (Taxation), 1969

a) Some of the Company’s Israeli subsidiaries are “Industrial Enterprise”, as defined in the above-mentioned law.

b) The industrial Enterprises owned by some of the Company's Israeli subsidiaries have a common line of production and, therefore, they file, together with the Company, a consolidated tax return in accordance with Section 23 of the Law for the Encouragement of Industry. Accordingly, each of the said companies is entitled to offset its tax losses against the taxable income of the other companies.

c) During 2016, based on the alternatives for filing tax reports in certain jurisdictions, the Company decided to file separate (non-consolidated) tax reports for various subsidiaries. As a result, the Company updated the balance of the liabilities for deferred taxes against recording of tax income, in the amount of $27 million.

5. The Law for Taxation of Profits from Natural Resources

On November 30, 2015, the Knesset passed the Law for Taxation of Profits from Natural Resources (hereinafter – "the Law"), which entered into effect on January 1, 2016, except with respect to DSW regarding which the effective date is January 1, 2017. The highlights of the Law are set forth below:

The total tax on natural resources in Israel will include three tax elements: royalties, Natural Resources Tax and Companies Tax.

Royalties:

The rate of the royalties in connection with resources produced from the quarries, in accordance with the Mines Ordinance will be 5% (with respect to production of the phosphates, the royalty rate will be 5% of the value of the quantity produced – instead of 2%). Pursuant to the salt harvesting agreement signed with the Government on July 8, 2012, the parties agreed, among other things, to an increase in the rate of the royalties from 5% to 10% of the sales, for every quantity of potash chloride sold by the Company in a given year, in excess of a quantity of 1.5 million tons. As part of the agreement, it was provided that if a law is enacted that changes the specific fiscal policy with reference to profits or royalties deriving from quarrying from the Dead Sea, the Company's consent to the increase of the rate of the royalties, as stated, will not apply. The Law entered into effect on January 1, 2016. For additional details – see Note 20C. to the financial statements.

Imposition of Natural Resources Tax:

The tax base, which will be calculated for every resource separately, is the Company’s operating income in accordance with the accounting statement of income, to which certain adjustments will be made, less financing expenses at the rate of 5% of the Company’s average working capital, and less an amount that reflects a yield of 14% on the property, plant and equipment used for production and sale of the quarried material (hereinafter – “the Yield on the Property, Plant and Equipment”). On the tax base, as stated, a progressive tax will be imposed at a rate to be determined based on the Yield on the Property, Plant and Equipment in that year. For the Yield on the Property, Plant and Equipment between 14% and 20%, Natural Resources Tax will be imposed at the rate of 25%, while the yield in excess of 20% will be subject to Natural Resources Tax at the rate of 42%.

In years in which the Natural Resources Tax base is negative, the negative amount will be carried forward from year to year and will constitute a tax shield in the succeeding tax year. The above computations, including the right to use prior years’ losses, are made separately, without taking into account setoffs, for each natural resource production and sale activity.

Limitations on the Natural Resources Tax – the Natural Resources Tax will only apply to profits deriving from the actual production and sale of each of the following resources: potash, bromine, magnesium and phosphates, and not to the profits deriving from the downstream industrial activities. Calculation of the Natural Resources Tax will be made separately for every resource. Nonetheless, regarding Magnesium, it was provided that commencing from 2017, upon sale of carnalite by DSW to Magnesium and reacquisition of a Sylvanite by-product by DSW, Magnesium will charge DSW $100 per ton of potash which is produced from the Sylvanite (linked to the CPI).

A mechanism was provided for determination of the market price with respect to transactions in natural resources executed between related parties in Israel, as well as a mechanism for calculation of the manner for allocation of the expenses between the production and sale of the natural resource, on the one hand, and the downstream activities, on the other hand.

Regarding the bromine resource, the Natural Resources Tax will apply in the same manner in which it applies to the other natural resources, except with respect to the manner of determining the transfer price in sales made to related parties in and outside of Israel. For purposes of calculating the total revenues from bromine sold to related parties for purposes of downstream manufacturing activities in every tax year, a calculation method will be employed (Netback) whereby the price will be determined based on the higher of the following:

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

The Natural Resource Tax will be deductible from the Company's taxable income and the Company will pay the Companies Tax on the balance as is customary in Israel.

Taxation of Investors

The following are material Israeli income tax consequences to investors of acquiring and disposing of our ordinary shares. That stated does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to acquire and/or dispose the ordinary shares.

Capital Gains Tax

Israeli law generally imposes a capital gains tax on the sale of capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of capital assets located in Israel, including shares of Israeli companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or a foreign currency exchange rate between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Israeli Residents

Generally, as of January 1, 2012, the tax rate applicable to capital gains derived from a sale of shares, whether listed on a stock market or not, is the regular corporate tax rate in Israel of 25% (commencing from January 1, 2017 – 24% and commencing from January 1, 2018 – 23%) for Israeli companies and 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale, the tax rate will be 30%. A “significant shareholder” is defined as one who holds, directly or indirectly, including together with others, at least 10% of any means of control in the company. However, different tax rates will apply to dealers in securities. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares.

As of January 1, 2013, shareholders who are individuals with taxable income that exceeds NIS 800,000 in a tax year (linked to the Israeli consumer price index each year – NIS 810,720 for 2016 and commencing from January 1, 2017 taxpayers having taxable income of NIS 640,000) will be subject to an additional tax payment at the rate of 2% (and commencing from January 1, 2017 – an additional tax payment at the rate of 3%) on the portion of their taxable income for such tax year that is in excess such threshold. For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty is 25%. The treaty provides for reduced tax rates on dividends if (a) the shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and held such minimal percentage during the whole of its prior tax year, and (b) not more than 25% of the Israeli company’s gross income consists of interest or dividends, other than dividends or interest received from subsidiary corporations or corporations 50% or more of the outstanding voting shares of which is owned by the Israeli company. The reduced treaty rate, if applicable, is 15% in the case of dividends paid from income derived from Approved, Benefited or Preferred Enterprise or 12.5% otherwise.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to hold the ordinary shares. This discussion applies only to a U.S. Holder that holds the ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, any aspect of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) commonly known as the Medicare tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ordinary shares as part of a “straddle” or integrated transaction or persons entering into a constructive sale with respect to the ordinary shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax exempt entities, “individual retirement accounts” or “Roth IRAs";

•	Persons who acquired our ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons that own or are deemed to own 10% or more of our voting stock; or

•	persons holding our ordinary shares in connection with a trade or business conducted outside of the United States.

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

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

In light of the listing of our ordinary shares for trade on the New York Stock Exchange (NYSE) within the framework of an initial public offering executed in 2014, we are subject to the informational requirements of the US Securities Exchange Act of 1934. Accordingly, we are required to file or furnish reports and other information with the SEC pursuant to the requirements applying to foreign issuers, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with or furnished to the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

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

For additional information about our hedging activities, see Note 23 to our audited financial statements.

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

Explanations of the main changes between the periods

Exchange rate:

The liability in respect of the fair value of derivative instruments with respect to exchange rates as at December 31, 2015 amounted to about $1 million. As at December 31, 2016, the asset in respect of the fair value of the derivative instruments was about $8 million. As a result of income was recorded in the amount of about $9 million with reference to open transactions.

Energy:

The liability in respect of the fair value of derivative instruments for energy costs as at December 31, 2015 amounted to about $6.6 million, due to the decline in the price of crude oil in 2015 at the rate of 40%. As at December 31, 2016, the asset in respect of the fair value of the derivative instruments was about $3.6 million. As a result, an income was recorded in the amount of about $10.2 million with reference to open transactions.

Dry bulk marine shipping:

The liability in respect of the fair value of derivative instruments for dry bulk marine shipping as at December 31, 2015 amounted to about $4.6 million, due to the decline in the marine shipping prices in 2015 at the rate of 37%. As at December 31, 2016, the asset in respect of the fair value of the derivative instruments was about $0.4 million. As a result an income was recorded in the amount of about $5 million with reference to open transactions.

The tables below set forth the sensitivity of our derivative instruments and certain balance sheet items to 5% and 10% increases and decreases in the exchange rates as at December 31, 2016.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
USD/NIS	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(0.2)	(0.1)	1.8	0.1	0.2
Short term deposits and loans	0.0	0.0	0.3	0.0	0.0
Trade receivables	(5.0)	(2.5)	50.3	2.5	5.0
Receivables and debit balances	(0.5)	(0.2)	4.9	0.2	0.5
Long-term deposits and loans	0.0	0.0	0.3	0.0	0.0
Credit from banks and others	3.2	1.6	(32.0)	(1.6)	(3.2)
Trade payables	20.1	10.0	(200.8)	(10.0)	(20.1)
Other payables	20.4	10.2	(204.3)	(10.2)	(20.4)
Long-term loans	14.3	7.5	(156.9)	(8.3)	(17.4)
Fixed rate debentures (series E)	36.9	19.3	(405.5)	(21.3)	(45.1)
Options	(62.5)	(27.6)	(2.1)	21.2	53.7
Forward	(43.9)	(23.0)	0.0	25.4	53.6
Swap	(57.5)	(30.1)	3.3	33.3	70.2
Total	(74.7)	(34.9)	(940.7)	31.3	77.0

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
CPI	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Long-term deposits and loans	0.0	0.0	0.3	0.0	0.0
Short term deposits and loans	0.0	0.0	0.2	0.0	0.0

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
EUR/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(2.2)	(1.1)	21.6	1.1	2.2
Short term deposits and loans	0.0	0.0	0.5	0.0	0.0
Trade receivables	(19.9)	(10.0)	199.3	10.0	19.9
Receivables and debit balances	0.0	0.0	0.4	0.0	0.0
Long-term deposits and loans	(0.1)	0.0	0.8	0.0	0.1
Credit from banks and others	10.0	5.0	(100.0)	(5.0)	(10.0)
Trade payables	16.1	8.0	(160.8)	(8.0)	(16.1)
Other payables	5.9	2.9	(58.8)	(2.9)	(5.9)
Long-term loans from banks	15.2	7.6	(151.6)	(7.6)	(15.2)
Options	4.3	2.0	2.0	(1.8)	(3.2)
Forward	14.9	7.1	3.5	(6.4)	(12.2)
Total	44.2	21.5	(243.1)	(20.6)	(40.4)

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
GBP/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(0.2)	(0.1)	2.0	0.1	0.2
Trade receivables	(3.6)	(1.8)	35.7	1.8	3.6
Receivables and debit balances	0.0	0.0	0.0	0.0	0.0
Credit from banks and others	2.1	1.1	(21.2)	(1.1)	(2.1)
Trade payables	2.3	1.1	(22.6)	(1.1)	(2.3)
Other payables	1.0	0.5	(9.6)	(0.5)	(1.0)
Options	(2.1)	(1.4)	(0.8)	(0.3)	0.2
Forward	1.0	0.5	1.3	(0.4)	(0.8)
Total	0.5	(0.1)	(15.2)	(1.5)	(2.2)

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
GBP/EUR	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Options	(1.9)	(0.9)	(0.3)	0.4	0.9

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
JPY/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(0.2)	(0.1)	1.6	0.1	0.2
Trade receivables	(0.7)	(0.3)	7.0	0.3	0.7
Long-term deposits and loans	0.0	0.0	0.2	0.0	0.0
Trade payables	0.0	0.0	(0.5)	0.0	0.0
Other payables	0.0	0.0	(0.1)	0.0	0.0
Options	0.3	0.1	0.3	(0.1)	(0.2)
Forward	0.3	0.2	0.0	(0.2)	(0.4)
Total	(0.3)	(0.1)	8.5	0.1	0.3

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
BRL/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(0.4)	(0.2)	4.0	0.2	0.4
Trade receivables	(2.7)	(1.4)	27.1	1.4	2.7
Trade payables	0.9	0.4	(8.8)	(0.4)	(0.9)
Other payables	0.2	0.1	(1.6)	(0.1)	(0.2)
Long-term loans from banks	4.5	2.2	(44.6)	(2.2)	(4.5)
Total	2.5	1.1	(23.9)	(1.1)	(2.5)

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
CNY/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(3.8)	(1.9)	38.2	1.9	3.8
Trade receivables	(8.4)	(4.2)	83.9	4.2	8.4
Trade payables	10.7	5.4	(107.3)	(5.4)	(10.7)
Other payables	1.7	0.9	(17.4)	(0.9)	(1.7)
Credit from banks and others	16.4	8.2	(164.4)	(8.2)	(16.4)
Forward	2.6	1.4	1.3	(1.5)	(3.2)
Long-term loans (CNY)	8.7	4.3	(87.0)	(4.3)	(8.7)
Total	27.9	14.1	(252.7)	(14.2)	(28.5)

The tables below set forth the sensitivity of our derivative instruments and certain balance sheet items to 5% and 10% increases and decreases in the exchange rates as at December 31, 2015.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
USD/NIS	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(0.2)	(0.1)	1.7	0.1	0.2
Short term deposits and loans	(0.1)	0.0	0.7	0.0	0.1
Trade receivables	(5.2)	(2.6)	51.7	2.6	5.2
Receivables and debit balances	(0.7)	(0.3)	6.6	0.3	0.7
Long-term deposits and loans	(0.1)	0.0	0.9	0.0	0.1
Trade payables	20.1	10.0	(200.6)	(10.0)	(20.1)
Other payables	15.4	7.7	(153.8)	(7.7)	(15.4)
Long-term loans	15.1	7.9	(165.8)	(8.7)	(18.4)
Options	(57.8)	(24.5)	(0.6)	25.4	59.5
Forward	(11.9)	(6.2)	(0.16)	6.9	14.6
Swap	(16.7)	(8.8)	(4.0)	9.7	20.4
Total	(42.1)	(16.9)	(463.4)	18.6	46.9

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
CPI	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Long-term deposits and loans	0.1	0.0	0.9	0.0	(0.1)

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
EUR/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(2.3)	(1.1)	22.6	1.1	2.3
Short term deposits and loans	(0.4)	(0.2)	4.1	0.2	0.4
Trade receivables	(21.9)	(10.9)	218.6	10.9	21.9
Receivables and debit balances	(0.1)	0.0	0.7	0.0	0.1
Long-term deposits and loans	0.0	0.0	0.3	0.0	0.0
Credit from banks and others	9.1	4.5	(90.5)	(4.5)	(9.1)
Trade payables	15.4	7.7	(154.5)	(7.7)	(15.4)
Other payables	11.4	5.7	(114.5)	(5.7)	(11.4)
Long-term loans from banks	3.5	1.8	(36.7)	(1.8)	(3.5)
Options	4.2	1.8	1.1	(1.4)	(3.4)
Forward	(26.7)	(12.6)	(0.6)	11.4	21.8
Total	(7.8)	(3.3)	(149.4)	2.5	3.7

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
GBP/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Trade receivables	(3.7)	(1.9)	37.5	1.9	3.7
Receivables and debit balances	0.0	0.0	0.1	0.0	0.0
Credit from banks and others	1.6	0.8	(16.0)	(0.8)	(1.6)
Trade payables	3.4	1.7	(33.9)	(1.7)	(3.4)
Other payables	3.8	1.9	(37.6)	(1.9)	(3.8)
Options	(0.2)	(0.1)	0.0	0.0	0.0
Forward	28.1	13.3	1.7	(12.0)	(23.0)
Total	32.5	15.5	(43.2)	(14.3)	(27.6)

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
GBP/EUR	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Forward	(18.0)	(9.4)	2.9	10.4	21.9
Options	(0.6)	(0.3)	0.0	0.3	0.7
Total	(18.6)	(9.7)	2.9	10.7	22.6

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
JPY/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(0.4)	(0.2)	3.9	0.2	0.4
Trade receivables	(1.0)	(0.5)	9.9	0.5	1.0
Long-term deposits and loans	0.0	0.0	0.2	0.0	0.0
Trade payables	0.1	0.0	(0.6)	0.0	(0.1)
Other payables	0.0	0.0	(0.3)	0.0	0.0
Options	0.2	0.1	0.0	(0.2)	(0.4)
Forward	0.3	0.2	-	(0.2)	(0.4)
Total	(0.8)	(0.4)	13.1	0.3	0.5

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
BRL/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(0.2)	(0.1)	2.1	0.1	0.2
Trade receivables	(2.5)	(1.3)	25.1	1.3	2.5
Trade payables	1.3	0.7	(13.3)	(0.7)	(1.3)
Other payables	0.1	0.1	(1.4)	(0.1)	(0.1)
Long-term loans from banks	3.1	1.6	(31.2)	(1.6)	(3.1)
Total	1.8	1.0	(18.7)	(1.0)	(1.8)

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
CNY/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(8.3)	(4.1)	82.7	4.1	8.3
Trade receivables	(10.2)	(5.1)	102.3	5.1	10.2
Trade payables	12.2	6.1	(122.1)	(6.1)	(12.2)
Other payables	2.2	1.1	(21.7)	(1.1)	(2.2)
Credit from banks and others	28.2	14.1	(282.0)	(14.1)	(28.2)
Options	0.0	0.0	0.0	0.3	5.2
Forward	(19.0)	(9.9)	(0.2)	11.0	23.2
Total	5.1	2.2	(241.0)	(0.8)	4.3

Interest Rate Risk

We have loans bearing variable interest that expose our finance expenses and cash flows to changes in those interest rates. With respect to our fixed- interest loans, there is exposure to changes in the fair value of the loans due to changes in the market interest rate.

Our Finance Forum examines the extent of the hedging in order to adjust the structure of the actual interest to our expectations with regard to the anticipated developments in interest rates, taking into account the cost of the hedging. The hedging is implemented by using a fixed interest range and by hedging variable interest.

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the LIBOR rate as at December 31, 2016.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Fixed-USD interest debentures	62.9	32.1	(1,077.8)	(33.4)	(68.1)
Swap transactions	13.4	6.8	(5.5)	(7.0)	(14.3)
NIS/USD swap	31.8	16.2	3.3	(16.7)	(33.9)
Total	108.1	55.1	(1,080.0)	(57.1)	(116.3)

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the LIBOR rate as at December 31, 2015.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Fixed-USD interest debentures	70.4	35.9	(1,087.9)	(37.5)	(76.7)
Collar transactions	0.1	0.1	(0.2)	(0.1)	(0.2)
Swap transactions	16.9	8.6	(9.6)	(8.9)	(18.1)
NIS/USD swap	10.6	5.4	(4.0)	(5.6)	(11.5)
Total	98.0	50.0	(1,101.7)	(52.1)	(106.5)

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the NIS interest rate as at December 31, 2016.

Sensitivity to changes in the shekel interest rate	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Fixed-interest long-term loan	7.5	3.8	(156.9)	(4.0)	(8.1)
Fixed rate debentures (series E)	20.3	10.3	(405.5)	(10.7)	(21.7)
NIS/USD swap	(32.8)	(16.7)	3.3	17.3	35.1
Total	(5.0)	(2.6)	(559.1)	2.6	5.3

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the NIS interest rate as at December 31, 2015.

Sensitivity to changes in the shekel interest rate	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Fixed-interest long-term loan	8.9	4.5	(165.8)	(4.7)	(9.6)
NIS/USD swap	(10.4)	(5.3)	(4.0)	5.5	11.3
Total	(1.5)	(0.8)	(169.8)	0.8	1.7

Energy Price Risk

Execution of hedging is determined by appropriate personnel after consultation with Israeli and foreign energy advisors.

The table below sets forth the sensitivity of instruments hedging energy price risks to 5% and 10% increases and decreases in energy prices as of December 31, 2016.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 0.5%		Decrease of 0.5%	Decrease of 10%
Energy hedges	2.2	1.1	3.6	(1.1)	(2.1)

The table below sets forth the sensitivity of instruments hedging energy price risks to 5% and 10% increases and decreases in energy prices as of December 31, 2015.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 0.5%		Decrease of 0.5%	Decrease of 10%
Energy hedges	1.1	0.5	(6.6)	(0.5)	(1.1)

Marine Shipping Price Risk

We purchase hedges on part of our exposure to marine bulk shipping prices. Hedging is executed by the appropriate personnel, after consultation with overseas experts.

The table below sets forth the sensitivity of instruments hedging marine shipping price risk to 5% and 10% increases and decreases in marine shipping prices as of December 31, 2016.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 0.5%		Decrease of 0.5%	Decrease of 10%
Marine shipping hedges	1.8	0.9	0.4	(0.9)	(1.8)

The table below sets forth the sensitivity of instruments hedging marine shipping price risk to 5% and 10% increases and decreases in marine shipping prices as of December 31, 2015.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 0.5%		Decrease of 0.5%	Decrease of 10%
Marine shipping hedges	0.4	0.2	(4.6)	(0.2)	(0.4)

Item 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

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

B. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

ICL’s management is responsible for establishing and maintaining adequate internal control over financial reporting. ICL’s internal control over financial reporting system was designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its consolidated financial statements, for external purposes, in accordance with generally accepted accounting principles. These include those policies and procedures that:

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

Our management, including our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of ICL’s internal control over financial reporting as of December 31, 2016. In making this assessment, our management used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013 (COSO). Based on such assessment, our management has concluded that, as of December 31, 2016, ICL’s internal control over financial reporting is effective based on those criteria.

C. Attestation Report of the Registered Public Accounting Firm

Somekh Chaikin, member firm of KPMG International, an independent registered public accounting firm, has audited and reported on the effectiveness of ICL’s internal controls over financial reporting as of December 31, 2016. See Somekh Chaikin’s attestation report beginning on page F-2 of this annual report.

D. Changes in internal control over financial reporting

There has been no change in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15 or 15d-15 that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A – AUDIT AND ACCOUNTING COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined, based on qualification statements delivered to the Company, that Board members Messrs. Yaacov Dior and Geoffrey Merszei shall serve as financial experts of the Audit and Accounting Committee, as that term is defined in Item 16A(b) of Form 20-F, and that all members of the Audit and Accounting Committee, Mr. Yaacov Dior, Mr. Geoffrey Merszei and Dr. Miriam Haran are financially literate and are independent directors for the purposes Rule of 10A-3 of the Exchange Act and of the NYSE trade listing requirements.

Item 16B – CODE OF ETHICS

Our Board of Directors have adopted a Code of Conduct that applies our to Board of Directors, senior management and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. Our Code of Ethics is available, on our website, www.icl-group.com.

Item 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member of KPMG International, has served as our independent registered public accounting firm for 2016 and 2015. These accountants billed the following fees to us for professional services in each of those fiscal years:

	2016	2015
	US$ thousands	US$ thousands
Audit fees(1)	5,310	6,070
Audit-related fees(2)	360	400
Tax fees(3)	1,250	1,600
All other fees(4)	-	20
Total	6,920	8,090

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

Audit Committee’s pre-approval policies and procedures

All services provided by our independent auditors are approved in advance by either the Audit and Accounting Committee or members thereof, to whom authority has been delegated, in accordance with the Audit and Accounting Committee's pre-approval procedure respecting such services.

Item 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

Item 16E – PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F – CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G – CORPORATE GOVERNANCE

Corporate Governance Practices

We are incorporated in Israel and therefore subject to corporate governance requirements under the Companies Law and the regulations promulgated thereunder, relating to such matters as external directors, the audit committee, the compensation committee and the internal auditor. These are in addition to the requirements of the NYSE and relevant provisions of U.S. securities laws that apply to foreign companies listed for trade in the U.S.

As a foreign private issuer whose shares are listed on the NYSE, we have the option to follow certain corporate governance practices applying in the country of incorporation of the foreign company, Israel, rather than those of the NYSE, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices that we are not following and describe the home country practices which we elected to follow instead. We intend to rely on this “foreign private issuer exemption” with respect to the following NYSE requirements:

•	Majority Independent Board. Under Section 303A.01 of the NYSE Listed Company Manual (the “LCM”), a U.S. domestic listed company, other than a controlled company, must have a majority of independent directors. Five of our nine directors are not considered independent directors under Israeli law whether due to their relationship with the Company, our controlling shareholder or the length of their tenure on our Board of Directors.

•	Nominating/Corporate Governance Committee. Under Section 303A.04 of the LCM, a U.S. domestic listed company, other than a controlled company, must have a nominating/corporate governance committee composed entirely of independent directors. Our controlling shareholder, Israel Corporation, has significant control over the appointment of our directors.

•	Equity Compensation Plans. Under Section 303A.08 of the LCM, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions as described therein. We follow the requirements of the Companies Law, under which approval of equity compensation plans and material revisions thereto is within the authority of our Compensation and Human Resources Committee and the Board of Directors. However, under the Companies Law, any compensation to directors, the chief executive officer or a controlling shareholder or another person in which a controlling shareholder has a personal interest, including equity compensation plans, generally requires the approval of the compensation committee, the board of directors and the shareholders, in that order. The compensation of directors and officers is generally required to comply with a shareholder-approved compensation policy, which is required, among other things, to include a monetary cap on the value of equity compensation that may be granted to any director or officer.

•	Shareholder Approval of Securities Issuances. Under Section 312.03 of the LCM, shareholder approval is a prerequisite to (a) issuing common stock, or securities convertible into or exercisable for ordinary shares, to a related party, a subsidiary, affiliate or other closely related person of a related party or any company or entity in which a related party has a substantial interest, if the number of ordinary shares to be issued exceeds either 1% of the number of ordinary shares or 1% of the voting power outstanding before the issuance, and (b) issuing ordinary shares, or securities convertible into or exercisable for ordinary shares, if the ordinary share has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance or the number of ordinary shares to be issued is equal to or in excess of 20% of the number of ordinary shares before the issuance, in each case subject to certain exceptions. We seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, which are different from the requirements for seeking shareholder approval under Section 312.03 of the LCM. Under the Companies Law, shareholder approval is a prerequisite to any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest. Under the Companies Law, shareholder approval is also a prerequisite to a private placement of securities if it will cause a person to become a controlling shareholder or in case all of the following conditions are met:

•	The securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance;

•	Some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

•	The transaction will increase the relative holdings of a 5% shareholder or will cause any person to become, as a result of the issuance, a 5% shareholder.

Except as stated above, we intend to comply with virtually all the rules applicable to U.S. companies listed on the NYSE. We may decide in the future to use additional and/or other foreign private issuer exemptions with respect to some or all of the other NYSE listing requirements. Following governance practices of our home country, Israel, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under NYSE listing requirements applicable to domestic issuers. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares—As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and NYSE requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.”

Item 16H – MINE SAFETY DISCLOSURE

Not applicable.

Item 17 – FINANCIAL STATEMENTS

See "Item 18. Financial Statements."

Item 18 – FINANCIAL STATEMENTS

See page F-1.

Item 19 – EXHIBITS

We have filed certain exhibits to our Form 20-F filed with the SEC, which are available for perusal at: www.sec.gov.

ITEM 19 – EXHIBITS

1.1*	Memorandum of Association of Israel Chemicals Ltd. (unofficial translation from original Hebrew).
1.2*	Articles of Association of Israel Chemicals Ltd. (unofficial translation from original Hebrew).
4.1*	Dead Sea Concession Law, 1961 (and the Deed of Concession, dated as of May 31, 1961, between the State of Israel and Dead Sea Works, Ltd. set out as a schedule thereto) (unofficial translation from original Hebrew).
4.2*	Plan for the Private Allocation of Options for Shares of the Company to the CEO of the Company, to Office Holders and Employees of the Company and its Subsidiaries dated November 27, 2012 (unofficial translation from original Hebrew).
4.3**	Equity Compensation Plan (2014), dated August 20, 2014 (unofficial translation from original Hebrew).
4.4	Amended Equity Compensation Plan (2014), dated June 2016 (unofficial translation from original Hebrew).
4.5*	Compensation Policy for Directors and Officers, as adopted in July 2013 and approved by shareholders in August 2013.
4.6*	Agreement between the Israeli Ministry of Finance and Dead Sea Works Ltd. dated as of July 8, 2012 relating to salt harvesting at the Dead Sea.
4.7*	Registration Rights Agreement, dated September 12, 2014 by and among Israel Chemicals Ltd. and Israel Corporation Ltd.
4.8***	Revolving Credit Facility Agreement, dated March 23, 2015, by and among certain financial institutions, ICL Finance B.V., and Israel Chemicals Ltd.
8.1	List of subsidiaries of Israel Chemicals Ltd.
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Somekh Chaikin, a member of KPMG International, independent registered public accounting firm.

*	Incorporated by reference to our registration statement on Form F-1 (file no. 333- 198711), as amended.
**	Incorporated by reference to our registration statement on Form S-8 (file no. 333-205518), dated July 6, 2015.
***	Incorporated by reference to our annual report on Form 20-F (file no. 001-13742) for the year ended December 31, 2015, dated March 16, 2016.

ICL has no instrument with respect to long-term debt not listed above under which the total amount of securities authorized exceeds 10% of the total assets of ICL on a consolidated basis.  The Company agrees to furnish to the Securities and Exchange Commission upon request a copy of each instrument with respect to long-term debt not filed as an exhibit to this report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ISRAEL CHEMICALS LTD.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: March 15, 2017

Consolidated Financial Statements
As at
December 31, 2016

Consolidated Financial Statements as at December 31, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Israel Chemicals Ltd

We have audited the accompanying consolidated statements of financial position of Israel Chemicals Ltd. (hereinafter – “the Company”) and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three year period ended December 31, 2016. We also have audited the Company’s internal control over financial reporting as of December 31, 2016 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Somekh Chaikin

Somekh Chaikin

Certified Public Accountants (Isr.)

Member Firm of KPMG International

Tel Aviv, Israel

March 14, 2017

Consolidated Statements of Financial Position as at December 31

		2016	2015
	Note	$ millions	$ millions
Current assets
Cash and cash equivalents		87	161
Short-term investments and deposits	6	29	87
Trade receivables		966	1,082
Inventories	7	1,267	1,364
Other receivables	23,14,8	222	291
Total current assets		2,571	2,985

Non-current assets
Investments in equity-accounted investees	9	153	159
Financial assets available for sale		253	-
Deferred tax assets	17	150	199
Property, plant and equipment	11	4,309	4,212
Intangible assets	12	824	1,185
Other non-current assets	10,18,23,14	292	337
Total non-current assets		5,981	6,092

Total assets		8,552	9,077

Current liabilities
Short-term credit	15	588	673
Trade payables		644	716
Provisions	19	83	42
Other current liabilities	23,14,16	708	615
Total current liabilities		2,023	2,046

Non-current liabilities
Long-term debt and debentures	15	2,796	2,805
Deferred tax liabilities	17	303	351
Long-term employee provisions	18	576	547
Provisions	19	185	127
Other non-current liabilities	23,14	10	13
Total non-current liabilities		3,870	3,843

Total liabilities		5,893	5,889

Equity
Total shareholders’ equity	21	2,574	3,028
Non-controlling interests		85	160
Total equity		2,659	3,188

Total liabilities and equity		8,552	9,077

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income for the Year Ended December 31

		2016	2015	2014
	Note	$ millions	$ millions	$ millions
Sales	22	5,363	5,405	6,111
Cost of sales	22	3,703	3,602	3,915

Gross profit		1,660	1,803	2,196

Selling, transport and marketing expenses	22	722	653	839
General and administrative expenses	22	321	350	306
Research and development expenses	22	73	74	87
Other expenses	22	618	211	259
Other income	22	(71)	(250)	(53)

Operating income (loss)		(3)	765	758

Finance expenses		157	160	279
Finance income		(25)	(52)	(122)

Finance expenses, net	22	132	108	157

Share in earnings of equity-accounted investees	9	18	11	31

Income (loss) before income taxes		(117)	668	632

Income taxes	17	55	162	166

Net income (loss)		(172)	506	466

Net income (loss) attributable to the non-controlling interests		(50)	(3)	2

Net income (loss) attributable to the shareholders of the Company		(122)	509	464

Earnings (loss) per share attributable to
the shareholders of the Company:

Basic earnings (loss) per share (in cents)	24	(10.00)	40.05	36.50

Diluted earnings (loss) per share (in cents)	24	(10.00)	40.03	36.50

Weighted-average number of
ordinary shares outstanding:

Basic (in thousands)		1,273,295	1,271,624	1,270,426

Diluted (in thousands)		1,273,295	1,272,256	1,270,458

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income for
the Year Ended December 31

	2016	2015	2014
	$ millions	$ millions	$ millions
Net income (loss)	(172)	506	466

Components of other comprehensive income that will be reclassified subsequently to net income (loss)
Currency translation differences	(90)	(205)	(221)
Changes in fair value of derivatives designated as a cash flow hedge	(1)	(2)	(11)
Changes in fair value of financial assets available for sale	17	-	-
Income tax relating to items that will be reclassified subsequently to net income (loss)	(5)	-	-
Total	(79)	(207)	(232)

Components of other comprehensive income that will not be reclassified to net income (loss)
Actuarial gains (losses) from defined benefit plan	(48)	63	(103)
Income (loss) tax relating to items that will not be reclassified to net income (loss)	8	(15)	24
Total	(40)	48	(79)

Total comprehensive income (loss)	(291)	347	155

Comprehensive income (loss) attributable to the non-controlling interests	(59)	(9)	2

Comprehensive income (loss) attributable to the shareholders of the Company	(232)	356	153

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

	Attributable to the shareholders of the Company							Non-
								controlling	Total
								interests	equity

			Cumulative		Treasury		Total
	Share	Share	translation	Capital	shares,	Retained	shareholders'
	capital	premium	adjustment	reserves	at cost	earnings	equity
	$ millions
For the year ended December 31, 2016
Balance as at January 1, 2016	544	149	(400)	93	(260)	2,902	3,028	160	3,188

Share-based compensation	-*	25	-	(10)	-	-	15	-	15
Dividends	-	-	-	-	-	(222)	(222)	(4)	(226)
Changes in equity of equity-accounted investees	-	-	-	(15)	-	-	(15)	-	(15)
Non-controlling interests in business combinations from prior periods	-	-	-	-	-	-	-	(12)	(12)
Comprehensive loss	-	-	(81)	11	-	(162)	(232)	(59)	(291)

Balance as at December 31, 2016	544	174	(481)	79	(260)	2,518	2,574	85	2,659

* Less than $1 million.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (cont'd)

	Attributable to the equity holders of the Company							Non-
								controlling	Total
								interests	equity

			Cumulative		Treasury		Total
	Share	Share	translation	Capital	shares,	Retained	shareholders'
	capital	premium	adjustment	reserves	at cost	earnings	equity
	$ millions
For the year ended December 31, 2015

Balance as at January 1, 2015	543	134	(201)	66	(260)	2,692	2,974	26	3,000

Issue of shares	1	15	-	-	-	-	16	-	16
Share-based compensation	-*	-	-	15	-	-	15	-	15
Dividends	-	-	-	-	-	(347)	(347)	(1)	(348)
Business combinations	-	-	-	14	-	-	14	144	158
Comprehensive income (loss)	-	-	(199)	(2)	-	557	356	(9)	347

Balance as at December 31, 2015	544	149	(400)	93	(260)	2,902	3,028	160	3,188

* Less than $1 million.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (cont'd)

	Attributable to the equity holders of the Company							Non-
								controlling	Total
								interests	equity

			Cumulative		Treasury		Total
	Share	Share	translation	Capital	shares,	Retained	shareholders'
	capital	premium	adjustment	reserves	at cost	earnings	equity
	$ millions
For the year ended December 31, 2014

Balance as at January 1, 2014	543	134	19	65	(260)	3,153	3,654	25	3,679

Share-based compensation	-*	-	-	12	-	-	12	-	12
Dividends	-	-	-	-	-	(845)	(845)	(1)	(846)
Comprehensive income	-	-	(220)	(11)	-	384	153	2	155

Balance as at December 31, 2014	543	134	(201)	66	(260)	2,692	2,974	26	3,000

* Less than $1 million.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows for the Year Ended
December 31

	2016	2015	2014
	$ millions	$ millions	$ millions
Cash flows from operating activities
Net income (loss)	(172)	506	466
Adjustments for:
Depreciation and amortization	406	430	427
Revaluation of balances from financial institutions and interest expenses, net	76	44	38
Share in earnings of equity-accounted investees, net	(18)	(11)	(31)
Other capital losses, net	432	5	(42)
Share-based compensation	15	15	12
Loss (gain) from divestiture of subsidiaries	1	(215)	-
Deferred tax expenses (income)	(2)	5	37
	738	779	907
Change in inventories	70	25	(33)
Change in trade and other receivables	150	(86)	(25)
Change in trade and other payables	(90)	(55)	(22)
Change in provisions and employee benefits	98	(90)	66
Net change in operating assets and liabilities	228	(206)	(14)
Net cash provided by operating activities	966	573	893
Cash flows from investing activities
Investments in shares and proceeds from deposits, net	(198)	34	(21)
Purchases of property, plant and equipment and intangible assets	(632)	(619)	(835)
Business combinations, net of cash acquired	-	(351)	(143)
Proceeds from divestiture of subsidiaries	17	364	-
Other	13	25	3
Net cash used in investing activities	(800)	(547)	(996)
Cash flows from financing activities
Dividend paid to the company's shareholders	(162)	(347)	(845)
Receipt of long-term debt	1,278	1,201	2,055
Repayment of long-term debt	(1,365)	(846)	(999)
Short-term credit from banks and others, net	14	8	(140)
Other	(4)	(1)	(1)
Net cash provided by (used in) financing activities	(239)	15	70
Net change in cash and cash equivalents	(73)	41	(33)
Cash and cash equivalents as at beginning of the period	161	138	188
Net effect of currency translation on cash and cash equivalents	(1)	(18)	(16)
Cash and cash equivalents included as part of assets held for sale	-	-	(8)
Cash and cash equivalents as at the end of the period	87	161	131

Additional Information

	For the year ended 31, December
	2016	2015	2014
	$ millions	$ millions	$ millions
Income taxes paid, net of tax refunds	84	20	159
Interest paid	112	87	49

The accompanying notes are an integral part of these condensed consolidated financial statements.

Note 1 – General

A.	The reporting entity

Israel Chemicals Ltd. (hereinafter – “the Company” or “ICL”), is a company domiciled and incorporated in Israel the shares of which are traded on both the Tel-Aviv Stock Exchange and the New York Stock Exchange. The address of the Company’s registered office is 23 Aranha St., Tel-Aviv, Israel. The Company together with its subsidiaries, associated companies and joint ventures (hereinafter – “the Group”), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts raw materials and utilizes sophisticated processing and product formulation technologies to add value to customers in three attractive end-markets: agriculture, food and engineered materials. The Company operates via two segments: (1) Essential Minerals, which extracts the raw materials for ICL and markets them to the potash, phosphate and magnesium markets; and (2) Specialty Solutions, which primarily produces bromine from the Dead Sea and manufactures and markets bromine and phosphorus compounds for the electronics, construction, oil & gas drillings and automotive industries; downstream products, mainly a broad range of acids, specialty phosphates and specialty minerals used as food additives and industrial intermediates; specialty fertilizers, liquid fertilizers and soluble fertilizers and slow-release fertilizers and controlled-release fertilizers; creative food ingredients and phosphate additives, which provide texture and stability solutions for the food markets. The Company is a subsidiary of Israel Corporation Ltd.

The Company’s principal assets include: one of the world’s richest, longest-life and lowest-cost sources of potash and bromine (the Dead Sea), potash mines in the United Kingdom and Spain, bromine compounds processing facilities located in Israel, the Netherlands and China, a unique integrated phosphate value chain, beginning with phosphate rock mines in the Negev Desert in Israel and running up to production facilities of value-added products in Israel, Europe, the United States, Brazil and China, an extensive global logistics and distribution networks with operations in over 30 countries. The Company has a focused and highly-experienced staff that develops production processes, new applications, formulations and products for its 3 key end markets – agriculture, food and engineered materials.

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

The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel interests (see Note 21).

B.	Definitions

1. Subsidiary – a company over which the Company has control and the financial statements of which are fully consolidated with the Company's statements as part of the consolidated financial statements.

Note 1 – General

B.	Definitions (cont’d)

2. Investee company – Subsidiaries and companies, including a partnership or joint venture, the Company's investment in which is stated, directly or indirectly, on the equity basis.

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

The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 14, 2017.

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

The evaluation of accounting estimates used in the preparation of the Group’s financial statements requires management of the Company to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in the following notes:

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

E.	Use of estimates and judgment (cont'd)

Estimate	Principal assumptions	Possible effects	Reference
Recognition of deferred tax asset

Tax rates expected to apply when the timing differences applied to Beneficiary Enterprise are realized is based on forecasts of future revenues to be earned. The reasonability of future revenues to be earned to use future tax benefits.

		Recognition or reversal of deferred tax asset in profit or loss.	See Note 17.
Uncertain tax positions

The extent of the certainty that the Group’s tax positions will be accepted (uncertain tax positions) and the risk of it incurring any additional tax and interest expenses. This is based on an analysis of a number of matters including interpretations of tax laws and the Group’s past experience.

		Recognition of additional income tax expenses.	See Note 17.
Post-employment employee benefits	Actuarial assumptions such as the discount rate, future salary increases and the future pension increase.	An increase or decrease in the post-employment defined benefit obligation.	See Note 18 regarding employee benefits.
Assessment of probability of contingent and environmental liabilities including cost of waste removal/restoration

Whether it is more likely than not that an outflow of economic resources will be required in respect of potential liabilities under the environmental protection laws and legal claims pending against the Company and its investees. The waste removal/ restoration obligation depends on the reliability of the estimates of future removal costs.

		Creation, adjustment or reversal of a provision for a claim and/or environmental liability including cost of waste removal/restoration.	See Note 20 regarding contingent liabilities
Recoverable amount of a cash generating unit, among other things, containing goodwill	The discount rate and a budgeted growth rate.	Change in impairment loss.	See Note 13 regarding impairment testing.
Assessment of the fair value of the assets and liabilities acquired in business combinations	Expected cash-flow forecasts of the acquired business, and models for calculating the fair value of the acquired items and their depreciation and amortization periods.	Impact on the balance of assets and liabilities acquired and the depreciation and amortization in the statement of income.
Assessment of the net realizable value of inventory	Future selling price and expected replacement price when used as the best available evidence for realizable value.	Decrease in the carrying value of the inventories and the results of operations accordingly.
Mineral reserves and resource deposits

Quantities and qualities estimates of mineral reserves and resource deposits are based on engineering, economic and geological data that is compiled and analyzed by the Company’s engineers and geologists.

Impact on the useful life of the assets relating to the relevant activity.

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

On the acquisition date the acquirer recognizes a contingent liability assumed in a business combination if there is a present obligation resulting from past events and its fair value can be reliably measured. If the Group pays a bargain price for the acquisition (meaning including negative goodwill), it recognizes the resulting gain in profit or loss on the acquisition date. Furthermore, goodwill is not adjusted in respect of the utilization of carry-forward tax losses that existed on the date of the business combination.

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

Costs associated with the acquisition that were incurred by the acquirer in a business combination such as finder’s fees, advisory, legal, valuation and other professional or consulting fees, other than those associated with an issue of debt or equity instruments connected to the business combination, are expensed in the period the services are received.

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

Note 3 - Significant Accounting Policies (cont’d)

A.	Basis for Consolidation (cont’d)

3.	Non-controlling interests (cont'd)

Measurement of non-controlling interests on the date of the business combination:

Non-controlling interests that are instruments that give rise to a present ownership interest and entitle the holder to a share of net assets in the event of liquidation (for example: ordinary shares), are measured on the date of the business combination at either fair value, or at their proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

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

Transactions with non-controlling interests, while retaining control:

Transactions with non-controlling interests while retaining control are accounted for as equity transactions. Any difference between the consideration paid or received and the change in the non-controlling interests is included in the share of the owners of the Company directly in a separate category in equity.

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

Upon the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. If the Group retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. The difference between the sum of the proceeds and fair value of the retained interest, and the derecognized balances is recognized in profit or loss under other income or other expenses. Subsequently the retained interest is accounted for as an equity-accounted investee or as a financial asset in accordance with the provisions of IAS 39, depending on the level of influence retained by the Group in the relevant company. The amounts recognized in capital reserves through other comprehensive income with respect to the same subsidiary are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the subsidiary had itself realized the same assets or liabilities.

Note 3 - Significant Accounting Policies (cont’d)

A.	Basis for Consolidation (cont’d)

5.	Transactions eliminated on consolidation

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

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. There is a rebuttable presumption that significant influence is presumed to exist when the Group holds between 20% and 50% of another entity. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Joint ventures are joint arrangements in which the Group has rights to the net assets of the arrangement.

Associates and joint ventures are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The cost of the investment includes transaction costs. The cost of the investment includes transaction costs. Transaction costs that are directly attributable to an expected acquisition of an associate or joint ventures are recognized as an asset as part of the item of deferred expenses in the statement of financial position. These costs are added to the cost of the investment on the acquisition date. The consolidated financial statements include the Group’s share of the income and expenses in profit or loss and of other comprehensive income of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases.

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

Note 3 - Significant Accounting Policies (cont’d)

B.	Foreign Currency

1.	Transactions in foreign currency

Transactions in foreign currency are translated into the functional currency of the Company and each of its subsidiaries based on the exchange rate in effect on the dates of the transactions. Monetary assets and liabilities denominated in foreign currency on the report date are translated into the functional currency of the Company and each of its subsidiaries based on the exchange rate in effect on that date. Exchange rate differences in respect of monetary items are the difference between the net book value in the functional currency at the beginning of the year adjusted for effective interest and payments during the year, plus the payments during the year and the net book value in foreign currency translated based on the rate of exchange at the end of the year. Exchange rate differences deriving from translation into the functional currency are recognized in the statement of income. Non-monetary items denominated in foreign currency and measured in terms of historical cost are translated using the exchange rate in effect on the date of the transaction.

2.	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income and are presented in equity in the foreign currency translation reserve (hereinafter –Translation Reserve).

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

Note 3 - Significant Accounting Policies (cont’d)

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

The Group classifies its financial assets according to the following categories:

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets designated at fair value through profit or loss include equity investments that otherwise would have been classified as available for sale.

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

Loans and receivables comprise cash and cash equivalents, trade and other receivables, investments in non-marketable debentures and service concession receivables.

Cash and cash equivalents

Cash and cash equivalents include cash balances available for immediate use and call deposits. Cash equivalents include short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

Note 3 - Significant Accounting Policies (cont’d)

C.	Financial Instruments (cont’d)

1.	Non-derivative financial Assets (Cont’d)

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified in any of the previous categories. The Group’s investments in certain equity securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, and foreign currency differences, are recognized directly in other comprehensive income and presented within equity in a reserve for financial assets classified as available-for-sale. A dividend received in respect of available-for-sale financial assets is recognized in profit or loss on the date the entity’s right to receive the dividend is established. When an investment is derecognized, the cumulative gain or loss in the reserve for available-for-sale financial assets is transferred to profit or loss.

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

Financial liabilities (other than financial liabilities at fair value through profit or loss) are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Financial liabilities are designated at fair value through profit or loss if the Group manages such liabilities and their performance is assessed based on their fair value in accordance with the Group’s documented risk management strategy, providing that the designation is intended to prevent an accounting mismatch, or the liability is a combined instrument including an embedded derivative.

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

Note 3 - Significant Accounting Policies (cont’d)

C.	Financial Instruments (cont’d)

2.	Non-derivative financial Liabilities (cont’d)

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

Upon the swap of debt instruments with equity instruments, equity instruments issued at the extinguishment and de-recognition of all or part of a liability, are a part of “consideration paid” for purposes of calculating the gain or loss from de-recognition of the financial liability. The equity instruments are initially recognized at fair value, unless fair value cannot be reliably measured – in which case the issued instruments are measured at the fair value of the derecognized liability. Any difference between the amortized cost of the financial liability and the initial measurement amount of the equity instruments is recognized in profit or loss under financing income or expenses.

Offset of financial instruments:

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

3.	Derivative financial instruments

The Group holds derivative financial instruments for the purpose of economic hedging against foreign currency risks, risks with respect to commodity prices, marine shipping prices, and interest risks.

Derivatives are recognized according to fair value and the attributable transaction costs are recorded in the statement of income as incurred. Changes in the fair value of the derivatives are recorded in the statement of income, except for derivatives used to hedge cash flows, as detailed below.

Cash flow hedges

Changes in the fair value of derivatives used to hedge cash flows, in respect of the effective portion of the hedge, are recorded through other comprehensive income directly in a capital reserve. With respect to the non-effective part, changes in the fair value are recognized in the statement of income. The amount accumulated in the capital reserve is reclassified and included in the statement of income in the same period as the hedged cash flows affected profit or loss under the same line item in the statement of income as the hedged item.

Where the hedged item is a non-financial asset, the amount recorded in the capital reserve is transferred to the book value of the asset, upon recognition thereof.

Note 3 - Significant Accounting Policies (cont’d)

C.	Financial Instruments (cont’d)

3.	Derivative financial instruments (cont’d)

Cash flow hedges (cont’d)

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

5.	Financial guarantees

A financial guarantee is initially recognized at fair value. In subsequent periods a financial guarantee is measured at the higher of the amount recognized in accordance with the guidelines of IAS 37 and the liability initially recognized after being amortized in accordance with the guidelines of IAS 18. Any resulting adjustment of the liability is recognized in profit or loss.

6.	Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Incremental costs directly attributable to an expected issuance of an instrument that will be classified as an equity instrument are recognized as an asset in deferred expenses in the statement of financial position. The costs are deducted from the equity upon the initial recognition of the equity instruments, or are amortized as financing expenses in the statement of income when the issuance is no longer expected to take place.

Treasury shares

When share capital recognized as equity is repurchased by the Group, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus on the transaction is carried to share premium, whereas a deficit on the transaction is deducted from retained earnings.

Note 3 - Significant Accounting Policies (cont’d)

D.	Property, plant and equipment

1.	Recognition and measurement

Property, plant and equipment are presented at cost after deducting the related amounts of government grants and less accumulated depreciation and provision for impairment.

The cost includes expenses that can be directly attributed to purchase of the asset. The cost of assets that were constructed independently includes the cost of the materials and direct salary costs, as well as any additional costs that are directly attributable to bringing the asset to the required position and condition so that it will be able to function as management intended, as well as an estimate of the costs to dismantle and remove the items and to restore its location, where there is an obligation to dismantle and remove or to restore the site and capitalized borrowing costs. The cost of purchased software, which constitutes an inseparable part of operating the related equipment, is recognized as part of the cost of said equipment.

Spare parts for facilities are valued at cost determined based on the moving average method, after recording a write-down in respect of obsolescence. The portion designated for current consumption is presented in the “inventories” category in the current assets section.

Where significant parts of an item of property, plant and equipment (including costs of major periodic inspections) have different life expectancies, they are treated as separate items (significant components) of the property, plant and equipment.

Changes in a commitment to dismantle and remove items and to restore their location, except for changes stemming from the passage of time, are added to or deducted from the cost of the asset in the period in which they occur. The amount deducted from the cost of the asset does not exceed its book value and any balance is recognized immediately in profit or loss. Gains and losses on disposal of a property, plant or equipment item are determined by comparing the proceeds from disposal with the carrying amount of the asset, and are recognized net in the income statement in the “other income” or “other expenses” category, as applicable.

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

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset, or other amount substituted for cost, less its residual value. Depreciation of an item of property, plant and equipment begins when it is available for use, that is, when it has reached the place and condition required in order that it can be used in the manner contemplated for it by Management.

Note 3 - Significant Accounting Policies (cont’d)

D.	Property, plant and equipment (cont’d)

Depreciation is recorded in the statement of income according to the straight-line method over the estimated useful life of each significant component of the property, plant and equipment items, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Owned land is not depreciated.

The estimated useful life for the current period and comparative periods is as follows:

In Years
Land development, roads and structures	15–30
Facilities, machinery and equipment (1)	8–25
Dams and ponds (2)	20–40
Heavy mechanical equipment, train cars and tanks	5–15
Office furniture and equipment, motor vehicles, computer equipment and other	3–10

(1) Mainly 25 years

(2) Mainly 40 years

The estimates regarding the depreciation method, examination of signs indicating a change in the useful lives and the residual value, are reviewed at least at the end of every reporting year and are adjusted, if appropriate. Once every five years, the Company makes an active examination of the useful lives of the main property, plant and equipment items and, if required, it updates the said useful lives and/or the residual value. Based on past experience, the Company has succeeded in maintaining the useful lives of part of property, plant and equipment items – this being as a result of investments therein and other current, ongoing maintenance thereof.

E.	Intangible Assets

1.	Goodwill

Goodwill recorded as a result of acquisition of subsidiaries is presented as part of intangible assets.

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

Note 3 - Significant Accounting Policies (cont’d)

E.	Intangible Assets (cont'd)

4.	Other intangible assets

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

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset less its residual value. Amortization is recorded in the statement of income according to the straight-line method from the date the assets are available for use, over the estimated useful economic life of the intangible assets, except for customer relationships and geological surveys, which are amortized according to the rate of consumption of the economic benefits expected from the asset on the basis of cash flow forecasts. Goodwill and intangible assets having an indefinite lifespan are not amortized on a systematic basis but, rather, are examined at least once a year for purposes of impairment in value.

Internally generated intangible assets are not systematically amortized as long as they are not available for use, i.e. they are not yet on site or in working condition for their intended use. Accordingly, these intangible assets, such as development costs, are tested for impairment at least once a year, until such date as they are available for use.

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

Note 3 - Significant Accounting Policies (cont’d)

E.	Intangible Assets (cont’d)

Amortization methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

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

Note 3 - Significant Accounting Policies (cont’d)

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

1. Non-derivative Financial assets

An impairment of a financial asset not carried at fair value through profit or loss, is examined when there is objective evidence that one or more events have occurred that may have had a negative impact on the estimate of the future cash flows from the asset that can be estimated reliably.

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

Note 3 - Significant Accounting Policies (cont’d)

I.	Impairment (cont’d)

1.	Non-derivative Financial assets (cont’d)

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

In every reporting period, an examination is made with respect to whether there are signs indicating impairment in value of the Group’s non-financial assets, other than inventories and deferred tax assets. If such signs exist, the estimated recoverable amount of the asset is calculated. The Group conducts an annual examination, on the same date, of the recoverable amount of goodwill and intangible assets with indefinite useful lives or those that are not available for use – or more frequently if there are indications of impairment.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

The recoverable amount of an asset or a cash- generating unit is the higher of its value in use or the net selling price (fair value less cost of disposal). When determining the value in use the Group discounts the anticipated future cash flows according to a discount rate that reflects the evaluations of the market's participants regarding the time value of money and the specific risks relating to the asset or to the cash- generating unit, in respect of which the future cash flows expected to derive from the asset or the cash- generating unit were not adjusted. The goodwill is not monitored for internal reporting purposes and, accordingly, it is allocated to the Company’s operating segments and not to the cash- generating units, the level of which is lower than the operating segment.

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

Impairment losses are recognized if the carrying amount of an asset or cash-producing unit in the books exceeds its estimated recoverable amount, and are recognized in profit or loss. Regarding an operating segment that includes goodwill, an impairment loss is recognized when the value of the operating segment in the books exceeds its recoverable value. Impairment losses recognized in respect of an operating segment are allocated first to reduce the carrying amount of any goodwill of this operating segment and then to reduce the carrying amounts in the books of the other assets of that segment on a proportionate basis.

Note 3 - Significant Accounting Policies (cont’d)

I.	Impairment (cont’d)

2.	Non-financial assets (cont’d)

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

Note 3 - Significant Accounting Policies (cont’d)

J.	Employee Benefits

The Group has several post-employment benefit plans. The plans are funded partly by deposits with insurance companies or funds managed by a trustee, and they are classified as defined contribution plans and as defined benefit plans.

1.	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts.

The Group’s obligation to make deposits in a defined contribution plan is recorded as an expense in the statement of income in the periods during which the employees provided the services. Contributions to a defined contribution plan, that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

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

The movement in the net liability in respect of a defined benefit plan that is recognized in every accounting period in the statement of income is comprised of the following:

(i)	Current service costs – the increase in the present value of the liability deriving from employees’ service in the current period.

(ii)	The net financing income (expenses) are calculated by multiplying the net defined benefit liability (asset) by the discount rate used for measuring the defined benefit liability, as determined at the beginning of the annual reporting period.

(iii)	Exchange rate differences;

(iv)	Past service costs and plan reduction – the change in the present value of the liability in the current period as a result of a change in post-employment benefits attributed to prior periods.

Note 3 - Significant Accounting Policies (cont’d)

J.	Employee Benefits (cont’d)

2.	Defined benefit plans (cont'd)

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

Early retirement pay is recognized as an expense and as a liability when the Group has clearly undertaken to pay it, without any reasonable chance of cancellation, in respect of termination of employees before they reach the customary age of retirement according to a formal, detailed plan. The benefits provided to employees upon voluntary retirement are charged when the Group proposes a plan to the employees encouraging voluntary retirement, it is expected that the proposal will be accepted and it is possible to reliably estimate the number of employees that will accept the proposal. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value. The discount rate is the yield at the reporting date on high-quality, index-linked corporate debentures, the denominated currency of which is the payment currency and that have maturity dates approximating the terms of the Group’s obligations.

5.	Short-term benefits

Obligations for short-term employee benefits are measured on a non-discounted basis, and the expense is recorded at the time the said service is provided or upon the actual absence of the employee when the benefit is not accumulated (such as maternity leave).

A provision for short-term employee benefits in respect of cash bonuses or profit-sharing plans is recognized for the amount expected to be paid, when the Group has a current legal or implied obligation to pay the said amount for services provided by the employee in the past and it is possible to reliably estimate the obligation.

Classification of employee benefits as a short-term employee benefit or a long-term employee benefit (for measurement purposes) is determined based on the Group's expectation with respect to full utilization of the benefits and not based on the date on which the employee is entitled to utilize the benefit.

Note 3 - Significant Accounting Policies (cont’d)

J.	Employee Benefits (cont’d)

6.	Share-based compensation

The fair value on the grant date of share-based compensation awards granted to employees is recognized as a salary expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The amount recognized as an expense in respect of share-based compensation awards that are conditional upon meeting vesting conditions that are service conditions and non-market performance conditions, is adjusted to reflect the number of awards that are expected to vest.

K.	Provisions

A provision is recognized when the Group has a present legal or implied obligation as the result of an event that occurred in the past, that can be reliably estimated and when it is expected that an outflow of economic benefits will be required in order to settle the obligation. The provisions are made by means of discounting of the future cash flows at a pre-tax interest rate reflecting the current market estimates of the time value of money and the risks specific to the liability, and without taking into account the Company’s credit risk. The book value of the provision is adjusted in every period in order to reflect the amount of time that has elapsed and is recognized as financing expenses. In rare cases where it is not possible to estimate the outcome of a potential liability, no provision is recorded in the financial statements.

The Group recognizes a reimbursement asset if, and only if, it is virtually certain that the reimbursement will be received if the Company settles the obligation. The amount recognized in respect of the reimbursement does not exceed the amount of the provision.

1.	Warranty

A provision for warranty is recognized when the products or services, in respect of which the warranty is provided, are sold. The provision is based on historical data and on a weighting of all possible outcomes according to their probability of occurrence.

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

Note 3 - Significant Accounting Policies (cont’d)

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

Transfers of risks and rewards vary depending on the individual terms of the contract of sale. For sales of products in Israel, transfer usually occurs when the product is received at the customer’s warehouse, but for some international shipments transfer occurs upon loading the goods onto the relevant carrier.

M.	Financing Income and Expenses

Financing income includes income from interest on amounts invested, gains from derivative financial instruments recognized in the statement of income, and gains from available-for-sale financial assets. Interest income is recognized as accrued, using the effective interest method.

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

In the statements of cash flows, interest received and interest paid, are presented as part of cash flows from operating activities. Dividends paid are presented as part of cash flows from financing activities.

Note 3 - Significant Accounting Policies (cont’d)

N.	Taxes on Income

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

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation.

Recognition of deferred taxes relates to temporary differences between the book values of the assets and liabilities for purposes of financial reporting and their value for tax purposes. The Company does not recognize deferred taxes for the following temporary differences: initial recognition of goodwill, initial recognition of assets and liabilities for transactions that do not constitute a business combination and do not impact the accounting income and the income for tax purposes, as well as differences deriving from investments in subsidiaries, investee companies and associated companies that are presented according to equity method, if it is not expected that they will reverse in the foreseeable future and if the Group controls the date the provision will reverse, whether via sale or distribution of a dividend. The deferred taxes are measured according to the tax rates expected to apply to the temporary differences at the time they are realized, on the basis of the law that was finally legislated or effectively legislated as at the date of the report. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle deferred tax liabilities and assets on a net basis or their deferred tax assets and liabilities will be realized simultaneously.

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

Note 3 - Significant Accounting Policies (cont’d)

N.	Taxes on Income (cont'd)

The Group could become liable for additional taxes in the case of distribution of intercompany dividends between the Group companies. These additional taxes are not included in the financial statements in light of the policy of the Group companies not to cause distribution of a dividend that involves additional taxes to the paying company in the foreseeable future. In cases where an investee company is expected to distribute a dividend involving additional tax, the Company records a reserve for taxes in respect of the said additional tax it is expected to incur due to distribution of the dividend. Additional income taxes that arise from the distribution of dividends by the Company are recognized in profit or loss at the same time that the liability to pay the related dividend is recognized.

Deferred taxes in respect of intra-company transactions in the consolidated financial statements are recorded according to the tax rate applicable to the buying company.

O.	Earnings per share

The Group presents basic and diluted earnings per share data for its ordinary share capital. The basic earnings per share are calculated by dividing the income or loss attributable to the holders of the Company’s ordinary shares by the weighted-average number of ordinary shares outstanding during the year, after adjustment in respect of treasury shares. The diluted earnings per share are determined by adjusting the income or loss attributable to the holders of the Company’s ordinary shares and the weighted-average number of ordinary shares outstanding after adjustment in respect of treasury shares and for the effect of restricted shares and options for shares granted to employees.

P.	Non-current assets and disposal groups held for sale

Non-current assets (or disposal groups composed of assets and liabilities) are classified as held for sale if it is highly probable that they will be recovered primarily through a sale transaction and not through continuing use. This applies also to when the Company is obligated to a sale plan that involves losing control over a subsidiary, whether or not the Company will retain any non-controlling interests in the subsidiary after the sale.

Immediately before classification as held for sale, the assets (or components of the disposal group) are remeasured in accordance with the Group’s accounting policies. Thereafter, the assets (or components of the disposal group) are measured at the lower of their carrying amount and fair value less costs to sell.

Any impairment loss on a disposal group is initially allocated to goodwill, and then to remaining assets on pro rata basis, except that no loss is allocated to assets that are not in the scope of the measurement requirements of IFRS 5 such as: inventories, financial assets, deferred tax assets and employee benefit assets, which continue to be measured in accordance with the Group’s accounting policies. Impairment losses recognized on initial classification as held for sale, and subsequent gains or losses on remeasurement, are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

In subsequent periods, depreciable assets classified as held for sale are not depreciated on a periodic basis.

Note 3 - Significant Accounting Policies (cont'd)

Q.	New Standards and Interpretations not yet Adopted

IFRS 15, Revenue from Contracts with Customers

IFRS 15 replaces the current guidance regarding recognition of revenues and contains a comprehensive framework for determining whether revenue should be recognized and when and at what amount. IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 and earlier application is permitted. The Company has examined the effects of applying IFRS 15, and in its opinion the effect on the financial statements will be immaterial. The Company has no plans to early adopt IFRS 15.

IFRS 9 (2014), Financial Instruments

The Standard replaces the current guidance in IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 (2014) includes revised guidance regarding the classification and measurement of financial instruments, a new ‘expected credit loss’ model for calculating impairment for most financial assets, and new guidance and requirements with respect to hedge accounting.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted. The Standard is to be applied retrospectively with some exemptions. The Company has examined the effects of applying IFRS 9 (2014), and in its opinion the effect on the financial statements will be immaterial. The Company has no plans to early adopt IFRS 9.

IFRS 16, Leases

The standard replaces International Accounting Standard 17 – Leases (IAS 17) and its related interpretations. The standard's instructions replace the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for all lessees apart of the exemption, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. Similarly, the standard determines new and expanded disclosure requirements from those required at present.

The standard will become effective for annual periods as of January 1, 2019, with the possibility of early adoption, so long as the company has also early adopted IFRS 15 – Revenue from contracts with customers. The standard includes a number of alternatives for the implementation of transitional provisions, so that companies can choose one of the following alternatives at the implementation date: full retrospective implementation or implementation (with the possibility of certain practical expedients) from the effective date while adjusting the balance of retained earnings at that date. The Company is examining the effects of IFRS 16 on the financial statements with no plans for early adoption.

R.	Indices and exchange rates

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

The fair value of inventories acquired in a business combination is determined as follows:

(1) Finished goods inventories – on the basis of the estimated selling price of the products in the ordinary course of business, less the estimated selling costs as well as a reasonable margin in respect of the efforts required for sale of the inventories.

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

Note 4 - Determination of Fair Values (cont'd)

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

For further information regarding the fair value hierarchy – see Note 23 regarding financial instruments.

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

The fair value of employee share options and share appreciation rights is measured using the Black and Scholes model or a binomial model, in accordance with the plan (see Note 21). The model’s assumptions include the share price on the measurement date, exercise price of the instrument, expected volatility (based on the weighted-average historic volatility), the weighted-average expected life of the instruments (based on historical experience and general option-holder behavior), expected dividends, and the risk-free interest rate (based on government debentures).

Note 5 - Operating Segments

A.	General

1.	Information on operating segments:

ICL is a global enterprise, which operates mainly in the fields of fertilizers and specialty chemicals. As part of the Company's efforts to improve its business management and processes, commencing May 1, 2016, the Company operates via two segments: the Essential Minerals segment and the Specialty Solutions segment, which constitute the Company’s strategic business divisions. The comparative data has been restated in order to reflect the change in the structure of the reportable segments, as stated above.

Subsequent to the date of the report, following recent management decision regarding the Company structure, ICL Specialty Fertilizers business line will be a part of the Essential Minerals segment, starting from January 2017.

Essential Minerals Segment – This segment includes the ICL Potash & Magnesium, and ICL Phosphate business lines. The segment focuses on efficiency, process innovation and operational excellence in order to improve the competitive position of its assets.

ICL Potash & Magnesium – ICL Potash & Magnesium extracts potash from the Dead Sea and mines and produces potash and salt from subterranean mines in Spain and the UK. ICL Potash & Magnesium processes the potash into its types and markets it globally and also carries on other intercompany operations not solely related to the potash activities. The magnesium business markets and sells pure magnesium and magnesium alloys. It also produces dry carnallite and related by-products, including chlorine and sylvinite.

ICL Phosphate – ICL Phosphate mines and processes phosphate rock from open pit mines – three of which are located in the Negev Desert in Israel while the fourth is situated in the Yunnan province in China. In addition, ICL Phosphate produces sulfuric acid, agricultural phosphoric acid and phosphate fertilizers in its facilities in Israel, China and Europe. Furthermore, ICL Phosphate manufactures phosphate-based food additives for livestock in Turkey. ICL Phosphate markets its products worldwide, mainly in Europe, Brazil, India and China.

Specialty Solutions Segment – This segment includes four business lines: ICL Industrial Products, ICL Specialty Fertilizers, ICL Advanced Additives and ICL Food Specialties. The segment concentrates on achieving growth through a highly-tailored customer focus, as well as product innovation and commercial excellence.

ICL Industrial Products – ICL Industrial Products produces bromine out of a solution that is created as a by-product of the potash production process in Sodom, Israel, as well as bromine-based compounds. ICL Industrial Products uses most of the bromine it produces for self-production of bromine compounds at production sites in Israel, the Netherlands and China. In addition, ICL Industrial Products is engaged in the production and marketing of phosphorous flame retardants and additional phosphorus-based products.

Note 5 - Operating Segments (cont’d)

A.	General (cont’d)

1.	Information on operating segments: (cont'd)

ICL Specialty Fertilizers – ICL Specialty Fertilizers produces specialty fertilizers in the Netherlands and Belgium (e.g., water soluble), liquid fertilizers and soluble fertilizers in Israel and Spain and controlled-release fertilizers in the Netherlands and in the United States. ICL Specialty Fertilizers markets its products worldwide, mainly in Europe, North America and Israel.

ICL Advanced Additives – ICL Advanced Additives business line primarily develops, produces, markets and sells a broad range of acids, specialty phosphates and specialty minerals for various applications in a large number of industries, including metal and water treatment, paints and coatings, forest fire retardants, cleaning materials, oral hygiene, carbonated drinks, asphalt modification, de-icing, nutrition, pharma, specialty steel, fuel additives and rubber. The diverse products and market base supports and is consistent with the Company’s strategy of increasing production of downstream products with higher added value. This business line purifies some of the agricultural phosphoric acid manufactured by ICL Phosphate and also manufactures thermal phosphoric acid. The purified phosphoric acid and the thermal phosphoric acid are used to manufacture downstream products with high added value – phosphate salts and acids – which are used in the various industries mentioned above. The product line of ICL’s Advanced Additives business line is further comprised of processed potassium, calcium and magnesium products used in the pharma, specialty steel, oil drilling, and oil additives industries, along with de-icing and other applications.

ICL Food Specialties – ICL Food Specialties is a leader in developing and producing functional food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, fish, dairy, beverage and baked-goods markets. In addition, the business line produces milk and whey proteins for the food ingredients industry and provides blended, integrated solutions based on dairy proteins and phosphate additives. The business line operates primary production locations in Germany and Austria, which mainly process phosphates, milk and spices and runs several local blending facilities in Germany, the UK, the United States, Brazil, China and Australia, enabling the production of "customer specific" solutions that meet the requirements of the local market.

2.	Segment capital investments

The capital investments made by the segments, for each of the reporting periods, include mainly property, plant and equipment and intangible assets acquired in the ordinary course of business and as part of business combinations.

3.	Inter-segment transfers and unallocated income (expenses)

Segment revenues, expenses and results include inter-segment transfers, which are priced based on transaction prices in the ordinary course of business. These transfers are eliminated as part of consolidation of the financial statements. The segment income is measured based on the operating income, without certain expenses that are not allocated to the operating segments, including, general and administrative expenses, as it is included in reports that are regularly reviewed by the chief operating decision maker.

Note 5 - Operating Segments (cont’d)

B.	Operating segment data

	Specialty Solutions Segment	Essential Minerals Segment	Other activities	Eliminations	Consolidated
	$ millions
For the year ended December 31, 2016

Sales to external parties	3,125	2,179	59	-	5,363
Inter-segment sales	23	258	-	(281)	-
Total sales	3,148	2,437	59	(281)	5,363

Operating income attributed to segments	589	343	5		937
General and administrative expenses					(321)
Other unallocated expenses and intercompany eliminations					(619)
Operating loss					(3)

Financing expenses, net					(132)
Share in earnings of equity-accounted investee					18
Loss before taxes on income					(117)

Capital expenditures	102	490	1		593
Capital expenditures not allocated					59
Total capital expenditures					652

Depreciation and amortization	123	275	3		401
Depreciation and amortization not allocated					5
Total depreciation and amortization					406

Note 5 - Operating Segments (cont'd)

B.	Operating segment data (cont'd)

	Specialty Solutions Segment	Essential Minerals Segment	Other activities	Eliminations	Consolidated
	$ millions
For the year ended December 31, 2015

Sales to external parties	2,975	2,248	182	-	5,405
Inter-segment sales	22	252	3	(277)	-
Total sales	2,997	2,500	185	(277)	5,405

Operating income attributed to segments	514	821	16		1,351
General and administrative expenses					(350)
Other unallocated expenses and intercompany eliminations					(236)
Operating income					765

Financing expenses, net					(108)
Share in earnings of equity-accounted investee					11
Income before taxes on income					668

Capital expenditures	141	427	2		570
Capital expenditures as part of business combination	160	430	-		590
Capital expenditures not allocated					110
Total capital expenditures					1,270

Depreciation and amortization	166	226	37		429
Depreciation and amortization not allocated					1
Total depreciation and amortization					430

Note 5 - Operating Segments (cont’d)

B.	Operating segment data (cont'd)

	Specialty Solutions Segment	Essential Minerals Segment	Other activities	Eliminations	Consolidated
	$ millions
For the year ended December 31, 2014

Sales to external parties	3,064	2,514	533	-	6,111
Inter-segment sales	22	259	8	(289)	-
Total sales	3,086	2,773	541	(289)	6,111

Operating income attributed to segments	505	720	62		1,287
General and administrative expenses					(306)
Other unallocated expenses and intercompany eliminations					(223)
Operating income					758

Financing expenses, net					(157)
Share in earnings of equity-accounted investee					31
Income before taxes on income					632

Capital expenditures	157	593	15		765
Capital expenditures as part of business combination	164	-	-		164
Unallocated capital expenditures					29
Total capital expenditures					958

Depreciation and Amortization	149	209	68		426
Unallocated depreciation and amortization					1
Total depreciation and amortization					427

Note 5 - Operating Segments (cont'd)

C.	Information based on geographical location

Following is data regarding the distribution of the Group sales by geographical location of the customer:

	2016		2015		2014
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
USA	1,070	20	1,176	22	1,299	21
China	669	13	550	10	525	9
Brazil	521	10	506	9	516	8
Germany	392	7	421	8	531	9
United Kingdom	306	6	303	6	335	5
Spain	258	5	285	5	342	6
Israel	237	4	240	4	284	5
France	226	4	295	6	364	6
India	199	4	206	4	272	4
Australia	187	3	112	2	83	1
All other	1,298	24	1,311	24	1,560	26
Total	5,363	100	5,405	100	6,111	100

Following is data regarding the distribution of the Group's sales by geographical location of the assets:

	For the year ended December 31
	2016	2015	2014
	$ millions	$ millions	$ millions
Israel	2,470	2,427	2,958
Europe	2,124	2,296	2,692
North America	1,045	1,148	1,107
Others	774	503	407
	6,413	6,374	7,164
Intercompany transactions	(1,050)	(969)	(1,053)
Total	5,363	5,405	6,111

Note 5 - Operating Segments (cont'd)

C.	Information based on geographical location (cont'd)

Following is data regarding the operating income (loss) by geographical location of the assets from which it was produced:

	For the year ended December 31
	2016	2015	2014
	$ millions	$ millions	$ millions
Israel	304	386	501
North America	83	89	71
Europe	(117)	254	132
Others	(244)	44	65
Eliminations	(29)	(8)	(11)
Total	(3)	765	758

Following is data regarding the non-current assets by geographical location of the assets (*)

	For the year ended December 31
	2016	2015
	$ millions	$ millions
Israel	3,351	3,376
Europe	1,127	1,192
Asia	472	534
North America	382	422
Other	148	275
Eliminations	10	10
Total	5,490	5,809

(*)	Consist mainly from Investments in equity-accounted investees, Rights over leases, Non-current inventories, Property, plant and equipment and Intangible assets.

D.	Segment Sales by Business lines

	2016		2015			2014
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Specialty Solutions Segment
Advanced Additives	966	18	945	17	881	14
Industrial Products	953	18	871	16	1,025	17
Specialty Fertilizers	661	12	680	13	754	12
Food Specialties	659	12	613	11	526	9
	3,239	60	3,109	57	3,186	52
Essential Minerals Segment
Potash & Magnesium	1,338	25	1,515	28	1,902	31
Phosphate	1,163	22	1,064	20	963	16
	2,501	47	2,579	48	2,865	47
All other and setoffs	(377)	(7)	(283)	(5)	60	1
Total	5,363	100	5,405	100	6,111	100

Note 5 - Operating Segments (cont'd)

E.	Information on operating income by Business lines

In light of the above-mentioned structural change process implemented during 2016, which led to a new presentation format with respect to ICL’s operating segments, set forth below is additional information regarding the operating income attributable to the segments by business line:

	2016	2015	2014
	$ millions	$ millions	$ millions
Potash & Magnesium	282	637	601
Phosphate	60	187	118
Specialty Fertilizers	55	63	83
Advanced Additives	194	188	179
Food Specialties	84	72	82
Industrial Products	255	191	161
Other activities and setoff	7	13	63
Consolidated (business lines)	937	1,351	1,287

Note 6 - Short-Term Investments and Deposits

	As at December 31
	2016	2015
	$ millions	$ millions
Trading securities	10	26
Deposits in banks and financial institutions and short-term loans	18	60
Current maturities of long-term deposits	1	1
	29	87

Note 7 – Inventories

	As at December 31
	2016	2015
	$ millions	$ millions
Finished products	773	824
Work in progress	267	299
Raw materials and supplies	194	235
Spare parts and maintenance supplies	129	128
	1,363	1,486
Less – non-current inventories (presented in non-current assets)	96	122
	1,267	1,364

Note 8 - Other Receivables

	As at December 31
	2016	2015
	$ millions	$ millions
Current tax assets	66	45
Prepaid expenses	25	31
Government institutions	39	65
Advances to suppliers	15	17
Reimbursement asset	6	32
Assets held for sale	-	39
Other	71	62
	222	291

Note 9 - Investments in Subsidiaries and Investee Companies

A.	Acquisition of subsidiaries

Establishment of joint venture ("YPH JV")

In October 2015, the Company completed establishment of the joint venture 50%/50% (“YPH JV”) with YTH. The joint venture is controlled by ICL and has a full backward integrated phosphate business with a phosphate rock mine and other downstream operation. The net consideration in respect of the joint venture is about $163 million.

The Company’s financial statements as at December 31, 2015 included provisional amounts in respect of YPH JV’s PPA. In October 2016, upon completion of YPH JV’s PPA, the Company obtained further clarifications relating to the quality of the out-door phosphate pile. As a result, the inventory value was retrospectively adjusted in the amount of $24 million against goodwill and non-controlling interests. The values of Inventory, goodwill and non-controlling interest, after the adjustment, are $147 million, $56 million and $130 million, respectively.

In January 2016, the Company completed its investment in 15% of the share capital of YTH, in exchange for a payment of about $250 million, based on the agreed share price of CNY 8.24, which was determined on December 2014. The share price on the closing date was CNY 9.10. The newly issued shares are subject to a three-year lock-up period as required by Chinese law. The investment is classified as an “available for sale financial asset”, and is measured at fair value, which includes a discount rate in light of the said lock-up period. In subsequent periods, updates of the fair value of the investment, other than impairment losses, will be recorded in other comprehensive income and presented in a capital reserve for financial assets “available-for-sale”.

Measurement of the fair value of the discount rate in respect of the lock-up period was calculated by use of the Finnerty 2012 Model and was 15.7% as at January 31, 2016. In accordance with the Model, the discount rate was measured based on an estimate of the period in which the restriction on marketability applies and a standard deviation of the yield on an YTH share in this period. The impact stemming from a possible and reasonable change in these data items, which are not observed, is not material. As at December 31, 2016, the total net impact on the other comprehensive income amounted to $12 million.

Note 9 - Investments in Subsidiaries and Investee Companies (cont'd)

B.	Movement during the year in investments in equity-accounted investees

$ millions
Balance as at January 1, 2016	159
Changes during the year:
Share in earnings	18
Dividends received	(12)
Increased Investment	4
Capital reserves	(15)
Translation differences	(1)
Balance as at December 31, 2016	153

C.	Condensed data with respect to equity-accounted investees

Set forth below is condensed financial data with respect to equity-accounted investees which are individually insignificant without adjustments for the ownership rates held by the Group.

	As at December 31
	2016	2015
	$ millions	$ millions
Current assets	260	301
Non-Current assets	568	565
Total assets	828	866
Current liabilities	131	141
Non-current liabilities	406	411
Total liabilities	537	552
Revenues	315	312
Expenses	279	303
Profit	36	9

Note 9 - Investments in Subsidiaries and Investee Companies (cont'd)

D.	Non-controlling interests in subsidiaries

The following table presents information with respect to non-controlling interests in a Group subsidiary, YPH JV, in the rate of 50%. The information includes fair value adjustments that were made on the acquisition date, other than goodwill.

2016
$ millions
Current assets	227
Intangibles assets	64
Other non current assets	314
Current liabilities	268
Long term liabilities	197
Equity	140

sales	377
Operations Loss	78
Depreciation and amortization	34
Operations loss before depreciation and amortization	44

Net loss	104
Comprehensive loss	126

Due to YPH JV’s current operating losses, the Company has taken a number of actions, including execution of an efficiency plan, as part of which 270 YPH JV’s employees were entered to an early retirement in 2016. The Company believes that the above-mentioned steps are capable of bringing YPH JV to an operating profit. Should these actions not succeed, the Company may reconsider its course of action.

Note 10 – Other non-current assets

	As at December 31
	2016	2015
	$ millions	$ millions
Lease rights	107	122
Non-current inventories	96	122
Surplus in defined benefit plan	78	89
Other	11	4
	292	337

Note 11 - Property, Plant and Equipment

	Land, land development, roads and buildings	Installations, machinery and equipment	Dikes and evaporating ponds	Heavy mechanical equipment, railroad cars and tanks	Furniture, office equipment, vehicles, equipment and other	Plants under construction and spare parts for installations (1)	Total
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Cost
Balance as at January 1, 2016	760	5,038	1,634	157	235	976	8,800
Additions	24	488	89	2	19	(83)	539
Disposals	(4)	(49)	-	(10)	(10)	-	(73)
Translation differences	(17)	(72)	(8)	-	(2)	(14)	(113)
Reclassification from assets held for sale	-	3	-	-	2	-	5
Balance as at December 31, 2016	763	5,408	1,715	149	244	879	9,158
Accumulated depreciation
Balance as at January 1, 2016	396	3,085	848	84	175	-	4,588
Additions	22	218	102	8	15	-	365
Disposals	(2)	(41)	-	(9)	(8)	-	(60)
Impairment	-	5	-	-	-	-	5
Translation differences	(7)	(35)	(6)	-	(1)	-	(49)
Balance as at December 31, 2016	409	3,232	944	83	181	-	4,849
Depreciated balance as at December 31, 2016	354	2,176	771	66	63	879	4,309

(1)	The additions for the year are presented net of items the construction of which were completed and accordingly were recorded in other categories in the “property, plant and equipment” section.

Note 11 - Property, Plant and Equipment (cont’d)

	Land, land development, roads and buildings	Installations, machinery and equipment	Dikes and evaporating ponds	Heavy mechanical equipment, railroad cars and tanks	Furniture, office equipment, vehicles, equipment and other	Plants under construction and spare parts for installations (1)	Total
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Cost
Balance as at January 1, 2015	715	4,915	1,528	157	240	903	8,458
Additions	45	258	140	8	18	74	543
Additions in respect of business combinations	55	150	6	-	6	24	241
Disposals	(2)	(70)	(16)	(7)	(5)	-	(100)
Translation differences	(33)	(103)	(24)	(1)	(5)	(25)	(191)
Classification to assets held for sale	(20)	(112)	-	-	(19)	-	(151)

Balance as at December 31, 2015	760	5,038	1,634	157	235	976	8,800

Accumulated depreciation
Balance as at January 1, 2015	365	3,104	791	83	188	-	4,531
Additions	30	180	90	8	11	-	319
Disposals	(2)	(55)	(16)	(6)	(5)	-	(84)
Impairment	37	38	-	-	-	-	75
Translation differences	(14)	(77)	(17)	(1)	(2)	-	(111)
Classification to assets held for sale	(20)	(105)	-	-	(17)	-	(142)

Balance as at December 31, 2015	396	3,085	848	84	175	-	4,588

Depreciated balance as at December 31, 2015	364	1,953	786	73	60	976	4,212

(1)	The additions for the year are presented net of items the construction of which were completed and accordingly were recorded in other categories in the “property, plant and equipment” section.

Note 12 - Intangible Assets

A.	Composition

	Intangible assets acquired					Intangible assets internally developed		Computer application	Others	Total
	Goodwill	Concessions and mining rights	Trademarks	Technology / patents	Customer relationships	Exploration and evaluation assets	Development costs
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Cost
Balance as at January 1, 2016	370	262	86	82	212	143	6	255	72	1,488
Additions	-	1	1	1	6	19	-	59	-	87
Additions in respect of business combinations from prior year	26	-	-	-	-	-	-	-	-	26
Disposals	-	(52)	-	-	-	(126)	-	(249)	-	(427)
Translation differences	2	(6)	(1)	(3)	(5)	(1)	-	(3)	(2)	(19)
Reclassification from assets held for sale	-	-	-	-	1	-	-	3	-	4

Balance as at December 31, 2016	398	205	86	80	214	35	6	65	70	1,159

Amortization and impairment losses
Balance as at January 1, 2016	21	52	16	30	77	7	5	55	40	303
Amortization for the year	-	5	3	5	13	2	-	3	5	36
Disposals	-	-	-	-	-	-	-	(2)	-	(2)
Translation differences	-	-	-	(1)	(2)	-	-	(1)	-	(4)
Reclassification from assets held for sale	-	-	-	-	-	-	-	2	-	2

Balance as at December 31, 2016	21	57	19	34	88	9	5	57	45	335

Amortized Balance as at December 31 ,2016	377	148	67	46	126	26	1	8	25	824

Note 12 - Intangible Assets (cont'd)

A.	Composition (cont’d)

	Intangible assets acquired					Intangible assets internally developed		Computer application	Others	Total
	Goodwill	Concessions and mining rights	Trademarks	Technology / patents	Customer relationships	Exploration and evaluation assets	Development costs
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Cost
Balance as at January 1, 2015	327	154	89	70	196	25	7	155	64	1,087
Additions	-	-	-	4	-	20	-	107	6	137
Additions in respect of business combinations	90	116	4	15	24	97	-	-	3	349
Translation differences	(47)	(8)	(7)	(7)	(8)	1	(1)	(3)	(1)	(81)
Classification from assets held for sale	-	-	-	-	-	-	-	(4)	-	(4)

Balance as at December 31, 2015	370	262	86	82	212	143	6	255	72	1,488

Amortization and impairment losses
Balance as at January 1, 2015	24	48	14	27	67	6	6	58	34	284
Amortization for the year	-	4	4	5	12	1	-	4	6	36
Translation differences	(3)	-	(2)	(2)	(2)	-	(1)	(3)	-	(13)
Classification from assets held for sale	-	-	-	-	-	-	-	(4)	-	(4)

Balance as at December 31, 2015	21	52	16	30	77	7	5	55	40	303

Amortized Balance as at December 31 ,2015	349	210	70	52	135	136	1	200	32	1,185

Note 12 - Intangible Assets (cont'd)

B.	Total book value of intangible assets having defined useful lives and those having indefinite useful lives are as follows:

	As at December 31
	2016	2015
	$ millions	$ millions
Intangible assets having a defined useful life	415	803
Intangible assets having an indefinite useful life.	409	382
	824	1,185

Note 13 - Impairment Testing

A.	Impairment testing for intangible assets with an indefinite useful life

Goodwill

The goodwill is not monitored for internal reporting purposes and, accordingly, it is allocated to the Company’s operating segments and not to the cash-producing units, the level of which is lower than the operating segment. In light of the structural and administrative changes, during 2016 the Company commenced operating in two reportable segments – “Essential Minerals” and “Specialty Solutions”. Accordingly, the goodwill has been allocated to the new operating segments. The comparative data has been restated in order to reflect the structural change, as stated above.

Other intangible assets with an indefinite useful life (trademarks)

For the purpose of impairment testing, other intangible assets with an indefinite useful life were allocated to the cash-generating units which represent the lowest level within the Company.

Note 13 - Impairment Testing (cont’d)

A.	Impairment testing for intangible assets with an indefinite useful life (cont’d)

The carrying amounts of intangible assets with an indefinite useful life are as follows:

	As at December 31
	2016	2015
	$ millions	$ millions
Goodwill
Specialty Solutions segment	279	279
Essential Minerals segment	98	70
	377	349

Trademarks
Industrial Products, United States	13	13
Advanced Additives, United States	9	9
Food, United States	5	5
Industrial Products, Europe	5	6
	32	33
	409	382

Further to that stated above in connection with the structural and management change that took place in 2016, along with the manner of analyzing impairment of the value goodwill, the after-tax discount rate used in calculation of the recoverable amount of the operating segments is 7% (real) - 9% (nominal). The long-term growth rate is between 0% and 2%, in accordance with the various industries and markets in which the Company’s activity segments are engaged.

The recoverable amount of the operating segments was determined based on their value in use, which is an internal valuation of the discounted future cash flows that will be generated from the continuing operation of the operating segments. As a result of the examinations made, it was determined that the carrying amount of the operating segments is lower than their recoverable amount and, accordingly, no impairment loss was recognized.

B.	Impairment losses

1.	In August 2016, the Ethiopian Tax Authority decided to reject the appeal filed by the subsidiary Allana Afar (hereinafter – “Allana”) regarding the tax assessment from June 2016, in the amount of $55 million. Allana contends the tax assessment is illegal and unjustified, and therefore declined to pay it, an action that triggers imposition of sanctions according to Ethiopian law, including, foreclosure of property and revocation of the mining concession. In light of that stated above and in view of the Ethiopian government’s failure to provide the necessary infrastructures and regulatory framework for the project, in October 2016, the Company’s Board of Directors instructed Management to take all necessary actions towards termination of the project. As a result, in the financial statements for 2016, the Company made a re-evaluation of the value of the assets and liabilities in Allana’s books, which resulted in the recording of a write-down, in the amount of $156 million (including $36 million deferred tax liabilities), an increase in the tax provision, in the amount of $32 million, and a provision for the estimated shutdown costs, in the amount of $10 million. The total impact on the Company’s net income is $198 million.

Note 13 - Impairment Testing (cont’d)

B.	Impairment losses (cont’d)

2.	In September 2016, the Company’s Board of Directors decided to discontinue the Harmonization Project for developing and establishing a central global ERP system. The Board’s decision was made primarily in light of substantial risks relating to the readiness of the Project’s system and its future cost. Recently, management identified substantial risks relating to the suitability, complexity and readiness of the system which significantly impacted the Project’s budget and timeline. In light of that stated above, the Company examined the Project’s total costs and as a result, in the financial statements for 2016, the Company recorded a write-down in the amount of $249 million, and a provision for the estimated shutdown costs, in the amount of $33 million, which were recorded in the “other expenses” category in the statement of income. The total impact on the Company’s after-tax income is $239 million.

Note 14 - Derivative Instruments

	As at December 31, 2016		As at December 31, 2015
	Assets	Liabilities	Assets	Liabilities
	$ millions		$ millions

Included in current assets and liabilities:
Foreign currency and interest derivative instruments	8	(3)	9	(7)
Derivative instruments on energy and marine transport	4	-	-	(10)

	12	(3)	9	(17)

Included in non-current assets and liabilities:
Foreign currency and interest derivative instruments	3	(5)	-	(13)

Note 15 - Credit from Banks and Others

A.	Composition

	As at December 31
	2016	2015
	$ millions	$ millions
Short-term credit

From financial institutions	572	443
Other liabilities	-	217
	572	660
Current maturities
Long term loans from financial institutions	16	13

Total Short Term Credit	588	673

Long- term debt and debentures
Loans from financial institutions	1,254	1,748
Other loans	87	5
	1,341	1,753
Less – current maturities	16	13
	1,325	1,740

Marketable debentures	1,196	790
Non-marketable debentures	275	275

Total Long- term debt and debentures	2,796	2,805

*	For additional information, see Note 23 Financial Instruments and Risk Management.

Note 15 - Credit from Banks and Others (cont’d)

B.	Maturity periods

The credit and the loans from banks and others, including debentures (net of current maturities), mature in the years after the date of the report, as follows:

	As at December 31
	2016	2015
	$ millions	$ millions

Second year	16	13
Third year	323	13
Fourth year	27	235
Fifth year	1,046	1,347
Sixth year and thereafter	1,384	1,197
	2,796	2,805

(*)	For additional information, see Note 15E below.

C.	Restrictions on the Group relating to the receipt of credit

As part of the loan agreements the Group has signed, various restrictions were set including financial covenants, a cross-default mechanism and a negative pledge.

Set forth below is information regarding the financial covenants applicable to the Company as part of the loan agreements and the compliance therewith:

	Financial Ratio Required under the Agreement	Financial Ratio December 31,	Financial Ratio December 31,
Financial Covenants (1)		2016	2015

Equity	Equity greater than 2,000	2,574	3,028
	million dollars	million dollars	million dollars

The ratio of the EBITDA to the net interest expenses	Equal to or greater than 3.5	9.55	20.31

Ratio of the net financial debt to EBITDA	Less than 3.5	2.79	2.16

Ratio of the financial liabilities of the subsidiaries to the total assets of the consolidated company	Less than 10%	2.92%	3.75%

(1)	Examination of compliance with the above-mentioned financial covenants is made as required based on the data in the Company's consolidated financial statements.

Note 15 - Credit from Banks and Others (cont'd)

D.	Sale of receivables under securitization transaction

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

Those agreements replace the prior securitization agreements, in the amount of $350 million, which came to an end in July 2015. The main structure of the new securitization agreement is the same as the prior securitization agreement. The Company's policy is to utilize the securitization limit based on its cash-flow needs, alternative financing sources and market conditions. The new securitization agreement will expire in July 2020. In the agreement, ICL undertook to comply with a financial covenant whereby the ratio of net debt to EBITDA will not exceed 4.75. If ICL does not comply with the said ratio, the Acquiring Company is allowed to discontinue acquiring new trade receivables (without affecting the existing acquisitions). As at the reporting date, ICL is in compliance with the aforementioned financial covenant.

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

In addition, as part of the agreements a number of conditions were set in connection with the quality of the customer portfolios, which give the Lending Banks the option to end the undertaking or determine that some of the Subsidiaries, the customer portfolios of which do not meet the conditions provided, will no longer be included in the securitization agreements.

Note 15 - Credit from Banks and Others (cont'd)

D.	Sale of receivables under securitization transaction (cont’d)

The securitization of trade receivables does not meet the conditions for derecognition of financial assets prescribed in International Standard IAS 39, regarding Financial Instruments – Recognition and Measurement, since the Group did not transfer all of the risks and rewards deriving from the trade receivables. Therefore, the receipts received from the Acquiring Company are presented as a financial liability as part of the short-term credit. As of December 31, 2016, utilization of the securitization facility and trade receivables within this framework amounted to approximately $331 million (as at December 31, 2015, approximately $285 million).

Once the Company transferred its trade receivables, it no longer has the right to sell them to another party. In the case of a credit default, the Company bears 30% of the overall secured trade receivable balance.

The value of the transferred assets (which is approximately their fair value), fair value of the associated liabilities and net position are as follows:

	Year ended December 31,
	2016	2015	2014
	$ millions	$ millions	$ millions
Value of the transferred assets	331	285	290
Fair value of the associated liabilities	331	285	290
Net position *	-	-	-

*	Less than $1 million.

Note 15 - Credit from Banks and Others (cont'd)

E.	Information on material loans and debentures:

Instrument Type	Loan date	Original Principal (millions)	Currency	Carrying amount 31 December, 2016 $ millions	Interest rate	Principal Repayment date	Additional information
Loan-European Bank	December 2010	100	Euro	-	1.105%	December 2015	Repaid
Loan-Israeli institutions	November 2013	600	NIS	144	4.94%	2015-2024 (annual repayment)
Debentures-Series D	December 2014	800	USD	791	4.5% (Effective rate 4.59%)	December 2024	(1)
Loan from a European Bank	December 2015	129	USD	129	Libor+1.4%	December 2019
Debentures-Series E	April 2016	1,569	NIS	405	2.45% (Effective rate 2.61%)	2021- 2024 (annual repayment)	(2)
Debenture (Privet issuance in USA)	March 2005	125	USD	-	5.72%	March 2015	Repaid
Debentures (private offering) – 3 series	January 2014	84	USD	84	4.55%	January 2021
		145		145	5.16%	January 2024
		46		46	5.31%	January 2026
Loan-international institutions	July 2014	35	USD	45	Libor+1.55%	2019-2024
		10			3.34%
		30	Euro	60	Euribor+1.4%-1.7%
		27			2.1%-3.75%
YPH JV’s loans	October 2014	600	CNY	86	5.23%	During 2019
YPH JV’s bank loans	October 2014	700	CNY	101	4.35%-4.57%	During 2017
Loan-European Bank	December 2014	161	BRL	45	CDI+1.35%	2015-2021 (2 yearly payments)
Loan-Asian bank	April 2016	400	CNY	58	CNH Hibor + 0.5%	April 2017

Note 15 - Credit from Banks and Others (cont'd)

E.	Information on material loans and debentures: (cont’d)

Additional Information:

(1)	Debentures series D

Private issuance of debentures pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended, to institutional investors in the U.S., Europe, and Israel. The notes are registered for trade in the TACT Institutional; by the Tel-Aviv Stock Exchange Ltd. The notes have been rated BBB (stable). In March 2016, the rating company “Fitch Rating Ltd.” updated the rating outlook of the Company’s credit, together with the rating of the debentures, from stable to negative. In October 2016, the rating company “Standard & Poor’s” updated the Company’s credit rating, together with the rating of the debentures, from a rating of BBB to a rating of BBB-, with a stable rating outlook.

(2)	Debentures-Series E

The debentures were listed for trading on the Tel-Aviv Stock Exchange. The Debentures are unsecured and contain standard terms and conditions and events of default, as well as a mechanism to raise the interest rate in the event of a decrease in the rating of the Debentures (the interest rate will be increased by 0.25% per decrease in the rating by one rating level, starting at a rating of (ilA) and reaching a maximum cumulative interest rate increase of 1% upon reaching a rating of (ilBBB)), a negative pledge undertaking and financial covenants ((1) minimum equity of not less than $1.55 billion; and (2) net debt to EBITDA ratio of not more than 1:5.5). On November 8, 2016, the rating agency Standard & Poor's Maalot ratified the Company’s rating of 'ilAA'. The rating outlook is stable.

Note 15 - Credit from Banks and Others (cont'd)

F.	Credit facilities:

Issuer	European bank	Group of eleven international banks	American bank	European Bank
Date of the credit facility	March 2014	March 2015	March 2016	December 2016
Date of credit facility termination	March 2020	March 2021	March 2021	June 2023
The amount of the credit facility	USD 35 million, Euro 100 million	USD 1,705 million	USD 150 million	USD 136 million
Credit facility has been utilized	-	USD 750 million Euro 83 million	-	-
Interest rate	Libor/Euribor plus margin 0.9%-1.4%	Up to 33% use of the credit: Libor/Euribor + 0.7%. From 33% to 66% use of the credit: Libor/Euribor + 0.8% 66% or more use of the credit: Libor/Euribor + 0.95%	Up to 33% use of the credit: Libor + 0.65%. From 33% to 66% use of the credit: Libor + 0.75% 66% or more use of the credit: Libor + 0.95%	Libor +0.75%
Loan Type	USD loans and Euro loans	USD loans and Euro loans	USD loans	USD loans
Pledges and restrictions	Financial covenants - see Section C, a cross-default mechanism and a negative pledge.	Financial covenants - see Section C, a cross-default mechanism and a negative pledge.	Financial covenants - see Section C, a cross-default mechanism and a negative pledge.	Financial covenants - see Section C and a negative pledge.
Non-utilization fee	0.32%	0.21%	0.19%	0.30%

Note 15 - Credit from Banks and Others (cont'd)

G.	Pledges and Restrictions Placed in Respect of Liabilities

1)	The Group has undertaken various obligations in respect of loans and credit received from non-Israeli banks, including a negative pledge whereby the Group, committed, among other things, in favor of the lenders, to limit guarantees and indemnities to third parties (other than the guarantees in respect to subsidiaries) up to an agreed amount for $550 million. The Group has also undertaken to grant loans only to subsidiaries and to associated companies in which it holds at least 25% of the voting rights – not more than stipulated by the agreement with the banks. ICL has further committed not to grant any credit, other than in the ordinary course of business, and not to register any charges, including rights of lien, except those defined in the agreement as “liens permitted to be registered” on its existing and future assets and income. For details with regards to the covenants in respect of these loans, see Note 15.c. above.

2)	As at December 31, 2016, the total guarantees of the Company are $77 million, including $51 million to an associated Company.

Note 16 – Other Current Liabilities

	As at December 31
	2016	2015
	$ millions	$ millions

Employees	210	219
Governmental (mainly in respect of royalties) (1)	117	77
Accured expenses	72	99
Proposed Dividend	60	-
Current tax liabilities	57	62
Others	192	158

	708	615

(1)	See Note 20.

Note 17 - Taxes on Income

A.	Taxation of companies in Israel

1.	Measurement of results for tax purposes under the Income Tax Law (Adjustments for Inflation), 1985

The Income Tax Law (Adjustments for Inflation) – 1985 (hereinafter – the Law), which is effective as from the 1985 tax year, introduced the concept of measurement of results for tax purposes on a real (net of inflation) basis. On February 26, 2008, the Knesset enacted the Income Tax Law (Adjustments for Inflation) (Amendment No. 20) (Restriction of Commencement Period), 2008, whereby the effective period of the Inflationary Adjustments Law ceased at the end of the 2007 tax year and the depreciation of property, plant and equipment, is adjusted up to the end of the 2007 tax year, and from this time forward their linkage will be discontinued.

The Income Tax Regulations – Adjustments for Inflation (Rates of Depreciation), 1986, which allow depreciation at rates different than those in Section 21 of the Income Tax Ordinance, apply even after the Law is no longer in effect, and therefore the Company continues to claim accelerated depreciation, in certain situations, on the basis of these Regulations.

2.	Income tax rates

Presented hereunder are the tax rates relevant to the Company in the years 2014–2016:

2014 – 26.5%

2015 – 26.5%

2016 – 25%

On January 4, 2016, the plenary Knesset passed the Law for Amendment of the Income Tax Ordinance (No. 216), 2016 which provides, inter alia, for a reduction of the Companies Tax rate commencing from January 1, 2016 and thereafter by the rate of 1.5% such that the rate will be 25%.

In addition, on December 22, 2016 the plenary Knesset passed the Economic Efficiency Law (Legislative Amendments for Achieving the Budget Targets for 2017 and 2018), 2016, which provides, among other things, for a reduction of the Companies Tax rate from 25% to 23% in two steps – the first step to the rate of 24% commencing from 2017 and the second step to the rate of 23% commencing from 2018 and thereafter, along with reduction of the tax rate applicable to “Preferred Enterprises” (see A.3.b below) regarding factories in the peripheral suburban areas from 9% to 7.5%, as part of amendment of the Law for Encouragement of Capital Investments.

The balances of the deferred taxes were updated in accordance with the new tax rates, as stated, which are expected to apply when the differences reverse. As a result of that stated, in the financial statements for 2016, the Company reduced the balances of the liabilities for deferred taxes, in the amount of $40 million, and the balances of the deferred taxes assets, in the amount of $7 million, against deferred tax income, in the amount of $32 million and against equity, in the amount of $1 million.

The current taxes for the periods reported are calculated in accordance with the tax rates shown in the table above.

Note 17 - Taxes on Income (cont'd)

A.	Taxation of companies in Israel (cont'd)

3.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959

(hereinafter – “he Encouragement Law”)

a) Beneficiary Enterprises

The production facilities of some of the Company’s subsidiaries in Israel (hereinafter – “the Subsidiaries”) have received “Beneficiary Enterprise” status under the Encouragement law, as worded after Amendment No. 60 to the Law published in April 2005.

The benefits granted to the company are mainly:

1) Reduced tax rates

Regarding the “tax exemption” track, the Company chose 2005 as the election year, whereas regarding the “Ireland” track, which is subject to tax at the rate of 11.5%, the Company chose 2008 as the election year.

The benefits deriving from a “Beneficiary Enterprise” under the "tax exemption" track ended in 2014 while the benefits deriving from the "Ireland" track will end in 2017.

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

The temporary difference related to distribution of a dividend from exempt income as at December 31, 2016, in respect of which deferred taxes were not recognized, is in the amount of about $625 million (see also Section A.3.c below).

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

Note 17 - Taxes on Income (cont'd)

A.	Taxation of companies in Israel (cont'd)

3.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereinafter – “the Encouragement Law”) (cont'd)

2) Accelerated depreciation

In respect of buildings, machinery and equipment used by the Approved Enterprise, the Company is entitled to claim accelerated depreciation as provided by law, commencing from the year each asset is placed in service.

b) Preferred Enterprises

On December 29, 2010, the Israeli Knesset approved the Economic Policy Law for 2011-2012, whereby the Encouragement law, was amended (hereinafter – “the Amendment”). The Amendment is effective from January 1, 2011 and its provisions will apply to preferred income derived or accrued by a Preferred Enterprise, as defined in the Amendment, in 2011 and thereafter.

The Amendment does not apply to an Industrial Enterprise that is a mine, other facility for production of minerals or a facility for exploration of fuel. Therefore, ICL plants that are defined as mining plants and mineral producers will not be able to take advantage of the tax rates included as part of the Amendment. In addition, on August 5, 2013, the Law for Change in the Order of National Priorities, 2013, was passed by the Knesset, which provides that the tax rate applicable to a Preferred Enterprise in Development Area A will be 9% whereas the tax applicable to companies in the rest of Israel will be 16%. Pursuant to the amendment to the Encouragement law that was approved as part of the Economic Efficiency Law (Legislative Amendments for Achieving the Budget Targets for 2017 and 2018), 2016 ,the tax rate applicable to enterprises in the suburban areas was reduced from 9% to 7.5%. The Company has Preferred Enterprises at the tax rate of 7.5%.

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

Note 17 - Taxes on Income (cont'd)

A.	Taxation of companies in Israel (cont'd)

3.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereinafter – “the Encouragement Law”) (cont'd)

It is further provided in the Amendment that tax will not apply to a dividend distributed out of preferred income to a shareholder that is an Israeli-resident company. A dividend distributed out of preferred income to a shareholder that is an individual or a foreign resident is subject to tax at the rate of 20%, unless a lower tax rate applies under a relevant treaty for prevention of double taxation.

c) Trapped Earnings Law – Temporary Order

On November 5, 2012, the Israeli Knesset passed Amendment No. 69 and Temporary Order to the Encouragement law (hereinafter – “the Temporary Order”), which offers a reduced tax rate arrangement to companies that received an exemption from Companies Tax under the aforesaid law. The Temporary Order provides that companies that choose to apply the Temporary Order (effective for one year), will be entitled to a reduced tax rate on the “release” of exempt profits. A company that elected to pay a preferential Companies Tax rate is required to invest in an industrial factory up to 50% of the tax savings it realized, during a period of 5 years, commencing from the year of the notice. Non-compliance with this condition will result in a charge to the Company for additional tax.

The Company applied the Temporary Order in 2013. Pursuant to the Company's decision and as required by the Temporary Order, up to December 31, 2014, the Company made the full amount of its required investment in an industrial factory.

4.	The Law for the Encouragement of Industry (Taxation), 1969

a)	Some of the Company’s Israeli subsidiaries are “Industrial Enterprise”, as defined in the above-mentioned law.

b)	The Industrial Enterprises owned by some of the Company's Israeli subsidiaries have a common line of production and, therefore, they file, together with the Company, a consolidated tax return in accordance with Section 23 of the Law for the Encouragement of Industry. Accordingly, each of the said companies is entitled to offset its tax losses against the taxable income of the other companies.

c)	During 2016, based on the alternatives for filing tax reports in certain jurisdictions, the Company decided to file separate (non-consolidated) tax reports for various subsidiaries. As a result, the Company updated the balance of the liabilities for deferred taxes against recording of tax income, in the amount of $27 million.

Note 17 - Taxes on Income (cont'd)

A.	Taxation of companies in Israel (cont'd)

5.	The Law for Taxation of Profits from Natural Resources

On November 30, 2015, the Knesset passed the Law for Taxation of Profits from Natural Resources (hereinafter – "the Law"), which entered into effect on January 1, 2016, except with respect to DSW, regarding which the effective date is January 1, 2017. The highlights of the Law are set forth below:

The total tax on natural resources in Israel will include three tax elements: royalties, Natural Resources Tax and Companies Tax.

Royalties:

The rate of the royalties in connection with resources produced from the quarries, in accordance with the Mines Ordinance will be 5% (with respect to production of the phosphates, the royalty rate will be 5% of the value of the quantity produced – instead of 2%). Pursuant to the salt harvesting agreement signed with the Government on July 8, 2012, the parties agreed, among other things, to an increase in the rate of the royalties from 5% to 10% of the sales, for every quantity of potash chloride sold by the Company in a given year, in excess of a quantity of 1.5 million tons. As part of the agreement, it was provided that if a law is enacted that changes the specific fiscal policy with reference to profits or royalties deriving from quarrying from the Dead Sea, the Company's consent to the increase of the rate of the royalties, as stated, will not apply. The Law entered into effect on January 1, 2016. For additional details – see Note 20C.

Imposition of Natural Resources Tax:

The tax base, which will be calculated for every resource separately, is the Company’s operating income in accordance with the accounting statement of income, to which certain adjustments will be made, less financing expenses at the rate of 5% of the Company’s average working capital, and less an amount that reflects a yield of 14% on the property, plant and equipment used for production and sale of the quarried material (hereinafter – “the Yield on the Property, Plant and Equipment”). On the tax base, as stated, a progressive tax will be imposed at a rate to be determined based on the Yield on the Property, Plant and Equipment in that year. For the Yield on the Property, Plant and Equipment between 14% and 20%, Natural Resources Tax will be imposed at the rate of 25%, while the yield in excess of 20% will be subject to Natural Resources Tax at the rate of 42%. In years in which the Natural Resources Tax base is negative, the negative amount will be carried forward from year to year and will constitute a tax shield in the succeeding tax year. The above computations, including the right to use prior years’ losses, are made separately, without taking into account setoffs, for each natural resource production and sale activity.

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

Note 17 - Taxes on Income (cont'd)

A.	Taxation of companies in Israel (cont'd)

5.	The Law for Taxation of Profits from Natural Resources (cont’d)

upon sale of carnalite by DSW to Magnesium and reacquisition of a Sylvanite by-product by DSW, Magnesium will charge DSW $100 per ton of potash which is produced from the Sylvanite (linked to the CPI).

A mechanism was provided for determination of the market price with respect to transactions in natural resources executed between related parties in Israel, as well as a mechanism for calculation of the manner for allocation of the expenses between the production and sale of the natural resource, on the one hand, and the downstream activities, on the other hand.

Regarding the bromine resource, the Natural Resources Tax will apply in the same manner in which it applies to the other natural resources, except with respect to the manner of determining the transfer price in sales made to related parties in and outside of Israel. For purposes of calculating the total revenues from bromine sold to related parties for purposes of downstream manufacturing activities in every tax year, a calculation method will be employed (Netback) whereby the price will be determined based on the higher of the following:

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

Note 17 - Taxes on Income (cont'd)

A.	Taxation of companies in Israel (cont'd)

5.	The Law for Taxation of Profits from Natural Resources (cont’d)

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

The Natural Resource Tax will be deductible from the Company's taxable income and the Company will pay the Companies Tax on the balance as is customary in Israel.

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

Subsidiary incorporated in Spain – tax rate of 25%.

Subsidiary incorporated in United Kingdom – tax rate of 20% (*).

Subsidiary incorporated in China – tax rate of 25%.

(*) The tax rate in the UK was reduced to 19% effective from April 1, 2017 and 17% from commencing April 1, 2020.

C.	Carried forward tax losses

As at December 31, 2016, the balance of the deductible temporary differences in respect of which deferred taxes were not recorded amounts to about $12 million.

As at December 31, 2016, the balances of the carryforward tax losses of subsidiaries for which deferred taxes were recorded, amount to about $454 million (December 31, 2015 – about $397 million).

The balances of the carryforward tax losses to future years of subsidiaries for which deferred taxes were not recorded, is about $409 million (December 31, 2015 – about $121 million). The increase derived mainly from the Allana project termination.

Note 17 - Taxes on Income (cont'd)

C.	Carried forward tax losses (cont'd)

As at the date of the report, the capital losses for tax purposes available for carryforward to future years for which deferred taxes were not recorded, amount to about $174 million (December 31, 2015 – about $41 million). The increase derived mainly from the ERP project (Harmonization) discontinuance.

D.	Tax assessments

1)	The Company and the companies consolidated with it for Israeli tax purposes along with most of the other companies in Israel have received final tax assessments up to and including the 2011 tax year. The main subsidiaries outside of Israel have final tax assessments up to and including the 2010, 2011 and 2012 tax years.

2)	In December 2013, an assessment was received from the Israeli Tax Authority (“ITA”) whereby the Company is required to pay tax in addition to the amount it already paid in respect of the years 2009-2011, in the amount of about $235 million. The Company appealed the ITA's assessment. On December 8, 2016, the Company withdrew the said appeal and agreed with the Taxes Authority to close out the assessment for the above-mentioned years and to also put an end to the main disputes in connection with the open tax years, in consideration of payment of an additional amount, beyond the amounts paid up to now, in the amount of $60 million, including interest and linkage differences.

In light of that stated above, in the financial statements for 2016 the Company updated the tax provisions, in the amount of about $34 million. As at the date of the report, the Company has provisions in its books that fully cover the above-mentioned agreement.

3)	In connection with the tax returns for the years 2012–2014, in 2015 the Company received a refund of advance tax deposits, in the amount of about $117 million.

4)	In light of the decision of the Court for Tax Matters in Belgium, from April 2016, to reject the petition filed by a subsidiary of ICL in connection with deduction of certain expenses in prior periods, and following charges received from the Belgium Tax Authorities, the Company recorded tax expenses in its financial statements for 2016, in the aggregate amount of $14 million. The Company has filed an appeal of the Court’s decision. A hearing with respect to the matter has been scheduled to be held in December 2017.

5)	Regarding the tax assessment of a subsidiary in Ethiopia, Allana Afar, in the amount of about $58 million (including interest) – see Note 13.

Note 17 - Taxes on Income (cont'd)

E.	Deferred income taxes

1.	The composition of the deferred taxes and the changes therein, are as follows:

	In respect of financial position
	Depreciable property, plant and equipment	Inventories	Provisions for employee benefits	Other	In respect of carry forward tax losses	Total
	$ millions

Balance as at January 1, 2015	(388)	39	146	4	97	(102)
Changes in 2015:
Additions in respect of business combinations	4	7	-	(53)	13	(29)
Amounts recorded to a capital reserve	-	-	(15)	-	3	(12)
Translation differences	5	-	(4)	(3)	(2)	(4)
Amounts recorded in the statement of income	16	-	(21)	4	(4)	(5)

Balance as at December 31, 2015	(363)	46	106	(48)	107	(152)

Changes in 2016:
Additions in respect of business combinations in prior year	(2)	-	-	-	-	(2)
Amounts recorded to a capital reserve	-	-	8	(5)	(1)	2
Translation differences	1	-	(6)	7	(5)	(3)
Amounts recorded in the statement of income	(6)	(11)	(32)	45	6	2

Balance as at December 31, 2016	(370)	35	76	(1)	107	(153)

2.	The currencies in which the deferred taxes are denominated:

	As at December 31
	2016	2015
	$ millions	$ millions

Dollar	(25)	(3)
Euro	30	(1)
Shekels	(179)	(126)
Other	21	(22)

	(153)	(152)

Note 17 - Taxes on Income (cont'd)

F.	Taxes on income included in the income statements

1.	Composition

	For the year ended December 31
	2016	2015	2014
	$ millions	$ millions	$ millions

Current taxes	68	159	76
Deferred taxes	(45)	(7)	37
Taxes in respect of prior years (*)	32	10	53
	55	162	166

(*)	The balance, as at December 31, 2016, includes impacts from an agreement with the Israeli Tax Authority (see 17.D(2) above) and tax expenses recognized following charges received from the Belgium Tax Authorities (see 17.D(4) above).

2.	Theoretical tax

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates in Israel (see A(2) above) and the tax expense presented in the statements of income:

	For the year ended December 31
	2016	2015	2014
	$ millions	$ millions	$ millions

Income (loss) before taxes on income, as reported in the statements of income	(117)	668	632
Statutory tax rate (in Israel)	25%	26.5%	26.5%
Theoretical tax expense (income) on this income (loss)	(29)	177	167
Add (less) – the tax effect of:
Tax benefits deriving from the Law for Encouragement of Capital Investments	(8)	(22)	(43)
Natural Resources Tax	5	-	-
Differences deriving from additional deduction and different tax rates applicable to foreign subsidiaries	(38)	(15)	(27)
Deductible temporary differences for which deferred taxes assets were not recorded and non–deductible expenses (1)	135	15	6
Taxes in respect of prior years	32	10	53
Impact of change in tax rates	(32)	-	-
Other differences	(10)	(3)	10
Taxes on income included in the income statements	55	162	166

(1)	The amount in 2016 derives, mainly, from termination of the Allana project and the discontinuance of the ERP (Harmonization) project.

Note 17 - Taxes on Income (cont'd)

G.	Taxes on income relating to items recorded in equity

	For the year ended December 31
	2016	2015	2014
	$ millions	$ millions	$ millions
Tax recorded in other comprehensive income
Actuarial gains from defined benefit plan	8	(15)	24
Change in fair value of financial assets available for sale	(5)	-	-
Taxes in respect of exchange rate differences on equity loan to a subsidiary included in translation adjustment	(1)	3	12

	2	(12)	36

Note 18 - Employee Benefits

A.	Composition

Composition of employee benefits:

	As at December 31
	2016	2015
	$ millions	$ millions

Fair value of plan assets	552	669
Termination benefits	(147)	(132)
Defined benefit obligation	(934)	(1,025)
	(529)	(488)

Composition of fair value of the plan assets:

	As at December 31
	2016	2015
	$ millions	$ millions

Equity instruments
With quoted market price	205	210
Debt instruments
With quoted market price	133	175
Without quoted market price	126	138
	259	313

Deposits with insurance companies	88	146

	552	669

Note 18 - Employee Benefits (cont'd)

B.	Severance pay

1.	Israeli companies

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

b) The Group companies in Israel make current deposits in insurance policies in respect of employees holding management positions. These policies provide coverage for the severance pay liability in respect of the said personnel. Under employment agreements, subject to certain limitations, these insurance policies are the property of the employees. The amounts funded in respect of these policies are not reflected in the statements of financial position since they are not under the control and management of the companies.

c) As to the balance of the liabilities that are not funded, as mention above, a provision is recorded in the financial statements based on an actuarial calculation.

2.	Certain subsidiaries outside Israel

In countries wherein subsidiaries operate that have no law requiring payment of severance pay, the Group companies have not recorded a provision in the financial statements for possible eventual future severance payments to employees, except in cases where part of the activities of the enterprise is discontinued and, as a result, the employees are dismissed.

Note 18 - Employee Benefits (cont'd)

C.	Pension and early retirement

1)	Some of the Group’s employees in and outside of Israel (some of whom have already left the Group) have defined benefit pension plans for their retirement, which are controlled by the Company. Generally, according to the terms of the plans, as stated, the employees are entitled to receive pension payments based on, among other things, their number of years of service (in certain cases up to 70% of their last base salary) or computed, in certain cases, based on a fixed salary. Some employees of a subsidiary in Israel are entitled to early retirement if they meet certain conditions, including age and seniority at the time of retirement.

In addition, some Group companies have entered into plans with funds – and with a pension fund for some of the employees – under which such companies make current deposits with that fund which releases them from their liability for making a pension payment under the labor agreements to all of their employees upon reaching a retirement age. The amounts funded are not reflected in the statements of financial position since they are not under the control and management of the Group companies.

2)	At the end of 2015, an efficiency plan was approved whereby it was decided to reduce the number of the Company's employees in the United Kingdom. As a result of that stated, in 2015, an expense was recorded, in the amount of about $6 million, in the "other expenses" category in the statement of income.

3)	During 2015, as part of the Company’s efficiency plan and in light of the agreement between Dead Sea Works Ltd. and Bromine Compounds Ltd., on the one side, and the General Workers Union, the Council of Dead Sea Works Ltd. and Workers Council of Bromine Compounds Ltd., on the other side, ending the strike, which is in response to the efficiency plan (hereinafter – "the Agreement"), a decision was made with respect to voluntary retirement under the “early retirement” track of 210 employees and termination of the employment of 38 employees under the “severance pay” track. As a result, in 2015, the Company increased the provision for employee severance benefits in respect of conclusion of employment by the aggregate amount of about $42 million.

In addition, according to the above-mentioned agreement, in 2016 the Company signed an additional early retirement agreement with a number of employees of Bromine Compounds Ltd. As a result, the Company increased the provision for employee severance benefits in respect of conclusion of employment by the amount of about $27 million.

4)	Further to the Company’s efficiency plan, in December 2016, the Company signed an early retirement agreement with 270 employees of YPH (a Chinese partnership). As a result, in the financial statements for 2016, the Company recorded a provision for employee severance benefits in respect of conclusion of employment by the amount of about $10 million.

Note 18 - Employee Benefits (cont’d)

D.	Post-employment retirement benefits

Some of the retirees of the Group companies receive, aside from the pension payments from a pension fund, benefits that are primarily festival gifts and weekends. The companies’ liability for these costs accrues during the employment period. The Group companies include in their financial statements the projected costs in the post-employment period according to an actuarial calculation.

E.	Movement in net defined benefit assets (liabilities) and in their components:

	Fair value of plan assets		Defined benefit obligation		Defined benefit obligation, net
	2016	2015	2016	2015	2016	2015
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Balance as at January 1	669	766	(1,025)	(1,260)	(356)	(494)

Income (loss) included in profit or loss:
Current service costs	-	-	(11)	(36)	(11)	(36)
Interest income (costs)	13	21	(33)	(37)	(20)	(16)
Past service cost	(70)	-	84	-	14	-
Effect of movements in exchange rates, net	3	(1)	(5)	-	(2)	(1)
Included in other comprehensive income:
Actuarial losses deriving from changes in demographic assumptions	-	-	-	(9)	-	(9)
Actuarial gains (losses) deriving from changes in financial assumptions	-	-	(82)	94	(82)	94
Other actuarial gains (losses)	34	(22)	-	-	34	(22)
Change in respect to translation differences ,net	(56)	(31)	71	56	15	25
Other movements
Benefits paid	(54)	(53)	68	138	14	85
Assets held for sale	-	(17)	-	30	-	13
Employer contribution	12	5	-	-	12	5
Employee contribution	1	1	(1)	(1)	-	-
Balance as at December 31	552	669	(934)	(1,025)	(382)	(356)

The actual return (loss) on plan assets in the year 2016 is $47 million compare with ($1) million in the year 2015 and $85 million in the year 2014.

Note 18 - Employee Benefits (cont’d)

F.	Actuarial assumptions

Principal actuarial assumptions at the reporting date (expressed as weighted averages):

	For the year ended December 31
	2016	2015	2014
	%	%	%

Discount rate as at December 31	3.2	3.3	3.2
Future salary increases	2.6	2.9	3.4
Future pension increase	2.0	2.2	2.1

The assumptions regarding the future mortality rate are based on published statistics and accepted mortality tables.

G.	Sensitivity analysis

Assuming all other assumptions remain constant, the following reasonable possible changes effect the defined benefit obligation as of the date of the financial statements in the following manner:

	December 2016
	Decrease 10%	Decrease 5%	Increase 5%	Increase 10%
	$ millions	$ millions	$ millions	$ millions
Significant actuarial assumptions
Salary increase	22	11	(12)	(25)
Discount rate	(40)	(19)	18	36
Mortality table	(18)	(9)	9	18

H.	Effect of the plans on the Group's future cash flows

The expenses recorded in respect of defined contribution plans in 2016 is about $32 million (in 2015 and 2014 –$23 million and $26 million, respectively). The Company’s estimate of the deposits expected to be made in 2017 in funded defined benefit plans is about $11 million.

In the Company’s estimation, as at December 31, 2016, the life of the defined benefit plans (based on a weighted average) is about 15.3 years (2015– about 12.2 years).

Note 18 - Employee Benefits (cont’d)

I.	Long-term remuneration plan

In 2014, ICL's Board of Directors decided to approve a long-term remuneration plan for about 11,800 Company employees that are not managers, who participated in the Company's options and shares plan (which was approved on the same date) pursuant to the terms provided in the plan. The maximum cost of the plan is about $17 million. As at the date of the financial statements, the said terms were not met and, accordingly, no liability was recorded in the books in respect of this plan.

Note 19 – Provisions

A.	Composition and changes in the provision

	Site restoration,
	removal and
	dismantling
	of property,
	plant and equipment
	items	Legal claims	Other	Total
	$ millions	$ millions	$ millions	$ millions

Balance as at January 1, 2016	132	11	26	169
Provisions recorded during the period (1)	52	6	60	118
Provisions reversed during the period	(3)	-	(2)	(5)
Payments during the period	(3)	-	(6)	(9)
Translation differences	(6)	-	1	(5)
Balance as at December 31, 2016	172	17	79	268

(1)	For more information, see Note 20 (b) and (c) regarding concessions and contingent liabilities.

Note 20 - Commitments, Concessions and Contingent Liabilities

A.	Commitments

(1)	Several of the Group’s subsidiaries have entered into agreements with suppliers in and outside of Israel for the purchase of raw materials and energy in the ordinary course of business, for various periods ending on December 31, 2023. The total amount of the commitments under the said purchase periods of the agreements is approximately $494 million as of December 31, 2016.

(2)	Several of the Group’s subsidiaries have entered into agreements with suppliers for acquisition of property, plant and equipment. As at December 31, 2016, the subsidiaries had capital purchase commitments of about $169 million.

(3)	The Articles of Association of the Company and its Israeli subsidiaries include provisions that permit exemption, indemnification and insurance of the liability of officers, all in accordance with the provisions of the Israeli Companies Law.

The Company, with the approval of the Audit Committee, the Board of Directors and the General Meeting of the shareholders, granted its officers an exemption and letters of indemnification, and has also taken out an insurance policy covering directors and officers. The insurance and the indemnity do not apply to those cases specified in Section 263 of the Israeli Companies Law. The exemption relates to damage caused and/or will be caused, by those officers as a result of a breach of the duty of care to the Company. Commencing from the date of registration of the Company’s shares for trading in the United States, the amount of the indemnification payable by the Company under the letter of indemnification, in addition to amounts received from an insurance company, if any, for all of the officers on a cumulative basis, for one or more of the events detailed therein, was limited to $350 million ($300 million up to the date of registration of the Company’s shares for trading in the United States). The insurance is renewed annually.

(4)	Several Group companies in Israel have signed agreements with various natural gas vendors for the supply of natural gas to the Group’s manufacturing facilities in Israel. The Company committed to “take or pay’’ with respect to a minimum annual quantity of gas in a scope and in accordance with the mechanism provided in the agreements. The total quantities under the currently existing agreements should provide the Group all its gas needs up to September 30, 2017, including the quantities required to test and operate the power station located in Sodom, which commenced running on gas, on a partial basis, in January 2017. Transition to full use of gas is expected to take place in the second quarter of 2017. The supply period of the gas pursuant to the existing agreements ends on September 30, 2017.

The Company anticipates that the scope of the annual gas consumption, after operation of the power station, as is expected to be received based on the Yam Thetys agreement and the Tamar agreement, will be about BCM 0.76.

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

A.	Commitments (cont’d)

(5)	In 2012, the Company entered into agreements regarding a project to construct a new cogeneration power station in Sodom, Israel (hereinafter – the Station). The Station will have a production capacity of about 330 tons of steam per hour and about 230 megawatt hours, which will supply electricity and steam requirements for the production plants at the Sodom site and for third party customers. The Company intends to operate the new Station concurrently with the existing power station, which will be operated on a partial basis in a "hot back-up" format, for production of electricity and steam. The total electricity production in the short term will be about 245 megawatt hours. The Company also intends to utilize its present gas contracts and thereafter to enter into new gas contracts in order to run the Station.

Construction of the Station was expected to be completed in the second half of 2015. In 2015, the executing contractor (the Spanish Company "Abengoa") experienced financial difficulties. In October 2016, the Spanish court approved a debt arrangement between the executing contractor and its creditors which permits continuation of its activities in the power station project. In light of that stated, the Company expects to complete the construction and to commence operation of the Station in the first half of 2017, with additional costs that are not material.

B.	Concessions

(1)	Dead Sea Works Ltd. (hereinafter – DSW)

Pursuant to the Israeli Dead Sea Concession Law, 1961 (hereinafter –the Concession Law), as amended in 1986, and the concession deed attached as an addendum to the Concession Law, DSW was granted a concession to utilize the resources of the Dead Sea and to lease the land required for its plants in Sodom for a period that is expected to end on March 31, 2030, accompanied by a priority right to receive the concession after its expiration, should the Government wish to offer a new concession to a third party.

In 2015, the Minister of Finance appointed a team for determination of the “governmental activities to be conducted towards the end of the concession period”. The public’s comments regarding its positions and viewpoints in connection with the end of the concession were submitted to the team. The team was asked to submit its recommendations to the Minister of Finance by May 2016, however to the best of the Company’s knowledge up to the date of the report the team had not yet submitted its recommendations. There is no certainty as to what the recommendations of this team will be regarding the procedures that the government will undertake in connection with the existing concession and as to the manner in which future mining rights will be granted.

In addition, the Minister of Finance appointed a team headed by the Accountant General designated to establish the manner in which, according to the current concession, the replacement value of DSW’s tangible assets will be calculated in the event such assets are returned to the government at the end of the concession period. The actual calculation will be executed only in 2030. The team was requested to submit its recommendations to the Minister of Finance by March 2015.

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

B.	Concessions (cont’d)

(1)	(cont’d)

In January 2017, the Accountant General sent a letter to the Chief Economist – the Supervisor of the State’s revenues wherein she noted that recently the position of the Division of the Accountant General in the Ministry of Finance regarding the arrangement covering the assets was finalized (but was not published), however in light the expected changeover of the Accountant General, the draft position report is being transferred to the incoming Accountant General for completion of the work. At this stage, there is no certainty regarding the recommendations of the new Accountant General. In addition, there is no certainty as to how the Government will interpret the Concession Law, the manner in which this process and methodology will ultimately be implemented, and how the value of the tangible assets will be calculated.

In consideration of the concession, DSW pays royalties to the Government of Israel, calculated at the rate of about 5% of the value of the products at the factory gate, less certain expenses, where according to the salt harvesting agreement, which was signed in July 2012, the royalties rate in respect of the annual quantity of potash sold in excess of 1.5 million tons is 10% (in place of 5%). In addition, according to the salt harvesting agreement, if legislation is enacted that changes the specific fiscal policy in connection with profits or royalties deriving from mining of quarries from the Dead Sea, the Company’s consent will not apply regarding the increase in the royalties’ rate on the surplus quantities referred to above, commencing from the date on which additional tax is collected as stated in the legislation. In November 2015, the Economic Efficiency Law was published, including implementation of the Sheshinski Committee’s recommendations, which address royalties and taxation of excess profits from Dead Sea minerals. The law entered into effect on January 1, 2016.

DSW granted a sub-concession to Dead Sea Bromine Ltd. (hereinafter – “the Bromine Company”) to produce bromine and its compounds from the Dead Sea, the expiration date of which is concurrent with the DSW's concession. The royalties in respect of the products manufactured by the Bromine Company are received by DSW from the Bromine Company, and DSW then pays them over to the State.

In addition, there is an arrangement relating to payment of royalties by Dead Sea Magnesium (hereinafter – “DSM”) for production of metal magnesium by virtue of a specific arrangement with the State provided in the Government’s decision dated September 5, 1993. Pursuant to the arrangement, royalties are paid by DSM on the basis of carnallite used for production of magnesium. The arrangement with DSM provides that during 2006 the State may demand a reconsideration in connection with the amount of the royalties and the method or their calculation for 2007 and thereafter. The State’s demand for reconsideration, as stated, was first received at the end of 2010, and the matter is presently in an arbitration proceeding, as described below.

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

B.	Concessions (cont’d)

(1)	(cont’d)

In 2007, a letter was received from the previous Accountant General of the Israeli Ministry of Finance, claiming an underpayment of royalties amounting to hundreds of millions of shekels. Pursuant to the concession, disputes between the parties relating to the concession, including royalties, are to be decided by an arbitration panel of three arbitrators (each side appoints an arbitrator and these two appoint the third).

In 2011, the arbitration proceeding commenced between the State of Israel and DSW regarding the manner of calculation of the royalties under the concession and the royalties to be paid for magnesium metals and the payment or refunds (if any) due deriving from these matters. In the statement of claim filed by the State of Israel in the arbitration proceedings, the State of Israel is claiming the amount of $265 million in respect of underpayment of royalties for the years 2000 through 2009, with the addition of interest and linkage differences, and a change in the method of calculating the royalty payments from the sale of metal magnesium.

In 2014, a partial arbitration decision was received regarding the royalties’ issue. Based on the principles of the decision received, DSW is also required to pay the State royalties on the sale of downstream products manufactured by companies that are controlled by ICL that have production plants located both in and outside of the Dead Sea area, including outside of Israel. The royalties are to be paid according to the value of the downstream products, which will be set according to the formula described in Section 15(a)(2) of the Concession Deed, based on the selling price of the downstream products to unrelated third parties less the deductions set forth in subsections (I), (II) and (III) of that Section. Regarding metal magnesium, it was decided that the State of Israel and DSW are to exhaust their discussions on the subject of the amount of the royalties to be paid by DSW on metal magnesium, and if no agreement is reached the matter is to be returned to arbitration. The arbitrators’ decision is partial and its main decision is with respect to payment of royalties on downstream products, as stated above.

As part of the second stage of the arbitration, which addresses the financial calculation principles, between September 2016 and January 2017, the arbitrators issued their decisions regarding the various issues relating to the financial calculations, as stated.

In November 2016, the arbitrators' resolution regarding the principles for calculating the interest and linkage differences to be added to the principal amounts paid to the State of Israel for the years 2000 through 2013. According to the said resolution, the calculation basis for the principal amounts of the royalties paid for the said period should be an NIS basis and accordingly, NIS interest and linkage differences apply as stipulated in the Israeli Interest and Linkage Law.

Based on that stated above, the total expenses recognized in the Company's financial statements commencing from 2014 regarding the royalties' dispute and coverage of part of the State's legal expenses is $170 million ($13 million in 2016) and $60 million with respect to the interest and linkage differences ($26 million in 2016).

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

B.	Concessions (cont’d)

(1)	(cont’d)

In 2016, 2015 and 2014, DSW paid current royalties to the Government of Israel in the amounts of $53 million, $97 million and $84 million, respectively. In addition, in 2015, the Company paid an amount of $152 million, in respect of royalties relating to prior periods.

(2)	Rotem Amfert Ltd. (hereinafter – “Rotem”)

Rotem has been mining phosphates in the Negev in Israel for more than sixty years. The mining is conducted in accordance with phosphate mining concessions, which are granted from time to time by the Minister of National Infrastructures, Energy and Water under the Mines Ordinance, through the Supervisor of Mines in his Office (hereinafter – ‘‘the Supervisor’’), accompanied by mining authorizations issued by the Israel Lands Authority (hereinafter – “the Authority”).

The concessions relate to quarries (phosphate rock) whereas the authorizations cover use of land as active mining areas.

Mining Concessions

Rotem has the following mining concessions:

i.	Rotem Field (including the Hatrurim Field) – valid up to the end of 2021.

ii.	Zafir Field (Oron-Zin) – valid up to the end of 2021.

Mining royalties

As part of the terms of the concessions in respect of mining of the phosphate, Rotem is required to pay the State of Israel royalties based on a calculation format stipulated in the Israeli Mines Ordinance. In January 2016, a legislative amendment entered into effect covering implementation of the recommendations of the Sheshinski Committee that changed the format for calculation of the royalties, increased the rates from 2% to 5% of the value of the quarried material and left the Supervisor of Mines the possibility of collecting royalties at a higher rate if he decided to grant a mining right in a competitive process wherein one of the selection indices is the royalty rate.

Planning and building

The mining and quarrying activities require zoning approval of the site based on a plan in accordance with the Israeli Planning and Building Law, 1965. These plans are updated, as needed, from time to time. As at the date of the report, there are various requests at different stages of deliberations pending before the planning authorities.

In November 2016, the District Board for the Southern District approved a detailed site plan for mining phosphate in the Zin-Oron area. This plan, which covers an area of about 350 square kilometers, will permit the continued mining of phosphate located in the Zin valley and in the Oron valley for a period of 25 years or up to exhaustion of the raw material – whichever occurs first, with the possibility for extension (under the authority of the District Planning Board).

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

B.	Concessions (cont’d)

(2)	(cont’d)

Planning and building (cont’d)

The Company is working to promote the plan for mining phosphates in Barir field (which is located in the southern part of South Zohar field) in the Negev Desert. In December 2015, the National Planning and Building Council approved the Policy Document regarding Mining and Quarrying of Industrial Minerals (hereinafter – “the Policy Document”), which included, among other things, a recommendation to permit phosphate mining in the Barir field. The Policy Document that was approved will serve as the basis for preparation of a national outline plan (hereinafter – “the National Outline Plan”) for mining and quarrying, which is also to be submitted for approval by the National Planning and Building Council. Along with the approval of the Policy Document, the National Planning and Building Council instructed the Planning Administration to raise the matter of the directive to prepare a detailed plan for the Barir Field at one of its upcoming meetings.

In the beginning of 2016, the National Outline Plan (NOP 14B), which includes the South Zohar field, was submitted for comments by the various committees, which provided their comments and recommendations toward the end of 2016. On February 14, 2017, a hearing was held by the Committee for Principle Planning Matters, whereat decisions were made with respect to the continued advancement of mining in the South Zohar field. Concurrently, and based on a decision of the National Planning and Building Board, instructions were prepared by the competent authorities with respect to performance of an environmental survey of the Barir field for purposes of its further advancement. The said instructions are expected to be brought for approval of the National Planning and Building Board during 2017.

In February 2016, the municipality of Arad, together with several other plaintiffs, including residents of the town Arad, and the communities and Bedouin villages surrounding the area, filed a petition with the Israeli Supreme Court sitting as the High Court of Justice against approval of the Policy Document that authorized phosphate mining in the South Zohar field due to, among other things, a fear of potential environmental and health dangers they contend will occur. Rotem was joined as a respondent to the petition. In February 2017, the Company submitted a statement of defense. The Company estimates that the chances that the petition will be accepted are low. The Company believes that the mining activities in South Zohar do not involve any risks to the environment or to people. There is no certainty that the National Outline Plan and the South Zohar plan will be approved at all, in light of, among other things, the opposing position of the Health Ministry. Moreover, there is no certainty regarding the timelines for the submission of the plans, the approval thereof, or of further developments with respect to South Zohar. If mining approval is not received for South Zohar, there will be a significant impact on the Group’s future mining reserves in the medium and long term. The hearing in the High Court of Justice is scheduled to take place on March 20, 2017.

In 2016, 2015 and 2014, Rotem paid royalties to the State of Israel in the amounts of $5 million, $4 million and $3 million, respectively.

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

B.	Concessions (cont’d)

(3)	A subsidiary in Spain (hereinafter – ICL Iberia) was granted mining rights based on legislation of Spain’s Government from 1973 and the regulations accompanying this legislation. Further to the legislation, as stated, the Government of the Catalonia region published special mining regulations whereby ICL Iberia received individual licenses for each of the 126 different sites that are relevant to the current and possible future mining activities. Some of the licenses are valid up to 2037 while the rest are effective up to 2067. Regarding "Reserva Catalana", an additional site wherein mining has not yet been commenced, in 2007 a process was commenced for extension of the concession period, which ended in 2012, for an additional 30 years.

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

(4)	United Kingdom

A.	The mining rights of a subsidiary in the United Kingdom (hereinafter – ICL UK), are based on approximately 114 mining leases and licenses for extracting various minerals, in addition to numerous easements and rights of way from private owners of land under which ICL UK operates, and mining rights in the North Sea granted by the British Crown (Crown Estates). The said mining rights cover a total area of about 374 square kilometers. As at the date of the report, all the lease periods, licenses, easements and rights of way are effective – some of the said periods will continue up to 2020 whereas some will continue up to 2038. In 2016, the mining royalties amounted to $3 million.

B.	A UK subsidiary from ICL Specialty Fertilizers (hereinafter – Everris UK), has peat mines in the UK (Creca, Nutberry and Douglas Water). Peat is used as a raw material for production of detached beds for soil improvement and use as soil substitutes in growing media.
The Nutberry and Douglas Water mining sites are owned by Everris UK, while the Creca mine is held under a long-term lease. The mining permits are granted by the local authorities and are renewed after examination of the local authorities. The mining permits were granted up to the end of 2024.

(5)	YPH JV holds two phosphate mining licenses that were issued in July 2015 by the Division of Land and Resources of the Yunnan district in China. With reference to the Haikou Mine (hereinafter – Haikou), the mining license is valid up to January 2043, whereas regarding the Baitacun Mine (hereinafter - Baitacun), the mining license is valid up to November 2018. YPH JV is expected to request a renewal of the Baitacun concession prior to its expiration date. Nevertheless, in the foreseeable future the Company does not plan to carry out a mining operation in Baitacun.

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

B.	Concessions (cont’d)

(5)	(cont’d)

Acquisition of mining rights

According to the Mining Concession Grant Contract of Haikou, which was signed in November 2012 between YPC (the prior owners of the rights in the mine), and the Land and Resources Department of Yunnan Province (together with its local equivalent – "the Resources Department"). The mining rights relating to Baitacun were also previously owned by YPC. However, YPC did not enter into a concession agreement covering these rights that were received prior to publication of the relevant PRC laws requiring the Resources Department to sign such an agreement. As part of formation of YPH JV, in October 2015, the mining rights related to Haikou and Baitacun were transferred to YPH JV.

Renewal of Mining License

In order to retain the Haikou and Baitacun mining licenses, YPH JV must comply with the provisions of the relevant Chinese laws and regulations regarding mining activities. In particular, YPH JV is required to conduct an annual examination with regard to its mining licenses. The items to be examined in the annual examination mainly include the following issues: whether the taxes, fees and premiums relating to the mining licenses and mining activities conducted by the company have been paid in full; whether the annual reserves report (as applicable) has been submitted; whether various mining parameters have met the standards required by law; whether land reclamation has been conducted; and whether any sanctions have been imposed on the company or there are violations of laws by the company. In addition, YPH JV has to submit the renewal application to the Resources Department 30 days prior to expiration of the applicable mining license.

Natural Resources Tax

With respect to the mining rights, up to July 2016, YPH JV was required to pay the authorities a “Mineral Resources Compensation Fee” at the rate of 2% of YPH JV’s revenues from sales of phosphate rock mined. In addition, YPH JV was required to pay a “Resource Tax”, of 15 yuan per tonne of YPH JV’s phosphate rock mined from the mines. Commencing from July 2016, the new Natural Resources Tax Law (hereinafter – “the Law”) entered into effect, which includes phosphate rock. Pursuant to the Law, instead of 15 yuan as stated above, YPH JV will pay tax of 8% of the selling price based on the market price of the rock prior to its processing. In addition, as part of the Law, the “Mineral Resources Compensation Fee” at the rate of 2% was cancelled, this being from the effective date of the Law.

In light of that stated above, in 2016, YPH JV paid $6 million.

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

B.	Concessions (cont’d)

(5)	(cont’d)

Grant of Mining Rights to Lindu

In February 2016, YPC issued a statement whereby in 2010 YPC entered into agreements with the local authority of Jinning County, Yunnan Province and Jinning Lindu Mining Development and Construction Co. Ltd. (“Lindu Company”), according to which Lindu Company is permitted to mine up to two million tons of phosphate rock from a certain area measuring 0.414 square kilometers within the area of the Haikou mine (hereinafter - “the Daqing Area”) and to sell such phosphate rock to any third party in its own discretion.

Prior to establishment of YPH JV, YPC proposed to the local authority of Jinning County and Lindu Company to swap the rights granted to Lindu Company in the Daqing Area with another area that is not a part of the Haikou mine, and Lindu Company will mine in that area. In March 2016, in a meeting held between YPC, ICL and other relevant parties, YPC stated that it could not exchange its other mines to replace the Daqing Area since Lindu Company’s benefit is connected to the Daqing Area. Under the above mentioned statement, YPC has undertaken that YPH JV’s mining right in the Haikou mine will not be adversely affected by the above-mentioned arrangements regarding Lindu Company’s mining rights within the Daqing Area. At YPH’s Board meeting held in November 2016, it was decided that YPH should conduct further communications with YPC and Lindu Company, for the purpose of protecting YPH’s legal rights and to urge the parties to reach a fair, just, and reasonable solution to this issue, as soon as possible.

C.	Contingent liabilities

(1)	Ecology

A.	During the 1990s, several Group subsidiaries were sued by plaintiffs from various countries who worked mostly as banana plantation workers and who allege to have been injured by exposure to Di Bromo Chloropropane (‘‘DBCP’’), which was produced, many years ago by a number of manufacturers, including large chemical companies. As at the date of the report, the Group’s subsidiaries are parties to one legal proceeding by 9 plaintiffs who are requesting certification of their claim as a class action. The claim is for bodily injury and, therefore, the amount of the claim has not been stated. In the opinion of the Company, it is not possible, at this stage, to estimate the outcome of the above claim due to its complexity and the multiple parties involved. However, the Company believes that the chances that the plaintiffs’ contentions will be accepted are lower than the chances they will be rejected.

B.	In June 2015, a request was filed for certification of a claim as a class action, in the District Court in Tel-Aviv–Jaffa, against eleven defendants, including a subsidiary, Fertilizers and Chemical Ltd., in respect of claims relating to air pollution in Haifa Bay and for the harm allegedly caused from it to the residents of the Haifa Bay area.

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

C.	Contingent liabilities (cont’d)

(1)	(cont’d)

The amount of the claim is about $3.8 billion. A preliminary hearing on the request was scheduled for April 30, 2017. In the Company’s estimation, based on the factual material provided to it and the relevant court decision, the chances that the plaintiffs’ contentions will be rejected are greater than the chances they will be accepted.

(2)	Increase in level of Pond 5 (hereinafter – “the Pond”)

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

The Ein Boqeq and Hamei Zohar hotels, the town of Neve Zohar and other facilities and infrastructures are located on the western beach of the Pond. Raising the water level of the Pond above a certain level is likely to cause structural damage to the foundations and the hotel buildings situated close to the water’s edge, to the settlement of Neve Zohar and to other infrastructures located along the western shoreline of the Pond. This situation requires establishment of defenses for the facilities and infrastructures of the hotels located on the shores of the Pond.

The project for construction of the temporary defenses has been underway for several years. As part of such defenses, from time to time, the dyke along the western beachfront of the Pond, across from the hotels, is raised, together with, in many places, a system for lowering subterranean water. As at the date of the report, there is agreement between DSW and the Government of Israel that the Company will bear 39.5% of the costs of financing the temporary defenses and the Government will finance the balance thereof.

The interim defenses have not yet been fully completed, however the dykes have been raised to a level that permits raising of the water level up to a height of 15.1 meters, subject to approval of the plenary Committee for National Infrastructures, in a number of phases, on the way to the final raising.

In July 2012, an agreement was signed with the Government of Israel, regarding "Execution and Funding of the Dead Sea Protection Project and Increase of the Royalties Paid to the State" (hereinafter – "the Salt Harvesting Project"). The purpose of the Salt Harvesting Project is to provide a solution for the raising of the water level in the Pond and stabilizing of the water therein at a fixed level by harvesting of the salt from this pond and transferring it to the Northern Basin of the Dead Sea.

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

C.	Contingent liabilities (cont’d)

(2)	(cont’d)

The highlights of the agreement are set forth below:

a.	The planning and execution of the Salt Harvesting Project will be performed by DSW.

b.	The Salt Harvesting Project as well as the project for the new pumping station that is to be constructed, constitute an Israeli national infrastructure project that will be promoted by the Israeli Committee for National Infrastructures.

c.	Starting from January 1, 2017, the water level in the pond will not rise above 15.1 meters in DSW’s network (about 390 meters below sea level). DSW will be required to pay compensation in respect of any damages caused, if at all, as a result of a rise of the water level beyond the level determined. In the case of a material deviation from the timetables for execution of the Salt Harvesting Project as a result of a requirement for changes by the planning institutions, as a result of which the Plan is not approved on time, or due a decision of a judicial tribunal that caused a delay of at least one year in provision of effect to the Salt Harvesting Project by the planning institutions, without the Company having violated its obligations, the Company will be permitted to request raising of the water level above that stated above.

In December 2015, National Infrastructures Plan 35A (hereinafter - the Plan), was approved by the National Infrastructures Committee, which includes the statutory infrastructure of the Salt Harvesting project in the evaporation ponds through, among other things, the construction of a new pumping station in the northern basin of the Dead Sea. In March 2016, the Government also approved the Plan.

d.	Increase in the rate of the royalties from 5% to 10% of sales, for quantities of chloride potash DSW sells in excess of 1.5 million tons annually. This increase applies to sales starting January 1, 2012. In addition, in respect of the period January 1, 2010 through January 1, 2012, the Company agreed to an additional royalty charge, at the rate of 5%, only on annual sales exceeding 3.0 million tons.

e.	In July 2012, as part of the agreement, the Government committed that at this time it sees no need to make additional changes to its specific fiscal policy regarding mining from the quarries at the Dead Sea, including the commercial utilization thereof and, accordingly, at this time, it will not initiate and will even object to, as applicable, proposed laws regarding this matter. The Company’s consent to the increase of the rate of the royalties, as stated in d. above, is contingent on implementation of the Government of Israel’s decision, as stated in this section. The agreement further provides that if legislation is enacted that changes the specific fiscal policy in connection with profits or royalties deriving from mining of quarries from the Dead Sea, the Company’s consent will not apply regarding increase in the rate of royalties on the surplus quantities referred to above, commencing from the date on which additional tax is collected as pursuant to the said legislation.

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

C.	Contingent liabilities (cont’d)

(2)	(cont’d)

In November 2015, the Economic Efficiency Law was published, including implementation of the Sheshinski Committee’s recommendations, which address royalties and taxation of excess profits from Dead Sea minerals. The law entered into effect on January 1, 2016.

The Company will bear 80% and the Government will bear 20% of the cost of the Salt Harvesting Project, however the Government's share will not exceed NIS 1.4 billion.

(3)	Spain

A. The subsidiary in Spain (hereinafter – "ICL Iberia") has two potash production centers – Suria and Sallent. As part of the efficiency plan, the Company intends to consolidate the activities of ICL Iberia onto one site by means of expanding the Suria production site and discontinuing the mining activities on the Sallent site. The mining activities in Spain require an environmental mining license and an urban license.

Sallent site – in 2013, the Spanish Regional Court issued a judgment invalidating ICL Iberia's environmental mining license, contending that there were defects in provision of the license by the Government of Catalonia. In September 2015, the Spanish Supreme Court affirmed this judgment.

In 2014, the Regional Court also invalidated the urban license, contending that the license does not comply with the required conditions for piling up salt on the site (a by-product of the potash production process). In connection with the validity of the urban license, after issuance of the decision of the Supreme Court, the local planning board (CUCC) of the Catalonian government determined new provisions, which became effective upon the Supreme Court's approval in November 2015, including, limitation of the height of the salt pile and temporary extension of the salt piling activities up to the earlier of June 30, 2017 or when the salt pile reaches a height of about 538 meters. As at the date of the report, the height of the salt pile is 509 meters. In light of the said restrictions, continuation of the production activities on the Sallent site is contingent on finding a solution for treating the salt pile and the salt produced as part of the ongoing potash production process.

In November 2015, ICL Iberia signed a memorandum agreement for joint cooperation with the Government of Catalonia (hereinafter – “the Agreement”) that defines ICL Iberia’s activities in the country as preferential activities and the potash industry as a strategic public interest. The purpose of the agreement is, among other things, to arrange ICL Iberia's obligation to remove the salt pile on the Sallent site, including completion of the restoration plan of the site (see below) – all of which is to be completed no later than 2070 (removal of the salt pile is to be completed by 2065).

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

C.	Contingent liabilities (cont’d)

(3)	(cont’d)

At the end of 2016, a preliminary draft of the agreement was provided by the Government of Catalonia to all the parties involved for their comments. In February 2017, ICL Iberia submitted a request for approval of additional alternative solutions regarding the manner of handling the salt pile and extension of the period of the activities on the Sallent site beyond June 30, 2017. As at the date of the report, ICL Iberia's environmental mining license, had not yet been renewed by the Government of Catalonia.

Suria site – in April 2014, after a favorable survey was received from the Environmental Protection Authority in Catalonia, ICL Iberia received an environmental license that complies with the new environmental protection regulations in Spain (autoritzacio substantive), this being after ICL Iberia received the urban license.

Recently, it became clear that a number of technical problems found in the project with respect to the access tunnel to the Cabanasas mine (which is located on the Suria site) could delay its completion date. The Company is examining a number of alternatives for treatment and removal of the salt from this site.

Restoration plan – in 2015, in accordance with the provisions of the Spanish Environmental Protection Law, ICL Iberia submitted to the Government of Catalona a mining site restoration plan for the two production sites, Suria and Sallent, which includes, among other things, a plan for handling the salt piles and dismantling of facilities. The restoration plan for the Suria site is scheduled to run up to 2094, whereas the restoration plan for the Sallent site is scheduled to run up to 2070. During 2016, in light of talks held with the authorities in connection with the plan for treating the salt pile on the Sallent site, it was found that a number of changes in the plan are required with respect to the water pumping process, which constitutes part of the removal plan.

As a result of that stated above, based on an updated estimate of the projected costs, the Company recognized a provision in its financial statements for 2016 in respect of the historical waste treatment costs, in the amount of $40 million, in the “other expenses” category.

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

C.	Contingent liabilities (cont’d)

(3)	(cont’d)

B.	In January 2016, following complaints from competitors in the salt market in Spain, the European Commission announced that it will investigate whether ICL Iberia received illegal aid from the Spanish authorities regarding two issues:

(1)	Whether the guarantee amounts relating to environmental protection (the guarantees that are supposed to cover the potential cost of rehabilitation of the land), which were originally set at $2 million, are lower than the amount required by the EU and the national and regional environmental rules; and

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

C.	In the second half of 2016, a court decisions was rendered whereby ICL Iberia is solely responsible for contamination of the water in certain wells on the Suria site (due to an excess concentration of salt) and, therefore, it is liable for repair of the damages. As a result, based on management's estimate, the Company recorded a provision in its financial statements for 2016, in the amount of about $11 million.

(4)	Haifa Chemicals acquires potash from DSW as part of its manufacturing inputs. In accordance with the agreement between DSW and Haifa Chemicals, the price which Haifa Chemicals was charged was according to the average FOB price of DSW to its two largest customers in the prior quarter. In 2008, the agreement between Haifa Chemicals and DSW was cancelled and the parties did not succeed in reaching a new agreement. Haifa Chemicals contends that DSW’s price for the potash is not fair and it is not able to operate at this price level. In May 2009, an arbitration proceeding between the parties commenced with respect to the price of the potash.

In October 2016, following discussions aimed at settling the disputes and demands between DSW and Haifa Chemicals, a final arbitration decision ending the arbitration was rendered – with the consent of both parties. All past disputes and legal claims currently pending between the parties relating to the principal arbitration award rendered in 2014 and referring to potash sales for the years 2009 to 2016, inclusive, will be dismissed. Set forth below are the highlights of the decision:

a.	The arbitration award will be effective for thirteen years, commencing from January 1, 2017, and ending on December 31, 2029 (hereinafter – “the Arbitration Award Period”).

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

C.	Contingent liabilities (cont’d)

(4)	(cont’d)

b.	During the Arbitration Award Period, DSW will be obligated to sell an annual amount of 330,000 tonnes of potash to Haifa Chemicals (hereinafter – the Committed Quantities).

c.	The selling prices of potash in relation to the Committed Quantities will apply as determined by the arbitrator, while distinguishing between the price for a base quantity of approximately 270,000 tonnes of potash and the price for an additional quantity of approximately 60,000 tonnes of potash. In addition, it was determined that commencing 2022, DSW will be entitled to request to establish linkage mechanism in relation to the base quantity, to be aplied as of that year.

In light of that stated, the Company updated its provisions in an insignificant amount such that as at the date of the report, the total amount of the provision is $13 million.

(5)	In 2014, ICL received a petition submitted in Israel to the District Court in respect of a purported class action against its subsidiary, DSW. According to the petition, the plaintiff is a farmer who has bought and currently buys potash in Israel for fertilization purposes, which is produced by DSW, and seeks to represent a group of class members that would include all purchasers of potash or products containing potash. The period covered by the claim is from January 1, 2007 up to the approval date of the compromise agreement referred to below.

In January 2017, the District Court of the Central District – Lod approved the compromise agreement, the highlights of which are as follows:

1.	The group of plaintiffs was defined as all the direct consumers, indirect consumers, farmers and end-users who acquired potash or a product in which potash is a component. It is clarified that Haifa Chemicals Ltd. and any party that acquired from it potash or its products in the downward supply chain are not included in the arrangement.

2.	Compensation for past damages – DSW will pay the group of plaintiffs the amount of about $5.5 million as compensation in respect of the period covered by the claim.

3.	Future arrangement – commencing from the date on which the court decision approving the compromise agreement becomes final, and up to the passage of 7 years therefrom, the price of the potash at the factory gate of DSW, without shipping and other expenses, shall not exceed the lower of: (a) $400 per ton of potash, or (b) the average of the three cheapest prices at which DSW sold potash to its customers outside of Israel in the quarter preceding the sale in Israel, after such price is adjusted to the factory gate (“the Controlled Price”). The Controlled Price will apply to a base quantity of 20,000 tons of potash per year, while beyond this quantity DSW will have no restriction with respect to the price. It was further agreed that in connection with granulated potash, DSW will be entitled to charge up to an additional $20 per ton of potash in excess of the Controlled Price. With reference to packaged potash, DSW will be entitled to charge the Controlled Price plus the average price charged to its foreign customers for packaging potash.

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

C.	Contingent liabilities (cont’d)

(6)	In 2013, a request for certification of a claim as a class action against the Company, Israel Corporation Ltd., Potashcorp Cooperative Agricultural Society Ltd., the members of the Company’s Board of Directors and its CEO, was filed in the District Court in Tel-Aviv, on the grounds of a misleading detail, deception and non-disclosure of a material detail in the Company’s reports, this allegedly being in violation of the provisions of the Securities Law and the general laws in Israel.

In December 2016, the District Court in Tel-Aviv rejected the request for certification of a claim as a class action as stated. In addition, the Court ruled that the plaintiff is to pay the Company and the other defendants part of the trial expenses and attorneys’ fees.

(7)	In 2015, the Israeli Public Utilities Authority – Electricity (hereinafter – "the Electricity Authority") resolved to impose certain electricity system management services charges also on private electricity producers as opposed to only on private consumers, this being retroactively from June 2013.

In August 2016, the Electricity Authority published a revision to its decision that gave rise to a reduction of the charges to the Company for the electricity system management services relating to prior periods.

In light of that stated, during 2016, the Company reduced its provision by $16 million against the “other income” category in the statement of income.

ICL, DSW and Rotem filed a petition against the decision of the Electricity Authority contending that the decision suffers from significant flaws. On January 23, 2017, the Supreme Court sitting as the High Court of Justice issued a conditional order against the State of Israel with reference to the “retroactive” charges. The State was required to submit its response affidavit in connection with the retroactive charges for 2013 and 2014.

(8)	In 2015, an appeal was filed in the Israeli Court for Water Matters by Man Nature and Law wherein the Court was requested to order the Government Water and Sewage Authority to issue a production license to DSW pursuant to the Water Law with respect to the transfer of water from the North Basin of the Dead Sea to the evaporation ponds in the Sea’s South Basin in order to regulate and supervise, within the framework of the production license, transfer of the water, as stated, in connection with certain aspects, including limitation of the quantities transferred. Recently, the Government Water and Sewage Authority issued directives to DSW (not in the framework of the production license), after hearing the latter’s position regarding transfer of the water, as stated, which included reference to quantities and reporting requirements. In January 2017, the Court rejected the appeal. On January 30, 2017, Man Nature and Law filed an appeal on the Court’s decision, as stated.

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

C.	Contingent liabilities (cont’d)

(9)	During the first half of 2016, a claim was filed by several plaintiffs in the United States District Court for the District of Columbia, against a large number of defendants, including the Company, alleging aggravated trespass and pillage. In August 2016, the plaintiffs removed the Company from the list of defendants.

(10)	In addition to the contingent liabilities, as stated above, as at the date of the report, the contingent liabilities regarding the matter of environmental protection and legal claims, which are pending against the Group, are in immaterial amounts. It is noted that part of the above claims is covered by insurance. In the Company’s estimation, the provisions recognized in its books are sufficient.

Note 21 – Equity

A.	Composition:

	As at December 31, 2016		As at December 31, 2015
	Authorized	Issued and paid	Authorized	Issued and paid

Number of Ordinary shares of NIS 1 par value (in millions)	1,485	1,301	1,485	1,300

Number of Special State share of NIS 1 par value	1	1	1	1

The reconciliation of the number of shares outstanding at the beginning and at the end of the year is as follows:

Number of Outstanding Shares (in millions)
As at January 1, 2015	1,296
Issuance of shares	4
As at December 31, 2015	1,300
Issuance of shares	1
As at December 31, 2016	1,301

In 2015, the Company acquired the balance of Allana’s shares, where part of the consideration, $16 million, was paid by means of issuance of 2.2 million ordinary shares of the Company.

As at December 31, 2016, the number of shares reserved for issuance under the Company’s option plans was 18 million.

B.	Rights conferred by the shares

The ordinary shares confer upon their holders voting rights (including appointment of directors by a simple majority at General Meetings of the shareholders), the right to participate in shareholders’ meetings, the right to receive profits and the right to a share in excess assets upon liquidation of ICL.

The Special State of Israel Share, held by the State of Israel in order to safeguard matters of vital interest of the State of Israel , confers upon it special rights to make decisions among other things on the following matters:

–	Sale or transfer of Company assets, which are “vital” to the State of Israel not in the ordinary course of business.

–	Voluntary liquidation, change or reorganization of the organizational structure of ICL or merger (excluding mergers of entities controlled by ICL that would not impair the rights or power of the Government, as holder of the Special State Share).

–	Any acquisition or holding of 14% or more of the issued share capital of ICL.

–	The acquisition or holding of 25% or more of the issued share capital of ICL (including augmentation of an existing holding up to 25%), even if there was previously an understanding regarding a holding of less than 25%.

–	Any percentage of holding of the Company’s shares, which confers upon its holder the right, ability or actual possibility to appoint, directly or indirectly, such number of the Company’s directors equal to half or more of the Company’s directors actually appointed.

Note 21 – Equity (cont'd)

C.	Share-based payments to employees

1.	Non-marketable options

Grant date	Employees entitled	Number of instruments (thousands)	Issuance's details	Instrument terms	Vesting conditions	Expiration date
November 26, 2012	Officers and senior employees	10,809	An issuance of non marketable and non transferrable options, for no consideration, under the 2014 Equity Compensation Plan, to 416 ICL officers and senior employees in Israel and overseas.	This plan includes a “cap” for the value of the shares where if as at the exercise date the closing price of an ordinary share is higher than twice the exercise price (the “Share Value Cap”), the number of the exercised shares will be reduced so that the product of the exercised shares actually issued to an offeree multiplied by the share closing price will equal to the product of the number of exercised options multiplied by the Share Value Cap.	3 equal tranches: November 26, 2013, November 26, 2014 and November 26, 2015	The first and second tranches is at the end of 48 months from the issuance date, and the expiration date of the options for the third tranches is at the end of 60 months from the issuance date.
	CEO (*)	1,190
August 6, 2014, for ICL's CEO-August 2014	Officers and senior employees	3,993	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan, to 450 ICL officers and senior employees in Israel and overseas.		3 equal tranches: December 1, 2016, December 1, 2017 and December 1, 2018	Two years from the vesting date.
	CEO (*)	367
May 12, 2015, for ICL's CEO & Chairman of the BOD - June 29, 2015	Officers and senior employees	6,729	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan, to 550 ICL officers and senior employees in Israel and overseas.	Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	The first and second tranches is at the end of 36 months after the grant date and the expiration date of the options in the third tranche is at the end of 48 months after the grant date.
	CEO (*)	530
	Chairman of BOD (*)	404
June 30, 2016, for ICL's CEO & Chairman of the BOD-September 5, 2016	Officers and senior employees	3,035	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan, to 90 ICL officers and senior employees in Israel and overseas.	Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.		June 30, 2023
	CEO (*)	625
	Chairman of BOD	185
February 14, 2017	CEO	114	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan (amended).	Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.		February 14, 2024

(*)	ICL’s CEO and Chairman of the BOD announced their resignation during 2016. For further details, see “additional information” below.

Note 21 – Equity (cont'd)

C.	Share-based payments to employees (cont'd)

1.	Non-marketable options (cont'd)

Additional Information

The options issued to the employees in Israel are covered by the provisions of Section 102 of the Israeli Income Tax Ordinance. The issuance will be performed through a trustee under the Capital Gains Track. The exercise price is linked to the CPI that is known as of the date of payment, which is the exercise date. In a case of distribution of a dividend by the Company, the exercise price is reduced on the “ex dividend” date, by the amount of the dividend per share (gross), based on the amount thereof in NIS on the effective date.

In September 2016, the Company’s CEO announced his resignation. In light of the above, during the third quarter of 2016 the grants awarded to the CEO as part of the Company’s equity compensation plans, which are not expected to vest by the end of his tenure, were forfeited. In addition, conclusion of the employer-employee relationship with the previous Chairman of the Company’s Board of Directors will take place on September 1, 2017. Accordingly, the grants awarded to him that will not vest by the said date were forfeited.

The fair value of the options granted under the 2012 equity compensation plan and the grants in 2014, under the 2014 equity compensation plan, was estimated using the binomial model for pricing options. The grants in 2015 and 2016 (under the 2014 equity compensation plan) were estimated using the Black & Scholes model for pricing options. The parameters used in applying the models are as follows:

		2014 Plan
	2012 Plan	Granted 2014	Granted 2015	Granted 2016
Share price (in $)	12.1	8.2	7.0	3.85
CPI-linked exercise price (in $)	12.1	8.4	7.2	4.31
Expected volatility:
First tranche	36.70%	29.40%	25.40%	30.51%
Second tranche	36.70%	31.20%	25.40%	30.51%
Third tranche	44.20%	40.80%	28.80%	30.51%
Expected life of options (in years):
First tranche	4.0	4.3	3.0	7.0
Second tranche	4.0	5.3	3.0	7.0
Third tranche	5.0	6.3	4.0	7.0
Risk-free interest rate:
First tranche	0.22%	(0.17)%	(1.00)%	0.01%
Second tranche	0.22%	0.05%	(1.00)%	0.01%
Third tranche	0.54%	0.24%	(0.88)%	0.01%
Fair value (in $ millions)	37.7	8.4	9.0	4.0
Weighted average grant date fair value per option (in $)	3.1	1.9	1.2	1.06

The expected volatility was determined on the basis of the historical volatility in the Company’s share prices. For every tranche shown in the above table, the vesting period is different. Since the expected life for each tranche is different, the Company used different expected volatility and risk-free interest rates for each tranche.

Note 21 – Equity (cont'd)

C.	Share-based payments to employees (cont'd)

1.	Non-marketable options (cont'd)

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

The cost of the benefit embedded in the options and shares from the Equity Compensation Plans 2012 and 2014 is recognized in the statement of income over the vesting period of each portion. Accordingly, in 2016, 2015 and 2014, the Company recorded expenses of about $15 million, about $15 million and about $12 million, respectively.

The movement in the options during 2016 and 2015 are as follows:

	Number of options (in millions)
	2012 Plan	2014 Plan
Balance as at January 1, 2015	12	4

Movement in 2015:
Allocated during the year	-	8
Forfeited during the year	(1)	-

Total options outstanding as at December 31, 2015	11	12

Movement in 2016:
Allocated during the year	-	4
Expired during the period	(8)	-
Forfeited during the year	-	(2)

Total options outstanding as at December 31, 2016	3	14

Note 21 – Equity (cont'd)

C.	Share-based payments to employees (cont'd)

1.	Non-marketable options (cont'd)

The exercise price for options outstanding at the beginning and end of each period are as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
2012 Plan US$	10.61	10.44	10.85
2014 Plan - Granted 2014 US$	6.81	6.90	7.26
2014 Plan - Granted 2015 US$	6.95	6.98	N/A
2014 Plan - Granted 2016 US$	4.35	N/A	N/A

The number of options vested at the end of each period and the weighted average exercise price for these options are as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
Number of options exercisable (In Millions)	10	11	8
Weighted average exercise price NIS	30.49	40.74	42.18
Weighted average exercise price US$	7.93	10.44	10.85

The range of exercise prices for the options outstanding at the end of each period are as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
Range of exercise price in NIS	16.59-40.78	26.92-40.74	28.24-42.18
Range of exercise price in US$	4.31-10.61	6.9-10.44	7.26-10.85

The average remaining contractual life for the outstanding vested options at the end of each period are as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
Average remaining contractual life for the outstanding vested options at the end of each period	1.25	1.91	1.51

Note 21 – Equity (cont'd)

C.	Share-based payments to employees (cont'd)

2.	Restricted shares

Grant date	Employees entitled	Number of instruments (thousands)	Vesting conditions	Instrument terms	Additional Information	Fair value at the grant date (Million)
August 6, 2014, for ICL's CEO – August 2014	Officers and senior employees	922	3 equal tranches: December 1, 2016, December 1, 2017 and December 1, 2018	An issuance for no consideration, under the 2014 Equity Compensation Plan, to 450 ICL officers and senior employees in Israel and overseas.	The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the grant date (the date approval of the BOD and/or the date of the approval of the General Meeting). The vesting date is subject to the directors continuing to serve in their positions on the vesting date, unless they ceased to hold office due to certain circumstances set forth in sections 231-232a and 233(2) of the Israeli Companies Law.	8.4
	CEO (*)	86
February 26, 2015	Directors of the company (excluding ICL's CEO)	99	(1) 50% will vest August 28, 2015 (2) 25% will vest February 26, 2017 (3) 25% will vest February 26, 2018	An issuance for no consideration, under the 2014 Equity Compensation Plan.		0.7
May 12, 2015, for ICL's CEO & Chairman of the BOD - June 29, 2015	Officers and senior employees	1,194	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date.	An issuance for no consideration, under the 2014 Equity Compensation Plan, to 550 ICL officers and senior employees in Israel and overseas.		9.7
	CEO (*)	90
	Chairman of the BOD (*)	68
December 23, 2015	ICL’s Directors (excluding ICL's CEO& Chairman of the BOD)	121	3 equal tranches: December 23, 2016, December 23, 2017 and December 23, 2018.	An issuance for no consideration, under the 2014 Equity Compensation Plan.		0.5
June 30, 2016, for ICL's CEO & Chairman of the BOD-September 5, 2016	Officers and senior employees	990	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date.	An issuance for no consideration, under the 2014 Equity Compensation Plan, to 90 ICL officers and senior employees in Israel and overseas.		4.8
	Chairman of the BOD	55
	CEO (*)	185
January 3, 2017	ICL’s Directors (excluding ICL's Chairman of the BOD)	146		An issuance for no consideration, under the 2014 Equity Compensation Plan (amended). The value includes a reduction of 5% from the value of the equity compensation, pursuant to the decision of the directors in March 2016, to reduce their annual cash compensation for 2016 and 2017.		1.0
February 14, 2017	CEO	38		An issuance for no consideration, under the 2014 Equity Compensation Plan (amended).		0.7

(*) ICL’s CEO and Chairman of the BOD announced their resignation during 2016. For further details, see “additional information” above.

Note 21 – Equity (cont’d)

D.	Dividends distributed to the Company's Shareholders

Board of Directors decision date to distribute the dividend	Actual date of distribution of the dividend	Gross amount of the dividend distributed (in millions of $)	Net amount of the distribution (net of the subsidiary’s share) (in millions of $)	Amount of the dividend per share

February 11, 2014	March 26, 2014	500	499.1	$0.39
March 18, 2014	May 27, 2014	83	82.9	$0.07
May 14, 2014	June 25, 2014	91.5	91.3	$0.07
August 6, 2014	September 17, 2014	47	47	$0.04
November 11, 2014	December 17, 2014	125	125	$0.10
March 19, 2015	April 29, 2015	59.5	59.5	$0.05
May 12, 2015	June 23, 2015	151	151	$0.12
August 11, 2015	September 10, 2015	52.5	52.5	$0.04
November 11, 2015	December 16, 2015	84	84	$0.07
March 15, 2016	April 18, 2016	67	67	$0.05
May 17, 2016	June 22, 2016	35	35	$0.03
August 9, 2016	September 27, 2016	60	60	$0.05
November 22, 2016	January 4, 2017	60	60	$0.05

Subsequent to the date of the report, on February 14, 2017, the Company’s Board of Directors decided to distribute a dividend in the amount of about $57 million, about $0.04 per share. The dividend will be distributed on April 4, 2017.

E.	Cumulative translation adjustment

The translation reserve includes all translation differences arising from translation of financial statements of foreign operations.

F.	Capital reserves

The capital reserves include expenses for share-based compensation to employees against a corresponding increase in equity (see C. above).

G.	Treasury shares

1) On August 4, 2014, the Company received 2.2 million ordinary shares of NIS 1 par value of the Company, for no consideration, which were held by a wholly-controlled subsidiary of the Company.

Note 21 – Equity (cont’d)

G.	Treasury shares (cont'd)

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

Note 22 - Details of Income Statement Items

	For the year ended December 31
	2016	2015	2014
	$ millions	$ millions	$ millions

Sales	5,363	5,405	6,111

Cost of sales
Materials	1,546	1,576	1,510
Energy	315	305	348
Cost of labor	753	694	823
Other	1,089	1,027	1,234
	3,703	3,602	3,915

Note 22 - Details of Income Statement Items (cont’d)

	For the year ended December 31
	2016	2015	2014
	$ millions	$ millions	$ millions
Selling, transport and marketing expenses
Transport	475	417	525
Cost of labor	119	113	160
Other	128	123	154

	722	653	839
General and administrative expenses
Cost of labor	188	150	146
Professional Services	77	103	73
Other	56	97	87
	321	350	306

Research and development expenses, net
Cost of labor	48	54	62
Other	25	20	25

	73	74	87

	For the year ended December 31
	2016	2015	2014
	$ millions	$ millions	$ millions
Other income and expenses
Insurance compensation	30	20	-
Retroactive electricity charges	16	-	-
Capital gain from divestitures of subsidiaries	-	215	-
Other capital gains	-	7	42
Past service cost	14	-	6
Other	11	8	5

Other income recorded in the income statements	71	250	53

Write-down and impairment of assets (1)	489	90	71
Provision for historical waste removal	51	20	7
Provision for early retirement and dismissal of employees	39	48	4
Provision in respect of prior periods resulting from an arbitration decision	13	10	149
Retroactive electricity charges	-	20	-
Other	26	23	28

Other expenses recorded in the income statements	618	211	259

(1)	See Note 13.

Note 22 - Details of Income Statement Items (cont’d)

	For the year ended December 31
	2016	2015	2014
	$ millions	$ millions	$ millions
Financing income and expenses
Financing income:
Financing income recorded in relation to employee benefits	-	-	3
Net change in fair value of derivative financial instruments	24	-	-
Net gain from changes in exchange rates and interest income	1	52	119
	25	52	122

Financing expenses:
Interest expenses to banks and others (*)	151	101	102
Financing expenses in relation to employee benefits	17	18	-
Bank commissions	4	5	2
Net change in fair value of derivative financial instruments	-	57	191
Net loss from changes in exchange rates	7	-	-

Financing expenses	179	181	295
Net of borrowing costs capitalized	22	21	16
	157	160	279

Net financing expenses recorded in the income statements	132	108	157

(*)	The interest expenses in 2016 include $38 million related to an agreement with the Israeli Tax Authority and interest related to royalties’ arbitration.

Note 23 - Financial Instruments and Risk Management

A.	General

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

Note 23 - Financial Instruments and Risk Management (cont’d)

B.	Groups and measurement bases of financial assets and financial liabilities

	As at December 31, 2016
	Financial assets			Financial liabilities
	Measured at fair value through the statement of income	Measured at fair value through the statement of comprehensive income	Loans and receivables	Measured at fair value through the statement of income	Measured at amortized cost
	$ millions	$ millions	$ millions	$ millions	$ millions

Cash and cash equivalents	-	-	87	-	-

Short-term investments and deposits	10	-	19	-	-

Trade receivables	-	-	966	-	-

Other receivables	12	-	47	-	-

Financial assets available for sale	-	253	-	-	-

Other non-current assets	3	-	9	-	-

Total financial assets	25	253	1,128	-	-

Short term credit	-	-	-	-	(588)

Trade payables	-	-	-	-	(644)

Other current liabilities	-	-	-	(3)	(334)

Long-term debt and debentures	-	-	-	-	(2,796)

Other non-current liabilities	-	-	-	(5)	(2)

Total financial liabilities	-	-	-	(8)	(4,364)

Total financial instruments, net	25	253	1,128	(8)	(4,364)

Note 23 - Financial Instruments and Risk Management (cont'd)

C.	Credit risk

(1)	General

(a)	Customer credit risks

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

Note 23 - Financial Instruments and Risk Management (cont'd)

C.	Credit risk (cont’d)

(2)	Maximum Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at December 31
	Carrying amount ($ millions)
	2016	2015
Cash and cash equivalents	87	161
Short term investments and deposits	29	87
Trade receivables	966	1,082
Other receivables	59	90
Financial assets available for sale	253	-
Other non-current assets	12	4
	1,406	1,424

The maximum exposure to credit risk for trade receivables, at the reporting date by geographic region was:

	As at December 31
	Carrying amount ($ millions)
	2016	2015
Eastern Europe	18	36
Western Europe	274	292
North America	154	147
South America	102	101
Asia	261	352
Israel	82	50
Other	75	104
	966	1,082

Note 23 - Financial Instruments and Risk Management (cont'd)

C.	Credit risk (cont'd)

(3)	Aging of debts and impairment losses

The aging of trade receivables at the reporting date was:

	As at December 31
	2016		2015
	Gross	Impairment	Gross	Impairment
	$ millions	$ millions	$ millions	$ millions
Not past due	832	-	961	-
Past due up to 3 months	91	-	110	-
Past due 3 to 12 months	44	(1)	13	(2)
Past due over 12 months	5	(5)	9	(9)
	972	(6)	1,093	(11)

The movement in the allowance of doubtful accounts during the year was as follows:

	2016	2015
	$ millions	$ millions
Balance as at January 1	11	8
Additional allowance	1	5
Write offs	(3)	-
Reversals	(2)	(1)
Changes due to translation differences	(1)	(1)
Balance as at December 31	6	11

Note 23 - Financial Instruments and Risk Management (cont'd)

D.	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to timely meet its liabilities, under both normal and stressed conditions, without incurring unwanted losses.

The Company manages the liquidity risk by holding cash balances, short-term deposits and secured bank credit facilities.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	As at December 31, 2016
	Carrying	12 months			More than
	amount	or less	1-2 years	3-5 years	5 years
	$ millions

Non-derivative financial liabilities

Short term credit (not including current maturities)	572	576	-	-	-
Trade payables	644	644	-	-	-
Other current liabilities	334	334	-	-	-
Long-term debt and debentures	2,812	113	111	1,641	1,556
	4,362	1,667	111	1,641	1,556

Financial liabilities – derivative instruments utilized for economic hedging

Interest rate swaps and options	5	-	-	1	4
Foreign exchange derivatives	3	3	-	-	-
	8	3	-	1	4

Note 23 - Financial Instruments and Risk Management (cont'd)

D.	Liquidity risk (cont'd)

	As at December 31, 2015
	Carrying	12 months			More than
	amount	or less	1-2 years	3-5 years	5 years
	$ millions

Non-derivative financial liabilities

Short term credit (not including current maturities)	660	676	-	-	-
Trade payables	716	716	-	-	-
Other current liabilities	387	387	-	-	-
Long-term debt and debentures	2,818	98	97	1,828	1,405
	4,581	1,877	97	1,828	1,405

Financial liabilities – derivative instruments utilized for economic and accounting hedging

Interest rate swaps and options	10	1	2	1	6
Foreign exchange derivatives	10	6	-	1	3
Derivative instruments on energy and marine transport	10	10	-	-	-
	30	17	2	2	9

Note 23 - Financial Instruments and Risk Management (cont'd)

E.	Market risk

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

(a)	Interest Rate Profile

Set forth below is detail regarding the type of interest on the Group’s non-derivative interest-bearing financial instruments:

	As at December 31
	2016	2015
	$ millions	$ millions
Fixed rate instruments:
Financial assets	27	35
Financial liabilities	(1,763)	(1,449)
	(1,736)	(1,414)
Variable rate instruments
Financial assets	95	217
Financial liabilities	(1,621)	(2,029)
	(1,526)	(1,812)

Note 23- Financial Instruments and Risk Management (cont'd)

E.	Market risk (cont’d)

1.	Interest risk (cont’d)

(b)	Sensitivity analysis for fixed rate instruments

Most of the Group’s instruments bearing fixed interest are not measured at fair value through the statement of income. Therefore, changes in the interest rate as at the date of the report will not be expected to have any impact on the profit or loss in respect of changes in the value of assets and liabilities bearing fixed interest.

(c)	Sensitivity analysis for variable rate instruments

The below analysis assumes that all other variables (except for the interest rate), in particular foreign currency rates, remain constant.

	As at December 31, 2016
	Impact on profit (loss)
	Decrease of	Decrease of	Increase of	Increase of
	1% in interest	0.5% in interest	0.5% in interest	1% in interest
	$ millions	$ millions	$ millions	$ millions
Changes in Dollar interest
Non-derivative instruments	11	6	(6)	(11)
SWAP instruments	(20)	(13)	1	8
	(9)	(7)	(5)	(3)
Changes in Shekel interest
SWAP instruments	38	21	(13)	(29)
Changes in Euro interest
Non-derivative instruments	2	1	(1)	(2)
Changes in other currencies interest
Non-derivative instruments	2	1	(1)	(2)

Note 23 - Financial Instruments and Risk Management (cont'd)

E.	Market risk (cont’d)

1.	Interest risk (cont’d)

(d)	Terms of derivative financial instruments used to hedge interest risk

As at December 31, 2016
Carrying
	amount	Stated	Maturity	Interest rate
	(fair value)	amount	date	range
	$ millions	$ millions	Years	%

Dollar
SWAP contracts from variable interest to fixed interest	(6)	380	0-4	1.4%-3.2%

	As at December 31, 2015
	Carrying
	amount	Stated	Maturity	Interest rate
	(fair value)	amount	date	range
	$ millions	$ millions	Years	%

Dollar
SWAP contracts from fixed interest to variable interest	(10)	400	0-9	1.4%-3.4%
Cylinder instruments	-	100	0-1	1.0%-3.0%

2.	Currency risk

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

Note 23 - Financial Instruments and Risk Management (cont'd)

E.	Market risk (cont'd)

2.	Currency risk (cont'd)

(a)	Sensitivity analysis

A 10% increase at the rate of the US$ against the following currencies would have increased (decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	As at December 31
	Impact on profit (loss)
	2016	2015
	$ millions	$ millions
Non-derivative financial instruments
Dollar/Euro	(75)	(134)
Dollar/NIS	92	42
Dollar/British Pound	-	1
Dollar/Japanese Yen	-	(1)
Dollar/Brazilian real	(1)	-
Dollar/Turkey Lira	(1)	-

A 10% decrease of the US$ against the above currencies at December 31 would have the same effect but in the opposite direction.

Note 23 - Financial Instruments and Risk Management (cont'd)

E.	Market risk (cont'd)

2.	Currency risk (cont'd)

(a)	Sensitivity analysis (cont'd)

Presented hereunder is a sensitivity analysis of the Group’s foreign currency derivative instruments as at December 31, 2016. Any change in the exchange rates of the principal currencies shown below as at December 31 would have increased (decreased) profit and loss and equity by the amounts shown below. This analysis assumes that all other variables remain constant.

	As at December 31, 2016
	Increase 10%	Increase 5%	Decrease 5%	Decrease 10%
	$ millions	$ millions	$ millions	$ millions

Euro/Dollar
Forward transactions	15	7	(6)	(12)
Options	4	2	(2)	(3)

Dollar/NIS
Forward transactions	(44)	(23)	25	54
Options	(63)	(28)	21	54
SWAP	(57)	(30)	33	70

GBP/Dollar
Forward transactions	1	-	-	(1)
Options	(2)	(1)	-	-

GBP/Euro
Options	(2)	(1)	-	1

Note 23 - Financial Instruments and Risk Management (cont'd)

E.	Market risk (cont'd)

2.	Currency risk (cont'd)

(b)	Terms of derivative financial instruments used to economically hedge foreign currency risk

	As at December 31, 2016
	Carrying amount	Stated amount	Average
	$ millions	$ millions	exchange rate

Forward contracts
NIS/Dollar	-	483	3.8
Dollar/Euro	4	265	1.1
Dollar/JPY	-	4	115.9
Dollar/GBP	1	84	1.3
Dollar/RMB	1	30	6.8
Other	-	10	-

Currency and interest SWAPs
Shekel to Dollars	3	571	3.7

Put options
NIS/Dollar	4	599	3.7
Dollar/Euro	2	41	1.1
Dollar/JPY	-	3	107.7
Euro/GBP	-	15	0.8
Dollar/GBP	(1)	11	1.3

Call options
NIS/Dollar	(6)	599	3.7
Dollar/Euro	-	41	1.1
Dollar/JPY	-	3	107.7
Euro/GBP	-	15	0.8
Dollar/GBP	-	11	1.3

Note 23 - Financial Instruments and Risk Management (cont'd)

E.	Market risk (cont'd)

2.	Currency risk (cont'd)

(b)	Terms of derivative financial instruments used to economically hedge foreign currency risk (cont’d)

	As at December 31, 2016
	Carrying amount	Stated amount	Average
	$ millions	$ millions	exchange rate

Forward contracts
NIS/Dollar	-	229	3.9
Dollar/Euro	(1)	291	1.1
Dollar/JPY	-	4	120.1
Euro/GBP	3	565	0.7
Dollar/GBP	2	215	1.5
Dollar/RMB	-	209	6.6
Other	-	15	-

Currency and interest SWAPs
Shekel to Dollars	(4)	170	3.7

Put options
NIS/Dollar	8	621	3.8
Dollar/Euro	1	39	1.1
Dollar/JPY	-	3	123.9
Euro/GBP	-	7	0.7
Dollar/GBP	-	1	1.6
Dollar/RMB	-	100	6.2

Call options
NIS/Dollar	(10)	621	3.8
Dollar/Euro	-	39	1.1
Dollar/JPY	-	3	123.9
Euro/GBP	-	7	0.7
Dollar/GBP	-	1	1.6

The maturity date of all of the derivatives used to economically hedge foreign currency risk is up to a year.

Note 23 - Financial Instruments and Risk Management (cont'd)

E.	Market risk (cont'd)

2.	Currency risk (cont'd)

(c)	Linkage terms of monetary balances – in millions of Dollars

	As at December 31, 2016
	US$	Euro	GBP	NIS	JPY	RMB	Others
Non-derivative instruments:
Cash and cash equivalents	12	22	2	2	2	38	9
Short term investments and deposits	18	-	-	-	-	5	6
Trade receivables	533	199	36	50	7	84	57
Other receivables	41	-	-	5	-	-	-
Financial assets available for sale	-	-	-	-	-	253	-
Other non-current assets	8	1	-	-	-	-	-
Total financial assets	612	222	38	57	9	380	72

Short-term credit	254	101	21	38	-	165	9
Trade payables	138	161	23	201	-	107	14
Other current liabilities	35	59	10	204	-	17	9
Long term debt, debentures and others	1,983	150	-	542	-	87	36
Total financial liabilities	2,410	471	54	985	-	376	68

Total non-derivative financial instruments, net	(1,798)	(249)	(16)	(928)	9	4	4

Derivative instruments:
Forward transactions	-	265	84	483	4	30	10
Cylinder	-	41	26	599	3	-	-
SWAPS – dollar into shekel	-	-	-	571	-		-
Total derivative instruments	-	306	110	1,653	7	30	10

Net exposure	(1,798)	57	94	725	16	34	14

Note 23 - Financial Instruments and Risk Management (cont'd)

E.	Market risk (cont'd)

2.	Currency risk (cont'd)

(c)	Linkage terms of monetary balances – in millions of Dollars (cont'd)

	As at December 31, 2015
	US$	Euro	GBP	NIS	JPY	RMB	Others
Non-derivative instruments:
Cash and cash equivalents	33	21	5	2	4	83	13
Short term investments and deposits	75	4	1	1	-	4	2
Trade receivables	610	219	37	52	10	102	52
Other receivables	73	1	-	7	-	-	-
Other non-current assets	3	-	-	-	-	-	1
Total financial assets	794	245	43	62	14	189	68

Short-term credit	271	91	16	6	-	282	7
Trade payables	185	154	34	201	1	122	19
Other current liabilities	53	114	38	154	-	22	6
Long term debt, debentures and others	2,567	66	-	141	-	-	31
Total financial liabilities	3,076	425	88	502	1	426	63

Total non-derivative financial instruments, net	(2,282)	(180)	(45)	(440)	13	(237)	5

Derivative instruments:
Forward transactions	-	291	(215)	229	(4)	209	580
Cylinder	-	(39)	1	621	(3)	100	7
SWAPS – dollar into shekel	-	-	-	170	-	-	-
Total derivative instruments	-	252	(214)	1,020	(7)	309	587

Net exposure	(2,282)	72	(259)	580	6	72	592

Note 23 - Financial Instruments and Risk Management (cont'd)

E.	Market risk (cont’d)

3.	Other price risk

A.	Investment in securities

The Group companies have an investment in marketable securities, in the amount of approximately $10 million. The impact of the change in the fair value of this investment will be recorded in the statement of income in “financing expenses” category.

B.	Investment in shares

The Company has an investment in 15% of the issued and outstanding share capital on a fully diluted basis of YTH, in the amount of approximately $253 million. The investment will be measured at fair value, and fair value updates, other than impairment losses, will be recognized directly in the statement of comprehensive income.

C.	Hedging of marine shipping and energy transactions

The Company is exposed to risk in respect of marine shipping and energy costs. The Company uses marine shipping and energy derivatives to hedge the risk that its cash flows will be affected by changes in marine shipping and energy prices. As at December 31, 2016, the fair value of the marine shipping and energy derivatives was approximately $0.4 million.

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

The following table details the book value and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

	As at December 31, 2016		As at December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value
	$ millions	$ millions	$ millions	$ millions
Loans bearing fixed interest (1)	293	306	391	411

Debentures bearing fixed interest
Marketable (2)	1,201	1,201	793	803
Non-marketable (3)	281	283	281	285
	1,775	1,790	1,465	1,499

(1) The fair value of the shekel, euro, dollar and yuan loans issued bearing fixed interest is based on calculation of the present value of the cash flows in respect of the principal and the interest and is discounted at the market interest rates on the measurement date for similar loans having similar characteristics and is classified as Level 2 in the fair value hierarchy. The average discount interest as at December 31, 2016 for the shekel, euro, dollar and yuan loans was 3.3%, 2.3%, 4.2% and 5.6% respectively (December 31, 2015 for the shekel, euro, dollar and yuan loans – 2.8%, 1.35% and 3.1% and 5.2%, respectively).

Note 23 - Financial Instruments and Risk Management (cont'd)

F.	Fair value of financial instruments (cont'd)

(2) The fair value of the marketable debentures is based on the quoted stock exchange price and is classified as Level 1 in the fair value hierarchy.

(3) The fair value of the non-marketable debentures is based on calculation of the present value of the cash flows in respect of the principal and the interest and is discounted at the Libor rate customary in the market for similar loans having similar characteristics and is classified as Level 2 in the fair value hierarchy. The average discount interest as at December 31, 2016 was 4.98% (December 31, 2015 – 4.85%).

G.	Hierarchy of fair value

The following table presents an analysis of the financial instruments measured by fair value, using the valuation method. (See Note 4 for more details regarding the valuation method).

The following levels were defined:

Level 1: Quoted (unadjusted) prices in an active market for identical instruments

Level 2: Observed data (directly or indirectly) not included in Level 1 above.

Level 3: Inputs that are not based on observable market data.

	As at December 31, 2016
	Level 1	Level 2	Level 3	Total
	$ millions	$ millions	$ millions	$ millions

Securities held for trading purposes	10	-	-	10
Financial assets available for sale (1)	-	-	253	253
Derivatives used for economic hedging, net	-	7	-	7
	10	7	253	270

(1)	For further details see Note 9 to our audited financial statements.

Note 24 - Earnings per Share

Basic earnings per share

Calculation of the basic earnings per share for the year ended December 31, 2016, is based on the earnings allocated to the holders of the ordinary shares divided by the weighted-average number of ordinary shares outstanding, calculated as follows:

	For the year ended December 31
	2016	2015	2014
	$ millions	$ millions	$ millions

Earnings (losses) attributed to the shareholders of the Company	(122)	509	464

Weighted-average number of ordinary shares in thousands:

	For the year ended December 31
	2016	2015	2014
	Shares thousands	Shares thousands	Shares thousands

Balance as at January 1	1,272,516	1,270,408	1,270,426
Shares issued during the year	-	1,174	-
Shares vested	779	42	-
Weighted average number of ordinary shares used in computation of the basic earnings per share	1,273,295	1,271,624	1,270,426

Diluted earnings per share

Calculation of the diluted earnings per share for the year ended December 31, 2016, is based on the earnings allocated to the holders of the ordinary shares divided by the weighted-average number of ordinary shares outstanding after adjustment for the number of potential diluted ordinary shares, calculated as follows:

Weighted average number of ordinary shares (diluted) in thousands:

	For the year ended December 31
	2016	2015	2014
	Shares thousands	Shares thousands	Shares thousands

Weighted average number of ordinary shares used in the computation of the basic earnings per share	1,273,295	1,271,624	1,270,426
Effect of stock options and restricted shares	-	632	32
Weighted average number of ordinary shares used in the computation of the diluted earnings per share	1,273,295	1,272,256	1,270,458

At December 31, 2016, 14 million options (at December 31, 2015 and 2014 – 24 million options and 16 million options respectively), were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares, for purposes of calculating the dilutive effect of the stock options, is based on the quoted market prices for the period in which the options were outstanding.

Note 25 - Related and Interested Parties

Related parties within its meaning in IAS 24 (2009), “Related Parties Disclosure”; Interested parties within their meaning in Paragraph 1 of the definition of an “interested party” in Section 1 of the Israeli Securities Law, 1968.

A.	Parent company and subsidiaries

Israel Corporation Ltd. (hereinafter – Israel Corp.) is a public company listed for trading on the Tel-Aviv Stock Exchange (TASE). Based on the information provided by Israel Corp., Millenium Investments Elad Ltd. (“Millenium”) and Mr. Idan Ofer are considered as joint controlling shareholders of Israel Corp., for purposes of the Israeli Securities Law (each of Millenium and Mr. Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director of Millenium and has an indirect interest in it as the beneficiary of the foreign discretionary trust that has indirect control of Millenium). Millenium holds approximately 46% of the share capital in Israel Corp., which holds as at February 14, 2017, approximately 46.18% of the voting rights and issued share capital of the Company. Millenium is held by Mashat Investments Ltd. (“Mashat”) and by XT Investments Ltd. (“XT Investments”), with 80% and 20% holding rates in the issued share capital, respectively (it is noted that Mashat granted XT Investments a power of attorney for a fixed period (which is extendable) to vote according to XT's discretion at General Meetings of Millenium in respect of shares constituting 5% of the voting rights in Millenium). Mashat is a private company, wholly owned by a Dutch company, Ansonia Holdings Singapore B.V. (“Ansonia”). Ansonia is a wholly-owned subsidiary of Jelany Corporation N.V. (registered in Curaçao), which is a wholly-owned subsidiary of the Liberian company, Court Investments Ltd. (“Court”). Court is wholly owned by a foreign discretionary trust, in which Mr. Idan Ofer is the beneficiary. XT Investments, which directly holds approximately 1.24% of the share capital of Israel Corp., is a shareholder in Millenium, as stated. XT Investments is a private company, held in full by XT Holdings Ltd. (“XT Holdings”), a private company whose ordinary shares are held in equal shares by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and by Lynav Holdings Ltd., a company that is controlled by a foreign discretionary trust in which Mr. Idan Ofer is a prime beneficiary. Mr. Ehud Angel holds, among other things, a special share that grants him, inter alia, under certain limitations and for certain issues, an additional vote on the Board of Directors of XT Holdings. In addition, Kirby Enterprises Inc., which is indirectly held by the same trust that holds Mashat, in which, as stated, Mr. Idan Ofer is the beneficiary, holds approximately 0.74% of the share capital of Israel Corp. Furthermore, Mr. Idan Ofer holds directly approximately 3.85% of the share capital of Israel Corp. Furthermore, XT Investments directly holds approximately 0.03% of the Company's capital (namely, 377,662 ordinary shares).

As disclosed by Israel Corp., on February 14, 2017, (hereinafter – “the reporting date”) the number of ICL's shares held by Israel Corp. includes 2,286,720 ordinary shares, which Israel Corp. has a right to regain within 60 days from the reporting date, subject to certain forward sale agreements, as set forth in ICL's registration statement on Form F-1 (hereinafter – the forward agreements), filed with the Securities and Exchange Commission on September 23, 2014 (the "ICL Form F-1"). Israel Corp. does not have voting rights or dispositive power with respect to these ordinary shares subject to the forward agreements, which shares have been made available to the forward counterparties under the forward agreements. In accordance with the forward agreements, Israel Corp. will not regain voting rights and dispositive power with respect to all or a portion of such ordinary shares, unless it informs the forward counterparties otherwise at the relevant settlement dates, specified in the forward agreements. In addition, the payment related to the 2,286,720 ordinary shares will be in installments on a number of settlement dates.

Note 25 - Related and Interested Parties (cont’d)

A.	Parent company and subsidiaries (cont’d)

As at the reporting date, the number of ICL's shares held by Israel Corp. excludes 31,633,688 ordinary shares, which Israel Corp. has a right to regain after 60 days following the reporting date, subject to the forward agreements. Israel Corp. does not have voting rights or dispositive power with respect to these 31,633,688 ordinary shares, subject to the forward agreements, which shares have been made available to the forward counterparties. Under the forward agreements, Israel Corp. will not regain voting and dispositive power with respect to all or a portion of such 31,633,688 ordinary shares, unless it informs the forward counterparties otherwise at the relevant settlement dates specified in the forward agreements. In addition, the payment related to the 31,633,688 ordinary shares is expected to be in installments, on a number of settlement dates over a period of approximately three years. Even though Israel Corp. holds less than 50% of the Company’s ordinary shares, it still has decisive influence at the General Meetings of the Company’s shareholders and, effectively, it has the power to appoint directors and to exert significant influence with respect to the composition of the Company’s Board of Directors.

Note 25 - Related and Interested Parties (cont'd)

B.	Benefits to key management personnel (including directors)

The senior managers, in addition to their salaries, are entitled to non-cash benefits (such as vehicle and telephone etc.). The Group contributes to a post-employment defined benefit plan on their behalf. In accordance with the terms of the plan, the retirement age of senior managers is 67. Senior managers and directors also participate in the Company's incentive and equity remuneration plans (options for Company shares and restricted shares (see Note 21 – Share-Based Payments).

Benefits for key management personnel (in total 21 and 25 key management personnel including directors, in 2016 and 2015 respectively) comprised:

	For the year ended December 31
	2016	2015
	$ millions	$ millions
Short-term benefits	8	8
Post-employment benefits	1	1
Share-based payments	2	6
Total *	11	15
* To interested parties employed by the Company	3	4
* To interested parties not employed by the Company	2	1

C.	Ordinary transactions that are not exceptional

The Company’s Board of Directors, with the agreement of the Audit Committee, decided that a transaction with related and interested parties will be considered a “negligible transaction” for public reporting purposes if all the following conditions have been met:

(1) It is not an “extraordinary transaction” within the meaning thereof in the Companies Law.

(2) The effect of each of the parameters listed hereunder is less than one percent (hereinafter – “the Negligibility Threshold”),

For every transaction or arrangement that is tested for the Negligibility Threshold, the parameters will be examined, to the extent they are relevant, on the basis of the Company's condensed or audited consolidated financial statements, as applicable, prior to the transaction, as detailed below:

—	Assets ratio – the amount of the assets in the transaction (assets acquired or sold) divided by total assets.

—	Equity ratio – the increase or decrease in equity divided by the total equity.

—	Revenue ratio – estimated revenue from the transaction divided by the annual revenue.

Note 25 – Related and Interested Parties (cont’d)

C.	Ordinary transactions that are not exceptional (cont’d)

—	Manufacturing expenses ratio – the amount of the expenses in the transaction divided by the annual cost of sales.

—	Profit ratio – the profit or loss attributed to the transaction divided by total annual comprehensive income or loss during the period.

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

D.	Transactions with related and interested parties

	For the year ended December 31
	2016	2015	2014
	$ millions	$ millions	$ millions
Sales	35	32	6
Cost of sales (1)	113	127	17
Selling, transport and marketing expenses	7	9	16
Financing expenses (income), net (3)	-	22	48
Management fees to the parent company (2)	1	2	4

(1)	A subsidiary in the Specialty Solutions segment entered into a long-term agreement with PCS, an interested party of the Company for the acquisition of food quality phosphoric acid. The agreement was signed before the subsidiary was acquired by the Company and is in effect until 2018.

In addition, in 2013, the Company's Board of Directors authorized certain subsidiaries in Israel to purchase electricity from OPC Rotem (a company related to the Company’s controlling shareholder).

(2)	In 2011, the General Meeting of the Company’s shareholders approved a management agreement between Israel Corporation Ltd. and its subsidiary, on the one hand, and the Company, on the other hand, for the years 2012 until 2014, whereby the Company will pay Israel Corporation annual management fees, in the amount of $3.5 million, plus VAT as per law. In 2015, the Remuneration Committee, the Board of Directors and the General Meeting of the Company’s shareholders approved the extension of the management agreement for the years 2015 through 2017, on the same terms, except for the following changes: (1) upon approval of the service conditions of the Chairman of the Company’s Board of Directors, as Acting Chairman, the management fees will be reduced to $1 million, plus VAT as per law. If the Chairman of the Company’s Board of Directors is appointed as Acting Chairman, and thereafter he ceases to serve and to receive remuneration as Acting Chairman, commencing from that time the management fees will return to $3.5 million, plus VAT as per law; and the management agreement was amended such that it permits the Company to provide equity remuneration to directors that serve and/or will serve from time to time and that are employed by Israel Corporation (such directors do not receive cash remuneration in respect of their service). It is noted that the Remuneration Committee, the Board of Directors and the General Meeting of the Company’s shareholders approved that equity remuneration that will be granted to directors, as stated, or the economic benefit in respect thereof, shall be transferred to Israel Corporation.

(3)	In April 2016, Bank Leumi L’Israel Ltd. (Leumi), an interested party in ICL, sold its holdings in Israel Corporation’s shares (5.86%). As a result, from the time of the said sale, Leumi ceased to be an interested party in ICL.

(4)	Subsequent to the date of the report, on March 13 and 14, 2017, ICL's Audit and Accounting Committee and its Board of Directors, respectively, approved a framework agreement with the controlling shareholder, Israel Corporation Ltd. (hereinafter – Israel Corp.), for three years, according to which Israel Corp. can deposit, occasionally, an amount of up to $ 150 million in short-term U.S. dollar or shekel deposits in ICL subject to ICL’s will. The terms and conditions of the deposits, including the interest rate, will be determined on the date of the deposits. The deposits will be received by ICL without security.

Note 25 – Related and Interested Parties (cont’d)

E.	Balances with interested parties

1) Composition:

	As at December 31
	2016	2015
	$ millions	$ millions
Long-term deposits, net of current maturities	-	1
Other current assets (*)	8	33
Other current liabilities	20	33

* See D(3) above

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

Note 26 - Group Entities

		The Group’s ownership interest in it's significant subsidiary and investee companies for the year ended December 31
Name of company	Principal location of the company’s activity	2016	2015
ICL Israel Ltd.	Israel	100.00%	100.00%
Dead Sea Works Ltd.	Israel	100.00%	100.00%
Dead Sea Bromine Company Ltd.	Israel	100.00%	100.00%
Rotem Amfert Negev Ltd.	Israel	100.00%	100.00%
Mifalei Tovala Ltd.	Israel	100.00%	100.00%
Dead Sea Magnesium Ltd.	Israel	100.00%	100.00%
Ashli Chemicals (Holland) B.V.	Israel	100.00%	100.00%
Bromine Compounds Ltd.	Israel	100.00%	100.00%
Tetrabrom Technologies Ltd.	Israel	100.00%	100.00%
Fertilizers and Chemicals Ltd.	Israel	100.00%	100.00%
I.D.E. Technologies Ltd. *	Israel	50.00%	50.00%
Iberpotash S.A.	Spain	100.00%	100.00%
Fuentes Fertilizantes S.L.	Spain	100.00%	100.00%
ICL Europe Coöperatief U.A.	The Netherlands	100.00%	100.00%
ICL-IP Europe B.V	The Netherlands	100.00%	100.00%
ICL IP Terneuzen B.V	The Netherlands	100.00%	100.00%
ICL Fertilizers Europe C.V.	The Netherlands	100.00%	100.00%
ICL Finance B.V	The Netherlands	100.00%	100.00%
Everris International B.V.	The Netherlands	100.00%	100.00%
ICL Puriphos B.V	The Netherlands	100.00%	100.00%
Clearon Corp.	United States of America	0.00%	100.00%
Phosphorus Derivatives Inc.	United States of America	100.00%	100.00%
ICL Performance Products LP	United States of America	100.00%	100.00%
ICL-IP America Inc	United States of America	100.00%	100.00%
Everris N.A. Inc.	United States of America	100.00%	100.00%
BK Giulini GmbH	Germany	100.00%	100.00%
ICL Holding Germany GmbH	Germany	100.00%	100.00%
ICL-IP Bitterfeld GmbH	Germany	100.00%	100.00%
Rovita GmbH	Germany	100.00%	100.00%
Prolactal GmbH	Austria	100.00%	100.00%
Cleveland Potash Ltd.	United Kingdom	100.00%	100.00%
ICL Brasil, Ltda.	Brazil	100.00%	100.00%
ICL (Shanghai) Investment Co. Ltd.	China	100.00%	100.00%
Yunnan Phosphate Haikou Co. Ltd.	China	50.00%	50.00%
ICL Asia Ltd	Hong Kong	100.00%	100.00%
Alana Potash Afar PLC	Ehiopia	100.00%	100.00%

*	Investee company