Form 20-F
period 2017-12-31
ISRAEL CHEMICALS LTD
filed 2018-03-07
CIK 941221

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

The number of outstanding shares as of December 31, 2017 was:

Title of Class	Number of Shares Outstanding
Ordinary shares	1,302,970,049

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

Yes ☐                      No ☒

ICL

Where needs take us

Annual Report

For the Period Ended

December 31, 2017

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute “forward‑looking statements,” many of which can be identified by the use of forward‑looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward‑looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to, those identified in “Item 3 - Key Information— D. Risk Factors” in this Annual Report. These risks and uncertainties include factors relating to:

Loss or impairment of business licenses or mining permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or termination of engagements with contractors  and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental programs or tax benefits, creation of new fiscal or tax related legislation; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our information technology systems or breaches of our data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; volatility or crises in the financial markets; cost of compliance with environmental legislative and licensing restrictions; hazards inherent to chemical manufacturing; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors".

Forward‑looking statements speak only as at the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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

This Annual Report contains translations of certain NIS amounts into U.S. dollars at specified rates solely for your convenience. Unless otherwise indicated, we have translated NIS amounts as at December 31, 2017, into U.S. dollars at an exchange rate of NIS 3.467 to $1.00, and euro amounts into U.S. dollars at an exchange rate of €0.835 to $1.00, the daily representative exchange rate reported by the Bank of Israel for December 31, 2017.

Market data and certain industry data used in this Annual Report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information and industry publications, including publications, reports or releases of the International Monetary Fund (“IMF”), the U.S. Census Bureau, the Food and Agriculture Organization of the United Nations (“FAO”), the International Fertilizers Association (“IFA”), the United States Department of Agriculture (the “USDA”) and the United States Geological Survey. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this Annual Report, have not been independently verified. However, we believe such data is accurate. There is only a limited amount of independent data available about certain aspects of our industry, market and competitive position. As a result, certain data and information about our market rankings in certain product areas are based on our good faith estimates, which are derived from our review of internal data and information, information that we obtain from our customers, and other third-party sources. We believe these internal surveys and management estimates are reliable; however, no independent sources have verified such surveys and estimates.

In presenting and discussing our financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation or as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. A discussion of non-IFRS measures included in this Annual Report and a reconciliation of such measures to the most directly comparable IFRS measures are contained in this Annual Report under “Item 3 - Key Information— A. Selected Financial Data”.

In this Annual Report, unless otherwise indicated or the context otherwise requires, all references to “ICL,” the “Group,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Israel Chemicals Ltd., together with its consolidated subsidiaries. When we refer to our “parent company” or to “Israel Corporation,” we refer to our controlling shareholder, Israel Corporation. Unless otherwise indicated or the context otherwise requires, references in this Annual Report to “NIS” are to the legal currency of Israel, “U.S. dollars”, “$” or “dollars” are to United States dollars, “euro” or “€” are to the Euro, the legal currency of certain countries of the European Union, and “British pound” or “£” are to the legal currency of the United Kingdom. See “Item 4 - Information on the Company— A. History and Development of the Company”. We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent of the law, our rights or the rights of the applicable licensor to these trademarks and trade names. In this Annual Report, we also refer to product names, trademarks, and trade names that are the property of other companies. Each of the trademarks and trade names of other companies appearing in this Annual Report belongs to its owners. Our use or display of other companies’ product names, trademarks, or trade names is not intended to and does not imply a relationship with, or endorsement or sponsorship by us of, the product, trademark, or trade name owner, unless we otherwise indicate.

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

Cleveland Potash (CPL or ICL UK)	Cleveland Potash Ltd., a United Kingdom company included in ICL Potash & Magnesium.
CPI	The Consumer Price Index, as published by the Israeli Central Bureau of Statistics.
Dead Sea Bromine Company	Dead Sea Bromine Company Ltd., included in ICL Industrial Products.
Dead Sea Magnesium (DSM)	Dead Sea Magnesium Ltd., included in ICL Potash & Magnesium.
EPA	U.S. Environmental Protection Agency.
FAO	The Food and Agriculture Organization of the United Nations, an international food organization.
FOB
Free on board expenses are expenses for overland transportation, loading costs and other costs, up to and including the port of origin. In an FOB transaction, the seller pays the FOB expenses and the buyer pays the other costs from the port of origin onwards.

F&C	Fertilizers and Chemicals Ltd., included in ICL Specialty Fertilizers.
Iberpotash (ICL Iberia)	Iberpotash S.A., a Spanish company included in ICL Potash & Magnesium.
IC	Israel Corporation Ltd.
ICL Dead Sea (DSW)	Dead Sea Works Ltd., included in ICL Potash & Magnesium.
ICL Neot Hovav	Subsidiaries in the south of Israel, including facilities of Bromine Compounds Ltd.
ICL Rotem	Rotem Amfert Negev Ltd., included in ICL Phospate.
IFA	The International Fertilizers Industry Association, an international association of fertilizers manufacturers.
ILA	Israel Lands Administration.
IMF	International Monetary Fund.
K	The element potassium, one of the three main plant nutrients.
KNO3	Potassium Nitrate, soluble fertilizer containing N&P used as a stand-alone product or as a key component of some water-soluble blends.
KOH	Potassium hydroxide 50% liquid.
N	The element nitrogen, one of the three main plant nutrients.
NYSE	The New York Stock Exchange.
P	The element phosphorus, one of the three main plant nutrients, which is also used as a raw material in industry.
PCS/PotashCorp	Potash Corporation of Saskatchewan Inc., a Canadian company with the world's largest potash production capacity. In January 2018, PCS completed the merger with Agrium to form Nutrien.
Polymer	A chemical compound containing a long chain of repeating units linked by a chemical bond and created by polymerization.
Phosphate	Phosphate rock that contains the element phosphorus. Its concentration is measured in units of P2O5.
Polyhalite	A mineral whose commercial name is Polysulphate™, composed of potash, sulphur, calcium, and magnesium, used in its natural form as fertilizer for organic agriculture.
Potash	Potassium chloride (KCl), used as a plant’s main source of potassium.
P2O5	Phosphorus pentoxide.
P2S5	Phosphorus pentasulfide.
REACH	Registration, Evaluation and Authorization of Chemicals, a framework within the European Union.
Salt	Unless otherwise specified, sodium chloride (NaCl).
Soluble NPK	Soluble fertilizer containing the three basic elements for plant development (nitrogen, phosphorus and potash).
SOP	Potassium of Sulfate or 0-0-50, used as low chloride potassium source.
Tami	Tami (IMI) Research and Development Institute Ltd., the central research institute of ICL.
TASE	Tel Aviv Stock Exchange, Ltd.
USDA	United States Department of Agriculture.
Urea	A white granular or prill solid fertilizer containing 46% nitrogen.
4D	Clean green phosphoric acid, used as a raw material for purification processes.

Item 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3 – KEY INFORMATION

 A. SELECTED FINANCIAL DATA

We have derived the consolidated statements of income data for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 and the consolidated statements of financial position as of December 31, 2017, 2016, 2015, 2014 and 2013 from our audited consolidated financial statements which have been prepared in accordance with IFRS, as issued by the IASB for the years ended, December 31, 2017, 2016, 2015, 2014 and 2013. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and related notes and the information under “Item 5 - Operating and Financial Review and Prospects”, appearing elsewhere in this Annual Report. Our reporting currency is the U.S. dollar. Our historical results are not necessarily indicative of our results to be expected in any future period.

For the Year Ended December 31,
2017	2016	2015	2014	2013
US$ millions, except for the share data

Sales	5,418	5,363	5,405	6,111	6,272
Gross profit	1,672	1,660	1,803	2,196	2,410
Operating income (loss)	629	(3)	765	758	1,101
Income (loss) before income taxes	505	(117)	668	632	1,101
Net income (loss) attributable to the shareholders of the Company	364	(122)	509	464	819
Earnings (loss) per share (in dollars) :
Basic earnings (loss) per share	0.29	(0.10)	0.40	0.37	0.64
Diluted earnings (loss) per share	0.29	(0.10)	0.40	0.37	0.64
Weighted average number of ordinary shares outstanding:
Basic (in thousands)	1,276,072	1,273,295	1,271,624	1,270,426	1,270,414
Diluted (in thousands)	1,276,997	1,273,295	1,272,256	1,270,458	1,270,414
Dividends declared per common share (in dollars)	0.13	0.18	0.28	0.67	0.50

As at December 31,
2017	2016	2015	2014	2013
US$ millions

Statements of Financial Position Data :
Total assets	8,714	8,552	9,077	8,348	7,973
Total liabilities	5,784	5,893	5,889	5,348	4,294
Total equity	2,930	2,659	3,188	3,000	3,679

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

The table below reconciles total adjusted operating income and total adjusted net income attributable to the shareholders of the Company, to the comparable IFRS measures:

For the Year Ended December 31,
2017	2016	2015	2014	2013
US$ millions

Operating income (loss)	629	(3)	765	758	1,101
Impact of employee strike (1)	-	-	248	17	-
Capital (gain) loss (2)	(54)	1	(215)	(36)	-
Write-down and impairment of assets (3)	32	489	90	71	10
Provision for early retirement and dismissal of employees (4)	20	39	48	-	60
Provision for legal claims (5)	25	5	38	149	-
Provision for historical waste removal (6)	-	51	20	-	25
Other	-	-	-	1	-
Total adjustments to operating income (loss)	23	585	229	202	95
Adjusted operating income	652	582	994	960	1,196
Net income (loss) attributable to the shareholders of the Company	364	(122)	509	464	819
Total adjustments to operating income (loss)	23	585	229	202	95
Adjustments to finance expenses (7)	-	38	-	31	-
Total tax impact of the above operating income & finance expenses adjustments	(4)	(81)	(58)	(64)	(20)
Tax assessment and deferred tax adjustments (8)	6	36	19	62	118
Adjustments attributable to the non-controlling interests	-	(5)	-	-	-
Total adjusted net income - shareholders of the Company	389	451	699	695	1,012

This table includes various adjustments that were separately broken out in prior years.  The adjustments are the same as in prior years and only the presentation has changed.

(1)    Loss due to the strike that occurred in the Company’s facilities in Israel – in 2014 in ICL Rotem and in 2015 in DSW and ICL Neot Hovav.

(2)
Capital loss (gain) from sale of non-core businesses, transaction expenses relating to sale and acquisition of businesses and gain from consolidation and deconsolidation of businesses. In 2014, income from consolidation of previous equity method investee (increase in the rate of holdings from an investment accounted for using the equity method of accounting), in respect of a company in Brazil. In 2015, capital gain deriving mainly from the sale of non-core business activities and from consolidation of previous equity method investee (Allana Afar). In 2017, capital gain from IDE divestiture, in the amount of $41 million, capital gain from the deconsolidation of Allana Afar in Ethiopia, in the amount of $7 million and additional consideration received regarding earn-out of 2015 divestitures, in the amount of $6 million. See also – Note 9 and Note 11 to accompanying audited financial statements.

(3)    Impairment in value and write down of assets. In 2013, with respect to a write down of assets of a subsidiary in the United States. In 2014, with respect to a write down of assets of a subsidiary in the United States, in the amount of $40 million in view of the decline in the selling prices of the Company's products as a result of its competitors' strategy to increase their market share, and in view of the cancellation of the anti-dumping tax on Japanese chlorine-based biocide manufacturers in the fourth quarter of 2014, and impairment in the value of the activities classified as “held for sale” pursuant to IFRS 5 in Europe, in the amount of $31 million. In 2015, with respect to impairment in value of the activities classified as “held for sale” pursuant to IFRS 5 in Europe and in the United States, in the amount of $47 million and impairment in the value of assets of the Bromine facilities in Israel, in the amount of $43 million in view of the decision of the Company’s management regarding the continued use of various facilities on the Company's sites. In 2016, with respect to the write down of assets (including closure cost) relating to the global ERP project (Harmonization Project), in the amount of $282 million, write down of assets relating to discontinuance of the activities of Allana Afar in Ethiopia (including closure cost), in the amount of $202 million, and impairment in the value of assets of a subsidiary in the United Kingdom, in the amount of $5 million. In 2017, relating to impairment of an intangible asset in Spain, in the amount of $14 million, write-down of an investment in Namibia in the amount of $4 million and impairment of assets in China and the Netherlands, in the amount of $11 million and $3 million, respectively. See also – Note 14 to accompanying audited financial statements.

(4)   Provision for early retirement and dismissal of employees in accordance with the Company’s comprehensive global efficiency plan in its production facilities throughout the group. In 2013, with respect to ICL Rotem’s facilities in Israel. In 2015, with respect to the Bromine’s facilities in Israel and the Company’s facilities in the United Kingdom. In 2016, with respect to the Bromine’s facilities in Israel, the Company’s facilities in the United Kingdom and the facilities of the joint venture in China (reflected also in the non-controlling interests’ adjustment below). In 2017, provisions relating to ICL Rotem’s facilities in Israel, and to subsidiaries in North America (Everris NA Inc.) and Europe (Everris International B.V and BK Giulini GmbH). See also – Note 19 to accompanying audited financial statements.

(5)   Provision for legal claims. In 2014, provision in connection with prior periods in respect of royalties’ arbitration in Israel. In 2015, stemming mainly from provision in connection with prior periods in respect of costs of management services of the electricity system in DSW and ICL Rotem, pursuant to the Israeli Public Utilities Authority Electricity's resolution form 2015, to impose certain electricity system management services charges also on private electricity producers as opposed to only on private consumers, retroactively from June 2013, a provision in connection with prior periods in respect of royalties’ arbitration in Israel  and the settlement agreement that ended the Class Action brought by the farmers in Israel regarding potash prices. In 2016, stemming mainly from a provision in connection with prior periods in respect of royalties’ arbitration in Israel, the arbitration award ending the long commercial price dispute with Haifa Chemicals and reversal of the provision for retroactive electricity charges in connection with prior periods. In 2017, relating to a dispute with the National Company for Roads in Israel regarding damage caused to bridges by DSW, in the amount of $6 million, a decision of the European Commission concerning past grants received by a subsidiary in Spain, in the amount of $5 million, claims for damages related to the contamination of the water in certain wells at the Suria site in Spain, in the amount of $12 million, a provision in connection with prior periods in respect of royalties’ arbitration in Israel, in the amount of $6 million, reversal of the provision for retroactive electricity charges in connection with prior periods, in the amount of $6 million, and settlement of the dispute with Great Lakes(a subsidiary of Chemtura Corporation), in the amount of $2 million. See also – Note 21 to accompanying audited financial statements.

(6)
Provision for removal of waste in respect of prior periods. In 2013 and 2015, in respect of removal of historical waste stemming from bromine production at the facilities in Israel in light of the government’s requirement to accelerate the waste removal schedule leading to additional cost of implementing a different technology. In 2016, purification and removal of historical waste from the potash activities in Spain as a result of decisions made by the Spanish authorities in connection with the plan for treating the salt pile in the Sallent site leading to plan changes mainly related to the water pumping process involved in the salt treatment.

(7)   Interest and linkage expenses, mainly in connection with the royalties’ arbitration and tax assessments in Israel and Belgium relating to prior periods. In 2014, in connection with the royalties’ arbitration relating to prior periods. In 2016, in connection with the royalties’ arbitration relating to prior periods, in the amount of $26 million, and relating to a tax assessment in Israel relating to prior periods, in the amount of $12 million. In 2017, $3 million expenses related to a decision of the European Commission and income of $3 million in connection with the resolution of the Appeals Court for Tax matters in Belgium. See also – Note 18 and Note 21 to accompanying audited financial statements.

(8)
In 2013, mainly relating to a provision for taxes in connection with the Trapped Earnings Law in Israel relating to prior periods. In 2014, relating to a provision for taxes as a result of a change in Spain's Supreme Court judgment relating to prior periods. In 2015, relating to deferred taxes adjustment of prior periods in the magnesium. In 2016, relating to tax assessment in Israel and Belgium relating to prior periods. In 2017, an internal transaction in preparation of non-core business divestitures, resulting in tax liabilities of $31 million (it should be noted that the expected capital gain from divestment of the fire safety and oil additives businesses will be adjusted in 2018, subject to the closing of the transaction) and tax income of $25 million, relating to the resolution of the Appeals Court for Tax matters in Belgium. See also – Note 11 and Note 18 to accompanying audited financial statements.

Unaudited pro forma financial information for the divestment of the fire safety and oil additives business

On December 7, 2017, the Company entered into an agreement to sell its fire safety and oil additives business (P2S5 or phosphorus penta-sulfide) (hereinafter – the Business) to SK Invictus Holdings, L.P., an affiliate of SK Capital (hereinafter – the Buyer). The Business is part of the ICL Specialty Solutions’ Advanced Additives business line and has operations mainly in North America and Europe. Closing of the transaction is subject to several conditions which are expected to be met in the first half of 2018. The total consideration from the sale is expected to be in the amount of about $1 billion, before deduction of projected selling expenses and subject to customary closing adjustments regarding working capital and debt, of which about $950 million will be in cash and up to about $53 million will be in the form of preferred equity certificates issued by a subsidiary of the Buyer. Upon closing of the sale, the Company expects to recognize a gain of about $840 million and selling expenses of approximately $15 million. In light of that stated, in the financial statements for 2017, the Company reclassified the Business as “assets and liabilities held for sale”.

The following unaudited adjusted financial information is presented to illustrate the effect of the sale on the Company’s historical financial position and operating results. The expected gain and selling expenses are not reflected in the unaudited adjusted consolidated statements of income below. The net proceeds from the sale will be used immediately to reduce debt.

The products of the P2S5 business are used in the manufacture of lubrication oil additives, mining chemicals and pesticides. ICL’s fire safety unit is a leading supplier of chemicals and services for fighting wildfires and class A&B foams for extinguishing fires.

The unaudited adjusted consolidated statement of financial position as at December 31, 2017, below, is based on the Company’s consolidated financial statements as at December 31, 2017, under the assumption that the sale was completed on December 31, 2017. The unaudited consolidated statements of income for the years ended December 31, 2017, 2016 and 2015, below, are based on the Company’s consolidated financial statements for such years, under the assumption that the sale was completed on January 1, 2015. The adjustments made for purposes of preparation of the unaudited adjusted consolidated financial statements, as stated, are based on available information and certain assumptions that the Company believes are reasonable as at the date of this Report. For a description of the assumptions underlying the adjustments – see the accompanying notes, below.

The unaudited adjusted consolidated financial information was prepared based on International Financial Reporting Standards (IFRS), in accordance with the Company’s audited consolidated financial statements. Based on the Company’s examination, it was found that the sale does not qualify for “discontinued operations” accounting under “IFRS 5 – Non‑Current Assets Held for Sale and Discontinued Operations”. For additional information – see Note 11 to the audited consolidated financial statements.

Pursuant to the conditions stipulated in the rules of the U.S. Securities and Exchange Commission (SEC) – Article 11 of Regulation S-X, the Company is not subject to a reporting requirement in connection with pro forma financial information in this Annual Report. Notwithstanding that stated, since the Company’s parent company (Israel Corporation Ltd.) is subject to the Regulations of the Israeli Securities Authority, the Company is subject to certain reporting requirements under these Regulations, among others, a reporting requirement regarding pro forma financial information relating to the sale transaction. The unaudited adjusted consolidated financial information presented below has been prepared in accordance with the Israeli reporting requirements.

At this stage, there is no complete certainty that the transaction will be completed, or that it will be completed based on the terms set forth above.

The unaudited adjusted consolidated financial statements are presented for illustrative purposes only and do not purport to present the financial position or results of operations of future periods or the financial position or results of operations that actually would have been realized had the sale been consummated on the date or for the periods presented. The unaudited adjusted consolidated financial information should be read in conjunction with the Company’s audited consolidated financial statements and notes as at December 31, 2017 and for the year then ended, which are included in this Annual Report on Form 20-F.

Unaudited Consolidated Statements of Financial Position as at December 31, 2017

As Reported (a)	Adjustments (b)		As adjusted
$ millions	$ millions	Note	$ millions

Current assets
Cash and cash equivalents	83	-		83
Short-term investments and deposits	90	-		90
Trade receivables	932	7	b1	939
Inventories	1,226	-		1,226
Assets held for sale	169	(169)	b2	-
Other receivables	225	11	b1, b3	236
Total current assets	2,725	(151)		2,574

Non-current assets
Investments in equity-accounted investees	29	-		29
Financial assets available for sale	212	-		212
Deferred tax assets	132	-		132
Property, plant and equipment	4,521	-		4,521
Intangible assets	722	-		722
Other non-current assets	373	53		426
Total non-current assets	5,989	53		6,042

Total assets	8,714	(98)		8,616

Current liabilities
Short-term credit	822	(65)	b3	757
Trade payables	790	-		790
Provisions	78	-		78
Liabilities held for sale	43	(43)	b2	-
Other current liabilities	595	-		595
Total current liabilities	2,328	(108)		2,220

Non-current liabilities
Long-term debt and debentures	2,388	(765)	b3	1,623
Deferred tax liabilities	228	-		228
Long-term employee provisions	640	-		640
Provisions	193	-		193
Other non-current liabilities	7	-		7
Total non-current liabilities	3,456	(765)		2,691

Total liabilities	5,784	(873)		4,911

Equity
Total shareholders’ equity	2,859	775		3,634
Non-controlling interests	71	-		71
Total equity	2,930	775		3,705

Total liabilities and equity	8,714	(98)		8,616

Unaudited Consolidated Statements of Income

For the year ended December 31, 2017
As Reported (a)	Fire safety & Oil additives (b)		Intercompany adjustments (c)		As adjusted
$ millions	$ millions	Note	$ millions	Note	$ millions

Sales	5,418	(309)		-		5,109
Cost of sales	3,746	(165)		-		3,581

Gross profit	1,672	(144)		-		1,528

Selling, transport and marketing expenses	746	(15)		-		731
General and administrative expenses	261	(12)		10	c1	259
Research and development expenses	55	(1)		-		54
Other expenses	90	-		-		90
Other income	(109)	-		-		(109)

Operating income	629	(116)		(10)		503

Finance expenses	229	-		(17)	c2	212
Finance income	(105)	-		-		(105)

Finance expenses, net	124	-		(17)		107

Income before income taxes	505	(116)		7		396

Provision for income taxes	158	(39)	b1	2		121

Net income	347	(77)		5		275

Net loss attributable to the non-controlling interests	(17)	-		-		(17)

Net income attributable to the shareholders of the Company	364	(77)		5		292

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.29					0.23

Diluted earnings per share (in dollars)	0.29					0.23

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,276,072					1,276,072

Diluted (in thousands)	1,276,997					1,276,997

Unaudited Consolidated Statements of Income

For the year ended December 31, 2016
As Reported (a)	Fire safety & Oil additives (b)	Intercompany adjustments (c)			As adjusted
$ millions	$ millions	Note	$ millions	Note	$ millions

Sales	5,363	(245)		-		5,118
Cost of sales	3,703	(144)		-		3,559

Gross profit	1,660	(101)		-		1,559

Selling, transport and marketing expenses	722	(14)		-		708
General and administrative expenses	321	(8)		5	c1	318
Research and development expenses	73	(2)		-		71
Other expenses	618	-		-		618
Other income	(71)	2		-		(69)

Operating loss	(3)	(79)		(5)		(87)

Finance expenses	157	-		(17)	c2	140
Finance income	(25)	-		-		(25)

Finance expenses, net	132	-		(17)		115

Share in earnings of equity-accounted investees	18	-		-		18

Loss before income taxes	(117)	(79)		12		(184)

Provision for income taxes	55	(28)	b1	4		31

Net loss	(172)	(51)		8		(215)

Net loss attributable to the non-controlling interests	(50)	-		-		(50)

Net loss attributable to the shareholders of the Company	(122)	(51)		8		(165)

Loss per share attributable to the shareholders of the Company:

Basic loss per share (in dollars)	(0.10)					(0.13)

Diluted loss per share (in dollars)	(0.10)					(0.13)

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,273,295					1,273,295

Diluted (in thousands)	1,273,295					1,273,295

Unaudited Consolidated Statements of Income

For the year ended December 31, 2015
As Reported (a)	Fire safety & Oil additives (b)		Intercompany adjustments (c)		As adjusted
$ millions	$ millions	Note	$ millions	Note	$ millions

Sales	5,405	(226)		-		5,179
Cost of sales	3,602	(138)		-		3,464

Gross profit	1,803	(88)		-		1,715

Selling, transport and marketing expenses	653	(14)		-		639
General and administrative expenses	350	(8)		5	c1	347
Research and development expenses	74	(2)		-		72
Other expenses	211	-		-		211
Other income	(250)	-		-		(250)

Operating income (loss)	765	(64)		(5)		696

Finance expenses	160	-		(17)	c2	143
Finance income	(52)	-		-		(52)

Finance expenses, net	108	-		(17)		91

Share in earnings of equity-accounted investees	11	-		-		11

Income before income taxes	668	(64)		12		616

Provision for income taxes	162	(23)	b1	3		142

Net income	506	(41)		9		474

Net loss attributable to the non-controlling interests	(3)	-		-		(3)

Net income attributable to the shareholders of the Company	509	(41)		9		477

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.40					0.38

Diluted earnings per share (in dollars)	0.40					0.37

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,271,624					1,271,624

Diluted (in thousands)	1,272,256					1,272,256

Unaudited Consolidated Statements of Comprehensive Income

For the year ended December 31, 2017
As Reported (a)	Adjustments (b)		As adjusted
$ millions	$ millions	Note	$ millions

Net income	347	(72)		275

Components of other comprehensive income that will be reclassified subsequently to net income (loss)
Currency translation differences	152	(8)	b1	144
Changes in fair value of financial assets available for sale	(57)	-		(57)
Tax income relating to items that will be reclassified subsequently to net income (loss)	5	-		5
	100	(8)		92

Components of other comprehensive income that will not be reclassified to net income (loss)
Actuarial losses from defined benefit plan	(17)	-		(17)
Tax income relating to items that will not be reclassified to net income (loss)	3	-		3
	(14)	-		(14)

Total comprehensive income	433	(80)		353

Comprehensive loss attributable to the non-controlling interests	(13)	-		(13)

Comprehensive income attributable to the shareholders of the Company	446	(80)		366

Unaudited Consolidated Statements of Comprehensive Income

For the year ended December 31, 2016
As Reported (a)	Adjustments (b)	As adjusted
$ millions	$ millions	$ millions

Net loss	(172)	(43)		(215)

Components of other comprehensive income that will be reclassified subsequently to net income (loss)
Currency translation differences	(90)	2	b1	(88)
Changes in fair value of derivatives designated as a cash flow hedge	(1)	-		(1)
Changes in fair value of financial assets available for sale	17	-		17
Tax expense relating to items that will be reclassified subsequently to net income (loss)	(5)	-		(5)
	(79)	2		(77)

Components of other comprehensive income that will not be reclassified to net income (loss)
Actuarial losses from defined benefit plan	(48)	-		(48)
Tax income relating to items that will not be reclassified to net income (loss)	8	-		8
	(40)	-		(40)

Total comprehensive loss	(291)	(41)		(332)

Comprehensive loss attributable to the non-controlling interests	(59)	-		(59)

Comprehensive loss attributable to the shareholders of the Company	(232)	(41)		(273)

Unaudited Consolidated Statements of Comprehensive Income

For the year ended December 31, 2015
As Reported (a)	Adjustments (b)	As adjusted
$ millions	$ millions	$ millions

Net income	506	(32)		474

Components of other comprehensive income that will be reclassified subsequently to net income (loss)
Currency translation differences	(205)	9	b1	(196)
Changes in fair value of derivatives designated as a cash flow hedge	(2)	-		(2)
	(207)	9		(198)

Components of other comprehensive income that will not be reclassified to net income (loss)
Actuarial gains from defined benefit plan	63	-		63
Tax expense relating to items that will not be reclassified to net income (loss)	(15)	-		(15)
	48	-		48

Total comprehensive income	347	(23)		324

Comprehensive loss attributable to the non-controlling interests	(9)	-		(9)

Comprehensive income attributable to the shareholders of the Company	356	(23)		333

   Adjustments to the Consolidated Statement of Financial Position as at December 31, 2017:

(a)     Financial information derived from the audited consolidated financial statements as at December 31, 2017. For additional information – see the audited consolidated financial statements.

(b)     Represents adjustments to the Company's consolidated statement of financial position, which give effect to sale of the Business and the expected impact on the Company’s remaining activities on the assumption it was completed on December 31, 2017.

(b1)     Intercompany balances that were eliminated in the "As Reported" balance prior to sale of the Business and that became external balances subsequent thereto.

(b2)     Elimination of the Business is presented as “Assets held for sale” in the "As Reported" balances.

(b3)     The total consideration from the sale is expected to be in the amount of about $1 billion, including preferred equity certificates issued by a subsidiary of the Buyer, in the amount of $53 million, which are presented in the “other non-current assets” category. The cash proceeds are subject to customary closing adjustments regarding working capital and debt. The total cash proceeds, net of tax, selling expenses and customary adjustments, is estimated at about $830 million, and will be used immediately for repayment of short-term credit and long-term debt. The debt balances are based on the specific loan balances, and are subject to adjustments relating to the debt balance on the repayment date.

   Adjustments to the Consolidated Statements of Income for the years ended December 31, 2017, 2016 and 2015:

(a)     Financial Information derived from the Audited Consolidated Financial Statements for the Years Ended December 31, 2017, 2016 and 2015. For Additional Information – see the Audited Consolidated Financial Statements:

(b)     Represents adjustments to the Company's consolidated statements of income, for the years ended December 31, 2017, 2016 and 2015, to give effect to sale of the Business on the assumption that it was completed on January 1, 2015.

(b1)     The tax rates applicable to the main companies that are part of the Business are as follows:

Companies incorporated in Germany – statutory tax rate of 29%.

Companies incorporated in the United States – statutory tax rates of 36%–40%.

The tax expenses were calculated using an effective tax rate of about 34%, 35% and 36% for the years 2017, 2016 and 2015, respectively.

(c)     The expected impact on the Company's remaining activities, under the assumption that the sale was completed on January 1, 2015:

(c1)     Represents reallocation of the Company’s fixed costs in respect of its headquarters and shared services centers.

(c2)     Lower net interest expenses as a result of the use of the net proceeds from the sale.

   Adjustments to the Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2017, 2016 and 2015:

(a)     Financial Information derived from the Audited Consolidated Financial Statements for the Years Ended December 31, 2017, 2016 and 2015. For Additional Information – see the Audited Consolidated Financial Statements:

(b)     Represents adjustments to the Company's consolidated statements of comprehensive income, for the years ended December 31, 2017, 2016 and 2015, to give effect to sale of the Business as if it was completed on January 1, 2015.

(b1)     Represent translation differences from different companies in Europe and Canada having functional currencies other than the U.S. dollar.

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our ordinary shares could decline, and investors could lose all or part of their investment. This Annual Report also contains forward‑looking statements that involve risks and uncertainties. See “Special Note Regarding Forward‑Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward‑looking statements as a result of certain factors, including the risks facing the Company described below and elsewhere in this Annual Report (including the factors noted in “Special Note Regarding Forward‑Looking Statements”).

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

We extract potash, phosphate, bromine, magnesium and certain other minerals in Israel, potash and salt in Spain, potash, salt, Polysulphate™ and certain other minerals in the United Kingdom and phosphate in China, pursuant to concessions and permits in those countries.

In Israel, the concession that was granted by the government to utilize the resources of the Dead Sea (mainly potash, bromine and magnesium) ends on March 31, 2030. In consideration, we pay royalties to the Israeli government.

In 2015, the Minister of Finance appointed a team to determine the “governmental activities to be conducted towards the end of the concession period”. The public’s comments in this matter were submitted to the team. The team was requested to submit its recommendations to the Minister of Finance by May 2016, however up to the date of the report the Company has not been notified of any recommendations submitted by the team. There is no certainty as to what the recommendations of this team will be regarding the procedures that the government might undertake in connection with the existing concession and as to the manner in which future mining rights would be granted.

The Minister of Finance appointed a team headed by the Accountant General to evaluate the manner in which, according to the current concession, the replacement value of DSW’s tangible assets would be calculated assuming that these assets would be returned to the government at the end of the concession period. The determination date of the actual calculation is only in 2030. The abovementioned team was requested to submit its recommendations in this matter to the Minister of Finance by March 2015. In January 2017, the Accountant General sent a letter to the Chief Economist – the Supervisor of the State’s revenues wherein she noted that the position of the Division of the Accountant General in the Ministry of Finance regarding the arrangement covering the assets was finalized (but was not published), however in light of the Accountant General changeover, the draft position report is being transferred to the incoming Accountant General for completion of the work. At this stage, there is no certainty regarding the recommendations of the Accountant General. In addition, there is no certainty as to how the Government would interpret the Concession Law, the manner in which this process and methodology would ultimately be implemented, and how the value of the tangible assets would be calculated.

See “Item 4 - Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations” and “Concessions and Mining Rights”.

Furthermore, we mine phosphate rock from phosphate deposits in the Negev desert in accordance with three concessions from the State of Israel that are valid until the end of 2021. In consideration thereof, we are required to pay royalties to the Israeli government. Our existing phosphate mines in the Negev desert hold limited reserves of phosphate rock designated for phosphoric acid production. There can be no certainty that these concessions will be renewed on the same terms or at all following their expiration in 2021.

The Company is working to promote the plan for mining phosphates in Barir field (which is located in the southern part of South Zohar field) in the Negev Desert. In December 2015, the National Planning and Building Council (hereinafter – the National Council) approved the Policy Document regarding Mining and Quarrying of Industrial Minerals (hereinafter – the Policy Document), which included a recommendation to permit phosphate mining in the Barir field.

In the beginning of 2016, a National Outline Plan (hereinafter – NOP 14B), which includes the South Zohar field, was submitted for comments to the various committees, which submitted their comments and recommendations at the end of 2016. In February 2017, the Committee for Principle Planning Matters, decided to continue advancement of the mining in the South Zohar field. Concurrently, and based on a decision of the National Council, instructions were prepared by the competent authorities with respect to the performance of an environmental survey of the Barir field for purposes of its further advancement. In April 2017, the National Council recommended to the government to approve NOP 14B and determined that Barir field will be advanced as part of a detailed National Outline Plan. In December 2017, a discussion was held relating to the preparation of the detailed plan, as stated, which was approved by the government’s Housing Cabinet in January 2018. On January 29, 2018, the Minister of Health filed an appeal of the said approval, requiring compliance with the Ministry of Health’s recommendation to conduct a survey regarding the health impact in each site included in NOP 14B. There is no certainty regarding the timelines for the submission of the Plans, the approval thereof, or of further developments with respect to the South Zohar. If mining approval is not received for South Zohar, there will be a significant impact on the Group’s future mining reserves in the medium and long term.

Our business, financial condition and results of operations may be adversely affected, even materially, in case of failure to receive such approval and to find alternative sources of phosphates in Israel. For additional information on phosphate rock reserves, concessions and mining activities, see “Item 4 - Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations”, “Concessions and Mining Rights” and “Reserves”.

In Spain, the government granted ICL Iberia, which is engaged in the potash and magnesium business, mining rights based on legislation from 1973. Some of these licenses are valid until 2037 and the rest are valid until 2067. In consideration thereof, ICL pays royalties to the Spanish government. Maintaining the mining activity in Spain requires municipal and environmental licenses which, as of the date of this report, are being examined by the Spanish authorities. If such licenses are not renewed, this would be expected to affect, possibly in a substantial manner, the mining activity at certain sites in Spain and the Company’s financial results. For additional information respecting issues relating to mining permits in Spain, see Note 21 to our Audited Financial Statements.

In United Kingdom, the mining rights of a subsidiary (hereinafter – ICL UK), are based on approximately 114 mining leases and licenses for extracting various minerals, in addition to numerous easements and rights of way from private owners of land under which ICL UK operates, and mining rights in the North Sea granted by the British Crown (Crown Estates). The said mining rights cover a total area of about 374 square kilometers. As at the date of this report, all the lease periods, licenses, easements and rights of way are effective – some of the said periods will continue up to 2020 whereas some will continue up to 2038.

In China, the Company holds a joint venture (“YPH JV”) with Yunnan Phosphate Chemicals Group (“YPC”), China’s phosphate producer. YPH JV holds two phosphate mining licenses that were issued in July 2015, by the Division of Land and Resources of the Yunnan district in China. With reference to the Haikou Mine (hereinafter – Haikou), the mining license is valid up to January 2043, whereas regarding the Baitacun Mine (hereinafter – Baitacun), the mining license is valid up to November 2018. The mining activities at Haikou are carried out in accordance with the above mentioned license. Regarding Baitacun, as was estimated at the time of the acquisition, the Company does not intend to conduct mining activities in the foreseeable future. In consideration of these mining rights, we are required to pay royalties and a resource tax. See “Item 4 - Information on the Company— D. Property, Plant and Equipment— Concessions and Mining Rights”.
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

Our ability to operate and/or expand our production and operating facilities worldwide is dependent on our receipt of, and compliance with, permits issued by governmental authorities. A decision by a government authority to deny any of our permit applications may impair our business and operations.

Existing permits are subject to challenges with respect to their validity, revocation, modification and non‑renewal, including as a result of environmental events or other unforeseeable occurrences. Any successful challenges with respect to the validity of our permits or the revocation, modification or non‑renewal of our permits could lead to significant costs and materially adversely affect our operations and financial condition. In addition, a failure to comply with the terms of our permits could result in payment of substantial fines and subject us and the Company’s managers to criminal sanctions.

For example, on June 30, 2017, there was a partial collapse of the dyke in Pond 3, which is used for accumulation of phosphogypsum water that is created as a by‑product of the production processes in Rotem plants. The Company immediately ceased its use of the active phosphogypsum ponds. In July 2017, in light of temporary approval to activate Pond 4 received from the Ministry of Environmental Protection, the Company returned to production at full capacity. The Ministry of Environmental Protection instructed the Company to submit a plan relating to the future operation of the phosphogypsum water ponds and the Company is in the midst of discussions with the Ministry’s representatives regarding the plan, as stated, on the basis of which the permanent permit will be received for operation of Pond 4. As at the date of this report, the Company is taking action to obtain the required permits for Pond 5, the operation of which is expected to commence in May 2018. Obtaining the required permits could result in material future investments. On January 9, 2018, an appeal was filed by Adam Teva V’Din - Israeli Association for Environmental Protection (hereinafter - ATD) to the District Planning and Building Appeals Committee of the Southern District (hereinafter – the Appeals Committee) against the Local Council and Rotem, in connection with the decision of the Local Committee, dated December 3, 2017, to deny ATD’s objection to approval of the leniency and issuance of a building permit for Pond 4. In the framework of the appeal, ATD argued that flaws occurred in the procedures of granting the permit or in the discretion of the Local Committee, which approved the leniency and granted the permit, as stated. In the Company’s estimation, the likelihood that the appeal will be accepted, in whole or in part, in such a manner that will result in discontinuance of the validity of the building permit are lower than the chances it will be rejected. It is noted that the decision of the Appeals Committee could have an impact on the process of obtaining the permits for Pond 5, as stated above. On February 5, 2018, the Company filed a request with the Appeals Committee for dismissal and rejection of the appeal.

Failure to receive the permits or a delay in the receipt thereof could adversely affect, possibly materially, the Company’s business, its financial condition and results of operation.

Our operations and sales are exposed to volatility in the supply and demand, mergers of key producers\customers\suppliers, expansion of production capacity and competition from some of the world’s largest chemical and mining companies.

In addition to seasonal and cyclical variations (mainly in our Essential Minerals segment), our businesses are exposed to fluctuations caused, in part, by factors on the supply side, such as entry into the market of new manufacturers and products, mergers of key players (producers\suppliers), expansion of the production capacity of existing manufacturers, and changes on the demand side, such as mergers of key customers. Our competitors include some of the world’s largest chemical and mining companies, some of which are state‑owned or government‑subsidized. The potential production capacity is currently greater than the global demand, which has affected price levels. In light of the fact that some of our products are commodities available from several sources, the primary competitive factor with respect to our products is the price. The prices of our products are influenced by the prices prevailing in the market, while recent years saw a decline in the prices of commodities, such as potash and phosphates. Prices have remained low due to higher supply and lower demand deriving from several reasons, including low prices in the agricultural market. Additional competitive factors include product quality, customer service and technical assistance. If we are unable to compete effectively with these companies, our results of operations would almost certainly be significantly and adversely affected.

Moreover, some of our products are marketed through distributors, mainly as pertains to the activity of the Specialty Solutions segment.

Any replacement of or modification in the composition of our distributors might adversely affect the Company’s competitive ability and cause a decrease in the scope of sales in certain markets, at least in the short term.

Inaccuracies in our estimates of mineral reserves and resource deposits could result in lower than expected sales and/or higher than expected costs.

We base our estimates of mineral reserves and resource deposits on engineering, economic and geological data that is compiled and analyzed by our engineers and geologists. However, reserves estimates are by nature imprecise and rely to some extent on statistical inferences drawn from available drilling data, which may prove unreliable/inaccurate. There are numerous inherent uncertainties in estimating quantities and qualities of mineral deposits and reserve deposits, as well the quality of the ore, and the costs of mining recoverable reserves and the economic feasibility thereof, including many factors beyond our control. Estimates of economically feasible commercial reserves necessarily rely on a number of factors and assumptions, all of which may vary considerably from the actual results, such as:

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

Any inaccuracy in our estimates related to our mineral reserves and resources deposits could result in lower than expected sales and/or higher than expected costs.

For additional information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment— Reserves”.

The locations of some of our mines and facilities expose us to various natural disasters.

We are exposed to natural disasters, such as flooding and earthquakes which may cause material damage to our business. In Israel, some of our plants are located on the Jordan Rift Valley, or Syro-African Depression, a seismically active area. Furthermore, in recent years sinkholes and underground cavities have been discovered in the area of the Dead Sea, which could cause harm to the Company’s plants. In addition, an “undermining” process has begun in the northern part of the Arava stream, at the end of which there are located, on both banks, evaporation ponds of the Company’s plants at the Dead Sea, this being a reaction to the recession of the Dead Sea water level. There is a risk that in the long run, this phenomenon will jeopardize the stability of the Company’s dikes and evaporation ponds. In the Sodom area, where many of our plants are located, there are occasional flash floods in the stream‑beds. While we have insurance coverage that covers these types of damage, subject to payment of deductibles, the insurance may not be sufficient to cover all of these damages. In addition, we have underground mines in the United Kingdom and Spain and a mine in China. Water leakages into these mines or other natural disasters might cause disruptions to mining or even loss of the mine. We do not have full property insurance with respect to all of our property/assets.

The accumulation of salt at the bottom of Pond 5, the central evaporation pond in our solar evaporation pond system used to extract minerals from the Dead Sea, requires the water level of the pond to be constantly raised in order to maintain the production capacity of extracted minerals.

The minerals from the Dead Sea are extracted by way of solar evaporation, whereby salt precipitates onto the bed of one of the evaporation ponds at Sodom (Pond 5), in one of the sites of Dead Sea Works (hereinafter – DSW). The precipitated salt creates a layer on the Pond bed of approximately 20 million tons annually. The process of production of the raw material requires that a fixed brine volume is preserved in the Pond. To this end, the solutions level of the Pond is raised each year according to the rate at which the pool floor rises.

Failure to correspondingly raise the water level will cause a reduction in our production capacity. However, raising the water level of the pond above a certain level may cause structural damage to the foundations of the hotel structures situated close to the water’s edge and to other infrastructures on the western shoreline of Pond 5.

We are currently working with the Israeli government both with respect to construction of the coastline defenses and with respect to the permanent solution, which consists of harvesting of the salt in such a manner whereby raising the water level in Pond 5 would no longer be necessary after completion of the harvesting. The coastline defenses are supposed to provide protection pending the implementation of the permanent solution, which is supposed to provide protection until the end of the current concession period in 2030.

In December 2015, National Infrastructures Plan 35A (hereinafter – the Plan), was approved by the National Infrastructures Committee, which includes the statutory infrastructure for establishment of the Salt Harvesting Project in Pond 5, and construction of a new pumping station in the northern basin of the Dead Sea. In March 2016, the Government also approved the Plan.

The Company will bear 80% and the Government will bear 20% of the cost of the Salt Harvesting Project, however the Government's share will not exceed NIS 1.4 billion.

In October 2017, DSW signed an agreement for execution of the first stage of the Salt Harvesting Project, with a contracting company Holland Shallow Seas Dredging Ltd., to commence construction of a special dredger that is designed to execute the salt harvesting. The dredger is expected to enter into service in the first half of 2019.

There is no assurance that the coastline defenses or the permanent solution will be fully implemented or that the implementation will prevent damage to the surrounding infrastructure or our operations at Pond 5. Failure to provide solutions, or any damage caused as aforesaid, could materially and adversely affect our business, financial condition and results of operations.

For more information about the coastline defenses and the permanent solution, see “Item 4 - Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations” and “Concessions and Mining Rights”.

Construction of a new pumping station is required due to the receding water level in the northern basin of the Dead Sea.

As part of our production process in Israel, we pump water from the Dead Sea through a special pumping station and deliver it to the salt and carnallite ponds. Due to the receding water level in the northern basin of the Dead Sea, the water line is receding from the current pumping station and construction of a new pumping station (hereinafter – the P‑9 Pumping Station) is therefore necessary. We expect that the P-9 pumping station will be able to pump water until the end of the concession period.

In December 2015, National Infrastructures Plan 35A (hereinafter – the Plan), was approved by the National Infrastructures Committee, which includes the statutory infrastructure for establishment of the Salt Harvesting Project in Pond 5, and construction of the P-9 pumping station in the northern basin of the Dead Sea. In March 2016, the Government also approved the Plan. In the second half of 2017, DSW signed agreements for construction of the P‑9 pumping station, with a number of execution and infrastructure companies. The P-9 pumping station is expected to commence its operations during 2020. The building permits have been received and the construction work has commenced – both in connection with the Salt Harvesting Project and regarding the P‑9 Pumping Station.

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

Part of our sales turnover is comprised of sales of bulk products characterized by large quantities. Most of this production quantity is shipped through dedicated facilities from two seaports in Israel, one seaport in Spain and another seaport in United Kingdom. It is not possible to ship large quantities in bulk from other facilities. Any significant disruption with regard to the seaport facilities and/or the array of transportation from the seaports, including due to strikes by port workers, regulatory restrictions and changes in the rights of use of seaport facilities, could delay or prevent exports of our products to our customers overseas, which could materially and adversely affect our business, financial condition and results of operations. In addition, any significant disruption in the array of transportation to the seaports and between various sites, primarily through trains and trucks, might materially and adversely affect the Company’s activities, its financial situation and results of operations.

We are exposed to risks associated with our international sales and operations, which could adversely affect our sales to customers in various countries as well as our operations and assets in various countries. Some of these factors may also make it less attractive to distribute cash generated by our operations outside Israel to our shareholders, use cash generated by our operations in one country to fund our operations or repayments of our indebtedness in another country and support other corporate purposes or the distribution of dividends.

As a multinational company, we sell in many countries where we do not produce. A considerable portion of our production is designated for export. As a result, we are subject to numerous risks and uncertainties relating to international sales and operations, including:

•
Difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations, including the U.S. Foreign Corrupt Practices Act (the “FCPA”), the UK. Bribery Act of 2010 and Section 291A of the Israeli Penal Law;

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

Some of the above risks might make it economically unattractive to utilize cash generated by our operations in one country to fund our operations or repayments of liabilities in another country, support other corporate purposes and needs or distribute dividends.

Our operations could be adversely affected by price increases or shortages with respect to water, energy and our principal raw materials, as well as by increases in transportation costs.

We use water, energy and various raw materials as inputs and we could be affected by higher costs or shortages in these materials, as well as by changes in transportation prices.

Our phosphate facilities use large quantities of water purchased from Mekorot, Israel’s national water company, at prices set by the government. If these prices rise significantly, our costs will rise as well. In our plants in Sodom, we obtain water from an independent system that is not part of the national water system. A shortage of water at the water sources in proximity to the plants or the imposition of additional costs for water usage would force our Essential Minerals segment to obtain water from sources located further away and/or at a higher cost.

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

In 2015, the Israeli Public Utilities Authority – Electricity resolved to impose certain electricity system management services charges also on private electricity producers as opposed to only on private consumers.

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

Furthermore, an increase in price or shortage of raw materials, such as ammonia, sulphur, WPA and 4D (which we purchase from a third party) could adversely and materially affect our results of operations financial position, and our business.

We can provide no assurance that we will be able to pass on to our customers increased costs relating to water, energy or other raw materials, such as sulphur, that are supplied by third parties. Our inability to pass on such cost increases could adversely affect our margins. In addition, shortages in our principal raw materials may disrupt our production capacity and adversely affect our business performance.

Completion of certain of our major projects may be dependent on third‑party contractors and/or governmental obligations. Furthermore, termination of engagements with contractors might entail additional costs.

The completion of certain of our major projects may be dependent on third‑party contractors. For example, in 2012, the Company entered into agreements regarding a project to construct a new cogeneration power station (EPC) in Sodom, Israel (hereinafter – the Station). The Station will have a production capacity of about 330 tons of steam per hour and about 230 megawatt hours, which will supply electricity and steam requirements for the production plants at the Sodom site and for third party customers. The Company intends to operate the Station concurrently with the existing power station, which will be operated on a partial basis in a "hot back‑up" format, for production of electricity and steam. The total electricity production in the short term will be about 245 MWH.

In 2015, the executing contractor (the Spanish Company - Abengoa) experienced financial difficulties. In October 2016, the Spanish court approved a debt arrangement between the executing contractor and its creditors which permits continuation of its activities in the power station project. In September 2017, the Company notified the executing contractor of cancellation of the construction agreement due to a series of violations of the agreement on its part. The Company plans to complete construction of the power station and to bring it to full operation during the first half of 2018.

Delays in the completion of construction works are expected to continue having an adverse effect on our energy expenses and access to a reliable energy supply at the Sodom site, which may adversely affect our business, financial condition and results of operations.

For example, during 2017, the Company entered into a mediation proceeding with the main supplier of the Harmonization project (the establishment of a global ERP system) for settlement of reciprocal monetary disputes which arose between the Company and the supplier upon discontinuation of the project in 2016. The outcome, if resolved in a mediation or by a court resolution, could amount to a significant monetary expense for the Company.

The inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants.

The inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants. This risk may materialize, among other things, as a result of the construction of a canal connecting the Mediterranean Sea with the Dead Sea, the inflow of water from the Sea of Galilee (Kineret) to the Dead Sea via the Jordan River, or the construction of a canal from the Red Sea to the Dead Sea.

The inflow of significant amounts of water into the Dead Sea might alter the composition of the Dead Sea water, in a manner that would lower the concentration of sodium chloride (NaCl) in the water, which could adversely affect production at ICL plants. An examination conducted by the World Bank, which is reviewing the construction of the canal connecting the Red Sea and the Dead Sea indicated that, a discharge of up to 400 million cubic meters into the Dead Sea will have no adverse environmental effects, as no layering effect will be caused, and the water will evaporate and/or mix with the water of the Dead Sea. For this reason it appears that inflow on such a scale will also create no significant damage to our plants, although the actual impacts may be different. However, if the Red Sea-Dead Sea Canal results in a lower concentration of sodium chloride in the water in the Dead Sea, it could adversely and materially affect production at our plants, our results of operations financial position, and our business.

We are exposed to the risk of labor disputes, slowdowns and strikes.

From time to time we experience labor disputes, slowdowns and strikes. A significant part of our employees are subject to collective labor agreements, mainly in Israel, China, Germany, United Kingdom, Spain and the Netherlands. Prolonged slowdowns or strikes at any of our plants could disrupt production and cause the non-delivery of products that had already been ordered, and time is needed in order to return to full production capacity at the facilities. Furthermore, due to the mutual dependency between ICL plants, slowdowns or strikes in any ICL plant may affect the production capacity and/or production costs at other ICL plants. Labor disputes, slowdowns or strikes, as well as the renewal of collective labor agreements, may lead to significant costs and loss of profits, which could adversely, and even materially, affect our operating results and our ability to fully implement future operational changes for efficiency purposes. In the course of labor disputes, the workers union may impose certain sanctions which may include blocking or delaying the transfer of goods through the factory gates; such disputes may escalate into a strike.

Some of our employees have pension and health insurance arrangements that are our responsibility.

Some of our employees in Israel and overseas have pension and health insurance arrangements that are our responsibility. Against some of these liabilities, we have monetary reserves that are invested in financial assets. See Note 19 to our Audited Financial Statements for information about our employee benefits liabilities and composition of plan assets. Changes in life expectancy, changes in the capital market or changes in other parameters by which undertakings to employees and retirees are calculated, as well as statutory amendments could increase our net liability for these arrangements.

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

Changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities, including provisions for the removal of waste and the reclamation of mines, may adversely affect our business results and financial situation.

As part of the preparation and composition of our financial statements, we are required to exercise discretion, make use of evaluations and estimates and make assumptions that affect, among other things, the amounts of assets and liabilities, income and expenses. When formulating such estimates, the Company is required to make assumptions concerning circumstances and events that involve uncertainty, even great uncertainty. We exercise our discretion based on our past experience, various facts, external factors and reasonable assumptions according to the circumstances relevant to each estimate. It should be noted that actual results may differ from such estimates and therefore may adversely affect our financial results. For example, in 2016, following discussions with the authorities relating the plan for treating the salt pile on the Sallent site, it was found that a number of changes in the plan are required with respect to the water pumping process, which constitutes part of the removal plan. As a result, based on the estimate of the projected costs, the Company recognized a provision in its financial statements for 2016, in the amount of $40 million. It is noted that the said provision is based on a long‑term forecast, covering a period of more than 50 years, along with observed estimates and, accordingly, the final amount that will be required to treat the salt could change, even significantly, from the amount of the present provision.

Our tax liabilities may be higher than expected.

Our tax expenses and the resulting effective tax rate reflected in our consolidated financial statements may increase over time as a result of changes in corporate income tax rates and other changes in tax laws in the various countries in which we operate. We are subject to taxes in many jurisdictions, and discretion is required in determination of the provisions for our tax liability. Similarly, we are subject to examination by the tax authorities in many different jurisdictions. As part of these examinations, the relevant tax authorities may disagree with the amount of taxable income reported, deriving from our inter‑company agreements and may also dispute our interpretation of the applicable tax legislation. For example, the Law for Taxation of Profits from Natural Resources is a new law that entered into effect with respect to the bromine, phosphate and magnesium minerals in 2016, while regarding the potash mineral, in 2017. As at the date of the report, no regulations had yet been issued under the Law, no circulars had been published and no court decisions had been rendered regarding the Law. The manner of application of the Law, including preparation of the financial statements for the mineral, requires interpretations and assumptions regarding a number of significant matters which require Management’s judgment.

Based on the interpretation of the law, the Company’s position is that the carrying amount of the property, plant and equipment in the financial statements of the mineral, regarding which a yield was provided at the rate of 14%, will be presented in accordance with generally accepted accounting principles on the basis of fair value revaluation on the date the Law enters into effect. Measurement of the property, plant and equipment, for this purpose, in accordance with historical values, would have resulted in an increase in the tax expenses. The Company believes that the chance that its position will be accepted is higher than the chance it will be rejected. The Tax Authority could demand additional payments in future periods, even in very significant amounts, as a result of different interpretation of applying the Law, including other matters aside of the measurement of the property, plant and equipment. As at the date of the report, in the Company’s estimation, the provision in the financial statements represents the best estimate of the tax payment the Company will incur with reference to the Law.

In addition, on December 22, 2017 the U.S. tax reform was approved through legislation, and became effective on January 1, 2018. The U.S. tax reform is a complex and comprehensive reform. The manner of implementation thereof, as well as circulars and interpretations published in the future, could adversely affect the manner in which we interpreted, as at the date of this report, the manner of implementation of the reform and its effects on our financial statements. For further details, see Note 18 to our Audited Financial Statements.

The base erosion and profit shifting (“BEPS”) project undertaken by the Organization for Economic Cooperation and Development (“OECD”) may have adverse consequences to our tax liabilities. The BEPS project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, when adopted by individual countries, could adversely affect our provision for income taxes. Countries have only recently begun to translate the BEPS recommendations into specific national tax laws, and it remains difficult to predict the magnitude of the effect of such new rules on our financial results.

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

In addition, we are working on a number of initiatives to improve our existing operations, including initiatives to increase production in Spain and reduce operating costs at our facilities. In ICL Iberia in Spain we are consolidating all our facilities into a single site which includes a mine and a processing plant, which would reduce costs per ton and allow for the elimination of additional bottlenecks and further expansion. In ICL UK we are executing a transition from the production of potash to the production of Polysulphate™ (planned production of up to about 800 thousand tonnes in 2019), and an expansion of the mining area in order to provide more resources. These initiatives may involve very high costs and/or take longer than we anticipate, and may not be realized and\or ultimately achieve their goals. If these initiatives will not succeed, our financial situation and results of business and operations, as well as our competitive position could be materially and adversely affected.

In addition, as part of our plan to create available sources for funding further investments, as well as decrease our current leverage level, we are considering, among other things, various opportunities for divesting of subsidiaries and/or assets having low synergies with our minerals chain and/or portfolio. Accordingly, the Company completed the sale of its holdings in IDE Technologies Ltd., constituting 50% of IDE’s share capital, and signed an agreement to sell its fire safety and oil additives businesses, part of our Advanced Additives business line. These divestments, at least in the short-term, cause a decrease in the scope of our business activities and there is no certainty that we will be able to decrease by an identical proportion the fixed costs required in order to manage our business activities, which would adversely the results of our ongoing operations.

See “Item 4 - Information on the Company— B. Business Overview— Our Strategy”.

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

See “Item 11 - Quantitative and Qualitative Disclosures about Market Risk— Exchange Rate Risk”.

Because some of our liabilities bear interest at variable rates, we are exposed to the risk of interest rate increases.

A portion of our liabilities bear interest at variable rates. We are exposed to the risk stemming from an increase in interest rates, which would increase our financing expenses and adversely affect our results. Such increase in interest rates may also occur as a result of downgrade in our rating. See “Item 11 - Quantitative and Qualitative Disclosures about Market Risk— Interest Rate Risk”.

We are exposed to material fines, penalties and other sanctions and other adverse consequences arising out of FCPA investigations and related matters.

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

Our information technology systems are critical to the operation of our business and essential to our ability to successfully perform day-to-day operations. An intrusion, interruption, destruction or breakdown of our information technology systems and/or infrastructure by authorized or unauthorized persons could adversely affect our business and operations and in some cases even lead to environmental damage. In addition, a significant disruption to our computerized systems could cause harm of damage to the civilian population located in the vicinity of our production facilities. Moreover, we could experience business interruption, information or money theft and/or reputational damage as a result of cyber-attacks, which may compromise our systems, lead to data leakage and to disruption of sensitive production facilities and/or the security thereof, whether internally or at our third party providers. Our systems have been, and are expected to continue to be, the target of malware and other cyber-attacks. In spite of our investment in measures to reduce these risks, we cannot guarantee that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data. In addition, as we become more dependent on information technologies to conduct our operations, and as the number and sophistication of cyber-attacks increase, the risks associated with cyber security increase. These risks apply both to us, and to third parties on whose systems we rely for the conduct of our business. Cyber threats are persistent and constantly evolving. Such threats have increased in frequency, scope and potential impact in recent years, which increase the difficulty of detecting and successfully defending against them. As cyber threats continue to evolve, we may be required to incur additional expenses in order to enhance our protective measures or to remediate any information security vulnerability. Cyber-attacks and other intrusion, interruption, destruction or breakdown of our information technology systems and/or infrastructure also could require significant management attention and resources, negatively impact our reputation among our customers, business partners and the public, any of which could have a material adverse effect on our business, financial condition and results of operations.

Failure to retain and\or recruit key personnel, or to attract additional executive and managerial talent, could adversely affect our business.

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

We may not succeed in reducing our operating expenses within the framework of various efficiency programs implemented by the Company in its various sites.

In order to cope with the challenging business environment prevailing in recent years and the increasing level of competition, we constantly review our total expenses and cost structure, and accordingly implement, from time to time, various efficiency programs designed to reduce costs. Such programs are subject to risks and uncertainties, and actual results may materially differ from those planned or expected and might adversely affect our operations as well as our ability to realize other aspects of our strategy. For example, in ICL Iberia in Spain we are unifying all our sites into a single mine with a single processing plant, which will lead to decreased cost per tonne and create the possibility of removing other bottlenecks and further expansion. The plan involves significant capital investments, as well as manpower reduction. The plan is subject to risks and uncertainties, and actual results may materially differ from those planned or expected and could adversely affect our operations.

Our leverage degree has significantly increased in recent years and we engage more frequently in refinancing activities, making us increasingly reliant on access to the capital markets at favorable terms.

Our short and long term liabilities have significantly increased over recent years. As a result, our principal and interest payment obligations have increased, as well as our costs relating to financing activities. The degree to which we are leveraged could affect our ability to obtain additional financing for acquisitions, refinancing of existing debt, working capital or other purposes, could adversely affect our credit rating, and could make us more vulnerable to industry downturns and competitive pressures, as well as to interest rate and other refinancing risks. In addition, capital markets have been more volatile in recent years. Such volatility may adversely affect our ability to obtain financing on favorable terms at times in which we need to access the capital markets regularly. Our ability to refinance existing debt and meet our debt service obligations will be dependent upon our future performance and access to capital markets, which will be subject to financial, business and other factors affecting our operations (including our long term unsecured credit ratings), many of which are beyond our control. In addition, our ability to refinance debt in future periods proximate to the date of conclusion of the Dead Sea concession in 2030 depends, among other things, on extension of the concession beyond 2030. Our credit rating may be downgraded, among other things, due our future performance, the degree to which we are leveraged and the continued deterioration of the business environment.

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

Most of our fertilizer products are sold to producers of agricultural produce. Fertilizer sales may be adversely affected as a result of a decline in agricultural produce prices or the availability of credit, or other events that cause farmers to plant less and consequently reduce their use of fertilizers. For example, periods of high demand, increasing profits and high capacity utilization tend to lead to new investment in crops and increased production. This growth increases supply until the market is over‑saturated, leading to declining prices and declining capacity utilization until the cycle repeats. As a result, the prices and quantities of fertilizer products sold have been volatile. As potash and phosphate prices and quantities sold have a very significant influence on our business results, low prices and/or low quantities and/or a decrease in prices may cause our results of operations to fluctuate and potentially materially deteriorate.

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

In addition, government policies, and specifically, subsidy levels, may affect the amount of agricultural crops and, as a result, sales of our fertilizer products. Generally, reductions in agricultural subsidies to the farmer or increases in subsidies to local fertilizer manufacturers in countries where we sell our products have an adverse effect on our fertilizer business.

Finally, the agricultural industry is strongly affected by local weather conditions. Conditions such as heavy storms, long periods of drought, floods, or extreme seasonal temperatures could affect the local crop’s quality and yield and cause a reduction in the use of fertilizers. Loss of sales in an agricultural season in a target country as a result of weather‑related events can cause a loss of sales for the whole year.

Sales of our Specialty Solutions products are affected by various factors that are not within our control, including developments in the end markets of industrial materials and food, legislative changes, recession or economic slowdown and changes in currency exchange rates.

The sales of oil drilling products depend on the extent of operations in the oil drilling market, mainly in deep-sea  drilling, which in turn is dependent on oil prices, and on the decisions of oil companies regarding rates of production and areas of production of oil and gas.

Sales of our Specialty Solutions products are also affected by global economic conditions in the markets in which we operate. For example, our sales may be affected by the slow economic recovery or any reversal thereof in Europe. In addition, we have significant manufacturing operations in Europe and a large portion of our European sales are in euros, while some of our competitors are manufacturers located outside Europe whose operational currency is the U.S. dollar. As a result, a strengthening of the euro exchange rate against the U.S. dollar increases the competitive advantage of these competitors.

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

As an industrial chemicals company, we are exposed to various legislative and licensing restrictions in the areas of environmental protection and safety. Related compliance costs and liabilities may adversely affect the results of our operations.

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

Legislative changes around the world may prohibit or restrict use of our products, due to environmental protection, health or safety considerations. Standards adopted in the future may affect us and change our methods of operation. Furthermore, some of our licenses, including business licenses and mining licenses, are for fixed periods and must be renewed from time to time. Renewal of such permits is not certain and may be made contingent on additional conditions and significant costs. See “Item 4 - Information on the Company— B. Business Overview— Regulatory and Environmental, Health and Safety Matters” and “D. Property, Plant and Equipment— Other Leases, Licenses and Permits”.

As a chemical industry company, we are inherently, and by the nature of our activity, exposed to hazards relating to materials, processes, production and mining.

Although we take precautions to enhance the safety of our operations and minimize the risk of disruptions, we are subject to hazards inherent in chemical manufacturing and the related storage and transportation of raw materials, products and waste. These hazards include explosions, fires, mechanical failures, remediation complications, chemical spills and discharges or releases of toxic or hazardous substances. These and other hazards are also inherent in our mining operations, particularly underground mining. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operation and the imposition of civil or criminal penalties. For example, on June 30, 2017, there was a partial collapse of the dyke in Pond 3, which is used for accumulation of phosphogypsum water that is created as a by‑product of the production processes in Rotem plants. The Ministry of Environmental Protection, the Nature and Natural Parks Authority and the Tamar Regional Council have begun investigating the event. The Company is taking action to explore solutions for, inter-alia, restoration of the ponds in the short-term and long‑term and rectification of any environmental impacts caused, to the extent required. Our manufacturing facilities contain sophisticated manufacturing equipment. In the event of a major disruption in the operations of any of this equipment, we may not be able to resume manufacturing operations for an extended period of time. The occurrence of material operating problems at our facilities, including, but not limited to, the events described above, may have a material adverse effect on us, during and after the period of such operational difficulties, as we are dependent on the continued operation of our production facilities and we may be exposed to substantial liabilities and costs under these circumstances.

For additional information, see “Item 4 - Information on the Company— B. Business Overview— Regulatory and Environmental, Health and Safety Matters” and Note 21 to our Audited Financial Statements.

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

For information respecting legal proceedings and actions, see Note 21 to our Audited Financial Statements and “Item 8 - Financial Information— A. Consolidated Statements and Other Financial Information— Legal Proceedings”.

We are exposed to the risk of third‑party and product liability claims.

We are also exposed to risk of liability related to damage caused to third parties by our operations or by our products. For example, we are subject to claims alleging liability for the impacts from the rising water level at one of our evaporation ponds at the Dead Sea. See Note 21 to our audited financial statements. We have third‑party liability insurance for damages caused by our operations and for product liability. However, there is no certainty that this insurance will fully cover all damage for such liability. Moreover, sale of defective products by us might lead to a recall of products by us or by our customers who had used our products. In addition, the sale of defective products, as well as damage caused to third parties by our activities or our products may harm our public image and, as a result, materially and adversely affect our business, financial situation and results of operation.

Our insurance policies may not be sufficient to cover all actual losses that we may incur in the future.

We maintain, among others, property, environmental, business interruption, casualty and malpractice insurance policies. However, we are not fully insured against all potential hazards and risks incidental to our business, including to damages which may be caused to us by the negligence of our employees. We are subject to various self‑retentions and deductibles under these insurance policies. As a result of market conditions, our loss experience and other factors, our premiums, self‑retentions and deductibles for insurance policies can increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. In addition, significantly increased costs could lead us to decide to reduce, or possibly eliminate, coverage. As a result, a disruption of the operations at one of our key facilities or a significant casualty could have a material adverse effect on our financial condition and results of operations. Furthermore, our insurance may not be sufficient to fully cover our expenses related to claims and lawsuits that may be filed against us, or expenses related to legislation that is being promoted and enacted with adverse effect on us. In addition, it is possible that there are risks that we did not identify and are thus not covered by the insurance policies acquired by the Company.

      Risks Related to the Company’s Operations in Israel and/or to the Company being an Israeli company

Due to our location in Israel and/or being an Israeli company, our operations may be exposed to war or acts of terror. In addition, we are exposed to risks of terrorist acts, war and governmental instability in the regions outside Israel where we operate.

War, acts of terror and\or governmental instability in the regions where we operate are likely to negatively impact us. This impact may manifest itself in production delays, distribution delays, loss of property, injury to employees, and increased insurance premiums. In addition, our plants may be targets for terrorist acts due to the chemicals they store. We do not have property insurance against war or acts of terror, other than compensation from the State of Israel pursuant to Israeli law, which covers only physical property damage, without accounting for reinstatement values.

It is noted that since the construction of our initial facilities in the 1950s, we have never experienced material business interruptions as a result of war or acts of terror, but we can provide no assurance that we will not be subject to any such interruptions in the future.

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

Many Israeli citizens are obligated to perform one month, and in some cases more, of annual military reserve service until the age of 45 (or older, for reservists with certain occupations) and, in the event of a military conflict, may be called to active duty. Although periods of significant call‑ups of military reservists which occurred in the past in response to terrorist activities have had no significant impact on our operations, it is possible that military reserve duty call‑ups will occur in the future, which might disrupt our operations.

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

In addition, in light of the Company’s listing for trading on a stock exchange in the United States, and also considering the fact that our parent company is subject only to the Israeli securities law, we are subject, in certain aspects, to both Israeli law and U.S. law, a fact which may cause us to face both reporting and legal conflicts.

In recent years we have seen a significant rise in the filing of class actions and derivative actions against the Company, its executives and Board members.

In recent years we have seen a significant rise in the filing of class actions and derivative actions in Israel against companies, executives and Board members. While the vast majority of such claims are dismissed, companies like us are forced to bear increasing monetary expenses and investment of management attention to these claims. This state of affairs could adversely affect the willingness of our executives and Board members to take risks which could have benefitted our business operations. Such legal actions could also be taken with respect to the validity or reasonableness of the decisions of our Board of Directors.

      Risks Related to Our Ordinary Shares

We have one key shareholder who is our controlling shareholder. This controlling shareholder may influence the making of decisions with which other shareholders may disagree.

As at December 31, 2017, the Israel Corporation Ltd. (“Israel Corp.”) holds the controlling interest in the Company.

The interests of Israel Corporation may differ from the interests of other shareholders. Israel Corporation exercises control over our operations and business strategy and has sufficient voting power to control many matters requiring approval by our shareholders, including:

•	The composition of our Board of Directors (other than external directors, as described under “Item 6 - Directors, Senior Management and Employees— C. Board Practices— External Directors”);

•	Mergers, acquisitions, divestitures or other business combinations;

•	Future issuances of ordinary shares or other securities;

•	Amendments to our Articles of Association, excluding provisions of the Articles of Association that were determined by virtue of the Special State Share; and

•	Dividend distribution policy.

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

The existence of a Special State Share gives the State of Israel veto power over transfers of certain assets and shares above certain thresholds, and may have an anti‑takeover effect.

The State of Israel holds a Special State Share in our Company and in some of our Israeli subsidiaries. The Special State Share entitles the State of Israel, among other things, to restrict the transfer of certain assets and some acquisitions of shares by any person that would become a holder of specified amounts of our share capital. Because the Special State Share restricts the ability of a shareholder to gain control of our Company, the existence of the Special State Share may have an anti‑takeover effect and therefore depress the price of our ordinary shares. Furthermore, the existence of the Special State Share may prevent us from realizing and developing business opportunities that we may come across.

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

The stock market in general and the market price of our ordinary shares in particular, are subject to fluctuation, and changes in our share price may occur unrelated to our operating performance. The market price of our ordinary shares on the TASE or NYSE has fluctuated in the past, and we expect it will continue to do so. The market price of our ordinary shares is and will be subject to a number of factors, including:

•	Expiration or termination of licenses and/or concessions;

•	General stock market conditions;

•	Decisions by governmental entities that affect us;

•	Variations in our and our competitors’ results of operations;

•	Changes in earnings estimates or recommendations by securities analysts; and

•	General market conditions and other factors, including factors unrelated to our operating performance.

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

As at the date of this Annual Report, we have approximately 183 million NIS 1 par value ($47 million) shares authorized but unissued. We may choose to raise substantial equity capital in the future in order: to acquire or invest in businesses, products or technologies and other strategic relationships and to finance unanticipated working capital requirements in order to respond to competitive pressures. The issuance of any additional ordinary shares in the future, or any securities that are exercisable for or convertible into our ordinary shares, will have a dilutive effect on our shareholders as a consequence of the reduction in the percentage ownership.

Moreover, these securities may have rights, preferences or privileges senior to those of our existing shareholders. For example, as of the date of the report, there are about 19 million outstanding options for our ordinary shares that were issued under our incentive and compensation plan. For additional information, see Note 22 to our Audited Financial Statements and “Item 6 - Directors, Senior Management and Employees— E. Share Ownership”. Any ordinary shares that we issue, including under any option plans, would dilute the percentage ownership held by investors.

We may not be able to maintain our dividend payment.

In May 2016, our Board of Directors updated our dividend distribution policy for 2016 and 2017, such that the said dividend distribution rate will be up to 50% of the annual adjusted net profit, compared with the prior policy of up to 70% of the net profit. This update was made as an additional measure to strengthen ICL’s financial position, and in light of the continuing volatility and uncertainty in the agricultural commodities market, and was also intended to increase the certainty of our shareholders in connection with distribution of dividends while maintaining ICL’s financial strength. On March 6, 2018, ICL’s Board of Directors revisited the dividend policy and decided that for 2018 and 2019 ICL’s dividend distribution rate will continue to be up to 50% of the annual adjusted net profit. Our Board of Directors will reexamine the dividend policy at the end of the said period. There is no certainty that our Board of Directors will make changes to the updated dividend policy. In addition, dividends will be paid as declared by the Board of Directors and may be discontinued at any time. All decisions regarding dividend distributions are made by the Board of Directors, which takes into account various factors including our profits, investment plans, financial position and additional factors as it deems appropriate. Dividend payments are not guaranteed and our Board of Directors may decide, in its exclusive discretion, at any time and for whatever reason, not to pay dividends, to reduce the rate of dividends paid, to pay a special dividend, to modify the dividend payout policy or to adopt a share buyback program.

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

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), related to the furnishing and content of proxy statements and the requirements of Regulation FD (Fair Disclosure), and our directors, officers and principal shareholders are exempt from the reporting and short‑swing profit recovery provisions of Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

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

Item 4 – INFORMATION ON THE COMPANY

                   A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal name is Israel Chemicals Ltd. and our commercial name is ICL. We are a public company and operate today as a limited liability company under the laws of Israel. Our registered headquarters is located at Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv 61202, Israel. The telephone number at our registered office is +972‑3‑684‑4400. Our website address is www.icl‑group.com. The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Annual Report.

ICL was established in Israel in 1968 as a government-owned and -operated company in Israel, and operates today as a limited liability company under the laws of Israel. In 1975, the shares of various development companies (including, among others, ICL Dead Sea, the companies today consolidated as ICL Rotem, the bromine companies and Tami) were transferred to us. In 1992, following a decision of the Israeli government to privatize our Company, the State published its tender prospectus, 20% of the Company's shares were sold to the public and its shares were registered for trading on the Tel‑Aviv Stock Exchange. Prior to our public share issuance, a Special State Share in our Company and our main Israeli subsidiaries was issued to the State of Israel (for additional details regarding the terms of the Special State Share, see “Item 10 - Additional Information— B. Memorandum, Articles of Association and Special State Share”. In 1995, the State of Israel sold its controlling interest in us (representing approximately 24.9% of our shares) to Israel Corporation, which was controlled at that time by the Eisenberg family. A majority of the ordinary shares held by the state of Israel were sold during the following years. In 2000, the State of Israel ceased to be a stakeholder in terms of holding any ordinary shares in us, but it retained the Special State Share. In 1999, the Ofer Group acquired the Eisenberg family’s shares in Israel Corporation. In September 2014, we listed our shares on the New York Stock Exchange, and they are currently traded in Tel Aviv and in New York.
As of December 31, 2017, Israel Corporation holds approximately 47.6% of our outstanding ordinary shares and approximately 46% of the shareholders' voting rights.

The following is a list of significant acquisitions, divestitures (including divestitures currently in progress) and joint ventures that have contributed to the growth of our business over the last several years:

•
In December 2017, the Company signed an agreement to sell its fire safety and oil additives (P2S5 or phosphorus penta-sulfide) businesses, which belong to the Advanced Additives business line of the Specialty Solutions segment, for about $1 billion. The sale is expected to be completed in the first half of 2018. Closing of the sale is subject to fulfillment of customary closing conditions stipulated in the sale agreement, including receipt of approvals from the relevant authorities. For additional information on divestitures currently in progress, see “Item 3 - Key Information— A. Selected Financial Data”.

•
In December 2017, the Company completed the sale of its holdings in IDE Technologies Ltd., constituting 50% of IDE’s share capital. Upon closing, the net proceeds received by the Company amounted to $168 million.

•	In March 2016, ICL successfully completed the sale of Clearon (chlorine-based biocide activities in USA) in accordance with ICL’s strategy to focus on its core businesses.

•
In 2015, ICL, together with YPC, completed the formation of YPH JV. YPH JV’s activities include operation of a phosphate rock mine and other phosphate operations. In January 2016, ICL completed the investment in 15% of the issued and outstanding share capital on a fully diluted basis of YTH.

•	In 2015, ICL completed the acquisition of Prolactal, a leading European company that manufacturers dairy proteins for the food and beverage industries;

•
In 2015, ICL completed the divestiture of the following non‑core business activities: the alumina, paper and water industry (APW), the thermoplastic products for the footwear industry (Renoflex), the hygiene products for the food industry (Anti‑Germ) and the pharmaceutical and gypsum businesses (PCG).

•
In 2014, ICL concluded the acquisition of 100% of Fosbrasil (increasing its holdings from 44.25% to 100%), the leading manufacturer in Latin America of purified phosphoric acid for the food and special fertilizer markets and a manufacturer of secondary products based on phosphates and special fertilizers;

•
In 2014, ICL acquired AmegA Sciences, an innovative development company and industrial leader from England of products for special agricultural markets, landscaping, grass, and convenience installations, including solutions related to water savings, water conservation, and growth enhancement;

•	In 2014, ICL acquired the Hagesud Group, a German producer of premium spice blends and food ingredients for meat processing;

For information about our principal capital expenditures and divestitures during the last three fiscal years, see “Item 5 - Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Principal Capital Expenditures and Divestitures”.

B. BUSINESS OVERVIEW

      Company Overview

We are a leading global specialty minerals company that operates a unique, integrated business model. We extract raw materials and utilize sophisticated processing and product formulation technologies to add value to our customers in the various agriculture and industrial markets. Our operations are organized under two segments: the Essential Minerals Segment and the Specialty Solutions Segment. The Essential Minerals Segment includes three business lines: ICL Potash & Magnesium, ICL Phosphate and ICL Specialty Fertilizers. The Specialty Solutions Segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties. Following a recent management decision regarding the Company’s structure, in 2017 the Specialty Fertilizers business became was shifted to the Essential Minerals segment.

Our principal assets include:

•	Access to one of the world’s richest, longest‑life and lowest‑cost sources of potash and bromine (the Dead Sea).

•	Two potash mines and processing facilities in Spain.

•	Polysulphate resources in the United Kingdom.

•	Bromine compounds processing facilities located in Israel, the Netherlands and China.

•
A unique integrated phosphate value chain, from phosphate rock mines in the Negev Desert in Israel and in China to our value‑added downstream production in Israel, Europe, the United States, Brazil and China. Our specialty phosphates serve the food industry by providing texture and stability solutions to the meat, poultry, sea food, dairy and bakery markets and many industrial markets such as metal treatment, water treatment, oral care, carbonated drinks, asphalt modification, paints and coatings and more.

•	Production of dairy proteins in Austria and Germany for the infant food, dairy and functional beverages markets.

•
Production of tailor-made, highly-effective specialty fertilizers offering both improved value to the grower and precise feeding which is essential for plant development, optimization of crop yields and reduced environmental impacts.

•	An extensive global logistics and distribution network with operations in over 30 countries.

•
A focused and highly experienced group of technical experts developing production processes, new applications, formulations and products for our three key end‑markets: agriculture, food and engineered materials.

In the year ended December 31, 2017, we generated total sales of $5,418 million, operating income of $629 million, adjusted operating income of $652 million, net income attributable to the shareholders of the company of $364 million and adjusted net income attributable to the shareholders of the company of $389 million. The sales of ICL Essential Minerals amounted to $3,008 million and the operating income attributable to the segment amounted to $359 million, the sales of ICL Specialty Solutions amounted to $2,650 million and the operating income attributable to the segment amounted to $554 million.

For a breakdown of sales and a geographic market by segments for each of the last three fiscal years, see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results”.

      Our Industries

The majority of our businesses compete in the global fertilizer and specialty chemicals industries.

Fertilizers

Fertilizers serve an important role in global agriculture by providing vital nutrients that help increase both the yield and the quality of crops. Of the three nutrients that are required for plant growth – potassium, phosphorus and nitrogen – ICL supplies the first two. There are no artificial substitutes for potassium and phosphorous. Although these nutrients are naturally found in soil, they are depleted over time by farming, which could lead to declining crop yields and land productivity. To replenish these nutrients, farmers must apply fertilizers. The demand for fertilizers is volatile and seasonal. In the Company’s estimation, the policy of most countries is to ensure an orderly supply of high‑quality food to their residents, including by encouraging agricultural production, which should preserve the long‑term growth trend of fertilizer consumption.

Potash helps regulate a plant’s physiological functions and improves plant resilience, providing crops with protection from drought, disease, parasites and cold weather. Unlike phosphate and nitrogen, potash does not require additional chemical conversion to be used as a nutrient fertilizer. Potash is mined either from underground mines or, less frequently, from solutions found in nature, such as the Company’s operations in the Dead Sea. According to estimates of the United States Geological Survey, six countries accounted for approximately 88% of the world’s aggregate potash production and the top nine producers (considering China as a single producer even though there are numerous producers in China) accounted for approximately 96% of the world’s production in 2017. Based on preliminary estimates of FertEcon Potash Outlook in December 2017, worldwide sales of potash in 2017 were higher than in 2016, due to increased demand in all regions.

The entry barriers facing new competitors into the potash market are significant, and include a long lead time and an investment of billions of dollars of capital per operation. For example, economically recoverable potash deposits are scarce, typically deep in the earth and geographically concentrated. Nonetheless, three fertilizer companies are in the process of commissioning new (Greenfield) mines.

Magnesium is considered to be the lightest structural metal. One of the main characteristics of magnesium is a higher strength‑to‑weight ratio compared with other metals – mainly steel and aluminum. The magnesium market is characterized by concentration of production, where about 85% of the production is in China. There are a small number of western producers, including US Magnesium in the United States and RIMA in Brazil.

Polysulphate™ is a mineral used in its natural form as fertilizer for agriculture, fertilizer for organic agriculture and a raw material for production of specialty fertilizers. Polysulphate™ is composed of sulphur (SO3 48%), potash (K2O 14%), calcium and magnesium, which are essential components for improvement of crops and agricultural products.

Phosphate is essential for a plant’s root development and is required for photosynthesis, seed germination and efficient usage of water. The main raw materials for phosphate fertilizers are phosphate rock and sulphuric acid as well as ammonia. The principal phosphate fertilizer producing regions have plentiful reserves of high quality, phosphate rock that can be mined at a low cost. In 2017, the vast majority of the world’s phosphate rock production was in China, the United States, Morocco and Russia.

In the phosphate market, the need for access to competitive sources of multiple raw material feedstocks (phosphate rock, sulphuric acid and ammonia) combined with the complexity of developing an economically feasible downstream value chain constitute significant entry barrier with respect to new competitors.

The specialty fertilizers market is growing faster than the markets for conventional fertilizers. Specialty fertilizers are generally used for specialty crops (such as greenhouses and horticulture) but are also expanding into usage for larger specialty field crops. Farmers use fertilizers that are customized to meet the needs of specific crops, soil types and climates, to maximize yield and quality. The specialty fertilizers allow more precise application of the critical foundations for development of the plant (phosphorus acid, potassium and nitrogen) and micro‑nutrients. In addition to reduction of the environmental impacts, the specialty fertilizers contribute to a more efficient and effective fertilization of different types of agriculture products (fruits, vegetables, etc.). Increase in the demand for food is expected to give rise to an increase in the use of specialty fertilizers. These fertilizers include, among others, “enhanced efficiency fertilizers” which include controlled release fertilizers (CRF), which allow for precision in the release of nutrients over time, and delayed/slow release fertilizers (SRF), which allow for a very slow release of nutrients (nitrogen and potassium only), liquid fertilizers integrated in irrigation systems and in herbicides and fully water soluble fertilizers, which are most commonly used for fertilization by means of drip irrigation systems and foliar spraying.

     Specialty Phosphates

ICL’s phosphate‑based specialty products are part of the downstream section of our phosphate value chain, which starts from phosphate rock as the main raw material. These products and solutions deliver additional value to ICL beyond the commodity phosphates, with two main applications. One application is for the food industry, as additives for improved texture, stability and shelf‑life of processed foods in the markets for meat, bakery, dairy products and soft-drinks. In addition, specialty phosphates are used in various industrial applications, including road surfaces, oil and paint additives, electronics, energy and construction industries. Demand for phosphate‑based products is driven by global economic and population growth and improved living standards, which promote the adoption of more sophisticated food products and improved industrial products and production technologies.

      Bromine

Bromine is a member of the halogen family that is known for its diverse uses in many industries. Based on a study conducted in 2014 at Vanderbilt University, among 92 naturally occurring chemical elements, bromine falls within a class of 28 chemical elements that are essential for human life. Bromine is used in the production of a range of bromine compounds.

The largest commercial use of bromine is in the area of bromine‑based flame retardants, which, based on ICL’s internal estimations, accounts for approximately 40% of the demand for bromine. In order to meet fire-safety requirements, flame retardants are used as inputs in manufacturing processes and end products, such as, plastic enclosures for consumer electronics, printed circuit boards, insulation materials for construction, furniture, automobiles, and textiles. Additional commercial uses of bromine are in the following industries: rubber production, oil and gas drilling, water purification, intermediate materials for production of medicines and pesticides, and others. The flame retardant market, after facing contraction mainly in printed circuit board applications during 2013-2015, has stabilized starting from 2016, with the growth in automotive electronics offsetting the decline in consumer electronic applications. ICL and its competitors focus on R&D to introduce new products and uses for bromine on an ongoing basis.

Bromine is found naturally in seawater, underground brine deposits and other water reservoirs, such as the Dead Sea. The concentration of bromine varies depending upon its source. The method for extracting bromine depends on the nature of its source and its concentration. The lower the concentration of bromine in the brines, the more difficult and expensive it is to extract. The Dead Sea is the world’s premier source of bromine, with concentration levels significantly higher than in regular seawater, and it accounts for about half of the global supply (together with the production on the Jordanian side of the Dead Sea). The Dead Sea operation is the most economical supply source of bromine as it has the highest concentration, and as a result, the least amount of water must be extracted and evaporated to produce bromine, which minimizes the energy costs.

The bromine industry is highly concentrated, with three companies accounting for the majority of the worldwide capacity in 2017 (ICL, Albemarle and Lanxess). Lack of access to a low-cost source of supply, such as the Dead Sea, constitutes a significant barrier to entry for aspiring competitors, as well as the requirement for a logistical supply system and specialized transport containers (isotanks). The Company estimates that the majority of the global elemental bromine production is consumed internally by the bromine manufacturers, since there is a very small market for elemental bromine. Development of complex production facilities for downstream products is required in order to increase the global use of elemental bromine.

      Markets

ICL is organized in two segments: Essential Minerals and Specialty Solutions. Essential Minerals serves agriculture markets and operates three business lines: Potash & Magnesium (which also includes Polysulphate), Phosphates and Specialty Fertilizers. Our Specialty Solutions segment serves various industrial markets and operates our Industrial Products, Advanced Additives and Food Specialties business lines. ICL is built around three main minerals – potash, phosphate and bromine, which are the main raw materials for most of the downstream products along the integrated value chains that we have developed throughout the years. This allows us to add value and strengthen the balance in our businesses.

Potash & Polysulphate™
Potash Fertilizers
Polysulphate™
Compound NPKs
Specialty fertilizers
Food additives
Controlled & slow release fertilizers
Phosphate
Green Phosphoric Acid
Pure Phosphoric Acid
Liquid & water soluble fertilizers
P2S5, fire safety
SSP, TSP, DAP, MAP
Industrial phosphate salts and acids
Flame retardants
Bromine
Elemental Bromine
Clear brine fluids
Bromine industrial solutions
Mercury emission
Potash & Magnesium
Phosphates
Specialty Fertilizers
Industrial Products
Advanced Additives
Food Specialties
Agriculture
2,650 $ millions*
47%
Industrial
3,008 $ millions*
53%
* Including inter-segment sales
Assets and liabilities held for sale

Agriculture Markets

Global fertilizer demand is driven mainly by the supply/demand balance in respect of grains and other agriculture products, which impacts their prices. Supply of agriculture products is influenced by weather, planted areas and input usage, while demand is primarily influenced by population growth and dietary changes in the developing world:

Population and Income Growth per Capita. Historically, growth in world fertilizer consumption has been closely correlated with growth in the world’s population, which is expected to increase by over 2.0 billion and to reach 9.7 billion by 2050, according to the UN Department of Economics and Social Affairs. Currently, developed countries use fertilizers more intensively than developing countries and, therefore, produce crops at much higher yields. Economic growth in emerging markets supports food demand and thus fertilizer use. In addition, growth in income per capita in developing markets results in a shift to more protein‑rich diets through higher meat consumption, which requires larger quantities of grain for their growth, thus leading to an increased demand for seeds used in animal feed. According to the IMF (International Monetary Fund), income per capita in emerging markets and developing economics is expected to grow by 4.9% and 5.0% in 2018 and 2019, respectively.

Declining Arable Land per Capita.  As the world’s population grows, mainly in cities, farmland per capita decreases and more food production is required from each acre of farmland. This, in turn, requires increased yield per planted area. According to data from the FAO, the amount of arable land per capita is expected to decrease from 0.25 hectares per person to 0.19 hectares per person between 2010 and 2050. Effectively, new arable land is available only in limited quantities, and is concentrated mainly in Brazil. Therefore, the only viable path to increase crop production is through a yield increase in existing farms in developing countries, mainly in China, India, Russia, Africa and Central America, by optimizing the use of fertilizers (especially improving the balance in the use of potash, which is underutilized versus the use of nitrogen fertilizers), together with water availability and better seeds.

Grain Stock‑to‑Use Ratio.  The pressure on food demand and unfavorable weather in the main growing areas resulted in low levels of the grain stock‑to‑use ratio (a metric index of the level of carryover stock) since the beginning of the 21st century and up to the 2012/13 agriculture season, as illustrated by the chart below. Since then, several years of favorable weather resulted in an increase in this ratio. An increase in the grain stock-to-use ratios generally indicates that grain prices may decline (due to higher grain supply) and vice versa. During 2017, corn, wheat and soybean prices decreased by 9.5%, 8.3% and 1% respectively. Lower grain prices reduce the incentive of farmers to make intensive fertilizer application. Nevertheless, the February 2018 WASDE report published by the USDA shows a small decrease in the expected ratio of the global inventories of grains to annual consumption, to 24.7% at the end of the 2017/18 agriculture year, compared to 25.3% at the 2016/17 agriculture year, and a further decrease from a level of 25.7% in the 2015/16 agriculture year. The decrease in the global stock-to-use ratio is a result of a decrease in the ratio for corn and soybeans compared to the previous year due to rising global demand for corn and lower soybean stocks due to lower production, and despite an increase in the ratio for wheat due to higher production, mainly in Argentina and Ukraine.

                         Specialty Agriculture

Specialty Agriculture markets have been growing in the last few years and are expected to continue to grow in the coming years by a rate of 3% to 8%, depending on the market segment (McKinsey, 2013).  The decrease in arable land per capita due to population growth and the increasing pursuit of an improved quality of life are leading to a higher consumption of fruits and vegetables, which are considered specialty crops, and support the use of more sophisticated fertilizers that will enable higher yields. Increased environmental awareness is also contributing to the use of specialty fertilizers (since they result in higher nutrient efficiency).

The expected market growth is supported by the following global trends:

      The need for an increase in yield and crop quality

Enhanced Efficient Fertilizers, which include controlled release fertilizers (CRF), increase the quality and yield of crops through a more efficient crop uptake of the nutrients. Many specialty-fertilizers field trials in specific growing regions have already demonstrated the benefits of using new fertilizer technologies. The Enhanced Efficiency Fertilizers category is rapidly growing globally.

      Regulatory pressure and environmental trends

Environmental regulations impose restrictions on the level of nutrient usage. This results in a movement towards more efficient nutrient solutions, such as Controlled Release Fertilizers (CRFs) or Water Soluble Fertilizers.

China’s Zero Growth Fertilizers 2020 is one example of such a regulation. In order to achieve the goal of a zero increase in fertilizer consumption by 2020, China is promoting new fertilization technologies including Controlled Release Fertilizers and fertigation; raising customized fertilizer application; promoting new fertilizers and new technologies; promoting organic fertilizer application and strengthening of high-standard ploughing (Agronews, 2015). CRFs are representative of new fertilizers, so hastening their adoption will play a pivotal role in reducing the consumption volume of chemical fertilizers and improving their utilization rates (CCM, Data & Business Intelligence, 2016). Another example is the EU Nitrate Directive, which sets a limit to the amount of nitrates in the water. Specialty Fertilizers, such as CRFs, can optimize the availability of nitrogen to the crop. (EU Nitrate Directive, European Commission, 2014). In recent years, there has been a growing trend among commercial companies, such as supermarket chains and other retailers, of setting their own internal rules related to growers’ practices. For instance, some supermarket chains are demonstrating their commitment to reduce environmental impacts by setting specific rules regarding fertilizer usage by their fruits and vegetables suppliers. Other voluntary organizations, such as “GAP - Good Agriculture Practice”, publish guidelines and issue certificates to farmers who comply with their regulations. Many food processing companies and retailers adopt these guidelines as a standard their suppliers should comply with.

      New Grower Practices and Precision Agriculture

Grower practices have a substantial impact on the growth of the Specialty Fertilizers market. Fertigation usage has grown by approximately 10% per year and is expected to continue to grow at the same rate in the coming years (McKinsey, 2013). Applying fertilizers via fertigation systems, is much more efficient when using Specialty Fertilizers, thus increasing the demand for soluble fertilizers such as Water Soluble NPKs.

New sensors and monitoring systems that gather large amounts of data on fertilization and yield in an innovative and cost efficient way are, among other things, part of what is known as Precision Agriculture. Precision Agriculture is designed to reduce the farmers’ operational costs while increasing yields through sophisticated data analysis, implementation and management. This trend has a constant positive impact on the demand for Specialty Fertilizers, which are easier to apply with the required precision to achieve optimal results for the farmer.

The ongoing improvements in agricultural technology have resulted in a significant increase in the usage of drip irrigation (more than 10% per year) and an increase in demand for liquid and water soluble fertilizers.

All of the above are expected to contribute to a higher long-term demand for specialty fertilizer solutions.

Industrial Markets

ICL’s Specialty Solutions segment, through its Industrial Products, Advanced Additives and Food Specialties business lines, serves various industrial markets, benefitting from its integrated phosphate and bromine value chains.

Food Specialties

Consumer demand for different food products has changed dramatically over the last several decades, driven by several trends and processes, including increased income per capita, demographic shifts and lifestyle changes. Longer working hours, changing family structures, increased awareness of nutrition and health issues and access to a broader variety of food products result in growing demand for more sophisticated, protein-enriched, unprocessed (“clean label”) and non-allergenic (“free from”) food products with longer shelf lives.

This changing demand includes greater demand for more sophisticated food and processed food products with enhanced nutritional value and balance along with improved flavor, texture and appearance. An increasingly longer supply chain and consumer awareness of food waste also drives the demand for longer shelf‑life and food stability. These trends act as long‑term drivers of demand for food additives, such as, phosphate derivatives, phosphate and protein containing formulations and hygiene products for the processed meat, bakery, dairy and beverages industries.

Industrial Products

Demand for the products manufactured by ICL Industrial Products, which include solutions based on bromine and phosphorus, is driven by population growth, increased standards of living, higher environmental awareness and increased focus on cost effective production. These trends drive demand for more environmentally friendly and safer industrial products, as well as efficient and reliable service suppliers. ICL’s products serve a diverse number of industries, such as, construction, electronics, energy (including renewable energy), water and pharmaceutical. Increased regulation and environmental awareness also result in greater demand for flame retardants including polymeric and reactive flame retardants, mercury emission control solutions, bromine‑based biocides for water treatment, bromine, magnesia and potassium chloride‑based intermediates for the pharmaceutical industry and oil additive solutions.

Advanced Additives

ICL’s Advanced Additives business line uses phosphoric acid, which is incorporated as a raw material into industrial-grade product solutions that serve the needs of many industries such as, water treatment, cleaning materials, paints and coatings, metal treatment and more. Phosphorous penta sulphide (p2s5) is an oil additive manufactured to serve the lubricating oil additives and insecticide markets. Increased regulation and environmental awareness also results in greater demand for forest fire retardants, as well as Class B fire-fighting foams, which are manufactured and sold by the business line.

In December 2017, ICL signed an agreement to sell its oil additives and fire safety businesses for about $1 billion. For additional information on divestitures currently in progress, see “Item 3 - Key Information— A. Selected Financial Data”.

      Our Competitive Strengths

ICL attributes its business strength to the following competitive advantages:

•
Unique portfolio of mineral assets. ICL benefits from access to one of the world’s resource‑rich, long‑life and low‑cost raw materials, mainly potash and bromine. ICL’s access to these resources is based on an exclusive concession from the State of Israel for extraction of minerals from the Dead Sea. ICL also holds licenses to mine potash and salts from underground mines in Spain, with vast, long‑term reserves. In the UK, ICL is focusing on shifting its potash production solely to Polysulphate, a unique mineral for the area. In addition, ICL has access to phosphate rock in the Negev Desert based on mining concessions from the State of Israel and it holds a concession for mining phosphates in China. Access to these assets provides ICL with a consistent, reliable supply of raw materials, allowing for large scale-production and supporting ICL’s integrated value chain of specialty, value added products.

Dead Sea in Israel:  ICL’s potash and bromine production facilities at the Dead Sea enjoy lower production costs compared to mining potash from underground deposits or extracting bromine from less concentrated sources, owing to the high concentration and virtually unlimited supply of minerals in the Dead Sea and owing to the unique solar evaporation production process which is less energy intensive. Furthermore, the Dead Sea’s hot and dry climate allows ICL to store outdoors very large amounts of potash (exceeding one full year of production) at a low cost. This advantage enables ICL to operate its potash facilities at full production capacity despite periodic fluctuations in demand and to react faster in periods of higher demand. In addition, ICL benefits from the geographic proximity of its facilities in Israel to seaports and from Israel’s geographic positioning vis‑à‑vis its main geographical markets (especially the fast‑growing markets of India, China and Brazil), reducing transportation, logistics costs and time-to-market. While ICL benefits from these advantages, it expects to incur infrastructure‑related costs in connection with harvesting salt from Pond 5 at its Dead Sea complex, which is its central evaporation pond, to avoid the need to continue to raise the water level in the pond. In addition, while the supply in the Dead Sea is virtually unlimited, ICL’s access to this supply of potash and bromine pursuant to the concession is subject to the need to construct a new pumping station. Moreover, ICL’s effective tax rate has risen in accordance with the Law for Taxation of Profits from Natural Resources which entered into effect on January 1, 2016, except with respect to potash sales from ICL Dead Sea where the effective date was January 1, 2017.  See “Item 3 - Key Information— D. Risk Factors— Risks Related to Our Business”.

United Kingdom and Spain mineral assets: In addition to its operations in Israel, ICL mines potash in Spain and potash and Polysulphate in the United Kingdom (potash production in the United Kingdom is expected to halt completely in mid-2018). The geographical proximity to Europe, the primary market of these assets, provides ICL with logistical advantages reflected in lower transportation costs, faster time-to‑market and higher net-back prices. In Spain, ICL is progressing with its project to consolidate the two existing mines and processing facilities into one complex which operates a ramp instead of a shaft, thus increasing the mine’s capacity and contributing to lower costs. The project also consists of expanding the above-mentioned processing facility’s capacity, logistics adjustments and improvements and construction of a new, deep-water terminal in the Port of Barcelona. In the UK, the Company is increasing the production of Polysulphate, a unique mineral containing four nutrients (potassium, sulphur, calcium and magnesium) which can be used as a natural fertilizer and provides a very cost effective solution, as its production does not require chemical processing.

Integrated phosphate value chain:  Due to ICL’s access to phosphate rock in the Negev Desert and in China, it is the only sizeable downstream, fully backward integrated phosphate player. ICL mines and processes phosphate rock from three open‑pit mines in the Negev Desert under mining concessions with the State of Israel and from an open-pit mine in Haikou (China), using conventional methods, under a phosphate mining license that was issued in July 2015 by the Division of Land and Resources of the Yunnan district in China. Approximately 90% of the phosphate rock produced is used internally to manufacture phosphate fertilizers, fertilizer-grade and pure phosphoric acid, with the balance being sold to third parties. ICL’s phosphate assets are the base for its vast and diversified specialty phosphates product portfolio and are used in industrial applications as well as food and specialty fertilizers. These business lines add additional value to the commodity business and reduce ICL’s exposure to the volatility in the commodity markets, thus improving the balance of our business. See “Item 3 - Key Information— D. Risk Factors— Our mining operations are dependent on concessions, licenses and permits granted to us by the respective governments in the countries wherein they are located”.

•
Diversification into higher value‑added specialty products leveraging ICL’s integrated business model. ICL’s integrated production processes are based on a synergistic value chain that allows it to both efficiently convert raw materials into value‑added downstream products and to utilize the by‑products. For example, in phosphates, ICL utilizes its backward integration to produce specialty phosphates used in the food industry and for industrial applications, which provides it with additional margins on top of the commodity margin. The food ingredients provide solutions for improved texture and stability for meat, dairy and bakery products. In addition, as a by‑product of the potash production at the Dead Sea, ICL generates brines with the highest bromine concentration globally. ICL’s bromine‑based products serve the electronics, construction, oil and gas and other industries.

•
Leading positions in markets with high entry barriers.  ICL is a global leader in many of the key markets in which it operates, including elemental bromine, PK fertilizers, specialty fertilizers, specialty phosphates and phosphate‑based food additives. ICL believes it is generally ranked among the leaders in several markets (e.g. potash, Polysulphate, elemental bromine, specialty fertilizers – CRF, MKP, PK, forest fire retardants, phosphorous-based flame retardants etc.).

Most of ICL’s businesses rely on natural resources that are scarce and concentrated in the hands of a few market participants. ICL’s exclusive concessions, intellectual property (unique knowledge, technologies and patents for various products and applications), world‑wide marketing and distribution network and high industry start‑up costs for new market entrants add further significant barriers to entry.

•
Strategically located production and logistics assets.  ICL benefits from the proximity of its facilities, both in Israel and Europe, to developed economies (western Europe) and emerging markets (such as China, India and Brazil). For example, in Israel, ICL ships from two seaports: the Port of Ashdod (with access to Europe and South America) and the Port of Eilat (with access to Asia, Africa and Oceania). Access to these two ports provides ICL with two distinctive advantages versus its competitors: (1) it has lower plant gate‑to‑port, ocean freight, and transportation costs from ports to target markets, which lower its overall cost structure; and (2) it has faster time to markets due to its proximity to end‑markets, allowing it to opportunistically fill short lead‑time orders, strengthening its position with its customers. In 2015, ICL completed establishment of the YPH JV with Yunnan Phosphate Chemicals Group, China’s leading phosphate manufacturer, which strengthens its position in China. In addition, ICL is the sole producer with the ability to transport potash and phosphates from the same port (which it does in Israel). ICL’s sales are balanced between emerging markets (approximately 38% of 2017 sales) and developed economies (approximately 62% of 2017 sales).

•
Available cash flows from operating activities and closely monitored capital allocation approach. Cash flow optimization initiatives, including optimization of the capital expenditures (CAPEX) and working capital, efficiency measures and the balancing effect of ICL’s specialty businesses, enabled the Company to generate operating cash flow of $847 million in 2017. These cash flows were used in accordance with the Company’s strict approach in connection with allotment of equity, whereby the Company examines, on an ongoing basis, the work plan and its investments. ICL balances between driving its long‑term value creation through investments in its growth, reducing the debt level, and providing a solid dividend yield. In the beginning of 2016, ICL updated its dividend distribution policy for 2016–2017 to a payment rate of up to 50% of the adjusted net income (compared with 70% of the net income previously). On March 6, 2018, the Company’s Board of Directors revisited the dividend distribution policy and decided that for 2018 and 2019 the Company’s dividend payment rate will continue to be up to 50% of the adjusted net income. In 2017, the Company paid total dividends of $240 million, of which $180 million was declared in 2017. The dividend declared in 2017 reflects a dividend yield rate of 3% (based on the average share price for the year). See “Item 8 - Financial Information— A. Consolidated Statements and Other Financial Information— Dividend policy”.

•
Professional expertise and culture of collaboration and determination. ICL’s operations are managed by an international management team with extensive industry experience. ICL’s senior management team’s unprecedented accumulated experience amounts to over 300 years in the Company. ICL develops leaders with strong experience in their fields in order to drive change and innovation within the Company. ICL focuses on nurturing and empowering talent through a global platform of qualification, collaboration and communication that reinforces innovation.

      Our Strategy

ICL’s integrated business model is based on its unique access to essential minerals that support its specialty downstream activities – with the focus on crop nutrition and industrial markets. Our model creates significant operational synergies, which derive from the combination of our attractive assets and broad value‑added solutions. Over the years, we have developed a balanced portfolio that supports long‑term stability and growth.

We have orchestrated a strategic plan based on two priorities: (1) Concentrating our efforts on our three core‑mineral chains (potash, phosphate and bromine) – continued streamlining and efficiency measures to ensure the competitiveness of our three core minerals. In addition, the industrial derivatives of our phosphate and bromine minerals will remain important pillars in ICL’s business and we will continue to nurture them, leveraging our strengths and competitive advantages; (2) Accelerating growth of Advanced Crop Nutrition solutions – increase of revenues & profit via developing proximity to farmers, bringing value-added products and services, investing in Precision Ag technologies and performing bolt-on acquisitions.

Our key strategic initiatives include:

Concentrating our efforts on our three core‑mineral chains (potash, phosphate and bromine). We have successfully implemented cost reduction initiatives in our potash, phosphate and bromine operations. These efforts are expected to continue to improve our competitiveness and profitability in the future.

Implementation of optimization and efficiency measures aimed at improving the Company’s existing mineral assets is expected to increase the production capabilities and to reduce the cost per tonne, thereby ensuring the competitiveness of ICL’s products. For example, at ICL Iberia the Company is expected to continue consolidation of its mining operations and to introduce an efficiency plan with the goal of ensuring that this potash site will always be profitable – even in low-cycle periods. At ICL UK, ICL is shifting its production from potash to Polysulphate™, which is expected to bring this site to break-even in the short term and to sustainable profitability in the medium term. At ICL’s YPH JV in China, the Company has also reduced costs through efficiency and operational excellence measures, while accelerating the shift from commodities to specialty products. Our target is to reduce our average cost per tonne in potash by approximately 10-15% within 5 years and to maintain production capability of approximately 5 million tonnes of potash.

We will continue to strengthen our bromine and phosphate downstream activities – bringing new products and solutions, developing our proximity to customers, focusing on value over volume and performing bolt-on acquisitions. Our target is to outgrow the market while expanding our margins and maintaining high ROI.

The Company has prioritized “advanced crop nutrition” as a significant growth engine for the future – leveraging our existing capabilities in the fertilizer market and our leading global position in specialty solutions area. Over the past few years, we have developed a unique coating technology that enables controlled release of nutrients in a more effective way. We have also launched Polysulphate™, a unique organic fertilizer containing four key plant nutrients (sulphur, potassium, magnesium and calcium). In 2017, Polysulphate™ sales reached approximately 300 thousand tonnes and are expected to continue to grow. Polysulphate™ will be the base for growing our semi-specialty business, by introducing a wide portfolio of solutions based on this natural mineral. Our target is to grow sales of semi-specialty business from about $100 million to about $400 million.

In the coming years, we intend to further cultivate our relationship with the farmers, by offering a wide range of products and solutions, as well as by promoting innovation via the growing use of precision agriculture. In that sense we will consider to invest tens of millions of dollars in new technologies and solutions. Our target is to grow specialty fertilizers’ sales to over $1 billion in the next 5 years while expanding margins.

All of these growth initiatives will be supported by our financial strength: ICL has taken several steps to solidify its capital structure, reduce its debt and generate funds for growth initiatives by optimizing capital expenditures and working capital, cost reduction and selling off low‑synergy assets.

In 2017, the Company announced that it had agreed to sell its fire safety and oil additives business to SK Capital, a private investment firm, for an aggregate amount of approximately $1 billion. In addition, ICL has completed the sale of its holdings (50%) in IDE Technologies, a desalination and water treatment company. For additional information on divestitures currently in progress, see “Item 3 - Key Information— A. Selected Financial Data”.

Segment Information

We are a leading multinational company that operates mainly in the areas of fertilizers and specialty chemicals, through two segments – Essential Minerals and Specialty Solutions.

ICL
Essential Minerals Segment
Specialty Solutions Segment
Potash & Magnesium
Phosphate
Specialty Fertilizers
Industrial Products
Advanced Additives
Food Specialties
Agriculture
Industrial
2017 Sales by business lines
Including sales to other business lines in the Company
2017 Operating income by business lines
Before G&A expenses
Potash & Magnesium
Phosphate
Specialty Fertilizers
Industrial Products
Advanced Additives
Food Specialties
Specialty Solutions
Essential Minerals
692
1,052
1,383
596
877
1,193
Specialty Solutions
Essential Minerals
23
56
282
51
201
303

      Specialty Solutions Segment

The Specialty Solutions segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties. The segment produces and markets a wide range of specialty products based on ICL’s integrated value chain. The segment enjoys competitive advantages from ICL’s upstream operations, generates higher organic growth compared to the commodity business and is less volatile. The ICL Specialty Solutions segment targets industrial markets and concentrates on achieving growth through a highly-tailored customer focus, as well as product innovation, including improving existing products, and commercial excellence. The segment’s business lines are focused on downstream phosphate products, bromine and bromine derivatives, as well as dairy proteins serving a wide array of diversified end markets. In addition, the segment strives to expand geographically, especially into emerging markets.

In 2017, the total sales of the ICL Specialty Solutions segment were $2,650 million and accounted for 49% of ICL's total sales (including sales to the ICL Essential Minerals segment), while the operating income for ICL Specialty Solutions totaled $554 million, representing 61% of ICL's total operating income attributed to segments.

      Industrial Products business line

The ICL Industrial Products business line produces bromine out of a solution that is created as a by‑product of the KCl production process in Sodom, Israel, as well as bromine‑based compounds. ICL Industrial Products uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, ICL Industrial Products produces several grades of KCl, salt, magnesium chloride and magnesia products. ICL Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

In 2017, the total sales of ICL Industrial Products were $1,193 million and represented approximately 45% of the Specialty Solutions segment’s sales. The sales of the ICL Industrial Products business line increased by approximately 6.5% compared to 2016. For additional information see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Results of Operations”.

Products

ICL Industrial Products focuses on three main sub-business lines:

Flame retardants – bromine, phosphorus and magnesia-based flame retardants are used in electronics, building and construction, automotive, textile and furnishing applications. Flame retardants are added to plastics, textiles and other combustible materials to inhibit, suppress, or delay fire or flames and to prevent the spread of fire.

Industrial solutions – elemental bromine has a range of uses in the chemical industry, while bromine and phosphorous compounds are used in a number of industries worldwide, such as: rubber, pharmaceuticals, agro and polyester (in production of plastic fabrics and bottles). Clear brine solutions are used for balancing pressure in the oil and gas drilling industry. In addition, this sub-business line includes bromine‑based biocides used for treating industrial water.

Specialty minerals – specialty minerals includes magnesia and salt products. The main applications of magnesia products are food and pharma, oil and fuel additives, catalysts and many other small applications. The salts include sodium chloride, magnesium chloride and KCl which are mainly used for the food industry, deicing (MgCl2) and various industrial applications. Due to the uniqueness and high quality/purity of our products, most of our sales are to niche markets.

The following table sets forth the principal products of ICL Industrial Products, as well as their primary applications and end‑markets:

Product	Primary Applications	Primary End‑Markets
Bromine-, Phosphorus- and Magnesia Based Flame Retardants	Additives used in plastic, building materials and textile production	Electronics, automotive, public transportation, building and construction, furniture and textiles

Elemental Bromine	Chemical reagent	Tire manufacturing, pharmaceuticals and agro

Phosphorus-Based Industrial Compounds	Fire resistant fluids in turbines & power generation hydraulic systems and phosphorous-based inorganic intermediates,	Power plants and agro

Organic Bromine Compounds	Insecticides, solvents for chemical synthesis and chemical intermediates	Pharmaceuticals and agro

Clear Brines	Oil and gas drillings	Oil and gas

Merquel	Mercury emission control	Emission control in coal‑fired power plants

Bromine‑Based Biocides	Water treatment and disinfection	Swimming pools, cooling towers, paper plants and oil and gas drillings

Magnesia Products	Pharma and food, transformer steel, catalysts	Food additives, multivitamins, transformer steel, automotive rubber and plastic, health care

Solid MgCl2, KCl	Deicing, food, oil drilling, pharma	Deicing, sodium replacement, KCl for drugs. multivitamins, oil drilling companies, small industrial niche markets

ICL Industrial Products also develops innovative products and new applications for existing products. The new products introduced in recent years include, among others, Merquel® (inorganic bromides for neutralization of mercury), FR122P flame retardant (a polymeric bromine‑based flame retardant used in insulation material in the construction industry), TexFRon® 4002 (a polymeric flame retardant product for textiles), FR‑1410 (a bromine-based flame retardant used in electronic & electricity, building & construction, textile and other applications), Fyrol® HF-10 (a phosphorus-based flame retardant for polyurethane foam), energy storage (a wide range of products use in bromine-based flow batteries), SaFRon® 6605 (a phosphorus‑ and bromine‑based flame retardant for rigid polyurethane spray foam for insulation systems in the construction industry and VeriQuel™R100 (a phosphorus-based reactive flame retardant for rigid polyisocyanurate and polyurethane spray foam).

Merquel®: The UNEP Global Mercury Partnership is an entity dedicated to protecting human health and the environment from the impacts of mercury and reducing its release on a global basis. The Partnership initiated the global Minamata treaty and is carrying on international negotiations for establishing a legally-binding agreement regarding mercury emissions. In the U.S, a law was passed by the U.S. Environmental Protection Agency (“EPA”) requiring a significant reduction of mercury emissions in the United States and all utilities must comply with the new limits, starting from April 2016. Concurrently, the United States is continuing to incentivize reductions in mercury emissions by providing tax credits. The Merquel® product line, launched by ICL Industrial Products at the end of 2008, is based on inorganic bromides, which when integrated with certain technologies is designed to enable efficient neutralization of mercury to the limits determined by the authorities (a 90% reduction in mercury emissions). ICL Industrial Products has invested in an extensive logistics system in the United States to allow for the continuous supply of Merquel® to the United States market and is making preparations to establish the production and logistics capacity required for stable supply to this market and to other countries that will adopt similar legislation. ICL is the leading supplier in this market.

FR-122P Flame Retardant: In January 2012, ICL Industrial Products signed a licensing agreement with Dow Global Technologies LLC, a subsidiary of the Dow Chemical Company, to use certain of its patents and know‑how to produce an innovative polymeric bromine‑based flame retardant for expanded (EPS) and extruded (XPS) polystyrene foams used as insulation materials in the construction industry. This next generation flame retardant, which is marketed by ICL Industrial Products under the brand name FR-122P, constitutes a sustainable alternative for customers transitioning from the flame retardant HBCD (hexabromocyclododecane) that has been prohibited for use in the European Union since August 2017.

ICL Industrial Products commercially produces FR-122P at its plants in Israel and the Netherlands with a combined annual capacity of 12,500 metric tons. In February 2016, ICL Industrial Products and Albemarle Corporation signed a long-term agreement for supply of polymeric flame retardants to Albemarle from ICL’s plants in Israel and the Netherlands.

TexFRon® flame retardant products for textiles:  In 2015, ICL began selling TexFRon® 4002, a polymeric flame retardant product for textiles developed as part of the R&D activities of ICL Industrial Products. TexFRon® 4002, which is designed to provide high‑level fire retardant solutions for textile and adhesive products, is an effective substitute for DECA, regarding which the Company’s management has decided to discontinue the production and marketing thereof, following a regulation prohibiting its use, which is expected to take effect in Europe in 2019. In December 2014, the TexFRon® 4002 polymeric product was recognized by Oekotex, a European standard for textile products. This product is the first bromine-based flame retardant that has received such recognition.

Energy storage: Bromine-based flow batteries are highly effective for storing large amounts of energy and offer important advantages compared to alternatives. ICL provides a high‑purity, tailor-made electrolyte solution together with a recycling process to assure that this technology is fully sustainable (in its post-use phase as well). Bromine-based flow batteries can be produced at lower cost, last longer and have greater capacity. ICL’s energy storage products were developed in order to address the developing needs deriving from the increased use of renewable energy. ICL supports technology developers with its world class experts and advanced laboratories, and its bromine-based energy storage technology provides environmental and social benefits.

FR‑1410: In the past few years, ICL has begun selling FR‑1410, which is a bromine-based flame retardant. This flame retardant is primarily used in the electronics, construction, home appliance and textile markets.

New products for polyurethane. The new products of ICL Industrial products for polyurethane include the following:

•
Fyrol® HF‑9, a phosphorus-based flame retardant for the furniture industry, which was developed and commercialized in response to California’s addition of TDCP, to the Proposition 65 list of substances designated by the State of California as known carcinogens. Fyrol® HF‑9 has also been shown to be an effective flame retardant for automotive applications required to meet FMVSS-302; as well as, offering improved resistance of flexible polyurethane foam to open flames compared to the technology currently used in the upholstered furniture industry. Additionally, Fyrol® HF‑9 performs well in flexible polyurethane foam upholstered furniture applications from a cost performance and foam discoloration perspective.

•
Fyrol® HF‑10, which was recently developed and commercialized, represents a greater step forward in terms of volatile organic compounds for flexible polyurethane foam for automotive applications. The product was developed specifically to support the global automotive industry’s gradual shift away from TDCP and lower VOC (Volatile Organic Compounds) requirements. Fyrol® HF-10 is also an effective alternative to tris (chloroisopropyl) phosphate (TCPP) for flexible polyurethane foam in upholstered furniture and bedding applications required to meet BS5852.

•
SaFRon 6605 is a product containing phosphorus and bromine and is particularly appropriate for flame retarding rigid polyurethane spray foam insulation systems aimed at meeting flammability standards and building codes that promote the safe use of foam in insulation systems.

•
VeriQuel™ R100 is a reactive flame retardant alternative to a legacy additive flame retardant (TCPP) in rigid polyurethane insulation applications.  VeriQuel R100 provides a timely drop-in replacement for TCPP due to the ever-increasing regulatory pressure mounting against TCPP for its reported ubiquity in living environments. The strength of VeriQuel™ R100’s value proposition is that it is reactive and thus helps avoid leaching or migration from the polymer into living environments as is reported with TCPP.

Production

ICL Industrial Products’ major manufacturing facilities are located in Israel (production of bromine, bromine compounds, magnesia and salts products), the Netherlands (bromine compounds), Germany (phosphorus compounds), France (magnesia and calcium carbonate based products), the United States (phosphorus compounds) and China (bromine compounds).

ICL Industrial Products’ principal manufacturing plants and marketing companies are set forth in the map below:

ICL The Netherlands
ICL U.S New Jersey
ICL Belgium
ICL Germany Bitterfeld
ICL France Caffiers
ICL The Netherlands Terneuzen
ICL U.S St. Louis
ICL U.S Gallipolis Ferry
ICL U.S New Orleans
ICL Dead Sea
ICL Neot Hovav
ICL Mishor Rotem
ICL China Shandong
ICL South Korea
ICL Japan
ICL China Lian Yun Gang
ICL China
ICL China Jiaxing
ICL Hong Kong
ICL Singapore
ICL Brazil Sao Paulo
Distribution Center
Marketing Company
Manufacturing Plants:
Bromine Industrial Solutions
Bromine Flame Retardant
Phosphorus Flame Retardant
Phosphorus Industrial Solutions
Specialty Minerals

In 2017, ICL produced approximately 180 thousand tons of bromine, 230 thousand tons of bromine compounds, 80 thousand tons of phosphorus compounds, approximately 45 thousand tons of magnesia products and 330 thousand tons of Dead Sea Salts. The maximum annual capacity is approximately 280 thousand tons of elemental bromine, 430 thousand tons of bromine compounds, 140 thousand tons of phosphorous compounds, 75 thousand tons of magnesia and 480 thousand tons of Dead Sea Salts.

Competition

ICL Industrial Products is the world's largest manufacturer of elemental bromine. Based on internal estimates, ICL and its two main competitors, Albemarle and Lanxess, accounted for the majority of the worldwide production of bromine in 2017. Chinese and Indian production accounted for most of the remainder of the global production from various different sources, including, from brine produced from wells, seawater and desalinization plants. In recent years, Chinese authorities have been gearing-up their enforcement of regulations regarding safety and ecology in the local bromine industry. During 2017, the MEP (Ministry of Environmental Protection) performed inspections in the province of Shandong (main Bromine production area in China). As a result of the inspections, producers are required to execute large investments in order to meet the ecological requirements. Due to these regulations, favorable conditions were developed in the Chinese bromine and bromine compounds market.

Lanxess and Albemarle produce bromine primarily from underground brine sources in the United States. Albemarle also has a joint venture with a Jordanian company for the production of bromine and bromine compounds which is located on the Jordanian side of the Dead Sea sharing the same source of raw materials with ICL. Lanxess purchases bromine and some other bromine compounds from ICL Industrial Products under a long‑term contract.

The main barrier to entry into the bromine and bromine compound market is access to an economically viable source of bromine having a sufficiently high concentration. In addition, the bromine business requires a complex logistics system based on special containers (isotanks) for transporting the bromine. The need for the logistics system is a barrier to entry of competitors into the global bromine trade.

The Dead Sea operations offer the world’s highest bromine concentration. As a result, ICL Industrial Products’ relatively low production cost of elemental bromine gives it a competitive advantage. An additional competitive advantage derives from ICL’s isotanks fleet, which is the largest in the world. In addition, ICL Industrial Products has a widespread worldwide marketing, sales and supply chain network and a range of high‑quality products, combined with a technical support system that works closely with customers, providing a good competitive position in its target markets. In China, for example, ICL Industrial Products’ network includes three production facilities, a sales network and technical support. In the Netherlands, ICL Industrial Products has a bromine compound production facility, which gives it a competitive advantage over materials imported into Europe. The phosphorous‑based flame retardant and functional fluids production plants in the United States and Europe are situated in close proximity to ICL Industrial Products’ principal customers.

In the phosphorous‑based flame retardants market, competition is mainly from Chinese manufacturers operating in the local market and in markets outside China, mainly Europe and the United States. The Chinese manufacturers have access to a source of high‑quality, low‑cost phosphorus, which improves their capacity to compete in this market.

There are many competitors in the biocides market for water treatment. The major barrier to entry into the market is related to the process of obtaining approval from the regulatory authorities to supply the biocide. During 2015, a new regulation (BPR Art. 95) entered into effect in Europe permitting only holders of the biocide approvals to sell. This acted to remove Chinese producers from supplying directly to the market. ICL is a registered and approved biocide producer.

In the magnesia field, as well as in fields of the solid MgCl2, packed KCl and salts, there are many competitors that have a cost advantage compared to us, which forces us to look for niche markets where our uniqueness and our high quality products are important.

Raw Materials and Suppliers

The principal raw materials used by ICL Industrial Products for manufacture of the end products are bromine, chlorine, phosphorus and magnesia. The production process also uses significant amounts of water and energy. The Company produces a significant portion of its raw materials through the Dead Sea minerals extraction operations. For further information on the extraction operations, see “Item 4 - Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations”.

Bromine is produced from the end brines (salt solutions) that are a by‑product of the process of production of KCl from carnallite. The brine is pumped into ICL Industrial Products’ plant in Sodom, where bromine is produced in an oxidation process using chlorine.

Chlorine is produced by electrolysis of sodium chloride and as a by‑product of the metal magnesium production process of Dead Sea Magnesium Ltd. (“Dead Sea Magnesium”). The electrolysis facility and the magnesium plant are located next to the bromine facility in Sodom. The sodium chloride used in the electrolysis process is a by‑product of the KCl production in Sodom.

ICL Industrial Products’ uses elemental bromine to manufacture bromine compounds at its facilities in Israel, the Netherlands, and China. The rest of the bromine is sold to third parties. Most bromine compounds are manufactured by a chemical process involving bromine together with a range of other raw materials, of which the largest are Bisphenol A, which is used to manufacture the bromine‑based flame retardant TBBA. Furthermore, ICL Industrial Products purchases many other raw materials that are required for production of its various products.

The following is a graphic representation of the production process.

Magnesium Plant Chlorine (CL2) as by-product of magnesium production
Bromine compounds production
Electricity for Electrolysis
Salt (NaCl) by-product of potash production
Chlorine (Cl_2)
Bromine rich end-brine by product of potash production
Bromine (Br_2)
Caustic Soda
Various customers for elemental bromine worldwide

Elemental phosphorus (P4) is produced in a roasting process from ores originating in Central Asia (Kazakhstan), the United States and China. ICL Industrial Products uses elemental phosphorus to produce phosphorus compounds at its factories (mainly phosphorous-based flame retardants). The basic phosphorus compound, POCl3, is manufactured in a chemical process that combines phosphorus, chlorine and oxygen. The reaction of this compound with a variety of other raw materials (such as propylene oxide) creates the commercial phosphorus compounds.

Following is a graphic representation of the production process:

PCl_3
Phosphorus
Chlorine
Sales
Phosphorous Acid (HCl)
Oxygen
$POCl_3$
Alcohols
Trialkyl Phosphates (HCl)
Specialty Phosphates
Sales
Alkylated Phenol
Alkylated Triaryl Phosphates (HCl)
Functional Fluids & Plasticizers
Phenol / Alcohol
Alkyl Diphenyl Phosphates
$POCl_3$
Specialty Fluids
Specialty Plasticizies
Alkyl Oxides / Chloroalkyl Oxides
Alkylchloride Phosphates
Cresylic Acid or Xylenol
Tricresyl / Trixylenol Phosphates (HCl)
Functional Fluids
Polyurethane Flame Retardants
Bisphosphates (HCl)
Resorcinol / BPA / Hydroquinone
Engineering Resins Flame Retardants
Phenol
Intermediate
Raw Materials
End Product
Application

ICL Industrial Products uses magnesium chloride to manufacture magnesia products and MgCl2 flakes and pellets at its facilities in Israel. In addition, ICL Industrial Products uses KCl from ICL Fertilizers to manufacture pure and industrial grades of KCl.

Following is a graphic representation of the production process:

KCl Production
(By ICL Fertilizers)
By Product
MgCl Solution
Magnesia Products
(Mishor Rotem)
MgCl Flakes &
Pelletes
KCl
Pure &
Industrial KCl

ICL Industrial Products maintains raw‑material inventories in quantities that take into account the projected level of production based on consumption, supply dates, distance from the supplier, and other operational and logistical considerations.

Sales, Marketing and Distribution

ICL Industrial Products’ principal markets are the United States, western Europe, China, Japan, and Taiwan. ICL Industrial Products sells its products primarily through a network of marketing companies, while a smaller part of sales are conducted through agents and distributors throughout the world. Commissions are paid to agents as is customary in the sector. Most of the sales of ICL Industrial Products are not executed under long‑term contracts or orders, but rather via current orders close to the date of supply. Nevertheless, ICL Industrial Products has several longer-term contracts (a year or more).

In addition, ICL Industrial Products has framework agreements with specific customers, under which the customer may purchase up to previously‑agreed maximum quantities of a product during the term, on the basis of which the customer issues purchase orders to ICL Industrial Products from time to time. In some of the agreements, sales prices have been fixed, occasionally subject to an update mechanism. The price determination mechanism has no significant adverse effect on the Company’s results.

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

ICL Industrial Products extends credit terms to its customers according to its credit policy. ICL Industrial Products’ sales are generally covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

Seasonality

ICL Industrial Products’ operations are not characterized by seasonal fluctuations. However, sales of some of its products fluctuate between the various seasons. Agricultural products are characterized by relatively high sales in the second and third quarters. Biocides for swimming pools are characterized by relatively lower sales in the fourth quarter. MgCl2 and salts for de‑icing are characterized by relatively higher sales in the first and fourth quarters. The aggregate impact of these diverse seasonal differences on ICL Industrial Products is not significant.

Natural Resources Tax

On November 30, 2015, the Knesset passed the Law for Taxation of Profits from Natural Resources, which entered into effect on January 1, 2016. For additional information, see Note 18 to our Audited Financial Statements.

       Advanced Additives business line

The ICL Advanced Additives business line primarily develops, produces, markets and sells a broad range of acids and specialty phosphates for various applications in a large number of industries, including metal and water treatment, paints and coatings, cleaning materials, oral hygiene, carbonated drinks and asphalt modification. The diverse products and market base support and are consistent with the Company’s strategy of increasing production of downstream products with higher added value. ICL Advanced Additives purifies some of the fertilizer-grade phosphoric acid manufactured by ICL Phosphate and also manufactures thermal phosphoric acid. The purified phosphoric acid and thermal phosphoric acid are used to manufacture downstream products with high added value – phosphate salts and acids – which are used in the various industries mentioned above. In December 2017, ICL announced the sale of the fire safety and oil additives (P2S5) businesses to SK Capital for approximately $1 billion. The sale is expected to close in the first half of 2018 subject to customary closing conditions and regulatory approvals. The ICL Advanced Additives information presented below includes data relating to the businesses designated to be divested. For additional information on divestitures currently in progress, see “Item 3 - Key Information— A. Selected Financial Data”.

In 2017, the total sales of ICL Advanced Additives were $877 million and accounted for 33% of the Specialty Solutions segment’s sales.

Sales of ICL Advanced Additives in 2017 increased by $79 million (or 10%), compared to 2016. The increase stemmed mainly from increased demand for fire safety products from U.S. government agencies due to strong wildfire activities. Furthermore, continuous growth of acid sales, especially in China and strong demand for P2S5 products contributed to the increase. For additional information, see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Results of Operations”.

Approximately 60% of ICL Advanced Additives external sales in 2017 were of phosphoric acid of various grades (technical, food, electronics and polyphosphoric acid), phosphate salts and related specialties, similar to 2016. Phosphoric acids and the downstream phosphates are produced in part using phosphate rock ICL mines in its facilities in Israel and China. Phosphoric acid is manufactured from the said phosphate rock and from elemental phosphorus (P4) purchased from third parties. ICL also purchases phosphoric acid from third parties.

Demand for ICL Advanced Additives products is affected by the global economic situation, competition in the target markets, and price fluctuations in the fertilizer markets, which affect the price of the main raw materials of this business line.

In 2015, ICL completed establishment of the YPH joint venture, which is engaged in phosphate rock mining and operates an integrated phosphate platform across the entire value chain. Based on its successful growth strategy, ICL Advanced Additives was able to increase sales of products deriving from the JV by 54% in 2017 compared to 2016.

Products

ICL Advanced Additives’ products are designed for a wide range of uses and industries. The main markets of the business line’s products include metallurgy, paints and coatings, electronics, construction, oil additives and firefighting.

ICL Advanced Additives is comprised of several sub-business lines: Industrial Specialties, Acids, Elemental Phosphorus and the businesses of Fire Safety and Oil Additives (P2S5).

ICL Advanced Additives supplies phosphate salts and phosphoric acid, which are used in the metal treatment, paints and coatings, beverages and a variety of other industries. The business line also supplies P2S5 to the lubricant oil additives market and is a leading producer of phosphate-based fire retardants, primarily used to fight forest fires. Some of ICL Advanced Additives products are based on its intellectual property and have well-known brand names mainly in the paints & coatings market, for example HALOX® or LOPON®.

Production

ICL Advanced Additives manufactures its products in its facilities in Germany, the United States, Israel, Brazil, France, Spain, China, and Mexico. In Mishor Rotem in Israel, the business line manufactures purified phosphoric acid by purifying fertilizer-grade phosphoric acid produced by ICL Phosphate. In addition, the business line manufactures technical- grade purified phosphoric acid in Kunming, China. ICL Advanced Additives also manufactures thermal phosphoric acid in the United States by utilizing elemental phosphorous and purchases purified phosphoric acid from third parties. ICL Advanced Additives in Brazil produces purified phosphoric acid from raw materials shipped from ICL Phosphate from its Israel production site, as well as raw materials purchased from external parties.

ICL Advanced Additives’ principal manufacturing plants, distribution centers and marketing companies are set forth in the map below:

ICL Canada
Kamloops
ICL U.S
St.Louis
ICL U.S
Indiana
ICL U.S
Lawrence
ICL U.S St.Louis
(Krummrich)
ICL Rancho
Cucamonga
ICL U.S
Carondelet
ICL Mexico
Nuevo Leon
ICL Germany Knapsack
ICL Germany Ladenburg
ICL Iberia
Mieres
ICL France
Provence
ICL Mishor
Rotem
YPH
ICL China
ICL Japan
ICL India
ICL Brazil
Sao Paulo
ICL Brazil Cajati
Distribution Center
Marketing Company
Manufacturing Plants:
Phosphate Salts, Acids
Fire Safety
P2S5
Paints & Coatings

In 2017, ICL Advanced Additives produced approximately 275 thousand tonnes of purified phosphoric acid (as Phosphorus Pentoxide), 295 thousand tonnes of phosphate salts, and 70 thousand tonnes of other phosphate based products (P2S5 and Fire Safety).

The maximum annual capacity of ICL Advanced Additives is approximately 340 thousand tonnes of purified phosphoric acid (as Phosphorus Pentoxide), 385 thousand tonnes of phosphate salts and 150 thousand tonnes of other phosphate-based products (P2S5 and Fire Safety).

Competition

ICL Advanced Additives has a leading position in the field of purified phosphoric acid and its downstream products. ICL Advanced Additives is the only global downstream phosphate producer and its geographical diversification provides a competitive advantage in logistics, as a supplier to global food companies. The competitors of ICL Advanced Additives are large and mid-size international chemical companies, which carry on manufacturing and marketing activities in various countries, as well as local companies serving local markets. In every field, many companies compete with ICL Advanced Additives by offering similar or substitute products.

The competitiveness of ICL Advanced Additives centers on product features, price, quality, service and the ability to meet the customers’ needs.

The primary competitors of ICL Advanced Additives are Chemische Fabrik Budenheim KG, Innophos Inc., Prayon S.A, PotashCorp, Haifa Chemicals Ltd., various Chinese producers, ChemTrade Logistics Company in North America, and Italmatch Chemicals in Europe.

Raw Materials and Suppliers

The primary raw material for manufacture of phosphate salts is purified phosphoric acid, which is produced by purifying fertilizer grade phosphoric acid as well as via a thermal process from elemental phosphorus (P4). ICL Advanced Additives obtains fertilizer-grade phosphoric acid from ICL Phosphate and also purchases P4 and purified phosphoric acid from external manufacturers.

During the fourth quarter of 2017, in light of the expected termination in 2018 of the long-term contract for supply of phosphoric acid, with the supplier PCS (an interested party in the Company up to January 2018), the Company signed a new contract with PCS which guarantees regular supply of this raw material through December 31, 2025. The terms of the new contract may result in a modest margin reduction; however, it is assumed that any potential margin reduction is expected to be recovered via market pricing actions and/or cost reductions in other areas. In addition, there is a long‑term supply agreement for P4 with another supplier.

Besides purified phosphoric acid, ICL Advanced Additives uses several dozen other raw materials, which it purchases from many suppliers. Of these, the raw material with the greatest total cost is caustic soda.

ICL Advanced Additives maintains raw‑material inventories in quantities that take into account the expected level of production based on consumption characteristics, supply times, distance from suppliers, and other logistical considerations.

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

Most of ICL Advanced Additives sales are made under agreements with terms of one or two years, or through “spot” orders placed close to the date of supply. In addition, ICL Advanced Additives has framework agreements with specific customers, through which the customer may purchase up to agreed maximum quantities of products during the term, on the basis of which the customer issues purchase orders to ICL Advanced Additives from time to time.

Most sales of ICL Advanced Additives are not based on long‑term orders or contracts. Consequently, the concept of a backlog is not of significance for ICL Advanced Additives.

ICL Advanced Additives’ strategy is to maintain adequate inventories to ensure orderly supply to customers in light of the customers’ distance from the manufacturing locations and their demand for inventory availability, and in conjunction with optimization of inventory’s storage costs. Therefore, portions of the finished product inventories are held in storage facilities in the destination countries.

ICL Advanced Additives extends credit terms to its customers according to the customary practice in their locations. The business line’s sales are generally covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

Seasonality

The target markets of most of ICL Advanced Additives products are not characterized by seasonality, except for fire safety products.

Sales volume for fire safety products is higher in the spring and summer due to the many fires in North America during this hot and dry period. 2017 was an exceptional year, with wildfires, primarily in California, lasting into the fourth quarter.

In general, the fourth quarter of the year is relatively weak due to the holiday season and customers’ destocking towards the end of the year.

      Food Specialties business line

ICL Food Specialties is a leader in developing and producing functional food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, poultry, seafood, dairy, beverage and baked goods markets. In addition, the business line produces milk and whey proteins for the food ingredients industry and provides blended, integrated solutions based on dairy proteins and phosphate additives. The business line operates primary production locations in Germany, the United States, Brazil, China, and Austria, which mainly process phosphates, milk, and spices, and also operates blending facilities in Germany, the UK, the United States, Brazil, Argentina and Australia, enabling the production of "customer specific" solutions that meet the requirements of the local market.

In 2017, the total sales of ICL Food Specialties were $596 million and accounted for 22% of the Specialty Solutions segment’s sales.

ICL Food Specialties sales in 2017 decreased by $63 million compared to 2016. The decrease derived mainly from the Dairy Protein business due to a destocking activity of a major customer for organic milk derivatives for the Chinese infant food market driven by unfulfilled growth expectations as well as by Chinese government regulations regarding infant food, which led to a sudden reduction of stock. The business line expects to regain the lost volumes in 2018 as a result of a shift to a wider and more diversified customer base, while the total market demand is expected to return to 2016 levels. For additional information, see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Results of Operations”.

ICL Food Specialties also saw lower sales volumes of Food Phosphates and Multi-Ingredient Blends in Russia due to a change of the Company’s distribution partner and in North America due to increased competition.

Sales of new products and tailor-made customer solutions continue to grow and contribute to the business line’s net sales.

ICL Food Specialties business line is an integrated part of ICL’s strategy of manufacturing downstream products with higher added value. ICL Food Specialties’ products are based mainly on phosphate rock as well as milk. Approximately 69% of ICL Food Specialties’ business line’s external sales in 2017 were downstream products of phosphoric acid, compared to 67% in 2016. The increase is driven by the decreased portion of the backward integrated dairy protein business due to the unfavorable impacts as described above. Downstream phosphates are produced in part using phosphate rock that is mined by our upstream segment and phosphoric acid manufactured from the said phosphate rock, or phosphoric acid which is purchased from third parties.

Demand for most of the products of ICL Food Specialties is affected by the global economic situation and competition in our target markets.

Food Specialties markets continue to be receptive to innovative product concepts which offer improved health and convenience characteristics while maintaining favorable texture and stability features.

In 2015, ICL completed formation of the YPH joint venture (China’s phosphate producer). The previously existing YBKGT Food business was integrated into the new YPH JV. Revenues in 2017 have been in line with 2016. As part of the organizational alignment of ICL Food Specialties in 2017, a Business Development group was setup to further improve the cooperation of the Food Specialties-related YPH activities and ICL’s knowhow and capabilities. The interaction focuses on marketing and R&D activities to further jointly develop the Chinese market.

Products

ICL Food Specialties’ products are designed for a wide range of uses in the food industry. The main products of ICL Food Specialties include food ingredients and phosphate additives which provide texture and stability solutions for processed meat, poultry, seafood, dairy, beverage and baked goods. In addition, the business line produces milk proteins and whey proteins for the food ingredients industry. Furthermore, the business line also offers spices and spice blends to the processed meat and poultry industries. The Company also produces solutions based on a combination of proteins and phosphate additives.

ICL Food Specialties is comprised of several sub‑business lines: Food Phosphates and Multi‑Ingredient Blends, Dairy Proteins and Spices.

ICL Food Specialties uses much of the phosphate salts, produced by ICL Advanced Additives, as a raw material for manufacture of food additives in many countries in the world.

A significant portion of ICL Food Specialties’ products are based on its intellectual property and have well-known brand names in their relevant markets, including FIBRISOL®, BRIFISOL®, JOHA®, TARI®, NUTRIFOS®, BENEPHOS®, BEKAPLUS®, ROVITARIS®, LEVONA® and LEVN-LITE®.

ICL Food Specialties’ highly sophisticated technology platform for the development of food texture and stability solutions has allowed it to develop expertise in phosphate‑based food additives and significant know‑how in protein management.

Production

ICL Food Specialties operates primary production locations in Germany, the United States, Brazil, China, and Austria, which mainly process phosphates, milk, and spices, and also operates blending facilities in Germany, the UK, the United States, Brazil, Argentina and Australia, which enable it to produce customer‑specific solutions meeting the requirements of the local market.

ICL Food Specialties’ principal manufacturing plants, blending units, distribution centers and marketing companies are set forth in the map below:

ICL Germany Ladenburg
ICL U.K London
ICL U.S Carondelet
ICL Poland
ICL France
ICL Austria Hartberg
ICL Germany Hemmingen
ICL Japan
ICL China
ICL Mexico
ICL Germany Engelsberg
ICL China Kunming
Distribution Center
Marketing Company
ICL Brazil Sao Paulo
Manufacturing Plants:
ICL Uruguay
Dairy Proteins
ICL New Zealand
Spices
ICL Argentina
ICL Australia
Food Phosphates & Multi Blends

In 2017, ICL Food Specialties produced approximately 85 thousand tonnes of food phosphate and multi-blends as well as 30 thousand tonnes of milk derivatives for dairy proteins and 3 thousand tonnes of spices. In addition, ICL Food Specialties sells phosphate salts manufactured by ICL Advanced Additives to the extent of approximately 100 thousand tonnes. The maximum annual production capacity of ICL Food Specialties gives it the ability to increase some of the production.

Competition

ICL Food Specialties has a leading position in the field of food grade phosphates, as well as in the dairy proteins area. ICL Food Specialties’ competitors are large and mid-size international companies serving the food industry, which have manufacturing and marketing activities in various countries, as well as local companies that reap the benefits of being local manufacturers in a regional market.

The competitiveness of ICL Food Specialties centers on product features, price, quality, service and the ability to address customers’ needs.

The primary competitors in our Food Phosphates and Multi-Ingredient Blends business are Chemische Fabrik Budenheim KG, Innophos Inc., Prayon, Adithya Birla, Haifa Chemicals Ltd., FOSFA and various Chinese producers.

Significant competitors exist in the dairy protein sub-business line including Bayrische Milchindustrie, Arla, Fonterra, Milei, Lactoprot and Sachsenmilch. Competitiveness is primarily determined by access to raw materials, supply chains and technologic know‑how.

Raw Materials and Suppliers

The main raw material for manufacture of phosphate-based food additives is purified phosphoric acid. ICL Food Specialties acquires phosphate salts internally from ICL Advanced Additives, which purifies fertilizer grade phosphoric acid obtained from ICL Phosphate and also purchases purified phosphoric acid from external manufacturers.

During the fourth quarter of 2017, in light of the expected termination in 2018 of the long-term contract for supply of phosphoric acid, with the supplier PCS (an interested party in the Company up to January 2018), the Company signed a new contract with PCS which guarantees regular supply of this raw material through December 31, 2025. The terms of the new contract may result in a modest margin reduction; however, it is assumed that any potential margin reduction is expected to be recovered via market pricing actions and/or cost reductions in other areas. For the ICL Food Specialties’ dairy protein sub-business line, securing organic quality raw materials (whole milk, skimmed milk and whey) is a key element of the operations. In order to secure the supply, there are long term agreements in place with all major suppliers, which are valid for the next 1–3 years.

In addition to phosphate salts and milk/whey, ICL Food Specialties uses hundreds of other raw materials, which it purchases from many suppliers.

At the end of 2017, there was an increase in the costs of certain raw materials of ICL Food Specialties phosphates business. The main raw materials affected are P2O5, caustic soda and carrageenan. It is expected that the business line will be able to offset these increases via higher selling prices, and has put a new global pricing policy into place.

ICL Food Specialties maintains raw material inventories in quantities that take into account the expected level of production based on consumption characteristics, supply times, distance from suppliers, and other logistical considerations.

Sales, Marketing and Distribution

ICL Food Specialties sells its products mainly to customers in Europe, North America, South America and Asia. The marketing network is based primarily on an extensive internal marketing organization and, to a lesser extent, on external distributors and selling agents. In addition, during 2017, the business line modified its organizational structure from regional-based to market segment-based to enable it to focus on developing new products and tailor-made solutions for targeted customers. This step will strengthen the business line’s go‑to market capability and contribute to cost efficiency.

For purposes of marketing and selling many of its products effectively, ICL Food Specialties’ marketing personnel work closely with customers in order to tailor the products to the customers’ needs. ICL Food Specialties is not dependent on external marketing agents.

Most sales of ICL Food Specialties do not take place according to long‑term orders or contracts, but are regularly ordered close to the time of supply. Consequently, the concept of an orders’ backlog is not relevant to ICL Food Specialties. In addition, ICL Food Specialties has framework agreements with specific customers, through which the customer may purchase up to agreed maximum quantities of products during the term.

ICL Food Specialties’ strategy is to maintain adequate inventories to ensure orderly supply to customers in light of their distance from the manufacturing locations and their demand for inventory availability, and also to optimize inventory storage costs. Therefore, portions of the finished product inventories are held in storage facilities in the destination countries.

ICL Food Specialties grants credit terms to its customers according to the customary practice in their locations. The majority of ICL Food Specialties’ sales are covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

Seasonality

The target markets of most of ICL Food Specialties products are not characterized by significant seasonality.

      Essential Minerals Segment

The Essential Minerals segment includes three business lines: ICL Potash & Magnesium, ICL Phosphate and ICL Specialty Fertilizers. The segment targets the Agro markets and focuses on efficiency, process innovation and operational excellence, in order to improve its competitive position.

In 2017, the total sales of the ICL Essential Minerals segment were $3,008 million, constituting 56% of ICL's total sales (including sales to the Specialty Solutions segment), while the operating income of ICL Essential Minerals totaled $359 million, constituting 39% of the operating income attributable to the segments.

Nitrogen, phosphorus and potassium (N, P and K) constitute the three major nutrients required for plant growth. There are currently no artificial substitutes for phosphorus and potassium (which are supplied by the Company). These three nutrients are present in the ground, however the continued use of the soil for agricultural crops depletes the concentration of these fundamental elements in the ground over time, and could result in a decline in crop yields, and therefore this deficiency must be replenished from external sources through the use of fertilizers. ICL sells phosphorus‑based and potassium‑based products.

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

In the short term, demand for fertilizers is volatile and seasonal, and is affected by factors such as weather in the world’s key agricultural growing regions, fluctuations in planting main crops, agricultural input costs, agricultural product prices and developments in biotechnology. Some of these factors are influenced by subsidies and lines of credit granted to farmers or to producers of agriculture inputs in various countries, and by environmental regulations. In addition, currency exchange rates, legislation and international trade policies have an impact on the supply, demand and level of consumption of fertilizer worldwide. In spite of the volatility that may be caused in the short term as a result of these factors, we believe that the policy of most countries is to ensure an orderly and high‑quality supply of food to the population and to this end, to encourage agricultural production. Therefore, we expect the long‑term growth trend of the fertilizers market will be maintained. Due to the existing entry barriers and the excess of supply over demand, in the long term we expect a reduction in the entry of new players into the market and the expansion of production capacity, until a new breakeven point between the supply and the demand is reached.

      ICL Potash business line

ICL Potash extracts potash from the Dead Sea and mines and produces potash and salt from subterranean mines in Spain and the UK. ICL Potash processes the potash into its types and markets it globally and also carries on other intercompany operations not solely related to the potash activities.

In 2017, total sales of ICL Potash were $1,330 million and accounted for 44% of the sales of the Essential Minerals segment. The sales of ICL Potash in 2017 increased by $45 million or 4% compared to 2016. For additional information, see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Results of Operations”.

Products

Potash is the common name for potassium chloride, which is the most common source of potassium for plants, one of the three essential nutrients for plant development, which assists in protection of plants from diseases and damaging agents, helps them to adapt to different weather conditions, regulates the water level in the plant, strengthens the plant stems and strengthens the plant's ability to absorb nourishing substances. ICL sells potash for direct application as a fertilizer and to compound fertilizer manufacturers.

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

Extraction of potash from underground mines in Spain and the United Kingdom is carried out by mining sylvinite (a mixture of potash and salt with varying potash concentrations). The potash is separated from the salt in production plants situated near the mines.

Production

ICL Potash’s principal production facilities include its plants in Israel, Spain, and the United Kingdom.

ICL Potash’s manufacturing plants, distribution centers and marketing companies are set forth in the map below:

ICL UK
ICL The Netherlands
ICL U.S
St.Louis
ICL France
ICL Germany
ICL Iberia
ICL Italy
ICL Dead Sea
YPH
ICL China Yantai
ICL China
ICL Hong Kong
ICL India
New Delhi
ICL Brazil Sao Paulo
Distribution Center
Marketing Company
Manufacturing Plants

In light of the present market conditions, ICL Potash is focusing on improving the efficiency of its operations and streamlining its cost structure in order to improve its competitive position in the market and to develop new, specialized products based on the main raw materials of the entire Essential Minerals segment, while utilizing the existing production facilities and sales and logistics array. Under this framework, the following actions were taken:

Israel

In 2017, a significant change was made in the maintenance set‑up in Sodom through establishment of the Central Reliability Maintenance System (CRM). This system serves to improve the output of the facilities, increase labor productivity and decrease production costs. The activity supports the operational excellence activities executed on the site.

In addition, in 2017, ICL signed a binding agreement with Energean, whereby the Greek company will supply up to about 13 BCM of natural gas to ICL in exchange for about $1.9 billion over a period of 15 years. Signing of the agreement constitutes an important milestone in assuring continuous supply of natural gas to ICL’s facilities in Israel and at an attractive price compared with the present contracts. For additional information, see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Principal Factors Affecting our Results of Operations and Financial Condition”.

United Kingdom

Further to the Company’s decision to accelerate the transition from extraction and production of potash to production of Polysulphate™ in ICL’s mine in the UK, in mid-2018 the Company intends to discontinue production of potash at ICL UK and to move to full production of Polysulphate™. The estimated workforce reduction as a result of the transition to full production of Polysulphate™ is more than 200 positions. For additional information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations” and “Reserves”.

Spain

In 2011, ICL’s Board of Directors approved the restructuring of ICL Iberia’s operations from two sites to one site, as part of an efficiency plan, while maintaining the current level of production. According to this plan, production at the Suria site in Spain, which includes a mine and a plant, will be expanded gradually, whereas the mining and production activities at the second site (Sallent) will be discontinued.

As part of the above-mentioned plan, the Company is building an access tunnel to the mine, expanding the production capacity and granulation of potash, and constructing a plant for production of vacuum salt. The Company estimates that implementation of these actions will reduce expenses and contribute to streamlining, which will reduce potash production costs and contribute to alignment of the production activities with the environmental standards.

At the end of 2016, the granulation and floatation plants were operated, and towards the end of 2017 a plant for production of vacuum salt was completed, which is now in the test run stage that is expected to be completed in the second half of 2018. Construction of the new access tunnel to the mine, which is designed to significantly reduce production costs and improve production capacity at the Suria site in Spain, was substantially completed and the full completion thereof is expected to take place in the beginning of 2019.

In order to help implement these expansion plans in Spain, in April 2015, AkzoNobel  (AkzoNobel Industrial Chemicals) and ICL Iberia signed an agreement for production and marketing of high quality vacuum salt. The production will be performed by ICL while the marketing will be performed by AkzoNobel by way of an off-take agreement for acquisition of the partnership’s products. An additional 25 thousand tonnes per year of white potash will be produced and marketed by ICL in the first stage and a similar quantity in the second stage.

Pursuant to the agreement mentioned above, subject to certain conditions, ICL agreed to finance and construct two manufacturing facilities on its mining site in Suria in Spain. Each facility will have a production capacity of 750 thousand tonnes of vacuum salt per year. The construction of the first facility was completed during the last quarter of 2017, and its test run period, including commissioning and achieving full production capacity, is to be completed during the second half of 2018. Once the first facility reaches full operation, the Company, together with Akzo Nobel, will examine the best alternatives for the second facility.

High purity vacuum salt is used in a variety of applications by the chemicals industry, such as, by electrochemical companies and companies in the leather industry, as well as in the food and feed industries, and also for water treatment applications.

The production of potash in Spain is expected to be about 1 million tonnes per year and to reach a level of up to about 1.3 million tonnes per year after completion of the necessary adjustments.

In order to support the expected operational expansion, the Company is in the process of setting up a new designated facility in the Barcelona port that will replace the current facility, and is making preparations for transition to use thereof.

Due to the challenging business environment with respect to potash prices, the Company recently approved a multi‑year efficiency and savings plan in Spain, by means of, among other things, streamlining the production and operational processes, in order to reduce the cost per ton and optimize the workforce.

After acceleration of the transition to full production of Polysulphate™ in ICL UK, and after completion of the investments to increase the potash production capacity at the Sodom facilities, the potential annual production capacity is about 5 million tonnes. The potential production capacity of our various plants is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day, with the exception of a few days for planned maintenance and renovations. Actual production is usually lower than the potential production capacity due to unexpected breakdowns, special maintenance operations, non‑availability of raw materials and market conditions.

Competition

The potash market is characterized by a relatively small number of manufacturers, some of which export jointly. See “Item 3 - Key Information— D. Risk Factors— Our operations and sales are exposed to volatility in the supply and demand, mergers of key producers\customers\suppliers, expansion of production capacity and competition from some of the world’s largest chemical and mining companies”. The ability to compete in the potash market is dependent mainly on production costs and logistics. Moreover, there are high entry barriers for new players due to the large investments required to establish production plants for basic minerals and the relatively long time required to establish these plants. In addition, this industry requires appropriate concessions and proximity of production facilities to the mines.

Nonetheless, three fertilizer companies are in the process of commissioning new (Greenfield) mines. During the second half of 2017, the German potash producer, K+S, started producing potash, using the solution mining method, in its Bethune mine in Canada (formerly the Legacy Project). The mine has a production capacity of about 2 million tonnes per year. In Russia, EuroChem is developing two new mines, each having a planned annual production capacity of 2.3 million tonnes. The first mine (Usolskiy), was scheduled to be commissioned at the end of 2017, though according to a recent announcement made by Eurochem, the commissioning is expected in March 2018. The second mine (VolgaKaliy), was scheduled to be commissioned in the second half of 2018, but based on the announcement mentioned above, a delay in its commissioning is also expected. In March of 2017, a new potash mine was inaugurated in Turkmenistan, with a stated nameplate capacity of 1.4 million tonnes per year. To the Company’s knowledge, no output from this mine has yet been seen in the global market.

In addition to the new Greenfield mines mentioned above, two major Brownfield expansions are underway in Canada. PotashCorp (see below regarding the PotashCorp and Agrium merger) has recently completed a 3 million tonnes per year expansion of its Rocanville mine and plant, bringing the nameplate capacity to 6.5 million tonnes of KCl.

The Mosaic company is in the final stages of construction of the K3 shaft in Esterhazy, Saskatchewan, Canada. The new shaft will gradually replace the existing K1 and K2 shafts, which incur high brine inflow management costs. The new shaft will increase the mine’s capacity by 1 million tonnes and bring the total capacity of the mine to over 6 million tonnes making Esterhazy one of the world’s largest potash mines.

The significant competitors of ICL Potash in the international trade in the potash sector are PotashCorp of Saskatchewan (Canada), Belaruskali (Belarus), Mosaic (Canada), Uralkali (Russia), K+S (Germany), Agrium (Canada), APC (Jordan) and SQM (Chile). See below regarding the PotashCorp and Agrium merger.

Potash - Main Compatitores (based on the Company's estimates)

PotashCorp*
Uralkali
Mosaic
Belaruskali
K+S
ICL Group
Agrium*
Arab Potash Co
SQM
Others
19%
2%
3%
3%
6%
8%
13%
14%
15%
17%
Total Nameplate
Capacity for 2017
89 Mt

Others Included:

China
Vale
Laos
Uzkimyosanoat
Garlyk
Intrepid Potash

Further to the Company’s report on September 8, 2017, regarding the proposed merger of Potash Corporation of Saskatchewan Inc., (hereinafter – “PotashCorp”), and Agrium Inc. (hereinafter – “Agrium”), on December 27, 2017 the companies gave notice of receipt of all the regulatory approvals in order to complete the merger. On January 2, 2018, Nutrien Ltd. (hereinafter – “Nutrien”) gave notice of completion of the merger. Pursuant to the obligation of the parties to the authorities in India and China to divest certain minority shareholdings of PotashCorp in a number of companies, including ICL, as part of the merger approval, on February 5, 2018 Nutrien announced, in its fourth quarter report of 2017, that on January 24, 2018, it completed the sale of its entire holdings in ICL, a total of 176,088,630 shares which constituted 13.77%, for net proceeds of $685 million. According to ICL’s best understanding, the shares were sold mainly to institutional entities in Israel and the United States.

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

•
Logistical advantages due to the hot and dry climate of the Dead Sea that enable ICL Potash to store, at very low cost, a large quantity of potash in an open area thereby allowing ICL Potash to constantly produce at Sodom at full capacity, independent of fluctuations in global potash demand.

•	A professional agronomic sales team that focuses on individually‑tailored agronomic consulting to customers based on an analysis of the different growing conditions of each particular customer.

•
Implementation of an efficiency plan, which has been applied for several years, has led a significant decline in costs per tonne in Dead Sea Works, and is expected to continue as part of the operational excellence in Israel, Spain and in production of Polysulphate™ in the UK.

•	A leading R&D set‑up in the area of potash production.

Raw Materials and Suppliers

ICL Potash produces potash through its mining operations in Israel, Spain and the United Kingdom, as discussed further below. Potash does not require additional chemical conversion to be used as a plant‑nutrient fertilizer. For further information on the Company's mining operations, see “see “Item 4 - Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations”.

The other primary inputs used by ICL in production of potash are natural gas, electricity, industrial water, neutralization materials and maintenance supplies.

In 2015, the Israeli Public Utilities Authority – Electricity resolved to impose certain electricity system management services charges also on private electricity producers as opposed to only on private consumers.

Sales, Marketing and Distribution

The primary markets of ICL Potash are Europe, China, Brazil and India. ICL Potash sells its fertilizer products primarily via a network of its own sales offices as well as sales through agents throughout the world.

Most of the potash sales are not made by means of contracts or long‑term orders but, rather, through current orders proximate to the supply date (except for annual agreements with customers in India and China, see below). Accordingly, ICL Potash does not have a significant orders' backlog.

The prices of potash are determined in negotiations between the manufacturers and the customers and are affected mainly by the relationship between the market demand and the available supply at that date as well as the size of the customer and period of the agreement. Prices for relatively long‑term contracts are not necessarily similar to the “SPOT” prices (current/casual sale transactions).

In the Indian and Chinese markets it is customary to carry on concentrated negotiations regarding the potash contracts – part of which with commercial entities related to the governments of those countries.

ICL Potash has agreements in China with manufacturers of NPK fertilizers and distributors of potash. In these agreements, the agreed contract price is generally for six months to one year.

During July 2017, ICL signed potash supply contracts with its Chinese customers, in the total amount of 925 thousand tonnes (not including additional optional quantities), at a price of $230 per tonne CFR(5% over the 2016 contract prices), for delivery up to the end of 2017.

In August 2017, the Company signed contracts for supply of potash with its Indian customers, in the total amount of 750 thousand tonnes, including optional quantities. The contract prices rose by about 5% compared with the 2016 contract prices.

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

ICL Potash transports potash from Israel to customers overseas by ship (mainly in bulk) that it leases in the market and loads using designated facilities in the ports of Ashdod on the Mediterranean Sea and Eilat on the Red Sea. ICL Potash also has designated facilities for bulk loading at ports in Barcelona (Spain), Amsterdam (the Netherlands), Ludwigshafen (Germany) and Teesside (UK). In order to support the expected operational expansion in Spain, the Company is in the process of setting up a new designated facility in the Barcelona port that will replace the current facility, and is making preparations for transition to use thereof.

ICL Potash grants credit terms to its clients according to customary practices in their locations. ICL Potash’s credit sales are generally covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

In 2017, the Company continued investing in instructing emerging market farmers regarding the economic advantages of optimizing the use of potash-based fertilizers. In 2017, the Company continued the “Potash for Life” project, and focused particularly on India, in light of its position in this market and the low concentration of potassium fertilization in this country, and held illustrative demonstrations in ten territories and more than 42 districts in about 1,000 parcels.

Seasonality

The seasonal nature of the demand for ICL Potash’s products gives rise generally to quarterly sales fluctuations, as sales levels in the second and third quarters are generally higher than sales in the first and fourth quarters. In recent years, due to various influences on the timing of sales, primarily price fluctuations and the effects of negotiations in China and India and changes in the timing of fertilizer imports to Brazil, the effects of seasonality explained above have been reduced as compared to earlier periods. In 2016 and 2017, the delay in signing of the contracts with the Chinese and Indian customers caused a situation wherein the total sales in the second half of the year were higher than in the first half of the year.

Natural Resources Tax

On November 30, 2015, the Knesset passed the Law for Taxation of Profits from Natural Resources, which entered into effect on January 1, 2016, except with respect to DSW regarding which the effective date was January 1, 2017. For additional information, see Note 18 to our Audited Financial Statements.

Polysulphate™

ICL Potash mines and produces Polysulphate™ (mined as polyhalite ore) in a subterranean mine in the UK. Polysulphate™ is a mineral used in its natural form as fertilizer for agriculture, fertilizer for organic agriculture and a raw material for production of specialty fertilizers. Polysulphate™ is composed of sulphur (SO3 48%), potash (K2O 14%), calcium and magnesium, which are essential components for improvement of crops and agricultural products.

Beginning in 2016, the Company accelerated the transition from extraction and production of potash to production of Polysulphate™ at its mine in the UK. ICL Potash is acting to expand the Polysulphate™ market by means of, among other things, development of a wide variety of innovative Polysulphate™ products. As part of this process:

•	ICL Potash is in the final stages of the industrialization process for the production of PotashpluS, a compressed mixture of Polysulphate™ and potash. The product includes potassium, sulphur, calcium and magnesium. In 2018, ICL Potash plans to produce about 120 thousand tonnes of PotashpluS and to increase its production to about 300 thousand tonnes in 2019.

•
In 2017, a downstream product named PK pluS was sold in commercial quantities, by the ICL Phosphate business line, a product composed of phosphate, potash and Polysulphate™. In 2018, ICL Phosphate plans to produce about 200 thousand tonnes of PK pluS and to increase its production to about 250 thousand tonnes in 2019.

In addition, ICL Potash set‑up a staff of agronomists that are performing dozens of tests on various crops in different countries in order to develop the Polysulphate™ market for both existing and new uses. The favorable results of these tests are the basis for expansion of the sales to new customers and markets.

The current annual potential production capacity of the Polysulphate™ facilities is approximately 1 million tonnes. The potential production capacity is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day, with the exception of a few days for planned maintenance and renovations. Actual production is usually lower than the potential production capacity due to unexpected breakdowns, special maintenance operations, non‑availability of raw materials and market conditions.

In 2018, the Company is planning to produce about 600 thousand tonnes of Polysulphate™ and to increase the production up to about 800 thousand tonnes in 2019.

The Company believes that the Polysulphate™ is a unique product for ICL and is synergistic with the Company’s other raw materials for purposes of development of downstream products.

ICL Magnesium

The Company’s magnesium activities are included in ICL Magnesium, which is the second largest magnesium producer in the western world after the US magnesium producer “US Magnesium”. ICL Magnesium produces, markets and sells pure magnesium and magnesium alloys, and also produces dry carnallite and related by‑products, including chlorine and sylvinite.

In 2017, total sales of ICL Magnesium were $104 million and accounted for 3% of the sales of the Essential Minerals segment. The sales of ICL Magnesium in 2017 increased by $1 million compared to 2016. For additional information, see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Results of Operations”.

Magnesium is considered to be the lightest structural metal. One of the main characteristics of magnesium is a higher strength‑to‑weight ratio compared with other metals – mainly steel and aluminum. The main uses of magnesium are in the following industrial sectors:

•	The aluminum sector, wherein it serves as the main alloy in the manufacture of aluminum alloys;

•	The steel sector, where it is an auxiliary material used in the steel desulphurization;

•
The casting sector of parts made of magnesium alloys, mainly for uses in the vehicle industry. ICL Magnesium has developed a number of new alloys for this sector that it is trying to market globally. There are a number of uses based on these alloys.

•
The use of magnesium in the production processes of zirconium and titanium alloys, where the main use of magnesium is for production of zirconium alloys used in the nuclear industry (zirconium pipes for nuclear fuel – uranium rods), and titanium alloys, mainly for the aviation industry.

Production of the magnesium is based on the carnallite gathered from the Dead Sea and acquired from ICL Dead Sea. During the electrolysis process, the magnesium chloride present in the carnallite is separated into metal magnesium and chlorine gas.

The current annual potential production capacity of the magnesium facilities is 33 thousand tonnes of metal magnesium. The actual quantity of the magnesium produced depends on the demand for chlorine (used in the production of bromine) and, therefore, it is possible that the actual production will be lower than the production capacity. The potential production capacity of our various plants is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day, with the exception of a few days for planned maintenance and renovations. Actual production is usually lower than the potential production capacity due to unexpected breakdowns, special maintenance operations, non‑availability of raw materials and market conditions.

The magnesium market is characterized by concentration of production, where about 85% of the production is in China. There are a small number of western producers, including US Magnesium in the United States and RIMA in Brazil. In Russia, the magnesium producers mainly supply the titanium and aluminum industry. The absence of a European magnesium producer leads to supply of magnesium to Europe mainly by imports from China. From a global standpoint with respect to consumption of magnesium, the Chinese market constitutes about 50% of the global market, the European market slightly less than 15% and the United States market about 12%. In the United States and Brazil, import of magnesium and magnesium alloys from China is subject to anti-dumping duties that are imposed in order to protect the local industry in these countries, which are the main markets in which ICL Magnesium sells its products.

Over the past several years, ICL has discerned a trend in the Chinese market of transition to “greener” production processes (from thermal recycling plants to plants producing magnesium by means of an electrolysis process), closing of small factories and setting up of large factories that are more “environmentally friendly”. Evidence of this may be found in commencement of the Qinghai Salt Lake Magnesium Project” in China, with annual production capacity of 100 thousand tons. These trends, along with an increase in the cost of the raw materials (ferrosilicon), are part of the reasons explaining the trend of increasing prices of magnesium manufactured in China.

The Company believes ICL Magnesium benefits from the following competitive advantages: the level of cleanliness of the metal magnesium product permits use of the Company's products in sensitive industries and intellectual property that permits production of products on the basis of magnesium alloys that are unique to the Company. However, relatively low magnesium prices in the market, which are impacted mainly by the prices in China, have led to non‑profitable operations in ICL Magnesium.

      ICL Phosphate business line

ICL Phosphate mines and processes phosphate rock from open pit mines – three of which are located in the Negev Desert in Israel while the fourth is situated in the Yunnan province in China. In addition, ICL Phosphate produces sulphuric acid, fertilizer-grade (“green”) phosphoric acid and phosphate fertilizers in its facilities in Israel, China and Europe. Furthermore, ICL Phosphate manufactures phosphate‑based food additives for livestock in Turkey. ICL Phosphate markets its products worldwide, mainly in Europe, Brazil, India and China.

ICL Phosphate also provides phosphate rock, as the main raw material, to the phosphate‑based specialty products which are manufactured as part of the downstream section of the Company’s phosphate value chain. The fertilizer-grade phosphoric acid produced by ICL Phosphate is purified by the Advanced Additives business line for the production of purified phosphoric acid. Purified phosphoric acid is used for enhanced and high added value downstream products – phosphate salts and acids (P2O5 value chain) – which are used in various industries.

ICL Phosphate focuses on efficiency, operational excellence and profitable products to improve its competitive position in the market.

In 2017, total sales of ICL Phosphate were $1,052 million and accounted for 35% of the Essential Minerals segment’s sales. The sales of ICL Phosphate in 2017 decreased by $111 million or 10% compared to 2016. For additional information, see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Results of Operations”.

Products

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

The main products of ICL Phosphate are phosphate fertilizers (among which are DAP, MAP, TSP, SSP and others), phosphate rock and phosphoric acid.

The principal raw material used in the production of phosphate products is phosphate rock. ICL Phosphate mines phosphate rock from open‑pit mines (three of which are in Israel and the fourth is in China). In 2017, 84% of the phosphate rock produced in Israel and all the phosphate rock produced in China was used to manufacture phosphoric acid. The phosphate rock produced in Israel is sold to external customers who manufacture phosphoric acid and fertilizers and as a direct application fertilizer. The policy of ICL Phosphate is to use most of the phosphate rock it produces to manufacture downstream products. In 2017, about 20% of the phosphate rock ICL used in its processing facilities in China was acquired from third parties.

ICL Phosphate produces fertilizer‑grade (“green”) phosphoric acid and phosphate fertilizers at its facilities in Israel and in China. Furthermore, ICL Phosphate also has facilities to produce phosphate fertilizers in the Netherlands and Germany, as well as animal‑feed additives facilities in Turkey. An additional raw material required for production of phosphoric acid is sulphur, which ICL Phosphate purchases from third parties.

ICL Phosphate is also developing additional downstream products based on phosphate rock, including phosphate fertilizers and acids used to produce downstream products for ICL Advanced Additives, ICL Food Specialties and ICL Specialty Fertilizers business lines.

Production

ICL Phosphate’s principal production facilities include its plants in Israel and China (phosphate rock, sulphuric acid, phosphoric acid and fertilizers), in the Netherlands and Germany (mainly fertilizers based on phosphate and potash) as well as in Turkey (phosphate‑based products used as animal‑feed additives).

ICL Phosphate’s manufacturing plants, distribution centers and marketing companies are set forth in the map below:

ICL UK
ICL The Netherlands
ICL Germany
ICL France
ICL U.S
St.Louis
ICL Iberia
ICL Italy
ICL Turkey Bandirma
YPH
ICL Rotem
ICL China
ICL Hong Kong
ICL India
New Delhi
ICL Brazil Sao Paulo
Distribution Center
Marketing Company
Manufacturing Plants

In 2017, as part of the operational excellence efforts, ICL Phosphate continued  the implementation of efficiency plans on its various sites, which included: improvements in the production processes, implementation of an early retirement plan in Rotem, identification of uses for the by-products, optimization of production in the Zin factory, continued activity regarding energy efficiency, and use of recycled organic material as an alternative source of P2O5 (substituting phosphate rock), which is expected to reduce fertilizer production costs in the production facilities in the Netherlands. Furthermore, in the joint venture in China, YPH JV, steps were taken to implement efficiency measures and reduce costs, including: workforce reduction, transition to specialty products and higher profitability products and reduction of the cost of sulphur purchases. For additional information, see Note 9 to our Audited Financial Statements.

In June 2017, there was a partial collapse of the dyke in Pond 3, which is used for accumulation of phosphogypsum water that is created during the production processes at the plants of Rotem Amfert Israel. As a result of the said collapse, the total production in the second half of 2017 was unfavorably impacted. For additional information see Note 21 to our Audited Financial Statements.

During 2017, activities in the Zin plant of ICL Rotem were discontinued during a period of about 4 months intermittently to adjust the production of phosphate rock to the business environment. The plant resumed its activities in the fourth quarter of 2017.

The joint venture in China improved the competitiveness and flexibility of ICL’s phosphate activities, as a result of access to phosphate rock with extensive reserves. The joint manufacturing platform includes activities over the entire value chain, commencing from mining of phosphate rock and production of fertilizers in bulk, and up to specialty phosphate‑based products for applications in the food, specialty fertilizers and compound materials markets. During 2017, due to a production optimization process in the joint venture, the production of the phosphate rock and DAP declined.

In addition, the Company is examining ways to increase its phosphate reserves. The Company is working to promote the plan for mining phosphates in Barir field (which is located in the southern part of South Zohar field) in the Negev Desert. In the beginning of 2016, a National Outline Plan (hereinafter – NOP 14B), which includes the South Zohar field, was submitted for comments to the various committees, which submitted their comments and recommendations at the end of 2016. In February 2017, the Committee for Principle Planning Matters, decided to continue advancement of the mining in the South Zohar field. Concurrently, and based on a decision of the National Council, instructions were prepared by the competent authorities with respect to the performance of an environmental survey of the Barir field for purposes of its further advancement. In April 2017, the National Council recommended to the government to approve NOP 14B and determined that Barir field will be advanced as part of a detailed National Outline Plan. In December 2017, a discussion was held relating to the preparation of the detailed plan, as stated, which was approved by the government’s Housing Cabinet in January 2018. On January 29, 2018, the Minister of Health filed an appeal of the said approval, requiring compliance with the Ministry of Health’s recommendation to conduct a survey regarding the health impact in each site included in NOP 14B. For additional information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations” and “Concessions and Mining Rights”.

In December 2015, ICL signed a memorandum of understanding with LLNP (of the Leviev Group) for examination of the feasibility of establishment of a global‑scale phosphate production infrastructure in Namibia, including marine mining of phosphate and construction of factories for production of downstream products spanning the entire value chain, including fertilizer‑quality phosphoric acid, white phosphoric acid, regular phosphate fertilizers (including MAP and DAP) and specialty fertilizers. The results of the pilot examination were completed in the first half of 2017. Despite the satisfactory results received, the Company decided to exercise its right to exit the partnership, mainly due to the fact that examination of the project’s feasibility requires further investments.

The current annual potential phosphate production capacity is as follows: approximately 7 million tonnes of phosphate rock, approximately 2.7 million tonnes of phosphate fertilizers and compound fertilizers and approximately 1.3 million tonnes of phosphoric acid. The potential production capacity of the various plants is based on the hourly output of the plants multiplied by the potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours per day, with the exception of a few days for planned maintenance and renovations. Actual production is usually lower than potential production capacity, due to unexpected breakdowns, special maintenance operations, availability of raw materials and market conditions.

Competition

The phosphate fertilizer market is extremely competitive and the competitors include multi‑national companies and government‑owned companies. Many producers operate in this market and the main competitive factor is price. The ability to compete in the market is dependent mainly on production costs and logistics. For this reason, companies located in proximity to sources of raw materials, ports, and customers benefit from competitive advantages. A key factor in the area of raw materials (in addition to phosphate rock) is the accessibility to and the price of the sulphur and ammonia required for manufacture of phosphate fertilizers. Additional factors that affect competition to a certain extent include product quality, range of products, service and the capability to develop new products that provide unique solutions.

Phosphate mines and production facilities are located in many countries, including Morocco, China, Russia, Jordan, the United States, Brazil, Saudi Arabia, Tunisia and others. The main phosphate producers who compete with ICL are Mosaic (United States), PotashCorp (Canada), OCP (Morocco), Group Chimique Tunisienne (Tunisia), Vale (Brazil), the Roullier Group (Europe), Ma’aden (Saudi Arabia) and various Russian and Chinese producers. On January 2, 2018, PotashCorp completed the merger with Agrium to form Nutrien. For more information, see “Item 4 - Information on the Company— B. Business Overview— ICL Potash— Competition”.

A significant expansion is expected in the production of two producers, while an older plant incurring high costs has been idled. Major production capacity increases were reported in 2017 in Morocco and Saudi Arabia. The Moroccan producer, OCP, added its third (out of 4) one-million-tonne-per-year finished product plant in Jorf Lasfar, dedicated mainly to support the massive entry of the company into Africa. The fourth plant is planned for commissioning during the first quarter of 2018. The Saudi Arabian producer, Ma’aden, is ramping-up its Wa’ad Al Shamal facility with finished product capacity of 3 million tonnes per year. On the other hand, Mosaic has announced the idling of its Plant City phosphate production unit, at least until the end of 2018, which will remove about 2 million tonnes per year DAP and MAP capacity. Mosaic has a 25% share of the new Ma’aden Wa’ad al Shamal facility, which will give Mosaic good access to the South Asian market. In January 2018, Mosaic completed the acquisition of Vale Fertilizantes in Brazil including its phosphate and potash business.

The Company believes the ICL Phosphate business line benefits from the following competitive advantages:

•
An integrated value chain that allows use of the phosphate rock mined in Israel and China for the production of its phosphate fertilizers and phosphoric acid for specialty products that are sold by the business lines - ICL Advanced Additives, ICL Food Specialties and ICL Specialty Fertilizers, rather than purchasing phosphate rock or phosphoric acid from third party suppliers;

•
Logistical advantages due to its geographical location, access to nearby ports in Israel and Europe and relative proximity to its customers. In addition, ICL is a unique global fertilizer producer that is able to combine potash and fertilizers in the same shipment, which enables it to service small customers, particularly in Brazil and the United States.

•	A professional agronomic sales team that focuses on individually‑tailored agronomic consulting to customers based on an analysis of the different growing conditions of each customer.

•
As a result of the acquisition of the JV in China, ICL has the ability to build an integrative phosphate platform in China by operating it as a single unit together with its operating platform in Israel. As a result, ICL Phosphate enjoys a competitive cost advantage with respect to its phosphate activities due to access to low‑cost phosphate rock with long‑term reserves, as well as low‑cost phosphoric acid.

Raw Materials and Suppliers

ICL Phosphate produces the phosphate that is the primary raw material it uses in the manufacturing process, through its mining operations in Israel and China, as discussed further below. For further information on the Company's mining operations, see “Item 4 - Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations”.

The primary raw materials acquired from external sources are mainly sulphur and ammonia. The Company holds inventories of sulphur, phosphate, ammonia and other raw materials in quantities that take into account the projected level of production based on consumption characteristics, supply dates, distance from suppliers and other logistical considerations.

Sulphur prices rose during the second half of 2017, due to stronger demand and limited supply. Average sulphur prices in 2017 (FOB price VANCOUVER) were $105 per tonne, compared to $83.9 per tonne in 2016. For additional information, see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results”.

In 2015, the Israeli Public Utilities Authority – Electricity resolved to impose certain electricity system management services charges also on private electricity producers as opposed to only on private consumers.

Sales, Marketing and Distribution

The primary markets of ICL Phosphate are Europe, China, Brazil, India, the United States and Turkey. ICL Phosphate sells its fertilizer products primarily via a network of its own sales offices as well as by means of sales agents throughout the world.

Most of the sales of ICL Phosphate are not made by means of contracts or long‑term orders but, rather, through current orders proximate to the supply date. Accordingly, ICL Phosphate does not have a significant orders' backlog.

The prices of fertilizers are determined in negotiations between the manufacturers and the customers and are affected mainly by the relationship between the market demand and the available supply at that date as well as the size of the customer and the period of the agreement. Prices for relatively long‑term contracts are not necessarily similar to spot prices (current/casual sales transactions).

Regarding phosphate fertilizers, ICL aims to maximize profits by choosing whether to sell or store phosphate rock, fertilizer‑grade phosphoric acid, phosphate fertilizers or compound fertilizers or to produce pure phosphoric acid. The inventory policy is set accordingly.

ICL Phosphate ships its products from Israel to customers overseas by ships (mainly in bulk) that it leases in the global marine transportation market and loads using designated facilities in the ports of Ashdod on the Mediterranean Sea and Eilat on the Red Sea. ICL Phosphate also has special port facilities for bulk loading in Amsterdam (the Netherlands) and Ludwigshafen (Germany). YPH JV sells most of its output in China, and is preparing to provide a logistical solution to marine shipping outside of China when it will be necessary to do so.

ICL Phosphate grants credit terms to its customers according to customary practices in their locations. ICL Phosphate’s credit sales are generally covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

Seasonality

The seasonal nature of demand for ICL Phosphate’s products is usually characterized by higher sales in the second and third quarters than sales in the first and fourth quarters. In recent years, due to various influences on the timing of sales, primarily price fluctuations, the effects of seasonality have been reduced as compared to earlier periods.

Natural Resources Tax

On November 30, 2015, the Knesset passed the Law for Taxation of Profits from Natural Resources, which entered into effect on January 1, 2016. For additional information, see Note 18 to our Audited Financial Statements.

      Specialty Fertilizers business line

ICL Specialty Fertilizers produces water soluble specialty fertilizers in the Netherlands and Belgium, liquid fertilizers and soluble fertilizers in Israel and Spain, and controlled‑release fertilizers in the Netherlands and the United States. ICL Specialty Fertilizers markets its products worldwide, mainly in Europe, China, North America and Israel.

In 2017, the total sales of ICL Specialty Fertilizers were $692 million. ICL Specialty Fertilizers business line’s sales increased by approximately 5% compared to 2016, mainly due to higher volumes sold, in the Specialty Agriculture and Ornamental Horticulture segments. The increase in Specialty Agriculture sector sales was mainly driven by higher water soluble and straight fertilizers sales across all the main markets. Lower average prices (mainly due to lower raw-material prices during most of 2017) offset the volume contribution. For additional information, see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Results of Operations”.

ICL Specialty Fertilizers develops, manufactures, markets and sells fertilizers that are based primarily on nitrogen, potash (potassium chloride) and phosphate.

Specialty fertilizers offer improved value to the grower compared to the use of regular fertilizers as they are more efficient, maximize yield and quality and require lower labor costs. The following pyramid presents the different fertilizer product lines – the high‑value products are usually accompanied by a higher price per metric ton and lower consumption. ICL Specialty Fertilizers produces most of the high value products, except for potassium nitrate and calcium nitrate.

Added value
Higher prices
Smaller volumes
Selective distribution
Specialty
Light Specialty
Commodties
CRF (Controlled Release Fertilizers)
WSNPK (Water Soluble Fertilizers)
NPK's Liquid Fertilizers
NOP (Potassium Nitrate)
CN (Calcium Nitrate)
Soluble (MAP/MKP)

ICL Specialty Fertilizers operates in 2 main markets:

Specialty Agriculture

This market includes high-value agricultural crops such as fruits and vegetables. Enhanced efficiency fertilizers along with soluble fertilizer products are used and applied mainly in these crops. The use of specialty fertilizers in crops such as sugar cane can also be beneficial – subject to climate and soil conditions. The main market for ICL Specialty Fertilizers is related to the drip irrigation/fertigation market. This market is growing as the use of drip irrigation systems is growing across the globe. The use of enhanced efficiency fertilizers is growing due to their environmental and economic advantages, although such growth is still dependent on the price levels of crops and raw-material prices (e.g. urea, potassium and phosphorous).

Professional Turf & Ornamental Horticulture (T&O)

The Ornamental Horticulture market consists of growers of outdoor ornamental plants (nurseries) and pot and bedding plants (greenhouses). The growers require high quality fertilization programs to grow plants at the quality level required by the garden centers, DIY (Do‑It‑Yourself) outlets and retail chains. ICL Specialty Fertilizers has a large specialized sales force in the field, advising growers with respect to the optimal nutrition of the plants. ICL Specialty Fertilizers has a specialized distributor network in the Ornamental Horticulture market, and its main product lines for this market are specialty fertilizers such as CRFs (controlled release fertilizers) and WSFs (water soluble fertilizers) with well-known brand names such as Osmocote, Peters & Universol. In specific markets, such as North America and the UK, a range of unique plant protection products is also included in the proposals for growing healthy plants. In the UK, ICL is a leading company providing a total solution for the ornamental growers as it produces and markets unique, high-quality peat and growing media products.

The professional turf market includes the following user groups: golf course green keepers, sport fields grounds men, landscapers and contractors.

These groups demand high-quality inputs to secure strong, high-quality turf. The users require an integrated approach for preparing the turf and maintaining its health, without creating an environment that is conducive to the development of disease. There is a social need to limit the inputs and, therefore, an integrated approach of unique, high-quality products is needed. The most important inputs are (specialty) fertilizers, grass seeds and plant protection products. ICL offers all three product lines in its proposals. ICL has a dedicated and experienced team of unique professional grass experts, along with an excellent distribution network serving its key markets, mainly in Europe and Asia.

Products

Specialty fertilizers are highly effective fertilizers that allow more precise feeding of the essential foundations for plant development (phosphorous, potassium and nitrogen) as well as micronutrients. These fertilizers allow efficient and effective fertilizing through, among other things, drip irrigation systems and foliar spraying, and help growers to obtain higher yields and quality despite a shortage of water sources and a limited availability of agricultural lands. These fertilizers include, among others, controlled release fertilizers (CRF), slow release fertilizers (SRF), soluble fertilizers and liquid fertilizers, as follows:

•
Controlled‑release fertilizers (CRF) allow accurate release of nutrients over time and slow‑release fertilizers (SRF) allow slow (over a period of months) release of nutrients (nitrogen and potassium only). CRF’s have a special coating that allows prolonged release of nutrients over several weeks to several months, compared to regular fertilizers that dissolve in the soil and are available for up to four weeks. ICL Specialty Fertilizers has leading brand-name products in the world, such as, Osmocote, Agroblen and Agrocote. Osmocote is the most used controlled‑release fertilizer by ornamental growers worldwide. The brand is known to deliver high quality ornamental plants due to its consistent release of nutrients and unique patterned and programmed release technologies. ICL continues to invest in new technologies as well as field trials to test and confirm the high reliability of the release. During the past few years, ICL Specialty Fertilizers developed several new technologies such as the “Dual Coating Technology” (which optimizes the release to ornamental plants) and the “E-Max Release Technology” (a new coating technology with improved release characteristics, mainly for urea).

•
Soluble fertilizers, which are fully water‑soluble, and fully‑soluble NPK compound fertilizers, are commonly used for fertilization through drip irrigation systems and foliar spraying to optimize fertilizer efficiency in the root zone and to maximize yields. ICL Specialty Fertilizers’ well-known brands for fertigation are Peters, Universol, Agrolution, NovaNPK and Novacid. ICL develops specific formulations for different applications and circumstances. There are specific formulations for specific crops, greenhouses and/or open fields, as well as for different water types.

•
Straight fertilizers are crystalline, free‑flowing and high‑grade phosphorus and potassium soluble fertilizers such as MKP, MAP and PeKaCid. The purity of the products allows the elements to be absorbed and the products are also quickly soluble. PeKacid is the only solid highly acidifying, dry crystal water soluble fertigation product that contains both phosphorus and potassium. The product is ideal for specific water conditions allowing good absorption of the nutrients as well as keeping the dripping lines clean.

•
Liquid fertilizers are used for intensive agriculture and are integrated in irrigation systems (mainly drip systems). The product line includes mostly tailor‑made formulations designed for specific soil & water/climate conditions and crop needs.

•
Peat, a growing medium for various crops, contains controlled‑release fertilizers and plant‑protection products. Specific formulations of growing media are designed for specific plant needs, such as greenhouse bedding plants and outdoor nurseries. A well-known ICL Specialty Fertilizers brand is the “Levington” brand. Inclusion of growing media products in the portfolio in the UK allows ICL to offer an effective total solution to bedding and pot plant growers and nurseries.

•
Water conservation and soil conditioning products is a new product line developed by ICL Specialty Fertilizers. Water conservation products are used in professional turf to optimize quality and to keep water in the root-zone. A key brand is H2Pro, which also invigorates turf health. These products significantly reduce irrigation requirements. This new technology is also used in agriculture to allow better water availability around the root-zone of the crops.

•
ICL Specialty Fertilizers has grown its business substantially through both organic growth and M&A. Over the past few years, the business line has proven its ability to successfully integrate businesses into its existing platforms (R&D, sales & marketing, distribution channels), such as:

o	Everris, a multinational company that manufactures and sells high‑quality controlled‑release, slow‑release and soluble fertilizers,

o	Fuentes Fertilizantes, a leading company in Spain that manufactures and distributes liquid and soluble fertilizers, NPK compounds and conventional fertilizers,

o	Nu3, a manufacturer of soluble NPK fertilizer components,

o	AmegA, which develops advanced solutions for water conservation.

o	ICL’s YPH JV in China also manufactures specialty fertilizers, contributing to the business line’s growth in Asia.

Production

ICL Specialty Fertilizers’ principal production facilities include its plants in Israel (special compound fertilizers, liquid fertilizers and soluble NPK fertilizers), Spain (liquid fertilizers, and soluble NPK fertilizers), the United Kingdom (products for water conservation and improving absorption of the fertilizer by the plant, and peat as growing media), China (compound specialty fertilizers and soluble fertilizers), the Netherlands (controlled‑release fertilizers), Belgium (soluble NPK fertilizers) and the United States (controlled‑release fertilizers).

ICL Specialty Fertilizers’ main manufacturing plants and marketing companies are set forth in the map below:

ICL UK Nutberry
ICL UK Ipswich
ICL The Netherlands Waardenburg
ICL Belgium
ICL Poland
ICL France Limas
ICL Germany Nordhorn
ICL U.S St. Louis
ICL U.S Dublin
ICL China
Guangzhou
YPH
ICL U.S Summerville
ICL Iberia Totana
ICL Italy
Treviso
ICL Turkey Adana
ICL Japan
ICL U.S Charleston
ICL Haifa
ICL Rotem
ICL India
New Delhi
ICL Malaysia
ICL Singapore
Marketing Company
Manufacturing Plants:
Specialty Agriculture
Turf & Ornamental
Chemicals
ICL Kenya
Nairobi
ICL Brazil Sao Paulo
ICL Australia
Bella Vista

ICL Specialty Fertilizers’ current annual potential production capacity is approximately 300 thousand tonnes of soluble fertilizers (including YPH JV’s production capacity), 450 thousand tonnes of liquid fertilizers, 110 thousand tonnes of controlled‑release fertilizers and 400 thousand tonnes of peat. The potential production capacity of our various plants is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day, with the exception of a few days for planned maintenance and renovations. Actual production is usually lower than potential production capacity, due to unexpected breakdowns, special maintenance operations, lack of availability of raw materials, market conditions and seasonality in demand.

Competition

The Specialty Fertilizers’ market size is estimated at approximately USD $8–9 billion per year, accounting for about 4-6% of the total fertilizers market and growing at a rate of 4–5% per year.

The Specialty Fertilizers market is diversified, with a few global companies and many small to medium-size local producers. The market operates mainly on a local basis and most producers sell their products in nearby territories rather than globally. ICL Specialty Fertilizers may be considered one of the largest global players in the specialty fertilizers market with production plants in Israel, Netherlands, Belgium, Spain, the UK, the USA and China.

The Capex needed for new production capacities is not considered high compared to the commodity fertilizers market. Nevertheless, in order for a new player to enter this market with different product groups, extensive knowledge is needed – both of chemical production and of agronomical know-how, as well as customer support capabilities. ICL Specialty Fertilizers focuses and relies on a worldwide experienced R&D team, allowing it to stay significantly ahead of the competition in many of the specialty-fertilizers product lines, especially in the controlled-release, water soluble and liquid fertilizers markets. ICL Specialty Fertilizers provides high-level professional support to customers by means of experienced and professional marketing and agronomist teams with strong customer relationships that have been developed over decades of service, and through the offer of an extensive product portfolio.

Besides ICL, other companies globally active in the Specialty Fertilizers market are: SQM, Yara, Haifa Chemicals and Compo. Other companies such as Nutrien and Koch (USA), Produquimica (Brazil) and Kingenta (China) are regional players.

ICL Specialty Fertilizers benefits from the following competitive advantages:

•
A strong, efficient and integrated supply chain with in-house access to high quality raw materials, such as phosphate and potash, which is based on an extensive product portfolio and multi-location production.

•
Unique R&D and product development activities, creating a strong platform for future growth in controlled-release fertilizers, fertigation, foliar solubles, enhanced nutrients, water efficiency and innovative next generation products.

•	Added value production process technology – custom-made formulations to meet our customers’ unique needs.

•	Highly skilled global agronomic sales team providing professional advice and consultation.

•	Full product portfolio (one-stop shop).

•	Distributor loyalty.

•	ICL’s well-known and leading brands.

Raw Materials and Suppliers

The primary raw materials acquired from external sources are mainly KNO3, SOP, ammonia, NPK granules, Urea, KOH and coating materials.

On March 1, 2017, the District Court in Haifa (Israel) decided that the ammonia tank operated by Haifa Chemicals must be emptied no later than April 1, 2017, and that ships transporting ammonia are forbidden to enter Israel’s seaports. Ammonia is a raw material used for various purposes by ICL’s Specialty Fertilizers, and is also sold to external customers as an end product and/or as ammonia derivatives. During 2017, the Company started to import ammonia in tanks and other nitric raw materials as alternative for ammonia imports in vessels until better alternatives will be approved by the Israeli Authorities. Where needed, ICL Specialty Fertilizers is examining the production alternatives of the business-line in order to ensure continuous supply to the end customers. The total impact on the Company’s business results is not material.

ICL Specialty Fertilizers endeavors to hold inventories of the above raw materials in quantities that take into account the projected level of production based on consumption characteristics, supply dates, distance from suppliers and other logistical considerations.

Sales, Marketing and Distribution

The primary markets of the Specialty Fertilizers business line are Europe, Israel, the USA, China, the Far East, Australia and Brazil. The Specialty Fertilizers business line sells its fertilizer products primarily via a network of its own sales offices as well as sales agents throughout the world.

In general, the business model relies on brand-name, premium specialty products which are marketed at the end‑user level, while sales are invoiced through distributor-partners which often distribute the products exclusively or semi-exclusively. The technical sales force emphasizes the agronomic advantages of the specialty products to the end users (farmers, growers of containerized plants, golf courses, etc.) and provides advice to and training of distributor sales representatives and end users.

Most of the specialty fertilizers sales are not made by means of contracts or long‑term orders but, rather, through current orders made close to the supply date. Accordingly, there is no significant orders’ backlog.

Specialty Fertilizers’ prices are determined via negotiations between ICL Specialty Fertilizers and the customers and are affected mainly by the relationship between market demand and the business line’s production cost, as well as by the size of the customer and terms of the agreement.

Seasonality

The stronger sales season for Specialty Fertilizers is the first half of the year. The use and application of the fertilizers is related to the main growing seasons of the specialty crops around the globe. The main factors impacting seasonality are geographical location, type of crop, product and market. The key markets for ICL Specialty Fertilizers are located in the northern hemisphere: the USA and Europe, particularly Spain and Israel.

As an example, some specialty products, such as soluble fertilizers in the Ornamental Horticulture market are sold and applied throughout the entire year with limited seasonality, whereas controlled release fertilizers are sold during the potting season of container nursery stock and pot‑plants (before spring time).

Corporate Responsibility, Sustainability and Donations

The Company applies an overall policy of corporate responsibility and sustainability that integrates social, economic and environmental considerations into all of our business activities. This policy includes responsible management and continues improvement in all sustainability fields: reducing environmental impacts; health and safety; product stewardship throughout the entire product life cycle; responsible use of natural and land resources; advanced mine reclamation; fair employment; business ethics; community contribution; transparency and additional fields. For more details on these sustainable practices, see “ICL Corporate Responsibility Report 2016” in our registration statement on Form 6-K (File no. 001-13742) filed with the SEC on November 8, 2017.

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

ICL focuses its cooperation with the community and its involvement on the communities in and outside of Israel from which its employees come and within which it operates. ICL's main activities are in communities in Israel's southern region, namely: Dimona, Yerucham, Beer Sheva, and the Bedouin settlements in the South. ICL focuses its activities on life sustenance areas (e.g., the society, economy and environment), education and excellence of students in the science area (with emphasis on chemistry), strengthening of the local communities through performance of various social projects for the benefit of the local residents and support of under‑privileged populations and those having special needs.

ICL’s charitable contributions in 2017 totaled approximately $5 million. This amount does not include the numerous volunteer hours of the employees, partly at the employer’s expense.

Regulatory and Environmental, Health and Safety Matters

Some of ICL’s products are potentially harmful to the environment and the health and safety of the public as a result of the effluents, air emissions and waste that are generated during production of some of the products. These substances can cause pollution that necessitates remediation, clean up or other responsive actions. In addition, some of ICL’s products may be hazardous to those who are exposed to them during their production, transportation, storage or use. Consequently, the Company operates in accordance with environmental, health and safety regulation.

The Company routinely invests in projects in the areas of environmental protection, health and safety, and also bears current costs in connection with these matters. In 2017, ICL spent approximately $115 million on environmental matters, of which approximately $34 million relating to investments in property, plant and equipment and approximately $81 million as a current expense. The Company estimates that in 2018, it will spend approximately $164 million on environmental protection matters, of which approximately $79 million on investments in property, plant and equipment while approximately $85 million will be a current expense. ICL is continuing its investments in the environment while making improvements and reducing our impact on the environment.

Industrial production, in general, and the chemicals industry, in particular, require taking special precautionary measures to maintain a safe and healthy work environment. Some of ICL’s products, raw materials and production processes represent a high risk to anyone who deviates from the required professional safety standards or from the mandatory means of safety.

To ensure the safety of workers and others in its plants, ICL seeks to comply with strict occupational safety and health standards prescribed by local and international laws and standards. ICL invests extensive resources in training and mentoring, as well as other safety measures, in order to continually improve occupational safety and health and prevent accidents. Since 2011, ICL has succeeded in reducing the total number of work accidents (Company employees only) by almost 50% to about 80 accidents annually. ICL is continuing to enhance its procedures and measures in an attempt to reach its goal of zero accidents.

Regulations addressing environmental and other issues, which may have an impact on ICL’s activities:

Limits on the use of products, Product regulation and Registration

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

New European Fertilizers Law

The new future European Fertilizers Law will require fertilizer producers to monitor additional contaminating elements in fertilizer products that were not subject to monitoring in the past, and for this purpose an examination is to be made of the existence of appropriate analytical methods and full compliance with their levels. In addition, pursuant to the new Law, fertilizer producers will have to demonstrate the ability to track their products to ensure the quality thereof in the production and supply chain. The new Law is expected to be published at the end of 2018 or in the beginning of 2019, though the effective date of the new Law has not yet been determined.

One of the new Law's restrictions is limitation on the cadmium level in phosphate fertilizers. Phosphate rock, which is mined by ICL Phosphate, contains cadmium in various concentrations. Cadmium is considered to have a harmful effect on the environment and on human beings. Most countries to which ICL Phosphate sells phosphate fertilizers do not presently restrict the quantities of cadmium in fertilizers. The European Union has been conducting a series of public hearings prior to enacting a law restricting the maximum concentration of cadmium permitted in phosphate fertilizers anywhere within the European Union. The present cadmium content of ICL Phosphate’s fertilizer products does not exceed the permissible quantity compared with the restrictions of the new Law (60 mg for 1 kg P2O5). A number of European countries in Scandinavia (Finland, Denmark and Sweden) have already instituted local limitations with respect to the cadmium content in fertilizers; however, these restrictions are not binding on the entire European Union. ICL Phosphate is preparing to comply with the Law’s requirements.

Limitations on the use of flame retardants and other products

Various countries are assessing possible limitations on the use of specific chemicals. Below are details regarding the main proceedings known to the Company as of the date of this Annual Report.

The flame retardant HBCD is on the list of materials requiring authorization in accordance with the REACH regulation, after it was defined as a "Substance of Very High Concern" in the European Union. As of August 2017, after the expiration of the authorizations that were granted, HBCD is not allowed to be used in Europe in any application. The polymeric FR-122P produced by ICL Industrial Products is used in the polystyrene insulation boards market as a replacement for HBCD. During 2016, ICL stopped the production of HBCD, promoting the use of FR-122P.

•	In Europe, an evaluation process is being conducted with respect to the Tetrabromobisphenol A (TBBPA) flame retardant, as part of the Chemicals Regulation in Europe (REACH). The Danish EPA which performed the evaluation and the European Chemicals Agency (ECHA) determined in 2017 that the industry must supply further studies with respect to TBBPA. As a Lead Registrant, ICL Industrial Products has initiated the testing according to the requested program. In February 2016, the International Agency for Research and Cancer (IARC) classified TBBPA as “probably carcinogenic to humans”. As a consequence, in October 2017 the California Office of Environmental Health and Hazard Assessment (OEHHA) added TBBPA to the Proposition 65 list of chemicals. Businesses in California are required to provide notification of exposures (usually a labeling) to chemicals on this list and in the case of TBBPA, the obligation goes into effect in October 2018.

•	The bromine‑based flame retardant DECA is banned for use in electrical and electronic applications in the European Union. In addition, due to the definition of DECA as a “Substance of Very High Concern”, the European Chemicals Agency )ECHA( is leading a restriction process to prohibit most uses of DECA in the European Union. Publication of the decision was made in February 2017 indicating March 2019 as the implementation date for the restriction. In 2016, ICL Industrial products discontinued the DECA production activities. ICL Industrial Products is offering DECA substitutes for all applications.

•	TXP (Tri Xylyl Phosphate), a product used as a softening substance in the plastics industry and as a functional fluid, has also been defined as a “Substance of Very High Concern” as part of the Chemicals Regulations in the EU (REACH). However, authorization has been granted for 10 years for certain uses until a suitable alternative is found. ICL Industrial Products is in the process of introducing a substitute for this product. That stated above does not have a significant impact on ICL Industrial products.

•	Propyl bromide, which is produced by ICL Industrial Products, was defined as a Substance of Very High Concern in the European Union in December 2012. Nonetheless, propyl bromide’s use as an intermediate will not be affected (since this use is not affected by this REACH process). On June 14, 2017, the European Chemicals Agency (ECHA) published the decision to include propyl bromide in Annex 14 (XIV) under REACH. Following this inclusion, an authorization process may be initiated by producers/users for approval of its use in degreasing applications. The authorization may be requested for up to 12 years and the product may be used during this time until appropriate alternatives are found. During 2017, ICL filed an action for the annulment of the Commission Regulation of including propyl bromide in Annex XIV before the General Court of the European Union. This process does not have a significant impact on ICL Industrial Products. Propyl bromide is being evaluated by the US authorities (EPA) as it is one of the first 10 substances to be evaluated under the Lautenberg Chemical Safety Act.

•
Hypobromous Acid (HOBr): The Netherlands has filed a Registry of Intent (ROI) to the European Chemicals Agency (ECHA), with a proposed classification of HOBr as a reproductive toxin category 1B under the Classification, Labelling & Packaging (CLP) EU Regulation. HOBr is the active biocide formed from a few products of ICL Industrial Products. If this proposal will be accepted and becomes officially binding, it may have significant implications on the bromine-based biocidal products in the EU.

•
Ammonium Bromide:  Sweden has filed a Registry of Intent (ROI) to the EU authority –European Chemicals Agency (ECHA), with a proposed classification as reproductive toxin category 1B under the Classification, Labelling & Packaging (CLP) EU Regulation. If this proposal will be accepted and becomes officially binding, it may have significant implications on the bromides use in the EU (biocides and as chemicals). ICL Industrial Products is following the process closely.

Additional specific products of ICL Industrial Products are in the process of evaluation under the Chemical Regulation in the EU (REACH), in the USA and in Canada. As of the date of this report, there are requests to perform more studies with some products, a process that will take a few years until the evaluation is completed.

Also, in some countries (e.g. South Korea, Taiwan, Philippines and Turkey) a process of re-registration of existing chemicals has been initiated, but as at the date of the report, there was no request for specific products other than from South Korea. ICL Industrial Products is registering in these countries all the products that are relevant for its business.

Product Regulation and Registration of biocides (for Water Treatment)

In a number of countries, a biocidal substance and any product containing it must be registered prior to import or sale in those countries. Sale is limited to those commercial uses for which registration has been granted in a given country. The registration is generally for a limited time and needs to be renewed in order to continue selling. In the EU biocides are regulated by the Biocides Products Regulation (BPR) under the EU Chemicals Agency (ECHA). The regulation has replaced the Biocides Products Directive (BPD) which implemented a process of re‑registration of all existing biocides in the EU market. ICL Industrial Products submitted requests to renew registrations for its existing biocides for various uses under the BPD, which allows ICL to continue sales of these products under the BPR while ECHA and Member States perform the review. All of ICL Industrial Products’ biocide registration requests are currently in the stage of evaluation by the relevant Member State performing the review.

Biocides have also specific regulatory requirements, depending on the specific use, in many other countries. ICL has registered all its biocides under the USA FIFRA law (Federal Insecticide, Fungicide and Rodenticide Act) and in all relevant states in the US and maintains full compliance under this law. ICL also registers its biocides as needed in all target markets as required by the local regulations.

EU Criteria for Endocrine Disruption properties (ED)

Scientific criteria for determination of endocrine-disrupting (ED) properties were developed pursuant to the EU Biocides Regulation (BPR) and the EU Plant Protection Products Regulation (PPPR).  The final version was published on November 17, 2017. The criteria will apply from June 7, 2018. The implementation of the criteria in the EU may have an effect on ICL’s biocides business in case the products will fall under the classification criteria.

Chemicals Regulation and Registration

Europe

REACH

A regulation setting up a framework for registration, evaluation, authorization and restriction (REACH) of chemicals in the European Union became effective as of June 1, 2007. The regulation applies to both chemicals already on the market, as well as to new chemicals. The regulation is being implemented gradually, between 2008 and 2018, under the authority of the ECHA (European Chemicals Agency). The regulation covers chemicals not regulated under other specific regulations in the EU (e.g. pesticides, biocides, food, pharma, etc).

Pursuant to this legislation, manufacturers and importers of chemicals in the European Union are required to register each chemical above one ton per year. For each chemical a Lead Registrant is assigned, who produces a joint dossier with data on the chemical. All other registrants are co-registrants, who are required to produce a short dossier with company‑specific information and share the cost of the joint dossier. The amount and content of the information submitted in the dossier depends on the volume of production and/or sales in the EU, and the nature of the product in terms of its effect on health and the environment. Some of the products will undergo a thorough chemical evaluation by the ECHA and by a Member State based on the information that has been submitted. As part of the process of the law, ECHA regularly publishes and updates a list of substances defined as “Substances of Very High Concern” (SVHC). The process defines, later on, substances which are candidates for authorization. Such authorization will only be granted on the basis of quantified evidence relating to management of the product with regard to health and environmental aspects, a lack of appropriate alternatives, and a socio‑economic evaluation. An authorization will be granted to a substance defined as SVHC for a specific use(s) and for a limited period of time. It is expected that for such substances, alternatives will be developed and introduced to the EU market.

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

All ICL business lines are implementing REACH and are registering their chemicals as required by law. ICL has submitted applications for registrations for all the chemicals relevant for its businesses in EU (production and sale) within the timetables set in the law (2010 and 2013). ICL has also volunteered to lead and prepare a large number of joint dossiers for the entire industry (as a Lead Registrant). ICL is now preparing and in advanced stages of the registrations of substances towards the final deadline under the regulation which is May 31, 2018.

As at the date of this Annual Report, there are several substances which are under evaluation by the Authorities, some of which have been listed as Substances of Very High Concern (SVHCs). For more details, see “Item 4 - Information on the Company— B. Business Overview— Regulatory and Environmental, Health and Safety Matters—  Limitations on the Use of Flame Retardants and Other Products”.

CLP Regulation

Another important regulation in the EU is the CLP regulation (Classification, Labeling and Packaging of substances and mixtures), that entered into effect in the European Union in December 2010. Under this regulation the European Chemicals Agency (ECHA) is reviewing classifications of substances and mixtures. An outcome of a severe classification may have an impact on a specific product's market in the EU with possible global implications.

USA

The Toxic Substances Control Act of 1976 (TSCA), addresses the production, importation, use, and disposal of specific chemicals in the USA. The TSCA is administered by the US Environmental Protection Agency (EPA) that regulates the introduction of new or already existing chemicals.

During 2016, the TSCA was reformed and some new requirements were implemented. One of the significant changes is the inventory reset rule, which required all manufacturers and importers to the USA to submit a report of all non-exempt substances imported or manufactured for commercial use during the 2006-2016 time period. This report is in order to ascertain the substances which will be classified as "Active" or "Inactive" in the TSCA inventory. Those which are "Active" will be allowed to remain in commerce without further notifications but those which are "Inactive" will require notification and possibly additional supporting data in order to be returned to commerce. The deadline for submission of the report is February 2018. ICL completed the submission at the end of 2017 for all its relevant entities.

Air Quality

Israel

The Israeli Clean Air Law – Air Emission Permit

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

Examinations made by the Ministry of Environmental Protection in ICL Magnesium’s plant indicated that there are alleged discrepancies between the values measured in a number of stacks compared with the requirements provided in the emission permit. The plant was summoned to a hearing and clarification of the matter. As at the date of the report, it is not clear whether the findings relating to the plant are reliable and the matter was addressed with the Ministry’s personnel during the hearing. Notwithstanding the said uncertainty, in order to ensure compliance with the required values, the plant has initiated three projects for dealing with emissions. Two of the said projects have been completed and the third is scheduled to be finished by March 31, 2018, the date agreed to with the Ministry of Environmental Protection in the hearing.

During 2017, ICL Rotem was summoned to an administrative hearing in the Ministry of Environmental Protection, in connection with alleged violations of its emission permit. At the publication date of this report, no additional enforcement steps had been taken by the Ministry.

Over the next few years, the Company will make significant capital investments in order to comply with the emission permits received.

Air Quality – Monitoring and Treatment

During the Company’s production processes, pollutants are emitted, which could be harmful to people or to the environment if they were to be emitted into the environment in concentrations or amounts exceeding the permitted levels. The materials emitted are mainly inorganic compounds and particles and a minority of volatile organic compounds. The Company regularly and continuously measures the emission of these pollutants in order to monitor and locate uncontrolled emissions, in accordance with the provisions of the law and the conditions set forth in the business licenses and emission permits. The Company is advancing execution of projects to reduce emissions into the atmosphere in accordance with the terms of the emission permits.

Rotem - In September 2016, plants at Mishor Rotem received an emission permit pursuant to the Israeli Clean Air Law. The Company is endeavoring to implement the requirements of the permit. During 2017, the Company advanced a number of matters, including, operation of a control and warning system for all of the air‑treatment systems, arrangement and adaptation of a number of existing systems that treat emission of particle materials in accordance with the terms of the permits, and installation of new systems, closing one of the Company’s warehouses and other measures.

After a project to install two large pumping and filtering systems for purposes of reducing emissions of particulate matter in the Zin plants was completed, the Company has moved into the second stage by means of installation of an additional pumping and filtering system and connection to the existing pumping and filtering system. In addition, in March 2017, operation of a new absorption system was commenced in the fertilizers plant at Mishor Rotem, in place of the system that was damaged in the fire that occurred in June 2015.

In 2017, conversion to natural gas at the Zin plant was completed, which will save energy costs, and will contribute to the efforts made over the past several years to switchover to clean energy sources, reduce pollution and protect the environment.

In accordance with the requirement of the Ministry of Environmental Protection and the Environmental Unit, plants at Mishor Rotem, including ICL Rotem, Periclase and other plants, completed establishment of an air quality monitoring system, which was placed into service in 2017.

F&C - ICL’s Haifa factory in Israel is presently undergoing conversion to the natural gas. This is being conducted as part of ICL’s shift to environmentally-friendly energy sources throughout its facilities.

DSW - In the area of the Sodom Industrial Zone, ICL Dead Sea operates three air quality monitoring stations, pursuant to the Clean Air Law. The data, which is measured on a continuous basis, is automatically sent to the Internet site of the National Monitoring Center of the Ministry of Environmental Protection, which is accessible to the general public.

The main production facilities of ICL Potash and Magnesium in Sodom have been fully converted to natural gas and are connected to the gas transport network.

DSM - The production facilities of the Dead Sea Magnesium plant produce mainly inorganic emissions. The exhaust stacks are monitored in accordance with the directives in the emission permits issued to the Company. In the Dead Sea Magnesium plant, detectors were installed that send on‑line computerized warnings to the environmental authorities.

Neot Hovav - ICL Industrial Products operates advanced monitoring and detection methods to identify malfunctions in its plants’ operation and emissions’ treatment systems, such that before a malfunction occurs the facility's manufacturing activities are halted, and thus steps are taken to minimize uncontrolled emissions according to the laws and the conditions set out in its business license, its poisons permit, and its emissions permit. In addition, integrated pollution prevention and control (IPPC) methodologies are also applied, which provide guidance regarding all of the techniques for preventing and monitoring emissions into the environment. The main actions taken by ICL Industrial Products in the area of air quality are: investments were made in the production facilities in order to improve recycling and recovery of solvents and other organic materials emitted into the air via activated charcoal systems, in order to achieve reduction of the amount of these materials emitted into the air; investments were made in catalytic oxidizing technologies that reduce volatile organic compound emissions and compliance with advanced values in accordance with the BAT; investments were made in the installation and upgrading of absorption systems in the inorganic systems; investments were made in the installation and upgrading of filters to prevent emissions of particles from the solids’ handling systems; sealing of diffused emissions in the loading and unloading areas was made; ongoing work is being executed for the LDAR program – control and treatment of fugitive emissions with the assistance of a European company.

Greenhouse Gas Issues

Climate change is of increasing concern to governments, non‑governmental organizations, and the general public. Increasing regulation of greenhouse gases (“GHGs”) could impact ICL’s operations by requiring changes to its production processes or increasing raw‑material, energy, production and transportation costs. ICL is striving to become a leader in reduction of emissions, in general, and GHG emissions, in particular. ICL’s efforts include a strategic conversion of its main plants to the use of natural gas, utilization of new technologies to reduce production emissions, and comprehensive energy efficiency initiatives. The combined result of these efforts has resulted in a 25% reduction in the global GHG emissions of ICL between 2008 and 2016. In addition, ICL promotes the development of new products that contribute to reduction of GHG emissions. ICL measures annually the GHG inventory of its operative production facilities, and up to now has analyzed the carbon footprint of over 60 of its products.

ICL reports its emissions data annually and its efforts in the climate change field to the CDP (Carbon Disclosure Project), a non-profit organization working to reduce GHG emissions. As a result of ICL’s comprehensive transparency efforts and the significant reduction in its emissions, the CDP awarded ICL the second best possible score, A–, for its 2017 report. The 2017 score places ICL in the top 25% of over 2,000 global reporting companies. This score is the second best among global fertilizers producers, and tied for the best score of an Israeli-based company.

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

Relevant potential sources for emissions are registered and controlled also by the authorities on a regular basis. If required, on-line-monitoring systems are installed. In addition, investments were made in the installation and upgrading of filter, separation and absorption systems in order to keep the air emission limits.

European Plan for Trade in GHG Emissions

The European Union, as a party that signed the Kyoto Protocol (the framework treaty of the United Nations for dealing with climate changes), has agreed on a mandatory target for reducing the emissions of greenhouse gases. The main tool for achieving the reduction targets is the EU Emissions Trading Scheme (“ETS”), which was launched on January 1, 2005. In the first and second phases of the ETS, the European countries agreed that every industrial company that emits GHGs above the agreed minimum threshold is required to report its emissions and to limit them to the gradually decreasing periodic quota. In addition, companies were allowed to realize a monetary gain or benefit by trading and selling unused emission permits (or ‘carbon allowances’). The third phase of the ETS commenced on January 1, 2013 and will run up to December 31, 2020. This phase includes a further decrease in the free allocation of carbon allowances to all industrial companies. Some of ICL's largest sites in Europe are participants in the EU–ETS, and are therefore obligated to reduce their emissions and/or purchase carbon allowances. ICL is closely monitoring the developments and emission allocation policies of the EU–ETS, and is taking them into account when establishing/purchasing new sites in Europe and when considering potential significant expansions of existing sites.

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

Air pollution control equipment is employed throughout the region to ensure that ICL’s facilities comply with the emission parameters established by the regulators. Continued maintenance of pollution control equipment and improvement of control efficiencies is in focus.

China

The Company’s phosphate plant in China is tested once every six months by the Center for Environmental Protection regarding gas emissions. In the phosphate plant, the Company has adapted its facilities by means of installation of systems monitoring gas emissions in order to comply with local regulations and regulatory schemes. The plant is in compliance with all the laws and regulations. In 2017, the ammonia complex, which was located near the residential area proximate to the plant, was moved to the plant’s premises.

      Energy

The European Energy Efficiency Directive (EED)

The latest Energy Efficiency Directive of the European Union came into effect on December 4, 2012. The requirements in the Energy Efficiency Directive must be implemented by companies operating in the European Union. The Energy Efficiency Directive provides a joint framework to advance energy efficiency in the European Union, in order to achieve the European Union’s energy goals by 2020. These goals include the reduction of GHG emissions by 20% compared with the levels in 1990, an increase in the rate of consumption of renewable energy sources to 20% of the total energy consumption and an improvement in energy efficiency by 20%. Accordingly, all countries that are members of the European Union are required to increase the efficiency of their energy consumption in all stages of the energy chain — conversion, transportation and final use. ICL is developing and adopting strategies and procedures at all of its European plants to comply with the local interpretations of the Directive.

Natural Gas

Several Group companies in Israel have signed agreements for supply of natural gas to the Group’s manufacturing facilities in Israel with the “Tamar” reservoir. The total quantities under the currently existing agreements should provide the Group all its gas needs. In February 2018, the Company entered into two supply agreements with the “Tamar" and “Leviathan” reservoirs to secure the gas supply needs of the Company until the end of 2025 or until the entry of the “Karish” and “Tanin” reservoirs into service – whichever occurs first. On December 5, 2017, ICL signed an agreement with Energean Israel Ltd. for the supply of up to 13 BCM of natural gas over a period of 15 years, amounting to approximately $1.9 billion. Signing of the agreement marks an important milestone for securing a consistent supply of gas to the Company’s facilities in Israel, at a competitive price in relation to current gas supply agreements.

Increased use of natural gas in ICL’s facilities is expected to significantly reduce emissions of pollutants in the area surrounding our facilities, improve the quality of the output, reduce maintenance expenses and lead to a significant monetary savings due to the transition from the use of more expensive fuels.

For more information, see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Principal Factors Affecting our Results of Operations and Financial Condition”.

      Prevention of Land Contamination and Restoration of Contaminated Lands

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

In addition, a groundwater study in ICL Dead Sea’s power stations’ contaminated fuel tank farm showed no groundwater contamination; however, soil rehabilitation is expected in the future. At the old gas station, boreholes were drilled and diesel fuel is being pumped from the contaminated groundwater.

Furthermore, the implementation of a multi‑year master plan to prevent ground pollution by fuels or oils at our Rotem sites was completed.

      Liquid and Solid Waste

During the production processes at ICL’s facilities, industrial solid waste and wastewater are produced. According to the discharge permit, wastewater is channeled into water sources or evaporation ponds.

Israel

Rotem - At the Rotem site, a master plan for treating waste is being implemented with the principal goal of reducing the effluent quantities, turning part of the effluents into products, recycling the wastewater, reducing the water consumption, treatment of wastewater and neutralization and restoration of the wastewater reservoirs.

In June 2017, as a result of a partial collapse of a dyke in Pond 3 in the plants of Rotem Amfert Israel, a leak occurred into a channel of the Ashalim stream. Immediately upon occurrence of the event, Rotem Amfert Israel took intensive action to restore the channel, in full cooperation with the authorities involved with the matter. Rotem Amfert Israel performed land and plants surveys of the channel’s grounds, as well as an aerial examination, and has begun to closely monitor the channel’s condition. In addition, water infrastructures were connected for purposes of both drinking water for animals and plant irrigation, as well as for cleaning the channel. For additional information see Note 21 to our Audited Financial Statements.

ICL established a thickening and filtration facility to treat waste at the Periclase plant in Mishor Rotem.

DSM - Commencing from December 2017, discharging of wastewater from the magnesium plant into the Dead Sea was discontinued and, thus, the permit for discharging of wastewater into the Sea, which was issued by the Ministry of Environmental Protection, became superfluous.

F&C – In ICL Haifa facility, several biological pilots were conducted to find possible solutions for compliance with the standards covering treatment of the facility’s wastewater flowing into the Kishon River, as directed by the Inbar Committee. The possible solutions were discussed with the Ministry of Environmental Protection. During the discussions with the Ministry of Environmental Protection, it was agreed that ICL Haifa will not make an investment in construction of a biological facility but, rather, will take other steps to improve the quality of the wastewater and the matter will be re-examined by the parties later on.

Neot Hovav - at the Bromine Compounds plant, a sanitary facility for independent treatment of the sanitary effluents is operated. The treated wastewater is flowed as an input fluid into the cooling towers. In addition, in the Bromine Compounds plant, a facility was constructed for treating industrial wastewater, which includes a transmission system, physicochemical unit, MBR unit and evaporation ponds. The system was built according to a U.S standard, which includes leakage monitoring and air monitoring. In 2013, construction of the evaporation ponds was completed and all the plant’s wastewater is presently being pumped into the new evaporation ponds.

At ICL’s manufacturing facility at Neot Hovav, Israel, there is hazardous waste. Pursuant to the requirements of the Ministry of Environmental Protection, ICL is required to treat the existing waste (historical), which is stored on a special site on the facility's premises in coordination with the Ministry of Environmental Protection, as well as the ongoing waste that is produced in the facility's present manufacturing processes. The treatment will be partly through a combustion facility, which recovers hydro-bromine acid, operated by the subsidiary, while part of the waste will be sent to an outside source for treatment. The total provision for waste treatment amounts to about $58 million. The Company estimates, based on the information available as at the approval date of the annual financial statements, that the said provision covers the estimated cost of treating the historical waste.

ICL Industrial Products operates a special authorized laboratory for monitoring and analyzing wastewater quality.

Europe

Liquid and solid waste and emissions are regulated under the European IED – Industrial Emission Directive. The Company implements waste monitoring and management measures, and is obligated to inform the authorities of the results. Wastewater regulations, including effluent limits, are regulated by states and partly by communities. ICL has provisions regarding the avoidance of pollution and conditions for assessing compliance with the emission limit values.

Wastewater is partly pretreated and sent to municipalities and third parties for final treatment before discharging. The production processes, in general, are not generating significant volumes of direct solid waste. In case solid waste needs to be disposed of, the required documentation and approvals under the European regulations are fulfilled.

Due to phosphate pollution in the subsoil of the Ladenburg site, the phosphate concentration is monitored at several wells and reported regularly to the authorities.

In Spain, a multi‑year program is underway to restore salt piles while paying close attention to the issue of wastewater drainage and sludge treatment. In 2015, in accordance with the provisions of the Spanish Waste Management regulation, ICL Iberia submitted to the Government of Catalonia a mining site restoration plan for the two production sites Suria and Sallent, which includes a plan for handling the salt piles and dismantling of facilities. The restoration plan for the Suria site is scheduled to run up to 2094, whereas for the Sallent site up to 2070. In 2016, following discussions with the authorities relating the plan for treating the salt pile on the Sallent site, it was found that a number of changes in the plan are required with respect to the water pumping process, which constitutes part of the removal plan. For additional information, see Note 21 to our Audited Financial Statements.

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

ICL follows a qualification process for waste vendors, which assists in ensuring that waste is properly profiled, treatment standards are followed and disposal processes meet regulatory requirements. Wastewater is managed through site industrial discharge permits that are managed through federal, state or local agencies. Waste water treatment is mainly focused on chemical treatment. The wastewater treatment systems are maintained on a regular basis.

China

The phosphate plant in China is located in a rural area. The Company’s facilities in China are tested once every six months by the Center for Environmental Protection regarding gathering of solid waste and hazardous waste. In order to comply with the local regulations, the Company has adapted its plant by means of installation of systems for removal of wastewater and diversion thereof from clean water sources, including transferring phosphogypsum water (which is created as a by-product of the production processes) into designated ponds for further treatment. The plant has received a license for unloading contaminating materials and strict environmental licenses and it is in compliance with all the laws and regulations.

Furthermore, annual land examinations are conducted in accordance with the regulatory requirements.

Hazardous Substances

Israel

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

Europe

Some of the substances used in ICL’s facilities in Europe (such as raw materials, etc.) are considered to be hazardous substances. Required approvals and registrations for these substances are acquired and maintained. Relevant safety measures and procedures for storage and handling are implemented and maintained. In addition to these measures, only qualified suppliers and transport companies are used, and qualification and training of employees are conducted on a regular basis. All requirements based on the GHS (Globally Harmonized System of Classification, Labelling and Packaging of Chemicals) are acquired and maintained.

Americas

Hazardous substances are utilized at ICL’s facilities in Americas as raw materials and can also be found as finished products. Where required, registrations for the storage, handling and transportation of these materials are acquired and maintained. Measures are taken to reduce the likelihood of releases of hazardous materials by way of supplier and transporter qualification, training of employees, contractors and vendors on the proper handling of these materials.

 C. ORGANIZATIONAL STRUCTURE

ICL
ICL Finance B.V (Netherlands)
ICL Finance Inc. (USA)
Twincap Forsakings AB (Sweden)
Rotem Amfert Negev Ltd.
Dead Sea Works Ltd.
Dead Sea Bromine Company Ltd.
Mifalei Tovala Ltd.
ICL Israel Ltd.
Cleveland Potash Ltd (UK)
Bromine Compounds Ltd.
Dead Sea Magnesium Ltd.
Fertilizers & Chemicals Ltd
ICL Europe Cooperatief U.A (Netherlands)
YPH (China) (50%)
ICL Iberia Ltd. (Spain)
ICL investment (China)
Tetrabrom Technologies Ltd.
Allana Corp (Canada)
ICL-IP Terneuzen (Netherlands)
ICL Fertilizers Europe CV (Netherlands)
Amsterdam Fertilizers B.V (Netherlands)
Everris International B.V (Netherlands)
Iberpotash (Spain)
TAMI
Allana Afar Ethiopia
Sinobrom Compounds (China)
L.Y.G (China)
Fuentes (Spain)
ICL Japan Ltd.
ICL Holding Beschraenkt Haftende O.H.G. (Germany)
ICL Puriphos B.V (Netherlands)
ICL Europe B.V. (Netherlands)
ICL Italy
ICL Brazil, Ltd.
ICL Specialty Products North America Inc. (USA)
ICL North America Inc. (USA)
ICL France S.A.S
Scora S.A.S. (France)
Rotem Holdings (Germany)
ICL Fertilizers Deutschland (Germany)
ICL Asia Ltd (Hong-Kong)
Eurocil Luxembourg S.A.
ICL Swiss (zug) (Switzerland)
ICL Performance Products LLC (USA)
ICL Germany
ICL Group Americas Inc (USA)
Everris NA, Inc. (USA)
ICL-IP America Inc. (USA)
ICL specialty Products (USA)
ICL Americas LLC (USA)
Essential Minerals
Specialty Solutions
Others
Finance and Services

* A list of our subsidiaries, including name and country of incorporation or residence is provided in an exhibit to our Form 20-F filed with the U.S. Securities Exchange Commission, which can be found at www.sec.gov.

** Pursuant to the Company’s examination in 2017, it was concluded that effective control over Allana Afar does not exist and, therefore, the Company removed Allana Afar from its consolidated financial statements.

 D. PROPERTY, PLANT AND EQUIPMENT

The Company operates production facilities in its worldwide locations, including the following:

•
Israel: under the Israeli Dead Sea Concession Law, 1961, as amended in 1986 (the “Concession Law”), we have lease rights until 2030 for the salt and carnallite ponds, pumping facilities and productions plants at Sodom. We have other production facilities in Israel, situated on land with a long‑term lease, including the plants at Mishor Rotem (mainly leased until 2028 to 2041), the Oron and Zin sites of ICL Phosphate (leased until 2017 to 2024 – negotiations with respect to extension of several lease agreements are currently underway), production facilities at Naot Hovav of ICL Industrial Products (leased until 2024 to 2048), as well as production, storage and transportation facilities at Kiryat Ata that belong to ICL Specialty Fertilizers and chemicals and research laboratories at Kiryat Ata that belong to ICL Specialty Fertilizers and ICL Industrial Products (leased until 2046 to 2049). We also use warehouses and loading and unloading sites at the Ashdod (leased until 2030) and Eilat ports (negotiations are underway to extend the agreement).

•	Europe:

Germany: the production plants of ICL Phosphate are at Ludwigshafen and the production plants of ICL Industrial Products are at Bitterfeld. The production plants of ICL Food Specialties are at Ladenburg, Engelsberg (Rovita) and Hemmingen (Hagesüd).  The production plants of ICL Advanced Additives are at Ladenburg and Cologne. All the plants are owned by the ICL Group.

The Netherlands: the production plants of ICL Industrial Products at Terneuzen are owned. A facility of ICL Phosphate in Amsterdam held under a lease until 2034 (or under certain conditions up to 2044) and a production facility in the southern Netherlands is located on land that is partly owned and partly held under a long‑term lease.

Spain: the concessions at the potash and salt mines are held under the concession agreements described below. The potash and salt production plant, and the warehouses, as well as the loading and unloading facilities of ICL Potash & Magnesium at Catalonia, are owned by the ICL Group. ICL Specialty Fertilizers also has a liquid fertilizer and soluble fertilizer production plant in Totana, another plant for mixing solid fertilizers in Cartagena and a concession in Cartagena port until 2024.

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

Austria: the dairy protein production plant of ICL Food Specialties at Hartberg (Prolactal) is owned by ICL.

•	North and South America:

United States: the production plant of ICL Industrial Products in West Virginia is mainly owned by the ICL Group. The production plants of ICL Advanced Additives in Lawrence, Kansas and St. Louis, Missouri are owned by the ICL Group. The production plants of ICL Specialty Fertilizers in South Carolina are operated under leases ending in 2025.

Mexico: the production plant of ICL Advanced Additives at Nuevo León is owned by ICL.

Brazil: the production plant of ICL Food Specialties at Sao Jose dos Campos is leased by ICL. The production plants of ICL Advanced Additives at Sao Jose dos Campos and Cajati are leased by ICL.

•	Asia:

China – phosphate rock mining rights in Haikou Mine and Baitacun Mine are derived from mining licenses that are described below. The scrubbing plant is owned by the Company and situated on leased land.

The following table sets forth certain additional information regarding ICL’s principal properties as at December 31, 2017.

Property Type	Location	Size (square feet)	Products	Owned/Leased
Plant	Mishor Rotem, Israel	27,524,194	ICL Phosphate products	Owned on leased land

Plant	Sodom, Israel	13,099,679 (not including ponds and Magnesium factory)	ICL Potash & Magnesium products	Owned on leased land

Plant	Mishor Rotem, Israel	10,763,910	ICL Industrial Products products	Owned on leased land

Plant	Neot Hovav, Israel	9,601,591	ICL Industrial Products products	Owned on leased land

Plant	Zin, Israel	8,483,916	ICL Phosphate products	Owned on leased land

Plant	Kiryat Ata, Israel	6,888,903	ICL Specialty Fertilizers products	Leased

Plant	Oron, Israel	4,413,240 (not including phosphate reserve)	ICL Phosphate products	Owned on leased land

Plant	Sodom, Israel	4,088,800	Magnesium products (ICL Potash & Magnesium)	Owned on Leased land

Plant	Sodom, Israel	2,326,060	ICL Industrial Products products	Owned on leased land

Conveyor belt	Sodom, Israel	1,970,333	Transportation facility for ICL Potash & Magnesium	Owned on leased land

Pumping station	Sodom, Israel	920,314	Pumping station for ICL Potash & Magnesium	Owned on leased land

Plant	Sodom, Israel	667,362	ICL Industrial Products products	Owned on leased land

Warehouse and loading facility	Ashdod, Israel	664,133	Warehouse for Essential Minerals segment’s products	Leased

Power plant	Sodom, Israel	645,856	Power and steam production for ICL Potash & Magnesium	Owned on leased land

Office	Beer Sheva, Israel	495,883	ICL Industrial Products	Owned

Plant	Mishor Rotem, Israel	398,264	ICL Advanced Additives products	Owned on leased land

Warehouse and loading facility	Eilat, Israel	152,557	Warehouse for Essential Minerals segment’s products	Leased

Headquarters	Tel Aviv, Israel	25,318	Company headquarters	Leased

Plant	Catalonia, Spain	48,491,416	Mines, manufacturing facilities and warehouses for ICL Potash & Magnesium	Owned
Plant	Totana, Spain	2,210,261	ICL Specialty Fertilizers products	Owned

Plant	Cartagena, Spain	209,853	ICL Specialty Fertilizers products	Owned

Warehouse and loading facility	Cartagena, Spain	184,342	Storage for ICL Specialty Fertilizers products	Leased

Plant	Mieres (Asturias), Spain	41,263	ICL Advanced Additives products	Owned

Plant	Jiaxing, China	828,017	ICL Industrial Products products	Owned on leased land

Plant	Shan Dong, China	692,045	ICL Industrial Products products	Owned on leased land

Plant	Kunming, Yunnan, China	458,394	Production Plant of ICL Phosphate	Owned on leased land

Plant	Lian Yungang, China	358,793	ICL Industrial Products products	Owned on leased land

Plant	Kunming, Yunnan, China	290,420	ICL Advanced Additives products	Owned on leased land

Pumping station	Kunming, Yunnan, China	2,231	A pumping station for ICL Phosphate	Owned on leased land

Peat Moor	Nutberry and Douglas Water, United Kingdom	17,760,451	Peat mine - ICL Specialty Fertilizers	Owned

Plant	Cleveland, United Kingdom	13,239,609	ICL Potash & Magnesium products	Owned

Peat Moor	Creca, United Kingdom	4,305,564	Peat mine - ICL Specialty Fertilizers	Leased

Plant	Nutberry, United Kingdom	322,917	ICL Specialty Fertilizers products	Owned

Plant	Terneuzen, the Netherlands	1,206,527	ICL Industrial Products products	Owned

Plant	Heerlen, the Netherlands	481,802	ICL Specialty Fertilizers products	Owned and leased

Plant	Amsterdam, the Netherlands	349,827	ICL Phosphate products and logistics center	Owned on leased land

European Headquarters	Amsterdam, The Netherlands	59,055	European Company headquarters	Leased

Plant	Gallipolis Ferry, West Virginia, United States	1,742,400	ICL Industrial Products products	Owned

Plant	Lawrence, Kansas, United States	179,689	ICL Advanced Additives products	Owned

Plant	Carondelet, Missouri, United States	172,361	ICL Advanced Additives products	Owned

Plant	Rancho Cucamonga, California, United States	103,600	ICL Advanced Additives products	Leased

Plant	North Charleston, South Carolina, United States	100,000	ICL Specialty Fertilizers products	Leased

Plant	Summerville, South Carolina, United States	40,000	ICL Specialty Fertilizers products	Leased

US headquarters	St. Louis, Missouri, United States	45,595	US Company headquarters	Leased

Plant	Ludwigshafen, Germany	6,996,541	ICL Phosphate products and Infrastructure	Owned

Plant	Ladenburg, Germany	1,569,764	ICL Advanced Additives and ICL Food Specialties products	Owned

Plant	Bitterfeld, Germany	514,031	ICL Industrial Products products	Owned

Plant	Engelsberg, Germany	356,823	ICL Food Specialties products	Owned

Plant	Hemmingen, Germany	175,042	ICL Food Specialties products	Owned

Plant	Cologne, Germany	64,540	ICL Advanced Additives products	Owned on leased land

Plant	Cajati, Brazil	413959	ICL Advanced Additives products	Owned

Plant	Sao Jose dos Campos, Brazil	Phosphate plant: 137,573 Blending plant: 80,729	ICL Advanced Additives and ICL Food Specialties products	Owned on (free) leased land

Plant	Belgium	128,693	ICL Specialty Fertilizers products	Owned

Plant	Calais, France	483,568	ICL Industrial Products products	Owned

Plant	Nuevo Leon, Mexico	152,408	ICL Advanced Additives products	Owned

Plant	Bandırma, Turkey	375,187	ICL Phosphate products	Owned

Plant	Hartberg, Austria	692,937	ICL Food Specialties products	Owned

Plant	Heatherton, Australia	64,583	ICL Food Specialties products	Leased

      Other Leases, Licenses and Permits

      Well Production Permits

The supply of water to ICL Dead Sea, in the Dead Sea area, is executed via a series of wells operated by ICL, both within and outside of the concession area. The Company has lease agreements with Israel Lands Authority (hereinafter – “ILA”) and production permits from the Water Authority for these wells. ICL Dead Sea has seven water wells at Ein Ofarim (which are located outside the concession area). The lease periods for these wells expired in 2009, and in the same year an application to extend the lease period was submitted to ILA. Only in the beginning of 2016 were new contracts signed by ILA, for seven years, in place of those that expired in 2009, where effectively such contracts expired shortly before their signing date. ICL Dead Sea is taking action to renew these contracts.

During 2017, a revision was made to the Water Law whereby monetary charges will be imposed on private water producers in respect of water drawn from the wells, subject to the quality of the water and other factors. The meaning of the legislative revision for ICL Dead Sea Works is imposition of costs for the wells located in its concession area, from which ICL Dead Sea Works has drawn water up to now with no additional charge beyond its actual costs of drawing the water. The Company is examining application of the revision on ICL Dead Sea Works, in light of the Concession Law that applies to the Company. If the revision to the Law does apply to ICL Dead Sea Works, in the Company’s estimation the monetary impact on the Company is not expected to be material.

      Business Licenses and Other Permits

In November 2013 a reform in the Business Licensing Law, 1968 came into effect, providing, among other things, that business licenses in Israel will no longer be perpetual, but rather each business license will be valid for a term of between one and fifteen years, depending on the type of activity covered by the license. In addition, licensable activities in accordance with the Business License Ordinance (Licensable Businesses), 2013, will be subject to unified specifications to be issued by the authorities as specified in the Ordinance, including the Ministry of Environmental Protection.

Up to now, we have been issued valid business licenses for our sites in Israel in perpetuity, in accordance with the law. Under the abovementioned reform, all of our business licenses will expire and require renewal three years after the applicable “Unified Specifications” are published, and after receiving a notification from the Licensing Authority, except those issued to power stations and fertilizer storage facilities that currently hold a permanent business license, and which will remain in perpetuity.

In addition, our sites in Israel have valid toxic substance permits under the Israeli Hazardous Materials Law, 1993. These permits were issued by the Ministry of Environmental Protection for a period of one year. Renewal of these permits is performed on an ongoing basis. The toxic substances permit issued to Bromine Compounds sets forth additional conditions, including requirements of risk management and seismic surveys in accordance with the Ministry’s guidelines.

The Industrial Products plant in Neot Hovav discharges industrial wastewater into the evaporation ponds in accordance with the requirements of the plant’s business licenses. The costs of renewal of these licenses are not material. In addition, the Periclase plant in Mishor Rotem has a valid permit for discharging brine into the Dead Sea (valid up to 2021).

ICL Haifa has a valid permit for discharging industrial wastewater into the Kishon River.

ICL Dead Sea has a valid permit for discharging industrial wastewater into the Dead Sea (valid up to 2020), under the Israeli Prevention of Sea Pollution from Land‑Based Sources Law, 1988.

Commencing from December 2017, discharging of wastewater from the magnesium plant into the Dead Sea was discontinued and, thus, the permit for discharging of wastewater into the Sea, which had been issued by the Ministry of Environmental Protection, became superfluous. The Ministry of Environmental Protection is expected to add further conditions regarding discharge of wastewater, as part of the terms of the business license. At this stage, it is not possible to estimate what the additional conditions will be or the impact thereof.

The companies also hold emissions permits under the Israeli Clean Air Law, 2008 (the “Clean Air Law”).

As part of the production process in Rotem Amfert Israel, the Company builds and operates ponds that accumulate phosphogypsum water created in the production processes. For additional information relating the ponds’ permits for construction and operation, see Note 21 to our Audited Financial Statements, “Item 3 - Key Information— D. Risk Factors”.

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

In consideration of the concessions, ICL pays royalties and taxes to the governments of Israel, China, UK and Spain. Below are the royalty amounts paid in 2017, 2016 and 2015:

	Israel	Out of Israel	Total
Year Ended December 31,	$ millions

2017 *	64	4	68
2016	58	9	67
2015 *	101	5	106

* In 2017 and 2015, the Company paid additional amounts of $68M and $152M, respectively, in respect of royalties in Israel relating to prior periods.

Following is a description of the material properties from which ICL extracts minerals and conducts mining. For additional information regarding the total cost of the Company’s property, plant and equipment and its intangible assets (including concession and mining rights) see Note 12 and Note 13, respectively, to our Audited Financial Statements.

      The Dead Sea

The concentration of the minerals extracted from the Dead Sea (including potash, bromine, table salt, magnesia oxide, magnesium chloride and metal magnesium), constituting the raw materials for production, is on the rise due to the hydrological deficit the Dead Sea has been experiencing during the past ten years.

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

The production process begins with the flowing of water from the Northern Basin into the evaporation ponds (a distance of about 12 kilometers). The Company’s pumping station P‑88 has a pumping capacity of 100,000 cubic meters per hour. In 2017, ICL flowed approximately 420 million cubic meters of water from the Northern Basin into the evaporation ponds. Of this quantity, approximately 270 million cubic meters of brine were rechanneled into the Northern Basin of the Dead Sea at the end of the process. In 2017, the Company produced from the Dead Sea approximately 3.7 million metric tons of potash, 180 thousand metric tons of bromine, 23 thousand metric tons of metal magnesium, 227 thousand metric tons of salt and 90 thousand metric tons of solid magnesium chloride. The Company plans to build a new pumping station (hereinafter – the P‑9 pumping station) from the Northern Basin to the evaporation ponds, this being in light of retirement of pumping station P‑88 from service due to the receding water level. The Company made an additional investment and extended the life of the present pumping station (P‑88) so that it will be able to function up to 2021. In 2017, the Board of Directors approved an investment of $249 million in construction of the P‑9 pumping station. In the second half of 2017, DSW signed agreements, in the amount of about $115 million, for construction of the P‑9 pumping station, with a number of execution and infrastructure companies. The P-9 pumping station is expected to commence its operations during 2020. The building permits have been received and the construction work has commenced – both in connection with the Salt Harvesting Project and regarding the P‑9 Pumping Station.

In 2015, an appeal was filed in the Israeli Court for Water Matters by Adam Teva V’Din - Israeli Association for Environmental Protection (ATD) wherein the Court was requested to order the Government Water and Sewage Authority to issue a production license to DSW pursuant to the Water Law with respect to the transfer of water from the North Basin of the Dead Sea to the evaporation ponds in the Sea’s South Basin in order to regulate and supervise, within the framework of the production license, transfer of the water, as stated, in connection with certain aspects, including limitation of the quantities transferred. In August 2016, the Government Water and Sewage Authority issued directives to DSW (not in the framework of the production license), after hearing the latter’s position, which included limitations on the quantities of water transferred, as well as mechanisms for reporting of pumping volume. On January 21, 2018, the Company submitted a statement of defense on its behalf in which it disagrees with ATD’s arguments. In the Company’s estimation, the legal proceedings in this matter will end without material influence on its operations. For additional details, see “Item 4 - Information on the Company— D. Property, Plant and Equipment— Well Production Permits”.

The evaporation ponds extend over an area of approximately 150 square kilometers and are divided into two sub‑systems – an array of ponds for sinking salt (mineral waste from the production process), and a series of ponds for sinking carnallite (the target mineral constituting a raw material for production of potash).

The salt pond known as Pond 5 is the largest pond in the series of ponds, having an area of approximately 80 square kilometers. Pond 5 was built during the 1960s by construction of a large dam, where in the center of the dyke surrounding it a partition (steel sheet pile wall and separation clay core) was installed for sealing and prevention of leakage of solutions. This dam demarks the southern basin of the Dead Sea on the Israeli side, and permits the continued existence of the Southern Basin due to the system of pumping stations and flowing channels that are operated as part of the industrial operational system of the evaporation ponds. The evaporation processes give rise to concentration of the brines and the sinking of the table salt to the floor of the pond. The remaining brines are rich in potash, magnesium and bromide. These brines are pumped into the systems of other ponds, and as a result of the continued evaporation the "carnallite" precipitates. Carnallite is the raw material used for production of potash, metal magnesium and chlorine. The carnallite is harvested by floating barges and is sent as slurry to our production plants. The brine from the edge of the carnallite ponds is used as a raw material in the production of bromine and magnesium chloride.

About 20 million tons of table salt precipitates and creates a layer of approximately 20 centimeters on the floor of Pond 5. Precipitation of the salt causes a reduction in the volume of the solutions in the pond. As the production process requires maintaining a fixed volume of solutions (brines) in the pond, the level of the solutions in the pond is raised each year according to the rate at which the pool floor rises.

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

The project for construction of the coastline defenses with respect to the hotels and infrastructures on the coastline of the Pond has been underway for several years. As part of such defenses, from time to time, the dyke along the western beachfront of the Pond, across from the hotels, is raised, together with, in many places, a system for lowering subterranean water. As at the date of the report, there is agreement between DSW and the Government of Israel that the Company will bear 39.5% of the costs of financing the coastline defenses and the Government will finance the balance thereof. The coastline defenses have not yet been fully completed. However, the dykes have been raised to a level that permits raising of the water level up to a height of 15.1 meters.

In July 2012, an agreement was signed with the Government of Israel, regarding "Execution and Funding of the Dead Sea Protection Project and Increase of the Royalties Paid to the State" (hereinafter – the Salt Harvesting Project). The purpose of the Salt Harvesting Project is to provide a permanent solution for raising the water level in the Pond and stabilizing of the water therein at a fixed level by harvesting of the salt from this pond and transferring it to the Northern Basin of the Dead Sea.

The highlights of the agreement are set forth below:

A.     The planning and execution of the Salt Harvesting Project will be performed by DSW.

B.    The Salt Harvesting Project as well as the project for the new pumping station that is to be constructed (hereinafter – the P-9 Pumping Station), constitute an Israeli national infrastructure project that will be promoted by the Israeli Committee for National Infrastructures.

C.    Starting from January 1, 2017, the water level in the pond will not rise above 15.1 meters in DSW’s network (about 390 meters below sea level). DSW will be required to pay compensation in respect of any damages caused, if at all, as a result of a rise of the water level beyond the level determined. In the case of a material deviation from the timetables for the execution of the Salt Harvesting Project as a result of a requirement for changes by the planning institutions, as a result of which the Plan is not approved on time, or due a decision of a judicial tribunal that caused a delay of at least one year in provision of effect to the Salt Harvesting Project by the planning institutions, without the Company having violated its obligations, the Company will be permitted to request raising of the water level above that stated above.

In December 2015, National Infrastructures Plan 35A (hereinafter – the Plan), was approved by the National Infrastructures Committee, which includes the statutory infrastructure for establishment of the Salt Harvesting Project in Pond 5, and construction of the P-9 pumping station in the northern basin of the Dead Sea. In March 2016, the Government also approved the Plan. In the second half of 2017, DSW signed agreements, in the amount of about $115 million, for construction of the P‑9 pumping station, with a number of execution and infrastructure companies. The P-9 pumping station is expected to commence its operations during 2020. The building permits have been received and the construction work has commenced – both in connection with the Salt Harvesting Project and regarding the P‑9 Pumping Station.

D.    Increase in the rate of the royalties from 5% to 10% of sales, for quantities of chloride potash DSW sells in excess of 1.5 million tons annually. This increase applies to sales starting January 1, 2012. In July 2012, as part of the agreement, the Government committed that at this time it sees no need to make additional changes to its specific fiscal policy regarding mining from the quarries at the Dead Sea, including the commercial utilization thereof and, accordingly, at this time, it will not initiate and will even object to, as applicable, proposed laws regarding this matter. The Company’s consent to the increase of the rate of the royalties is contingent on implementation of the Government of Israel’s decision. The agreement further provides that if legislation is enacted that changes the specific fiscal policy in connection with profits or royalties deriving from mining of quarries from the Dead Sea, the Company’s consent will not apply regarding increase in the rate of royalties on the surplus quantities referred to above, commencing from the date on which additional tax is collected as pursuant to the said legislation.

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

In April 2017, after receiving all the permits for execution of the Salt Harvesting with the Government of Israel, ICL’s Board of Directors approved a budget of about $280 million to further proceed with the execution of the Salt Harvesting in the Dead Sea. This budget which is part of the Salt Harvesting Project, will be executed over the next 13 years, and constitutes ICL’s share (80%) in the cost of performing this part. In October 2017, DSW signed an agreement, the cost of which for ICL is $280 million, for execution of the first stage of the Salt Harvesting Project, with Holland Shallow Seas Dredging Ltd., a contracting company, to commence construction of a special dredger that is designed to execute the salt harvesting. The dredger is expected to enter into service in the first half of 2019. By then, the engineering and operational preparations and the extensive infrastructure works that have been underway during the past few years are planned to be completed and the salt harvesting operations are expected to begin.

Approval of each of the stages of the plan by the relevant dates set out in the project schedule is essential for continuation of ICL Dead Sea’s production process and delays could have an unfavorable impact on the process and, accordingly, could give rise to damage or losses.

The receding level of the Dead Sea is not to be confused with the rise of the water level in Pond 5 discussed above, and the two seemingly contradictory phenomena are occurring simultaneously, as Pond 5 is located in the Southern Basin on a different plane than the main body of the sea lying to its north, necessitating a special pumping station to constantly feed the pond with water. See “Item 3 - Key Information— D. Risk Factors— Construction of a new pumping station is required due to the receding water level in the northern basin of the Dead Sea”. While the water level of Pond 5 is rising due to the accumulation of salt on its floor and the continuous pumping of water from the Northern Basin of the Dead Sea, the water level of the Northern Basin is receding. As a result of the decline in the level, sinkholes appear and there is an erosion of Nahal Arava. The appearance of sinkholes, which is attributed mainly to the lowering of the water level of the Dead Sea, is increasing in the Dead Sea area. Most of the sinkholes caused by the receding level of the Dead Sea develop near the Northern Basin of the Sea, where there is little operation by ICL Potash and Magnesium. Nonetheless, most of the sinkholes have appeared near the evaporation ponds and in other places in the ICL Dead Sea area. Development of a sinkhole under a dike could cause the dike to burst, causing loss of the solutions in the pond. ICL takes actions to identify the development of these sinkholes in the area of the plant and along the dikes, and to fill them when they appear.

Additional risk factor is the erosion of Nahal Arava, which flows along the international border between Israel and Jordan. This erosion could endanger the stability of the eastern dykes in the future in the array of salt and carnallite ponds. The Company is endeavoring to analyze the matter and to find solutions for preventing or retarding this occurrence in the long term. The Company is carrying on ongoing monitoring and taking action on the site in order to protect the dykes. In addition, ICL Potash and Magnesium intends to execute a preliminary project in order to examine possible solutions and alternatives.

ICL owns and operates a power station with a capacity of 110 megawatts, presently limited to about 60 megawatts due to environmental protection restrictions, which provides a significant part of the power used in the production plants at the Dead Sea. The balance is purchased from Israel Electric Company, a state‑owned utility, and from OPC, a private producer of electricity that is a related party.

In 2012, the Company entered into agreements regarding a project to construct a new cogeneration power station (EPC) in Sodom, Israel (hereinafter – the Station). The Station will have a production capacity of about 330 tons of steam per hour and about 230 megawatt hours, which will supply electricity and steam requirements for the production plants at the Sodom site and for third party customers. The Company intends to operate the Station concurrently with the existing power station, which will be operated on a partial basis in a "hot back‑up" format, for production of electricity and steam. The total electricity production in the short term will be about 245 MWH.

In 2015, the executing contractor (the Spanish Company - Abengoa) experienced financial difficulties. In October 2016, the Spanish court approved a debt arrangement between the executing contractor and its creditors which permits continuation of its activities in the power station project. In September 2017, the Company notified the executing contractor of cancellation of the construction agreement due to a series of violations of the agreement on its part. The Company plans to complete construction of the power station and to bring it to full operation during the first half of 2018.

Transport from the Company's plant in the Dead Sea is by means of a conveyor belt from the plant to the railway in the direction of the Ashdod port and from Highway 90 in the direction of the Eilat port.

      The Negev Desert

ICL currently operates large surface phosphate mining sites at Oron, Rotem and Zin, which are located in the southern part of the State of Israel in the Negev region. The Israeli Minister of National Infrastructures under the Israeli Mines Ordinance, through the Supervisor of Mines in his Office (“the Supervisor”), has decided to extend the area of the Rotem field concession (valid until the end of the 2021) so that it covers the Hatrurim field. The area of the Rotem concession has been so extended, and the matter has been transferred to the Israel Lands Authority (“ILA”) to deal with the extension of the area of the mining permit for the Rotem field, in line with the extension of the concession area.

The Company is working to promote the plan for mining phosphates in Barir field (which is located in the southern part of South Zohar field) in the Negev Desert. In December 2015, the National Planning and Building Council (hereinafter – the National Council) approved the Policy Document regarding Mining and Quarrying of Industrial Minerals (hereinafter – the Policy Document), which included a recommendation to permit phosphate mining in the Barir field.

In the beginning of 2016, a National Outline Plan (hereinafter – NOP 14B), which includes the South Zohar field, was submitted for comments to the various committees, which submitted their comments and recommendations at the end of 2016. In February 2017, the Committee for Principle Planning Matters, decided to continue advancement of the mining in the South Zohar field. Concurrently, and based on a decision of the National Council, instructions were prepared by the competent authorities with respect to the performance of an environmental survey of the Barir field for purposes of its further advancement. In April 2017, the National Council recommended to the government to approve NOP 14B and determined that Barir field will be advanced as part of a detailed National Outline Plan. In December 2017, a discussion was held relating to the preparation of the detailed plan, as stated, which was approved by the government’s Housing Cabinet in January 2018. On January 29, 2018, the Minister of Health filed an appeal of the said approval, requiring compliance with the Ministry of Health’s recommendation to conduct a survey regarding the health impact in each site included in NOP 14B.

The said plan will be prepared by the Ministry of Energy with the accompaniment of the Ministry of Economics, the Ministry of Environmental Protection and the Ministry of the Interior. Over the years, the Company has performed research and development work and has conducted a number of tests, in order to obtain an indication of the possibility of using the phosphate deposits in its mines for different uses, including manufacture of fertilizers and various acids.

For a description of certain risks relating to receipt of a license for mining in the Barir Field, see “Item 3 - Key Information— D. Risk Factors”.

Each of the said fields in Israel has a similar layered structure and geological composition, with the phosphate preserved as relatively thin layers along the margins and within the axes of two northeast to southwest trending asymmetrical synclines (basins or trough‑shaped folds). Oron and Rotem lie within a single syncline located northwest of the Zin syncline. The three deposits have been proved over extensive distances in terms of length (Rotem 10 kilometers, Oron 16 kilometers and Zin 22 kilometers) and width (4 kilometers each). They are all known to extend further in terms of length but are limited in operational size. The Campanian (Upper Cretaceous period) phosphate rock deposits of Israel are part of the Mediterranean phosphate belt extending from Turkey, through Jordan and Israel, and westward through Egypt, Tunisia and Morocco. The Company began operations at Oron in the 1950s and at Rotem and Zin in the 1970s. These sites are accessible by road and rail. ICL has long‑term leases covering all the land on which its Israeli facilities are located and it operates under mining concessions and licenses granted to it by the Israeli Minister of National Infrastructures and by the ILA. See “Item 4 - Information on the Company— D. Property, Plant and Equipment— Concessions and Mining Rights”.

In November 2016, the District Board for the Southern District approved a detailed site plan for mining phosphate in the Zin‑Oron area. This plan, which covers an area of about 350 square kilometers, will permit the continued mining of phosphate located in the Zin valley and in the Oron valley for a period of 25 years or up to exhaustion of the raw material – whichever occurs first, with the possibility for extension (under the authority of the District Planning Board).

The method of mining in the Negev is by the conventional open pit method, using drilling and blasting, hydraulic excavators and rigid dump trucks or dozers with rippers for overburden removal and front-end loaders and trucks for mining phosphate. Each mine site has varying numbers and thicknesses of over‑burden, inter‑burden and phosphate rock layers, so that the size of the mining equipment is conformed to the mining sites and the operating requirements. In all of the mines, stripping of the waste material and mining of the phosphate are performed by entirely conventional methods.

Phosphate rock from the Rotem mine is transported by truck to a nearby beneficiation plant at Mishor Rotem. On this site, we also operate two sulphuric acid plants, three green phosphoric acid plants, one white phosphoric acid plant, three superphosphate plants, two granular fertilizer plants, one MKP plant and one oil shale burning plant for production of electricity and steam. We also have beneficiation plants at both Oron and Zin. The product of the process is a high‑grade, multi‑purpose phosphate product, most of which is used to produce phosphoric acid and fertilizers. The rest of this material is sold to other phosphoric acid and fertilizer producers and some is sold for direct application as fertilizer.

The plant at Mishor Rotem is powered primarily by electricity generated by the Company at its sulphuric acid plants and by oil shale that the Company mines in Mishor Rotem. Any surplus power is sold to Israel Electric Company. All the power utilized by the Oron and Zin beneficiation plants is purchased from OPC, a private, related‑party producer of electricity.

The following table sets forth the amount of our total mine production of raw ore in the Company’s mines in the Negev (and the relevant grade) supplied to our beneficiation plants, for the three years ended December 31, 2017, 2016 and 2015:

Year Ended December 31,
2017	2016	2015
Millions of metric tons produced	7	9	9
Grade (% P2O5 before/after beneficiation)	26/32	26/32	26/32

The following table sets forth the approximate amounts of product produced after processing by our operations in the Negev Desert, for the three years ended December 31, 2017, 2016 and 2015:

Year Ended December 31,
2017	2016	2015
thousands of metric tons	thousands of metric tons	thousands of metric tons
Phosphate Rock	3,332	3,947	3,848
Green Phosphoric Acid	575	602	600
Fertilizers	957	890	641
White Phosphoric Acid	148	161	153
MKP	68	47	52

      Spain

The Company's potash mining operations in Spain are carried out by ICL Iberia (IBP) (a wholly‑owned subsidiary of the Company) through Trafico de Mercancias (a wholly‑owned subsidiary of ICL Iberia). As at the date of this Annual Report, there are three underground potash mines that make up ICL Iberia’s complex: Suria, Cabanasas and Vilafruns. The Company operates two mines, the Cabanasas mine, which is located in the town of Suria, approximately 12 kilometers north of the district capital of Manresa in the Cardener river valley, and the Vilafruns mine, which is located in the town of Sallent, approximately 13 kilometers east of Suria in the Llobregat river valley. The third mine in Suria is inactive. In addition, the Vilafruns mine is expected to be closed by the middle of 2020.

Continuation of the production activities on the Sallent site is contingent on finding a solution for treating the salt pile and the salt produced as part of the ongoing potash production process. ICL Iberia is working with the Government of Catalonia to find a solution to fulfill its obligation to remove the salt pile, which will be presented as part of the restoration plan. For additional information, see Note 21 to our Audited Financial Statements.

The production of potash in Spain is expected to be about 1 million tonnes per year and to reach a level of up to about 1.3 million tonnes per year after completion of the necessary adjustments. ICL owns all of the land on which the Spanish surface facilities are located. See “Item 4 - Information on the Company— B. Business Overview— ICL Potash— Production”. The Spanish government owns all of the underground mining rights and has granted ICL concessions to conduct mining operations under the land. See “Item 4 - Information on the Company— D. Property, Plant and Equipment— Concessions and Mining Rights”.

The Cabanasas and Vilafruns mines are both in the province of Barcelona and are located approximately 530 to 900 meters below ground. Each mine has two access points and the mining is by a modified room and pillar method. All of the mine sites are served by roads and are near major highways.

Extraction of potash from underground mines in Spain is carried out by mining sylvinite (a mixture of potash and salt found in varying potash concentrations). The potash is separated from the salt in production plants near the mines. For a description of our efficiency plan at ICL Iberia (IBP), see “Item 4 - Information on the Company— B. Business Overview— ICL Potash— Production”.

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

The Company owns and operates two processing plants – one in Suria and one in Sallent. The processing at these plants includes crushing, grinding, desliming, froth flotation and drying. All of the power utilized by our Spanish mining operations is purchased from third‑party electric companies.

The following table sets forth, the quantities and grades of the potash ore extracted from the mines and processed in the plants in Spain, for the three years ended December 31, 2017, 2016 and 2015:

Year Ended December 31,
2017	2016	2015
Sallent
Ore processed (in millions of metric tons)	2	2	2
Grade (% KCl)	23%	23%	23%
Suria
Ore processed (in millions of metric tons)	2	2	2
Grade (% KCl)	24%	26%	26%
Total
Ore processed (in millions of metric tons)	4	4	4

      United Kingdom

ICL’s mining operations in the United Kingdom are conducted by its wholly owned subsidiary, ICL UK. ICL’s mine and processing plant are located approximately 340 kilometers north of London and approximately 40 kilometers east of Middlesbrough, England in the North York Moors National Park. The mine was originally designed, developed and operated by Imperial Chemical Industries and Charter Consolidated and the first potash was extracted in 1973. ICL purchased the mine, including mining leases and mineral extraction licenses, in 2002 from the then‑owner, Anglo American Corporation.

ICL’s mining operations in the United Kingdom are conducted both under land and under the North Sea. Mining operations are conducted at depths up to much as 1,300 meters below ground onshore and 850 meters below the surface of the North Sea. The operations under the North Sea are currently conducted as far as 14.5 kilometers offshore. Although ICL owns the land on which the minehead and the related surface operations are conducted, substantially all of the United Kingdom subsurface operations are conducted either under land that it does not own or under the North Sea, which it also does not own. ICL has the right to conduct our mining operations pursuant to the mining leases and mineral extraction licenses described below. See “Item 4 - Information on the Company— D. Property, Plant and Equipment— Concessions and Mining Rights”.

ICL’s United Kingdom mining operations are situated close to the western limits of potash and salt deposition in the Zechstein Basin extending inland in the United Kingdom and below the North Sea into Germany. The potash seam is of the Permian Evaporite Series and is overlain by some 800 meters to 1,300 meters of younger sedimentary rocks. The potash seam averages 7 meters in thickness but varies from zero to more than 20 meters in thickness. An approximately 11-meter-thick Polysulphate™ layer exists approximately 150 meters below the potash deposits. ICL UK evaluated the potential of this Polysulphate™ as a separate resource, and also completed an access decline into the Polysulphate™ bed in 2010 from one of its main salt roadways. As described below, Polysulphate™ production at ICL has increased in recent years and is expected to be the focus of mining activities at ICL UK as it transitions away from declining potash production due to depleted reserves.

The mine is accessed by two vertical shafts. One shaft hoists potash, salt and Polysulphate™ and the other provides service access. Mining currently takes place in two discrete areas. Mining is by continuous mining with shuttle cars and by a modified room and pillar method. The mine has been designated as a “gassy” mine, containing methane gas. Supply of the electricity to the Company's mining operations in the United Kingdom is powered primarily by electricity purchased from the local electricity company. There is also a power plant on the site that converts gas into electricity and supplements the electricity supply required for execution of the mining operations.

ICL’s raw material processing operations include crushing, grinding, desliming, froth flotation, formulation and drying. The plant was built in 1971 and is properly maintained on an ongoing basis in order to preserve the existing production capacity. With the cessation of potash processing in 2018, sections of the drying and compacting circuit will be retained for the production of PotashpluS, a compacted blend of Potash Standard (SMOP) and Poly Standard.

A new processing plant for Polysulphate™ was established in 2016.  This plant uses simple crushing and screening processes to produce standard and granular products in approximately 50:50 ratio. Research is currently underway regarding methods to further enhance these products through compaction, granulation, blending and micronutrient addition which, in combination, is anticipated to deliver high value new fertilizer products into the market.

The following table sets forth, the quantities and grades of the potash ore extracted from the mine in the United Kingdom and the insoluble clay minerals, for the three years ended December 31, 2017, 2016 and 2015:

Year Ended December 31,
2017	2016	2015
Potash Ore (millions of metric tons)	1	2	3
Grade (% KCl)	36%	36%	33%
Grade (% insoluble)	11%	11%	13%

The following table sets forth, the quantities of the polyhalite ore extracted from the mine in the United Kingdom, for the three years ended December 31, 2017, 2016 and 2015:

Year Ended December 31,
2017	2016	2015
Polyhalite Ore (millions of metric tons)	0.5	0.2	0.2

Beginning in 2016, the Company accelerated the transition from extracting and producing potash to producing Polysulphate™ at its ICL UK mine. ICL is acting to expand the Polysulphate™ market by means of, among other things, development of a wide range of innovative Polysulphate™ products. In 2017, ICL produced 428 thousand tonnes of Polysulphate™, in 2018 the Company is planning to produce about 600 thousand tonnes of Polysulphate™ and to increase the production up to about 800 thousand tonnes in 2019. The Company expects to cease mining of potash at its ICL UK mine in mid‑2018 due to depleted reserves and transition to production of Polysulphate™. In the first half of 2018, potash ore expected to be mined is about 570 thousand tonnes, which will produce approximately 182 thousand tonnes of finished product for sale.

      China

YPH JV, a joint venture with Yunnan Phosphate Chemicals Group Corporation Ltd. (“YTH”), operates an open-pit mining site named Haikou (the "Haikou mine") that is located alongside the Haikou Town, in the Xishan district, proximate to the city of Kunming. YPH JV holds a concession for the Haikou Mine that expires in 2043, and holds a concession for mining phosphates through 2018 in an additional mine named Baitacun (the "Baitacun mine"), which is located several kilometers from the Haikou Mine, wherein the mining activities have not yet commenced.

The access to Haikou and Baitacun mines is by means of a network of roads, as well as an accessible rail network that links to the state rail lines. In light of the current operations at the Haikou mine, the production capacity of YPH JV is approximately 2.5 million tonnes per year.

The Haikou mine has been in operation since 1966 and the concession area is spread over 9.6 square kilometers. The Baitacun concession area is spread over 3.08 square kilometers, with no mining operations to date.

The Haikou mine is divided into four areas. The phosphate sources in areas 1 and 2 have been almost fully depleted. The mining in area 3 began in 2015 and the mining activities in area 4 started at the end of 2017.

The phosphate deposits at both mines are part of an extensive marine sedimentary basin in which the phosphate is situated in two layers – an upper layer and a lower layer. The thickness of the upper layer varies from 2.5 to 11 meters and is about 7.6 meters on average, while the thickness of the lower layer varies from 2 to 9 meters and is about 6.1 meters on average. The mining is executed based on layers and quality thereof. Each layer has 3 quality categories: Grade I (highest grade) > 30% P2O5, Grade II- 24-30% P2O5 and Grade III- 15-24% P2O5. Structurally, the Haikou mine is moderately complex, which requires precision mining that is accomplished through use of relatively small mining tools. The phosphate is covered by hard rock layers that require blasting, except for the upper ground level, which is removed and used for reclamation of the mined areas. The phosphate layers are also partially hard and require blasting.

The phosphate is low organic type, and as such it is suitable for phosphoric acid production.

The mining in the Haikou Mine is via open mining using conventional methods by means of drilling and blasting, hydraulic excavators, mining trucks and tractors for mining phosphates.

In the first stage: mining of the upper ground level is being stripped, and stored or spread out over mined areas for purposes of reclamation. In the second stage: drilling, blasting and stripping of the upper overburden level is executed. In the third stage: mining of the phosphate is performed by drilling and blasting of every layer separately (between which an interburden layer exists having a thickness of 11 meters, which is also drilled, blasted and stripped) and the phosphate is then loaded on truck and being transported to the beneficiation plants.

Based on the patches appearance of the medium and high-grade phosphate, the mining is performed through use of small mining tools, trucks with a capacity of 40 tonnes and excavators having a bucket capacity of 3 to 6 cubic meters.

Close to the Haikou mine, there are two beneficiation plants: flotation and scrubbing. These facilities are accessible by roads, and the scrubbing plant is also accessible by train. The output of these facilities is designated for the phosphoric acid production plants of Yunnan Three Circles Chemical Co. Ltd. ("3C"), a fully owned subsidiary of YPH JV. 3C has a production site for acids and fertilizers, located several kilometers from the Haikou mine, which includes five sulphuric acid factories, three green phosphoric acid factories, one factory for manufacture of technical grade white phosphoric acid and six fertilizer factories. These factories are powered by a heat power generator, having a capacity of 9MW, which is located on the site. The power is a by-product of the sulphuric acid production process. These facilities have been continuously developed and maintained for the last 40 years and are in a good condition. The access to the production site is also by road and train.

Mining activities have not yet commenced on the Baitacun mine, as development thereof by YPH JV is still in the exploratory stages. The initial geological survey was conducted by the Chinese government and the area is ready for planning of the mining operations. However, since the ratio of the overburden material to the phosphates (stripping ratio) in this area is high, the mining operations, to the extent they are ultimately commenced, will be postponed to later stages.

Because it is not currently planned to commence mining operations at Baitacun in the near future, we have not yet completed a study to determine if it has SEC Guide 7 compliant reserves.

The following table sets forth the amount of our total mine production of raw ore in the Haikou mine (and the relevant grade) supplied to our beneficiation plants, for the three years ended December 31, 2017, 2016 and 2015:

Year Ended December 31,
2017	2016	2015*
Millions of metric tons produced	1.95	2.20	0.57
Grade (% P2O5 before/after beneficiation)	21.3/29.6	20.4/29.2	22.1/28.3

* Information for Q4 2015 only – commencing from the date ICL acquired the Haikou mine.

The following table sets forth the approximate amounts of product produced after processing by our operations in Haikou mine, for the three years ended December 31, 2017, 2016 and 2015:

Year Ended December 31,
2017	2016	2015*
thousands of metric tons	thousands of metric tons	thousands of metric tons
Phosphate Rock	1,545	1,798	569
Green Phosphoric Acid	572	617	159
Fertilizers	335	790	149
White Phosphoric Acid (TG)	61	37	-

* Information for Q4 2015 only – commencing from the date ICL acquired the Haikou mine.

      Concessions and Mining Rights

       Israel

       ICL Dead Sea Ltd. Concession.

Pursuant to the Israeli Dead Sea Concession Law, 1961 (hereinafter – the Concession Law), as amended in 1986, and the concession deed attached as an addendum to the Concession Law, DSW was granted a concession to utilize the resources of the Dead Sea and to lease the land required for its plants in Sodom for a period that is expected to end on March 31, 2030, accompanied by a priority right to receive the concession after its expiration, should the Government wish to offer a new concession to a third party.

In 2015, the Minister of Finance appointed a team to determine the “governmental activities to be conducted towards the end of the concession period”. The public’s comments in this matter were submitted to the team. The team was requested to submit its recommendations to the Minister of Finance by May 2016, however up to the date of the report the Company has not been notified of any recommendations submitted by the team. There is no certainty as to what the recommendations of this team will be regarding the procedures that the government might undertake in connection with the existing concession and as to the manner in which future mining rights would be granted.

The Minister of Finance appointed a team headed by the Accountant General to evaluate the manner in which, according to the current concession, the replacement value of DSW’s tangible assets would be calculated assuming that these assets would be returned to the government at the end of the concession period. The determination date of the actual calculation is only in 2030. The abovementioned team was requested to submit its recommendations in this matter to the Minister of Finance by March 2015. In January 2017, the Accountant General sent a letter to the Chief Economist – the Supervisor of the State’s revenues wherein she noted that the position of the Division of the Accountant General in the Ministry of Finance regarding the arrangement covering the assets was finalized (but was not published), however in light of the Accountant General changeover, the draft position report is being transferred to the incoming Accountant General for completion of the work. At this stage, there is no certainty regarding the recommendations of the Accountant General. In addition, there is no certainty as to how the Government would interpret the Concession Law, the manner in which this process and methodology would ultimately be implemented, and how the value of the tangible assets would be calculated.

In consideration of the concession DSW pays royalties to the Government of Israel, calculated at the rate of 5% of the value of the products at the factory gate, less certain expenses. Where the annual quantity of potash sold is in excess of 1.5 million tons, the royalties rate would be 10%, in terms of the Salt Harvesting Agreement (SLA) signed in July 2012. According to the SLA, if legislation is enacted that changes the specific fiscal policy in connection with profits or royalties deriving from the mining of quarries from the Dead Sea, the Company’s consent would not apply in respect of the increase in the royalties’ rate on the surplus quantities referred to above, which would commence from the date on which additional tax is collected as stated in the legislation. In November 2015, the Economic Efficiency Law was published, including implementation of the Sheshinski Committee’s recommendations, which address royalties and taxation of excess profits from Dead Sea minerals. The law entered into effect on January 1, 2016.

DSW granted a sub‑concession to Dead Sea Bromine Ltd. (hereinafter –the Bromine Company) to produce bromine and its compounds from the Dead Sea, the expiration date of which is concurrent with the DSW's concession. The royalties in respect of the products manufactured by the Bromine Company are received by DSW from the Bromine Company, and DSW then pays them over to the State.

There is an arrangement relating to payment of royalties by Dead Sea Magnesium (hereinafter – DSM) for the production of metal magnesium by virtue of a specific arrangement with the State provided in the Government’s decision dated September 5, 1993. Pursuant to this arrangement, royalties are paid by DSM on the basis of carnallite used for production of magnesium. The arrangement with DSM provides that during 2006 the State may demand a reconsideration in connection with the amount of the royalties and the method of their calculation for 2007 and thereafter. The State’s demand for reconsideration, as stated, was initially received at the end of 2010, and the matter is presently in an arbitration proceeding, as described below.

In 2007, a letter was received from the former Accountant General of the Israeli Ministry of Finance, claiming an underpayment of royalties amounting to hundreds of millions of shekels. Pursuant to the concession, disputes between the parties, including royalties, are to be decided by an arbitration panel of three arbitrators, comprising of two arbitrators appointed by each party, who in turn  jointly appoint a third arbitrator.

For additional details regarding the arbitration proceeding – see Note 21 to our Audited Financial Statements.

In 2017, 2016 and 2015, DSW paid current royalties to the Government of Israel in the amounts of $60 million, $53 million and $97 million, respectively. In addition, in 2017, the Company paid an amount of $68 million, in respect of royalties relating to prior periods.

In addition, ICL Dead Sea pays the Israel Lands Authority lease rentals in respect of the leases as defined in the concession certificate. The amount of the payment and the related update mechanism is provided in the agreement signed with the Israel Lands Authority (formerly the Israel Lands Administration) in 1975.

      Rotem Concession.

Rotem has been mining phosphates in the Negev in Israel for more than sixty years. The mining is conducted in accordance with the phosphate mining concessions, which are granted from time to time by the Minister of National Infrastructures, Energy and Water under the Mines Ordinance, by the Supervisor of Mines in his Office, as well as the mining authorizations issued by the Israel Lands Authority.

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

ICL Rotem has the following two mining concessions, which cover a total area of approximately 224 square kilometers:

1.   Rotem Field (including the Hatrurim field) — valid up to the end of 2021;

2.   Zafir Field — (Oron‑Zin) — valid up to the end of 2021;

Mining Royalties

As part of the terms of the concessions in respect of mining of the phosphate, Rotem is required to pay the State of Israel royalties based on a calculation as stipulated in the Israeli Mines Ordinance. In January 2016, a legislative amendment entered into effect covering implementation of the recommendations of the Sheshinski Committee that changed the formula for the calculation of the royalties, by increasing the rates from 2% to 5% of the value of the quarried material and left the Supervisor the possibility of collecting royalties at a higher rate if he decided to grant a mining right in a competitive process wherein one of the selection indices is the royalty rate.

Planning and Building

The mining and quarrying activities require zoning approval of the site based on a plan in accordance with the Israeli Planning and Building Law, 1965. These plans are updated, as needed, from time to time. As at the date of this report, there are various requests at different stages of deliberations pending before the planning authorities.

In November 2016, the District Board for the Southern District approved a detailed site plan for mining phosphate in the Zin‑Oron area. This plan, which covers an area of about 350 square kilometers, will permit the continued mining of phosphate located in the Zin valley and in the Oron valley for a period of 25 years or up to exhaustion of the raw material – whichever occurs first, with the possibility for extension (under the authority of the District Planning Board).

The Company is working to promote the plan for mining phosphates in Barir field (which is located in the southern part of South Zohar field) in the Negev Desert. In December 2015, the National Planning and Building Council (hereinafter – the National Council) approved the Policy Document regarding Mining and Quarrying of Industrial Minerals (hereinafter – the Policy Document), which included a recommendation to permit phosphate mining in the Barir field.

In the beginning of 2016, a National Outline Plan (hereinafter – NOP 14B), which includes the South Zohar field, was submitted for comments to the various committees, which submitted their comments and recommendations at the end of 2016. In February 2017, the Committee for Principle Planning Matters, decided to continue advancement of the mining in the South Zohar field. Concurrently, and based on a decision of the National Council, instructions were prepared by the competent authorities with respect to the performance of an environmental survey of the Barir field for purposes of its further advancement. In April 2017, the National Council recommended to the government to approve NOP 14B and determined that Barir field will be advanced as part of a detailed National Outline Plan. In December 2017, a discussion was held relating to the preparation of the detailed plan, as stated, which was approved by the government’s Housing Cabinet in January 2018. On January 29, 2018, the Minister of Health filed an appeal of the said approval, requiring compliance with the Ministry of Health’s recommendation to conduct a survey regarding the health impact in each site included in NOP 14B.

In February 2016, the municipality of Arad, together with several other plaintiffs, including residents of the town Arad, and the communities and Bedouin villages surrounding the area, filed a petition with the Israeli Supreme Court against approval of the Policy Document that authorized phosphate mining in the South Zohar field due to, among other things, a fear of potential environmental and health hazards they contend could occur. In March 2017, the Supreme Court rejected the petition.

In 2017, 2016 and 2015, Rotem paid royalties to the State of Israel in the amounts of about $4 million, $5 million and $4 million, respectively.

Under the terms of the concessions and in order to continue to hold the concession rights, ICL Rotem is required to comply with additional reporting requirements, in addition to the payment of royalties.

Spain

The Spanish government owns all of the underground mining rights and has granted the Company concessions to conduct mining operations under its land pursuant to mining legislation enacted in 1973 and related regulations. The mining permits (or concessions) in Spain are administrated by the regional governments (in Catalonia, the Generalitat), except those specially reserved areas that are still administered by the Spanish central government. There are several such areas in Spain, including Reserva Catalana. ICL Iberia (IBP) owns 126 mining concessions. Two separate and independent processes for paying fees and renewals are thus involved.

Originally, the concessions were divided among several mining companies in the area. However, as companies were acquired or relinquished their concessions, ICL Iberia (IBP) obtained these concessions. As a result, ICL Iberia (IBP) now holds mining concessions for each of 126 different relevant sites for the Company’s current and potential future mining activities. As part of the renewal process, the Company must prepare and present a basic technical report describing the intended use of the mines. The concessions cover a total area of 42,489 hectares in the province of Barcelona and 26,809 hectares in the province of Lerida. The mining royalties paid by the Company in 2017 is immaterial.

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

      United Kingdom

United Kingdom Mining Concession - CPL

The mining rights of a subsidiary in the United Kingdom (hereinafter – ICL UK), are based on approximately 114 mining leases and licenses for extracting various minerals, in addition to numerous easements and rights of way from private owners of land under which ICL UK operates, and mining rights in the North Sea granted by the British Crown (Crown Estates). The said mining rights cover a total area of about 374 square kilometers. As at the date of this report, all the lease periods, licenses, easements and rights of way are effective – some of the said periods will continue up to 2020 whereas some will continue up to 2038.

All of ICL UK's older lease agreements (about 74 agreements) were signed for a period of 50 years in the 1970s, so most of these run until the early to mid‑2020s, except for the leases with the Crown Commissioners (Crown Estates) for the offshore rights in the North Sea, which were recently renewed and expire in 2035. The lease with the Crown Commissioners includes provisions to explore and exploit the Polysulphate™ mineral. The recently acquired leases (about 40 agreements) were obtained in the late 1990s and early 2000s, and they all have a 35-year lease period with a 35-year option to extend the lease. For purposes of signing the lease agreements, ICL UK used local solicitors and contacted the individual landowners. Renewal of the onshore lease currently covering about 18% of reserves area at our mine in the United Kingdom was extended to the end of 2020 (one large lease is involved). Historically, the renewal of leases has not been problematic and we believe that we have or will receive all government approvals and permits necessary for our reserves in the United Kingdom. In the Company’s estimation, there is no competition for mineral leases because ICL UK has already secured the planning permission (“Planning Permission”) for potash, polyhalite and rock‑salt extraction in the area and has all the necessary government approvals and permits for mineral extraction. Planning permission, which is granted by local authorities in the United Kingdom, is the permission required in order to be allowed to build on land or change the use of land or buildings. The current license is valid up to 2023, and accordingly a new agreement must be signed with North York Moors National Park no later than 2020. ICL UK is taking action to extend the planning permit by twenty‑five years. In the past, when leases expired, there has been no interest from other companies and there is no competitive bidding. ICL UK has a preferential right to renew the leases as it has the Planning Permission to extract potash‑bearing minerals. The entities involved in renewing or obtaining new leases are ICL UK, local solicitors and individual landowners who own the mineral rights, as described above. The particular conditions that must be met in order to retain the leases are payment of annual fees and a royalty payment for minerals extracted from the property to the landowner.

ICL UK currently has long‑term mineral lease agreements covering more than 70% of the area. Based on past experience, the Company is confident that it will be able to obtain the remainder of the resource and reserve leases, if necessary. In addition, based on past experience, no competition is anticipated in obtaining mineral lease agreements for potash and Polysulphate™ mineral leases and our few failures to obtain leases in the past have been limited to very small leases that can easily be circumvented during mining. The small area for which ICL UK does not have leases involves situations where the individual landowners have refused to sign mineral leases and no other party has been granted a lease.

United Kingdom Concession - Everris

A UK subsidiary from ICL Specialty Fertilizers (hereinafter – Everris UK), has peat mines in the UK (Creca, Nutberry and Douglas Water). Peat is used as a raw material for production of detached beds for soil improvement and use as soil substitutes in growing media. The Nutberry and Douglas Water mining sites are owned by Everris UK, while the Creca mine is held under a long‑term lease. The mining permits are granted by the local authorities and are renewed after examination of the local authorities. The mining permits were granted up to the end of 2024.

China

YPH JV holds two phosphate mining licenses that were issued in July 2015, by the Division of Land and Resources of the Yunnan district in China. With reference to the Haikou Mine (hereinafter – Haikou), the mining license is valid up to January 2043, whereas regarding the Baitacun Mine (hereinafter – Baitacun), the mining license is valid up to November 2018. The mining activities at Haikou are carried out in accordance with the above mentioned license. Regarding Baitacun, as was estimated at the time of the acquisition, the Company does not intend to conduct mining activities in the foreseeable future.

Land Use Rights

In addition to the mining concession, certain additional land use approvals are required to conduct mining activities in Haikou. Such land use rights have been obtained, except for rights with respect to a portion of the Haikou Mine (block 4). The application submitted by YPH JV was returned by local authorities in September 2017 and, following discussions with local authorities, the application was resubmitted in February 2018. Although there is no specific timeline for approval by local authorities, we expect that ultimately approval of the application will be obtained.

Renewal of Mining License

In order to retain the mining licenses, YPH JV must comply with the provisions of the relevant Chinese laws and regulations regarding mining activities, including, conducting an annual examination of whether the taxes, fees and premiums relating to the mining licenses have been paid in full. In addition, YPH JV has to submit the renewal application to the Resources Department 30 days prior to expiration of the applicable mining license.

Natural Resources Tax

With respect to the mining rights, commencing from July 2016, the new Natural Resources Tax Law entered into effect, which includes phosphate rock, according to which YPH JV will pay royalties of 8% on the selling price based on the market price of the rock prior to its processing. In 2017 and 2016, YPH JV paid royalties in this regard of $2 million and $6 million, respectively.

Grant of Mining Rights to Lindu

In February 2016, YPC issued a statement whereby in 2010 YPC entered into agreements with the local authority of Jinning County, Yunnan Province and Jinning Lindu Mining Development and Construction Co. Ltd. (hereinafter - Lindu Company), according to which Lindu Company is permitted to mine up to two million tons of phosphate rock from a certain area measuring 0.414 square kilometers within the area of the Haikou mine (hereinafter – the Daqing Area) and to sell such phosphate rock to any third party in its own discretion.

Prior to the establishment of YPH JV, YPC proposed to the local authority of Jinning County and Lindu Company to swap the rights granted to Lindu Company in the Daqing Area with another area that is not a part of the Haikou mine, where Lindu Company would mine. In March 2016, in a meeting held between YPC, ICL and other relevant parties, YPC stated that it could not exchange its other mines to replace the Daqing Area since Lindu Company’s benefit is connected to the Daqing Area. Under the above mentioned statement, YPC has undertaken that YPH JV’s mining right in the Haikou mine will not be adversely affected by the above-mentioned arrangements. It was decided that YPH should conduct further communications with YPC and Lindu Company, for the purpose of protecting its legal rights and to urge the parties to reach a fair, just, and reasonable solution to this issue, as soon as possible. In light of the above, ICL didn’t include this area as part of YPH reserves.

      Reserves

The Company believes it has a broad and high‑quality mineral reserves base due to its strategically‑located mines and facilities. “Reserves” are defined by SEC Industry Guide 7 as that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserves determination. Industry Guide 7 divides reserves between “proven (measured) reserves” and “probable (indicated) reserves,” which are defined as follows:

•
Proven (measured) reserves. Reserves for which (1) quantity is computed from information received from explorations, channels, wells and drillings; grade and/or quality are computed from the results of detailed sampling and (2) the sites for inspection, sampling and measurement are spaced so closely to each other so that the geologic character is well defined so the size, shape, depth and mineral content of reserves can be reliably determined.

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

      Israel

The following table sets forth information regarding our estimates of our phosphate reserves in Israel as of December 31, 2017:

Category	White Phosphate	Low Organic Phosphate	High Organic Phosphate	Bituminous Phosphate	Recoverable Reserves	Average Grade
	(millions of metric tons)					(%P2O5)

Rotem	Proven	-	12	-	-	12	26%
Zin	Proven	-	16	14	3	33	25%
Oron	Proven	18	5	-	-	23	24%
Total (Proven) (1)		18	32	14	3	67

(1) Amounts may not add up due to rounding.

In determining these reserves, a cut‑off grade of 20% to 25% P2O5 was applied, depending on the processing characteristics of the phosphate rock and the existing processes. The cut‑off grade differs for each mine in accordance with the beneficiation process and enrichment capacity: a cut‑off grade of 20% P2O5 was applied at Oron, a cut‑off grade of 23% P2O5 was applied at Zin, and a cut‑off grade of 25% P2O5 was applied at Rotem. The cut‑off grade for Oron is lower because ICL Rotem has the appropriate beneficiation process for chalk phosphate, which characterizes the white phosphate and, therefore, the beneficiation process, through the flotation process, is extremely efficient. The cut‑off grade for the Rotem mine is higher because the beneficiation process there has a limited grinding and flotation system, and only medium to high grade phosphate can be fed (which is appropriate for the existing reserves at Rotem). The cut‑off grade for Zin is slightly higher than that of Oron because of the presence of marl and clay that reduces the efficiency of the enrichment process. For purposes of determining the cut‑off grade, utilization and quantities parameters account was taken of the geology factors (continuity, structure), mining method, mining dilution, plant utilization, technical feasibility, operating costs, and historical and current product prices. The parameters employed in the calculation are as follows: on‑site tonnes (multiplying area by layer thickness and phosphate density); recoverable tonnes (tonnes of mineral which can be mined, taking into account mining dilution); mineable tonnes (recoverable tonnes from which the tonnes produced are deducted); stripping ratio (the quantity of waste removed per tonne of phosphate rock mined); planned dilution; cost per tonne for mining (typically related to transport distance to beneficiation plant); cost per tonne including reclamation; and unplanned dilution (5% unplanned dilution is taken into account based on the data from the mining in and the data from the problematic areas). ICL Rotem’s yearly mining plan is not determined by the minimum cut‑off grade, and fluctuations in commodity prices rarely affect its cut‑off grade.

The cut‑off grade calculations come from historical yield data and ICL Rotem’s historical experience with mining, and are adequately calculated and modelled by its geologists, operation engineers and economists. The calculation takes the ore grade in‑situ, converts it into extracted ore with ICL Rotem mining method and estimates the plant yield depending on the grade. Economic modelling then gives the cut‑off figures currently used by ICL Rotem.

The proven reserves above the cut‑off grade were obtained from the calculated on‑site resources taking into account the mining method, the rate of mining dilution, and in‑plant recovery, based on ICL Rotem’s historical data. In order to convert the resources into reserves, account is taken, separately, of the mining dilution rate, mining method and the geological conditions, including, historical yield data, and are based on the previous five years’ experience. The mining dilution rate in the Company's mines in Israel’s southern region is 2.5% and takes into account the continuity of the layers and the geological structure. The quantity and grade of the calculated reserves are those that are expected to be transferred to the processing plant and are subject to recovery indices in the utilization plant. The updated utilization in the plant varies between the sites as it consists of historical yield data, which is currently between 46% (at Oron and Rotem) and 48% (at Zin). These differences in metallurgical recovery rates are due to differences in the beneficiation process at the different mines. Proven reserves have been explored by borehole intersections typically at 50 to 70 meters intervals. Each of the three plants at the mines has been developed over the past few decades for the optimum upgrading of the phosphate rock to concentrate ore containing typically 31% to 32% P2O5. The conversion ratio for most of the phosphate layers is 1.8 tonnes for every 1 cubic meter, where a conversion ratio of 2.0 tonnes per cubic meter is used for hard, calcareous beds. These factors are used on the basis of long experience and are considered to be reasonable.

In calculating the cut‑off grade and reserves, an average of the previous three years’ market prices and operating costs was used as part of the calculations to ensure economic feasibility.

The three‑year average market prices used to calculate our reserves in the Negev as of December 31, 2017 are as follows: $624 per tonne for green phosphoric acid, $1,212 per tonne for WPA, $1,223 per tonne for MKP, $894 per tonne for soluble MAP, $305 per tonne for GTSP, $169 per tonne for GSSP, and $87 per tonne for phosphate rock.

In calculating the reserves, an average of the previous three years’ currency exchange rates were used to ensure economic feasibility. The three-year average currency conversation rates used to calculate our reserves in the south as at December 31, 2017 are as follows NIS 3.78 per $1.00, $1.11 per €1.00 and $1.39 per £1.00.

The life of the mine at Rotem is approximately 6 years based on reserves of 12 million metric tonnes of low organic/low magnesium phosphate (given the current annual mining volume). The low-organic, low-magnesium phosphates are suitable for phosphoric acid production. The annual production (mining) rate for the low-organic/low-magnesium phosphate at Rotem is 1.9 million metric tonnes per year.

The life of the mine at Oron is approximately 6 years based on a reserve of 18 million metric tonnes and an average production of 3 million metric tonnes per year of white phosphate (given the current annual mining volume).

The life of the mine at Zin is approximately 10 years based on reserves of 33 million metric tonnes and a production of 3.1 million metric tonnes per year as follows (given the current annual mining volume):

•	Low-organic phosphate—1.7 million metric tonnes per year

•	High-organic phosphate—1.1 million metric tonnes per year

•	Bituminous phosphate—0.3 million metric tonnes per year

The Company believes that it has all the government approvals and permits necessary for its reserves in Israel.

      Spain

The following table sets forth our estimated potash reserves for our Spanish mining operations as of December 31, 2017 (latest date for which information is available):

Mine	Reserve Category	Millions of metric tons	Average Grade (% KCl)
Cabanasas	Proven	19	26%
	Probable	56	25%
	Total Proven and Probable	75	25%
Vilafruns	Proven	6	24%
	Probable	-	-
	Total Proven and Probable	6	24%
Total(1)	Proven and Probable	81	25%

(1) Amounts may not add up due to rounding.

In determining these reserves, a cut‑off grade of potash ore containing 19% KCl was applied at the Cabanasas mine and a cut‑off grade of potash ore containing a concentration of 18% KCl was applied at the Vilafruns mine.

The parameters used in determining the cut‑off grade took into account the geology (continuity, structure), mining method, mining dilution, plant utilization, technical feasibility, operating costs and historical and current product prices. The parameters employed in the calculation are as follows: on‑site tons (multiplying area by layer thickness and mineral density); recovery (taking into account the values obtained historically during the mining of the Cabanasas and Vilafruns mines); recoverable tons (tons of mineral which can be mined, in terms of the recovery factor); mineable tons (recoverable tons from which the tons produced are discounted); planned dilution; unplanned dilution (5% unplanned dilution is taken into account based on the mining data and data from problematic areas); and selective mining of target layers where possible (separation of the salt within the layer in areas wherein this is possible).

The cut‑off grade calculations come from historical yield data and ICL Iberia’s (IBP) historical experience with mining, adequately calculated and modelled by its geologists, operation engineers and economists. The calculation takes the ore grade in‑site, converts it into extracted ore based on ICL Iberia’s (IBP) mining method and estimates the plant yield depending on the grade. Later on, economic models give the cut‑off figures currently in use.

The proven and probable reserves above the cut‑off grade were obtained taking into account the mining method, mining recovery, mining dilution, selective mining, striation, geological conditions and in‑plant recovery, based on ICL Iberia’s (IBP) historical data. The mining recovery and dilution factors, which are required in the conversion of resources to reserves and take into account the particular mining method and the geological conditions at the respective mine, consist of historical yield data and are based on 18 years of historical data at the Cabanasas and Vilafruns mines and the mining recovery ranges from approximately 65% to 75% by ICL Iberia’s (IBP) “room and pillar” modified layout. Reserve quantity (in tons) and grade are quoted as those that are expected to be delivered to the treatment plant and are subject to metallurgical recovery factors. Metallurgical recovery factors consist of historical yield data and are based on the previous ten years’ experience and current recoveries are 88.0% KCl for the Suria plant (which is adjacent to the Cabanasas mine) and 85.0% KCl for the Sallent plant (which is adjacent to the Vilafruns mine). The proven reserves have been examined through information from drillings, mostly at distances of 100 to 200 meter intervals, while probable reserves have been explored by boreholes at intervals of up to 1,600 meters. The final product is well over 95% KCl to avoid quality losses.

In calculating the cut‑off grade and reserves, an average of the previous three years’ market prices and operating costs was used as part of the calculations to ensure economic feasibility. The three‑year average market price used to calculate our reserves for potash per ton of product in Spain as of December 31, 2017 is €223 per ton.

In calculating the reserves, an average of the previous three years’ currency conversion rates were used as part of the calculations to ensure economic feasibility. The three-year average currency conversation rate used to calculate our reserves as at December 31, 2017 is €0.89 per dollar.

The Suria plant utilizes ore mined from Cabanasas and has a current capacity to produce approximately 850 thousand tonnes per annum of potash. The Sallent plant utilizes ore mined from Vilafruns and has a current capacity to produce approximately 500 thousand tonnes per annum of product (this plant is planned to be shut down by the middle of 2020 as Suria is upgraded).

The Company believes that it has all government approvals and permits necessary for the reserves in Spain.

      United Kingdom

We expect to cease potash mining operations at ICL UK in mid-2018 due to depleted reserves and are continuing the transition to Polysulphate™ mining. The amount of potash reserves remaining at ICL UK is limited and no longer material to the Company’s operations or financial results. As a result, we are no longer presenting reserve information for potash at ICL UK in accordance with the SEC Guide 7 rules.

In the Company’s mine in the United Kingdom, we believe there are sizable resources for the purpose of continued production of Polysulphate™ (a mineral used in its natural form as a fertilizer for agriculture, a fertilizer for organic agriculture and a raw material for production of specialty fertilizers), the sale of which in commercial quantities began in 2012. Beginning in 2016, the Company has been in the process of transitioning from potash extraction and production to Polysulphate™ at its ICL UK mine. In 2017, ICL produced 428 thousand tonnes of Polysulphate™ and sold about 292 thousand tonnes, for the total amount of about $32 million. In 2018, the Company is planning to produce about 600 thousand tonnes of Polysulphate™ and to increase the production up to about 800 thousand tonnes in 2019. The Company is tracking this initiative and will obtain and provide reserve information in accordance with the SEC Guide 7 rules when this product becomes significant for the Company’s top line sales. As at the date of this Annual Report, our Polysulphate™ production at the ICL UK mine has generated about $32 million in sales and is not material to the Company’s operations or financial results. Accordingly, the Company has not presented reserve information for Polysulphate™ at ICL UK.

The Company believes that it will obtain renewal of all the government leases and licenses necessary for the reserves in the United Kingdom.

      China

Haikou mine has 57 million tonnes (after deduction of 5%: losses 3% and dilution 2%) of proven reserves of phosphate rock which located in 4 separated blocks (blocks 1-4). The annual production capacity is around 2.5 million tonnes (in 2017 only 1.95 million tonnes were mined). The proven reserves are sufficient for almost 23 years at such rate. Another 4.4 million tonnes of phosphate is placed in several piles around the mine and this reserve will be fed to the flotation plant in the next few years.

The following table sets forth our estimated phosphate reserves in Haikou Mine as of December 31, 2017:

Category	Low Organic Phosphate	Average Grade
	(millions of metric tons)	(% P2O5)

Block 1	Proven	4	21%
Block 2	Proven	6	21%
Block 3	Proven	31	22%
Block 4	Proven	16	22%
Total (Proven)		57

The average quality of the phosphate is around 21.4% P2O5, and is divided into 3 grades: Grade I (highest grade) > 30% P2O5, Grade II- 24-30% P2O5 and Grade III- 15-24% P2O5. Around 20% of the phosphate has >27% P2O5 and is usually beneficiated in the scrubbing facility. However, because the scrubbing plant was closed in 2016, with reopening expected in 2018, the higher-grade phosphate goes with the remaining 80% of the phosphate, which has around 20% P2O5, to the flotation plant for beneficiation.

In determining these reserves, a cut-off grade of 15% P2O5 was applied in accordance with the flotation ability to produce usable concentrate rock (28.5% P2O5) which is the average quality required for the production of phosphoric acid in the Yunnan region. In practice, the Haikou mine is able to process and use all the phosphate that exists in the deposit. The phosphate layers’ borders are physically well defined, also has very low P2O5 content (usually around 5%), and the mining process does not leave any unmined phosphate behind.

The two-year average market prices used to calculate our reserves in the Haikou mine (ICL acquired the Haikou mine in the fourth quarter of 2015) as of December 31, 2017 are as follows: $374 per tonne for green phosphoric acid (MGA), $671 per tonne for white phosphoric acid (WPA), $852 per tonne for MKP, $213 per tonne for GTSP.

In calculating the reserves, an average of the previous two years’ currency exchange rates (ICL acquired the Haikou mine in the fourth quarter of 2015) were used to ensure economic feasibility. The two-year average currency conversation rates used to calculate our reserves as at December 31, 2017 are as follows NIS 3.718 per $1.00, $1.118 per €1.00 and $1.322 per £1.00 and 6.699 RMB per $1.00.

The life of the mine at Haikou is approximately 23 years based on reserves of 57 million tonnes (given the annual production (mining) capacity of around 2.5 million tonnes); this phosphate is suitable for phosphoric acid production.

The Company believes that we have all the government approvals and permits necessary for our reserves in China, except that we are awaiting land use approval with respect to a portion of reserves in Block 4 of Haikou mine operated by the YPH JV. YPH JV is in discussions with local regulatory authorities to obtain the necessary approval and we expect that ultimately such approval will be obtained.

      Logistics

      Israel

Part of the output of ICL’s Dead Sea facilities is transported by a conveyor belt that was built and operates while extending over 18.1 kilometers to the railhead located at Tzefa in Mishor Rotem, and from there the output is transported to the Ashdod port. In addition, the Company also transports the output produced at the Dead Sea by truck, mainly to the Eilat port. Metal magnesium is transported by means of containers that are loaded on trucks from the Company's site in Sodom to the railhead at the Tzefa site. Thereafter, the Company transports the containers to the Haifa / Ashdod ports by means of train.

Most of ICL’s products, whether in solid or liquid state, are transported in bulk from Rotem, Oron and Zin by road and rail to either the Ashdod port or by road to the Eilat port. From Eilat, ICL’s products are transported by ship to markets in the Far East, and from Ashdod, they are transported by ship to Europe and South America.

Within the Rotem site, there is a rail loading facility that typically loads up to 30 wagons for each delivery. Approximately two million tonnes of products per year are transported by rail from the Rotem site to Ashdod. About 200 thousand tonnes of products are transported by road from Rotem to the port of Eilat.

ICL’s wholly owned subsidiary ICL Tovala is responsible for transporting phosphate rock from the Oron and Zin processing facilities in road‑going rigid trucks and trailers. Each trailer has a payload of 40 tonnes. Approximately 200 thousand tonnes are transported from Zin to Rotem for further processing, and about 1 million tonnes are transported from the Oron mine by truck for additional processing.

From Ashdod port, approximately 650 thousand tonnes of sulphur are transported to Rotem each year. Sulphur arrives at the port of Ashdod from overseas, where it is loaded into road‑going trucks and transported to the Company’s sulphur dispatch 5 kilometers away. At the depot, it is loaded into rail cars and then transported to Rotem.

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

      Spain

ICL Iberia (IBP) transports the minerals it mines from the Company's mines to the production plants as well as potash and salt from the factories and the mines to its customers and the port. Ore is taken by 25-ton road haulage trucks and a conveyor belt from the Cabanasas and Vilafruns mines to the Suria and Sallent plants, respectively. After the processing is completed, various quantities of potash and different types of salt are produced. The final product is transferred directly to the customer by truck or through the port.

A designated railway line is used for the transport of potash from the mines to the Barcelona port. Most of the shipments of ICL Iberia (IBP) are made through a terminal it owns at the port of Barcelona (Trafico de Mercancias – Tramer). For ore that requires higher capacity, use is made of additional ports, Tarragona or Vilanova, by means of outsourcing.

A truck fleet with towing equipment having 25‑27 tons capacity each is used to transport the salt from the mine. Up to 120 trucks of salt per day are dispatched from the mine to the port.

ICL Iberia (IBP) owns and maintains approximately 1.5 kilometers and 3 kilometers of standard gauge railway at Suria and Sallent plants, respectively, that connect to the regional rail network. Up to three trains leave on a daily basis having a total payload capacity of 800 tonnes, spread out over about 20 freight cars. The rail route for potash transport from Suria and Sallent to the terminal in the port of Barcelona comprises an about 80 kilometer rail route (from Suria and Sallent to Manresa to the port of Barcelona). ICL Iberia (IBP) owns and operates its own port facilities, which consist of bulk potash and salt storage facilities, comprised of freight‑car and rail‑truck conveyor unloading facilities and product storage warehouses.

Each of the production sites, Suria (the Cabanasas mine) and Sallent (the Vilafruns mine), have one rail load out system each for the rail to port transport systems. The train traction engine and part of the bulk freight car rolling stock is operated by the owner and operator FGC (Ferrocarrils de la Generalitat de Cataluña).

The facilities of the port of Barcelona are managed by ICL Iberia’s subsidiary Tramer and comprise an area of 13 thousand square meters divided into three zones. As part of the plan for increasing ICL Iberia's (IBP) production capacity, an upgrade is being made of the logistical infrastructure at the mine (entrance ramps into the mine), the factories and the Company's berth in the Barcelona port, in such a manner that will permit production, transport and export of about 2.3 million tons of potash and salt per year.

      United Kingdom

The Boulby mine in the United Kingdom is connected by a network of roads running over 11 kilometers southward from the mine entrance, as well as a network of underground roads extending 15.5 kilometers from the mine entrance in the direction of the North Sea. Circa 80 kilometers of underground tunnels are still open to support present production. The mine has easy access to the national road and train transportation routes. The mine receives good quality drinking water and a stable supply of electricity.

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

The mine has a large network of conveyor load-out systems which carry potash, polyhalite and salt. The majority of this infrastructure will remain after cessation of potash production. Infrastructure specific to potash only will be recovered if economical.

The rail load‑out products are transported on an ICL UK‑owned rail line which extends approximately eight kilometers from the mine entrance to a junction with the national rail network, and from there the products continue to Teesport, Middlesbrough, via the Network Rail Company, the owner and operator of the main rail line.

Eight trains per day transport rock‑salt, potash and Polysulphate™ to the Teesdock. Most of the output is used as a component of agricultural fertilizers, where a large quantity thereof (about 50%) is exported by sea from the Teesdock seaport to European Union countries and other customers overseas.

Rock‑salt is taken by train to Teesdock, and transported by ship to English and Scottish east coast ports for sale to local authorities for de‑icing roads.

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

      China

The YPH JV includes the Haikou Mine, 3C which is a group of factories for production of various types of fertilizers located close to the Haikou mine, two plants for production of downstream products – one located close to the Haikou mine and the fertilizers factory and the other situated proximate to the Kunming airport.

Most of the transport of the raw materials from the Haikou mine to the 3C factories is executed via pipeline (slurry), whereas a small part of the raw rock is transported by trucks.

Most of the output sold to the local market is transported from 3C directly to the customers in North China by train, as well as through marine shipment, mainly from two exit ports (Beihai and Fangchengang). These ports are also used for import of sulphur, in the amount of 600 thousand tonnes per year. A small part of the output sold is transported by trucks to customers (owned by the customers) in the Yunnan region.

Item 4A – UNRESOLVED STAFF COMMENTS

Not Applicable.

Item 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

                    A. OPERATING RESULTS

      Principal Factors Affecting Our Results of Operations and Financial Condition

We are a multinational company, the financial results of which are affected by changes in the demand for basic agricultural products, global economic trends, changes in terms of trade and financing, and fluctuations in currency exchange rates. In the execution of our business strategy, we take steps to adapt our marketing and production policies to evolving global market conditions, improve cash flows, diversify sources of finance, strengthen our financial position and to optimize efficiency and minimize costs.

In 2017 and 2016, approximately 53% and 54%, respectively, of our sales revenue was derived from production activities taking place outside Israel and approximately 8% and 6%, respectively, of the cost of sales of products produced outside Israel was attributable to raw materials supplied from Israel. There is no single customer on which we are materially dependent, or a single customer that accounted for more than 10% of the Company’s total sales revenue in 2017.

Energy expenses accounted for approximately 7% and 6% of our total operating costs in 2017 and 2016, respectively. Electricity expenses in 2017 and 2016 amounted to $190 million and $167 million, respectively, comprising 56% and 53%, respectively, of the total energy expenses. Natural gas expenses in 2017 and 2016 amounted to $87 million and $77 million, respectively, comprising 25% and 24%, respectively, of the total energy expenses. Oil and oil products expenses in 2017 and 2016 amounted to $16 million and $15 million, respectively, comprising 5% of the total energy expenses in both 2017 and 2016. Energy costs increased in 2017 by approximately 9% compared to 2016. The increase is mainly attributable to increases in electricity and gas expenses in Israel, and higher gas prices in Europe.

ICL is one of the largest natural gas consumers in Israel and is taking measures to increase the use of natural gas in its facilities in order to significantly reduce emissions of pollutants in the area surrounding its facilities, improve the quality of the output, reduce maintenance expenses and lead to a significant monetary savings due to the transition from the use of more expensive fuels.

Several Group companies in Israel have signed agreements for supply of natural gas to the Group’s manufacturing facilities in Israel with the “Tamar” reservoir (hereinafter – Tamar). The total quantities under the currently existing agreements should provide the Group all its gas needs, including the quantities required to test and operate the power station located in Sodom, which commenced running on gas, on a partial basis, in the fourth quarter of 2017. Transition to full use of gas is expected to take place in the second quarter of 2018. In February 2018, the Company entered into two supply agreements with Tamar and “Leviathan” reservoir (hereinafter – the Agreements), to secure its gas supply needs until the end of 2025 or until the entry of the “Karish” and “Tanin” reservoirs into service– whichever occurs first. The gas price in the Agreements is in accordance with the gas price formulas stipulated under the government’s gas outline.

The Company is entitled to terminate the Agreements as of 2020 in order to start the new agreement with Energean Israel Ltd. (hereinafter – “Energean”), as described below. In addition, the Agreements contain an extension option in the event Energean will fail to achieve commercial operation.

The Company anticipates that the scope of the annual gas consumption, after full operation of the power station, as is expected to be received based on the Tamar agreement, will be about 0.75 BCM.

On December 5, 2017, ICL signed an agreement with Energean for the supply of up to 13 BCM of natural gas over a period of 15 years, amounting to approximately $1.9 billion. Subsequent to the date of this report, the Company obtained all the approvals stipulated in the agreement, which were required for closing of the transaction. Energean holds licenses for development of the “Karish” and “Tanin” gas reservoirs, which are located in Israel’s territorial waters. Supply of the natural gas is expected to commence, at the earliest, in the second half of 2020, depending on completion of the development and commencement of production of natural gas from the reservoirs, and will be used for running ICL’s factories and power stations in Israel.

Signing of the above-mentioned agreement marks an important milestone for securing a consistent supply of gas to the Company’s facilities in Israel, at a competitive price in relation to current gas supply agreements. The agreement is expected to provide for the Company’s total gas requirements, including the operation of Dead Sea Works’ new power station in Sodom.

Marine transportation expenses in 2017 and 2016 were approximately 6% and 5% of our total operating costs, respectively, and amounted to approximately $306 million and $286 million, respectively. In 2017, bulk transport shipping prices continued their upward trend compared to 2016. The monthly average marine transportation price index (Baltic Dry Index – “BDI”) for 2017 was 70% higher than the monthly average index for 2016. The increase in marine transportation expenses is primarily attributable to the increase in marine transportation prices compared to last year, resulting from an increase in fuel prices, and was partly offset by lower quantities of potash products and phosphate rock sold in 2017.

Our financial statements are presented in U.S. dollars. Most of our sales are in U.S. dollars, even though a portion of our sales is in other currencies, mainly euros. Part of our operating expenses in Israel are denominated in NIS and, consequently, devaluation of the average NIS exchange rate against the U.S. dollar has a positive impact on our profitability, while appreciation has the opposite effect. Devaluation of the average exchange rate of the euro against the U.S. dollar has a negative impact on our profitability, while appreciation has the opposite impact. On the other hand, devaluation of the euro against the U.S. dollar improves the competitive ability of our subsidiaries whose functional currency is the euro, compared with competitors whose functional currency is the U.S. dollar. In 2017, the Company was negatively impacted by the devaluation of the dollar, mainly against the shekel, by about $28 million compared to 2016.

We hedge part of our exposure to the risks described above, which include exposure to sales and operating expenses that are not denominated in our functional currency, mainly operating expenses denominated in NIS and other currencies that are not the functional currency of our subsidiaries, and exposure to marine transportation prices and energy prices. Since all of these hedging transactions are treated as economic (non‑accounting) hedges, they are not reflected in our operating costs but instead are recorded as finance income or expenses in our statements of income. Our management determines the extent of our hedging activities based on their estimation of our sales and operating expenses, as well as their expectations of the developments in the markets in which we operate. See “Item 11 - Quantitative and Qualitative Disclosures about Market Risk— Risk Management”.

      Trends Affecting ICL Specialty Solutions Segment

The Specialty Solutions businesses are comprised of a large variety of products sold in many different markets and to different customers. There is therefore no one specific trend that impacts the whole segment. However, most of the specialty business lines experienced growth in 2017 in line with the trends in the global economy.

The Industrial Products business line’s operations are subject to the level of activity in the electronics, construction, automotive, oil drilling, furniture, pharmaceutical, agro, textile and water treatment markets. Regulation driven new sustainable polymeric and reactive bromine-based flame retardants, stabilization in the demand for products used in printed wiring boards, an increase in demand for electronic products in automotive applications and an increase in elemental bromine prices in China and India, all served to facilitate growth in the business line in 2017 compared to 2016.

The Advanced Additives business line benefited in 2017 from a record season of the wildfire business in North America and from increased Class B foam business, as well as from strong performance of the P2O5 chain mainly due to higher volumes in Europe and the positive contribution from the YPH JV in China.

On the other hand, the Food Specialties business line experienced a slow-down in performance, mainly due to lower quantities in the dairy protein business coupled with increased competition in the Food Phosphates and Multi-Ingredient Blends business.

Trends Affecting ICL Industrial Products

The operations of ICL Industrial Products are largely affected by the level of activity in the electronics, construction, automotive, oil drilling, furniture, pharmaceutical, agro, textile and water treatment markets. In 2017, about 40% of the worldwide use of bromine was for flame retardants, about 30% was for intermediates and industrial uses, the rest was for clear brine solutions, water treatment and others uses.

See below for the annual highlights of our main activities -

Flame retardants: The trend of pressure exerted by “green” organizations in the area of environmental protection to reduce the use of bromine-based flame retardants is continuing. On the other hand, development and commercialization of new sustainable polymeric and reactive bromine-based flame retardants along with regulation in additional countries are serving to increase the use of these products. Following a slowdown in the demand for products in the electronics and construction industries since 2013, during 2016 and in 2017, there was stabilization in the demand for products used in printed circuit boards and other electronic applications. In addition, demand increases in the use of flame retardants in electronic applications for the automotive industry, resulted in higher prices. Prices of bromine compounds were also supported by an increase in elemental bromine prices in China.

Phosphorous‑based flame retardants demand was stable and we continue to face pressure from Chinese competition. However, starting with the supply interruptions in China during the fourth quarter of 2016 due to the G20 summit, and implementation of stricter environmental regulations during the second half of 2017, has added pressure on the Chinese producers and on key raw materials, which contributed to a more balanced market and higher prices.

Elemental bromine: In 2017, elemental bromine prices in the United States and Europe remained stable, while they increased significantly in China. In India, there was some increase as prices caught up with export prices, continuing the trend of 2016.

Clear brine solutions: The demand in the market for clear brine solutions for oil and gas drilling was relatively low compared to pre-2016 yet higher than the demand in 2016. Asia was the main source of growth.

Biocides: The global supply was affected by the environmental production constrains set in China. As a result, demand for some of ICL’s products was higher in the second half of 2017 and prices have increased.

Inorganic bromides: As of April 2016, the new regulations for mercury emission control in the US are fully effective, meaning that all coal power plants are required to comply with the rules. Nevertheless, low natural gas prices and old coal power plant retirements, decreased the demand. This trend is expected to continue.

In addition, there was a moderate increase in demand for additional bromine‑based products as a result of improving demand in the agrochemicals markets.

Phosphorous-based industrial compounds: overall stable demand following GDP growth. In developing countries, growth is higher due to increased rates of establishment of power stations.

Organic bromine compounds: Overall stable demand following GDP growth and improvement in the agrochemical demand.

Magnesia Products: The demand for magnesia products showed a slight increase due to the trend towards healthy food and the use of magnesia products in food and food supplements and for other industrial applications.

Solid MgCl2, Pure & packed KCl: 2017, similar to 2016, was characterized by a mild winter in the eastern parts of USA which affected our deicing MgCl2 products. There was a slight growth in the demand for technical grade KCl for the oil drilling market. Other main parts of the business remained stable.

      Trends Affecting ICL Advanced Additives

The Advanced Additives business line benefited from strong performance of the P2O5 chain despite increasing global competitive pressure. Sales of salts and acids to new customers and additional volumes to existing customers in Europe more than offset negative impacts of low priced Chinese imports and the phosphate ban in the auto-dishwasher industry. Continued growth of the P2O5 business in China was driven by YPH JV’s increased local market share for acid. While fierce competition in North America has negatively impacted the sales of salts and acids in this region, revenues in South America remained stable despite the ongoing recession. The Fire Safety sub-business line benefited from a record season of the wildfire business in North America, as well as from growing business in Class B foam. The oil additives (P2S5) business also increased compared to the prior year due to strong demand of key customers. In December 2017, ICL announced the sale of the fire safety and oil additives (P2S5) businesses to SK Capital for approximately $1 billion. The sale is expected to close in the first half of 2018, subject to customary closing conditions and regulatory approvals. For additional information on divestitures currently in progress, see “Item 3 - Key Information— A. Selected Financial Data”.

      Trends Affecting ICL Food Specialties

During 2017, the demand for organic, protein enriched and healthier food products grew. Based on its increased R&D activities, the business line was able to supply customers with a more diversified and customized product portfolio. Regarding our dairy protein business, ICL was able to further diversify the customer base and partially offset the unfulfilled growth and destocking activities of a major infant food customer. Another important trend ICL Food Specialties focuses on is the vegetarian and flexitarian consumer behavior, regarding which ICL Food Specialties has launched its ROVITARIS® line for meat replacements and is continuously working on strategic partnerships to extend the market activities. ICL Food Specialties has identified an increasing demand for healthier food and clean label declaration in the industry, which led, in response, to new developments in its product portfolio. The Food Phosphates and Multi-Ingredient Blends business encountered headwinds in their core markets in North America and Europe due to increasing competition and excess capacity in the market.

      Trends Affecting ICL Essential Minerals Segment

There is mutual dependency between the amount of available arable land, the amount of food needed for the population, and the use of fertilizers. Natural population growth, changes in food consumption habits (a shift to richer nutrition, largely based on animal protein, which increases grain consumption) resulting from the rising standard of living, mainly in developing countries, and environmental‑quality considerations along with the aspirations of certain western countries to reduce dependence on oil imports, which have strengthened the trend of shifting to production of fuel from agricultural products (bio‑fuels), affect the increase in global consumption of grains (cereals, rice, soybean, corn, etc.). These trends have led to increased planting of grain crops worldwide and higher yields per unit of agricultural land, mainly through the increased application of fertilizers.

Based on the WASDE report published by the USDA in February 2018, the grain stock to use ratio for 2017/2018 agricultural year is expected to decrease slightly to 24.7%, compared with 25.3% at the end of the 2016/2017 agricultural year, and compared with 25.7% in the 2015/2016 agricultural year.This level is still relatively high and as a result grain prices are at a ten-year low level, adversely affecting farmers’ incentive to purchase fertilizers. However, the affordability of fertilizers is still favorable, which is reflected in good demand for potash.

According to the UN’s Food and Agriculture Organization (FAO) forecast from December 2017, global cereal production in 2017 amounted to 2,627 million tonnes, 16.8 million tonnes (0.6%) higher than 2016. The production of coarse grains amounted to 1,371 million tonnes, about 24 million tonnes (1.8%) higher than 2016.

The specialty fertilizers market recovered in 2017, following the challenges which impacted 2016. In recent months prices also started to recover moderately. This trend is expected to continue in 2018.

      Trends Affecting ICL Potash

The average potash prices in 2017 were slightly higher than the prices in 2016, following some tightness in the markets resulting from increased global trade. The signing of supply contracts with Indian and Chinese customers in the second half of the year at increased prices added to suppliers’ confidence and spot prices across the globe followed. The market is now waiting to see whether the contract in China will be concluded soon or will be delayed.

According to CRU (Fertilizer Week Historical Prices) the average CFR Brazil price (all supply sources) for 2017 was $263 per tonne, $31 per tonne (13.5%) higher than in 2016.

Imports of potash into China in 2017 totaled 7.5 million tonnes, an increase of about 10.5% compared with imports of 6.8 million tonnes in 2016. The annual contract for supply of potash to China, for financial year 2017/2018, was concluded in July at a price increase of $11 per tonne. During July 2017, ICL signed potash supply contracts with its Chinese customers, in the total amount of 925 thousand tonnes (not including additional optional quantities), at a price of $230 per tonne CFR(5% over the 2016 contract prices), for delivery up to the end of 2017.

According to the FAI (Fertilizer Association of India), potash imports into India during 2017 amounted to 4.327 million tonnes, a 25% increase over the imports in 2016. The annual contract for the supply of potash to India, for the financial year 2017/2018, was signed in July 2017 at a price increase of $13 per tonne. In August 2017, the Company signed contracts for supply of potash with its Indian customers, in the total amount of 750 thousand tonnes (including optional quantities). The contract prices rose by about 5% compared with 2016 contract prices.

Demand for potash in Brazil was strong. According to ANDA (Brazilian National Fertilizer Association), potash imports into Brazil during 2017 amounted to 9.23 million tonnes, a 5% increase over the imports in 2016, and an all-time potash import record for the country.

According to the report of the IFA (International Fertilizer Association) from June 2017, the aggregate global demand for potash for agricultural and other uses is projected to grow at an average annual rate of 2.1%, from 42.0 million tonnes of K2O in 2017 up to 45.6 million tonnes of K2O in 2021.

Three fertilizer companies are currently in the process of commissioning new (Greenfield) mines. However, currently their impact on the market is negligible due to delays and ramp-up time.

Polysulphate™ – during 2017, the Company continued to accelerate the transition from extracting and producing potash to producing Polysulphate™ at its ICL UK mine and is acting to expand the Polysulphate™ market by means of, among other things, development of a wide range of innovative Polysulphate™ products.

      Trends Affecting ICL Magnesium

Global demand for magnesium remains constrained in China, Brazil and Europe while prices are under pressure due to increased Chinese exports, as well as imports from Russian, Kazakh and Turkish producers to the US. Recently, a number of decisions were made, that encourage vehicle weight reduction mainly due to environmental protection requirements. As a result, there has been an increase in the demand for products based on magnesium alloys. Although several projects have been proposed, non-Chinese primary magnesium production is expected to remain below 16% of the global supply. During 2017, US Magnesium curtailed its expansion due to the loss of a significant customer. One the other hand, towards the end of the year there appeared to be a resumption of aluminum production in the US, where the aluminum producers constitute 37% of the primary magnesium consumers (pure magnesium and primary-based-alloy magnesium). This derives mainly from a restart by Alcoa of 136,000 tonnes of primary aluminum capacity and Braidy Industries’ planned 370,000 tonnes per year aluminum rolling mill. This is the first announcement of an increase in US production in decades, which indicates a trend of improvement in the US magnesium market. Pure magnesium prices in the US and Brazilian markets remained under pressure as a consequence of the aforementioned change in the supply dynamics. At the end of 2017, Chinese pure magnesium traded in the range of $2,320 - $2,370 per ton (FOB Chinese port), an increase of about 4% compared to 2016.

      Trends Affecting ICL Phosphate

The phosphate market appeared to have reached a bottom towards the end of the third quarter, after which, prices started to rise, initially driven by raw material costs, such as ammonia and sulphur. However, moderation in sulphur prices during December 2017 has not yet resulted in reversal of phosphate fertilizers prices. This could be explained by healthy demand in the US, Brazil and Pakistan, and limited export volumes from Chinese producers due to their focus on the domestic market.

Sulphur prices rallied during the third and the major part of the fourth quarter due to increased demand and limited supply. At the end of November, prices CFR China passed the $200 per tonne mark, but from that point in time prices started to decline and at the beginning of February 2018 decreased by an average of $60-$70 per tonne.

A significant expansion is expected in the production of the Moroccan producer OCP and Saudi Arabian producer Ma’aden, while Mosaic has announced the idling of an old plant.

Finished phosphate (MAP,DAP and TSP) exports from China, which decreased by 18% in 2016 to about 9.5 million tonnes, increased to 10.1 million tonnes in 2017, about 11% over 2016, but still lower than the record of 11.6 million tonnes exported in 2015. Continued pressure by Chinese environmental authorities is resulting in several plant closures and additional expenses, which is expected to limit further growth in exports, and possibly result in some decline over the coming years.

During 2017, imports of phosphate fertilizers (DAP, MAP, TSP and SSP) into Brazil reached 7.26 million tonnes, constituting an increase of 10.4%, compared with imports in 2016.

Imports into India (the main importer of DAP) were low due to high inventories and increasing prices. According to the FAI (Fertilizer Association of India), DAP imports during 2017 decreased by 6.3% to 4 million tonnes. However, domestic DAP production increased by 9.7%, to 4.8 million tonnes, using imported rock and acid.

The demand in the US was firm. According to TFI (The Fertilizer Institute), DAP imports in January to December 2017 increased by 37% to 805 thousand tonnes, MAP imports increased by 22% to 1,380 thousand tonnes.

According to the report of the IFA (International Fertilizer Association) from June 2017, the global demand for phosphoric acid (which constitutes a raw material for the main phosphate fertilizers) is forecasted to grow at an annual rate of 1.7%, from 45.7 million tonnes of phosphorous pentoxide (P2O5) in 2017 to 48.8 million tonnes of phosphorous pentoxide up to 2021.

According to CRU (Fertilizer Week Historical Prices), the average price of DAP in 2017 was $368 per tonne FOB Morocco, an increase of 2% over 2016.

The phosphate rock prices continued to decline, mainly as a result of excess availability from Morocco. According to the CRU, the average price of phosphate rock (68-72% BPL) in 2017 was $90 per tonne FOB Morocco, 20% decrease over 2016.

The Moroccan producer OCP has agreed to the first quarter of 2018 phosphoric acid contracts with its Indian joint venture partners at $678 per tonne P2O5 CFR, an increase of $111 per tonne from the price in the second half of 2017.

Market observers such as CRU and FertEcon are forecasting moderate global price recovery starting next year due to lower exports from China and higher imports to India.

      Trends affecting ICL Specialty Fertilizers business line

ICL Specialty Fertilizers managed to adapt the selling prices to the decrease in raw materials prices and maintain its margin percentages.

The increase in sales, driven by an increase in the quantities sold, along with the cost structure optimization measures taken by ICL Specialty Fertilizers’ management, resulted in an increase in gross profit (by 1% for the full year).

      Expected Expenses for Equity Compensation Plans

Based on the existing grants under the 2014 Equity Compensation Plan, the expected expense for the periods ended December 31, 2018, December 31, 2019 and December 31, 2020 is approximately $7.7 million, $2.8 million, and $0.7 million, respectively.

For a description of the 2014 Equity Compensation Plan and additional information about the grants made under the 2014 Equity Compensation Plan, see Note 22 to our audited consolidated financial statements.

      Results of Operations

The following discussion is based on our consolidated financial statements, and should be read together with our consolidated financial statements.

We have presented below, a discussion of the period-to-period changes in the Company’s results of operations, and the primary drivers of these changes. These discussions are based in part on management’s best estimates of the impact of the main trends in its businesses.

      Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Set forth below are our results of operations for the years ended December 31, 2017 and 2016.

For the Years Ended December 31,		% Increase (Decrease)
2017	2016
$ millions	$ millions
Sales	5,418	5,363	1%
Cost of sales	3,746	3,703	1%

Gross profit	1,672	1,660	1%

Selling, transport and marketing expenses	746	722	3%
General and administrative expenses	261	321	(19)%
Research and development expenses	55	73	(25)%
Other expenses	90	618	(85)%
Other income	(109)	(71)	54%

Operating income (loss)	629	(3)	-

Finance expenses, net	124	132	(6)%

Share in earnings of equity-accounted investees	-	18	-

Income (loss) before income taxes	505	(117)	-

Provision for income taxes	158	55	187%

Net income (loss)	347	(172)	-

Net income (loss) attributable to the shareholders of the Company	364	(122)	-

Earnings (loss) per share attributable to the shareholders of the Company:

Basic earnings (loss) per share (in dollars)	0.29	(0.10)	-
Diluted earnings (loss) per share (in dollars)	0.29	(0.10)	-

      Results of operations for the year 2017

      Sales

Sales analysis	$ millions
Total sales YTD 2016	5,363
Quantity	52
Price	(6)
Exchange rate	9
Total sales YTD 2017	5,418

-
Quantity – the increase derives mainly from an increase in the quantities sold of fire-safety products and acids in ICL Advanced Additives, bromine-based industrial products, bromine-based flame retardants and clear brine solutions in ICL Industrial Products, phosphoric acid in ICL Phosphate and specialty agriculture products in ICL Specialty Fertilizers. The increase was partly offset by a decline in the quantities sold of phosphate rock and phosphate fertilizers in ICL Phosphate and dairy proteins in ICL Food Specialties.

-
Price – the decrease derives mainly from a decline in the selling prices of phosphate fertilizers, phosphoric acid and specialty agriculture products in ICL Essential Minerals together with a decline in acids selling prices in ICL Specialty Solutions. This decrease was partly offset by an increase in potash, phosphorous-based flame retardants and bromine-based industrial products selling prices.

-	Exchange rate – the increase derives mainly from the upward revaluation of the euro against the dollar.

Below is a geographical breakdown of our sales by customer location:

Year Ended December 31,
2017	2016
$ millions	$ millions
Europe	1,918	1,863
Asia	1,342	1,275
North America	1,175	1,141
South America	666	588
Rest of the world	317	496
Total	5,418	5,363

Europe – the increase derives mainly from an increase in the quantities sold of dairy protein products, phosphate fertilizers, clear brine solutions and specialty agriculture products. The increase was partly offset by a decrease in the quantities sold of potash and phosphate rock.

Asia – the increase derives mainly from an increase in the quantities sold of phosphoric acid, potash, bromine-based flame retardants, bromine-based industrial products, acids, specialty agriculture products and dairy protein products. This increase was partly offset by a decrease in the quantities sold of phosphate fertilizers and phosphate rock.

North America – the increase derives mainly from an increase in the quantities sold and selling prices of potash together with an increase in fire-safety and P2S5 products quantities sold. This increase was partly offset by a decrease in the quantities sold of ICL Specialty Fertilizers products and ICL Food Specialties’ food phosphates and multi-ingredient blends

South America – the increase derives mainly from an increase in potash selling prices and quantities sold.

Rest of the world – the decrease derives mainly from a decrease in the quantities of dairy protein products sold and a decline in potash sales to an Israeli customer (Haifa Chemicals) facing operational difficulties due to new local regulation. The decrease was partly offset by an increase in the quantities sold of specialty agriculture products.

      Operating expenses

Operating expenses analysis	$ millions
Total operating expenses YTD 2016	5,366
Quantity	1
Exchange rate	56
Raw materials	(25)
Energy	21
Transportation	12
Other	(621)
Total operating expenses YTD 2017	4,789

-
Cost of sales – the cost of sales increased by $43 million compared to 2016. The increase derives mainly from the upward revaluation of the shekel against the dollar increasing production costs (see ‘Exchange rate’ above), higher energy prices in Israel, higher electricity costs in Europe (see ‘Energy’ above), inventory write-offs in ICL Potash & Magnesium, mainly in Europe and an increase in royalties paid due to higher revenues (see ‘Other’ above). The increase was partly offset by a decline in raw materials prices, mainly commodity fertilizers prices used in ICL Specialty Fertilizers and sulphur prices used in ICL Advanced Additives (see ‘Raw materials’ above).

-
Selling and marketing – selling and marketing expenses increased by $24 million compared to 2016. The increase derives mainly from an increase in marine transportation prices and exchange rate fluctuations, partly offset by a decrease in quantities sold of products of the ICL Phosphate business line (see ‘Transportation’ and ‘Exchange rate’ above).

-
General and administrative – general and administrative expenses decreased by $60 million compared to 2016. The decrease derives mainly from cost-saving measures and a reduction of professional services throughout the Company (see ‘Other’ above).

-
Other expenses, net – other expenses, net, decreased by $566 million compared to 2016. The decrease derives mainly from capital gains recorded this year related to divestiture of businesses (mainly IDE) together with non-operational expenses in the corresponding period last year, mainly from impairment of assets related to the Harmonization Project and to discontinuance of the activities of Allana Affar in Ethipoia (see ‘Other’ above).

      Financing expenses, net

The net financing expenses in the year ended December 31, 2017 amounted to $124 million, compared with $132 million last year – a decrease of $8 million. The decrease derives mainly from interest expenses recorded last year in the amount of $38 million in connection with interest on past royalties following an arbitration decision between the government of Israel and the Company, as well as interest on a tax assessment agreement signed with the Israel Tax Authority relating to prior periods and an increase in 2017 of income in respect of hedging transactions, net of exchange rate differences of about $10 million. On the other hand, in 2017 we recognized finance expenses as a result of revaluation of liabilities for employee benefits (in shekel terms) of about $20 million, fees paid with respect to early repayment of a long-term loan of about $13 million and interest expenses, mainly from an increase of the average interest rate on the Company’s debt of about $7 million.

      Tax expenses

The tax expenses in 2017 amounted to $158 million, reflecting an effective tax rate of 31%. In 2016 and 2015 tax expenses were $55 million and $162 million reflecting (47%) and 24% effective tax rate, respectively. The increase in the effective tax rate in 2017 compared with prior years is mainly due to reduction of the tax benefits under the Israeli Encouragement Law as well as the mix of profits generated in various jurisdictions.

Tax expenses in 2017 were impacted by tax expenses following an internal transaction in preparation of divestitures of non-core businesses together with an upward revaluation of the shekel against dollar that increased the tax expenses in the Israeli subsidiaries, and was offset by tax income as a result of the resolution given by the Appeals Court in Belgium with respect to an appeal filed by the Company regarding allowance of deduction of certain expenses and tax income due to an adjustment to the deferred taxes following the tax reform in the US.

In 2016, the effective tax rate was impacted by the loss from discontinuance of the global ERP project (Harmonization Project) and by the capital loss from discontinuance of the activities of Allana Afar in Ethiopia.

ICL’s provision in respect of the Natural Resources Tax Law (the “Law”) in Israel, was prepared in accordance with the Company’s best understanding as to how the Law is to be applied, including certain assumptions and interpretations regarding several material matters, including the value of property, plant and equipment in the financial statements for each mineral, as well as calculation of the operating income for each mineral. To date, no regulations have been issued with respect to the Law, no opinions have been published by Israel the Tax Authority regarding the matter and no relevant court decisions have been rendered. It is possible that in future periods the Israel Tax Authority will have different views and will argue that the Company is required to make additional payments, even in very significant amounts, based on alternative interpretations the Authority may adopt regarding the proper application of the Law.

Our estimate for 2018 and going forward is an annual effective tax rate of approximately 30%.

Segment Information

Segment revenues, expenses and results include inter-segment transfers, which are priced mainly based on transaction prices in the ordinary course of business – this being based on reports that are regularly reviewed by the chief operating decision maker. These transfers are eliminated as part of consolidation of the financial statements. The segment income is measured based on the operating income, without certain expenses that are not allocated to the operating segments including general and administrative expenses, as it is included in reports that are regularly reviewed by the chief operating decision maker.

Specialty Solutions Segment

      Results of Operations – Specialty Solutions Segment

Sales

2017	2016
$ millions	$ millions

Industrial Products	1,193	1,120
Sales to external customers	1,179	1,111
Sales to internal customers	14	9
Advanced Additives*	877	798
Sales to external customers	824	732
Sales to internal customers	53	66
Food Specialties	596	659
Sales to external customers	585	650
Sales to internal customers	11	9
Setoffs	(16)	(24)
Total segment sales	2,650	2,553
Operating income attributable to the segment	554	534

* The operating results presented herein include the results of ICL’s fire safety and oil additives (P2S5) businesses which are expected to be sold during 2018. For additional information on divestitures currently in progress, see “Item 3 - Key Information— A. Selected Financial Data”.

Below is a geographical breakdown of the segment’s sales by customer location:

Year Ended December 31,
2017	2016
$ millions	$ millions
North America	917	883
Europe	884	807
Asia	521	426
South America	177	182
Rest of the world	151	255
Total	2,650	2,553

      Results of operations for the year 2017

Sales analysis	Industrial Products	Advanced Additives *	Food Specialties	Setoffs	Segment Total
$ millions
Total sales YTD 2016	1,120	798	659	(24)	2,553
Quantity	57	85	(67)	7	82
Price	12	(7)	(1)	-	4
Exchange rate	4	1	5	1	11
Total sales YTD 2017	1,193	877	596	(16)	2,650

* The operating results presented herein include the results of ICL’s fire safety and oil additives (P2S5) businesses which are expected to be sold during 2018. For additional information on divestitures currently in progress, see “Item 3 - Key Information— A. Selected Financial Data”.

-
Quantity – the increase derives mainly from an increase in quantities sold in the fire safety, acids and oil additives (P2S5) sub-business lines of ICL Advanced Additives, and an increase in the quantities of bromine-based industrial products sold together with bromine-based flame retardants and clear brine solutions in ICL Industrial Products. This increase was partly offset by a decrease in dairy protein quantities sold together with a decrease in the quantities sold of food phosphates and multi-ingredient blends businesses (mainly in North America and Russia) in ICL Food Specialties.

-
Price – the increase derives mainly from an increase in the selling prices of phosphorous-based flame retardants and bromine-based industrial products in ICL Industrial Products, partly offset by a decrease in acids prices in ICL Advanced Additives.

-	Exchange rate – the increase derives mainly from the upward revaluation of the euro against the dollar compared to the corresponding period last year.

Operating income attributable to the segment analysis	$ millions
Total operating income YTD 2016	534
Quantity	52
Price	4
Exchange rate	(15)
Raw materials	19
Energy	(2)
Transportation	(1)
Operating and other (expenses) income	(37)
Total operating income YTD 2017	554

-
Quantity – the increase derives mainly from an increase in products sold in the fire safety, acids and oil additives (P2S5) sub-business lines in ICL Advanced Additives, and the quantities sold of bromine-based industrial products and bromine-based flame retardants together with clear brine solutions in ICL Industrial Products. This increase was partly offset by a decrease in the quantities of dairy proteins sold in ICL Food Specialties.

-
Price – the increase derives mainly from an increase in the selling prices of phosphorous-based flame retardants and bromine-based industrial products in ICL Industrial Products, partly offset by a decrease in acids prices in ICL Advanced Additives.

-
Exchange rate – the decrease derives mainly from the upward revaluation of the shekel against the dollar increasing production costs. This decrease was partly offset by the upward revaluation of the euro against the dollar increasing revenues.

-	Raw materials – the increase derives mainly from a decrease in sulphur prices used for products of ICL Advanced Additives.
-
Other – the decrease derives from, among other things, an increase in royalties paid as a result of the increase in sales, extension of a work agreement in ICL Industrial Products, a bad debt provision and income related to employment benefits recorded in the corresponding period last year.

Essential Minerals Segment

      Results of Operations - Essential Minerals Segment

Sales

2017	2016
$ millions	$ millions

Potash & Magnesium	1,383	1,338
Sales to external customers	1,258	1,213
Sales to internal customers	125	125
Phosphate	1,052	1,163
Sales to external customers	860	966
Sales to internal customers	192	197
Specialty Fertilizers	692	661
Sales to external customers	671	632
Sales to internal customers	21	29
Setoffs	(119)	(126)
Total segment sales	3,008	3,036
Operating income attributable to the segment	359	398

For additional details regarding Potash – see ‘Potash – Stand-Alone Activities'.

Below is a geographical breakdown of the segment’s sales by customer location:

Year Ended December 31,
2017	2016
$ millions	$ millions
Europe	1,005	1,029
Asia	879	889
South America	496	416
North America	265	254
Rest of the world	363	448
Total	3,008	3,036

      Results of operations for the year 2017

Sales analysis	Potash & Magnesium	Phosphate	Specialty Fertilizers	Setoffs	Segment Total
$ millions
Total sales YTD 2016	1,338	1,163	661	(126)	3,036
Quantity	1	(73)	46	8	(18)
Price	41	(37)	(12)	(1)	(9)
Exchange rate	3	(1)	(3)	-	(1)
Total sales YTD 2017	1,383	1,052	692	(119)	3,008

-
Quantity – the decrease derives mainly from a decrease in phosphate fertilizers and phosphate rock quantities sold. This decrease was partly offset by an increase in specialty agriculture products and phosphoric acid quantities sold.

-
Price – the decrease derives mainly from a decline in phosphate fertilizers and phosphoric acid selling prices and from lower specialty agriculture products prices. This decrease was partly offset by an increase in potash selling prices.

Operating income attributable to the segment analysis	$ millions
Total operating income YTD 2016	398
Quantity	7
Price	(9)
Exchange rate	(31)
Raw materials	6
Energy	(19)
Transportation	(11)
Operating and other (expenses) income	18
Total operating income YTD 2017	359

-	Quantity – the quantity-related operating income was impacted by the composition of potash production sites and product-mix throughout the business lines.
-
Price – the decrease derives mainly from a decline in phosphate fertilizers and phosphoric acid selling prices and from lower specialty agriculture products prices. This decrease was partly offset by an increase in potash selling prices.

-	Exchange rate – the decrease derives mainly from the upward revaluation of the shekel against the dollar increasing production costs.
-	Raw materials – the increase derives mainly from a decline in commodity fertilizers prices (used for products of ICL Specialty Fertilizers).
-	Energy – the decrease derives mainly from higher energy prices in Israel and higher electricity charges in Europe.
-	Transportation – the decrease derives mainly from an increase in marine transportation prices, partly offset by a decrease in quantities sold.
-
Operating and other (expenses) income – the increase derives mainly from a provision recorded last year resulting from extension of the employment agreement in ICL Dead Sea and a capital gain due to sale of an office building in 2017. This increase was partly offset by an environment-related provision recorded in 2017.

      Phosphate – Production and Sales

Thousands of Tonnes	2017	2016
Phosphate rock
Production of rock	4,877	5,744
Sales *	498	1,032
Phosphate rock used for internal purposes	4,300	4,099
Phosphate fertilizers
Production	2,094	2,725
Sales *	2,291	2,645

* To external customers.

Production and Sales

-
Production of phosphate rock – for the year ended on December 31, 2017, production of phosphate rock was lower by 867 thousand tonnes than in 2016, mainly due to adjusting production volumes to the business environment at ICL Rotem, which included a shutdown of the Zin plant during part of the third and the fourth quarters of 2017. The plant returned to activity towards the end of the fourth quarter. In addition, the production of phosphate rock decreased due to a production optimization process in YPH.

-
Sales of phosphate rock – the quantity of phosphate rock sold for the year ended on December 31, 2017 was 534 thousand tonnes lower than in 2016, due to increased use of phosphate rock for internal fertilizer production in China, as well as a challenging market environment and unattractive prices

-	Production of phosphate fertilizers – for the year ended on December 31, 2017, production of phosphate fertilizers was lower by 631 thousand tonnes than in 2016, mainly due to decreased production in YPH as a result of the shift to specialty products.
-	Sales of phosphate fertilizers – the quantity of phosphate fertilizers sold for the year ended on December 31, 2017 was 354 thousand tonnes lower than in 2016, mainly due to a decrease in sales to Asia.

Potash – Stand-Alone Activities

                   Key Figures – Additional Information

Millions of dollars	2017	2016
+
Sales to external customers	1,181	1,134
Sales to internal customers *	149	151
Total sales	1,330	1,285
Gross profit	555	513
Operating income attributable to potash business	303	291
CAPEX	256	305
Depreciation and amortization	121	119
Average potash selling price per tonne - FOB (in $)	219	211

* Sales to other business lines of ICL including Magnesium business.

The potash stand-alone activities include, among others, Polysulphate™ produced in a mine in the UK and salt produced in underground mines in UK and Spain.

      Results of operations for the year 2017

Sales analysis	$ millions
Total sales YTD 2016	1,285
Quantity	(4)
Price	46
Exchange rate	3
Total sales YTD 2017	1,330

Operating income attributable to potash business analysis	$ millions
Total operating income YTD 2016	291
Quantity	10
Price	46
Exchange rate	(9)
Energy	(10)
Transportation	(28)
Operating and other (expenses) income	3
Total operating income YTD 2017	303

-          Quantity – the quantity-related operating income was impacted by the composition of potash production sites.
-          Price – the increase derives from an increase in potash selling prices.
-          Exchange rate – the decrease derives mainly from the upward revaluation of the shekel against the dollar increasing production costs.
-          Energy – the decrease derives mainly from higher energy prices in Israel and higher electricity charges in Europe.
-          Transportation – the decrease derives mainly from an increase in marine transportation prices.

      Potash – Production and Sales

Thousands of Tonnes	2017	2016
Production	4,773	5,279
Sales to external customers	4,687	4,818
Sales to internal customers	352	347
Total sales (including internal sales)	5,039	5,165
Closing inventory	400	666

Production and Sales

-
Production – production of potash for the year ended on December 31, 2017, was 506 thousand tonnes lower than in 2016, mainly due to decreased production at ICL UK as a result of the transition from extracting and producing potash to producing Polysulphate™. The lower production in the first quarter of 2017, caused by an operational breakdown in the mine tailings channel, was renewed during the second quarter of 2017 and the overall production level was recovered during the course of the year. In addition, decreased production was recorded in Spain as a result of lower ore grade in the current mining area and in ICL Dead Sea as a result of maintenance operations at the plant in Sodom.

-
Sales to external customers – the quantity of potash sold to external customers for the year ended on December 31, 2017, was 131 thousand tonnes lower than in 2016, mainly due to a decrease in sales to Israel and Europe, which was partially offset by an increase in sales to South America and Asia.

      Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Set forth below are our results of operations for the years ended December 31, 2016 and 2015.

For the Years Ended December 31,		% Increase (Decrease)
2016	2015
$ millions	$ millions	sales
Sales	5,363	5,405	(1)%
Cost of sales	3,703	3,602	3%

Gross profit	1,660	1,803	(8)%

Selling, transport and marketing expenses	722	653	11%
General and administrative expenses	321	350	(8)%
Research and development expenses	73	74	(1)%
Other expenses	618	211	193%
Other income	(71)	(250)	(72)%

Operating income (loss)	(3)	765	-

Finance expenses, net	132	108	22%

Share in earnings of equity-accounted investees	18	11	64%

Income (loss) before income taxes	(117)	668	-

Provision for income taxes	55	162	-

Net income (loss)	(172)	506	-

Net income (loss) attributable to the shareholders of the Company	(122)	509	-

Earnings (loss) per share attributable to the shareholders of the Company:

Basic earnings (loss) per share (in dollars)	(0.10)	0.40	-
Diluted earnings (loss) per share (in dollars)	(0.10)	0.40	-

      Results of operations for the year 2016

      Sales

Sales analysis	$ millions
Total sales YTD 2015	5,405
Quantity	572
Price	(579)
Exchange rate	(35)
Total sales YTD 2016	5,363

-
Quantity – the increase derives mainly from potash sales, in light of the strike impact in 2015 (amounting to $452 million) and consolidation of the YPH joint venture (which contributed $262 million). This increase was partly offset as a result of sales of non-core businesses.

-	Price – the decrease derives mainly from a decrease in the prices of potash and phosphate fertilizers.
-	Exchange rate – the negative impact derives mainly from the devaluation of the pound against the dollar.

Below is a geographical breakdown of our sales according to customer location:

Year Ended December 31,
2016	2015
$ millions	$ millions
Europe	1,863	2,012
Asia	1,275	1,118
North America	1,141	1,253
South America	588	585
Rest of the world	496	437
Total	5,363	5,405

Europe - the decrease derives mainly from a decrease in the selling prices of phosphate products and potash, sale of non‑core business activities and a decline in the quantities of dairy proteins sold due to redirecting of sales mainly to Australia. This decrease was partly offset by an increase in the selling prices and quantities sold of bromine‑based products.

Asia – the increase derives mainly from consolidation of the YPH joint venture in China and an increase in the quantities sold of bromine‑based flame retardants and elemental bromine.

North America – the decrease derives mainly from the sale of non‑core businesses, a decline in the selling prices of potash and a decrease in clear brines quantities sold. This decrease was partly offset by an increase in the sales of fire safety products.

South America – the increase derives mainly from an increase in potash quantities sold, which was partly offset by a decline in the quantities of phosphoric acid sold as a result of the economic slowdown in Brazil.

      Operating expenses

Operating expenses analysis	$ millions
Total operating expenses YTD 2015	4,640
Quantity	289
Exchange rate	(37)
Raw materials	(144)
Energy	(35)
Transportation	69
Other	584
Total operating expenses YTD 2016	5,366

-
Cost of sales - the cost of sales increased by $101 million compared to 2015. The increase derived mainly from operating expenses of the YPH joint venture and an increase in the quantities of potash and bromine-based products sold as a result of the strike impact in 2015 (amounting to $150 million). The increase was partially offset by a positive impact stemming mainly from devaluation of the pound against the dollar, a decline in sulphur prices (used in green phosphoric acid production), a decrease in the price of commodity fertilizers used as raw materials in ICL Specialty Fertilizers products, a decline in raw‑material prices of bromine-based and phosphorous-based products and a decrease in electricity and gas costs.

-
Selling and marketing - selling and marketing expenses increased by $69 million compared to 2015. The increase derives mainly from an increase in the quantities of potash sold, in light of the strike impact in 2015 (amounting to $54 million) and the transportation expenses of the YPH joint venture. This increase was partly offset by a decrease in transportation prices.

-
General and administrative – general and administrative expenses decreased by $29 million compared to 2015. The decrease derives mainly from efficiency measures and cost cutting initiatives implemented in 2016, including reduction in professional service costs, which was partially offset by the YPH joint venture’s general and administrative expenses.

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

      Financing expenses, net

The net financing expenses in the year ended December 31, 2016, amounted to $132 million, compared with $108 million in the corresponding period last year – an increase of $24 million.

The increase includes an increase of $52 million deriving mainly from an increase in the interest expenses due to an increase in both the total debt and the interest rate and interest expenses stemming from a tax assessment agreement signed with the Israeli Taxes Authority relating to prior periods and interest on past royalties recognized in the current period as a result of a decision in the arbitration between the State and the Company, in the amount of $38 million.

On the other hand, there was a decrease of the financing expenses, in the amount of about $28 million, stemming mostly from a decrease in expenses in respect of the fair value of foreign currency hedging transactions, energy and marine shipping, as well as a revaluation of net liabilities and a decrease in the interest expenses relating to employee benefits.

      Tax expenses

The tax expenses in the year ended December 31, 2016, amounted to $55 million compared with tax expenses of $162 million in 2015. The effective tax rate on the income before tax, excluding certain items (mainly discontinuance of the global ERP project (Harmonization Project) and discontinuance of the activities of Allana Afar in Ethiopia) is about 30%, compared with an effective tax rate on the income before tax in 2015 of about 24%. The increase in the effective tax rate derives mainly from application of the Natural Resources Tax in Israel to the bromine activities and reduction in the tax benefits arising from the reduced tax rate applicable to a “Preferred Enterprise” and a “Benefited Enterprise”

      Results of Operations – Specialty Solutions Segment

Sales

2016	2015
$ millions	$ millions
Industrial Products	1,120	1,034
Sales to external customers	1,111	1,020
Sales to internal customers	9	14
Advanced Additives*	798	781
Sales to external customers	732	697
Sales to internal customers	66	84
Food Specialties	659	613
Sales to external customers	650	602
Sales to internal customers	9	11
Setoffs	(24)	(34)
Total segment sales	2,553	2,394
Operating income attributable to the segment	534	451

* The operating results presented herein include the results of ICL’s fire safety and oil additives (P2S5) businesses which are expected to be sold during 2018. For additional information on divestitures currently in progress, see “Item 3 - Key Information— A. Selected Financial Data”.

Below is a geographical breakdown of the segment’s sales by customer location:

Year Ended December 31,
2016	2015
$ millions	$ millions
North America	883	904
Europe	807	797
Asia	426	278
South America	182	203
Rest of the world	255	212
Total	2,553	2,394

      Results of operations for the year 2016

Sales analysis	Industrial Products	Advanced Additives *	Food Specialties	Setoffs	Segment Total
$ millions
Total sales YTD 2015	1,034	781	613	(34)	2,394
Quantity	101	36	44	6	187
Price	(17)	(17)	8	4	(22)
Exchange rate	2	(2)	(6)	-	(6)
Total sales YTD 2016	1,120	798	659	(24)	2,553

* The operating results presented herein include the results of ICL’s fire safety and oil additives (P2S5) businesses which are expected to be sold during 2018. For additional information on divestitures currently in progress, see “Item 3 - Key Information— A. Selected Financial Data”.

-
Quantity –  the increase derives mainly from bromine-based flame retardants and specialty minerals products in light of the strike impact in 2015 (amounting to $112 million), consolidation of the YPH joint venture (contributing to the increase in the acids sub-business line in ICL Advanced Additives) and from dairy proteins and new products sold in ICL Food Specialties. This increase was partly offset by a decrease in clear brine products sold together with a decrease in the fourth quarter sales of specialty minerals products.

-
Price – the decrease derives mainly from a decline in phosphorus based flame retardants and specialty minerals products selling prices in ICL Industrial Products, and a decline in acids selling prices in ICL Advanced Additives. The decrease was partly offset by an increase in organic dairy proteins selling prices in ICL Food Specialties.

-	Exchange rate – the decrease derives mainly as a result of devaluation of the Mexican peso and the pound against the dollar.

Operating income attributable to the segment analysis	$ millions
Total operating income YTD 2015	451
Quantity	6
Price	(22)
Exchange rate	-
Raw materials	65
Energy	11
Transportation	6
Operating and other (expenses) income	17
Total operating income YTD 2016	534

-	Quantity – the increase derives mainly from higher sales of dairy proteins and new products in ICL Food Specialties and from bromine-based flame retardants in ICL Industrial Products.
-	Price – the decrease derives mainly from lower acids prices in ICL Advanced Additives.
-
Raw materials – the increase derives mainly from a decline in the sulphur prices, used in green phosphoric acid production in ICL Advanced Additives and raw materials used for manufacturing bromine-based and phosphorus-based products in ICL Industrial Products.

-	Energy - the increase derives mainly from a decline in the electricity and gas costs.
-	Other – the increase derives from, among other things, a decline in the salary costs due to implementation of the efficiency plan in ICL Industrial.

      Results of Operations - Essential Minerals Segment

Sales

2016	2015
$ millions	$ millions
Potash & Magnesium	1,338	1,515
Sales to external customers	1,213	1,384
Sales to internal customers	125	131
Phosphate	1,163	1,064
Sales to external customers	966	864
Sales to internal customers	197	200
Specialty Fertilizers	661	680
Sales to external customers	632	656
Sales to internal customers	29	24
Setoffs	(126)	(144)
Total segment sales	3,036	3,115
Operating income attributable to the segment	398	885

For additional details regarding Potash – see ‘Potash – Stand-Alone Activities'.

Below is a geographical breakdown of the segment’s sales by customer location:

Year Ended December 31,
2016	2015
$ millions	$ millions
Europe	1,029	1,150
Asia	889	829
South America	416	381
North America	254	280
Rest of the world	448	475
Total	3,036	3,115

      Results of operations for the period year 2016

Sales analysis	Potash & Magnesium	Phosphate	Specialty Fertilizers	Setoffs	Segment Total
$ millions
Total sales YTD 2015	1,515	1,064	680	(144)	3,115
Quantity	204	290	24	10	528
Price	(366)	(185)	(39)	8	(582)
Exchange rate	(15)	(6)	(4)	-	(25)
Total sales YTD 2016	1,338	1,163	661	(126)	3,036

-
Quantity – the increase derives mainly from potash sales, in light of the strike impact in 2015 (amounting to $341 million) together with the consolidation of the YPH joint venture and low SSP sales in 2015 as a result of the fire in a fertilizer production facility in Israel.

-
Price – the decrease derives mainly from the decline in potash and phosphate fertilizers selling prices together with lower commodity fertilizers prices, which negatively impacted ICL Specialty Fertilizers’ selling prices.

-	Exchange rate – the decrease derives mainly from the devaluation of the pound and the Chinese yuan against the dollar.

Operating income attributable to the segment analysis	$ millions
Total operating income YTD 2015	885
Quantity	(39)
Price	(582)
Exchange rate	1
Raw materials	101
Energy	24
Transportation	(25)
Operating and other (expenses) income	33
Total operating income YTD 2016	398

-
Quantity – the decrease derives mainly from potash sales (not including the increase deriving from the strike in 2015 – which was adjusted), which was partly offset by a low SSP sales in 2015 as a result of the fire in a fertilizer production facility in Israel. The gross profit of the YPH joint venture had only a minor effect.

-	Price – the decrease derives mainly from the decline in potash and phosphate fertilizers selling prices together with lower commodity fertilizers prices which negatively impacted the sales prices in ICL Specialty Fertilizers.
-	Raw materials – the increase derives mainly from a decline in the sulphur prices (used in green phosphoric acid production) and in the price of commodity fertilizers used as raw materials in ICL Specialty Fertilizer’s products.
-	Energy – the increase derives mainly from a decline in system-wide electricity costs and a decline in electricity, water and gas costs.
-	Transportation – the decrease derives mainly from an increase in the quantities sold by the YPH joint venture.
-
Operating and other (expenses) income – the increase derives mainly from income from insurance in respect of the fire in a fertilizer production facility in Israel, and from a decline in the salary costs due to implementation of efficiency plans (which was partly offset by a provision resulting from extension of the validity of the employment agreement in ICL Dead Sea).

      Phosphate – Production and Sales

Thousands of Tonnes	2016	2015
Phosphate rock
Production of rock	5,744	4,417
Sales *	1,032	1,635
Phosphate rock used for internal purposes	4,099	2,767
Phosphate fertilizers
Production	2,725	1,639
Sales *	2,645	1,566

* To external customers.

Production and Sales

-
Production of phosphate rock – for the year ended on December 31, 2016, the production of phosphate rock was higher by 1,327 thousand tonnes than in 2015, mainly due to consolidation of the YPH joint venture in China and increased production in ICL Rotem in Israel.

-
Production of phosphate fertilizers – for the year ended on December 31, 2016, production of phosphate fertilizers was higher by 1,086 thousand tonnes than in 2015, mainly due to consolidation of the YPH joint venture in China and increased production in ICL Rotem in Israel.

-
Sales of phosphate fertilizers – the quantity of fertilizers sold for the year ended on December 31, 2016, was 1,079 thousand tonnes higher than in 2015, mainly due to consolidation of the YPH joint venture in China.

Potash – Stand-Alone Activities

      Key Figures – Additional Information

Millions of dollars	2016	2015
Sales to external customers	1,134	1,292
Sales to internal customers *	151	157
Total sales	1,285	1,449
Gross profit	513	660
Operating income attributable to potash business	291	645
CAPEX	305	281
Depreciation and amortization	119	102
Average potash selling price per tonne - FOB (in $)	211	280

* Sales to other business lines of ICL including Magnesium business.

The potash stand-alone activities include, among others, Polysulphate™ produced in a mine in the UK and salt produced in underground mines in UK and Spain.

      Results of operations for the year 2016

Sales analysis	$ millions
Total sales YTD 2015	1,449
Quantity	209
Price	(356)
Exchange rate	(17)
Total sales YTD 2016	1,285

Operating income attributable to potash business analysis	$ millions
Total operating income YTD 2015	645
Quantity	(67)
Price	(356)
Exchange rate	5
Energy	5
Transportation	18
Operating and other (expenses) income	41
Total operating income YTD 2016	291

-	Quantity – the decrease derives mainly from potash sales (not including the increase deriving from the strike in 2015, which was adjusted).
-	Price – the decrease derives mainly from a decline in potash selling prices.
-	Transportation – the increase derives mainly from a decline in the quantities of potash sold.
-	Operating and other (expenses) income – the increase derives mainly from operational costs reduction due to implementation of efficiency plans.

      Potash – Production and Sales

Thousands of Tonnes	2016	2015
Production	5,279	4,195
Sales to external customers	4,818	4,181
Sales to internal customers	347	375
Total sales (including internal sales)	5,165	4,556
Closing inventory	666	552

Production and Sales

-
Production – production of potash for the year ended on December 31, 2016 was 1,084 thousand tonnes higher than in 2015, due to the strike at ICL Dead Sea and expansion of the processing capabilities at ICL Dead Sea (“Stage 11”), which was partly offset by a decrease in production at ICL UK.

-
Sales to external customers – the quantity of potash sold to external customers for the year ended on December 31, 2016 was 637 thousand tonnes higher than in 2015, mainly due to an increase in the sales to Brazil and Europe and the strike that took place last year in ICL Dead Sea.

B. LIQUIDITY AND CAPITAL RESOURCES

      Overview

As at December 31, 2017, ICL had a balance of $173 million in cash, cash equivalents, short-term investments and deposits. As at December 31, 2017, the Company's net financial liabilities were $3,037 million, including $2,388 million of long‑term debt (excluding current maturities) and debentures, and $822 million of short‑term debt (including current maturities of long‑term debt).

The Company's policy is to secure sources of financing for its operating activities and investments, while diversifying the sources of financing among various financial instruments, and between local and international financing entities. The Company's sources of financing are short and long‑term loans from banks (mainly international banks) and institutional entities in Israel, debentures issued to institutional investors in Israel and the United States, and securitization of customer receivables. The Company's policy is to utilize the various financing facilities according to our cash flow requirements, alternative costs and market conditions.

ICL's management believes that its sources of liquidity and capital resources, including working capital, are adequate for its current requirements and business operations and should be adequate to satisfy its anticipated working‑capital requirements during the next twelve months, along with its capital expenditures and other current corporate needs.

Distributions of dividends to ICL from its subsidiaries and transfers of funds through certain countries may under certain circumstances result in the creation of tax liabilities. However, taxation on dividend distributions and funds transfers have not had and are not expected to have a material impact on the Company's ability to meet its cash obligations.

In addition to its operating expenses and dividend distributions, in 2017 the Company commenced several major capital expenditure projects, such as, the salt harvesting project, construction of a new pumping station in the Northern Basin of the Dead Sea and construction of phosphogypsum ponds in ICL Rotem. Additional major capital expenditures scheduled to run over the coming years are investments in the YPH joint venture in China along with further investment in Spain. In addition, in 2019 long‑term debt repayments are expected to be made in the amount of about $260 million. On the other hand, as part of its strategy of divesting non-core businesses, in December 2017, the Company completed sale of its holdings in IDE Technologies Ltd., for net proceeds of $168 million. In addition, in December 2017, the Company signed an agreement to sell its fire safety and oil additives (P2S5) businesses to SK Capital for approximately $1 billion (of which $950 million will be in cash and $53 million will be in preferred equity notes of the Buyer), where closing of the deal is expected in the first half of 2018, subject to customary conditions and receipt of regulatory approvals. For additional information on divestitures currently in progress, see “Item 3 - Key Information— A. Selected Financial Data”.

In March 2017, Fitch Ratings lowered the Company’s international corporate credit rating to BBB- with a stable rating outlook. Fitch’s above-mentioned rating also applies to the Company’s debentures.

On November 1, 2017, the Standard & Poor’s Global Rating (“S&P”) reaffirmed the Company’s international corporate credit rating at BBB- with a stable outlook. The local rating by S&P Maalot was also reaffirmed at ilAA with a stable outlook. The above-mentioned rating also applies to the Company’s debentures.

      Sources and Uses of Cash

The following table sets forth our cash flows for the periods indicated:

Year Ended December 31,
2017	2016	2015
$ millions	$ millions	$ millions
Net cash provided by operating activities	847	966	573
Net cash used in investing activities	(333)	(800)	(547)
Net cash provided by (used in) financing activities	(511)	(239)	15

Operating Activities

The cash flows provided by operating activities are a significant source of liquidity for the Company. In 2017, the cash flows from operating activities amounted to $847 million, compared with $966 million last year. This decrease derives mainly from an increase in payments of taxes along with higher cash payments made due to retirement of employees in the current year as well as a lower reduction in the working capital, mainly from an increase in sales in ICL Industrial Products and in the fire safety sub-business line in ICL Advanced additives. In addition, there were cash payments relating to discontinuance of the activities of Allana Afar in Ethiopia and the global ERP project (Harmonization Project). The cash flows from operating activities along with the increase in the financial liabilities, constituted the source for financing payment of the dividends and investments in property, plant and equipment.

In 2016, the cash flows from operating activities amounted to $966 million, compared with $573 million in 2015. Most of the increase in the cash flows from operating activities derives from the decline in the working capital, mainly as a result of a decrease in the receivables from the potash customers due to a reduction in the credit days allowed to customers in India and Brazil, as well as from the high balance of receivables in 2015 deriving from an increase in the sales as a result of high potash sales at the end of 2015 following a weak first half, and employee severance payments made in 2015. On the other hand, there was an increase in payments of taxes and interest.

Investing Activities

The net cash used in investing activities in 2017 amounted to $333 million, compared with $800 million in 2016. The decrease in the cash used in investing activities derives, mainly, from proceeds received from selling an equity-accounted investee (IDE), in the amount of $168 million, a decrease in the cash flows used for investment in property, plant and equipment, lower purchases of intangible assets due to the discontinuance of the global ERP project (Harmonization Project) along with the acquisition of 15% of the shares of YTH made last year, in exchange for a consideration of about $250 million.

In 2016, the net cash used in investing activities amounted to $800 million, compared with $547 million in 2015. The increase in the cash used in investing activities deriving, mainly, from acquisition of 15% of the shares of YTH (this acquisition was one of the conditions for closing of the YPH transaction), in exchange for a consideration of about $250 million.

Financing Activities

The net cash used in financing activities in 2017 amounted to $511 million, compared with $239 million in 2016. The increase in the net cash used by financing activities is mainly due to repayment of long term loans, net, in the amount of $421 million, compared with the amount of $87 million made last year, along with higher dividend payments to the Company’s shareholders, in the amount of $75 million compared with 2016. On the other hand, there was an increase in receipt of short-term credit from banks and others, net, in the amount of $133 million, compared with the prior year.

The net cash used in financing activities in 2016 amounted to $239 million, compared with net cash provided by financing activities of $15 million in 2015. This is mainly due to an increase in the repayment of long term loans, amounting to $519 million, compared with 2015. On the other hand, there was a decrease in the Company’s dividend payments compared with 2015, amounting to $185 million.

As at December 31, 2017, the Company’s non‑current liabilities consisted of loans from financial institutions in the amount of $872 million and debentures in the amount of $1,516 million. For information about the currencies in which the Company's liabilities are denominated and their interest rates, see Note 16 to the Company's audited consolidated financial statements. As at December 31, 2017, the Company had $1,568 million of unutilized long‑term credit lines. As at March 1, 2018, the company withdrew an additional $320 million from its existing credit facilities.

A portion of ICL's loans bear variable interest rates based on the short‑term LIBOR rate for a period of one to twelve months, plus a margin as defined in each loan agreement. Therefore, the Company is exposed to changes in the cash flows arising from changes in these interest rates. Some of the loans and debentures issued by ICL bear fixed interest for the entire loan period. The Company hedges part of this exposure using financial instruments to fix the range of the interest rates, in order to conform the actual interest‑rate structure to the projections regarding the anticipated developments in the interest rates.

For a description of material financial covenants in the Company’s loan agreements and any potential risk relating to compliance with them – see Note 16 to the Company’s audited consolidated financial statements.

      Credit Facilities:

The Company’s credit facilities, as at December 31, 2017, are as follows:

Issuer	European bank	Group of eleven international banks	American bank	European bank
Date of the credit facility	March 2014	March 2015	March 2016	December 2016
Date of credit facility termination	March 2020	March 2022*	March 2022*	June 2023
The amount of the credit facility	USD 35 million, Euro 60 million*	USD 1,705 million	USD 150 million	USD 136 million
Credit facility has been utilized	-	USD 530 million**	-	-
Interest rate	Up to 33% use of the credit: Libor/Euribor + 0.90%. From 33% to 66% use of the credit: Libor/Euribor + 1.15% 66% or more use of the credit: Libor/Euribor + 1.40%	Up to 33% use of the credit: Libor/Euribor + 0.70%. From 33% to 66% use of the credit: Libor/Euribor + 0.80% 66% or more use of the credit: Libor/Euribor + 0.95%	Up to 33% use of the credit: Libor + 0.65%. From 33% to 66% use of the credit: Libor + 0.75%. 66% or more use of the credit: Libor + 0.95%	Libor +0.75%
Loan currency type	USD and euro loans	USD and euro loans	USD loans	USD loans
Pledges and restrictions	Financial covenants – see Note 16 Section D to the accompanying financial statements, a cross-default mechanism and a negative pledge.	Financial covenants - see Note 16 Section D to the accompanying financial statements, a cross-default mechanism and a negative pledge.	Financial covenants - see Note 16 Section D to the accompanying financial statements, a cross-default mechanism and a negative pledge.	Financial covenants - see Note 16 Section D to the accompanying financial statements, and a negative pledge.
Non-utilization fee	0.32%	0.21%	0.19%	0.30%

*        Updated on 2017.

**       As at March 1, 2018, the Company withdrew an additional $320 million.

Securitization Transaction

In July 2015, the Company and certain Group subsidiaries (hereinafter – “the Subsidiaries”) signed a series of agreements regarding a securitization transaction with three international banks (hereinafter – “the Lending Banks”) for the sale of their trade receivables to a foreign company which was established specifically for this purpose and which is not owned by the ICL Group (hereinafter – “the Acquiring Company”).

Those agreements replace the prior securitization agreements, in the amount of $350 million, which came to an end in July 2015. The main structure of the new securitization agreement is the same as the prior securitization agreement. The Company's policy is to utilize the securitization limit based on its cash‑flow needs, alternative financing sources and market conditions. The new securitization agreement will expire in July 2020. In the agreement, ICL undertook to comply with a financial covenant whereby the ratio of net debt to EBITDA will not exceed 4.75. If ICL does not comply with the said ratio, the Acquiring Company is allowed to discontinue acquiring new trade receivables (without affecting the existing acquisitions). As at the reporting date, ICL is in compliance with the aforementioned financial covenant. The Acquiring Company finances acquisition of the debts by means of a loan received from a financial institution, which is not related to ICL, which finances the loan out of the proceeds from the issuance of commercial paper on the U.S. commercial paper market. The repayment of both the commercial paper and the loan are backed by credit lines from the Lending Banks. In July 2017, the Company reduced its securitization framework, from $405 to $350 million, in order to optimize utilization of the financing framework.

The acquisitions are on an ongoing basis, whereby the proceeds received from customers whose debts were sold are used to acquire new trade receivables. The period in which the Subsidiaries are entitled to sell their trade receivables to the Acquiring Company is five years from the closing date of the transaction, where both parties have the option at the end of each year to give notice of cancellation of the transaction.

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

The securitization of trade receivables does not meet the conditions for derecognition of financial assets prescribed in International Standard IAS 39, regarding Financial Instruments – Recognition and Measurement, since the Group did not transfer all of the risks and rewards deriving from the trade receivables. Therefore, the receipts received from the Acquiring Company are presented as a financial liability as part of the short-term credit. As of December 31, 2017, and December 31, 2016, utilization of the securitization facility and trade receivables within this framework amounted to approximately $331 million.

Once the Company transferred its trade receivables, it no longer has the right to sell them to another party. In the case of a credit default, the Company bears approximately 30% of the overall secured trade receivable balance.

                   Information on material loans and debentures outstanding as at December 31, 2017:

Instrument type	Loan date	Original principal (millions)	Currency	Carrying amount 31 December, 2017 $ millions	Interest rate	Principal repayment date	Additional information
Loan-Israeli institutions	November 2013	300	Israeli Shekel	76	4.94%	2015-2024 (annual installment)	Partially prepaid
Debentures (private offering) – 3 series	January 2014	84 145 46	U.S Dollar	84 145 46	4.55% 5.16% 5.31%	January 2021 January 2024 January 2026
Loan-international institutions	July 2014	27	Euro	26	2.33%	2019-2024	Partially prepaid
Debentures-Series D	December 2014	800	U.S Dollar	792	4.50%	December, 2024	(1)
Loan-European Bank	December 2014	161	Brazilian Real	30	CDI+1.35%	2015-2021 (Semi annual installment)
Loan from a European Bank	December 2015, December 2013	129	U.S Dollar	129	Libor+1.40%	December 2019
Debentures-Series E	April 2016	1,569	Israeli Shekel	449	2.45%	2021- 2024 (annual installment)	(2)
Loan - others	April - October, 2016	600	Chinese Yuan Renminbi	92	5.23%	2019
Loan - Asian Banks	June - October, 2017	700	Chinese Yuan Renminbi	108	4.72%	2018
Loan - Asian Bank	October, 2017	400	Chinese Yuan Renminbi	61	CNH Hibor + 0.50%	April 2018
Loan - Parent Company	November - December, 2017	175	U.S Dollar	175	1.81%	2018	See Note 26D

Additional information:

(1)          Debentures series D

Private issuance of debentures pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended, to institutional investors in the U.S., Europe, and Israel. The notes are registered for trade in the TACT Institutional; by the Tel-Aviv Stock Exchange Ltd. The notes have been rated BBB (stable). In March 2017, the rating company “Fitch Rating Ltd.” lowered the Company’s credit rating, together with the rating of the debentures, from BBB to BBB- with a stable rating outlook. In November 2017, the rating company “Standard & Poor’s” reaffirmed the Company’s credit rating, together with the rating of the debentures, at BBB-, with a stable rating outlook.

(2)          Debentures-Series E

The debentures were listed for trading on the Tel-Aviv Stock Exchange. The Debentures are unsecured and contain standard terms and conditions and events of default, as well as a mechanism to raise the interest rate in the event of a decrease in the rating of the Debentures (the interest rate will be increased by 0.25% per decrease in the rating by one rating level, starting at a rating of (ilA) and reaching a maximum cumulative interest rate increase of 1% upon reaching a rating of (ilBBB)), a negative pledge undertaking and financial covenants ((1) minimum equity of not less than $1.55 billion; and (2) net debt to EBITDA ratio of not more than 1:5.5). On November 1, 2017, the rating agency Standard & Poor's Maalot ratified the Company’s rating of 'ilAA'. The rating outlook is stable.

      Critical Accounting Policies and Estimates

The financial statements in conformity with IFRS requires the management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The evaluation of accounting estimates used in the preparation of the Group’s financial statements requires management of the Company to make assumptions regarding laws interpretations applies to the company, circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

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

		Recognition or reversal of deferred tax asset in profit or loss.	See Note 18 regarding taxes on income.
Uncertain tax positions
The extent of the certainty that the Group’s tax positions will be accepted (uncertain tax positions) and the risk of it incurring any additional tax and interest expenses. This is based on an analysis of a number of matters including interpretations of tax laws and the Group’s past experience.

		Recognition of additional income tax expenses.	See Note 18 regarding taxes on income.
Post-employment employee benefits	Actuarial assumptions such as the discount rate, future salary increases and the future pension increase.	An increase or decrease in the post-employment defined benefit obligation.	See Note 19 regarding employee benefits.
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

		Creation, adjustment or reversal of a provision for a claim and/or environmental liability including cost of waste removal/restoration.	See Note 21 regarding contingent liabilities
Recoverable amount of a cash generating unit, among other things, containing goodwill	The discount rate and a budgeted growth rate.	Change in impairment loss.	See Note 14 regarding impairment testing.
Assessment of the fair value of the assets and liabilities acquired in business combinations	Expected cash‑flow forecasts of the acquired business, and models for calculating the fair value of the acquired items and their depreciation and amortization periods.	Impact on the balance of assets and liabilities acquired and the depreciation and amortization in the statement of income.
Assessment of the net realizable value of inventory	Future selling price and expected replacement price when used as the best available evidence for realizable value.	Decrease in the carrying value of the inventories and the results of operations accordingly.
Mineral reserves and resource deposits
Quantities and qualities estimates of mineral reserves and resource deposits are based on engineering, economic and geological data that is compiled and analyzed by the Company’s engineers and geologists.

Impact on the useful life of the assets relating to the relevant activity.

Principal Capital Expenditures and Divestitures

ICL had cash capital expenditures of $457 million, $632 million and $619 million for the years ended December 31, 2017, 2016 and 2015, respectively. The above capital expenditures comprise of investments in fixed and intangible assets.

ICL’S principal capital expenditures since January 1, 2015 have consisted of work on the dike surrounding the evaporation ponds at the Dead Sea, construction work with respect to a new power station at Sodom, investments as part of a plan to gradually increase the production capacity of the Sodom plants, investments to increase the production capacity of the Company’s mines in Spain and two investments that were terminated during 2016 – the Harmonization project (one centralized ERP system) and the Allana project in Ethiopia.

Particularly in 2017, the capital investments (CAPEX) included the expansion of the potash production capacity at the Suria site in Spain (mine, facilities and logistics), construction of phosphogypsum ponds in ICL Rotem, raising of the dykes in the evaporation ponds, as well as investment in the new power station in Sodom, commencement of construction of the new pumping station in the northern basin of the Dead Sea and the salt harvesting project.

The Company finances its capital expenditures from cash flows from operations and from credit facilities.

According to the Company's strategy, from time to time various possibilities are examined in connection with low-synergy activities, including the sale thereof. Accordingly, in 2017, the Company completed sale of its holdings in IDE Technologies Ltd., for net proceeds of $168 million. In addition, in December 2017, the Company signed an agreement to sell its fire safety and oil additives (P2S5) businesses to SK Capital for approximately $1 billion, where closing of the deal is expected in the first half of 2018, subject to customary conditions and receipt of regulatory approvals. For additional information on divestitures currently in progress, see “Item 3 - Key Information— A. Selected financial data”.

Additional divestiture opportunities with respect to our non-core businesses include Novetide.ICL holds 50% of Novetide, which is a global leader that is engaged in research and development, production and marketing of complex generic and innovative peptides for the pharmaceutical industry. Novetide’s key competitive advantages are its 100% peptide focus, the ability to handle projects of any size and complexity, extensive IP experience and end-to-end project management capabilities.

In 2017, 2016 and 2015, Novetide (100%) had sales of $25 million, $47 million and $47 million, respectively, operating income of $6 million, $27 million and $27 million, respectively, and net income attributable to the company’s shareholders of $5 million, $23 million and $23 million, respectively.

                   C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

      Research and development

ICL’s R&D activities are part of its global strategic plan. The activities include both internal research and joint activities with a wide range of universities, research institutes and start-ups along with other long‑term innovative activities. ICL’s R&D is directed towards present and future market needs and focuses on identifying additional uses for the minerals in use and their derivatives.

In 2017, the Company significantly strengthened its core area research activities with third parties in respect of: agriculture, food, and engineered materials. The agronomic research collaboration between ICL and the Volcani Institute (CPFN), which is based in Gilat in the southern part of Israel, executed 21 active projects in addition to field trials and agronomic workshops. The activities of ICL Innovation, which focuses mainly on high‑risk technologies in the initial stages of development, has 8 running projects, which are done in collaboration with partners from the academy and/or industry. YPRTECH, our JV in China, is running 20 projects for new products and technologies, based on Phosphor derivatives.

The CTO team follows ICL’s Technology Roadmap, which is derived from scouting of global trends. According to this roadmap, collaboration with academies, startups and industrial companies is being conducted, in order to create joint work teams.

In addition, during 2017 ICL succeeded in receiving a grant from the BIRD foundation (the Israel-U.S. Binational Industrial Research and Development Foundation) which approved funding of approximately $1 million for a joint development with an Israeli startup, in the field of Nano crystal material, relating to Paint & Coating research applications.

The defined goals of our research and development operations are:

1.	Expansion of the Company’s new products and its new technology portfolio;
2.	Continuous process improvement in the Company’s manufacturing facilities by reducing production costs, operating optimization and reduction of waste streams and environmental impacts;
3.	Cultivating the Company’s human resources and technological leadership;
4.	Investing in external collaboration in order to achieve new ideas and/or know-how; and
5.	Joining consortiums for external funding and connections over the entire value-chain.

The R&D activities of the Specialty Solutions segment in 2017 were focused on its three business lines – ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties:

ICL Industrial Products business line

•
Brominated polymers: continuing development of polymeric/active brominated flame retardants, which are expected to become the next generation of environmentally friendly flame retardants, and future substitutes for threatened products;

•
Textiles: continuing development of TexFRon®, a series of textile flame‑retardant products. TexFRon® 4002 is an effective and environmentally friendly solution for diverse textile products, replacing DECA and offering a transparent and laundry‑durable solution that is not currently available in the market. In the previous year, flame‑retardant products for nylon were developed to satisfy an unmet demand in the market. In addition, unique ATO-free (Antimony Trioxide) flame‑retardant systems were introduced to the market. These green solutions created interest among the Company's customers and are being commercially evaluated;

•	Energy storage: continued development of bromine‑based energy storage solutions, for Br-Battery companies, using diverse compounds;

•	Ecological research to reduce all emissions, e.g., wastewater management, air emissions and solid/organic waste reuse;

•	Biocides: continued development of new materials for water treatment and prevention of biofilm in irrigation systems and industrial water cooling systems;

•
Phosphorus‑based products: development of new phosphorus‑based solutions and/or integrated phosphorus/bromine solutions as flame-retardants for the polyurethane market (i.e., flexible and rigid foam). In addition, new solutions for hydraulic fluids are being developed;

•	Magnesia-based products: development of formulations in order to fulfil unmet needs in the markets, such as replacing aluminum products in deodorants and zinc oxide in several consumer products.

•
Support of production: improving product quality and lowering production costs by changing and improving processes, while using the principles of green chemistry (for example, reduction in the use of organic solvents).

•	Engineering: research in the area of construction materials in order to overcome problems of accelerated corrosion, wear and tear, and equipment adaptation.

ICL Advanced Additives business line

•
ICL Advanced Additives consolidated its global R&D activities in St. Louis while expanding the in-house testing capabilities with respect to construction, asphalt and paints & coatings. Research work in P-coating pigments is also performed in our R&D JV Center in Kunming, China.

•	ICL introduced PAVESTRONG™, a trademark modified polyacid for the Chinese asphalt industry and road testing has commenced in Yunnan Province.

•
At the European Coating Show 2017, TARGON® C200 for lightweight cement applications was introduced and HALOX® 570 LS was promoted for industrial coating applications as an easy-to-use liquid corrosion inhibitor for water-based paints. In addition, LOPON® PS, a novel dispersant designed for point of sale pigment concentrates was also launched at the European Coating Show.

•
In partnership with the Swiss company, ALEVO, ICL Advanced Additives launched LIPOL 104, a proprietary dispersant & binder for Lithium Ion batteries. GridBank Lithium-Ion batteries feature a proprietary inorganic electrolyte (Alevolyte™), which is non-flammable and offers extreme long life and stability. Gridbank is currently the most advanced Lithium-ion storage system on the market.

ICL Food Specialties business line

•	Further improvement of our solutions to modify texture and stability of food products for the meat, poultry, seafood and dairy industries;

•	Continued development aimed at serving the growing market of vegan life style by offering meat substitutes and cheese replacements using ICL’s texture and stability toolbox.

The total Specialty Solutions segment’s R&D expenses in 2017 were $29 million.

The R&D activities of the Essential Minerals segment in 2017 were focused on its three business lines – ICL Potash & Magnesium, ICL Phosphate and ICL Specialty Fertilizers:

ICL Potash and Magnesium business line

•	Optimization and synergy with the goal of increasing the potash production and reducing the cost per ton in the potash and magnesium plants in Sodom and Spain;

•	Advancement of research regarding environmental protection, including development of methods for treating and reducing effluents; and

•	Analysis of alternative methods for increasing the carnallite production capacity in the ponds.

ICL Phosphate business line

•	Improvement of processes and reduction of costs in the production plants;

•	Research regarding environmental protection, including development of methods for treating and reducing effluents;

•	Development of a new fertilizer from wastewater;

•
Further analysis of adaptation of various types of phosphate rock (bituminous and brown phosphates) for the production of phosphoric acid and its downstream products as part of an effort to utilize and increase existing phosphate reserves;

•	Development of applications for water conservation and improving availability of the fertilizers around the root.

ICL Specialty Fertilizers business line

•	Improvement of product portfolio with new product formulations;

•	Development of a high‑acid content product for diverse soluble fertilizer applications;

•	Development of controlled‑release NPK fertilizers containing micro-nutrients, which are not currently available in the market;

•	Development of controlled‑release fertilizers with an improved environmental profile;

•	Development of applications for water conservation and improving availability of the fertilizers around the root; and

•	Initiation and development of new technologies to increase nutrient use efficiency.

The total Essential Minerals segment’s R&D expenses in 2017 were about $25 million.

      Intellectual property

The Company believes that its intellectual property is crucial for protecting and developing its business activities. ICL has about 860 granted patents in various countries.

ICL also has over 3,000 registered trademarks worldwide, including inter-alia:

•	Fyrol® - a brand name for a range of phosphorus-containing flame retardants targeting flexible and rigid polyurethane foam applications.

•	Joha® - a global trademark for dairy specialties, which specializes in emulsifying salts for processed cheese.

•	Merquel® - a line of inorganic brominated salts which can be used to control mercury emissions from coal power plants.

•	Osmocote® - a leading brand in the area of controlled released fertilizers which uses innovative technologies and is used globally by container nursery stocks, pot- plant growers and more.

•	Peters® - a brand of water soluble fertilizers, specifically designed for bedding-, pot- and container nursery plants.

•	Tari® - a brand in the meat industry as well as in the artisan business which focuses on the production and processing of meat products with functional additives, spices and flavors

•	Brifisol® - a global brand in the meat and seafood industries, which concentrates in improving texture by adding cryoprotectant for frozen food products such as meat, shrimp, fish filets and more.

We do not believe that the loss of any single or group of related patents or trademarks would have a material effect on our operations or our financial results.

     D. TREND INFORMATION

Trend information is included throughout the other sections of this Item 5. In addition, the fluctuations in the operating results may continue in the upcoming quarters. Specific material drivers of these trends are identified in the discussion above with respect to the years ended December 31, 2017, 2016 and 2015. Seasonality of our business is included in Item 4. Information on the Company—B. Business Overview.

                    E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2017, we had no off-balance sheet arrangements, other than the amounts reported as operating lease obligations in “Item 5.F - Contractual Obligations”.

                    F. CONTRACTUAL OBLIGATIONS

The following table presents information related to our contractual obligations, including estimated interest payments, as of December 31, 2017.

As at December 31, 2017
Total amount (2)	12 months or less	1-2 years	3-5 years	More than 5 years
$ millions	$ millions	$ millions	$ millions	$ millions
Credit from banks and others (not including current maturities)	822	822	-	-	-
Trade payables	790	790	-	-	-
Other payables	310	310	-	-	-
Operating lease obligations	347	50	51	104	142
Purchase obligations(1)	794	454	89	251	-
Employee Benefits	668	28	106	165	369
Long-term debt and debentures	2,890	102	345	1,085	1,358
Total	6,621	2,556	591	1,605	1,869

(1)	This information excludes agreements in the ordinary course of business for purchases within the next twelve months.
(2)	The amounts presented, including long-term items, are presented in nominal values (and they Include estimated interest, so that they differ from their carrying amount).
As at December 31, 2017
Total amount	12 months or less	1-2 years	3-5 Years	More than 5 years
$ millions	$ millions	$ millions	$ millions	$ millions
Financial liabilities – derivative instruments utilized for economic hedging
Foreign currency and interest derivative instruments	6	3	-	-	3
	6	3	-	-	3

    G. SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, or the statutory safe harbors, shall apply to forward‑looking information provided pursuant to ”Item 5. Operating and Financial Review and Prospects—F. Contractual obligations” above. For our cautionary statement on the forward-looking statements in this Annual Report, see ”Special Note Regarding Forward-Looking Statements”.

Item 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                   A. DIRECTORS AND OFFICERS

The following table lists the names and ages of our directors as at the publication date of this Annual Report. The mailing address of our directors is c/o Israel Chemicals Ltd., 23 Aranha Street, Millennium Tower, Tel Aviv, 6120201, Israel.

Name	Age	Position	Commencement date as director
Johanan Locker	61	Executive Chairman of the Board of Directors	April 2016 and as Chairman of the Board since August 2016
Aviad Kaufman	47	Director	March 2014
Avisar Paz	61	Director	April 2001
Lior Reitblatt(1)	60	Director	November 2017
Miriam Haran	68	External Director	September 2009
Ovadia Eli	73	Director	August 2011
Reem Aminoach(2)	57	Director	March 2017
Ruth Ralbag(3)	57	External Director	January 2018
Sagi Kabla	41	Director	February 2016

(1)
On November 7, 2017, the Board of Directors appointed Mr. Lior Reitblatt as a director of the Company, pending his appointment by the next annual General Meeting. On January 10, 2018, the annual General Meeting of the Company's shareholders approved Mr. Reitblatt’s appointment as a director of the Company. For further details about Mr. Reitblatt, see below.

(2)
On March 14, 2017, the Board of Directors appointed Mr. Reem Aminoach as a director of the Company, pending his appointment by the next Annual General meeting. On January 10, 2018, the annual General Meeting of the Company's shareholders approved Mr. Aminoach’s appointment as a director of the Company. For further details about Mr. Aminoach, see below.

(3)	On January 10, 2018, the annual General Meeting of the Company's shareholders, Ms. Ruth Ralbag was appointed as an external director of the Company, for a first three-year term of office. For further details about Ms. Ralbag, see below.
(4)	On January 5, 2017, Mr. Ron Moskovitz ceased serving as a director of the Company.
(5)	On January 10, 2018, Mr. Shimon Eckhaus ceased serving as a director of the Company.

(6)	On February 13, 2018, Mr. Geoffery Merszei ceased serving as a director of the Company.
(7)	On February 26, 2018, Mr. Yaacov Dior ceased serving as an external director of the Company.
Dr. Miriam Haran and Ms. Ruth Ralbag are “external directors” pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”) as described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors”.

Mr. Lior Reitblatt is an independent director pursuant to the Israeli Companies Law.

Mses. Miriam Haran, Ruth Ralbag, Messrs. Reem Aminoach and Lior Reitblatt are independent directors under the rules applicable to U.S. companies listed on the NYSE. Messrs. Johanan Locker, Avisar Paz, Aviad Kaufman, Sagi Kabla and Ovadia Eli are not considered independent directors by virtue of the positions they hold with our controlling shareholder or in the Company; these directors are also not considered independent directors under Israeli law due to their relationship with our controlling shareholder or with the Company.

Johanan Locker. Mr. Locker serves as chairman of the board of the Soroka Medical Center Friends’ Association. Prior to joining the Board, Mr. Locker was the CEO of Clal Heavy Industries and Real Estate Ltd. (2014-2016). He served as Chairman of the Boards of several companies, including Beit Shemesh Engines, Hadera Paper, the Golf & Co. Group and Clal Sun. He was also a Board member at Mashav Initiating and Development, Taavura Holdings and Jafora-Tabori. Mr. Locker served as strategic consultant of Clal Industries Ltd. (2013-2014) and as the Military Secretary to the Prime Minister of Israel (2010-2012). Mr. Locker, a Major General (reserve), held various command positions in the Israeli Air Force, among them, IAF Chief of Staff, deputy IAF commander (2008-2010), Head of Air Division (2005-2008), Commander of the Hatzerim IAF Base (2001-2004) and Head of the Planning Division (1997-2001). Mr. Locker held several positions in the Operations Department of the Israeli Air Force (1994-1996) and served as a fighter squadron commander (1991-1994). Mr. Locker holds a BA in economics and business administration (with honors) from the Bar Ilan University and an MA in public administration from the Kennedy School of Government at Harvard University.

Aviad Kaufman. Mr. Kaufman is the chief financial officer of Quantum Pacific (UK) LLP, and Chairman of the Board of Israel Corporation Ltd. He is also a director of Kenon Holdings Ltd., which may be considered associated with Mr. Idan Ofer. Mr. Kaufman served as director of international taxation and held various senior corporate finance roles at Amdocs Ltd. (2002-2007). Previously, Mr. Kaufman held various consultancy positions with KPMG. Mr. Kaufman is a Certified Public Accountant and holds a BA in accounting and economics from the Hebrew University of Jerusalem (with honors), and an MBA, with a major in finance, from Tel Aviv University.

Avisar Paz. Mr. Paz is the Chief Executive Officer of Israel Corporation and was previously Israel Corporation's Chief Financial Officer. Mr. Paz serves as director in various subsidiaries of Israel Corporation, including in Oil Refineries Ltd. Mr. Paz holds a BA in economics and accounting from Tel Aviv University and is a Certified Public Accountant in Israel.

Lior Reitblatt. Mr. Reitblatt is a Certified Public Accountant, and holds a BA in accounting and economics from Tel Aviv University and an MBA from the University of California, Berkeley. Until recently, Mr. Reitblatt served as CEO and Chairman of the Board of Super-Pharm (Israel) Ltd. Mr. Reitblatt has also previously served, among other things, as Chairman of the Board of Life Style Ltd. and member of the board of Office Depot Israel Ltd.

Dr. Miriam Haran. Dr. Haran served as Director General of Israel’s Ministry of Environmental Protection. She is currently Head of Ono Academic College’s MBA Program in Environmental Management and is a Board member of M.A.I (Electrical and Electronic Waste Recycling), and also chairperson of the Weitz Center for Sustainable Development. Dr. Haran served as a Board member of the Company for Environmental Services (2008-2012) and as Chairperson of the Consumer Council (2012-2014). Dr. Haran holds a B.Sc. in Natural Sciences from the Hebrew University of Jerusalem and a PhD in Organic Chemistry from Brandeis University.

Ovadia Eli. Mr. Eli is Chairman of the Board of Oil Refineries Ltd. He served as Chairman of the Board of the Israel Airports Authority, Israel Military Industry (I.M.I), Shmanim Besisyim Haifa Ltd. and I.C.P.I. He was a member of the Boards of Directors of Salt Industries Israel Ltd., Shaarei Ribit Ltd., Zim Integrated Shipping Services Ltd. and OPC Rotem Ltd. Mr. Eli holds a BA in educational counseling and bible studies from the Haifa University and is a graduate of the Lifshitz Teachers College in Jerusalem.

Reem Aminoach. Mr. Aminoach is a Certified Public Accountant, and holds a BA in accounting and economics, Tel-Aviv University (academic honors, Dean's honor list) and MBA in business administration, Tel-Aviv University. Until recently, Mr. Aminoach served as the founding partner of the accounting firm Shtainmetz Aminoach & Co. In his military service, Mr. Aminoach served as a member of the General Staff Forum of the IDF, Head of Budgets at the Ministry of Defense, financial advisor to the IDF Chief of Staff and Head of the IDF Budget Division. Mr. Aminoach served as director at Ofer Investments Ltd. and as director and Chairman of the Audit Committee at Zim Ltd., of the Israel Corporation group. Mr. Aminoach also served as a member of the Board of Governors of Hadassah Medical Center.

Ruth Ralbag. Ms. Ralbag has served as CFO of the Shaare Zedek Medical Center in Jerusalem since 2011, and previously served as Deputy Director of Medical Finance at the Tel Aviv Sourasky (Ichilov) Medical Center (2009-2011), Head of the Hospital Administration and Deputy Director General of Planning, Budget and Pricing at the Ministry of Health (2004-2009), VP and Head of Commercial and Retail Banking Division at FIBI (2001-2003). Ms. Ralbag also served, among other things, as Acting Chairperson of the Board of FIBI Mortgages Ltd. for a period of 4 years, Acting Chairperson of the Board of Atzmaut Mortgage Bank Ltd. for a period of 4 years, a Director at Sarel Ltd., a Director at ARAM Provident Fund, and presently serves, among other things, as an external director at Hachsharat HaYishuv Insurance Ltd., SoHo Realty Ltd. and Golf & Co. Group Ltd. Ms. Ralbag holds a BA in economics and business administration and an MBA in public policy, both from the Hebrew University in Jerusalem.

Sagi Kabla. Mr. Kabla is the Chief Financial Officer of Israel Corporation since December 2015. He serves as director in Bazan Group and previously served as Senior Executive of Business Development, Strategy and IR in Israel Corporation. Prior to joining Israel Corporation, Mr. Kabla held various positions at KPMG Corporate Finance. Mr. Kabla is a Certified Public Accountant in Israel and holds a BA in accounting and economics from Bar-Ilan University and an MBA (finance) from the College of Management.

The following table lists the names, ages and positions of our Executive Officers (who are not directors) as of the publication date of this report. The address for sending notices is c/o Israel Chemicals Ltd., 23 Aranha Street, Millenium Tower, Tel Aviv, 6120201, Israel.

Name	Age	Position
Asher Grinbaum	68	Acting Chief Executive Officer
Eli Glazer	62	President, ICL Specialty Solutions
Hezi Israel	50	Executive Vice President, ICL Corporate Development, M&A and Strategy
Yakir Menashe	46	Executive Vice President, ICL Global Human Resources
Lisa Haimovitz	52	Senior Vice President, ICL Global General Counsel and Corporate Secretary
Ofer Lifshitz	59	President, ICL Essential Minerals
Charles M. Weidhas	58	Chief Operating Officer
Kobi Altman	49	Chief Financial Officer
Rani Lobenstein	46	Senior Vice President of Corporate Relations

* On February 25, 2018, ICL's Board of Directors has resolved, after discussing the recommendation of the search committee headed by the Company’s Chairman of the Board, Mr. Johanan Locker, to appoint Mr. Raviv Zoller as Chief Executive Officer of the Company. The date of Mr. Zoller’s assumption of office has yet to be determined. The Company summoned a general meeting, to be held on April 24, 2018, to approve the terms of office and employment of the incoming CEO, Mr. Zoller. For further details regarding the terms of office and employment offered to Mr. Zoller, as will be brought for approval of the general meeting as aforesaid, see “Item 6 - Directors, Senior Management and Employees— B. Compensation”.

Mr. Zoller, 54 years old, is a qualified CPA and graduated from Tel Aviv University. Mr. Zoller served as the CEO of IDI Direct Insurance Company Ltd, (Bituach Yashir). Mr. Zoller was a founding partner of Apax – Mutavim Investment Bank and in 1999 founded Ness Technologies, and served as CEO until 2007. In 2004 Ness Technologies was publicly listed on NASDAQ. Since 2008 he has been the CEO of IDI Direct Insurance Company Ltd, a Tel Aviv Stock Exchange listed company

Asher Grinbaum. Mr. Grinbaum has served as Acting CEO since September 11, 2016. Since January 2008 and until July 1, 2016, he served as Executive Vice President and Chief Operating Officer. He is a member of the Board of Trustees of the Ben Gurion University, serves as Chairman of the Be’er Sheva chess club, and was member of the Board of the Israel Chemistry Society and Chairman of the Chemistry Association and the Environmental Committee of the Israeli Manufacturers Association. In 2016 Mr. Grinbaum concluded his role as Chairman of the Executive Committee of Be’er Sheva Theatre. Mr. Grinbaum holds a BA in Mechanical Engineering and an MBA in Business Administration, both from Ben Gurion University.

Eli Glazer. Mr. Glazer has served as President of ICL Specialty Solutions since February 1, 2017. He serves as director on the Boards of Dead Sea Bromine Company Ltd. and Bromine Compounds Ltd. subsidiaries of the Company He previously served as Senior Vice President and CEO of ICL Europe. Mr. Glazer joined ICL in 1983 and has held numerous positions with the Company, including CEO of ICL Performance Products in Europe and Asia Pacific for a period of 5 years and CEO of ICL China for a period of 5 years. Before that, Mr. Glazer held various positions in ICL Industrial Products, including Business Division Director of Bromine Products and Compounds. Mr. Glazer holds a BA in economics and an MA in industrial engineering from Ben Gurion University

Hezi Israel. Mr. Israel has served in his position since March 2012. He served as Vice President for Strategy and Business Development of ICL Industrial Products. He serves as Chairman of ICL Incubation. Prior to joining ICL, he held several positions in Teva Pharmaceutical Industries Ltd. (2000-2007). He holds a BA in Economics and Political Science and an MBA majoring in Finance, both from Tel Aviv University.

Yakir Menashe. Mr. Menashe has served in his position since March 2013. He served as Vice President for Compliance & Regulatory Affairs and as assistant to the CEO of the Company. Mr. Menashe holds an LLB from the College of Management and is a member of the Israel Bar.

Lisa Haimovitz. Ms. Haimovitz has served in her position since May 2009. She served as Vice President for Strategy in the Delek Group and has held a number of positions in the Israel Securities Authority. She holds an LLB and an MBA from Tel Aviv University and is a member of the Israel Bar.

Ofer Lifshitz. Mr. Lifshitz has served as President of ICL Essential Minerals since April 1, 2017. He serves as director on the Boards of Dead Sea Works Ltd., Rotem Amfert Negev Ltd., – subsidiaries of the Company Mr. Lifshitz headed ICL’s efficiency and cash flow improvement program. He Joined ICL in 1996 and held numerous positions, among others, Executive Vice President and Business Division Director of Bromine Products and Compounds in ICL Industrial Products. In addition, Mr. Lifshitz served as Head of ICL China in 2002-2005. Mr. Lifshitz headed the integration of the YPH JV and was recently appointed Chairman of the Board of the JV and Board member of Yunnan Yuntianhua. Mr. Lifshitz holds a BA in economics and an MA in industrial engineering from Ben Gurion University.

Charles M. Weidhas. Mr. Weidhas has served as Chief Operating Officer (COO) since July 2016. He previously served as CEO of ICL Industrial Products (2013-2016), and also serves as Chairman of TAMI IMI R&D Institute. Mr. Weidhas previously served as CEO of ICL Performance Products (2007-2013), and held managerial positions with Monsanto and Solutia. Mr. Weidhas holds a B.Sc. in Chemical Engineering and an MBA from Northeastern University.

Kobi Altman. Mr. Altman has served in his position since April 2015. Mr. Altman serves as a director on the Board of ICL Israel Ltd. – a subsidiary of the Company. Mr. Altman previously held several senior positions at Teva Pharmaceutical Industries Ltd. (2006-2015). Mr. Altman is a Certified Public Accountant in Israel and holds a BA in Accounting and Economics from Bar Ilan University and an MA in Economics from Bar Ilan University.

Rani Lobenstein. Mr. Lobenstein has served in his position since July 2016. Before Joining ICL in 2014, he served as Chief of Staff and senior advisor to the Director General of the Israeli Ministry of Finance (2002-2007). He served as CEO of ASIC, a subsidiary of Israel Corporation, where he served as a member of management between 2008 and 2014. In addition, Mr. Lobenstein served as Vice President for Strategy and Regulatory Affairs in OPC Rotem between 2010 and 2014. Mr. Lobenstein holds a B.Sc. in economics and agriculture from the Hebrew University of Jerusalem, and an MBA (financing) from the Israeli branch of Manchester University.

      Family Relationships

There are no family relationships between any members of our executive management and our directors.

      Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were elected.

B.  COMPENSATION

Under the Israeli Companies Law and regulations promulgated thereunder (collectively, the "Companies Regulations" or “Compensation Regulations”), the compensation of directors must comply with the Company's compensation policy and requires the approval of the HR & Compensation Committee, the Board of Directors and the shareholders, in that order. The Companies Regulations set minimum and maximum amounts of cash compensation, depending on the size of the company, or cash and/or equity compensation at a certain ratio to the compensation paid to other directors who are not controlling shareholders or employed thereby and who are not employed by the Company (collectively, "Other Directors").

Directors who are employees of Israel Corp. do not receive additional cash compensation for their services as directors. Instead, such fees are included in the annual management fees we pay to Israel Corp. pursuant to our agreement with it. As of January 1, 2018, subject to approval by the general meeting of shareholders, scheduled to convene on April 24, 2018, the management fees paid to Israel Corp. will include, among other things, all compensation components, in equity (or the economic benefit thereof) and in cash, for the services of Company directors who are officers of Israel Corp.

In February 2015, at the general meeting of our shareholders, our shareholders approved, following approval of our Compensation Committee and Board of Directors, the transition to a mechanism for determination of a relative compensation (pursuant to Regulation 8A(b) of the Compensation Regulations), to replace the fixed compensation that had prevailed in the Company until then. The relative compensation format included a fixed annual compensation in cash and an attendance fee. Approval was also given for the grant of equity compensation in restricted shares at a fixed annual value. It was further determined that the components and amounts of relative compensation will apply identically to all directors (other than directors who are Company officers and directors on behalf of Israel Corp.), including two “Other Directors” as defined in the Compensation Regulations and as detailed below (the “Directors Entitled to Relative Compensation”). The said general meeting also approved the reappointment of two external directors, and the general meeting’s approval respecting the adoption of the relative compensation and equity compensation was made by a special majority of the minority shareholders pursuant to Section 239(b) of the Companies Law (the “February 2015 General Meeting”). In addition to adoption of the relative compensation mechanism and the equity compensation, and determination that the ratio of the compensation of the Directors Entitled to Relative Compensation will be  identical, the February 2015 General Meeting approved another principle, whereby in case a change occurs “from time to time” in the directors’ compensation (including additional grants of equity compensation), which would require shareholder's approval under Israeli law, such change will apply to all directors, whether external directors or not.

On November 8 and 11, 2015, our HR & Compensation Committee and the Board of Directors, respectively, and on December 23, 2015, the General Meeting of Shareholders, approved, by a special majority of the minority shareholders pursuant to Section 239(b) of the Companies Law, an increase of the relative compensation amount in cash to be paid to each of the directors (excluding directors employed by the Company or Israel Corp.), who serve from time to time, at a fixed annual amount of NIS 365,000 (approximately $93,088 on the date of the shareholders' approval), and a per meeting attendance fee equal to the lowest fee payable to external directors of companies of the size of ICL pursuant to the Compensation Regulations, as amended from time to time. The said amount is, as of the date of the shareholders' approval and as of the date of this report, NIS 2,391 (approximately $610) and NIS 2,439 (approximately $670), respectively, per meeting for directors who do not meet the qualifications of an expert director, and NIS 3,180 (approximately $811) and NIS 3,244 (approximately $930), respectively, per meeting for directors who meet the qualifications of an expert director. The cash compensation set for the years 2017-2018 is the compensation set in the general meeting of our shareholder held on December 23, 2015, as detailed above. It was further approved by the authorized organs, in their meetings set forth above, to allocate restricted shares at a fixed annual amount which was also increased on the same occasion. The increase of the cash annual compensation and the equity annual compensation applies to the Directors Entitled to Relative Compensation (including “Other Directors” as defined in the Compensation Regulations), and including the external directors. The aforementioned authorized organs further approved that the directors employed by Israel Corp. and Mr. Aviad Kaufman will assign their restricted shares (or the economic benefit thereof) to Israel Corp. and that Mr. Aviad Kaufman will also assign to Israel Corp. the 9,078 restricted shares that were granted to him pursuant to the February 26, 2015, General Meeting's approval. Furthermore, pursuant to the abovementioned approval of the General Meeting, Mr. Aviad Kaufman has assigned the cash compensation paid him by the Company unto Millennium.

In light of certain doubts which arose at the Company with respect to the manner of interpretation and implementation of the mechanism of the relative compensation paid to the Company’s external directors by virtue of the Companies Regulations as aforesaid, the Company has recently applied to the Israel Securities Authority to receive its position in the matter.

On November 20 and 22, 2016, our HR & Compensation Committee and the Board of Directors, respectively, and on January 3, 2017, our shareholders at the General Meeting of Shareholders, approved an equity grant for 2017, by way of allocation of 18,303 restricted shares to each of our directors, at the amount of NIS 310,000 (excluding the Chairman of the Board, Mr. Johanan Locker), who serve from time to time, for no consideration, in accordance with the Company’s Equity Compensation Plan (2014), as amended in June 2016. The shares are subject to restriction pursuant to Section 15C of the Israeli Securities Law, 5728-1968 (the “Securities Law”).Furthermore, the aforementioned authorized organs approved that the directors employed by Israel Corp. and Messrs. Ron Moskovitz and Aviad Kaufman will assign their restricted shares (or the economic benefit thereof) to Israel Corp. and that Mr. Ron Moskovitz will assign the cash compensation paid to him by the Company unto Millennium. Accordingly, 54,909 shares were allocated to Israel Corp. For further information on the fair value of the restricted shares, see Note 22 to our consolidated financial statements.

On November 27, 2017, and December 5, 2017, our HR & Compensation Committee and the Board of Directors, respectively, and on January 10, 2018, our shareholders at the General Meeting of Shareholders, approved an equity grant for 2018, by way of allocation of 22,080 restricted shares to each of our directors (excluding the Chairman of the Board, Mr. Johanan Locker), who serve from time to time, for no consideration, at the amount of ILS 310,000 in accordance with the Company’s Equity Compensation Plan (2014), as amended in June 2016. The shares are subject to restriction pursuant to Section 15C of the Securities Law. With respect to Dr. Miriam Haran, whose term of office shall end in August 2018, 14,793 restricted shares were allocated, reflecting her entitlement for the relative part of 2018. With respect to Messrs. Geoffrey Merszei and Yaacov Dior, whose term of office ended on February 13 and 26, 2018, respectively, no shares were allocated in the framework of this allocation. Furthermore, Messrs. Avisar Paz, Sagi Kabla and Aviad Kaufman have waived in advance their entitlement to the equity compensation approved respecting them, and were therefore not allocated shares as aforesaid. Accordingly, a total of 110,400 restricted shares were allocated to 5 directors. For further information on the fair value of the restricted shares, see Note 22 to our consolidated financial statements.

On February 25, 2018, our Board of Directors, after having discussed the recommendation of the search committee headed by our Executive Chairman of the Board, Mr. Johanan Locker, resolved to appoint Mr. Raviv Zoller to the office of Chief Executive Officer (CEO) of the Company. The date of Mr. Zoller’s entry into office has yet to be determined. Mr. Zoller will serve as CEO of the Company, on a full-time (100%) basis. Mr. Zoller’s terms of office and employment were approved by our HR & Compensation Committee and Board of Directors on February 22 and 25, 2018, respectively, subject to approval by the general meeting of our shareholders. A general meeting for approval of the said terms of office and employment was summoned for April 24, 2018. The proposed terms of employment, as published by the Company at the Proxy Statement for the general meeting, filed by the Company on March 7, 2018, are as follows: (a) annual base salary of NIS 2,400 thousand (approx. $690 thousand); (b) annual cash bonus in accordance with ICL’s bonus plan and Compensation Policy. Mr. Zoller’s Target Bonus was set at NIS 2,500 thousand (approx. $715 thousand), with the maximum annual bonus set at the amount of NIS 3,750 thousand (approx. $1,100 thousand); (c) an annual equity compensation framework at the amount of NIS 4,000 thousand (approx. $1,150 thousand), as well as an annual equity grant for 2018 at a total amount of NIS 4,000 thousand (approx. $1,150 thousand), which will be granted to Mr. Zoller on the date of assumption of office, comprising half of options exercisable into Company shares at a value of NIS 2,000 thousand (approx. $575 thousand), and half of restricted shares at a value of NIS 2,000 thousand (approx. $575 thousand). The options and restricted shares will vest in three equal tranches as follows: one third upon the lapse of 12 months after the grant date, one third upon the lapse of 24 months after the grant date, and one third upon the lapse of 36 months after the grant date. The effective exercise period of the options shall commence upon their vesting and conclude upon the lapse of 7 years after the grant date. The options and restricted shares will be granted in accordance with the provisions of the Company’s 2014 equity plan, as amended in June 2016, and will be allocated to Mr. Zoller in accordance with Section 102 of the Israeli Income Tax Ordinance, under the capital gains route. The exercise price of the options will be determined according to the average share price on TASE in the 30 trading days immediately preceding the grant date; (d) Mr. Zoller will be entitled to an advance notice period of 12 months in case of termination by the Company (not for cause), and will be required to give the Company a 6 months advance notice in case he resigns. During such advance notice period Mr. Zoller may be required to continue working for ICL, and therefore Mr. Zoller would continue to be entitled to all of his compensation terms, excluding an annual bonus in respect of the advanced notice period and excluding an equity grant, to the extent granted during such advance notice period; (e) in addition, in case of termination of office,  Mr. Zoller will be entitled to an additional bonus equal to his last his last salary multiplied by the number of years that he served as ICL’s CEO; (f) Mr. Zoller is entitled to all other cash and non-cash benefits payable to our senior executives pursuant to our policies in effect from time to time, including but not limited to, pension, study fund, disability insurance, company car, etc., as well as the exemption, insurance and indemnification arrangements applying to the Company’s senior executives.

The aggregate compensation amount granted to all of the members of our senior management (Global Executive Committee – GEC) as of December 31, 2017 was approximately $10 million for the year 2017.

The following table and accompanying footnotes describe the compensations granted for the year 2017 to the five highest earning senior officers in ICL.

	Details of the Recipient			Payments for services
Name	Position	Scope of position	Holding in equity	Base Salary(1)	Compensation (2)	Bonus(3)	Equity based compensation(4)	Total
US$ thousands
Asher Grinbaum (5)	Acting CEO, ICL, as of September 2016	100%	*	460	699	346(6)	796	1,840
Johanan Locker (7)	Chairman of the Board as of August 2016	100%	*	534	747	522(8)	463	1,732
Eli Glazer(9)	President, ICL Specialty Solutions segment, as of February 2017	100%	*	356	745	391	408	1,544
Charles Weidhas(10)	Chief Operating Officer (COO) as of July 2016	100%	*	365	719	240	373	1,332
Kobi Altman(11)	Chief Financial Officer (CFO) as of April 2015	100%	*	391	538	294	465	1,297

* Less than 1%

(1) The annual basic salary for the officers in the above table was calculated according to their actual term of office in the Company in 2017.

(2) The salary and salary ancillaries component set out in the above table includes all of the following components: salary, social benefits, customary social and related provisions, company car, relocation expenses, rent and indemnification for tax payments in case of transfer abroad, payments during advance notice period pursuant to the terms of employment agreements inasmuch as relevant and reimbursement of telephone expenses. Compensation is in accordance with our compensation policy.

(3) The bonuses to officers, including the top-five earners in 2017, were approved by our HR & Compensation Committee and Board of Directors on March 5 and 6, 2018, respectively. The bonuses approved are in accordance with the provisions of our compensation policy.

(4) The expense or income for the share-based payment component was calculated according to IFRS.

(5) Mr. Asher Grinbaum serves as Acting CEO of ICL since September 11, 2016. As Acting CEO of ICL, Mr. Grinbaum’s terms of employment remained as they were in his last position in the Company – Executive Vice President and Chief Operating Officer (COO) prior to his appointment as Acting CEO. Mr. Grinbaum’s employment agreement (including amendments thereto), provides that Mr. Grinbaum’s basic salary will be updated twice a year according to the rise in the Consumer Price Index in the months that passed since such previous update. The employment contract is for an unlimited period and may be terminated by either party at any time by prior written notice. Mr. Grinbaum is entitled to an advance notice period of 6 months. According to the employment contract and the salary updates, as decided by our Board of Directors from time to time, Mr. Grinbaum’s monthly basic salary, as of 31 December 2017, is NIS 137,774 (approximately $35,600). Mr. Grinbaum is entitled, in addition to regular provisions for pension and severance, to additional severance pay at the rate of his last salary multiplied by the number of years that he served in ICL companies.

(6) The total annual bonus for 2017 to Mr. Asher Grinbaum, as specified in the above table reflects the outcome of implementation of the annual bonus formula as provided in the Company’s compensation policy and described in the “Annual Bonus” section below, as approved by our HR & Compensation Committee and Board of Directors on March 5 and 6, 2018, respectively. The formula was implemented in accordance with Mr. Grinbaum’s target bonus as was in his previous position as Executive Vice President and COO of the Company, but does not constitute a final approval of the annual bonus respecting said year. The annual bonus to be paid to Mr. Grinbaum for 2017, together with other compensation components, will be approved separately close to his retirement date, which has yet to be determined, and will be paid him after the approval of all of the Company’s organs as required by law. At such time when Mr. Grinbaum’s retirement terms are brought for approval of the Company organs as aforesaid, the Company shall issue an appropriate report and in accordance with law.

(7) Mr. Johanan Locker serves as director in the Company as of April 20, 2016, and as Chairman of our Board of Directors (at a scope of no less than 90% of a full-time position) as of August 15, 2016. Mr. Locker’s compensation terms were approved by our HR & Compensation Committee and Board of Directors on April 19, 2016, and on April 20, 2016, respectively. The said terms were approved by the general meeting of our shareholders on August 29, 2016, as follows: (1) annual base salary of NIS 1,920 thousand (approximately $500 thousand); (2) annual cash bonus according to ICL’s bonus plan and compensation policy – the target bonus is set at NIS 1,900 thousand (approximately $495 thousand); (3) annual equity compensation framework at the amount of NIS 1,800 thousand (approximately $470 thousand); (4) Mr. Locker will be entitled to an advance notice period of 12 months and will be required to give the Company a 6 months advance notice in case he resigns. During such advance notice period Mr. Locker may be required to continue working for ICL and therefore Mr. Locker would continue to be entitled to all of his compensation terms, including annual bonus; (5) in addition, in case of termination of service, Mr. Locker will be entitled to a bonus equal to his last monthly salary multiplied by the number of years that he served as ICL’s Executive Chairman; (6) Mr. Locker is entitled to all other cash and non-cash benefits payable to our senior executives pursuant to our policies in effect from time to time, including but not limited to, pension, study fund, disability insurance, company car, etc.

(8) On February 22 and 25, 2018, our HR & Compensation Committee and Board of Directors approved, respectively, subject to approval of our shareholders at the general meeting scheduled for April 24, 2018, a special bonus to Mr. Locker for 2017, in an amount that equals three (3) monthly salaries, , or. NIS 480,000 (approx. $138 thousand), in addition to the annual bonus for 2017, in the amount of NIS 1,330 thousand (approx. $384 thousand), as approved by our HR & Compensation Committee and Board of Directors on March 5 and 6, 2018, respectively, and as specified in the “Annual Bonus” section below. The HR & Compensation Committee and Board of Directors noted in their decision to grant such bonus that 2017 was an exceptionally challenging year, during which our Executive Chairman of the Board successfully led the crafting of our new Strategy, including the Company's business strategic direction and focus, all this in a complex working environment and while an acting CEO was temporarily serving. The HR & Compensation Committee and Board of Directors further noted that our Executive Chairman of the Board led our Board to effectively monitor and control the management's efficient execution of its strategic directions and resolutions, with the emphasis on the successful divestment of ICL's low synergy businesses executed with excellent results for the Company.

(9) Mr. Eli Glazer serves as President of ICL Specialty Solutions segment as of February 1, 2017. Mr. Glazer’s employment contract is for an unlimited period and may be terminated by either party at any time by advance written notice. According to the employment contract and the salary updates, as decided by our Board of Directors from time to time, Mr. Glazer’s annual basic salary, as of December 31, 2017, is EUR 315,000. In addition, Mr. Glazer is also entitled to regular provisions for pension and severance, as customary in Germany, his place of employment and residence. In 2017 a settling of accounts was finalized with Mr. Glazer regarding rounding-off of the severance fund he is entitled to. In light thereof, in 2017 the Company provided an additional amount of NIS 1,246 thousand (approx. $359 thousand) following the said settling of accounts with Mr. Glazer.

(10) Mr. Charles Weidhas serves as Chief Operating Officer (COO) as of July 1, 2016. Mr. Weidhas’ employment contract is for an unlimited period and may be terminated by either party at any time by prior written notice. Mr. Weidhas is entitled to an advance notice period and adjustment period of 6 months each and is entitled to life insurance and health insurance for himself and his family. Beginning on October 13, 2013, and for a period of 5 years thereafter, Mr. Weidhas is entitled to reimbursement of his rent. As of March 2016, Mr. Weidhas’ monthly base salary is paid in U.S. dollars. As of 31 December 2017, Mr. Weidhas’ monthly base salary is approximately $30,468. Mr. Weidhas is also entitled, as long as he resides in Israel, to maintain the net amount in respect of all payments made to him as would be obtained in the United States (tax equalization). In addition to the amount provided regularly for pension fund and severance pay, Mr. Weidhas is entitled to additional severance pay equal to his last salary multiplied by the number of his years of employment as President of ICL Industrial Products.

(11) Mr. Kobi Altman serves as ICL’s Chief Financial Officer (CFO) as of April 1, 2015. Mr. Altman’s employment agreement provides that Mr. Altman’s basic salary will be updated twice a year according to the rise in the Consumer Price Index in the months that passed since such previous update. The employment contract is for an unlimited period and may be terminated by either party at any time by advance written notice. Mr. Altman is entitled to an advance notice period of 6 months. According to the employment contract and the salary updates, as decided by our Board of Directors from time to time, Mr. Altman’s monthly basic salary, as of 31 December 2017, is approximately NIS 117,000 (approximately $33,428). In addition, Mr. Altman is entitled to all benefits customary in the Company, such as regular provisions for pension and severance, disability fund, company car, etc. Shortly after beginning his employment, in April 2015, Mr. Altman was granted a special equity bonus (as a signing bonus) of 59,391 restricted shares, the value thereof at the grant date was NIS 1,600 thousand, which will vest in April 2018.

The following table specifies the equity compensation details of each of the top-five earners among ICL’s senior officers, with respect to all equity compensation plans which the company had recognized an expense for in the period of the report, i.e. as of the equity compensation grant for 2014. The allocations to the top-five earners among ICL’s senior officers were made in the framework of annual compensation plans for Company executives and senior employees, under which restricted shares and non-negotiable, non-transferable option warrants were allocated for no consideration.

Year of grant	Approval dates	Offeree	Allocation date	Quantity of option warrants	Quantity of restricted shares	NIS exercise price (subject to adjustments)	Quantity of valid option warrants as at February 28, 2018	Weighted economic value of each option warrant (4)	Fair value of restricted shares	Exercise price of option warrants	Share price	Quantity of option warrants expired as at February 28, 2018	Notes
								On eve of allocation (NIS)		as at February 28, 2018 (NIS)
2014	Compensation Committee and Board: August 4 and 6, 2014, respectively	Asher Grinbaum(1)	September 27, 2014	95,129	22,250	28.71	95,129	6.57	28.09	25.6596	14.92	-	Exercise price of the option warrants is 92% higher than the share price on February 28, 2018; hence the option warrants are “out of the money”.
		Johanan Locker	NA
		Eli Glazer(1)	September 27, 2014	45,874	10,730	28.71	45,874	6.57	28.09	25.6596	14.92	-
		Charles Weidhas	September 27, 2014	95,129	22,250	28.71	95,129	6.57	28.09	25.6596	14.92	-
		Kobi Altman	NA
2015	Compensation Committee and Board: May 10 and 12, 2015, respectively	Asher Grinbaum(1)	July 12, 2015	137,363	23,200	27.76	137,363	4.55	26.94	26.1933	14.92	-	Exercise price of the option warrants is 86% higher than the share price on February 28, 2018; hence the option warrants are “out of the money”.
		Johanan Locker	NA
		Eli Glazer(1)	July 12, 2015	66,813	11,284	27.76	66,813	4.55	26.94	26.1933	14.92	-
		Charles Weidhas	July 12, 2015	137,363	23,200	27.76	137,363	4.55	26.94	26.1933	14.92	-
		Kobi Altman	July 12, 2015	137,363	82,591(2)	27.76	137,363	4.55	26.94	26.1933	14.92	-
2016	Compensation Committee and Board: May 16 and 17, 2016, respectively. Respecting Mr. Locker, general meeting approval : August 29, 2016	Asher Grinbaum(1)	February 14, 2017	114,065	37,592	17.22	114,065	5.83	17.69	16.711	14.92	-
Exercise price of the option warrants is 14% higher respecting Mr. Grinbaum and 15% higher respecting all others, than the share price on February 28, 2018; hence the option warrants are “out of the money”.

		Johanan Locker	August 29, 2016	186,335	55,215	17.05	186,335	4.19	15.42	16.0812	14.92	-
		Eli Glazer(1)	June 30, 2016	70,911	55,982	17.05	70,911	4.83	16.3	16.2012	14.92	-
		Charles Weidhas	June 30, 2016	133,747	39,632	17.05	133,747	4.83	16.3	16.2012	14.92	-
		Kobi Altman	June 30, 2016	145,549	43,129	17.05	145,549	4.83	16.3	16.2012	14.92	-

Year of grant	Approval dates	Offeree	Allocation date	Quantity of option warrants	Quantity of restricted shares	NIS exercise price (subject to adjustments)	Quantity of valid option warrants as at February 28, 2018	Weighted economic value of each option warrant (4)	Fair value of restricted shares	Exercise price of option warrants	Share price	Quantity of option warrants expired as at February 28, 2018	Notes
								On eve of allocation (NIS)		as at February 28, 2018 (NIS)
2017	Compensation Committee and Board: June 19 and 20, 2017, respectively. Respecting Mr. Locker, general meeting approval : August 2, 2017	Asher Grinbaum(1) (3)	June 20, 2017	128,627	42,089	15.31	128,627	5.17	15.8	14.9481	14.92	-
Exercise price of the option warrants is 11% higher respecting Mr. Locker and 3% higher respecting all others, than the share price on February 28, 2018; hence the option warrants are “out of the money”.

		Johanan Locker	August 2, 2017	164,916	52,910	16.49	164,916	5.46	17.01	16.2282	14.92	-
		Eli Glazer(1)	June 20, 2017	128,627	42,089	15.31	128,627	5.17	15.8	14.9481	14.92	-
		Charles Weidhas	June 20, 2017	128,627	42,089	15.31	128,627	5.17	15.8	14.9481	14.92	-
		Kobi Altman	June 20, 2017	128,627	42,089	15.31	128,627	5.17	15.8	14.9481	14.92	-

(1) Messrs. Asher Grinbaum and Eli Glazer are subject to “Rule 75”, provided in the Company’s equity plan, as amended in June 2016, whereby in case of termination of employment relations, and provided that the years of the offeree’s age plus his years of service with the Company equal or exceed 75, all option warrants and\or restricted share units and\or restricted shares allocated thereto and yet to vest until termination of the employment relationship shall become vested, and may be exercised into shares for a period of 12 months following the termination of employer-employee relations. Therefore, the amount specified in the overall compensation of the Company’s top-five earners, as pertains to Messrs. Grinbaum and Glazer, reflects the expense recorded by the Company in 2017 for the total of option warrants and restricted shares allocated thereto, based on generally accepted accounting principles. With respect to Messrs. Locker, Weidhas and Altman, to whom “Rule 75” does not apply at this stage, the amount specified in the table above reflects only the expense recorded by the Company in 2017 for the total of options and restricted shares allocated thereto, based on generally accepted accounting principles.

(2) Shortly after beginning his employment, in April 2015, Mr. Altman was granted a special equity bonus of 59,391 restricted shares, the value thereof at the time of such grant was NIS 1,600 thousand, which will vest in April 2018, as a signing bonus.

(3) At the date of this allocation Mr. Grinbaum served as Acting CEO of the Company. It would be clarified that the grant to Mr. Grinbaum was made according to the compensation terms to which he was entitled in his previous position, as EVP and COO of the Company.

(4) The economic value of the option warrants is determined according to the Black & Scholes model (except with respect to 2014, where it was determined according to the binomial model).

For further details respecting the equity compensation plans specified in the table above, including the vesting and expiration dates of the option warrants and\or restricted shares in each plan, see Note 22 of the consolidated financial statements for 2017.

Further to the grants information provided in the table above, after the balance sheet date, on March 5 and 6, 2018, our HR & Compensation Committee and Board of Directors, respectively, approved an equity compensation plan for senior managers and employees for 2018. The expense in the Company’s income statements due to the aforesaid grant will be recognized over the years 2018-2021, and therefore the above table, which specifies the compensation granted in 2017 to the Company’s top-five earners in said year does not include the aforesaid grant.  Mr. Grinbaum’s equity compensation for 2018 has yet to receive final approval. Final approval thereof, together with other compensation components, will be brought for approval by the authorized Company organs and in accordance with law close to his retirement date, which has yet to be determined. At such time when Mr. Grinbaum’s retirement terms are brought for approval of the relevant organs as aforesaid, the Company shall issue an appropriate report and in accordance with law. furthermore, the allocation of equity compensation to Mr. Locker is made in August of each year, subject to approval of the Company organs authorized by law. At such time when Mr. Locker’s equity compensation allocation for 2018 is brought for approval of all relevant organs, the Company shall issue an appropriate report and in accordance with law.

The Annual Bonus Component

Pursuant to our new compensation policy, as approved at a special meeting of the General Meeting of our Shareholders on August 29, 2016 (the “Company’s Compensation Policy”), a formula was established for the calculation of the annual bonus to our CEO and Chairman of the Board. With respect to our other officers, the new Compensation Policy provides that the annual bonuses may be determined by our HR & Compensation Committee and Board of Directors, by means of financial indicators and/or coefficients of meeting measurable targets (KPIs) and/or a qualitative evaluation.

On March 5 and 6, 2018, our HR & Compensation Committee and Board of Directors, respectively, approved an annual bonus to officers for the year 2017, including to the top-five earners in 2017 among ICL’s senior officers, in accordance with the Company’s Compensation Policy.

Pursuant to the Company’s Compensation Policy, the bonus formula respecting our CEO (the “Annual Bonus Calculation Formula”) is calculated according to multiplication of the CEO’s annual target bonus by the annual financial factor. The product of this multiplication will be updated upward or downward according to the CEO’s satisfaction of measureable quantitative personal targets set in the beginning of the year (KPIs), at a rate of 50%, and according to a qualitative evaluation of the CEO’s performance made by the Board, at a rate of 50%. The CEO’s target bonus represents the complete satisfaction (100%) by the CEO of all annual targets. The CEO's target bonus may be up to 120% of his annual salary.

The annual financial factor is calculated by adding two “sub-factors”, each having a weight of 50%. The first sub-factor is the outcome of the reported adjusted net profit for the relevant year (subject to further adjustments, if any, as approved by the HR & Compensation Committee and the Board), divided by the average reported adjusted net profit in the three preceding years. The second financial sub-factor is the outcome of the reported adjusted operating profit for the relevant year (subject to further adjustments, if any, as approved by the Compensation Committee and the Board), divided by the average reported adjusted operating profit in the three preceding years. In 2017, no further adjustments beyond those in this Annual Report were made to the reported adjusted net and\or operating profit, as reported in the annual financial statements, by the Compensation Committee and the Board.

As aforesaid, the annual bonus amount for 2017 to Mr. Grinbaum as specified in the above table reflects the outcome of implementation of the Annual Bonus Calculation Formula, as approved by our HR & Compensation Committee and Board of Directors on March 5 and 6, 2018, respectively. The Annual Bonus Calculation Formula was implemented according to Mr. Grinbaum’s target bonus as was in his previous position (prior to his appointment as Acting CEO) as Executive Vice President and COO of the Company, but does not constitute a final approval of the annual bonus for said year. The annual bonus actually paid to Mr. Grinbaum for 2017, together with other compensation components, will be approved separately close to his retirement date, which has yet to be determined, and will be paid him after approval of all of the Company’s organs as required by law. At such time when Mr. Grinbaum’s retirement terms are brought for approval of the Company organs as aforesaid, the Company shall issue an appropriate report and in accordance with law.

The annual bonus to our Chairman of the Board is calculated according to the Annual Bonus Calculation Formula (i.e., multiplication of the Chairman of the Board’s annual target bonus by the annual financial factor), however, the formula with respect to the Chairman does not include upward or downward updates according to the satisfaction of measureable quantitative personal targets and a qualitative evaluation. The Chairman’s target bonus represents the complete satisfaction (100%) by the Chairman of all annual targets. The target bonus of the Chairman of the Board, Mr. Johanan Locker, can amount to up to 120% his annual salary. The annual target bonus of the Chairman of the Board, Mr. Johanan Locker, for 2017, is NIS 1,900 thousand (approx. $495 thousand). ICL's financial factor for 2017 was 70%, accordingly, the annual bonus payout to the Chairman of the Board, Mr. Johanan Locker, for the year 2017, is NIS 1330 (approx. $384 thousand). The total bonus payout to Mr. Locker for 2017, which includes the annual bonus and the special bonus for 2017 (which is subject to the approval of our shareholders at the general meeting, as detailed above), is NIS 1,810 thousand (approx. $522 thousand).

According to the resolution of the HR & Compensation Committee and Board of Directors, for purposes of determining the annual bonuses for 2017, the Annual Bonus Calculation Formula was applied also to the Company's officers, including Mrrs. Glazer, Weidhas and Altman, while applying certain required changes in the formula, and as follows:

The annual bonus to Mr. Glazer was calculated according to the Annual Bonus Calculation Formula as aforesaid, only that as President of the Special Solutions Division, the financial factor applied to his formula comprised of 40% ICL's financial factor (70%), and 60% the Special Solutions division's financial factor, which is the outcome of the reported adjusted operating profit of the division for 2017, divided by the average reported adjusted operating profit of the division in the three preceding years. The weighted financial factor applied to Mr. Glazer's formula was 99%. The outcome of multiplying Mr. Glazer's target bonus with the weighted financial factor was updated according to a good satisfaction of his KPIs and to a qualitative evaluation of his performance.

The annual bonus to Mr. Weidhas was calculated according to the Annual Bonus Calculation Formula as aforesaid. The outcome of multiplying Mr. Weidhas' target bonus with ICL's financial factor (70%) was updated according to a good satisfaction of his KPIs and to a qualitative evaluation of his performance.

The annual bonus to Mr. Altman was calculated according to the Annual Bonus Calculation Formula as aforesaid. The outcome of multiplying Mr. Altman' target bonus with ICL's financial factor (70%) was updated according to a good satisfaction of his KPIs and to a qualitative evaluation of his performance.

         Pension, Retirement and Similar Benefits

The annual provision of the Company for pension or other retirement benefits for our senior management (GEC) in 2017 amounted to approximately $1 million.

C.  BOARD PRACTICES

      Board of Directors

According to our Articles of Association, we must have no less than seven and no more than twenty directors. Our directors are normally elected by our shareholders at our annual meeting. Our Board of Directors is also authorized to appoint directors in order to fill vacancies or for any other reason. Each of our directors, other than our external directors, serves from the date of election or appointment until our next annual meeting of the shareholders. According to our Articles of Association, a majority of the members of our Board must be both citizens and residents of Israel. The approval of at least a majority of the voting rights represented at a shareholders’ meeting and voting on the matter is generally required to remove any of our directors from office (other than external directors as detailed below).

As of the date of this Annual Report, our Board of Directors consists of nine directors. In the event of equal votes of our Board of Directors, our Chairman of the Board has the right to cast the deciding vote. Mr. Lior Reitblatt is an independent director, as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”). Board members Mses. Miriam Haran, Ruth Ralbag, Messrs. Reem Aminoach and Lior Reitblatt are independent directors under the rules applicable to U.S. companies listed on the NYSE. Board members Messrs. Johanan Locker, Avisar Paz, Aviad Kaufman, Sagi Kabla and Ovadia Eli are not considered independent directors by virtue of the positions they hold with our controlling shareholder or with the Company. Dr. Miriam Haran and Ms. Ruth Ralbag are “external directors” according to the Companies Law. We do not have service contracts with our current directors, excluding our Executive Chairman of the Board, Mr. Johanan Locker.

      External Directors

As a public Israeli company, we are required by the Israeli Companies Law to have at least two external directors who meet certain independence criteria to ensure that they are not related parties to the Company or to our controlling shareholder. The definition of “external director” under the Companies Law and the definition of “independent director” under the NYSE rules are very similar, and thus that we would generally expect a director who qualifies as one to also qualify as the other. However, since the definitions provided in Israeli law and U.S. law are not identical, it is possible for a director to qualify as one but not necessarily as the other.

An external director is required to have either financial and accounting expertise or professional qualifications, as defined in the relevant regulations promulgated under the Companies Law, and at least one of the external directors is required to have financial and accounting expertise. Our external director, Ms. Ruth Ralbag, has financial and accounting expertise as defined in the Regulations. An external director is entitled to reimbursement of expenses and compensation as provided in the Regulations promulgated under the Companies Law but is otherwise prohibited from receiving any other compensation from us, directly or indirectly, during his term of office and for two years thereafter.

Under the Companies Law, external directors must be elected at a shareholders’ meeting by a simple majority of the votes cast, provided that any of the following conditions is met: that such majority includes a majority of the votes cast by non‑controlling shareholders and shareholders who do not have a personal interest in the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder), or that the votes cast by such shareholders opposing the election did not exceed 2% of our aggregate voting rights. Generally, external directors serve for up to three terms of three years each, and our Audit and Accounting Committee and Board of Directors may nominate them for additional terms under certain circumstances. Even if an external director is not nominated by our Board of Directors for reelection for a second or third term, shareholders holding at least 1% of our voting rights have the right to nominate the external director for reelection, and in addition, the external director may nominate himself for reappointment. In such a case, the reelection can be approved without the approval of our controlling shareholder if it is approved by a majority of the votes cast by non‑controlling shareholders and shareholders who do not have a personal interest in the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) and the votes cast by such shareholders approving the election exceed 2% of our aggregate voting rights. The term of an external director may be terminated prior to expiration only by a shareholder vote, by the same threshold required for election, or by a court, but in each case only if the external director ceases to meet the statutory qualifications for election or if the external director breaches his duty of trust to us.

Under the Companies Law, all external directors must be members of the Company’s Audit Committee and Compensation Committee, as further detailed below.

As of the date of this report, we have two external directors: Dr. Miriam Haran, whose third term commenced on August 29, 2015, and Ms. Ruth Ralbag, whose first term commenced on January 10, 2018. On February 26, 2018, Mr. Yaacov Dior ceased serving as an external director of the Company, after completing two three-year terms in the Company.

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

In addition, our Board of Directors has determined that all members of our Audit and Accounting Committee are financially literate for purposes of meeting the NYSE rules and that Ms. Ralbag and Mr. Reitblatt are qualified to serve as “Audit Committee Financial Experts” as defined by SEC rules.

      Alternate Directors

Our Articles of Association, consistent with Israeli law, provide that any director may appoint another person who is not a director or another director to serve as his alternate director, subject to the approval of the Board of Directors. The term of an alternate director can be terminated at any time by the appointing director or the Board of Directors and automatically terminates upon the termination of the term of the appointing director. The Companies Law stipulates that an external director may not appoint an alternate director except under very limited circumstances. An alternate director has the same rights and responsibilities as a director, except for the right to appoint an alternate director. No alternate director was appointed during the reported period.

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

As of the date of this report, our Audit and Accounting Committee consists of three directors, and also includes our two external directors and our independent director, as follows: Ms. Ruth Ralbag (Chairperson, external director), Dr. Miriam Haran (external director) and Mr. Lior Reitblatt (independent director). In addition to meeting the requirements of Israeli law, our Audit and Accounting Committee also complies with the requirements applicable to U.S. companies that are listed on the NYSE and with SEC rules. All Committee members are also independent directors as this term is defined in SEC rules and the NYSE listing requirements. Our Board of Directors has determined that all the members of the Audit and Accounting Committee are financially literate as provided in the NYSE rules and that Ms. Ralbag and Mr. Reitblatt are qualified to serve as “audit committee financial experts” as defined by SEC rules.

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

Our HR & Compensation Committee consists of three directors and includes our two external directors and our independent director, as follows: Dr. Miriam Haran (Chairperson, external director), Ms. Ruth Ralbag (external director), and Mr. Lior Reitblatt (independent director). All Committee members are also independent directors as this term is defined in the NYSE listing requirements and SEC rules.

      Environment, Safety and Public Affairs Committee

Our Environment, Safety and Public Affairs Committee is not a statutory committee, and is designed to assist our Board of Directors in fulfilling its responsibilities respecting oversight of our environment and safety policies and programs, our community outreach programs and public relations and advocacy. Our Environment, Safety and Public Affairs Committee is not authorized to exercise any power of our Board of Directors. It consists of four directors: Mr. Reem Aminoach (Chairman), Dr. Miriam Haran, Mr. Ovadia Eli and Mr. Sagi Kabla.

      Operations Committee

Our Operations Committee is not a statutory committee, and is designed to assist our Board of Directors in fulfilling its responsibilities with respect to our equity management, business operations and strategy implementation, including reviewing M&A transactions and research and development strategy. Our Operations Committee is not authorized to exercise any power of our Board of Directors. The committee consists of six directors: Mr. Johanan Locker (Chairman), Mr. Avisar Paz, Mr. Sagi Kabla, Mr. Ovadia Eli, Mr. Reem Aminoach and Mr. Lior Reitblatt.

      Financing Committee

Our Financing Committee is not a statutory committee, and its purpose is to assist our Board of Directors in fulfilling its responsibilities with respect to our financing and equity management and operations, including loans, equity offerings debt and other financing vehicles. Our Financing Committee is not authorized to exercise any power of our Board of Directors. As of the date of this report, the Committee consists of three directors: Mr. Avisar Paz (Chairman), Mr. Sagi Kabla and Mr. Aviad Kaufman.

      Internal Auditor

Under the Companies Law, a Company’s Board of Directors is required to appoint an Internal Auditor pursuant to the recommendation of the Audit Committee. The role of the Internal Auditor is to examine, among other things, whether the Company’s actions comply with applicable law, company procedures and proper business procedures. Under the Companies Law, the Internal Auditor may not be an interested party, a director or an officer of the company, or a relative of any of the foregoing, nor may the Internal Auditor be the company’s independent accountant or a representative thereof. The Chief Internal Auditor oversees the work of various internal auditors acting on his behalf throughout the organization. As of the time of this report, our Chief Internal Auditor is Mr. Shmuel Daniel, who is a certified Internal Auditor and certified public accountant in Israel. The chief internal auditor has served in this position since August 1, 2014.

Insurance and indemnification

(1)     The Articles of Association of the Company and its Israeli subsidiaries include provisions that permit exemption, indemnification and insurance of the liability of officers, all in accordance with the provisions of the Israeli Companies Law.

The Company, with the approval of the Audit Committee, the Board of Directors and the General Meeting of the shareholders, granted its officers an exemption and letters of indemnification, and also has an insurance policy covering directors and officers. The insurance and the indemnity do not apply to those cases specified in Section 263 of the Israeli Companies Law. The exemption relates to damage caused and/or will be caused, by those officers as a result of a breach of the duty of care to the Company. The amount of the indemnification payable by the Company under the letter of indemnification, in addition to amounts received from an insurance company, if any, for all of the officers on a cumulative basis, for one or more of the events detailed therein, is limited to $350 million. The insurance is renewed annually.

On August 4 and 9, 2016, our Compensation Committee and Board of Directors, respectively, approved renewal of the insurance policy relating to our officers, currently in service with the Company or those who will serve with the Company from time to time, as well their liability in their offices in certain companies to which they have been or will be appointed to by the ICL Group, for a period of an additional year, valid as of September 1, 2016, and until August 31, 2017, as renewed by approval of our Audit and Finance Committee and Board of Directors, until December 31, 2017.

The insurance policy was renewed for an additional year beginning on January 1, 2018, and until December 31, 2018. The renewed insurance policy was approved by our shareholders at the general meeting of our shareholders, as a three-year framework resolution, on September 14, 2017, after approval by our Audit and Finance Committee and Board of Directors. The insurance policy includes a joint primary tier with Israel Corp. with a joint liability cap of up to $20 million, and a separate tier covering the Company alone, with a liability cap of up to $200 million, for a total liability limit of $220 million for both tiers. Under the terms of the framework resolution, our directors and officers are beneficiaries of both tiers. The policy provides the division of the premium amount between the Company and Israel Corporation in the joint tier was set, so that 70% will be paid by the Company and 30% by the Israel Corporation, in accordance with the terms of the framework resolution. As part of the said approvals, a total annual premium was also approved, at the amount of $900,000, which will be paid by the Company in respect of the aforementioned policy and does not exceed the maximum premium amount specified in the framework resolution. The terms of the new policy adhere to the terms of the framework resolution and of the Company's Compensation Policy. The coverage in effect as of the date of this report (including a shared tier with the parent company of up to $20 million) is at an aggregate amount of $220 million.

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

D.  EMPLOYEES

As of December 31, 2017, we had a workforce of 12,627 employees.

      Breakdown of Employees by Segments

2017	2016	2015
Essential Minerals	7,642	8,002	8,368
Specialty Solutions*	3,706	3,957	4,173
Global functions and headquarters	1,279	1,555	1,509
Total employees	12,627	13,514	14,050

* The information presented above includes approximately 100 employees relating to businesses scheduled to be divested. For additional information on divestitures currently in progress, see “Item 3 - Key Information— A. Selected Financial Data”.

      Geographic Breakdown of Employees

2017	2016	2015
Israel	4,673	4,861	4,812
China	2,413	2,816	3,057
Spain	1,281	1,294	1,300
Germany	1,012	1,157	1,170
UK	836	827	1,162
USA	817	895	1,011
Netherlands	593	639	576
Brazil	280	264	249
France	125	127	120
Other	597	634	593
Total employees	12,627	13,514	14,050

As at December 31, 2017, the Company’s workforce comprised of 12,627 employees compared to 13,514 employees as at December 31, 2016 – a decrease of 887 employees. The said decrease derives mainly from a decrease in the number of employees in the joint venture in China (YPH), in Israel, mainly in the companies Bromine Compounds Ltd. and Rotem Amfert Negev Ltd., and in Germany, mainly in BKG.

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

ICL Rotem, Fertilizers and Chemical Materials Ltd. (“FCM”), Dead Sea Magnesium and Bromine Compounds have collective bargaining agreements with termination dates ranging from January 2017 (an agreement that has not yet been renewed) up to 2022. The work agreement at ICL Dead Sea expired in September 2015, and at the present time, negotiations for its renewal are underway.

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

A small number of employees at ICL’s sites in Israel are employed by employment agencies for short terms. In addition, we have contracted in Israel with subcontractors for various outsourcing services such as security, packaging, maintenance, catering, cleaning and other services. In accordance with the decision of the boards of directors of ICL and its Israeli subsidiaries in October 2004, contractors who employ workers at ICL’s plants in Israel are required to give employees working on a regular basis for ICL salary terms beyond those required by law. Pursuant to this decision, the employers are obligated to grant these employees, in addition to a current salary that must be at least 5% higher than the minimum wage stipulated by law, other benefits such as uniforms and meals.

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

      Infrastructure, performance management processes and human resources development

In 2017, the Company expanded assimilation of the performance management infrastructure and human resources management. In this context, the Company is assimilating a uniform technological infrastructure for managing and developing human resources within all of its units worldwide, as well as globally uniform work processes. The assimilated system includes the administration of employees’ data, learning and training processes, and managing the performance of all of the Company’s employees. As at the date of the report, about 1,800 managers and employees are participating in a performance management process based on goals, performance evaluation, and group and individual development plans deriving from them. Assimilation of the global processes is expected to expand to include additional processes in the fields of compensation and communications, and to improve the relationship between performance and compensation.

E.  SHARE OWNERSHIP

      Share-based payments to employees - Non-marketable options

Grant date	Employees entitled	Number of instruments (thousands)	Issuance's details	Instrument terms	Vesting conditions	Expiration date

August 6, 2014, for ICL's CEO‑December 11,2014	Officers and senior employees	3,993	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan, to 450 ICL officers and senior employees in Israel and overseas.
Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company. In case of on the exercise date the closing price of an ordinary share is higher than twice the exercise price (the “Share Value Cap”), the number of the exercised shares will be reduced so that the product of the exercised shares actually issued to an offeree multiplied by the share closing price will equal to the product of the number of exercised options multiplied by the Share Value Cap.
					3 equal tranches: (1) One third on December 1, 2016 (2) One third on December 1, 2017 (3) One third on December 1, 2018	Two years from the vesting date.
	Former CEO	367	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan.
May 12, 2015, for ICL's CEO & Chairman of the BOD ‑ June 29, 2015	Officers and senior employees	6,729	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan, to 550 ICL officers and senior employees in Israel and overseas.	Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	The first and second tranches is at the end of 36 months after the grant date in the third tranche is at the end of 48 months after the grant date.
	Former CEO	530	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan.
	Former Chairman of BOD	404
June 30, 2016, for ICL's CEO & Chairman of the BOD‑September 5, 2016	Officers and senior employees	3,035	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan, to 90 ICL officers and senior employees in Israel and overseas.			June 30, 2023
	Former CEO	625	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan.
	Chairman of BOD	186
February 14, 2017	Acting CEO	114	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan.			February 14, 2024
June 20, 2017, for ICL's Chairman of the BOD – August 2, 2017	Officers and senior employees	6,868	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan to 498 ICL officers and senior employees in Israel and overseas.			June 20, 2024
	Chairman of BOD	165	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan.

                         Share-based payments to employees - Restricted shares

Grant date	Employees entitled	Number of instruments (thousands)	Vesting conditions (*)	Instrument terms	Additional Information	Fair value at the grant date (Million)

August 6, 2014, for ICL's CEO‑December 11, 2014	Officers and senior employees	922	3 equal tranches: (1) One third on December 1, 2016 (2) One third on December 1, 2017 (3) One third on December 1, 2018	An issuance for no consideration, under the 2014 Equity Compensation Plan, to 450 ICL officers and senior employees in Israel and overseas.	The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the grant date (the date approval of the BOD and/or the date of the approval of the General Meeting where required).	8.4
	Former CEO	86		An issuance for no consideration, under the 2014 Equity Compensation Plan.
February 26, 2015	ICL’s Directors (excluding ICL's CEO)	99	3 tranches: (1) 50% will vest August 28, 2015 (2) 25% will vest February 26, 2017 (3) 25% will vest February 26, 2018	An issuance for no consideration, under the 2014 Equity Compensation Plan, to 11 ICL Directors.		0.7
May 12, 2015, for ICL's CEO & Chairman of the BOD ‑ June 29, 2015	Officers and senior employees	1,194	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	An issuance for no consideration, under the 2014 Equity Compensation Plan, to 550 ICL officers and senior employees in Israel and overseas.		9.7
	Former CEO	90		An issuance for no consideration, under the 2014 Equity Compensation Plan.
	Former Chairman of the BOD	68
December 23, 2015	ICL’s Directors (excluding ICL's CEO& Chairman of the BOD)	121	3 equal tranches: (1) One third on December 23, 2016 (2) One third on December 23, 2017 (3) One third on December 23, 2018	An issuance for no consideration, under the 2014 Equity Compensation Plan, to 8 ICL Directors.		0.5

(*) The vesting date is subject to the employee entitled continuing to be employed by the Company and the directors continuing to serve in their positions on the vesting date, unless they ceased to hold office due to certain circumstances set forth in sections 231-232a and 233(2) of the Israeli Companies Law.

                         Share-based payments to employees - Restricted shares (cont'd)

Grant date	Employees entitled	Number of instruments (thousands)	Vesting conditions (*)	Instrument terms	Additional Information	Fair value at the grant date (Million)

June 30, 2016, for ICL's CEO & Chairman of the BOD‑September 5, 2016	Officers and senior employees	990	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	An issuance for no consideration, under the 2014 Equity Compensation Plan, to 90 ICL officers and senior employees in Israel and overseas.	The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the grant date (the date approval of the BOD and/or the date of the approval of the General Meeting where required).	4.8
	Chairman of the BOD	55		An issuance for no consideration, under the 2014 Equity Compensation Plan.
	Former CEO	185
January 3, 2017	ICL’s Directors (excluding ICL's Chairman of the BOD)	146		An issuance for no consideration, under the 2014 Equity Compensation Plan, to 8 ICL Directors. The value includes a reduction of 5% from the value of the equity compensation, pursuant to the decision of the directors in March 2016, to reduce their annual compensation for 2016 and 2017.		0.6
February 14, 2017	Acting CEO	38		An issuance for no consideration, under the 2014 Equity Compensation Plan.		0.2
June 20, 2017, for ICL's Chairman of the BOD – August 2, 2017	Officers and Senior employees	2,211		An issuance for no consideration, under the 2014 Equity Compensation Plan, to 494 ICL officers and senior employees in Israel and overseas.		10
	Chairman of BOD.	53		An issuance for no consideration, under the 2014 Equity Compensation Plan.		0.3
January 10, 2018	ICL’s Directors (excluding ICL's CEO& Chairman of the BOD)	125		An issuance for no consideration, under the 2014 Equity Compensation Plan, to 5 ICL Directors.		0.5

(*) The vesting date is subject to the employee entitled continuing to be employed by the Company and the directors continuing to serve in their positions on the vesting date, unless they ceased to hold office due to certain circumstances set forth in sections 231-232a and 233(2) of the Israeli Companies Law.

Share-based payments to employees

On February 25, 2018, the Company’s Board of Directors has resolved, after discussing the recommendation of the search committee headed by the Company’s Chairman of the Board, Mr. Johanan Locker, to appoint Mr. Raviv Zoller as Chief Executive Officer of the Company.

On February 22, 2018 and February 25, 2018, the Company’s HR & Compensation Committee and Board of Directors, respectively, approved an equity grant for 2018 to Mr. Raviv Zoller, comprised in half of non-marketable and non-transferrable options exercisable into Ordinary Shares and in half of restricted shares, in a total value of NIS 4 million (approx. $1.15 million). The grant is subject to the approval of the shareholders at the General Meeting expected to be held on April 24, 2018.

On March 5, 2018 and March 6, 2018, the Company’s HR & Compensation Committee and Board of Directors, respectively, approved an equity grant for 2018 of 6,072,242 non-marketable and non-transferrable options exercisable into Ordinary Shares, for no consideration and 1,802,811 restricted shares, to approximately 550 of the Company's officers and senior employees. The total fair value of the grant, based on an initial valuation of the options and restricted shares is NIS 53 million ($15 million).

The options and restricted shares will vest in three equal tranches: one‑third at the end of 12 months after the grant date, one‑third at the end of 24 months after the grant date and one‑third at the end of 36 months after the grant date. The expiration date of the options is 7 years from the grant date. Each option may be exercised for one ordinary share of NIS 1 par value of the Company. The ordinary shares issued as a result of exercise of the options have the same rights as the Company’s ordinary shares, immediately upon the issuance thereof. The options issued to the employees in Israel are subject to the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) and the regulations promulgated thereunder. The Company elected to execute the issuance through a trustee, under the Capital Gains Track.

The exercise price is set according to the average closing share price in TASE at the 30 trading days prior to the grant date and is linked to the CPI that is known on the date of payment. In a case of distribution of a dividend by the Company, the exercise price is reduced on the “ex‑dividend” date, by the amount of the dividend per share (gross), based on the amount thereof in NIS on the effective date.

Additional Information

For additional information regarding the 2014 Equity Compensation Plan and the grants in prior years made under the said Plan, see Note 22 to our audited consolidated financial statements.

For information with respect to share ownership of members of our Management and Supervisory Boards and our senior management see “Item 7 - Major Shareholders and Related (and Interested) Party Transactions”.

Item 7 – MAJOR SHAREHOLDERS AND RELATED (AND INTERESTED) PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table presents, as of March 1, 2018 (unless otherwise noted below),*** the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares and each of our directors and executive officers. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

	Ordinary Shares Beneficially Owned(1)		Special State Share
Shareholders	Number	%	Number	%
Israel Corporation Ltd.(2)	587,178,761	45.93%**	-	-
State of Israel(3)	-	-	1	100%
Johanan Locker	170,236	*	-	-
Avisar Paz	-	*	-	-
Aviad Kaufman	-	*	-	-
Sagi Kabla	-	*	-	-
Ovadia Eli	64,576	*	-	-
Miriam Haran	57,289	*	-	-
Lior Reitblatt	22,080	*	-	-
Reem Aminoach	22,080	*	-	-
Ruth Ralbag	22,080	*	-	-
Asher Grinbaum	280,127	*	-	-
Kobi Altman	307,902	*	-	-
Hezi Israel	119,911	*	-	-
Lisa Haimovitz	81,998	*	-	-
Yakir Menashe	163,784	*	-	-
Rani Lobenstein	25,111	*	-	-
Charles Weidhas	362,750	*	-	-
Ofer Lifshitz	184,260	*	-	-
Eli Glazer	218,848	*	-	-

* Less than 1%

** For additional information, please see section (2) below.

*** The information above is correct as of March 1, 2018. For details regarding the grant of equity compensation to senior executives and employees of the Company, including our officers, for the year 2018, as approved by our HR & Compensation Committee and Board of Directors on March 5 and 6, 2018, respectively, see “Item 6 - Directors, Senior Management and Employees— E. Share Ownership” and Note 22 to our Audited Financial Statements. For a detailed description regarding the equity compensation of our top-five earners for the year 2017, see also “Item 6 - Directors, Senior Management and Employees— B. Compensation”.

On June 19 and 20, 2017, our HR & Compensation Committee and the Board of Directors approved, respectively, subject to approval by the General Meeting of the shareholders, the granting of equity compensation to Mr. Johanan Locker, the Chairman of the Board, as part of a broader plan for the granting of equity compensation for the year 2017 to senior executives and employees of the Company. On August 2, 2017, the General Meeting of Shareholders approved the grant of 52,910 restricted shares and 164,916 options, for no consideration, to Mr. Locker. See “Item 6 - Directors, Senior Management and Employees— B. Compensation”.

On November 27, 2017, and December 5, 2017, our HR & Compensation Committee and the Board of Directors approved, respectively, and on January 10, 2018, approval was given by the General Meeting of the shareholders, of the equity grant for 2018, for no consideration, of 22,080 restricted shares to each of the Company's directors (excluding the Chairman of the Board, Mr. Johanan Locker and excluding Messrs. Geoffrey Merszei and Yaacov Dior, whose term of office ended in February 2018), in accordance with the Company’s compensation policy. The term of office of Dr. Miriam Haran is expected to end in August 2018, and she was therefore allocated 14,793 restricted shares, reflecting the relative period of 2018 during which she remains in office. Furthermore, Messrs. Aviad Kaufman, Avisar Paz, and Sagi Kabla, who are officers of our controlling shareholder, Israel Corporation Ltd., waived their equity compensation or the economic benefit thereof. See Note 26 to our Audited Financial Statements and “Item 6. Directors, Senior Management and Employees—E. Share Ownership”.

On June 19 and 20, 2017, our HR & Compensation Committee and the Board of Directors approved, respectively, the granting of 42,089 restricted shares and 128,627 options, without consideration, to our Acting CEO, Mr. Asher Grinbaum, as part of a broader plan for the granting of equity compensation for the year 2017 to senior executives and employees of the Company. The grant to Mr. Grinbaum is in accordance with the terms of compensation to which he was entitled in his previous office as Executive Vice President and COO.

(1) The percentages shown are based on 1,278,380,418 ordinary shares issued and outstanding as of the date of this report (after excluding shares held by us or our subsidiaries). In accordance with SEC rules, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to options that are exercisable within 60 days of the date of this report. Shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not considered outstanding for computing the percentage of any other person.

(2) Israel Corp. is a public company listed for trading on the Tel Aviv Stock Exchange (TASE). Based on the information provided by Israel Corp., Millenium Investments Elad Ltd. (“Millenium”) and Mr. Idan Ofer are considered as joint controlling shareholders of Israel Corp., for purposes of the Israeli Securities Law (each of Millenium and Mr. Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director of Millenium and has an indirect interest in it as the beneficiary of the foreign discretionary trust that has indirect control of Millenium). Millenium holds approx. 46.95% of the share capital in Israel Corp., which holds as at December 31, 2017 approx. 45.93% of the voting rights (excl. collar shares) and issued share capital of the Company. Millenium is held by Mashat Investments Ltd. (“Mashat”) and by XT Investments Ltd. (“XT Investments”), with 80% and 20% holding rates in the issued share capital,  respectively. (It is noted that Mashat granted XT Investments a power of attorney for a fixed period (which is extendable) to vote according to XT's discretion  at General Meetings of Millenium in respect of shares constituting 5% of the voting rights in Millenium). Mashat is a private company, wholly owned by a Dutch company, Ansonia Holdings Singapore B.V. (“Ansonia”). Ansonia is a wholly-owned subsidiary of Jelany Corporation N.V. (registered in Curaçao), which is a wholly-owned subsidiary of the Liberian company, Court Investments Ltd. (“Court”). Court is wholly owned by a foreign discretionary trust, in which Mr. Idan Ofer is the beneficiary. XT Investments, which directly holds approximately 2.25% of the share capital of Israel Corp., is a shareholder in Millenium as stated. XT Investments is a private company, held in full by XT Holdings Ltd. (“XT Holdings”), a private company whose ordinary shares are held in equal shares by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and by Lynav Holdings Ltd., a company that is controlled by a foreign discretionary trust in which Mr. Idan Ofer is a prime beneficiary. Mr. Ehud Angel holds, among other things, a special share that grants him, inter alia, under certain limitations and for certain issues, an additional vote on the Board of Directors of XT Holdings. In addition, Kirby Enterprises Inc., which is indirectly held by the same trust that holds Mashat, in which, as stated, Mr. Idan Ofer is the beneficiary, holds approximately 0.74% of the share capital of Israel Corp. Furthermore, Mr. Idan Ofer holds directly approximately 3.85% of the share capital of Israel Corp. Furthermore, XT Investments directly holds approximately 0.03% of the Company's capital (namely, 377,662 ordinary shares).

According to a Schedule 13G filed by Israel Corp. on February 14, 2018, as of December 31, 2017, the number of ICL's shares held by Israel Corp. does not include 21,343,448 ordinary shares, which are subject to certain forward sale agreements, as set forth on ICL's registration statement on Form F-1 (hereinafter – the forward agreements), filed with the Securities and Exchange Commission on 23 September 2014 (the "Financial Transaction"). Israel Corp. does not have voting rights or dispositive power with respect to the shares subject to the Financial Transaction, which have been made available to the financial entities (the “Forward Counterparties”) with whom it engaged in the Transaction. As at December 31, 2017, the closing period of the Financial Transaction has commenced, which is expected to be executed, subject to its terms, in installments at several closing dates that will occur over a period of approx. 1.75 years. In accordance with the terms of the Financial Transaction, Israel Corp. will not regain voting rights and dispositive power with respect to the said shares (“physical clearing”), in whole or in part, unless it informs the financial entities otherwise with respect to each relevant closing date. Even though Israel Corp. holds less than 50% of the Company’s ordinary shares, it still has decisive influence at the General Meetings of the Company’s shareholders and, effectively, it has the power to appoint directors and to exert significant influence with respect to the composition of the Company’s Board of Directors.

As of 31 December 2017, 401 million ordinary shares have been pledged by Israel Corporation to secure certain liabilities, almost entirely comprised of margin loans with an aggregate outstanding principal amount of $703 million.

(3) For a description of the different voting rights held by the holder of the Special State Share, see “Description of Share Capital—The Special State Share” in our registration statement on Form F-1 (File no. 333-198711) filed with the SEC on September 22, 2014.

(4) According to the annual statements of Nutrien Ltd., the controlling shareholder of PotashCorp, published on February 5, 2018, on January 24, 2018 the sale of the full holdings of PotashCorp in ICL was completed, at the amount of 176,088,630 Company shares, mainly to institutional bodies in Israel and the U.S.

(5) To the best of our knowledge, as of the date of the report, our shareholders registry includes one shareholder whose registered address is in the U.S., holding approximately 5.35% of our issued and outstanding ordinary shares. This data does not represent the portion of our shares registered in the U.S., nor the number of beneficiary shareholders residing in the U.S., as such ordinary shares are held, according to the registry, by an American nominee company, CEDE & Co. in Israel the TASE nominee company unto which most of our ordinary shares are registered according to our shareholders registry, is the Nominee Company of Bank Hapoalim Ltd.

B. RELATED (AND INTERESTED) PARTY TRANSACTIONS

      Approval of Related (and Interested) Party Transactions

Under the Companies Law, an interested party transaction may be approved only if it is for the benefit of the company. A transaction that is not an extraordinary transaction in which a director or officer has a personal interest requires the approval of the Board of Directors, unless the Articles of Association of the company provide otherwise. Our Articles of Association provide that such a transaction, if it does not pertain to a director’s or officer’s compensation terms, may be approved by any of our Board of Directors, our Audit and Accounting Committee, a disinterested director or officer or a person authorized for this purpose by our Board of Directors. If the transaction is an extraordinary transaction, it must be approved by the Audit and Finance Committee and the Board of Directors, and, under certain circumstances, by the shareholders of the Company. An “extraordinary transaction” is a transaction other than in the ordinary course of business, other than on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities.

Pursuant to the Companies Law, extraordinary transactions with the controlling shareholder and extraordinary transactions in which a controlling shareholder has a personal interest, require the approval of the Audit Committee, or the Compensation Committee if such transaction is in connection with the terms of employment or service with the company, the Board of Directors and the shareholders of the company. The shareholder approval must be by a simple majority of all votes cast, provided that (i) such majority includes a simple majority of the votes cast by non‑controlling shareholders having no personal interest in the matter or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed 2% of the total voting rights in the company.

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

Approval of Director and Officer Compensation

Under the Companies Law, we are required to approve, at least once every three years, a compensation policy with respect to our directors and officers. Following the recommendation of our Compensation and Human Resources Committee, the compensation policy must be approved by our Board of Directors and our shareholders. The shareholder approval must be by a simple majority of all votes cast, provided that (i) such majority includes a simple majority of the votes cast by non‑controlling shareholders having no personal interest in the matter or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed 2% of the total voting rights in the company. In general, the compensation terms of directors, the chief executive officer and any employee or service provider who is considered a controlling shareholder, as well as a relative of a controlling shareholder, must be approved separately by the Compensation and Human Resources Committee, the Board of Directors and the Shareholders. Generally, shareholder approval is not required for director compensation payable in cash up to the maximum amount set forth in the regulations governing the compensation of external directors. Generally, the compensation terms of other officers who report directly to the Chief Executive Officer require the approval of the Compensation and Human Resources Committee and the Board of Directors, unless the Compensation and Human Resources Committee approves that there is no material change to the terms of the compensation.

On May 17, 2016 and July 7, 2016, our Board of Directors approved, and recommended that the general meeting of our shareholders approve, an updated compensation policy for our directors and officers in accordance with the recommendation of our Compensation and Human Resources Committee in its meetings held on May 16, 2016 and July 5, 2016. The Company’s compensation policy was approved by the general meeting of our shareholders on August 29, 2016 (the “Compensation Policy”).

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

      Controlling Shareholder

As of December 31, 2017, Israel Corporation holds approximately 47.6% of our outstanding ordinary shares and approximately 45.93% of the voting rights of our Shareholders.

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

      Joint Insurance

On August 4 and 9, 2016, our Compensation Committee and Board of Directors, respectively, approved renewal of the insurance policy relating to our officers, currently in service with the Company or those who will serve with the Company from time to time, as well their liability in their offices in certain companies to which they have been or will be appointed to by the ICL Group, for a period of an additional year, valid as of September 1, 2016 and until August 31, 2017, as renewed by approval of our Audit and Finance Committee and Board of Directors, until December 31, 2017.

The insurance policy was renewed for an additional year beginning on January 1, 2018 and until December 31, 2018. The renewed insurance policy was approved by our shareholders at the general meeting of our shareholders, as a three-year framework resolution, on September 14, 2017, after approval by our Audit and Finance Committee and Board of Directors. The insurance policy includes a joint tier with Israel Corp. with a joint liability cap of up to $20 million, and a separate tier covering the Company alone of $200 million, with an aggregate liability cap of up $220 million. Under the terms of the framework resolution, our directors and officers are beneficiaries of both tiers. The policy provides the division of the premium amount between the Company and Israel Corporation in the joint tier was set, so that 70% will be paid by the Company and 30% by the Israel Corporation, in accordance with the terms of the framework resolution. As part of the said approvals, a total annual premium was also approved, at the amount of $900,000, which will be paid by the Company in respect of the aforementioned policy and does not exceed the maximum premium amount specified in the framework resolution. The terms of the new policy adhere to the terms of the framework resolution and of the Company's Compensation Policy. The coverage in effect as of the date of this report (including the shared tier with the parent company of up to $20 million) is at an aggregate amount of $220 million.

      Management Fees to Controlling Shareholder

We have been paying our parent company, Israel Corporation, annual management fees for management services, which include ongoing general consulting, such as professional, financial, advocacy, media, strategic and managerial consulting, and consulting and representation in regulatory discussions and issues. The parties may agree to expand the management services to additional areas.

The management agreement with Israel Corporation expired on December 31, 2017. Renewal of the management agreement was approved by our Audit and Accounting Committee and our Board of Directors on December 4 and 5, 2017, respectively, and was subject to approval by the annual general meeting of our shareholders scheduled to be held on January 10, 2018. In light of certain doubts which arose with respect to the manner of interpretation and implementation of the mechanism of the relative compensation paid to the Company’s external directors by virtue of the Israeli Companies Regulations (Rules respecting Compensation and Expenses to External Directors), 5760-2000, and the potential implications thereof, for the sake of caution, it was decided to remove the resolution to approve the management agreement, as well as certain other matters, from the agenda of the said annual general meeting (see our announcement regarding updates to the agenda of the general meeting, dated January 9, 2018, Ref: 2018-02-004213). Therefore, it was decided that the Audit and Accounting Committee, only in the presence of our new external director, Ms. Ruth Ralbag, our new independent director under Israeli law, Mr. Lior Reitblatt (who were appointed to our Audit and Accounting Committee following their recent election to the Board on the General Meeting at January 10, 2018), and Mr. Geoffrey Merszei, would review and approve the management agreement. Accordingly, the renewed management agreement was approved by the Audit and Accounting Committee and by the Board of Directors on January 17, 2018, subject to approval by the general meeting of our shareholders, in a manner whereby the annual management fees paid to Israel Corporation under the management fees agreement will remain at the amount $1 million plus VAT, which would constitute the maximum amount for management services rendered on behalf of Israel Corporation; it was further determined that such amount will include all compensation, both in equity and in cash, for the services of Company directors who are officers of Israel Corporation, so that during the period of the renewed management fees agreement the Company shall not pay any equity or cash compensation to its directors who are officers of Israel Corporation, beyond the said management fees, and all prior or other compensation arrangements relating to such directors were cancelled. In addition, the renewed agreement was amended so as to no longer include an increase of management fees to a threshold of $3.5 million plus VAT in case an executive chairman of the Board is appointed on behalf of Israel Corporation. The renewed management fees agreement is for a period of three years, beginning on January 1, 2018, and until December 31, 2020. All other provisions of the management agreement remained unchanged. The Compensation Committee will review, each year, the consideration for management services paid in the previous year as compared to the cost of management services in the reviewed year and whether there is a material gap between them. The renewed management fees agreement will be brought for approval of the general meeting scheduled for April 24, 2018.

In November 27, 2017 and December 5, 2017, our HR & Compensation Committee and the Board of Directors approved, respectively, and on January 10, 2018, approval was given by the General Meeting of the shareholders, for granting, without consideration, of 22,080 restricted shares to each of the Company directors (except for the Chairman of the Board, Mr. Johanan Locker and for Messrs. Geoffrey Merszei and Yaacov Dior, whose term of office ended in February 2018), in accordance with the Company’s compensation policy. Dr. Miriam Haran, whose term of office will end in August 2018, was granted 14,793 restricted shares, reflecting her entitlement for the relative portion of 2018 during which she will be in office). Messrs. Aviad Kaufman, Avisar Paz, and Sagi Kabla, who are officers of our controlling shareholder, Israel Corporation, waived their entitlement to capital compensation as aforesaid, and thus they were not allocated shares nor was such allocation, or the economic benefit thereof, assigned to Israel Corporation.

      Deposit agreement with the Controlling shareholder

For details regarding a deposit agreement with our controlling shareholder, Israel Corp., see Note 26 to our Audited Financial Statements.

      Relationships with Other Companies

For details respecting the entry of a subsidiary in our Specialty Solutions segment into a long-term agreement for the acquisition of food grade phosphoric acid with PotashCorp, which until January 2018 was an interested party of the Company, see Note 26 to Our Audited Financial Statements.

In 2013, the Company's Board of Directors authorized to certain subsidiaries in Israel to purchase electricity from OPC Rotem (a company related to the Company’s controlling shareholder).

In December 2017, each of the following: the Company, Oil Refineries Ltd. (a public company one of whose controlling shareholders is Israel Corporation Ltd., whose controlling shareholders are related to Kenon Holdings Ltd. (“Kenon”)), and OPC Energy Ltd. (a public company which, as conveyed to the Company, views Kenon as its controlling shareholders for purposes of the Israeli Securities Law), engaged in a gas purchase agreement with Energean Israel Limited (“Energean”), under which Energean will supply the Company with natural gas at a quantity of up to 13 BCM, at a value of $1.9 billion, over a period of 15 years. The agreement was examined and approved by an independent committee composed of external and independent directors of the Company on December 3, 2017, and thereafter by the Audit Committee and Board of Directors, on December 4 and 5, 2017, respectively. In light of certain doubts which arose with respect to the manner of interpretation and implementation of the mechanism of the relative compensation paid to the Company’s external directors by virtue of the Israeli Companies Regulations (Rules respecting Compensation and Expenses to External Directors), 5760-2000, which may have affected, among other things, the validity of the decision to engage in the gas agreement, the date for approval by the General Meeting of the shareholders, scheduled for January 10, 2018, was postponed. Accordingly, the Audit and Accounting Committee, in the presence of only Ms. Ruth Ralbag, Mr. Lior Reitblatt and Mr. Geoffrey Merszei, and the Company’s Board of Directors, have reapproved the agreement on January 17, 2018. The agreement was approved by the General Meeting of our shareholders on February 22, 2018. For further details regarding the gas agreement see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Principal Factors Affecting our Results of Operations and Financial Condition”.

The table below sets forth certain income statement information with respect to balances of our related party transactions.

For the year ended December 31
2017	2016	2015
$ millions	$ millions	$ millions

Sales	6	35	32
Cost of sales	97	113	127
Selling, transport and marketing expenses	8	7	9
Financing expenses (income), net	(9)	-	22
Management fees to the parent company	1	1	2

The table below sets forth certain balance sheet information with respect to balances of our related party transactions

As at December 31
2017	2016
$ millions	$ millions

Other current assets	38	8
Other current liabilities	191	20

The Company declares a dollar dividend that is paid in NIS, pursuant to the exchange rate on the effective date. The Company enters into hedging transaction in order to hedge the exposure to changes in the dollar/shekel exchange rate. The dividend paid to the Company’s controlling shareholder, Israel Corporation, is made partly based on the exchange rate on the effective date and partly based on the exchange rate on the date of distribution. In addition, the dividend paid to an interested party is made pursuant to the exchange rate on the date of distribution.

For additional information regarding our related party transactions, see Note 26 to our Audited Financial Statements.

Option Plans

For a description of the Option Plans see “Item 6 - Directors, Senior Management and Employees— E. Share Ownership”.

      C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

Item 8 – FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The fixed operating costs for the years ended December 31, 2017, 2016 and 2015 amounted to approximately $2,265 million, $2,304 million and $2,335 million, respectively. The variable operating costs for the years ended December 31, 2017, 2016 and 2015 amounted to approximately $2,524 million, $3,062 million and $2,305 million, respectively.

See “Item 18 - Financial Statements”.

      Business Concentration Law

On December 11, 2013, the Law for Encouragement of Competition and Reduction of Business Concentration, 5774-2013 (the “Business Concentration Law"), was published, which includes, among other things, provisions requiring regulators authorized to grant rights in areas defined as essential infrastructure in Israel, to take into account considerations for encouraging industry‑wide competition and reducing business concentration in the overall economy prior to granting rights in public assets to private entities defined as high‑concentration entities. The Business Concentration Law sets forth a list of "rights", including authorization, license, concession or permit and a contract, and also includes a list of matters defined as an essential infrastructure, including areas in which we are engaged, such as quarrying, mining, water, etc. The list of high‑concentration entities was published in accordance with the criteria provided in the Business Concentration Law, and ICL and its main subsidiaries in Israel are included therein, as aforesaid. In our estimation, inclusion of the Company and its main subsidiaries in Israel in the list of high‑concentration entities is not expected to have a significant adverse effect on us and its financial results. However, in light of the frequent changes in the regulatory environment in Israel and the existing uncertainty regarding the manner of granting rights in natural resources in a manner other than that provided in current legal provisions, among other things in relation to the manner of granting a concession for minerals extraction from the Dead Sea in 2030, as well as in relation to the granting of phosphate mining licenses, under the provisions of the Israeli Mining Ordinance, it is possible that our estimation will prove to be inaccurate.

      Price Monitoring

The prices of fertilizer‑grade phosphoric acid for local Israeli customers are regulated under the Supervision of Prices for Commodities and Services Law 1996. The quantity of these products sold in Israel by ICL Phosphate is not material to ICL.

In the United States and Brazil, import of magnesium and magnesium alloys from China is subject to anti-dumping duties imposed in order to protect the local industry in these countries, which are the main markets in which ICL Magnesium sells its products.

ICL and some of its subsidiaries have been declared a monopoly in Israel in the following areas: potash, phosphoric acid, sulphuric acid, ammonia, chemical fertilizers, phosphates, bromine and bromine compounds. Due to their having been declared monopolies, ICL is subject to limitations set forth in Chapter 4 of the Restrictive Business Practices Law, 1988, most significantly its prohibition on monopolies against abusing their positions as monopolies. In 2017 and 2016 approximately 3% and 4%, respectively, of our revenue derived from Israeli sales and, therefore, in our estimation, the abovementioned declaration does not have a material impact on us. We also have an internal antitrust compliance program.

      Legal Proceedings

      Tax Proceedings

1.
In June 2017, the Company received an assessment from the Israeli Tax Authority (ITA) whereby the Company is required to pay tax in addition to the amount it already paid in respect of the 2012‑2014 tax years, in the amount of about $50 million. The Company disputes the assessment and filed objection on it to the tax authorities. In the Company’s estimation, as at the date of the report, the Company has a sufficient provision in its books, in an immaterial amount.

2.
In January 2018, the Appeals Court for Tax matters in Belgium accepted an appeal filed by a subsidiary of ICL regarding allowance of certain expenses for deduction in prior periods. As a result, as part of the financial statements for 2017, the Company cancelled a provision, in the amount of about $28 million – about $25 million against “tax income” and about $3 million against “financing income” in the statement of income.

      Uncertain Tax Positions

The measurement of the estimated Tax provisions as at December 31, 2017, requires judgment of certain tax positions, which might result in additional tax payments demanded by the Tax authorities in future periods. A provision will be recorded only when the Company estimates that the chances of its positions to be accepted are lower than the chances they will be rejected. According to the Company’s estimation, the total potential tax exposure, for which no provision was recorded, amounts to about $150 million. In addition, it is possible that the tax authorities will come with additional tax positions that are not known to the Company at this stage.  Below are the Company’s main tax positions which compose the above estimated amount:

1)
The tax provisions for the years 2015 to 2017 in certain subsidiaries in Israel were calculated considering certain deductible costs such as: provision for waste removal, losses from exchange rate and interest expenses. Based on the Company’s experience, the Tax Authority could object to the Company's opinion of the eligibility to deduct all or part of those expenses.

2)
As described above, the Law for Taxation of Profits from Natural Resources is a new law that entered into effect with respect to the bromine, phosphate and magnesium minerals in 2016, while regarding the potash mineral, in 2017. As at the date of the report, no regulations had yet been issued under the Law, no circulars had been published and no court decisions had been rendered regarding the Law. The manner of application of the Law, including preparation of the financial statements for the mineral, requires interpretations and assumptions regarding a number of significant matters which require Management’s judgment.

Based on the interpretation of the law, the Company’s position is that the carrying amount of the property, plant and equipment in the financial statements of the mineral, regarding which a yield was provided at the rate of 14%, will be presented in accordance with generally accepted accounting principles on the basis of fair value revaluation on the date the Law enters into effect. Measurement of the property, plant and equipment, for this purpose, in accordance with historical values, would have resulted in an increase in the tax expenses. The Company believes that the chance that its position will be accepted is higher than the chance it will be rejected. The Tax Authority could demand additional payments in future periods, even in very significant amounts, as a result of different interpretation of applying the Law, including other matters aside of the measurement of the property, plant and equipment. As at the date of the report, in the Company’s estimation, the provision in the financial statements represents the best estimate of the tax payment the Company will incur with reference to the Law.

3)
The Industrial Enterprises owned by some of the Company's Israeli subsidiaries have a common line of production or meet other relevant criteria and, therefore, they file, together with the Company, a consolidated tax return in accordance with the Law for the Encouragement of Industry. In the Company’s opinion, Dead sea Magnesium in accordance with the conditions stipulated in the Law, can be reported in the  consolidated tax return and therefore the Company  utilizes DSM’ current losses for tax purposes against the taxable income of the other companies. It should be noted that in the last tax assessment agreement, the Tax Authority accepted this Company position.

4)
In January 2018, the Appeals Court in Belgium accepted an appeal filed by a subsidiary of ICL regarding allowance of certain expenses for deduction in prior periods. As a result, the Company cancelled in its 2017 financial statements a provision, in the amount of about $28 million. The Belgium Tax Authorities can appeal against this resolution and based on the Company's knowledge, they have already appealed in similar cases (not against the Company). It should be noted that as of the reporting date, the Belgium Tax Authorities didn’t appeal to the court (see Note 18D to our Audited Financial Statements).

5)
In June 2017, the Company received an assessment from the Israeli Tax Authority whereby the Company is required to pay tax in addition to the amount it already paid in respect of the 2012‑2014 tax years, in the amount of about $50 million. The Company disputes the assessment and filed objection on it to the tax authorities (see Note 18D to our Audited Financial Statements). In addition, there is a dispute with the Israeli Tax authorities regarding tax assessment for the years 2010-2015 for one of our downstream production companies in Israel of which the Tax authorities raised several issues around the eligibility to deduct certain expenses as well as meeting the Encouragement Law Criteria.

      Derivative Actions

1.
On July 10 and 19, 2016, two applications for certification of derivative actions were filed with the Economic Division of the Tel-Aviv District Court by two of our shareholders, with respect to the annual bonuses granted for the years 2014 and 2015 to our top-five highest-paid senior officers, including our CEO and Chairman of the Board at the time, alleging that such bonuses were granted in a manner deviating from our compensation policy and contrary to the Company’s best interest.

The first application, at an estimated amount of NIS 18 million (approximately $5 million), was filed against our top-five highest paid senior officers and, alternatively, against the members of our Compensation Committee, who approved the grant of the aforementioned bonuses. The Company was requested to demand the top-five highest paid senior officers to return all the bonuses, and should they fail to comply with this demand, file a claim against the aforementioned members of the Compensation Committee.

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

On December 6, 2016, the Court issued an order to dismiss the first application and to proceed with deliberation of the second application (the “Certification Application”).

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

On December 29, 2016, and in light of the decision of our Board of Directors, the Company and directors named as defendants in the Certification Application (former and/or current directors), filed a notice and motion relating to establishment of the External Committee, wherein the Court was requested to order suspension and/or temporary postponement of proceedings in the Certification Application in order, among other things, to allow the Committee to examine all aspects arising from the Certification Application and to formulate its conclusions and recommendations to our Board of Directors.

On January 15, 2017, the applicant in the Certification Application filed a reply to the motion respecting the Committee, wherein he objected to the motion being sustained, and on January 25, 2017 the Company and directors named as defendants in the Certification Application filed their response to the reply to the motion respecting the Committee.

On March 23, 2017, a preliminary hearing was held, wherein the applicant objected to the Special Committee’s report being submitted to the Court. The Court denied the objection and determined, among other things, that when the Committee concludes its work, the respondents may submit to the Court any motion at their discretion, in reference to the Committee’s conclusions. On March 29, 2017, the applicant filed an application with the Supreme Court for permission to appeal the decision of the District Court, wherein he requested the Supreme Court to reverse the District Court’s decision and order denial of the motion respecting the Committee. On May 8 2017, the Supreme Court denied the application for permission to appeal without requiring the response of the respondents in the proceeding.

On April 18, 2017 the Special Committee report was delivered, wherein the Special Committee recommended objecting to the Certification Application.

At its meeting held on April 26, 2017, our Board of Directors adopted the Special Committee’s report and the recommendations included therein in full, and instructed the Company’s counsel to file an objection to the Certification Application.

On June 6, 2017, the Company filed its response to the Certification Application, wherein the Court was requested to approve submission of the Special Committee’s report.

On 25 December, 2017, a hearing was held respecting the respondents’ motion to submit the Special Committee’s report, and on January 15, 2018, the Court denied the Company’s request to submit the Special Committee’s report.

Hence, on January 30, 2018, The Company filed an application for permission to appeal the decision, wherein it requested the Supreme Court to reverse the decision and rule that the Company may submit the Special Committee’s report.

On February 14, 2018, the other respondents in the Certification Application also filed with the Supreme Court their applications for permission to appeal the decision dated January 15, 2018; concurrent with filing the said applications for permission to appeal a joinder of claims was requested, whereby the said applications would be heard jointly with the application filed by the Company.

The Supreme Court determined that all applications necessitate a response and ordered such response to be submitted by March 11, 2018.

In addition, pursuant to the Court’s decision, the applicant must submit his response to the parties’ responses to the Certification Application by March 21, 2018.

In light of the early stage of this proceeding, wherein a response has yet to be submitted to the application for certification of the action as a derivative action, the chances and risks involved cannot be estimated. However, in most cases, an application for certification of a derivative action, even if approved, does not constitute any exposure to the Company (rather to the contrary – sustaining it would lead to enrichment of the Company’s coffers).

2.
On December 8, 2016, the Company received a motion for disclosure and review of documents, in accordance with Section 198A of the Israeli Companies Law. The motion was filed in the District Court in Tel Aviv by a shareholder of the Company, as a preliminary proceeding towards an application for certification of a derivative action with regard to the manner of management and discontinuation of the Harmonization Project (the global ERP project), which he claims allegedly led to write-off of the amount invested in the project. On January 17, 2018, the Court denied the motion and imposed upon the applicant the legal expenses incurred by the respondent and its attorneys’ fees. To the best of the Company’s knowledge, on February 15, 2018 an application for permission to appeal was filed with the Supreme Court regarding the District Court’s decision to deny the motion. The application for permission to appeal has not yet been served to the Company. After being served the said application for permission to appeal, the Company will review the application and submit its response to the Supreme Court, insofar as required to do so.

3.
On January 18, 2018, the Company was served an application filed by a shareholder for certification of a derivative action against three current and former officeholders. The application pertains to a judgment rendered in September 2017 (the “Judgment”) in a lawsuit filed in 2008 by Maatz - Israel National Roads Company Ltd. (“Maatz”) against DSW, involving damages caused to certain bridges in Israel in the late 1990s and early 2000s, allegedly as a result of potash spills from DSW trucks on their way to Eilat port. In October 2017, DSW filed an appeal of the Judgment with the Supreme Court, and Maatz filed a cross-appeal.

As part of the application, the Court is requested to determine that: (1) the officeholders breached their lawful duties to the Company and to DSW and that they must compensate the Company in the amount of ILS 20 million, which is the amount imposed upon DSW in the said Judgment; (2) the Company is entitled to additional monetary compensation at the full amount of damages and expenses incurred by it as a result of any future lawsuit filed by Maatz with respect to damages caused to other bridges, to the extent such future lawsuit is filed.
4.
On January 10, 2018, an application for certification of a derivative action was filed by a shareholder of Oil Refineries Ltd. (“Bazan”) with the Tel Aviv-Yafo District Court, against former and current board members of Bazan, OPC Energy Ltd. OPC Rotem Ltd., OPC Hadera Ltd. and the Company, (hereinafter, jointly: the “Additional Companies”), and against Israel Corporation Ltd., Mr. Idan Ofer and Mr. Ehud Angel (the “Application”).

The Application pertains to gas purchase transactions of the Group Companies, including the intercompany aspects thereof, which include a 2012 transaction involving Bazan for the purchase of natural gas from the Tamar gas field (the “Tamar Transaction”), as well as a transaction for the purchase of natural gas from Energean Israel Limited (the “Energean Transaction”).

The Company’s engagement in the Energean Transaction was approved by the general meeting of our shareholders on February 22, 2018.

In the Application, the applicant claims that:

The Energean Transaction:

In brief, according to the applicant, beyond the transaction with Energean, another transaction is necessary between the companies themselves with respect to the manner of distribution of the economic benefits obtained through the joint negotiations (hereinafter: “Intercompany Transaction”). According to the applicant, the lack of an Intercompany Transaction discriminates against Bazan and Bazan is not receiving its share in the economic benefits relative to its greater purchasing power and its contribution to the negotiations with Energean.

Among other things, the applicant argues that approval of the Transaction by Bazan’s general meeting is flawed by “concealing material details from the general meeting and based on a flawed economic and factual foundation, which negate the validity of the approval, even if given. The following are Bazan's contentions:

a.
The economic and factual foundation presented to the general meeting relates mainly to the transaction with the third party and not to the Intercompany Transaction, which is the reason approval of the general meeting was required from the outset;

b.	No intercompany procedure was carried out (or any other appropriate procedure for distribution of the intercompany benefits;
c.	No disclosure was made to the general meeting as to the aggregate scope of the benefit obtained jointly;
d.	No disclosure was made to the general meeting as to the economic price of the agreement which the Company could have achieved on its own, in light of its independent purchasing power;
e.
No disclosure was made to the general meeting as to the economic benefit realized by each company separately, considering its purchasing power and the contribution of each company to the joint negotiations.”

The main reliefs requested by the applicant in the Application in connection with the Energean Transaction are:

a.	Whether or not the transaction is approved by Bazan’s general meeting, to declare that the said transaction did not receive the necessary approvals as required by law.
b.	To declare that the approval of the general meeting, to the extent given, has no binding effect with respect to approval of the said transaction.
c.
To declare that no intercompany procedure was lawfully carried out, as pertains to the manner of distribution of the aggregate benefit obtained through the joint negotiations with a third party, and that the manner of distribution of the benefit was not brought for triple approval, including by the general meeting of Bazan, as required.

d.
To order that an intercompany procedure to be carried out, in a manner ensuring distribution of the benefits between the companies in accordance with their separate bargaining power, and to completely revoke the explicit or implied intercompany agreement with respect to the said transactions with Energean, as expressed in the prices set by each company vis-à-vis the third party (uniform prices according to the Perlman opinion – a determination which is also disputed according to the applicant).

e.
To the extent that pending resolution of the Action, the transaction is approved and executed, to order OPC Energy and the Company to compensate Bazan or return thereto the amounts of benefits which they gained, according to the applicant, at Bazan’s expense; to order that, added to such damage and\or restitution amounts as determined, will be a percentage factor of no less than 50% or, alternately, the total profit gained by Bazan’s controlling shareholders from the said transaction, whichever is higher.

f.
Alternately, insofar as there is an economic dispute and\or reasonable range regarding the manner of distribution of the benefit between the companies themselves, Bazan shall receive the benefit at the highest level as compared to the other companies, and\or payment for the gas supplied under this transaction, at the lowest rate, within the said range.

The Tamar Transaction

Regarding the Tamar transaction, the applicant argues that engagement in the Tamar transaction was not duly approved by Bazan, and makes further claims respecting this transaction, including in the matter of it being in the best interest of Bazan and according to market terms. With respect to the Tamar transaction, a declarative relief was requested, as well as reliefs pertaining to compensation of Bazan and/or restitution of the benefit amounts allegedly gained by the Company and the other parties to the transaction, at the expense of Bazan, in addition to a claimed factor.

The Company believes that the disclosure made in the proxy statement for the general meeting meets the legal requirements as pertain to required disclosure, and provides all information required by law in order to allow the shareholders to make their voting decisions.

The Company is reviewing the Application and considering its legal steps.

For information regarding significant claims and legal proceeding, which are pending against the Group, see Note 21 to our Audited Consolidated Financial Statements.

      Dividend policy

In May 2016, our Board of Directors updated our dividend distribution policy for 2016 and 2017 in a manner whereby our dividend distribution rate shall constitute up to 50% of the adjusted net profit, as compared to our previous dividend distribution policy of up to 70% of net profit. This update was made an additional measure designed to strengthen our financial position and in light of the ongoing volatility and uncertainty in the agricultural commodities market, and was designed to increase our shareholders’ certainty as relates to the distribution of dividends, while maintaining our financial stability. On March 6, 2018 our Board of Directors revisited the dividend distribution policy, and resolved that in the years 2018 and 2019 our dividend distribution rate shall continue to constitute up to 50% of the adjusted net profit. Our Board of Directors will revisit this policy upon conclusion of the said period. In addition, dividends will be paid out inasmuch as declared by our Board of Directors and may be discontinued at any time. Such changes could include either a reduction in the amount or the targeted dividend, or modification of the calculation formula.

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

The amount of distributable profits as of 31 December 2017 amounted to $2,361 million. The terms of certain of our existing liabilities require us to maintain a minimum level of the Company’s equity, which could restrict our ability to pay dividends in the future. See Note 16D to our Audited Consolidated Financial Statements for additional information regarding covenants in our loan agreements and their impact on our ability to pay dividends. In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits and only if there is no reasonable concern that such distribution will prevent us from meeting our existing and future obligations when they become due. Generally, dividends paid by an Israeli company are subject to an Israeli withholding tax. For a discussion of certain tax considerations affecting dividend payments, see “Item 10 - Additional Information— E. Taxation”.

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

Item 9 – THE OFFER AND LISTING

                   A. OFFER AND LISTING DETAILS

      New York Stock Exchange

The following table sets forth, the annual, quarterly and monthly range of the highest closing price and the lowest closing price of the Company's shares as they were reported by the New York Stock Exchange:

USD price per ordinary share
High	Low
Year Ended December 31:
2016	5.02	3.52
2017	4.95	3.85

Year Ended December 31, 2016:
Fourth Quarter	4.27	3.52
Year Ended December 31, 2017:
First Quarter	4.85	4.04
Second Quarter	4.75	4.02
Third Quarter	4.95	4.23
Fourth Quarter	4.51	3.85
Year Ended December 31, 2018:
First Quarter (up to March 5)	4.50	3.85

Month Ended:
September 30, 2017	4.61	4.23
October 31, 2017	4.51	4.14
November 30, 2017	4.27	3.85
December 31, 2017	4.24	3.93
January 31, 2018	4.50	4.03
February 28, 2018	4.46	3.85
March 31, 2018 (up to March 5)	4.43	4.16

On March 5, 2018, the last reported sale price of our ordinary shares on the New York Stock Exchange was $4.41 per share.

      Tel Aviv Stock Exchange

The following table shows the annual, quarterly and monthly ranges of the high and low per share sales price for our ordinary shares as reported by the TASE in NIS and U.S. dollars. U.S. dollar per ordinary share amounts is calculated using the U.S. dollar representative rate of exchange on the date to which the high or low market price is applicable, as reported by the Bank of Israel.

NIS price per ordinary share		USD price per ordinary share
High	Low	High	Low
Year Ended December 31:
2013	51.75	24.48	13.87	6.74
2014	31.97	25.01	9.21	6.36
2015	29.80	15.55	7.68	3.98
2016	18.87	13.36	5.01	3.51
2017	18.25	13.35	4.88	3.80

Year Ended December 31, 2016:
First Quarter	17.55	14.51	4.50	3.68
Second Quarter	18.87	14.70	5.01	3.77
Third Quarter	16.33	14.40	4.32	3.70
Fourth Quarter	16.51	13.36	4.32	3.51
Year Ended December 31, 2017:
First Quarter	18.25	15.33	4.82	4.11
Second Quarter	16.63	14.75	4.77	4.01
Third Quarter	17.58	14.22	4.88	4.06
Fourth Quarter	15.68	13.35	4.47	3.80
Year Ended December 31, 2018:
First Quarter (up to March 5)	15.94	13.57	4.67	3.89

Month Ended:
September 30, 2017	15.95	14.22	4.54	4.06
October 31, 2017	15.68	14.47	4.47	4.12
November 30, 2017	15.05	13.35	4.28	3.80
December 31, 2017	14.70	13.75	4.17	3.93
January 31, 2018	15.94	13.83	4.67	4.00
February 28, 2018	15.60	13.57	4.47	3.89
March 31, 2018 (up to March 5)	15.17	14.78	4.39	4.24

On March 5, 2018, the last reported sale price of our ordinary shares on the TASE was NIS 15.15 per share, or $4.38 per share (based on the exchange rate reported by Bank of Israel on such date, which was NIS 3.46 = $1.00).

                   B. PLAN OF DISTRIBUTION

Not applicable.

                   C. MARKETS

Our ordinary shares are listed on the NYSE and on the TASE under the symbol “ICL.”

                   D. SELLING SHAREHOLDERS

Not applicable.

                   E.  DILUTION

Not applicable.

                   F.  EXPENSES OF THE ISSUE

Not applicable.

Item 10 – ADDITIONAL INFORMATION

A. SHARE CAPITAL

As of December 31, 2017, our authorized share capital consisted of 1,484,999,999 ordinary shares, par value NIS 1 per share, of which 1,302,970,049 ordinary shares were issued and outstanding (including shares held by us or our subsidiaries), and 1 Special State Share, par value NIS 1 per share, issued and outstanding. All of our outstanding shares have been lawfully issued, are fully paid and are non-assessable. As of December 31, 2017, 24,589,791 ordinary shares were held by us or our subsidiaries. Shares acquired by our subsidiaries prior to February 2000 have both economic rights and voting rights. However, in accordance with Israeli law, ordinary shares issued to our subsidiaries or purchased by our subsidiaries after February 2000 have economic rights but not voting rights. Shares held by us have no economic rights or voting rights. Therefore, out of the ordinary shares held by us or our subsidiaries, 24,589,791 have no voting rights.

As of December 31, 2017, an additional quantity of approx. 19.6 million ordinary shares were issuable upon the exercise of outstanding options granted to our officers and employees at a weighted average exercise price of ILS 20.86 per share. For additional information about the issuance of options and restricted shares to officers and senior employees and their exercise in 2016-2017, as well as the allocation of restricted shares to directors and approval of the issuance of restricted shares to directors, see Note 22 to our Audited Financial Statements and “Item 6. Directors, Senior Management and Employees—E. Share Ownership”.

In 2015, 2016 and 2017, no options under our equity compensation plans were exercised.

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

Our Articles of Association also impose a periodic reporting obligation on us for the benefit of the holder of the Special State Share, regarding all asset‑related transactions approved by our Board of Directors during the three months prior to the date of the report, any changes in share capital ownership and any voting agreements among the Company’s shareholders signed during that period.

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

 C. MATERIAL CONTRACTS

Except as otherwise disclosed in this Annual Report, we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business. For additional information on divestitures currently in progress, see “Item 3 - Key Information— A. Selected Financial Data”.

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

 E. TAXATION

Israeli Tax Considerations

      A. Taxation of companies in Israel

1. Income tax rates

Presented hereunder are the tax rates relevant to the Company in the years 2015–2017:

2015 – 26.5%

2016 – 25%

2017 – 24%

2018 and after 23%

On December 22, 2016 the Israeli plenary Knesset passed the Economic Efficiency Law (Legislative Amendments for Achieving the Budget Targets for 2017 and 2018), 2016, which provides, among other things, for a reduction of the Companies Tax rate from 25% to 23% in two steps – the first step to the rate of 24% commencing from 2017 and the second step to the rate of 23% commencing from 2018 and thereafter, along with reduction of the tax rate applicable to “Preferred Enterprises” (see A.2.b below) regarding factories in the peripheral suburban areas, from 9% to 7.5%, as part of amendment of the Law for Encouragement of Capital Investments.

The current taxes for the periods reported are calculated in accordance with the tax rates shown in the table above.

2.   Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter – the Encouragement Law)

a) Beneficiary Enterprises

The production facilities of some of the Company’s subsidiaries in Israel (hereinafter – the Subsidiaries) have received “Beneficiary Enterprise” status under the Encouragement law, as worded after Amendment No. 60 to the Law published in April 2005.

The benefits granted to the company are mainly:

1)   Reduced tax rates

Regarding the “tax exemption” track, the Company chose 2005 as the election year, whereas regarding the “Ireland” track, which is subject to tax at the rate of 11.5%, the Company chose 2008 as the election year. 2012 was also elected though tax benefit on this election do not get into force due to reduction of turnover compared to the 3 year average turnover prior to that  year. The benefits deriving from a “Beneficiary Enterprise” under the "tax exemption" track ended in 2014 while the benefits deriving from the "Ireland" track ended in 2017.

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

The temporary difference related to distribution of a dividend from exempt income as at December 31, 2017, in respect of which deferred taxes were not recognized, is in the amount of $702 million.

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

2)   Accelerated depreciation

In respect of buildings, machinery and equipment used by the Approved Enterprise, the Company is entitled to claim accelerated depreciation as provided by law, including the Income Tax Regulations – Adjustments for Inflation (Depreciation Rates), 1986, commencing from the year each asset is placed in service.

b)   Preferred Enterprises

On December 29, 2010, the Israeli Knesset approved the Economic Policy Law for 2011‑2012, whereby the Encouragement law, was amended (hereinafter – the Amendment). The Amendment is effective from January 1, 2011 and its provisions will apply to preferred income derived or accrued by a Preferred Enterprise, as defined in the  Amendment, in 2011 and thereafter.

The Amendment does not apply to an Industrial Enterprise that is a mine, other facility for production of minerals or a facility for exploration of fuel. Therefore, ICL plants that are defined as mining plants and mineral producers will not be able to take advantage of the tax rates included as part of the Amendment. In addition, on August 5, 2013, the Law for Change in the Order of National Priorities, 2013, was passed by the Knesset, which provides that the tax rate applicable to a Preferred Enterprise in Development Area A will be 9% whereas the tax applicable to companies in the rest of Israel will be 16%. Pursuant to the amendment to the Encouragement law that was approved as part of the Economic Efficiency Law (Legislative Amendments for Achieving the Budget Targets for 2017 and 2018), 2016, the tax rate applicable to enterprises in the suburban areas was reduced from 9% to 7.5%. The Company has Preferred Enterprises at the tax rate of 7.5%.

On November 30, 2015, the Economic Efficiency Law was passed by the Knesset, which expanded the exception to all of an Enterprise’s activities up to the time of the first marketable product (for additional details – see Section 4 below). Nonetheless, tax benefits to which a Benefited Plant is entitled will not be cancelled in respect of investments up to December 31, 2012. Therefore, those plants will be able to utilize the tax benefits in respect of qualifying investments made up to December 31, 2012, in accordance with the provisions of the old law.

It is further provided in the Amendment that tax will not apply to a dividend distributed out of preferred income to a shareholder that is an Israeli‑resident company. A dividend distributed out of preferred income to a shareholder that is an individual or a foreign resident is subject to tax at the rate of 20%, unless a lower tax rate applies under a relevant treaty for prevention of double taxation.

3.   The Law for the Encouragement of Industry (Taxation), 1969

a)   Some of the Company’s Israeli subsidiaries are “Industrial Enterprise”, as defined in the above‑mentioned law.

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

4.   The Law for Taxation of Profits from Natural Resources

On November 30, 2015, the Knesset passed the Law for Taxation of Profits from Natural Resources (hereinafter – the Law), which entered into effect on January 1, 2016, except with respect to DSW, regarding which the effective date is January 1, 2017. The highlights of the Law are set forth below:

The total tax on natural resources in Israel will include three tax elements: royalties, Natural Resources Tax and Companies income Tax.

Royalties:

The rate of the royalties in connection with resources produced from the quarries, in accordance with the Mines Ordinance will be 5% (with respect to production of the phosphates, the royalty rate will be 5% of the value of the quantity produced – instead of 2%). Pursuant to the salt harvesting agreement signed with the Government on July 8, 2012, the parties agreed, inter‑alia, to an increase in the rate of the royalties from 5% to 10% of the sales, for every quantity of potash chloride sold by the Company in a given year, in excess of a quantity of 1.5 million tons. As part of the agreement, it was provided that if a law is enacted that changes the specific fiscal policy with reference to profits or royalties deriving from quarrying from the Dead Sea, the Company's consent to the increase of the rate of the royalties, as stated, will not apply. The Law entered into effect on January 1, 2016. For additional details – see Note 21C to our Audited Financial Statements.

Imposition of Natural Resources Tax:

The tax base, which will be calculated for every mineral separately, is the mineral’s operating income in accordance with the accounting statement of income, to which certain adjustments will be made, less financing expenses at the rate of 5% of the mineral’s average working capital, and less an amount that reflects a yield of 14% on the property, plant and equipment used for production and sale of the quarried material (hereinafter – the Yield on the Property, Plant and Equipment). On the tax base, as stated, a progressive tax will be imposed at a rate to be determined based on the Yield on the Property, Plant and Equipment in that year. For the Yield on the Property, Plant and Equipment between 14% and 20%, Natural Resources Tax will be imposed at the rate of 25%, while the yield in excess of 20% will be subject to Natural Resources Tax at the rate of 42%.

In years in which the Natural Resources Tax base is negative, the negative amount will be carried forward from year to year and will constitute a tax shield in the succeeding tax year. The above computations, including the right to use prior years’ losses, are made separately, without taking into account setoffs, for each natural resource production and sale activity.

Limitations on the Natural Resources Tax – the Natural Resources Tax will only apply to profits deriving from the actual production and sale of each of the following resources: potash, bromine, magnesium and phosphates, and not to the profits deriving from the downstream industrial activities. Calculation of the Natural Resources Tax will be made separately for every mineral. Nonetheless, regarding Magnesium, it was provided that commencing from 2017, upon sale of carnalite by DSW to Magnesium and reacquisition of a Sylvanite by‑product by DSW, Magnesium will charge DSW $100 per ton of potash which is produced from the Sylvanite (linked to the CPI).

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

Capital Gains Tax

Israeli law generally imposes a capital gains tax on the sale of capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of capital assets located in Israel, including shares of Israeli companies, by non‑residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli Consumer Price Index or a foreign currency exchange rate between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Israeli Residents

Generally, as of January 1, 2012, the tax rate applicable to capital gains derived from a sale of shares, whether listed on a stock market or not, is the regular corporate tax rate in Israel of 25% (commencing from January 1, 2017 – 24% and commencing from January 1, 2018 – 23%) for Israeli companies and 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12‑month period preceding such sale, the tax rate will be 30%. A “significant shareholder” is defined as one who holds, directly or indirectly, including together with others, at least 10% of any means of control in the company. However, different tax rates will apply to dealers in securities. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares.

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

Non‑Israeli Residents

Non‑Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside Israel, so long as such shareholders did not acquire their shares prior to the company’s initial public offering and the gains did not derive from a permanent establishment of such shareholders in Israel. However, shareholders that are non‑Israeli corporations will not be entitled to such exemption if Israeli residents hold an interest of more than 25% in such non‑Israeli corporation or are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non‑Israeli corporation, whether directly or indirectly.

In certain instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

In addition, pursuant to the Convention between the Government of the United States of America and the Israeli government with respect to taxes on income, as amended, or the U.S.‑Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.‑Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the U.S.‑Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless such person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12‑month period preceding such sale, exchange or disposition, subject to particular conditions, or the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel or is considered to be derived from or sale of Israeli real property interests for purposes of the U.S.‑Israel Tax Treaty. If a U.S. investor is not exempt from Israeli taxes under the U.S.‑Israel Tax Treaty, such U.S. investor may be subject to Israeli tax, to the extent applicable as described above; however, under the U.S.‑Israel Tax Treaty, such person may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in the U.S. laws applicable to foreign tax credits. The U.S.‑Israel Tax Treaty does not relate to U.S. state or local taxes.

      Taxation of Dividend Distributions

Israeli Residents

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends). The tax rate applicable to such dividends is 25% or 30% for a shareholder that is considered a significant shareholder at any time during the 12‑month period preceding such distribution. Dividends paid from income derived from Approved Enterprises or Benefited Enterprises are subject to withholding at the rate of 15%. Dividends paid from income derived from Preferred Enterprises are subject to withholding at the rate of 20%.

Israeli resident companies are generally exempt from tax on the receipt of dividends paid on our ordinary shares (excluding dividends paid from income derived from Approved or Benefited Enterprises).

Non‑Israeli Residents

Non‑residents of Israel are subject to income tax on income accrued or derived from sources in Israel, including dividends paid by Israeli companies. On distributions of dividends other than stock dividends, income tax (generally collected by means of withholding) will generally apply at the rate of 25%, or 30% for a shareholder that is considered a significant shareholder (as defined above) at any time during the 12‑month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Dividends paid from income derived from Approved or Benefited Enterprises are subject to withholding at the rate of 15%, or 4% for Benefited Enterprises in the Ireland Track. Dividends paid from income derived from Approved or Preferred Enterprises will be subject to withholding at the rate of 20%.

Under the U.S.‑Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who qualifies as a resident of the United States within the meaning of the U.S.‑Israel Tax Treaty is 25%. The treaty provides for reduced tax rates on dividends if (a) the shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and held such minimal percentage during the whole of its prior tax year, and (b) not more than 25% of the Israeli company’s gross income consists of interest or dividends, other than dividends or interest received from subsidiary corporations or corporations 50% or more of the outstanding voting shares of which is owned by the Israeli company. The reduced treaty rate, if applicable, is 15% in the case of dividends paid from income derived from Approved, Benefited or Preferred Enterprise or 12.5% otherwise.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to hold the ordinary shares. This discussion applies only to a U.S. Holder that holds the ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, any aspect of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) commonly known as the Medicare tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ordinary shares as part of a “straddle” or integrated transaction or persons entering into a constructive sale with respect to the ordinary shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax exempt entities, “individual retirement accounts” or “Roth IRAs":

•	Persons who acquired our ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons that own or are deemed to own 10% or more of our stock by vote or value; or
•	persons holding our ordinary shares in connection with a trade or business conducted outside of the United States.

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

Based on the manner in which we operate our business, we believe that we were not a PFIC  for 2017. However, because PFIC status depends on the composition and character of a company’s income and assets and the value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of securities of non-U.S. issuers, such as our ordinary shares, unless the securities are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ordinary shares

F.  DIVIDENDS AND PAYING AGENTS

Not applicable.

                   G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

In light of the listing of our ordinary shares for trade on the New York Stock Exchange (NYSE) within the framework of an initial public offering executed in 2014,we are subject to the informational requirements of the US Securities Exchange Act of 1934. Accordingly, we are required to file or furnish reports and other information with the SEC pursuant to the requirements applying to foreign issuers, including annual reports on Form 20-F and reports on Form 6-K.  You may inspect and copy reports and other information filed with or furnished to the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.  In addition, the SEC maintains a website that contains reports and other information about issuers, like us, that file electronically with the SEC.  The address of that website is www.sec.gov.

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

For financial assets and financial liabilities in currencies that are not the functional currency of our subsidiaries, our policy is to minimize this exposure as far as possible by the use of various hedging instruments. We do not hedge against severance pay liabilities or our tax results since they are long term exposures. We do not use hedging instruments to hedge the prices of our products. For hedging against price changes of energy products and marine shipping costs, projected income and expenses in currencies that are not the functional currency of our subsidiaries, and interest rates, our policy is to hedge, as described below.

We regularly monitor the extent of our exposure and the hedging rates for the various risks described below. The hedging policy for all types of exposure is discussed by our Board of Directors as part of the annual budget discussions, and our Board of Directors establishes our maximum exposure according to a value at risk model. Together with a report on the quarterly financial results, our Audit and Accounting Committee receives quarterly reports on exposure and hedging rates and determines if our hedging policy should be revised. Management implements our hedging policy with reference to the actual developments and expectations in the various markets.

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

For additional information about our hedging activities, see Note 24 to our audited consolidated financial statements.

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

We have a number of consolidated subsidiaries, whose functional currencies are their local currency—mainly the euro, the British pound, the Brazilian real, the Israeli shekel and the Chinese yuan.

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

The results for tax purposes for the Company and its subsidiaries operating in Israel are measured in NIS. As a result, we are exposed to the rate of the change in the U.S. dollar exchange rate and the measurement base for tax purposes (the NIS) in respect of these companies.

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

Explanations of the main changes between the periods

Exchange rate:

The asset in respect of the fair value of derivative instruments with respect to exchange rates as at December 31, 2016 amounted to about $8 million. As at December 31, 2017, the asset in respect of the fair value of the derivative instruments was about $63 million. As a result, income was recorded in the amount of about $55 million with reference to open transactions.

Energy:

The asset in respect of the fair value of derivative instruments for energy costs as at December 31, 2016 amounted to about $3.6 million. As at December 31, 2017, the asset in respect of the fair value of the derivative instruments was about $2.2 million. As a result, a loss was recorded in the amount of about $1.4 million with reference to open transactions.

Dry bulk marine shipping:

The asset in respect of the fair value of derivative instruments for dry bulk marine shipping as at December 31, 2016 amounted to about $0.4 million. As at December 31, 2017, the asset in respect of the fair value of the derivative instruments was about $1.9 million. As a result an income was recorded in the amount of about $1.5 million with reference to open transactions.

The tables below set forth the sensitivity of our derivative instruments and certain balance sheet items to 5% and 10% increases and decreases in the exchange rates as at December 31, 2017.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
USD/NIS	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(0.1)	(0.1)	1.4	0.1	0.1
Short term deposits and loans	0.0	0.0	0.1	0.0	0.0
Trade receivables	(5.9)	(3.0)	59.0	3.0	5.9
Receivables and debit balances	(3.9)	(2.0)	39.4	2.0	3.9
Credit from banks and others	3.3	1.6	(32.7)	(1.6)	(3.3)
Trade payables	28.9	14.4	(288.8)	(14.4)	(28.9)
Other payables	9.6	4.8	(96.3)	(4.8)	(9.6)
Long-term loans	7.8	4.1	(86.0)	(4.5)	(9.6)
Fixed rate debentures (series E)	42.8	22.4	(470.9)	(24.8)	(52.3)
Options	(35.6)	(9.1)	3.2	20.5	50.0
Forward	(39.1)	(20.5)	1.8	22.7	47.8
Swap	(52.9)	(27.4)	64.0	31.7	66.2
Total	(45.1)	(14.8)	(806.0)	29.9	70.2

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
CPI	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Short term deposits and loans	0.0	0.0	0.0	0.0	0.0

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
EUR/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(1.8)	(0.9)	17.9	0.9	1.8
Short term deposits and loans	(0.1)	0.0	0.7	0.0	0.1
Trade receivables	(24.6)	(12.3)	246.4	12.3	24.6
Receivables and debit balances	(0.1)	0.0	0.9	0.0	0.1
Long-term deposits and loans	(0.1)	(0.1)	1.1	0.1	0.1
Credit from banks and others	15.8	7.9	(157.6)	(7.9)	(15.8)
Trade payables	18.2	9.1	(182.1)	(9.1)	(18.2)
Other payables	7.7	3.8	(76.9)	(3.8)	(7.7)
Long-term loans from banks	2.9	1.4	(29.0)	(1.4)	(2.9)
Options	5.7	2.8	(1.8)	(3.1)	(6.7)
Forward	35.0	16.6	(2.6)	(15.0)	(28.7)
Swap	5.3	2.7	(0.6)	(2.5)	(5.1)
Total	63.9	31.0	(183.6)	(29.5)	(58.4)

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
GBP/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(0.7)	(0.3)	6.7	0.3	0.7
Trade receivables	(4.8)	(2.4)	47.8	2.4	4.8
Receivables and debit balances	0.0	0.0	0.1	0.0	0.0
Credit from banks and others	2.0	1.0	(20.3)	(1.0)	(2.0)
Trade payables	2.3	1.2	(23.0)	(1.2)	(2.3)
Other payables	1.5	0.7	(14.7)	(0.7)	(1.5)
Options	-	-	-	-	-
Forward	2.6	1.2	0.1	(1.1)	(2.2)
Total	2.9	1.4	(3.3)	(1.3)	(2.5)

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
GBP/EUR	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Forward	2.2	1.2	0.1	(1.3)	(2.7)

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
BRL/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(0.7)	(0.3)	6.5	0.3	0.7
Trade receivables	(3.1)	(1.5)	30.8	1.5	3.1
Trade payables	1.5	0.8	(15.5)	(0.8)	(1.5)
Other payables	0.2	0.1	(1.9)	(0.1)	(0.2)
Long-term loans from banks	3.0	1.5	(30.0)	(1.5)	(3.0)
Total	0.9	0.6	(10.1)	(0.6)	(0.9)

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
CNY/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(2.2)	(1.1)	21.6	1.1	2.2
Trade receivables	(9.2)	(4.6)	91.7	4.6	9.2
Trade payables	8.5	4.3	(85.3)	(4.3)	(8.5)
Other payables	2.1	1.0	(20.8)	(1.0)	(2.1)
Credit from banks and others	17.3	8.7	(173.3)	(8.7)	(17.3)
Forward	3.1	1.6	(0.7)	(1.8)	(3.8)
Long-term loans (CNY)	9.8	4.9	(98.1)	(4.9)	(9.8)
Total	29.4	14.8	(264.9)	(15.0)	(30.1)

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

Interest Rate Risk

We have loans bearing variable interest that expose our finance expenses and cash flows to changes in those interest rates. With respect to our fixed‑ interest loans, there is exposure to changes in the fair value of the loans due to changes in the market interest rate.

Our Finance Forum examines the extent of the hedging in order to adjust the structure of the actual interest to our expectations with regard to the anticipated developments in interest rates, taking into account the cost of the hedging. The hedging is implemented by using a fixed interest range and by hedging variable interest.

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the LIBOR rate as at December 31, 2017.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Fixed-USD interest debentures	58.2	29.6	(1,107.9)	(30.7)	(62.4)
Swap transactions	10.1	5.1	(2.7)	(5.3)	(10.8)
NIS/USD swap	33.1	22.4	64.0	(11.7)	(23.6)
Total	101.4	57.1	(1,046.6)	(47.7)	(96.8)

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

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the NIS interest rate as at December 31, 2017.

Sensitivity to changes in the shekel interest rate	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Fixed-interest long-term loan	3.7	1.9	(86.0)	(2.0)	(4.0)
Fixed rate debentures (series E)	20.1	10.2	(470.9)	(10.5)	(21.3)
NIS/USD swap	(25.9)	(13.1)	64.0	13.5	27.5
Total	(2.1)	(1.0)	(492.9)	1.0	2.2

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

The table below sets forth the sensitivity of instruments hedging energy price risks to 5% and 10% increases and decreases in energy prices as of December 31, 2017.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Energy hedges	2.1	1.0	2.2	(1.0)	(1.9)

The table below sets forth the sensitivity of instruments hedging energy price risks to 5% and 10% increases and decreases in energy prices as of December 31, 2016.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Energy hedges	2.2	1.1	3.6	(1.1)	(2.1)

Marine Shipping Price Risk

We purchase hedges on part of our exposure to marine bulk shipping prices. Hedging is executed by the appropriate personnel, after consultation with overseas experts.

The table below sets forth the sensitivity of instruments hedging marine shipping price risk to 5% and 10% increases and decreases in marine shipping prices as of December 31, 2017.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Marine shipping hedges	2.2	1.1	1.9	(1.0)	(2.1)

The table below sets forth the sensitivity of instruments hedging marine shipping price risk to 5% and 10% increases and decreases in marine shipping prices as of December 31, 2016.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Marine shipping hedges	1.8	0.9	0.4	(0.9)	(1.8)

Item 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

Item 13 – DEFAULTS, DIVIDEND ARRANGEMENTS AND DELINQUENCIES

Not Applicable.

Item 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

Item 15 – CONTROLS AND PROCEDURES

A. DISCLOSURE CONTROLS AND PROCEDURES

ICL’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of ICL’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, ICL’s disclosure controls and procedures were effective to ensure that the information required in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to its management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, including our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of ICL’s internal control over financial reporting as of December 31, 2017. In making this assessment, our management used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013 (COSO). Based on such assessment, our management has concluded that, as of December 31, 2017, ICL’s internal control over financial reporting is effective based on those criteria.

 C. Attestation Report of the Registered Public Accounting Firm

Somekh Chaikin, member firm of KPMG International, an independent registered public accounting firm, has audited and reported on the effectiveness of ICL’s internal controls over financial reporting as of December 31, 2017. See Somekh Chaikin’s attestation report on page F-2 of this annual report.

D. Changes in internal control over financial reporting

There has been no identified change in our internal control over financial reporting in connection with the evaluation required by Rules 13a-15 or 15d-15 that occurred during the period covered by this annual report that has materially affected, or is likely to materially affect, our internal control over financial reporting.

Item 16A – AUDIT AND ACCOUNTING COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined, based on qualification statements delivered to the Company, that Board members Ms. Ruth Ralbag and Mr. Lior Reitblatt shall serve as financial experts of the Audit and Accounting Committee, as that term is defined in Item 16A(b) of Form 20-F, and that all members of the Audit and Accounting Committee, Ms. Ruth Ralbag, Mr. Lior Reitblatt and Dr. Miriam Haran, are financially literate and are independent directors for the purposes Rule of 10A-3 of the Exchange Act and of the NYSE trade listing requirements.

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

Item 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member of KPMG International, has served as our independent registered public accounting firm for 2017 and 2016. Following are the billed fees, for their professional services in each of those fiscal years:

2017	2016
US$ thousands	US$ thousands
Audit fees(1)	5,132	5,310
Audit-related fees(2)	395	360
Tax fees(3)	1,473	1,250
Total	7,000	6,920

(1) Audit fees are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that are generally provided by the independent accountant, such as consents and review of documents filed with the SEC.

(2) Audit-related Fees are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit fees. These fees include mainly audits of financial statements of a carve-out entity in anticipation of a subsequent divestiture and accounting consultation on proposed transactions.

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

Not Applicable.

Item 16E – PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

Item 16F – CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

Item 16G – CORPORATE GOVERNANCE

 Corporate Governance Practices

We are incorporated in Israel and therefore subject to various corporate governance provisions under the Companies Law and the regulations promulgated thereunder,, relating to such matters as external directors, the audit committee, the compensation committee and the internal auditor. These are in addition to the requirements of the NYSE and relevant provisions of U.S. securities laws that apply to foreign companies listed for trade in the U.S.

As a foreign private issuer whose shares are listed on the NYSE, we have the option to follow certain corporate governance practices applying in the country of incorporation of the foreign company, Israel, rather than those of the NYSE, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices that we are not following and describe the home country practices which we elected to follow instead. We intend to rely on this “foreign private issuer exemption” with respect to the following NYSE requirements:

•
Majority Independent Board.  Under Section 303A.01 of the NYSE Listed Company Manual (the “LCM”), a U.S. domestic listed company, other than a controlled company, must have a majority of independent directors. Five of our ten directors are not considered independent directors under Israeli law whether due to their relationship with the Company, our controlling shareholder or the length of their tenure on our Board of Directors.

•
Nominating/Corporate Governance Committee.  Under Section 303A.04 of the LCM, a U.S. domestic listed company, other than a controlled company, must have a nominating/corporate governance committee composed entirely of independent directors. Our controlling shareholder, Israel Corporation, has significant control over the appointment of our directors.

•
Equity Compensation Plans. Under Section 303A.08 of the LCM, shareholders must be given the opportunity to vote on all equity‑compensation plans and material revisions thereto, with certain limited exemptions as described therein. We follow the requirements of the Israeli Companies Law, under which approval of equity compensation plans and material revisions thereto is within the authority of our Compensation and Human Resources Committee and the Board of Directors. However, under the Israeli Companies Law, any compensation to directors, the chief executive officer or a controlling shareholder or another person in which a controlling shareholder has a personal interest, including equity compensation plans, generally requires the approval of the compensation committee, the board of directors and the shareholders, in that order. The compensation of directors and officers is generally required to comply with a shareholder‑approved compensation policy, which is required, among other things, to include a monetary cap on the value of equity compensation that may be granted to any director or officer.

•
Shareholder Approval of Securities Issuances. Under Section 312.03 of the LCM, shareholder approval is a prerequisite to (a) issuing common stock, or securities convertible into or exercisable for ordinary shares, to a related party, a subsidiary, affiliate or other closely related person of a related party or any company or entity in which a related party has a substantial interest, if the number of ordinary shares to be issued exceeds either 1% of the number of ordinary shares or 1% of the voting power outstanding before the issuance, and (b) issuing ordinary shares, or securities convertible into or exercisable for ordinary shares, if the ordinary share has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance or the number of ordinary shares to be issued is equal to or in excess of 20% of the number of ordinary shares before the issuance, in each case subject to certain exceptions. We seek shareholder approval for all corporate actions requiring such approval under the requirements of the Israeli Companies Law, which are different from the requirements for seeking shareholder approval under Section 312.03 of the LCM. Under the Israeli Companies Law, shareholder approval is a prerequisite to any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest. Under the Israeli Companies Law, shareholder approval is also a prerequisite to a private placement of securities if it will cause a person to become a controlling shareholder or in case all of the following conditions are met:

•	The securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance;

•	Some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

•	The transaction will increase the relative holdings of a 5% shareholder or will cause any person to become, as a result of the issuance, a 5% shareholder.

Except as stated above, we intend to comply with virtually all the rules applicable to U.S. companies listed on the NYSE. We may decide in the future to use additional and/or other foreign private issuer exemptions with respect to some or all of the other NYSE listing requirements. Following governance practices of our home country, Israel, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under NYSE listing requirements applicable to domestic issuers. For more information, see “Item 3 - Key Information— D. Risk Factors— As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and NYSE requirements, which may result in less protection than is afforded to investors under rules applicable to domestic issuers”.

Item 16H – MINE SAFETY DISCLOSURE

Not applicable.

Item 17 – FINANCIAL STATEMENTS

See “Item 18 - Financial Statements”.

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

4.2**	Amended Equity Compensation Plan (2014), dated June 2016 (unofficial translation from original Hebrew).
4.3*	Compensation Policy for Directors and Officers, as adopted in July 2013 and approved by shareholders in August 2013.
4.4*	Agreement between the Israeli Ministry of Finance and Dead Sea Works Ltd. dated as of July 8, 2012 relating to salt harvesting at the Dead Sea.
4.5*	Registration Rights Agreement, dated September 12, 2014 by and among Israel Chemicals Ltd. and Israel Corporation Ltd.
4.6***	Revolving Credit Facility Agreement, dated March 23, 2015, by and among certain financial institutions, ICL Finance B.V., and Israel Chemicals Ltd.
4.7
Purchase and Sale Agreement dated as of December 6, 2017 by and among Amsterdam Fertilizers B.V. BK Giulini, GmbH, ICL Germany Food and Chemical Specialties GmbH, ICL Iberia Limited, SCA, Israel Chemicals Ltd., and SK Invictus Holdings, L.P.

8.1	List of subsidiaries of Israel Chemicals Ltd.
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Somekh Chaikin, a member of KPMG International, independent registered public accounting firm.

*	Incorporated by reference to our registration statement on Form F-1 (file no. 333- 198711), as amended.
**	Incorporated by reference to our annual report on Form 20-F (file no. 001-13742) for the year ended December 31, 2016, dated March 16, 2017.
***	Incorporated by reference to our annual report on Form 20-F (file no. 001-13742) for the year ended December 31, 2015, dated March 16, 2016.

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

Date: March 7, 2018

ICL
Where needs take us

Consolidated Financial Statements

As at December 31, 2017

Consolidated Financial Statements as at December 31, 2017

Somekh Chaikin	Telephone	972 3 684 8000
KPMG Millennium Tower	Fax	972 3 684 8444
17 Ha'arba'a Street, PO Box 609	Internet	www.kpmg.co.il
Tel Aviv 61006 Israel

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Israel Chemicals Ltd

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Israel Chemicals Ltd. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the "consolidated financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG

Somekh Chaikin
We have served as the Company’s auditor since 2006.
Tel Aviv, Israel
March 6, 2018

Somekh Chaikin, a partnership registered under the Israeli partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Consolidated Statements of Financial Position as at December 31

	2017	2016
Note	$ millions	$ millions
Current assets
Cash and cash equivalents		83	87
Short-term investments and deposits	6	90	29
Trade receivables		932	966
Inventories	7	1,226	1,267
Assets held for sale	11	169	-
Other receivables	15,8	225	222
Total current assets		2,725	2,571

Non-current assets
Investments in equity-accounted investees	9	29	153
Financial assets available for sale		212	253
Deferred tax assets	18	132	150
Property, plant and equipment	12	4,521	4,309
Intangible assets	13	722	824
Other non-current assets	10,19,15	373	292
Total non-current assets		5,989	5,981

Total assets		8,714	8,552

Current liabilities
Short-term credit	16	822	588
Trade payables		790	644
Provisions	20	78	83
Liabilities held for sale	11	43	-
Other current liabilities	15,17	595	708
Total current liabilities		2,328	2,023

Non-current liabilities
Long-term debt and debentures	16	2,388	2,796
Deferred tax liabilities	18	228	303
Long-term employee provisions	19	640	576
Provisions	20	193	185
Other non-current liabilities		7	10
Total non-current liabilities		3,456	3,870

Total liabilities		5,784	5,893

Equity	22
Total shareholders’ equity		2,859	2,574
Non-controlling interests		71	85
Total equity		2,930	2,659

Total liabilities and equity		8,714	8,552

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income for the Year Ended December 31

	2017	2016	2015
Note	$ millions	$ millions	$ millions
Sales	23	5,418	5,363	5,405
Cost of sales	23	3,746	3,703	3,602
Gross profit		1,672	1,660	1,803

Selling, transport and marketing expenses	23	746	722	653
General and administrative expenses	23	261	321	350
Research and development expenses	23	55	73	74
Other expenses	23	90	618	211
Other income	23	(109)	(71)	(250)

Operating income (loss)		629	(3)	765

Finance expenses		229	157	160
Finance income		(105)	(25)	(52)

Finance expenses, net	23	124	132	108

Share in earnings of equity-accounted investees	9	-	18	11

Income (loss) before income taxes		505	(117)	668

Provision for income taxes	18	158	55	162

Net income (loss)		347	(172)	506

Net loss attributable to the non-controlling interests		(17)	(50)	(3)

Net income (loss) attributable to the shareholders of the Company		364	(122)	509

Earnings (loss) per share attributable to the shareholders of the Company:

Basic earnings (loss) per share (in dollars)		0.29	(0.10)	0.40

Diluted earnings (loss) per share (in dollars)	25	0.29	(0.10)	0.40

Weighted-average number of ordinary shares outstanding:	25

Basic (in thousands)		1,276,072	1,273,295	1,271,624

Diluted (in thousands)		1,276,997	1,273,295	1,272,256

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income for the Year Ended December 31

2017	2016	2015
$ millions	$ millions	$ millions
Net income (loss)	347	(172)	506

Components of other comprehensive income that will be reclassified subsequently to net income (loss)
Currency translation differences	152	(90)	(205)
Changes in fair value of derivatives designated as a cash flow hedge	-	(1)	(2)
Changes in fair value of financial assets available for sale	(57)	17	-
Tax income (expense) relating to items that will be reclassified subsequently to net income (loss)	5	(5)	-
	100	(79)	(207)

Components of other comprehensive income that will not be reclassified to net income (loss)
Actuarial gains (losses) from defined benefit plan	(17)	(48)	63
Tax income (expense) relating to items that will not be reclassified to net income (loss)	3	8	(15)
	(14)	(40)	48

Total comprehensive income (loss)	433	(291)	347

Comprehensive loss attributable to the non-controlling interests	(13)	(59)	(9)

Comprehensive income (loss) attributable to the shareholders of the Company	446	(232)	356

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
$ millions
For the year ended December 31, 2017

Balance as at January 1, 2017	544	174	(481)	79	(260)	2,518	2,574	85	2,659

Share-based compensation	1	12	-	3	-	-	16	-	16
Dividends	-	-	-	-	-	(177)	(177)	(1)	(178)
Comprehensive income (loss)	-	-	148	(52)	-	350	446	(13)	433

Balance as at December 31, 2017	545	186	(333)	30	(260)	2,691	2,859	71	2,930

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (cont'd)

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
$ millions
For the year ended December 31, 2016

Balance as at January 1, 2016	544	149	(400)	93	(260)	2,902	3,028	160	3,188

Share-based compensation	- *	25	-	(10)	-	-	15	-	15
Dividends	-	-	-	-	-	(222)	(222)	(4)	(226)
Changes in equity of equity-accounted investees	-	-	-	(15)	-	-	(15)	-	(15)
Non-controlling interests in business combinations from prior periods	-	-	-	-	-	-	-	(12)	(12)
Comprehensive loss	-	-	(81)	11	-	(162)	(232)	(59)	(291)

Balance as at December 31, 2016	544	174	(481)	79	(260)	2,518	2,574	85	2,659

* Less than $1 million.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (cont'd)

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
$ millions
For the year ended December 31, 2015

Balance as at January 1, 2015	543	134	(201)	66	(260)	2,692	2,974	26	3,000

Issue of shares	1	15	-	-	-	-	16	-	16
Share-based compensation	- *	-	-	15	-	-	15	-	15
Dividends	-	-	-	-	-	(347)	(347)	(1)	(348)
Business combinations	-	-	-	14	-	-	14	144	158
Comprehensive income (loss)	-	-	(199)	(2)	-	557	356	(9)	347

Balance as at December 31, 2015	544	149	(400)	93	(260)	2,902	3,028	160	3,188

* Less than $1 million.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows for the Year Ended December 31

2017	2016	2015
$ millions	$ millions	$ millions
Cash flows from operating activities
Net income (loss)	347	(172)	506
Adjustments for:
Depreciation and amortization	390	401	355
Impairment	28	5	75
Revaluation of balances from financial institutions and interest expenses, net	137	76	44
Share in earnings of equity-accounted investees, net	-	(18)	(11)
Other capital losses (gains), net	(54)	433	(210)
Share-based compensation	16	15	15
Deferred tax expenses (income)	(46)	(2)	5
	471	910	273

Change in inventories	57	70	25
Change in trade and other receivables	21	150	(86)
Change in trade and other payables	(45)	(90)	(55)
Change in provisions and employee benefits	(4)	98	(90)
Net change in operating assets and liabilities	29	228	(206)

Net cash provided by operating activities	847	966	573

Cash flows from investing activities
Investments in shares and proceeds from deposits, net	(65)	(198)	34
Business combinations, net of cash acquired	-	-	(351)
Purchases of property, plant and equipment and intangible assets	(457)	(632)	(619)
Proceeds from divestiture of subsidiaries	6	17	364
Proceeds from sale of equity-accounted investee	168	-	-
Dividends from equity-accounted investees	3	12	19
Proceeds from sale of property, plant and equipment	12	-	-
Other	-	1	6
Net cash used in investing activities	(333)	(800)	(547)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(237)	(162)	(347)
Receipt (Repayment) of long-term debt,net	(421)	(87)	355
Short-term credit from banks and others, net	147	14	8
Other	-	(4)	(1)
Net cash provided by (used in) financing activities	(511)	(239)	15

Net change in cash and cash equivalents	3	(73)	41
Cash and cash equivalents as at the beginning of the year	87	161	138
Net effect of currency translation on cash and cash equivalents	(2)	(1)	(18)
Cash and cash equivalents included as part of assets held for sale	(5)	-	-
Cash and cash equivalents as at the end of the year	83	87	161

Additional Information
For the year ended 31, December
2017	2016	2015
$ millions	$ millions	$ millions
Income taxes paid, net of tax refunds	127	84	20
Interest paid	111	112	87

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 1 – General

A. The reporting entity

Israel Chemicals Ltd. (hereinafter – the Company), is a company domiciled and incorporated in Israel the shares of which are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE). The address of the Company’s registered headquarter is 23 Aranha St., Tel‑Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd. The Company together with its subsidiaries, associated companies and joint ventures (hereinafter – the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes sophisticated processing and product formulation technologies to add value to customers in two main end-markets: agriculture and Industrial (including food additives).

ICL’s products are used mainly in the areas of agriculture, electronics, food, fuel and gas exploration, water purification and desalination, detergents, cosmetics, medicines and vehicles.

The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel interests (see Note 22).

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

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 2 - Basis of Preparation of the Financial Statements

A. Statement of compliance with International Financial Reporting Standards

The consolidated financial statements have been prepared by the Group in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Boards (IASB).

The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 6, 2018.

B. Functional and presentation currency

Items included in the consolidated financial statements of the Company are measured using the currency of the primary economic environment in which the individual entity operates (“the functional currency”). The consolidated financial statements are presented in United States Dollars (“US Dollars”; $), which is the functional currency of the Company.

C. Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following assets and liabilities: derivative financial instruments, securities held for trading that are measured at fair value, non-current assets held-for-sale, Investments in associates and joint ventures, deferred tax assets and liabilities, provisions and assets and liabilities in respect of employee benefits.

For further information regarding the measurement of these assets and liabilities see Note 3 regarding significant accounting policies.

D. Operating cycle

The Company’s regular operating cycle is up to one year. As a result, the current assets and the current liabilities include items the realization of which is intended and anticipated to take place within one year.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 2 - Basis of Preparation of the Financial Statements (cont’d)

E. Use of estimates and judgment

The preparations of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The evaluation of accounting estimates used in the preparation of the Group’s financial statements requires management of the Company to make assumptions regarding laws interpretations which apply to the Company, circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in the following table:

Notes to the Consolidated Financial Statements as at December 31, 2017

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

		Recognition or reversal of deferred tax asset in profit or loss.	See Note 18 regarding taxes on income
Uncertain tax positions
The extent of the certainty that the Group’s tax positions will be accepted (uncertain tax positions) and the risk of it incurring any additional tax and interest expenses. This is based on an analysis of a number of matters including interpretations of tax laws and the Group’s past experience.

		Recognition of additional income tax expenses.	See Note 18 regarding taxes on income
Post-employment employee benefits	Actuarial assumptions such as the discount rate, future salary increases and the future pension increase.	An increase or decrease in the post-employment defined benefit obligation.	See Note 19 regarding employee benefits.
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

		Creation, adjustment or reversal of a provision for a claim and/or environmental liability including cost of waste removal/restoration.	See Note 21 regarding contingent liabilities
Recoverable amount of a cash generating unit, among other things, containing goodwill	The discount rate and a budgeted growth rate.	Change in impairment loss.	See Note 14 regarding impairment testing.
Assessment of the fair value of the assets and liabilities acquired in business combinations	Expected cash‑flow forecasts of the acquired business, and models for calculating the fair value of the acquired items and their depreciation and amortization periods.	Impact on the balance of assets and liabilities acquired and the depreciation and amortization in the statement of income.
Assessment of the net realizable value of inventory	Future selling price and expected replacement price when used as the best available evidence for realizable value.	Decrease in the carrying value of the inventories and the results of operations accordingly.
Mineral reserves and resource deposits
Quantities and qualities estimates of mineral reserves and resource deposits are based on engineering, economic and geological data that is compiled and analyzed by the Company’s engineers and geologists.

Impact on the useful life of the assets relating to the relevant activity.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

F. Changes in accounting policies

1.	Initial application of amendment to IAS 7, Statement of Cash Flow

As from January 1, 2017 the Group applies the amendment to IAS 7, Statement of Cash Flow. According to the Amendment, an entity is required to provide disclosures that will enable the users of the financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. These disclosures are to be provided with respect to the following changes in liabilities arising from financing activities; changes from financing cash flows; the effect of changes in foreign exchange rates; and other changes. The Amendment is applicable prospectively.

The new disclosure requirements are included in Note 16 regarding Credit from Banks and Others.

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

On the acquisition date the Group recognizes a contingent liability assumed in a business combination if there is a present obligation resulting from past events and its fair value can be reliably measured. If the Group pays a bargain price for the acquisition (meaning including negative goodwill), it recognizes the resulting gain in profit or loss on the acquisition date. Furthermore, goodwill is not adjusted in respect of the utilization of carry-forward tax losses that existed on the date of the business combination.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (cont’d)

A. Basis for Consolidation (cont’d)

1. Business combinations (cont’d)

The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree, the liabilities incurred by the Group to the previous owners of the acquiree and equity instruments that were issued by the Group. In a step acquisition, the difference between the acquisition date fair value of the Group’s pre-existing equity rights in the acquiree and the carrying amount at that date is recognized in profit or loss under other income or expenses. In addition, the consideration transferred includes the fair value of any contingent consideration.

Costs associated with the acquisition that were incurred by the Group in a business combination such as finder’s fees, advisory, legal, valuation and other professional or consulting fees, other than those associated with an issue of debt or equity instruments connected to the business combination, are expensed in the period the services are received.

2. Subsidiaries

Subsidiaries are entities controlled by the Group. The financial statements of the subsidiaries are included in the consolidated financial statements from the date control commenced until the date control ceases to exist. The accounting policies of subsidiaries have been changed when necessary to align them with the accounting policies adopted by the Group.

3.	Structured entities

The Group operates with structured entities for purposes of securitization of financial assets. The Group has no direct or indirect holdings in the shares of the said entities. A structured entity is included in the financial statements where there is control over the said entity.

4.	Non-controlling interests

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company and they include additional components such as: the equity component of convertible debentures of subsidiaries, share-based payments that will be settled with equity instruments of subsidiaries and share options of subsidiaries.

Measurement of non-controlling interests on the date of the business combination:

Non-controlling interests that are instruments that give rise to a present ownership interest and entitle the holder to a share of net assets in the event of liquidation (for example: ordinary shares), are measured at the date of the business combination at either fair value, or at their proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

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

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (cont’d)

A. Basis for Consolidation (cont’d)

4. Non-controlling interests (cont’d)

Transactions with non-controlling interests, while retaining control:

Transactions with non-controlling interests while retaining control are accounted for as equity transactions. Any difference between the consideration paid or received and the change in non‑controlling interests is included in the share of the owners of the Company directly in a separate category in equity.

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

5.	Loss of control

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

6.	Transactions eliminated in consolidation

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

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (cont’d)

A. Basis for Consolidation (cont’d)

7.	Investment in associates and joint ventures

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. There is a rebuttable presumption that significant influence exists when the Group holds between 20% and 50% of another entity. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Joint ventures are joint arrangements in which the Group has rights to the net assets of the arrangement.

Associates and joint ventures are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The cost of the investment includes transaction costs. Transaction costs that are directly attributable to an expected acquisition of an associate or joint venture are recognized as an asset as part of the item of deferred expenses in the statement of financial position. These costs are added to the cost of the investment on the acquisition date. The consolidated financial statements include the Group’s share of the income and expenses in profit or loss and of other comprehensive income of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases.

8.	Loss of significant influence or joint control

The Group discontinues applying the equity method from the date it loses significant influence in an associate or joint control in a joint venture and it accounts for the retained investment as a financial asset or subsidiary, as relevant.

On the date of losing significant influence, the Group measures at fair value any retained interest it has in the former associate or joint venture. The Company recognizes in profit or loss under other income or expenses any difference between the sum of the fair value of the retained interest and any proceeds received from the partial disposal of the investment in the associate or joint venture, and the carrying amount of the investment on that date.

The amounts recognized in equity through other comprehensive income with respect to the same associate or joint venture are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the associate or joint venture had itself realized the same assets or liabilities.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (cont’d)

B. Foreign Currency

1. Transactions in foreign currency

Transactions in foreign currency are translated to the functional currency of the Company and each of its subsidiaries based on the exchange rate in effect on the dates of the transactions. Monetary assets and liabilities denominated in foreign currency on the report date are translated into the functional currency of the Company and each of its subsidiaries based on the exchange rate in effect on that date. Exchange rate differences in respect of monetary items are the difference between the net book value in the functional currency at the beginning of the year adjusted for effective interest and payments during the year, plus the payments during the year and the net book value in foreign currency translated based on the rate of exchange at the end of the year. Exchange rate differences deriving from translation into the functional currency are recognized in the consolidated statement of income.

Non‑monetary items denominated in foreign currency and measured in terms of historical cost are translated using the exchange rate at the date of the transaction.

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

Generally, foreign currency differences from a monetary item receivable from or payable to a foreign operation, including foreign operations that are subsidiaries, are recognized in profit or loss in the consolidated financial statements. Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income, and are presented within equity in the Translation Reserve.

Notes to the Consolidated Financial Statements as at December 31, 2017

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

Derecognition of financial assets:

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. Regular way sales of financial assets are recognized on the trade date, meaning on the date the Company undertook to sell the asset. Regarding offset of financial assets and financial liabilities – see Section (2) hereunder.

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

Notes to the Consolidated Financial Statements as at December 31, 2017

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

Notes to the Consolidated Financial Statements as at December 31, 2017

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

Upon the swap of debt instruments with equity instruments, equity instruments issued at the extinguishment and de-recognition of all or part of a liability, are a part of “consideration paid” for purposes of calculating the gain or loss from de-recognition of the financial liability. The equity instruments are initially recognized at their fair value, unless fair value cannot be reliably measured – in which case the issued instruments are measured at the fair value of the derecognized liability. Any difference between the amortized cost of the financial liability and the initial measurement amount of the equity instruments is recognized in profit or loss under financing income or expenses.

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

Cash flow hedges

Changes in the fair value of derivatives used to hedge cash flows, in respect of the effective portion of the hedge, are recorded through other comprehensive income directly in a hedging reserve.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (cont’d)

C. Financial Instruments (cont’d)

3. Derivative financial instruments (cont’d)

With respect to the non‑effective part, changes in the fair value are recognized in the statement of income. The amount accumulated in the capital reserve is reclassified and included in the statement of income in the same period as the hedged cash flows affected profit or loss under the same line item in the statement of income as the hedged item.

Where the hedged item is a non-financial asset, the amount recorded in the capital reserve is transferred to the book value of the asset, upon recognition thereof.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized through other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction occurs or is no longer expected to occur. If the forecasted transaction is no longer expected to occur, the cumulative gain or loss previously recognized in the hedging reserve is recognized immediately in profit or loss.

Economic hedge that does not meet the conditions of an accounting hedge

Changes in the fair value of derivatives that do not meet the conditions of an accounting hedge in accordance with IFRS, after the date of the initial recognition thereof, are recorded in the statement of income as financing income or expenses.

4. CPI-linked assets and liabilities not measured at fair value

The value of index-linked financial assets and liabilities, which are not measured at fair value, is re-measured every period in accordance with the actual increase/ decrease in the CPI.

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

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (cont’d)

C. Financial Instruments (cont’d)

6. Share capital (cont’d)

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

D. Property, plant and equipment

1. Recognition and measurement

Property, plant and equipment are presented at cost after deducting the related amounts of government grants and less accumulated depreciation and provision for impairment. The cost includes expenses that can be directly attributed to the acquisition of the asset. The cost of assets that were self-constructed includes the cost of the materials and direct labor, as well as any additional costs that are directly attributable to bringing the asset to the required position and condition so that it will be able to function as management intended, as well as an estimate of the costs to dismantle and remove the items and to restore its location, where there is an obligation to dismantle and remove or to restore the site and capitalized borrowing costs. The cost of purchased software, which constitutes an inseparable part of operating the related equipment, is recognized as part of the cost of the equipment.

Spare parts for facilities are valued at cost determined based on the moving average method, after recording a write‑down in respect of obsolescence. The portion designated for current consumption is presented in the “inventories” category in the current assets section.

Where significant parts of an item of property, plant and equipment (including costs of major periodic inspections) have different life expectancies, they are treated as separate items (significant components) of the property, plant and equipment.

Changes in a commitment to dismantle and remove items and to restore their location, except for changes stemming from the passage of time, are added to or deducted from the cost of the asset in the period in which they occur. The amount deducted from the cost of the asset does not exceed its book value and any balance is recognized immediately in profit or loss. Gains and losses on disposal of a property, plant or equipment item are determined by comparing the proceeds from disposal with the carrying amount of the asset, and are recognized net in the income statement in other income or other expenses, as applicable.

Notes to the Consolidated Financial Statements as at December 31, 2017

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

3. Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its estimated useful life. The depreciable amount is the cost of the asset, or other amount substituted for cost, less its residual value. Depreciation of an item of property, plant and equipment begins when the asset is available for its intended use, that is, when it has reached the place and condition required in order that it can be used in the manner contemplated for it by Management.

Depreciation is recorded in the statement of income according to the straight-line method over the estimated useful life of each significant component of the property, plant and equipment items, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Owned land is not depreciated.

The estimated useful life for the current period and comparative periods is as follows:

In Years

Land development, roads and structures	15–30
Facilities, machinery and equipment (1)	8–25
Dams and ponds (2)	20–40
Heavy mechanical equipment, train cars and tanks	5-15
Office furniture and equipment, motor vehicles, computer equipment and other	3–10

(1)	Mainly 25 years
(2)	Mainly 40 years

The Company reviews, at least at the end of every reporting year, the estimates regarding the depreciation method, useful lives and the residual value, and adjusts them if appropriate. Once every five years, the Company makes an active examination of the useful lives of the main property, plant and equipment items and, if required, it updates the said useful lives and/or the residual value. Based on past experience, the Company has succeeded in maintaining the useful lives of part of property, plant and equipment items – as a result of investments therein and other current, ongoing maintenance thereof.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (cont’d)

E. Intangible Assets

1. Goodwill

Goodwill recorded consequent to the acquisition of subsidiaries is presented at cost less accumulated impairment charges, under intangible assets.

2. Costs of exploration and evaluation of resources

Costs incurred in respect of exploration of resources and the evaluation thereof are recognized at cost less a provision for impairment, under intangible assets. The cost includes, inter‑alia, costs of performing research studies, drilling costs and activities in connection with assessing the technical feasibility with respect to the commercial viability of extracting the resources.

3. Research and development

Expenditures for research activities are recognized in profit or loss as incurred.

Development expenditures are recognized as intangible asset only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group has the intention and sufficient resources to complete development and to use or sell the asset. Other development expenditures costs are recognized in profit or loss as incurred. Subsequent to initial recognition, development expenditures are measured at cost less accumulated amortization and any accumulated impairment loss.

4. Other intangible assets

Other intangible assets purchased by the Group, with a defined useful life, are measured according to cost less accumulated amortization and accumulated losses from impairment. Intangible assets with indefinite useful lives are measured according to cost less accumulated losses from impairment.

5. Subsequent costs

Subsequent costs are recognized as an intangible asset only when they increase the future economic benefit inherent in the asset for which they were incurred. All other costs, including costs relating to goodwill or trademarks developed independently, are charged to the statement of income as incurred.

6. Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset less its residual value. Amortization is recorded in the statement of income according to the straight-line method from the date the assets are available for use, over the estimated useful economic life of the intangible assets, except for customer relationships and geological surveys, which are amortized according to the rate of consumption of the economic benefits expected from the asset on the basis of cash flow forecasts. Goodwill and intangible assets having an indefinite lifespan are not amortized on a systematic basis but, rather, are examined at least once a year for impairment in value.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (cont’d)

E. Intangible Assets (cont’d)

6. Amortization (cont’d)

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

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (cont’d)

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

If the benefit from stripping costs (costs of removing waste produced as part of a mine's mining activities during its production stage) is attributable to inventories, the Company accounts for these stripping costs as inventories. In a case where the benefit is improved access to the quarry, the Company recognizes the costs as a non‑current addition to the asset, provided the criteria presented in IFRIC 20 are met.

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

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (cont’d)

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

Notes to the Consolidated Financial Statements as at December 31, 2017

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

Assets of the Company's headquarters and administrative facilities do not produce separate cash flows and they serve more than one cash-producing unit. Such assets are allocated to cash‑producing units on a reasonable and consistent basis and are examined for impairment as part of the examination of impairment of the cash‑producing units to which they are allocated.

Impairment losses are recognized if the carrying amount of an asset or cash-producing unit in the books exceeds its estimated recoverable amount, and are recognized in profit or loss. Regarding an operating segment that includes goodwill, an impairment loss is recognized when the value of the operating segment in the books exceeds its recoverable value. Impairment losses recognized in respect of an operating segment are allocated first to reduce the carrying amount of its goodwill and then to reduce the carrying amounts of the other assets of that segment on a proportionate basis.

An impairment loss is allocated between the owners of the Company and the non-controlling interests on the same basis that the profit or loss is allocated.

A loss from impairment in value of goodwill recognized in previous periods is not reversible prospectively. A loss from impairment of other assets recognized in previous periods is examined in future periods to assess whether there are signs indicating that these losses have decreased or no longer exist.

Notes to the Consolidated Financial Statements as at December 31, 2017

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

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (cont’d)

J. Employee Benefits (cont’d)

1. Defined contribution plans (cont’d)

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

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (cont’d)

J. Employee Benefits (cont’d)

2. Defined benefit plans (cont’d)

The difference, as at the date of the report, between the net liability as at the beginning of the year plus the movement in profit and loss as detailed above, and the actuarial liability less the fair value of the fund assets at the end of the year, reflects the balance of the actuarial income or expenses recognized in other comprehensive income and is recorded in retained earnings. The current interest costs and return on plan assets are recognized as expenses and interest income in the respective financing category.

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

5. Short‑term benefits

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

Classification of employee benefits as a short‑term employee benefit or a long‑term employee benefit (for measurement purposes) is determined based on the Group's expectation with respect to full utilization of the benefits and not based on the date on which the employee is entitled to utilize the benefit.

Notes to the Consolidated Financial Statements as at December 31, 2017

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

3. Restructuring

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. The provision includes direct expenditures caused by the restructuring and necessary for the restructuring, and which are not associated with the continuing activities of the Group.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (cont’d)

K. Provisions (cont'd)

4. Site restoration

In accordance with the Group’s published environmental policy and applicable legal requirements, a provision for site restoration in respect of contaminated land, and the related expense, is recognized when the land is contaminated.

5. Legal claims

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

M. Financing Income and Expenses

Financing income includes income from interest on amounts invested, gains from derivative financial instruments recognized in the statement of income, and gains on the disposal of available-for-sale financial assets. Interest income is recognized as accrued, using the effective interest method.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (cont’d)

M. Financing Income and Expenses (cont'd)

Financing expenses include interest on loans received, changes in the time value of provisions, securitization transaction costs, losses from impairment or disposal of available for sale financial assets, losses from derivative financial instruments, changes due to the passage of time in liabilities in respect of defined benefit plans for employees less interest income deriving from plan assets of a defined benefit plan for employees and losses from exchange rate differences. Borrowing costs, which are not capitalized, are recorded in the income statement using the effective interest method.

Gains and losses from exchange rate differences and from derivative financial instruments are reported on a net basis, as financing income or financing expenses, based on the fluctuation in the exchange rates and based on their position (net gain or loss).

In the consolidated statements of cash flows, interest received and interest paid, are presented as part of cash flows from operating activities. Dividends paid are presented as part of cash flows from financing activities.

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

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more likely than not that the Group will have to use its economic resources to pay the obligation.

Recognition of deferred taxes relates to temporary differences between the book values of the assets and liabilities for purposes of financial reporting and their value for tax purposes. The Company does not recognize deferred taxes for the following temporary differences: initial recognition of goodwill, initial recognition of assets and liabilities for transactions that do not constitute a business combination and do not impact the accounting income and the income for tax purposes, as well as differences deriving from investments in subsidiaries, investee companies and associated companies that are presented according to equity method, if it is not expected that they will reverse in the foreseeable future and if the Group controls the date the provision will reverse, whether via sale or distribution of a dividend. The deferred taxes are measured according to the tax rates expected to apply to the temporary differences at the time they are realized, based on the law that was finally legislated or effectively legislated as at the date of the report.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (cont’d)

N. Taxes on Income (cont'd)

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

Deferred taxes that were not recognized are re‑evaluated at every reporting date and are recognized if the expectation has changed such that it is expected that in the future there will be taxable income against which it will be possible to utilize them.

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

P. Transactions with controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction. As the transaction is on the equity level, the Company includes the difference between the fair value and the consideration from the transaction in its equity.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (cont’d)

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

IFRS 15, Revenue from Contracts with Customers (hereinafter – “IFRS 15”)

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

IFRS 9 (2014), Financial Instruments (hereinafter – “IFRS 9 (2014)”)

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

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (cont’d)

R. New Standards and Interpretations not yet adopted (cont'd)

IFRS 16, Leases (hereinafter – “IFRS 16”)

IFRS 16 replaces IAS 17, Leases and its related interpretations. The standard's instructions annul the existing requirement from lessees to classify leases as operating or finance leases. The new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize a right-of-use asset and a lease liability in its financial statements. IFRS 16 is applicable for annual periods as of January 1, 2019, with the possibility of early adoption. The Company plans to adopt IFRS 16 as from January 1, 2019, and consider applying the following main expedients at the transition date:

(i)	Not applying the requirement to recognize a right-of-use asset and a lease liability in respect of short-term leases of up to one year.

(ii)	Accounting for leases that are expected to end within 12 months from the transition date as short-term leases.

(iii)	Assessing whether an arrangement contains a lease only for new or modified contracts.

(iv)	Applying a single discount rate to a portfolio of leases with similar characteristics.

The Company is in a process of gathering all the information on its lease arrangements and evaluating the impact of implementing this standard on the consolidated financial statements. At this time the Company is unable to estimate the effect on its financial statements. The standard is expected to impact the following matters: (1) An increase in non-current assets and financial liabilities; (2) A change in financial ratios; and (3) An increase in operating profit and financing expenses.

IFRIC 23, Uncertainty Over Income Tax Treatments (hereinafter – “IFRIC 23”)

IFRIC 23 clarifies how to apply the recognition and measurement requirements of IAS 12 for uncertainties in income taxes. According to IFRIC 23, when determining the taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments, the entity should assess whether it is probable that the tax authority will accept its tax position. Insofar as it is probable that the tax authority will accept the entity’s tax position, the entity will recognize the tax effects on the financial statements according to that tax position. On the other hand, if it is not probable that the tax authority will accept the entity’s tax position, the entity is required to reflect the uncertainty in its accounts. IFRIC 23 also emphasizes the need to provide disclosures of the judgments and assumptions made by the entity regarding uncertain tax positions.

IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted. The interpretation includes two alternatives for applying the transitional provisions, so that companies can choose between retrospective application or prospective application as from the first reporting period in which it initially applied the interpretation.

The Company is examining the effects of IFRIC 23 on the financial statements with no plans for early adoption.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (cont’d)

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

B. Derivatives

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

Future contracts on energy and marine shipping prices are presented at fair value on the basis of quotes of the prices of products on an ongoing basis. The reasonableness of the market price is examined by comparing it to quotations by banks.

For further information regarding the fair value hierarchy, see Note 24 regarding financial instruments.

C. Liabilities in respect of debentures

The fair value of the liabilities and the debentures is determined for disclosure purposes only. The fair value of marketable debentures is determined based on the stock market prices as at the date of the report. The fair value of the non‑marketable debentures is calculated based on the present value of future cash flows in respect of the principal and interest components, discounted at the market rate of interest as at the reporting date.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 4 - Determination of Fair Values (cont’d)

D. Share-based compensation

The fair value of employee share options and share appreciation rights is measured using the Black and Scholes model or a binomial model, in accordance with the plan (see Note 22). The model’s assumptions include the share price on the measurement date, exercise price of the instrument, expected volatility (based on the weighted‑average historic volatility), the weighted‑average expected life of the instruments (based on historical experience and general option‑holder behavior), expected dividends, and the risk-free interest rate (based on government debentures).

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 5 - Operating Segments

A. General

1. Information on operating segments:

ICL is a leading global specialty minerals company that operates a unique integrated business model. The Company operates via two segments: the Essential Minerals segment and the Specialty Solutions segment. Following management decision regarding the Company’s structure, as of January 2017, ICL Specialty Fertilizers business line is a part of the Essential Mineral segment.

Essential Minerals Segment – This segment includes three business lines: ICL Potash & Magnesium, ICL Phosphate and, since January 2017, also ICL Specialty Fertilizers (which was previously presented under the Specialty Solutions segment).The comparative data has been restated in order to reflect the change. The segment targets the Agro market and focuses on efficiency, process innovation and operational excellence, in order to improve the competitive position.

ICL Potash & Magnesium – ICL Potash & Magnesium extracts potash from the Dead Sea and mines and produces potash and salt from subterranean mines in Spain and the UK. ICL Potash & Magnesium processes the potash into its types and markets it globally and also carries on other intercompany operations not solely related to the potash activities. ICL Potash & Magnesium also mines and produces Polysulphate™ (mined as polyhalite ore) in a subterranean mine in the UK. The magnesium business produces, markets and sells pure magnesium and magnesium alloys, and also produces dry carnallite and related by-products, including chlorine and sylvinite.

ICL Phosphate – ICL Phosphate mines and processes phosphate rock from open pit mines – three of which are located in the Negev Desert in Israel while the fourth is situated in the Yunnan province in China. In addition, ICL Phosphate produces sulphuric acid, fertilizer-grade (“green”) phosphoric acid and phosphate fertilizers in its facilities in Israel, China and Europe. Furthermore, ICL Phosphate manufactures phosphate‑based food additives for livestock in Turkey. ICL Phosphate markets its products worldwide, mainly in Europe, Brazil, India and China.

ICL Specialty Fertilizers – ICL Specialty Fertilizers produces water soluble specialty fertilizers in the Netherlands and Belgium, liquid fertilizers and soluble fertilizers in Israel and Spain, and controlled‑release fertilizers in the Netherlands and the United States. ICL Specialty Fertilizers markets its products worldwide, mainly in Europe, China, North America and Israel.

Specialty Solutions Segment – This segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties. The segment targets industrial markets and concentrates on achieving growth through a highly-tailored customer focus, as well as product innovation and commercial excellence.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 5 - Operating Segments (cont’d)

A. General (cont’d)

1. Information on operating segments: (cont'd)

ICL Industrial Products –ICL Industrial Products produces bromine out of a solution that is created as a by‑product of the KCl production process in Sodom, Israel, as well as bromine‑based compounds. ICL Industrial Products uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, ICL Industrial Products produces several grades of KCl, salt, magnesium chloride and magnesia products. ICL Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

ICL Advanced Additives – ICL Advanced Additives primarily develops, produces, markets and sells a broad range of acids and specialty phosphates for various applications in a large number of industries, including metal and water treatment, paints and coatings, cleaning materials, oral hygiene, carbonated drinks and asphalt modification. The diverse products and market base support and are consistent with the Company’s strategy of increasing production of downstream products with higher added value. ICL Advanced Additives purifies some of the fertilizer-grade phosphoric acid manufactured by ICL Phosphate and also manufactures thermal phosphoric acid. The purified phosphoric acid and thermal phosphoric acid are used to manufacture downstream products with high added value – phosphate salts and acids – which are used in the various industries mentioned above. Relating to the divestiture of the fire safety and oil additives business, see Note 11.

ICL Food Specialties – ICL Food Specialties is a leader in developing and producing functional food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, poultry, seafood, dairy, beverage and baked goods markets. In addition, the business line produces milk and whey proteins for the food ingredients industry and provides blended, integrated solutions based on dairy proteins and phosphate additives. The business line operates primary production locations in Germany, the United States, Brazil, China, and Austria, which mainly process phosphates, milk, and spices, and also operates blending facilities in Germany, the UK, the United States, Brazil, Argentina and Australia, enabling the production of "customer specific" solutions that meet the requirements of the local market.

2. Segment capital investments

The capital investments made by the segments, for each of the reporting years, include mainly property, plant and equipment and intangible assets acquired in the ordinary course of business and as part of business combinations.

3. Inter–segment transfers and unallocated income (expenses)

Segment revenues, expenses and results include inter-segment transfers, which are priced mainly based on transaction prices in the ordinary course of business – this being based on reports that are regularly reviewed by the chief operating decision maker. These transfers are eliminated as part of consolidation of the financial statements. The segment income is measured based on the operating income, without certain expenses that are not allocated to the operating segments including general and administrative expenses, as it is included in reports that are regularly reviewed by the chief operating decision maker.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 5 - Operating Segments (cont’d)

B. Operating segment data

Specialty Solutions Segment	Essential Minerals Segment	Other activities	Eliminations	Consolidated
$ millions
For the year ended December 31, 2017

Sales to external parties	2,588	2,789	41	-	5,418
Inter-segment sales	62	219	2	(283)	-
Total sales	2,650	3,008	43	(283)	5,418

Operating income attributable to the segments	554	359	1		914
General and administrative expenses					(261)
Other expenses not allocated to segments and intercompany eliminations					(24)
Operating income					629

Financing expenses, net					(124)
Income before taxes on income					505

Capital expenditures	80	423	1		504
Capital expenditures not allocated					3
Total capital expenditures					507

Depreciation, amortization and impairment	111	274	3		388
Depreciation ,amortization and impairment not allocated					30
Total depreciation, amortization and impairment					418

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 5 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Specialty Solutions Segment	Essential Minerals Segment	Other activities	Eliminations	Consolidated
$ millions
For the year ended December 31, 2016

Sales to external parties	2,493	2,811	59	-	5,363
Inter-segment sales	60	225	-	(285)	-
Total sales	2,553	3,036	59	(285)	5,363

Operating income attributable to the segments	534	398	5		937
General and administrative expenses					(321)
Other expenses not allocated to segments and intercompany eliminations					(619)
Operating loss					(3)

Financing expenses, net					(132)
Share in earnings of equity-accounted investee					18
Loss before taxes on income					(117)

Capital expenditures	95	497	1		593
Capital expenditures not allocated					59
Total capital expenditures					652

Depreciation ,amortization and impairment	106	292	3		401
Depreciation, amortization and impairment not allocated					5
Total depreciation, amortization and impairment					406

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 5 - Operating Segments (cont’d)

B. Operating segment data (cont'd)

Specialty Solutions Segment	Essential Minerals Segment	Other activities	Eliminations	Consolidated
$ millions
For the year ended December 31, 2015

Sales to external parties	2,319	2,904	182	-	5,405
Inter-segment sales	75	211	3	(289)	-
Total sales	2,394	3,115	185	(289)	5,405

Operating income attributable to the segments	451	885	16		1,352
General and administrative expenses					(350)
Other expenses not allocated to segments and intercompany eliminations					(237)
Operating income					765

Financing expenses, net					(108)
Share in earnings of equity-accounted investee					11
Income before taxes on income					668

Capital expenditures	98	470	2		570
Capital expenditures as a result of business combination	145	445	-		590
Capital expenditures not allocated					110
Total capital expenditures					1,270

Depreciation, amortization and impairment	145	247	37		429
Depreciation, amortization and impairment not allocated					1
Total depreciation, amortization and impairment					430

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 5 - Operating Segments (cont'd)

C. Information based on geographical location

Following is data regarding the distribution of the Group sales by geographical location of the customer:

2017		2016		2015
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
USA	1,091	20	1,070	20	1,176	22
China	724	13	669	12	550	10
Brazil	594	11	521	10	506	9
Germany	378	7	392	7	421	8
United Kingdom	328	6	306	6	303	6
France	265	5	226	4	295	6
Spain	264	5	258	5	285	5
India	200	4	199	4	206	4
Israel	171	3	237	4	240	4
Italy	121	2	122	2	117	2
All other	1,282	24	1,363	26	1,306	24
Total	5,418	100	5,363	100	5,405	100

Following is data regarding the distribution of the Group's sales by geographical location of the assets:

For the year ended December 31
2017	2016	2015
$ millions	$ millions	$ millions
Israel	2,548	2,470	2,427
Europe	2,119	2,124	2,296
North America	1,045	1,045	1,148
Others	798	774	503
	6,510	6,413	6,374
Intercompany sales	(1,092)	(1,050)	(969)

Total	5,418	5,363	5,405

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 5 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

Following is data regarding the group operating income (loss) by geographical location of the assets from which it was produced:

For the year ended December 31
2017	2016	2015
$ millions	$ millions	$ millions
Israel	475	304	386
North America	154	83	89
South America	20	(2)	21
Europe	(45)	(117)	254
Others	21	(242)	23
Intercompany eliminations	4	(29)	(8)
Total	629	(3)	765

Following is data regarding the non-current assets by geographical location of the assets (*)

For the year ended December 31
2017	2016
$ millions	$ millions
Israel	3,387	3,351
Europe	1,227	1,127
Asia	455	472
North America	321	382
Other	94	158
Total	5,484	5,490

(*) Consist mainly of property, plant and equipment and intangible assets, non-current inventories, lease rights and investments in equity-accounted investees.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 5 - Operating Segments (cont'd)

D. Segment Sales by Business lines

2017		2016		2015
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Specialty Solutions Segment
Industrial Products	1,193	22	1,120	21	1,034	19
Advanced Additives	877	16	798	15	781	14
Food Specialties	596	11	659	12	613	11
	2,666	49	2,577	48	2,428	44
Essential Minerals Segment
Potash & Magnesium	1,383	26	1,338	25	1,515	28
Phosphate	1,052	19	1,163	22	1,064	20
Specialty Fertilizers	692	13	661	12	680	13
	3,127	58	3,162	59	3,259	61
Other activities and intercompany sales	(375)	(7)	(376)	(7)	(282)	(5)
Total	5,418	100	5,363	100	5,405	100

E. Information on operating income by Business lines

Set forth below is additional information regarding the operating income attributable to the segments by business line:

For the year ended December 31
2017	2016	2015
$ millions	$ millions	$ millions
Specialty Solutions Segment
Industrial Products	303	286	225
Advanced Additives	201	163	154
Food Specialties	51	84	72
	555	533	451

Essential Minerals Segment
Potash & Magnesium	282	282	637
Phosphate	23	60	187
Specialty Fertilizers	56	55	63
	361	397	887

Other activities and intercompany eliminations	(2)	7	14
Consolidated (business lines)	914	937	1,352

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 6 - Short-Term Investments and Deposits

As at December 31
2017	2016
$ millions	$ millions
Deposits in banks and financial institutions	90	18
Other	-	11
	90	29

Note 7 – Inventories

As at December 31
2017	2016
$ millions	$ millions
Finished products	709	773
Work in progress	269	267
Raw materials	212	194
Spare parts	142	129
	1,332	1,363
Less – non-current inventories (presented in non-current assets)	106	96
	1,226	1,267

Note 8 - Other Receivables

As at December 31
2017	2016
$ millions	$ millions
Government institutions	78	39
Prepaid expenses	33	25
Insurance receivables	26	6
Current tax assets	16	66
Advances to suppliers	10	15
Other	62	71
	225	222

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 9 - Investments in Subsidiaries and Investee Companies

A.	Movement during the year in investments in equity-accounted investees

$ millions

Balance as at January 1, 2017	153

Changes during the year:
Dividends received	(3)
Divestiture of equity accounted investees (see note 11)	(122)
Translation differences	1

Balance as at December 31, 2017	29

B.	Condensed data with respect to equity-accounted investees

Set forth below is condensed financial data with respect to equity-accounted investees which are individually insignificant without adjustments for the ownership rates held by the Group.

As at December 31
2017	2016
$ millions	$ millions
Current assets	54	260
Non-Current assets	39	568
Total assets	93	828
Current liabilities	25	131
Non-current liabilities	26	406
Total liabilities	51	537
Revenues	207	315
Expenses	197	279
Net income	10	36

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 9 - Investments in Subsidiaries and Investee Companies (cont'd)

C.	Non-controlling interests in subsidiaries

The following table presents information with respect to non-controlling interests in a Group subsidiary, YPH JV, in the rate of 50%. The non-controlling interests are material to the Group (before elimination of inter-company transactions). The information includes fair value adjustments that were made on the acquisition date, other than goodwill and presented without adjustments for the ownership rates held by the Group.

2017	2016
$ millions	$ millions

Current assets	197	227
Intangibles assets	69	64
Other non current assets	302	314
Current liabilities	241	268
Long term liabilities	215	197
Equity	112	140

Sales	363	377
Operating Loss	(21)	(78)
Depreciation and amortization	34	34
Operating income (loss) before depreciation and amortization	13	(44)

Net loss	(38)	(104)
Comprehensive loss	(52)	(126)

D.	Loss of control over subsidiary

Commencing June 2015, the Company held 100% of the shares of Allana Afar (hereinafter – “Allana”), which held a concession for mining potash in Ethiopia. In 2016, in light of issuance of a tax assessment, which the Company contends illegal, and in light of a lack of support from the Government of Ethiopia in connection with construction of infrastructures and creation of the regulatory framework required for establishment of the project, Management decided to take all necessary actions towards termination of the project, including notification by Allana of cancellation of the mining agreement and return of the concession site to the Ethiopian government. During 2017, the company took actions to shut down the project with various parties in the Ethiopian government, including, a process of voluntary liquidation of the company and appointment of a liquidator on its behalf. Due to the above and following the Company’s examination, the company believes that it lost effective control over Allana in 2017. As a result, as part of the financial statements for 2017, the Company deconsolidated Allana’s assets (goodwill) and liabilities (tax provision) and recognized a gain from loss of control, in the amount of $7 million, presented under “other income” in the consolidated statement of income.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 10 – Other non-current assets

As at December 31
2017	2016
$ millions	$ millions
Lease rights	106	107
Non-current inventories	106	96
Surplus in defined benefit plan	89	78
Derivatives	64	3
Other	8	8
	373	292

Note 11 - Assets held for sale and Business Acquisitions

A. Assets held for sale

(1) Pursuant to the Company’s strategy to divest low synergies businesses, focus its operation on the mineral’s chains, reduce debt ratios and generate funds for growth initiatives, during 2017, the Company entered into the following sales agreements:

•
On December 7, 2017, the Company entered into an agreement to sell its fire safety and oil additives business (hereinafter - the Business) to SK Invictus Holding L.P., an affiliate of SK Capital (hereinafter – the Buyer). The Business is part of ICL Specialty Solutions’ Advanced Additives business line. Closing of the transaction is subject to several conditions which are expected to be met in the first half of 2018. The total consideration from the sale is expected to be in the amount of about $1 Billion, before estimated selling costs and subject to customary closing adjustments regarding working capital and debt, of which $950 million in cash and up to about $53 million in the form of preferred equity certificates issued by a subsidiary of the Buyer. As a result from the sale, the Company expects to recognize a gain of about $840 million (upon closing) and selling costs of approximately $15 million. In light of that stated, in the financial statements for 2017, the Company reclassified the Business as “assets and liabilities held for sale”. See item (2) below.

•
On December 8, 2017, the Company closed the sale of its holdings (50%) in IDE Technologies Ltd, for a consideration of $168 million. In the financial statements for 2017, the Company recognized a capital gain of $41 million which was presented under “other income” in the consolidated statement of income.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 11 - Assets held for sale and Business Acquisitions (cont’d)

(2) Assets and liabilities of disposal groups classified as held for sale

Assets of disposal groups classified as held for sale

2017
US$ millions
Cash and cash equivalents	5
Trade and other receivables	41
Inventories	35
Property, plant and equipment	25
Intangible assets	63
169

Liabilities of disposal groups classified as held for sale

2017
US$ millions
Trade payables	9
Other current liabilities	30
Long-term employee provisions	1
Deferred tax liabilities	3
43

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 12 - Property, Plant and Equipment

Land, roads and buildings	Installations and equipment	Dikes and evaporating ponds	Heavy mechanical equipment	Furniture, vehicles and equipment	Plants under construction and spare parts for installations (1)	Total
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Cost
Balance as at January 1, 2017	763	5,408	1,715	149	244	879	9,158
Additions	42	302	140	7	13	(14)	490
Disposals	(6)	(28)	-	(12)	(17)	-	(63)
Translation differences	49	136	33	7	9	35	269
Reclassification to assets held for sale	(4)	(30)	-	(1)	(7)	(2)	(44)
Balance as at December 31, 2017	844	5,788	1,888	150	242	898	9,810

Accumulated depreciation
Balance as at January 1, 2017	409	3,232	944	83	181	-	4,849
Depreciation for the year	23	227	84	7	14	-	355
Disposals	(4)	(23)	-	(12)	(17)	-	(56)
Impairment	-	13	-	-	-	-	13
Translation differences	24	85	25	7	6	-	147
Reclassification to assets held for sale	(1)	(14)	-	(1)	(3)	-	(19)
Balance as at December 31, 2017	451	3,520	1,053	84	181	-	5,289
Depreciated balance as at December 31, 2017	393	2,268	835	66	61	898	4,521

(1) The additions for the year are presented net of items the construction of which were completed and accordingly were recorded in other categories in the “property, plant and equipment” section.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 12 - Property, Plant and Equipment (cont’d)

Land, roads and buildings	Installations and equipment	Dikes and evaporating ponds	Heavy mechanical equipment	Furniture, vehicles and equipment	Plants under construction and spare parts for installations (1)	Total
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Cost
Balance as at January 1, 2016	760	5,038	1,634	157	235	976	8,800
Additions	24	488	89	2	19	(83)	539
Disposals	(4)	(49)	-	(10)	(10)	-	(73)
Translation differences	(17)	(72)	(8)	-	(2)	(14)	(113)
Reclassification from assets held for sale	-	3	-	-	2	-	5
Balance as at December 31, 2016	763	5,408	1,715	149	244	879	9,158

Accumulated depreciation
Balance as at January 1, 2016	396	3,085	848	84	175	-	4,588
Depreciation for the year	22	218	102	8	15	-	365
Disposals	(2)	(41)	-	(9)	(8)	-	(60)
Impairment	-	5	-	-	-	-	5
Translation differences	(7)	(35)	(6)	-	(1)	-	(49)
Balance as at December 31, 2016	409	3,232	944	83	181	-	4,849
Depreciated balance as at December 31, 2016	354	2,176	771	66	63	879	4,309

(1) The additions for the year are presented net of items the construction of which were completed and accordingly were recorded in other categories in the “property, plant and equipment” section.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 13 - Intangible Assets

A.	Composition

Goodwill	Concessions and mining rights	Trademarks	Technology / patents	Customer relationships	Exploration and evaluation assets	Computer application	Others	Total
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Cost
Balance as at January 1, 2017	398	205	86	80	214	35	65	76	1,159
Additions	-	-	-	3	-	1	10	3	17
Discontinuance of consolidation	(55)	-	-	-	-	-	-	-	(55)
Translation differences	16	11	7	7	16	3	2	1	63
Reclassification to assets held for sale	(11)	-	(2)	(10)	(47)	-	(1)	(46)	(117)

Balance as at December 31, 2017	348	216	91	80	183	39	76	34	1,067

Amortization and impairment losses
Balance as at January 1, 2017	21	57	19	34	88	9	57	50	335
Amortization for the year	-	6	3	5	12	1	3	5	35
Translation differences	1	-	1	3	5	1	2	1	14
Impairment	-	-	1	-	-	14	-	-	15
Reclassification to assets held for sale	-	-	-	(7)	(11)	-	(1)	(35)	(54)

Balance as at December 31, 2017	22	63	24	35	94	25	61	21	345

Amortized Balance as at December 31 ,2017	326	153	67	45	89	14	15	13	722

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 13 - Intangible Assets (cont'd)

A.	Composition (cont’d)

Goodwill	Concessions and mining rights	Trademarks	Technology / patents	Customer relationships	Exploration and evaluation assets	Computer application	Others	Total
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Cost
Balance as at January 1, 2016	370	262	86	82	212	143	255	78	1,488
Additions	-	1	1	1	6	19	59	-	87
Additions in respect of business combinations	26	-	-	-	-	-	-	-	26
Disposals	-	(52)	-	-	-	(126)	(249)	-	(427)
Translation differences	2	(6)	(1)	(3)	(5)	(1)	(3)	(2)	(19)
Reclassification from assets held for sale	-	-	-	-	1	-	3	-	4

Balance as at December 31, 2016	398	205	86	80	214	35	65	76	1,159

Amortization and impairment losses
Balance as at January 1, 2016	21	52	16	30	77	7	55	45	303
Amortization for the year	-	5	3	5	13	2	3	5	36
Disposals	-	-	-	-	-	-	(2)	-	(2)
Translation differences	-	-	-	(1)	(2)	-	(1)	-	(4)
Reclassification from assets held for sale	-	-	-	-	-	-	2	-	2

Balance as at December 31, 2016	21	57	19	34	88	9	57	50	335
Amortized Balance as at December 31 ,2016	377	148	67	46	126	26	8	26	824

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 13 - Intangible Assets (cont'd)

B. Total book value of intangible assets having defined useful lives and those having indefinite useful lives are as follows:

As at December 31
2017	2016
$ millions	$ millions
Intangible assets having a defined useful life	365	415
Intangible assets having an indefinite useful life	357	409
	722	824

Note 14 - Impairment Testing

A.	Impairment testing for intangible assets with an indefinite useful life

Goodwill

The goodwill is not monitored for internal reporting purposes and, accordingly, it is allocated to the Company’s operating segments and not to the cash-producing units, the level of which is lower than the operating segment. The examination of impairment in value of the goodwill is made accordingly.

As result of the loss of control of Allana Afar (see Note 9D), the Company deducted the amount of $55 million from goodwill and is presented under “other income” in the consolidated statement of income.

Other intangible assets with an indefinite useful life (trademarks)

For the purpose of impairment testing, other intangible assets with an indefinite useful life were allocated to the cash-generating units which represent the lowest level within the Company.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 14 - Impairment Testing (cont’d)

A. Impairment testing for intangible assets with an indefinite useful life (cont’d)

The carrying amounts of intangible assets with an indefinite useful life are as follows:

As at December 31
2017	2016
$ millions	$ millions
Goodwill
Specialty Solutions	207	211
Essential Minerals	119	166
	326	377

Trademarks
Industrial Products, United States	13	13
Advanced Additives, United States	7	9
Food, United States	5	5
Industrial Products, Europe	6	5
	31	32
	357	409

Since January 2017, As a result of a structural change, ICL Specialty Fertilizers (previously presented under Specialty Solutions segment) is part of “Essential Minerals Segment” (see Note 5). The comparative Goodwill amounts have been restated in order to reflect the change.

In connection with the goodwill impairment testing, the after‑tax discount rate used for the calculation of the recoverable amount of the operating segments is 6% (real) – 8% (nominal). The long‑term growth rate is between 0% and 2%, in industries and markets in which the Company is engaged.

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

B. Impairment losses

1. As a result of the findings of geological surveys made with respect to potential new mining areas (Greenfield) nearby to the Company’s mining facilities in Spain, and taking into account the conditions in the potash market, in 2017, the Company’s management decided that it does not intend, in the foreseeing future to develop the said area. As a result, in the financial statements for 2017, a reduction was recorded, in the amount of about $14 million, representing the full amount of the value of the asset, and presented under “other expenses” in the consolidated statement of income.

2. In the period of the report, the Company examined the recoverable amount of its assets in Zhapu (part of Industrial Products in China), in the view of the decision to postpone the Specialty Fertilizers (SF) project, which was planned to be established in the Zhapu plant in the upcoming years, and in light of updates to the marketing plans of water disinfectant products (biocides) that are presently manufactured on the site.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 14 - Impairment Testing (cont’d)

B. Impairment losses (cont’d)

The examination included a comparison of the discounted value of the expected cash flows based on a 5‑year cash‑flow projection, where the fifth year was selected as the representative year, against the carrying value of the assets in the Company’s books. The examination indicated that the recoverable amount of the Company’s assets is lower than their book value and, accordingly, the Company included a provision for impairment in the amount of $11 million, presented under “other expenses” in the consolidated statement of income.

Note 15 - Derivative Instruments

As at December 31, 2017		As at December 31, 2016
Assets	Liabilities	Assets	Liabilities
$ millions		$ millions

Included in current assets and liabilities:
Foreign currency and interest derivative instruments	1	(3)	8	(3)
Derivative instruments on energy and marine transport	4	-	4	-

	5	(3)	12	(3)

Included in non-current assets and liabilities:
Foreign currency and interest derivative instruments	64	(3)	3	(5)

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 16 - Credit from Banks and Others

A.	Composition

As at December 31
2017	2016
$ millions	$ millions
Short-term credit

From financial institutions	635	572
From the parent company	175	-
	810	572
Current maturities
Long term loans from financial institutions	12	16

Total Short Term Credit	822	588

Long- term debt and debentures
Loans from financial institutions	786	1,254
Other loans	98	87
	884	1,341
Less – current maturities	12	16
	872	1,325

Marketable debentures	1,241	1,196
Non-marketable debentures	275	275

Total Long- term debt and debentures	2,388	2,796

For additional information, see Note 24 Financial Instruments and Risk Management.

B. Movement during the year in Credit from Banks and Others (short term credit, Loans and debentures) including interest payables

As at December 31
2017
$ millions
Balance as at January 1, 2017	3,399

Changes from financing cash flows
Receipt of long-term debt	276
Repayment of long-term debt	(379)
Credit facilities used, net	(318)
Receipt of short-term credit, net of repayment	147
Interest paid	(111)
Total net financing cash flows	(385)

Effect of changes in foreign exchange rates	101
Other changes	112

Balance as at December 31, 2017	3,227

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 16 - Credit from Banks and Others (cont’d)

C. Maturity periods

The credit and the loans from banks and others, including debentures (net of current maturities), mature in the years after the date of the report, as follows:

As at December 31
2017	2016
$ millions	$ millions

Second year	261	16
Third year	18	323
Fourth year	213	27
Fifth year	644	1,046
Sixth year and thereafter	1,252	1,384
	2,388	2,796

For additional information, see Note 16F below.

D. Restrictions on the Group relating to the receipt of credit

As part of the loan agreements the Group has signed, various restrictions apply including financial covenants, a cross‑default mechanism and a negative pledge.

Set forth below is information regarding the financial covenants applicable to the Company as part of the loan agreements and the compliance therewith:

	Financial Ratio Required under the Agreement	Financial Ratio December 31,
Financial Covenants (1)		2017
Equity	Equity greater than 2,000	2,859
	million dollars	million dollars

The ratio of the EBITDA to the net interest expenses	Equal to or greater than 3.5	9.36

Ratio of the net financial debt to EBITDA	Less than 4.25 (2)	2.56

Ratio of the financial liabilities of the subsidiaries to the total assets of the consolidated company	Less than 10%	4.91%

(1)	Examination of compliance with the above‑mentioned financial covenants is made as required based on the data in the Company's consolidated financial statements.

(2)	According to the Company’s covenants, the required ratio of the net financial debt to EBITDA as at December 31, 2018 and 2019 is less than 4.0 and 3.5 respectively.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 16 - Credit from Banks and Others (cont'd)

E. Sale of receivables under securitization transaction

In July 2015, the Company and certain Group subsidiaries (hereinafter – “the Subsidiaries”) signed a series of agreements regarding a securitization transaction with three international banks (hereinafter – “the Lending Banks”) for the sale of their trade receivables to a foreign company which was established specifically for this purpose and which is not owned by the ICL Group (hereinafter – “the Acquiring Company”).

Those agreements replace the prior securitization agreements, in the amount of $350 million, which came to an end in July 2015. The main structure of the new securitization agreement is the same as the prior securitization agreement. The Company's policy is to utilize the securitization limit based on its cash‑flow needs, alternative financing sources and market conditions. The new securitization agreement will expire in July 2020. In the agreement, ICL undertook to comply with a financial covenant whereby the ratio of net debt to EBITDA will not exceed 4.75. If ICL does not comply with the said ratio, the Acquiring Company is allowed to discontinue acquiring new trade receivables (without affecting the existing acquisitions). As at the reporting date, ICL is in compliance with the aforementioned financial covenant.

The Acquiring Company finances acquisition of the debts by means of a loan received from a financial institution, which is not related to ICL, which finances the loan out of the proceeds from the issuance of commercial paper on the U.S. commercial paper market. The repayment of both the commercial paper and the loan are backed by credit lines from the Lending Banks. In July 2017, the Company reduced its securitization framework, from $405 to $350 million, in order to optimize utilization of the financing framework.

The acquisitions are on an ongoing basis, whereby the proceeds received from customers whose debts were sold are used to acquire new trade receivables. The period in which the Subsidiaries are entitled to sell their trade receivables to the Acquiring Company is five years from the closing date of the transaction, where both parties have the option at the end of each year to give notice of cancellation of the transaction. The selling price of the trade receivables is the amount of the debt sold, less the calculated interest cost based on the anticipated period between the sale date of the customer debt and its repayment date. Upon acquisition of the debt, the Acquiring Company pays the majority of the debt price in cash and the remainder in a subordinated note, which is paid after collection of the debt sold. The rate of the cash consideration varies according to the composition and behavior of the customer portfolio. The Subsidiaries handle collection of the trade receivables included in the securitization transaction, on behalf of the Acquiring Company.

In addition, as part of the agreements a number of conditions were set in connection with the quality of the customer portfolios, which give the Lending Banks the option to end the undertaking or determine that some of the Subsidiaries, the customer portfolios of which do not meet the conditions provided, will no longer be included in the securitization agreements.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 16 - Credit from Banks and Others (cont'd)

E. Sale of receivables under securitization transaction (cont’d)

The securitization of trade receivables does not meet the conditions for derecognition of financial assets prescribed in International Standard IAS 39, regarding Financial Instruments – Recognition and Measurement, since the Group did not transfer all of the risks and rewards deriving from the trade receivables. Therefore, the receipts received from the Acquiring Company are presented as a financial liability as part of the short-term credit. As of December 31, 2017, and December 31, 2016, utilization of the securitization facility and trade receivables within this framework amounted to approximately $331 million.

Once the Company transferred its trade receivables, it no longer has the right to sell them to another party. In the case of a credit default, the Company bears approximately 30% of the overall secured trade receivable balance.

The value of the transferred assets (which is approximately their fair value), fair value of the associated liabilities and net position are as follows:

Year ended December 31,
2017	2016	2015
$ millions	$ millions	$ millions
Value of the transferred assets	331	331	285
Fair value of the associated liabilities	331	331	285
Net position *	-	-	-

* Less than $1 million.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 16 - Credit from Banks and Others (cont'd)

F. Information on material loans and debentures outstanding as at December 31, 2017:

Instrument type	Loan date	Original principal (millions)	Currency	Carrying amount 31 December, 2017 $ millions	Interest rate	Principal repayment date	Additional information
Loan-Israeli institutions	November 2013	300	Israeli Shekel	76	4.94%	2015-2024 (annual installment)	Partially prepaid
Debentures (private offering) – 3 series	January 2014	84 145 46	U.S Dollar	84 145 46	4.55% 5.16% 5.31%	January 2021 January 2024 January 2026
Loan-international institutions	July 2014	27	Euro	26	2.33%	2019-2024	Partially prepaid
Debentures-Series D	December 2014	800	U.S Dollar	792	4.50%	December, 2024	(1)
Loan-European Bank	December 2014	161	Brazilian Real	30	CDI+1.35%	2015-2021 (Semi annual installment)
Loan from a European Bank	December 2015, December 2013	129	U.S Dollar	129	Libor+1.40%	December 2019
Debentures-Series E	April 2016	1,569	Israeli Shekel	449	2.45%	2021- 2024 (annual installment)	(2)
Loan - others	April - October, 2016	600	Chinese Yuan Renminbi	92	5.23%	2019
Loan - Asian Banks	June - October, 2017	700	Chinese Yuan Renminbi	108	4.72%	2018
Loan - Asian Bank	October, 2017	400	Chinese Yuan Renminbi	61	CNH Hibor + 0.50%	April 2018
Loan - Parent Company	November - December, 2017	175	U.S Dollar	175	1.81%	2018	See Note 26D

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 16 - Credit from Banks and Others (cont'd)

F. Information on material loans and debentures: (cont’d)

Additional Information:

(1)	Debentures Series D

Private issuance of debentures pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended, to institutional investors in the U.S., Europe, and Israel. The notes are registered for trade in the TACT Institutional; by the Tel-Aviv Stock Exchange Ltd. The notes have been rated BBB (stable). In March 2017, the rating company “Fitch Rating Ltd.” lowered the Company’s credit rating, together with the rating of the debentures, from BBB to BBB- with a stable rating outlook. In November 2017, the rating company “Standard & Poor’s” reaffirmed the Company’s credit rating, together with the rating of the debentures, at BBB-, with a stable rating outlook.

(2)	Debentures-Series E

The debentures were listed for trading on the Tel-Aviv Stock Exchange. The debentures are unsecured and contain standard terms and conditions and events of default, as well as a mechanism to raise the interest rate in the event of a decrease in the rating of the debentures (the interest rate will be increased by 0.25% per decrease in the rating by one rating level, starting at a rating of (ilA) and reaching a maximum cumulative interest rate increase of 1% upon reaching a rating of (ilBBB)), a negative pledge undertaking and financial covenants ((1) minimum equity of not less than $1.55 billion; and (2) net debt to EBITDA ratio of not more than 1:5.5). On November 1, 2017, the rating agency Standard & Poor's Maalot ratified the Company’s rating of 'ilAA'. The rating outlook is stable.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 16 - Credit from Banks and Others (cont'd)

G. Credit facilities:

Issuer	European bank	Group of eleven international banks	American bank	European Bank
Date of the credit facility	March 2014	March 2015	March 2016	December 2016
Date of credit facility termination	March 2020	March 2022*	March 2022*	June 2023
The amount of the credit facility	USD 35 million, Euro 60 million*	USD 1,705 million	USD 150 million	USD 136 million
Credit facility has been utilized	-	USD 530 million**	-	-
Interest rate	Up to 33% use of the credit: Libor/Euribor + 0.90%. From 33% to 66% use of the credit: Libor/Euribor + 1.15% 66% or more use of the credit: Libor/Euribor + 1.40%	Up to 33% use of the credit: Libor/Euribor + 0.70%. From 33% to 66% use of the credit: Libor/Euribor + 0.80% 66% or more use of the credit: Libor/Euribor + 0.95%	Up to 33% use of the credit: Libor + 0.65%. From 33% to 66% use of the credit: Libor + 0.75%. 66% or more use of the credit: Libor + 0.95%	Libor +0.75%
Loan currency type	USD and Euro loans	USD and Euro loans	USD loans	USD loans
Pledges and restrictions	Financial covenants - see Section D, a cross-default mechanism and a negative pledge.	Financial covenants - see Section D, a cross-default mechanism and a negative pledge.	Financial covenants - see Section D, a cross-default mechanism and a negative pledge.	Financial covenants - see Section D and a negative pledge.
Non-utilization fee	0.32%	0.21%	0.19%	0.30%

*	Updated in 2017.

**	As at March 1, 2018, the Company withdrew an additional $320 million.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 16 - Credit from Banks and Others (cont'd)

H. Pledges and Restrictions Placed in Respect of Liabilities

1) The Group has undertaken various obligations in respect of loans and credit received from non‑Israeli banks, including a negative pledge whereby the Group, committed, among other things, in favor of the lenders, to limit guarantees and indemnities to third parties (other than the guarantees in respect to subsidiaries) up to an agreed amount for $550 million. The Group has also undertaken to grant loans only to subsidiaries and to associated companies in which it holds at least 25% of the voting rights – not more than stipulated by the agreement with the banks. ICL has further committed not to grant any credit, other than in the ordinary course of business, and not to register any charges, including rights of lien, except those defined in the agreement as “liens permitted to be registered” on its existing and future assets and income. For details with regards to the covenants in respect of these loans, see Note 16.D. above.

2) As of the date of this report, the total guarantees of the Company were $77 million.

Note 17 – Other Current Liabilities

As at December 31
2017	2016
$ millions	$ millions

Employees	240	210
Accured expenses	83	72
Governmental (mainly in respect of royalties) (1)	67	117
Current tax liabilities	48	57
Dividend payable	-	60
Others	157	192

	595	708

(1)	See Note 21.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 18 - Taxes on Income

A. Taxation of companies in Israel

1. Income tax rates

Presented hereunder are the tax rates relevant to the Company in the years 2015–2018 and after:

2015 – 26.5%

2016 – 25%

2017 – 24%

2018 and after 23%
On December 22, 2016 the Israeli plenary Knesset passed the Economic Efficiency Law (Legislative Amendments for Achieving the Budget Targets for 2017 and 2018), 2016, which provides, among other things, for a reduction of the Companies Tax rate from 25% to 23% in two steps – the first step to the rate of 24% commencing from 2017 and the second step to the rate of 23% commencing from 2018 and thereafter, along with reduction of the tax rate applicable to “Preferred Enterprises” (see A.2.b below) regarding factories in the peripheral suburban areas, from 9% to 7.5%, as part of amendment of the Law for Encouragement of Capital Investments.

The current taxes for the periods reported are calculated in accordance with the tax rates shown in the table above.

2. Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter – the Encouragement Law)

a) Beneficiary Enterprises

The production facilities of some of the Company’s subsidiaries in Israel (hereinafter – the Subsidiaries) have received “Beneficiary Enterprise” status under the Encouragement law, as worded after Amendment No. 60 to the Law published in April 2005.

The benefits granted to the company are mainly:

1)  Reduced tax rates

Regarding the “tax exemption” track, the Company chose 2005 as the election year, whereas regarding the “Ireland” track, which is subject to tax at the rate of 11.5%, the Company chose 2008 as the election year. 2012 was also elected though tax benefit on this election do not get into force due to reduction of turnover compared to the 3 year average turnover prior to that  year. The benefits deriving from a “Beneficiary Enterprise” under the "tax exemption" track ended in 2014 while the benefits deriving from the "Ireland" track ended in 2017.

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

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 18 - Taxes on Income (cont’d)

A. Taxation of companies in Israel (cont’d)

2. Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (cont’d)

1)   Reduced tax rates (cont’d)

The temporary difference related to distribution of a dividend from exempt income as at December 31, 2017, in respect of which deferred taxes were not recognized, is in the amount of $702 million.

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

2)  Accelerated depreciation

In respect of buildings, machinery and equipment used by the Approved Enterprise, the Company is entitled to claim accelerated depreciation as provided by law, including the Income Tax Regulations – Adjustments for Inflation (Depreciation Rates), 1986, commencing from the year each asset is placed in service.

b)  Preferred Enterprises

On December 29, 2010, the Israeli Knesset approved the Economic Policy Law for 2011‑2012, whereby the Encouragement law, was amended (hereinafter – the Amendment). The Amendment is effective from January 1, 2011 and its provisions will apply to preferred income derived or accrued by a Preferred Enterprise, as defined in the  Amendment, in 2011 and thereafter.

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

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 18 - Taxes on Income (cont’d)

A. Taxation of companies in Israel (cont’d)

2. Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (cont’d)

b) Preferred Enterprises (cont’d)

On November 30, 2015, the Economic Efficiency Law was passed by the Knesset, which expanded the exception to all of an Enterprise’s activities up to the time of the first marketable product (for additional details – see Section 4 below). Nonetheless, tax benefits to which a Benefited Plant is entitled will not be cancelled in respect of investments up to December 31, 2012. Therefore, those plants will be able to utilize the tax benefits in respect of qualifying investments made up to December 31, 2012, in accordance with the provisions of the old law.It is further provided in the Amendment that tax will not apply to a dividend distributed out of preferred income to a shareholder that is an Israeli‑resident company. A dividend distributed out of preferred income to a shareholder that is an individual or a foreign resident is subject to tax at the rate of 20%, unless a lower tax rate applies under a relevant treaty for prevention of double taxation.

3. The Law for the Encouragement of Industry (Taxation), 1969

a)	Some of the Company’s Israeli subsidiaries are “Industrial Enterprise”, as defined in the above‑mentioned law.

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

4. The Law for Taxation of Profits from Natural Resources

On November 30, 2015, the Knesset passed the Law for Taxation of Profits from Natural Resources (hereinafter – the Law), which entered into effect on January 1, 2016, except with respect to DSW, regarding which the effective date is January 1, 2017. The highlights of the Law are set forth below:

The total tax on natural resources in Israel will include three tax elements: royalties, Natural Resources Tax and Companies income Tax.

Royalties:

The rate of the royalties in connection with resources produced from the quarries, in accordance with the Mines Ordinance will be 5% (with respect to production of the phosphates, the royalty rate will be 5% of the value of the quantity produced – instead of 2%). Pursuant to the salt harvesting agreement signed with the Government on July 8, 2012, the parties agreed, inter‑alia, to an increase in the rate of the royalties from 5% to 10% of the sales, for every quantity of potash chloride sold by the Company in a given year, in excess of a quantity of 1.5 million tons.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 18 - Taxes on Income (cont'd)

A.	Taxation of companies in Israel (cont'd)

4. The Law for Taxation of Profits from Natural Resources (cont’d)

As part of the agreement, it was provided that if a law is enacted that changes the specific fiscal policy with reference to profits or royalties deriving from quarrying from the Dead Sea, the Company's consent to the increase of the rate of the royalties, as stated, will not apply. The Law entered into effect on January 1, 2016. For additional details – see Note 21C.

Imposition of Natural Resources Tax:

The tax base, which will be calculated for every mineral separately, is the mineral’s operating income in accordance with the accounting statement of income, to which certain adjustments will be made, less financing expenses at the rate of 5% of the mineral’s average working capital, and less an amount that reflects a yield of 14% on the property, plant and equipment used for production and sale of the quarried material (hereinafter – the Yield on the Property, Plant and Equipment). On the tax base, as stated, a progressive tax will be imposed at a rate to be determined based on the Yield on the Property, Plant and Equipment in that year. For the Yield on the Property, Plant and Equipment between 14% and 20%, Natural Resources Tax will be imposed at the rate of 25%, while the yield in excess of 20% will be subject to Natural Resources Tax at the rate of 42%. In years in which the Natural Resources Tax base is negative, the negative amount will be carried forward from year to year and will constitute a tax shield in the succeeding tax year. The above computations, including the right to use prior years’ losses, are made separately, without taking into account setoffs, for each natural resource production and sale activity.

Limitations on the Natural Resources Tax – the Natural Resources Tax will only apply to profits deriving from the actual production and sale of each of the following resources: potash, bromine, magnesium and phosphates, and not to the profits deriving from the downstream industrial activities. Calculation of the Natural Resources Tax will be made separately for every mineral. Nonetheless, regarding Magnesium, it was provided that commencing from 2017,upon sale of carnalite by DSW to Magnesium and reacquisition of a Sylvanite by‑product by DSW, Magnesium will charge DSW $100 per ton of potash which is produced from the Sylvanite (linked to the CPI).

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

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 18 - Taxes on Income (cont'd)

A.	Taxation of companies in Israel (cont'd)

4. The Law for Taxation of Profits from Natural Resources (cont’d)

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

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 18 - Taxes on Income (cont'd)

B. Taxation of non-Israeli subsidiaries

Subsidiaries incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence. The principal tax rates applicable to the major subsidiaries outside Israel are as follows:

Country	Tax rate	Note
United States	40%	(1)
Brazil	34%
Germany	29%
Netherlands	25%
Spain	25%
China	25%
United Kingdom	19%	(2)

(1)
On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (hereinafter - the Tax Act). The Tax Act significantly revises the future ongoing U.S. federal corporate income tax by, among other things, lowering U.S. corporate income tax rates and implementing a territorial tax system. The lower corporate income tax rates is effective as of January 1, 2018.

Based on the Tax Act provisions, the Company’s deferred tax assets and liabilities were re‑measured to incorporate the lower Federal corporate tax rate of 21% into its tax provision. As a result, as part of the financial statements for 2017, the Company reduced the balances of the assets and liabilities for deferred taxes, in the net amount of about $13 million, against deferred tax income.

As part of the transition to the new territorial tax system, the Tax Act imposes a one-time repatriation tax on deemed repatriation of historical earnings and profits (hereinafter - E&P) of foreign subsidiaries. Based on the Company’s estimation relating E&P, as at December 31, 2017, no additional provision is required. In addition, the Tax Act establishes new tax laws that could affect ICL in future fiscal years, including, creation of the base erosion anti-abuse tax (BEAT), a new minimum tax. The Company has estimated that the impact of the new minimum tax on future tax results is immaterial.

The new Tax Act is comprehensive and complex and might lead to future circulars and interpretations which may impact the Company’s estimations. Based on the Company’s estimation, the provisions in the financial statements, as at December 31, 2017, are in accordance with the Tax Act and represent its best estimate.

(2)	The tax rate in the UK was reduced to 19% effective from April 1, 2017 and 17% commencing from April 1, 2020.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 18 - Taxes on Income (cont'd)

C. Carried forward tax losses

As at December 31, 2017, the balances of the carryforward tax losses of subsidiaries for which deferred taxes were recorded, amount to about $308 million (December 31, 2016 – about $454 million).

The balances of the carryforward tax losses to future years of subsidiaries for which deferred taxes were not recorded, is about $322 million (December 31, 2016 – about $409 million).

As at the date of the report, the capital losses for tax purposes available for carryforward to future years for which deferred taxes were not recorded, amount to about $159 million (December 31, 2016 – about $174 million).

D. Tax assessments

1)
The Company and the companies consolidated with it for Israeli tax purposes along with most of the other companies in Israel have received final tax assessments up to and including the 2011 tax year. The main subsidiaries outside of Israel have final tax assessments up to and including the 2010, 2011 and 2012 tax years.

2)
In June 2017, the Company received an assessment from the Israeli Tax Authority (ITA) whereby the Company is required to pay tax in addition to the amount it already paid in respect of the 2012‑2014 tax years, in the amount of about $50 million. The Company disputes the assessment and in September 2017, the Company filed an objection to ITA. In the Company’s estimation, as at the date of the report, the Company has a sufficient provision in its books, in an immaterial amount.

3)
In January 2018, the Appeals Court for Tax matters in Belgium accepted an appeal filed by a subsidiary of ICL regarding allowance of certain expenses for deduction in prior periods. As a result, as part of the financial statements for 2017, the Company cancelled a provision, in the amount of about $28 million – about $25 million against “tax income” and about $3 million against “financing income” in the statement of income.

E. Uncertain Tax Position

The measurement of the estimated Tax provisions as at December 31, 2017, requires judgment of certain tax positions, which might result in additional tax payments demanded by the Tax authorities in future periods. A provision will be recorded only when the Company estimates that the chances of its positions to be accepted are lower than the chances they will be rejected. According to the Company’s estimation, the total potential tax exposure, for which no provision was recorded, amounts to about $150 million. In addition, it is possible that the tax authorities will come with additional tax positions that are not known to the Company at this stage.  Below are the Company’s main tax positions which compose the above estimated amount:

1)
The tax provisions for the years 2015 to 2017 in certain subsidiaries in Israel were calculated considering certain deductible costs such as: provision for waste removal, losses from exchange rate and interest expenses. Based on the Company’s experience, the Tax Authority could object to the Company's opinion of the eligibility to deduct all or part of those expenses.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 18 - Taxes on Income (cont'd)

E. Uncertain Tax Position (cont'd)

2)
As described above, the Law for Taxation of Profits from Natural Resources is a new law that entered into effect with respect to the bromine, phosphate and magnesium minerals in 2016, while regarding the potash mineral, in 2017. As at the date of the report, no regulations had yet been issued under the Law, no circulars had been published and no court decisions had been rendered regarding the Law. The manner of application of the Law, including preparation of the financial statements for the mineral, requires interpretations and assumptions regarding a number of significant matters which require Management’s judgment.

Based on the interpretation of the law, the Company’s position is that the carrying amount of the property, plant and equipment in the financial statements of the mineral, regarding which a yield was provided at the rate of 14%, will be presented in accordance with generally accepted accounting principles on the basis of fair value revaluation on the date the Law enters into effect. Measurement of the property, plant and equipment, for this purpose, in accordance with historical values, would have resulted in an increase in the tax expenses. The Company believes that the chance that its position will be accepted is higher than the chance it will be rejected. The Tax Authority could demand additional payments in future periods, even in very significant amounts, as a result of different interpretation of applying the Law, including other matters aside of the measurement of the property, plant and equipment. As at the date of the report, in the Company’s estimation, the provision in the financial statements represents the best estimate of the tax payment the Company will incur with reference to the Law.

3)
The Industrial Enterprises owned by some of the Company's Israeli subsidiaries have a common line of production or meet other relevant criteria and, therefore, they file, together with the Company, a consolidated tax return in accordance with the Law for the Encouragement of Industry. In the Company’s opinion, Dead sea Magnesium in accordance with the conditions stipulated in the Law, can be reported in the  consolidated tax return and therefore the Company  utilizes DSM’ current losses for tax purposes against the taxable income of the other companies. It should be noted that in the last tax assessment agreement, the Tax Authority accepted this Company position.

4)
In January 2018, the Appeals Court in Belgium accepted an appeal filed by a subsidiary of ICL regarding allowance of certain expenses for deduction in prior periods. As a result, the Company cancelled in its 2017 financial statements a provision, in the amount of about $28 million. The Belgium Tax Authorities can appeal against this resolution and based on the Company's knowledge, they have already appealed in similar cases (not against the Company). It should be noted that as of the reporting date, the Belgium Tax Authorities didn’t appeal to the court (see note 18D).

5)
In June 2017, the Company received an assessment from the Israeli Tax Authority whereby the Company is required to pay tax in addition to the amount it already paid in respect of the 2012‑2014 tax years, in the amount of about $50 million. . The Company disputes the assessment and filed objection on it to the tax authorities (see note 18D). In addition, there is a dispute with the Israeli Tax authorities regarding tax assessment for the years 2010-2015 for one of our downstream production companies in Israel of which the Tax authorities raised several issues around the eligibility to deduct certain expenses as well as meeting the Encouragement Law Criteria.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 18 - Taxes on Income (cont'd)

F. Deferred income taxes

1. The composition of the deferred taxes and the changes therein, are as follows:

In respect of financial position
Depreciable property, plant and equipment	Inventories	Provisions for employee benefits	Other	In respect of carry forward tax losses	Total
$ millions

Balance as at January 1, 2016	(363)	46	106	(48)	107	(152)
Changes in 2016:
Amounts recorded in the statement of income	(33)	(11)	(11)	13	12	(30)
change in tax rate	59	-	(21)	-	(6)	32
Amounts recorded to a capital reserve	-	-	8	(5)	(1)	2
Translation differences	1	-	(6)	7	(5)	(3)
Additions in respect of business combinations	(2)	-	-	-	-	(2)

Balance as at December 31, 2016	(338)	35	76	(33)	107	(153)

Changes in 2017:
Amounts recorded in the statement of income	74	(17)	1	11	(36)	33
change in tax rate	13	-	-	-	-	13
Amounts recorded to a capital reserve	-	-	3	5	-	8
Translation differences	(6)	-	5	-	1	-
Transfer to the group assets held for sale	2	-	-	1	-	3

Balance as at December 31, 2017	(255)	18	85	(16)	72	(96)

2. The currencies in which the deferred taxes are denominated:

As at December 31
2017	2016
$ millions	$ millions

Euro	33	30
British Pound	22	17
U.S Dollar	10	(25)
Israeli Shekels	(166)	(179)
Other	5	4

	(96)	(153)

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 18 - Taxes on Income (cont'd)

G. Taxes on income included in the income statements

1.  Composition of income tax expenses

For the year ended December 31
2017	2016	2015
$ millions	$ millions	$ millions

Current taxes	208	68	159
Deferred taxes	(23)	(45)	(7)
Taxes in respect of prior years *	(27)	32	10
	158	55	162

(*)
The balance, as at December 31, 2017, includes tax income of $25 million as a result of the resolution gave by the Appeals Court in Belgium of an appeal filed by the Company regarding allowance of deduction of certain expenses (see 18.D (3) above).

2.  Theoretical tax

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates in Israel (see A(2) above) and the tax expense presented in the statements of income:

For the year ended December 31
2017	2016	2015
$ millions	$ millions	$ millions

Income (loss) before taxes on income, as reported in the statements of income	505	(117)	668
Statutory tax rate (in Israel)	24%	25%	26.5%
Theoretical tax expense (income) on this income (loss)	121	(29)	177
Add (less) – the tax effect of:
Tax benefits deriving from the Law for Encouragement of Capital Investments net of natural Resources Tax	(4)	(3)	(22)
Differences deriving from additional deduction and different tax rates applicable to foreign subsidiaries	23	(38)	(15)
Income taxes from intercompany dividend distribution	18	-	-
Deductible temporary differences for which deferred taxes assets were not recorded and non–deductible expenses	15	135	15
Taxes in respect of prior years	(27)	32	10
Impact of change in tax rates	(13)	(32)	-
Differences in measurement basis (mainly ILS vs USD)	18	1	-
Other differences	7	(11)	(3)
Taxes on income included in the income statements	158	55	162

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 18 - Taxes on Income (cont'd)

H. Taxes on income relating to items recorded in equity

For the year ended December 31
2017	2016	2015
$ millions	$ millions	$ millions
Tax recorded in other comprehensive income
Actuarial gains from defined benefit plan	3	8	(15)
Change in fair value of financial assets available for sale	5	(5)	-
Taxes in respect of exchange rate differences on equity loan to a subsidiary included in translation adjustment	(5)	(1)	3

Total	3	2	(12)

Note 19 - Employee Benefits

A. Composition

Composition of employee benefits:

As at December 31
2017	2016
$ millions	$ millions

Fair value of plan assets	631	552
Termination benefits	(142)	(147)
Defined benefit obligation	(1,068)	(934)
	(579)	(529)

Composition of fair value of the plan assets:

As at December 31
2017	2016
$ millions	$ millions

Equity instruments
With quoted market price	197	205
Debt instruments
With quoted market price	179	133
Without quoted market price	145	126
	324	259

Deposits with insurance companies	110	88

	631	552

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 19 - Employee Benefits (cont'd)

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

The liabilities relating to employee severance pay rights are covered as follows:

a)	Under collective labor agreements, the Group companies in Israel make current deposits in outside pension plans for some of the employees. These plans generally provide full severance pay coverage.

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

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 19 - Employee Benefits (cont'd)

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

2)
During 2017, the Company signed a collective agreement with the employees of Rotem Amfert Israel, for a period of 5 years, which includes an early retirement program for 30 employees. As a result, in the financial statements for 2017, the Company increased the provision for employee benefits in connection conclusion of the employment, by $15 million, presented under “other expenses” in the consolidated statement of income.

3)   In September 2017, as part of an agreement of understandings for extension of the labor agreement between the Company’s subsidiary Bromine Compounds Ltd. (hereinafter –Bromine Compounds) and the Workers’ Council, Bromine Compounds undertook to pay the employees a special payment of $9 million (to be paid in installments), in exchange for a commitment by the Workers’ Council for full and unequivocal "industrial peace" until September 30, 2019. In case of violation of the agreement, the payments not yet made will be cancelled. As a result, in the financial statements for 2017, the Company recorded a provision, in the amount of $6 million, presented under “cost of labor expenses” in the consolidated statement of income. The remaining obligation will be recognized throughout the period of the agreement, subject to fulfillment of all the required conditions.

4)
Subsequent to the date of the report, in January 2018, a plan was approved for reducing the number of employees in CPL (subsidiary located in United Kingdom), as a result of which the Company expects an increase, in the amount of $9 million, in the provision for employee benefits, which will be recorded in the financial statements for 2018.

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

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 19 - Employee Benefits (cont’d)

E. Movement in net defined benefit assets (liabilities) and in their components:

Fair value of plan assets		Defined benefit obligation		Defined benefit obligation, net
2017	2016	2017	2016	2017	2016
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Balance as at January 1	552	669	(934)	(1,025)	(382)	(356)

Income (costs) included in profit or loss:
Current service costs	-	-	(24)	(11)	(24)	(11)
Interest income (costs)	17	13	(29)	(33)	(12)	(20)
Past service cost	-	(70)	-	84	-	14
Effect of movements in exchange rates, net	23	3	(39)	(5)	(16)	(2)

Included in other comprehensive income:

Actuarial losses deriving from changes in financial assumptions	-	-	(42)	(82)	(42)	(82)
Other actuarial gains	25	34	-	-	25	34
Change in respect to translation differences ,net	36	(56)	(65)	70	(29)	15

Other movements

Benefits paid	(36)	(54)	64	68	28	14
Transferred to assets held for sale	-	-	1	-	1	-
Employer contribution	13	12	-	-	13	12
Employee contribution	1	1	-	-	1	-

Balance as at December 31	631	552	(1,068)	(934)	(437)	(382)

The actual return (loss) on plan assets in 2017 is $42 million compare with $47 million in 2016 and $(-1) million in 2015.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 19 - Employee Benefits (cont’d)

F. Actuarial assumptions

Principal actuarial assumptions at the reporting date (expressed as weighted averages):

For the year ended December 31
2017	2016	2015
%	%	%

Discount rate as at December 31	2.6	2.9	3.3
Future salary increases	2.9	2.6	2.9
Future pension increase	2.2	2.2	2.2

The assumptions regarding the future mortality rate are based on published statistics and accepted mortality tables.

G. Sensitivity analysis

Assuming all other assumptions remain constant, the following reasonable possible changes effect the defined benefit obligation as of the date of the financial statements in the following manner:

December 2017
Decrease 10%	Decrease 5%	Increase 5%	Increase 10%
$ millions	$ millions	$ millions	$ millions
Significant actuarial assumptions
Salary increase	24	12	(13)	(25)
Discount rate	(37)	(18)	19	37
Mortality table	(22)	(11)	10	21

H. Effect of the plans on the Group's future cash flows

The expenses recorded in respect of defined contribution plans in 2017 are about $40 million (in 2016 and 2015 $32 million and $23 million, respectively).

The Company’s estimate of the deposits expected to be made in 2018 in funded defined benefit plans is about $12 million.

In the Company’s estimation, as at December 31, 2017, the life of the defined benefit plans (based on a weighted average) is about 16.3 years (2016 – about 15.3 years).

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 20 – Provisions

Composition and changes in the provision

Restoration's site and equipment's dismantling	Legal claims	Other	Total
$ millions	$ millions	$ millions	$ millions

Balance as at January 1, 2017	172	17	79	268
Provisions recorded during the period (1)	17	19	4	40
Provisions reversed during the period	-	(2)	(3)	(5)
Payments during the period	(6)	(7)	(31)	(44)
Translation differences	11	1	-	12
Balance as at December 31, 2017	194	28	49	271

(1)	For additional information, see Note 21 regarding concessions and contingent liabilities.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Commitments, Concessions and Contingent Liabilities

A. Commitments

(1)
Several of the Group’s subsidiaries have entered into agreements with suppliers for the purchase of raw materials and energy in the ordinary course of business, for various periods ending on December 31, 2023. The total amount of the commitments under the said purchase periods of the agreements is approximately $530 million as of December 31, 2017.

(2)
Several of the Group’s subsidiaries have entered into agreements with suppliers for the acquisition of property, plant and equipment. As at December 31, 2017, the subsidiaries have capital purchase commitments of approximately $260 million.

(3)
The Articles of Association of the Company and its Israeli subsidiaries include provisions that permit exemption, indemnification and insurance of the liability of officers, all in accordance with the provisions of the Israeli Companies Law.

The Company, with the approval of the Audit Committee, the Board of Directors and the General Meeting of the shareholders, granted its officers an exemption and letters of indemnification, and also has an insurance policy covering directors and officers. The insurance and the indemnity do not apply to those cases specified in Section 263 of the Israeli Companies Law. The exemption relates to damage caused and/or will be caused, by those officers as a result of a breach of the duty of care to the Company. The amount of the indemnification payable by the Company under the letter of indemnification, in addition to amounts received from an insurance company, if any, for all of the officers on a cumulative basis, for one or more of the events detailed therein, is limited to $350 million. The insurance is renewed annually.

(4)     In 2012, the Company entered into agreements regarding a project to construct a new cogeneration power station (EPC) in Sodom, Israel (hereinafter – the Station). The Station will have a production capacity of about 330 tons of steam per hour and about 230 megawatt hours, which will supply electricity and steam requirements for the production plants at the Sodom site and for third party customers. The Company intends to operate the Station concurrently with the existing power station, which will be operated on a partial basis in a "hot back‑up" format, for production of electricity and steam. The total electricity production in the short term will be about 245 MWH.

In 2015, the executing contractor (the Spanish Company - Abengoa) experienced financial difficulties. In October 2016, the Spanish court approved a debt arrangement between the executing contractor and its creditors which permits continuation of its activities in the power station project. In September 2017, the Company notified the executing contractor of cancellation of the construction agreement due to a series of violations of the agreement on its part. The Company plans to complete construction of the power station and to bring it to full operation during the first half of 2018.

(5)
Several Group companies in Israel have signed agreements for supply of natural gas to the Group’s manufacturing facilities in Israel with the “Tamar” reservoir (hereinafter – Tamar). The total quantities under the currently existing agreements should provide the Group all its gas needs, including the quantities required to test and operate the power station located in Sodom, which commenced running on gas, on a partial basis, in the fourth quarter of 2017.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Commitments, Concessions and Contingent Liabilities (cont’d)

A. Commitments (cont’d)

(5)    (Cont’d)

Transition to full use of gas is expected to take place in the second quarter of 2018. In February 2018, the Company entered into two supply agreements with Tamar and “Leviathan” reservoir (hereinafter – the Agreements), to secure its gas supply needs until the end of 2025 or until the entry of the “Karish” and “Tanin” reservoirs into service– whichever occurs first. The gas price in the Agreements is in accordance with the gas price formulas stipulated under the government’s gas outline.

The Company is entitled to terminate the Agreements as of 2020 in order to start the new agreement with Energean Israel Ltd. (hereinafter – “Energean”), as described below. In addition, the Agreements contain an extension option in the event Energean will fail to achieve commercial operation.

The Company anticipates that the scope of the annual gas consumption, after full operation of the power station will be about BCM 0.75.

On December 5, 2017, ICL signed an agreement with Energean for the supply of up to 13 BCM of natural gas over a period of 15 years, amounting to approximately $1.9 billion. Subsequent to the date of this report, the Company has obtained all the approvals stipulated in the agreement, which were required for closing of the transaction. Energean holds licenses for development of the Karish and Tanin gas reservoirs, which are located in Israel’s territorial waters. Supply of the natural gas is expected to commence, at the earliest, in the second half of 2020, depending on completion of the development and commencement of production of natural gas from the reservoirs, and will be used for running ICL’s factories and power stations in Israel.

B. Concessions

(1)	Dead Sea Works Ltd. (hereinafter – DSW)

Pursuant to the Israeli Dead Sea Concession Law, 1961 (hereinafter – the Concession Law), as amended in 1986, and the concession deed attached as an addendum to the Concession Law, DSW was granted a concession to utilize the resources of the Dead Sea and to lease the land required for its plants in Sodom for a period that is expected to end on March 31, 2030, accompanied by a priority right to receive the concession after its expiration, should the Government wish to offer a new concession to a third party.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Commitments, Concessions and Contingent Liabilities (cont’d)

B. Concessions (cont’d)

(1)    (Cont’d)

In 2015, the Minister of Finance appointed a team to determine the “governmental activities to be conducted towards the end of the concession period”. The public’s comments in this matter were submitted to the team. The team was requested to submit its recommendations to the Minister of Finance by May 2016, however up to the date of the report the Company has not been notified of any recommendations submitted by the team. There is no certainty as to what the recommendations of this team will be regarding the procedures that the government might undertake in connection with the existing concession and as to the manner in which future mining rights would be granted.

The Minister of Finance appointed a team headed by the Accountant General to evaluate the manner in which, according to the current concession, the replacement value of DSW’s tangible assets would be calculated assuming that these assets would be returned to the government at the end of the concession period. The determination date of the actual calculation is only in 2030. The abovementioned team was requested to submit its recommendations in this matter to the Minister of Finance by March 2015. In January 2017, the Accountant General sent a letter to the Chief Economist – the Supervisor of the State’s revenues wherein she noted that the position of the Division of the Accountant General in the Ministry of Finance regarding the arrangement covering the assets was finalized (but was not published), however in light of the Accountant General changeover, the draft position report is being transferred to the incoming Accountant General for completion of the work. At this stage, there is no certainty regarding the recommendations of the Accountant General. In addition, there is no certainty as to how the Government would interpret the Concession Law, the manner in which this process and methodology would ultimately be implemented, and how the value of the tangible assets would be calculated.

In consideration of the concession DSW pays royalties to the Government of Israel, calculated at the rate of 5% of the value of the products at the factory gate, less certain expenses. Where the annual quantity of potash sold is in excess of 1.5 million tons, the royalties rate would be 10%, in terms of the Salt Harvesting Agreement (SLA) signed in July 2012. According to the SLA, if legislation is enacted that changes the specific fiscal policy in connection with profits or royalties deriving from the mining of quarries from the Dead Sea, the Company’s consent would not apply in respect of the increase in the royalties’ rate on the surplus quantities referred to above, which would commence from the date on which additional tax is collected as stated in the legislation. In November 2015, the Economic Efficiency Law was published, including implementation of the Sheshinski Committee’s recommendations, which address royalties and taxation of excess profits from Dead Sea minerals. The law entered into effect on January 1, 2016.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Commitments, Concessions and Contingent Liabilities (cont’d)

B. Concessions (cont’d)

(1)    (Cont’d)

DSW granted a sub‑concession to Dead Sea Bromine Ltd. (hereinafter –the Bromine Company) to produce bromine and its compounds from the Dead Sea, the expiration date of which is concurrent with the DSW's concession. The royalties in respect of the products manufactured by the Bromine Company are received by DSW from the Bromine Company, and DSW then pays them over to the State.

There is an arrangement relating to payment of royalties by Dead Sea Magnesium (hereinafter – DSM) for the production of metal magnesium by virtue of a specific arrangement with the State provided in the Government’s decision dated September 5, 1993. Pursuant to this arrangement, royalties are paid by DSM on the basis of carnallite used for production of magnesium. The arrangement with DSM provides that during 2006 the State may demand a reconsideration in connection with the amount of the royalties and the method of their calculation for 2007 and thereafter. The State’s demand for reconsideration, as stated, was initially received at the end of 2010, and the matter is presently in an arbitration proceeding, as described below.

In 2007, a letter was received from the former Accountant General of the Israeli Ministry of Finance, claiming an underpayment of royalties amounting to hundreds of millions of shekels. Pursuant to the concession, disputes between the parties, including royalties, are to be decided by an arbitration panel of three arbitrators, comprising of two arbitrators appointed by each party, who in turn  jointly appoint a third arbitrator.

In 2011, the arbitration proceeding commenced between the State of Israel and DSW, regarding the manner of calculation of the royalties under the concession and the royalties to be paid for magnesium metals and the payments or refunds deriving from these matters, if any. In the statement of claim filed by the State of Israel in the arbitration proceedings, the State of Israel is claiming the amount of $265 million in respect of underpayment of royalties for the years 2000 through 2009, with the addition of interest and linkage differences, and a change in the method of calculating the royalty payments from the sale of metal magnesium.

In 2014, a partial arbitration decision was received regarding the royalties’ issue, whereby, DSW is also required to pay the State royalties on the sale of downstream products manufactured by companies that are controlled by ICL that have production plants located both in and outside of the Dead Sea area, including outside of Israel. The royalties are to be paid according to the value of the downstream products, which will be set according to the formula described in Section 15(a)(2) of the Concession Deed, based on the selling price of the downstream products to unrelated third parties less the deductions set forth in subsections (I), (II) and (III) of that Section. Regarding metal magnesium, it was decided that the State of Israel and DSW are to conclude their discussions on the subject of the amount of the royalties to be paid by DSW on metal magnesium, and if no agreement is reached the matter is to be returned to arbitration.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Commitments, Concessions and Contingent Liabilities (cont’d)

B. Concessions (cont’d)

(1)    (Cont’d)

As part of the second stage of the arbitration, which addresses the financial calculation principles, between September 2016 and January 2017, the arbitrators issued their decisions regarding the various issues relating to the financial calculations.

In November 2016, the arbitrators' issued resolutions on the principles of calculating the interest and linkage differences to be added to the principal amounts paid to the State of Israel for the years 2000 through 2013. According to the resolution, the calculation of the principal amounts of the royalties paid for the period should be on an NIS basis and accordingly, NIS interest and linkage differences apply as stipulated in the Israeli Interest and Linkage Law.

In October 2017, as part of the arbitration proceedings, the State submitted a calculation, in the amount of about $120 million (not including interest and linkage differences) relating to the years 2000 through 2014 reflecting, according to its contention, an additional amount of underpaid royalties. The Company rejects the above calculation and anticipates that the likelihood of its being approved by the arbitrators is lower than the likelihood it will be rejected. As at the date of the report, the Company estimates that it has sufficient provisions in its books relating to this matter. The Company expects to submit a countering opinion on its behalf no later than March 14, 2018.

Based on the abovementioned royalty dispute, the total expenses recognized in the Company's financial statements commencing from 2014 including coverage of part of the State's legal expenses is $176 million ($6 million in 2017) and $60 million in respect of interest and linkage differences.

In 2017, 2016 and 2015, DSW paid current royalties to the Government of Israel in the amounts of $60 million, $53 million and $97 million, respectively. In addition, in 2017, the Company paid an amount of $68 million, in respect of royalties relating to prior periods.

(2)	Rotem Amfert Ltd. (hereinafter – “Rotem”)

Rotem has been mining phosphates in the Negev in Israel for more than sixty years. The mining is conducted in accordance with the phosphate mining concessions, which are granted from time to time by the Minister of National Infrastructures, Energy and Water under the Mines Ordinance, by the Supervisor of Mines in his Office (hereinafter – the Supervisor), as well as the mining authorizations issued by the Israel Lands Authority (hereinafter – the Authority).

The concessions relate to quarries (phosphate rock) whereas the authorizations cover use of land as active mining areas.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Commitments, Concessions and Contingent Liabilities (cont’d)

B. Concessions (cont’d)

(2)    (Cont’d)

Mining Concessions

Rotem has the following mining concessions:

a)	Rotem Field (including the Hatrurim Field) – valid up to the end of 2021.

b)	Zafir Field (Oron‑Zin) – valid up to the end of 2021.

Mining Royalties

As part of the terms of the concessions in respect of mining of the phosphate, Rotem is required to pay the State of Israel royalties based on a calculation as stipulated in the Israeli Mines Ordinance. In January 2016, a legislative amendment entered into effect covering implementation of the recommendations of the Sheshinski Committee that changed the formula for the calculation of the royalties, by increasing the rates from 2% to 5% of the value of the quarried material and left the Supervisor the possibility of collecting royalties at a higher rate if he decided to grant a mining right in a competitive process wherein one of the selection indices is the royalty rate.

Planning and Building

The mining and quarrying activities require zoning approval of the site based on a plan in accordance with the Israeli Planning and Building Law, 1965. These plans are updated, as needed, from time to time. As at the date of this report, there are various requests at different stages of deliberations pending before the planning authorities.

In November 2016, the District Board for the Southern District approved a detailed site plan for mining phosphate in the Zin‑Oron area. This plan, which covers an area of about 350 square kilometers, will permit the continued mining of phosphate located in the Zin valley and in the Oron valley for a period of 25 years or up to exhaustion of the raw material – whichever occurs first, with the possibility for extension (under the authority of the District Planning Board).

The Company is working to promote the plan for mining phosphates in Barir field (which is located in the southern part of South Zohar field) in the Negev Desert. In December 2015, the National Planning and Building Council (hereinafter – the National Council) approved the Policy Document regarding Mining and Quarrying of Industrial Minerals (hereinafter – the Policy Document), which included a recommendation to permit phosphate mining in the Barir field.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Commitments, Concessions and Contingent Liabilities (cont’d)

B. Concessions (cont’d)

(2)    (Cont’d)

In the beginning of 2016, a National Outline Plan (hereinafter – NOP 14B), which includes the South Zohar field, was submitted for comments to the various committees, which submitted their comments and recommendations at the end of 2016. In February 2017, the Committee for Principle Planning Matters, decided to continue advancement of the mining in the South Zohar field. Concurrently, and based on a decision of the National Council, instructions were prepared by the competent authorities with respect to the performance of an environmental survey of the Barir field for purposes of its further advancement. In April 2017, the National Council recommended to the government to approve NOP 14B and determined that Barir field will be advanced as part of a detailed National Outline Plan. In December 2017, a discussion was held relating to the preparation of the detailed plan, as stated, which was approved by the government’s Housing Cabinet in January 2018. On January 29, 2018, the Minister of Health filed an appeal of the said approval, requiring compliance with the Ministry of Health’s recommendation to conduct a survey regarding the health impact in each site included in NOP 14B.

In February 2016, the municipality of Arad, together with several other plaintiffs, including residents of the town Arad, and the communities and Bedouin villages surrounding the area, filed a petition with the Israeli Supreme Court against approval of the Policy Document that authorized phosphate mining in the South Zohar field due to, among other things, a fear of potential environmental and health hazards they contend could occur. In March 2017, the Supreme Court rejected the petition.

In 2017, 2016 and 2015, Rotem paid royalties to the State of Israel in the amounts of about $4 million, $5 million and $4 million, respectively.

(3)
A subsidiary in Spain (hereinafter – ICL Iberia) was granted mining rights based on legislation of Spain’s Government from 1973 and the regulations accompanying this legislation. Further to the legislation, as stated, the Government of the Catalonia region published special mining regulations whereby ICL Iberia received individual licenses for each of the 126 different sites that are relevant to the current and possible future mining activities. Some of the licenses are valid up to 2037 while the rest are effective up to 2067. The concession for the "Reserva Catalana", an additional site wherein mining has not yet been commenced, expired in 2012. The Company is acting in cooperation with the Spanish Government to obtain a renewal of the concession. According to the Spanish authorities, the concession period is valid until a final decision is made regarding the renewal.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Commitments, Concessions and Contingent Liabilities (cont’d)

B. Concessions (cont’d)

(4)	United Kingdom

A.
The mining rights of a subsidiary in the United Kingdom (hereinafter – ICL UK), are based on approximately 114 mining leases and licenses for extracting various minerals, in addition to numerous easements and rights of way from private owners of land under which ICL UK operates, and mining rights in the North Sea granted by the British Crown (Crown Estates). The said mining rights cover a total area of about 374 square kilometers. As at the date of this report, all the lease periods, licenses, easements and rights of way are effective – some of the said periods will continue up to 2020 whereas some will continue up to 2038. In 2017 and 2016, the mining royalties amounted to $2 million and $3 million, respectively.

B.
A UK subsidiary from ICL Specialty Fertilizers (hereinafter – Everris UK), has peat mines in the UK (Creca, Nutberry and Douglas Water). Peat is used as a raw material for production of detached beds for soil improvement and use as soil substitutes in growing media. The Nutberry and Douglas Water mining sites are owned by Everris UK, while the Creca mine is held under a long‑term lease. The mining permits are granted by the local authorities and are renewed after examination of the local authorities. The mining permits were granted up to the end of 2024.

(5)
YPH JV holds two phosphate mining licenses that were issued in July 2015, by the Division of Land and Resources of the Yunnan district in China. With reference to the Haikou Mine (hereinafter – Haikou), the mining license is valid up to January 2043, whereas regarding the Baitacun Mine (hereinafter – Baitacun), the mining license is valid up to November 2018. The mining activities at Haikou are carried out in accordance with the above mentioned license. Regarding Baitacun, as was estimated at the time of the acquisition, the Company does not intend to conduct mining activities in the foreseeable future.

Renewal of Mining License

In order to retain the mining licenses, YPH JV must comply with the provisions of the relevant Chinese laws and regulations regarding mining activities, including, conducting an annual examination of whether the taxes, fees and premiums relating to the mining licenses have been paid in full. In addition, YPH JV has to submit the renewal application to the Resources Department 30 days prior to expiration of the applicable mining license.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Commitments, Concessions and Contingent Liabilities (cont’d)

B. Concessions (cont’d)

(5)	(Cont’d)

Natural Resources Royalties

With respect to the mining rights, commencing from July 2016, the new Natural Resources Tax Law entered into effect, which includes phosphate rock, according to which YPH JV will pay royalties of 8% on the selling price based on the market price of the rock prior to its processing. In 2017 and 2016, YPH JV paid royalties in this regard of $2 million and $6 million, respectively.

Grant of Mining Rights to Lindu

In February 2016, YPC issued a statement whereby in 2010 YPC entered into agreements with the local authority of Jinning County, Yunnan Province and Jinning Lindu Mining Development and Construction Co. Ltd. (hereinafter - Lindu Company), according to which Lindu Company is permitted to mine up to two million tons of phosphate rock from a certain area measuring 0.414 square kilometers within the area of the Haikou mine (hereinafter – the Daqing Area) and to sell such phosphate rock to any third party in its own discretion.

Prior to the establishment of YPH JV, YPC proposed to the local authority of Jinning County and Lindu Company to swap the rights granted to Lindu Company in the Daqing Area with another area that is not a part of the Haikou mine, where Lindu Company would mine. In March 2016, in a meeting held between YPC, ICL and other relevant parties, YPC stated that it could not exchange its other mines to replace the Daqing Area since Lindu Company’s benefit is connected to the Daqing Area. Under the above mentioned statement, YPC has undertaken that YPH JV’s mining right in the Haikou mine will not be adversely affected by the above-mentioned arrangements. It was decided that YPH should conduct further communications with YPC and Lindu Company, for the purpose of protecting its legal rights and to urge the parties to reach a fair, just, and reasonable solution to this issue, as soon as possible.

C. Contingent liabilities

(1)	Ecology

A.
In June 2015, a request was filed for certification of a claim as a class action, in the District Court in Tel‑Aviv–Jaffa, against eleven defendants, including a subsidiary, Fertilizers and Chemical Ltd., in respect of claims relating to air pollution in Haifa Bay and for the harm allegedly caused from it to the residents of the Haifa Bay area. The amount of the claim is approximately $3.8 billion. A preliminary hearing was scheduled for September 16, 2018. In the Company’s estimation, based on the factual material provided to it and the relevant court decision, the chances that the plaintiffs’ contentions will be rejected are more likely than not.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities

(1)	Ecology

B.
On June 30, 2017, there was a partial collapse of the dyke in Pond 3, which is used for accumulation of phosphogypsum water that is created as a by‑product of the production processes in Rotem plants. The Company immediately ceased its use of the active phosphogypsum ponds. In July 2017, in light of temporary approval to activate Pond 4 received from the Ministry of Environmental Protection, the Company returned to production at full capacity. The Ministry of Environmental Protection instructed the Company to submit a plan relating to the future operation of the phosphogypsum water ponds and the Company is in the midst of discussions with the Ministry’s representatives regarding the plan, as stated, on the basis of which the permanent permit will be received for operation of Pond 4. In December, 2017, a building permit was received from the Tamar Local Planning and Building Committee (hereinafter – the Local Committee), for construction, raising the dyke and use of Pond 4. On January 7, 2018, a permit was granted for excavation work and repair of the infrastructure in Pond 5. As at the date of this report, the Company is taking action to obtain the required permits for Pond 5, the operation of which is expected to commence in May 2018. Obtaining the required permits could result in material future investments.

The Ministry of Environmental Protection, the Nature and Natural Parks Authority and the Tamar Regional Council have begun investigating the event. The Company is taking action to explore solutions for, inter-alia, restoration of the ponds in the short-term and long‑term and rectification of any environmental impacts caused, to the extent required. The Company’s actions are being carried out in full coordination and close cooperation with the Israeli environmental authorities, including the Ministry of Environmental Protection and the Nature and National Parks Authority. The Company is committed to the matter of environmental protection, and for years has worked closely with the Israeli environmental protection authorities to maintain the Negev’s natural reserves in the area of its facilities.

In light of the preliminary stages of the process of estimating the costs relating to restoration of the stream and taking into account the complexity of the process and the uncertainty regarding the final restoration plans to be determined by the relevant authorities, the Company is unable at this stage to estimate the expected costs of the restoration work, as stated. Nevertheless, the Company recorded a provision, in an immaterial amount, which reflects the expenses that are incurred and expected to be incurred in the short term. The Company is in contact with its insurance carriers with reference to the relevant insurance policies regarding the matters described above.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont’d)

(1)	(Cont’d)

  B.   (cont’d)

On January 9, 2018, an appeal was filed by Adam Teva V’Din - Israeli Association for Environmental Protection (hereinafter - ATD) to the District Planning and Building Appeals Committee of the Southern District (hereinafter – the Appeals Committee) against the Local Council and Rotem, in connection with the decision of the Local Committee, dated December 3, 2017, to deny ATD’s objection to approval of the leniency and issuance of a building permit for Pond 4. In the framework of the appeal, ATD argued that flaws occurred in the procedures of granting the permit or in the discretion of the Local Committee, which approved the leniency and granted the permit, as stated. In the Company’s estimation, the likelihood that the appeal will be accepted, in whole or in part, in such a manner that will result in discontinuance of the validity of the building permit are lower than the chances it will be rejected. It is noted that the decision of the Appeals Committee could have an impact on the process of obtaining the permits for Pond 5, as stated above. On February 5, 2018, the Company filed a request with the Appeals Committee for dismissal and rejection of the appeal.

C.
In July and August 2017, three applications for certification of claims as class actions were filed against the Company, as a result of a partial collapse of the dyke in the evaporation pond of Rotem Amfert Israel, which caused contamination of the Ashalim Stream and its surrounding area. The claimants contend that the Company breached various provisions of the environmental laws, including, the provisions of the Law for Prevention of Environmental Hazards, the Water Law as well as provisions of the Torts Ordinance, breach of a statutory duty and negligence. In the framework of the first application, the Court is requested to instruct the Company to rectify the harm caused as a result of its omissions in order to prevent recurrence of the damage caused as well as to grant a monetary remedy for non‑pecuniary damages. The monetary remedy was not defined, however, according to the claimants, the amount of the personal claim is NIS 1,000 ($283) for each resident of the State of Israel, which totals approximately 8.68 million persons. In the framework of the second application, the Court is requested to grant a monetary remedy in an amount of no less than NIS 250 million ($71 million), and concurrently to award personal compensation in the amount of NIS 2,000 ($567) for each resident of the State of Israel, this being in respect of non‑pecuniary damages. Furthermore, the Court was requested to instruct the Company to comply with the relevant laws and the rules provided thereunder. As part of the third application, the Court was requested to instruct the Company, among other things, to prepare plans for removal of the pollution, restoration of the Ashalim Stream and its surrounding area, for control and prevention of recurrence of the damage caused, to pay monetary relief to the class of injured parties, in the amount of NIS 202.5 million ($55.9 million), and to provide compensation by means of restoring the natural values impaired and returning the area to its former condition. In light of the very early stage of the proceeding and the limited number of similar court cases, it is difficult, at this stage, to predict the outcome of these claims.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont’d)

(2)	Increase in level of Pond 5 (hereinafter – the Pond)

The minerals from the Dead Sea are extracted by way of solar evaporation, whereby salt precipitates onto the bed of one of the evaporation ponds at Sodom (Pond 5), in one of the sites of Dead Sea Works (hereinafter – DSW). The precipitated salt creates a layer on the Pond bed of approximately 20 million tons annually. The process of production of the raw material requires that a fixed brine volume is preserved in the Pond. To this end, the solutions level of the Pond is raised each year according to the rate at which the pool floor rises.

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

The project for construction of the coastline defenses with respect to the hotels and infrastructures on the coastline of the Pond has been underway for several years. As part of such defenses, from time to time, the dyke along the western beachfront of the Pond, across from the hotels, is raised, together with, in many places, a system for lowering subterranean water. As at the date of the report, there is agreement between DSW and the Government of Israel that the Company will bear 39.5% of the costs of financing the coastline defenses and the Government will finance the balance thereof. The coastline defenses have not yet been fully completed. However, the dykes have been raised to a level that permits raising of the water level up to a height of 15.1 meters.

In July 2012, an agreement was signed with the Government of Israel, regarding "Execution and Funding of the Dead Sea Protection Project and Increase of the Royalties Paid to the State" (hereinafter – the Salt Harvesting Project). The purpose of the Salt Harvesting Project is to provide a permanent solution for raising the water level in the Pond and stabilizing of the water therein at a fixed level by harvesting of the salt from this pond and transferring it to the Northern Basin of the Dead Sea.

The highlights of the agreement are set forth below:

a.	The planning and execution of the Salt Harvesting Project will be performed by DSW.

b.
The Salt Harvesting Project as well as the project for the new pumping station that is to be constructed (hereinafter – the P-9 Pumping Station), constitute an Israeli national infrastructure project that will be promoted by the Israeli Committee for National Infrastructures.

c.
Starting from January 1, 2017, the water level in the pond will not rise above 15.1 meters in DSW’s network (about 390 meters below sea level). DSW will be required to pay compensation in respect of any damages caused, if at all, as a result of a rise of the water level beyond the level determined.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont’d)

(2)	(Cont’d)

In the case of a material deviation from the timetables for the execution of the Salt Harvesting Project as a result of a requirement for changes by the planning institutions, as a result of which the Plan is not approved on time, or due a decision of a judicial tribunal that caused a delay of at least one year in provision of effect to the Salt Harvesting Project by the planning institutions, without the Company having violated its obligations, the Company will be permitted to request raising of the water level above that stated above.

In December 2015, National Infrastructures Plan 35A (hereinafter – the Plan), was approved by the National Infrastructures Committee, which includes the statutory infrastructure for establishment of the Salt Harvesting Project in Pond 5, and construction of the P-9 pumping station in the northern basin of the Dead Sea. In March 2016, the Government also approved the Plan. In the second half of 2017, DSW signed agreements, in the amount of about $115 million, for construction of the P‑9 pumping station, with a number of execution and infrastructure companies. The P-9 pumping station is expected to commence its operations during 2020. The building permits have been received and the construction work has commenced – both in connection with the Salt Harvesting Project and regarding the P‑9 Pumping Station.

d.
Increase in the rate of the royalties from 5% to 10% of sales, for quantities of chloride potash DSW sells in excess of 1.5 million tons annually. This increase applies to sales starting January 1, 2012. In July 2012, as part of the agreement, the Government committed that at this time it sees no need to make additional changes to its specific fiscal policy regarding mining from the quarries at the Dead Sea, including the commercial utilization thereof and, accordingly, at this time, it will not initiate and will even object to, as applicable, proposed laws regarding this matter. The Company’s consent to the increase of the rate of the royalties is contingent on implementation of the Government of Israel’s decision. The agreement further provides that if legislation is enacted that changes the specific fiscal policy in connection with profits or royalties deriving from mining of quarries from the Dead Sea, the Company’s consent will not apply regarding increase in the rate of royalties on the surplus quantities referred to above, commencing from the date on which additional tax is collected as pursuant to the said legislation.

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

In October 2017, DSW signed an agreement, the cost of which for ICL is $280 million, for execution of the first stage of the Salt Harvesting Project, with a contracting company Holland Shallow Seas Dredging Ltd., to commence construction of a special dredger that is designed to execute the salt harvesting. The dredger is expected to enter into service in the first half of 2019.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont’d)

(3)	Spain

A.
The subsidiary in Spain (hereinafter – ICL Iberia) has two potash production centers – Suria and Sallent. As part of the efficiency plan, the Company intends to consolidate the activities of ICL Iberia into one site by means of expanding the Suria production site and discontinuing the mining activities on the Sallent site. The mining activities in Spain require an environmental mining license and an urban license.

Sallent site

1)
Environmental mining license – in 2013, the Spanish Regional Court issued a judgment invalidating ICL Iberia's environmental mining license, contending that there were flaws in provision of the license by the Government of Catalonia including no environmental impact assessment of the Cogulló salt deposit (hereinafter - the salt pile). In September 2015, the Spanish Supreme Court affirmed this judgment. Following the Company’s request and as part of the Company’s effort to obtain the environmental mining license, on August 28, 2017, the Mining Authorities issued a new environmental mining license, which includes a new environmental impact assessment approved by the Environmental Authorities. The environmental mining license replaces definitively the license previously invalidated and according to which the Company is allowed to continue its activity.

2)
Urban license – in 2014, the District Court of Barcelona determined that the urban license was not valid. In January 2017, the Regional Court affirmed this judgment. An appeal process is currently being conducted before the Supreme Court. Following the resolution, the municipality of Sallent initiated a protection case relating urban planning legality and the Company was required to legalize its salt pile activity by obtaining the urban license. The Company is working to attain the urban license and believes that it will be obtained in the first half of 2018.

In November 2013, the Regional Court determined that the current urban parameters stated by the Sallent Municipality, relating to the Salt Deposit were not fulfilled. As part of enforcement of the judgement, the local planning board of the Catalonian government (CUCC) determined new provisions, which became effective upon the Regional Court's approval in November 2015, including, limitation over the height of the salt pile and a temporary extension of the salt piling activities, up to the earlier of June 30, 2017 or when the salt pile reaches a height of about 538 meters. As at the date of the report, the height of the salt pile is 514 meters. On June 30, 2017, the Regional Court determined that the permit to pile up the salt in Sallent, which includes certain conditions, will be extended by one year, up to June 30, 2018. In addition, the Court determined that before March 31, 2018, the Company will be entitled to request an extension for an additional year. With respect to the extension for the second year, the Court determined that the competent authorities are permitted to provide conditions for granting the extension.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont’d)

(3)	(Cont’d)

In light of the said restrictions, continuation of the production activities on the Sallent site is contingent on finding a solution for treating the salt pile and the salt produced as part of the ongoing potash production process. ICL Iberia is working with the Government of Catalonia to find a solution to fulfill its obligation to remove the salt pile, which will be presented as part of the restoration plan (see below).

Suria site

In April 2014, after a favorable survey was received from the Environmental Protection Authority in Catalonia, ICL Iberia received an environmental license that complies with the new environmental protection regulations in Spain (autoritzacio substantive), this being after ICL Iberia received the urban license.

Restoration plan

In 2015, in accordance with the provisions of the Spanish Waste Management regulation, ICL Iberia submitted to the Government of Catalonia a mining site restoration plan for the two production sites Suria and Sallent, which includes a plan for handling the salt piles and dismantling of facilities. The restoration plan for the Suria site is scheduled to run up to 2094, whereas for the Sallent site up to 2070. In 2016, following discussions with the authorities relating the plan for treating the salt pile on the Sallent site, it was found that a number of changes in the plan are required with respect to the water pumping process, which constitutes part of the removal plan. As a result, based on the estimate of the projected costs, the Company recognized a provision in its financial statements for 2016, in the amount of $40 million. It is noted that the said provision is based on a long‑term forecast, covering a period of more than 50 years, along with observed estimates and, accordingly, the final amount that will be required to treat the salt could change, even significantly, from the amount of the present provision. As at the date of this report, in the Company’s estimation the provision in its books reflects the best estimate of the expense required to settle this obligation.

B.
In early 2016, following complaints from competitors in the salt market in Spain, the European Commission announced that it will investigate whether ICL Iberia received illegal aid from the Spanish authorities regarding two issues:

(1)
Whether the guarantee amounts relating to environmental protection, which are supposed to cover the potential cost of rehabilitation of the land, originally set at $2 million, are lower than the amount required by the EU and the national and regional environmental rules; and

(2)	Whether ICL Iberia should bear the cost of the environmental protection measures, in the amount of about $9 million, which was financed by the Spanish authorities.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont’d)

(3)	(Cont’d)

On September 1, 2017, the European Commission determined that ICL Iberia is required to repay the amount of about $8 million (including interest), which was granted in the past by the authorities in Spain in respect of subsidies for the Environmental Restoration Programs. In addition, the European Commission recommended to increase the Company’s guarantees amounts relating to the environmental protection plan. Following recent developments relating the new restoration plan, the Spanish authorities increased the Company’s guarantees to $16 million.

In light of that stated, in the financial statements for 2017, the Company recorded a provision in the amount of $8 million.

C.
Further to the court decision received in 2016 providing that ICL Iberia bears sole responsibility for contamination of the water in certain wells on the Suria site (due to an over concentration of salt), in January 2018 claims were received from the owners of the land surrounding the wells, whereby ICL Iberia is required to compensate them for their damages, in the aggregate amount of $22 million. In light of the preliminary stage of the proceedings, the complexity of the claim processes and the large number of plaintiffs, it is difficult to estimate of outcome of the proceedings. Nonetheless, in Management's estimation, the amount with respect to which it is more likely than not that will be paid to the owners of the land is $12 million and, therefore, a provision in this amount has been included in the financial statements for 2017 presented under "other expenses" in the consolidated statement of income.

(4)
In the beginning of 2017, a settlement agreement was approved to end a class certification request in respect of a claim as a class action by a group of farmers that acquired, in the past and presently, potash produced by Dead Sea Works Israel for fertilization purposes. The period covered by the claim is from January 1, 2007 and up to January 2017. The highlights of the agreement are set forth below:

1.
The group of plaintiffs was defined as all the direct consumers, indirect consumers, farmers and end‑users who acquired potash or a product in which potash is a component. It is clarified that Haifa Chemicals Ltd. and any party that acquired from it potash or its products in the downward supply chain are not included in the arrangement.

2.	Compensation for past damages – DSW will pay the group of plaintiffs the amount of $5.5 million as compensation in respect of the period covered by the claim.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont’d)

(4)	(cont’d)

3.
Future arrangement – commencing from the date on which the court decision approving the settlement agreement becomes final, and up to the passage of 7 years therefrom, the price of the potash at the factory gate of DSW, without shipping and other expenses, shall not exceed the lower of: (a) $400 per ton of potash, or (b) the average of the three cheapest prices at which DSW sold potash to its customers outside of Israel in the quarter preceding the sale in Israel, after such price is adjusted to the factory gate (“the Controlled Price”). The Controlled Price will apply to a base quantity of 20,000 tons of potash per year, while beyond this quantity DSW will have no restriction with respect to the price. It was further agreed that in connection with granulated potash, DSW will be entitled to charge up to an additional $20 per ton of potash in excess of the Controlled Price. With reference to packaged potash, DSW will be entitled to charge the Controlled Price plus the average price charged to its foreign customers for packaging potash.

(5)
In 2015, the Israeli Public Utilities Authority – Electricity (hereinafter – the Electricity Authority) resolved to impose certain electricity system management services charges also on private electricity producers as opposed to only on private consumers, this being applied retroactively from June 2013. In light of this, in December 2015, Dead Sea Works and Rotem received charges, in the amount of about $35 million, for the period from June 2013 through 2015. In August 2016, the Electricity Authority published a revision to its decision that gave rise to a reduction of the charges to the Company for the electricity system management services relating to prior periods in the amount of $16 million.

ICL, DSW and Rotem filed a petition against the decision of the Electricity Authority contending that the decision suffers from significant flaws. In January 2017, the Supreme Court sitting as the High Court of Justice issued a conditional order against the State of Israel with reference to the “retroactive” charges. In July 2017, the Electricity Authority filed a response affidavit following which the High Court of Justice instructed the parties to carry on negotiations aimed at reaching a settlement agreement.

On January 3, 2018, a settlement agreement was signed between the parties whereby the Company will not be charged retroactively in respect of 2013, while in respect of 2014 it will be charged at a partial rate. As a result, the Company further reduced its provisions, in the amount of $6 million, presented under “other income” in the consolidated statement of income.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont’d)

(6)
In 2015, an appeal was filed in the Israeli Court for Water Matters by Adam Teva V’Din - Israeli Association for Environmental Protection (ATD) wherein the Court was requested to order the Government Water and Sewage Authority to issue a production license to DSW pursuant to the Water Law with respect to the transfer of water from the North Basin of the Dead Sea to the evaporation ponds in the Sea’s South Basin in order to regulate and supervise, within the framework of the production license, transfer of the water, as stated, in connection with certain aspects, including limitation of the quantities transferred. In August 2016, the Government Water and Sewage Authority issued directives to DSW (not in the framework of the production license), after hearing the latter’s position, which included limitations on the quantities of water transferred, as well as mechanisms for reporting of pumping volume. On January 21, 2018, the Company submitted a statement of defense on its behalf in which it disagrees with ATD’s arguments. In the Company’s estimation, the legal proceedings in this matter will end without material influence on its operations.

(7)
On September 5, 2017, a decision of the District Court in Beer Sheva was received regarding a dispute between the National Company for Roads in Israel and DSW regarding damage caused to bridges as a result of leakage of chemical materials from DSW’s trucks during a shipment to the Eilat port, whereby the Company is to participate in restoration of the bridges and bear responsibility for the damage, amounting to a payment of $6 million. Consequently, the Company recorded a provision equal to the above amount, which was presented under “other expenses” in the consolidated statement of income. On October 26, 2017, DSW filed an appeal in the Supreme Court of the District Court’s decision, and on November 28, 2017, the National Company for Roads in Israel filed a counter appeal.

(8)
During March 2017, a claim was filed by Great Lakes Chemicals, a subsidiary of Chemtura Corporation (hereinafter – Great Lakes), against Dead Sea Bromine Company Ltd. (hereinafter – DSB), in the U.S. District Court for the Southern District of New York, in the United States. As part of the claim, Great Lakes claimed an alleged breach of an agreement covering supply and sale of bromine and downstream bromine products from 2003. In February 2018, the parties signed a settlement agreement concluding the legal dispute between them. The arrangements provided in the settlement agreement, as stated, are in immaterial amounts.

(9)
In addition to the contingent liabilities, as stated above, as at the date of the report, the contingent liabilities regarding the matter of environmental protection and legal claims, which are pending against the Group, are in immaterial amounts. It is noted that part of the above claims is covered by insurance. In the Company’s estimation, the provisions recognized in its financial statements are sufficient.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 22 – Equity

A. Composition:

As at December 31, 2017		As at December 31, 2016
Authorized	Issued and paid	Authorized	Issued and paid
Number of Ordinary shares of Israeli Shekel 1 par value (in millions)	1,485	1,303	1,485	1,301

Number of Special State share of Israeli Shekel 1 par value	1	1	1	1

The reconciliation of the number of shares outstanding at the beginning and at the end of the year is as follows:

Number of Outstanding Shares (in millions)
As at January 1, 2016	1,300
Issuance of shares	1
As at December 31, 2016	1,301
Issuance of shares	2
As at December 31, 2017	1,303

As at December 31, 2017, the number of shares reserved for issuance under the Company’s option plans was 20 million.

B. Rights conferred by the shares

The ordinary shares confer upon their holders voting rights (including appointment of directors by a simple majority at General Meetings of the shareholders), the right to participate in shareholders’ meetings, the right to receive profits and the right to a share in excess assets upon liquidation of ICL.

The Special State of Israel Share, held by the State of Israel in order to safeguard matters of vital interest of the State of Israel, confers upon it special rights to make decisions, among other things, on the following matters:

- Sale or transfer of Company assets, which are “vital” to the State of Israel not in the ordinary course of business.

- Voluntary liquidation, change or reorganization of the organizational structure of ICL or merger (excluding mergers of entities controlled by ICL that would not impair the rights or power of the Government, as holder of the Special State Share).

- Any acquisition or holding of 14% or more of the issued share capital of ICL.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 22 – Equity (cont’d)

B. Rights conferred by the shares (cont’d)

- The acquisition or holding of 25% or more of the issued share capital of ICL (including augmentation of an existing holding up to 25%), even if there was previously an understanding regarding a holding of less than 25%.

- Any percentage of holding of the Company’s shares, which confers upon its holder the right, ability or actual possibility to appoint, directly or indirectly, such number of the Company’s directors equal to half or more of the Company’s directors actually appointed.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 22 – Equity (cont'd)

C. Share-based payments to employees

1.	Non-marketable options

Grant date	Employees entitled	Number of instruments (thousands)	Issuance's details	Instrument terms	Vesting conditions	Expiration date
August 6, 2014, for ICL's CEO‑December 11, 2014	Officers and senior employees	3,993	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan, to 450 ICL officers and senior employees in Israel and overseas.
Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company. In case of on the exercise date the closing price of an ordinary share is higher than twice the exercise price (the “Share Value Cap”), the number of the exercised shares will be reduced so that the product of the exercised shares actually issued to an offeree multiplied by the share closing price will equal to the product of the number of exercised options multiplied by the Share Value Cap.
					3 equal tranches: (1) One third on December 1, 2016 (2) One third on December 1, 2017 (3) One third on December 1, 2018	Two years from the vesting date.
	Former CEO	367	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan.
May 12, 2015, for ICL's CEO & Chairman of the BOD ‑ June 29, 2015	Officers and senior employees	6,729	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan, to 550 ICL officers and senior employees in Israel and overseas.	Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	The first and second tranches is at the end of 36 months after the grant date in the third tranche is at the end of 48 months after the grant date.
	Former CEO	530	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan.
	Former Chairman of BOD	404
June 30, 2016, for ICL's CEO & Chairman of the BOD‑September 5, 2016	Officers and senior employees	3,035	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan, to 90 ICL officers and senior employees in Israel and overseas.			June 30, 2023
	Former CEO	625	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan.
	Chairman of BOD	186
February 14, 2017	Acting CEO	114	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan.			February 14, 2024
June 20, 2017, for ICL's Chairman of the BOD – August 2, 2017	Officers and senior employees	6,868	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan to 498 ICL officers and senior employees in Israel and overseas.			June 20, 2024
	Chairman of BOD	165	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 22 – Equity (cont'd)

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

The fair value of the options granted in 2014, as part of 2014 equity compensation plan, was estimated using the binomial model for pricing options. The grants in 2015 and 2016 and 2017 under the 2014 Equity Compensation Plan were estimated using the Black & Scholes model for pricing options. The parameters used in applying the models are as follows:

2014 Plan
Granted 2014	Granted 2015	Granted 2016	Granted 2017
Share price (in $)	8.2	7.0	3.9	4.5
CPI-linked exercise price (in $)	8.4	7.2	4.3	4.3
Expected volatility:
First tranche	29.40%	25.40%	30.51%	31.88%
Second tranche	31.20%	25.40%	30.51%	31.88%
Third tranche	40.80%	28.80%	30.51%	31.88%
Expected life of options (in years):
First tranche	4.3	3.0	7.0	7.0
Second tranche	5.3	3.0	7.0	7.0
Third tranche	6.3	4.0	7.0	7.0
Risk-free interest rate:
First tranche	(0.17)%	(1.00)%	0.01%	0.37%
Second tranche	0.05%	(1.00)%	0.01%	0.37%
Third tranche	0.24%	(0.88)%	0.01%	0.37%
Fair value (in $ millions)	8.4	9.0	4.0	11.3
Weighted average grant date fair value per option (in $)	1.9	1.2	1.1	1.58

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 22 – Equity (cont'd)

C. Share-based payments to employees (cont'd)

1.	Non-marketable options (cont'd)

The expected volatility was determined on the basis of the historical volatility in the Company’s share prices in the Tel-Aviv Stock Exchange.

The expected life of the options was determined on the basis of Management’s estimate of the period the employees will hold the options, taking into consideration their position with the Company and the Company’s past experience regarding the turnover of employees.

The risk‑free interest rate was determined on the basis of the yield to maturity of shekel‑denominated Israeli Government debentures, with a remaining life equal or similar to the anticipated life of the option.

The cost of the benefit embedded in the options and shares from the Equity Compensation Plans 2012 and 2014 is recognized in the statement of income over the vesting period of each portion. Accordingly, in 2017, 2016 and 2015, the Company recorded expenses of $16 million, $15 million and $15 million, respectively.

The movement in the options during 2017 and 2016 are as follows:

Number of options (in millions)
2012 Plan	2014 Plan
Balance as at January 1, 2016	11	12

Movement in 2016:
Granted during the year	-	4
Expired during the period	(8)	-
Forfeited during the year	-	(2)

Total options outstanding as at December 31, 2016	3	14

Movement in 2017:
Granted during the year	-	7
Expired during the period	(3)	-
Forfeited during the year	-	(1)

Total options outstanding as at December 31, 2017	-	20

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 22 – Equity (cont'd)

C. Share-based payments to employees (cont'd)

1. Non-marketable options (cont'd)

The exercise prices for options outstanding at the beginning and end of each period are as follows:

December 31, 2017	December 31, 2016	December 31, 2015
Granted 2014 US Dollar	7.43	6.81	6.90
Granted 2015 US Dollar	7.59	6.95	6.98
Granted 2016 US Dollar	4.68	4.35	-
Granted 2017 US Dollar	4.35	-	-

The number of outstanding vested options at the end of each period and the weighted average exercise price for these options are as follows (*):

December 31, 2017	December 31, 2016	December 31, 2015
Number of options exercisable (In Millions)	12	10	11
Weighted average exercise price in Israeli Shekel	22.56	30.49	40.74
Weighted average exercise price in US Dollar	6.51	7.93	10.44

(*) The share price as of December 31, 2017 is NIS 13.95 and $4.02.

The range of exercise prices for the options outstanding at the end of each period are as follows:

December 31, 2017	December 31, 2016	December 31, 2015
Range of exercise price in Israeli Shekel	15.01-26.30	16.59-40.78	26.92-40.74
Range of exercise price in US Dollar	4.33-7.59	4.31-10.61	6.90-10.44

The average remaining contractual life for the outstanding vested options at the end of each period are as follows:

December 31, 2017	December 31, 2016	December 31, 2015
Average remaining contractual life for the outstanding vested options at the end of each period	2.60	2.40	1.91

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 22 – Equity (cont'd)

C. Share-based payments to employees (cont'd)

2.	Restricted shares

Grant date	Employees entitled	Number of instruments (thousands)	Vesting conditions (*)	Instrument terms	Additional Information	Fair value at the grant date (Million)
August 6, 2014, for ICL's CEO‑December 11, 2014	Officers and senior employees	922	3 equal tranches: (1) One third on December 1, 2016 (2) One third on December 1, 2017 (3) One third on December 1, 2018	An issuance for no consideration, under the 2014 Equity Compensation Plan, to 450 ICL officers and senior employees in Israel and overseas.	The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the grant date (the date approval of the BOD and/or the date of the approval of the General Meeting where requierd).	8.4
	Former CEO	86		An issuance for no consideration, under the 2014 Equity Compensation Plan.
February 26, 2015	ICL’s Directors (excluding ICL's CEO)	99	3 tranches: (1) 50% will vest August 28, 2015 (2) 25% will vest February 26, 2017 (3) 25% will vest February 26, 2018	An issuance for no consideration, under the 2014 Equity Compensation Plan, to 11 ICL Directors.		0.7
May 12, 2015, for ICL's CEO & Chairman of the BOD ‑ June 29, 2015	Officers and senior employees	1,194	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	An issuance for no consideration, under the 2014 Equity Compensation Plan, to 550 ICL officers and senior employees in Israel and overseas.		9.7
	Former CEO	90		An issuance for no consideration, under the 2014 Equity Compensation Plan.
	Former Chairman of the BOD	68
December 23, 2015	ICL’s Directors (excluding ICL's CEO& Chairman of the BOD)	121	3 equal tranches: (1) One third on December 23, 2016 (2) One third on December 23, 2017 (3) One third on December 23, 2018	An issuance for no consideration, under the 2014 Equity Compensation Plan, to 8 ICL Directors.		0.5

(*) The vesting date is subject to the employee entitled continuing to be employed by the Company and the directors continuing to serve in their positions on the vesting date, unless they ceased to hold office due to certain circumstances set forth in sections 231-232a and 233(2) of the Israeli Companies Law.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 22 – Equity (cont'd)

C. Share-based payments to employees (cont'd)

2.	Restricted shares (cont’d)

Grant date	Employees entitled	Number of instruments (thousands)	Vesting conditions (*)	Instrument terms	Additional Information	Fair value at the grant date (Million)
June 30, 2016, for ICL's CEO & Chairman of the BOD‑September 5, 2016	Officers and senior employees	990	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	An issuance for no consideration, under the 2014 Equity Compensation Plan, to 90 ICL officers and senior employees in Israel and overseas.	The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the grant date (the date approval of the BOD and/or the date of the approval of the General Meeting where requierd).	4.8
	Chairman of the BOD	55		An issuance for no consideration, under the 2014 Equity Compensation Plan.
	Former CEO	185
January 3, 2017	ICL’s Directors (excluding ICL's Chairman of the BOD)	146		An issuance for no consideration, under the 2014 Equity Compensation Plan, to 8 ICL Directors. The value includes a reduction of 5% from the value of the equity compensation, pursuant to the decision of the directors in March 2016, to reduce their annual compensation for 2016 and 2017.		0.6
February 14, 2017	Acting CEO	38		An issuance for no consideration, under the 2014 Equity Compensation Plan.		0.2
June 20, 2017, for ICL's Chairman of the BOD – August 2, 2017	Officers and Senior employees	2,211		An issuance for no consideration, under the 2014 Equity Compensation Plan, to 494 ICL officers and senior employees in Israel and overseas.		10
	Chairman of BOD	53		An issuance for no consideration, under the 2014 Equity Compensation Plan.		0.3
January 10, 2018	ICL’s Directors (excluding ICL's CEO& Chairman of the BOD)	125		An issuance for no consideration, under the 2014 Equity Compensation Plan, to 5 ICL Directors.		0.5

(*) The vesting date is subject to the employee entitled continuing to be employed by the Company and the directors continuing to serve in their positions on the vesting date, unless they ceased to hold office due to certain circumstances set forth in sections 231-232a and 233(2) of the Israeli Companies Law.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 22 – Equity (cont’d)

On February 25, 2018, the Company’s Board of Directors has resolved, after discussing the recommendation of the search committee headed by the Company’s Chairman of the Board, Mr. Johanan Locker, to appoint Mr. Raviv Zoller as Chief Executive Officer of the Company.

On February 22, 2018 and February 25, 2018, the Company’s HR & Compensation Committee and Board of Directors, respectively, approved an equity grant for 2018 to Mr. Raviv Zoller, comprised in half of non‑marketable and non‑transferrable options exercisable into Ordinary Shares and in half of restricted shares, in a total value of NIS 4 million (approx. $1.15 million). The grant is subject to the approval of the shareholders at the General Meeting expected to be held on April 24, 2018.

On March 5, 2018 and March 6, 2018, the Company’s HR & Compensation Committee and Board of Directors, respectively, approved an equity grant for 2018 of 6,072,242 non‑marketable and non‑transferrable options exercisable into Ordinary Shares, for no consideration and 1,802,811 restricted shares, to approximately 550 of the Company's officers and senior employees. The total fair value of the grant, based on an initial valuation of the options and restricted shares is NIS 53 million ($15 million).

The options and restricted shares will vest in three equal tranches: one‑third at the end of 12 months after the grant date, one‑third at the end of 24 months after the grant date and one‑third at the end of 36 months after the grant date. The expiration date of the options is 7 years from the grant date. Each option may be exercised for one ordinary share of NIS 1 par value of the Company. The ordinary shares issued as a result of exercise of the options have the same rights as the Company’s ordinary shares, immediately upon the issuance thereof. The options issued to the employees in Israel are subject to the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) and the regulations promulgated thereunder. The Company elected to execute the issuance through a trustee, under the Capital Gains Track.

The exercise price is set according to the average closing share price in TASE at the 30 trading days prior to the grant date and is linked to the CPI that is known on the date of payment. In a case of distribution of a dividend by the Company, the exercise price is reduced on the “ex‑dividend” date, by the amount of the dividend per share (gross), based on the amount thereof in NIS on the effective date.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 22 – Equity (cont’d)

D. Dividends distributed to the Company's Shareholders

Board of Directors decision date to distribute the dividend	Actual date of distribution of the dividend	Gross amount of the dividend distributed (in millions of $)	Net amount of the distribution (net of the subsidiary’s share) (in millions of $)	Amount of the dividend per share (in $)
March 19, 2015	April 29, 2015	59.5	59.5	0.05
May 12, 2015	June 23, 2015	151	151	0.12
August 11, 2015	September 10, 2015	52.5	52.5	0.04
November 11, 2015	December 16, 2015	84	84	0.07
March 15, 2016	April 18, 2016	67	67	0.05
May 17, 2016	June 22, 2016	35	35	0.03
August 9, 2016	September 27, 2016	60	60	0.05
November 22, 2016	January 4, 2017	60	60	0.05
February 14, 2017	April 4, 2017	57	57	0.04
May 9, 2017	June 20, 2017	34	34	0.03
August 2, 2017	September 13, 2017	32	32	0.02
November 7, 2017	December 20, 2017	57	57	0.04
February 13, 2018 (after the reporting date)*	March 14, 2018	70	70	0.05

(*) The record date is February 28, 2018 and the payment date is March 14, 2018.

E. Cumulative translation adjustment

The translation reserve includes all translation differences arising from translation of financial statements of foreign operations.

F. Capital reserves

The capital reserves include expenses for share‑based compensation to employees against a corresponding increase in equity (see section C. above) and change in fair value of financial assets available for sale (investment in 15% of the share capital of YTH, see note 24.B ).

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 22 – Equity (cont’d)

G. Treasury shares

1) During 2008 and 2009 22.4 million shares were acquired by the Company under at purchase plan, for a total consideration of approximately $258 million.

2) In determining the amount of retained earnings available for distribution as a dividend pursuant to the Israeli Companies Law, a deduction must be made from the balance of the retained earnings the amount of self‑acquisitions (that are presented separately in the “treasury shares” category in the equity section).

H. Retained earnings

The retained earnings include actuarial gains (see note 19.E) and dividends to the shareholders.

Note 23 - Details of Income Statement Items

For the year ended December 31
2017	2016	2015
$ millions	$ millions	$ millions
Sales	5,418	5,363	5,405

Cost of sales
Materials	1,504	1,546	1,576
Cost of labor	777	753	694
Energy	343	315	305
Other	1,122	1,089	1,027
	3,746	3,703	3,602

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 23 - Details of Income Statement Items (cont’d)

For the year ended December 31
2017	2016	2015
$ millions	$ millions	$ millions
Selling, transport and marketing expenses
Transport	497	475	417
Cost of labor	122	119	113
Other	127	128	123

	746	722	653
General and administrative expenses
Cost of labor	170	188	150
Professional Services	49	77	103
Other	42	56	97
	261	321	350

Research and development expenses, net
Cost of labor	40	48	54
Other	15	25	20

	55	73	74

For the year ended December 31
2017	2016	2015
$ millions	$ millions	$ millions
Other income
Capital gain from divestitures of subsidiaries and loss of control	54	-	215
Insurance compensation	30	30	20
Retroactive electricity charges	6	16	-
Past service cost	-	14	-
Other	19	11	15

Other income recorded in the income statements	109	71	250

Other expenses
Write-down and impairment of assets	32	489	90
Provision for legal claims	25	8	8
Provision for early retirement and dismissal of employees	20	39	48
Environment related provisions	7	-	-
Provision in respect of prior periods resulting from an arbitration decision	6	13	10
Provision for historical waste removal	-	51	20
Retroactive electricity charges	-	-	20
Other	-	18	15

Other expenses recorded in the income statements	90	618	211

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 23 - Details of Income Statement Items (cont’d)

For the year ended December 31
2017	2016	2015
$ millions	$ millions	$ millions
Financing income and expenses
Financing income:
Net change in fair value of derivative financial instruments	104	24	-
Net gain from changes in exchange rates and interest income	1	1	52
	105	25	52

Financing expenses:
Interest expenses to banks and others	120	151	101
Financing expenses in relation to employee benefits	38	17	18
Banks and finance institutions commissions	16	4	5
Net change in fair value of derivative financial instruments	-	-	57
Net loss from changes in exchange rates	78	7	-

Financing expenses	252	179	181
Net of borrowing costs capitalized	23	22	21
	229	157	160

Net financing expenses recorded in the income statements	124	132	108

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 24 - Financial Instruments and Risk Management

A. General

The Group has extensive international operations wherein it is exposed to credit, liquidity and market risks (including currency, interest and other price risks). In order to reduce the exposure to these risks, the Group holds financial derivative instruments, (including forward transactions, SWAP transactions, and options) for purposes of economic (non‑accounting) hedging of foreign currency risks, commodity price risks, and interest risks. Furthermore, the Group holds derivative financial instruments to hedge the exposure and changes in the cash flows.

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

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 24 - Financial Instruments and Risk Management (cont’d)

B. Groups and measurement bases of financial assets and financial liabilities

As at December 31, 2017
Financial assets			Financial liabilities
Measured at fair value through the statement of income	Measured at fair value through the statement of comprehensive income	Loans and receivables	Measured at fair value through the statement of income	Measured at amortized cost
$ millions	$ millions	$ millions	$ millions	$ millions

Cash and cash equivalents	-	-	83	-	-

Short-term investments and deposits	-	-	90	-	-

Trade receivables	-	-	932	-	-

Other receivables	5	-	81	-	-

Financial assets available for sale	-	212	-	-	-

Other non-current assets	64	-	8	-	-

Total financial assets	69	212	1,194	-	-

Short term credit	-	-	-	-	(822)

Trade payables	-	-	-	-	(790)

Other current liabilities	-	-	-	(3)	(310)

Long-term debt and debentures	-	-	-	-	(2,388)

Other non-current liabilities	-	-	-	(3)	-

Total financial liabilities	-	-	-	(6)	(4,310)

Total financial instruments, net	69	212	1,194	(6)	(4,310)

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 24 - Financial Instruments and Risk Management (cont'd)

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

In addition, the Group has an additional deductible of a cumulative annual of approximately $6 million through a wholly‑owned captive reinsurance Company.

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

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 24 - Financial Instruments and Risk Management (cont'd)

C. Credit risk (cont’d)

(2) Maximum Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

As at December 31
Carrying amount ($ millions)
2017	2016
Cash and cash equivalents	83	87
Short term investments and deposits	90	29
Trade receivables	932	966
Other receivables	86	59
Financial assets available for sale	212	253
Other non-current assets	72	12
	1,475	1,406

The maximum exposure to credit risk for trade receivables, at the reporting date by geographic region was:

As at December 31
Carrying amount ($ millions)
2017	2016
Western Europe	332	274
Asia	227	261
North America	131	154
South America	70	102
Israel	70	82
Other	102	93
	932	966

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 24 - Financial Instruments and Risk Management (cont'd)

C. Credit risk (cont'd)

(3) Aging of debts and impairment losses

The aging of trade receivables at the reporting date was:

As at December 31
2017		2016
Gross	Impairment	Gross	Impairment
$ millions	$ millions	$ millions	$ millions
Not past due	785	-	832	-
Past due up to 3 months	125	-	91	-
Past due 3 to 12 months	23	(6)	44	(1)
Past due over 12 months	10	(5)	5	(5)
	943	(11)	972	(6)

The movement in the allowance of doubtful accounts during the year was as follows:

2017	2016
$ millions	$ millions
Balance as at January 1	6	11
Additional allowance	5	1
Write offs	(1)	(3)
Reversals	-	(2)
Changes due to translation differences	1	(1)
Balance as at December 31	11	6

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 24 - Financial Instruments and Risk Management (cont'd)

D. Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to timely meet its liabilities, under both normal and stressed conditions, without incurring unwanted losses.

The Company manages the liquidity risk by holding cash balances, short-term deposits and secured bank credit facilities.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

As at December 31, 2017
Carrying amount	12 months or less	1-2 years	3-5 years	More than 5 years
$ millions

Non-derivative financial liabilities

Short term credit (not including current maturities)	810	822	-	-	-
Trade payables	790	790	-	-	-
Other current liabilities	310	310	-	-	-
Long-term debt and debentures	2,400	102	345	1,085	1,358
	4,310	2,024	345	1,085	1,358

Financial liabilities – derivative instruments utilized for economic hedging

Foreign currency and interest derivative instruments	6	3	-	-	3

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 24 - Financial Instruments and Risk Management (cont'd)

D. Liquidity risk (cont'd)

As at December 31, 2016
Carrying amount	12 months or less	1-2 years	3-5 years	More than 5 years
$ millions

Non-derivative financial liabilities

Short term credit (not including current maturities)	572	576	-	-	-
Trade payables	644	644	-	-	-
Other current liabilities	334	334	-	-	-
Long-term debt and debentures	2,812	113	111	1,641	1,556
	4,362	1,667	111	1,641	1,556

Financial liabilities – derivative instruments utilized for economic and accounting hedging

Foreign currency and interest derivative instruments	8	3	-	1	4

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 24 - Financial Instruments and Risk Management (cont'd)

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

(a) Interest Rate Profile

Set forth below is detail regarding the type of interest on the Group’s non-derivative interest‑bearing financial instruments:

As at December 31
2017	2016
$ millions	$ millions
Fixed rate instruments:
Financial assets	88	27
Financial liabilities	(1,800)	(1,763)
	(1,712)	(1,736)
Variable rate instruments
Financial assets	97	95
Financial liabilities	(1,428)	(1,621)
	(1,331)	(1,526)

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 24- Financial Instruments and Risk Management (cont'd)

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

(c) Sensitivity analysis for variable rate instruments

The below analysis assumes that all other variables (except for the interest rate), in particular foreign currency rates, remain constant.

As at December 31, 2017
Impact on profit (loss)
Decrease of 1% in interest	Decrease of 0.5% in interest	Increase of 0.5% in interest	Increase of 1% in interest
$ millions	$ millions	$ millions	$ millions
Changes in U.S Dollar interest
Non-derivative instruments	11	5	(5)	(11)
SWAP instruments	(11)	(5)	5	10
	-	-	-	(1)
Changes in Israeli Shekel interest
SWAP instruments	27	14	(13)	(26)
Changes in Euro interest
Non-derivative instruments	1	- *	- *	(1)
Changes in Chinese Yuan Renminbi interest
Non-derivative instruments	2	1	(1)	(2)

* Less than $1 million.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 24 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont’d)

1. Interest risk (cont’d)

(d) Terms of derivative financial instruments used to hedge interest risk

As at December 31, 2017
Carrying amount (fair value)	Stated amount	Maturity date	Interest rate range
$ millions	$ millions	Years	%

U.S Dollar
SWAP contracts from variable interest to fixed interest	(3)	350	0-7	1.36% - 2.6%

Israeli Shekel
SWAP contracts from fixed interest to variable interest	64	489	0-4	2.45% - 4.74%

Euro
SWAP contracts from fixed interest to variable interest	(1)	51	0-1	1-month Libor

As at December 31, 2016
Carrying amount (fair value)	Stated amount	Maturity date	Interest rate range
$ millions	$ millions	Years	%

U.S Dollar
SWAP contracts from fixed interest to variable interest	(6)	380	0-4	1.4%-3.2%

2. Currency risk

The Group is exposed to currency risk with respect to sales, purchases, assets and liabilities that are denominated in a currency other than the functional currency of the Group. The main exposure is the NIS, Euro, British Sterling, Chinese Yuan and Brazilian Real.

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

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 24 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk (cont'd)

(a) Sensitivity analysis

A 10% increase at the rate of the US$ against the following currencies would have increased (decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

As at December 31
Impact on profit (loss)
2017	2016
$ millions	$ millions
Non-derivative financial instruments
U.S Dollar/Euro	(9)	(75)
U.S Dollar/Israeli Shekel	92	92
U.S Dollar/British Pound	3	-
U.S Dollar/Brazilian Real	-	(1)
U.S Dollar/Chinese Yuan	(4)	-
U.S Dollar/Turkey Lira	(1)	(1)

A 10% decrease of the US$ against the above currencies at December 31 would have the same effect but in the opposite direction.

Presented hereunder is a sensitivity analysis of the Group’s foreign currency derivative instruments as at December 31, 2017. Any change in the exchange rates of the principal currencies shown below as at December 31 would have increased (decreased) profit and loss and equity by the amounts shown below. This analysis assumes that all other variables remain constant.

As at December 31, 2017
Increase 10%	Increase 5%	Decrease 5%	Decrease 10%
$ millions	$ millions	$ millions	$ millions

Euro/ U.S Dollar
Forward transactions	35	17	(15)	(29)
Options	6	3	(3)	(7)

U.S Dollar/Israeli Shekel
Forward transactions	(39)	(21)	23	48
Options	(36)	(9)	20	50

British Pound/U.S Dollar
Forward transactions	2	1	(1)	(3)

U.S Dollar/Chinese Yuan Renminbi
Forward transactions	3	2	(2)	(4)

British Pound/Euro
Forward transactions	2	1	(1)	(3)

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 24 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2.  Currency risk (cont'd)

(b) Terms of derivative financial instruments used to economically hedge foreign currency risk

As at December 31, 2017
Carrying amount	Stated amount	Average
$ millions	$ millions	exchange rate

Forward contracts
Israeli Shekel/U.S Dollar	2	430	3.5
U.S Dollar/Euro	(3)	320	1.2
British Pound/Euro	-	20	0.9
U.S Dollar/British Pound	-	24	1.3
Chinese Yuan Renminbi/U.S Dollar	(1)	33	6.7
Other	-	33	-

Currency and interest SWAPs
Israeli Shekel/U.S Dollar	64	489	3.7

Put options
Israeli Shekel/U.S Dollar	5	525	3.4
U.S Dollar/Euro	-	63	1.2
Japanese Yen/U.S Dollar	-	3	115.5

Call options
Israeli Shekel/U.S Dollar	(1)	525	3.4
U.S Dollar/Euro	(2)	63	1.2
Japanese Yen/U.S Dollar	-	3	115.5

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 24 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk (cont'd)

(b) Terms of derivative financial instruments used to economically hedge foreign currency risk (cont’d)

As at December 31, 2016
Carrying amount	Stated amount	Average exchange rete
$ millions	$ millions

Forward contracts
Israeli Shekel/U.S Dollar	-	483	3.8
U.S Dollar/Euro	4	265	1.1
U.S Dollar/British Pound	1	84	1.3
Chinese Yuan Renminbi/U.S Dollar	1	30	6.8
Other	-	14	-

Currency and interest SWAPs
Israeli Shekel/U.S Dollar	3	571	3.7

Put options
Israeli Shekel/U.S Dollar	4	599	3.7
U.S Dollar/Euro	2	41	1.1
Japanese Yen/U.S Dollar	-	3	107.7
British Pound/Euro	-	15	0.8
U.S Dollar/British Pound	(1)	11	1.3

Call options
Israeli Shekel/U.S Dollar	(6)	599	3.7
U.S Dollar/Euro	-	41	1.1
Japanese Yen/U.S Dollar	-	3	107.7
British Pound/Euro	-	15	0.8
U.S Dollar/British Pound	-	11	1.3

The maturity date of all of the derivatives used to economically hedge foreign currency risk is up to a year.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 24 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk (cont'd)

(c) Linkage terms of monetary balances – in millions of Dollars

As at December 31, 2017
US Dollar	Euro	British Pound	Israeli Shekel	Brazilian Real	Chinese Yuan Renminbi	Others
Non-derivative instruments:
Cash and cash equivalents	19	18	7	1	7	22	9
Short term investments and deposits	82	1	-	-	-	5	2
Trade receivables	419	246	48	59	31	92	37
Other receivables	40	1	-	39	-	-	1
Financial assets available for sale	-	-	-	-	-	212	-
Other non-current assets	5	1	-	-	3	-	-
Total financial assets	565	267	55	99	41	331	49

Short-term credit	427	158	20	36	8	173	-
Trade payables	187	182	23	289	15	85	9
Other current liabilities	95	77	15	96	2	21	5
Long term debt, debentures and others	1,721	29	-	522	22	98	-
Total financial liabilities	2,430	446	58	943	47	377	14

Total non-derivative financial instruments, net	(1,865)	(179)	(3)	(844)	(6)	(46)	35

Derivative instruments:
Forward transactions	-	320	44	430	-	33	33
Cylinder	-	63	-	525	-	-	3
Total derivative instruments	-	383	44	955	-	33	36

Net exposure	(1,865)	204	41	111	(6)	(13)	71

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 24 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk (cont'd)

(c) Linkage terms of monetary balances – in millions of Dollars (cont'd)

As at December 31, 2016
US Dollar	Euro	British Pound	Israeli Shekel	Brazilian Real	Chinese Yuan Renminbi	Others
Non-derivative instruments:
Cash and cash equivalents	12	22	2	2	4	38	7
Short term investments and deposits	18	-	-	-	-	5	6
Trade receivables	533	199	36	50	27	84	37
Other receivables	41	-	-	5	-	-	-
Financial assets available for sale	-	-	-	-	-	253	-
Other non-current assets	8	1	-	-	-	-	-
Total financial assets	612	222	38	57	31	380	50

Short-term credit	254	101	21	38	9	165	-
Trade payables	138	161	23	201	9	107	6
Other current liabilities	35	59	10	204	2	17	7
Long term debt, debentures and others	1,983	150	-	542	36	87	-
Total financial liabilities	2,410	471	54	985	56	376	13

Total non-derivative financial instruments, net	(1,798)	(249)	(16)	(928)	(25)	4	37

Derivative instruments:
Forward transactions	-	265	84	483	-	30	14
Cylinder	-	41	26	599	-	-	3
SWAPS – dollar into shekel	-	-	-	571	-	-	-
Total derivative instruments	-	306	110	1,653	-	30	17

Net exposure	(1,798)	57	94	725	(25)	34	54

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 24 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont’d)

3. Other price risk

A. Investment in shares

The Company has an investment of 15% of the issued and outstanding share capital on a fully diluted basis of YTH, in the amount of approximately $212 million. The investment is measured at fair value, and fair value updates, other than impairment losses, are recognized directly in the consolidated statement of comprehensive income.

B. Hedging of marine shipping and energy transactions

The Company is exposed to risk in respect of marine shipping and energy costs. The Company uses marine shipping and energy derivatives to hedge the risk that its cash flows will be affected by changes in marine shipping and energy prices. As at December 31, 2017, the fair value of the marine shipping and energy derivatives was approximately $4.1 million.

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

The following table details the book value and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

As at December 31, 2017		As at December 31, 2016
Carrying amount	Fair value	Carrying amount	Fair value
$ millions	$ millions	$ millions	$ millions
Loans bearing fixed interest (1)	271	279	293	306

Debentures bearing fixed interest
Marketable (2)	1,247	1,291	1,201	1,201
Non-marketable (3)	281	288	281	283
	1,799	1,858	1,775	1,790

(1) The fair value of the shekel, euro, dollar and yuan loans issued bearing fixed interest is based on calculation of the present value of the cash flows in respect of the principal and the interest and is discounted at the market interest rates on the measurement date for similar loans having similar characteristics and is classified as Level 2 in the fair value hierarchy. The average discount interest as at December 31, 2017 for the shekel, euro and yuan loans was 2.4%, 1.7%, 6.1% and 5.6% respectively (December 31, 2016 for the shekel, euro, dollar and yuan loans – 3.3%, 2.3% and 4.2% and 5.6%, respectively).

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 24 - Financial Instruments and Risk Management (cont'd)

F. Fair value of financial instruments (cont'd)

(2) The fair value of the marketable debentures is based on the quoted stock exchange price and is classified as Level 1 in the fair value hierarchy.

(3) The fair value of the non‑marketable debentures is based on calculation of the present value of the cash flows in respect of the principal and the interest and is discounted at the Libor rate customary in the market for similar loans having similar characteristics and is classified as Level 2 in the fair value hierarchy. The average discount interest as at December 31, 2017 was 4.57% (December 31, 2016 – 4.98%).

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

As at December 31, 2017
Level 2
$ millions

Financial assets available for sale (1)	212
Derivatives used for economic hedging, net	63
275

As at December 31, 2016
Level 1	Level 2	Total
$ millions	$ millions	$ millions

Securities held for trading purposes	10	-	10
Financial assets available for sale (1)	-	253	253
Derivatives used for economic hedging, net	-	7	7
	10	260	270

(1)Investment in 15% of the share capital of YTH, which is subject to a three-year lock‑up period as required by Chinese law, which will expire in January 2019. Measurement of the fair value of the discount rate in respect of the lock‑up period was calculated by use of the Finnerty 2012 Model and is based on an estimate of the period in which the restriction on marketability applies and a standard deviation of the yield on YTH share in this period.

The impact deriving from a possible and reasonable change in these data items, which are not observed, is not material.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 25 - Earnings per Share

Basic earnings per share

Calculation of the basic earnings per share for the year ended December 31, 2017, is based on the earnings allocated to the holders of the ordinary shares divided by the weighted-average number of ordinary shares outstanding, calculated as follows:

For the year ended December 31
2017	2016	2015
$ millions	$ millions	$ millions

Earnings (losses) attributed to the shareholders of the Company	364	(122)	509

Weighted-average number of ordinary shares in thousands:

For the year ended December 31
2017	2016	2015
Shares thousands	Shares thousands	Shares thousands

Balance as at January 1	1,274,298	1,272,516	1,270,408
Shares issued during the year	1,054	-	1,174
Shares vested	720	779	42
Weighted average number of ordinary shares used in computation of the basic earnings per share	1,276,072	1,273,295	1,271,624

Diluted earnings per share

Calculation of the diluted earnings per share for the year ended December 31, 2017, is based on the earnings allocated to the holders of the ordinary shares divided by the weighted-average number of ordinary shares outstanding after adjustment for the number of potential diluted ordinary shares, calculated as follows:

Weighted average number of ordinary shares (diluted) in thousands:

For the year ended December 31
2017	2016	2015
Shares thousands	Shares thousands	Shares thousands

Weighted average number of ordinary shares used in the computation of the basic earnings per share	1,276,072	1,273,295	1,271,624
Effect of stock options and restricted shares	925	-	632
Weighted average number of ordinary shares used in the computation of the diluted earnings per share	1,276,997	1,273,295	1,272,256

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 25 - Earnings per Share (Cont’d)

At December 31, 2017, 20 million options (at December 31, 2016 and 2015 – 14 million options and 24 million options, respectively), were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti‑dilutive.

The average market value of the Company’s shares, for purposes of calculating the dilutive effect of the stock options, is based on the quoted market prices for the period in which the options were outstanding.

Note 26 - Related and Interested Parties

Related parties within its meaning in IAS 24 (2009), “Related Parties Disclosure”; Interested parties within their meaning in Paragraph 1 of the definition of an “interested party” in Section 1 of the Israeli Securities Law, 1968.

A. Parent company and subsidiaries

Israel Corporation Ltd. (hereinafter – Israel Corp.) is a public company listed for trading on the Tel‑Aviv Stock Exchange (TASE). Based on the information provided by Israel Corp., Millenium Investments Elad Ltd. (“Millenium”) and Mr. Idan Ofer are considered as joint controlling shareholders of Israel Corp., for purposes of the Israeli Securities Law (each of Millenium and Mr. Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director of Millenium and has an indirect interest in it as the beneficiary of the foreign discretionary trust that has indirect control of Millenium). Millenium holds approximately 46.95% of the share capital in Israel Corp., which holds as at February 14, 2017, approximately 45.93% of the voting rights and issued share capital of the Company. Millenium is held by Mashat Investments Ltd. (“Mashat”) and by XT Investments Ltd. (“XT Investments”), with 80% and 20% holding rates in the issued share capital, respectively (it is noted that Mashat granted XT Investments a power of attorney for a fixed period (which is extendable) to vote according to XT's discretion  at General Meetings of Millenium in respect of shares constituting 5% of the voting rights in Millenium). Mashat is a private company, wholly owned by a Dutch company, Ansonia Holdings Singapore B.V. (“Ansonia”). Ansonia is a wholly-owned subsidiary of Jelany Corporation N.V. (registered in Curaçao), which is a wholly-owned subsidiary of the Liberian company, Court Investments Ltd. (“Court”). Court is wholly owned by a foreign discretionary trust, in which Mr. Idan Ofer is the beneficiary. XT Investments, which directly holds approximately 1.24% of the share capital of Israel Corp., is a shareholder in Millenium, as stated. XT Investments is a private company, held in full by XT Holdings Ltd. (“XT Holdings”), a private company whose ordinary shares are held in equal shares by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and by Lynav Holdings Ltd., a company that is controlled by a foreign discretionary trust in which Mr. Idan Ofer is a prime beneficiary. Mr. Ehud Angel holds, among other things, a special share that grants him, inter alia, under certain limitations and for certain issues, an additional vote on the Board of Directors of XT Holdings. In addition, Kirby Enterprises Inc., which is indirectly held by the same trust that holds Mashat, in which, as stated, Mr. Idan Ofer is the beneficiary, holds approximately 0.74% of the share capital of Israel Corp. Furthermore, Mr. Idan Ofer holds directly approximately 3.85% of the share capital of Israel Corp. Furthermore, XT Investments directly holds approximately 0.03% of the Company's capital (namely, 377,662 ordinary shares).

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 26 - Related and Interested Parties (cont’d)

A. Parent company and subsidiaries (cont’d)

As at December 31, 2017, the number of ICL's shares held by Israel Corp. does not include 21,343,448 ordinary shares, which are subject to certain forward sale agreements, as detailed in the notification of registration for trading of ICL on Form F‑1, which was filed with the U.S. Securities and Exchange Commission (SEC) on September 23, 2014 (“the Financial Transaction”). Israel Corp. does not have voting rights or dispositive power with respect to the shares that are the subject of the Financial Transaction, which were provided to the financial entities (“forward counterparties”) with which it entered into the transaction. As at December 31, 2017, the closing period of the Financial Transaction commenced, which is expected to be executed, subject to its conditions, in increments on several closing dates that will take place during a period of about 1.75 years. Pursuant to the terms of the Financial Transaction, Israel Corp. will not regain voting and dispositive power with respect to the said shares (“physical settlement”), in whole or in part, unless it notifies the forward counterparties otherwise with respect to every relevant closing date. Even though Israel Corp. holds less than 50% of the Company’s ordinary shares, it still has decisive influence at the General Meetings of the Company’s shareholders and, effectively, it has the power to appoint directors and to exert significant influence with respect to the composition of the Company’s Board of Directors.

As at December 31, 2017, about 401 million ordinary shares were pledged by Israel Corp and its headquarters companies in order to secure certain liabilities, which consist almost entirely of loans secured by shares (margin loans), in the aggregate principal amount of $703 million.

B. Benefits to key management personnel (including directors)

The senior managers, in addition to their salaries, are entitled to non-cash benefits (such as vehicle and telephone etc.). The Group contributes to a post-employment defined benefit plan on their behalf. In accordance with the terms of the plan, the retirement age of senior managers is 67. Senior managers and directors also participate in the Company's incentive and equity remuneration plans (options for Company shares and restricted shares (see Note 22 – Equity).

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 26 - Related and Interested Parties (cont’d)

B. Benefits to key management personnel (including directors)(cont’d)

Set forth below is detail regarding to benefits for key management personnel in 2017 and 2016.

In 2017, 21 key management personnel, of whom 10 are not employed in the company (directors). In 2016, 21 key management personnel, of whom 9 are not employed in the Company (directors)

For the year ended December 31
2017	2016
$ millions	$ millions

Short-term benefits	8	8
Post-employment benefits	1	1
Share-based payments	4	2

Total *	13	11

* To interested parties employed by the Company	4	3
* To interested parties not employed by the Company	1	2

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

(2) The effect of each of the parameters listed hereunder is less than one percent (hereinafter – “the Negligibility Threshold”).

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 26 - Related and Interested Parties (cont’d)

C. Ordinary transactions that are not exceptional (cont’d)

For every transaction or arrangement that is tested for the Negligibility Threshold, the parameters will be examined, to the extent they are relevant, on the basis of the Company's condensed or audited consolidated financial statements, as applicable, prior to the transaction, as detailed below:

Acquisition of assets

Assets ratio – the amount of the assets in the transaction (assets acquired or sold) divided by total assets.

Sale of assets

Assets ratio – the amount of the assets in the transaction (assets acquired or sold) divided by total assets.

Profit ratio – the profit or loss attributed to the transaction divided by the total annual comprehensive income or loss during the period.

Financial liabilities

Liabilities ratio – the amount of the liabilities in the transaction divided by the total liabilities.

Financing expenses ratio – the expected financing expenses in the specific transaction divided by the total financing expenses in the statement of income.

Acquisition and sale of products, services and manufacturing inputs

Revenue ratio – estimated revenue from the transaction divided by the annual revenue, or

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

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 26 - Related and Interested Parties (cont’d)

            D. Transactions with related and interested parties

For the year ended December 31
2017	2016	2015
$ millions	$ millions	$ millions

Sales	6	35	32
Cost of sales	97	113	127
Selling, transport and marketing expenses	8	7	9
Financing expenses (income), net	(9)	-	22
Management fees to the parent company	1	1	2

(1)
A subsidiary in the Specialty Solutions segment is engaged in a long-term agreement with PCS, for acquisition of food‑quality phosphoric acid. The agreement is in effect until the end of 2018. In October 2017, the Company signed a new agreement with PCS for acquisition of phosphoric acid commencing January 2019 up to 2025. PCS was an interested party up to January 2018.

(2)	In 2013, the Company's Board of Directors authorized certain subsidiaries in Israel to purchase electricity from OPC Rotem (a company related to the Company’s controlling shareholder).

(3)
In 2015, the HR & Compensation Committee, Board of Directors and shareholders, approved an extension to the previous management fee agreements with Israel Corporation, for the period of 2015-2017, pursuant to which the annual management fees continued to be $3.5 million, plus VAT, with the amendment that upon approval of the terms of office of the Executive Chairman, the management fees will be reduced to $1 million, plus VAT. In the event such Executive Chairman ceases to serve and be compensated as such, as of that date the management fees will again be set at $3.5 million, plus VAT. Further amendment was made to allow the Company to grant equity compensation to Company directors that serve and/or will serve from time to time and that are employed by Israel Corporation. These directors may assign their equity compensation to Israel Corp. The said management agreement expired on December 31, 2017. Renewal of the management agreement for the period of 2018-2020, was approved by our Audit and Accounting Committee and our Board of Directors on December 4 and 5, 2017, respectively, and thereafter re-approved by the Audit and Accounting Committee and by the Board of Directors on January 17, 2018, subject to approval by the general meeting of our shareholders scheduled for April 24, 2018. Pursuant to the renewed management agreement, effective as of January 1, 2018: (1) the annual management fees paid to Israel Corporation will remain at the amount $1 million plus VAT, which would constitute the maximum amount for management services rendered on behalf of Israel Corporation; (2) such amount will include the overall compensation, both in equity and in cash, for the services of Company directors who are officers of Israel Corporation, so that during the period of the renewed management fees agreement the Company shall not pay any equity or cash compensation to its directors who are officers of Israel Corporation, beyond the said management fees, and all prior or other compensation arrangements relating to such directors were cancelled. In addition, the renewed agreement was amended so as to no longer include an increase of management fees to a threshold of $3.5 million plus VAT in case an executive chairman of the Board is appointed on behalf of Israel Corporation. All other provisions of the management agreement remained unchanged. The renewed management fees agreement will be brought for approval of the general meeting scheduled for April 24, 2018.

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 26 - Related and Interested Parties (cont’d)

D. Transactions with related and interested parties (cont’d)

(4)
In March 2017, ICL's Audit and Accounting Committee and its Board of Directors approved a framework agreement with the controlling shareholder, Israel Corporation Ltd. (hereinafter – Israel Corp.), for three years, according to which Israel Corp. can deposit, occasionally, an amount of up to $150 million in short‑term U.S. dollar or shekel deposits in ICL subject to ICL’s approval. In August 2017, the terms of the framework agreement was expanded to up to $250 million. The terms and conditions of the deposits, including the interest rate, will be determined on the date of the deposits. The deposits will be received by ICL without security. During 2017, ICL received loans, in the amount of $150 million, for a period of up to about 9 months, bearing interest at an annual rate of 1.51%–1.88%, which were repaid in November 2017. In November and December 2017, a subsidiary received loans, in the amount of $175 million, for a period of 6 months, bearing interest at an annual rate of 1.72%–1.99%. As at December 31, 2017, the balance of the short‑term loans is $175 million. Subsequent to the date of the report, the Company reduced its short‑term loans balance in the amount of $125 million.

(5)
On December 2017, the Company, Oil Refineries Ltd. (a public company controlled by Israel Corporation Ltd.) and OPC Energy Ltd. (a public company that is controlled indirectly by one of the Company’s controlling shareholders) signed individual agreements with Energean Israel Limited for supply of natural gas. The company share will be up to 13 BCM of natural gas over a period of 15 years, in the total amount of about $1.9 billion. For additional information see Note 21.

E. Balances with interested parties

Composition:

As at December 31
2017	2016
$ millions	$ millions

Other current assets	38	8

Other current liabilities	191	20

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 27 – Group Main Entities

		Ownership interest in its subsidiary and investee companies for the year ended December 31
Name of company	Principal location of the company’s activity	2017	2016
ICL Israel Ltd.	Israel	100.00%	100.00%
Dead Sea Works Ltd.	Israel	100.00%	100.00%
Dead Sea Bromine Company Ltd.	Israel	100.00%	100.00%
Rotem Amfert Negev Ltd.	Israel	100.00%	100.00%
Mifalei Tovala Ltd.	Israel	100.00%	100.00%
Dead Sea Magnesium Ltd.	Israel	100.00%	100.00%
Ashli Chemicals (Holland) B.V.	Israel	100.00%	100.00%
Bromine Compounds Ltd.	Israel	100.00%	100.00%
Tetrabrom Technologies Ltd.	Israel	100.00%	100.00%
Fertilizers and Chemicals Ltd.	Israel	100.00%	100.00%
I.D.E. Technologies Ltd. *	Israel	0.00%	50.00%
Iberpotash S.A.	Spain	100.00%	100.00%
Fuentes Fertilizantes S.L.	Spain	100.00%	100.00%
ICL Europe Coöperatief U.A.	The Netherlands	100.00%	100.00%
ICL-IP Europe B.V	The Netherlands	100.00%	100.00%
ICL IP Terneuzen B.V	The Netherlands	100.00%	100.00%
ICL Fertilizers Europe C.V.	The Netherlands	100.00%	100.00%
ICL Finance B.V	The Netherlands	100.00%	100.00%
Everris International B.V.	The Netherlands	100.00%	100.00%
ICL Puriphos B.V	The Netherlands	100.00%	100.00%
Phosphorus Derivatives Inc.	United States of America	100.00%	100.00%
ICL Performance Products LP	United States of America	100.00%	100.00%
ICL-IP America Inc	United States of America	100.00%	100.00%
Everris N.A. Inc.	United States of America	100.00%	100.00%
BK Giulini GmbH	Germany	100.00%	100.00%
ICL Holding Germany GmbH	Germany	100.00%	100.00%
ICL-IP Bitterfeld GmbH	Germany	100.00%	100.00%
Rovita GmbH	Germany	100.00%	100.00%
Prolactal GmbH	Austria	100.00%	100.00%
Cleveland Potash Ltd.	United Kingdom	100.00%	100.00%
ICL Brasil, Ltda.	Brazil	100.00%	100.00%
ICL (Shanghai) Investment Co. Ltd.	China	100.00%	100.00%
Yunnan Phosphate Haikou Co. Ltd.	China	50.00%	50.00%
Sinobrom Compounds Co. Ltd.	China	75.00%	75.00%
ICL Asia Ltd	Hong Kong	100.00%	100.00%
Alana Potash Afar PLC **	Ehiopia	100.00%	100.00%

* Investee company

**Following the company’s examination in 2017 it was concluded that the Company lost effective control over Allana and as a result, the Company deconsolidated Allana from its financial statements in 2017 (see note 9).