Form 20-F
period 2018-12-31
ISRAEL CHEMICALS LTD
filed 2019-02-27
CIK 941221

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Lilach Geva Harel, Adv.
SVP, Global General Counsel
Millennium Tower, 23 Aranha St.
Tel-Aviv 6120201 Israel
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

The number of outstanding shares as of December 31, 2018 was:

Title of Class	Number of Shares Outstanding
Ordinary shares	1,304,890,778

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

☒ Yes                         ☐ No

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

Loss or impairment of business licenses or mining permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or termination of engagements with contractors  and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental programs or tax benefits, creation of new fiscal or tax related legislation; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our information technology systems or breaches of our data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; Imposing of antidumping and countervailing duties on imports of magnesium from Israel to U.S.; volatility or crises in the financial markets; cost of compliance with environmental legislative and licensing restrictions; hazards inherent to chemical manufacturing; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; Product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors".

Forward‑looking statements speak only as at the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

INTRODUCTION

This Annual Report contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from future results as a result of factors such as those set forth in “Item 3 - Key Information— D. Risk Factors” and ”Item 5 - Operating and Financial Review and Prospects.”

The financial information included in this Annual Report has been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). None of the financial information in this Annual Report has been prepared in accordance with accounting principles generally accepted in the United States.

This Annual Report contains translations of certain NIS amounts into U.S. dollars at specified rates solely for your convenience. Unless otherwise indicated, we have translated NIS amounts as at December 31, 2018, into U.S. dollars at an exchange rate of NIS 3.748 to $1.00, and euro amounts into U.S. dollars at an exchange rate of €0.873 to $1.00, the daily representative exchange rate reported by the Bank of Israel for December 31, 2018.

Market data and certain industry data used in this Annual Report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information and industry publications, including publications, reports or releases of the International Monetary Fund (“IMF”), the U.S. Census Bureau, the Food and Agriculture Organization of the United Nations (“FAO”), the International Fertilizers Association (“IFA”), the United States Department of Agriculture (“USDA”), the United States Geological Survey, the CRU Group ("CRU"), Fertecon, the Fertilizer Association of India (“FAI”) and the Brazilian National Fertilizer Association (“ANDA”). Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this Annual Report, have not been independently verified. However, we believe such data is accurate. There is only a limited amount of independent data available about certain aspects of our industry, market and competitive position. As a result, certain data and information about our market rankings in certain product areas are based on our good faith estimates, which are derived from our review of internal data and information, information that we obtain from our customers, and other third-party sources. We believe these internal surveys and management estimates are reliable; however, no independent sources have verified such surveys and estimates.

In presenting and discussing our financial position, operating results and net income results, the management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation or as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. A discussion of non-IFRS measures included in this Annual Report and a reconciliation of such measures to the most directly comparable IFRS measures are contained in this Annual Report under “Item 5 – Operating and Financial Review and Prospects— A. Operating Results”.

In this Annual Report, unless otherwise indicated or the context otherwise requires, all references to “ICL,” the “Group,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Israel Chemicals Ltd., together with its consolidated subsidiaries. When we refer to our “parent company” or to “Israel Corporation,” we refer to our controlling shareholder, Israel Corporation Ltd. Unless otherwise indicated or the context otherwise requires, references in this Annual Report to “NIS” are to the legal currency of Israel, “U.S. dollars”, “$” or “dollars” are to United States dollars, “euro” or “€” are to the Euro, the legal currency of certain countries of the European Union, and “British pound” or “£” are to the legal currency of the United Kingdom. See “Item 4 - Information on the Company— A. History and Development of the Company”. We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent of the law, our rights or the rights of the applicable licensor to these trademarks and trade names. In this Annual Report, we also refer to product names, trademarks, and trade names that are the property of other companies. Each of the trademarks and trade names of other companies appearing in this Annual Report belongs to its owners. Our use or display of other companies’ product names, trademarks, or trade names is not intended to and does not imply a relationship with, or endorsement or sponsorship by us of, the product, trademark, or trade name owner, unless we otherwise indicate.

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

CPI	The Consumer Price Index, as published by the Israeli Central Bureau of Statistics.
Dead Sea Bromine Company	Dead Sea Bromine Company Ltd., included in Industrial Products segment.
EPA	US Environmental Protection Agency.
FAO	The Food and Agriculture Organization of the United Nations.
FOB
Free on board expenses are expenses for overland transportation, loading costs and other costs, up to and including the port of origin. In an FOB transaction, the seller pays the FOB expenses and the buyer pays the other costs from the port of origin onwards.

F&C	Fertilizers and Chemicals Ltd., included in Innovative Ag Solutions segment.
Granular	Fertilizer having granular particles.
ICL Boulby	A United Kingdom company included in the Potash segment.
ICL Iberia (Iberpotash)	Iberpotash S.A., a Spanish company included in Potash segment.
IC	Israel Corporation Ltd.
ICL Dead Sea (DSW)	Dead Sea Works Ltd., included in Potash segment.
ICL Magnesium (DSM)	Dead Sea Magnesium Ltd., included in Potash segment.
ICL Neot Hovav	Subsidiaries in the Neot Hovav area in the south of Israel, including facilities of Bromine Compounds Ltd. Included in Industrial Products segment.
ICL Rotem	Rotem Amfert Negev Ltd., included in Phosphate Solutions segment.
IFA	The International Fertilizers Industry Association, an international association of fertilizers manufacturers.
ILA	Israel Land Authority
IMF	International Monetary Fund.
K	The element potassium, one of the three main plant nutrients.
KNO3	Potassium Nitrate, soluble fertilizer containing N&P used as a stand-alone product or as a key component of some water-soluble blends.
KOH	Potassium hydroxide 50% liquid.
N	The element nitrogen, one of the three main plant nutrients.
NYSE	The New York Stock Exchange.
P	The element phosphorus, one of the three main plant nutrients, which is also used as a raw material in industry.
Phosphate	Phosphate rock that contains the element phosphorus. Its concentration is measured in units of P2O5.
Polyhalite
A mineral marketed by ICL under the brand name Polysulphate™, composed of potash, sulphur, calcium, and magnesium. Used in its natural form as a fully soluble and natural fertilizer, which is also used for organic agriculture and as a raw material for production of fertilizers.

Polymer	A chemical compound containing a long chain of repeating units linked by a chemical bond and created by polymerization.
Potash	Potassium chloride (KCl), used as a plant’s main source of potassium.
P2O5	Phosphorus pentoxide.
P2S5	Phosphorus pentasulfide.
REACH	Registration, Evaluation, Authorization and Restriction of Chemicals, a framework within the European Union.
Red MOP	Natural or artificially reddish color MOP.
Salt	Unless otherwise specified, sodium chloride (NaCl).
Soluble NPK	Soluble fertilizer containing the three basic elements for plant development (nitrogen, phosphorus and potash).

SOP	Potassium of Sulfate or 0-0-50, used as low chloride potassium source.
Standard	Fertilizer having small particles.
Tami	Tami (IMI) Research and Development Institute Ltd., the central research institute of ICL.
TASE	Tel Aviv Stock Exchange, Ltd.
USDA	United States Department of Agriculture.
Urea	A white granular or prill solid fertilizer containing 46% nitrogen.
YTH/YPC	The Chinese partner in the Company’s joint venture YPH in China.
4D	Clean green phosphoric acid, used as a raw material for purification processes.

Item 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3 – KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the consolidated statements of income data for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 and the consolidated statements of financial position as of December 31, 2018, 2017, 2016, 2015 and 2014 from our audited consolidated financial statements which have been prepared in accordance with IFRS, as issued by the IASB for the years ended, December 31, 2018, 2017, 2016, 2015 and 2014. You should read the consolidated financial data set forth below in conjunction with our consolidated audited financial statements and related notes and the information under “Item 5 - Operating and Financial Review and Prospects”, appearing elsewhere in this Annual Report. Our reporting currency is the U.S. dollar. Our historical results are not necessarily indicative of our results to be expected in any future period.

For the Year Ended December 31,
2018	2017	2016	2015	2014
US$ millions, except for the share data

Sales	5,556	5,418	5,363	5,405	6,111
Gross profit	1,854	1,672	1,660	1,803	2,196
Operating income (loss)	1,519	629	(3)	765	758
Income (loss) before income taxes	1,364	505	(117)	668	632
Net income (loss) attributable to the shareholders of the Company	1,240	364	(122)	509	464
Earnings (loss) per share (in dollars) :
Basic earnings (loss) per share	0.97	0.29	(0.10)	0.40	0.37
Diluted earnings (loss) per share	0.97	0.29	(0.10)	0.40	0.37
Weighted average number of ordinary shares outstanding:
Basic (in thousands)	1,277,209	1,276,072	1,273,295	1,271,624	1,270,426
Diluted (in thousands)	1,279,781	1,276,997	1,273,295	1,272,256	1,270,458
Dividends declared per common share (in dollars)	0.18	0.13	0.18	0.28	0.67

As at December 31,
2018	2017	2016	2015	2014
US$ millions

Statements of Financial Position Data:
Total assets	8,776	8,714	8,552	9,077	8,348
Total liabilities	4,861	5,784	5,893	5,889	5,348
Total equity	3,915	2,930	2,659	3,188	3,000

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

Our business, liquidity, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur. As a result, the trading price of our securities could decline, and investors could lose all or part of their investment. This Annual Report also contains forward‑looking statements that involve risks and uncertainties, see “Special Note Regarding Forward‑Looking Statements.” Our actual results could differ materially and adversely from those anticipated, as a result of certain factors, including the risks facing the Company as described below and elsewhere in the Annual Report.

Risks Related to Our Business

Our mining operations are dependent on concessions, licenses and permits granted to us by the respective governments in the countries wherein they are located

Our mining business depends on concessions granted to us by the respective governments in the countries in which we operate. Loss of concessions, as well as material changes to the conditions of these concessions could materially and adversely affect our business, financial condition and results of operations.

We extract potash, phosphate, bromine, magnesium and certain other minerals in Israel, potash and salt in Spain, Polysulphate™, salt, and certain other minerals in the United Kingdom and phosphate in China, pursuant to concessions and permits in those countries.

Israel

In Israel, the concession that was granted by the government to utilize the resources of the Dead Sea (mainly potash, bromine and magnesium) ends on March 31, 2030. In consideration, we pay royalties to the Israeli government. There is no assurance that the concession will be renewed at that time.

In 2015, the Minister of Finance appointed a team to determine the “governmental activities to be conducted towards the end of the concession period”. The public’s comments in this matter were submitted to the team. Based on the interim report and its recommendations published in May 2018, and following a public hearing, on January 21, 2019, the Israeli Ministry of Finance released the final report of the inter-ministry team headed by Mr. Yoel Naveh, former Chief Economist, which includes a series of guidelines and recommendations regarding the actions that the government should take towards the end of the concession period. As at the date of the report, since the report includes guiding principles and a recommendation to establish sub-teams to implement such principles, the Company is unable to assess, at this stage, the concrete implications, manner in which the recommendations would be implemented in practice and on which schedules. In addition, there is no certainty as to how the Government would interpret the Concession Law and the manner in which this process and methodology would ultimately be implemented.

In addition, in 2015, the Minister of Finance appointed a team headed by the (former) Accountant General to evaluate the manner in which, according to the current concession, the replacement value of DSW’s tangible assets would be calculated assuming that these assets would be returned to the government at the end of the concession period. The determination date of the actual calculation is only in 2030. As far as the Company is aware, this work has not yet been completed.

In December 2018, the Company received an opinion from an independent appraiser regarding the fair value of the property, plant and the remaining useful life of the fixed assets of the subsidiaries Dead Sea Works, Dead Sea Bromine and Dead Sea Magnesium in Israel (hereinafter – the Subsidiaries). The Opinion was prepared mainly for the Subsidiaries’ financial statements for 2016 and onward, which serve as a basis for the reports filed pursuant to the provisions of the Taxation of Natural Resources Law. There is no resulting change in the Company's consolidated financial statements.

The Property, Plant and Equipment value provided in the opinion is based on the Replacement Cost methodology which is one of the methods in international accounting standards (IFRS) for the measurement of fixed assets and is estimated at about $6 billion, as at December 31, 2015, and at December 31, 2016.

Though the assets assessed for tax purposes and the assets that may be valuated under the Concession Law are highly correlated, there is no complete identity between them. The Company believes that the applied Replacement Cost Methodology used in the opinion for estimating the fair value coincides with the methodology mentioned in the Concession Law for future valuation of the Property, Plant and Equipment upon termination of the concession period. Nevertheless, there could be other interpretations to the manner of implementation of the Concession Law’s provisions with respect to the valuation methodology, hence, the estimated value with respect to the Concession Law could materially differ from the value provided in the said opinion, even with respect to the same assets and dates. There is no certainty as to the manner of interpretation of the provisions of the Concession Law in this context as will be adopted in a legal proceeding, to the extent such proceeding would occur. It is expected that the value of the Property, Plant and Equipment, at the end of the concession period, will change, even materially, as time passes and as a result of purchase and disposal of assets included in the future valuation.

See “Item 4 - Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations” and “Concessions and Mining Rights”.

Furthermore, we mine phosphate rock from phosphate deposits in the Negev desert in accordance with three concessions from the State of Israel that are valid until the end of 2021. In consideration thereof, we are required to pay royalties to the Israeli government. Our existing phosphate mines in the Negev desert hold limited reserves of phosphate rock designated for phosphoric acid production. The Company is acting for renewal of said concessions, and is the only entity having the appropriate production facilities; however, there can be no certainty that these concessions will be renewed on the same terms or at all following their expiration in 2021, failure to extend the said concessions could materially and adversely affect our business, financial condition and results of operations.

The Company is working to promote the plan for mining phosphates in Barir field (which is located in the southern part of South Zohar field) in the Negev Desert. In 2015, the National Planning and Building Council (hereinafter – the National Council) approved the Policy Document regarding Mining and Quarrying of Industrial Minerals, which included a recommendation to permit phosphate mining in the Barir field. In February 2017, the Committee for Principle Planning Matters, decided to continue advancement of the mining in the South Zohar field. Concurrently, and based on a decision of the National Council, instructions were prepared by the competent authorities with respect to the performance of an environmental survey of the Barir field for purposes of its further advancement. In April 2017, the National Council recommended to the government to approve National Outline Plan (hereinafter – NOP 14B), which includes South Zohar field, and determined that Barir field will be advanced as part of a detailed National Outline Plan, which was approved by the government’s Housing Cabinet in January 2018.

In January 2018, the Minister of Health filed an appeal of the said approval, requiring compliance with the Ministry of Health’s recommendation to conduct a survey regarding the health impact in each site included in NOP 14B. As part of a discussion regarding the appeal, which was held in the Housing Cabinet, it was decided, with the consent of the Ministries of Health, Finance and Energy, to remove the appeal and to approve the NOP 14B. In addition, it was decided to establish a team with representatives of the ministries of Treasury, Health, Transportation, Environmental Protection and Energy, which will present to the Housing Cabinet a report that includes health aspects for NOP 14B. In April 2018, the NOP 14B was formally published.

In July 2018, a petition was submitted to the Israeli Supreme Court of Justice by the municipality of Arad against the National Planning and Building Council, the Ministry of Health, the Ministry of Environmental Protection and Rotem, to revoke the approval of NOP 14B. In January 2019, residents of the Bedouin diaspora in the "Arad Valley" submitted a petition to the High Court of Justice (hereinafter – the Court) against the National Council, the Government of Israel and Rotem, in which the Court was requested to cancel the provisions of NOP 14B and the decision of the National Council from December 5, 2017, regarding to the advancement of a detailed plan for phosphate mining in the South Zohar field. In addition, the Court was requested to issue an interim injunction preventing the implementation of the NOP 14B instructions and the National Council's said decision until a final resolution. On January 22, 2019, the Supreme Court consolidated the hearing of the petition together with the other petition filed against NOP 14B and decided that at this stage there is no basis for granting the interim injunction. On February 5, 2019, the Company filed its response.

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

Spain

A subsidiary in Spain (hereinafter – ICL Iberia) was granted mining rights based on legislation of Spain’s Government from 1973 and the regulations accompanying this legislation. Further to the legislation, as stated, the Government of the Catalonia region published special mining regulations whereby ICL Iberia received individual licenses for each of the 126 different sites that are relevant to the current and possible future mining activities. Some of the licenses are valid up to 2037 and the rest are effective up to 2067. The concession for the "Reserva Catalana", an additional site wherein mining has not yet been commenced, expired in 2012. The Company is acting in cooperation with the Spanish Government to obtain a renewal of the concession. According to the Spanish authorities, the concession period is valid until a final decision is made regarding the renewal. In consideration thereof, ICL pays royalties to the Spanish government. Maintaining the mining activity in Spain requires municipal and environmental licenses. If such licenses are not renewed, this would be expected to affect, possibly in a substantial manner, the mining activity at certain sites in Spain and the Company’s financial results. For additional information respecting issues relating to mining permits in Spain, see Note 20 to our Audited Financial Statements.

United Kingdom

The mining rights of a subsidiary in the United Kingdom (hereinafter – ICL Boulby), are based on approximately 114 mining leases and licenses for extracting various minerals, in addition to numerous easements and rights of way from private owners of land under which ICL Boulby operates, and mining rights under the North Sea granted by the British Crown (Crown Estates), which includes provisions to explore and exploit the resources of the Polysulphate mineral. The said mining rights cover a total area of about 374 square kilometers. As at the date of this report, all the lease periods, licenses, easements and rights of way are effective until 2038.

China

In China, the Company holds a joint venture (“YPH JV”) with Yunnan Phosphate Chemicals Group (“YPC”), a phosphate producer operating in China. YPH JV holds two phosphate mining licenses that were issued in July 2015, by the Division of Land and Resources of the Yunnan district in China. With reference to the Haikou Mine (hereinafter – Haikou), the mining license is valid up to January 2043, whereas regarding the Baitacun Mine (hereinafter – Baitacun), the mining license expired in November 2018. The mining activities at Haikou are carried out in accordance with the above‑mentioned license. Regarding Baitacun, the Company is examining the option to renew the concession, subject to the phosphate reserves soil survey results and achieving the required understanding with the authorities. With respect to the mining rights, the Company pays royalties and a resource tax to the Chinese government. See “Item 4 - Information on the Company— D. Property, Plant and Equipment— Concessions and Mining Rights”.

In addition, our concession agreements and/or licenses include obligations relating to the expiration of the concession and/or licenses at some of the various activity sites, including reclamation and clearing of the sites (restoring the site to its former state). The scope of restoration required is uncertain, as is estimating what actions would need to be executed upon expiration of the concession and/or license period, and the costs involved in such actions.

Our ability to operate and/or expand our production and operating facilities worldwide is dependent on our receipt of, and compliance with, permits issued by governmental authorities. A decision by a government authority to deny any of our permit applications may impair the Company’s business and its operations

Existing permits are subject to challenges with respect to their validity, revocation, modification and non‑renewal, including as a result of environmental events or other unforeseeable occurrences. Any successful challenges with respect to the validity of our permits or the revocation, modification or non‑renewal of our permits could lead to significant costs and materially adversely affect our operations and financial condition. In addition, a failure to comply with the terms of our permits could result in payment of substantial fines and subject us and the Company’s managers to criminal sanctions.

It would be noted in this context that relating to the active gypsum Pond 5 in Rotem Amfert plants in Israel, and the process of obtaining a permit for its operation, in January 2018, an appeal was filed by Adam Teva V’Din - Israeli Association for Environmental Protection (hereinafter - ATD) to the District Planning and Building Appeals Committee of the Southern District (hereinafter – the Appeals Committee) against the Local Council and Rotem, in connection with the decision of the Local Committee from December 2017, to dismiss ATD’s objection to approval of the leniency and issuance of a building permit for Pond 5. In light of the Appeals Committee's dismissal of ATD's said claims, in May 2018 ATD filed an administrative petition against the Appeal Committee requesting the Court to order that: (1) the Appeals Committee's ruling is void, as well as any permit issued by virtue thereof; (2) the “relief” in implementation of the outline plan applying to the region, as provided in the Appeals Committee ruling, constitutes a breach of the provisions of the outline plan applying to the region; and (3) the Local Committee shall act to enforce the law and abstain from further planning procedures and permits until such enforcement actions are taken.

On October 11, 2018, the Court approved a settlement agreement between ATD and the Company, the main points of which are: withdrawing the abovementioned petition, in return for a re-deliberation of the Appeals Committee on its decision regarding the implementation of the relief for obtaining building permits for the operation of Pond 5 and future restoration of Ponds 1-4. On October 24, 2018, the Appeals Committee approved the issuing of the building permits for the operation of Pond 5, until the date of December 31, 2020. In November 2018, the building and use permits for Pond 5 were received. The Company is working with the relevant authorities to obtain all the required permits, for the continued operation of the gypsum ponds beyond 2020, and this is in accordance with the requirements set by law and/or instructions of the Planning and Building Committee.

Our operations and sales are exposed to volatility in the supply and demand, mergers of key producers\customers\suppliers, expansion of production capacity and competition from some of the world’s largest chemical and mining companies

In addition to seasonal and cyclical variations, the Company’s businesses are exposed to fluctuations caused, in part, by factors on the supply side, such as entry into the market of new manufacturers and products, mergers of key players (producers\suppliers), expansion of the production capacity of existing manufacturers, and changes on the demand side, such as mergers or collaborations between key customers. Our competitors include some of the world’s largest chemical and mining companies, some of which are state‑owned or government‑subsidized. The potential production capacity is currently greater than the global demand, which has affected price levels. In light of the fact that some of our products are commodities available from several sources, the primary competitive factor with respect to our products is the price. The prices of our products are influenced by the prices prevailing in the market, while the oversupply as compared to demand constitutes a negative factor in the field of commodity prices such as potash and phosphates, as do low prices in the agricultural sector. Additional competitive factors include product quality, customer service and technical assistance. If we are unable to compete effectively with these companies, our results of operations would almost certainly be significantly and adversely affected.

Moreover, some of our products are marketed through distributors, mainly as pertains to the activity of the Phosphate Solutions segment and Specialty Fertilizers business.

Any replacement of or modification in the composition of our distributors might adversely affect the Company’s competitive ability and cause a decrease in the scope of sales in certain markets, at least in the short term.

Overestimation of mineral and resource reserves could result in lower than expected sales and/or higher than expected costs and may have a material adverse effect on our business, financial condition and results of operations.

We base our estimates of mineral and resource reserves on engineering, economic and geological data that is compiled and analyzed by our engineers and geologists. However, reserves estimates are by nature imprecise and rely to some extent on statistical inferences drawn from available drilling data, which may prove unreliable/inaccurate. There are numerous inherent uncertainties in estimating quantities and qualities of mineral deposits and reserve deposits, as well the quality of the ore, and the costs of mining recoverable reserves and the economic feasibility thereof, including many factors beyond our control. Estimates of economically feasible commercial reserves necessarily rely on a number of factors and assumptions, all of which may vary considerably from the actual results, such as:

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

If these factors and assumptions change, we may need to revise our mineral and resource reserves estimates.

Any revisions to our previous reserve estimates or inaccuracies in our estimates related to our existing mineral and resource reserves could result in lower than expected sales and/or higher than expected costs and may have a material adverse effect on our business, financial condition and results of operations.

In October 2018, the SEC adopted a final rule that will replace SEC Industry Guide 7 with new disclosure requirements that are more closely aligned with current industry and global regulatory practices and standards. We must comply with these new disclosure requirements beginning with our fiscal year ended December 31, 2021, although early voluntary compliance is permitted. As at the date of this report, we have not adopted these new disclosure requirements and have not determined when we will elect to adopt them. When we implement the new methodology in connection with adoption of these disclosure requirements, we will present resource and reserve estimates, and the information presented may differ materially from the reserve estimates to those presented historically and in this Annual Report under the existing SEC rules.

In addition, we do not currently present reserves estimates in Spain (because we continue to evaluate our reserves there) and in the UK (because we don't believe that the polysulphate we are producing there is material).  In the absence of published reserves, we are unable to provide life of mine estimates that determine how long we are able to continue production, and the life of mine may be shorter than you expect.

For additional information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment— Reserves”.

The locations of some of our mines and facilities expose us to various natural disasters

We are exposed to natural disasters, such as flooding and earthquakes which may cause material damage to our business. In Israel, some of our plants are located on the Jordan Rift Valley, or Syro-African Depression, a seismically active area. Furthermore, in recent years sinkholes and underground cavities have been discovered in the area of the Dead Sea, which could cause harm to the Company’s plants. In addition, an “undermining” process has begun in the northern part of the Arava stream, at the end of which there are located, on both banks, evaporation ponds of the Company’s plants at the Dead Sea, this being a reaction to the recession of the Dead Sea water level. There is a risk that this phenomenon would jeopardize the stability of the Company’s dikes and evaporation ponds. In the Sodom area, where many of the Company’s plants in Israel are located, there are occasional flash floods in the streambeds. While we have insurance coverage that covers these types of damage, subject to payment of deductibles, the insurance may not be sufficient to cover all of these damages. In addition, we have underground mines in the United Kingdom and Spain and a mine in China. Water leakages into these mines or other natural disasters might cause disruptions to mining or even loss of the mine. We do not have full property insurance with respect to all our property/assets.

The accumulation of salt at the bottom of Pond 5, the central evaporation pond in our solar evaporation pond system used to extract minerals from the Dead Sea, requires the water level of the pond to be constantly raised in order to maintain the production capacity of extracted minerals

The minerals from the Dead Sea are extracted by way of solar evaporation, whereby salt precipitates onto the bed of one of the evaporation ponds at Sodom (Pond 5), in one of the sites of Dead Sea Works (hereinafter – DSW). The precipitated salt creates a layer on the Pond bed of approximately 20 million tonnes annually. The process of production of the raw material requires that a fixed brine volume is preserved in the Pond. To this end, the solutions level of the Pond is raised each year according to the rate at which the pool floor rises.

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

In 2015 and in 2016, the National Infrastructures Committee and the Israeli Government, respectively, approved National Infrastructures Plan 35A (hereinafter – the Plan), which includes the statutory infrastructure for establishment of the Salt Harvesting Project in Pond 5, and construction of the P-9 pumping station in the northern basin of the Dead Sea. As at the date of the report, the building permits for the Salt Harvesting Project and the P-9 pumping station have been received and the construction work has commenced.

The Company will bear 80% and the Government will bear 20% of the cost of the Salt Harvesting Project, however the Government's share will not exceed NIS 1.4 billion.

In October 2017, DSW signed an agreement for the execution of the first stage of the Salt Harvesting Project, with a contracting company Holland Shallow Seas Dredging Ltd., which includes, among others, the construction of a special dredger that is designed to execute the salt harvesting. The dredger is expected to enter into service towards the end of 2019.

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

Construction of a new pumping station is required due to the receding water level in the northern basin of the Dead Sea

As part of our production process in Israel, we pump water from the Dead Sea through a special pumping station and deliver it to the salt and carnallite ponds. Due to the receding water level in the northern basin of the Dead Sea, the water line is receding from the current pumping station and construction of a new pumping station (hereinafter – the P‑9 Pumping Station) is therefore necessary. We expect that the P-9 pumping station will be able to pump water until the end of the current concession period.

In 2017, DSW signed agreements with several execution and infrastructure companies for construction of the P-9 pumping station. The P-9 Pumping Station is expected to commence its operation during the year 2020.

Failure to construct the new pumping station as aforesaid or a significant delay in the planned timetables could have a material adverse effect on the Company’s business, its financial condition and results of operations.

In addition, as the water level of the northern basin of the Dead Sea recedes, we may be pressured to reduce our usage of minerals from the Dead Sea, which could have a material adverse effect on our business, financial condition and results of operations.

Any malfunction in the transportation systems we use to ship our products could have a material adverse effect on our business, financial condition and results of operations.

Part of our sales turnover is comprised of sales of bulk products characterized by large quantities. Most of this production quantity is shipped through dedicated facilities from two seaports in Israel, one seaport in Spain and another seaport in United Kingdom. It is not possible to ship large quantities in bulk from other facilities in Israel. Any significant disruption with regard to the seaport facilities and/or the array of transportation from the seaports, including due to strikes by port workers, regulatory restrictions and changes in the rights of use of seaport facilities, could delay or prevent exports of our products to our customers, which could materially and adversely affect our business, financial condition and results of operations. In addition, any significant disruption in the array of transportation to the seaports and between various sites, primarily through trains and trucks, might materially and adversely affect the Company’s operations, its financial condition and results of operations.

In addition, the Company transports hazardous materials through the use of specialized transport facilities, such as isotanks for the transportation of bromine. A malfunction in the transportation of hazardous materials in one of our specialized facilities might have an environmental impact and\or cause harm to the welfare of local residents, and, as a result, expose the Company to lawsuits and\or administrative proceedings or fines, and also cause a shutdown of such materials’ transportation systems for a certain period until the cause for such malfunction has been discovered and\or for purposes of preventative maintenance and improvement of the transportation array, and as a result have material adverse effect on the Company’s operations, financial condition and results of operations.

We are exposed to risks associated with our international sales and operations, which could adversely affect our sales to customers in various countries as well as our operations and assets in various countries. Some of these factors may also make it less attractive to distribute cash generated by our operations outside Israel to our shareholders, use cash generated by our operations in one country to fund our operations or repayments of our indebtedness in another country and support other corporate purposes or the distribution of dividends

As a multinational company, we sell in many countries where we do not produce. A considerable portion of our production is designated for export. As a result, we are subject to numerous risks and uncertainties relating to international sales and operations, including:

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

•	The imposition of tariffs, exchange controls, trade barriers, new taxes or tax rates or other restrictions, including the current trade dispute between the US and China.

The occurrence of any of the above in the countries in which we operate or elsewhere could jeopardize or limit our ability to transact business there and could adversely affect our revenue and operating results and the value of our assets.

Some of the above risks might make it economically unattractive to utilize cash generated by our operations in one country to fund our operations or repayments of liabilities in another country, support other corporate purposes and needs or distribute dividends.

Our operations could be adversely affected by price increases or shortages with respect to water, energy and our principal raw materials, as well as by increases in transportation costs

We use water, energy and various raw materials as inputs and we could be affected by higher costs or shortages in these materials, as well as by changes in transportation prices.

Our phosphate facilities use large quantities of water purchased from Mekorot, Israel’s national water company, at prices set by the government. If these prices rise significantly, our costs will rise as well. In our plants in Sodom, we obtain water from an independent system that is not part of the national water system. A shortage of water at the water sources in proximity to the plants or the imposition of additional costs/charges for water usage would force the Company to obtain water from sources located further away and/or at a higher cost.

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

In addition, during the third quarter of 2018, the Company’s new power plant in Sodom became operational. The new power plant is fueled by natural gas.

The current supply of natural gas to our power plant and to our subsidiaries in Israel is dependent on a single supplier and also on a single gas pipeline with limited transmission capacity.

While our plants are prepared for the use of alternative energy sources (fuel oil and/or diesel fuel), an increase in our energy costs, or energy shortages, could materially and adversely affect our business, financial condition and results of operations.

Furthermore, an increase in price or shortage of raw materials, such as ammonia, sulphur, WPA and 4D (which we purchase from third parties) could adversely and materially affect our results of operations financial position, and our business.

We can provide no assurance that we will be able to pass on to our customers increased costs relating to water, energy or other raw materials, such as sulphur, ammonia and white acid that are supplied by third parties. Our inability to pass on such cost increases could adversely affect our margins. In addition, shortages in our principal raw materials may disrupt our production capacity and adversely affect our business performance.

Completion of certain of the Company’s major projects may be dependent on third‑party contractors and/or governmental obligations. Furthermore, termination of engagements with contractors might entail additional costs

In the coming years, the Company plans to complete several key projects, whose completion is very important to the Company’s continued operation and ability to significantly improve its competitive position in some markets. Thus, for example, we are advancing the salt harvest project in Pond 5 in the Dead Sea, the construction of the new pumping station (P-9) in the Dead Sea, the construction of the white acid (WPA) facility in the YPH JV in China, the consolidation of potash mines in Spain including completion of the new mine access tunnel at Suria, and significant environmental investments. The completion of key projects of the Company could also be dependent upon third-party contractors. In Spain, for example, the project incurred several delays and budget expansions that were associated, among others, with the third-party contractor. Situations wherein such contractors encounter financial or operational difficulties or other significant disagreements with the Company could cause a significant delay in the planned timetables for completion of a project and\or material deviations from the project’s budget, may even jeopardize completion of the project altogether, and could adversely and even materially affect the Company’s business, its financial condition and results of operations.

There is a risk that the outcome of this proceeding, or related proceeding, could amount to a significant monetary expense for us and it may have a material adverse effect on our business, our financial condition and results of operations.

The inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants

The inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants due to the inflow of significant amounts of water into the Dead Sea might alter the composition of the Dead Sea water, in a manner that would lower the concentration of sodium chloride (NaCl) in the water, which could adversely affect production at ICL plants. This risk may materialize, among other things, as a result of the construction of a canal connecting the Mediterranean Sea with the Dead Sea, the inflow of water from the Sea of Galilee (Kinneret) to the Dead Sea via the Jordan River, or the construction of a canal from the Red Sea to the Dead Sea.

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

We are exposed to the risk of labor disputes, slowdowns and strikes

From time to time we experience labor disputes, slowdowns and strikes. A significant part of our employees are subject to collective labor agreements, mainly in Israel, China, Germany, United Kingdom, Spain and the Netherlands. Prolonged slowdowns or strikes at any of our plants could disrupt production and cause the non-delivery of products that had already been ordered, and time is needed in order to return to full production capacity at the facilities. Furthermore, due to the mutual dependency between ICL plants, slowdowns or strikes in any ICL plant may affect the production capacity and/or production costs at other ICL plants. Labor disputes, slowdowns or strikes, as well as the renewal of collective labor agreements, may lead to significant costs and loss of profits, which could adversely, and even materially, affect our operating results and our ability to implement future operational changes for efficiency purposes. In the course of labor disputes, the workers union may impose certain sanctions which may include blocking or delaying the transfer of goods through the factory gates; such disputes may escalate into a strike.

Some of our employees have pension and health insurance arrangements that are our responsibility

Some of our employees have pension and health insurance arrangements that are our responsibility. Against some of these liabilities, we have monetary reserves that are invested in financial assets. Changes in life expectancy, changes in the capital market or changes in other parameters by which undertakings to employees and retirees are calculated, as well as statutory amendments could increase our net liability for these arrangements. For information about our employee benefits liabilities and composition of plan assets, see Note 18 to our Audited Financial Statements.

The discontinuation, cancellation or expiration of government programs or tax benefits; entry into force of new or amended legislation or regulations with respect to additional and/or increased fiscal liabilities to be imposed on us; or imposition of new taxes or changes to existing tax rates, could all adversely affect our business results

Any of the following may have a material adverse effect on our operating expenses, effective tax rate and overall business results:

•	Some government programs may be discontinued, expire or be cancelled;

•
Governments may initiate new legislation or amend existing legislation in order to impose additional and/or increased fiscal liabilities on our business, such as additional royalties or natural resource taxes, as has occurred in Israel;

•	The applicable tax rates may increase;

•	We may no longer be able to meet the requirements for continuing to qualify for some programs;

•	Such programs and tax benefits may be unavailable at their current levels;

•	Upon the expiration of a particular benefit, we may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit.

•	Changes in trade agreements between countries, such as in the trade agreements between the United States and China.

Changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities, including provisions for the removal of waste and the reclamation of mines, may adversely affect our business results and financial situation

As part of the preparation and composition of our financial statements, we are required to exercise discretion, make use of evaluations and estimates and make assumptions that affect, among other things, the amounts of assets and liabilities, income and expenses. When formulating such estimates, the Company is required to make assumptions concerning circumstances and events that involve uncertainty, even great uncertainty. We exercise our discretion based on our past experience, various facts, external factors and reasonable assumptions according to the circumstances relevant to each estimate. It should be noted that actual results may differ from such estimates and therefore may adversely affect our financial results. For example, regarding the estimation of the projected costs for the closure and restoration of the Sallent site, as part of the restoration solution, the Company is taking action to utilize the salt for production and sale as a product in the De-icing business. In light of changes in market conditions, mainly in the future selling prices of the said product, the Company updated its provision.

The provision is based on a long‑term forecast, covering a period of more than 50 years, along with observed estimates and, accordingly, the final amount that will be required to restore the Sallent site could change, even significantly, from the amount of the present provision. In the Company’s estimation, the provision in its books reflects the best estimate of the expense required to settle this obligation.

Our tax liabilities may be higher than expected.

Our tax expenses and the resulting effective tax rate reflected in our consolidated financial statements may increase over time as a result of changes in corporate income tax rates and other changes in tax laws in the various countries in which we operate. We are subject to taxes in many jurisdictions, and discretion is required in determination of the provisions for our tax liability. Similarly, we are subject to examination by the tax authorities in many different jurisdictions. As part of these examinations, the relevant tax authorities may disagree with the amount of taxable income reported, deriving from our inter‑company agreements and may also dispute our interpretation of the applicable tax legislation. For example, the Law for Taxation of Profits from Natural Resources in Israel (hereinafter – the Law) is a new law that entered into effect with respect to the bromine, phosphate and magnesium minerals in 2016, and with regard to the potash mineral, in 2017. As at the date of the report, no regulations have yet been issued under the Law (except regarding to advanced tax payments regulations published in July 2018), no circulars have been published and no court decisions have been rendered as to the implementation of this Law. The manner of application of the Law, including preparation of the financial statements for each mineral, involves interpretations and assumptions as per a number of significant matters, which require management’s judgment

Based on the law's interpretation, the Company’s position is that the carrying amount of the property, plant and equipment for the purpose of preparation of the Subsidiaries’ financial statements for 2016 and onward, which serve as a basis for the reports filed pursuant to the provisions of the Law,  can be presented on the basis of fair value revaluation, on the date the Law enters into effect. Presenting property, plant and equipment based on fair value revaluation is in accordance with one of the permitted methods in International Financial Reporting Standards (IFRS), which apply to the Company and its Subsidiaries and are accepted accounting principles in Israel. There is no resulting change in the Company's consolidated financial statements.

The tax authority's position could be materially different, even in very significant amounts, as a result of different interpretation regarding implementation of the Law, including matters other than the measurement of the property, plant and equipment. If the above‑mentioned tax position is rejected by the Israel tax authority, meaning measurement of the property, plant and equipment, for this purpose, should have been in accordance with historical values, the result would be an increase in the company's tax liabilities in an aggregate amount of about $100 million for the years 2016-2018.

The Company estimates that it is more likely than not that its position will be accepted. As at the date of the report, the Company believes that the tax provision in its financial statements represents the best estimate of the tax payment expected to be incurred with reference to the Law.

Given the mineral's price environment, its effect on the profitability of the subsidiaries and after deduction of a 14% return on the balance of property, plant and equipment, as stated in the law, as at December 31, 2018, no natural resources tax liability was payable.

In December 2017, the U.S. tax reform was approved through legislation, and became effective on January 1, 2018. The Tax Act is comprehensive and complex and may lead to future interpretations regarding the manner of its implementation, which may impact the Company’s estimations and conclusions. For further details, see Note 17 to our Audited Financial Statements.

The company operates in many countries around the world. Under certain conditions, the tax law in certain countries considers passive activities from controlled foreign companies ("CFC") as taxable income even if not distributed. The conditions include, among other, the ratio between active and passive income and tax rates applied in the foreign countries. Although the Company is acting in accordance with the relevant tax legislation, there is a risk that the tax authorities will require additional tax payment, to the extent that the Company's position regarding meeting the conditions of a Controlled Foreign Companies (CFC) will not be accepted

The base erosion and profit shifting (“BEPS”) project undertaken by the Organization for Economic Cooperation and Development (“OECD”) may have adverse consequences to our tax liabilities. The BEPS project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, when adopted by individual countries, could adversely affect our provision for income taxes. Countries have only recently begun to translate the BEPS recommendations into specific national tax laws, and it remains difficult to predict the magnitude of the effect of such new rules on our financial results.

We have expanded our business through mergers and acquisitions or organizational restructuring and various initiatives designed to increase production capacity and reduce costs of our existing operations. This could result in a diversion of resources and significant expenses, a disruption of our existing business operations and an adverse effect on our financial condition and results of operations

Negotiation processes with respect to potential acquisitions or joint ventures, as well as the integration of acquired or jointly developed businesses, require management to invest time and resources, in addition to significant financial investments, and we may not be able to realize or benefit from the potential involved in such opportunities. There is no guarantee that businesses that have been or will be acquired or joint ventures will be successfully integrated with our current products and operations, and we may not realize the anticipated benefits of such acquisitions or joint ventures and even incur losses as a result thereof.

Future acquisitions could lead to:

•	Substantial cash expenditures;

•	Dilution due to issuances of equity securities;

•	The incurrence of debt and contingent liabilities, including liabilities for environmental damage caused by acquired businesses before we acquired them;

•	A decrease in our profit margins;

•	Impairment of intangible assets and goodwill; and

•	Increased governmental oversight over the Company’s activity in certain areas.

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

In addition, we are employing a number of initiatives to improve our existing operations, including initiatives to increase production in Spain and Israel and reduce operating costs at our facilities. In ICL Iberia in Spain we are consolidating all our facilities into a single site which includes a mine and a processing plant, which would reduce costs per ton and allow for the elimination of additional bottlenecks and further expansion. In ICL Boulby we have made a transition from the production of potash to the production of Polysulphate™ and have expanded the mining area in order to provide more resources. In YPH JV in China we are expanding the JV’s activities in the field of specialty phosphate solution, among other things through the construction of a white acid (WPA) facility. These initiatives may involve very high costs and/or take longer than we anticipate and may not be realized and\or ultimately achieve their goals. If these initiatives will not succeed, our financial situation and results of business and operations, as well as competitive position, could be materially and adversely affected.

In addition, as part of our plan to create available sources for funding further investments, as well as decrease our current leverage level, we are considering, among other things, various opportunities for divesting of subsidiaries and/or assets having low synergies with our minerals chain and/or portfolio. Accordingly, in 2018 the Company completed the sale of its fire safety, oil additives and Rovita businesses. These divestments, at least in the short-term, cause a decrease in the scope of our business activities and there is no certainty that we will be able to decrease by an identical proportion the fixed costs required in order to manage our business activities, which would adversely the results of our ongoing operations.

See “Item 4 - Information on the Company— B. Business Overview— Our Strategy”.

As a multinational company, our sales may be adversely affected by currency fluctuations and restrictions, as well as by credit risks

Our global activities expose us to the impact of currency exchange rate fluctuations. Our financial statements are prepared in U.S. dollars. Our sales are made in a variety of currencies, primarily in U.S. dollars and euros. As a result, we are currently subject to significant foreign currency risks and may face greater risks as we enter new markets. We may also be exposed to credit risks in some of these markets. The imposition of price controls and restrictions on the conversion of foreign currencies could also have a material adverse effect on our financial results. Part of our operating costs are incurred in currencies other than U.S. dollars, particularly in euros, ILS, GBP, BRL and RMB. As a result, fluctuations in exchange rates between the currencies in which such costs are incurred and the U.S. dollar may have a material adverse effect on the results of our operations, the value of the balance sheet items measured in foreign currencies and our financial condition.

We use derivative financial instruments and "hedging" measures to manage some of our net exposure to currency exchange rate fluctuations in the major foreign currencies in which we operate. However, not all of our potential exposure is covered, and certain elements of the Company’s financial statements, such as operating profit and equity, are not fully protected against foreign currency exposures. Therefore, our exposure to exchange rate fluctuations could have a material adverse effect on our financial results.

See “Item 11 - Quantitative and Qualitative Disclosures about Market Risk— Exchange Rate Risk”.

Because some of the Company’s liabilities bear interest at variable rates, we are exposed to the risk of interest rate increases, including in connection with the end of LIBOR rate calculations in 2021

A portion of our liabilities bear interest at variable rates and therefore, we are exposed to the risk stemming from an increase in interest rates, which would increase our financing expenses and adversely affect our results. Such increase in interest rates may also occur as a result of downgrade in our rating.

Further, a portion of ICL's loans bear variable interest rates based on the short‑term London interbank offered rate for deposits of US dollars (LIBOR) rate for a period of one to twelve months, plus a margin as defined in each loan agreement. LIBOR tends to fluctuate based on general interest rates, rates set by the Federal Reserve and other central banks, the supply of and demand for credit in the London interbank market and general economic conditions. On July 27, 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, is considering replacing U.S. dollar LIBOR with a newly created index, calculated with a broad set of short-term repurchase agreements backed by treasury securities. It is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the US or elsewhere. To the extent these interest rates increase, our interest expense will increase, in which event we may have difficulties making interest payments and funding our other fixed costs, and our available cash flow for general corporate requirements may be adversely affected. See “Item 11 - Quantitative and Qualitative Disclosures about Market Risk— Interest Rate Risk”.

We are exposed to material fines, penalties and other sanctions and other adverse consequences arising out of FCPA investigations and related matters

We are required to comply with the U.S. Foreign Corrupt Practices Act (the "FCPA"), the UK Bribery Act and similar anti-corruption laws in other jurisdictions around the world, in the countries where we operate. We operate and sell in countries that may be considered to be of high risk in this regard. Compliance with these laws has been subject to increasing focus and activity by regulatory authorities in recent years. Actions by our employees, as well as third party intermediaries acting on our behalf, in violation of such laws, whether carried out in the United States or elsewhere in connection with the conduct of our business could expose us to liability for violations of the FCPA or other anti-corruption laws and accordingly may have a material adverse effect on our reputation and our business, financial condition and results of operations.

Significant disruptions in our information technology systems or breaches of our information security systems could adversely affect our business

Our information technology systems are critical to the operation of our business and essential to our ability to successfully perform day-to-day operations. An intrusion, interruption, destruction or breakdown of our information technology systems and/or infrastructure by authorized or unauthorized persons could adversely affect our business and operations and in some cases even lead to environmental damage. In addition, a significant disruption to our computerized systems could cause harm of damage to the civilian population located in the vicinity of our production facilities. Moreover, we could experience business interruption, information or money theft and/or reputational damage as a result of cyber-attacks, which may compromise our systems, lead to data leakage and to disruption of sensitive production facilities and/or the security thereof, whether internally or at our third-party providers. Our systems have been, and are expected to continue to be, the target of malware and other cyber-attacks. In spite of our investment in measures to reduce these risks, we cannot guarantee that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data. In addition, as we become more dependent on information technologies to conduct our operations, and as the number and sophistication of cyber-attacks increase, the risks associated with cyber security increase. These risks apply both to us, and to third parties on whose systems we rely for the conduct of our business. Cyber threats are persistent and constantly evolving. Such threats have increased in frequency, scope and potential impact in recent years, which increase the difficulty of detecting and successfully defending against them. As cyber threats continue to evolve, we may be required to incur additional expenses in order to enhance our protective measures or to remediate any information security vulnerability. Cyber-attacks and other intrusion, interruption, destruction or breakdown of our information technology systems and/or infrastructure also could require significant management attention and resources, negatively impact our reputation among our customers, business partners and the public, any of which could have a material adverse effect on our business, financial condition and results of operations.

Failure to retain and\or recruit key personnel, or to attract additional executive and managerial talent, could adversely affect our business

Given our increasing size, complexity and the global reach of our businesses, each of which could constitute a significant stand-alone company, we greatly rely upon our ability to recruit and retain highly qualified and skilled management and other employees. Much of our competitive advantage is based on the expertise, experience and know-how of our key management personnel. Any loss of service of key members of our organization, or any diminution in our ability to continue to attract high-quality employees may delay or prevent the achievement of major business objectives and may have a material adverse effect on our business, financial condition and results of operations.

We may not succeed in reducing our operating expenses within the framework of various efficiency programs implemented by the Company in its various sites

In order to cope with the challenging business environment prevailing in recent years and the increasing level of competition, we constantly review our total expenses and cost structure, and accordingly implement, from time to time, various efficiency programs designed to reduce costs. Such programs are subject to risks and uncertainties, and actual results may materially differ from those planned or expected and might adversely affect our operations as well as our ability to realize other aspects of our strategy. For example, in ICL Iberia in Spain we are consolidating all our sites into a single mine with a single processing plant, which is expected to lead to decreased cost per tonne and create the possibility of removing other bottlenecks and further expansion. The plan involves significant capital investments, as well as manpower reduction. The plan is subject to risks and uncertainties, and actual results may materially differ from those planned or expected and could adversely affect our operations.

In recent years, the Company’s leverage degree has changed significantly and we frequently engage in refinancing activities, and we therefore rely on access to the capital markets

The level at which the Company is leveraged could affect our ability to obtain additional financing for acquisitions, refinancing of existing debt, working capital or other purposes, could adversely affect our credit rating, and could make us more vulnerable to industry downturns and competitive pressures, as well as to interest rate and other refinancing risks. In addition, capital markets have been more volatile in recent years. Such volatility may adversely affect our ability to obtain financing on favorable terms at times in which we need to access the capital markets. Our ability to refinance existing debt and meet our debt service obligations will be dependent upon our future performance and access to capital markets, which will be subject to financial, business and other factors affecting our operations (including our long-term credit ratings), many of which are beyond our control. Our credit rating may be downgraded, among other things, due our future performance, the degree to which we are leveraged and deterioration of the business environment.

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

Risks Related to Our Industry

Sales of our fertilizer products are subject to the situation in the agricultural industry

Most of our fertilizer products are sold to producers of agricultural produce. Fertilizer sales may be adversely affected as a result of a decline in agricultural produce prices or the availability of credit, or other events that cause farmers to plant less and consequently reduce their use of fertilizers. For example, periods of high demand, increasing profits and high capacity utilization tend to lead to new investment in crops and increased production. This growth increases supply until the market is over‑saturated, leading to declining prices and declining capacity utilization until the cycle repeats. As a result, the prices and quantities of fertilizer products sold have been volatile. As potash and phosphate prices and quantities sold have a very significant influence on our business results, low prices and/or low quantities could cause our results of operations to fluctuate and, potentially, materially deteriorate.

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

In addition, government policies, and specifically, subsidy levels, may affect the amount of agricultural crops and, as a result, sales of our fertilizer products. Generally, reductions in agricultural subsidies to the farmer or increases in subsidies to local fertilizer manufacturers in countries where we sell our products have an adverse effect on our fertilizer business. In addition, the ongoing trade dispute between the United States and China may also affect the sales of some of the Company’s products through continued imposition of existing tariffs or increased tariffs or other trade barriers that may negatively affect our sales directly and\or indirectly by affecting our customers’ business and operations, which could materially and adversely affect our business, financial condition and results of operations.

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

Sales of our Industrial Products and Phosphate Solutions segments’ products are affected by various factors that are not within our control, including developments in the end markets of industrial materials and food, legislative changes, recession or economic slowdown and changes in currency exchange rates

The sales of oil drilling products depend on the extent of operations in the oil drilling market, mainly in deep-sea drilling, which in turn is dependent on oil prices, and on the decisions of oil companies regarding rates of production and areas of production of oil and gas.

Sales of our Industrial Products and Phosphate Solutions segments’ products are also affected by global economic conditions in the markets in which we operate. For example, our sales may be affected by the slow economic recovery or any reversal thereof in Europe. In addition, we have significant manufacturing operations in Europe and a large portion of our European sales are in euros, while some of our competitors are manufacturers located outside Europe whose operational currency is the U.S. dollar. As a result, a strengthening of the euro exchange rate against the U.S. dollar increases the competitive advantage of these competitors.

The operation of the Phosphate Solutions segment in the food industry is affected by legal provisions and licensing regulations relating to health. This area is characterized by stringent regulatory requirements that are updated from time to time by enforcement agencies. Adjustments of our operations to the changes in regulation, including the technological complexity and feasibility of such adjustments, may adversely affect the sales of our products, incidental to any specific prohibitions and/or adjustments required in order to meet regulatory requirements.

In addition, the ongoing trade dispute between the United States and China may also affect the sales of some of our products through continued imposition of the existing tariffs or increased tariffs or other trade barriers that may negatively affect our sales directly and\or indirectly by affecting our customers’ business and operations, which could materially and adversely affect our business, financial condition and results of operations.

Our magnesium sales in the Unites States are under investigation by the International Trade Administration of the U.S. Department of Commerce and the U.S. International Trade Commission

In October 2018, a petition was filed to the International Trade Administration of the U.S. Department of Commerce and the U.S. International Trade Commission by a US Magnesium company (hereinafter - US Magnesium), to impose antidumping and countervailing duties on imports of magnesium from Israel. US Magnesium claims that imports of magnesium produced in Israel by Dead Sea Magnesium Ltd. are being subsidized and sold at less than fair value in the U.S. market. The US Department of Commerce is expected to issue its preliminary determination with respect to subsidies on May 2, 2019. If these petitions proceed and are successful, these petitions could result in the imposition of tariffs on future imports of our magnesium sales in the United States.

A decision by U.S. authorities to impose antidumping and countervailing duties on the Company’s magnesium activities in the U.S. and the Company's inability to sell its magnesium on other markets could adversely and materially affect our magnesium business.

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

The decision by British voters to exit the European Union may materially and adversely affect our business.

Currently, the UK is scheduled to leave the European Union effective March 29, 2019, but the relationship between the UK and the European Union following a UK departure has not been determined yet. As a result, the impact of Brexit is not yet known and depends on any agreements the UK and European Union may make to retain access to each other's markets, either during a transition period or more permanently. In the absence of a future trade deal, the UK’s trade with the European Union and the rest of the world would be subject to tariffs and duties set by the World Trade Organization. Additionally, the movement of goods between the UK and the remaining member states of the European Union will be subject to additional inspections and documentation checks, leading to possible delays at ports of entry and departure. These changes to the trading relationship between the U.K and European Union would likely result in increased cost of goods imported into and exported from the UK and may decrease the profitability of our UK and other operations. In 2018, 7% of our revenues were generated from our UK operations and 35% of our revenues were generated from our European operations.

In addition, Brexit could lead to legal uncertainly and potentially divergent national laws and regulations, including with respect to data privacy. It is unclear what financial, trade, legal and employment implications the withdraw of the UK from the European Union would have and how the withdrawal would affect us. Adverse consequences such as reduced consumer spending, deterioration in economic conditions, volatility in exchange rates, and prohibitive laws and regulations could materially and adversely affect our business, financial situation and results of operation.

As a chemical industry company, we are inherently, and by the nature of our activity, exposed to hazards relating to materials, processes, production and mining.

Although we take precautions to enhance the safety of our operations and minimize the risk of disruptions, we are subject to hazards inherent in chemical manufacturing and the related storage and transportation of raw materials, products and waste. These hazards include explosions, fires, mechanical failures, remediation complications, chemical spills and discharges or releases of toxic or hazardous substances. These and other hazards are also inherent in our mining operations, particularly underground mining. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage and may result in suspension of operation and the imposition of civil or criminal penalties. For example, in connection with the 2017 event of the partial collapse of the dyke in Pond 3, which is used for accumulation of phosphogypsum water that is created as part of the production processes in Rotem plants in Israel, the Company is taking action to rectify environmental impacts caused to the Ashalim Stream and its surrounding area, to the extent required. The Company’s actions are being carried out in full coordination and close cooperation with the Israeli environmental authorities. The Company is committed to the matter of environmental protection, and for years has worked closely with the Israeli environmental protection authorities to maintain the Negev’s natural reserves in the area of its facilities. As at the date of this report, the event is being investigated by the Ministry of Environmental Protection and the Nature and Natural Parks Authority.

In addition, in October 2018, an application for certification of a class action was filed with the Beer Sheva Magistrate Court against Dead Sea Works Ltd. and Dead Sea Bromine Company Ltd., with respect to a bromine leak that occurred in June 2018, within the premises of Dead Sea Works. According to the plaintiff, the alleged air pollution caused an environmental hazard and a health risk to passersby and to those present in the vicinity of the plant, as well as in the settlements Neot Hakikar and Ein Tamar, and the blocking of Route 90. According to the statement of claim, the Court is requested to award compensation for the alleged damages, in the total amount of about NIS 1.5 million (about $0.4 million). In December 2018, the parties signed a settlement agreement at immaterial amounts to conclude the application proceeding for certification of a class action. The agreement is subject to the Court's approval.

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

For additional information, see “Item 4 - Information on the Company— B. Business Overview— Regulatory and Environmental, Health and Safety Matters” and Note 20 to our Audited Financial Statements.

As an industrial chemicals company, we are exposed to various legislative and licensing restrictions in the areas of environmental protection and safety. Related compliance costs and liabilities may adversely affect the results of our operations

As a chemical industry company, we are significantly affected by the legal provisions and licensing regime in the areas of environmental protection and safety. Recent years have been characterized by a substantial increase in the stringency and enforcement of legal provisions and regulatory requirements in these areas; the cost of adjustment to and compliance with such regulatory changes, including the technological complexity of such adjustment, as well as compliance with standardization, have all shown a significant upward trend.

Legislative changes around the world may prohibit or restrict use of our products, due to environmental protection, health or safety considerations. Standards adopted in the future may affect us and change our methods of operation. Furthermore, some of our licenses, including business licenses and mining licenses, are for fixed periods and must be renewed from time to time. Renewal of such permits is not certain and may be made contingent on additional conditions and significant costs. For example, in order to comply with the emission permits received in connection with some of our operations in Israel, we are required to make significant capital investment over the next few years. See “Item 4 - Information on the Company— B. Business Overview— Regulatory and Environmental, Health and Safety Matters” and “D. Property, Plant and Equipment— Other Leases, Licenses and Permits”.

Due to the nature of our Company, we are exposed to administrative and legal proceedings, both civil and criminal, including as a result of alleged environmental contamination caused by certain of our facilities

From time to time we are exposed to administrative and legal proceedings, both civil and criminal, including as a result of alleged environmental contamination caused by certain of our facilities. It should be noted, in that regard, that the Company may be exposed to criminal proceedings, fines and significant impairment of the operation of our facilities as a result of failing to meet the requirements of our emissions permits including the provisions of the Clean Air Law, and particularly, regarding the scope of current and future requirements as prescribed by the Ministry of Environmental Protection respecting the implementation of the Law’s provisions at the Company’s plants in Rotem, Israel, as well as compliance with the timeframes for implementation of such requirements. In addition, from time to time examinations and investigations are conducted by enforcement authorities.

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

In addition, over the past several years, there has been an upward trend in the filing of claims together with a request for their certification as class and derivative actions. Due to the nature of such actions, these claims may be for very high amounts and the costs of defending against such actions may be substantial, even if the claims are without merit from the outset. In addition, our insurance policies include coverage limitations, are restricted to certain causes of action and may not cover claims relating to certain types of damages, such as intangible damages, etc.

For information respecting legal proceedings and actions, see Note 20 to our Audited Financial Statements and “Item 8 - Financial Information— A. Consolidated Statements and Other Financial Information— Legal Proceedings”.

We are exposed to the risk of third‑party and product liability claims

We are also exposed to risk of liability related to damage caused to third parties by our operations or by our products. For example, we are subject to claims alleging liability for the impacts from the rising water level at one of our evaporation ponds at the Dead Sea. See Note 20 to our Audited Financial Statements. We have third‑party liability insurance for damages caused by our operations and for product liability. However, there is no certainty that this insurance will fully cover all damage for such liability. Moreover, sale of defective products by us might lead to a recall of products by us or by our customers who had used our products. In addition, the sale of defective products, as well as damage caused to third parties by our activities or our products may harm our public image and reputation and, as a result, materially and adversely affect our business, financial situation and results of operation.

Product recalls or other liability claims as a result of food safety and food-borne illness concerns could materially and adversely affect us.

We develop and produce functional food ingredients and phosphate additives for the food industry. Selling ingredients and additives that will be used in products sold for human consumption involves inherent legal and other risks, including product contamination, spoilage, product tampering, allergens, or other adulteration. We could decide to, or be required to, recall products due to suspected or confirmed product contamination, adulteration, misbranding, tampering, or other deficiencies. Product recalls or market withdrawals could result in significant losses due to their costs, the destruction of product inventory, and lost sales due to the unavailability of the product for a period of time.

Because food safety issues could be experienced at the source or by food suppliers or distributors, food safety could, in part, be out of our control. Regardless of the source or cause, any report of food-borne illness or other food safety issues such as food tampering or contamination of products that contain our ingredients or additives could adversely impact our reputation, hindering our ability to renew contracts on favorable terms or to obtain new business, and have a negative impact on our sales. Even instances of food-borne illness, food tampering or contamination of products that do not contain our ingredients or additives could result in negative publicity and could negatively impact our sales.

We may also suffer losses if our products or operations violate applicable laws or regulations, or if our products cause injury, illness, or death. A significant product liability or other legal judgment or a related regulatory enforcement action against us, or a significant product recall, may materially and adversely affect our reputation and profitability. Awards of damages, settlement amounts and fees and expenses resulting from such claims and the public relations implications of any such claims could have an adverse effect on our business. The availability and price of insurance to cover claims for damages are subject to market forces that we do not control, and such insurance may not cover all the costs of such claims and would not cover damage to our reputation. Moreover, even if a product liability or fraud claim is unsuccessful, has no merit, or is not pursued, the negative publicity surrounding assertions against our products or processes could materially and adversely affect our business, financial condition and results of operations.

Our insurance policies may not be sufficient to cover all actual losses that we may incur in the future

We maintain, among others, property, environmental, business interruption, casualty and malpractice insurance policies. However, we are not fully insured against all potential hazards and risks incidental to our business, including to damages which may be caused to us by the negligence of our employees. We are subject to various self‑retentions and deductibles under these insurance policies. As a result of market conditions, our loss experience and other factors, our premiums, self‑retentions and deductibles for insurance policies can increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. In addition, significantly increased costs could lead us to decide to reduce, or possibly eliminate, coverage. As a result, a disruption of the operations at one of our key facilities or a significant casualty could have a material adverse effect on our financial condition and results of operations. Furthermore, our insurance may not fully cover our expenses related to claims and lawsuits that may be filed against us, or expenses related to legislation that is being promoted and enacted with adverse effect on us. In addition, it is possible that there are risks that we did not identify and are thus not covered by the insurance policies acquired by the Company.

Risks Related to the Company’s Operations in Israel and/or to the Company being an Israeli company

Due to our location in Israel and/or being an Israeli company, our operations may be exposed to war or acts of terror. In addition, we are exposed to risks of terrorist acts, war and governmental instability in the regions outside Israel where we operate

War, acts of terror and\or governmental instability in the regions where we operate are likely to negatively impact us. This impact may manifest itself in production delays, distribution delays, loss of property, injury to employees, and increased insurance premiums. In addition, our plants may be targets for terrorist acts due to the chemicals they store. We do not have property insurance against war or acts of terror, other than compensation from the State of Israel pursuant to Israeli law, which covers only physical property damage, without accounting for reinstatement values.

It is noted that since the construction of our initial facilities in the 1950s, we have never experienced material business interruptions as a result of war or acts of terror, but we can provide no assurance that we will not be subject to any such interruptions in the future.

Our computer and communications networks, and production technologies constitute a basic platform for operational continuity and are also potential targets for acts of terror. Potential cyber threats can cause damage to systems and plants, data loss, software vulnerability and external and internal access to sensitive and confidential information. We have implemented a plan for safeguarding and backing up the information systems. The activities include: separation of our information networks from the computerized process systems, physical protection of the computer rooms and terminals and training of employees. However, there is no assurance that the Company will successfully accomplish its goals.

We conduct operations in Israel and therefore our business, financial condition and results of operations may be materially and adversely affected by political, economic and military instability in Israel and its region

Our headquarters, some of our operations, and some of our mining facilities are located in Israel and many of our key employees, directors and officers are residents of Israel. Accordingly, political, economic and security conditions in Israel and the surrounding region may directly affect our business. Since the establishment of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could materially and adversely affect our business, financial condition and results of operations and could also make it more difficult for us to raise capital. Recent political uprisings, social unrest and violence in various countries in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria, are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries and has raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.

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

Our operations may be disrupted as a result of the obligation of Israeli citizens to perform military reserve service

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

It may be difficult to enforce a U.S. judgment against us and our directors and officers, in Israel or the United States, or to serve process on our directors and officers

We are incorporated under Israeli law. Many of our directors and executive officers reside outside the United States, and most of our assets are located outside the United States. Therefore, a judgment obtained in the United States against us or many of our directors and executive officers, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for an investor to effect service of process on these persons in the United States or to assert claims under the U.S. securities laws in original actions instituted in Israel.

The rights and responsibilities as a shareholder are governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies

We are incorporated under Israeli law. The rights and responsibilities of the holders of our ordinary shares are governed by our Articles of Association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions.

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

In recent years we have seen a significant rise in the filing of class actions and derivative actions against the Company, its executives and Board members

In recent years we have seen a significant rise in the filing of class actions and derivative actions in Israel against companies, executives and Board members. While the vast majority of such claims are dismissed, companies like us are forced to increasingly invest resources, including monetary expenses and investment of management attention due to these claims. This state of affairs could adversely affect the willingness of our executives and Board members to make decisions which could have benefitted our business operations. Such legal actions could also be taken with respect to the validity or reasonableness of the decisions of our Board of Directors.

Risks Related to Our Ordinary Shares

We have one key shareholder who is our controlling shareholder. This controlling shareholder may influence the making of decisions with which other shareholders may disagree

As at December 31, 2018, the Israel Corporation Ltd. (“Israel Corp.”) holds the controlling interest in the Company.

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

The existence of a Special State Share gives the State of Israel veto power over transfers of certain assets and shares above certain thresholds, and may have an anti‑takeover effect

The State of Israel holds a Special State Share in our Company and in some of our Israeli subsidiaries. The Special State Share entitles the State of Israel, among other things, to restrict the transfer of certain assets and some acquisitions of shares by any person that would become a holder of specified amounts of our share capital. Because the Special State Share restricts the ability of a shareholder to gain control of our Company, the existence of the Special State Share may have an anti‑takeover effect and therefore depress the price of our ordinary shares. Furthermore, the existence of the Special State Share may prevent us from realizing and developing business opportunities that we may come across. To the best of the Company’s knowledge, an inter-ministry team has recently been established, headed by the Ministry of Finance, tasked with arranging the issue of authority and oversight relating to special state shares, interest decrees and reduction of the regulatory burden. As at the date of this report, the Company is unable to estimate what implications this process would have on the Company, if any, but it is possible that the introduction of an additional array of regulatory provisions, coupled with strict enforcement, may increase the uncertainty in the management of Company operations relating to natural resources in Israel and may have a material adverse effect on our business, our financial condition and results of operations.

The market price of our ordinary shares is subject to fluctuation, which could result in substantial losses for our investors

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

If equity research analysts issue unfavorable commentary or cease publishing reports about our ordinary shares, the price of our ordinary shares could decline

The trading market for our ordinary shares relies in part on the research and reports that equity research analysts publish about us and our business. The price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

You may be diluted by the future issuance of additional ordinary shares, among other reasons, for purposes of carrying out future acquisitions, financing needs, and also as a result of our incentive and compensation plans

As at the date of this Annual Report, we have approximately 181 million ILS 1 par value (approximately $48 million) shares authorized but unissued. We may choose to raise substantial equity capital in the future in order: to acquire or invest in businesses, products or technologies and other strategic relationships and to finance unanticipated working capital requirements in order to respond to competitive pressures. The issuance of any additional ordinary shares in the future, or any securities that are exercisable for or convertible into our ordinary shares, will have a dilutive effect on our shareholders as a consequence of the reduction in the percentage ownership.

Moreover, these securities may have rights, preferences or privileges senior to those of our existing shareholders. For example, as at the date of the report, there are about 18.9 million outstanding options for our ordinary shares that were issued under our incentive and compensation plan. For additional information, see Note 21 to our Audited Financial Statements and “Item 6 - Directors, Senior Management and Employees— E. Share Ownership”. Any ordinary shares that we issue, including under any option plans, would dilute the percentage ownership held by investors.

We may not be able to maintain our dividend payment

The Company's dividend distribution policy, as determined by our Board of Directors on May 2016 with respect to 2016 and 2017, and again in March 2018 with respect to 2018 and 2019, is that the Company’s dividend distribution rate will be up to 50% of the annual adjusted net profit, compared with the prior dividend distribution policy of up to 70% of the net profit. Our Board of Directors will reexamine the dividend policy at the end of the said period. There is no certainty that our Board of Directors will make changes to the updated dividend policy. In addition, dividends will be paid as declared by the Board of Directors and may be discontinued at any time. All decisions regarding dividend distributions are made by the Board of Directors, which takes into account various factors including our profits, investment plans, financial position and additional factors as it deems appropriate. Dividend payments are not guaranteed and our Board of Directors may decide, in its exclusive discretion, at any time and for whatever reason, not to pay dividends, to reduce the rate of dividends paid, to pay a special dividend, to modify the dividend payout policy or to adopt a share buyback program.

Our ordinary shares are traded on different markets which may result in price variations

Our ordinary shares have been traded on the TASE since 1992 and have been listed on the NYSE since September 2014. Trading in our ordinary shares on these markets occurs in different currencies (U.S. dollars on the NYSE and ILS on the TASE) and takes place at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and NYSE requirements, which may result in less protection than is afforded to investors under rules applicable to domestic issuers

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required by the NYSE for domestic issuers. For instance, we have elected to follow home country practices in Israel with respect to, among other things, composition and function of the Audit and Finance Committee and other committees of our Board of Directors and certain general corporate governance matters. In addition, in certain instances we will follow our home country law, instead of NYSE rules applicable to domestic issuers, which require that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control of our Company, certain transactions other than a public offering involving issuances of a 20% or more interest in our Company and certain acquisitions of the stock or assets of another company. Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is afforded to investors under the NYSE rules applicable to domestic issuers.

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

The Company has a history of quarterly fluctuations in the results of its operations due to the seasonal nature of some of its products and its dependence on the commodities markets. We expect these fluctuations to continue. Fluctuations in the results of our operations may disappoint investors and result in a decline in our share price

We have experienced, and expect to continue to experience, fluctuations in our quarterly results of operations. Our sales have historically, and less significantly so over the last three years, been stronger in the second and third quarters of each year. This is due to the mix of products we sell in those quarters, as well as the mix of sales in different countries. If, for any reason, our revenues in the second and third quarters are below seasonal norms, we may not be able to recover these sales in subsequent quarters and our annual results of operations may not meet expectations. If this occurs, the market price of our ordinary shares could decline.

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

ICL was established in Israel in 1968 as a government-owned and -operated company in Israel, and operates today as a limited liability company under the laws of Israel. In 1975, the shares of certain companies (including, among others, ICL Dead Sea, the consolidated companies ICL Rotem, the bromine companies and Tami) were transferred to ICL. In 1992, following a decision of the Israeli government to privatize ICL, the State published its tender prospectus, 20% of the Company's shares were sold to the public and its shares were registered for trading on the Tel‑Aviv Stock Exchange. Prior to our public share issuance, a Special State Share in our Company and our main Israeli subsidiaries was issued to the State of Israel (for additional details regarding the terms of the Special State Share, see “Item 10 - Additional Information— B. Memorandum, Articles of Association and Special State Share”). In 1995, the State of Israel sold its controlling interest in the Company (representing approximately 24.9% of our shares) to Israel Corporation Ltd., a public traded Company on the TASE (ILCO), which was controlled at that time by the Eisenberg family. A majority of the ordinary shares held by the state of Israel were sold during the following years. In 2000, the State of Israel ceased to be a stakeholder in terms of holding any of our ordinary shares, but it retained the Special State Share. In 1999, the Ofer Group acquired the Eisenberg family’s shares in Israel Corporation. In September 2014, we listed our shares on the New York Stock Exchange, and they are currently traded in Tel Aviv and in New York.

As of December 31, 2018, Israel Corporation Ltd. holds approximately 45% of our outstanding ordinary shares and approximately 45.87% of the shareholders' voting rights.

The following is a list of significant acquisitions, divestitures and joint ventures over the last several years:

•
In March 2018, the Company completed the sale transaction of the fire safety and oil additives businesses, for a total consideration of $1,010 million, of which $953 million is in cash and $57 million is in the form of a long-term loan to a subsidiary of the buyer.

•	In 2017, the Company completed the sale of its holdings in IDE Technologies Ltd., constituting 50% of IDE’s share capital.

•	In 2016, ICL completed the sale of Clearon (chlorine-based biocide activities in USA).

•
In 2015, ICL, together with YPC, completed the formation of YPH JV. YPH JV’s activities include operation of a phosphate rock mine and other phosphate operations. In January 2016, ICL completed the investment in 15% of the issued and outstanding share capital on a fully diluted basis of YTH (Chinese traded company which holds YPH JV together with ICL).

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

B. BUSINESS OVERVIEW

Company Overview

ICL is a global specialty minerals and chemicals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. ICL extracts raw materials from well-positioned mineral assets and utilizes technology and industrial know-how to add value for customers in key agricultural and industrial markets worldwide. ICL focuses on strengthening leadership positions in all of its core value chains. It also expects to strengthen and diversify its offerings of innovative agro solutions by leveraging its existing capabilities and agronomic know-how, as well as the Israeli technological ecosystem. In August 2018, we commenced working under an aligned organizational structure according to which the Company's operations are divided into four segments: Industrial Products (Bromine), Potash, Phosphate Solutions and Innovative Ag Solutions. Comparative data has been restated to reflect the change in the structure of the reportable segments, as stated above.

Our principal assets include:

•	Access to one of the world’s richest, longest‑life and lowest‑cost sources of potash and bromine (the Dead Sea).

•	Two potash mines and processing facilities in Spain. The Company is in the process of restructuring the operations in Spain from two sites into one site.

•	Bromine compounds processing facilities located in Israel, the Netherlands and China.

•
A unique integrated phosphate value chain, from phosphate rock mines in Israel and in China to our value‑added downstream products in Israel, Europe, the United States, Brazil and China. Our specialty phosphates serve the food industry by providing texture and stability solutions to the meat, poultry, sea food, dairy and bakery markets and many industrial markets such as metal treatment, water treatment, oral care, carbonated drinks, asphalt modification, paints and coatings and more.

•	Polysulphate resources in the United Kingdom.

•
Production of tailor-made, highly-effective specialty fertilizers offering both improved value to the grower and precise nutrition which is essential for plant development, optimization of crop yields and reduced environmental impacts.

•	A focused and highly experienced group of technical experts developing production processes, new applications, formulations and products for our agricultural and industrial markets.

•	An extensive global logistics and distribution network with operations in over 30 countries.

In the year ended December 31, 2018, we generated total sales of $5,556 million, operating income of $1,519 million, adjusted operating income of $753 million, net income attributable to the shareholders of the company of $1,240 million and adjusted net income attributable to the shareholders of the company of $477 million. See "Item 5 – Operating and Financial Review and Prospects – A. Operating Results – Adjustments to reported operating and net income (Non-GAAP financial measures)".

Sales of the Industrial Products segment amounted to $1,296 million and the operating income attributable to the segment amounted to $350 million, sales of the Potash segment amounted to $1,623 million and the operating income attributable to the segment amounted to $393 million, sales of the Phosphate Solutions segment amounted to $2,099 million and the operating income attributable to the segment amounted to $208 million, and sales of the Innovative Ag Solutions segment amounted to $741 million and the operating income attributable to the segment amounted to $57 million.

For a breakdown of sales and a geographic market by segments for each of the last three fiscal years, see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results”.

Our Industries

The majority of our businesses compete in the global fertilizer and specialty chemicals industries.

Fertilizers

Fertilizers serve an important role in global agriculture by providing vital nutrients that help increase both the yield and the quality of crops. Nitrogen, phosphorus and potassium (N, P and K) constitute the three major nutrients required for plant growth. ICL sells phosphorus‑based and potassium‑based products. There are no artificial substitutes for potassium and phosphorous. Although these nutrients are naturally found in soil, they are depleted over time by farming, which could lead to declining crop yields and land productivity. To replenish these nutrients, farmers must apply fertilizers.

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

In the short term, demand for fertilizers is volatile and seasonal, and is affected by factors such as weather in the world’s key agricultural growing regions, fluctuations in planting main crops, agricultural input costs, agricultural product prices and developments in biotechnology. Some of these factors are influenced by subsidies and lines of credit granted to farmers or to producers of agriculture inputs in various countries, and by environmental regulations. In addition, currency exchange rates, legislation and international trade policies have an impact on the supply, demand and level of consumption of fertilizers worldwide. In spite of the volatility that may be caused in the short term as a result of these factors, we believe that the policy of most countries is to ensure an orderly and high‑quality supply of food to the population and to this end, to encourage agricultural production. Therefore, we expect the long‑term growth trend of the fertilizers market to be maintained. Due to the existing entry barriers and the excess of supply over demand, in the long term we expect a reduction in the entry of new players into the market and the expansion of production capacity, until a new breakeven point between the supply and the demand is reached.

Potash helps regulate a plant’s physiological functions and improves plant resilience, providing crops with protection from drought, disease, parasites and cold weather. Unlike phosphate and nitrogen, potash does not require additional chemical conversion to be used as a nutrient fertilizer. Potash is mined either from underground mines or, less frequently, from solutions found in nature, such as the Company’s operations in the Dead Sea. According to estimates of the United States Geological Survey, nine countries account for approximately 94% of the world’s potash natural reserves and according to the Fertecon Potash Outlook December 2018 report, worldwide sales of potash in 2018 were higher than in 2017 due to increased demand, mainly in China and Brazil.

The entry barriers facing new competitors into the potash market are significant, and include a long period of time and an investment of billions of dollars of capital per operation. For example, economically recoverable potash deposits are scarce, typically deep in the earth and geographically concentrated. Nonetheless, several fertilizer companies are in the process of commissioning new potash mines.

Phosphate is essential for the development of the plant’s root, and is required for photosynthesis, seed germination and efficient usage of water. The main raw materials for phosphate fertilizers are phosphate rock and sulphuric acid, as well as ammonia. The principal phosphate fertilizer producing regions have plentiful reserves of high quality phosphate rock that can be mined at a low cost. In 2018, the vast majority of the world’s phosphate rock production was in China, Morocco, the United States and Russia. In the phosphate market, the need for access to competitive sources of multiple raw material feedstocks (phosphate rock, sulphuric acid and ammonia), combined with the complexity of developing an economically feasible downstream value chain, constitute a significant entry barrier with respect to new competitors.

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

FertilizerpluS is ICL's premium fertilizers line, based mainly on polyhalite (marketed by the Company as Polysulphate™) and other products. FertilizerpluS products, which include different compounds of phosphorus, sulphur, potassium, magnesium and calcium, are tailored for various types of soil and wide range of crops, intended to enhance crops, improve yields and increase fertilizer efficiency. FertilizerpluS includes, among others, the following products:

•	Polysulphate™ – polyhalite is a mineral that is exclusively mined by ICL through the Potash segment in an underground mine in the UK and is marketed under the brand name Polysulphate™. Polysulphate™ is used in its natural form as a fully soluble and natural fertilizer, which is also used for organic agriculture and as a raw material for production of fertilizers. Polysulphate™ is composed of sulphur (SO3 48%), potash (K2O 14%), calcium (CaO 17%) and magnesium (MgO 6%), which are essential components for improvement of crops and agricultural products.

•	PotashpluS – a compressed mixture of Polysulphate™ and potash. The product includes potassium, sulphur, calcium and magnesium.

•	PKPlus – a unique combination of phosphate, potash and Polysulphate™.

•	NovaPhos – ensures an effective supply of slow-release phosphorus, calcium, magnesium and micronutrients for crops, specifically tailored for use in acidic soil.

•
NPS – a nitrogen-phosphate fertilizer compounded with sulphur, which provides exceptional effectiveness for the enhancement of a wide range of crops through the combination of these three nutrients in one product.

•	PK+Micronutrients – a tailor-made fertilizer, with precise micronutrient composition for the specific type of crop.

PKPlus, NovaPhos, NPS and PK+Micronutrients are marketed by the Phosphate Solutions segment.

Specialty Chemicals Industries

Specialty phosphates - ICL’s specialty phosphates products are based on ICL's backward integrated value chain, which uses phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), for the production of specialty phosphates products with higher added value, such as pure phosphoric acid and salts for various applications. These products provide ICL with additional value on top of commodity phosphates. One of the major applications for specialty phosphates provides solutions based on specialty phosphate salts and acids for the diversified industrial end markets, such as oral care, cleaning products, paints and coatings, water treatment, asphalt modification, construction and metal treatment. Another major application is for the food industry, as functional food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, poultry, seafood, dairy, beverage and baked goods markets. Demand for specialty phosphates is driven by global economic and population growth and improved living standards, which promote the adoption of more sophisticated food products as well as improved industrial products and production technologies.

Bromine is a member of the halogen family and known for its diverse uses in many industries. Based on a study conducted in 2014 at Vanderbilt University, among 92 naturally occurring chemical elements, bromine falls within a class of 28 chemical elements that are essential for human life. Bromine is used in the production of a range of bromine compounds.

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

Bromine is found naturally in seawater, underground brine deposits and other water reservoirs, such as the Dead Sea. The concentration of bromine varies depending upon its source. The method for extracting bromine depends on the nature of its source and its concentration. The lower the concentration of bromine in the brines, the more difficult and expensive it is to extract. The Dead Sea is the world’s premier source of bromine, with concentration levels significantly higher than in regular seawater, and it accounts for about half of the global supply (together with the production on the Jordanian side of the Dead Sea). The Dead Sea operation is the most competitive supply source of bromine as it has the highest concentration, and as a result, the least amount of water must be extracted and evaporated to produce bromine, which minimizes the energy costs.

The bromine industry is highly concentrated, with three companies accounting for the majority of the worldwide capacity in 2018 (ICL, Albemarle and Lanxess). Lack of access to a low-cost source of supply, such as the Dead Sea, constitutes a significant barrier to entry for aspiring competitors, as well as the requirement for a logistical supply system and specialized transport containers (isotanks). The Company estimates that the majority of the global elemental bromine production is consumed internally by the bromine manufacturers, since there is a very small market for elemental bromine. Development of complex production facilities for downstream products is required in order to increase the global use of elemental bromine.

Magnesium is considered to be the lightest structural metal. One of the main characteristics of magnesium is a higher strength‑to‑weight ratio compared with other metals – mainly steel and aluminum. The magnesium market is characterized by concentration of production, where about 85% of the production is in China.There are a small number of western producers, including US Magnesium in the United States, ICL Magnesium in Israel and RIMA in Brazil.

Markets

ICL is built around three main minerals – potash, phosphate and bromine, which are the main raw materials for most of the downstream products along the integrated value chains that we have developed throughout the years. ICL is organized in four segments: Industrial Products, Potash, Phosphate Solutions and Innovative Ag Solutions (IAS). Three of the four segments represent a specific value chain: The Industrial Products segment includes mainly the bromine value chain (elemental bromine and bromine compounds for various industrial applications) as well as several complementary businesses, mainly phosphorous based compounds (mostly flame retardants) and additional Dead Sea minerals for the pharma, food, oil & gas and de-icing industries. The Potash segment is based on our potash value chain and includes mainly potash fertilizers, as well as polysulphate-based fertilizers for the agriculture market. The segments also includes the magnesium activity. The Phosphate Solutions segment is mostly based on ICL's phosphate value chain. It includes specialty phosphate salts and acids for various industrial applications as well as commodity phosphates, used mostly as fertilizers. In each of the segments ICL benefits from leadership position, whether it is in market share or in cost competitiveness. The fourth segment, IAS, currently includes the specialty fertilizers business but also functions as ICL's innovative arm, focusing on R&D and digital innovation. ICL aims to achieve leadership position in specialty fertilizers through portfolio enhancement and geographic expansion, potentially including bolt-on M&A.

Industrial Markets

ICL’s Industrial Products segment and ICL's specialty phosphates business serve various industrial markets, benefitting from its integrated phosphate and bromine value chains.

Industrial Products

ICL's bromine solutions are embedded in numerous products, making consumer goods safer and industrial production more efficient and sustainable. Demand for the products manufactured by ICL Industrial Products, which mainly include solutions based on bromine and phosphorus, is driven by population growth, increased standards of living, higher environmental awareness and increased focus on cost effective production. These trends drive demand for more environmentally friendly and safer industrial products, as well as efficient and reliable service suppliers. ICL’s products serve a diverse number of industries, such as, construction, electronics, automotive, energy (including renewable energy), water and pharma & nutraceutical. Increased regulation and environmental awareness also drive demand for flame retardants including polymeric and reactive flame retardants, bromine‑based biocides for water treatment, bromine, magnesia and potassium chloride‑based intermediates for the pharmaceutical industry and oil additive solutions. ICL estimates that bromine demand is relatively stable and market growth is linked to global population growth. On the supply side, Chinese supply is in a downward trend due to resource depletion and increased environmental-related regulatory pressure in China. This, together with shortage of economically viable bromine resources globally, result in a tight supply‑demand balance and price increases.

Specialty Phosphates

ICL’s specialty phosphates business is based on ICL's backward integration into phosphate rock and fertilizer grade phosphoric acid which is cleaned to reach purified phosphoric acid (also referred to as food grade or technical grade acid). ICL markets purified acids and also produces phosphate salts based on it. ICL's phosphoric acids and salts serve many industries such as cola beverages, water treatment, cleaning materials, paints and coatings, metal treatment, oral care, construction and more. Phosphate salts used as food additives serve the dairy, bakery, meat, poultry and seafood industries.

In March 2018, the Company completed the sale transaction of the fire safety and oil additives businesses, for a total consideration of $1,010 million, of which $953 million is in cash and $57 million is in the form of a long-term loan to a subsidiary of the buyer.

According to ICL's estimates, the Company has a leading position in specialty phosphates in Europe, North America and Latin America. According to CRU's estimates from September 2018, demand for purified phosphoric acid is expected to grow by a CAGR of 1.5% between 2018 to 2023 while supply is expected to grow by less than 0.5%. According to CRU, demand for water soluble fertilizers, of which purified phosphoric acid is a major raw material, has been growing sharply, driven by rapid growth in fruit & vegetable consumption and changing agricultural production systems. Phosphate salts used in processed meats, cheeses and baking goods, have seen strong consumption growth in developing countries. At the same time, there are several capacity expansions on the horizon, these are likely to be almost entirely offset by expected closures of TPA (thermal phosphoric acid) plants in China.

Consumer demand for different food products has changed dramatically over the last several decades, driven by increased income per capita, demographic shifts and lifestyle changes. Longer working hours, changing family structures, increased awareness of nutrition and health issues and access to a broader variety of food products result in growing demand for more sophisticated, protein-enriched, unprocessed (“clean label”) and non-allergenic (“free from”) food products with longer shelf lives along with improved flavor, texture and appearance. An increasingly longer supply chain and consumer awareness of food waste also drives the demand for longer shelf‑life and food stability. These trends act as long‑term drivers of demand for food additives, such as phosphate derivatives, phosphate and protein containing formulations and hygiene products for the processed meat, bakery, dairy and beverages industries.

Agriculture Markets

ICL's potash, commodity fertilizers, FertilizerpluS and specialty fertilizers businesses serve agriculture markets worldwide. Global fertilizer demand is driven mainly by the supply/demand balance in respect of grains and other agriculture products, which impacts their prices. Supply of agriculture products is influenced by weather, planted areas and input usage, while demand is primarily influenced by population growth and dietary changes in the developing world:

Population and Income Growth per Capita. Historically, growth in fertilizer consumption globally has been closely correlated with growth in the world’s population, which is expected to increase by over 2.0 billion and to reach 9.8 billion by 2050, according to the FAO (Food and Agriculture Organization of the UN). Currently, developed countries use fertilizers more intensively than developing countries and, therefore, produce crops at much higher yields. Economic growth in emerging markets supports food demand and thus fertilizer use. In addition, growth in income per capita in developing markets results in a shift to more protein‑rich diets through higher meat consumption, which requires larger quantities of grain for their growth, thus leading to an increased demand for seeds used in animal feed. According to estimates published by the IMF (International Monetary Fund), GDP per capita in emerging markets and developing economies is expected to grow by 3.3% and 6.5% in 2019 and 2020, respectively.

Declining Arable Land per Capita.  As the world’s population grows, mainly in cities, farmland per capita decreases and more food production is required from each acre of farmland. This, in turn, requires increased yield per planted area. According to the FAO, the amount of arable land per capita is expected to decrease from 0.22 hectares per person to 0.17 hectares per person between 2014 and 2050. Effectively, new arable land is available only in limited quantities, and is concentrated mainly in Brazil. Therefore, the only viable path to increase crop production is through a yield increase in existing farms in developing countries, mainly in China, India, Russia, Africa and Central America, by optimizing the use of fertilizers (especially improving the balance in the use of potash, which is underutilized versus the use of nitrogen fertilizers), together with water availability and better seeds. According to the FAO, world crop production will double between 2007 and 2050. 77% of the growth is expected to be attributed to increase in yields.

Grain Stock‑to‑Use Ratio. As illustrated by the chart below, starting from the year 2000 and until the 2012/3 agriculture season, pressure on food demand and unfavorable weather in the main growing areas resulted in low levels of the grain stock‑to‑use ratio (a metric index of the level of carryover stock). Since then, several years of favorable weather led to a trend of increasing yields, resulting in an increase in the grain stock-to-use ratio. An increase in the grain stock-to-use ratio generally indicates that grain prices may decline (due to higher grain supply) and vice versa. During 2018, corn and wheat prices increased by 8.4% and 19.3%, respectively, while soybean and rice prices decreased by 4.8% and 9.9%, respectively. WASDE report published by the USDA in February 2019 showed a decrease in the expected ratio of the global inventories of grains to annual consumption, to 29.2% at the end of the 2018/19 agriculture year, compared to 31.3% at the 2017/18 agriculture year, and 30.6% in the 2016/17 agriculture year. The decrease in the global stock-to-use ratio is mainly a result of a decrease in the ratio for wheat and corn compared to the previous agricultural year, due to a decrease in wheat production in Australia which is facing a drought and in Argentina due to a smaller crop on the background of an increased consumption and due to higher consumption of corn.

Specialty Agriculture

Specialty Agriculture markets are estimated to be growing at a rate of 5-15% a year, depending on the market segment (IFA, 2017). The decrease in arable land per capita due to population growth and the increasing pursuit of an improved quality of life are leading to a higher consumption of fruits and vegetables, which are considered specialty crops, and support the use of more sophisticated fertilizers that will enable higher yields. Increased environmental awareness is also contributing to the use of specialty fertilizers (since they result in higher nutrient efficiency).

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

New Grower Practices

Grower practices have a substantial impact on the growth of the Specialty Fertilizers market. Fertigation usage is growing since applying fertilizers via fertigation systems is much more efficient when using specialty fertilizers, thus increasing the demand for soluble fertilizers such as Water Soluble NPKs.

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

Our Competitive Strengths

ICL attributes its business strength to the following competitive advantages:

•
Unique portfolio of mineral assets. ICL benefits from access to one of the world’s richest, longest‑life and lowest‑cost resources of potash and bromine. ICL’s access to these resources is based on an exclusive concession from the State of Israel for extraction of minerals from the Dead Sea. ICL also holds licenses to mine potash and salts from underground mines in Spain, with vast resources. ICL is the only global producer of polyhalite, a mineral used as fertilizer and consisting potassium, Sulphur, calcium and magnesium. In addition, ICL has access to phosphate rock in the Negev Desert based on mining licenses from the State of Israel and it holds a license for mining phosphates in China. Access to these assets provides ICL with a consistent, reliable supply of raw materials, allowing for large scale-production and supporting ICL’s integrated value chain of specialty, value added products.

Dead Sea in Israel:  ICL’s potash and bromine production facilities at the Dead Sea enjoy lower production costs compared to mining potash from underground deposits or extracting bromine from less concentrated sources. This is attributed to the high concentration and virtually unlimited supply of minerals in the Dead Sea and to the unique solar evaporation production process which is less energy intensive. Furthermore, the Dead Sea’s hot and dry climate allows ICL to store outdoors very large amounts of potash (exceeding annual production) at a low cost. This advantage enables ICL to operate its potash facilities at full production capacity despite periodic fluctuations in demand, and to react faster in periods of higher demand. In addition, ICL benefits from lower transportation and logistics costs compared to its competitors and faster time to market due to the geographic proximity of its facilities in Israel to seaports and due to Israel’s geographic positioning vis‑à‑vis its main geographical markets (especially the fast‑growing markets of India, China and Brazil). While ICL benefits from these advantages, it incurs infrastructure‑related costs in connection with harvesting salt from Pond 5 at its Dead Sea complex, which is its central evaporation pond, to avoid the need to continue to raise the water level in the pond. In addition, while the supply in the Dead Sea is virtually unlimited, ICL’s access to this supply of potash and bromine pursuant to the concession is subject to the need to construct a new pumping station (P-9). Moreover, the Law for Taxation of Profits from Natural Resources in Israel which entered into effect on January 1, 2016, will impact the Company's net profit if the mineral's price environment will increase to a level that its effect on the profitability of the subsidiaries resulted to a natural resources tax liabilities. See “Item 3 - Key Information— D. Risk Factors— Risks Related to Our Business”.

United Kingdom and Spain mineral assets:  In addition to its operations in Israel, ICL mines potash in Spain and Polysulphate in the United Kingdom (potash production in the United Kingdom halted completely in mid-2018). The geographical proximity to Europe, the primary market of these assets, provides ICL with logistical advantages reflected in lower transportation costs, faster time-to‑market and higher net-back prices. In Spain, ICL is progressing with its project to consolidate the two existing mines and processing facilities into one complex which operates a ramp instead of a shaft, thus aiming to increase the mine’s capacity and contributing to lower costs. The project also consists of expanding the above-mentioned processing facility’s capacity, logistics adjustments and improvements and construction of a new terminal in the Port of Barcelona. In the UK, the Company is ramping up the production of Polysulphate, a unique mineral containing four nutrients (potassium, sulphur, calcium and magnesium) which can be used as a natural fertilizer and provides a very cost effective solution, as its production does not require chemical processing.

Integrated phosphate value chain: ICL’s access to phosphate rock in the Negev Desert and in China is the foundation for the Company's sizeable downstream, fully backward integrated specialty phosphate business. ICL mines and processes phosphate rock from three open‑pit mines in the Negev Desert under mining licenses from the State of Israel and from an open-pit mine in Haikou (China), using conventional methods, under a phosphate mining license that was issued in July 2015 by the Division of Land and Resources of the Yunnan district in China. About 90% of the phosphate rock produced is used internally to manufacture phosphate fertilizers, fertilizer-grade and pure phosphoric acid, with the balance being sold to third parties. ICL’s phosphate assets are the base for its vast and diversified specialty phosphates product portfolio used in industrial applications as well as food additives and specialty fertilizers, adding additional value to the commodity business while reducing ICL’s exposure to the volatility in the commodity markets. See “Item 3 - Key Information— D. Risk Factors— Our mining operations are dependent on concessions, licenses and permits granted to us by the respective governments in the countries wherein they are located”.

•
Diversification into higher value‑added specialty products leveraging ICL’s integrated business model. ICL’s integrated production processes are based on a synergistic value chain that allows it to both efficiently convert raw materials into value‑added downstream products and to utilize the by‑products. For example, in phosphates, ICL utilizes its backward integration to produce specialty phosphates used in the food industry and for industrial applications. These businesses benefit from higher growth rates, higher margins and lower volatility compared to commodity phosphates. In addition, as a by‑product of the potash production at the Dead Sea, ICL generates brines with the highest bromine concentration globally. ICL’s bromine‑based products serve various industries such as the electronics, construction, oil and gas and automotive industries.

•
Leading positions in markets with high entry barriers.  ICL obtains leadership positions in many of the key markets in which it operates. It is the clear leader in the bromine market, with 40% of market capacity and about third of production and in the potash market the Dead Sea operations has a leading competitive positions. ICL also has the largest market share in specialty phosphates in the combined markets of North America, Europe and Latin America and is the sole producer of polysulphate. ICL has leadership positions in additional product lines such as phosphorous-based flame retardants, PK fertilizers in Europe and soluble phosphate‑based fertilizers.

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

•
Strategically located production and logistics assets.  ICL benefits from the proximity of its facilities, both in Israel and Europe, to developed economies (Western Europe) and emerging markets (such as China, India and Brazil). For example, in Israel, ICL ships from two seaports: The Port of Ashdod (with access to Europe and South America) and the Port of Eilat (with access to Asia, Africa and Oceania). As a result of their geographical positions, access to these two ports provides ICL with two distinctive advantages versus its competitors: (1) it has lower plant gate‑to‑port, ocean freight, and transportation costs from ports to target markets, which lower its overall cost structure; and (2) it has faster time to markets due to its proximity to end‑markets, allowing it to opportunistically fill short lead‑time orders, strengthening its position with its customers. In addition, ICL is the sole producer with the ability to transport potash and phosphates from the same port (which it does in Israel). ICL’s sales are balanced between emerging markets (approximately 39% of 2018 sales) and developed economies (approximately 61% of 2018 sales).

•
Available cash flows from operating activities and closely monitored capital allocation approach. Continuous focus on cash flow generation, optimization of the capital expenditures (CAPEX) and working capital as well as the implementation of efficiency measures enabled the Company to generate operating cash flow of $620 million in 2018. These cash flows were used in accordance with the Company’s strict approach in connection with allotment of equity, whereby the Company examines, on an ongoing basis, the work plan and its investments. ICL's capital allocation approach balances between driving its long‑term value creation through investments in its growth, providing a solid dividend yield while aiming to maintain an investment grade rating (BBB- by S&P and Fitch). On March 6, 2018, the Company’s Board of Directors revisited the dividend distribution policy and decided that for 2018 and 2019 calendar years the Company’s dividend payment rate will continue to be up to 50% of the adjusted net income. In 2018, the Company declared and paid total dividends of $244 million, in respect of the fourth quarter of 2017 as well as the first, second and third quarters of 2018. Dividend payments in 2018 reflects a dividend yield rate of 3.8% (based on the average share price for the year). See “Item 8 - Financial Information— A. Consolidated Statements and Other Financial Information— Dividend policy”.

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

In 2018 ICL launched its “Business Culture of Leadership” strategy, focused on enhancing market leadership across its three core mineral value chains of bromine, potash and phosphate, as well as realizing the growth potential of Innovative Ag Solutions. To better align the organization with this strategy, ICL Realigned the company into four business divisions: Industrial Products (bromine), Potash, Phosphate Solutions and Innovative Ag Solutions.

Industrial Products

ICL’s global leadership in the bromine industry is driven by its focus on delivering value to its customers rather than increasing volume. ICL is able to generate more value by leveraging its unique assets and know-how and by fostering innovation through the development of new applications, such as new bromine and phosphorus-based flame retardants, magnesia and salt products, as well as other solutions. ICL continues to leverage its unique logistical advantages and unparalleled experience related to the safety and environmental aspects of its bromine business.

Potash

ICL leverages its well-positioned and unique potash assets, as well as its logistical advantages, to be among the three most competitive suppliers in its key target markets, including Brazil, Europe, India, South-East Asia and China. ICL’s cost competitiveness is driven by its lower logistics costs due to its facilities’ proximity to ports and customers, as well as by continuous optimization of its potash production processes at ICL Dead Sea and ICL Iberia, reducing costs and efficiently utilizing its capacity potential. At ICL Boulby, the Company has shifted towards production of Polysulphate, becoming the first and sole supplier of this new and unique fertilizer. ICL also continues to enhance its competitive production of Magnesium and to optimize synergies with its potash operations at the Dead Sea.

Phosphate Solutions

ICL is a global leader in providing phosphate based solutions to the Industrial, Food and Agriculture end markets. ICL’s strategy is to continue to outgrow these markets by increasingly focusing on specialty phosphate solutions and further promoting commercial excellence and value-based product positioning, while enhancing customer relationships. Leveraging on its backward integration to the phosphate resources of ICL Rotem in Israel and YPH in China, ICL will continue optimizing its capabilities to support growth and margin expansion of its specialty phosphate products and solutions.

Innovative Ag Solutions

ICL is striving to create global leadership for Innovative Ag solutions by enhancing its global positions in its core markets of Specialty Agriculture, Ornamental Horticulture, Turf and Landscaping, targeting high growth markets such as Latin America, India and China. By leveraging its unique R&D capabilities, as well as seeking M&A opportunities, ICL is working to expand its broad product portfolio of Controlled Release Fertilizers (CRF), Water Soluble Fertilizers (WSF), Liquid Fertilizers, Slow Release Fertilizers (SRF) and Straights (MAP/MKP/Pekacid), to further boost growth. ICL is also developing a service portfolio focused on creating global and regional Agro-professional based solutions, leveraging digital innovation.

Culture

ICL fosters a “Business Culture of Leadership”, which focuses on business leadership, by creating a leading and sustainable work environment, with strong commitment to all stakeholders. Culture at ICL, means placing safety as the company’s top priority and making every effort and investment to achieve top safety results. Culture at ICL, also means operating with a clear commitment to the environment, even beyond regulatory compliance. ICL strives to be an “employer of choice” by strengthening the company’s value proposition to employees and by promoting ICL’s core values. ICL also fosters an innovation-driven culture that leverages its technology and know-how, to better serve its customers and increase their loyalty. To ensure we live up to our values, culture at ICL also means accountability, transparency and top-tier corporate governance.

Capital Structure

ICL’s growth initiatives will be supported by our strong financial position. ICL has taken several steps to solidify its capital structure and generate funds for future growth, by reducing debt and improving the maturity profile, optimizing capital expenditures and working capital, implementing cost reductions and divesting low‑synergy assets.

As part of this strategy, in March 2018, the Company completed the sale transaction of the Fire Safety and Oil Additives businesses, for a total consideration of $1,010 million, of which $953 million is in cash and $57 million is in the form of a long-term loan to a subsidiary of the buyer.

Segment Information

We are a leading multinational company that operates mainly in the areas of fertilizers and specialty chemicals, through four segments – Industrial Products, Potash, Phosphate Solutions and Innovative Ag Solutions.

Industrial Products Segment

The Industrial Products segment produces bromine out of a solution that is a by‑product of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several grades of potash, salt, magnesium chloride and magnesia products. Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

In 2018, the total sales of the Industrial Products segment totaled $1,296 million, constituting approximately 23% of ICL’s total sales (including sales to other segments), an increase of 9% compared to 2017 Sales. The segment operating profit totaled $350 million, constituting 35% of the total operating profit attributable to the segments. For additional information see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Results of Operations”.

Products

Industrial Products focuses on three main sub-business lines:

Flame retardants – bromine, phosphorus and magnesium-based flame retardants are used in electronics, building and construction, automotive, textile and furnishing applications. Flame retardants are added to plastics, textiles and other combustible materials to inhibit or delay fire or flames and to prevent the spread of fire.

Industrial solutions – elemental bromine has a range of uses in the chemical industry, while bromine and phosphorous compounds are used in a number of industries worldwide, such as: rubber, pharmaceuticals, electricity, agro and polyester (in production of plastic fabrics and bottles). Clear brine fluids are used for balancing pressure in the oil and gas drilling industry. In addition, this sub-business line includes bromine‑based biocides used for treating industrial water.

Specialty minerals – specialty minerals include magnesia and salt products. The main applications of magnesia products are food and pharma, oil and fuel additives, catalysts and many other small applications. The salts include sodium chloride, magnesium chloride and KCl which are mainly used for the food industry, deicing (MgCl2) and various industrial applications. Due to the uniqueness and high quality/purity of our products, most of our sales are to niche markets.

The following table sets forth the principal products of the Industrial Products segment, as well as their primary applications and end‑markets:

Sub-business line	Product	Primary Applications	Primary End‑Markets
Flame retardants	Bromine-, Phosphorus- and magnesium Based Flame Retardants	Additives used in plastic, building materials and textile production	Electronics, automotive, building and construction, furniture and textiles
Industrial solutions	Elemental Bromine	Chemical reagent	Tire manufacturing, pharmaceuticals and agro
	Phosphorus-Based Industrial Compounds	Fire resistant fluids in turbines & power generation hydraulic systems and phosphorous-based inorganic intermediates	Power plants and agro
	Organic Bromine Compounds	Insecticides, solvents for chemical synthesis and chemical intermediates	Pharmaceuticals and agro
	Clear Brines	Oil and gas drillings	Oil and gas
	Merquel	Mercury emission control	Emission control in coal‑fired power plants
	Bromine‑Based Biocides	Water treatment and disinfection	Swimming pools, cooling towers, paper plants and oil and gas drillings
Specialty minerals	Magnesia Products	Pharma and food, transformer steel, catalysts fuel and oil additives.	Food additives, multivitamins, transformer steel, automotive rubber and plastic, health care
	Solid MgCl2, KCl	Deicing, food, oil drilling, pharma	Deicing, sodium replacement, KCl for drugs. multivitamins, oil drilling companies, small industrial niche markets

Industrial Products also develops innovative products and new applications for existing products. The new products introduced in recent years include, among others FR122P flame retardant (a polymeric bromine‑based flame retardant used in insulation material in the construction industry), TexFRon® 4002 (a polymeric flame retardant product for textiles), bromine compounds for energy storage (a wide range of products use in bromine-based flow batteries), VeriQuel™R100 (a phosphorus-based reactive flame retardant for rigid polyisocyanurate and polyurethane spray foam) and PolyQuel® P100 (polymeric phosphorous flame retardant for high end epoxy printed circuit boards).

FR-122P Flame Retardant: Industrial Products has successfully introduced FR-122P as a sustainable polymeric flame retardant alternative to HBCD (hexabromocyclododecane) in the EU and Americas for expanded (EPS) and extruded (XPS) polystyrene foams used as insulation materials in the construction industry. Industrial Products is now focused on providing the same value chain support for the upcoming ban of HBCD in China expected in December 2021. For additional information, see “Item 4 - Information on the Company— B. Business Overview— Regulatory and Environmental, Health and Safety Matters - Limitations on the use of flame retardants and other products”.

TexFRon® flame retardant products for textiles:  In 2015, ICL began selling TexFRon® 4002, a polymeric flame retardant product for textiles developed as part of the R&D activities of the Industrial Products segment. TexFRon® 4002, which is designed to provide high‑level fire retardant solutions for textile and adhesive products, is an effective substitute for DECA, which the Company discontinued the production and marketing thereof, following a regulation prohibiting its use, which is expected to take effect in Europe in 2019. In December 2014, the TexFRon® 4002 polymeric product was recognized by Oekotex, a European standard for textile products. This product is the first bromine-based flame retardant that has received such recognition.

Energy storage: Bromine-based flow batteries are highly effective for storing large amounts of energy and offer important advantages compared to alternatives. ICL provides a high‑purity, tailor-made electrolyte solution together with a recycling process to assure that this technology is fully sustainable (in its post-use phase as well). Bromine-based flow batteries can be produced at lower cost, last longer and have greater capacity. ICL’s energy storage products were developed in order to address the developing needs deriving from the increased use of renewable energy. ICL supports technology developers with its world class experts and advanced laboratories, and its bromine-based energy storage technology provides environmental benefits.

VeriQuel™ R100 - Reactive flame retardant alternative to a legacy additive flame retardant (TCPP) in rigid polyurethane insulation applications.  VeriQuel™ R100 provides a timely drop-in replacement for TCPP due to the increased regulatory pressure against TCPP for its reported ubiquity in living environments. The strength of VeriQuel™ R100 is that it is reactive and thus helps avoid leaching or migration from the polymer into living environments as is reported with TCPP.

PolyQuel® P100 - ICL has recently launched a new proprietary flame retardant PolyQuel® P100 targeting the high end printed circuit board market. PolyQuel® P100 offers a high performance solution for printed circuit boards. Being an active ester curing agent, this polymeric, non-halogen flame retardant provides higher flame-retardant efficiency, and lower dielectric values than other commercial phosphorus-based flame retardants. With this unique performance PolyQuel® P100 can be a high end solution for the telecommunication, server and transportation growing markets. This product was developed independently by ICL and is manufactured solely by ICL.

Production

The Industrial Products segment's major manufacturing facilities are located in Israel (production of bromine, bromine compounds, magnesia and salts products), the Netherlands (bromine compounds), Germany (phosphorus compounds), France (magnesia and calcium carbonate based products), the United States (phosphorus compounds) and China (bromine compounds).

The Industrial Products segment's principal manufacturing plants and marketing companies are set forth in the map below:

In 2018, ICL produced approximately 175 thousand tonnes of elemental bromine out of potential annual maximum production capacity of approximately 280 thousand tonnes. Approximately 75% of the elemental bromine produced is used internally for the production of bromine compounds.

In January 2018, a Central Control Room (CCR) was launched in Neot Hovav site. The CCR aligns Neot Hovav site with the industry's best practices in a way that supports information flow and allows remote control over the entire site. The new approach is based on centralized operational management which brings opportunities for innovation, economic of scale, benefits of safety, emergency response and management.

Competition

ICL Industrial Products is the world's largest manufacturer of elemental bromine. Based on internal estimates, ICL and its two main competitors, Albemarle and Lanxess, accounted for the majority of the worldwide production of bromine in 2018. Chinese and Indian production accounted for most of the remainder of the global production from various different sources, including, from brine produced from wells, seawater and desalinization plants. In recent years, Chinese authorities have been gearing-up their enforcement of regulations regarding safety and ecology in the local bromine industry. During 2017-2018, the MEP (Ministry of Environmental Protection) performed inspections in the province of Shandong (main Bromine production area in China). As a result of the inspections, producers are required to execute large investments in order to meet the ecological requirements. Due to these regulations, favorable conditions were developed in the Chinese bromine and bromine compounds market.

Lanxess and Albemarle produce bromine primarily from underground brine sources in the United States. Albemarle also has a joint venture with a Jordanian company for the production of bromine and bromine compounds which is located on the Jordanian side of the Dead Sea sharing the same source of raw materials with ICL. Lanxess purchases bromine and some other bromine compounds from the Industrial Products segment under a long‑term contract.

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

The Dead Sea operations offer the world’s highest bromine concentration. As a result, the segment's relatively low production cost of elemental bromine gives it a competitive advantage. An additional competitive advantage derives from ICL’s isotanks fleet, which is the largest in the world. In addition, the segment has a widespread worldwide marketing, sales and supply chain network and a range of high‑quality products, combined with a technical support system that works closely with customers, providing a good competitive position in its target markets. In China, for example, the segment's network includes three production facilities, a sales network and technical support. In the Netherlands, the segment has a bromine compound production facility, which gives it a competitive advantage over materials imported into Europe. The phosphorous‑based flame retardant and functional fluids production plants in the United States and Europe are situated in close proximity to the Industrial Products’ principal customers.

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

Raw Materials and Suppliers

The principal raw materials used by the Industrial Products segment for manufacture of the end products are bromine, chlorine, phosphorus and magnesia. The production process also uses significant amounts of water and energy. The Company produces a significant portion of its raw materials through the Dead Sea minerals extraction operations. For further information on the extraction operations, see “Item 4 - Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations”.

Bromine is produced from the end brines (salt solutions) that are a by‑product of the process of production of potash from carnallite. The brine is pumped into ICL Industrial Products’ plant in Sodom, where bromine is produced in an oxidation process using chlorine.

Chlorine is produced by electrolysis of sodium chloride and as a by‑product of the metal magnesium production process of Dead Sea Magnesium Ltd. (“Dead Sea Magnesium”). The electrolysis facility and the magnesium plant are located next to the bromine facility in Sodom. The sodium chloride used in the electrolysis process is also a by‑product of the potash production in Sodom.

Industrial Products’ uses elemental bromine to manufacture bromine compounds at its facilities in Israel, the Netherlands, and China. The rest of the bromine is sold to third parties. Most bromine compounds are manufactured by a chemical process involving bromine together with a range of other raw materials, of which the largest are Bisphenol A, which is used to manufacture the bromine‑based flame retardant TBBA. Furthermore, the Industrial Products segment purchases many other raw materials that are required for production of its various products.

The following is a graphic representation of the production process.

Elemental phosphorus (P4) is produced in a roasting process from ores originating in Central Asia (Kazakhstan), the United States and China. The Industrial Products segment uses elemental phosphorus to produce phosphorus compounds at its factories (mainly phosphorous-based flame retardants). The basic phosphorus compound, POCl3, is manufactured in a chemical process that combines phosphorus, chlorine and oxygen. The reaction of this compound with a variety of other raw materials (such as propylene oxide) creates the commercial phosphorus compounds.

Following is a graphic representation of the production process:

P4
Chlorine
PCl3
Phenols, Bisphenols
Alcohols
Alkyl Oxides
POCl3
Alkylphenols,
Cresylic Acids
Xylenols
Flame Retardants
FR Plasticizers
Functional Fluids
Specialty Fluids
FR Plasticizers

Industrial Products uses magnesium chloride to manufacture magnesia products and MgCl2 flakes and pellets at its facilities in Israel. In addition, The Industrial Products segment uses KCl from the Potash segment to manufacture pure and industrial grades of KCl.

Following is a graphic representation of the production process:

Industrial Products maintains raw‑material inventories in quantities that take into account the projected level of production based on consumption, supply dates, distance from the supplier, and other operational and logistical considerations.

Sales, Marketing and Distribution

Industrial Products’ principal markets are the United States, western Europe, China, Japan, and Taiwan. Industrial Products sells its products primarily through a network of marketing companies, while a smaller part of sales is conducted through agents and distributors throughout the world. Commissions are paid to agents as is customary in the sector. Most of the sales are not executed under long‑term contracts or orders, but rather via current orders close to the date of supply. Nevertheless, the Industrial Products segment has several longer-term contracts (a year or more) and working to achieve additional long-term agreements.

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

Seasonality

Industrial Products’ operations are not characterized by seasonal fluctuations. However, sales of some of its products fluctuate between the various seasons. Agricultural products are characterized by relatively high sales in the second and third quarters. Biocides for swimming pools are characterized by relatively lower sales in the fourth quarter. MgCl2 for de‑icing are characterized by relatively higher sales in the first and fourth quarters. The aggregate impact of these diverse seasonal differences on the Industrial Products segment is not significant.

Natural Resources Tax

The Law for Taxation of Profits from Natural Resources entered into effect on January 1, 2016. For additional information, see Note 17 to our Audited Financial Statements.

Potash Segment

The Potash segment uses an evaporation process to extract potash from the Dead Sea and uses conventional mining to produce potash and salt from an underground mine in Spain. The segment markets its potash fertilizers globally and also carries on certain other operations not solely related to the potash activities. At the end of the second quarter of 2018, the Company ceased the production of potash in the ICL Boulby mine in the UK and shifted to sole production of Polysulphate™. The Polysulphate™ is produced in an underground mine at ICL Boulby in the UK, and is the basis for a significant part of the Company's FertilizerpluS product line. The segment also includes magnesium activities under which it produces, markets and sells pure magnesium and magnesium alloys, and also produces related by-products, including chlorine and sylvinite. In addition, the Potash segment sells salt that produced in its underground mines in Spain and UK.

In 2018, the total sales of the Potash segment were $1,623 million, constituting 29% of ICL's total sales (including sales to other segments), while the operating income of the segment totaled $393 million, constituting 39% of the operating income attributable to the segments. For additional information, see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Results of Operations”.

Potash

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

Potash is produced from the Dead Sea and from underground mines in Spain. The potash production process in Israel is based on extracting carnallite. The carnallite, which is a compound of potassium chloride and magnesium chloride mixed with table salt, precipitates in some of the largest solar evaporation ponds in the world, which contain brines drawn from the Dead Sea. The carnallite is transferred to the plants where a chemical and physical process breaks down the carnallite crystal into potash using two distinct parallel technologies, cold crystallization and hot leach. Potash production in Spain is carried out in underground mines extracting sylvinite, a mixture of potash (KCl) and salt (NaCl) with varying potash concentrations. The potash is separated from the salt by a flotation process in the production plants situated near the mines.

Production

The principal production facilities of the Potash business include its plants in Israel and Spain.

The manufacturing plants, distribution centers and marketing companies of the Potash business are set forth in the map below:

*The facilities in ICL Boulby were used for potash, in addition to Polysulphate, until the end of the second quarter of 2018. For more information, see "United Kingdom" below.

In 2018, the Potash business produced approximately 4.9 million tonnes of potash and reached an annual production record level of approximately 3.8 million tonnes in Israel which derived mainly from efficiency activity in planning, maintenance and operational excellence.

The potential annual production capacity of potash is about 5 million tonnes. The potential production capacity of our various plants is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day, with the exception of a few days for planned maintenance and renovations. Actual production is usually lower than the potential production capacity due to unexpected breakdowns, special maintenance operations, non‑availability of raw materials and market conditions.

The Potash business is focusing on improving the efficiency of its operations and streamlining its cost structure in order to improve its competitive position in the market and to develop new, specialized products based on the main raw materials of the segment by utilizing the existing production facilities and sales and logistics array. Under this framework, the following actions were taken:

Israel

During the third quarter of 2018, the new power plant in Sodom, Israel became operational. The power plant is expected to reduce energy costs and support production of ICL's plants in Israel. The power plant produces steam that satisfies the Sodom site consumption and sells surplus electricity to other ICL companies and external customers. In 2018, the power plant contributed to ICL an operating income of about $10 million. For additional information, see Note 20 to our Audited Financial Statements.

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

As part of the above-mentioned plan, the Company is building an access tunnel to the Cabanasses mine (Suria), expanding the production capacity and compaction of potash, and constructed a plant for production of vacuum salt. The Company estimates that implementation of these actions will reduce expenses and contribute to streamlining, which will reduce potash production costs and contribute to alignment of the production activities with the environmental standards.

At the end of 2016, the compaction and flotation plants were operated. Towards the third quarter of 2018 the commissioning of the vacuum salt plant was completed and the plant became operational. Construction of the new access tunnel to the mine, which is designed to significantly reduce production costs and improve production capacity at the Suria site in Spain, is progressing and the completion is expected to take place at the end of 2019, the operation is expected to begin in the first quarter of 2020.

In order to help implement these expansion plans in Spain, in 2015, AkzoNobel (AkzoNobel Industrial Chemicals) and ICL Iberia signed an agreement for production and marketing of high quality vacuum salt and pure potash. High purity vacuum salt is used in a variety of applications in various industries, such as the: chemicals industry (for instance in electrochemical companies), the leather and textile industries, the food and feed industries, and water treatment applications.

All of the production and pure potash marketing was planned to be performed by ICL and the vacuum salt marketing was planned to be performed by AkzoNobel by way of an off-take agreement for acquisition of the partnership’s products.

Pursuant to the agreement mentioned above, subject to certain conditions, ICL agreed to finance and construct two manufacturing facilities on its mining site in Suria in Spain. Each vacuum facility planned to have a production capacity of 750 thousand tonnes of vacuum salt per year. The commissioning of the first facility was completed towards the third quarter of 2018.

The agreement provides a specific deadline (July 1, 2018) by which certain condition precedent had to be fulfilled. Since such condition precedent was not met by the agreed deadline, the Company formally informed AkzoNobel that, the agreement had to be deemed automatically terminated once that deadline passed. The Company will continue to supply salt to AkzoNobel during the next two years pursuant to the supply agreements, which remain in force. Following correspondence between AkzoNobel and the Company, in which AkzoNobel challenged the automatic termination of the agreement, on August 2018, AkzoNobel commenced arbitration proceedings according to the agreement between the parties. The Company filed its response on October 2018. On January 2019, three arbitrators were appointed to follow the proceeding.

In September 2018, a definitive Urban Master Plan (PDU) was approved, constituting the next stage in the Suria site expansion. The PDU allows, among other things, to expand the industrial area to new facilities in Suria needed for increasing the capacity.

The production of potash in Spain is expected to be about 1 million tonnes per year and to reach a level of up to about 1.3 million tonnes per year after completion of the necessary adjustments. In order to support the expected operational expansion in Spain, the Company is in the process of setting up a new designated facility in the Barcelona port that will replace the current facility and is making preparations for transition to use thereof. The new facility is expected to be constructed and operative towards the end of 2019.

In 2015, Generalitat Catalunya launched a new project to renovate and duplicate the existing brine collector from Abrera up to Suria and Sallent. The new trench will allow to increase the capacity and improve the existing salt treatment of ICL. The Company is negotiating with the authorities regards the new collector from the production site, in order to secure the future operation.

United Kingdom

Further to the Company’s decision to accelerate the transition from extraction and production of potash to production of Polysulphate™ in the ICL Boulby mine in the UK, at the end of the second quarter of 2018 the Company ceased the production of potash and shifted to sole production of Polysulphate. The workforce reduction as a result of the transition to production of Polysulphate was about 180 positions. Further to the losses recorded in 2017, ICL Boulby recorded notable losses during 2018 and is expected to continue to record losses throughout the transition process from potash to Polysulphate. For additional information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations” and “Reserves”.

Competition

The potash market is characterized by a relatively small number of manufacturers, some of which export jointly. See“Item 3 - Key Information— D. Risk Factors— Our operations and sales are exposed to volatility in the supply and demand, mergers of key producers\customers\suppliers, expansion of production capacity and competition from some of the world’s largest chemical and mining companies”. The ability to compete in the potash market is dependent mainly on production costs and logistic capabilities. Moreover, there are high entry barriers for new players due to the significant investment and length of time required to establish potash operations. In addition, this industry requires appropriate concessions and proximity of production facilities to the mines.

During 2018, the new (Greenfield) mines experienced slower than expected ramp-up, partly due to operational challenges. According to market observers, K+S experiences some difficulties with the granulation stage production process in its Bethune mine in Saskatchewan (Canada), which started producing potash in June 2017, led it to deliver standard MOP to the Far East including China. In addition, K+S, closed its Sigmundshall site in Germany (capacity of 0.75 million tonnes per year in 2017). EuroChem, has cut its forecast for 2018 output from its new mines in Russia, Usolskiy (expected nameplate capacity of 3.7 million tonnes per year in 2024) and Volgakaliy (expected nameplate capacity of 4.6 million tonnes per year in 2024) to a total of about 0.3 million tonnes. Turkmenhimiya's new potash mine (Garlyk) in Turkmenistan, which was inaugurated in March 2017 (nameplate capacity of 1.4 million tonnes per year), is believed to be inoperable. Slavkaliy's Nezhinsky potash project in Belarus (expected nameplate capacity of 2 million tonnes per year) ramp-up is expected to be delayed from 2020 to 2022. Belaruskali's Petrikov project (expected nameplate capacity of 1.5 million tonnes per year in 2022) ramp-up is expected in 2020.

Mosaic commissioned the new production skip at its Esterhazy K3 mine in Saskatchewan (Canada) in December 2018. This Brownfield project is expected to reach its full operational capacity (7.35 million tonnes per year) by 2024. In Russia, there were reports of flooding at Uralkali's Solikamsk 2 mine, although it seems like there was not a significant impact on the Uralkali's production as it continued its production from the adjacent Solikamsk 1 mine. Lao Kaiyuan is expected to expand the nameplate capacity of its Khammouans site in Laos from 0.5 to 1.5 million tonnes per year until 2021. It should be mentioned that nameplate capacities are in accordance with Informa (Fertecon) Potash Outlook Report - December 2018. Other information is in accordance with CRU Fertilizer Week.

The current significant competitors of ICL in the international trade of the potash market are Nutrien (Canada), Uralkali (Russia), Mosaic (USA), Belaruskali (Belarus), K+S (Germany), QSL (China), APC (Jordan), EuroChem (Russia) and SQM (Chile).

The Company believes its potash business benefits from the following competitive advantages:

•	The relatively low average cost of potash production at the Dead Sea by using the sun as a solar energy source in the evaporation process.

•
Logistical advantages due to its geographical location, access to nearby ports in Israel and Europe and relative proximity to its customers, which are reflected in particularly competitive marine and overland shipping costs and delivery times.

•
Climate advantages due to the hot and dry climate of the Dead Sea that enable the Company to store, at very low cost, a large quantity of potash in an open area thereby allowing it to constantly produce at Sodom at full capacity, independent of fluctuations in global potash demand.

•	A professional agronomic sales team that focuses on individually‑tailored agronomic consulting to customers based on an analysis of the different growing conditions of each particular customer.

•	A leading R&D set‑up in the area of potash production.

•	Synergies between the various production plants in Sodom site.

Raw Materials and Suppliers

The Potash segment produces potash in Israel and Spain. Potash does not require additional chemical conversion to be used as a plant‑nutrient fertilizer.

The other primary utilities used by ICL in order to support the potash production are natural gas, electricity, industrial water and neutralization materials.

Sales, Marketing and Distribution

The primary markets of the Potash business are Europe, China, Brazil and India. The Potash business sells its fertilizers products primarily via a network of its own sales offices as well as sales through agents throughout the world.

Most of the potash sales are not made by means of contracts or long‑term orders but, rather, through current orders proximate to the supply date (except for annual agreements with customers in India and China, see below). Accordingly, the Potash segment does not have a significant orders' backlog.

The prices of potash are determined in negotiations between the manufacturers and the customers and are affected mainly by the relationship between the market demand and the available supply at that date as well as the size of the customer and period of the agreement. Prices for relatively long‑term contracts are not necessarily similar to the “SPOT” prices (current/casual sale transactions).

In the Indian and Chinese markets, it is customary to carry on concentrated negotiations regarding the potash contracts – part of which with commercial entities related to the governments of those countries.

In August 2018, ICL signed a potash supply contract with its Indian customers, in the total amount of 775 thousand tonnes (including optional quantities), for delivery between September 2018 and June 2019. The contract price is $290 per tonne CFR (an increase of $50 per tonne compared with the 2017 contract price).

In September 2018, ICL signed a potash supply contract with its Chinese customers, in the total amount of 905 thousand tonnes (not including additional optional quantities), for delivery up to June 2019. The contract price is $290 per tonne CFR (an increase of $60 per tonne compared with the 2017 contract price).

In November 2018, ICL has signed framework agreements with its customers in China for 2019-2021, to supply 3 million tonnes of potash, with additional options for 750 thousand tonnes. Prices for the quantities to be supplied are subject to the prevailing market prices in China at the relevant date of supply.

In December 2018, ICL signed for the first time a five-year potash supply agreement with Indian Potash Limited ("IPL"), India's largest importer of potash. According to the agreement, ICL is expected to supply IPL with 600 thousand tonnes per year in 2019 and 2020, increasing to 650 thousand tonnes per year in 2021-2023 (including optional quantities). Prices will be determined in accordance with the prevailing market prices in India at the relevant date of supply.

In other markets, potash is usually imported by a larger number of customers, and the potash price is determined between the suppliers and the customers for shorter periods (quarterly, monthly or even for individual shipments). In these markets, the Company has trade relations with most of the major customers.

The Potash business transports potash from Israel to customers overseas by ships (mainly in bulk) that it leases in the market and loads using designated facilities in the ports of Ashdod on the Mediterranean Sea and Eilat on the Red Sea. The Potash business also has designated facilities for bulk loading at ports in Barcelona (Spain) and Teesside (UK). In Israel, short mine-to-port distances and shorter shipping routes to emerging markets grants the Potash business a significant and a unique advantage over its main competitors. In order to support the expected operational expansion in Spain, the Company is in the process of setting up a new designated facility in the Barcelona port that will replace the current facility and is making preparations for transition to use thereof. The new facility is expected to be constructed and operative towards the end of 2019.

The Potash segment grants credit terms to its clients according to customary practices in their locations. The segments’s credit sales are generally covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

ICL involved in number of activities dealing with the need for increasing food quality, as well as for increased efficiency in the agriculture sector, to respond to the world’s growing population, decreasing agricultural land and the urgent need for greater environmental stewardship:

Potash for Life (India) - In 2018, the Company continued the “Potash for Life” project in India, in light of its position in this market and the relatively low use of potassium fertilization in this country. About 1,000 demonstration plots were conducted in farmers' fields in ten states and more than 42 districts. Other educative activities, like farmers' field days, potash campaigns and crop seminars were also conducted.

Feed the Future (Tanzania) - In May 2017, the United States Agency for international development (USAID) sent out a call for proposal of funding under the Feed the Future Tanzania Mboga na Matunda (Fruit and Vegetables) program. Over 70 agricultural companies applied, ICL was one of the few companies that won the co-funding award. Through the USAID funded project, ICL seeks to strengthen the fertilizer input supply system by providing high quality and innovative products through demonstrations and training on balanced fertilization. It will also create awareness of ICL's fertilizers products and the adoption of sustainable fertilization practices.

Research Center for Fertilizers & Plant Nutrition – Global Knowledge - In 2015, ICL established a Center for Fertilization and Plant Nutrition (CFPN). The CFPN is a global center for research and knowledge in the field of fertilizers and plant nutrition in conjunction with Israel’s Agricultural Research Organization (ARO). Research is conducted by ARO scientists in partnership with colleagues from other research institutions. The CFPN offers scholarships and research grants to graduate and Ph.D. students in Israel and from abroad. CFPN trains and works with foreign students from Asia and East Africa. Training courses and workshops are conducted for Israeli farmers and agronomists from the world.

International Potash Institute (IPI) - ICL is part of IPI, a non-governmental and non-profit organization whose mission is to develop and promote balanced fertilization for the production of higher yields and more nutritious food, together with ensuring sustainability of production through conservation of soil fertility for future generations. IPI conducted in 2018 dozens of field experiments and research projects worldwide. In addition, several farmers' days and workshops were conducted in Asia, Africa, Europe and Latin America.

Seasonality

The seasonal nature of the demand for the Potash business’s products gives rise generally to quarterly sales fluctuations, as sales levels in the second and third quarters are generally higher than sales in the first and fourth quarters. In recent years, due to various influences on the timing of sales, primarily price fluctuations and the effects of negotiations in China and India and changes in the timing of fertilizer imports to Brazil, the effects of seasonality explained above have been reduced as compared to earlier periods. In the years 2016 to 2018, the delay in signing of the contracts with the Chinese and Indian customers caused a situation wherein the total sales in the second half of the year were higher than in the first half of the year.

Natural Resources Tax

The Law for Taxation of Profits from Natural Resources, entered into effect on January 1, 2016, except with respect to ICL Dead Sea (potash operation) regarding which the effective date was January 1, 2017. For additional information, see Note 17 to our Audited Financial Statements.

Additional products

The Potash segment produces and sells additional products, including Polysulphate™, magnesium-based products, salt produced in underground mines in UK and Spain, electricity surplus produced in Israel and others.

FertilizerpluS

FertilizerpluS is ICL's premium fertilizers line, based mainly on polyhalite (marketed by the Company as Polysulphate™) and other products. FertilizerpluS products, which include different compounds of phosphorus, sulphur, potassium, magnesium and calcium, are tailored for various types of soil and wide range of crops, intended to enhance crops, improve yields and increase fertilizer efficiency.

Polyhalite is a mineral that is exclusively mined by ICL through the Potash segment in a underground mine in the UK and is marketed under the brand name Polysulphate™. Polysulphate™ is used in its natural form as a fully soluble and natural fertilizer, which is also used for organic agriculture and as a raw material for production of fertilizers. Polysulphate™ is composed of sulphur (SO3 48%), potash (K2O 14%), calcium (CaO 17%) and magnesium (MgO 6%), which are essential components for improvement of crops and agricultural products. Polysulphate™ is the basis for many of the Company's FertilizerpluS products.

The Company sees the Polysulphate™ as a unique product for ICL and is synergistic with the Company’s other raw materials for purposes of development of downstream products. In order to develop downstream products, the Company is acting to expand the Polysulphate™ market by means of, among other things, development of a wide variety of innovative Polysulphate™-based products. In addition, in order to develop the Polysulphate™ market for both existing and new uses, the Potash segment has set up a team of agronomists that are performing dozens of tests on various crops in different countries. The favorable results of these tests are the basis for expansion of the sales to new customers and markets.

The Company believes that the FertilizerpluS product line benefits from the following competitive advantages:

•	ICL is the sole producer of Polysulphate™ worldwide.

•	ICL Boulby's infrastructure supporting Polysulphate production (previously used for potash production) is already in place, including mine, shaft and transportation logistics.

•	The ability to increase production at a relatively low capital expenditure.

•
The Polysulphate™ and Polysulphate™-based fertilizers, which include different compounds of phosphorus, sulphur, magnesium and calcium, are tailored for various types of soil and a wide range of crops, achieved high performance in enhancing crops, improving yields and increasing fertilizer efficiency.

•	Polysulphate™ contributes to and follows the main market trends in the fields of increased nutrient-use efficiency, low carbon footprint and organic fertilizers.

•	The FertilizerpluS product line is part of ICL’s strong market position in fertilizers.

•	The FertilizerpluS product line has an inherent potential for the development of new products and applications.

Following are several examples of Polysulphate™-based products included in the FertilizerpluS line:

•
PotashpluS – a compressed mixture of Polysulphate™ and potash. The product includes potassium, sulphur, calcium and magnesium and is marketed by the Potash segment. In the third quarter of 2018, the segment finalized the industrialization process for the production of PotashpluS and in 2019 plans to increase significantly the production and the sales quantities of the product.

•
PKpluS – a unique combination of phosphate, potash and Polysulphate™. In 2018, the Company, through the Phosphate Solutions segment, sold the product in commercial quantities and in 2019 plans to increase the production and the sales quantities of the product.

At the end of the second quarter of 2018, the Company ceased the production of potash in ICL Boulby mine in the UK and shifted to sole production of Polysulphate™ and salt.

In 2018, the Company produced approximately 350 thousand tonnes of Polysulphate. The production of Polysulphate in UK is in the ramp-up stages and is expected to reach full production capacity towards the end of 2020. The current annual potential production capacity of Polysulphate™ is above 1 million tonnes. The potential production capacity is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day, with the exception of a few days for planned maintenance and renovations. Actual production is usually lower than the potential production capacity due to unexpected breakdowns, special maintenance operations, non‑availability of raw materials and market conditions.

As of the date of this report, ICL's Boulby mine is the sole producer of Polysulphate worldwide. However, in North Yorkshire in the UK, where ICL's Polysulphate operations are located, there is an additional concession owned by another potential producer, which, according to its formal publications, plans to develop a polyhalite mine with a production capacity of up to 10 million tonnes, subject to its ability to raise several billions of dollars for the mine development. If successful in raising the funds and build the mine and operations, ICL will cease to be the sole producer of Polysulphate, and will not be the market leader, which is inconsistent with the Company's strategy to obtain leadership positions in all its activities. ICL is constantly monitoring the competitive environment and will continue to seek ways to adhere with its strategy.

Magnesium

The Potash segment includes magnesium activities, operated by Dead Sea Magnesium Ltd., which is the second largest magnesium producer in the western world after the US magnesium producer “US Magnesium LLC”. The magnesium business produces, markets and sells pure magnesium and magnesium alloys, and also produces dry carnallite and related by‑products, including chlorine and sylvinite.

Magnesium is considered to be the lightest structural metal. One of the main characteristics of magnesium is a higher strength-to‑weight ratio compared with other metals – mainly steel and aluminum. The main uses of magnesium are in the following industrial sectors: the aluminum sector, steel sector, and the casting sector of parts made of magnesium alloys (mainly for uses in the vehicle industry).

Production of the magnesium is based on the carnallite gathered from the Dead Sea and acquired from ICL Dead Sea. During the electrolysis process, the magnesium chloride present in the carnallite is separated into metal magnesium and chlorine gas.

In 2018, the Potash segment produced approximately 21 thousand tonnes of magnesium.

The current annual potential production capacity of the magnesium facilities is 33 thousand tonnes of metal magnesium. The actual quantity of the magnesium produced depends on the demand for chlorine (used in the production of bromine) and, therefore, it is possible that the actual production will be lower than the production capacity. Additional factors that can reduce the actual production are unexpected breakdowns, special maintenance operations, non‑availability of raw materials and market conditions. The potential production capacity of our various plants is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day.

About 85% of the production in the magnesium market is in China. There are a small number of western producers, including in the United States, Brazil and Russia. In the United States and Brazil, import of magnesium and magnesium alloys from China is subject to anti-dumping duties that are imposed in order to protect the local producer in these countries.

In October 2018, a petition was filed to the International Trade Administration of the US Department of Commerce and the US International Trade Commission by a US magnesium competitor (hereinafter - US Magnesium), to impose antidumping and countervailing duties on imports of magnesium from Israel. US Magnesium claims that imports of magnesium produced in Israel by Dead Sea Magnesium Ltd. are being subsidized and sold at less than fair value in the US market. The US Department of Commerce is expected to issue its preliminary determination with respect to subsidies on May 2, 2019. As at the date of the report, considering the early stage of the proceedings, there is a difficulty in estimating the chances the petition will be accepted or whether tariffs will be imposed in the future. Market reaction has seen impact through increased prices coupled with future supply concerns by consumers. For additional information, see “Item 3 - Key Information— D. Risk Factors— Risks Related to Our Business— Our magnesium sales in the Unites States are under investigation by the International Trade Administration of the U.S. Department of Commerce and the U.S. International Trade Commission.”

The Company believes that the magnesium business benefits from the following competitive advantages: the level of the magnesium cleanliness and quality that permits its use in sensitive and unique industries, the Company's developed magnesium alloys and intellectual property that allows the production of advanced magnesium applications and the utilization of by-product produced during the magnesium production for other activities in ICL (e.g. chlorine, etc.).

The global magnesium markets can be divided in two in terms of prices: regulated markets (based on prices of the local producers in US and Brazil) and ROW markets (Rest of the World - based on Chinese magnesium prices). Chinese magnesium prices have increased during 2018 mainly due to tightness of environmental regulations imposed in China. However, they are still significantly lower than the prices in the regulated markets. Most of DSM's sales are designated for the regulated markets and specific niche markets. The price levels in the regulated markets has slightly increased during 2018, despite this increase, their relatively low level resulted in DSM's negative results over the last few years as well as in 2018.

Phosphate Solutions Segment

The strategy of the Phosphate Solutions segment is to be a leading provider of value added specialty solutions based on phosphate for the industrial, food and agriculture markets. The segment’s goal is to outgrow the market by enhancing its customer relationships and at the same time optimizing its upstream capabilities directed towards specialties products. The segment operates in two main streams: Phosphate Specialties and Phosphate Commodities. The diversification into higher value-added specialty products leverages ICL's integrated business model and provides it with additional margins on top of the commodity margin.

The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers.

Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel while the fourth is located in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are produced in facilities in Israel, China and Europe.

The Phosphate Solutions segment purifies some of its green phosphoric acid and manufactures thermal phosphoric acid to provide solutions based on specialty phosphate salts and acids for diversified industrial end markets, such as oral care, cleaning products, paints and coatings, water treatment, asphalt modification, construction and metal treatment. The specialty phosphate salts and acids are mainly produced in the Company’s facilities in US, Brazil, Germany and China. The segment is also a leader in developing and producing functional food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, poultry, seafood, dairy, beverage and baked goods markets. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business and produces milk and whey proteins for the food ingredients industry.

Phosphate Solutions: Backward Integrated Value Chain

In 2018, the total sales of the Phosphate Solutions segment were $2,099 million, constituting 38% of ICL's total sales (including sales to other segments), while the operating income of Phosphate Solutions totaled $208 million, constituting 21% of the operating income attributable to the segments.

In 2018, total sales of Phosphate Specialties, were $1,197 million (constituting 57% of the Phosphate Solutions segment’s sales), reflecting an increase of $71 million or 6% compared to 2017. The operating income of Phosphate Specialties, in 2018 totaled $171 million, reflecting an increase of $45 million or 36% compared to 2017.

In 2018, total sales of Phosphate Commodities, were $1,069 million (constituting 51% of the Phosphate Solutions segment’s sales and including sales to Phosphate Specialties), reflecting an increase of $17 million or 2% compared to 2017. The operating income of Phosphate Commodities in 2018 totaled $37 million, reflecting an increase of $14 million or 61% compared to 2017. For additional information, see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Results of Operations”.

Products

The Phosphate Solutions segment produces a variety of products based on its backward integrated value chain.

Phosphate rock contains phosphorus, one of the three essential nutrients for plant development, which directly contributes to a wide range of physiological processes in a plant, including production of sugars (including starch), photosynthesis and energy transfer. Phosphorus strengthens plant stems, stimulates root development, promotes flower formation and accelerates crop development. Phosphate rock can be utilized for the production of phosphoric acid and can be sold as a raw material to other fertilizer producers. Our phosphate rock is mined and processed from open pit mines and undergoes a beneficiation process, after which high‑grade, multi‑purpose phosphate products are received.

Green phosphoric acid (fertilizer-grade phosphoric acid) is produced by using beneficiated rock and sulphuric acid (produced by the segment, by using sulphur acquired from third parties). Most of the green phosphoric acid is used to produce phosphate-based fertilizers and pure phosphoric acid, and in some cases is sold to external costumers.

Phosphate fertilizers are produced by using green phosphoric acid or sulphuric acid, depending on the fertilizer type. The segment manufactures various types of fertilizers (TSP, SSP, GTSP and others) for different uses.

The segment manufactures pure phosphoric acid in Israel by purifying green phosphoric acid and also manufactures technical-grade purified phosphoric acid and green phosphoric acid in China, pure phosphoric acid in Brazil, and food grade and industrial phosphate salts in Israel, Germany, Brazil, the US and Mexico. Pure phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as phosphate salts and acids for a wide range of food and industrial applications. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business.

Phosphate salts and acids are used in various industrial end markets, such as oral care, cleaning products, paints and coatings, water treatment, asphalt modification, construction, metal treatment and a variety of other industries.

The segment's products for the food industry include functional food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, poultry, seafood, dairy, beverage and baked goods markets. In addition, the segment produces milk proteins and whey proteins for the food ingredients industry and offers spices and spice blends for the processed meat and poultry industries.

Some of ICL's products for the chemical and the food industries are based on its intellectual property and have well-known brand names in their relevant markets.

Production

Phosphate Solutions segment has a developed production setup from phosphate rock mining, along with production and purchase of different grades of phosphoric acid, and up to production of commodities and specialties products in different facilities around the world.

Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel while the fourth is situated in Yunnan province in China. Phosphate Solutions segment produces sulphuric acid, green phosphoric acid and phosphate fertilizers at its facilities in Israel and in China. The segment also operates facilities for the production of phosphate fertilizers in the Netherlands and Germany, as well as animal‑feed additives facilities in Turkey. The segment's specialty products are manufactured in its facilities in Germany, the United States, Israel, Brazil, China, UK, Argentina, Australia and Mexico. These facilities enable the segment to produce customer-specific solutions meeting the requirement of the different markets. Additionally, the segment produces milk and whey proteins for the food ingredients industry in its facility in Austria.

The Phosphate Solutions segment's principal manufacturing plants, distribution centers and marketing companies are set forth in the map below:

The current annual potential production capacity is as follows: approximately 7 million tonnes of phosphate rock, approximately 2.7 million tonnes of phosphate fertilizers, approximately 1.3 million tonnes of green phosphoric acid, approximately 345 thousand tonnes of purified phosphoric acid (as Phosphorus Pentoxide), approximately 385 thousand tonnes of phosphate salts. The potential production capacity of the various plants is based on the hourly output of the plants multiplied by the potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours per day, with the exception of a few days for planned maintenance and renovations. Actual production is usually lower than potential production capacity, due to unexpected breakdowns, special maintenance operations, availability of raw materials and market conditions.

In 2018, Phosphate Solutions segment produced approximately: 5,006 thousand tonnes of phosphate rock, 1,195 thousand tonnes of green phosphoric acid, 2,304 thousand tonnes of phosphate fertilizers, 289 thousand tonnes of pure phosphoric acid (as Phosphorus Pentoxide), 269 thousand tonnes of phosphate salts, 71 thousand tonnes of food multi-blends.

In the second half of 2018, green phosphoric acid production at ICL Rotem was unfavorably impacted by technical operation challenges. During the third quarter of 2018, activities at ICL Rotem's Zin plant stopped for 2 months in order to adjust phosphate rock production volumes to the business environment. In November 2018, the Company signed an agreement with the worker's council which regulates the transition to a five-day workweek at ICL Rotem's Zin plant.

YPH, the joint venture in China, improves the competitiveness and flexibility of ICL’s phosphate activities, as a result of access to phosphate rock with extensive reserves.  The joint manufacturing platform includes activities over the entire value chain. The performance of YPH JV significantly improved and shifted to profitability during 2018, mainly due to reduction in costs, increased production and sales and an increase in phosphate products prices.

Competition

The competitive characteristics of the segment vary according to the type of products it manufactures and the markets in which they are sold.

The commodity phosphates market is extremely competitive, and the competitors include multi‑national companies and government‑owned companies. Many producers operate in this market and the main competitive factor is price. The ability to compete in the market is dependent mainly on raw material costs, production costs and logistics. For this reason, companies located in proximity to sources of raw materials, ports, and customers, benefit from competitive advantages. A key factor in the area of raw materials (in addition to phosphate rock) is the accessibility to and the price of the sulphur and ammonia required to manufacture the main phosphate fertilizers. Additional factors that affect competition to a certain extent include product quality, range of products, service and the capability to develop new products that provide unique solutions.

Phosphate mines and production facilities are located in many countries, including Morocco, China, Russia, Jordan, the United States, Brazil, Saudi Arabia, Tunisia and others. The main phosphate producers who compete with ICL are Office Chérifien des Phosphates (OCP, from Morocco), Ma’aden (Saudi Arabia), Mosaic (United States and Saudi Arabia via JV with Ma'aden), Jordan Phosphate Mines Co. (Jordan), Nutrien (Canada), Group Chimique Tunisienne (GCT, from Tunisia), the Roullier Group (Europe) and other various Russian and Chinese producers.

The planned production expansion during 2018 of world's major phosphates' fertilizers producers was slower than expected: although first exports of phosphate fertilizers were executed in July 2017 from Ma'aden, Sabic and Mosaic owned project of Wa'ad Al Shamal (Saudi Arabia), its ramp–up rate during 2018 was lower than planned. Moreover, during 2018 Mosaic had shut down its Plant City (US) operations which had a capacity of about 1.2 million tonnes P2O5, due to its partnership in the Wa'ad Al Shamal project. Following that, Mosaic idled all its South Pasture mine operations in Hardee County, Florida, during September 2018. OCP (Morocco) had commissioned its fourth granular phosphate hub at Jorf Lasfar (JPH-4) during the first half of 2018, bringing its overall granular phosphates capacity to around 12 million tonnes per year. However, according to CRU Fertilizer Week, OCP adjusted its planned development strategy at this site in November 2018, and it now plans to reach 15 million tonnes per year granular phosphate capacity by the end of 2020, rather than the end of 2019. The increase includes the addition of three new granulation units of 1 million tonnes per year capacity each and are expected to have flexibility to produce SSP and TSP. OCP is also set to start up a new sulphuric acid unit in the first quarter of 2019 with a further two sulphuric acid plants, also planned to start by mid‑2020. In addition, Nutrien (Canada) closed in December 2018 its 0.2 million tonnes per year phosphoric acid production plant in Geismar (US). This shutdown, together with the conversion of Nutrien's Redwater (Canada) MAP unit to ammonium sulfate production, have led for its being fully self-sufficient in phosphate rock.

China is a significant player in the commodity phosphate market. Its industry is fully integrated based on its local phosphate rock reserves, and it is a net exporter of phosphate rock, although it may import phosphate rock due to both economic as well as to quality considerations. China is a major phosphate fertilizer exporter. DAP export during 2018 was 7.49 million tonnes, an increase of 17% year on year, mainly due to an increase of 51% in exports to India to 3.04 million tonnes. MAP export during 2018 was 2.49 million tonnes, a decrease of 8.2% year on year, mainly as a result of a decrease of 19% in exports to Brazil to 815 thousand tonnes, while exports to India increased by 20% to 154 thousand tonnes, according to China's General Administration of Customs. These figures were supported by higher than expected prices as a consequence of high import demand, mainly in India as the result of on Indian rupee depreciation against the US dollar, the Indian domestic fertilizers subsidy policy and in light of the above described slower than expected phosphates production expansion.

Phosphate Solutions segment has a leading position in the field of pure phosphoric acid and its downstream products, as well as in the field of food grade phosphate and dairy proteins area.

The segment's competitors are large and mid-sized international companies serving the chemical and food industries, which carry on manufacturing and marketing activities in various countries, as well as local companies serving local markets.

ICL's competitive advantage in specialty phosphates field derives from product features, quality, service and the ability to meet the customers’ needs.

The primary competitors of the segment in the chemical and food fields are Chemische Fabrik Budenheim KG, Innophos Inc., Prayon S.A, Nutrien, Adithya Birla, Haifa Chemicals Ltd., FOSFA and various Chinese producers.

Significant competitors exist in the dairy protein field, including Bayrische Milchindustrie, Arla, Fonterra, Milei, Lactoprot and Sachsenmilch. Competitiveness is primarily determined by access to raw materials, supply chains and technologic know‑how.

Phosphate Solutions segment benefits from the following competitive advantages:

•
An integrated value chain uses the phosphate rock mined in Israel (ICL Rotem) as well as in China (YPH) for the production of its green phosphoric acid, which serves mainly as a raw material for the production of the segment's products and for the production of ICL's specialty fertilizers business products.

•
Logistical advantages due to its geographical location, close proximity to ports in Israel and Europe and relative proximity to its customers. In addition, ICL is a unique global fertilizer producer that is able to combine potash and phosphate fertilizers in the same shipment, which enables it to service smaller customers, particularly in Brazil and the United States.

•
A professional agronomic sales team that focuses on individually‑tailored agronomic consulting to customers based on analysis of their specific combination of agricultural products and growing conditions.

•
Phosphate Solutions segment is the only fully integrated global producer of downstream phosphate-based products and its geographical diversification provides a competitive advantage in logistics, as a supplier to global food companies.

•
As a result of the acquisition of YPH, the JV in China, ICL has an integrative phosphate platform in China with better access to the Chinese market. In addition, Phosphate Solutions segment enjoys a competitive cost advantage with respect to its phosphate activities due to access to low‑cost phosphate rock with long‑term reserves, as well as low‑cost green phosphoric acid.

Raw Materials and Suppliers

Phosphate Solutions segment produces most of the raw materials it uses for the production of its commodities and specialties products.

The segment produces phosphate rock as the primary raw material for its backward integrated value chain, commencing from mining of phosphate rock in Israel and China, through production of green phosphoric acid and up to the production of phosphate-based fertilizers, pure phosphoric acid and specialty phosphate.

The primary raw materials acquired from external sources are mainly sulphur, ammonia, different grades of pure phosphoric acid and caustic soda.

Sulphur prices increased during most of 2018 but started to moderate from November 2018. Average sulphur prices in 2018 (bulk crushed lump and gran CFR price China) were $154 per tonne, compared to $122 per tonne in 2017 and compared to $126 currently (according to CRU - Fertilizer Week Historical Prices, February 7, 2019). Market observers are forecasting that the downward trend will continue during the first half of 2019, mainly due to the weakening of the phosphates market.

During the fourth quarter of 2017, towards the expected termination of the long-term contract for the supply of pure phosphoric acid with the supplier Nutrien at the end of 2018, the Company signed a new contract with Nutrien which guarantees regular supply of this raw material through December 31, 2025. The terms of the new contract will result in a modest margin reduction; however, ICL expects that most of the margin reduction will be recovered via market pricing actions and/or cost reductions in other areas.

For the dairy protein business, securing organic quality raw materials (whole milk, skimmed milk and whey) is a key element of the operations. In order to secure the supply, there are long term agreements in place with all major suppliers, which are valid for the next 1–3 years.

Phosphate Solutions segment maintains inventories of sulphur, phosphate rock, green phosphoric acid and other raw materials in quantities that take into account the projected level of production based on consumption characteristics, supply times, distance from suppliers and other logistical considerations.

Sales, Marketing and Distribution

The Phosphate Solutions segment sells and markets its products worldwide. The primary markets of phosphate commodities products are Europe, China, Brazil, India, the United States and Turkey. Phosphate specialties products are primarily marketed to industrial, food and commercial customers in Europe, North America, South America and Asia. The marketing network is based mainly on an extensive internal marketing and sales organization and, to a lesser extent, on external distributors and sales agents.

The Phosphate Solutions segment extends credit terms to its customers according to the customary practice in their locations. The segment's sales are generally covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

Most of the segment's sales do not take place according to long‑term orders or contracts but are regularly ordered close to the time of supply. Accordingly, there is no significant orders' backlog.

The Phosphate Solutions segment ships its products from Israel to customers overseas by ships (mainly in bulk) that it leases in the global marine transportation market, which are loaded by using designated facilities in the ports of Ashdod on the Mediterranean Sea and Eilat on the Red Sea. The segment also has special port facilities for bulk loading in Amsterdam (the Netherlands) and Ludwigshafen (Germany). YPH JV sells most of its products in China and is preparing to provide a logistical solution to marine shipping outside China when it will be required.

The prices of phosphate-based fertilizers are determined in negotiations between the manufacturers and the customers and are affected mainly by the relationship between the market demand and the available supply at that date as well as the size of the customer and the period of the agreement. Prices for relatively long‑term contracts are not necessarily similar to spot prices (current/casual sales transactions).

Most sales of the phosphate specialties products are made under agreements with terms of one or two years, or through “spot” orders placed close to the date of supply. In addition, for these products framework agreements with specific customers exist, through which the customer may purchase up to an agreed maximum quantities of products during the term, on the basis of which the customer issues purchase orders from time to time.

For purposes of marketing and selling many of its products effectively, especially food products, Technical Sales and Applications personnel work closely with customers in order to tailor the products to the customers’ needs.

The strategy regarding phosphate specialties products is to maintain adequate inventories to ensure orderly supply to customers in light of the customers’ distance from the manufacturing locations and their demand for inventory availability, in conjunction with optimization of inventory storage costs. Therefore, portions of the finished product inventories are held in storage facilities in the destination countries.

Seasonality

The seasonal nature of demand for phosphate commodities products is usually characterized by higher sales in the second and third quarters than sales in the first and fourth quarters. In recent years, due to various influences on the timing of sales, primarily price fluctuations, the effects of seasonality have been reduced as compared to earlier periods.

The target markets of phosphate specialties products are not characterized by significant seasonality. However, the fourth quarter of the year is relatively weak due to the holiday season and customers’ destocking towards the end of the year.

Natural Resources Tax

The Law for Taxation of Profits from Natural Resources, which entered into effect on January 1, 2016. For additional information, see Note 17 to our Audited Financial Statements.

Innovative Ag Solutions Segment

The Innovative Ag Solutions segment was established on the foundations of ICL’s specialty fertilizers business. The segment aims to achieve global leadership by enhancing its global positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Latin America, India and China, by leveraging its unique R&D capabilities, vast agronomic experience, global footprint, backward integration to potash and phosphate and chemistry know-how, as well as seeking M&A opportunities. ICL is working to expand its broad product portfolio of controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers, slow release fertilizers (SRF) and straights (MKP/MAP/Pekacid).

The Innovative Ag Solutions segment develops, manufactures, markets and sells fertilizers that are based primarily on nitrogen, potash (potassium chloride) and phosphate. It produces water soluble specialty fertilizers in Belgium and the US, liquid fertilizers and soluble fertilizers in Israel and Spain, and controlled‑release fertilizers in the Netherlands and the United States. ICL's specialty fertilizers business markets its products worldwide, mainly in Europe, Asia, North America and Israel.

The segment will also function as ICL’s innovative arm, which will seek to focus on R&D, as well as implementing digital innovation.

In 2018, the sales of the Innovative Ag Solutions segment totaled $741 million, constituting approximately 13% of ICL's total sales (including sales to other segments), an increase of 7% compared to 2017 sales. The segment operating profit totaled $57 million, constituting 6% of the total operating profit attributable to the segments. For additional information, see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Results of Operations”.

Specialty fertilizers offer improved value to the grower compared to the use of regular fertilizers as they are more efficient, maximize yield and quality and require lower labor costs. The following pyramid presents the different fertilizer product lines – the high‑value products are usually accompanied by a higher price per tonne. ICL's Innovative Ag Solutions segment produces most of the high value products, except for potassium nitrate and calcium nitrate.

The Specialty Fertilizers business operates in 2 main markets:

Specialty Agriculture

This market includes high-value agricultural crops such as fruits and vegetables. Enhanced efficiency fertilizers are used and applied mainly in these crops. The use of specialty fertilizers in crops such as sugar cane can also be beneficial – subject to climate and soil conditions. The main market for ICL is related to the drip irrigation/fertigation market. This market is growing as the use of drip irrigation systems is growing across the globe. The use of enhanced efficiency fertilizers is growing due to their environmental and economic advantages, although such growth is still dependent on the price levels of crops and raw-material prices (e.g. urea, potassium and phosphorous).

Turf & Ornamental (T&O)

Ornamental Horticulture

The Ornamental Horticulture market consists of growers of outdoor ornamental plants (nurseries) and pot and bedding plants (greenhouses). The growers require high quality fertilization programs to grow plants at the quality level required by the garden centers, DIY (Do‑It‑Yourself) outlets and retail chains. The IAS segment has a large specialized sales force, advising growers on the optimal nutrition of the plants. ICL has a specialized distributor network in the Ornamental Horticulture market, and its main product lines for this market are specialty fertilizers such as CRFs (controlled release fertilizers) and WSFs (water soluble fertilizers) with well-known brand names such as Osmocote, Peters & Universol. In specific markets, such as North America and the UK, a range of unique plant protection products is also included in the proposals for growing healthy plants. In the UK, ICL is a leading company providing a total solution for the ornamental growers as it produces and markets unique, high-quality peat and growing media products under the brand name Levington Advance.

Turf & Landscape

The professional turf market includes the following user groups: golf courses green keepers, sport field grounds men, landscapers, contractors & lawn service

These groups demand high-quality inputs to secure strong, high-quality turf. The users require an integrated approach for keeping the turf strong and maintaining its health, without creating an environment that is conducive to the development of disease. There is an environmental need to limit the inputs and, therefore, an integrated approach of unique, high-quality products is needed. The most important inputs are (specialty) fertilizers (controlled release- and slow release fertilizers), grass seeds and plant protection products. ICL offers all three product lines in an integrated program. ICL has a dedicated and experienced team of unique professional grass experts, along with a distribution network serving its key markets, mainly in Europe and Asia.

Innovation

The IAS segment will function as ICL’s innovative arm, promoting innovation, developing new products and services as well as digital platforms and technological solutions for farmers and agronomists. The segment will drive collaborations with innovative technologies and its goal is to introduce and integrate new digital solutions for the agricultural world by utilizing, among other things, external knowledge and platforms.

The ICL specialty fertilizers business has grown substantially through both organic growth and M&A. Over the past few years, the business has proven its ability to successfully integrate businesses into its existing platforms (R&D, sales & marketing, distribution channels), such as:

•	Everris, a company that manufactures and sells high‑quality controlled‑release, slow‑release and soluble fertilizers,

•	Fuentes Fertilizantes, a leading company in Spain that manufactures and distributes liquid and soluble fertilizers, NPK compounds and conventional fertilizers,

•	ICL Belgium, a manufacturer of soluble NPK fertilizer components,

•	AmegA, which develops advanced solutions for water conservation.

•	YPH in China also manufactures specialty fertilizers, contributing to the business line’s growth in Asia.

Products

Specialty fertilizers are highly effective fertilizers that allow more precise feeding of plants for their major nutrients needs (nitrogen phosphorous and potassium) as well as secondary nutrients and micronutrients. These fertilizers allow efficient fertilizing through among others drip irrigation systems and foliar spraying, and help growers obtain higher yields and quality. These fertilizers include, among others, controlled release fertilizers (CRF), slow release fertilizers (SRF), soluble fertilizers and liquid fertilizers as follows:

•
Controlled‑release fertilizers (CRF) allow accurate release of nutrients over time. CRF’s have a special coating that allows prolonged release of nutrients over several weeks and up to 18 months - compared to regular fertilizers that dissolve in the soil and are immediately available. ICL Innovative Ag Solutions has leading global brand-name products such as, Osmocote, Agroblen and Agrocote. Osmocote is the most used controlled‑release fertilizers by ornamental growers worldwide. The brand is known to deliver high quality ornamental plants due to its consistent release of nutrients and unique patterned and programmed release technologies. ICL continues to invest in new technologies as well as field trials to test and confirm the high reliability of the release. During the past few years, ICL developed several new technologies such as the “Dual Coating Technology” (which optimizes the release to ornamental plants) and the “E-Max Release Technology” (a new coating technology with improved release characteristics, mainly for urea). Furthermore, ICL is also selling slow‑release fertilizers (SRF) which, due to their low solubility and hydrolysis, release nutrients slowly (generally up to a period of 2 months). Main market for this is in the Turf and Amenity market.

•
Soluble fertilizers, which are fully water‑soluble, and fully‑soluble NPK compound fertilizers, are commonly used for fertilization through drip irrigation systems to optimize fertilizer efficiency in the root zone and to maximize yields. These fully soluble fertilizers are also sometimes used for foliar applications. ICL's well-known brands for fertigation are Peters, Universol, Agrolution, NovaNPK and Novacid. ICL develops specific formulations for different applications and circumstances. There are specific formulations for specific crops, greenhouses and/or open fields, as well as for different water types.

•
ICL is also selling ‘Straight fertilizers’ which are crystalline, free‑flowing and high purity phosphorus soluble fertilizers such as MKP, MAP and PeKacid. PeKacid is the only solid highly acidifying, water soluble fertigation product that contains both phosphorus and potassium. The product is ideal for specific water conditions where an acidifying effect is required as well as keeping the dripping lines clean.

•
Liquid fertilizers are used for intensive agriculture and are integrated in irrigation systems (mainly drip systems). The product line includes mostly tailor‑made formulations designed for specific soil & water/climate conditions and crop needs.

•
Peat, a growing medium for various crops, where generally controlled‑release fertilizers and plant‑protection products are added too. Specific formulations of growing media are designed for specific plant needs, such as greenhouse bedding plants and outdoor nurseries. A well-known ICL brand is the “Levington” brand. Inclusion of growing media products in the portfolio in the UK allows ICL to offer an effective total solution to bedding and pot plant growers and nurseries.

•
Water conservation and soil conditioning products is a new product line developed by ICL's IAS segment. Water conservation products are used in professional turf to keep water in the root-zone. A key brand is H2Pro. These products significantly reduce irrigation requirements. This new technology is also used in agriculture to allow better water availability around the root-zone of the crops.

Production

ICL Innovative Ag Solutions’ principal production facilities include its plants in Israel (special compound fertilizers, liquid fertilizers and soluble NPK fertilizers), Spain (liquid fertilizers, and soluble NPK fertilizers), the United Kingdom (products for water conservation and peat incorporated in growing media), China (compound specialty fertilizers and soluble fertilizers), the Netherlands (controlled‑release fertilizers and fertilizer blends), Belgium (soluble NPK fertilizers) and the United States (controlled‑release fertilizers).

ICL Innovative Ag Solutions’ main manufacturing plants and marketing companies are set forth in the map below:

ICL Innovative Ag Solutions’ annual potential production capacity is approximately 300 thousand tonnes of soluble fertilizers, 450 thousand tonnes of liquid fertilizers, 110 thousand tonnes of controlled‑release fertilizers and 400 thousand M3 of peat. The potential production capacity of our various plants is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day, with the exception of a few days for planned maintenance and renovations. Actual production is usually lower than potential production capacity, due to unexpected breakdowns, special maintenance operations, lack of availability of raw materials, market conditions and seasonality in demand.

Competition

The Specialty Fertilizers’ market size is estimated at approximately $13 billion per year, accounting for about 4% of the total fertilizers market. According to the Company's estimation the market is growing at an average rate of about 6% per year.

The Specialty Fertilizers market is diversified, with a few global companies and many small to medium-size local producers. The market operates mainly on a local basis and most producers sell their products in nearby territories rather than globally. ICL’s specialty fertilizers business may be considered one of the largest global players in the specialty fertilizers market with production plants in Israel, Netherlands, Belgium, Spain, the UK, the USA and China.

The Capex needed for new production capacities is not considered high compared to the commodity fertilizers market. Nevertheless, in order for a new player to enter this market with different product groups, extensive knowledge is needed – both of chemical production and of agronomical know-how, as well as customer support capabilities. ICL focuses and relies on a worldwide experienced R&D team, allowing it to stay significantly ahead of the competition in many of the specialty-fertilizers product lines, especially in the controlled-release, water soluble and liquid fertilizers markets. ICL provides high-level professional support to customers by means of experienced and professional marketing and agronomist teams with strong customer relationships that have been developed over decades of service, and through the offer of an extensive product portfolio.

Besides ICL, other companies globally active in the specialty fertilizers market are: SQM, Yara, Haifa Chemicals and Compo. Other companies such as Nutrien and Koch (USA), Produquimica (Brazil) and Kingenta (China) are regional players.

ICL specialty fertilizers business benefits from the following competitive advantages:

•
A strong, efficient and integrated supply chain with in-house access to high quality raw materials, such as phosphate and potash, which is based on an extensive product portfolio and multi-location production.

•
Unique R&D and product development activities, creating a strong platform for future growth in controlled-release fertilizers, fertigation, foliar soluble fertilizers, enhanced nutrients, water efficiency and innovative next generation products.

•	Added value production process technology – custom-made formulations to meet our customers’ unique needs.

•	Highly skilled global agronomic sales team providing professional advice and consultation and Distributor loyalty.

•	Full product portfolio (one-stop shop).

•	ICL’s well-known and leading brands.

Raw Materials and Suppliers

The primary raw materials acquired from external sources are mainly KNO3, SOP, ammonia, NPK granules, Urea, KOH and coating materials.

On March 1, 2017, the District Court in Haifa (Israel) decided that the ammonia tank operated by Haifa Chemicals must be emptied no later than April 1, 2017, and that ships transporting ammonia are forbidden to enter Israel’s seaports. Ammonia is a raw material used for various purposes by ICL’s Innovative Ag Solutions, and is also sold to external customers as an end product and/or as ammonia derivatives. During 2017, the Company started to import ammonia in tanks and other nitric raw materials as alternative for ammonia imports in vessels until better alternatives will be approved by the Israeli Authorities. Where needed, ICL Innovative Ag Solutions is examining the production alternatives of the business-line in order to ensure continuous supply to the end customers. The total impact on the Company’s business results is not material. During 2018, the Company used isotanks to import ammonia for the production of all the required products and ammonia derivatives. During the year, imported ammonia costs decreased, mainly by optimizing supplier portfolio.

ICL specialty fertilizers business endeavors to hold inventories of the above raw materials in quantities that take into account the projected level of production based on consumption characteristics, supply dates, distance from suppliers and other logistical considerations.

Sales, Marketing and Distribution

The primary markets of the Specialty Fertilizers business line are the USA and Europe, particularly Spain and Israel, Asia, Australia and Brazil. The Specialty Fertilizers business line sells its fertilizer products primarily via a network of its own sales offices as well as sales agents throughout the world.

In general, the business model relies on brand-name, premium specialty products which are marketed by a strong agronomist sales network at the end‑user level, while sales are invoiced through distributor-partners which distribute the products exclusively or semi-exclusively. The technical sales force emphasizes the agronomic advantages of the specialty products to the end users (farmers, growers of containerized plants, golf courses, etc.) and provides advice to and training of distributor sales representatives.

Most of the specialty fertilizers business sales are not made by means of contracts or long‑term orders but, rather, through current orders made close to the supply date. Accordingly, there is no significant orders’ backlog.

Prices are determined via negotiations between ICL and its customers and are affected mainly by the relationship between market demand and the business line’s production cost, as well as by the size of the customer and terms of the agreement.

ICL Innovative Ag Solutions grants credit terms to its customers according to customary practices in their respective locations. ICL Innovative Ag Solutions credit sales are generally covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

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

Corporate Responsibility, Sustainability and Donations

The Company applies an overall policy of corporate responsibility and sustainability that seeks to integrate social, economic and environmental considerations into all of our business activities. This policy includes responsible management and continues improvement in all sustainability fields: reducing environmental impacts; health and safety; product stewardship throughout the entire product life cycle; responsible use of natural and land resources; advanced mine reclamation; fair employment; business ethics; community contribution; transparency and additional fields. For additional details on our practices and performance in all sustainability fields, see “ICL Corporate Responsibility Report 2017” in our current report on Form 6-K (File no. 001-13742) furnished to the SEC on December 31, 2018. In addition, the Corporate Responsibility web-report (which constitutes the aforementioned report), is available on ICL's website. Neither this current report on Form 6-K nor our website is incorporated by reference into this Annual Report.

ICL has a policy of involvement and investment in the society and the community, which was formulated and approved by its Board of Directors in 2001 and was revised in 2014. Each activity and donation is executed in accordance with the policy and is reviewed by the relevant authorized parties according to the type and amount of the donation.

ICL focuses its cooperation with the community and its involvement on the communities in and outside of Israel from which its employees come and within which it operates. ICL's main activities are in communities in Israel's southern region, namely: Dimona, Yerucham, Beer Sheva, and the Bedouin settlements in the South. ICL focuses its activities on life sustenance areas (e.g., the society, economy and environment), education and excellence of students in the science area (with emphasis on chemistry), strengthening of the local communities through performance of various social projects for the benefit of the local residents and support of underprivileged populations and those having special needs.

ICL’s charitable contributions in 2018 totaled approximately $5 million. This amount does not include the numerous volunteer hours of the employees, partly at the employer’s expense.

Regulatory and Environmental, Health and Safety Matters

ICL is a mining and chemical company. Some of its products are defined as hazardous substances and are potentially harmful to the environment and to the health and safety of the public if not managed properly. This applies also to effluents, air emissions and waste that are generated during production of some of the products. These substances can cause pollution that necessitates remediation, clean up or other responsive actions. In addition, some of ICL’s products may be hazardous to those who are exposed to them during their production, transportation, storage or use. The Company operates in accordance with environmental, health and safety regulation.

The Company routinely invests in capital projects in the areas of environmental protection, health and safety, and also incurs current costs in connection with these matters. In 2018, ICL spent approximately $121 million on environmental matters, of which approximately $47 million were capital projects in property, plant and equipment and approximately $74 million were current expenses. ICL is continuing to invest in order to reduce its impact on the environment. In order to comply with the Israeli Clean Air Law and the emission permits, over the next few years the Company will make significant capital investments in the areas of environmental protection. For more information, see "Air Monitoring and Treatment— Rotem” below. The Company estimates that in 2019, it will spend approximately $171 million on environmental protection matters, of which approximately $101 million will be capital projects in property, plant and equipment while approximately $70 million on current expenses.

Industrial production in general, and the chemicals industry in particular, requires taking special precautionary measures to maintain a safe and healthy work environment. Some of ICL’s products, raw materials and production processes represent a potentially high risk to anyone who deviates from the required professional safety standards or from the mandatory means of safety. ICL invests considerable efforts to ensure that it complies with the requirements of the authorities and acts in accordance with their instructions.

To ensure the safety of workers and others in its plants, ICL seeks to comply with strict occupational safety and health standards prescribed by local and international laws and standards. ICL invests extensive resources in training and mentoring, as well as other safety measures, in order to continually improve occupational safety and health and prevent accidents. ICL is continuing to enhance its procedures and measures and aims to become a leader in safety and environmental performance.

Regulations addressing environmental and other issues, which may have an impact on ICL’s activities:

The Company makes an ongoing and consistent assessment of the risks of its new products prior to entering them into commerce. In addition, existing products undergo an evaluation process at every stage in their production process and supply chain. ICL invests resources to develop sufficient information and data with respect to its products in order to create a full characterization of their safety features with reference to human health hazards and environmental threats.

New Fertilizer Regulation

The new future European Fertilizers Regulation, which is still in progress, will require fertilizer producers to monitor new contaminating elements in fertilizer products and for this purpose, additional analytical and monitoring methods will be incorporated to comply. In addition, pursuant to the new Law, fertilizer producers will have to demonstrate the ability to track their products to ensure the quality thereof in the production and supply chain.

In Europe the legislative process for the New Fertilizer Regulation ("NFR") is still in progress. The negotiators of the EU Parliament, Council and EU commission have made a compromise text which was approved by the Coreper (Committee of the Permanent Representatives of the Governments of the Member States to the European Union). Further approvals are needed (e.g. from the Parliament) before it is finalized. Fertilizers Europe (the branch organization of major fertilizer manufacturers in Europe), of which ICL is a member, expects that the NFR could be implemented from September 2019.

The NFR has a broad scope from all types of fertilizers, liming materials, biostimulants, growing media, soil improvers, inhibitors and blends of these materials. The impact to ICL will be considerable. Not only the labelling of products will need to change and the way to assess conformity, but also new tolerances and levels of contaminants are included in the NFR. Especially the level of cadmium for phosphate containing fertilizers was a point of long discussions. The current version is requiring a maximum cadmium level of 60 mg/kg P2O5 which was the level supported by the majority of the European fertilizer industry. Also for the polymer coatings on controlled release fertilizers very challenging biodegradation requirements are included in the NFR. If the criteria are not met in 7 years, it will not be possible to sell controlled release fertilizers using today's coatings as EC fertilizers. In addition, proposal requested by the EU commission to ECHA will likely influence the polymer coating for controlled release fertilizers. This proposed restriction was published in January 2019 by ECHA and will be open for public consultation.

Limitations, regulation and registration on the use of products under the Industrial Products segment

Various countries are assessing possible limitations on the use of specific chemicals. Below are details regarding the main proceedings known to the Company as of the date of this Annual Report.

•
Tetrabromobisphenol A (TBBPA) flame retardant, is under review as part of the Chemicals Regulation in Europe (REACH). The results of the review are expected in 2021. During 2018, TBBPA was nominated for review under the European directive on the restriction of the use of certain hazardous substances in electrical and electronic equipment (RoHS). The assessment is expected to be completed by the end of 2019. In October 2018, the California Office of Environmental Health and Hazard Assessment (OEHHA) added TBBPA to the Proposition 65 list, this process does not have a significant impact on the Industrial Products segment.

•
Hypobromous Acid (HOBr): The Netherlands has filed a Registry of Intent (ROI) to the European Chemicals Agency (ECHA), with a proposed classification of HOBr as a reproductive toxin category 1B under the Classification, Labelling & Packaging (CLP) EU Regulation. HOBr is the active biocide formed from a few products of the Industrial Products segment. If this proposal will be accepted and becomes officially binding, it may have significant implications on the bromine-based biocidal products in the EU.

•
Ammonium Bromide: Sweden has filed a dossier supporting proposed classification as reproductive toxin category 1B under the Classification, Labelling & Packaging (CLP) EU Regulation. If this proposal will be accepted and becomes officially binding, it may have significant implications on the bromides use in the EU (biocides and as chemicals).

•
Biocides: in a number of countries, a biocidal substance and any product containing it must be registered prior to import or sale in those countries. Sale is limited to those commercial uses for which registration has been granted in a given country. The registration is generally for a limited time and needs to be renewed in order to continue selling. In the EU, biocides are regulated by the Biocides Products Regulation (BPR) under the EU Chemicals Agency (ECHA). All of the Industrial Products segment's biocide registration submissions under the BPR are currently in the stage of evaluation by the relevant Member State performing the review.

On November 29, 2017, the European Commission published its delegated regulation, setting out the criteria for identifying endocrine disrupting chemicals (EDCs) under the EU Biocides Products Regulation (BPR) in the EU Official Journal, and it entered in to force on June 7, 2018. BPR is the first regime to apply the ED criteria, however, it will become applicable across sectors of EU law, such as REACH, cosmetics, and food contact materials. It is to be expected that some of ICL's biocides and other chemicals might be identified as ED, and as a result might be affected by various regulatory restrictions.

Biocides have also specific regulatory requirements, depending on the specific use, in many other countries. ICL has registered all its biocides under the USA FIFRA (Federal Insecticide, Fungicide and Rodenticide Act) and in all relevant states in the US and maintains full compliance under this law. ICL also registers its biocides as needed in all target markets as required by the local regulations.

•
Additional specific products of the Industrial Products segment are in the process of evaluation under the Chemical Regulation in the EU (REACH), For some products, there are draft or final decisions by ECHA to perform more studies, a process that will take a few years until the evaluation is completed.

Chemicals Regulation and Registration

Europe

REACH

A regulation setting up a framework for registration, evaluation, authorization and restriction (REACH) of chemicals in the European Union became effective as of June 1, 2007. The regulation applies to both chemicals already on the market, as well as to new chemicals. The regulation is being implemented gradually, between 2008 and 2018, under the authority of the ECHA (European Chemicals Agency). The regulation covers chemicals not regulated under other specific regulations in the EU (e.g. pesticides, biocides, food, pharma, etc.).

Pursuant to this legislation, manufacturers and importers of chemicals in the European Union are required to register each chemical above one ton per year. For each chemical a Lead Registrant is assigned, who produces a joint dossier with data on the chemical. Other registrants are co-registrants, who are required to produce a short dossier with company‑specific information and share the cost of the joint dossier. The amount and content of the information submitted in the dossier depends on the volume of production and/or sales in the EU, and the nature of the product in terms of its effect on health and the environment. Some of the products will undergo a thorough chemical evaluation by the ECHA and by a Member State based on the information that has been submitted. As part of the process, ECHA regularly publishes and updates a list of substances defined as “Substances of Very High Concern” (SVHC). The process defines, later on, substances which are candidates for authorization. Such authorization will only be granted on the basis of quantified evidence relating to management of the product with regard to health and environmental aspects, a lack of appropriate alternatives, and a socio‑economic evaluation. An authorization will be granted to a substance defined as SVHC for a specific use(s) and for a limited period of time. It is expected that for such substances, alternatives will be developed and introduced to the EU market.

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

All ICL segments are implementing REACH and are registering their chemicals as required by law. ICL has submitted applications for registrations for all the chemicals relevant for its businesses in EU (production and sale) within the timetables set in the law. ICL has also volunteered to lead and prepare a large number of joint dossiers for the entire industry (as a Lead Registrant).

As at the date of this Annual Report, there are several substances which are under evaluation by the Authorities, some of which have been listed as Substances of Very High Concern (SVHCs). For more details, see “Item 4 - Information on the Company— B. Business Overview—Regulatory and Environmental, Health and Safety Matters — Limitations on the Use of Flame Retardants and Other Products”.

CLP Regulation

Another important regulation in the EU is the CLP regulation (Classification, Labeling and Packaging of substances and mixtures), that entered into effect in the European Union in December 2010. Under this regulation the European Chemicals Agency (ECHA) is reviewing classifications of substances and mixtures. An outcome of a severe classification may have an impact on a specific product's market in the EU and even lead to additional implications outside of Europe.

USA

The Toxic Substances Control Act of 1976 (TSCA), addresses the production, importation, use, and disposal of specific chemicals in the USA. The TSCA is administered by the US Environmental Protection Agency (EPA) that regulates the introduction of new and existing chemicals.

During 2016, the TSCA was reformed and some new requirements were implemented. One of the significant changes is the inventory reset rule, which required all manufacturers and importers to the USA to submit a report of all non-exempt substances imported or manufactured for commercial use during the years 2006-2016. This report is in order to ascertain the substances which will be classified as "Active" or "Inactive" in the TSCA inventory. ICL completed the submission prior to the deadline of February 2018.

Asia

K-REACH

On March 20, 2018, Korea’s Ministry of Environment (MoE) announced amendments to Act on Registration and Evaluation etc. of Chemicals (known as K-REACH), which has entered into force on January 1, 2019 and is similar to the EU REACH.

K-REACH includes registration requirements for all substances manufactured or imported into Korea above defined thresholds, at defined timelines, similarly to EU REACH. Basically, registration timelines for K-REACH are volume based, starting December 31, 2021, and ending December 31, 2030 (registration grace period for existing substances above 1 ton).  Some substances or uses (e.g. R&D substances, export only, polymer of low concern) are exempt from registration. However, a confirmation on exemption must be applied for.

Strict penalties are to be imposed on the manufacture, import, or sale of hazardous chemicals without registration.

ICL is getting prepared by collecting information towards the incoming pre-registration step, which is the first stage of K-REACH regulation, that starts on January 2019 and ends on June 2019. Completion of this step will allow continuation of ICL sales to Korea, to be subsequently followed by full registration processes.

Air Quality

Climate Change and Greenhouse Gas Issues

Climate change is of increasing concern to governments, non‑governmental organizations, and the general public. Increasing regulation of greenhouse gases (“GHGs”) could impact ICL’s operations by requiring changes to its production processes or increasing raw‑material, energy, production and transportation costs. ICL is striving to become a leader in reduction of emissions, in general, and GHG emissions, in particular. The Company has therefore set a target of reducing 30% of the base year 2008 emissions, by 2020.

ICL’s reduction efforts include a strategic conversion of its main plants to the use of natural gas, utilization of new technologies to reduce production emissions, and comprehensive energy efficiency initiatives. The combined result of these efforts has resulted in a 23% reduction in the GHG emissions of ICL between 2008 and 2017. This reduction constitutes 77% of our planned reduction target by 2020. It should be noted that excluding ICL’s acquisition of YPH JV, the Company has already surpassed it’s 30% reduction target.

The total ICL global GHG emissions for 2017 are 3,225,551 tonnes CO2e (Scope 1‑ 1,908,948 tonnes CO2e, Scope 2- 1,138,502 tonnes CO2e, Scope 3- 178,101 tonnes CO2e). The 2018 emissions will be finalized after the publication of this annual report. The Company currently expects a decrease in total emissions in 2018, with the full operation of the new Sodom power plant, supplying less-carbon intense electricity to ICL's sites in Israel.

In addition, ICL promotes the development of new products that contribute to reduction of GHG emissions and up to now has analyzed the carbon footprint of over 60 of its products.

ICL annually reports its emissions data and its efforts in the climate change field to the CDP (Carbon Disclosure Project), a non-profit leading organization in the greenhouse gas (GHG) emissions reporting field. For its 2018 report, ICL has received a general CDP ranking of "B", which is tied for second place among global fertilizer companies. Also in 2018, for the CDP's new second sub-score, the Supplier Engagement Rating (SER), ICL has received the maximum score of "A". Only 120 of 5000  (2.5%) reporting companies achieved this score. ICL is the only fertilizer company and the only Israeli company, to make this "A" list.

This achievement reflects the enhancement of ICL's sustainable procurement practices in recent years. In October 2018, ICL has also joined the TFS (Together For Sustainability) initiative, a global supplier sustainability initiative which will enable our global procurement organization to enhance its engagement with the supply chain and increase ICL's confidence in the good practices of its suppliers.

Israel

The Israeli Clean Air Law – Air Emission Permit

The Clean Air Law addresses, inter alia, fixed sources (including the Company’s plants) and is intended to serve as a platform for implementing the IPPC directive that was adopted by the European Union in 1996.

As of the date of this Annual Report, all ICL’s plants in Israel have received air emission permits. The air emission permits include provisions regarding the application of the Best Available Technologies (BAT), as well as provisions with respect to monitoring, control and reporting to the Ministry of Environmental Protection. The Company is taking steps to implement a plan to address the requirements of the air emission permits in coordination with the Ministry of Environmental Protection.

Examinations made by the Ministry of Environmental Protection in ICL Magnesium’s plant indicated that there are alleged discrepancies between the values measured in a number of stacks compared with the requirements provided in the emission permit. The plant was summoned to a hearing and clarification of the matter. As at the date of the report, it is not clear whether the findings relating to the plant are reliable and the matter was addressed with the Ministry’s personnel during the hearing. Notwithstanding the said uncertainty, in order to ensure compliance with the required values, the plant has initiated three projects for dealing with emissions. All were completed by December 31, 2018. Furthermore, ICL Magnesium initiated the installation of additional system to reduce the level of emissions in the plant's main stack, the completion of which is expected in the coming years.

In 2016, ICL Rotem received a new emission permit, as part of the Clean Air Law, requiring compliance with more strict conditions than the ones in the previous permit. In order to meet the requirements set in the new emission permit, ICL Rotem began implementing a multi-year plan for several projects. During 2017 and 2018, ICL Rotem was summoned to an administrative hearings in the Ministry of Environmental Protection, in connection with alleged violations of its emission permit. At the publication date of this report, no additional enforcement steps had been taken by the Ministry. Nevertheless, ICL Rotem is taking action to address the above mentioned deviations as part of the multi-year plan, including the implementation of the provisions of the Clean Air Law, in accordance with disscussions with the Ministry of Environmental Protection regarding the implementation of the law.

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

Rotem - In September 2016, plants at Mishor Rotem received an emission permit pursuant to the Israeli Clean Air Law. The Company is striving to implement the requirements of the permit. During 2017, the Company filed an appeal for changing 46 permit tasks. The Ministry of Environmental Protection (MOE) agreed to change 43 of them and a final permit was received in July 2018.

Until December 2018, the Company has completed 50 of the 180 specific tasks required by the Clean Air permit. In the second half of 2018 the Company conducted two risk assessments by external experts regarding the ability to execute all of the Clean Air tasks on time. The risk assessments focused on the safety and technical issues of implementing the large number of tasks according to the timetable. The risk assessments show that Rotem cannot implement the Clean Air requirements safely and with reasonable quality in the permit defined time line. After the risk assessments were completed the Company started a new negotiation, now ongoing, with the MOE in order to reschedule the implementation period.

During 2018, the sulphuric acid plant replaced and upgraded a catalyst system in order to reduce specific emissions by more than 30%.

In Rotem, there are on-fence monitoring systems that report on-line parameters to the environmental authorities. The monitoring systems are in the final stage of receiving ISO 17025 permit.

Fertilizers & Chemicals (F&C) - ICL’s Haifa factory in Israel was converted to natural gas during 2018. This is conducted as part of ICL’s shift to environmentally-friendly energy sources throughout its facilities.

DSW - In the area of the Sodom Industrial Zone, Dead Sea Works operates three air quality monitoring stations, pursuant to the Clean Air Law. The data, which is measured on a continuous basis, is automatically sent to the Internet site of the National Monitoring Center of the Ministry of Environmental Protection, which is accessible to the general public. The main production facilities of Dead Sea Works in Sodom have been fully converted to natural gas and are connected to the gas transport network.

During the third quarter of 2018, the new power plant in Sodom became operational. The power plant is expected to reduce energy costs and is more environmental friendly.

DSM - The production facilities of the Dead Sea Magnesium plant produce mainly inorganic emissions. Some of the exhaust stacks are monitored in accordance with the directives in the emission permits issued to the Company. In the Dead Sea Magnesium plant, detectors were installed that send on‑line computerized warnings to the environmental authorities.

Neot Hovav - the Industrial Products segment operates advanced monitoring and detection methods to identify malfunctions in its plants’, such that before a malfunction occurs the facility's manufacturing activities are halted, and thus steps are taken to minimize uncontrolled emissions according to the laws and the conditions set out in its business license, its poisons permit, and its emissions permit. In addition, integrated pollution prevention and control (IPPC) methodologies are also applied, which provide guidance regarding all of the techniques for preventing and monitoring emissions into the environment. The main actions taken by the Industrial Products segment in the area of air quality are: investments were made in the production facilities in order to improve recycling and recovery of solvents and other organic materials emitted into the air via activated charcoal systems, in order to achieve reduction of the amount of these materials emitted into the air; investments were made in catalytic oxidizing technologies that reduce volatile organic compound emissions and comply with advanced values in accordance with the BAT (Best Available Technique); investments were made in the installation and upgrading of absorption systems in the inorganic systems; investments were made in the installation and upgrading of filters to prevent emissions of particles from the solids’ handling systems; sealing of diffused emissions in the loading and unloading areas was made; ongoing work is being executed for the LDAR (Leak Detection and Repair) program – control and treatment of fugitive emissions with the assistance of a European company.

During 2018, Periclase installed an air emissions treatment facility for the Magnesia manufacturing process.

Europe

Air Emission

In Europe, emissions are regulated under the EU IED – Industrial Emission Directive. Preventive measures and Best Available Technologies (BAT) are applied. Emission limit values for relevant substances are included as part of our authority approvals. There are rules guaranteeing protection of air, soil and water. In Europe, relevant emissions control is conducted by authority inspection, through independent technical supervisory associations and by self-inspection. ICL plants falling under the European SEVESO directive conduct regular safety inspections and prepare reports.

Relevant potential sources for emissions are registered and controlled also by the authorities on a regular basis. If required, on-line-monitoring systems are installed. In addition, investments were made in the installation and upgrading of filter, separation and absorption systems in order to keep the air emission limits.

ICL Boulby’s air emissions are permitted under the Environmental Permitting Regulations (England and Wales) 2010 (as amended), and regulated by the Local Authority and the Environment Agency. As required within these permits, the emission sources are monitored both periodically and continuously, and results are reported as required by the regulators.

European Plan for Trade in GHG Emissions

The European Union, as a party that signed the Kyoto Protocol (the framework treaty of the United Nations for dealing with climate changes), has agreed on a mandatory target for reducing the emissions of greenhouse gases. The main tool for achieving the reduction targets is the EU Emissions Trading Scheme (“ETS”), which was launched on January 1, 2005. In the first and second phases of the ETS, the European countries agreed that every industrial company that emits GHGs above the agreed minimum threshold is required to report its emissions and to limit them to the gradually decreasing periodic quota. In addition, companies were allowed to realize a monetary gain or benefit by trading and selling unused emission permits (or ‘carbon allowances’). The third phase of the ETS commenced on January 1, 2013 and will run up to December 31, 2020. This phase includes a further decrease in the free allocation of carbon allowances to all industrial companies. Some of ICL's largest sites in Europe are participants in the ETS, and therefore receive annual carbon allowances ("EUA's") and are then obligated to emit up to the annual allowances and/or purchase extra EUA's. Unused allocated EUA's can be sold. In 2018, ICL sold some surplus EUA's from its UK Boulby site. ICL is closely monitoring the developments and emission allocation policies of the ETS and is taking them into account when establishing/purchasing new sites in Europe and when considering potential significant expansions of existing sites.

Americas

Air emissions in the Americas are managed through operating permits issued by the relevant agency responsible for each individual site. In the United States, air permits are issued under the authority of the US EPA’s Clean Air Act. In Mexico, air emissions are managed through the site’s single environmental license or the LAU issued by SEMARNAT. In Brazil, air emissions are managed under the site’s operation license issued by the Sao Paulo State environmental agency – CETESB.

Air pollution control equipment is employed throughout the region to ensure that ICL’s facilities comply with the emission parameters established by the regulators. Continued maintenance of pollution control equipment and improvement of control efficiencies is the focus.

China

The phosphate plant in China is tested once every six months by the Center for Environmental Protection regarding gas emissions. In the phosphate plant, the Company has adapted its facilities by means of installation of systems monitoring gas emissions in order to comply with local regulations and regulatory schemes. The plant is in compliance with all the laws and regulations. In 2017, the ammonia complex, which was located near the residential area proximate to the plant, was moved to the plant’s premises.

Energy

The European Energy Efficiency Directive (EED)

The latest Energy Efficiency Directive of the European Union came into effect on December 4, 2012. The requirements in the Energy Efficiency Directive must be implemented by companies operating in the European Union. The Energy Efficiency Directive provides a joint framework to advance energy efficiency in the European Union in order to achieve the European Union’s energy goals by 2020. These goals include the reduction of GHG emissions by 20% compared with the levels in 1990, an increase in the rate of consumption of renewable energy sources to 20% of the total energy consumption and an improvement in energy efficiency by 20%. Accordingly, all countries that are members of the European Union are required to increase the efficiency of their energy consumption in all stages of the energy chain — conversion, transportation and final use. ICL is developing and adopting strategies and procedures at all of its European plants to comply with the local interpretations of the Directive.

Natural Gas

In 2012 the Company signed agreements for supply of natural gas to the Group’s manufacturing facilities in Israel with the “Tamar” reservoir. On December 5, 2017, ICL signed an agreement with Energean Israel Ltd. for the supply of up to 13 BCM of natural gas over a period of 15 years, amounting to approximately $1.9 billion. On November 2018, all conditions precedent to the agreement with Energean have been met. The signing of this agreement marked an important milestone for securing a consistent supply of gas to the Company’s facilities in Israel at a competitive price in relation to current gas supply agreements.

In February 2018, the Company entered into two supply agreements with the “Tamar" and “Leviathan” reservoirs to secure the gas supply needs of the Company until the end of 2025 or until the entry of the “Karish” and “Tanin” reservoirs into service (Energean) ‑ whichever occurs first.

The increased use of natural gas in ICL’s facilities has significantly reduced emissions of air pollutants in the area surrounding our facilities, improved the quality of the output, reduced maintenance expenses and has led to a significant monetary savings due to the transition from the use of more expensive fuels.

For more information, see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Principal Factors Affecting our Results of Operations and Financial Condition”.

Liquid, Solid Waste and Land Contamination

During the production processes at ICL’s facilities, industrial solid waste and wastewater are produced. According to the discharge permit, wastewater is channeled into water sources or evaporation ponds. The various production sites have adapted their treatment systems to the standards applicable to them.

Israel

Rotem – At the Rotem site, a master plan for treating waste is being implemented with the principal goal to reduce the effluent quantities, turning part of the effluents into products, recycling the wastewater, reducing the water consumption, treatment of wastewater and neutralization and restoration of the wastewater ponds, including the wastewater caused by the air emmision purificatio process required by the Israeli Clean Air Law.

As part of the liquid and solid waste treatment, Rotem site is treating the gypsum waste by ponds and storage. In June 2018, the new Pond 5 started to operate. The Company started reclamation planning for gypsum ponds 1 through 4 that were used by Rotem in the past. In October 2018, the Court approved a settlement agreement between ATD (Adam Teva V’Din - Israeli Association for Environmental Protection) and the Company. Based on the agreement, Rotem will submit a plan for building a future gypsum pond on the west side of road 258. In addition, to the authorities' request, Rotem will submit an alternative location. The final location will be determined based on a full environmental survey, that will be held in the first half of 2019. For additional information, see Note 20 to our Audited Financial Statements.

The Company has conducted several pilots for wastewater recovery for the plants of WPA, MGA and fertilizers.

In 2017, as a result of a partial collapse of a dyke in Pond 3 in the plants of Rotem Amfert Israel, a leak occurred into Ashalim stream. Rotem Amfert Israel takes intensive action to restore the stream, in full cooperation with the relevant authorities. For additional information, see Note 20 to our Audited Financial Statements.

Fertilizers & Chemicals (F&C) – In ICL Haifa facility, several biological pilots and other pilots were conducted to find possible solutions for compliance with the standards covering treatment of the facility’s wastewater flowing into the Kishon River, as directed by the Inbar Committee. After careful considerations, the solution that was chosen and approved by the authorities is to drill to the underground water zone in order to channel the treated wastewater into the underground water. The investment expected to be carried out during 2019.

Neot Hovav - At the Bromine Compounds plant a sanitary facility for independent treatment of the sanitary effluents is operated. The treated wastewater is sent as an input feed into the cooling towers. In addition, a facility was constructed for treating industrial wastewater, which includes a transmission system, physicochemical unit, MBR (Membrane Bio Reactor) unit and evaporation ponds. The system was built according to a US standard, which includes leakage monitoring and air monitoring. In 2013, construction of the evaporation ponds was completed, and all the plant’s wastewater is presently being pumped into these evaporation ponds.

Pursuant to the requirements of the Ministry of Environmental Protection, in the coming years ICL is required to treat the existing hazardous waste (historical), which is stored on a special site on the facility's premises (Area 14) in coordination with the Ministry of Environmental Protection, as well as the ongoing waste that is produced in the facility's present manufacturing processes. The treatment is partly through a combustion facility, which recovers hydro-bromine acid, while part of the waste will be sent to an outside source for treatment. The total provision for waste treatment amounts to about $56 million.

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

In Spain, a multi‑year program is underway to restore salt piles while paying close attention to the issue of wastewater drainage and sludge treatment. In 2015, in accordance with the provisions of the Spanish Waste Management regulation, ICL Iberia submitted to the Government of Catalonia a mining site restoration plan for the two production sites Suria and Sallent, which includes a plan for handling the salt piles and dismantling of facilities. The restoration plan for the Suria site is scheduled to run up to 2094, whereas for the Sallent site up to 2070. In June 2018, the new restoration plan was approved. For additional information, see Note 20 to our Audited Financial Statements.

Americas

The liquid and solid wastes in the Americas sites are managed under country and state specific regulatory requirements. In the USA, solid and hazardous wastes are regulated under the US EPA’s Resource Conservation and Recovery Act. In Mexico, waste is managed through the site’s single environmental license or the LAU issued by SEMARNAT. In Brazil, waste is managed under the site’s operation license issued by the Sao Paulo State environmental agency – CETESB.

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

Land contamination

All of the Company's plants in Israel have conducted historical land surveys, based on a demand received as part of the conditions for receipt of a business license regarding an integrated arrangement, submitted them to the Ministry of Environmental Protection and are awaiting the Ministry's instructions.

At the Sodom site, historical crude oil contamination has been found near the operational salt reservoir. ICL Dead Sea submitted a plan to the Ministry of Environmental Protection for treatment at the site and is awaiting the Ministry's instructions.

In addition, a groundwater study in ICL Dead Sea’s old power stations’ contaminated fuel tank farm showed no groundwater contamination; however, soil rehabilitation is expected in the future. At the old gas station, boreholes were drilled and diesel fuel is being pumped from the contaminated groundwater.

Furthermore, the implementation of a multi‑year master plan to prevent ground pollution by fuels or oils at our Rotem sites was completed.

Hazardous Substances

Israel

As part of ICL’s operations, it produces, stores, transports, and uses materials that are defined as hazardous materials according to the Israeli Hazardous Substances Law, 1993. Handling such substances requires a special permit ("poisons permit") that is renewed annually. All ICL companies have poisons permits as required by law and they operate according to the special conditions defined in these permits. Leakage or loss of control of these materials could cause an environmental incident and cause damage to people and/or to the environment. ICL takes measures to prevent such occurrences, and, at the same time, it prepares for such occurrences by means of emergency teams and appropriate equipment for dealing with these types of events.

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

D. PROPERTY, PLANT AND EQUIPMENT

The Company operates production facilities in its worldwide locations, including the following:

•
Israel: under the Israeli Dead Sea Concession Law, 1961, as amended in 1986 (the “Concession Law”), we have lease rights until 2030 for the salt and carnallite ponds, pumping facilities and productions plants at Sodom. We have other production facilities in Israel, situated on land with a long‑term lease, including the plants at Mishor Rotem, the Oron and Zin sites of Phosphate Solutions segment (Oron is under an extension process), production facilities at Naot Hovav of Industrial Products segment (leased until 2024-2048), as well as production, storage and transportation facilities together with chemicals and research laboratories at Kiryat Ata that belong to Innovative Ag Solutions segment (leased until 2046-2049). We also use warehouses and loading and unloading sites at the Ashdod (leased until 2030) and Eilat ports (negotiations are underway to extend the agreement).

•	Europe:

Germany: the production plants of Phosphate Solutions segment are at Ludwigshafen, Ladenburg and Hemmingen (Hagesüd). The production plants of Industrial Products segment are at Bitterfeld. All the plants are owned by the Company.

The Netherlands: the production plants of Industrial Products segment at Terneuzen are owned by the Company. A facility of Phosphate Solutions segment in Amsterdam held under a lease until 2034 (or under certain conditions up to 2044) and a production facility in the southern Netherlands is located on land that is partly owned by the Company and partly held under a long‑term lease.

Spain: the concessions at the potash and salt mines are held under the concession agreements described below. The potash and salt production plants, and the warehouses, as well as the loading and unloading facilities of the Potash segment at Catalonia, are owned by the Company. Innovative Ag Solutions segment also owns a liquid fertilizer and soluble fertilizer production plant in Totana, owns another plant for mixing solid fertilizers in Cartagena and has a concession in Cartagena port until 2024.

The United Kingdom: the rights to the polyhalite and salt mines are held under the concession agreements described below. The polyhalite and salt production plants and the warehouses of the Potash segment in Cleveland are owned by the Company. The warehouses and bulk loading and unloading facilities at the port are leased until March 2034. Two peat moors of Innovative Ag Solutions segment are owned by the Company and one is leased. In addition, Innovative Ag Solutions segment owns a plant for producing growing media in the north of the United Kingdom and another plant in Daventry for producing liquid plant nutrition products.

Belgium: Innovative Ag Solutions segment owns a production facility in Grobbendonk for producing water soluble fertilizers.

Austria: the dairy protein production plant of Phosphate Solutions segment at Hartberg (Prolactal) is owned by the Company.

•	North and South America:

United States: the production plants of Industrial Products segment in West Virginia are mainly owned by the Company. The production plants of Phosphate Solutions segment in Lawrence, Kansas and St. Louis, Missouri are owned by the Company. The production plants of Innovative Ag Solutions segment in South Carolina are operated under leases ending in 2025.

Mexico: the production plant of Phosphate Solutions segment at Nuevo León is owned by ICL.

Brazil: the production plants of Phosphate Solutions segment at Sao Jose dos Campos and Cajati are leased by the Company.

•	Asia:

China – phosphate rock mining rights in Haikou Mine are derived from mining licenses that are described below. The scrubbing plant is owned by the Company and situated on leased land.

The following table sets forth certain additional information regarding ICL’s principal properties as at December 31, 2018.

Property Type	Location	Size (square feet)	Products	Owned/Leased

Plant	Mishor Rotem, Israel	27,094,510	Phosphate Solutions products	Owned on leased land

Plant	Mishor Rotem, Israel	10,763,910	Industrial Products products	Owned on leased land

Plant	Neot Hovav, Israel	9,601,591	Industrial Products products	Owned on leased land

Plant	Zin, Israel	8,484,123	Phosphate Solutions products	Owned on leased land

Plant	Kiryat Ata, Israel	6,888,903	Innovative Ag Solutions products	Leased

Plant	Oron, Israel	4,413,348 (not including phosphate reserve)	Phosphate Solutions products	Owned on leased land

Plant	Sodom, Israel	13,099,679 (not including ponds and Magnesium factory)	Potash products	Owned on leased land

Plant		4,088,800	Magnesium products (Potash segment)	Owned on leased land

Plant		2,326,060	Industrial Products products	Owned on leased land

Conveyor belt		1,970,333	Transportation facility for Potash	Owned on leased land

Pumping station		920,314	Pumping station for Potash segment	Owned on leased land

Plant		667,362	Industrial Products products	Owned on leased land

Power plant		645,856	Power and steam production for Potash segment	Owned on leased land

Warehouse and loading facility	Ashdod, Israel	664,133	Warehouse for Potash and Phosphate Solutions products	Leased

Office	Beer Sheva, Israel	495,883	Industrial Products	Owned

Plant	Mishor Rotem, Israel	430,355	Phosphate Solutions products	Owned on leased land

Warehouse and loading facility	Eilat, Israel	152,557	Warehouse for Potash and Phosphate Solutions products	Leased

Headquarters	Tel Aviv, Israel	25,318	Company headquarters	Leased

Plant	Catalonia, Spain	48,491,416	Mines, manufacturing facilities and warehouses for Potash	Owned

Plant	Totana, Spain	2,210,261	Innovative Ag Solutions products	Owned

Plant	Cartagena, Spain	209,853	Innovative Ag Solutions products	Owned

Warehouse and loading facility	Cartagena, Spain	184,342	Storage for Innovative Ag Solutions products	Leased

Plant	Jiaxing, China	828,017	Industrial Products products	Owned on leased land

Plant	Shan Dong, China	692,045	Industrial Products products	Owned on leased land

Plant	Kunming, Yunnan, China	458,394	Production Plant of Phosphate Solutions	Owned on leased land

Plant	Lian Yungang, China	358,793	Industrial Products products	Owned on leased land

Plant	Kunming, Yunnan, China	290,420	Phosphate Solutions products	Owned on leased land

Pumping station	Kunming, Yunnan, China	2,231	A pumping station for Phosphate Solutions	Owned on leased land

Peat Moor	Nutberry and Douglas Water, United Kingdom	17,760,451	Peat mine -Innovative Ag Solutions	Owned

Plant	Cleveland, United Kingdom	13,239,609	Polysulphate products (Potash segment)	Owned

Peat Moor	Creca, United Kingdom	4,305,564	Peat mine - Innovative Ag Solutions	Leased

Plant	Nutberry, United Kingdom	322,917	Innovative Ag Solutions products	Owned

Plant	Daventry, United Kingdom	81,539	Innovative Ag solutions products	Owned and leased

Plant	Terneuzen, the Netherlands	1,206,527	Industrial Products products	Owned

Plant	Heerlen, the Netherlands	481,802	Innovative Ag solutions products	Owned and leased

Plant	Amsterdam, the Netherlands	349,827	Phosphate Solutions products and logistics center	Owned on leased land

European Headquarters	Amsterdam, the Netherlands	59,055	European Company headquarters	Leased

Plant	Gallipolis Ferry, West Virginia, United States	1,742,400	Industrial Products products	Owned

Plant	Lawrence, Kansas, United States	179,689	Phosphate Solutions products	Owned

Plant	Carondelet, Missouri, United States	172,361	Phosphate Solutions products	Owned

Plant	North Charleston, South Carolina, United States	100,000	Innovative Ag solutions products	Leased

Plant	Summerville, South Carolina, United States	40,000	Innovative Ag solutions products	Leased

US headquarters	St. Louis, Missouri, United States	45,595	US Company headquarters	Leased

Plant	Ludwigshafen, Germany	6,996,541	Phosphate Solutions products and Infrastructure	Owned

Plant	Ladenburg, Germany	1,569,764	Phosphate Solutions products	Owned

Plant	Bitterfeld, Germany	514,031	Industrial Products products	Owned

Plant	Hemmingen, Germany	175,042	Phosphate Solutions products	Owned

Plant	Cajati, Brazil	413,959	Phosphate Solutions products	Owned

Plant	Sao Jose dos Campos, Brazil	Phosphate plant: 137,573 Blending plant: 80,729	Phosphate Solutions products	Owned on (free of charge) leased land

Plant	Belgium	128,693	Innovative Ag solutions products	Owned

Plant	Calais, France	546,290	Industrial Products products	Owned

Plant	Nuevo Leon, Mexico	152,408	Phosphate Solutions products	Owned

Plant	Bandırma, Turkey	375,187	Phosphate Solutions products	Owned

Plant	Hartberg, Austria	692,937	Phosphate Solutions products	Owned

Plant	Heatherton, Australia	64,583	Phosphate Solutions products	Leased

Other Leases, Licenses and Permits

Well Production Permits

The water supply to ICL Dead Sea is executed via approximately 40 drillings, most of which are located within the concession area. Seven drillings - the Ein Ofarim drillings - are located outside the concession area, and ICL Dead Sea is therefore required to sign, from time to time, lease contracts for limited periods with the Israel Land Authority (ILA).

Renewal of the contracts is a lengthy process and ICL Dead Sea has been working for several years to renew the contracts, which expired in 2016.

In addition, every new drilling requires a drilling license issued by the Water Authority, and at the beginning of every year the Water Authority issues ICL Dead Sea with a water production license that defines the production capacity of each drilling. There is no guarantee that the Water Authority will issue ICL Dead Sea a water production license or that the Water Authority will amend the production license if ICL Dead Sea will exceed the production capacity for such drilling.

During 2017, a revision was made to the Water Law whereby monetary charges will be imposed on private water producers in respect of water drawn from the wells, subject to the quality of the water and other factors. The meaning of the legislative revision for ICL Dead Sea is imposition of costs for the wells, from which ICL Dead Sea has drawn water up to now with no additional charge beyond its actual costs of drawing the water. The Company is examining application of the revision on ICL Dead Sea, in light of the Concession Law that applies to the Company and relevant for the wells located in the concession area. If the revision to the Law does apply to wells located in the concession area, in the Company’s estimation, the monetary impact on the Company is not expected to be material.

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

ICL Haifa has a valid permit for discharging industrial wastewater into the Kishon River. At the end of November 2018, ICL Haifa received a permission to drill to the underground water in order to channel the treated wastewater into the underground water, a solution which is accepted by the authorities.

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

The companies also hold emissions permits under the Israeli Clean Air Law, 2008 (the “Clean Air Law”).

As part of the production process in Rotem Amfert Israel, the Company builds and operates ponds that accumulate phosphogypsum water created in the production processes. For additional information relating the ponds’ permits for construction and operation, see Note 20 to our Audited Financial Statements, “Item 3 - Key Information— D. Risk Factors”.

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

In consideration of the concessions, ICL pays royalties and taxes to the governments of Israel, China, UK and Spain. Below are the royalties amounts paid in 2018, 2017 and 2016:

	Israel	Total in Israel	Out of Israel	Total
Year Ended December 31,	$ millions

2018	71	*62	133	4	137
2017	64	*68	132	4	136
2016	58	-	58	9	67

 *In 2018 and 2017, the Company paid additional amounts of $62 million and $68 million, respectively in respect of royalties in Israel relating to prior periods. For additional information regarding royalties paid for prior periods, see Note 20 to our Audited Financial Statements.

Following is a description of the material properties from which ICL extracts minerals and conducts mining. For additional information regarding the total cost of the Company’s property, plant and equipment and its intangible assets (including concession and mining rights) see Note 11 and Note 12, respectively, to our Audited Financial Statements.

The Dead Sea

The concentration of the minerals extracted from the Dead Sea (including potash and bromide), constituting the raw materials for production, is on the rise due to the hydrological deficit the Dead Sea has been experiencing during the past 40 years.

ICL’s extraction of minerals from the Dead Sea begins with an evaporation process facilitated by the hot and dry desert climate of the Dead Sea region, which is the lowest point on the earth’s surface. Due to the hydrological deficit, the sea is declining at the rate of 1.1 meters per year and is now about 430 meters below sea level. As a result of the said decline, the Dead Sea is divided into two parts: the natural Northern Basin and the Southern Basin, on the basis of which dams were installed and artificial evaporation ponds were constructed.

The production process begins with the flowing of water from the Northern Basin into the evaporation ponds (a distance of about 12 kilometers). The Company’s pumping station P‑88 has a pumping capacity of 100,000 cubic meters per hour. In 2018, ICL flowed approximately 420 million cubic meters of water from the Northern Basin into the evaporation ponds, of this quantity, approximately 260 million cubic meters of brine were rechanneled into the Northern Basin of the Dead Sea at the end of the process. In 2018, the Company produced from the Dead Sea approximately 3.8 million metric tonnes of potash, approximately 175 thousand metric tonnes of bromine, 21 thousand metric tonnes of metal magnesium, 187 thousand metric tonnes of salt and 132 thousand metric tonnes of solid magnesium chloride. The Company built a new pumping station (hereinafter – the P‑9 Pumping Station) from the Northern Basin to the evaporation ponds, this being in light of retirement of pumping station P‑88 from service due to the receding water level. The Company made an additional investment and extended the life of the present pumping station (P‑88) so that it will be able to function up to 2021. In 2017, the Board of Directors approved the investment in construction of the P‑9 Pumping Station. In 2017 and 2018, DSW signed agreements with several execution and infrastructure companies, in a total amount of $160 million (out of the total project cost of about $250 million), for construction of the P-9 Pumping Station. The P-9 Pumping Station is expected to commence its operation during the year 2020.

In 2015, an appeal was filed in the Israeli Court for Water Matters by Adam Teva V’Din - Israeli Association for Environmental Protection (ATD) wherein the Court was requested to order the Government Water and Sewage Authority to issue a production license to DSW pursuant to the Water Law with respect to the transfer of water from the North Basin of the Dead Sea to the evaporation ponds in the Sea’s South Basin in order to regulate and supervise, within the framework of the production license, transfer of the water, as stated, in connection with certain aspects, including limitation of the quantities transferred. In August 2016, the Government Water and Sewage Authority issued directives to DSW (not in the framework of the production license), after hearing the latter’s position, which included limitations on the quantities of water transferred, as well as mechanisms for reporting of pumping volume. As at the reporting date, summaries have been filed by all the parties and the case is waiting for the Court's judgement. In the Company’s estimation, the legal proceedings in this matter will end without material influence on its operations. For additional information, see Note 20 to our Audited Financial Statements.

The evaporation ponds extend over an area of approximately 150 square kilometers and are divided into two sub‑systems – an array of ponds for sinking salt (mineral waste from the production process), and a series of ponds for sinking carnallite (the target mineral constituting a raw material for production of potash).

The salt pond known as Pond 5 is the largest pond in the series of ponds, having an area of approximately 80 square kilometers. Pond 5 was built during the 1960s by construction of a large dam, where in the center of the dyke surrounding it a partition (separation clay core) was installed for sealing and prevention of potential leakage of solutions. This dam demarks the Southern basin of the Dead Sea on the Israeli side and allowed the continued existence of the Southern Basin due to the system of pumping stations and flowing channels that are operated as part of the industrial operational system of the evaporation ponds. In order to continue and operate Pond 5, the dyke was raised several times during the last 50 years. In 2013 ICL Dead Sea completed the cut off project that aimed to minimize the seepage from the Northern pond. As part of the project sheet piles were inserted up to the depth of 33 meters to the ground along the length of 18.6 km. The evaporation processes give rise to concentration of the brines and the sinking of the salt to the floor of the pond. The remaining brines are rich in potash, magnesium and bromide. These brines are pumped into the systems of other ponds, and as a result of the continued evaporation, the "carnallite" precipitates. Carnallite is the raw material used for production of potash, metal magnesium and chlorine. The carnallite is harvested by floating barges and is sent as slurry to our production plants. The brine from the edge of the carnallite ponds is used as a raw material in the production of bromine and magnesium chloride.

About 20 million tonnes of sea salt precipitates every year and creates a layer of approximately 20 centimeters on the floor of Pond 5. Precipitation of the salt causes a reduction in the volume of the solutions in the pond. As the production process requires maintaining a fixed volume of solutions (brines) in the pond, the level of the solutions in the pond is raised each year according to the rate at which the pool floor rises.

The Ein Boqeq and Hamei Zohar hotels, the settlement of Neve Zohar and other facilities and infrastructures are located on the western beach of the Pond. Raising the water level of the Pond above a certain level is likely to cause structural damage to the foundations and the hotel buildings situated close to the water’s edge, to the settlement of Neve Zohar and to other infrastructures located along the western shoreline of the Pond. This situation requires establishment of defenses for the facilities and infrastructures of the hotels located on the shores of the Pond.

The project for construction of the coastline defenses with respect to the hotels and infrastructures on the coastline of the Pond has been underway for several years. As part of such defenses, from time to time, the dyke along the western beachfront of the Pond, across from the hotels, is raised, together with, in many places, a system for lowering subterranean water. As at the date of the report, the construction work with respect to the hotels coastline is complete, and the related dykes have been raised to accommodate the maximal brine level (15.1 meters). The current brine level is 14.6 meters. Nevertheless, there is additional ongoing work on raising the roads level along pond 5.

There is an agreement between DSW and the Government of Israel that the Company will bear 39.5% of the costs of financing the coastline defenses and the Government will finance the balance thereof. In July 2012, an agreement was signed with the Government of Israel, regarding "Execution and Funding of the Dead Sea Protection Project and Increase of the Royalties Paid to the State" (hereinafter – the Salt Harvesting Project). The purpose of the Salt Harvesting Project is to provide a permanent solution for raising the water level in the Pond and stabilizing of the water therein at a fixed level by harvesting of the salt from this pond and transferring it to the Northern Basin of the Dead Sea.

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

C.    Starting from January 1, 2017, the water level in the pond will not rise above 15.1 meters in DSW’s network (about 390 meters below sea level). DSW will be required to pay compensation in respect of any damages caused, if at all, as a result of a rise of the water level beyond the level determined. In the case of a material deviation from the timetables for the execution of the Salt Harvesting Project as a result of a requirement for changes by the planning institutions, as a result of which the Plan is not approved on time, or due to a decision of a judicial tribunal that caused a delay of at least one year in provision of effect to the Salt Harvesting Project by the planning institutions, without the Company having violated its obligations, the Company will be permitted to request raising of the water level above that stated above.

D.    Increase in the rate of the royalties from 5% to 10% of sales, for quantities of chloride potash DSW sells in excess of 1.5 million tonnes annually. This increase applies to sales starting January 1, 2012. In July 2012, as part of the agreement, the Government committed that at this time it sees no need to make additional changes to its specific fiscal policy regarding mining from the quarries at the Dead Sea, including the commercial utilization thereof and, accordingly, at this time, it will not initiate and will even object to, as applicable, proposed laws regarding this matter. The Company’s consent to the increase of the rate of the royalties is contingent on implementation of the Government of Israel’s decision.

The agreement further provides that if legislation is enacted that changes the specific fiscal policy in connection with profits or royalties deriving from mining of quarries from the Dead Sea, the Company’s consent to the increase of royalties' rate on the surplus quantities referred to above will not apply, after the enactment of the legislation, to the period in which such additional tax is collected as stated in the said legislation. In January 2016, the Law for Taxation of Profits from Natural Resources, which includes the Sheshinski Committee’s recommendations that address royalties and taxation of excess profits from Dead Sea minerals (hereinafter – the Law), entered into effect. Accordingly, the rate of the royalties' provision was update to 5%.

The Company will bear 80% and the Government will bear 20% of the cost of the Salt Harvesting Project, however the Government's share will not exceed NIS 1.4 billion.

In 2015 and in 2016, the National Infrastructures Committee and the Israeli Government, respectively, approved National Infrastructures Plan 35A (hereinafter – the Plan), which includes the statutory infrastructure for establishment of the Salt Harvesting Project in Pond 5, and construction of the P-9 pumping station in the northern basin of the Dead Sea. As at the date of the report, the building permits for the Salt Harvesting Project and the P-9 pumping station have been received and the construction work has commenced. The P-9 pumping station is expected to commence its operations during 2020. For further information see item A above relating commitments.

In April 2017, after receiving all the permits for execution of the Salt Harvesting with the Government of Israel, ICL’s Board of Directors approved a budget of about $280 million to further proceed with the execution of the Salt Harvesting in the Dead Sea. This budget will be executed over the next 12 years and constitutes ICL’s share (80%) in the cost of performing this part. In October 2017, DSW signed an agreement, the cost of which for ICL is $280 million, for the execution of the first stage of the Salt Harvesting Project, with a contracting company Holland Shallow Seas Dredging Ltd., which includes, among others, the construction of a special dredger that is designed to execute the salt harvesting. The dredger is expected to enter into service towards the end of 2019. By then, the engineering and operational preparations and the extensive infrastructure works that have been underway during the past few years are planned to be completed and the salt harvesting operations are expected to begin.

The receding level of the Dead Sea is not to be confused with the rise of the water level in Pond 5 discussed above, and the two seemingly contradictory phenomena are occurring simultaneously, as Pond 5 is located in the Southern Basin on a different plane than the main body of the sea lying to its north, necessitating a special pumping station to constantly feed the pond with water. See “Item 3 - Key Information— D. Risk Factors— Construction of a new pumping station is required due to the receding water level in the northern basin of the Dead Sea”. While the water level of Pond 5 is rising due to the accumulation of salt on its floor and the continuous pumping of water from the Northern Basin of the Dead Sea, the water level of the Northern Basin is receding. As a result of the decline of the Dead Sea level, sinkholes appear. The appearance of sinkholes in the Dead Sea area is increasing over the years. Most of the sinkholes develop in the Northern Basin of the Sea, where there is little operation by ICL Dead Sea. However, the development of sinkholes in areas where ICL Dead Sea facilities exist can cause significant damage. In recent years there has been a steady development of sinkholes in the area of the feeding channel, through which water is pumped from the Northern Basin to the Southern Basin. ICL Dead Sea takes actions to monitor the development of these sinkholes and to fill them when they appear.

Additional risk factor is the erosion of Nahal Arava, which flows along the international border between Israel and Jordan. This erosion could endanger the stability of the eastern dykes in the future in the array of salt and carnallite ponds. The Company is endeavoring to analyze the matter and to find solutions for preventing or retarding this occurrence in the long term. The Company is carrying on ongoing monitoring and taking action on the site in order to protect the dykes. In addition, ICL Potash intends to execute a preliminary project, in order to examine possible solutions and alternatives

In 2012, the Company started the construction of a new cogeneration power station (EPC) in Sodom, Israel (hereinafter – the Station). The Station has a production capacity of about 330 tonnes of steam per hour and about 230 MW, which supply electricity and steam requirements for the production plants at the Sodom site and for third party customers. In August 2018, the process of certification approval was completed, and the Power Station started operating in full. The Company intends to operate the Station concurrently with the existing power station, which will continue operating on a partial basis in a "hot back‑up" format, for production of electricity and steam. The total power produced at both stations can reach up to 245 MW. The Plant is producing as designed and exporting surplus electricity sold to third parties via the National Grid. Regarding to the construction agreement of the Station, in light of the continued violations by the executing contractor (the Spanish Company - Abengoa), in September 2017, the Company notified of the cancellation of the agreement. Due to financial disputes between the Company and Abengoa, in November 2018, the Company announced the initiation of an arbitration proceeding, in accordance with the provisions of the agreement.

In the Company's estimate, the damages caused by Abengoa amounted to about euro 77 million (about $ 84 million). On January 30, 2019, Abengoa submitted its response, denying ICL's claims, and claiming a payment of euro 15 million ($17 million) for the contract's termination, which was, allegedly, done unlawfully and for convenience. As at the date of the report, considering the early stages of the proceedings, there is a difficulty in estimating the chances of the outcome.

Transport from the Company's plant in the Dead Sea is by means of a conveyor belt from the plant to the railway in the direction of the Ashdod port and from Highway 90 in the direction of the Eilat port.

The Negev Desert

ICL currently operates large surface phosphate mining sites at Oron, Rotem and Zin, which are located in the southern part of the State of Israel in the Negev region. The Israeli Minister of Energy under the Israeli Mines Ordinance, through the Supervisor of Mines in his Office (“the Supervisor”), has decided to extend the area of the Rotem field concession (valid until the end of the 2021) so that it covers the Hatrurim field. The area of the Rotem concession has been so extended, and the matter has been transferred to the Israel Land Authority (“ILA”) to deal with the extension of the area of the mining permit for the Rotem field, in line with the extension of the concession area.

The Company is working to promote the plan for mining phosphates in Barir field (which is located in the southern part of South Zohar field) in the Negev Desert. In 2015, the National Planning and Building Council (hereinafter – the National Council) approved the Policy Document regarding Mining and Quarrying of Industrial Minerals, which included a recommendation to permit phosphate mining in the Barir field. In February 2017, the Committee for Principle Planning Matters, decided to continue advancement of the mining in the South Zohar field. Concurrently, and based on a decision of the National Council, instructions were prepared by the competent authorities with respect to the performance of an environmental survey of the Barir field for purposes of its further advancement. In April 2017, the National Council recommended to the government to approve National Outline Plan (hereinafter – NOP 14B), which includes South Zohar field, and determined that Barir field will be advanced as part of a detailed National Outline Plan, which was approved by the government’s Housing Cabinet in January 2018.

In January 2018, the Minister of Health filed an appeal of the said approval, requiring compliance with the Ministry of Health’s recommendation to conduct a survey regarding the health impact in each site included in NOP 14B. As part of a discussion regarding the appeal, which was held in the Housing Cabinet, it was decided, with the consent of the Ministries of Health, Finance and Energy, to remove the appeal and to approve the NOP 14B. In addition, it was decided to establish a team with representatives of the ministries of Treasury, Health, Transportation, Environmental Protection and Energy, which will present to the Housing Cabinet a report that includes health aspects for NOP 14B. In April 2018, the NOP 14B was formally published.

In July 2018, a petition was submitted to the Israeli Supreme Court of Justice by the municipality of Arad against the National Planning and Building Council, the Ministry of Health, the Ministry of Environmental Protection and Rotem, to revoke the approval of NOP 14B. In January 2019, residents of the Bedouin diaspora in the "Arad Valley" submitted a petition to the High Court of Justice (hereinafter – the Court) against the National Council, the Government of Israel and Rotem, in which the Court was requested to cancel the provisions of NOP 14B and the decision of the National Council from December 5, 2017, regarding to the advancement of a detailed plan for phosphate mining in the South Zohar field. In addition, the Court was requested to issue an interim injunction preventing the implementation of the NOP 14B instructions and the National Council's said decision until a final resolution. On January 22, 2019, the Supreme Court consolidated the hearing of the petition together with the other petition filed against NOP 14B and decided that at this stage there is no basis for granting the interim injunction. On February 5, 2019, the Company filed its response.

For a description of certain risks relating to receipt of a license for mining in the Barir Field, see “Item 3 - Key Information— D. Risk Factors”.

Each of the said fields in Israel has a similar layered structure and geological composition, with the phosphate preserved as relatively thin layers along the margins and within the axes of two northeast to southwest trending asymmetrical synclines (basins or trough‑shaped folds). Oron and Rotem lie within a single syncline located northwest of the Zin syncline. The three deposits have been proved over extensive distances in terms of length (Rotem 10 kilometers, Oron 16 kilometers and Zin 22 kilometers) and width (4 kilometers each). The Campanian (Upper Cretaceous period) phosphate rock deposits of Israel are part of the Mediterranean phosphate belt extending from Turkey, through Jordan and Israel, and westward through Egypt, Tunisia and Morocco. The Company began operations at Oron in the 1950s and at Rotem and Zin in the 1970s. These sites are accessible by road and rail. ICL has long‑term leases covering all the land on which its Israeli facilities are located, and it operates under mining concessions and licenses granted to it by the Israeli Minister of Energy and by the ILA. Regarding Oron, its long-term lease is under a renewal process. See “Item 4 - Information on the Company— D. Property, Plant and Equipment— Concessions and Mining Rights”.

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

Phosphate rock from the Rotem mine is transported by truck to a nearby beneficiation plant at Mishor Rotem. In addition, on this site, we also operate two sulphuric acid plants, three  green phosphoric acid plants, white phosphoric acid plant, three superphosphate plants, two granular fertilizer plants, MKP plant and oil shale burning plant for production of electricity and steam. We also have beneficiation plants at both Oron and Zin. The product of the process is a high‑grade, multi‑purpose phosphate product, most of which is used to produce phosphoric acid and fertilizers. The rest of this material is sold to other phosphoric acid and fertilizer producers.

The plant at Mishor Rotem is powered primarily by electricity generated by the Company at its sulphuric acid plants and by oil shale that the Company mines in Mishor Rotem. Any surplus power is sold to Israel Electric Company. All the power utilized by the Oron and Zin beneficiation plants is purchased from the grid.

The following table sets forth the amount of our total mine production of raw ore in the Company’s mines in the Negev (and the relevant grade) supplied to our beneficiation plants, for the three years ended December 31, 2018, 2017 and 2016:

Year Ended December 31,
2018	2017	2016
Millions of metric tonnes produced	8	7	9
Grade (% P2O5 before/after beneficiation)	26/32	26/32	26/32

The following table sets forth the approximate amounts of product produced after processing by our operations in the Negev Desert, for the three years ended December 31, 2018, 2017 and 2016:

Year Ended December 31,
2018	2017	2016
thousands of metric tonnes	thousands of metric tonnes	thousands of metric tonnes
Phosphate Rock	3,550	3,332	3,947
Green Phosphoric Acid	560	575	602
Fertilizers	988	957	890
White Phosphoric Acid	162	148	161
MKP	70	68	47

Spain

The Company's potash mining operations in Spain are carried out by ICL Iberia (IBP) (a wholly‑owned subsidiary of the Company) through Trafico de Mercancias (a wholly‑owned subsidiary of ICL Iberia). As at the date of this Annual Report, there are three underground potash mines that make up ICL Iberia’s complex: Suria, Cabanasses and Vilafruns. Currently, the Company operates two mines, the Cabanasses mine, which is located in the town of Suria, approximately 12 kilometers north of the district capital of Manresa in the Cardener river valley, and the Vilafruns mine, which is located in the town of Sallent, approximately 13 kilometers east of Suria in the Llobregat river valley. The third mine in Suria is inactive.

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

The Cabanasses and Vilafruns mines are both in the province of Barcelona and are located approximately 530 to 1000 meters below ground. Each mine has two access points and the mining is by a modified room and pillar method. All the mine sites are served by roads/railways and are near major highways.

Extraction of potash from underground mines in Spain is carried out by mining sylvinite (a mixture of potash and salt found in varying potash concentrations). The potash is separated from the salt in production plants near the mines.

The Company owns and operates two processing plants – one in Suria and one in Sallent. The processing at these plants includes crushing, grinding, desliming, froth flotation, drying and compacting. In addition, in Suria plant there is a process for crystallization of vacuum salt and pure potash. All the power utilized by our Spanish mining operations is purchased from third‑party electric companies.

ICL owns all the land on which the Spanish surface facilities are located. The Spanish government owns all the underground mining rights and has granted ICL concessions to conduct mining operations under the land. See “Item 4 - Information on the Company— D. Property, Plant and Equipment— Concessions and Mining Rights”.

In 2011, ICL’s Board of Directors approved the restructuring of ICL Iberia’s operations from two sites to one site. According to this plan, production at the Suria site (Cabanasses mine) will be expanded gradually, whereas the mining and production activities at the Sallent site (Vilafruns mine) will be discontinued. Sallent site is expected to be closed at the end of 2020.

The production of potash in Spain is expected to be about 1 million tonnes per year and to reach a level of up to about 1.3 million tonnes per year after completion of the necessary adjustments.

The following table sets forth, the quantities and grades of the potash ore extracted from the mines and processed in the plants in Spain, for the three years ended December 31, 2018, 2017 and 2016:

Year Ended December 31,
2018	2017	2016

Sallent
Ore processed (in millions of metric tonnes)	2	2	2
Grade (% KCl)	23%	23%	23%
Suria
Ore processed (in millions of metric tonnes)	2	2	2
Grade (% KCl)	25%	24%	26%
Total
Ore processed (in millions of metric tonnes)	4	4	4

United Kingdom

ICL’s mining operations in the United Kingdom are conducted by its wholly owned subsidiary, ICL Boulby. ICL’s mine and processing plant are located approximately 340 kilometers north of London and approximately 40 kilometers east of Middlesbrough, England in the North York Moors National Park. The mine was originally designed, developed and operated by Imperial Chemical Industries and Charter Consolidated and the first potash was extracted in 1973. ICL purchased the mine, including mining leases and mineral extraction licenses, in 2002 from the then‑owner, Anglo American Corporation.

ICL’s mining operations in the United Kingdom are conducted both under land and under the North Sea. Mining operations are conducted at depths up to much as 1,300 meters below ground onshore and 1,000 meters below the surface of the North Sea. The operations under the North Sea are currently conducted as far as 17.5 kilometers offshore. Although ICL owns the land on which the minehead and the related surface operations are conducted, substantially all the United Kingdom subsurface operations are conducted either under land that it does not own or under the North Sea, which it also does not own. ICL has the right to conduct our mining operations pursuant to the mining leases and mineral extraction licenses described below. See “Item 4 - Information on the Company— D. Property, Plant and Equipment— Concessions and Mining Rights”.

ICL’s United Kingdom mining operations are situated close to the western limits of polyhalite, potash and salt deposition in the Zechstein Basin extending inland in the United Kingdom and below the North Sea into Germany. The polyhalite seam is of the Permian Evaporite Series and is overlain by some 800 meters to 1,300 meters of younger sedimentary rocks. The polyhalite seam averages 4 meters in mineable thickness but varies from zero to more than 11 meters in thickness. The access into the polyhalite bed was built in 2010 from one of its main salt roadways. As described below, Polysulphate™ production at ICL has increased in recent years and is now the focus of mining activities at ICL Boulby as it transitioned away from potash production due to fully depleted reserves.

The Boulby mine is accessed by two vertical shafts. One shaft hoists Polysulphate™ and salt and the other provides man-riding and service access. Mining is by continuous mining with shuttle cars and by a modified room and pillar method. The mine has been designated as a “gassy” mine, containing methane gas. Supply of the electricity to the mining operations in the Boulby mine is mainly through electricity purchased from the local electricity company. There is also a power plant on the site that converts gas into electricity and supplements the electricity supply required for execution of the mining operations.

A new processing plant for Polysulphate™ was established in 2016.  This plant uses simple crushing and screening processes to produce standard and granular products in approximately 50:50 ratio. Research is currently underway regarding methods to further enhance these products through compaction, granulation, blending and micronutrient addition which, in combination, is anticipated to deliver high value new fertilizer products into the market. In addition, the former potash processing plant in the second quarter of 2018 was modified and sections of the drying and compacting circuit were adjusted for the production of PotashpluS, a compacted blend of Potash Standard (SMOP) and Poly Standard.

The following table sets forth, the quantities and grades of the potash ore extracted from the Boulby mine and the insoluble clay minerals, for the three years ended December 31, 2018, 2017 and 2016:

Year Ended December 31,
2018*	2017	2016
Potash Ore (millions of metric tonnes)	1	1	2
Grade (% KCl)	35%	36%	36%
Grade (% insoluble)	9%	11%	11%

*Potash was extracted until the end of the second quarter of 2018.

The Company ceased the production of potash at its ICL Boulby mine at the end of the second quarter of 2018, due to fully depleted reserves and shifted to sole production of Polysulphate™.

The following table sets forth, the quantities of the polyhalite ore extracted from the mine in the United Kingdom, for the three years ended December 31, 2018, 2017 and 2016:

Year Ended December 31,
2018	2017	2016
Polyhalite Ore (millions of metric tonnes)	0.4	0.5	0.2

Beginning in 2016, the Company accelerated the transition from extracting and producing potash to producing Polysulphate™ at its ICL Boulby mine. ICL is acting to expand the Polysulphate™ market by means of, among other things, development of a wide range of innovative Polysulphate™-based products. In 2018, ICL produced about 350 thousand tonnes of Polysulphate™.

China

YPH JV, a joint venture with Yunnan Phosphate Chemicals Group Corporation Ltd. (“YTH”), operates an open-pit mining site named Haikou (the "Haikou mine") that is located alongside the Haikou Town, in the Xishan district, proximate to the city of Kunming. YPH JV holds a concession for the Haikou mine that expires in 2043 and an additional concession for mining phosphates ended at November 2018 in the mine of Baitacun (the "Baitacun mine"), which is located several kilometers from the Haikou mine, wherein the mining activities have not yet commenced. As at the date of the report, the Company is examining the option to renew Baitacun's concession, subject to the phosphate reserves soil survey results, as well as achieving the required understanding with the authorities.

The access to Haikou mine is by means of a network of roads, as well as an accessible rail network that links to the state rail lines. In light of the current operations at the Haikou mine, the production capacity of YPH JV is approximately 2.5 million tonnes per year.

The Haikou mine has been in operation since 1966 and the concession area is spread over 9.6 square kilometers.

The Haikou mine is divided into four areas. The phosphate sources in areas 1 and 2 have been almost fully depleted. The mining in area 3 began in 2015 and the mining activities in area 4 started at the end of 2017.

The phosphate deposits at both mines are part of an extensive marine sedimentary basin in which the phosphate is situated in two layers – an upper layer and a lower layer. The thickness of the upper layer varies from 2.5 to 11 meters and is about 7.6 meters on average, whereas the thickness of the lower layer varies from 2 to 9 meters and is about 6.1 meters on average. The mining is executed based on layers and quality thereof. Each layer has 3 quality categories: Grade I (highest grade) > 30% P2O5, Grade II- 24-30% P2O5 and Grade III- 15-24% P2O5. Structurally, the Haikou mine is moderately complex, which requires precision mining that is accomplished through use of relatively small mining tools. The phosphate is covered by hard rock layers that require blasting, except for the upper ground level, which is removed and used for reclamation of the mined areas. The phosphate layers are also partially hard and require blasting.

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

Close to the Haikou mine, there are two beneficiation plants: flotation and scrubbing. These facilities are accessible by roads, and the scrubbing plant is accessible by roads and train. The output of these facilities is designated for the production plants of acids and fertilizers, located several kilometers from the Haikou mine, which include four sulphuric acid factories, three green phosphoric acid factories, one factory for manufacture of technical grade white phosphoric acid and six fertilizer factories. These factories are powered by electricity generated from the sulphuric acid production process as well as from the national power network. These facilities have been continuously developed and maintained for the last 40 years and are in a good condition. The access to the production site is also by road and train.

The following table sets forth the amount of our total mine production of raw ore in the Haikou mine (and the relevant grade) supplied to our beneficiation plants, for the three years ended December 31, 2018, 2017 and 2016:

Year Ended December 31,
2018	2017	2016
Millions of metric tonnes produced	2.15	1.95	2.20
Grade (% P2O5 before/after beneficiation)	20.7/28.98	21.3/29.6	20.4/29.2

The following table sets forth the approximate amounts of product produced after processing by our operations in Haikou mine, for the three years ended December 31, 2018, 2017 and 2016:

Year Ended December 31,
2018	2017	2016
thousands of metric tonnes	thousands of metric tonnes	thousands of metric tonnes
Phosphate Rock	1,725	1,545	1,798
Green Phosphoric Acid	635	572	617
Fertilizers	621	335	790
White Phosphoric Acid (TG)	65	61	37

Concessions and Mining Rights

Israel

ICL Dead Sea Ltd. Concession

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

In 2015, the Minister of Finance appointed a team to determine the “governmental activities to be conducted towards the end of the concession period”. The public’s comments in this matter were submitted to the team. Based on the interim report and its recommendations published in May 2018, and following a public hearing, on January 21, 2019, the Israeli Ministry of Finance released the final report of the inter-ministry team headed by Mr. Yoel Naveh, former Chief Economist, which includes a series of guidelines and recommendations regarding the actions that the government should take towards the end of the concession period. As at the date of the report, since the report includes guiding principles and a recommendation to establish sub-teams to implement such principles, the Company is unable to assess, at this stage, the concrete implications, manner in which the recommendations would be implemented in practice and on which schedules. In addition, there is no certainty as to how the Government would interpret the Concession Law and the manner in which this process and methodology would ultimately be implemented.

The Financial Statements were prepared under the assumption that DSW will continue to operate the relevant assets for at least their remaining useful lives. In addition, the Financial Statements were prepared under the assumption that it is more likely than not that ICL will not sell DSW.

In addition, in 2015, the Minister of Finance appointed a team headed by the (former) Accountant General to evaluate the manner in which, according to the current concession, the replacement value of DSW’s tangible assets would be calculated assuming that these assets would be returned to the government at the end of the concession period. The determination date of the actual calculation is only in 2030. As far as the Company is aware, this work has not yet been completed.

In December 2018, the Company received an opinion from an independent appraiser regarding the fair value of the property, plant and equipment of the subsidiaries Dead Sea Works, Dead Sea Bromine and Dead Sea Magnesium in Israel (hereinafter – the Subsidiaries). The Opinion was prepared mainly for the Subsidiaries’ financial statements for 2016 and onward, which serve as a basis for the reports filed pursuant to the provisions of the Taxation of Natural Resources Law. The Property, Plant and Equipment value provided in the opinion is based on the Replacement Cost methodology and is estimated at about $6 billion, as at December 31, 2015, and at December 31, 2016.

Though the assets assessed for tax purposes and the assets that may be valuated under the Concession Law are highly correlated, there is no complete identity between them. The Company believes that the applied Replacement Cost Methodology used in the opinion for estimating the fair value coincides with the methodology mentioned in the Concession Law for future valuation of the Property, Plant and Equipment upon termination of the concession period. Nevertheless, there could be other interpretations to the manner of implementation of the Concession Law’s provisions with respect to the valuation methodology, hence, the estimated value with respect to the Concession Law could materially differ from the value provided in the said opinion, even with respect to the same assets and dates. It is expected that the value of the Property, Plant and Equipment, at the end of the concession period, will change as time passes and as a result of purchase and disposal of assets included in the future valuation.

In consideration of the concession, DSW pays royalties to the Government of Israel, calculated at the rate of 5% of the value of the products at the factory gate, less certain expenses. According to the Salt Harvesting Agreement signed in July 2012 (hereinafter – the SLA), in case the annual quantity of chloride potash sold is in excess of 1.5 million tonnes, the royalties rate would be 10%. In addition, the SLA states that if legislation is enacted that changes the specific fiscal policy in connection with profits or royalties deriving from the mining of quarries from the Dead Sea, the Company’s consent to the increase of the royalties' rate on the surplus quantities referred to above will not apply, after the enactment of the legislation, to the period in which such additional tax is collected as stated in the said legislation.

In January 2016, the Law for Taxation of Profits from Natural Resources, including implementation of the Sheshinski Committee’s recommendations, which address royalties and taxation of excess profits from Dead Sea minerals (hereinafter – the Law), entered into effect. Accordingly, the rate of the royalties' provision was updated to 5%. The Company's position, pursuant to the SLA and its arguments in the royalties' arbitration, is that increasing royalties at a rate exceeding 5% requires the Company's consent, which expired with the enactment of the Law. The State holds a different position regarding the royalties' rate in 2016. Nevertheless, in the Company's estimation, in the event this matter would be challenged in arbitration, it is more likely than not that its claims regarding the royalties' rate increase, following the enactment of the Law in 2016, will be accepted.

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

In 2007, a letter was received from the former Accountant General of the Israeli Ministry of Finance, claiming an underpayment of royalties amounting to hundreds of millions of shekels. Pursuant to the concession, disputes between the parties, including royalties, are to be decided by an arbitration panel of three arbitrators, comprising of two arbitrators appointed by each party, who in turn jointly appoint a third arbitrator. For additional details regarding the arbitration proceeding – see Note 20 to our Audited Financial Statements.

In 2018, 2017 and 2016, DSW paid current royalties to the Government of Israel in the amounts of $66 million, $60 million, and $53 million, respectively. In addition, in 2018, the Company paid an amount of $62 million, in respect of royalties relating to prior periods.

In addition, ICL Dead Sea pays the Israel Land Authority lease rentals in respect of the leases as defined in the concession certificate. The amount of the payment and the related update mechanism is provided in the agreement signed with the Israel Land Authority (formerly the Israel Land Administration) in 1975. The amount is updated from time to time.

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

ICL Rotem has the following two mining concessions, which cover a total area of approximately 224 square kilometers:

1.   Rotem Field (including the Hatrurim Field) – valid up to the end of 2021;

2.   Zafir Field (Oron‑Zin) – valid up to the end of 2021;

As at the date of this report, the company is working to extend the said concessions with the relevant authorities.

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

In 2018, 2017 and 2016, Rotem paid royalties to the State of Israel in the amounts of $5 million, $4 million, and $5 million, respectively.

Planning and Building

The mining and quarrying activities require a zoning approval of the site based on a plan in accordance with the Israeli Planning and Building Law, 1965. These plans are updated, as needed, from time to time. As at the date of this report, there are various requests at different stages of deliberations pending before the planning authorities.

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

The Company is working to promote the plan for mining phosphates in Barir field (which is located in the southern part of South Zohar field) in the Negev Desert. In 2015, the National Planning and Building Council (hereinafter – the National Council) approved the Policy Document regarding Mining and Quarrying of Industrial Minerals, which included a recommendation to permit phosphate mining in the Barir field. In February 2017, the Committee for Principle Planning Matters, decided to continue advancement of the mining in the South Zohar field. Concurrently, and based on a decision of the National Council, instructions were prepared by the competent authorities with respect to the performance of an environmental survey of the Barir field for purposes of its further advancement. In April 2017, the National Council recommended to the government to approve National Outline Plan (hereinafter – NOP 14B), which includes South Zohar field, and determined that Barir field will be advanced as part of a detailed National Outline Plan, which was approved by the government’s Housing Cabinet in January 2018.

In January 2018, the Minister of Health filed an appeal of the said approval, requiring compliance with the Ministry of Health’s recommendation to conduct a survey regarding the health impact in each site included in NOP 14B. As part of a discussion regarding the appeal, which was held in the Housing Cabinet, it was decided, with the consent of the Ministries of Health, Finance and Energy, to remove the appeal and to approve the NOP 14B. In addition, it was decided to establish a team with representatives of the ministries of Treasury, Health, Transportation, Environmental Protection and Energy, which will present to the Housing Cabinet a report that includes health aspects for NOP 14B. In April 2018, the NOP 14B was formally published.

In July 2018, a petition was submitted to the Israeli Supreme Court of Justice by the municipality of Arad against the National Planning and Building Council, the Ministry of Health, the Ministry of Environmental Protection and Rotem, to revoke the approval of NOP 14B. In January 2019, residents of the Bedouin diaspora in the "Arad Valley" submitted a petition to the High Court of Justice (hereinafter – the Court) against the National Council, the Government of Israel and Rotem, in which the Court was requested to cancel the provisions of NOP 14B and the decision of the National Council from December 5, 2017, regarding to the advancement of a detailed plan for phosphate mining in the South Zohar field. In addition, the Court was requested to issue an interim injunction preventing the implementation of the NOP 14B instructions and the National Council's said decision until a final resolution. On January 22, 2019, the Supreme Court consolidated the hearing of the petition together with the other petition filed against NOP 14B and decided that at this stage there is no basis for granting the interim injunction. On February 5, 2019, the Company filed its response.

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

The concessions cover a total area of 42,489 hectares in the province of Barcelona and 26,809 hectares in the province of Lerida. As part of a renewal process, the Company must prepare and present a basic technical report describing the intended use of the mines. As required by law, the concessions must be renewed prior to the expiration date. If a concession expires, a bidding process will be initiated. ICL Iberia (IBP) applies in advance for the renewal of mining concessions and until now, had no difficulties in renewing them.

United Kingdom

United Kingdom Mining Concession – ICL Boulby

The mining rights of a subsidiary in the United Kingdom (hereinafter – ICL Boulby), are based on approximately 114 mining leases and licenses for extracting various minerals, in addition to numerous easements and rights of way from private owners of land under which ICL Boulby operates, and mining rights under the North Sea granted by the British Crown (Crown Estates), which includes provisions to explore and exploit the resources of the Polysulphate mineral. The said mining rights cover a total area of about 374 square kilometers. As at the date of this report, all the lease periods, licenses, easements and rights of way are effective until 2038. In 2018 and 2017, the mining royalties amounted to $1.3 million and $2 million, respectively.

Historically, the renewal of leases has not been problematic, and the Company is confident in the renewal of all land leases as required and will receive all government approvals and permits necessary for exploiting all targeted mineral resources.

The current planning permit, relevant to mineral exploitation, processing and land usage, is valid up to 2023. Accordingly, a new permission must be issued by the North York Moors National Park Authority no later than 2020. ICL Boulby is taking action to extend the planning permit by twenty‑five years.

ICL Boulby has a preferential right to renew some of its leases as it has the Planning Permission to extract minerals. In addition, in the past, when leases expired, there has been no interest from other companies and there is no competitive bidding process.

The entities involved in renewing or obtaining new leases are ICL Boulby, local solicitors and individual landowners who own the mineral rights, as described above. The particular conditions that must be met in order to retain the leases are payment of annual fees and a royalty payment for minerals extracted from the property to the landowner.

United Kingdom Concession - Everris

A UK subsidiary from ICL Innovative Ag Solutions segment (hereinafter – Everris UK), has peat mines in the UK (Creca, Nutberry and Douglas Water). Peat is used as a raw material for production of detached beds for soil improvement and use as soil substitutes in growing media. The Nutberry and Douglas Water mining sites are owned by Everris UK, while the Creca mine is held under a long‑term lease. The mining permits are granted by the local authorities and are renewed after examination of the local authorities. The mining permits were granted up to the end of 2024.

China

YPH JV holds two phosphate mining licenses that were issued in July 2015, by the Division of Land and Resources of the Yunnan district in China. With reference to the Haikou Mine (hereinafter – Haikou), the mining license is valid up to January 2043, whereas regarding the Baitacun Mine (hereinafter – Baitacun), the mining license expired in November 2018. The mining activities at Haikou are carried out in accordance with the above‑mentioned license. Regarding Baitacun, the Company is examining the option to renew the concession, subject to the phosphate reserves soil survey results and achieving the required understanding with the authorities.

Natural Resources Royalties

With respect to the mining rights, in accordance with the "Natural Resources Tax Law", YPH JV will pay royalties of 8% on the selling price based on the market price of the rock prior to its processing. In 2018 and 2017, YPH JV paid royalties in the amount of $3 million and $2 million, respectively.

Grant of Mining Rights to Lindu

In 2016, YPC issued a statement whereby in 2010 YPC entered into agreements with the local authority of Jinning County, Yunnan Province and Jinning Lindu Mining Development and Construction Co. Ltd. (hereinafter - Lindu Company), according to which Lindu Company is permitted to mine up to two million tonnes of phosphate rock from a certain area measuring 0.414 square kilometers within the area of the Haikou mine (hereinafter – the Daqing Area) and to sell such phosphate rock to any third party in its own discretion.

Prior to the establishment of YPH JV, YPC proposed to the local authority of Jinning County and Lindu Company to swap the rights granted to Lindu Company in the Daqing Area with another area that is not a part of the Haikou mine, where Lindu Company would mine. In March 2016, in a meeting held between YPC, ICL and other relevant parties, YPC stated that it could not exchange its other mines to replace the Daqing Area since Lindu Company’s benefit is connected to the Daqing Area. Under the above‑mentioned statement, YPC has undertaken that YPH JV’s mining right in the Haikou mine will not be adversely affected by the above-mentioned arrangements. It was decided that YPH should conduct further communications with YPC and Lindu Company, for the purpose of protecting its legal rights and to urge the parties to reach a fair, just, and reasonable solution to this issue, as soon as possible. In light of the above, ICL didn’t include this area as part of YPH reserves.

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

ICL categorizes its reserves in accordance with these SEC Industry Guide 7 definitions, as stated above. The quantity, nature of the mineral reserves and estimate of the reserves at each of the Company’s properties are estimated by its internal geologists and mining engineers.

In October 2018, the SEC adopted a final rule that will replace SEC Industry Guide 7 with new disclosure requirements that are more closely aligned with current industry and global regulatory practices and standards. We must comply with these new disclosure requirements beginning with our fiscal year ended December 31, 2021, although early voluntary compliance is permitted. As at the date of this report, we have not adopted these new disclosure requirements and have not determined when we will elect to adopt them. When we implement the new methodology in connection with adoption of these disclosure requirements, we will present resource and reserve estimates, and the information presented may differ materially from the reserve estimates to those presented historically and in this Annual Report under the existing SEC rules.

Israel

The following table sets forth information regarding our estimates of our phosphate reserves in Israel as of December 31, 2018:

Category	White Phosphate	Low Organic Phosphate	High Organic Phosphate	Bituminous Phosphate	Recoverable Reserves	Average Grade
	(millions of metric tonnes)					(%P2O5)

Rotem	Proven	-	10	-	-	10	26%
Zin	Proven	-	16	15	3	34	25%
Oron	Proven	14	4	-	-	18	23%
Total (Proven) (1)		14	30	15	3	62

(1)          Amounts may not add up due to rounding.

The Company continues to check the adaptation of various potential types of phosphate rock (bituminous and brown phosphates) for the production of phosphoric acid and its downstream products as part of an effort to utilize and increase existing phosphate reserves. In 2019, the Company will further analyze these types of phosphate including R&D, pilots, plant testing activities and its economic feasibility. If this analysis is able to establish economic feasibility, we would expect to add a portion of this phosphate rock resources to our resource and reserve bases.

In determining these reserves, a cut‑off grade of 20% to 25% P2O5 was applied, depending on the processing characteristics of the phosphate rock and the existing processes. The cut‑off grade differs for each mine in accordance with the beneficiation process and enrichment capacity: a cut‑off grade of 20% P2O5 was applied at Oron, a cut‑off grade of 23% P2O5 was applied at Zin, and a cut‑off grade of 25% P2O5 was applied at Rotem. The cut‑off grade for Oron is lower because ICL Rotem has the appropriate beneficiation process for phosphate rock with limestone, which characterizes the white phosphate and, therefore, the beneficiation process, through the flotation process, is extremely efficient. The cut‑off grade for the Rotem mine is higher because the beneficiation process there has a limited grinding and flotation system, and only medium to high grade phosphate can be fed (which is appropriate for the existing reserves at Rotem). The cut‑off grade for Zin is slightly higher than that of Oron because of the presence of marl and clay that reduces the efficiency of the enrichment process. For purposes of determining the cut‑off grade, utilization and quantities parameters account was taken of the geology factors (continuity, structure), mining method, mining dilution, plant utilization, technical feasibility, operating costs, and historical and current product prices. The parameters employed in the calculation are as follows: on‑site tonnes (multiplying area by layer thickness and phosphate density); recoverable tonnes (tonnes of mineral which can be mined, taking into account mining dilution); mineable tonnes (recoverable tonnes from which the tonnes produced are deducted); stripping ratio (the quantity of waste removed per tonne of phosphate rock mined); planned dilution; cost per tonne for mining (typically related to transport distance to beneficiation plant); cost per tonne including reclamation; and unplanned dilution (5% unplanned dilution is taken into account based on the data from the mining in and the data from the problematic areas). ICL Rotem’s yearly mining plan is not determined by the minimum cut‑off grade, and fluctuations in commodity prices rarely affect its cut‑off grade.

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

The proven reserves above the cut‑off grade were obtained from the calculated on‑site resources taking into account the mining method, the rate of mining dilution, and in‑plant recovery, based on ICL Rotem’s historical data. In order to convert the resources into reserves, account is taken, separately, of the mining dilution rate, mining method and the geological conditions, including, historical yield data, and are based on the previous five years’ experience. The mining dilution rate in the Company's mines in Israel’s southern region is 2.5% and takes into account the continuity of the layers and the geological structure. The quantity and grade of the calculated reserves are those that are expected to be transferred to the processing plant and are subject to recovery indices in the utilization plant. The updated utilization in the plant varies between the sites as it consists of historical yield data, which is currently 45% for Oron, 46% for Rotem, and 40-46%  for Zin. These differences in metallurgical recovery rates are due to differences in the beneficiation process at the different mines. Proven reserves have been explored by borehole intersections typically at 50 to 70 meters intervals. Each of the three plants at the mines has been developed over the past few decades for the optimum upgrading of the phosphate rock to concentrate ore containing typically 31% to 32% P2O5. The conversion ratio for most of the phosphate layers is 1.8 tonnes for every 1 cubic meter, where a conversion ratio of 2.0 tonnes per cubic meter is used for hard, calcareous beds. These factors are used on the basis of long experience and are considered to be reasonable.

In calculating the cut‑off grade and reserves, an average of the previous three years’ market prices and operating costs was used as part of the calculations to ensure economic feasibility.

The three‑year average market prices used to calculate our reserves in the Negev as of December 31, 2018 are as follows: $651 per tonne for green phosphoric acid, $1,286 per tonne for WPA, $1,186 per tonne for MKP, $290 per tonne for GTSP, $153 per tonne for GSSP, and $79 per tonne for phosphate rock.

In calculating the reserves, an average of the previous three years’ currency exchange rates were used to ensure economic feasibility. The three-year average currency conversation rates used to calculate our reserves in the south as at December 31, 2018 are as follows NIS 3.68 per $1.00, $1.14 per €1.00 and $1.33 per £1.00.

The life of the mine at Rotem is approximately 5 years based on reserves of 10 million metric tonnes of low organic/low magnesium phosphate (given the current annual mining volume). The low-organic, low-magnesium phosphates are suitable for phosphoric acid production. The annual production (mining) rate for the low-organic/low-magnesium phosphate at Rotem is 1.9 million metric tonnes per year.

The life of the mine at Oron is approximately 4.5 years based on a reserve of 14 million metric tonnes and an average production of 3 million metric tonnes per year of white phosphate (given the current annual mining volume).

The life of the mine at Zin is approximately 11 years based on reserves of 34 million metric tonnes and a production of 3.1 million metric tonnes per year as follows (given the current annual mining volume):

•	Low-organic phosphate—1.7 million metric tonnes per year

•	High-organic phosphate—1.1 million metric tonnes per year

•	Bituminous phosphate—0.3 million metric tonnes per year

The Company believes that it has all the government approvals and permits necessary for its reserves in Israel.

Spain

We are currently in the process of preparing our potash reserves calculation for our Spanish mining operations, in part due to the new pending SEC regulations effective in 2021. As of the date of this report, we have not completed this work and, accordingly, current reserve estimates for our mining operations at our Cabanasses and Vilafruns mining operations in Spain as of December 31, 2018 were not available and are not presented herein. See “Item 3 - Key Information— D. Risk Factors— Overestimation of mineral and resource reserves could result in lower than expected sales and/or higher than expected costs and may have a material adverse effect on our business, financial condition and results of operations".

The Suria plant utilizes ore mined from Cabanasses and Vilafruns and has a current capacity to produce approximately 850 thousand tonnes per annum of potash. The Sallent plant utilizes ore mined from Vilafruns and has a current capacity to produce approximately 500 thousand tonnes per annum of product.

The Company believes that it has all government approvals and permits necessary for the reserves in Spain.

United Kingdom

At the end of the second quarter of 2018, the Company ceased the production of potash in ICL Boulby mine in the UK, due to fully depleted potash reserves and shifted to sole production Polysulphate™. As a result, we are no longer presenting reserve information for potash at ICL Boulby mine in accordance with the SEC Guide 7 rules.

In the Company’s mine in the United Kingdom, we believe there are sizable resources for the purpose of continued production of Polysulphate™ (a mineral used in its natural form as a fully soluble and natural fertilizer, also used for organic agriculture and as a raw material for production of fertilizers), the sale of which in commercial quantities began in 2012. Beginning in 2016, the Company has been in the process of transitioning from potash extraction and production to Polysulphate™ at its ICL Boulby mine. In 2018, ICL produced about 350 thousand tonnes of Polysulphate™ and sold about 330 thousand tonnes, for the total amount of about $40 million. The Company is tracking this initiative and will obtain and provide reserve information in accordance with the SEC Guide 7 rules when this product becomes significant for the Company’s top line sales. As at the date of this Annual Report, our Polysulphate™ production at the ICL Boulby mine has generated about $40 million in sales and currently is not considered material to the Company’s operations or financial results. Accordingly, the Company has not presented reserve information for Polysulphate™ at ICL Boulby.

The Company believes that it will obtain renewal of all the government leases and licenses necessary for the reserves in the United Kingdom.

China

Haikou mine has 55 million tonnes (after deduction of 5%: losses 3% and dilution 2%) of proven reserves of phosphate rock which located in 4 separated blocks (blocks 1-4). The annual production capacity is around 2.5 million tonnes (in 2018 2.15 million tonnes were mined). The proven reserves are sufficient for almost 22 years at such rate. Another 4.4 million tonnes of phosphate is placed in several piles around the mine and this reserve will be fed to the flotation plant in the next few years.

The following table sets forth our estimated phosphate reserves in Haikou Mine as of December 31, 2018:

Category	Low Organic Phosphate	Average Grade
	(millions of metric tonnes)	(% P2O5)

Block 1	Proven	3	21%
Block 2	Proven	5	21%
Block 3	Proven	30	22%
Block 4	Proven	17	22%
Total (Proven)		55

The average quality of the phosphate is around 21.4% P2O5, and is divided into 3 grades: Grade I (highest grade) > 30% P2O5, Grade II- 24-30% P2O5 and Grade III- 15-24% P2O5. Around 20% of the phosphate has >27% P2O5 and is usually beneficiated in the scrubbing facility or in the flotation plant or in the grinding facility.

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

The three-year average market prices used to calculate our reserves in the Haikou mine as of December 31, 2018 are as follows: $394 per tonne for green phosphoric acid (MGA), $693 per tonne for white phosphoric acid (WPA), $906 per tonne for MKP, $223 per tonne for GTSP.

In calculating the reserves, an average of the previous three years’ currency exchange rates were used to ensure economic feasibility. The three-year average currency conversation rates used to calculate our reserves as at December 31, 2018 are as follows NIS 3.68 per $1.00, $1.33 per £1.00 and 6.67 RMB per $1.00.

The life of the mine at Haikou is approximately 22 years based on reserves of 55 million tonnes (given the annual production (mining) capacity of around 2.5 million tonnes); this phosphate is suitable for phosphoric acid production.

The Company believes that we have all the government approvals and permits necessary for our reserves in China.

Logistics

Israel

Part of the output of ICL’s Dead Sea facilities is transported by a conveyor belt that was built over 18.1 kilometers to the railhead located at Tzefa in Mishor Rotem, and from there the output is transported to the Ashdod port. In addition, the Company also transports the output produced at the Dead Sea by truck, mainly to the Eilat port. Metal magnesium is transported by means of containers that are loaded on trucks from the Company's site in Sodom to the railhead at the Tzefa site. Thereafter, the Company transports the containers to the Haifa / Ashdod ports by means of train.

Most of ICL’s products, whether in solid or liquid state, are transported in bulk from Rotem, Oron and Zin by road and rail to either the Ashdod port or by road to the Eilat port. From Eilat, ICL’s products are transported by ship to markets in the Far East, and from Ashdod, they are transported by ship to Europe and South America.

Within the Rotem site, there is a rail loading facility that typically loads up to 30 wagons for each delivery. Approximately 1.8 million tonnes of products per year are transported by rail from the Rotem site to Ashdod. About 150 thousand tonnes of products are transported by road from Rotem to the port of Eilat.

ICL Tovala is responsible for transporting phosphate rock from the Oron and Zin processing facilities in road‑going rigid trucks and trailers. Each trailer has a payload of 40 tonnes. Approximately 100 thousand tonnes are transported from Zin to Rotem for further processing, and about 1.1 million tonnes are transported from the Oron mine by truck for additional processing.

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

Spain

ICL Iberia (IBP) transports the minerals it mines from the Company's mines to the production plants as well as potash and salt from the factories and the mines to its customers and the port. Ore is taken by 25-tonne road haulage trucks from Cabanasses to Suria plant and a conveyor belt from Vilafruns mine to Sallent plant. After the processing is completed, various quantities of potash and different types of salt are produced. The final product is transferred directly to the customer by truck, or train/truck through the port.

A designated railway line is used for the transport of potash from the mines to the Barcelona port. Most of the shipments of ICL Iberia (IBP) are made through a terminal it owns at the port of Barcelona (Trafico de Mercancias – Tramer).

A truck fleet with towing equipment having 25‑27 tonnes capacity each is used to transport the salt from the mine. Up to 120 trucks of salt per day are dispatched from the mine to the port.

ICL Iberia (IBP) owns and maintains approximately 1.5 kilometers and 3 kilometers of standard gauge railway at Suria and Sallent plants, respectively, that connect to the regional rail network. Until now, up to three trains leave on a daily basis having a total payload capacity of 800 tonnes, spread out over about 21 freight cars. In the coming years, it is expected to increase to 24 freight cars, 1,000 tonnes and up to seven daily trains. The rail route for potash transport from Suria and Sallent to the terminal in the port of Barcelona comprises an about 80 kilometer rail route (from Suria and Sallent to Manresa to the port of Barcelona). ICL Iberia (IBP) owns and operates its own port facilities, which consist of bulk potash and salt storage facilities, comprised of freight‑car and rail‑truck conveyor unloading facilities and product storage warehouses.

Each of the production sites, Suria (the Cabanasses mine) and Sallent (the Vilafruns mine), have one rail load out system each for the rail to port transport systems. The train traction engine and part of the bulk freight car rolling stock is operated by the owner and operator FGC (Ferrocarrils de la Generalitat de Catalunya). From time to time, Tarragona port is also used for storage and loading when Barcelona port is unavailable.

As part of the plan for increasing ICL Iberia's (IBP) production capacity, an upgrade is being made of the logistical infrastructure at the Suria Site and in Cabanasses mine (entrance ramps into the mine), the factories and the Company's berth in the Barcelona port, in such a manner that will permit production, transport and export of about 2.3 million tonnes of potash and salt per year.

The facilities of the port of Barcelona are managed by ICL Iberia’s subsidiary Tramer and comprise an area of 13 thousand square meters divided into three zones. In order to support the expected operational expansion, the Company is in the process of setting up a new designed facility in the Barcelona port that will replace the current facility, and is making preparations for transition to use thereof. The new facility is expected to be constructed and operative towards the end of 2019 and has 56 thousand square meters and two storages. The new facilities allow to increase the train freight transport of salt and potash up to 2.3 million tonnes.

United Kingdom

The Boulby mine in the United Kingdom is connected by a network of roads running over 11 kilometers southward from the mine entrance, as well as a network of underground roads extending 17.5 kilometers from the mine entrance in the direction of the North Sea. Circa 80 kilometers of underground tunnels are still open to support present production. The mine has easy access to the national road and train transportation routes. The mine receives good quality drinking water and a stable supply of electricity.

Pursuant to agreements with the North Yorkshire National Parks Authority, the total transport movements by means of the network of roads from site to site are limited to a maximum of 150 thousand tonnes per year and a maximum of 66 road wagons per day (no road movements are allowed on Sundays or bank holidays). This limitation is not expected to interfere with the future production of ICL Boulby in light of its commitment to maintain the rail link to Teesdock. ICL Boulby's roads and trains are in full compliance with all the requirements.

The rail load‑out products are transported on an ICL Boulby‑owned rail line which extends approximately eight kilometers from the mine entrance to a junction with the national rail network, and from there the products continue to Teesport, Middlesbrough, via the Network Rail Company, the owner and operator of the main rail line.

Eight trains per day transport Polysulphate™ and rock‑salt to the Teesdock. Most of the Polysulphate™ output is used as a component of agricultural fertilizers, where most of the quantity is exported by sea from the Teesdock seaport to customers overseas.

Rock‑salt is taken by train to Teesdock, and transported by ship to English and Scottish east coast ports for sale to local authorities for de‑icing roads.

ICL Boulby leases and operates three principal storage and loading facilities: the Teesdock facility, which is located on the Tees River, and two additional storage facilities that are connected to the iron rail – Cobra and Ayrton Works in Middlesbrough.

China

The YPH JV includes the Haikou mine, several factories for production of various types of fertilizers located close to the Haikou mine and two plants for production of downstream products – one located close to the Haikou mine and the fertilizers factory and the other situated proximate to the Kunming airport.

Most of the transport of the raw materials from the Haikou mine to the acid factories is executed via pipeline (slurry), whereas a small part of the raw rock is transported by trucks.

Most of the output sold to the local market is transported from the fertilizers factory directly to the customers in North China by train, as well as through marine shipment, mainly from two exit ports (Beihai and Fangchengang). These ports are also used for import of sulphur, in the amount of 600 thousand tonnes per year. A small part of the output sold is transported to customers in the Yunnan region.

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

In 2018 and 2017, approximately 49% and 53%, respectively, of our sales revenue was derived from production activities taking place outside Israel and approximately 7% and 8%, respectively, of the cost of sales of products produced outside Israel was attributable to raw materials supplied from Israel. There is no single customer on which we are materially dependent, or a single customer that accounted for more than 10% of the Company’s total sales revenue in 2018.

Energy expenses accounted for approximately 7% of our total operating costs in 2018 and 2017, increased year over year by approximately 2%. Electricity expenses in 2018 and 2017 amounted to $163 million and $190 million, respectively, comprising 47% and 56%, respectively, of the total energy expenses. Natural gas expenses in 2018 and 2017 amounted to $123 million and $87 million, respectively, comprising 35% and 25%, respectively, of the total energy expenses. Oil and oil products expenses in 2018 and 2017 amounted to $15 million and $16 million, respectively, comprising 4% and 5%, respectively, of the total energy expenses.

ICL is one of the largest natural gas consumers in Israel and is taking measures to increase the use of natural gas in its facilities in order to significantly reduce emissions of pollutants in the area surrounding its facilities, improve the quality of the output, reduce maintenance expenses and lead to a significant monetary savings due to the transition from the use of more expensive fuels.

(1)
In February 2018, the Company entered into two supply agreements with Tamar and “Leviathan” reservoir (hereinafter – the Agreements), to secure its gas supply needs until the end of 2025 or until the entry of the “Karish” and “Tanin” reservoirs into service, whichever occurs first. The gas price in the Agreements is in accordance with the gas price formulas stipulated under the government’s gas outline. The Company anticipates that the scope of the annual gas consumption will be about 0.75 BCM.

The Company is entitled to terminate the Agreements in order to start the new agreement with Energean Israel Ltd. (hereinafter – “Energean”), which was signed in December 2017. According to the new agreement, Energean will supply up to 13 BCM of natural gas over a period of 15 years, amounting to about $1.9 billion. Energean holds licenses for development of the Karish and Tanin gas reservoirs, which are located in Israel’s territorial waters. Supply of the natural gas is expected to commence, at the earliest, in the first half of 2021, depending on completion of the development and commencement of production of natural gas from the reservoirs, and will be used for running ICL’s factories and power stations in Israel. In November 2018, following the completion of Energean's Financial Closing, all precedent conditions for the closing of the agreement have been met. In November 2018, all conditions precedent to the agreement with Energean have been met. Signing of the above-mentioned agreement marked an important milestone for securing a consistent supply of gas to the Company’s facilities in Israel, at a competitive price in relation to current gas supply agreements.

Marine transportation expenses in 2018 and 2017 were approximately 7% and 6% of our total operating costs, respectively, and amounted to approximately $355 million and $306 million, respectively. The increase in marine transportation expenses is primarily attributed to the increase in marine transportation prices compared to last year, as the monthly average marine transportation price index (Baltic Dry Index – “BDI”) for 2018 was 17% higher than the monthly average index for 2017.

Our financial statements are presented in U.S. dollars. Most of our sales are in U.S. dollars, even though a portion of our sales is in other currencies, mainly euros. Part of our operating expenses in Israel are denominated in NIS and, consequently, devaluation of the average NIS exchange rate against the U.S. dollar has a positive impact on our profitability, while appreciation has the opposite effect. Devaluation of the average exchange rate of the euro against the U.S. dollar has a negative impact on our profitability, while appreciation has the opposite impact. On the other hand, devaluation of the euro against the U.S. dollar improves the competitive ability of our subsidiaries whose functional currency is the euro, compared with competitors whose functional currency is the U.S. dollar. In 2018, the Company's operational results were positively impacted by the upward revaluation of the dollar, mainly against the shekel. For further information see "Results of Operation" chapter below.

We hedge part of our exposure to the risks described above, which include exposure to sales and operating expenses that are not denominated in our functional currency, mainly operating expenses denominated in NIS and other currencies that are not the functional currency of our subsidiaries, and exposure to marine transportation prices and energy prices. Since all these hedging transactions are treated as economic (non‑accounting) hedges, they are not reflected in our operating costs, but instead are recorded as finance income or expenses in our statements of income. Our management determine the extent of our hedging activities, based on their estimation of our sales and operating expenses, as well as their expectations of the developments in the markets in which we operate. See “Item 11 - Quantitative and Qualitative Disclosures about Market Risk— Risk Management”.

Trends Affecting Industrial Products segment

The operations of ICL's Industrial Products are largely affected by the level of activity in the electronics, construction, automotive, oil drilling, furniture, pharmaceutical, agro, textile and water treatment markets. In 2018, about 40% of the worldwide use of bromine was for flame retardants, about 30% was for intermediates and industrial uses, the rest was for clear brine fluids, water treatment and other uses.

In 2018, ICL sold approximately 240 thousand tonnes of Bromine compounds, 90 thousand tonnes of Phosphorous compounds, 40 thousand tonnes of Magnesia and Calcium products and 350 thousand tonnes of Dead Sea Salts.

Below are the trends of the business line main activities -

Flame retardants: The trend of pressure exerted by “green” organizations in the area of environmental protection to reduce the use of bromine-based flame retardants is continuing. On the other hand, development and commercialization of new sustainable polymeric or reactive bromine-based flame retardants along with new fire safety regulations in developing countries are serving to increase the use of these products.

In 2018, the demand for flame retardants used in the automotive, enclosures and TV industries as well as the telecommunication market has increased. Another growth engine is the Internet of Things trend. In addition, 2018 was characterized by continuation of stricter environmental pressure in China which had a very significant impact on availability of chemicals in the market and led to an increase in prices. Prices of bromine-based flame retardants were also supported by an increase in elemental bromine prices in China.

Demand for phosphorous‑based flame retardants was stable and competitive pressure coming from China still exists. However, Chinese regulatory authorities continue to enforce stricter emissions standards during 2018, and marginal suppliers exited production when emissions standards could not be met. As a result, demand for some of ICL's products was higher during 2018 and prices increased. Chinese competitors resumed more of normal operations in the fourth quarter of 2018.

Elemental bromine: In 2018, continuing the trend from recent years, elemental bromine prices in China continued to increase, supported mainly by environmentally related regulation enforcement and resource depletion. Prices in the United States, Europe and India increased as well.

Clear brine fluids: The demand for clear brine fluids for the oil and gas drilling market was back to its previous level as the price of the Oil and Gas went up. There was relatively high level of activity in the Gulf of Mexico, as well as in South America and Israel.

Biocides: The global supply was affected by the environmental constraints on production set in China. As a result, demand for some of ICL’s products was higher during 2018 and prices increased.

Inorganic bromides: As of April 2016, the new regulations for mercury emission control in the US are fully effective, meaning that all coal power plants are required to comply with the emission reduction rules. Nevertheless, low natural gas prices and retirements of old coal power plants which doubled in 2018 compared to 2017, negatively impacted demand. In addition, there was a moderate increase in demand for additional bromine‑based products as a result of improving demand in the agrochemicals markets.

Phosphorous-based industrial compounds: overall stable demand correlated to GDP growth. In developing countries, demand growth is more significant due to higher rates of establishment of new power stations.

Organic bromine compounds: Overall stable demand correlated to GDP growth and driven by an improvement in the demand for agrochemical inputs.  In addition, due to the environmentally related regulation pressure in China, the demand for ICL's products increased during 2018.

Magnesia Products: The demand for magnesia products showed a slight increase due to increased global demand for healthy food and mineral supplements. On top of that there is also high demand for pure Magnesium for industrial use such as fuel additive and glass application.

Solid MgCl2, Pure and packed KCl: 2018 was characterized by "average" winter in the eastern parts of USA which increased sales of deicing MgCl2 compared to last year. There was a slight growth in the demand for technical grade KCl for the oil drilling market and higher sales of new product launched this year for animal feed with GMP+ certification. For the pure KCl we witness strong competition with new companies that established new plants and the worldwide capacity increased significantly which increased the competition in this market.

Trends Affecting Potash Segment

Potash prices increased throughout 2018 supported by record potash demand of 66.8 million tonnes, growth of 0.3% compared to 2017 (according to CRU August 2018 and Fertecon December 2018), as well as low availability of potash due to, among other things, slower than expected ramp-up of new capacity. Prices remained firm into the off-season period of 2018 year-end and early 2019, which may be considered as a positive indication going forward. According to CRU (Fertilizer Week Historical Prices, January 2019) the average spot price of granular potash imported to Brazil during 2018 was $320 per tonne (CFR), up by approximately 22% compared to 2017.The average spot price of standard potash exported from Vancouver during 2018 was $241 per tonne (FOB), up by approximately11% compared to 2017.

The Grain price index, which peaked during the second quarter of 2018, decreased during the third quarter mainly due to the trade dispute between the US and China and remained stable during the fourth quarter of 2018. On an annual basis, corn and wheat prices ended the year higher compared to 2017, year-end while soybean and rice prices decreased. According to the USDA's WASDE report (World Agricultural Supply and Demand Estimates) from February 2019, the grains stock-to-use ratio for the 2018/2019 agricultural year is expected to decrease to 29.2%, compared with 31.3% at the end of the 2017/2018 agricultural year and compared with 30.6% in the 2016/2017 agricultural year. This trend of lower stock‑to‑use ratio may be supportive for fertilizer demand.

The FAO (Food and Agriculture Organization of the UN) published in December its updated forecast for the global cereal production in 2018 to 2,595 million tonnes, which is 62.5 million tonnes (2.4%) below last year’s record high.

According to official Chinese customs statistics via China Fertilizer, potash imports to China in 2018 reached 7.49 million tonnes, a 1% decrease compared to last year.

According to the FAI (Fertilizer Association of India), potash imports during 2018 amounted to 4.37 million tonnes, a 1% increase over the imports during 2017.

According to ANDA (Brazilian National Fertilizer Association), potash imports to Brazil during 2018 were over 10.0 million tonnes, surpassing last year's record by 9%.

During 2018, the new (Greenfield) mines experienced slower than expected ramp-up, partly due to operational challenges. According to market observers K+S experiences some difficulties with the granulation stage production process in its Bethune mine in Saskatchewan (Canada), which started producing potash in June 2017, led it to deliver standard MOP to the Far East including China. In addition, K+S, closed its Sigmundshall site in Germany (capacity of 0.75 million tonnes per year in 2017). EuroChem, has cut its forecast for 2018 output from its new mines in Russia, Usolskiy (expected nameplate capacity of 3.7 million tonnes per year in 2024) and Volgakaliy (expected nameplate capacity of 4.6 million tonnes per year in 2024) to a total of about 0.3 million tonnes. Turkmenhimiya's new potash mine (Garlyk) in Turkmenistan, which was inaugurated in March 2017 (nameplate capacity of 1.4 million tonnes per year), is believed to be inoperable. Slavkaliy's Nezhinsky potash project in Belarus (expected nameplate capacity of 2 million tonnes per year) ramp-up is expected to be delayed from 2020 to 2022. Belaruskali's Petrikov project (expected nameplate capacity of 1.5 million tonnes per year in 2022) ramp-up is expected in 2020.

Mosaic commissioned the new production skip at its Esterhazy K3 mine in Saskatchewan (Canada) in December 2018. This Brownfield project is expected to reach its full operational capacity (7.35 million tonnes per year) by 2024. In Russia, there were reports of flooding at Uralkali's Solikamsk 2 mine, although it seems like there was not a significant impact on the Uralkali's production as it continued its production from the adjacent Solikamsk 1 mine. Lao Kaiyuan is expected to expand the nameplate capacity of its Khammouans site in Laos from 0.5 to 1.5 million tonnes per year until 2021. It should be mentioned that nameplate capacities are in accordance with Informa (Fertecon) Potash Outlook Report - December 2018. Other information is in accordance with CRU Fertilizer Week.

Global demand for magnesium remains constrained in China, Brazil and Europe. This was partly offset by trade actions by US that have pushed up prices in the steel, aluminum and automotive sectors, which in turn has caused a resumption of domestic production, and consequent demand for raw materials, including magnesium.

Part of the Company's strategy is to grow the FertilizerpluS platform, mainly by utilizing Polysulphate as a base for a product portfolio which includes PotashpluS, PKpluS and other products. PotashpluS commercial launch took place in the fourth quarter of 2018. In addition, NPS fertilizer was launched in the YPH JV in China and the product is marketed in China and other markets. The favorable quality of ICL’s NPS compared to other NPS products contributes to solid demand. Sales of FertilizerpluS in 2018 totaled $114 million. Towards the end of 2018, ICL has signed a new agreement of Polysulphate and its derivatives with its customers in China for 2019 in a total quantity of 89 thousand tonnes.

Trends Affecting Phosphate Solutions Segment

The phosphate fertilizers market was firm during the first three quarters of 2018 and weakened during the fourth quarter, as prices softened in light of the agricultural season ending at the major phosphate fertilizers importing countries, mainly in India (DAP) and in Brazil (MAP). Prices continued to moderate in the beginning of 2019 and market observers are forecasting that this trend will continue during the first half of 2019, followed by a stabilization in the second half of the year. Demand for phosphate rock and green phosphoric acid continued to be firm during the fourth quarter of 2018.

Average prices (according to CRU - Fertilizer Week Historical Prices, January 2019):

$ per tonne	1-12/2018	1-12/2017	% vs 2017
DAP (Bulk CFR India Spot)	423	363	17%
TSP (Granular Bulk FOB Morocco Spot)	338	277	22%
MAP (Granular Bulk CFR Brazil Spot)	438	369	19%
Phosphate Rock (68-72% BPL) (FOB Morocco Contract)	91	90	1%

Sulphur prices increased during most of 2018 but started to moderate from November 2018. Average sulphur prices in 2018 (Bulk crushed lump and gran CFR price China) were $154 per tonne, compared to $122 per tonne in 2017 and compared to $126 currently (according to CRU - Fertilizer Week Historical Prices, February 7, 2019). Market observers are forecasting that the downward trend will continue during the first half of 2019, mainly due to the weakening of the phosphates market.

According to IFA's (International Fertilizer Association) Short-Term Fertilizer Outlook 2018–2019, global phosphate fertilizers demand in 2017/2018 increased by 2% compared with 2016/2017. The ramp-up of Wa'ad Al Shamal (Saudi Arabia) project of Ma'aden, Sabic and Mosaic is slower than expected. Furthermore, Mosaic has shut down its Plant City phosphate facility (US). In addition, OCP's (Morocco) maintenance work as well as Chinese export reduction in the fourth quarter of 2018 have contributed to the above.

According to IHS Markit data, Brazil imported 9 million tonnes of granular phosphate during 2018, a 0.9% increase compared to 2017. This is due to increases in SSP, TSP and NPK, which were offset by lower MAP, DAP and NP/NPS imports.

The Moroccan producer, OCP, secured 2019 first-quarter phosphoric acid contracts with its Indian partners at $750 per tonne P2O5 CFR, a decrease of $18 per tonne compared to the fourth-quarter of 2018.

According to the FAI (Fertilizer Association of India), DAP imports during 2018 increased by 49.7% to 5.99 million tonnes compared to 2017. On the other hand, domestic DAP production, decreased by 26.7% respectively to 3.55 million tonnes, mainly due to the increase in phosphoric acid contract price, but also due to the Indian rupee recovery against the US dollar during the fourth quarter of 2018, which together with a DAP domestic subsidy policy, have formed an economic preference for DAP import to India over its local production.

ICL's Phosphate Specialties business benefited from strong performance despite increasing global competitive pressure in certain regions. The business was successful in executing value oriented pricing approach in all regions. The pricing strategy over-compensated increased costs of major raw materials.

The business benefited from increased demand for acids from existing customers as well as new customers that used to import previously from Asia, especially in Europe.

Sales volumes of phosphate-based food additives in Europe decreased due to increased competition and the transition to a new distributor in Russia.

The salts business was impacted by higher transportation expenses caused by the low water level of Rhine River in Q4 2018, but this has normalized during December.

In North America, industrial salts and acids benefited from favorable market conditions with increased prices and improved volumes while food salts experienced volume losses in the lower value-added product lines.

In South America the phosphate salts and acids performance was stable through 2018, however market conditions were negatively impacted at the end of the year by increased low priced Chinese imports. These volume losses could be offset with the pricing strategy.

Continued growth of the P2O5 business in China was driven by increased local market share of the YPH JV as well as diversification of the acid customer base. The groundbreaking ceremony for the new food grade white phosphoric acid plant in the YPH JV took place in August, as part of the Company's strategy to increase specialty products production and sales. The 70 thousands tonnes P2O5 capacity plant is expected to be completed during the fourth quarter of 2019.

The Paints and Coatings business experienced strong performance during the year benefiting from continuing R&D efforts.

The vegetarian and flexitarian consumer behavior still shows an increasing demand for healthier food, which led, in response, to new developments in food salts and additives product portfolio. Phosphate Specialties business has further developed its ROVITARIS® line for meat replacements and is continuously working on strategic partnerships to extend the market activities.

The Dairy protein business experienced improved demand of a key account in the Chinese market and benefited from the ongoing customer base diversification and continuous focus on developing organic dairy solutions for the infant food industry. In July 2018, ICL divested and transferred the assets and business of Rovita GmbH which produces a commodity milk protein. In 2018 the business reported sales of $16 million and operating loss of approximately $3 million compared to $32 million in sales and $4 million in operating loss in 2017.

Trends affecting Innovative Ag Solutions segment

Innovative Ag Solutions segment is active in two main markets: agriculture and turf & ornamental markets. The specialty fertilizers business is characterized by higher efficiency resulting in higher prices and lower quantities compared to the traditional commodity fertilizers.

Traditional Commodity producers continue to step into the specialty fertilizers markets, offering specialized, higher value and higher price products. Consolidation is another global trend, characterized by mergers of large fertilizer suppliers as well as acquisition of small specialty fertilizer players by the large input players.

Specialty Agriculture markets

The specialty agriculture markets include all open field crops (rice, maize, potatoes etc.), orchards and greenhouses.

ICL's offerings for the specialty agriculture sector include three main product groups: (1) Soluble fertilizers, which includes water-soluble straights (such as MKP, MAP and Pekacid), and water‑soluble NPK; (2) controlled release fertilizers (CRF), and; (3) liquids NPKs.

Specialty agriculture markets are constantly growing, driven by global population growth, lack of arable land and regulation. New regulations, both local and national, requires limiting the amount of fertilizers applied, thus increasing the usage of efficient fertilizers application. An example for such regulation can be found in limiting the nitrogen usage in China, and controlling the nitrogen leaching in some countries in Europe. demand growth is significant in China, India and Brazil while in Europe growth is more moderate. This growth was inhibited by economic crises in Turkey, but this market is gradually recovering since early 2019.

The competitive landscape in the soluble fertilizer markets continues to develop, with commodity players, such as Eurochem, strengthening their position in the specialty markets with full range offer of water soluble MAP, water soluble NPK and NOP.

The CRF markets are under pressure in China – which shows the highest growth alongside increased production capacity (mainly from Kingenta), as well as in the US, although the main capacity increase can be found in the lower quality CRF type (e.g. Pursell in Alabama).

Turf and Ornamental Horticulture

Turf and Landscape

The Turf and Landscape market is the market for professional turf (i.e. golf & sport fields) and the landscape & lawn service market.

The market for specialty fertilizers in Europe in 2018 was mainly impacted by the late Spring and the severe drought during the Summer of 2018. This limited the number of applications of granular fertilizers during the season in golf and sport fields. However, the drought drove demand for liquids & wetting agents. Usually after a drought demand for seeds increase due to the need to renovate the turf.

The Landscape market is growing fast in Europe due to the fact that more consumers use professional landscapers.

Prices of raw materials and end products remained relatively flat during 2018.

There is a slow but noticeable trend of consolidation in the distribution chain in the Turf & Landscape market.

Ornamental Horticulture

The Ornamental Horticulture market includes container nursery growers, pot-plants and bedding plants. Global demand has moderately recovered due to the improvement in global economy contributing to the housing and landscape market.

The drought in Europe improved demand for plants as consumers and public gardens are renewing their plants who suffered from the high temperatures.

In the US the market for specialty fertilizers in the ornamental horticulture market remained competitive. In 2018 capacity as well as number of suppliers for controlled release fertilizers increased.

Expected Expenses for Equity Compensation Plans

Based on the existing grants under the 2014 Equity Compensation Plan, the expected expense for the periods ended December 31, 2019, December 31, 2020 and December 31, 2021 is approximately $6.3 million, $2.1 million, and $0.3 million, respectively.

For a description of the 2014 Equity Compensation Plan and additional information about the grants made under the 2014 Equity Compensation Plan, see Note 21 to our Audited Financial Statements.

Adjustments to reported operating and net income (Non-GAAP financial measures)

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

The table below reconciles total adjusted operating income and total adjusted net income attributable to the shareholders of the Company, to the comparable IFRS measures:

For the Year Ended December 31,
2018	2017	2016	2015	2014
US$ millions

Operating income (loss)	1,519	629	(3)	765	758
Impact of employee strike (1)	-	-	-	248	17
Capital (gain) loss (2)	(841)	(54)	1	(215)	(36)
Impairment of assets (3)	19	32	489	90	71
Provision for early retirement and dismissal of employees (4)	7	20	39	48	-
Provision for legal claims (5)	31	25	5	38	149
Provision for historical waste removal and site closure costs (6)	18	-	51	20	-
Other	-	-	-	-	1
Total adjustments to operating income (loss)	(766)	23	585	229	202
Adjusted operating income	753	652	582	994	960
Net income (loss) attributable to the shareholders of the Company	1,240	364	(122)	509	464
Total adjustments to operating income (loss)	(766)	23	585	229	202
Adjustments to finance expenses (7)	10	-	38	-	31
Total tax impact of the above operating income & finance expenses adjustments	(7)	(4)	(81)	(58)	(64)
Tax assessment and deferred tax adjustments (8)	-	6	36	19	62
Adjustments attributable to the non-controlling interests	-	-	(5)	-	-
Total adjusted net income - shareholders of the Company	477	389	451	699	695

This table includes various adjustments that were presented in separate lines in prior years. The adjustments are the same as in prior years and only the tabular presentation has changed.

(1)  Loss due to the strike that occurred in the Company’s facilities in Israel – in 2014 in ICL Rotem and in 2015 in DSW and ICL Neot Hovav.
(2) Capital loss (gain) from sale of low synergy businesses, transaction expenses relating to sale and acquisition of businesses and gain from consolidation and deconsolidation of businesses. In 2014, income from consolidation of previous equity method investee (increase in the rate of holdings from an investment accounted for using the equity method of accounting), in respect of a company in Brazil. In 2015, capital gain deriving mainly from the sale of low synergy business activities and from consolidation of previous equity method investee (Allana Afar). In 2017, capital gain from IDE divestiture, capital gain from the deconsolidation of Allana Afar in Ethiopia and additional consideration received regarding earn-out of 2015 divestitures. In 2018, capital gain from the sale of the Fire Safety and Oil Additives (P2S5) businesses. See also – Note 10 to our Audited Financial Statements.

(3)  Impairment in value and write down of assets. In 2014, with respect to a write down of assets of a subsidiary in the United States in view of the decline in the selling prices of the Company's products as a result of its competitors' strategy to increase their market share, and in view of the cancellation of the anti-dumping tax on Japanese chlorine-based biocide manufacturers in the fourth quarter of 2014, and impairment in the value of the activities classified as “held for sale” pursuant to IFRS 5 in Europe. In 2015, with respect to impairment in value of the activities classified as “held for sale” pursuant to IFRS 5 in Europe and in the United States and impairment in the value of assets of the Bromine facilities in Israel in view of the decision of the Company’s management regarding the continued use of various facilities on the Company's sites. In 2016, with respect to the write down of assets (including closure cost) relating to the global ERP project (Harmonization Project), write down of assets relating to discontinuance of the activities of Allana Afar in Ethiopia (including closure cost), and impairment in the value of assets of a subsidiary in the United Kingdom. In 2017, relating to impairment of an intangible asset in Spain, write-down of an investment in Namibia and impairment of assets in China and the Netherlands. In 2018, write-off of Rovita’s assets following its divestment and write-off of an intangible asset regarding a specific ICL R&D project related to ICL’s phosphate-based products. See also – Note 13 to our Audited Financial Statements.
(4) Provision for early retirement and dismissal of employees in accordance with the Company’s comprehensive global efficiency plan in its production facilities throughout the group. In 2015, with respect to the Bromine’s facilities in Israel and the Company’s facilities in the United Kingdom. In 2016, with respect to the Bromine’s facilities in Israel, the Company’s facilities in the United Kingdom and the facilities of the joint venture in China (reflected also in the non-controlling interests’ adjustment below). In 2017, provisions relating to ICL Rotem’s facilities in Israel, and to subsidiaries in North America (Everris NA Inc.) and Europe (Everris International B.V and BK Giulini GmbH). In 2018, provision relating to the Company’s facility in the United Kingdom (ICL Boulby). See also – Note 18 to our Audited Financial Statements.
(5) Provision for legal claims. In 2014, provision in connection with prior periods in respect of royalties’ arbitration in Israel. In 2015, stemming mainly from provision in connection with prior periods in respect of costs of management services of the electricity system in DSW and ICL Rotem, pursuant to the Israeli Public Utilities Authority Electricity's resolution from 2015, to impose certain electricity system management services charges also on private electricity producers as opposed to only on private consumers, retroactively from June 2013, a provision in connection with prior periods in respect of royalties’ arbitration in Israel  and the settlement agreement that ended the Class Action brought by the farmers in Israel regarding potash prices. In 2016, stemming mainly from a provision in connection with prior periods in respect of royalties’ arbitration in Israel, the arbitration award ending the commercial price dispute with Haifa Chemicals and reversal of the provision for retroactive electricity charges in connection with prior periods. In 2017, a provision following the judgement relating to a dispute with the National Company for Roads in Israel regarding damage caused to bridges by DSW, a provision following a decision of the European Commission concerning past grants received by a subsidiary in Spain, a provision relating to claims for damages related to the contamination of the water in certain wells at the Suria site in Spain, a provision in connection with prior periods in respect of royalties’ arbitration in Israel, reversal of the provision for retroactive electricity charges in connection with prior periods, and settlement of the dispute with Great Lakes (a subsidiary of Chemtura Corporation). In 2018, an increase of a provision in connection with prior periods in respect of royalties’ arbitration in Israel, partly offset by a VAT refund related to prior periods in Brazil (2002-2015). See also – Note 20 to our Audited Financial Statements.

(6) Provision for removal of waste in respect of prior periods and site closure costs. In 2015, in respect of removal of historical waste stemming from bromine production at the facilities in Israel in light of the government’s requirement to accelerate the waste removal schedule leading to additional cost of implementing a different technology. In 2016, provision for closure costs in the Sallent site in Spain related to the purification and removal of historical waste from the potash activities as a result of decisions made by the Spanish authorities in connection with the plan for treating the salt pile in the Sallent site leading to plan changes mainly related to the water pumping process involved in the salt treatment, and an increase of the provision in 2018 for the Sallent site closure costs as part of the restoration solution.
(7)  Interest and linkage expenses, mainly in connection with the royalties’ arbitration and tax assessments in Israel and Belgium relating to prior periods. In 2014, in connection with the royalties’ arbitration relating to prior periods. In 2016, in connection with the royalties’ arbitration relating to prior periods, and relating to a tax assessment in Israel relating to prior periods. In 2017, provision in light of a decision of the European Commission above and income following the resolution of the Appeals Court for Tax matters in Belgium. In 2018, increase of provision related to the royalties’ arbitration in Israel. See also – Note 17 and Note 20 to our Audited Financial Statements.
(8) In 2014, relating to a provision for taxes as a result of a change in Spain's Supreme Court judgment relating to prior periods. In 2015, relating to deferred taxes adjustment of prior periods in the magnesium. In 2016, relating to tax assessment in Israel and Belgium relating to prior periods. In 2017, tax provision as a result of an internal transaction in preparation of low synergy business divestitures (it should be noted that the capital gain from the divestment of the Fire Safety and Oil Additives (P2S5) businesses was adjusted in 2018) and tax income relating to the resolution of the Appeals Court for Tax matters in Belgium. See also – Note 10 and Note 17 to our Audited Financial Statements.

Results of Operations

The following discussion is based on our consolidated financial statements and should be read together with our consolidated financial statements.

We have presented below, a discussion of the period-to-period changes in the Company’s results of operations, and the primary drivers of these changes. These discussions are based in part on management’s best estimates of the impact of the main trends in its businesses.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Set forth below are our results of operations for the years ended December 31, 2018 and 2017.

For the Years Ended December 31,		% Increase (Decrease)
2018	2017
$ millions	$ millions
Sales	5,556	5,418	3%
Cost of sales	3,702	3,746	(1)%

Gross profit	1,854	1,672	11%

Selling, transport and marketing expenses	798	746	7%
General and administrative expenses	257	261	(2)%
Research and development expenses	55	55	-
Other expenses	84	90	(7)%
Other income	(859)	(109)	688%

Operating income	1,519	629	141%

Finance expenses, net	158	124	27%

Share in earnings of equity-accounted investees	3	-	-

Income before income taxes	1,364	505	170%

Provision for income taxes	129	158	(18)%

Net income	1,235	347	256%

Net income attributable to the shareholders of the Company	1,240	364	241%

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.97	0.29	235%

Diluted earnings per share (in dollars)	0.97	0.29	235%

Results of operations for the year 2018

Sales	Expenses	Operating income
$ millions

YTD 2017 figures	5,418	(4,789)	629
Total adjustments YTD 2017 *	-	23	23
Adjusted YTD 2017 figures	5,418	(4,766)	652
Divested businesses 2017	(343)	221	(122)
Adjusted YTD 2017 figures (excluding divested businesses)	5,075	(4,545)	530
Quantity	(87)	77	(10)
Price	419	-	419
Exchange rate	99	(93)	6
Raw materials	-	(88)	(88)
Energy	-	(2)	(2)
Transportation	-	(41)	(41)
Operating and other expenses	-	(64)	(64)
Adjusted YTD 2018 figures (excluding divested businesses)	5,506	(4,756)	750
Divested businesses 2018	50	(47)	3
Adjusted YTD 2018 figures	5,556	(4,803)	753
Total adjustments YTD 2018 *	-	766	766
YTD 2018 figures	5,556	(4,037)	1,519

* See "Adjustments to reported operating and net income (Non-GAAP)" above.

-
Sales –  the Company sales increased by $138 million compared to 2017. The increase derives mainly from an increase in the selling prices of potash (a $42 increase in the average realized price per tonne compared to the corresponding period last year), phosphate fertilizers, phosphate-based acids and food additives (as part of the value-focused strategy), specialty agriculture products and a positive price impact throughout most of Industrial Products segment’s business lines (see 'Price' above), as well as a positive exchange rate contribution, mainly due to the average upward revaluation of the euro against the dollar (see ‘Exchange rate’ above) and an increase in the quantities sold of dairy proteins, bromine- and phosphorous-based flame retardants and specialty agriculture products (part of the change in the ‘Quantity’ line above).

The increase was partly offset by the divestiture of the Fire Safety and Oil Additives businesses (see 'Divested businesses' rows above) and a decrease in the quantities sold of potash, phosphate fertilizers and phosphate-based acids and food additives (see ‘Quantity’ above).

-
Cost of sales – the cost of sales decreased by $44 million compared to 2017. The decrease derives mainly from the divestiture of the Fire Safety, Oil Additives and Rovita businesses (see 'Divested businesses' rows above) together with a decline in the quantities sold of potash, phosphate fertilizers and phosphate-based acids and food additives (see ‘Quantity’ above).

The decrease was partly offset by an increase in raw materials prices, mainly Sulphur, which increased costs of main raw materials throughout the phosphate value chain, raw materials used for bromine- and phosphorous-based flame retardants and various raw materials used for products of Innovative Ag Solutions segment (see ‘Raw materials’ above) together with the average upward revaluation of the euro against the dollar, which increased production costs (see ‘Exchange rate’ above) and an increase in the quantities sold of dairy proteins, bromine- and phosphorous-based flame retardants and specialty agriculture products (see ‘Quantity’ above).

-
Selling and marketing – selling and marketing expenses increased by $52 million compared to 2017. The increase derives mainly from an increase in marine transportation prices and exchange rate fluctuations (see ‘Transportation’ and ‘Exchange rate’ above).

-
General and administrative – general and administrative expenses decreased by $4 million compared to 2017. The company successfully maintained low level of general and administrative expenses following the efficiency measures that took place in 2017.

-
Other income, net - other income, net, increased by $756 million compared to 2017. The increase derives mainly from capital gain recorded from the sale transaction of the Fire Safety and Oil Additives businesses, partly offset by capital gains recorded in the previous year related to divestiture of businesses, mainly IDE (see ‘Adjustments to reported operating and net income – Non-GAAP financial measures’ above).

Below is a geographical breakdown of our sales by customer location:

Year Ended December 31,
2018	2017
$ millions	$ millions
Europe	1,970	1,918
Asia	1,488	1,342
North America	978	1,175
South America	712	666
Rest of the world	408	317
Total	5,556	5,418

Europe – the increase derives mainly from an increase in the quantities sold and selling prices of potash and bromine-based flame retardants, quantities sold of specialty agriculture products, selling prices of phosphorous-based flame retardants, together with the positive impact of the average upward revaluation of the euro against the dollar. The increase was partly offset mainly as a result of divested businesses together with a decline in the green phosphoric acid quantities sold.

Asia – the increase derives mainly from an increase in quantities sold of dairy proteins and specialty agriculture products, together with an increase in the selling prices of potash, phosphate fertilizers and bromine‑based flame retardants and industrial solutions. The increase was partly offset by a decline in green phosphoric acid quantities sold.

North America – the decrease derives mainly from divestiture of the Fire Safety and Oil Additives (P2S5) businesses and a decrease in the quantities sold of potash. The decrease was partly offset by an increase in the selling prices and quantities sold of phosphate fertilizers, quantities sold of clear brine fluids and phosphorous-based flame retardants and selling prices of potash.

South America – the increase derives mainly from an increase in the selling prices of potash, partly offset by a decrease in potash quantities sold.

Rest of the world – the increase derives mainly from an increase in the quantities sold of dairy proteins products, clear brine fluids and electricity surplus to third parties from ICL's new power plant in Sodom.

Financing expenses, net

The net financing expenses in 2018 amounted to $158 million, compared with $124 million last year – an increase of $34 million. The change derives mainly from an increase in respect of the change in exchange rate differences and hedging transaction results, in the amount of $36 million.

An additional increase of $10 million derives from interest on past royalties recognized in 2018 as a result of a decision in the arbitration between the State and the Company (for further information see note 20 to our Audited Financial Statements).

This increase was partly offset by a decline in the interest expenses, in the amount of $11 million, mainly due to the significant reduction of net financial liabilities, by using the proceeds received from the sale of the Fire Safety and Oil Additives (P2S5) businesses.

Furthermore, in 2018 and 2017, the Company paid fees regarding early repayment of long term loans of about $12 million and $13 million, respectively.

Tax expenses

The tax expenses in 2018 amounted to $129 million, reflecting an effective tax rate of about 9%, which is significantly lower than the Company’s usual tax rate, mainly due to exempt income as a result of the divestment of the businesses at the end of the first quarter of 2018, devaluation of the shekel against the dollar during the year and a decrease in tax provisions in Israel.

Segment Information

Segment revenues, expenses and results include inter-segment transfers, which are priced mainly based on transaction prices in the ordinary course of business – this being based on reports that are regularly reviewed by the chief operating decision maker. These transfers are eliminated as part of consolidation of the financial statements.

The segment profit is measured based on the operating income, without certain expenses that are not allocated to the operating segments including general and administrative expenses, as it is included in reports that are regularly reviewed by the chief operating decision maker.

Results of operations for the year 2018 – Industrial products segment

2018	2017
$ millions	$ millions
Total Sales	1,296	1,193
Sales to external customers	1,281	1,179
Sales to internal customers	15	14
Segment profit	350	303
Depreciation and Amortization	63	61
Capital expenditures	50	49

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2018	2017
$ millions	$ millions
Europe	473	456
Asia	399	351
North America	347	327
South America	21	18
Rest of the world	41	27
Total	1,281	1,179

Sales	Expenses	Operating income
$ millions
YTD 2017 figures	1,193	(890)	303
Quantity	22	(19)	3
Price	70	-	70
Exchange rate	11	(11)	-
Raw materials	-	(13)	(13)
Energy	-	(2)	(2)
Transportation	-	1	1
Operating and other expenses	-	(12)	(12)
YTD 2018 figures	1,296	(946)	350

-
Quantity – the positive impact on the segment’s profit derives mainly from an increase in the quantities sold of bromine-based flame retardants, phosphorous‑based flame retardants and industrial solutions and magnesia products, partly offset by a decrease in the quantities sold of bromine-based industrial solutions.

-
Price – the positive impact on the segment’s profit derives mainly from an increase in the selling prices of bromine-based industrial solutions and flame retardants, phosphorous-based flame retardants and magnesia products.

-
Exchange rate – the average upward revaluation of the euro against the dollar which increased the Company's revenue was fully offset by the average upward revaluation of the euro and the shekel against the dollar which increased production costs.

-	Raw materials –the negative impact on the segment’s profit derives mainly from an increase in the prices of raw materials used for bromine- and phosphorous-based flame retardants.

-	Operating and other expenses – the negative impact on the segment's profit derives mainly from inventory write-off and higher labor costs.

Results of operations for the year 2018 - Potash segment

2018	2017
$ millions	$ millions
Total sales	1,623	1,383
Potash sales to external customers	1,280	1,119
Potash sales to internal customers	79	71
Other and eliminations*	264	193
Gross profit	696	539
Segment profit	393	282
Depreciation and Amortization	141	128
Capital expenditures	356	270
Average realized price (in $)**	278	236

* Mainly includes Polysulphate produced in UK, salt produced in underground mines in UK and Spain, magnesium-based products and sales of electricity produced in Israel.

** Potash average realized price (dollar per tonne) is calculated by dividing total potash revenue by total sales’ quantities. The difference between FOB price and average realized price is mainly marine transportation costs.

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2018	2017
$ millions	$ millions
Asia	518	432
South America	406	347
Europe	396	327
North America	107	116
Rest of the world	54	36
Total	1,481	1,258

Sales	Expenses	Operating income
$ millions

YTD 2017 figures	1,383	(1,101)	282
Quantity	21	(25)	(4)
Price	197	-	197
Exchange rate	22	(27)	(5)
Energy	-	(3)	(3)
Transportation	-	(32)	(32)
Operating and other expenses	-	(42)	(42)
YTD 2018 figures	1,623	(1,230)	393

-
Quantity – the moderate negative impact on the segment’s profit derives mainly from a product and site mix, due to increased sales of lower margin products, including electricity surplus from the new power plant in Sodom and Polysulphate.

-	Price – the positive impact on the segment’s profit derives from the increase in potash selling prices.

-	Exchange rate – the negative impact on the segment’s profit derives mainly from the average upward revaluation of the euro against the dollar.

-	Transportation – the negative impact on the segment’s profit derives mainly from an increase in marine transportation prices.

-
Operating and other expenses – the negative impact on the segment’s profit derives mainly from a capital gain due to sale of an office building in Israel which was recorded last year, an increase in royalties, as a result of higher revenue, higher depreciation expenses, expenses recorded in connection with DSW's collective labor agreement and higher operational costs, mainly as a result of annual production record level of potash in Israel.

Potash – Production and Sales

Thousands of Tonnes	2018	2017
Production	4,880	4,773
Total sales (including internal sales)	4,895	5,039
Closing inventory	385	400

-     Production – in 2018, production of potash was 107 thousand tonnes higher than in 2017, due to increased production (about 230 thousand tonnes) in ICL Dead Sea and ICL Iberia, despite the stoppage of the potash operation in ICL Boulby at the end of the second quarter of 2018, as part of the transition to the Polysulphate production. The increased production in ICL Dead Sea derived mainly from efficiency activity in planning, maintenance and operational excellence, which led to an annual production record level in ICL Dead Sea. The increased production in ICL Iberia derived mainly from an efficiency plan implemented at the beginning of 2018 and from higher ore grade in the mining area in the beginning of 2018.

-     Sales –  the quantity of potash sold in 2018, was 144 thousand tonnes lower than in 2017, mainly due to a decrease in potash sales to North and South America.

Results of operations for the year 2018 – Phosphate Solutions segment

2018	2017
$ millions	$ millions
Total Sales	2,099	2,037
Sales to external customers	2,001	1,938
Sales to internal customers	98	99
Segment profit	208	149
Depreciation and Amortization	172	172
Capital expenditures	180	154

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2018	2017
$ millions	$ millions
Europe	696	730
Asia	465	457
North America	405	368
South America	264	274
Rest of the world	171	109
Total	2,001	1,938

Sales	Expenses	Operating income
$ millions

YTD 2017 figures	2,037	(1,888)	149
Divested businesses 2017	(32)	36	4
YTD 2017 figures (excluding divested businesses)	2,005	(1,852)	153
Quantity	(108)	98	(10)
Price	142	-	142
Exchange rate	44	(33)	11
Raw materials	-	(62)	(62)
Energy	-	1	1
Transportation	-	(10)	(10)
Operating and other expenses	-	(14)	(14)
YTD 2018 figures (excluding divested businesses)	2,083	(1,872)	211
Divested businesses 2018	16	(19)	(3)
YTD 2018 figures	2,099	(1,891)	208

-	Divested businesses – sale of the assets and business of Rovita at the beginning of the third quarter of 2018.

-
Quantity – the negative impact on the segment’s profit derives mainly from a decrease in phosphate-based acids and food additives, together with phosphate fertilizers quantities sold, which was partly offset by an increase in dairy proteins quantities sold.

-
Price – the segment benefited from a positive price impact throughout most of the phosphate chain. The increase derives mainly from selling prices of phosphate fertilizers, together with phosphate-based acids, food additives and salts (mainly as part of value-focused strategy).

-
Exchange rate – the positive impact on the segment’s profit derives mainly from the average upward revaluation of the euro against the dollar increasing revenues. This increase was partly offset by the average upward revaluation of the euro and the Chinese yuan against the dollar increasing production costs.

-	Raw materials – the negative impact on the segment’s profit derives mainly from higher sulphur prices which increased the costs of the main raw materials throughout the phosphate value chain.

-	Transportation – the negative impact on the segment’s profit derives mainly from an increase in marine transportation prices.

-
Operating and other expenses – the negative impact on the segment’s profit derives mainly from an insurance income in Israel which was recorded last year and inventory write-off, partly offset by lower operational costs as a result of implementation of efficiency measures and an environment-related provision which was recorded last year.

Phosphate Solutions: Backward Integrated Value Chain

Thousands of tonnes	2018	2017
Phosphate rock
Production	5,006	4,877
Green phosphoric acid
Used for production of phosphate commodities	552	451
Used for production of phosphate specialties	305	281
Other	17	28
Phosphate fertilizers
Production	2,304	2,094
Sales*	2,269	2,291
Pure phosphoric acid
Production	289	275

* To external customers.

-     Production of phosphate rock – in 2018, production of phosphate rock was higher by 129 thousand tonnes than in 2017, mainly due to shutdown at ICL Rotem Zin plant during the second half of 2017 as a result of adjusting production volumes to the business environment.

-     Green phosphoric acid – in 2018, green phosphoric acid used for production of phosphate commodities was higher by 101 thousand tonnes than in 2017, mainly due to increased production of phosphate fertilizers in YPH joint venture. Green phosphoric acid used for production of phosphate specialties in 2018, was higher by 24 thousand tonnes than in 2017, mainly due to the segment's strategy for increasing production of phosphate-based specialty products.

-     Production of phosphate fertilizers – in 2018, production of phosphate fertilizers was higher by 210 thousand tonnes than in 2017, mainly due to increased production of phosphate fertilizers in YPH joint venture.

-     Sales of phosphate fertilizers – the quantity of phosphate fertilizers sold in 2018 was 22 thousand tonnes lower than in 2017, as an increase in the sales of the YPH JV was more than offset by lower demand towards the end of 2018.

-     Production of pure phosphoric acid – in 2018, production of pure phosphoric acid was higher by 14 thousand tonnes than in 2017, mainly due to reduced production at ICL Rotem in 2017 that was unfavorably affected by a shortage of 4D acid, as well as due to higher demand in China.

Results of operations for the year 2018 – Innovative Ag Solutions segment

2018	2017
$ millions	$ millions
Total Sales	741	692
Sales to external customers	719	671
Sales to internal customers	22	21
Segment profit	57	56
Depreciation and Amortization	19	19
Capital expenditures	15	12

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2018	2017
$ millions	$ millions
Europe	359	324
Asia	105	99
North America	97	87
South America	21	22
Rest of the world	137	139
Total	719	671

Sales	Expenses	Operating income
$ millions
YTD 2017 figures	692	(636)	56
Quantity	17	(13)	4
Price	13	-	13
Exchange rate	19	(17)	2
Raw materials	-	(14)	(14)
Energy	-	-	-
Transportation	-	-	-
Operating and other expenses	-	(4)	(4)
YTD 2018 figures	741	(684)	57

-	Quantity – the positive impact on the segment's profit derives mainly from specialty agriculture products, largely from liquid NPK, straight fertilizers and water-soluble NPK.

-	Price – the positive impact on the segment's profit derives mainly from an increase in the selling prices of straight fertilizers.

-
Exchange rate – the positive impact on the segment's profit derived mainly from the average upward revaluation of the euro against the dollar which increased revenue more than it contributed to the increase in production costs.

-	Raw materials – the negative impact on the segment's profit derives mainly from an increase in most of the segment's raw materials, mainly ammonia and caustic soda.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Set forth below are our results of operations for the years ended December 31, 2017 and 2016.

For the Years Ended December 31,		% Increase (Decrease)
2017	2016
$ millions	$ millions	sales
Sales	5,418	5,363	1%
Cost of sales	3,746	3,703	1%

Gross profit	1,672	1,660	1%

Selling, transport and marketing expenses	746	722	3%
General and administrative expenses	261	321	(19)%
Research and development expenses	55	73	(25)%
Other expenses	90	618	(85)%
Other income	(109)	(71)	54%

Operating income (loss)	629	(3)	-

Finance expenses, net	124	132	(6)%

Share in earnings of equity-accounted investees	-	18	-
Income (loss) before income taxes	505	(117)	-

Provision for income taxes	158	55	187%
Net income (loss)	347	(172)	-
Net income (loss) attributable to the shareholders of the Company	364	(122)	-

Earnings (losses) per share attributable to the shareholders of the Company:

Basic earnings (losses) per share (in dollars)	0.29	(0.10)	-

Diluted earnings (losses) per share (in dollars)	0.29	(0.10)	-

Results of operations for the year 2017
Sales	Expenses	Operating income
$ millions
YTD 2016 figures	5,363	(5,366)	(3)
Total adjustments YTD 2016*	-	585	585
Adjusted YTD 2016 figures	5,363	(4,781)	582
Quantity	52	(1)	51
Price	(6)	-	(6)
Exchange rate	9	(56)	(47)
Raw materials	-	25	25
Energy	-	(21)	(21)
Transportation	-	(12)	(12)
Operating and other expenses	-	80	80
Adjusted YTD 2017 figures	5,418	(4,766)	652
Total adjustments YTD 2017*	-	(23)	(23)
YTD 2017 figures	5,418	(4,789)	629

* See "Adjustments to reported operating and net income (Non-GAAP)" above.

-
Sales – the company sales increased by $55 million compared to 2016. The quantity‑related increase derives mainly from an increase in the quantities sold of fire safety products (which were divested at the end of the first quarter of 2018), phosphate acids, bromine-based industrial solutions (mainly clear brine fluids), bromine‑based flame retardants and specialty agriculture products. The increase was partly offset by a decline in the quantities sold of phosphate rock, phosphate fertilizers and dairy proteins.

The price-related decrease derives mainly from a decline in the selling prices of phosphate fertilizers, phosphate acids, and specialty agriculture products. This decrease was partly offset by an increase in potash, phosphorous-based flame retardants and bromine-based industrial solutions selling prices.

The exchange rate increase derives mainly from the upward revaluation of the euro against the dollar.

-
Cost of sales – the cost of sales increased by $43 million compared to 2016. The increase derives mainly from the upward revaluation of the shekel against the dollar increasing production costs (see ‘Exchange rate’ above), higher energy prices in Israel, higher electricity costs in Europe (see ‘Energy’ above), inventory write-offs in ICL Potash, mainly in Europe and an increase in royalties paid due to higher revenues (see ‘Other’ above). The increase was partly offset by a decline in raw materials prices, mainly commodity fertilizer prices used in the specialty fertilizers business and sulphur prices used mainly in the phosphate value chain (see ‘Raw materials’ above).

-
Selling and marketing – selling and marketing expenses increased by $24 million compared to 2016. The increase derives mainly from an increase in marine transportation prices and exchange rate fluctuations, partly offset by a decrease in quantities sold of products of the Phosphate commodities business (see ‘Transportation’ and ‘Exchange rate’ above).

-
General and administrative – general and administrative expenses decreased by $60 million compared to 2016. The decrease derives mainly from cost-saving measures and a reduction of professional services throughout the Company (see ‘Operating and other expenses’ above).

-
Other expenses, net - other expenses, net, decreased by $566 million compared to 2016. The decrease derives mainly from capital gains recorded this year related to divestiture of businesses (mainly IDE), together with non-operational expenses in the corresponding period last year, mainly from impairment of assets related to the Harmonization Project and to discontinuance of the activities of Allana Affar in Ethiopia (see ‘Adjustments to reported operating and net income – Non-GAAP financial measures’ above).

Below is a geographical breakdown of our sales according to customer location:

Year Ended December 31,
2017	2016
$ millions	$ millions
Europe	1,918	1,863
Asia	1,342	1,275
North America	1,175	1,141
South America	666	588
Rest of the world	317	496
Total	5,418	5,363

Europe – the increase derives mainly from an increase in the quantities sold of dairy protein products, phosphate fertilizers, clear brine fluids and specialty agriculture products. The increase was partly offset by a decrease in the quantities sold of potash and phosphate rock.

Asia – the increase derives mainly from an increase in the quantities sold of phosphoric acid, potash, bromine-based flame retardants, bromine-based industrial solutions, acids, specialty agriculture products and dairy protein products. This increase was partly offset by a decrease in the quantities sold of phosphate fertilizers and phosphate rock.

North America – the increase derives mainly from an increase in the quantities sold and selling prices of potash together with an increase in fire-safety and P2S5 product quantities sold. This increase was partly offset by a decrease in the quantities sold of the Innovative Ag Solutions segment products and food phosphates and multi‑ingredient blends.

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

Financing expenses, net

The net financing expenses in the year ended December 31, 2017 amounted to $124 million, compared with $132 million last year – a decrease of $8 million. The decrease derives mainly from interest expenses recorded last year in the amount of $38 million in connection with interest on past royalties following an arbitration decision between the government of Israel and the Company, as well as interest on a tax assessment agreement signed with the Israel Tax Authority relating to prior periods and an increase in 2017 of income of about $10 million in respect of hedging transactions, net of exchange rate differences. On the other hand, in 2017 we recognized finance expenses as a result of revaluation of liabilities for employee benefits (in shekel terms) of about $20 million, fees paid with respect to early repayment of a long-term loan of about $13 million and interest expenses, mainly from an increase of the average interest rate on the Company’s debt of about $7 million.

Tax expenses

The tax expenses in 2017 amounted to $158 million reflecting an effective tax rate of about 31%. In 2016 and 2015 tax expenses were $55 million and $162 million reflecting about (47%) and about 24% effective tax rate, respectively. The increase in the effective tax rate in 2017 compared with prior years is mainly due to reduction of the tax benefits under the Israeli Encouragement Law as well as the mix of profits generated in various jurisdictions.

Tax expenses in 2017 were impacted by tax expenses following an internal transaction in preparation of divestitures of low synergy businesses together with an upward revaluation of the shekel against dollar that increased the tax expenses in the Israeli subsidiaries, and was offset by tax income as a result of the resolution given by the Appeals Court in Belgium with respect to an appeal filed by the Company regarding allowance of deduction of certain expenses and tax income due to an adjustment to the deferred taxes following the tax reform in the US.

In 2016, the effective tax rate was impacted mainly by the loss from discontinuance of the global ERP project (Harmonization Project) and by the capital loss from discontinuance of the activities of Allana Afar in Ethiopia.

Results of operations for the year 2017 – for Industrial Products segment

2017	2016
$ millions	$ millions
Total Sales	1,193	1,120
Sales to external customers	1,179	1,111
Sales to internal customers	14	9
Segment profit	303	286
Depreciation and Amortization	61	52
Capital expenditures	49	38

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2017	2016
$ millions	$ millions
Europe	456	424
Asia	351	301
North America	327	330
South America	18	24
Rest of the world	27	32
Total	1,179	1,111

Sales	Expenses	Operating income
$ millions
YTD 2016 figures	1,120	(834)	286
Quantity	57	(21)	36
Price	12	-	12
Exchange rate	4	(16)	(12)
Raw materials		(1)	(1)
Energy		(2)	(2)
Transportation		(1)	(1)
Operating and other expenses		(15)	(15)
YTD 2017 figures	1,193	(890)	303

-
Quantity – the positive impact on the segment's profit derives mainly from an increase in the quantities sold of bromine-based flame retardants and bromine-based industrial solutions (mainly clear brine fluids).

-	Price – the positive impact on the sales and on the segment's profit derives mainly from an increase in the selling prices of phosphorous-based flame retardants and bromine-based industrial solutions.

-
Exchange rate – the negative impact on the segment's profit derives mainly from the upward revaluation of the shekel against the dollar increasing production costs, partly offset by the upward revaluation of the euro against the dollar increasing revenues.

-
Operating and other expenses - the negative impact on the segment's profit derives mainly from an increase in the royalties as a result of the increase in sales and from expenses recorded in relation with an extension of work agreement.

Results of operations for the year 2017 – Potash segment

2017	2016
$ millions	$ millions
Total sales	1,383	1,338
Potash sales to external customers	1,119	1,085
Potash sales to internal customers	71	80
Other and eliminations*	193	173
Gross profit	539	499
Segment profit	282	282
Depreciation and Amortization	128	127
Capital expenditures	270	311
Average realized price (in $)**	236	226

* Mainly includes Polysulphate produced in UK, salt produced in underground mines in UK and Spain, magnesium-based products and sales of electricity produced in Israel.

** Potash average realized price (dollar per tonne) is calculated by dividing total potash revenue by total sales’ quantities. The difference between FOB price and average realized price is mainly marine transportation costs.

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2017	2016
$ millions	$ millions
Asia	432	395
South America	347	267
Europe	327	354
North America	116	93
Rest of the world	36	104
Total	1,258	1,213

Sales	Expenses	Operating income
$ millions
YTD 2016 figures	1,338	(1,056)	282
Quantity	1	9	10
Price	41	-	41
Exchange rate	3	(14)	(11)
Energy		(11)	(11)
Transportation		(28)	(28)
Operating and other expenses		(1)	(1)
YTD 2017 figures	1,383	(1,101)	282

-       Quantity - the positive impact on the segment's profit derives mainly from lower sales of potash manufactured at sites having lower profitability rates.

-       Price – the positive impact on the sales and on the segment's profit derives from an increase in potash selling prices (a $10 increase in the average realized price per tonne compared to last year).

-       Exchange rate – the negative impact on the segment’s profit derives mainly from the upward revaluation of the shekel and the euro against the dollar increasing production costs. This decrease was partly offset by the upward revaluation of the euro against the dollar increasing revenues.

-       Energy –  the negative impact on the segment’s profit derives mainly from higher energy prices in Israel and higher electricity charges in Europe.

-       Transportation – the negative impact on the segment’s profit derives mainly from an increase in marine transportation prices.

-
Operating and other expenses - the negative impact on the segment’s profit derives mainly from an increase in inventory write-offs (mainly in Europe) and an increase in royalties and sales commissions. This negative impact was partly offset by expenses recorded last year in connection with DSW's collective labor agreement and a capital gain due to sale of an office building in Israel.

Potash – Production and Sales

Thousands of Tonnes	2017	2016
Production	4,773	5,279
Total sales (including internal sales)	5,039	5,165
Closing inventory	400	666

-     Production – production of potash in 2017, was 506 thousand tonnes lower than in 2016, mainly due to decreased production at ICL Boulby as a result of the transition from extracting and producing potash to producing Polysulphate™. The lower production in the first quarter of 2017, caused by an operational breakdown in the mine tailings channel, was renewed during the second quarter of 2017 and the overall production level was recovered during the course of the year. In addition, decreased production was recorded in Spain as a result of lower ore grade in the current mining area and in ICL Dead Sea as a result of maintenance operations at the plant in Sodom.

-     Sales –  the quantity of potash sold in 2017, was 126 thousand tonnes lower than in 2016, mainly due to a decrease in sales to Israel and Europe, which was partially offset by an increase in sales to South America and Asia.

Results of operations for the year 2017 – Phosphate Solutions segment

2017	2016
$ millions	$ millions
Total Sales	2,037	2,186
Sales to external customers	1,938	2,082
Sales to internal customers	99	104
Segment profit	149	224
Depreciation and Amortization	172	203
Capital expenditures	154	237

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2017	2016
$ millions	$ millions
Europe	730	697
Asia	457	501
North America	368	379
South America	274	276
Rest of the world	109	229
Total	1,938	2,082

Sales	Expenses	Operating income
$ millions

YTD 2016 figures	2,186	(1,962)	224
Quantity	(109)	73	(36)
Price	(46)	-	(46)
Exchange rate	6	(33)	(27)
Raw materials		15	15
Energy		(8)	(8)
Transportation		16	16
Operating and other expenses		11	11
YTD 2017 figures	2,037	(1,888)	149

-       Quantity -  the negative impact on the segment's profit derives mainly from a decrease in phosphate fertilizers, phospahte rock and dairy proteins quantities sold. This negative impact was partly offset by an increase in phosphate-based acids quantities sold.

-       Price – the negative impact on the sales and on the segment's profit derives mainly from a decrease in the selling prices of phosphate fertilizers and phosphate-based acids.

-       Exchange rate – the negative impact on the segment’s profit derives mainly from the upward revaluation of the shekel and the euro against the dollar increasing production costs. This decrease was partly offset by the upward revaluation of the euro against the dollar increasing revenues.

-       Raw materials – the positive impact on the segment's profit derives mainly from a decrease in sulphur prices.

-       Energy –  the negative impact on the segment’s profit derives mainly from higher energy prices in Israel.

-       Transportation – the positive impact on the segment’s profit derives mainly from a decrease in quantities sold, partly offset by an increase in marine transportation prices.

-
Operating and other expenses - the positive impact on the segment’s profit derives mainly from a decrease in depreciation expenses due to lower production (lower stripping costs), a decrease in royalties paid and an insurance income in Israel, partly offset by an environment related provision.

Phosphate Solutions: Backward Integrated Value Chain

Thousands of tonnes	2017	2016
Phosphate rock
Production	4,877	5,744
Green phosphoric acid
Used for production of phosphate commodities	451	645
Used for production of phosphate specialties	281	261
Other	28	28
Phosphate fertilizers
Production	2,094	2,725
Sales*	2,291	2,645
Pure phosphoric acid
Production	275	266

* To external customers.

-     Production of phosphate rock – in 2017, production of phosphate rock was lower by 867 thousand tonnes than in 2016, mainly due to adjusting production volumes to the business environment at ICL Rotem, which included a shutdown of the Zin plant during part of the third and the fourth quarters of 2017. The plant returned to activity towards the end of the fourth quarter. In addition, the production of phosphate rock decreased due to a production optimization process in YPH.

-     Green phosphoric acid – in 2017, green phosphoric acid used for production of phosphate commodities was lower by 194 thousand tonnes than in 2016, mainly due to decreased production of phosphate fertilizers in YPH. Green phosphoric acid used for production of phosphate specialties in 2017, was higher by 20 thousand tonnes than in 2016, mainly due the shift to specialty products in YPH.

-     Production of phosphate fertilizers – in 2017, production of phosphate fertilizers was lower by 631 thousand tonnes than in 2016, mainly due to decreased production in YPH as a result of the shift to specialty products.

-     Sales of phosphate fertilizers – the quantity of phosphate fertilizers sold in 2017 was 354 thousand tonnes lower than in 2016, mainly due to a decrease in sales to Asia.

-     Production of pure phosphoric acid – in 2017, production of pure phosphoric acid was higher by 9 thousand tonnes than in 2016, mainly due to continuously growing demand in China.

Results of operations for the year 2017 – Innovative Ag Solutions segment

2017	2016
$ millions	$ millions
Total Sales	692	661
Sales to external customers	671	632
Sales to internal customers	21	29
Segment profit	56	55
Depreciation and Amortization	19	17
Capital expenditures	12	7

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2017	2016
$ millions	$ millions
Europe	324	314
Asia	99	72
North America	87	100
South America	22	19
Rest of the world	139	127
Total	671	632

Sales	Expenses	Operating income
$ millions
YTD 2016 figures	661	(606)	55
Quantity	46	(39)	7
Price	(12)	-	(12)
Exchange rate	(3)	1	(2)
Raw materials		12	12
Energy		-	-
Transportation		-	-
Operating and other expenses		(4)	(4)
YTD 2017 figures	692	(636)	56

-     Quantity – the positive impact on the segment's profit derives mainly from an increase in the quantities sold of specialty agriculture products.

-     Price – the negative impact on the sales and on the segment's profit derives mainly from a decrease in the selling prices of specialty agriculture products.

-     Raw materials – the positive impact on the segment's profit derives mainly from a decline in commodity fertilizers prices.

-    Operating and other expenses – the negative impact on the segment's profit derives mainly from an increase in sales commissions paid, due to higher revenue.

B. LIQUIDITY AND CAPITAL RESOURCES

Overview

As at December 31, 2018, ICL had a balance of $213 million in cash, cash equivalents, short-term investments and deposits. As at December 31, 2018, the Company's net financial liabilities were $2,212 million, including $1,815 million of long‑term debt (excluding current maturities) and debentures, and $610 million of short‑term debt (including current maturities of long‑term debt).

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

In addition to its operating expenses and dividend distributions, in 2018 the Company continued several major capital expenditure projects, such as the salt harvesting project, raising the coastal dykes in the evaporation ponds, investment in the new power station in Sodom, construction of a new pumping station in the Northern Basin of the Dead Sea and construction of phosphogypsum ponds in ICL Rotem. Additional major capital expenditures scheduled to run over the coming years are investments in the YPH joint venture in China along with further investment in Spain. On the other hand, as part of its strategy of divesting low synergy businesses, in December 2017, the Company completed sale of its holdings in IDE Technologies Ltd., for net proceeds of $168 million. In addition, on March 2018, the Company completed the sale transaction of the Fire Safety and Oil Additives businesses, for a total consideration of $1,010 million, of which $953 million is in cash and $57 is in the form of a long-term loan to a subsidiary of the buyer. For additional information on divestitures currently in progress, see “Item 3 - Key Information— A. Selected Financial Data”.

On May 29, 2018, the Company completed a cash tender offer for any and all its debentures Series D, senior notes due in 2024 with a coupon of 4.5%. Following the tender offer, the Company repurchased an amount of $616 million out of the original principal of $800 million. On October 31, 2018, ICL's Board of Directors authorized the Company to repurchase from time to time up to an additional $80 million of the Company's series D debentures due in 2024, which following the completion of the tender offer for the series D debentures on May 29, 2018, amount to $184 million, pursuant for one or more privately negotiated transactions, at a price which shall not exceed the market price of each such repurchase.

On May 31, 2018, the Company completed a private offering of senior unsecured notes (hereinafter – Series F Debentures) to institutional investors pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended, in a total amount of $600 million, due in 2038. The Series F Debentures carry an annual coupon of 6.375%, to be paid in semiannual installments on May 31 and November 30 of each year, commencing November 30, 2018 and until the repayment date. The Series F Debentures have been rated BBB- by S&P Global Inc. and Fitch Rating Inc. with a stable rating outlook.

On May 10, 2018 and on June 21, 2018, respectively, the credit rating agency S&P ratified the Company’s international credit rating, BBB- with a stable rating outlook, and credit rating agency S&P Ma’alot ratified the Company’s credit rating, ‘ilAA’ with a stable rating outlook.

On October 29, 2018, the Company entered into an agreement according to which, its commitment under certain revolving credit facility agreements were reduced by a total aggregate amount of $655 million, to an amount of $1.2 billion (hereinafter – the agreement). In accordance with the agreement, the maturity date of the $1.2 billion revolving credit facility has been extended from March 2022 to March 2023, with two options for an extension (at the banks’ option) of an additional one year each, so that the final maturity date, if all options are consummated, will be March 2025. All the other material original terms of the revolving credit facility agreements were maintained. The agreement entered into effect in November 2018.

Sources and Uses of Cash

The following table sets forth our cash flows for the periods indicated:

Year Ended December 31,
2018	2017	2016
$ millions	$ millions	$ millions
Net cash provided by operating activities	620	847	966
Net cash provided by (used in) investing activities	331	(333)	(800)
Net cash used in financing activities	(894)	(511)	(239)

Operating Activities

The cash flows provided by operating activities are a significant source of liquidity for the Company. In 2018, the cash flows from operating activities amounted to $620 million, compared with $847 million last year. This decrease derives mainly from an increase in payments of royalties partly as a result of arbitration decision received at the end of 2018 and cash paid from losses in derivative transactions in the current year along with an increase in working capital in the current year compared with a decrease in the last year. This decrease was partly offset by return of advanced tax payment at the beginning of 2018 in the amount of $ 40 million.

In 2017, the cash flows from operating activities amounted to $847 million, compared with $966 million in 2016. This decrease derives mainly from an increase in payments of taxes along with higher cash payments made due to retirement of employees in 2017 as well as a lower reduction in the working capital, mainly from an increase in sales in Industrial Products and in the Fire Safety and Oil Additives businesses. In addition, there were cash payments relating to discontinuance of the activities of Allana Afar in Ethiopia and the global ERP project (Harmonization Project).

Investing Activities

The net cash provided from investing activities in 2018 amounted to $331 million, compared with $333 million used in investing activity last year. This increase derives mainly as a result of net proceeds received from selling the fire safety and oil additives businesses in the amount of $902 million compare with $168 million received from selling an equity-accounted investee (IDE) in last year. This increase was partly offset by higher cash flows used for investments in property, plant and equipment.

In 2017, the net cash used in investing activities amounted to $333 million, compared with $800 million in 2016. The decrease in the cash used in investing activities derives, mainly, from proceeds received from selling an equity-accounted investee (IDE), in the amount of $168 million, a decrease in the cash flows used for investment in property, plant and equipment, lower purchases of intangible assets due to the discontinuance of the global ERP project (Harmonization Project) along with the acquisition of 15% of the shares of YTH made in 2016, in exchange for a consideration of about $250 million.

Financing Activities

The net cash used in financing activities in 2018 amounted to $894 million, compared with $511 million last year. This increase is mainly due to repayment of short-term credit, from proceeds received from selling the fire safety and oil additives businesses, in the amount of $283 million, compared with short-term credit received in the amount of $147 million last year.

The net cash used in financing activities in 2017 amounted to $511 million, compared with net cash provided by financing activities of $239 million in 2016. The increase in the net cash used by financing activities is mainly due to repayment of long term loans, net, in the amount of $421 million, compared with the amount of $87 million made in 2016, along with higher dividend payments to the Company’s shareholders, in the amount of $75 million compared with 2016. On the other hand, there was an increase in receipt of short-term credit from banks and others, net, in the amount of $133 million, compared with 2016.

As at December 31, 2018, the Company’s non‑current liabilities consisted of loans from financial institutions in the amount of $345 million and debentures in the amount of $1,470 million. For information about the currencies in which the Company's liabilities are denominated and their interest rates, see Note 15 to our Audited Financial Statements. As at December 31, 2018, the Company had $1,134 million of unutilized long‑term credit lines. As of February 26, 2019, the Company withdrew an additional $94 million from its existing credit facilities.

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

For a description of material financial covenants in the Company’s loan agreements and any potential risk relating to compliance with them – see Note 15 to to our Audited Financial Statements.

Credit Facilities:

The Company’s credit facilities, as at December 31, 2018, are as follows:

Issuer	European bank (1)	Group of twelve international banks (2)	European bank (3)
Date of the credit facility	March 2014	March 2015	December 2016

Date of credit facility termination	March 2019	March 2023	May 2025

The amount of the credit facility	USD 35 million Euro 100 million	USD 1,200 million	USD 100 million

Credit facility has been utilized	Euro 40 million	USD 200 million	USD 70 million

Interest rate	Up to 33% use of the credit: Libor/Euribor + 0.90%. From 33% to 66% use of the credit: Libor/Euribor + 1.15% 66% or more use of the credit: Libor/Euribor + 1.40%	Up to 33% use of the credit: Libor/Euribor + 0.70%. From 33% to 66% use of the credit: Libor/Euribor + 0.80% 66% or more use of the credit: Libor/Euribor + 0.95%	Libor + 0.45% + spread

Loan currency type	USD and Euro loans	USD and Euro loans	USD loans

Pledges and restrictions	Financial covenants - see Section D, a cross-default mechanism and a negative pledge.	Financial covenants - see Section D, a cross-default mechanism and a negative pledge.	Financial covenants - see Section D and a negative pledge.

Non-utilization fee	0.32%	0.21%	0.30%

(1)	After the date of the report, the Company elected not to realize the option of revolving credit facility extension, and to repay the utilized credit facility on the date of its termination.

(2)
In October 2018, the Company entered into an agreement according to which, its commitment under certain revolving credit facility agreements will be reduced by a total aggregate amount of $655 million, to an amount of $1.2 billion.

(3)
In June 2018, the maturity date of the credit facility was extended to 2025. In November 2018, the credit facility was reduced from $136 million to $100 million. As at the date of the report, the Company utilized $70 million of that credit facility.

Sale of receivables under securitization Transaction

In 2015, the Company and certain Group subsidiaries (hereinafter – the Subsidiaries) signed a series of agreements regarding a securitization transaction with three international banks (hereinafter – the Lending Banks) for the sale of their trade receivables to a foreign company which was established specifically for this purpose and which is not owned by the ICL Group (hereinafter – the Acquiring Company).

Those agreements replace the prior securitization agreements which came to an end in July 2015. The main structure of the new securitization agreement is the same as the prior securitization agreement. The Company's policy is to utilize the securitization limit based on its cash flow needs, alternative financing sources and market conditions. The new securitization agreement will expire in July 2020. Under the agreements, ICL undertook to comply with a financial covenant whereby the ratio of net debt to EBITDA will not exceed 4.75. If ICL does not meet with this ratio, the Acquiring Company can discontinue acquiring new trade receivables (without affecting the existing acquisitions). As at the date of the report, ICL meet the above financial covenant.

The Acquiring Company finances acquisition of the debts by means of a loan received from a financial institution, which is not related to ICL. As at December 31, 2018, the amount of the securitization framework is $350 million.

The period in which the Subsidiaries are entitled to sell their trade receivables to the Acquiring Company is five years from the closing date of the transaction, where both parties have the option at the end of each year to give notice of cancellation of the transaction. Once the Company transferred its trade receivables, it no longer has the right to sell them to another party. The selling price of the trade receivables is the amount of the debt sold, less the calculated interest cost based on the anticipated period between the sale date of the customer debt and its repayment date. Upon acquisition of the debt, the Acquiring Company pays most of the debt price in cash and the remainder in a subordinated note, which is paid after collection of the debt sold. The rate of the cash consideration varies according to the composition and behavior of the customer portfolio. The Subsidiaries handle collection of the trade receivables included in the securitization transaction, on behalf of the Acquiring Company. In the case of a credit default, the Company bears approximately 30% of the overall secured trade receivable balance.

In addition, as part of the agreements several conditions were set in connection with the quality of the customer portfolios, which give the Lending Banks the option to end the undertaking or determine that some of the Subsidiaries, the customer portfolios of which do not meet the conditions provided, will no longer be included in the securitization agreements. Based on the above terms, the securitization of trade receivables does not meet the conditions for derecognition of financial assets prescribed in International Standard IFRS 9, regarding Financial Instruments – Recognition and Measurement, since the Group did not transfer all the risks and rewards deriving from the trade receivables. Therefore, the receipts received from the Acquiring Company are presented as a financial liability as part of the short-term credit. As of December 31, 2018, utilization of the securitization facility and trade receivables within this framework amounted to $ 332 million (December 31, 2017 - $331 million).

Information on material loans and debentures outstanding as at December 31, 2018:

Instrument type	Loan date	Original principal (millions)	Currency	Carrying amount ($ millions)	Interest rate	Principal repayment date	Additional information
Loan-Israeli institutions	November 2013	300	Israeli Shekel	67	4.74% (1)	2015-2024 (annual installment)	Partially prepaid
Debentures (private offering) – 3 series	January 2014	84 145 46	U.S Dollar	84 144 46	4.55% 5.16% 5.31%	January 2021 January 2024 January 2026
Loan-international institutions	July 2014	27	Euro	25	2.33%	2019-2024	Partially prepaid
Debentures - Series D	December 2014	800	U.S Dollar	182	4.50%	December 2024	(2)
Loan - European Bank	December 2014	161	Brazilian Real	19	CDI+1.35%	2015-2021 (Semiannual installment)
Debentures - Series E	April 2016	1,569	Israeli Shekel	416	2.45%	2021- 2024 (annual installment)
Loan - others	April - October, 2016	600	Chinese Yuan Renminbi	29	5.23%	2019	(3)
Loan - Asian Banks	June - October, 2018	600	Chinese Yuan Renminbi	87	4.79% - 5.44%	2019
Loan - Asian Bank	April 2018	400	Chinese Yuan Renminbi	58	CNH Hibor + 0.50%	2019
Debentures - Series F	May 2018	600	U.S Dollar	596	6.38%	May 2038	(4)
Loan - European Bank	December 2018	70	U.S Dollar	70	Libor + 0.66%	December 2021

Additional information:

(1)          From April 2018, in accordance with the loan agreement, there has been a decrease in the interest rate, from 4.94% to 4.74%.

(2)          Debentures Series D

Private issuance of debentures pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended, to institutional investors in the U.S., Europe, and Israel. The notes are registered for trade in the TACT Institutional; by the Tel-Aviv Stock Exchange Ltd. The notes have been rated BBB (stable). In March 2017, the rating company “Fitch Rating Ltd.” lowered the Company’s credit rating, together with the rating of the debentures, from BBB to BBB- with a stable rating outlook. In November 2017, the rating company “Standard & Poor’s” reaffirmed the Company’s credit rating, together with the rating of the debentures, at BBB-, with a stable rating outlook. On May 29, 2018, the Company completed a cash tender offer for its Series D debentures. Following the tender offer, the Company repurchased an amount of $616 million out of the original principal amount of $800 million.

On May 10, 2018 and on June 21, 2018, respectively, the credit rating agency S&P ratified the Company’s international credit rating, BBB- with a stable rating outlook, and credit rating agency Maalot ratified the Company’s credit rating, ‘ilAA’ with a stable rating outlook.

(3)          Loans from others

In July 2018, ICL and YTH agreed to convert their owner’s loans in the YPH joint venture (each company holds 50%) in the amount of $146 million into equity by issuing shares. As a result, the consolidated debt was reduced by $73 million against “non‑controlling interest” equity balance.

(4)          Debentures-Series F

On May 31, 2018, the Company completed a private offering of senior unsecured notes to institutional investors pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933. According to the terms of the Series F Debentures, the Company is required to comply with certain covenants, including restrictions on sale and lease-back transactions, limitations on liens, and standard restrictions on merger and/or transfer of assets. The Company is also required to offer to repurchase the Series F Debentures upon the occurrence of a "change of control" event, as defined in the indenture for the Series F Debentures. In addition, the terms of the Series F Debentures include customary events of default, including a cross‑acceleration to other material indebtedness. The Company is entitled to optionally repay the outstanding Series F Debentures at any time prior to the final repayment date, under certain terms, subject to payment of an agreed early repayment premium. The Series F Debentures have been rated BBB- by S&P Global Inc. and Fitch Rating Inc. with a stable rating outlook.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The evaluation of accounting estimates used in the preparation of ICL’s financial statements requires management of the Company to make assumptions regarding laws interpretations which apply to the Company, circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates based on past experience, various facts, external circumstances, and reasonable assumptions based on the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions made by ICL with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in the following table:

Estimate	Principal assumptions	Possible effects	Reference
Recognition of deferred tax asset
Tax rates expected to apply when the timing differences applied to Beneficiary Enterprise are realized is based on forecasts of future revenues to be earned. The reasonability of future revenues to be earned to use future tax benefits.

		Recognition or reversal of deferred tax asset in profit or loss.	See Note 17 regarding taxes on income
Uncertain tax positions
The extent of the certainty that ICL’s tax positions will be accepted (uncertain tax positions) and the risk of it incurring any additional tax and interest expenses. This is based on an analysis of several matters including interpretations of tax laws and the ICL’s experience.

		Recognition of additional income tax expenses.	See Note 17 regarding taxes on income
Post-employment employee benefits	Actuarial assumptions such as the discount rate, future salary increases and the future pension increase.	An increase or decrease in the post-employment defined benefit obligation.	See Note 18 regarding employee benefits.
Assessment of probability of contingent and environmental liabilities including cost of waste removal/restoration
Whether it is more likely than not that an outflow of economic resources will be required in respect of potential liabilities under the environmental protection laws and legal claims pending against ICL and the estimation of their amounts. The waste removal/ restoration obligations depend on the reliability of the estimates of future removal costs and interpretation of regulations.

		Creation, adjustment or reversal of a provision for a claim and/or environmental liability including cost of waste removal/restoration.	See Note 20 regarding contingent liabilities
Recoverable amount of a cash generating unit, among other things, containing goodwill	Expected cash-flow forecasts, the discount rate, market risk and the forecasted growth rate.	Change in impairment loss.	See Note 13 regarding impairment testing.
Assessment of the fair value of the assets and liabilities acquired in business combinations	Expected cash‑flow forecasts of the acquired business, and models for calculating the fair value of the acquired items and their depreciation and amortization periods.	Impact on the balance of assets and liabilities acquired and the depreciation and amortization in the statement of income.
Assessment of the net realizable value of inventory	Future selling price and expected replacement price when used as the best available evidence for realizable value.	Decrease in the carrying value of the inventories and the results of operations accordingly.
Concessions, permits and business licenses
Forecast of obtaining renewed concessions, permits and business licenses which constitute the basis for the Company's continued operations and /or the Company's expectations regarding the holding of the operating assets by it and / or by a subsidiary until the end of their useful lives

		Impact on the value of the operation, depreciation periods and residual values of related assets.	See Note 20 regarding contingent liabilities
Mineral reserves and resource deposits
Quantities and qualities estimates of mineral reserves and resource deposits are based on engineering, economic and geological data that is compiled and analyzed by the Company’s engineers and geologists.

Impact on the useful life of the assets relating to the relevant activity.

Principal Capital Expenditures and Divestitures

ICL had cash capital expenditures of $572 million, $457 million and $632 million for the years ended December 31, 2018, 2017 and 2016, respectively. The above capital expenditures comprise of investments in fixed and intangible assets.

ICL’S principal capital expenditures since January 1, 2016 have consisted of work on the following main projects:

Construction work with respect to a new power station at Sodom. The cogeneration plant has the capacity to generate 230MW and 330 tonnes/hour of steam and is reducing ICL's carbon footprint. As of December 31, 2018, the plant was operational. The Company intends to operate the station concurrently with the existing power station, which will be operated on a partial basis in a "hot back up" format, for production of electricity and steam.

Consolidation of production site and expanding logistic capacity in Spain. A closure of a mine and processing plant, in parallel to a development of an adjacent mine and processing plants through a capacity increase of the remaining mine up to about 1.3 million ton KCl /year and surrounding logistics infrastructures. The investment includes a tunnel that will connect the mine to the surface plants through conveyor belts, as well as a new port loading bay facility at Barcelona.

Raising the coastal dykes of the evaporation ponds at the Dead Sea. The objective of the project is to protect the hotels, which are located on the Western coast of Pond 5 from flooding due to a rise in water levels in the evaporation pond, and until the harvest project (see below) will commence operations. The project is managed by the governmental Dead Sea Protection Company, and ICL is participating in 39.5% of its funding.

New pumping station (P-9) in Sodom. Due to the receding water level in the Northern basin of the Dead Sea, the water line is receding from the current pumping station and construction of a new pumping station is therefore necessary. The new pumping station will serve as the main brine intake station for pumping brine from the Dead Sea to the coastal transmission system. The project consists of a sea base for the pumps, a bridge to the shore, a shore base, delivery pipes and an open canal. In 2017, the Board of Directors approved an investment in construction of the P-9 pumping station.  In 2017 and 2018, DSW signed agreements with several execution and infrastructure companies, in a total amount of $160 million (out of the total project cost of about $250 million), for construction of the P-9 Pumping Station. The P-9 Pumping Station is expected to commence its operation during the year 2020.

Salt harvesting in the Dead Sea. A project aiming to keep a constant solution level in Pond 5 that complies with the Israeli regulatory requirements of 15.1m, through dredging the salt settlement in the pond and transporting it for submergence in the Dead Sea. ICL's share in the project's funding is 80%. In October 2017, ICL signed a 12-year agreement that the cost of which for ICL is $280 million, for execution of the first stage of the salt harvesting project with Holland Shallow Seas Dredging Ltd., which includes, among others, the construction of a special dredger that is designed to execute the salt harvesting. The dredger is expected to enter into service towards the end of 2019.

In 2018, the main capital investments (CAPEX) included the consolidation of the potash production capacity in Spain (mine, logistics and port), construction of a phosphogypsum pond in ICL Rotem (pond 5), raising the coastal dykes in the evaporation ponds, as well as investment in the new power station in Sodom, commencement of construction of the new pumping station (P-9) in the northern basin of the Dead Sea, the salt harvesting project in the Dead Sea and Clean Air Act related projects in Israel.

In 2019 the Company's plan is to focus on continuing the development of its production capacity in Spain, the new pumping station (P-9) in Sodom, Clean Air Act related projects in Israel and the salt harvesting project in the Dead Sea. In addition, the Company will be investing in a new production capacity of white phosphoric acid as part of its partnership in China (YPH).

The Company finances its capital expenditures from cash flows from operations and from credit facilities.

ICL’s integrated business model is based on its unique access to essential minerals that support its specialty downstream activities – with the focus on crop nutrition and industrial markets. Our model creates significant operational synergies, which derive from the combination of our attractive assets and broad value‑added solutions. In 2018 ICL launched its “Business Culture of Leadership” strategy, focused on enhancing market leadership across its three core mineral value chains of bromine, potash and phosphate, as well as realizing the growth potential of Innovative Ag Solutions. As part of the Company's strategy to obtain leadership positions in all its activities and given ICL’s integrated business model we are constantly considering measures, including divestiture opportunities, with respect to our low synergy businesses and businesses where we cannot be the market leader. ICL is constantly monitoring the competitive environment and will continue to seek ways to adhere with its strategy.

In December 2017, the Company completed the sale of its holdings in IDE Technologies Ltd., for net proceeds of $168 million. in March 2018, the Company completed the sale transaction of the Fire Safety and Oil Additives businesses, for a total consideration of $1,010 million, of which $953 million is in cash and $57 million is in the form of a long-term loan to a subsidiary of the buyer. Furthermore, in July 2018, the Company completed the sale of the assets and business of its subsidiary, Rovita, for no consideration.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and development

ICL’s R&D activities are part of its global strategic plan. The activities include both internal research and joint activities with a wide range of universities, research institutes and start-ups along with other long‑term innovative activities. ICL’s R&D is aimed towards present and future market needs and focuses on identifying additional uses for the minerals in use and their derivatives.

Fields of R&D include:

Advanced crop nutrition: bio/no bio degradable coating; nutrient sensing; growth enhancers (bio/non bio stimulants); N fixation.

Advanced Materials: energy storage and low energy consumption applications; construction and paints & coatings additives; flame retardants; biocides; circular economy – "from waste to product" concept.

We proactively look for open innovation platforms with research institutes, academia, startups and others. In 2018, the Company significantly strengthened its core area research activities with third parties. The Agronomic research collaboration between ICL and the Volcani Institute (CPFN), which is based in Gilat in the southern part of Israel, executed 21 active projects in addition to field trials and agronomic workshops. The activities of ICL Innovation, which focuses mainly on high‑risk technologies in the initial stages of development, has 22 running projects, which are done in collaboration with partners from the academy and/or industry. YPRTECH, our JV in China, is running 10 projects for new products and technologies, based on Phosphor derivatives.

The CTO office leads ICL’s Technology Roadmap, which is driven from scouting of global trends combined with ICL's constant development and improvement needs.

The defined goals of our research and development operations are:

1.          Implement an innovation thinking in the company and encourage ideation processes;

2.          Focus on balanced portfolio based on time to market, value and risks;

3.          Increase the Company’s new products ratio;

4.          Continuous process improvement in the Company’s manufacturing facilities by reducing production costs, operating optimization and reduction of waste streams and environmental impacts based on circular economy environment;

5.          Cultivating the R&D human resources and the technological leadership;

6.          Investing in external collaboration for achieving new ideas and/or know-how knowledge; and

7.          Joining consortiums for external funding and backward integration over the entire project value-chain, in order to reduce risks and enhance controls.

Below are the main areas of the R&D activities by segments:

Industrial Products

•
New Flame retardants for Printed wire boards: Development of new phosphorus‑based solutions for PWB according to new emerged demands from the market e.g. Polyquel® P100. This is a polymeric halogen free flame-retardant active ester curing agent for epoxy laminates with superior performance.

•
Brominated polymeric flame retardants: Development of the next generation polymeric/active brominated flame retardants which are more environmentally friendly and future substitutes for threatened products.

•
Flame retardants for polyurethanes: development of new phosphorus‑based solutions and integrated phosphorus/bromine solutions as flame-retardants for the polyurethane market (flexible and rigid foam). VeriQuel F100 is a new flexible halogen free active flame retardant for flexible polyurethane being launched to the market.

•
Textiles: continuing development of TexFRon®, a series of textile flame‑retardant products. The series includes TexFRon 9001, the FR acrylic binder TexFRon P and the low-melt polymeric TexFRon 4002. Additionally, it includes TexFRon AG and TexFRon 5001, both are non-halogen flame retardants. TexFRon® 4002 is an effective and environmentally friendly solution for diverse textile products, replacing DECA and offering a transparent and laundry‑durable solution that is not currently available in the market. In addition, unique ATO-free (Antimony Trioxide) flame‑retardant systems were introduced to the market. These green solutions created interest among the Company's customers and are being commercially evaluated; TexFRon 4002 and TexFRon 5001 are Oeko-Tex® certified.

•	Energy storage: continued development of bromine‑based energy storage solutions for Br-Battery companies, using diverse compounds.

•	Ecological research to reduce emissions: e.g. wastewater management, air emissions and solid/organic waste reuse.

•	Biocides: continued development of new materials for water treatment and prevention of biofilm in industrial water cooling systems and pulp & paper plants.

•	Phosphorus‑based products: development of new phosphorus‑based solutions for hydraulic fluids.

•	Magnesia-based products: development of formulations in order to fulfil unmet needs in the markets, such as replacing aluminum products in deodorants and zinc oxide in several consumer products.

•	Support of production: improving product quality, production cost, energy saving, recycling and waste treatment. Changing and improving processes while using the principles of green chemistry.

•	Trouble shooting and equipment maintenance cycle improvement using better construction materials preventing of accelerated corrosion, wear and tear, and equipment adaptation.

The total Industrial Products segment’s R&D expenses in 2018 were about $21 million.

Potash

•	Activities of efficiency and synergy measures in order to increase potash production and reducing cost per tonne at the potash and magnesium plants in Sodom;

•	Advancement of research regarding environmental protection, including development of methods for treating and reducing effluents;

•	Analysis of alternative methods for increasing the production capacity of carnallite at the evaporation ponds;

•
Implementation of the recommendations of the R&D department designed to clear bottlenecks, focused on the flotation and compaction areas, with the purpose of increasing the production capacity in Spain;

•	PotashpluS compaction – commissioning of operation at the compaction facility and optimization of the compaction process parameters;

•
PotashpluS granulation – development is carried out at IFDC (International Fertilizer Development Center) and is currently at the stage of increasing production capacity to 400 kg per hour. This being a preliminary stage prior to development unto production on a full industrial scale;

•	Granular Polysulphate – optimization of the process on two aspects: output and quality, as well as implementation of a new organic coating.

The total Potash segment's R&D expenses in 2018 were about $8 million.

Phosphate Solutions

•
The segment continues to check the adaptation of various potential types of phosphate rock (bituminous and brown phosphates) for the production of phosphoric acid and its downstream products as part of an effort to utilize and increase existing phosphate reserves. In 2019 the segment will further analyze these types of phosphate including R&D, pilots, plant testing activities and its economic feasibility.

•	Improvement of processes and reduction of costs in the production plants;

•	Research regarding environmental protection, including development of methods for treating and reducing effluents;

•	Development of applications for water conservation and improving availability of the fertilizers around the root;

•	Development of a new PK fertilizer fully soluble;

•	Implementation of software to track global product life cycle to support global visibility of projects and formulas;

•
The R&D unit continuously looks out for new areas of innovation, for example to translate megatrends like sodium reduction with the target to create a full product portfolio based on ICL’s mineral tool box. This trend is relevant for processed meat applications. Furthermore, the segment participates in the trend of meat substitutes to complement a competitive product portfolio for classical phosphate customers in the meat, poultry and seafood industries;

•
Successful launch of the phosphate-based additive HALOX® CW-314 into the paints & coatings market. The additive is enhancing the infrared (IR) reflectance and thermal emissivity of elastomeric roof coating while maintaining the dirt pick-up resistance (DPUR) and prevention of mildew growth; and

•
At the end of 2018, the R&D departments for food specialties and industrial phosphate applications were integrated into one support platform. The technical capabilities and the project portfolio were streamlined to fulfill the actual business needs and to realize financial synergies.

The total Phosphate Solutions segment's R&D expenses in 2018 were about $12 million.

Innovative Ag Solutions

The IAS segment will function as ICL’s innovative arm, promoting innovation, developing new products and services as well as digital platforms and technological solutions for farmers and agronomists.

The segment will drive collaborations with innovative technologies and its goal is to introduce and integrate new digital solutions for the agricultural world by utilizing, among other things, external knowledge and platforms.

Additional targets:

•	Improvement of product portfolio with new product formulations; Mainly tailored formulations on customer demand

•	Development of improved production options for HiPeaK;

•	Development of controlled‑release NPK fertilizers with a quicker fully degradable coating;

•	Development of applications for water conservation and improving availability of the fertilizers around the root; and

•	Initiation and development of new technologies to increase nutrient use efficiency.

The total Innovative Ag Solutions segment’s R&D expenses in 2018 were about $11 million.

Intellectual property

The Company believes that its intellectual property is crucial for protecting and developing its business activities. ICL has about 850 granted patents in various countries.

ICL also has over 3,000 registered trademarks worldwide, including inter-alia:

•	Fyrol® - a brand name for a range of phosphorus-containing flame retardants targeting flexible and rigid polyurethane foam applications.

•	Joha® - a global trademark for dairy specialties, which specializes in emulsifying salts for processed cheese.

•	Merquel® - a line of inorganic brominated salts which can be used to control mercury emissions from coal power plants.

•	Osmocote® - a leading brand in the area of controlled released fertilizers which uses innovative technologies and is used globally by container nursery stocks, pot- plant growers and more.

•	Peters® - a brand of water soluble fertilizers, specifically designed for bedding-, pot- and container nursery plants.

•	Tari® - a brand in the meat industry as well as in the artisan business which focuses on the production and processing of meat products with functional additives, spices and flavors.

•	Brifisol® - a global brand in the meat and seafood industries, which concentrates in improving texture by adding cryoprotectant for frozen food products such as meat, shrimp, fish filets and more.

We do not believe that the loss of any single or group of related patents or trademarks would have a material effect on our operations or our financial results.

D. TREND INFORMATION

Trend information is included throughout the other sections of “Item 5 - Operating and Financial Review and Prospects— A. Operating Results”. In addition, the fluctuations in the operating results may continue in the upcoming quarters. Specific material drivers of these trends are identified in the discussion above with respect to the years ended December 31, 2018, 2017 and 2016. Seasonality of our business is included in “Item 4 - Information on the Company— B. Business Overview”.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2018, we had no material off-balance sheet arrangements, other than the amounts reported as operating lease obligations in “Item 5 – Operating and Financial Reviews and Prospects - .F - Contractual Obligations” and the amounts described in Note 15H (2) to our Audited Financial Statements.

  F. CONTRACTUAL OBLIGATIONS

The following table presents information related to our contractual obligations, including estimated interest payments, as of December 31, 2018.

As at December 31, 2018
Total amount (2)	12 months or less	1-2 years	3-5 years	More than 5 years
$ millions	$ millions	$ millions	$ millions	$ millions
Credit from banks and others (not including current maturities)	556	556	-	-	-
Trade payables	715	715	-	-	-
Other payables	330	330	-	-	-
Operating lease obligations	359	50	45	103	161
Purchase obligations(1)	3,033	646	192	606	1,589
Employee Benefits	526	25	80	126	295
Long-term debt and debentures	2,855	152	453	1,084	1,166
Total	8,374	2,474	770	1,919	3,211

(1)	This information excludes agreements in the ordinary course of business for purchases within the next twelve months.

(2)	The amounts presented, including long-term items, are presented in nominal values (and include estimated interest, so that they differ from their carrying amount).

As at December 31, 2018
Total amount	12 months or less	1-2 years	3-5 Years	More than 5 years
$ millions	$ millions	$ millions	$ millions	$ millions
Financial liabilities – derivative instruments utilized for economic hedging
Foreign currency and interest derivative instruments	16	16	-	-	-
Derivative instruments on energy and marine transport	5	4	1	-	-
	21	20	1	-	-

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

Name	Age	Commencement date as director
Johanan Locker	62	April 2016 and as Chairman of the Board since August 2016
Aviad Kaufman	48	March 2014
Avisar Paz	62	April 2001
Lior Reitblatt	61	November 2017
Nadav Kaplan(1)	73	August 2018
Ovadia Eli	74	August 2011
Reem Aminoach	58	March 2017
Ruth Ralbag	58	January 2018
Sagi Kabla	42	February 2016
Yoav Doppelt(2)	50	December 2018

(1)
On August 20, 2018, the annual General Meeting of the Company's shareholders appointed Dr. Nadav Kaplan as an external director of the Company, for a first three-year term of office. For further details about Dr. Kaplan, see below.

(2)	On December 12, 2018, the Board of Directors appointed Mr. Yoav Doppelt as a director of the Company, until the next annual General Meeting. For further details about Mr. Doppelt, see below.

(3)	On January 10, 2018, Mr. Shimon Eckhaus ceased serving as a director of the Company.

(4)	On February 13, 2018, Mr. Geoffery Merszei ceased serving as a director of the Company.

(5)	On February 26, 2018, Mr. Yaacov Dior ceased serving as an external director of the Company.

(6)	On August 29, 2018. Dr. Miriam Haran ceased serving as an external director of the Company.

Dr. Nadav Kaplan and Ms. Ruth Ralbag are “external directors” pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), as described under “Item 6 - Directors, Senior Management and Employees — C. Board Practices — External Directors”.

Mr. Lior Reitblatt is an independent director pursuant to the Israeli Companies Law.

Ms. Ruth Ralbag, Messrs. Nadav Kaplan, Reem Aminoach and Lior Reitblatt are independent directors under the rules applicable to U.S. companies listed on the NYSE. Messrs. Johanan Locker, Avisar Paz, Aviad Kaufman, Sagi Kabla, Ovadia Eli and Yoav Doppelt are not considered independent directors by virtue of the positions they hold with our controlling shareholder or in the Company; these directors are also not considered independent directors under Israeli law due to their relationship with our controlling shareholder or with the Company.

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

Aviad Kaufman. Mr. Kaufman is the chief executive officer of Quantum Pacific (UK) LLP, chairman of the board of Israel Corporation Ltd., a board member of Kenon Holdings Ltd., and other private companies, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. Previously, he served as chief financial officer of Quantum Pacific (UK) LLP (2008-2017). He served as director of international taxation and held various senior corporate finance roles at Amdocs Ltd. (2002-2007). Previously, Mr. Kaufman held various consultancy positions with KPMG. Mr. Kaufman is a certified public accountant and holds a BA in Accounting and Economics from the Hebrew University of Jerusalem (with honors), and an MBA majoring in Finance from Tel Aviv University.

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

Nadav Kaplan. Dr. Kaplan is the chairman of the board of ORAN Safety Glass, since 2008. He served as chairman of the board in 11 industrial companies and was also a board member of 4 Israeli public companies. Dr. Kaplan held the military rank of Colonel (res.), served as a combat navigator in regular and reserve service (1964-1997). Prior to his retirement (1986), he was the head of the Planning Division of IAF. Dr. Kaplan holds a BA in Economics and Business Administration from Bar Ilan University, a Master of Science in Management from Massachusetts Institute of Technology (M.I.T) and Ph.D from Haifa University in Memory Studies.

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

Reem Aminoach. Mr. Aminoach is a Certified Public Accountant, and holds a BA in accounting and economics, Tel-Aviv University (academic honors, Dean's honor list) and MBA in business administration, Tel-Aviv University. Until recently, Mr. Aminoach served as the founding partner of the accounting firm Shtainmetz Aminoach & Co. In his military service, Mr. Aminoach, Brigadier general, served as a member of the General Staff Forum of the IDF, Head of Budgets at the Ministry of Defense, financial advisor to the IDF Chief of Staff and Head of the IDF Budget Division. Mr. Aminoach served as director at Ofer Investments Ltd. and as director and Chairman of the Audit Committee at Zim Ltd., of the Israel Corporation group. Mr. Aminoach also served as a member of the Board of Governors of Hadassah Medical Center.

Ruth Ralbag. Ms. Ralbag has served as CFO of the Shaare Zedek Medical Center in Jerusalem since 2011, and previously served as Deputy Director of Medical Finance at the Tel Aviv Sourasky (Ichilov) Medical Center (2009-2011), Head of the Hospital Administration and Deputy Director General of Planning, Budget and Pricing at the Ministry of Health (2004-2009), VP and Head of Commercial and Retail Banking Division at FIBI (2001-2003). Ms. Ralbag also served, among other things, as Acting Chairperson of the Board of FIBI Mortgages Ltd. for a period of 4 years, Acting Chairperson of the Board of Atzmaut Mortgage Bank Ltd. for a period of 4 years, a Director at Sarel Ltd., a Director at ARAM Provident Fund and as an external director at Hachsharat HaYishuv Insurance Ltd. Ms. Ralbag presently serves, among other things, as an external director at Halman Aldubi Investment House Ltd. and Golf & Co. Group Ltd. Ms. Ralbag holds a BA in economics and business administration and an MBA in public policy, both from the Hebrew University in Jerusalem.

Sagi Kabla. Mr. Kabla is the Chief Financial Officer of Israel Corporation since December 2015. He serves as director in Bazan Group and previously served as Senior Executive of Business Development, Strategy and IR in Israel Corporation. Prior to joining Israel Corp. he held various management roles in KPMG Corporate Finance. Mr. Kabla holds an MBA (Finance) from COMAS, B.A. in Economics and Accounting from Bar-Ilan University and was qualified as CPA (Isr.).

Yoav Doppelt. Mr. Doppelt is, among others, Chairman of the Board of OPC energy Ltd. (TASE:OPCE) and a member of the Board of Directors of Zim Integrated Shipping Services Ltd. He previously served as CEO of Kenon Holdings Ltd. (NYSE:KEN) and as an Executive Chairman of ICpower Ltd. as well as the Founder and CEO of the Ofer Group private equity fund. Mr. Doppelt holds a BA in economics and management from the Faculty of Industrial Management at the Technion and an MBA degree from Haifa University.

The following table lists the names, ages and positions of our Executive Officers (who are not directors) as of the publication date of this report. The address for sending notices is c/o Israel Chemicals Ltd., 23 Aranha Street, Millenium Tower, Tel Aviv, 6120201, Israel.

Name	Age	Position
Raviv Zoller(1)	55	President & Chief Executive Officer
Anat Tal-Ktalav(2)	50	President, ICL Industrial Products Division
Charles M. Weidhas	59	Chief Operating Officer
Eli Glazer(2)	62	President, ICL Innovative Agro Solutions Division
Ilana Fahima(3)	53	Executive Vice President, Global Human Resources
Kobi Altman	50	Chief Financial Officer
Lilach Geva-Harel(4)	42	Senior Vice President, Global General Counsel
Miri Mishor(2)	55	Senior Vice President, Global Information Technology
Noam Goldstein(2)	58	President, ICL Potash Division
Ofer Lifshitz(2)	60	President, ICL Phosphate Solutions Division
Rani Lobenstein	47	Senior Vice President, Corporate Relations
Amir Meshulam(5)	42	Senior Vice President, Global Internal Auditor

(1)	Mr. Raviv Zoller entered into office as CEO of the Company on May 14, 2018, replacing the Company's Acting CEO, Mr. Asher Grinbaum.

(2)
Further to the structural adjustments of the Company's business segments (see Note 5 to our Audited Financial Statements), as of August 31, 2018, Mr. Noam Goldstein serves as President of the Potash Segment, Ms. Anat Tal as President of the Industrial Products Segment, Mr. Ofer Lifshitz as President of the Phosphate Solutions Segment, and Mr. Eli Glazer as President of the Innovative Ag Solutions Segment. In addition, as of August 31, 2018 Mr. Noam Goldstein, Ms. Anat Tal and Ms. Miri Mishor, SVP Global IT are considered executive officeholders of the Company.

(3)
On November 1, 2018, Mrs. Ilana Fahima joined ICL as EVP, Global HR, replacing Mr. Yakir Menashe which assumed the position of EVP, Global Procurement as of such date. As of the date of her appointment, Mrs. Fahima is considered as an executive officeholder of the Company. Mrs. Fahima's terms of Compensation as well as her entitlement to the insurance, indemnification and exemption arrangements as are currently in effect for the Company’s Executive Officers, were approved by the Company's HR & Compensation Committee and Board of Directors on October 25, 2018 and October 31, 2018, respectively.

(4)
On February 1, 2019, Mrs. Lilach Geva Harel joined ICL as SVP, Global General Counsel, replacing Ms. Lisa Haimovitz. As of the date of her appointment, Mrs. Geva Harel is considered as an executive officeholder of the Company. Mrs. Geva Harel's terms of Compensation as well as her entitlement to the insurance, indemnification and exemption arrangements as are currently in effect for the Company’s Executive Officers, were approved by the Company's HR & Compensation Committee and Board of Directors on December 25 and 27, 2018, respectively.

(5)	see C. Board Practices – Internal Auditor.

Raviv Zoller. Mr. Zoller entered office as ICL's President & CEO on May 14, 2018, following his appointment by the Board of Directors on February 25, 2018. Prior to joining ICL, from 2008, Mr. Zoller served as the CEO of I.D.I. Insurance Company Ltd. (“Bituach Yashir”), which is listed on the Tel Aviv Stock Exchange. In 1999, he founded Ness Technologies Inc., which began trading on NASDAQ in 2004 and served as its President and CEO until 2007. Mr. Zoller voluntarily serves as chairman of the Ethiopian National Project (ENP), a non-profit organization, since 2012. Mr. Zoller holds a B.A. degree in Economics and Accounting from Tel Aviv University, and is a qualified CPA.

Anat Tal-Ktalav. Mrs. Anat Tal-Ktalav has been serving as president of ICL´s Industrial Products Division since August 2018. Mrs. Tal-Ktalav joined ICL in 1995 and served in various leading positions in the Industrial Products business segment, including Marketing Director of Flame Retardants, Vice President for Industrial Solutions (Bromine and Compounds Business Line), Deputy to the President of ICL Industrial products, and until recently, as the Executive Vice President of ICL Industrial Products. Mrs. Tal-Ktalav holds a degree in chemical engineering from Ben Gurion University.

Charles M. Weidhas. Mr. Weidhas has been serving as Chief Operating Officer (COO) since July 2016. He previously served as CEO of ICL Industrial Products (2013-2016) and as CEO of ICL Performance Products (2007-2013). Prior to ICL he held managerial positions with Monsanto and Solutia. Mr. Weidhas holds a B.Sc. in Chemical Engineering and an MBA from Northeastern University.

Eli Glazer. Mr. Eli Glazer has been serving as President of ICL´s Innovative Ag Solutions Division since August 2018. Mr. Glazer joined ICL in 1983 and has held numerous positions with the Company, including CEO of ICL Performance Products in Europe and Asia Pacific for a period of 5 years and CEO of ICL China for a period of 5 years. Before that, Mr. Glazer held various positions in ICL Industrial Products, including Business Division Director of Bromine Products and Compounds. Mr. Glazer holds a BA in economics and an MA in industrial engineering from Ben Gurion University.

Ilana Fahima. Mrs. Ilana Fahima was appointed Executive Vice President, Global Human Resources, in November 2018. Prior to joining ICL, Ms. Fahima served as Vice President HR for Global Quality and Head of Israel HR at Teva Pharmaceutical Industries Ltd. Before joining Teva, she held several positions at Maccabi Health Services, among them Regional HR Director and Regional Service Manager. Ms. Fahima holds a BA in Social Work and an MBA in Health Care Management, both from Ben Gurion University.

Kobi Altman. Mr. Altman has been serving as ICL CFO since April 2015. Mr. Altman previously held several senior positions at Teva Pharmaceutical Industries Ltd. (2006-2015). Mr. Altman is a Certified Public Accountant in Israel and holds a BA in Accounting and Economics from Bar Ilan University and an MA in Economics from Bar Ilan University.

Lilach Geva-Harel. Mrs. Geva-Harel entered office as SVP, ICL's Global General Counsel on February 1, 2019, following her appointment by the Board of Directors on December 27, 2018. Prior to joining ICL, from 2009, Mrs. Geva-Harel served as Senior Deputy to CEO and Head of Investments House's Headquarters of Psagot Investment House Ltd., as well as the general legal counsel. She previously served as a Partner in the Merger & Acquisitions Department at Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co Law Offices (GKH). Mrs. Geva-Harel holds an LLB and an LLM from Bar Ilan University and is a member of the Israel Bar.

Miri Mishor. Mrs. Mishor has been serving as Senior Vice President, ICL Information Technology since 2014. Mrs. Mishor joined ICL in 1986 and served in various positions, including CIO of ICL Industrial Products and Vice President Information Systems of ICL Fertilizers. Mrs. Mishor holds a B.Sc. degree in Mathematics and Computer Science and a M.Sc. degree in Industrial Management from Ben Gurion University.

Noam Goldstein. Mr. Noam Goldstein has been serving as President of ICL´s Potash Division since August 2018. Mr. Goldstein joined ICL in 1986 and served in various positions in the Potash business division, including Vice President of Business Development, CFO in Europe, Vice President of Infrastructure, Senior Vice President Operations at ICL Dead Sea, and until recently, Executive Vice President Potash and Magnesium.  He also serves as chair of the environmental committee and as a board member at Israel´s Manufacturing Association. Mr. Goldstein holds a B.A. in Economics and Business Administration from the Hebrew University and a M.A. in Economics from Ben Gurion University. He is also a graduate of the Heschel Sustainability Leadership Fellowship Program.

Ofer Lifshitz. Mr. Lifshitz has been serving as President of ICL´s Phosphate Solutions Division since August 2018. Mr. Lifshitz joined ICL in 1996 and served in various senior leadership positions including Executive Vice President of ICL Industrial Products,  Senior Vice President of Global Processes and as the company’s Integration Manager, Excutive Vice President for Special Projects, and until recently, President of ICL Essential Minerals Division. Mr. Lifshitz holds a Bachelor’s degree in Economics and a Master’s degree in Industrial Management, both from Ben Gurion University.

Rani Lobenstein. Mr. Lobenstein has been serving as Senior Vice President for Corporate Relations since 2017. Before Joining ICL in 2014, he served as Chief of Staff and senior advisor to the Director General of the Israeli Ministry of Finance (2002-2007). He served as CEO of ASIC, a subsidiary of Israel Corporation, where he served as a member of management between 2008 and 2014. In addition, Mr. Lobenstein served as Vice President for Strategy and Regulatory Affairs in OPC Rotem between 2010 and 2014. Mr. Lobenstein holds a B.Sc. in economics and agriculture from the Hebrew University of Jerusalem, and an MBA (financing) from the Israeli branch of Manchester University.

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

Directors who are office holders in Israel Corp. do not receive additional cash compensation for their services as directors. Instead, such fees are included in the annual management fees we pay to Israel Corp. pursuant to our agreement with it. The management fees paid to Israel Corp. as of January 1, 2018, following the approval of the general meeting of shareholders from April 24, 2018, include, among other things, all compensation components, in equity (or the economic benefit thereof) and in cash, for the services of Company directors who are officer holders of Israel Corp.

At the Annual General Meeting of Shareholders on December 23, 2015 (the "2015 AGM"), a ‘relative cash compensation’ for Non-Executive Directors (including external directors), who shall serve from time to time, in accordance with Section 8A of the Companies Regulations  was approved, which consists of a fixed annual fee in the amount of NIS 365,000 (approximately $101,500) and a per meeting attendance fee in an amount equal to the lowest fee payable to external directors of companies of ICL’s size pursuant to the Compensation Regulations, as adjusted from time to time currently equals NIS 2,391 (equivalent to approximately $665) per meeting for directors who do not meet the qualifications of an expert director and NIS 3,180 (equivalent to approximately $885) per meeting for directors who meet the qualifications of an expert director. Approval was also given for the grant of equity compensation in restricted shares at a fixed annual value. As per the shareholders' approval in the extraordinary shareholders meeting that was held in February 26, 2015 (and thereafter in the general meetings that were held on December 23, 2015, January 3, 2017 and January 10, 2018), we pay the same cash and equity based compensation to all of our Non-Executive Directors, whether or not they are external directors as further detailed bellow, all in accordance with the Compensation Regulations. Accordingly, any changes to the directors’ compensation made from time to time, which require shareholder approval under Israeli law, including grants of additional equity based compensation, apply and will apply to all of our Non-Executive Directors, whether or not they are external directors (However, since the Company's Board of Directors currently consists of only one Other Director, the compensation currently paid to the external directors may not be changed as aforesaid, and therefore the annual equity compensation grant to our board members will be approved each year with equal value).

On May 15, 2018, the Company received a formal ruling from the Israeli Securities Authority (hereinafter "ISA") in response to the Company's application regarding the manner of implementation of the relative compensation mechanism with respect to external directors. According to the ISA's position, the Company acted lawfully in the manner of implementing the relative compensation to the Company's external directors, since the commencement of implementation of such mechanism in the Company.

As of February 13, 2018, Mr. Geoffery Merszei no longer serves as a board member of the Company and therefore, as of that date, there is only one Other Director serving at the date hereof (Mr. Reem Aminoach). At the Annual General Meeting of Shareholders that was held on August 20, 2018, Dr. Nadav Kaplan was elected as an external director, and was informed at that date that he will be entitled to receive equal compensation as the other external director, Mrs. Ralbag, for as long as Mrs. Ralbag remains in her first term of office (i.e., until January 9, 2021). Upon conclusion of Mrs. Ralbag’s first term of office (i.e., as of January 10, 2021), as per our HR & Compensation Committee and Board of Director’s decision, Dr. Kaplan’s compensation will be reduced to the fixed annual and per meeting compensation amounts paid to director who has "financial and accounting expertise" as set forth in tables in the Israeli Compensation Regulations pursuant to the classification of the Company based on its shareholders' equity, and he will not be entitled to equity based compensation as well. Our HR & Compensation Committee and Board of Directors further resolved that as of such date, all Non-Executive board members that are entitled to compensation for their service as such, will receive the reduced compensation to be paid pursuant to the compensation tables in the Compensation Regulations, and will not be entitled to equity compensation.

The Company also covers and/or reimburses its directors for expenses (including travel expenses) incurred in connection with meetings of the Board and its committees or performing other services for the Company in their capacity as directors, in accordance with the Company's Compensation Policy and the Compensation Regulations. Our Board Members are also entitled to the Company's insurance, indemnification and exemption arrangements for office holders.

Equity Grants to Board Members:(1)

Grant for Year	Offerrees	Allocation Date	Type of Equity(2)	Dates of Organs' Approvals	Grant Value (ILS)	Grant Amount	Exceptions & Comments
2018	each of our directors who serve from time to time (excluding the Chairman of the Board)	10.1.2018	restricted shares	HR & Comp. Committee – 27.11.17 Board – 5.12.17 Shareholders (Annual GM) – 10.1.18	310,000	22,080	1.
Our former board members, Messrs. Geoffery Merszei and Yaacov Dior, whose term of office ended on February 13 and 26, respectively, were entitled to 2,057 and 2,843 Restricted Shares, reflecting their entitlement to the relative portion of the 2018 Grant.

							2.	Dr. Miriam Haran, whose term of office ended in August 2018, was allocated 14,793 restricted shares.
							3.	Dr. Nadav Kaplan was allocated 5,930 restricted shares on August 20, 2018.
							4.	Mr. Yoav Doppelt was allocated 758 restricted shares on December 12, 2018.
							5.	Messrs. Kaufman, Paz and Kabla waived in advance their entitlement to the equity compensation per 2018.
2019	each of our directors who serve from time to time (excluding the Chairman of the Board & Office Holders of IC)	1.1.2019	restricted shares	HR & Comp. Committee & Board – 19.6.18 Shareholders (Annual GM) – 20.8.18	310,000	14,623

(1) The allocations are in accordance with the Company’s Equity Compensation Plan (2014), as amended in June 2016.

(2) The shares are subject to restriction pursuant to Section 15C of the Securities Law.

* On June 6, 2018, Mr. Lior Reitblatt gave notice to the Company that he has independently purchased 58,850 shares of the Company on the Tel Aviv Stock Exchange, at a total amount of ILS 1 million. The total quantity of shares held by Mr. Reitblatt as of the date of this annual report is 95,553.

** For further information on the fair value of the restricted shares and vesting conditions, see Note 21 to our Audited Financial Statements. For further details regarding the equity compensation granted to our Non-Executive directors, please see the Company's Proxy Statement dated July 7, 2018 (Reference Number: 2018-02-067711).

The aggregate compensation amount granted to all of the members of our senior management (Global Executive Committee – GEC) as of December 31, 2018, was approximately $12.5 million for the year 2018.

The following table and accompanying footnotes describe the compensations granted for the year 2018 to the five highest earning senior officers in ICL.

	Details of the Recipient			Payments for services
Name	Position	Scope of position	Holding in equity	Base Salary(1)	Compensation (2)	Bonus(3)	Equity based compensation (4)	Total
				US$ thousands
Raviv Zoller (5)	President & CEO since May 14, 2018	100%	*	420	1,035	523(6)	433	1,991
Johanan Locker (7)	Executive Chairman of the Board of Directors	90%	*	534	750	492	544	1,786
Charles Weidhas(9)	Chief Executive Officer, Industrial Products (COO) as of July 2016	100%	*	379	855	350	466	1,671
Asher Grinbaum (10)	Acting CEO, ICL, between September 2016 to May 14, 2018	100%	*	172	477	909(11)	27	1,413
Kobi Altman(12)	Chief Financial Officer (CFO) as of April 2015	100%	*	391	523	367	467	1,357

* Less than 1%

(1)	The annual base salary for the officers in the above table was calculated according to their actual term of office in the Company in 2018.

(2)
The salary items (compensation) component set out in the above table includes all of the following components: gross salary, employer social benefits, customary social and related provisions, company car, relocation expenses, rent and indemnification for tax payments in case of relocation, payments during advance notice period pursuant to the terms of employment agreements, inasmuch as relevant, and reimbursement of telephone expenses. The compensation is in accordance with the Company's Compensation Policy.

(3)
The bonuses to officer holders for 2018, including the top-five earners in 2018, were approved by our HR & Compensation Committee and Board of Directors on February 4 and 5, 2019, respectively. The bonuses approved are in accordance with the provisions of our Compensation Policy, unless otherwise specifically mentioned.

(4)	The expense or income for the share-based payment component was calculated according to IFRS.

(5)
Mr. Raviv Zoller entered into office as the Company's President & CEO on May 14, 2018. Mr. Zoller’s terms of employment were approved by our HR & Compensation Committee and Board of Directors on February 22 and 25, 2018, respectively, and by the general meeting of our shareholders on April 24, 2018, and they are as follows: (a) annual base salary of NIS 2,400 thousand (approximately $670 thousand), indexed to the Israeli Consumer Price Index (CPI). Mr. Zoller's annual base salary as of December 31, 2018 is NIS 2,433 thousand (approximately $650 thousand); (b) annual cash bonus in accordance with ICL’s bonus plan and Compensation Policy. Mr. Zoller’s Target Bonus was set at NIS 2,500 thousand (approximately $695 thousand), with the maximum annual bonus set at the amount of NIS 3,750 thousand (approximately $1,040 thousand); (c) an annual equity compensation entitlement at the amount of NIS 4,000 thousand (approximately $1,110 thousand), as well as an annual equity grant for 2018 at a total amount of NIS 4,000 thousand (approximately $1,110 thousand), which was granted to Mr. Zoller upon his entry into office, comprising half of options exercisable into Company shares at a value of NIS 2,000 thousand (approximately $555 thousand), and half of restricted shares at a value of NIS 2,000 thousand (approximately $555 thousand). For details regarding the equity compensation granted to Mr. Zoller for 2018, see to the description of the equity compensation grants, set forth in the table and respective foot notes below; (d) Mr. Zoller will be entitled to an advance notice period of 12 months in case of termination by the Company (not for cause) and will be required to give the Company a 6 months advance notice in case he resigns. During such advance notice period Mr. Zoller may be required to continue working for ICL, and therefore Mr. Zoller would continue to be entitled to all of his compensation terms, excluding an annual bonus in respect of the advanced notice period and excluding an equity grant, to the extent granted during such advance notice period; (e) in addition, in case of termination of office,  Mr. Zoller will be entitled to an additional severances equal to his last his last base salary multiplied by the number of years that he served as ICL’s President & CEO; (f) Mr. Zoller is entitled to all other cash and non-cash benefits payable to our senior executives pursuant to our policies in effect from time to time, including but not limited to, pension, study fund, disability insurance, company car, etc., as well as the exemption, insurance and indemnification arrangements applying to the Company’s office holders.

(6)
The annual bonus for 2018 to Mr. Zoller, as specified in the table above, reflects the outcome of implementation of the annual bonus formula as provided in the Company’s compensation policy and described in the “Annual Bonus” section below with respect to Mr. Zoller's actual term of office in 2018 (i.e. beginning May 14, 2018), as approved by our HR & Compensation Committee and Board of Directors on February 4 and 5, 2019, respectively.

(7)
Mr. Johanan Locker serves as director in the Company as of April 20, 2016, and as Chairman of our Board of Directors (at a scope of no less than 90% of a full-time position) as of August 15, 2016. Mr. Locker’s compensation terms were approved by our HR & Compensation Committee and Board of Directors on April 19, 2016, and on April 20, 2016, respectively, and by the general meeting of our shareholders on August 29, 2016, as follows: (1) annual base salary of NIS 1,920 thousand (approximately $535 thousand). Mr. Locker's annual base salary as of December 31, 2018 has not changed; (2) annual cash bonus according to ICL’s bonus plan and compensation policy – the target bonus was set at NIS 1,900 thousand (approximately $530 thousand); (3) annual equity compensation entitlement at the amount of NIS 1,800 thousand (approximately $500 thousand). For details regarding an additional equity compensation granted to Mr. Locker in 2018, see to the description of the equity compensation grants, set forth in the table and respective foot notes below; (4) Mr. Locker will be entitled to an advance notice period of 12 months and will be required to give the Company a 6 months advance notice in case he resigns. During such advance notice period Mr. Locker may be required to continue working for ICL and therefore Mr. Locker would continue to be entitled to all of his compensation terms, including annual bonus; (5) in addition, in case of termination of service, Mr. Locker will be entitled to an additional severances equal to his last monthly salary multiplied by the number of years that he served as ICL’s Executive Chairman; (6) Mr. Locker is entitled to all other cash and non-cash benefits payable to our senior executives pursuant to our policies in effect from time to time, including but not limited to, pension, study fund, disability insurance, company car, etc.

(8)
On February 4 and 5, 2019, our HR & Compensation Committee and Board of Directors approved, respectively, the annual bonus for 2018 to Mr. Locker, as further detailed in the “Annual Bonus” section below. In addition, at the same dates, the HR & Compensation Committee and Board of Directors, further resolved to grant a special bonus to Mr. Locker for 2018, in an amount equals to three (3) monthly salaries, or. NIS 480,000 (approximately $134 thousand). The special bonus is subject to approval of the general meeting of our shareholders, and thus is not reflected in the table above.

(9)
Mr. Charles Weidhas serves as Chief Operating Officer (COO) as of July 1, 2016. Mr. Weidhas’ employment contract is for an unlimited period and may be terminated by either party at any time by prior written notice. Mr. Weidhas is entitled to an advanced notice period and adjustment period of 6 months each and is entitled to life insurance and health insurance for himself and his family. Beginning on October 13, 2013, and for a period of 5 years thereafter, which was extended for an additional year by the HR & Compensation Committee and Board of Directors on October 25 and 31, 2018, respectively, Mr. Weidhas is entitled to reimbursement of his rent. As of March 2016, Mr. Weidhas’ monthly base salary is paid in U.S. dollars. As of 31 December 2017, Mr. Weidhas’ monthly base salary is approximately $30,468. Mr. Weidhas is also entitled, as long as he resides in Israel, to maintain the net amount in respect of all payments made to him as would be obtained in the United States (tax equalization). In addition to the amount provided regularly for pension fund and severance pay, Mr. Weidhas is entitled to additional severance pay equal to his last salary multiplied by the number of his years of employment with ICL in Israel. For details regarding Mr. Weidhas annual bonus for 2018, see the “Annual Bonus” section below.

(10)
Mr. Asher Grinbaum served as Acting CEO of ICL between September 11, 2016 and May 13, 2018. During his service as Acting CEO, Mr. Grinbaum’s terms of employment remained similar to the terms he had in in his previous position in the Company – Executive Vice President and Chief Operating Officer (COO). Mr. Grinbaum’s employment agreement (including amendments thereto), provided that Mr. Grinbaum’s base salary will be updated twice a year according to the rise in the Consumer Price Index in the months that passed since such previous update. According to Mr. Grinbaum's employment agreement and the salary updates pursuant thereto, as decided by our Board of Directors from time to time, Mr. Grinbaum’s monthly base salary, as of December 31, 2018, was NIS 137,774 (approximately $35,600). Mr. Grinbaum's annual base salary in the above table was calculated according to the actual term of office in the Company in 2018, i.e. the relative portion calculated until the last day in office, May 13, 2018. Subsequent to his retirement on May 13, 2018, and pursuant to his employment agreement, Mr. Grinbaum was entitled to an accrued vacation period, between May 14, 2018 and July 16, 2018, which was followed by a 6 months advanced notice period. In the course of the two periods thereof, employer-employee relations continued to apply, and ceased on January 16, 2019. The Company has booked full provisions respecting the base salary for the remaining period of 2018 already as of December 31,2017, as well as for the accrued vacation period, the advanced notice period and Mr. Grinbaum's retirement benefits, except for the Special Bonus, as defined herein below. Therefore, all amounts that have been previously recorded in 2017 are not included in the table above.

(11)
The bonus amount in the above table includes: (A) an annual bonus for 2018, in an amount of NIS 1,570,000 (approximately $440,000), that was calculated in accordance with the Annual Bonus Calculation Formula and the provisions of our Compensation Policy, following the approval of HR & Compensation Committee and Board of Directors on February 4 and 5, 2019, respectively. In respect of the accrued vacation period and the advanced notice period, no Specific Personal Measurables (KPIs) were applied. For further details, see the “Annual Bonus” section below; (B) a Special Bonus in an amount of NIS 1,800,000 (approximately $500,550), that was granted to Mr. Grinbaum in light of his exceptional contribution and remarkable efforts when serving as our Acting CEO, as further set forth in the Proxy Statement for the Company's Annual General Meeting that was held on August 20, 2018. The Special Bonus was approved by the general meeting of our shareholders on August 20, 2018, following approval by our Compensation Committee and Board of Directors on June 19, 2018, and on February 4 and 5, 2019, respectively. According to the Company's Compensation Policy, the maximum special bonus payout with respect to the CEO in any given year cannot exceed the difference between three base monthly salaries and the non-measurable components of the annual bonus payout. In addition, the maximum special bonus payout in any given year with respect to any Executive Officer cannot exceed 6 base monthly salaries. Therefore, the special bonus to Mr. Grinbaum was approved by the general meeting of our shareholders in a deviation from the Company's Compensation Policy, according to section 272(C) to the Israeli Companies Law.

(12)
Mr. Kobi Altman serves as ICL’s Chief Financial Officer (CFO) as of April 1, 2015. Mr. Altman’s employment agreement provides that Mr. Altman’s base salary will be updated twice a year according to the rise in the Consumer Price Index in the months that passed since such previous update. The employment contract is for an unlimited period and may be terminated by either party at any time by advance written notice. Mr. Altman is entitled to an advance notice period of 6 months. According to the employment contract and the salary updates, as decided by our Board of Directors from time to time, Mr. Altman’s monthly base salary, as of December 31, 2018, is approximately NIS 117,000 (approximately $31,215). In addition, Mr. Altman is entitled to all benefits customary in the Company, such as regular provisions for pension and severance, disability fund, company car, etc. Shortly after beginning his employment, in April 2015, Mr. Altman was granted a special equity grant (as a signing bonus) of 59,391 restricted shares, the value thereof at the grant date was NIS 1,600 thousand, which vested in April 2018.

The following table specifies the equity compensation details of each of the top-five earners among ICL’s senior officers, with respect to all equity compensation plans which the company had recognized an expense for in the period of the report, i.e. as of the equity compensation grant for 2014. The allocations to the top-five earners among ICL’s senior officers were made in the framework of annual compensation plans for Company executives and senior employees, under which restricted shares and non-transferable option warrants were allocated for no consideration.

Year of grant	Approval dates	Offeree	Allocation date	Quantity of option warrants	Quantity of restricted shares	NIS exercise price (subject to adjustments)	Quantity of valid option warrants as at February 20, 2019	Weighted economic value of each option warrant (4)	Fair value of restricted shares	Exercise price of option warrants	Share price	Quantity of option warrants expired as at February 20, 2019	Notes
								On date immediately preceding allocation (NIS)		as at February 20, 2019 (NIS)
2014		Raviv Zoller	NA
		Johanan Locker	NA
		Charles Weidhas	September 27, 2014	95,129	22,250	28.71	63,418	6.57	28.09	25.289	20.2	31,711	Exercise price of the option warrants is 25.2% higher than the share price on February 20, 2019; hence the option warrants are “out of the money”.
		Asher Grinbaum(1)	September 27, 2014	95,129	22,250	28.71	63,418	6.57	28.09	25.289	20.2	31,711
		Kobi Altman	NA
2015	Compensation Committee and Board: May 10 and 12, 2015, respectively	Raviv Zoller	NA										Exercise price of the option warrants is 27.8% higher than the share price on February 20, 2019; hence the option warrants are “out of the money”.
		Johanan Locker	NA
		Charles Weidhas	July 8, 2015	137,363	23,200	27.76	45,787	4.55	26.94	25.829	20.2	91,576
		Asher Grinbaum(1)	July 8, 2015	137,363	23,200	27.76	45,787	4.55	26.94	25.829	20.2	91,576
		Kobi Altman	July 8, 2015	137,363	82,591(2)	27.76	45,787	4.55	26.94	25.829	20.2	91,576

Year of grant	Approval dates	Offeree	Allocation date	Quantity of option warrants	Quantity of restricted shares	NIS exercise price (subject to adjustments)	Quantity of valid option warrants as at February 20, 2019	Weighted economic value of each option warrant (4)	Fair value of restricted shares	Exercise price of option warrants	Share price	Quantity of option warrants expired as at February 20, 2019	Notes
								On eve of allocation (NIS)		as at February 20, 2019 (NIS)
2016	Compensation Committee and Board: May 16 and 17, 2016, respectively. Respecting Mr. Locker, general meeting approval: August 29, 2016	Raviv Zoller	NA
Exercise price of the option warrants is 22.8% lower respecting Mr. Locker, 19.6% lower respecting Mr. Grinbaum and 22.2% lower respecting all others, than the share price on February 20, 2019, hence the option warrants are "in the money".

		Johanan Locker	August 29, 2016	186,335	55,215	17.05	186,335	4.19	15.42	15.595	20.2	-
		Charles Weidhas	June 30, 2016	133,747	39,632	17.05	133,747	4.83	16.3	15.716	20.2	-
		Asher Grinbaum(1)	February 14, 2017	114,065	37,592	17.22	114,065	5.83	17.69	16.233	20.2	-
		Kobi Altman	June 30, 2016	145,549	43,129	17.05	85,549(5)	4.83	16.3	15.716	20.2	-
2017	Compensation Committee and Board: June 19 and 20, 2017, respectively. Respecting Mr. Locker, general meeting approval: August 2, 2017	Raviv Zoller	NA										Exercise price of the option warrants is 22% lower respecting Mr. Locker and 28.5% lower respecting all others, than the share price on February 20, 2019, hence the option warrants are "in the money".
		Johanan Locker	August 2, 2017	164,916	52,910	16.49	164,916	5.46	17.01	15.744	20.2	-
		Charles Weidhas	June 20, 2017	128,627	42,089	15.31	128,627	5.17	15.8	14.448	20.2	-
		Asher Grinbaum(1) (3)	June 20, 2017	128,627	42,089	15.31	128,627	5.17	15.8	14.448	20.2	-
		Kobi Altman	June 20, 2017	128,627	42,089	15.31	128,627	5.17	15.8	14.448	20.2	-

Year of grant	Approval dates	Offeree	Allocation date	Quantity of option warrants	Quantity of restricted shares	NIS exercise price (subject to adjustments)	Quantity of valid option warrants as at February 20, 2019	Weighted economic value of each option warrant (4)	Fair value of restricted shares	Exercise price of option warrants	Share price	Quantity of option warrants expired as at February 20, 2019	Notes
								On eve of allocation (NIS)		as at February 20, 2019 (NIS)
2018	Comp Com & BoD - February 22 and 25, 2018, respectively, general meeting April 24, 2018	Raviv Zoller	May 14, 2018	384,615	120,919	15.76	384,615	5.19	16.54	15.389	20.2	-
Exercise price of the option warrants is 23.8% lower respecting Mr. Zoller, 12.5% lower respecting Mr. Locker and 29.7% lower respecting all others, than the share price on February 20, 2019; hence the option warrants are “in of the money”.

	Comp Com & BoD - June 19, 2018, general meeting August 20, 2018	Johanan Locker	August 20, 2018(6)	402,685	47,244	18.06	402,685	5.96	19.05	17.679	20.2	-
	Comp Com & BoD – March 5 and 6, 2018, respectively	Charles Weidhas	March 6, 2018	140,000	43,894	14.52	140,000	4.75	15.15	14.205	20.2	-
	NA	Asher Grinbaum(1) (3)	NA
	Comp Com & BoD – March 5 and 6, 2018, respectively	Kobi Altman	March 6, 2018	140,000	43,894	14.52	140,000	4.75	15.15	14.205	20.2	-

(1) Mr. Asher Grinbaum is subject to “Rule 75”, provided in the Company’s equity plan, as amended in June 2016, whereby in case of termination of employment relations, and provided that the years of the offeree’s age plus his years of service with the Company equal or exceed 75, all option warrants and\or restricted share units and\or restricted shares allocated thereto and yet to vest until termination of the employment relationship shall become vested, and may be exercised into shares for a period of 12 months following the termination of employer-employee relations. The expense for the vast amount of Mr. Grinbaum's equity compensation was recorded by the Company in 2017 for the total of option warrants and restricted shares allocated to Mr. Grinbaum, based on generally accepted accounting principles. Mr. Grinbaum did not receive equity based compensation in 2018.

 (2) Shortly after beginning his employment, in April 2015, Mr. Altman was granted a special equity bonus of 59,391 restricted shares as a signing bonus, the value thereof at the time of such grant was NIS 1,600 thousand, which vested in April 2018.

 (3) At the date of this allocation Mr. Grinbaum served as Acting CEO of the Company, although this grant was made according to the compensation terms to which he was entitled in his previous position, as EVP and COO of the Company.

 (4) The economic value of the option warrants is determined according to the Black & Scholes model (except with respect to 2014, where it was determined according to the binomial model).

(5)
On November 4, 2018, Mr. Altman exercised 60,000 option warrants. The exercise price as at the date of the sale was NIS 15.97 (approximately $4.26), and the share price as at that date was NIS 21.86 (approximately $5.83). The amount of shares that derived from the exercise of the options and that was immediately sold reflected the difference between the exercise price and the share price at the relevant date (net exercise).

(6)
On June 19, 2018, our HR & Compensation Committee and our Board of Directors, approved and on August 20, 2018, our general meeting of shareholders approved an issuance to Mr. Locker, of options in a total value of NIS 2,400,000 (approximately $662,983), comprising of NIS 900,000 (approximately $248,619) as in the previous year, and an additional amount of Options for 2018 in the amount of NIS 1,500,000 (approximately $414,365), and of restricted shares in a total value of NIS 900,000 ($248,619), as in the previous year.

For further details respecting the equity compensation plans specified in the table above, including the vesting and expiration dates of the option warrants and\or restricted shares in each plan, see Note 21 to our Audited Financial Statements.

The Annual Bonus Component

Pursuant to our current compensation policy, as approved by the General Meeting of our Shareholders on August 29, 2016 (the “Company’s Compensation Policy”), a formula was established for the calculation of the annual bonus to our CEO and Chairman of the Board. With respect to our other officers, the Company's Compensation Policy provides that the annual bonuses may be calculated by using financial metrics and/or measurable key performance indicators, as pre-determined by our HR & Compensation Committee and Board of Directors, and/or a qualitative evaluation.

On February 4 and 5, 2019, our HR & Compensation Committee and Board of Directors, respectively, approved an annual bonus to officer holders for the year 2018, including to the top-five earners in 2018 among ICL’s senior officers, in accordance with the Company’s Compensation Policy.

Pursuant to the Company’s Compensation Policy, the bonus formula for the CEO (the “Annual Bonus Calculation Formula”) is calculated according to multiplication of the CEO’s annual target bonus by the annual financial factor. The product of this multiplication is updated upwards or downwards according to the CEO’s satisfaction of measurable quantitative personal targets set in the beginning of the year (KPIs), at a rate of 50%, and according to a qualitative evaluation of the CEO’s performance made by the Board, at a rate of 50%. The CEO’s target bonus represents the complete satisfaction (100%) by the CEO of all annual targets. According to the Company's compensation policy, the CEO's target bonus may be up to 120% of his annual salary. Mr. Zoller's actual target bonus as determined in his employment agreement is NIS 2,500 thousand (approximately $667 thousand).

The annual financial factor is calculated by adding two “sub-factors”, each having a weight of 50%. The first sub-factor is the outcome of the reported adjusted net profit for the relevant year (subject to further adjustments, if any, as approved by the HR & Compensation Committee and the Board), divided by the average reported adjusted net profit in the three preceding years. The second financial sub-factor is the outcome of the reported adjusted operating profit for the relevant year (subject to further adjustments, if any, as approved by the Compensation Committee and the Board), divided by the average reported adjusted operating profit in the three preceding years. In 2018, no further adjustments were made by the Compensation Committee and the Board beyond those in this Annual Report to the reported adjusted net and\or operating profit, as reported in the annual financial statements. The adjusted net income and adjusted operating income are not calculated in accordance with IFRS, but are based upon net income and operating income, pursuant to IFRS, which are adjusted for certain items, as set forth in the Company's compensation policy. For details regarding the adjustments made to the Company's net and operating income in 2018, see "Item 5 - Operating and Financial Review and Prospects– A. operating results– Adjustments to Reported Operating and Net Income (Non-GAAP Financial Measures)".

The annual bonus amount for 2018 to our President & CEO, Mr. Raviv Zoller's, reflects the outcome of implementation of the Annual Bonus Calculation Formula with respect to the actual term he had worked in ICL in 2018, as approved by our HR & Compensation Committee and Board of Directors on February 4 and 5, 2019, respectively. Mr. Zoller's pro-rated target bonus for the relative portion of 2018 or NIS 1,582 thousand (approx. $422 thousand), was multiplied by ICL's financial factor in 2018 (0.97), and then updated according to a good performance of his KPIs, as were determined in the beginning of 2018 for the former acting CEO, Mr. Asher Grinbaum and to an exceptional performance for qualitative evaluation of his performance. The HR & Compensation Committee and Board of Directors noted in their decision that Mr. Zoller successfully entered into the role of ICL's President & CEO, while showing an impressive learning curve in understanding ICL's business, as well as leadership, capabilities and involvement in the Company's business. Accordingly, the annual bonus payout to Mr. Zoller for 2018, is NIS 1,958 thousand (approximately $523 thousand).

The annual bonus to our Chairman of the Board is calculated according to the Annual Bonus Calculation Formula (i.e., multiplication of Mr. Locker's annual target bonus by the annual financial factor), however, the formula with respect to the Chairman does not include upward or downward updates according to the satisfaction of measurable quantitative personal targets and a qualitative evaluation. The Chairman’s target bonus represents the complete satisfaction (100%) by the Chairman of all annual targets. According to the Company's compensation policy, the target bonus of the Chairman of the Board, Mr. Johanan Locker, can amount to up to 120% his annual salary. Mr. Locker's annual target bonus for 2018, NIS 1,900 thousand (approximately $495 thousand), was multiplied by ICL's financial factor in 2018 (0.97). Accordingly, the annual bonus payout to Mr. Locker for 2018, is NIS 1,958 thousand (approximately $492 thousand). The total bonus payout to Mr. Locker for 2018, including the annual bonus and the special bonus, to the extent approved by the general meeting of our shareholders, will be NIS 2,323 thousand (approximately $620 thousand).

The annual bonus for 2018 to ICL's former acting CEO, Mr. Asher Grinbaum was calculated according to the Annual Bonus Calculation Formula (i.e., multiplication of Mr. Grinbaum's annual target bonus for his previous position as COO by ICL's annual financial factor (0.97), and then update according to a good performance of his KPIs and to an exceptional performance for qualitative evaluation of his performance during the term he had served as acting CEO). In respect of the accrued vacation period and the advanced notice period, no Specific Personal Measurables (KPIs) were applied. The total bonus payout to Mr. Grinbaum for 2018, including the annual bonus and the special bonus for 2018, as approved by the general meeting of our shareholders is NIS 3,370 thousand (approximately $909 thousand).

According to the resolution of the HR & Compensation Committee and Board of Directors, for purposes of determining the annual bonuses for 2018, the Annual Bonus Calculation Formula was applied also to the Company's officers, including Messrs. Weidhas and Altman, as follows:

The annual bonus to Mr. Weidhas was calculated according to the Annual Bonus Calculation Formula as aforesaid. The outcome of multiplying Mr. Weidhas' target bonus with ICL's financial factor (0.97) was updated according to a good performance of his KPIs and to a good qualitative evaluation of his performance.

The annual bonus to Mr. Altman was calculated according to the Annual Bonus Calculation Formula as aforesaid. The outcome of multiplying Mr. Altman' target bonus with ICL's financial factor (0.97) was updated according to a good performance of his KPIs and to a good qualitative evaluation of his performance.

Pension, Retirement and Similar Benefits

The annual provision of the Company for pension or other retirement benefits for our senior management (GEC) in 2018 amounted to approximately $1 million.

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

As of the date of this Annual Report, our Board of Directors consists of ten directors. In the event of equal votes of our Board of Directors, our Chairman of the Board has the right to cast the deciding vote. Mr. Lior Reitblatt is an independent director, as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”). Board members Ms. Ruth Ralbag, Messrs. Nadav Kaplan, Reem Aminoach and Lior Reitblatt are independent directors under the rules applicable to U.S. companies listed on the NYSE. Board members Messrs. Johanan Locker, Avisar Paz, Aviad Kaufman, Sagi Kabla, Ovadia Eli and Yoav Doppelt are not considered independent directors by virtue of the positions they hold with our controlling shareholder's group or with the Company. Dr. Nadav Kaplan Ms. Ruth Ralbag are “external directors” according to the Companies Law. We do not have service contracts with our current directors, excluding our Executive Chairman of the Board, Mr. Johanan Locker.

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

An external director is required to have either financial and accounting expertise or professional qualifications, as defined in the relevant regulations promulgated under the Companies Law, and at least one of the external directors is required to have financial and accounting expertise. Our external directors, Ms. Ruth Ralbag and Dr. Nadav Kaplan, have financial and accounting expertise as defined in the Regulations. An external director is entitled to reimbursement of expenses and compensation as provided in the Regulations promulgated under the Companies Law but is otherwise prohibited from receiving any other compensation from us, directly or indirectly, during his term of office and for two years thereafter.

Under the Companies Law, external directors must be elected at a shareholders’ meeting by a simple majority of the votes cast, provided that any of the following conditions is met: that such majority includes a majority of the votes cast by non‑controlling shareholders and shareholders who do not have a personal interest in the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder), or that the votes cast by such shareholders opposing the election did not exceed 2% of our aggregate voting rights. Generally, external directors serve for up to three terms of three years each, and our Audit and Accounting Committee and Board of Directors may nominate them for additional terms under certain circumstances. Even if an external director is not nominated by our Board of Directors for reelection for a second or third term, shareholders holding at least 1% of our voting rights have the right to nominate the external director for reelection, and in addition, the external director may nominate himself for reappointment. In such a case, the reelection can be approved without the approval of our controlling shareholder if it is approved by a majority of the votes cast by non‑controlling shareholders and shareholders who do not have a personal interest in the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) and the votes cast by such shareholders approving the election exceed 2% of our aggregate voting rights. The term of office of an external director may be terminated prior to expiration only by a shareholder vote, by the same threshold required for election, or by a court, but in each case only if the external director ceases to meet the statutory qualifications for election or if the external director breaches his duty of trust to us.

Under the Companies Law, all external directors must be members of the Company’s Audit Committee and Compensation Committee, as further detailed below.

As of the date of this report, we have two external directors: Ms. Ruth Ralbag, whose first term commenced on January 10, 2018 and Dr. Nadav Kaplan, whose first term commenced on August 20, 2018. On February 26, 2018, Mr. Yaacov Dior ceased serving as an external director of the Company, after completing two three-year terms in the Company and on August 29, 2018, Dr. Miriam Haran ceased serving as an external director of the Company, after completing three three-year terms in the Company.

Financial Experts

Our Board of Directors has resolved that at least three of its members must have financial and accounting expertise, as this term is defined in the Regulations promulgated under the Companies Law. Our Board of Directors has determined that, based on qualification statements delivered to the Company, seven out of our ten serving directors meet the said expertise requirements.

In addition, our Board of Directors has determined that all members of our Audit and Accounting Committee are financially literate for purposes of meeting the NYSE rules and that Ms. Ralbag and Messrs. Kaplan and Reitblatt are qualified to serve as “Audit Committee Financial Experts” as defined by SEC rules.

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

Audit and Accounting Committee

Under the Companies Law, the Board of Directors of a public company must establish an Audit Committee. The Audit Committee must consist of at least three directors who meet certain independence criteria and must include all of the Company’s external directors. The Chairman of the Audit Committee is required to be an external director. The responsibilities of an Audit Committee under the Companies Law include identifying and addressing flaws in the business management of the Company, reviewing and approving interested party transactions, establishing whistleblower procedures, overseeing the Company’s internal audit system and the performance of its Internal Auditor, and assessing the scope of the work and recommending the fees of the Company’s independent accounting firm. In addition, the Audit Committee is required to review and determine whether certain actions and transactions with a controlling shareholder or with a company officer are “material” or “extraordinary” and whether they are negligible according to the approval procedures required under the Companies Law and company procedures.

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

As of the date of this report, our Audit and Accounting Committee consists of three directors, and also includes our two external directors and our independent director, as follows: Ms. Ruth Ralbag (Chairman, external director), Dr. Nadav Kaplan (external director) and Mr. Lior Reitblatt (independent director). In addition to meeting the requirements of Israeli law, our Audit and Accounting Committee also complies with the requirements applicable to U.S. companies that are listed on the NYSE and with SEC rules. All Committee members are also independent directors as this term is defined in SEC rules and the NYSE listing requirements. Our Board of Directors has determined that all the members of the Audit and Accounting Committee are financially literate as provided in the NYSE rules and that Ms. Ralbag and Messrs. Kaplan and Reitblatt are qualified to serve as “audit committee financial experts” as defined by SEC rules.

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

Our HR &Compensation Committee also oversees the bonus and equity plans, evaluation of top management and employees, succession planning and so forth.

Our HR & Compensation Committee consists of three directors and includes our two external directors and our independent director, as follows: Dr. Nadav Kaplan (Chairman, external director), Ms. Ruth Ralbag (external director), and Mr. Lior Reitblatt (independent director). All Committee members are also independent directors as this term is defined in the NYSE listing requirements and SEC rules.

Environment, Safety and Public Affairs Committee

Our Environment, Safety and Public Affairs Committee is not a statutory committee, and is designed to assist our Board of Directors in fulfilling its responsibilities respecting oversight of our environment and safety policies and programs, our community outreach programs and public relations and advocacy. Our Environment, Safety and Public Affairs Committee is not authorized to exercise any power of our Board of Directors. It consists of four directors: Mr. Reem Aminoach (Chairman), Dr. Nadav Kaplan, Mr. Ovadia Eli and Mr. Sagi Kabla.

Operations Committee

Our Operations Committee is not a statutory committee, and is designed to assist our Board of Directors in fulfilling its responsibilities with respect to business operations and strategy implementation, including reviewing M&A transactions and research and development strategy. Our Operations Committee is not authorized to exercise any power of our Board of Directors. The committee consists of six directors: Mr. Johanan Locker (Chairman), Mr. Avisar Paz, Mr. Sagi Kabla, Mr. Ovadia Eli, Mr. Reem Aminoach and Mr. Lior Reitblatt.

Financing Committee

Our Financing Committee is not a statutory committee, and its purpose is to assist our Board of Directors in fulfilling its responsibilities with respect to our financing and equity management and operations, including loans, equity offerings, hedging, debt and other financing vehicles. Our Financing Committee is not authorized to exercise any power of our Board of Directors. As of the date of this report, the Committee consists of four directors: Mr. Avisar Paz (Chairman), Mr. Sagi Kabla, Mr. Aviad Kaufman and Ms. Ruth Ralbag.

Internal Auditor

Under the Companies Law, a Company’s Board of Directors is required to appoint an Internal Auditor pursuant to the recommendation of the Audit Committee. The role of the Internal Auditor is to examine, among other things, whether the Company’s actions comply with applicable law, company procedures and proper business procedures. Under the Companies Law, the Internal Auditor may not be an interested party, a director or an officer of the company, or a relative of any of the foregoing, nor may the Internal Auditor be the company’s independent accountant or a representative thereof. The Internal Auditor oversees the work of various internal auditors acting on his behalf throughout the organization. As of the time of this report, our Internal Auditor is Mr. Amir Meshulam, a certified public accountant in Israel, holds an LLB from the College of Management and is a member of the Israel Bar. Mr. Meshulam has served in this position since August 2018, replacing Mr. Shmuel Daniel, who served as our previous internal auditor since August 2014, and has left on retirement. Mr. Meshulam appointment was approved by the Board of Director's on May 9, 2018, after receiving the Audit Committee's recommendation from May 8, 2018.

Insurance and indemnification

(1)
The Articles of Association of the Company and its Israeli subsidiaries include provisions that permit exemption, indemnification and insurance of the liability of officers, all in accordance with the provisions of the Israeli Companies Law.

The Company, with the approval of the HR & Compensation Committee, the Board of Directors and the General Meeting of the shareholders, granted its officers an exemption and letters of indemnification, and also has an insurance policy covering directors and officers. The insurance and the indemnity do not apply to those cases specified in Section 263 of the Israeli Companies Law. The exemption relates to damage caused and/or will be caused, by those officers as a result of a breach of the duty of care to the Company. The amount of the indemnification payable by the Company under the letter of indemnification, in addition to amounts received from an insurance company, if any, for all of the officers on a cumulative basis, for one or more of the events detailed therein, is limited to $350 million. The insurance is renewed annually.

On September 14, 2017, our shareholders approved the Company's engagement in directors and officers insurance policies, as a three-year framework agreement. The insurance policies under the framework agreement include a joint primary tier with Israel Corp. with a joint liability cap of up to $20 million, and a separate tier covering the Company alone, with a liability cap of up to $200 million, for a total liability limit of $220 million for both tiers. Under the terms of the framework resolution, our directors and officers are beneficiaries of both tiers. Pursuant to the framework agreement, the division of the premium amount between the Company and Israel Corp. in the joint tier is that 70% are to be paid by the Company and 30% by the Israel Corp. According to the approval of the general meeting of our shareholders, the HR & Compensation Committee and the Board of Directors will have the authority to approve changes from time to time in connection with the rate of the premium distribution between the ICL Group and the Israel Corporation Group in respect of the joint tier, as recommended by the insurers and/or brokers, provided that the new rate of the premium distribution will not exceed 25% over the entire transaction period. Deviation from these limits shall require the shareholders approval. On December 4 and 5, 2017, the Audit & Accounting Committee and Board of Directors approved the renewal of the insurance policy, on the basis of the framework agreement, for an additional year beginning on January 1, 2018, and until December 31, 2018, with an annual premium of $900,000, which is within the maximum premium amount specified in the framework resolution.

On January 3 and 7, 2019, our Audit & Accounting Committee and Board of Directors approved the renewal of the insurance policy for 2019, according to the framework agreement, with a limit of $205 million, additional coverage Side A (directors only) limit of $20 million (as approved by our Audit & Accounting Committee on June 19, 2018 and December 10, 2018 and by the Board on June 19, 2018 and December 12, 2018) and a total premium of up to $1,400,000. This amount (including the Side A premium), does not exceed the maximum premium amount pursuant to the framework agreement. The allocation of the premium distribution between ICL and Israel Corp was revised to 80% ICL and 20% Israel Corp.

The terms of the new policy adhere to the terms of the framework resolution and of the Company's Compensation Policy.

Other Information

We did not engage in any arrangements with directors providing for benefits upon termination of employment, with the following exceptions: (1) in case of termination of employer-employee relations, Mr. Johanan Locker will be entitled to a bonus at an amount equal two times his last monthly salary, multiplied by the number of his years of service as ICL’s Executive Chairman of the Board, and (2) In accordance with the Equity Plan, the board members' vesting of the Restricted Shares would fully accelerate if the holder thereof ceases to serve as a director of the Company, unless he ceased to hold office due to those certain circumstances regarding early termination of office or imposition of enforcement measures, as set forth in section 231-232a and 233(2) of the Israeli Companies Law.

Number of meetings and average attendance rate of the ICL Board and its permanent committees

	Number of meetings in reported year	Average Attendance
General Board Meetings	16	97%
Audit & Accounting Committee	13	91%
Financing Committee	4	100%
Operations Committee	4	92%
Compensation Committee	11	100%
Environment Committee	4	94%

D. EMPLOYEES

As at December 31, 2018, we had a workforce of 12,125 employees.

Breakdown of Employees by Segments

2018	2017	2016
Phosphate Solutions	5,259	5,533	6,274
Potash	2,855	3,109	3,196
Industrial Products	1,675	1,697	1,710
Innovative Ag Solutions	1,182	1,163	1,081
Global functions and headquarters	1,154	1,158	1,253
Total employees	12,125	12,660	13,514

Geographic Breakdown of Employees

2018	2017	2016
Israel	4,672	4,673	4,861
China	2,467	2,413	2,816
Spain	1,179	1,281	1,294
Germany	860	1,012	1,157
UK	659	836	827
USA	728	817	895
Netherlands	627	626	639
Brazil	276	280	264
France	125	125	127
Other	532	597	634
Total employees	12,125	12,660	13,514

As at December 31, 2018, the Company’s workforce comprised 12,125 employees, compared to 12,660 employees as at December 31, 2017 – a decrease of 535 employees. The said decrease derives mainly from a decrease in the number of employees in the UK, due to the ceased production of potash in  ICL Boulby mine and a shift to sole production of Polysulphate; in Germany - mainly as a result of the sale of the Fire Safety and Oil Additives (P2S5) in BKG, as well as the sale of the Rovita business; in the US - as a result of sale of the Fire Safety Business and Oil Additives (P2S5), mainly in ICL North America ; in Spain - as a result of the sale of the Fire Safety and Oil Additives (P2S5), mainly in Auxquimia SA.

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

Subsidiaries Rotem, Fertilizers and Chemical Materials Ltd. (“FCM”), Dead Sea Magnesium and Bromine Compounds have collective bargaining agreements with termination dates ranging from January 2017 (an agreement that has not yet been renewed-in DSM) up to 2022.

In May 2018, a collective labor agreement was signed between Dead Sea Works Ltd. (“DSW”) and the DSW Workers’ Union, the New General Organization of Workers in Israel (the “Histadrut”) and the Negev District Organization of Workers, for a period of 5 years, commencing on October 1, 2017, the date of expiration of the previous labor agreement.

In November 2018, a collective labor agreement was signed between Mifalei Tovala Ltd. and the Mifalei Tovala Workers’ Union and the New General Organization of Workers in Israel (the “Histadrut”), for a period of 5 years, commencing on January 1, 2018, the date of expiration of the previous labor agreement

Senior employees in Israel serving in special positions and members of management are employed under individual agreements. These agreements are not limited in time and may be terminated with advance notice of a few months.

Employees of ICL’s subsidiaries overseas are employed according to the employment terms prevailing in the countries in which they are employed. Most of the overseas employees, primarily in China, Germany, the Netherlands, the United Kingdom, Spain and the United States, are employed under collective agreements.

A small number of employees at ICL’s sites in Israel are employed by employment agencies for short terms. In addition, we have contracted in Israel with subcontractors for various outsourcing services such as security, packaging, maintenance, catering, cleaning and other services. In accordance with the decision received on October 2004 by ICL's Board of  Directors and its Israeli subsidiaries, contractors who employ workers at ICL’s plants in Israel are required to give more than the salary terms required by law to employees working on a regular basis for ICL. Pursuant to this decision, the employers are obligated to grant these employees, in addition to a current salary that must be at least 5% higher than the minimum wage stipulated by law, other benefits such as uniforms and meals.

Under Chinese labor law, it is a mandatory requirement for employers to enter into individual labor contract with their employees. As such, the permanent staff of YPH JV shall be employed under respective individual labor contracts. However, under PRC law, employees have the right to establish a labor union to represent their interests and protect their legal rights. YPH JV has a labor union. The labor union may represent employees in negotiating with their employer for collective agreements regarding remuneration, working hours, work safety, etc. Such collective agreements are mainly used for providing a benchmark for certain working conditions.

Promoting gender equality

In January 2019 the Company announced that it is one of 230 public companies worldwide included in the 2019 Bloomberg Gender-Equality Index (GEI). The GEI distinguishes companies committed to transparency in reporting gender policy and advancing gender equality. The GEI includes public companies that score above a globally-established threshold, based on transparency and their policies. The 2019 GEI includes firms from ten sectors headquartered across 36 countries and regions. Collectively, the firms have a combined market capitalization of $9 trillion and employ more than 15 million people, of which 7 million are women. ICL is the only Israeli company included in the index, as well as the only company among its major global peers in the specialty chemicals and fertilizers sectors.

ICL strives to be an “employer of choice”, and as such, continually promotes equality, including the employment and promotion of women in its workplaces around the globe. For example, the percentage of women serving as executive officers of ICL increased from 11% in 2017 to 33% in 2018. The Company considers its inclusion in the GEI to be a major achievement, highlighting ICL's transparency and commitment to promoting gender equality.

Infrastructure, performance management processes and human resources development

In 2018, the Company expanded the assimilation of the performance management infrastructure and the management of the human resource. In this context, the Company is assimilating a unified technological infrastructure for managing and developing the human resource within all its units worldwide, as well as globally unified work processes. The assimilated system includes the administration of employees’ data, as well the learning and training processes. In addition, the system enables managers and employees to participate in a performance management process based on goals, performance evaluation, and team and individual development plans deriving from them. Assimilation of the global processes is expected to expand and include additional processes in the areas of compensation and communications, as well as to improve the link between performance and rewards.

E. SHARE OWNERSHIP

Share-based payments to employees - Non-marketable options

Grant date	Employees entitled	Number of instruments (thousands)	Issuance's details	Instrument terms	Vesting conditions	Expiration date
August 6, 2014	Officers and senior employees	3,993	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan, to 450 ICL officers and senior employees in Israel and overseas.
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
					3 equal tranches: (1) One third on December 1, 2016 (2) One third on December 1, 2017 (3) One third on December 1, 2018	Two years from the vesting date.
December 11, 2014	Former CEO	367	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan.
May 12, 2015	Officers and senior employees	6,729	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan, to 550 ICL officers and senior employees in Israel and overseas.	Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	The first and second tranches is at the end of 36 months after the grant date for the third tranche is at the end of 48 months after the grant date.
June 29, 2015	Former CEO	530	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan.
	Former Chairman of BOD	404
June 30, 2016	Officers and senior employees	3,035	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan, to 90 ICL officers and senior employees in Israel and overseas.			June 30, 2023
September 5, 2016	Former CEO	625	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan.
	Chairman of BOD	186
February 14, 2017	Former CEO	114	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan.			February 14, 2024
June 20, 2017	Officers and senior employees	6,868	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan to 498 ICL officers and senior employees in Israel and overseas.			June 20, 2024
August 2, 2017	Chairman of BOD	165	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan.

Grant date	Employees entitled	Number of instruments (thousands)	Issuance's details	Instrument terms	Vesting conditions	Expiration date
March 6, 2018	Officers and senior employees	5,554
An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan (as amended) to 508 ICL officers and senior employees in Israel and overseas, ICL CEO and Chairman of the BOD.
			Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	March 6, 2025
May 14, 2018	CEO	385			May 14, 2025
August 20, 2018	Chairman of BOD	403			August 20, 2025

Share-based payments to employees - Restricted shares

Grant date	Employees entitled	Number of instruments (thousands)	Vesting conditions (*)	Instrument terms	Additional Information	Fair value at the grant date (Million)
August 6, 2014	Officers and senior employees	922	3 equal tranches: (1) One third on December 1, 2016 (2) One third on December 1, 2017 (3) One third on December 1, 2018	An issuance for no consideration, under the 2014 Equity Compensation Plan, to 450 ICL officers and senior employees in Israel and overseas.	The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the grant date (the date approval of the BOD and/or the date of the approval of the General Meeting where required).	8.4
December 11, 2014	Former CEO	86		An issuance for no consideration, under the 2014 Equity Compensation Plan.
February 26, 2015	ICL’s Directors (excluding ICL's CEO)	99	3 tranches: (1) 50% will vest August 28, 2015 (2) 25% will vest February 26, 2017 (3) 25% will vest February 26, 2018	An issuance for no consideration, under the 2014 Equity Compensation Plan, to 11 ICL Directors.		0.7
May 12, 2015	Officers and senior employees	1,194	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	An issuance for no consideration, under the 2014 Equity Compensation Plan, to 550 ICL officers and senior employees in Israel and overseas.		9.7
June 29, 2015	Former CEO	90		An issuance for no consideration, under the 2014 Equity Compensation Plan.
	Former Chairman of the BOD	68
December 23, 2015	ICL’s Directors (excluding ICL's CEO & Chairman of the BOD)	121	3 equal tranches: (1) One third on December 23, 2016 (2) One third on December 23, 2017 (3) One third on December 23, 2018	An issuance for no consideration, under the 2014 Equity Compensation Plan, to 8 ICL Directors.		0.5

(*) The vesting date is subject to the employee entitled continuing to be employed by the Company and the directors continuing to serve in their positions on the vesting date, unless they ceased to hold office due to certain circumstances set forth in sections 231-232a and 233(2) of the Israeli Companies LawShare-based payments to employees - Restricted shares

Grant date	Employees entitled	Number of instruments (thousands)	Vesting conditions (*)	Instrument terms	Additional Information	Fair value at the grant date (Million)
June 30, 2016	Officers and senior employees	990	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	An issuance for no consideration, under the 2014 Equity Compensation Plan, to 90 ICL officers and senior employees in Israel and overseas.	The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the grant date (the date approval of the BOD and/or the date of the approval of the General Meeting where required).	4.8
September 5, 2016	Chairman of the BOD	55		An issuance for no consideration, under the 2014 Equity Compensation Plan.
	Former CEO	185
January 3, 2017	ICL’s Directors (excluding ICL's Chairman of the BOD)	146		An issuance for no consideration, under the 2014 Equity Compensation Plan, to 8 ICL Directors. The value includes a reduction of 5% from the value of the equity compensation, pursuant to the decision of the directors in March 2016, to reduce their annual compensation for 2016 and 2017.		0.6
February 14, 2017	Former CEO	38		An issuance for no consideration, under the 2014 Equity Compensation Plan.		0.2
June 20, 2017	Officers and Senior employees	2,211		An issuance for no consideration, under the 2014 Equity Compensation Plan, to 494 ICL officers and senior employees in Israel and overseas.		10
August 2, 2017	Chairman of BOD	53		An issuance for no consideration, under the 2014 Equity Compensation Plan.		0.3
January 10, 2018	ICL’s Directors (excluding ICL's CEO & Chairman of the BOD)	137		An issuance for no consideration, under the 2014 Equity Compensation Plan, to 7 ICL Directors.		0.6

(*) The vesting date is subject to the employee entitled continuing to be employed by the Company and the directors continuing to serve in their positions on the vesting date, unless they ceased to hold office due to certain circumstances set forth in sections 231-232a and 233(2) of the Israeli Companies Law.

Share-based payments to employees - Restricted shares

Grant date	Employees entitled	Number of instruments (thousands)	Vesting conditions (*)	Instrument terms	Additional Information	Fair value at the grant date (Million)
March 6, 2018	Officers and senior employees	1,726	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	An issuance for no consideration, under the 2014 Equity Compensation Plan (as amended).	The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the grant date (the date approval of the BOD and/or the date of the approval of the General Meeting where required).	8
May 14, 2018	CEO	121				0.6
August 20, 2018	Chairman of BOD	47				0.2
	ICL’s Directors (excluding ICL's CEO & Chairman of the BOD)	88	Acceleration at January 2019.			0.4

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

Item 7 – MAJOR SHAREHOLDERS AND RELATED (AND INTERESTED) PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table presents, as of February 26, 2018 (unless otherwise noted below),*** the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares and each of our directors and executive officers. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

	Ordinary Shares Beneficially Owned(1)		Special State Share
Shareholders	Number	%	Number	%
Israel Corporation Ltd.(2)	587,178,761	45.86%**	-	-
State of Israel(3)	-	-	1	100%
Johanan Locker	155,369	*	-	-
Avisar Paz	-	*	-	-
Aviad Kaufman	-	*	-	-
Sagi Kabla	-	*	-	-
Ovadia Eli	79,199	*	-	-
Nadav Kaplan	20,553	*	-	-
Lior Reitblatt	95,553	*	-	-
Reem Aminoach	36,703	*	-	-
Ruth Ralbag	36,703	*	-	-
Yoav Doppelt	15,381	*	-	-
Raviv Zoller	120,919	*	-	-
Kobi Altman	211,703	*	-	-
Lilach Geva Harel	-	*	-	-
Ilana Fahima	-	*	-	-
Rani Lobenstein	30,190	*	-	-
Charles Weidhas	171,065	*	-	-
Ofer Lifshitz	131,108	*	-	-
Eli Glazer	163,979	*	-	-
Noam Goldstein	55,327	*	-	-
Anat Tal-Ktalav	55,327	*	-	-
Amir Meshulam	20,793	*	-	-

* Less than 1%

** For additional information, please see section (2) below.

*** The information above is correct as of February 26, 2019.

According to the information conveyed to the Company, on June 25, 2018, XT Investments Ltd. (who, up to the sale date, held 20% of the issued share capital of Millennium Investments Elad Ltd. (holding, on its part, 46.94% of Israel Corp. Ltd share capital)) sold 377,662 ordinary shares of the Company that constituted, as at the sale date, approximately 0.03% of the Company’s issued share capital, in an off-market transaction according to a rate of ILS 17.10 per share. According to the information conveyed to the Company, following the sale, XT Investments Ltd. does not directly hold any shares of the Company.

On June 19 2018, our HR & Compensation Committee and the Board of Directors approved, and on August 20, 2018, the General Meeting of the shareholders approved, an issuance to our Executive Chairman of the Board, Mr. Johanan Locker, for no consideration, of an annual grant for 2018 of non-marketable options exercisable into Ordinary Shares and restricted Ordinary Shares, in a total value of NIS 3,300,000 (approx. $911,602). This amount was comprised of NIS 2,400,000 or $662,983 attributable to options (calculated on the basis of a Black & Scholes model, and comprised of NIS 900,000 ($248,619) which was the same amount of options as was granted in 2017, as well as an additional amount of options for 2018 in the amount of NIS 1,500,000 ($414,365)), collectively resulting in the grant of 402,685 options for 2018, and NIS 900,000 or $248,619 is attributable to the restricted shares, which was the same amount as was granted in 2017)which resulted in the grant of 41,244 restricted shares. See “Item 6 - Directors, Senior Management and Employees— B. Compensation”.

On July 12, 2018, our HR & Compensation Committee and the Board of Directors approved, respectively, and on August 20, 2018, the General Meeting of the shareholders approved an annual  equity grant for 2019, for no consideration, with a value per grant of NIS 310,000 (approximately $85,635), which amounted to 14,623 restricted shares, as determined according to the closing price of the Ordinary Shares on the TASE on December 31, 2018, being the trading day immediately preceding the Grant Date, to each of the Company's directors (excluding the Chairman of the Board, Mr. Johanan Locker and excluding Messrs. Aviad Kaufman, Avisar Paz, and Sagi Kabla, who are officers of our controlling shareholder, Israel Corporation Ltd.)), in accordance with the Company’s compensation policy. See Note 25 to our Audited Financial Statements and “Item 6. Directors, Senior Management and Employees— E. Share Ownership”.

 (1) The percentages shown are based on 1,280,301,147 ordinary shares issued and outstanding as of the date of this report (after excluding shares held by us or our subsidiaries). In accordance with SEC rules, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to options that are exercisable within 60 days of the date of this report. Shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not considered outstanding for computing the percentage of any other person.

(2) Israel Corp. is a public company listed for trading on the Tel Aviv Stock Exchange (TASE). Based on the information provided by Israel Corp., Millenium Investments Elad Ltd. (“Millenium”) and Mr. Idan Ofer are considered as joint controlling shareholders of Israel Corp., for purposes of the Israeli Securities Law (each of Millenium and Mr. Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director of Millenium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millenium, as stated below). Millenium holds approx. 46.94% of the share capital in Israel Corp., which holds as at December 31, 2018 approx. 45.86% of the voting rights and issued share capital of the Company. Millenium is held by Mashat Investments Ltd. (“Mashat”) and by XT Investments Ltd. (“XT Investments”), with 80% and 20% holding rates in the issued share capital, respectively. (It is noted that Mashat granted XT Investments a power of attorney for a fixed period (which is extendable) to vote according to XT's discretion  at General Meetings of Millenium in respect of shares constituting 5% of the voting rights in Millenium). Mashat is wholly owned by Ansonia Holdings Singapore B.V. (“Ansonia”) which is incorporated in the Netherlands. Ansonia is a wholly owned subsidiary of Jelany Corporation N.V. (registered in Curaçao), which is a wholly owned subsidiary of a Liberian company, Court Investments Ltd. (“Court”). Court is wholly owned by a foreign discretionary trust, in which Mr. Idan Ofer is the beneficiary. XT Investments is fully held by XT Holdings Ltd. (“XT Holdings”), a company whose ordinary shares are held in equal shares by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and by Lynav Holdings Ltd., a company that is controlled by a foreign discretionary trust in which Mr. Idan Ofer is the beneficiary. Mr. Ehud Angel holds, among other things, a special share that grants him, inter alia, under certain limitations and for certain issues, an additional vote on the Board of Directors of XT Holdings. In addition, Kirby Enterprises Inc., which is indirectly held by the same trust that holds Mashat, in which, as stated, Mr. Idan Ofer is the beneficiary, holds approximately 0.74% of the share capital of Israel Corp. Furthermore, Mr. Idan Ofer holds directly approximately 3.85% of the share capital of Israel Corp.

As of December 31, 2018, the number of ICL's shares held by Israel Corp. does not include 9,909,848 ordinary shares, which are subject to certain forward sale agreements, as set forth on ICL's registration statement on Form F-1 (the "Forward Agreements"), filed with the Securities and Exchange Commission on 23 September 2014 (the "Financial Transaction"). Israel Corp. does not have voting rights or dispositive power with respect to the shares subject to the Financial Transaction, which have been made available to the financial entities (the “Forward Counterparties”) with whom it engaged in the Transaction. As at December 31, 2018, the settlement period of the Financial Transaction has commenced, which is expected to be executed, subject to its terms, in components at several settlement dates that will occur over a period of approx. 0.75 years. In accordance with the terms of the Financial Transaction, Israel Corp. will not regain voting rights and dispositive power with respect to the said shares (“physical settlement”), in whole or in part, unless it informs the Forward Counterparties otherwise at the relevant settlement dates specified in the Forward Agreements. Even though Israel Corp. holds less than 50% of the Company’s ordinary shares, it still has decisive influence at the General Meetings of the Company’s shareholders and, effectively, it has the power to appoint directors and to exert significant influence with respect to the composition of the Company’s Board of Directors.

As of 31 December 2018, 141 million ordinary shares have been pledged by Israel Corporation to secure certain liabilities, almost entirely comprised of margin loans with an aggregate outstanding principal amount of $260 million.

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

B. RELATED (AND INTERESTED) PARTY TRANSACTIONS

Approval of Related (and Interested) Party Transactions

Approval of Related (and Interested) Party Transactions

Under the Companies Law, an interested party transaction may be approved only if it is for the benefit of the company. A transaction that is not an extraordinary transaction in which a director or officer has a personal interest requires the approval of the Board of Directors, unless the Articles of Association of the company provide otherwise. Our Articles of Association provide that such a transaction, if it does not pertain to a director’s or officer’s compensation terms, may be approved by any of our Board of Directors, our Audit and Accounting Committee, a disinterested director or officer or a person authorized for this purpose by our Board of Directors. If the transaction is an extraordinary transaction, it must be approved by the Audit and Accounting Committee and the Board of Directors, and, under certain circumstances, by the shareholders of the Company. An “extraordinary transaction” is a transaction other than in the ordinary course of business, other than on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities.

Pursuant to the Companies Law, extraordinary transactions with the controlling shareholder and extraordinary transactions in which a controlling shareholder has a personal interest, require the approval of the Audit Committee, or the Compensation Committee if such transaction is in connection with the terms of employment or service with the company, the Board of Directors and the shareholders of the company (unless a relief exists pursuant to the Israeli Relief Regulation concerning Related Parties Transactions). The shareholder approval must be by a simple majority of all votes cast, provided that (i) such majority includes a simple majority of the votes cast by non‑controlling shareholders having no personal interest in the matter or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed 2% of the total voting rights in the company.

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

Approval of Directors and Officer Compensation

Under the Companies Law, we are required to approve, at least once every three years, a compensation policy with respect to our directors and officers. Following the recommendation of our HR & Compensation Committee, the compensation policy must be approved by our Board of Directors and our shareholders. The shareholder approval must be by a simple majority of all votes cast, provided that (i) such majority includes a simple majority of the votes cast by non‑controlling shareholders having no personal interest in the matter or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed 2% of the total voting rights in the company. In general, the compensation terms of directors, the Chief Executive Officer and any employee or service provider who is considered a controlling shareholder, as well as a relative of a controlling shareholder, must be approved separately by the HR & Compensation Committee, the Board of Directors and the Shareholders (unless a relief exists pursuant to the Israeli Relief Regulation concerning Related Parties Transactions). Generally, shareholder approval is not required for director compensation payable in cash up to the maximum amount set forth in the regulations governing the compensation of external directors. Generally, the compensation terms of other officers who report directly to the Chief Executive Officer require the approval of the HR & Compensation Committee and the Board of Directors, unless the HR & Compensation Committee approves that there is no material change to the terms of the compensation, and if such possibility exists under the Compensation Policy.

On May 17, 2016 and July 7, 2016, our Board of Directors approved, and recommended that the general meeting of our shareholders approve, an updated compensation policy for our directors and officers in accordance with the recommendation of our HR & Compensation Committee in its meetings held on May 16, 2016 and July 5, 2016. The Company’s compensation policy was approved by the general meeting of our shareholders on August 29, 2016 (the “Compensation Policy”).

According to the Companies Law, a compensation policy for a period exceeding three years requires approval by the Board once every three years, based on a recommendation of the Compensation Committee, as well as approval by the General Meeting of shareholders.

Related (and Interested) Party Transactions

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

Controlling Shareholder

As of December 31, 2018, Israel Corporation holds approximately 45.86% of our outstanding ordinary shares and approximately 45% of the voting rights of our Shareholders.

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

Joint Insurance

On September 14, 2017, our shareholders approved the Company's engagement in directors and officers insurance policies, as a three-year framework agreement. The insurance policies under the framework agreement include a joint primary tier with Israel Corp. with a joint liability cap of up to $20 million, and a separate tier covering the Company alone, with a liability cap of up to $200 million, for a total liability limit of $220 million for both tiers. Under the terms of the framework resolution, our directors and officers are beneficiaries of both tiers. Pursuant to the framework agreement, the division of the premium amount between the Company and Israel Corp. in the joint tier is that 70% are to be paid by the Company and 30% by the Israel Corp.

According to the approval of the general meeting of our shareholders, the HR & Compensation Committee and the Board of Directors will have the authority to approve changes from time to time in connection with the rate of the premium distribution between the ICL Group and the Israel Corporation Group in respect of the joint tier, as recommended by the insurers and/or brokers, provided that the new rate of the premium distribution will not exceed 25% over the entire transaction period. Deviation from these limits shall require the shareholders approval. On December 4 and 5, 2017, the Audit & Accounting Committee and Board of Directors approved the renewal of the insurance policy, on the basis of the framework agreement, for an additional year beginning on January 1, 2018, and until December 31, 2018, with an annual premium of $900,000, which is within the maximum premium amount specified in the framework resolution.

On January 3 and 7, 2019, our Audit & Accounting Committee and Board of Directors approved the renewal of the insurance policy for 2019, according to the framework agreement, with a limit of $205 million, additional coverage Side A (directors only) limit of $20 million (as approved by our Audit & Accounting Committee on June 19, 2018 and December 10, 2018 and by the Board on June 19, 2018 and December 12, 2018) and a total premium of up to $1,400,000. This amount (including the Side A premium), does not exceed the maximum premium amount pursuant to the framework agreement. The allocation of the premium distribution between ICL and Israel Corp was revised to 80% ICL and 20% Israel Corp.

The terms of the new policy adhere to the terms of the framework resolution and of the Company's Compensation Policy.

Management Fees to Controlling Shareholder

We have been paying our parent company, Israel Corporation, annual management fees for management services, which include service of board members and ongoing general consulting, such as professional, financial, and managerial consulting. The parties may agree to expand the management services to additional areas.

On January 17, 2018, our Audit and Accounting Committee and our Board of Directors approved, and on April 24, 2018, our General Meeting of shareholders approved, the renewed management agreement effective retroactively as of January 1, 2018, for an additional term of three years, expiring on December 31, 2020. According to the renewed management agreement, the annual management fee paid to Israel Corp for each calendar year, shall not exceed $1,000,000, plus VAT. Such amount includes the overall value of the cash and equity compensation for the service of our directors whom are office holders of Israel Corp., and any and all prior or other compensation arrangements relating to such directors were cancelled. In addition, the renewed agreement was amended so as to no longer include an increase of management fees to a threshold of $3.5 million plus VAT in case an executive chairman of the Board is appointed on behalf of Israel Corporation. All other provisions of the management agreement remained unchanged. According to the decision of the General Meeting of our shareholders, the Audit & Accounting Committee will annually examine the reasonableness of the Management Fees paid in the previous year against the Management Services actually provided by Israel Corp to the Company in the same year. On February 4 and 25, 2019, the Audit & Accounting Committee examined the management services that were actually rendered in 2018 against the management fees paid in that year and concluded that the fees were reasonable.

Deposit agreement with the Controlling shareholder

For details regarding a deposit agreement with our controlling shareholder, Israel Corp., see Note 25 to our Audited Financial Statements.

Relationships with Other Companies

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

In addition to any other transaction with our controlling shareholder set forth in this annual report, in 2018 the following transactions were approved with respect to 2018 (all of which were classified by the Audit and Accounting Committee as transactions in the ordinary course of business, immaterial and in market terms), and approved by our Board of Directors:

1.	We obtain shipping services from Zim, an affiliate of Israel Corporation, and paid them about $8 million in each of the years 2016, 2017 and 2018.

2.	We purchase Sulfur from Oil Refineries Ltd., a subsidiary of Israel Corporation, and paid them about $2 million, $2.5 million and $3.2 million, in 2016, 2017 and 2018, respectively.

3.	We provide transportation services to ZIM, an affiliate of Israel Corporation, and were paid by them about $2.1 million, $1.6 million and $1.4 million in 2016, 2017 and 2018, respectively.

4.	We sell distilled water from Oil Refineries Ltd., a subsidiary of Israel Corporation, and were paid about $2 million in 2018.

In addition, the Company receives banking services in the ordinary course of business from Hamizrahi Bank, from time to time. To the best of the Company's knowledge, Mr. Eyal Ofer, Mr. Idan Ofer's brother, is considered an interested party in Hamizrahi Bank.

The table below sets forth certain income statement information with respect to balances of our related party transactions.

For the year ended December 31
2018	2017	2016
$ millions	$ millions	$ millions

Sales	5	8	35
Cost of sales	19	97	113
Selling, transport and marketing expenses	7	8	7
Financing expenses (income), net	3	(9)	-
General and administrative expenses	1	1	1
Management fees to the parent company	1	1	1

The table below sets forth certain balance sheet information with respect to balances of our related party transactions

As at December 31
2018	2017
$ millions	$ millions

Other current assets	28	38

Other current liabilities	7	191

For additional information regarding our related party transactions, see Note 25 to our Audited Financial Statements.

Option Plans

For a description of the Option Plans see “Item 6 - Directors, Senior Management and Employees—E. Share Ownership”.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

Item 8 – FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The fixed operating costs for the years ended December 31, 2018, 2017 and 2016 amounted to approximately $2,188 million, $2,265 million and $2,304 million, respectively. The variable operating costs for the years ended December 31, 2018, 2017 and 2016 amounted to approximately $1,849 million, $2,524 million and $3,062 million, respectively.

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

 Price Monitoring

The prices of fertilizer‑grade phosphoric acid for local Israeli customers are regulated under the Supervision of Prices for Commodities and Services Law 1996. The quantity of these products sold in Israel by the Phosphate Solutions segment is not material to ICL.

In the United States and Brazil, import of magnesium and magnesium alloys from China is subject to anti-dumping duties imposed in order to protect the local industry in these countries, which are the main markets in which ICL Magnesium sells its products.

ICL and some of its subsidiaries have been declared a monopoly in Israel in the following areas: potash, phosphoric acid, sulphuric acid, ammonia, chemical fertilizers, granular triple super phosphate, phosphates, bromine and bromine compounds. Due to their having been declared monopolies, ICL and its subsidiaries are subject to limitations set forth in Chapter 4 of the Economic Competition Law, 1988 (formerly, Restrictive Business Practices Law, 1988), most significantly its prohibition on monopolies against abusing their positions as monopolies. In 2018 and 2017 approximately 4% and 3%, respectively, of our revenue derived from Israeli sales and, therefore, in our estimation, and without derogating from the legal implications of the above-mentioned declaration, on the whole, the said declaration does not have a material impact on us. We also have an internal antitrust compliance program in place.

Legal Proceedings

Tax Proceedings

1.
The Company and the main operational companies in Israel (DSW, Rotem, Bromine, DSM, BCL and F&C), along with most of the other companies in Israel, have received final tax assessments up to and including 2011. The main subsidiaries outside of Israel have final tax assessments up to and including 2011 and 2012.

2.
Israel - In December 2018, the Israeli Tax Authorities (hereinafter - the ITA) rejected the company's objection relating to an assessment issued to the Company and to certain Israeli subsidiaries, and demanded an additional tax payment, for the years 2012‑2014, in the amount of $73 million. The Company disputes the assessment and filed an appeal to the Jerusalem District Court. In the Company’s estimation, it is more likely than not that its claims will be accepted.

In addition, regarding tax assessment for the years 2010-2015 for Tetrabrom (one of the downstream production companies in Israel), in October 2018, the company reached an agreement with the ITA, which resulted in immaterial amounts.

3.
The company's subsidiary in Belgium recognized a notion deduction on its capital based on its interpretation of the Belgian tax law, which was validated by the Court of Appeals in Belgium. The tax authorities dispute the eligibility of the deduction by appealing to the Supreme Court against the Court of Appeals' resolution and issuing tax assessments in a total amount of $27 million for the years commencing 2010. The Company believes, it is more likely than not that its tax position will also be accepted by the Supreme Court.

4.
Currently, the Company is also under tax audits in Spain and Germany for the years 2012‑2015. As at the date of the report, there are no additional tax payment requests from the tax authorities, excluding immaterial amounts in Germany. The Company believes that the provisions in its books are sufficient.

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

On December 15, 2016, our Board of Directors decided to establish an independent external special committee, its members being Hon. Justice (ret.) Prof. Oded Mudrick, Prof. Sharon Hannes and Prof. Haim Assayag, CPA, to examine all aspects arising from the Certification Application and to formulate conclusions and recommendations to our Board of Directors, including with respect to the possibility of filing a claim by the Company based on the allegations made in the Certification Application (the “External Committee”). On April 18, 2017 the Special Committee report was delivered, wherein the Special Committee recommended objecting to the Certification Application. Following the Committee's report which was adopted by ICL's Board of Directors, on June 6, 2017, the Company filed its response to the Certification Application, wherein the Court was requested to approve submission of the Special Committee’s report. On December 25, 2017, a hearing was held respecting the respondents’ motion to submit the Special Committee’s report, and on January 15, 2018, the Court denied the Company’s request to submit the Special Committee’s report. Hence, on January 30, 2018, The Company filed an application for permission to appeal the decision, wherein it requested the Supreme Court to reverse the decision and rule that the Company may submit the Special Committee’s report. On May 2, 2018, the Supreme Court accepted the Company's appeal. Following the Supreme Court's decision, the Company filed the Committee's report to the District Court. On July 1, 2018, the plaintiff appealed to the District Court to reveal certain documents that the Company filed to the Committee and to subpoena Hon. Justice (ret.) Prof. Oded Mudrick. On November 22, 2018, the court accepted the request. The application is scheduled for hearings on June and July 2019.

At this stage, the company is unable to estimate the risks involved and the outcome of this proceeding. However, in most cases, an application for certification of a derivative action, even if approved, does not constitute any exposure to the Company (rather to the contrary – sustaining it would lead to enrichment of the Company’s coffers).

2.
On December 8, 2016, the Company received a motion for disclosure and review of documents, in accordance with Section 198A of the Israeli Companies Law. The motion was filed in the District Court in Tel Aviv by a shareholder of the Company, as a preliminary proceeding towards an application for certification of a derivative action with regard to the manner of management and discontinuation of the Harmonization Project (the global ERP project), which he claimed allegedly led to write-off of the amount invested in the project. On January 17, 2018, the Court denied the motion and imposed upon the applicant the legal expenses incurred by the respondent and its attorneys’ fees. To the best of the Company’s knowledge, on February 15, 2018 an application for permission to appeal was filed with the Supreme Court regarding the District Court’s decision to deny the motion. On October 11, 2018, the Supreme Court has rejected the application for permission to appeal, and imposed upon the applicant the legal expenses and attorney’s fees incurred by the respondent. For details regarding an application for certification of a class action against the Company concerning ICL's IT (Harmonization) Project that was filed by the same shareholder, and for details regarding a law suit filed by the Company against IBM due to the Failure of the said IT Project, see Note 20 to our Audited Financial Statements.

3.
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

The Application pertains to gas purchase transactions of the Company, Bazan and OPC, including the intercompany aspects thereof, which include a 2012 transaction involving Bazan for the purchase of natural gas from the Tamar gas field (the “Tamar Transaction”), as well as a transaction for the purchase of natural gas from Energean Israel Limited (the “Energean Transaction”). The Company’s engagement in the Energean Transaction was approved by the general meeting of our shareholders on February 22, 2018.

In a nut shell, the applicant argues that Bazan should have certify the Tamar Transaction as a "Controlling Shareholder" transaction and that the Company and OPC enjoyed Bazan's economical advantages in the Energean Transaction and thus must compensate it. On August 7, 2018, all the defendants filed their responses with the court. Preliminary hearing is scheduled for June 23, 2019.

In light of the early stage of this proceeding, the chances and risks involved cannot be estimated. However, on the surface it seems that the Company has good defense arguments.

4.
According to the announcement issued by the Company on May 10, 2017, ICL Europe Coöperatief U.A. (“ICL Europe”), a subsidiary of the Company, filed a Notice of Arbitration against the Federal Democratic Republic of Ethiopia ("Ethiopia") under the Agreement of Encouragement and Reciprocal Protection of Investments between the Ethiopia and the Kingdom of the Netherlands ("the Ethiopia- Netherlands BIT"). A three-member arbitration tribunal ("Tribunal") was constituted under the Arbitration Rules of the United Nations Commission on International Trade Law ("UNCITRAL Rules") to hear the case, which is being administered by the Permanent Court of Arbitration located in The Hague, the Netherlands. Following ICL Europe's filing of Notice of Arbitration on May 10, 2017 and Ethiopia's response thereto on June 12, 2017, ICL Europe submitted to the Tribunal on June 19, 2018 its Statement of Claim seeking compensation in the amount of $181 million plus interest for damage its claims as a result of Ethiopia's coercive, arbitrary, discriminatory and unlawful conduct, culminating in the imposition without legal basis of a purported tax on ICL Europe's indirectly owned Ethiopian company, Allana Potash Afar Plc, and Ethiopia's violation of multiple provisions of the Ethiopia- Netherlands BIT, including the requirements to accord fair and equitable treatment to ICL Europe's investment, to provide full protection and security to ICL Europe's investment and not to expropriate unlawfully ICL Europe's investment. Ethiopia submitted to the Tribunal on October 19, 2018, its Statement of Defense and Objections to Jurisdiction. Among other things, Ethiopia argues that ICL Europe failed to make its investment in compliance with Ethiopian law and that the Tribunal lacks jurisdiction under the Ethiopia-Netherlands BIT as a result, that the challenged tax was lawful and does not provide a basis for presenting a claim under the Ethiopia- Netherlands BIT and that ICL terminated its investment for reasons unrelated to any of the alleged unlawful acts and omissions of Ethiopia.

For information regarding significant claims and legal proceeding, which are pending against the Group, see Note 20 to our Audited Financial Statements.

Dividend policy

On March 6, 2018 our Board of Directors revisited the dividend distribution policy that was previously approved in May 2016, and resolved that in the years 2018 and 2019 our dividend distribution rate shall continue to constitute up to 50% of the adjusted annual net profit (compared to our previous dividend distribution policy of up to 70% of net profit, as was in place until revised in May 2016). Our Board of Directors will revisit this policy upon conclusion of the said period. In addition, dividends will be paid out inasmuch as declared by our Board of Directors and may be discontinued at any time. Such changes could include either a reduction in the amount or the targeted dividend, or modification of the calculation formula.

All decisions respecting dividend distribution are made by our Board of Directors, which considers a variety of factors, including our profits, ability to pay our debt and obligations, investment plans, financial state and other factors, as applicable. The distribution of a dividend is not assured and our Board of Directors may decide, at its sole discretion, at any time and for any reason, not to distribute a dividend, to reduce the rate thereof, to distribute a special dividend, to change the dividend distribution policy or to adopt a share buy-back plan.

The amount of distributable profits as of December 31, 2018 amounted to $3,483 million. The terms of certain of our existing liabilities require us to maintain a minimum level of the Company’s equity, which could restrict our ability to pay dividends in the future. See Note 15D to our Audited Consolidated Financial Statements for additional information regarding covenants in our loan agreements and their impact on our ability to pay dividends. In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits and only if there is no reasonable concern that such distribution will prevent us from meeting our existing and future obligations when they become due. Generally, dividends paid by an Israeli company are subject to an Israeli withholding tax. For a discussion of certain tax considerations affecting dividend payments, see “Item 10 - Additional Information— E. Taxation”.

B. SIGNIFICANT CHANGES

To the best of our knowledge, no significant changes have occurred since the date of our consolidated financial statements.

Item 9 – THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Not applicable.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our ordinary shares are listed on the NYSE and on the TASE under the symbol “ICL.”

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

Item 10 – ADDITIONAL INFORMATION

A. SHARE CAPITAL

As of December 31, 2018, our authorized share capital consisted of 1,484,999,999 ordinary shares, par value NIS 1 per share, of which 1,304,890,778 ordinary shares were issued and outstanding (including shares held by us or our subsidiaries), and 1 Special State Share, par value NIS 1 per share, issued and outstanding. All of our outstanding shares have been lawfully issued and are fully paid. As of December 31, 2018, 24,589,836 ordinary shares were held by us or our subsidiaries. Shares acquired by our subsidiaries prior to February 2000 have both economic rights and voting rights. However, in accordance with Israeli law, ordinary shares issued to our subsidiaries or purchased by our subsidiaries after February 2000 have economic rights but not voting rights. Shares held by us have no economic rights or voting rights. Therefore, out of the ordinary shares held by us or our subsidiaries, 24,589,836 have no voting rights.

As of December 31, 2018, an additional quantity of approximately 18.9 million ordinary shares were issuable upon the exercise of outstanding options granted to our officers and employees at a weighted average exercise price of approximately ILS 20.54 (about $5.48) per share. The weighted average exercise price of the outstanding vested options is approximately ILS 18.53 (about $4.94) per share. For additional information about the issuance of options and restricted shares to officers and senior employees and their exercise in 2017-2018, as well as the allocation of restricted shares to directors and approval of the issuance of restricted shares to directors, see Note 21 to our Audited Financial Statements and “Item 6 - Directors, Senior Management and Employees— E. Share Ownership”.

In 2018, approximately 0.7 million options under our equity compensation plants were exercised into approximately 0.15 million ordinary shares. In 2016 and 2017, no options were exercised.

In September 2014, we completed the initial public offering of our ordinary shares in the United States, pursuant to which Israel Corporation sold 36 million ordinary shares and certain forward counterparties sold 24 million ordinary shares to hedge their positions under forward sale agreements covering up to 36 million ordinary shares owned by Israel Corporation. Subsequent to the closing of the initial public offering, the underwriters exercised their option to purchase an additional 6 million ordinary shares from Israel Corporation.  We did not issue any ordinary shares in connection with the initial public offering or receive any proceeds from the sale of our ordinary shares by Israel Corporation or the forward counterparties. Israel Corporation ceased to have voting rights with respect to the ordinary shares subject to the forward sale agreements and made available to the forward counterparties under those agreements. However, Israel Corporation will regain voting rights with respect to all or a portion of the ordinary shares it makes available to the forward counterparties under the forward sale agreements to the extent it elects a cash settlement or a net share settlement. Settlement under the forward sale agreements is scheduled on various dates between 2016 and 2019.

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

Furthermore, our headquarters and the ongoing management and control over our business activities must be in Israel. The majority of the members of our Board of Directors must be citizens and residents of Israel. In general, meetings of our Board of Directors are to take place in Israel.

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

To the best of our knowledge, an inter-ministry team has recently been established, headed by the Ministry of Finance, tasked with arranging the issue of authority and oversight relating to special state shares, interest decrees and reduction of the regulatory burden. As at the date hereof, we are unable to estimate what implications this process would have on the Company, if any, but it is possible that the introduction of an additional array of regulatory provisions, coupled with strict enforcement, may increase the uncertainty in the management of the Company operations relating to natural resources in Israel and may have a material adverse effect on our business, our financial condition and results of operations.

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

E.  TAXATION
Israeli Tax Considerations

A.  Taxation of companies in Israel

1. Income tax rates

Presented hereunder are the tax rates relevant to the Company in the years 2016–2018 and after:

2016 – 25%

2017 – 24%

2018 and after 23%

On December 22, 2016 the Israeli Knesset plenary passed the Economic Efficiency Law (Legislative Amendments for Achieving the Budget Targets for 2017 and 2018), 2016, which provides, among other things, for a reduction of the Companies Tax rate from 25% to 23% in two steps – the first step to the rate of 24% commencing from 2017 and the second step to the rate of 23% commencing from 2018 and thereafter, along with reduction of the tax rate applicable to “Preferred Enterprises” (see A.2.b below) regarding factories in the peripheral suburban areas, from 9% to 7.5%, as part of amendment of the Law for Encouragement of Capital Investments.

The current taxes for the periods reported are calculated in accordance with the tax rates shown above.

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

The benefits granted to the company are mainly:

1) Reduced tax rates

The Company chose 2005 as the election year of a "tax exemption" track. The benefits deriving from this track ended in 2014. Within those years the Company benefited from reduced tax rates as well as in some cases full tax exemption.

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

As at December 31, 2018, the temporary difference related to distribution of a dividend from exempt income, in respect of which deferred taxes were not recognized, is in the amount of about $650 million of distributable amount and about $162 million of derived taxes.

Under the “Ireland” track, the company paid reduced tax rate of 11.5% as of 2008 on parts of its income. The benefit deriving from the "Ireland" track ended in 2017.

The part of the taxable income entitled to benefits at reduced tax rates is calculated based on the ratio of the turnover of the “Beneficiary Enterprise” to the Company’s total turnover. The turnover attributed to the “Beneficiary Enterprise” is generally calculated according to the increase in the turnover compared to a “base” turnover, which is the average turnover in the three years prior to the year of election of the “Beneficiary Enterprise”.

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

On November 30, 2015, the Economic Efficiency Law was passed by the Knesset, which expanded the exception to all of the Enterprise’s activities up to the time of the first marketable product (for additional details – see Section 4 below). Nonetheless, tax benefits to which a Beneficiary Plant is entitled will not be cancelled in respect of investments up to December 31, 2012. Therefore, those plants will be able to utilize the tax benefits in respect of qualifying investments made up to December 31, 2012, in accordance with the provisions of the old law.

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

3. The Law for the Encouragement of Industry (Taxation), 1969

a) Some of the Company’s Israeli subsidiaries are “Industrial Enterprise”, as defined in the above‑mentioned law. In respect of buildings, machinery and equipment owned and used by any "Industrial Enterprise", the Company is entitled to claim accelerated depreciation as provided by the Income Tax Regulations – Adjustments for Inflation (Depreciation Rates), 1986 which allow accelerated depreciation to any "Industrial Enterprise" as of the tax year in which each asset is first placed in service.

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

4. The Law for Taxation of Profits from Natural Resources

The Law for Taxation of Profits from Natural Resources (hereinafter – the Law), is effective since January 1, 2016. The government take on natural resources in Israel includes three elements: Royalties, Natural Resources Tax and Companies Income Tax. The highlights of the Law are set forth below:

Royalties:

In accordance with the Mines Ordinance, the rate of the royalties, in connection with resources produced from the quarries, will be 5%. For production of phosphates, the royalty rate is 5% of the value of the quantity produced.

Pursuant to the salt harvesting agreement signed with the Government in July 2012, the parties agreed, inter‑alia, to an increase in the rate of the royalties from 5% to 10% of the sales, for quantities of chloride potash DSW sells in excess of 1.5 million tonnes annually.

In addition, the salt harvesting agreement states that if legislation is enacted that changes the specific fiscal policy in connection with profits or royalties deriving from the mining of quarries from the Dead Sea, the Company's consent to the increase of the royalties' rate on the surplus quantities referred to above will not apply, after the enactment of the legislation, to the period in which such additional tax is collected as stated in the said legislation. In January 2016, the Law entered into effect and accordingly the rate of the royalties' provision was updated to 5%. For additional information - see Note 20C to our Audited Financial Statements.

Imposition of Natural Resources Tax:

The Natural Resources Tax is applied for all minerals from 2016 and for Potash from 2017. The tax base, which will be calculated for every mineral separately, is the mineral’s operating income in accordance with the accounting statement of income, to which certain adjustments will be made, less financing expenses at the rate of 5% of the mineral’s average working capital, and less an amount that reflects a yield of 14% on the property, plant and equipment used for production and sale of the quarried material (hereinafter – the Yield on the Property, Plant and Equipment). On the tax base, as stated, a progressive tax will be imposed at a rate to be determined based on the Yield on the Property, Plant and Equipment in that year. For the Yield on the Property, Plant and Equipment between 14% and 20%, Natural Resources Tax will be imposed at the rate of 25%, while the yield in excess of 20% will be subject to Natural Resources Tax at the rate of 42%.

In years in which the Natural Resources Tax base is negative, the negative amount will be carried forward from year to year and will constitute a tax shield in the succeeding tax year. The above computations, including the right to use prior years’ losses, are made separately, without taking into account setoffs, for each natural resource production and sale activity.

Limitations on the Natural Resources Tax – the Natural Resources Tax will only apply to profits deriving from the actual production and sale of each of the following resources: potash, bromine, magnesium and phosphates, and not to the profits deriving from the downstream industrial activities. Calculation of the Natural Resources Tax will be made separately for every mineral. Nonetheless, regarding Magnesium, it was provided that commencing from 2017, upon sale of carnalite by DSW to Magnesium and reacquisition of a Sylvinite by‑product by DSW, Magnesium will charge DSW $100 per tonne of potash which is produced from the Sylvinite (linked to the CPI).

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

1) The price for a unit of bromine (tonne) provided in the transaction;

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

1) The price for a unit of phosphate (tonne) provided in the transaction;

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

The Company took a tax filing position, according to which, all the Dead Sea minerals should be taxed as a unified mineral under the above-mentioned mechanism.

Companies Tax:

The Law for Encouragement of Capital Investments was revised such that the definition of a “Plant for Production of Quarries” will include all the plant’s activities up to production of the first marketable natural resource, of potash, bromine, magnesium and phosphates. Accordingly, activities involved with production of the resource will not be entitled to tax benefits under the Law, whereas activities relating to downstream products, such as bromine compounds, acids and fertilizers, will not constitute a base for calculating the Excess Profits Tax and will not be exempted from inclusion in the Law.

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

Israeli Residents

Generally, as of January 1, 2012, the tax rate applicable to capital gains derived from a sale of shares, whether listed on a stock market or not, is the regular corporate tax rate in Israel of 23% for Israeli companies and 25% for Israeli individuals, unless such individual shareholder is considered a “significant shareholder” at any time during the 12‑month period preceding such sale, the tax rate will be 30%. A “significant shareholder” is defined as one who holds, directly or indirectly, including together with others, at least 10% of any means of control in the company. However, different tax rates will apply to dealers in securities. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares.

As of January 1, 2018 taxpayers having taxable income of NIS 641,880 or above in a certain tax year will be subject to an additional tax payment at the rate 3% on the portion of their taxable income for such tax year that is in excess such threshold. For this purpose, taxable income includes inter alia taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Non‑Israeli Residents

Under the domestic tax law, non‑Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside Israel, so long as such shareholders did not acquire their shares prior to the company’s initial public offering and the gains did not derive from a permanent establishment of such shareholders in Israel. However, shareholders that are non‑Israeli corporations will not be entitled to such exemption if Israeli residents hold an interest of more than 25% in such non‑Israeli corporation or are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non‑Israeli corporation, whether directly or indirectly.

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

As of January 1, 2018 taxpayers having taxable income of NIS 641,880 or above in a certain tax year will be subject to an additional tax payment at the rate 3% on the portion of their taxable income for such tax year that is in excess such threshold.

Non‑Israeli Residents

Non‑residents of Israel are subject to income tax on income accrued or derived from sources in Israel, including dividends paid by Israeli companies. On distributions of dividends other than stock dividends, income tax (generally collected by means of withholding) will generally apply at the rate of 25%, or 30% for a shareholder that is considered a significant shareholder (as defined above) at any time during the 12‑month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Dividends paid from income derived from Approved or Benefited Enterprises are subject to withholding at the rate of 15%, or 4% for Benefited Enterprises in the Ireland Track. Dividends paid from income derived from Preferred Enterprises will be subject to withholding at the rate of 20%.

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

Based on the manner in which we operate our business, we believe that we were not a PFIC  for 2018. However, because PFIC status depends on the composition and character of a company’s income and assets and the value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

Item 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

In the ordinary course of our business activities, we are exposed to various market risks that are not at our control, including fluctuations in the prices of certain of our products and inputs, currency exchange rates, interest rates, energy prices and marine shipping prices, that may have an adverse effect on the value of our financial assets and liabilities, future cash flows and profit. As a result of these market risks, we could suffer a loss due to adverse changes such as the prices of our products or our inputs, foreign exchange rates, interest rates, energy prices or marine shipping prices.

For financial assets and financial liabilities in currencies that are not the functional currency of our subsidiaries, our policy is to try and minimize this exposure as much as possible using various hedging instruments. We do not currently hedge against some severance pay liabilities or tax balances since they are long term exposures. In addition, we do not use hedging instruments to hedge the prices of our products. For hedging against price changes of energy products and marine shipping costs, projected income and expenses in currencies that are not the functional currency of our subsidiaries, and interest rates, our policy is to hedge part of the exposure, as described below.

We regularly monitor the extent of our exposure and the hedging activities and rates for the various risks described below. We execute hedging activities according to our hedging policy with reference to the actual developments and expectations in the various markets.

We use financial instruments and derivatives for hedging purposes only. These hedging instruments reduce our exposure as described above. Some of these transactions do not meet the hedging conditions provided in IFRS, and therefore they are measured at fair value, and changes in the fair value are charged immediately to earnings. The counterparties for our derivatives transactions are banks or financial institutes. We believe the credit risk in respect thereof is small.

For additional information about our hedging activities, see Note 23 to our Audited Financial Statements.

Exchange Rate Risk

The U.S. dollar is the principal currency of the business environment in which most of our subsidiaries operate. Most of our activities—sales, purchase of materials, selling, marketing expenses and financing expenses, as well as the purchase of property, plant and equipment—are executed in U.S. dollars, and so the U.S. dollar is used as the functional currency for measurement and reporting of the Company and most of our subsidiaries.

We have several consolidated subsidiaries, whose functional currencies are their local currency—mainly the euro, the British pound, the Brazilian real, the Israeli shekel and the Chinese yuan.

Set forth below is a description of our principal exposures in respect of changes in currency exchange rates.

Transactions by our subsidiaries in currencies that are not their functional currency expose us to changes in the exchange rates of those currencies compared with the functional currencies of those companies. Measurement of this type of our exposure is based on the surplus of net income or expenses in each currency that is not the functional currency of that company.

Part of the costs of our inputs in Israel are denominated and paid in NIS. Thus, we are exposed to a strengthening of the NIS exchange rate against the U.S. dollar (NIS revaluation). This exposure is similar in substance to the exposure described above for transactions in foreign currencies but is much larger than the other currency exposures.

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

For Investment in subsidiaries whose functional currency is not the U.S. dollar, the end of period balance sheet accounts of these companies are translated into U.S. dollars based on the exchange rate of the U.S. dollar to the reporting currency of these companies at the end of the relevant period. The beginning of period balance sheet balances, as well as capital changes during the period, are translated into U.S. dollars at the exchange rate at the beginning of the period or on the date of the change in capital, respectively. The differences arising from the effect of the change in the exchange rate between the U.S. dollar and the currency in which the companies report create exposure. The effects of this exposure are charged directly to equity.

We examine periodically the extent of the hedging transactions implemented to hedge each of the exposures described above and decides on the required scope of the hedging within the hedging policy frame. We use various financial instruments for our hedging activity, including derivatives.

Explanations of the main changes between the periods

Exchange rate:

As at December 31, 2018, the positive fair value of the derivative instruments with respect to exchange rates was about $12 million compared to a positive fair value of $63 million as at December 31, 2017. As a result, in 2018, an expense of about $51 million was recorded with respect to these transactions.

Energy:

As at December 31, 2018, the negative fair value of the derivative instruments with respect to energy costs was about $3 million compared to a positive fair value of $2.2 million as at December 31, 2017. As a result, in 2018, an expense of about $5.2 million was recorded with respect to these transactions.

Dry bulk marine shipping:

As at December 31, 2018, the negative fair value of the derivative instruments with respect to dry bulk marine shipping was about $2.3 million compared to a positive fair value of $1.9 million as at December 31, 2017. As a result, in 2018, an expense of about $4.2 million was recorded with respect to these transactions.

The tables below set forth the sensitivity of our derivative instruments and certain balance sheet items to 5% and 10% increases and decreases in the exchange rates as at December 31, 2018.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
USD/NIS	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(0.2)	(0.1)	1.8	0.1	0.2
Short term deposits and loans	0.0	0.0	0.1	0.0	0.0
Trade receivables	(5.5)	(2.9)	60.2	3.2	6.7
Receivables and debit balances	(1.1)	(0.6)	11.8	0.6	1.3
Long-term deposits and loans	(0.1)	(0.1)	1.5	0.1	0.2
Credit from banks and others	2.8	1.4	(30.3)	(1.6)	(3.4)
Trade payables	24.1	12.6	(265.1)	(14.0)	(29.5)
Other payables	17.5	9.2	(192.3)	(10.1)	(21.4)
Long-term loans	6.6	3.5	(73.0)	(3.8)	(8.1)
Fixed rate debentures (series E)	38.8	20.3	(426.8)	(22.5)	(47.4)
Options	(74.8)	(40.9)	(13.8)	19.1	43.4
Forward	(32.0)	(16.7)	1.6	18.5	39.1
Swap	(47.6)	(24.9)	14.7	27.6	58.2
Total	(71.5)	(39.2)	(909.6)	17.2	39.3

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
EUR/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(1.9)	(1.0)	21.3	1.1	2.4
Short term deposits and loans	(0.2)	(0.1)	2.7	0.1	0.3
Trade receivables	(20.2)	(10.6)	221.9	11.7	24.7
Receivables and debit balances	(1.1)	(0.6)	11.7	0.6	1.3
Long-term deposits and loans	(0.1)	(0.1)	1.1	0.1	0.1
Credit from banks and others	15.1	7.9	(166.4)	(8.8)	(18.5)
Trade payables	17.1	8.9	(187.6)	(9.9)	(20.8)
Other payables	4.2	2.2	(46.0)	(2.4)	(5.1)
Long-term loans from banks	0.5	0.3	(5.4)	(0.3)	(0.6)
Options	4.6	2.1	1.3	(1.8)	(3.7)
Forward	9.5	4.5	2.5	(4.1)	(7.7)
Swap	33.6	16.8	(1.0)	(16.8)	(33.6)
Total	61.1	30.3	(143.9)	(30.5)	(61.2)

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
GBP/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(0.4)	(0.2)	4.4	0.2	0.5
Trade receivables	(5.5)	(2.9)	60.3	3.2	6.7
Receivables and debit balances	0.0	0.0	0.4	0.0	0.0
Credit from banks and others	1.7	0.9	(18.7)	(1.0)	(2.1)
Trade payables	2.1	1.1	(22.7)	(1.2)	(2.5)
Other payables	0.6	0.3	(6.6)	(0.3)	(0.7)
Options	(1.3)	(0.6)	(0.1)	0.4	0.8
Forward	(3.5)	(1.7)	0.3	1.5	2.9
Total	(6.3)	(3.1)	17.3	2.8	5.6

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
GBP/EUR	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Forward	(3.7)	(1.9)	0.3	2.1	4.5

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
BRL/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(0.5)	(0.2)	5.0	0.3	0.6
Trade receivables	(2.3)	(1.2)	25.2	1.3	2.8
Trade payables	1.0	0.5	(10.9)	(0.6)	(1.2)
Other payables	0.2	0.1	(2.2)	(0.1)	(0.2)
Long-term loans from banks	1.7	0.9	(19.1)	(1.0)	(2.1)
Total	0.1	0.1	(2.0)	(0.1)	(0.1)

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
CNY/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(3.4)	(1.8)	37.2	2.0	4.1
Trade receivables	(6.5)	(3.4)	71.5	3.8	7.9
Trade payables	6.5	3.4	(71.9)	(3.8)	(8.0)
Other payables	1.8	0.9	(19.4)	(1.0)	(2.2)
Credit from banks and others	16.7	8.8	(184.0)	(9.7)	(20.4)
Forward	(2.6)	(1.4)	(0.1)	1.5	3.2
Long-term loans (CNY)	0.1	0.0	(0.7)	0.0	(0.1)
Total	12.6	6.5	(167.4)	(7.2)	(15.5)

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

Interest Rate Risk

We have loans bearing variable interest that expose our finance expenses and cash flows to changes in interest rates. With respect to our fixed‑ interest loans, there is exposure to changes in the fair value of the loans due to changes in the market interest rate.

We use some hedging transactions in order to hedge some of the above exposure. The hedging is implemented by using a fixed interest range and by hedging variable interest.

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the LIBOR rate as at December 31, 2018.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Fixed-USD interest debentures	77.5	40.0	(1,068.9)	(42.7)	(88.4)
Swap transactions	7.7	3.9	0.4	(4.0)	(8.2)
NIS/USD swap	17.6	8.9	14.7	(9.1)	(18.4)
EUR/USD swap	(0.2)	(0.1)	(1.0)	0.1	0.2
Total	102.8	52.8	(1,054.8)	(55.8)	(115.0)

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

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the NIS interest rate as at December 31, 2018.

Sensitivity to changes in the shekel interest rate	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Fixed-interest long-term loan	2.7	1.4	(73.0)	(1.4)	(2.9)
Fixed rate debentures (series E)	14.5	7.4	(426.8)	(7.5)	(15.3)
NIS/USD swap	(18.5)	(9.4)	14.7	9.6	19.5
Total	(1.3)	(0.6)	(485.1)	0.7	1.3

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

Energy Price Risk

We use Energy as part of operating our mines, facilities and logistics channels. We are executing some hedging transactions to hedge some of this exposure.

The table below sets forth the sensitivity of instruments hedging energy price risks to 5% and 10% increases and decreases in energy prices as of December 31, 2018.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Energy hedges	1.5	0.8	(3.0)	(0.9)	(2.0)

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

Marine Shipping Price Risk

We are shipping substantial amounts of goods worldwide using marine shipments. We execute some hedging transactions to reduce some of our exposure to marine bulk shipping prices.

The table below sets forth the sensitivity of instruments hedging marine shipping price risk to 5% and 10% increases and decreases in marine shipping prices as of December 31, 2018.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Marine shipping hedges	2.7	1.3	(2.2)	(1.3)	(2.7)

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

Our management, including our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of ICL’s internal control over financial reporting as of December 31, 2018. In making this assessment, our management used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013 (COSO). Based on such assessment, our management has concluded that, as of December 31, 2018, ICL’s internal control over financial reporting is effective based on those criteria.

C. Attestation Report of the Registered Public Accounting Firm

Somekh Chaikin, member firm of KPMG International, an independent registered public accounting firm, has audited and reported on the effectiveness of ICL’s internal controls over financial reporting as of December 31, 2018. See Somekh Chaikin’s attestation report on page F-2 of this annual report.

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

Item 16A – AUDIT AND ACCOUNTING COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined, based on qualification statements delivered to the Company, that Board members Ms. Ruth Ralbag and Messrs. Nadav Kaplan and Lior Reitblatt shall serve as financial experts of the Audit and Accounting Committee, as that term is defined in Item 16A(b) of Form 20-F, and that all members of the Audit and Accounting Committee, Ms. Ruth Ralbag and Messrs. Nadav Kaplan and Lior Reitblatt are financially literate and are independent directors for the purposes Rule of 10A-3 of the Exchange Act and of the NYSE trade listing requirements.

Item 16B – CODE OF ETHICS

Our Board of Directors have adopted a Code of Conduct that applies to our Board of Directors, senior management and employees, including our chief executive officer, chief financial officer, chief accounting officer or controller and any other persons who perform similar functions for us. Our Code of Ethics is available, on our website,www.icl-group.com.

Item 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member of KPMG International, has served as our independent registered public accounting firm for 2018 and 2017. Following are the billed fees, for their professional services in each of those fiscal years:

2018	2017
US$ thousands	US$ thousands
Audit fees(1)	4,897	5,132
Audit-related fees(2)	192	395
Tax fees(3)	1,751	1,473
Total	6,840	7,000

(1) Audit fees are the aggregate fees billed or expected to be billed for the audit of our annual financial statements. This category also includes services that are generally provided by the independent accountant, such as consents and review of documents filed with the SEC.

(2) Audit-related Fees are the aggregate fees billed for assurance and related services rendered during the year ended December 31, 2018 that are reasonably related to the performance of the audit and are not reported under Audit fees. These fees include mainly audits of financial statements of a carve-out entity in anticipation of a divestiture and accounting consultation on proposed transactions.

(3) Tax fees are the aggregate fees billed for professional services rendered during the year ended December 31 rendered for tax compliance, tax advice, and tax planning, assistance with tax audits and appeals.

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

Not Applicable.

Item 16E – PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

Item 16F – CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

Item 16G – CORPORATE GOVERNANCE

Corporate Governance Practices

We are incorporated in Israel and therefore subject to various corporate governance provisions under the Companies Law and the regulations promulgated thereunder, relating to such matters as external directors, the audit committee, the compensation committee and the internal auditor. These are in addition to the requirements of the NYSE and relevant provisions of U.S. securities laws that apply to foreign companies listed for trade in the U.S.

As a foreign private issuer whose shares are listed on the NYSE, we have the option to follow certain corporate governance practices applying in the country of incorporation of the foreign company, Israel, rather than those of the NYSE, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices that we are not following and describe the home country practices which we elected to follow instead. We intend to rely on this “foreign private issuer exemption” with respect to the following NYSE requirements:

•
Majority Independent Board.  Under Section 303A.01 of the NYSE Listed Company Manual (the “LCM”), a U.S. domestic listed company, other than a controlled company, must have a majority of independent directors. six of our ten directors are not considered independent directors under Israeli law whether due to their relationship with the Company, our controlling shareholder or the length of their tenure on our Board of Directors.

•
Nominating/Corporate Governance Committee.  Under Section 303A.04 of the LCM, a U.S. domestic listed company, other than a controlled company, must have a nominating/corporate governance committee composed entirely of independent directors. Our controlling shareholder, Israel Corporation, has significant control over the appointment of our directors.

•
Equity Compensation Plans. Under Section 303A.08 of the LCM, shareholders must be given the opportunity to vote on all equity‑compensation plans and material revisions thereto, with certain limited exemptions as described therein. We follow the requirements of the Israeli Companies Law, under which approval of equity compensation plans and material revisions thereto is within the authority of our HR & Compensation Committee and the Board of Directors. However, under the Israeli Companies Law, any compensation to directors, the chief executive officer or a controlling shareholder or another person in which a controlling shareholder has a personal interest, including equity compensation plans, generally requires the approval of the compensation committee, the board of directors and the shareholders, in that order. The compensation of directors and officers is generally required to comply with a shareholder‑approved compensation policy, which is required, among other things, to include a monetary cap on the value of equity compensation that may be granted to any director or officer.

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
4.7****
Purchase and Sale Agreement dated as of December 6, 2017 by and among Amsterdam Fertilizers B.V. BK Giulini, GmbH, ICL Germany Food and Chemical Specialties GmbH, ICL Iberia Limited, SCA, Israel Chemicals Ltd., and SK Invictus Holdings, L.P.

4.8	Amendment No. 1, dated October 29, 2018 to the Revolving Credit Facility Agreement, dated March 23, 2015, by and among certain financial institutions, ICL Finance B.V., and Israel Chemicals Ltd.
8.1	List of subsidiaries of Israel Chemicals Ltd.
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Somekh Chaikin, a member of KPMG International, independent registered public accounting firm.

*	Incorporated by reference to our registration statement on Form F-1 (file no. 333- 198711), as amended.

**	Incorporated by reference to our annual report on Form 20-F (file no. 001-13742) for the year ended December 31, 2016, dated March 16, 2017.

***	Incorporated by reference to our annual report on Form 20-F (file no. 001-13742) for the year ended December 31, 2015, dated March 16, 2016.

****	Incorporated by reference to our annual report on Form 20-F (file no. 001-13742) for the year ended December 31, 2017, dated March 7, 2018.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ISRAEL CHEMICALS LTD.
By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: February 27, 2019

Consolidated Financial Statements

As at December 31, 2018

Consolidated Financial Statements as at December 31, 2018

Somekh Chaikin KPMG Millennium Tower 17 Ha'arba'a Street, PO Box 609 Tel Aviv 61006 Israel	Telephone 972 3 684 8000 Fax 972 3 684 8444 Internet www.kpmg.co.il

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Israel Chemicals Ltd

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Israel Chemicals Ltd. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the "consolidated financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission

Basis for Opinions

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

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
February 26, 2019

Somekh Chaikin, a partnership registered under the Israeli partnership
Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Consolidated Statements of Financial Position as at December 31

	2018	2017
Note	$ millions	$ millions

Current assets
Cash and cash equivalents		121	83
Short-term investments and deposits		92	90
Trade receivables		990	932
Inventories	6	1,290	1,226
Assets held for sale		-	169
Other receivables	7,14	295	225
Total current assets		2,788	2,725

Non-current assets
Investments in equity-accounted investees		30	29
Investments at fair value through other comprehensive income		145	212
Deferred tax assets	17	122	132
Property, plant and equipment	11	4,663	4,521
Intangible assets	12	671	722
Other non-current assets	9,14,18	357	373
Total non-current assets		5,988	5,989

Total assets		8,776	8,714

Current liabilities
Short-term credit	15	610	822
Trade payables		715	790
Provisions	19	37	78
Liabilities held for sale		-	43
Other current liabilities	14,16	647	595
Total current liabilities		2,009	2,328

Non-current liabilities
Long-term debt and debentures	15	1,815	2,388
Deferred tax liabilities	17	297	228
Long-term employee liabilities	18	501	640
Provisions	19	229	193
Other non-current liabilities		10	7
Total non-current liabilities		2,852	3,456

Total liabilities		4,861	5,784

Equity	21
Total shareholders’ equity		3,781	2,859
Non-controlling interests		134	71
Total equity		3,915	2,930

Total liabilities and equity		8,776	8,714

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income for the Year Ended December 31

	2018	2017	2016
Note	$ millions	$ millions	$ millions

Sales	22	5,556	5,418	5,363
Cost of sales	22	3,702	3,746	3,703

Gross profit		1,854	1,672	1,660

Selling, transport and marketing expenses	22	798	746	722
General and administrative expenses	22	257	261	321
Research and development expenses	22	55	55	73
Other expenses	22	84	90	618
Other income	22	(859)	(109)	(71)

Operating income (loss)		1,519	629	(3)

Finance expenses		214	229	157
Finance income		(56)	(105)	(25)

Finance expenses, net	22	158	124	132

Share in earnings of equity-accounted investees		3	-	18

Income (loss) before income taxes		1,364	505	(117)

Provision for income taxes	17	129	158	55

Net income (loss)		1,235	347	(172)

Net loss attributable to the non-controlling interests		(5)	(17)	(50)

Net income (loss) attributable to the shareholders of the Company		1,240	364	(122)

Earnings (losses) per share attributable to the shareholders of the Company:	24

Basic earnings (losses) per share (in dollars)		0.97	0.29	(0.10)

Diluted earnings (losses) per share (in dollars)		0.97	0.29	(0.10)

Weighted-average number of ordinary shares outstanding:	24

Basic (in thousands)		1,277,209	1,276,072	1,273,295

Diluted (in thousands)		1,279,781	1,276,997	1,273,295

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income for
 the Year Ended December 31

2018	2017	2016
$ millions	$ millions	$ millions

Net income (loss)	1,235	347	(172)

Components of other comprehensive income that will be reclassified subsequently to net income (loss)
Currency translation differences	(95)	152	(90)
Changes in fair value of derivatives designated as a cash flow hedge	-	-	(1)
Net changes of investments at fair value through other comprehensive income	-	(57)	17
Tax income (expenses) relating to items that will be reclassified subsequently to net income (loss)	-	5	(5)
	(95)	100	(79)

Components of other comprehensive income that will not be reclassified to net income (loss)
Net changes of investments at fair value through other comprehensive income	(58)	-	-
Actuarial gains (losses) from defined benefit plans	56	(17)	(48)
Tax income (expense) relating to items that will not be reclassified to net income (loss)	(3)	3	8
	(5)	(14)	(40)

Total comprehensive income (loss)	1,135	433	(291)

Comprehensive loss attributable to the non-controlling interests	(9)	(13)	(59)

Comprehensive income (loss) attributable to the shareholders of the Company	1,144	446	(232)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
$ millions

For the year ended December 31, 2018
Balance as at January 1, 2018	545	186	(333)	30	(260)	2,691	2,859	71	2,930

Share-based compensation	1	7	-	11	-	-	19	-	19
Dividends	-	-	-	-	-	(241)	(241)	(1)	(242)
Capitalization of subsidiary debt	-	-	-	-	-	-	-	73	73
Comprehensive income (loss)	-	-	(91)	(58)	-	1,293	1,144	(9)	1,135
Balance as at December 31, 2018	546	193	(424)	(17)	(260)	3,743	3,781	134	3,915

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (cont'd)

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
$ millions

For the year ended December 31, 2017
Balance as at January 1, 2017	544	174	(481)	79	(260)	2,518	2,574	85	2,659

Share-based compensation	1	12	-	3	-	-	16	-	16
Dividends	-	-	-	-	-	(177)	(177)	(1)	(178)
Comprehensive income (loss)	-	-	148	(52)	-	350	446	(13)	433

Balance as at December 31, 2017	545	186	(333)	30	(260)	2,691	2,859	71	2,930

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (cont'd)

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
$ millions

For the year ended December 31, 2016
Balance as at January 1, 2016	544	149	(400)	93	(260)	2,902	3,028	160	3,188

Share-based compensation	*-	25	-	(10)	-	-	15	-	15
Dividends	-	-	-	-	-	(222)	(222)	(4)	(226)
Changes in equity of equity-accounted investees	-	-	-	(15)	-	-	(15)	-	(15)
Non-controlling interests in business combinations from prior periods	-	-	-	-	-	-	-	(12)	(12)
Comprehensive loss	-	-	(81)	11	-	(162)	(232)	(59)	(291)

Balance as at December 31, 2016	544	174	(481)	79	(260)	2,518	2,574	85	2,659

* Less than $1 million.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows for the Year Ended
 December 31

2018	2017	2016
$ millions	$ millions	$ millions

Cash flows from operating activities
Net income (loss)	1,235	347	(172)
Adjustments for:
Depreciation and amortization	403	390	401
Impairment of non-current assets	17	28	5
Exchange rate and interest expenses, net	35	137	76
Share in earnings of equity-accounted investees, net	(3)	-	(18)
Loss (gain) from divestiture of businesses	(841)	(54)	1
Capital losses	-	-	432
Share-based compensation	19	16	15
Deferred tax expenses (income)	76	(46)	(2)
	(294)	471	910

Change in inventories	(115)	57	70
Change in trade and other receivables	(104)	21	150
Change in trade and other payables	(36)	(45)	(90)
Change in provisions and employee benefits	(66)	(4)	98
Net change in operating assets and liabilities	(321)	29	228

Net cash provided by operating activities	620	847	966

Cash flows from investing activities
Proceeds from deposits, net	(3)	(65)	(198)
Purchases of property, plant and equipment and intangible assets	(572)	(457)	(632)
Proceeds from divestiture of businesses net of transaction expenses	* 902	6	17
Proceeds from sale of equity-accounted investee	-	168	-
Dividends from equity-accounted investees	2	3	12
Proceeds from sale of property, plant and equipment	2	12	5
Other	-	-	(4)
Net cash provided by (used in) investing activities	331	(333)	(800)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(241)	(237)	(162)
Receipt of long-term debt	1,746	966	1,278
Repayment of long-term debt	(2,115)	(1,387)	(1,365)
Short-term credit from banks and others, net	(283)	147	14
Other	(1)	-	(4)
Net cash used in financing activities	(894)	(511)	(239)

Net change in cash and cash equivalents	57	3	(73)
Cash and cash equivalents as at the beginning of the year	83	87	161
Net effect of currency translation on cash and cash equivalents	(24)	(2)	(1)
Cash and cash equivalents included as part of assets held for sale	5	(5)	-
Cash and cash equivalents as at the end of the year	121	83	87

The accompanying notes are an integral part of these condensed consolidated financial statements.

* See Note 10.

Consolidated Statements of Cash Flows for the Year Ended
 December 31 (cont'd)

Additional Information

For the year ended 31, December
2018	2017	2016
$ millions	$ millions	$ millions

Income taxes paid, net of refunds	56	127	84
Interest paid	103	111	112

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 1 – General

A. The reporting entity

Israel Chemicals Ltd. (hereinafter – the Company), is a company domiciled and incorporated in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE). The address of the Company’s registered headquarter is 23 Aranha St., Tel‑Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd., a public company traded on the TASE. The Company together with its subsidiaries, associated companies and joint ventures (hereinafter – the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and Industrial (including food additives). ICL’s products are used mainly in the areas of agriculture, electronics, food, fuel and gas exploration, water purification and desalination, detergents, cosmetics, medicines and vehicles.

The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel interests (see Note 21).

B. Definitions

1.	Subsidiary – a company over which the Company has control and the financial statements of which are fully consolidated with the Company's statements as part of the consolidated financial statements.

2.	Investee company – Subsidiaries and companies, including a partnership or joint venture, the Company's investment in which is accounted for, directly or indirectly, using the equity method.

3.	Related party – Within its meaning in IAS 24 (2009), “Related Party Disclosures”.

Note 2 - Basis of Preparation of the Financial Statements

A. Statement of compliance with International Financial Reporting Standards

The consolidated financial statements have been prepared by ICL in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Boards (IASB).

The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on February 26, 2019.

B. Functional and presentation currency

The consolidated financial statements are presented in United States Dollars (“US Dollars”; $), which is the functional currency of the Company and have been rounded to the nearest million, except when otherwise indicated.

Items included in the consolidated financial statements of the Company are measured using the currency of the primary economic environment in which the individual entity operates (“the functional currency”).

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 2 - Basis of Preparation of the Financial Statements (cont’d)

C. Basis of measurement

The consolidated financial statements were prepared using the historical cost basis except for the following assets and liabilities: derivative financial instruments, non-current assets held-for-sale, Investments in associates and joint ventures, deferred tax assets and liabilities, provisions and assets and liabilities in respect of employee benefits.

For further information regarding the measurement of assets and liabilities, see Note 3 below.

D. Operating cycle

The Company’s regular operating cycle is up to one year. As a result, the current assets and the current liabilities include items the realization of which is intended and anticipated to take place within one year.

E. Use of estimates and judgment

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The evaluation of accounting estimates used in the preparation of ICL’s financial statements requires management of the Company to make assumptions regarding laws interpretations which apply to the Company, circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates based on past experience, various facts, external circumstances, and reasonable assumptions based on the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

E. Use of estimates and judgment (cont'd)

Information about assumptions made by ICL with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in the following table:

Estimate	Principal assumptions	Possible effects	Reference
Recognition of deferred tax asset
Tax rates expected to apply when the timing differences applied to Beneficiary Enterprise are realized is based on forecasts of future revenues to be earned. The reasonability of future revenues to be earned to use future tax benefits.

		Recognition or reversal of deferred tax asset in profit or loss.	See Note 17 regarding taxes on income
Uncertain tax positions
The extent of the certainty that ICL’s tax positions will be accepted (uncertain tax positions) and the risk of it incurring any additional tax and interest expenses. This is based on an analysis of several matters including interpretations of tax laws and the ICL’s experience.

		Recognition of additional income tax expenses.	See Note 17 regarding taxes on income
Post-employment employee benefits	Actuarial assumptions such as the discount rate, future salary increases and the future pension increase.	An increase or decrease in the post-employment defined benefit obligation.	See Note 18 regarding employee benefits.
Assessment of probability of contingent and environmental liabilities including cost of waste removal/restoration
Whether it is more likely than not that an outflow of economic resources will be required in respect of potential liabilities under the environmental protection laws and legal claims pending against ICL and the estimation of their amounts. The waste removal/ restoration obligations depend on the reliability of the estimates of future removal costs and interpretation of regulations.

		Creation, adjustment or reversal of a provision for a claim and/or environmental liability including cost of waste removal/restoration.	See Note 20 regarding contingent liabilities
Recoverable amount of a cash generating unit, among other things, containing goodwill	Expected cash-flow forecasts, the discount rate, market risk and the forecasted growth rate.	Change in impairment loss.	See Note 13 regarding impairment testing.
Assessment of the fair value of the assets and liabilities acquired in business combinations	Expected cash‑flow forecasts of the acquired business, and models for calculating the fair value of the acquired items and their depreciation and amortization periods.	Impact on the balance of assets and liabilities acquired and the depreciation and amortization in the statement of income.
Assessment of the net realizable value of inventory	Future selling price and expected replacement price when used as the best available evidence for realizable value.	Decrease in the carrying value of the inventories and the results of operations accordingly.
Concessions, permits and business licenses
Forecast of obtaining renewed concessions, permits and business licenses which constitute the basis for the Company's continued operations and /or the Company's expectations regarding the holding of the operating assets by it and / or by a subsidiary until the end of their useful lives
		Impact on the value of the operation, depreciation periods and residual values of related assets.	See Note 20 regarding contingent liabilities
Mineral reserves and resource deposits
Quantities and qualities estimates of mineral reserves and resource deposits are based on engineering, economic and geological data that is compiled and analyzed by the Company’s engineers and geologists.
Impact on the useful life of the assets relating to the relevant activity.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

F. Changes in accounting policies

1.	Initial application of IFRS 9 (2014), Financial Instruments

As of January 1, 2018, ICL applies IFRS 9, Financial Instruments (hereinafter - the standard), which replaces IAS 39, Financial Instruments: Recognition and Measurement (hereinafter - IAS 39) and the consequential amendments to IFRS 7, Financial Instruments: Disclosures, and to IAS 1, Presentation of Financial Statements. Implementation of the Standard did not have a material effect on the financial statements and, therefore, the balance of retained earnings as of January 1, 2018 was not adjusted.

Classification and measurement of financial assets and financial liabilities

The standard contains three principal classification categories for financial assets: (1) measured at amortized cost; (2) fair value through profit or loss; and (3) fair value through other comprehensive income. The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. The standard eliminates the previous IAS 39 categories of held to maturity, loans and receivables and available for sale. There was no significant change to the classification or measurement of financial liabilities.

On the initial implementation date, the Company chose to designate the investment in YYTH shares at fair value through other comprehensive income (under IAS 39, the investment in YYTH shares was classified as an available-for-sale financial asset). For further information on the measurement and classification of financial instruments, see Note 3.

Financial assets value impairment

The standard replaces the impairment model of IAS 39 with an 'expected credit loss' (ECL) model. The model applies to financial assets measured at amortized cost, investments in debt instruments measured at fair value through other comprehensive income, contract assets (IFRS 15) and lease receivables. The model will not apply to investments in equity instruments.

2.	IFRS 15, Revenue from Contracts with Customers

As of January 1, 2018, ICL applies International Financial Reporting Standard 15 (hereinafter - the standard) which provides new guidance on revenue recognition. ICL elected to apply the standard using the cumulative effect approach. Implementation of the Standard did not have a material effect on the financial statements and, therefore, the balance of retained earnings as of January 1, 2018 was not adjusted.

The standard introduces a new five step model for recognizing revenue from contracts with customers: (1) Identifying the contract with the customer; (2) Identifying distinct performance obligations in the contract; (3) Determining the transaction price; (4) Allocating the transaction price to distinct performance obligations; and (5) Recognizing revenue when the performance obligations are satisfied.

ICL recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which ICL expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties. For further information, see Note 3.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies

The accounting policies in accordance with IFRS are consistently applied by ICL companies for all the periods presented in these consolidated financial statements.

A. Basis for Consolidation

1.	Business combinations

ICL implements the acquisition method to all business combinations. The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists when ICL is exposed or has rights to variable returns from its involvement with the acquiree and it could affect those returns through its power over the acquiree. Substantive rights held by ICL and others are considered when assessing control.

ICL recognizes goodwill on acquisition according to the fair value of the consideration transferred including any amounts recognized in respect of non-controlling interest in the acquiree as well as the fair value at the acquisition date of any pre-existing equity right of ICL in the acquiree, less the net amount of the identifiable assets acquired, and the liabilities assumed.

Costs associated with the acquisition that were incurred by ICL in a business combination such as finder’s fees, advisory, legal, valuation and other professional or consulting fees, other than those associated with an issue of debt or equity instruments connected to the business combination, are expensed in the period the services are received.

2.	Subsidiaries

Subsidiaries are entities controlled by ICL. The financial statements of the subsidiaries are included in the consolidated financial statements from the date control commenced until the date control ceases to exist. The accounting policies of subsidiaries have been changed when necessary to align them with the accounting policies adopted by ICL.

3.	Structured entities

ICL operates with structured entities for purposes of securitization of financial assets. ICL has no direct or indirect holdings in the shares of the structured entities. A structured entity is included in the financial statements where it is controlled by the Company.

4.	Non-controlling interests

Non-controlling interests comprise of the subsidiary's equity that cannot be attributed, directly or indirectly, to the parent company and they include additional components such as: the equity component of convertible debentures of subsidiaries, share-based payments that will be settled with equity instruments of subsidiaries and share options of subsidiaries.

Measurement of non-controlling interests on the date of the business combination – Non‑controlling interests that are instruments that give rise to a present ownership interest and entitle the holder to a share of net assets in the event of liquidation (for example: ordinary shares), are measured at the date of the business combination at either fair value, or at their proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (cont’d)

A. Basis for Consolidation (cont’d)

4.	Non-controlling interests (cont’d)

Allocation of profit or loss and other comprehensive income to the shareholders - Profit or loss and any part of other comprehensive income are allocated to the owners of the Company and the non-controlling interests. Total profit or loss and other comprehensive income is allocated to the owners of the Company and the non-controlling interests even if the result is a negative balance of non-controlling interests

Transactions with non-controlling interests, while retaining control - Transactions with non-controlling interests while retaining control are accounted for as equity transactions. Any difference between the consideration paid or received and the change in non‑controlling interests is included in the share of the owners of the Company directly in a separate category in equity.

The amount of the adjustment to non-controlling interests - For an increase in the holding rate, according to the proportionate share acquired from the balance of non-controlling interests in the consolidated financial statements prior to the transaction. For a decrease in the holding rate, according to the proportionate share realized by the owners of the subsidiary in the net assets of the subsidiary, including goodwill. Furthermore, when the holding rate of the subsidiary changes, while retaining control, the Company re-attributes the accumulated amounts that were recognized in other comprehensive income to the owners of the Company and the non-controlling interests.

5.	Loss of control

Upon the loss of control, ICL derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. If ICL retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. The difference between the sum of the proceeds and fair value of the retained interest, and the derecognized balances is recognized in profit or loss under other income or other expenses. Subsequently the retained interest is accounted for as an equity-accounted investee or as a financial asset in accordance with the provisions of IFRS 9, depending on the level of influence retained by ICL in the relevant company. The amounts recognized in capital reserves through other comprehensive income with respect to the same subsidiary are reclassified to profit or loss or to retained earnings.

6.	Transactions eliminated in consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates and joint ventures are eliminated against the investment to the extent of ICL’s interest in these investments. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (cont’d)

A. Basis for Consolidation (cont’d)

7.	Investment in associates and joint ventures

Associates are those entities in which ICL has significant influence, but not control or joint control, over the financial and operating policies. There is a rebuttable presumption that significant influence exists when a company holds between 20% and 50% of another entity. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are considered.

Joint ventures are joint arrangements in which ICL has rights to the net assets of the arrangement. Associates and joint ventures are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The cost of the investment includes transaction costs.

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

When the foreign operation is a non-wholly-owned subsidiary of the Company, then the relevant proportionate share of the foreign operation translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in the Translation Reserve related to that foreign operation is reclassified to profit or loss as a part of the gain or loss on disposal. Furthermore, when ICL’s interest in a subsidiary that includes a foreign operation changes, while retaining control in the subsidiary, a proportionate part of the cumulative amount of the translation difference that was recognized in other comprehensive income is reattributed to non-controlling interests.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (cont’d)

B. Foreign Currency (cont'd)

2.	Foreign operations (cont'd)

Generally, foreign currency differences from a monetary item receivable from or payable to a foreign operation, including foreign operations that are subsidiaries, are recognized in profit or loss in the consolidated financial statements. Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income and are presented within equity in the Translation Reserve.

C. Financial Instruments

1.	Non-derivative financial assets (IFRS9)

Initial recognition of financial assets:

ICL initially recognizes trade receivables and debt instruments issued on the date that they are originated. All other financial assets are recognized initially on the trade date at which ICL becomes a party to the contractual provisions of the instrument. A financial asset is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset. A trade receivable without a significant financing component is initially measured at the transaction price. Receivables originating from contract assets are initially measured at the carrying amount of the contract assets on the date classification was changed from contract asset to receivables.

Derecognition of financial assets:

Financial assets are derecognized when the contractual rights of ICL to the cash flows from the asset expire, or ICL transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. When ICL retains substantially all the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset.

Classification of financial assets into categories and the accounting treatment of each category

Financial assets are classified at initial recognition to one of the following measurement categories: (1) amortized cost; (2) fair value through other comprehensive income – investments in debt instruments; (3) fair value through other comprehensive income – investments in equity instruments; or (4) fair value through profit or loss. Financial assets are not reclassified in subsequent periods unless, and only if, ICL changes its business model for the management of financial debt assets, in which case the affected financial debt assets are reclassified at the beginning of the period following the change in the business model.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (cont’d)

C. Financial Instruments (cont'd)

1.	Non-derivative financial assets (IFRS9) (cont'd)

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at fair value through profit or loss: (1) It is held within a business model whose objective is to hold assets so as to collect contractual cash flows; and (2) the contractual terms of the financial asset give rise to cash flows representing solely payments of principal and interest on the principal amount outstanding on specified dates.

In certain cases, on initial recognition of an equity investment that is not held for trading, ICL irrevocably elects to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis.

ICL has balances of trade and other receivables and deposits that are held within a business model whose objective is collecting contractual cash flows, which represent solely payments of principal and interest (for the time value and the credit risk). Accordingly, these financial assets are measured at amortized cost.

Subsequent measurement and gains and losses - Financial assets at fair value through profit or loss

These assets are subsequently measured at fair value. Net gains and losses, including any interest income or dividend income, are recognized in profit or loss (other than certain derivatives designated as hedging instruments).

Subsequent measurement and gains and losses - Investments in equity instruments at fair value through other comprehensive income

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss, unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in other comprehensive income and are never reclassified to profit or loss.

Subsequent measurement and gains and losses - Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (cont’d)

C. Financial Instruments (cont'd)

2.	Non-derivative financial liabilities

Non-derivative financial liabilities include bank overdrafts, loans and borrowings from banks and others, marketable debt instruments, finance lease liabilities, and trade and other payables.

Initial recognition of financial liabilities:

ICL initially recognizes debt securities issued on the date that they originated. All other financial liabilities are recognized initially on the trade date at which ICL becomes a party to the contractual provisions of the instrument.

Subsequent Measurement of Financial Liabilities:

Financial liabilities (other than financial liabilities at fair value through profit or loss) are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Derecognition of financial liabilities:

Financial liabilities are derecognized when the obligation of ICL, as specified in the agreement, expires or when it is discharged or cancelled.

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

The terms are substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability. In addition to the aforesaid quantitative criterion, ICL examines, inter alia, whether there have also been changes in various economic parameters inherent in the exchanged debt instruments (e.g. linkage).

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (cont’d)

C. Financial Instruments (cont'd)

2.	Non-derivative financial liabilities (cont'd)

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

Offset of financial instruments:

Financial assets and liabilities are offset, and the net amount presented in the statement of financial position when, and only when, ICL currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

3.	Derivative financial instruments

ICL holds derivative financial instruments in order to reduce exposure to foreign currency risks, risks with respect to commodity prices, marine shipping prices, and interest risks. Derivatives are recognized according to fair value and the attributable transaction costs are recorded in the statement of income as incurred. Changes in the fair value of the derivatives are recorded in the statement of income, except for derivatives used to hedge cash flows, as detailed below.

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

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss in the other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction occurs or is no longer expected to occur and then, will be reclassified to the profit or loss.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (cont’d)

C. Financial Instruments (cont’d)

3.	Derivative financial instruments (cont'd)

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

Incremental costs directly attributable to an expected issuance of an instrument that will be classified as an equity instrument are recognized as an asset in the statement of financial position. The costs are deducted from the equity upon the initial recognition of the equity instruments or are amortized as financing expenses in the statement of income when the issuance is no longer expected to take place.

Treasury shares

When share capital recognized as equity is repurchased by ICL, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus on the transaction is carried to share premium, whereas a deficit on the transaction is deducted from retained earnings.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (cont’d)

D. Property, plant and equipment

1.	Recognition and measurement

Property, plant and equipment are presented at cost less accumulated depreciation and provision for impairment. The cost includes expenses that can be directly attributed to the acquisition of the asset after deducting the related amounts of government grants. The cost of assets that were self-constructed includes the cost of the materials and direct labor, as well as any additional costs that are directly attributable to bringing the asset to the required position and condition so that it will be able to function as management intended, as well as an estimate of the costs to dismantle and remove the items and to restore its location, where there is an obligation to dismantle and remove or to restore the site and capitalized borrowing costs. The cost of purchased software, which constitutes an inseparable part of operating the related equipment, is recognized as part of the cost of the equipment.

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

Changes in a commitment to dismantle and remove items and to restore their location, except for changes stemming from the passage of time, are added to or deducted from the cost of the asset in the period in which they occur. The amount deducted from the cost of the asset does not exceed its book value and any balance is recognized immediately in profit or loss. Gains and losses on disposal of a property, plant or equipment item are determined by comparing the proceeds from disposal with the carrying amount of the asset and are recognized net in the income statement in other income or other expenses, as applicable.

The cost of replacing part of an item of property, plant and equipment and other subsequent costs are recognized as part of the book value of the item if it is expected that the future economic benefit inherent therein will flow to ICL and that its cost can be reliably measured. The book value of the part that was replaced is derecognized. Routine maintenance costs are charged to the statement of income as incurred.

2.	Subsequent Costs (after initial recognition)

The cost of replacing part of a fixed asset item and other subsequent expenses are capitalized if it is probable that the future economic benefits associated with them will flow to ICL and their cost can be measured reliably. The carrying amount of the replaced part of a fixed asset item is derecognized. The costs of day-to-day servicing are expensed as incurred.

Notes to the Consolidated Financial Statements as at December 31, 2018

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

The estimated useful life for the current period and comparative periods is as follows:

In Years

Land development, roads and structures	15-30
Facilities, machinery and equipment (1)	8-25
Dams and ponds (2)	20-40
Heavy mechanical equipment, train cars and tanks	5-15
Office furniture and equipment, motor vehicles, computer equipment and other	3-10

Mainly 25 years
Mainly 40 years

The Company reviews, at least at the end of every reporting year, the estimates regarding the depreciation method, useful lives and the residual value, and adjusts them if appropriate. Once every five years, the Company actively examines the useful lives of the main property, plant and equipment items and, if required, updates them. Over the years, the Company has succeeded in maintaining the useful lives of part of property, plant and equipment items – as a result of investments therein and other current, ongoing maintenance thereof.

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

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (cont’d)

E. Intangible Assets (cont'd)

3.	Research and development

Expenditures for research activities are expensed as incurred.

Development expenditures are recognized as intangible asset only if development costs can be measured reliably, the product or process is technically, and commercially feasible, future economic benefits are probable, and ICL has the intention and sufficient resources to complete development and to use or sell the asset. Other development expenditures costs are expensed as incurred. Subsequent to initial recognition, development expenditures are measured at cost less accumulated amortization and any accumulated impairment losses.

4.	Other intangible assets

Other intangible assets purchased by ICL, with a defined useful life, are measured according to cost less accumulated amortization and accumulated losses from impairment. Intangible assets with indefinite useful lives are measured according to cost less accumulated losses from impairment.

5.	Subsequent costs

Subsequent costs are recognized as an intangible asset only when they increase the future economic benefit inherent in the asset for which they were incurred. All other costs, including costs relating to goodwill or trademarks developed independently, are charged to the statement of income as incurred.

6.	Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset less its residual value. Amortization is recorded in the statement of income according to the straight-line method from the date the assets are available for use, over the estimated useful economic life of the intangible assets, except for customer relationships and geological surveys, which are amortized according to the rate of consumption of the economic benefits expected from the asset based on cash flow forecasts. Goodwill and intangible assets having an indefinite lifespan are not amortized on a systematic basis but, rather, are examined at least once a year for impairment in value.

Internally generated intangible assets are not systematically amortized as long as they are not available for use, i.e. they are not yet on site or in working condition for their intended use. Accordingly, these intangible assets, such as development costs, are tested for impairment at least once a year, until such date as they are available for use.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (cont’d)

E. Intangible Assets (cont'd)

6.	Amortization (cont'd)

The estimated useful life for the current period and comparative periods is as follows:

In Years

Concessions – over the balance of the concession granted to the companies
Software costs	3-10
Trademarks	15-20
Customer relationships	15-25
Agreements with suppliers and non-competition agreement	10-15
Patents	7-20

Deferred expenses in respect of geological surveys are amortized over their useful life based on a geological estimate of the amount of the material that will be produced from the mining site.

The estimates regarding the amortization method and useful life are reviewed, at a minimum, at the end of every reporting year and are adjusted where necessary. ICL assesses the useful life of the customer relationships on an ongoing basis, based on an analysis of all the relevant factors and evidence, considering the experience the Company has with respect to recurring orders and churn rates and considering the future economic benefits expected to flow to the Company from these customer relationships.

ICL periodically examines the estimated useful life of an intangible asset that is not amortized, at least once a year, in order to determine if events and circumstances continue to support the determination that the intangible asset has an indefinite life.

F. Leased Assets

Leases, where ICL assumes substantially all the risks and rewards of ownership of the asset, are classified as financing leases. Upon initial recognition, the leased assets are measured, and a liability is recognized at an amount equal to the lower of its fair value or the present value of the future minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are classified as operating leases where the leased assets are not recognized in ICL’s statement of financial position. Payments under an operating lease are recorded in the statement of income on the straight-line method, over the period of the lease.

Notes to the Consolidated Financial Statements as at December 31, 2018

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

H. Capitalization of Borrowing Costs

A qualifying asset is an asset that requires a significant period of time to prepare for its intended use or sale. Specific and non-specific borrowing costs are capitalized to qualifying assets during the period required for their completion and establishment until the time when they are ready for their intended use. Other borrowing costs are charged to "financing expenses" in the statement of income as incurred.

I. Impairment

1.	Non-derivative Financial assets

Provision for expected credit losses in respect of a financial asset at amortized cost, including trade receivables, will be measured at an amount equal to the full lifetime of expected credit losses. Expected credit losses are a probability-weighted estimate of credit losses. With respect to other debt instruments, provision for expected credit losses will be measured at an amount equal to 12-month expected credit losses, unless their credit risk has increased significantly since initial recognition. Provision for such losses in respect of a financial asset at amortized cost, will be presented net of the gross book value of the asset.

2.	Non-financial assets

In every reporting period, an examination is made with respect to whether there are signs indicating impairment in value of ICL’s non-financial assets, other than inventories and deferred tax assets. If such signs exist, the estimated recoverable amount of the asset is calculated. ICL conducts an annual examination, on the same date, of the recoverable amount of goodwill and intangible assets with indefinite useful lives or those that are not available for use – or more frequently if there are indications of impairment.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (cont’d)

I.	Impairment (cont'd)

2.	Non-financial assets (cont'd)

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

The recoverable amount of an asset or a cash- generating unit is the higher of its value in use or the net selling price (fair value less cost of disposal). When determining the value in use ICL discounts the anticipated future cash flows according to a discount rate that reflects the evaluations of the market's participants regarding the time value of money and the specific risks relating to the asset or to the cash- generating unit, in respect of which the future cash flows expected to derive from the asset or the cash- generating unit were not adjusted.

Assets of the Company's headquarters and administrative facilities do not produce separate cash flows and they serve more than one cash-producing unit. Such assets are allocated to cash‑producing units on a reasonable and consistent basis and are examined for impairment as part of the examination of impairment of the cash‑producing units to which they are allocated.

Impairment losses are recognized if the carrying amount of an asset or cash-producing unit in the books exceeds its estimated recoverable amount and are recognized in the statement of income. For operating segments that include goodwill, an impairment loss is recognized when the value of the operating segment in the books exceeds its recoverable value. Impairment losses recognized in respect of an operating segment are allocated first to reduce the carrying amount of its goodwill and then to reduce the carrying amounts of the other assets of that segment on a proportionate basis.

An impairment loss is allocated between the owners of the Company and the non-controlling interests on the same basis that the profit or loss is allocated.

A loss from impairment in value of goodwill recognized in previous periods is not reversible prospectively. A loss from impairment of other assets recognized in previous periods is examined in future periods to assess whether there are signs indicating that these losses have decreased or no longer exist. A loss from impairment of value is reversed if there is a change in the estimates used to determine the recoverable value, only if the book value of the asset, after reversal of the loss from impairment of value, does not exceed the book value, after deduction of depreciation or amortization, that would have been determined if the loss from impairment of value had not been recognized.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (cont’d)

I.	Impairment (cont'd)

3.	Investments in associates and joint ventures

An investment in an associate or joint venture is tested for impairment when objective evidence indicates there has been impairment.

ICL estimates the recoverable amount of the investment, which is the greater of its value in use and its net selling price. In assessing value in use of an investment in an associate or joint venture, ICL either estimates its share of the present value of estimated future cash flows that are expected to be generated by the associate or joint venture, including their cash flows from operations and their consideration from the final disposal of the investment, or estimates the present value of the estimated future cash flows that are expected to be derived from dividends that will be received and from the final disposal.

An impairment loss is recognized when the carrying amount of the investment, after applying the equity method, exceeds its recoverable amount, and it is recognized in the statements of income. An impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of the investment after the impairment loss was recognized.

J. Employee Benefits

ICL has several post-employment benefit plans. The plans are funded partly by deposits with insurance companies, financial institutions or funds managed by a trustee. The plans are classified as defined contribution plans and as defined benefit plans.

1. Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which ICL pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts.

ICL’s obligation to make deposits in a defined contribution plan is recorded as an expense in the statement of income in the periods during which the employees provided the services. Contributions to a defined contribution plan, that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

2. Defined benefit plans

Defined benefit plans are retirement benefit plans that are not defined contribution plans.

ICL’s net obligation, regarding defined benefit plans for post-employment benefits, is calculated for each plan separately by estimating the future amount of the benefit to which an employee will be entitled as compensation for services in the current and past periods. The benefit is presented at present value after deducting the fair value of the plan assets. The discount rate for ICL companies operating in countries having a “deep” market wherein there is a high level of trading in corporate bonds is in accordance with the yield on the corporate bonds, including Israel. The discount rate for ICL companies operating in countries not having a market wherein there is a high level of trading in corporate bonds, as stated above, is in accordance with the yield on government bonds – the currency and redemption date of which are similar to the terms binding ICL. The calculations are performed by a qualified actuary using the projected unit credit method.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (cont’d)

J. Employee Benefits (cont’d)

2. Defined benefit plans (cont’d)

When a net asset is created for ICL, the asset is recognized up to the net present value of the available economic benefits in the form of a refund from the plan or by a reduction in future deposits to the plan. An economic benefit in the form of a refund from the plan or a reduction in future deposits will be considered available when it can be realized in the lifetime of the plan or after settlement of the obligation.

Costs in respect of past services are recognized immediately and without reference to whether the benefits have vested.

The movement in the net liability in respect of a defined benefit plan that is recognized in every accounting period in the statement of income is comprised of the following:

(1)	Current service costs – the increase in the present value of the liability deriving from employees’ service in the current period.

(2)
The net financing income (expenses) are calculated by multiplying the net defined benefit liability (asset) by the discount rate used for measuring the defined benefit liability, as determined at the beginning of the annual reporting period.

(3)	Exchange rate differences;

(4)	Past service costs and plan reduction – the change in the present value of the liability in the current period as a result of a change in post-employment benefits attributed to prior periods.

The difference, as at the date of the report, between the net liability at the beginning of the year plus the movement in profit and loss as detailed above, and the actuarial liability less the fair value of the fund assets at the end of the year, reflects the balance of the actuarial income or expenses recognized in other comprehensive income and is recorded in retained earnings. The current interest costs and return on plan assets are recognized as expenses and interest income in the respective financing category.

3. Other long-term employee benefits

Some of the Company’s employees are entitled to other long-term benefits that do not relate to a post-retirement benefit plan. Actuarial gains and losses are recorded directly to the statement of income in the period in which they arise.

In cases where the amount of the benefit is the same for every employee, without considering the years of service, the cost of the benefit is recognized when entitlement to the benefit is determined. The amount of these benefits is discounted to its present value in accordance with an actuarial evaluation.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (cont’d)

J. Employee Benefits (cont’d)

4. Early retirement pay

Early retirement pay is recognized as an expense and as a liability when ICL has clearly undertaken to pay it, without any reasonable chance of cancellation, in respect of termination of employees before they reach the customary age of retirement according to a formal, detailed plan. The benefits provided to employees upon voluntary retirement are charged when ICL proposes a plan to the employees encouraging voluntary retirement, it is expected that the proposal will be accepted, and it is possible to reliably estimate the number of employees that will accept the proposal. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value. The discount rate is the yield at the reporting date on high-quality, index-linked corporate debentures, the denominated currency of which is the payment currency and that have maturity dates approximating the terms of ICL’s obligations.

5. Short‑term benefits

Obligations for short-term employee benefits are measured on a non-discounted basis, and the expense is recorded at the time the service is provided or upon the actual absence of the employee when the benefit is not accumulated (such as maternity leave).

A provision for short-term employee benefits in respect of cash bonuses or profit-sharing plans is recognized for the amount expected to be paid, when ICL has a current legal or implied obligation to pay for the services provided by the employee in the past and it is possible to reliably estimate the obligation.

Classification of employee benefits as a short‑term employee benefit or a long‑term employee benefit (for measurement purposes) is determined based on ICL's expectation with respect to full utilization of the benefits and not based on the date on which the employee is entitled to utilize the benefit.

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

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (cont’d)

K. Provisions

A provision is recognized when ICL has a present legal or implied obligation as the result of an event that occurred in the past, that can be reliably estimated and when it is expected that an outflow of economic benefits will be required in order to settle the obligation. The provisions are made by means of discounting of the future cash flows at a pre-tax interest rate reflecting the current market estimates of the time value of money and the risks specific to the liability, and without considering the Company’s credit risk. The book value of the provision is adjusted in every period in order to reflect the amount of time that has elapsed and is recognized as financing expenses. In rare cases where it is not possible to estimate the outcome of a potential liability, no provision is recorded in the financial statements.

ICL recognizes a reimbursement asset if, and only if, it is virtually certain that the reimbursement will be received if the Company settles the obligation. The amount recognized in respect of the reimbursement does not exceed the amount of the provision.

(1)	Warranty

A provision for warranty is recognized when the products or services, in respect of which the warranty is provided, are sold. The provision is based on historical data and on a weighting of all possible outcomes according to their probability of occurrence.

(2)	Provision for environmental costs

ICL recognizes a provision for an existing obligation for prevention of environmental pollution and anticipated provisions for costs relating to environmental restoration stemming from current or past activities.

Costs for preventing environmental pollution that increase the life expectancy or efficiency of a facility or decrease or prevent the environmental pollution are recorded as a provision, are capitalized to the cost of the property, plant and equipment and are depreciated according to the usual depreciation rates used by ICL.

(3)	Restructuring

A provision for restructuring is recognized when ICL has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. The provision includes direct expenditures caused by the restructuring and necessary for the restructuring, and which are not associated with the continuing activities of ICL.

(4)	Site restoration

In accordance with ICL’s environmental policy and applicable legal requirements, a provision for site restoration in respect of contaminated land, and the related expense, is recognized when the land is contaminated.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (cont’d)

K. Provisions (cont'd)

(5)	Legal claims

A provision for legal claims is recognized when ICL has a present legal or constructive obligation as a result of an event that occurred in the past, if it is more likely than not that an outflow of economic resources will be required to settle the obligation and it can be reliably estimated. Where the time value is significant, the provision is measured based on its present value.

L. Revenue Recognition

Identifying a contract

ICL accounts for a contract with a customer only when the following conditions are met:

(a)
The parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying the obligations attributable to them;

(b)	ICL can identify the rights of each party in relation to the goods or services that will be transferred;

(c)	ICL can identify the payment terms for the goods or services that will be transferred;

(d)	The contract has a commercial substance (i.e. the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract); and

(e)	It is probable that the consideration, to which ICL is entitled to in exchange for the goods or services transferred to the customer, will be collected.

For the purpose of paragraph (e) above, ICL examines, inter alia, the percentage of the advance payments received and the spread of the contractual payments, past experience with the customer and the status and existence of sufficient collateral. If a contract with a customer does not meet all of the above criteria, consideration received from the customer is recognized as a liability until the criteria are met or when one of the following events occurs: ICL has no remaining obligations to transfer goods or services to the customer and any consideration promised by the customer has been received and cannot be returned; or the contract has been terminated and the consideration received from the customer cannot be refunded.

Combination of contracts

ICL combines two or more contracts entered into on the same date or on proximate dates with the same customer (or related parties of the customer) and accounts for them as one contract when one or more of the following conditions are met:

(a)	Negotiations were held on the contracts as one package with a single commercial purpose;

(b)	The amount of the consideration in one contract depends on the price or performance of a different contract; or

(c)	The goods or services promised in the contracts (or certain goods or services promised in each one of the contracts) are a single performance obligation.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (cont’d)

L. Revenue Recognition (cont'd)

Identifying performance obligations

On the contract’s inception date, ICL assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer one of the following:

(a)	Goods or services (or a bundle of goods or services) that are distinct; or

(b)	A series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.

ICL identifies goods or services promised to the customer as being distinct when the customer can benefit from the goods or services on their own or in conjunction with other readily available resources and ICL’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract. In order to examine whether a promise to transfer goods or services is separately identifiable, ICL examines whether it is providing a significant service of integrating the goods or services with other goods or services promised in the contract into one integrated outcome that is the purpose of the contract.

An option that grants the customer the right to purchase additional goods or services constitutes a separate performance obligation in the contract only if the option grants to the customer a material right it would not have received without the original contract.

Determining the transaction price

The transaction price is the amount of the consideration to which ICL expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties. ICL considers the effects of all the following elements when determining the transaction price: variable consideration, the existence of a significant financing component, non-cash consideration, and consideration payable to the customer. As ICL does not engage in agreements with payment terms exceeding one year, it applies the practical expedient included in the standard to not separate a significant financing component where the difference between the time of receiving payment and the time of transferring the goods or services to the customer is one year or less.

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

Notes to the Consolidated Financial Statements as at December 31, 2018

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

N. Taxes on Income

Taxes on income include current and deferred taxes. Current tax and deferred tax are recognized in profit or loss unless they relate to a business combination or are recognized directly in equity or in other comprehensive income when they relate to items recognized directly in equity or in other comprehensive income.

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

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more likely than not that ICL will have to use its economic resources to pay the obligation.

Recognition of deferred taxes relates to temporary differences between the book values of the assets and liabilities for purposes of financial reporting and their value for tax purposes. The Company does not recognize deferred taxes for the following temporary differences: initial recognition of goodwill, initial recognition of assets and liabilities for transactions that do not constitute a business combination and do not impact the accounting income and the income for tax purposes, as well as differences deriving from investments in subsidiaries, investee companies and associated companies that are presented according to equity method, if it is not expected that they will reverse in the foreseeable future and if ICL controls the date the provision will reverse, whether via sale or distribution of a dividend. The deferred taxes are measured according to the tax rates expected to apply to the temporary differences at the time they are realized, based on the law that was finally legislated or effectively legislated as at the date of the report.

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

A deferred tax asset is recognized in the books when it is expected that in the future there will be taxable income against which the temporary differences can be utilized. Deferred tax assets are examined at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (cont’d)

N. Taxes on Income (cont'd)

Deferred taxes that were not recognized are re‑evaluated at every reporting date and are recognized if the expectation has changed such that it is expected that in the future there will be taxable income against which it will be possible to utilize them.

ICL could become liable for additional taxes in the case of distribution of intercompany dividends between ICL's companies. These additional taxes are not included in the financial statements as ICL's companies decided not to cause distribution of a dividend that involves additional taxes to the paying company in the foreseeable future. In cases where an investee company is expected to distribute a dividend involving additional tax, the Company records a reserve for taxes in respect of the said additional tax it is expected to incur due to distribution of the dividend. Additional income taxes that arise from the distribution of dividends by the Company are recognized when the liability to pay the related dividend is recognized. Deferred taxes in respect of intra-company transactions in the consolidated financial statements are recorded according to the tax rate applicable to the buying company.

O. Earnings per share

ICL presents basic and diluted earnings per share data for its ordinary share capital. The basic earnings per share are calculated by dividing the income or loss attributable to the holders of the Company’s ordinary shares by the weighted-average number of ordinary shares outstanding during the year, after adjustment in respect of treasury shares. The diluted earnings per share are determined by adjusting the income or loss attributable to the holders of the Company’s ordinary shares and the weighted-average number of ordinary shares outstanding after adjustment in respect of treasury shares and for the effect of restricted shares and options for shares granted to employees.

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

Q. Non-current assets and disposal groups held for sale

Non-current assets (or disposal groups composed of assets and liabilities) are classified as held for sale if it is highly probable that they will be recovered primarily through a sale transaction and not through continuing use. This applies also to when the Company is obligated to a sale plan that involves losing control over a subsidiary, whether the Company will retain any non-controlling interests in the subsidiary after the sale.

Immediately before classification as held for sale, the assets (or components of the disposal group) are remeasured in accordance with ICL’s accounting policies. Thereafter, the assets (or components of the disposal group) are measured at the lower of their carrying amount and fair value less costs to sell.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (cont’d)

Q. Non-current assets and disposal groups held for sale (cont'd)

Any impairment loss on a disposal group is initially allocated to goodwill, and then to remaining assets on pro rata basis, except that no loss is allocated to assets that are not in the scope of the measurement requirements of IFRS 5 such as: inventories, financial assets, deferred tax assets and employee benefit assets, which continue to be measured in accordance with ICL’s accounting policies. Impairment losses recognized on initial classification as held for sale, and subsequent gains or losses on remeasurement, are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss. In subsequent periods, depreciable assets classified as held for sale are not depreciated on a periodic basis.

R. New Standards and Interpretations not yet adopted

IFRS 16, Leases (hereinafter – “IFRS 16” or the "standard")

IFRS 16 The standard replaces IAS 17, Leases and its related interpretations. The standard's instructions annul the existing requirement from lessees to classify leases as operating or finance leases. The new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize a right-of-use asset and a lease liability in its financial statements.

Manner of implementation and expected implementation

The standard will be implemented for annual periods starting on January 1, 2019. The Company plans to apply the transitional provision of recognizing a lease liability at the initial application date according to the present value of the future lease payments discounted at a group borrowing rate at that date, and concurrently recognizing a right-of-use asset at the same amount of the liability, adjusted for any repaid or accrued lease payments that were recognized as an asset or liability before the date of initial application. Therefore, application of the standard is not expected to influence the balance of retained earnings and equity at the date of initial application.

Main Expedients the Company elected:

1)
Not applying the requirement to recognize a right-of-use asset and a lease liability in respect of short-term leases of up to one year. Furthermore, not applying the requirement to recognize a right-of-use asset and a lease liability for leases that end within 12 months from the date of initial application.

2)	Not separating non-lease components from lease components and instead accounting for all the lease components and related non-lease components as a single lease component.

3)
Relying on a previous assessment of whether an arrangement contains a lease in accordance with current guidance, IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease, with respect to agreements that exist at the date of initial application.

4)	Not applying the requirement to recognize a right-of-use asset and a lease liability in respect of leases where the underlying asset has a low value.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (cont’d)

R. New Standards and Interpretations not yet adopted (cont'd)

IFRS 16, Leases (hereinafter – “IFRS 16” or the "standard") (cont'd)

For leases in which the Company is the lessee and which were classified before the date of initial application as operating leases, except for when the Company has elected to apply the standard’s expedients as aforesaid, the Company will recognize a right-of-use asset and a lease liability at initial application for all the leases that award it control over the use of identified assets for a specified period of time. Based on the assessment as at December 31, 2018, the changes in the initial application are expected to result in an increase of $280 million in the balance of right-of-use assets and in the balance of the lease liabilities. Accordingly, depreciation and amortization expenses will be recognized in respect of the right of use asset, and the need for recognizing impairment of the right-of-use asset will be examined in accordance with IAS 36. Furthermore, financing expenses will be recognized in respect of the lease liabilities. Therefore, as from the date of initial application, the lease payments relating to assets leased under an operating lease, will be recognized as a right-of-use asset and depreciated in subsequent periods as a part of depreciation and amortization expenses and as interest expenses. ICL's discount rates used for measuring the lease liability are in the range of 3.4% to 6.4%. The Company does not anticipate any material implications on its ability to satisfy the required financial covenants, as described in Note 15.

IFRIC 23, Uncertainty Over Income Tax Treatments (hereinafter – “IFRIC 23”)

IFRIC 23 clarifies how to apply the recognition and measurement requirements of IAS 12 for uncertainties in income taxes. According to IFRIC 23, when determining the taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments, the entity should assess whether it is probable that the tax authority will accept its tax position. If it is probable that the tax authority will accept the entity’s tax position, the entity will recognize the tax effects on the financial statements according to that tax position. If it is not probable that the tax authority will accept the entity’s tax position, the entity is required to reflect the uncertainty in its accounts. IFRIC 23 also emphasizes the need to provide disclosures of the judgments and assumptions made by the entity regarding uncertain tax positions.

IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019. The interpretation includes two alternatives for applying the transitional provisions, so that companies can choose between retrospective application or prospective application as from the first reporting period in which it initially applied the interpretation.

The Company has examined the implications of applying IFRIC 23, and in its opinion the effect on the financial statements will be immaterial.

S. Indexes and exchange rates

Balances in or linked to foreign currency are included in the financial statements at the representative exchange rate on the date of the report. Balances linked to the Consumer Price Index (hereinafter – “the CPI”) are included based on the index relating to each linked asset or liability.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 4 - Determination of Fair Values

As part of the accounting policies and disclosures, ICL is required to determine the fair value of both financial and non-financial assets and liabilities. The fair values have been determined for measurement and/or disclosure purposes based on the methods described below. Further information about the assumptions made in determining the fair values is disclosed in the notes specific to that asset or liability.

A. Investments in securities

The fair value of financial assets classified as fair value through other comprehensive income -investments in equity instruments and as fair value through profit and loss, is determined based on their market price at date of the report. If the asset or liability measured at fair value has a bid price and an ask price, the price in the range between them that best reflects fair value under the circumstances will be used for measuring fair value.

B. Derivatives

The fair value of forward contracts on foreign currency is determined by averaging the exchange rate and the appropriate interest coefficient for the period of the transaction and the relevant currency index.

The fair value of currency options is determined based on the Black and Scholes model, considering the intrinsic value, standard deviation and the interest rates. The fair value of interest rate swap contracts is determined by discounting the estimated amount of the future cash flows based on the terms and length of period to maturity of each contract, while using market interest rates of similar instruments at the date of measurement.

Future contracts on energy and marine shipping prices are presented at fair value based on quotes of the prices of products on an ongoing basis. The reasonableness of the market price is examined by comparing it to quotations by banks.

For further information regarding the fair value hierarchy, see Note 23 regarding financial instruments.

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

D. Share-based compensation

The fair value of employee share options and share appreciation rights is measured using the Black and Scholes model or a binomial model, in accordance with the plan (see Note 21). The model’s assumptions include the share price on the measurement date, exercise price of the instrument, expected volatility (based on the weighted‑average historic volatility), the weighted average expected life of the instruments (based on historical experience and general option‑holder behavior), expected dividends, and the risk-free interest rate (based on government debentures).

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 4 - Determination of Fair Values (cont'd)

E. Property, plant and equipment of the subsidiaries Dead Sea Works, Dead Sea Bromine and Dead Sea Magnesium in Israel

The fair value of property, plant and equipment, of the subsidiaries Dead Sea Works, Dead Sea Bromine and Dead Sea Magnesium (hereinafter - the Subsidiaries) was valuated based on the Replacement Cost Methodology. This evaluation was performed mainly for the Subsidiaries’ financial statements of 2016 and onward, which serve as a basis for the reports filed pursuant to the provisions of the Taxation of Natural Resources Law. For further information, see Note 20.

Note 5 - Operating Segments

A. General

1. Information on operating segments:

ICL is a global specialty minerals and chemicals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. To align with ICL's strategy of enhancing market leadership across its three core-mineral value chains of bromine, potash and phosphate, as well as realizing the growth potential of Innovative Ag Solutions, commencing August 31, 2018, the Company operates via four segments: Industrial Products, Potash, Phosphate Solutions and Innovative Ag Solutions. The comparative data has been restated to reflect the change in the structure of the reportable segments, as stated above.

Industrial Products – Industrial Products segment produces bromine out of a solution that is a by‑product of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products segment uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the segment produces several grades of potash, salt, magnesium chloride and magnesia products. The segment is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

Potash – The Potash segment uses an evaporation process to extract potash from the Dead Sea and uses conventional mining to produce potash and salt from an underground mine in Spain. The segment markets its potash fertilizers globally and also carries on certain other operations not solely related to the potash activities. At the end of the second quarter of 2018, the Company ceased the production of potash in the ICL Boulby mine in the UK and shifted to sole production of Polysulphate™. The Polysulphate™ is produced in an underground mine at ICL Boulby in the UK, and is the basis for a significant part of the Company's FertilizerpluS product line. The segment also includes magnesium activities under which it produces, markets and sells pure magnesium and magnesium alloys, and also produces related by-products, including chlorine and sylvinite. In addition, the Potash segment sells salt that produced in its underground mines in Spain and UK.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 5 - Operating Segments (cont’d)

A. General (cont’d)

1. Information on operating segments: (cont'd)

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers.

Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel while the fourth is located in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are produced in facilities in Israel, China and Europe.

The Phosphate Solutions segment purifies some of its green phosphoric acid and manufactures thermal phosphoric acid to provide solutions based on specialty phosphate salts and acids for diversified industrial end markets, such as oral care, cleaning products, paints and coatings, water treatment, asphalt modification, construction and metal treatment. The specialty phosphate salts and acids are mainly produced in the Company’s facilities in US, Brazil, Germany and China. The segment is also a leader in developing and producing functional food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, poultry, seafood, dairy, beverage and baked goods markets. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business and produces milk and whey proteins for the food ingredients industry.

Innovative Ag Solutions – The Innovative Ag Solutions segment was established on the foundations of ICL’s specialty fertilizers business. The segment aims to achieve global leadership by enhancing its global positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Latin America, India and China, by leveraging its unique R&D capabilities, vast agronomic experience, global footprint, backward integration to potash and phosphate and chemistry know-how, as well as seeking M&A opportunities. ICL is working to expand its broad product portfolio of controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers, slow release fertilizers (SRF) and straights (MKP/MAP/Pekacid).

The Innovative Ag Solutions segment develops, manufactures, markets and sells fertilizers that are based primarily on nitrogen, potash (potassium chloride) and phosphate. It produces water soluble specialty fertilizers in Belgium and the US, liquid fertilizers and soluble fertilizers in Israel and Spain, and controlled‑release fertilizers in the Netherlands and the United States. ICL's specialty fertilizers business markets its products worldwide, mainly in Europe, Asia, North America and Israel.

The segment will also function as ICL’s innovative arm, which will seek to focus on R&D, as well as implementing digital innovation.

Other Activities – business activities that are not reviewed regularly by the organization’s chief operating decision maker.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 5 - Operating Segments (cont’d)

A. General (cont’d)

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

The segment profit is measured based on the operating income, without certain expenses that are not allocated to the operating segments including general and administrative expenses, as it is included in reports that are regularly reviewed by the chief operating decision maker.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 5 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the year ended December 31, 2018

Sales to external parties	1,281	1,481	2,001	719	74	-	5,556
Inter-segment sales	15	142	98	22	5	(282)	-
Total sales	1,296	1,623	2,099	741	79	(282)	5,556

Segment profit	350	393	208	57	9	(7)	1,010
General and administrative expenses							(257)
Other income not allocated to the segments							766
Operating income							1,519

Financing expenses, net							(158)
Share in earnings of equity-accounted investee							3
Income before income taxes							1,364

Capital expenditures	50	356	180	15	1	3	605

Depreciation, amortization and impairment	63	141	172	19	4	21	420

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 5 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the year ended December 31, 2017

Sales to external parties	1,179	1,258	1,938	671	372	-	5,418
Inter-segment sales	14	125	99	21	12	(271)	-
Total sales	1,193	1,383	2,037	692	384	(271)	5,418

Segment profit	303	282	149	56	127	(4)	913
General and administrative expenses							(261)
Other expenses not allocated to the segments							(23)
Operating income							629

Financing expenses, net							(124)
Income before income taxes							505

Capital expenditures	49	270	154	12	19	3	507

Depreciation, amortization and impairment	61	128	172	19	8	30	418

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 5 - Operating Segments (cont’d)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the year ended December 31, 2016

Sales to external parties	1,111	1,213	2,082	632	325	-	5,363
Inter-segment sales	9	125	104	29	15	(282)	-
Total sales	1,120	1,338	2,186	661	340	(282)	5,363

Segment profit	286	282	224	55	93	(37)	903
General and administrative expenses							(321)
Other expenses not allocated to the segments							(585)
Operating loss							(3)

Financing expenses, net							(132)
Share in earnings of equity-accounted investees							18
Loss before income taxes							(117)

Capital expenditures	38	311	237	7	1	58	652

Depreciation, amortization and impairment	52	127	203	17	3	4	406

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 5 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of ICL's sales by geographical location of the customer:

2018		2017		2016
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

USA	903	16	1,091	20	1,070	20
China	848	15	724	13	669	12
Brazil	656	12	594	11	521	10
United Kingdom	382	7	328	6	306	6
Germany	365	7	378	7	392	7
France	267	5	265	5	226	4
Spain	262	5	264	5	258	5
Israel	223	4	171	3	237	4
India	211	4	200	4	199	4
Australia	126	2	85	2	187	3
All other	1,313	23	1,318	24	1,298	25
Total	5,556	100	5,418	100	5,363	100

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 5 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the year ended December 31, 2018
Europe	473	459	719	362	49	(92)	1,970
Asia	399	519	481	105	2	(18)	1,488
North America	347	107	405	103	24	(8)	978
South America	21	408	264	21	1	(3)	712
Rest of the world	56	130	230	150	3	(161)	408
Total	1,296	1,623	2,099	741	79	(282)	5,556

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the year ended December 31, 2017
Europe	456	386	749	326	87	(86)	1,918
Asia	351	433	476	100	3	(21)	1,342
North America	327	116	369	94	282	(13)	1,175
South America	19	347	277	22	5	(4)	666
Rest of the world	40	101	166	150	7	(147)	317
Total	1,193	1,383	2,037	692	384	(271)	5,418

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 5 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer: (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the year ended December 31, 2016
Europe	424	421	717	319	77	(95)	1,863
Asia	301	396	511	74	6	(13)	1,275
North America	330	93	380	110	250	(22)	1,141
South America	25	267	274	19	1	2	588
Rest of the world	40	161	304	139	6	(154)	496
Total	1,120	1,338	2,186	661	340	(282)	5,363

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 5 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of ICL's sales by geographical location of the assets:

For the year ended December 31
2018	2017	2016
$ millions	$ millions	$ millions

Israel	2,841	2,548	2,470
Europe	2,198	2,119	2,124
North America	831	1,045	1,045
Asia	617	583	556
Others	211	215	218
	6,698	6,510	6,413
Intercompany sales	(1,142)	(1,092)	(1,050)

Total	5,556	5,418	5,363

The following table presents operating income (loss) by geographical location of the assets from which it was produced:

For the year ended December 31
2018	2017	2016
$ millions	$ millions	$ millions

Europe*	834	(45)	(117)
Israel	526	475	304
North America	74	154	83
Asia	52	8	(41)
Others	29	33	(203)
Intercompany eliminations	4	4	(29)
Total	1,519	629	(3)

* Europe profit for the year ended December 31, 2018 includes gain from divestiture of businesses in the amount of $841 million. For further information see Note 10.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 5 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table present the non-current assets by geographical location of the assets (*)

For the year ended December 31
2018	2017
$ millions	$ millions

Israel	3,570	3,387
Europe	1,228	1,227
Asia	401	455
North America	309	321
Other	59	94
Total	5,567	5,484

(*) Mainly consist of property, plant and equipment and intangible assets, non-current inventories and lease rights.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 6 – Inventories

As at December 31
2018	2017
$ millions	$ millions

Finished products	772	709
Work in progress	258	269
Raw materials	216	212
Spare parts	143	142
Total inventories	1,389	1,332
Less – non-current inventories. mainly raw materials (presented in non-current assets)	99	106
Current inventories	1,290	1,226

Note 7 - Other Receivables

As at December 31
2018	2017
$ millions	$ millions

Government institutions	108	78
Current tax assets	79	16
Prepaid expenses	52	43
Insurance receivables	1	26
Other	55	62
	295	225

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 8 - Investments in Subsidiaries

Non-controlling interests in subsidiaries

The following tables present information with respect to non-controlling interests in a Group subsidiary, YPH JV (at the rate of 50%), before elimination of inter-company transactions. The information includes fair value adjustments that were made on the acquisition date, other than goodwill and presented without adjustments for the ownership rates held by the Group.

2018	2017
$ millions	$ millions

Current assets	192	197
Non-current assets	318	367
Current liabilities	225	241
Non-current liabilities	49	215
Equity	236	108

2018	2017	2016
$ millions	$ millions	$ millions

Sales	387	363	377
Operating loss	-	(21)	(78)
Depreciation and amortization	34	34	34
Operating income (loss) before depreciation and amortization	34	13	(44)
Net loss	(13)	(38)	(104)
Comprehensive income (loss)	3	(26)	(126)

Note 9 – Other non-current assets

As at December 31
2018	2017
$ millions	$ millions

Lease rights	102	106
Non-current inventories	99	106
Surplus in defined benefit plan	73	89
Long-term loan	59	-
Derivatives	15	64
Other	9	8
	357	373

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 10 - Business Divestiture

Pursuant to the Company’s strategy to focus its operation on the mineral’s chains, divest low synergies businesses, reduce debt ratios and generate funds for growth initiatives, during 2018, the Company completed the following divestitures:

1)
In December 2017, the Company entered into an agreement to sell its fire safety and oil additives business to SK Invictus Holding L.P., an affiliate of SK Capital (hereinafter – the Buyer). In March 2018, the Company completed the sale transaction for a consideration of $1,010 million, of which $953 million in cash and $57 million in the form of a long-term loan to a subsidiary of the Buyer. As a result, the Company recorded, in the financial statements of 2018, a capital gain of $841 million (net of transaction expenses), under "other income" in the statement of income. the table below presents the book value of the sold assets and liabilities.

2018
$ millions

Cash and cash equivalents	1
Trade and other receivables	34
Inventories	59
Property, plant and equipment	26
Intangible assets	64
Trade payables and other current liabilities	(28)
Deferred tax liabilities	(3)
Net assets and liabilities	153

Consideration received in cash (*)	938
Income tax paid	(35)
Cash disposed of	(1)
Net cash inflow	902

* The consideration received in cash is net of $16 million transaction expenses.

2)
In June 2018, the Company entered into an agreement for the sale of the assets and business of its subsidiary, Rovita, for no consideration (hereinafter – the Agreement). Rovita produces commodity milk protein products, using by-products from the whey protein business of Prolactal, which is part of the Phosphate Solutions segment. In July 2018, the company completed the sales transaction and as a result, recognized a loss deriving from the write-off of all Rovita’s assets, in the amount of $16 million ($12 million after tax), under “other expenses” in the statement of income.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 11 - Property, Plant and Equipment

Land, roads and buildings	Installations and equipment	Dikes and evaporating ponds	Heavy mechanical equipment	Furniture, vehicles and equipment	Plants under construction and spare parts for installations (1)	Total
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Cost
Balance as at January 1, 2018	844	5,788	1,888	150	242	898	9,810
Additions	42	789	100	5	20	(367)	589
Disposals	(2)	(19)	-	(2)	(7)	-	(30)
Translation differences	(23)	(76)	(13)	-	(4)	(16)	(132)
Balance as at December 31, 2018	861	6,482	1,975	153	251	515	10,237
Accumulated depreciation
Balance as at January 1, 2018	451	3,520	1,053	84	181	-	5,289
Depreciation for the year	24	234	96	7	12	-	373
Impairment	5	5	-	-	1	-	11
Disposals	(1)	(16)	-	(2)	(8)	-	(27)
Translation differences	(11)	(50)	(10)	-	(1)	-	(72)
Balance as at December 31, 2018	468	3,693	1,139	89	185	-	5,574
Depreciated balance as at December 31, 2018	393	2,789	836	64	66	515	4,663

(1) The additions for the year are presented net of items the construction of which were completed and accordingly were recorded in other categories in the “property, plant and equipment” section.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 11 - Property, Plant and Equipment (cont’d)

Land, roads and buildings	Installations and equipment	Dikes and evaporating ponds	Heavy mechanical equipment	Furniture, vehicles and equipment	Plants under construction and spare parts for installations (1)	Total
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Cost
Balance as at January 1, 2017	763	5,408	1,715	149	244	879	9,158
Additions	42	302	140	7	13	(14)	490
Disposals	(6)	(28)	-	(12)	(17)	-	(63)
Translation differences	49	136	33	7	9	35	269
Reclassification to assets held for sale	(4)	(30)	-	(1)	(7)	(2)	(44)
Balance as at December 31, 2017	844	5,788	1,888	150	242	898	9,810
Accumulated depreciation
Balance as at January 1, 2017	409	3,232	944	83	181	-	4,849
Depreciation for the year	23	227	84	7	14	-	355
Impairment	-	13	-	-	-	-	13
Disposals	(4)	(23)	-	(12)	(17)	-	(56)
Translation differences	24	85	25	7	6	-	147
Reclassification to assets held for sale	(1)	(14)	-	(1)	(3)	-	(19)
Balance as at December 31, 2017	451	3,520	1,053	84	181	-	5,289
Depreciated balance as at December 31, 2017	393	2,268	835	66	61	898	4,521

(1) The additions for the year are presented net of items the construction of which were completed and accordingly were recorded in other categories in the “property, plant and equipment” section.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 12 - Intangible Assets

A.	Composition

Goodwill	Concessions and mining rights	Trademarks	Technology / patents	Customer relationships	Exploration and evaluation assets	Computer application	Others	Total
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Cost
Balance as at January 1, 2018	348	216	91	80	183	39	76	34	1,067
Additions	-	-	-	1	-	1	13	1	16
Disposals	-	-	-	-	-	-	-	(2)	(2)
Translation differences	(17)	(6)	(3)	(6)	(5)	(1)	(2)	-	(40)

Balance as at December 31, 2018	331	210	88	75	178	39	87	33	1,041

Amortization and impairment losses
Balance as at January 1, 2018	22	63	24	35	94	25	61	21	345
Amortization for the year	-	5	3	5	10	1	4	2	30
Impairment	-	-	-	3	3	-	-	-	6
Disposals	-	-	-	-	-	-	-	(1)	(1)
Translation differences	-	-	(1)	(4)	(2)	(1)	(2)	-	(10)

Balance as at December 31, 2018	22	68	26	39	105	25	63	22	370

Amortized Balance as at December 31 ,2018	309	142	62	36	73	14	24	11	671

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 12 - Intangible Assets (cont'd)

A.	Composition (cont’d)

Goodwill	Concessions and mining rights	Trademarks	Technology / patents	Customer relationships	Exploration and evaluation assets	Computer application	Others	Total
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Cost
Balance as at January 1, 2017	398	205	86	80	214	35	65	76	1,159
Additions	-	-	-	3	-	1	10	3	17
Discontinuance of consolidation	(55)	-	-	-	-	-	-	-	(55)
Translation differences	16	11	7	7	16	3	2	1	63
Reclassification to assets held for sale	(11)	-	(2)	(10)	(47)	-	(1)	(46)	(117)

Balance as at December 31, 2017	348	216	91	80	183	39	76	34	1,067

Amortization and impairment losses
Balance as at January 1, 2017	21	57	19	34	88	9	57	50	335
Amortization for the year	-	6	3	5	12	1	3	5	35
Impairment	-	-	1	-	-	14	-	-	15
Translation differences	1	-	1	3	5	1	2	1	14
Reclassification to assets held for sale	-	-	-	(7)	(11)	-	(1)	(35)	(54)
								-
Balance as at December 31, 2017	22	63	24	35	94	25	61	21	345

Amortized Balance as at December 31 ,2017	326	153	67	45	89	14	15	13	722

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 12 - Intangible Assets (cont'd)

B. Total book value of intangible assets having defined useful lives and those having indefinite useful lives are as follows:

As at December 31
2018	2017
$ millions	$ millions

Intangible assets having a defined useful life	332	365
Intangible assets having an indefinite useful life	339	357
	671	722

Note 13 - Impairment Testing

Impairment testing for intangible assets with an indefinite useful life

Goodwill - The goodwill is not monitored for internal reporting purposes and, accordingly, it is allocated to the Company’s operating segments and not to the cash-generating units, the level of which is lower than the operating segment. The examination of impairment in the carrying amount of the goodwill is made accordingly.

Trademarks - For impairment testing purpose, the trademarks with indefinite useful life were allocated to the cash-generating units, which represent the lowest level within the Company.

The carrying amounts of intangible assets with an indefinite useful life are as follows:

As at December 31
2018	2017
$ millions	$ millions

Goodwill
Phosphate Solutions	127	140
Industrial Products	92	93
Innovative Ag. Solutions	71	73
Potash	19	20
	309	326

Trademarks
Industrial Products, United States	13	13
Phosphate Solutions, United States	12	12
Industrial Products, Europe	5	6
	30	31
	339	357

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 13 - Impairment Testing (cont’d)

Impairment testing for intangible assets with an indefinite useful life (cont’d)

As a result of a structural change, which entered into effect on August 31, 2018, (see Note 5) the Company is operating through four business segments and consequently, goodwill has been reallocated to the new segments. The comparative Goodwill amounts have been restated to reflect this change.

In preparation of the goodwill impairment testing, the after‑tax discount rate used for the calculation of the recoverable amount of the operating segments is 9.5% nominal. The long‑term growth rate is between 0% and 2%, in industries and markets in which the Company is engaged.

The recoverable amount of the operating segments was determined based on their value in use, which is an internal valuation of the discounted future cash flows that will be generated from the continuing operation of the operating segments. The examinations determined that the carrying amount of the operating segments is lower than their recoverable amount and, accordingly, no impairment loss was recognized.

Note 14 - Derivative Instruments

As at December 31, 2018		As at December 31, 2017
Assets	Liabilities	Assets	Liabilities
$ millions		$ millions

Included in current assets and liabilities:
Foreign currency and interest derivative instruments	13	(16)	1	(3)
Derivative instruments on energy and marine transport	-	(5)	4	-

	13	(21)	5	(3)

Included in non-current assets and liabilities:
Foreign currency and interest derivative instruments	15	-	64	(3)

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 15 - Credit from Banks and Others

A.	Composition

As at December 31
2018	2017
$ millions	$ millions

Short-term credit

From financial institutions	544	635
From the parent company	-	175
	544	810
Current maturities
Long-term loans from financial institutions	32	12
Long-term loans from others	34	-
Total Short-Term Credit	610	822

Long- term debt and debentures
Loans from financial institutions	377	786
Other loans	35	98
	412	884
Less – current maturities	66	12
	346	872

Marketable debentures	1,195	1,241
Non-marketable debentures	274	275

Total Long- term debt and debentures	1,815	2,388

For additional information, see Note 23.

B. Yearly movement in Credit from Banks and Others*

As at December 31
2018	2017
$ millions	$ millions

Balance as at January 1	3,227	3,399

Changes from financing cash flows
Receipt of long-term debt	1,746	966
Repayment of long-term debt	(2,115)	(1,387)
Repayment of short-term credit, net of receipt	(283)	147
Interest paid	(103)	(111)
Total net financing cash flows	(755)	(385)

Effect of changes in foreign exchange rates	(63)	101
Other changes	33	112

Balance as at December 31	2,442	3,227

(*) Short term credit, loans and debentures, including interest payables.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 15 - Credit from Banks and Others (cont’d)

C. Maturity periods

Following are the future maturity periods of the credit and the loans from banks and others, including debentures (net of current maturities):

As at December 31
2018	2017
$ millions	$ millions

Second year	17	261
Third year	273	18
Fourth year	113	213
Fifth year	308	644
Sixth year and thereafter	1,104	1,252
	1,815	2,388

For additional information, see Note 15F below.

D. Restrictions on the Group relating to the receipt of credit

As part of the loan agreements the Group has signed, various restrictions apply including financial covenants, a cross‑default mechanism and a negative pledge.

Set forth below is information regarding the financial covenants applicable to the Company as part of the loan agreements and the compliance therewith:

Financial Covenants (1)	Financial Ratio Required under the Agreement	Financial Ratio December 31,
2018

Total shareholder's equity	Equity greater than 2,000 million dollars	3,781 million dollars

The Ratio of the EBITDA to the net interest expenses	Equal to or greater than 3.5	11.17

Ratio of the net financial debt to EBITDA (2)	Less than 4.0	1.62

Ratio of certain subsidiaries loans to the total assets of the consolidated company	Less than 10%	1.87%

(1)	Examination of compliance with the above‑mentioned financial covenants is made as required based on the Company's consolidated financial statements. As at December 31, 2018, the Company complies with its financial covenants.

(2)	According to the Company’s covenants, the required ratio of the net financial debt to EBITDA as of January 1, 2019 will be reduced to 3.5.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 15 - Credit from Banks and Others (cont'd)

E. Sale of receivables under securitization transaction

In 2015, the Company and certain Group subsidiaries (hereinafter – the Subsidiaries) signed a series of agreements regarding a securitization transaction with three international banks (hereinafter – the Lending Banks) for the sale of their trade receivables to a foreign company which was established specifically for this purpose and which is not owned by the ICL Group (hereinafter – the Acquiring Company).

Those agreements replace the prior securitization agreements which came to an end in July 2015. The main structure of the new securitization agreement is the same as the prior securitization agreement. The Company's policy is to utilize the securitization limit based on its cash flow needs, alternative financing sources and market conditions. The new securitization agreement will expire in July 2020. Under the agreements, ICL undertook to comply with a financial covenant whereby the ratio of net debt to EBITDA will not exceed 4.75. If ICL does not meet with this ratio, the Acquiring Company can discontinue acquiring new trade receivables (without affecting the existing acquisitions). As at the date of the report, ICL meet the above financial covenant.

The Acquiring Company finances acquisition of the debts by means of a loan received from a financial institution, which is not related to ICL. As at December 31, 2018, the amount of the securitization framework is $350 million.
The period in which the Subsidiaries are entitled to sell their trade receivables to the Acquiring Company is five years from the closing date of the transaction, where both parties have the option at the end of each year to give notice of cancellation of the transaction. Once the Company transferred its trade receivables, it no longer has the right to sell them to another party. The selling price of the trade receivables is the amount of the debt sold, less the calculated interest cost based on the anticipated period between the sale date of the customer debt and its repayment date. Upon acquisition of the debt, the Acquiring Company pays most of the debt price in cash and the remainder in a subordinated note, which is paid after collection of the debt sold. The rate of the cash consideration varies according to the composition and behavior of the customer portfolio. The Subsidiaries handle collection of the trade receivables included in the securitization transaction, on behalf of the Acquiring Company. In the case of a credit default, the Company bears approximately 30% of the overall secured trade receivable balance.

In addition, as part of the agreements several conditions were set in connection with the quality of the customer portfolios, which give the Lending Banks the option to end the undertaking or determine that some of the Subsidiaries, the customer portfolios of which do not meet the conditions provided, will no longer be included in the securitization agreements.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 15 - Credit from Banks and Others (cont'd)

E. Sale of receivables under securitization transaction (cont’d)

Based on the above terms, the securitization of trade receivables does not meet the conditions for derecognition of financial assets prescribed in International Standard IFRS 9, regarding Financial Instruments – Recognition and Measurement, since the Group did not transfer all the risks and rewards deriving from the trade receivables. Therefore, the receipts received from the Acquiring Company are presented as a financial liability as part of the short-term credit. As of December 31, 2018, utilization of the securitization facility and trade receivables within this framework amounted to $ 332 million (December 31, 2017 - $331 million).

The value of the transferred assets (which is approximately their fair value), fair value of the associated liabilities and net position are as follows:

Year ended December 31,
2018	2017	2016
$ millions	$ millions	$ millions

Carrying amount of the transferred assets	332	331	331
Fair value of the associated liabilities	332	331	331
Net position *	-	-	-

 * Less than $1 million.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 15 - Credit from Banks and Others (cont'd)

F. Information on material loans and debentures outstanding as at December 31, 2018:

Instrument type	Loan date	Original principal (millions)	Currency	Carrying amount ($ millions)	Interest rate	Principal repayment date	Additional information
Loan-Israeli institutions	November 2013	300	Israeli Shekel	67	4.74% (1)	2015-2024 (annual installment)	Partially prepaid
Debentures (private offering) – 3 series	January 2014	84 145 46	U.S Dollar	84 144 46	4.55% 5.16% 5.31%	January 2021 January 2024 January 2026
Loan-international institutions	July 2014	27	Euro	25	2.33%	2019-2024	Partially prepaid
Debentures - Series D	December 2014	800	U.S Dollar	182	4.50%	December 2024	(2)
Loan - European Bank	December 2014	161	Brazilian Real	19	CDI+1.35%	2015-2021 (Semiannual installment)
Debentures - Series E	April 2016	1,569	Israeli Shekel	416	2.45%	2021- 2024 (annual installment)
Loan - others	April - October, 2016	600	Chinese Yuan Renminbi	29	5.23%	2019	(3)
Loan - Asian Banks	June - October, 2018	600	Chinese Yuan Renminbi	87	4.79% - 5.44%	2019
Loan - Asian Bank	April 2018	400	Chinese Yuan Renminbi	58	CNH Hibor + 0.50%	2019
Debentures - Series F	May 2018	600	U.S Dollar	596	6.38%	May 2038	(4)
Loan - European Bank	December 2018	70	U.S Dollar	70	Libor + 0.66%	December 2021

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 15 - Credit from Banks and Others (cont'd)

F. Information on material loans and debentures: (cont’d)

Additional Information:

(1)	From April 2018, in accordance with the loan agreement, there has been a decrease in the interest rate, from 4.94% to 4.74%.

(2)	Debentures Series D

Private issuance of debentures pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended, to institutional investors in the U.S., Europe, and Israel. The notes are registered for trade in the TACT Institutional; by the Tel-Aviv Stock Exchange Ltd. The notes have been rated BBB (stable). In March 2017, the rating company “Fitch Rating Ltd.” lowered the Company’s credit rating, together with the rating of the debentures, from BBB to BBB- with a stable rating outlook. In November 2017, the rating company “Standard & Poor’s” reaffirmed the Company’s credit rating, together with the rating of the debentures, at BBB-, with a stable rating outlook. On May 29, 2018, the Company completed a cash tender offer for its Series D debentures. Following the tender offer, the Company repurchased an amount of $616 million out of the original principal amount of $800 million.

On May 10, 2018 and on June 21, 2018, respectively, the credit rating agency S&P ratified the Company’s international credit rating, BBB- with a stable rating outlook, and credit rating agency Maalot ratified the Company’s credit rating, ‘ilAA’ with a stable rating outlook.

(3)	Loans from others

In July 2018, ICL and YTH agreed to convert their owner’s loans in the YPH joint venture (each company holds 50%) in the amount of $146 million into equity by issuing shares. As a result, the consolidated debt was reduced by $73 million against “non‑controlling interest” equity balance.

(4)	Debentures-Series F

On May 31, 2018, the Company completed a private offering of senior unsecured notes to institutional investors pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933. According to the terms of the Series F Debentures, the Company is required to comply with certain covenants, including restrictions on sale and lease-back transactions, limitations on liens, and standard restrictions on merger and/or transfer of assets. The Company is also required to offer to repurchase the Series F Debentures upon the occurrence of a "change of control" event, as defined in the indenture for the Series F Debentures. In addition, the terms of the Series F Debentures include customary events of default, including a cross‑acceleration to other material indebtedness. The Company is entitled to optionally repay the outstanding Series F Debentures at any time prior to the final repayment date, under certain terms, subject to payment of an agreed early repayment premium. The Series F Debentures have been rated BBB- by S&P Global Inc. and Fitch Rating Inc. with a stable rating outlook.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 15 - Credit from Banks and Others (cont'd)

G. Credit facilities:

Issuer	European bank (1)	Group of twelve international banks (2)	European bank (3)
Date of the credit facility	March 2014	March 2015	December 2016
Date of credit facility termination	March 2019	March 2023	May 2025
The amount of the credit facility	USD 35 million Euro 100 million	USD 1,200 million	USD 100 million
Credit facility has been utilized	Euro 40 million	USD 200 million	USD 70 million
Interest rate	Up to 33% use of the credit: Libor/Euribor + 0.90%. From 33% to 66% use of the credit: Libor/Euribor + 1.15% 66% or more use of the credit: Libor/Euribor + 1.40%	Up to 33% use of the credit: Libor/Euribor + 0.70%. From 33% to 66% use of the credit: Libor/Euribor + 0.80% 66% or more use of the credit: Libor/Euribor + 0.95%	Libor + 0.45% + spread
Loan currency type	USD and Euro loans	USD and Euro loans	USD loans
Pledges and restrictions	Financial covenants - see Section D, a cross-default mechanism and a negative pledge.	Financial covenants - see Section D, a cross-default mechanism and a negative pledge.	Financial covenants - see Section D and a negative pledge.
Non-utilization fee	0.32%	0.21%	0.30%

(1)	After the date of the report, the Company elected not to realize the option of revolving credit facility extension, and to repay the utilized credit facility on the date of its termination.

(2)
In October 2018, the Company entered into an agreement according to which, its commitment under certain revolving credit facility agreements will be reduced by a total aggregate amount of $655 million, to an amount of $1.2 billion.

(3)
In June 2018, the maturity date of the credit facility was extended to 2025. In November 2018, the credit facility was reduced from $136 million to $100 million. As at the date of the report, the Company utilized $70 million of that credit facility.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 15 - Credit from Banks and Others (cont'd)

H. Pledges and Restrictions Placed in Respect of Liabilities

1)
The Group has undertaken various obligations in respect of loans and credit received from non‑Israeli banks, including a negative pledge whereby the Group, committed, among other things, in favor of the lenders, to limit guarantees and indemnities to third parties (other than the guarantees in respect to subsidiaries) up to an agreed amount for $550 million. The Group has also undertaken to grant loans only to subsidiaries and to associated companies in which it holds at least 25% of the voting rights – not more than stipulated by the agreement with the banks. ICL has further committed not to grant any credit, other than in the ordinary course of business, and not to register any charges, including rights of lien, except those defined in the agreement as “liens permitted to be registered” on its existing and future assets and income. For further information regarding to the covenants in respect of these loans, see item D above.

2)
In the third quarter of 2018, YPH JV entered into loan agreements in the total amount of RMB 500 million ($74 million) with the Bank of China. Since the partner (YTH) provided the bank with a full guarantee against the said loan, the Company pledged a portion of its shares in YPH JV (22%), which represents its part of the debt to YTH (RMB 250 million). The pledge agreement does not include restrictions on, among others, management of YPH JV's operations. The realization of the pledge will take place only if the guarantee is forfeited. For further information relating to loan for Bank of China, see item F above.

3)	As at December 31, 2018 the total guarantees the Company provided were about $79 million.

Note 16 – Other Current Liabilities

As at December 31
2018	2017
$ millions	$ millions

Employees	284	269
Accrued expenses	85	83
Governmental (mainly in respect of royalties) (1)	61	67
Current tax liabilities	112	88
Others	105	88

	647	595

(1)	See Note 20.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 17 - Taxes on Income

A. Taxation of companies in Israel

1. Income tax rates

Presented hereunder are the tax rates relevant to the Company in the years 2016–2018 and after:

2016 – 25%

2017 – 24%

2018 and after 23%

On December 22, 2016 the Israeli Knesset plenary passed the Economic Efficiency Law (Legislative Amendments for Achieving the Budget Targets for 2017 and 2018), 2016, which provides, among other things, for a reduction of the Companies Tax rate from 25% to 23% in two steps – the first step to the rate of 24% commencing from 2017 and the second step to the rate of 23% commencing from 2018 and thereafter, along with reduction of the tax rate applicable to “Preferred Enterprises” (see A.2.b below) regarding factories in the peripheral suburban areas, from 9% to 7.5%, as part of amendment of the Law for Encouragement of Capital Investments.
The current taxes for the periods reported are calculated in accordance with the tax rates shown above.

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

The benefit granted to the company is mainly reduced tax rates.

The Company chose 2005 as the election year of a "tax exemption" track. The benefits deriving from this track ended in 2014. Within those years the Company benefited from reduced tax rates as well as in some cases full tax exemption.
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

As at December 31, 2018, the temporary difference related to distribution of a dividend from exempt income, in respect of which deferred taxes were not recognized, is in the amount of about $650 million of distributable amount and about $162 million of derived taxes.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 17 - Taxes on Income (cont’d)

A. Taxation of companies in Israel (cont’d)

2. Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (cont’d)

a) Beneficiary Enterprises (cont’d)

Under the “Ireland” track, the company paid reduced tax rate of 11.5% as of 2008 on parts of its income. The benefit deriving from the "Ireland" track ended in 2017.

The part of the taxable income entitled to benefits at reduced tax rates is calculated based on the ratio of the turnover of the “Beneficiary Enterprise” to the Company’s total turnover. The turnover attributed to the “Beneficiary Enterprise” is generally calculated according to the increase in the turnover compared to a “base” turnover, which is the average turnover in the three years prior to the year of election of the “Beneficiary Enterprise”.

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

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 17 - Taxes on Income (cont’d)

A. Taxation of companies in Israel (cont’d)

2. Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (cont’d)

b) Preferred Enterprises (cont’d)

On November 30, 2015, the Economic Efficiency Law was passed by the Knesset, which expanded the exception to all of the Enterprise’s activities up to the time of the first marketable product (for additional details – see Section 4 below). Nonetheless, tax benefits to which a Beneficiary Plant is entitled will not be cancelled in respect of investments up to December 31, 2012. Therefore, those plants will be able to utilize the tax benefits in respect of qualifying investments made up to December 31, 2012, in accordance with the provisions of the old law.

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

3. The Law for the Encouragement of Industry (Taxation), 1969

a)
Some of the Company’s Israeli subsidiaries are “Industrial Enterprise”, as defined in the above‑mentioned law. In respect of buildings, machinery and equipment owned and used by any  "Industrial Enterprise", the Company is entitled to claim accelerated depreciation as provided by the Income Tax Regulations – Adjustments for Inflation (Depreciation Rates), 1986 which allow accelerated depreciation to any "Industrial Enterprise" as of the tax year in which each asset is first placed in service.

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

4. The Law for Taxation of Profits from Natural Resources

The Law for Taxation of Profits from Natural Resources (hereinafter – the Law), is effective since January 1, 2016. The government take on natural resources in Israel includes three elements: Royalties, Natural Resources Tax and Companies Income Tax. The highlights of the Law are set forth below:

Royalties:

In accordance with the Mines Ordinance, the rate of the royalties, in connection with resources produced from the quarries, will be 5%. For production of phosphates, the royalty rate is 5% of the value of the quantity produced.

Pursuant to the salt harvesting agreement signed with the Government in July 2012, the parties agreed, inter‑alia, to an increase in the rate of the royalties from 5% to 10% of the sales, for quantities of chloride potash DSW sells in excess of 1.5 million tonnes annually.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 17 - Taxes on Income (cont'd)

A. Taxation of companies in Israel (cont'd)

4. The Law for Taxation of Profits from Natural Resources (cont’d)

In addition, the salt harvesting agreement states that if legislation is enacted that changes the specific fiscal policy in connection with profits or royalties deriving from the mining of quarries from the Dead Sea, the Company's consent to the increase of the royalties' rate on the surplus quantities referred to above will not apply, after the enactment of the legislation, to the period in which such additional tax is collected as stated in the said legislation. In January 2016, the Law entered into effect and accordingly the rate of the royalties' provision was updated to 5%. For additional information - see Note 20C.

Imposition of Natural Resources Tax:

The Natural Resources Tax is applied for all minerals from 2016 and for Potash from 2017. The tax base, which will be calculated for every mineral separately, is the mineral’s operating income in accordance with the accounting statement of income, to which certain adjustments will be made, less financing expenses at the rate of 5% of the mineral’s average working capital, and less an amount that reflects a yield of 14% on the property, plant and equipment used for production and sale of the quarried material (hereinafter – the Yield on the Property, Plant and Equipment). On the tax base, as stated, a progressive tax will be imposed at a rate to be determined based on the Yield on the Property, Plant and Equipment in that year. For the Yield on the Property, Plant and Equipment between 14% and 20%, Natural Resources Tax will be imposed at the rate of 25%, while the yield in excess of 20% will be subject to Natural Resources Tax at the rate of 42%. In years in which the Natural Resources Tax base is negative, the negative amount will be carried forward from year to year and will constitute a tax shield in the succeeding tax year. The above computations, including the right to use prior years’ losses, are made separately, without taking into account setoffs, for each natural resource production and sale activity.

Limitations on the Natural Resources Tax – the Natural Resources Tax will only apply to profits deriving from the actual production and sale of each of the following resources: potash, bromine, magnesium and phosphates, and not to the profits deriving from the downstream industrial activities. Calculation of the Natural Resources Tax will be made separately for every mineral. Nonetheless, regarding Magnesium, it was provided that commencing from 2017, upon sale of carnalite by DSW to Magnesium and reacquisition of a Sylvinite by‑product by DSW, Magnesium will charge DSW $100 per tonne of potash which is produced from the Sylvinite (linked to the CPI).

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

Notes to the Consolidated Financial Statements as at December 31, 2018

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

1)	The price for a unit of bromine (tonne) provided in the transaction;

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

1)	The price for a unit of phosphate (tonne) provided in the transaction;

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

The Company took a tax filing position, according to which, all the Dead Sea minerals should be taxed as a unified mineral under the above-mentioned mechanism.

Companies Tax:

The Law for Encouragement of Capital Investments was revised such that the definition of a “Plant for Production of Quarries” will include all the plant’s activities up to production of the first marketable natural resource, of potash, bromine, magnesium and phosphates. Accordingly, activities involved with production of the resource will not be entitled to tax benefits under the Law, whereas activities relating to downstream products, such as bromine compounds, acids and fertilizers, will not constitute a base for calculating the Excess Profits Tax and will not be exempted from inclusion in the Law.

The Natural Resource Tax will be deductible from the Company's taxable income and the Company will pay the Companies Tax on the balance as is customary in Israel.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 17 - Taxes on Income (cont'd)

B. Taxation of non-Israeli subsidiaries

Subsidiaries incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence. The principal tax rates applicable to the major subsidiaries outside Israel are as follows:

Country	Tax rate	Note
Brazil	34%
Germany	29%
United States	26%	(1)
Netherlands	25%	(3)
Spain	25%
China	25%
United Kingdom	19%	(2)

(1)
The tax rate above includes federal and states tax. In December 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (hereinafter - the Tax Act). The Tax Act significantly revises the future ongoing U.S. federal corporate income tax by, among other things, lowering U.S. corporate income tax rates and implementing a territorial tax system. The lower corporate income tax rates are effective as of January 1, 2018. The Company examined the effects of the Tax Act's implementation and found that the main impact is the re‑measurement of the deferred tax assets and liabilities to incorporate the lower Federal corporate tax rate of 21% and as a result, in the financial statements of 2017, the Company reduced the balances of the assets and liabilities for deferred taxes, in the net amount of $13 million.

The Tax Act is comprehensive and complex and may lead to future interpretations regarding the manner of its implementation, which may impact the Company’s estimations and conclusions. The Company believes the tax expenses and liabilities in its financial statements are in accordance with the Tax Act and represent its best estimate.
(2)	The tax rate in the UK was reduced to 19% effective from April 1, 2017 and 17% commencing from April 1, 2020.

(3)	The tax rates in the Netherlands will be reduced, in stages, by the total of 4% by 2021, as follows: 1% in 2019, 1.5% in 2020 and 1.5% in 2021. In 2021, The tax rate will be 21%.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 17 - Taxes on Income (cont'd)

C. Carried forward tax losses

As at December 31, 2018, the balances of the carryforward tax losses of subsidiaries for which deferred taxes were recorded, is about $477 million (December 31, 2017 – about $308 million).

As at December 31, 2018, the balances of the carryforward tax losses to future years of subsidiaries for which deferred taxes were not recorded, is about $322 million (December 31, 2017 – about $322 million).

As at December 31, 2018, the capital losses for tax purposes available for carryforward to future years for which deferred taxes were not recorded is about $134 million (December 31, 2017 – about $159 million).

As at December 31, 2018, the capital losses for tax purposes available for carryforward to future years for which deferred taxes were recorded is to about $15 million (December 31, 2017 – about $16 million).

D. Tax assessments

1)
The Company and the main operational companies in Israel (DSW, Rotem, Bromine, DSM, BCL and F&C), along with most of the other companies in Israel, have received final tax assessments up to and including 2011. The main subsidiaries outside of Israel have final tax assessments up to and including 2011 and 2012.

2)
Israel - In December 2018, the Israeli Tax Authorities (hereinafter - the ITA) rejected the company's objection relating to an assessment issued to the Company and to certain Israeli subsidiaries, and demanded an additional tax payment, for the years 2012‑2014, in the amount of $73 million. The Company disputes the assessment and filed an appeal to the Jerusalem District Court. In the Company’s estimation, it is more likely than not that its claims will be accepted.

In addition, regarding tax assessment for the years 2010-2015 for Tetrabrom (one of the downstream production companies in Israel), in October 2018, the company reached an agreement with the ITA, which resulted in immaterial amounts.

3)
The company's subsidiary in Belgium recognized a notion deduction on its capital based on its interpretation of the Belgian tax law, which was validated by the Court of Appeals in Belgium. The tax authorities dispute the eligibility of the deduction by appealing to the Supreme Court against the Court of Appeals' resolution and issuing tax assessments in a total amount of $27 million for the years commencing 2010. The Company believes, it is more likely than not that its tax position will also be accepted by the Supreme Court.

4)
Currently, the Company is also under tax audits in Spain and Germany for the years 2012‑2015. As at the date of the report, there are no additional tax payment requests from the tax authorities, excluding immaterial amounts in Germany. The Company believes that the provisions in its books are sufficient.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 17 - Taxes on Income (cont'd)

E. Uncertain Tax Position

The measurement of the estimated Tax provisions as at December 31, 2018, requires judgment relating to certain tax positions, which may result in future demand for additional tax payments by the Tax authorities. A provision will be recorded only when the Company estimates that the chances of its positions to be accepted are lower than the chances they will be rejected. It is possible that the tax authorities will demand additional tax payments that are not known to the Company at this stage.

The Law for Taxation of Profits from Natural Resources in Israel (hereinafter – the Law) is a new law that entered into effect with respect to the bromine, phosphate and magnesium minerals in 2016, and with regard to the potash mineral, in 2017. As at the date of the report, no regulations have yet been issued under the Law (except regarding to advanced tax payments regulations published in July 2018), no circulars have been published and no court decisions have been rendered as to the implementation of this Law. The manner of application of the Law, including preparation of the financial statements for each mineral, involves interpretations and assumptions on a number of significant matters, which require management’s judgment.
Based on the law's interpretation, the Company’s position is that the carrying amount of the property, plant and equipment for the purpose of preparation of the Subsidiaries’ financial statements for 2016 and onward, which serve as a basis for the reports filed pursuant to the provisions of the Law,  can be presented on the basis of fair value revaluation, on the date the Law enters into effect. Presenting property, plant and equipment based on fair value revaluation is in accordance with one of the permitted methods in International Financial Reporting Standards (IFRS), which apply to the Company and its Subsidiaries and are accepted accounting principles in Israel. There is no resulting change in the Company's consolidated financial statements.

The tax authority's position could be materially different, even in very significant amounts, as a result of different interpretation regarding the implementation of the Law, including regarding matters other than the measurement of the property, plant and equipment. If the above-mentioned tax position is rejected by the Israel tax authority, meaning measurement of the property, plant and equipment, for this purpose, should have been in accordance with historical values, the result would be an increase in the company's tax liabilities in an aggregate amount of about $100 million for the years 2016-2018.
The Company estimates that it is more likely than not that its position will be accepted. As at the date of the report, the Company believes that the tax provision in its financial statements represents the best estimate of the tax payment expected to be incurred with reference to the Law.

Given the mineral's price environment, its effect on the profitability of the subsidiaries and after deduction of a 14% return on the balance of property, plant and equipment, as stated in the law, as at December 31, 2018, no natural resources tax liability was payable.

The total royalties paid by the company to the Israeli government in 2018 amounted to $133 million (see Note 20).

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 17 - Taxes on Income (cont'd)

F. Deferred income taxes

1. The composition of the deferred taxes and the changes therein, are as follows:

In respect of financial position				In respect of carry forward tax losses	Total
Depreciable property, plant and equipment and intangible assets	Inventories	Provisions for employee benefits	Other
$ millions

Balance as at January 1, 2017	(374)	45	75	2	99	(153)
Changes in 2017:
Amounts recorded in the statement of income	74	(17)	1	11	(36)	33
Change in tax rate	13	-	-	-	-	13
Amounts recorded to a capital reserve	-	-	3	5	-	8
Translation differences	(6)	-	5	-	1	-
Transfer to the group assets held for sale	2	-	-	1	-	3

Balance as at December 31, 2017	(291)	28	84	19	64	(96)

Changes in 2018:
Amounts recorded in the statement of income	(123)	(2)	(6)	-	55	(76)
Amounts recorded to a capital reserve	-	-	(3)	2	-	(1)
Translation differences	2	-	(1)	(1)	(2)	(2)

Balance as at December 31, 2018	(412)	26	74	20	117	(175)

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 17 - Taxes on Income (cont'd)

F. Deferred income taxes (cont'd)

2. The currencies in which the deferred taxes are denominated:

As at December 31
2018	2017
$ millions	$ millions

Euro	22	33
British Pound	21	22
U.S Dollar	(7)	10
Israeli Shekels	(204)	(166)
Other	(7)	5
	(175)	(96)

G. Taxes on income included in the income statements

1.  Composition of income tax expenses (income(

For the year ended December 31
2018	2017	2016
$ millions	$ millions	$ millions

Current taxes	53	208	68
Deferred taxes	76	(23)	(45)
Taxes in respect of prior years	-	(27)	32
	129	158	55

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 17 - Taxes on Income (cont'd)

G. Taxes on income included in the income statements (cont'd)

2.  Theoretical tax

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates in Israel (see A(2) above) and the tax expense presented in the statements of income:

For the year ended December 31
2018	2017	2016
$ millions	$ millions	$ millions

Income (loss) before income taxes, as reported in the statements of income	1,364	505	(117)
Statutory tax rate (in Israel)	23%	24%	25%
Theoretical tax expense (income)	314	121	(29)
Add (less) – the tax effect of:
Tax benefits deriving from the Law for Encouragement of Capital Investments net of natural Resources Tax	(20)	(4)	(3)
Differences deriving from additional deduction and different tax rates applicable to foreign subsidiaries (1)	(186)	23	(38)
Income taxes from intercompany dividend distribution	-	18	-
Deductible temporary differences for which deferred taxes assets were not recorded and non–deductible expenses	24	15	135
Taxes in respect of prior years	-	(27)	32
Impact of change in tax rates	-	(13)	(32)
Differences in measurement basis (mainly ILS vs USD)	(11)	18	1
Other differences	8	7	(11)
Taxes on income included in the income statements	129	158	55

(1)	Mainly related to the exempt income resulting from the sale of the fire safety and oil additives business in March 2018. For additional information see Note 10.

H. Taxes on income relating to items recorded in equity

For the year ended December 31
2018	2017	2016
$ millions	$ millions	$ millions

Tax recorded in other comprehensive income
Actuarial gains from defined benefit plan	(3)	3	8
Change in investments at fair value through other comprehensive income	-	5	(5)
Taxes in respect of exchange rate differences on equity loan to a subsidiary included in translation adjustment	2	(5)	(1)
Total	(1)	3	2

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 18 - Employee Benefits

A. Composition

Composition of employee benefits:

As at December 31
2018	2017
$ millions	$ millions

Fair value of plan assets	518	631
Termination benefits	(111)	(142)
Defined benefit obligation	(860)	(1,068)
	(453)	(579)

Composition of fair value of the plan assets:

As at December 31
2018	2017
$ millions	$ millions

Equity instruments
With quoted market price	200	197

Debt instruments
With quoted market price	164	179
Without quoted market price	119	145
	283	324

Deposits with insurance companies	35	110

	518	631

Notes to the Consolidated Financial Statements as at December 31, 2018

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

b)
The Group companies in Israel make current deposits in insurance policies in respect of employees holding management positions. These policies provide coverage for the severance pay liability in respect of the said personnel. Under employment agreements, subject to certain limitations, these insurance policies are the property of the employees. The amounts funded in respect of these policies are not reflected in the statements of financial position since they are not under the control and management of the Group.

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

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 18 - Employee Benefits (cont'd)

C. Pension and early retirement (cont'd)

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

2)
In May 2018, a collective labor agreement was signed between Dead Sea Works Ltd. (hereinafter - DSW) and the DSW’s Workers Council, the New General Organization of Workers in Israel and the Histadrut’s Negev District branch, for a period of five years (hereinafter – the Agreement), commencing on October 1, 2017, the termination date of the previous labor agreement. The key provisions of the Agreement are as follows:

a) Arrangement of wage increases to the employees to whom the Agreement applies;  b) completion of execution of the DSW efficiency plan by September 30, 2021, in accordance with the provisions specified in the Agreement; c) during the efficiency period, mentioned above, no collective dismissals shall be implemented; d) the declared labor disputes are cancelled and throughout the Agreement period appropriate labor relations shall be maintained and no actions shall be taken which may cause a work disruption; e) payment of a signing bonus upon signing of the Agreement.

Considering the aforesaid, in the financial statements for 2018, the Company recognized an expense in the amount of $5 million due to the signing bonus, under "salary expenses" in the statement of income.

3)
In January 2018, considering the Company's decision to discontinue the production of potash at ICL Boulby and to commence full production of Polysulphate in the second half of 2018, a personnel reduction's plan was approved. As a result, the Company recorded, in its financial statements of 2018, an increase of about $7 million under "provision for employee benefits".

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 18 - Employee Benefits (cont'd)

D. Post-employment retirement benefits

Some of the retirees of the Group companies receive, aside from the pension payments from a pension fund, benefits that are primarily holiday gifts and weekends. The companies’ liability for these costs accrues during the employment period. The Group companies include in their financial statements the projected costs in the post-employment period according to an actuarial calculation.

E. Movement in net defined benefit assets (liabilities) and in their components:

Fair value of plan assets		Defined benefit obligation		Defined benefit obligation, net
2018	2017	2018	2017	2018	2017
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Balance as at January 1	631	552	(1,068)	(934)	(437)	(382)

Income (costs) included in profit or loss:
Current service costs	-	-	(24)	(24)	(24)	(24)
Interest income (costs)	14	17	(26)	(29)	(12)	(12)
Past service cost	-	-	7	-	7	-
Effect of movements in exchange rates, net	(17)	23	37	(39)	20	(16)
Included in other comprehensive income:
Actuarial gains (losses) deriving from changes in financial assumptions	-	-	71	(42)	71	(42)
Other actuarial gains (losses)	(15)	25	-	-	(15)	25
Change in respect to translation differences, net	(19)	36	21	(65)	2	(29)
Other movements:
Benefits paid	(38)	(36)	73	64	35	28
Conversion to defined contribution plans	(49)	-	49	-	-	-
Transferred to assets held for sale	-	-	-	1	-	1
Employer contribution	11	14	-	-	11	14
Balance as at December 31	518	631	(860)	(1,068)	(342)	(437)

The actual return (loss) on plan assets in 2018 is $(-1) million compare with $42 million in 2017 and $47 million in 2016.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 18 - Employee Benefits (cont’d)

F. Actuarial assumptions

Principal actuarial assumptions as of the reporting date (expressed as weighted averages):

For the year ended December 31
2018	2017	2016
%	%	%

Discount rate as at December 31	3.0	2.7	2.9
Future salary increases	3.3	3.2	2.6
Future pension increase	2.2	2.2	2.2

The assumptions regarding the future mortality rate are based on published statistics and accepted mortality tables.

G. Sensitivity analysis

Assuming all other assumptions remain constant, the following reasonable possible changes effect the defined benefit obligation as of the date of the financial statements in the following manner:

December 2018
Decrease 10%	Decrease 5%	Increase 5%	Increase 10%
$ millions	$ millions	$ millions	$ millions

Significant actuarial assumptions
Salary increase	18	9	(9)	(18)
Discount rate	(32)	(16)	16	32
Mortality table	(17)	(9)	9	17

H. Effect of the plans on the Group's future cash flows

The expenses recorded in respect of defined contribution plans in 2018 are $35 million (in 2017 and 2016 $37 million and $38 million, respectively).

The Company’s estimate of the deposits expected to be made in 2019 in funded defined benefit plans is about $10 million.

In the Company’s estimation, as at December 31, 2018, the life of the defined benefit plans, based on a weighted average, is about 13.8 years (2017 – about 16.3 years).

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 19 – Provisions

Composition and changes in the provision

Restoration's site and equipment's dismantling	Legal claims	Other	Total
$ millions	$ millions	$ millions	$ millions

Balance as at January 1, 2018	194	28	49	271
Provisions recorded during the period (1)	25	2	-	27
Provisions reversed during the period	(3)	-	(6)	(9)
Payments during the period	(6)	(11)	-	(17)
Translation differences	(5)	(1)	-	(6)
Balance as at December 31, 2018	205	18	43	266

(1)	For additional information, see Note 20.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 20 - Commitments, Concessions and Contingent Liabilities

A. Commitments

(1)
Several of the Group’s subsidiaries have entered into agreements with suppliers for the purchase of raw materials and energy in the ordinary course of business, for various periods ending on December 31, 2023. As of December 31, 2018, the total amount of the commitments under the said purchase periods of the agreements is about $2.67 billion. This item takes into consideration part of the agreements described below.

(2)
Several of the Group’s subsidiaries have entered into agreements with suppliers for the acquisition of property, plant and equipment. As at December 31, 2018, the subsidiaries have capital purchase commitments of about $368 million. This item takes into consideration part of the agreements described below.

(3)
In October 2017, Dead Sea Works (hereinafter - DSW) signed an agreement, the cost of which for ICL is $280 million, for the execution of the first stage of the Salt Harvesting Project, with a contracting company Holland Shallow Seas Dredging Ltd., which includes, among others, the construction of a special dredger that is designed to execute the salt harvesting. The dredger is expected to enter into service towards the end of 2019. For further information - see item C(2).

(4)
In 2017 and 2018, DSW signed agreements with several execution and infrastructure companies, in a total amount of $160 million (out of the total project cost of about $250 million), for construction of the new pumping station (hereinafter - the P-9 Pumping Station). The P-9 Pumping Station is expected to commence its operation during the year 2020. For further information – see item C(2).

(5)
Subsequent to the date of the report, in February 2019, the Company signed agreements for the sale of two office buildings, located in Be'er Sheva, Israel, for a total consideration of NIS 78 million ($21 million). The carrying amount of the two buildings is $7.3 million. Concurrent with the sale agreements, the Company signed lease agreements for the said buildings, for a period of 10 years with an option to terminate after four years. In accordance with IFRS16, since the above‑mentioned transactions meet the definition of sale and leaseback, part of the expected profit will be deferred by being deducted from the right‑to‑use asset.

(6)
In 2012, the Company started the construction of a new cogeneration power station (EPC) in Sodom, Israel (hereinafter – the Station). The Station has a production capacity of about 330 tonnes of steam per hour and about 230 MW, which supply electricity and steam requirements for the production plants at the Sodom site and for third party customers. In August 2018, the process of certification approval was completed, and the Power Station started operating in full. The Company intends to operate the Station concurrently with the existing power station, which will continue operating on a partial basis in a "hot back‑up" format, for production of electricity and steam. The total power produced at both stations can reach up to 245 MW.

Regarding to the construction agreement of the Station, in light of the continued violations by the executing contractor (the Spanish Company - Abengoa), in September 2017, the Company notified of the cancellation of the agreement. Due to financial disputes between the Company and Abengoa, in November 2018, the Company announced the initiation of an arbitration proceeding, in accordance with the provisions of the agreement.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 20 - Commitments, Concessions and Contingent Liabilities (cont'd)

A. Commitments (cont'd)

(6)	(cont'd)

In the Company's estimate, the damages caused by Abengoa amounted to about euro 77 million (about $ 84 million). On January 30, 2019, Abengoa submitted its response, denying ICL's claims, and claiming a payment of euro 15 million ($17 million) for the contract's termination, which was, allegedly, done unlawfully and for convenience. As at the date of the report, considering the early stages of the proceedings, there is a difficulty in estimating the chances of the outcome.

(7)
In February 2018, the Company entered into two supply agreements with Tamar and “Leviathan” reservoir (hereinafter – the Agreements), to secure its gas supply needs until the end of 2025 or until the entry of the “Karish” and “Tanin” reservoirs into service, whichever occurs first. The gas price in the Agreements is in accordance with the gas price formulas stipulated under the government’s gas outline. The Company anticipates that the scope of the annual gas consumption will be about 0.75 BCM.

The Company is entitled to terminate the Agreements in order to start the new agreement with Energean Israel Ltd. (hereinafter – “Energean”), which was signed in December 2017. According to the new agreement, Energean will supply up to 13 BCM of natural gas over a period of 15 years, amounting to about $1.9 billion. Energean holds licenses for development of the Karish and Tanin gas reservoirs, which are located in Israel’s territorial waters. Supply of the natural gas is expected to commence, at the earliest, in the first half of 2021, depending on completion of the development and commencement of production of natural gas from the reservoirs, and will be used for running ICL’s factories and power stations in Israel. In November 2018, following the completion of Energean's Financial Closing, all precedent conditions for the closing of the agreement have been met.

(8)
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

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 20 - Commitments, Concessions and Contingent Liabilities (cont'd)

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

In 2015, the Minister of Finance appointed a team to determine the “governmental activities to be conducted towards the end of the concession period”. The public’s comments in this matter were submitted to the team. Based on the interim report and its recommendations published in May 2018, and following a public hearing, on January 21, 2019, the Israeli Ministry of Finance released the final report of the inter-ministry team headed by Mr. Yoel Naveh, former Chief Economist, which includes a series of guidelines and recommendations regarding the actions that the government should take towards the end of the concession period. As at the date of the report, since the report includes guiding principles and a recommendation to establish sub-teams to implement such principles, the Company is unable to assess, at this stage, the concrete implications, manner in which the recommendations would be implemented in practice and on which schedules. In addition, there is no certainty as to how the Government would interpret the Concession Law and the manner in which this process and methodology would ultimately be implemented.

The Financial Statements were prepared under the assumption that DSW will continue to operate the relevant assets for at least their remaining useful lives. In addition, the Financial Statements were prepared under the assumption that it is more likely than not that ICL will not sell DSW.

In addition, in 2015, the Minister of Finance appointed a team headed by the (former) Accountant General to evaluate the manner in which, according to the current concession, the replacement value of DSW’s tangible assets would be calculated assuming that these assets would be returned to the government at the end of the concession period. The determination date of the actual calculation is only in 2030. As far as the Company is aware, this work has not yet been completed.

In December 2018, the Company received an opinion from an independent appraiser regarding the fair value of the property, plant and equipment of the subsidiaries Dead Sea Works, Dead Sea Bromine and Dead Sea Magnesium in Israel (hereinafter – the Subsidiaries). The Opinion was prepared mainly for the Subsidiaries’ financial statements for 2016 and onward, which serve as a basis for the reports filed pursuant to the provisions of the Taxation of Natural Resources Law. The Property, Plant and Equipment value provided in the opinion is based on the Replacement Cost methodology and is estimated at about $6 billion, as at December 31, 2015, and at December 31, 2016.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

B. Concessions (cont’d)

(1)	Dead Sea Works Ltd. (hereinafter – DSW) (Cont’d)

Though the assets assessed for tax purposes and the assets that may be valuated under the Concession Law are highly correlated, there is no complete identity between them. The Company believes that the applied Replacement Cost Methodology used in the opinion for estimating the fair value coincides with the methodology mentioned in the Concession Law for future valuation of the Property, Plant and Equipment upon termination of the concession period. Nevertheless, there could be other interpretations to the manner of implementation of the Concession Law’s provisions with respect to the valuation methodology, hence, the estimated value with respect to the Concession Law could materially differ from the value provided in the said opinion, even with respect to the same assets and dates. It is expected that the value of the Property, Plant and Equipment, at the end of the concession period, will change as time passes and as a result of purchase and disposal of assets included in the future valuation.

In consideration of the concession, DSW pays royalties to the Government of Israel, calculated at the rate of 5% of the value of the products at the factory gate, less certain expenses. According to the Salt Harvesting Agreement signed in July 2012 (hereinafter – the SLA), in case the annual quantity of chloride potash sold is in excess of 1.5 million tonnes, the royalties rate would be 10%. In addition, the SLA states that if legislation is enacted that changes the specific fiscal policy in connection with profits or royalties deriving from the mining of quarries from the Dead Sea, the Company’s consent to the increase of the royalties' rate on the surplus quantities referred to above will not apply, after the enactment of the legislation, to the period in which such additional tax is collected as stated in the said legislation.

In January 2016, the Law for Taxation of Profits from Natural Resources, including implementation of the Sheshinski Committee’s recommendations, which address royalties and taxation of excess profits from Dead Sea minerals (hereinafter – the Law), entered into effect. Accordingly, the rate of the royalties' provision was updated to 5%. The Company's position, pursuant to the SLA and its arguments in the royalties' arbitration, is that increasing royalties at a rate exceeding 5% requires the Company's consent, which expired with the enactment of the Law. The State holds a different position regarding the royalties' rate in 2016. Nevertheless, in the Company's estimation, in the event this matter would be challenged in arbitration, it is more likely than not that its claims regarding the royalties' rate increase, following the enactment of the Law in 2016, will be accepted.

DSW granted a sub‑concession to Dead Sea Bromine Ltd. (hereinafter –the Bromine Company) to produce bromine and its compounds from the Dead Sea, the expiration date of which is concurrent with the DSW's concession. The royalties in respect of the products manufactured by the Bromine Company are received by DSW from the Bromine Company, and DSW then pays them over to the State.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

B. Concessions (cont’d)

(1)   Dead Sea Works Ltd. (hereinafter – DSW) (Cont’d)

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

In 2011, the arbitration proceeding commenced between the State of Israel and DSW, regarding the manner of calculation of the royalties under the concession and the royalties to be paid for magnesium metals and the payments or refunds deriving from these matters, if any. In the statement of claim filed by the State of Israel in the arbitration proceedings, the State of Israel claimed for $265 million in respect of underpayment of royalties for the years 2000 through 2009, with the addition of interest and linkage differences, and a change in the method of calculating the royalty payments from the sale of metal magnesium.

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

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

B. Concessions (cont’d)

(1)   Dead Sea Works Ltd. (hereinafter – DSW) (Cont’d)

In 2016, as part of the second stage of the arbitration, which addressed the financial calculation principles, the arbitrators issued their decisions regarding the various issues relating to the financial calculations. In addition, the arbitrators issued their resolution on the principles of calculating the interest and linkage differences to be added to the principal amounts paid to the State of Israel, according to which, the calculation of the principal amounts of the royalties paid for the period should be on an NIS basis and accordingly, NIS interest and linkage differences apply as stipulated in the Israeli Interest and Linkage Law.
In 2017, the State submitted a calculation, in the amount of about $120 million (before interest and linkage differences) relating to the years 2000 through 2014 reflecting, according to its contention, an additional amount of underpaid royalties. In October 2018, the arbitrators reached a decision resolving part of the remaining unresolved disputes, and on December 12, 2018, in accordance with the arbitrators' instructions, discussions were held between the State and the Company which resulted in a settlement agreement on a series of additional disputes that were left open at that time. On December 31, 2018, the settlement agreement was approved by the arbitrators. On January 14, 2019, the arbitrators' decision regarding the remaining unresolved disputes was rendered adopting the Company's position.

Following the arbitrators' decision in October 2018 and the settlement agreement abovementioned, the Company recorded an expense in its 2018 financial statement of $43 million (including interest and linkage), which was paid to the State. On January 10, 2019, the State sent a letter disputing the said payment and argued that there is a gap of about $30 million, between the amount paid and the State's view of the calculations. The disputed calculation is subject to the arbitrators' approval. In the Company's estimation, it is more likely than not that its approach to the calculations will be accepted. The Company is conducting discussions with the State in order to resolve all the remaining disputes. Considering the early stage of the discussions there is a difficulty in estimating whether they will mature into an agreement between the parties.
The total expense relating to the royalties' dispute, for the eighteen years between 2000 and 2017, recognized in the Company's financial statements commencing 2014, including payment of part of the State's legal expenses, is $208 million ($33 million in 2018) and $70 million in respect of interest and linkage differences ($10 million in 2018).

In 2018, 2017 and 2016, DSW paid current royalties to the Government of Israel in the amounts of $66 million, $60 million, and $53 million, respectively. In addition, in 2018, the Company paid an amount of $62 million, in respect of royalties relating to prior periods.

Notes to the Consolidated Financial Statements as at December 31, 2018

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

As at the date of this report, the company is working to extend the said concessions with the relevant authorities.

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

In 2018, 2017 and 2016, Rotem paid royalties to the State of Israel in the amounts of $5 million, $4 million, and $5 million, respectively.

Planning and Building

The mining and quarrying activities require a zoning approval of the site based on a plan in accordance with the Israeli Planning and Building Law, 1965. These plans are updated, as needed, from time to time. As at the date of this report, there are various requests at different stages of deliberations pending before the planning authorities.

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

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

B. Concessions (cont’d)

(2)   Rotem Amfert Ltd. (hereinafter – “Rotem”) (Cont’d)

The Company is working to promote the plan for mining phosphates in Barir field (which is located in the southern part of South Zohar field) in the Negev Desert. In 2015, the National Planning and Building Council (hereinafter – the National Council) approved the Policy Document regarding Mining and Quarrying of Industrial Minerals, which included a recommendation to permit phosphate mining in the Barir field. In February 2017, the Committee for Principle Planning Matters, decided to continue advancement of the mining in the South Zohar field. Concurrently, and based on a decision of the National Council, instructions were prepared by the competent authorities with respect to the performance of an environmental survey of the Barir field for purposes of its further advancement. In April 2017, the National Council recommended to the government to approve National Outline Plan (hereinafter – NOP 14B), which includes South Zohar field, and determined that Barir field will be advanced as part of a detailed National Outline Plan, which was approved by the government’s Housing Cabinet in January 2018.

In January 2018, the Minister of Health filed an appeal of the said approval, requiring compliance with the Ministry of Health’s recommendation to conduct a survey regarding the health impact in each site included in NOP 14B. As part of a discussion regarding the appeal, which was held in the Housing Cabinet, it was decided, with the consent of the Ministries of Health, Finance and Energy, to remove the appeal and to approve the NOP 14B. In addition, it was decided to establish a team with representatives of the ministries of Treasury, Health, Transportation, Environmental Protection and Energy, which will present to the Housing Cabinet a report that includes health aspects for NOP 14B. In April 2018, the NOP 14B was formally published.

In July 2018, a petition was submitted to the Israeli Supreme Court of Justice by the municipality of Arad against the National Planning and Building Council, the Ministry of Health, the Ministry of Environmental Protection and Rotem, to revoke the approval of NOP 14B. In January 2019, residents of the Bedouin diaspora in the "Arad Valley" submitted a petition to the High Court of Justice (hereinafter – the Court) against the National Council, the Government of Israel and Rotem, in which the Court was requested to cancel the provisions of NOP 14B and the decision of the National Council from December 5, 2017, regarding to the advancement of a detailed plan for phosphate mining in the South Zohar field. In addition, the Court was requested to issue an interim injunction preventing the implementation of the NOP 14B instructions and the National Council's said decision until a final resolution. On January 22, 2019, the Supreme Court consolidated the hearing of the petition together with the other petition filed against NOP 14B and decided that at this stage there is no basis for granting the interim injunction. On February 5, 2019, the Company filed its response.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

B. Concessions (cont’d)

(3)	Spain

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

A.
The mining rights of a subsidiary in the United Kingdom (hereinafter – ICL Boulby), are based on approximately 114 mining leases and licenses for extracting various minerals, in addition to numerous easements and rights of way from private owners of land under which ICL Boulby operates, and mining rights under the North Sea granted by the British Crown (Crown Estates), which includes provisions to explore and exploit the resources of the Polysulphate mineral. The said mining rights cover a total area of about 374 square kilometers. As at the date of this report, all the lease periods, licenses, easements and rights of way are effective until 2038. In 2018 and 2017, the mining royalties amounted to $1.3 million and $2 million, respectively.

B.
A UK subsidiary from ICL Innovative Ag Solutions segment (hereinafter – Everris UK), has peat mines in the UK (Creca, Nutberry and Douglas Water). Peat is used as a raw material for production of detached beds for soil improvement and use as soil substitutes in growing media. The Nutberry and Douglas Water mining sites are owned by Everris UK, while the Creca mine is held under a long‑term lease. The mining permits are granted by the local authorities and are renewed after examination of the local authorities. The mining permits were granted up to the end of 2024.

(5)	China

YPH JV holds two phosphate mining licenses that were issued in July 2015, by the Division of Land and Resources of the Yunnan district in China. With reference to the Haikou Mine (hereinafter – Haikou), the mining license is valid up to January 2043, whereas regarding the Baitacun Mine (hereinafter – Baitacun), the mining license expired in November 2018. The mining activities at Haikou are carried out in accordance with the above‑mentioned license. Regarding Baitacun, the Company is examining the option to renew the concession, subject to the phosphate reserves soil survey results and achieving the required understanding with the authorities.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

B. Concessions (cont’d)

(5)	China (cont'd)

Natural Resources Royalties

With respect to the mining rights, in accordance with the "Natural Resources Tax Law", YPH JV will pay royalties of 8% on the selling price based on the market price of the rock prior to its processing. In 2018 and 2017, YPH JV paid royalties in the amount of $3 million and $2 million, respectively.

Grant of Mining Rights to Lindu

In 2016, YPC issued a statement whereby in 2010 YPC entered into agreements with the local authority of Jinning County, Yunnan Province and Jinning Lindu Mining Development and Construction Co. Ltd. (hereinafter - Lindu Company), according to which Lindu Company is permitted to mine up to two million tonnes of phosphate rock from a certain area measuring 0.414 square kilometers within the area of the Haikou mine (hereinafter – the Daqing Area) and to sell such phosphate rock to any third party in its own discretion.

Prior to the establishment of YPH JV, YPC proposed to the local authority of Jinning County and Lindu Company to swap the rights granted to Lindu Company in the Daqing Area with another area that is not a part of the Haikou mine, where Lindu Company would mine. In March 2016, in a meeting held between YPC, ICL and other relevant parties, YPC stated that it could not exchange its other mines to replace the Daqing Area since Lindu Company’s benefit is connected to the Daqing Area. Under the above‑mentioned statement, YPC has undertaken that YPH JV’s mining right in the Haikou mine will not be adversely affected by the above-mentioned arrangements. It was decided that YPH should conduct further communications with YPC and Lindu Company, for the purpose of protecting its legal rights and to urge the parties to reach a fair, just, and reasonable solution to this issue, as soon as possible.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities

(1)	Ecology

A.
In 2015, a request was filed for certification of a claim as a class action, in the District Court in Tel‑Aviv–Jaffa, against eleven defendants, including a subsidiary, Fertilizers and Chemical Ltd., in respect of claims relating to air pollution in Haifa Bay and for the harm allegedly caused from it to the residents of the Haifa Bay area. The amount of the claim is about NIS 13.4 billion (about $3.5 billion). In the Company’s estimation, based on the factual material provided to it and the relevant court decision, it is more likely than not that the plaintiffs’ contentions will be rejected.

B.
In connection with the 2017 event of the partial collapse of the dyke in Pond 3, which is used for accumulation of phosphogypsum water that is created as part of the production processes in Rotem plants in Israel, the Company is taking action to rectify environmental impacts caused to the Ashalim Stream and its surrounding area, to the extent required. The Company’s actions are being carried out in full coordination and close cooperation with the Israeli environmental authorities. The Company is committed to the matter of environmental protection, and for years has worked closely with the Israeli environmental protection authorities to maintain the Negev’s natural reserves in the area of its facilities. As at the date of this report, the event is being investigated by the Ministry of Environmental Protection and the Nature and Natural Parks Authority. In 2017, the Company recognized restoration costs, in immaterial amounts, that were incurred in the short term. Several applications for certification of claims as class actions were filed against the Company (see item C below) contending, among others, that the Company should bear the restoration costs in the long‑term. In light of the complexity of the process and the uncertainty regarding the final restoration plans to be determined by the relevant authorities, the Company is unable at this stage to estimate the expected costs of the restoration work, as stated. The Company is in contact with its insurance carriers to activate the insurance policies in respect of the matters described above.

Relating to the active gypsum Pond 5 in Rotem Amfert plants in Israel, and the process of obtaining a permit for its operation, in January 2018, an appeal was filed by Adam Teva V’Din - Israeli Association for Environmental Protection (hereinafter - ATD) to the District Planning and Building Appeals Committee of the Southern District (hereinafter – the Appeals Committee) against the Local Council and Rotem, in connection with the decision of the Local Committee from December 2017, to dismiss ATD’s objection to approval of the leniency and issuance of a building permit for Pond 5. In light of the Appeals Committee's dismissal of ATD's said claims, in May 2018 ATD filed an administrative petition against the Appeal Committee requesting the Court to order that: (1) the Appeals Committee's ruling is void, as well as any permit issued by virtue thereof; (2) the “relief” in implementation of the outline plan applying to the region, as provided in the Appeals Committee ruling, constitutes a breach of the provisions of the outline plan applying to the region; and (3) the Local Committee shall act to enforce the law and abstain from further planning procedures and permits until such enforcement actions are taken.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont’d)

(1)	Ecology (cont'd)

B.	(cont’d)

On October 11, 2018, the Court approved a settlement agreement between ATD and the Company, the main points of which are: withdrawing the abovementioned petition, in return for a re-deliberation of the Appeals Committee on its decision regarding the implementation of the relief for obtaining building permits for the operation of Pond 5 and future restoration of Ponds 1-4. On October 24, 2018, the Appeals Committee approved the issuing of the building permits for the operation of Pond 5, until the date of December 31, 2020. In November 2018, the building and use permits for Pond 5 were received. The Company is working with the relevant authorities to obtain all the required permits, for the continued operation of the gypsum ponds beyond 2020, and this is in accordance with the requirements set by law and/or instructions of the Planning and Building Committee.
C.
In July and August 2017, three applications for certification of claims as class actions were filed against the Company, as a result of a partial collapse of the dyke in the evaporation pond of Rotem Amfert Israel, which caused contamination of the Ashalim Stream and its surrounding area. The claimants contend that the Company breached various provisions of the environmental laws, including, the provisions of the Law for Prevention of Environmental Hazards, the Water Law as well as provisions of the Torts Ordinance, breach of a statutory duty and negligence. In the framework of the first application, the Court was requested to instruct the Company to rectify the harm caused as a result of its omissions in order to prevent recurrence of the damage caused as well as to grant a monetary remedy for non‑pecuniary damages. The monetary remedy was not defined, however, according to the claimants, the amount of the personal claim is NIS 1,000 ($267) for each resident of the State of Israel, which totals approximately 8.68 million persons. In the framework of the second application, the Court was requested to grant a monetary remedy in an amount of no less than NIS 250 million ($67 million), and concurrently to award personal compensation in the amount of NIS 2,000 ($534) for each resident of the State of Israel, this being in respect of non‑pecuniary damages. Furthermore, the Court was requested to instruct the Company to comply with the relevant laws and the rules provided thereunder. As part of the third application, the Court was requested to instruct the Company, among other things, to prepare plans for removal of the pollution, restoration of the Ashalim Stream and its surrounding area, for control and prevention of recurrence of the damage caused, to pay monetary relief to the class of injured parties, in the amount of NIS 202.5 million ($54 million), and to provide compensation by means of restoring the natural values impaired and returning the area to its former condition. On May 1, 2018, the Nature and Parks Authority (hereinafter – NPA) filed a motion with the Be’er Sheva District Court to strike the three applications mentioned above as, according to NPA, it is the entity most suitable to serve as the representative plaintiff in a class action in this regard.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont’d)

(1)	Ecology (cont'd)

Concurrently, NPA filed an application for certification of a class action against the Company, Rotem and past and present officers of the Company and Rotem (jointly hereinafter - the Respondents), with respect to the Ashalim incident. According to NPA, the Respondents, jointly and/or severally, are liable for compensation due to the Ashalim incident, among other things by virtue of torts law and/or unjust enrichment law and by virtue of any other law. In the Application, the Court was requested, among other things, to issue orders the purpose of which is to take all necessary measures to prevent the recurrence of the environmental hazard, and also to cooperate with NPA and the State's authorities in order to minimize the ecological and environmental damage and see to the restoration of the nature reserve. Furthermore, the Court was requested to grant monetary relief to the public injured by the ecological and environmental damage, and to grant a monetary relief for the purpose of the restoration of the nature reserve, in the aggregate amount of NIS 397 million (about $106 million).

In October 2018, the Company was notified that all four applicants had agreed to join efforts and manage the class actions in a joint and coordinated manner. Consequently, in November 2018, the parties have informed the Court of their consent to take part in a mediation process in an attempt to resolve the disputes outside of court. In February 2019, the mediation process was initiated. As at the reporting date, considering the early stage of the proceedings, there is a difficulty in estimating their outcome.
In May 2018, the Company was served with a motion for discovery and perusal of documents (hereinafter – the Motion), filed with the Tel Aviv District Court, by a shareholder of the Company (hereinafter – the Movant), as a preliminary proceeding in preparation for the possible filing of an application for certification of a multiple derivative action against officers of the Company and Rotem who, according to the Movant, caused the alleged damages incurred and to be incurred by the Company as a result of the Ashalim incident. In August 2018, the Company submitted its position to the Court. In December 2018, the parties reached an arrangement, according to which, the said legal proceedings will be held until the relevant investigation's materials will be provided to Rotem.

D.
In March 2018, an application for certification of a claim as a class action was filed with the District Court in Be’er Sheva by two groups: the first class constituting the entire public in the State of Israel and the second class constituting visitors of Bokek stream and the Dead Sea (hereinafter – the Applicants), against the subsidiaries, Rotem Amfert Negev Ltd. and Periclase Dead Sea Ltd. (hereinafter – the Respondents).

According to the claim, the Respondents have allegedly caused continuous, severe and extreme environmental hazards through pollution of the “Judea group – Zafit formation” groundwater aquifer (hereinafter – the Aquifer) and the Ein Bokek spring with industrial wastewater, and in doing so the Respondents have violated various provisions of property law and environmental protection law, including the provisions of the Law for Prevention of Environmental Hazards and the Water Law, as well as violations relating to the Torts Ordinance – breach of statutory duty, negligence and unjust enrichment.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont’d)

(1)	Ecology (cont'd)

D.	(cont’d)

As a result, the Court was requested to order the Respondents to eliminate the proprietary violation in reference to the Aquifer and Bokek stream by restoration thereof and to pay the public compensation in an estimated amount of NIS 1.4 billion (about $410 million). As at the date of the report, considering the early stage of the proceeding and due to unprecedented issues, that arise from the request, there is a difficulty in estimating the chances the application will be accepted.

E.
In October 2018, an application for certification of a class action was filed with the Beer Sheva Magistrate Court against Dead Sea Works Ltd. and Dead Sea Bromine Company Ltd., with respect to a bromine leak that occurred in June 2018, within the premises of Dead Sea Works. According to the plaintiff, the alleged air pollution caused an environmental hazard and a health risk to passersby and to those present in the vicinity of the plant, as well as in the settlements Neot Hakikar and Ein Tamar, and the blocking of Route 90. According to the statement of claim, the Court is requested to award compensation for the alleged damages, in the total amount of about NIS 1.5 million (about $0.4 million). In December 2018, the parties signed a settlement agreement at immaterial amounts to conclude the application proceeding for certification of a class action. The agreement is subject to the Court's approval.

(2)	Increase in level of Pond 5 (hereinafter – the Pond)

The minerals from the Dead Sea are extracted by way of solar evaporation, whereby salt precipitates onto the bed of one of the evaporation ponds at Sodom (Pond 5), in one of the sites of Dead Sea Works (hereinafter – DSW). The precipitated salt creates a layer on the Pond bed of approximately 20 million tonnes annually. The process of production of the raw material requires that a fixed brine volume is preserved in the Pond. To this end, the solutions level of the Pond is raised each year according to the rate at which the pool floor rises.

The Ein Boqeq and Hamei Zohar hotels, the settlement of Neve Zohar and other facilities and infrastructures are located on the western beach of the Pond. Raising the water level of the Pond above a certain level is likely to cause structural damage to the foundations and the hotel buildings situated close to the water’s edge, to the settlement of Neve Zohar and to other infrastructures located along the western shoreline of the Pond. This situation requires establishment of defenses for the facilities and infrastructures of the hotels located on the shores of the Pond.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont’d)

(2)	Increase in level of Pond 5 (hereinafter – the Pond) (cont'd)

The project for construction of the coastline defenses with respect to the hotels and infrastructures on the coastline of the Pond has been underway for several years. As part of such defenses, from time to time, the dyke along the western beachfront of the Pond, across from the hotels, is raised, together with, in many places, a system for lowering subterranean water. As at the date of the report, the construction work with respect to the hotels coastline is complete, and the related dykes have been raised to accommodate the maximal brine level (15.1 meters). The current brine level is 14.6 meters. Nevertheless, there is additional ongoing work on raising the roads level along pond 5.

There is an agreement between DSW and the Government of Israel that the Company will bear 39.5% of the costs of financing the coastline defenses and the Government will finance the balance thereof. In July 2012, an agreement was signed with the Government of Israel, regarding "Execution and Funding of the Dead Sea Protection Project and Increase of the Royalties Paid to the State" (hereinafter – the Salt Harvesting Project). The purpose of the Salt Harvesting Project is to provide a permanent solution for raising the water level in the Pond and stabilizing of the water therein at a fixed level by harvesting of the salt from this pond and transferring it to the Northern Basin of the Dead Sea.

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

c.
Starting from January 1, 2017, the water level in the pond will not rise above 15.1 meters in DSW’s network (about 390 meters below sea level). DSW will be required to pay compensation in respect of any damages caused, if at all, as a result of a rise of the water level beyond the level determined. In the case of a material deviation from the timetables for the execution of the Salt Harvesting Project as a result of a requirement for changes by the planning institutions, as a result of which the Plan is not approved on time, or due to a decision of a judicial tribunal that caused a delay of at least one year in provision of effect to the Salt Harvesting Project by the planning institutions, without the Company having violated its obligations, the Company will be permitted to request raising of the water level above that stated above.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont’d)

(2)	Increase in level of Pond 5 (hereinafter – the Pond) (cont'd)

d.
Increase in the rate of the royalties from 5% to 10% of sales, for quantities of chloride potash DSW sells in excess of 1.5 million tonnes annually. This increase applies to sales starting January 1, 2012. In July 2012, as part of the agreement, the Government committed that at this time it sees no need to make additional changes to its specific fiscal policy regarding mining from the quarries at the Dead Sea, including the commercial utilization thereof and, accordingly, at this time, it will not initiate and will even object to, as applicable, proposed laws regarding this matter. The Company’s consent to the increase of the rate of the royalties is contingent on implementation of the Government of Israel’s decision.

The agreement further provides that if legislation is enacted that changes the specific fiscal policy in connection with profits or royalties deriving from mining of quarries from the Dead Sea, the Company’s consent to the increase of royalties' rate on the surplus quantities referred to above will not apply, after the enactment of the legislation, to the period in which such additional tax is collected as stated in the said legislation. In January 2016, the Law for Taxation of Profits from Natural Resources, which includes the Sheshinski Committee’s recommendations that address royalties and taxation of excess profits from Dead Sea minerals (hereinafter – the Law), entered into effect. Accordingly, the rate of the royalties' provision was update to 5%. For further information, see item B(1) above.

The Company will bear 80% and the Government will bear 20% of the cost of the Salt Harvesting Project, however the Government's share will not exceed NIS 1.4 billion.

In 2015 and in 2016, the National Infrastructures Committee and the Israeli Government, respectively, approved National Infrastructures Plan 35A (hereinafter – the Plan), which includes the statutory infrastructure for establishment of the Salt Harvesting Project in Pond 5, and construction of the P-9 pumping station in the northern basin of the Dead Sea. As at the date of the report, the building permits for the Salt Harvesting Project and the P-9 pumping station have been received and the construction work has commenced. The P-9 pumping station is expected to commence its operations during 2020. For further information see item A above relating commitments.

Notes to the Consolidated Financial Statements as at December 31, 2018

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

Following the Company’s request and as part of the Company’s effort to obtain the environmental mining license, in August 2017, the Mining Authorities issued a new environmental mining license, which includes a new environmental impact assessment approved by the Environmental Authorities. The environmental mining license replaces definitively the license previously invalidated and accordingly ICL Iberia is allowed to continue its activity.

Urban license – in 2014, the District Court of Barcelona determined that the urban license was not valid. In January 2017, the Regional Court affirmed this judgment. An appeal process was conducted before the Supreme Court. Following the resolution, the municipality of Sallent initiated a protection case relating to urban planning legality and the Company was required to legalize its salt pile activity by obtaining the urban license. In July 2018, the City Council issued the urban license to the Company.

As part of enforcement of the judgement, the local planning board of the Catalonian government (CUCC) determined new provisions, which include limitation over the height of the salt pile of up to 538 meters and a temporary extension to the salt pile activity. The Company received the CUCC's approval to continue piling up the salt up to June 30, 2019, and the height of the salt pile is 514 meters.

Suria site

In April 2014, after a favorable survey was received from the Environmental Protection Authority in Catalonia, ICL Iberia received an environmental license that complies with the new environmental protection regulations in Spain (autoritzacio substantive), this being after ICL Iberia received the urban license.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont’d)

(3)	Spain (cont'd)

Restoration plan

In 2015, in accordance with the provisions of the Spanish Waste Management regulation, ICL Iberia submitted to the Government of Catalonia a mining site restoration plan for the two production sites Suria and Sallent, which includes a plan for handling the salt piles and dismantling of facilities. The restoration plan for the Suria site is scheduled to run up to 2094, whereas for the Sallent site up to 2070. In June 2018, the new restoration plan was approved.

Regarding the estimation of the projected costs for the closure and restoration of the Sallent site, as part of the restoration solution, the Company is taking action to utilize the salt for production and sale as a product in the De-icing business. In light of changes in market conditions, mainly in the future selling prices of the said product, the Company updated its provision in the amount of $18 million, under "other expenses" in the Statement of Income.

The provision is based on a long‑term forecast, covering a period of more than 50 years, along with observed estimates and, accordingly, the final amount that will be required to restore the Sallent site could change, even significantly, from the amount of the present provision. In the Company’s estimation, the provision in its books reflects the best estimate of the expense required to settle this obligation.

B.
Further to the court decision received in 2016 providing that ICL Iberia bears sole responsibility for contamination of the water in certain wells on Suria and Sallent sites (due to an over concentration of salt), in January 2018, claims were received from several owners of the land surrounding the wells, whereby ICL Iberia is required to compensate them for their damages, in the aggregate amount of $22 million. In the Company's estimation, it is more likely than not that it will be required to compensate the owners in the amount of $12 million. Accordingly, in 2017 a provision was recorded.

(4)
In December 2018, an application for certification of a class action was filed with the Tel Aviv District Court against the Company, Israel Corporation, and office holders, including directors who held office during the said dates which are stated in the application, with respect to the manner in which the IT (the Harmonization) project was managed and terminated. According to the allegations made in the Application, the Company failed to properly report negative developments which occurred on certain dates during the said IT project whose failure caused the company immense financial damages.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont’d)

(4)	(cont'd)

The represented class was defined in the application as all those who acquired the Company's share at any time during the period commencing on June 11, 2015 and did not sell them until September 29, 2016. The aggregate amount of the claim, for all members of the represented class, is estimated to be between $113 million (about NIS 426 million) for maximal damage, and $7 million (about NIS 26 million), for minimal damage. The Company denies the allegations made in the application and will file its position to the Court as required by law. Considering the early stage of the proceedings, there is a difficulty in estimating the chances the application will be accepted.
(5)
In July 2018, an application for certification of a class action was filed with the Central District Court against the Company and its subsidiaries, Rotem Amfert Negev Ltd. and Fertilizers and Chemicals Ltd. (jointly hereinafter – the Defendants). The causes of action are the alleged exploitation of the Defendants' monopolistic position to charge consumers in Israel excessive and unfair prices for products classified as "solid phosphate fertilizer" between 2011 and 2018, contrary to the provisions of the Restrictive Trade Practices Law, and unjust enrichment at the expense of the plaintiff and the represented group. The representative plaintiff is a Kibbutz member who grows various plants and trees in his yard and in a nearby orchard. The represented group includes all the consumers who purchased, directly or indirectly, solid phosphate fertilizer products manufactured by the Defendants, or farming produce fertilized with solid phosphate fertilizer or food products that include such farming produce as stated above, in the years 2011-2018 (hereinafter – the Represented Group).

According to the statement of claim, the plaintiff requests, among other things, that the Court rules in his favor and in favor of the Represented Group, awarding them compensation for the damages allegedly caused to them, in the total amount of NIS 56 million (about $15 million), based on a calculation pursuant to the "difference test", measuring the difference between the price of a product and its cost, as described in the statement of claim, or in the amount of about NIS 73 million (about $20 million), based on the "comparison test", comparing the price of a product to its price in other markets, as described in the statement of claim. It should be noted that the Company's total sales of solid phosphate fertilizers in Israel during 2017 were negligible. In December 2018, the Company filed its written response. In the Company’s estimation, it is more likely than not that its claims will be accepted.

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

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 20 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont’d)

(6)	(cont'd)

In August 2016, the Government Water and Sewage Authority issued directives to DSW (not in the framework of the production license), after hearing the latter’s position, which included limitations on the quantities of water transferred, as well as mechanisms for reporting of pumping volume. As at the reporting date, summaries have been filed by all the parties and the case is waiting for the Court's judgement. In the Company’s estimation, the legal proceedings in this matter will end without material influence on its operations.

(7)
In September 2017, a decision of the District Court in Beer Sheva was received regarding a dispute between the National Company for Roads in Israel and DSW, whereby the Company is to participate in restoration of the bridges and bear responsibility for the damage caused as a result of leakage of chemical materials from DSW’s trucks. In October 2017, DSW filed an appeal in the Supreme Court of the District Court’s decision, and in November 2017, the National Company for Roads in Israel filed a counter appeal. In November 2018, the parties agreed to start a mediation process. Considering the early stage of the proceeding, there is a difficulty in estimating its chances.

(8)
Following the discontinuation of the Harmonization Project (global ERP system), the Company entered into a mediation proceeding with the lead supplier in the Project (hereinafter - IBM Israel), for settlement of mutual monetary disputes that arose upon the said discontinuation. In December 2018, following the termination of the mediation proceeding, under which the Company had paid an immaterial amount, the Company filed a lawsuit in the Tel Aviv District Court, against IBM Israel, in the amount of $300 million (about NIS 1.1 billion), for compensation of the damages incurred to the Company due to IBM’s failure to meet its undertakings within the Project, which led to the failure of the Project. Considering the early stages of the proceedings, there is a difficulty in estimating the certainty of the outcome.

(9)
In October 2018, a petition was filed to the International Trade Administration of the U.S. Department of Commerce and the U.S. International Trade Commission by a US Magnesium company (hereinafter - US Magnesium), to impose antidumping and countervailing duties on imports of magnesium from Israel. US Magnesium claims that imports of magnesium produced in Israel by Dead Sea Magnesium Ltd. are being subsidized and sold at less than fair value in the U.S. market. The US Department of Commerce is expected to issue its preliminary determination with respect to subsidies on May 2, 2019.

Considering the early stage of the proceedings, there is a difficulty in estimating the chances the petition will be accepted or whether tariffs will be imposed in the future.

(10)
In addition to the contingent liabilities, as stated above, as at the reporting date, the contingent liabilities regarding the matters of environmental protection and legal claims, which are pending against the Group, are in immaterial amounts. It is noted that part of the above claims is covered by insurance. According to the Company’s estimation, the provisions recognized in its financial statements are sufficient.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 21 – Equity

A. Composition:

As at December 31, 2018		As at December 31, 2017
Authorized	Issued and paid	Authorized	Issued and paid

Number of Ordinary shares of Israeli Shekel 1 par value (in millions)	1,485	* 1,305	1,485	* 1,303

Number of Special State share of Israeli Shekel 1 par value	1	1	1	1

(*) For information regarding the amount of treasury shares, see Note 21.G.(1).

The reconciliation of the number of shares outstanding at the beginning and at the end of the year is as follows:

Number of Outstanding Shares (in millions)

As at January 1, 2017	1,301
Issuance of shares	2
As at December 31, 2017	1,303
Issuance of shares	2
As at December 31, 2018	1,305

As at December 31, 2018, the number of shares reserved for issuance under the Company’s option plans was 18 million.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 21 – Equity (cont’d)

B. Rights conferred by the shares

1.
The ordinary shares confer upon their holders voting rights (including appointment of directors by a simple majority at General Meetings of the shareholders), the right to participate in shareholders’ meetings, the right to receive profits and the right to a share in excess assets upon liquidation of ICL.

2.
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

During the second half of 2018, an inter-ministerial team was set up, headed by the Ministry of Finance, whose purpose is, among other things, to regulate the authority and supervision in respect of the Special State of Israel Share, as well as reduce the regulatory burden. As at the date of the report, the Company is unable to estimate the implications of this process over the Company.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 21 – Equity (cont'd)

C. Share-based payments to employees

1.	Non-marketable options

Grant date	Employees entitled	Number of instruments (thousands)	Issuance's details	Instrument terms	Vesting conditions	Expiration date
August 6, 2014	Officers and senior employees	3,993	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan, to 450 ICL officers and senior employees in Israel and overseas.
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
					3 equal tranches: (1) One third on December 1, 2016 (2) One third on December 1, 2017 (3) One third on December 1, 2018	Two years from the vesting date.
December 11, 2014	Former CEO	367	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan.
May 12, 2015	Officers and senior employees	6,729	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan, to 550 ICL officers and senior employees in Israel and overseas.	Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	The first and second tranches is at the end of 36 months after the grant date for the third tranche is at the end of 48 months after the grant date.
June 29, 2015	Former CEO	530	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan.
	Former Chairman of BOD	404
June 30, 2016	Officers and senior employees	3,035	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan, to 90 ICL officers and senior employees in Israel and overseas.			June 30, 2023
September 5, 2016	Former CEO	625	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan.
	Chairman of BOD	186
February 14, 2017	Former CEO	114	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan.			February 14, 2024
June 20, 2017	Officers and senior employees	6,868	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan to 498 ICL officers and senior employees in Israel and overseas.			June 20, 2024
August 2, 2017	Chairman of BOD	165	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 21 – Equity (cont'd)

C. Share-based payments to employees  (cont'd)

1.	Non-marketable options (cont'd)

Grant date	Employees entitled	Number of instruments (thousands)	Issuance's details	Instrument terms	Vesting conditions	Expiration date
March 6, 2018	Officers and senior employees	5,554
An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan (as amended) to 508 ICL officers and senior employees in Israel and overseas, ICL CEO and Chairman of the BOD.
			Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	March 6, 2025
May 14, 2018	CEO	385			May 14, 2025
August 20, 2018	Chairman of BOD	403			August 20, 2025

Notes to the Consolidated Financial Statements as at December 31, 2018

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

The fair value of the options granted in 2014, as part of 2014 equity compensation plan, was estimated using the binomial model for pricing options. The grants in 2015, 2016, 2017 and 2018 under the 2014 Equity Compensation Plan were estimated using the Black & Scholes model for pricing options. The parameters used in applying the models are as follows:

2014 Plan
Granted 2014	Granted 2015	Granted 2016	Granted 2017	Granted 2018

Share price (in $)	8.2	7.0	3.9	4.5	4.4
CPI-linked exercise price (in $)	8.4	7.2	4.3	4.3	4.3
Expected volatility:
First tranche	29.40%	25.40%	30.51%	31.88%	28.86%
Second tranche	31.20%	25.40%	30.51%	31.88%	28.86%
Third tranche	40.80%	28.80%	30.51%	31.88%	28.86%
Expected life of options (in years):
First tranche	4.3	3.0	7.0	7.0	7.0
Second tranche	5.3	3.0	7.0	7.0	7.0
Third tranche	6.3	4.0	7.0	7.0	7.0
Risk-free interest rate:
First tranche	(0.17)%	(1.00)%	0.01%	0.37%	0.03%
Second tranche	0.05%	(1.00)%	0.01%	0.37%	0.03%
Third tranche	0.24%	(0.88)%	0.01%	0.37%	0.03%
Fair value (in $ millions)	8.4	9.0	4.0	11.3	8.8
Weighted average grant date fair value per option (in $)	1.9	1.2	1.1	1.6	1.4

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 21 – Equity (cont'd)

C. Share-based payments to employees (cont'd)

1.	Non-marketable options (cont'd)

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

The cost of the benefit embedded in the options and shares from the Equity Compensation Plan 2014 is recognized in the statement of income over the vesting period of each portion. Accordingly, in 2018, 2017, and 2016, the Company recorded expenses of $19 million, $16 million and $15 million, respectively.

The movement in the options during 2018 and 2017 are as follows:

Number of options (in millions)
2014 Plan

Balance as at January 1, 2017	14

Movement in 2017:
Granted during the year	7
Forfeited during the year	(1)

Total options outstanding as at December 31, 2017	20

Movement in 2018:
Granted during the year	6
Expired during the year	(6)
Forfeited during the year	(1)
Exercised during the year	(1)

Total options outstanding as at December 31, 2018	18

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 21 – Equity (cont'd)

C. Share-based payments to employees (cont'd)

1. Non-marketable options (cont'd)

The exercise prices for options outstanding at the beginning and end of each period are as follows:

December 31, 2018	December 31, 2017	December 31, 2016

Granted 2014 US Dollar	6.77	7.43	6.81
Granted 2015 US Dollar	6.92	7.59	6.95
Granted 2016 US Dollar	4.21	4.68	4.35
Granted 2017 US Dollar	3.89	4.35	-
Granted 2018 US Dollar	3.89	-	-

The number of outstanding vested options at the end of each period and the weighted average exercise price for these options are as follows (*):

December 31, 2018	December 31, 2017	December 31, 2016

Number of options exercisable (In Millions)	11	12	10
Weighted average exercise price in Israeli Shekel	18.53	22.56	30.49
Weighted average exercise price in US Dollar	4.94	6.51	7.93

(*) The share price as of December 31, 2018 is NIS 21.20 and $5.66.

The range of exercise prices for the options outstanding vested at the end of each period are as follows:

December 31, 2018	December 31, 2017	December 31, 2016

Range of exercise price in Israeli Shekel	14.26-25.93	15.01-26.3	16.59-40.78
Range of exercise price in US Dollar	3.81-6.92	4.33-7.59	4.31-10.61

The average remaining contractual life for the outstanding vested options at the end of each period are as follows:

December 31, 2018	December 31, 2017	December 31, 2016

Average remaining contractual life	3.90	2.60	2.40

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 21 – Equity (cont'd)

C. Share-based payments to employees (cont'd)

2.	Restricted shares

Grant date	Employees entitled	Number of instruments (thousands)	Vesting conditions (*)	Instrument terms	Additional Information	Fair value at the grant date (Million)
August 6, 2014	Officers and senior employees	922	3 equal tranches: (1) One third on December 1, 2016 (2) One third on December 1, 2017 (3) One third on December 1, 2018	An issuance for no consideration, under the 2014 Equity Compensation Plan, to 450 ICL officers and senior employees in Israel and overseas.	The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the grant date (the date approval of the BOD and/or the date of the approval of the General Meeting where required).	8.4
December 11, 2014	Former CEO	86		An issuance for no consideration, under the 2014 Equity Compensation Plan.
February 26, 2015	ICL’s Directors (excluding ICL's CEO)	99	3 tranches: (1) 50% will vest August 28, 2015 (2) 25% will vest February 26, 2017 (3) 25% will vest February 26, 2018	An issuance for no consideration, under the 2014 Equity Compensation Plan, to 11 ICL Directors.		0.7
May 12, 2015	Officers and senior employees	1,194	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	An issuance for no consideration, under the 2014 Equity Compensation Plan, to 550 ICL officers and senior employees in Israel and overseas.		9.7
June 29, 2015	Former CEO	90		An issuance for no consideration, under the 2014 Equity Compensation Plan.
	Former Chairman of the BOD	68
December 23, 2015	ICL’s Directors (excluding ICL's CEO & Chairman of the BOD)	121	3 equal tranches: (1) One third on December 23, 2016 (2) One third on December 23, 2017 (3) One third on December 23, 2018	An issuance for no consideration, under the 2014 Equity Compensation Plan, to 8 ICL Directors.		0.5

(*) The vesting date is subject to the employee entitled continuing to be employed by the Company and the directors continuing to serve in their positions on the vesting date, unless they ceased to hold office due to certain circumstances set forth in sections 231-232a and 233(2) of the Israeli Companies Law.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 21 – Equity (cont'd)

C. Share-based payments to employees (cont'd)

2.	Restricted shares (cont’d)

Grant date	Employees entitled	Number of instruments (thousands)	Vesting conditions (*)	Instrument terms	Additional Information	Fair value at the grant date (Million)
June 30, 2016	Officers and senior employees	990	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	An issuance for no consideration, under the 2014 Equity Compensation Plan, to 90 ICL officers and senior employees in Israel and overseas.	The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the grant date (the date approval of the BOD and/or the date of the approval of the General Meeting where required).	4.8
September 5, 2016	Chairman of the BOD	55		An issuance for no consideration, under the 2014 Equity Compensation Plan.
	Former CEO	185
January 3, 2017	ICL’s Directors (excluding ICL's Chairman of the BOD)	146		An issuance for no consideration, under the 2014 Equity Compensation Plan, to 8 ICL Directors. The value includes a reduction of 5% from the value of the equity compensation, pursuant to the decision of the directors in March 2016, to reduce their annual compensation for 2016 and 2017.		0.6
February 14, 2017	Former CEO	38		An issuance for no consideration, under the 2014 Equity Compensation Plan.		0.2
June 20, 2017	Officers and Senior employees	2,211		An issuance for no consideration, under the 2014 Equity Compensation Plan, to 494 ICL officers and senior employees in Israel and overseas.		10
August 2, 2017	Chairman of BOD	53		An issuance for no consideration, under the 2014 Equity Compensation Plan.		0.3
January 10, 2018	ICL’s Directors (excluding ICL's CEO & Chairman of the BOD)	137		An issuance for no consideration, under the 2014 Equity Compensation Plan, to 7 ICL Directors.		0.6

(*) The vesting date is subject to the employee entitled continuing to be employed by the Company and the directors continuing to serve in their positions on the vesting date, unless they ceased to hold office due to certain circumstances set forth in sections 231-232a and 233(2) of the Israeli Companies Law.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 21 – Equity (cont'd)

C. Share-based payments to employees (cont'd)

3.	Restricted shares (cont’d)

Grant date	Employees entitled	Number of instruments (thousands)	Vesting conditions (*)	Instrument terms	Additional Information	Fair value at the grant date (Million)
March 6, 2018	Officers and senior employees	1,726	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	An issuance for no consideration, under the 2014 Equity Compensation Plan (as amended).	The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the grant date (the date approval of the BOD and/or the date of the approval of the General Meeting where required).	8
May 14, 2018	CEO	121				0.6
August 20, 2018	Chairman of BOD	47				0.2
	ICL’s Directors (excluding ICL's CEO & Chairman of the BOD)	88	Acceleration at January 2019.			0.4

(*) The vesting date is subject to the employee entitled continuing to be employed by the Company and the directors continuing to serve in their positions on the vesting date, unless they ceased to hold office due to certain circumstances set forth in sections 231-232a and 233(2) of the Israeli Companies Law.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 21 – Equity (cont’d)

D. Dividends distributed to the Company's Shareholders

Board of Directors decision date to distribute the dividend	Actual date of distribution of the dividend	Gross amount of the dividend distributed (in millions of $)	Net amount of the distribution (net of the subsidiary’s share) (in millions of $)	Amount of the dividend per share (in $)

March 15, 2016	April 18, 2016	67	67	0.05
May 17, 2016	June 22, 2016	35	35	0.03
August 9, 2016	September 27, 2016	60	60	0.05
November 22, 2016	January 4, 2017	60	60	0.05
February 14, 2017	April 4, 2017	57	57	0.04
May 9, 2017	June 20, 2017	34	32	0.03
August 2, 2017	September 13, 2017	32	32	0.02
November 7, 2017	December 20, 2017	57	56	0.04
February 13, 2018	March 14, 2018	70	69	0.05
May 10, 2018	June 20, 2018	52	51	0.04
July 31, 2018	September 4, 2018	56	56	0.04
October 31, 2018	December 19, 2018	66	65	0.05
February 5, 2019 (after the reporting date)*	March 13, 2019	62	61	0.05

(*) The record date is February 28, 2019 and the payment date is March 13, 2019.

E. Cumulative translation adjustment

The translation reserve includes all translation differences arising from translation of financial statements of foreign operations.

F. Capital reserves

The capital reserves include expenses for share‑based compensation to employees against a corresponding increase in equity (see section C. above) and change in investment at fair value through other comprehensive income (investment in 15% of the share capital of YYTH, see Note 23.B).

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 21 – Equity (cont’d)

G. Treasury shares

1)
During 2008 and 2009 22.4 million shares were acquired by the Company under a purchase plan, for a total consideration of approximately $258 million. Total shares held by the company and it's subsidiaries are 24.5 million.

2)
In determining the amount of retained earnings available for distribution as a dividend pursuant to the Israeli Companies Law, a deduction must be made from the balance of the retained earnings the amount of self‑acquisitions (that are presented separately in the “treasury shares” category in the equity section).

H. Retained earnings

The retained earnings include actuarial gains (see Note 18.E) and dividends to the shareholders.

Note 22 - Details of Income Statement Items

For the year ended December 31
2018	2017	2016
$ millions	$ millions	$ millions

Sales	5,556	5,418	5,363

Cost of sales
Materials	1,643	1,504	1,546
Cost of labor	791	777	753
Depreciation and amortization	384	363	317
Energy	349	343	315
Other	535	759	772
	3,702	3,746	3,703

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 22 - Details of Income Statement Items (cont’d)

For the year ended December 31
2018	2017	2016
$ millions	$ millions	$ millions

Selling, transport and marketing expenses
Transport	553	497	475
Cost of labor	125	122	119
Other	120	127	128

	798	746	722
General and administrative expenses
Cost of labor	172	170	188
Professional Services	44	49	77
Other	41	42	56
	257	261	321

Research and development expenses, net
Cost of labor	38	40	48
Other	17	15	25

	55	55	73

For the year ended December 31
2018	2017	2016
$ millions	$ millions	$ millions

Other income
Capital gain	841	54	-
Past service cost	7	-	14
Retroactive electricity charges	-	6	16
Insurance compensation	-	30	30
Other	11	19	11

Other income recorded in the income statements	859	109	71

Other expenses
Provision for legal claims	31	31	21
Impairment of assets	19	32	489
Provision for historical waste removal and site closure costs	18	-	51
Provision for early retirement and dismissal of employees	7	20	39
Environment related provisions	1	7	-
Other	8	-	18

Other expenses recorded in the income statements	84	90	618

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 22 - Details of Income Statement Items (cont’d)

For the year ended December 31
2018	2017	2016
$ millions	$ millions	$ millions

Financing income and expenses
Financing income:
Financing income recorded in relation to employee benefits	7	-	-
Net change in fair value of derivative financial instruments	-	104	24
Net gain from changes in exchange rates and interest income	49	1	1
	56	105	25

Financing expenses:
Interest expenses to banks and others	117	120	151
Financing expenses in relation to employee benefits	-	38	17
Banks and finance institutions commissions (mainly commission on early repayment of loans)	18	16	4
Net change in fair value of derivative financial instruments	101	-	-
Net loss from changes in exchange rates	-	78	7

Financing expenses	236	252	179
Net of borrowing costs capitalized	22	23	22
	214	229	157

Net financing expenses recorded in the income statements	158	124	132

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 23 - Financial Instruments and Risk Management

A. General

The Group has extensive international operations wherein it is exposed to credit, liquidity and market risks (including currency, interest and other price risks). In order to reduce the exposure to these risks, the Group holds financial derivative instruments, (including forward transactions, SWAP transactions, and options) to reduce the exposure to foreign currency risks, commodity price risks, energy and marine transport and interest risks. Furthermore, the Group holds derivative financial instruments to hedge the exposure and changes in the cash flows.
The transactions in derivatives are executed with large Israeli and non-Israeli financial institutions, and therefore Group management believes the credit risk in respect thereof is low.

This Note presents information about the Group’s exposure to each of the above risks, and the Group’s objectives, policies and processes for measuring and managing risk.

We regularly monitor the extent of our exposure and the rate of the hedging transactions for the various risks described below. We execute hedging transactions according to our hedging policy with reference to the actual developments and expectations in the various markets.

B. Groups and measurement bases of financial assets and financial liabilities

As at December 31, 2018
Financial assets			Financial liabilities
Measured at fair value through the statement of income	Measured at fair value through the statement of comprehensive income	Measured at amortized cost	Measured at fair value through the statement of income	Measured at amortized cost
$ millions	$ millions	$ millions	$ millions	$ millions

Cash and cash equivalents	-	-	121	-	-
Short-term investments and deposits	-	-	92	-	-
Trade receivables	-	-	990	-	-
Other receivables	13	-	30	-	-
Investments at fair value through other comprehensive income	-	145	-	-	-
Other non-current assets	15	-	66	-	-
Total financial assets	28	145	1,299	-	-
Short term credit	-	-	-	-	(610)
Trade payables	-	-	-	-	(715)
Other current liabilities	-	-	-	(21)	(330)
Long-term debt and debentures	-	-	-	-	(1,815)
Other non-current liabilities	-	-	-	-	(6)
Total financial liabilities	-	-	-	(21)	(3,476)
Total financial instruments, net	28	145	1,299	(21)	(3,476)

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 23 - Financial Instruments and Risk Management (cont'd)

B. Groups and measurement bases of financial assets and financial liabilities (cont'd)

As at December 31, 2017
Financial assets		Financial liabilities
Measured at fair value through the statement of income	Measured at fair value through the statement of comprehensive income	Measured at amortized cost	Measured at fair value through the statement of income	Measured at amortized cost
$ millions	$ millions	$ millions	$ millions	$ millions

Cash and cash equivalents	-	-	83	-	-
Short-term investments and deposits	-	-	90	-	-
Trade receivables	-	-	932	-	-
Other receivables	5	-	81	-	-
Investments at fair value through other comprehensive income	-	212	-	-	-
Other non-current assets	64	-	9	-	-
Total financial assets	69	212	1,195	-	-
Short term credit	-	-	-	-	(822)
Trade payables	-	-	-	-	(790)
Other current liabilities	-	-	-	(3)	(311)
Long-term debt and debentures	-	-	-	-	(2,388)
Other non-current liabilities	-	-	-	(3)	(1)
Total financial liabilities	-	-	-	(6)	(4,312)
Total financial instruments, net	69	212	1,195	(6)	(4,312)

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 23 - Financial Instruments and Risk Management (cont'd)

C. Credit risk

(1) General

(a) Customer credit risks

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and it arises mainly from the Group’s receivables from customers and from other receivables as well as from investments in securities.

The Company sells to a wide range and large number of customers, including customers with material credit balances. On the other hand, the Company does not have a concentration of sales to individual customers.

The Company has a regular policy of insuring the credit risk of its customers by means of purchasing credit insurance with insurance companies, other than sales to government agencies and sales in small amounts. Most of all other sales are executed only after receiving approval of coverage in the necessary amount from an insurance company or other collaterals of a similar level.

The use of an insurance company as aforementioned ensures that the credit risk is managed professionally and objectively by an expert external party and transfers most of the credit risk to third parties. Nevertheless, the common deductible in credit insurances is 10% (even higher in a small number of cases) thus the Group is still exposed to part of the risk, out of the total insured amount.

In addition, the Group has an additional deductible cumulative annual amount of approximately $6 million through a wholly‑owned captive reinsurance Company.

Most of the Group’s customers have been trading with the Group for many years and only rarely have credit losses been incurred by the Group. The financial statements include specific allowance for doubtful debts that appropriately reflect, in Management’s opinion, the credit loss in respect of accounts receivables which are considered doubtful.

(b) Credit risks in respect of deposits

The Group deposits its balance of liquid financial assets in bank deposits and in securities. All the deposits are with a diversified group of leading banks preferably with banks that provide loans to the Group.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 23 - Financial Instruments and Risk Management (cont'd)

C. Credit risk (cont’d)

(2) Maximum Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

As at December 31
Carrying amount ($ millions)
2018	2017

Cash and cash equivalents	121	83
Short term investments and deposits	92	90
Trade receivables	990	932
Other receivables	43	86
Investments at fair value through other comprehensive income	145	212
Other non-current assets	81	73
	1,472	1,476

The maximum exposure to credit risk for trade receivables, at the reporting date by geographic region was:

As at December 31
Carrying amount ($ millions)
2018	2017

Western Europe	294	332
Asia	342	293
North America	150	131
South America	106	70
Israel	72	70
Other	26	36
	990	932

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 23 - Financial Instruments and Risk Management (cont'd)

C. Credit risk (cont'd)

(3) Aging of debts and impairment losses

The aging of trade receivables at the reporting date was:

As at December 31
2018		2017
Gross	Impairment	Gross	Impairment
$ millions	$ millions	$ millions	$ millions

Not past due	829	-	785	-
Past due up to 3 months	114	-	125	-
Past due 3 to 12 months	38	(1)	23	(6)
Past due over 12 months	12	(2)	10	(5)
	993	(3)	943	(11)

The movement in the allowance of doubtful accounts during the year was as follows:

2018	2017
$ millions	$ millions

Balance as at January 1	11	6
Additional allowance	1	5
Write offs	(7)	(1)
Reversals	(1)	-
Changes due to translation differences	(1)	1
Balance as at December 31	3	11

Notes to the Consolidated Financial Statements as at December 31, 2018

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

The Company manages the liquidity risk by holding cash balances, short-term deposits and secured bank credit facilities.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

As at December 31, 2018
Carrying amount	12 months or less	1-2 years	3-5 years	More than 5 years
$ millions

Non-derivative financial liabilities

Short term credit (not including current maturities)	544	556	-	-	-
Trade payables	715	715	-	-	-
Other current liabilities	330	330	-	-	-
Long-term debt and debentures	1,881	152	453	1,084	1,166
	3,470	1,753	453	1,084	1,166

Financial liabilities – derivative instruments utilized for economic hedging

Foreign currency and interest derivative instruments	16	16	-	-	-
Derivative instruments on energy and marine transport	5	4	1	-	-
	21	20	1	-	-

Notes to the Consolidated Financial Statements as at December 31, 2018

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

ICL uses financial instruments, including derivatives, in order to hedge this exposure. The Group uses interest rate swap contracts mainly in order to reduce the exposure to cash flow risk in respect of changes in interest rates.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 23 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

1. Interest risk (cont'd)

(a) Interest Rate Profile

Set forth below is detail regarding the type of interest on the Group’s non-derivative interest‑bearing financial instruments:

As at December 31
2018	2017
$ millions	$ millions

Fixed rate instruments:
Financial assets	151	88
Financial liabilities	(1,728)	(1,800)
	(1,577)	(1,712)
Variable rate instruments
Financial assets	128	97
Financial liabilities	(714)	(1,428)
	(586)	(1,331)

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

(c) Sensitivity analysis for variable rate instruments

The below analysis assumes that all other variables (except for the interest rate), in particular foreign currency rates, remain constant.

As at December 31, 2018
Impact on profit (loss)
Decrease of 1% in interest	Decrease of 0.5% in interest	Increase of 0.5% in interest	Increase of 1% in interest
$ millions	$ millions	$ millions	$ millions

Changes in U.S Dollar interest
Non-derivative instruments	(1)	(1)	1	1
SWAP instruments	(18)	(9)	9	18
	(19)	(10)	10	19
Changes in Israeli Shekel interest
SWAP instruments	19	10	(10)	(19)

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 23- Financial Instruments and Risk Management (cont'd)

E. Market risk (cont’d)

1. Interest risk (cont’d)

(d) Terms of derivative financial instruments used to hedge interest risk

As at December 31, 2018
Carrying amount (fair value)	Stated amount	Maturity date	Interest rate range
$ millions	$ millions	Years	%

U.S Dollar
SWAP contracts from variable interest to fixed interest	-	250	2019-2024	1.7%-2.6%

Israeli Shekel
Swap contracts from fixed ILS interest to fixed USD interest	15	486	30/3/2024	2.45%-4.74%

Euro
Swap contracts from variable USD interest to fixed EUR interest	(1)	334	15/2/2019	1-month Libor

As at December 31, 2017
Carrying amount (fair value)	Stated amount	Maturity date	Interest rate range
$ millions	$ millions	Years	%

U.S Dollar
SWAP contracts from variable interest to fixed interest	(3)	350	2018-2024	1.36% - 2.6%

Israeli Shekel
SWAP contracts from fixed ILS interest to fixed USD interest	64	489	1/3/2024	2.45% - 4.74%

Euro
SWAP contracts from variable USD interest to fixed EUR interest	(1)	51	15/8/2018	1-month Libor

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 23- Financial Instruments and Risk Management (cont'd)

E. Market risk (cont’d)

2. Currency risk

The Group is exposed to currency risk with respect to sales, purchases, assets and liabilities that are denominated in a currency other than the functional currency of the Group. The main exposure is the NIS, Euro, British Sterling, Chinese Yuan and Turkey Lira.

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

As at December 31
Impact on profit (loss)
2018	2017
$ millions	$ millions

Non-derivative financial instruments
U.S Dollar/Euro	(64)	(9)
U.S Dollar/Israeli Shekel	92	92
U.S Dollar/British Pound	(3)	3
U.S Dollar/Chinese Yuan	(12)	(4)
U.S Dollar/Turkey Lira	(1)	(1)

A 10% decrease of the US$ against the above currencies at December 31 would have the same effect but in the opposite direction.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 23 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk (cont'd)

(a) Sensitivity analysis (cont'd)

Presented hereunder is a sensitivity analysis of the Group’s foreign currency derivative instruments as at December 31, 2018. Any change in the exchange rates of the principal currencies shown below as at December 31 would have increased (decreased) profit and loss and equity by the amounts shown below. This analysis assumes that all other variables remain constant.

As at December 31, 2018
Increase 10%	Increase 5%	Decrease 5%	Decrease 10%
$ millions	$ millions	$ millions	$ millions

Euro/ U.S Dollar
Forward transactions	9	4	(4)	(8)
Options	5	2	(2)	(4)
SWAP	34	17	(17)	(34)

U.S Dollar/Israeli Shekel
Forward transactions	(32)	(17)	19	39
Options	(75)	(41)	19	43
SWAP	(48)	(25)	28	58

British Pound/U.S Dollar
Forward transactions	(4)	(2)	2	3
Options	(1)	(1)	-	1

U.S Dollar/Chinese Yuan Renminbi
Forward transactions	(3)	(1)	2	3

British Pound/Euro
Forward transactions	(4)	(2)	2	4

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 23 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2.  Currency risk (cont'd)

(b) Terms of derivative financial instruments used to reduce foreign currency risk

As at December 31, 2018
Carrying amount	Stated amount	Average
$ millions	$ millions	exchange rate

Forward contracts
U.S Dollar/Israeli Shekel	2	352	3.7
Euro/U.S Dollar	2	86	1.2
Euro/British Pound	1	19	0.9
U.S Dollar/British Pound	-	32	1.3
U.S Dollar/Chinese Yuan Renminbi	-	29	6.5
Other	-	37	-

Currency and interest SWAPs
U.S Dollar/Israeli Shekel	15	486	3.7
Euro/U.S Dollar	(1)	334	1.1

Put options
U.S Dollar/Israeli Shekel	1	695	3.6
Euro/U.S Dollar	2	45	1.2
U.S Dollar/Japanese Yen	-	3	114.3
U.S Dollar/British Pound	-	11	1.3

Call options
U.S Dollar/Israeli Shekel	(15)	695	3.6
Euro/U.S Dollar	-	45	1.2
U.S Dollar/Japanese Yen	-	3	114.3
U.S Dollar/British Pound	-	11	1.3

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 23 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk (cont'd)

(b) Terms of derivative financial instruments used to reduce foreign currency risk (cont’d)

As at December 31, 2017
Carrying amount	Stated amount	Average exchange rete
$ millions	$ millions

Forward contracts
U.S Dollar/Israeli Shekel	2	430	3.5
Euro/U.S Dollar	(3)	320	1.2
Euro/British Pound	-	20	0.9
U.S Dollar/British Pound	-	24	1.3
U.S Dollar/Chinese Yuan Renminbi	(1)	33	6.7
Other	-	33	-

Currency and interest SWAPs
U.S Dollar/Israeli Shekel	64	489	3.7

Put options
U.S Dollar/Israeli Shekel	5	525	3.4
Euro/U.S Dollar	-	63	1.2
U.S Dollar/Japanese Yen	-	3	115.5

Call options
U.S Dollar/Israeli Shekel	(1)	525	3.4
Euro/U.S Dollar	(2)	63	1.2
U.S Dollar/Japanese Yen	-	3	115.5

The maturity date of all of the derivatives used to economically hedge foreign currency risk is up to a year.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 23 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk (cont'd)

(c) Linkage terms of monetary balances – in millions of Dollars

As at December 31, 2018
US Dollar	Euro	British Pound	Israeli Shekel	Brazilian Real	Chinese Yuan Renminbi	Others

Non-derivative instruments:
Cash and cash equivalents	41	21	4	2	5	37	11
Short term investments and deposits	74	3	-	-	-	12	3
Trade receivables	516	222	60	60	25	72	35
Other receivables	6	12	-	12	-	-	-
Investments at fair value through other comprehensive income	-	-	-	-	-	145	-
Other non-current assets	60	1	-	1	4	-	-
Total financial assets	697	259	64	75	34	266	49

Short-term credit	201	166	19	34	6	184	-
Trade payables	150	188	23	265	11	72	6
Other current liabilities	55	46	7	192	2	19	9
Long term debt, debentures and others	1,322	5	-	480	13	1	-
Total financial liabilities	1,728	405	49	971	32	276	15

Total non-derivative financial instruments, net	(1,031)	(146)	15	(896)	2	(10)	34

Derivative instruments:
Forward transactions	-	86	51	352	-	29	37
Cylinder	-	45	11	695	-	-	3
SWAPS – U.S Dollar into Israeli Shekel	-	-	-	486	-	-	-
SWAPS – U.S Dollar into Euro	-	334	-	-	-	-	-
Total derivative instruments	-	465	62	1,533	-	29	40

Net exposure	(1,031)	319	77	637	2	19	74

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 23 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk (cont'd)

(c) Linkage terms of monetary balances – in millions of Dollars (cont'd)

As at December 31, 2017
US Dollar	Euro	British Pound	Israeli Shekel	Brazilian Real	Chinese Yuan Renminbi	Others

Non-derivative instruments:
Cash and cash equivalents	19	18	7	1	7	22	9
Short term investments and deposits	82	1	-	-	-	5	2
Trade receivables	419	246	48	59	31	92	37
Other receivables	40	1	-	39	-	-	1
Investments at fair value through other comprehensive income	-	-	-	-	-	212	-
Other non-current assets	5	1	-	-	3	-	-
Total financial assets	565	267	55	99	41	331	49

Short-term credit	427	158	20	36	8	173	-
Trade payables	187	182	23	289	15	85	9
Other current liabilities	95	77	15	96	2	21	5
Long term debt, debentures and others	1,721	29	-	522	22	98	-
Total financial liabilities	2,430	446	58	943	47	377	14

Total non-derivative financial instruments, net	(1,865)	(179)	(3)	(844)	(6)	(46)	35

Derivative instruments:
Forward transactions	-	320	44	430	-	33	33
Cylinder	-	63	-	525	-	-	3
Total derivative instruments	-	383	44	955	-	33	36

Net exposure	(1,865)	204	41	111	(6)	(13)	71

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 23 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont’d)

3. Other price risk

A. Investment in shares

The Company has an investment of 15% of the issued and outstanding share capital on a fully diluted basis of YYTH, in the amount of approximately $145 million (as at December 31, 2018). The investment is measured at fair value, and fair value updates, are recognized directly in the consolidated statement of comprehensive income.
B. Hedging of marine shipping and energy transactions

The Company is exposed to risk in respect of marine shipping and energy costs. The Company uses marine shipping and energy derivatives to hedge the risk that its cash flows will be affected by changes in marine shipping and energy prices. As at December 31, 2018, the fair value of the marine shipping and energy derivatives was approximately $(5) million.

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

The following table details the book value and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

As at December 31, 2018		As at December 31, 2017
Carrying amount	Fair value	Carrying amount	Fair value
$ millions	$ millions	$ millions	$ millions

Loans bearing fixed interest (1)	238	244	271	279

Debentures bearing fixed interest
Marketable (2)	1,201	1,217	1,247	1,291
Non-marketable (3)	281	279	281	288
	1,720	1,740	1,799	1,858

(1) The fair value of the shekel, euro, and yuan loans issued bearing fixed interest is based on calculation of the present value of the cash flows in respect of the principal and the interest and is discounted at the market interest rates on the measurement date for similar loans having similar characteristics and is classified as Level 2 in the fair value hierarchy. The average discount interest as at December 31, 2018 for the shekel, euro and yuan loans was 2.8%, 1.7%, and 5.0%, respectively (December 31, 2017 for the shekel, euro and yuan loans - 2.4%, 1.7%, and 6.1%, respectively).

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 23 - Financial Instruments and Risk Management (cont'd)

F. Fair value of financial instruments (cont'd)

(2) The fair value of the marketable debentures is based on the quoted stock exchange price and is classified as Level 1 in the fair value hierarchy.

(3) The fair value of the non‑marketable debentures is based on calculation of the present value of the cash flows in respect of the principal and the interest and is discounted at the Libor rate customary in the market for similar loans having similar characteristics and is classified as Level 2 in the fair value hierarchy. The average discount interest as at December 31, 2018 was 5.3% (December 31, 2017 – 4.57%).

G. Hierarchy of fair value

The following table presents an analysis of the financial instruments measured by fair value, using the valuation method.  (See Note 4).

The following levels were defined:

Level 1: Quoted (unadjusted) prices in an active market for identical instruments

Level 2: Observed data (directly or indirectly) not included in Level 1 above.

As at December 31, 2018
Level 2
$ millions

Investments at fair value through other comprehensive income (1)	145
Derivatives used for economic hedging, net	7
152

As at December 31, 2017
Level 2
$ millions

Investments at fair value through other comprehensive income (1)	212
Derivatives used for economic hedging, net	63
275

(1) Investment in the share capital of YYTH was subject to a three-year lock‑up period as required by Chinese law, which was expired in January 2019. Measurement of the fair value of the discount rate in respect of the lock‑up period was calculated by use of the Finnerty 2012.

The impact deriving from a possible and reasonable change in these data items, which are not observed, is not material.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 24 - Earnings per Share

Basic earnings per share

Calculation of the basic earnings per share for the year ended December 31, 2018, is based on the earnings allocated to the holders of the ordinary shares divided by the weighted-average number of ordinary shares outstanding, calculated as follows:

For the year ended December 31
2018	2017	2016
$ millions	$ millions	$ millions

Earnings (losses) attributed to the shareholders of the Company	1,240	364	(122)

Weighted-average number of ordinary shares in thousands:

For the year ended December 31
2018	2017	2016
Shares thousands	Shares thousands	Shares thousands

Balance as at January 1	1,276,238	1,274,298	1,272,516
Shares issued during the year	73	1,054	-
Shares vested	898	720	779
Weighted average number of ordinary shares used in computation of the basic earnings per share	1,277,209	1,276,072	1,273,295

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 24 - Earnings per Share (cont’d)

Diluted earnings per share

Calculation of the diluted earnings per share for the year ended December 31, 2018, is based on the earnings allocated to the holders of the ordinary shares divided by the weighted-average number of ordinary shares outstanding after adjustment for the number of potential diluted ordinary shares, calculated as follows:

Weighted average number of ordinary shares (diluted) in thousands:

For the year ended December 31
2018	2017	2016
Shares thousands	Shares thousands	Shares thousands

Weighted average number of ordinary shares used in the computation of the basic earnings per share	1,277,209	1,276,072	1,273,295
Effect of stock options and restricted shares	2,572	925	-
Weighted average number of ordinary shares used in the computation of the diluted earnings per share	1,279,781	1,276,997	1,273,295

At December 31, 2018, 5 million options (at December 31, 2017 and 2016 – 20 million options and 14 million options, respectively), were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti‑dilutive.

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

Israel Corp. is a public company listed for trading on the Tel Aviv Stock Exchange (TASE). Based on the information provided by Israel Corp., Millenium Investments Elad Ltd. (“Millenium”) and Mr. Idan Ofer are considered as joint controlling shareholders of Israel Corp., for purposes of the Israeli Securities Law (each of Millenium and Mr. Idan Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director of Millenium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millenium, as stated below). Millenium holds approximately 46.94% of the share capital in Israel Corp., which holds as at December 31, 2018 approximately 45.86% of the voting rights and issued share capital of the Company.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 25 - Related and Interested Parties (cont’d)

A. Parent company and subsidiaries (cont’d)

Millenium is held by Mashat Investments Ltd. (“Mashat”) and by XT Investments Ltd. (“XT Investments”), with 80% and 20% holding rates in the issued share capital, respectively. (It is noted that Mashat granted XT Investments a power of attorney for a fixed period (which is extendable) to vote according to XT's discretion at General Meetings of Millenium in respect of shares constituting 5% of the voting rights in Millenium). Mashat is wholly owned by Ansonia Holdings Singapore B.V. (“Ansonia”) which is incorporated in the Netherlands. Ansonia is a wholly owned subsidiary of Jelany Corporation N.V. (registered in Curaçao), which is a wholly owned subsidiary of a Liberian company, Court Investments Ltd. (“Court”). Court is wholly owned by a foreign discretionary trust, in which Mr. Idan Ofer is the beneficiary. XT Investments is fully held by XT Holdings Ltd. (“XT Holdings”), a company whose ordinary shares are held in equal shares by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and by Lynav Holdings Ltd., a company that is controlled by a foreign discretionary trust in which Mr. Idan Ofer is the beneficiary. Mr. Ehud Angel holds, among other things, a special share that grants him, inter alia, under certain limitations and for certain issues, an additional vote on the Board of Directors of XT Holdings. In addition, Kirby Enterprises Inc., which is indirectly held by the same trust that holds Mashat, in which, as stated, Mr. Idan Ofer is the beneficiary, holds approximately 0.74% of the share capital of Israel Corp. Furthermore, Mr. Idan Ofer holds directly approximately 3.85% of the share capital of Israel Corp.

As of December 31, 2018, the number of ICL's shares held by Israel Corp. does not include 9,909,848 ordinary shares, which are subject to certain forward sale agreements, as set forth on ICL's registration statement on Form F-1 (hereinafter - the Forward Agreements), filed with the Securities and Exchange Commission on September 23, 2014 (the "Financial Transaction"). Israel Corp. does not have voting rights or dispositive power with respect to the shares subject to the Financial Transaction, which have been made available to the financial entities (hereinafter - the Forward Counterparties) with whom it engaged in the Transaction. As of December 31, 2018, the settlement period of the Financial Transaction has commenced, which is expected to be executed, subject to its terms, in components at several settlement dates that will occur over a period of approximately nine months. In accordance with the terms of the Financial Transaction, Israel Corp. will not regain voting rights and dispositive power with respect to the said shares (“physical settlement”), in whole or in part, unless it informs the Forward Counterparties otherwise at the relevant settlement dates specified in the Forward Agreements. Even though Israel Corp. holds less than 50% of the Company’s ordinary shares, it still has decisive influence at the General Meetings of the Company’s shareholders and, effectively, it has the power to appoint directors and to exert significant influence with respect to the composition of the Company’s Board of Directors.

As of December 31, 2018, 141 million ordinary shares have been pledged by Israel Corporation to secure certain liabilities, almost entirely comprised of margin loans with an aggregate outstanding principal amount of $260 million.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 25 - Related and Interested Parties (cont’d)

B. Benefits to key management personnel (including directors)

The senior managers, in addition to their salaries, are entitled to non-cash benefits (such as vehicle, mobile etc.). The Group contributes to a post-employment defined benefit plan on their behalf. In accordance with the terms of the plan, the retirement age of senior managers is 67. Senior managers and directors also participate in the Company's incentive and equity remuneration plans (options for Company shares and restricted shares (see Note 21).

Set forth below are details of the benefits for key management personnel in 2018 and 2017.

The Company's key management personnel in 2018, consists of 27 individuals, of whom 14 are not employed by the company (directors). The number of key management personnel in 2018, includes 7 individuals whose tenure was terminated during 2018. The Company's key management personnel in 2017, consisted of 21 individuals, of whom 10 were not employed by the Company (directors).

For the year ended December 31
2018	2017
$ millions	$ millions

Short-term benefits	11	8
Post-employment benefits	1	1
Share-based payments	4	4

Total *	16	13

* To interested parties employed by the Company	5	4
* To interested parties not employed by the Company	1	1

The General Meeting of the Company’s shareholders held on April 24, 2018 approved the service and employment conditions of the Company’s incoming CEO, Mr. Raviv Zoller, including equity compensation; a special bonus to the Executive Chairman of the Company’s Board of Directors, Mr. Johanan Locker, in respect of 2017; and renewal of the management services agreement with the Company’s controlling shareholder, Israel Corporation Ltd.

On May 14, 2018, Mr. Raviv Zoller entered into office as CEO of the Company, replacing the Company's Acting CEO, Mr. Asher Grinbaum. Pursuant to the approval of the General Meeting of the Company’s shareholders, as aforementioned upon entering into office as CEO, Mr. Zoller was granted with an annual equity compensation for 2018 at a total value of ILS 4 million, consisting of 120,919 restricted shares and 384,615 options exercisable into Company shares.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 25 - Related and Interested Parties (cont’d)

B. Benefits to key management personnel (including directors) (cont'd)
The Annual General Meeting of the Company's shareholders was held on August 20, 2018, approved an equity compensation for the year 2019 to each of the Company’s directors, as may serve from time to time, excluding the Chairman of the Company’s Board of Directors, Mr. Johanan Locker, and the directors who are officeholders in our controlling shareholder, Israel Corporation Ltd., Messrs. Aviad Kaufman, Avisar Paz and Sagi Kabla, to be issued on January 1, 2019, in the form of restricted Ordinary Shares, with a value per grant of NIS 310,000 (approximately $85,635), an equity compensation for 2018 to our Chairman of the Company’s Board, Mr. Johanan Locker  and annual bonus for 2017 in an amount of NIS 1,198,000 (approximately $330,939) and a special bonus in an amount of NIS 1,800,000 (approximately $497,238), to our retired Acting CEO of the Company, Mr. Asher Grinbaum, pursuant to the AGM's resolution out of the special bonus.

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

(2) The effect of each of the parameters listed hereunder is less than one percent (hereinafter – the Negligibility Threshold).

For every transaction or arrangement that is tested for the Negligibility Threshold, the parameters will be examined, to the extent they are relevant, on the basis of the Company's condensed or audited consolidated financial statements, as applicable, prior to the transaction, as detailed below:

Acquisition of assets

Assets ratio – the amount of the assets in the transaction divided by total assets.

Sale of assets

Assets ratio – the amount of the assets in the transaction divided by total assets.

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

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 25 - Related and Interested Parties (cont’d)

C. Ordinary transactions that are not exceptional (cont'd)

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

D. Transactions with related and interested parties

For the year ended December 31
2018	2017	2016
$ millions	$ millions	$ millions

Sales	5	8	35
Cost of sales	19	97	113
Selling, transport and marketing expenses	7	8	7
Financing expenses (income), net	3	(9)	-
General and administrative expenses	1	1	1
Management fees to the parent company	1	1	1

(1)
A subsidiary in the Phosphate Solutions segment is engaged in a long-term agreement with Nutrien, for acquisition of food‑quality phosphoric acid. The agreement is in effect until the end of 2018. In October 2017, the Company signed a new agreement with Nutrien for acquisition of phosphoric acid commencing January 2019 up to 2025. Nutrien was an interested party up to January 2018.

(2)	In 2013, the Company's Board of Directors authorized certain subsidiaries in Israel to purchase electricity from OPC Rotem (a company related to the Company’s controlling shareholder).

(3)
On January 17, 2018, our Audit and Accounting Committee and our Board of Directors approved, and on April 24, 2018, our General Meeting of shareholders approved, the renewed management agreement effective retroactively as of January 1, 2018, for an additional term of three years, expiring on December 31, 2020. According to the renewed management agreement, the annual management fee paid to Israel Corp for each calendar year, shall not exceed $1 million plus VAT. Such amount includes the overall value of the cash and equity compensation for the service of our directors whom are office holders of Israel Corp., and any and all prior or other compensation arrangements relating to such directors were cancelled. In addition, the renewed agreement was amended so as to no longer include an increase of management fees to a threshold of $3.5 million plus VAT in case an executive chairman of the Board is appointed on behalf of Israel Corporation. All other provisions of the management agreement remained unchanged. According to the decision of the General Meeting of our shareholders, the Audit & Accounting Committee will annually examine the reasonableness of the Management Fees paid in the previous year against the Management Services actually provided by Israel Corp to the Company in the same year. On February 4 and 25, 2019, the Audit & Accounting Committee examined the management services that were actually rendered in 2018 against the management fees paid in that year and concluded that the fees were reasonable

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 25 - Related and Interested Parties (cont’d)

D. Transactions with related and interested parties(cont’d)

(4)
In March 2017, ICL's Audit and Accounting Committee and its Board of Directors approved a framework agreement with the controlling shareholder, Israel Corporation Ltd. (hereinafter – Israel Corp.), for three years, according to which Israel Corp. can deposit, occasionally, an amount of up to $150 million in short‑term U.S. dollar or shekel deposits in ICL subject to ICL’s approval. In August 2017, the terms of the framework agreement were expanded to up to $250 million. The terms and conditions of the deposits, including the interest rate, will be determined on the date of the deposits. The deposits will be received by ICL without security. In fourth quarter of 2017, the Company received short-term loans, in a total amount of $175 million, for a period of 6 months, bearing interest at an annual rate of 1.72%–1.99%, which were repaid in the first quarter of 2018.

(5)
In December 2017, the Company, Oil Refineries Ltd. (a public company controlled by Israel Corporation Ltd.) and OPC Energy Ltd. (a public company that is controlled indirectly by one of the Company’s controlling shareholders) signed individual agreements with Energean Israel Limited for supply of natural gas. The company share will be up to 13 BCM of natural gas over a period of 15 years, in the total amount of about $1.9 billion. For further information see Note 20.

E. Balances with related and interested parties

Composition:

As at December 31
2018	2017
$ millions	$ millions

Other current assets	28	38

Other current liabilities	7	191

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 26 – Group Main Entities

		Ownership interest in its subsidiary and investee companies for the year ended December 31
Name of company	Principal location of the company’s activity	2018	2017
ICL Israel Ltd.	Israel	100.00%	100.00%
Dead Sea Works Ltd.	Israel	100.00%	100.00%
Dead Sea Bromine Company Ltd.	Israel	100.00%	100.00%
Rotem Amfert Negev Ltd.	Israel	100.00%	100.00%
Mifalei Tovala Ltd.	Israel	100.00%	100.00%
Dead Sea Magnesium Ltd.	Israel	100.00%	100.00%
Ashli Chemicals (Holland) B.V.	Israel	100.00%	100.00%
Bromine Compounds Ltd.	Israel	100.00%	100.00%
Tetrabrom Technologies Ltd.*	Israel	0.00%	100.00%
Fertilizers and Chemicals Ltd.	Israel	100.00%	100.00%
Iberpotash S.A.	Spain	100.00%	100.00%
Fuentes Fertilizantes S.L.	Spain	100.00%	100.00%
ICL Europe Coöperatief U.A.	The Netherlands	100.00%	100.00%
ICL-IP Europe B.V.	The Netherlands	100.00%	100.00%
ICL IP Terneuzen B.V.	The Netherlands	100.00%	100.00%
ICL Fertilizers Europe C.V.	The Netherlands	100.00%	100.00%
ICL Finance B.V.	The Netherlands	100.00%	100.00%
Everris International B.V.	The Netherlands	100.00%	100.00%
ICL Puriphos B.V.	The Netherlands	100.00%	100.00%
ICL-IP America Inc.	United States of America	100.00%	100.00%
ICL Specialty Products Inc.	United States of America	100.00%	100.00%
Everris N.A. Inc.	United States of America	100.00%	100.00%
Phosphorus Derivatives Inc.**	United States of America	0.00%	100.00%
BK Giulini GmbH	Germany	100.00%	100.00%
ICL Holding Germany GmbH	Germany	100.00%	100.00%
ICL I.P. Bitterfeld GmbH	Germany	100.00%	100.00%
Rovita GmbH	Germany	100.00%	100.00%
Prolactal GmbH	Austria	100.00%	100.00%
Cleveland Potash Ltd.	United Kingdom	100.00%	100.00%
ICL Brasil, Ltda.	Brazil	100.00%	100.00%
ICL (Shanghai) Investment Co. Ltd.	China	100.00%	100.00%
Yunnan Phosphate Haikou Co. Ltd.	China	50.00%	50.00%
Sinobrom Compounds Co. Ltd., China	China	75.00%	75.00%
ICL Asia Ltd.	Hong Kong	100.00%	100.00%
ICL Trading (HK) Ltd.	Hong Kong	100.00%	100.00%
Allana Potash Afar PLC***	Ethiopia	100.00%	100.00%

*            The company was merged into "Bromine Compounds Ltd.".
**         Company sold.
***       Company in liquidation proceedings.