Form 20-F
period 2019-12-31
ISRAEL CHEMICALS LTD
filed 2020-03-05
CIK 941221

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Lilach Geva Harel, Adv.
EVP, Global General Counsel
Millennium Tower, 23 Aranha St.
Tel-Aviv 6120201 Israel
Tel: +972 (3) 6844440
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value NIS 1.00 per share	ICL	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares as of December 31, 2019 was:

Title of Class	Number of Shares Outstanding
Ordinary shares	[1,280,350,942]

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

Yes ☒                      No ☐

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

Item 17 ☐                      Item 18 ☐

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

Loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or termination of engagements with contractors  and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; risks related to health epidemics, such as the ongoing global epidemic as a result of the recent outbreak of the new coronavirus identified in Wuhan, Hubei Province, China, as any outbreak of a contagious disease, or other adverse public health developments, could have a material adverse effect on our business operations by disrupting our ability to purchase raw materials, impacting the demand for some of our products, disrupting our ability to sell and/or distribute products, and/or temporarily closing our facilities or the facilities of our suppliers or customers and their contract manufacturers, or restricting our ability to travel to support our sites or our customers around the world, any of which would likely impact our sales and operating results; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our, or our service providers', information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem; volatility or crises in the financial markets; uncertainties surrounding the proposed withdrawal of the United Kingdom from the European Union; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; cost of compliance with environmental legislative and licensing restrictions; laws, regulations and physical impacts of climate change and greenhouse gas emissions; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors".

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

This Annual Report contains translations of certain NIS amounts into U.S. dollars at specified rates solely for your convenience. Unless otherwise indicated, we have translated NIS amounts as at December 31, 2019, into U.S. dollars at an exchange rate of NIS 3.456 to $1.00, and euro amounts into U.S. dollars at an exchange rate of €0.891 to $1.00, the daily representative exchange rate reported by the Bank of Israel for December 31, 2019.

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

CDP	Carbon Disclosure Project - A non-profit leading organization in the greenhouse gas emissions reporting field.
CFR
Cost and freight. In a CFR transaction, the prices of goods to the customer includes, in addition to FOB expenses, marine shipping costs and all other costs that arise after the goods leave the seller’s factory gates and up to the destination port.

CLP	Classification, Labeling and Packaging of Substances and Mixtures– EU regulation.
CPI	The Consumer Price Index, as published by the Israeli Central Bureau of Statistics.
CRU	Intelligence company providing information on global mining, metal and fertilizers market.
Dead Sea Bromine Company	Dead Sea Bromine Company Ltd., included in Industrial Products segment.
DAP	Diammonium Phosphate - a fertilizer containing nitrate and phosphorus oxide.
EPA	US Environmental Protection Agency.
FAO	The Food and Agriculture Organization of the United Nations.
FOB
Free on board expenses are expenses for overland transportation, loading costs and other costs, up to and including the port of origin. In an FOB transaction, the seller pays the FOB expenses and the buyer pays the other costs from the port of origin onwards.

ICL Haifa (Fertilizers & Chemicals)	Fertilizers and Chemicals Ltd., included in Innovative Ag Solutions segment.
GHG	Greenhouse gases – air emissions contributing to climate change.
Granular	Fertilizer having granular particles.
ICL Boulby	A United Kingdom company included in the Potash segment.
ICL Iberia (Iberpotash)	Iberpotash S.A., a Spanish company included in Potash segment.
IC	Israel Corporation Ltd.
ICL Dead Sea (DSW)	Dead Sea Works Ltd., included in Potash segment.
ICL Magnesium (DSM)	Dead Sea Magnesium Ltd., included in Potash segment.
ICL Neot Hovav	Subsidiaries in the Neot Hovav area in the south of Israel, including facilities of Bromine Compounds Ltd. Included in Industrial Products segment.
ICL Rotem	Rotem Amfert Negev Ltd., included in Phosphate Solutions segment.
IFA	The International Fertilizers Industry Association, an international association of fertilizers manufacturers.
ILA	Israel Land Authority.
IMF	International Monetary Fund.
K	The element potassium, one of the three main plant nutrients.
KNO3	Potassium Nitrate, soluble fertilizer containing N&P used as a stand-alone product or as a key component of some water-soluble blends.
KOH	Potassium hydroxide 50% liquid.
MGA	Merchant grade phosphoric acid.
MoE	Israel Ministry of Environmental Protection.
N	The element nitrogen, one of the three main plant nutrients.
NPK	Complex fertilizer comprised primarily of 3 primary nutrients (N,P,K).
NYSE	The New York Stock Exchange.
P	The element phosphorus, one of the three main plant nutrients, which is also used as a raw material in industry.
Phosphate	Phosphate rock that contains the element phosphorus. Its concentration is measured in units of P2O5.

Polyhalite
A mineral marketed by ICL under the brand name Polysulphate™, composed of potash, sulphur, calcium, and magnesium. Used in its natural form as a fully soluble and natural fertilizer, which is also used for organic agriculture and as a raw material for production of fertilizers.

Polymer	A chemical compound containing a long chain of repeating units linked by a chemical bond and created by polymerization.
Potash	Potassium chloride (KCl), used as a plant’s main source of potassium.
P2O5	Phosphorus pentoxide.
P2S5	Phosphorus pentasulfide.
REACH	Registration, Evaluation, Authorization and Restriction of Chemicals, a framework within the European Union.
Salt	Unless otherwise specified, sodium chloride (NaCl).
S	Sulphur – a chemical used for the production of sulfuric acid for sulfate and phosphate fertilizers, and other chemical processes.
Soluble NPK	Soluble fertilizer containing the three basic elements for plant development (nitrogen, phosphorus and potash).
Standard	Fertilizer having small particles.
Tami	Tami (IMI) Research and Development Institute Ltd., the central research institute of ICL.
TASE	Tel Aviv Stock Exchange, Ltd.
USDA	United States Department of Agriculture.
WPA	White Phosphoric Acid, purified from MGA.
Urea	A white granular or prill solid fertilizer containing 46% nitrogen.
YTH/YPC	The Chinese partner in the Company’s joint venture YPH in China.
4D	Clean green phosphoric acid, used as a raw material for purification processes.

Item 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3 – KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the consolidated statements of income data for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 and the consolidated statements of financial position as of December 31, 2019, 2018, 2017, 2016 and 2015 from our audited consolidated financial statements which have been prepared in accordance with IFRS, as issued by the IASB for the years ended, December 31, 2019, 2018, 2017, 2016 and 2015. You should read the consolidated financial data set forth below in conjunction with our consolidated audited financial statements and related notes and the information under “Item 5 - Operating and Financial Review and Prospects”, appearing elsewhere in this Annual Report. Our reporting currency is the U.S. dollar. Our historical results are not necessarily indicative of our results to be expected in any future period.

1  Israel Chemicals Limited

For the Year Ended December 31,
2019	2018	2017	2016	2015
US$ millions, except for the share data
Sales	5,271	5,556	5,418	5,363	5,405
Gross profit	1,817	1,854	1,672	1,660	1,803
Operating income (loss)	756	1,519	629	(3)	765
Income (loss) before income taxes	628	1,364	505	(117)	668
Net income (loss) attributable to the shareholders of the Company	475	1,240	364	(122)	509
Earnings (loss) per share (in dollars) :
Basic earnings (loss) per share	0.37	0.97	0.29	(0.10)	0.40
Diluted earnings (loss) per share	0.37	0.97	0.29	(0.10)	0.40
Weighted average number of ordinary shares outstanding:
Basic (in thousands)	1,278,950	1,277,209	1,276,072	1,273,295	1,271,624
Diluted (in thousands)	1,282,056	1,279,781	1,276,997	1,273,295	1,272,256
Dividends declared per share (in dollars)	0.22	0.18	0.13	0.18	0.28

As at December 31,
2019	2018	2017	2016	2015
US$ millions
Statements of Financial Position Data :
Total assets	9,173	8,776	8,714	8,552	9,077
Total liabilities	5,112	4,861	5,784	5,893	5,889
Total equity	4,061	3,915	2,930	2,659	3,188

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

2  Israel Chemicals Limited

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

Risks Related to Our Business

Our minerals extraction operations are dependent on concessions, licenses and permits granted to us by the respective governments in the countries wherein they are located

Our minerals extraction businesses depend on concessions granted to us by the respective governments in the countries in which we operate. Loss of concessions, as well as material changes to the conditions of these concessions could materially and adversely affect our business, financial condition and results of operations.

We extract potash, phosphate, bromine, magnesium and certain other minerals in Israel, potash and salt in Spain, Polysulphate®, salt, and certain other minerals in the United Kingdom and phosphate in China, pursuant to concessions and permits in those countries.

Israel

In Israel, we hold a concession that was granted by the government to utilize the resources of the Dead Sea (mainly potash, bromine and magnesium) which ends on March 31, 2030. There is no assurance that the Company will continue to hold the concession beyond the aforementioned period. In accordance with section 24 (a) of the Supplement to the Concession Law, 1961 (hereinafter - the Concession Law), as amended in 1986, in the event the concession is granted to another holder, all the tangible assets at the concession area will be transferred to the government, in exchange of their amortized replacement value as at the end of the concession period.

There could be other interpretations to the manner of implementation of the Concession Law’s provisions with respect to the valuation methodology, hence, the estimated value with respect to the Concession Law could materially differ from the value estimated by the Company, even with respect to the same assets and dates. There is no certainty as to the manner of interpretation of the provisions of the Concession Law in this context as will be adopted in a legal proceeding, to the extent such proceeding would occur. It is expected that the value of the Property, Plant and Equipment, at the end of the concession period, will change, even materially, from their current value as time passes and as a result of purchase and disposal of assets. For additional information, see Note 19 to our Audited Financial Statements.

Furthermore, we mine phosphate rock from phosphate deposits in the Negev desert in accordance with two mining concessions from the State of Israel, which are valid until the end of 2021. In addition, Rotem Amfert Israel has two lease agreements in effect until 2024 and 2041 and an additional lease agreement of the Oron plant, which the Company has been working to extend since 2017, by exercising the extension option provided in the agreement. The Company is acting to renew the said concessions and leases, and believes that it is likely to occur since it is the only entity with appropriate production facilities; nevertheless, there is no certainty that these concessions and leases will be renewed under the same terms or at all. Failure to renew the said concessions and leases could materially and adversely affect our business, financial condition and results of operations.

3  Israel Chemicals Limited

Our existing phosphate mines in the Negev desert hold limited reserves of phosphate rock designated for phosphoric acid production. The Company is working to promote the plan for mining phosphates in Barir field, which is located in the southern part of the South Zohar deposit in the Negev Desert. There is no certainty regarding the timelines for the submission of the plan, the approval, or further developments with respect to the South Zohar deposit. If such mining approval is not received, there will be a significant negative impact on the Group’s future mining reserves in the medium and long term. Our business, financial condition and results of operations will be adversely affected, even materially, in case of failure to receive such approval or a significant delay in receiving it or finding alternative sources of phosphates in Israel. For more information, see “Item 3 - Key Information— D. Risk Factors— Securing the future of the phosphate mining operations at Rotem depends on obtaining several approvals and permits from the authorities in Israel”.

For additional information, see Note 19 to our Audited Financial Statements and “Item 4 ‑ Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations”, “Concessions and Mining Rights” and “Reserves”.

Spain

A subsidiary in Spain (hereinafter – ICL Iberia) was granted mining rights based on legislation of Spain’s Government from 1973 and the regulations accompanying this legislation. Further to the legislation, as stated, the Government of the Catalonia region published special mining regulations whereby ICL Iberia received individual licenses for each of the 126 different sites that are relevant to the current and possible future mining activities. Some of the licenses are valid up to 2037 and the rest are effective up to 2067. The concession for the "Reserva Catalana", an additional site wherein mining has not yet been commenced, expired in 2012. The Company is acting in cooperation with the Spanish Government to obtain a renewal of the concession. According to the Spanish authorities, the concession period is valid until a final decision is made regarding the renewal. Maintaining the mining activity in Spain requires municipal and environmental licenses. If such licenses are not renewed, this would be expected to affect, possibly in a substantial manner, the mining activity at certain sites in Spain and the Company’s financial results. For additional information, see Note 19 to our Audited Financial Statements and “Item 4 - Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations” and “Concessions and Mining Rights” and “Reserves”.

United Kingdom

The mining rights of a subsidiary in the United Kingdom (hereinafter – ICL Boulby), are based on approximately 114 mining leases and licenses for extracting various minerals, in addition to numerous easements and rights of way from private owners of land under which ICL Boulby operates, and mining rights under the North Sea granted by the British Crown (Crown Estates). This lease with the Crown Estates, includes provisions to explore and exploit all targeted and known Polysulphate mineral resources of interest to ICL Boulby. The said mineral leases cover a total area of about 720 square kilometers (onshore leases totaling around 90 square kilometers and the offshore leases from the Crown Estates covering around 630 square kilometers). As at the date of this report, all the lease periods, licenses, easements and rights of way (hereinafter – the Rights) are effective, some up to June 2020 whereas some will continue up to 2038. The Company is currently in a process of renewing some of the Rights which expire in June 2020 and are still needed for the mining operation or alternatively will seek to obtain ownership of these Rights. The Company believes that it is more likely than not, that it will obtain renewal or ownership of all the needed Rights. Nevertheless, in the event such Rights are not obtained, the mining activity in the UK may be substantially affected. For additional information, see Note 19 to our Audited Financial Statements and “Item 4 - Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations” and “Concessions and Mining Rights”.

4  Israel Chemicals Limited

China

In China, the Company holds a joint venture (“YPH JV”) with Yunnan Phosphate Chemicals Group (“YPC”), a phosphate producer operating in China. YPH JV holds two phosphate mining licenses that were issued in July 2015, by the Division of Land and Resources of the Yunnan district in China. With reference to the Haikou Mine (hereinafter – Haikou), the mining license is valid up to January 2043, whereas regarding the Baitacun Mine (hereinafter – Baitacun), the mining license expired in November 2018. The mining activities at Haikou are carried out in accordance with the above‑mentioned license. Regarding Baitacun, the Company is examining the option to renew the concession, subject to a phosphate reserves soil survey results and achieving the required understanding with the authorities. If Haikou license is not renewed, this would be expected to affect, possibly in a substantial manner, the mining activity in China and the Company’s financial results. For additional information, see Note 19 to our Audited Financial Statements and “Item 4 - Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations” and “Concessions and Mining Rights" and “Reserves”.

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

Furthermore, our production processes generate byproducts, some of which are saleable while others must be reused or disposed of as waste. Storage, transportation, reuse and waste disposal are generally regulated by governmental authorities in the jurisdictions in which we operate. Permits issued by governmental authorities are contingent on our compliance with relevant regulations in the jurisdictions in which we operate. If the validity of our permits or the revocation, modification or non renewal of our permits occurs as a result of our noncompliance with regulations relating to storage, transportation, reuse and waste disposal, production may be interrupted or even ceased, which can lead to significant costs adversely affecting our operations and financial condition.

For example, gypsum ponds are used for accumulation of phosphogypsum fluid that is created as part of the production processes in Rotem plants in Israel - in November 2018, construction and use permits for pond 5 were received until December 31, 2020. The Company is working with the relevant authorities to obtain all the required permits, for the continued operation of the gypsum ponds beyond 2020, in accordance with the requirements set by law and/or instructions of the Planning and Building Committee.

5  Israel Chemicals Limited

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

Moreover, some of our products are marketed through distributors, mainly as pertains to the activity of the Phosphate Solutions segment and Specialty Fertilizers business. Any replacement of or modification in the composition of our distributors might adversely affect the Company’s competitive ability and cause a decrease in sales in certain markets, at least in the short term.

Overestimation of mineral and resource reserves could result in lower than expected sales and/or higher than expected costs and may have a material adverse effect on our business, financial condition and results of operations

We base our estimates of mineral and resource reserves on engineering, economic and geological data that is compiled and analyzed by our engineers and geologists. However, reserves estimates are by nature imprecise and rely to some extent on statistical inferences drawn from available drilling data, which may prove unreliable/inaccurate. There are numerous inherent uncertainties in estimating quantities and qualities of mineral deposits and reserve deposits, as well the quality of the ore, and the costs of mining recoverable reserves and the economic feasibility thereof, including many factors beyond our control. Estimates of economically feasible commercial reserves necessarily rely on a number of factors and assumptions, all of which may vary considerably from the actual results, such as:

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

6  Israel Chemicals Limited

Any revisions to our previous reserve estimates or inaccuracies in our estimates related to our existing mineral and resource reserves could result in lower than expected sales and/or higher than expected costs and may have a material adverse effect on our business, financial condition and results of operations.

In October 2018, the SEC adopted a final rule that will replace SEC Industry Guide 7 with new disclosure requirements that are more closely aligned with current industry and global regulatory practices and standards. Commencing with our annual report for the fiscal year ended December 31, 2021, we must comply with these new disclosure requirements, although early voluntary compliance is permitted. As at the date of this report, we have not adopted these new disclosure requirements and have not determined when we will elect to adopt them. When we implement the new methodology in connection with adoption of these disclosure requirements, we will present resource and reserve estimates, and the information presented may differ materially from the reserve estimates to those presented historically and in this Annual Report under the existing SEC rules.

In addition, we do not currently present reserves estimates in the UK (because currently we don't believe that the Polysulphate® we are producing there is material to the overall Group results). In the absence of published reserves, we are unable to provide life of mine estimates in accordance with SEC Industry Guide 7, that determine how long we are able to continue production, and the life of mine may be shorter than you expect.

For additional information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment— Reserves”.

The locations of some of our mines and facilities expose us to various natural disasters

We are exposed to natural disasters, such as flooding and earthquakes which may cause material damage to our business. For example, in Israel, some of our plants are located on the Jordan Rift Valley, or Syro-African Depression, a seismically active area. Furthermore, in recent years sinkholes and underground cavities have been discovered in the area of the Dead Sea, which could cause harm to the Company’s plants. In addition, an “undermining” process has begun in the northern part of the Arava stream, at the end of which there are located, on both banks, evaporation ponds of the Company’s plants at the Dead Sea. There is a risk that this phenomenon would jeopardize the stability of the Company’s dikes and evaporation ponds. In the Sodom area, where many of the Company’s plants in Israel are located, there are occasional flash floods in the streambeds. While we have insurance coverage that covers these types of damage, subject to payment of deductibles, the insurance may not be sufficient to cover all of these damages. In addition, we have underground mines in the United Kingdom and Spain and a mine in China. Water leakages into these mines or other natural disasters might cause disruptions to mining or even loss of the mine. We do not have full property insurance with respect to all our property/assets.

7  Israel Chemicals Limited

The accumulation of salt at the bottom of the salt Pond 5, the central evaporation pond in our solar evaporation pond system used to extract minerals from the Dead Sea, requires the water level of the pond to be constantly raised in order to maintain the production capacity of extracted minerals

The minerals from the Dead Sea are extracted by way of solar evaporation, whereby salt precipitates onto the bed of one of the evaporation ponds at Sodom (Pond 5), in one of the sites of Dead Sea Works. The precipitated salt creates a layer on the Pond bed of approximately 20 million tonnes annually. The process of production of the raw material requires that a fixed brine volume is preserved in the Pond. To this end, the solutions level of the Pond is raised each year according to the rate at which the pool floor rises.

Failure to maintain a fixed brine volume in the pond will cause a reduction in our production capacity. However, raising the water level of the Pond above a certain level is likely to cause structural damage to the foundations of the hotel buildings situated close to the water’s edge, to the settlement of Neve Zohar and to other infrastructures located along the western shoreline of the Pond.

We are working with the Israeli government both with respect to construction of the coastline defenses and with respect to the permanent solution (the Salt Harvesting Project), which consists of harvesting of the salt in such a manner whereby raising the water level in Pond 5 would no longer be required. The coastline defenses are supposed to provide protection pending the implementation of the permanent solution, which is supposed to provide protection until the end of the current concession period in 2030.

There is no assurance that the coastline defenses or the permanent solution will be fully implemented or that the implementation will prevent damage to the surrounding infrastructure or our operations at the salt Pond 5. Failure to provide solutions, or any damage caused as aforesaid, could materially and adversely affect our business, financial condition and results of operations.

For more information about the coastline defenses and the permanent solution (the Salt Harvesting Project), see “Item 4 - Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations” and Note 19 to our Audited Financial Statements.

The receding water level in the Northern Basin of the Dead Sea, may require capital and/or operational expenses in order to enable the continuation of the Company's operations in the Dead Sea

Due to the hydrological deficit, the water level of the Northern Basin of the Dead Sea is receding at the rate of over 1 meter per year. As part of our production process in Israel, we pump water from the Northern Basin of the Dead Sea through a special pumping station and deliver it throughout a feeding channel to the salt and carnallite evaporation ponds in the Southern Basin. As the water level recedes, we may be pressured to reduce our usage of minerals from the Dead Sea, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to pump water relies on an active pumping station at the water line of the Northern Basin of the Dead Sea. Due to the receding water level in this area, the water line is receding from the current pumping station area and construction of a new pumping station (hereinafter – the P‑9 Pumping Station) is therefore necessary. The P-9 Pumping Station is expected to commence its operation during the year 2020 and we expect it will be able to pump water during the upcoming years. Failure to construct and operate the new pumping station or a significant delay in the planned timetables or failure to extend its life in future years could have a material adverse effect on the Company’s business, its financial condition and results of operations.

8  Israel Chemicals Limited

For information respecting the petition that was filed in the Israeli Court for Water Matters by Adam Teva V’Din, wherein the Court was requested to order the Government Water and Sewage Authority to issue a production license to DSW pursuant to the Water Law with respect to the transfer of water from the Northern Basin of the Dead Sea to the evaporation ponds in the Sea’s Southern Basin, see Note 19 to our Audited Financial Statements.

Additional risk of the decline of the Dead Sea level is the erosion of Arava stream, which flows along the international border between Israel and Jordan and into the Dead Sea. This erosion could endanger the stability of the eastern dykes in the future in the array of salt and carnallite ponds and any breach or damage to the salt and carnallite ponds could materially and adversely affect our business, financial condition and results of operations. The Company is endeavoring to analyze the matter and to find solutions for preventing or retarding this occurrence in the long term. The Company is carrying on ongoing monitoring and taking action on the site in order to protect the dykes. As part of these efforts, joint research was commenced with the Jordanian potash company APC (Arab Potash Company), designed to gather information for the detailed planning of a project to prevent the continued erosion of the stream. The research phase is expected to be completed during 2020. Prior to commencing the project, obtaining permits from the authorities is required, due to its engineering complexity, proximity to the border, soil instability and environmental sensitivity of the entire area. Insofar as it is decided to commence with the project, the Company estimates that its completion is likely to take several years.

Furthermore, as a result of the decline of the Dead Sea level, sinkholes and underground cavities have been discovered in the area of the Dead Sea. The appearance of sinkholes in the Dead Sea area is increasing over the years. Most of the sinkholes develop in the Northern Basin of the Sea, where there is low activity by ICL Dead Sea. However, in recent years there has been a steady development of sinkholes in the area of the feeding channel, through which water is pumped from the Northern Basin to the Southern Basin. ICL Dead Sea takes actions to monitor the development of these sinkholes and to fill them when they appear. the development of sinkholes in areas where we operate, together with a failure to detect and treat those sinkholes can cause significant damage and could materially and adversely affect our business, financial condition and results of operations.

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

For information regarding the Company's subsidiaries application to join the petition against the decision to approve a plan for the construction of a residential area in proximity to the Ashdod Port, see “Securing the future of the phosphate mining operations at Rotem depends on obtaining several approvals and permits from the authorities in Israel” below.

9  Israel Chemicals Limited

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

•	Unexpected changes in regulatory environments and Increased government ownership and regulation in the countries in which we operate;

•
Political and economic instability, including civil unrest, inflation and adverse economic conditions resulting from governmental attempts to reduce inflation, such as imposition of higher interest rates and wage and price controls;

•	Public health crises, such as pandemics and epidemics; and

•	The imposition of tariffs, exchange controls, trade barriers, new taxes or tax rates or other restrictions, including the current trade dispute between the US and China.

The occurrence of any of the above in the countries in which we operate or elsewhere could jeopardize or limit our ability to transact business there and could materially adversely affect our revenue and operating results and the value of our assets. For example, in December 2019, a strain of coronavirus (also known as COVID 19) was reported to have surfaced in Wuhan, Hubei Province, China and which has now spread to a number of other countries including in Asia, Europe and the Middle East. At this point, the extent to which the coronavirus may impact our results in China and globally is uncertain. However, any outbreak of a contagious disease, or other adverse public health developments, could have a material adverse effect on our business operations by disrupting our ability to purchase raw materials, impacting the demand for some of our products up to the point of skipping a season of fertilization in China, disrupting our ability to sell and/or distribute products, and/or temporarily closing our facilities or the facilities of our suppliers or customers and their contract manufacturers, or restricting our ability to travel to support our sites or our customers around the world , any of which could materially impact our sales and operating results.

10  Israel Chemicals Limited

Our operations could be adversely affected by price increases or shortages with respect to water, energy and our principal raw materials, as well as by increases in transportation costs

We use water, energy and various raw materials as inputs and we could be affected by higher costs or shortages in these materials, as well as by changes in transportation prices.

For example, our phosphate facilities use large quantities of water purchased from Mekorot, Israel’s national water company, at prices set by the government. If these prices rise significantly, our costs will rise as well. In our plants in Sodom, we obtain water from an independent system that is not part of the national water system. A shortage of water at the water sources in proximity to the plants or the imposition of additional costs/charges for water usage would force the Company to obtain water from sources located further away and/or at a higher cost. See Note 19 to our Audited Financial Statements regarding the Israeli Water Law amendment, according to which saline water of the kind produced by Dead Sea plants is charged with water fees.

Our plants consume large amounts of energy. Moreover, energy is a significant component of the shipping costs of a considerable share of our products. Significant price increases for energy, or energy shortages, would affect shipping costs, production costs and/or quantities.

The supply of electricity to our production processes and facilities in Israel is provided by our power station in Sodom and the national power grid. Our operations in Israel is dependent on these two sources, so significant malfunctions at the power station and/or interruption of power supply from the national grid in Israel may lead to additional financial liabilities and potential shutdowns at our production facilities, which could negatively affect ICL's ability to supply its products to both external customers and other ICL's sites using them as raw materials and reduce revenue from decreased production capacity. In addition, our magnesium plant requires a continuous supply of electricity, so any interruption in the power supply to the magnesium plant may cause a significant damage to our magnesium production process.

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

Furthermore, an increase in price or shortage of raw materials, inter alia: ammonia, sulphur, WPA and 4D (which we purchase from third parties) could adversely and materially affect our results of operations financial position, and our business.

We can provide no assurance that we will be able to pass on to our customers increased costs with respect to water, energy and our principal raw materials, as well as by increases in transportation costs, and our inability to pass on such cost increases could adversely affect our margins. For additional information, see “Item 4 ‑ Information on the Company— B. Business Overview— Segment Information”.

11  Israel Chemicals Limited

Completion of certain of the Company’s major projects may be dependent on third‑party contractors and/or governmental obligations. Furthermore, termination of engagements with contractors might entail additional costs

In the coming years, the Company plans to complete several key projects, whose completion is very important to the Company’s continued operation and ability to significantly improve its competitive position in some markets. Thus, for example, we are advancing the salt harvest project in Pond 5 in the Dead Sea, the construction of the new pumping station (P-9) in the Dead Sea, the consolidation of potash mines in Spain including completion of the new mine access tunnel at Suria, and significant environmental investments. The completion of key projects of the Company could also be dependent upon third-party contractors. In Spain, for example, the project incurred several delays and budget expansions that were associated, among others, with the third-party contractor. Situations wherein such contractors encounter financial or operational difficulties or other significant disagreements with the Company could cause a significant delay in the planned timetables for completion of a project and\or material deviations from the project’s budget, may even jeopardize completion of the project altogether, and could adversely and even materially affect the Company’s business, its financial condition and results of operations.

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

If the above potential inflows result in a lower concentration of sodium chloride in the water in the Dead Sea, it could adversely and materially affect production at our plants, our results of operations financial position, and our business.

We are exposed to the risk of labor disputes, slowdowns and strikes

From time to time we experience labor disputes, slowdowns and strikes. A significant part of our employees is subject to collective labor agreements, mainly in Israel, China, Germany, United Kingdom, Spain and the Netherlands. Prolonged slowdowns or strikes at any of our plants could disrupt production and cause the non-delivery of products that had already been ordered, and time is needed in order to return to full production capacity at the facilities. Furthermore, due to the mutual dependency between ICL plants, slowdowns or strikes in any ICL plant may affect the production capacity and/or production costs at other ICL plants. Labor disputes, slowdowns or strikes, as well as the renewal of collective labor agreements, may lead to significant costs and loss of profits, which could adversely, and even materially, affect our operating results and our ability to implement future operational changes for efficiency purposes. In the course of labor disputes, the workers union may impose certain sanctions which may include blocking or delaying the transfer of goods through the factory gates; such disputes may escalate into a strike.

12  Israel Chemicals Limited

Some of our employees have pension and health insurance arrangements that are our responsibility

Some of our employees have pension and health insurance arrangements that are our responsibility. Against some of these liabilities, we have monetary reserves that are invested in financial assets. Changes in life expectancy, changes in the capital market or changes in other parameters by which undertakings to employees and retirees are calculated, as well as statutory amendments could increase our net liability for these arrangements. For information about our employee benefits liabilities and composition of plan assets, see Note 17 to our Audited Financial Statements.

The discontinuation, cancellation or expiration of government incentive programs or tax benefits; entry into force of new or amended legislation or regulations with respect to additional and/or increased fiscal liabilities to be imposed on us; or imposition of new taxes or changes to existing tax rates, could all adversely affect our business results

Any of the following may have a material adverse effect on our operating expenses, effective tax rate and overall business results:

•	Some government incentive programs may be discontinued, expire or be cancelled;

•
Governments may initiate new legislation or amend existing legislation in order to impose additional and/or increased fiscal liabilities on our business, such as additional royalties, natural resource taxes or required investments, as has occurred in Israel;

•	The applicable tax rates may increase;

•	We may no longer be able to meet the requirements for continuing to qualify for some incentive programs;

•	Such incentive programs and tax benefits may be unavailable at their current levels;

•	Upon the expiration of a particular benefit, we may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit.

•	Changes in trade agreements between countries, such as in the trade agreements between the United States and China.

•	Changes in international taxation laws as may be adopted by several countries we operate in, or sell to, may result in additional taxes being imposed on our operations.

Changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities, including provisions for the removal of waste and the reclamation of mines, may adversely affect our business results and financial situation

As part of the preparation and composition of our financial statements, we are required to exercise discretion, make use of evaluations and estimates and make assumptions that affect, among other things, the amounts of assets and liabilities, income and expenses. When formulating such estimates, the Company is required to make assumptions concerning circumstances and events that involve uncertainty, even great uncertainty. We exercise our discretion based on our past experience, various facts, external factors and reasonable assumptions according to the circumstances relevant to each estimate. It should be noted that actual results may differ from such estimates and therefore may adversely affect our financial results. For more information, see Note 2 to our Audited Financial Statements.

13  Israel Chemicals Limited

For example, regarding the estimation of the projected costs for the closure and restoration of the Sallent site, as part of the restoration solution, the Company is taking action to treat the salt pile, among other things, by utilizing the salt for production and sale for De-icing purposes. The provision for the salt pile treatment is based on a long‑term forecast, covering a period of more than 50 years, along with observed estimates and, accordingly, the actual amount that will be required to restore the Sallent site could change, even significantly, from the amount of the present provision.

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

For more information, see Note 19 to our Audited Financial Statements.

Our tax liabilities may be higher than expected

Our tax expenses and the resulting effective tax rate reflected in our consolidated financial statements may increase over time as a result of changes in corporate income tax rates and other changes in tax laws in the various countries in which we operate. We are subject to taxes in many jurisdictions, including jurisdictions in which we have a limited presence, and discretion is required in determination of the provisions for our tax liability. In light of recent trends in international tax law and OECD recommendations, significant changes to international tax laws and practices may be adopted by various jurisdictions. Such changes could result in us being subject to tax in jurisdictions in which we currently are not subject to tax (including jurisdictions in which we have limited or no operations other than preforming sales to). Similarly, we are subject to examination by the tax authorities in many different jurisdictions. As part of these examinations, the relevant tax authorities may disagree with the amount of taxable income reported, deriving from our inter‑company agreements and may also dispute our interpretation of the applicable tax legislation. For example:

The Law for Taxation of Profits from Natural Resources

The Law for Taxation of Profits from Natural Resources in Israel (hereinafter – the Law) is a new law that entered into effect with respect to the bromine, phosphate and magnesium minerals in 2016, and with regard to the potash mineral, in 2017. As at the date of the report, no regulations have yet been issued under the Law (except regarding advances on account of tax payments regulations published in July 2018), no circulars have been published and no court decisions have been rendered as to the implementation of this new Law that was imposed, to the best of the Company's knowledge, only on one other company. The subsidiaries Dead Sea Works, Dead Sea Bromine and Dead Sea Magnesium financial statements, serve as a basis for the mineral based financial reports required to be filed for tax calculation under the Law. Such calculation involves interpretations and assumptions on a number of significant matters, which require management’s judgment.

The tax authority's positions could be materially different, even in very significant amounts, as a result of different interpretations regarding the implementation of the Law, including regarding matters other than the carrying amount for natural resources tax purposes of the property, plant and equipment. If the above‑mentioned tax position regarding the carrying amount of the property, plant and equipment is rejected by the Israeli tax authority, meaning measurement of the property, plant and equipment, for this purpose, should have been in accordance with depreciated historical cost, the result would be an increase in the company's tax liabilities in an aggregate amount of about $180 million for the years 2016-2019. For more information, see Note 16 to our Audited Financial Statements.

14  Israel Chemicals Limited

CFC taxation

The Company operates in many countries around the world. Under certain conditions, the tax law in certain countries considers passive activities from Controlled Foreign Companies ("CFC") as taxable income even if not distributed. The conditions include, among other, the ratio between active and passive income and tax rates applied in the foreign countries. Although the Company is acting in accordance with the relevant tax legislation, there is a risk that the tax authorities will require additional tax payment, to the extent that the Company's position regarding meeting the conditions of a Controlled Foreign Companies (CFC) will not be accepted.

BEPS regulation

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

We have expanded our business through mergers and acquisitions or organizational restructuring and various initiatives designed to increase production capacity and reduce costs of our existing operations. This could result in a diversion of resources and significant expenses, a disruption of our existing business operations and an adverse effect on our financial condition and results of operations

Negotiation processes with respect to potential acquisitions or joint ventures, as well as the integration of acquired or jointly developed businesses, require management to invest time and resources, in addition to significant financial investments, and we may not be able to realize or benefit from the potential involved in such opportunities. Future acquisitions could lead to substantial cash expenditures, dilution due to issuances of equity securities, the incurrence of debt and contingent liabilities, including liabilities for environmental damage caused by acquired businesses before we acquired them, a decrease in our profit margins, impairment of intangible assets and goodwill; and increased governmental oversight over the Company’s activity in certain areas. There is no guarantee that businesses that have been or will be acquired or joint ventures will be successfully integrated with our current products and operations, and we may not realize the anticipated benefits of such acquisitions or joint ventures and even incur losses as a result thereof, particularly if such acquisitions or joint ventures disrupt our operations.

Some of our partners or potential partners in these business initiatives are governments, governmental bodies or publicly owned companies. We may face certain risks in connection with our investments in the joint ventures and/or partnerships including, for example, if our partners' needs, desires or intents change, if the government changes or if the ownership structure of our partners changes.

In addition, we are employing a number of initiatives to improve our existing operations, including initiatives to increase production and reduce operating costs at our facilities. In ICL Iberia in Spain we are consolidating all our facilities into a single site which includes a mine and a processing plant, which expected to reduce costs per ton and allow for the elimination of additional bottlenecks and further expansion. In YPH JV in China we are expanding the JV’s activities in the field of specialty phosphate solutions, among other things through the construction of a white acid (WPA) facility. These initiatives involve high costs and/or take longer than we anticipate and may not be realized and\or ultimately achieve their goals. If these initiatives will not succeed, our financial situation and results of business and operations, as well as competitive position, could be materially and adversely affected.

15  Israel Chemicals Limited

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

Further, a portion of ICL's loans bear variable interest rates based on the short‑term London interbank offered rate for deposits of US dollars (LIBOR) rate for a period of one to twelve months, plus a margin as defined in each loan agreement. LIBOR tends to fluctuate based on general interest rates, rates set by the Federal Reserve and other central banks, the supply of and demand for credit in the London interbank market and general economic conditions. In July, 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, is considering replacing U.S. dollar LIBOR with a newly created index, calculated with a broad set of short-term repurchase agreements backed by treasury securities. Any new benchmark rate will likely not replicate LIBOR exactly, and it is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the US or elsewhere. To the extent these interest rates increase, our interest expense will increase, in which event we may have difficulties making interest payments and funding our other fixed costs, and our available cash flow for general corporate requirements may be adversely affected. See “Item 11 - Quantitative and Qualitative Disclosures about Market Risk— Interest Rate Risk”.

16  Israel Chemicals Limited

We are exposed to material fines, penalties and other sanctions and other adverse consequences arising out of FCPA investigations and related matters

We are required to comply with the U.S. Foreign Corrupt Practices Act (the "FCPA"), the UK Bribery Act and similar anti-corruption laws in other jurisdictions around the world, in the countries where we operate. We operate and sell in countries that may be considered to be of high risk in this regard. Compliance with these laws has been subject to increasing focus and activity by regulatory authorities, both in the United States and elsewhere, in recent years. Actions by our employees, as well as third party intermediaries acting on our behalf, in violation of such laws, whether carried out in the United States or elsewhere in connection with the conduct of our business could expose us to significant liability for violations of the FCPA or other anti-corruption laws and accordingly may have a material adverse effect on our reputation and our business, financial condition and results of operations.

Significant disruptions in our, or our service providers’, information technology systems or breaches of our, or our service providers’, information security systems could adversely affect our business

Information technology systems, including our hardware, software and telecommunications networks, as well as data centers and other information technology systems of third parties are critical to the operation of our business and essential to our ability to successfully perform day-to-day operations. Our operations also depend on the timely maintenance, upgrade and replacement of such systems, as well as pre-emptive expenses to mitigate the risks of failures. An intrusion, interruption, destruction or breakdown of our, or our service providers’, information technology systems and/or infrastructure by authorized or unauthorized persons could adversely affect our business and operations and in some cases even lead to environmental damage. In addition, a significant disruption to our, or our service providers’, computerized systems could cause harm of damage to the civilian population located in the vicinity of our production facilities. Moreover, we could experience business interruption, information or money theft and/or reputational damage as a result of cyber-attacks, which may compromise our, or our service providers’, systems, lead to data leakage and to disruption of sensitive production facilities and/or the security thereof, whether internally or at our third-party providers. Our, and some of our service providers’, systems have been, and are expected to continue to be, the target of malware and other cyber-attacks. In spite of our investment in measures to reduce these risks, we cannot guarantee that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data or that such systems and data held and operated by our service providers will be secure. We may also have a limited ability to control the operations and security of the information technology systems used on our behalf or provided to us by our service providers and may have limited recourse with such service providers in the event an issue arises. In addition, as we become more dependent on information technologies to conduct our operations, and as the number and sophistication of cyber-attacks increase, the risks associated with cyber security increase. These risks apply both to us, and to third parties on whose systems we rely for the conduct of our business. Cyber threats are persistent and constantly evolving and include, but are not limited to, installation of malicious software, ransomware, viruses, social engineering (including phishing attacks), denial of service or other attacks, employee theft or misuse, unauthorized access to data and other electronic security breaches. Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Such threats have increased in frequency, scope and potential impact in recent years, which increase the difficulty of detecting and successfully defending against them. As cyber threats continue to evolve, we may be required to incur additional expenses in order to enhance our protective measures or to remediate any information security vulnerability. Cyber-attacks and other intrusion, interruption, destruction or breakdown of our information technology systems and/or infrastructure also could require significant management attention and resources, expose us to legal liabilities, negatively impact our reputation among our customers, business partners and the public, and cause us to incur significant costs, any of which could have a material adverse effect on our business, financial condition and results of operations.

17  Israel Chemicals Limited

Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, and information technology systems, as well as pre-emptive expenses to mitigate the risks of failures.  We also regularly evaluate the need to upgrade and/or replace our information technology systems to protect our information technology environment, to stay current on vendor supported products and to improve the efficiency and scope of our systems and information technology capabilities. The implementation of new systems and information technology could adversely impact our operations by requiring substantial capital expenditures, diverting management’s attention, and/or causing delays or difficulties in transitioning to new systems. In addition, our systems implementations may not result in productivity improvements at the levels anticipated. Systems implementation disruption and any other information technology disruption, if not anticipated and appropriately mitigated, could have an adverse effect on our business.

Failure to retain and\or recruit key personnel, or to attract additional executive and managerial talent, could adversely affect our business

Given our complexity and the global reach of our businesses, we greatly rely upon our ability to recruit and retain skilled management and other employees including: engineers, agronomists, scientists, technical equipment operators, programmers, data scientists, and other employees with special expertise. Much of our competitive advantage is based on the expertise, experience and know-how of our key management personnel. Any loss of service of key members of our organization, or any diminution in our ability to continue to attract high-quality employees may delay or prevent the achievement of major business objectives and may have a material adverse effect on our business, financial condition and results of operations.

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

The Company borrows money from various sources to fund its operations and it frequently engages in refinancing activities, and therefore rely on access to the capital markets

The level at which the Company is leveraged could affect our ability to obtain additional financing for acquisitions, refinancing of existing debt, working capital or other purposes, could adversely affect our credit rating, and could make us more vulnerable to industry downturns and competitive pressures, as well as to interest rate and other refinancing risks. In addition, capital markets have been more volatile in recent years. Such volatility may adversely affect our ability to obtain financing on favorable terms at times in which we need to access the capital markets. Our ability to refinance existing debt and meet our debt service obligations will be dependent upon our future performance and access to capital markets, which will be subject to financial, business and other factors affecting our operations (including our long-term credit ratings), many of which are beyond our control. Our credit rating may be downgraded, among other things, due our future performance, the degree to which we are leveraged and deterioration of the business environment.

18  Israel Chemicals Limited

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

19  Israel Chemicals Limited

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

In addition, our Polysulphate® business in ICL Boulby mine in the UK, is exposed to new potential producers entering the market. Polysulphate® is the basis for many of the products in the Company's FertilizerpluS premium fertilizers business line. It would be noted in this context that, a new potential producer, holds a concession to develop a polyhalite mine with a capacity of up to 20 million tonnes per year in a mine, which is located in the same area of our Boulby mine. If eventually, this producer will be able to proceed with its project, ICL will cease to be the sole producer of Polysulphate®, and will not be the market leader, which is inconsistent with the Company's strategy to obtain leadership positions in all its activities. ICL is constantly monitoring the competitive environment and will continue to seek ways to adhere with its strategy. If we are unable to compete effectively with new producers, our business, financial condition and results of operations could be materially and adversely affected. For more information, see “Item 4 - Information on the Company— B. Business Overview— Segment Information - Potash Segment”.

Sales of our Industrial Products and Phosphate Solutions segments’ products are affected by various factors that are not within our control, including developments in the end markets of industrial materials and food, legislative changes, recession or economic slowdown and changes in currency exchange rates

Sales of our Industrial Products and Phosphate Solutions segments’ products are affected by global economic conditions in the markets in which we operate. For example, our sales may be affected by the slow economic recovery or any reversal thereof in Europe. In addition, we have significant manufacturing operations in Europe and a large portion of our European sales are in euros, while some of our competitors are manufacturers located outside Europe whose operational currency is the U.S. dollar. As a result, a strengthening of the euro exchange rate against the U.S. dollar increases the competitive advantage of these competitors.

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

Sales of our magnesium products are affected by various factors that are not within our control, including developments in the end markets of magnesium, legislative changes, recession or economic slowdown, changes in currency exchange rates, antidumping and countervailing duties

Sales of our magnesium products are affected by global economic conditions in the markets in which we operate. For example, our sales may be affected by any economic reversal in the aluminum sector, steel sector, and the casting sector of parts made of magnesium alloys (mainly for uses in the vehicle industry).

In addition, environmental regulations, significant changes in the USD against the ILS exchange rate and trade barriers may negatively affect our sales directly and\or indirectly by affecting our customers’ business and operations, which could materially and adversely affect our business, financial condition and results of operations.

20  Israel Chemicals Limited

The Company’s magnesium activities may be subject to antidumping and countervailing duties on imports of magnesium, that are imposed in order to protect the local producer in the target markets. For example, during 2019, ICL's magnesium production was negatively impacted as a result of the antidumping claim against ICL's magnesium business in the US. If such duties are imposed, it may result difficulties or inability to sell our magnesium products in these markets and thus negatively affect the Company's magnesium activities economic viability.

Securing the future of the phosphate mining operations at Rotem depends on obtaining several approvals and permits from the authorities in Israel

Securing the future of the phosphate mining operations at Rotem depends on obtaining several approvals and permits from the authorities in Israel, as follows:

Emission permit under the Israeli Clean Air Act (hereinafter - the Law): In 2018, the Company conducted two risk assessments by external experts regarding the possibility to execute all the clean air tasks required by the emission permit as per their approved timeline. The risk assessments focused on the technical and safety considerations arising from implementation of a large number of parallel projects in an industrial site. The assessments indicated that there is no operational feasibility to implement the full requirements of the permit within the defined timeline, and accordingly the Company is unable to meet the timeline set in the current permit. In 2019, following discussions with the Israeli Ministry of Environmental Protection (hereinafter - MoE), the MoE informed the Company that during the course of discussions to renew Rotem's emission permit, which currently remains unchanged, they will consider the safety constraints, the complexity and multiplicity of projects, as well as the Company's diligence to comply with the present permit conditions and their schedules, while prioritizing projects with significant environmental impact. The Company provided the MoE with its updated projects' outline, schedule and completion status. The Company continuously updates the MoE on its compliance with the updated projects’ outline.

Extension of the mining concessions: Rotem has two mining concessions, which are valid until the end of 2021. The Company is working with the relevant authorities to extend the concessions.

Extension of a lease agreement: Rotem has two lease agreements in effect until 2024 and 2041 and an additional lease agreement of the Oron plant, which the Company has been working to extend since 2017, by exercising the extension option provided in the agreement.

Gypsum Ponds are used for accumulation of phosphogypsum fluid - in November 2018, construction and use permits for pond 5 were received until December 31, 2020. The Company is working with the relevant authorities to obtain all the required permits, for the continued operation of the gypsum ponds beyond 2020, in accordance with the requirements set by law and/or instructions of the Planning and Building Committee.

Finding economically feasible alternatives to the continued mining of phosphate rock in Israel – according to the Company's assessment of economic phosphate reserves in the existing mining areas, the estimated useful life of Rotem's phosphate rock reserves, which are essential for some of our production lines, is limited to only a few years. As described above, the Company is working to obtain permits and approvals which will provide an economic alternative for future mining of phosphate rock in Israel.

The Company believes that it is more likely than not that the said approvals and permits will be granted within a timeframe which will not materially impact the Company's results. Nevertheless, there is no certainty as to the receipt of such approvals and permits and/or the date of their receipt. These approvals and permits depend on active government support, which has been latent recently due to multiple election processes. Failure to obtain these approvals and permits and/or a significant delay in receiving them can lead to a material impact on the Company's business, financial position and results of operations.

21  Israel Chemicals Limited

As at December 31, 2019, Rotem employs more than 1,500 people, and the overall book value of its property, plant and equipment amounts to approximately $800 million.

Our operations are subject to a crisis in the financial markets

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

The uncertainty surrounding the proposed withdrawal of the United Kingdom from the European Union may materially and adversely affect our business

There is considerable uncertainty concerning the terms and timing of the withdrawal of the UK from the European Union, referred to as “Brexit”. The United Kingdom officially left the European Union on January 31, 2020, with a transitional period set to end on December 31, 2020. The terms of the withdrawal are subject to ongoing negotiation that has created significant uncertainty about the future relationship between the UK and the EU. As a result, the full impact of Brexit is not yet known and depends on any agreements the UK and European Union may make to retain access to each other's markets, either during a transition period or more permanently. In the absence of a future trade deal, the UK’s trade with the European Union and the rest of the world would be subject to tariffs and duties set by the World Trade Organization. Additionally, the movement of goods between the UK and the remaining member states of the European Union will be subject to additional inspections and documentation checks, leading to possible delays at ports of entry and departure. These changes to the trading relationship between the UK and European Union would likely result in increased cost of goods imported into and exported from the UK and may decrease the profitability of our UK and other operations. In 2019, 6% of our revenues were generated from our UK operations and 39% of our revenues were generated from our European operations.

In addition, Brexit could lead to legal uncertainly and potentially divergent national laws and regulations, including with respect to data privacy. In particular, it is unclear how data transfers to and from the United Kingdom will be regulated. More broadly, it is also unclear what financial, trade, legal and employment implications the withdraw of the UK from the European Union would have and how the withdrawal would affect us. Adverse consequences such as reduced consumer spending, deterioration in economic conditions, volatility in exchange rates, and prohibitive laws and regulations could materially and adversely affect our business, financial situation and results of operation.

As a mining and industrial chemicals company, we are inherently, and by the nature of our activity, exposed to hazards relating to materials, processes, production and mining

Although we take precautions to enhance the safety of our operations and minimize the risk of disruptions, we are subject to hazards inherent in chemical manufacturing and the related storage and transportation of raw materials, products and waste. These hazards include explosions, fires, mechanical failures, remediation complications, chemical spills and discharges or releases of toxic or hazardous substances. During our mining operations, particularly underground mining, additional hazards may occur, such as high levels of temperature requiring proper ventilation of the mine, high levels of dust which negatively affect the mining operation, flooding of the mine and others. These hazards can cause severe damage to or destruction of property and equipment, environmental damage, personal injury and loss of life and may result in suspension of operation and the imposition of civil or criminal penalties.

22  Israel Chemicals Limited

Our manufacturing facilities contain sophisticated manufacturing equipment. In the event of a major disruption in the operations of any of this equipment, we may not be able to resume manufacturing operations for an extended period of time. The occurrence of material operating problems at our facilities may have a material adverse effect on us, during and after the period of such operational difficulties, as we are dependent on the continued operation of our production facilities and we may be exposed to substantial liabilities and costs under these circumstances.

For additional information, see “Item 4 - Information on the Company— B. Business Overview— Regulatory and Environmental, Health and Safety Matters” and Note 19 to our Audited Financial Statements.

Accidents occurring during our industrial and mining operations and failure to ensure the safety of workers and processes, could adversely affect our business

Various occupational hazards are inherent in our industrial and mining operations. Thus, our operations require taking special precautionary measures to maintain a safe and healthy work environment. To ensure the safety of workers and others in the Company's facilities, the Company is subject to strict occupational health and safety standards, prescribed by local, national and international laws, regulations and standards. Additionally, we are exposed to operational risks associated with industrial or engineering activities, such as maintenance problems or equipment failures.

Failure in implementation or deviation from our safety measures and standards, or failure to prevent or appropriately respond to a safety-related incident, or other operational risks may result in personnel injuries or fatalities, production shutdowns, disruption of operations and significant legal and financial liabilities. The occurrence of material safety incidents at our facilities could have a material adverse effect on us, and we may be exposed to substantial liabilities and costs under such circumstances.

For additional information, see “Item 4 - Information on the Company— B. Business Overview— Regulatory and Environmental, Health and Safety Matters“.

As an industrial chemicals company, we are exposed to various legislative and licensing restrictions in the areas of environmental protection and safety. Related compliance costs and liabilities may adversely affect the results of our operations

As an industrial chemicals company, we are significantly affected by the legal provisions and licensing regime in the areas of environmental protection and safety. Recent years have been characterized by a substantial increase in the stringency and enforcement of legal provisions and regulatory requirements in these areas; the cost of adjustment to and compliance with such regulatory changes, including the technological complexity of such adjustment, as well as compliance with standardization, have all shown a significant upward trend.

Legislative changes around the world may prohibit or restrict use of our products, due to environmental protection, health or safety considerations. Standards adopted in the future may affect us and change our methods of operation. Furthermore, some of our licenses, including business licenses and mining licenses, are for fixed periods and must be renewed from time to time. Renewal of such permits is not certain and may be made contingent on additional conditions and significant costs. Difficulties in obtaining such permits could have an adverse effect on our operations, business and results of operations. For example, in Israel, emission permits are received under the Israeli Clean Air Law. In order to comply with the emission permits received in connection with some of our operations in Israel, we are required to make significant capital investment over the next few years. For more information, see "Securing the future of the phosphate mining operations at Rotem depends on obtaining several approvals and permits from the authorities in Israel” above,  “Item 4 - Information on the Company— B. Business Overview— Regulatory and Environmental, Health and Safety Matters” and “B. Business Overview— Business Licenses and Other Permits”.

23  Israel Chemicals Limited

Current and future laws and regulations regarding climate change and greenhouse gas (GHG) emissions, as well as the physical impacts of climate change, may affect our operations and businesses

Over the past several years, climate change and GHG emissions have been of increasing concern worldwide. In addition to legislative, regulatory, business and market impacts related to climate change, such as current and future legislation and regulation regarding GHG emissions, there may be significant physical effects of climate change including changes in the weather patterns, such as, water shortages or changes in water quality, changing sea and temperature levels, increases in storm intensities, as well as changes in availability of natural resources and damage to facilities or equipment.

Acute and/or chronic physical risks to our installations could potentially reduce ICL's production capacities. Climate change is expected to increase the frequency and likelihood of extreme weather events such as floods. ICL’s Dead Sea facilities, for example, are located in an area that has already been impacted by severe floods in the past. Another (less likely) risk could be rising sea levels that could damage several of ICL sites which are in proximity of the ocean. Such extreme floods and/or rising sea levels could cause significant property damages and loss of profits. Physical climate change risks could also involve upstream raw material supply and/or downstream distribution. For instance, the ICL Ludwigshafen site is located on the bank of the Rhine river in Germany. Freight boats carry Phosphate rocks into the site and carry produced phosphate fertilizers to customers. However, in dry seasons, the river level could be lowered to a point not allowing these freight boats to transport the raw materials/products, and climate change increases the potential frequency of such dry periods. The potential impact is the added cost of transporting these raw materials/products via road, in freight trucks.

Regulatory-related climate risks could cause additional costs to the Company, through emerging carbon taxes or mandatory cap-and-trade emission trading schemes. These taxes/schemes have become more likely since the 2015 global climate Paris accord. Currently, this risk impacts three of ICL Europe's sites (ICL Iberia Suria and Sallent, and ICL Boulby) which are included in the EU-ETS carbon trade program. Until now, these sites were allocated sufficient EUA emission credits to avoid the need for purchasing external EUA's. However, it is still unclear how much EUA's will be freely allocated in phase 4 of the EU-ETS (or in ICL Boulby's case - in the upcoming local replacement trading scheme, following Brexit). In addition, in 2017, China also initiated a national emission trading scheme. YPH JV, in China, is one of the Company's largest production sites and produces GHG emissions (directly and indirectly). For now, this trading scheme does not include the business sector relevant to this site. However, the plan could potentially expand to additional business sectors in the future. There has not been an indication of upcoming carbon taxes/trading schemes in Israel or the US states where ICL operates, but this option could become viable in the future, with even further concerns regarding climate change. The potential impact for these risks could be the need to purchase external carbon credits through the specific programs and/or new Capex expenses for reduction engines for the site.

24  Israel Chemicals Limited

Climate change also causes market risks. ICL is a producer of fertilizers for the global agricultural industry. One of the main effects of climate change is expected to be an increased frequency of extreme weather events, which impact the agricultural industry. Storms, long periods of drought, floods and extreme temperature change can affect crop quality and quantity, resulting potentially in decreased fertilizer usage. If these affect regions where ICL is a significant fertilizer supplier, and the demand for fertilizers drops, lCL might need to reduce its prices, thereby reducing its profits, or otherwise lose sales.

The potential impact of climate change and associated laws and regulations on the Company's operations and business, and those of our customers and suppliers is uncertain. The cost of adjustment to and compliance with legislative and regulatory changes regarding climate change and GHG emissions, and adjustments to the physical impacts of climate change, could materially and adversely affect our business, financial situation and results of operation. Apart from implementing physical measures to deal with extreme weather conditions, ICL has acquired insurance to protect itself from exposure to natural disasters.

For additional information, see “Item 4 - Information on the Company— B. Business Overview— Regulatory and Environmental, Health and Safety Matters”.

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

25  Israel Chemicals Limited

For information respecting legal proceedings and actions, see Note 19 to our Audited Financial Statements and “Item 8 - Financial Information— A. Consolidated Statements and Other Financial Information— Legal Proceedings”.

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

Product recalls or other liability claims as a result of food safety and food-borne illness concerns could materially and adversely affect us

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

26  Israel Chemicals Limited

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

27  Israel Chemicals Limited

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

28  Israel Chemicals Limited

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

In recent years we have seen a significant rise in the filing of class actions in Israel against public Companies, including derivative actions against the Company, its executives and Board members

In recent years we have seen a significant rise in the filing of class actions and derivative actions in Israel against companies, executives and Board members. While the vast majority of such claims are dismissed, companies like us are forced to increasingly invest resources, including monetary expenses and investment of management attention due to these claims. This state of affairs could adversely affect the willingness of our executives and Board members to make decisions which could have benefitted our business operations. Such legal actions could also be taken with respect to the validity or reasonableness of the decisions of our Board of Directors.

Risks Related to Our Ordinary Shares

We have one key shareholder who is our controlling shareholder. This controlling shareholder may influence the making of decisions with which other shareholders may disagree

As at December 31, 2019, the Israel Corporation Ltd. (“Israel Corp.”) holds the controlling interest in the Company.

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

29  Israel Chemicals Limited

The existence of a Special State Share gives the State of Israel veto power over transfers of certain assets and shares above certain thresholds, and may have an anti‑takeover effect

The State of Israel holds a Special State Share in our Company and in some of our Israeli subsidiaries. The Special State Share entitles the State of Israel, among other things, to restrict the transfer of certain assets and some acquisitions of shares by any person that would become a holder of specified amounts of our share capital. Because the Special State Share restricts the ability of a shareholder to gain control of our Company, the existence of the Special State Share may have an anti‑takeover effect and therefore depress the price of our ordinary shares. Furthermore, the existence of the Special State Share may prevent us from realizing and developing business opportunities that we may come across. To the best of the Company’s knowledge, during the second half of 2018, an inter-ministerial team was set up, headed by the Ministry of Finance, whose purpose is, among other things, to regulate the authority and supervision in respect of the Special State of Israel Share, as well as reduce the regulatory burden. In January 2019, the work of this team was put on hold until further notice due to the dissolution of the Knesset and lack of permanent Government. As at the date of the report, the Company is unable to estimate the implications of this process over the Company, if any, but it is possible that the introduction of an additional array of regulatory provisions, coupled with strict enforcement, may increase the uncertainty in the management of Company operations relating to natural resources in Israel and may have a material adverse effect on our business, our financial condition and results of operations.

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

30  Israel Chemicals Limited

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

For example, as at the date of the report, there are about 30 million outstanding options for our ordinary shares that were issued under our incentive and compensation plan. For additional information, see “Item 6 - Directors, Senior Management and Employees— E. Share Ownership”. Any ordinary shares that we issue, including under any option plans, would dilute the percentage ownership held by investors.

We may not be able to maintain our dividend payment

The Company's dividend distribution policy since 2016, is that the Company’s dividend distribution rate will be up to 50% of the annual adjusted net profit. In addition, dividends will be paid as declared by the Board of Directors and may be discontinued at any time. All decisions regarding dividend distributions are made by the Board of Directors, which takes into account various factors including our profits, investment plans, financial position and additional factors as it deems appropriate. Dividend payments are not guaranteed and our Board of Directors may decide, in its exclusive discretion, at any time and for whatever reason, not to pay dividends, to reduce the rate of dividends paid, to pay a special dividend, to modify the dividend payout policy or to adopt a share buyback program.

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

31  Israel Chemicals Limited

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

32  Israel Chemicals Limited

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

As of December 31, 2019, Israel Corporation Ltd. holds approximately 45% of our outstanding ordinary shares and approximately 46% of the shareholders' voting rights.

The following is a list of significant acquisitions, divestitures and joint ventures over the last several years:

•
In February 2020, the Company completed the acquisition of Growers Holdings, Inc., an innovator in the field of process and data-driven farming. For additional information see "Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, etc. – Research and Development".

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

33  Israel Chemicals Limited

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

B. BUSINESS OVERVIEW

Company Overview

ICL is a global specialty minerals and chemicals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. ICL extracts raw materials from well-positioned mineral assets and utilizes technology and industrial know-how to add value for customers in key agricultural and industrial markets worldwide. ICL focuses on strengthening leadership positions in all of its core value chains. It also plans to strengthen and diversify its offerings of innovative agro solutions by leveraging ICL's existing capabilities and agronomic know-how, as well as the Israeli technological ecosystem. Our operations are organized under four segments: Industrial Products (Bromine), Potash, Phosphate Solutions and Innovative Ag Solutions.

Commencing in fiscal year 2019, segment profit is measured based on the operating income after allocation of general and administrative expenses and without the allocation of certain expenses, as presented in the reports regularly reviewed by the Chief Operating Decision Maker. The comparative data has been restated accordingly.

Our principal assets include:

•	Access to one of the world’s richest, longest‑life and lowest‑cost sources of potash and bromine (the Dead Sea).

•	Two potash mines and processing facilities in Spain. The Company is in the process of consolidating the operations in Spain into one site.

•	Bromine compounds processing facilities located in Israel, the Netherlands and China.

•
A unique integrated phosphate value chain, from phosphate rock mines in Israel and in China to our value‑added downstream products in Israel, Europe, the United States, Brazil and China. Our specialty phosphates serve the food industry by providing texture and stability solutions to the meat, meat alternatives, poultry, sea food, dairy and bakery markets and many industrial markets such as metal treatment, water treatment, oral care, carbonated drinks, asphalt modification, paints and coatings and more.

•	Vast Polysulphate® resources in the United Kingdom.

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

34  Israel Chemicals Limited

In the year ended December 31, 2019, we generated total sales of $5,271 million, operating income of $756 million, and net income attributable to the shareholders of the company of $475 million. See "Item 5 – Operating and Financial Review and Prospects – A. Operating Results – Results of Operations".

Sales of the Industrial Products segment amounted to $1,318 million and the operating profit attributable to the segment amounted to $338 million, sales of the Potash segment amounted to $1,494 million and the operating profit attributable to the segment amounted to $289 million, sales of the Phosphate Solutions segment amounted to $1,980 million and the operating profit attributable to the segment amounted to $100 million, and sales of the Innovative Ag Solutions segment amounted to $717 million and the operating profit attributable to the segment amounted to $21 million.

For a breakdown of sales and a geographic market by segments, see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results”.

Markets and Industries

General

ICL's businesses are based on three main minerals – potash, phosphate and bromine, which are the main raw materials for most of the downstream products along the integrated value chains that we have developed throughout the years. ICL is organized in four segments: Industrial Products, Potash, Phosphate Solutions and Innovative Ag Solutions (IAS). Three of the four segments represent a specific value chain: The Industrial Products segment includes mainly the bromine value chain (elemental bromine and bromine compounds for various industrial applications) as well as several complementary businesses, mainly phosphorous based compounds (mostly flame retardants) and additional Dead Sea minerals for the pharma, food, oil & gas and de-icing industries. The Potash segment is based on our potash value chain and includes mainly potash fertilizers, as well as Polysulphate®-based fertilizers for the agriculture market. This segment also includes the magnesium activity. The Phosphate Solutions segment is mostly based on ICL's phosphate value chain. It includes specialty phosphate salts and acids for various industrial applications as well as commodity phosphates, used mostly as fertilizers. In each of the segments ICL benefits from leadership position, whether it is in market share or in cost competitiveness. The fourth segment, IAS, currently includes the specialty fertilizers business. ICL aims to achieve leadership position in specialty fertilizers through portfolio enhancement and geographic expansion, potentially including bolt-on M&A.

35  Israel Chemicals Limited

Industrial Markets

ICL’s Industrial Products segment and ICL's specialty phosphates business serve various industrial markets.

Industrial Products

Bromine is a member of the halogen family and is found naturally in seawater, underground brine deposits and other water reservoirs, such as the Dead Sea. The concentration and method of extraction of bromine varies depending upon the nature of its source.  The lower the concentration of bromine in the brines, the more difficult and expensive it is to extract. The Dead Sea is the world’s premier source of bromine, and it accounts for about half of the global supply (together with the production on the Jordanian side of the Dead Sea). The Dead Sea is the most competitive supply source of bromine as it has the highest concentration, and as a result, the least amount of water must be extracted and evaporated to produce bromine, which minimizes the energy costs.

ICL's bromine solutions are embedded in numerous products, making consumer goods safer and industrial production more efficient and sustainable. Demand for the products manufactured by ICL Industrial Products, which mainly include solutions based on bromine and phosphorus, is driven by population growth, increased standards of living, higher environmental and safety awareness and increased focus on cost effective production. The largest commercial use of bromine is in bromine‑based flame retardants which are used as inputs in manufacturing processes and end products, such as plastic enclosures for consumer electronics, printed circuit boards, insulation materials for construction, furniture, automobiles, and textiles, in order to meet fire-safety requirements. Bromine and its derivatives are used in various additional industries: rubber production, oil and gas drilling, water purification, intermediate materials for production of medicines and pesticides, and others. Increased regulation and environmental awareness also drives demand for polymeric and reactive flame retardants, which are considered more environmentally friendly. ICL estimates that bromine demand is relatively stable and market growth is linked to global population growth. On the supply side, Chinese supply has decreased significantly in the past few years due to resource depletion and increased environmental-related regulatory pressure. This, together with shortage of economically viable bromine resources globally, resulted in a tight supply‑demand balance and price increases.

36  Israel Chemicals Limited

Specialty Phosphates

ICL’s specialty phosphates business is based on ICL's backward integration into phosphate rock and fertilizer-grade phosphoric acid ("green phosphoric acid") which is cleaned to reach purified phosphoric acid (also referred to as food grade or technical grade acid). ICL produces and markets purified acids and phosphate salts based on it, thus adding value on top of commodity phosphates. Phosphate salts are used as functional food ingredients and phosphate additives, providing texture and stability solutions for the processed meat, poultry & seafood industries, meat alternatives, dairy, beverage and baked goods. ICL's specialty phosphates serve many additional industries such as cola beverages, water treatment, cleaning materials, paints and coatings, metal treatment, oral care, construction and more.

According to ICL's estimates, the Company has a leading position in specialty phosphates in Europe, North America and Latin America. According to CRU's estimates from September 2018, demand for purified phosphoric acid is expected to grow by a CAGR of 1.5% between 2018 to 2023 while supply is expected to grow by less than 0.5%. According to CRU, demand for water soluble fertilizers, of which purified phosphoric acid is a major raw material, has been growing sharply, driven by rapid growth in fruit & vegetable consumption and changing agricultural production systems. Phosphate salts used in processed meats, cheeses and baking goods, have seen strong consumption growth in developing countries. At the same time, there are several capacity expansions on the horizon, which are likely to be almost entirely offset by expected closures of TPA (thermal phosphoric acid) plants in China.

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

37  Israel Chemicals Limited

Agriculture Markets

Fertilizers

ICL's potash & phosphate commodity, FertilizerpluS and specialty fertilizers businesses serve agriculture markets worldwide.

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

Each of these three nutrients plays a different role in plant development and helps crops achieve their growth potential. Potassium and phosphorus are vital for physiological processes of the plant, including strengthening cereal stalks, stimulating root development, leaf and fruit health, and accelerating the growth rate of crops. Potassium also enhances a plant’s ability to withstand drought and cold, improves the efficient use of nitrogen and other nutrients necessary for plant development, and improves the durability of agricultural products in storage and transportation, thereby prolonging the shelf life of products.

In the short term, demand for fertilizers is volatile and seasonal, and is affected by factors such as weather in the world’s key agricultural growing regions, fluctuations in planting main crops, agricultural input costs, agricultural product prices and developments in biotechnology. Some of these factors are influenced by subsidies and lines of credit granted to farmers or to producers of agriculture inputs in various countries, and by environmental regulations. In addition, currency exchange rates, legislation and international trade policies have an impact on the supply, demand and level of consumption of fertilizers worldwide. Nevertheless, the common perception is that the policy of most countries is to ensure an orderly and high‑quality supply of food to the population and to this end, to encourage agricultural production. Therefore, we expect the long‑term growth trend of the fertilizers market to be maintained.

Global fertilizer demand is also driven by the supply/demand balance in grains and other agriculture products markets, which impacts their prices. Supply of agriculture products is influenced by weather, planted areas and input usage, while demand is primarily influenced by population growth and dietary changes in the developing world:

Population and Income Growth per Capita. Historically, growth in fertilizer consumption globally has been closely correlated with growth in the world’s population, which is expected to increase by over 2.0 billion and to reach 9.7 billion by 2050, according to the FAO (Food and Agriculture Organization of the UN). Currently, developed countries use fertilizers more intensively than developing countries and, therefore, produce crops at much higher yields. Economic growth in emerging markets supports food demand and thus fertilizer use. In addition, growth in income per capita in developing markets results in a shift to more protein‑rich diets through higher meat consumption, which requires larger quantities of grain for their growth, thus leading to an increased demand for seeds used in animal feed. According to estimates published by the IMF (International Monetary Fund), GDP per capita in emerging markets and developing economies is expected to grow by 4.6% and 4.8% in 2020 and 2021, respectively.

38  Israel Chemicals Limited

Declining Arable Land per Capita.  As the world’s population grows, mainly in cities, farmland per capita decreases and more food production is required from each acre of farmland. This, in turn, requires increased yield per planted area. According to the FAO, the amount of arable land per capita is expected to decrease from 0.22 hectares per person to 0.18 hectares per person between 2020 and 2050. Effectively, new arable land is available only in limited quantities, and is concentrated mainly in Brazil. Therefore, the only viable path to increase crop production is through a yield increase in developing countries, mainly in China, India, Russia, Africa and Central America, by optimizing the use of fertilizers (especially improving the balance in the use of potash, which is underutilized versus the use of nitrogen fertilizers), together with water availability and better seeds. According to the FAO, world crop production will increase by 33.8% between 2020 and 2050, while 33.9% of the growth is expected to be attributed to increase in yields.

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

During 2019, corn, soybean and rice prices increased by 2.2%, 3.3% and 24.1% respectively, while wheat price decreased by 5.6%. However, the prices of such grains increased towards 2019 year-end due to drought conditions in Thailand, which may impact the production of rice, and in Australia, which may impact the production of wheat.  WASDE report published by the USDA in February 2020 showed a decrease in the expected ratio of the global inventories of grains to annual consumption, to 29.7% for the 2019/20 agriculture year, compared to 30.3% for the 2018/19 agriculture year, and 31.4% for the 2017/18 agriculture year. The decrease in the global stock-to-use ratio resulted from a decrease in the ratio for corn compared to the previous agricultural year, due to an increased consumption with regard to production in China and in Brazil.

39  Israel Chemicals Limited

Specialty Agriculture

Specialty fertilizer markets are growing faster than the markets for conventional fertilizers and are estimated to be growing at a rate of 4-10% a year, depending on the market segment (Luclntel, 2019, Markets&Markets, 2018, IFA, RAMSַ&CO, 2018, IHS, CRF, 2014). Farmers use specialty fertilizers that are customized to meet the needs of specific crops, soil types and climates, to achieve a more efficient and effective fertilization and to maximize yield and quality. The specialty fertilizers allow more precise application of the critical foundations for development of the plant (phosphorus acid, potassium and nitrogen) and micro‑nutrients. Specialty fertilizers are generally used for specialty crops (such as fruits and vegetables, greenhouses and horticulture) but are also expanding into usage for larger specialty field crops. Increase in the demand for food is expected to drive an increase in the use of specialty fertilizers. These fertilizers include, among others, “enhanced efficiency fertilizers” such as controlled release fertilizers (CRF), which allow for precision in the release of nutrients over time, and delayed or slow release fertilizers (SRF), which allow for a very slow release of nutrients (nitrogen and potassium only), liquid fertilizers integrated in irrigation systems and in herbicides and fully water soluble fertilizers, which are most commonly used for fertilization by means of drip irrigation systems and foliar spraying.

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

40  Israel Chemicals Limited

New Grower Practices

Grower practices have a substantial impact on the growth of the Specialty Fertilizers market. Fertigation usage is growing since applying fertilizers via fertigation systems is much more efficient when using specialty fertilizers, thus increasing the demand for soluble fertilizers such as Water-Soluble NPKs.

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

Our Competitive Strengths

ICL attributes its business strength to the following competitive advantages:

•
Unique portfolio of mineral assets. ICL benefits from access to one of the world’s richest, longest‑life and lowest‑cost resources of potash and bromine. ICL’s access to these resources is based on an exclusive concession from the State of Israel for extraction of minerals from the Dead Sea. ICL also holds licenses to mine potash and salts from underground mines with vast resources in Spain. ICL is the only global producer of polyhalite, a mineral used as fertilizer and consisting potassium, Sulphur, calcium and magnesium. In addition, ICL has access to phosphate rock in the Negev Desert based on mining licenses from the State of Israel and it holds a license for mining phosphates in China. Access to these assets provides ICL with a consistent, reliable supply of raw materials, allowing for large scale-production and supporting ICL’s integrated value chain of specialty, value added products.

Dead Sea in Israel:  ICL’s potash and bromine production facilities at the Dead Sea enjoy lower production costs compared to mining potash from underground deposits or extracting bromine from less concentrated sources. This is attributed to the high concentration and virtually unlimited supply of minerals in the Dead Sea and to the unique solar evaporation production process which is less energy intensive. Furthermore, the Dead Sea’s hot and dry climate allows ICL to store outdoors very large amounts of potash (exceeding annual production) at a low cost. This advantage enables ICL to operate its potash facilities at full production capacity despite periodic fluctuations in demand, and to react faster in periods of higher demand. In addition, ICL benefits from lower transportation and logistics costs compared to its competitors and faster time to market due to the geographic proximity of its facilities in Israel to seaports and due to Israel’s geographic positioning vis‑à‑vis its main geographical markets (especially the fast‑growing markets of India, China and Brazil). While ICL benefits from these advantages, it incurs infrastructure‑related costs in connection with harvesting salt from Pond 5 at its Dead Sea complex, which is its central evaporation pond, to avoid the need to continue to raise the water level in the pond. In addition, while the supply in the Dead Sea is virtually unlimited, ICL’s access to this supply of potash and bromine pursuant to the concession is subject to the need to construct a new pumping station (P-9). Both projects (salt harvest from pond 5 and construction of a new pumping station) are expected to become operational during 2020. Moreover, the Law for Taxation of Profits from Natural Resources in Israel which entered into effect on January 1, 2016, and January 1, 2017 with respect to ICL's potash operation in the Dead Sea, will impact the Company's net profit if the mineral's price environment will increase to a level that its effect on the profitability of the subsidiaries resulted to a natural resources tax liabilities. See “Item 3 - Key Information— D. Risk Factors— Risks Related to Our Business”.

41  Israel Chemicals Limited

United Kingdom and Spain mineral assets: In addition to its operations in Israel, ICL mines potash in Spain and Polysulphate in the United Kingdom. The geographical proximity to Europe, the primary market of these assets, provides ICL with logistical advantages reflected in lower transportation costs, faster time-to‑market and higher net-back prices. In Spain, ICL is progressing with its project to consolidate the two existing mines and processing facilities into one complex which operates a ramp instead of a shaft, thus aiming to increase the mine’s capacity and contributing to lower costs. The access ramp is expected to be completed towards the end of 2020. The project also consists of expanding the above-mentioned processing facility’s capacity, logistics adjustments and improvements as well as the construction of a new terminal in the Port of Barcelona which was completed in early 2020. In the UK, the Company is ramping up the production of Polysulphate, a unique mineral containing four nutrients (potassium, sulphur, calcium and magnesium) which can be used as a natural fertilizer and provides a very cost-effective solution, as its production does not require chemical processing.

Integrated phosphate value chain: ICL’s access to phosphate rock in the Negev Desert and in China is the foundation for the Company's sizeable downstream, fully backward integrated specialty phosphate business. ICL mines and processes phosphate rock from three open‑pit mines in the Negev Desert under mining licenses from the State of Israel and from an open-pit mine in Haikou (China), using conventional methods, under a phosphate mining license that was issued in July 2015 by the Division of Land and Resources of the Yunnan district in China. About 87% of the phosphate rock produced is used internally to manufacture phosphate fertilizers, fertilizer-grade and pure phosphoric acid, with the balance being sold to third parties. ICL’s phosphate assets are the base for its vast and diversified specialty phosphates product portfolio used in industrial applications as well as food additives and specialty fertilizers, adding additional value to the commodity business while reducing ICL’s exposure to the volatility in the commodity markets. See “Item 3 - Key Information— D. Risk Factors— Our minerals extraction operations are dependent on concessions, licenses and permits granted to us by the respective governments in the countries wherein they are located”.

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

•
Leading positions in markets with high entry barriers. ICL obtains leadership positions in many of the key markets in which it operates. It is the clear leader in the bromine market, with 40% of market capacity, about third of production as well as most of the excess capacity in the market. In the potash market the Dead Sea operations has a leading competitive positions and according to CRU, the Dead Sea is among the 3 most competitive potash suppliers to China, India and Brazil. ICL also has the largest market share in specialty phosphates in the combined markets of North America, Europe and Latin America and is the sole producer of Polysulphate®. ICL has leadership positions in additional product lines such as phosphorous-based flame retardants, PK fertilizers in Europe and soluble phosphate‑based fertilizers.

42  Israel Chemicals Limited

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

•
Strategically located production and logistics assets.  ICL benefits from the proximity of its facilities, both in Israel and Europe, to developed economies (Western Europe) and emerging markets (such as China, India and Brazil). For example, in Israel, ICL ships from two seaports: The Port of Ashdod (with access to Europe and South America) and the Port of Eilat (with access to Asia, Africa and Oceania). As a result of their geographical positions, access to these two ports provides ICL with two distinctive advantages versus its competitors: (1) it has lower plant gate‑to‑port, ocean freight, and transportation costs from ports to target markets, which lower its overall cost structure; and (2) it has faster time to markets due to its proximity to end‑markets, allowing it to opportunistically fill short lead‑time orders, strengthening its position with its customers. In addition, ICL is the sole producer with the ability to transport potash and phosphates from the same port (which it does in Israel). ICL’s sales are balanced between emerging markets (approximately 41% of 2019 sales) and developed economies (approximately 59% of 2019 sales).

•
Strong cash generation and closely monitored capital allocation approach. Continuous focus on cash generation, optimization of the capital expenditures (CAPEX) and working capital as well as the implementation of efficiency measures enabled the Company to generate operating cash flow of $992 million in 2019, an increase of 60% compared to 2018. These cash flows were used in accordance with the Company’s strict approach in connection with allotment of equity, whereby the Company examines, on an ongoing basis, the work plan and its investments. ICL's capital allocation approach balances between driving its long‑term value creation through investments in its growth, providing a solid dividend yield while aiming to maintain an investment grade rating (at least BBB- by S&P and Fitch). On February 12, 2020, the Company’s Board of Directors resolved to extend the Company's current dividend policy of a payout ratio of up to 50% of annual adjusted net income, until further notice. In respect to 2019 adjusted net income, the Company declared total dividends in the amount of $238 million, reflecting a dividend yield rate of approximately 3.7% (based on the average share price for the year). See “Item 8 - Financial Information— A. Consolidated Statements and Other Financial Information— Dividend policy”.

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

43  Israel Chemicals Limited

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

In 2018 ICL launched its “Business Culture of Leadership” strategy, focused on enhancing market leadership across its three core mineral value chains of bromine, potash and phosphate, as well as realizing the growth potential of Innovative Ag Solutions. To align the organization with this strategy, ICL operates through four business divisions: Industrial Products (bromine), Potash, Phosphate Solutions and Innovative Ag Solutions.

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

Potash

ICL leverages its well-positioned and unique potash assets, as well as its logistical advantages, to be among the three most competitive suppliers in its key target markets, including Brazil, Europe, India, South-East Asia and China. ICL’s cost competitiveness is driven by its lower logistics costs due to its facilities’ proximity to ports and customers, as well as by continuous optimization of its potash production processes at ICL Dead Sea and ICL Iberia, reducing costs and efficiently utilizing its capacity potential. At ICL Boulby, the Company focuses on continuous ramp-up the production of Polysulphate, and development of the market for this unique fertilizer, in which ICL is the world's first and sole supplier. ICL also continues to enhance its competitive production of Magnesium and to optimize synergies with its potash operations at the Dead Sea.

Phosphate Solutions

ICL is a global leader in providing phosphate-based solutions to the Industrial, Food and Agriculture end-markets. ICL’s strategy is to continue to outgrow these markets by increasingly focusing on specialty phosphate solutions and further promoting commercial excellence and value-based product positioning, while enhancing customer relationships. Leveraging on its backward integration into the phosphate resources of ICL Rotem in Israel and YPH in China. ICL continues to optimize its production capabilities to support growth and margin expansion of its specialty phosphate products and solutions.

44  Israel Chemicals Limited

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

Capital Structure

ICL’s growth initiatives will be supported by our strong financial position. ICL is focused on maintaining a solid its capital structure and generating funds for future growth, by maintaining its financial leverage at investment grade levels and improving the maturity profile, optimizing capital expenditures and working capital, implementing cost reductions and divesting low‑synergy assets.

Segment Information

We are a leading multinational company that operates mainly in the areas of fertilizers and specialty chemicals, through four segments – Industrial Products, Potash, Phosphate Solutions and Innovative Ag Solutions.

45  Israel Chemicals Limited

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

In 2019, the total sales of the Industrial Products segment totaled $1,318 million (including sales to other segments), constituting approximately 25% of ICL’s total sales, an increase of 2% compared to 2018. The segment's operating profit totaled $338 million, constituting approximately 45% of the total operating profit attributable to the segments, an increase of 13% compared to 2018. For additional information see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Results of Operations”.

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

46  Israel Chemicals Limited

The following table sets forth the principal products of the Industrial Products segment, as well as their primary applications and end‑markets:

Sub-business line	Product	Primary Applications	Primary End‑Markets
Flame retardants	Bromine-, Phosphorus- and magnesium Based Flame Retardants	Additives used in plastic, building materials and textile production	Electronics, automotive, building and construction, furniture and textiles
Industrial solutions	Elemental Bromine	Chemical reagent	Tire manufacturing, pharmaceuticals and agro
	Phosphorus-Based Industrial Compounds	Fire resistant fluids in turbines & power generation hydraulic systems and phosphorus-based inorganic intermediates	Power plants and agro
	Organic Bromine Compounds	Insecticides, solvents for chemical synthesis and chemical intermediates	Pharmaceuticals and agro
	Clear Brines	Oil and gas drillings	Oil and gas
	Merquel	Mercury emission control	Emission control in coal‑fired power plants
	Bromine‑Based Biocides	Water treatment and disinfection	Swimming pools, cooling towers, paper plants and oil and gas drillings
Specialty minerals	Magnesia Products	Pharma and food, transformer steel, catalysts, fuel and oil additives.	Food additives, multivitamins, transformer steel, automotive rubber and plastic, health care
	Solid MgCl2, KCl	Deicing, food, oil drilling, pharma	Deicing, sodium replacement, KCl for drugs. multivitamins, oil drilling companies, small industrial niche markets

Industrial Products also develops innovative products and new applications for existing products. The new products introduced in recent years include, among others, FR122P flame retardant (a polymeric bromine‑based flame retardant used in insulation material in the construction industry), TexFRon® 4002 (a polymeric flame retardant product for textiles), bromine compounds for energy storage (a wide range of products used in bromine-based flow batteries), VeriQuel™R100 (a phosphorus-based reactive flame retardant for rigid polyisocyanurate and polyurethane spray foam), VeriQuel F series (flexible halogen free active flame retardants for flexible polyurethane), CareMag D (a new natural raw material for deodorants), PolyQuel® P100 (polymeric phosphorus‑based flame retardant for high end epoxy printed circuit boards) and Phosphorus Acid of 80%, which enables customers to improve productivity and yield.

47  Israel Chemicals Limited

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

The Industrial Products segment's principal manufacturing plants and marketing companies are set forth in the map below:

In 2019, ICL produced approximately 180 thousand tonnes of elemental bromine out of potential annual maximum production capacity of approximately 280 thousand tonnes. Approximately 75% of the elemental bromine produced is used internally for the production of bromine compounds.

During 2019, ICL's elemental bromine production was negatively impacted as a result of the antidumping petition against ICL's magnesium business in the U.S. (resolved in December 2019) resulted in lower magnesium production, impacting elemental bromine production due to lower chlorine availability. In addition, during the fourth quarter of 2019 production of elemental bromine was negatively impacted by the shutdown for upgrade at ICL's Dead Sea facilities. Nevertheless, the annual bromine production in 2019 was higher than in 2018.

Competition

ICL Industrial Products is the world's largest manufacturer of elemental bromine. Based on internal estimates, ICL and its two main competitors, Albemarle and Lanxess, accounted for the majority of the worldwide production of bromine in 2019. Chinese and Indian production accounted for most of the remainder of the global production from various different sources, including, from brine produced from wells, seawater and desalinization plants. In recent years, Chinese authorities have been gearing-up their enforcement of regulations regarding safety and ecology in the local bromine industry. During 2017-2018, the MEP (Ministry of Environmental Protection) performed inspections in the province of Shandong (main Bromine production area in China). As a result of the inspections, producers are required to execute large investments in order to meet the ecological requirements. Due to these regulations, favorable conditions were developed in the Chinese bromine and bromine compounds market. The reduction of produced volume by Chinese local manufacturers continued throughout 2019. Imports of Bromine and Bromine compounds to China have increased.

48  Israel Chemicals Limited

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

The main barrier to entry into the bromine and bromine compound market is access to an economically viable source of bromine having a sufficiently high concentration. In addition, the bromine business requires a complex logistics system, including special containers (isotanks) for transporting the bromine. The need for the logistics system is a barrier to entry of competitors into the global bromine trade.

In the phosphorus‑based flame retardants market, competition is mainly from Chinese manufacturers operating in the local market and in markets outside China, mainly Europe and the United States. The Chinese manufacturers have access to a source of high‑quality, low‑cost phosphorus, which improves their capacity to compete in this market.

The segment benefits from the following competitive advantages:

The Dead Sea operations offer the world’s highest bromine concentration. As a result, the segment's relatively low production cost of elemental bromine gives it a competitive advantage. An additional competitive advantage derives from ICL’s complex logistic system, which includes isotanks fleet, which is the largest in the world. In addition, the segment has a widespread worldwide marketing, sales and supply chain network and a range of high‑quality products, combined with a technical support system that works closely with customers, providing a good competitive position in its target markets.

Raw Materials and Suppliers

The principal raw materials used by the Industrial Products segment for the manufacture of the end products are bromine, chlorine, phosphorus and magnesia. The production process also uses significant amounts of water and energy. The Company produces a significant portion of its raw materials through the Dead Sea minerals extraction operations. For further information on the extraction operations, see “Item 4 - Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations”.

Bromine is produced from the end brines (salt solutions) that are a by‑product of the process of production of potash. The brine is pumped into ICL Industrial Products’ plant in Sodom, where bromine is produced in an oxidation process using chlorine and steam.

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

49  Israel Chemicals Limited

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

50  Israel Chemicals Limited

Following is a graphic representation of the production process:

Industrial Products maintains raw‑material inventories in quantities that take into account the projected level of production based on consumption, supply dates, distance from the supplier, and other operational and logistical considerations.

Sales, Marketing and Distribution

Industrial Products’ principal markets are the United States, western Europe, China, Japan, and Taiwan. Industrial Products sells its products primarily through a network of marketing companies, while a smaller part of sales is conducted through agents and distributors throughout the world. Commissions are paid to agents as is customary in the sector. Approximately half of our sales in the Industrial Products segment are conducted via long‑term agreements with an initial term of one year or more. Nevertheless, the Industrial Products segment also sell it products via current orders close to the date of supply.

Industrial Products’ policy is to maintain adequate inventory levels, which varies from product to product, in order to ensure orderly supply to customers in light of the customers’ distance from the production centers and their demand for inventory availability, while optimizing the inventory storage costs. Therefore, portions of finished product inventories are held in storage facilities in the destination countries.

Industrial Products extends credit terms to its customers according to its credit policy. Sales are generally covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

During 2019, ICL announced it has signed several strategic agreements with customers in Asia and as a result, will increase its annual bromine compounds capacity and its bromine isotank fleet. ICL expects to invest approximately $50 million for these capacity expansions and anticipates that they will generate additional annual revenues of up to $110 million, beginning in 2021.

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

51  Israel Chemicals Limited

Natural Resources Tax

The Law for Taxation of Profits from Natural Resources entered into effect on January 1, 2016. For additional information, see Note 16 to our Audited Financial Statements.

Potash Segment

The Potash segment produces and sells mainly potash, salt, Polysulphate®, magnesium and electricity. Potash is produced in Israel and Spain, using an evaporation process to extract potash from the Dead Sea in Israel and conventional mining from an underground mine in Spain. In its ICL Boulby mine in the UK, the Company produces Polysulphate®, which is composed of sulphur, potash, calcium and magnesium. The Company's FertilizerpluS product line is based mainly on Polysulphate®. The segment also includes magnesium activity under which it produces, markets and sells pure magnesium and magnesium alloys, and also produces chlorine and sylvinite. In addition, the segment sells salt that is produced in its potash and Polysulphate® underground mines in Spain and the UK, respectively. The Company has a power plant in Sodom, which supplies electricity to ICL companies in Israel (electricity surplus is sold to external customers) and steam to all facilities in the Sodom site.

In 2019, the total sales of the Potash segment were $1,494 million (including sales to other segments), constituting approximately 28% of ICL's total sales, a decrease of 8% compared to 2018. The segment's operating profit totaled $289 million, constituting approximately 38% of the total operating profit attributable to the segments, a decrease of 8% compared to 2018. For additional information, see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Results of Operations”.

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

52  Israel Chemicals Limited

Production

The principal production facilities of the Potash business include its plants in Israel and Spain.

The manufacturing plants, distribution centers and marketing companies of the Potash business are set forth in the map below:

In 2019, the Potash business produced approximately 4.2 million tonnes of potash. The potential annual production capacity of potash is about 5 million tonnes. The potential production capacity of our various plants is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day, with the exception of a few days for planned maintenance and renovations. Actual production is usually lower than the potential production capacity due to unexpected breakdowns, special maintenance operations, non‑availability of raw materials and market conditions.

In December 2019, an annual upgrade was completed in ICL's Dead Sea facilities, which is expected to enable increased production.

Production-related developments throughout the Potash business:

Israel

The new power station in Sodom, which became operational during 2018, supplies electricity and steam required to support the production of ICL's plants at the Sodom site and sells its surplus electricity to other ICL companies and to external customers via the national grid in Israel. In 2019, the new power station continued to reduce energy costs. Due to its full natural gas operation, high efficiency and advanced pollution reduction technologies, the new plant also allows for significant reductions in direct air emissions and is expected to reduce ICL's greenhouse gas emissions. For more information regarding the new power station and the settlement agreement signed with the former contracting company Abengoa of the new power station, see “Item 4 - Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations” and Note 19 to our Audited Financial Statements.

53  Israel Chemicals Limited

During the fourth quarter of 2019, production at ICL Dead Sea was curtailed for almost one month to allow for a facilities upgrade which is expected to enable increased production in the following years. The project was successfully completed and though the shutdown had a negative impact on the Potash segment results in the fourth quarter of 2019, following a ramp-up period, production increased in early 2020.

Spain

The Company is in the process of consolidating the activities of ICL Iberia into one site by means of expanding the Suria production site (which includes a mine and a plant) and discontinuing the mining activities at the Sallent site.

As part of the above-mentioned consolidation process, the Company is building an access tunnel to the Cabanasses mine (Suria), expanding the production capacity and compaction of potash, and constructed a plant for production of vacuum salt. The Company estimates that implementation of these actions will reduce expenses and contribute to streamlining, which will reduce potash production costs and contribute to alignment of the production activities with advanced environmental standards. The access tunnel is expected to be operational towards the end of 2020.

In 2015, AkzoNobel (AkzoNobel Industrial Chemicals B.V.) and ICL Iberia signed a partnership agreement for production and marketing of high quality vacuum salt and pure potash. High purity vacuum salt is used in a variety of applications in various industries, such as the chemicals industry (for instance in electrochemical companies), the leather and textile industries, the food and feed industries, and water treatment applications. Pursuant to this agreement, subject to certain conditions, ICL constructed a vacuum salt manufacturing facility on its mining site in Suria, which commenced operation in the third quarter of 2018.

This partnership agreement provides a specific deadline (July 1, 2018) by which certain condition precedent had to be fulfilled. Since such condition precedent was not met by the agreed deadline, the Company formally informed AkzoNobel that, the agreement had to be deemed automatically terminated once that deadline passed. The Company will continue to supply salt to AkzoNobel until July 2020 pursuant to the supply agreements, which remain in force. Following correspondence between AkzoNobel and the Company, in which AkzoNobel challenged the automatic termination of the agreement, in August 2018, AkzoNobel commenced arbitration proceeding according to the agreement between the parties. For additional information regarding the arbitration proceeding, see Note 19 to our Annual Financial Statements.

The production of potash in Spain is expected to be about 1 million tonnes per year and to reach a level of up to about 1.3 million tonnes per year in the future after completion of additional necessary adjustments in the production facilities. In addition, in Spain, the Company is in the process of setting up a new designated facility in the Barcelona port that will replace the current facility. The new facility will allow the Company to significantly increase its annual loading capacity (both potash and salt) and is expected to be operational in the first quarter of 2020.

The salt produced as part of the potash production process is being treated mainly by a collector from the Company's sites in Suria and Sallent through Manresa to the sea. In 2015, Generalitat Catalunya launched a new project to build a new brine collector from Abrera up to Suria and Sallent. The collector will be constructed and operated by Generalitat Catalunya. The new collector will allow to secure the future operation of the Company's production sites and enable it to increase the capacity and to improve the existing salt treatment of ICL. The Company is negotiating with the authorities regarding the new collector's financial and operational terms.

54  Israel Chemicals Limited

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

•	Our mine in Spain is one of the last mines in Western Europe.

55  Israel Chemicals Limited

Raw Materials and Suppliers

The Potash segment produces potash in Israel and Spain. Potash does not require additional chemical conversion to be used as a plant‑nutrient fertilizer.

The other primary utilities used by ICL in order to support the potash production are natural gas, electricity, industrial water and neutralization materials.

Sales, Marketing and Distribution

The primary markets of the Potash business are Europe, Brazil, China and India. The Potash business sells its fertilizers products primarily via a network of its own sales offices as well as sales through agents throughout the world.

Most of the potash sales are not made by means of contracts or long‑term orders but, rather, through current orders proximate to the supply date (except for annual agreements with customers in India and China). Accordingly, the Potash segment does not have a significant orders' backlog.

In the Indian and Chinese markets, it is customary to carry on protracted negotiations regarding the potash contracts, part of which with commercial entities related to the governments of those countries. In other markets, potash is usually imported by a larger number of customers. In these markets, the Company has trade relations with most of the major customers.

The prices of potash are determined in negotiations between the manufacturers and the customers and are affected mainly by the relationship between the market demand, the available supply and the outstanding inventories among suppliers and customers, at that date as well as the size of the customer and period of the agreement. Prices for relatively long‑term contracts are not necessarily similar to the “SPOT” prices (current/casual sale transactions).

In December 2018, ICL signed for the first time a five-year potash supply agreement with Indian Potash Limited ("IPL"), India's largest importer of potash. According to the agreement, ICL is expected to supply IPL with 600 thousand tonnes per year in 2019 and 2020, increasing to 650 thousand tonnes per year in 2021-2023 (including optional quantities). Prices will be determined in accordance with the prevailing market prices in India at the relevant date of supply. On October 2019, Uralkali (Russia) and Belaruskali (Belarus) signed new potash supply contracts with IPL, at a price that reflects a decrease of $10 per tonne from the 2018/2019 contracts. Following this, ICL signed an agreement with IPL to update the price accordingly, for all shipments from October 2019 to March 2020, which are expected to be in line with its five-year supply agreement.

The Potash segment grants credit terms to its clients according to customary practices in their locations. The segment's credit sales are generally covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

The Potash business transports potash from Israel to customers overseas by ships (mainly in bulk) that it leases in the market and loads using designated facilities in the ports of Ashdod on the Mediterranean Sea and Eilat on the Red Sea. The Potash business also has designated facilities for bulk loading at ports in Barcelona (Spain) and Teesside (UK). In Israel, short mine-to-port distances and shorter shipping routes to emerging markets grants the Potash business a significant and a unique advantage over its main competitors. For information regarding the new designated facility in the Barcelona port, see “Item 4 – Information on the Company— D. Property, Plant and Equipment— Logistics".

56  Israel Chemicals Limited

Seasonality

The seasonal nature of the demand for the Potash business’s products gives rise generally to quarterly sales fluctuations, as sales levels in the second and third quarters are generally higher than sales in the first and fourth quarters. In recent years, due to various influences on the timing of sales, primarily price fluctuations and the effects of negotiations in China and India and changes in the timing of fertilizer imports to Brazil, the effects of seasonality explained above have been reduced as compared to earlier periods. In the years 2016 to 2018, the delay in signing of the contracts with the Chinese and Indian customers caused a situation wherein the total sales in the second half of the year were higher than in the first half of the year, while in 2019 there were no sales to China since September due to the Chinese decision to halt potash imports in light of high levels of potash inventory domestically.

Natural Resources Tax

The Law for Taxation of Profits from Natural Resources, entered into effect on January 1, 2016, except with respect to the Potash operations at the ICL Dead Sea regarding which the effective date was January 1, 2017. For additional information, see Note 16 to our Audited Financial Statements.

Additional products

The Potash segment produces and sells additional products, including Polysulphate®, magnesium-based products, salt produced in underground mines in UK and Spain, electricity surplus produced in Israel and others.

FertilizerpluS

FertilizerpluS is ICL's premium fertilizers line, based mainly on polyhalite (marketed by the Company as Polysulphate®) and other products. FertilizerpluS products, which include different compounds of phosphorus, sulphur, potassium, magnesium and calcium, are tailored for various types of soil and wide range of crops, intended to enhance crops, improve yields and increase fertilizer efficiency. ICL produces and markets its FertilizerpluS products through both the Potash and the Phosphate Solutions segments. See below a list of products that included in the FertilizerpluS line.

Polyhalite is a mineral that is exclusively mined by ICL through the Potash segment in an underground mine in the UK (ICL Boulby) and is marketed under the brand name Polysulphate®. Polysulphate® is used in its natural form as a fully soluble and natural fertilizer, which is also used for organic agriculture and as a raw material for production of fertilizers. Polysulphate® is composed of sulphur (SO3 48%), potash (K2O 14%), calcium (CaO 17%) and magnesium (MgO 6%), which are essential components for improvement of crops and agricultural products. Polysulphate® is the basis for many of the Company's FertilizerpluS products.

The Company sees the Polysulphate® as a unique product for ICL and is synergistic with the Company’s other raw materials for purposes of development of downstream products. In order to develop downstream products, the Company is acting to expand the Polysulphate® market by means of, among other things, development of a wide variety of innovative Polysulphate®-based products.

In 2019, ICL's total sales of FertilizerpluS amounted to $160 million (including sales of the Potash and the Phosphate Solutions segments), constituting 3% of ICL's total sales.

57  Israel Chemicals Limited

The Company believes that the FertilizerpluS product line benefits from the following competitive advantages:

•	Currently, ICL is the sole producer of Polysulphate® worldwide.

•	The ability to increase production at a relatively low capital expenditure.

•	The Polysulphate® and Polysulphate®-based fertilizers, customized to meet the needs of different crops and soil types, maximize yield and allow more precise and efficient applications.

•	Polysulphate® contributes to and follows the main market trends in the fields of increased nutrient-use efficiency, low carbon footprint and organic fertilizers.

Following are several examples of Polysulphate®-based products and additional products that are included in the FertilizerpluS line:

•
PotashpluS – a compressed mixture of Polysulphate® and potash. The product includes potassium, sulphur, calcium and magnesium and is marketed by the Potash segment. In 2019, the Company made a significant sales rump up and plans a further quantity increase in 2020.

•
PKpluS – a unique combination of phosphate, potash and Polysulphate®. In 2019, the Company, through the Phosphate Solutions segment, increased significantly PKpluS sales and plans to continue with this trend in 2020.

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

In 2019, the Company produced approximately 635 thousand tonnes of Polysulphate®. The production of Polysulphate® in UK is in the ramp-up stages and is expected to reach full production capacity towards the end of 2023. The current annual potential production capacity of Polysulphate® is above 1 million tonnes. The potential production capacity is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day, with the exception of a few days for planned maintenance and renovations. Actual production is usually lower than the potential production capacity due to unexpected breakdowns, special maintenance operations, non‑availability of raw materials and market conditions.

As of the date of this report, ICL's Boulby mine, located in North Yorkshire in the UK is the sole producer of Polysulphate® worldwide. However, a new potential producer, holds a concession to develop a polyhalite mine with a capacity of up to 20 million tonnes per year, in the same area of the Boulby mine. After failing to raise the funds required for the start of the development and as its cash resources were quickly depleting, this producer announced it is reviewing its strategy. After the date of the report, in early January 2020, another mining company announced it was in advanced discussions to buy this new potential producer. If the development of the new mine materializes, ICL will cease to be the sole producer of Polysulphate®, and will not be the market leader, which is inconsistent with the Company's strategy to obtain leadership positions in all its activities. ICL is constantly monitoring the competitive environment and will continue to seek ways to adhere with its strategy.

58  Israel Chemicals Limited

Magnesium

The Potash segment includes magnesium activities, operated by Dead Sea Magnesium Ltd., which is the second largest magnesium producer in the western world after the US magnesium producer “US Magnesium LLC”. The magnesium business produces, markets and sells pure magnesium and magnesium alloys, and also produces dry carnallite, chlorine and sylvinite.

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

In 2019, the Potash segment produced approximately 21 thousand tonnes of magnesium. The current annual potential production capacity of the magnesium facilities is 24 thousand tonnes of metal magnesium. The actual quantity of the magnesium produced depends on the demand for chlorine (used in the production of bromine) and, therefore, it is possible that the actual production will be lower than the production capacity. Additional factors that can reduce the actual production are unexpected breakdowns, special maintenance operations, non‑availability of raw materials and market conditions. The potential production capacity of our various plants is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day.

In October 2018, a petition was filed to the International Trade Administration of the US Department of Commerce (the Commerce Department) and the US International Trade Commission (ITC) by a US Magnesium company, to impose antidumping and countervailing duties on imports of magnesium from Israel. In December 2019, the ITC unanimously resolved that no material injury or threat of injury has been caused to the magnesium industry in the US by imports of magnesium from Israel. The said ITC decision brings to an end the administrative investigation against the import of magnesium products and also cancels the customs duty rates set by the Commerce Department. For more information, see Note 19 to our Annual Financial Statements and “Item 3 - Key Information— D. Risk Factors— Sales of our magnesium products are affected by various factors that are not within our control, including developments in the end markets of magnesium, legislative changes, recession or economic slowdown, changes in currency exchange rates, antidumping and countervailing duties”.

59  Israel Chemicals Limited

Phosphate Solutions Segment

The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers. The strategy of the segment is to be a leading provider of value added specialty solutions based on phosphate for the industrial, food and agriculture markets.

Phosphate Solutions: Backward Integrated Value Chain

In 2019, the total sales of the Phosphate Solutions segment were $1,980 million (including sales to other segments), constituting approximately 38% of ICL's total sales, a decrease of 6% compared to 2018. Total sales of Phosphate Specialties in 2019 were $1,111 million, reflecting a decrease of 7% compared to 2018. Total sales of Phosphate Commodities in 2019 were $869 million, reflecting a decrease of 4% compared to 2018. The segment operating profit totaled $100 million, constituting approximately 13% of the total operating profit attributable to the segments, a decrease of 12% compared to 2018. The operating profit of Phosphate Specialties in 2019 totaled $102 million, reflecting a decrease of 13% compared to 2018. The operating loss of Phosphate Commodities in 2019 totaled $2 million, $2 million lower than the $4 million operating loss in 2018. For additional information, see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Results of Operations”.

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

60  Israel Chemicals Limited

Green phosphoric acid is produced by using beneficiated rock and sulphuric acid (produced by the segment, by using sulphur acquired from third parties). Most of the green phosphoric acid is used to produce phosphate-based fertilizers and pure phosphoric acid, and in some cases is sold to external costumers.

Phosphate fertilizers are produced by using green phosphoric acid or sulphuric acid, depending on the fertilizer type. The segment manufactures various types of fertilizers (PK products, GSSP, GTSP and others) for different uses.

The segment manufactures pure phosphoric acid by purifying green phosphoric acid. Pure phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as phosphate salts and acids for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets, such as oral care, cleaning products, paints and coatings, water treatment, asphalt modification, construction, metal treatment and more. The segment's products for the food industry include functional food ingredients and phosphate additives, which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy, beverage and baked goods.

In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business, produces milk proteins and whey proteins for the food ingredients industry and offers spices and spice blends for the processed meat and poultry industries.

In 2019, ICL introduced its Rovitaris® alternative protein technology for the meat alternatives market. ROVITARIS® is a proprietary technology developed by ICL, that supports the production of allergen free plant-based food. For more information, see "Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, etc. – Research and Development".

In addition, the Phosphate Solutions segment, together with the Potash segment, produces and markets FertilizerpluS products. FertilizerpluS is ICL's premium fertilizers line, based mainly on polyhalite (marketed by the Company as Polysulphate®) and other products. For more information, see “Item 4 - Information on the Company— B. Business Overview— Potash Segment”.

Production

Phosphate Solutions segment has a developed production setup from phosphate rock mining, along with production and purchase of different grades of phosphoric acid, and up to production of specialties products and commodities in different facilities around the world.

Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel while the fourth is situated in Yunnan province in China. Phosphate Solutions segment produces sulphuric acid, green phosphoric acid and phosphate fertilizers at its facilities in Israel and in China. The segment also operates facilities for the production of phosphate fertilizers in the Netherlands and Germany, as well as animal‑feed additives facilities in Turkey. The segment's specialty products are manufactured in its facilities in Germany, the United States, Israel, Brazil, China, UK, Argentina and Australia. These facilities enable the segment to produce customer-specific solutions meeting the requirement of the different markets. Additionally, the segment produces milk and whey proteins for the food ingredients industry in its facility in Austria.

61  Israel Chemicals Limited

The Phosphate Solutions segment's principal manufacturing plants, distribution centers and marketing companies are set forth in the map below:

The current annual potential production capacity is as follows: approximately 6.7 million tonnes of phosphate rock (including 2.2 million tonnes of YPH's production capacity), approximately 2.7 million tonnes of phosphate fertilizers (including 0.9 million tonnes of YPH's production capacity), approximately 1.3 million tonnes of green phosphoric acid (including 0.7 million tonnes of YPH's production capacity), approximately 345 thousand tonnes of purified phosphoric acid (as Phosphorus Pentoxide, including 64 thousand tonnes of YPH's production capacity) and approximately 385 thousand tonnes of phosphate salts (including 52 thousand tonnes of YPH's production capacity). The potential production capacity of the various plants is based on the hourly output of the plants multiplied by the potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours per day, with the exception of a few days for planned maintenance and renovations. Actual production is usually lower than potential production capacity, due to unexpected breakdowns, special maintenance operations, availability of raw materials and market conditions.

62  Israel Chemicals Limited

In 2019, Phosphate Solutions segment produced approximately: 4,331 thousand tonnes of phosphate rock, 1,204 thousand tonnes of green phosphoric acid, 2,286 thousand tonnes of phosphate fertilizers, 254 thousand tonnes of pure phosphoric acid (as Phosphorus Pentoxide), 267 thousand tonnes of phosphate salts and 72 thousand tonnes of food multi-blends.

Production-related developments throughout the segment:

Israel

Due to the weak global phosphate rock demand and prices, ICL Rotem curtailed production in its Zin plant at the end of the third quarter of 2019 for three months. The plant resumed operation towards the end of 2019.

China

YPH, the joint venture in China, improves the competitiveness and flexibility of ICL’s phosphate activities, as a result of access to phosphate rock with extensive reserves. The joint manufacturing platform includes activities over the entire value chain. The performance of YPH JV significantly improved during 2019, mainly due to reduction in costs.

In December 2019, ICL launched its new food-grade phosphoric acid plant in the YPH JV in China. The plant will add an additional 70 thousand tonnes of food grade acid capacity to the existing 60 thousand tonnes of technical-grade acid capacity and is scheduled to produce commercial quantities in 2020. The new plant is expected to strengthen ICL Phosphate specialty operations and enable the diversification into higher value-added products.

Sales of YPH in 2019 amounted to $349 million, which comprised from $124 million of green phosphoric acid, $116 million of phosphate fertilizers, $38 million of purified phosphoric acid and $33 million of specialty fertilizers products, and other products. Total sales of ICL to customers in China in 2019 amounted to $802 million.

Americas

In 2019, the Company optimized its production structure in the Americas by closing the production facility in Mexico and continued the business by transferring the production to the Phosphate Specialty facilities in San Jose dos Campos (Brazil) and Carondelet (US).

Europe

Both fertilizer facilities in Europe, ICL Germany Ludwigshafen and ICL The Netherlands, successfully increased the utilization of Polysulphate® within a new range of PK products, which are part of the FertilizerpluS product line. For more information, see “Item 4 - Information on the Company— B. Business Overview— Potash Segment”.

63  Israel Chemicals Limited

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

Phosphate mines and production facilities are located in many countries, including Morocco, which possess the world’s largest phosphate rock reserves, Saudi Arabia, China, Russia, the United States, Brazil, Tunisia, Jordan, Senegal, Israel and others. The main phosphate producers who compete with ICL are: Office Chérifien des Phosphates (OCP, from Morocco), Mosaic (US and its part in the Wa'ad Al-Shamal JV), Ma'aden (Saudi Arabia), Groupe Chimique Tunisien (GCT), Agropolychim, (Bulgaria), Lebanon Chemical Company, Jordan Phosphate Mines Co (JPMC), Jordan India Fertilizer Company (JIFCO), Nutrien (Canada),  Industries Chimiques du Senegal (ICS) and other various Russian and Chinese producers. According to CRU (Phosphate rock Market Outlook, November 2019), in 2019 China owned 36% of the global phosphate rock production capacity.

Phosphate Solutions segment has a global leading position in the pure phosphoric acid market based on its in-house technology and its downstream products, as well as in the food-grade phosphates and dairy proteins markets. The segment's competitors are large and mid-sized international companies serving the chemical and food industries, which carry on manufacturing and marketing activities in various countries, as well as local companies serving local markets.

The primary competitors of the segment in the chemical and food fields are Chemische Fabrik Budenheim KG, Innophos Inc., Prayon S.A, Nutrien, Adithya Birla, Haifa Chemicals Ltd., FOSFA and various Chinese producers.

Significant competitors exist in the dairy protein field, including Bayrische Milchindustrie, Arla, Fonterra, Milei, Lactoprot and Sachsenmilch. Competitiveness is primarily determined by product quality, access to raw materials, supply chain capabilities and technical know‑how.

Phosphate Solutions segment benefits from the following competitive advantages:

•
An integrated value chain uses the phosphate rock mined in Israel (ICL Rotem) as well as in China (YPH JV) for the production of its green phosphoric acid, which serves mainly as a raw material for the production of the segment's products and for the production of ICL's specialty fertilizers business products.

•	Logistical advantages due to the segment's geographical location and diversification, close proximity to ports in Israel and Europe and relative proximity to its customers.

•
ICL is a global fertilizer producer that is able to combine potash and phosphate fertilizers in the same shipment, which enables it to service smaller customers, particularly in Brazil and the United States.

64  Israel Chemicals Limited

•
The segment enjoys a competitive advantage in the specialty phosphates field deriving from product features, quality, service, technical application support, a global manufacturing footprint and a very broad product line.

•
The YPH JV provides an integrative phosphate platform in China with better access to the Chinese market. In addition, the segment enjoys a competitive cost advantage with respect to its phosphate activities due to access to low‑cost phosphate rock with long‑term reserves. In 2019 the JV constructed a food-grade phosphoric acid facility, which is scheduled to produce commercial quantities in 2020.

Raw Materials and Suppliers

Phosphate Solutions segment produces most of the raw materials it uses for the production of its commodities and specialties products.

The segment produces phosphate rock as the primary raw material for its backward integrated value chain, commencing from mining of phosphate rock, through production of green phosphoric acid and up to the production of phosphate-based fertilizers, pure phosphoric acid and specialty phosphates.

The primary raw materials acquired from external sources are mainly sulphur, ammonia, different grades of pure phosphoric acid and caustic soda.

For information regarding the sulphur prices during 2019, see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Trends Affecting Phosphate Solutions”.

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

Sales, Marketing and Distribution

The Phosphate Solutions segment sells and markets its products worldwide. The primary markets of phosphate commodities products are Europe, China, Brazil, Israel, the United States and Turkey. Phosphate specialties products are primarily marketed to industrial, food and commercial customers in Europe, North America, Asia and South America. The marketing network is based mainly on an extensive internal marketing and sales organization and, to a lesser extent, on external distributors and sales agents.

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

65  Israel Chemicals Limited

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

Most sales of the phosphate specialties products are made under agreements with terms of one or two years, or through “spot” orders placed close to the date of supply. In addition, for these products framework agreements with specific customers exist, through which the customer may purchase up to agreed maximum quantities of products during the term, on the basis of which the customer issues purchase orders from time to time.

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

Natural Resources Tax

The Law for Taxation of Profits from Natural Resources, which entered into effect on January 1, 2016. For additional information, see Note 16 to our Audited Financial Statements.

66  Israel Chemicals Limited

Innovative Ag Solutions Segment

The Innovative Ag Solutions segment aims to achieve global leadership in specialty agriculture markets by enhancing its global positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Brazil, India and China, by leveraging its unique R&D capabilities, vast agronomic experience, global footprint, backward integration to potash and phosphate and chemistry know-how, as well as seeking M&A opportunities. ICL is working to expand its broad product portfolio of controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid).

The Innovative Ag Solutions segment develops, manufactures, markets and sells fertilizers that are based primarily on nitrogen, potash (potassium chloride) and phosphate. It produces water soluble specialty fertilizers in Belgium, liquid fertilizers and soluble fertilizers in Israel and Spain, and controlled‑release fertilizers in the Netherlands and the United States. ICL's specialty fertilizers business markets its products worldwide, mainly in Europe, Asia, North America, Brazil and Israel.

In 2019, sales of the Innovative Ag Solutions segment totaled $717 million (including sales to other segments), constituting approximately 14% of ICL's total sales, a decrease of 3% compared to 2018. The segment's operating profit totaled $21 million, constituting 3% of the total operating profit attributable to the segments, a decrease $8 million compared to 2018. For additional information, see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Results of Operations”.

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

67  Israel Chemicals Limited

The Specialty Fertilizers business operates in 2 main markets:

Specialty Agriculture

This market includes high-value agricultural crops such as fruits and vegetables. Enhanced efficiency fertilizers are used and applied mainly to these crops. The use of specialty fertilizers in row crops such as sugar cane, corn and wheat can also be beneficial – subject to climate and soil conditions. One of the main markets for ICL is related to the drip irrigation/fertigation market, which is growing as the use of drip irrigation systems is growing across the globe, mainly in the emerging markets, such as China and India. The use of enhanced efficiency fertilizers such as controlled release fertilizers is growing due to their environmental and economic advantages, although such growth is still dependent on the price levels of crops and raw-material prices (e.g., urea, potassium and phosphorus).

Turf & Ornamental (T&O)

Ornamental Horticulture

The Ornamental Horticulture market consists of growers of outdoor ornamental plants (nurseries) and pot and bedding plants (greenhouses). The growers require high quality fertilization programs to grow plants at the quality level required by the garden centers, DIY (Do‑It‑Yourself) outlets and retail chains. The IAS segment has a large specialized sales force, advising growers on the optimal nutrition of the plants. ICL has a specialized distributor network in the Ornamental Horticulture market. ICL's main product lines for this market are CRFs (controlled release fertilizers) and WSFs (water soluble fertilizers) with well-known brand names such as Osmocote, Peters & Universol. In specific markets, such as North America and the UK, a range of unique plant protection products is also included in the proposals for growing healthy plants. In the UK, ICL is a leading growing media supplier providing a total solution for the ornamental growers.

Turf & Landscape

The professional turf market includes the following user groups: golf courses green keepers, sport field grounds men, landscapers, contractors & lawn service

These groups demand high-quality inputs to secure strong, high-quality turf. The users require an integrated approach for keeping the turf strong and maintaining its health, without creating an environment that is conducive to the development of disease. There is an environmental need to limit the inputs and, therefore, an integrated approach of unique, high-quality products is needed. The most important inputs are controlled release- and slow release fertilizers, grass seeds and plant protection products. ICL offers all three product lines in an integrated program. ICL has a dedicated and experienced team of unique professional grass experts, along with a distribution network serving its key markets, mainly in Europe and Asia.

68  Israel Chemicals Limited

Products

Specialty fertilizers are highly effective fertilizers that allow more precise feeding of plants for their major nutrients needs (nitrogen, phosphorous and potassium) as well as secondary nutrients and micronutrients. These fertilizers allow efficient fertilizing through special applications among others, through drip irrigation systems and foliar spraying, and help growers obtain higher yields and quality. These fertilizers include, among others, controlled release fertilizers (CRF), slow release fertilizers (SRF), soluble fertilizers and liquid fertilizers as follows:

•
Controlled‑release fertilizers (CRF) allow accurate release of nutrients over time. CRFs have a special coating that allows prolonged release of nutrients over several weeks and up to 18 months - compared to regular fertilizers that dissolve in the soil and are immediately available but therefore leach partially in the soil. ICL Innovative Ag Solutions has leading global brand-name products such as, Osmocote, Agroblen and Agrocote. Osmocote is the most used controlled‑release fertilizers by ornamental growers worldwide. The brand is known to deliver high quality ornamental plants due to its consistent release of nutrients and unique patterned and programmed release technologies. ICL continues to invest in new technologies as well as field trials to test and confirm the high reliability of its products. During the past few years, ICL developed several new technologies such as the “Dual Coating Technology” (which optimizes the release to ornamental plants) and the “E-Max Release Technology” (a new coating technology with improved release characteristics, mainly for urea). Furthermore, ICL is also selling slow‑release fertilizers (SRF) which, due to their low solubility and hydrolysis, release nutrients slowly (generally up to a period of two months). Main markets for this fertilizers are in the Turf and Amenity markets.

•
Soluble fertilizers, which are fully water‑soluble, and fully‑soluble NPK compound fertilizers, are commonly used for fertilization through drip irrigation systems to optimize fertilizer efficiency in the root zone to maximize yields. These fully soluble fertilizers are sometimes also used for foliar applications. ICL's well-known brands for fertigation are Peters, Universol, Agrolution, NovaNPK and Novacid. ICL develops specific formulations for different applications and circumstances. There are specific formulations for specific crops, greenhouses and/or open fields, as well as for different water types.

•
ICL is also selling ‘Straight fertilizers’ which are crystalline, free‑flowing and high purity phosphorus soluble fertilizers such as MKP, MAP and PeKacid. Key brands are NovaPeak & NovaMAP. PeKacid is the only solid highly acidifying, water soluble fertigation product that contains both phosphorus and potassium. The product is ideal for specific water conditions where an acidifying effect is required as well as keeping the dripping lines clean.

•
Liquid fertilizers are used for intensive agriculture and are integrated in irrigation systems (mainly drip systems). The product line includes mostly tailor‑made formulations designed for specific soil & water/climate conditions and crop needs.

•
Peat, a growing medium for various crops, where generally controlled‑release fertilizers and plant‑protection products are mixed in. Specific formulations of growing media are designed for specific plant needs, such as greenhouse bedding plants and outdoor nurseries. A well-known ICL brand is the “Levington” brand. Inclusion of growing media products in the portfolio in the UK allows ICL to offer an effective total solution to its customers.

69  Israel Chemicals Limited

•
Water conservation and soil conditioning products are new product lines developed by ICL's IAS segment. Water conservation products are used in professional turf to keep water in the root-zone. Key brands are H2Flo and H2Pro. These products significantly reduce irrigation requirements. This new technology is also used in agriculture to allow better water availability around the root-zone of the crops.

Production

ICL Innovative Ag Solutions’ principal production facilities include its plants in Israel (special compound fertilizers, liquid fertilizers and soluble fertilizers), Spain (liquid fertilizers, and soluble NPK fertilizers), the United Kingdom (products for water conservation and peat incorporated in growing media), China (compound specialty fertilizers and soluble fertilizers), the Netherlands (controlled‑release fertilizers and fertilizer blends), Belgium (soluble NPK fertilizers) and the United States (controlled‑release fertilizers).

ICL Innovative Ag Solutions’ main manufacturing plants and marketing companies are set forth in the map below:

ICL Innovative Ag Solutions’ annual potential production capacity is approximately 300 thousand tonnes of soluble fertilizers, 450 thousand tonnes of liquid fertilizers, 125 thousand tonnes of controlled‑release fertilizers and 400 thousand m3 of growing media. The potential production capacity of our various plants is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day, with the exception of a few days for planned maintenance and renovations. Actual production is usually lower than potential production capacity, due to special maintenance operations, lack of availability of raw materials, market conditions and seasonality in demand.

During 2019, ICL innovation Ag Solutions completed an expansion of the production capacity at our controlled-release fertilizers facility in the US.

70  Israel Chemicals Limited

Competition

Specialty Fertilizers’ market size is estimated at approximately $13 billion per year, accounting for about 4% of the total fertilizers market. According to the Company's estimation, the market volume is growing at an average rate of about 4%-6% per year.

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

The Capex needed for new production capacities is not considered high compared to the commodity fertilizers market. Nevertheless, in order for a new player to enter this market with different product groups, extensive knowledge is needed, both of chemical production and agronomical know-how, as well as customer support capabilities.

Besides ICL, other companies globally active in the specialty fertilizers market are: SQM, Yara, Haifa Chemicals and Compo. Other companies such as Nutrien and Koch (USA), Compass Minerals (USA & Brazil) and Kingenta (China) are more regional players.

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

•	Added value production process technology – custom-made formulations to meet our customers’ unique needs.

•	Highly skilled global agronomic sales team providing professional advice, consultation and distributor loyalty.

•	Full product portfolio (one-stop shop).

•	ICL’s well-known and leading brands.

Raw Materials and Suppliers

The primary raw materials acquired from external sources are mainly KNO3, SOP, ammonia, NPK granules, Urea, KOH and coating materials.

During 2019, the Company used isotanks to import ammonia for the production of required products and ammonia derivatives. Some of the products were produced based on importation of other alternative raw materials. During the year, imported ammonia costs slightly decreased, mainly by optimizing supplier portfolio and logistics.

71  Israel Chemicals Limited

Innovative Ag Solutions endeavors to hold inventories of the above raw materials in quantities that take into account the projected level of production based on consumption characteristics, supply dates, distance from suppliers and other logistical considerations.

Sales, Marketing and Distribution

The primary markets of the Specialty Fertilizers business line are Europe, particularly Spain and Israel, USA, Asia, Australia and Brazil. The Specialty Fertilizers business line sells its fertilizer products primarily via a network of its own sales offices as well as distributers throughout the world.

In general, the business model relies on brand-name, premium specialty products which are marketed by a strong agronomist sales network at the end‑user level, while sales are invoiced through distributor-partners that distribute the products. The technical sales force emphasizes the agronomic advantages of the specialty products to the end users (farmers, growers of containerized plants, golf courses, etc.) and provides advice to and training of distributor sales representatives.

Most of the specialty fertilizers business sales are not made by means of contracts or long‑term orders but, rather, through current orders made close to the supply date. Accordingly, there is no significant orders’ backlog.

Prices are determined via negotiations between ICL and its customers and are affected mainly by the relationship between market demand and the business production cost, as well as by the size of the customer and terms of the agreement.

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

Additional Activities

Business activities which include, among other things, ICL’s innovative arm, promoting innovation, developing new products and services as well as digital platforms and technological solutions for farmers and agronomists. These activities are not presented as reportable segments since they do not meet the required quantitative thresholds.

For additional information please see "Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, etc. – Research and Development".

72  Israel Chemicals Limited

Corporate Responsibility, Sustainability and Donations

The Company applies an overall policy of corporate responsibility and sustainability that seeks to integrate social, economic and environmental considerations into all of our business activities. This policy includes responsible management and continues improvement in all sustainability fields: reducing all types of environmental impact; responsible use of natural and land resources; climate change mitigation; promoting a circular economy; sustainable products and solutions; product stewardship throughout the entire product life cycle; health and safety; fair and diverse employment; business ethics; sustainable procurement; community engagement, social contribution and volunteering by employees; transparency and other fields. For additional details on our practices and performance in all sustainability fields, see “ICL Corporate Responsibility Report 2018” in our current report on Form 6-K (File no. 001-13742) furnished to the SEC on August 1, 2019. In addition, the Corporate Responsibility web-report (which constitutes the aforementioned report), is publicly available on ICL's website at www.icl-group.com. Neither such current report on Form 6-K nor our website are incorporated by reference into this Annual Report, and the reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be a part of this annual report.

ICL has a policy of involvement and investment in the society and the community, which was formulated and approved by its Board of Directors in 2001 and was revised in 2014. Each activity and donation is executed in accordance with the policy and is reviewed by the relevant authorized parties according to the type and amount of the donation.

ICL focuses its cooperation with the community and its involvement in the communities in and outside of Israel from which its employees come and within which it operates. ICL's main activities are in communities in Israel's southern region, namely: Dimona, Yerucham, Beer Sheva, and the Bedouin settlements in the South. ICL focuses its activities on life sustenance areas (e.g., the society, economy and environment), education and excellence of students in the science area (with emphasis on chemistry), strengthening of the local communities through performance of various social projects for the benefit of the local residents and support of underprivileged populations and those having special needs.

In addition, ICL supports the ongoing activities of “A Password for Each Student” in Israel, an initiative that provides basic and comprehensive solutions for the educational system, from the user, through the classroom, school and educational system, comprising a computerized community for the residents of the area. ICL’s support provides 15,000 students in the Negev with digital accessibility, tutorial assistance and accessibility to knowhow, learning processes and organization, as well as an ongoing contact between all program users, wherever they are located. ICL's board has approved a three-year commitment for the years 2018-2020. Total annual donation is NIS 3.5 million. The chairman of this project is Mr. Ehud Angel who serves as a chairman for no consideration. Mr. Ehud Angel indirectly holds in XT Holdings Inc., which is a stakeholder in Millennium Investment Elad Ltd., which is the controlling shareholder of IC, our parent company.

ICL’s donations in 2019 amounted to approximately $7.5 million (including the amount invested in the "Heritage site of the Israeli Potash Company"). In addition, during 2019 ICL has contributed, on the Company's expense, about 17,500 hours of volunteer work of its employees. This amount does not include about 20,000 hours of volunteer work after working hours, sponsored by ICL.

73  Israel Chemicals Limited

Regulatory and Environmental, Health and Safety Matters

ICL is a mining and chemical company and as such, it is subject to various complex and strict environmental requirements under international and local laws, regulations and permits in every country we operate in. In order for ICL to operate and sell its products, all of the Company's activities and processes, including mineral extraction, production, distribution, marketing and use of products, must comply with these environmental requirements. These requirements include among other: product requirements, liquid and solid waste discharge, climate change and air quality, energy issues, land reclamation, hazardous substances and others. Furthermore, the Company is required to hold certain environmental permits and licenses, such as air emission, waste discharge permits and others, that aim to protect the health and safety of humans and the environment. In order to continue its operations, ICL must comply with the requirements and conditions of these permits and licenses and to remedy any discrepancies in case of deviations from such requirements and conditions.

In addition to the existing environmental regulations that may develop over time and become more stringent, the Company can become subject to new environmental regulations. New regulations and amendments, can be challenging and present uncertainty regarding the Company's ability to comply with them and the significant capital and operating costs that may be imposed on the Company. Adjusting Company's facilities, production processes and operations may be required, in order to comply with such requirements. In addition, in light of such new requirements, the Company may be required to obtain new permits and licenses in order to continue its operations. The Company is closely monitoring the development of any environmental requirements and evaluating the potential impact on its operations.

As a major producer of fertilizers and chemicals, ICL is responsible for manufacturing products that are part of the everyday life. Some of ICL's products, if not managed properly, are potentially harmful to the environment and to the health and safety of those who are exposed to them during their production, transportation, storage or use. This applies also to effluents, air emissions and waste that are generated during production of some of the products. These substances can cause pollution that necessitates remediation, clean up or other responsive actions. ICL's existing products undergo an evaluation process at every stage in their production process and supply chain and the Company makes an ongoing and consistent assessment of the risks of its new products prior to entering them into commerce. ICL invests resources to develop sufficient information and data with respect to its products in order to create a full characterization of their safety features with reference to human health hazards and environmental threats and takes actions to increase its positive impact and minimize any negative impacts.

In order to prevent potential occupational hazards that might occur during the Company's operations, and to ensure safe and healthy work environment, ICL seeks to comply with strict occupational safety and health standards prescribed by local and international laws and standards. The health of employees is checked regularly, and all required and agreed upon safety equipment is provided to our employees. ICL conducts regular monitoring of environmental and hygiene issues in the occupational work areas, as required by regulations and company procedures. In addition, ICL invests extensive resources in training and mentoring, as well as other safety measures, in order to continually improve occupational safety and health and prevent accidents. ICL is continuing to enhance its procedures and measures and aims to become a leader in safety and environmental performance.

74  Israel Chemicals Limited

The Company routinely invests in capital projects in the areas of environmental protection, health and safety, and also incurs current costs in connection with these matters. In 2019, ICL spent approximately $110 million on environmental matters, of which approximately $50 million were capital projects in property, plant and equipment and approximately $60 million were current expenses. ICL is continuing to invest in order to reduce its impact on the environment. In order to comply with the Israeli Clean Air Law and the emission permits, over the next few years the Company will make significant capital investments in the areas of environmental protection. For more information, see “Item 3 - Key Information— D. Risk Factors— Securing the future of the phosphate mining operations at Rotem depends on obtaining several approvals and permits from the authorities in Israel”. The Company estimates that in 2020, it will spend approximately $130 million on environmental protection matters, of which approximately $70 million will be capital projects in property, plant and equipment while approximately $60 million on current expenses.

For more information, see “Item 3 - Key Information— D. Risk Factors— As a mining and industrial chemicals company, we are inherently, and by the nature of our activity, exposed to hazards relating to materials, processes, production and mining“ and “Item 3 - Key Information— D. Risk Factors— Accidents occurring during our industrial and mining operations and failure to ensure the safety of workers and processes, could adversely affect our business”.

Limitations, Regulation and Registration of our Products

As a global chemical company, ICL is subject to multiple rules and regulations in the area of product safety. ICL ensures that the chemical substances it produces and sells are handled in accordance with all such rules and regulations throughout their life cycle. Such rules and regulations, among other things, impose limitations on the use of specific substances and products, require to register and label some of our products and more. ICL continuously monitors these rules and regulations and takes necessary operational measures to ensure that it remains in material compliance with them.

New European Fertilizer Product Regulation

One of the future regulatory changes that might impact our products is the new European Fertilizer Product Regulation (FPR formally known as NFR), which was entered into force on July 2019 with the application date of July 2022. The FPR covers a broad scope of materials including all types of fertilizers, liming materials, biostimulants, growing media, soil improvers, inhibitors and other blends of these materials. The new regulation requires fertilizer producers to monitor new contaminating elements in fertilizer products and for this purpose, additional analytical and monitoring methods will be incorporated to comply. In addition, pursuant to FPR, fertilizer producers will have to demonstrate the ability to track their products to ensure the quality thereof in the production and supply chain. The labelling of fertilizer products will need to change and conformity assessment methodologies will need to be updated. Moreover, new tolerances levels for fertilizer contaminants are included in the FPR. One focus area is the level of cadmium for phosphate containing fertilizers. The current FPR version requires a maximum cadmium level of 60 mg/kg P2O5, which was the level supported by the majority of the European fertilizer industry. In addition, the FPR includes very challenging biodegradation requirements for the polymer coatings on controlled release fertilizers. If these requirements are not met until July 2026, it won't be possible to sell controlled release fertilizers using today's coatings as CE fertilizers and the impact on ICL could be considerable. ICL is undertaking steps to adjust to these new regulations for all relevant products.

75  Israel Chemicals Limited

Limitations on the use of specific chemicals used as flame retardants, biocides and other uses

Below are details regarding the main proceedings known to the Company as of the date of this Annual Report:

•
European Ecodesign E-Display regulation published by the European Commission on December 5, 2019, is aiming to ban the use of halogenated flame retardants in electronic display enclosures (mainly used in large screen TVs) beginning in mid-2021.

We believe the regulation approval process involves major irregularities and ICL and BSEF (The International Bromine Council) are intending to appeal against the decision: (1) Contacting European members states to have the regulation corrected. (2) Preparing to file an appeal against the regulation. One of the arguments is that the EU already has a legislation addressing hazardous substances in electronic waste, named RoHS.

•
Tetrabromobisphenol A (TBBPA or TBBA) flame retardant, is under review as part of the Chemicals Regulation in Europe (REACH). The results of the review are expected in 2021. During 2018, TBBPA was nominated for review under the European directive on the restriction of the use of certain hazardous substances in electrical and electronic equipment (RoHS). The draft assessment was published on December 5, 2019 and was open for an eight-week consultation period.  The draft report includes a proposal to restrict TBBPA for its additive uses in plastics for EE&E (Electric and Electronic Equipment). ICL reviewed the draft assessment with its scientific and technical experts and formally responded to the consultation in collaboration with other stakeholders.

•	Ammonium Bromide: Sweden has filed a dossier supporting proposed classification as reproductive toxin category 1B under the Classification, Labelling & Packaging (CLP) EU Regulation.

If the above-mentioned proposals will be accepted and become officially binding, we do not expect significant impact on ICL.

•
Additional specific products of the Industrial Products segment are in the process of evaluation under the Chemical Regulation in the EU (REACH). For some products, there are draft or final decisions by ECHA to perform more studies, a process that will take a few years until the evaluation is completed. Other products are in the process of evaluation under the Biocides Products Regulation (BPR).

76  Israel Chemicals Limited

Chemicals Regulation and Registration

Europe

REACH - is a regulation setting up a framework for registration, evaluation, authorization and restriction of chemicals in the European Union, which became effective as of June 1, 2007 and is being implemented under the authority of the ECHA (European Chemicals Agency). The REACH covers chemicals not regulated under other specific regulations in the EU (e.g. pesticides, biocides, food, pharma, etc.).

All ICL segments are implementing REACH and are registering their chemicals as required by law. ICL has submitted applications for registrations for all the chemicals relevant for its businesses in EU (production and sale). As at the date of this Annual Report, there are several substances which are under evaluation by the Authorities (ECHA and a Member State), some of which have been listed as Substances of Very High Concern (SVHCs), which may result in various regulatory restrictions.

Apart from very significant costs of REACH implementation and development of new data in support of REACH registrations, there is a risk of removal of certain substances from the EU markets or prohibition of certain uses of a substance in the EU. However, this may enable the Company to introduce newly developed substances as alternatives to substances in products that will be restricted or removed from use in the EU markets. ICL is closely monitoring the regulatory developments, worldwide, in order to be ready on time with alternatives.

For more details, see “Item 4 - Information on the Company— B. Business Overview—Regulatory and Environmental, Health and Safety Matters — Limitations on the Use of Specific Chemicals Used as Flame Retardants, Biocides and Other Uses”.

CLP regulation (Classification, Labeling and Packaging of substances and mixtures) - CLP is another important regulation in the EU, where an outcome of a severe classification may have an impact on a specific product's market in the EU and even lead to additional implications outside of Europe.

USA

The Toxic Substances Control Act of 1976 (TSCA), which was reformed in 2016, addresses the production, importation, use, and disposal of specific chemicals in the USA. The TSCA is administered by the US Environmental Protection Agency (EPA), which regulates the introduction of new and existing chemicals. Under TSCA, certain substances are prioritized by EPA for its risk assessment. EPA publishes projected timelines for prioritized substances and the risk evaluation process. ICL is closely monitoring these publications which might entail regulatory decisions on restrictions in order to be ready with comments and information, such as hazard and exposure data on ICL products.

Asia

In addition to the REACH requirements in EU, other countries, including South Korea, Turkey and EAEU (Eurasian Economic Union), have adopted or in the process of adoption of similar restrictive regulations to REACH, which may affect our ability to manufacture and sell certain products in this countries in the future.

On January 1, 2019 amendments to South Korea's version of REACH (known as K-REACH) entered into force. ICL has completed on time the notification process under K-REACH, which is a pre-requisite for the full registration (pre-registration phase), and it allows ICL the continuation of sales in South Korea during the transitional period, prior to registration. ICL is getting prepared for the registration stage starting in 2021 and per the schedule defined by K-REACH legislation.

In June 2017, Turkey's version of REACH, KKDIK Regulation, was published. ICL is working with Turkish service providers to initiate the regulatory process.

Eurasia REACH requires companies, manufacturing or importing substances and mixtures into the EAEU (Eurasian Economic Union) countries (Russia, Armenia, Belarus, Kazakhstan and Kyrgyzstan) at any tonnages to register these substances and mixtures. Although the requirement to notify of any such substances is on a voluntary basis, it is important for ICL to participate in this process in order to ensure that its relevant substances will be listed in the EAEU inventory. ICL is participating in the inventory build-up process and submitted relevant substances for inclusion by the Russian authorities.

77  Israel Chemicals Limited

Climate Change and Greenhouse Gas Emissions

Climate change is of increasing concern to governments, non‑governmental organizations, and the general public. Increasing regulation of greenhouse gases (“GHGs”) could impact ICL’s operations by requiring changes to its production processes or increasing raw‑material, energy, production and transportation costs. As such, climate change considerations must be included in the strategy of companies such as ICL, as all climate-related risks and opportunities (physical, regulatory, market, and others) must be managed.

ICL is striving to become a leader in reduction of emissions, in general, and GHG emissions, in particular. The Company has therefore set a target of reducing 25% of the base year 2008 emissions, by 2022. ICL’s reduction efforts include a strategic conversion of its main plants to the use of natural gas, utilization of new technologies to reduce production emissions, and comprehensive energy efficiency initiatives. The combined result of these efforts has resulted in a 21% reduction in the GHG emissions of ICL between 2008 and 2018. This reduction constitutes 84% of our planned reduction target by 2022. It should be noted that excluding ICL’s acquisition of YPH JV, the Company has already surpassed it’s 25% reduction target.

The total ICL global GHG emissions for 2018 are 3,323,817 tonnes CO2e (Scope 1‑ 2,277,666 tonnes CO2e, Scope 2- 952,040 tonnes CO2e, Scope 3- 93,111 tonnes CO2e). The 2019 emissions will be finalized after the publication of this annual report. The Company currently expects a decrease in total emissions in 2019, with the first full-year regular operation of the new Sodom power plant, supplying less-carbon intense electricity to ICL's sites in Israel. Another reason for the expected reduction in 2019 is the voluntary transition undertaken through this year of several ICL sites in Europe to 100% renewable externally-supplied electricity. This transition was undertaken for ICL sites in the Netherlands (Amsterdam, Heerlen and Terneuzen), Germany (Ladenburg and Hemmingen) and Belgium (Grobbendonk). ICL Hartberg Austria has already been working with 100% renewable electricity and steam for several years. To further reduce GHG emissions, the Company plans to convert further ICL sites to renewable electricity in the upcoming years, and to also start establishing PV capacity (solar energy panel) in appropriate and available areas within ICL sites.

In addition, ICL promotes the development of new products that contribute to reduction of GHG emissions and up to now has analyzed the carbon footprint of over 60 of its products.

ICL annually reports its emissions data and its efforts in the climate change field to the CDP (Carbon Disclosure Project), a non-profit leading organization in the greenhouse gas (GHG) emissions reporting field. For its 2019 report, ICL has received a general CDP ranking of "A-", which is best among all Israel-based companies and tied for best among global fertilizer producers. This achievement recognizes ICL's advanced climate change management practices and successful endeavors to reduce GHG emissions. ICL has also received an 'A-' score in the sub‑ranking for Supplier Engagement Rating (CDP SER). This achievement was mostly possible due to the significant expansion in ICL’s sustainable procurement practices in recent years through the comprehensive TfS (Together for Sustainability) supplier engagement program. Our 2019 CDP report is publicly available on ICL's website at www.icl-group.com. The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Annual Report.

For additional information regarding ICL's climate change related risk management and GHG emissions, see “Item 3 - Key Information— D. Risk Factors— Current and future laws and regulations regarding climate change and greenhouse gas (GHG) emissions, as well as the physical impacts of climate change, may affect our operations and businesses”.

European Plan for Trade in GHG Emissions

The European Union, as a party that signed the Kyoto Protocol (the framework treaty of the United Nations for dealing with climate changes), has agreed on a mandatory target for reducing the emissions of greenhouse gases. The main tool for achieving the reduction targets is the EU Emissions Trading Scheme (“ETS”), which was launched on January 1, 2005. In the first and second phases of the ETS, the European countries agreed that every industrial company that emits GHGs above the agreed minimum threshold is required to report its emissions and to limit them to the gradually decreasing periodic quota. In addition, companies were allowed to realize a monetary gain or benefit by trading and selling unused emission permits (or ‘carbon allowances’). The third phase of the ETS commenced on January 1, 2013 and will run up to December 31, 2020. This phase includes a further decrease in the free allocation of carbon allowances to all industrial companies. Three of ICL's sites in Europe (Boulby in the UK, Suria and Sallent in Spain) are currently participants in the ETS, and therefore receive annual carbon allowances ("EUA's") and are then obligated to emit up to the annual allowances and/or purchase extra EUA's. Unused allocated EUA's can be sold. ICL's participating sites have applied to be included in Phase IV of the EU ETS (2021 and onwards). However, ICL Boulby will be leaving the EU ETS at the end of 2020 due to the Brexit process. The UK is currently establishing its own Emissions Trading Scheme (UK ETS), which is expected to be similar in methodology to the EU-ETS. ICL is closely monitoring the developments and emission allocation policies of the ETS and is taking them into account when establishing/purchasing new sites in Europe and when considering potential significant expansions of existing sites.

78  Israel Chemicals Limited

Air Quality

Through ICL's production processes, pollutants are emitted, which could be harmful to people or to the environment if they were to be emitted into the environment in concentrations or amounts exceeding the permitted levels. The materials emitted are mainly inorganic compounds and particles and a minority of volatile organic compounds. The Company regularly and continuously measures the emission of these pollutants in order to monitor and locate uncontrolled emissions, in accordance with the provisions of the law and the conditions set forth in the business licenses and emission permits. The Company is advancing execution of projects to reduce emissions into the atmosphere in accordance with the terms of the emission permits.

Israel

The Israeli Clean Air Law – Air Emission Permits

In Israel, air emissions are regulated under the Clean Air Law (hereinafter - the Law). The Law aims to improve air quality, to prevent and reduce air pollution by implementing both prohibitions and obligations, to protect the health and quality of life of human beings, as well as to protect the environment. The Law addresses, emission sources (including the Company’s plants) and is intended to serve as a platform for implementing the regulatory principles currently in place in the European Union (EU), specifically the principles of the IED (The Industrial Emissions Directive) that was adopted by the EU. The Law applies to all ICL's plants and production in Israel.

In order for an emission source to meet the conditions set by the Law, it must obtain an air emission permit issued by the Ministry of Environmental Protection (MoE). The air emission permits include provisions regarding the application of the Best Available Technology (BAT), as well as provisions with respect to monitoring, control and reporting to the MoE. The Company is also taking steps to implement a plan to address the requirements of the air emission permits in coordination with the MoE. As of the date of this Annual Report, all ICL’s plants in Israel have received air emission permits. In case of deviations from the emission permits conditions and failure to remedy such deviations, the Company might be subject to certain restrictions on our operations and significant capital investments might be imposed on us. ICL has invested significantly, and will continue to do so over the next few years, to comply with emission permits granted under the Law. As a result, some of ICL’s main air emissions have already decreased considerably, and further reductions are expected in the upcoming years.

Over the next few years, the Company will make additional measures and significant capital investments in order to comply with the emission permits received.

79  Israel Chemicals Limited

Air quality at ICL's plants in Israel

ICL Rotem (Rotem) - In September 2016, plants at the Rotem site received an emission permit pursuant to the Law. The Company is striving to implement the requirements of the permit, through a multi-year plan which includes several significant reduction projects.

During 2017, the Company filed an appeal for changing 46 permit tasks. The MoE agreed to change 43 of them and a revised permit was received in July 2018. Until December 2018, the Company has completed 50 of the 180 specific tasks required by the Clean Air permit. In 2018, the Company conducted two risk assessments by external experts regarding the possibility to execute all the clean air tasks required by the emission permit as per their approved timeline. The risk assessments focused on the technical and safety considerations arising from implementation of a large number of parallel projects in an industrial site. The assessments indicated that there is no operational feasibility to implement the full requirements of the permit within the defined timeline, and accordingly the Company is unable to meet the timeline set in the current permit. In 2019, following discussions with the MoE, the MoE informed the Company that during the course of discussions to renew Rotem's emission permit, which currently remains unchanged, they will consider the safety constraints, the complexity and multiplicity of projects, as well as the Company's diligence to comply with the present permit conditions and their schedules, while prioritizing projects with significant environmental impact. The Company provided the MoE with its updated projects' outline, schedule and completion status. The Company continuously updates the MoE on its compliance with the updated projects’ outline.

During the years 2017-2019, ICL Rotem was summoned to several administrative hearings in the MoE, in connection with alleged violations of its emission permit. At the publication date of this report, no additional enforcement steps had been taken by the MoE. Nevertheless, ICL Rotem is taking action to address the above mentioned deviations as part of the multi-year plan, including the implementation of the provisions of the Law, in accordance with discussions with the MoE regarding the implementation of the Law.

During the years 2018 and 2019, both sulphuric acid plants in Rotem (plant 10 in 2018 and plant 11 in 2019) replaced and upgraded their catalyst systems in order to reduce SO2 emissions, by over 30%. These replacements have reduced overall SO2 emissions at Rotem by 50%. In addition and to further reduce emissions, in 2019 the site covered 4 green acid storage pools and 3 Isoamil recovery line were connected in the WPA plant. The site has installed in recent years on‑fence monitoring systems that report on-line parameters to the environmental authorities. The monitoring systems are in the final stage of receiving ISO 17025 permit. In addition, the Law has set new challenges regarding the liquid waste management and additional GHG emissions, which are related to some of the required new air emissions measures. In 2019, to meet these challenges, Rotem operated 6 pilots involving new technologies to reduce these impacts.

ICL Dead Sea (DSW) - The site operates three air quality monitoring stations that were renewed during 2019. The data is measured on a continuous basis and is automatically transmitted to the MoE and is accessible to the general public. In 2018, the new NG-based and highly efficient CHP (combined heat and power) plant in Sodom became fully operational. The plant now supplies the majority of electricity to all ICL Israel sites. The high efficiency of the new plant and its boilers have significantly reduced the site's Nitrogen Oxide emissions (despite the significant increase in natural gas combustion in the new plant, with the switch to self-produced electricity).

ICL Dead Sea Magnesium (DSM) - The site produces mainly inorganic emissions. Some of the exhaust stacks are monitored in accordance with the terms of the emission permits issued to the Company. On-site detectors send on‑line computerized warnings to the environmental authorities.

80  Israel Chemicals Limited

In coordination with the MoE, the site has initiated a major project to install an additional system, aimed to reduce the PM (Particulate Matter) emissions from the main stack, the completion of which is expected in the coming years. The expected result will be a stable reduction, according to the requirements.

ICL Neot Hovav – The site operates advanced monitoring and detection methods to identify malfunctions and applies IED methodologies which provide guidance regarding all of the techniques for preventing and monitoring emissions into the environment. Investments were made to improve recycling and recovery and reduce emissions of solvents and other organic materials via activated carbon systems. The site also installed catalytic oxidizing technologies that reduce VOC (volatile organic compounds) emissions and complies with advanced values in accordance with the BAT (Best Available Technology). Absorption systems were installed/upgraded in the site's inorganic production systems. Filters were installed and upgraded of to prevent PM emissions from the solids’ handling systems. Sealing of diffused emissions in the loading and unloading areas was made. Ongoing work is being executed for the LDAR (Leak Detection and Repair) program – control and treatment of fugitive emissions with the assistance of a European external company.

ICL Periclase - The site is installing a new air emissions treatment facility for the Magnesia manufacturing process. In 2019 a success run was performed which meets the air emissions permit, and currently the installation of the new facility continues.

ICL Haifa (Fertilizers & Chemicals) - The site has converted to natural gas (from heavy fuel oil) during 2018, causing a significant reduction in NOx emissions. The site is also currently installing a new treatment equipment in its Nitrous Acid plant, aimed to reduce NOx and N2O emissions.

Europe

In Europe, emissions are regulated under the EU IED – Industrial Emission Directive. Preventive measures and Best Available Technology (BAT) are applied. These regulations are translated to national legislation. Emission limit values for relevant substances are included as part of the authority approvals. There are rules guaranteeing protection of air, soil and water. In Europe, relevant emissions control is conducted by authority inspection, through independent technical supervisory associations and by self-inspection. ICL plants are subject to the European SEVESO directive and conduct regular safety inspections and prepare reports.

Relevant potential sources for emissions are registered and controlled also by the authorities on a regular basis. If required, on-line-monitoring systems are installed. In addition, investments were made in the installation and upgrading of filter, separation and absorption systems in order to keep the air emission limits.

Air quality at ICL's plants in Europe

ICL Boulby – The site's air emissions are permitted under the Environmental Permitting Regulations (England and Wales) 2010 (as amended), and regulated by the Local Authority and the Environment Agency. As required within these permits, the emission sources are monitored both periodically and continuously, and results are reported as required by the regulators.

ICL Iberia (Suria and Sallent) - The sites' air emissions are permitted under the Environmental Impact Assessment approved by the Generalitat de Catalunya. In 2007, the sites adopted ISO 14001:2004, and in 2017 adopted ISO 14001:2015 which was renewed in 2019, both are part of the ISO 14001 global standard that sets out the criteria for an environmental management system. Moreover, in order to have a sustainable strategy based on environment, social and financial, these sites measure the carbon footprint according the standard ISO 14064-1:2012, that defines principles and requirements at the company's level for quantification and reporting of GHG emissions and removals, based on The Greenhouse Gas Protocol. Emission monitoring is conducted periodically according to the permits. The sites operate in compliance with their permits.

ICL Germany Bitterfeld and Ladenburg - In Germany emissions are regulated under the EU IED and the related German emission law. Preventive measures and Best Available Technology (BAT) are applied. Emission limit values for relevant substances are included as part of our authority approvals. The sites hold operational permits based on the “German Emission Control Act”. Emission monitoring is conducted periodically according to the permits. Most of the monitored emission points are equipped with emission control devices. Monitoring reports have consistently showed that the corresponding guideline levels are met at every emission point. In addition, the sites regularly perform functional tests of emission control devices in place, to identify possible malfunctions in its production units, as legally required. We are operating and comply with limit values. All requested controls and documentations are in place.

ICL Prolactal - In Austria, emissions are regulated under the EU IED and the related emission Austrian law. Preventive measures and Best Available Technology (BAT) are applied. Emission limit values, especially for dust emissions, are included as part of the authority approvals. The required controls and documentations are in place. In addition, in Austria, the regulation of food products falls under European Food laws which, among others, include hygiene regulations, as well as European regulations respecting organic products. Local food safety authorities regularly conduct inspections to ensure compliance with these regulations. Local veterinary authorities are part of such food safety authorities, as the production of animal source food or food ingredients must be approved by the said local authorities. In accordance with these regulations, the FSSC 22000 certification is implemented including the HACCP concept. As at the date of this Annual Report, we are in compliance with the relevant regulation.

81  Israel Chemicals Limited

ICL France Scora - The site operates according to the work permit given by the French authorities (DREAL). Recent regulatory inspections have examined the site's cooling towers and have found no deviations.

ICL The Netherlands Terneuzen - Recent monitoring of emission levels were within the permit requirements. The operating permits will be updated in 2020. Local authorities have updated the list of ‘substances of very high concern’ (SVHC) for environmental issues. For the listed substances, minimization will be obligated. One such substance, Chrome 6, exists as part of the catalyst in the production equipment, used to purify the exhaust air of the plant. The site is searching for an alternative and is generally learning the subject in order to adapt to the new requirements.

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

Air quality at ICL's plants in the Americas

ICL US Lawrence, Carondelet and Hammond – Air emissions in the Americas are managed through operating permits issued by the relevant agency responsible for each individual site. In the United States, air permits are issued under the authority of the US EPA’s Clean Air Act.

Equipment is employed to ensure that we comply with the emission parameters established by the regulators. Relevant emissions and air pollution controls are in place.

ICL US Gallipolis Ferry Plant – The site operates under both a West Virginia Regulation 13 Permit, and a Federal US Title V permit. The facility operates in compliance with its permitted limits and is undergoing a ‘fugitive emissions’ reevaluation project, designated to spot focus areas for fugitive emission elimination.

ICL Brazil - In the state of Sao Paulo, where the two ICL plants (Sao Jose dos Campos and Cajati) in South America are located, the control of the emissions is made by CETESB, which is the state environmental agency, through the process of granting the operation license. According to the license requirements, the plants have a Monitoring Plan for Atmospheric Emissions and the results of the chimney sampling are presented to CETESB, with the comparative reports of the previous monitoring.

China

ICL China YPH - The 3C plant is tested once every six months by the Center for Environmental Protection regarding gas emissions. The site has adapted its facilities by means of installation of systems monitoring gas emissions in order to comply with local regulations and regulatory schemes. All YPH sites are in compliance with all the laws and regulations.

ICL China LYG - The site strictly implements the Measures for Pollutant Discharge Permitting Administration (for trial implementation) and other environmental protection laws and regulations, controlling the emission concentrations of corresponding pollutants from inorganic emission sources, meeting emission standards. The site installed online monitoring systems in its perimeter and on point VOC (volatile organic compound) emission sources in 2018 and 2019, according to requirements of the regulatory authorities. LDAR technology (leakage detection and repair) was adopted to repair or replace the leakage points for exceeding the standard every year, so as to reduce leakage emissions.

ICL China SBCL- the site has set up an alkali liquid environmental scrubbing tower, a solid environmental scrubbing tower and bag filter systems in accordance with regulatory requirements.

82  Israel Chemicals Limited

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

Natural Gas

Since 2010, ICL has been undertaking a strategic transition to increasingly use natural gas (NG) instead of ‘heavy’ fossil fuels (fuel oil, diesel and naphtha) to power its largest production plants in Israel. The transition is now near completion, and 95% (40/42) of ICL Israel’s main energy‑consuming installations were converted to NG. Currently, over 90% of the total remote fuel consumption of ICL Global facilities is derived from NG (compared to only about 25% pre‑transition). This transition has significantly reduced emissions of air pollutants (such as NOx and PM) in the area surrounding ICL facilities, improved the quality of the output, reduced maintenance expenses and has led to a significant monetary savings due to the transition from the use of more expensive fuels. The transition was also one of the main GHG reduction engines taken by the Company, as NG is less carbon-intense than ’heavy’ fossil fuels. In addition, the employment of new, more efficient NG-based CHP plants effectively reduces ICL's dependency on the purchase of more carbon-intense external electricity.

For more information, including details of the specific NG purchasing agreements undertaken by the Company, see Note 19 to our Audited Financial Statements.

Liquid, Solid Waste and Land Contamination

During the production processes at ICL’s facilities, industrial liquid and solid waste are produced. Storage, transportation, reuse and disposal of waste are generally regulated by governmental authorities in every country we operate in. Wastewater quality and quantity must comply with local regulations and with permits at relevant sites. The various production sites have adapted their treatment systems to the standards applicable to them. The Company tracks and manages all of its waste and takes various steps to reduce, to identify and to maximize potential reuse and recycling of relevant waste. Most of the waste is either directly treated by ICL or treated by an external certified vendor, with whom the disposal method is directly confirmed. In case of difficulties in reuse or disposal of waste generated in our facilities, interruptions or production stoppage might occur and significant costs might be imposed on us. For more information, see “Item 3 - Key Information— D. Risk Factors— Our ability to operate and/or expand our production and operating facilities worldwide is dependent on our receipt of, and compliance with, permits issued by governmental authorities. A decision by a government authority to deny any of our permit applications may impair the Company’s business and its operations”.

83  Israel Chemicals Limited

All of the Company's plants in Israel have conducted historical land surveys, based on a demand received as part of the conditions for receipt of a business license regarding an integrated arrangement, submitted them to the Ministry of Environmental Protection and are awaiting the Ministry's instructions.

Israel

Liquid and solid waste treatment and land contamination at ICL's plants in Israel

ICL Rotem (Rotem) – The site is implementing a master plan for wastewater treatment with the principal goal of reducing effluent quantities, converting some effluents into products, wastewater recycling, reducing water consumption, treatment/neutralization of wastewater. and restoration of the wastewater ponds. The plan now includes additional wastewater streams, created by the air emission purification processes required by the Israeli Clean Air Law.

As part of the liquid and solid waste treatment, Rotem site is treating the gypsum waste by ponds and storage. In 2018, the new Pond 5 started to operate. The Company started reclamation planning for gypsum ponds 1 through 4 that were used by Rotem in the past. In 2019, the regional planning authority, after taking into account all environmental aspects, decided that long term gypsum storage will be set on the western side of road 258.

Gypsum that is created in the dry part of the production processes, is mostly stored in a large gypsum storage pile, in proximity of the site. Future expansions of the storage pile would need to be positioned on new protective infrastructure, according to current regulatory requirements. Another requirement is the establishment of restoration methodologies for these large storage piles. The site is making adjustments to comply with these requirements and is striving to find alternative uses for the gypsum with external industry partners.

In 2017, ICL Rotem experienced a significant environmental incident in which approximately 100,000 cubic meters of acidic phosphogypsum liquid were released into the surrounding environment as a result of a breach in the number 3 detainment pond. The liquid entered the nearby Ashalim Creek (Nahal Ashalim), which flows through an area designated as a nature reserve. The incident has since been under investigation led by Israel’s Ministry of Environmental Protection. The Company is taking intensive action to restore the Creek, in full cooperation with the relevant authorities. Following the incident, the INPA (Israel Nature and Parks Authority) closed the nature reserve to the public. During the 2018-2019 rainy season the Creek flowed vigorously with rainfall on several occasions. Findings of the monitoring program (operated by the Israeli authorities) indicated that pH levels in the water holes have returned to normal levels, and improvement in chemical and biological parameters has continued. Nonetheless, indications of the incident’s impact are still present along the Creek, and the environmental impact continues to be examined by the authorities. ICL conducted in 2019 a risk assessment process along the Creek, with leading experts in this field. The assessment was meant to assure that the Creek’s hiking trails can be reopened and do not pose risks to the returning hikers health, pending approval of reopening by the necessary authorities. The assessment was completed in late 2019 and the results were presented to the authorities. All risk levels were found to be acceptable. For additional information, see Note 19 to our Audited Financial Statements.

The site has also completed the implementation of a multi‑year master plan to prevent ground pollution by fuels or oils.

ICL Dead Sea (DSW) - Effluents are directed to the Dead Sea according to the requirements listed in the relevant permit, issued by the Ministry of Environmental Protection (valid up to 2024).

84  Israel Chemicals Limited

Salt waste is transferred to a large salt open air depot, in proximity of the site. The open air depot's dimensions (height and area) are limited by statuary requirements. The site is examining alternatives for salt storage/treatment.

In addition, historical crude oil contamination has been found near the operational salt depot. The site has submitted a plan to the Ministry of Environmental Protection for treatment at the site and is awaiting the Ministry's instructions. Furthermore, a groundwater study in ICL Dead Sea’s old power station's contaminated fuel tank farm showed no groundwater contamination; however, soil rehabilitation is expected in the future. The site is currently establishing a new petrol/diesel station for local vehicles. A treatment plan will be undertaken for the soil at the old (and soon to be decommissioned) gas station.

ICL Neot Hovav - The site operates a designated installation for independent treatment of the sanitary effluents. The treated wastewater is sent as an input feed into the cooling towers. In addition, an installation was constructed for treating industrial wastewater, in accordance with the requirements of the plant’s business licenses. The treatment of the industrial wastewater includes a transmission system, a physicochemical unit, and a MBR (Membrane Bio Reactor) unit. All the site’s treated wastewater is flown into evaporation ponds, which were built in 2013 according to US standards, including advanced monitoring for leakage and air emissions. In addition, the site operates a special authorized laboratory for monitoring and analyzing wastewater quality.

Pursuant to the requirements of the Ministry of Environmental Protection, in the coming years the site is required to treat the existing hazardous waste (historical). This waste is stored on a designated defined area on the site's premises, in coordination with the Ministry of Environmental Protection. Some of the currently produced waste is also still stored in this area. The treatment is partly conducted through a combustion facility, which recovers hydro-bromine acid. Additional waste quantities will be sent to external designated treatment.

ICL Periclase - The site has a valid permit for discharging brine into the Dead Sea (valid up to 2021). The site has established a thickening and filtration facility to treat wastewater.

In 2019, approximatly 16 thousand tonnes of historic Magnesia waste, stored in a designated waste area, were successfully sent to re-usage in concrete production by an external industry partner. The Company is now examining the usage of the rest of this historic waste in production processes in Rotem.

ICL Haifa (Fertilizers & Chemicals) – In the site, several biological and other pilots were conducted to find possible solutions for compliance with the standards covering treatment of the facility’s wastewater flowing into the Kishon River, as directed by the Inbar Committee. After careful considerations, the solution that was chosen and approved by the authorities is to drill to the underground water zone in order to channel the treated wastewater into the underground water. The investment is expected to be carried out during 2020.

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

Wastewater is partly pretreated and sent to municipalities and third parties for final treatment before discharging or is at levels that it can be discharged to surface waters without treatment. The production processes, in general, are not generating significant volumes of direct solid waste. In case solid waste needs to be disposed of, the required documentation and approvals under the European regulations are fulfilled.

85  Israel Chemicals Limited

Liquid and solid waste treatment and land contamination at ICL's plants in Europe

ICL Boulby - All wastewater leaving the site is permitted by the Environment Agency. The site's wastewater consists of extracted sea water, mine brine, gathered surface rainwater, and water treated on the on-site sewage plant. Multiple parameter limits are imposed upon the site by the wastewater permit, and no compliance breaches have occurred since the transition to producing Polysulphate®.

ICL Iberia - In Spain, a multi‑year program is underway to restore the large salt piles while paying close attention to the issue of wastewater drainage and sludge treatment. For additional information regarding the restoration plan in Spain, see Note 19 to our Audited Financial Statements.

ICL Germany Bitterfeld - There are three independent drainage systems on the site, transporting (separately) run-off water from non-hazardous areas; sanitary waste water which is routed directly to the chemical park’s waste water treatment (WWT) plant; and industrial wastewater from the production processes that is routed to the site's pre-treatment facility. Pre-treatment consists of heating and hydrolysis, after which, these effluents are also starred to the chemical park’s waste water treatment (WWT) plant. The discharge to the WWT is regulated by a designated permit (in terms of quantity and quality of wastewater). The site also operates a special authorized laboratory for monitoring and analyzing wastewater quality.

The site's wastes are handled according to operating procedures required by the ISO 14001 standard. Most of the hazardous waste relevant to the site are residues generated during phosphorus trichloride production and exhausted activated carbon (for off gas purification and product cleaning). A certified company has been contracted for waste disposal.

ICL Germany Ladenburg - Due to phosphate pollution in the subsoil of the site, the phosphate concentration is monitored at several wells and reported regularly to the authorities. There is no material risk related to the ground water monitoring and no additional environmental impact or costs are expected.

ICL France Scora - The site fulfils its commitments according to the work permit given by the French authorities (DREAL). Recent regulatory inspections of wastewater have shown no deviations from the permit requirements. The permit was modified by the authorities in October 2018. The modifications concern the quantity and quality of the output wastewater from the site, which are in compliance with the updated requirements.

ICL The Netherlands Terneuzen - the site's wastewater output is within the permit requirement.

Americas

The liquid and solid wastes in the Americas sites are managed under country and state specific regulatory requirements. In the US, solid and hazardous wastes are regulated under the US EPA’s Resource Conservation and Recovery Act. In Brazil, waste is managed under the site’s operation license issued by the Sao Paulo State environmental agency – CETESB.

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

86  Israel Chemicals Limited

Liquid and solid waste treatment and land contamination at ICL's plants in the Americas

ICL US Gallipolis Ferry - The site operates under a National Pollutant Discharge Elimination System (NPDES) Permit. The NPDES Permit regulates water discharge from point sources and is renewed every 5 years. The next renewal is in February 2022. The site operates a large Wastewater Treatment Plant (WWTP). The NPDES permit allows the site to discharge process wastewater, sanitary wastes, cooling water, groundwater, and non-process area stormwater. Discharge limitations are continually decreasing, which puts a strain on the treatment capabilities for some parameters being treated within the current WWTP. Therefore, the site is evaluating alternatives and improvements to the current treatment processes.

The site has been very active in pursuing recycling initiatives, which helped achieve a landfill to recycling ratio of 50%. Additionally, the facility has entered into a Voluntary Remediation Agreement (VRA) with the former owner of the facility, and the West Virginia Department of Environmental Protection (WVDEP). Per the agreement, sampling of various media, including surface water, sediment, subsurface soils, and groundwater were conducted throughout the site.  The negatively impacted media were identified and mapped. The mapped areas have either been remediated or are currently in the process of remediation. These remedial activities, have included, capping certain areas throughout the facility, as well as the installation and operation of a groundwater recovery and treatment system. This system is allowing the Light-Non-Aqueous Phase Liquid (LNAPL) that is floating on top of the groundwater to be recovered. Per the sales agreement, these activities are being financed by the former property owner.

China

ICL China YPH - The Company has received a license for unloading contaminating materials and strict environmental licenses and it is in compliance with all the laws and regulations. Furthermore, annual land examinations are conducted in accordance with the regulatory requirements.

In order to comply with the local regulations, the YPH 3C site has installed systems for removal of wastewater and diversion thereof from clean water sources, including transferring phosphogypsum water (which is created as a by-product of the production processes) into designated ponds for further treatment. Since 2009, YPH has conducted a major project designed to eliminate all wastewater output. This “zero discharge” project has been achieved via cascade and grade utilization, recycling collection, reuse systems and other actions.

YPH is tested once every six months by the Center for Environmental Protection regarding gathering of solid waste and hazardous waste.

ICL China SBCL - The sites' discharge wastewater and the HCL solution from FR-1410 production, are delivered (by agreement) to an external industrial business partner, which uses it as raw materials for bromine production.

ICL China LYG - The site's sewage station was upgraded in 2018, significantly improving the efficiency of wastewater treatment. In 2019, the site purchased testing instruments for its characteristic pollutants laboratory, so as to enhance the Company’s ability to detect water pollutants and ensure the standard discharge of sewage. At the end of 2018, the Company set up a rainwater retention pond in accordance with the new environmental requirements and completed its open channel drainage project for rainwater in 2019.

The site operates under the requirements of the local city ecological environment department, among other requirements. In 2019, in line with these requirements, the site carried out improvement projects for gas waste collection, sewage treatment stations and its hazardous solid waste warehouses. Also, in 2019, the site transferred and disposed 50 tonnes of accumulated hazardous solid waste, successfully completing the waste reduction plan requested by the government.

87  Israel Chemicals Limited

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

Business Licenses and Other Permits

Our sites in Israel have valid toxic substance permits under the Israeli Hazardous Materials Law, 1993. These permits were issued by the Ministry of Environmental Protection for a period of one year. Renewal of these permits is performed on an ongoing basis. The toxic substances permit includes conditions and requirements being managed by the Company at ongoing operation.

In addition, our sites in Israel obtain valid business licenses according to the Business Licensing Law, 1968.

Industrial Products plant in Neot Hovav discharges industrial wastewater into the evaporation ponds in accordance with the requirements of the plant’s business licenses.

Periclase plant in Mishor Rotem has a valid permit for discharging brine into the Dead Sea (valid up to 2021).

88  Israel Chemicals Limited

ICL Haifa has a valid permit for discharging industrial wastewater into the Kishon River. ICL Haifa holds a permission to drill to the underground water in order to channel the treated wastewater into the underground water, a solution which is accepted by the authorities.

ICL Dead Sea has a valid permit for discharging industrial wastewater into the Dead Sea (valid up to 2024) under the Israeli Prevention of Sea Pollution from Land‑Based Sources Law, 1988.

The Ministry of Environmental Protection is expected to add further conditions regarding discharge of wastewater into the Dead Sea, as part of the terms of the business license. At this stage, it is not possible to estimate what the additional conditions will be or the impact thereof.

The companies also hold emissions permits under the Israeli Clean Air Law, 2008.

As part of the production process in Rotem Amfert Israel, the Company builds and operates ponds that accumulate phosphogypsum fluid created in the production processes. For additional information relating the ponds’ permits for construction and operation, see Note 19 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors”.

In the Netherlands the fertilizers site operates under the Dutch Radiation Protection Decree, due to the emission of solid particulates containing natural occurring radioactivity (NORM).

ICL operates in accordance with conditions set out in the licenses and permits. If there is any discrepancy in respect of the requirements of these conditions, the Company takes action to remedy the discrepancy in coordination with the Ministry of Environmental Protection.

Cybersecurity

Our Global IT team handles the operational cybersecurity policies and measures regarding the Group’s global infrastructures.

ICL’s cyber security strategy resides on three fundamental pillars: (a) plants and operational security, (b) critical assets & data protection, and (c) fraud prevention. For each pillar, there is a program that seeks to reduce the risks identified. All these programs are periodically reviewed by internal governance structures to assess their effective impact on the Group’s risks. For the purpose of critical plants protection, we continuously cooperate with the National Cyber Directorate - the National CERT - and the Ministry of Energy in Israel.

As cyberattacks evolve and become more sophisticated, the Group has had to strengthen its prevention and monitorization efforts. As part of such efforts, ICL routinely reviews, reinforces and tests its security processes and procedures through simulation exercises in the areas of physical security and cyber security. The outcome of such exercises is an important part of a feedback process designed to improve the Group’s cybersecurity strategies.

As part of our ongoing efforts to strengthen our cyber defenses, we conducted a comprehensive Cyber Maturity survey in 2019 in cooperation with a leading international consulting firm. We also conducted a risk assessment of our sensitive IT systems in cooperation with a number of leading Israeli and international companies in the field of cyber defense. The Group also tests its continuity plans in order to improve disaster recovery in instances where an incident or vulnerability threatens the continuity of one or several critical processes, services or platforms.

Other lines of action also include the adequate training of ICL's management members in the area of security and incident management. Periodically ICL carries out simulation exercises in order to raise the level of awareness and preparedness of certain key personnel. We maintain cybersecurity and fraud insurance policies. These insurance policies are subject to certain loss limits, deductions and exclusions and we can provide no assurance that all losses related to a cybersecurity or fraud incident will be covered under our policies. See “Item 3 - Key Information— D. Risk Factors— Significant disruptions in our, or our service providers’, information technology systems or breaches of our, or our service providers’, information security systems could adversely affect our business”.

89  Israel Chemicals Limited

  C. ORGANIZATIONAL STRUCTURE

* A list of our subsidiaries, including name and country of incorporation or residence is provided in an exhibit to our Form 20-F filed with the U.S. Securities Exchange Commission, which can be found at www.sec.gov.

90  Israel Chemicals Limited

D. PROPERTY, PLANT AND EQUIPMENT

The Company operates production facilities in its worldwide locations, including the following:

•
Israel: under the Israeli Dead Sea Concession Law, 1961, as amended in 1986 (the “Concession Law”), we have lease rights until 2030 for the salt and carnallite ponds, pumping facilities and productions plants at Sodom. We have other production facilities in Israel, situated on land with a long‑term lease, including the plants at Mishor Rotem, the Oron and Zin sites of Phosphate Solutions segment (the Company has been working to extend the Oron plant lease agreement since 2017, by exercising the extension option provided in the agreement. As of the date of the report, the agreement is under an extension process), production facilities at Naot Hovav of Industrial Products segment (leased until 2024-2048), as well as production, storage and transportation facilities together with chemicals and research laboratories at Kiryat Ata that belong to Innovative Ag Solutions segment (leased until 2046‑2049). We also use warehouses and loading and unloading sites at the Ashdod (leased until 2030) and Eilat ports (negotiations are underway to extend the agreement).

•	Europe:

Germany: the production plants of Phosphate Solutions segment are at Ludwigshafen, Ladenburg and Hemmingen (Hagesüd). The production plants of Industrial Products segment are at Bitterfeld. All the plants, besides Ludwigshafen, are owned by the Company.

The Netherlands: the production plants of Industrial Products segment at Terneuzen are owned by the Company. A facility of Phosphate Solutions segment in Amsterdam held under a lease until 2040 and a production facility in the southern Netherlands is located on land that is partly owned by the Company and partly held under a long‑term lease.

Spain: the concessions at the potash and salt mines are held under the concession agreements described below. The potash and salt production plants, and the warehouses, as well as the loading and unloading facilities of the Potash segment at Catalonia, are owned by the Company. Innovative Ag Solutions segment also owns a liquid fertilizer and soluble fertilizer production plant in Totana, owns another plant for mixing solid fertilizers in Los Patohos and has a concession in Cartagena port until 2024.

The United Kingdom: the rights to the polyhalite and salt mines are held under the concession agreements described below. The polyhalite and salt production plants and the warehouses of the Potash segment in Cleveland are owned by the Company. The warehouses and bulk loading and unloading facilities at the port are leased until 2034. Two peat moors of Innovative Ag Solutions segment are owned by the Company and one is leased. In addition, Innovative Ag Solutions segment owns a plant for producing growing media in the north of the United Kingdom and another plant in Daventry for producing liquid plant nutrition products.

Belgium: Innovative Ag Solutions segment owns a production facility in Grobbendonk for producing water soluble fertilizers.

Austria: the dairy protein production plant of Phosphate Solutions segment at Hartberg (Prolactal) is owned by the Company.

91  Israel Chemicals Limited

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

China – phosphate rock mining rights in Haikou Mine are derived from mining licenses that are described below. The plants of YPH JV are owned by the Company, some of them are located on land that is owned by the Company, while some are situated on leased land.

The following table sets forth certain additional information regarding ICL’s principal properties as at December 31, 2019:

Property Type	Location	Size (square feet)	Products	Owned/Leased

Plant	Mishor Rotem, Israel	27,094,510	Phosphate Solutions products	Owned on leased land
Plant	Mishor Rotem, Israel	10,763,910	Industrial Products products	Owned on leased land
Plant	Neot Hovav, Israel	9,601,591	Industrial Products products	Owned on leased land
Plant	Zin, Israel	8,484,123	Phosphate Solutions products	Owned on leased land
Plant	Kiryat Ata, Israel	6,888,903	Innovative Ag Solutions products	Leased
Plant	Oron, Israel	4,413,348 (not including phosphate reserve)	Phosphate Solutions products	Owned on leased land
Plant	Sodom, Israel	13,099,679 (not including ponds and Magnesium factory)	Potash products	Owned on leased land
Plant		4,088,800	Magnesium products (Potash segment)	Owned on leased land
Plant		2,326,060	Industrial Products products	Owned on leased land
Conveyor belt		1,970,333	Transportation facility for Potash	Owned on leased land
Pumping station		920,314	Pumping station for Potash segment	Owned on leased land
Plant		667,362	Industrial Products products	Owned on leased land
Power plant		645,856	Power and steam production for Potash segment	Owned on leased land

92  Israel Chemicals Limited

Warehouse and loading facility	Ashdod, Israel	664,133	Warehouse for Potash and Phosphate Solutions products	Leased
Headquarters	Beer Sheva, Israel	199,132	Company headquarters	Owned and leased
Plant	Mishor Rotem, Israel	430,355	Phosphate Solutions products	Owned on leased land
Warehouse and loading facility	Eilat, Israel	152,557	Warehouse for Potash and Phosphate Solutions products	Leased
Headquarters	Tel Aviv, Israel	25,318	Company headquarters	Leased
Plant	Catalonia, Spain	48,491,416	Mines, manufacturing facilities and warehouses for Potash	Owned
Plant	Totana, Spain	2,210,261	Innovative Ag Solutions products	Owned
Plant	Cartagena, Spain	209,853	Innovative Ag Solutions products	Owned
Warehouse and loading facility	Cartagena, Spain	184,342	Storage for Innovative Ag Solutions products	Leased
Plant	Jiaxing, China	828,017	Industrial Products products	Owned on leased land
Plant	Shan Dong, China	692,045	Industrial Products products	Owned on leased land
Plant	Kunming, Yunnan, China	458,394	Production Plant of Phosphate Solutions	Owned on leased land
Plant	Lian Yungang, China	358,793	Industrial Products products	Owned on leased land
Plant	Kunming, Yunnan, China	290,420	Phosphate Solutions products	Owned on leased land
Pumping station	Kunming, Yunnan, China	2,231	A pumping station for Phosphate Solutions	Owned on leased land
Peat Moor	Nutberry and Douglas Water, United Kingdom	17,760,451	Peat mine -Innovative Ag Solutions	Owned
Plant	Cleveland, United Kingdom	13,239,609	Polysulphate products (Potash segment)	Owned
Warehouse and loading facility	Cleveland, United Kingdom	2,357,296	Polysulphate products (Potash segment)	Leased
Peat Moor	Creca, United Kingdom	4,305,564	Peat mine - Innovative Ag Solutions	Leased
Plant	Nutberry, United Kingdom	322,917	Innovative Ag Solutions products	Owned

93  Israel Chemicals Limited

Plant	Daventry, United Kingdom	81,539	Innovative Ag solutions products	Owned and leased
Plant	Terneuzen, the Netherlands	1,206,527	Industrial Products products	Owned
Plant	Heerlen, the Netherlands	481,802	Innovative Ag solutions products	Owned and leased
Plant	Amsterdam, the Netherlands	349,827	Phosphate Solutions products and logistics center	Owned on leased land
European Headquarters	Amsterdam, the Netherlands	59,055	European Company headquarters	Leased
Plant	Gallipolis Ferry, West Virginia, United States	1,742,400	Industrial Products products	Owned
Plant	Lawrence, Kansas, United States	179,689	Phosphate Solutions products	Owned
Plant	Carondelet, Missouri, United States	172,361	Phosphate Solutions products	Owned
Plant	North Charleston, South Carolina, United States	100,000	Innovative Ag solutions products	Leased
Plant	Summerville, South Carolina, United States	40,000	Innovative Ag solutions products	Leased
US headquarters	St. Louis, Missouri, United States	45,595	US Company headquarters	Leased
Plant	Ludwigshafen, Germany	2,534,319	Phosphate Solutions products and Infrastructure	Leased
Plant	Ladenburg, Germany	1,569,764	Phosphate Solutions products	Owned
Plant	Bitterfeld, Germany	514,031	Industrial Products products	Owned
Plant	Hemmingen, Germany	175,042	Phosphate Solutions products	Owned
Plant	Cajati, Brazil	413,959	Phosphate Solutions products	Owned
Plant	Sao Jose dos Campos, Brazil	Phosphate plant: 137,573 Blending plant: 80,729	Phosphate Solutions products	Owned on (free of charge) leased land
Plant	Belgium	128,693	Innovative Ag solutions products	Owned
Plant	Calais, France	546,290	Industrial Products products	Owned
Plant	Bandırma, Turkey	375,187	Phosphate Solutions products	Owned
Plant	Hartberg, Austria	692,937	Phosphate Solutions products	Owned
Plant	Heatherton, Australia	64,583	Phosphate Solutions products	Leased

94  Israel Chemicals Limited

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

In 2017, the Israeli Water Law was amended, according to which saline water of the kind produced by Dead Sea plants is charged with water fees. It is the Company’s view, that such charges should not apply to water drawn within the Dead Sea concession area, for various reasons, most notably the provisions of the Concession Law. Nevertheless, in December 2019, the Company received a water bill for 2018 from the Water Authority, setting forth the amount of $9 million to be paid on account of charges for water drawn from all of its wells including in the concession area. In January 2020, the Company submitted its appeal to the Water Authority, objecting to the charges relating to the water drawn within the concession area, which constitute about 60% of the total charge. The Company believes it is more likely than not that the charges will not apply to the water drawn within the concession area. The Company has a sufficient provision in immaterial amounts for the production of water outside the concession area.

Mineral Extraction and Mining Operations

ICL’s mining activities are dependent on concessions, authorizations and permits granted by the governments of the countries in which the mines are located.

In consideration of the concessions, ICL pays royalties and taxes to the governments of Israel, China, UK and Spain. Below are the royalties amounts paid in 2019, 2018 and 2017:

	Israel	Total in Israel	Out of Israel	Total
Year Ended December 31,	$ millions
2019	82	20*	102	3	105
2018	71	62*	133	4	137
2017	64	68*	132	4	136

*In 2019 and 2018, the Company paid additional amounts of $20 million and $62 million, respectively, in respect of royalties in Israel relating to prior periods. For additional information regarding royalties for prior periods, see Note 19 to our Audited Financial Statements.

Following is a description of the material properties from which ICL extracts minerals and conducts mining. For additional information regarding the total cost of the Company’s property, plant and equipment and its intangible assets (including concession and mining rights) see Note 10 and Note 11, respectively, to our Audited Financial Statements.

95  Israel Chemicals Limited

The Dead Sea

The concentration of the minerals extracted from the Dead Sea (including potash and bromide), constituting the raw materials for production, is on the rise due to the hydrological deficit the Dead Sea has been experiencing during the past 40 years.

ICL’s extraction of minerals from the Dead Sea begins with an evaporation process facilitated by the hot and dry desert climate of the Dead Sea region, which is the lowest point on the earth’s surface. Due to the hydrological deficit, the sea is declining at the rate of over 1 meter per year and is now about 434 meters below sea level. As a result of the said decline, the Dead Sea is divided into two parts: the natural Northern Basin, and the Southern Basin on the basis of which dams were installed and artificial evaporation ponds were constructed.

The production process begins with the pumping of brine from the Northern Basin into the evaporation ponds (a distance of about 12 kilometers) in the Southern Basin via the Company’s pumping stations. In 2019, ICL pumped approximately 420 million cubic meters of water from the Northern Basin into the evaporation ponds, of this quantity, approximately 260 million cubic meters of brine were rechanneled into the Northern Basin of the Dead Sea at the end of the process. In 2019, the Company produced from the Dead Sea approximately 3.35 million tonnes of potash, approximately 180 thousand tonnes of bromine, 21 thousand tonnes of metal magnesium, 185 thousand tonnes of salt and 138 thousand tonnes of solid magnesium chloride.

The present pumping station, P‑88, has a pumping capacity of 100,000 cubic meters per hour. Due to the receding water level, P‑88 would have been retired from service in 2017, unless the Company made an additional investment and extended its life so that it will be able to function up to 2021. As a result, in 2017, 2018 and 2019, DSW signed agreements with several execution and infrastructure companies, for construction of a new pumping station (hereinafter - the P-9 Pumping Station). The P-9 Pumping Station is expected to commence its operation during the year 2020. For additional information regarding the P‑9 Pumping Station, see Note 19 to our Audited Financial Statements.

In 2015, a petition was filed in the Israeli Court for Water Matters by Adam Teva V’Din - Israeli Association for Environmental Protection wherein the Court was requested to order the Government Water and Sewage Authority to issue a production license to DSW pursuant to the Water Law with respect to the transfer of water from the Northern Basin of the Dead Sea to the evaporation ponds in the Sea’s Southern Basin. For additional information, see Note 19 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors— The receding water level in the Northern Basin of the Dead Sea, may require capital and/or operational expenses in order to enable the continuation of the Company's operations in the Dead Sea”.

The evaporation ponds extend over an area of approximately 150 square kilometers and are divided into two sub‑systems – an array of ponds for precipitating salt (mineral waste from the production process), and a series of ponds for precipitating carnallite (the target mineral constituting a raw material for production of potash).

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

96  Israel Chemicals Limited

The rise of the water level of Pond 5 - About 20 million tonnes of sea salt precipitates every year and creates a layer of approximately 20 centimeters on the floor of Pond 5. Precipitation of the salt causes a reduction in the volume of the brines in the pond. As the production process requires maintaining a fixed volume of brines in the pond, the level of the brines in the pond is raised each year according to the rate at which the pool floor rises.

The Ein Boqeq and Hamei Zohar hotels, the settlement of Neve Zohar and other facilities and infrastructures are located on the western beach of the Pond. Raising the water level of the Pond above a certain level is likely to cause structural damage to the foundations and the hotel buildings situated close to the water’s edge, to the settlement of Neve Zohar and to other infrastructure located along the western shoreline of the Pond. The described situation required establishment of defenses for the facilities and infrastructure of the hotels located on the shores of the Pond. In order to address this issue, the Government implemented a project for construction of coastline defenses, which was partially financed (39.5%) by DSW. According to the coastline defenses project, the dyke along the western beachfront of the Pond, across from the hotels, is raised, together with, in many places, a system for lowering subterranean. The construction work with respect to the hotels' coastline is complete, and the related dykes have been raised to accommodate the maximal brine level (15.1 meters). The current brine level is 14.8 meters. Nevertheless, there is additional ongoing work on raising the roads level along Pond 5.

In order to provide a permanent solution for rising of the water level in the Pond, the Salt Harvesting Project was established. The project provides solution in the form of harvesting of the salt from this pond and transferring it to the Northern Basin of the Dead Sea, and as a result stabilizing of the water therein at a fixed level.

In this context, in 2012, an agreement was signed with the Government of Israel, regarding "Execution and Funding of the Dead Sea Protection Project and Increase of the Royalties Paid to the State" (hereinafter – the Salt Harvesting Project). The Company will bear 80% and the Government will bear 20% of the cost of the Salt Harvesting Project. However, the Government's share will not exceed NIS 1.4 billion. In April 2017, after receiving all the permits for execution of the Salt Harvesting with the Government of Israel, ICL’s Board of Directors approved a budget of about $280 million to further proceed with the execution of the Salt Harvesting in the Dead Sea. This budget constitutes ICL’s share (80%) in the cost of performing this part. In 2017, DSW signed an agreement, the cost of which for ICL is $280 million, for the execution of the first stage of the Salt Harvesting Project, with a contracting company Holland Shallow Seas Dredging Ltd., which includes, among other things, the construction of a special dredger that is designed to execute the salt harvesting. The dredger is expected to commence its operation during the year 2020. By then, the engineering and operational preparations and the extensive infrastructure works that have been underway during the past few years are planned to be completed and the salt harvesting operations are expected to begin.

97  Israel Chemicals Limited

For more information regarding the coastline defenses and the Salt Harvesting Project, see Note 19 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors— The accumulation of salt at the bottom of the salt Pond 5, the central evaporation pond in our solar evaporation pond system used to extract minerals from the Dead Sea, requires the water level of the pond to be constantly raised in order to maintain the production capacity of extracted minerals”.

The receding level of the Dead Sea - Is not to be confused with the rise of the water level in Pond 5 discussed above. These two seemingly contradictory phenomena are occurring simultaneously, as Pond 5 is located in the Southern Basin on a different plane than the main body of the sea lying to its north, necessitating a special pumping station to constantly feed the pond with water. While the brine level of Pond 5 is rising due to the accumulation of salt on its floor and the continuous pumping of brine from the Northern Basin of the Dead Sea, the water level of the Northern Basin is receding. As a result of the decline of the Dead Sea level, sinkholes appear. The appearance of sinkholes in the Dead Sea area is increasing over the years. Most of the sinkholes develop in the Northern Basin of the Sea, where there is little operation by ICL Dead Sea. However, the development of sinkholes in areas where ICL Dead Sea facilities exist can cause significant damage. In recent years there has been a steady development of sinkholes in the area of the feeding channel, through which water is pumped from the Northern Basin to the Southern Basin. ICL Dead Sea takes actions to monitor the development of these sinkholes and to fill them when they appear.

Additional effect of the decline of the Dead Sea level is the erosion of Arava stream, which flows along the international border between Israel and Jordan. This erosion could endanger the stability of the eastern dykes in the future in the array of salt and carnallite ponds. The Company is endeavoring to analyze the matter and to find solutions for preventing or retarding this occurrence in the long term. The Company is carrying on ongoing monitoring and taking action on the site in order to protect the dykes. As part of these efforts, a research was commenced, which is designed to gather information for the detailed planning of a project to prevent the continued erosion of the stream. The research phase is expected to be completed during 2020. Prior to commencing the project, obtaining permits from the authorities is required, due to its engineering complexity, proximity to the border, soil instability and environmental sensitivity of the entire area. Insofar as it is decided to commence with the project, the Company estimates that its completion is likely to take several years.

For more information, see “Item 3 - Key Information— D. Risk Factors— The receding water level in the Northern Basin of the Dead Sea, may require capital and/or operational expenses in order to enable the continuation of the Company's operations in the Dead Sea”.

In 2012, the Company signed an EPC contract for the construction of a new cogeneration power station in Sodom, Israel, which became operational during 2018. The new power station supplies electricity and steam required to support the production of ICL's plants at the Sodom site and sells its surplus electricity to other ICL companies and external customers via the national grid in Israel. The new power station has a capacity of about 330 tonnes of steam per hour and about 230 MWh. The Company operates the new power station concurrently with the existing power station, which will continue operating on a limited basis as "hot back‑up". During 2019, the new power station continued to reduce energy costs. Due to its full natural gas operation, high efficiency and advanced pollution reduction technologies, the new plant also allows for significant reductions in direct air emissions and is expected to reduce ICL's greenhouse gas emissions. For more information regarding the new power station and the settlement agreement signed with the former contracting company Abengoa of the new power station, see Note 19 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors— Our operations could be adversely affected by price increases or shortages with respect to water, energy and our principal raw materials, as well as by increases in transportation costs”.

98  Israel Chemicals Limited

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

The plant at Mishor Rotem is powered primarily by electricity generated by the Company at its sulphuric acid plants and by oil shale that the Company mines in Mishor Rotem. Any surplus power is sold to Israel Electric Company. All the power utilized by the Oron and Zin beneficiation plants is purchased from the national grid in Israel.

For more information and description of certain risks relating to our mining operation at the Negev Desert, see Note 19 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors”, respectively.

The following table sets forth the amount of our total mine production of raw ore in the Company’s mines in the Negev (and the relevant grade) supplied to our beneficiation plants, for the three years ended December 31, 2019, 2018 and 2017:

Year Ended December 31,
2019	2018	2017
Millions of tonnes produced	7	8	7
Grade (% P2O5 before/after beneficiation)	26/32	26/32	26/32

99  Israel Chemicals Limited

The following table sets forth the approximate amounts of product produced after processing by our operations in the Negev Desert, for the three years ended December 31, 2019, 2018 and 2017:

Year Ended December 31,
2019	2018	2017
thousands of tonnes	thousands of tonnes	thousands of tonnes
Phosphate Rock	2,807	3,550	3,332
Green Phosphoric Acid	567	560	575
Fertilizers	1,033	988	957
White Phosphoric Acid	134	162	148
MKP	66	70	68

Spain

The Company's potash mining operations in Spain are carried out by ICL Iberia (a wholly‑owned subsidiary of the Company) through Trafico de Mercancias (a wholly‑owned subsidiary of ICL Iberia). As at the date of this Annual Report, there are three underground potash mines that make up ICL Iberia’s complex: Suria, Cabanasses and Vilafruns. Currently, the Company operates two mines, the Cabanasses mine, which is located in the town of Suria, approximately 12 kilometers north of the district capital of Manresa in the Cardener river valley, and the Vilafruns mine, which is located in the town of Sallent, approximately 13 kilometers east of Suria in the Llobregat river valley. The third mine in Suria is inactive.

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

100  Israel Chemicals Limited

We are in the process of consolidating our Iberia’s operations from two sites to one site. According to this consolidation plan, production at the Suria site (Cabanasses mine) will be expanded gradually, whereas the mining and production activities at the Sallent site (Vilafruns mine) will be discontinued. Sallent site is expected to be closed at the end of 2022.

According to the consolidation plan, the production of potash in Spain is expected to be about 1 million tonnes per year and to reach a level of up to about 1.3 million tonnes per year in the future after completion of additional necessary adjustments in the production facilities.

The following table sets forth, the quantities and grades of the potash ore extracted from the mines and processed in the plants in Spain, for the three years ended December 31, 2019, 2018 and 2017:

Year Ended December 31,
2019	2018	2017
Sallent
Ore processed (in millions of tonnes)	1	2	2
Grade (% KCl)	23%	23%	23%
Suria
Ore processed (in millions of tonnes)	3	2	2
Grade (% KCl)	24%	25%	24%
Total
Ore processed (in millions of tonnes)	4	4	4

United Kingdom

ICL’s mining operations in the United Kingdom are conducted by its wholly owned subsidiary, ICL Boulby. ICL’s mine and processing plant are located approximately 340 kilometers north of London and approximately 40 kilometers east of Middlesbrough, England in the North York Moors National Park.

ICL’s mining operations in the United Kingdom are mainly conducted under the North Sea at a depth of about 1,200 meters below the surface. The operations are currently conducted as far as 17.5 kilometers offshore subject to mining leases and mineral extraction licenses described below, while the mined mineral processing operations are mainly being done on the surface on land owned by ICL. See “Item 4 - Information on the Company— D. Property, Plant and Equipment— Concessions and Mining Rights”.

ICL’s Boulby mining operations are situated close to the western limits of polyhalite, potash and salt deposition in the Zechstein Basin extending inland in the United Kingdom and below the North Sea into Germany. The polyhalite seam is of the Permian Evaporite Series and is overlain by some 800 meters to 1,300 meters of younger sedimentary rocks. The polyhalite seam averages 4 meters in mineable thickness but varies from zero to more than 11 meters in thickness. The access into the polyhalite bed was built in 2010 from one of its main salt roadways. As described below, Polysulphate® production at ICL has increased in recent years and is now the focus of mining activities at ICL Boulby as it ceased potash production in 2018 due to fully depleted reserves.

The Boulby mine is accessed by two vertical shafts. One shaft hoists Polysulphate® and salt and the other provides man-riding and service access. Mining is by continuous mining with shuttle cars and by a modified room and pillar method. The mine has been designated as a “gassy” mine, containing methane and Hydrogen Sulphide gases. Supply of the electricity to the mining operations in the Boulby mine is mainly through electricity purchased on the open market from the national electricity company. There is also a power plant on the site that converts gas into electricity and supplements the electricity supply required for execution of the mining and processing operations.

101  Israel Chemicals Limited

The processing plant for Polysulphate® uses simple crushing and screening processes to produce standard and granular products in approximately 50:50 ratio. Research is currently underway regarding methods to further enhance the standard products through compaction, granulation, blending and micronutrient addition which, in combination, is anticipated to deliver high value new fertilizer products into the market. In addition, the former potash processing plant was modified in the second quarter of 2018 and sections of the drying and compacting circuit were adjusted for the production of PotashpluS, a compacted blend of Potash Standard (SMOP) and Poly Standard.

The following table sets forth, the quantities and grades of the potash ore extracted from the Boulby mine and the insoluble clay minerals, for the three years ended December 31, 2019, 2018 and 2017:

Year Ended December 31,
2019	2018*	2017
Potash Ore (millions of tonnes)	-	1	1
Grade (% KCl)	-	35%	36%
Grade (% insoluble)	-	9%	11%

*Potash was extracted until the end of the second quarter of 2018.

The Company ceased the mining of potash at its ICL Boulby mine at the end of the second quarter of 2018, due to fully depleted reserves and shifted to the production of Polysulphate®.

The following table sets forth, the quantities of the polyhalite ore extracted from the mine in the United Kingdom, for the three years ended December 31, 2019, 2018 and 2017:

Year Ended December 31,
2019	2018	2017
Polyhalite Ore (millions of tonnes)	0.6	0.4	0.5

Beginning in 2016, the Company accelerated the transition from extracting and producing potash to producing Polysulphate® at its ICL Boulby mine. ICL is acting to expand the Polysulphate® market by means of, among other things, development of a wide range of innovative Polysulphate®-based products. In 2019, ICL produced about 635 thousand tonnes of Polysulphate®.

102  Israel Chemicals Limited

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

The access to Haikou mine is by means of a network of roads, as well as an accessible rail network that links to the state rail lines. In light of the current operations at the Haikou mine, the production capacity of YPH JV is approximately 2.3 million tonnes per year.

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

Close to the Haikou mine, there are two beneficiation plants: flotation and scrubbing. These facilities are accessible by roads, and the scrubbing plant is accessible by roads and train. The output of these facilities is designated for the production plants of acids and fertilizers, located several kilometers from the Haikou mine, which include four sulphuric acid factories, three green phosphoric acid factories, one factory for manufacture of technical grade white phosphoric acid, one factory for manufacture of food grade white phosphoric acid and additional six fertilizer factories. These factories are powered by electricity generated from the sulphuric acid production process as well as from the national power network. These facilities have been continuously developed and maintained for the last 40 years and are in a good condition. The access to the production site is also by road and train.

103  Israel Chemicals Limited

The following table sets forth the amount of our total mine production of raw ore in the Haikou mine (and the relevant grade) supplied to our beneficiation plants, for the three years ended December 31, 2019, 2018 and 2017:

Year Ended December 31,
2019	2018	2017
Millions of tonnes produced	2.15	2.15	1.95
Grade (% P2O5 before/after beneficiation)	20.7/28.98	20.7/28.98	21.3/29.6

The following table sets forth the approximate amounts of product produced after processing by our operations in Haikou mine, for the three years ended December 31, 2019, 2018 and 2017:

Year Ended December 31,
2019	2018	2017
thousands of tonnes	thousands of tonnes	thousands of tonnes
Phosphate Rock	1,524	1,725	1,545
Green Phosphoric Acid	637	635	572
Fertilizers	516	621	335
White Phosphoric Acid (TG)	64	65	61

Concessions and Mining Rights

Israel

ICL Dead Sea Ltd. Concession - DSW

Pursuant to the Israeli Dead Sea Concession Law, 1961 (hereinafter – the Concession Law), as amended in 1986, and the concession deed attached as an addendum to the Concession Law, DSW was granted a concession to utilize the resources of the Dead Sea and to lease the land required for its plants in Sodom for a period ending on March 31, 2030, accompanied by a priority right to receive the concession after its expiration, should the Government decide to offer a new concession.

In consideration of the concession, DSW pays royalties, lease rentals to the Government of Israel and is subject to the Law for Taxation of Profits from Natural Resources.

For more information regarding ICL Dead Sea royalties, tax, rentals and other matters, see Notes 16 and 19 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors— Our minerals extraction operations are dependent on concessions, licenses and permits granted to us by the respective governments in the countries wherein they are located”.

104  Israel Chemicals Limited

Rotem Amfert Ltd. Concession ("Rotem")

Rotem has been mining phosphates in the Negev in Israel for more than sixty years. The mining is conducted in accordance with phosphate mining concessions, which are granted from time to time by the Minister of National Infrastructures, Energy and Water under the Mines Ordinance, by the Supervisor of Mines in his Office, as well as the mining authorizations issued by the Israel Lands Authority (hereinafter – the Authority). The concessions relate to quarries (phosphate rock), whereas the authorizations cover use of land as active mining areas.

Rotem has the following two mining concessions:

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

Mining Royalties

As part of the terms of the concessions in respect of mining of the phosphate, Rotem is required to pay the State of Israel royalties based on a calculation as stipulated in the Israeli Mines Ordinance. In January 2016, in light of a legislative amendment for the implementation of the Sheshinski Committee's recommendations, the royalties' rate was increased from 2% to 5% of the value of the quarried material. According to the amendment, the Supervisor has the option to collect royalties at a higher rate, if he decided to grant a mining right in a competitive process wherein one of the selection indices is the royalty rate.

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

In addition, the Company is working to promote the plan for mining phosphates in Barir field (which is located in the southern part of South Zohar field) in the Negev Desert.

105  Israel Chemicals Limited

Under the terms of the concessions and in order to continue to hold the concession rights, ICL Rotem is required to comply with additional reporting requirements, in addition to the payment of royalties.

ICL has long‑term leases covering all the land on which its Israeli facilities are located, and it operates under mining concessions and licenses granted to it by the Israeli Minister of Energy and by the ILA. Regarding Oron, the Company has been working to extend Oron plant lease agreement since 2017, by exercising the extension option provided in the agreement. As the date of the report, the agreement is under an extension process.

For more information regarding ICL Rotem royalties, tax, planning and building proceedings, leases and other matters, and for description of certain risks relating to ICL Rotem concession, see Note 19 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors”, respectively.

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

The concessions cover a total area of 42,489 hectares in the province of Barcelona and 26,809 hectares in the province of Lerida. As part of a renewal process, the Company is required to prepare and present a basic technical report describing the intended use of the mines. As required by law, the concessions are required to be renewed prior to the expiration date. If a concession expires, a bidding process will be initiated. ICL Iberia applies in advance for the renewal of mining concessions and until now, had no difficulties in renewing them.

United Kingdom

United Kingdom Mining Concession – ICL Boulby

The mining rights of a subsidiary in the United Kingdom (hereinafter – ICL Boulby), are based on approximately 114 mining leases and licenses for extracting various minerals, in addition to numerous easements and rights of way from private owners of land under which ICL Boulby operates, and mining rights under the North Sea granted by the British Crown (Crown Estates). This lease with the Crown Estates includes provisions to explore and exploit all targeted and known Polysulphate mineral resources of interest to ICL Boulby.

The said mineral leases cover a total area of about 720 square kilometers (onshore leases totaling around 90 square kilometers and the offshore leases from the Crown Estates covering around 630 square kilometers). As at the date of this report, all the lease periods, licenses, easements and rights of way (hereinafter – the Rights) are effective, some up to June 2020 whereas some will continue up to 2038. The Company is currently in a process of renewing some of the Rights which expire in June 2020 and are still needed for the mining operation or alternatively will seek to obtain ownership of these Rights. The Company believes that it is more likely than not, that it will obtain renewal or ownership of all the needed Rights.

106  Israel Chemicals Limited

Historically, the renewal of leases has not been problematic, and the Company is confident in the renewal of all land and mineral leases as required and will receive all government approvals and permits necessary for exploiting all targeted mineral resources.

ICL Boulby has a preferential right to renew some of its leases as it has the Planning Permission to extract minerals. There is no competitive bidding process.

The entities involved in renewing or obtaining new leases are ICL Boulby, local solicitors and individual landowners who own the mineral rights, as described above. The particular conditions that must be met in order to retain the leases are payment of annual fees to the landowners and a royalty payment for minerals extracted from the property to the Crown Estates.

The current planning permit, relevant to mineral exploitation, processing and land usage, is valid up to 2023. Accordingly, a new permission must be issued by the North York Moors National Park Authority no later than 2020. ICL Boulby has recently submitted an application for renewal of its planning permit for a further twenty five years.

United Kingdom Concession - Everris

A UK subsidiary from ICL Innovative Ag Solutions segment (hereinafter – Everris UK), has peat mines in the UK (Creca, Nutberry and Douglas Water). Peat is used as a main component for the production of growing media. The Nutberry and Douglas Water mining sites are owned by Everris UK, while the Creca mine is held under a long‑term lease. The mining permits are granted by the local authorities and are renewed after examination of the local authorities. The mining permits were granted up to the end of 2024.

China

YPH JV holds two phosphate mining licenses that were issued in July 2015, by the Division of Land and Resources of the Yunnan district in China. With reference to the Haikou Mine (hereinafter – Haikou), the mining license is valid up to January 2043, whereas regarding the Baitacun Mine (hereinafter – Baitacun), the mining license expired in November 2018. The mining activities at Haikou are carried out in accordance with the above‑mentioned license. Regarding Baitacun, the Company is examining the option to renew the concession, subject to a phosphate reserves soil survey results and achieving the required understanding with the authorities.

YPH JV pays royalties with respect to the mining rights, in accordance with the "Natural Resources Tax Law".

In 2016, YPC issued a statement whereby in 2010 YPC entered into agreements with the local authority of Jinning County, Yunnan Province and Jinning Lindu Mining Development and Construction Co. Ltd. (hereinafter - Lindu Company), according to which Lindu Company is permitted to mine up to two million tonnes of phosphate rock from a certain area measuring 0.414 square kilometers within the area of the Haikou mine (hereinafter – the Daqing Area) and to sell such phosphate rock to any third party in its own discretion. In light of the above, ICL did not include this area as part of YPH reserves.

For more information regarding our concessions in China including royalties, mining licenses, rights and other matters, and for description of certain risks relating to our operations in China, see Note 19 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors”, respectively.

107  Israel Chemicals Limited

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

Israel

The following table sets forth information regarding our estimates of our phosphate reserves in Israel as of December 31, 2019:

Category	White Phosphate	Low Organic Phosphate	High Organic Phosphate	Bituminous Phosphate	Recoverable Reserves	Average Grade
	(millions of tonnes)					(%P2O5)
Rotem	Proven	-	10		-	10	% 26
Zin	Proven	-	13	15	3	31	% 25
Oron	Proven	12	4		-	16	% 23
Total (Proven) (1)		12	27	15	3	57

(1)	Amounts may not add up due to rounding.

108  Israel Chemicals Limited

In determining these reserves, a cut‑off grade of 20% to 25% P2O5 was applied, depending on the processing characteristics of the phosphate rock and the existing processes. The cut‑off grade differs for each mine in accordance with the beneficiation process and enrichment capacity: a cut‑off grade of 20% P2O5 and lower was applied at Oron, after it has been proven that the required quality can be reached,  a cut‑off grade of 23% P2O5 was applied at Zin, and a cut‑off grade of 25% P2O5 was applied at Rotem. The cut‑off grade for Oron is lower because ICL Rotem has the appropriate beneficiation process for phosphate rock with limestone, which characterizes the white phosphate and, therefore, the beneficiation process, through the flotation process, is extremely efficient. The cut‑off grade for the Rotem mine is higher because the beneficiation process there has a limited grinding and flotation system, and only medium to high grade phosphate can be fed (which is appropriate for the existing reserves at Rotem). The cut‑off grade for Zin is slightly higher than that of Oron because of the presence of marl and clay that reduces the efficiency of the enrichment process. For purposes of determining the cut‑off grade, utilization and quantities parameters account was taken of the geology factors (continuity, structure), mining method, mining dilution, plant utilization, technical feasibility, operating costs, and historical and current product prices. The parameters employed in the calculation are as follows: on‑site tonnes (multiplying area by layer thickness and phosphate density); recoverable tonnes (tonnes of mineral which can be mined, taking into account mining dilution); mineable tonnes (recoverable tonnes from which the tonnes produced are deducted); stripping ratio (the quantity of waste removed per tonne of phosphate rock mined); planned dilution; cost per tonne for mining (typically related to transport distance to beneficiation plant); cost per tonne including reclamation; and unplanned dilution (5% unplanned dilution is taken into account based on the data from the mining in and the data from the problematic areas). ICL Rotem’s yearly mining plan is not determined by the minimum cut‑off grade, and fluctuations in commodity prices rarely affect its cut‑off grade.

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

109  Israel Chemicals Limited

The Company continues to check the adaptation of various potential types of phosphate rock for the production of phosphoric acid and its downstream products as part of an effort to utilize and increase existing phosphate reserves. In 2020, the Company will further analyze additional types of phosphate including: R&D, pilots, plant testing activities and other economic feasibility assessments.

In calculating the cut‑off grade and reserves, an average of the previous three years’ market prices and operating costs was used as part of the calculations to ensure economic feasibility.

The three‑year average market prices used to calculate our reserves in the Negev as of December 31, 2019 are as follows: $612 per tonne for green phosphoric acid, $1,332 per tonne for WPA, $1,189 per tonne for MKP, $293 per tonne for GTSP, $148 per tonne for GSSP, and $72 per tonne for phosphate rock.

In calculating the reserves, an average of the previous three years’ currency exchange rates were used to ensure economic feasibility. The three-year average currency conversation rates used to calculate our reserves in the Negev as at December 31, 2019 are as follows NIS 3.58 per $1.00, $1.14 per €1.00 and $1.30 per £1.00.

In 2019, additional areas in Rotem mine have been defined as low organic content, as well as reassessment of the overburden ratio in some areas in the mine and in addition at Oron mine more precise mining was utilized.

The life of the mine at Rotem is approximately 5 years based on reserves of 10 million tonnes of low organic/low magnesium phosphate (given the current annual mining volume). The low‑organic, low-magnesium phosphates are suitable for phosphoric acid production. The annual production (mining) rate for the low-organic/low-magnesium phosphate at Rotem is 1.9 million tonnes per year.

The life of the mine at Oron is approximately 4 years based on a reserve of 12 million tonnes and an average production of 3 million tonnes per year of white phosphate (given the current annual mining volume).

The life of the mine at Zin is approximately 10 years based on reserves of 31 million tonnes and a production of 3.1 million tonnes per year as follows (given the current annual mining volume):

•	Low-organic phosphate—1.7 million tonnes per year

•	High-organic phosphate—1.1 million tonnes per year

•	Bituminous phosphate—0.3 million tonnes per year

The Company believes that it has all the government approvals and permits necessary for its reserves in Israel.

110  Israel Chemicals Limited

Spain

The following table sets forth our estimated potash reserves for our Spanish mining operations as of December 31, 2019:

Mine	Reserve Category	Millions of tonnes	Average Grade (% KCl)
Cabanasses	Proven	15	25%
	Probable	52	28%
	Total Proven and Probable	67	27%
Vilafruns	Proven	6	23%
	Probable	-	-
	Total Proven and Probable	6	23%
Total (1)	Proven and Probable	73	27%

(1) Amounts may not add up due to rounding.

In determining these reserves, a cut‑off grade of potash ore containing 20% KCl was applied at the Cabanasses mine and a cut‑off grade of potash ore containing a concentration of 19% KCl was applied at the Vilafruns mine.

The parameters used in determining the cut‑off grade took into account the geology (continuity, structure), mining method, mining dilution, plant utilization, technical feasibility, operating costs and historical and current product prices. The parameters employed in the calculation are as follows: on‑site tonnes (multiplying area by layer thickness and mineral density); recovery (taking into account the values obtained historically during the mining of the Cabanasses and Vilafruns mines); recoverable tonnes (tonnes of mineral which can be mined, in terms of the recovery factor); mineable tonnes (recoverable tonnes from which the tonnes produced are discounted); planned dilution(10%-34% as part of the resource to reserve calculations); unplanned dilution (0% to 5% unplanned dilution is taken into account based on the mining data); and selective mining of target layers where possible (separation of the salt within the layer in areas wherein this is possible).

The cut‑off grade calculations come from historical yield data and ICL Iberia’s historical experience with mining, adequately calculated and modelled by its geologists, operation engineers and economists. The calculation takes the ore grade on‑site, converts it into extracted ore based on ICL Iberia’s mining method and estimates the plant yield depending on the grade. Later on, economic models give the cut‑off figures currently in use.

The proven and probable reserves above the cut‑off grade were obtained taking into account the mining method, mining recovery, mining dilution, selective mining, striation, geological conditions and in‑plant recovery, based on ICL Iberia’s historical data. The mining recovery and dilution factors, which are required in the conversion of resources to reserves and take into account the particular mining method and the geological conditions at the respective mine, consist of historical yield data and are based on 20 years of historical data at the Cabanasses and Vilafruns mines and the mining recovery ranges from approximately 25% to 60% by ICL Iberia’s “room and pillar” modified layout. Reserve quantity (in tonnes) and grade are quoted as those that are expected to be delivered to the treatment plant and are subject to metallurgical recovery factors. Metallurgical recovery factors consist of historical yield data and are based on the previous ten years’ experience and current recoveries are 87.0% KCl for the Suria plant (which is adjacent to the Cabanasses mine) and 85.0% KCl for the Sallent plant (which is adjacent to the Vilafruns mine). The proven reserves have been examined through information from drillings, mostly at distances of 80 to 200 meter intervals, while probable reserves have been explored by boreholes at intervals of up to 1,300 meters. The final product is well over 95% KCl to avoid quality losses.

111  Israel Chemicals Limited

In calculating the cut‑off grade and reserves, an average of the previous three years’ market prices and operating costs was used as part of the calculations to ensure economic feasibility. The three‑year average market price used to calculate our reserves for potash per tonne of product in Spain as of December 31, 2019 is €237 per tonne.

In calculating the reserves, an average of the previous three years’ currency conversion rates was used as part of the calculations to ensure economic feasibility. The three-year average currency conversation rate used to calculate our reserves as of December 31, 2019 is €0.88 per dollar.

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

United Kingdom

In the Company’s mine in the United Kingdom (ICL Boulby), we believe there are sizable resources for the purpose of continued production of Polysulphate® ,the sale of which in commercial quantities began in 2012. In 2019, ICL produced about 635 thousand tonnes of Polysulphate® and sold about 480 thousand tonnes, for the total amount of about $83 million. The Company is tracking this initiative and will obtain and provide reserve information in accordance with the SEC Guide 7 rules when this product becomes significant for the Company’s top line sales. As at the date of this Annual Report, our Polysulphate® production at the ICL Boulby mine has generated about $83 million in sales and currently is not considered material to the Company’s operations or financial results. Accordingly, the Company has not presented reserve information for Polysulphate® at ICL Boulby.

The Company believes that it will obtain renewal of all the government leases and licenses necessary for the reserves in the United Kingdom.

112  Israel Chemicals Limited

China

Haikou mine has 53 million tonnes (after deduction of 5%: losses 3% and dilution 2%) of proven reserves of phosphate rock which located in 4 separated blocks (blocks 1-4). The annual production capacity is around 2.3 million tonnes (in 2019 2.15 million tonnes were mined). The proven reserves are sufficient for almost 23 years at such rate. Another 4.4 million tonnes of phosphate is placed in several piles around the mine and this reserve will be fed to the flotation plant in the next few years.

The following table sets forth our estimated phosphate reserves in Haikou Mine as of December 31, 2019:

Category	Low Organic Phosphate	Average Grade
	(millions of tonnes)	(% P2O5)
Block 1	Proven	3	21%
Block 2	Proven	5	21%
Block 3	Proven	29	22%
Block 4	Proven	16	22%
Total (Proven)		53

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

The three-year average market prices used to calculate our reserves in the Haikou mine as of December 31, 2019 are as follows: $381 per tonne for green phosphoric acid (MGA), $716 per tonne for white phosphoric acid (WPA), $897 per tonne for MKP, $206 per tonne for GTSP, $294 per tonne for NPS, $227 per tonne for MAP55% and $535 per tonne for MAP73%.

In calculating the reserves, an average of the previous three years’ currency exchange rates was used to ensure economic feasibility. The three-year average currency conversation rates used to calculate our reserves as at December 31, 2019 are as follows: 6.76 RMB per $1.00.

The life of the mine at Haikou is approximately 23 years based on reserves of 53 million tonnes (given the annual production (mining) capacity of around 2.3 million tonnes); this phosphate is suitable for phosphoric acid production.

The Company believes that we have all the government approvals and permits necessary for our reserves in China.

113  Israel Chemicals Limited

Logistics

Israel

The potash produced at ICL’s Dead Sea facilities is transported by means of a conveyor belt that was built over 18.1 kilometers to the railhead located at Tzefa in Mishor Rotem, and from there the output is transported to the Ashdod port and by truck, mainly to the Eilat port. Metal magnesium is transported by means of containers that are loaded on trucks from the Company's site in Sodom to the railhead at the Tzefa site. Thereafter, the Company transports the containers to the Haifa/Ashdod ports by means of train.

Most of ICL’s products, whether in solid or liquid state, are transported in bulk from Rotem, Oron and Zin by road and rail to either the Ashdod port or by road to the Eilat port. From Eilat, ICL’s products are transported by ship to markets in the Far East, and from Ashdod, they are transported by ship to Europe and South America.

Within the Rotem site, there is a rail loading facility that typically loads up to 30 wagons for each delivery. Approximately 1.6 million tonnes of products per year are transported by rail from the Rotem site to Ashdod. About 120 thousand tonnes of products are transported by road from Rotem to the port of Eilat.

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

Spain

ICL Iberia transports the minerals it mines from the Company's mines to the production plants as well as potash and salt from the factories and the mines to its customers and to the port.

Ore is taken by 25-tonne road haulage trucks from Cabanasses to Suria plant and through a conveyor belt from Vilafruns mine to Sallent plant. The final product is transferred directly to the customer by truck or train through the port.

A designated railway line is used for the transport of potash from the mines to the Barcelona port. Most of the shipments of ICL Iberia are made through a terminal it owns at the port of Barcelona (Trafico de Mercancias – Tramer). ICL Iberia owns and maintains approximately 1.5 kilometers and 3 kilometers of standard gauge railway at Suria and Sallent plants, respectively, that connect to the regional rail network. Until now, up to three trains leave on a daily basis having a total payload capacity of 800 tonnes, spread out over about 21 freight cars. ICL Iberia has signed during 2019, a new freight rail transport agreement with FGC (Ferrocarrils Generalitat de Catalunya) which is expected to improve the capacity of the rail transport. In the coming years, it is expected to increase to 24 freight cars, 1,000 tonnes and up to seven daily trains. The rail route for potash transport from Suria and Sallent to the terminal in the port of Barcelona comprises an about 80 kilometer rail route (from Suria and Sallent to Manresa to the port of Barcelona). Each of the production sites, Suria (the Cabanasses mine) and Sallent (the Vilafruns mine), have one rail load out system each for the rail to port transport systems. Currently, due to the sites consolidation process in Spain, only the Suria rail network is used to send products to Barcelona port. The train traction engine and part of the bulk freight car rolling stock is operated by the owner and operator FGC (Ferrocarrils de la Generalitat de Catalunya). From time to time, Tarragona port is also used for storage and loading when Barcelona port is unavailable.

114  Israel Chemicals Limited

A truck fleet with towing equipment having 25‑27 tonnes capacity each is used to transport the salt from the mine. Up to 120 trucks of salt per day are dispatched from the mine to the port.

ICL Iberia owns and operates its own port facilities, which consist of bulk potash and salt storage facilities, comprised of freight‑car and rail‑truck conveyor unloading facilities and product storage warehouses.

As part of the plan for increasing ICL Iberia's production capacity, an upgrade is being made of the logistical infrastructure at the Suria Site and in Cabanasses mine (entrance ramps into the mine), the factories and the Company's berth in the Barcelona port, in such a manner that will permit production, transport and export of about 2.3 million tonnes of potash and salt per year.

The facilities of the port of Barcelona are managed by ICL Iberia’s subsidiary Tramer and comprise an area of 13 thousand square meters divided into three zones. The Company is in the process of setting up a new designed facility in the Barcelona port that will replace the current facility. The new facility has 56 thousand square meters and two storages and it is expected to be operational in the first quarter of 2020. The new facilities allow to increase the train freight transport of salt and potash up to 2.3 million tonnes.

United Kingdom

The Boulby mine in the United Kingdom is connected by a network of roads running over 11 kilometers southward from the mine entrance, as well as a network of underground roads extending 17.5 kilometers from the mine entrance in the direction of the North Sea. Approximately 80 kilometers of underground tunnels are still open to support present production. The mine has easy access to the national road and train transportation routes. The mine receives good quality drinking water and a stable supply of electricity.

Pursuant to agreements with the North Yorkshire National Parks Authority, the total transport movements by means of the network of roads to and from site to site are limited to a maximum of 150 thousand tonnes per year and a maximum of 66 road wagons per day (no road movements are allowed on Sundays or public holidays). This limitation is not expected to interfere with the future production of ICL Boulby in light of its commitment to maintain the rail link to Teesdock. ICL Boulby's roads and trains are in full compliance with all the requirements.

115  Israel Chemicals Limited

The rail load‑out products are transported on an ICL Boulby‑owned rail line which extends approximately eight kilometers from the mine entrance to a junction with the national rail network, and from there the products continue to Teesport, Middlesbrough, via the Network Rail Company, the owner and operator of the main rail line.

Eight trains per day transport Polysulphate®, PotashpluS and rock‑salt to the Teesdock. Most of the Polysulphate® output is used as a component of agricultural fertilizers, where volumes are exported by sea from the Teesdock seaport to customers overseas and in the UK.

Rock‑salt is taken by train to Teesdock and transported by ship or trucks to local UK authorities for de‑icing roads.

ICL Boulby leases and operates three principal storage and loading facilities: the Teesdock facility, which is located on the Tees River, and two additional storage facilities that are connected to the main rail line – Cobra and Ayrton Works in Middlesbrough.

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

116  Israel Chemicals Limited

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

The total Government Takes (GT) the Company had paid to the State of Israel in 2019, 2018 and 2017 amounted to approximately NIS 1,514 million, NIS 1,495 million and NIS 1,444 million, respectively (approximately $425 million, $416 million and $401 million, respectively). The Government Takes include, among others, payments relating to taxes, royalties, leases, dividend withholding tax, payroll taxes and social security.

In 2019 and 2018, approximately 5% and 4%, respectively, of our revenue derived from Israeli sales and approximately 47% and 49%, respectively, of our sales revenue was derived from production activities taking place outside Israel. There is no single customer on which we are materially dependent, or a single customer that accounted for more than 10% of the Company’s total sales revenue in 2019.

Trends affecting our operating expenses

Energy expenses accounted for approximately 8% and 7% of our total operating costs in 2019 and 2018, respectively, although they decreased year over year by approximately 3%. Electricity expenses in 2019 and 2018 amounted to $126 million and $163 million, respectively, comprising 37% and 47%, respectively, of the total energy expenses. Natural gas expenses in 2019 and 2018 amounted to $147 million and $123 million, respectively, comprising 43% and 35%, respectively, of the total energy expenses. Oil and oil products expenses in 2019 and 2018 amounted to $19 million and $15 million, respectively, comprising 6% and 4%, respectively, of the total energy expenses.

ICL is one of the largest natural gas consumers in Israel and has been undertaking a strategic transition to increasingly use natural gas to power its largest production plants in Israel. This transition of ICL’s facilities has significantly reduced emissions of air pollutants in the area surrounding ICL facilities, improved the quality of the output, reduced maintenance expenses and has led to a significant monetary savings due to the transition from the use of more expensive fuels. For more information, including details of the specific natural gas purchasing agreements undertaken by the Company, see Note 19 to our Audited Financial Statements and “Item 4 - Information on the Company— B. Business Overview—Regulatory and Environmental, Health and Safety Matters — Energy”.

Marine transportation expenses in 2019 and 2018 were approximately 5% of our total operating costs, and amounted to approximately $233 million and $250 million, respectively. The decrease in marine transportation expenses is primarily attributed to a reduction in quantities of potash sold.

117  Israel Chemicals Limited

Our financial statements are presented in U.S. dollars. Most of our sales are in U.S. dollars, even though a portion of our sales is in other currencies, mainly euros. Part of our operating expenses in Israel are denominated in NIS and, consequently, devaluation of the average NIS exchange rate against the U.S. dollar has a positive impact on our profitability, while appreciation has the opposite effect. Devaluation of the average exchange rate of the euro against the U.S. dollar has a negative impact on our profitability, while appreciation has the opposite impact. On the other hand, devaluation of the euro against the U.S. dollar improves the competitive ability of our subsidiaries whose functional currency is the euro, compared with competitors whose functional currency is the U.S. dollar. In 2019, the Company's operational results were negatively impacted mainly by the upward revaluation of the shekel against the dollar during the year. For more information, see “Item 5 – Operating and Financial Review and Prospects— A. Operating Results— Results of Operations”.

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

          Trends Affecting our segments

In addition to the trends described below, an epidemic of the coronavirus disease is ongoing in China and other parts of the world, which has caused the temporary closure of many businesses globally, particularly in China, and may impact our ability to obtain raw materials from or make sales into China or other parts of the world. If such closures are only temporary, we expect any negative impact would be limited, but to the extent that the coronavirus continues to spread or not be contained in China or other parts of the world and disruptions continue for a significant period of time, the impact on us could be more significant.  Given the dynamic nature of this situation, our outlook does not currently include any impact from the coronavirus since that impact cannot be reasonably estimated at this time.

Trends Affecting Industrial Products segment

The operations of ICL's Industrial Products are largely affected by the level of activity in the electronics, construction, automotive, oil drilling, furniture, pharmaceutical, agro, textile and water treatment markets. In 2019, about 40% of the worldwide use of bromine was for flame retardants, about 30% was for intermediates and industrial uses, the rest was for clear brine fluids, water treatment and other uses.

In 2019, ICL sold approximately 245 thousand tonnes of Bromine compounds (2% higher compared to 2018), 75 thousand tonnes of Phosphorus compounds (17% lower compared to 2018), 40 thousand tonnes of Magnesia and Calcium products (same as 2018) and 360 thousand tonnes of Dead Sea Salts (3% higher compared to 2018).

118  Israel Chemicals Limited

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

2019 was characterized by continuation of stricter environmental pressure in China which had a very significant impact on availability of chemicals in the market and led to an increase in prices. Prices of bromine-based flame retardants were also supported by an increase in elemental bromine prices in China.

Demand for phosphorus‑based flame retardants was stable and competitive pressure coming from China still exists. However, Chinese regulatory authorities continue to enforce stricter emissions standards during 2019, and marginal suppliers temporarily exited production when emissions standards could not be met. In some cases, Chinese competitors resumed more of normal operations during the second half of 2019.

Elemental bromine:  After reaching record high price levels in the first half of 2019, elemental bromine prices in China moderately softened and remained at a high and stable level. The production level of local Chinese manufacturers continued to decline, supported mainly by environmental-related regulation enforcement and resource depletion. The lower production level of local Chinese manufacturers was offset by higher levels of Elemental Bromine and Brominated Flame retardants imports. Prices in Europe and India increased as well.

Clear brine fluids: The demand for clear brine fluids for the oil and gas drilling market remained high also in 2019, which was a record year for ICL's clear brine fluids sales. There was relatively high level of activity in Guyana (South America), the North Sea and in the Gulf of Mexico.

Biocides: Higher demand for industrial water treatment application for brominated biocides compensated for the declining demand from paper production industry, resulting in stable performance compared to 2018.

Inorganic bromides: The demand for mercury emission control in the US decreased due to low natural gas prices, new renewable sources and retirements of old coal power plants. In addition, there was a moderate increase in demand for additional bromine‑based products as a result of improving demand in the agrochemicals markets.

Phosphorus-based industrial compounds: Overall stable demand correlated to GDP growth together with increased competition in 2019.

Organic bromine compounds: Overall stable demand correlated to GDP growth and driven by an improvement in the demand for agrochemical inputs. In addition, due to the environmental-related regulation pressure in China, the demand for ICL's products continued to increase during 2019.

Magnesia Products: The demand for magnesia products showed a slight increase due to increased global demand for healthy food and mineral supplements. On top of that, there is also a growing demand for pure Magnesium for industrial use, such as fuel additives and glass applications.

119  Israel Chemicals Limited

Solid MgCl2, Pure and packed KCl: 2019 was characterized by an "average" winter in the eastern parts of USA, which increased sales of deicing MgCl2 compared to last year, which was relatively mild. 2019 was a record year for MgCl2 sales due to increased sales in Europe.

There was a decrease in the sales for technical grade KCl for the oil drilling market and higher sales of new product launched this year for animal feed with GMP+ certification. New players in the pure KCL market led to increased competition.

ICL Industrial Products is sold-out of almost all of its brominated compounds lines. In addition, the segment is sold-out of all of its high-end magnesium oxide grades.

Trends Affecting Potash Segment

The Grain Price Index increased towards the end of the fourth quarter of 2019, mainly due to a decrease in wheat production in Australia due to severe drought conditions, a decrease in production estimates in Russia and an increased consumption in the EU that led to a decrease in estimated ending stocks. In addition, estimates for corn supply delayed estimates for consumption. In the USDA's WASDE (World Agricultural Supply and Demand Estimates) report published in February 2020, the estimated grains stock-to-use ratio for the 2019/2020 agricultural year decreased to 29.7%, compared to 30.3% for 2018/2019 and 31.4% for 2017/2018.

The FAO (Food and Agriculture Organization of the UN) forecasted in its latest Agricultural Outlook (2019 – 2028) that the global cereal production in 2020 will increase by 1.1% year–on-year, to 2,834 million tonnes.

According to CRU (Fertilizer Week Historical Prices, February 2020) the average price of granular potash imported to Brazil was $330 per tonne (CFR spot) in 2019, an increase of 3.2% compared 2018. Potash prices in Brazil increased during the first half of 2019, however, the trend reversed in the second half of 2019 due to increased supply, mainly resulting from lower demand in China which caused main producers to sell their products to Brazil instead, and in the US due to unfavorable spring weather conditions. Prices continued to decrease in early 2020 and reached a level of $235-240 per tonne (CFR spot) at the end of February 2020. As a result of these price decreases, affordability of potash for Brazilian farmers reached its highest level in 3 years, which may positively impact fertilizer demand in Brazil in 2020.

According to CRU (Fertilizer Week Historical Prices, February 2020), the average price of granular potash imported to South East Asia was $294 per tonne (CFR spot) in 2019, an increase of 5.4% compared to 2018. Price trend also reversed during the second half of the year due to oversupply and the lack of a new supply contract to China. Low palm oil prices have negatively impacted potash demand and prices in South East Asia throughout the year. While palm oil prices started to recover in the second half of 2019, aggressive offers in Malaysian tenders by palm oil plantations have prevented potash prices recovery. Following the end of the year, prices in South East Asia decreased further, reaching $255 per tonne at the end of February 2020.

According to CRU (Fertilizer Week Historical Prices, February 2020) the average price of granular potash imported to North West Europe was €285 per tonne (CIF spot/contract) in 2019, an increase of 5.8% compared to 2018. Prices started to decrease in the second half of 2019 and following the end of the year, prices decreased further reaching €253 per tonne at the end of February 2020.

According to Chinese customs data, potash imports to China in 2019 amounted to 9.1 million tonnes, an increase of approximately 22% over 2018. Demand in China was negatively impacted, however, by the devaluation of the Chinese yuan and a decrease in planted areas caused by the African Swine Fever. Port inventories at the end 2019 reached about 3.2 million tonnes resulting in a delay in the signing of new potash supply contracts.

120  Israel Chemicals Limited

According to the FAI (Fertilizer Association of India), potash imports to India in 2019 amounted to 5.3 million tonnes, a decrease of approximately 11.7% over 2018.

According to Brazil's customs data, potash imports to Brazil in 2019 reached a record level of 10.2 million tonnes, an increase of approximately 2% over 2018.

Market conditions led several major manufacturers, including Mosaic (USA), Nutrien (Canada), Uralkali (Russia), Belaruskali (Belarus) and K+S (Germany) to announce production curtailments which took place during the second half of 2019 and into 2020, estimated at 3.5 to 4.0 million tonnes on an annual basis. Towards the end of the fourth quarter of 2019, Mosaic announced it will idle its Colonsay mine indefinitely, removing an estimated annual production capacity of 1.4 million tonnes, while Nutrien said it would continue idling its Vanscoy site until early March, removing from the market additional volumes estimated at 0.2 million tonnes.

Towards the end of October 2019, Uralkali (Russia) as well as Belaruskali (Belarus) signed new potash supply contracts with IPL, the major Indian importer, at a price of $280/t CFR to be supplied by the end of March 2020. The price reflects a decrease of $10 per tonne from the 2018/2019 contracts. After ICL has completed the shipments to India under the previous contract early in the third quarter of 2019, it signed an agreement to update the price for all shipments from October 2019 to March 2020, which are expected to be in line with its five-year supply agreement with IPL signed in the end of 2018.

The magnesium market has been characterized by improved demand in the U.S. and in parts of Europe, which experienced slightly stronger than expected growth. Demand in China showed a modest increase as well.

Trends Affecting Phosphate Solutions Segment

Sales of Phosphate Specialties amounted to $1,111 million in 2019, approximately 7% lower than in 2018, mainly due to lower customer demand of dairy proteins in China, together with the devaluation of the euro and Chinese yuan against the US dollar. Adjusting for foreign exchange impacts, the phosphate salts and phosphoric acids businesses revenues were marginally lower compared 2018, as a decrease of approximately 4% in sales volumes was partly offset by higher prices.

Revenues of phosphate salts decreased in 2019 compared to last year, driven by devaluation of the Euro against the US Dollar. Volume losses in North America and Europe for industrial salts were offset by higher prices and increased sales volumes and prices of food grade phosphates in North America.

Phosphoric acid revenues decreased in 2019 compared to 2018, due to increased Chinese competition in South America leading to lower volumes and a decrease in prices. In North America, sales were close to prior year level due to higher prices offsetting lower volumes. Revenues in Europe were slightly lower than last year impacted by devaluation of the Euro against the US Dollar and some volume losses, while process remained stable. In China, favorable market conditions contributed to improved market prices also due to disruptions in alternative supply of thermal phosphoric acid mainly in the third quarter. In December 2019, ICL launched its new food-grade phosphoric acid plant in the YPH JV in China. The plant will add an additional 70 thousand tonnes of food grade acid capacity to the existing 60 thousand tonnes of technical grade acid capacity and is scheduled to produce commercial quantities in 2020.

121  Israel Chemicals Limited

Dairy proteins revenues were lower in 2019 compared to last year due to ongoing portfolio optimization efforts (shifting from milk commodities to value added ingredients), as well as lower customer demand resulting from the softening of the infant formula market in China during 2019.

Sales of Phosphate Commodities amounted to $869 million in 2019, approximately 4% lower than 2018, due to a decrease in the phosphate fertilizers sales volumes, partly offset by higher green phosphoric acid and phosphate rock sales volumes, together with the devaluation of the euro and Chinese yuan against the US dollar. In addition, the YPH JV results improved significantly due to lower costs (mainly of phosphate rock and sulphur).

The global phosphate fertilizers market was characterized by oversupply during 2019, mainly due to demand decrease in China, attributed to the African Swine Fever (decrease in feed phosphate demand and in soybean imports), continuation of the US/China trade dispute (increase in soybean planted area in the US due to China’s pledge to buy soybeans from the US as a gesture of goodwill in lieu of corn, a larger consumer of phosphate fertilizers), economic conditions in China which supported phosphate fertilizers exports (devaluations of the RMB against the dollar and lower export tax). A significant increase in phosphate fertilizers exports from China, mainly to India, forced OCP to prefer exporting MGA to India and phosphate fertilizers to Africa. In addition, Wa'ad al Shamal JV (Ma'aden, Sabic, Mosaic) exported phosphate fertilizers to Africa rather than to India.

This situation resulted in a significant pressure on global phosphate fertilizers prices during 2019, some recently reaching 12 or 13 years lows. This led a group of Chinese leading producers (the '6+2' group) to announce DAP production curtailments, and according to recent indications these curtailments are implemented.  Mosaic announced several curtailments as well.

Prices of Sulphur, a main raw material for phosphate fertilizers, also decreased significantly during 2019.

According to CRU (Fertilizer Week Historical Prices, February 2020), the average price of DAP (CFR India Spot) in 2019 was $361/tonne, a decrease of 15% compared to 2018. In 2019, the average price of TSP (CFR Brazil Spot) was $311/tonne, a decrease of 11% compared to 2018. The average price of SSP (CPT Brazil inland 18-20% P2O5 Spot) in 2019 was $224/tonne, a decrease of 6% compared to 2018, and the average price of sulphur in 2019 (bulk FOB Adnoc monthly contract) was $88/tonne, a decrease of 40% compared to 2018.

The phosphoric acid contract price (100% P2O5) signed between OCP (Morocco) and its Indian partners for the first quarter of 2020 was set at $590/tonne, a decrease of $35/tonne compared to the fourth quarter of 2019.

According to market observers, phosphate fertilizers market is expected to recover during the second quarter of 2020 onward, mainly due to demand recovery in the USA, following unfavorable weather in the spring of 2019, and in India due to favorable weather. However, price recovery is subject to the behavior of the major suppliers in the market and developments in China.

122  Israel Chemicals Limited

Trends affecting Innovative Ag Solutions segment

Innovative Ag Solutions segment is active in two main markets: agriculture and turf & ornamental markets. The specialty fertilizers business is characterized by higher efficiency resulting in higher prices and lower quantities compared to the traditional commodity fertilizers.

Traditional commodity producers continue to expand into the specialty fertilizers markets, offering specialized, higher value and price products. Consolidation is another global trend, characterized by mergers of large fertilizer suppliers as well as acquisition of small specialty fertilizer players by the large input players.

Specialty Agriculture markets

The specialty agriculture markets include all open field crops (rice, maize, potatoes etc.), orchards and greenhouses.

ICL's offering for the specialty agriculture sector includes three main product groups: (1) Soluble fertilizers, which includes water-soluble straights (such as MKP, MAP and PeKacid), and water‑soluble NPK; (2) controlled release fertilizers (CRF), and; (3) liquid NPKs.

Specialty agriculture markets are constantly growing, driven by the global population growth, lack of arable land and regulations. New regulations, both local and national, require limiting the amount of fertilizers applied, thus increasing the usage of efficient fertilizer applications. An example for such regulation can be found in limiting the nitrogen usage in China, and controlling the nitrogen leaching in some countries in Europe. demand growth is significant in China, India and Brazil while in Europe growth is more moderate. This growth was inhibited by the economic crisis in Turkey, however it has been gradually recovering since early 2019.

The competitive landscape in the soluble fertilizer market continues to develop, with commodity players, such as Eurochem, strengthening their position in the specialty markets with a full range offer of water soluble MAP, water soluble NPK and NOP. There is an increase of capacity of WSFNPK blending in China.

The CRF markets are growing across the globe, in China – which shows the highest growth alongside increased production capacity (mainly from Kingenta), as well as in the US, although the main capacity increase can be found in the lower quality CRF type (e.g. Pursell in Alabama). Trials show the economic and environmental benefits of the use of CRF but current low crop prices and also lower prices for commodity fertilizers slow down the growth as growers are hesitant to increase the input costs to secure their income.

Turf and Ornamental Horticulture

Turf and Landscape

The Turf and Landscape market is the market for professional turf (i.e. golf & sport fields) and the landscape & lawn service market.

Demand for specialty fertilizers in these markets in 2019 was characterized by an early Spring in Europe together with severe drought during the Summer of 2019. This limited the number of applications of granular fertilizers during the season in golf and sport fields. However, the drought drove demand for liquids & wetting agents. Usually after a drought demand for seeds increases due to the need to renovate the turf.

The Landscape market continued to grow in Europe due to the fact that more consumers use professional landscapers.

There is a trend of consolidation in the distribution channels in the Turf & Landscape market.

123  Israel Chemicals Limited

Ornamental Horticulture

The Ornamental Horticulture market includes container nursery growers, pot-plants and bedding plants. Global demand has moderately recovered in 2019 due to the improvement in global economy contributing to the housing and landscape market.

The drought in Europe in 2018 and 2019 improved demand for plants as consumers and public gardens are renewing their plants that suffered from the drought. In the US the ornamental market was stable and very competitive.

Towards the end of 2019, ICL innovative Ag Solution supplied its Agriform tablets, as part of a major government initiative in Mexico to promote sustainable agriculture practices and improve farmer economics in Mexico. Agriform tablets are ICL's innovative solution that delivers sufficient nutrition to feed the newly planted trees for up to 12 months, resulting in a decrease in labor and material costs.

Expected Expenses for Equity Compensation Plans

Based on the existing grants under the 2014 Equity Compensation Plan, the expected expense for the periods ended December 31, 2020, December 31, 2021 and December 31, 2022 is approximately $9.3 million, $4.9 million, and $1.1 million, respectively.

For a description of the 2014 Equity Compensation Plan and additional information about the grants made under the 2014 Equity Compensation Plan, see Note 20 to our Audited Financial Statements.

Adjustments to reported operating and net income (Non-GAAP financial measures)

We disclose in this Annual Report non-IFRS financial measures titled adjusted operating income and adjusted net income attributable to the Company’s shareholders. Our management uses adjusted operating income and adjusted net income attributable to the Company’s shareholders to facilitate operating performance comparisons from period to period.  We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table below, excluding the total tax impact of such adjustments and adjustments attributable to the non‑controlling interests.

You should not view adjusted operating income or adjusted net income attributable to the Company’s shareholders as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income and adjusted net income attributable to the Company’s shareholders may differ from those used by other companies. However, we believe adjusted operating income and adjusted net income attributable to the Company’s shareholders provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

124  Israel Chemicals Limited

The table below reconciles total adjusted operating income and total adjusted net income attributable to the shareholders of the Company, to the comparable IFRS measures:

For the Year Ended December 31,
2019	2018	2017
US$ millions
Operating income	756	1,519	629
Capital gain (1)	-	(841)	(54)
(Reversal of) impairment losses on fixed assets (2)	(10)	19	32
Provision for early retirement and dismissal of employees (3)	-	7	20
Provision (reversal) for legal proceedings (4)	7	31	25
Provision for prior periods waste removal and site closure costs (5)	7	18	-
Total adjustments to operating income	4	(766)	23
Adjusted operating income	760	753	652
Net income attributable to the shareholders of the Company	475	1,240	364
Total adjustments to operating income	4	(766)	23
Adjustments to finance expenses (6)	-	10	-
Total tax impact of the above operating income & finance expenses adjustments	-	(7)	(4)
Tax assessment and deferred tax adjustments (7)	-	-	6
Total adjusted net income - shareholders of the Company	479	477	389

(1)
Capital gain relating to sale of businesses and gain from consolidation and deconsolidation of businesses. In 2017, capital gain from IDE divestiture, capital gain from the deconsolidation of Allana Afar in Ethiopia and additional consideration received regarding earn-out of 2015 divestitures. In 2018, capital gain from the sale of the Fire Safety and Oil Additives (P2S5) businesses. See also – Note 8 to our Audited Financial Statements.

(2)
Impairment in value, write down of assets and reversal of impairment loss. In 2017, relating to impairment of an intangible asset in Spain, write-down of an investment in Namibia and impairment of assets in China and the Netherlands. In 2018, write-off of Rovita’s assets following its divestment and write-off of an intangible asset regarding a specific R&D project related to ICL’s phosphate-based products. In 2019, due to an agreement for the sale of assets, a partial reversal of impairment loss related to assets in Germany which was incurred in 2015. See also – Note 12 to our Audited Financial Statements.

(3)
Provision for early retirement and dismissal of employees in accordance with the Company’s comprehensive global efficiency plan in its production facilities throughout the group. In 2017, provisions relating to ICL Rotem’s facilities in Israel, and to subsidiaries in North America (Everris NA Inc.) and Europe (Everris International B.V and BK Giulini GmbH). In 2018, provision relating to the Company’s facility in the United Kingdom (ICL Boulby) due to the transition to sole production of Polysulphate®. See also – Note 17 to our Audited Financial Statements.

(4)
Provision for legal proceedings. In 2017, a provision following the judgement relating to a dispute with the National Company for Roads in Israel regarding damage caused to bridges by DSW, a provision following a decision of the European Commission concerning past grants received by a subsidiary in Spain, a provision relating to claims for damages related to the contamination of the water in certain wells at the Suria site in Spain, a provision in connection with prior periods in respect of royalties’ arbitration in Israel, reversal of the provision for retroactive electricity charges in connection with prior periods, and settlement of the dispute with Great Lakes (a subsidiary of Chemtura Corporation). In 2018, an increase of a provision in connection with prior periods in respect of royalties’ arbitration in Israel, partly offset by a VAT refund related to prior periods in Brazil (2002-2015). In 2019, an increase of the provision in connection with the finalization of the royalties’ arbitration in Israel relating to prior periods, partly offset by a decrease in the provision relating to legal claims in Spain.  See also – Note 19 to our Audited Financial Statements.

125  Israel Chemicals Limited

(5)
Provision for prior periods waste removal and site closure costs. An increase of the provision for the Sallent site closure costs as part of the restoration solution in 2018 and 2019, together with an increase of the provision for the removal of prior periods waste in bromine production facilities in Israel in 2019. See also – Note 19 to our Audited Financial Statements.

(6)
Interest and linkage expenses, mainly in connection with the royalties’ arbitration in Israel and tax assessments in Belgium relating to prior periods. In 2017, provision in light of a decision of the European Commission above and income following the resolution of the Appeals Court for Tax matters in Belgium. In 2018, increase of provision related to the royalties’ arbitration in Israel. See also – Note 16 and Note 19 to our Audited Financial Statements.

(7)
In 2017, tax provision as a result of an internal transaction in preparation of low synergy business divestitures (it should be noted that the capital gain from the divestment of the Fire Safety and Oil Additives (P2S5) businesses was adjusted in 2018) and tax income relating to the resolution of the Appeals Court for Tax matters in Belgium. See also – Note 8 and Note 16 to our Audited Financial Statements.

Results of Operations

We have presented below, a discussion of the period-to-period changes in the Company’s results of operations, and the primary drivers of these changes. This discussion is based in part on management’s best estimates of the impact of the main trends in its businesses.  The discussion is based on our consolidated financial statements and should be read together with our consolidated financial statements.

We have elected to omit discussion on the earliest of the three years covered by the consolidated financial statements presented. Refer to Item 5 - Operating and Financial Review and Prospects located in our Form 20-F for the fiscal year ended December 31, 2018, filed on February 27, 2019, for reference to discussion of the fiscal year ended December 31, 2017, the earliest of the three fiscal years presented.

126  Israel Chemicals Limited

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Set forth below are our results of operations for the years ended December 31, 2019 and 2018.

For the Years Ended December 31,		% Increase
2019	2018	(Decrease)
$ millions	$ millions
Sales	5,271	5,556	(5%)
Cost of sales	3,454	3,702	(7%)
Gross profit	1,817	1,854	(2%)
Selling, transport and marketing expenses	767	798	(4%)
General and administrative expenses	254	257	(1%)
Research and development expenses	50	55	(9%)
Other expenses	30	84	(64%)
Other income	(40)	(859)	(95%)
Operating income	756	1,519	(50%)
Finance expenses, net	129	158	(18%)
Share in earnings of equity-accounted investees	1	3	(67%)
Income before income taxes	628	1,364	(54%)
Provision for income taxes	147	129	14%
Net income	481	1,235	(61%)
Net income attributable to the shareholders of the Company	475	1,240	(62%)
Earnings per share attributable to the shareholders of the Company:
Basic earnings per share (in dollars)	0.37	0.97	(62%)
Diluted earnings per share (in dollars)	0.37	0.97	(62%)

127  Israel Chemicals Limited

Results of operations for the year 2019

Sales	Expenses	Operating income
$ millions
YTD 2018 figures	5,556	(4,037)	1,519
Total adjustments YTD 2018*	-	(766)	(766)
Adjusted YTD 2018 figures	5,556	(4,803)	753
Divested businesses	(50)	47	(3)
Adjusted YTD 2018 figures (excluding divested businesses)	5,506	(4,756)	750
Quantity	(293)	187	(106)
Price	171	-	171
Exchange rates	(113)	80	(33)
Raw materials	-	(4)	(4)
Energy	-	23	23
Transportation	-	(9)	(9)
Operating and other expenses	-	(32)	(32)
Adjusted YTD 2019 figures	5,271	(4,511)	760
Total adjustments YTD 2019*	-	(4)	(4)
YTD 2019 figures	5,271	(4,515)	756

* See "Adjustments to reported operating and net income (Non-GAAP)" above.

−
Sales – The Company's sales decreased by $285 million compared to 2018. The decrease derives mainly from lower sales volumes of potash, mainly due to weak market environment, lack of shipments to China due to the delay in the signing of new supply contracts and as a result of the one-month shutdown for the Dead Sea facilities upgrade. Sales volumes of bromine-based flame retardants also decreased as the antidumping petition against ICL's magnesium business in the U.S. (resolved in December 2019) resulted in lower magnesium production, impacting bromine production due to lower chlorine availability. Facility shutdown also impacted bromine production and its availability for the production of bromine compounds.

In addition, a decrease was recorded in sales volumes of phosphorus‑based flame retardants, phosphate fertilizers and phosphate specialties products, mainly dairy proteins and acids, partly offset by an increase in quantities sold of green phosphoric acid and bromine‑based industrial solutions (see 'quantity' above).

Additional negative impacts were related to exchange rate fluctuations (see 'exchange rate' above), mainly the appreciation of the average exchange rate of the shekel against the dollar, which increased operational costs and the devaluation of the average exchange rate of the euro against the dollar, which decreased revenues more than it contributed to operational cost‑saving. In addition, the divestiture of the Fire Safety, Oil Additives and Rovita businesses negatively impacted sales volumes (see 'Divested businesses' above).

The decrease was partly offset mainly by a $8 increase in the average realized price per tonne of potash compared to the corresponding period last year, an increase in the selling prices of phosphate specialties products (as part of the "value over volume" strategy) and specialty agriculture products, together with a positive price impact throughout most of the Industrial Products segment's business-lines (see 'price' above).

128  Israel Chemicals Limited

−
Cost of sales – The cost of sales decreased by $248 million compared to 2018. The decrease derives mainly from lower quantities sold of potash, phosphorus-based flame retardants, bromine-based flame retardants, phosphate fertilizers and phosphate specialties products (see ‘Quantity’ above), together with the effect of exchange rates fluctuations, mainly from the devaluation in the average exchange rates of the euro and the Chinese yuan against the dollar, which contributed to operational cost-saving (see ‘Exchange rate’ above). Additional savings is related to the decrease in electricity costs following the activation of the new power station in Sodom during the second half of 2018 (see 'Energy' above) and by lower consumed phosphate rock prices in China and lower consumed sulphur prices (see 'Raw Materials' above). In addition, the divestiture of the Fire Safety, Oil Additives and Rovita businesses contributed to the decrease in the cost of sales (see 'Divested businesses' above).

This decrease was partly offset by higher costs of acids acquired from external sources and an increase in the prices of various raw materials used for products of the Innovative Ag Solutions segment (see 'Raw Materials' above).

−
Selling and marketing –  Selling and marketing expenses decreased by $31 million compared to 2018. The decrease derives mainly from a decrease in the quantities sold (see 'Quantity' above), partly offset by an increase in marine transportation prices (see ‘Transportation’ above).

−
General and administrative – General and administrative expenses decreased by $3 million compared to 2018. The Company continued to decrease the low level of general and administrative expenses following the efficiency measures implemented in recent years.

−	Research and Development – Research and development expenses decreased by $5 million compared to 2018.

−
Other income, net – Other income, net, decreased by $765 million compared to 2018. The decrease derives mainly from capital gain recorded from the sale transaction of the Fire Safety and Oil Additives businesses in 2018 (see ‘Adjustments to reported operating and net income – Non-GAAP financial measures’ above).

Below is a geographical breakdown of our sales by customer location:

Year Ended December 31,
2019	2018
$ millions	$ millions
Europe	1,885	1,970
Asia	1,423	1,488
North America	910	978
South America	668	712
Rest of the world	385	408
Total	5,271	5,556

Europe – The decrease derives mainly from a decrease in the quantities sold of potash, specialty agriculture products, bromine-based flame retardants and phosphorus-based flame retardants, the negative impact of the devaluation in the average exchange rate of the euro against the dollar and the divestiture of the Fire Safety, Oil Additives (P2S5) and Rovita businesses. The decrease was partly offset by an increase in the quantities sold of clear brine fluids and green phosphoric acid.

Asia – The decrease derives mainly from a decrease in the quantities sold of potash and dairy proteins, a decrease in the selling prices and quantities of phosphate fertilizers sold, together with the negative impact of the devaluation in the average exchange rate of the Chinese yuan against the dollar. The decrease was partly offset by an increase in the quantities sold of elemental bromine, green phosphoric acid, specialty agriculture products and phosphate rock.

129  Israel Chemicals Limited

North America – The decrease derives mainly from a decrease in the selling prices and quantities of phosphate fertilizers sold, a decrease in the quantities of potash sold and the divestiture of the Fire Safety, Oil Additives (P2S5) and Rovita businesses. The decrease was partly offset by an increase in the selling prices of clear brine fluids and phosphate-based food additives.

South America – The decrease derives mainly from a decrease in the quantities sold of potash and acids, partly offset by an increase in the quantities sold of phosphate fertilizers and clear brine fluids.

Rest of the world – The decrease derives mainly from a decrease in the quantities sold of dairy proteins and specialty agriculture products, partly offset by increased sales of electricity surplus from the new power station in Sodom.

Financing expenses, net

The net financing expenses in 2019 amounted to $129 million, compared with $158 million last year – a decrease of $29 million.

The net financing expenses were impacted mainly by the following reasons:

A decrease of $68 million in expenses related to hedging transactions and short-term balance sheet revaluation results, since in 2019 the Company recorded an income, while in 2018 an expense was recorded. This trend derives mainly due to the appreciation of the shekel against the dollar this year, compared to the devaluation of the shekel against the dollar last year.

A decrease of $24 million, which derives mainly from interest expenses related to prior periods royalties' payment, together with bond issuance and bond buy‑back expenses, which were all recorded last year.

An increase of $15 million in interest expenses, mainly due to an increase in the average interest rate and interest expenses deriving from IFRS 16 implementation this year.

An increase of $44 million in exchange rate differences on employee benefits and lease liabilities (IFRS 16), mainly due to the appreciation of the shekel against the dollar this year, compared to the devaluation of the shekel against the dollar in the corresponding period last year.

Tax expenses

Tax expenses in the year ended December 31, 2019 and December 31, 2018 amounted to $147 million and $129 million, respectively, reflecting an effective tax rate of about 23% and 9%, respectively. The Company’s lower tax rate in the corresponding period last year derives mainly from an exempt income from the divestiture of businesses and the devaluation of the shekel against the dollar during the period. The effective tax rate in the year ended December 31, 2019 was negatively affected by the appreciation of the shekel against the dollar during the period.

130  Israel Chemicals Limited

Segment Information

Segment revenues, expenses and results include inter-segment transfers that are based on transaction prices in the ordinary course of business. This being aligned with the reports that are regularly reviewed by the Chief Operating Decision Maker. The inter-segment transfers are eliminated as part of financial statements consolidation.

Commencing 2019, the segment profit is measured based on the operating income after allocation of general and administrative expenses and without the allocation of certain expenses, as presented in the reports regularly reviewed by the Chief Operating Decision Maker. The comparative data has been restated accordingly.

Results of operations for the year 2019 – Industrial products segment

2019	2018
$ millions	$ millions
Total Sales	1,318	1,296
Sales to external customers	1,307	1,281
Sales to internal customers	11	15
Segment profit	338	300
Depreciation and Amortization	67	63
Capital Expenditures – Implementation of IFRS16	8	-
Capital Expenditures – Ongoing	66	50

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2019	2018
$ millions	$ millions
Europe	469	473
Asia	399	399
North America	351	347
South America	55	21
Rest of the world	33	41
Total	1,307	1,281

131  Israel Chemicals Limited

Sales	Expenses	Operating profit
$ millions
YTD 2018 figures	1,296	(996)	300
Quantity	(28)	18	(10)
Price	65	-	65
Exchange rates	(15)	9	(6)
Raw materials	-	(3)	(3)
Energy	-	1	1
Transportation	-	(3)	(3)
Operating and other expenses	-	(6)	(6)
YTD 2019 figures	1,318	(980)	338

-
Quantity – The negative impact on the segment’s operating profit was primarily related to a decrease in the quantities sold of phosphorus-based flame retardants, bromine-based flame retardants and phosphorus-based industrial solutions. This was partly offset by an increase in the quantities of bromine-based industrial solutions sold.

-
Price – The positive impact on the segment’s operating profit was primarily related to an increase in the selling prices of bromine-based industrial solutions, phosphorus-based flame retardants, bromine-based flame retardants and specialty minerals products.

-
Exchange rate – The unfavorable impact on the segment’s operating profit was primarily related to the devaluation in the average exchange rate of the euro against the dollar, which decreased the segment's revenue more than it contributed to operational cost-saving.

-
Operating and other expenses – The negative impact on the segment’s operating profit was primarily related to an income recorded in the corresponding period last year relating to changes in pension liabilities.

132  Israel Chemicals Limited

Results of operations for the year 2019 - Potash segment

2019	2018
$ millions	$ millions
Total sales	1,494	1,623
Potash sales to external customers	1,081	1,280
Potash sales to internal customers	100	79
Other and eliminations*	313	264
Gross profit	643	696
Segment profit	289	315
Depreciation and Amortization	149	141
Capital Expenditures – Implementation of IFRS16	95	-
Capital Expenditures – Ongoing	383	356
Average realized price (in $)**	286	278

* Mainly includes Polysulphate produced in UK, salt produced in underground mines in UK and Spain, magnesium-based products and sales of electricity produced in Israel.

** Potash average realized price (dollar per tonne) is calculated by dividing total potash revenue by total sales’ quantities. The difference between FOB price and average realized price is mainly marine transportation costs.

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2019	2018
$ millions	$ millions
Asia	469	518
Europe	357	396
South America	327	406
North America	93	107
Rest of the world	84	54
Total	1,330	1,481

133  Israel Chemicals Limited

Sales	Expenses	Operating profit
$ millions
YTD 2018 figures	1,623	(1,308)	315
Quantity	(174)	94	(80)
Price	63	-	63
Exchange rates	(18)	14	(4)
Energy	-	24	24
Transportation	-	(3)	(3)
Operating and other expenses	-	(26)	(26)
YTD 2019 figures	1,494	(1,205)	289

-
Quantity – The negative impact on the segment’s operating profit is mainly as a result of a shutdown for upgrade at ICL's Dead Sea facilities (of almost one month), together with lack of shipments to China, due to the delay in the signing of new supply contracts, as well as weak global demand. This decrease was partly offset by an increase in the quantities of Polysulphate® sold.

-
Price – The positive impact on the segment’s operating profit derives mainly from an increase in potash selling prices (an increase of $8 in the average potash realized price per tonne compared to the corresponding period last year).

-
Exchange rate – The unfavorable impact on the segment’s operating profit derives mainly from the devaluation in the average exchange rate of the euro against the dollar, which decreased revenue and the appreciation in the average exchange rate of the shekel against the dollar, which increased operational costs. This negative impact was partly offset by the devaluation in the average exchange rate of the euro and the British pound against the dollar, decreasing operational costs.

-
Energy – The positive impact on the segment’s operating profit derives mainly from a decrease in electricity costs due to the activation of the new power station in Sodom during the second half of 2018.

-
Operating and other expenses – The negative impact on the segment’s operating profit derives mainly from higher operating costs due to ICL's Dead Sea facilities upgrade, higher operating costs due to the activation of the new salt plant in Spain, higher depreciation costs and income from the sale of ICL Boulby’s EUA (European Union Emissions Allowance) surplus recorded last year. This negative impact was partly offset by lower labor costs and an income related to changes in pension liabilities.

134  Israel Chemicals Limited

Potash – Production and Sales

Thousands of Tonnes	2019	2018
Production	4,159	4,880
Total sales (including internal sales)	4,130	4,895
Closing inventory	414	385

-
Production – In 2019, potash production was 721 thousand tonnes lower than in 2018. This decrease was due to lower production at ICL’s Dead Sea facilities, the shift to Polysulphate® production at ICL Boulby in mid-2018 and lower production at ICL Iberia.

-	Sales – The quantity of potash sold in 2019 was 765 thousand tonnes lower than in 2018, primarily due to a decrease in potash sales to Brazil, China and India.

Results of operations for the year 2019 – Phosphate Solutions segment

2019	2018
$ millions	$ millions
Total Sales	1,980	2,099
Sales to external customers	1,901	2,001
Sales to internal customers	79	98
Segment profit	100	113
Depreciation and Amortization	177	172
Capital Expenditures – Implementation of IFRS16	113	-
Capital Expenditures – Ongoing	213	180

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2019	2018
$ millions	$ millions
Europe	698	696
Asia	437	465
North America	370	405
South America	263	264
Rest of the world	133	171
Total	1,901	2,001

135  Israel Chemicals Limited

Sales	Expenses	Operating profit
$ millions
YTD 2018 figures	2,099	(1,986)	113
Divested businesses	(16)	19	3
YTD 2018 figures (excluding divested businesses)	2,083	(1,967)	116
Quantity	(80)	67	(13)
Price	33	-	33
Exchange rates	(56)	36	(20)
Raw materials	-	4	4
Energy	-	(4)	(4)
Transportation	-	(1)	(1)
Operating and other expenses	-	(15)	(15)
YTD 2019 figures	1,980	(1,880)	100

-	Divested businesses – results of operations of the Rovita business, which was divested in the third quarter of 2018.

-
Quantity – The negative impact on the segment's operating profit derives mainly from a decrease in sales volumes of phosphate fertilizers and phosphate specialties products, mostly dairy proteins and acids, partly offset by an increase in the quantities of green phosphoric acid sold.

-	Price – The segment benefited from a positive price impact throughout most of the phosphate specialties products, partly offset by a decrease in the selling prices of phosphate commodities products.

-
Exchange rate – The unfavorable impact on the segment’s operating profit derives mainly from the devaluation in the average exchange rate of the euro and the Chinese yuan against the dollar, which decreased revenue more than it contributed to operational cost-saving.

-
Raw materials – The positive impact on the segment’s operating profit derives mainly from lower consumed phosphate rock prices in China and lower consumed sulphur prices, partly offset by higher costs of acids acquired from external sources.

-	Operating and other expenses – The negative impact on the segment’s operating profit derives mainly from higher operating costs in Israel and higher depreciation expenses.

136  Israel Chemicals Limited

Results of operations for the year 2019 – Innovative Ag Solutions segment

2019	2018
$ millions	$ millions
Total Sales	717	741
Sales to external customers	699	719
Sales to internal customers	18	22
Segment profit	21	29
Depreciation and Amortization	21	19
Capital Expenditures – Implementation of IFRS16	9	-
Capital Expenditures – Ongoing	21	15

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2019	2018
$ millions	$ millions
Europe	332	359
Asia	118	105
North America	95	97
South America	23	21
Rest of the world	131	137
Total	699	719

137  Israel Chemicals Limited

Sales	Expenses	Operating profit
$ millions
YTD 2018 figures	741	(712)	29
Quantity	(13)	10	(3)
Price	14	-	14
Exchange rates	(25)	22	(3)
Raw materials	-	(10)	(10)
Energy	-	1	1
Transportation	-	(2)	(2)
Operating and other expenses	-	(5)	(5)
YTD 2019 figures	717	(696)	21

-	Quantity – The negative impact on the segment's operating profit was primarily related to a decrease in sales volumes of specialty agriculture products, mostly chemicals and liquid NPK.

-	Price – The positive impact on the segment's operating profit was primarily related to an increase in the selling prices of chemicals and straight fertilizers.

-
Exchange rate – The unfavorable impact on the segment's operating profit was primarily related to the devaluation in the average exchange rate of the euro against the dollar, which decreased revenue more than it contributed to operational cost-saving.

-	Raw materials – The negative impact on the segment's operating profit was primarily related to a price increase in most of the segment's raw materials, mainly NPK fertilizers.

-	Operating and other expenses – The negative impact on the segment's operating profit was primarily related to higher operating costs.

138  Israel Chemicals Limited

B. LIQUIDITY AND CAPITAL RESOURCES

Overview

As at December 31, 2019, ICL had a balance of $191 million in cash, cash equivalents, short-term investments and deposits. As at December 31, 2019, the Company's net financial liabilities were $2,410 million, including $2,181 million of long‑term debt (excluding current maturities) and debentures, and $420 million of short‑term debt (including current maturities of long‑term debt).

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

In addition to its operating expenses and dividend distributions, in 2019 the Company continued several major capital expenditure projects, such as the salt harvesting project, raising the coastal dykes in the evaporation ponds, construction of a new pumping station (P-9) in the Northern Basin of the Dead Sea, consolidation of the potash production capacity in Spain (mine, logistics and port), expanding production capacity of White Phosphoric Acid as part of ICL's partnership in China (YPH), Clean Air Act related projects in Israel and investments related to the production capacity upgrade in ICL Dead Sea plants.

On July 4, 2019, the credit rating agency S&P ratified the Company’s international credit rating BBB- with a stable rating outlook. The credit rating agency S&P Ma’alot ratified the Company’s credit rating, ‘ilAA’ with a stable rating outlook.

On July 17, 2019, the credit rating company Fitch Ratings revised the Company's outlook to positive from stable, while reaffirming its long-term issuer default rating at BBB-. Fitch has also affirmed the senior unsecured rating of ICL's $184 million outstanding 4.5% senior unsecured notes due 2024 and $600 million 6.375% senior unsecured notes due 2038 at BBB-.

On January 2, 2020, the Company completed the issuance of series G unsecured debentures in Israel, in the amount of NIS 380 million. The principal of series G debentures shall be payable in thirteen consecutive but unequal annual payments, to be paid on December 30 of each of the years 2022 through 2034. The series G debentures carry an annual coupon of 2.4% paid in semiannual installments on June 30 and December 30 of each year, commencing June 30, 2020. The series G debentures have been rated "ilAA" by Standard & Poor's Maalot rating agency. The interest rate on the series G debentures will increase by 0.25% above the base interest rate for any rating level decrease starting at a rating of "ilA and reaching a maximum cumulative interest rate increase of 1% upon reaching a rating of "ilBBB". The interest rate on the series G debentures will also increase by 0.25%, beginning on the first business day following the publication of the Company’s financial reports indicating that the Company’s equity has fallen below $2,000 million (hereinafter, the Equity Threshold), until the earlier of (a) the full repayment of the unpaid balance of the series G debentures or (b) the date of publication of the Company’s financial reports indicating that the Company’s equity is at or above the Equity Threshold, provided that the total increase in the interest rate due to the provisions of this and the prior sentence shall not exceed 1.00% in the aggregate.

139  Israel Chemicals Limited

Sources and Uses of Cash

The following table sets forth our cash flows for the periods indicated:

Year Ended December 31,
2019	2018
$ millions	$ millions
Net cash provided by operating activities	992	620
Net cash provided by (used in) investing activities	(525)	331
Net cash used in financing activities	(490)	(894)

Operating Activities

Cash flows provided by operating activities are a significant source of liquidity for the Company. In 2019, the cash flows from operating activities amounted to $992 million, compared with $620 million last year. The cash flows provided by operating activities in 2019 was impacted mainly by the challenging market condition in the fourth quarter, leading to a decrease in the net working capital, alongside the Company's efforts to improve its net working capital position. Additional increases were driven by cash received from derivatives transactions being higher compared to cash paid out from losses in derivative transactions last year and relatively high payments of royalties last year, mainly as a result of the royalties' arbitration decision in Israel. This increase was partly offset by higher tax and interest payments compared to last year.

Investing Activities

Net cash used in investing activities in 2019 amounted to $525 million, compared with $331 million provided by investing activities last year. This decrease mainly derives mainly from the net proceeds received from the sale of the fire safety and oil additives businesses in the amount of $902 million last year. This decrease was partly offset by cash proceeds received from the sale of buildings in Israel and Germany, in the current year.

Financing Activities

Net cash used in financing activities in 2019 amounted to $490 million, compared with $894 million last year. This decrease is mainly as a result of lower repayments (net from receipt) of long-term and short-term loans.

As at December 31, 2019, the Company’s non‑current liabilities consisted of loans from financial institutions in the amount of $675 million and debentures in the amount of $1,506 million. For information about the currencies in which the Company's liabilities are denominated and their interest rates, see Note 14 to our Audited Financial Statements.

As at December 31, 2019, the Company had $870 million of unutilized long‑term credit lines.

140  Israel Chemicals Limited

A portion of ICL's loans bear variable interest rates based on the short‑term LIBOR rate for a period of one to twelve months, plus a margin as defined in each loan agreement. Therefore, the Company is exposed to changes in the cash flows arising from changes in these interest rates. Most of the loans and debentures issued by ICL bear fixed interest for the entire loan period. The Company hedges part of this exposure using financial instruments to fix the range of the interest rates, in order to conform the actual interest‑rate structure to the projections regarding the anticipated developments in the interest rates. As at December 31, 2019, the Company's LIBOR-based debt, net of derivatives, is $220 million. For more information, see “Item 3 ‑ Key Information— D. Risk Factors— Because some of the Company’s liabilities bear interest at variable rates, we are exposed to the risk of interest rate increases, including in connection with the end of LIBOR rate calculations in 2021”.

For a description of material financial covenants in the Company’s loan agreements and any potential risk relating to compliance with them, credit facilities, sale of receivables under securitization transaction and information on material loans and debentures outstanding as at December 31, 2019, see Note 14 to our Audited Financial Statements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The evaluation of accounting estimates used in the preparation of ICL’s financial statements requires management of the Company to make assumptions regarding laws interpretations which apply to the Company, circumstances and events involving considerable uncertainty. Management of the Company prepares the estimates based on past experience, various facts, external circumstances, and reasonable assumptions relating to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Note 2 to our Audited Financial Statements contains a table that sets forth our critical accounting policies, and includes information about assumptions made by ICL with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year.

Principal Capital Expenditures and Divestitures

ICL had cash capital expenditures of $576 million and $572 million for the years ended December 31, 2019 and 2018, respectively. These capital expenditures comprise of investments in fixed and intangible assets.

ICL’S principal capital expenditures over the last three years have consisted of work on the following main projects:

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

141  Israel Chemicals Limited

Raising the coastal dykes of the evaporation ponds at the Dead Sea. The objective of the project is to protect the hotels that are located on the Western coast of Pond 5 from flooding due to a rise in water levels in the evaporation pond, and until the salt harvesting project (see below) will commence its operations. The project is implemented by the Government and is partially financed (39.5%) by ICL.

Salt harvesting in the Dead Sea. A project aiming to keep a constant water level in Pond 5, through dredging the salt settlement in the pond and in the future transporting it for submergence in the Northern basin of the Dead Sea. ICL's share in the project's funding is 80% while the government's share is 20%, however, the government's share will not exceed NIS 1.4 billion.

Consolidation of production sites and expanding logistic capacities in Spain. The Company is in the process of consolidating the activities of ICL Iberia into one site by means of expanding the Suria production site (which includes a mine and a plant) and discontinuing the mining activities on the Sallent site. The project includes a capacity increase up to about 1.3 million tonne KCl /year through the upgrade of the surrounding logistics infrastructures, a tunnel to connect the mine to the surface plants by conveyor belts, as well as a new port loading bay facility at Barcelona.

Construction work with respect to a new power station at Sodom. During 2018 the Company completed the construction of a new cogeneration power station, which has the capacity to generate 230MW and 330 tonnes/hour of steam. In 2019, the new power station continued to positively impact ICL's operating results by reducing energy costs as well as decreasing ICL's carbon footprint.

In 2019, the main capital investments (CAPEX) included the consolidation of the potash production capacity in Spain (mine, logistics and port), the construction of the new pumping station (P-9) in the Northern basin of the Dead Sea, investments related to the production capacity upgrade in ICL Dead Sea plants, the salt harvesting project in the evaporation ponds in Sodom and raising the coastal dykes around the evaporation ponds, new production capacity of White Phosphoric Acid as part of ICL partnership in China (YPH) and Clean Air Act related projects in Israel.

In 2020 the Company's plan is to complete its production capacity expansion in Spain, to begin the salt harvesting in the Dead Sea, continue to develop its new pumping station (P-9) in Sodom, expand its downstream bromine products' capacity and continue to invest in Clean Air Act related projects in Israel.

The Company finances its capital expenditures from cash flows from operations and from credit facilities.

142  Israel Chemicals Limited

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and development

ICL’s R&D and Innovation (RD&I) activities are part of its global strategic plan and includes product, formulation and process developments. The activities include both internal research and collaborative research with universities, institutes and start-ups. ICL’s RD&I is aimed towards present and future market and customer needs in addition to identifying new uses for its core minerals and derivatives. Our core RD&I activities support each of our business segments, while the longer term strategic projects, digital platforms and technological solutions for farmers and agronomists are coordinated at the corporate level .ICL will drive collaborations with innovative technologies and its goal is to introduce and integrate new digital solutions for the agricultural world by utilizing, among other things, external knowledge and platforms.

Fields of RD&I include:

Crop nutrition:  nutrient use efficiency, biodegradable coatings; nutrient sensing; growth enhancers); nitrogen fixation.

Food Specialties: texture improvement, stabilization, salt reduction, shelf-life extension and alternative proteins.

Energy Solutions: energy storage; hydrogen carriers for fuel cells; lithium battery recycling.

Advanced Materials: flame retardants; paints & coatings additives; biocides.

Circular economy: waste to Product; recycling; efficiency improvement.

Industry 4.0:  IOT in manufacturing, safety and environment; machine learning and artificial intelligence for manufacturing optimization and product development.

Innovation- Agro Digital platform:

ICL is in the process of developing an open digital platform, integrating multiple precision-ag technologies (sensors, imagery and other) with partners data.

The platform is planned to be user friendly and customer centric. It will consolidate existing data, including from business partners and academic institutions, along with agronomic crowdsourcing.  ICL's knowhow and expertise is at the base of a robust AI engine that will drive real time agronomic decision making to increase crop yields and farmer's profitability, as well as traceability from farm to table.

By building this platform, we are also creating an agro-professionals community that will enable sharing of information & knowledge between all parties: growers and agro-professionals, dealers, retailers and food producers, in order to extract the most value from agriculture.

In order to accelerate our global development roadmap, subsequent to the Balance Sheet date we acquired Growers Holdings, Inc. (“Growers”), a US based software and data analytics company founded in 2011. The Growers solution will be a component of ICL's digital service offering, enhancing decision-making capabilities for farmers, agronomists and other agro-professionals by creating easily adaptable and executable data-driven recommendations.

143  Israel Chemicals Limited

Below are the main areas of the R&D activities by segments:

Industrial Products

•
New flame retardants for printed wire boards: Development of new phosphorus‑based solutions for PWB according to new emerging demands from the market, for example, Polyquel® P100. This is a polymeric halogen free flame-retardant active ester curing agent for epoxy laminates with superior performance which is in the market development stage.

•
Flame retardants for polyurethanes: development of new phosphorus‑based solutions and integrated phosphorus/bromine solutions as flame retardants for the polyurethane market (flexible and rigid foam). for example: the VeriQuel™ F series, new flexible halogen free active flame retardant for flexible polyurethane being launched to the market and VeriQuel™R100, new reactive phosphorus-based flame retardant for rigid insulation foams in building and construction markets.

•
Textiles & Adhesives: Continuing development & sales of TexFRons® series. Sustainable & durable flame-retardant products for textile & adhesives replacing former flame‑retardant products. The series include polymeric flame retardants that are "Oeko‑Tex®" certified that also allow ATO free FR solutions.

•	Energy storage: continued development of bromine‑based energy storage solutions for Br-Battery companies, using diverse compounds.

•	Biocides: continued development of new materials for water treatment and prevention of biofilm in industrial water cooling systems and pulp & paper plants.

•	Phosphorus‑based products: development of new phosphorus‑based solutions for hydraulic fluids.

•
Magnesia-based products: development of formulations in order to fulfil unmet needs in the markets such as replacing aluminum products in deodorants for example, CareMag D, which is already in the market with one Ieading international company and another in the process of being launched. This product won the bronze medal for innovation in the last In‑Cosmetics International conference, or zinc oxide replacement in several consumer products.

•	In 2019, key initiatives were started on the use of artificial intelligence for identifying new application for bromine and bromine derivatives.

•	Support of production: improving product quality, production cost, energy saving, recycling and waste treatment. Changing and improving processes while using the principles of green chemistry.

144  Israel Chemicals Limited

•	Trouble shooting and equipment maintenance cycle improvement using better construction materials preventing of accelerated corrosion, wear and tear, and equipment adaptation.

The total Industrial Products segment’s R&D expenses in 2019 were about $19 million.

Potash

•	Activities of efficiency and synergy measures in order to increase potash production and reducing cost per tonne at the potash and magnesium plants in Sodom.

•	Advancement of research regarding environmental protection, including development of methods for treating and reducing effluents.

•	Analysis of alternative methods for increasing the production capacity of carnallite at the evaporation ponds.

•
Implementation of the recommendations of the R&D department designed to clear bottlenecks, focused on the flotation and compaction areas, with the purpose of increasing the production capacity in ICL Iberia.

•	PotashpluS – optimization of the compaction process parameters, development at IFDC (International Fertilizer Development Center) and increasing production capacity.

•	Granular Polysulphate® – optimization of the process on two aspects: output and quality, as well as implementation of a new organic coating.

The total Potash segment's R&D expenses in 2019 were about $7 million.

Phosphate Solutions

•
The segment continues to check the adaptation of various potential types of phosphate rock for the production of phosphoric acid and its downstream products as part of an effort to utilize and increase existing phosphate reserves. In 2020, the Company will further analyze additional types of phosphate including: R&D, pilots, plant testing activities and other economic feasibility assessments.

•	Research regarding environmental protection, including development of methods for treating and reducing effluents.

•	Development of applications for water conservation and improving availability of the fertilizers around the root.

•	Development of a new PK fertilizer which is fully water soluble.

•
Continued diversification of product portfolio for meat substitutes. In this context, ICL is planning to expand its manufacturing capacity and R&D support capabilities for its ROVITARIS® alternative protein technology for the meat alternatives market. ROVITARIS® is a proprietary technology developed by ICL, that supports the production of allergen free plant-based food. Using ROVITARIS® technology, food manufacturers can create plant-based meat alternatives. In late 2019, ICL's Rovitaris® technology won the Food Ingredients Europe Innovation Award in the protein category. ICL is the first company to launch the fava bean technology as a new alternative protein solution in the meatless category.

145  Israel Chemicals Limited

•
The development of paint additives for enhancing scratch and abrasion resistance for application in UV cured paints in floor and kitchen panels is in progress as planned. First market introduction of product produced in an industrial scale is anticipated in 2020.

•	ICL’s Technical Applications Dairy Team developed a new generation of stabilizers based on complex phosphate blends. Initial commercial launches are expected for the second half of 2020.

The total Phosphate Solutions segment's R&D expenses in 2019 were about $11 million.

Innovative Ag Solutions

The IAS segment will promote innovation and development of new products and services.

Main R&D targets:

•	Improvement of product portfolio with new product formulations; Mainly tailored formulations to customer demand.

•	Development of improved production options for HiPeaK.

•	Development of controlled‑release NPK fertilizers with a quicker fully degradable coating.

•	Development of applications for water conservation and improving availability of the fertilizers around the root.

•	Initiation and development of new technologies to increase nutrient use efficiency.

The total Innovative Ag Solutions segment’s R&D expenses in 2019 were about $10 million.

Intellectual property

The Company believes that its intellectual property is crucial for protecting and developing its business activities. ICL has about 800 granted patents in various countries.

146  Israel Chemicals Limited

ICL also has over 3,000 registered trademarks worldwide, including inter-alia:

•	Fyrol® - a brand name for a range of phosphorus-containing flame retardants targeting flexible and rigid polyurethane foam applications.

•	Joha® - a global trademark for dairy specialties, which specializes in emulsifying salts for processed cheese.

•	Merquel® - a line of inorganic brominated salts which can be used to control mercury emissions from coal power plants.

•	Osmocote® - a leading brand in the area of controlled released fertilizers which uses innovative technologies and is used globally by container nursery stocks, pot- plant growers and more.

•	Peters® - a brand of water soluble fertilizers, specifically designed for bedding-, pot- and container nursery plants.

•	Tari® - a brand in the meat industry as well as in the artisan business which focuses on the production and processing of meat products with functional additives, spices and flavors.

•	Brifisol® - a global brand in the meat and seafood industries, which concentrates in improving texture by adding cryoprotectant for frozen food products such as meat, shrimp, fish filets and more.

•	Rovitaris® - a brand name for plant-based meat alternatives that are virtually indistinguishable from their traditional meat counterparts.

We do not believe that the loss of any single or group of related patents or trademarks would have a material effect on our operations or our financial results.

  D. TREND INFORMATION

Trend information is included throughout the other sections of “Item 5 - Operating and Financial Review and Prospects— A. Operating Results”. In addition, the fluctuations in the operating results may continue in the upcoming quarters. Specific material drivers of these trends are identified in the discussion above with respect to the years ended December 31, 2019 and 2018. Seasonality of our business is included in “Item 4 - Information on the Company— B. Business Overview”.

  E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2019, we had no material off-balance sheet arrangements, other than the amounts reported as purchase obligations in “Item 5 – Operating and Financial Reviews and Prospects— F. Contractual Obligations” and the amounts described in Note 14H (2) to our Audited Financial Statements.

147  Israel Chemicals Limited

F. CONTRACTUAL OBLIGATIONS

The following table presents information related to our contractual obligations, including estimated interest payments, as of December 31, 2019.

As at December 31, 2019
Total amount (2)	12 months or less	1-2 years	3-5 years	More than 5 years
$ millions	$ millions	$ millions	$ millions	$ millions

Credit from banks and others (not including current maturities)	361	361	-	-	-
Trade payables	712	712	-	-	-
Other payables	128	128	-	-	-
Lease obligations	301	49	56	58	138
Purchase obligations(1)	2,538	410	405	571	1,152
Employee Benefits	604	29	90	139	346
Long-term debt and debentures	2,890	108	589	1,043	1,150
Total	7,534	1,797	1,140	1,811	2,786

(1)
Excluding purchase obligations in the ordinary course of business within the next 12 months. The main amounts of the "More than 5 years" column relate to the natural gas supply agreements. For further information see Note 19A (7) to our Audited Financial Statements.

(2)	The amounts presented, including long-term items, are presented in nominal values (and include estimated interest, so that they differ from their carrying amount).

As at December 31, 2019
Total amount	12 months or less	1-2 years	3-5 Years	More than 5 years
$ millions	$ millions	$ millions	$ millions	$ millions

Financial liabilities – derivative instruments utilized for economic hedging
Foreign currency and interest derivative instruments	11	5	-	-	6
Derivative instruments on energy and marine transport	3	3	-	-	-
	14	8	-	-	6

  G.   SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, or the statutory safe harbors, shall apply to forward‑looking information provided pursuant to ”Item 5 - Operating and Financial Review and Prospects—F. Contractual obligations” above. For our cautionary statement on the forward-looking statements in this Annual Report, see ”Special Note Regarding Forward-Looking Statements”.

148  Israel Chemicals Limited

Item 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND OFFICERS

The following table lists the names and ages of our directors as at the publication date of this Annual Report. The mailing address of our directors is c/o Israel Chemicals Ltd., 23 Aranha Street, Millennium Tower, Tel Aviv, 6120201, Israel.

Name	Age	Commencement date as director
Yoav Doppelt(1)	51	December 2018 and as Chairman of the Board since July 2019
Aviad Kaufman	49	March 2014
Avisar Paz	63	April 2001
Lior Reitblatt	62	November 2017
Nadav Kaplan	74	August 2018
Ovadia Eli	75	August 2011
Reem Aminoach	59	March 2017
Ruth Ralbag	59	January 2018
Sagi Kabla	43	February 2016
Tzipi Ozer Armon(2)	54	January 2020

(1)
On June 30, 2019, Mr. Johanan Locker ceased serving as the Company's Executive Chairman of the Board. On July 1, 2019, Mr. Yoav Doppelt entered into office as the Company's Executive Chairman of the Board. For further details about Mr. Doppelt, see below.

(2)
On January 16, 2020, the Board of Directors appointed Ms. Tzipi Ozer Armon as a director of the Company, until the next annual general meeting of shareholders. For further details about Ms. Ozer Armon, see below.

Dr. Nadav Kaplan and Ms. Ruth Ralbag are “external directors” pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”).

Mr. Lior Reitblatt and Ms. Tzipi Ozer Armon are "independent directors" pursuant to the Companies Law.

Mses. Ruth Ralbag and Tzipi Ozer Armon, Messrs. Nadav Kaplan, Reem Aminoach and Lior Reitblatt are independent directors under the rules applicable to U.S. companies listed on the NYSE. Messrs. Yoav Doppelt, Avisar Paz, Aviad Kaufman, Sagi Kabla and Ovadia Eli are not considered independent directors under such rules by virtue of the positions they hold with our controlling shareholder or in the Company; these directors are also not considered independent directors under Israeli law due to their relationship with our controlling shareholder or with the Company.

For further details see “Item 6 - Directors, Senior Management and Employees — C. Board Practices — External Directors”.

149  Israel Chemicals Limited

Yoav Doppelt. Mr. Doppelt, CEO of Israel Corp. Ltd. Previously served as CEO of Kenon Holdings Ltd., a global company (NYSE: KEN), and Executive Chairman of IC Power Ltd., a power generation company, from March 2014 to September 2017. Prior thereto, Mr. Doppelt was the founder and CEO of the Ofer Group’s private equity fund where he was involved in numerous investments in the private equity and technology sectors. He served as the Chief Executive Officer of XT Investments (formerly known as XT Capital and Ofer Hi-Tech) since 2001. Mr. Doppelt has actively led several public offerings of equity and debt offerings in the US and Europe, and he has extensive operational and global business experience with growth companies. Mr. Doppelt also serves as Chairman of OPC Energy Ltd. (TASE: OPC) as well as a director of Zim Integrated Shipping Services Ltd. Mr. Doppelt holds a BA in Economics and Management from the Technion – Israel Institute of Technology, and an MBA from Haifa University.

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

Avisar Paz. Mr. Paz currently serves as the Chairman of the Board of Directors of O.P.C. Energy Ltd. and as director of several subsidiaries of Israel Corporation. Previously, Mr. Paz served as the Chief Executive Officer of Israel Corporation and beforehand as the Chief Financial Officer of Israel Corporation. Mr. Paz received a B.A. in Economics and Accounting from Tel-Aviv University and is a certified public accountant in Israel (CPA).

Lior Reitblatt. Mr. Reitblatt served as CEO and Chairman of the Board of Super-Pharm (Israel) Ltd. Mr. Reitblatt has also previously served, among other things, as Chairman of the Board of Life Style Ltd. and member of the board of Office Depot Israel Ltd. Mr. Reitblatt is a certified public accountant, and holds a BA in Accounting and Economics from Tel Aviv University and an MBA from the University of California, Berkeley.

Nadav Kaplan. Dr. Kaplan is the chairman of the board of ORAN Safety Glass, since 2008. Dr. Kaplan served as chairman of the board in 11 industrial companies and was also a board member of four Israeli public companies. Dr. Kaplan held the military rank of Colonel (res.), served as a combat navigator in regular and reserve service (1964-1997). Prior to his retirement (1986), Dr. Kaplan was the head of the Planning Division of IAF. Dr. Kaplan holds a BA in Economics and Business Administration from Bar Ilan University, a Master of Science in Management from Massachusetts Institute of Technology (M.I.T) and Ph.D from Haifa University in Memory Studies.

Ovadia Eli. Mr. Eli is Chairman of the Board of Oil Refineries Ltd. Mr. Eli served as Chairman of the Board of the Israel Airports Authority, Israel Military Industry (I.M.I), Shmanim Besisyim Haifa Ltd. and I.C.P.I. Mr. Eli was a member of the Boards of Directors of Salt Industries Israel Ltd., Shaarei Ribit Ltd., Zim Integrated Shipping Services Ltd. and OPC Rotem Ltd. Mr. Eli holds a BA in educational counseling and bible studies from Haifa University and is a graduate of the Lifshitz Teachers College in Jerusalem.

150  Israel Chemicals Limited

Reem Aminoach. Mr. Aminoach currently serves as director at Israel Aerospace Industries. Until recently, Mr. Aminoach served as the founding partner of the accounting firm Shtainmetz Aminoach & Co. In his military service, Mr. Aminoach, Brigadier general, served as a member of the General Staff Forum of the IDF, Head of Budgets at the Ministry of Defense, financial advisor to the IDF Chief of Staff and Head of the IDF Budget Division. Previously, Mr. Aminoach served as director at Ofer Investments Ltd. and as director and Chairman of the Audit Committee at Zim Ltd., of the Israel Corporation group. Mr. Aminoach also served as a member of the Board of Governors of Hadassah Medical Center. Mr. Aminoach is a certified public accountant, and holds a BA in Accounting and Economics, Tel-Aviv University (academic honors, Dean's honor list) and MBA in business administration, Tel-Aviv University.

Ruth Ralbag. Ms. Ralbag has served as CFO of the Shaare Zedek Medical Center in Jerusalem since 2011, and previously served as Deputy Director of Medical Finance at the Tel Aviv Sourasky (Ichilov) Medical Center (2009-2011), Head of the Hospital Administration and Deputy Director General of Planning, Budget and Pricing at the Ministry of Health (2004-2009), VP and Head of Commercial and Retail Banking Division at FIBI (2001-2003). Ms. Ralbag also served, among other things, as Acting Chairperson of the Board of FIBI Mortgages Ltd. for a period of 4 years, Acting Chairperson of the Board of Atzmaut Mortgage Bank Ltd. for a period of 4 years, a Director at Sarel Ltd., a Director at ARAM Provident Fund and as an external director at Hachsharat HaYishuv Insurance Ltd. Ms. Ralbag presently serves, among other things, as an external director at Halman Aldubi Investment House Ltd. and Golf & Co. Group Ltd. Ms. Ralbag holds a BA in economics and business administration and an MBA in public policy, both from the Hebrew University of Jerusalem.

Sagi Kabla. Mr. Kabla is the Chief Financial Officer of Israel Corporation since December 2015. Mr. Kabla serves as director in Bazan Group and previously served as Senior Executive of Business Development, Strategy and IR in Israel Corporation. Prior to joining Israel Corp. Mr. Kabla held various management roles in KPMG Corporate Finance and M&A. Mr. Kabla holds an MBA (Finance) from COMAS, B.A. in Economics and Accounting from Bar-Ilan University and is qualified as a certified public accountant (Israel).

Tzipi Ozer-Armon. Ms. Ozer-Armon is the CEO of Lumenis Ltd. Before joining Lumenis, Ms. Ozer-Armon headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. and served as Senior Vice President of Sales and Marketing at SanDisk. Previously, Ms. Ozer Armon also served as VP & General Manager at MSystems. In addition to ICL, Ms. Ozer-Armon is a director at Itamar Medical Ltd., Rambam MedTech, Israel’s National Technological Innovation Authority’s Commission and Tel Aviv University. Ms. Ozer-Armon holds a BA magna cum laude in Economics and an MBA majoring in Finance and Marketing from Tel Aviv University and she is an AMP graduate of the Harvard Business School.

151  Israel Chemicals Limited

The following table lists the names, ages and positions of our Executive Officers (who are not directors) as at the publication date of this Annual Report. The address for sending notices is c/o Israel Chemicals Ltd., 23 Aranha Street, Millenium Tower, Tel Aviv, 6120201, Israel.

Name	Age	Position
Raviv Zoller	56	President & Chief Executive Officer
Amir Meshulam(1)	43	Senior Vice President, Global Internal Auditor
Anantha N. Desikan(2)	52	Executive Vice President, ICL Innovation and Technology Officer
Anat Tal-Ktalav	51	President, ICL Industrial Products Division
Eli Amon(3)	54	Executive Vice President, ICL Innovative Ag Solutions Division
Ido Lilian(4)	55	Executive Vice President, ICL Global CAPEX
Ilana Fahima	54	Executive Vice President, Global Human Resources
Kobi Altman	51	Chief Financial Officer
Lilach Geva-Harel	43	Executive Vice President, Global General Counsel
Miri Mishor	56	Senior Vice President, Global Information Technology
Nitzan Moshe(5)	52	Executive Vice President, ICL Global Operations
Noam Goldstein	59	President, ICL Potash Division
Ofer Lifshitz	61	President, ICL Phosphate Solutions Division

(1)	See C. Board Practices – Internal Auditor.

(2)	As of November 1, 2019, Mr. Anantha Desikan, EVP, Chief Innovation and Technology Officer, is considered an executive officer of the Company.

(3)
On November 1, 2019, Mr. Eli Glazer ceased serving as President of Innovative Ag Solutions Division. For further details about Mr. Glazer's compensation terms, see B. Compensation. On November 1, 2019, Mr. Eli Amon entered into office as EVP, ICL Innovative Ag Solutions Division and is considered an executive officer of the Company.

(4)	As of November 1, 2019, Mr. Ido Lilian, EVP, ICL Global CAPEX, is considered an executive officer of the Company.

(5)
On November 1, 2019, Mr. Charles Weidhas ceased serving as the Company's Chief Operating Officer. For further details about Mr. Weidhas' compensation terms, see B. Compensation. On November 1, 2019, Mr. Nitzan Moshe entered into office as the Company's EVP Global Operations and is considered an executive officer of the Company.

Raviv Zoller. Mr. Zoller has served as ICL's President & CEO since May 14, 2018. Prior to joining ICL, from 2008, Mr. Zoller served as the CEO of I.D.I. Insurance Company Ltd. (“Bituach Yashir”), which is listed on the TASE. In 1999, Mr. Zoller founded Ness Technologies Inc., which began trading on NASDAQ in 2004 and served as its President and CEO until 2007. Mr. Zoller voluntarily served until October 2019 as chairman of the Ethiopian National Project (ENP), a non-profit organization, since 2012. Mr. Zoller holds a B.A. degree in Economics and Accounting from Tel Aviv University, and is a qualified certified public accountant.

152  Israel Chemicals Limited

Anantha N. Desikan. Dr. Anantha Desikan was appointed Chief Innovation & Technology Officer of ICL in November 2018 and was promoted to EVP as of November 1, 2019. Dr. Desikan joined ICL in 2007 and prior to this role has served in senior commercial and technology management roles including Senior Vice President of ICL Industrial Products’ Flame Retardants business (2014-2018), President, ICL-IP America (2013-2015) and VP Global Phosphorous R&D (2007-2013). Prior to joining ICL in 2007, Dr. Desikan held technology management roles at Supresta and Akzo Nobel. Mr. Desikan holds a Ph.D and M.S in Chemical Engineering from Clarkson University, Potsdam, New York, and a B.S. in Chemical Engineering from Coimbatore Institute of Technology, Madras University, India.

Anat Tal-Ktalav. Mrs. Anat Tal-Ktalav serves as president of ICL´s Industrial Products Division since August 2018. Mrs. Tal-Ktalav joined ICL in 1995 and served in various leading positions in the Industrial Products business segment, including Marketing Director of Flame Retardants, Vice President for Industrial Solutions (Bromine and Compounds Business Line), Deputy to the President of ICL Industrial products, and until recently, as the Executive Vice President of ICL Industrial Products. Mrs. Tal-Ktalav holds a degree in chemical engineering from Ben Gurion University.

Eli Amon. Mr. Amon serves as EVP, ICL Innovative Ag Solutions Division since February 2017.  Mr. Amon joined ICL in 1994 and served in various leadership positions including Executive Vice President for sales Marketing & Logistics ICL Fertilizers, Vice President for Sales ICL Fertilizers , and Vice President Bulk Logistics ICL Fertilizers. Mr. Amon holds a B.A. in Economics & Business, and Master for Business (MBA) both from Ben Gurion University.

Ido Lilian. Mr. Lilian serves as EVP, ICL CAPEX. since January 2020. Mr. Lilian joined ICL in 1990 and served in various senior leadership positions in the Industrial Products business segment including, Engineering Director, Procurement Director, VP magnesia Division, VP Supply Chain, VP operation, and until recently, Executive Vice President ICL Global Procurement. Mr. Lilian holds a B.Sc. degree in Chemical Engineering and a M.Sc. degree in Industrial Management, both from Ben Gurion University.

Ilana Fahima. Ms. Ilana Fahima serves as EVP, Global Human Resources, since November 2018. Prior to joining ICL, Ms. Fahima served as Vice President HR for Global Quality and Head of Israel HR at Teva Pharmaceutical Industries Ltd. Before joining Teva, she held several positions at Maccabi Health Services, among them Regional HR Director and Regional Service Manager. Ms. Fahima holds a BA in Social Work and an MBA in Health Care Management, both from Ben Gurion University.

Kobi Altman. Mr. Altman serves as ICL CFO since 2015. Mr. Altman previously held several senior positions at Teva Pharmaceutical Industries Ltd. (2006-2015). Mr. Altman is a Certified Public Accountant in Israel and holds a BA in Accounting and Economics from Bar Ilan University and an MA in Economics from Bar Ilan University.

Lilach Geva-Harel. Mrs. Geva-Harel serves as EVP, ICL's Global General Counsel since February 1, 2019. Prior to joining ICL, from 2009, Mrs. Geva-Harel served as Senior Deputy to CEO and Head of Investments House's Headquarters of Psagot Investment House Ltd., as well as the general legal counsel. Mrs. Geva-Harel was previously a Partner in the Merger & Acquisitions Department at Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co Law Offices (GKH). Mrs. Geva-Harel holds an LLB and an LLM from Bar Ilan University and is a member of the Israel Bar.

Miri Mishor. Mrs. Mishor serves as SVP, ICL Information Technology since 2014. Mrs. Mishor joined ICL in 1986 and served in various positions, including CIO of ICL Industrial Products and Vice President Information Systems of ICL Fertilizers. Mrs. Mishor holds a B.Sc. degree in Mathematics and Computer Science and a M.Sc. degree in Industrial Management from Ben Gurion University.

153  Israel Chemicals Limited

Nitzan Moshe. Mr. Moshe was appointed Executive Vice President, ICL Operations in October 2019. From 2014 to the present, Nitzan has served as Senior Vice President, Operations of ICL Industrial Products. Prior to that, Mr. Moshe held a number of senior positions at Rotem Amfert Negev, Ltd., including VP of its Acids & Fertilizers Division, Head of Procurement and Contracts, and Manager of Rotem’s Sulfuric Acid Plant. Nitzan holds a MBA and BSc in Chemical Engineering from Ben Gurion University, Israel.

Noam Goldstein. Mr. Noam Goldstein serves as President of ICL´s Potash Division since August 2018. Mr. Goldstein joined ICL in 1986 and served in various positions in the Potash business Division, including Vice President of Business Development, CFO in Europe, Vice President of Infrastructure, Senior Vice President Operations at ICL Dead Sea, and until recently, Executive Vice President Potash and Magnesium.  Mr. Goldstein also serves as chair of the environmental committee and as a board member at Israel´s Manufacturing Association. Mr. Goldstein holds a B.A. in Economics and Business Administration from the Hebrew University of Jerusalem and a M.A. in Economics from Ben Gurion University. Mr. Goldstein is also a graduate of the Heschel Sustainability Leadership Fellowship Program.

Ofer Lifshitz. Mr. Lifshitz serves as President of ICL´s Phosphate Solutions Division since August 2018. Mr. Lifshitz joined ICL in 1996 and served in various senior leadership positions including Executive Vice President of ICL Industrial Products,  Senior Vice President of Global Processes and as the company’s Integration Manager, Executive Vice President for Special Projects, and until recently, President of ICL Essential Minerals Division. Mr. Lifshitz holds a B.A in Economics and a M.A in Industrial Management, both from Ben Gurion University.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were elected.

154  Israel Chemicals Limited

B. COMPENSATION

Directors Compensation: Under the Israeli Companies Law, the compensation of directors generally requires the approval of the HR & Compensation Committee, the Board of Directors and the shareholders, in that order.  The approval of the HR & Compensation Committee and the Board of Directors must be in accordance with the Company’s compensation policy. In special circumstances, the HR & Compensation Committee and Board of Directors may approve a compensation arrangement that is inconsistent with the Company’s compensation policy, provided that they have considered the same considerations and matters required for the approval of a compensation policy in accordance with the Companies Law, and the approval of the Company’s shareholders is by the Special Majority for Compensation, as described in ”Item 7 - Major Shareholders and Related (and Interested) Party Transactions – B. Related (and Interested) Party Transactions – Approval of Directors and Officer Compensation”.

Generally, shareholder approval is not required for director compensation payable in cash up (annual and participation fees) to the maximum amounts set forth in regulations promulgated under the Companies Law governing the compensation of external directors (the “Compensation Regulations”). The Compensation Regulations set minimum and maximum amounts of cash compensation (an annual fee and participation fees), depending on the amount of the company’s shareholders’ equity, or alternatively cash and/or equity compensation may be paid at a certain ratio to the compensation paid to other directors who are not controlling shareholders or employed thereby and who are not employed by the Company (collectively, "Other Directors"), referred to as ‘relative cash compensation’.

Directors who are officers or directors of Israel Corp. (excluding our Executive Chairman of the Board, Mr. Yoav Doppelt who has a separate compensation arrangement, as detailed below), do not receive cash compensation for their services as directors. Instead, such fees are included in the annual management fees we pay to Israel Corp. pursuant to our agreement with it. The management fees paid to Israel Corp. effective as of January 1, 2018, following the approval of the general meeting of shareholders from April 24, 2018, include, among other things, all compensation components, in equity (or the economic benefit thereof) and in cash, for the services of Company directors who are officer holders of Israel Corp., excluding Mr. Doppelt.

According to approval of our shareholders at the 2015 Annual General Meeting held on December 23, 2015, we pay our non-executive directors (including external directors within the meaning of the Companies Law), who serve from time to time, relative cash compensation in accordance with the Compensation Regulations, consisting of an annual fee in the amount of NIS 365,000 (approximately $105,000) and per meeting attendance fees in an amount equal to the minimum per meeting fee payable to external directors of companies of ICL’s shareholder’s equity pursuant to the Compensation Regulations, as adjusted from time to time, currently NIS 2,390 (equivalent to approximately $700) per meeting for directors who do not meet the qualifications of an expert director and NIS 3,180 (equivalent to approximately $920) per meeting for directors who meet the qualifications of an expert director in accordance with the Compensation Regulations. For details regarding equity-based compensation we pay to our non-executive directors on an annual basis, see the Equity-Based (LTI) Grants to Board Members table and accompanies notes below.

Effective as of January 9, 2021, the compensation of our external directors and all other non-executive directors that are entitled to compensation for their service in such capacity, will be reduced to the fixed annual and per meeting compensation amounts payable to expert directors under the Compensation Regulations.

155  Israel Chemicals Limited

The Company also covers and/or reimburses its directors for expenses (including travel expenses) incurred in connection with meetings of the Board of Directors and its committees or performing other services for the Company in their capacity as directors, in accordance with the Company's Compensation Policy and to the Compensation Regulations. Our Board Members are also entitled to the Company's insurance, indemnification and exemption arrangements for office holders.  For additional information, see “Item 6 - Directors, Senior Management and Employees— C. Board Practices – Insurance and Indemnification”.

Executive Chairman of the Board's Compensation: Mr. Yoav Doppelt entered into office as our Executive Chairman of the Board, on July 1, 2019, replacing Mr. Johanan Locker. For information regarding Mr. Locker's compensation in 2019 and regarding his termination terms, see below. Mr. Doppelt's compensation terms as our Executive Chairman of the Board were approved by HR & Compensation Committee and Board of Directors on April 15, 2019 and by our shareholders at the Extraordinary General Meeting held on May 29, 2019.  Mr. Doppelt's compensation terms are in effect for 3 years following his entry into office. For further details regarding Mr. Doppelt's compensation terms, please see the Company's Proxy Statement dated April 18, 2019 (Reference Number: 2019-02-035718).

Other than the agreement with Mr. Doppelt in his capacity as Executive Chairman of the Board, described above, and the acceleration of equity awards upon termination of director service under certain circumstances, we do not have any written agreements with any current director providing for benefits upon the termination of such director’s relationship with us.

156  Israel Chemicals Limited

Equity (LTI) Grants to Board Members:(1)

Grant for Year	Offerrees	Grant Date	Type of Equity(2)	Dates of Organs' Approvals	Grant Value (ILS)	Grant Amount	Expiration Date & Vesting Schedule
2019	Each of our directors who serve from time to time (excluding the Chairman of the Board & office holders of Israel Corp.)	1.1.2019	Restricted Shares	HR & Comp. Committee & Board – 19.6.18 Shareholders (Annual GM) – 20.8.18	310,000	14,623	Vesting: 3 equal tranches, upon 12, 24 and 36 months from the Grant Date
2019	Mr. Yoav Doppelt, Executive Chairman of the Board	1.7.2019	Options	HR & Comp. Committee & Board – 15.4.19 Shareholders (Extraordinary GM) – 29.5.19	3 million	2,168,675	Expiration Date: 30.6.2024 Vesting: one-half of the Options vesting upon the lapse of 24 months from Grant Date and one-half upon the lapse of 36 months from the Grant Date

Grant of Restricted Shares to each of our directors who serve from time to time (excluding the Chairman of the Board & Office Holders of IC) for 2020, in a value per grant of NIS S310,000 (approximately $105,000), was approved by our HR & Compensation Committee and Board of Directors on November 3, 2019 and March 4, 2020, respectively, and is subject to the approval of our shareholders at the 2020 Annual General Meeting that is expected to be held on April 23, 2020. The terms of this grant will be identical to the terms of the previous grants to our board members, with the same vesting schedule of three equal trenches over a period of 3 years. The number of Restricted Shares that will be allocated to each applicable director will be determined according to the closing price of the Ordinary Shares on the TASE on the trading day immediately preceding the date of the 2020 Annual General Meeting.

(1)	The Equity awards are made pursuant to the Company’s Equity Compensation Plan (2014), as amended in June 2016.

(2)	The shares are subject to restriction pursuant to Section 15C of the Securities Law.

* For further information regarding the fair value of the restricted shares and vesting conditions thereof, see Note 20 to our Audited Financial Statements.

Senior Management Compensation

The aggregate compensation amount incurred to all of the members of our senior management (Global Executive Committee – GEC) as of December 31, 2019, was approximately $15 million for the year 2019. This amount includes an annual provision for pension or other retirement benefits for our senior management of approximately $1 million.

157  Israel Chemicals Limited

The following table and accompanying notes describe the compensation incurred for the year 2019 with respect to the five highest earning senior officers of ICL for such period.

	Details of the Recipient		Payments for services
Name	Position	Scope of position	Base Salary(1)	Compensation(2)	Bonus (STI)(3)	Equity based compensation (LTI)(4)	Total
	US$ thousands
Raviv Zoller(5)	President & Chief Executive Officer	100%	683	978	723	1,545	3,246
Johanan Locker(6)	Former Executive Chairman of the Board of Directors	90%	359(7)	574	652(8)	576	1,802
Charles Weidhas(9)	Former Chief Operating Officer	100%	384	867(10)	454(11)	302	1,623
Eli Glazer(12)	Former President of IAS Division	100%	353	546(13)	573(14)	450	1,569
Kobi Altman(15)	Chief Financial Officer	100%	395	498	381	621	1,500

158  Israel Chemicals Limited

(1)	The annual base salary for the officers in the above table was calculated according to their actual term of office in the Company in 2019.

(2)
The salary items (compensation) column set out in the above table includes all of the following components: base salary, customary social benefits, customary social and related provisions, company car, relocation expenses, rent and indemnification for tax payments in case of relocation, payments during advance notice period pursuant to the terms of employment agreements, inasmuch as relevant, and reimbursement of telephone expenses. The compensation is in accordance with the Company's Compensation Policy.

(3)	The bonuses to officer holders for 2019, including the top-five earners in 2019, were approved by our HR & Compensation Committee and Board of Directors on February 11 and 12, 2020, respectively.

(4)	The expense or income for the share-based payment component was calculated according to IFRS.

(5)
Mr. Zoller’s terms of employment, as approved by our authorized organs, include: (a) annual base salary of NIS2.4 million (approximately $690,000), indexed to the Israeli Consumer Price Index (CPI). Mr. Zoller's annual base salary as of December 31, 2019 is NIS 2.4 million (approximately $683,000); (b) annual cash bonus in accordance with ICL’s bonus plan and Compensation Policy. Mr. Zoller’s Target Bonus as per his employment agreement is NIS 2.5 million (approximately $720,000), with the maximum annual bonus that can amount to NIS 3.75 million (approximately $1.1 million). For details regarding Mr. Zoller's annual bonus in 2019, see the Annual Bonus Component section below; (c) an annual equity compensation entitlement at the amount of NIS 4.0 million (approximately $1.16 million). Pursuant to the approval of our HR & Compensation Committee, our Board of Directors and of our general meeting of shareholders from April 15, 2019 and June 27, 2019, respectively, Mr. Zoller's terms of service and employment were amended so as to allow an LTI grant of NIS 4.8 million (approximately $1.33 million) per vesting annum, or any other amount, as may be decided by the authorized organs, beginning in 2019. For details regarding Mr. Zoller's equity compensation grants, see to the description set forth in the table and respective notes below; (d) Mr. Zoller will be entitled to an advance notice period of 12 months in case of termination by the Company (not for cause) and will be required to give the Company a 6 months advance notice in case he resigns. During such advance notice period Mr. Zoller may be required to continue working for ICL, and therefore Mr. Zoller would continue to be entitled to all of his compensation terms, excluding an annual bonus in respect of the advanced notice period and excluding an equity grant, to the extent granted during such advance notice period; (e) in addition, in case of termination of office, Mr. Zoller will be entitled to an additional severances equal to his last his last base salary multiplied by the number of years that he served as ICL’s President & CEO; (f) Mr. Zoller is entitled to all other cash and non-cash benefits payable to our senior executives pursuant to our policies in effect from time to time, including but not limited to, pension, study fund, disability insurance, company car, gross up, etc., as well as the exemption, insurance and indemnification arrangements applying to the Company’s office holders.

(6)
Mr. Johanan Locker served as director in the Company as of April 20, 2016, and as Executive Chairman of our Board of Directors (at a scope of no less than 90% of a full-time position) as of August 15, 2016. Mr. Locker ceased serving as our Executive Chairman of the Board on June 30, 2019.

159  Israel Chemicals Limited

Mr. Locker’s compensation terms, as approved by the Company's authorized organs, included: (1) annual base salary of NIS 1.92 million (approximately $555,000). Mr. Locker's base salary in 2019 remained unchanged; (2) annual cash bonus according to ICL’s bonus plan and compensation policy with a target bonus of NIS 1.9 million (approximately $550,000); (3) annual equity compensation entitlement at the amount of NIS 1.8 million (approximately $520,000). For details regarding Mr. Locker's equity compensation, see the description set forth in the table and respective notes below. For further details regarding Mr. Locker's compensation terms, please see the Company's Proxy Statement dated July 24, 2016 (Reference Number: 2016-02-089341).

On June 26, 2019, our HR & Compensation Committee and Board of Directors, respectively, approved Mr. Locker's termination terms which were in accordance with his employment agreement and as follows: (1) subsequent to the end of Mr. Locker's tenure as Chairman of the Board, Mr. Locker is entitled to exploit an accrued vacation period, between July 1, 2019 and September 25, 2019, which will follow by a 12 months advanced notice period. During the course of these two periods, the Company will continue to pay Mr. Locker his compensation terms pursuant to his engagement agreement; (2) entitlement to an annual bonus will continue to be subject to the discretion of the Company's authorized organs, to Mr. Locker's engagement agreement and to the Company's compensation policy; (3) Mr. Locker's unvested LTI will continue to vest until the lapse of the advance notice period.

(7)
Mr. Locker' base salary presented above represents the period of Mr. Locker's service in 2019, excluding the advance notice period starting September 26, 2019, for which a provision was already previously booked.

(8)
Mr. Locker's bonus presented above, includes: (1) an annual bonus for 2019 in its entirety, in an amount of NIS 1.8 million (approximately $515,000). For details regarding Mr. Locker's annual bonus for 2019, see the “Annual Bonus Component” section below; (2) a special bonus in an amount of in an amount equals to three monthly salaries, or NIS 480,000 (approximately $140,000), as approved by the HR & Compensation Committee and Board of Directors on February 4 and 5, 2019, and by our shareholders at the general meeting held on May 29, 2019.

(9)	Mr. Charles Weidhas served as Chief Operating Officer Chief Operating Officer from July 1, 2016 until October 31, 2019. Mr. Weidhas official employment termination date was January 31, 2020.

Mr. Weidhas’ compensation terms included: (1) entitlement for an advanced notice period and adjustment period of 6 months each; (2) entitlement to life insurance and health insurance for himself and his family; (3) entitlement to reimbursement of his rent; (4) Monthly base salary of $31,990, paid in NIS; (5) entitlement to maintain the net amount in respect of all payments made to him as would be obtained in the United States (tax equalization), as long as he resides in Israel; (6) entitlement for additional severance pay equal to his last salary multiplied by the number of his years of employment with ICL in Israel (in addition to the amount provided regularly for pension fund and severance pay); (7) other certain relocation benefits; (8) other cash and non-cash benefits payable to our senior executives pursuant to our policies in effect from time to time.

160  Israel Chemicals Limited

On July 28, 2019 and 30, 2019, our HR & Compensation Committee and Board of Directors, respectively, approved Mr. Weidhas employment termination terms which were in accordance with his employment agreement and as follows: (1) entitlement to 6 months advance notice period, beginning July 1, 2019, during which Mr. Weidhas will continue to receive all of his compensation terms, including annual bonus; (2) entitlement to 6 months adjustment period, including all of his compensation terms, including annual bonus; (3) additional severance pay equal to his last salary multiplied by 6.3, being the number of his years of his employment with ICL in Israel; (4) LTI acceleration per the decision of the HR & Compensation Committee and Board of Directors, of all unvested equity grants that were granted to Mr. Weidhas prior to 2019; (5) other certain relocation benefits, including flights and household shipments back to the US, continued tax equalization, etc. The termination of employment occurred on January 31, 2020, and all remaining consideration was settled.

(10)
The "Compensation" amount presented in the table includes the following: (1) Mr. Weidhas' base salary in 2019; (2) 6 months adjustment period (including all ancillary compensation terms); (3) the remainder of the additional severance pay in accordance with Mr. Weidhas' employment agreement; (4) tax equalization and (5) other relocation benefits as well as cash and non-cash benefits payable to our senior executives.

(11)
Mr. Weidhas bonus presented above, includes: (1) the annual bonus for 2019 in its entirety, in an amount of NIS 1,141 thousand (approximately $330 thousand), and prorated amount for the annual bonus for 2020 in the amount of NIS 536 thousand. For details regarding Mr. Weidhas' annual bonus for 2019, see the “Annual Bonus Component” section below; (2) a special bonus in an amount of NIS 230 thousand (approximately $67 thousand), as approved by the HR & Compensation Committee and Board of Directors, for his significant contribution to the Company during 2019, including his efforts and dedication, including during his replacement process, in leading and seeing through certain projects that were not typically under his scope; and (3) a deduction in an amount of NIS 340,000  (approximately $100,000) that Mr. Weidhas returned to the Company's during 2019 pursuant to the settlement agreement reached by the Company and the applicant concerning the application for certification of a derivative action relating to bonuses paid to Company officers, including Mr. Weidhas, for 2014-2015. For additional information regarding the settlement agreement, see “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information – Derivative Actions”.

(12)
Mr. Eli Glazer served as President of ICL Specialty Solutions Division and thereafter as President of the Innovative Agro Solutions Division since February 1, 2017. Following a three months advance notice period, Mr. Glazer's formal termination of employment is expected to occur on March 31, 2020.

Mr. Eli Glazer’ compensation terms and agreement were in accordance with German law and included: (1) Annual Base salary of €315,000; (2) entitlement for an advanced notice period of 3 months; (3) entitlement to regular provisions for pension and severance, as customary in Germany, his place of employment and residence. It is noted, that in 2017 a settling of accounts was finalized with Mr. Glazer regarding rounding-off of the severance fund he was entitled to.

161  Israel Chemicals Limited

On November 3 and 6, 2019 and thereafter on December 16 and 19, 2019, the HR & Compensation Committee and Board of Directors, respectively, discussed and approved Mr. Glazer's termination terms, which were in accordance with his employment agreement and as customary in Germany, his place of employment and residence, and as follows: (1) 3 months advance notice period, beginning December 31, 2019, during which Mr. Glazer will continue to receive all of his compensation terms, including annual bonus; (2) termination grant in an amount equal to 6 monthly base salaries, in accordance with customary termination arrangements pursuant to German law and practices thereat; (3) LTI acceleration pursuant to 'Rule 75', to the extent such eligibility was included in the terms of the applicable grant, and in accordance with the specific terms of each grant. For additional information regarding the terms of Mr. Glazer's LTI grants and rights thereof, including acceleration, see the LTI table and accompanying notes below.

(13)
The "Compensation" amount presented in the table includes the following: (1) Mr. Glazer's base salary in 2019; (2) termination grant in an amount equal to 6 monthly base salaries, in accordance with customary termination arrangements pursuant to German law and practices thereat.

(14)
Mr. Glazer's bonus presented above, includes: (1) the annual bonus for 2019 in its entirety, in an amount of NIS 1.1 million (approximately $309,000), and a prorated amount for the annual bonus for 2020, in the amount of NIS 299,000 (approximately $87,000). For details regarding Mr. Glazer' annual bonus for 2019, see the “Annual Bonus” section below; (2) a special bonus in an amount of NIS €157,000 (approximately $176,000), as approved by the HR & Compensation Committee and Board of Directors, for his significant contribution and outstanding achievement in the sale of that certain Company's property in Germany.

(15)
Mr. Altman’s employment agreement provides that: (2) Mr. Altman’s base salary will be updated twice a year according to the rise in the Consumer Price Index in the months that passed since such previous update. Mr. Altman’s monthly base salary, as of December 31, 2019, is approximately NIS 117,800 (approximately $34,000); (2) the employment agreement is for an unlimited period and may be terminated by either party at any time by advance written notice; (3) entitlement to an advance notice period of 6 months; (4) entitlement to all benefits customary in the Company, such as regular provisions for pension and severance, disability fund, company car, etc.

162  Israel Chemicals Limited

The following table specifies the long terms incentive (LTI or equity compensation) details of each of the top-five earners among ICL’s senior officers, with respect to all equity compensation plans that were granted in 2019, and for which the company had recognized an expense for 2019. The allocations to the top-five earners among ICL’s senior officers were made in the framework of annual compensation plans for Company executives and senior employees, under which restricted shares and non-transferable options were allocated for no consideration.

Year of grant	Approval dates	Offeree	Grant date	Quantity of options	Quantity of restricted shares	NIS exercise price (subject to adjustments)	Quantity of outstanding options as at February 26, 2020	Weighted economic value of each options (1)	Fair value of restricted shares	Exercise price of options	Share price	Quantity of options expired as at February 26, 2020	Notes
								On date of grant (NIS)		as at February 26, 2020 (NIS)
2019(2)	Comp Com & BoD – April 15, 2019. General meeting respecting Mr. Zoller – June 27, 2019	Raviv Zoller	June 27, 2019	3,512,195	0	18.72	3,512,195	4.1	18.72	18.11	13.14	0	Exercise price of the options is 37.8% higher respecting Mr. Zoller and 42% higher respecting all others, than the share price on February 26, 2020; hence the options are “underwater"
		Charles Weidhas(3)	April 15, 2019	1,123,944	0	19.21	0	4.26	19.35	NA	13.14	1,123,944

		Johanan Locker	NA
		Eli Glazer(4)	April 15, 2019	1,123,944	0	19.21	1,123,944	4.26	19.35	18.67	13.14	0
		Kobi Altman(5)	April 15, 2019	1,123,944	0	19.21	1,123,944	4.26	19.35	18.67	13.14	0

163  Israel Chemicals Limited

(1)	The economic value of the options is determined according to the Black & Scholes model (except with respect to 2014, where it was determined according to the binomial model).

(2)
Concurrently with the launch of the Company's New Compensation Plan in April 15, 2019, our HR & Compensation Committee and Board of Directors further resolved to amend the Company's internal long-term incentive plan for the next three years, inter alia, in such way that: (1) only ICL's top management forum (including the President & CEO and the Executive Chairman of the Board) will be entitled to long term incentive (LTI) awards in the form of equity; (2) the LTI awards will be granted once every three years, with a grant value that will reflect a triennial grant; (3) the entire LTI award will be granted in Options (instead of half Options and half Restricted Shares, as in prior years); (4) vesting of the Options will be amended to two equal tranches, with one-half of the Options vesting upon the lapse of 24 months from Grant Date and one-half upon the lapse of 36 months from the Grant Date (as opposed to three equal annual tranches, with one-third of the Options vesting upon the lapse of 12 months from the Grant Date, one-third upon the lapse of 24 months from the Grant Date, and one-third at the end of 36 months from the Grant Date).

(3)
Per the decision of the HR & Compensation Committee and Board of Directors, all unvested LTI grants that were granted to Mr. Weidhas prior to 2019 were fully accelerated upon termination of employment and the expense was recorded accordingly. The 2019-2021 LTI grant of Mr. Weidhas was cancelled in its entirety upon termination of employment.

(4)
Mr. Eli Glazer is subject to “Rule 75”, provided in the Company’s equity plan, as amended in June 2016, which provides full or partial acceleration to unvested options and\or restricted shares, in accordance with the terms of the specific grants, in the event that upon termination of such holder's employment, the age plus his years of service with the Company equal or exceed 75. According to the terms of the plans, Mr. Glazer unvested options and\or restricted shares in all plans which contain this rule granted prior to 2019, will fully accelerate at the date of his official termination (March 31, 2020). With respect to the triennial equity grant for 2019-2021, granted in 2019, Mr. Glazer was entitled to acceleration of 1/3 of the unvested options in case employer-employee relations ends during the first year from the grant date, therefore, upon termination of employer-employee relations on March 31, 2020, 1/3 of the granted options will vest. Such accelerated options, pursuant to Rule 75, may be exercised into shares within 12 months following termination of employer-employee relations. The amount specified in the Equity Compensation (LTI) column in the table above pertaining Mr. Glazer, reflects the expenses recorded by the Company in 2019, based on generally excepted accounting principles. In April 2015, subsequently to his assumption of office, Mr. Altman was granted a special equity bonus of 59,391 restricted shares as a signing bonus, with a value that at that time equaled to ILS 1,600 thousand. This grant fully vested in April 2018.

(5)
In April 2015, subsequently to his assumption of office, Mr. Altman was granted a special equity bonus of 59,391 restricted shares as a signing bonus, with a value that at that time equaled to NIS 1,600. This grant fully vested in April 2018.

For further details regarding the equity compensation plans specified in the table above, including the vesting and expiration dates of the options and\or restricted shares in each plan, see Note 20 to our Audited Financial Statements.

164  Israel Chemicals Limited

The Annual Bonus Component

Pursuant to our new compensation policy, as approved by our shareholders at the 2019 annual general meeting held on June 27, 2019 (the “Company’s Compensation Policy”), a formula was established for the calculation of the annual bonus to our CEO and Chairman of the Board. With respect to our other officer holders, the Company's Compensation Policy provides that the annual bonuses may be calculated by measurable financial metrics and/or measurable non-financial metrics, as pre-determined by our HR & Compensation Committee and Board of Directors, and/or a qualitative evaluation.

On February 11 and 12, 2020, our HR & Compensation Committee and Board of Directors, respectively, approved the annual bonuses to our office holders for 2019, including the top-five earners in 2019 among ICL’s senior officers, in accordance with the Company’s Compensation Policy.

CEO STI Formula: According to the Compensation Policy, the Target short term incentive plan (“STI”) for the CEO represents the conceptual payout amount for 100% performance level (i.e. achieving 100% of all targets) in a given year.  The Target STI for the CEO shall not exceed 120% of the CEO' annual base salary. 80% of the CEO's STI target will be measured against performance level of annual measurable financial and measurable non-financial goals set forth by the HR & Compensation Committee and the Board of Directors at the beginning of each fiscal year, as detailed in the Compensation Policy. Out of the 80% STI target, at least 60% of STI target will be measured against financial goals that will be included in the annual budget. The other 20% (or less) of STI target will be measured against other measurable non-financial goals. The achievement level of each goal, whether measurable financial goal or measurable non-financial goal, will be measured independently of other goals, according to the rating scale set forth in the Compensation Policy, and then translated to payout factors. If either ICL adjusted operating income and/or adjusted net income actual performance will not meet the threshold performance level (60% of budget), there will be no payout for the 80% of STI that is measured against measurable financial and measurable non-financial goals.

The remaining 20% of the CEO's STI target will be measured based on a qualitative evaluation by the HR & compensation committee and the Board of Directors after receiving a recommendation of the Executive Chairman of the Board. The maximum payout for this component cannot exceed the higher of 3 three base monthly salaries or 25% of total actual STI payout.

The maximum STI payout for the CEO pursuant to the Compensation Policy cannot exceed, for any given year, the lower of 130% of the CEO's target STI for such year or $1.5 million. Mr. Zoller's actual target STI, as determined in his employment agreement is NIS 2.5 million (approximately $720,000).

Raviv Zoller STI for 2019: Mr. Zoller's annual STI for 2019 was calculated in accordance with the CEO STI formula described above. The total STI conceptual payout for Mr. Zoller in 2019 was above 100%.

As per the approval of the HR & Compensation Committee and the board of directors', the actual STI payout was set to reflect 100% combined performance, to NIS 2.5 million.

Chairman of the Board STI Formula: According to the Company's Compensation Policy, the target STI for the Chairman of the Board (CoB) represents the conceptual payout amount for 100% performance level (i.e. achieving 100% of all targets) in a given year. The target STI for the CoB shall not exceed 120% of the CoB annual base salary. To the extent an Executive Chairman of the Board does not receive an annual base salary or management fee, the target STI for the CoB shall not exceed $630,000. 50% of the CoB's STI target will be measured against the performance level of ICL's adjusted net income and 50% of the CoB's STI target will be measured against the performance level of ICL's adjusted operating income. These goals will be taken from ICL budget for the relevant fiscal year.

165  Israel Chemicals Limited

Former CoB, Johanan Locker STI for 2019: Mr. Locker's annual target bonus according to his compensation terms is NIS 1.9 million (approximately $550,000). The STI payout for Mr. Locker for 2019, resulting from the implementation of the CoB STI formula, is NIS 1.774 million (approximately $515,000). As per the decision of the HR & Compensation Committee and Board of Directors, Mr. Locker’s annual bonus for 2019 is paid in its entirety, including the advance notice period.

Charles Weidhas STI for 2019: Mr. Weidhas' STI payout for 2019 was NIS 1.1 million (approximately $330,000) and reflects a combined performance of 86% with respect to all of his formula components. This payout was determined based on ICL’s adjusted net income and operating Income against budget (30% weight), other measurable financial and non-financials goals against budget (40% weight) and a qualitative evaluation of Mr. Weidhas' performance during 2019 (30% weight).

Eli Glazer STI for 2019: Mr. Glazer's STI payout for 2019 was NIS 1.0 million (approximately $310,000) and reflects a combined performance of 89%. This payout was determined based on ICL’s adjusted net income and operating income against budget (30% weight), other measurable financial and non-financials goals against budget (40% weight) and a qualitative evaluation of Mr. Glazer's performance during 2019 (30% weight).

Kobi Altman STI for 2019: Mr. Altman's STI payout for 2019 was NIS 1.3 million (approximately $380,000) and reflects a combined performance of 93%. This payout was determined based on ICL’s adjusted net income and operating income against budget (30% weight), Other Measurable financial and non-financials goals against budget (40% weight) and a qualitative evaluation of Mr. Altman' performance during 2019 (30% weight).

166  Israel Chemicals Limited

C. BOARD PRACTICES

Board of Directors

According to our Articles of Association, we must have no less than seven and no more than twenty directors in our Board of Directors. Our directors are normally elected by our shareholders at our annual meeting. Our Board of Directors is also authorized to appoint directors in order to fill vacancies or for any other reason. Each of our directors, other than our external directors, serves from the date of election or appointment until our next annual meeting of the shareholders. According to our Articles of Association, a majority of the members of our Board must be both citizens and residents of Israel. The approval of at least a majority of the voting rights represented at a shareholders’ meeting and voting on the matter is generally required to remove any of our directors from office (other than external directors as detailed below).

As of the date of this Annual Report, our Board of Directors consists of ten directors. In the event of equal votes of our Board of Directors, our Chairman of the Board has the right to cast the deciding vote. Mr. Lior Reitblatt and Ms. Tzipi Ozer Armon are independent directors, as defined in the Companies Law. Board members Mses. Ruth Ralbag and Tzipi Ozer Armon, Messrs. Nadav Kaplan, Reem Aminoach and Lior Reitblatt are independent directors under the rules applicable to U.S. companies listed on the NYSE. Board members Messrs. Yoav Doppelt, Avisar Paz, Aviad Kaufman, Sagi Kabla and Ovadia Eli are not considered independent directors by virtue of the positions they hold with our controlling shareholder's group or with the Company. Dr. Nadav Kaplan and Ms. Ruth Ralbag are “external directors” according to the Companies Law. We do not have service agreements with our current directors, excluding our Executive Chairman of the Board, Mr. Yoav Doppelt.

On June 30, 2019, Mr. Johanan Locker ceased serving as the Company's Executive Chairman of the Board. On July 1, 2019, Mr. Yoav Doppelt entered into office as the Company's Executive Chairman of the Board.

External Directors

As a public Israeli company, we are required by the Israeli Companies Law to have at least two external directors who meet certain independence criteria to ensure that they are not related to the Company or to our controlling shareholder. The definition of an “external director” or "independent director" under the Companies Law and the definition of an “independent director” under the NYSE rules are very similar, and thus that we would generally expect a director who qualifies as one to also qualify as the other. However, since the definitions provided in Israeli law and U.S. law are not identical, it is possible for a director to qualify as one but not necessarily as the other.

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

Under the Companies Law, external directors must be elected at a shareholders’ meeting by a simple majority of the votes cast, provided that either of the following conditions is met: (i) such majority includes a majority of the votes cast by non‑controlling shareholders and shareholders who do not have a personal interest in the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder), excluding abstentions, or (ii) the votes cast by non-controlling shareholders and shareholders who do not have a personal interest in the election opposing the election did not exceed 2% of our aggregate voting rights. Generally, external directors may serve for up to three terms of three years each, and our Audit and Accounting Committee and Board of Directors may nominate external directors for an additional three-year term under certain circumstances for election by the shareholders by the same majority required for election of an external director as described above. Even if an external director is not nominated by our Board of Directors for reelection for a second or third term, shareholders holding at least 1% of our voting rights have the right to nominate the external director for reelection (provided the external director is not an "affiliated of competing shareholder", or a relative of such a shareholder at the time of the appointment, and is not "affiliated" with such a shareholder at the time of the appointment or within the two years preceding the date of appointment, as such terms are defined in the Companies Law). In such circumstances, the reelection of the external director requires the approval of our controlling shareholder if it is approved by a majority of the votes cast by non‑controlling shareholders and shareholders who do not have a personal interest in the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder and excluding abstentions) and the votes cast by such shareholders approving the election exceed 2% of our aggregate voting rights. The term of office of an external director may be terminated prior to expiration only by a shareholder vote, by the same threshold required for election, or by a court, but in each case only if the external director ceases to meet the statutory qualifications for election or if the external director breaches his duty of trust to us.

167  Israel Chemicals Limited

Under the Companies Law, all external directors must be members of the Company’s Audit Committee and Compensation Committee, as further detailed below.

As of the date of this Annual Report, we have two external directors: Ms. Ruth Ralbag, whose first three-year term commenced on January 10, 2018 and Dr. Nadav Kaplan, whose first three-year term commenced on August 20, 2018.

Financial Experts

Our Board of Directors has resolved that at least three of its members must have financial and accounting expertise, as this term is defined in Regulations promulgated under the Companies Law. Our Board of Directors has further determined, based on qualification statements delivered to the Company, that eight out of our ten serving directors meet the said expertise requirements.

In addition, our Board of Directors has determined that all members of our Audit and Accounting Committee are financially literate for purposes of meeting the NYSE rules and that Ms. Ralbag and Messrs. Kaplan and Reitblatt are qualified to serve as “Audit Committee Financial Experts” as defined by SEC rules.

Alternate Directors

Our Articles of Association, consistent with Israeli law, provide that any director may appoint another person who is not a director (or, in the case of an alternate director for a member of a committee of the Board of Directors, another director, provided the alternate director does not serve as a member of such committee) to serve as his alternate director, subject to the approval of the Board of Directors. The term of an alternate director can be terminated at any time by the appointing director or the Board of Directors and automatically terminates upon the termination of the term of the appointing director. The Companies Law stipulates that an external director may not appoint an alternate director except under very limited circumstances. An alternate director has the same rights and responsibilities as a director, except for the right to appoint an alternate director. No alternate director was appointed during the reported period.

168  Israel Chemicals Limited

Our Board Committees

Our Board of Directors has established the following Committees, which operate in accordance with written charters or procedures that set forth, among other things, such committee’s structure, manner of operations, qualification and membership requirements, responsibilities and authorities, etc.

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

As of the date of this Annual Report, our Audit and Accounting Committee consists of three directors, composed of our two external directors: Ms. Ruth Ralbag (Chairman), Dr. Nadav Kapla, and one independent director: Mr. Lior Reitblatt. In addition to meeting the requirements of Israeli law, our Audit and Accounting Committee also complies with the requirements applicable to U.S. companies that are listed on the NYSE and with SEC rules. All members of our Audit and Accounting Committee are also independent directors as this term is defined in SEC rules and the NYSE listing requirements. Our Board of Directors has determined that all the members of the Audit and Accounting Committee are financially literate as provided in the NYSE rules and that Ms. Ralbag and Messrs. Kaplan and Reitblatt are qualified to serve as “audit committee financial experts” as defined by SEC rules.

Human Resources and Compensation Committee

Under the Companies Law, the Board of Directors of a public company must establish a Compensation Committee. The Compensation Committee must consist of at least three directors who meet certain independence criteria and include all of the Company’s external directors, who are required to constitute a majority of its members. The Chairman of the Compensation Committee must be an external director. The members of the Compensation Committee are remunerated for their service in accordance with the regulations governing the compensation of external directors. The responsibilities of a Compensation Committee under the Companies Law include: recommending to the Board of Directors a policy governing the compensation of company officers and directors based on specified criteria, recommending to the Board of Directors, from time to time, updates to such compensation policy and reviewing its implementation; deciding whether to approve transactions respecting the terms of office and employment of officers and directors which require approval by the compensation committee, including exemption from approval by the General Meeting, in accordance with the provisions of the Companies Law.

169  Israel Chemicals Limited

Our HR &Compensation Committee also oversees the Company's bonus and equity plans, evaluation of top management and employees, succession planning and so forth.

Our HR & Compensation Committee consists of three directors, composed of our two external directors: Dr. Nadav Kaplan (Chairman), Ms. Ruth Ralbag and one independent director: Mr. Lior Reitblatt. All members of our HR & Compensation Committee are also independent directors as this term is defined in the NYSE listing requirements and SEC rules.

Environment, Safety and Public Affairs Committee

Our Environment, Safety and Public Affairs Committee is not a statutory committee, and is designed to assist our Board of Directors in fulfilling its responsibilities respecting oversight of our environment, and safety policies and programs, our community outreach programs and public relations and advocacy. Our Environment, Safety and Public Affairs Committee is not authorized to exercise any power of our Board of Directors and has advisory authority only. It consists of four directors: Mr. Reem Aminoach (Chairman), Dr. Nadav Kaplan, Mr. Ovadia Eli and Mr. Sagi Kabla.

Operations Committee

Our Operations Committee is not a statutory committee, and is designed to assist our Board of Directors in fulfilling its responsibilities with respect to business operations and strategy implementation, including reviewing M&A transactions and research and development strategy. Our Operations Committee is not authorized to exercise any power of our Board of Directors and has advisory authority only. The committee consists of six directors: Mr. Yoav Doppelt (Chairman), Mr. Avisar Paz, Mr. Sagi Kabla, Mr. Ovadia Eli, Mr. Reem Aminoach and Mr. Lior Reitblatt.

Financing Committee

Our Financing Committee is not a statutory committee, and its purpose is to assist our Board of Directors in fulfilling its responsibilities with respect to our financing and equity management and operations, including loans, equity offerings, hedging, debt and other financing vehicles. Our Financing Committee is not authorized to exercise any power of our Board of Directors and has advisory authority only. As of the date of this Annual Report, the Financing Committee consists of four directors: Mr. Avisar Paz (Chairman), Mr. Sagi Kabla, Mr. Aviad Kaufman and Ms. Ruth Ralbag.

Internal Auditor

Under the Companies Law, the Board of Directors of a public company is required to appoint an Internal Auditor pursuant to the recommendation of the Audit Committee. The role of the Internal Auditor is to examine, among other things, whether the Company’s actions comply with applicable law, company procedures and proper business procedures. Under the Companies Law, the Internal Auditor may not be an interested party (as defined in the Companies Law), a director or an officer of the company, or a relative of any of the foregoing, nor may the Internal Auditor be the company’s independent accountant or a representative thereof. The Internal Auditor oversees the work of various internal auditors acting on his behalf throughout the organization. As of the time of this Annual Report, our Internal Auditor is Mr. Amir Meshulam, a certified public accountant in Israel, holds an LLB from the College of Management and is a member of the Israel Bar. Mr. Meshulam has served in this position since August 2018.

170  Israel Chemicals Limited

Insurance and indemnification

The Articles of Association of the Company and its Israeli subsidiaries include provisions that permit exemption, indemnification and insurance of the liability of officers, all in accordance with the provisions of the Israeli Companies Law.

The Company, with the approval of the HR & Compensation Committee, the Board of Directors and the General Meeting of the shareholders, granted its officers an exemption and letters of indemnification, and also has an insurance policy covering directors and officers. The insurance and the indemnity do not apply to those cases specified in Section 263 of the Israeli Companies Law. The exemption relates to damage caused and/or will be caused, by those officers as a result of a breach of the duty of care to the Company. The amount of the indemnification payable by the Company under the letter of indemnification, in addition to amounts received from an insurance company, if any, for all of the officers on a cumulative basis, for one or more of the events detailed therein, is limited to $300 million. The insurance is renewed annually.

Previous Framework Transaction (2017-2020) - In September 2017, the Company's shareholders approved a framework transaction which enabled the Company to purchase insurance policies for a two-tier coverage of directors' and officers' liability, including a joint primary tier with Israel Corp., for a period of three years starting September 1, 2017 (the "Previous Framework Transaction"). In accordance with the Previous Framework Transaction and the Company's Compensation Policy, the Company renewed its D&O insurance policy from time to time. The Company's D&O insurance policy for 2019, which was extended by the approval of the Company's authorized organs until January 31, 2020, included a liability limit of US$225 million for both tiers (comprised of a limit of $205 million, with an additional coverage Side A (D&O only) limit of $20 million). The limit was per event and in the aggregate. Of the US$225 million, US$20 million was a joint primary tier with Israel Corp. and the premium for the joint tier was allocated between the companies in the ratio of 80% to ICL and 20% to Israel Corp. The remaining limit (US$205 million) is a separate limit for ICL only.

New Framework Transaction for 3 years (2020-2023) - In light of continued significant increases in D&O insurance premiums in recent years, and in particular in 2019, the Company's requested premiums for its D&O Insurance policy for 2020 exceeded the maximum permitted premiums pursuant to the Previous Framework Transaction, and therefore, on January 30, 2020, our shareholders approved a new three-year framework transaction for the Company's engagement in directors' and officers' liability insurance policies, starting February 1, 2020 (the "New Framework Transaction"). The insurance policies under the New Framework Transaction include a joint primary tier with Israel Corp. with a joint liability cap of up to $20 million, and a separate tier covering the Company alone, with a liability cap of up to $330 million, with a total liability limit of up to $350 million for both tiers. Our directors and officers are beneficiaries of both tiers. Pursuant to the New Framework Agreement, the cost of the annual premium shall not exceed a cap of $10 million for both tiers. The division of the premium amount between the Company and Israel Corp. in the joint tier are 80% to be paid by the Company and 20% by the Israel Corp, whereby, the HR & Compensation Committee and the Board of Directors have the authority to change the rate of the premium distribution in respect of the joint tier, from time to time, according to the recommendation of the insurers and/or brokers, and provided that the new rate of the premium distribution will not exceed 25% over the entire transaction period. Deviation from these limits shall require shareholder approval. In accordance with the terms of the New Framework Transaction and the Company's Compensation Policy, the Company's D&O insurance policy for 2020, was approved by the Company's authorized organs, effective as of February 1, 2020. The 2020 D&O insurance policy includes a liability limit of US$165 million for both tiers (comprised of a limit of $100 million, with an additional coverage Side A (D&O only) limit of $65 million).

171  Israel Chemicals Limited

Other Information

We did not engage in any arrangements with directors providing for benefits upon termination of employment, with the following exceptions: (1) Mr. Yoav Doppelt's termination agreements includes continued vesting of LTI grants for a period of 12 months following the termination. (2) In accordance with the Equity Plan, the board members' vesting of Restricted Shares would fully accelerate if the holder thereof ceases to serve as a director of the Company, unless he ceased to hold office due to those certain circumstances regarding early termination of office or imposition of enforcement measures, as set forth in section 231-232a and 233(2) of the Companies Law.

Number of meetings and average attendance rate of the meetings of ICL Board of Directors and its permanent committees

	Number of meetings in reported year	Average Attendance
Board of Directors	16	93%
Audit & Accounting Committee	12	94%
HR & Compensation Committee	11	100%
Financing Committee	2	100%
Operations Committee	3	100%
Environment, Safety and Public Affairs Committee	4	100%

172  Israel Chemicals Limited

D. EMPLOYEES

As at December 31, 2019, we had a workforce of 12,117 employees.

Breakdown of Employees by Segments

2019	2018	2017
Phosphate Solutions	4,867	4,923	5,148
Potash	2,541	2,524	2,681
Industrial Product	948	927	938
Innovative Ag Solutions	1,651	1,606	1,618
Global functions and headquarters	1,083	1,062	1,161
Sub Total	11,090	11,042	11,546
Temporary employees	1,027	1,083	1,114
Total employees	12,117	12,125	12,660

Geographic Breakdown of Employees

2019	2018	2017
Israel	4,507	4,431	4,432
China	2,064	2,068	2,091
Spain	892	901	945
Germany	858	856	997
USA	720	707	755
UK	658	644	821
Netherlands	584	539	545
Brazil	262	255	254
France	119	118	120
Other	426	523	586
Sub Total	11,090	11,042	11,546
Temporary employees	1,027	1,083	1,114
Total employees	12,117	12,125	12,660

As at December 31, 2019, the Company’s workforce comprised of 12,117 employees, compared to 12,125 employees as at December 31, 2018 – a decrease of 8 employees. The said decrease derives mainly as a result of the sale of activities in ICL Mexico.

Excluding the sale of activities in ICL Mexico, there was an increase in the Company's workforce, mainly in ICL DSW and ICL DSM in Israel (Potash), ICL Terneuzen in the Netherlands (IP), ICL Boulby in the UK (Potash) and in ICL India (IAS).

173  Israel Chemicals Limited

Employment Agreements, Collective Bargaining Agreements and Temporary Employees

ICL employees in Israel are employed under collective or personal employment agreements. The collective bargaining agreements are signed for specified terms and are renewed from time to time. By law, in the event that a new collective bargaining agreement is not signed, the terms of the original agreement are extended for an unlimited period, unless one party gives notice to the other of its cancellation. As at the date of this Annual Report, no notice of cancellation had been given for any of the collective bargaining agreements currently in effect at ICL.

Subsidiaries Dead Sea Works Ltd. (“DSW”), Rotem and Mifalei Tovala have collective bargaining agreements with termination dates ranging from July 2021 up to December 2023.

Subsidiaries Dead Sea Magnesium and Bromine Compounds have collective bargaining agreements with termination dates of January 2017 and October 2019, respectively, agreements that has not yet been renewed.

In January 2020, collective labor agreement was signed between Fertilizers and Chemical Materials Ltd. (“FCM”), and the FMC Workers’ Union and the New General Organization of Workers in Israel (the “Histadrut”), for a period of 5 years, commencing on January 1, 2019, the date of expiration of the previous labor agreement.

Senior employees in Israel serving in special positions and members of management are employed under personal agreements. These agreements are not limited in time and may be terminated with advance notice of a few months.

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

Under Chinese labor law, it is a mandatory requirement for employers to enter into personal labor contract with their employees. As such, the permanent staff of YPH JV shall be employed under respective personal labor contracts. However, under PRC law, employees have the right to establish a labor union to represent their interests and protect their legal rights. YPH JV has a labor union. The labor union may represent employees in negotiating with their employer for collective agreements regarding remuneration, working hours, work safety, etc. Such collective agreements are mainly used for providing a benchmark for certain working conditions.

174  Israel Chemicals Limited

Promoting Diversity & Inclusion

In January 2020, the company announced that for the second straight year it is included in the 2020 Bloomberg Gender-Equality Index (GEI). The GEI distinguishes companies committed to policy development, representation and transparency in reporting and advancing gender equality. The GEI includes public companies that score above a globally-established threshold, based on transparency, policies and company's progress towards equal representation of gender throughout the levels of the organization. The 2020, GEI includes 325 public companies with a combined market capitalization of $12 trillion, headquartered across 42 countries and regions from over 50 industries. ICL is the only Israeli company included in the index, as well as the only company among its major global peers in the fertilizers sectors.

ICL is committed to developing a diverse and inclusive workforce, including the employment and promotion of equality in its facilities around the globe. For example, in 2019 ICL established new quantitative targets for increasing women's presence in the company's talent pipeline including managerial positions. As a result, the percentage of women serving as executive officers of ICL increased from 11% to 33%. The Company considers its inclusion in the GEI to be a major achievement, highlighting ICL's transparency and commitment to promoting gender equality.

Employer of Choice Culture

In 2019 the company introduced the Employer of Choice strategy. In this context the company assimilated a global measurement tool addressing a variety of crucial topics, such as: leadership, engagement, enablement and employee experience. ICL is committed to promoting the employer of choice culture by maintaining ongoing attentiveness and building improvement plans which enhance the employee experience. The actions taken in 2019 resulted in significant improvement in employer of choice result measurement driving ICL engagement levels to those which are expected in global high performing companies.

In addition, ICL participated in the 2019 BDI Coface index of 100 best companies to work for, presenting a significant jump of 40 places in the list of the top 100 companies to work for in Israel.

Compensation and HR Infrastructure

ICL is committed to transparent and fair pay. As part of this commitment, the company has approved a new Compensation Policy for its Executive Officers in the 2019 annual general meeting of shareholders.

Additional structural changes were made in the company Short- and Long-Term Incentive Plans with the aim to share the company's success with the plan participants, while strengthening the link between the company's overall performance, division/function performance and individual performance.

The Company people processes are managed through a global unified technological infrastructure as well as globally unified work processes. The assimilated system includes the administration of employees’ data, as well the performance evaluation, learning and training processes. This year we enhanced the system to include additional processes in the areas of compensation and recruitment.

175  Israel Chemicals Limited

E. SHARE OWNERSHIP

Share-based payments to employees

For information regarding the share-based payments to the Company's employees in the form of non-marketable options and restricted shares of the Company, and for information regarding the 2014 Equity Compensation Plan and the grants in prior years made under the said Plan, see Note 20 to our Audited Financial Statements.

For information with respect to share ownership of members of our Management and Supervisory Boards and our senior management see “Item 7 - Major Shareholders and Related (and Interested) Party Transactions”.

176  Israel Chemicals Limited

Item 7 – MAJOR SHAREHOLDERS AND RELATED (AND INTERESTED) PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS
The following table presents, as of March 4, 2020 (unless otherwise noted below), the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares and each of our directors and executive officers. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

	Ordinary Shares Beneficially Owned(1)		Special State Share
Shareholders	Number	%	Number %
Israel Corporation Ltd.(2)	587,178,761	45.86%**	-	-
State of Israel(3)	-	-	1	100%
Yoav Doppelt	5,127	*	-	-
Avisar Paz	-	*	-	-
Aviad Kaufman	-	*	-	-
Sagi Kabla	-	*	-	-
Ovadia Eli	62,091	*	-	-
Nadav Kaplan	-	*	-	-
Lior Reitblatt	19,595	*	-	-
Reem Aminoach	19,595	*	-	-
Ruth Ralbag	19,595	*	-	-
Tzipi Ozer Armon	-	*	-	-
Raviv Zoller	168,512	*	-	-
Kobi Altman	348,675	*	-	-
Lilach Geva Harel	-	*	-	-
Ilana Fahima	-	*	-	-
Eli Amon	220,246	*	-	-
Nitzan Moshe	110,041	*	-	-
Ofer Lifshitz	347,371	*	-	-
Anantha Desikan	169,662	*	-	-
Noam Goldstein	158,294	*	-	-
Anat Tal-Ktalav	250,985	*	-	-
Amir Meshulam	66,294	*	-	-
Ido Lilian	193,508	*	-	-

* Less than 1%

** For additional information, please see section (2) below.

177  Israel Chemicals Limited

CoB LTI: On April 15 2019, our HR & Compensation Committee and the Board of Directors approved, and on May 29, 2019, the shareholders approved at the General Meeting of the shareholders, a three-year long-term incentive grant to our Executive Chairman of the Board, Mr. Yoav Doppelt, for 2019-2021, in the form of Options, in a total value of NIS 9 million (approximately $2.6 million), which constitute NIS 3 million (approximately $868,000) per vesting annum. For further information see “Item 6 - Directors, Senior Management and Employees— B. Compensation”.

CEO LTI: On June 27, 2019, the shareholders approved at the General Meeting of the shareholders, a three-year long-term incentive grant to our CEO, Mr. Raviv Zoller, for 2019-2021, in the form of Options, in a total value of NIS 14.4 million (approximately $4.1 million), which constitute NIS 4.8 million (approximately $1.4 million) per vesting annum. For further information see “Item 6 - Directors, Senior Management and Employees— B. Compensation”.

Directors LTI:

2019: Following shareholders' approval on August 20, 2018, on January 1, 2019, each of the Company's directors (excluding the former Chairman Johanan Locker, and the directors who then served as officeholders in Israel Corp.), were granted an annual grant for 2019, in the form of restricted shares, for no consideration, with a value per grant of NIS 310,000 (approximately $89,700), or 14,623 restricted shares, as determined according to the closing price of the Ordinary Shares on the TASE on December 31, 2018 (being the trading day immediately preceding the grant date).

2020: On November 3, 2019 and on March 4, 2020, our HR & Compensation Committee and Board of Directors, respectively, approved the annual equity grant for 2020 to each of the Company's directors (excluding Messrs. Yoav Doppelt, Aviad Kaufman, Avisar Paz, and Sagi Kabla, who are officers of our controlling shareholder, Israel Corporation Ltd.)), subject to shareholders' approval in the Annual General Meeting expected to take place on April 23, 2020 (the "2020 Grant"). The 2020 Grant will be allocated in the form of restricted shares, with the same value per grant as the previous grants. The actual number of restricted shares to be allocated to each applicable director will be determined according to the closing price of the Ordinary Shares on the TASE on April 22, 2020, being the trading day immediately preceding the date of the Annual General Meeting. Vesting of the shares will be over a period of 3 years, starting January 1, 2020 (and January 16, 2020 for Mrs. Ozer-Armon), in 3 equal annual installments. The 2020 Grant is in accordance with the Company’s compensation policy. See Note 24 to our Audited Financial Statements and “Item 6 - Directors, Senior Management and Employees— E. Share Ownership”.

Executive Officers LTI: For information regarding the triennial equity grant in the form of options, granted in April 2019 to our executive office holders for the years 2019-2021, see Note 17 to our Audited Financial Statements.

(1) The percentages shown are based on 1,280,451,147 ordinary shares issued and outstanding as of the date of this report (after excluding shares held by us or our subsidiaries). In accordance with SEC rules, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to options that are exercisable within 60 days of the date of this report. Shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not considered outstanding for computing the percentage of any other person.

(2) Israel Corp. is a public company listed for trading on the Tel Aviv Stock Exchange (TASE). Based on the information provided by Israel Corp., Millenium Investments Elad Ltd. (“Millenium”) and Mr. Idan Ofer are considered as joint controlling shareholders of Israel Corp., for purposes of the Israeli Securities Law (each of Millenium and Mr. Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director of Millenium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millenium, as stated below). Millenium holds approx. 46.94% of the share capital in Israel Corp., which holds as at December 31, 2019 approx. 45.86% of the voting rights and issued share capital of the Company. Millenium is held by Mashat Investments Ltd. (“Mashat”) and by XT Investments Ltd. (“XT Investments”), with 80% and 20% holding rates in the issued share capital, respectively (It is noted that Mashat granted XT Investments a power of attorney for a fixed period (which is extendable) to vote according to XT's discretion at General Meetings of Millenium in respect of shares constituting 5% of the voting rights in Millenium). Mashat is wholly owned by Ansonia Holdings Singapore B.V. (“Ansonia”) which is incorporated in the Netherlands. Ansonia is a wholly owned subsidiary of Jelany Corporation N.V. (registered in Curaçao), which is a wholly owned subsidiary of the Liberian company, Court Investments Ltd. (“Court”). Court is wholly owned by a discretionary trust, in which Mr. Idan Ofer is the beneficiary. XT Investments is fully held by XT Holdings Ltd. (“XT Holdings”), a private company whose ordinary shares are held in equal shares by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and by Lynav Holdings Ltd., a company that is controlled by a discretionary trust in which Mr. Idan Ofer is the beneficiary. Mr. Ehud Angel holds, among other things, a special share that grants him, inter alia, under certain limitations and for certain issues, an additional vote on the Board of Directors of XT Holdings. In addition, Kirby Enterprises Inc., which is indirectly held by the same trust that holds Mashat, in which, as stated, Mr. Idan Ofer is the beneficiary, holds approximately 0.74% of the share capital of Israel Corp. Furthermore, Mr. Idan Ofer holds directly approximately 3.85% of the share capital of Israel Corp.

178  Israel Chemicals Limited

Even though Israel Corp. holds less than 50% of the Company’s ordinary shares, it still has decisive influence at the General Meetings of the Company’s shareholders and, effectively, it has the power to appoint directors and to exert significant influence with respect to the composition of the Company’s Board of Directors.

As of 31 December 2019, 166 million ordinary shares have been pledged by Israel Corporation to secure certain liabilities, almost entirely comprised of margin loans with an aggregate outstanding principal amount of $310 million.

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

179  Israel Chemicals Limited

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

On May 6, 2019, our Board of Directors approved, and recommended that the general meeting of our shareholders approve, a new compensation policy for our directors and officers in accordance with the recommendation of our HR & Compensation Committee in its meetings held on March 20, March 27, April 8, April 15 and May 2, 2019. The Company’s new compensation policy was approved by the general meeting of our shareholders on June 27, 2019 (the “Compensation Policy”) for a period of three years.

180  Israel Chemicals Limited

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

Controlling Shareholder

As of December 31, 2019, Israel Corporation holds approximately 45% of our outstanding ordinary shares and approximately 45.86% of the voting rights of our Shareholders.

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

Joint Insurance

For information regarding the Company's engagement in a Directors and Officers insurance policy, including with respect to the joint primary tier with Israel Corp., see "Item 6 – Directors, Senior Management and Employees – C. Board Practices".

181  Israel Chemicals Limited

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

Deposit agreement with the Controlling shareholder

For details regarding a deposit agreement with our controlling shareholder, Israel Corp., see Note 24 to our Audited Financial Statements.

Relationships with Other Companies

Gas Purchase Agreement: In December 2017, each of the following: the Company, Oil Refineries Ltd. (a public company one of whose controlling shareholders is Israel Corporation Ltd., whose controlling shareholders are related to Kenon Holdings Ltd. (“Kenon”)), and OPC Energy Ltd. (a public company which, as conveyed to the Company, views Kenon as its controlling shareholders for purposes of the Israeli Securities Law), engaged in a gas purchase agreement with Energean Israel Limited (“Energean”), under which Energean will supply the Company with natural gas at a quantity of up to 13 BCM, at a value of $1.9 billion, over a period of 15 years. The agreement was examined and approved by an independent committee composed of external and independent directors of the Company, by the Audit and Accounting Committee and by the Board of Directors, in several meetings. The agreement was approved by the General Meeting of our shareholders on February 22, 2018. For further details regarding the gas agreement see Note 19 to our Audited Financial Statements.

Other Immaterial Transactions in the Ordinary Course of Business: The Company further engages, from time to time, in its ordinary course of business, in various transactions with related parties, such as purchase of marine transportations services, sale of products, purchase of raw materials for our operations, receipt of banking services, etc. We do not deem these transactions as material for the Company, they are not viewed as unusual in their nature or conditions they are all classified as "ordinary" transactions under Israeli law.

182  Israel Chemicals Limited

The table below sets forth certain income statement information with respect to balances of our related party transactions.

For the year ended December 31
2019	2018	2017
$ millions	$ millions	$ millions

Sales	4	5	8
Cost of sales	8	19	97
Selling, transport and marketing expenses	10	7	8
Financing expenses (income), net	(1)	3	(9)
General and administrative expenses	1	1	1
Management fees to the parent company	1	1	1

The table below sets forth certain balance sheet information with respect to balances of our related party transactions

As at December 31
2019	2018
$ millions	$ millions

Other current assets	27	28

Other current liabilities	2	7

For additional information regarding our related party transactions, see Note 24 to our Audited Financial Statements.

Option Plans

For a description of the Option Plans see “Item 6 - Directors, Senior Management and Employees—E. Share Ownership”.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

Item 8 – FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL

INFORMATION

The fixed operating costs for the years ended December 31, 2019, 2018 and 2017 amounted to approximately $2,316 million, $2,188 million and $2,265 million, respectively. The variable operating costs for the years ended December 31, 2019, 2018 and 2017 amounted to approximately $2,199 million, $1,849 million and $2,524 million, respectively.

See “Item 18 - Financial Statements”.

183  Israel Chemicals Limited

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

ICL and some of its subsidiaries have been declared a monopoly in Israel in the following areas: potash, phosphoric acid, sulphuric acid, ammonia, chemical fertilizers, phosphate fertilizers, phosphates, bromine and bromine compounds. Due to their having been declared monopolies, ICL and its subsidiaries are subject to limitations set forth in Chapter 4 of the Economic Competition Law, 1988 (formerly, Restrictive Business Practices Law, 1988), most significantly its prohibition on monopolies against abusing their positions as monopolies. In 2019 and 2018 approximately 5% and 4%, respectively, of our revenue derived from Israeli sales and, therefore, in our estimation, and without derogating from the legal implications of the above-mentioned declaration, on the whole, the said declaration does not have a material impact on us. We also have an internal antitrust compliance program in place.

Legal Proceedings

Tax Proceedings

For information regarding our tax proceedings, see Note 16D to our Audited Financial Statements.

184  Israel Chemicals Limited

Derivative Actions

1.
In July 2019, the Tel Aviv District Court rendered its approval for the settlement agreement submitted in connection with the application for certification of a derivative action regarding the bonuses paid to the company’s officers for the years 2014-2015, that was filed in 2016. In accordance with the settlement agreement, an amount of ILS 6.6 million (approximately $1.9 million) was transferred to the Company, out of which the Company paid the Applicant a special reward and fees to the Applicant’s counsel. The final settlement concluded the proceedings between the parties and is deemed as a final waiver and remittance

2.
According to the announcement issued by the Company on May 10, 2017, ICL Europe Coöperatief U.A. (“ICL Europe”), a subsidiary of the Company, filed a Notice of Arbitration against the Federal Democratic Republic of Ethiopia ("Ethiopia") under the Agreement of Encouragement and Reciprocal Protection of Investments between the Ethiopia and the Kingdom of the Netherlands ("the Ethiopia- Netherlands BIT"). A three-member arbitration tribunal ("Tribunal") was constituted under the Arbitration Rules of the United Nations Commission on International Trade Law ("UNCITRAL Rules") to hear the case, which is being administered by the Permanent Court of Arbitration located in The Hague, the Netherlands. Following ICL Europe's filing of Notice of Arbitration on May 10, 2017 and Ethiopia's response thereto on June 12, 2017, ICL Europe submitted to the Tribunal on June 19, 2018 its Statement of Claim seeking compensation in the amount of $181 million plus interest for damage its claims as a result of Ethiopia's coercive, arbitrary, discriminatory and unlawful conduct, culminating in the imposition without legal basis of a purported tax on ICL Europe's indirectly owned Ethiopian company, Allana Potash Afar Plc, and Ethiopia's violation of multiple provisions of the Ethiopia- Netherlands BIT, including the requirements to accord fair and equitable treatment to ICL Europe's investment, to provide full protection and security to ICL Europe's investment and not to expropriate unlawfully ICL Europe's investment. Ethiopia submitted to the Tribunal on October 19, 2018, its Statement of Defense and Objections to Jurisdiction. Among other things, Ethiopia argues that ICL Europe failed to make its investment in compliance with Ethiopian law and that the Tribunal lacks jurisdiction under the Ethiopia-Netherlands BIT as a result, that the challenged tax was lawful and does not provide a basis for presenting a claim under the Ethiopia- Netherlands BIT and that ICL terminated its investment for reasons unrelated to any of the alleged unlawful acts and omissions of Ethiopia. On August 12, 2019, ICL submitted its Reply in support of its claims against Ethiopia to which and in response Ethiopia submitted on November 25, 2019 its Rejoinder. The Hearing of the case is scheduled to take place in the Hague, the Netherlands between August 10, 2020 and August 21, 2020. It is not possible to predict the outcome of this proceeding at this time.

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

185  Israel Chemicals Limited

The applicant argues that Bazan should have certified the Tamar Transaction as a "Controlling Shareholder" transaction and that the Company and OPC enjoyed Bazan's economic advantages in the Energean Transaction and thus must compensate it. On August 7, 2018, all the defendants filed their responses with the court. On April 15, 2019, the applicant's response was filed. A Preliminary hearing was convened on September 15, 2019, and the Evidentiary hearing is scheduled for July 2020.

In light of the early stage of this proceeding, the chances and risks involved cannot be estimated. However, on the surface it seems that the Company has good defense arguments.

4.
On January 18, 2018 the Company has been served an application filed by a shareholder (the "Applicant") with the Tel Aviv District Court, seeking the Court’s approval to file suit on behalf of the Company as a derivative action against three current and former officeholders of its subsidiary, Dead Sea Works (“DSW”) (hereinafter: the “Application”).

The Application pertains to a judgment rendered in September 2017 (hereinafter: the “Judgment”) in a lawsuit filed by Maatz - Israel National Roads Company Ltd. (“Maatz”) against DSW, due to damages caused in the late 1990s and early 2000s to bridges in Israel, allegedly as a result of potash leaks from DSW trucks on their way to Eilat port. In October 2017 DSW filed an appeal of the Judgment with the Supreme Court, and Maatz filed a cross-appeal.

Within the Application, the Court is requested to: (1) Approve the request for filing a derivative action; (2) rule for a declarative relief by which the officeholders breached their lawful duties to the Company; and (3) to award compensation in the amount of ILS 20 million, which is the amount imposed upon DSW in the said Judgment; (4) to declare that the Company is entitled to additional monetary compensation at the full amount of damages and expenses incurred by it as a result of any future lawsuit filed by Maatz with respect to damages caused to other bridges, to the extent such future lawsuit is filed.

The Company filed its Answer to the Application on June 8, 2018 to which the Applicant filed its response on September 12, 2018. The parties agreed on a procedural arrangement and filed each its summaries to court, last filed by the Applicant on April 28,2019.  On December 15, 2019 the Company submitted to court a notice on a mediation agreement reached between DSW and Maatz ending all disputes between them to which the Applicant filed a response on December 16, 2019. The parties await a court decision.

Other Claims

In August 2019, the Company's subsidiaries: Rotem Amfert Negev Ltd., Dead Sea Works Ltd. and Bromine Compounds Ltd. (the “Applicants”) filed an application to join the Petition (the "Application") that was filed by the Manufacturers Association of Israel with the Be’er Sheva District Court in May 2019 (the “Petition”), on behalf of its members' operations in the Ashdod Port in Israel, including the Applicants, against the decision to approve a plan for the construction of a residential area in proximity to the Ashdod Port and facilities thereof (the "Plan"). The Company's Application was denied by the Court, however, on November 10, 2019, the Court rendered its ruling whereby it accepted the Petition and cancelled the decision to approve the Plan. On December 23, 2019 the Ashdod Municipality and the Ashdod Local Planning and Building Committee have appealed to the Supreme Court.

For information regarding significant claims and legal proceeding, which are pending against the Group, see Note 19 to our Audited Financial Statements.

186  Israel Chemicals Limited

Dividend policy

On March 6, 2018 our Board of Directors revisited the Company's dividend distribution policy that was previously approved in May 2016, and resolved that in the years 2018 and 2019 our dividend distribution rate shall continue to constitute up to 50% of the Company's adjusted annual net profit. On February 12, 2020, our Board of Directors resolved to extend the Company's current dividend policy until further notice. According to the extended policy, dividends will be distributed at a payout ratio of up to 50% of annual adjusted net income, as expected at the date of the decision regarding the distribution, and subject to applicable law. In addition, dividends will be paid out inasmuch as declared by our Board of Directors and may be discontinued at any time. Such changes could include either a reduction in the amount of the targeted dividend, or modification of the calculation formula.

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

The amount of distributable profits as of December 31, 2019 amounted to $3,620 million. The terms of certain of our existing liabilities require us to maintain a minimum level of the Company’s equity, which could restrict our ability to pay dividends in the future. See Note 14D to our Audited Financial Statements for additional information regarding covenants in our loan agreements and their impact on our ability to pay dividends. In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits and only if there is no reasonable concern that such distribution will prevent us from meeting our existing and future obligations when they become due. Generally, dividends paid by an Israeli company are subject to an Israeli withholding tax. For a discussion of certain tax considerations affecting dividend payments, see “Item 10 - Additional Information— E. Taxation”.

B. SIGNIFICANT CHANGES

To the best of our knowledge, no significant changes have occurred since the date of our consolidated financial statements.

187  Israel Chemicals Limited

Item 9 – THE OFFER AND LISTING

A.OFFER AND LISTING DETAILS

Not applicable.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our ordinary shares are listed on the NYSE and on the TASE under the symbol “ICL.”

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

Item 10 – ADDITIONAL INFORMATION

A. SHARE CAPITAL

As of December 31, 2019, our authorized share capital consisted of 1,484,999,999 ordinary shares, par value NIS 1 per share, of which 1,305,040,778 ordinary shares were issued and outstanding (including shares held by us or our subsidiaries), and 1 Special State Share, par value NIS 1 per share, issued and outstanding. All of our outstanding shares have been lawfully issued and are fully paid. As of December 31, 2019, 24,589,836 ordinary shares were held by us or our subsidiaries. Shares acquired by our subsidiaries prior to February 2000 have both economic rights and voting rights. However, in accordance with Israeli law, ordinary shares issued to our subsidiaries or purchased by our subsidiaries after February 2000 have economic rights but not voting rights. Shares held by us have no economic rights or voting rights. Therefore, out of the ordinary shares held by us or our subsidiaries, 24,589,836 have no voting rights.

As of December 31, 2019, an additional quantity of approximately 30 million ordinary shares were issuable upon the exercise of outstanding options granted to our officers and employees at a weighted average exercise price of approximately ILS 16.88 (about $4.88) per share. The weighted average exercise price of the outstanding vested options is approximately ILS 15.17 (about $4.39) per share. For additional information about the issuance of options and restricted shares to officers and senior employees and their exercise in 2018-2019, as well as the allocation of restricted shares to directors and approval of the issuance of restricted shares to directors, see Note 20 to our Audited Financial Statements and “Item 6 - Directors, Senior Management and Employees— E. Share Ownership”.

188  Israel Chemicals Limited

In 2019, approximately 1 million options under our equity compensation plans were exercised into approximately 0.2 million ordinary shares. In 2018, approximately 0.7 million options under our equity compensation plants were exercised into approximately 0.15 million ordinary shares. In 2016 and 2017, no options were exercised.

In September 2014, we completed the initial public offering of our ordinary shares in the United States, pursuant to which Israel Corporation sold 36 million ordinary shares and certain forward counterparties sold 24 million ordinary shares to hedge their positions under forward sale agreements covering up to 36 million ordinary shares owned by Israel Corporation. Subsequent to the closing of the initial public offering, the underwriters exercised their option to purchase an additional 6 million ordinary shares from Israel Corporation.  We did not issue any ordinary shares in connection with the initial public offering or receive any proceeds from the sale of our ordinary shares by Israel Corporation or the forward counterparties. Israel Corporation ceased to have voting rights with respect to the ordinary shares subject to the forward sale agreements and made available to the forward counterparties under those agreements. Based on the information provided by Israel Corporation, as of December 31, 2019, settlement of such forward agreements was finalized, and Israel Corporation has elected to settle the forward agreements via physical settlement, and did not regain voting rights and dispositive power with respect to the Ordinary Shares that were subject to such forward agreements.

B. MEMORANDUM, ARTICLES OF ASSOCIATION AND SPECIAL STATE SHARE

Our shareholders adopted the Articles of Association attached as Exhibit 3.2 to our registration statement on Form F-1 (File no. 333-198711) filed with the SEC on September 12, 2014.

We incorporate by reference into this Annual Report the description of our Amended and Restated Articles of Association, which became effective upon the closing of our intial public offering in the Unites States and listing on the NYSE, contained in Exhibit 2.1 of this Annual Report. Such description sets forth a summary of certain provisions of our Articles of Association as currently in effect.

The Special State Share

The State of Israel holds a nontransferable Special State Share in ICL in order to preserve the State’s vital interests. Any change in the provisions of our Articles of Association relating to the rights attached to the Special State Share requires approval from the State of Israel. The Special State Share grants its holder the rights described below.

The sale or transfer of material assets of the Company or the grant of any other rights in such assets, not in the ordinary course of our business, whether in one transaction or in a series of transactions, shall be invalid, without the consent of the holder of the Special State Share, who may oppose such a transfer of a material asset only if, in its opinion, such transfer is likely to harm one of the "vital interests of the State" as such term is defined in the Article of Association and described below. Restrictions are also imposed on voluntary liquidation, mergers and reorganizations, excluding certain exceptions enumerated in our Articles of Association.

In addition, without the consent of the holder of the Special State Share, any acquisition or holding of 14% or more of our outstanding share capital is not valid. In addition, any acquisition or holding of 25% or more of our outstanding share capital (including an increase of holdings to 25%) is not valid without the consent of the holder of the Special State Share, even if in the past the consent of the holder of the Special State Share had been obtained for ownership of less than 25%. Our Articles of Association set forth procedures required to be followed by a person who intends to acquire shares in an amount that would require the approval of the holder of the Special State Shares. A pledge over shares is treated like an acquisition of shares. As a condition to voting at any shareholder meeting, each interested party in the Company, including a holder of 5% or more of our outstanding shares, is required to certify in writing that the voting power derived from the holding of shares does not require the approval of the holder of the Special State Share or that such approval has been obtained.

189  Israel Chemicals Limited

In addition to the aforesaid, the consent of the holder of the Special State Share is required for the ownership of any shares that grant their holder the right, ability or practical potential to appoint, directly or indirectly, 50% or more of our directors, and such appointments will not be valid as long as such consent has not been obtained.

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

To prevent acquisition of a position of influence in the Company or the foregoing Israeli subsidiaries by hostile entities or entities likely to harm the foreign and security interests of the State of Israel.

To prevent acquisition of a position of influence in the Company or the foregoing Israeli subsidiaries or management of such companies, whereby such acquisition or management may create a situation of significant conflicts of interest likely to harm any of the vital interests enumerated above.

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

190  Israel Chemicals Limited

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

E. TAXATION
Israeli Tax Considerations

Taxation of companies in Israel

For information in respect of the taxation of companies in Israel, including issues regarding the income tax rates, tax benefits under the Israeli Law for the Encouragement of Capital Investments, the Law for the Encouragement of Industry (Taxation) and the Law for Taxation of Profits from Natural Resources, see Note 16A to our Audited Financial Statements.

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

191  Israel Chemicals Limited

Israeli Residents

Generally, as of January 1, 2012, the tax rate applicable to capital gains derived from a sale of shares, whether listed on a stock market or not, is the regular corporate tax rate in Israel applicable for Israeli companies (23% as of January 1, 2018) and 25% for Israeli individuals, unless such individual shareholder is considered a “significant shareholder” at any time during the 12‑month period preceding such sale, the tax rate will be 30%. A “significant shareholder” is defined as one who holds, directly or indirectly, including together with others, at least 10% of any means of control in the company. However, different tax rates will apply to dealers in securities. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares.

As of January 1, 2018, individuals (both foreign or Israeli) taxpayers having taxable income of above 649,560 (for 2019) in a certain tax year will be subject to an additional tax payment at the rate 3% on the portion of their taxable income for such tax year that is in excess such threshold. For this purpose, taxable income includes inter alia taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

192  Israel Chemicals Limited

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

As of January 1, 2018, individuals (both foreign or Israeli) taxpayers having taxable income of above 649,560 NIS (for 2019) in a certain tax year will be subject to an additional tax payment at the rate 3% on the portion of their taxable income for such tax year that is in excess such threshold.

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

193  Israel Chemicals Limited

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

194  Israel Chemicals Limited

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

195  Israel Chemicals Limited

Based on the manner in which we operate our business, we believe that we were not a PFIC for 2019. However, because PFIC status depends on the composition and character of a company’s income and assets and the value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

196  Israel Chemicals Limited

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

197  Israel Chemicals Limited

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

For additional information about our hedging activities, see Note 22 to our Audited Financial Statements.

In addition to the risks described above, in December 2019, a strain of coronavirus (also known as COVID 19) was reported to have surfaced in Wuhan, Hubei Province, China. At this point, the extent to which the coronavirus may impact our results is uncertain. However, any outbreak of a contagious disease, or other adverse public health developments, could have a material adverse effect on our business operations by disrupting our ability to purchase raw materials, impacting the demand for some of our products, disrupting our ability to sell and/or distribute products, and/or temporarily closing our facilities or the facilities of our suppliers or customers and their contract manufacturers, or restricting our ability to travel to support our sites or our customers around the world , any of which would likely impact our sales and operating results.

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

198  Israel Chemicals Limited

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

Explanations of the main changes between the periods

Exchange rate:

As at December 31, 2019, the positive fair value of the derivative instruments with respect to exchange rates was about $58 million compared to a positive fair value of $12 million as at December 31, 2018. As a result, in 2019, an income of about $46 million was recorded with respect to these transactions.

199  Israel Chemicals Limited

Energy:

As at December 31, 2019, the positive fair value of the derivative instruments with respect to energy costs was about $1 million compared to a negative fair value of $3 million as at December 31, 2018. As a result, in 2019, an income of about $4 million was recorded with respect to these transactions.

Dry bulk marine shipping:

As at December 31, 2019, the negative fair value of the derivative instruments with respect to dry bulk marine shipping was about $2.8 million compared to a negative fair value of $2.3 million as at December 31, 2018. As a result, in 2019, an expense of about $0.5 million was recorded with respect to these transactions.

The tables below set forth the sensitivity of our derivative instruments and certain balance sheet items to 5% and 10% increases and decreases in the exchange rates as at December 31, 2019.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
USD/NIS	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(0.3)	(0.2)	3.7	0.2	0.4
Short term deposits and loans	0.0	0.0	0.1	0.0	0.0
Trade receivables	(4.5)	(2.4)	49.5	2.6	5.5
Receivables and debit balances	(0.3)	(0.1)	3.1	0.2	0.3
Credit from banks and others	4.4	2.3	(48.5)	(2.6)	(5.4)
Trade payables	22.4	11.7	(246.6)	(13.0)	(27.4)
Other payables	4.3	2.2	(47.0)	(2.5)	(5.2)
Long-term loans	7.1	3.7	(77.6)	(4.1)	(8.6)
Fixed rate debentures (series E)	43.3	22.7	(476.5)	(25.1)	(52.9)
Options	(37.5)	(8.1)	3.5	22.0	51.9
Forward	(28.1)	(14.7)	0.4	16.3	34.4
Swap	(51.8)	(27.1)	57.6	30.0	63.4
Total	(41.0)	(10.0)	(778.3)	24.0	56.4

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
EUR/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(1.7)	(0.9)	19.1	1.0	2.1
Short term deposits and loans	(0.1)	0.0	0.6	0.0	0.1
Trade receivables	(16.0)	(8.4)	176.5	9.3	19.6
Receivables and debit balances	(1.5)	(0.8)	16.2	0.9	1.8
Long-term deposits and loans	(0.1)	(0.1)	1.1	0.1	0.1
Credit from banks and others	8.6	4.5	(95.0)	(5.0)	(10.6)
Trade payables	16.2	8.5	(178.5)	(9.4)	(19.8)
Other payables	4.0	2.1	(44.0)	(2.3)	(4.9)
Long-term loans from banks	6.6	3.4	(72.1)	(3.8)	(8.0)
Options	4.2	1.9	0.2	(1.8)	(4.3)
Forward	6.8	3.2	(0.7)	(2.9)	(5.6)
Swap	45.0	22.5	(2.5)	(22.5)	(45.0)
Total	72.0	35.9	(179.1)	(36.4)	(74.5)

200  Israel Chemicals Limited

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
GBP/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(0.4)	(0.2)	4.4	0.2	0.5
Trade receivables	(3.4)	(1.8)	37.0	1.9	4.1
Receivables and debit balances	0.0	0.0	0.0	0.0	0.0
Credit from banks and others	1.6	0.9	(18.1)	(1.0)	(2.0)
Trade payables	2.0	1.0	(21.8)	(1.1)	(2.4)
Other payables	0.3	0.2	(3.7)	(0.2)	(0.4)
Options	(1.5)	(0.4)	0.2	0.6	1.2
Forward	(3.6)	(1.7)	0.4	1.5	3.0
Total	(5.0)	(2.0)	(1.6)	1.9	4.0

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
GBP/EUR	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Forward	(0.5)	(0.3)	0.0	0.3	0.6

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
BRL/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(0.5)	(0.3)	5.9	0.3	0.7
Trade receivables	(2.0)	(1.0)	22.0	1.2	2.4
Trade payables	0.8	0.4	(9.2)	(0.5)	(1.0)
Other payables	0.0	0.0	(0.3)	0.0	0.0
Long-term loans from banks	1.0	0.5	(11.0)	(0.6)	(1.2)
Forward	1.7	0.9	(0.2)	(1.0)	(2.0)
Total	1.0	0.5	7.2	(0.6)	(1.1)

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
CNY/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(3.0)	(1.6)	33.0	1.7	3.7
Trade receivables	(4.4)	(2.3)	48.0	2.5	5.3
Receivables and debit balances	(3.7)	(1.9)	40.5	2.1	4.5
Trade payables	7.2	3.8	(79.2)	(4.2)	(8.8)
Other payables	1.1	0.6	(12.2)	(0.6)	(1.4)
Credit from banks and others	4.3	2.2	(46.8)	(2.5)	(5.2)
Forward	2.5	1.3	(0.2)	(1.5)	(3.1)
Long-term loans (CNY)	5.8	3.0	(63.7)	(3.4)	(7.1)
Total	9.8	5.1	(80.6)	(5.9)	(12.1)

201  Israel Chemicals Limited

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

202  Israel Chemicals Limited

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

203  Israel Chemicals Limited

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

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the USD interest rate as at December 31, 2019.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Fixed-USD interest debentures	90.3	46.7	(1,210.9)	(49.9)	(103.4)
Swap transactions	6.7	3.4	(6.0)	(3.5)	(7.0)
NIS/USD swap	13.4	6.8	57.4	(6.9)	(14.0)
EUR/USD swap	(0.3)	(0.1)	(2.5)	0.1	0.3
Total	110.1	56.8	(1,162.0)	(60.2)	(124.1)

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the USD interest rate as at December 31, 2018.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Fixed-USD interest debentures	77.5	40.0	(1,068.9)	(42.7)	(88.4)
Swap transactions	7.7	3.9	0.4	(4.0)	(8.2)
NIS/USD swap	17.6	8.9	14.7	(9.1)	(18.4)
EUR/USD swap	(0.2)	(0.1)	(1.0)	0.1	0.2
Total	102.6	52.7	(1,054.8)	(55.7)	(114.8)

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the NIS interest rate as at December 31, 2019.

Sensitivity to changes in the shekel interest rate	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Fixed-interest long-term loan	2.5	1.2	(77.6)	(1.3)	(2.6)
Fixed rate debentures (series E)	12.3	6.2	(476.5)	(6.4)	(12.8)
NIS/USD swap	(15.5)	(7.8)	57.6	8.0	16.2
Total	(0.7)	(0.4)	(496.5)	0.3	0.8

204  Israel Chemicals Limited

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

The table below sets forth the sensitivity of instruments hedging energy price risks to 5% and 10% increases and decreases in energy prices as of December 31, 2019.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Energy hedges	2.0	1.0	0.8	(1.0)	(2.3)

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

The table below sets forth the sensitivity of instruments hedging marine shipping price risk to 5% and 10% increases and decreases in marine shipping prices as of December 31, 2019.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Marine shipping hedges	1.4	0.7	(2.8)	(0.7)	(1.4)

205  Israel Chemicals Limited

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

206  Israel Chemicals Limited

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

Our management, including our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of ICL’s internal control over financial reporting as of December 31, 2019. In making this assessment, our management used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013 (COSO). Based on such assessment, our management has concluded that, as of December 31, 2019, ICL’s internal control over financial reporting is effective based on those criteria.

C. Attestation Report of the Registered Public Accounting Firm

Somekh Chaikin, member firm of KPMG International, an independent registered public accounting firm, has audited and reported on the effectiveness of ICL’s internal controls over financial reporting as of December 31, 2019. See Somekh Chaikin’s attestation report on page F-2 of this annual report.

D. Changes in internal control over financial reporting

There has been no identified change in our internal control over financial reporting in connection with the evaluation required by Rules 13a-15 or 15d-15 that occurred during the period covered by this annual report that has materially affected, or is likely to materially affect, our internal control over financial reporting.

207  Israel Chemicals Limited

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

Item 16B – CODE OF ETHICS

Our Board of Directors have adopted a Code of Conduct that applies to our Board of Directors, senior management and employees, including our chief executive officer, chief financial officer, chief accounting officer or controller and any other persons who perform similar functions for us. Our Code of Ethics is available, on our website, www.icl-group.com. We intend to disclose future amendments to our code of ethics, or any waivers of such code, on our website or in public filings. The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Annual Report.

Item 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member of KPMG International, has served as our independent registered public accounting firm for 2019 and 2018. Following are KPMG International's billed fees for professional services in each of the respective fiscal years:

2019	2018
US$ thousands	US$ thousands
Audit fees(1)	4,595	4,897
Audit-related fees(2)	150	192
Tax fees(3)	1,788	1,751
Total	6,533	6,840

(1) Audit fees are the aggregate fees billed or expected to be billed for the audit of our annual financial statements. This category also includes services that are generally provided by the independent accountant, such as consents and review of documents filed with the SEC.

(2) Audit-related Fees are the aggregate fees billed for assurance and related services rendered during the years ended December 31, 2019 and 2018, that are reasonably related to the performance of the audit and are not reported under audit fees. These fees include mainly audits of financial statements of a carve-out entity in anticipation of a divestiture and accounting consultation on proposed transactions.

(3) Tax fees are the aggregate fees billed for professional services rendered during the years ended December 31, 2019 and 2018, rendered for tax compliance, tax advice, and tax planning, assistance with tax audits and appeals.

208  Israel Chemicals Limited

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

209  Israel Chemicals Limited

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

210  Israel Chemicals Limited

Item 16H – MINE SAFETY DISCLOSURE

Not applicable.

Item 17 – FINANCIAL STATEMENTS

See “Item 18 - Financial Statements”.

Item 18 – FINANCIAL STATEMENTS

See page F-1.

Item 19 – EXHIBITS

We have filed certain exhibits to our Form 20-F filed with the SEC, which are available for perusal at: www.sec.gov.

ITEM 19 – EXHIBITS

1.1
Memorandum of Association of Israel Chemicals Ltd. (unofficial translation from original Hebrew) (Incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (file no. 333- 198711), as amended) filed with the Securities and Exchange Commission on September 12, 2014).
https://www.sec.gov/Archives/edgar/data/941221/000104746914007594/a2221184zex-3_1.htm

1.2
Articles of Association of Israel Chemicals Ltd. (unofficial translation from original Hebrew) (Incorporated by reference to Exhibit 3.2 to our registration statement on Form F-1 (file no. 333- 198711), as amended) filed with the Securities and Exchange Commission on September 12, 2014).
https://www.sec.gov/Archives/edgar/data/941221/000104746914007594/a2221184zex-3_2.htm

2.1	Description of securities registered under Section 12 of the Exchange Act
4.1
Dead Sea Concession Law, 1961 (and the Deed of Concession, dated as of May 31, 1961, between the State of Israel and Dead Sea Works, Ltd. set out as a schedule thereto) (unofficial translation from original Hebrew) (Incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (file no. 333- 198711), as amended) filed with the Securities and Exchange Commission on September 12, 2014).
https://www.sec.gov/Archives/edgar/data/941221/000104746914007594/a2221184zex-10_1.htm

4.2
Amended Equity Compensation Plan (2014), dated June 2016 (unofficial translation from original Hebrew) (Incorporated by reference to Exhibit 4.4 our annual report on Form 20-F (file no. 001-13742) for the year ended December 31, 2016, filed with the Securities and Exchange Commission on March 16, 2017).
https://www.sec.gov/Archives/edgar/data/941221/000095010317002509/dp73837_ex0404.htm

4.3	Compensation Policy for Directors and Officers, as adopted in May 2019 and approved by shareholders in June 2019.
4.4
Agreement between the Israeli Ministry of Finance and Dead Sea Works Ltd. dated as of July 8, 2012 relating to salt harvesting at the Dead Sea (Incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (file no. 333- 198711), as amended) filed with the Securities and Exchange Commission on September 12, 2014).
https://www.sec.gov/Archives/edgar/data/941221/000104746914007594/a2221184zex-10_6.htm

4.5
Registration Rights Agreement, dated September 12, 2014 by and among Israel Chemicals Ltd. and Israel Corporation Ltd. (Incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (file no. 333- 198711), as amended) filed with the Securities and Exchange Commission on September 12, 2014).
https://www.sec.gov/Archives/edgar/data/941221/000104746914007594/a2221184zex-10_8.htm

4.6
Revolving Credit Facility Agreement, dated March 23, 2015, by and among certain financial institutions, ICL Finance B.V., and Israel Chemicals Ltd. (Incorporated by reference to Exhibit 4.7 to our annual report on Form 20-F (file no. 001-13742) for the year ended December 31, 2015, filed with the Securities and Exchange Commission on March 16, 2016).
https://www.sec.gov/Archives/edgar/data/941221/000095010316011887/dp64071_ex0407.htm

4.7
Purchase and Sale Agreement dated as of December 6, 2017 by and among Amsterdam Fertilizers B.V. BK Giulini, GmbH, ICL Germany Food and Chemical Specialties GmbH, ICL Iberia Limited, SCA, Israel Chemicals Ltd., and SK Invictus Holdings, L.P. (Incorporated by reference to Exhibit 4.7 to our annual report on Form 20-F (file no. 001-13742) for the year ended December 31, 2017, filed with the Securities and Exchange Commission on March 7, 2018).
https://www.sec.gov/Archives/edgar/data/941221/000095010318003092/exhibit_4-7.htm

4.8
Amendment No. 1, dated October 29, 2018 to the Revolving Credit Facility Agreement, dated March 23, 2015, by and among certain financial institutions, ICL Finance B.V., and Israel Chemicals Ltd. (Incorporated by reference to Exhibit 4.8 to our annual report on Form 20-F (file no. 001-13742) for the year ended December 31, 2018, filed with the Securities and Exchange Commission on February 27, 2019).
https://www.sec.gov/Archives/edgar/data/941221/000117891319000693/exhibit_4-8.htm

8.1	List of subsidiaries of Israel Chemicals Ltd.
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Somekh Chaikin, a member of KPMG International, independent registered public accounting firm.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

_______________

ICL has no instrument with respect to long-term debt not listed above under which the total amount of securities authorized exceeds 10% of the total assets of ICL on a consolidated basis.  The Company agrees to furnish to the Securities and Exchange Commission upon request a copy of each instrument with respect to long-term debt not filed as an exhibit to this report.

211  Israel Chemicals Limited

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ISRAEL CHEMICALS LTD.
By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: March 5, 2020

212  Israel Chemicals Limited

Consolidated Financial Statements

As at December 31, 2019

Consolidated Financial Statements as at December 31, 2019

Somekh Chaikin	Telephone	972 3 684 8000
KPMG Millennium Tower	Fax	972 3 684 8444
17 Ha'arba'a Street, PO Box 609	Internet	www.kpmg.co.il
Tel Aviv 61006 Israel

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Israel Chemicals Ltd

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Israel Chemicals Ltd. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the "consolidated financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgment. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the account or disclosures to which they relate.

Evaluation of the useful lives of the long-lived assets associated with Dead Sea Works Ltd. concession

As discussed in Note 19B (1) to the consolidated financial statements, Dead Sea Works Ltd. (hereinafter - DSW) was granted a concession by the Israeli government to utilize the resources of the Dead Sea for a period ending on March 31, 2030, accompanied by a priority right to receive the concession after its expiration, should the Government decide to offer a new concession. In accordance with section 24 (a) of the Supplement to the Concession Law, it is stated that at the end of the concession period all the tangible assets at the concession area will be transferred to the government, in exchange of their amortized replacement value – the value of the assets as if they are purchased as new at the end of the concession period, less their technical depreciation based on their maintenance condition and the unique characteristics of the Dead Sea area. The Company depreciates its long-lived assets over their estimated useful lives, which is defined in terms of the period over which the assets are expected to be used by the Company. The consolidated financial statements were prepared based on the Company's belief that it is more likely than not that DSW will continue to operate its long-lived assets for their remaining useful lives, which extend beyond the term of the current concession period, by obtaining the renewed concession or by operating the assets for an alternative concession holder. The consolidated depreciation expenses in 2019, relating to the assets located within the concession area, amounted to approximately $100 million.

We identified the evaluation of the useful lives of the long-lived assets associated with DSW's concession (hereinafter – the relevant assets) as a critical audit matter. Specifically, challenging auditor judgment was required to evaluate the Company’s determination that the useful lives of the relevant assets exceed the current concession period based on the expectation that DSW will continue to operate the relevant assets beyond the term of the current concession period. Changes in the estimated useful lives of the relevant assets could have a significant effect in reducing the depreciation expenses of these assets. A high degree of auditor judgment was required in evaluating the Company's estimate regarding the useful lives of the relevant assets as there is a high degree of uncertainty relating to concession renewal or to changes of concession holder.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s long-lived assets process, including controls over the determination of useful lives. We evaluated the Company's estimate regarding the useful lives of the relevant assets by examining its analysis of potential alternatives of operating the assets for an alternative concession holder, as well as considering relevant publicly available information, such as, the Concession Law and the report released by the Israeli Ministry of Finance regarding the actions that the government should take towards the end of the concession period.

Evaluation of uncertain tax treatments under the Law for Taxation of Profit from Natural Resources

As discussed in Note 16E to the consolidated financial statements, the Law for Taxation of Profits from Natural Resources in Israel (the Law) is a new law that entered into effect with respect to the bromine, phosphate and magnesium minerals in 2016 and with respect to the potash mineral in 2017.

No regulations have yet been issued under the Law (except regarding advances on account of tax payments regulations published in July 2018), no circulars have been published and no court decisions have been rendered as to the implementation of this new Law. The subsidiaries Dead Sea Works, Dead Sea Bromine and Dead Sea Magnesium (hereinafter - the Subsidiaries) financial statements, serve as a basis for the mineral based financial reports required to be filed for tax calculations under the Law. Such calculations involve interpretations and assumptions on a number of significant matters, which require management’s judgment. For purposes of the Law, the Company's position is that the Subsidiaries' carrying amount of the property, plant and equipment, for the purpose of the preparation of the mineral based financial reports for 2016 and onward, are presented on the basis of their fair value according to replacement cost (as used assets) method, as were determined by an independent appraiser, on the date the Law entered into effect.

The tax authority’s position could be materially different, even in very significant amounts, as a result of different interpretations regarding the implementation of the Law, including regarding matters other than the carrying amount for natural resources tax purposes of the property, plant and equipment. Should the Company’s tax position regarding the carrying amount of property, plant and equipment on the basis of fair value on the date the Law entered into effect is rejected by the Israeli tax authority, meaning measurement of the property, plant and equipment, for this purpose, should have been in accordance with historical depreciated cost, the result would be an increase in the Company’s tax liabilities in an aggregate amount of approximately $180 million for the years 2016 through 2019. The Company believes that it is more likely than not that its position will be accepted.

We identified the evaluation of uncertain tax treatments under the Law as a critical audit matter. The interpretation of the Law required the Company to make judgments and assumptions, which in turn led to a high degree of auditor judgment. Specifically, a complex auditor judgment was required in evaluating the Company’s position that the carrying amount of the Subsidiaries' property, plant and equipment, in the preparation of the tax based financial reports should be on the basis of fair value on the date the Law entered into effect.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s uncertain tax treatments process, including controls related to the interpretation of new tax laws and the Company's application in the tax provision estimation process. We read letters received directly from the Company’s external legal counsel that evaluated the Company's interpretation of the Law. In addition, we involved tax professionals with specialized skills and knowledge who assisted in evaluating the Company’s interpretation of the Law and its potential impact on the tax provision.

KPMG Somekh Chaikin
We have served as the Company’s auditor since 2006.
Tel Aviv, Israel
March 4, 2020

Somekh Chaikin, a partnership registered under the Israeli partnership
Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Consolidated Statements of Financial Position as at December 31

	2019	2018
Note	$ millions	$ millions

Current assets
Cash and cash equivalents		95	121
Short-term investments and deposits		96	92
Trade receivables		778	990
Inventories	6	1,312	1,290
Other receivables	7,13	403	295
Total current assets		2,684	2,788

Non-current assets
Investments at fair value through other comprehensive income		111	145
Deferred tax assets	16	109	122
Property, plant and equipment	10	5,331	4,663
Intangible assets	11	652	671
Other non-current assets	9,13,17	286	387
Total non-current assets		6,489	5,988

Total assets		9,173	8,776

Current liabilities
Short-term credit	14	420	610
Trade payables		712	715
Provisions	18	42	37
Other current liabilities	13,15	587	647
Total current liabilities		1,761	2,009

Non-current liabilities
Long-term debt and debentures	14	2,181	1,815
Deferred tax liabilities	16	341	297
Long-term employee liabilities	17	575	501
Provisions	18	202	229
Other non-current liabilities		52	10
Total non-current liabilities		3,351	2,852

Total liabilities		5,112	4,861

Equity
Total shareholders’ equity	20	3,925	3,781
Non-controlling interests		136	134
Total equity		4,061	3,915

Total liabilities and equity		9,173	8,776

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income for the Year Ended December 31

	2019	2018	2017
Note	$ millions	$ millions	$ millions

Sales	21	5,271	5,556	5,418
Cost of sales	21	3,454	3,702	3,746

Gross profit		1,817	1,854	1,672

Selling, transport and marketing expenses	21	767	798	746
General and administrative expenses	21	254	257	261
Research and development expenses	21	50	55	55
Other expenses	21	30	84	90
Other income	21	(40)	(859)	(109)

Operating income		756	1,519	629

Finance expenses		220	214	229
Finance income		(91)	(56)	(105)

Finance expenses, net	21	129	158	124

Share in earnings of equity-accounted investees		1	3	-

Income before income taxes		628	1,364	505

Provision for income taxes	16	147	129	158

Net income		481	1,235	347

Net gain (loss) attributable to the non-controlling interests		6	(5)	(17)

Net income attributable to the shareholders of the Company		475	1,240	364

Earnings per share attributable to the shareholders of the Company:	23

Basic earnings per share (in dollars)		0.37	0.97	0.29

Diluted earnings per share (in dollars)		0.37	0.97	0.29

Weighted-average number of ordinary shares outstanding:	23

Basic (in thousands)		1,278,950	1,277,209	1,276,072

Diluted (in thousands)		1,282,056	1,279,781	1,276,997

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income for the Year Ended December 31

2019	2018	2017
$ millions	$ millions	$ millions

Net income	481	1,235	347

Components of other comprehensive income that will be reclassified subsequently to net income
Currency translation differences	(20)	(95)	152
Net change in fair value of cash flow hedges transferred to the statement of income	(38)	-	-
Effective portion of the change in fair value of cash flow hedges	42	-	-
Tax relating to items that will be reclassified subsequently to net income	(1)	-	5
	(17)	(95)	157

Components of other comprehensive income that will not be reclassified to net income
Net changes of investments at fair value through other comprehensive income *	10	(58)	(57)
Actuarial gains (losses) from defined benefit plans	(75)	56	(17)
Tax relating to items that will not be reclassified to net income	10	(3)	3
	(55)	(5)	(71)

Total comprehensive income	409	1,135	433

Comprehensive income (loss) attributable to the non-controlling interests	4	(9)	(13)

Comprehensive income attributable to the shareholders of the Company	405	1,144	446

*
As of January 1, 2018, ICL applies IFRS 9, Financial Instrument, according to which, gain and losses from investments at fair value through other comprehensive income are recognized in other comprehensive income and are never reclassified to profit or loss.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
$ millions

For the year ended December 31, 2019
Balance as at January 1, 2019	546	193	(424)	(17)	(260)	3,743	3,781	134	3,915

Share-based compensation	-	5	-	7	-	-	12	-	12
Dividends	-	-	-	-	-	(273)	(273)	(2)	(275)
Comprehensive income	-	-	(18)	13	-	410	405	4	409
Balance as at December 31, 2019	546	198	(442)	3	(260)	3,880	3,925	136	4,061

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (cont'd)

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
$ millions

For the year ended December 31, 2018
Balance as at January 1, 2018	545	186	(333)	30	(260)	2,691	2,859	71	2,930

Share-based compensation	1	7	-	11	-	-	19	-	19
Dividends	-	-	-	-	-	(241)	(241)	(1)	(242)
Capitalization of subsidiary debt	-	-	-	-	-	-	-	73	73
Comprehensive income (loss)	-	-	(91)	(58)	-	1,293	1,144	(9)	1,135
Balance as at December 31, 2018	546	193	(424)	(17)	(260)	3,743	3,781	134	3,915

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (cont'd)

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
$ millions

For the year ended December 31, 2017
Balance as at January 1, 2017	544	174	(481)	79	(260)	2,518	2,574	85	2,659

Share-based compensation	1	12	-	3	-	-	16	-	16
Dividends	-	-	-	-	-	(177)	(177)	(1)	(178)
Comprehensive income (loss)	-	-	148	(52)	-	350	446	(13)	433

Balance as at December 31, 2017	545	186	(333)	30	(260)	2,691	2,859	71	2,930

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows for the Year Ended December 31

2019	2018	2017
$ millions	$ millions	$ millions

Cash flows from operating activities
Net income	481	1,235	347
Adjustments for:
Depreciation and amortization	443	403	390
(Reversal of) impairment losses on fixed assets	(10)	17	28
Exchange rate and interest expenses, net*	153	81	173
Share in earnings of equity-accounted investees	(1)	(3)	-
Gain from divestiture of businesses	-	(841)	(54)
Capital gain	(12)	-	-
Share-based compensation	12	19	16
Deferred tax expenses (income)	67	76	(46)
	652	(248)	507

Change in inventories	(72)	(115)	57
Change in trade receivables	199	(101)	57
Change in trade payables	(58)	(34)	94
Change in other receivables*	5	(3)	(36)
Change in other payables*	(194)	(48)	(175)
Change in employee benefits	(21)	(66)	(4)
Net change in operating assets and liabilities	(141)	(367)	(7)

Net cash provided by operating activities	992	620	847

Cash flows from investing activities
Investments in deposits, net	(2)	(3)	(65)
Purchases of property, plant and equipment and intangible assets	(576)	(572)	(457)
Proceeds from divestiture of businesses net of transaction expenses	-	902	6
Proceeds from sale of equity-accounted investees	-	-	168
Dividends from equity-accounted investees	3	2	3
Proceeds from sale of property, plant and equipment	50	2	12
Net cash provided by (used in) investing activities	(525)	331	(333)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(273)	(241)	(237)
Receipt of long-term debt	657	1,746	966
Repayment of long-term debt	(689)	(2,115)	(1,387)
Short-term credit from banks and others, net	(183)	(283)	147
Other	(2)	(1)	-
Net cash used in financing activities	(490)	(894)	(511)

Net change in cash and cash equivalents	(23)	57	3
Cash and cash equivalents as at the beginning of the year	121	83	87
Net effect of currency translation on cash and cash equivalents	(3)	(24)	(2)
Cash and cash equivalents included as part of assets held for sale	-	5	(5)
Cash and cash equivalents as at the end of the year	95	121	83

* Immaterial adjustment of comparable data.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont'd)

Additional Information

For the year ended 31, December
2019	2018	2017
$ millions	$ millions	$ millions

Income taxes paid, net of refunds	120	56	127
Interest paid	115	103	111

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 1 – General

A. The reporting entity

Israel Chemicals Ltd. (hereinafter – the Company), is a company domiciled and incorporated in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE). The address of the Company’s registered headquarter is 23 Aranha St., Tel‑Aviv, Israel. The Company is a principle subsidiary of Israel Corporation Ltd., a public company traded on the TASE. The Company together with its subsidiaries, associated companies and joint ventures (hereinafter – the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and Industrial (including food additives). ICL’s products are used mainly in the areas of agriculture, electronics, food, fuel and gas exploration, water purification and desalination, detergents, cosmetics, medicines and vehicles.

The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel interests (see Note 20).

B. Definitions

1.	Subsidiary – a company over which the Company has control and the financial statements of which are fully consolidated with the Company's statements as part of the consolidated financial statements.

2.	Investee company – Subsidiaries and companies, including a partnership or joint venture, the Company's investment in which is accounted for, directly or indirectly, using the equity method.

3.	Related party – As in IAS 24 (2009), “Related Party Disclosures”.

Note 2 - Basis of Preparation of the Financial Statements

A. Statement of compliance with International Financial Reporting Standards

The consolidated financial statements were prepared by ICL in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Boards (IASB).

The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 4, 2020.

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

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 2 - Basis of Preparation of the Financial Statements (cont’d)

C. Basis of measurement

The consolidated financial statements were prepared using the depreciated historical cost basis except for the following assets and liabilities: Financial instruments, derivatives and other assets and liabilities measured at fair value through profit or loss, Financial instruments measured at fair value through other comprehensive income, non-current assets held-for-sale, Investments in associates and joint ventures, deferred tax assets and liabilities, provisions and assets and liabilities in respect of employee benefits.

For further information regarding the measurement of assets and liabilities, see Note 3.

D. Operating cycle

The Company’s regular operating cycle is up to one year. As a result, the current assets and the current liabilities include items for which the realization is intended and anticipated to take place within one year.

E. Use of estimates and judgment

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The evaluation of accounting estimates used in the preparation of ICL’s financial statements requires management of the Company to make assumptions regarding laws interpretations which apply to the Company, circumstances and events involving considerable uncertainty. Management of the Company prepares the estimates based on past experience, various facts, external circumstances, and reasonable assumptions relating to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Notes to the Consolidated Financial Statements as at December 31, 2019

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
Concessions, permits and business licenses
Forecast of obtaining renewed concessions, permits and business licenses which constitute the basis for the Company's continued operations and the Company's expectations regarding the holding of the operating assets by it and / or by a subsidiary until the end of their useful lives
		Impact on the value of the operation, depreciation periods and residual values of related assets.	See Note 19 regarding contingent liabilities.
Recoverable amount of a cash generating unit, among other things, containing goodwill	Expected cash-flow forecasts, discount rate, market risk and the forecasted growth rate.	Change in impairment loss.	See Note 12 regarding impairment testing.
Uncertain tax positions
The extent of the certainty that ICL’s tax positions will be accepted and the risk of it incurring any additional tax and interest expenses. This is based on an analysis of several matters, including interpretations of tax laws and the Company’s experience.
		Recognition of additional income tax expenses.	See Note 16 regarding taxes on income.
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
		Creation, adjustment or reversal of a provision for a claim and/or environmental liability including cost of waste removal/restoration.	See Note 19 regarding contingent liabilities.
Mineral reserves and resource deposits
Quantities and qualities estimated of mineral reserves and resource deposits are based on engineering, economic and geological data that is compiled and analyzed by the Company’s engineers and geologists.
		Impact on the useful life of the assets relating to the relevant activity.	See Note 19 regarding contingent liabilities.
Post-employment employee benefits	Actuarial assumptions such as the discount rate, future salary increases and future pension changes.	An increase or decrease in the post-employment defined benefit obligation.	See Note 17 regarding employee benefits.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

F. Changes in accounting policies

1.          Initial application of IFRS 16, Leases (hereinafter – “IFRS 16” or the "Standard")

As from January 1, 2019 ICL applies International Financial Reporting Standard 16, Leases, which replaced International Accounting Standard 17, Leases.

The main effect of the standard’s application is reflected in annulment of the existing requirement from lessees to classify leases as operating (off-balance sheet) or finance leases and the presentation of a unified model for lessees to account for all leases similarly to the accounting treatment of finance leases in the previous standard. In accordance with IFRS 16, for agreements in which the Company is the lessee, the Company recognizes a right-of-use asset and a lease liability at the inception of the lease contract for all the leases in which the Company has a right to control identified assets for a specified period of time, other than exceptions specified in the Standard.

The Company elected to apply the Standard using the retrospective approach, without a restatement of comparative data.

Application of the Standard did not have a material effect on the Company's financial statements, though it may have an effect on the classification and measurement of future lease transactions.

2.          IFRIC 23, Uncertainty Over Income Tax Treatments (hereinafter – “IFRIC 23”)

IFRIC 23 clarifies how to apply the recognition and measurement requirements of IAS 12 for uncertainties regarding income taxes. According to IFRIC 23, when determining the taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments, the entity should assess whether it is probable that the tax authority will accept its tax position. Insofar as it is probable that the tax authority will accept the entity’s tax position, the entity will recognize the tax effects on the financial statements according to that tax position. On the other hand, if it is not probable that the tax authority will accept the entity’s tax position, the entity is required to reflect the uncertainty in its accounts by using one of the following methods: the most likely outcome or the expected value. IFRIC 23 clarifies that when the entity examines whether or not it is probable that the tax authority will accept the entity’s position, it is assumed that the tax authority with the right to examine any amounts reported to it will examine those amounts and that it has full knowledge of all relevant information when doing so. Furthermore, according to IFRIC 23 an entity has to consider changes in circumstances and new information that may change its assessment. IFRIC 23 also emphasizes the need to provide disclosures of the judgments and assumptions made by the entity regarding uncertain tax positions.

IFRIC 23 is applied using the cumulative effect approach. The application of IFRIC 23 did not have a material effect on the financial statements.

Notes to the Consolidated Financial Statements as at December 31, 2019

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

ICL recognizes goodwill on an acquisition according to the fair value of the consideration transferred including any amounts recognized in respect of non-controlling interest in the acquiree as well as the fair value at the acquisition date of any pre-existing equity right of ICL in the acquiree, less the net amount of the identifiable assets acquired, and the liabilities assumed.

Costs associated with the acquisition that were incurred by ICL in a business combination such as finder’s fees, advisory, legal, valuation and other professional or consulting fees, other than those associated with an issue of debt or equity instruments connected to the business combination, are expensed in the period the services are received.

2.	Subsidiaries

Subsidiaries are entities controlled by ICL. The financial statements of the subsidiaries are included in the consolidated financial statements from the date control commenced until the date control ceases to exist. The financial statements of subsidiaries have been changed when necessary to align them with the accounting policies adopted by ICL.

3.	Non-controlling interests

Non-controlling interests comprise of the subsidiary's equity that cannot be attributed, directly or indirectly, to the parent company. Profit or loss and any part of other comprehensive income are allocated to the owners of the Company and the non-controlling interests, even if the result is a negative balance of non-controlling interests.

Measurement on the date of the business combination – Non‑controlling interests that are instruments that give rise to a present ownership interest and entitle the holder to a share of net assets in the event of liquidation (for example: ordinary shares), are measured at the date of the business combination at either fair value, or at their proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

Transactions with non-controlling interests, while retaining control - are accounted for as equity transactions. Any difference between the consideration paid or received and the change in non‑controlling interests is included in the share of the owners of the company directly in a separate category in equity.

Notes to the Consolidated Financial Statements as at December 31, 2019

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

5.	Transactions eliminated in consolidation

Intra-group balances, transactions, unrealized income and expenses and gains and losses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

6.	Investment in associated companies and joint ventures

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

The assets and liabilities of foreign operations, including goodwill and fair value adjustments from acquisition, are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income and are presented in equity in the foreign currency translation reserve (hereinafter –Translation Reserve).

When the foreign operation is a non-wholly-owned subsidiary of the Company, then the relevant proportionate share of the foreign operation translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in the Translation Reserve is reclassified to profit or loss as a part of the gain or loss on disposal.

Notes to the Consolidated Financial Statements as at December 31, 2019

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

Initial recognition of financial assets:

ICL initially recognizes trade receivables and debt instruments issued on the date that they are originated and for all other financial assets at the trade date in which ICL becomes a party to the contractual provisions of the instrument. A financial asset is initially measured at fair value plus direct transaction costs.

Derecognition of financial assets:

When the contractual rights of ICL to the cash flows from the asset expire, or when ICL transfers the rights to receive the contractual cash flows and substantially all the risks and rewards of ownership of the financial asset. When ICL retains substantially all the said risks and rewards, it continues to recognize the financial asset.

Classification of financial assets into categories and the accounting treatment of each category:

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

Notes to the Consolidated Financial Statements as at December 31, 2019

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

Financial assets at fair value through profit or loss - are subsequently measured at fair value. Net gains and losses, including any interest income or dividend income, are recognized in profit or loss (other than certain derivatives designated as hedging instruments).

Investments in equity instruments at fair value through other comprehensive income - are subsequently measured at fair value. Dividends are recognized as income in profit or loss, unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in other comprehensive income and are never reclassified to profit or loss.

2.	Non-derivative financial liabilities

Non-derivative financial liabilities include bank overdrafts, loans and borrowings from banks and others, marketable debt instruments, lease liabilities, and trade and other payables.

ICL initially recognizes debt securities issued on the date that they originated. All other financial liabilities are recognized initially on the trade date at which ICL becomes a party to the contractual provisions of the instrument. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Derecognition of the financial liabilities occur when the obligation of ICL, as specified in the agreement, expires or when it is discharged or cancelled.

Change in terms of debt instruments:

A substantial modification of the terms of an existing financial liability or part of it and an exchange of debt instruments having substantially different terms, between an existing borrower and lender is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. In such cases the entire difference between the amortized cost of the original financial liability and the fair value of the new financial liability is recognized in profit or loss as financing income or expense.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

C. Financial Instruments (cont'd)

2.	Non-derivative financial liabilities (cont'd)

Substantially different terms - if the discounted present value of the cash flows according to the new terms and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability. In addition to the aforesaid quantitative criterion, ICL examines, inter alia, whether there have also been changes in various economic parameters inherent in the exchanged debt instruments (e.g. linkage).

In a non-substantial modification of terms (or exchange) of debt instruments, the new cash flows are discounted using the original effective interest rate, and the difference between the present value of the new financial liability and the present value of the original financial liability is recognized in profit or loss.

Offset of financial instruments:

Financial assets and liabilities are offset, and the net amount is presented in the statement of financial position when, and only when, ICL currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

3.	Derivative financial instruments

ICL holds derivative financial instruments in order to reduce exposure to foreign currency risks, including risks with respect to commodity prices, marine shipping prices, and interest. Derivatives are recognized according to fair value and the changes in value are recorded in the statement of income, except for derivatives used to hedge cash flows. The attributable transaction costs are recorded in the statement of income as incurred.

Cash flow hedges

Changes in the fair value of derivatives used to hedge cash flows, in accordance with the effective portion of the hedge, are recorded through other comprehensive income directly in a hedging reserve. With respect to the non‑effective part, changes in the fair value are recognized in the statement of income. The amount accumulated in the capital reserve is reclassified and included in the statement of income in the same period as the hedged cash flows affected profit or loss under the same line item in the statement of income as the hedged item. Where the hedged item is a non-financial asset, the amount recorded in the capital reserve is added to the book value of the asset, upon recognition thereof.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued. The cumulative gain or loss remains in other comprehensive income and is presented in the hedging reserve in equity until the forecasted transaction occurs or is no longer expected to occur and then is reclassified to the statements of income.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

C. Financial Instruments (cont'd)

4.	CPI-linked assets and liabilities not measured at fair value

The value of index-linked financial assets and liabilities, which are not measured at fair value, is re-measured every period in accordance with the actual increase/ decrease in the CPI.

5.	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects. Incremental costs directly attributable to an expected issuance of an equity instrument are deducted from the equity upon the initial recognition of the equity instruments or are amortized as financing expenses in the statement of income when the issuance is no longer expected to take place.

Treasury shares - when shares recognized as equity are repurchased by the Group, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus on the transaction is carried to share premium, whereas a deficit on the transaction is deducted from retained earnings.

D. Property, plant and equipment

1.	Recognition and measurement

Property, plant and equipment in the consolidated statements are presented at cost less accumulated depreciation and provision for impairment. The cost includes expenses that can be directly attributed to the acquisition of the asset after deducting the related amounts of government grants. The cost of assets that were self-constructed includes the cost of the materials and direct labor, as well as any additional costs that are directly attributable to bringing the asset to the required position and condition so that it will be able to function as management intended, as well as an estimate of the costs to dismantle, remove and restore, where there is an obligation for such, and capitalized borrowing costs.

Gains and losses on disposal of a property, plant or equipment item are determined by comparing the proceeds from disposal of the carrying amount of the asset and are recognized net in the income statement.

The cost of replacing part of an item of property, plant and equipment and other subsequent costs are recognized as part of the book value of the item, if it is expected that the future economic benefit inherent therein will flow to ICL and that its cost can be reliably measured. The book value of the part that was replaced is derecognized. Routine maintenance costs are charged to the statement of income as incurred.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

D. Property, plant and equipment (cont'd)

2.	Subsequent Costs (after initial recognition)

The cost of replacing part of a fixed asset item and other subsequent expenses are capitalized, if it is probable that the future economic benefits associated with them will flow to ICL and their cost can be measured reliably. The carrying amount of the replaced part of a fixed asset item is derecognized. The costs of day-to-day servicing are expensed as incurred.

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

The estimated useful life for the current period and comparative periods is as follows:

In Years
Land, roads and buildings	15-30
Installations and equipment (1)	8-25
Dikes and evaporating ponds (2)	20-40
Heavy mechanical equipment	5-15
Furniture, vehicles and equipment	3-10

(1)  Mainly 25 years
(2)  Mainly 40 years

The Company reviews, at least at the end of every reporting year, the estimates regarding the depreciation method, useful lives and the residual value, and adjusts them if appropriate. Over the years, the Company has succeeded to extend the useful lives of part of property, plant and equipment items, as a result of investments therein and other current, ongoing maintenance thereof.

Notes to the Consolidated Financial Statements as at December 31, 2019

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

Expenditures for research activities are expensed as incurred. Development expenditures are recognized as intangible asset only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and ICL has the intention and sufficient resources to complete development and to use or sell the asset.

4.	Other intangible assets

Other intangible assets with a defined useful life, are measured according to cost less accumulated amortization and accumulated losses from impairment. Intangible assets with indefinite useful lives are measured according to cost less accumulated losses from impairment.

5.	Subsequent costs

Subsequent costs are recognized as an intangible asset only when they increase the future economic benefit inherent in the asset for which they were incurred. All other costs are charged to the statement of income as incurred.

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

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

E. Intangible Assets (cont'd)

6.	Amortization (cont'd)

The estimated useful life for the current period and comparative periods is as follows:

In Years
Concessions and mining rights – over the balance of the rights granted to the companies
Trademarks	15-20
Technology / patents	7-20
Customer relationships	15-25
Exploration and evaluation assets	8-10
Computer applications	3-10

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

F. Inventories

Inventories are measured at the lower of cost or net realizable value. The cost of the inventories includes the costs of purchasing the inventories and bringing them to their present location and condition. In the case of work in process and finished goods, the cost includes the proportionate part of the manufacturing overhead based on normal capacity. Net realizable value is the estimated selling price in the ordinary course of business, after deduction of the estimated cost of completion and the estimated costs required to execute the sale.

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

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

G. Capitalization of Borrowing Costs

A qualifying asset is an asset that requires a significant period of time to prepare for its intended use or sale. Specific and non-specific borrowing costs are capitalized to qualifying assets during the period required for their completion and establishment, until the time when they are ready for their intended use. Other borrowing costs are charged to "financing expenses" in the statement of income as incurred.

H. Impairment

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

In every reporting period, an examination is made with respect to whether there are signs indicating impairment in the value of ICL’s non-financial assets, other than inventories and deferred tax assets. If such signs exist, the estimated recoverable amount of the asset is calculated. ICL conducts an annual examination, on the same date, of the recoverable amount of goodwill and intangible assets with indefinite useful lives or those that are not available for use – or more frequently if there are indications of impairment.

Assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). Goodwill is not monitored for internal reporting purposes and, accordingly, it is allocated to the Company’s operating segments and not to the cash- generating units, the level of which is lower than the operating segment.

The recoverable amount of an asset or a cash-generating unit is the higher of its value in use or the net selling price (fair value less cost of disposal). When determining the value in use, ICL discounts the anticipated future cash flows according to an after-tax discount rate that reflects the evaluations of the market's participants regarding the time value of money and the specific risks relating to the asset or to the cash-generating unit, in respect of which the future cash flows expected to derive from the asset or the cash-generating unit were not adjusted.

Assets of the Company's headquarters and administrative facilities do not produce separate cash flows and they serve more than one cash-generating unit. Such assets are allocated to cash-generating units on a reasonable and consistent basis and are examined for impairment as part of the examination of impairment of the cash-generating units to which they are allocated.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

H.	Impairment (cont'd)

2.	Non-financial assets (cont'd)

Impairment losses are recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount and are recognized in the statement of income. For operating segments that include goodwill, an impairment loss is recognized when the book value of the operating segment exceeds its recoverable value. Impairment losses in respect of an operating segment are allocated first to reduce the carrying amount of its goodwill and then to reduce the carrying amounts of the other assets of that segment on a proportionate basis.

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

I. Employee Benefits

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

ICL’s obligation to deposit in a defined contribution plan is recorded as an expense in the statement of income in the periods in which the employees provided the services. Contributions to a defined contribution plan, that are due more than 12 months after the end of the period in which the employees render the service, are discounted to their present value.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

I. Employee Benefits (cont'd)

2. Defined benefit plans

Retirement benefit plans that are not defined contribution plans:

ICL’s net obligation is calculated for each plan separately, by estimating the future amount of the benefit to which an employee will be entitled as compensation for services in the current and past periods. The benefit is presented at present value after deducting the fair value of the plan's assets. The discount rate for ICL companies operating in countries having a “deep” market wherein there is a high level of trading in corporate bonds is in accordance with the yield on the corporate bonds, including Israel. The discount rate for ICL companies operating in countries not having a market wherein there is a high level of trading in corporate bonds, as stated above, is in accordance with the yield on government bonds – the currency and redemption date of which are similar to the terms binding ICL. The calculations are performed by a qualified actuary using the projected unit credit method.

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

(2)
The net financing income (expense) is calculated by multiplying the net defined benefit liability (asset) by the discount rate used for measuring the defined benefit liability, as determined at the beginning of the annual reporting period.

(3)	Exchange rate differences;

(4)	Past service costs and plan reduction – the change in the present value of the liability in the current period as a result of a change in post-employment benefits attributed to prior periods.

The difference, as at the date of the report, between the net liability at the beginning of the year plus the movement in the net liability as detailed above, and the actuarial liability less the fair value of the fund assets at the end of the year, reflects the balance of the actuarial income or expenses recognized in other comprehensive income and is recorded in retained earnings. The current interest costs and return on plan assets are recognized as expenses and interest income in the respective financing category. Costs in respect of past services are recognized immediately and without reference to whether the benefits have vested.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

I. Employee Benefits (cont'd)

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

4. Early retirement pay

Early retirement pay is recognized as an expense and as a liability when ICL has clearly undertaken to pay it, without any reasonable chance of cancellation, in respect of termination of employees, before they reach the customary age of retirement according to a formal, detailed plan. The benefits provided to employees upon voluntary retirement are charged when ICL proposes the plan to the employees, it is expected that the proposal will be accepted, and it is possible to reliably estimate the number of employees that will accept the proposal. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value. The discount rate is the yield at the reporting date on high-quality, index-linked corporate debentures, the denominated currency of which is the payment currency, and that have maturity dates approximating the terms of ICL’s obligations.

5. Short‑term benefits

Obligations for short-term employee benefits are measured on a non-discounted basis, and the expense is recorded at the time the service is provided or upon the actual absence of the employee when the benefit is not accumulated (such as maternity leave).

A provision for short-term employee benefits in respect of cash bonuses or profit-sharing plans is recognized for the amount expected to be paid, when ICL has a current legal or implied obligation and it is possible to reliably estimate the obligation.

Classification of employee benefits is determined based on ICL's expectation with respect to full utilization of the benefits and not based on the date on which the employee is entitled to utilize the benefit.

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

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

J. Provisions

A provision is recognized when ICL has a present legal or implied obligation, as the result of an event that occurred in the past, that can be reliably estimated, and when it is expected that an outflow of economic benefits will be required in order to settle the obligation. The provisions are made by means of discounting the future cash flows at a pre-tax interest rate reflecting the current market estimates of the time value of money and the risks specific to the liability, without considering the Company’s credit risk. The book value of the provision is adjusted in every period in order to reflect the amount of time that has elapsed and is recognized as financing expenses. In rare cases where it is not possible to estimate the outcome of a potential liability, no provision is recorded in the financial statements.

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

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

J. Provisions (cont'd)

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

K. Revenue Recognition

Identifying a contract

ICL accounts for a contract with a customer only when the following conditions are met: (a) The parties to the contract have approved the contract and they are committed to satisfying the obligations attributable to them; (b) ICL can identify the rights of each party in relation to the goods or services that will be transferred; (c) ICL can identify the payment terms for the goods or services that will be transferred; (d) The contract has a commercial substance (i.e. the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract); and (e) It is probable that the consideration, to which ICL is entitled to in exchange for the goods or services transferred to the customer, will be collected.

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

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

K. Revenue Recognition (cont'd)

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

L. Government grants

Government grants are recognized initially at fair value when there is reasonable assurance that they will be received, and the Group will comply with the conditions associated with the grant. Unconditional government grants are recognized when the Group is entitled to receive them. Grants that compensate the Group for expenses incurred are presented as a deduction from the corresponding expense. Grants that compensate the Group for the cost of an asset are presented as a deduction from the related assets and are recognized in profit or loss on a systematic basis over the useful life of the asset.

M. Leases

Policy applicable as from January 1, 2019

Determining whether an arrangement contains a lease

On the inception date of the lease, ICL determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In its assessment of whether an arrangement conveys the right to control the use of an identified asset, ICL assesses whether it has the following two rights throughout the lease term: (a)The right to obtain substantially all the economic benefits from use of the identified asset; and (b)The right to direct the identified asset’s use.

For lease contracts that contain non-lease components, such as services or maintenance, that are related to a lease component, ICL elected to account for the contract as a single lease component without separating the components.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

M. Leases (cont'd)

Policy applicable as from January 1, 2019 (cont'd)

Leased assets and lease liabilities:

Contracts that award ICL control over the use of a leased asset for a period of time in exchange for consideration, are accounted for as leases. Upon initial recognition ICL recognizes a liability at the present value of the balance of future lease payments (these payments do not include certain variable lease payments), and concurrently recognizes a right-of-use asset at the same amount of the lease liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease. Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model and depreciated over the shorter of the lease term or useful life of the asset.

ICL has elected to apply the practical expedient by which short-term leases of up to one year and/or leases in which the underlying asset has a low value, are recognized in profit or loss on a straight-line basis, over the lease term, without recognizing an asset and/or liability in the statement of financial position.

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will or will not exercise the option, respectively.

Variable lease payments that depend on an index or a rate, are initially measured using the index or rate existing at the commencement of the lease and are included in the measurement of the lease liability. When the cash flows of future lease payments change as the result of a change in an index or a rate, the balance of the liability is adjusted against the right-of-use asset. Other variable lease payments that are not included in the measurement of the lease liability are recognized in profit or loss in the period in which the event or condition that triggers payment occurs.

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier.

Sale and leaseback:

ICL applies the requirements of IFRS 15 to determine whether an asset transfer is accounted for as a sale. If an asset transfer satisfies the requirements of IFRS 15 to be accounted for as a sale, ICL measures the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount that relates to the right of use retained by ICL. Accordingly, ICL only recognizes the amount of gain or loss that relates to the rights transferred.

If the asset transfer does not satisfy the requirements of IFRS 15 to be accounted for as a sale, ICL continues to recognize the transferred asset and recognizes a financial liability in accordance with IFRS 9, at an amount equal to the transferred proceeds.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

N. Financing Income and Expenses

Financing income includes income from interest on amounts invested, gains from derivative financial instruments recognized in the statement of income, foreign currency gains, gains on changes in the fair value of financial assets at fair value through profit or loss and financing income recorded in relation to employee benefits. Interest income is recognized as accrued, using the effective interest method.

Financing expenses include interest on loans received, securitization transaction costs, losses from derivative financial instruments, changes due to the passage of time in liabilities in respect of defined benefit plans for employees less interest income deriving from plan assets of a defined benefit plan for employees and losses from exchange rate differences. Borrowing costs, which are not capitalized, are recorded in the income statement using the effective interest method.

Gains and losses from exchange rate differences and derivative financial instruments are reported on a net basis.

In the consolidated statements of cash flows, interest received and interest paid, are presented as part of cash flows from operating activities.

O. Taxes on Income

Taxes on income include current and deferred taxes, that are recognized in profit or loss, unless they relate to a business combination or are recognized directly in equity or in other comprehensive income when they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Current taxes also include taxes in respect of prior years and any tax arising from dividends. Current tax assets and liabilities are offset if there is a legally enforceable right and there is intent to settle current tax liabilities and assets on a net basis.

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more likely than not that ICL will have to pay the obligation.

Recognition of deferred taxes relates to temporary differences between the book values of the assets and liabilities for purposes of financial reporting and their value for tax purposes. The Company does not recognize deferred taxes for the following temporary differences: initial recognition of goodwill, initial recognition of assets and liabilities for transactions that do not constitute a business combination and do not impact the accounting income and the income for tax purposes, as well as differences deriving from investments in subsidiaries, investee companies and associated companies that are presented according to the equity method, if it is not expected that they will reverse in the foreseeable future and if ICL controls the date the provision will reverse, whether via sale or distribution of a dividend. The deferred taxes are measured according to the tax rates expected to apply to the temporary differences at the time they are realized, based on the law that was finally legislated or effectively legislated as at the date of the report. Deferred taxes in respect of intra-company transactions in the consolidated financial statements are recorded according to the tax rate applicable to the buying company.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

O. Taxes on Income (cont'd)

Deferred tax assets and liabilities are offset if there is a legally enforceable right and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle on a net basis.

A deferred tax asset is recognized in the books when it is expected that in the future there will be taxable income against which the temporary differences can be utilized. Deferred tax assets are examined at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

ICL could become liable for additional taxes in the case of distribution of intercompany dividends between ICL's companies. These additional taxes are not included in the financial statements as ICL's companies decided not to cause distribution of a dividend that involves additional taxes to the paying company in the foreseeable future. In cases where an investee company is expected to distribute a dividend involving additional tax, the Company records a reserve for expected additional taxes.

P. Earnings per share

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

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

R. Non-current assets and disposal groups held for sale (cont'd)

Any impairment loss on a disposal group is initially allocated to goodwill, and then to remaining assets on a pro rata basis, except that no loss is allocated to assets that are not in the scope of the measurement requirements of IFRS 5 such as: inventories, financial assets, deferred tax assets and employee benefit assets, which continue to be measured in accordance with ICL’s accounting policies. Impairment losses recognized and subsequent gains or losses on remeasurement, are recognized as profit or loss. Gains are not recognized in excess of any cumulative impairment loss. In subsequent periods, depreciable assets classified as held for sale are not depreciated on a periodic basis.

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

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 4 - Determination of Fair Values (cont'd)

C. Liabilities in respect of debentures

The fair value of the liabilities and the debentures is determined for disclosure purposes only and calculated based on the present value of future cash flows in respect of the principal and interest components, discounted at the market rate of interest as at the reporting date. The fair value of marketable debentures is determined based on the stock market prices as at the date of the report.

D. Share-based compensation

The fair value of employee share options and share appreciation rights is measured using the Black and Scholes model, in accordance with the plan (see Note 20). The model’s assumptions include the share price on the measurement date, exercise price of the instrument, expected volatility (based on the weighted‑average historic volatility), the weighted average expected life of the instruments (based on historical experience and general option‑holder behavior), expected dividends, and the risk-free interest rate (based on government debentures).

E. Property, plant and equipment of the subsidiaries Dead Sea Works, Dead Sea Bromine and Dead Sea Magnesium in Israel

The fair value of property, plant and equipment, of the subsidiaries Dead Sea Works, Dead Sea Bromine and Dead Sea Magnesium (hereinafter - the Subsidiaries) was valuated based on the Replacement Cost Methodology under IFRS. This evaluation was performed mainly for the Subsidiaries’ financial statements of 2016 and onward, which serve as a basis for the mineral based financial reports prepared pursuant to the provisions of the Taxation of Natural Resources Law. There is no resulting change in ICL's consolidated financial statements. For further information, see Note 19.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 5 - Operating Segments

A. General

1. Information on operating segments:

ICL is a global specialty minerals and chemicals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model.

Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Innovative Agriculture Solutions.

Industrial Products – Industrial Products segment produces bromine out of a solution that is a by‑product of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several grades of salt, magnesium chloride and some other products. Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

Potash – The Potash segment produces and sells mainly potash, salt, Polysulphate®, magnesium and electricity. Potash is produced in Israel and Spain, using evaporation process to extract potash from the Dead Sea in Israel and conventional mining from an underground mine in Spain. In its Boulby mine in the UK, the Company produces Polysulphate®, which is composed of sulphur, potash, calcium and magnesium. The Company's FertilizerpluS product line is based mainly on Polysulphate®.  The segment also includes magnesium activity under which it produces, markets and sells pure magnesium and magnesium alloys, and also produces chlorine and sylvinite. In addition, the segment sells salt produced in its potash and Polysulphate® underground mines in Spain and the UK, respectively. The Company has a power plant in Sodom, which supplies electricity to ICL companies in Israel (electricity surplus is sold to external customers) and steam to all facilities in the Sodom site.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers.

Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel, while the fourth is situated in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are produced in facilities in Israel, China and Europe.

The Phosphate Solutions segment manufactures pure phosphoric acid by purifying green phosphoric acid. Pure phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as phosphate salts and acids, for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets, such as oral care, cleaning products, paints and coatings, water treatment, asphalt modification, construction, metal treatment and more. The segment's products for the food industry include functional food ingredients and phosphate additives, which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy, beverage and baked goods. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business and produces milk and whey proteins for the food ingredients industry.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 5 - Operating Segments (cont’d)

A. General (cont’d)

1. Information on operating segments: (cont'd)

Innovative Ag Solutions – The Innovative Ag Solutions segment aims to achieve global leadership in specialty agriculture markets by enhancing its global positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Brazil, India and China, by leveraging its unique R&D capabilities, vast agronomic experience, global footprint, backward integration to potash and phosphate and chemistry know-how, as well as seeking M&A opportunities. ICL is working to expand its broad product portfolio of controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid).

The Innovative Ag Solutions segment develops, manufactures, markets and sells fertilizers that are based primarily on nitrogen, potash (potassium chloride) and phosphate. It produces water soluble specialty fertilizers in Belgium, liquid fertilizers and soluble fertilizers in Israel and Spain, and controlled‑release fertilizers in the Netherlands and the United States. ICL's specialty fertilizers business markets its products worldwide, mainly in Europe, Asia, North America, Brazil and Israel.

Other Activities – business activities which include, among other things, ICL’s innovative arm, promoting innovation, developing new products and services as well as digital platforms and technological solutions for farmers and agronomists. These activities are not presented as reportable segments since they do not meet the required quantitative thresholds.

2. Segment capital investments

The capital investments made by the segments, for each of the reporting periods, include mainly property, plant and equipment, as well as intangible assets acquired in the ordinary course of business and as part of business combinations.

3. Inter–segment transfers and unallocated income (expenses)

Segment revenue, expenses and results include inter-segment transfers that are based on transaction prices in the ordinary course of business. This being aligned with the reports that are regularly reviewed by the Chief Operating Decision Maker. The inter-segment transfers are eliminated as part of financial statements consolidation.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 5 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2019

Sales to external parties	1,307	1,330	1,901	699	34	-	5,271
Inter-segment sales	11	164	79	18	3	(275)	-
Total sales	1,318	1,494	1,980	717	37	(275)	5,271

Segment profit	338	289	100	21	19	(7)	760
Other expenses not allocated to the segments							(4)
Operating income							756

Financing expenses, net							(129)
Share in earnings of equity-accounted investees							1
Income before income taxes							628

Implementation of IFRS 16	8	95	113	9	105	9	339
Capital expenditures	66	383	213	21	4	6	693

Depreciation, amortization and impairment	67	149	177	21	22	(3)	433

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 5 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2018

Sales to external parties	1,281	1,481	2,001	719	74	-	5,556
Inter-segment sales	15	142	98	22	5	(282)	-
Total sales	1,296	1,623	2,099	741	79	(282)	5,556

Segment profit	300	315	113	29	9	(13)	753
Other income not allocated to the segments							766
Operating income							1,519

Financing expenses, net							(158)
Share in earnings of equity-accounted investees							3
Income before income taxes							1,364

Capital expenditures	50	356	180	15	1	3	605

Depreciation, amortization and impairment	63	141	172	19	4	21	420

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 5 - Operating Segments (cont’d)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2017

Sales to external parties	1,179	1,258	1,938	671	372	-	5,418
Inter-segment sales	14	125	99	21	12	(271)	-
Total sales	1,193	1,383	2,037	692	384	(271)	5,418

Segment profit	247	198	53	29	127	(2)	652
Other expenses not allocated to the segments							(23)
Operating income							629

Financing expenses, net							(124)
Income before income taxes							505

Capital expenditures	49	270	154	12	19	3	507

Depreciation, amortization and impairment	61	128	172	19	8	30	418

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 5 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of ICL's sales by geographical location of the customer:

2019		2018		2017
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

USA	840	16	903	16	1,091	20
China	802	15	848	15	724	13
Brazil	581	11	656	12	594	11
United Kingdom	347	7	382	7	328	6
Germany	334	6	365	7	378	7
France	257	5	267	5	265	5
Spain	249	5	262	5	264	5
Israel	241	5	223	4	171	3
India	178	3	211	4	200	4
Italy	116	2	125	2	121	2
All other	1,326	25	1,314	23	1,282	24
Total	5,271	100	5,556	100	5,418	100

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 5 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2019
Europe	469	422	712	336	31	(85)	1,885
Asia	399	470	447	118	1	(12)	1,423
North America	353	95	370	95	-	(3)	910
South America	56	327	263	23	-	(1)	668
Rest of the world	41	180	188	145	5	(174)	385
Total	1,318	1,494	1,980	717	37	(275)	5,271

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2018
Europe	473	459	719	362	49	(92)	1,970
Asia	399	519	481	105	2	(18)	1,488
North America	347	107	405	103	24	(8)	978
South America	21	408	264	21	1	(3)	712
Rest of the world	56	130	230	150	3	(161)	408
Total	1,296	1,623	2,099	741	79	(282)	5,556

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 5 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer: (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2017
Europe	456	386	749	326	87	(86)	1,918
Asia	351	433	476	100	3	(21)	1,342
North America	327	116	369	94	282	(13)	1,175
South America	19	347	277	22	5	(4)	666
Rest of the world	40	101	166	150	7	(147)	317
Total	1,193	1,383	2,037	692	384	(271)	5,418

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 5 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of ICL's sales by geographical location of the assets:

For the year ended December 31
2019	2018	2017
$ millions	$ millions	$ millions

Israel	2,815	2,841	2,548
Europe	2,079	2,198	2,119
North America	816	831	1,045
Asia	615	617	583
South America	441	163	167
Others	47	48	48
	6,813	6,698	6,510
Intercompany sales	(1,542)	(1,142)	(1,092)
Total	5,271	5,556	5,418

The following table presents operating income by geographical location of the assets from which it was produced:

For the year ended December 31
2019	2018	2017
$ millions	$ millions	$ millions

Israel	578	526	475
North America	61	74	154
Asia	59	52	8
Europe*	32	834	(45)
Others	22	29	33
Intercompany eliminations	4	4	4
Total	756	1,519	629

* Europe operating income for 2018 includes gain from divestiture of businesses in the amount of $841 million. See Note 8B.

The following table present the non-current assets by geographical location of the assets (*)

For the year ended December 31
2019	2018
$ millions	$ millions

Israel	3,905	3,570
Europe	1,380	1,228
Asia	434	401
North America	333	309
Other	76	59
Total	6,128	5,567

(*) Mainly consist of property, plant and equipment, intangible assets, non-current inventories and lease rights.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 6 – Inventories

As at December 31
2019	2018
$ millions	$ millions

Finished products	800	772
Work in progress	326	258
Raw materials	176	216
Spare parts	127	143
Total inventories	1,429	1,389
Of which:
Non-current inventories. mainly raw materials (presented in non-current assets)	117	99
Current inventories	1,312	1,290

Note 7 - Other Receivables

As at December 31
2019	2018
$ millions	$ millions

Government institutions	98	108
Current tax assets	87	79
Financial asset at amortized cost *	67	-
Prepaid expenses	51	52
Investments at fair value through other comprehensive income	40	-
Other	60	56
	403	295

* See Note 8B.

Note 8 - Investments in Subsidiaries

A.	Non-controlling interests in subsidiaries

The following tables present information with respect to non-controlling interests in a Group subsidiary, YPH JV (at the rate of 50%), before elimination of inter-company transactions. The information includes fair value adjustments that were made on the acquisition date, other than goodwill and presented without adjustments for the ownership rates held by the Group.

2019	2018
$ millions	$ millions

Current assets	151	192
Non-current assets	346	318
Current liabilities	150	225
Non-current liabilities	103	49
Equity	244	236

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 8 - Investments in Subsidiaries (cont'd)

A.	Non-controlling interests in subsidiaries (cont'd)

2019	2018	2017
$ millions	$ millions	$ millions

Sales	349	387	363
Operating Income (loss)	23	-	(21)
Depreciation and amortization	41	34	34
Operating income before depreciation and amortization	64	34	13
Net Income (loss)	11	(13)	(38)
Total Comprehensive income (loss)	8	3	(26)

B.	Business Divestiture

(1)
In March 2018, the Company completed the sale transaction of the fire safety and oil additives business to SK Invictus Holding L.P. for a consideration of $1,010 million, $953 million in cash and $57 million in the form of a loan (financial asset). As a result, in the income statement for 2018, the Company recorded a capital gain of $841 million (net of transaction expenses), under "other income".

(2)
As part of the Company's strategy to divest low synergy businesses, in June 2019, the Company entered into an agreement with a third party to sell part of its real estate in Germany (hereinafter - the Assets), which are associated with non-core activities, for a consideration of $13 million. The Company completed the sale transaction's at the end of 2019. As a result, in the second quarter of 2019, the Company partially reversed the assets' impairment loss incurred in 2015 and recognized an income in the amount of $10 million, under "other income" in the statement of Income ($7 million after tax).

C.	Business Acquisition

As part of ICL's goal to further enhance its digital service and accelerate its global development roadmap, in February 2020, the Company acquired Growers Holdings, Inc., an innovator in the field of process and data-driven farming for a total consideration of $27 million.

Growers has developed a platform that processes and analyzes data that is collected manually or through machine-generated farm data into focused plans that enhance decision-making capabilities for farmers, agronomists and other agro-professionals.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 9 – Other non-current assets

As at December 31
2019	2018
$ millions	$ millions

Non-current inventories	117	99
Surplus in employees' defined benefit plans	78	73
Financial Derivatives	57	15
Investments in equity-accounted investees	29	30
Lease rights	-	102
Financial asset at amortized cost *	-	59
Other	5	9
	286	387

*See Note 8B.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 10 - Property, Plant and Equipment

Land, roads and buildings	Installations and equipment	Dikes and evaporating ponds	Heavy mechanical equipment	Furniture, vehicles and equipment	Right of use asset	Plants under construction and spare parts for installations (1)	Total
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Cost
Balance as at January 1, 2019	861	6,482	1,975	153	251	-	515	10,237
IFRS 16 initial implementation	-	-	-	-	-	300	-	300
Reclassification of finance lease (2)	-	-	-	-	-	96	-	96
Additions	17	268	65	15	25	39	285	714
Disposals	(69)	(37)	-	(10)	(5)	(11)	-	(132)
Translation differences	(5)	(6)	(5)	-	(1)	(1)	(3)	(21)
Balance as at December 31, 2019	804	6,707	2,035	158	270	423	797	11,194
Accumulated depreciation
Balance as at January 1, 2019	468	3,693	1,139	89	185	-	-	5,574
Depreciation for the year	36	210	89	8	21	51	-	415
Disposals	(45)	(36)	-	(8)	(4)	(9)	-	(102)
Reversal of impairment	(10)	-	-	-	-	-	-	(10)
Translation differences	(4)	(6)	(4)	-	-	-	-	(14)
Balance as at December 31, 2019	445	3,861	1,224	89	202	42	-	5,863

Depreciated balance as at December 31, 2019	359	2,846	811	69	68	381	797	5,331

(1) The additions are presented net of items for which construction has been completed and accordingly were reclassified to other categories in the “property, plant and equipment” section.

(2) Reclassification of finance leases (as defined in IAS 17) from non-current asset to property, plant and equipment.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 10 - Property, Plant and Equipment (cont’d)

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

(1) The additions are presented net of items for which construction has been completed and accordingly were reclassified to other categories in the “property, plant and equipment” section.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 11 - Intangible Assets

A.	Composition

Goodwill	Concessions and mining rights	Trademarks	Technology / patents	Customer relationships	Exploration and evaluation assets	Computer application	Others	Total
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Cost
Balance as at January 1, 2019	331	210	88	75	178	39	87	33	1,041
Additions	-	-	-	-	-	5	12	1	18
Translation differences	(8)	(1)	(2)	-	(2)	-	-	-	(13)
Balance as at December 31, 2019	323	209	86	75	176	44	99	34	1,046
Amortization and impairment losses
Balance as at January 1, 2019	22	68	26	39	105	25	63	22	370
Amortization for the year	-	2	3	5	10	1	5	2	28
Translation differences	(1)	-	(1)	(1)	(1)	-	-	-	(4)
Balance as at December 31, 2019	21	70	28	43	114	26	68	24	394

Amortized Balance as at December 31 ,2019	302	139	58	32	62	18	31	10	652

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 11 - Intangible Assets (cont'd)

A.	Composition (cont’d)

Goodwill	Concessions and mining rights	Trademarks	Technology / patents	Customer relationships	Exploration and evaluation assets	Computer application	Others	Total
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Cost
Balance as at January 1, 2018	348	216	91	80	183	39	76	34	1,067
Additions	-	-	-	1	-	1	13	1	16
Disposals	-	-	-	-	-	-	-	(2)	(2)
Translation differences	(17)	(6)	(3)	(6)	(5)	(1)	(2)	-	(40)
Balance as at December 31, 2018	331	210	88	75	178	39	87	33	1,041
Amortization and impairment losses
Balance as at January 1, 2018	22	63	24	35	94	25	61	21	345
Amortization for the year	-	5	3	5	10	1	4	2	30
Impairment	-	-	-	3	3	-	-	-	6
Disposals	-	-	-	-	-	-	-	(1)	(1)
Translation differences	-	-	(1)	(4)	(2)	(1)	(2)	-	(10)
Balance as at December 31, 2018	22	68	26	39	105	25	63	22	370

Amortized Balance as at December 31 ,2018	309	142	62	36	73	14	24	11	671

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 11 - Intangible Assets (cont'd)

B. Total book value of intangible assets having defined useful lives and those having indefinite useful lives are as follows:

As at December 31
2019	2018
$ millions	$ millions

Intangible assets having a defined useful life	318	332
Intangible assets having an indefinite useful life	334	339
	652	671

Note 12 - Impairment Testing

Impairment testing for intangible assets with an indefinite useful life

Goodwill - The goodwill is not monitored for internal reporting purposes and, accordingly, it is allocated to the Company’s operating segments and not to the cash-generating units, the level of which is lower than the operating segment. The examination of impairment of the carrying amount of the goodwill is made accordingly.

Trademarks - For impairment testing purpose, the trademarks with indefinite useful life were allocated to the cash-generating units, which represent the lowest level within the Company.

The carrying amounts of intangible assets with an indefinite useful life are as follows:

As at December 31
2019	2018
$ millions	$ millions

Goodwill
Phosphate Solutions	123	127
Industrial Products	91	92
Innovative Ag. Solutions	70	71
Potash	18	19
	302	309
Trademarks
Industrial Products, United States	13	13
Phosphate Solutions, United States	12	12
Industrial Products, Europe	7	5
	32	30

	334	339

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 12 - Impairment Testing (cont’d)

Impairment testing for intangible assets with an indefinite useful life (cont’d)

The Company conducted its annual impairment test of goodwill during the fourth quarter and did not identify any impairment. The recoverable amount of the operating segments was determined based on their value in use, which is an internal valuation of the discounted future cash flows generated from the continuing operations of the operating segments.

The future cash flow of each operating segment was based on the segment approved five-year plan, which includes the segment estimations for revenues, operating income and other factors, such as working capital and capital expenditures. The segments' projections were based, among other things, on the assumed sales volume growth rates based on long-term expectations, internal selling prices and raw materials prices based on external data sources, when applicable and relevant.

The key assumptions used to calculate the operating segments' recoverable amounts are the nominal after‑tax discount rate of 8% and the long‑term growth rate of 2%, reflecting the industries and markets the Company is engaged in.

Following are the breakeven discount rates for each segment:

Breakeven nominal after-tax discount rate

Industrial Products	22.8%
Potash	13.2%
Innovative Ag. Solutions	11.4%
Phosphate Solutions	10.6%

Note 13 – Financial Derivative Instruments

As at December 31, 2019		As at December 31, 2018
Assets	Liabilities	Assets	Liabilities
$ millions		$ millions

Included in current assets and liabilities:
Foreign currency and interest derivative instruments	10	(5)	13	(16)
Derivative instruments on energy and marine transport	1	(3)	-	(5)
	11	(8)	13	(21)
Included in non-current assets and liabilities:
Foreign currency and interest derivative instruments	57	(6)	15	-

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 14 - Credit from Banks and Others

A.	Composition

As at December 31
2019	2018
$ millions	$ millions

Short-term credit
From financial institutions	358	544
Current maturities
Long-term loans from financial institutions	13	32
Lease Liability	49	-
Long-term loans from others	-	34
	62	66
Total Short-Term Credit	420	610
Long- term debt and debentures
Loans from financial institutions	408	377
Long term lease liability	300	-
Other loans	29	35
	737	412
Less – current maturities
From financial institutions	13	32
Lease liability	49	-
From others	-	34
	62	66
	675	346
Marketable debentures	1,231	1,195
Non-marketable debentures	275	274
	1,506	1,469
Total Long- term debt and debentures	2,181	1,815

For additional information, see Note 22.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 14 - Credit from Banks and Others (cont’d)

B. Yearly movement in Credit from Banks and Others (*)

As at December 31
2019	2018
$ millions	$ millions

Balance as at January 1	2,442	3,227
Changes from financing cash flows
Receipt of long-term debt	657	1,746
Repayment of long-term debt	(689)	(2,115)
Repayment of short-term credit, net	(183)	(283)
Interest paid	(115)	(103)
Total net financing cash flows	(330)	(755)
Implementation of IFRS 16	353	-
Effect of changes in foreign exchange rates	48	(63)
Other changes	46	33
Balance as at December 31	2,559	2,442

(*) The balance includes Short-term credit, derivatives used for accounting hedging, loans and debentures and interest payables.

C. Maturity periods

Following are the future maturity periods of the credit and the loans from banks and others, including debentures (net of current maturities):

As at December 31
2019	2018
$ millions	$ millions

Second year	368	17
Third year	161	273
Fourth year	142	113
Fifth year	799	308
Sixth year and thereafter	711	1,104
	2,181	1,815

For additional information, see Note 14F.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 14 - Credit from Banks and Others (cont'd)

D. Restrictions on the Group relating to the receipt of credit

As part of the loan agreements the Group has signed, various restrictions apply including financial covenants, a cross‑default mechanism and a negative pledge.

Set forth below is information regarding the financial covenants applicable to the Company as part of the loan agreements and the compliance therewith:

Financial Covenants (1)	Financial Ratio Required under the Agreement	Financial Ratio December 31,
2019

Total shareholder's equity	Equity greater than $2,000 million	$3,925 million
Ratio of EBITDA to the net interest expenses	Equal to or greater than 3.5	10.5
Ratio of the net financial debt to EBITDA	Less than 3.5	1.8
Ratio of certain subsidiaries loans to the total assets of the consolidated company	Less than 10%	4%

(1)
Examination of compliance with the above‑mentioned financial covenants is based on the Company's consolidated financial statements. As at December 31, 2019, the Company complies with all of its financial covenants.

E. Sale of receivables under securitization transaction

In 2015, the Company and certain Group subsidiaries (hereinafter – the Subsidiaries) signed a series of agreements regarding a securitization transaction with three international banks (hereinafter – the Lending Banks) for the sale of their trade receivables to a foreign company which was established specifically for this purpose and which is not owned by ICL (hereinafter – the Acquiring Company).

The Company's policy is to utilize the securitization limit based on its cash flow needs, alternative financing sources and market conditions. The current securitization agreement will expire in July 2020. Under the agreements, ICL undertook to comply with a financial covenant whereby the ratio of net debt to EBITDA will not exceed 3.5 If ICL does not meet with this ratio, the Acquiring Company can discontinue acquiring new trade receivables (without affecting the existing acquisitions). As at the date of the report, ICL meet the above financial covenant.

The Acquiring Company finances acquisition of the debts by means of a loan received from a financial institution, which is not related to ICL. As at December 31, 2019, the amount of the securitization framework is $350 million.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 14 - Credit from Banks and Others (cont'd)

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

Based on the above terms, the securitization of trade receivables does not meet the conditions for derecognition of financial assets prescribed in International Standard IFRS 9, regarding Financial Instruments – Recognition and Measurement, since the Group did not transfer all the risks and rewards deriving from the trade receivables. Therefore, the receipts received from the Acquiring Company are presented as a financial liability as part of the short-term credit. As of December 31, 2019, utilization of the securitization facility and trade receivables within this framework amounted to $ 261 million (December 31, 2018 - $332 million).

The value of the transferred assets (which is approximately their fair value), fair value of the associated liabilities and net position are as follows:

Year ended December 31,
2019	2018	2017
$ millions	$ millions	$ millions

Carrying amount of the transferred assets	261	332	331
Fair value of the associated liabilities	261	332	331
Net position *	-	-	-

* Less than $1 million.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 14 - Credit from Banks and Others (cont'd)

F. Information on material loans and debentures outstanding as at December 31, 2019:

Instrument type	Loan date	Original principal (millions)	Currency	Carrying amount ($ millions)	Interest rate	Principal repayment date	Additional information
Loan-Israeli institutions	November 2013	300	Israeli Shekel	69	4.74%	2015-2024 (annual installment)	Partially repaid
Debentures (private offering) – 3 series	January 2014	84 145 46	U.S Dollar	84 145 46	4.55% 5.16% 5.31%	January 2021 January 2024 January 2026
Debentures - Series D	December 2014	800	U.S Dollar	183	4.50%	December 2024	(1)
Debentures - Series E	April 2016	1,569	Israeli Shekel	452	2.45%	2021- 2024 (annual installment)
Loan - others	April 2019	200	Chinese Yuan	29	5.23%	April 2021
Debentures - Series F	May 2018	600	U.S Dollar	596	6.38%	May 2038	(1)
Loan - European Bank	December 2018	70	U.S Dollar	70	Libor + 0.66%	December 2021
Loan - European Bank	May 2019	30	U.S Dollar	30	Libor + 0.80%	May 2024

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 14 - Credit from Banks and Others (cont'd)

F. Information on material loans and debentures: (cont’d)

Additional Information:

(1)
In July 2019 the credit rating company Fitch Ratings revised the Company’s rating outlook from “stable” to “positive”, while reaffirming the Company’s international credit rating BBB-. Fitch reaffirmed the BBB- rating for the Company’s senior debentures, redeemable at an interest of 4.5% (Debentures Series D), outstanding principal amount of $183 million due in 2024, and the Company’s senior debentures, redeemable at an interest of 6.375% (Debentures Series F), outstanding original principal amount of $600 million due in 2038.

In July 2019, the credit rating agency S&P ratified the Company’s international credit rating, BBB- with a stable rating outlook.

(2)
On January 2, 2020 the company completed an ILS 380 million (about $110 million) placement of series G unsecured debentures (hereinafter - Series G) in Israel. The principal of Series G shall be payable in thirteen consecutive unequal annual payments, to be paid, on December 30 of each of the years 2022 through 2034. 64% of the principal will be paid on December 30, 2034. Series G carries an annual coupon of 2.4% paid in semiannual installments on June 30 and December 30 of each year, commencing June 30, 2020. The series G have been rated "ilAA" by Standard & Poor's Maalot rating agency. The interest rate on Series G will increase by 0.25% above the base interest rate for any rating level decrease starting at a rating of "ilA and reaching a maximum cumulative interest rate increase of 1% upon reaching a rating of "ilBBB".

The interest rate on the series G debentures will also increase by 0.25%, beginning on the first business day following the publication of the Company’s financial reports indicating that the Company’s equity has fallen below $2,000 million (hereinafter, the Equity Threshold), until the earlier of (a) the full repayment of the unpaid balance of the series G debentures or (b) the date of publication of the Company’s financial reports indicating that the Company’s equity is at or above the Equity Threshold, provided that the total increase in the interest rate due to the provisions of this and the prior sentence shall not exceed 1.00% in the aggregate.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 14 - Credit from Banks and Others (cont'd)

G. Credit facilities:

Issuer	Group of international banks (1)	European bank
Date of the credit facility	March 2015	December 2016
Date of credit facility termination	March 2023, March 2024	May 2024
The amount of the credit facility	USD 1,100 million	USD 100 million
Credit facility has been utilized	USD 230 million	USD 100 million
Interest rate	Up to 33% use of the credit: Libor/Euribor + 0.70%. From 33% to 66% use of the credit: Libor/Euribor + 0.80% 66% or more use of the credit: Libor/Euribor + 0.95%	70 million dollar-Libor + 0.66% 30 million dollar-Libor + 0.80%
Loan currency type	USD and Euro loans	USD loans
Pledges and restrictions	Financial covenants - see Section D, a cross-default mechanism and a negative pledge.	Financial covenants - see Section D and a negative pledge.
Non-utilization fee	0.21%	0.00%

(1)
In November 2019, the credit facility was reduced from $1,200 to $1,100 and in addition, part of the banks agreed to extend the maturity of $900 million credit facility from March 2023 to March 2024. As at December 31, 2019, the company has $870 million of unutilized long-term credit lines.

H. Pledges and Restrictions Placed in Respect of Liabilities

1) The Group has undertaken various obligations in respect of loans and credit lines from banks, including a negative pledge, whereby the Group committed, among other things, in favor of the lenders, to limit guarantees and indemnities to third parties (other than guarantees in respect of subsidiaries) up to an agreed amount of $550 million. The Group has also committed to grant loans only to subsidiaries and to associated companies, in which it holds at least 25% of the voting rights – not more than stipulated by the banks' agreement. ICL has further committed not to grant any credit, other than in the ordinary course of business, and not to register any charges, including rights of lien, except those defined in the agreement as “liens permitted to be registered” on its existing and future assets and income. For further information regarding the covenants in respect of these loans and credit lines, see item D above.

2) As at December 31, 2019, total guarantees the Company provided were $85 million.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 15 – Other Current Liabilities

As at December 31
2019	2018
$ millions	$ millions

Employees	294	284
Current tax liabilities	78	112
Accrued expenses	64	85
Governmental (mainly in respect of royalties) (1)	50	61
Others	101	105
	587	647

(1)	See Note 19.

Note 16 - Taxes on Income

A. Taxation of companies in Israel

1. Income tax rates

Presented hereunder are the Israeli statutory tax rates relevant to the Company in the years 2017–2018 and after:

2017 – 24%

2018 and after 23%

The current taxes for the periods reported are calculated in accordance with the tax rates shown above.

2. Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter – the Encouragement Law)

a) Beneficiary Enterprises

The production facilities of some of the Company’s subsidiaries in Israel (hereinafter – the Subsidiaries) have received “Beneficiary Enterprise” status under the Encouragement law after Amendment No. 60 to the Law published in April 2005. The benefit granted to the Company is mainly a preferred tax rate.

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

As at December 31, 2019, the temporary difference related to distribution of a dividend from exempt income, in respect of which deferred taxes were not recognized, is in the amount of about $705 million of distributable amount and about $176 million of related taxes.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 16 - Taxes on Income (cont’d)

A. Taxation of companies in Israel (cont’d)

2. Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (cont’d)

a) Beneficiary Enterprises (cont'd)

Under the “Ireland” track, the company paid a reduced tax rate of 11.5% as of 2008 on parts of its income. The benefit deriving from the "Ireland" track ended in 2017, other than with respect to a single entity in Israel for which entitlement will end in 2021, assuming the entity will generate sufficient taxable income by then.

The part of taxable income entitled to benefits at reduced tax rates is calculated based on the ratio of the turnover of the “Beneficiary Enterprise” to the Company’s total turnover. The turnover attributed to the “Beneficiary Enterprise” is generally calculated according to the increase in the turnover compared to a “base” turnover, which is the average turnover in the three years prior to the year of election of the “Beneficiary Enterprise”.

b) Preferred Enterprises

In December 2010, the Israeli Knesset approved the Economic Policy Law for 2011‑2012, whereby the Encouragement law, was amended (hereinafter – the Amendment). The Amendment is effective from January 1, 2011 and its provisions apply to preferred income derived or accrued by a Preferred Enterprise, as defined in the Amendment, in 2011 and thereafter.

The Amendment does not apply to an Industrial Enterprise that is a mine, or any other facility for production of minerals or a facility for exploration of fuel. Therefore, ICL plants that are defined as mining plants and mineral producers will not be able to take advantage of the tax rates included as part of the Amendment.

The tax rates applicable to Preferred Enterprises in Israel as of FY 2016 and onwards are:

1)	Preferred Enterprises located in Development Area A – 7.5%.

2)	Preferred Enterprises located in the rest of the country – 16%.

In November 2015, the Economic Efficiency Law was passed by the Knesset, which expanded the exception to all of the Enterprise’s activities up to the time of the first marketable product (for additional details – see Section 4 below). Nonetheless, tax benefits to which a Beneficiary Plant was entitled were not cancelled in respect of investments up to December 31, 2012. Therefore, such plants are able to utilize the tax benefits in respect of qualifying investments made up to December 31, 2012, in accordance with the provisions of the old law.

It is further provided in the Amendment that tax will not apply to a dividend distributed out of preferred income to a shareholder that is an Israeli‑resident company. A dividend distributed out of preferred income to a shareholder that is an individual or a foreign resident is subject to tax at a rate of 20%, unless a lower tax rate applies under a relevant treaty for prevention of double taxation.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 16 - Taxes on Income (cont’d)

A. Taxation of companies in Israel (cont’d)

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

b)
The Industrial Enterprises owned by some of the Company's Israeli subsidiaries have a common line of production or similar industrial branch activity and, therefore, they file, together with the Company, a consolidated tax return in accordance with Section 23 of the Law for the Encouragement of Industry. Accordingly, each of the said companies is entitled to offset its tax losses against the taxable income of the other companies.

4. The Law for Taxation of Profits from Natural Resources

The Law for Taxation of Profits from Natural Resources (hereinafter – the Law), is effective since January 1, 2016. The government take on natural resources in Israel includes three elements: Royalties, Natural Resources Tax and Corporate Income Tax. The highlights of the Law are set forth below:

Royalties:

In accordance with the Mines Ordinance, the rate of the royalties, in connection with resources produced from the quarries, will be 5%. For production of phosphates, the royalty rate is 5% of the value of the quantity produced.

Imposition of Natural Resources Tax:

The Natural Resources Tax is applied for all minerals from 2016 and for Potash from 2017. The tax base, which will be calculated for every mineral separately, is the mineral’s operating income in accordance with the accounting statement of income, to which certain adjustments will be made.

The taxable profit is based on the mineral operating income, as adjusted, after a deduction of 5% of the mineral’s year end working capital, and an amount that reflects a yield of 14% on the value of property, plant and equipment used for production and sale of the quarried material (hereinafter –Yield).

On the tax base, as stated, a progressive tax will be imposed at a rate to be determined based on the Yield in that year. For a Yield between 14% and 20%, Natural Resources Tax will be imposed at the rate of 25%, while yield in excess of 20% will be subject to Natural Resources Tax at the rate of 42%. In years in which the Natural Resources Tax base is negative, the negative amount will be carried forward from year to year and will constitute a tax shield in the succeeding tax year. The above computations, including the right to use prior years’ losses, are made separately, without taking into account setoffs, for each natural resource production and sale activity.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 16 - Taxes on Income (cont'd)

A. Taxation of companies in Israel (cont'd)

4. The Law for Taxation of Profits from Natural Resources (cont’d)

Imposition of Natural Resources Tax: (cont'd)

Limitations on the Natural Resources Tax – the Natural Resources Tax will only apply to profits deriving from the actual production and sale of each of the following resources: potash, bromine, magnesium and phosphates, and not to the profits deriving from the downstream industrial activities. Calculation of the Natural Resources Tax will be made separately for every mineral mining concession. Nonetheless, regarding Magnesium, it was provided that commencing from 2017, upon sale of carnalite by DSW to Magnesium and reacquisition of a Sylvinite by‑product by DSW, Magnesium will charge DSW $100 per tonne of potash which is produced from the Sylvinite (linked to the CPI).

A mechanism was provided for determination of the market price with respect to transactions in natural resources executed between related parties in Israel, as well as a mechanism for calculation of the manner for allocation of the expenses between the production and sale of the natural resource, on the one hand, and the downstream activities, on the other hand.

Regarding the bromine resource, the Natural Resources Tax will apply in the same manner in which it applies to the other natural resources, except with respect to the manner of determining the transfer price of bromine in sales made to related parties in and outside of Israel which use the bromine for bromine compounds manufacturing. This bromine price shall be determined according to the higher of the following:

1)	Actual price in the sale transaction.

2)	A price which will keep an operating profit with the bromine compounds manufacturer of 12% out of the revenue it generates from bromine compounds sales.

Regarding the phosphate resource, the sale price of phosphate sold to related parties for purposes of downstream manufacturing activities in every tax year, shall be the higher of:

1)	Actual price in the sale transaction.

2)	A price which will keep an operating profit with the downstream products manufacturer of 12% out of the revenue it generates from downstream phosphate made of products sales.

3)	The production and operating costs attributable to a unit of phosphate.

The Company took an alternative tax filing position, according to which, all the Dead Sea minerals should be taxed as a unified mineral under the above-mentioned mechanism as the natural resource that is used by the company is the Dead-Sea brine.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 16 - Taxes on Income (cont'd)

4. The Law for Taxation of Profits from Natural Resources (cont’d)

Corporate income Tax:

The Law for Encouragement of Capital Investments was revised such that the definition of a “Plant for Production of Quarries” will include all the plant’s activities up to production of the first marketable natural resource, of potash, bromine, magnesium and phosphates. Accordingly, activities involved with production of the resource will not be entitled to tax benefits under the Law, whereas activities relating to downstream products, such as bromine compounds, acids and fertilizers, will be entitled to tax benefits under the Law.

The Natural Resource Tax will be deductible from the Company's taxable income and the Company will pay the Corporate Tax on the balance as is customary in Israel.

B. Taxation of non-Israeli subsidiaries

Subsidiaries incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence. The principal tax rates applicable to the major subsidiaries outside Israel are as follows:

Country	Tax rate	Note
Brazil	34%
Germany	29%
United States	26%	(1)
Netherlands	25%	(2)
Spain	25%
China	25%
United Kingdom	19%	(3)

(1)
In 2017, the U.S. government enacted comprehensive tax legislation which significantly revises the future ongoing U.S. federal corporate income tax by, among others, lowering U.S. corporate income tax rates and implementing a territorial tax system, commencing January 2018. The tax rate above is an estimated average and includes federal and states tax. Different rate may apply in each specific state.

(2)	The tax rate in the Netherlands will be reduced to 21.7% commencing 2021.

(3)	The tax rate in the UK will be reduced to 17% commencing April 1, 2020. There are current discussions in the UK to defer this tax reduction.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 16 - Taxes on Income (cont'd)

C. Carried forward tax losses

As at December 31, 2019, the balances of the carryforward tax losses of subsidiaries for which deferred taxes were recorded, is about $181 million (December 31, 2018 – about $477 million).

As at December 31, 2019, the balances of the carryforward tax losses to future years of subsidiaries for which deferred taxes were not recorded, is about $363 million (December 31, 2018 – about $322 million).

As at December 31, 2019, the capital losses for tax purposes available for carryforward to future years for which deferred taxes were not recorded is about $165 million (December 31, 2018 – about $134 million).

As at December 31, 2019, there were no capital losses for tax purposes available for carryforward to future years for which deferred taxes were recorded (December 31, 2018 – about $15 million).

D. Tax assessments

1)
The Company and the main operational companies in Israel (DSW, Rotem, Bromine, DSM, BCL and F&C), along with most of the other companies in Israel, have received final tax assessments up to and including 2011. The main subsidiaries outside of Israel have final tax assessments up to and including 2013 - 2015.

2)
Israel - In December 2018, the Israeli Tax Authorities (hereinafter - the ITA) rejected the company's objection relating an assessment issued to the Company and to certain Israeli subsidiaries, and demanded an additional tax payment, for the years 2012‑2014, in the amount of $83 million. The Company disputes the assessment and filed an appeal to the Jerusalem District Court. In the Company’s estimation, it is more likely than not that the majority of its appeal will be accepted.

3)
The Company's subsidiary in Belgium recognized a notion deduction on its capital, based on its interpretation of the Belgian tax law, which was validated by the Court of Appeals in Belgium. The tax authorities disputed the eligibility of the deduction by appealing to the Supreme Court against the Court of Appeals' resolution and issuing tax assessments in a total amount of $27 million for the years commencing 2010. In May 2019, the Supreme Court decided to cancel the said favorable resolution of the Court of Appeals and instructed that the case will return for further hearing in the Court of Appeals in another district. The Company believes it is more likely than not that its tax position will be accepted.

4)
Spain and Germany - The Company's subsidiaries in those countries were under tax audits for the years 2012-2015, which were concluded in 2019 with no material financial consequences. The full tax liability for those audits was either paid or accrued for in the company books.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 16 - Taxes on Income (cont'd)

E. Uncertain Tax Position

The measurement of the estimated Tax provisions requires judgment related to certain tax positions, which may result in future demand for additional tax payments by the Tax authorities. A tax provision is recorded only when the Company estimates that the chances of its position to be accepted are lower than the chances it will be rejected. It is possible that the tax authorities will demand additional tax payments that are not known to the Company at this stage.

The Law for Taxation of Profits from Natural Resources in Israel (hereinafter – the Law) is a new law that entered into effect with respect to the bromine, phosphate and magnesium minerals in 2016, and with regard to the potash mineral, in 2017. As at the date of the report, no regulations have yet been issued under the Law (except regarding advances on account of tax payments regulations published in July 2018), no circulars have been published and no court decisions have been rendered as to the implementation of this new Law that was imposed, to the best of the Company's knowledge, only on one other company. The subsidiaries Dead Sea Works, Dead Sea Bromine and Dead Sea Magnesium (hereinafter - the Subsidiaries) financial statements, serve as a basis for the mineral based financial reports required to be filed for tax calculation under the Law. Such calculation involves interpretations and assumptions on a number of significant matters, which require management’s judgment.

Based on the Company’s understanding of the law, its position is that the Subsidiaries' carrying amount of the property, plant and equipment, for the purpose of preparation of the mineral based financial reports for 2016 and onward, are presented on the basis of their replacement cost (as used assets), on the date the Law entered into effect. Replacement cost is an accounting method according to International Financial Reporting Standards (IFRS), which are the accepted accounting principles in Israel, applied by the Company and its Subsidiaries. The presentation of property, plant and equipment in the Subsidiaries' financial statements based on the said method is not reflected in the Company's consolidated financial statements.

The Company received an opinion from an independent appraiser regarding the fair value of the property, plant and equipment of the Subsidiaries, which was based on the Replacement Cost methodology (as used assets) and estimated at about $6 billion as at December 31, 2015.

The operating income, as reported in the latest "excess profit report" for taxation of profits from natural resources for 2018 (with required adjustments as defined in the law), attributed to Bromine operation and Potash operation in the Dead Sea, was about $26 million and about $265 million (reflecting an average realized potash prices of about $270 per-tonne), respectively. At such level of operating income, a value of the property, plant and equipment, of above $0.3 billion for the Bromine mineral and above $2.4 billion for the Potash mineral (approximately an aggregate of $2.7 billion), would result in no natural resources tax liability. Had the Company chosen to measure property, plant and equipment under the depreciated historical cost alternative accounting method (also allowed by IFRS), the amount according to which is about $2 billion as at December 31, 2018, the level of an average realized potash price of about $220 per‑tonne would result in no natural resources tax liability. According to CRU published data, at the end of February 2020, the spot prices of granular potash imported to Brazil were $240 per‑tonne (which would imply an average realized Potash price of about $220 per-tonne).

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 16 - Taxes on Income (cont'd)

E. Uncertain Tax Position (cont'd)

Given the mineral's price environment, its effect on the profitability of the Subsidiaries and after deduction of a 14% allowed deductible on the balance of property, plant and equipment, as stated in the law and based on the replacement cost, as at December 31, 2019, no natural resources tax liability was payable.

The tax authority's positions could be materially different, even in very significant amounts, as a result of different interpretations regarding the implementation of the Law, including regarding matters other than the carrying amount for natural resources tax purposes of the property, plant and equipment. If the above‑mentioned tax position regarding the carrying amount of the property, plant and equipment is rejected by the Israeli tax authority, meaning measurement of the property, plant and equipment, for this purpose, should have been in accordance with depreciated historical cost, the result would be an increase in the company's tax liabilities in an aggregate amount of about $180 million for the years 2016-2019.

The Company believes that it is more likely than not that its position will be accepted.

In addition to the aforementioned Taxation Law applied on the Company's minerals in the Dead Sea, there is also an obligation to pay royalties to the Israeli government, which in 2019 amounted to $102 million.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 16 - Taxes on Income (cont'd)

F. Deferred income taxes

1. The composition of the deferred taxes and the changes therein, are as follows:

In respect of financial position				In respect of carry forward tax losses	Total
Depreciable property, plant and equipment and intangible assets	Inventories	Provisions for employee benefits	Other
$ millions

Balance as at January 1, 2018	(291)	28	84	19	64	(96)
Changes in 2018:
Amounts recorded in the statement of income	(123)	(2)	(6)	-	55	(76)
Amounts recorded to a capital reserve	-	-	(3)	2	-	(1)
Translation differences	2	-	(1)	(1)	(2)	(2)
Balance as at December 31, 2018	(412)	26	74	20	117	(175)
Additions in respect of business combinations
Amounts recorded in the statement of income	(14)	8	3	-	(64)	(67)
Amounts recorded to a capital reserve	-	-	10	-	-	10
Translation differences	1	-	-	-	(1)	-
Balance as at December 31, 2019	(425)	34	87	20	52	(232)

2. The currencies in which the deferred taxes are denominated:

As at December 31
2019	2018
$ millions	$ millions

Euro	44	22
British Pound	16	21
U.S Dollar	(1)	(7)
Israeli Shekels	(285)	(204)
Other	(6)	(7)
	(232)	(175)

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 16 - Taxes on Income (cont'd)

G. Taxes on income included in the income statements

1.  Composition of income tax expenses (income(

For the year ended December 31
2019	2018	2017
$ millions	$ millions	$ millions

Current taxes	91	53	208
Deferred taxes	61	76	(23)
Taxes in respect of prior years	(5)	-	(27)
	147	129	158

2.  Theoretical tax

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates in Israel (see A(2) above) and the tax expense presented in the statements of income:

For the year ended December 31
2019	2018	2017
$ millions	$ millions	$ millions

Income before income taxes, as reported in the statements of income	628	1,364	505
Statutory tax rate (in Israel)	23%	23%	24%
Theoretical tax expense	144	314	121
Add (less) – the tax effect of:
Tax benefits deriving from the Law for Encouragement of Capital Investments net of natural Resources Tax	(8)	(20)	(4)
Differences deriving from additional deduction and different tax rates applicable to foreign subsidiaries	(15)	(186)	23
Tax on dividend	2	-	18
Deductible temporary differences (including carryforward losses) for which deferred taxes assets were not recorded and non–deductible expenses	17	24	15
Taxes in respect of prior years	(5)	-	(27)
Impact of change in tax rates	-	-	(13)
Differences in measurement basis (mainly ILS/USD)	15	(11)	18
Other differences	(3)	8	7
Taxes on income included in the income statements	147	129	158

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 16 - Taxes on Income (cont'd)

H. Taxes on income relating to items recorded in equity

For the year ended December 31
2019	2018	2017
$ millions	$ millions	$ millions

Tax recorded in other comprehensive income
Actuarial gains from defined benefit plan	10	(3)	3
Change in investments at fair value through other comprehensive income	(1)	-	5
Taxes in respect of exchange rate differences on equity loan to a subsidiary included in translation adjustment	1	2	(5)
Total	10	(1)	3

Note 17 - Employee Benefits

A. Composition

Composition of employee benefits:

As at December 31
2019	2018
$ millions	$ millions

Fair value of plan assets	583	518
Termination benefits	(105)	(111)
Defined benefit obligation	(1,004)	(860)
	(526)	(453)

Composition of fair value of the plan assets:

As at December 31
2019	2018
$ millions	$ millions

Equity instruments
With quoted market price	237	200
Without quoted market price	10	-
	247	200
Debt instruments
With quoted market price	197	164
Without quoted market price	111	119
	308	283
Deposits with insurance companies	28	35

	583	518

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 17 - Employee Benefits (cont'd)

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

The liabilities relating to employee severance pay rights are covered as follows:

a)
Under collective labor agreements, the Group companies in Israel make current deposits in third parties pension plans for some of the employees. These plans generally provide full severance pay coverage.

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

c)	As to the balance of the liabilities that are not funded, as mentioned above, a provision is recorded in the financial statements based on an actuarial calculation.

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

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 17 - Employee Benefits (cont'd)

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

D. Post-employment retirement benefits

Some of the retirees of the Group companies receive, aside from the pension payments from a pension fund, benefits that are primarily holiday gifts and paid vacations. The companies’ liability for these costs accrues during the employment period. The Group companies include in their financial statements the projected costs in the post-employment period according to an actuarial calculation.

E. Movement in net defined benefit obligation and in its components:

Fair value of plan assets		Defined benefit obligation		Defined benefit obligation, net
2019	2018	2019	2018	2019	2018
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Balance as at January 1	518	631	(860)	(1,068)	(342)	(437)
Income (costs) included in profit or loss:
Current service costs	-	-	(21)	(24)	(21)	(24)
Interest income (expenses)	15	14	(27)	(26)	(12)	(12)
Past service cost	-	-	5	7	5	7
Effect of movements in exchange rates, net	17	(17)	(31)	37	(14)	20
Included in other comprehensive income:
Actuarial gains (losses) deriving from changes in financial assumptions	-	-	(121)	71	(121)	71
Other actuarial gains (losses)	46	(15)	-	-	46	(15)
Change with respect to translation differences, net	9	(19)	(4)	21	5	2
Other movements:
Benefits paid	(32)	(38)	55	73	23	35
Conversion to defined contribution plans	-	(49)	-	49	-	-
Employer contribution	10	11	-	-	10	11
Balance as at December 31	583	518	(1,004)	(860)	(421)	(342)

The actual return (loss) on plan assets in 2019, is $61 million, compared with $(1) million in 2018 and $42 million in 2017.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 17 - Employee Benefits (cont’d)

F. Actuarial assumptions

Principal actuarial assumptions as of the reporting date (expressed as weighted averages):

For the year ended December 31
2019	2018	2017
%	%	%

Discount rate as at December 31	2.1	3.0	2.7
Future salary increases	3.2	3.3	3.2
Future pension increase	2.1	2.2	2.2

The assumptions regarding the future mortality rate are based on published statistics and accepted mortality tables.

G. Sensitivity analysis

Assuming all other assumptions remain constant, the following reasonable possible changes affect the defined benefit obligation as of the date of the financial statements in the following manner:

December 2019
Decrease 10%	Decrease 5%	Increase 5%	Increase 10%
$ millions	$ millions	$ millions	$ millions

Significant actuarial assumptions
Salary increase	16	8	(8)	(16)
Discount rate	(24)	(12)	12	24
Mortality table	(22)	(11)	11	22

H. The Effect of the plans on the Group's future cash flows

The expenses recorded in respect of defined contribution plans in 2019 are $37 million (in 2018 and 2017, $35 million and $37 million, respectively).

The Company’s estimation of the expected deposits in 2020 to funded defined benefit plans is about $9 million.

As at December 31, 2019, the Company estimates that the life of the defined benefit plans, based on a weighted average, is about 14.3 years (2018 – about 13.8 years).

I. Long-term incentive plan

In April 2019, ICL's Board of Directors approved the amendment of the Company's internal long-term incentive framework (hereinafter – New LTI Plan) and accordingly, approved new triennial equity grants for the years 2019-2021, in the form of options exercisable to the Company's ordinary shares. For further information - see Note 20. In addition, a Cash LTI plan was approved, according to which, other senior managers will be awarded with a cash incentive of $32 million in 2022, subject to compliance with certain financial targets over the next three years.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 18 – Provisions

Composition and changes in the provision

Site restoration and equipment dismantling	Legal claims	Other	Total
$ millions	$ millions	$ millions	$ millions

Balance as at January 1, 2019	205	18	43	266
Provisions recorded during the period (1)	11	1	3	15
Provisions reversed during the period	(4)	(8)	(11)	(23)
Payments during the period	(8)	(1)	(3)	(12)
Translation differences	(2)	-	-	(2)
Balance as at December 31, 2019	202	10	32	244

(1)	For additional information, see Note 19.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 19 - Commitments, Concessions and Contingent Liabilities

A. Commitments

(1)
Several of the Group’s subsidiaries have entered into agreements with suppliers for the purchase of raw materials and energy in the ordinary course of business, for various periods ending on December 31, 2036. As of December 31, 2019, the total amount of the commitments under the said purchase periods of the agreements is about $2.24 billion. This item takes into consideration part of the agreements described below.

(2)
Several of the Group’s subsidiaries have entered into agreements with suppliers for the acquisition of property, plant and equipment. As at December 31, 2019, the subsidiaries have capital purchase commitments of about $301 million. This item takes into consideration part of the agreements described below.

(3)
In 2017, Dead Sea Works (hereinafter - DSW) signed an agreement, the cost of which for ICL is $280 million, for the execution of the first stage of the Salt Harvesting Project, with a contracting company Holland Shallow Seas Dredging Ltd., which includes, among other things, the construction of a special dredger that is designed to execute the salt harvesting. The dredger is expected to commence its operation during the year 2020. For further information - see item C(2).

(4)
In 2017, 2018 and 2019, DSW signed agreements with several execution and infrastructure companies, for a total amount of $180 million (out of the total project cost of about $220 million), for construction of a new pumping station (hereinafter - the P-9 Pumping Station). The P-9 Pumping Station is expected to commence its operation during the year 2020. For further information – see item C(2).

(5)
In February 2019, the Company signed agreements for the sale of three office buildings, located in Be'er Sheva, Israel, for a total consideration of $27 million, which were leased back to the Company. As a result, in accordance with IFRS16, in the first quarter of 2019, the Company recognized a capital gain of $11 million and a deferred profit of $8 million which was deducted from the right-to-use asset (reduction in future depreciation expenses).

(6)
In 2012, the Company started the construction of a new cogeneration power station (EPC) in Sodom, Israel, which was fully operational in August 2018. One of the main agreements is the construction agreement with the contracting company Abengoa. In light of the continued violations by Abengoa, in September 2017, the Company notified it of the cancellation of the agreement. In November 2018, following the financial disputes between the Company and Abengoa, the Company announced the initiation of an arbitration proceeding, in accordance with the provisions of the agreement.

Further to discussions held to end the dispute between the Company and Abengoa, in December 2019, the parties signed a settlement agreement under which Abengoa pledged to pay EUR 37 million (approximately $40 million) in quarterly payments over a five-year period, in addition to the EUR 25 million (approximately $28 million) of guarantees previously exercised by the Company. The agreement includes mutual waiver of future claims and suits upon payments completion. As a result, in the fourth quarter of 2019, the Company recognized revenue of $9 million for the expected short-term payments.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 19 - Commitments, Concessions and Contingent Liabilities (cont'd)

A. Commitments (cont'd)

(6)	(cont'd)

The settlement agreement will be brought to the arbitrator by the parties in order to validate it as an arbitration award. The agreement also states that in case Abengoa violates the agreement, the Company will be entitled to apply for enforcement of the arbitration award and, alternatively, to return to the original arbitration proceedings.

(7)
In 2018, the Company entered into two supply agreements with "Tamar" and “Leviathan” reservoir (hereinafter – the Agreements), to secure its gas supply needs until the end of 2025 or until the entry of the “Karish” and “Tanin” reservoirs into service, whichever occurs first. The gas price in the Agreements is in accordance with the gas price formulas stipulated under the government’s gas outline. The Company anticipates that the scope of the annual gas consumption will be about 0.75 BCM.

The Company is entitled to terminate the Agreements in order to start the new agreement with Energean Israel Ltd. (hereinafter – “Energean”), which was signed in December 2017. According to the new agreement, Energean will supply up to 13 BCM of natural gas (NG) over a period of 15 years, amounting to about $1.9 billion. Energean holds licenses for development of the Karish and Tanin gas reservoirs, which are located in Israel’s territorial waters. Supply of the NG is expected to commence, at the earliest, in the first half of 2021, depending on completion of the development and commencement of production of NG from the reservoirs, and will be used for running ICL’s factories and power stations in Israel.

In February 2020, Energean notified its customers, including ICL, of potential delays in supplying NG due to possible impacts on its production as a result of the Coronavirus outbreak in Asia. Energean's notice was issued under the "Force Majeure" section of the GSPA, stating that at this stage it is unable to assess the potential impact on project timeline.

(8)
The Articles of Association of the Company and its Israeli subsidiaries include provisions that permit exemption, indemnification and insurance of the liability of officers, all in accordance with the provisions of the Israeli Companies Law.

The Company, with the approval of the Audit Committee, the Board of Directors and the General Meeting of the shareholders, granted its officers an exemption and letters of indemnification, and also has an insurance policy covering directors and officers. The insurance and the indemnity do not apply to those cases specified in Section 263 of the Israeli Companies Law. The exemption relates to damage caused and/or will be caused, by those officers as a result of a breach of the duty of care to the Company. The amount of the indemnification payable by the Company under the letter of indemnification, in addition to amounts received from an insurance company, if any, for all of the officers on a cumulative basis, for one or more of the events detailed therein, is limited to $300 million. The insurance is renewed annually.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 19 - Commitments, Concessions and Contingent Liabilities (cont'd)

B. Concessions

(1)	Dead Sea Works Ltd. (hereinafter – DSW)

Pursuant to the Israeli Dead Sea Concession Law, 1961 (hereinafter – the Concession Law), as amended in 1986, and the concession deed attached as an addendum to the Concession Law, DSW was granted a concession to utilize the resources of the Dead Sea and to lease the land required for its plants in Sodom for a period ending on March 31, 2030, accompanied by a priority right to receive the concession after its expiration, should the Government decide to offer a new concession.

In accordance with section 24 (a) of the Supplement to the Concession Law, it is stated, among other things, that at the end of the concession period all the tangible assets at the concession area will be transferred to the government, in exchange of their amortized replacement value – the value of the assets as if they are purchased as new at the end of the concession period, less their technical depreciation based on their maintenance condition and the unique characteristics of the Dead Sea area. Pursuant to section 24 (b) of the Supplement to the Concession Law, it is stated that capital investments made 10 years before the concession ends (i.e. April 2020) to the end of the concession period require a prior consent of the Government, unless they can be fully deducted for tax purposes before the end of the concession period. However, the Government's consent to any fundamental investment that may be necessary for the proper operation of the plant, will not be unreasonably delayed or suspended.

In 2015, the Minister of Finance appointed a team to determine the “governmental activities to be conducted towards the end of the concession period”. The public’s comments in this matter were submitted to the team. Based on the interim report and its recommendations published in May 2018, and following a public hearing, in January 2019, the Israeli Ministry of Finance released the final report of the inter-ministry team headed by Mr. Yoel Naveh, former Chief Economist, which includes a series of guidelines and recommendations regarding the actions that the government should take towards the end of the concession period. Since the report includes guiding principles and a recommendation to establish sub‑teams to implement such principles, the Company is unable to assess, at this stage, the concrete implications, or if the recommendations will be implemented in practice, as well as the relevant timing. In addition, there is no certainty as to how the Government will interpret the Concession Law and implement processes accordingly.

In addition, in 2015, the Minister of Finance appointed a team headed by the (former) Accountant General to evaluate the manner in which, according to the current concession, the replacement value of DSW’s tangible assets would be calculated, assuming that these assets would be returned to the government at the end of the concession period. The determination date of the actual calculation is only at the end of the concession period. As far as the Company is aware, this work has not yet been completed.

The consolidated Financial Statements were prepared under management's belief that it is more likely than not, that DSW will continue to operate the relevant assets for their remaining useful lives, which extends beyond the term of the current concession period, by obtaining the renewed concession or by operating the assets for an alternative concession holder. The consolidated depreciation expenses in 2019, relating to the assets located within the concession area, amounted to about $100 million.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 19 - Commitments, Concessions and Contingent Liabilities (cont’d)

B. Concessions (cont’d)

(1)	Dead Sea Works Ltd. (hereinafter – DSW) (Cont’d)

The Company received an opinion from an independent appraiser regarding the fair value of the property, plant and equipment of the subsidiaries DSW, Dead Sea Bromine and Dead Sea Magnesium in Israel (hereinafter – the Subsidiaries). The Opinion was prepared mainly for the Subsidiaries’ financial statements for 2016 and onward, which serve as a basis for the financial reports prepared pursuant to the provisions of the Taxation of Natural Resources Law. The Property, Plant and Equipment value provided in the opinion is based on the Replacement Cost methodology (as used assets) and was estimated at about $6 billion, as at December 31, 2015.

Though the assets assessed for tax purposes and the assets that may be valuated under the Concession Law are highly correlated, there is no complete identity between them. The Company believes that the applied Replacement Cost Methodology used in the opinion for estimating the fair value coincides with the methodology mentioned in the Concession Law for future valuation of the Property, Plant and Equipment upon termination of the concession period. Nevertheless, there could be other interpretations to the manner of implementation of the Concession Law’s provisions with respect to the valuation methodology. Therefore, the estimated value with respect to the Concession Law could materially differ from the value provided in the said opinion, even with respect to the same assets and dates. It is expected that the value of the Property, Plant and Equipment, at the end of the concession period, will change as time passes and as a result of purchase and disposal of assets.

In consideration of the concession, DSW pays royalties to the Government of Israel, calculated at the rate of 5% of the value of the products at the factory gate, less certain expenses.

DSW granted a sub‑concession to Dead Sea Bromine Ltd. (hereinafter – the Bromine Company) to produce bromine and its compounds from the Dead Sea, the expiration date of which is concurrent with the DSW concession. The royalties in respect of the products manufactured by the Bromine Company are received by DSW from the Bromine Company, and DSW then pays them over to the State. Royalties are also paid by Dead Sea Magnesium on the basis of carnallite used for production of magnesium.

Following the State of Israel's claims on underpayment of royalties, in 2011, an arbitration proceeding commenced between the State of Israel and DSW, regarding the manner of calculation of the royalties under the concession.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 19 - Commitments, Concessions and Contingent Liabilities (cont’d)

B. Concessions (cont’d)

(1)	Dead Sea Works Ltd. (hereinafter – DSW) (Cont’d)

The arbitration took place during the years 2011-2019 and included two main steps: determining the applicability, which will form the basis for calculating the royalties, and establish the principles of the financial calculations. Over the years, several rulings have been given by the arbitrators on the disputes between the parties, including: a ruling in which DSW should pay royalties on the sale of downstream products manufactured by companies controlled by ICL; a ruling on the principles of calculating the interest and linkage differences to be added to the principal amounts; and a final arbitration ruling in April 2019, which brought the arbitration proceedings to an end. The final agreements reached relate to both past periods (the years 2000 through 2017 inclusive), and the mechanism to simplify the calculations of royalties to the State relating to the period as of January 1, 2018 and onward.

The total expense relating to the royalties' dispute, for the eighteen years between 2000 and 2017, recognized in the Company's financial statements is $222 million ($14 million in 2019) and $70 million in respect of interest and linkage differences.

(2)	Rotem Amfert Israel (hereinafter – “Rotem”)

Rotem has been mining phosphates in the Negev in Israel for more than sixty years. The mining is conducted in accordance with phosphate mining concessions, which are granted from time to time by the Minister of National Infrastructures, Energy and Water under the Mines Ordinance, by the Supervisor of Mines in his Office (hereinafter – the Supervisor), as well as the mining authorizations issued by the Israel Lands Authority (hereinafter – the Authority). The concessions relate to quarries (phosphate rock), whereas the authorizations cover use of land as active mining areas.

Mining Concessions

Rotem has the following mining concessions:

a)	Rotem Field (including the Hatrurim Field) – valid up to the end of 2021.

b)	Zafir Field (Oron‑Zin) – valid up to the end of 2021.

Mining Royalties

As part of the terms of the concessions in respect of mining of the phosphate, Rotem is required to pay the State of Israel royalties based on a calculation as stipulated in the Israeli Mines Ordinance. In January 2016, in light of a legislative amendment for the implementation of the Sheshinski Committee's recommendations, the royalties' rate was increased from 2% to 5% of the value of the quarried material. According to the amendment, the Supervisor has the option to collect royalties at a higher rate, if he decided to grant a mining right in a competitive process wherein one of the selection indices is the royalty rate.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 19 - Commitments, Concessions and Contingent Liabilities (cont’d)

B. Concessions (cont’d)

(2)	Rotem Amfert Israel (hereinafter – “Rotem”) (cont'd)

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

The Company is working to promote the plan for mining phosphates in Barir field, which is located in the southern part of the South Zohar deposit in the Negev Desert. In 2015, the National Planning and Building Council (hereinafter – the National Council) approved the Policy Document regarding Mining and Quarrying of Industrial Minerals, which included a recommendation to permit phosphate mining in the South Zohar deposit and to advance a detailed National Outline Plan for the Barir field mining site. In January 2018, according to the recommendation of the National Council, the government’s Housing Cabinet approved the National Outline Plan (hereinafter - NOP 14B), which designates the South Zohar deposit, that includes the Barir field mining site, as an area for phosphate mining.

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

In July 2018, a petition was submitted to the Israeli Supreme Court of Justice by the municipality of Arad against the National Council, the Government of Israel, the Ministry of Health, the Ministry of Environmental Protection and Rotem (hereinafter – the Respondents), to revoke the approval of NOP 14B and to order the National Council to discuss the NOP directives while giving proper weight to the health risk.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 19 - Commitments, Concessions and Contingent Liabilities (cont’d)

B. Concessions (cont’d)

(2)	Rotem Amfert Israel (hereinafter – “Rotem”) (cont'd)

In January 2019, the petition submitted by residents of the Bedouin diaspora in the "Arad Valley" was consolidated to the said petition. In February 2019, the Supreme Court decided on a conditional order instructing the Respondents to show cause as to why the Plan should not be returned to the National Council for discussion, considering no methodology was determined for examining health effects and no potential health impact document was presented to the National Council. Following several delays, it was determined that the State should submit its response by March 8, 2020.

In addition to the procedures described above, securing the future of the phosphate mining operations at Rotem depends on obtaining several approvals and permits from the authorities in Israel, as follows:

•
Emission permit under the Israeli Clean Air Act (hereinafter - the Law): In 2018, the Company conducted two risk assessments by external experts regarding the possibility to execute all the clean air tasks required by the emission permit as per their approved timeline. The risk assessments focused on the technical and safety considerations arising from implementation of a large number of parallel projects in an industrial site. The assessments indicated that there is no operational feasibility to implement the full requirements of the permit within the defined timeline, and accordingly the Company is unable to meet the timeline set in the current permit. In 2019, following discussions with the Israeli Ministry of Environmental Protection (hereinafter - MoE), the MoE informed the Company that during the course of discussions to renew Rotem's emission permit, which currently remains unchanged, they will consider the safety constraints, the complexity and multiplicity of projects, as well as the Company's diligence to comply with the present permit conditions and their schedules, while prioritizing projects with significant environmental impact. The Company provided the MoE with its updated projects' outline, schedule and completion status. The Company continuously updates the MoE on its compliance with the updated projects’ outline.

•	Extension of the mining concessions: Rotem has two mining concessions, which are valid until the end of 2021. The Company is working with the relevant authorities to extend the concessions.

•
Extension of a lease agreement: Rotem has two lease agreements in effect until 2024 and 2041 and an additional lease agreement of the Oron plant, which the Company has been working to extend since 2017, by exercising the extension option provided in the agreement.

•
Gypsum Ponds used for accumulation of phosphogypsum fluid - in November 2018, construction and use permits for pond 5 were received until December 31, 2020. The Company is working with the relevant authorities to obtain all the required permits, for the continued operation of the gypsum ponds beyond 2020, in accordance with the requirements set by law and/or instructions of the Planning and Building Committee.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 19 - Commitments, Concessions and Contingent Liabilities (cont’d)

B. Concessions (cont’d)

(2)   Rotem Amfert Israel (hereinafter – “Rotem”) (Cont’d)

•
Finding economically feasible alternatives to the continued mining of phosphate rock in Israel – according to the Company's assessment of economic phosphate reserves in the existing mining areas, the estimated useful life of Rotem's phosphate rock reserves, which are essential for some of our production lines, is limited to only a few years. As described above, the Company is working to obtain permits and approvals which will provide an economic alternative for future mining of phosphate rock in Israel.

The Company believes that it is more likely than not that the said approvals and permits will be granted within a timeframe which will not materially impact the Company's results. Nevertheless, there is no certainty as to the receipt of such approvals and permits and/or the date of their receipt. These approvals and permits depend on active government support, which has been latent recently due to multiple election processes. Failure to obtain these approvals and permits and/or a significant delay in receiving them can lead to a material impact on the Company's business, financial position and results of operations.

As at December 31, 2019, Rotem employs more than 1,500 people, and the overall book value of its property, plant and equipment amounts to about $800 million.

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

A.
The mining rights of a subsidiary in the United Kingdom (hereinafter – ICL Boulby), are based on approximately 114 mining leases and licenses for extracting various minerals, in addition to numerous easements and rights of way from private owners of land under which ICL Boulby operates, and mining rights under the North Sea granted by the British Crown (Crown Estates). This lease with the Crown Estates, includes provisions to explore and exploit all targeted and known Polysulphate mineral resources of interest to ICL Boulby. The said mineral leases cover a total area of about 720 square kilometers (onshore leases totaling around 90 square kilometers and the offshore leases from the Crown Estates covering around 630 square kilometers). As at the date of this report, all the lease periods, licenses, easements and rights of way (hereinafter – the Rights) are effective, some up to June 2020 whereas some will continue up to 2038. The Company is currently in a process of renewing some of the Rights which expire in June 2020 and are still needed for the mining operation or alternatively will seek to obtain ownership of these Rights. The Company believes that it is more likely than not, that it will obtain renewal or ownership of all the needed Rights.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 19 - Commitments, Concessions and Contingent Liabilities (cont’d)

B. Concessions (cont’d)

(4)	United Kingdom (cont'd)

B.
A UK subsidiary from ICL Innovative Ag Solutions segment (hereinafter – Everris UK), has peat mines in the UK (Creca, Nutberry and Douglas Water). Peat is used as a main component for the production of growing media. The Nutberry and Douglas Water mining sites are owned by Everris UK, while the Creca mine is held under a long‑term lease. The mining permits are granted by the local authorities and are renewed after examination of the local authorities. The mining permits were granted up to the end of 2024.

(5)	China

YPH JV holds two phosphate mining licenses that were issued in July 2015, by the Division of Land and Resources of the Yunnan district in China. With reference to the Haikou Mine (hereinafter – Haikou), the mining license is valid up to January 2043, whereas regarding the Baitacun Mine (hereinafter – Baitacun), the mining license expired in November 2018. The mining activities at Haikou are carried out in accordance with the above‑mentioned license. Regarding Baitacun, the Company is examining the option to renew the concession, subject to a phosphate reserves soil survey results and achieving the required understanding with the authorities.

Natural Resources Royalties

With respect to the mining rights, in accordance with China "Natural Resources Tax Law", YPH JV will pay royalties of 8% on the selling price based on the market price of the rock prior to its processing.

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

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 19 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities

(1)	Ecology

A.
In July 2019, an application for approval of a claim as a class action was submitted to the Jerusalem District Court by an Israeli environmental association (hereafter - the Applicant) against 30 defendants, including Fertilizers and Chemicals Ltd., a subsidiary of the Company. The application includes claims relating to air pollution in Haifa Bay (located in northern Israel) and to alleged illness therefrom to the population of the said area. In the framework of the petition, the Applicant requests for declarative relief and the establishment of a mechanism for compensation awards, without specifying their amount, or alternatively, for splitting remedies to allow each group member to sue for damages in a separate proceeding. The Company will submit its response within the framework of the legal proceeding. Considering the early stage of the proceeding, there is a difficulty in estimating its outcome.

B.
In March 2018, an application for certification of a claim as a class action was filed with the District Court in Be’er Sheva by two groups: the first class constituting the entire public in the State of Israel and the second-class constituting visitors of Bokek stream and the Dead Sea (hereinafter – the Applicants), against the subsidiaries, Rotem Amfert Israel and Periclase Dead Sea Ltd. (hereinafter – the Respondents). According to the claim, the Respondents have allegedly caused continuous, severe and extreme environmental hazards through pollution of the “Judea group – Zafit formation” groundwater aquifer (hereinafter – the Aquifer) and the Ein Bokek spring with industrial wastewater, and in doing so the Respondents have violated various provisions of property law and environmental protection law, including the provisions of the Law for Prevention of Environmental Hazards and the Water Law, as well as violations relating to the Torts Ordinance – breach of statutory duty, negligence and unjust profits.

As a result, the Court was requested to order the Respondents to eliminate the proprietary violation in reference to the Aquifer and Bokek stream by restoration thereof and to pay the public compensation in an estimated amount of NIS 1.4 billion (about $405 million). In July 2019, the Respondents filed their response, together with three expert opinions, in which they denied all the Applicant's claims. On February 27, 2020, the District Court in Be'er Sheva accepted the Company's request to postpone the proceedings until a final decision is made with respect to the replacement of the Applicants' counsel. Considering the early stage of the proceedings and due to the preliminary issues, that arise from the request, there is a difficulty in estimating the chances the application will be accepted.

C.
In connection with the 2017 event of the partial collapse of a dyke in Pond 3, which is used for accumulation of phosphogypsum fluid that is created as part of the production processes in Rotem Amfert Israel plants in Israel, as at the reporting date, the event is still being investigated by the Ministry of Environmental Protection and the Nature and Natural Parks Authority. The Company is committed to environmental protection, and for years has worked closely with the Israeli environmental protection authorities to maintain the Negev’s nature in the area of its facilities. Several applications for certification of claims as class actions were filed against the Company (see item D below) contending, among other things, that the Company should bear the restoration costs in the long‑term.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 19 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont'd)

(1)	Ecology (cont'd)

D.
In July and August 2017, three applications for certification of claims as class actions were filed against the Company, as a result of a partial collapse of the dyke in the evaporation pond of Rotem Amfert Israel, which caused contamination of the Ashalim Stream and its surrounding area. The claimants contend that the Company breached various provisions of environmental laws, including, the provisions of the Law for Prevention of Environmental Hazards, the Water Law, provisions of the Torts Ordinance, a breach of statutory duty and negligence. In the framework of the first application, the Court was requested to instruct the Company to rectify the harm caused as a result of its omissions, in order to prevent recurrence of the damage caused as well as to grant a monetary remedy for non‑pecuniary damages. The monetary remedy was not defined, however, according to the claimants, the amount of the personal claim is NIS 1,000 ($289) for each resident of the State of Israel, which totals approximately 8.68 million persons. In the framework of the second application, the Court was requested to grant a monetary remedy in an amount of no less than NIS 250 million ($72 million), and concurrently to award personal compensation in the amount of NIS 2,000 ($578) for each resident of the State of Israel, this being in respect of non‑pecuniary damages. Furthermore, the Court was requested to instruct the Company to comply with the relevant laws and the rules provided thereunder. As part of the third application, the Court was requested to instruct the Company, among other things, to prepare plans for removal of the contamination, restoration of the Ashalim Stream and its surrounding area, for control and prevention of recurrence of the damage caused, to pay monetary relief to the class of injured parties, in the amount of NIS 202.5 million ($59 million), and to provide compensation by means of restoring the natural values impaired and return the area to its former condition.

In May 2018, the Nature and Parks Authority (hereinafter – NPA), filed an application for certification of a class action against the Company, Rotem Amfert Israel and past and present officers of the Company and Rotem Amfert Israel (jointly hereinafter - the Respondents), with respect to the Ashalim incident. According to the NPA, the Respondents, jointly and/or severally, are liable for compensation due to the Ashalim incident, among other things by virtue of the Torts Ordinance and/or unjust profits and by virtue of any other law. In the Application, the Court was requested, among other things, to issue orders, the purpose of which is to take all necessary measures to prevent the recurrence of the environmental hazard, and also to cooperate with the NPA and the State's authorities in order to minimize the ecological and environmental damage in order to allow for the restoration of the nature reserve. Furthermore, the Court was requested to grant monetary relief to the public injured by the ecological and environmental damage, and to grant a monetary relief for the purpose of the restoration of the nature reserve, in the aggregate amount of NIS 397 million (about $115 million).

In conjunction with the aforesaid application, the NPA filed a motion to strike the three applications mentioned above and to prefer the approval application on its behalf, as it argues that it is the most suitable to serve as the representative plaintiff in a class action in this regard, as its application is detailed and well-established as well as the special status conferred upon it under the Class Actions Law, which allows for specific benefits.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 19 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont'd)

(1)  Ecology (cont'd)

In November 2018, the Company was notified that all four applicants had agreed to join efforts and manage the class actions in a joint and coordinated manner, as well as of their consent to take part in a mediation process in an attempt to resolve the disputes outside of court. In January 2020, the parties signed a procedural agreement that regulates the procedure by which the disputes will be addressed in the mediation procedure. Considering the early stage of the proceedings, there is a difficulty in estimating their outcome. The Company is in contact with its insurance carriers to activate the relevant insurance policies.

In May 2018, the Company was served with a motion for discovery and pursual of documents (hereinafter – the Motion), filed with the Tel Aviv District Court, by a shareholder of the Company (hereinafter – the Movant), as a preliminary proceeding in preparation for the possible filing of an application for certification of a multiple derivative action against officers of the Company and Rotem Amfert Israel who, according to the Movant, caused the alleged damages incurred and to be incurred by the Company as a result of the Ashalim incident. In August 2018, the Company submitted its position to the Court. In December 2018, the parties reached an arrangement, according to which, the legal proceedings will be detained until the relevant investigation's materials will be provided to the Company by the investigating authority. As at the date of the report, such investigative materials have not yet been received. Considering the proceedings are in an early stage and even suspended, there is a difficulty in estimating their outcome.

E.
In 2015, a request was filed for certification of a claim as a class action, in the District Court in Tel‑Aviv–Jaffa, against eleven defendants, including a subsidiary, Fertilizers and Chemical Ltd., in respect of claims relating to air pollution in Haifa Bay and for the harm allegedly caused from it to the residents of the Haifa Bay area. The amount of the claim is about NIS 13.4 billion (about $3.8 billion). In the Company’s estimation, based on the factual material provided to it and the relevant court decision, it is more likely than not that the plaintiffs’ contentions will be rejected.

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

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 19 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont'd)

(2)	Increase in level of Pond 5 (hereinafter – the Pond) (cont'd)

The Ein Boqeq and Hamei Zohar hotels, the settlement of Neve Zohar and other facilities and infrastructures are located on the western beach of the Pond. Raising the water level of the Pond above a certain level is likely to cause structural damage to the foundations and the hotel buildings situated close to the water’s edge, to the settlement of Neve Zohar and to other infrastructure located along the western shoreline of the Pond. The described situation required establishment of defenses for the facilities and infrastructure of the hotels located on the shores of the Pond. In order to address this issue, the Government implemented a project for construction of coastline defenses, which was partially financed (39.5%) by DSW. According to the coastline defenses project, the dyke along the western beachfront of the Pond, across from the hotels, is raised, together with, in many places, a system for lowering subterranean. The construction work with respect to the hotels' coastline is complete, and the related dykes have been raised to accommodate the maximal brine level (15.1 meters). The current brine level is 14.8 meters. Nevertheless, there is additional ongoing work on raising the roads level along pond 5.

In 2012, an agreement was signed with the Government of Israel, regarding "Execution and Funding of the Dead Sea Protection Project and Increase of the Royalties Paid to the State" (hereinafter – the Salt Harvesting Project) which purpose is to provide a permanent solution for raising the water level in the Pond and stabilizing of the water therein at a fixed level by harvesting of the salt from this pond and transferring it to the Northern Basin of the Dead Sea. According to the agreement, the planning and execution of the Salt Harvesting Project will be performed by DSW. In addition, the agreement stipulates that starting from January 1, 2017, the water level in the pond will not rise above 15.1 meters. Nevertheless, in the event of a material deviation from the project's timetables, without the Company having violated its obligations, the Company will be permitted to request raising of the water level above the level stated above.

The Company will bear 80% and the Government will bear 20% of the cost of the Salt Harvesting Project. However, the Government's share will not exceed NIS 1.4 billion.

In 2015 and in 2016, the National Infrastructures Committee and the Israeli Government, respectively, approved National Infrastructures Plan 35A (hereinafter – the Plan), which includes the statutory infrastructure for establishment of the Salt Harvesting Project in Pond 5, and construction of the P-9 pumping station in the northern basin of the Dead Sea. The salt dredger, as part of the Salt Harvesting Project, and the P-9 pumping station are expected to commence operations during 2020.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 19 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont’d)

(3)	Spain

A.
The subsidiary in Spain (hereinafter – ICL Iberia) has two potash production centers – Suria and Sallent. As part of an efficiency plan, the Company intends to consolidate the activities of ICL Iberia into one site by means of expanding the Suria production site and discontinuing the mining activities in the Sallent site. The mining activities in Spain require, among other things, an environmental mining license and an urban license.

Sallent site

Environmental mining license – In August 2017, the Mining Authorities issued a new environmental mining license to the Company, which includes a new environmental impact assessment of the Cogulló salt deposit, approved by the Environmental Authorities.

Urban license – In July 2018, the City Council issued an urban license to the Company and the Catalonian government provided its approval to continue piling the salt until June 30, 2019. From then on, the Company ceased to pile salt in Sallent site and instead transfers it to the Suria site.

Suria site

In 2014, ICL Iberia received an urban license followed by an environmental mining license that complies with the new environmental protection regulations in Spain (autoritzacio substantive). In 2018, ICL Iberia obtained an environmental impact assessment, as well as, the new urban permits to expand the capacity of the salt mountain in Suria, which allow to continue piling salt for the following years, until the evacuation solution through a collector is applied.

Restoration plan

In June 2018, a new restoration plan for Suria and Sallent sites, which includes a plan for handling the salt piles and dismantling of facilities, was approved. The restoration plan for the Suria site is scheduled to run up to 2094, whereas for the Sallent site up to 2070.

Regarding the estimation of the projected costs for the closure and restoration of the Sallent site, as part of the restoration solution, the Company is taking action to treat the salt pile, among other things, by utilizing the salt for production and sale for De-icing purposes. The provision for the salt pile treatment is based on a long‑term forecast, covering a period of more than 50 years, along with observed estimates and, accordingly, the actual amount that will be required to restore the Sallent site could change, even significantly, from the amount of the present provision. In the Company’s estimation, the provision in its books reflects the best estimate of the expense required to settle this obligation.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 19 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont’d)

(3)	Spain (cont'd)

B.
In 2016, a court decision was received which determined that ICL Iberia bears sole responsibility for contamination of the water in certain wells in the Suria and Sallent sites (due to an over concentration of salt). In January 2018, claims were received from several owners of the land surrounding the wells, whereby ICL Iberia is required to compensate them for their damages, in the aggregate amount of $22 million. Given the clarity of information regarding the number of final claimants, the content of their claims and the completion of the collection and review of all claim materials, the Company re-evaluated its exposure estimation according to which, it is more likely than not that the Company will be required to compensate the owners in the amount of up to $4 million. As a result, the company reduced its provision and in the fourth quarter recorded a reversal of $7 million under "other income" in the statements of income.

C.
As part of the arbitration proceeding conducted between a Spanish subsidiary and Akzo Nobel Industrial Chemicals B.V. (hereinafter - AkzoNobel), concerning the termination of the partnership agreement between them, in May 2019, AkzoNobel submitted a statement of claim to the Arbitral Tribunal, whereby it seeks to determine that the agreement termination by the Company constitutes an unlawfully breach of contract and therefore it is entitled to enforce the agreement and to be compensated in an immaterial amount. Alternatively, in case it is determined that the agreement is not enforceable, AkzoNobel outlines several different compensation alternatives in the amounts of up to $152 million. The Company believes that the agreement was lawfully terminated and that it is more likely than not that AkzoNobel claims will be rejected.

(4)
In October 2018, a petition was filed to the International Trade Administration of the U.S. Department of Commerce (hereinafter – the Commerce Department) and the U.S. International Trade Commission by a U.S. Magnesium company, to impose antidumping and countervailing duties on imports of magnesium from Israel, on the grounds these imports benefited from subsidization and are sold at less than fair value in the U.S. market. In May and July 2019, the Commerce Department issued preliminary determinations to impose countervailing duty of 7.48% and antidumping duty at a rate of 193.24%, respectively, over Magnesium imports from Israel.

In accordance with U.S. law, the International Trade Commission (ITC) conducted an investigation of injury or threat of injury to the U.S. magnesium industry following the importation of subsidized magnesium from Israel. In December 2019, the ITC unanimously resolved that no material injury or threat of injury has been caused to the magnesium industry in the U.S. by imports of magnesium from Israel. The said ITC decision brings to an end the administrative investigation against the import of magnesium products and also cancels the customs duty rates set by the Commerce Department.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 19 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont’d)

(5)
In connection with the Harmonization Project (one global ERP system), which was discontinued in 2016 by the Company's Board of Directors decision, in December 2018 the Company filed a lawsuit in the Tel Aviv District Court, against IBM Israel, the leading project provider (hereinafter – IBM), in the amount of $300 million (about NIS 1.1 billion), for compensation of the damages incurred to the Company due to IBM’s failure to meet its undertakings within the Project, which led to the failure of the Project. In March 2019, IBM filed its statement of defense, together with a counterclaim against the Company, according to which IBM claims that ICL allegedly refrained from making certain payments, conducted negotiations in bad faith, and terminated the project unilaterally, in a way that harmed IBM's reputation and goodwill and therefore claims an amount of about $53 million (about ILS 186 million), including VAT and interest. In June 2019, the Company filed a statement of defense with respect to the counterclaim in which the Company rejected all of IBM's claims. Considering the early stage of the proceedings and the complexity of the claims, there is a difficulty in estimating their outcome. Nevertheless, the Company believes it is more likely than not IBM's claims in its counterclaim will be rejected.

(6)
In December 2018, an application for certification of a class action was filed with the Tel Aviv District Court against the Company, Israel Corporation, and office holders, including directors who held office during the said dates which are stated in the application, with respect to the manner in which the IT (the Harmonization) project was managed and terminated. According to the allegations made in the Application, the Company failed to properly report negative developments which occurred on certain dates during the said IT project, and such failure caused the company immense financial damages.

The represented class was defined in the application as all those who acquired the Company's share at any time during the period commencing June 11, 2015 and did not sell them until September 29, 2016. The aggregate amount of the claim, for all members of the represented class, is estimated to be between $123 million (about NIS 426 million) for maximal damage, and $8 million (about NIS 26 million), for minimal damage. In April 2019, the Company filed its position to the Court denying the allegations made in the application. In January 2020, the Company filed an application to delay proceedings until a verdict is received in its lawsuit against IBM (see item 5 above). In February 2020, the court accepted the Company's application. Considering the proceedings are in early stages and even suspended, there is a difficulty in estimating the chances the application will be accepted.

(7)
In July 2018, an application for certification of a class action was filed with the Central District Court against the Company and its subsidiaries, Rotem Amfert Israel and Fertilizers and Chemicals Ltd. (jointly hereinafter – the Defendants). The causes of action are the alleged exploitation of the Defendants' monopolistic position to charge consumers in Israel excessive and unfair prices for products classified as "solid phosphate fertilizer" between 2011 and 2018, contrary to the provisions of the Restrictive Trade Practices Law, and unjust profits at the expense of the plaintiff and the represented group. The representative plaintiff is a Kibbutz member who grows various plants and trees in his yard and in a nearby orchard. The represented group includes all the consumers who purchased, directly or indirectly, solid phosphate fertilizer products manufactured by the Defendants, or farming produce fertilized with solid phosphate fertilizer or food products that include such farming produce as stated above, in the years 2011-2018 (hereinafter – the Represented Group).

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 19 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont’d)

According to the statement of claim, the plaintiff requests, among other things, that the Court rules in his favor and in favor of the Represented Group, awarding them compensation for the damages allegedly caused to them, in the total amount of NIS 56 million (about $16 million), based on a calculation pursuant to the "difference test", measuring the difference between the price of a product and its cost, as described in the statement of claim, or in the amount of about NIS 73 million (about $21 million), based on the "comparison test", comparing the price of a product to its price in other markets, as described in the statement of claim. It should be noted that the Company's total sales of solid phosphate fertilizers in Israel during 2017 were negligible. In December 2018, the Company filed its response denying the allegations made in the application. In the Company’s estimation, it is more likely than not that its claims will be accepted.

(8)
In 2015, a petition was filed in the Israeli Court for Water Matters by Adam Teva V’Din - Israeli Association for Environmental Protection (ATD) wherein the Court was requested to order the Government Water and Sewage Authority (hereinafter – the Water Authority) to issue a production license to DSW pursuant to the Water Law with respect to the transfer of water from the Northern Basin of the Dead Sea to the evaporation ponds in the Sea’s Southern Basin. The goal is to regulate and supervise, within the framework of the production license, transfer of the water, as stated, including limitation of the quantities transferred. In August 2016, the Water Authority issued directives to DSW (not in the framework of the production license), after hearing the latter’s position, which included limitations on the quantities of water transferred, as well as mechanisms for reporting of pumping volume.

In August 2019, the court partially accepted the petition stating that the water pumping activity must be regulated by means of a production license as defined in the Water Law and not through the Water Authority's directive, under which the Company operates today. In addition, the court stated that the conditions of the production license should be determined by the Water Authority within six months from the date of the ruling. In February 2020, the court granted the Water Authority's request to extend the production license completion date by one month. The Company estimates that the proceedings in this matter will end without material adverse influence on its operations.

(9)
In 2017, the Israeli Water Law was amended, according to which saline water of the kind produced by Dead Sea plants is charged with water fees. It is the Company’s view, that such charges should not apply to water drawn within the Dead Sea concession area, for various reasons, most notably the provisions of the Concession Law. Nevertheless, in December 2019, the Company received a water bill for 2018 from the Water Authority, setting forth the amount of $9 million to be paid on account of charges for water drawn from all of its wells including in the concession area. In January 2020, the Company submitted its appeal to the Water Authority, objecting to the charges relating to the water drawn within the concession area, which constitute about 60% of the total charge. The Company believes it is more likely than not that the charges will not apply to the water drawn within the concession area. The Company has a sufficient provision in immaterial amounts for the production of water outside the concession area.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 19 - Commitments, Concessions and Contingent Liabilities (cont’d)

C. Contingent liabilities (cont’d)

(10)
In 2017, a decision of the District Court in Beer Sheva was received regarding a dispute between the National Company for Roads in Israel (hereinafter – the Roads Company) and DSW, whereby DSW and the Roads Company will be equally accredited with the restoration of the bridges on Route 90. In light of the decision, the parties filed an appeal and a counter appeal in the Supreme Court. In 2018, the parties agreed to start a mediation process which ended in a settlement that was validated as a court ruling in December 2019. The mediation settlement brought a full, final and complete clearance of all claims, arguments or demands by the parties.

(11)
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

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 20 – Equity

A. Composition:

As at December 31, 2019		As at December 31, 2018
Authorized	Issued and paid	Authorized	Issued and paid

Number of Ordinary shares of Israeli Shekel 1 par value (in millions)	1,485	* 1305	1,485	* 1305

Number of Special State share of Israeli Shekel 1 par value	1	1	1	1

(*) For information regarding the amount of treasury shares, see Note 20.G.(1).

The reconciliation of the number of shares outstanding at the beginning and at the end of the year is as follows:

Number of Outstanding Shares (in millions)

As at January 1, 2018	1,303
Issuance of shares	2
As at December 31, 2018	1,305
Issuance of shares	-
As at December 31, 2019	1,305

B. Rights conferred by the shares

1.
The ordinary shares grant their holders voting rights in General Meetings of the Company, the right to participate in shareholders’ meetings, the right to receive dividends and the right to a share in excess assets upon liquidation of ICL.

2.
The Special State of Israel Share, held by the State of Israel in order to monitor matters of vital interest to the State of Israel, grants special rights to make decisions, among other things, on the following matters:

-	Sale or transfer of Company assets, which are “essential” to the State of Israel, not in the ordinary course of business.

-
Voluntary liquidation, change or reorganization of the organizational structure of ICL or merger (excluding mergers of entities controlled by ICL, directly or indirectly, that would not impair the rights or power of the Government, as holder of the Special State Share).

-	Any acquisition or holding of 14% or more of the issued share capital of ICL.

-
The acquisition or holding of 25% or more of the issued share capital of ICL (including augmentation of an existing holding up to 25%), even if there was previously an understanding regarding a holding of less than 25%.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 20 – Equity

B. Rights conferred by the shares (cont'd)

-
Any percentage of holding of the Company’s shares, which grants its holder the right, ability or actual possibility to appoint, directly or indirectly, such number of the Company’s directors equal to half or more of the Company’s directors actually appointed.

During the second half of 2018, an inter-ministerial team was set up, headed by the Ministry of Finance, whose purpose is, among other things, to regulate the authority and supervision in respect of the Special State of Israel Share, as well as reduce the regulatory burden. In January 2019, the work of this team was put on hold until further notice due to the dissolution of the Knesset and lack of permanent Government. As at the date of the report, the Company is unable to estimate the implications of this process over the Company, if any.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 20 – Equity (cont'd)

C. Share-based payments to employees

1.	Non-marketable options

Grant date	Employees entitled	Number of instruments (thousands)	Issuance's details	Instrument terms	Vesting conditions	Expiration date
August 6, 2014	Officers and senior employees	3,993	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan.
Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company. In case that on the exercise date the closing price of an ordinary share is higher than twice the exercise price (the “Share Value Cap”), the number of the exercised shares will be reduced so that the product of the exercised shares actually issued to an offeree multiplied by the share closing price will equal to the product of the number of exercised options multiplied by the Share Value Cap.
					3 equal tranches: (1) One third on December 1, 2016 (2) One third on December 1, 2017 (3) One third on December 1, 2018	Two years from the vesting date.
December 11, 2014	Former CEO	367
May 12, 2015	Officers and senior employees	6,729		Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	The first and second tranches is at the end of 36 months after the grant date for the third tranche is at the end of 48 months after the grant date.
June 29, 2015	Former CEO	530
	Former Chairman of BOD	404
June 30, 2016	Officers and senior employees	3,035				June 30, 2023
September 5, 2016	Former CEO	625
	Former chairman of BOD	186
February 14, 2017	Former CEO	114				February 14, 2024
June 20, 2017	Officers and senior employees	6,868				June 20, 2024
August 2, 2017	Former chairman of BOD	165

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 20 – Equity (cont'd)

C. Share-based payments to employees (cont'd)

1.	Non-marketable options (cont'd)

Grant date	Employees entitled	Number of instruments (thousands)	Issuance's details	Instrument terms	Vesting conditions	Expiration date
March 6, 2018	Officers and senior employees	5,554	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan.	Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	March 6, 2025
May 14, 2018	CEO	385				May 14, 2025
August 20, 2018	Former chairman of BOD	403				August 20, 2025
April 15, 2019	Officers and senior manager	13.2			2 equal tranches: (1) half at the end of 24 months after the grant date. (2) half at the end of 36 months after the grant date.	5 years after the grant date
June 27, 2019	CEO	3.5
May 29, 2019 *	Chairman of BOD	2.2			2 equal tranches: (1) half at the end of 24 months after the issuance date. (2) half at the end of 36 months after the issuance date.	5 years after the issuance date

* The options were issued upon Mr. Doppelt's entry into office on July 1, 2019.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 20 – Equity (cont'd)

C. Share-based payments to employees (cont'd)

1. Non-marketable options (cont'd)

Additional Information

The options issued to the employees in Israel are covered by the provisions of Section 102 of the Israeli Income Tax Ordinance. The issuance is performed through a trustee under the Capital Gains Track. The exercise price is linked to the CPI that is known as of the date of payment, which is the exercise date. In a case of distribution of a dividend by the Company, the exercise price is reduced on the “ex dividend” date, by the amount of the dividend per share (gross), based on the amount thereof in NIS on the effective date.

The fair value of the options granted in 2014, as part of 2014 equity compensation plan, was estimated using the binomial model for pricing options. The grants in 2015, 2016, 2017, 2018 and 2019 under the 2014 Equity Compensation Plan were estimated using the Black & Scholes model for pricing options. The parameters used in applying the models are as follows:

2014 Plan
Granted 2014	Granted 2015	Granted 2016	Granted 2017	Granted 2018	Granted 2019

Share price (in $)	8.2	7.0	3.9	4.5	4.4	5.4
CPI-linked exercise price (in $)	8.4	7.2	4.3	4.3	4.3	5.3
Expected volatility:
First tranche	29.40%	25.40%	30.51%	31.88%	28.86%	27.85%
Second tranche	31.20%	25.40%	30.51%	31.88%	28.86%	27.85%
Third tranche	40.80%	28.80%	30.51%	31.88%	28.86%	27.85%
Expected life of options (in years):
First tranche	4.3	3.0	7.0	7.0	7.0	4.4
Second tranche	5.3	3.0	7.0	7.0	7.0	4.4
Third tranche	6.3	4.0	7.0	7.0	7.0	4.4
Risk-free interest rate:
First tranche	(0.17)%	(1.00)%	0.01%	0.37%	0.03%	(0.67)%
Second tranche	0.05%	(1.00)%	0.01%	0.37%	0.03%	(0.67)%
Third tranche	0.24%	(0.88)%	0.01%	0.37%	0.03%	(0.67)%
Fair value (in $ millions)	8.4	9.0	4.0	11.3	8.8	7.5
Weighted average grant date fair value per option (in $)	1.9	1.2	1.1	1.6	1.4	1.2

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 20 – Equity (cont'd)

C. Share-based payments to employees (cont'd)

1.	Non-marketable options (cont'd)

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

The cost of the benefit embedded in the options and shares from the Equity Compensation Plan 2014 is recognized in the statement of income over the vesting period of each portion. Accordingly, in 2019, 2018, and 2017, the Company recorded expenses of $12 million, $19 million and $16 million, respectively.

The movement in the options are as follows:

Number of options (in millions)
2014 Plan

Balance as at January 1, 2018	20
Movement in 2018:
Granted during the year	6
Expired during the year	(6)
Forfeited during the year	(1)
Exercised during the year	(1)
Total options outstanding as at December 31, 2018	18
Movement in 2019:
Granted during the year	19
Expired during the year	(3)
Forfeited during the year	(3)
Exercised during the year	(1)
Total options outstanding as at December 31, 2019	30

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 20 – Equity (cont'd)

C. Share-based payments to employees (cont'd)

1. Non-marketable options (cont'd)

The exercise prices for options outstanding at the beginning and end of each period are as follows:

December 31, 2019	December 31, 2018	December 31, 2017

Granted 2014 US Dollar	7.15	6.77	7.43
Granted 2015 US Dollar	-	6.92	7.59
Granted 2016 US Dollar	4.36	4.21	4.68
Granted 2017 US Dollar	4.01	3.89	4.35
Granted 2018 US Dollar	3.99	3.89	-
Granted 2019 US Dollar	5.42	-	-

The number of outstanding vested options at the end of each period and the weighted average exercise price for these options are as follows (*):

December 31, 2019	December 31, 2018	December 31, 2017

Number of options exercisable (In Millions)	12	11	12
Weighted average exercise price in Israeli Shekel	15.19	18.53	22.56
Weighted average exercise price in US Dollar	4.40	4.94	6.51

(*) The share price as of December 31, 2019, is NIS 16.25 and $4.7.

The range of exercise prices for the options outstanding vested at the end of each period are as follows:

December 31, 2019	December 31, 2018	December 31, 2017

Range of exercise price in Israeli Shekel	13.55-24.71	14.26-25.93	15.01-26.3
Range of exercise price in US Dollar	3.92-7.15	3.81-6.92	4.33-7.59

The average remaining contractual life for the outstanding vested options at the end of each period are as follows:

December 31, 2019	December 31, 2018	December 31, 2017

Average remaining contractual life	3.85	3.90	2.60

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 20 – Equity (cont'd)

C. Share-based payments to employees (cont'd)

2.	Restricted shares

Grant date	Employees entitled	Number of instruments (thousands)	Vesting conditions (*)	Instrument terms	Additional Information	Fair value at the grant date (Million)
August 6, 2014	Officers and senior employees	922	3 equal tranches: (1) One third on December 1, 2016 (2) One third on December 1, 2017 (3) One third on December 1, 2018	An issuance for no consideration, under the 2014 Equity Compensation Plan.	The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the grant date (the approval date of the BOD and/or the date of the approval of the General Meeting where required).	8.4
December 11, 2014	Former CEO	86
February 26, 2015	ICL’s Directors (excluding ICL's CEO)	99	3 tranches: (1) 50% will vest August 28, 2015 (2) 25% will vest February 26, 2017 (3) 25% will vest February 26, 2018			0.7
May 12, 2015	Officers and senior employees	1,194	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date			9.7
June 29, 2015	Former CEO	90
	Former Chairman of the BOD	68
December 23, 2015	ICL’s Directors (excluding ICL's CEO & Chairman of the BOD)	121	3 equal tranches: (1) One third on December 23, 2016 (2) One third on December 23, 2017 (3) One third on December 23, 2018			0.5
June 30, 2016	Officers and senior employees	990	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date			4.8
September 5, 2016	Former chairman of BOD	55
	Former CEO	185

(*) The vesting date is subject to the employee entitled continuing to be employed by the Company and the directors continuing to serve in their positions on the vesting date, unless they ceased to hold office due to certain circumstances set forth in sections 231-232a and 233(2) of the Israeli Companies Law.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 20 – Equity (cont'd)

C. Share-based payments to employees (cont'd)

2.	Restricted shares (cont’d)

Grant date	Employees entitled	Number of instruments (thousands)	Vesting conditions (*)	Instrument terms	Additional Information	Fair value at the grant date (Million)
January 3, 2017	ICL’s Directors (excluding ICL's Chairman of the BOD)	146	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	An issuance for no consideration, under the 2014 Equity Compensation Plan. The value includes a reduction of 5% from the value of the equity compensation, pursuant to the decision of the directors in March 2016, to reduce their annual compensation for 2016 and 2017.	The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the grant date (the approval date of the BOD and/or the date of the approval of the General Meeting where required).	0.6
February 14, 2017	Former CEO	38		An issuance for no consideration, under the 2014 Equity Compensation Plan.		0.2
June 20, 2017	Officers and Senior employees	2,211				10
August 2, 2017	Former chairman of BOD	53				0.3
January 10, 2018	ICL’s Directors (excluding ICL's CEO & Chairman of the BOD)	137				0.6
March 6, 2018	Officers and senior employees	1,726				8
May 14, 2018	CEO	121				0.6
August 20, 2018	Former chairman of BOD	47				0.2
	ICL’s Directors (excluding ICL's CEO & Chairman of the BOD)	88	Acceleration at January 2019.			0.4

(*) The vesting date is subject to the employee entitled continuing to be employed by the Company and the directors continuing to serve in their positions on the vesting date, unless they ceased to hold office due to certain circumstances set forth in sections 231-232a and 233(2) of the Israeli Companies Law.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 20 – Equity (cont’d)

C. Share-based payments to employees (cont'd)

2.	Restricted shares (cont’d)

On March 4, 2020, the Company’s HR & Compensation Committee and Board of Directors, respectively, approved an equity grant for 2020 of restricted shares, to directors who serve from time to time (excluding the Chairman of the Board). in a value per grant of ILS310,000 (approximately $105,000). The grant is subject to the approval of our shareholders in the Annual General Meeting that is expected to take place on April 23, 2020.

The restricted shares will vest in three equal tranches: one‑third at the end of 12 months after the grant date, one‑third at the end of 24 months after the grant date and one‑third at the end of 36 months after the grant date. The number of Restricted Shares that will be allocated to each applicable director will be determined according to the closing price of the Ordinary Shares on the TASE on the trading day immediately preceding the date of the Annual General Meeting.

D. Dividends distributed to the Company's Shareholders

Board of Directors decision date to distribute the dividend	Actual date of distribution of the dividend	Gross amount of the dividend distributed (in millions of $)	Net amount of the distribution (net of the subsidiary’s share) (in millions of $)	Amount of the dividend per share (in $)

February 14, 2017	April 4, 2017	57	57	0.04
May 9, 2017	June 20, 2017	34	32	0.03
August 2, 2017	September 13, 2017	32	32	0.02
November 7, 2017	December 20, 2017	57	56	0.04
Total 2017		180	177	0.13
February 13, 2018	March 14, 2018	70	69	0.05
May 10, 2018	June 20, 2018	52	51	0.04
July 31, 2018	September 4, 2018	56	56	0.04
October 31, 2018	December 19, 2018	66	65	0.05
Total 2018		244	241	0.18
February 5, 2019	March 13, 2019	62	61	0.05
May 7, 2019	June 19, 2019	76	75	0.06
July 31, 2019	September 24, 2019	74	73	0.06
November 6, 2019	December 18, 2019	65	64	0.05
Total 2019		277	273	0.22
February 12, 2020 (after the reporting date)*	March 18, 2020	23	22	0.02

(*) The record date is March 4, 2020 and the payment date is March 18, 2020.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 20 – Equity (cont’d)

E. Cumulative translation adjustment

The translation reserve includes all translation differences arising from translation of financial statements of foreign operations.

F. Capital reserves

The capital reserves include expenses for share‑based compensation to employees against a corresponding increase in equity (see section C. above) and change in investment at fair value through other comprehensive income (investment in 15% of the share capital of YYTH, see Note 22.B).

G. Treasury shares

1)	During 2008 and 2009 22.4 million shares were acquired by the Group under a purchase plan, for a total consideration of approximately $258 million. Total shares held by the Group are 24.5 million.

2)
In determining the amount of retained earnings available for distribution as a dividend pursuant to the Israeli Companies Law, the amount of self‑acquisitions (that are presented separately in the “treasury shares” category in the equity section), must be deduct from the balance of the retained earnings.

H. Retained earnings

The retained earnings include actuarial gains (see Note 17.E) and dividends to the shareholders.

Note 21 - Details of Income Statement Items

For the year ended December 31
2019	2018	2017
$ millions	$ millions	$ millions

Sales	5,271	5,556	5,418
Cost of sales
Materials consumed	1,702	1,643	1,504
Cost of labor	766	791	777
Depreciation and amortization	384	384	363
Energy and fuel	340	349	343
Other	262	535	759
	3,454	3,702	3,746

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 21 - Details of Income Statement Items (cont’d)

For the year ended December 31
2019	2018	2017
$ millions	$ millions	$ millions

Selling, transport and marketing expenses
Land and Marine transportation	509	553	497
Cost of labor	133	125	122
Other	125	120	127
	767	798	746
General and administrative expenses
Cost of labor	153	172	170
Professional Services	42	44	49
Other	59	41	42
	254	257	261
Research and development expenses, net
Cost of labor	36	38	40
Other	14	17	15
	50	55	55

For the year ended December 31
2019	2018	2017
$ millions	$ millions	$ millions

Other income
Capital gain	12	841	54
Reversal of Impairment of fixed assets	10	-	-
Reversal of provision for legal claims	7	-	-
Past service cost	5	7	-
Retroactive electricity charges	-	-	6
Insurance compensation	-	-	30
Other	6	11	19
Other income recorded in the income statements	40	859	109
Other expenses
Provision for legal claims	14	31	31
Impairment of fixed assets	-	19	32
Provision for historical waste removal and site closure costs	7	18	-
Provision for early retirement and dismissal of employees	5	7	20
Environment related provisions	-	1	7
Other	4	8	-
Other expenses recorded in the income statements	30	84	90

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 21 - Details of Income Statement Items (cont’d)

For the year ended December 31
2019	2018	2017
$ millions	$ millions	$ millions

Financing income and expenses
Financing income:
Interest income from banks and others	8	3	1
Financing income recorded in relation to employee benefits	-	7	-
Net change in fair value of derivative financial instruments	83	-	104
Net gain from changes in exchange rates	-	46	-
	91	56	105
Financing expenses:
Interest expenses to banks and others	128	117	120
Financing expenses in relation to employees' benefits plans	39	-	38
Banks and finance institutions commissions (mainly commission on early repayment of loans)	-	18	16
Net change in fair value of derivative financial instruments	-	101	-
Net loss from changes in exchange rates	72	-	78
Financing expenses	239	236	252
Net of borrowing costs capitalized	19	22	23
	220	214	229

Net financing expenses recorded in the income statements	129	158	124

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 22 - Financial Instruments and Risk Management

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

B. Groups and measurement bases of financial assets and financial liabilities

As at December 31, 2019
Financial assets			Financial liabilities
Measured at fair value through the statement of income	Measured at fair value through the statement of comprehensive income	Measured at amortized cost	Measured at fair value through the statement of income	Measured at amortized cost
$ millions	$ millions	$ millions	$ millions	$ millions

Cash and cash equivalents	-	-	95	-	-
Short-term investments and deposits	-	-	96	-	-
Trade receivables	-	-	778	-	-
Other receivables	11	40	105	-	-
Investments at fair value through other comprehensive income	-	111	-	-	-
Other non-current asset	57	-	6	-	-
Total financial assets	68	151	1,080	-	-
Short term credit	-	-	-	-	(420)
Trade payables	-	-	-	-	(712)
Other current liabilities	-	-	-	(8)	(128)
Long term debt and debentures	-	-	-	-	(2,181)
Other non- current liabilities	-	-	-	(6)	(38)
Total financial liabilities	-	-	-	(14)	(3,479)
Total financial instruments, net	68	151	1,080	(14)	(3,479)

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 22 - Financial Instruments and Risk Management (cont'd)

B. Groups and measurement bases of financial assets and financial liabilities (cont'd)

As at December 31, 2018
Financial assets			Financial liabilities
Measured at fair value through the statement of income	Measured at fair value through the statement of comprehensive income	Measured at amortized cost	Measured at fair value through the statement of income	Measured at amortized cost
$ millions	$ millions	$ millions	$ millions	$ millions

Cash and cash equivalents	-	-	121	-	-
Short-term investments and deposits	-	-	92	-	-
Trade receivables	-	-	990	-	-
Other receivables	13	-	30	-	-
Investments at fair value through other comprehensive income	-	145	-	-	-
Other non-current assets	15	-	66	-	-
Total financial assets	28	145	1,299	-	-
Short term credit	-	-	-	-	(610)
Trade payables	-	-	-	-	(715)
Other current liabilities	-	-	-	(21)	(131)
Long-term debt and debentures	-	-	-	-	(1,815)
Other non-current liabilities	-	-	-	-	(6)
Total financial liabilities	-	-	-	(21)	(3,277)
Total financial instruments, net	28	145	1,299	(21)	(3,277)

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

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 22 - Financial Instruments and Risk Management (cont'd)

C. Credit risk (cont'd)

(1) General (cont'd)

(a) Customer credit risks (cont'd)

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

(2) Maximum Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

As at December 31
Carrying amount ($ millions)
2019	2018

Cash and cash equivalents	95	121
Short term investments and deposits	96	92
Trade receivables	778	990
Other receivables	116	43
Other non-current assets	63	81
	1,148	1,327

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 22 - Financial Instruments and Risk Management (cont'd)

C. Credit risk (cont’d)

(2) Maximum Exposure to credit risk (cont'd)

The maximum exposure to credit risk for trade receivables, at the reporting date by geographic region was:

As at December 31
Carrying amount ($ millions)
2019	2018

Europe	252	294
Asia	249	342
North America	114	150
South America	74	106
Israel	72	72
Other	17	26
	778	990

(3) Aging of debts and impairment losses

The aging of trade receivables at the reporting date was:

As at December 31
2019		2018
Gross	Impairment	Gross	Impairment
$ millions	$ millions	$ millions	$ millions

Not past due	686	-	829	-
Past due up to 3 months	65	-	114	-
Past due 3 to 12 months	26	(1)	38	(1)
Past due over 12 months	4	(2)	12	(2)
	781	(3)	993	(3)

The movement in the allowance for doubtful accounts during the year was as follows:

2019	2018
$ millions	$ millions

Balance as at January 1	3	11
Additional allowance	2	1
Write offs	(1)	(7)
Reversals	(1)	(1)
Changes due to translation differences	-	(1)
Balance as at December 31	3	3

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 22 - Financial Instruments and Risk Management (cont'd)

D. Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to timely meet its liabilities, under both normal and stressed conditions, without incurring unwanted losses.

The Company manages the liquidity risk by holding cash balances, short-term deposits and secured bank credit facilities.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

As at December 31, 2019
Carrying amount	12 months or less	1-2 years	3-5 years	More than 5 years
$ millions

Non-derivative financial liabilities
Short term credit (not including current maturities)	358	361	-	-	-
Trade payables	712	712	-	-	-
Other current liabilities	128	128	-	-	-
Long-term debt, debentures and others	2,281	157	645	1,101	1,288
	3,479	1,358	645	1,101	1,288
Financial liabilities – derivative instruments utilized for economic hedging
Foreign currency and interest derivative instruments	11	5	-	-	6
Derivative instruments on energy and marine transport	3	3	-	-	-
	14	8	-	-	6

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 22 - Financial Instruments and Risk Management (cont'd)

D. Liquidity risk (cont'd)

As at December 31, 2018
Carrying amount	12 months or less	1-2 years	3-5 years	More than 5 years
$ millions

Non-derivative financial liabilities
Short term credit (not including current maturities)	544	556	-	-	-
Trade payables	715	715	-	-	-
Other current liabilities	131	131	-	-	-
Long-term debt and debentures	1,887	152	453	1,084	1,166
	3,277	1,554	453	1,084	1,166
Financial liabilities – derivative instruments utilized for economic hedging
Foreign currency and interest derivative instruments	16	16	-	-	-
Derivative instruments on energy and marine transport	5	4	1	-	-
	21	20	1	-	-

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

As part of the global reform in interest rate benchmarks, there is uncertainty as to the timing and the methods of transition for replacing existing benchmark London interbank offered rates (LIBOR) with alternative rates.

Notwithstanding this uncertainty, LIBOR continues to be used as a reference rate and in valuation of instruments with maturities that exceed the expected end date for LIBOR. As at December 31, 2019, the Company's LIBOR-based debt, net of derivatives, is $220 million.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 22 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

1. Interest risk (cont'd)

(a) Interest Rate Profile

Set forth below are details regarding the type of interest on the Group’s non-derivative interest‑bearing financial instruments:

As at December 31
2019	2018
$ millions	$ millions

Fixed rate instruments
Financial assets	164	151
Financial liabilities	(1,947)	(1,728)
	(1,783)	(1,577)
Variable rate instruments
Financial assets	100	128
Financial liabilities	(669)	(714)
	(569)	(586)

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

(c) Sensitivity analysis for variable rate instruments

The below analysis assumes that all other variables (except for the interest rate), in particular foreign currency rates, remain constant.

As at December 31, 2019
Impact on profit (loss)
Decrease of 1% in interest	Decrease of 0.5% in interest	Increase of 0.5% in interest	Increase of 1% in interest
$ millions	$ millions	$ millions	$ millions

Changes in U.S Dollar interest
Non-derivative instruments	4	2	(2)	(4)
SWAP instruments	(14)	(7)	7	14
	(10)	(5)	5	10
Changes in Israeli Shekel interest
SWAP instruments	16	8	(8)	(16)
Changes in Euro interest
SWAP instruments	(1)	-	-	1

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 22- Financial Instruments and Risk Management (cont'd)

E. Market risk (cont’d)

1. Interest risk (cont’d)

(d) Terms of derivative financial instruments used to hedge interest risk

As at December 31, 2019
Carrying amount (fair value)	Stated amount	Maturity date	Interest rate range
$ millions	$ millions	Years	%

U.S Dollar
SWAP contracts from variable interest to fixed interest	(6)	150	2024	2.47%-2.599%
Israeli Shekel
SWAP contracts from fixed ILS interest to fixed USD interest	57	482	2024	2.45%-4.474%
Euro
SWAP contracts from variable USD interest to fixed EUR interest	(3)	447	19/02/2020	1-month libor

As at December 31, 2018
Carrying amount (fair value)	Stated amount	Maturity date	Interest rate range
$ millions	$ millions	Years	%

U.S Dollar
SWAP contracts from variable interest to fixed interest	-	250	2019-2024	1.7%-2.6%
Israeli Shekel
SWAP contracts from fixed ILS interest to fixed USD interest	15	486	30/3/2024	2.45%-4.74%
Euro
SWAP contracts from variable USD interest to fixed EUR interest	(1)	334	15/2/2019	1-month Libor

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 22- Financial Instruments and Risk Management (cont'd)

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

As at December 31
Impact on profit (loss)
2019	2018
$ millions	$ millions

Non-derivative financial instruments
U.S Dollar/Euro	(95)	(64)
U.S Dollar/Israeli Shekel	98	92
U.S Dollar/British Pound	(4)	(3)
U.S Dollar/Chinese Yuan	(1)	(12)
U.S Dollar/Turkey Lira	(1)	(1)

A 10% decrease of the US$ against the above currencies at December 31 would have the same effect but in the opposite direction.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 22 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk (cont'd)

(a) Sensitivity analysis (cont'd)

Presented hereunder is a sensitivity analysis of the Group’s foreign currency derivative instruments as at December 31, 2019. Any change in the exchange rates of the principal currencies shown below would have increased (decreased) profit and loss and equity by the amounts shown below. This analysis assumes that all other variables remain constant.

As at December 31, 2019
Increase 10%	Increase 5%	Decrease 5%	Decrease 10%
$ millions	$ millions	$ millions	$ millions

Euro/ U.S Dollar
Forward transactions	7	3	(3)	(6)
Options	4	2	(2)	(4)
SWAP	45	22	(22)	(45)

U.S Dollar/Israeli Shekel
Forward transactions	(28)	(15)	16	34
Options	(38)	(8)	22	52
SWAP	(52)	(27)	30	63

British Pound/U.S Dollar
Forward transactions	(4)	(2)	2	3
Options	(1)	-	-	1

U.S Dollar/Japanese Yen
Forward transactions	1	-	-	(1)

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 22 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2.  Currency risk (cont'd)

(b) Terms of derivative financial instruments used to reduce foreign currency risk

As at December 31, 2019
Carrying amount	Stated amount	Average
$ millions	$ millions	exchange rate

Forward contracts
U.S Dollar/Israeli Shekel	-	309	3.5
Euro/U.S Dollar	(1)	61	1.1
U.S Dollar/British Pound	-	33	1.3
U.S Dollar/Chinese Yuan Renminbi	-	28	7.1
Other	4	56	0.9
Currency and interest SWAPs
U.S Dollar/Israeli Shekel	57	482	3.7
Euro/U.S Dollar	(3)	447	1.1
Put options
U.S Dollar/Israeli Shekel	4	600	3.4
Euro/U.S Dollar	-	45	1.1
U.S Dollar/Japanese Yen	-	1	108.5
U.S Dollar/British Pound	-	15	1.3
Call options
U.S Dollar/Israeli Shekel	-	440	3.4
Euro/U.S Dollar	1	45	1.1

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 22 - Financial Instruments and Risk Management (cont'd)

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

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 22 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk (cont'd)

(c) Linkage terms of monetary balances – in millions of Dollars

As at December 31, 2019
US Dollar	Euro	British Pound	Israeli Shekel	Brazilian Real	Chinese Yuan Renminbi	Others

Non-derivative instruments:
Cash and cash equivalents	18	19	4	4	6	33	11
Short term investments and deposits	89	1	-	-	-	3	3
Trade receivables	381	177	37	50	22	48	63
Other receivables	84	16	-	3	-	40	2
Investments at fair value through other comprehensive income	-	-	-	-	-	111	-
Other non-current assets	3	1	-	-	2	-	-
Total financial assets	575	214	41	57	30	235	79
Short-term credit	198	95	18	58	4	47	-
Trade payables	172	178	22	247	9	79	5
Other current liabilities	19	44	4	47	-	12	2
Long term debt, debentures and others	1,452	72	29	596	7	60	4
Total financial liabilities	1,841	389	73	948	20	198	11
Total non-derivative financial instruments, net	(1,266)	(175)	(32)	(891)	10	37	68
Derivative instruments:
Forward transactions	-	61	33	309	-	28	56
Cylinder	-	45	15	600	-	-	-
SWAPS – U.S Dollar into Israeli Shekel	-	-	-	482	-	-	-
SWAPS – U.S Dollar into Euro	-	447	-	-	-	-	-
Total derivative instruments	-	553	48	1,391	-	28	56
Net exposure	(1,266)	378	16	500	10	65	124

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 22 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk (cont'd)

(c) Linkage terms of monetary balances – in millions of Dollars (cont'd)

As at December 31, 2018
US Dollar	Euro	British Pound	Israeli Shekel	Brazilian Real	Chinese Yuan Renminbi	Others

Non-derivative instruments:
Cash and cash equivalents	41	21	4	2	5	37	11
Short term investments and deposits	74	3	-	-	-	12	3
Trade receivables	516	222	60	60	25	72	35
Other receivables	6	12	-	12	-	-	-
Investments at fair value through other comprehensive income	-	-	-	-	-	145	-
Other non-current assets	60	1	-	1	4	-	-
Total financial assets	697	259	64	75	34	266	49
Short-term credit	201	166	19	34	6	184	-
Trade payables	150	188	23	265	11	72	6
Other current liabilities	38	28	4	53	-	4	4
Long term debt, debentures and others	1,322	5	-	480	13	1	-
Total financial liabilities	1,711	387	46	832	30	261	10
Total non-derivative financial instruments, net	(1,014)	(128)	18	(757)	4	5	39
Derivative instruments:
Forward transactions	-	86	51	352	-	29	37
Cylinder	-	45	11	695	-	-	3
SWAPS – U.S Dollar into Israeli Shekel	-	-	-	486	-	-	-
SWAPS – U.S Dollar into Euro	-	334	-	-	-	-	-
Total derivative instruments	-	465	62	1,533	-	29	40
Net exposure	(1,014)	337	80	776	4	34	79

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 22 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont’d)

3. Other price risk

A. Investment in shares

The Company has an investment of 15% of the issued and outstanding share capital on a fully diluted basis of YYTH, in the amount of approximately $151 million (as at December 31, 2019). The investment is measured at fair value, and fair value updates, are recognized directly in the consolidated statement of comprehensive income.

B. Hedging of marine shipping and energy transactions

The Company is exposed to risk in respect of marine shipping and energy costs. The Company uses marine shipping and energy derivatives to hedge the risk that its cash flows will be affected by changes in marine shipping and energy prices. As at December 31, 2019, the fair value of the marine shipping and energy derivatives was approximately $2 million.

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

The following table details the book value and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

As at December 31, 2019		As at December 31, 2018
Carrying amount	Fair value	Carrying amount	Fair value
$ millions	$ millions	$ millions	$ millions

Loans bearing fixed interest (1)	74	82	238	244
Debentures bearing fixed interest
Marketable (2)	1,237	1,395	1,201	1,217
Non-marketable (3)	281	293	281	279
	1,592	1,770	1,720	1,740

(1)
The fair value of the shekel and euro loans issued bearing fixed interest is based on calculation of the present value of the cash flows in respect of the principal and the interest and is discounted at the market interest rates on the measurement date for similar loans having similar characteristics and is classified as Level 2 in the fair value hierarchy. The average discount interest as at December 31, 2019, for the shekel and euro loans was 1.4% and 1.3%, respectively (December 31, 2018, for the shekel and euro loans 2.8% and 1.7%, respectively).

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 22 - Financial Instruments and Risk Management (cont'd)

F. Fair value of financial instruments (cont'd)

(2) The fair value of the marketable debentures is based on the quoted stock exchange price and is classified as Level 1 in the fair value hierarchy.

(3) The fair value of the non‑marketable debentures is based on calculation of the present value of the cash flows in respect of the principal and the interest and is discounted at the Libor rate customary in the market for similar loans having similar characteristics and is classified as Level 2 in the fair value hierarchy. The average discount interest as at December 31, 2019 was 3.7% (December 31, 2018 – 5.3%).

G. Hierarchy of fair value

The following table presents an analysis of the financial instruments measured by fair value, using the valuation method.  (See Note 4).

The following levels were defined:

Level 1: Quoted (unadjusted) prices in an active market for identical instruments

Level 2: Observed data (directly or indirectly) not included in Level 1 above.

Level 1	As at December 31, 2019	As at December 31, 2018
	$ millions	$ millions

Investments at fair value through other comprehensive income (1)	151	-

Level 2	As at December 31, 2019	As at December 31, 2018
	$ millions	$ millions

Investments at fair value through other comprehensive income (1)	-	145
Derivatives used for economic hedging, net	(3)	7
Derivatives used for accounting hedging, net	57	-
	54	152

(1)
An investment of 15% in the capital share of YYTH was subject to a three-year lock up period, as required by Chinese law, which expired in January 2019. Due to the said expiration, the investment is presented under level 1, as per its quoted price in the market.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 23 - Earnings per Share

Basic earnings per share

Calculation of the basic earnings per share for the year ended December 31, 2019, is based on the earnings allocated to the holders of the ordinary shares divided by the weighted-average number of ordinary shares outstanding, calculated as follows:

For the year ended December 31
2019	2018	2017
$ millions	$ millions	$ millions

Earnings attributed to the shareholders of the Company	475	1,240	364

Weighted-average number of ordinary shares in thousands:

For the year ended December 31
2019	2018	2017
Shares thousands	Shares thousands	Shares thousands

Balance as at January 1	1,278,084	1,276,238	1,274,298
Shares issued during the year	98	73	1,054
Shares vested	768	898	720
Weighted average number of ordinary shares used in computation of the basic earnings per share	1,278,950	1,277,209	1,276,072

Diluted earnings per share

Calculation of the diluted earnings per share for the year ended December 31, 2019, is based on the earnings allocated to the holders of the ordinary shares divided by the weighted-average number of ordinary shares outstanding after adjustment for the number of potential diluted ordinary shares, calculated as follows:

Weighted average number of ordinary shares (diluted) in thousands:

For the year ended December 31
2019	2018	2017
Shares thousands	Shares thousands	Shares thousands

Weighted average number of ordinary shares used in the computation of the basic earnings per share	1,278,950	1,277,209	1,276,072
Effect of stock options and restricted shares	3,106	2,572	925
Weighted average number of ordinary shares used in the computation of the diluted earnings per share	1,282,056	1,279,781	1,276,997

At December 31, 2019, 17.5 million options (at December 31, 2018 and 2017 – 5 million options and 20 million options, respectively), were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti‑dilutive.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 23 - Earnings per Share (cont'd)

The average market value of the Company’s shares, for purposes of calculating the dilutive effect of the stock options, is based on the quoted market prices for the period in which the options were outstanding.

Note 24 - Related and Interested Parties

Related parties within its meaning in IAS 24 (2009), “Related Parties Disclosure”; Interested parties within their meaning in Paragraph 1 of the definition of an “interested party” in Section 1 of the Israeli Securities Law, 1968.

A.	Parent company and subsidiaries

Israel Corp. is a public company listed for trading on the Tel Aviv Stock Exchange (TASE). Based on the information provided by Israel Corp., Millenium Investments Elad Ltd. (“Millenium”) and Mr. Idan Ofer are considered as joint controlling shareholders of Israel Corp., for purposes of the Israeli Securities Law (each of Millenium and Mr. Idan Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director of Millenium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millenium, as stated below). Millenium holds approximately 46.94% of the share capital in Israel Corp., which holds as at December 31, 2019 approximately 45.86% of the voting rights and issued share capital of the Company.

Millenium is held by Mashat Investments Ltd. (“Mashat”) and by XT Investments Ltd. (“XT Investments”), with 80% and 20% holding rates in the issued share capital, respectively (It is noted that Mashat granted XT Investments a power of attorney for a fixed period (which is extendable) to vote according to XT's discretion at General Meetings of Millenium in respect of shares constituting 5% of the voting rights in Millenium). Mashat is wholly owned by Ansonia Holdings Singapore B.V. (“Ansonia”) which is incorporated in the Netherlands. Ansonia is a wholly owned subsidiary of Jelany Corporation N.V. (registered in Curaçao), which is a wholly owned subsidiary of the Liberian company, Court Investments Ltd. (“Court”). Court is wholly owned by a discretionary trust, in which Mr. Idan Ofer is the beneficiary. XT Investments is fully held by XT Holdings Ltd. (“XT Holdings”), a private company whose ordinary shares are held in equal shares by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and by Lynav Holdings Ltd., a company that is controlled by a discretionary trust in which Mr. Idan Ofer is the beneficiary. Mr. Ehud Angel holds, among other things, a special share that grants him, inter alia, under certain limitations and for certain issues, an additional vote on the Board of Directors of XT Holdings. In addition, Kirby Enterprises Inc., which is indirectly held by the same trust that holds Mashat, in which, as stated, Mr. Idan Ofer is the beneficiary, holds approximately 0.74% of the share capital of Israel Corp. Furthermore, Mr. Idan Ofer holds directly approximately 3.85% of the share capital of Israel Corp.

As previously reported, Israel Corp. entered into certain forward sale agreement with respect to certain amount of Ordinary Shares. Based on the information provided by Israel Corp., as of December 31, 2019, settlement of such forward agreements was finalized, and Israel Corp. did not regain voting rights and dispositive power with respect to the Ordinary Shares that were subject to such forward agreements ("physical settlement"). Even though Israel Corp. holds less than 50% of the Company’s ordinary shares, it still has decisive influence at the General Meetings of the Company’s shareholders and, effectively, it has the power to appoint directors and to exert significant influence with respect to the composition of the Company’s Board of Directors.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 24 - Related and Interested Parties

A.	Parent company and subsidiaries (cont'd)

As of December 31, 2019, 166 million ordinary shares have been pledged by Israel Corporation to secure certain liabilities, almost entirely comprised of margin loans with an aggregate outstanding principal amount of $310 million.

B. Benefits to key management personnel (including directors)

The senior managers, in addition to their salaries, are entitled to non-cash benefits (such as vehicle, mobile etc.). The Group contributes to a post-employment defined benefit plan on their behalf. In accordance with the terms of the plan, the retirement age of senior managers is 67. Senior managers and directors also participate in the Company's incentive and equity remuneration plans (options for Company shares) (see Notes 17 and 20).

Set forth below are details of the benefits for key management personnel in 2019 and 2018.

The Company's key management personnel in 2019, consists of 22 individuals, of whom 9 are not employed by the company (directors). The number of key management personnel in 2019, includes 3 individuals whose tenure was terminated during 2019. The Company's key management personnel in 2018, consisted of 27 individuals, of whom 14 were not employed by the Company (directors).

For the year ended December 31
2019	2018
$ millions	$ millions

Short-term benefits	13	11
Post-employment benefits	1	1
Share-based payments	8	4
Total *	22	16
* To interested parties employed by the Company	5	5
* To interested parties not employed by the Company	1	1

The Extraordinary General Meeting ("EGM") of the Company’s shareholders held on May 29, 2019 approved the election of Yoav Doppelt as a director of the Company, as well as, compensation terms and a three year long term incentive grant for 2019-2021 as the new Executive Chairman of the Company's Board of Directors.  The EGM further approved a special bonus to the previous Executive Chairman of the Company’s Board of Directors, Mr. Johanan Locker, in respect of 2018;

On July 1, 2019, Mr. Yoav Doppelt entered into office as the Executive Chairman of the Company’s Board of Directors, replacing Mr. Johanan Locker.

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 24 - Related and Interested Parties (cont’d)

B. Benefits to key management personnel (including directors) (cont'd)

The Annual General Meeting of the Company's shareholders that was held on June 27, 2019, approved a three-year long term incentive grant to the Company's CEO, Mr. Raviv Zoller, for 2019-2021, in the form of Options, in a total value of NIS 14.4 million (approximately $4 million), which constitute NIS 4.8 million (approximately $1.33 million) per vesting annum. .

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

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 24 - Related and Interested Parties (cont’d)

C. Ordinary transactions that are not exceptional (cont'd)

(3) The transaction is negligible also from a qualitative point of view. For the purpose of this criteria, it shall be examined whether there are special considerations justifying reporting of the transaction, even if it does not meet the quantitative criteria described above.

(4) In examining the negligibility of a transaction expected to occur in the future, among other things, the probability of the transaction occurring will be examined.

D. Transactions with related and interested parties

For the year ended December 31
2019	2018	2017
$ millions	$ millions	$ millions

Sales	4	5	8
Cost of sales	8	19	97
Selling, transport and marketing expenses	10	7	8
Financing expenses (income), net	(1)	3	(9)
General and administrative expenses	1	1	1
Management fees to the parent company	1	1	1

(1)
On January 17, 2018, our Audit and Accounting Committee and our Board of Directors approved, and on April 24, 2018, our General Meeting of shareholders approved, the renewed management agreement effective retroactively as of January 1, 2018, for an additional term of three years, expiring on December 31, 2020. According to the renewed management agreement, the annual management fee paid to Israel Corp for each calendar year, shall not exceed $1 million plus VAT. Such amount includes the overall value of the cash and equity compensation for the service of our directors whom are office holders of Israel Corp., and any and all prior or other compensation arrangements relating to such directors were cancelled. According to the decision of the General Meeting of our shareholders, the Audit & Accounting Committee will annually examine the reasonableness of the Management Fees paid in the previous year against the Management Services actually provided by Israel Corp to the Company in the same year. On March 3, 2020, the Audit & Accounting Committee examined the management services that were actually rendered in 2019 against the management fees paid in that year and concluded that the fees were reasonable.

(2)
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

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 24 - Related and Interested Parties (cont’d)

D. Transactions with related and interested parties (cont'd)

The deposits will be received by ICL without security. In the fourth quarter of 2017, the Company received short-term loans, in a total amount of $175 million, for a period of 6 months, bearing interest at an annual rate of 1.72%–1.99%, which were repaid in the first quarter of 2018. The framework agreement is in effect until March 2020.

(3)
In December 2017, the Company, Oil Refineries Ltd. (a public company controlled by Israel Corporation Ltd.) and OPC Energy Ltd. (a public company that is controlled indirectly by one of the Company’s controlling shareholders) signed individual agreements with Energean Israel Limited for supply of natural gas. The company share will be up to 13 BCM of natural gas over a period of 15 years, in the total amount of about $1.9 billion. For further information see Note 19.

E. Balances with related and interested parties

Composition:

As at December 31
2019	2018
$ millions	$ millions

Other current assets	27	28

Other current liabilities	2	7

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 25 – Group Main Entities

		Ownership interest in its subsidiary and investee companies for the year ended December 31
Name of company	Principal location of the company’s activity	2019	2018
ICL Israel Ltd.	Israel	100.00%	100.00%
Dead Sea Works Ltd.	Israel	100.00%	100.00%
Dead Sea Bromine Company Ltd.	Israel	100.00%	100.00%
Rotem Amfert Negev Ltd.	Israel	100.00%	100.00%
Mifalei Tovala Ltd.	Israel	100.00%	100.00%
Dead Sea Magnesium Ltd.	Israel	100.00%	100.00%
Ashli Chemicals (Holland) B.V.	Israel	100.00%	100.00%
Bromine Compounds Ltd.	Israel	100.00%	100.00%
Fertilizers and Chemicals Ltd.	Israel	100.00%	100.00%
Iberpotash S.A.	Spain	100.00%	100.00%
Fuentes Fertilizantes S.L.	Spain	100.00%	100.00%
ICL Europe Coöperatief U.A.	The Netherlands	100.00%	100.00%
ICL Europe B.V.	The Netherlands	100.00%	100.00%
ICL IP Terneuzen B.V.	The Netherlands	100.00%	100.00%
ICL Fertilizers Europe C.V.	The Netherlands	100.00%	100.00%
ICL Finance B.V.	The Netherlands	100.00%	100.00%
Everris International B.V.	The Netherlands	100.00%	100.00%
ICL Puriphos B.V.	The Netherlands	100.00%	100.00%
ICL-IP America Inc.	United States of America	100.00%	100.00%
ICL Specialty Products Inc.	United States of America	100.00%	100.00%
Everris NA, Inc.	United States of America	100.00%	100.00%
BK Giulini GmbH	Germany	100.00%	100.00%
ICL Holding Germany GmbH	Germany	100.00%	100.00%
ICL Bitterfeld GmbH	Germany	100.00%	100.00%
Pulse-Tex GmbH (Ex- Rovita)	Germany	100.00%	100.00%
Prolactal GmbH	Austria	100.00%	100.00%
Cleveland Potash Ltd.	United Kingdom	100.00%	100.00%
Everris Ltd.	United Kingdom	100.00%	100.00%
ICL Brasil, Ltda.	Brazil	100.00%	100.00%
ICL Investment Co. Ltd.	China	100.00%	100.00%
Yunnan Phosphate Haikou Co. Ltd.	China	50.00%	50.00%
Sinobrom Compounds Co. Ltd.	China	75.00%	75.00%
ICL Asia Ltd.	Hong Kong	100.00%	100.00%
ICL Trading (HK) Ltd.	Hong Kong	100.00%	100.00%