Form 20-F
period 2020-12-31
ICL Group Ltd.
filed 2021-03-02
CIK 941221

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
  (Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________________

For the transition period from _________________ to _________________.

Commission File Number: 001-13742

ICL GROUP LTD.
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

The number of outstanding shares as of December 31, 2020 was:

Title of Class	Number of Shares Outstanding
Ordinary shares	[1,280,550,942]

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

Yes ⌧                      No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes                        ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐
Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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
December 31, 2020

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute “forward‑looking statements,” many of which can be identified by the use of forward‑looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate”, "strive", "forecast", "targets" and “potential,” among others.

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

Loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; the ongoing COVID-19 pandemic, which has impacted, and may continue to impact our sales, operating results and business operations by disrupting our ability to purchase raw materials, by negatively impacting the demand and pricing for some of our products, by disrupting our ability to sell and/or distribute products, impacting customers' ability to pay us for past or future purchases and/or temporarily closing our facilities or the facilities of our suppliers or customers and their contract manufacturers, or restricting our ability to travel to support our sites or our customers around the world; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our, or our service providers', information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem; volatility or crises in the financial markets; uncertainties surrounding the proposed withdrawal of the United Kingdom from the European Union; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; cost of compliance with environmental regulatory legislative and licensing restrictions; laws and regulations related to, and physical impacts of climate change and greenhouse gas emissions; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; The Company is exposed to risks relating to its current and future activity in emerging markets; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors".

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

This Annual Report contains translations of certain currencies amounts into U.S. dollars at specified rates solely for your convenience. Unless otherwise indicated, we have translated NIS amounts as at December 31, 2020, into U.S. dollars at an exchange rate of NIS 3.215 to $1.00, the daily representative exchange rate reported by the Bank of Israel for December 31, 2020. Euro amounts were translated into U.S. dollars at an exchange rate of €0.815 to $1.00.

Market data and certain industry data used in this Annual Report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information and industry publications, including publications, reports or releases of the International Monetary Fund (“IMF”), the U.S. Census Bureau, the Food and Agriculture Organization of the United Nations (“FAO”), the International Fertilizers Association (“IFA”), the United States Department of Agriculture (“USDA”), the United States Geological Survey, the CRU Group ("CRU") and Fertecon, the Fertilizer Association of India (“FAI”). Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this Annual Report, have not been independently verified. However, we believe such data is accurate. There is only a limited amount of independent data available about certain aspects of our industry, market and competitive position. As a result, certain data and information about our market rankings in certain product areas are based on our good faith estimates, which are derived from our review of internal data and information, information that we obtain from our customers, and other third-party sources. We believe these internal surveys and management estimates are reliable; however, no independent sources have verified such surveys and estimates.

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

In this Annual Report, unless otherwise indicated or the context otherwise requires, all references to “ICL,” the “Group,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to ICL Group Ltd., together with its consolidated subsidiaries. When we refer to our “parent Company” or to “Israel Corporation,” we refer to our controlling shareholder, Israel Corporation Ltd. Unless otherwise indicated or the context otherwise requires, references in this Annual Report to “NIS” are to the legal currency of Israel, “U.S. dollars”, “$” or “dollars” are to United States dollars, “euro” or “€” are to the Euro, the legal currency of certain countries of the European Union, and “British pound” or “£” are to the legal currency of the United Kingdom. See “Item 4 - Information on the Company— A. History and Development of the Company”. We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent of the law, our rights or the rights of the applicable licensor to these trademarks and trade names. In this Annual Report, we also refer to product names, trademarks, and trade names that are the property of other companies. Each of the trademarks and trade names of other companies appearing in this Annual Report belongs to its owners. Our use or display of other companies’ product names, trademarks, or trade names is not intended to and does not imply a relationship with, or endorsement or sponsorship by us of, the product, trademark, or trade name owner, unless we otherwise indicate.

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
FOB
Free on-board expenses are expenses for overland transportation, loading costs and other costs, up to and including the port of origin. In an FOB transaction, the seller pays the FOB expenses and the buyer pays the other costs from the port of origin onwards.

ICL Haifa (Fertilizers & Chemicals)	Fertilizers and Chemicals Ltd., included in Innovative Ag Solutions segment.
GHG	Greenhouse gases – air emissions contributing to climate change.
Granular	Fertilizer having granular particles.
ICL Boulby	A United Kingdom Company included in the Potash segment.
ICL Iberia (Iberpotash)	Iberpotash S.A., a Spanish Company included in Potash segment.
IC	Israel Corporation Ltd.
ICL Dead Sea (DSW)	Dead Sea Works Ltd., included in Potash segment.
ICL Dead Sea Magnesium (DSM)	Dead Sea Magnesium Ltd., included in Potash segment.
ICL Neot Hovav	Subsidiaries in the Neot Hovav area in the south of Israel, including facilities of Bromine Compounds Ltd. Included in Industrial Products segment.
ICL Rotem	Rotem Amfert Negev Ltd., included in Phosphate Solutions segment.
IFA	The International Fertilizers Industry Association, an international association of fertilizers manufacturers.
ILA	Israel Land Authority.
IMF	International Monetary Fund.
K	The element potassium, one of the three main plant nutrients.
KNO3	Potassium Nitrate, soluble fertilizer containing N&P used as a stand-alone product or as a key component of some water-soluble blends.
KOH	Potassium hydroxide 50% liquid.
MGA	Merchant grade phosphoric acid.
MoEP	Israel Ministry of Environmental Protection.
N	The element nitrogen, one of the three main plant nutrients.
NPK	Complex fertilizer comprised primarily of 3 primary nutrients (N,P,K).
NYSE	The New York Stock Exchange.
P	The element phosphorus, one of the three main plant nutrients, which is also used as a raw material in industry.
Phosphate	Phosphate rock that contains the element phosphorus. Its concentration is measured in units of P2O5.

Polyhalite
A mineral marketed by ICL under the brand name Polysulphate™, composed of potash, sulphur, calcium, and magnesium. Used in its natural form as a fully soluble and natural fertilizer, which is also used for organic agriculture and as a raw material for production of fertilizers.

Polymer	A chemical compound containing a long chain of repeating units linked by a chemical bond and created by polymerization.
Potash	Potassium chloride (KCl), used as a plant’s main source of potassium.
P2O5	Phosphorus pentoxide.
P2S5	Phosphorus pentasulfide.
REACH	Registration, Evaluation, Authorization and Restriction of Chemicals, a framework within the European Union.
Salt	Unless otherwise specified, sodium chloride (NaCl).
S	Sulphur – a chemical used for the production of sulfuric acid for sulfate and phosphate fertilizers, and other chemical processes.
Soluble NPK	Soluble fertilizer containing the three basic elements for plant development (nitrogen, phosphorus and potash).
Standard	Fertilizer having small particles.
Tami	Tami (IMI) Research and Development Institute Ltd., the central research institute of ICL.
TASE	Tel Aviv Stock Exchange, Ltd.
USDA	United States Department of Agriculture.
WPA	White Phosphoric Acid, purified from MGA.
Urea	A white granular or prill solid fertilizer containing 46% nitrogen.
YTH/YPC	The Chinese partner in the Company’s joint venture YPH in China.
4D	Clean green phosphoric acid, used as a raw material for purification processes.
PM	Particular matter

Item 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not Applicable.

Item 2 – OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.

Item 3 – KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the consolidated statements of income data for the years ended December 31, 2020, 2019, 2018, 2017 and 2016 and the consolidated statements of financial position as of December 31, 2020, 2019, 2018, 2017 and 2016 from our audited consolidated financial statements which have been prepared in accordance with IFRS, as issued by the IASB for the years ended, December 31, 2020, 2019, 2018, 2017 and 2016. You should read the consolidated financial data set forth below in conjunction with our consolidated audited financial statements and related notes and the information under “Item 5 - Operating and Financial Review and Prospects”, appearing elsewhere in this Annual Report. Our reporting currency is the U.S. dollar. Our historical results are not necessarily indicative of our results to be expected in any future period.

ICL Group Limited 1

ICL Group Limited 1

For the Year Ended December 31,
2020	2019	2018	2017	2016
US$ millions, except for the share data

Sales	5,043	5,271	5,556	5,418	5,363
Gross profit	1,490	1,817	1,854	1,672	1,660
Operating income (loss)	202	756	1,519	629	(3)
Income (loss) before income taxes	49	628	1,364	505	(117)
Net income (loss) attributable to the shareholders of the Company	11	475	1,240	364	(122)
Earnings (loss) per share (in dollars):
Basic earnings (loss) per share	0.01	0.37	0.97	0.29	(0.10)
Diluted earnings (loss) per share	0.01	0.37	0.97	0.29	(0.10)
Weighted average number of ordinary shares outstanding:
Basic (in thousands)	1,280,026	1,278,950	1,277,209	1,276,072	1,273,295
Diluted (in thousands)	1,280,273	1,282,056	1,279,781	1,276,997	1,273,295
Dividends declared per share (in dollars)	0.09	0.22	0.18	0.13	0.18

For the Year Ended December 31,
2020	2019	2018	2017	2016
US$ millions

Statements of Financial Position Data:
Total assets	9,664	9,173	8,776	8,714	8,552
Total liabilities	5,576	5,112	4,861	5,784	5,893
Total equity	4,088	4,061	3,915	2,930	2,659

B. CAPITALIZATION AND INDEBTEDNESS
Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not Applicable.

ICL Group Limited 2

D. RISK FACTORS

Summary of Risk Factors

Our business, liquidity, financial condition and results of operations could be adversely affected, and even materially so, if any of the risks described below occur. As a result, the trading price of our securities could decline, and investors could lose all or part of their investment. This Annual Report contains forward‑looking statements that involve risks and uncertainties, see “Special Note Regarding Forward‑Looking Statements.” Our actual results could differ materially and adversely from those anticipated, as a result of certain factors, including the risks facing the Company as described below and elsewhere in the Annual Report. Material risks that may affect our business, operating results and financial condition include, but are not necessarily limited to, those relating to:

•
Our ability to operate and/or expand our production and operating facilities worldwide is dependent on our receipt of, and compliance with, permits issued by governmental authorities. A decision by a government authority to deny any of our permit applications may impair the Company’s business and its operations.

•
As a mining and industrial chemicals Company, we are exposed to various legislative and licensing restrictions in the areas of environmental protection and safety. Related compliance costs and liabilities may adversely affect the results of our operations.

•	Our mineral extraction operations are dependent on concessions, licenses and permits granted to us by the respective governments in the countries in which we operate.

•	Securing the future of the phosphate mining operations at Rotem Israel depends on obtaining several approvals and permits from the authorities in Israel.

•	The COVID-19 outbreak has impacted and could in the future materially and adversely affect our financial condition and results of operations.

•
Our operations and sales are exposed to volatility in the supply and demand, mergers of key producers\customers\suppliers, expansion of production capacity and competition from some of the world’s largest chemical and mining companies.

•
The accumulation of salt at the bottom of Pond 5, the central evaporation pond in our solar evaporation ponds system used to extract minerals from the Dead Sea, requires regular harvesting of the salt in order to maintain a fixed brine volume and thereby sustain the production capacity of extracted minerals and prevent potential damage to the foundations and structures of the hotels and other buildings situated close to the edge of the Pond.

•	The receding water level in the Northern Basin of the Dead Sea, may require capital and/or operational expenses in order to enable the continuation of the Company's operations in the Dead Sea.

•
We are exposed to risks associated with our international sales and operations, which could adversely affect our sales to customers as well as our operations and assets in various countries. Some of these factors may also make it less attractive to distribute cash generated by our operations outside Israel to our shareholders, use cash generated by our operations in one country to fund our operations or repayments of our indebtedness in another country and support other corporate purposes or the distribution of dividends.

ICL Group Limited 3

•
Changes in our evaluations and estimates, which serve as a basis for analyzing our contingent liabilities and for the recognition and measurement of assets and liabilities, including provisions for waste removal and the reclamation of mines, may adversely affect our business results and financial situation.

•	Our tax liabilities may be higher than expected.

•
Due to the nature of our Company, we are exposed to administrative and legal proceedings, both civil and criminal, including as a result of alleged environmental contamination caused by certain of our facilities.

Risks Related to Our Business

Our mineral extraction operations are dependent on concessions, licenses and permits granted to us by the respective governments in the countries in which we operate

Our mineral extraction businesses depend on concessions granted to us by the respective governments in the countries in which we operate. Loss of concessions, licenses and/or permits, as well as material changes to the conditions thereof, could materially and adversely affect our business, financial condition and results of operations.

We extract potash, phosphate, bromine, magnesium and certain other minerals in Israel, potash and salt in Spain, Polysulphate®, salt, and certain other minerals in the United Kingdom and phosphate in China, pursuant to concessions and permits in those countries.

Israel

Pursuant to the Israeli Dead Sea Concession Law, 1961 (hereinafter – the Concession Law), as amended in 1986, and the concession deed attached as an addendum to the Concession Law, DSW was granted a concession to utilize the resources of the Dead Sea and to lease the land required for its plants in Sodom for a period ending on March 31, 2030, accompanied by a priority right to receive the concession after its expiration, should the Government decide to offer a new concession. There is no assurance that the Company will continue to hold the concession beyond that period.

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

There is no certainty as to the manner of interpretation of the provisions of the Concession Law in this context as will be adopted in a legal proceeding, to the extent such proceeding would occur. For further information, see Note 18(b) to our Audited Financial Statements.

ICL Group Limited 4

We mine phosphate rock from phosphate deposits in the Negev desert in accordance with two mining concessions from the State of Israel, which are valid until the end of 2021. For further information on recent developments regarding the extension of the concessions for an additional period of three years, see Note 18(b) to our Audited Financial Statements. In addition, Rotem has two lease agreements in effect until 2024 and 2041 and an additional lease agreement of the Oron plant, which the Company has been working to extend since 2017, by exercising the extension option provided in the agreement.

The Company is acting to renew the said concessions and leases, and believes that it is likely to occur since it is the only entity with appropriate production facilities; nevertheless, there is no certainty that these concessions and leases will be renewed under the same terms or at all. Failure to renew the said concessions and leases or different terms could materially and adversely affect our business, financial condition and results of operations. For further information on concessions, leases and permits, see Note 18(b) to the Company's Audited Financial Statements.

Our existing phosphate mines in the Negev desert hold limited reserves of phosphate rock designated for phosphoric acid production. The Company is working to promote the plan for mining phosphates in Barir field, which is located in the southern part of the South Zohar deposit in the Negev Desert. There is no certainty regarding the timelines for the submission of the plan, its approval, or further developments with respect to the Barir field site. Failure to obtain such approval or a significant delay in receiving it or in finding alternative sources of phosphates in Israel, will have a significant negative impact on the Group’s future mining reserves and our business, financial condition and results of operations will be adversely affected, even materially. For further information, see “Item 3 - Key Information— D. Risk Factors— Securing the future of the phosphate mining operations at Rotem Israel depends on obtaining several approvals and permits from the authorities in Israel”, “Item 4 ‑ Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations - Negev”, “Concessions and Mining Rights” and “Reserves”, and Note 18(b) to our Audited Financial Statements.

Spain

A subsidiary in Spain (hereinafter – ICL Iberia) was granted mining rights based on legislation of Spain’s Government from 1973 and the regulations accompanying this legislation. Further to the legislation, as stated, the Government of the Catalonia region published special mining regulations whereby ICL Iberia received individual licenses for each of the 126 different sites that are relevant to the current and possible future mining activities. Some of the licenses are valid up to 2037 and the rest are effective up to 2067. The concession for the "Reserva Catalana", an additional site wherein mining has not yet been commenced, expired in 2012. The Company is acting in cooperation with the Spanish Government to obtain a renewal of the concession. According to the Spanish authorities, the concession period is valid until a final decision is made regarding the renewal. Maintaining the mining activity in Spain also requires municipal and environmental licenses. If such licenses are not renewed, this would be expected to affect, possibly in a substantial manner, the mining activity at certain sites in Spain and the Company’s financial results. For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations” and “Concessions and Mining Rights” and “Reserves”, and Note 18(b) to our Audited Financial Statements.

United Kingdom

The mining rights of a subsidiary in the United Kingdom (hereinafter – ICL Boulby), are based on approximately 114 mining leases and licenses for extracting various minerals, in addition to numerous easements and rights of way from private owners of land under which ICL Boulby operates, and mining rights under the North Sea granted by the British Crown (Crown Estates). The lease rights with the Crown Estates, include provisions to explore and exploit all targeted and known Polysulphate mineral resources of interest to ICL Boulby. The said mineral leases cover a total area of about 720 square kilometers (onshore leases totaling around 90 square kilometers and the offshore leases from the Crown Estates covering around 630 square kilometers). As at the date of this report, all the lease periods, licenses, easements and rights of way are effective, some up to 2022 and others up to 2038. The Company is acting to renew the rights necessary for the mining operation which expire in 2022 or alternatively will seek to obtain ownership of these rights. The Company believes, it is more likely than not, that it will obtain renewal or ownership of all the needed rights. Nevertheless, in the event such Rights are not obtained, the mining activity in the UK may be substantially affected. For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations” and “Concessions and Mining Rights”, and Note 18(b) to our Audited Financial Statements.

ICL Group Limited 5

China

The Company holds a joint venture (“YPH JV”) with Yunnan Phosphate Chemicals Group (“YPC”), a phosphate producer operating in China. YPH JV holds two phosphate mining licenses that were issued in July 2015, by the Division of Land and Resources of the Yunnan district in China: (1) a mining license for the Haikou Mine (hereinafter – Haikou) in which the Company runs its operations and which is valid up to January 2043, and (2) a mining license for the Baitacun Mine, which expired in November 2018. In order to preserve the rights for the Baitacun mining license and facilitate its renewal in 2021, the Company paid an advance in an immaterial amount. The Company is examining the feasibility of renewing the Baitacun concession, and will base its decision, among other things, on phosphate reserves soil survey results and on the understanding to be achieved with the authorities. If Haikou's license is not renewed, this would be expected to affect, possibly in a substantial manner, the mining activity in China and the Company’s financial results. For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations” and “Concessions and Mining Rights" and “Reserves”, and Note 18(b) to our Audited Financial Statements.

Our ability to operate and/or expand our production and operating facilities worldwide is dependent on our receipt of, and compliance with, permits issued by governmental authorities. A decision by a government authority to deny any of our permit applications may impair the Company’s business and its operations

Existing permits are subject to challenges with respect to their validity, revocation, modification and non‑renewal, including as a result of environmental events or other unforeseeable occurrences. Any unsuccessful challenges could lead to significant costs and materially adversely affect our operations and financial condition. In addition, a failure to comply with the terms of our permits could result in payment of substantial fines and subject the Company and its managers to criminal sanctions.

Furthermore, our production processes generate byproducts, some of which are saleable while others must be reused or disposed of as waste. Storage, transportation, reuse and waste disposal are generally regulated by governmental authorities in the jurisdictions in which we operate. Permits issued by governmental authorities are contingent on our compliance with relevant regulations in the jurisdictions in which we operate. If the validity of our permits or the revocation, modification or non-renewal of our permits occurs as a result of our noncompliance with regulations relating to storage, transportation, reuse and waste disposal, production may be interrupted or even ceased, which can lead to significant costs adversely affecting our operations and financial condition.

ICL Group Limited 6

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

Moreover, some of our products are marketed through distributors, mainly as pertains to the activity of the Phosphate Solutions segment and Specialty Fertilizers business. Any replacement of, or modification to the composition of our distributors might adversely affect the Company’s competitive ability and cause a decrease in sales in certain markets, at least in the short term.

Overestimation of mineral and resource reserves could result in lower-than-expected sales and/or higher than expected costs and may have a material adverse effect on our business, financial condition and results of operations

We base our estimates of mineral and resource reserves on engineering, economic and geological data that is compiled and analyzed by our engineers and geologists. However, reserves estimates are by nature imprecise and rely to some extent on statistical inferences drawn from available drilling data, which may prove unreliable/inaccurate. There are numerous inherent uncertainties in estimating quantities and qualities of mineral deposits and reserve deposits, as well the quality of the ore, and the costs of mining recoverable reserves and the economic feasibility thereof, including many factors beyond our control. Estimates of economically feasible commercial reserves necessarily rely on a number of factors and assumptions, all of which may vary considerably from the actual results, such as:

•	Geological and mining conditions and/or effects of prior mining that may not be fully identified/assessed within the available data or that may differ from those based on experience;

•
Assumptions concerning future prices of products, operating costs, updates to the statistical model and geological parameters according to past experience and developing practices in this field, mining technology improvements, development costs and reclamation costs; and

•	Assumptions concerning future effects of regulation, including the issuance of required permits and taxes imposed by governmental agencies.

If these factors and assumptions change, we may need to revise our mineral and resource reserves estimates.

ICL Group Limited 7

Any revisions to our previous reserve estimates or inaccuracies in our estimates related to our existing mineral and resource reserves could result in lower-than-expected sales and/or higher than expected costs and may have a material adverse effect on our business, financial condition and results of operations.

In October 2018, the SEC adopted a final rule that will replace SEC Industry Guide 7 with new disclosure requirements that are more closely aligned with current industry and global regulatory practices and standards. Commencing with our annual report for the fiscal year ended December 31, 2021, we will comply with these new disclosure requirements. Upon implementation of the new methodology as part of the adoption of these new disclosure requirements, we will present information respecting resource and reserve estimates which may differ materially from the reserve estimates presented historically and in this Annual Report under the existing SEC rules.

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

For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment— Reserves”.

The locations of some of our mines and facilities expose us to various natural disasters

We are exposed to natural disasters, such as flooding and earthquakes which may cause material damage to our business. For example, in Israel, some of our plants are located on the Jordan Rift Valley, or Syro-African Depression, a seismically active area. Furthermore, in recent years sinkholes and underground cavities have been discovered in the area of the Dead Sea, which could cause harm to the Company’s plants. In addition, an “undermining” process has begun in the northern part of the Arava stream, at the end of which, on both banks, are the evaporation ponds of the Company’s plants at the Dead Sea. There is a risk that this phenomenon would jeopardize the stability of the Company’s dikes and evaporation ponds. In the Sodom area, where many of the Company’s plants in Israel are located, there are occasional flash floods in the streambeds. While we have insurance coverage for these types of damage, subject to payment of deductibles, the insurance may not be sufficient to cover all of these costs. In addition, we have underground mines in the United Kingdom and Spain and a mine in China. Water leakages into these mines or other natural disasters might cause disruptions to our mining activities or even to a loss of the mine. We do not have full property insurance with respect to all our property/assets.

 ICL Group Limited 8

The accumulation of salt at the bottom of Pond 5, the central evaporation pond in our solar evaporation ponds system used to extract minerals from the Dead Sea, requires regular harvesting of the salt in order to maintain a fixed brine volume and thereby sustain the production capacity of extracted minerals and prevent potential damage to the foundations and structures of the hotels and other buildings situated close to the edge of the Pond

The minerals from the Dead Sea are extracted by way of solar evaporation, whereby salt precipitates onto the bed of Pond 5 (hereinafter – the Pond), located in one of the sites of Dead Sea Works (hereinafter – DSW). The precipitated salt creates a layer on the Pond bed with a volume of approximately 16 million cubic meters per year. The process of production of the raw material requires that a fixed brine volume is preserved in the Pond. Failure to maintain a constant volume of solutions in the Pond could result in a reduction in production capacity. To this end, up to the end of 2021, the raising of the solutions' level of the Pond will continue according to the rate at which the pond floor rises, while performing the salt harvest, initiated in the fourth quarter of 2020. The solutions' level maximum height (15.1) is expected to be reached by the end of 2021. From 2022 onwards, the solutions' volume in the Pond will be preserved only by way of harvesting the salt.

Raising the water level of the Pond above a certain level may cause structural damage to the foundations and the hotel buildings situated close to the water’s edge, to the settlement of Neve Zohar and to other infrastructure located along the western shoreline of the Pond. Up to the end of 2020, in order to ensure that the Pond water level does not exceed the maximum height (15.1), the Government of Israel, through the Dead Sea Preservation Government Company Ltd., implemented a project for construction of coastline defenses, together with DSW (who financed 39.5% of the project's cost), as part of which the dyke along the western beachfront of the Pond, across from the hotels, is raised, together with a system for lowering subterranean water. The construction work with respect to the hotels' coastlines is complete and at present, the Dead Sea Preservation Government Company Ltd. is carrying out elevation work in the intermediate area between the two hotel complexes. The Pond level will be maintained as part of the permanent solution (the salt harvesting project) described below, which should provide a defense until the end of the current concession period in 2030.

There is no guarantee that the said projects for maintaining the Pond’s water level will be at the cost we currently estimate or will prevent damage to the surrounding infrastructure or to our operations in the Pond. Higher cost of the harvesting process or failure to provide solutions and/or any proof of damage caused could materially and adversely affect our business, financial condition and results of operations.

For further information about the coastline defenses and the permanent solution (the Salt Harvesting Project), see “Item 4 – Information on the Company — D. Property, Plant and Equipment — Mineral Extraction and Mining Operations” and Note 18(c) to our Audited Financial Statements.

ICL Group Limited 9

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

Our ability to pump water relies on an active pumping station at the water line of the Northern Basin of the Dead Sea. Due to the receding water level in this area, the water line is receding from the current pumping station area and construction of a new pumping station (hereinafter – the P‑9 Pumping Station) was therefore required. The P-9 Pumping Station is expected to commence its operation during the second half of 2021. The Company expects that it will be able to continue pumping water in the coming years. Failure to construct and operate the P-9 pumping station or a significant delay in the planned timetables or failure to extend its life in future years could have a material adverse effect on the Company’s business, its financial condition and results of operations.

For information respecting the petition that was filed with the Israeli Court for Water Matters by Adam Teva V’Din, wherein the Court was requested to order the Government Water and Sewage Authority to issue a production license to DSW pursuant to the Water Law with respect to the transfer of water from the Northern Basin of the Dead Sea to the evaporation ponds in the Sea’s Southern Basin, see Note 18(c) to our Audited Financial Statements.

Additional risk of the decline of the Dead Sea level is the erosion of Arava stream, which flows along the international border between Israel and Jordan and into the Dead Sea. This erosion could endanger the stability of the eastern dykes in the future in the array of salt and carnallite ponds and any breach or damage to the salt and carnallite ponds could materially and adversely affect our business, financial condition and results of operations. The Company is endeavoring to analyze the matter and to find solutions for preventing or retarding this occurrence in the long term. The Company is conducting ongoing monitoring and acting on site in order to protect the dykes. As part of these efforts, a joint research was conducted with the Jordanian potash company APC (Arab Potash Company), designed to gather information for the detailed planning of a project to prevent the continued erosion of the stream. A pre-planning report based thereupon is expected to be received during the first half of 2021. Detailed planning work, based on the said report, will serve as foundation for a building permit application. Prior to commencing the project, obtaining permits from the authorities is required, due to its engineering complexity, proximity to the border, soil instability and environmental sensitivity of the entire area. Insofar as it is decided to commence with the project, the Company estimates that its completion is likely to take several years.

Furthermore, as a result of the decline of the Dead Sea level, sinkholes and underground cavities have been discovered in the area of the Dead Sea. The appearance of sinkholes in the Dead Sea area is increasing over the years. Most of the sinkholes develop in the Northern Basin of the Sea, where there is low activity by ICL Dead Sea (DSW). However, in recent years there has been a steady development of sinkholes in the area of the feeding channel, through which water is pumped from the Northern Basin to the Southern Basin. DSW takes actions to monitor the development of these sinkholes and to fill them when they appear. The development of sinkholes in areas where we operate, together with a failure to detect and treat those sinkholes can cause significant damage and could materially and adversely affect our business, financial condition and results of operations.

ICL Group Limited 10

Any malfunction in the transportation systems we use to ship our products could have a material adverse effect on our business, financial condition and results of operations

Part of our sales turnover is comprised of sales of bulk products characterized by large quantities. Most of this production quantity is shipped through dedicated facilities from two seaports in Israel, one seaport in Spain and another seaport in the United Kingdom. It is not possible to ship large quantities in bulk from other facilities in Israel. Any significant disruption regarding the seaport facilities and/or the array of transportation from the seaports, including due to strikes by port workers, regulatory restrictions and changes in the rights of use of seaport facilities, could delay or prevent exports of our products to our customers, which could materially and adversely affect our business, financial condition and results of operations. In addition, any significant disruption in the array of transportation to the seaports and between various sites, primarily through trains and trucks, might materially and adversely affect the Company’s operations, its financial condition and results of operations.

In addition, the Company transports hazardous materials using specialized transport facilities, such as isotanks for the transportation of bromine. A malfunction in the transportation of hazardous materials, in one of our specialized transport facilities might have an environmental impact and\or cause harm to the welfare of local residents, and, as a result, expose the Company to lawsuits and\or administrative proceedings or fines, and also cause a shutdown of such materials’ transportation systems for a certain period until the cause for such malfunction has been discovered and\or for purposes of preventative maintenance and improvement of the transportation array, and as a result may have material adverse effect on the Company’s operations, financial condition and results of operations.

We are exposed to risks associated with our international sales and operations, which could adversely affect our sales to customers as well as our operations and assets in various countries. Some of these factors may also make it less attractive to distribute cash generated by our operations outside Israel to our shareholders, use cash generated by our operations in one country to fund our operations or repayments of our indebtedness in another country and support other corporate purposes or the distribution of dividends

As a multinational Company, we sell in many countries where we do not produce. A considerable portion of our production is designated for export. As a result, we are subject to numerous risks and uncertainties relating to international sales and operations, including:

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

ICL Group Limited 11

The COVID-19 outbreak has impacted and could in the future materially and adversely affect our financial condition and results of operations

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in Wuhan, China, resulting in shutdowns of manufacturing and commerce in the months that followed. In March 2020, the World Health Organization declared COVID-19 a pandemic. Since then, the pandemic has continued to spread across the globe at varying infection rates and has introduced significant business and economic uncertainty and volatility to global markets. Accordingly, there has been, and may continue to be, a significant decline in global economic activity, including depressed commodity prices (including oil prices), in part, due to preventative ongoing measures taken by various governmental organizations around the world, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns.

The spread of the COVID-19 pandemic during 2020 has led us to modify our business practices, including implementing policies, health and safety measures and procedures to protect our employees in all of our facilities and offices. We may need to take further actions as required by government authorities or that we determine are in the best interest of our employees, customers, partners and suppliers.

For example, at the end of March 2020, our potash mining operations in Spain were temporarily halted for approximately three weeks and since then gradually ramped back up to normal capacity at the Suria site; Polysulphate® mining activities in the UK were curtailed and gradually ramped back up to normal capacity; and some of our external contractors declared force majeure that led to a delay in few of our projects. There is no certainty that such measures will be sufficient to mitigate the risks posed by the pandemic. Furthermore, our ability to perform certain functions might be affected if we are required to take additional steps.

The emergence of the COVID-19 pandemic had a negative impact on our business performance during 2020, as revenues decreased, mainly due to lower demand for some of our Industrial Products segment's products such as clear brine fluids, as a result of a significant decline in oil prices and demand, and such as certain flame retardants, due to lower activity in the automotive and electronics industries. In addition, our operating results were negatively impacted, mainly as a result of lower production in Europe and other operational costs related to the COVID‑19 pandemic.

We expect a continuing impact on our results also over the next few quarters, though the full future effect of the COVID-19 pandemic on the global economy and our business is uncertain, and it may be difficult to assess or predict. The extent of the impact of the COVID-19 pandemic on our operational and financial performance will depend on future developments, including, but not limited to:

•
The duration, severity and spread of the pandemic and the actions required by government authorities or other health organizations to contain the disease or treat its impact, including the effectiveness of the vaccinations developed and already administered in most countries.

•	The duration and severity of the sustained global recession, and the uncertainty as to when global economy will fully recover.

•
The possibility of additional outbreaks of the virus, or the development of more harmful and resistant variants of the virus, or any possible recurrence of other similar types of pandemics, or any other widespread public health emergencies.

•
Significant disruption of global financial markets and credit markets, which may reduce our ability to access capital or our customers’ ability to pay us for past or future purchases, which could negatively affect our liquidity.

ICL Group Limited 12

•	The possibility of temporary closures of our facilities or the facilities of our suppliers, customers, their contract manufacturers, and the possibility of certain industries shutting down.

•
Lower demand and/or pricing for our products and a potential global economic recession could lead to reduced demand in our end markets, particularly bromine compounds. In addition, the significant decline in crude oil prices and the oil markets’ current ability to absorb excess supplies and rebalance inventory is likely to continue to result in decreased demand for our clear brine fluids.

•	The ability of our suppliers, contractors and third-party providers to meet their obligations to us at previously anticipated costs and timelines without significant disruption.

•	Our ability to continue to meet the manufacturing and supply arrangements with our customers at previously anticipated costs and timelines without significant disruption.

•	The ability to purchase raw materials that we use to produce our products, due to shortages resulting from supply chain disruptions, quarantines, lockdown orders and production shutdowns.

We continue to closely monitor the effects and implications of the pandemic. The ultimate impact of the COVID-19 pandemic, or a similar health epidemic, is highly uncertain and subject to change. To the extent that the COVID-19 pandemic negatively impacts our business, results of operations, liquidity or financial condition, it may also have the effect of increasing many of the other risks described in this “Risk Factors” section.

Our operations could be adversely affected by price increases or shortages with respect to water, energy and our principal raw materials, as well as by increases in transportation costs

We use water, energy and various raw materials as inputs and we could be affected by higher costs or shortages in these materials, as well as by changes in transportation prices.

For example, our phosphate facilities use large quantities of water purchased from Mekorot, Israel’s national water company, at prices set by the government. If these prices rise significantly, our costs will rise as well. In our plants in Sodom, we obtain water from an independent system that is not part of the national water system. A shortage of water at the water sources in proximity to the plants or the imposition of additional costs/charges for water usage would force the Company to obtain water from sources located further away and/or at a higher cost. For information regarding the amendment to the Israeli Water Law in Israel and its impact on the Company’s production costs at the Dead Sea, see Note 17 to our Audited Financial Statements.

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

ICL Group Limited 13

The current supply of natural gas to our power plant and to our subsidiaries in Israel is dependent on a single supplier and on a single gas pipeline with limited transmission capacity.

While our plants are prepared for the use of alternative energy sources (fuel oil and/or diesel fuel), an increase in our energy costs, or energy shortages, could adversely and materially affect our business, financial condition and results of operations.

Furthermore, an increase in price or shortage of raw materials, inter alia: ammonia, sulphur, WPA and 4D (which we purchase from third parties) could adversely and materially affect our results of operations, financial position, and our business.

We can provide no assurance that we will be able to pass on to our customers increased costs with respect to water, energy and our principal raw materials, as well as increases in transportation costs. Our inability to pass on such cost increases could adversely affect our margins. For further information, see “Item 4 ‑ Information on the Company— B. Business Overview— Segment Information”.

Completion of certain of the Company’s major projects may be dependent on third‑party contractors and/or governmental obligations. Furthermore, termination of engagements with contractors might entail additional costs

In the coming years, the Company plans to complete several key projects, the completion of which is very important to the Company’s continued operation and ability to significantly improve its competitive position in some markets. Thus, for example, we are advancing the construction of the new pumping station (P-9) in the Dead Sea, the consolidation of potash mines in Spain including completion of the new mine access tunnel at Súria, and significant investments in environmental projects. The completion of key projects could also be dependent on third-party contractors. For example, a project in Spain incurred several delays and budget expansions that were associated, among others, with third-party contractor. Situations wherein such contractors encounter financial or operational difficulties, or other significant disagreements with the Company, could cause a significant delay in the planned timetables for completion of a project and\or material deviations from the project’s budget and may even jeopardize completion of the project altogether. This could adversely and even materially affect the Company’s business, its financial condition and results of operations.

The inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants

The inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants and might alter the composition of the Dead Sea water, in a manner that would lower the concentration of sodium chloride (NaCl) in the water, which could adversely affect production at ICL plants. This risk may materialize, among other things, as a result of the construction of a canal connecting the Mediterranean Sea with the Dead Sea, the inflow of water from the Sea of Galilee (Kinneret) to the Dead Sea via the Jordan River, or the construction of a canal from the Red Sea to the Dead Sea.

If the potential inflows, as described above, result in a lower concentration of sodium chloride in the water of the Dead Sea, it could adversely and materially affect production at our plants, our results of operations financial position, and our business.

ICL Group Limited 14

We are exposed to the risk of labor disputes, slowdowns and strikes

From time to time, we experience labor disputes, slowdowns and strikes. A significant portion of our employees are subject to collective labor agreements, mainly in Israel, China, Germany, United Kingdom, Spain and the Netherlands. Prolonged slowdowns or strikes at any of our plants could disrupt production and cause the non-delivery of products that had already been ordered. Also, ramp-up time is needed in order to return to full production capacity at the facilities. Furthermore, due to the mutual dependency between ICL plants, slowdowns or strikes in any one of ICL plant may affect the production capacity and/or production costs at another ICL plants. Labor disputes, slowdowns or strikes, as well as the renewal of collective labor agreements, may lead to significant costs and loss of profits, which could adversely, and even materially, affect our operating results and our ability to implement future operational changes for efficiency purposes. In the course of labor disputes, the workers union may impose certain sanctions which may include blocking or delaying the transfer of goods through the factory gates; such disputes may escalate into a strike.

Some of our employees have pension and health insurance arrangements that are our responsibility

Some of our employees have pension and health insurance arrangements that are our responsibility. Against some of these liabilities, we have monetary reserves that are invested in financial assets. Changes in life expectancy, changes in capital markets or changes in other parameters by which undertakings to employees and retirees are calculated, as well as statutory amendments, could increase our net liabilities for these arrangements. For information about our employee benefits liabilities and composition of plan assets, see Note 16 to our Audited Financial Statements.

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

•	The applicable tax rates may increase;

•	We may no longer be able to meet the requirements for continuing to qualify for some incentive programs;

•	Such incentive programs and tax benefits may be unavailable at their current levels;

•	Upon the expiration of a particular benefit, we may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit.

•	Changes in trade agreements between countries, such as in the trade agreements between the United States and China.

•	Changes in international taxation laws, as may be adopted by several countries we operate in, or sell to, may result in additional taxes or high tax rates being imposed on our operations.

ICL Group Limited 15

Changes in our evaluations and estimates, which serve as a basis for analyzing our contingent liabilities and for the recognition and measurement of assets and liabilities, including provisions for waste removal and the reclamation of mines, may adversely affect our business results and financial situation

As part of the preparation and composition of our financial statements, we are required to exercise discretion, make use of evaluations and estimates and make assumptions that affect, among other things, the amounts of assets and liabilities, income and expenses. When formulating such estimates, the Company is required to make assumptions concerning circumstances and events that involve uncertainty, even great uncertainty, such as, legal claims pending against ICL. We exercise our discretion based on our past experience, various facts, external factors and reasonable assumptions, according to the circumstances relevant to each estimate. It should be noted that actual results may differ, and even materially so, from such estimates. Therefore, this may adversely affect our financial results. For further information, see Note 2 to our Audited Financial Statements.

Regarding pending legal matters, the Company is required to estimate the probability of their outcome, which could be substantially different from their actual results due to the inherent complexity and the uncertainty of such proceedings. For example, as part of the arbitration proceeding conducted between a Spanish subsidiary and Akzo Nobel Industrial Chemicals B.V. (currently - Nobian), concerning the termination of the partnership agreement between them, in May 2019, Nobian submitted a statement of claim to the Arbitral Tribunal, whereby it seeks to determine that the agreement termination by the Company constitutes an unlawfully breach of contract and therefore it is entitled to enforce the agreement and to be compensated in an immaterial amount. Alternatively, in case it is determined that the agreement is not enforceable, Nobian outlines several different compensation alternatives in the amounts of up to $152 million. The Company believes that the agreement was lawfully terminated and that it is more likely than not that Nobian claims will be rejected. Failure to predict the actual outcome could materially and adversely affect our financial results.

In some of our various sites of operation, concession agreements and/or licenses include obligations relating to the expiration thereof, including reclamation and clearing of the sites (restoring the site to its former state). There is uncertainty regarding the actions that would be required upon expiration of the concession and/or license period and, accordingly, the costs involved in the execution of such actions, including the scope of restoration required. For example, with respect to the estimated costs of reclamation of our mining in Israel, we are required to make assessments considering numerous assumptions, including future additional restoration requirements and the impact thereof, in light of regulatory developments in this field in recent years. It is very difficult to assess the estimates for site restoration and clearing due to the complexity of soil restoration treatments, the scope and costs required for restoration, which are occasionally discovered only during actual execution of restoration works, the absence of a single, unified global standard determining environmental restoration requirements, and the absence of any significant precedents in this matter in Israel. Additional example is the estimation of the projected costs for the closure and restoration of the Sallent site – the main cost of the estimated costs for closure and restoration is attributed to the salt pile restoration. The Company is acting to treat the salt pile, by both utilizing the salt for production and sale for De-icing purposes, and by processing the material and removing it to the sea via a Collector. The estimation is based on a long-term forecast, covering a period of more than 50 years, along with observed estimates and, therefore, the actual costs that may be required to restore the Sallent site may differ, even substantially, from the current provision. In the Company's estimation, the provision in its books reflects the best estimate of the expense required to settle this obligation.

For further information, see Note 17 and 18 to our Audited Financial Statements.

ICL Group Limited 16

Our tax liabilities may be higher than expected

Our tax expenses and the resulting effective tax rate reflected in our consolidated financial statements may increase over time as a result of changes in corporate income tax rates and/or other changes in tax laws in the various countries in which we operate. We are subject to taxes in many jurisdictions, including jurisdictions in which we have a limited presence, and discretion is required in the determination of the provisions for our tax liability. In light of recent trends in international tax law and OECD recommendations, significant changes to international tax laws and practices may be adopted by various jurisdictions. Such changes could result in us being subject to tax in jurisdictions in which we currently are not subject to tax (including jurisdictions in which we have limited or no operations other than performing sales activities). Similarly, we are subject to examination by the tax authorities in many different jurisdictions. As part of such tax examinations, the relevant tax authorities may disagree with the taxable income reported, and may also dispute our interpretation of the applicable tax legislation relating, among other things, to inter‑company agreements.

The Law for Taxation of Profits from Natural Resources

The Law for Taxation of Profits from Natural Resources in Israel (hereinafter – the Law) is a new law that entered into effect with respect to the bromine, phosphate and magnesium minerals in 2016, and with regard to the potash mineral, in 2017.

As at the date of the report, no regulations under the Law have yet been enacted (except for regulations regarding advances on account of tax payments, published in July 2018), no circulars have been published and no court decisions have been rendered as to the implementation of this new Law that was imposed, to the best of the Company's knowledge, only on one other company. The financial statements of Dead Sea Works, Dead Sea Bromine and Dead Sea Magnesium (hereinafter – the Subsidiaries), serve as a basis for the mineral based financial reports (hereinafter – Surplus Profit Reports) required to be filed for tax calculation under the Law. Such calculation involves interpretations and assumptions on several significant matters, which require management’s judgment.

The Company's position is that the Surplus Profit Levy should be calculated on the Dead Sea Solution, which is the natural resource used by the Company, and not for each product produced from the Dead Sea Solution. Furthermore, based on the Company’s understanding of the law, the carrying amount of the property, plant and equipment, for the purpose of preparation of the financial statements for 2016 and onward of the Subsidiaries, which serve as the basis for the Surplus Profit Reports, are presented on the basis of their replacement cost (as used assets), on the date the Law entered into effect.

The Tax Authority's position could be materially different, even in very significant amounts, mainly, as a result of the different interpretation regarding the implementation of the Law, with respect to the carrying amount for natural resources tax purposes of the property, plant and equipment.

Should the Israeli Tax Authority, and subsequently the applicable District Court, in case of an appeal, decides that the measurement of the property, plant and equipment, for this purpose, should be in accordance with depreciated historical cost, and fully rejects the Company's arguments with respect to this and other issues, the result can be an increase in the Company's tax liabilities in an aggregate amount of about $185 million (including interest and linkage and net of Corporate income tax) for the years 2016-2020.

Subsequent to the date of the reports, the Company learned that the ITA intends to issue an assessment to the Company for the years 2016‑2017, which will include a demand for surplus profit levy, in the amount of about NIS 240 million (not including interest and linkage). The Company intends to submit its objection to the said assessment to the ITA.

ICL Group Limited 17

CFC taxation

The Company operates in many countries around the world. Under certain conditions, tax laws in certain countries provide that income from passive activities (and in certain cases, active activities) from Controlled Foreign Companies ("CFC") shall be considered taxable income even if not distributed. The conditions include, among other, the ratio between active and passive income and tax rates applied in the foreign countries. Although the Company is acting in accordance with the relevant tax legislation, there is a risk that the tax authorities will require additional tax payments, to the extent that the Company's position regarding meeting the conditions of Controlled Foreign Companies (CFC) will not be accepted.

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

We have expanded our business through mergers and acquisitions, as well as organizational restructuring and various initiatives designed to increase production capacity and reduce costs of our existing operations. This could result in a diversion of resources and significant expenses, a disruption of our existing business operations and an adverse effect on our financial condition and results of operations

Negotiation processes with respect to potential acquisitions or joint ventures, as well as the integration of acquired or jointly developed businesses, require management to invest time and resources, in addition to significant financial investments, and we may not be able to realize or benefit from the potential involved in such opportunities. Future acquisitions could lead to substantial cash expenditures, dilution due to issuances of equity securities, the incurrence of debt and contingent liabilities, including liabilities for environmental damage caused by acquired businesses before we acquired them, a decrease in our profit margins, impairment of intangible assets and goodwill; and increased governmental oversight over the Company’s activity in certain areas. There is no guarantee that businesses that have been or will be acquired or joint ventures will be successfully integrated with our current businesses and operations, and we may not realize the anticipated benefits of such acquisitions or joint ventures and even incur losses as a result thereof, particularly if such acquisitions or joint ventures disrupt our operations.

Some of our partners or potential partners in these business initiatives are governments, governmental bodies or publicly owned companies. We may face certain risks in connection with our investments in the joint ventures and/or partnerships including, for example, if our partners' needs, desires or intents change, if the government changes or if the ownership structure of our partners changes.

In addition, we are employing several initiatives to improve our existing operations, including initiatives to increase production and reduce operating costs at our facilities. In ICL Iberia in Spain we are consolidating all our facilities into a single site which includes a mine and a processing plant, in order to reduce costs per tonne and allow for the elimination of additional bottlenecks and further expansion. In the YPH JV in China we are expanding production of specialty phosphate solutions, among other things, by the construction of a white phosphoric acid (WPA) facility. Such initiatives involve high costs and/or take longer than we anticipate and may not be realized and\or ultimately achieve their goals. If these initiatives will not succeed, our financial situation and results of business and operations, as well as competitive position, could be materially and adversely affected.

ICL Group Limited 18

As a multinational Company, our sales may be adversely affected by currency fluctuations and restrictions, as well as by credit risks

Our global activities expose us to the impact of currency exchange rate fluctuations. Our financial statements are prepared in U.S. dollars. Our sales are in a variety of currencies, primarily in U.S. dollars and euros. As a result, we are currently subject to significant foreign currency risks and may face greater risks as we enter new markets. We may also be exposed to credit risks in some of these markets. The imposition of price controls and restrictions on the conversion of foreign currencies could also have a material adverse effect on our financial results. Part of our operating costs are incurred in currencies other than U.S. dollars, particularly in euros, ILS, GBP, BRL and RMB. As a result, fluctuations in exchange rates between the currencies in which such costs are incurred and the U.S. dollar may have a material adverse effect on the results of our operations, the value of the balance sheet items measured in foreign currencies and our financial condition.

We use derivative financial instruments and "hedging" measures to manage some of our net exposure to currency exchange rate fluctuations in the major foreign currencies in which we operate. However, not all of our potential exposure is covered, and certain elements of the Company’s financial statements, such as operating profit, long-term employee liabilities (IAS 19), lease liabilities (IFRS 16) and equity, are not fully protected against foreign currency exposures. Therefore, our exposure to exchange rate fluctuations could have a material adverse effect on our financial results.

See “Item 11 – Quantitative and Qualitative Disclosures about Market Risk — Exchange Rate Risk”.

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

Further, a portion of ICL's loans bear variable interest rates based on the short‑term London interbank offered rate for deposits of US dollars (LIBOR) rate for a period of one to twelve months, plus a margin as defined in each loan agreement. LIBOR tends to fluctuate based on general interest rates, rates set by the Federal Reserve and other central banks, the supply of and demand for credit in the London interbank market and general economic conditions. In July 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, is considering replacing U.S. dollar LIBOR with a newly created index, calculated with a broad set of short-term repurchase agreements backed by treasury securities. Any new benchmark rate will likely not replicate LIBOR exactly, and it is not possible to predict the effect of such changes, other reforms or the establishment of alternative reference rates in the US or elsewhere. To the extent these interest rates increase, our interest expense will increase, in which event we may have difficulties making interest payments and funding our other fixed costs, and our available cash flow for general corporate requirements may be adversely affected. See “Item 11 – Quantitative and Qualitative Disclosures about Market Risk — Interest Rate Risk”.

ICL Group Limited 19

We are exposed to material fines, penalties and other sanctions and other adverse consequences arising out of FCPA investigations and related matters

We are required to comply with the U.S. Foreign Corrupt Practices Act (the "FCPA"), the UK Bribery Act and similar anti-corruption laws in other jurisdictions around the world, in the countries where we operate. We operate and sell in countries that may be considered as high risk in this regard. Compliance with these laws has been subject to increasing focus and activity by regulatory authorities, both in the United States and elsewhere, in recent years. Actions by our employees, as well as third party intermediaries acting on our behalf, in violation of such laws, whether carried out in the United States or elsewhere in connection with the conduct of our business, could expose us to significant liability for violations of the FCPA or other anti-corruption laws and accordingly may have a material adverse effect on our reputation and our business, financial condition and results of operations.

Significant disruptions in our, or our service providers’, information technology systems or breaches of our, or our service providers’, information security systems could adversely affect our business

Information technology (IT) systems, including our hardware, software and telecommunications networks, as well as data centers and other information technology systems of third parties are critical to the operation of our business and essential to our ability to successfully perform day-to-day operations. Our operations also depend on the timely maintenance, upgrade and replacement of such systems, as well as pre-emptive expenses to mitigate the risks of failures. An intrusion, interruption, destruction or breakdown of our, or our service providers’, information technology systems and/or infrastructure by authorized or unauthorized persons could adversely affect our business and operations and in some cases even lead to environmental damage. In addition, a significant disruption to our, or our service providers’, computerized systems could cause harm of damage to the civilian population located in the vicinity of our production facilities. Moreover, we could experience business interruption, information or money theft and/or reputational damage as a result of cyber-attacks, which may compromise our, or our service providers’, systems, lead to data leakage and to disruption of sensitive production facilities and/or the security thereof, whether internally or at our third-party providers. Our, and some of our service providers’, systems have been, and are expected to continue to be, the target of malware and other cyber-attacks. Despite our investment in measures to reduce these risks, we cannot guarantee that these measures will be successful in preventing compromise and/or disruption of our information systems and related data or that such systems and data held and operated by our service providers will be secure. We have a limited ability to control the operations and security of the information systems used on our behalf or provided to us by our service providers and may have limited recourse with such service providers in the event an issue arises. As we become more dependent on information technologies to conduct our operations, and as the number and sophistication of cyber-attacks increase, the risks associated with cyber security increase. These risks apply both to us, and to third parties on whose systems we rely for the conduct of our business. Cyber threats are persistent and constantly evolving and include, but are not limited to, installation of malicious software, ransomware, viruses, social engineering (including phishing attacks), denial of service or other attacks, employee theft or misuse, unauthorized access to data and other electronic security breaches. Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Such threats have increased in frequency, scope and potential impact in recent years, which increased the difficulty of detecting and successfully defending against them. As cyber threats continue to evolve, we may be required to incur additional expenses in order to enhance our protective measures or to remediate any information security vulnerability. Cyber-attacks and other intrusion, interruption, destruction or breakdown of our information technology systems and/or infrastructure could also require significant management attention and resources, expose us to legal liabilities, negatively impact our reputation among our customers, business partners and the public, and cause us to incur significant costs, any of which could have a material adverse effect on our business, financial condition and results of operations.

ICL Group Limited 209

Our operations depend, among other things, on the timely maintenance, upgrade and replacement of networks, equipment, and information systems, as well as pre-emptive expenses to mitigate the risks of failures.  We regularly evaluate the need to upgrade and/or replace our information systems to protect our information technology environment, to stay current on vendor supported products and to improve the efficiency and scope of our systems and information technology capabilities. The implementation of new systems and information technology could adversely impact our operations by requiring substantial capital expenditures, diverting management’s attention, and/or causing delays or difficulties in transitioning to new systems. In addition, our systems implementations may not result in productivity improvements at the levels anticipated. Systems implementation disruption and any other information technology disruption, if not anticipated and appropriately mitigated, could have an adverse and material effect on our business.

Failure to retain and\or recruit personnel for key operational/professional positions, or to attract additional executive and managerial talent, could adversely affect our business

Given our complexity and the global reach of our businesses, we rely upon our ability to recruit and retain skilled management and other employees, including engineers, agronomists, scientists, technical equipment operators, programmers, data scientists, and other employees with special expertise. Much of our competitive advantage is based on the expertise, experience and know-how of our key management personnel. Any loss of service of key members of our organization, or any diminution in our ability to continue to attract high-quality employees may delay or prevent the achievement of major business objectives and may have a material adverse effect on our business, financial condition and results of operations.

We may not succeed in reducing our operating expenses within the framework of various efficiency programs implemented by the Company in its various sites

In order to cope with the challenging business environment prevailing in recent years and the increasing level of competition, we constantly review our total expenses and cost structure, and accordingly implement, from time to time, various efficiency programs designed to reduce costs. Such programs are subject to risks and uncertainties, and actual results may differ, even materially, from those planned or expected, and might adversely affect our operations, as well as our ability to realize other aspects of our strategy.

The Company borrows money from various sources to fund its operations and it frequently engages in refinancing activities, and therefore rely on access to the capital markets

The level at which the Company is leveraged could affect our ability to obtain additional financing for acquisitions, refinancing of existing debt, working capital or other purposes, could adversely affect our credit rating, and could make us more vulnerable to industry downturns and competitive pressures, as well as to interest rate and other refinancing risks. In addition, capital markets have been more volatile in recent years. Such volatility may adversely affect our ability to obtain financing on favorable terms at times in which we need to access the capital markets. Our ability to refinance existing debt and meet our debt service obligations will be dependent upon our future performance and access to capital markets, which will be subject to financial, business and other factors affecting our operations (including our long-term credit ratings), many of which are beyond our control. Our credit rating may be downgraded, among other things, due to our future performance, the degree we are leveraged and deterioration of the business environment.

ICL Group Limited 21

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

The Company is exposed to risks relating to its current and future activity in emerging markets

We operate in several emerging markets, and may have future activities in additional emerging markets. Activity in these regions is exposed to the socioeconomic conditions, as well as to the laws and regulations governing the agricultural, food and industrial sectors in these countries. The additional risks entailed in operating in emerging markets include, but are not limited to, high inflation rates; extreme fluctuations in exchange rates, martial law, war or civil war; social unrest; organized crime; expropriations and nationalizations; rescindment of existing licenses, approvals, permits and contracts; frequent and significant changes in taxation policies; restrictions on the use and trade of foreign currency. Governments in certain jurisdictions often intervene in the country’s economy, and at times even introduce significant changes to policy and regulations. Changes in the policies governing the food, agricultural and industrial sectors or changes in political attitudes in the countries wherein we operate could adversely affect our operations or profitability. Our operations could be affected at various degrees by governmental regulations relating to production limitations, price controls, controls of export, currency transfer, product imports and supply, taxes and royalties, divesture of property, licenses, approval and permits, environmental issues, real estate claims by local residents, water use and workplace safety. Failure to comply with domestic laws, regulations and procedures may result in the loss, revocation or divesture of licenses, imposition of additional local oversight of activities or other interests. We are monitoring the developments and policies in the emerging markets wherein we operate, and regularly assess their effect on our operations; however, such developments cannot be accurately anticipated, which, insofar as they occur, could adversely and even materially affect our activity and/or profitability.

Risks Related to Our Industry

Sales of our fertilizer products are subject to the conditions in the agricultural industry

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

ICL Group Limited 22

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

In addition, our Polysulphate® business in ICL Boulby mine in the UK, is exposed to new potential producers entering the market. Polysulphate® is the basis for many of the products in the Company's FertilizerpluS premium fertilizers business line. It should be noted, in this context, that a new potential producer holds a concession to develop a polyhalite mine with a capacity of up to 20 million tonnes per year, in a mine which is located in the same area of our Boulby mine. If eventually this producer proceeds to develop this capacity, ICL will cease to be the sole producer of Polysulphate®, and will not be the market leader, which is inconsistent with the Company's strategy to obtain leadership position in all its activities. ICL is constantly monitoring the competitive environment and will continue to seek ways to adhere with its strategy. If we are unable to compete effectively with new producers, our business, financial condition and results of operations could be materially and adversely affected. For further information, see “Item 4 – Information on the Company — B. Business Overview — Segment Information – Potash Segment”.

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

ICL Group Limited 23

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

The Company’s magnesium activities may be subject to antidumping and countervailing duties on imports of magnesium, that are imposed in order to protect the local producer in the target markets. If such duties are imposed, it may result in difficulties or inability to sell our magnesium products in these markets and thus negatively affect the Company's magnesium activities economic viability.

Securing the future of the phosphate mining operations at Rotem Israel depends on obtaining several approvals and permits from the authorities in Israel

Securing the future of the phosphate mining operations at Rotem depends on obtaining several approvals and permits from the authorities in Israel, as follows:

•
Emission permit under the Israeli Clean Air Act (hereinafter - the Law): In 2018, the Company conducted two risk assessments by external experts regarding the possibility to execute all the clean air tasks required by the emission permit as per their approved timeline. The risk assessments focused on the technical and safety considerations arising from implementation of a large number of projects in parallel, in an industrial site. The assessments indicated that there is no operational feasibility to implement the full requirements of the permit within the defined timeline, and accordingly the Company is unable to meet the timeline set in the current permit. In 2019, following discussions with the Israeli Ministry of Environmental Protection (hereinafter - MoEP), the MoEP informed the Company that during the course of discussions to renew Rotem Israel's emission permit, which currently remains unchanged, they will consider the safety constraints, the complexity and multiplicity of projects, as well as the Company's diligence to comply with the present permit conditions and their schedules, while prioritizing projects with significant environmental impact. The Company provided the MoEP with its updated projects' outline, schedule and completion status.

ICL Group Limited 24

In light of business uncertainty and the COVID-19 pandemic, the Company continued its discussions with the MoEP regarding the timing and scope of executing the investments, including the impact of the uncertainty surrounding Rotem Israel's activity, as far as the implementation of long-term projects is concerned. In December 2020, the Company submitted to the MoEP an application to update the current emission permit, including updated schedules for projects' execution in accordance with their environmental significance. In response, in December 2020, a summary letter was received from the MoEP regarding a principle outline that includes, among other things, postponing the execution of certain projects beyond the current permit period, which is to expire in September 2023, and a demand to complete certain projects within the permit period. The Company continues to hold discussions with the MoEP regarding prioritizing the projects' execution and reaching understandings within the framework of the current emission permit.

•
Mining concessions - The Company has the two mining concessions, which are in effect until the end of 2021. During the fourth quarter of 2020, as part of the Company's actions to extend the validity of the said mining concessions and obtain the necessary approvals, positive recommendations were received from the Ministry of Energy, the Committee for Reducing Concentration and the Competition Authority, to extend the licenses for an additional period of three years. In December 2020, the Minister of Energy approached the Chairman of the Finance Committee in the Knesset requesting that the Committee grant final approval to the said extension.

•	Oron's lease agreement - The Company has been working to extend the lease agreement for Oron's plant area since 2017, by exercising the extension option provided in the agreement.

•
Dry and wet phosphogypsum storage - in October 2020, the construction and use permit for pond 5 were extended until December 31, 2021. The Company is working with the relevant authorities to obtain all the required permits, for the continued operation of the gypsum ponds beyond 2021 and for the continued piling of gypsum, in accordance with the requirements set by law and/or instructions of the Planning and Building Committee.

•
Extension of oil shale extraction permit– The ERD (energy resource development) facility in Rotem Israel, which is used for extracting energy from oil shales (hereinafter – the facility), is essential for the continued production activity of Rotem Israel. In February 2020, the Ministry of Energy notified of its intention not to renew the oil shale extraction permit due to the environmental effects of the facility, whose operation is based on outdated technology. The Company is actively working in line with the Ministry of Energy's instructions to replace the facility with a natural gas steam boiler. As the replacement project is complex, and in light of the delays resulting from the Coronavirus crisis, the Company approached the Ministry of Energy with a request to extend the facility's production permit, from May 2021 until the end of 2022, so that the facility can be used until the completion of the project.

•
Finding economically feasible alternatives to the continued mining of phosphate rock in Israel – According to the Company's assessment of economic phosphate reserves in the existing mining areas, the estimated useful life of Rotem's phosphate rock reserves, which are essential for some production lines, is limited to only a few years. As described above, the Company is working to obtain permits and approvals which will provide an economic alternative for future mining of phosphate rock in Israel.

ICL Group Limited 25

The Company is continuing its discussions with the relevant authorities, inter alia due to the COVID‑19 pandemic and the business uncertainty, until the required approvals and permits are granted. Additionally, the Company increased its efforts to accelerate the discussions with the State of Israel on making decisions regarding future phosphate rock sources, in order to secure long-term certainty for Rotem Israel. The Company estimates that it is more likely than not that the said approvals, permits and future phosphate rock sources will be granted within a timeframe which will not materially impact the Company's results. Nevertheless, there is no certainty as to the receipt of such approvals, permits and future phosphate rock sources and/or the date of their receipt. Failure to obtain these approvals, permits and future phosphate rock resources, or a significant delay in receiving them can lead to a material impact on the Company's business, financial position and results of operations.

As at December 31, 2020, Rotem employs more than 1,400 people, and the overall book value of its property, plant and equipment amounts to about $727 million.

Our operations are subject to a crisis in the financial markets

The ICL Group is a multinational Company and its financial results are affected by global economic trends, changes in the terms of trade and financing and fluctuations of currency exchange rates. A crisis in the financial markets could cause a reduction in the international sources of credit available for the purpose of financing business operations. The impact of such a crisis might be expressed in terms of availability of credit to us and our customers, as well as the price of credit. In addition, the volatility and uncertainty in the European Union affect our activities in this market.

The uncertainty surrounding the proposed withdrawal of the United Kingdom from the European Union may materially and adversely affect our business

There is considerable uncertainty concerning the terms of the withdrawal of the UK from the European Union, referred to as “Brexit”. The United Kingdom officially left the European Union on January 31, 2020, while the transitional period ended on December 31, 2020. The movement of goods between the UK and the remaining member states of the European Union is subject to additional inspections and documentation checks, leading to possible delays at ports of entry and departure. Changes to the trading relationship between the UK and the European Union could result in increased cost of goods imported into and exported from the UK and may decrease the profitability of our UK and other operations.

Brexit could lead to legal uncertainly and potentially divergent national laws and regulations. More broadly, it is also unclear what financial, trade, legal and employment implications the withdraw of the UK from the European Union would have and how the withdrawal would affect us. Adverse consequences such as reduced consumer spending, deterioration in economic conditions, volatility in exchange rates, and prohibitive laws and regulations could materially and adversely affect our business, financial situation and results of operation.

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

ICL Group Limited 26

Our manufacturing facilities contain sophisticated manufacturing equipment. In the event of a major disruption in the operations of any of this equipment, we may not be able to resume manufacturing operations for an extended period of time. The occurrence of material operating problems at our facilities may have an adverse and even material effect on us, during and after the period of such operational difficulties, and expose us to significant liabilities and costs, dependent on the continued operation of our production facilities. For example, a malfunction in the operation of the dredger as part of the salt harvesting activity in DSW, designed to maintain a fixed brine volume at Pond 5, could harm, and even materially so, the production capacity of extracted minerals, and thereby adversely and materially affect our operations.

For further information, see “Item 4 – Information on the Company — B. Business Overview —Regulatory and Environmental, Health and Safety Matters” and Note 18 to our Audited Financial Statements.

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

For further information, see “Item 4 – Information on the Company — B. Business Overview —Regulatory and Environmental, Health and Safety Matters“.

As a mining and industrial chemicals Company, we are exposed to various legislative and licensing restrictions in the areas of environmental protection and safety. Related compliance costs and liabilities may adversely affect the results of our operations

As a mining and industrial chemicals Company, we are significantly affected by the legal provisions and licensing regime in the areas of environmental protection and safety. Recent years have been characterized by a substantial increase in the stringency and enforcement of legal provisions and regulatory requirements in these areas; the cost of adjustment to and compliance with such regulatory changes, including the technological complexity of such adjustment, as well as compliance with standardization, have all shown a significant upward trend.

ICL Group Limited 27

Legislative changes around the world may prohibit or restrict use of our products, due to environmental protection, health or safety considerations. Standards adopted in the future may affect us and change our methods of operation. Furthermore, some of our licenses, including business licenses and mining licenses, are for fixed periods and must be renewed from time to time. Renewal of such permits is not certain and may be made contingent on additional conditions and significant costs. Difficulties in obtaining such permits could have an adverse effect on our operations, business and results of operations. For example, in Israel, emission permits are received under the Israeli Clean Air Law. In order to comply with the emission permits received in connection with some of our operations in Israel, we are required to make significant capital investment over the next few years. For further information, see "Securing the future of the phosphate mining operations at Rotem Israel depends on obtaining several approvals and permits from the authorities in Israel” above,  “Item 4 – Information on the Company — B. Business Overview —Regulatory and Environmental, Health and Safety Matters” and “B. Business Overview —Business Licenses and Other Permits”.

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

ICL Group Limited 28

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

For further information, see “Item 4 - Information on the Company— B. Business Overview—Regulatory and Environmental, Health and Safety Matters”.

Due to the nature of our Company, we are exposed to administrative and legal proceedings, both civil and criminal, including as a result of alleged environmental contamination caused by certain of our facilities

From time to time we are exposed to administrative and legal proceedings, both civil and criminal, including as a result of alleged environmental contamination caused by certain of our facilities. It should be noted, in that regard, that the Company may be exposed to criminal proceedings, fines and significant impairment of the operation of our facilities as a result of failing to meet the requirements of our emissions permits including the provisions of the Israeli Clean Air Law, and particularly, regarding the scope of current and future requirements as prescribed by the Israeli Ministry of Environmental Protection respecting the implementation of the Law’s provisions at the Company’s plants in Rotem Israel, as well as compliance with the timeframes for implementation of such requirements. In addition, from time to time examinations and investigations are conducted by enforcement authorities.

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

ICL Group Limited 29

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

For information respecting legal proceedings and actions, see Note 18 to our Audited Financial Statements and “Item 8 - Financial Information— A. Consolidated Statements and Other Financial Information— Legal Proceedings”.

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

ICL Group Limited 30

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

Our computer and communications networks, and production technologies constitute a basic platform for operational continuity and are also potential targets for acts of terror. Potential cyber threats can cause damage to systems and plants, data loss, software vulnerability and external and internal access to sensitive and confidential information. We have implemented a plan for safeguarding and backing up the information systems. The activities include separation of our information networks from the computerized process systems, physical protection of the computer rooms and terminals and training of employees. However, there is no assurance that the Company will successfully accomplish its goals.

ICL Group Limited 31

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

ICL Group Limited 32

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

In light of the Company’s listing for trading on a stock exchange in the United States, and considering the fact that our parent Company is subject only to the Israeli securities law, we are subject, in certain aspects, to both Israeli law and U.S. law, a fact which may cause us to face both reporting and legal conflicts.

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

Risks Related to Our Ordinary Shares

We have one key shareholder who is our controlling shareholder. This controlling shareholder may influence the making of decisions with which other shareholders may disagree

As at December 31, 2020, the Israel Corporation Ltd. (“Israel Corp.”) holds the controlling interest in the Company.

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

ICL Group Limited 33

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

The market price of our ordinary shares is subject to fluctuation, which could result in substantial losses for our investors

The stock market in general and the market price of our ordinary shares, in particular, are subject to fluctuation, and changes in our share price may occur unrelated to our operating performance. The market price of our ordinary shares on the TASE or NYSE has fluctuated in the past, and we expect it will continue to do so. The market price of our ordinary shares is and will be subject to several factors, including:

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

ICL Group Limited 34

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

You may be diluted by the future issuance of additional ordinary shares, among other reasons, for purposes of carrying out future acquisitions, financing needs, and also as a result of our incentive and compensation plans

As at the date of this Annual Report, we have approximately 180 million ILS 1 par value (approximately $56 million) shares authorized but unissued. We may choose to raise substantial equity capital in the future in order: to acquire or invest in businesses, products or technologies and other strategic relationships and to finance unanticipated working capital requirements in order to respond to competitive pressures. The issuance of any additional ordinary shares in the future, or any securities that are exercisable for or convertible into our ordinary shares, will have a dilutive effect on our shareholders as a consequence of the reduction in the percentage ownership.

For example, as at the date of the report, there are about 27 million outstanding options for our ordinary shares that were issued under our incentive and compensation plan. For further information, see Item 6 - Directors, Senior Management and Employees— E. Share Ownership.

We may not be able to maintain our dividend payment

The Company's dividend distribution policy is that the Company’s dividend distribution rate will be up to 50% of the annual adjusted net profit. In addition, dividends will be paid as declared by the Board of Directors and may be discontinued at any time. All decisions regarding dividend distributions are made by the Board of Directors, which considers various factors including our profits, investment plans, financial position and additional factors as it deems appropriate. Dividend payments are not guaranteed and our Board of Directors may decide, in its exclusive discretion, at any time and for whatever reason, not to pay dividends, to reduce the rate of dividends paid, to pay a special dividend, to modify the dividend payout policy or to adopt a share buyback program.

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

ICL Group Limited 35

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

ICL Group Limited 36

Item 4 – INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal name is ICL Group Ltd. (formerly Israel Chemicals Ltd.) and our commercial name is ICL. We are a public Company and operate as a limited liability Company under the laws of Israel. Our registered headquarters is located at Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv 61202, Israel. The telephone number at our registered office is +972‑3‑684‑4400. Our website address is www.icl‑group.com. The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Annual Report.

ICL was established in Israel in 1968 as a government-owned and -operated Company in Israel and operates as a limited liability Company under the laws of Israel. In 1975, the shares of certain companies (including, among others, ICL Dead Sea, ICL Rotem, Dead Sea Bromine, Bromine Compounds and Tami) were transferred to ICL. In 1992, following a decision of the Israeli government to privatize ICL, the State published its tender prospectus, 20% of the Company's shares were sold to the public and its shares were registered for trading on the Tel‑Aviv Stock Exchange. Prior to our public share issuance, a Special State Share in our Company and our main Israeli subsidiaries was issued to the State of Israel (for further details regarding the terms of the Special State Share, see “Item 10 - Additional Information— B. Memorandum, Articles of Association and Special State Share”). In 1995, the State of Israel sold its controlling interest in the Company (representing approximately 24.9% of our shares) to Israel Corporation Ltd., a publicly traded Company on the TASE (ILCO), which was controlled at that time by the Eisenberg family. A majority of the ordinary shares held by the state of Israel were sold during the following years. In 2000, the State of Israel ceased to be a stakeholder in terms of holding any of our ordinary shares, but it retained the Special State Share. In 1999, the Ofer Group acquired the Eisenberg family’s shares in Israel Corporation. In September 2014, we listed our shares on the New York Stock Exchange, and they are currently traded in Tel Aviv and in New York.

As of December 31, 2020, Israel Corporation Ltd. holds approximately 44.9% of our outstanding ordinary shares and approximately 45.85% of the shareholders' voting rights.

The following is a list of significant acquisitions, divestitures and joint ventures over the last several years:

•
In January 2021, the Company completed the acquisition of Agro Fertilaqua Participações S.A., one of Brazil's leading specialty plant nutrition companies, for a consideration of $122 million (before deduction of Fertilaqua's net debt of $40 million).

•
In May 2020, the Company completed the sale of Hagesüd Interspice Gewürzwerke GmbH, including related real-estate assets, to Solina Corporate SAS. The sale's consideration is about $35 million, of which about $9 million represent a contingent consideration. The contingent consideration will be received subject to meeting a specific sales target for a subsequent period of 12 months, ending on June 30, 2021.

•
In February 2020, the Company completed the acquisition of Growers Holdings, Inc., an innovator in the field of process and data-driven farming. For further information see "Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, etc. – Research and Development".

ICL Group Limited 37

•
In March 2018, the Company completed the sale transaction of the fire safety and oil additives businesses, for a total consideration of $1,010 million, of which $953 million was in cash and $57 million in the form of a long-term loan to a subsidiary of the buyer.

•	In 2017, the Company completed the sale of its holdings in IDE Technologies Ltd., constituting 50% of IDE’s share capital.

For information about our principal capital expenditures and divestitures during the last three fiscal years, see “Item 5 - Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Principal Capital Expenditures and Divestitures”.

B. BUSINESS OVERVIEW

Company Overview

ICL Group Ltd. is a leading global specialty minerals and chemicals Company that creates impactful solutions for humanity’s sustainability challenges in global food, agriculture, and industrial markets. ICL leverages its unique bromine, potash and phosphate resources, its professional employees, and its strong focus on R&D and technological innovation to drive growth across its end markets. Our operations are organized under four segments: Industrial Products (Bromine), Potash, Phosphate Solutions and Innovative Ag Solutions.

Our principal assets include:

•	Access to one of the world’s richest, longest‑life and lowest‑cost sources of potash and bromine (the Dead Sea).

•	Potash mine and processing facilities in Spain. The Company is in the process of consolidating its potash operations in Spain into one site.

•	Bromine compounds processing facilities located in Israel, the Netherlands and China.

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

•	Polysulphate® resources in the United Kingdom.

•
Production of tailor-made, highly effective specialty fertilizers offering both improved value to the grower and essential nutrition for plant development, optimization of crop yields and reduced environmental impact.

•	A focused and highly experienced team of technical experts developing production processes, new applications, formulations and products for our agricultural and industrial markets.

•
Strong crop nutrition sales and marketing infrastructure, which optimizes distribution channels of commodity, specialty and semi-specialty fertilizers by achieving commercial excellence, increasing efficiency of its global operations and better leveraging region-specific knowledge, agronomic and R&D capabilities, logistical assets and customer relationships.

ICL Group Limited 38

•
Research and Development:  Leveraging its proximity to the globally leading high-tech and agri-tech eco-system in Israel, as well as vast agronomy and chemistry knowledge accumulated over decades, ICL has developed an extensive global R&D infrastructure, with 250 knowledgeable and highly experienced employees and 20 R&D centers around the global, yielding 750 granted patents in 250 patent families. ICL's R&D supports the development of new, innovative products, applications and formulations for each of the Company's operating segments, through internal research, employee ideation and collaborative research with external third parties.

•	An extensive global logistics and distribution network with operations in over 30 countries.

In the year ended December 31, 2020, we generated total sales of $5,043 million, operating income of $202 million, adjusted operating income of $509 million, net income attributable to the shareholders of the Company of $11 million and adjusted net income attributable to the shareholders of the Company of $258 million. See "Item 5 – Operating and Financial Review and Prospects – A. Operating Results – Results of Operations".

Sales of the Industrial Products segment amounted to $1,255 million and operating profit attributable to the segment amounted to $303 million, sales of the Potash segment amounted to $1,346 million and operating profit attributable to the segment amounted to $120 million, sales of the Phosphate Solutions segment amounted to $1,948 million and operating profit attributable to the segment amounted to $66 million, and sales of the Innovative Ag Solutions segment amounted to $731 million and operating profit attributable to the segment amounted to $40 million.

For a breakdown of sales and a geographic market by segments, see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results– Segment Information”.

Markets and Industries

General

ICL's integrated business model is structured around three minerals – Bromine potash and phosphate.  These minerals are the main raw materials for most of the value-added downstream products in the Company’s portfolio. The Company’s operations are organized under four reporting segments: Industrial Products (Bromine), Potash, Phosphate Solutions and Innovative Ag Solutions (IAS), with three of the four segments representing a specific value chain. In the first three segments, ICL benefits from a leadership position:  either in terms of market share or cost competitiveness.

The Industrial Products segment primarily operates the bromine value chain, which includes elemental bromine and bromine compounds for various industrial applications, as well as several complementary businesses, mainly phosphorous based flame retardants and additional Dead Sea minerals for the pharma, food, oil & gas and de-icing industries.

The Potash Segment operates the Company’s potash value chain and includes primarily potash fertilizers, as well as Polysulphate®-based fertilizers. This segment also produces and markets magnesium - a byproduct of potash production.

The Phosphate Solutions segment is mostly based on ICL's phosphate value chain. It includes specialty phosphate salts and acids for various industrial applications, as well as commodity phosphates which are used mostly as fertilizers.

ICL Group Limited 39

The fourth segment, IAS, currently includes the specialty fertilizers business. ICL is focused on expanding and strengthening its Innovative Ag Solutions offerings, by maximizing its existing capabilities and agronomic expertise.  In addition, the Company would like to expand and diversify globally through M&A, such as the January 2021 acquisition of Fertiláqua, a Brazilian specialty crop nutrition company.

Industrial Markets

ICL’s Industrial Products segment and ICL's specialty phosphates business serve various industrial markets.

Industrial Products

Bromine is a member of the halogen family and is found naturally in seawater, underground brine deposits and other water reservoirs, such as the Dead Sea. Bromine concentration and the method of extraction varies depending upon the nature of its source.  The lower the concentration of bromine in the brines, the more difficult and expensive it is to extract. The Dead Sea, which spans between Israel and Jordan, is the world’s premier source of bromine, and accounts for about half of the global supply. The Dead Sea is the most competitive source of bromine as it has the highest concentration. As a result, the least amount of water must be extracted and evaporated to produce bromine, which minimizes energy costs.

ICL Group Limited 40

ICL's bromine solutions are embedded in numerous products, making consumer goods safer and industrial production more efficient and sustainable. The largest commercial use of bromine is in flame retardants, which are used by the electronics and components, automotive, building and construction, furniture, and textiles end-markets. Bromine and its derivatives are also used in various other industries, including rubber production, oil and gas drilling, water purification, and in the pharmaceutical and food industries.

Demand for the products manufactured by ICL's Industrial Products segment is driven by population growth, increased standards of living, higher environmental and safety awareness and increased focus on cost effective industrial production. Increased regulation and environmental awareness also drive demand for polymeric and reactive bromine and phosphorus-based flame retardants, which are considered more environmentally friendly. ICL estimates bromine demand is relatively stable and finds market growth is primarily linked to global population growth.

On the supply side, Chinese producers have significantly decreased their bromine production over the past few years due to resource depletion, increased environmental-related regulatory pressure and the reduced availability of land for bromine production. This, combined with a shortage of economically viable bromine resources globally, has resulted in price increases due to tight supply and demand.

Specialty Phosphates

ICL’s specialty phosphates business is centered around the Company's vertical integration into phosphate rock and fertilizer-grade phosphoric acid, also known as green phosphoric acid, which goes through a chemical process to become purified phosphoric acid, also referred to as white phosphoric acid (WPA). As part of its value-add proposition, ICL produces and markets purified acids and phosphate salts in addition to commodity phosphates.

In the food industry, phosphate salts are used as functional food ingredients and phosphate additives, providing texture and stability solutions for the processed meat, poultry & seafood industries, meat alternatives, dairy, beverage and baked goods. On the industrial side, ICL's specialty phosphates are found in water and metal treatment supplies, cleaning and construction materials, cola beverages, oral care, paints and coatings, and more.

As part of its food specialties business, ICL developed its proprietary ROVITARIS® alternative protein technology for the meat alternatives market.  By using ROVITARIS® technology, food manufacturers can create plant-based meat alternatives, which are virtually indistinguishable from their traditional meat counterparts and are allergen free.

According to ICL's estimates, the Company has a leading position in specialty phosphates in Europe, North America and Latin America with approximately 24% market share in total. Demand for purified phosphoric acid - a key raw material for water soluble fertilizers - is expected to continue to grow, driven by rapid growth in fruit & vegetable consumption and changing agricultural production systems. Similarly, phosphate salts used in processed meats, cheeses and baking goods, have seen strong consumption growth in developing countries.

Consumer demand for different food products has changed dramatically over the last several decades, driven by increased income per capita, demographic shifts and lifestyle changes. Longer working hours, changing family structures, increased awareness of nutrition and health issues and access to a broader variety of food products, have resulted in growing demand for more sophisticated, protein-enriched, unprocessed (“clean label”) and non-allergenic (“free from”) food products with longer shelf lives and improved flavor, texture and appearance. An increasingly longer supply chain and consumer awareness of food waste also drives the demand for longer shelf‑life and food stability. These trends drive long‑term demand for food additives, such as phosphate derivatives and phosphate and protein formulations for the processed meat, bakery, dairy and beverages industries.

ICL Group Limited 41

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

In the short term, demand for fertilizers is volatile and seasonal, and is affected by factors such as weather in the world’s key agricultural growing regions, fluctuations in planting main crops, agricultural input costs, agricultural product prices and developments in biotechnology. Some of these factors are influenced by subsidies and lines of credit granted to farmers or to producers of agriculture inputs in various countries, and by environmental regulations. In addition, currency exchange rates, legislation and international trade policies have an impact on the supply, demand and level of consumption of fertilizers worldwide. Nevertheless, the common perception is that the policy of most countries is to ensure an orderly and high‑quality supply of food to the population and to this end, to encourage agricultural production. Therefore, ICL expects the long‑term growth trend of the fertilizers market to be maintained.

Global fertilizer demand is also driven by the supply/demand balance in grains and other agriculture products markets, which impacts their prices. Supply of agriculture products is influenced by weather, planted areas and input usage, while demand is primarily influenced by population growth and dietary changes in the developing world:

Population and Income Growth per Capita. Historically, growth in fertilizer consumption globally has been closely correlated with growth in the world’s population, which is expected to reach 7.6 billion in 2020 and 9.1 billion by 2050, according to the FAO (Food and Agriculture Organization of the UN). Currently, developed countries use fertilizers more intensively than developing countries and, therefore, produce crops at much higher yields. Economic growth in emerging markets supports food demand and thus fertilizer use. In addition, growth in income per capita in developing markets results in a shift to more protein‑rich diets through higher meat consumption, which requires larger quantities of grain for their growth, thus leading to an increased demand for seeds used in animal feed. According to estimates published by the IMF (International Monetary Fund), GDP per capita in emerging markets and developing economies is expected to grow by 6.3% and 5.0% in 2021 and 2022, respectively.

ICL Group Limited 42

Declining Arable Land per Capita.  As the world’s population grows, mainly in cities, farmland per capita decreases and more food production is required from each acre of farmland. This, in turn, requires increased yield per planted area. According to the FAO, the amount of arable land per capita is expected to decrease from 0.22 hectares per person to 0.18 hectares per person between 2020 and 2050. Effectively, new arable land is available only in limited quantities, and is concentrated mainly in Brazil. Therefore, the only viable path to increase crop production is through a yield increase in developing countries, mainly in China, India, Russia, Africa and Central America, by optimizing the use of fertilizers (especially improving the balance in the use of potash, which is underutilized versus the use of nitrogen fertilizers), together with water availability and better seeds. According to the FAO, world crop production will increase by 18.1% between 2020 and 2050, while practically all of the growth is expected to be attributed to increase in yields.

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

During 2020 soybean, corn and wheat prices increased by 31.2%, 12.3% and 18.5% respectively, while rice price decreased by 3.5%. These price increases occurred during the COVID-19 pandemic, leading countries to have increased concerns regarding food security for their people, while in China this was boosted by a recovery from the African swine fever. Good agricultural fundamentals supported this, mainly in Brazil, expressed as high barter ratios, leading to a record high soybean export, but also in India and in the US. It should be noted that during the middle of this year rice prices jumped to their highest levels in the last twelve years following production reduction in some south Asian countries, leading them to ban its export. WASDE report published by the USDA in February 2021 further support the above, while showing a decrease in the expected ratio of the global inventories of grains to annual consumption, to 29.3% for the 2020/21 agriculture year, compared to 30.4% for the 2019/20 agriculture year, and 30.6% for the 2018/19 agriculture year.

ICL Group Limited 43

Specialty Agriculture

Specialty fertilizer markets are growing faster than the markets for conventional fertilizers and are estimated to be growing at a CAGR of 5% to 7% from 2020 to 2025, depending on the market segment (Luclntel, 2021). Farmers use specialty fertilizers that are customized to meet the needs of specific crops, soil types and climates, to achieve a more efficient and effective fertilization and to maximize yield and quality. The specialty fertilizers allow more precise application of the critical foundations for development of the plant (phosphorus acid, potassium and nitrogen) and micro‑nutrients. Specialty fertilizers are generally used for specialty crops (such as fruits and vegetables, greenhouses and horticulture) but are also expanding into usage for larger specialty field crops. Increase in the demand for food is expected to drive an increase in the use of specialty fertilizers. These fertilizers include, among others, enhanced efficiency fertilizers such as controlled release fertilizers (CRF), which allow for precision in the release of nutrients over time, and delayed or slow release fertilizers (SRF), which allow for a very slow release of nutrients (nitrogen and potassium only), liquid fertilizers integrated in irrigation systems and in herbicides and fully water soluble fertilizers, which are most commonly used for fertilization by means of drip irrigation systems and foliar spraying.

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

China’s Zero Growth Fertilizers 2020 is one example of such a regulation. In order to achieve the goal of a zero increase in fertilizer consumption by 2020, China is promoting new fertilization technologies including controlled release fertilizers and fertigation, among other initiatives. Another example is the EU Nitrate Directive, which sets a limit on the amount of nitrates found in the water supply. Specialty Fertilizers, such as CRFs, can optimize the availability of nitrogen to the crop, thereby reducing nitrate levels.

New Grower Practices

Grower practices have a substantial impact on the growth of the Specialty Fertilizers market. Fertigation usage is growing since applying fertilizers via fertigation systems is much more efficient when using specialty fertilizers, thus increasing the demand for soluble fertilizers such as Water-Soluble NPKs.

The ongoing improvements in agricultural technology have resulted in an increase in the usage of drip irrigation and an increase in demand for liquid and water-soluble fertilizers.

All of the above are expected to contribute to a higher long-term demand for specialty fertilizer solutions.

ICL Group Limited 44

ICL's Competitive Strengths

ICL attributes its business strength to the following competitive advantages:

•
Unique portfolio of mineral assets. ICL benefits from access to the Dead Sea - one of the world’s richest, longest‑life and lowest‑cost resources of potash and bromine. ICL’s access to these resources is based on an exclusive concession from the State of Israel for extraction of minerals from the Dead Sea. ICL also holds licenses to mine potash and salts from underground mines with vast resources in Spain. ICL is the only global producer of polyhalite, a mineral used as fertilizer and consisting potassium, Sulphur, calcium and magnesium. In addition, ICL has access to phosphate rock in the Negev Desert based on mining licenses from the State of Israel and it holds a license for mining phosphates in China. Access to these assets provides ICL with a consistent, reliable supply of raw materials, allowing for large scale-production and supporting ICL’s integrated value chain of specialty, value added products.

Dead Sea in Israel:  ICL’s potash and bromine production facilities at the Dead Sea enjoy lower production costs compared to mining potash from underground deposits or extracting bromine from less concentrated sources. This is attributed to the high concentration and virtually unlimited supply of minerals in the Dead Sea and to the unique solar evaporation production process which is less energy intensive. Furthermore, the Dead Sea’s hot and dry climate allows ICL to store outdoors very large amounts of potash (exceeding annual production) at a low cost. This advantage enables ICL to operate its potash facilities at full production capacity despite periodic fluctuations in demand, and to react faster in periods of higher demand. In addition, ICL benefits from lower transportation and logistics costs compared to its competitors and faster time to market due to the geographic proximity of its facilities in Israel to seaports and due to Israel’s geographic positioning vis‑à‑vis its main geographical markets (especially the fast‑growing markets of India, China and Brazil). While ICL benefits from these advantages, it incurs infrastructure‑related costs in connection with harvesting salt from Pond 5. For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations”.

United Kingdom and Spain mineral assets: In addition to its operations in Israel, ICL mines potash in Spain and Polysulphate in the United Kingdom. The geographical proximity to Europe, the primary market of these assets, provides ICL with logistical advantages reflected in lower transportation costs, faster time-to‑market and higher net-back prices. In Spain, ICL is progressing with its project to consolidate the two existing mines and processing facilities into one complex which operates a ramp instead of a shaft, thus aiming to increase the mine’s capacity and contributing to lower costs. The excavation of the access ramp was completed in the fourth quarter of 2020, and full operations are expected to commence during the first half of 2021. The project also consists of expanding the above-mentioned processing facility’s capacity, logistics adjustments and improvements as well as the construction of a new terminal in the Port of Barcelona which was completed in early 2020. In the UK, the Company is ramping up the production of Polysulphate, a unique mineral containing four nutrients (potassium, sulphur, calcium and magnesium) which can be used as a natural fertilizer and provides a very cost-effective solution, as its production does not require chemical processing.

Integrated phosphate value chain: ICL’s access to phosphate rock in the Negev Desert and in China is the foundation for the Company's sizeable downstream, fully backward integrated specialty phosphate business. ICL mines and processes phosphate rock from three open‑pit mines in the Negev Desert under mining licenses from the State of Israel and from an open-pit mine in Haikou (China), using conventional methods, under a phosphate mining license that was issued in July 2015 by the Division of Land and Resources of the Yunnan district in China. A majority of the phosphate rock produced is used internally to manufacture phosphate fertilizers, fertilizer-grade and pure phosphoric acid, with the balance being sold to third parties. ICL’s phosphate assets are the base for its vast and diversified specialty phosphates product portfolio used in industrial applications as well as food additives and specialty fertilizers, adding additional value to the commodity business while reducing ICL’s exposure to the volatility in the commodity markets. See “Item 3 - Key Information— D. Risk Factors— Our minerals extraction operations are dependent on concessions, licenses and permits granted to us by the respective governments in the countries in which we operate”.

ICL Group Limited 45

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

•
Leading positions in markets with high entry barriers. ICL obtains leadership positions in many of the key markets in which it operates. It is the clear leader in the bromine market, with 40% of market capacity, about third of production as well as most of the excess capacity in the market. In the potash market the Dead Sea operations has leading competitive positions and according to CRU, the Dead Sea is among the most competitive potash suppliers to China, India and Brazil. ICL also has the largest market share in specialty phosphates in the combined markets of North America, Europe and Latin America and is the sole producer of Polysulphate®. ICL has leadership positions in additional product lines such as phosphorous-based flame retardants, PK fertilizers in Europe and soluble phosphate‑based fertilizers.

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

•
Strategically located production and logistics assets.  ICL benefits from the proximity of its facilities, both in Israel and Europe, to developed economies (Western Europe) and emerging markets (such as China, India and Brazil). For example, in Israel, ICL ships from two seaports: The Port of Ashdod (with access to Europe and South America) and the Port of Eilat (with access to Asia, Africa and Oceania). As a result of their geographical positions, access to these two ports provides ICL with two distinctive advantages versus its competitors: (1) it has lower plant gate‑to‑port, ocean freight, and transportation costs from ports to target markets, which lower its overall cost structure; and (2) it has faster time to markets due to its proximity to end‑markets, allowing it to opportunistically fill short lead‑time orders, strengthening its position with its customers. In addition, ICL is the sole producer with the ability to transport potash and phosphates from the same port (which it does in Israel). ICL’s sales are balanced between emerging markets (approximately 40% of 2020 sales) and developed economies (approximately 60% of 2020 sales).

ICL Group Limited 46

•
Strong cash generation and closely monitored capital allocation approach. Continuous focus on cash generation, optimization of the capital expenditures (CAPEX) and working capital as well as the implementation of efficiency measures enabled the Company to generate operating cash flow of $804 million in 2020, a decrease of 19% compared to 2019. Despite the year‑over‑year decline related to COVID-19 and lower commodities prices, these cash flows were used in accordance with the Company’s strict approach in connection with allotment of equity, whereby the Company examines, on an ongoing basis, the work plan and its investments. ICL's capital allocation approach balances between driving its long‑term value creation through investments in its growth, providing a solid dividend yield while aiming to maintain an investment grade rating (at least BBB- by S&P and Fitch). On February 12, 2020, the Company’s Board of Directors resolved to extend the Company's dividend policy of a payout ratio of up to 50% of annual adjusted net income, until further notice. In respect to 2020 adjusted net income, the Company declared total dividends in the amount of $129 million, reflecting a dividend yield rate of approximately 2.7% (based on the average share price for the year). See “Item 8 - Financial Information— A. Consolidated Statements and Other Financial Information— Dividend policy”.

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

ICL Group Limited 47

Our Strategy

ICL strategy is to be a leader and create long term growth its businesses, leveraging its (i) unique assets (ii) strategic locations (iii) know-how base in agronomy, chemistry and customer requirements, and (iv) its access to a leading innovation and technology eco system in Israel. Identified growth engines include:

Crop Nutrition – consolidation of assets to build global leadership, providing essential solutions and enabling farmers to increase yields and feed the world. Growth is driven by innovation and supported by the increasing demand for organic fertilizers, micro nutrients and bio stimulants, focusing on growing markets, increasing capacity, and M&A.

Food – capitalizing on the alternative protein market potential, focus on food technologies and innovation, increasing capacity for food grade solutions; growth to be achieved both organically and by M&A.

Bromine – Strengthening ICL’s global leadership in the bromine market; Capitalizing on new market opportunities, Shifting to long-term bromine compounds production contracts. In addition, expanding its R&D and business development activities for new and sustainable bromine applications.

ICL’s integrated business model is based on its unique access to essential minerals that support its specialty downstream activities – with the focus on crop nutrition, food and other industrial markets. Our model creates significant operational synergies, which derive from the combination of our attractive assets and broad value‑added solutions. Over the years, we have developed a balanced portfolio that can support long‑term stability and growth.

ICL's “Business Culture of Leadership” strategy, is focused on enhancing market leadership across its three core mineral value chains of bromine, potash and phosphate, as well as realizing the growth potential of Innovative Ag Solutions. To align the organization with this strategy, ICL operates through four business divisions: Industrial Products (bromine), Potash, Phosphate Solutions and Innovative Ag Solutions.

In order to drive internal commercial synergies and optimize the distribution channels of commodity, specialty and semi-specialty fertilizers, and in order to better realize the growth potential of our crop nutrition business, in 2020, ICL consolidated its crop nutrition sales and marketing infrastructure, creating a unified commercial platform facing the agriculture end-markets. This new operating model, which is managed on a regional basis, serves to achieve commercial excellence, increase the efficiency of our global operations and better leverage region-specific knowledge, agronomic and R&D capabilities, logistical assets, and customer relationships

Industrial Products

ICL’s global leadership in the bromine industry is driven by its focus on delivering value to its customers rather than increasing volume. ICL is able to generate more value by leveraging its unique assets and know-how, as well as targeted innovation, for the development of new applications, such as new bromine and phosphorus-based flame retardants, magnesia and salt products, as well as other solutions. ICL continues to leverage its unique logistical advantages and unparalleled experience related to the safety and environmental aspects of its bromine business.

Potash

ICL leverages its well-positioned and unique potash assets, as well as its logistical advantages, to be among the three most competitive suppliers in its key target markets, including Brazil, Europe, India, South-East Asia and China. ICL’s cost competitiveness is driven by its lower logistics costs due to its facilities’ proximity to ports and customers, as well as by continuous optimization of its potash production processes at ICL Dead Sea and ICL Iberia, reducing costs and increasing efficiently utilizing its capacity potential. At ICL Boulby, the Company focuses on continuous ramp‑up the production of Polysulphate, and development of the market for this unique fertilizer, in which ICL is the world's first and sole supplier. ICL also strive to optimize synergies of producing Magnesium with its potash and bromine operations at the Dead Sea.

Phosphate Solutions

ICL is a global leader in providing phosphate-based solutions to the Industrial, Food and Agriculture end-markets. ICL’s strategy is to continue to outgrow these markets by increasingly focusing on specialty phosphate solutions and further promoting commercial excellence and value-based product positioning, while enhancing customer relationships, and Leveraging on its backward integration into the phosphate resources of ICL Rotem in Israel and YPH in China. ICL continues to optimize its production capabilities to support growth and margin expansion of its specialty phosphate products and solutions.

ICL Group Limited 48

Innovative Ag Solutions

ICL is striving to create global leadership for Innovative Ag solutions by enhancing its global positions in its core markets of Specialty Agriculture, Ornamental Horticulture, Turf and Landscaping, targeting high growth markets such as Latin America, India and China. By leveraging its unique R&D capabilities, as well as seeking M&A opportunities, ICL is working to expand its broad product portfolio of Controlled Release Fertilizers (CRF), Water Soluble Fertilizers (WSF), Liquid Fertilizers, Slow Release Fertilizers (SRF) and Straights (MAP/MKP/Pekacid), to create growth. ICL is also developing a service portfolio focused on creating global and regional Agro-professional based solutions, leveraging digital innovation.

As part of the Company's strategy to grow its crop nutrition businesses organically and through M&A, in January 2021, ICL completed the acquisition of Agro Fertiláqua Participações S.A. ("Fertiláqua"), one of Brazil's leading specialty plant nutrition companies, for an amount of $122 million, (before deduction of Fertilaqua's net debt of $40 million). ICL expects to leverage Fertiláqua's strong market presence and distribution capabilities to increase the sales of its organic fertilizers, controlled-released fertilizers and other specialty plant nutrition products to the Brazilian market, one of the world's fastest growing agriculture markets. Fertiláqua also expands ICL's specialty crop nutrition product portfolio with complete plant life-cycle solutions for plant nutrition & stimulation, soil revitalization, seed treatment and plant health utilized across all key Brazilian crops, including soybeans, corn, sugarcane, cotton, coffee, fruits and vegetables.

Culture

ICL fosters a “Business Culture of Leadership”, which focuses on business leadership, by creating a leading and sustainable work environment, with strong commitment to all stakeholders. Culture at ICL, means placing safety as the Company’s top priority and making every effort and investment to achieve top-tier safety results. Culture at ICL, also means operating with a clear commitment to the environment, even beyond regulatory compliance. ICL strives to be an “Employer of Choice” by strengthening the Company’s value proposition to employees and by promoting ICL’s core values. ICL also fosters an innovation-driven culture that leverages its technology and know-how, to better serve its customers and increase their loyalty. To ensure we live up to our values, culture at ICL also means accountability, transparency and top-tier corporate governance.

Innovation

As part of its strategic focus to enhance customer value through leveraging innovation, ICL is developing a service portfolio focused on creating global and regional Agro-professional based solutions, leveraging digital innovation. In February 2020, ICL acquired Growers Holdings, Inc. ('Growers'), an innovator in the field of process and data-driven farming, as ICL further enhances its digital service offerings and accelerates its global development roadmap. The Growers platform collects and structures manual and machine-generated farm data, instantly creating agile and return-focused plans for planting, fertilization and purchasing decisions that can be streamed to farm machinery for effortless on-field application.

ICL's strong commitment to foster an innovation-driven culture is also reflected by the establishment of an internal innovation accelerator, aimed to optimally leverage the experience, knowledge and ingenuity of its approximately ~11,000 employees worldwide, while providing them with the structure, support and resources to review and materialize their ideas to meaningful business impact. Since the program was launched in January 2020, ICL employees submitted over 1,400 ideas, of which over 400 became actual projects and 150 of which were already completed, which is expected to contribute to future profits.

ICL Group Limited 49

Capital Structure

ICL’s growth initiatives will be supported by our strong financial position. ICL is focused on maintaining its solid capital structure and generating funds for future growth, by maintaining its financial leverage at investment grade levels and improving the maturity profile, optimizing capital expenditures and working capital, and implementing cost efficiencies.

Segment Information

ICL is a leading multinational Company that operates mainly in the areas of fertilizers and specialty chemicals, through four segments – Industrial Products, Potash, Phosphate Solutions and Innovative Ag Solutions.

Industrial Products Segment

The Industrial Products segment produces bromine out of a solution that part of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several magnesia, calcium carbonate and salt products. Industrial Products is also engaged in the production and marketing of phosphorous-based products.

In 2020, the total sales of the Industrial Products segment totaled $1,255 million (including sales to other segments), constituting approximately 25% of ICL’s total sales, a decrease of 5% compared to 2019. The segment's operating profit totaled $303 million, constituting approximately 60% of the total operating profit attributable to the segments, a decrease of 10% compared to 2019. For further information see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Results of Operations”.

ICL Group Limited 50

Products

Industrial Products focuses on three main sub-business lines:

Flame retardants – bromine, phosphorus and magnesium-based flame retardants are used in electronics, building and construction, automotive, textile and furnishing applications. Flame retardants are added to plastics, textiles and other combustible materials to prevent or inhibit fire or flames and to prevent the spread of fire.

Industrial solutions – elemental bromine, bromine compounds and phosphorus compounds are used in a number of industries worldwide, such as: rubber, pharmaceuticals, electricity, agro and polyester (in production of plastic fabrics and bottles). Clear brine fluids are used for balancing pressure in the oil and gas drilling industry. Bromine‑based biocides used for treating industrial water.

Specialty minerals – – specialty minerals include magnesia, Calcium Carbonate and salt products. The main applications of magnesia products are Supplementals and pharma, oil and fuel additives, catalysts and many other small applications. For the calcium carbonate the main applications are Supplementals and pharma. The salts include sodium chloride, magnesium chloride and KCl which are mainly used for the food industry, deicing (MgCl2) and various industrial applications. Due to the uniqueness and high quality/purity of our products, most of our sales are to niche markets.

The following table sets forth the principal products of the Industrial Products segment, as well as their primary applications and end‑markets:

Sub-business line	Product	Primary Applications	Primary End‑Markets
Flame retardants	Bromine-, Phosphorus- and magnesium-Based Flame Retardants	Plastic, building materials and textile production	Electronics, automotive, building and construction, furniture and textiles
Industrial solutions	Elemental Bromine	Chemical reagent	Tire manufacturing, pharmaceuticals and agro
	Phosphorus-Based Industrial Compounds	Fire resistant fluids in turbines & power generation hydraulic systems and phosphorus-based inorganic intermediates	Power plants and agro
	Organic Bromine Compounds	Insecticides, solvents for chemical synthesis and chemical intermediates	Pharmaceuticals and agro
	Clear Brines	Oil and gas drillings	Oil and gas
	Merquel	Mercury emission control	Emission control in coal‑fired power plants
	Bromine‑Based Biocides	Water treatment and disinfection	Swimming pools, cooling towers, paper plants and oil and gas drillings
Specialty minerals	Magnesia Products	Pharma and Supplementals, transformer steel, catalysts, fuel and oil additives.	Supplementals, multivitamins, transformer steel, automotive rubber and plastic, health care
	Calcium Carbonate	Supplementals and pharma	Supplementals and pharma
	Solid MgCl2, KCl	Deicing, food, oil drilling, pharma	Deicing, sodium replacement, KCl for drugs. multivitamins, oil drilling companies, small industrial niche markets

Industrial Products also develops innovative products and new applications for existing products. The new products introduced in recent years include, among others, FR122P (a polymeric bromine‑based flame retardant used in insulation material in the construction industry), TexFRon® 4002 (a polymeric flame retardant product for textiles), bromine compounds for energy storage (a wide range of products used in bromine-based flow batteries), VeriQuel™R100 (a phosphorus-based reactive flame retardant for rigid polyisocyanurate and polyurethane spray foam), our innovative Bromoquel (replaced the ammonia and other chemicals as more flexible and effective treatment in case of bromine leakage), VeriQuel F series (flexible a phosphorus-based active flame retardants for flexible polyurethane), CareMag D (a new natural raw material for deodorants), PolyQuel® P100 (polymeric phosphorus‑based flame retardant for high end epoxy printed circuit boards) and Phosphorus Acid of 80%, which enables customers to improve productivity and yield.

ICL Group Limited 51

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

The Industrial Products segment's principal manufacturing plants and marketing companies are set forth in the map below:

In 2020, ICL produced approximately 170 thousand tonnes of elemental bromine out of potential annual maximum production capacity of approximately 280 thousand tonnes. Approximately 73% of the elemental bromine produced is used internally for the production of bromine compounds.

For several months during 2020, ICL's bromine products production were negatively impacted as a result of lower demand for several applications and markets due to the COVID-19 pandemic.

After signing several strategic long-term agreements in 2019, mainly in Asia, during 2020 ICL continued to increase capacity for several major bromine compounds. Some are in the final stages and others have already started commercialization, including commencing production at our new TBBA plant in Neot Hovav site. Moreover, ICL further increased its bromine isotank fleet to meet increased market needs.

ICL Group Limited 52

LYG plant is a small site producing one product located at Jiangsu province in China. The Chinese authorities are considering to relocate ICL's LYG plant from the current industrial park to another chemical park. This is a common procedure in China which is currently under examination.

Competition

ICL Industrial Products is the world's largest manufacturer of elemental bromine. Based on internal estimates, ICL and its two main competitors, Albemarle and Lanxess, accounted for the majority of the worldwide production of bromine in 2020. Chinese and Indian production accounted for most of the remainder of the global production from various different sources, including, from brine produced from wells, seawater and desalinization plants. Chinese supply is decreasing mainly due to continued depletion of brine wells, along with stricter enforcement of regulations in recent years regarding safety and ecology in the chemical industry by the Chinese authorities. Due to these trends, favorable conditions have developed in the Chinese bromine and bromine compounds market.

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

In the phosphorus‑based flame retardants market, competition is mainly from Chinese manufacturers operating in the local market and in markets outside China, mainly Europe and the United States. The Chinese manufacturers have access to a source of high‑quality, low‑cost phosphorus, which improves their capacity to compete in this market. However, several limitations from the Chinese authorities affected the production and the competitive position of the Chinese phosphorus-based flame retardants producers.

The segment benefits from the following competitive advantages:

The Dead Sea operations offer the world’s highest bromine concentration, while the ICL bromine compounds facility in Neot Hovav, Israel, is the biggest in the world. As a result, the segment's relatively low production cost of elemental bromine gives it a competitive advantage. An additional competitive advantage is derived from ICL’s complex logistic system, which includes isotanks fleet, which is the largest in the world. In addition, the segment has a widespread worldwide marketing, sales and supply chain network and a range of high‑quality products, combined with a technical support system that works closely with customers, providing a good competitive position in its target markets.

ICL Group Limited 53

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

Elemental phosphorus (P4) is produced in a roasting process from ores originating, mainly in Central Asia (Kazakhstan), the United States and China. The Industrial Products segment uses elemental phosphorus to produce phosphorus compounds at its factories (mainly phosphorous-based flame retardants). The basic phosphorus compound, POCl3, is manufactured in a chemical process that combines phosphorus, chlorine and oxygen. The reaction of this compound with a variety of other raw materials (such as propylene oxide) creates the commercial phosphorus compounds.

ICL Group Limited 54

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

As part of ICL's strategy to increase its energy consumption from renewable energy sources, installation of PV panels began in Israel during 2020.

ICL Group Limited 55

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

Natural Resources Tax in Israel

The Law for Taxation of Profits from Natural Resources in Israel entered into effect on January 1, 2016, with respect to the Bromine operation. For further information, see Note 15 to our Audited Financial Statements.

Potash Segment

The Potash Segment produces and sells mainly potash, salt, Polysulphate®, magnesium and excess electricity. Potash is produced in Israel and Spain, using an evaporation process to extract potash from the Dead Sea in Israel and conventional mining from an underground mine in Spain. In its ICL Boulby mine in the UK, the Company produces Polysulphate®, which is composed of sulphur, potash, calcium and magnesium. The Company's FertilizerpluS product line is based mainly on Polysulphate®. The Segment also includes magnesium activity under which it produces, markets and sells pure magnesium and magnesium alloys, and produces chlorine and sylvinite. In addition, the Segment sells salt that is produced in its potash and Polysulphate® underground mines in Spain and the UK. The Company has a power plant in Sodom, which supplies electricity to ICL companies in Israel (electricity surplus is sold to external customers) and steam to all facilities in the Sodom site.

ICL Group Limited 56

In 2020, the total sales of the Potash Segment were $1,346 million (including sales to other segments), constituting approximately 27% of ICL's total sales, a decrease of 10% compared to 2019. The Segment's operating profit totaled $120 million, constituting approximately 24% of the total operating profit attributable to the Segments, a decrease of 58% compared to 2019. For further information, see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Results of Operations”.

Potash

Products

Potash is the common name for potassium chloride, which is the most common source of potassium for plants and one of the three essential nutrients for plant development, assists in protection of plants from diseases and damaging agents, helps them to adapt to different weather conditions, regulates plant water level, strengthens the plant stems and strengthens the plant's ability to absorb nourishing substances. ICL sells potash for direct application as a fertilizer and to compound fertilizer manufacturers.

Production

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

The manufacturing plants, distribution centers and marketing companies of the Potash business are set forth in the map below:

ICL Group Limited 57

In 2020, the Potash business produced approximately 4.5 million tonnes of potash. The potential annual production capacity of potash after completion of the Spain mine expansion will be about 5 million tonnes. The potential production capacity of our various plants is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day, other than a few days for annual planned maintenance and renovations. Actual production is usually lower than the potential production capacity due to unplanned downtime, special maintenance operations, non‑availability of raw materials, market conditions, and unexpected events (e.g. the effect of COVID-19 during 2020).

Production-related developments throughout the Potash business:

Israel

Following ICL's Dead Sea facilities upgrade in the fourth quarter of 2019, ICL Dead Sea reached record potash production for the full year 2020.

The production record was achieved, despite the impact of the COVID-19 pandemic during 2020, since our manufacturing facilities in Israel were deemed to be essential businesses by the government authorities, which enabled their continued operation at full production levels. The Company continuously and proactively has been acting to overcome the challenges imposed by the COVID-19 pandemic by making necessary adjustments to the work environment to allow social distancing, including a change of the shift pattern to 12/12 hours, working in capsules, monitoring COVID-19 infection rates and other health and safety measures to reduce the risk of infection.

Spain

Potash production in 2020 was influenced by two major aspects – COVID-19 and its effect and our decision to discontinue the mining activities in the Sallent site (Vilafruns mine).

COVID 19 - Our manufacturing facilities in Spain were deemed to be essential businesses by the local government authorities. Nevertheless, in order to comply with the local authorities' guidelines and to ensure the well-being of our employees at the Suria site, potash production was shut down for three weeks from the end of March 2020 (the Vacuum salt production continued during that period). In the second quarter of 2020, the Potash production operations gradually returned to normal rates.

Sallent site - As part of the Company's strategic decision to concentrate its production in the Suria site (Cabanasses mine) by discontinuing the mining activities at the Sallent site (Vilafruns mine), the Company expedited the site consolidation process, which was originally scheduled for 2021, during the second half of 2020, This decision is expected to allow the Company to speed up development in Suria, and to improve its cost per tonne in future periods. However, for the short term, we are incurring higher operating costs per tonne due to the overall decreased production in Spain. In this framework, the designation of the Sallent site was changed, so as of the end of the second quarter of 2020 the potash production was stopped.

Ramp project - As part of the consolidation process, the Company is building an access tunnel to the Cabanasses mine (Ramp project).

The excavation of the ramp connecting the Cabanasses mine with the Suria plant was completed in December 2020, following a delay related to COVID-19. Full operations are expected to commence in the first half of 2021.

ICL Group Limited 58

Plants - The project is expected to increase the mine’s capacity – expected annual run rate to reach approximately 1 million tonnes by the end of 2021, while lowering cost per tonne, and to reach a level of up to about 1.3 million tonnes per year in the future, following completion of additional necessary adjustments in the surface production facilities.

Salt - ICL constructed a vacuum salt manufacturing facility at its mining site in Suria, which commenced operations in the third quarter of 2018.

During the construction of the plant, in 2015, AkzoNobel Industrial Chemicals B.V. (currently: Nobian) and ICL Iberia signed a partnership agreement for the marketing of high-quality vacuum salt and pure potash. High purity vacuum salt is used in a variety of applications in various industries, such as the chemicals industry (for instance in electrochemical companies), the leather and textile industries, the food and feed industries, and for water treatment applications.

This partnership agreement provided a specific deadline (July 1, 2018) by which a certain precondition had to be fulfilled. Since such preconditions were not met by the agreed deadline, the Company formally informed Nobian that the agreement should be considered automatically terminated once that deadline passed. The Company continued to supply salt to Nobian until July 2020 according to the supply agreements. Nobian challenged the automatic termination of the agreement. In August 2018, Nobian commenced an arbitration proceeding under the agreement between the parties. To the best of the Company's knowledge, the arbitration award is expected to be received during the first quarter of 2021. For further information regarding the arbitration proceeding, see Note 18 to our Audited Financial Statements.

Collector - As part of the potash production process, there is production of Salt as a by-product, which is treated using a collector that transports it from the Company's sites to the sea. In view of the obsolescence of the current facility, between ICL site and Abrera (located around 50 km from our site and 40 km from Barcelona), the Generaltat de Catalunya will construct a new collector, which will secure the future operations of the Company's production sites, will enable an increase in capacity and improve the existing salt treatment of ICL. In February 2021, the ACA, Catalan Water Agency, approved the new collector agreement which is to be signed with the Company.

Tramer - During the first quarter of 2020, the operation of a new facility in the Barcelona port commenced, allowing the Company to significantly increase its annual loading capacity (both Potash and Salt).

ICL Group Limited 59

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

Potash - Main Competitors

Nutrien
Mosaic
Belaruskali
Uralkali
K+S
QSL
ICL
APC
EuroChem
SQM
Others
21%
15%
15%
14%
7%
6%
5%
3%
2%
2%
10%
Total Nameplate Capacity for 2020
97 MT

Others Included:

Other Chinese manufacturers
Turkmenhimiya
Intrepid Potash
Uzkimyosanoat
Sichuan Kaiyuan Group
Corporacion Minera de Bolivia (COMIBOL)

Source: ICL & CRU - August 2020

The current significant competitors of ICL in the international trade of the potash market are Nutrien (Canada), Uralkali (Russia), Mosaic (USA), Belaruskali (Belarus), K+S (Germany, Canada), QSL (China), APC (Jordan), EuroChem (Russia) and SQM (Chile).

The Company believes its potash business benefits from the following competitive advantages:

•	The relatively low average cost of potash production at the Dead Sea, using the sun as a solar energy source in the evaporation process.

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

•	Our mine in Spain is one of the last mines in Western Europe, creating logistics advantages in supply to customers in Europe.

ICL Group Limited 60

Raw Materials and Suppliers

The Potash Segment produces potash in Israel and Spain. Potash does not require additional chemical conversion to be used as a plant‑nutrient fertilizer.

The other primary utilities used by ICL in order to support the potash production are natural gas, electricity, industrial water and neutralization materials.

Sales, Marketing and Distribution

The primary markets of the Potash business are Brazil, China, India, Europe and USA. The Potash Segment sells its fertilizer products primarily via a network of ICL sales offices, as well as sales through agents throughout the world.

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

The prices of potash are determined in negotiations between the manufacturers and the customers and are affected mainly by the relationship between market demand, available supply and the outstanding inventories among suppliers and customers, as well as the identity of the customer and the timing of the transaction. Prices for relatively long‑term contracts are not necessarily identical to the “SPOT” prices (current/casual sale transactions).

In December 2018, ICL signed, for the first time, a five-year potash supply agreement with Indian Potash Limited ("IPL"), India's largest importer of potash. According to the agreement, ICL is expected to supply IPL with 600 thousand tonnes per year in 2019 and 2020, increasing to 650 thousand tonnes per year in 2021-2023 (including optional quantities). Prices will be determined in accordance with the prevailing market prices in India at the relevant date of supply.  In May 2020, ICL signed potash supply contracts with Chinese customers and Indian Potash Limited (IPL). Pursuant to these contracts, by the end of 2020, ICL supplied 926 thousand tonnes of potash at a price of $70/tonne below the previous contracts to its Chinese customers, and 600 thousand tonnes of potash to IPL at a price of $50/tonne below the previous contract. The prices are in line with market contract prices in China and India.

For further information about recent agreements, see Item 5 – "Operating and Financial Review and Prospects, Trends Affecting Potash Segment " to our 20F report.

The Potash Segment grants credit terms to its clients according to customary practices in their locations. The Segment's credit sales are generally covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

The Potash business transports potash from Israel and from Spain:

From Israel to customers overseas by ships (mainly in bulk) that it leases in the market, which are loaded by using designated facilities in the port of Ashdod on the Mediterranean Sea and port of Eilat on the Red Sea.

ICL Group Limited 61

From Spain to local costumers by trucks and overseas by ships, using the designated facilities for bulk loading at the new port in Barcelona (Spain). In Israel, short mine-to-port distances and shorter shipping routes to emerging markets grants the Potash business a significant and a unique advantage over its main competitors. For information regarding the new designated facility in the Barcelona port, see “Item 4 – Information on the Company— D. Property, Plant and Equipment— Logistics".

Seasonality

The seasonal nature of demand for the Potash business’s products gives rise generally to quarterly sales fluctuations, as sales levels in the second and third quarters are generally higher than sales in the first and fourth quarters. In recent years, due to various influences on the timing of sales, primarily price fluctuations and the effects of negotiations in China and India, as well as changes in the timing of fertilizer imports to Brazil, the effects of seasonality explained above have been reduced compared to past periods.

Natural Resources Tax

The Law for Taxation of Profits from Natural Resources in Israel entered into effect on January 1, 2017, with respect to the Potash operations at the ICL Dead Sea. For further information, see Note 15 to our Audited Financial Statements.

Additional products

The Potash Segment produces and sells additional products, the FertilizerpluS product line (mainly Polysulphate®), magnesium-based products, salt produced in underground mines in the UK and Spain, vacuum salt produced in Spain, electricity surplus produced in Israel and others.

FertilizerpluS

FertilizerpluS is ICL's premium fertilizers line, based mainly on polyhalite (marketed by the Company as Polysulphate®) and other products. FertilizerpluS products, which include different compounds of phosphorus, sulphur, potassium, magnesium and calcium, are tailored for various types of soil and wide range of crops, intended to enhance crop value by improving yields and increasing fertilizer uptake. ICL produces and markets its FertilizerpluS products through both the Potash and the Phosphate Solutions Segments. See below a list of products that are included in the FertilizerpluS line.

Polyhalite is a mineral that is exclusively mined by ICL through the Potash Segment in an underground mine in the UK (ICL Boulby), and is marketed under the brand name Polysulphate®. Polysulphate® is used in its natural form as a fully soluble and natural fertilizer, which is also used for organic agriculture, and as a raw material for production of fertilizers. Polysulphate® is composed of sulphur (SO3 48%), potash (K2O 14%), calcium (CaO 17%) and magnesium (MgO 6%), which are essential components for improvement of crops and agricultural products. Polysulphate® is the basis for many of the Company's FertilizerpluS products.

The Company sees Polysulphate® as a unique product for ICL, synergistic with the Company’s other raw materials for the purpose of developing downstream products. In order to develop downstream products, the Company is expanding the Polysulphate® market by means of, among other things, development of a wide variety of innovative Polysulphate®-based products.

In 2020, ICL's total sales of FertilizerpluS products amounted to $88.2 million (including sales of the Potash and the Phosphate Solutions Segments), constituting 1.7% of ICL's total sales.

ICL Group Limited 62

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

Following are several examples of Polysulphate®-based products and additional products that are included in the FertilizerpluS line:

•
PotashpluS – a compressed mixture of Polysulphate® and potash. The product includes potassium, sulphur, calcium and magnesium and is marketed by the Potash Segment. ICL continued the growth trend of PotashpluS throughout 2020 and plans to continue this trend in 2021.

•
PKpluS – a unique combination of phosphate, potash and Polysulphate ®. In 2020, the Company, through the Phosphate Solutions Segment, increased PKpluS sales and plans to continue with this trend in 2021.

•	NPKpluS- a unique combination of Nitrogen, phosphate, potash and Polysulphate®. This product includes all 6 macro nutrients in one granule

•	NovaPhos – ensures an effective supply of slow-release phosphorus, calcium, magnesium and micronutrients for crops, specifically tailored for use in acidic soil.

•
NPS – a nitrogen-phosphate fertilizer compounded with sulphur, which provides exceptional effectiveness for the enhancement of a wide range of crops through the combination of these three nutrients in one product.

•	PK+Micronutrients – a tailor-made fertilizer, with precise micronutrient composition for the specific type of crop.

In 2020, the Company produced approximately 709 thousand tonnes of Polysulphate®. The production of Polysulphate® in the UK is in the ramp-up stages and is expected to reach full production capacity towards the end of 2023. The current annual potential production capacity of Polysulphate® is above 1 million tonnes. The potential production capacity is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day, other than a few days for planned maintenance and renovations. Actual production is usually lower than the potential production capacity due to unexpected breakdowns, special maintenance operations, non‑availability of raw materials and market conditions.

Our manufacturing facilities in the UK were deemed to be essential businesses by the local government authorities. Nevertheless, in order to comply with the local authorities' guidelines and to ensure the well-being of our employees, towards the end of March 2020, the Polysulphate® mining activities in the UK were reduced. After a period of partial operations, production operations were at normal rates since the end of the second quarter of 2020.

In addition, during 2020 there were some additional production interruptions caused by a fire in a conveyor belt, a sizer failure and an electricity failure.

ICL Group Limited 63

ICL's Boulby mine, located in North Yorkshire in the UK is the sole producer of Polysulphate® worldwide. However, according to external reports, a new potential producer holds a concession to develop a polyhalite mine, with a capacity of up to 20 million tonnes per year, in the same area of the Boulby mine. According to the public reports, after failing to raise the funds required for the completion of this development, and as its cash resources were quickly depleting, this producer was acquired in March 2020, by AngloAmerican Plc, with further commitment to invest $300 million a year for the first two years, in the development of the project. Recently it was announced that an additional $200 million will be invested in the project in 2021. If the development of the new mine materializes, ICL will cease to be the sole producer of Polysulphate® and might not be the market leader in terms of production throughput, which is inconsistent with the Company's strategy to obtain leadership positions in all its activities. ICL continuously monitors the competitive environment and will continue to seek ways to adhere with its strategy. For further information, see “Item 3 – Key Information – D. Risk Factors – Sales of our fertilizer products are subject to the conditions in the agricultural industry.

Magnesium

The Potash Segment includes magnesium production, operated by Dead Sea Magnesium Ltd., which is the second largest magnesium producer in the western world after the US magnesium producer “US Magnesium LLC”. The magnesium business produces, markets and sells pure magnesium and magnesium alloys, as well as dry carnallite, chlorine and sylvinite.

Magnesium is considered as the lightest structural metal. One of the main characteristics of magnesium is a higher strength-to‑weight ratio compared with other metals – mainly steel and aluminum. The main uses of magnesium are in the following industrial sectors: the aluminum sector, steel sector, and the casting sector of parts made of magnesium alloys (mainly for uses in the automotive industry).

Production of magnesium is based on the carnallite gathered from the Dead Sea and acquired from ICL Dead Sea. During the electrolysis process, the magnesium chloride present in the carnallite is separated into metal magnesium and chlorine gas.

In 2020, the Potash Segment produced approximately 18.3 thousand tonnes of magnesium. The current annual potential production capacity of the magnesium facilities is 24 thousand tonnes of metal magnesium. The actual quantity of the magnesium produced depends on the demand for chlorine (used in the production of bromine) and, therefore, it is possible that the actual production will be lower than the production capacity.

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

In order to improve efficiency, the Company agreed on a new Collective Labor agreement during 2020, which includes the early retirement of 34 employees.

ICL Group Limited 64

Phosphate Solutions Segment

The Phosphate Solutions Segment (hereinafter – the Segment) is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The Segment also produces and markets phosphate-based fertilizers. The strategy of the Segment is to be a leading provider of value-added specialty solutions based on phosphate for the industrial, food and agriculture markets.

Phosphate Solutions: Backward Integrated Value Chain

In 2020, total sales of the Phosphate Solutions Segment were $1,948 million (including sales to other segments), constituting approximately 39% of ICL's total sales, a decrease of 2% compared to 2019. Total sales of Phosphate Specialties, in 2020, were $1,135 million, reflecting an increase of 2% compared to 2019. Total sales of Phosphate Commodities, in 2020, were $813 million, reflecting a decrease of 7% compared to 2019. Segment operating profit totaled to $66 million, constituting approximately 13% of the total operating profit attributable to the Segments, a decrease of 34% compared to 2019. The operating profit of Phosphate Specialties, in 2020, totaled to $117 million, reflecting an increase of 15% compared to 2019. The operating loss of Phosphate Commodities in 2020, totaled to $51 million, $49 million lower than the $2 million operating loss in 2019. For further information, see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Results of Operations”.

Products

The Phosphate Solutions Segment produces a variety of products based on its backward integrated value chain.

Phosphate rock contains phosphorus, one of the three essential nutrients for plant development, which directly contributes to a wide range of physiological processes in a plant, including production of sugars (including starch), photosynthesis and energy transfer. Phosphorus strengthens plant stems, stimulates root development, promotes flower formation and accelerates crop development. Phosphate rock can be utilized to produce phosphoric acid and can be sold as a raw material to other fertilizer producers. ICL's phosphate rock is mined and processed from open pit mines and undergoes a beneficiation process, after which high‑grade multi‑purpose phosphate products are created.

ICL Group Limited 65

Green phosphoric acid is produced by using beneficiated rock and sulphuric acid (produced by the Segment using sulphur acquired from third parties). Most of the green phosphoric acid is used to produce phosphate-based fertilizers and pure phosphoric acid, and in some cases, is sold to external costumers.

Phosphate fertilizers are produced by using green phosphoric acid or sulphuric acid, depending on the fertilizer type. The Segment manufactures various types of fertilizers (PK products, GSSP, GTSP and others) for different uses.

The Segment manufactures purified phosphoric acid by purifying green phosphoric acid. Purified phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as, phosphate salts and acids for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets, such as oral care, cleaning products, paints and coatings, water treatment, asphalt modification, construction, metal treatment and more. The Segment's products for the food industry include functional food ingredients and phosphate additives, which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy, beverage and baked goods.

In addition, the Segment supplies purified phosphoric acid to the Innovative Ag Solutions Segment (IAS) and also produces milk proteins and whey proteins for the food ingredients industry.

The Segment owns proprietary technology that supports the production of allergen-free plant-based foods, called ROVITARIS®. Recently, the ROVITARIS® product portfolio has been adapted to further meet consumer demand and strengthen ICL’s footprint in the fast-growing plant-based meat alternative market. In 2020, ICL began the construction of a plant protein fiber production unit at its Carondelet, Missouri facility.

Moreover, the Phosphate Solutions Segment, together with the Potash and IAS Segments, produces and markets FertilizerpluS products. FertilizerpluS is ICL's premium fertilizers line, based mainly on polyhalite (marketed by the Company as Polysulphate®) and other products. For further information, see “Item 4 - Information on the Company— B. Business Overview— Potash Segment”.

Production

The Phosphate Solutions Segment has a developed production setup that includes phosphate rock mining, along with production and purchase of different grades of phosphoric acid, and production of specialties products and commodities in different facilities around the world.

Phosphate rock is mined and processed from open pit mines that are located in the Negev Desert in Israel and in Yunnan province in China. The Phosphate Solutions Segment produces sulphuric acid, green phosphoric acid and phosphate fertilizers at its facilities in Israel and in China. The Segment also operates facilities to produce phosphate fertilizers in the Netherlands and Germany, as well as animal‑feed additives in Turkey. The Segment's specialty products are manufactured in its facilities in Germany, United States, Israel, Brazil, China, UK, Argentina and Australia. These facilities enable the Segment to produce customer-specific solutions that meet the requirement of different markets. Additionally, the Segment produces milk and whey proteins for the food ingredients industry in its facility in Austria.

The Phosphate Solutions Segment's principal manufacturing plants, distribution centers and marketing companies are set forth in the map below:

ICL Group Limited 66

The current annual potential production capacity is as follows: approximately 6.7 million tonnes of phosphate rock, approximately 2.7 million tonnes of phosphate fertilizers, approximately 1.3 million tonnes of green phosphoric acid, approximately 415 thousand tonnes of purified phosphoric acid and approximately 385 thousand tonnes of phosphate salts. The potential production capacity of the various plants is based on the hourly output of the plants multiplied by the potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours per day, other than a few days for planned maintenance and renovations. Actual production is usually lower than potential production capacity, due to special maintenance operations, availability of raw materials, market conditions, and unplanned downtime.

ICL Group Limited 67

In 2020, The Phosphate Solutions Segment produced approximately 4,625 thousand tonnes of enriched phosphate rock, 1,176 thousand tonnes of green phosphoric acid, 2,168 thousand tonnes of phosphate fertilizers, 306 thousand tonnes of purified phosphoric acid (as Phosphorus Pentoxide), 279 thousand tonnes of phosphate salts and 74 thousand tonnes of food multi-blends.

Production-related developments throughout the Segment:

Israel

In order to actively address global market volatility, the continuing economic and business uncertainty and to mitigate the implications of the COVID-19 spread and its impact on the Segment's results, several efficiency initiatives and measures were initiated in 2020, which included, among other things, the discontinuation of the production and sale of phosphate rock in Rotem Israel. For further information see Note 1 to our Audited Financial Statements. In addition, in Rotem Amfert Israel, despite the very challenging year, production records were achieved in certain product lines, such as, white phosphoric acid (171,000 tonnes) and Specialty Fertilizers, (70,000 tonnes), including 60,000 tonnes of MKP and 10,300 tonnes of Pekasead).

China

YPH, the joint venture in China (hereinafter – YPH JV), improves the competitiveness and flexibility of ICL’s phosphate activities, as a result of access to phosphate rock with extensive reserves. The joint manufacturing platform includes activities over the entire value chain. The performance of YPH JV continued to improve in 2020.

In December 2019, ICL launched its new food-grade phosphoric acid plant in YPH JV. The plant continues to ramp‑up in a testing mode and will add up to 70 thousand tonnes of food grade acid production capacity, once fully ramped-up. The plant is designated to produce commercial food-grade acid quantities by the end of the first half of 2021. The new plant is expected to strengthen ICL's phosphate specialties operations and enable additional diversification into higher value-added products.

Americas

In 2020, the Company carried out further production optimizations following the continued reallocation of production from Mexico to San Jose dos Campos (Brazil) and Carondelet (US), initiated in 2019.

Europe

Both fertilizer facilities in Europe, ICL Germany Ludwigshafen and ICL The Netherlands, successfully increased the utilization of Polysulphate® within a new range of PK products, which are part of the FertilizerpluS product line. For further information, see “Item 4 - Information on the Company— B. Business Overview— Potash Segment”.

As part of the Company's strategy to divest low synergy businesses and non-core business activities, the Company divested Hagesüd Interspice Gewürzwerke GmbH, a producer of premium spice blends, including related real-estate assets, during the second quarter of 2020. For further information, see Note 8 to our Audited Financial Statements.

ICL Group Limited 68

Competition

The competitive characteristics of the Segment vary according to the type of products it manufactures and the markets in which they are sold.

The commodity phosphates market is extremely competitive, and the competitors include multi‑national companies and government‑owned companies. Many producers operate in this market and the main competitive factor is price. The ability to compete in the market is dependent, mainly, on raw material costs, production costs and logistics. For these reasons, companies located in proximity to sources of raw materials, ports, and customers, benefit from competitive advantages. A key factor in the area of raw materials (in addition to phosphate rock) is the accessibility to and the price of sulphur and ammonia, which are required to manufacture the main phosphate fertilizers. Additional factors that affect competition to a certain extent include product quality, range of products, service, and the capability to develop new products that provide unique solutions.

Phosphate mines and production facilities are located in many countries, including Morocco, which possesses the world’s largest phosphate rock reserves, China, Algeria, Syria, Brazil, South Africa, Saudi Arabia, Jordan, Egypt, Australia, the United States, Russia, Peru, Tunisia, Lebanon, Israel and others. The major part of the mined phosphate rock is used by their manufacturers, including ICL, mainly for production of downstream phosphate fertilizers (vertically integrated companies), including Triple Superphosphate (TSP).

The main phosphate fertilizers producers, who compete with ICL in the global TSP market, are: Office Chérifien des Phosphates (OCP, from Morocco), Mosaic (US), Groupe Chimique Tunisien (GCT), Grupo Fertinal (Mexico), Agropolychim, (Bulgaria), Lebanon Chemical Company, El Nasr Co for Intermediate Chemicals (NCIC, from Egypt) and various Chinese producers.

The Phosphate Solutions Segment has a global leading position in the purified phosphoric acid market, based on its in-house technology and its downstream products, as well as in the food-grade phosphates and dairy proteins markets. The Segment's competitors are large and mid-sized international companies, serving the chemical and food industries, which carry on manufacturing and marketing activities in various countries, as well as local companies serving local markets.

The primary competitors of the Segment, in the chemical and food fields, are Chemische Fabrik Budenheim KG, Innophos Inc., Prayon S.A, Nutrien, Adithya Birla, Haifa Chemicals Ltd., FOSFA and various Chinese producers.

Significant competitors exist in the dairy protein field, including Bayrische Milchindustrie, Arla, Fonterra, Alpavit and AVH. Competitiveness is primarily determined by product quality, access to raw materials, supply chain capabilities and technical know‑how.

The Phosphate Solutions Segment benefits from the following competitive advantages:

•
An integrated value chain uses the phosphate rock mined in Israel (ICL Rotem), as well as in China (YPH JV) for the production of its green phosphoric acid, which serves mainly as a raw material for the production of the Segment's products and for the production of ICL's Innovative Ag Solutions products.

•	Logistical advantages due to the Segment's geographical location and diversification, proximity to ports in Israel and Europe and relative proximity to its customers.

ICL Group Limited 69

•	ICL is a global fertilizer producer that can combine potash and phosphate fertilizers in the same shipment, which enables it to service smaller customers, particularly in Brazil and the United States.

•
The Segment enjoys a competitive advantage in specialty phosphates deriving from product features, quality, service, technical application support, a global manufacturing footprint and a very broad product line.

•
YPH JV provides an integrative phosphate platform in China, with better access to the Chinese market. In addition, the Segment enjoys a competitive cost advantage in its phosphate activities, due to access to low‑cost phosphate rock with long‑term reserves.

Raw Materials and Suppliers

The Phosphate Solutions Segment produces most of the raw materials it uses to produce its commodities and specialties products.

The Segment produces phosphate rock as the primary raw material for its backward integrated value chain, commencing from mining of phosphate rock, through production of green phosphoric acid and up to the production of phosphate-based fertilizers, purified phosphoric acid and specialty phosphates.

The primary raw materials acquired from external sources are, mainly, sulphur, ammonia, different grades of purified phosphoric acid, soda ash, caustic soda and potassium hydroxide.

For further information regarding sulphur prices during 2020, see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Trends Affecting Phosphate Solutions Segment”.

For the dairy protein business, securing organic quality raw materials (whole milk, skimmed milk and whey) is a key element of the operations. In order to secure the supply, there are long term agreements in place with all major suppliers, which are valid for the next 1–3 years.

The Phosphate Solutions Segment maintains inventories of sulphur, phosphate rock, green phosphoric acid and other raw materials in quantities that consider the projected level of production based on consumption characteristics, supply timeline, distance from suppliers and other logistical considerations.

Sales, Marketing and Distribution

The Phosphate Solutions Segment sells and markets its products worldwide. The primary markets of phosphate commodities products are Europe, China, Brazil, Israel, the United States and Turkey. Phosphate specialties products are primarily marketed to industrial, food and commercial customers in Europe, The U.K, North America, Asia, Australia and South America. The marketing network is based, mainly, on a marketing and sales organization and, to a lesser extent, on external distributors and sales agents.

The Segment extends credit terms to its customers, according to the customary practice in their locations. The Segment's sales are generally covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

Most of the Segment's sales do not take place according to long‑term orders or contracts but are regularly ordered close to the time of supply. Therefore, there is no significant orders' backlog.

ICL Group Limited 70

The Segment transports its products from Israel to customers overseas by ships (mainly in bulk) that it leases in the global marine transportation market, which are loaded by using designated facilities in the ports of Ashdod on the Mediterranean Sea and Eilat on the Red Sea. The Segment also has special port facilities for bulk loading in Amsterdam (the Netherlands) and Ludwigshafen (Germany). YPH JV sells most of its products in China and is preparing to provide a logistical solution for marine shipping outside China, when it will be required.

The prices of phosphate-based fertilizers are determined in negotiations between the manufacturers and the customers and are affected mainly by the relationship between the market demand and the available supply, as well as the identity of the customer and the period of the agreement. Prices for relatively long‑term contracts are not necessarily the same as spot prices (current/casual sales transactions).

Most sales of phosphate specialties products are made under agreements with terms of one or two years, or through “spot” orders, placed close to the date of supply. For these products, there are framework agreements with specific customers exist, through which the customer may purchase up to the maximum agreed quantities of products during the term.

For purposes of effective marketing and selling of many of the Segment's products, especially food products, technical sales and applications, personnel work closely with customers in order to tailor the products to their needs.

The segment maintains adequate inventories of phosphate specialties products to ensure orderly supply to customers, considering the customers’ distance from the manufacturing locations and their demand for inventory availability, in conjunction with optimization of inventory storage costs. Therefore, some of the finished product inventories are stored in the destination countries.

Seasonality

The seasonal nature of demand for phosphate commodities products is usually characterized by higher sales in the second and third quarters than sales in the first and fourth quarters. In recent years, due to various influences on the timing of sales, primarily price fluctuations, the effects of seasonality have been reduced compared to past periods.

The target markets of phosphate specialties products are not characterized by significant seasonality. However, the fourth quarter of the year is relatively weak due to the holiday season and customers’ destocking towards the end of the year.

Natural Resources Tax

The Law for Taxation of Profits from Natural Resources in Israel entered into effect on January 1, 2016, which respect to Phosphate operation at Rotem Israel. For further information, see Note 15 to our Audited Financial Statements.

ICL Group Limited 71

Innovative Ag Solutions Segment

The Innovative Ag Solutions Segment aims to achieve global leadership in specialty fertilizer markets by enhancing its global positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Brazil, India and China, by leveraging its unique R&D capabilities, vast agronomic experience, global footprint, backward integration to potash and phosphate and chemistry know-how, as well as seeking M&A opportunities. ICL is working to expand its broad product portfolio of controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid).

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

In 2020, sales of the Innovative Ag Solutions segment totaled $731 million (including sales to other segments), constituting approximately 14% of ICL's total sales, an increase of 2% compared to 2019. The segment's operating profit totaled $40 million, constituting 8% of the total operating profit attributable to the segments, an increase of $19 million compared to 2019. For further information, see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Results of Operations”.

Specialty fertilizers offer improved value to the grower compared to the use of other fertilizers as they are more efficient, maximize yield and quality and require lower labor costs. The following pyramid presents the different fertilizer product lines – the high‑value products are usually accompanied by a higher price per tonne. ICL's Innovative Ag Solutions segment produces most of the high value products, except for potassium nitrate and calcium nitrate.

ICL Group Limited 72

The Specialty Fertilizers business operates in 2 main markets:

Specialty Agriculture

This market includes high-value agricultural crops such as fruits and vegetables. Enhanced efficiency fertilizers are used and applied mainly to these crops. The use of specialty fertilizers in row crops such as sugar cane, corn and wheat can also be beneficial – subject to climate and soil conditions. One of the main markets for ICL is related to the drip irrigation/fertigation market, which is growing as the use of drip irrigation systems is increasing across the globe, mainly in emerging markets, such as China and India. The use of enhanced efficiency fertilizers such as controlled release fertilizers is growing due to their environmental and economic advantages, although such growth is still dependent on the price levels of crops and raw-material prices (e.g., urea, potassium and phosphorus).

Turf & Ornamental (T&O)

Ornamental Horticulture

The Ornamental Horticulture market consists of growers of outdoor ornamental plants (nurseries) and pot and bedding plants (greenhouses). The growers require high quality fertilization programs to grow plants at the quality level required by the garden centers, DIY (Do‑It‑Yourself) outlets and retail chains. The IAS segment has a large specialized sales force, advising growers on the optimal nutrition of plants. ICL has a specialized distributor network in the Ornamental Horticulture market. ICL's main product lines for this market are CRFs (controlled release fertilizers) and WSFs (water soluble fertilizers) with well-known brand names such as Osmocote, Peters & Universol. In specific markets, such as North America and the UK, a range of unique plant protection products is also included in the proposals for growing healthy plants. In the UK, ICL is a leading growing media supplier providing a complete solution for the ornamental growers.

Turf & Landscape

The professional turf market includes the following user groups: golf courses green keepers, sport field grounds men, landscapers, contractors & lawn service

These groups demand high-quality inputs to secure strong, high-quality turf. The users require an integrated approach for keeping the turf strong and maintaining its health, without creating an environment that is conducive to the development of disease. There is an environmental need to limit the inputs and, therefore, an integrated approach of unique, high-quality products is needed. The most important inputs are controlled release and slow release fertilizers, grass seeds and plant protection products. ICL offers all three product lines in an integrated program. ICL has a dedicated and experienced team of unique professional grass experts, along with a distribution network serving its key markets, mainly in Europe and Asia.

ICL Group Limited 73

Products

Specialty fertilizers are highly effective fertilizers that allow more precise feeding of plants for their major nutrients needs (nitrogen, phosphorous and potassium) as well as secondary nutrients and micronutrients. These fertilizers allow efficient fertilizing through special applications among others, through drip irrigation systems and foliar spraying, and help growers obtain higher yields and quality. These fertilizers include, among others, controlled release fertilizers (CRF), slow release fertilizers (SRF), soluble fertilizers and liquid fertilizers as follows:

•
Controlled‑release fertilizers (CRF) allow accurate release of nutrients over time. CRFs have a special coating that allows prolonged release of nutrients over several weeks and up to 18 months - compared to regular fertilizers that dissolve in the soil and are immediately available but therefore leach partially in the soil. ICL Innovative Ag Solutions has leading global brand-name products such as, Osmocote, Agroblen and Agrocote. Osmocote is the most used controlled‑release fertilizer by ornamental growers worldwide. The brand is known to deliver high quality ornamental plants due to its consistent release of nutrients and unique patterned and programmed release technologies. ICL continues to invest in new technologies, as well as field trials to test and confirm the high reliability of its products. During the past few years, ICL developed several new technologies such as the “Dual Coating Technology” (which optimizes the release to ornamental plants) and the “E-Max Release Technology” (a new coating technology with improved release characteristics, mainly for urea). Furthermore, ICL is also selling slow‑release fertilizers (SRF) which, due to their low solubility and hydrolysis, release nutrients slowly (generally up to a period of two months). Main markets for these fertilizers are in the Turf and Amenity markets.

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

•
ICL is also selling ‘Straight fertilizers’ which are crystalline, free‑flowing and high purity phosphorus soluble fertilizers such as MKP, MAP and PeKacid. Key brands are NovaPeak & NovaMAP. PeKacid is the only solid highly acidifying, water soluble fertigation product that contains both phosphorus and potassium. The product is ideal for specific water conditions where an acidifying effect is required, as well as for keeping the dripping lines clean.

•
Liquid fertilizers are used for intensive agriculture, and are integrated in irrigation systems (mainly drip systems). The product line includes mostly tailor‑made formulations designed for specific soil & water/climate conditions and crop needs.

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

ICL Group Limited 74

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

ICL Innovative Ag Solutions’ main manufacturing plants and marketing companies are set forth in the map below:

ICL Innovative Ag Solutions’ annual potential production capacity is approximately 300 thousand tonnes of soluble fertilizers, 450 thousand tonnes of liquid fertilizers, 125 thousand tonnes of controlled release fertilizers and 400 thousand m3 of growing media. The potential production capacity of our various plants is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day, other than a few days for planned maintenance and renovations. Actual production is usually lower than potential production capacity, due to unplanned downtime, special maintenance operations, lack of availability of raw materials, market conditions and seasonality in demand.

ICL Group Limited 75

Competition

The Specialty Fertilizers’ market size is estimated at approximately $13 billion per year globally, accounting for about 4% of the total fertilizers market. According to the Company's estimation, the market size is growing at an average rate of about 4%-6% per year.

The Specialty Fertilizers market is diversified, with a few global companies and many small to medium-size local producers. The market operates mainly on a local basis and most producers sell their products in nearby territories rather than globally. ICL’s specialty fertilizers business may be considered one of the largest global players in the specialty fertilizers market, with production plants in Israel, Netherlands, Belgium, Spain, the UK, the USA and China.

The Capex needed for new production capacities is not considered significant compared to the commodity fertilizers market. Nevertheless, in order for a new player to enter this market, with different product groups, extensive knowledge is needed, both of chemical production and agronomical know-how, as well as customer support capabilities.

Besides ICL, other companies globally active in the specialty fertilizers market are: SQM, Yara, Haifa and Compo. Other companies such as Nutrien and Koch (USA), Compass Minerals (USA & Brazil) and Kingenta (China) are more regional players.

ICL specialty fertilizers business benefits from the following competitive advantages:

•
A strong, efficient and integrated supply chain with in-house access to high quality raw materials, such as phosphate and potash, which is based on an extensive product portfolio and multi-location production.

•
Unique R&D and product development capabilities, creating a strong platform for future growth in controlled-release fertilizers, fertigation, foliar soluble fertilizers, enhanced nutrients, water efficiency and innovative next generation products.

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

Innovative Ag Solutions endeavors to hold inventories, of the above raw materials, in quantities that consider the projected level of production, based on consumption characteristics, supply timelines, distance from suppliers and other logistical considerations.

ICL Group Limited 76

Sales, Marketing and Distribution

The primary markets of the Specialty Fertilizers business line are Europe, particularly Spain, Israel, USA, India and China, UK, Australia and Brazil. The Specialty Fertilizers business line sells its fertilizer products primarily via a network of its own sales offices as well as distributers throughout the world.

In general, the business model relies on brand-name, premium specialty products which are marketed by a strong agronomist sales network at the end user level, while sales are invoiced through distributor-partners that distribute the products. The technical sales force emphasizes the agronomic advantages of the specialty products to the end users (farmers, growers of containerized plants, golf courses, etc.) and provides advice to and training of distributor sales representatives.

Most of the specialty fertilizers business sales are not made by means of contracts or long-term orders but, rather, through current orders made close to the supply date. Accordingly, there is no significant orders’ backlog.

Prices are determined via negotiations between ICL and its customers and are affected mainly by the relationship between market demand and the business production cost, as well as by the identity of the customer and terms of the agreement.

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

As an example, some specialty products, such as soluble fertilizers in the Ornamental Horticulture market are sold and applied throughout the entire year with limited seasonality, whereas controlled release fertilizers are sold during the potting season of container nursery stock and pot plants (before springtime).

Due to the COVID-19 pandemic, which caused worldwide lockdowns, fertilizer season in 2020 was postponed from March-May to May-September.

Additional Activities

Business activities which include, among other things, ICL’s innovative arm, promoting innovation, developing new products and services, as well as, digital platforms and technological solutions for farmers and agronomists. This category includes Growers, an innovative Company in the field of agricultural data processing and analysis that was acquired, in 2020, as part of the Company's strategy to accelerate and expand its digital platform.

For further information please see "Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, etc. – Research and Development".

ICL Group Limited 77

Corporate Responsibility, Sustainability and Donations

ICL applies an overall policy of corporate responsibility and sustainability that seeks to integrate social, economic and environmental considerations into our business activities. This policy includes responsible management and continuous improvement in all sustainability aspects: reducing all types of environmental impact; responsible use of natural and land resources; climate change mitigation; promoting a circular economy; sustainable products and solutions; product stewardship throughout the entire product life cycle; health and safety; fair and diverse employment; business ethics; sustainable procurement; community engagement, social contribution and volunteering by employees; transparency and ethical behavior.

The Company is continuously recognized for its leadership position in ESG/Sustainability practices, manifested in ICL's consistent high scores and rankings in various international sustainability indexes, such as Bloomberg, FTSE, CDP, Maala, EcoVadis and others.

In 2020, ICL's Corporate Responsibility practices were adapted as a response to the different challenges brought about by the COVID‑19 pandemic. These included various endeavors to support the Company's employees and their families through the conditions forced by COVID‑19, helping with urgent arising needs in the different communities where the Company operates, assisting governments and hospitals with medical supplies, and actions taken to support the Company's suppliers and customers.

For further details on our practices and performance in all sustainability aspects (including the COVID-19 response), see “ICL Corporate Responsibility Report 2019” in our current report on Form 6-K (File no. 001-13742) furnished to the SEC on August 12, 2020. In addition, the Corporate Responsibility web-report (which constitutes the aforementioned report), is publicly available on ICL's website at www.icl-group.com. Neither such current report on Form 6-K nor our website are incorporated by reference into this Annual Report, and the reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be a part of this annual report.

ICL has a policy of involvement and investment in society and the community, which was formulated and approved by its Board of Directors in 2001 and revised in 2014 and 2020. In accordance with the Company's policy, each activity and donation are reviewed by the relevant authorized parties according to the type and amount of the donation.

ICL focuses its efforts within the communities from which its employees come from and in which it operatesl. ICL's main activities focus on communities in Israel's southern region, such as: Dimona, Yerucham, Beer Sheva, and the Bedouin settlements in the area. ICL focuses its activities, mainly, around life sustenance (e.g., the society, economy, and environment), education and excellence of students in the sciences (with emphasis on chemistry), strengthening local communities through social projects aimed at benefiting local residents and supporting underprivileged and special needs populations.

ICL's assistance to the healthcare systems against the COVID 19

In 2020, ICL donated over ILS 1.5 million (about $450 thousand) to the struggle against COVID-19 in Israel, including ILS 350 thousand (about $100 thousand) for purchasing food parcels and vouchers for needy populations, ILS 750 thousand (about $220 thousand) to the Soroka Medical Center in Be’er Sheva, and ILS 150 thousand (about $50 thousand) for a new respiratory facility for the Sheba – Tel Hashomer Medical Center in Ramat Gan. Furthermore, ICL played a key role in a joint operation with the Israeli Government and Israel’s national Airlines El Al, to procure a significant quantity of essential medical equipment – including masks, test swabs and personal protective gear and to transfer them to Israel by 11 aircraft. ICL provided significant support to the Israeli Government in this effort, thanks to its activities and business connections in China and to its procurement capabilities, including experience operating in the various provinces of China. The Company was commended by the Israeli Government for the real-time harnessing and the efficient assistance it provided the country during the crisis. In addition, ICL took advantage of its extensive expertise and knowledge of procurement in the Chinese market and successfully purchased, in coordination with the Israeli Ministry of Health, COVID-19 test swabs for ILS 250 thousand (about $75 thousand). The Company also donated medical protective gear to the Barzilai Medical Center in Ashkelon and to Israeli HMOs.

ICL Group Limited 78

In addition, ICL has established the “Thinking Doing during COVID-19” forum, in collaboration with municipal authorities and local residents, with the aim of supporting Negev communities, and employed it to promote social initiatives with the purpose of improving the quality of life and encouraging community solidarity during these challenging times. The Company also took part in nation-wide projects such as “Strong during COVID-19” – supporting small businesses, and the “Solidarity Fund” project, aimed at assisting thousands of people in need of aid due to the effects of the COVID-19 pandemic.

Furthermore, ICL assist in other regions of the world where it operates. For example, in the early stages of the crisis (early 2020), ICL donated to hospitals in China (in its areas of operation) protective gear worth $50,000. The Company also donated protective gear to healthcare services in its other regions of operation, including in Spain, Germany, and Brazil.

Dead Sea Visitor Center

The Company is in a process to establish the Dead Sea Visitor Center. The Visitor Center is scheduled to open to the public during 2021 (subject to COVID-19 restrictions). The Visitor Center focuses on three main topics: the unique geological conditions that led to the formation of the Dead Sea, the history of founding the Israeli Potash Company, and the present activities of ICL.

In addition, ICL supports the ongoing activities of “A Password for Each Student” in Israel, an initiative that provides basic and comprehensive solutions for the educational system, from the user, through the classroom, school, and educational system, comprising a computerized community for the residents of the area. ICL’s support provides 15,000 students in the Negev with digital accessibility, tutorial assistance and accessibility to know-how, learning processes and organization, as well as an ongoing contact between all program users, wherever they are located. ICL's board has approved a three-year commitment for the years 2018-2020. Total annual donation is NIS 3.5 million. In addition for 2021, the board has approved additional donation in the amount of NIS 3 million. The chairman of this project is Mr. Ehud Angel who serves as chairman for no consideration. Mr. Ehud Angel indirectly holds XT Holdings Inc., which is a stakeholder in Millennium Investment Elad Ltd., which is the controlling shareholder of IC, our parent Company.

ICL’s donations in 2020 amounted to approximately $9.4 million (including the amount invested in the Visitor Center). In addition, during 2020, ICL contributed, at the Company's expense, about 9,650 hours of volunteer work of its employees. This amount does not include 9,120 hours of volunteer work after working hours, which was encouraged, organized, and logistically facilitated by ICL.

ICL Group Limited 79

Regulatory and Environmental, Health and Safety Matters

ICL is a mining and chemical Company, and as such it is subject to various complex and strict environmental requirements under international and local laws, regulations and permits in every country it operates in. In order for ICL to operate and sell its products, all of the Company's activities and processes, including mineral extraction, production, distribution, marketing and use of products, must comply with these environmental requirements. These requirements include, among other: product requirements, liquid and solid waste discharge, climate change and air quality, energy issues, land reclamation, hazardous substances and others. Furthermore, the Company is required to hold certain environmental permits and licenses, such as air emission, waste discharge permits and others, that aim to protect the health and safety of humans and the environment. In order to continue its operations, ICL must comply with the requirements and conditions of these permits and licenses and to remedy any discrepancies in case of deviations from such requirements and conditions.

Beyond the existing environmental regulations, which may evolve over time and become more stringent, ICL may be subject to new environmental regulations. New regulations and amendments can be challenging and present uncertainties regarding the Company's ability to comply with them and regarding the extent of the capital and operating costs that may be imposed on the Company. Complying with such requirements may require the adjustment of the Company's facilities, production processes and operations.  In addition, these potential new requirements may require the Company to obtain new permits and licenses for its continued operations. The Company is closely monitors the development of any environmental requirements and evaluates the potential impact on its operations.

As a major producer of fertilizers and chemicals, ICL is responsible for manufacturing products that are part of everyday life. Some of ICL's products, if not managed properly, are potentially harmful to the environment and to the health and safety of those who are exposed to them during their production, transportation, storage or use. This applies also to effluents, air emissions and waste that are generated during production of some of the products. These substances can cause pollution that necessitates remediation, clean up or other responsive actions. ICL's existing products undergo an evaluation process at every stage in their production process and supply chain and the Company makes an ongoing and consistent assessment of the risks of its new products prior to entering them into commerce. ICL invests resources to develop sufficient information and data with respect to its products, in order to create a full characterization of their safety features with reference to human health hazards and environmental threats and takes actions to increase its positive impact and minimize any negative impacts.

In order to prevent potential occupational hazards that might occur during the Company's operations, and to ensure a safe and healthy work environment, ICL seeks to comply with strict occupational safety and health standards prescribed by local and international laws and standards. The health of employees is checked regularly, and all required and agreed upon safety equipment is provided to our employees. ICL conducts regular monitoring of environmental and hygiene issues in the occupational work areas, as required by regulations and Company's procedures. In addition, ICL invests extensive resources in training and mentoring, as well as other safety measures, in order to continually improve occupational safety and health and prevent accidents. ICL is continuing to enhance its procedures and measures and aims to be a leader in safety and environmental performance.

In addition to regulatory demands, ICL is adopting sustainability frameworks as a means to increase its positive impact. The Company is using SDGs (Sustainable Development Goals) as a framework for development of new products and services.

ICL Group Limited 80

The Company is making an effort to enhance circular economy, both internally and with partners outside of the organization. It is also reporting on issues regarding sustainability in a separate, dedicated report, using the GRI (Global Reporting Initiative) Standards.

ICL has recently published its stainability vision for 2030. It states ambitious goals, including reducing GHG emission, increasing the use of renewable energy, increasing circular economy, increasing the number of suppliers with sustainability assessments, increasing the personal environmental responsibility of our employees, achieving and maintaining leadership positions in sustainability/ESG reporting and rankings, increasing transparency and open dialogue with environmental organizations, contributing to community initiatives annually, and increasing employee volunteering.

The Company routinely invests in capital projects in the areas of environmental protection, health and safety, and also incurs current costs in connection with these issues. In 2020, ICL invested approximately $103 million on environmental matters, of which approximately $41 million were capital projects in property, plant and equipment and approximately $62 million were current expenses. ICL invests continuously aiming to reduce its impact on the environment. Over the next few years, the Company intends to invest significant capital in order to reduce its air emissions, treat hazardous materials and reduce negative environmental impact. These include investments needed to comply with the Israeli Clean Air Act, to comply with European regulations and with other local environmental permits. For further information, see “Item 3 - Key Information— D. Risk Factors— Securing the future of the phosphate mining operations at Rotem depends on obtaining several approvals and permits from the authorities in Israel”. The Company estimates that in 2021, it will spend approximately $134 million on environmental protection matters, of which approximately $54 million will be capital projects in property, plant and equipment, while approximately $80 million on current expenses.

For further information, see “Item 3 - Key Information— D. Risk Factors— As a mining and industrial chemicals Company, we are inherently, and by the nature of our activity, exposed to hazards relating to materials, processes, production and mining“ and “Item 3 - Key Information— D. Risk Factors— Accidents occurring during our industrial and mining operations and failure to ensure the safety of workers and processes, could adversely affect our business”.

For further details on regulatory, environmental, health and safety matters, see “ICL Corporate Responsibility Report 2019” (web-report) on ICL's website at www.icl‑group.com. The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Annual Report.

Limitations, Regulation and Registration of our Products

As a global chemical Company, ICL is subject to multiple rules and regulations in the area of product safety. ICL ensures that the chemical substances it produces and sells are handled in accordance with all such rules and regulations throughout their life cycle. Such rules and regulations, among other things, impose limitations on the use of specific substances and products, require to register and label some of our products and more. ICL continuously monitors these rules and regulations and takes the necessary operational measures to ensure that it remains in material compliance with them.

ICL Group Limited 81

New European Fertilizer Product Regulation

One of the future regulatory changes that might impact our products is the new European Fertilizer Product Regulation (FPR formally known as NFR), which was entered into force in 2019, with the application date of July 2022. The FPR covers a broad scope of materials, including all types of fertilizers, liming materials, biostimulants, growing media, soil improvers, inhibitors and other blends of these materials. The new regulation requires fertilizer producers to monitor new contaminating elements in fertilizer products, and for this purpose, additional analytical and monitoring methods will be incorporated to comply. In addition, pursuant to FPR, fertilizer producers will have to demonstrate the ability to track their products to ensure the quality thereof in the production and supply chain. The labelling of fertilizer products will need to change, and conformity assessment methodologies will need to be updated. Moreover, new tolerances levels for fertilizer contaminants are included in the FPR. One focus area is the level of cadmium for phosphate containing fertilizers. In addition, the FPR includes very challenging biodegradation requirements for the polymer coatings on controlled release fertilizers. If these requirements are not met until July 2026, it won't be possible to sell controlled release fertilizers using today's coatings as CE fertilizers and the impact on ICL could be considerable. ICL is actively undertaking steps to adjust to these new regulations for all relevant products.

Limitations on the use of specific chemicals used as flame retardants, biocides and other uses

Below are details regarding the main proceedings known to the Company as of the date of this Annual Report:

•
European Ecodesign E-Display regulation published by the European Commission in December 2019, is aiming to ban the use of halogenated flame retardants in electronic display enclosures and stands beginning in mid-2021. This is the first-time chemicals have been regulated under this regulation and was justified as a means to improve plastics recycling.

We believe the regulation conflicts with other EU regulatory processes, RoHS and REACH, and is not taking into consideration the current practices of EU plastics recycling. BSEF (The International Bromine Council) has filed a lawsuit against the European Commission, asking the EU court to remove the ban. The ruling is expected during the second half of 2021.

•
Tetrabromobisphenol A (TBBPA or TBBA) flame retardant, is under review as part of the Chemicals Regulation in Europe (REACH). The results of the review are expected in 2021. TBBA is also being reviewed under the European Directive on the Restriction of the use of certain Hazardous Substances in electrical and electronic equipment (RoHS). The draft assessment was published on December 2019 and includes a proposal to restrict TBBA for its additive uses in plastics for EE&E (Electric and Electronic Equipment). We (as BSEF) expressed our serious concern at the scientific basis for the assessment undertaken in this draft. The European Commission will review and make its final decision, likely during 2022.

Additionally, in November 2020, a proposal by Norway for the classification of TBBA as a carcinogen category 1B was made public and open for a consultation period until the end of January 2021. ICL reviewed the dossier with its scientific experts and formally responded to the consultation in collaboration with BSEF.

ICL Group Limited 82

•
Ammonium Bromide: Sweden has filed a dossier supporting proposed classification as reproductive toxin category 1B under the Classification, Labelling & Packaging (CLP) EU Regulation. In October 2020, the risk assessment committee (RAC) of ECHA provided an opinion that the classification is warranted.  The final decision, expected by end of 2021-early 2022, will be made by the European Commission. A decision on the further use of ammonium bromide as a biocide will be taken by the BPC (Biocidal Products Committee) during 2021.

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

Chemicals Regulation and Registration

Europe

REACH - is a regulation setting up a framework for Registration, Evaluation, Authorization and restriction of Chemicals in the European Union, which became effective as of June 2007 and is being implemented under the authority of the ECHA (European Chemicals Agency). The REACH covers chemicals not regulated under other specific regulations in the EU (e.g. pesticides, biocides, food, pharma, etc.).

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

For further details, see “Item 4 - Information on the Company— B. Business Overview—Regulatory and Environmental, Health and Safety Matters — Limitations on the Use of Specific Chemicals Used as Flame Retardants, Biocides and Other Uses”.

CLP regulation (Classification, Labeling and Packaging of substances and mixtures) - CLP is another important regulation in the EU, where an outcome of a severe classification may have an impact on a specific product's market in the EU and even lead to additional implications outside of Europe.

The UK has officially left the EU in January 31, 2020 entering the transition period which ended in December 31, 2020, at the end of which the chemicals imported or manufactured in the UK will have to be regulated by a new UK chemical legislation. Not all the details of the UK chemical regulation are clear yet, and ICL is closely monitoring the Brexit developments, and takes necessary actions, such as appointing a local Only Representative body, to allow smooth operation under the UK regime.

ICL Group Limited 83

USA

The Toxic Substances Control Act of 1976 (TSCA), which was reformed in 2016, addresses the production, importation, use, and disposal of specific chemicals in the USA. The TSCA is administered by the US Environmental Protection Agency (EPA), which regulates the introduction of new and existing chemicals. Under TSCA, certain substances are prioritized by EPA for its risk assessment. EPA publishes projected timelines for prioritized substances and the risk evaluation process. Some ICL products, such as TBBA is under the TSCA evaluation. For more details, see “Item 4 - Information on the Company— B. Business Overview—Regulatory and Environmental, Health and Safety Matters — Limitations on the Use of Specific Chemicals Used as Flame Retardants, Biocides and Other Uses”. ICL is closely monitoring these publications which might entail regulatory decisions on restrictions in order to be ready with comments and information, such as hazard and exposure data on ICL products.

Asia

In addition to the REACH requirements in EU, other countries, including South Korea, Turkey and EAEU (Eurasian Economic Union), have adopted or in the process of adoption of similar restrictive regulations to REACH, which may affect our ability to manufacture and sell certain products in these countries in the future.

In January 2019 amendments to South Korea's version of REACH (known as K-REACH) entered into force. ICL has completed on time the notification process under K-REACH, which is a pre-requisite for the full registration (pre-registration phase), and it allows ICL the continuation of sales in South Korea during the transitional period, prior to registration. ICL is getting prepared for the registration stage starting in 2021 and per the schedule defined by K-REACH legislation.

In June 2017, Turkey's version of REACH, KKDIK Regulation, was published. According to the KKDIK Regulation, chemicals above 1 tonne per year, that are imported and/or manufactured in Turkey, need to be notified by December 31, 2020, followed by subsequent full registrations by December 31, 2023. ICL has notified regarding all its relevant substances by the appointed Turkish Local Only Representative on time.

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

Israel

Following the entrance of Israel to the OECD membership in 2010, Israel's Ministry of Environmental Protection (MoEP) has published a draft law to establish a national inventory of industrial chemicals and set out processes for risk assessment and management of chemicals in Israel. The Ministry has proposed that the law will enter into force on March 1, 2023, but it will give manufacturers and importers until September 1, 2024 to register chemicals. ICL is actively involved, via the Industry Association, in providing inputs regarding the proposed law. Once this new regulation enters into force, an impact on ICL, importers and manufacturers in Israel can be expected, including higher costs and complex administrative processes.

ICL Group Limited 84

Climate Change and Greenhouse Gas Emissions

Climate change is of increasing concern to governments, non‑governmental organizations, investors and the general public. Increasing regulation of greenhouse gases (“GHGs”) could impact ICL’s operations by requiring changes to its production processes or increasing raw‑material, energy, production and transportation costs. As such, climate change considerations must be included in the strategy of companies such as ICL, as all climate-related risks and opportunities (physical, regulatory, market, and others) must be managed. The Company has already invested in transitioning to renewable energy (externally-supplied electricity) in most of its European sites.

ICL is striving to become a leader in reduction of emissions, in general, and GHG emissions in particular. Therefore, the Company has set a target of reducing 25% of the base year 2008 emissions, by 2022. ICL’s reduction efforts include a strategic fuel conversion of its main plants to natural gas, utilization of new technologies to reduce production emissions and comprehensive energy efficiency initiatives. The combined result of these efforts presented a 24% reduction in the GHG emissions of ICL between 2008 and 2019. It should be noted that excluding ICL’s acquisition of YPH JV, the Company has already surpassed it’s 25% reduction target.

In addition to ICL’s original GHG reduction target, the Company has taken upon itself to achieve new goals including increasing renewable energy usage by 20% year-on-year until 2030, reducing by 45% the Company's overall Scope 1+2+3 emissions by 2030 (using 2008 as its base year) and reducing ICL’s GHG emission by 3% year-on-year from 2019 onwards.

The total ICL global GHG emissions for 2019 are 3,194,309 tonnes CO2e (Scope 1‑ 2,496,315 tonnes CO2e, Scope 2- 612,199 tonnes CO2e, Scope 3- 85,794 tonnes CO2e). The 2020 emissions will be finalized after the publication of this annual report. The Company currently expects a decrease in total emissions in 2020, due to the regular operation of the new Sodom power plant, supplying less-carbon intense electricity to ICL's sites in Israel and the voluntary transition of several ICL sites in Europe to 100% renewable externally-supplied electricity. To further reduce GHG emissions, the Company plans to convert additional ICL sites to renewable electricity in the coming years.  ICL is establishing Photo Voltaic (PV) capacity (electricity from solar) in appropriate and available areas within ICL sites. ICL intends to produce clean electricity from PV by utilizing existing ICL's resources such as: ground, parking areas, roofs-top, water reservoirs covering, etc. The target PV capacity will be 30MWH by 2025 and 100 MWH by 2030.

In addition, ICL promotes the development of new products that reduce GHG emissions and up to now has analyzed the carbon footprint of over 60 of its products.

ICL annually reports its emissions data and its efforts in the climate change field to the CDP (Carbon Disclosure Project), a non-profit leading organization in the GHG emissions reporting field. For its 2020 report, ICL has received a general CDP ranking of "A-", which makes the Company one of the leaders among all Israel-based companies and tied for best among global fertilizer producers. This achievement recognizes ICL's advanced climate change management practices and successful endeavors to reduce GHG emissions. Our 2020 CDP report is publicly available on ICL's website at www.icl-group.com. The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Annual Report.

For additional information regarding ICL's climate change related risk management and GHG emissions, see “Item 3 - Key Information— D. Risk Factors— Current and future laws and regulations regarding climate change and greenhouse gas (GHG) emissions, as well as the physical impacts of climate change, may affect our operations and businesses”.

ICL Group Limited 85

European Plan for Trade in GHG Emissions

The European Union, as a party that signed the Kyoto Protocol (the framework treaty of the United Nations for dealing with climate changes), has agreed on a mandatory target for reducing the emissions of greenhouse gases (GHG). The main tool for achieving the reduction targets is the EU Emissions Trading Scheme (“ETS”), which was launched in January 2005. In the first and second phases of the ETS, the European countries agreed that every industrial Company that emits GHGs above the agreed minimum threshold is required to report its emissions and to limit them to the gradually decreasing periodic quota. In addition, companies were allowed to realize a monetary gain or benefit by trading and selling unused emission permits (or ‘carbon allowances’). The third phase of the ETS commenced in January 2013 and ended on December 31, 2020. This phase includes a further decrease in the free allocation of carbon allowances to all industrial companies. Three of ICL's sites in Europe (Boulby in the UK, and Suria and Sallent both in Spain) are currently participants in the ETS, and therefore receive annual carbon allowances ("EUA's") and are then obligated to emit up to the annual allowances and/or purchase extra EUA's. Unused allocated EUA's can be sold. ICL's participating sites have applied to be included in Phase IV of the EU ETS (2021 and onwards). However, in 2021 we expect there to be some changes as ICL Boulby left the EU ETS at the end of 2020 due to the Brexit process. The UK will be implementing its own Emissions Trading Scheme (UK ETS), which is expected to be similar in methodology to the EU-ETS. Additionally, following the consolidation process in ICL Iberia, as production at the Sallent site was discontinued, the site will cease to be a part of the EU ETS. ICL continues to closely monitor the developments and emission allocation policies of the ETS and is taking them into account when establishing/purchasing new sites in Europe and when considering potential significant expansions of existing sites.

Air Quality

Through ICL's production processes, pollutants are emitted, which could be harmful to people or to the environment, if they were to be emitted into the environment in concentrations or amounts exceeding the permitted levels. The materials emitted are, mainly, inorganic compounds and particles and a minority of volatile organic compounds. The Company regularly and continuously measures the emission of these pollutants in order to monitor and locate uncontrolled emissions, in accordance with the provisions of the law and the conditions set forth in the business licenses and emission permits. The Company is advancing execution of projects to reduce emissions into the atmosphere in accordance with the terms of the emission permits.

Israel

The Israeli Clean Air Law – Air Emission Permits

In Israel, air emissions from major industrial operation specifically identified in the Clean Air Law (hereinafter - the Law) are regulated under the Law. The Law aims to improve air quality, to prevent and reduce air pollution by implementing both prohibitions and obligations, to protect the health and quality of life of human beings and the environment. The Law addresses, emission sources (including the Company’s plants) and is intended to serve as a platform for implementing the regulatory principles currently in place in the European Union (EU), specifically the principles of the IED (The Industrial Emissions Directive) that was adopted by the EU. The Law applies to all ICL's plants and production in Israel.

In order for an emission source identified under the Law as an “Emission Source Subject Licensing Requirements” within the meaning of the Law to operate, , it must obtain an air emission permit issued by the Ministry of Environmental Protection (MoEP). The air emission permit includes provisions regarding the application of the Best Available Technology (BAT), as well as provisions with respect to monitoring, control and reporting to the MoEP. The Company is taking steps to implement a plan to address the requirements of the air emission permits in coordination with the MoEP. The Company is also taking steps to implement a plan to address the requirements of the air emission permits in coordination with the MoEP. As of the date of this Annual Report, all ICL’s plants in Israel that fall under the definition of Emission Source Subject Licensing Requirements have received air emission permits. In case of deviations from the emission permits conditions and failure to remedy such deviations, the Company might be subject to administrative enforcement measures and in some cases even to a criminal liability. In addition, certain restrictions on our operations and significant capital investments might be imposed on us. ICL has invested significantly and will continue to do so over the next few years, to comply with emission permits granted under the Law. As a result, some of ICL’s main air emissions have already decreased considerably, and further reductions are expected in the upcoming years.

ICL Group Limited 86

Over the next few years, the Company will initiate additional measures and invest significant capital in order to comply with the emission permits.

Air quality at ICL's plants in Israel

ICL Rotem (Rotem) - In September 2016, plants at the Rotem site received an emission permit pursuant to the Law. The Company is striving to implement the requirements of the permit, through a multi-year plan which includes several significant reduction projects.

In 2017, the Company filed an appeal for changing 46 permit tasks. The MoEP agreed to change 43 of them and a revised permit was received in July 2018.

In 2018, the Company conducted two risk assessments by external experts regarding the possibility to execute all the clean air tasks required by the emission permit as per their approved timeline. The risk assessments focused on the technical and safety considerations arising from implementation of a large number of projects in parallel, in an industrial site. The assessments indicated that there is no operational feasibility to implement the full requirements of the permit within the defined timeline, and accordingly the Company is unable to meet the timeline set in the current permit. In 2019, following discussions with the MoEP, the MoEP informed the Company that during the course of discussions to renew Rotem Israel's emission permit, which currently remains unchanged, they will consider the safety constraints, the complexity and multiplicity of projects, as well as the Company's diligence to comply with the present permit conditions and their schedules, while prioritizing projects with significant environmental impact. The Company provided the MoEP with its updated projects' outline, schedule and completion status.

In light of business uncertainty and the COVID-19 pandemic, the Company continued its discussions with the MoEP regarding the timing and scope of executing the investments, including the impact of the uncertainty surrounding Rotem Israel's activity (which also impacted by the uncertainty around Barir field), as far as the implementation of long-term projects is concerned. In December 2020, the Company submitted to the MoEP an application to update the current emission permit, including updated schedules for projects' execution in accordance with their environmental significance.  In response, in December 2020, a summary letter was received from the MoEP regarding a principle outline that includes, among other things, postponing the execution of certain projects beyond the current permit period, which is to expire in September 2023, and a demand to complete certain projects within the permit period. The Company continues to hold discussions with the MoEP regarding prioritizing the projects' execution and reaching understandings within the framework of the current emission permit.

Until December 2020, the Company had completed 70 of the 194 specific tasks required by the Clean Air permit.

ICL Group Limited 87

During the years 2017-2019, ICL Rotem was summoned to several administrative hearings in the MoEP, in connection with alleged violations of its emission permit. Nevertheless, ICL Rotem is acting to address the above-mentioned deviations, as part of the multi-year plan, including the implementation of the provisions of the Law, in accordance with discussions with the MoEP regarding the implementation of the Law.

During the years 2018 ,2019 and 2020, both sulphuric acid plants in Rotem replaced and upgraded their catalyst systems in order to reduce SO2 emissions, by over 30%. These upgrades have reduced overall SO2 emissions at Rotem by 50%. In addition and to further reduce emissions, in 2019 the site covered 4 green acid storage pools and 5 IsoamYl Alcohol recovery lines were connected in the WPA plant. The site has installed, in recent years, on‑fence monitoring systems that report on-line parameters to the environmental authorities. The monitoring systems received ISO 17025 certification in October 2020. In addition, the Emmission Permit has set new rules regarding the liquid waste management and additional GHG emissions, which are related to some of the required new air emissions measures. In 2019-2020, to meet these challenges, Rotem operated 6 pilots involving new technologies to meet the requirements.

ICL Dead Sea (DSW) - The site operates three air quality monitoring stations that were renewed during 2019. The data are continuously measured and automatically transmitted to the MoEP (Ministry of Environment Protection) and are accessible to the general public. In 2018, the new NG-based and highly efficient CHP (combined heat and power) plant in Sodom became fully operational. The plant now supplies most of the electricity to all ICL's sites in Israel and steam to the production plants at Sodom site. The high efficiency of the new plant and its boilers have significantly reduced the site's Nitrogen Oxide emissions (despite the significant increase in natural gas combustion in the new plant, with the transition to self-produced electricity).

ICL Dead Sea Magnesium (DSM) - The site produces mainly inorganic emissions. Exhaust stacks are monitored in accordance with the terms of the emission permit issued to the Company. Some have on-line monitoring analyzers that send data to the environmental authorities.

In order to adhere to the emission standards defined by the MoEP, the site has initiated a major project to reduce the PM (Particulate Matter) emissions from the main stack. The project is expected to be completed in the coming years.

ICL Neot Hovav – The site operates advanced monitoring and detection methods to identify malfunctions and applies IED methodologies which provide guidance regarding all of the techniques for preventing and monitoring emissions into the environment. Investments were made to improve recycling and recovery and reduce emissions of solvents and other organic materials via activated carbon systems. The site also installed catalytic oxidizing technologies that reduce VOC (volatile organic compounds) emissions and complies with advanced values. Absorption systems run in the site's inorganic production systems. Filters actively prevent particulate matter (PM) emissions from the solids’ handling systems. Sealing of diffused emissions in the loading and unloading areas was made. Ongoing work is being executed for the LDAR (Leak Detection and Repair) program – control and treatment of fugitive emissions with the assistance of an external company. The site operates with full cooperation and communication with authorities. There were no complaints or hearings for violation of environmental law or business license conditions in 2020.

ICL Periclase – The site installed a new air emissions treatment device for the Magnesia manufacturing process. The technology is working properly and enables the site to meet the air emissions permit requirements. In 2020, a new project to reduce particulate matter (PM) emissions from gravel pile has begun.

ICL Group Limited 88

ICL Haifa (Fertilizers & Chemicals) - Since the site has converted to natural gas (from heavy fuel oil) emissions of NOx, SOx and PM were significantly reduced. In order to comply with its emission permit, the site has also installed a system to reduce ammonia from the Ammonium Nitrate production plant. The site is also installing a new treatment equipment in its Nitric Acid plant, aimed to reduce NOx and N2O emissions.

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

Air quality at ICL's plants in Europe

ICL Boulby – The site's air emissions are permitted under the Environmental Permitting Regulations (England and Wales) 2010 (as amended) and regulated by the Local Authority and the Environment Agency. As required within these permits, the emission sources are monitored both periodically and continuously, and results are reported as required by the regulators.

ICL Iberia (Suria and Sallent) - The sites' air emissions are permitted under the Environmental Impact Assessment approved by the Generalitat de Catalunya. In 2007, the sites adopted ISO 14001:2004, and in 2017 adopted ISO 14001:2015, which was renewed in 2019, both are part of the ISO 14001 global standard that sets out the criteria for an environmental management system. Moreover, in order to have a sustainable strategy based on environment, social and financial, these sites measure the carbon footprint according to the standard ISO 14064-1:2012, that defines principles and requirements at the Company's level for quantification and reporting of GHG emissions and removals, based on The Greenhouse Gas Protocol. Official and internal emission monitoring is conducted periodically according to the permits. The sites operate in compliance with their permits.

ICL France Scora - The site operates according to the work permit given by the French authorities (DREAL). Recent regulatory inspections have examined the site's cooling towers and have found no deviations.

ICL The Netherlands Terneuzen - Recent monitoring of emission levels were within the permit requirements. During 2020, the site sent an application for renewal of the operating permit. The application is expected to be addressed by the relevant local authorities in 2021, and the current permit is valid until the new permit will be received. Local environmental authorities have updated the SVHC list, and for the materials listed there will be a need for minimization. The site is studying the issue regarding Chromium 6 that appears in the updated list, in order to adapt to the new requirements.

ICL Group Limited 89

IPT is in the process of renewing the environmental permit of the site. During this process, IPT performed a gap analysis in accordance with the Dutch environmental laws and regulations.  IPT is working together with the Dutch government to fulfil the relevant gaps.

ICL PS Heerlen – The Netherlands - The site in Heerlen is a Seveso classified site due to the products which are stored there. This means BAT (Best available techniques) will be applied wherever environmental impact is possible. Process air emissions (dust and exhaust air) are compliant with Dutch legislations, being monitored and controlled by third parties and authorities.

Heat emissions (via the process air emissions) have been reduced over many years by re-using the energy for process heating. The most recent investment uses using the heat emissions for generating cooled process air and to generate hot water for heating offices.

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

ICL Group Limited 90

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

ICL US Gallipolis Ferry Plant – The site operates under both a West Virginia Regulation 13 Permit, and a Federal US Title V permit. The facility operates in compliance with its permitted limits and is undergoing a ‘fugitive emissions’ reevaluation project, designated to spot focus areas for fugitive emission elimination. This project has determined that the site may not need to continue in the Title V Program and the site is applying to exit this regulation.

China

ICL China YPH JV - The 3C plant is tested once every six months by the Center for Environmental Protection regarding gas emissions. The site has adapted its facilities by means of installation of 7 on-line systems of monitoring gas emissions in order to comply with local regulations and regulatory schemes. All YPH JV sites are in compliance with all the relevant laws and regulations.

ICL China LYG - The site strictly implements the Measures for Pollutant Discharge Permitting Administration (for trial implementation) and other environmental protection laws and regulations, controlling the emission concentrations of corresponding pollutants from inorganic emission sources, meeting emission standards. Online monitoring systems and on point VOC (volatile organic compound) emission sources are installed in the site's perimeter, according to requirements of the regulatory authorities. LDAR technology (leakage detection and repair) was adopted to repair or replace the leakage points for exceeding the standard every year, so as to reduce leakage emissions.

ICL China SBCL - the site has set up an alkali liquid environmental scrubbing tower, a solid environmental scrubbing tower and bag filter systems in accordance with regulatory requirements.

Energy

The European Energy Efficiency Directive (EED)

The latest Energy Efficiency Directive of the European Union came into effect in December 2012. The requirements in the Energy Efficiency Directive must be implemented by companies operating in the European Union. The Energy Efficiency Directive provides a joint framework to advance energy efficiency in the European Union in order to achieve the European Union’s energy goals by 2020. These goals include the reduction of GHG emissions by 20% compared with the levels in 1990, an increase in the rate of consumption of renewable energy sources to 20% of the total energy consumption and an improvement in energy efficiency by 20%. Accordingly, all countries that are members of the European Union are required to increase the efficiency of their energy consumption in all stages of the energy chain — conversion, transportation and final use. ICL has developed and adopted strategies and procedures at all its European plants to comply with the local interpretations of the Directive.

ICL Group Limited 91

Natural Gas

Since 2010, ICL has been undertaking a strategic transition to increasingly use natural gas (NG) instead of ‘heavy’ fossil fuels (fuel oil, diesel and naphtha) to power its largest production plants in Israel. The transition is now near completion, and 95% (40/42) of ICL Israel’s main energy‑consuming installations were converted to NG. Currently, over 90% of the total remote fuel consumption of ICL Global facilities is derived from NG (compared to only about 25% pre‑transition). This transition has significantly reduced emissions of air pollutants (such as NOx and PM) in the area surrounding ICL facilities, improved the quality of our products, reduced maintenance expenses and has led to a significant monetary savings due to the transition away from the use of more expensive fuels. The transition was also one of the main GHG reduction engines taken by the Company, as NG is less carbon-intense than ’heavy’ fossil fuels. In addition, the employment of new, more efficient NG-based CHP plants effectively reduces ICL's dependency on the purchase of more carbon-intense external electricity.

For further information, including details of the specific NG purchasing agreements undertaken by the Company, see Note 18 to our Audited Financial Statements.

Liquid, Solid Waste and Land Contamination

During the production processes at ICL’s facilities, industrial liquid and solid wastes are produced. Storage, transportation, reuse and disposal of waste are generally regulated by governmental authorities in every country we operate in. Wastewater quality and quantity must comply with local regulations and with permits at relevant sites. The various production sites have adapted their treatment systems to the standards applicable to them. The Company tracks and manages its waste and takes various steps to reduce, to identify and to maximize potential reuse and recycling of relevant waste. Most of the waste is either directly treated by ICL or treated by an external certified vendor, with whom the disposal method is directly confirmed. In case of difficulties in reuse or disposal of waste generated in our facilities, interruptions or production stoppage might occur and significant costs might be imposed on us. For further information, see “Item 3 - Key Information— D. Risk Factors— Our ability to operate and/or expand our production and operating facilities worldwide is dependent on our receipt of, and compliance with, permits issued by governmental authorities. A decision by a government authority to deny any of our permit applications may impair the Company’s business and its operations”.

For the past few years, ICL has been engaging in Circular Economy. During 2020, the progress of Circular Economy projects was tracked, and various initiatives were promoted. Projects across the globe include using ICL's by-products as raw materials in other industries as well as in other ICL business units. ICL's facilities are also using by-products of other industries as part of their raw materials, such as sewage sludge ash for fertilizer production.

Current projects and pilot projects include:

•	Using sewage sludge ash for fertilizer production.

•
Salt by-product utilization. As part of our normal operations, we are disposing 2.6 M cubic meters of salt from the potash production plants, (excluding the salt harvesting project), we are looking for alternative areas to store it in proximity to the areas where the salt is produced. The salt wall obstacle is being built along the border between Israel and Jordan and will provide us with a close area to store salt (1.2 M cubic meters) while supporting IDF needs.   Approximately 1 kilometer of the salt wall was already built.

ICL Group Limited 92

•	The ESK project is collecting APCr (Air Polution Control residue) ashes from Waste to Energy plants casting it into blocks and using the blocks as mine support materials replacing wood and steel.

•	MagiK - Creating value from by-products. A new product was developed and marketed from a by-products stream that is created as part of magnesium's production process.

Israel

Liquid and solid waste and other emissions are regulated under multiple regulations. The Company’s plants in Israel implement waste monitoring and management measures. Each plant is required to inform the authorities on the amount of waste and treatment method for every waste stream under the Israel’s PRTR regulation. Wastewater regulations, including effluent limits, are regulated by the Ministry of Environmental Protection and partly by local authorities.

As part of the conditions for receiving an integrated environmental license, the Company's plants in Israel have conducted historical land contamination surveys and submitted them to the Ministry of Environmental Protection.

Liquid and solid waste treatment and land contamination at ICL's plants in Israel

ICL Rotem (Rotem) – The site is implementing a master plan for wastewater treatment with the principal goal of reducing effluent quantities. This is done by converting some effluents into products, wastewater recycling, reducing water consumption, treatment/neutralization of wastewater and restoration of the wastewater ponds. The plan now includes additional wastewater streams, created by the air emission purification processes, required by the Israeli Clean Air Law.

The wastewater treatment was discussed with the MoEP as part of the discussions of all Rotem Environmental projects. During those discussions it was agree with the MoEP that Rotem will construct a neutralization plant for Rotem's wastewater. In addition, Rotem continues to develop and plan recycling project of waste solutions that are more environment friendly and fit to "recycling economy" methodology.

As part of the liquid and solid waste treatment, Rotem site is treating the gypsum waste by ponds and storage. In 2018, Pond 5 became operational and- in October 2020, the construction and use permits for pond 5 were extended until December 31, 2021. The Company started reclamation planning for gypsum ponds 1 through 4 that were used by Rotem in the past. In 2019, the Regional Planning Authority, after considering all environmental aspects, decided that long term gypsum storage will be set on the western side of road 258. The Company is working with the relevant authorities to obtain all the required permits, for the continued operation of the gypsum ponds beyond 2021 and for the continued piling of gypsum, in accordance with the requirements set by law and/or instructions of the Planning and Building Committee.

Gypsum that is created in the dry part of the production processes, is mostly stored in a large gypsum storage pile, in proximity to the site. Future expansions of the storage pile would need to be positioned on new protective infrastructure, according to current regulatory requirements. Another requirement is the establishment of restoration methodologies for these large storage piles. The site is making adjustments to comply with these requirements and is striving to find alternative uses for the gypsum with external industry partners.

ICL Group Limited 93

In 2017, ICL Rotem experienced an environmental accident in which approximately 100,000 cubic meters of acidic phosphogypsum liquid were released into the surrounding environment, as a result of a breach in the number 3 detainment pond. The liquid entered the nearby Ashalim Creek (Nahal Ashalim), which flows through an area designated as a nature reserve. To the best of the Company's knowledge, as at the reporting date, the criminal investigation of the event is still underway. The Company is taking intensive action to restore the Creek, in full cooperation with the relevant authorities. Following the incident, the INPA (Israel Nature and Parks Authority) closed the nature reserve to the public. During 2018-2019, rainy season the Creek flowed vigorously with rainfall on several occasions. Findings of the monitoring program (operated by the Israeli authorities) indicated that PH levels in the water holes have returned to normal levels, and improvement in chemical and biological parameters has continued. Nonetheless, indications of the incident’s impact are still present along the Creek, and the environmental impact continues to be examined by the authorities in 2020. ICL conducted a risk assessment process along the Creek, with leading experts in this field. The assessment was meant to assure that the Creek’s hiking trails can be reopened and do not pose risks to the returning hikers health, pending approval of reopening by the necessary authorities. The assessment was completed in late 2019 and the results were presented to the authorities. All risk levels were found to be acceptable, and in June 2020, after receiving approval from the authorities, the Ashalim Creek was reopened for hikers. For further information, see Note 18 to our Audited Financial Statements.

The site has also completed the implementation of a multi‑year master plan to prevent ground pollution by fuels or oils.

ICL Dead Sea (DSW) - Effluents are directed to the Dead Sea according to the requirements listed in the relevant permit, issued by the Ministry of Environmental Protection (valid up to 2024).

Salt waste is transferred to a large salt open air depot, in proximity of the site. The open-air depot's dimensions (height and area) are limited by statuary requirements. The site is examining alternatives for salt storage/treatment.

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

ICL Neot Hovav - The site operates a designated installation for independent treatment of the sanitary effluents. The treated wastewater is sent as an input feed into the cooling towers. In addition, an installation was constructed for treating industrial wastewater, in accordance with the requirements of the plant’s business licenses. The treatment of the industrial wastewater includes a transmission system, a physicochemical unit, and a MBR (Membrane Bio Reactor) unit. The site’s treated wastewater flows into evaporation ponds, which were built in 2013 according to US standards, including advanced monitoring for leakage and air emissions. In addition, the site operates a special authorized laboratory for monitoring and analyzing wastewater quality.

Pursuant to the requirements of the Ministry of Environmental Protection, in the coming years the site is required to treat the existing hazardous waste (historical). This waste is stored in a designated defined area on the site's premises, in coordination with the Ministry of Environmental Protection. Some of the currently produced waste is also still stored in this area. The treatment is partly conducted through a combustion facility (Bromine Recovery Unit), which recovers hydro-bromine acid. Additional waste quantities are being sent to external designated treatment. For further information, see Note 17 to our Audited Financial Statements.

ICL Group Limited 94

ICL Periclase - The site has a valid permit for discharging brine into the Dead Sea (valid up to 2022). The site has established a thickening and filtration facility to treat wastewater.

The site is working to reduce historic Magnesia waste, stored in a designated waste area, and to reuse it for the benefit of a circular economy. The Company is examining the use of the rest of this historic waste as part of the production processes at ICL Rotem. In addition, a pilot project is being conducted to test the viability of using this waste to fill sinkholes in the Dead Sea region.

ICL Haifa (Fertilizers & Chemicals) – The wastewater of the site's facilities is flowing into the Kishon River, according to the permit issued by the MoEP. In order to comply with the standards covering treatment of the wastewater, the site in coordination with the MoEP, is conducting a project to drill to the underground water zone in order to channel the treated wastewater into the underground water. The project is in advanced stages and is expected to be completed during 2021.

Gypsum pile, that was created as a by-product in the production process of phosphoric acid at the 90’s, stored in the site. The site is working in coordination with the MoEP and taking the necessary actions according to the regulatory requirements under the business license and the poisons permit issued to the site.

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

Liquid and solid waste treatment and land contamination at ICL's plants in Europe

ICL Boulby - All wastewater leaving the site is permitted by the Environment Agency. The site's wastewater consists of extracted sea water, mine brine, gathered surface rainwater, and water treated on the on-site sewage plant. Multiple parameter limits are imposed upon the site by the wastewater permit, and no compliance breaches have occurred since the transition to producing Polysulphate®. Following the transition to Polysulphate®, the amount of wastewater was reduced considerably.

ICL Iberia - In Spain, a multi‑year program is underway to restore the large salt piles while paying close attention to the issue of wastewater drainage and sludge treatment. In February 2021, the ACA, Catalan Water Agency, approved the new collector agreement, which is to be signed with the Company. The new collector is an infrastructure required for the removal of brine water that will be used for restoration as well as for production. For further information regarding the restoration plan in Spain, see Note 18 to our Audited Financial Statements.

ICL Group Limited 95

ICL Iberia has successfully passed the audit for the certification of the UNE 22470 and 22480 standards, which accredit the Company as a sustainable mining Company. There is also a program on non-mining waste management to valorize and reduce ICL Iberia’s waste. It is done in accordance to local and European waste management regulations.

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

ICL The Netherlands Terneuzen - the site's wastewater output is within the permit requirement. For further information on IPT’s environmental permit renewal, please see the relevant paragraph under the ‘Air quality at ICL's plants in Europe’ section.

ICL PS Heerlen – The Netherlands - due to the re-use of process water, there are no water emissions (no significant waste water).

Regarding solid/liquid waste: where possible, the various waste streams are separated to make them available for reuse, recycling and hence avoid landfill.

ICL Germany Ladenburg - Due to phosphate pollution in the subsoil of the site, the phosphate concentration is monitored at several wells and reported regularly to the authorities. There is no material risk related to the ground water monitoring and no additional environmental impact or costs are expected.

ICL Prolactal - Liquid and solid waste treatment is outsourced to entitled disposal companies. The amounts of each waste type are monitored as demanded. Since end of 2020 Prolactal is operating its own waste water treatment plant as an indirect discharger. All relevant issues are communicated and agreed with the local authorities including the municipal waste water treatment plant. No land contamination was detected at Prolactal.

ICL Group Limited 96

Americas

The liquid and solid wastes in the Americas sites are managed under country and state specific regulatory requirements. In the US, solid and hazardous wastes are regulated under the US EPA’s Resource Conservation and Recovery Act. In Brazil, waste is managed under the site’s operation license issued by the Sao Paulo State environmental agency – CETESB.

ICL follows a qualification process for waste vendors, which assists in ensuring that waste is properly profiled, treatment standards are followed, and disposal processes meet regulatory requirements. Wastewater is managed through site industrial discharge permits that are managed through federal, state or local agencies. Wastewater treatment is mainly focused on chemical treatment. The wastewater treatment systems are maintained on a regular basis.

Liquid and solid waste treatment and land contamination at ICL's plants in the Americas

ICL US Gallipolis Ferry - The site operates under a National Pollutant Discharge Elimination System (NPDES) Permit. The NPDES Permit regulates water discharge from point sources and is renewed every 5 years. The next renewal is in February 2022. The site operates a large Wastewater Treatment Plant (WWTP). The NPDES permit allows the site to discharge process wastewater, sanitary wastes, cooling water, groundwater, and non-process area stormwater. Discharge limitations are continually decreasing, which puts a strain on the treatment capabilities for some parameters being treated within the current WWTP. Therefore, the site is in the process of installing new technology to the current treatment processes.

The site has been very active in pursuing recycling initiatives, which helped achieve a landfill to recycling ratio of 50%. Additionally, the facility has entered into a Voluntary Remediation Agreement (VRA) with the former owner of the facility, and the West Virginia Department of Environmental Protection (WVDEP). Per the agreement, sampling of various media, including surface water, sediment, subsurface soils, and groundwater were conducted throughout the site.  The negatively impacted media were identified and mapped. The mapped areas have either been remediated or are currently in the process of remediation. These remedial activities, have included, capping certain areas throughout the facility, as well as the installation and operation of a groundwater recovery and treatment system. This system is allowing the Light-Non-Aqueous Phase Liquid (LNAPL) that is floating on top of the groundwater to be recovered. Per the sales agreement, these activities are being financed by the former property owner.  This project is in its final stages and should conclude in 2021.

ICL Group Limited 97

China

ICL China YPH – YPH JV is in compliance with all the laws and regulations in China. During 2020, the Company successfully completed its plan of waste reduction instructed by the law and regulations. The hazardous wastes produced by YPH JV have been strictly controlled, transferred and disposed through qualified enterprises. In addition, most of YPH JV's hazardous substances are utilized as raw materials and can also be found as finished products.

Where required, registrations for the storage, handling and transportation of these materials are acquired and maintained. Action plans and measurements are successfully done in order to reduce the likelihood of releases of hazardous materials.

Annual land examinations are conducted in accordance with the regulatory requirements.

In order to comply with the local regulations, YPH has installed systems for removal of wastewater and diversion thereof from clean water sources, including transferring phosphogypsum water (which is created as a by-product of the production processes) into designated ponds for further treatment.

In 2020, the Company initiated a project of expansion of the gypsum and floatation ponds, which is in full coordination with the local authorities, while obtaining all necessary permits required by the country regulations. The project's completion is expected during 2021, and is going to enable YPH JV to use the expended area of the ponds in the coming years.

ICL China SBCL - The sites' discharge wastewater and the HCL solution from FR-1410 production, are delivered (by agreement) to an external industrial business partner, which uses it as raw materials for bromine production.

ICL China LYG – During the recent years, the site's sewage station was upgraded, significantly improving the efficiency of wastewater treatment, and testing instruments for its characteristic pollutants laboratory were purchased, so as to enhance the site's ability to detect water pollutants and ensure the standard discharge of sewage. In addition, the site set up a rainwater retention pond in accordance with the environmental requirements and completed its open channel drainage project for rainwater.

The site operates under the requirements of the local city ecological environment department, among other requirements. In line with these requirements, the site carried out improvement projects for gas waste collection, sewage treatment stations and its hazardous solid waste warehouses. In 2020, the site transferred and disposed of 4 tonnes of hazardous solid waste. This follows the successful completion of a waste reduction plan requested by the government.

ICL Group Limited 98

Hazardous Substances

Israel

As part of ICL’s operations, it produces, stores, transports, and uses materials that are defined as hazardous materials according to the Israeli Hazardous Substances Law, 1993. Handling such substances requires a special permit ("poisons permit") that is renewed annually. All ICL companies have a poisons permit as required by law and they operate according to the special conditions defined in these permits. Leakage or loss of control of these materials could cause an environmental incident and cause damage to people and/or to the environment. ICL takes measures to prevent such occurrences, and, at the same time, it prepares for such occurrences by means of emergency teams and appropriate equipment for dealing with these types of events.

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

China

Hazardous substances are utilized at ICL's facilities in China as raw materials and can also be found as finished products. Where required, registrations for the storage, handling and transportation of these materials are acquired and maintained. Measures are taken to reduce the likelihood of releases of hazardous materials by way of supplier and transporter qualification, training of employees, contractors and vendors on the proper handling of these materials.

ICL Group Limited 99

Business Licenses and Other Permits

ICL is proactive in its approach to complying with business licenses and permits and has set quantitative targets for compliance. Our sites in Israel have valid toxic substance permits under the Israeli Hazardous Materials Law, 1993. These permits were issued by the Ministry of Environmental Protection for a period of one year. Renewal of these permits is performed on an ongoing basis. The toxic substances permit includes conditions and requirements being managed by the Company at ongoing operation.

In addition, our sites in Israel obtain valid business licenses according to the Business Licensing Law, 1968.

Industrial Products plant in Neot Hovav discharges industrial wastewater into the evaporation ponds in accordance with the requirements of the plant’s business license.

Periclase plant in Mishor Rotem has a valid permit for discharging brine into the Dead Sea (valid up to 2022).

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

In addition, in regards with the Israeli Court's decision to partially accept ATD's petition, according to which, commencing 2020, DSW's water pumping activity must be regulated by means of the production license as defined in the Water Law and not through the Water Authority's directive – see Note 18 to our Audited Financial Statements.

The companies also hold emissions permits under the Israeli Clean Air Law, 2008.

As part of the production process in YPH JV, the Company builds and operates ponds that accumulate phosphogypsum fluid created in the production processes. For further information relating the ponds’ permits for construction and operation, see Note 18 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors”.

In the Netherlands the fertilizers site operates under the Dutch Radiation Protection Decree, due to the emission of solid particulates containing natural occurring radioactivity (NORM).

ICL operates in accordance with conditions set out in the licenses and permits. If there is any discrepancy in respect of the requirements of these conditions, the Company acts to remedy the discrepancy in coordination with the Ministry of Environmental Protection.

ICL Group Limited 100

Cybersecurity

Our Global IT team handles the operational cybersecurity policies and measures regarding the Group’s global infrastructures, in collaboration with the plants' engineering and control units.

ICL’s cyber security strategy resides on three fundamental pillars: (a) plants and operational security, (b) critical assets & data protection, and (c) fraud prevention. For each pillar, there is a program that seeks to reduce the risks identified. All these programs are periodically reviewed by internal governance structures to assess their effective impact on the Group’s risks. For the purpose of critical plants protection, we continuously cooperate with the National Cyber Directorate - the National CERT, the Ministry of Energy and the Ministry of Environmental Protection in Israel.

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

As part of our ongoing efforts to strengthen our cyber defenses, we conducted a comprehensive Cyber Maturity survey in 2019 in cooperation with a leading international consulting firm, which was also revalidated in 2020. We also conducted a risk assessment of our sensitive IT systems in cooperation with several leading Israeli and international companies in the field of cyber defense. The Group also tests its continuity plans in order to improve disaster recovery in instances where an incident or vulnerability threatens the continuity of one or several critical processes, services or platforms.

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

ICL Group Limited 101

Water Wells Production Permits

The water supply to ICL Dead Sea is executed via approximately 40 drillings, most of which are located within the concession area. Seven drillings - the Ein Ofarim drillings - are located outside the concession area, and ICL Dead Sea is therefore required to sign, from time to time, lease contracts for limited periods with the Israel Land Authority (ILA).

The contracts renewal process is lengthy and ICL Dead Sea has been working for several years to renew the contracts, which expired in 2016.

In addition, each new drilling requires a drilling license issued by the Water Authority, and at the beginning of every year the Water Authority issues ICL Dead Sea with a water production license that defines the production capacity of each drilling. There is no guarantee that the Water Authority will issue ICL Dead Sea a water production license or that the Water Authority will amend the production license if ICL Dead Sea exceed the production capacity for such drilling.

In 2017, the Israeli Water Law was amended, according to which saline water of the kind produced by Dead Sea plants in the Company's water drilling is charged with water fees. Accordingly, the Company received a charge from the Water Authority in the amount of $31 million for water drawn from all its drillings, including in the concession area between the years 2018-2020. The Company submitted its appeal to the Water Authority, objecting to the charges relating to water drilling within the concession area, which constitute about 65% of the total charge. It is the Company's view, that such charges should not apply to water drilling within the Dead Sea concession area, for various reasons, most notably the provisions of the Concession Law. The Company believes it is more likely than not that the charges will not apply to the water drilling within the concession area. The Company has a sufficient provision in its books, in immaterial amounts, for the drilling of water outside the concession area.

In November 2020, the Water Authority announced that as part of the license renewal for 2021 and further, the Government Authority Director intends to examine the possibility of changing the definition of Dead Sea Works from "Supplier-Producer" to "Consumer-Producer", the main implication of which is a rise of up to double the future water rates. The Company has expressed its objection to changing the definition in a hearing procedure and is working with the relevant authorities to keep the current definition in the license as is. The Water Authority' response relating to the hearing has not yet been received.

ICL Group Limited 102

C. ORGANIZATIONAL STRUCTURE

* A list of our main subsidiaries, including name and country of incorporation or residence is provided in an exhibit to our Form 20-F filed with the U.S. Securities Exchange Commission, which can be found at www.sec.gov.

ICL Group Limited 103

D. PROPERTY, PLANT AND EQUIPMENT

The Company operates production facilities in its worldwide locations, including the following:

•
Israel: under the Israeli Dead Sea Concession Law, 1961, as amended in 1986 (the “Concession Law”), we have lease rights until March 31, 2030 for the salt and carnallite ponds, pumping facilities and productions plants at Sodom. We have other production facilities in Israel, situated on land with a long term lease, including the plants Oron and Zin at Mishor Rotem of Phosphate Solutions segment (the lease agreement of Oron plant in under an extension process since 2017), production facilities at Naot Hovav of Industrial Products segment (leased until 2024-2048), as well as production, storage and transportation facilities together with chemicals and research laboratories at Kiryat Ata that belong to Innovative Ag Solutions segment (leased until 2046‑2049). We also use warehouse, loading and unloading sites at the Ashdod and Eilat ports (leased until 2030).

•	Europe:

Germany: the production plants of Phosphate Solutions segment are at Ludwigshafen, Ladenburg. The production plants of Industrial Products segment are at Bitterfeld. All the plants, besides Ludwigshafen, are owned by the Company.

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

The United Kingdom: the rights to the polyhalite and salt mines are held under the concession agreements described below. The polyhalite and salt production plants and the warehouses of the Potash segment in Cleveland are owned by the Company. The warehouses and bulk loading and unloading facilities at the port are leased until 2034. Three peat moors of Innovative Ag Solutions segment are owned by the Company, in addition to owning a plant for producing growing media in Scotland. Innovative Ag Solutions segment also owns a plant in Daventry for producing water conservation and liquid plant nutrition products along with a fertilizer blending site in Rugby.

Belgium: Innovative Ag Solutions segment owns a production facility in Grobbendonk for producing water soluble fertilizers.

Austria: the dairy protein production plant of Phosphate Solutions segment at Hartberg (Prolactal) is owned by the Company.

ICL Group Limited 104

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

The following table sets forth certain additional information regarding ICL’s principal properties as at December 31, 2020:

Property Type	Location	Size (square feet)	Products	Owned/Leased
Plant	Mishor Rotem, Israel	27,094,510	Phosphate Solutions products	Owned on leased land
Plant	Mishor Rotem, Israel	10,763,910	Industrial Products products	Owned on leased land
Plant	Neot Hovav, Israel	9,601,591	Industrial Products products	Owned on leased land
Plant	Zin, Israel	8,484,123	Phosphate Solutions products	Owned on leased land
Plant	Kiryat Ata, Israel	6,888,903	Innovative Ag Solutions products	Leased
Plant	Oron, Israel	4,413,348 (not including phosphate reserve)	Phosphate Solutions products	Owned on leased land
Plant	Sodom, Israel	13,099,679 (not including ponds and Magnesium factory)	Potash products	Owned on leased land
Plant		4,088,800	Magnesium products (Potash segment)	Owned on leased land
Plant		2,326,060	Industrial Products products	Owned on leased land
Conveyor belt		1,970,333	Transportation facility for Potash	Owned on leased land
Pumping station		920,314	Pumping station for Potash segment	Owned on leased land
Plant		667,362	Industrial Products products	Owned on leased land
Power plant		645,856	Power and steam production for Potash segment	Owned on leased land

ICL Group Limited 105

Warehouse and loading facility	Ashdod, Israel	664,133	Warehouse for Potash and Phosphate Solutions products	Leased
Headquarters	Beer Sheva, Israel	191,598	Company headquarters	Owned and leased
Plant	Mishor Rotem, Israel	430,355	Phosphate Solutions products	Owned on leased land
Warehouse and loading facility	Eilat, Israel	152,557	Warehouse for Potash and Phosphate Solutions products	Leased
Headquarters	Tel Aviv, Israel	21,797	Company headquarters	Leased
Plant	Catalonia, Spain	48,491,416	Mines, manufacturing facilities and warehouses for Potash	Owned
Port/warehouse	Catalonia, Spain	866,407	Potash and salt products	Owned on leased land
Plant	Totana, Spain	2,210,261	Innovative Ag Solutions products	Owned
Plant	Cartagena, Spain	209,853	Innovative Ag Solutions products	Owned
Warehouse and loading facility	Cartagena, Spain	184,342	Storage for Innovative Ag Solutions products	Leased
Plant	Jiaxing, China	828,017	Industrial Products products	Owned on leased land
Plant	Shandong, China	692,045	Industrial Products products	Owned on leased land
Plant	Kunming, Yunnan, China	458,394	Production Plant of Phosphate Solutions	Owned on leased land
Plant	Lian Yungang, China	358,793	Industrial Products products	Owned on leased land
Headquarters	Shanghai, China	8,224	Company headquarters	Leased
Plant	Kunming, Yunnan, China	290,420	Phosphate Solutions products	Owned on leased land
Pumping station	Kunming, Yunnan, China	2,231	A pumping station for Phosphate Solutions	Owned on leased land
Peat Moor	Nutberry and Douglas Water, United Kingdom	17,760,451	Peat mine -Innovative Ag Solutions	Owned
Plant	Cleveland, United Kingdom	13,239,609	Polysulphate products (Potash segment)	Owned
Warehouse and loading facility	Cleveland, United Kingdom	2,357,296	Polysulphate products (Potash segment)	Leased
Peat Moor	Creca, United Kingdom	4,305,564	Peat mine - Innovative Ag Solutions	Owned

ICL Group Limited 106

Plant	Nutberry, United Kingdom	322,917	Innovative Ag Solutions products	Owned
Plant	Daventry, United Kingdom	81,539	Innovative Ag solutions products	Owned and leased
Plant	Terneuzen, the Netherlands	1,206,527	Industrial Products products	Owned
Plant & warehouse	Lawford Heath, Rugby	45,000	Innovative Ag solutions products	Leased
Plant	Heerlen, the Netherlands	481,802	Innovative Ag solutions products	Owned and leased
Plant	Amsterdam, the Netherlands	349,827	Phosphate Solutions products and logistics center	Owned on leased land
European Headquarters	Amsterdam, the Netherlands	59,055	European Company headquarters	Leased
Plant	Gallipolis Ferry, West Virginia, United States	1,742,400	Industrial Products products	Owned
Plant	Lawrence, Kansas, United States	179,689	Phosphate Solutions products	Owned
Plant	Carondelet, Missouri, United States	172,361	Phosphate Solutions products	Owned
Plant	North Charleston, South Carolina, United States	100,000	Innovative Ag solutions products	Leased
Plant	Summerville, South Carolina, United States	40,000	Innovative Ag solutions products	Leased
US headquarters	St. Louis, Missouri, United States	45,595	US Company headquarters	Leased
Plant	Ludwigshafen, Germany	2,534,319	Phosphate Solutions products and Infrastructure	Leased
Plant	Ladenburg, Germany	1,569,764	Phosphate Solutions products	Owned
Plant	Bitterfeld, Germany	514,031	Industrial Products products	Owned
Plant	Cajati, Brazil	413,959	Phosphate Solutions products	Owned
Plant	Sao Jose dos Campos, Brazil	Phosphate plant: 137,573 Blending plant: 80,729	Phosphate Solutions products	Owned on (free of charge) leased land
Plant	Belgium	128,693	Innovative Ag solutions products	Owned
Plant	Calais, France	546,290	Industrial Products products	Owned
Plant	Bandırma, Turkey	375,187	Phosphate Solutions products	Owned
Plant	Hartberg, Austria	692,937	Phosphate Solutions products	Owned
Plant	Heatherton, Australia	64,583	Phosphate Solutions products	Leased

ICL Group Limited 107

Mineral Extraction and Mining Operations

ICL’s mining activities are dependent on concessions, authorizations and permits granted by the governments of the countries in which the mines are located.

In consideration of the concessions, ICL pays royalties and taxes to the governments of Israel, China, UK and Spain. Below are the royalties amounts paid with respect to 2020, 2019 and 2018:

	Israel		Out of Israel	Total
Year Ended December 31,	$ millions	NIS millions	$ millions
2020	75	257	2	77
2019*	82	295	3	85
2018*	71	255	4	75

* In 2019 and 2018, the Company paid additional amounts of $20 million and $62 million, respectively, regarding royalties in Israel relating to prior periods. For further information regarding royalties, see Note 18 to our Audited Financial Statements.

Following is a description of the material properties from which ICL extracts minerals and conducts mining. For further information regarding the total cost of the Company’s property, plant and equipment and its intangible assets (including concession and mining rights) see Note 10 and Note 11, respectively, to our Audited Financial Statements.

The Dead Sea

The concentration of the minerals extracted from the Dead Sea (including potash and bromide), constituting the raw materials for production, is on the rise due to the hydrological deficit the Dead Sea has been experiencing during the past 40 years.

ICL’s extraction of minerals from the Dead Sea begins with an evaporation process facilitated by the hot and dry desert climate of the Dead Sea region, which is the lowest point on the earth’s surface. Due to the hydrological deficit, the sea is declining at the rate of over 1 meter per year and is now about 435 meters below sea level. As a result of the said decline, the Dead Sea is divided into two parts: the natural Northern Basin, and the Southern Basin on the basis of which dams were installed and artificial evaporation ponds were constructed.

The production process begins with the pumping of brine from the Northern Basin into the evaporation ponds in the Southern Basin (a distance of about 12 kilometers) via the Company’s pumping stations. In 2020, ICL pumped approximately 455 million cubic meters of water from the Northern Basin into the evaporation ponds, of this quantity, approximately 295 million cubic meters of brine were rechanneled into the Northern Basin of the Dead Sea at the end of the process. In 2020, the Company produced from the Dead Sea approximately 3.96 million tonnes of potash, 173 thousand tonnes of bromine, 18.5 thousand tonnes of metal magnesium, 125 thousand tonnes of salt and 110 thousand tonnes of solid magnesium chloride.

Due to the constant decline in water level (annual average of 1.1 meters which has been recorded in recent years), once every few years, we are required to resituate the pumping station drawing water from the northern basin. The end of life of the present pumping station P‑88 is expected in the beginning of 2022. As a result, in 2017, DSW signed agreements with several execution and infrastructure companies, for construction of a new pumping station (hereinafter - the P-9 Pumping Station), for a total amount of $180 million (out of the total project cost of about $220 million). In early 2020, due to the COVID-19 pandemic, the pumps supplier issued a "Force Majeure" notice resulting in a delay of the pumping station’s completion, which was expected in the first half of 2021. In November 2020, an expert on behalf of the supplier arrived at site and the Company started assembling the pumps. The P-9 pumping station is expected to start commissioning in the first quarter of 2021 and to commence operation during the second half of 2021.

ICL Group Limited 108

Nevertheless, the Company expects no impact on its operations due to the current sea water level, which will allow the continued operation of our existing pumping station (P‑88) until the beginning of 2022. For further information regarding the P‑9 Pumping Station, see Note 18 to our Audited Financial Statements.

In March 2020, the Water Authority granted the Company a production license for 2020 that includes provisions which are not significantly different from the Water Authority's directive, under which the Company operated. In accordance with the Water Authority's directives, the Company will operate according to this license until the date the new production license for 2021 will be received, which is expected by June 2021. As part of the production license renewal process, the Company is holding discussions with the Water Authority in order to settle the existing disputes, among other things, relating to the possibility of changing the definition of Dead Sea Works from "Supplier-Producer" to "Consumer-Producer".

The evaporation ponds extend over an area of approximately 150 square kilometers and are divided into two sub‑systems – an array of ponds for precipitating salt (mineral waste from the production process), and a series of ponds for precipitating carnallite (the target mineral constituting a raw material for production of potash).

The salt pond known as Pond 5 is the largest pond in the series of ponds, having an area of approximately 80 square kilometers. Pond 5 was built during the 1960s by construction of a large dam, where in the center of the dyke surrounding it a partition (separation clay core) was installed for sealing and prevention of potential leakage of solutions. This dam demarks the Southern basin of the Dead Sea on the Israeli side and allowed the continued existence of the Southern Basin due to the system of pumping stations and flowing channels that are operated as part of the industrial operational system of the evaporation ponds. In order to continue and operate Pond 5, the dyke was raised several times during the last 50 years. In 2013, ICL Dead Sea completed the cut off project that aimed to minimize the seepage from the Northern pond. As part of the project sheet piles were inserted up to the depth of 33 meters to the ground along the length of 18.6 km. The evaporation processes give rise to concentration of the brines and the sinking of the salt to the floor of the pond. The remaining brines are rich in potash, magnesium and bromide. These brines are pumped into the systems of other ponds, and as a result of the continued evaporation, the "Carnallite" precipitates. Carnallite is the raw material used for production of potash, metal magnesium and chlorine. The Carnallite is harvested by floating barges and is sent, as slurry, to our production plants. The brine from the end of the Carnallite ponds is used as a raw material in the production of bromine and magnesium chloride.

The rise of the water level of Pond 5 -

The minerals from the Dead Sea are extracted by way of solar evaporation, whereby salt precipitates onto the bed of Pond 5 (hereinafter – the Pond), located in one of the sites of Dead Sea Works (hereinafter – DSW). The precipitated salt creates a layer on the Pond bed with a volume of approximately 16 million cubic meters per year. The process of production of the raw material requires that a fixed brine volume is preserved in the Pond. Failure to maintain a constant volume of solutions in the Pond would result in a reduction in production capacity. To this end, up to the end of 2021, the raising of the solutions' level of the Pond will continue according to the rate at which the pond floor rises, while performing the salt harvest, initiated in the fourth quarter of 2020. The solutions' level maximum height (15.1) is expected to be reached by the end of 2021. From 2022 onwards, the solutions' volume in the Pond will be preserved only by way of harvesting the salt.

ICL Group Limited 109

Raising the water level of the Pond above a certain level may cause structural damage to the foundations and the hotel buildings situated close to the water’s edge, to the settlement of Neve Zohar and to other infrastructure located along the western shoreline of the Pond. Up to the end of 2020, in order to ensure that the Pond water level does not exceed the maximum height (15.1), the Government of Israel, through the Dead Sea Preservation Government Company Ltd., implemented a project for construction of coastline defenses, together with DSW (who financed 39.5% of the project's cost), as part of which the dyke along the western beachfront of the Pond, across from the hotels, is raised, together with a system for lowering subterranean water.

The construction work with respect to the hotels' coastlines is complete and at present, the Dead Sea Preservation Government Company Ltd. is carrying out elevation work in the intermediate area between the two hotel complexes. The Pond level will be maintained as part of the permanent solution (the salt harvesting project) described below, which should provide a defense until the end of the current concession period in 2030.

In order to provide a permanent solution for rising of the water level in the Pond, the Salt Harvesting Project was established. The project provides a solution in the form of harvesting of the salt from this pond and transferring it to the Northern Basin of the Dead Sea, and as a result, stabilizing of the water therein at a fixed level.

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

The Company will bear 80% and the state of Israel will bear 20% of the cost of the Salt Harvesting Project. However, the State's share will not exceed NIS 1.4 billion.

In 2017, DSW signed an agreement, the cost of which for ICL is $280 million, for the execution of the first stage of the Salt Harvesting Project, with a contracting Company, Holland Shallow Seas Dredging Ltd., which includes, among other things, the construction of a special dredger that is designed to execute the salt harvesting.

The engineering and operational preparations and the extensive infrastructure works that have been underway during the past few years was completed. Operations commenced in December 2020.

For further information regarding the coastline defenses and the Salt Harvesting Project, see Note 18 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors— The accumulation of salt at the bottom of the salt Pond 5, the central evaporation pond in our solar evaporation pond system used to extract minerals from the Dead Sea, requires the water level of the pond to be constantly raised in order to maintain the production capacity of extracted minerals”.

ICL Group Limited 110

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

Additional effect of the decline of the Dead Sea level is the erosion of Arava stream, which flows along the international border between Israel and Jordan. This erosion could endanger the stability of the eastern dykes in the future in the array of salt and carnallite ponds. The Company is endeavoring to analyze the matter and to find solutions for preventing or retarding this occurrence in the long term. The Company is carrying on ongoing monitoring and acting on site in order to protect the dykes. As part of these efforts, a research was commenced, which is designed to gather information for the detailed planning of a project to prevent the continued erosion of the stream. The research phase was completed during 2020. Prior to commencing the project, obtaining permits from the authorities is required, due to its engineering complexity, proximity to the border, soil instability and environmental sensitivity of the entire area. Insofar as it is decided to commence with the project, the Company estimates that its completion is likely to take several years.

For further information, see “Item 3 - Key Information— D. Risk Factors— The receding water level in the Northern Basin of the Dead Sea, may require capital and/or operational expenses in order to enable the continuation of the Company's operations in the Dead Sea”.

The Company has been operating, since 2018, a new cogeneration power station in Sodom, Israel. The new power station supplies electricity and steam required to support the production of ICL's plants at the Sodom site and sells its surplus electricity to other ICL companies and external customers via the national grid in Israel. The new power station has a capacity of about 330 tonnes of steam per hour and about 230 MWh. The Company operates the new power station concurrently with the former power station, which will continue operating on a limited basis as "hot back‑up". Due to its full natural gas operation, high efficiency and advanced pollution reduction technologies, the new plant also allows for significant reductions in direct air emissions and is expected to reduce ICL's greenhouse gas emissions. For further information regarding the new power station and the settlement agreement with Abengoa, the former contractor of the new power station, see Note 18 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors— Our operations could be adversely affected by price increases or shortages with respect to water, energy and our principal raw materials, as well as by increases in transportation costs”.

ICL Group Limited 111

The Negev Desert

ICL currently operates large surface phosphate mining sites at Oron and Rotem, which are located at the southern part of the State of Israel in the Negev region. Zin mining activity was discontinued in 2020.

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

The method of mining in the Negev is by the conventional open pit method, using drilling and blasting, hydraulic excavators and rigid dump trucks or dozers with rippers for overburden removal and front-end loaders and trucks for mining phosphate. Each mine site has varying numbers and thicknesses of over‑burden, inter‑burden and phosphate rock layers, so that the size of the mining equipment is conformed to the mining sites and the operating requirements. In all the mines, stripping of the waste material and mining of the phosphate are performed by entirely conventional methods. The Company is committed to continuing the restoration work, as it has been so far, in all its mines.

Phosphate rock from the Rotem mine is transported by truck to a nearby beneficiation plant at Mishor Rotem. In addition, on this site, ICL operate two sulphuric acid plants, three green phosphoric acid plants, a white phosphoric acid plant, three superphosphate plants, two granular fertilizer plants, MKP plant and an oil shale burning plant for production of electricity and steam. ICL also has beneficiation plants at both Oron and Zin (which discontinued its operation in 2020). The product of the process is a high‑grade, multi‑purpose phosphate product, and from 2021, all production will be used to produce phosphoric acid and fertilizers.

The plant at Mishor Rotem is powered primarily by electricity generated by the Company at its sulphuric acid plants and by oil shale that the Company mines at Mishor Rotem. Any surplus power is sold to Israel Electric Company. All the power utilized by the Oron and Zin beneficiation plants is purchased from the national grid in Israel.

For further information and description of certain risks relating to our mining operation at the Negev Desert, see Note 18 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors”, respectively.

ICL Group Limited 112

The following table sets forth the amount of our total mine production of raw ore at the Company’s mines in the Negev (and the relevant grade) supplied to our beneficiation plants, for the three years ended December 31, 2020, 2019 and 2018:

Year Ended December 31,
2020	2019	2018
Millions of tonnes produced	6	7	8
Grade (%P2O5 before/after beneficiation)	26/32	26/32	26/32

The following table sets forth the approximate amounts of product produced after processing by our operations in the Negev Desert, for the three years ended December 31, 2020, 2019 and 2018:

Year Ended December 31,
2020	2019	2018
thousands of tonnes	thousands of tonnes	thousands of tonnes
Phosphate Rock	3,090	2,807	3,550
Green Phosphoric Acid	544	567	560
Fertilizers	920	1,033	988
White Phosphoric Acid	171	134	162
Specialty Fertilizers	70	66	70

Spain

The Company's potash mining operations in Spain are carried out by ICL Iberia (a wholly‑owned subsidiary of the Company) and the marine transportation performed through Trafico de Mercancias (a wholly‑owned subsidiary of ICL Iberia). There are two underground potash mines that make up ICL Iberia’s complex: Cabanasses and Vilafruns. As part of the Company's strategic decision to concentrate its production at the Suria site (Cabanasses mine) and, accordingly, to discontinue the mining activities at the Sallent site (Vilafruns mine), at the end of the first half of 2020, the Company accelerated ICL Iberia's site consolidation process, which was originally scheduled for 2021. In this framework, the Potash production at the Sallent site was discontinued as of June 2020. As a result, the Company operates only at the Cabanasses mine, which is located in the town of Suria, approximately 12 kilometers north of the district capital of Manresa in the Cardener river valley. The Vilafruns mine, which currently is inactive, is located near the town of Balsareny, approximately 13 km east of Suria, in the Llobregat river valley. The previously defined Suria mine is being closed.

Potash in Suria was first discovered in 1912 and its commercial development began in 1920. ICL purchased its three Spanish mines in 1998. Potash of late Eocene age occurs in the northeast corner of the Ebro Evaporite Basin which lies along the southern flank of the Pyrenees. Sylvinite and Carnallite are found towards the top of the Cardona Halite at varying depths as a result of deformations associated with the Pyrenean fold and thrust belt.

The Cabanasses mine is located in the province of Barcelona and is approximately 730 to 1000 meters below ground. The mine has two access points and the mining is by a modified room and pillar method. The mine site is served by roads/railways and is near major highways.

ICL Group Limited 113

Extraction of potash from underground mines in Spain is carried out by mining sylvinite (a mixture of potash and salt found in varying potash concentrations). The potash is separated from the salt at the production plants near the mine.

Up to June 2020, the Company operated two mineral processing plants – one in Suria and one in Sallent. Currently, the Sallent mineral processing plant is closed. The mineral processing includes crushing, grinding, desliming, froth flotation, drying and compacting. In the Suria plant there is a process for crystallization of vacuum salt and pure potash. The power utilized by our Spanish mining operations is purchased from third‑party electric companies.

ICL owns all the lands on which the Spanish surface facilities are located. The Spanish government owns all the underground mining rights and has granted ICL concessions to conduct mining operations under the land. See “Item 4 - Information on the Company— D. Property, Plant and Equipment— Concessions and Mining Rights” and Note 18 to our Audited Financial Statements.

According to the said consolidation plan, the annual production capacity of potash in Spain is expected to be about 1 million tonnes in 2021 and to reach a level of up to about 1.3 million tonnes in the future, after completion of additional necessary adjustments at the production facilities.

The following table sets forth, the quantities and grades of the potash ore extracted from the mines and processed in the plants in Spain, for the three years ended December 31, 2020, 2019 and 2018:

Year Ended December 31,
2020*	2019	2018
Sallent
Ore processed (in millions of tonnes)	1	1	2
Grade (% KCl)	22%	23%	23%
Suria
Ore processed (in millions of tonnes)	2	3	2
Grade (% KCl)	25%	24%	25%
Total
Ore processed (in millions of tonnes)	3	4	4

   * Potash was extracted until the end of the second quarter of 2020.

ICL Group Limited 114

United Kingdom

ICL’s mining operations in the United Kingdom are conducted by its wholly owned subsidiary, ICL Boulby. ICL’s mine processing and manufacturing plant are located approximately 340 kilometers north of London and approximately 40 kilometers east of Middlesbrough, England in the North York Moors National Park.

ICL’s mining operations in the United Kingdom are mainly conducted under the North Sea at a depth of about 1,400 meters below the surface. The operations are currently conducted as far as 8 kilometers offshore subject to mining leases and mineral extraction licenses described below, while the mined mineral processing operations are mainly being done on the surface on land owned by ICL. See “Item 4 - Information on the Company— D. Property, Plant and Equipment— Concessions and Mining Rights”.

ICL’s Boulby mining operations are situated close to the western limits of polyhalite, potash and salt deposition in the Zechstein Basin extending inland in the United Kingdom and below the North Sea into Germany. The polyhalite seam is of the Permian Evaporite Series and is overlain by some 800 meters to 1,300 meters of younger sedimentary rocks. The polyhalite seam averages 4 meters in mineable thickness but varies from zero to more than 11 meters in thickness. The access into the polyhalite bed established in 2010 from one of its main salt roadways. As described below, Polysulphate® production at ICL has increased in recent years and is now the focus of mining activities at ICL Boulby as it ceased potash production in 2018 due to fully depleted reserves.

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

The processing plant for Polysulphate® uses simple crushing and screening processes to produce standard and granular products in approximately 50:50 ratio. Research is currently underway regarding methods to further enhance the standard products through compaction, granulation, blending and micronutrient addition which, in combination, is anticipated to deliver high value new fertilizer products into the market. In addition, the former potash processing plant was modified in the second quarter of 2018, and sections of the drying and compacting circuit were adjusted for the production of PotashpluS, a compacted blend of Potash Standard (SMOP) and Poly Standard.

The Company ceased extracting potash at its ICL Boulby mine at the end of the second quarter of 2018, due to fully depleted reserves and shifted to the production of Polysulphate®. In 2018, we extracted 1 million tonnes of potash ore at a grade of 35% (KCI) and 9% insoluble.

ICL Group Limited 115

The following table sets forth, the quantities of the polyhalite ore extracted from the mine in the United Kingdom, for the three years ended December 31, 2020, 2019 and 2018:

Year Ended December 31,
2020	2019	2018
Polyhalite Ore (millions of tonnes)	0.7	0.6	0.4

ICL is acting to expand the Polysulphate® market by means of, among other things, development of a wide range of innovative Polysulphate®-based products. In 2020, ICL produced about 709 thousand tonnes of Polysulphate®.

China

YPH JV, a joint venture with Yunnan Phosphate Chemicals Group Corporation Ltd. (“YTH”), operates an open-pit mining site named Haikou (the "Haikou mine") that is located alongside the Haikou Town, in the Xishan district, proximate to the city of Kunming. YPH JV holds two phosphate mining licenses that were issued in July 2015, by the Division of Land and Resources of the Yunnan district in China: (1) a mining license for the Haikou Mine in which the Company runs its operations and which is valid up to January 2043, and (2) a mining license for the Baitacun Mine, which expired in November 2018.The Baitacun is located several kilometers from the Haikou mine, wherein the mining activities have not yet commenced. In order to preserve the rights for the Baitacun mining license and facilitate its renewal in 2021, the Company paid an advance in an immaterial amount. The Company is examining the feasibility of renewing the Baitacun concession, and will base its decision, among other things, on the phosphate reserves soil survey results and on the understanding to be achieved with the authorities.

The access to Haikou mine is by means of a network of roads, as well as an accessible rail network that links to the state rail lines. Considering the current operations at the Haikou mine, the average production capacity of YPH JV is approximately 2.2 million tonnes per year.

The Haikou mine has been in operation since 1966 and the concession area is spread over 9.6 square kilometers.

The Haikou mine is divided into four areas. The phosphate sources in areas 1 and 2 have been almost fully depleted. The mining in area 3 began in 2015 and the mining activities in area 4 started at the end of 2017.

The phosphate deposits at both mines are part of an extensive marine sedimentary basin in which the phosphate is situated in two layers – an upper layer and a lower layer. The thickness of the upper layer varies from 2.5 to 11 meters and is about 7.6 meters on average, whereas the thickness of the lower layer varies from 2 to 9 meters and is about 6.1 meters on average. The mining is executed based on layers and quality thereof. Each layer has 3 quality categories: Grade I (highest grade) > 30% P2O5, Grade II- 24%-30% P2O5 and Grade III- 15%-24% P2O5. Structurally, the Haikou mine is moderately complex, which requires precision mining that is accomplished through use of relatively small mining tools. The phosphate is covered by hard rock layers that require blasting, except for the upper ground level, which is removed and used for reclamation of the mined areas. The phosphate layers are also partially hard and require blasting.

The phosphate is low organic type, and as such it is suitable for phosphoric acid production.

The mining in the Haikou Mine is via open mining using conventional methods by means of drilling and blasting, hydraulic excavators, mining trucks and tractors for mining phosphates.

ICL Group Limited 116

In the first stage: mining of the upper ground level is being stripped and stored or spread out over mined areas for purposes of reclamation. In the second stage: drilling, blasting and stripping of the upper overburden level is executed. In the third stage: mining of the phosphate is performed by drilling and blasting of every layer separately (between which an interburden layer exists having a thickness of 11 meters, which is also drilled, blasted and stripped) and the phosphate is then loaded on truck and being transported to the beneficiation plants.

Based on the patches' appearance of the medium and high-grade phosphate, the mining is performed through use of small mining tools, trucks with a capacity of 40 tonnes and excavators having a bucket capacity of 3 to 6 cubic meters.

Close to the Haikou mine, there are two beneficiation plants: flotation and scrubbing. These facilities are accessible by roads, and the scrubbing plant is accessible by roads and train. The output of these facilities is designated for the production plants of acids and fertilizers, located several kilometers from the Haikou mine, which include four sulphuric acid factories, three green phosphoric acid factories, one factory for manufacture of technical grade white phosphoric acid, one factory for manufacture of food grade white phosphoric acid and an additional six fertilizer factories. These factories are powered by electricity generated from the sulphuric acid production process as well as from the national power network. These facilities have been continuously developed and maintained for the last 40 years and are in a good condition. The access to the production site is also by road and train.

The following table sets forth the amount of our total mine production of raw ore at the Haikou mine (and the relevant grade) supplied to our beneficiation plants, for the three years ended December 31, 2020, 2019 and 2018:

Year Ended December 31,
2020	2019	2018
Millions of tonnes produced	2.4	2.15	2.15
Grade (%P2O5 before/after beneficiation)	20.99/28.69	20.7/28.98	20.7/28.98

The following table sets forth the approximate amounts of product produced after processing by our operations at the Haikou mine, for the three years ended December 31, 2020, 2019 and 2018:

Year Ended December 31,
2020	2019	2018
thousands of tonnes	thousands of tonnes	thousands of tonnes
Phosphate Rock *	2,044	1,946	1,725
Green Phosphoric Acid	632	637	635
Fertilizers	584	516	584
White Phosphoric Acid (TG)	71	64	65
Specialty Fertilizers	55	46	48

*including Enriched & Grinding Rock

ICL Group Limited 117

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

In accordance with section 24 (a) of the Supplement to the Concession Law, it is stated, among other things, that at the end of the concession period all the tangible assets at the concession area will be transferred to the government, in exchange of their amortized replacement value – the value of the assets as if they are purchased as new at the end of the concession period, less their technical depreciation based on their maintenance condition and the unique characteristics of the Dead Sea area. Pursuant to section 24 (b) of the Supplement to the Concession Law, it is stated that capital investments made 10 years before the concession ends (i.e. April 2020) to the end of the concession period require a prior consent of the Government, unless they can be fully deducted for tax purposes before the end of the concession period. However, the Government's consent to any fundamental investment that may be necessary for the proper operation of the plant, will not be unreasonably delayed or suspended. In March 2020, a work procedure was signed between the Company and the Israeli Government for the purpose of implementing section 24(b). For further information see Note 18 to our Audited Financial Statements.

In consideration of the concession, DSW pays royalties and lease rentals to the Government of Israel and is subject to the Law for Taxation of Profits from Natural Resources, on top of the regular income tax.

For further information regarding ICL Dead Sea royalties, tax, rentals and other matters, see Notes 15 and 18 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors— Our minerals extraction operations are dependent on concessions, licenses and permits granted to us by the respective governments in the countries wherein they are located”.

Rotem Amfert Ltd. Concession ("Rotem Israel")

Rotem Israel has been mining phosphates in the Negev in Israel for more than sixty years. The mining is conducted in accordance with phosphate mining concessions, which are granted from time to time by the Minister of Energy under the Mines Ordinance, by the Supervisor of Mines in his Office (hereinafter – the Supervisor), as well as the mining authorizations issued by the Israel Lands Authority (hereinafter – the Authority). The concessions relate to quarries (phosphate rock), whereas the authorizations cover use of land as active mining areas.

Mining Concessions and Lease Agreements

Rotem has the following two mining concessions:

1.	Rotem Field (including the Hatrurim Field) – valid up to the end of 2021;

2.	Zafir Field (Oron‑Zin) – valid up to the end of 2021;

The Oron concession was first granted in 1952. The Zin concession was first granted in 1970 as part of the Oron concession and the joint concession was subsequently renamed Zafir. The Zafir concession (consisting of both the Oron and Zin sites) was renewed every 3 years, and in 1995 it was granted for 10 years and thereafter, in 2002, it was granted up to 2021. The Rotem concession was first granted in 1970 and, similar to the Zafir concession, it was granted in 1995 for 10 years and in 2002 it was granted up to 2021. In 2011, the Supervisor expanded the Rotem concession's area, by joining the Hatrurim site to the area of this concession. The matter was transferred to the Israel Lands Authority in order to treat the expansion of the permissible mining area to the Rotem field, in accordance with expansion of the concession area.

ICL Group Limited 118

During the fourth quarter of 2020, as part of the Company's actions to extend the validity of the said mining concessions and obtain the necessary approvals, positive recommendations were received from the Ministry of Energy, the Committee for Reducing Concentration and the Competition Authority, to extend the licenses for an additional period of three years. In December 2020, the Minister of Energy approached the Chairman of the Finance Committee in the Knesset requesting that the Committee grant final approval to the said extension.

Rotem has two lease agreements in effect until 2024 and 2041 and an additional lease agreement of the Oron plant, which the Company has been working to extend since 2017, by exercising the extension option provided in the agreement.

Mining Royalties

As part of the terms of the concessions in respect of mining of phosphate, Rotem is required to pay the State of Israel royalties based on a calculation as stipulated in the Israeli Mines Ordinance.

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

In 2016, the District Board for the Southern District approved a detailed site plan for mining phosphate in the Zin‑Oron area. This plan, which covers an area of about 350 square kilometers, will permit the continued mining of phosphate located in the Zin valley and in the Oron valley for a period of 25 years or up to exhaustion of the raw material – whichever occurs first, with the possibility for extension (under the authority of the District Planning Board).

In addition, the Company is working to promote the plan for mining phosphates at Barir field, which is located in the southern part of the South Zohar deposit in the Negev Desert.

Under the terms of the concessions and in order to continue to hold the concession rights, Rotem Israel is required to comply with additional reporting requirements, in addition to the payment of royalties.

ICL has long‑term leases covering all the land on which its Israeli facilities are located, and it operates under mining concessions and licenses granted to it by the Israeli Minister of Energy and by the ILA.

ICL Group Limited 119

For further information regarding Rotem Israel's royalties, tax, planning and building proceedings, leases and other matters, and for description of certain risks relating to Rotem Israel's concession, see Note 18 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors”, respectively.

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

United Kingdom

United Kingdom Mining Concession – ICL Boulby

The mining rights of a subsidiary in the United Kingdom (hereinafter – ICL Boulby), are based on approximately 114 mining leases and licenses for extracting various minerals, in addition to numerous easements and rights of way from private owners of land under which ICL Boulby operates, and mining rights under the North Sea granted by the British Crown (Crown Estates). The lease rights with the Crown Estates, include provisions to explore and exploit all targeted and known Polysulphate mineral resources of interest to ICL Boulby. The said mineral leases cover a total area of about 720 square kilometers (onshore leases totaling around 90 square kilometers and the offshore leases from the Crown Estates covering around 630 square kilometers). As at the date of this report, all the lease periods, licenses, easements and rights of way are effective, some up to 2022 and others up to 2038.

The Company is acting to renew the rights necessary for the mining operation which expire in 2022 or alternatively will seek to obtain ownership of these rights. The Company believes, it is more likely than not, that it will obtain renewal or ownership of all the needed rights.

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

ICL Group Limited 120

The current planning permit, relevant to mineral exploitation, processing and land usage, is valid up to 2023. Since the renewal of the permit involves long processes, the Company has submitted in 2020 an application for renewal of its planning permit for a further twenty-five years to the North York Moors National Park Authority.

United Kingdom Concession - Everris

A UK subsidiary which is a part of the Innovative Ag Solutions segment (hereinafter – Everris Limited), has peat mines in the UK (Creca, Nutberry and Douglas Water). Peat is used as a component to produce professional growing media. All sites are owned by Everris Limited. The current extraction permits are granted by the local authorities and are renewed after examining the renewal applications. The extraction permits are granted up to the end of 2024 for Nutberry and Douglas Water and 2037 for Creca.

China

YPH JV holds two phosphate mining licenses that were issued in July 2015, by the Division of Land and Resources of the Yunnan district in China: (1) a mining license for the Haikou Mine (hereinafter – Haikou) in which the Company runs its operations and which is valid up to January 2043, and (2) a mining license for the Baitacun Mine, which expired in November 2018. In order to preserve the rights for the Baitacun mining license and facilitate its renewal in 2021, the Company paid an advance in an immaterial amount. The Company is examining the feasibility of renewing the Baitacun concession, and will base its decision, among other things, on phosphate reserves soil survey results and on the understanding to be achieved with the authorities.

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

YPC has undertaken that YPH JV’s mining right in the Haikou mine will not be adversely affected by the above-mentioned arrangements. It was decided that YPH should conduct further communications with YPC and Lindu Company, for the purpose of protecting its legal rights and to urge the parties to reach a fair, just, and reasonable solution to this issue, as soon as possible. Considering the above, ICL did not include this area as part of YPH JV's reserves.

For further information regarding our concessions in China including royalties, mining licenses, rights and other matters, and for description of certain risks relating to our operations in China, see Note 18 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors”, respectively.

ICL Group Limited 121

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

In October 2018, the SEC adopted a final rule that will replace SEC Industry Guide 7 with new disclosure requirements that are more closely aligned with current industry and global regulatory practices and standards. Commencing with our annual report for the fiscal year ended December 31, 2021, we will comply with these new disclosure requirements. Upon implementation of the new methodology as part of the adoption of these new disclosure requirements, we will present information respecting resource and reserve estimates which may differ materially from the reserve estimates presented historically and in this Annual Report under the existing SEC rules.

Israel

The following table sets forth information regarding our estimates of our phosphate reserves in Israel as of December 31, 2020:

Category	White Phosphate	Low Organic Phosphate	High Organic Phosphate	Bituminous Phosphate	Recoverable Reserves	Average Grade
(millions of tonnes)						(%P2O5)
Rotem	Proven	-	9	-		9	26%
Zin	Proven	-	12	15	3	30	25%
Oron	Proven	10	3.5	-		13.5	23%
Total (Proven) (1)		10	25	15	3	53

(1)	Amounts may not add up due to rounding.

ICL Group Limited 122

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

The proven reserves above the cut‑off grade were obtained from the calculated on‑site resources considering the mining method, the rate of mining dilution, and in‑plant recovery, based on ICL Rotem’s historical data. In order to convert the resources into reserves, account is taken, separately, of the mining dilution rate, mining method and the geological conditions, including, historical yield data, and are based on the previous five years’ experience. The mining dilution rate in the Company's mines in Israel’s southern region is 2.5% and takes into account the continuity of the layers and the geological structure. The quantity and grade of the calculated reserves are those that are expected to be transferred to the processing plant and are subject to recovery indices in the utilization plant. The updated utilization in the plant varies between the sites as it consists of historical yield data, which is currently 45% for Oron, 46% for Rotem, and 40-46% for Zin. These differences in metallurgical recovery rates are due to differences in the beneficiation process at the different mines. Proven reserves have been explored by borehole intersections typically at 50 to 70 meters intervals. Each of the three plants at the mines has been developed over the past few decades for the optimum upgrading of the phosphate rock to concentrate ore containing typically 31% to 32% P2O5. The conversion ratio for most of the phosphate layers is 1.8 tonnes for every 1 cubic meter, where a conversion ratio of 2.0 tonnes per cubic meter is used for hard, calcareous beds. These factors are used on the basis of long experience and are considered to be reasonable.

ICL Group Limited 123

The Company continues to check the adaptation of various potential types of phosphate rock for the production of phosphoric acid and its downstream products as part of an effort to utilize and increase existing phosphate reserves. In 2021, the Company will further analyze additional types of phosphate including: R&D, pilots, plant testing activities and other economic feasibility assessments.

In calculating the cut‑off grade and reserves, an average of the previous three years’ market prices and operating costs was used as part of the calculations to ensure economic feasibility.

The three‑year average FOB Ashdod market prices used to calculate our reserves in the Negev as of December 31, 2020 are as follows: $646 per tonne P2O5 for green phosphoric acid, $1,322 per tonne for WPA, $1,210 per tonne for MKP, and $140 per tonne for GSSP.

In calculating the reserves, an average of the previous three years’ currency exchange rates was used to ensure economic feasibility. The three-year average currency conversation rates used to calculate our reserves in the Negev as at December 31, 2020 are as follows NIS 3.53 per $1.00, $1.15 per €1.00 and $1.30 per £1.00.

In 2019, additional areas in Rotem mine have been defined as low organic content, as well as reassessment of the overburden ratio in some areas in the mine. In addition, at Oron mine more precise mining was utilized. Potential area in Tamar field (part of Rotem mine) is being examined for suitable mining method that could result in future additions to the Company reserves.

Rotem mine:

The life of the mine at Rotem is approximately 4.5 years based on reserves of 9 million tonnes of low organic/low magnesium phosphate (given the current annual mining volume). The low‑organic, low-magnesium phosphates are suitable for phosphoric acid production. The annual average production (mining) rate for the low-organic/low-magnesium phosphate at Rotem is 1.9 million tonnes per year.

Oron mine:

The life of the mine at Oron is approximately 3 years based on a reserve of 10 million tonnes and an average production of 2.8 million tonnes per year of white phosphate (given the current annual mining volume).

Zin mine:

In order to actively address global market volatility, the continuing trend of economic and business uncertainty and to mitigate the implications of the COVID-19 spread and its impact on the Segment's results, several efficiency initiatives and measures were initiated in 2020, which include, among other things, the discontinuation of the production and sale of the phosphate rock activity at Zin plant in 2020.

Currently, we are generating sufficient rock production from other mines and as such, we are not providing a life of the mine estimate for Zin. Nevertheless, Zin reserve can be used as part of the future raw materials for MGA production at Rotem Israel and for other downstream products.

The Company believes that it has all the government approvals and permits necessary for its reserves in Israel.

ICL Group Limited 124

Spain

The following table sets forth our estimated potash reserves for our Spanish mining operations as of December 31, 2020:

Mine	Reserve Category	Millions of tonnes	Average Grade (% KCl)
Cabanasses	Proven	28	26%
	Probable	60	27%
	Total Proven and Probable	88	27%
Vilafruns	Proven	-	0%
	Probable	-	0%
	Total Proven and Probable	-	0%
Total(1)	Proven and Probable	88	27%

(1) rounded amounts.

In determining these reserves, a cut‑off grade of potash ore containing 20% KCl was applied at the Cabanasses mine.

The parameters used in determining the cut‑off grade considered the geology (continuity, structure), mining method, mining dilution, plant utilization, technical feasibility, operating costs and historical and current product prices. The parameters employed in the calculation are as follows: a computerized geological block model using the drilling data from the underground drilling campaign is developed; the underground drilling works are carried out on the regular basis. The KCI grade is interpolated using inverse distance method (ID2). Zones that are potentially mineable are defined. Modifying Factors based on historic data for “Dilution”, “Stowing” and “Mining Recovery”, “cut-off grade”(20% KCl), etc. are applied. All this data is provided to the Mine Planning Dept. to define spatially the mine planning of access tunnels to all geological and mineable blocks and then mining fleet activity scheduling, to plan the Life-Of-Mine.

The cut‑off grade calculations come from historical yield data and ICL Iberia’s historical experience with mining, adequately calculated and modelled by its geologists, operation engineers and economists. The calculation takes the ore grade on‑site, converts it into extracted ore based on ICL Iberia’s mining method and estimates the plant yield depending on the grade. Further analysis by economic models determines the cut‑off grade figures currently in use.

The proven and probable reserves above the cut‑off grade were obtained taking into account the mining method, mining recovery, mining dilution, selective mining, geological conditions and in‑plant recovery, based on ICL Iberia’s historical data. The mining recovery and dilution factors, which are required in the conversion of resources to reserves take into account the particular mining method and the geological conditions in the mine, and consist of historical yield data based on 20 years of operations at the mines and the mining recovery ranges from approximately 25% to 60% by ICL Iberia’s “room and pillar” modified layout. The reserve quantity (in tonnes) and grade are quoted as those that are expected to be delivered to the treatment plant and are subject to metallurgical recovery factors. Metallurgical recovery factors consist of historical yield data and are based on the previous ten years’ experience and current recoveries are 87% KCl for the Suria plant (which is adjacent to the Cabanasses mine) The proven reserves have been determined from information from drillings, using  distances of 80 to 150 meter intervals, between sample points while probable reserves have been explored by boreholes at sample intervals of up to 1,300 meters. The final product is well over 95.5% KCl to avoid quality losses.

ICL Group Limited 125

In calculating the cut‑off grade and reserves, an average of the previous three years’ market prices and operating costs was used as part of the calculations to ensure economic feasibility. The three‑year average market price used to calculate our reserves for potash per tonne of product in Spain is €240 per tonne as of December 31, 2020.

In calculating the reserves, an average of the previous three years’ currency conversion rates was used as part of the calculations to ensure economic feasibility. The three-year average currency conversation rate used to calculate our reserves is €0.85 per dollar as of December 31, 2020.

The Suria plant treated ore mined from the Cabanasses mine for all of 2020 and ore from Vilafruns only up to the second quarter of 2020, As of December 31,2020, the Suria plant only treats ore from Cabanasses mine. The Suria plant has a current capacity to produce approximately 800 thousand tonnes per annum of potash, but it is expected to reach a capacity of 1 million tonnes by the end of the year 2021.

Following the closure of Vilafruns mine we carried out an extensive drilling campaign, which delineated additional mineral resources which were converted to Reserves by detailed mine engineering and planning.

The Company holds the relevant concessions and authorization necessaries to exploit our reserves in Spain.

United Kingdom

In the Company’s mine in the United Kingdom (ICL Boulby), we believe there are sizable resources for the purpose of continued production of Polysulphate®, the sale of which in commercial quantities began in 2012. In 2020, ICL produced about 709 thousand tonnes of Polysulphate® and sold about 543 thousand tonnes, for the total amount of about $95 million (including sales of Polysulphate® downstream products). The Company is tracking this initiative and will obtain and provide reserve information in accordance with the SEC Guide 7 rules when this product becomes significant for the Company’s top line sales. As at the date of this Annual Report, our Polysulphate® production at the ICL Boulby mine has generated about $95 million in sales and currently is not considered material to the Company’s operations or financial results. Accordingly, the Company has not presented reserve information for Polysulphate® at ICL Boulby.

The Company believes that it will obtain the renewal of all government's leases and licenses that are necessary for the reserves in the United Kingdom.

ICL Group Limited 126

China

Haikou mine has 51 million tonnes (after deduction of 5%: losses 3% and dilution 2%) of proven reserves of phosphate rock which located in 4 separated blocks (blocks 1-4). The annual average production capacity is around 2.2 million tonnes (in 2020 2.4 million tonnes were mined). The proven reserves are sufficient for almost 23 years at such rate. Another 4.2 million tonnes of phosphate is placed in several piles around the mine and this reserve will be fed to the flotation plant in the next few years.

The following table sets forth our estimated phosphate reserves at the Haikou Mine as of December 31, 2020:

Category	Low Organic Phosphate	Average Grade
	(millions of tonnes)	(% P2O5)
Block 1	Proven	2	21%
Block 2	Proven	5	21%
Block 3	Proven	28	22%
Block 4	Proven	16	22%
Total (Proven)		51

The average quality of the phosphate is around 21.4% P2O5, and is divided into 3 grades: Grade I (highest grade) > 30% P2O5, Grade II- 24-30% P2O5 and Grade III- 15-24% P2O5. Around 20% of the phosphate has >27% P2O5 and is usually beneficiated in the scrubbing facility or in the flotation plant or in the grinding facility.

In determining these reserves, a cut-off grade of 15% P2O5 was applied in accordance with the flotation ability to produce usable concentrate rock (28.5% P2O5), which is the average quality required to produce phosphoric acid in the Yunnan region. In practice, the Haikou mine is able to process and use all the phosphate that exists in the deposit. The phosphate layers’ borders are physically well defined, also has very low P2O5 content (usually around 5%), and the mining process does not leave any unmined phosphate behind.

The three-year average market prices used to calculate our reserves at the Haikou mine as of December 31, 2020 are as follows: $394 per tonne for green phosphoric acid (MGA), $749 per tonne for white phosphoric acid (WPA), $981 per tonne for MKP, $208 per tonne for GTSP, $278 per tonne for NPS, $239 per tonne for MAP 55% and $538 per tonne for MAP 73%.

In calculating the reserves, an average of the previous three years’ currency exchange rates was used to ensure economic feasibility. The three-year average currency conversation rates used to calculate our reserves as at December 31, 2020 are as follows: 6.81 RMB per $1.00.

The life of the mine at Haikou is approximately 23 years, based on reserves of 51 million tonnes (given the annual average production (mining) capacity of around 2.2 million tonnes); The phosphate from Haikou mine is suitable for phosphoric acid production.

Based on the Company's knowledge, we have all government's approvals and permits that are necessary for our reserves in China.

ICL Group Limited 127

Logistics

Israel

The potash produced at ICL’s Dead Sea facilities is transported by means of a conveyor belt that was built over 18 kilometers to the railhead located at Tzefa in Mishor Rotem, and from there the output is transported to the Ashdod port and by truck, mainly to the Eilat port. Metal magnesium is transported by means of containers that are loaded on trucks from the Company's site in Sodom to the railhead at the Tzefa site. Thereafter, the Company transports the containers to the Haifa/Ashdod ports by means of train.

Most of ICL’s products, whether in solid or liquid state, are transported in bulk from Rotem, Oron and Zin by road and rail to either the Ashdod port or by road to the Eilat port. From Eilat, ICL’s products are transported by ship to markets in the Far East, and from Ashdod, they are transported by ship to Europe and South America.

Within the Rotem site, there is a rail loading facility that typically loads up to 30 wagons for each delivery. Approximately 1.7 million tonnes of products per year are transported by rail from the Rotem and Zin to Ashdod. About 130 thousand tonnes of products are transported by road from Rotem and Zin to the port of Eilat.

ICL Tovala is responsible for transporting phosphate rock from the Oron and Zin processing facilities in road‑going rigid trucks and trailers. Each trailer has a payload of 40 tonnes. Approximately 350 thousand tonnes are transported from Zin to Rotem for further processing, and about 850 thousand tonnes are transported from the Oron mine by truck for additional processing.

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

ICL Group Limited 128

Spain

ICL Iberia transports the excavated ore from the mines to the production plants and the final products, potash and salt, from the plant and the mines to its customers by trucks to the local market, and to the port to the overseas markets.

The excavated Ore is taken by 25-tonne road haulage trucks from Cabanasses mine to Suria plant. The Ore excavated in the Vilafruns mine, before the cessation of production in mid 2020, was transported a conveyor belt from the mine to both Suria & Sallent plants. The final product was transferred directly to the customer by truck or train through the port.

A designated railway line is used for the transport of potash from the mines to the Barcelona port. Most of ICL Iberia's shipments are made via a terminal it owns at the port of Barcelona (Trafico de Mercancias – Tramer). ICL Iberia owns and maintains approximately 1.5 kilometers of standard gauge railway at Suria plant that connect to the regional rail network. Until now, up to three trains leave on a daily basis with a total payload capacity of 800 tonnes, spread out over about 21 freight cars. During 2019, ICL Iberia signed, a new freight rail transport agreement with FGC (Ferrocarrils Generalitat de Catalunya) which is expected to increase the capacity of the rail transport. In the coming years, it is expected to increase to 24 freight cars, 1,000 tonnes and up to seven daily trains. The rail route for potash transport from Suria to the terminal in the port of Barcelona includes a rail route of about 80 kilometers. The production site (Suria) has one rail load out system for the rail to port transport systems. The train traction engine and part of the bulk freight car rolling stock is operated by the owner and operator FGC (Ferrocarrils de la Generalitat de Catalunya).

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

As part of the plan for increasing ICL Iberia's production capacity, an upgrade is being made to the logistical infrastructure at the Suria Site and in the Cabanasses mine (entrance ramps into the mine), the factories and the Company's berth in the Barcelona port, in such a manner that will permit production, transport and export of about 2.3 million tonnes of potash and salt per year.

The new facilities at the port of Barcelona are managed by ICL Iberia’s subsidiary Tramer and comprise an area of 866,407 square feet divided into three zones.

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

ICL Group Limited 129

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

China

YPH JV holds the Haikou mine, several factories for production of various types of fertilizers located close to the Haikou mine and two plants for production of downstream products – one located close to the Haikou mine and the fertilizers factory and the other in proximity to the Kunming airport.

Most of the transported raw materials from the Haikou mine to the acid factories is executed via pipeline (slurry), whereas a small part of the raw rock is transported by trucks.

Most of the outputs are sold to the local market in North China and are transported from the fertilizers' factory directly to the customers, by train or marine shipment, mainly from two exit ports (Beihai and Fangchengang), while a small part of the output sold is transported to customers in the Yunnan region. The mentioned ports are also used for importing sulphur, in the amount of 600 thousand tonnes per year.

Item 4A – UNRESOLVED STAFF COMMENTS

Not Applicable.

ICL Group Limited 130

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

The following table sets forth the total Government Takes (GT) the Company had paid to the State of Israel in 2020, 2019 and 2018:

Year Ended December 31,	$ millions	NIS millions
2020	346	1,192
2019	425	1,514
2018	416	1,495

The Government Takes include, among others, payments relating to taxes, royalties, leases, dividend withholding tax, payroll taxes and social security.

In 2020 and 2019, approximately 5% of our revenue derived from Israeli sales and approximately 48% and 47%, respectively, of our sales revenue was derived from production activities taking place outside Israel. There is no single customer on which we are materially dependent, or that accounted for more than 10% of the Company’s total sales revenue in 2020.

Trends affecting our operating expenses

Energy expenses accounted for approximately 7% and 8% of our total operating costs in 2020 and 2019, respectively, a year-over-year decrease of approximately 7%. Electricity expenses in 2020 and 2019 amounted to $113 million and $126 million, respectively, comprising 36% and 37%, respectively, of the total energy expenses. Natural gas expenses in 2020 and 2019 amounted to $139 million and $147 million, respectively, comprising 44% and 43%, respectively, of the total energy expenses. Oil and oil products expenses in 2020 and 2019 amounted to $15 million and $19 million, respectively, comprising 5% and 6%, respectively, of the total energy expenses.

ICL is one of the largest natural gas consumers in Israel and has been undertaking a strategic transition to increasingly use natural gas to power its largest production plants in Israel. This transition of ICL’s facilities has significantly reduced emissions of air pollutants in the area surrounding ICL facilities, improved the quality of the output, reduced maintenance expenses and has led to a significant monetary savings due to the transition from the use of more expensive fuels. For further information, including details of the specific natural gas purchasing agreements undertaken by the Company, see Note 18 to our Audited Financial Statements and “Item 4 - Information on the Company— B. Business Overview—Regulatory and Environmental, Health and Safety Matters — Energy”.

ICL Group Limited 131

Marine transportation expenses in 2020 and 2019 were approximately 5% of our total operating costs, and amounted to approximately $213 million and $233 million, respectively. The decrease is primarily attributed in a decrease in marine transportation prices.

Our financial statements are presented in U.S. dollars. Most of our sales are in U.S. dollars, even though a portion of our sales is in other currencies, mainly euros. Part of our operating expenses in Israel are denominated in NIS and, consequently, devaluation of the average NIS exchange rate against the U.S. dollar has a positive impact on our profitability, while appreciation has the opposite effect. Devaluation of the average exchange rate of the euro against the U.S. dollar has a negative impact on our profitability, while appreciation has the opposite impact. On the other hand, devaluation of the euro against the U.S. dollar improves the competitive ability of our subsidiaries whose functional currency is the euro, compared with competitors whose functional currency is the U.S. dollar. In 2020, the Company's operational results were negatively impacted mainly by the upward revaluation of the shekel against the dollar during the year, partly offset by the upward revaluation of the euro against the dollar and the devaluation of the Brazilian real against the dollar. For further information, see “Item 5 – Operating and Financial Review and Prospects— A. Operating Results— Results of Operations”.

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

Trends Affecting our segments

In addition to the trends described below, during 2020, the COVID-19 pandemic has been affecting the Company's businesses.

In March 2020, the World Health Organization declared the coronavirus (COVID-19) a pandemic and recommended containment and mitigation measures worldwide. Since then, the pandemic has continued to spread across the globe at varying rates and has introduced significant business and economic uncertainty and volatility to global markets. Accordingly, there has been a significant decline in global economic activity, partially due to preventative ongoing measures taken by various governmental organizations around the world.

Given these conditions, we have continued to take measures to ensure the health and safety of our employees in all of our facilities and offices, our suppliers, our business partners and the communities in which we operate, to maintain the level of operations throughout our various facilities around the world, and to minimize the potential impact on our business. Such measures include, among others, modification of work methods to allow required social distancing, such as reduction of the number of employees in each shift, working in smaller groups ("capsules"), providing hygiene materials and protective equipment, and monitoring COVID-19 infection rates among our employees. In addition, we have modified some of our work practices to enable our employees to accomplish critical tasks in new ways, leveraging innovation and prioritizing resources. We have implemented communication technologies to maintain work routines, enabling our employees to engage with each other, as well as with our business partners, through digital platforms and other remote access tools.

ICL Group Limited 132

During 2020, most of the Company’s manufacturing facilities in Israel and around the world continued to operate undisturbed and have been deemed to be essential businesses by most of the relevant local government authorities. In Israel, facilities continued to operate at full production levels, with ICL Dead Sea achieving an annual record level of potash production despite operational challenges presented by COVID-19. This followed the upgrade of these facilities in the fourth quarter of 2019 and was despite the challenges related to the COVID-19 pandemic, which we are continuously and proactively working to overcome. In order to comply with the local authorities' guidelines and to ensure the well-being of our employees, at the end of March 2020, the Company's potash mining operations in Spain were temporarily halted for approximately three weeks, and the Company's Polysulphate® mining activities in the UK were also curtailed. In the UK, the Company has gradually ramped production back up and normal rates have been maintained since the end of the second quarter. In Spain, production in the Suria site (Cabanasses mine) gradually ramped back up to normal capacity, while the Sallent potash site (Vilafruns mine) was closed as of June 2020, following the acceleration of the plan to consolidate ICL Iberia sites. In addition, some of our external contractors declared "Force Majeure", which led to a delay in few of our projects, including the construction of the new ramp in Spain and the P-9 pumping station in the Dead Sea. The financial impact due to the delays of these projects is not expected to be material to the Company's business. For further information, see “Item 4 - Information on the Company— B. Business Overview — Segment Information — Potash Segment”.

The emergence of the COVID-19 pandemic had a negative impact on the Company’s business performance in 2020, as revenues decreased, primarily due to lower demand for some of our Industrial Products segment products, such as clear brine fluids, as a result of a significant decline in oil prices and demand, and certain flame retardants, due to lower activity in the automotive and electronics industries. In addition, our operating results were negatively impacted, primarily due to lower production in Europe and other operational costs related to the COVID-19 pandemic. Nevertheless, this impact was partly mitigated by efficiency initiatives and other measures initiated by the Company.

Toward the end of 2020, the Industrial Products segment had shown a recovery in most end markets (clear brine fluids unlikely to fully recover in 2021).

As the ultimate impact of the pandemic on the global economy still remains unclear, the Company anticipates  it will have a continuing impact on results for the next few quarters, including but not limited to, affecting revenues and operating income - due to the decline in global demand in the end markets for some products -  as well as health and safety restrictions and measures affecting operations.

As a result of uncertain environment brought about by the COVID-19 pandemic, we have taken actions to further enhance our financial profile and flexibility, including issuance of series G bonds in Israel, signing a COVID Corporate Financing Facility agreement (CCFF) with the Bank of England, signing a new securitization agreement with three international banks and extending series F bonds. As at December, 31 2020, the Company had approximately $1.4 billion in cash, deposits and unutilized credit facilities. Given our financial position, we expect to be able to maintain adequate liquidity, as we manage through the current challenging global economic environment. We believe our available liquidity including cash, deposits and unutilized credit facilities, and capital resources are adequate to fund our operations and that the pandemic is not expected to have an adverse effect on our ability to comply with our financial covenants. In addition, we continue to closely monitor our capital expenditures and the potential impacts of COVID-19 and will take further actions, as appropriate, in order to enhance our financial flexibility. For further information, please see “Item 5 – Operating and Financial Review and Prospects— B. Liquidity and Capital Resources”.

At this stage, the Company continues to respond to the evolving business environment, to adjust to the changing economy and to take the appropriate measures to further enhance operational efficiency, including implementing cross‑segment cost saving initiatives and maximizing its integrated business model, versatile production capabilities and worldwide logistics and marketing arrays. The Company is unable to accurately assess the full future impact of COVID‑19 on its operations, due to, among other factors, the heightened volatility in global markets, the uncertainty regarding the duration of the pandemic, the extent of its impact on the markets in which the Company operates, and additional countermeasures that governments and central banks may take.

ICL Group Limited 133

Trends Affecting Industrial Products segment

The operations of ICL's Industrial Products are largely affected by the level of activity in the electronics, construction, automotive, oil drilling, furniture, pharmaceutical, agro, textile and water treatment markets. In 2020, about 45% of the worldwide use of bromine was for flame retardants, about 20% was for clear brine fluids and the rest was for intermediates, industrial uses, water treatment and other uses.

In 2020, ICL sold approximately 211 thousand tonnes of Bromine compounds (14% lower compared to 2019), 80 thousand tonnes of Phosphorus compounds (7% higher compared to 2019), 42 thousand tonnes of Magnesia and Calcium products (6% higher compared to 2019) and 321 thousand tonnes of Dead Sea Salts (11% lower compared to 2019).

The segment's business performance was negatively impacted by the COVID-19 pandemic, mainly in the second and third quarters of 2020, primarily due to lower demand for clear brine fluids, as a result of a significant decline in oil prices and demand, and certain flame retardants, due to lower industrial activities. Towards the end of the third quarter, a recovery in several industries, including electronics and building and construction, resulted in higher demand and sales volumes of certain flame retardants. In addition, towards the end of the year, the automotive industry began to show signs of recovery, while the oil and gas industry is not likely to recover in 2021.

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

2020 was characterized by mixed trends. In the first quarter the demand for bromine-based flame retardants (BFRs) were at the same level of the first quarter of 2019. In the second and third quarters the demand for printed circuit boards, electronic, automotive and textile decreased due to the COVID-19 pandemic. In the fourth quarter there was some recovery in the demand of these applications along with high demand in the building & construction industry which led to increase in ICL's sales of BFRs compared to the fourth quarter of 2019.

Demand for ICL's phosphorus‑based flame retardants in the first quarter was high due to closure of chemical plants in China as a result of the COVID-19 situation. In the second quarter the Chinese producers started to resume production along with lower demand for building & construction industry resulted in lower sales. Since the third quarter the demand recovered and supply constraints from Chinese producers led to increase in ICL's sales after the Chinese regulatory authorities requiring the shutdown and relocation of few production facilities located in density population areas.

ICL Group Limited 134

Elemental bromine:  After reaching record high price levels in the first half of 2019, elemental bromine prices in China moderately softened until mid-2020 but remained at a relatively high level. Since then, the bromine price in China increased and reached a new record due to higher resources taxes imposed by the Chinese government, relatively lower bromine production by several producers and favorable RMB/USD exchange rate. The production level of local Chinese manufacturers continued to decline, supported mainly by resource depletion. Prices in Europe and USA remained stable.

Clear brine fluids: The demand for clear brine fluids for the oil and gas drilling market, in the first quarter of 2020, was high due to shortage of material in the market. Since then, as the COVID-19 pandemic evolved, there was a sharp decline in the demand for oil & gas for transportation and industry, which led to sharp decline in drilling activities and resulted in a significant decrease in demand and sales of clear brine fluids.

Biocides: During 2020, we lost Fuzzicide business to competition in the paper application mainly in North America and faced reduction in the demand in Europe that had affected the business negatively. In the industrial brominated biocides we see minor reduction of the demand compared to 2019.

Inorganic bromides: The demand for mercury emission control in the US decreased due to low natural gas prices, new renewable sources, retirements of old coal power plants and lower electricity consumption due to the COVID-19 pandemic. The demand in the PTA market moderately decreased during the first half of 2020 due to the COVID-19 pandemic implications on privet consumption. During the second half of 2020 the demand has recovered. The demand for intermediates for other industries remained stable.

Phosphorus-based industrial compounds: lower demand for aviation sector and for fluids to power plants as they postpone their maintenance shutdown to 2021 due to the COVID-19 pandemic.

Magnesia and Calcium Products: The demand for magnesia and Calcium products showed an increase due to increased global demand for mineral supplements. On the other hand, we saw a slight reduction in demand for industrial applications due to COVID-19 pandemic.

Solid MgCl2: 2020 was characterized by a mild winter in the eastern parts of USA, which negatively impacted the sales of MgCl2 to deicing compared to last year.

Pure and packed KCl: There was a decrease in the sales for technical grade KCl for the oil drilling market which was partially offset by higher sales of a new product launched this year for animal feed with GMP+ certification. The demand for pure KCl remained stable, despite relatively high competition.

ICL Group Limited 135

Trends Affecting Potash Segment

During 2020, soybean, corn and wheat prices increased by 31.2%, 12.3% and 18.5% respectively, while rice price decreased by 3.5%. These price increases occurred during the COVID-19 pandemic, leading countries to have increased concerns regarding food security for their people, while in China this was boosted by a recovery from the African swine fever. Good agricultural fundamentals supported this, mainly in Brazil, expressed as high barter ratios, leading to a record high soybean export, but also in India and in the US. It should be noted that during the middle of this year rice prices jumped to their highest levels in the last twelve years following production reduction in some south Asian countries, leading them to ban its export.

WASDE report published by the USDA in February 2021 further support the above, while showing a decrease in the expected ratio of the global inventories of grains to annual consumption, to 29.3% for the 2020/21 agriculture year, compared to 30.4% for the 2019/20 agriculture year, and 30.6% for the 2018/19 agriculture year.

Global potash market - average prices and imports:

Average prices	2020	2019	VS 2019
Granular potash - Brazil	CFR spot ($ per tonne)	238	330	(28%)
Granular potash - Northwest Europe	CIF spot/contract (€ per tonne)	244	285	(14%)
Standard potash -Southeast Asia	CFR spot ($ per tonne)	245	294	(17%)

Potash imports
To Brazil	million tonnes	11.0	10.2	7.8%
To China	million tonnes	8.7	9.1	(4%)
To India	million tonnes	4.1	4.1	-

Sources: CRU (Fertilizer Week Historical Price: January 2021), FAI, Brazil and Chinese customs data.

On January 29, 2021 BPC announced an agreement for the sale of 800 thousand tonnes of potash in India at a price of $ 247 per tonne, $ 17 above the price concluded in the previous contract.

On February 10, 2021 BPC announced it reached an agreement with its customers in China, for a new potash supply contract at a price of $ 247 per tonne (CFR) for 2021, similar to the price agreed to in India. This price reflects a $27/t increase on the previous contract price of $220 cfr.

Following the announcement, several large producers expressed their disappointment, noting pricing does not reflect current market conditions in most global potash markets.

While potash prices in most spot markets remained stable to slightly up towards the end of 2020 on the regular end-of-the-season lower demand, the US market has been on a bullish run; after prices bottomed out in August 2020, they rallied in the second half of the year and opened 2021 at about $270-275 per tonne FOB NOLA. Prices continued to climb through January and February 2021 on limited supply – due to second half 2019 supply curtailment made by NA producers - and strong demand. Market sentiment remains bullish ahead of spring on expectations that improved farmer economics and attractive crop prices will further boost demand. Potash prices across the US continued their upward trend, reaching a level of $335-345 per tonne during mid-February, after North American producers raised offers in early February.

Magnesium global end market demand continued to show signs of recovery, following the negative impact of COVID-19 in previous quarters, mainly from the automotive sector, and improving demand from the aluminum packaging industry.

ICL Group Limited 136

Trends Affecting Phosphate Solutions Segment

Phosphate specialties sales amounted to $1,135 million in 2020 approximately 2% higher than 2019 mainly due to strong sales of dairy protein business, higher sales of food grade phosphates and purified phosphoric acid.

Sales of phosphate commodities amounted to $813 million in 2020, approximately 7% lower than 2019, mostly due to significantly lower market prices, which was partly offset by higher sales volumes. A significant year-over-year decrease in average selling prices of phosphate fertilizers, partly offset by lower raw materials costs and higher sales volumes, led to an operating loss of $51 million in 2020, compared to operating loss of $2 million in 2019.

Global phosphate specialties and commodities markets were not significantly disrupted during the full year of 2020, despite the logistical and operational restrictions imposed in certain countries due to the ongoing spread of the COVID-19 pandemic. ICL’s robust and diversified customer portfolio and the wide geographic reach of its phosphate specialties businesses - coupled with strong demand for food products - prevented a material impact from the pandemic on the segment's business performance.

Revenues of phosphate salts increased in 2020 compared to last year, mostly driven by food grade phosphates. Lower sales volumes of industrial salts in Europe and North America, were offset by higher sales volumes of food grade phosphates in Europe, South America and emerging markets, partly due to a COVID-19-related shift of sales from the food service to the retail sector. The decrease in sales of industrial salts, was the result of slowdowns in various key industries, mainly metal treatment and institutional cleaning, and was only partly offset by increased sales volumes to the dental hygiene industry in China.

Purified phosphoric acid (WPA) revenues increased year-over-year due to higher sales volumes in China to the metal treatment industry, as well as new demand from the EV battery market. Revenues in Europe also increased, mainly driven by higher demand and strong sales volumes to several key customers. Market prices for food grade WPA in Europe slightly decreased year-over-year, due to a competitive business environment. The new WPA plant in China continues to ramp-up and is scheduled to produce commercial purified acid toward the end of the first half of 2021.

Despite the negative impact of the COVID-19 pandemic on global dairy protein markets, the Company’s dairy protein revenues in 2020 significantly increased year-over-year, mainly due to strong sales from the new goat milk powders business and improved organic cow milk sales. ICL continues to focus on expanding its global leadership position in the organic cow and goat ingredients markets for high-end applications.

ICL is expanding its manufacturing capacity and R&D support capabilities for its ROVITARIS® alternative protein technology for the meat alternatives market. For this purpose, ICL invests approximately $18 million in a new production plant.

As part of the Company's strategy to divest low synergy businesses and non-core business activities, during the second quarter of 2020, ICL divested Hagesüd Interspice Gewürzwerke GmbH, a producer of premium spice blends, including related real-estate assets. For further information, see Note 8 to our Audited Financial Statements.

ICL Group Limited 137

Phosphate fertilizers prices continued their downward trajectory in the beginning of 2020, but gradually began to recover towards the end of the first half of the year, supported by strong demand and good weather conditions in India, as well as strong demand in Brazil. Prices of phosphate fertilizers began to sharply increase in the U.S., following Mosaic’s petition to the US International Trade Commission (ITC) on June 26, 2020 to impose countervailing duties on imports of Phosphate fertilizers from Morocco and Russia. On February 9, 2021 the U.S. Department of Commerce (DoC) announced its final determination, setting countervailing duties rates of 19.97%, 9.19% and 47.05% on phosphate fertilizers imports from OCP, PhosAgro and EuroChem, respectively. Final decision by the ITC is expected by March 25, 2021. If the ITC agrees with the DoC findings, countervailing duties will be imposed effective April 1, 2021.

Prices of phosphate fertilizers continued to increase towards the end of the year, driven by a continuous increase in grains’ prices, due to strong demand and lower grains’ inventories globally. Among the factors driving the strong demand for grains, are global concerns for food security, fueled by COVID-19, and China’s need to feed its hog herd, recovering fast from the losses inflicted by African swine fever in 2019.

OCP (Morocco) concluded its phosphoric acid supply contracts to India for the first quarter of 2021 at $795/tonne (CFR 100% P2O5), a $106/tonne increase compared to the previous quarter. The accumulated price increase of $205/tonne since the first quarter of 2020 reflects the positive global sentiment in the phosphate commodity market.

The normalization agreement between Israel and the United Arab Emirates has opened commercial and economic opportunities for both countries. ICL signed its first contract to buy 35 thousand tonnes of sulphur from Abu Dhabi National Oil Company, in order to add a supply source for the purchase of Sulphur and to leverage its relatively low transportation costs compared to deliveries from Russia, Canada or Kazakhstan.

 Global phosphate commodities market - average prices:

$ per tonne	2020	2019	VS 2019
DAP	CFR India Spot	331	361	(8)%
TSP	CFR Brazil Spot	251	311	(19)%
SSP	CPT Brazil inland 18-20% P2O5 Spot	177	224	(21)%
Sulphur	Bulk FOB Adnoc monthly contract	60	88	(32)%

Source: CRU (Fertilizer Week Historical Prices, January 2021).

ICL Group Limited 138

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

Specialty Agriculture markets:

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

During 2020, sales volumes of specialty agriculture products increased, supported by stable demand, as the COVID-19 pandemic had no major influence on specialty fertilizers demand and by the appreciation of the euro against the US dollar. Selling prices were lower compared to 2019 in most product lines, driven by lower raw materials prices, although towards the end of the year we witnessed an increase in raw materials prices, which has continued into the first quarter of 2021.

Sales volumes to the straight fertilizers market improved during the year, mainly of MKP, supported by increased production capacity and disruptions in Chinese production.

The competitive landscape in the soluble fertilizer market continues to develop, with commodity players, such as Eurochem, OCP and Belarouskali strengthening their position in the specialty markets with a full range offer of water-soluble MAP, water soluble NPK and NOP. There has been a very significant increase of capacity of WSNPK blending in China encouraged by the government policy to improve fertilizer application efficiency and reduce total fertilizer consumption, as WSNPK is seen as more efficient than traditional commodity fertilizers. Compound NPK producers are searching for a new growth engine, also fueling the growth of WSNPK capacity.

The CRF markets are growing across the globe, in China – which shows the highest growth alongside increased production capacity (mainly from Kingenta and Moith), as well as in the US, although the main capacity increase can be found in the lower quality CRF type (e.g. Pursell in Alabama). Trials show the economic and environmental benefits of the use of CRF, but a much wider adoption of CRF by growers is hindered by its price premium over traditional fertilizers.

ICL Group Limited 139

Turf and Ornamental Horticulture

Turf and Landscape

The Turf and Landscape market is the market for professional turf (i.e. golf & sport fields) and the landscape & lawn service market.

Demand for specialty fertilizers in these markets in 2020 was characterized by a normal start of the Spring in Europe. However, in April the COVID-19 pandemic negatively impacted the Turf & Landscape business, as sports fields and golf courses closed in many countries, which in turn, limited the number of applications of granular fertilizers and other inputs during the second quarter.

The second half of the year was characterized by a recovery mode in the market, as sport and golf reopened, while demand varied by country due to the differences of the impact of COVID-19 pandemic.

The Landscape market continued to grow in Europe since more consumers use professional landscapers. Many consumers stayed at home due to COVID-19 pandemic and seeked professional support from landscapers to maintain or renew their gardens.

There is a trend of consolidation in the distribution channels in the Turf & Landscape market.

Ornamental Horticulture

The Ornamental Horticulture market includes container nursery growers, pot-plants and bedding plants.

Ornamental horticulture markets suffered a downturn in March-May 2020, mainly due to the early spring and the negative impact of the COVID-19 pandemic. However, towards the end of the second quarter and onwards, the ornamental horticulture sector experienced a recovery supported by increased demand for specialty fertilizers, such as controlled‑release and water‑soluble fertilizers, as well as the re-opening of garden centers. This led to growers experiencing a robust sales season throughout the wholesale and retail markets.

As part of the Company's strategy to grow its crop nutrition businesses organically and through M&A, in January 2021, ICL completed the acquisition of Agro Fertiláqua Participações S.A. ("Fertiláqua"), one of Brazil's leading specialty plant nutrition companies, for an amount of $122 million, (before deduction of Fertilaqua's net debt of $40 million). ICL expects to leverage Fertiláqua's strong market presence and distribution capabilities to increase the sales of its organic fertilizers, controlled-released fertilizers and other specialty plant nutrition products to the Brazilian market, one of the world's fastest growing agriculture markets. Fertiláqua also expands ICL's specialty crop nutrition product portfolio with complete plant life-cycle solutions for plant nutrition & stimulation, soil revitalization, seed treatment and plant health utilized across all key Brazilian crops, including soybeans, corn, sugarcane, cotton, coffee, fruits and vegetables.

ICL Group Limited 140

Expected Expenses for Equity Compensation Plans

Based on the existing grants under the 2014 Equity Compensation Plan, the expected expense for the periods ended December 31, 2021, December 31, 2022 and December 31, 2023 is approximately $5.4 million, $1.8 million, and $0.9 million, respectively.

For a description of the 2014 Equity Compensation Plan and additional information about the grants made under the 2014 Equity Compensation Plan, see Note 19 to our Audited Financial Statements.

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

You should not view adjusted operating income or adjusted net income attributable to the Company’s shareholders as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income and adjusted net income attributable to the Company’s shareholders may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income and adjusted net income attributable to the Company’s shareholders provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

The table below reconciles total adjusted operating income and total adjusted net income attributable to the shareholders of the Company, to the comparable IFRS measures:

For the Year Ended December 31,
2020	2019	2018
US$ millions
Operating income	202	756	1,519
Capital gain (1)	-	-	(841)
Impairment of assets, provision for site closure and restoration costs (2)	229	(3)	37
Provision for early retirement (3)	78	-	7
Provision for legal proceedings (4)	-	7	31
Total adjustments to operating income	307	4	(766)
Adjusted operating income	509	760	753
Net income attributable to the shareholders of the Company	11	475	1,240
Total adjustments to operating income	307	4	(766)
Adjustments to finance expenses (5)	-	-	10
Total tax impact of the above operating income	(60)	-	(7)
Total adjusted net income - shareholders of the Company	258	479	477

ICL Group Limited 141

(1)	Capital gain relating to sale of businesses and gain from consolidation and deconsolidation of businesses in 2018, capital gain from the sale of the Fire Safety and Oil Additives (P2S5) businesses.
(2)
Impairment in value, write down of assets, reversal of impairment loss, provision for prior periods waste removal, provision for assets retirement obligation (ARO) and site restoration and closure costs. In 2018, write-off of Rovita’s assets following its divestment, write-off of an intangible asset regarding a specific R&D project related to ICL’s phosphate-based products and an increase of the provision for the closure and restoration of Sallent site. In 2019, due to an agreement for the sale of assets, a partial reversal of impairment loss related to assets in Germany, which was incurred in 2015, an increase of the provision for the removal of prior periods waste in bromine production facilities in Israel and an increase of the provision for the closure and restoration of Sallent site. In 2020, an impairment and write-off of certain assets in Israel (Rotem Amfert Israel), related to continued low phosphate prices and the discontinuation of the unprofitable production and sale of the phosphate rock activity, which also resulted in an increase in the provision for assets retirement obligation (ARO) as well as an increase in facilities restoration costs. Also reflects an impairment of assets and an increase in the provision for the closure and restoration of Sallent site (Vilafruns) in Spain (ICL Iberia). See also – Notes 12 and 18 to our Audited Financial Statements.

(3)
Provision for early retirement and dismissal of employees in accordance with the Company’s comprehensive global efficiency plan in its production facilities throughout the group. In 2018, provision relating to the Company’s facility in the United Kingdom (ICL Boulby) due to the transition to sole production of Polysulphate®. In 2020, an increase in the provision related to the headcount reduction plan, which was implemented as part of the Company’s efficiency initiatives and measures, primarily through an early retirement plan for the Israeli production facilities (Rotem Amfert Israel, Bromine Compounds and Dead Sea Magnesium). See also – Note 16 to our Audited Financial Statements.

(4)
Provision for legal proceedings. In 2018, an increase of a provision in connection with the royalties’ arbitration in Israel relating to prior periods, partly offset by a VAT refund related to prior periods in Brazil (2002-2015). In 2019, an increase of the provision in connection with the finalization of the royalties’ arbitration in Israel relating to prior periods, partly offset by a decrease in the provision relating to legal claim in Spain.  See also – Note 18 to our Audited Financial Statements.

(5)	Interest and linkage expenses. In 2018, increase of provision related to the royalties’ arbitration in Israel.

ICL Group Limited 142

Results of Operations

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on its businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

We have elected to omit discussion on the earliest of the three years covered by the consolidated financial statements presented. Refer to Item 5 - Operating and Financial Review and Prospects located in our Form 20-F for the fiscal year ended December 31, 2019, filed on March 5, 2020, for reference to discussion of the fiscal year ended December 31, 2018, the earliest of the three fiscal years presented.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Set forth below are our results of operations for the years ended December 31, 2020 and 2019.

For the Years Ended December 31,		% Increase (Decrease)
2020	2019
$ millions	$ millions
Sales	5,043	5,271	(4)%
Cost of sales	3,553	3,454	3%
Gross profit	1,490	1,817	(18)%
Selling, transport and marketing expenses	766	767	(0)%
General and administrative expenses	232	254	(9)%
Research and development expenses	54	50	8%
Other expenses	256	30	753%
Other income	(20)	(40)	(50)%
Operating income	202	756	(73)%
Finance expenses, net	158	129	22%
Share in earnings of equity-accounted investees	5	1	400%
Income before income taxes	49	628	(92)%
Provision for income taxes	25	147	(83)%
Net income	24	481	(95)%
Net income attributable to the shareholders of the Company	11	475	(98)%
Earnings per share attributable to the shareholders of the Company:
Basic earnings per share (in dollars)	0.01	0.37	(97)%
Diluted earnings per share (in dollars)	0.01	0.37	(97)%

ICL Group Limited 143

Results of operations for the year 2020

Sales	Expenses	Operating income
$ millions
YTD 2019 figures	5,271	(4,515)	756
Total adjustments YTD 2019*	-	4	4
Adjusted YTD 2019 figures	5,271	(4,511)	760
Quantity	117	(47)	70
Price	(376)	-	(376)
Exchange rates	31	(51)	(20)
Raw materials	-	87	87
Energy	-	(1)	(1)
Transportation	-	17	17
Operating and other expenses	-	(28)	(28)
Adjusted YTD 2020 figures	5,043	(4,534)	509
Total adjustments YTD 2020*	-	(307)	(307)
YTD 2020 figures	5,043	(4,841)	202

* See "Adjustments to reported operating and net income (Non-GAAP)" above.

-
Sales – The Company's sales decreased by $228 million compared to 2019. The decrease was primarily related to a $56 decrease in the average realized price per tonne of potash, compared to the same period last year, as well as the downward price adjustment with respect to certain quantities of potash sold during 2019, in line with the potash supply contracts in China and a decrease in the selling prices of phosphate commodities products (see 'price' above). In addition, a decrease was recorded in sales volumes of bromine-based industrial solutions, mainly due to a decrease in global demand related to the COVID‑19 pandemic (see 'quantity' above).

The decrease was partly offset by an increase in sales volumes of potash, mainly due to ICL Dead Sea production record in 2020 and lower production in 2019 due to a three-week shut down for a facility upgrade in the fourth quarter of 2019, most of ICL phosphate specialties products, phosphate fertilizers, specialty agriculture products and phosphorus-based flame retardants (see 'quantity' above).
Exchange rate fluctuations had a positive impact on sales, primarily due to the appreciation of the average exchange rate of the euro against the dollar, which increased revenues (see 'exchange rate' above).

-
Cost of sales – The cost of sales increased by $99 million compared to 2019. The increase was primarily related to an increase in the sales volumes of potash, most of ICL phosphate specialties products, phosphate fertilizers, specialty agriculture products and phosphorus‑based flame retardants (see 'quantity' above), coupled with the effect of exchange rates fluctuations, mainly from the appreciation of the average exchange rate of the Israeli shekel and the euro against the dollar, which increased operational costs (see ‘Exchange rate’ above), as well as higher operating costs, mainly due to costs related to the COVID-19 pandemic and lower potash production in Spain (see 'Operating and other expenses' above).

The increase was partly offset mainly by lower prices of sulphur consumed during the period, a decrease in the prices of various raw materials used for products in the Innovative Ag Solutions segment (see 'Raw Materials' above) and by the devaluation of the average exchange rate of the Brazilian real against the dollar, which contributed to the operational cost‑savings (see ‘Exchange rate’ above).

ICL Group Limited 144

-
Selling and marketing – Selling and marketing expenses decreased by $1 million compared to 2019, as lower marine and inland transportation costs (see ‘Transportation’ above) were mostly offset by an increase in sales volumes (see 'Quantity' above).

-
General and administrative – General and administrative expenses decreased by $22 million compared to 2019. The Company continued to decrease the low level of general and administrative expenses following the efficiency measures implemented in recent years.

-
Research and Development – Research and development expenses increased by $4 million compared to 2019, mainly due to the acquisition of Growers Holdings Inc., as part of the Company's goal to further expand and accelerate its digital platform.

-
Other expenses, net – Other expenses, net, increased by $246 million compared to 2019. The increase was primarily due to higher expenses related to impairment of assets, early retirement of employees and site closure and restoration costs (see ‘Adjustments to reported operating and net income – Non-GAAP financial measures’ above). The increase was partly offset by actuarial gains and cost-saving initiatives (see 'Operating and other expenses' above).

Below is a geographical breakdown of our sales by customer location:

Year Ended December 31,
2020	2019
$ millions	$ millions
Europe	1,822	1,885
Asia	1,432	1,423
North America	859	910
South America	517	668
Rest of the world	413	385
Total	5,043	5,271

Europe – The decrease in sales primarily relates to a decrease in the selling prices of phosphate fertilizers and potash, as well as a decrease in sales volumes of clear brine fluids. The decrease was partly offset by higher sales volumes of potash, phosphorus-based flame retardants and acids.

Asia – The increase in sales primarily relates to an increase in sales volumes of potash, phosphate fertilizers and dairy proteins. The increase was partly offset by a decrease in the selling prices potash, phosphate fertilizers and green phosphoric acid.

North America – The decrease in sales primarily relates to a decrease in sales volumes of bromine-based industrial solutions and magnesium, partly offset by an increase in sales volumes of potash and phosphorous-based flame retardants.

South America – The decrease in sales primarily relates to a decrease in the selling prices of potash, a decrease in selling prices and sales volumes of phosphate fertilizers, together with a decrease in sales volumes of clear brine fluids.

Rest of the world – The increase in sales primarily relates to an increase in sales volumes of dairy proteins.

ICL Group Limited 145

Financing expenses, net

The net financing expenses in 2020 amounted to $158 million, compared with $129 million last year – an increase of $29 million.

The change derives mainly from an increase of $38 million in net hedging transactions results. This increase was primarily due to the continued weakening of the dollar against the Israeli shekel and a significant decrease in energy prices during 2020. An additional increase in the amount of $7 million, was incurred as a result of the change in employees benefits and leases (IFRS 16) exchange rate differences.

On the other hand, interest expenses decreased by $16 million, mainly due to a decrease in the expenses relating to employee benefits and a decrease in the average interest rate.

Tax expenses

Tax expenses in the year ended December 31, 2020 and December 31, 2019 amounted to $25 million and $147 million, respectively, reflecting an effective tax rate of about 51% and 23%, respectively. The Company’s high effective tax rate in the current year is mainly due to the deferred tax effect from the significant impairment losses and recognition of provisions, related to the ICL Rotem efficiency plan, which is subject to a beneficiary tax rate (7.5%) and the appreciation of the Israeli shekel against the dollar.

ICL Group Limited 146

Segment Information

Segment's revenue, expenses and results include inter-segment transfers, which are based on transactions' prices in the ordinary course of business. This being aligned with the reports that are regularly reviewed by the Chief Operating Decision Maker. The inter-segment transfers are eliminated as part of the financial statements' consolidation process.

Results of operations for the year 2020 – Industrial products segment

2020	2019
$ millions	$ millions
Segment Sales	1,255	1,318
Sales to external customers	1,242	1,307
Sales to internal customers	13	11
Segment Profit	303	338
Depreciation and amortization	77	67
Capital expenditures*	84	74

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2020	2019
$ millions	$ millions
Europe	458	469
Asia	405	399
North America	296	351
South America	40	55
Rest of the world	43	33
Total	1,242	1,307

ICL Group Limited 147

Sales	Expenses	Operating income
$ millions
YTD 2019 figures	1,318	(980)	338
Quantity	(73)	33	(40)
Price	4	-	4
Exchange rates	6	(12)	(6)
Raw materials	-	(2)	(2)
Energy	-	2	2
Transportation	-	(2)	(2)
Operating and other expenses	-	9	9
YTD 2020 figures	1,255	(952)	303

-
Quantity – The negative impact on the segment’s operating income was primarily related to a decrease in the quantities sold of bromine-based industrial solutions, mainly due to a decrease in global demand as a result of the COVID‑19 pandemic. This was partly offset by an increase in sales volumes of phosphorus-based flame retardants.

-	Price – The positive impact on the segment’s operating income was primarily related to an increase in the selling prices of specialty minerals.

-
Exchange rate – The unfavorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs. This was partly offset by to the appreciation of the average exchange rate of the euro against the dollar, which contributed to the segment's revenue more than it increased operational costs.

-
Operating and other expenses – The positive impact on the segment's operating income was primarily related to actuarial gains as well as lower payment of royalties, due to the decrease in sales volumes.

ICL Group Limited 148

Results of operations for the year 2020 - Potash segment

2020	2019
$ millions	$ millions
Segment Sales	1,346	1,494
Potash sales to external customers	979	1,081
Potash sales to internal customers	95	100
Other and eliminations*	272	313
Gross Profit	472	643
Segment Profit	120	289
Depreciation and amortization	166	149
Capital expenditures**	296	478
Average realized price (in $)***	230	286

* Mainly includes Polysulphate produced in UK, salt produced in underground mines in UK and Spain, magnesium-based products and sales of electricity produced in Israel.

**  Potash average realized price (dollar per tonne) is calculated by dividing total potash revenue by total sales’ quantities. The difference between FOB price and average realized price is mainly marine transportation costs.

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2020	2019
$ millions	$ millions
Asia	431	469
Europe	354	357
South America	230	327
North America	86	93
Rest of the world	82	84
Total	1,183	1,330

ICL Group Limited 149

Sales	Expenses	Operating income
$ millions	$ millions	$ millions
YTD 2019 figures	1,494	(1,205)	289
Quantity	110	(8)	102
Price	(263)	-	(263)
Exchange rates	5	(14)	(9)
Energy	-	(1)	(1)
Transportation	-	15	15
Operating and other expenses	-	(13)	(13)
YTD 2020 figures	1,346	(1,226)	120

-
Quantity – The positive impact on the segment’s operating income was primarily related to favorable site mix, as the increase in sales volumes of potash from ICL Dead Sea, due to all-time annual production record and the facility shut-down for upgrade in the fourth quarter of 2019, more than offset lower sales volumes of potash from ICL Iberia due to the closure of the Sallent site, as well as a decrease in sales of lower-margin products.

-
Price – The negative impact on the segment’s operating income was primarily related to a decrease of $56 in the average realized price per tonne of potash compared to the same period last year, as well as the downward price adjustment with respect to certain quantities of potash sold during 2019, in line with the potash supply contracts in China.

-
Exchange rate – The negative impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel and the British pound against the dollar, which increased operational costs. This was partly offset by the appreciation of the average exchange rate of the euro against the dollar, which contributed to the segment's revenue more than it increased operational costs.

-	Transportation – The positive impact on the segment’s operating income was primarily related to a decrease in marine and inland transportation costs.

-
Operating and other expenses – The negative impact on the segment's operating income was primarily due to COVID-19-related operating costs, lower production in Spain and higher depreciation. This was partly offset by increased production at ICL Dead Sea and a reduction in certain costs as a result of the implementation of efficiency initiatives and measures by the segment.

ICL Group Limited 150

Potash – Production and Sales

Thousands of Tonnes	2020	2019
Production	4,527	4,159
Total sales (including internal sales)	4,666	4,130
Closing inventory	275	414

−
Production – Potash production in 2020 was 368 thousand tonnes higher than in the corresponding period last year. Annual record high production at ICL Dead Sea was partially offset by lower production in ICL Iberia, mainly due to operational challenges related to COVID-19 and the closure of Sallent site.

−	Sales – The quantity of potash sold in 2020 was 536 thousand tonnes higher than in the corresponding period last year, primarily due to an increase in potash sales to China, India, Brazil and US.

Results of operations for the year 2020 – Phosphate Solutions segment

2020	2019
$ millions	$ millions
Segment Sales	1,948	1,980
Sales to external customers	1,871	1,901
Sales to internal customers	77	79
Segment Profit	66	100
Depreciation and amortization	210	177
Capital expenditures*	275	326

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2020	2019
$ millions	$ millions
Europe	651	698
Asia	468	437
North America	371	370
South America	227	263
Rest of the world	154	133
Total	1,871	1,901

ICL Group Limited 151

Sales	Expenses	Operating income
$ millions

YTD 2019 figures	1,980	(1,880)	100
Quantity	63	(56)	7
Price	(110)	-	(110)
Exchange rates	15	(14)	1
Raw materials	-	70	70
Energy	-	(2)	(2)
Transportation	-	3	3
Operating and other expenses	-	(3)	(3)
YTD 2020 figures	1,948	(1,882)	66

-
Quantity – The positive impact on the Segment’s operating income was primarily related to increased sales volumes of higher-margin phosphate specialty products, mainly acids, phosphate-based food additives and dairy proteins, as well as an increase in the sales volumes of phosphate fertilizers. This was partly offset by the divestiture of the Hagesud business during the second quarter of 2020, as well as lower sales volumes of phosphate rock.

-	Price – The negative impact on the segment's operating income was primarily related to a significant decrease in the selling prices of phosphate commodities products.

-
Exchange rate – The positive impact on the segment’s operating income was primarily related to the devaluation of the average exchange rate of the Brazilian real against the dollar, which decreased operational costs. Additionally, the appreciation of the average exchange rate of the euro and the Chinese yuan against the dollar contributed to the segment's revenue more than it increased operational costs. The above trend was partly offset by the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs.

-	Raw materials – The positive impact of raw material prices on the segment’s operating income was primarily related to lower prices of sulphur consumed during the period.

ICL Group Limited 152

Results of operations for the year 2020 – Innovative Ag Solutions segment

2020	2019
$ millions	$ millions

Segment Sales	731	717
Sales to external customers	715	699
Sales to internal customers	16	18
Segment Profit	40	21
Depreciation and amortization	25	21
Capital expenditures*	20	30

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2020	2019
$ millions	$ millions

Europe	332	332
Asia	126	118
North America	103	95
South America	21	23
Rest of the world	133	131
Total	715	699

ICL Group Limited 153

Sales	Expenses	Operating income
$ millions
YTD 2019 figures	717	(696)	21
Quantity	15	(11)	4
Price	(8)	-	(8)
Exchange rates	7	(6)	1
Raw materials	-	19	19
Energy	-	-	-
Transportation	-	-	-
Operating and other expenses	-	3	3
YTD 2020 figures	731	(691)	40

-	Quantity – The positive impact on the segment's operating income was primarily related to an increase in sales volumes of specialty agriculture products, mainly in Europe and North America.

-	Price – The negative impact on the segment's operating income was primarily related to a decrease in the selling prices of specialty agriculture products, mainly liquid fertilizers.

-
Exchange rate – The positive impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the euro and the Israeli shekel against the dollar, which contributed to the segment's revenue more than it increased operational costs.

-	Raw materials – The positive impact on the segment's operating income was primarily related to lower costs of commodity fertilizers and ammonia.

ICL Group Limited 154

B. LIQUIDITY AND CAPITAL RESOURCES

Overview

As at December 31, 2020, ICL had a balance of $314 million in cash, cash equivalents, short-term investments and deposits. In addition, the Company has an unutilized long‑term credit facilities of $1,100 million and a securitization agreement in the amount of $300 million, of which the Company has utilized approximately $183 million of the facility’s framework.

Furthermore, the Company's net financial liabilities were $2,418 million, including $2,053 million of long‑term debt (excluding current maturities) and short‑term debt of $679 million (including current maturities of long‑term debt). The long-term debt consists of debentures of $1,687 million together with loans from financial institutions and lease liabilities of $366 million, while the short‑term debt consists of short-term loans from financial institutions and lease liabilities of $473 million and debentures of $206 million. For information about the currencies in which the Company's liabilities are denominated and their interest rates, see Note 13 to our Audited Financial Statements.

The Company aim to secure sources of financing for its operating activities and investments, while diversifying the sources of financing among various financial instruments, and between local and international financing entities. The Company's sources of financing are short and long‑term loans from banks (mainly international banks) and institutional entities in Israel, debentures issued to institutional investors in Israel and the United States, and securitization of customer receivables. The Company utilize the various financing facilities according to our cash flow requirements, alternative costs and market conditions.

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

The Company’s primary contractual obligations consist of commitments to purchase raw materials and energy in the ordinary course as well as agreements to secure its gas supply needs. For information about the Company's contractual obligations, see Note 18 to our Audited Financial Statements.

ICL Group Limited 155

Credit Facilities

In September 2020, the Company signed a new securitization agreement with three international banks for a committed amount of $300 million and an additional uncommitted amount of $100 million, maturing in September 2025, that replaces the previous securitization agreement in the amount of $350 million, which matured in September 2020. The new securitization agreement has similar terms as the previous agreement. As at December 31, 2020, ICL had utilized approximately $183 million of the facility’s framework.

In addition, ICL has long‑term credit facilities of $1,100 million (not including the CCFF agreement with the Bank of England described below), which was unutilized as at December 31, 2020. Further to Note 13 to the annual financial statements, in connection to the termination date of the Company's long-term credit facility, in October 2020, most lenders decided to extend the credit facility maturity regarding the amount of $900 million, by an additional year, until March 2025.

In March 2020, the United Kingdom Her Majesty's Treasury (HMT) and the Bank of England lending facility, launched the COVID Corporate Financing Facility (CCFF). The facility is designed to support liquidity among larger firms, helping them to bridge coronavirus disruption to their cash flows through the purchase of short-term debt in the form of commercial paper. On July 2, 2020, the Company entered into a CCFF agreement with the Bank of England, according to which, the Company has eligibility to withdraw up to £300 million (about $410 million), bearing an annual interest rate of SONIA + 0.6%. As at the reporting date, the Company has withdrawn £50 million (about $68 million) with a maturity date of May 18, 2021.

Debentures

Following the issuance of series G debentures in Israel on January 2, 2020, the Company completed an expansion of the series G debentures offering in Israel on May 18, 2020. The aggregate principal amount of the Series G debentures after the expansion amounts to NIS 766 million (approximately $238 million). The principal of the series G debentures shall be payable in thirteen consecutive but unequal annual payments, to be paid on December 30 of each of the years 2022 through 2034. The series G debentures carry an annual coupon of 2.4% to be paid in semiannual installments on June 30 and December 30 of each year, commencing June 30, 2020. On May 14, 2020 the series G debentures were rated as "ilAA" by the Standard & Poor's Maalot rating agency. The interest rate on the series G debentures will increase by 0.25% above the base interest rate for any rating level decrease starting at a rating of "ilA" and reaching a maximum cumulative interest rate increase of 1% upon reaching a rating of "ilBBB".

On December 3, 2020, the Company completed an extension of the issuance of Series F bonds to be repaid in 2038 at a par value of $ 93.1 million, bearing annual interest of 6.375% in exchange for an amount of approximately $120 million. The additional notes will be part of the same series as the previously issued $600 million aggregate principal amount of ICL’s 6.375% senior unsecured notes due 2038. The additional notes will have terms identical to the initial notes, except with respect to the date of issuance, the issue price, the initial interest accrual date and the initial interest payment date, and the additional notes and the initial notes will be treated as a single class of securities under the indenture governing the notes.

ICL Group Limited 156

Ratings and financial covenants

S&P

On June 29, 2020, the credit rating agency S&P reaffirmed the Company's international credit rating 'BBB-' with stable outlook. The credit rating agency S&P Ma'alot reaffirmed the Company's credit rating 'ilAA' with stable outlook.

Fitch Ratings

On June 23, 2020, Fitch Ratings revised the outlook of the Company's Long-Term Issuer Default Rating to stable from positive and affirmed the Long-Term Issuer Default Rating at 'BBB-'. The revision of the outlook was due to a decrease in potash and phosphate prices combined with reduced demand for industrial solutions. The revision of the outlook from positive to stable does not constitute a decrease in the Company's credit rating.

Financial Covenants

For a description of material financial covenants in the Company’s loan agreements and any potential risk relating to compliance with them, credit facilities, sale of receivables under securitization transaction and information on material loans and debentures outstanding as at December 31, 2020, see Note 13 to our Audited Financial Statements.

Sources and Uses of Cash

The following table sets forth our cash flows for the periods indicated:

Year Ended December 31,
2020	2019
$ millions	$ millions
Net cash provided by operating activities	804	992
Net cash used in investing activities	(583)	(525)
Net cash used in financing activities	(105)	(490)

Operating Activities

Cash flows provided by operating activities are a significant source of liquidity for the Company. In 2020, the cash flows from operating activities amounted to $804 million, compared with $992 million last year. The cash flows provided by operating activities in 2020 was impacted mainly by a decrease in the selling prices of potash and phosphate commodity products and a decrease in the quantities of bromine‑based products sold, as a result of the COVID‑19 pandemic, which lead to a lower net income.  This decrease was partly offset by lower tax payments compared to last year.

Investing Activities

Net cash used in investing activities in 2020 increased to $583 million, compared with $525 million last year, mainly due to the higher amount paid for the purchase of property, plant, and equipment, and from an acquisition of a subsidiary for $27 million in the current year. This increase was partly offset by proceeds received from the divestment of a subsidiary for $26 million.

Financing Activities

Net cash used in financing activities in 2020 amounted to $105 million, compared with $490 million last year. This decrease is mainly due to lower repayments (net from receipt) of long-term and short-term loans, which was partly offset by cash proceeds from transactions in derivatives for hedging in the amount of $24 million, along with lower dividend payments in the current year.

ICL Group Limited 157

Principal Capital Expenditures and Divestitures

ICL had cash capital expenditures of $626 million and $576 million for the years ended December 31, 2020 and 2019, respectively. These capital expenditures comprise of investments in fixed and intangible assets.

ICL’S principal capital expenditures over the last three years have consisted of work on the following main projects:

New pumping station (P-9) in Sodom. Due to the receding water level in the Northern basin of the Dead Sea, the water line is receding from the current pumping station and construction of a new pumping station is therefore necessary. The new pumping station will serve as the main brine intake station for pumping brine from the Dead Sea to the coastal transmission system. The project consists of a sea base for the pumps, a bridge to the shore, a shore base, delivery pipes and an open canal. The P-9 pumping station is expected to start commissioning during the first quarter of 2021 and to commence operation during the second half of 2021.

Raising the coastal dykes of the evaporation pond 5 (the Pond) at the Dead Sea. The objective of the project is to protect from structural damage to the foundations and the hotel buildings situated close to the water’s edge, to the settlement of Neve Zohar and to other infrastructure located along the western shoreline of the Pond. The project is implemented by the Government of Israel, through the Dead Sea Preservation Government Company Ltd., together with DSW (who financed 39.5% of the project's cost). The construction work with respect to the hotels' coastline is complete and at present, the Dead Sea Preservation Government Company Ltd. is carrying out elevation work in the intermediate area between the two hotel complexes. The solutions' level maximum height (15.1) is expected to be reached by the end of 2021. From 2022 onwards, the solutions' volume in the Pond will be preserved only by way of harvesting the salt, as part of the permanent solution (the salt harvesting project), which should provide a defense until the end of the current concession period in 2030.

Salt harvesting in the Dead Sea. A project aiming to provide a permanent solution for raising the water level in Pond 5 and stabilizing of the water therein at a fixed level by harvesting of the salt from this pond and transferring it to the Northern Basin of the Dead Sea. According to the agreement, the planning and execution of the Salt Harvesting Project will be performed by DSW. The Company will bear 80% and the state of Israel will bear 20% of the cost of the Salt Harvesting Project. However, the State's share will not exceed NIS 1.4 billion. The salt dredger, as part of the Salt Harvesting Project, commenced operation in the fourth quarter of 2020.

Consolidation of production sites and expanding logistic capacities in Spain. The Company is in the process of consolidating the activities of ICL Iberia into one site by means of expanding the Suria production site (which includes a mine and a plant) and the discontinuation of the mining activities at the Sallent site, which took place in June 2020. The projects include the building of a new port loading bay facility at Barcelona, which was completed during 2020, an access tunnel to connect the mine to the surface plants by conveyor belts (ramp project), which is expected to become operational during the first half of 2021, as well as an upgrade of the mine's surrounding logistics infrastructures. Completion of the ramp project is expected to increase the mine's production capacity up to approximately 1 million tonnes per year, whilst in the future, after the completion of additional necessary logistics adjustments, it is expected to increase capacity by up to about 1.3 million tonnes per year.

ICL Group Limited 158

New production capacity of TBBA in Neot Hovav. Facing increasing demand from the automotive and telecommunication markets, the Company is working to increase its production capacity of TBBA (Tetrabromobisphenol A), a brominated flame retardant, including commencing production at the new plant at our Neot Hovav site. The product's main target market is China.

In 2020, the main capital investments (CAPEX) included the construction of the New Pumping Station (P-9) in the Northern basin of the Dead Sea, the consolidation of the potash production capacity in Spain (mine, logistics and port), the new TBBA capacity expansion in Neot Hovav, the Salt Harvesting Project in the evaporation ponds at Sodom, the new production facility of White Phosphoric Acid as part of ICL partnership in China (YPH JV) and Clean Air Act related projects in Israel.

In 2021, the Company plans to complete its production consolidation and capacity expansion in Spain, to commence operation of the New Pumping Station (P-9), to build a new pond harvester in Sodom, to establish a new Food Fiber Protein plant in the US and continue to invest in Clean Air Act related projects in Israel.

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

The evaluation of accounting estimates used in the preparation of ICL’s Financial Statements requires the Company's management to make assumptions regarding laws interpretations, which apply to the Company, circumstances and events involving considerable uncertainty. The Company's management prepares the estimates based on past experience, various facts, external circumstances, and reasonable assumptions relating to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Note 2 to our Audited Financial Statements contains a table that sets forth information about assumptions made by ICL with respect to the future and other reasons for uncertainty regarding to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year.

ICL Group Limited 159

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and development

ICL’s R&D and Innovation (RD&I) activities are part of its global strategic plan and include product, formulation, and process developments. The activities include both internal research and collaborative research with universities, institutes, and start-ups. ICL’s RD&I is aimed towards the present and future market and customer needs in addition to identifying new uses for its core minerals and derivatives. Our core RD&I activities support each of our business segments, while the longer-term strategic projects, digital platforms, and technological solutions for farmers and agronomists are coordinated at the corporate level.

Fields of RD&I include:

Next Generation Fertilization: nutrient use efficiency, biodegradable coatings; nutrient sensing; growth enhancers; nitrogen fixation.

Food Technology: texture improvement, stabilization, salt reduction, shelf-life extension and alternative proteins.

E-mobility/Sustainability: energy storage; hydrogen carriers for fuel cells; lithium battery recycling.

Novel Materials: flame retardants; paints & coatings additives; biocides.

Circular economy: waste to Product; recycling; efficiency improvement.

Industry 4.0:  IOT in manufacturing, safety and environment; machine learning and artificial intelligence for manufacturing optimization and product development.

Digital Agriculture:

ICL’s digital platform continues to evolve in its mission to integrate multiple precision-ag technologies (sensors, imagery, and others) with additional agronomical research data from multiple partners.

The digital technology developed by ICL digest data from multiple sources, automatically aggregate, standardize and enrich it thus creating one harmonize data lake with strong AL/ML engines. Those powerful engines enable ICL to deploy advanced data-driven solutions that drive real time agronomic decisions making like increasing crop yields and farmer's profitability. An increasing number of global partners are joining ICL’s revolutionary digital platform including leading global academic institutions and multinational agriculture companies solidifying this strong digital foundation with high quality and highly actionable agronomic data.

The addition of Growers Holdings, Inc. (“Growers”), a US-based software and data Analytics Company acquired by ICL in 2020 added another layer to ICL’s digital platform with its advanced solutions to enhance decision-making capabilities for farmers, agronomists, and other agro-professionals by creating easily adaptable and executable data-driven recommendations.

Those efforts combined enable ICL to leverage its digital platform and data driven solutions to create an agro-professional community that enables sharing of information & knowledge between all parties: growers and agro-professionals, dealers, retailers and food producers to extract the most value from agriculture.

ICL Group Limited 160

Below are the main areas of the R&D activities by segments:

Industrial Products

•
New flame retardants for printed wire boards: Development of new phosphorus‑based solutions for PWB according to new emerging demands from the market, for example, Polyquel® P100. This is a polymeric phosphorus-based flame-retardant active ester curing agent for epoxy laminates with superior performance which is in the market development stage.

•
Flame retardants for polyurethanes: development of new phosphorus‑based solutions and integrated phosphorus/bromine solutions as flame retardants for the polyurethane market (flexible and rigid foam). for example: the VeriQuel™ F series, new flexible phosphorus-based active flame retardant for flexible polyurethane being launched to the market and VeriQuel™R100, new reactive phosphorus-based flame retardant for rigid insulation foams in building and construction markets.

•	Energy storage: continued development of bromine‑based energy storage solutions for Br-Battery companies, using diverse compounds.

•
Biocides: continued development of new materials for water treatment and prevention of biofilm in industrial water-cooling systems and pulp & paper plants. Promotion of the Bactesperse technology for pulp& paper, Reverse Osmosis membranes & cooling towers.

•	Phosphorus‑based products: development of new phosphorus‑based solutions for hydraulic fluids.

•
Magnesia-based products: development of formulations to fulfill unmet needs in the markets such as eliminating aluminum salt in deodorants, for example, CareMag D, which is already in the market with one leading international company and another in the process of being launched. This product won the bronze medal for innovation in the last In‑Cosmetics International conference, or zinc oxide replacement in several consumer products.

•	Additional products were developed for baby care applications (CareMag B) and a cosmetic face mask (CareMag M).

•	Use of artificial intelligence for identifying new applications for bromine and bromine derivatives.

•	Support of production: improving product quality, production cost, energy-saving, recycling, and waste treatment. Changing and improving processes while using the principles of green chemistry.

•	Implementing a new modified process for TBBA production.

•	Troubleshooting and equipment maintenance cycle improvement using better construction materials preventing accelerated corrosion, wear and tear, and equipment adaptation.

The total Industrial Products segment’s R&D expenses in 2020 were about $19 million.

ICL Group Limited 161

Potash

•	Activities of efficiency and synergy measures in order to increase potash production and reducing cost per tonne at the potash and magnesium plants in Sodom.

•	Advancement of research regarding environmental protection, including development of methods for treating and reducing effluents.

•	Analysis of alternative methods for increasing the production capacity of carnallite at the evaporation ponds.

•
Implementation of the R&D department recommendations designed to clear bottlenecks, focused on the flotation and crystalizing areas, with the purpose of increasing the production capacity in ICL Iberia.

•	PotashpluS – optimization of the compaction process parameters, development at IFDC (International Fertilizer Development Center), and increasing production capacity.

•	Granular Polysulphate® – optimization of the process on two aspects: output and quality, as well as the implementation of a new organic coating.

The total Potash segment's R&D expenses in 2020 were about $5.3 million.

Phosphate Solutions

•
The segment continues to check the adaptation of various potential types of phosphate rock for the production of phosphoric acid and its downstream products as part of an effort to utilize and increase existing phosphate reserves. In 2021, the Company will further analyze additional types of phosphate including R&D, pilots, plant testing activities, and other economic feasibility assessments.

•	Research regarding environmental protection, including the development of methods for treating and reducing effluents and applications for Phosphogypsum uses.

•	Integration of secondary source Phosphate technologies (circular economy) - immediate uses in the production facilities in Europe and development of future sources for our fertilizer products.

•	Development of fertilizers with higher agronomic nutrient efficiency (NUE).

•	Development of a new PK fertilizer that is fully water soluble.

•	R&D Food Specialties supported further growth in the traditional markets and application areas of Meat/Poultry/Seafood (MPS), Dairy, and Bakery by expanding the footprint in emerging markets.

•
Continued diversification of product portfolio for meat substitutes. In this context, ICL further developed and intensified its ROVITARIS® alternative protein technology R&D resources in three areas: a new continuous process to produce vegan protein fibers was developed and will be implemented in a dedicated plant in the US in 2021. This product is suited for tender, white meat imitations for chicken and fish replacements; the emulsion technology was successfully transitioned from vegetarian to vegan to emulate hotdogs, cold cuts, etc. The award-winning technology for ROVITARIS® textured proteins was further improved in terms of quality to drive global roll-out outside the US.

•	A dedicated Front-End Innovation group was founded, focusing on the identification of breakthrough ingredients in collaboration with big data specialists to identify upcoming technologies.

The total Phosphate Solutions segment's R&D expenses in 2020 were about $8 million.

ICL Group Limited 162

Innovative Ag Solutions

The Innovative Ag Solutions segment will promote innovation and development of new products and services.

Main R&D targets:

•	Improvement of the product portfolio with new product formulations; Mainly tailored formulations to customer demand.

•	Development of controlled release NPK fertilizers with a quicker fully degradable coating.

•	Development of applications for water conservation and improving availability of fertilizers around the root.

•	Initiation and development of new technologies to increase nutrient use efficiency and plant growth

The total Innovative Ag Solutions segment’s R&D expenses in 2020 were about $10 million.

Circular Economy

For the past few years, ICL has been engaging in the Circular Economy. During 2020, the progress of Circular Economy projects was tracked and various initiatives were promoted. Projects across the globe include using ICL's by-products as raw materials in other industries as well as in other ICL business units. ICL's facilities are also using by-products of other industries as part of their raw materials.

Current projects and pilot projects include:

•	Using sewage sludge ash for fertilizer production.

•
Salt by-product utilization. As part of our normal operations, we are disposing 2.6 M cubic meters of salt from the potash production plants, (excluding the salt harvesting project), we are looking for alternative areas to store it close to the areas where the salt is produced. The salt wall obstacle is being built along the border between Israel and Jordan and will provide us with a close area to store salt (1.2 M cubic meters) while supporting IDF needs. Approximately 1 kilometer of the salt wall was already built.

•	The ESK project is collecting APCr (Air Pollution Control residue) ashes from Waste to Energy plants casting them into blocks and using the blocks as mine support materials replacing wood and steel.

•	MagiK - Creating value from by-products. A new product was developed and marketed from a by-products stream that is created as part of magnesium's production process.

ICL Group Limited 163

Intellectual property

The Company believes that its intellectual property is crucial for protecting and developing its business activities. ICL has about 750 granted patents in various countries.

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

D. TREND INFORMATION

Trend information is included throughout the other sections of “Item 5 - Operating and Financial Review and Prospects— A. Operating Results”. In addition, the fluctuations in the operating results may continue in the upcoming quarters. Specific material drivers of these trends are identified in the discussion above with respect to the years ended December 31, 2020 and 2019. Seasonality of our business is included in “Item 4 - Information on the Company— B. Business Overview”.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2020, we had no material off-balance sheet arrangements, other than the amounts described in Note 13G (2) and Note 18A(5) to our Audited Financial Statements.

ICL Group Limited 164

F. CONTRACTUAL OBLIGATIONS

For information about the Company's contractual obligations, see Note 18 to our Audited Financial Statements.

G. SAFE HARBOR

Statements in Item 5 of this Annual Report on Form 20-F that are not statements of historical fact, constitute "forward-looking statements". See "forward-looking statements" of this Annual Report. The Company is relying on the safe harbor provided in Section 27A of the securities Act of 1933, as amended, and Section 21E of the securities Exchange Act of 1934, as amended, in making such forward-looking statements.

ICL Group Limited 165

Item 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND OFFICERS

The following table lists the names and ages of our directors as at March 1, 2021. The mailing address of our directors is c/o ICL Group Ltd., 23 Aranha Street, Millennium Tower, Tel Aviv, 6120201, Israel.

Name	Age	Commencement date as director
Yoav Doppelt(	52	December 2018 and as Chairman of the Board since July 2019
Aviad Kaufman	50	March 2014
Avisar Paz	64	April 2001
Lior Reitblatt	63	November 2017
Nadav Kaplan	75	August 2018
Ovadia Eli	76	August 2011
Reem Aminoach	59	March 2017
Ruth Ralbag	60	January 2018
Sagi Kabla	44	February 2016
Tzipi Ozer Armon	54	January 2020

Dr. Nadav Kaplan and Ms. Ruth Ralbag are “external directors” pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”).

Mr. Lior Reitblatt and Ms. Tzipi Ozer Armon qualify as "independent directors" pursuant to the Companies Law.

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

For further details see “Item 6 - Directors, Senior Management and Employees — C. Board Practices — External Directors”.

Yoav Doppelt. Mr. Doppelt serves as the Chief Executive Officer of Israel Corp. Previously Mr. Doppelt served as the Chief Executive Officer of Kenon Holdings Ltd., a global Company (NYSE: KEN), and Executive Chairman of IC Power Ltd., a power generation Company, from March 2014 to September 2017. Prior thereto, Mr. Doppelt was the founder and Chief Executive Officer of the Ofer Group’s private equity fund where he was involved in numerous investments in the private equity and technology sectors. Mr. Doppelt has served as the Chief Executive Officer of XT Investments (formerly known as XT Capital and Ofer Hi-Tech) since 2001. Mr. Doppelt has actively led several public offerings of equity and debt offerings in the US and Europe, and has extensive operational and global business experience with growth companies. Mr. Doppelt also serves as Chairman of OPC Energy Ltd. (TASE: OPC) as well as a director of Zim Integrated Shipping Services Ltd. Mr. Doppelt holds a BA degree in Economics and Management from the Technion – Israel Institute of Technology, and an MBA degree from Haifa University.

ICL Group Limited 166

Aviad Kaufman. Mr. Kaufman serves as the Chief Executive Officer of Quantum Pacific (UK) LLP, chairman of the board of Israel Corporation Ltd., a board member of Kenon Holdings Ltd., and other private companies, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. Previously, Mr. Kaufman served as chief financial officer of Quantum Pacific (UK) LLP (2008-2017). Mr. Kaufman served as director of international taxation and held various senior corporate finance roles at Amdocs Ltd. (2002-2007). Previously, Mr. Kaufman held various consultancy positions with KPMG. Mr. Kaufman is a certified public accountant and holds a BA degree in Accounting and Economics from the Hebrew University of Jerusalem (with honors), and an MBA degree majoring in Finance from Tel Aviv University.

Avisar Paz. Mr. Paz served as the Chairman of the Board of Directors of O.P.C. Energy Ltd. until January 3, 2021. Previously, Mr. Paz served as the Chief Executive Officer of Israel Corporation and prior to that, as the Chief Financial Officer of Israel Corporation. Mr. Paz received a B.A. degree in Economics and Accounting from Tel-Aviv University and is a certified public accountant in Israel (CPA).

Lior Reitblatt. Mr. Reitblatt served as Chief Executive Officer and Chairman of the Board of Super-Pharm (Israel) Ltd. Mr. Reitblatt has also previously served, among other things, as Chairman of the Board of Life Style Ltd. and member of the board of Office Depot Israel Ltd. Mr. Reitblatt is a certified public accountant, and holds a BA degree in Accounting and Economics from Tel Aviv University and an MBA degree from the University of California, Berkeley.

Nadav Kaplan. Dr. Kaplan served until recently as the chairman of the board of ORAN Safety Glass (2008-2020). In addition, Dr. Kaplan served as chairman of the board of 11 industrial companies and was also a board member of four Israeli public companies. Dr. Kaplan held the military rank of Colonel (res.), served as a combat navigator in regular and reserve service (1964-1997). Prior to his retirement (1986), Dr. Kaplan was the head of the Planning Division of IAF. Dr. Kaplan holds a BA degree in Economics and Business Administration from Bar Ilan University, a MSc. degree in Management from Massachusetts Institute of Technology (M.I.T) and Ph.D from Haifa University in Memory Studies.

Ovadia Eli. Mr. Eli serves as the Chairman of the Board of Oil Refineries Ltd. Mr. Eli served as Chairman of the Board of the Israel Airports Authority, Israel Military Industry (I.M.I), Shmanim Besisyim Haifa Ltd. and I.C.P.I. Mr. Eli served as a member of the Board of Directors of Salt Industries Israel Ltd., Shaarei Ribit Ltd., Zim Integrated Shipping Services Ltd. and OPC Rotem Ltd. Mr. Eli holds a BA degree in educational counseling and bible studies from Haifa University and is a graduate of the Lifshitz Teachers College in Jerusalem.

ICL Group Limited 167

Reem Aminoach. Mr. Aminoach currently serves as director of Israel Aerospace Industries. Until recently, Mr. Aminoach served as the founding partner of the accounting firm Shtainmetz Aminoach & Co. In his military service, Mr. Aminoach, Brigadier general, served as a member of the General Staff Forum of the IDF, Head of Budgets at the Ministry of Defense, financial advisor to the IDF Chief of Staff and Head of the IDF Budget Division. Previously, Mr. Aminoach served as director at Ofer Investments Ltd. and as director and Chairman of the Audit Committee at Zim Ltd., of the Israel Corporation group. Mr. Aminoach also served as a member of the Board of Governors of Hadassah Medical Center. Mr. Aminoach is a certified public accountant, and holds a BA degree in Accounting and Economics, Tel-Aviv University (academic honors, Dean's honor list) and MBA degree in business administration, Tel-Aviv University.

Ruth Ralbag. Ms. Ruth Ralbag serves as the Chief Financial Officer of Clalit Health Services, and previously served as Chief Financial Officer of the Shaare Zedek Medical Center in Jerusalem (2011-2020), Deputy Director of Medical Finance at the Tel Aviv Sourasky (Ichilov) Medical Center (2009-2011), Head of the Hospital Administration and Deputy Director General of Planning, Budget and Pricing at the Ministry of Health (2004-2009), VP and Head of Commercial and Retail Banking Division at FIBI (2001-2003). Ms. Ralbag also served, among other things, as acting Chairperson of the board of directors of FIBI Mortgages Ltd. for a period of four years, acting Chairperson of the board of directors of Atzmaut Mortgage Bank Ltd. for a period of four years, a director of Sarel Ltd., a Director of ARAM Provident Fund and an external director at Hachsharat HaYishuv Insurance Ltd., Golf & Co. Group Ltd. and Halman Aldubi Investment House Ltd. Ms. Ralbag presently serves, among other things, as an external director at M. Aviv Construction Industries. Ms. Ralbag holds a BA degree in economics and business administration and an MBA degree in public policy, both from the Hebrew University of Jerusalem.

Sagi Kabla. Mr. Kabla is the Chief Financial Officer of Israel Corporation since December 2015. Mr. Kabla serves as director in Bazan Group and previously served as Senior Executive of Business Development, Strategy and IR in Israel Corporation. Prior to joining Israel Corp. Mr. Kabla held various management roles in KPMG Corporate Finance and M&A. Mr. Kabla holds an MBA degree (Finance) from COMAS, B.A. degree in Economics and Accounting from Bar-Ilan University and is qualified as a certified public accountant (Israel).

Tzipi Ozer-Armon. Ms. Ozer-Armon serves as the Chief Executive Officer of Lumenis Ltd. Before joining Lumenis, Ms. Ozer-Armon headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. and served as Senior Vice President of Sales and Marketing at SanDisk. Previously, Ms. Ozer-Armon also served as VP & General Manager at MSystems. In addition to ICL, Ms. Ozer-Armon is a director at the Strauss Group Ltd., Itamar Medical Ltd., Rambam MedTech, Israel’s National Technological Innovation Authority’s Commission and Tel-Aviv University. Ms. Ozer-Armon holds a BA degree magna cum laude in Economics and an MBA degree majoring in Finance and Marketing from Tel-Aviv University and she is an AMP graduate of the Harvard Business School.

ICL Group Limited 168

The following table lists the names, ages and positions of our Executive Officers (who are not directors) as at March 1, 2021. The address for sending notices is c/o ICL Group Ltd., 23 Aranha Street, Millenium Tower, Tel Aviv, 6120201, Israel.

Name	Age	Position
Raviv Zoller	57	President & Chief Executive Officer
Amir Meshulam(1)	44	Senior Vice President, Global Internal Auditor
Anantha N. Desikan	52	Executive Vice President, ICL Chief Innovation and Technology Officer
Anat Tal-Ktalav	52	President, ICL Industrial Products Division
Eli Amon	55	Executive Vice President, ICL Innovative Ag Solutions Division
Ilana Fahima	55	Executive Vice President, Chief People Officer
Kobi Altman	53	Chief Financial Officer
Lilach Geva-Harel	44	Executive Vice President, Global General Counsel
Miri Mishor	57	Senior Vice President, Global Information Technology
Nitzan Moshe	53	Executive Vice President, ICL Global Operations
Noam Goldstein	60	President, ICL Potash Division
Ofer Lifshitz	62	President, ICL Phosphate Solutions Division

(1)	See C. Board Practices – Internal Auditor.

Raviv Zoller. Mr. Zoller has served as ICL's President and Chief Executive Officer since May 14, 2018. Prior to joining ICL, from 2008, Mr. Zoller served as the Chief Executive Officer of I.D.I. Insurance Company Ltd. (“Bituach Yashir”), which is listed on the TASE. In 1999, Mr. Zoller founded Ness Technologies Inc., which began trading on NASDAQ in 2004 and served as its President and Chief Executive Officer until 2007. Mr. Zoller voluntarily served until October 2019 as chairman of the Ethiopian National Project (ENP), a non-profit organization, since 2012. Mr. Zoller holds a B.A. degree in Economics and Accounting from Tel Aviv University, and is a qualified certified public accountant.

Anantha N. Desikan. Dr. Anantha Desikan was appointed Chief Innovation & Technology Officer of ICL in November 2018 and was promoted to EVP as of November 1, 2019. Dr. Desikan joined ICL in 2007 and prior to this role has served in senior commercial and technology management roles including Senior Vice President of ICL Industrial Products’ Flame Retardants business (2014-2018), President, ICL-IP America (2013-2015) and VP Global Phosphorous R&D (2007-2013). Prior to joining ICL in 2007, Dr. Desikan held technology management roles at Supresta and Akzo Nobel. Mr. Desikan holds a Ph.D and M.S degree in Chemical Engineering from Clarkson University, Potsdam, New York, and a B.S. degree in Chemical Engineering from Coimbatore Institute of Technology, Madras University, India.

Anat Tal-Ktalav. Mrs. Anat Tal-Ktalav serves as president of ICL´s Industrial Products Division since August 2018. Mrs. Tal-Ktalav joined ICL in 1995 and served in various leading positions in the Industrial Products business segment, including Marketing Director of Flame Retardants, Vice President for Industrial Solutions (Bromine and Compounds Business Line), Deputy to the President of ICL Industrial products, and as the Executive Vice President of ICL Industrial Products. Mrs. Tal-Ktalav holds a degree in chemical engineering from Ben Gurion University.

ICL Group Limited 169

Eli Amon. Mr. Amon serves as EVP, ICL Innovative Ag Solutions Division since February 2017.  Mr. Amon joined ICL in 1994 and served in various leadership positions including Executive Vice President for sales Marketing & Logistics ICL Fertilizers, Vice President for Sales ICL Fertilizers, and Vice President Bulk Logistics ICL Fertilizers. Mr. Amon holds a B.A. degree in Economics & Business, and MBA degree, both from Ben Gurion University.

Ilana Fahima. Ms. Ilana Fahima serves as EVP, Chief People Officer, since November 2018. Prior to joining ICL, Ms. Fahima served as Vice President HR for Global Quality and Head of Israel HR at Teva Pharmaceutical Industries Ltd. Before joining Teva, Ms. Fahima held several positions at Maccabi Health Services, among them Regional HR Director and Regional Service Manager. Ms. Fahima holds a BA degree in Social Work and an MBA degree in Health Care Management, both from Ben Gurion University.

Kobi Altman. Mr. Altman serves as ICL CFO since 2015. Mr. Altman previously held several senior positions at Teva Pharmaceutical Industries Ltd. (2006-2015) (TASE & NYSE: TEVA) and Amdocs Ltd (1999-2006) (NYSE:DOX). Mr. Altman is a Certified Public Accountant in Israel and holds a BA degree in Accounting and Economics from Bar Ilan University and an MA degree in Economics from Bar Ilan University.

Lilach Geva-Harel. Mrs. Geva-Harel serves as EVP, ICL's Global General Counsel since February 1, 2019. Prior to joining ICL, from 2009, Mrs. Geva-Harel served as Senior Deputy to the Chief Executive Officer and Head of Investments House's Headquarters of Psagot Investment House Ltd., as well as the general legal counsel. Mrs. Geva-Harel was previously a Partner in the Merger & Acquisitions Department at Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co Law Offices (GKH). Mrs. Geva-Harel holds an LLB degree and an LLM degree, both from Bar Ilan University and is a member of the Israel Bar.

Miri Mishor. Mrs. Mishor serves as SVP, ICL Information Technology since 2014. Mrs. Mishor joined ICL in 1986 and served in various positions, including CIO of ICL Industrial Products and Vice President Information Systems of ICL Fertilizers. Mrs. Mishor holds a B.Sc. degree in Mathematics and Computer Science and a M.Sc. degree in Industrial Management from Ben Gurion University.

Nitzan Moshe. Mr. Moshe was appointed Executive Vice President, ICL Operations in October 2019. From 2014 to the present, Mr. Moshe has served as Senior Vice President, Operations of ICL Industrial Products. Prior to that, Mr. Moshe held a number of senior positions at Rotem Amfert Negev, Ltd., including VP of its Acids & Fertilizers Division, Head of Procurement and Contracts, and Manager of Rotem’s Sulfuric Acid Plant. Nitzan holds a MBA degree and BSc degree in Chemical Engineering, both from Ben Gurion University, Israel.

Noam Goldstein. Mr. Noam Goldstein serves as President of ICL´s Potash Division since August 2018. Mr. Goldstein joined ICL in 1986 and served in various positions in the Potash business Division, including Vice President of Business Development, CFO in Europe, Vice President of Infrastructure, Senior Vice President Operations at ICL Dead Sea, and Executive Vice President Potash and Magnesium. Mr. Goldstein holds a B.A. degree in Economics and Business Administration from the Hebrew University of Jerusalem and a M.A. degree in Economics from Ben Gurion University. Mr. Goldstein is also a graduate of the Heschel Sustainability Leadership Fellowship Program.

Ofer Lifshitz. Mr. Lifshitz serves as President of ICL´s Phosphate Solutions Division since August 2018. Mr. Lifshitz joined ICL in 1996 and served in various senior leadership positions including Executive Vice President of ICL Industrial Products, Senior Vice President of Global Processes and as the Company’s Integration Manager, Executive Vice President for Special Projects, and until recently, President of ICL Essential Minerals Division. Mr. Lifshitz holds a B.A degree in Economics and a M.A degree in Industrial Management, both from Ben Gurion University.

ICL Group Limited 170

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were elected.

B. COMPENSATION

Directors Compensation: Under the Companies Law, the compensation of directors generally requires the approval of the HR & Compensation Committee, the Board of Directors and the shareholders, in that order.  The approval of the HR & Compensation Committee and the Board of Directors must be in accordance with the Company’s compensation policy. In special circumstances, the HR & Compensation Committee and Board of Directors may approve a compensation arrangement that is inconsistent with the Company’s compensation policy, provided that they have considered the same considerations and matters required for the approval of a compensation policy in accordance with the Companies Law, and the approval of the Company’s shareholders is by the Special Majority for Compensation, as described in ”Item 7 - Major Shareholders and Related (and Interested) Party Transactions – B. Related (and Interested) Party Transactions – Approval of Directors and Officer Compensation”.

Generally, shareholder approval is not required for director compensation payable in cash (annual and participation fees) up to the maximum amounts set forth in regulations promulgated under the Companies Law governing the compensation of external directors (the “Compensation Regulations”). The Compensation Regulations set minimum and maximum amounts of cash compensation (an annual fee and participation fees), depending on the amount of the Company’s shareholders’ equity, or alternatively cash and/or equity compensation may be paid at a certain ratio to the compensation paid to other directors who are not controlling shareholders or employed thereby and who are not employed by the Company (collectively, "Other Directors"), referred to as ‘relative cash compensation’.

Directors who are officers or directors of Israel Corp. (excluding our Executive Chairman of the Board, Mr. Yoav Doppelt who has a separate compensation arrangement, as detailed below), do not receive cash compensation for their services as directors. Instead, such fees are included in the annual management fees we pay to Israel Corp. pursuant to our agreement with it. The management fees that were paid to Israel Corp. during 2020, effective as of January 1, 2018, following the approval of the shareholders on April 24, 2018, included, among other things, all compensation components, in equity (or the economic benefit thereof) and in cash, for the services of Company directors who are officer holders of Israel Corp., excluding Mr. Doppelt.

ICL Group Limited 171

According to approval of our shareholders at the 2015 Annual General Meeting held on December 23, 2015, until January 9, 2021, we paid our non-executive directors (including external directors within the meaning of the Companies Law), who served from time to time, relative cash compensation in accordance with the Compensation Regulations, which consisted of an annual fee, which in 2020 was in the amount of NIS 365,000 (approximately $113,500) and per meeting attendance fees in an amount equal to the minimum per meeting fee payable to external directors of companies of ICL’s shareholder’s equity pursuant to the Compensation Regulations, as adjusted from time to time, which in 2020 was NIS 2,390 (equivalent to approximately $740) per meeting for directors who do not meet the qualifications of an expert director in accordance with the Compensation Regulations and NIS 3,180 (equivalent to approximately $990) per meeting for directors who meet the qualifications of an expert director in accordance with the Compensation Regulations. At the request of our directors, in view of the impact of the COVID-19 pandemic on the market and economy, and due to their personal commitment and sense of responsibility for our support efforts towards our employees and the communities in which we operate, the non-executive directors' annual and per meeting fees were voluntarily reduced by 10% during the six-month period of May-October 2020. For details regarding the equity-based compensation we paid to our non-executive directors on an annual basis until 2021, see the Equity-Based (LTI) Grants to Board Members table and accompanies notes below.

Effective as of January 9, 2021, the compensation of our external directors and all other non-executive directors that are entitled to compensation for their service in such capacity, was reduced to the fixed annual and per meeting compensation amounts payable to expert directors under the Compensation Regulations, replacing the "relative compensation” model that was previously paid to our directors.  According to the determination of our Compensation Committee and Board of Directors, this new compensation model (i.e., according to the Compensation Regulations) applies to all of our directors, as may serve from time to time, excluding directors who are office holders (within the meaning of the Companies Law) of Israel Corp.

The Company also covers and/or reimburses its directors for expenses (including travel expenses) incurred in connection with meetings of the Board of Directors and its committees or performing other services for the Company in their capacity as directors, in accordance with the Company's Compensation Policy and the Compensation Regulations. Our Board Members also benefit from directors' and officers' liability insurance and indemnification and exemption arrangements entered into with them.  For further information, see “Item 6 - Directors, Senior Management and Employees— C. Board Practices – Insurance and Indemnification”.

Executive Chairman of the Board's Compensation: Mr. Doppelt's compensation terms as our Executive Chairman of the Board were approved by HR & Compensation Committee and Board of Directors on April 15, 2019 and by our shareholders at the Extraordinary General Meeting held on May 29, 2019.  Mr. Doppelt's compensation terms are in effect for three years from July 1, 2019, the date of his entry into office. For further details regarding Mr. Doppelt's compensation terms, please see the Senior Management Compensation - top-five earners in 2020 chapter below.

Other than the agreement with Mr. Doppelt in his capacity as Executive Chairman of the Board, described above, and the acceleration of equity awards upon termination of director service under certain circumstances, we do not have any written agreements with any current director providing for benefits upon the termination of such director’s relationship with us.

ICL Group Limited 172

Equity (LTI) Grants to Board Members:(1)

Grant for Year	Offerrees	Grant Date	Type of Equity(2)	Dates of Organs' Approvals	Grant Value (ILS) per Director	Grant Amount per Director	Expiration Date & Vesting Schedule
2020	Each of our directors who serve from time to time (excluding the Chairman of the Board & office holders of Israel Corp.)	23.4.2020	Restricted Shares	HR & Comp. Committee 3.11.19 & Board – 4.3.20 Shareholders (Annual GM) – 23.4.20	310,000	25,389	Vesting: 3 equal tranches, upon 12, 24 and 36 months from 1.1.2020 (and from 16.1.20 for Mrs. Ozer-Armon)
2020	Mr. Yoav Doppelt, Executive Chairman of the Board	1.7.2019	Options	HR & Comp. Committee & Board – 15.4.19 Shareholders (Extraordinary GM) – 29.5.19	3 million	2,168,675	Expiration Date: 30.6.2024 Vesting: one-half of the Options vesting upon the lapse of 24 months from Grant Date and one-half upon the lapse of 36 months from the Grant Date

(1)	The Equity awards are made pursuant to the Company’s Equity Compensation Plan (2014), as amended in June 2016.

(2)	The shares are subject to restriction pursuant to Section 15C of the Securities Law.

* For further information regarding the fair value of the restricted shares and vesting conditions thereof, see Note 19 to our Audited Financial Statements.

ICL Group Limited 173

Senior Management Compensation

The aggregate compensation amount incurred to all of the members of our senior management (Global Executive Committee – GEC) as of December 31, 2020, was approximately $11 million for the year 2020. This amount includes an annual provision for pension or other retirement benefits for our senior management of approximately $1 million.

At the request of our management, in view of the impact of the COVID-19 pandemic on the market and economy, and due to their personal commitment and sense of responsibility for our support efforts towards our employees and the communities in which we operate, the monthly salaries of our senior management, including our President and Chief Executive Officer, were voluntarily reduced by 10% during the six-month period of May-October 2020 ("Management Voluntary Reduction"). For details regarding the voluntary reduction of 10% during the six-month period of July-December in the management fees to Israel Corp., see "Item 7 -  B. Related (and Interested) Party Transactions - Management Fees to Controlling Shareholder"

The following table and accompanying notes describe the compensation incurred for the year 2020 with respect to the five highest earning senior officers of ICL for such period.

	Details of the Recipient		Payments for services
Name	Position	Scope of position	Base Salary(1)	Compensation(2)	Bonus (STI)(3)	Equity based compensation (LTI)(4)	Total
	US$ thousands
Raviv Zoller(5)	President & Chief Executive Officer	100%	672	997	636	1,738	3,371
Kobi Altman(6)	Chief Financial Officer	100%	390	534	349	486	1,369
Ofer Lifshitz(7)	President of Phosphate Solutions Division	100%	338	486	295	428	1,209
Anat Tal-Ktalav (8)	President of Industrial Products Division	100%	276	404	264	428	1,096
Yoav Doppelt(9)	Executive Chairman of the Board of Directors	-	-	-	-	1,041	1,041

ICL Group Limited 174

(1)	The annual base salary for the officers in the above table reflects the actual amounts that were paid following the Management Voluntary Reduction.

(2)
The salary items (compensation) column set out in the above table includes all of the following components: base salary, customary social benefits, customary social and related provisions, Company car and reimbursement of telephone expenses. The compensation is in accordance with the Company's Compensation Policy.

(3)
The short-term incentives (STI/annual bonuses) to officer holders for 2020, including the top-five earners in 2020, were approved by our HR & Compensation Committee and Board of Directors on February 8 and February 17, 2021, respectively.

(4)
The expense for share-based payment compensation is calculated according to IFRS and is recognized in the Company’s statement of income over the vesting period of each portion. The amounts reported in this column represent the expense recorded in the Company’s financial statements for the year ended December 31, 2020 with respect to equity-based compensation granted to the senior officer. For details regarding the Company's equity compensation plans, see Note 19 to our Audited Financial Statements.

(5)
Mr. Zoller’s terms of employment, as approved by our authorized organs, include: (a) annual base salary of NIS 2.4 million (approximately $708,000), indexed to the Israeli Consumer Price Index (CPI). Mr. Zoller's annual base salary as of December 31, 2020 remained NIS 2.4 million (approximately $708,000). Mr. Zoller's monthly base salary, as of December 31, 2020, was approximately NIS 202,800 (approximately $59,000), however, during the six-month period of May-October 2020, Mr. Zoller's base salary was reduced by 10% in view of the Management Voluntary Reduction; (b) annual cash bonus in accordance with ICL’s bonus plan and Compensation Policy. Mr. Zoller’s Target Bonus as per his employment agreement is NIS 2.5 million (approximately $778,000), with the maximum annual bonus that can amount to NIS 3.75 million (approximately $1.17 million). For details regarding Mr. Zoller's annual bonus in 2020, see the Annual Bonus Component section below; (c) an annual LTI (equity) grant of NIS 4.8 million (approximately $1.34 million). For details regarding Mr. Zoller's equity compensation grants, see Note 19 to our Audited Financial Statements; (d) Mr. Zoller is entitled to an advance notice period of 12 months in case of termination by the Company (not for cause) and is required to give the Company 6 months advance notice in case he resigns. During such advance notice period Mr. Zoller may be required to continue working for ICL, and therefore Mr. Zoller would continue to be entitled to all of his compensation terms, excluding an annual bonus in respect of the advanced notice period and excluding an equity grant, to the extent granted during such advance notice period; (e) in addition, in case of termination of office, Mr. Zoller will be entitled to an additional severances equal to his last his last base salary multiplied by the number of years that he served as ICL’s President & CEO; (f) Mr. Zoller is entitled to all other cash and non-cash benefits payable to our senior executives pursuant to our policies in effect from time to time, including but not limited to, pension, study fund, disability insurance, Company car, gross up, etc., as well as the exemption, insurance and indemnification arrangements applying to the Company’s office holders.

(6)
Mr. Kobi Altman serves as ICL’s Chief Financial Officer (CFO) as of April 1, 2015. Mr. Altman’s employment agreement provides that: (a) Mr. Altman’s base salary will be updated twice a year according to the rise in the Consumer Price Index in the months that passed since the previous update. Mr. Altman’s monthly base salary, as of December 31, 2020, was approximately NIS 117,750 (approximately $34,250) however, during the six-month period of May-October 2020, Mr. Altman's base salary was reduced by 10% in view of the Management Voluntary Reduction; (b) the employment agreement is for an unlimited period and may be terminated by either party at any time by advance written notice; (c) Mr. Altman is entitled to an advance notice period of 6 months; and (d) Mr. Altman is entitled to all benefits customary in the Company, such as regular provisions for pension and severance, disability fund, Company car.

ICL Group Limited 175

(7)
Mr. Lifshitz’s employment agreement provides that: (a) Mr. Lifshitz’s base salary may be updated twice a year according to the rise in the Consumer Price Index in the months that passed since the previous update. Mr. Lifshitz’s monthly base salary, as of December 31, 2020, was approximately NIS 102,060 (approximately $31,700), however, during the six-month period of May-October 2020, Mr. Lifshitz's base salary was reduced by 10% in view of the Management Voluntary Reduction; (b) the employment agreement is for an unlimited period and may be terminated by either party at any time by advance written notice; (c) Mr. Lifshitz is entitled to an advance notice period of 3 months; and (d) Mr. Lifshitz is entitled to all benefits customary in the Company, such as regular provisions for pension and severance, disability fund, Company car.

(8)
Mrs. Tal-Ktalav’s employment agreement provides that: (a) Mrs. Tal-Ktalav base salary may be updated twice a year according to the rise in the Consumer Price Index in the months that passed since the previous update. Mrs. Tal-Ktalav monthly base salary, as of December 31, 2020, was approximately NIS 83,100 (approximately $25,800). however, during the six-month period of May-October 2020, Mrs. Tal-Ktalav's base salary was reduced by 10% in view of the Management Voluntary Reduction; (b) the employment agreement is for an unlimited period and may be terminated by either party at any time by advance written notice; (c) Mrs. Tal-Ktalav is entitled to an advance notice period of 6 months; and (d) Mrs. Tal-Ktalav is entitled to all benefits customary in the Company, such as regular provisions for pension and severance, disability fund, Company car and gross up.

(9)
Mr. Yoav Doppelt compensation terms, as approved by our authorized organs, include: (a) LTI in the form of stock options only, at the value of NIS 9 million (approximately $2.8 million) for the years 2019-2021 (NIS 3 million (approximately $933,100) per vesting annum); (b) In the event of termination of Mr. Doppelt's term of office as Executive Chairman of the Board his LTI grants will continue to vest for a period of 12 months following the termination.

ICL Group Limited 176

The Annual Bonus Component

The Company's Compensation Policy sets a formula for the calculation of the annual bonus to our CEO and Chairman of the Board. With respect to our other officer holders, the Company's Compensation Policy provides that the annual bonuses may be calculated by measurable financial metrics and/or measurable non-financial metrics, as pre-determined by our HR & Compensation Committee and Board of Directors, and/or a qualitative evaluation.

On February 8 and 17, 2021, our HR & Compensation Committee and Board of Directors, respectively, approved the annual bonuses to our office holders for 2020, including the top-five earners in 2020 among ICL’s senior officers, in accordance with the Company’s Compensation Policy.

CEO STI Formula: According to the Compensation Policy, the Target short term incentive plan (“STI”) for the CEO represents the conceptual payout amount for 100% performance level (i.e, achieving 100% of all targets) in a given year.  The Target STI for the CEO shall not exceed 120% of the CEO' annual base salary. 80% of the CEO's STI target will be measured against performance level of annual measurable financial and measurable non-financial goals set forth by the HR & Compensation Committee and the Board of Directors at the beginning of each fiscal year, as detailed in the Compensation Policy. Out of the 80% STI target, at least 60% of STI target will be measured against financial goals that will be included in the annual budget. The other 20% (or less) of STI target will be measured against other measurable non-financial goals. The achievement level of each goal, whether measurable financial goals or measurable non-financial goals, will be measured independently of other goals, according to the rating scale set forth in the Compensation Policy, and then translated to payout factors. If either ICL adjusted operating income and/or adjusted net income actual performance will not meet the threshold performance level (60% of budget), there will be no payout for the 80% of STI that is measured against measurable financial and measurable non-financial goals.

The remaining 20% of the CEO's STI target will be measured based on a qualitative evaluation by the HR & compensation committee and the Board of Directors after receiving a recommendation of the Executive Chairman of the Board. The maximum payout for this component cannot exceed the higher of 3 three base monthly salaries or 25% of total actual STI payout.

The maximum STI payout for the CEO pursuant to the Compensation Policy cannot exceed, for any given year, the lower of 130% of the CEO's target STI for such year or $1.5 million. Mr. Zoller's actual target STI, as determined in his employment agreement is NIS 2.5 million (approximately $778,000).

Raviv Zoller's STI for 2020: Mr. Zoller's annual STI for 2020 was calculated in accordance with the CEO STI formula described above. The total STI actual payout for Mr. Zoller in 2020 was 81.8% of his 100% opportunity.

Kobi Altman's STI for 2020: Mr. Altman's STI payout for 2020 was NIS 1.12 million (approximately $349,000) and reflects a combined performance of 79.4% with respect to all of his formula components. This payout was determined based on ICL’s adjusted net income and operating Income against budget (30% weight), other measurable financial and non-financials goals against budget (40% weight) and a qualitative evaluation of Mr. Altman's performance during 2020 (30% weight).

Ofer Lifshitz's STI for 2020: Mr. Lifshitz's STI payout for 2020 was NIS 0.95 million (approximately $295,000) and reflects a combined performance of 77.6%. This payout was determined based on ICL’s adjusted net income and operating income against budget (30% weight), other measurable financial and non-financials goals against budget (40% weight) and a qualitative evaluation of Mr. Lifshitz's performance during 2020 (30% weight).

Mrs. Tal-Ktalav's STI for 2020: Mrs. Tal-Ktalav's STI payout for 2020 was NIS 0.847 million (approximately $264,000) and reflects a combined performance of 85%. This payout was determined based on ICL’s adjusted net income and operating income against budget (30% weight), Other measurable financial and non-financials goals against budget (40% weight) and a qualitative evaluation of Mrs. Tal-Ktalav's performance during 2020 (30% weight).

Mr. Doppelt's compensation terms do not include an STI component.

ICL Group Limited 177

C. BOARD PRACTICES

Board of Directors

According to our Articles of Association, we must have no less than seven and no more than twenty directors on our Board of Directors (including our external directors). Our directors (other than our external directors) are typically elected by our shareholders at our annual general meeting of shareholders. Our Board of Directors is also authorized to appoint directors in order to fill vacancies or for any other reason. Each of our directors, other than our external directors, serves from the date of election or appointment until our next annual meeting of shareholders. According to our Articles of Association, the majority of our Board of Directors' members must be both citizens and residents of Israel. The approval of at least a majority of the voting rights represented at a shareholders’ meeting and voting on the matter is generally required to remove any of our directors from office (other than external directors as detailed below).

As of the date of this Annual Report, our Board of Directors consists of ten directors. In the event of equal votes of our Board of Directors, our Chairman of the Board has the right to cast the deciding vote. Mr. Lior Reitblatt and Ms. Tzipi Ozer Armon qualify as independent directors, as defined in the Companies Law. Board members Mses. Ruth Ralbag and Tzipi Ozer Armon, Messrs. Nadav Kaplan, Reem Aminoach and Lior Reitblatt qualify as independent directors under the rules applicable to U.S. companies listed on the NYSE. Board members Messrs. Yoav Doppelt, Avisar Paz, Aviad Kaufman, Sagi Kabla and Ovadia Eli are not considered independent directors by virtue of the positions they hold with our controlling shareholder's group or with the Company. Dr. Nadav Kaplan and Ms. Ruth Ralbag serve as “external directors” according to the Companies Law. We do not have service agreements with our current directors, excluding our Executive Chairman of the Board, Mr. Yoav Doppelt.

External Directors

As a public Israeli company, we are required by the Companies Law to have at least two external directors who meet certain independence criteria to ensure that they are not related to the Company or to our controlling shareholder. The definition of an “external director” or "independent director" under the Companies Law and the definition of an “independent director” under the NYSE rules are very similar, and thus, we would generally expect a director who qualifies as one to also qualify as the other. However, since the definitions provided in Israeli law and U.S. law are not identical, it is possible for a director to qualify as one but not necessarily as the other.

An external director is required to have either financial and accounting expertise or professional qualifications, as defined in the relevant regulations promulgated under the Companies Law, and at least one of the external directors is required to have financial and accounting expertise. Our external directors, Ms. Ruth Ralbag and Dr. Nadav Kaplan, have financial and accounting expertise as defined in the Regulations. An external director is entitled to reimbursement of expenses and compensation as provided in the Compensation Regulations promulgated under the Companies Law but is otherwise prohibited from receiving any other compensation from us, directly or indirectly, during his or her term of office and for two years thereafter.

ICL Group Limited 178

Under the Companies Law, external directors must be elected at a shareholders’ meeting by a simple majority of the votes cast, provided that either of the following conditions is met: (i) such majority includes a majority of the votes cast by non‑controlling shareholders and shareholders who do not have a personal interest in the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder), excluding abstentions, or (ii) the votes cast by non-controlling shareholders and shareholders who do not have a personal interest in the election opposing the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) did not exceed 2% of our aggregate voting rights. Generally, external directors may serve for up to three terms of three years each, and as a company whose shares are traded on the NYSE, our Audit and Accounting Committee and Board of Directors may nominate external directors for additional three-year terms under certain circumstances for election by the shareholders by the same majority required for election of an external director as described above. Even if an external director is not nominated by our Board of Directors for reelection for a second or third term, an external director may be nominated for reelection for up to two additional three year terms, by (i) one or more shareholders holding at least 1% of our voting rights (provided the external director is not an "affiliated or competing shareholder", or a relative of such a shareholder, at the time of the appointment, and is not "affiliated" with such a shareholder at the time of the appointment or within the two years preceding the date of appointment, as such terms are defined in the Companies Law). In such circumstances, the reelection of the external director requires the approval of our shareholders by a majority of the votes cast by non‑controlling shareholders and shareholders who do not have a personal interest in the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder and excluding abstentions) and the votes cast by such shareholders approving the reelection must exceed 2% of our aggregate voting rights; and (ii) the external director him or herself, in which case the election by the shareholders is by the same majority required for the initial election of an external director, as described above. The term of office of an external director may be terminated prior to expiration only by a shareholder vote, by the same threshold required for election, or by a court, but in each case only if the external director ceases to meet the statutory qualifications for election or if the external director breaches his duty of trust to us.

Under the Companies Law, each committee of the Board of Directors that exercises power of the Board of Directors must include at least one external director and all external directors must be members of the Company’s Audit Committee and Compensation Committee.

As of the date of this Annual Report, we have two external directors: Ms. Ruth Ralbag, whose second three-year term commenced on January 10, 2021 and Dr. Nadav Kaplan, whose first three-year term commenced on August 20, 2018.

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

ICL Group Limited 179

Alternate Directors

Our Articles of Association, consistent with Israeli law, provide that any director may appoint another person who is not a director or serving as an alternate director (or, in the case of an alternate director for a member of a committee of the Board of Directors, another director, provided the alternate director does not serve as a member of such committee) to serve as his alternate director, subject to the approval of the Board of Directors. A person who is not qualified to be appointed as an independent director, pursuant to the Companies Law, may not be appointed as an alternate director of an independent director qualified as such under the Companies Law. The term of an alternate director can be terminated at any time by the appointing director or the Board of Directors and automatically terminates upon the termination of the term of the appointing director. An alternate director has the same rights and responsibilities as a director, except for the right to appoint an alternate director. No alternate director was appointed during the reported period.

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

In accordance with U.S. law and the NYSE requirements, our Audit and Accounting Committee is also responsible for the appointment, compensation and oversight of the work of our independent auditors. In accordance with such laws and rules and the Companies Law and regulations promulgated thereunder, the Audit and Accounting Committee is also responsible for assisting our Board of Directors in monitoring our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements.

As of the date of this Annual Report, our Audit and Accounting Committee consists of three directors, composed of our two external directors: Ms. Ruth Ralbag (Chairman), Dr. Nadav Kaplan, and one independent director: Mr. Lior Reitblatt. In addition to meeting the requirements of Israeli law, our Audit and Accounting Committee also complies with the requirements applicable to U.S. companies that are listed on the NYSE and with SEC rules. All members of our Audit and Accounting Committee are also independent directors as such term is defined in SEC rules and the NYSE listing requirements. Our Board of Directors has determined that all the members of the Audit and Accounting Committee are financially literate as provided in the NYSE rules and that Ms. Ralbag and Messrs. Kaplan and Reitblatt qualify as “audit committee financial experts” as defined by SEC rules.

ICL Group Limited 180

Human Resources and Compensation Committee

Under the Companies Law, the Board of Directors of a public company must establish a Compensation Committee. The Compensation Committee must consist of at least three directors who meet certain independence criteria and include all of the Company’s external directors, who are required to constitute a majority of its members. The Chairman of the Compensation Committee must be an external director. The members of the Compensation Committee are remunerated for their service in accordance with the Compensation Regulations governing the compensation of external directors. The responsibilities of a Compensation Committee under the Companies Law include: recommending to the Board of Directors a policy governing the compensation of company officers and directors based on specified criteria, recommending to the Board of Directors, from time to time, updates to such compensation policy and reviewing its implementation; deciding whether to approve transactions with respect to the terms of office and employment of officers and directors which require approval by the compensation committee under the Companies Law, including approving, under certain circumstances, an exemption from shareholder approval of the terms of a candidate for chief executive officer who meets certain non-affiliation criteria, in accordance with the provisions of the Companies Law.

Our HR &Compensation Committee also oversees the Company's bonus and equity plans, evaluation of top management and employees, succession planning and so forth.

Our HR & Compensation Committee consists of three directors, composed of our two external directors: Dr. Nadav Kaplan (Chairman), Ms. Ruth Ralbag, and one independent director: Mr. Lior Reitblatt. All members of our HR & Compensation Committee are also independent directors as such term is defined in the NYSE listing requirements and SEC rules.

Environment, Safety and Public Affairs Committee

Our Environment, Safety and Public Affairs Committee is not a statutory committee, and is designed to assist our Board of Directors in fulfilling its responsibilities with respect to oversight of our environment, and safety policies and programs, our community outreach programs and public relations and advocacy. Our Environment, Safety and Public Affairs Committee is not authorized to exercise any power of our Board of Directors and has advisory authority only. The committee consists of four directors: Mr. Reem Aminoach (Chairman), Dr. Nadav Kaplan, Mr. Ovadia Eli and Mr. Sagi Kabla.

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

ICL Group Limited 181

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

Internal Auditor

Under the Companies Law, the Board of Directors of a public company is required to appoint an Internal Auditor pursuant to the recommendation of the Audit Committee. The role of the Internal Auditor is to examine, among other things, whether the Company’s actions comply with applicable law, Company procedures and proper business procedures. Under the Companies Law, the Internal Auditor may not be an interested party (as defined in the Companies Law), a director or an officer of the Company, or a relative of any of the foregoing, nor may the Internal Auditor be the Company’s independent auditor or a representative thereof. Our Internal Auditor oversees the work of various internal auditors acting on his behalf throughout the organization. As of the time of this Annual Report, our Internal Auditor is Mr. Amir Meshulam, a certified public accountant in Israel, holds an LLB from the College of Management and is a member of the Israel Bar. Mr. Meshulam has served in this position since August 2018.

Insurance and indemnification

The Articles of Association of the Company and its Israeli subsidiaries include provisions that permit exemption, indemnification and insurance of the liability of officers, all in accordance with the provisions of the Companies Law.

The Company, with the approval of HR & Compensation Committee, the Board of Directors and the General Meeting of the shareholders, granted its officers a letter of exemption and indemnification, and also maintains an insurance policy covering directors' and officers' liability. The directors' and officers' liability insurance and the exemption and indemnity undertaking do not apply to those cases specified in Section 263 of the Companies Law. The exemption relates to damage caused and/or will be caused, by those officers as a result of a breach of the duty of care to the Company. Regarding directors who are office holders of Israel Corp., who may serve from time to time, on January 5, 2021, the shareholders' general meeting approved the extend the period for exemption and indemnification entered into with such office holders, for additional 9 years, commencing November 30, 2020, provided that the exemption shall not apply to liabilities arising in connection with a transaction or resolution in which a controlling shareholder or an office holder, including an office holder who is other than the office holder party to the agreement, has a personal interest. The amount of the indemnification payable by the Company under the letter of indemnification, in addition to amounts received from an insurance company, if any, for all of the officers on a cumulative basis, for one or more of the events detailed therein, is limited to $300 million. The insurance is renewed annually.

D&O Framework Transaction

In September 2017, the Company's shareholders approved a framework transaction which enabled the Company to purchase, from time to time, directors’ and officer’s liability insurance policies for a two-tier coverage of directors' and officers' liability, including a joint primary tier with Israel Corp., for a period of three years starting September 1, 2017. On January 30, 2020, our shareholders approved a new three-year framework transaction for the Company's engagement in directors' and officers' liability insurance policies, starting February 1, 2020 (the "New Framework Transaction"). The insurance policies under the New Framework Transaction shall include a joint primary tier with Israel Corp. with a joint liability cap of up to $20 million, and a separate tier covering the Company alone, with a liability cap of up to $330 million, with a total liability limit of up to $350 million for both tiers. Our directors and officers are beneficiaries of both tiers. Pursuant to the New Framework Agreement, the cost of the annual premium shall not exceed a cap of $10 million for both tiers. The division of the premium amount between the Company and Israel Corp. in the joint tier are 80% to be paid by the Company and 20% by the Israel Corp, and the HR & Compensation Committee and the Board of Directors have the authority to change, from time to time, the premium allocation in respect of the joint tier between the companies, according to the recommendation of the insurers and/or brokers, and provided that such changes will not exceed 25% over the entire transaction period. Deviation from these limits shall require shareholder approval. In accordance with the terms of the New Framework Transaction and the Company's Compensation Policy, the Company's directors’ and officers’ liability insurance policy for 2020, was approved by the Company's authorized organs, effective as of February 1, 2020. The 2020 directors’ and officers’ liability insurance policy includes a liability limit of US$165 million for both tiers (comprised of a limit of $100 million, with an additional coverage Side A (directors and officers only) limit of $65 million). The Company's directors’ and officers’ liability insurance policy for 2020 was extended until March 1, 2021, and the Company is in the final stages of renewing the Company's directors’ and officers’ liability insurance policy for 2021, which is expected to include lower coverage at higher cost due to the current market for these policies.

ICL Group Limited 182

Other Information

We have not engaged in any arrangements with directors providing for benefits upon termination of employment, with the following exceptions: (1) Mr. Yoav Doppelt's termination arrangements include continued vesting of LTI grants for a period of 12 months following termination of employment. (2) In accordance with the Equity Plan, the board members' vesting of Restricted Shares would fully accelerate if the holder thereof ceases to serve as a director of the Company, unless he ceased to hold office due to those certain circumstances regarding early termination of office or imposition of enforcement measures, as set forth in section 231-232a and 233(2) of the Companies Law.

Number of meetings and average attendance rate of the meetings of ICL Board of Directors and its permanent committees

	Number of meetings in reported year	Average Attendance
Board of Directors	22	96%
Audit & Accounting Committee	11	97%
HR & Compensation Committee	6	100%
Financing Committee	2	100%
Operations Committee	2	100%
Environment, Safety and Public Affairs Committee	3	100%

ICL Group Limited 183

D. EMPLOYEES

As at December 31, 2020, we had a workforce of 11,744 employees.

Breakdown of Employees by Segments

2020	2019	2018
Phosphate Solutions	4,601	4,867	4,923
Potash	2,491	2,541	2,524
Industrial Product	1,654	948	927
Innovative Ag Solutions	994	1,651	1,606
Global functions and headquarters	1,092	1,083	1,062
Sub Total	10,832	11,090	11,042
Temporary employees	912	1,027	1,083
Total employees	11,744	12,117	12,125

Geographic Breakdzwn of Employees

2020	2019	2018
Israel	4,401	4,507	4,431
China	2,048	2,064	2,068
Spain	868	892	901
USA	716	720	707
Germany	697	858	856
UK	670	658	644
Netherlands	584	584	539
Brazil	259	262	255
France	117	119	118
All other	472	426	523
Sub Total	10,832	11,090	11,042
Temporary employees	912	1,027	1,083
Total employees	11,744	12,117	12,125

As at December 31, 2020, the Company’s workforce comprised of 11,744 employees, compared to 12,117 employees as at December 31, 2019 – a decrease of 373 employees. The said decrease derives mainly as a result of the sale of activities in ICL Hagesüd, Efficiency plan in Rotem (Phosphate Solutions), retirement agreement in Dead Sea Magnesium (Potash) and a reduction in ICL Spain (Iberpotash).

For further information, see Note 16 to our Audited Financial Statements.

ICL Group Limited 184

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

Subsidiaries Rotem, Dead Sea Works Ltd. (“DSW”) and Mifalei Tovala have collective bargaining agreements with termination dates of July 2021, September 2022 and December 2022' respectively.

During the year, subsidiaries Dead Sea Magnesium and Bromine Compounds signed collective bargaining agreements with termination dates of December 31, 2023 and March 31, 2025, respectively.

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

A small number of employees at ICL’s sites in Israel are employed by employment agencies for short terms. In addition, we have contracted in Israel with subcontractors for various outsourcing services such as security, packaging, maintenance, catering, cleaning and other services. In accordance with the decision received in 2004 by ICL's Board of Directors and its Israeli subsidiaries, contractors who employ workers at ICL’s plants in Israel are required to give their employees, who are permanently employed for ICL, holiday gifts and other benefits such as uniforms and meals.

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

ICL Group Limited 185

Promoting Diversity, Inclusion & Belonging

ICL continues to be committed to developing a diverse and inclusive workforce, including the employment and promotion of equality in its facilities around the globe.

In January 2021, the Company announced that for the third straight year it is included in the 2021 Bloomberg Gender-Equality Index (GEI). The GEI distinguishes companies committed to policy development, representation and transparency in reporting and advancing gender equality. The GEI includes public companies that score above a globally established threshold, based on transparency, policies and Company's progress towards equal representation of gender throughout the levels of the organization. The 2021, GEI includes 380 public companies headquartered across 44 countries and regions from over 50 industries.

In mid-2020 ICL took another step forward with the implementation of a diversity and inclusion global policy & guiding principles and nominated Global Diversity, Inclusion and Belonging officer, demonstrating that Diversity, Inclusion and Belonging at ICL is a journey, not a destination.

As part of our commitment to promote diversity and inclusion global initiatives, education and mindset change, ICL joined Catalyst, a global non-profit organization associated with some of the world’s leading companies to help build workplaces that work for women. Catalyst drives change with pioneering research, practical tools, and proven solutions accelerating and advancing women into leadership, supporting individual career growth, inclusive leadership skill building, and organizational change efforts.

ICL's Global Diversity and inclusion strategy is based on extensive data analysis of three major groups (ICL’s top management worldwide called T100, First & second-line management and Total) providing transparency and ensuring initiatives focus on the right target. An important token indicating we take our mission becoming a true Diverse and Inclusive Company very serious. A Company in which all employees feel they belong.

Talent Development and Learning

Shifts in the world of work and increasing worker expectations are driving organizations to approach Talent, Development and Learning in a more integrated way. Supported by the outcome of the Employer of Choice, a Global survey to measure employee’s engagement and enablement, ICL introduced a few initiatives during 2020 in the area of Learning and Development.

MyCampus@ICL is the first phase of a modern Learning and Development Strategy- promoting “Learning in the flow of Work”. An up to date one stop shop for learning opportunities which all employees and managers can use to develop and grow. It an interactive solution which focuses on the user experience as well as better visibility and accessibility for all. Enabling employee’s all over the world to take their development into their own hands.

Effective leadership is more essential than ever. With ICL Leadership model, we embrace the key qualities and capabilities of an ICL leader, demonstrating and cultivating Care, Dare, Grow, and Winning Spirit – wherever they are and whatever they do. The model is designed in the shape of ICL’s logo to reflect the fact that our leadership model is at the heart of who we are as a Company.

ICL Group Limited 186

E. SHARE OWNERSHIP

Share-based payments to employees

For information regarding the share-based payments to the Company's employees in the form of non-marketable options and restricted shares of the Company, and for information regarding the 2014 Equity Compensation Plan and the grants in prior years made under the said Plan, see Note 19 to our Audited Financial Statements.

For information with respect to share ownership of members of our Management and Supervisory Boards and our senior management see “Item 7 - Major Shareholders and Related (and Interested) Party Transactions”.

Item 7 – MAJOR SHAREHOLDERS AND RELATED (AND INTERESTED) PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table presents, as of February 28, 2021 (unless otherwise noted below), the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares and each of our directors and executive officers. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

ICL Group Limited 187

Unless otherwise indicated below, the address for each beneficial owner is c/o ICL Group Ltd., Millennium Tower, 23 Aranha Street, P.O. Box 20245 Tel Aviv, 6120201, Israel.

	Ordinary Shares Beneficially Owned(1)		Special State Share
Shareholders	Number	%	Number	%
Israel Corporation Ltd.(2)	587,178,758	45.85%**	-	-
State of Israel(3)	-	-	1	100%
Yoav Doppelt	10,254	*	-	-
Avisar Paz	8,463	*	-	-
Aviad Kaufman	-	*	-	-
Sagi Kabla	-	*	-	-
Ovadia Eli	77,913	*	-	-
Nadav Kaplan	13,337	*	-	-
Lior Reitblatt	40,292	*	-	-
Reem Aminoach	40,292	*	-	-
Ruth Ralbag	40,292	*	-	-
Tzipi Ozer Armon	8,111	*	-	-
Raviv Zoller(4)	337,023	*	-	-
Kobi Altman(5)	1,028,851	*	-	-
Lilach Geva Harel(6)	422,535	*	-	-
Ilana Fahima(7)	422,535	*	-	-
Eli Amon(8)	555,272	*	-	-
Nitzan Moshe(9)	136,512	*	-	-
Ofer Lifshitz(10)	1,012,115	*	-	-
Anantha Desikan(11)	435,613	*	-	-
Noam Goldstein(12)	765,855	*	-	-
Anat Tal-Ktalav(13)	858,546	*	-	-
Amir Meshulam(14)	231,163	*	-	-
Miri Mishor(15)	296,747	*	-	-

* Less than 1%

** For further information, please see section (2) below.

(1)
The percentages shown are based on 1,280,751,147 ordinary shares issued and outstanding as of February 28, 2021 (after excluding shares held by us or our subsidiaries). In accordance with SEC rules, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to options that are exercisable within 60 days of the date of February 28, 2021. Shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not considered outstanding for computing the percentage of any other person.

ICL Group Limited 188

(2)
Israel Corp. is a public company listed for trading on the Tel Aviv Stock Exchange (TASE). Based on the information provided by Israel Corp., Millenium Investments Elad Ltd. (“Millenium”) and Mr. Idan Ofer are considered as joint controlling shareholders of Israel Corp., for purposes of the Israeli Securities Law (each of Millenium and Mr. Idan Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director of Millenium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millenium, as detailed below). Millenium holds approximately 46.94% of the share capital in Israel Corp., which holds as at December 31, 2020 approx. 45.85% of the voting rights and issued share capital of the Company. Millenium is held by Mashat Investments Ltd. (“Mashat”) and by XT Investments Ltd. (“XT Investments”), with 80% and 20% holding rates in the issued share capital, respectively (It is noted that Mashat granted XT Investments a power of attorney for a fixed period (which is extendable) to vote according to XT's discretion at General Meetings of Millenium in respect of shares constituting 5% of the voting rights in Millenium). Mashat is wholly owned by Ansonia Holdings Singapore B.V. (“Ansonia”) which is incorporated in the Netherlands. Ansonia is a wholly owned subsidiary of Jelany Corporation N.V. (registered in Curaçao), which is a wholly owned subsidiary of the Liberian company, Court Investments Ltd. (“Court”). Court is wholly owned by a discretionary trust, in which Mr. Idan Ofer is the beneficiary. XT Investments is fully held by XT Holdings Ltd. (“XT Holdings”), a private company whose ordinary shares are held in equal shares by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and by Lynav Holdings Ltd., a company that is controlled by a discretionary trust in which Mr. Idan Ofer is the beneficiary. Mr. Ehud Angel holds, among other things, a special share that grants him, inter alia, under certain limitations and for certain issues, an additional vote on the Board of Directors of XT Holdings. In addition, Kirby Enterprises Inc., which is indirectly held by the same trust that holds Mashat, in which, as stated, Mr. Idan Ofer is the beneficiary, holds approximately 0.74% of the share capital of Israel Corp. Furthermore, Mr. Idan Ofer holds directly approximately 3.85% of the share capital of Israel Corp.

Even though Israel Corp. holds less than 50% of the Company’s ordinary shares, it still has decisive influence at the General Meetings of the Company’s shareholders and, effectively, it has the power to appoint directors and to exert significant influence with respect to the composition of the Company’s Board of Directors.

As of December 31, 2020, 256 million ordinary shares have been pledged by Israel Corporation to secure certain liabilities, almost entirely comprised of margin loans with an aggregate outstanding principal amount of $400 million.

(3)
For a description of the different voting rights held by the holder of the Special State Share, see “Item 10 - Additional Information— B. Memorandum, Articles of Association and Special State Share — The Special State Share.”

(4)	Includes 80,613 ordinary shares and 256,410 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(5)	Includes 112,703 ordinary shares and 916,148 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(6)	Includes 422,535 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(7)	Includes 422,535 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(8)	Includes 55,018 ordinary shares and 500,254 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(9)	Includes 28,536 ordinary shares and 107,976 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

ICL Group Limited 189

(10)	Includes 110,605 ordinary shares and 901,510 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(11)	Includes 55,970 ordinary shares and 379,643 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(12)	Includes 51,900 ordinary shares and 713,955 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(13)	Includes 87,310 ordinary shares and 771,236 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(14)	Includes 19,123 ordinary shares and 212,040 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(15)	Includes 41,937 ordinary shares and 254,810 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

Directors LTI: According to shareholder approval on April 23, 2020, each of the Company's directors (excluding Messrs. Yoav Doppelt, Aviad Kaufman and Sagi Kabla, who are officers of our controlling shareholder, Israel Corporation Ltd.), were granted an annual equity-based compensation award for 2020, in the form of restricted shares, for no consideration, with a value per grant of NIS 310,000 (approximately $96,400), or 25,389 restricted shares, as determined according to the closing price of our ordinary shares on the TASE on April 22, 2020 (being the trading day immediately preceding the grant date).  Vesting of the shares will be over a period of three years, starting January 1, 2020 (and January 16, 2020 for Ms. Ozer-Armon), in three equal annual installments. The foregoing award is in accordance with the Company’s Compensation Policy. As of January 2021, our directors' compensation model no longer includes an LTI component. For further information see Note 23 to our Audited Financial Statements and “Item 6 - Directors, Senior Management and Employees— E. Share Ownership”.

CoB LTI: For information regarding the equity-based incentive grant to our Executive Chairman of the Board, Mr. Yoav Doppelt, for 2019-2021, in the form of options, approved by the General Meeting of shareholders on May 29, 2019, see Note 19 to our Audited Financial Statements.

CEO LTI: For information regarding the equity-based incentive grant to our Chief Executive Officer, Mr. Raviv Zoller, for 2019-2021, in the form of options, approved by the shareholders on June 27, 2019, see Note 19 to our Audited Financial Statements.

Executive Officers LTI: For information regarding the equity-based grant in the form of options, granted in April 2019 to our executive office holders for the years 2019-2021, see Note 16 to our Audited Financial Statements.

ICL Group Limited 190

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

Pursuant to the Companies Law, extraordinary transactions with a controlling shareholder and extraordinary transactions in which a controlling shareholder has a personal interest, require the approval of the Audit Committee, or the Compensation Committee if such transaction is in connection with the terms of employment or service with the company, the Board of Directors and the shareholders of the company (unless a relief exists pursuant to the Israeli relief regulations concerning related parties transactions). The shareholder approval must be by a simple majority of all votes cast, provided that (i) such majority includes a simple majority of the votes cast by shareholders having no personal interest in the matter (excluding abstentions) or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed 2% of the total voting rights in the company

The Companies Law prohibits any director who has a personal interest in an extraordinary transaction from being present at the discussion and voting on such transaction in the Audit Committee or Board of Directors. Notwithstanding, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the directors or members of the Audit Committee have a personal interest in the approval of such transaction. If a majority of the members of the Board of Directors have a personal interest in the transaction, such transaction also requires shareholder approval.

Approval of Directors and Officer Compensation

Under the Companies Law, we are required to approve, at least once every three years, a compensation policy with respect to the terms of engagement of our directors and officers. Following the recommendation of our HR & Compensation Committee, the compensation policy must be approved by our Board of Directors and our shareholders. The shareholder approval must be by a simple majority of all votes cast, provided that (i) such majority includes a simple majority of the votes cast by non‑controlling shareholders and shareholders having no personal interest in the matter (excluding abstentions) or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed 2% of the total voting rights in the company, which is referred to as the “Special Majority for Compensation.” In general, the compensation terms of directors, the Chief Executive Officer and any employee or service provider who is considered a controlling shareholder, as well as a relative of a controlling shareholder, must be approved separately by the HR & Compensation Committee, the Board of Directors and the Shareholders (unless a relief exists pursuant to the Israeli Relief Regulation concerning Related Parties Transactions). Generally, shareholder approval is not required for director compensation payable in cash up to the maximum amount set forth in the Compensation Regulations governing the compensation of external directors. Generally, the compensation terms of officers who report directly to the Chief Executive Officer (who is not a director) require the approval of the HR & Compensation Committee and the Board of Directors, provided that the HR & Compensation Committee may approve an amendment to an existing arrangement of such an officer if it determines that the amendment is not material compared to the existing terms of compensation.

The Company’s Compensation Policy was approved by the general meeting of our shareholders on June 27, 2019 for a period of three years

According to the Companies Law, a compensation policy for a period exceeding three years requires approval by the Board once every three years, based on a recommendation of the Compensation Committee, as well as approval by the general meeting of shareholders by the Special Majority for Compensation.

ICL Group Limited 191

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

Controlling Shareholder

As of December 31, 2020, Israel Corporation holds approximately 44.9% of our outstanding ordinary shares and approximately 45.85% of the voting rights of our shareholders.

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

ICL Group Limited 192

Joint Insurance

For information regarding the Company's engagement in a directors’ and officers’ liability insurance policy, including with respect to the joint primary tier with Israel Corp., see "Item 6 – Directors, Senior Management and Employees – C. Board Practices – Insurance and Indemnification."

Management Fees to Controlling Shareholder

We pay our parent company, Israel Corp., annual management fees for management services, which include service of board members and ongoing general consulting services, such as professional, financial, strategic, legal and managerial advice. The parties may agree to expand the management services to additional areas.

On April 24, 2018, our shareholders approved the renewal of the management services agreement between us and Israel Corp. for the supply of management services, for an annual management fee of $1 million plus VAT, which was in effect until December 31, 2020. At the request of Israel Corp., in view of the impact of the COVID-19 pandemic on the market and economy, and due to its personal commitment and sense of responsibility for the Company's support efforts towards our employees and the communities in which we operate, the annual management fee was reduced by 10% during the six-month period of July-December 2020. On November 9, 2020, November 11, 2020 and January 5, 2021, our Audit and Accounting Committee, Board of Directors and shareholders, respectively, approved the renewal of the management services agreement effective as of January 1, 2021, for an additional term of three years, expiring on December 31, 2023. According to the renewed management services agreement, the annual management fee to be paid to Israel Corp. for each calendar year shall continue to be $1 million plus VAT, payable on a monthly basis. Such amount includes the overall value of the cash and equity compensation for the service of our directors who are office holders of Israel Corp. (except for the separate compensation arrangement between the Company and our Executive Chairman of the Board, Mr. Yoav Doppelt, as approved by our shareholders in May 2019, and as may be amended by shareholder approval from time to time). The Audit & Accounting Committee will continue to annually examine the reasonableness of the management fees paid in the previous year against the management services actually provided by Israel Corp. to the Company in the same year. On February 28, 2021, the Audit & Accounting Committee examined the management services that were actually rendered in 2020 against the management fees paid in that year and concluded that the fees were reasonable.

Deposit agreement with the Controlling shareholder

For details regarding a deposit agreement with our controlling shareholder, Israel Corp., see Note 23 to our Audited Financial Statements.

ICL Group Limited 193

Relationships with Other Companies

Gas Purchase Agreement: In December 2017, we entered into a gas purchase agreement with Energean PLC (“Energean”), the owner of the Karish/Tanin natural gas fields in Israel, under which Energean will supply the Company with natural gas at a quantity of up to 13 BCM, at a value of $1.8 billion, over a period of 15 years, which will commence as of the date of its operation, to be used in the operation of the Company's power plant in Sodom and its other facilities in Israel (the "Agreement"). The negotiations of the Agreement were conducted by ICL jointly with two other Israeli companies affiliated with our controlling shareholder, Israel Corp.: Oil Refineries Ltd., an Israeli company public traded on the TASE and controlled by Israel Corp. (“Bazan”) and OPC Energy Ltd. (“OPC”), eventually leading to separate final agreements of each of such companies with Energean. The Agreement was examined and approved by an independent committee, composed of external and independent directors of the Company, by the Audit and Accounting Committee and by the Board of Directors, in several meetings. Due to the joint negotiations with Bazan and OPC, the Agreement was approved by our shareholders on February 22, 2018, as an extraordinary transaction (as defined in the Companies Law) in which our controlling shareholder has a personal interest, by a special majority, in accordance with the Companies Law.

Further to Energean's "Force Majeure" announcement from February 2020, that potential delays are expected in the supply of natural gas due to COVID-19 impacts on its production, in January 2021, Energean updated that the gas supply will be postponed until the second half of 2021, as announced in June 2020, subject to increasing the availability of the relevant manpower needed for its operations. Otherwise, the gas supply will be further postponed until the first quarter of 2022.

Following the "Force Majeure" notice, in October 2020, an agreement was signed with, the owner of Tamar gas field in Israel, to supply natural gas in the interim period, until full gas supply is maintained from Energean, at a price of about $4 per MMBTU ("the bridge agreement"). The bridge agreement is in effect until July 2022, with an extension option until December 31, 2022. If the commercial operation of Karish and Tanin reservoirs commences before the end of the bridge agreement, we can consume all the quantities we have committed to through the agreement with Enegean. In case Energean is unable to supply the agreed quantities, we are entitled to consume them under the bridge agreement by the end of 2022. Due to the joint negotiations with Bazan, for the sake of caution and good order only, although the Audit and Accounting Committee determined that the bridge agreement does not constitute an extraordinary transaction (as defined in the Companies Law), on October 14, 2020, the bridge agreement was approved by ICL's shareholders, by a special majority. Given the above mentioned, no significant impact is expected on the Company following the said delay. For further information, see Note 18 to our Audited Financial Statements.

Other Immaterial Transactions in the Ordinary Course of Business: The Company further engages, from time to time, in its ordinary course of business, in various transactions with related parties, such as purchase of marine transportations services, sale of products, purchase of raw materials for its operations, receipt of banking services, etc. We do not deem these transactions as material for the Company, they are not viewed as unusual in their nature or conditions and they are all classified as "ordinary" transactions under Israeli law.

ICL Group Limited 194

The table below sets forth certain income statement information with respect to balances of our related party transactions.

For the year ended December 31
2020	2019	2018
$ millions	$ millions	$ millions
Sales	3	4	5
Cost of sales	3	8	19
Selling, transport and marketing expenses	7	10	7
Financing expenses (income), net	(1)	(1)	3
General and administrative expenses	1	1	1
Management fees to the parent company	1	1	1

The table below sets forth certain balance sheet information with respect to balances of our related party transactions

As at December 31
2020	2019
$ millions	$ millions
Other current assets	35	27

Other current liabilities	2	2

For further information regarding our related party transactions, see Note 23 to our Audited Financial Statements.

Option Plans

For a description of the Option Plans see “Item 6 - Directors, Senior Management and Employees—E. Share Ownership”.

C. INTERESTS OF EXPERTS AND COUNSEL
Not Applicable.

ICL Group Limited 195

Item 8 – FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The fixed operating costs for the years ended December 31, 2020, 2019 and 2018 amounted to approximately $2,349 million, $2,316 million and $2,188 million, respectively. The variable operating costs for the years ended December 31, 2020, 2019 and 2018 amounted to approximately $2,492 million, $2,199 million and $1,849 million, respectively.

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

ICL and some of its subsidiaries have been declared a monopoly in Israel in the following areas: potash, phosphoric acid, sulphuric acid, ammonia, chemical fertilizers, phosphate fertilizers, phosphates, bromine and bromine compounds. Due to their having been declared monopolies, ICL and its subsidiaries are subject to limitations set forth in Chapter 4 of the Economic Competition Law, 1988 (formerly, Restrictive Business Practices Law, 1988), most significantly its prohibition on monopolies against abusing their positions as monopolies. In 2020 and 2019 approximately 5% of our revenue derived from Israeli sales and, therefore, in our estimation, and without derogating from the legal implications of the above-mentioned declaration, on the whole, the said declaration does not have a material impact on us. We also have an internal antitrust compliance program in place.

ICL Group Limited 196

Legal Proceedings

Tax Proceedings

For information regarding our tax proceedings, see Note 15D to our Audited Financial Statements.

Derivative Actions

1.
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

The applicant argues that Bazan should have certified the Tamar Transaction as a "Controlling Shareholder" transaction and that the Company and OPC enjoyed Bazan's economic advantages in the Energean Transaction and thus must compensate it. On August 7, 2018, all the defendants filed their responses with the court. On April 15, 2019, the applicant's response was filed. A Preliminary hearing was convened on September 15, 2019. The Evidentiary hearings convened on July 5, 2020, November 25, 2020 and January 3, 2021 and are scheduled to continue in June and July 2021.

In light of the early stage of this proceeding, the chances and risks involved cannot be estimated. However, on the surface it seems that the Company has good defense arguments.

2.
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

The Company filed its Answer to the Application on June 8, 2018 to which the Applicant filed its response on September 12, 2018. The parties agreed on a procedural arrangement and filed each its summaries to court, last filed by the Applicant on April 28,2019.  On December 15, 2019 the Company submitted to court a notice on a mediation agreement reached between DSW and Maatz ending all disputes between them to which the Applicant filed a response on December 16, 2019. On May 21, 2020, the Tel Aviv District Court rejected the application for a derivative action.

ICL Group Limited 197

Other Claims

1.
According to the announcement issued by the Company on May 10, 2017, ICL Europe Coöperatief U.A. (“ICL Europe”), a subsidiary of the Company, filed a Notice of Arbitration against the Federal Democratic Republic of Ethiopia ("Ethiopia") under the Agreement of Encouragement and Reciprocal Protection of Investments between the Ethiopia and the Kingdom of the Netherlands ("the Ethiopia- Netherlands BIT"). A three-member arbitration tribunal ("Tribunal") was constituted under the Arbitration Rules of the United Nations Commission on International Trade Law ("UNCITRAL Rules") to hear the case, which is being administered by the Permanent Court of Arbitration located in The Hague, the Netherlands. Following ICL Europe's filing of Notice of Arbitration on May 10, 2017 and Ethiopia's response thereto on June 12, 2017, ICL Europe submitted to the Tribunal on June 19, 2018, its Statement of Claim seeking compensation in the amount of $181 million plus interest for damage its claims as a result of Ethiopia's coercive, arbitrary, discriminatory and unlawful conduct, culminating in the imposition without legal basis of a purported tax on ICL Europe's indirectly owned Ethiopian company, Allana Potash Afar Plc, and Ethiopia's violation of multiple provisions of the Ethiopia- Netherlands BIT, including the requirements to accord fair and equitable treatment to ICL Europe's investment, to provide full protection and security to ICL Europe's investment and not to expropriate unlawfully ICL Europe's investment. Ethiopia submitted to the Tribunal on October 19, 2018, its Statement of Defense and Objections to Jurisdiction. Among other things, Ethiopia argues that ICL Europe failed to make its investment in compliance with Ethiopian law and that the Tribunal lacks jurisdiction under the Ethiopia-Netherlands BIT as a result, that the challenged tax was lawful and does not provide a basis for presenting a claim under the Ethiopia- Netherlands BIT and that ICL terminated its investment for reasons unrelated to any of the alleged unlawful acts and omissions of Ethiopia. On August 12, 2019, ICL submitted its Reply in support of its claims against Ethiopia and in response to which Ethiopia submitted on November 25, 2019 its Rejoinder. Due to the emergence of the COVID-19 pandemic the Tribunal decided on June 19, 2020 that the hearing would proceed in two phases, in August and December 2020, with the first phase to proceed by videoconference and with the examination of Ethiopia’s fact witnesses deferred to the second phase of the hearing. On August 13, 2020, the first phase was completed and on December 8, 2020, the second phase was completed (also by videoconference). It is not possible to predict the outcome of this proceeding at this time.

2.
In August 2019, the Company's subsidiaries: Rotem Amfert Negev Ltd., Dead Sea Works Ltd. and Bromine Compounds Ltd. (the “Applicants”) filed an application to join the Petition (the "Application") that was filed by the Manufacturers Association of Israel with the Be’er Sheva District Court in May 2019 (the “Petition”), on behalf of its members' operations in the Ashdod Port in Israel, including the Applicants, against the decision to approve a plan for the construction of a residential area in proximity to the Ashdod Port and facilities thereof (the "Plan"). The Company's Application was denied by the Court, however, on November 10, 2019, the Court rendered its ruling whereby it accepted the Petition and cancelled the decision to approve the Plan. On December 23, 2019 the Ashdod Municipality and the Ashdod Local Planning and Building Committee have appealed to the Supreme Court (the "Appeal"). On November 29, 2020, the parties to the Appeal reached a settlement agreement by which the district court's ruling will be revoked, the Plan will take effect and the Land Authority undertakes not to market some of the plots in the Plan (those near the port) for residential purposes. The Land Authority has kept the option for planning change of those plots and in such case the parties reserve all rights and claims in respect to such planning change. On the same day the Supreme Court gave effect of a judgment to the settlement agreement entered by the parties.

For information regarding significant claims and legal proceeding, which are pending against the Group, see Note 18 to our Audited Financial Statements.

ICL Group Limited 198

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

The amount of distributable profits as of December 31, 2020 amounted to $3,492 million. The terms of certain of our existing liabilities require us to maintain a minimum level of the Company’s equity, which could restrict our ability to pay dividends in the future. See Note 13D to our Audited Financial Statements for further information regarding covenants in our loan agreements and their impact on our ability to pay dividends. In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits and only if there is no reasonable concern that such distribution will prevent us from meeting our existing and future obligations when they become due. Generally, dividends paid by an Israeli company are subject to an Israeli withholding tax. For a discussion of certain tax considerations affecting dividend payments, see “Item 10 - Additional Information— E. Taxation”.

B. SIGNIFICANT CHANGES

To the best of our knowledge, no significant changes have occurred since the date of our consolidated financial statements.

ICL Group Limited 199

Item 9 – THE OFFER AND LISTING

A.OFFER AND LISTING DETAILS

Not applicable.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our ordinary shares are listed on the NYSE and on the TASE under the symbol “ICL.”

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

Item 10 – ADDITIONAL INFORMATION

A. SHARE CAPITAL

As of December 31, 2020, our authorized share capital consisted of 1,484,999,999 ordinary shares, par value NIS 1 per share, of which 1,305,140,778 ordinary shares were issued and outstanding (including shares held by us or our subsidiaries), and 1 Special State Share, par value NIS 1 per share, issued and outstanding. All of our outstanding shares have been lawfully issued and are fully paid. As of December 31, 2020, 24,589,836 ordinary shares were held by us or our subsidiaries. Shares acquired by our subsidiaries prior to February 2000 have both economic rights and voting rights. However, in accordance with Israeli law, ordinary shares issued to our subsidiaries or purchased by our subsidiaries after February 2000 have economic rights but not voting rights. Shares held by us have no economic rights or voting rights. Therefore, out of the ordinary shares held by us or our subsidiaries as of December 31, 2020, 24,589,836 have no voting rights.

As of December 31, 2020, an additional quantity of approximately 27 million ordinary shares were issuable upon the exercise of outstanding options granted to our officers and employees at a weighted average exercise price of approximately ILS 16.29 (about $5.07) per share. The weighted average exercise price of the outstanding vested options is approximately ILS 13.89 (about $4.32) per share. For further information about the issuance of options and restricted shares to officers and senior employees and their exercise in 2019-2020, as well as the issuance of restricted shares to directors and approval of the issuance of restricted shares to directors, see Note 19 to our Audited Financial Statements and “Item 6 - Directors, Senior Management and Employees— E. Share Ownership”.

In 2020, approximately 1 million options under our equity compensation plans were exercised into approximately 0.1 million ordinary shares. In 2019, approximately 1 million options under our equity compensation plants were exercised into approximately 0.2 million ordinary shares. In 2018, approximately 0.7 million options under our equity compensation plants were exercised into approximately 0.15 million ordinary shares.

 ICL Group Limited 200

B. MEMORANDUM, ARTICLES OF ASSOCIATION AND SPECIAL STATE SHARE

Our shareholders adopted the Articles of Association attached as Exhibit 3.2 to our registration statement on Form F-1 (File no. 333-198711) filed with the SEC on September 12, 2014.

We incorporate by reference into this Annual Report the description of our Amended and Restated Articles of Association, which became effective upon the closing of our initial public offering in the Unites States and listing on the NYSE, contained in Exhibit 2.1 of this Annual Report. Such description sets forth a summary of certain provisions of our Articles of Association as currently in effect.

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

In addition to the above, the consent of the holder of the Special State Share is required for the ownership of any shares that grant their holder the right, ability or practical potential to appoint, directly or indirectly, 50% or more of our directors, and such appointments will not be valid as long as such consent has not been obtained.

 ICL Group Limited 201

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

◾
To preserve the character of the Company and its subsidiaries ICL Dead Sea, ICL Rotem, Dead Sea Bromine Company, Bromine Compounds and Tami as Israeli companies whose centers of business and management are in Israel. In our estimation, this condition is met.

◾
To monitor the control over minerals and natural resources, for purposes of their efficient development and utilization, including maximum utilization in Israel of the results of investments, research and development.

◾
To prevent acquisition of a position of influence in the Company or the foregoing Israeli subsidiaries by hostile entities or entities likely to harm the foreign and security interests of the State of Israel.

◾
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

During the second half of 2018, an inter-ministry team has been established, headed by the Ministry of Finance, whose purpose is, among other things, to regulate the authority and supervision in respect of the Special State of Israel Share, as well as reduce the regulatory burden. In 2019, the work of this team was suspended until further notice due to the dissolution of the Knesset and lack of permanent Government. As at the date of the report, the Company is unable to estimate when or whether the team will recommence and what are the implications of this process over the Company, if any. An additional array of regulatory provisions may increase the uncertainty in managing our operations relating to natural resources in Israel and may have a material adverse effect on our business, our financial condition and results of operations.

ICL Group Limited 202

C. MATERIAL CONTRACTS

Except as otherwise disclosed in this Annual Report, we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D. EXCHANGE CONTROLS

There are currently no Israeli currency control restrictions on the remittance of dividends, interest or other payments with respect to our ordinary shares to non-residents of Israel or on the proceeds from the sale of the shares, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

E. TAXATION

Israeli Tax Considerations

Taxation of companies in Israel

For information in respect of the taxation of companies in Israel, including issues regarding the income tax rates, tax benefits under the Israeli Law for the Encouragement of Capital Investments, the Law for the Encouragement of Industry (Taxation) and the Law for Taxation of Profits from Natural Resources, see Note 15 to our Audited Financial Statements.

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

ICL Group Limited 203

Israeli Residents

Generally, as of January 1, 2012, the tax rate applicable to capital gains derived from a sale of shares, whether listed on a stock market or not, is the regular corporate tax rate in Israel applicable for Israeli companies (23% since 2018) and 25% for Israeli individuals, unless such individual shareholder is considered a “significant shareholder” at any time during the 12‑month period preceding such sale, in which case the tax rate will be 30%. A “significant shareholder” is defined as one who holds, directly or indirectly, including together with others, at least 10% of any means of control in the company. However, different tax rates will apply to dealers in securities. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares.

As of January 1, 2017, individuals (both foreign or Israeli) taxpayers having taxable income of above 651,600 (for 2020) in a certain tax year will be subject to an additional tax payment at the rate 3% on the portion of their taxable income for such tax year that is in excess of such threshold. For this purpose, taxable income includes inter alia taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

ICL Group Limited 204

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

As of January 1, 2017, individuals (both foreign or Israeli) taxpayers having taxable income of above 651,600 NIS (for 2020) in a certain tax year will be subject to an additional tax payment at the rate 3% on the portion of their taxable income for such tax year that is in excess such threshold.

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

ICL Group Limited 205

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

ICL Group Limited 206

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

ICL Group Limited 207

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

Based on the manner in which we operate our business, we believe that we were not a PFIC for 2020. However, because PFIC status depends on the composition and character of a company’s income and assets and the value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

ICL Group Limited 208

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

ICL Group Limited 209

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

For financial assets and financial liabilities in currencies that are not the functional currency of our subsidiaries, our policy is to try and minimize this exposure as much as possible using various hedging instruments. We do not hedge against some severance pay liabilities, lease liabilities (IFRS 16) or tax balances, since they are long-term exposures. In addition, we do not use hedging instruments to hedge the prices of our products. For hedging against projected income and expenses in currencies that are not in the functional currency of our subsidiaries, price changes of energy products, marine shipping costs and interest rates, our policy is to hedge part of the exposure, as described below.

We regularly monitor the extent of our exposure for the various risks described below and we execute hedging activities according to our hedging policy with reference to the actual developments and expectations in the various markets.

We use financial instruments and derivatives for hedging purposes only. These hedging instruments reduce our exposure as described above. Most of these transactions do not meet the hedging conditions provided in IFRS, and therefore they are measured at fair value, and changes in the fair value are charged immediately to earnings. The counterparties for our derivatives transactions are banks or financial institutes. We believe the credit risk in respect thereof is small.

For further information about our hedging activities, see Note 21 to our Audited Financial Statements.

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

ICL Group Limited 210

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

Our subsidiaries have severance pay liabilities that are denominated in the local currency, and in Israel they are sometimes also affected by rises in the CPI. Our subsidiaries in Israel have reserves to cover part of these liabilities. The reserves are denominated in NIS and affected by the performance of the funds in which the sums are invested. As a result, we are exposed to changes in the exchange rates of the U.S. dollar against various local currencies in respect of net liabilities for severance pay. For further information regarding our hedging policy, see "Item 11 – Quantitative and Qualitative Disclosures about Market Risk– Risk Management".

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

Explanations of the main changes between the periods

Exchange rate:

As at December 31, 2020, the positive fair value of the derivative instruments with respect to exchange rates was about $97 million compared to a positive fair value of $58 million as at December 31, 2019. As a result, in 2020, an income of about $39 million was recorded with respect to these transactions.

ICL Group Limited 211

Energy:

As at December 31, 2020, the positive fair value of the derivative instruments with respect to energy costs was about $0.5 million compared to a positive fair value of $1 million as at December 31, 2019. As a result, in 2020, an expense of about $1.5 million was recorded with respect to these transactions.

Dry bulk marine shipping:

As at December 31, 2020, the negative fair value of the derivative instruments with respect to dry bulk marine shipping is almost nil compared to a negative fair value of $2.8 million as at December 31, 2019. As a result, in 2020, an income of about $2.8 million was recorded with respect to these transactions.

The tables below set forth the sensitivity of our derivative instruments and certain balance sheet items to 5% and 10% increases and decreases in the exchange rates as at December 31, 2020.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
USD/NIS	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(0.2)	(0.1)	2.2	0.1	0.2
Trade receivables	(5.3)	(2.8)	58.0	3.1	6.4
Receivables and debit balances	(0.6)	(0.3)	6.7	0.4	0.7
Credit from banks and others	3.3	1.7	(35.8)	(1.9)	(4.0)
Trade payables	29.6	15.5	(325.8)	(17.1)	(36.2)
Other payables	1.5	0.8	(17.0)	(0.9)	(1.9)
Long-term loans	12.4	6.5	(135.9)	(7.2)	(15.1)
Fixed rate debentures	67.9	35.6	(747.4)	(39.3)	(83.0)
Options	(26.1)	(13.6)	11.2	19.2	43.9
Forward	(39.0)	(20.4)	8.1	22.6	47.7
Swap	(81.7)	(43.0)	115.2	47.8	101.0
Total	(38.2)	(20.1)	(1,060.5)	26.8	59.7

ICL Group Limited 212

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
EUR/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(1.2)	(0.6)	12.8	0.7	1.4
Short term deposits and loans	(0.5)	(0.2)	5.0	0.3	0.6
Trade receivables	(20.7)	(10.8)	227.4	12.0	25.3
Receivables and debit balances	(3.7)	(1.9)	40.6	2.1	4.5
Long-term deposits and loans	(0.2)	(0.1)	2.5	0.1	0.3
Credit from banks and others	6.4	3.3	(70.0)	(3.7)	(7.8)
Trade payables	14.9	7.8	(163.5)	(8.6)	(18.2)
Other payables	6.2	3.2	(68.0)	(3.6)	(7.6)
Long-term loans from banks	3.3	1.7	(35.9)	(1.9)	(4.0)
Options	3.8	2.1	(1.5)	(2.8)	(6.1)
Forward	13.6	7.1	(0.1)	(7.9)	(16.6)
Swap	33.4	17.5	(41.1)	(19.4)	(40.9)
Total	55.3	29.1	(91.8)	(32.7)	(69.1)

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
GBP/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(0.5)	(0.2)	5.0	0.3	0.6
Trade receivables	(3.2)	(1.7)	35.1	1.8	3.9
Credit from banks and others	7.7	4.0	(84.7)	(4.5)	(9.4)
Trade payables	2.0	1.0	(21.5)	(1.1)	(2.4)
Other payables	0.3	0.2	(3.6)	(0.2)	(0.4)
Long-term loans	2.0	1.1	(22.3)	(1.2)	(2.5)
Swap	(6.2)	(3.3)	5.0	3.6	7.6
Options	(0.8)	(0.4)	0.4	0.5	1.1
Forward	(2.5)	(1.3)	0.3	1.4	3.0
Total	(1.2)	(0.6)	(86.3)	0.6	1.5

ICL Group Limited 213

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
BRL/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(0.6)	(0.3)	6.4	0.3	0.7
Trade receivables	(1.9)	(1.0)	21.4	1.1	2.4
Trade payables	1.0	0.5	(11.0)	(0.6)	(1.2)
Long-term deposits and loans	(0.3)	(0.2)	3.6	0.2	0.4
Other payables	0.0	0.0	(0.1)	0.0	0.0
Long-term loans from banks	0.8	0.4	(8.9)	(0.5)	(1.0)
Options	(0.2)	(0.2)	0.2	0.2	0.2
Forward	0.1	0.0	0.0	(0.1)	(0.1)
Total	(1.1)	(0.8)	11.6	0.6	1.4

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
CNY/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(5.5)	(2.9)	60.2	3.2	6.7
Short term investments and deposits	(0.3)	(0.2)	3.7	0.2	0.4
Trade receivables	(4.6)	(2.4)	51.1	2.7	5.7
Investments at fair value through other comprehensive income	(12.3)	(6.5)	135.7	7.1	15.1
Trade payables	6.0	3.2	(66.3)	(3.5)	(7.4)
Other payables	2.4	1.2	(26.0)	(1.4)	(2.9)
Credit from banks and others	5.6	2.9	(61.9)	(3.3)	(6.9)
Long-term loans (CNY)	5.4	2.8	(59.8)	(3.1)	(6.6)
Forward	2.1	1.1	(0.2)	(1.2)	(2.6)
Total	(1.2)	(0.8)	36.5	0.7	1.5

The tables below set forth the sensitivity of our derivative instruments and certain balance sheet items to 5% and 10% increases and decreases in the exchange rates as at December 31, 2019.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
USD/NIS	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(0.3)	(0.2)	3.7	0.2	0.4
Short term deposits and loans	0.0	0.0	0.1	0.0	0.0
Trade receivables	(4.5)	(2.4)	49.5	2.6	5.5
Receivables and debit balances	(0.3)	(0.1)	3.1	0.2	0.3
Credit from banks and others	4.4	2.3	(48.5)	(2.6)	(5.4)
Trade payables	22.4	11.7	(246.6)	(13.0)	(27.4)
Other payables	4.3	2.2	(47.0)	(2.5)	(5.2)
Long-term loans	7.1	3.7	(77.6)	(4.1)	(8.6)
Fixed rate debentures	43.3	22.7	(476.5)	(25.1)	(52.9)
Options	(37.5)	(8.1)	3.5	22.0	51.9
Forward	(28.1)	(14.7)	0.4	16.3	34.4
Swap	(51.8)	(27.1)	57.6	30.0	63.4
Total	(41.0)	(10.0)	(778.3)	24.0	56.4

ICL Group Limited 214

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
EUR/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(1.7)	(0.9)	19.1	1.0	2.1
Short term deposits and loans	(0.1)	0.0	0.6	0.0	0.1
Trade receivables	(16.0)	(8.4)	176.5	9.3	19.6
Receivables and debit balances	(1.5)	(0.8)	16.2	0.9	1.8
Long-term deposits and loans	(0.1)	(0.1)	1.1	0.1	0.1
Credit from banks and others	8.6	4.5	(95.0)	(5.0)	(10.6)
Trade payables	16.2	8.5	(178.5)	(9.4)	(19.8)
Other payables	4.0	2.1	(44.0)	(2.3)	(4.9)
Long-term loans from banks	6.6	3.4	(72.1)	(3.8)	(8.0)
Options	4.2	1.9	0.2	(1.8)	(4.3)
Forward	6.8	3.2	(0.7)	(2.9)	(5.6)
Swap	45.0	22.5	(2.5)	(22.5)	(45.0)
Total	72.0	35.9	(179.1)	(36.4)	(74.5)

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
GBP/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(0.4)	(0.2)	4.4	0.2	0.5
Trade receivables	(3.4)	(1.8)	37.0	1.9	4.1
Receivables and debit balances	0.0	0.0	0.0	0.0	0.0
Credit from banks and others	1.6	0.9	(18.1)	(1.0)	(2.0)
Trade payables	2.0	1.0	(21.8)	(1.1)	(2.4)
Other payables	0.3	0.2	(3.7)	(0.2)	(0.4)
Options	(1.5)	(0.4)	0.2	0.6	1.2
Forward	(3.6)	(1.7)	0.4	1.5	3.0
Total	(5.0)	(2.0)	(1.6)	1.9	4.0

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
GBP/EUR	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Forward	(0.5)	(0.3)	0.0	0.3	0.6

ICL Group Limited 215

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
BRL/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(0.5)	(0.3)	5.9	0.3	0.7
Trade receivables	(2.0)	(1.0)	22.0	1.2	2.4
Trade payables	0.8	0.4	(9.2)	(0.5)	(1.0)
Other payables	0.0	0.0	(0.3)	0.0	0.0
Long-term loans from banks	1.0	0.5	(11.0)	(0.6)	(1.2)
Forward	1.7	0.9	(0.2)	(1.0)	(2.0)
Total	1.0	0.5	7.2	(0.6)	(1.1)

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
CNY/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Cash and cash equivalents	(3.0)	(1.6)	33.0	1.7	3.7
Trade receivables	(4.4)	(2.3)	48.0	2.5	5.3
Receivables and debit balances	(3.7)	(1.9)	40.5	2.1	4.5
Trade payables	7.2	3.8	(79.2)	(4.2)	(8.8)
Other payables	1.1	0.6	(12.2)	(0.6)	(1.4)
Credit from banks and others	4.3	2.2	(46.8)	(2.5)	(5.2)
Forward	2.5	1.3	(0.2)	(1.5)	(3.1)
Long-term loans (CNY)	5.8	3.0	(63.7)	(3.4)	(7.1)
Total	9.8	5.1	(80.6)	(5.9)	(12.1)

ICL Group Limited 216

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

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the USD interest rate as at December 31, 2020.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%

Fixed-USD interest debentures	108.0	55.8	(1,419.1)	(59.8)	(124.0)
Swap transactions	5.9	3.0	(13.1)	(3.0)	(6.1)
NIS/USD swap	36.6	18.8	115.2	(19.5)	(39.5)
GBP/USD swap	0.2	0.1	5.0	(0.1)	(0.2)
EUR/USD swap	(0.9)	(0.5)	(41.1)	0.5	1.0
Total	149.8	77.2	(1,353.1)	(81.9)	(168.8)

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

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the NIS interest rate as at December 31, 2020.

Sensitivity to changes in the shekel interest rate	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%

Fixed-interest long-term loan	1.9	0.9	(135.9)	(1.0)	(1.9)
Fixed rate debentures	31.6	16.2	(747.4)	(17.1)	(35.1)
NIS/USD swap	(42.4)	(22.1)	115.2	23.8	49.0
Total	(8.9)	(5.0)	(768.1)	5.7	12.0

ICL Group Limited 217

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

The table below sets forth the sensitivity of instruments hedging energy price risks to 5% and 10% increases and decreases in energy prices as of December 31, 2020.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Energy hedges	0.0	0.0	(0.5)	0.0	0.0

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

ICL Group Limited 218

Marine Shipping Price Risk

We are shipping substantial amounts of goods worldwide using marine shipments. We execute some hedging transactions to reduce some of our exposure to marine bulk shipping prices.

As of 31.12.20 there are no hedging transaction for marine shipping. The table below sets forth the sensitivity of instruments hedging marine shipping price risk to 5% and 10% increases and decreases in marine shipping prices as of December 31, 2020.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Marine shipping hedges	0.0	0.0	0.0	0.0	0.0

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

ICL Group Limited 219

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

Our management, including our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of ICL’s internal control over financial reporting as of December 31, 2020. In making this assessment, our management used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013 (COSO). Based on such assessment, our management has concluded that, as of December 31, 2020, ICL’s internal control over financial reporting is effective based on those criteria.

ICL Group Limited 220

C. Attestation Report of the Registered Public Accounting Firm

Somekh Chaikin, member firm of KPMG International, an independent registered public accounting firm, has audited and reported on the effectiveness of ICL’s internal controls over financial reporting as of December 31, 2020. See Somekh Chaikin’s attestation report on page F-2 of this annual report.

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

Item 16B – CODE OF ETHICS

Our Board of Directors have adopted a Code of Conduct that applies to our Board of Directors, senior management and employees, including our chief executive officer, chief financial officer, controller and any other persons who perform similar functions for us. Our Code of Ethics is available, on our website, www.icl-group.com. We intend to disclose future amendments to our code of ethics, or any waivers of such code, on our website or in public filings. The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Annual Report.

ICL Group Limited 221

Item 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member of KPMG International, has served as our independent registered public accounting firm for 2020 and 2019. Following are KPMG International's fees for professional services in each of the respective fiscal years:

2020	2019
US$ thousands	US$ thousands
Audit fees(1)	4,739	4,595
Audit-related fees(2)	146	150
Tax fees(3)	1,643	1,788
Total	6,528	6,533

(1) Audit fees are the aggregate fees billed or expected to be billed for the audit of our annual financial statements. This category also includes services that are generally provided by the independent accountant, such as consents and review of documents filed with the SEC.

(2) Audit-related Fees are the aggregate fees billed for assurance and related services rendered during the years ended December 31, 2020 and 2019, that are reasonably related to the performance of the audit and are not reported under audit fees. These fees include mainly audits of financial statements of a carve-out entity in anticipation of a divestiture and accounting consultation on proposed transactions.

(3) Tax fees are the aggregate fees billed for professional services rendered during the years ended December 31, 2020 and 2019, rendered for tax compliance, tax advice, and tax planning, assistance with tax audits and appeals.

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

ICL Group Limited 222

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

•
Nominating/Corporate Governance Committee.  Under Section 303A.04 of the LCM, a U.S. domestic listed company, other than a controlled company, must have a nominating/corporate governance committee composed entirely of independent directors. Our controlling shareholder, Israel Corporation, has significant control over the appointment of our directors (other than external directors).

•
Equity Compensation Plans. Under Section 303A.08 of the LCM, shareholders must be given the opportunity to vote on all equity‑compensation plans and material revisions thereto, with certain limited exemptions as described therein. We follow the requirements of the Companies Law, under which approval of equity compensation plans and material revisions thereto is within the authority of our HR & Compensation Committee and the Board of Directors. However, under the Companies Law, any compensation to directors, the chief executive officer or a controlling shareholder or another person in which a controlling shareholder has a personal interest, including equity compensation plans, generally requires the approval of the compensation committee, the board of directors and the shareholders, in that order. Under the Companies Law, the compensation of directors and officers is generally required to comply with a shareholder‑approved compensation policy, which is required, among other things, to include a monetary cap on the value of equity compensation that may be granted to any director or officer.

ICL Group Limited 223

•
Shareholder Approval of Securities Issuances. Under Section 312.03 of the LCM, shareholder approval is a prerequisite to (a) issuing ordinary shares, or securities convertible into or exercisable for ordinary shares, to a related party, a subsidiary, affiliate or other closely related person of a related party or any company or entity in which a related party has a substantial interest, if the number of ordinary shares to be issued exceeds either 1% of the number of ordinary shares or 1% of the voting power outstanding before the issuance, and (b) issuing ordinary shares, or securities convertible into or exercisable for ordinary shares, if the ordinary share has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance or the number of ordinary shares to be issued is equal to or in excess of 20% of the number of ordinary shares before the issuance, in each case subject to certain exceptions. We seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, which are different from the requirements for seeking shareholder approval under Section 312.03 of the LCM. Under the Companies Law, shareholder approval is a prerequisite to any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest. Under the Companies Law, shareholder approval is also a prerequisite to a private placement of securities if it will cause a person to become a controlling shareholder or in case all of the following conditions are met:

•	The securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance;

•	Some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

•	The transaction will increase the relative holdings of a 5% shareholder or will cause any person to become, as a result of the issuance, a 5% shareholder.

Except as stated above, we intend to comply with virtually all the rules applicable to U.S. companies listed on the NYSE. We may decide in the future to use additional and/or other foreign private issuer exemptions with respect to some or all of the other NYSE listing requirements. Following governance practices of our home country, Israel, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under NYSE listing requirements applicable to domestic issuers. For further information, see “Item 3 - Key Information— D. Risk Factors— As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and NYSE requirements, which may result in less protection than is afforded to investors under rules applicable to domestic issuers”.

ICL Group Limited 224

Item 16H – MINE SAFETY DISCLOSURE
Not applicable.

Item 17 – FINANCIAL STATEMENTS
See “Item 18 - Financial Statements”.

Item 18 – FINANCIAL STATEMENTS
See page F-1.

Item 19 – EXHIBITS
We have filed certain exhibits to our Form 20-F filed with the SEC, which are available for perusal at: www.sec.gov.

ITEM 19 – EXHIBITS

1.1
Memorandum of Association of ICL Group Ltd. (unofficial translation from original Hebrew) (Incorporated by reference to Exhibit 99.2 to our report on Form 6-K filed with the Securities and Exchange Commission on May 7, 2020).

1.2
Articles of Association of ICL Group Ltd. (unofficial translation from original Hebrew) (Incorporated by reference to Exhibit 99.3 to our report on Form 6-K filed with the Securities and Exchange Commission on May 7, 2020).

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

4.3
Compensation Policy for Directors and Officers, as adopted in May 2019 and approved by shareholders in June 2019. (Incorporated by reference to Exhibit 4.3 our annual report on Form 20-F (file no. 001-13742) for the year ended December 31, 2019, filed with the Securities and Exchange Commission on March 5, 2020)

4.4
Agreement between the Israeli Ministry of Finance and Dead Sea Works Ltd. dated as of July 8, 2012 relating to salt harvesting at the Dead Sea (Incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (file no. 333- 198711), as amended) filed with the Securities and Exchange Commission on September 12, 2014).

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

8.1	List of subsidiaries of ICL Group Ltd.

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Somekh Chaikin, a member of KPMG International, independent registered public accounting firm.

ICL Group Limited 225

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.
By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.
By:	/s/ Lilach Geva Harel
	Name:	Lilach Geva Harel
	Title:	EVP, Global General Counsel

Date: March 2, 2021

ICL Group Limited 226

Consolidated Financial Statements

As at December 31, 2020

Consolidated Financial Statements as at December 31, 2020

Somekh Chaikin	Telephone	972 3 684 8000
KPMG Millennium Tower	Fax	972 3 684 8444
17 Ha'arba'a Street, PO Box 609	Internet	www.kpmg.co.il
Tel Aviv 61006 Israel

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
ICL Group LTD

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of ICL Group Ltd. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the "consolidated financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Useful lives of the long-lived assets associated with Dead Sea Works Ltd. concession

As discussed in Note 18b (1) to the consolidated financial statements, the concession of Dead Sea Works Ltd. (DSW) will end on March 31, 2030. The consolidated financial statements were prepared based on the Company's belief that it is more likely than not that DSW will continue to operate its long-lived assets for their remaining useful lives, which extend beyond the term of the current concession period, by obtaining the renewed concession or by operating the assets for an alternative holder.

We identified the evaluation of the useful lives of the long-lived assets associated with DSW's concession (hereinafter – the relevant assets) as a critical audit matter. Specifically, challenging auditor judgment was required to evaluate the Company’s determination that the useful lives of the relevant assets exceed the current concession period due to uncertainty relating to concession renewal and to effects from potential changes of the concession holder. Changes in the estimated useful lives of the relevant assets could have a significant effect on the depreciation expenses of these assets.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the determination of useful lives of the long-lived assets associated with the with Dead Sea Works Ltd. concession. We evaluated the Company's estimate regarding the useful lives of the relevant assets by examining its analysis of potential alternatives of operating the assets for an alternative concession holder, as well as considering relevant publicly available information, such as, the Concession Law and the report released by the Israeli Ministry of Finance regarding the actions that the government may take towards the end of the concession period.

Uncertain tax treatment under the Law for Taxation of Profit from Natural Resources

As discussed in Note 15E to the consolidated financial statements, the Law for Taxation of Profits from Natural Resources in Israel (the Law) became effective in 2016. Under the law, the Company's has taken a position regarding the value assigned to certain property, plant and equipment for tax purposes at the date the law became effective. Specifically, that the value of certain property, plant and equipment for tax purposes can be determined based on its fair value as determined by an independent appraiser using a replacement cost method and not based on its historical depreciated cost. The Company believes that it is more likely than not that its position will be accepted.

We identified the evaluation of uncertain tax treatment under the Law as a critical audit matter. Due to the lack of tax regulations, circulars, or court cases, complex auditor judgment was required in evaluating the Company’s position that the value of certain property, plant and equipment for tax purposes can be determined, at the date the law became effective, based on its fair value as determined by an independent appraiser using a replacement cost method and not based on its historical depreciated cost.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the interpretation of the new tax law and the Company's application in the tax provision estimation process. We read letters received directly from the Company’s external legal counsel that evaluated the Company's interpretation of the Law. In addition, we involved tax professionals with specialized skills and knowledge who assisted in evaluating the Company’s interpretation of the Law and its potential impact on the tax provision.

(signed) Somekh Chaikin
Member Firm of KPMG International
We have served as the Company’s auditor since 2006.
Tel Aviv, Israel
March, 1, 2021

Somekh Chaikin, a partnership registered under the Israeli partnership
Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Consolidated Statements of Financial Position as at December 31

	2020	2019
Note	$ millions	$ millions

Current assets
Cash and cash equivalents		214	95
Short-term investments and deposits		100	96
Trade receivables		883	778
Inventories	6	1,250	1,312
Other receivables	7	394	403
Total current assets		2,841	2,684

Non-current assets
Investments at fair value through other comprehensive income		83	111
Deferred tax assets	15	127	109
Property, plant and equipment	10	5,550	5,331
Intangible assets	11	670	652
Other non-current assets	9,16	393	286
Total non-current assets		6,823	6,489

Total assets		9,664	9,173

Current liabilities
Short-term debt	13	679	420
Trade payables		740	712
Provisions	17	54	42
Other payables	14	704	587
Total current liabilities		2,177	1,761

Non-current liabilities
Long-term debt and debentures	13	2,053	2,181
Deferred tax liabilities	15	326	341
Long-term employee liabilities	16	655	575
Provisions	17	267	202
Other		98	52
Total non-current liabilities		3,399	3,351

Total liabilities		5,576	5,112

Equity
Total shareholders’ equity	19	3,930	3,925
Non-controlling interests		158	136
Total equity		4,088	4,061

Total liabilities and equity		9,664	9,173

The accompanying notes are an integral part of these consolidated financial statements.

  ICL Group Limited Annual Report 1

Consolidated Statements of Income for the Year Ended December 31

	2020	2019	2018
Note	$ millions	$ millions	$ millions

Sales	20	5,043	5,271	5,556
Cost of sales	20	3,553	3,454	3,702

Gross profit		1,490	1,817	1,854

Selling, transport and marketing expenses	20	766	767	798
General and administrative expenses	20	232	254	257
Research and development expenses	20	54	50	55
Other expenses	20	256	30	84
Other income	20	(20)	(40)	(859)

Operating income		202	756	1,519

Finance expenses		219	220	214
Finance income		(61)	(91)	(56)

Finance expenses, net	20	158	129	158

Share in earnings of equity-accounted investees		5	1	3

Income before income taxes		49	628	1,364

Provision for income taxes	15	25	147	129

Net income		24	481	1,235

Net income (loss) attributable to the non-controlling interests		13	6	(5)

Net income attributable to the shareholders of the Company		11	475	1,240

Earnings per share attributable to the shareholders of the Company:	22

Basic earnings per share (in dollars)		0.01	0.37	0.97

Diluted earnings per share (in dollars)		0.01	0.37	0.97

Weighted-average number of ordinary shares outstanding:	22

Basic (in thousands)		1,280,026	1,278,950	1,277,209

Diluted (in thousands)		1,280,273	1,282,056	1,279,781

The accompanying notes are an integral part of these consolidated financial statements.
  ICL Group Limited Annual Report 2

Consolidated Statements of Comprehensive Income for the Year Ended December 31

2020	2019	2018
$ millions	$ millions	$ millions

Net income	24	481	1,235

Components of other comprehensive income that will be reclassified subsequently to net income
Currency translation differences	118	(20)	(95)
Change in fair value of cash flow hedges transferred to the statement of income	(54)	(38)	-
Effective portion of the change in fair value of cash flow hedges	53	42	-
Tax relating to items that will be reclassified subsequently to net income	-	(1)	-
	117	(17)	(95)

Components of other comprehensive income that will not be reclassified to net income
Net changes of investments at fair value through other comprehensive income	18	10	(58)
Gains (losses) from defined benefit plans	(15)	(75)	56
Tax relating to items that will not be reclassified to net income	(6)	10	(3)
	(3)	(55)	(5)

Total comprehensive income	138	409	1,135

Comprehensive income (loss) attributable to the non-controlling interests	23	4	(9)

Comprehensive income attributable to the shareholders of the Company	115	405	1,144

The accompanying notes are an integral part of these consolidated financial statements.

  ICL Group Limited Annual Report 3

Consolidated Statements of Changes in Equity

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
$ millions

For the year ended December 31, 2020
Balance as at January 1, 2020	546	198	(442)	3	(260)	3,880	3,925	136	4,061

Share-based compensation	-	6	-	2	-	-	8	-	8
Dividends	-	-	-	-	-	(118)	(118)	(1)	(119)
Comprehensive income	-	-	108	17	-	(10)	115	23	138
Balance as at December 31, 2020	546	204	(334)	22	(260)	3,752	3,930	158	4,088

The accompanying notes are an integral part of these consolidated financial statements.

  ICL Group Limited Annual Report 4

Consolidated Statements of Changes in Equity (cont'd)

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
$ millions

For the year ended December 31, 2019
Balance as at January 1, 2019	546	193	(424)	(17)	(260)	3,743	3,781	134	3,915

Share-based compensation	-	5	-	7	-	-	12	-	12
Dividends	-	-	-	-	-	(273)	(273)	(2)	(275)
Comprehensive income	-	-	(18)	13	-	410	405	4	409
Balance as at December 31, 2019	546	198	(442)	3	(260)	3,880	3,925	136	4,061

The accompanying notes are an integral part of these consolidated financial statements.

  ICL Group Limited Annual Report 5

Consolidated Statements of Changes in Equity (cont'd)

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
$ millions

For the year ended December 31, 2018
Balance as at January 1, 2018	545	186	(333)	30	(260)	2,691	2,859	71	2,930

Share-based compensation	1	7	-	11	-	-	19	-	19
Dividends	-	-	-	-	-	(241)	(241)	(1)	(242)
Capitalization of subsidiary debt	-	-	-	-	-	-	-	73	73
Comprehensive income (loss)	-	-	(91)	(58)	-	1,293	1,144	(9)	1,135
Balance as at December 31, 2018	546	193	(424)	(17)	(260)	3,743	3,781	134	3,915

The accompanying notes are an integral part of these consolidated financial statements.

  ICL Group Limited Annual Report 6

Consolidated Statements of Cash Flows for the Year Ended December 31

2020	2019	2018
$ millions	$ millions	$ millions

Cash flows from operating activities
Net income	24	481	1,235
Adjustments for:
Depreciation and amortization	489	443	403
Impairment of fixed assets (Reversal of)	90	(10)	17
Exchange rate, interest and derivative, net	90	110	140
Loss (profit) from divestiture of businesses	4	-	(841)
Tax expenses	25	147	129
Change in provisions	113	(21)	(66)
Other	1	(1)	16
	812	668	(202)

Change in inventories	54	(72)	(115)
Change in trade receivables	(89)	199	(101)
Change in trade payables	84	(58)	(34)
Change in other receivables	5	5	(3)
Change in other payables	54	4	(1)
Net change in operating assets and liabilities	108	78	(254)

Interests paid	(109)	(115)	(103)
Income taxes paid, net of refund	(31)	(120)	(56)

Net cash provided by operating activities	804	992	620

Cash flows from investing activities
Proceeds (investments) in deposits, net	34	(2)	(3)
Business combinations	(27)	-	-
Purchases of property, plant and equipment and intangible assets	(626)	(576)	(572)
Proceeds from divestiture of businesses net of transaction expenses	26	-	902
Dividends from equity-accounted investees	7	3	2
Proceeds from sale of property, plant and equipment	3	50	2
Net cash provided by (used in) investing activities	(583)	(525)	331

Cash flows from financing activities
Dividends paid to the Company's shareholders	(118)	(273)	(241)
Receipt of long-term debt	1,175	657	1,746
Repayments of long-term debt	(1,133)	(689)	(2,115)
Repayments of short-term debt, net	(52)	(183)	(283)
Receipt from transactions in derivatives designated as a cash flow hedge	24	-	-
Other	(1)	(2)	(1)
Net cash used in financing activities	(105)	(490)	(894)

Net change in cash and cash equivalents	116	(23)	57
Cash and cash equivalents as at the beginning of the year	95	121	83
Net effect of currency translation on cash and cash equivalents	3	(3)	(24)
Cash and cash equivalents included as part of assets held for sale	-	-	5
Cash and cash equivalents as at the end of the year	214	95	121

The accompanying notes are an integral part of these consolidated financial statements.

  ICL Group Limited Annual Report 7

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 1 – General

A.	The reporting entity

ICL Group Ltd. (hereinafter – the Company), is a company domiciled and incorporated in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE) under the ticker: ICL. The address of the Company’s registered headquarters is 23 Aranha St., Tel‑Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd., a public company traded on the TASE under the ticker: ILCO:TA. The Company together with its subsidiaries, associated companies and joint ventures (hereinafter – the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and Industrial (including food additives). ICL’s products are used mainly in the areas of agriculture, electronics, food, fuel and gas exploration, water purification and desalination, detergents, cosmetics, pharmaceuticals, and automotive.

The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel vital interests. For additional information, see Note 19 - Equity.

B.	Material events in the reporting period

The COVID-19 pandemic spread in 2020 led to significant restrictions, which were imposed by governments around the world, including lockdowns and other movement restrictions. As a result, it created significant business and economic uncertainty and volatility for global markets, which was manifested, among others, by a downward trend in global economic activity. Given these conditions, ICL has taken measures to ensure the health and safety of its employees, suppliers, business partners and the communities in which it operates in order to ensure, among other things, the operation level, the proper functioning of its facilities around the world and to minimize the potential impact on its business.

During the first half of 2020, following instructions by the local authorities, the underground mining operations in Spain and the UK were temporarily disturbed and gradually ramped back up to normal capacity. Except for the said intermissions, manufacturing in most of the Company's sites around the world continued without interruption. Nevertheless, as part of the Company's response to the outbreak and its impact on the Company's results, several efficiency initiatives and measures were initiated, which include, (1) a headcount reduction plan, primarily through an early retirement plan of over 200 employees for Rotem Amfert Israel (hereinafter – Rotem Israel), Bromine Compounds, and Dead Sea Magnesium; (2) operational cost saving initiatives; and (3) an efficiency plan for Rotem Israel, which is mainly consisted of the discontinuation of the unprofitable production and sale of the phosphate rock activity and the execution of the said early retirement plan, which also takes into account the required employee benefits provision following the phosphate rock production and sale discontinuation.

For further information, see Note 12 – Impairment Testing, Note 16 – Employee Benefits, Note 17 – Provisions, and Note 18(B) – Concessions.

ICL Group Limited Consolidated Financial Statements 8

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 1 – General (cont'd)

B.	Material events in the reporting period (cont'd)

In addition, in order to actively address global market volatility, the continuing trend of economic and business uncertainty, and specifically, the significant challenges in the work environment at the Spanish site Sallent, the Company decided to accelerate the sites consolidation plan in ICL Iberia by closing the Sallent site (Vilafruns mine) as of June 30, 2020.

There is a difficulty in assessing the future impacts of the COVID-19 pandemic on the Company's operations, inter alia, in light of the heightened volatility in the markets, the uncertainty regarding the duration of the pandemic, the extent of its intensity and effects on the markets in which the Company operates and additional countermeasures the governments and central banks may take.

C.	Definitions

1.	Subsidiary – a company over which the Company has control and the financial statements of which are fully consolidated with the Company's statements as part of the consolidated financial statements.

2.	Investee company – Subsidiaries, including a partnership or joint venture, which is accounted for using the equity method.

3.	Related party – As in IAS 24 (2009), “Related Party Disclosures”.

Note 2 - Basis of Preparation of the Financial Statements

A.	Statement of compliance with International Financial Reporting Standards

The consolidated financial statements were prepared by ICL in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Boards (IASB).

The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 1, 2021.

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

The consolidated financial statements were prepared using the depreciated historical cost basis except for the following assets and liabilities: Financial instruments measured at fair value through profit or loss, Financial instruments measured at fair value through other comprehensive income,  Investments in associates, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits. For further information regarding the measurement of assets and liabilities, see Note 3.

ICL Group Limited Consolidated Financial Statements 9

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

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

The evaluation of accounting estimates used in the preparation of ICL’s Financial Statements requires the Company's management to make assumptions regarding laws interpretations which apply to the Company, circumstances and events involving considerable uncertainty. The Company's management prepares the estimates based on past experience, various facts, external circumstances, and reasonable assumptions relating to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

ICL Group Limited Consolidated Financial Statements 10

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

E.	Use of estimates and judgment (cont'd)

Information about assumptions made by ICL with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in future financial years are included in the following table:

Estimate	Principal assumptions	Possible effects	Reference
Concessions, permits and business licenses

Forecast of obtaining renewed concessions, permits and business licenses which constitute the basis for the Company's continued operations and the Company's expectations regarding the holding of the operating assets by it and / or by a subsidiary until the end of their useful lives

		Impact on the value of the operation, depreciation periods and residual values of related assets.	See Note 18 -Concessions.
Recoverable amount of a cash generating unit, among other things, containing goodwill	Expected cash-flow forecasts including estimates of mineral reserves, discount rate, market risk and the forecasted growth rate.	Change in impairment loss.	See Note 12 - impairment testing.
Uncertain tax positions

The extent of the certainty that ICL’s tax positions will be accepted and the risk of it incurring any additional tax and interest expenses. This is based on an analysis of several matters, including interpretations of tax laws and the Company’s experience.

		Recognition of additional income tax expenses.	See Note 15 - taxes on income.
Probability assessment of contingent and environmental liabilities including cost of waste removal/ restoration

Whether it is more likely than not that an outflow of economic resources will be required in respect of potential liabilities under the environmental protection laws and legal claims pending against ICL and the estimation of their amounts. The waste removal/ restoration obligations depend on the reliability of the estimates of future removal costs and interpretation of regulations.

		Creation, adjustment or reversal of a provision for a claim and/or environmental liability including cost of waste removal/restoration.	See Note 18 - contingent liabilities.

ICL Group Limited Consolidated Financial Statements 11

Notes to the Consolidated Financial Statements as at December 31, 2020

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

Costs associated with the acquisition that were incurred by ICL in a business combination such as advisory, legal, valuation and other professional or consulting fees, other than those associated with an issue of debt or equity instruments connected to the business combination, are expensed in the period the services are received.

2.	Subsidiaries

Subsidiaries are entities controlled by ICL. The financial statements of the subsidiaries are included in the consolidated financial statements from the date control commenced until the date control ceases to exist. The financial statements of subsidiaries have been changed when necessary to align them with ICL's accounting policies.

3.	Non-controlling interests

Non-controlling interests comprise of the subsidiary's equity that cannot be attributed, directly or indirectly, to the parent company. Profit or loss and any part of other comprehensive income are allocated to the owners of the Company and the non-controlling interests, even if the result is a negative balance of non-controlling interests.

Measurement on the date of the business combination – Non‑controlling interests that are instruments that give rise to a present ownership interest and entitle the holder to a share of net assets in the event of liquidation, are measured at the date of the business combination at either fair value, or at their proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

Transactions with non-controlling interests, while retaining control - are accounted for as equity transactions. Any difference between the consideration paid or received and the change in non‑controlling interests is included in the share of the owners of the company directly in a separate category in equity.

ICL Group Limited Consolidated Financial Statements 12

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont'd)

A.	Basis for Consolidation (cont'd)

4.	Loss of control

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

Transactions in foreign currency are translated to the functional currency based on the exchange rate in effect on the dates of the transactions. Monetary assets and liabilities denominated in foreign currency on the report date are translated into the functional currency based on the exchange rate in effect on that date.

Non‑monetary items denominated in foreign currency measured at historical cost are translated using the exchange rate at the date of the transaction.

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

When the foreign operation is a non-wholly owned subsidiary of the Company, then the relevant proportionate share of the foreign operation translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of, the cumulative amount in the Translation Reserve is reclassified to profit or loss as a part of the capital gain or loss on disposal.

ICL Group Limited Consolidated Financial Statements 13

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont'd)

B.	Foreign Currency (cont'd)

2.	Foreign operations (cont'd)

Generally, foreign currency differences from a monetary item receivable from or payable to a foreign operation, including foreign operations that are subsidiaries, are recognized in profit or loss in the consolidated financial statements. Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income and are presented within equity in the Translation Reserve.

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

Derecognition of financial assets:

Derecognition of financial assets occurs when the contractual rights of ICL to the cash flows from the asset expire, or when ICL transfers the rights to receive the contractual cash flows and substantially all the risks and rewards of ownership of the financial asset. When ICL retains substantially all the said risks and rewards, it continues to recognize the financial asset.

Classification of financial assets into categories and the accounting treatment of each category:

Financial assets are classified at initial recognition to one of the following measurement categories: (1) amortized cost; (2) fair value through other comprehensive income – investments in debt instruments; (3) fair value through other comprehensive income – investments in equity instruments; or (4) fair value through profit or loss. The reclassification of the financial assets in subsequent periods will only occur if ICL's changes its financial debt assets business model.

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

ICL Group Limited Consolidated Financial Statements 14

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial Instruments (cont'd)

1.	Non-derivative financial assets (IFRS9) (cont'd)

ICL has balances of trade and other receivables and deposits that are held within a business model whose objective is collecting contractual cash flows, which represent solely payments of principal and interest (for the time value and the credit risk). Accordingly, these financial assets are measured at amortized cost.

Financial assets at fair value through profit or loss - are subsequently measured at fair value. Net gains or losses, including any interest income or dividend income, are recognized in profit or loss (other than certain derivatives designated as accounting hedging instruments).

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

Substantially different terms - if the discounted present value of the cash flows according to the new terms and discounted using the original effective interest rate, is different by at least ten percent (10%) from the discounted present value of the remaining cash flows of the original financial liability. In addition to the aforesaid quantitative criterion, ICL examines, inter alia, whether there have also been changes in various economic parameters inherent in the exchanged debt instruments (e.g. linkage).

In a non-substantial modification of terms (or exchange) of debt instruments, the new cash flows are discounted using the original effective interest rate, and the difference between the present value of the new financial liability and the present value of the original financial liability is recognized in profit or loss.

ICL Group Limited Consolidated Financial Statements 15

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial Instruments (cont'd)

3.	Derivative financial instruments

Offset of financial instruments:

Financial assets and liabilities are offset, and the net amount is presented in the statement of financial position when, and only when, ICL currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

ICL holds derivative financial instruments in order to reduce exposure to foreign currency risks, marine shipping prices, and interest. Derivatives are recognized according to fair value and the changes in value are recorded in the statement of income under financing income or expenses, except for derivatives used to hedge cash flows (accounting hedging). The attributable transaction costs are recorded in the statement of income as incurred.

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

4.	CPI-linked assets and liabilities not measured at fair value

The value of index-linked financial assets and liabilities, which are not measured at fair value, is re‑measured every period in accordance with the actual increase/ decrease in the CPI.

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

ICL Group Limited Consolidated Financial Statements 16

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont'd)

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

2.	Subsequent Costs (after initial recognition)

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

The estimated useful life is as follows:

In Years
Buildings	15 - 30
Technical equipment and machinery (1)	5 - 25
Dikes and evaporating ponds (2)	20 - 40
Other	3 - 10

(1)  Mainly 25 years
(2)  Mainly 40 years

ICL Group Limited Consolidated Financial Statements 17

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont'd)

D.	Property, plant and equipment (cont'd)

3.	Depreciation (cont'd)

The Company reviews, at least at the end of every reporting year, the estimates regarding the depreciation method, useful lives and the residual value, and adjusts them if appropriate. Over the years, the Company has succeeded to extend the useful lives of part of property, plant and equipment items beyond the original estimated useful life, as a result of investments therein and other current, ongoing maintenance thereof.

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

ICL Group Limited Consolidated Financial Statements 18

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont'd)

E.	Intangible Assets (cont'd)

6.	Amortization (cont'd)

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

The estimated useful life is as follows:

In Years
Concessions and mining rights – over the balance of the rights granted to the companies
Trademarks	15 - 20
Technology / patents	7 - 20
Customer relationships	15 - 25
Exploration and evaluation assets	8 - 10
Computer applications	3 - 10

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

ICL Group Limited Consolidated Financial Statements 19

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont'd)

F.	Inventories (cont'd)

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

ICL Group Limited Consolidated Financial Statements 20

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont'd)

H.	Impairment (cont'd)

2.	Non-financial assets (cont'd)

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

ICL Group Limited Consolidated Financial Statements 21

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont'd)

I.	Employee Benefits (cont'd)

1.	Defined contribution plans (cont'd)

The discount rate for ICL companies operating in countries not having a market wherein there is a high level of trading in corporate bonds, as stated above, is in accordance with the yield on government bonds – the currency and redemption date of which are similar to the terms binding ICL. The calculations are performed by a qualified actuary using the projected unit credit method

2.	Defined benefit plans

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

The movement in the net liability in respect of a defined benefit plan that is recognized in every accounting period in the statement of income is comprised of the following: (1) Current service costs – the increase in the present value of the liability deriving from employees’ service in the current period; (2) The net financing income (expense) is calculated by multiplying the net defined benefit liability (asset) by the discount rate used for measuring the defined benefit liability, as determined at the beginning of the annual reporting period; (3) Exchange rate differences; (4) Past service costs and plan reduction – the change in the present value of the liability in the current period as a result of a change in post-employment benefits attributed to prior periods.

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

ICL Group Limited Consolidated Financial Statements 22

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont'd)

I.	Employee Benefits (cont'd)

5.	Short‑term benefits

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

ICL Group Limited Consolidated Financial Statements 23

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont'd)

J.	Provisions (cont'd)

(2)	Provision for environmental costs

ICL recognizes a provision for an existing obligation for prevention of environmental pollution and anticipated provisions for costs relating to environmental restoration stemming from past activities.

Costs for preventing environmental pollution that increase the life expectancy or efficiency of a facility are capitalized to the cost of the property, plant and equipment and are depreciated according to the usual depreciation rates used by ICL.

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

A provision for reclamation and restoration of ICL's sites is recognized when the Company has a legal obligation which could arise, among others, from environmental regulations.

(5)	Legal claims

A provision for legal claims is recognized when ICL has a present legal or constructive obligation as a result of an event that occurred in the past, if it is more likely than not that an outflow of economic resources will be required to settle the obligation and it can be reliably estimated.

K.	Revenue Recognition

Identifying a contract

ICL accounts for a contract with a customer only when the following conditions are met: (a) The parties to the contract have approved the contract and they are committed to satisfying the obligations attributable to them; (b) ICL can identify the rights of each party in relation to the goods that will be transferred; (c) ICL can identify the payment terms for the goods that will be transferred; (d) The contract has a commercial substance (i.e. the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract); and (e) It is probable that the consideration, to which ICL is entitled to in exchange for the goods transferred to the customer, will be collected.

For the purpose of clause (e) above, ICL takes into consideration its past experience with the customer, the financial stability information over the customer, the status and existence of sufficient collateral and the percentage of advances received.

ICL Group Limited Consolidated Financial Statements 24

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont'd)

K.	Revenue Recognition (cont'd)

Identifying performance obligations

ICL is a global specialty minerals and chemicals company engaged in the sale of various goods produced in its different segments of operation. ICL's contracts primarily derived from a single performance obligation to deliver the product specified in the contract. For additional information about the Company's products, see note 5 – Operating Segments.

Determining the transaction price

ICL's transaction price is the amount of the consideration specified in the contract with the customer, which it expects to be entitled in exchange for the goods promised to the customer, other than amounts collected for third parties. The variable considerations at ICL, which are mainly trade discounts, commercial returns and volume rebates, have no material impact on the Company's financial statements.

Satisfaction of performance obligation

Revenue is recognized at the point in time, when the Company transfers control over promised goods to the customer. The transfer of control over goods to a customer generally takes place upon shipment or when accepted by the customer, as provided for in the sales contract.

Payment terms

ICL has various payment terms which are aligned with the acceptable commercial conditions in the relevant markets. ICL's policy is to engage in agreements with payment terms not exceeding one year, and applies the practical expedient included in the standard to not separate a significant financing component where the difference between the time of receiving payment and the time of transferring the goods to the customer is one year or less.

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

Determining whether an arrangement contains a lease

On the inception date of the lease, ICL determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In its assessment of whether an arrangement conveys the right to control the use of an identified asset, ICL assesses whether it has the following two rights throughout the lease term: (a) the right to obtain substantially all the economic benefits from use of the identified asset; and (b) the right to direct the identified asset’s use.

ICL Group Limited Consolidated Financial Statements 25

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont'd)

M.	Leases (cont'd)

Determining whether an arrangement contains a lease (cont'd)

For lease contracts that contain non-lease components, such as services or maintenance, that are related to a lease component, ICL elected to account for the contract as a single lease component without separating the components.

Leased assets and lease liabilities:

Contracts that award ICL control over the use of a leased asset for a period of time in exchange for consideration, are accounted for as leases. Upon initial recognition ICL recognizes a liability at the present value of the balance of future lease payments, and concurrently recognizes a right-of-use asset at the same amount of the lease liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease. Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model and depreciated over the shorter of the lease term or useful life of the asset.

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

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier.

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

If the asset transfer does not satisfy the requirements of IFRS 15 to be accounted for as a sale, the transaction is accounted for as a financing transaction. Insofar as ICL is the seller-lessee of the asset, it continues to recognize the transferred asset and recognizes a financial liability in accordance with IFRS 9, at an amount equal to the transferred proceeds.

ICL Group Limited Consolidated Financial Statements 26

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont'd)

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

Taxes on income (including surplus profit levy on natural resources) include current and deferred taxes, that are recognized in profit or loss, unless they relate to a business combination or are recognized directly in equity or in other comprehensive income when they relate to items recognized directly in equity or in other comprehensive income.

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

Recognition of deferred taxes relates to temporary differences between the book values of the assets and liabilities for purposes of financial reporting and their value for tax purposes. The Company does not recognize deferred taxes for the following temporary differences: initial recognition of goodwill and differences deriving from investments in subsidiaries, if it is not expected that they will reverse in the foreseeable future and if ICL controls the date the provision will reverse, whether via sale or distribution of a dividend. The deferred taxes are measured according to the tax rates expected to apply to the temporary differences at the time they are realized, based on the law that was finally legislated or effectively legislated as at the date of the report. Deferred taxes in respect of intra-company transactions in the consolidated financial statements are recorded according to the tax rate applicable to the buying company.

Deferred tax assets and liabilities are offset if there is a legally enforceable right and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle on a net basis.

ICL Group Limited Consolidated Financial Statements 27

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont'd)

O.	Taxes on Income (cont'd)

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

ICL Group Limited Consolidated Financial Statements 28

Notes to the Consolidated Financial Statements as at December 31, 2020

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

The fair value of investments in equity instruments classified as fair value through other comprehensive income -investments in equity instruments and as fair value through profit and loss, is determined based on their market price at date of the report.

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

D.	Property, plant and equipment of the subsidiaries Dead Sea Works, Dead Sea Bromine and Dead Sea Magnesium in Israel

The fair value of property, plant and equipment, of the subsidiaries Dead Sea Works, Dead Sea Bromine and Dead Sea Magnesium (hereinafter - the Subsidiaries) was evaluated in their statutory reports based on the Replacement Cost Methodology under IFRS. This evaluation was performed in recent years, which serve, among others, as a basis for the mineral based financial reports prepared pursuant to the provisions of the Taxation of Natural Resources Law. For further information, see Note 15.

ICL Group Limited Consolidated Financial Statements 29

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 5 - Operating Segments

A. General

1. Information on operating segments:

ICL is a global specialty minerals and chemicals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model.

Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Innovative Agriculture Solutions.

Industrial Products – The Industrial Products segment produces bromine out of a solution that is a by‑product of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several grades of potash, salt, magnesium chloride and magnesia products. Industrial Products is also engaged in the production and marketing of phosphorous-based products.

Potash – The Potash segment produces and sells mainly potash, salt, Polysulphate®, magnesium and electricity. Potash is produced in Israel and Spain, using an evaporation process to extract potash from the Dead Sea in Israel and conventional mining from an underground mine in Spain. In its ICL Boulby mine in the UK, the Company produces Polysulphate®, which is composed of sulphur, potash, calcium and magnesium. The Company's FertilizerpluS product line is based mainly on Polysulphate®. The segment also includes magnesium activity under which it produces, markets and sells pure magnesium and magnesium alloys, and produces chlorine and sylvinite. In addition, the segment sells salt that is produced in its potash and Polysulphate® underground mines in Spain and the UK. The Company has a power plant in Sodom, which supplies electricity to ICL companies in Israel (electricity surplus is sold to external customers) and steam to all facilities in the Sodom site.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers.

Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel, while the fourth is situated in Yunnan province in China (regarding to the discontinuation of the production and sale of the phosphate rock activity in Rotem Israel, see Note 12). Sulphuric acid, green phosphoric acid and phosphate fertilizers are produced in facilities in Israel, China and Europe.

The Phosphate Solutions segment manufactures purified phosphoric acid by purifying green phosphoric acid. Pure phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as phosphate salts and acids, for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets, such as oral care, cleaning products, paints and coatings, water treatment, asphalt modification, construction, metal treatment, and more. The segment's products for the food industry include functional food ingredients and phosphate additives, which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy, beverage and baked goods. In addition, the segment supplies purified phosphoric acid to ICL’s specialty fertilizers business and produces milk and whey proteins for the food ingredients industry.

ICL Group Limited Consolidated Financial Statements 30

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 5 - Operating Segments (cont’d)

A. General (cont’d)

1. Information on operating segments: (cont'd)

Innovative Ag Solutions – The Innovative Ag Solutions segment aims to achieve global leadership in specialty fertilizer markets by enhancing its global positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping and by targeting high-growth markets such as Brazil, India and China. The Company also leverages its unique R&D capabilities, vast agronomic experience, global footprint, backward integration to potash and phosphate, and chemistry know-how, as well as seeks M&A opportunities. ICL is working to expand its broad product portfolio of controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers and straight fertilizers (MKP/MAP/PeKacid).

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

Other Activities – Business activities which include, among other things, ICL’s innovative arm, promoting innovation, developing new products and services, as well as digital platforms and technological solutions for farmers and agronomists. This category includes Growers, an innovative company in the field of agricultural data processing and analysis that was acquired in 2020, as part of the Company's strategy to accelerate and expand its digital offerings. For further information, see Note 8. The activities included under "Other activities" do not meet the quantitative thresholds required for presentation as reportable segments.

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

The Segment profit is measured based on the operating profit, without the allocation of certain expenses to the operating segments, as presented in the reports regularly reviewed by the Chief Operating Decision Maker. This measure serves for measuring the segment results, since management believes that it is the most relevant measure for the assessment of the segment results.

ICL Group Limited Consolidated Financial Statements 31

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 5 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2020

Sales to external parties	1,242	1,183	1,871	715	32	-	5,043
Inter-segment sales	13	163	77	16	3	(272)	-
Total sales	1,255	1,346	1,948	731	35	(272)	5,043

Segment profit (loss)	303	120	66	40	(5)	(15)	509
Other expenses not allocated to the segments							(307)
Operating income							202

Financing expenses, net							(158)
Share in earnings of equity-accounted investees							5
Income before income taxes							49

Depreciation, amortization and impairment	77	166	210	25	3	98	579

Capital expenditures as part of business combination	-	-	-	-	26	-	26
Capital expenditures	84	296	275	20	6	15	696

ICL Group Limited Consolidated Financial Statements 32

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 5 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2019

Sales to external parties	1,307	1,330	1,901	699	34	-	5,271
Inter-segment sales	11	164	79	18	3	(275)	-
Total sales	1,318	1,494	1,980	717	37	(275)	5,271

Segment profit	338	289	100	21	19	(7)	760
Other expenses not allocated to the segments							(4)
Operating income							756

Financing expenses, net							(129)
Share in earnings of equity-accounted investees							1
Income before income taxes							628

Depreciation, amortization and impairment	67	149	177	21	22	(3)	433

Implementation of IFRS 16	8	95	113	9	105	9	339
Capital expenditures	66	383	213	21	4	6	693

ICL Group Limited Consolidated Financial Statements 33

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 5 - Operating Segments (cont’d)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2018

Sales to external parties	1,281	1,481	2,001	719	74	-	5,556
Inter-segment sales	15	142	98	22	5	(282)	-
Total sales	1,296	1,623	2,099	741	79	(282)	5,556

Segment profit	300	315	113	29	9	(13)	753
Other income not allocated to the segments							766
Operating income							1,519

Financing expenses, net							(158)
Share in earnings of equity-accounted investees							3
Income before income taxes							1,364

Depreciation, amortization and impairment	63	141	172	19	4	21	420

Capital expenditures	50	356	180	15	1	3	605

ICL Group Limited Consolidated Financial Statements 34

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 5 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of ICL's sales by geographical location of the customer:

2020		2019		2018
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

China	806	16	802	15	848	15
USA	793	16	840	16	903	16
Brazil	447	9	581	11	656	12
United Kingdom	336	7	347	7	382	7
Germany	327	6	334	6	365	7
Israel	260	5	241	5	223	4
Spain	243	5	249	5	262	5
France	238	5	257	5	267	5
India	194	4	178	3	211	4
Italy	114	2	116	2	125	2
All other	1,285	25	1,326	25	1,314	23
Total	5,043	100	5,271	100	5,556	100

ICL Group Limited Consolidated Financial Statements 35

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 5 - Operating Segments (cont'd)

C.	Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2020
Europe	458	411	665	334	30	(76)	1,822
Asia	405	433	480	127	1	(14)	1,432
North America	299	86	372	105	2	(5)	859
South America	40	230	227	21	-	(1)	517
Rest of the world	53	186	204	144	2	(176)	413
Total	1,255	1,346	1,948	731	35	(272)	5,043

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2019
Europe	469	422	712	336	31	(85)	1,885
Asia	399	470	447	118	1	(12)	1,423
North America	353	95	370	95	-	(3)	910
South America	56	327	263	23	-	(1)	668
Rest of the world	41	180	188	145	5	(174)	385
Total	1,318	1,494	1,980	717	37	(275)	5,271

ICL Group Limited Consolidated Financial Statements 36

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 5 - Operating Segments (cont'd)

C.	Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer: (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2018
Europe	473	459	719	362	49	(92)	1,970
Asia	399	519	481	105	2	(18)	1,488
North America	347	107	405	103	24	(8)	978
South America	21	408	264	21	1	(3)	712
Rest of the world	56	130	230	150	3	(161)	408
Total	1,296	1,623	2,099	741	79	(282)	5,556

ICL Group Limited Consolidated Financial Statements 37

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 5 - Operating Segments (cont'd)

C.	Information based on geographical location (cont'd)

The following table presents the distribution of ICL's sales by geographical location of the main facilities from which it was produced.

For the year ended December 31
2020	2019	2018
$ millions	$ millions	$ millions

Israel	2,636	2,815	2,841
Europe	2,014	2,079	2,198
North America	757	816	831
Asia	643	615	617
South America	424	441	163
Others	48	47	48
	6,522	6,813	6,698
Intercompany sales	(1,479)	(1,542)	(1,142)
Total	5,043	5,271	5,556

The following table presents operating income by geographical location of the assets from which it was produced:

For the year ended December 31
2020	2019	2018
$ millions	$ millions	$ millions

Israel*	105	578	526
North America	47	61	74
Asia	64	59	52
Europe**	(50)	32	834
Others	39	22	29
Intercompany eliminations	(3)	4	4
Total	202	756	1,519

*	Israel operating income for 2020 includes a loss of $274 million resulting from impairments and the initiation of efficiency initiatives and measures. For further information, see Note 1B.

** Europe operating income for 2018 includes a gain of $841 million related to the divestiture of businesses.

ICL Group Limited Consolidated Financial Statements 38

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 5 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table present the non-current assets by geographical location of the assets (*)

As at December 31
2020	2019
$ millions	$ millions

Israel	3,952	3,905
Europe	1,575	1,380
Asia	490	434
North America	319	333
Other	63	76
Total	6,399	6,128

(*)	Mainly consist of property, plant and equipment, intangible assets and non-current inventories.

ICL Group Limited Consolidated Financial Statements 39

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 6 – Inventories

As at December 31
2020	2019
$ millions	$ millions

Finished products	807	800
Work in progress	263	326
Raw materials	207	176
Spare parts	125	127
Total inventories	1,402	1,429
Of which:
Non-current inventories. mainly raw materials (presented in non-current assets)	152	117
Current inventories	1,250	1,312

Note 7 - Other Receivables

As at December 31
2020	2019
$ millions	$ millions

Government institutions	72	98
Financial asset at amortized cost *	66	67
Current tax assets	65	87
Investments at fair value through other comprehensive income	53	40
Prepaid expenses	50	51
Other	88	60
	394	403

* See Note 21 E.3

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

As at December 31
2020	2019
$ millions	$ millions

Current assets	149	151
Non-current assets	400	346
Current liabilities	(189)	(150)
Non-current liabilities	(76)	(103)
Equity	(284)	(244)

ICL Group Limited Consolidated Financial Statements 40

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 8 - Investments in Subsidiaries (cont'd)

A.	Non-controlling interests in subsidiaries (cont'd)

For the year ended December 31
2020	2019	2018
$ millions	$ millions	$ millions

Sales	359	349	387
Operating Income	29	23	-
Depreciation and amortization	37	41	34
Operating income before depreciation and amortization	66	64	34
Net Income (loss)	23	11	(13)
Total Comprehensive income	40	8	3

B.	Business Acquisition and Divestiture

(1)
As part of the Company's strategy to expand the specialty fertilizer business and focus on growing markets, in October 2020, the Company entered into an agreement to acquire 100% of the shares of Agro Fertilaqua Participações S.A., one of Brazil's leading specialty plant nutrition companies, for a consideration of $122 million (before deduction of Fertilaqua's net debt of $40 million). In January 2021, the acquisition was completed following the fulfilment of the customary closing conditions. As at the reporting date, the Company has not yet completed Fertilaqua's Purchase Price Allocation (PPA) process.

(2)
As part of ICL's goal to further enhance its digital service and accelerate its global development roadmap, in February 2020, the Company acquired Growers Holdings, Inc., an innovator in the field of process and data-driven farming, for a total consideration of $27 million. Growers has developed a platform that processes and analyzes data that is collected manually or through machine-generated farm data into focused plans that enhance decision‑making capabilities for farmers, agronomists and other agro-professionals.

(3)
As part of the Company's strategy to divest low synergy businesses and non-core business activities, in April 2020, the Company entered into an agreement with Solina Corporate SAS to sell Hagesüd Interspice Gewürzwerke GmbH, including related real-estate assets. The sale's consideration is $35 million, of which $9 million represent a contingent consideration, which according to the Company's estimate, as at December 31, 2020, is part of the sale's consideration. In May 2020, the transaction was completed with no material impact on the Company's financial results. The contingent consideration will be received subject to meeting a specific sales target for a subsequent period of 12 months, ending on June 30, 2021.

ICL Group Limited Consolidated Financial Statements 41

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 9 – Other non-current assets

As at December 31
2020	2019
$ millions	$ millions

Non-current inventories	152	117
Derivative designated as a cash flow hedge	115	57
Surplus in employees' defined benefit plans (1)	91	78
Investments in equity-accounted investees	27	29
Other	8	5
	393	286

(1)	See Note 16.

ICL Group Limited Consolidated Financial Statements 42

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 10 - Property, Plant and Equipment

Land and buildings	Technical equipment and machinery	Dikes and evaporating ponds	Plants under construction (1)	Other	Right of use asset	Total
$ millions

Cost
Balance as at January 1, 2020	804	6,865	1,392	765	945	423	11,194
Additions	63	467	21	(24)	68	80	675
Disposals	(7)	(34)	-	-	(7)	(21)	(69)
Exit from consolidation	(14)	(5)	-	-	(6)	(1)	(26)
Translation differences	34	126	28	37	3	15	243
Balance as at December 31, 2020	880	7,419	1,441	778	1,003	496	12,017
Accumulated depreciation
Balance as at January 1, 2020	445	3,950	666	-	760	42	5,863
Depreciation	35	246	47	-	66	67	461
Disposals	(6)	(31)	-	-	(7)	(15)	(59)
Impairment	-	58	27	-	-	-	85
Exit from consolidation	(2)	(4)	-	-	(4)	-	(10)
Translation differences	19	81	23	-	2	2	127
Balance as at December 31, 2020	491	4,300	763	-	817	96	6,467

Depreciated balance as at December 31, 2020	389	3,119	678	778	186	400	5,550

(1) The additions are presented net of items for which construction has been completed and accordingly were reclassified to other categories in the “property, plant and equipment” section.

ICL Group Limited Consolidated Financial Statements 43

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 10 - Property, Plant and Equipment (cont’d)

Land and buildings	Technical equipment and machinery	Dikes and evaporating ponds	Plants under construction (1)	Other	Right of use asset	Total
$ millions

Cost
Balance as at January 1, 2019	861	6,635	1,376	507	858	-	10,237
IFRS 16 initial implementation	-	-	-	-	-	300	300
Reclassification of finance lease (2)	-	-	-	-	-	96	96
Additions	17	283	21	261	93	39	714
Disposals	(69)	(47)	-	-	(5)	(11)	(132)
Translation differences	(5)	(6)	(5)	(3)	(1)	(1)	(21)
Balance as at December 31, 2019	804	6,865	1,392	765	945	423	11,194
Accumulated depreciation
Balance as at January 1, 2019	468	3,782	627	-	697	-	5,574
Depreciation	36	218	43	-	67	51	415
Disposals	(45)	(44)	-	-	(4)	(9)	(102)
Reversal of impairment	(10)	-	-	-	-	-	(10)
Translation differences	(4)	(6)	(4)	-	-	-	(14)
Balance as at December 31, 2019	445	3,950	666	-	760	42	5,863

Depreciated balance as at December 31, 2019	359	2,915	726	765	185	381	5,331

(1) The additions are presented net of items for which construction has been completed and accordingly were reclassified to other categories in the “property, plant and equipment” section.

(2) Reclassification of finance leases (as defined in IAS 17) from non-current asset to property, plant and equipment.

ICL Group Limited Consolidated Financial Statements 44

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 11 - Intangible Assets

A.	Composition

Goodwill	Concessions and mining rights	Trademarks	Technology / patents	Customer relationships	Exploration and evaluation assets	Computer application	Others	Total
$ millions

Cost
Balance as at January 1, 2020	323	209	86	75	176	44	99	34	1,046
Additions	-	-	-	-	-	2	18	1	21
Additions in respect of business combinations	18	-	-	-	1	-	-	7	26
Exit from consolidation	-	-	-	(5)	(10)	-	-	-	(15)
Translation differences	-	9	6	5	5	2	1	1	29
Balance as at December 31, 2020	341	218	92	75	172	48	118	43	1,107
Amortization and impairment losses
Balance as at January 1, 2020	21	70	28	43	114	26	68	24	394
Amortization	-	2	3	4	9	1	7	2	28
Impairment	-	-	-	-	-	5	-	-	5
Exit from consolidation	-	-	-	(2)	(3)	-	-	-	(5)
Translation differences	-	2	3	3	3	2	1	1	15
Balance as at December 31, 2020	21	74	34	48	123	34	76	27	437

Amortized Balance as at December 31 ,2020	320	144	58	27	49	14	42	16	670

ICL Group Limited Consolidated Financial Statements 45

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 11 - Intangible Assets (cont'd)

A.	Composition (cont’d)

Goodwill	Concessions and mining rights	Trademarks	Technology / patents	Customer relationships	Exploration and evaluation assets	Computer application	Others	Total
$ millions

Cost
Balance as at January 1, 2019	331	210	88	75	178	39	87	33	1,041
Additions	-	-	-	-	-	5	12	1	18
Translation differences	(8)	(1)	(2)	-	(2)	-	-	-	(13)
Balance as at December 31, 2019	323	209	86	75	176	44	99	34	1,046
Amortization and impairment losses
Balance as at January 1, 2019	22	68	26	39	105	25	63	22	370
Amortization	-	2	3	5	10	1	5	2	28
Translation differences	(1)	-	(1)	(1)	(1)	-	-	-	(4)
Balance as at December 31, 2019	21	70	28	43	114	26	68	24	394

Amortized Balance as at December 31 ,2019	302	139	58	32	62	18	31	10	652

ICL Group Limited Consolidated Financial Statements 46

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 11 - Intangible Assets (cont'd)

B.	Total book value of intangible assets having defined useful lives and those having indefinite useful lives are as follows:

As at December 31
2020	2019
$ millions	$ millions

Intangible assets having a defined useful life	317	318
Intangible assets having an indefinite useful life	353	334
	670	652

Note 12 - Impairment Testing

A.	Impairment testing for intangible assets with an indefinite useful life

Goodwill - The goodwill is not monitored for internal reporting purposes and, accordingly, it is allocated to the Company’s operating segments and not to the cash-generating units, the level of which is lower than the operating segment, as long as the acquired unit is presented in the Company's reportable segments. The examination of impairment of the carrying amount of the goodwill is made accordingly.

Trademarks - For impairment testing purpose, the trademarks with indefinite useful life were allocated to the cash-generating units, which represent the lowest level within the Company.

The carrying amounts of intangible assets with an indefinite useful life are as follows:

As at December 31
2020	2019
$ millions	$ millions

Goodwill
Phosphate Solutions	116	123
Industrial Products	94	91
Innovative Ag. Solutions	73	70
Potash	19	18
Other	18	-
	320	302

Trademarks	33	32

	353	334

ICL Group Limited Consolidated Financial Statements 47

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 12 - Impairment Testing (cont’d)

A.	Impairment testing for intangible assets with an indefinite useful life (cont’d)

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

Following are the breakeven discount rates for each segment:

Breakeven nominal after-tax discount rate

Industrial Products	16.4%
Potash	12.7%
Innovative Ag. Solutions	10.4%
Phosphate Solutions	10.6%

B.	Impairment testing for fixed assets

1.
In order to actively address global market volatility, the continuing trend of economic and business uncertainty and to mitigate the implications of the COVID-19 spread and its impact on the Company's results, several efficiency initiatives and measures were initiated in 2020, which included, among other things, the discontinuation of the unprofitable production and sale of the phosphate rock activity in Rotem Israel, leading to a write-off of fixed assets in the amount of $70 million.

2.
In the second quarter of 2020, the business and economic uncertainty, the global market volatility, and the continuous trend of low phosphate prices indicated the potential for an impairment in the value of Rotem Israel's non-financial assets. As a result, the Company conducted an examination of Rotem Israel's recoverable amount. The assumptions used to calculate the recoverable amount included a nominal after-tax discount rate of 9% and a long-term growth rate of approximately 2%, reflecting the industries and markets in which the entity operates.

Based on the evaluation performed, it was found that Rotem Israel's carrying amount is higher than its recoverable amount. As a result, in the second quarter of 2020, the Company recognized an expense of $8 million under "other expenses" in the statements of income.

ICL Group Limited Consolidated Financial Statements 48

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 12 - Impairment Testing (cont’d)

B.	Impairment testing for fixed assets (cont'd)

3.
In order to actively address global market volatility, the continuing trend of economic and business uncertainty and, specifically, the significant challenges in the work environment at the Spanish site Sallent, the Company decided to accelerate the sites consolidation plan in ICL Iberia by closing the Sallent site (Vilafruns mine) as of June 30, 2020, which led to a write-off in the amount of $12 million attributed to fixed assets.

Note 13 - Credit from Banks and Others

A.	Composition

As at December 31
2020	2019
$ millions	$ millions

Short-term debt
From financial institutions	296	358
Current maturities of:
Debentures	206	-
Long-term loans from financial institutions	90	13
Lease Liability	64	49
Long-term loans from others	23	-
	383	62
Total Short-Term debt	679	420

Long- term debt and debentures
Long term lease liability	325	300
Loans from financial institutions	194	408
Other loans	24	29
	543	737

Marketable debentures	1,618	1,231
Non-marketable debentures	275	275
	1,893	1,506
	2,436	2,243
Less – current maturities of:
Debentures	206	-
Long-term loans from financial institutions	90	13
Lease liability	64	49
Long-term loans from others	23	-
	383	62

Total Long- term debt and debentures	2,053	2,181

For further information, see Note 21.

ICL Group Limited Consolidated Financial Statements 49

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 13 - Credit from Banks and Others (cont’d)

B.	Yearly movement in Credit from Banks and Others (*)

As at December 31
2020	2019
$ millions	$ millions

Balance as at January 1	2,559	2,442
Changes from financing cash flows
Receipt of long-term debt	1,175	657
Repayment of long-term debt	(1,133)	(689)
Repayment of short-term debt, net	(52)	(183)
Interest paid	(109)	(115)
Receipt from transactions in derivatives designated as a cash flow hedge	24	-
Total net financing cash flows	(95)	(330)
Initial recognition of lease liability	80	353
Interest expenses	120	125
Effect of changes in foreign exchange rates	84	48
Change in fair value of cash flow hedges	(53)	(42)
Other changes	(35)	(37)
Balance as at December 31	2,660	2,559

(*) The balance includes Short-term debt, derivatives designated as a cash flow hedge, loans and debentures and interest payables.

C.	Restrictions on the Group relating to the receipt of credit

As part of the loan agreements the Group has signed, various restrictions apply including financial covenants, a cross‑default mechanism and a negative pledge.

Set forth below is information regarding the financial covenants applicable to the Company as part of the loan agreements and the compliance therewith:

Financial Covenants (1)	Financial Ratio Required under the Agreement	Financial Ratio December 31,
2020

Total shareholder's equity	Equity greater than $2,000 million	$3,930 million
Ratio of EBITDA to the net interest expenses	Equal to or greater than 3.5	9.3
Ratio of the net financial debt to EBITDA	Less than 3.5	2.3
Ratio of certain subsidiaries loans to the total assets of the consolidated company	Less than 10%	4%

(1)
Examination of compliance with the above‑mentioned financial covenants is based on the Company's consolidated financial statements. As at December 31, 2020, the Company complies with all of its financial covenants.

ICL Group Limited Consolidated Financial Statements 50

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 13 - Credit from Banks and Others (cont'd)

D.	Sale of receivables under securitization transaction

In September 2020, the Company and certain Group subsidiaries (hereinafter – the Subsidiaries) signed a series of agreements regarding a securitization transaction with three international banks (hereinafter – the Lending Banks) for the sale of their trade receivables to a special company which was established specifically for this purpose (hereinafter – the Acquiring Company).

The new securitization agreements were signed with a committed amount of $300 million and an additional uncommitted amount of $100 million, maturing in September 2025 (hereinafter – the Agreements). These Agreements replace the prior securitization agreements, which expired in September 2020. The structure and terms of the Agreements are very similar to the prior securitization agreement.

The Company's policy is to utilize the securitization limit based on its cash flow needs, alternative financing sources and market conditions. According to the Agreements, ICL undertook to comply with a financial covenant according to which the ratio of net debt to EBITDA will not exceed 4.75. If ICL does not meet this ratio, the Acquiring Company can discontinue acquiring new trade receivables (without affecting existing acquisitions). As at the reporting date, ICL complies with the above financial covenant.

The Acquiring Company finances acquisition of the debts through a loan received from a financial institution that is not affiliated with ICL. The period during which the Subsidiaries are entitled to sell their trade receivables to the Acquiring Company is five years from the closing date of the transaction, with both parties having the option, at the end of each year, to notify of the transaction's cancellation. Once the Company has transferred its trade receivables, it no longer has the right to sell them to another party. The selling price of the trade receivables is the amount of the debt sold, less the calculated interest cost based on the expected period between the sale date of the customer debt and its repayment date. Upon acquisition of the debt, the Acquiring Company pays part of the debt price in cash and the remainder in a subordinated note, which is paid after collection of the debt sold. The rate of the cash consideration varies depending on the composition and behavior of the customer portfolio. The Subsidiaries continue to handle the collection of the trade receivables included in the securitization transaction, on behalf of the Acquiring Company.

In addition, the Agreements set several conditions regarding the quality of the customer portfolios, which give the Lending Banks the option of terminating the undertaking or excluding the subsidiaries whose customer portfolios do not meet the provided conditions from the Agreements.

The trade receivables are fully presented in the Company's statements of financial position and the receipts received from the Acquiring Company are presented as a financial liability under short-term credit. As at December 31, 2020, utilization of the securitization facility within this framework amounted to $183 million (December 31, 2019 - $261 million).

ICL Group Limited Consolidated Financial Statements 51

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 13 - Credit from Banks and Others (cont'd)

E.	Information on material loans and debentures outstanding as at December 31, 2020:

Instrument type	Loan date	Original principal (millions)	Currency	Carrying amount ($ millions)	Interest rate	Principal repayment date	Additional information
Debentures - Series F	May 2018, December 2020	693	U.S. Dollar	716	6.38%	May 2038	(1)
Debentures - Series E	April 2016	1,569	Israeli Shekel	487	2.45%	2021- 2024 (annual installment)
Debentures (private offering) – 3 series	January 2014	84 145 46	U.S. Dollar	84 145 46	4.55% 5.16% 5.31%	January 2021 January 2024 January 2026
Debentures - Series G	January/May 2020	766	Israeli Shekel	232	2.40%	December 2034
Debentures - Series D	December 2014	184	U.S. Dollar	183	4.50%	December 2024	(1)
Loan - European Bank	July 2020	50	GBP	68	0.79%	May 2021
Loan-Israeli institutions	November 2013	207	Israeli Shekel	64	4.74%	2015-2024 (annual installment)	Partially repaid
Loan - Asian Bank	May- June 2020	139	Chinese Yuan	21	4.95%-4.25%	February 2021-March 2023
	February-September 2020	140		21	4.87%-4.40%
Loan - others	April 2019	160	Chinese Yuan	24	4.40%-5.23%	April 2021-March 2022

ICL Group Limited Consolidated Financial Statements 52

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 13 - Credit from Banks and Others (cont'd)

E.	Information on material loans and debentures: (cont’d)

Additional Information:

(1)
On January 2, 2020, the Company completed an ILS 380 million (about $118 million) placement of series G unsecured debentures (hereinafter - Series G) in Israel. On May 18, 2020, the Company completed an expansion of Series G debentures in Israel, at the amount of ILS 386 million (about $120 million).

(2)
The aggregate principal of Series G debentures amounts to ILS 766 million (about $238 million). The principal of Series G shall be payable in thirteen consecutive unequal annual payments, to be paid, on December 30 of each of the years 2022 through 2034, with 64% of the principal to be paid on December 30, 2034. Series G carries an annual coupon of 2.4% paid in semiannual installments on June 30 and December 30 of each year, commencing June 30, 2020. The series G have been rated "ilAA" by Standard & Poor's Maalot rating agency. The interest rate on Series G will increase by 0.25% above the base interest rate for any rating level decrease starting at a rating of "ilA and reaching a maximum cumulative interest rate increase of 1% upon reaching a rating of "ilBBB".

The interest rate on the series G debentures will also increase by 0.25%, beginning on the first business day following the publication of the Company’s financial reports indicating that the Company’s equity has fallen below $2,000 million (hereinafter, the Equity Threshold), until the earlier of (a) the full repayment of the unpaid balance of the series G debentures or (b) the date of publication of the Company’s financial reports indicating that the Company’s equity is at or above the Equity Threshold, provided that the total increase in the interest rate due to the provisions of this and the prior condition shall not exceed 1.00% in the aggregate.

(3)
On December 3, 2020, the Company completed a private expansion of Series F debentures, at the amount of $93 million par value, carrying an annual coupon of 6.375%, in consideration of $1.29 per $1 par value, amounting to a total consideration of about $120 million. This expansion shall constitute a part of a debenture series previously issued by the Company. The terms of the debentures are identical to the issuance terms of Series F debentures in the first placement thereof. The aggregate principal of Series F debentures following this expansion amounts to about $693 million. The principal of Series F shall be payable in a single payment, to be paid on May 31, 2038. Series F debentures carry an annual coupon of 6.375%, to be paid in semiannual installments, on May 31 and November 30 of each year.

(4)
In June 2020, the credit rating company Fitch Ratings revised the Company’s rating outlook from “positive” to “stable”, while reaffirming the Company’s international credit rating BBB-. During June 2020, the credit rating agency Standard & Poor’s reaffirmed the Company’s international credit rating, BBB- with a stable rating outlook. Furthermore, Standard & Poor’s Maalot reaffirmed the Company’s local credit rating in Israel, ilAA with a stable rating outlook.

(5)
On July 2, 2020, the Company engaged in an agreement with the Bank of England, whereby the Company shall be entitled to receive a loan up to an amount of GBP 300 million (about $401 million), carrying an annual interest of SONIA+0.6%. As at December 31, 2020, the Company has borrowed GBP 50 million (about $68 million) that will be repaid on May 18, 2021.

ICL Group Limited Consolidated Financial Statements 53

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 13 - Credit from Banks and Others (cont'd)

F.	Credit facilities:

Issuer	Group of international banks (1)	European bank
Date of the credit facility	March 2015	December 2016
Date of credit facility termination	March 2025	May 2024
The amount of the credit facility	USD 1,100 million	USD 99 million
Credit facility has been utilized	-	USD 99 million
Interest rate	Up to 33% use of the credit: Libor/Euribor + 0.70%. From 33% to 66% use of the credit: Libor/Euribor + 0.80% 66% or more use of the credit: Libor/Euribor + 0.95%	69 million dollar-Libor + 0.66% 30 million dollar-Libor + 0.80%
Loan currency type	USD and Euro loans	USD loans
Pledges and restrictions	Financial covenants - see Section D, a cross-default mechanism and a negative pledge.	Financial covenants - see Section D and a negative pledge.
Non-utilization fee	0.21%	0.00%

(1)
Some of the banks agreed to extend the maturity of $900 million credit facility from March 2024 to March 2025. As at December 31, 2020, the Company has $1.1 billion of unutilized long-term credit lines.

G.	Pledges and Restrictions Placed in Respect of Liabilities

1)
The Group has undertaken various obligations in respect of loans and credit lines from banks, including a negative pledge, whereby the Group committed, among other things, in favor of the lenders, to limit guarantees and indemnities to third parties (other than guarantees in respect of subsidiaries) up to an agreed amount of $550 million. The Group has also committed to grant loans only to subsidiaries and to associated companies, in which it holds at least 25% of the voting rights. ICL has further committed not to grant any credit, other than in the ordinary course of business, and not to register any charges on its existing and future assets and income. For further information regarding the covenants in respect of these loans and credit lines, see item D above.

2)	As at December 31, 2020, the total guarantees provided by the Company were in the amount of 92$ million.

ICL Group Limited Consolidated Financial Statements 54

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 14 – Other Payables

As at December 31
2020	2019
$ millions	$ millions

Employees (1)	322	294
Current tax liabilities	87	78
Accrued expenses	76	70
Governmental (mainly in respect of royalties)	75	67
Income received in advance	17	7
Derivative designated as an economic hedge	43	8
Others	84	63
	704	587

(1)	Including post-employment liabilities in the amount of $40 million and $29 million as at December 31, 2020 and 2019 respectively. See note 16.

Note 15 - Taxes on Income

A.	Taxation of companies in Israel

The current and deferred taxes expenses of Israeli entities are booked under the applicable tax rates below:

1.	Income tax rate

The Israeli statutory primary income tax rate is 23%.

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter – the Encouragement Law)

a) Beneficiary Enterprises

The production facilities of some of the Company’s subsidiaries in Israel (hereinafter – the Subsidiaries) have received “Beneficiary Enterprise” status under the Encouragement law after Amendment No. 60 to the Law published in April 2005. The benefit granted to the Company is mainly a preferred tax rate.

A company having a “Beneficiary Enterprise” that distributes a dividend out of exempt income, will be subject to corporate tax in the year in which the dividend was distributed on the amount distributed (including the amount of the corporate tax applicable due to the distribution) at the tax rate applicable under the Encouragement Law in the year in which the income was produced, had it not been exempt from tax.

As at December 31, 2020, the temporary difference related to distribution of a dividend from exempt income, in respect of which deferred taxes were not recognized, is in the amount of about NIS 2,435 million of distributable amount and about NIS 609 million of related taxes ($757 million and $189 million, respectively).

ICL Group Limited Consolidated Financial Statements 55

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 15 - Taxes on Income (cont'd)

A.	Taxation of companies in Israel (cont'd)

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (cont'd)

a) Beneficiary Enterprises (cont'd)

Under the “Ireland” track, the company paid a reduced tax rate of 11.5% as of 2008 on parts of its income. The benefit deriving from the "Ireland" track ended in 2017, other than with respect to a single entity in Israel for which entitlement will end in 2021, assuming the entity will generate sufficient taxable income by then.

The part of taxable income entitled to benefits at reduced tax rates is calculated based on the ratio of the turnover of the “Beneficiary Enterprise” to a company’s total turnover. The turnover attributed to the “Beneficiary Enterprise” is generally calculated according to the increase in the turnover compared to a “base” turnover, which is the average turnover in the three years prior to the year of election of the “Beneficiary Enterprise”.

b) Preferred Enterprises

In December 2010, the Israeli Knesset approved the Economic Policy Law for 2011‑2012, whereby the Encouragement law, was amended (hereinafter – the Amendment). The Amendment is effective from January 1, 2011 and its provisions apply to preferred income, derived or accrued by a Preferred Enterprise, as defined in the Amendment, in 2011 and thereafter.

The Amendment does not apply to an Industrial Enterprise that is a mine, or any other facility for production of minerals or a facility for exploration of fuel. Therefore, ICL plants that are defined as mining plants and mineral producers will not be able to take advantage of the tax rates included as part of the Amendment.

The tax rates applicable to Preferred Enterprises in Israel:

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

ICL Group Limited Consolidated Financial Statements 56

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 15 - Taxes on Income (cont'd)

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

4.	The Law for Taxation of Profits from Natural Resources

The Law for Taxation of Profits from Natural Resources (hereinafter – the Law), is effective since January 1, 2016. The government take on natural resources in Israel includes three elements: Royalties, Corporate Income Tax and Surplus profit levy. The highlights of the Law are set forth below:

Royalties:

In accordance with the Mines Ordinance, the rate of the royalties, in connection with resources produced from the quarries, will be 5%. For production of phosphates, the royalty rate is 5% of the value of the quantity produced.

Imposition of Surplus Profit Levy:

The Surplus Profit Levy is applied for the bromine, phosphate and magnesium minerals from 2016 and for Potash from 2017. The tax base, which will be calculated for every mineral separately, is the mineral’s operating income, in accordance with the accounting statement of income, to which certain adjustments will be made.

The taxable profit is based on the mineral operating income, as adjusted, after a deduction of 5% of the mineral’s year end working capital, and an amount that reflects a yield of 14% on the value of property, plant and equipment used for production and sale of the quarried material (hereinafter –Yield).

On the tax base, as stated, a progressive tax will be imposed at a rate to be determined based on the Yield in that year. For a Yield between 14% and 20%, Natural Resources Tax will be imposed at the rate of 25%, while yield in excess of 20% will be subject to Natural Resources Tax at the rate of 42%. In years in which the Natural Resources Tax base is negative, the negative amount will be carried forward from year to year and will constitute a tax shield in the succeeding tax year. The above computations, including the right to use prior years’ losses, are made separately, without considering setoffs, for each natural resource production and sale activity.

ICL Group Limited Consolidated Financial Statements 57

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 15 - Taxes on Income (cont'd)

A.	Taxation of companies in Israel (cont'd)

4.	The Law for Taxation of Profits from Natural Resources (cont'd)

Imposition of Surplus Profit Levy: (cont'd)

Limitations on the Natural Resources Tax – the Natural Resources Tax will only apply to profits deriving from the actual production and sale of each of the following resources: potash, bromine, magnesium and phosphates, and not to the profits deriving from the downstream industrial activities. Calculation of the Natural Resources Tax will be made separately for every mineral mining concession. Nonetheless, regarding Magnesium, it was provided that commencing from 2017, upon sale of Carnalite by DSW to Magnesium and reacquisition of a Sylvinite by‑product by DSW, Magnesium will charge DSW $100 per tonne of potash, which is produced from the Sylvinite (linked to the CPI).

A mechanism was provided for determination of the market price, with respect to transactions in natural resources executed between related parties in Israel, as well as a mechanism for calculation of the manner for costs allocation between the production and sale of the natural resource, on the one hand, and the downstream activities, on the other hand.

Regarding the bromine resource, the sale price of bromine sold to related parties, in and outside of Israel, who use the bromine for bromine compounds manufacturing activities, shall be, in each tax year, the higher of:

1)	Actual price in the sale transaction.

2)	A price which will keep an operating profit with the bromine compounds manufacturer of 12% out of the revenue it generates from bromine compounds sales.

Regarding the phosphate resource, the sale price of phosphate sold to related parties for purposes of downstream manufacturing activities shall be, in each tax year, the higher of:

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

ICL Group Limited Consolidated Financial Statements 58

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 15 - Taxes on Income (cont'd)

4.	The Law for Taxation of Profits from Natural Resources (cont'd)

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

Subsidiaries incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence. The principal tax rates applicable to the major subsidiaries outside Israel are as follows:

Country	Tax rate	Note
Brazil	34%
Germany	29%
United States	26%	(1)
Netherlands	25%
Spain	25%
China	25%
United Kingdom	19%

(1)	The tax rate is an estimated average and includes federal and states tax. Different rate may apply in each specific year, as a result of different allocation of income between the different states.

C.	Carried forward tax losses

As at December 31, 2020, the balances of the carryforward tax losses of subsidiaries for which deferred taxes were recorded, is about $418 million (December 31, 2019 – about $181 million). The increase relates mainly to losses in relation to the closure of sites in Israel and Spain, for additional information see note 12.

As at December 31, 2020, the balances of the carryforward tax losses to future years of subsidiaries for which deferred taxes were not recorded, is about $392 million (December 31, 2019 – about $363 million).

As at December 31, 2020, the capital losses for tax purposes available for carryforward to future years for which deferred taxes were not recorded is about $163 million (December 31, 2019 – about $165 million).

ICL Group Limited Consolidated Financial Statements 59

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 15 - Taxes on Income (cont'd)

D.	Tax assessments

1)
The Company and the main operational companies in Israel (DSW, Rotem, Bromine, DSM, BCL and F&C), along with most of the other companies in Israel, have received final tax assessments up to and including 2011. The main subsidiaries outside of Israel have final tax assessments up to and including 2014.

2)
In December 2018, the Israeli Tax Authorities (hereinafter - the ITA) rejected the Company's objection relating an assessment issued to the Company and to certain Israeli subsidiaries, and demanded an additional tax payment, for the years 2012‑2014, in the amount of NIS 303 million ($94 million). The Company filed an appeal to the Jerusalem District Court disputing the assessment.

In December 2020, the ITA issued an assessment for the year 2015, with a demand for an additional tax payment of NIS 181 million ($56 million). This amount contains a charge of NIS 68 million ($21 million), which is attributed to a matter already included in the assessments for 2012-2014, and the Company's charge for it is subject to the cancellation of its charge from previous assessment. In January 2021, the Company filed an objection to the ITA disputing the assessment for 2015. The Company believes, it is more likely than not that its claims will be accepted.

3)
The Company's subsidiary in Belgium (hereinafter - ICL Belgium or the Company) recognized a notion deduction on its capital, based on its interpretation of the Belgian tax law. The tax authorities disputed the eligibility of this position and issued tax assessments to ICL Belgium amounting to $30 million for the years 2010-2015. With regards to the year 2010, the Company's position was validated, both by the Court of Appeals in Antwerp and later, in December 2020, by the Court of Appeals in Gent, following the Supreme Court's resolution to accept the tax authorities appeal and to demand a re-hearing. With respect to the years 2011-2014, in July 2020, the tax authorities appealed to the Supreme Court about the supporting ruling of Court of Appeals in Antwerp. Relating to the assessment for year 2015, the Company appealed to a low court, which is a prior step before the Court of Appeals. The Company believes it is more likely than not that its tax position will be accepted.

ICL Group Limited Consolidated Financial Statements 60

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 15 - Taxes on Income (cont'd)

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

As at the reporting date, no regulations under the Law have yet been enacted (except for regulations regarding advances on account of tax payments, published in July 2018), no circulars have been published and no court decisions have been rendered as to the implementation of this new Law that was imposed, to the best of the Company's knowledge, only on one other company. The financial statements of Dead Sea Works, Dead Sea Bromine and Dead Sea Magnesium (hereinafter – the Subsidiaries), serve as a basis for the mineral based financial reports (hereinafter – Surplus Profit Reports) required to be filed for tax calculation under the Law. Such calculation involves interpretations and assumptions on several significant matters, which require management’s judgment.

The Company's position is that the Surplus Profit Levy should be calculated on the Dead Sea Solution, which is the natural resource used by the Company, and not for each product produced from the Dead Sea Solution. Furthermore, based on the Company’s understanding of the law, the carrying amount of the property, plant and equipment, for the purpose of preparation of the financial statements for 2016 and onward of the Subsidiaries, which serve as the basis for the Surplus Profit Reports, are presented on the basis of their replacement cost (as used assets), on the date the Law entered into effect. Replacement cost is an accounting method according to International Financial Reporting Standards (IFRS), which are the accepted accounting principles in Israel, applied by the Company and its Subsidiaries. The presentation of property, plant and equipment in the Subsidiaries' financial statements according to the aforesaid method, is not reflected in the Company's consolidated financial statements.

As part of the preparation of the Subsidiaries' financial statements, the Company received an opinion from an independent appraiser regarding the fair value of the property, plant and equipment, which was based on the Replacement Cost methodology (as used assets). According to the opinion, the fair value of the property, plant and equipment was estimated at about $6 billion, as at December 31, 2015, the date the Law entered into effect.

The operating income, as reported in the latest "Surplus Profit Report" for taxation of profits from natural resources for 2019 (with required adjustments as defined in the law), attributed to Bromine operation and Potash operation in the Dead Sea, was about $84 million and about $243 million (reflecting an average realized potash prices of about $286 per-tonne), respectively. At such level of operating income, a value of the property, plant and equipment, of above $0.7 billion for the Bromine mineral and above $2.3 billion for the Potash mineral (approximately an aggregate of $3 billion), would result in no natural resources tax liability. The global average realized potash price, in 2020, was about $230 per-tonne.

ICL Group Limited Consolidated Financial Statements 61

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 15 - Taxes on Income (cont'd)

E.	Uncertain Tax Position (cont'd)

Had the Company chosen to measure property, plant and equipment under the depreciated historical cost alternative accounting method (also allowed by IFRS), the amount according to which is about $2 billion, the level of an average realized potash price, attributed to the Israeli operation, of about $220 per‑tonne would result in no natural resources tax liability.

Given the mineral's price environment, its effect on the profitability of the Subsidiaries and after deduction of a 14% allowed deductible on the balance of property, plant and equipment, as stated in the law and based on the replacement cost, as at December 31, 2020, no natural resources tax liability was payable.

The Tax Authority's position could be materially different, even in very significant amounts, mainly, as a result of the different interpretation regarding the implementation of the Law, with respect to the carrying amount for natural resources tax purposes of the property, plant and equipment.

Should the Israeli Tax Authority, and subsequently the applicable District Court, in case of an appeal, decides that the measurement of the property, plant and equipment, for this purpose, should be in accordance with depreciated historical cost, and fully rejects the Company's arguments with respect to this and other issues, the result can be an increase in the Company's tax liabilities in an aggregate amount of about $185 million (including interest and linkage and net of Corporate income tax) for the years 2016-2020. The Company believes that it is more likely than not that its position will be accepted.

Subsequent to the date of the report, the Company learned that the ITA intends to issue an assessment to the Company for the years 2016‑2017, which will include a demand for surplus profit levy, in the amount of about NIS 240 million (not including interest and linkage). The Company intends to submit its objection to the said assessment to the ITA.

ICL Group Limited Consolidated Financial Statements 62

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 15 - Taxes on Income (cont'd)

F.	Deferred income taxes

1. The composition of the deferred taxes and the changes therein, are as follows:

In respect of financial position				In respect of carry forward tax losses	Total
Depreciable property, plant and equipment and intangible assets	Inventories	Provisions for employee benefits	Other
$ millions

Balance as at January 1, 2019	(412)	26	74	20	117	(175)
Changes in 2019:
Amounts recorded in the statement of income	(9)	6	-	(1)	(63)	(67)
Amounts recorded to a capital reserve	-	-	10	-	-	10
Balance as at December 31, 2019	(421)	32	84	19	54	(232)
Balance as at January 1, 2020
Amounts recorded in the statement of income	(17)	6	13	(28)	60	34
Amounts recorded to a capital reserve	-	-	(6)	-	(3)	(9)
Translation differences	(1)	-	3	2	4	8
Balance as at December 31, 2020	(439)	38	94	(7)	115	(199)

2. The currencies in which the deferred taxes are denominated:

As at December 31
2020	2019
$ millions	$ millions

Euro	73	44
British Pound	17	16
Israeli Shekels	(280)	(285)
U.S Dollar	(6)	(1)
Other	(3)	(6)
	(199)	(232)

ICL Group Limited Consolidated Financial Statements 63

Note 15 - Taxes on Income (cont'd)

G.	Taxes on income included in the income statements

1.	Composition of income tax expenses (income(

For the year ended December 31
2020	2019	2018
$ millions	$ millions	$ millions

Current taxes	70	91	53
Deferred taxes	(43)	61	76
Taxes in respect of prior years	(2)	(5)	-
	25	147	129

2.	Theoretical tax

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates in Israel (see A(2) above) and the tax expense presented in the statements of income:

For the year ended December 31
2020	2019	2018
$ millions	$ millions	$ millions

Income before income taxes, as reported in the statements of income	49	628	1,364
Statutory tax rate (in Israel)	23%	23%	23%
Theoretical tax expense	11	144	314
Add (less) – the tax effect of:
Tax benefits deriving from the Law for Encouragement of Capital Investments net of natural Resources Tax	(6)	(8)	(20)
Differences deriving from additional deduction and different tax rates applicable to foreign subsidiaries	(4)	(15)	(186)
Tax on dividend	2	2	-
Deductible temporary differences (including carryforward losses) for which deferred taxes assets were not recorded and non–deductible expenses	14	17	24
Taxes in respect of prior years	(2)	(5)	-
Differences in measurement basis (mainly ILS/USD)	10	15	(11)
Other differences	-	(3)	8
Taxes on income included in the income statements	25	147	129

ICL Group Limited Consolidated Financial Statements 64

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 15 - Taxes on Income (cont'd)

H.	Taxes on income relating to items recorded in equity

For the year ended December 31
2020	2019	2018
$ millions	$ millions	$ millions

Tax recorded in other comprehensive income
Actuarial gains from defined benefit plan	(6)	10	(3)
Change in investments at fair value through other comprehensive income	-	(1)	-
Taxes in respect of exchange rate differences on equity loan to a subsidiary included in translation adjustment	(3)	1	2
Total	(9)	10	(1)

Note 16 - Employee Benefits

A.	Composition

Composition of employee benefits:

As at December 31
2020	2019
$ millions	$ millions

Fair value of plan assets	629	583
Termination benefits	(158)	(105)
Defined benefit obligation	(1,075)	(1,004)
	(604)	(526)

Composition of fair value of the plan assets:

As at December 31
2020	2019
$ millions	$ millions

Equity instruments
With quoted market price	224	237
Without quoted market price	40	10
	264	247
Debt instruments
With quoted market price	334	307
Without quoted market price	3	1
	337	308
Deposits with insurance companies	28	28

	629	583

ICL Group Limited Consolidated Financial Statements 65

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 16 - Employee Benefits (cont'd)

B.	Severance Pay

1.	Israeli companies

The labor laws in Israel require the Group to pay severance pay to employees who were dismissed or have retired (including those who left the Group in other specific circumstances). The liability for the payment of severance pay is calculated according to the labor agreements in effect on the basis of salary components which, in the opinion of Company management, create an obligation to pay severance pay.

The Company has two severance pay plans: one plan according to the provisions of section 14 of the Severance Pay Law, which is accounted for as a defined contribution plan; and the other for employees to whom section 14 does not apply, which is accounted for as a defined benefit plan. The Group’s liability in Israel for the payment of severance pay to employees is mostly covered by current deposits in the names of the employees in recognized pension and severance pay funds, and by the acquisition of insurance policies, which are accounted for as plan assets.

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

1)
Some of the Group’s employees in and outside of Israel have defined benefit pension plans for their retirement, which are controlled by the Company. Generally, according to the terms of the plans, as stated, the employees are entitled to receive pension payments based on, among other things, their number of years of service (in certain cases up to 70% of their last base salary) or computed, in certain cases, based on a fixed salary. Some employees of a subsidiary in Israel are entitled to early retirement if they meet certain conditions, including age and seniority at the time of retirement.

2)
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

3)
In 2020, as part of the Company's efforts to address the financial impact of the significant uncertainty in the business and economic environment and the global market volatility, which resulted, among others, from the COVID 19 outbreak, a few initiatives  and streamlining measures were initiated, including an approval of a headcount reduction plan of over 200 employees, primarily through an early retirement plan, for Rotem Israel, Bromine Compounds, and Dead Sea Magnesium. As a result, the Company updated its provision for employee benefits in the amount of $78 million.

ICL Group Limited Consolidated Financial Statements 66

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 16 - Employee Benefits (cont'd)

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

E.	Movement in net defined benefit obligation and in its components:

Fair value of plan assets		Defined benefit obligation		Defined benefit obligation, net
2020	2019	2020	2019	2020	2019
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Balance as at January 1	583	518	(1,004)	(860)	(421)	(342)
Income (costs) included in profit or loss:
Current service costs	-	-	(22)	(21)	(22)	(21)
Interest income (expenses)	5	15	(14)	(27)	(9)	(12)
Past service cost	-	-	11	5	11	5
Effect of movements in exchange rates, net	16	17	(34)	(31)	(18)	(14)
Included in other comprehensive income:
Actuarial losses deriving from changes in financial assumptions	-	-	(24)	(121)	(24)	(121)
Other actuarial gains	9	46	-	-	9	46
Change with respect to translation differences, net	18	9	(32)	(4)	(14)	5
Other movements:
Benefits received (paid)	(6)	(32)	44	55	38	23
Employer contribution	4	10	-	-	4	10
Balance as at December 31	629	583	(1,075)	(1,004)	(446)	(421)

The actual return (loss) on plan assets in 2020, is $14 million, compared with $61 million in 2019 and $(1) million in 2018.

ICL Group Limited Consolidated Financial Statements 67

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 16 - Employee Benefits (cont'd)

F.	Actuarial assumptions

Principal actuarial assumptions as of the reporting date (expressed as weighted averages):

For the year ended December 31
2020	2019	2018
%	%	%

Discount rate as at December 31	1.7	2.1	3.0
Future salary increases	3.4	3.2	3.3
Future pension increase	2.0	2.1	2.2

The assumptions regarding the future mortality rate are based on published statistics and accepted mortality tables.

G.	Sensitivity analysis

Assuming all other assumptions remain constant, the following reasonable possible changes affect the defined benefit obligation as of the date of the financial statements in the following manner:

December 2020
Decrease 10%	Decrease 5%	Increase 5%	Increase 10%
$ millions	$ millions	$ millions	$ millions

Significant actuarial assumptions
Salary increase	(19)	(10)	10	19
Discount rate	22	11	(11)	(22)
Mortality table	26	13	(13)	(26)

H.	The Effect of the plans on the Group's future cash flows

The expenses recorded in respect of defined contribution plans in 2020 are $39 million (in 2019 and 2018, $37 million and $35 million, respectively).

The Company’s estimation of the expected deposits in 2021 to funded defined benefit plans is about $9 million.

As at December 31, 2020, the Company estimates that the life of the defined benefit plans, based on a weighted average, is about 15.3 years (2019 – about 14.3 years).

I.	Long-term incentive plan

In April 2019, ICL's Board of Directors approved the amendment of the Company's internal long‑term incentive framework (hereinafter – New LTI Plan) and accordingly, approved new triennial equity grants for the years 2019-2021, in the form of options exercisable to the Company's ordinary shares. For further information - see Note 19. In addition, a Cash LTI plan was approved, according to which, other senior managers will be awarded with a cash incentive of $32 million in 2022, subject to compliance with certain financial targets over the three years.

ICL Group Limited Consolidated Financial Statements 68

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 17 – Provisions

Composition and changes in the provision

Site restoration and equipment dismantling (1)	Legal claims (2)	Other (3)	Total
$ millions	$ millions	$ millions	$ millions

Balance as at January 1, 2020	202	10	32	244
Provisions recorded during the period	79	-	5	84
Provisions reversed during the period	(1)	-	(3)	(4)
Payments during the period	(12)	(1)	(2)	(15)
Translation differences	11	1	-	12
Balance as at December 31, 2020	279	10	32	321

(1)	Main plans for mine restoration and waste removal:

a.
Spain – In June 2018, a new restoration plan for Suria and Sallent sites, which included a plan for handling the salt piles and dismantling of facilities, was approved. The restoration plan for the Suria site is scheduled to run up to 2094, whereas for the Sallent site up to 2070.

Estimation of the projected costs for the closure and restoration of the Sallent site – the main cost of the estimated costs for closure and restoration is attributed to the salt pile restoration. The Company is acting to treat the salt pile, by both utilizing the salt for production and sale for De-icing purposes, and by processing the material and removing it to the sea via a Collector. As at December 31, 2020, the total provision for the closure and restoration of the Sallent site amounts to $77 million. The estimation is based on a long-term forecast, covering a period of more than 50 years, along with observed estimates and, therefore, the actual costs that may be required to restore the Sallent site may differ, even substantially, from the current provision. In the Company's estimation, the provision in its books reflects the best estimate of the expense required to settle this obligation. Following the efficiency plan, which includes the expediting of the Sallent site closure, in 2020, the Company recorded additional expenses in the amount of $20 million.

b.
Rotem Israel – as at December 31, 2020, according to the Company's estimation, the provision for the restoration of the mining sites, considering Rotem Israel's operation, amounted to $78 million. The provision is measured based on the present value of the cash flows, which are based on assessing the future expense required for the restoration of the mining sites. The actual costs that may be required may differ, even substantially, from the current provision, as a result of the inherent complexity of such estimation, the Company's future decisions regarding the facilities, and regulatory requirements.

ICL Group Limited Consolidated Financial Statements 69

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 17 – Provisions (cont'd)

Composition and changes in the provision (cont'd)

c.
Bromine Israel (Neot Hovav) – pursuant to the Ministry of Environmental Protection, the Company is required to treat both solid waste of past periods which is stored in a designated defined area on the site's premises, and currently-produced waste created during the ongoing production processes in the plant. Waste treatment is partly conducted through a hydro-bromine acid recovering facility (BRU), operated by the Company. Part of the waste is sent for external designated treatment. As at December 31, 2020, the provision for prior periods waste treatment amounted to about $50 million. In the Company's estimation, based on the information currently available to it, the provision included in its financial statements covers the estimated cost for treating prior periods waste.

(2)
In 2016, a court decision was received, which determined that ICL Iberia bears responsibility for contamination of the water in certain wells in the Suria and Sallent sites (due to an over concentration of salt). In 2018, claims were received from several owners of the land surrounding the wells, whereby ICL Iberia is required to compensate them for their damages in the aggregate amount of $22 million. Having examined the claimants' allegations, the Company estimated that it is more likely than not that it would be required to compensate the owners in the amount of up to $4 million. The provision in the Company's books reflects this estimate.

(3)
In 2017, the Israeli Water Law was amended, according to which saline water of the kind produced by Dead Sea plants in the Company's water drilling is charged with water fees. Accordingly, the Company received a charge from the Water Authority in the amount of $31 million for water drawn from all its drillings, including in the concession area between the years 2018-2020. The Company submitted its appeal to the Water Authority, objecting to the charges relating to water drilling within the concession area, which constitutes about 65% of the total charge. It is the Company's view, that such charges should not apply to water drilling within the Dead Sea concession area, for various reasons, most notably the provisions of the Concession Law. The Company believes it is more likely than not that the charges will not apply to the water drilling within the concession area. The Company has a sufficient provision in its books, in immaterial amounts, for the drilling of water outside the concession area.

In November 2020, the Water Authority announced that as part of the license renewal for 2021 and further, the Government Authority Director intends to examine the possibility of changing the definition of Dead Sea Works from "Supplier-Producer" to "Consumer-Producer", the main implication of which is a rise of up to double the future water rates. The Company has expressed its objection to changing the definition in a hearing procedure and is working with the relevant authorities to keep the current definition in the license as is. The Water Authority' response relating to the hearing has not yet been received.

ICL Group Limited Consolidated Financial Statements 70

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 18 - Commitments, Concessions and Contingent Liabilities

A.	Commitments

(1)
Several of the Group’s subsidiaries have entered into agreements with suppliers for the purchase of raw materials and energy in the ordinary course of business, for various periods ending on December 31, 2036. As of December 31, 2020, the total amount of the commitments under the said purchase periods of the agreements is about $2.48 billion. This item takes into consideration part of the agreements described below.

(2)
Several of the Group’s subsidiaries have entered into agreements with suppliers for the acquisition of property, plant and equipment. As at December 31, 2020, the subsidiaries have capital expenditures commitments of about $400 million. This item takes into consideration part of the agreements described below.

(3)
In 2017, Dead Sea Works (hereinafter - DSW) signed an agreement, the cost of which for ICL is $280 million, for the execution of the first stage of the Salt Harvesting Project, with Holland Shallow Seas Dredging Ltd., which includes, among other things, the construction of a special dredger that is designed to execute the salt harvesting. The dredger commenced its operation during the fourth quarter of 2020. For further information - see item C(2).

(4)
In 2017, DSW signed agreements with several execution and infrastructure companies, for construction of a new pumping station (hereinafter - the P-9 Pumping Station), for a total amount of $180 million (out of the total project cost of about $220 million). In early 2020, due to the COVID-19 pandemic, the pumps supplier issued a "Force Majeure" notice resulting in a delay of the pumping station’s completion, which was expected in the first half of 2021. The P‑9 pumping station is expected to commence operation during the second half of 2021. For further information – see item C(2).

(5)
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

The Company anticipates that the scope of the annual gas consumption will be about 0.75 BCM. The Company is entitled to terminate the Agreements in order to start the new agreement with Energean Israel Ltd. (hereinafter – “Energean”), which was signed in 2017. According to the new agreement, Energean will supply up to 13 BCM of natural gas (NG) over a period of 15 years, amounting to about $1.8 billion.

Energean holds licenses for development of the Karish and Tanin gas reservoirs, which are located in Israel’s territorial waters. The NG from the reservoirs will be used for running ICL’s factories and power stations in Israel.

ICL Group Limited Consolidated Financial Statements 71

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

A.	Commitments (cont'd)

(5)	(Cont'd)

Further to Energean's "Force Majeure" announcement under the GSPA, from February 2020, that potential delays are expected in the supply of NG due to COVID-19 impacts on its production, in January 2021, Energean updated that the gas supply will be postponed until the second half of 2021, as announced in June 2020, subject to increasing the availability of the relevant manpower needed for its operations. Otherwise, the gas supply will be further postponed until the first quarter of 2022.

Following the said "Force Majeure" notice, in October 2020, an agreement was signed with Tamar reservoir, the owner of Tamar gas field in Israel, to supply NG in the interim period, until full gas supply is maintained from Energean, at a price of about $4 per MMBTU (hereinafter – the Bridge Agreement). The Bridge Agreement is in effect until July 2022, with an extension option until December 31, 2022. If the commercial operation of Karish and Tanin reservoirs commences before the end of the Bridge Agreement, ICL can consume all the quantities it has committed to through the agreement with Enegean. In case Energean is unable to supply the agreed quantities, ICL is entitled to consume them under the Bridge Agreement by the end of 2022. On October 14, 2020, the Bridge Agreement was approved by ICL's shareholders general meeting. Given the above, no significant impact is expected on the Company due to the said delay.

(6)
In June 2020, the Company entered into a long-term lease agreement with a third party, according to which ICL will lease an office building in Be'er Sheva Israel for a period of 15 years, with a 10-year extension option, at an annual rent of NIS 11 million ($3 million). The lease period is expected to commence in 2024 (at the end of the construction period).

(7)
The Articles of Association of the Company and its Israeli subsidiaries include provisions that permit exemption, indemnification and insurance of the liability of officers, all in accordance with the provisions of the Companies Law.

The Company, with the approval of HR & Compensation Committee, the Board of Directors and the General Meeting of the shareholders, granted its officers a letter of exemption and indemnification, and also maintains an insurance policy covering directors' and officers' liability. The directors' and officers' liability insurance and the exemption and indemnity undertaking do not apply to those cases specified in Section 263 of the Companies Law. The exemption relates to damage caused and/or will be caused, by those officers as a result of a breach of the duty of care to the Company. Regarding directors who are office holders of Israel Corp., who may serve from time to time, on January 5, 2021, the shareholders' general meeting approved the extend the period for exemption and indemnification entered into with such office holders, for additional 9 years, commencing November 30, 2020, provided that the exemption shall not apply to liabilities arising in connection with a transaction or resolution in which a controlling shareholder or an office holder, including an office holder who is other than the office holder party to the agreement, has a personal interest.

ICL Group Limited Consolidated Financial Statements 72

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

A.	Commitments (cont'd)

(7)	(Cont'd)

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

In accordance with section 24 (a) of the Supplement to the Concession Law, it is stated, among other things, that at the end of the concession period all the tangible assets at the concession area will be transferred to the government, in exchange of their amortized replacement value – the value of the assets as if they are purchased as new at the end of the concession period, less their technical depreciation based on their maintenance condition and the unique characteristics of the Dead Sea area. Pursuant to section 24 (b) of the Supplement to the Concession Law, it is stated that capital investments made 10 years before the concession ends (i.e. April 2020) to the end of the concession period require a prior consent of the Government, unless they can be fully deducted for tax purposes before the end of the concession period. However, the Government's consent to any fundamental investment that may be necessary for the proper operation of the plant, will not be unreasonably delayed or suspended. In March 2020, a work procedure was signed between the Company and the Israeli Government for the purpose of implementing section 24(b). The procedure determines, among other things, the manner of examining new investments and the consent process. In addition, the procedure determines the Company's commitment to invest in fixed assets, including for preservation and infrastructure, and in ongoing maintenance of the facilities in the concession area (for the period starting 2026) and the Company's commitment to continue production of potassium chloride and elemental bromine (for the period starting 2028), all subject to the conditions specified in the procedure. Such commitments do not change the way the Company currently operates.

In 2015, the Minister of Finance appointed a team to determine the “governmental activities to be conducted towards the end of the concession period”. The public’s comments in this matter were submitted to the team.

ICL Group Limited Consolidated Financial Statements 73

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(1)	Dead Sea Works Ltd. (hereinafter – DSW) (cont'd)

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

The consolidated Financial Statements were prepared under management's belief that it is more likely than not, that DSW will continue to operate the relevant assets for their remaining useful lives, which extends beyond the term of the current concession period, by obtaining the renewed concession or by operating the assets for an alternative holder. The consolidated depreciation expenses in 2020, relating to the assets located within the concession area, amounted to about $105 million.

As part of the preparation process for the Israeli Subsidiaries’ financial statements, DSW, Dead Sea Bromine and Dead Sea Magnesium for 2016 and onward, which serve as a basis for the financial reports prepared pursuant to the provisions of the Taxation of Natural Resources Law (hereinafter – the Law), the Company receives an opinion from an independent appraiser regarding the fair value of fixed assets. The Property, Plant and Equipment value provided in the opinion is based on the Replacement Cost methodology (as used assets) and was estimated at about $6 billion, as at December 31, 2015, the date the Law entered into effect.

Though the assets assessed for tax purposes and the assets that may be valuated under the Concession Law are highly correlated, there is no complete identity between them. The Company believes that the applied Replacement Cost Methodology used in the opinion for estimating the fair value coincides with the methodology mentioned in the Concession Law for future valuation of the Property, Plant and Equipment upon termination of the concession period. Nevertheless, there could be other interpretations to the manner of implementation of the Concession Law’s provisions or with respect to the valuation methodology. Therefore, the estimated value with respect to the Concession Law could materially differ from the Company's estimates, even with respect to the same assets and dates.

ICL Group Limited Consolidated Financial Statements 74

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(1)	Dead Sea Works Ltd. (hereinafter – DSW) (cont'd)

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

(2)	Rotem Amfert Israel (hereinafter – “Rotem Israel”)

Rotem Israel has been mining phosphates in the Negev in Israel for more than sixty years. The mining is conducted in accordance with phosphate mining concessions, which are granted from time to time by the Minister of Energy under the Mines Ordinance, by the Supervisor of Mines in his Office (hereinafter – the Supervisor), as well as the mining authorizations issued by the Israel Lands Authority (hereinafter – the Authority). The concessions relate to quarries (phosphate rock), whereas the authorizations cover use of land as active mining areas.

Mining Concessions and Lease Agreements

Rotem Israel has the following two mining concessions:

a)	Rotem Field (including the Hatrurim Field) – valid up to the end of 2021.

b)	Zafir Field (Oron‑Zin) – valid up to the end of 2021.

During the fourth quarter of 2020, as part of the Company's actions to extend the validity of the said mining concessions and obtain the necessary approvals, positive recommendations were received from the Ministry of Energy, the Committee for Reducing Concentration and the Competition Authority, to extend the licenses for an additional period of three years. In December 2020, the Minister of Energy approached the Chairman of the Finance Committee in the Knesset requesting that the Committee grant final approval to the said extension.

Rotem has two lease agreements in effect until 2024 and 2041 and an additional lease agreement of the Oron plant, which the Company has been working to extend since 2017, by exercising the extension option provided in the agreement.

ICL Group Limited Consolidated Financial Statements 75

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(2)	Rotem Amfert Israel (hereinafter – “Rotem Israel”) (cont'd)

Mining Royalties

As part of the terms of the concessions in respect of mining of phosphate, Rotem Israel is required to pay the State of Israel royalties based on a calculation as stipulated in the Israeli Mines Ordinance.

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

Planning and Building

The mining and quarrying activities require a zoning approval of the site based on a plan in accordance with the Israeli Planning and Building Law, 1965. These plans are updated, as needed, from time to time. As at the reporting date, there are various requests at different stages of deliberations pending before the planning authorities.

In 2016, the District Board for the Southern District approved a detailed site plan for mining phosphate in the Zin‑Oron area. This plan, which covers an area of about 350 square kilometers, will permit the continued mining of phosphate located in the Zin valley and in the Oron valley for a period of 25 years or up to exhaustion of the raw material – whichever occurs first, with the possibility for extension (under the authority of the District Planning Board).

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

In 2018, the Minister of Health filed an appeal of the said approval, requiring compliance with the Ministry of Health’s recommendation to conduct a survey regarding the health impact in each site included in NOP 14B. As part of a discussion in the Housing Cabinet regarding the appeal, it was decided, with the consent of the Ministries of Health, Finance and Energy, to remove the appeal and to approve the NOP 14B, which was formally published later. In addition, it was decided to establish a team with representatives of the ministries of Treasury, Health, Transportation, Environmental Protection and Energy, which will present to the Housing Cabinet a report that includes health aspects for NOP 14B.

ICL Group Limited Consolidated Financial Statements 76

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(2)	Rotem Amfert Israel (hereinafter – “Rotem Israel”) (cont'd)

In July 2018, a petition was submitted to the Israeli Supreme Court of Justice by the municipality of Arad against the National Council, the Government of Israel, the Ministry of Health, the Ministry of Environmental Protection and Rotem Israel (hereinafter – the Respondents), to revoke the approval of NOP 14B and to order the National Council to discuss the NOP directives while giving proper weight to the health risk.

In January 2019, the petition submitted by residents of the Bedouin diaspora in the "Arad Valley" was consolidated to the said petition. In February 2019, the Supreme Court decided on a conditional order instructing the Respondents to show cause as to why the Plan should not be returned to the National Council for discussion, considering no methodology was determined for examining health effects and no potential health impact document was presented to the National Council. In November 2020, the State informed the court that an outline agreement between the relevant ministries had been reached and signed by the Director General of the Planning Administration, regarding the examination of the health aspects of the NOP 14B for mining and quarrying. In December 2020, the State submitted its response to the petition stating that the said outline constitutes an appropriate response for the review of potential health hazards on which the petitions focus. On the same date, the Company submitted its response to the petition, and similar to the State's position, the Company's opinion is that the petition should be dismissed.

In February 2021, the Court issued a decision to cancel the hearing until a resolution on other outstanding petition that deals with a similar legal issue. On February 22, 2021, the State of Israel and ICL submitted their request to reconsider the Court’s decision claiming there is no legal correlation between the proceedings. On February 24, 2021, the Court denied the requests but noted that the resolution on the other petition is not expected to be delayed.

In addition to the procedures described above, securing the future of the phosphate mining operations at Rotem depends on obtaining several approvals and permits from the authorities in Israel, as follows:

•
Emission permit under the Israeli Clean Air Act (hereinafter - the Law): In 2018, the Company conducted two risk assessments by external experts regarding the possibility to execute all the clean air tasks required by the emission permit as per their approved timeline. The risk assessments focused on the technical and safety considerations arising from implementation of a large number of projects, in parallel, in an industrial site. The assessments indicated that there is no operational feasibility to implement the full requirements of the permit within the defined timeline, and accordingly the Company is unable to meet the timeline set in the current permit.

ICL Group Limited Consolidated Financial Statements 77

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(2)	Rotem Amfert Israel (hereinafter – “Rotem Israel”) (cont'd)

In 2019, following discussions with the Israeli Ministry of Environmental Protection (hereinafter - MoEP), the MoEP informed the Company that during the course of discussions to renew Rotem Israel's emission permit, which currently remains unchanged, they will consider the safety constraints, the complexity and multiplicity of projects, as well as the Company's diligence to comply with the present permit conditions and their schedules, while prioritizing projects with significant environmental impact. The Company provided the MoEP with its updated projects' outline, schedule and completion status.

In light of business uncertainty and the COVID-19 pandemic, the Company continued its discussions with the MoEP regarding the timing and scope of executing the investments, including the impact of the uncertainty surrounding Rotem Israel's activity, as far as the implementation of long-term projects is concerned. In December 2020, the Company submitted to the MoEP an application to update the current emission permit, including updated schedules for projects' execution in accordance with their environmental significance.

In response, in December 2020, a summary letter was received from the MoEP regarding a principle outline that includes, among other things, postponing the execution of certain projects beyond the current permit period, which is to expire in September 2023, and a demand to complete certain projects within the permit period. The Company continues to hold discussions with the MoEP regarding prioritizing the projects' execution and reaching understandings within the framework of the current emission permit.

•
Mining concessions - The Company is working with the relevant authorities to extend the above-mentioned concessions, which are in effect until the end of 2021. For further information on recent developments regarding the extension of the concessions for an additional period of three years, see above.

•	Oron's lease agreement - The Company has been working to extend the lease agreement for Oron's plant area since 2017, by exercising the extension option provided in the agreement.

•
Dry and wet phosphogypsum storage - in October 2020, the construction and use permit for pond 5 were extended until December 31, 2021. The Company is working with the relevant authorities to obtain all the required permits, for the continued operation of the gypsum ponds beyond 2021 and for the continued piling of gypsum, in accordance with the requirements set by law and/or instructions of the Planning and Building Committee.

•
Extension of oil shale extraction permit– The ERD (energy resource development) facility in Rotem Israel, which is used for extracting energy from oil shales (hereinafter – the facility), is essential for the continued production activity of Rotem Israel. In February 2020, the Ministry of Energy notified of its intention not to renew the oil shale extraction permit due to the environmental effects of the facility, whose operation is based on outdated technology.

ICL Group Limited Consolidated Financial Statements 78

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(2)   Rotem Amfert Israel (hereinafter – “Rotem Israel”) (cont'd)

The Company is actively working in line with the Ministry of Energy's instructions to replace the facility with a natural gas steam boiler. As the replacement project is complex, and in light of the delays resulting from the Coronavirus crisis, the Company approached the Ministry of Energy with a request to extend the facility's production permit, from May 2021 until the end of 2022, so that the facility can be used until the completion of the project.

•
Finding economically feasible alternatives to the continued mining of phosphate rock in Israel – According to the Company's assessment of economic phosphate reserves in the existing mining areas, the estimated useful life of Rotem's phosphate rock reserves, which are essential for some production lines, is limited to only a few years. As described above, the Company is working to obtain permits and approvals which will provide an economic alternative for future mining of phosphate rock in Israel.

The Company is continuing its discussions with the relevant authorities, inter alia due to the COVID-19 pandemic and the business uncertainty, until the required approvals and permits are granted. Additionally, the Company increased its efforts to accelerate the discussions with the State of Israel on making decisions regarding future phosphate rock sources, in order to secure long-term certainty for Rotem Israel. The Company estimates that it is more likely than not that the said approvals, permits and future phosphate rock sources will be granted within a timeframe which will not materially impact the Company's results. Nevertheless, there is no certainty as to the receipt of such approvals, permits and future phosphate rock sources and/or the date of their receipt. Failure to obtain these approvals, permits and future phosphate rock resources, or a significant delay in receiving them can lead to a material impact on the Company's business, financial position and results of operations.

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

ICL Group Limited Consolidated Financial Statements 79

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(4)	United Kingdom

A.
The mining rights of a subsidiary in the United Kingdom (hereinafter – ICL Boulby), are based on approximately 114 mining leases and licenses for extracting various minerals, in addition to numerous easements and rights of way from private owners of land under which ICL Boulby operates, and mining rights under the North Sea granted by the British Crown (Crown Estates). The lease rights with the Crown Estates, include provisions to explore and exploit all targeted and known Polysulphate mineral resources of interest to ICL Boulby. The said mineral leases cover a total area of about 720 square kilometers (onshore leases totaling around 90 square kilometers and the offshore leases from the Crown Estates covering around 630 square kilometers). All the lease periods, licenses, easements and rights of way are effective, some up to 2022 and others up to 2038.

The Company is acting to renew the rights necessary for the mining operation which expire in 2022 or alternatively will seek to obtain ownership of these rights. The Company believes, it is more likely than not, that it will obtain renewal or ownership of all the needed rights.

B.
A UK subsidiary which is a part of the Innovative Ag Solutions segment (hereinafter – Everris Limited), has peat mines in the UK (Creca, Nutberry and Douglas Water). Peat is used as a component to produce professional growing media. All sites are owned by Everris Limited. The current extraction permits are granted by the local authorities and are renewed after examining the renewal applications. The extraction permits are granted up to the end of 2024 for Nutberry and Douglas Water and 2037 for Creca.

(5)	China

YPH JV holds two phosphate mining licenses that were issued in July 2015, by the Division of Land and Resources of the Yunnan district in China: (1) a mining license for the Haikou Mine (hereinafter – Haikou) in which the Company runs its operations and which is valid up to January 2043, and (2) a mining license for the Baitacun Mine, which expired in November 2018. In order to preserve the rights for the Baitacun mining license and facilitate its renewal in 2021, the Company paid an advance in an immaterial amount. The Company is examining the feasibility of renewing the Baitacun concession, and will base its decision, among other things, on phosphate reserves soil survey results and on the understanding to be achieved with the authorities.

Natural Resources Royalties

With respect to the mining rights, in accordance with China "Natural Resources Tax Law", YPH JV pays royalties of 8% on the selling price based on the market price of the rock prior to its processing.

ICL Group Limited Consolidated Financial Statements 80

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(5)	China (cont'd)

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

A.
In September 2020, an application for a class action was filed to the district court in Beer Sheva, Israel, against the Company, the Company's subsidiary Rotem Israel and certain Company's present and past office holders, by a number of local residents in the Arava region in the south of Israel (hereinafter – the Applicants). The Applicants claim that discharge, leakage and seepage of sewage from ICL's Zin site, allegedly caused various environmental hazards to the Zin stream, which resulted in damage to various groups in the population of Israel, including: the Israeli public whose property is Zin stream; those who avoided visiting Zin stream due to the environmental hazards; visitors of Zin stream who were exposed to the aforementioned hazards and the residents of the area near Zin stream who were affected by the hazards. Accordingly, the Applicants request several remedies, including restitution and compensation for the damage that they claim was caused to the various groups in a minimum amount of NIS 3 billion (approximately $933 million), the majority of which relates to compensation for claimed consequential damages. In December 2020, the Company filed a request for dismissal the application for approval with respect to the proprietary causes cited, which constitute the main portion of the claimed damage. In January 2021, the court decided to discuss and rule on the Company's motion for dismissal as part of the resolution request for approval. Considering the preliminary stage of the proceeding and lack of precedents of such cases in Israel, there is a difficulty in estimating its outcome. No provision has been recorded in the Company's books.

B.
In July 2019, an application for approval of a claim as a class action was submitted to the Jerusalem District Court by an Israeli environmental association (hereafter - the Applicant) against 30 defendants, including Fertilizers and Chemicals Ltd., a subsidiary of the Company (hereinafter – the Respondents). The application includes claims relating to air pollution in Haifa Bay (located in northern Israel) and to alleged illness therefrom to the population of the said area.

ICL Group Limited Consolidated Financial Statements 81

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(1)	Ecology (cont'd)

C.	(cont'd)

In the framework of the petition, the Applicant requests for declarative relief and the establishment of a mechanism for compensation awards, without specifying their amount, or alternatively, for splitting remedies to allow each group member to sue for damages in a separate proceeding. In February 2020, the Respondents requested the court to completely reject the application for approval of a claim, which was denied in February 2021, without referring to the application for approval of a claim as a class action, in respect of which all rights are reserved. Considering the early stage of the proceeding, and the limited precedents of such cases in Israel, there is a difficulty in estimating its outcome. No provision has been recorded in the Company's books.

D.
In March 2018, an application for certification of a claim as a class action was filed with the District Court in Be’er Sheva by two groups: the first class constituting the entire public in the State of Israel and the second-class constituting visitors of Bokek stream and the Dead Sea (hereinafter – the Applicants), against the subsidiaries, Rotem Israel and Periclase Dead Sea Ltd. (hereinafter – the Respondents).

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

As a result, the Court was requested to order the Respondents to eliminate the proprietary violation in reference to the Aquifer and Bokek stream by restoration thereof and to pay the public compensation in an estimated amount of NIS 1.4 billion (about $435 million). In July 2019, the Respondents filed their response, together with three expert opinions, in which they denied all the Applicant's claims. In November 2020, the parties agreed on a mediation process, subject to a notice that will be submitted to the Court and its approval thereof. Considering the early stage of the proceedings, the limited precedents of such cases in Israel and due to the preliminary issues, that arise from the request, there is a difficulty in estimating their outcome. No provision has been recorded in the Company's books.

E.
In connection with the 2017 event of the partial collapse of a dyke in Pond 3, which is used for accumulation of phosphogypsum fluid that is created as part of the production processes in Rotem Israel plants in Israel. To the best of the Company's knowledge, as at the reporting date, the criminal investigation of the event is still underway. The Company is committed to environmental protection, and for years has worked closely with the Israeli environmental protection authorities to maintain the Negev’s nature in the area of its facilities. Several applications for certification of claims as class actions were filed against the Company contending, among other things, that the Company should bear the restoration costs in the long‑term (see item E below).

ICL Group Limited Consolidated Financial Statements 82

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(1)	Ecology (cont'd)

F.
In July and August 2017, three applications for certification of claims as class actions were filed against the Company, as a result of a partial collapse of the dyke in the evaporation pond of Rotem Amfert Israel, which caused contamination of the Ashalim Stream and its surrounding area. The claimants contend that the Company breached various provisions of environmental laws, including, the provisions of the Law for Prevention of Environmental Hazards, the Water Law, provisions of the Torts Ordinance, a breach of statutory duty and negligence. In the framework of the first application, the Court was requested to instruct the Company to rectify the harm caused as a result of its omissions, in order to prevent recurrence of the damage caused as well as to grant a monetary remedy for non‑pecuniary damages. The monetary remedy was not defined, however, according to the claimants, the amount of the personal claim is NIS 1,000 ($311) for each resident of the State of Israel, which totals approximately 8.68 million persons.

In the framework of the second application, the Court was requested to grant a monetary remedy in an amount of no less than NIS 250 million ($77 million), and concurrently to award personal compensation in the amount of NIS 2,000 ($622) for each resident of the State of Israel, this being in respect of non‑pecuniary damages. Furthermore, the Court was requested to instruct the Company to comply with the relevant laws and the rules provided thereunder. As part of the third application, the Court was requested to instruct the Company, among other things, to prepare plans for removal of the contamination, restoration of the Ashalim Stream and its surrounding area, for control and prevention of recurrence of the damage caused, to pay monetary relief to the class of injured parties, in the amount of NIS 202.5 million ($63 million), and to provide compensation by means of restoring the natural values impaired and return the area to its former condition.

In May 2018, the Nature and Parks Authority (hereinafter – NPA), filed an application for certification of a class action against the Company, Rotem Amfert Israel and past and present officers of the Company and Rotem Amfert Israel (jointly hereinafter - the Respondents), with respect to the Ashalim incident. According to the NPA, the Respondents, jointly and/or severally, are liable for compensation due to the Ashalim incident, among other things by virtue of the Torts Ordinance and/or unjust profits and by virtue of any other law. In the Application, the Court was requested, among other things, to issue orders, the purpose of which is to take all necessary measures to prevent the recurrence of the environmental hazard, and also to cooperate with the NPA and the State's authorities in order to minimize the ecological and environmental damage in order to allow for the restoration of the nature reserve. Furthermore, the Court was requested to grant monetary relief to the public injured by the ecological and environmental damage, and to grant a monetary relief for the purpose of the restoration of the nature reserve, in the aggregate amount of NIS 397 million (about $123 million).

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

ICL Group Limited Consolidated Financial Statements 83

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(1)	Ecology (cont'd)

E.	(Cont'd)

In November 2018, the Company was notified that all four applicants had agreed to join efforts and manage the class actions in a joint and coordinated manner, as well as of their consent to take part in a mediation process in an attempt to resolve the disputes outside of court. In January 2020, the parties signed a procedural agreement that regulates the procedure by which the disputes will be addressed in the mediation procedure which has initiated. Considering the early stage of the proceedings, there is a difficulty in estimating their outcome. The Company is in contact with its insurance carriers to activate the relevant insurance policies. No provision has been recorded in the Company's books.

In May 2018, the Company was served with a motion for discovery and pursual of documents (hereinafter – the Motion), filed with the Tel Aviv District Court, by a shareholder of the Company (hereinafter – the Movant), as a preliminary proceeding in preparation for the possible filing of an application for certification of a multiple derivative action against officers of the Company and Rotem Amfert Israel who, according to the Movant, caused the alleged damages incurred and to be incurred by the Company as a result of the Ashalim incident. In 2018, the parties reached an arrangement, according to which, the legal proceedings will be detained until the relevant investigation's materials will be provided to the Company by the investigating authority. As at the reporting date, such investigative materials have not yet been received. Considering the proceedings are in an early stage and even suspended, there is a difficulty in estimating their outcome.

F.
In 2015, a request was filed for certification of a claim as a class action, in the District Court in Tel‑Aviv–Jaffa, against eleven defendants, including a subsidiary, Fertilizers and Chemical Ltd., in respect of claims relating to air pollution in Haifa Bay and for the harm allegedly caused from it to the residents of the Haifa Bay area. The amount of the claim is about NIS 13.4 billion (about $4.2 billion). In the Company’s estimation, based on the factual material provided to it and the relevant court decision, it is more likely than not that the plaintiffs’ contentions will be rejected.

(2)	Increase in the level of the evaporation Pond in Sodom (Pond 5)

The minerals from the Dead Sea are extracted by way of solar evaporation, whereby salt precipitates onto the bed of Pond 5 (hereinafter – the Pond), located in one of the sites of Dead Sea Works (hereinafter – DSW). The precipitated salt creates a layer on the Pond bed with a volume of approximately 16 million cubic meters per year.

ICL Group Limited Consolidated Financial Statements 84

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(2)	Increase in the level of Pond 5 (hereinafter – the Pond) (cont'd)

The process of production of the raw material requires that a fixed brine volume is preserved in the Pond. Failure to maintain a constant volume of solutions in the Pond could result in a reduction in production capacity. To this end, up to the end of 2021, the raising of the solutions' level of the Pond will continue according to the rate at which the pond floor rises, while performing the salt harvest, initiated in the fourth quarter of 2020. The solutions' level maximum height (15.1) is expected to be reached by the end of 2021. From 2022 onwards, the solutions' volume in the Pond will be preserved only by way of harvesting the salt.

Raising the water level of the Pond above a certain level may cause structural damage to the foundations and the hotel buildings situated close to the water’s edge, to the settlement of Neve Zohar and to other infrastructure located along the western shoreline of the Pond.

Up to the end of 2020, in order to ensure that the Pond water level does not exceed the maximum height (15.1), the Government of Israel, through the Dead Sea Preservation Government Company Ltd., implemented a project for construction of coastline defenses, together with DSW (who financed 39.5% of the project's cost), as part of which the dyke along the western beachfront of the Pond, across from the hotels, is raised, together with a system for lowering subterranean water.

The construction work with respect to the hotels' coastlines is complete and at present, the Dead Sea Preservation Government Company Ltd. is carrying out elevation work in the intermediate area between the two hotel complexes. The Pond level will be maintained as part of the permanent solution (the salt harvesting project) described below, which should provide a defense until the end of the current concession period in 2030.

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

The Company will bear 80% and the state of Israel will bear 20% of the cost of the Salt Harvesting Project. However, the State's share will not exceed NIS 1.4 billion.

In 2015 and in 2016, the National Infrastructures Committee and the Israeli Government, respectively, approved National Infrastructures Plan 35A (hereinafter – the Plan), which includes the statutory infrastructure for establishment of the Salt Harvesting Project in the Pond, and construction of the P-9 pumping station in the northern basin of the Dead Sea. The salt dredger, as part of the Salt Harvesting Project, commenced operation in the fourth quarter of 2020. Commencement of the Harvesting Project will allow DSW to set the level at its maximum height at the end of 2021. The P-9 pumping station operation is expected to commence during the second half of 2021.

(3)
In connection with a principle agreement with a construction contractor, Abengoa, to establish a cogeneration station (EPC) in Sodom Israel, in light of the continued violations by Abengoa and the financial disputes between the parties, the Company notified it of the cancellation of the agreement and the initiation of an arbitration proceeding in accordance with the provisions of the agreement.

ICL Group Limited Consolidated Financial Statements 85

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(3)	(cont'd)

Further to discussions held between the Company and Abengoa to end the dispute, the parties signed a settlement agreement which was approved as an arbitration award by the court. Within the framework of the agreement, Abengoa pledged to pay EUR 37 million (approximately $45 million) in quarterly payments, over a five-year period, starting January 2020. The agreement includes mutual waiver of future claims and suits upon payment completion. The agreement also determined that in case Abengoa violates the agreement, the Company will be entitled to apply for enforcement of the arbitration award, and alternatively, to return to the original arbitration proceedings.

On February 22, 2021, Abengoa reported on filing a request for bankruptcy in a Spanish Court. The Company intends to exercise all its legal rights in order to claim all the amounts it's entitled to. Considering the preliminary stage of the proceeding, there is a difficulty in estimating its outcome. Nevertheless, there is no material impact on the Company's results.

(4)   Spain

A.
The subsidiary in Spain (hereinafter – ICL Iberia) had two potash production centers – Suria and Sallent. As part of an efficiency plan, the Company is in the process of consolidating the activities of ICL Iberia into one site by means of expanding the Suria production site and discontinuing the mining activities in the Sallent site. For further information regarding the Company's decision to accelerate the sites' consolidation in ICL Iberia by closing the Sallent site from June 30, 2020, please see Note 12. The mining activities in Spain require, among other things, an environmental mining license and an urban license.

In 2014, ICL Iberia received an urban license for the Suria site, followed by an environmental mining license, that complies with the new environmental protection regulations in Spain (autoritzacio substantive). In 2018, ICL Iberia obtained an environmental impact assessment, as well as, the new urban permits to expand the capacity of the salt mountain in Suria, which allow to continue piling salt for the following years, until the evacuation solution through a collector is applied. The restoration plan for the Suria site, which was approved in 2018 and which includes a plan for handling the salt piles and dismantling of facilities is scheduled to run up to 2094.

B.
As part of the arbitration proceeding conducted between a Spanish subsidiary and Akzo Nobel Industrial Chemicals B.V. (currently - Nobian), concerning the termination of the partnership agreement between them, in May 2019, Nobian submitted a statement of claim to the Arbitral Tribunal, whereby it seeks to determine that the agreement termination by the Company constitutes an unlawfully breach of contract and therefore it is entitled to enforce the agreement and to be compensated in an immaterial amount. Alternatively, in case it is determined that the agreement is not enforceable, Nobian outlines several different compensation alternatives in the amounts of up to $152 million. The Company believes that the agreement was lawfully terminated and that it is more likely than not that Nobian claims will be rejected. To the best of the Company's knowledge, the arbitration award is expected during the first quarter of 2021.

ICL Group Limited Consolidated Financial Statements 86

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(5)
In connection with the Harmonization Project (one global ERP system), which was discontinued in 2016 by the Company's Board of Directors decision, in December 2018 the Company filed a lawsuit in the Tel Aviv District Court, against IBM Israel, the leading project provider (hereinafter – IBM), in the amount of $300 million (about a billion NIS), for compensation of the damages incurred to the Company due to IBM’s failure to meet its undertakings within the Project, which led to the failure of the Project.

In March 2019, IBM filed its statement of defense, together with a counterclaim against the Company, according to which IBM claims that ICL allegedly refrained from making certain payments, conducted negotiations in bad faith, and terminated the project unilaterally, in a way that harmed IBM's reputation and goodwill and therefore claims an amount of about $53 million (about ILS 170 million), including VAT and interest. In June 2019, the Company filed a statement of defense with respect to the counterclaim in which the Company rejected all of IBM's claims. In January 2021, IBM filed a request for dismissal including the deletion of the remedies claimed by the Company arising from the termination of the agreement between the parties. Considering the early stage of the proceedings and the complexity of the claims, there is a difficulty in estimating their outcome. Nevertheless, the Company believes it is more likely than not IBM's claims in its counterclaim will be rejected.

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

The represented class was defined in the application as all those who acquired the Company's share at any time during the period commencing June 11, 2015 and did not sell them until September 29, 2016 (hereinafter – the Applicants). The aggregate amount of the claim, for all members of the represented class, is estimated to be between $123 million (about NIS 395 million) for maximal damage, and $8 million (about NIS 26 million), for minimal damage. In April 2019, the Company filed its position to the Court denying the allegations made in the application.

ICL Group Limited Consolidated Financial Statements 87

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(6)  (cont'd)

In January 2020, the Company filed an application, which was accepted in court, to postpone the proceedings until a verdict is received in its lawsuit against IBM (see item 5 above). The delay was accepted subject to the Company's on-going updates regarding the IBM's proceedings. In April 2020, the Applicants filed a request with the Supreme Court for leave to appeal the said Court's decision. Considering the proceedings are in early stages and even suspended, there is a difficulty in estimating the chances the application will be accepted. No provision has been recorded in the Company's books.

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

According to the statement of claim, the plaintiff requests, among other things, that the Court rules in his favor and in favor of the Represented Group, awarding them compensation for the damages allegedly caused to them, in the total amount of NIS 56 million (about $17 million), based on a calculation pursuant to the "difference test", measuring the difference between the price of a product and its cost, as described in the statement of claim, or in the amount of about NIS 73 million (about $23 million), based on the "comparison test", comparing the price of a product to its price in other markets, as described in the statement of claim. It should be noted that the Company's total sales of solid phosphate fertilizers in Israel during 2017 were negligible. In March 2020, the central district court granted the Defendants a motion for delay in proceedings, until a decision is made by the Supreme Court in similar proceedings implicating the said case. The Company is denying the allegations, and in its estimation, it is more likely than not that its claims will be accepted.

(8)
With respect to the transfer of water from the Northern Basin of the Dead Sea to the evaporation ponds in the Sea's Southern Basin, in 2015, a petition was filed in the Israeli Court for Water Matters by Adam Teva V’Din - Israeli Association for Environmental Protection (ATD) wherein the Court was requested to order the Government Water and Sewage Authority (hereinafter – the Water Authority) to issue a production license to DSW pursuant to the Water Law. The goal is to regulate and supervise the transfer of the water, as stated, including limitation of the quantities transferred.

ICL Group Limited Consolidated Financial Statements 88

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(8)	(cont'd)

In 2019, the court partially accepted the petition stating that the water pumping activity must be regulated by means of a production license as defined in the Water Law and not through the Water Authority's directive which includes limitation of quantities and reporting mechanisms, under which the Company operates today. In March 2020, the Water Authority granted the Company a production license for 2020 that includes provisions which are not significantly different from the Water Authority's directive, under which the Company operated. In accordance with the Water Authority's directives, the Company will operate according to this license until the date the new production license for 2021 will be received, which is expected by June 2021. As part of the production license renewal process, the Company is holding discussions with the Water Authority in order to settle the existing disputes, among other things, relating to the possibility of changing the definition of Dead Sea Works from "Supplier-Producer" to "Consumer-Producer". See Note 17.

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

ICL Group Limited Consolidated Financial Statements 89

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 19 – Equity

A.	Composition:

As at December 31, 2020		As at December 31, 2019
Authorized	Issued and paid	Authorized	Issued and paid

Number of Ordinary shares of Israeli Shekel 1 par value (in millions)	1,485	* 1,305	1,485	* 1,305

Number of Special State share of Israeli Shekel 1 par value	1	1	1	1

(*) For information regarding the amount of treasury shares, see Note 19.G.(1).

The reconciliation of the number of shares outstanding at the beginning and at the end of the year is as follows:

Number of Outstanding Shares (in millions)

As at January 1, 2019	1,305
Issuance of shares	-
As at December 31, 2019	1,305
Issuance of shares	-
As at December 31, 2020	1,305

B.	Rights conferred by the shares

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

-
Any percentage of holding of the Company’s shares, which grants its holder the right, ability or actual possibility to appoint, directly or indirectly, such number of the Company’s directors equal to half or more of the Company’s directors appointed.

ICL Group Limited Consolidated Financial Statements 90

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 19 – Equity (Cont'd)

B.	Rights conferred by the shares (cont'd)

During the second half of 2018, an inter-ministry team was established, headed by the Ministry of Finance, whose purpose is, among other things, to regulate the authority and supervision in respect of the Special State of Israel Share, as well as reduce the regulatory burden. In 2019, the work of this team was suspended until further notice due to the dissolution of the Knesset and lack of permanent Government. The Company is unable to estimate when or whether the team will recommence and what are the implications of this process over the Company, if any.

ICL Group Limited Consolidated Financial Statements 91

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 19 – Equity (cont'd)

C.	Share-based payments

Non-marketable options

Grant date	Employees entitled	Number of instruments (thousands)	Issuance's details	Instrument terms	Vesting conditions	Expiration date
August 6, 2014	Officers and senior employees	3,993	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan.
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
					3 equal tranches: (1) one third on December 1, 2016 (2) one third on December 1, 2017 (3) one third on December 1, 2018	Two years from the vesting date.
December 11, 2014	Former CEO	367
May 12, 2015	Officers and senior employees	6,729		Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	The first and second tranches is at the end of 36 months after the grant date for the third tranche is at the end of 48 months after the grant date.
June 29, 2015	Former CEO	530
	Former chairman of BOD	404
June 30, 2016	Officers and senior employees	3,035				June 30, 2023
September 5, 2016	Former chairman of BOD	186
February 14, 2017	Former CEO	114				February 14, 2024
June 20, 2017	Officers and senior employees	6,868				June 20, 2024
August 2, 2017	Former chairman of BOD	165

ICL Group Limited Consolidated Financial Statements 92

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 19 – Equity (cont'd)

C.	Share-based payments (cont'd)

1.	Non-marketable options (cont'd)

Grant date	Employees entitled	Number of instruments (thousands)	Issuance's details	Instrument terms	Vesting conditions	Expiration date
March 6, 2018	Officers and senior employees	5,554	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan.	Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	March 6, 2025
May 14, 2018	CEO	385				May 14, 2025
August 20, 2018	Former chairman of BOD	403				August 20, 2025
April 15, 2019	Officers and senior manager	13,242			2 equal tranches: (1) half at the end of 24 months after the grant date. (2) half at the end of 36 months after the grant date.	5 years after the grant date
June 27, 2019	CEO	3,512
May 29, 2019 *	Chairman of BOD	2,169			2 equal tranches: (1) half at the end of 24 months after the issuance date. (2) half at the end of 36 months after the issuance date.	5 years after the issuance date

*	The options were issued upon Mr. Doppelt's entry into office on July 1, 2019.

ICL Group Limited Consolidated Financial Statements 93

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 19 – Equity (cont'd)

C.	Share-based payments (cont'd)

1.	Non-marketable options (cont'd)

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

The fair value of the options granted in 2014, as part of 2014 equity compensation plan, as amended, was estimated using the binomial model for pricing options. The grants in 2015, 2016, 2017, 2018 and 2019 under the 2014 Equity Compensation Plan, as amended, were estimated using the Black & Scholes model for pricing options. The parameters used in applying the models are as follows:

2014 Plan
Granted 2014	Granted 2015	Granted 2016	Granted 2017	Granted 2018	Granted 2019

Share price (in $)	8.2	7.0	3.9	4.5	4.4	5.4
CPI-linked exercise price (in $)	8.4	7.2	4.3	4.3	4.3	5.3
Expected volatility:
First tranche	29.40%	25.40%	30.51%	31.88%	28.86%	27.85%
Second tranche	31.20%	25.40%	30.51%	31.88%	28.86%	27.85%
Third tranche	40.80%	28.80%	30.51%	31.88%	28.86%	27.85%
Expected life of options (in years):
First tranche	4.3	3.0	7.0	7.0	7.0	4.4
Second tranche	5.3	3.0	7.0	7.0	7.0	4.4
Third tranche	6.3	4.0	7.0	7.0	7.0	4.4
Risk-free interest rate:
First tranche	(0.17)%	(1.00)%	0.01%	0.37%	0.03%	(0.67)%
Second tranche	0.05%	(1.00)%	0.01%	0.37%	0.03%	(0.67)%
Third tranche	0.24%	(0.88)%	0.01%	0.37%	0.03%	(0.67)%
Fair value (in $ millions)	8.4	9.0	4.0	11.3	8.8	7.5
Weighted average grant date fair value per option (in $)	1.9	1.2	1.1	1.6	1.4	1.2

ICL Group Limited Consolidated Financial Statements 94

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 19 – Equity (cont'd)

C.	Share-based payments (cont'd)

1.	Non-marketable options (cont'd)

The expected volatility was determined based on the historical volatility in the Company’s share prices in the Tel-Aviv Stock Exchange.

The expected life of the options was determined according to Management’s estimate of the period the employees will hold the options, taking into consideration their position with the Company and the Company’s past experience regarding the turnover of employees.

The risk‑free interest rate was determined based on the yield to maturity of shekel‑denominated Israeli Government debentures, with a remaining life equal or similar to the anticipated life of the option.

The cost of the benefit embedded in the options and shares from the Equity Compensation Plan 2014 is recognized in the statement of income over the vesting period of each portion. Accordingly, in 2020, 2019, and 2018, the Company recorded expenses of $8 million, $12 million and $19 million, respectively.

The movement in the options are as follows:

Number of options (in millions)
2014 Plan

Balance as at January 1, 2019	18
Movement in 2019:
Granted during the year	19
Expired during the year	(3)
Forfeited during the year	(3)
Exercised during the year	(1)
Total options outstanding as at December 31, 2019	30
Movement in 2020:
Expired during the year	(2)
Exercised during the year	(1)
Total options outstanding as at December 31, 2020	27

ICL Group Limited Consolidated Financial Statements 95

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 19 – Equity (cont'd)

C.	Share-based payments (cont'd)

1.	Non-marketable options (cont'd)

The exercise prices for options outstanding at the beginning and end of each period are as follows:

December 31, 2020	December 31, 2019	December 31, 2018

Granted 2014 US Dollar	-	7.15	6.77
Granted 2015 US Dollar	-	-	6.92
Granted 2016 US Dollar	4.56	4.36	4.21
Granted 2017 US Dollar	4.17	4.01	3.89
Granted 2018 US Dollar	4.12	3.99	3.89
Granted 2019 US Dollar	5.66	5.42	-

The number of outstanding vested options at the end of each period and the weighted average exercise price for these options are as follows (*):

December 31, 2020	December 31, 2019	December 31, 2018

Number of options exercisable (In Millions)	11	12	11
Weighted average exercise price in Israeli Shekel	13.89	15.19	18.53
Weighted average exercise price in US Dollar	4.32	4.40	4.94

(*) The share price as of December 31, 2020, is NIS 16.36 and $5.09.

The range of exercise prices for the options outstanding vested at the end of each period are as follows:

December 31, 2020	December 31, 2019	December 31, 2018

Range of exercise price in Israeli Shekel	13.15-18.32	13.55-24.71	14.26-25.93
Range of exercise price in US Dollar	4.09-5.70	3.92-7.15	3.81-6.92

The average remaining contractual life for the outstanding vested options at the end of each period are as follows:

December 31, 2020	December 31, 2019	December 31, 2018

Average remaining contractual life	3.58	3.85	3.90

ICL Group Limited Consolidated Financial Statements 96

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 19 – Equity (cont'd)

C.	Share-based payments (cont'd)

2.	Restricted shares

Grant date	Employees entitled	Number of instruments (thousands)	Vesting conditions (*)	Instrument terms	Additional Information	Fair value at the grant date (Million)
August 6, 2014	Officers and senior employees	922	3 equal tranches: (1) one third on December 1, 2016 (2) one third on December 1, 2017 (3) one third on December 1, 2018	An issuance for no consideration, under the 2014 Equity Compensation Plan.	The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the grant date (the approval date of the BOD and/or the date of the approval of the General Meeting where required).	7.6
February 26, 2015	ICL’s Directors (excluding ICL's CEO)	99	3 tranches: (1) 50% will vest August 28, 2015 (2) 25% will vest February 26, 2017 (3) 25% will vest February 26, 2018			0.7
May 12, 2015	Officers and senior employees	1,194	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date			8.8
June 29, 2015	Former chairman of the BOD	68
December 23, 2015	ICL’s Directors (excluding ICL's CEO & Chairman of the BOD)	121	3 equal tranches: (1) one third on December 23, 2016 (2) one third on December 23, 2017 (3) one third on December 23, 2018			0.5
June 30, 2016	Officers and senior employees	990	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date			4.1
September 5, 2016	Former chairman of BOD	55

(*) Vesting of the Restricted Shares would be fully accelerated if the holder ceases to serve as a director of the Company, unless he/she ceased to hold office due to those certain circumstances regarding early termination of office or imposition of enforcement measures, as set forth in Sections 231-232a and 233(2) of the Israeli Companies Law.

ICL Group Limited Consolidated Financial Statements 97

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 19 – Equity (cont'd)

C.	Share-based payments (cont'd)

2.	Restricted shares (cont’d)

Grant date	Employees entitled	Number of instruments (thousands)	Vesting conditions (*)	Instrument terms	Additional Information	Fair value at the grant date (Million)
January 3, 2017	ICL’s Directors (excluding ICL's Chairman of the BOD)	146	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	An issuance for no consideration, under the 2014 Equity Compensation Plan. The value includes a reduction of 5% from the value of the equity compensation, pursuant to the decision of the directors in March 2016, to reduce their annual compensation for 2016 and 2017.	The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the grant date (the approval date of the BOD and/or the date of the approval of the General Meeting where required).	0.6
February 14, 2017	Former CEO	38		An issuance for no consideration, under the 2014 Equity Compensation Plan.		0.2
June 20, 2017	Officers and Senior employees	2,211				10
August 2, 2017	Former chairman of BOD	53				0.3
January 10, 2018	ICL’s Directors (excluding ICL's CEO & Chairman of the BOD)	137				0.6
March 6, 2018	Officers and senior employees	1,726				8
May 14, 2018	CEO	121				0.6
August 20, 2018	Former chairman of BOD	47				0.2
	ICL’s Directors (excluding ICL's CEO & Chairman of the BOD)	88	Acceleration at January 2019.			0.4
April 23, 2020	ICL’s Directors (excluding directors who are officers or directors of Israel Corporation Ltd.)	177	3 equal tranches: (1) one third on January 1, 2021 (2) one third on January 1, 2022 (3) one third on January 1,2023	An issuance for no consideration, under the amended 2014 Equity Compensation Plan.	The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the Grant Date (the approval date of the annual General Meeting of shareholders).	0.6

(*)  Vesting of the Restricted Shares would be fully accelerated if the holder ceases to serve as a director of the Company, unless he/she ceased to hold office due to those certain circumstances regarding early termination of office or imposition of enforcement measures, as set forth in Sections 231-232a and 233(2) of the Israeli Companies Law.

ICL Group Limited Consolidated Financial Statements 98

Note 19 – Equity (cont’d)

C.	Share-based payments (cont'd)

2.	Restricted shares (cont’d)

In November 2019, March 2020 and April 2020, the Company’s HR & Compensation Committee, Board of Directors and shareholders, respectively, approved an equity grant for 2020 in the form of restricted shares, to the Company's directors (excluding directors whom are officers and directors of Israel Corporation Ltd.), in a value per grant of NIS 310,000 ($87,152).

D.	Dividends distributed to the Company's Shareholders

Board of Directors decision date to distribute the dividend	Actual date of distribution of the dividend	Gross amount of the dividend distributed (in millions of $)	Net amount of the distribution (net of the subsidiary’s share) (in millions of $)	Amount of the dividend per share (in $)

February 13, 2018	March 14, 2018	70	69	0.05
May 10, 2018	June 20, 2018	52	51	0.04
July 31, 2018	September 4, 2018	56	56	0.04
October 31, 2018	December 19, 2018	66	65	0.05
Total 2018		244	241	0.18
February 5, 2019	March 13, 2019	62	61	0.05
May 7, 2019	June 19, 2019	76	75	0.06
July 31, 2019	September 24, 2019	74	73	0.06
November 6, 2019	December 18, 2019	65	64	0.05
Total 2019		277	273	0.22
February 12, 2020	March 18, 2020	23	23	0.02
May 11, 2020	June 17, 2020	30	30	0.02
July 28, 2020	September 16, 2020	36	36	0.03
November 11, 2020	December 16, 2020	29	29	0.02
Total 2020		118	118	0.09
February 11, 2021 (after the reporting date)*	March 16, 2021	34	34	0.03

(*) The record date is March 3, 2021 and the payment date is March 16, 2021.

ICL Group Limited Consolidated Financial Statements 99

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 19 – Equity (cont’d)

E.	Cumulative translation adjustment

The translation reserve includes all translation differences arising from translation of financial statements of foreign operations.

F.	Capital reserves

The capital reserves include expenses for share‑based compensation to employees against a corresponding increase in equity (see section C. above) and change in investment at fair value through other comprehensive income (investment in 10% of the share capital of YYTH, see Note 21.E(3).

G.	Treasury shares

1)
During 2008 and 2009 22.4 million shares were acquired by the Group under a purchase plan, for a total consideration of approximately $258 million. Total shares held by the Group are about 24.5 million.

2)
In determining the amount of retained earnings available for distribution as a dividend pursuant to the Israeli Companies Law, the amount of self‑acquisitions (that are presented separately in the “treasury shares” category in the equity section), must be deduct from the balance of the retained earnings.

H.	Retained earnings

The retained earnings include actuarial gains (see Note 16.E) and dividends to the shareholders.

Note 20 - Details of Income Statement Items

For the year ended December 31
2020	2019	2018
$ millions	$ millions	$ millions

Sales	5,043	5,271	5,556
Cost of sales
Materials consumed	1,647	1,702	1,643
Cost of labor	794	766	791
Depreciation and amortization	416	384	384
Energy and fuel	316	340	349
Other(*)	380	262	535
	3,553	3,454	3,702

(*)  The amount in 2020 includes a write-off of inventory, mainly inventory in-process unlikely to be realized, in the amount of $55 million following the discontinuation of the unprofitable production and sale of the phosphate rock activity in Rotem Israel.

ICL Group Limited Consolidated Financial Statements 100

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 20 - Details of Income Statement Items (cont’d)

For the year ended December 31
2020	2019	2018
$ millions	$ millions	$ millions

Selling, transport and marketing expenses
Land and Marine transportation	515	509	553
Cost of labor	134	133	125
Other	117	125	120
	766	767	798
General and administrative expenses
Cost of labor	136	153	172
Professional Services	32	42	44
Other	64	59	41
	232	254	257
Research and development expenses, net
Cost of labor	40	36	38
Other	14	14	17
	54	50	55

For the year ended December 31
2020	2019	2018
$ millions	$ millions	$ millions

Other income
Past service cost	11	5	7
Capital gain	-	12	841
Reversal of Impairment of fixed assets	-	10	-
Reversal of provision for legal claims	-	7	-
Other	9	6	11
Other income recorded in the income statements	20	40	859
Other expenses
Impairment of fixed assets	90	-	19
Provision for historical waste removal and site closure costs	83	7	18
Provision for early retirement and dismissal of employees	78	5	7
Provision for legal claims	-	14	31
Environment related provisions	-	-	1
Other	5	4	8
Other expenses recorded in the income statements	256	30	84

ICL Group Limited Consolidated Financial Statements 101

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 20 - Details of Income Statement Items (cont’d)

For the year ended December 31
2020	2019	2018
$ millions	$ millions	$ millions

Financing income and expenses
Financing income:
Net gain from change in fair value of derivative designated as cash flow hedge	54	38	-
Interest income from banks and others	7	8	3
Financing income in relation to employee benefits	-	-	7
Net gain from change in fair value of derivative designated as economic hedge	-	45	-
Net gain from changes in exchange rates	-	-	46
	61	91	56
Financing expenses:
Interest expenses to banks and others	120	125	117
Net loss from changes in exchange rates	58	72	-
Financing expenses in relation to employees' benefits	38	39	-
Net loss from change in fair value of derivative designated as economic hedge	23	-	101
Banks and finance institutions commissions (mainly commission on early repayment of loans)	4	3	18
Financing expenses	243	239	236
Net of borrowing costs capitalized	24	19	22
	219	220	214

Net financing expenses recorded in the income statements	158	129	158

ICL Group Limited Consolidated Financial Statements 102

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21 - Financial Instruments and Risk Management

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

The Company regularly monitor the extent of our exposure and the rate of the hedging transactions for the various risks described below. The Company execute hedging transactions according to our hedging policy with reference to the actual developments and expectations in the various markets.

ICL Group Limited Consolidated Financial Statements 103

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21 - Financial Instruments and Risk Management (cont'd)

B. Groups and measurement bases of financial assets and financial liabilities

As at December 31, 2020
Financial assets			Financial liabilities
Measured at fair value through the statement of income	Measured at fair value through the statement of comprehensive income	Measured at amortized cost	Measured at fair value through the statement of income	Measured at amortized cost
$ millions	$ millions	$ millions	$ millions	$ millions

Current assets
Cash and cash equivalents	-	-	214	-	-
Short-term investments and deposits	-	-	100	-	-
Trade receivables	-	-	883	-	-
Other receivables	-	-	122	-	-
Investments at fair value through other comprehensive income	-	53	-	-	-
Foreign currency and interest derivative designated as economic hedge	24	-	-	-	-
Non-current assets
Foreign currency and interest derivative instruments designated as cash flow hedge	115	-	-	-	-
Investments at fair value through other comprehensive income	-	83	-	-	-
Other non-current asset	-	-	8	-	-
Total financial assets	139	136	1,327	-	-
Current liabilities
Short term debt	-	-	-	-	(679)
Trade payables	-	-	-	-	(740)
Other current liabilities	-	-	-	-	(156)
Foreign currency and interest derivative designated as economic hedge	-	-	-	(42)	-
Energy and marine transport derivative designated as economic hedge	-	-	-	(1)	-
Non-current liabilities
Long term debt and debentures	-	-	-	-	(2,053)
Foreign currency and interest derivative designated as economic hedge	-	-	-	(13)	-
Foreign currency and interest derivative instruments designated as cash flow hedge	-	-	-	(28)	-
Other non- current liabilities	-	-	-	-	(53)
Total financial liabilities	-	-	-	(84)	(3,681)
Total financial instruments, net	139	136	1,327	(84)	(3,681)

ICL Group Limited Consolidated Financial Statements 104

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21 - Financial Instruments and Risk Management (cont'd)

B. Groups and measurement bases of financial assets and financial liabilities (cont'd)

As at December 31, 2019
Financial assets		Financial liabilities
Measured at fair value through the statement of income	Measured at fair value through the statement of comprehensive income	Measured at amortized cost	Measured at fair value through the statement of income	Measured at amortized cost
$ millions	$ millions	$ millions	$ millions	$ millions

Current assets
Cash and cash equivalents	-	-	95	-	-
Short-term investments and deposits	-	-	96	-	-
Trade receivables	-	-	778	-	-
Other receivables	-	-	105	-	-
Foreign currency and interest derivative designated as economic hedge	10	-	-	-	-
Energy and marine transport derivative designated as economic hedge	1	-	-	-	-
Investments at fair value through other comprehensive income	-	40	-	-	-
Non-current assets
Investments at fair value through other comprehensive income	-	111	-	-	-
Foreign currency and interest derivative instruments designated as cash flow hedge	57	-	-	-	-
Other non-current asset	-	-	6	-	-
Total financial assets	68	151	1,080	-	-
Current liabilities
Short term debt	-	-	-	-	(420)
Trade payables	-	-	-	-	(712)
Other current liabilities	-	-	-		(128)
Foreign currency and interest derivative designated as economic hedge	-	-	-	(5)
Energy and marine transport derivative designated as economic hedge	-	-	-	(3)
Non-current liabilities
Long term debt and debentures	-	-	-	-	(2,181)
Foreign currency and interest derivative designated as economic hedge	-	-	-	(6)
Other non- current liabilities	-	-	-	-	(38)
Total financial liabilities	-	-	-	(14)	(3,479)
Total financial instruments, net	68	151	1,080	(14)	(3,479)

ICL Group Limited Consolidated Financial Statements 105

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21 - Financial Instruments and Risk Management (cont'd)

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

ICL Group Limited Consolidated Financial Statements 106

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21 - Financial Instruments and Risk Management (cont'd)

C. Credit risk (cont'd)

(2) Maximum Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

As at December 31
Carrying amount ($ millions)
2020	2019

Cash and cash equivalents	214	95
Short term investments and deposits	100	96
Trade receivables	883	778
Other receivables	122	105
Derivatives	139	68
Other non-current assets	8	6
	1,466	1,148

The maximum exposure to credit risk for trade receivables, at the reporting date by geographic region was:

As at December 31
Carrying amount ($ millions)
2020	2019

Europe	330	252
Asia	258	249
North America	144	114
South America	68	74
Israel	67	72
Other	16	17
	883	778

(3) Aging of debts and impairment losses

The aging of trade receivables at the reporting date was:

As at December 31
2020		2019
Gross	Impairment	Gross	Impairment
$ millions	$ millions	$ millions	$ millions

Not past due	788	-	661	-
Past due up to 3 months	58	-	65	-
Past due 3 to 12 months	7	(1)	26	(1)
Past due over 12 months	40	(9)	29	(2)
	893	(10)	781	(3)

ICL Group Limited Consolidated Financial Statements 107

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21 - Financial Instruments and Risk Management (cont'd)

C. Credit risk (cont'd)

(3) Aging of debts and impairment losses

The movement in the allowance for doubtful accounts during the year was as follows:

2020	2019
$ millions	$ millions

Balance as at January 1	3	3
Additional allowance	5	2
Write offs	-	(1)
Reversals	-	(1)
Changes due to translation differences	2	-
Balance as at December 31	10	3

D. Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to timely meet its liabilities, under both normal and stressed conditions, without incurring unwanted losses.

The Company manages the liquidity risk by holding cash balances, short-term deposits and secured bank credit facilities.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

As at December 31, 2020
Carrying amount	12 months or less	1-2 years	3-5 years	More than 5 years
$ millions

Non-derivative financial liabilities
Short term debt (not including current maturities)	296	299	-	-	-
Trade payables	740	740	-	-	-
Other current liabilities	156	156	-	-	-
Long-term debt, debentures and others	2,489	489	529	859	1,559
	3,681	1,684	529	859	1,559
Financial liabilities – derivative instruments
Foreign currency and interest derivative designated as economic hedge	55	42	-	-	13
Energy and marine transport derivative designated as economic hedge	1	1	-	-	-
Foreign currency and interest derivative designated as cash flow hedge	28	-	-	-	28
	84	43	-	-	41

ICL Group Limited Consolidated Financial Statements 108

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21 - Financial Instruments and Risk Management (cont'd)

D. Liquidity risk (cont'd)

As at December 31, 2019
Carrying amount	12 months or less	1-2 years	3-5 years	More than 5 years
$ millions

Non-derivative financial liabilities
Short term debt (not including current maturities)	358	361	-	-	-
Trade payables	712	712	-	-	-
Other current liabilities	128	128	-	-	-
Long-term debt and debentures	2,281	157	645	1,101	1,288
	3,479	1,358	645	1,101	1,288
Financial liabilities – derivative instruments utilized for economic hedging
Foreign currency and interest derivative designated as economic hedge	11	5	-	-	6
Energy and marine transport derivative designated as economic hedge	3	3	-	-	-
	14	8	-	-	6

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

As part of the global reform in interest rate benchmarks, the Libor fallback is scheduled for the end of 2021. Three global interest rate benchmarks are expected to transition to alternative risk-free rates and to replace the existing benchmark London interbank offered rates (LIBOR): SOFR (USD), ESTR (EUR) and SONIA (GBP).

As of December 31,2020 LIBOR, continues to be used as a reference rate and in valuation of instruments with maturities that exceed the expected end date for LIBOR. the Company's LIBOR-based debt is USD 99.4 million, out of which only USD 30 million will mature after the expected end date for LIBOR. The Company's LIBOR-based derivatives amount to $150 million.

As of December 31,2020, we have not finalized an agreement with the banks regarding the Libor transition effects on loans and derivatives.

ICL Group Limited Consolidated Financial Statements 109

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

1. Interest risk (cont'd)

(a) Interest Rate Profile

Set forth below are details regarding the type of interest on the Group’s non-derivative interest‑bearing financial instruments:

As at December 31
2020	2019
$ millions	$ millions

Fixed rate instruments
Financial assets	165	164
Financial liabilities	(2,450)	(1,947)
	(2,285)	(1,783)
Variable rate instruments
Financial assets	223	100
Financial liabilities	(296)	(669)
	(73)	(569)

(b) Sensitivity analysis for fixed rate instruments

Most of the Group’s instruments bearing fixed interest are not measured at fair value through the statement of income. Therefore, changes in the interest rate will not have any impact on the profit or loss in respect of changes in the value of assets and liabilities bearing fixed interest.

(c) Sensitivity analysis for variable rate instruments

The below analysis assumes that all other variables (except for the interest rate), in particular foreign currency rates, remain constant.

As at December 31, 2020
Impact on profit (loss)
Decrease of 1% in interest	Decrease of 0.5% in interest	Increase of 0.5% in interest	Increase of 1% in interest
$ millions	$ millions	$ millions	$ millions

SWAP instruments
Changes in U.S. Dollar interest	(39)	(19)	18	36
Changes in Israeli Shekel interest	49	24	(22)	(42)
Changes in Euro interest	(2)	(1)	1	2

ICL Group Limited Consolidated Financial Statements 110

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21- Financial Instruments and Risk Management (cont'd)

E. Market risk (cont’d)

1. Interest risk (cont’d)

(d) Terms of derivative financial instruments used to hedge interest risk

As at December 31, 2020
Carrying amount (fair value)	Stated amount	Maturity date	Interest rate range
$ millions	$ millions	Years	%

U.S. Dollar
SWAP contracts from variable interest to fixed interest	(13)	150	2024	2.47%-2.60%
Israeli Shekel
SWAP contracts from fixed ILS interest to fixed USD interest	87	701	2034	2.40%-4.47%
GBP
SWAP contracts from variable USD interest to fixed GBP interest.	5	63	18/05/2021	1-month libor
Euro
SWAP contracts from variable USD interest to fixed EUR interest	(41)	324	19/05/2021	1-month libor

As at December 31, 2019
Carrying amount (fair value)	Stated amount	Maturity date	Interest rate range
$ millions	$ millions	Years	%

U.S. Dollar
SWAP contracts from variable interest to fixed interest	(6)	150	2024	2.47%-2.60%
Israeli Shekel
SWAP contracts from fixed ILS interest to fixed USD interest	57	482	2024	2.45%-4.47%
Euro
SWAP contracts from variable USD interest to fixed EUR interest	(3)	447	19/02/2020	1-month libor

ICL Group Limited Consolidated Financial Statements 111

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21- Financial Instruments and Risk Management (cont'd)

E. Market risk (cont’d)

2. Currency risk

The Group is exposed to currency risk with respect to sales, purchases, assets and liabilities that are denominated in a currency other than the functional currency of the Group. The main exposure is the New Israeli Shekel, Euro, British Sterling, Chinese Yuan Brazilian Real and Turkey Lira.

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

As at December 31
Impact on profit (loss)
2020	2019
$ millions	$ millions

Non-derivative financial instruments
U.S. Dollar/Euro	(96)	(95)
U.S. Dollar/Israeli Shekel	134	98
U.S. Dollar/British Pound	2	(4)
U.S. Dollar/Chinese Yuan	(1)	(1)
U.S. Dollar/Turkey Lira	(1)	(1)

A 10% decrease of the US$ against the above currencies at December 31 would have the same effect but in the opposite direction.

ICL Group Limited Consolidated Financial Statements 112

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk (cont'd)

(a) Sensitivity analysis (cont'd)

Presented hereunder is a sensitivity analysis of the Group’s foreign currency derivative instruments as at December 31, 2020. Any change in the exchange rates of the principal currencies shown below would have increased (decreased) profit and loss and equity by the amounts shown below. This analysis assumes that all other variables remain constant.

As at December 31, 2020
Increase 10%	Increase 5%	Decrease 5%	Decrease 10%
$ millions	$ millions	$ millions	$ millions

Euro/ U.S. Dollar
Forward transactions	14	7	(8)	(17)
Options	4	2	(3)	(6)
SWAP	33	18	(19)	(41)

U.S. Dollar/Israeli Shekel
Forward transactions	(39)	(20)	23	48
Options	(26)	(14)	19	44
SWAP	(82)	(43)	48	101

British Pound/U.S. Dollar
Forward transactions	(3)	(1)	1	3
Options	(1)	-	1	1
SWAP	(6)	(3)	4	8

U.S. Dollar/Japanese Yen
Forward transactions	1	-	-	(1)

ICL Group Limited Consolidated Financial Statements 113

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2.  Currency risk (cont'd)

(b) Terms of derivative financial instruments used to reduce foreign currency risk

As at December 31, 2020
Carrying amount	Stated amount	Average
$ millions	$ millions	exchange rate

Forward contracts
U.S. Dollar/Israeli Shekel	8	377	3.2
Euro/U.S. Dollar	-	150	1.2
U.S. Dollar/British Pound	-	27	1.4
U.S. Dollar/Chinese Yuan Renminbi	-	23	6.6
Other	-	53	-
Currency and interest SWAPs
U.S. Dollar/Israeli Shekel	87	701	3.7
Euro/U.S. Dollar	(41)	324	1.1
U.S. Dollar/British Pound	5	63	1.3
Put options
U.S. Dollar/Israeli Shekel	13	400	3.3
Euro/U.S. Dollar	-	47	1.2
U.S. Dollar/Japanese Yen	-	2	107
U.S. Dollar/British Pound	-	10	1.3
Call options
U.S. Dollar/Israeli Shekel	(1)	380	3.3
Euro/U.S. Dollar	(2)	47	1.2
U.S. Dollar/Japanese Yen	-	2	107
U.S. Dollar/British Pound	-	10	1.3

ICL Group Limited Consolidated Financial Statements 114

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk (cont'd)

(b) Terms of derivative financial instruments used to reduce foreign currency risk (cont’d)

As at December 31, 2019
Carrying amount	Stated amount	Average
$ millions	$ millions	exchange rate

Forward contracts
U.S. Dollar/Israeli Shekel	-	309	3.5
Euro/U.S. Dollar	(1)	61	1.1
U.S. Dollar/British Pound	-	33	1.3
U.S. Dollar/Chinese Yuan Renminbi	-	28	7.1
Other	4	56	0.9
Currency and interest SWAPs
U.S. Dollar/Israeli Shekel	57	482	3.7
Euro/U.S. Dollar	(3)	447	1.1
Put options
U.S. Dollar/Israeli Shekel	4	600	3.4
Euro/U.S. Dollar	-	45	1.1
U.S. Dollar/Japanese Yen	-	1	108.5
U.S. Dollar/British Pound	-	15	1.3
Call options
U.S. Dollar/Israeli Shekel	-	440	3.4
Euro/U.S. Dollar	1	45	1.1

ICL Group Limited Consolidated Financial Statements 115

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk (cont'd)

(c) Linkage terms of monetary balances – in millions of Dollars

As at December 31, 2020
US Dollar	Euro	British Pound	Israeli Shekel	Brazilian Real	Chinese Yuan Renminbi	Other	Total

Non-derivative instruments:
Cash and cash equivalents	114	13	5	2	6	60	14	214
Short term investments and deposits	88	5	-	-	-	4	3	100
Trade receivables	454	227	35	58	21	51	37	883
Other receivables	72	41	-	7	-	-	2	122
Investments at fair value through other comprehensive income	-	-	-	-	-	136	-	136
Other non-current assets	1	3	-	-	4	-	-	8
Total financial assets	729	289	40	67	31	251	56	1,463
Short-term debt	267	70	85	181	7	68	1	679
Trade payables	145	163	21	326	11	66	8	740
Other current liabilities	41	68	4	17	-	26		156
Long term debt, debentures and others	1,211	36	22	716	2	60	6	2,053
Other non-current liabilities	2	51	-	-	-	-	-	53
Total financial liabilities	1,666	388	132	1,240	20	220	15	3,681
Total non-derivative financial instruments, net	(937)	(99)	(92)	(1,173)	11	31	41	(2,218)
Derivative instruments:
Forward transactions	-	150	27	377	15	23	38	630
Cylinder	-	47	10	400	20	-	2	479
SWAPS – U.S. Dollar into Israeli Shekel	-	-	-	701	-	-	-	701
SWAPS – U.S. Dollar into Euro	-	324	-	-	-	-	-	324
SWAPS – U.S. Dollar into British Pound	-	-	63	-	-	-	-	63
Total derivative instruments	-	521	100	1,478	35	23	40	2,197
Net exposure	(937)	422	8	305	46	54	81	(21)

ICL Group Limited Consolidated Financial Statements 116

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk (cont'd)

(c) Linkage terms of monetary balances – in millions of Dollars (cont'd)

As at December 31, 2019
US Dollar	Euro	British Pound	Israeli Shekel	Brazilian Real	Chinese Yuan Renminbi	Others	Total

Non-derivative instruments:
Cash and cash equivalents	18	19	4	4	6	33	11	95
Short term investments and deposits	89	1	-	-	-	3	3	96
Trade receivables	381	177	37	50	22	48	63	778
Other receivables	84	16	-	3	-	-	2	105
Investments at fair value through other comprehensive income	-	-	-	-	-	151	-	151
Other non-current assets	3	1	-	-	2	-	-	6
Total financial assets	575	214	41	57	30	235	79	1,231
Short-term debt	198	95	18	58	4	47	-	420
Trade payables	172	178	22	247	9	79	5	712
Other current liabilities	19	44	4	47	-	12	2	128
Long term debt, debentures and others	1,452	34	29	596	7	60	4	2,182
Other non-current liabilities		38						38
Total financial liabilities	1,841	389	73	948	20	198	11	3,480
Total non-derivative financial instruments, net	(1,266)	(175)	(32)	(891)	10	37	68	(2,249)
Derivative instruments:
Forward transactions	-	61	33	309	-	28	56	487
Cylinder	-	45	15	600	-	-	-	660
SWAPS – U.S. Dollar into Israeli Shekel	-	-	-	482	-	-	-	482
SWAPS – U.S. Dollar into Euro	-	447	-	-	-	-	-	447
Total derivative instruments	-	553	48	1,391	-	28	56	2,076
Net exposure	(1,266)	378	16	500	10	65	124	(173)

ICL Group Limited Consolidated Financial Statements 117

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont’d)

3. Other price risk

A. Investment in shares

During the year 2020 the Company sold a total of 42.9 million of its shares in YYTH for a consideration of $32 million. As at December 31, 2020, the remaining balance of the investment is $136 million, representing about 10% of YYTH's share capital. In January 2021 YYTH issued shares which diluted the company’s holding to 8%.

B. Financial asset at amortized cost

As part of the sale of the fire safety and oil additives businesses, in 2018, the Company granted a loan to the buyers, in the carrying amount of $53 million bearing interest to be paid along with the loan principal. As of December 31, 2020, the loan is presented as a financial asset at amortized cost under “current assets” in the statement of financial position, in the amount of $66 million.

C. Foreign currency risks

The Company is exposed to changes in the exchange rate of the shekel against the dollar in respect of principal and interest in certain debentures and loans. The Company's risk management strategy is to hedge the changes in cash flows deriving from liabilities in shekels by using derivatives. These exposures are hedged from time to time, according to the assessment of the exposure and inherent risks against which the Company chooses to hedge, in accordance with the Company's risk management strategy.

In view of the above, in January and May 2020, the Company designated several swap contracts for cash flow hedge. These transactions, which include principal and interest of Series G debentures, entitle the Company to receive fixed shekel interest against a liability to pay dollar interest at a fixed rate. The Company designated the spot component of the exchange rate swap contracts for hedging the currency risk in the cash flows of the said debt balances. The Company applies a 1:1 hedging ratio. The main source of potential ineffectiveness in these hedging ratios is the effect of the Company's and counterparty's credit risk on the fair value of the swap contracts. As at the date of the hedge transaction, the total balance of the hedged instruments amounted to about $110 million and $109 million, respectively

ICL Group Limited Consolidated Financial Statements 118

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21 - Financial Instruments and Risk Management (cont'd)

F. Fair value of financial instruments

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

The following table details the book value and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

As at December 31, 2020		As at December 31, 2019
Carrying amount	Fair value	Carrying amount	Fair value
$ millions	$ millions	$ millions	$ millions

Loans bearing fixed interest (1)	89	96	74	82
Debentures bearing fixed interest
Marketable (2)	1,625	1,870	1,237	1,395
Non-marketable (3)	281	296	281	293
	1,995	2,262	1,592	1,770

(1)
The fair value of the Shekel, Euro, and Yuan loans issued bearing fixed interest is based on calculation of the present value of the cash flows in respect of the principal and the interest and is discounted at the market interest rates on the measurement date for similar loans having similar characteristics and is classified as Level 2 in the fair value hierarchy. The average discount interest as of December 31, 2020 for the Shekel, Euro and Yuan loans was 1.6%, 1.4% and 5.1%, respectively (December 31, 2019 for the Shekel, Euro and Yuan loans 1.4%, 1.3%, and 4.2%, respectively).

(2)	The fair value of the marketable debentures is based on the quoted stock exchange price and is classified as Level 1 in the fair value hierarchy.

(3)
The fair value of the non‑marketable debentures is based on calculation of the present value of the cash flows in respect of the principal and the interest and is discounted at the Libor rate customary in the market for similar loans having similar characteristics and is classified as Level 2 in the fair value hierarchy. The average discount interest as of December 31, 2020 was 2.6% (December 31, 2019 – 3.7%).

ICL Group Limited Consolidated Financial Statements 119

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21 - Financial Instruments and Risk Management (cont'd)

G. Hierarchy of fair value

The following table presents an analysis of the financial instruments measured by fair value, using the valuation method.  (See Note 4).

The following levels were defined:

Level 1: Quoted (unadjusted) prices in an active market for identical instruments

Level 2: Observed data (directly or indirectly) not included in Level 1 above.

Level 1	As at December 31, 2020	As at December 31, 2019
	$ millions	$ millions

Investments at fair value through other comprehensive income	136	151

Level 2	As at December 31, 2020	As at December 31, 2019
	$ millions	$ millions

Derivatives designated as economic hedge, net	(32)	(3)
Derivatives designated as cash flow hedge, net	87	57
	55	54

ICL Group Limited Consolidated Financial Statements 120

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 22 - Earnings per Share

Basic earnings per share

Calculation of the basic earnings per share for the year ended December 31, 2020, is based on the earnings allocated to the holders of the ordinary shares divided by the weighted-average number of ordinary shares outstanding, calculated as follows:

For the year ended December 31
2020	2019	2018
$ millions	$ millions	$ millions

Earnings attributed to the shareholders of the Company	11	475	1,240

Weighted-average number of ordinary shares in thousands:

For the year ended December 31
2020	2019	2018
Shares thousands	Shares thousands	Shares thousands

Balance as at January 1	1,279,379	1,278,084	1,276,238
Shares issued during the year	29	98	73
Shares vested	618	768	898
Weighted average number of ordinary shares used in computation of the basic earnings per share	1,280,026	1,278,950	1,277,209

Diluted earnings per share

Calculation of the diluted earnings per share for the year ended December 31, 2020, is based on the earnings allocated to the holders of the ordinary shares divided by the weighted-average number of ordinary shares outstanding after adjustment for the number of potential diluted ordinary shares, calculated as follows:

Weighted average number of ordinary shares (diluted) in thousands:

For the year ended December 31
2020	2019	2018
Shares thousands	Shares thousands	Shares thousands

Weighted average number of ordinary shares used in the computation of the basic earnings per share	1,280,026	1,278,950	1,277,209
Effect of stock options and restricted shares	247	3,106	2,572
Weighted average number of ordinary shares used in the computation of the diluted earnings per share	1,280,273	1,282,056	1,279,781

At December 31, 2020, 27 million options were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti‑dilutive, (at December 31, 2019 and 2018 – 17.5 million options and 5 million options, respectively).

ICL Group Limited Consolidated Financial Statements 121

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 22 - Earnings per Share (cont'd)

The average market value of the Company’s shares, for purposes of calculating the dilutive effect of the stock options, is based on the quoted market prices for the period in which the options were outstanding.

Note 23 - Related and Interested Parties

Related parties within its meaning in IAS 24 (2009), “Related Parties Disclosure”; Interested parties within their meaning in Paragraph 1 of the definition of an “interested party” in Section 1 of the Israeli Securities Law, 1968.

A.	Parent company and subsidiaries

Israel Corp. is a public company listed for trading on the Tel Aviv Stock Exchange (TASE). Based on the information provided by Israel Corp., Millenium Investments Elad Ltd. (“Millenium”) and Mr. Idan Ofer are considered as joint controlling shareholders of Israel Corp., for purposes of the Israeli Securities Law (each of Millenium and Mr. Idan Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director of Millenium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millenium, as stated below). Millenium holds approximately 46.94% of the share capital in Israel Corp., which holds as at December 31, 2020 approximately 45.85% of the voting rights and issued share capital of the Company.

To the best of Israel Company’s knowledge, Millenium is held by Mashat (Investments) Ltd. (“Mashat”) and by XT Investments Ltd. (“XT Investments”), with 80% and 20% holding rates in the issued share capital, respectively (It is noted that Mashat granted XT Investments a power of attorney for a fixed period (which is extendable) to vote according to XT's discretion at General Meetings of Millenium in respect of shares constituting 5% of the voting rights in Millenium). Mashat is wholly owned by Ansonia Holdings Singapore B.V. (“Ansonia”) which is incorporated in the Netherlands. Ansonia is a wholly owned subsidiary of Jelany Corporation N.V. (registered in Curaçao), which is a wholly owned subsidiary of the Liberian company, Court Investments Ltd. (“Court”). Court is wholly owned by a discretionary trust, in which Mr. Idan Ofer is the beneficiary. XT Investments is fully held by XT Holdings Ltd. (“XT Holdings”). To the best of Israel Company’s knowledge, ordinary shares of XT Holdings are held in equal shares by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and by Lynav Holdings Ltd., a company that is controlled by a discretionary trust in which Mr. Idan Ofer is the beneficiary. Mr. Ehud Angel holds, among other things, a special share that grants him, inter alia, under certain limitations and for certain issues, an additional vote on the Board of Directors of XT Holdings. In addition, Kirby Enterprises Inc., which is to the best of Israel Company’s knowledge, indirectly held by the same trust that holds Mashat, in which, as stated, Mr. Idan Ofer is the beneficiary, holds approximately 0.74% of the share capital of Israel Corp. Furthermore, Mr. Idan Ofer holds directly approximately 3.85% of the share capital of Israel Corp.

Even though Israel Corp. holds less than 50% of the Company’s ordinary shares, it still has decisive influence at the General Meetings of the Company’s shareholders and, effectively, it has the power to appoint directors and to exert significant influence with respect to the composition of the Company’s Board of Directors.

ICL Group Limited Consolidated Financial Statements 122

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 23 - Related and Interested Parties (cont'd)

A.	Parent company and subsidiaries (cont'd)

As of December 31, 2020, 256 million ordinary shares have been pledged by Israel Corporation to secure certain liabilities, almost entirely comprised of margin loans with an aggregate outstanding principal of about $400 million.

B. Benefits to key management personnel (including directors)

The senior managers, in addition to their salaries, are entitled to non-cash benefits (such as vehicle, mobile etc.). The Group contributes to a post-employment defined benefit plan on their behalf. In accordance with the terms of the plan, the retirement age of senior managers is 67. Senior managers and directors also participate in the Company's incentive and equity remuneration plans (options for Company shares) (see Notes 16 and 19).

Set forth below are details of the benefits for key management personnel in 2020 and 2019.

The Company's key management personnel in 2020, consists of 19 individuals, of whom 10 are not employed by the company (directors). The Company's key management personnel in 2019, consisted of 22 individuals, of whom 9 were not employed by the Company (directors).

For the year ended December 31
2020	2019
$ millions	$ millions

Short-term benefits	9	13
Post-employment benefits	1	1
Share-based payments	7	8
Total *	17	22
* To interested parties employed by the Company	3	5
* To interested parties not employed by the Company	2	1

ICL Group Limited Consolidated Financial Statements 123

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 23 - Related and Interested Parties (cont’d)

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

(2) The effect of each of the parameters listed below is less than one percent (hereinafter – the Negligibility Threshold).

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

ICL Group Limited Consolidated Financial Statements 124

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 23 - Related and Interested Parties (cont’d)

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

D. Transactions with related and interested parties

For the year ended December 31
2020	2019	2018
$ millions	$ millions	$ millions

Sales	3	4	5
Cost of sales	3	8	19
Selling, transport and marketing expenses	7	10	7
Financing expenses (income), net	(1)	(1)	3
General and administrative expenses	1	1	1
Management fees to the parent company	1	1	1

(1)
On November 9, 2020, and November 11, 2020, our Audit and Accounting Committee and Board of Directors, respectively, approved, and on January 5, 2021, our general meeting of shareholders approved, the renewal of the management services agreement between the Company and Israel Corp. effective retroactively as of January 1, 2021, for an additional term of three years, expiring on December 31, 2023. According to the renewed management services agreement, the annual management fee to be paid to Israel Corp for each calendar year shall continue to be $1 million plus VAT. During the term of the agreement, the Company will not pay or grant any cash or equity compensation for the service of our directors who are office holders of Israel Corp. (except for the separate compensation arrangement between the Company and our Executive Chairman of the Board, Mr. Yoav Doppelt, as approved by our shareholders in May 2019, and as may be amended by shareholder approval from time to time). The Audit & Accounting Committee will continue to annually examine the reasonableness of the management fees paid in the previous year against the management services actually provided by Israel Corp to the Company in the same year. On February 28, 2021, the Audit & Accounting Committee examined the management services that were actually rendered in 2020 against the management fees paid in that year and concluded that the fees were reasonable.

(2)
On January 30, 2020, our shareholders approved a new three-year framework transaction for the Company's engagement in directors' and officers' liability insurance policies, starting February 1, 2020 (the "New Framework Transaction"). The insurance policies under the New Framework Transaction shall include a joint primary tier with Israel Corp. with a joint liability cap of up to $20 million, and a separate tier covering the Company alone, with a liability cap of up to $330 million, with a total liability limit of up to $350 million for both tiers.

Our directors and officers are beneficiaries of both tiers. Pursuant to the New Framework Agreement, the cost of the annual premium shall not exceed a cap of $10 million for both tiers. The division of the premium amount between the Company and Israel Corp. in the joint tier are 80% to be paid by the Company and 20% by the Israel Corp, and the HR & Compensation Committee and the Board of Directors have the authority to change, from time to time, the premium allocation in respect of the joint tier between the companies, according to the recommendation of the insurers and/or brokers, and provided that such changes will not exceed 25% over the entire transaction period. Deviation from these limits shall require shareholder approval. In accordance with the terms of the New Framework Transaction and the Company's Compensation Policy, the Company's directors’ and officers’ liability insurance policy for 2020, was approved by the Company's authorized organs, effective as of February 1, 2020. The 2020 directors’ and officers’ liability insurance policy includes a liability limit of US$165 million for both tiers (comprised of a limit of $100 million, with an additional coverage Side A (directors and officers only) limit of $65 million). The Company's directors’ and officers’ liability insurance policy for 2020 was extended until March 1, 2021, and the Company is in the final stages of renewing the Company's directors’ and officers’ liability insurance policy for 2021, which is expected to include lower coverage at higher cost due to the current market for these policies.

ICL Group Limited Consolidated Financial Statements 125

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 23 - Related and Interested Parties (cont’d)

D. Transactions with related and interested parties (cont'd)

(3)
Until March 2020, a framework agreement with the Company’s controlling shareholder, Israel Corp., was in effect. According to the framework agreement, which was approved in March 2017, by ICL's Audit and Accounting Committee and its Board of Directors, for a period of the three years, Israel Corp. was entitled to deposit, from time to time, an amount of up to $150 million in short‑term U.S. dollar or shekel deposits in ICL, subject to ICL’s approval. In August 2017, the terms of the framework agreement were expanded to up to $250 million deposits. The terms and conditions of the deposits, including the interest rate, was determined on the date of the deposits.

The deposits were received by ICL without security. In the fourth quarter of 2017, the Company received short-term loans, in a total amount of $175 million, for a period of 6 months, bearing interest at an annual rate of 1.72%–1.99%, which were repaid in the first quarter of 2018.

(4)
In December 2017, the Company, Oil Refineries Ltd. (a public company controlled by Israel Corp.) and OPC Energy Ltd. (a public company that is controlled indirectly by one of the Company’s controlling shareholders) signed individual agreements with Energean PLC for the supply of natural gas. Under the agreement between the Company and Energean, the Company will be entitled to acquire up to 13 BCM of natural gas over a period of 15 years, in the total amount of about $1.8 billion. For further information see Note 18.

(5)
In October 2020, the Company and Oil Refineries Ltd. signed individual bridge supply agreements with Tamar Reservoir for the supply of natural gas, following a process of joint negotiations with the supplier and the approval of ICL's general meeting of shareholders.  For further information see Note 18.

E. Balances with related and interested parties

Composition:

As at December 31
2020	2019
$ millions	$ millions

Other current assets	35	27

Other current liabilities	2	2

ICL Group Limited Consolidated Financial Statements 126

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 24 – Group Main Entities

		Ownership interest in its subsidiary and investee companies for the year ended December 31
Name of company	Principal location of the company’s activity	2020	2019
ICL Israel Ltd.	Israel	100.00%	100.00%
Dead Sea Works Ltd.	Israel	100.00%	100.00%
Dead Sea Bromine Company Ltd.	Israel	100.00%	100.00%
Rotem Amfert Negev Ltd.	Israel	100.00%	100.00%
Mifalei Tovala Ltd.	Israel	100.00%	100.00%
Dead Sea Magnesium Ltd.	Israel	100.00%	100.00%
Bromine Compounds Ltd.	Israel	100.00%	100.00%
Fertilizers and Chemicals Ltd.	Israel	100.00%	100.00%
Iberpotash S.A.	Spain	100.00%	100.00%
Fuentes Fertilizantes S.L.	Spain	100.00%	100.00%
ICL Europe Coöperatief U.A.	The Netherlands	100.00%	100.00%
ICL Europe B.V.	The Netherlands	100.00%	100.00%
ICL IP Terneuzen B.V.	The Netherlands	100.00%	100.00%
ICL Finance B.V.	The Netherlands	100.00%	100.00%
Everris International B.V.	The Netherlands	100.00%	100.00%
ICL Puriphos B.V.	The Netherlands	100.00%	100.00%
ICL-IP America Inc.	United States of America	100.00%	100.00%
ICL Specialty Products Inc.	United States of America	100.00%	100.00%
Everris NA, Inc.	United States of America	100.00%	100.00%
Growers Holdings, Inc.	United States of America	100.00%	100.00%
BK Giulini GmbH	Germany	100.00%	100.00%
ICL Holding Germany GmbH	Germany	100.00%	100.00%
ICL Bitterfeld GmbH	Germany	100.00%	100.00%
Prolactal GmbH	Austria	100.00%	100.00%
Cleveland Potash Ltd.	United Kingdom	100.00%	100.00%
Everris Ltd.	United Kingdom	100.00%	100.00%
ICL Brasil, Ltda.	Brazil	100.00%	100.00%
ICL Investment Co. Ltd.	China	100.00%	100.00%
Yunnan Phosphate Haikou Co. Ltd.	China	50.00%	50.00%
ICL Asia Ltd.	Hong Kong	100.00%	100.00%
ICL Trading (HK) Ltd.	Hong Kong	100.00%	100.00%
Scora S.A.S., France	France	100.00%	100.00%

ICL Group Limited Consolidated Financial Statements 127