Form 20-F
period 2021-12-31
ICL Group Ltd.
filed 2022-02-23
CIK 941221

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Aya Landman
VP, Company Secretary & Global Compliance
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

The number of outstanding shares as of December 31, 2021 was:

Title of Class	Number of Shares Outstanding
Ordinary shares	1,287,150,942

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

Yes ☐             No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐             No ☒

Annual Report

For the Period Ended December 31, 2021

ICL Group Ltd

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

Forward‑looking statements appear in several places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to, those identified in “Item 3 - Key Information— D. Risk Factors” in this Annual Report. These risks and uncertainties include factors relating to:

Changes in exchange rates or prices compared to those we are currently experiencing; loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; the ongoing COVID-19 pandemic, which has impacted, and may continue to impact our sales, operating results and business operations by disrupting our ability to purchase raw materials, by negatively impacting the demand and pricing for some of our products, by disrupting our ability to sell and/or distribute products, impacting customers' ability to pay us for past or future purchases and/or temporarily closing our facilities or the facilities of our suppliers or customers and their contract manufacturers, or restricting our ability to travel to support our sites or our customers around the world; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our, or our service providers', information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem Amfert; volatility or crises in the financial markets; uncertainties surrounding the withdrawal of the United Kingdom from the European Union; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; cost of compliance with environmental regulatory legislative and licensing restrictions; laws and regulations related to, and physical impacts of climate change and greenhouse gas emissions; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; The Company is exposed to risks relating to its current and future activity in emerging markets; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors".

Forward‑looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CAUTIONARY NOTE TO INVESTORS REGARDING MINERAL AND RESOURCES ESTIMATES

The U.S. Securities and Exchange Commission (the “SEC”), adopted final rules in 2018 to amend and modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Act of 1933, as amended (“Securities Act”), or the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments, which we refer to as the SEC Mining Modernization Rules, became effective February 25, 2019, with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Mining Modernization Rules rescinded the historical property disclosure guidance for mining registrants included in SEC Industry Guide 7 and replaced them with the disclosure requirements in subpart 1300 of SEC Regulation S-K (“S-K 1300”). As a result of the adoption of the SEC Mining Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources,” “Indicated Mineral Resources” and “Inferred Mineral Resources.” Accordingly, ICL presents new information with respect to its mining and operation plants in this Annual Report, including resource and reserve estimates, which differ materially from the reserve estimates presented historically by ICL.

A Mineral Resource is a reasonable estimate of mineralization, taking into account relevant factors, such as cut-off grade, likely mining dimensions, location or continuity that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.” The Mineral Resources presented in this Annual Report are not Mineral Reserves and do not reflect demonstrated economic viability. The estimates of Mineral Resources may be materially affected if mining, metallurgical, or infrastructure factors at the corresponding properties change from those currently assumed by ICL.

Mineral Reserves are reported as the economically mineable portion of a Measured Mineral Resource and/or Indicated Mineral Resource, and take into consideration the mining, processing, metallurgical, economic, marketing, legal, environmental, infrastructure, social, and governmental factors (the “modifying factors”) that may be applicable to the deposit. Mineral Resources that are not Mineral Reserves do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow for conversion to Mineral Reserves. There is no certainty that all or any part of a Mineral Resource will be converted into a Mineral Reserve. Estimates of Inferred Mineral Resources have significant geological uncertainty, and it should not be assumed that all or any part of an Inferred Mineral Resource will be converted to the Measured or Indicated categories.

Figures related to our mineral and resource estimates are rounded to reflect the relative accuracy of the estimates, and totals may not add correctly. In addition, the Mineral Resource and Reserve estimates are based on the factors related to the geological and grade models discussed in “Item 4 ‑ Information on the Company— D. Property, Plant and Equipment,” and the criteria for reasonable prospects of eventual economic extraction as described therein. The Mineral Resource and Reserve estimates may be affected, positively or negatively, by additional exploration that expands the geological database and models of the properties described. The Mineral Resource and Reserve estimates could also be materially affected by any significant changes in the assumptions regarding forecast product prices, mining efficiency, process recoveries, or production costs. If the price assumptions decrease or the assumed production costs increase, then the cut-off grade would increase. The potential impacts on the Mineral Resource and Reserve estimates may be material and such estimates may need to be re-evaluated. The Mineral Resource and Reserve estimates are also based on certain critical assumptions, such as requisite mining permits continuing to be granted as-needed, tax rates remaining stable, and the absence of additional regulations on the corresponding properties. Except as described in “Item 4 ‑ Information on the Company— D. Property, Plant and Equipment” and the Technical Report Summary (defined below), Wardell Armstrong International Ltd (“Wardell”), our qualified persons, are not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimates.

INTRODUCTION

The financial information included in this Annual Report has been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). None of the financial information in this Annual Report has been prepared in accordance with accounting principles generally accepted in the United States.

This Annual Report contains translations of certain currencies amounts into US dollars at specified rates solely for your convenience. Unless otherwise indicated, we have translated NIS amounts as of December 31, 2021, into US dollars at an exchange rate of NIS 3.110 to $1.00, the daily representative exchange rate reported by the Bank of Israel as of December 31, 2021. Euro amounts were translated into US dollars at an exchange rate of €0.884 to $1.00.

Market data and certain industry data used in this Annual Report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information and industry publications, including publications, reports or releases of the International Monetary Fund (“IMF”), the U.S. Census Bureau, the Food and Agriculture Organization of the United Nations (“FAO”), the International Fertilizers Association (“IFA”), the United States Department of Agriculture (“USDA”), the United States Geological Survey, the CRU Group ("CRU") and Fertecon, the Fertilizer Association of India (“FAI”). Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this Annual Report, have not been independently verified. However, we believe such data is accurate. There is only a limited amount of independent data available about certain aspects of our industry, market, and competitive position. As a result, some data and information about our market rankings in certain product areas are based on our good faith estimates, which are derived from our review of internal data and information, information that we obtain from our customers, and other third-party sources. We believe these internal surveys and management estimates are reliable; however, no independent sources have verified such surveys and estimates.

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

In this Annual Report, unless otherwise indicated or the context otherwise requires, all references to “ICL,” the “Group,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to ICL Group Ltd., together with its consolidated subsidiaries. When we refer to our “parent Company” or to “Israel Corp.,” we refer to our controlling shareholder, Israel Corporation Ltd. Unless otherwise indicated or the context otherwise requires, references in this Annual Report to “NIS” are to the legal currency of Israel, “US dollars”, “$” or “dollars” are to United States dollars, “euro” or “€” are to the euro, the legal currency of certain countries of the European Union, and “British pound” or “£” are to the legal currency of the United Kingdom. See “Item 4 - Information on the Company— A. History and Development of the Company”. We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent of the law, our rights or the rights of the applicable licensor to these trademarks and trade names. In this Annual Report, we also refer to product names, trademarks, and trade names that are the property of other companies. Each of the trademarks and trade names of other companies appearing in this Annual Report belongs to its owners. Our use or display of other companies’ product names, trademarks, or trade names is not intended to and does not imply a relationship with, or endorsement or sponsorship by us of, the product, trademark, or trade name owner, unless we otherwise indicate.

GLOSSARY OF SELECTED TERMS

The following is a glossary of selected terms used in this Annual Report.

Bromine
A chemical element used as a basis for a wide variety of uses and compounds, and mainly as a component in flame retardants or fire prevention substances. Unless otherwise stated, the term “bromine” refers to elemental bromine.

CDP	Carbon Disclosure Project – A leading non-profit organization in the greenhouse gas emissions reporting field.
CFR
Cost and Freight. In a CFR transaction, the prices of goods to customer include, in addition to FOB expenses, marine shipping costs and all other costs that arise after the goods leave the seller’s factory gates and up to the destination port.

CLP	Classification, Labeling and Packaging of Substances and Mixtures– EU regulation.
CPI	The Consumer Price Index, as published by the Israeli Central Bureau of Statistics.
CRU	Intelligence company that provides information on global mining, metal and fertilizers market.
ICL ADS	ICL América do Sul (formerly Compass Minerals América do Sul S.A.).
Dead Sea Bromine	Dead Sea Bromine Company Ltd., included in the Industrial Products segment.
MAP	Monoammonium Phosphate, a fertilizer containing nitrate and phosphorus oxide.
GTSP	Granular Triple Superphosphate, used as fertilizer, a source of high phosphorus.
GSSP	Granular Single Superphosphate, used as a phosphate fertilizer.
Green Hydrogen	Hydrogen produced by splitting water into hydrogen and oxygen using renewable electricity.
DAP	Diammonium Phosphate - a fertilizer containing nitrate and phosphorus oxide.
EPA	US Environmental Protection Agency.
FAO	The Food and Agriculture Organization of the United Nations.
FOB
Free on-Board expenses are expenses for overland transportation, loading costs and other costs, up to and including the port of origin. In FOB transaction, the seller pays the FOB expenses, and the buyer pays the other costs from the port of origin onwards.

CPT	Cost Per Ton.
CIF
Cost, Insurance, and Freight. In CIF transaction, the price of goods includes, as well as FOB expenses, the expenses for insurance, shipping and any other costs that arise after the goods leave the factory gates and up to the destination port.

ICL Haifa (Fertilizers & Chemicals)	Fertilizers and Chemicals Ltd., included in the Innovative Ag Solutions segment.
GHG	Greenhouse Gases – air emissions contributing to climate change.
Granular	Fertilizer having granular particles.
ICL Boulby	A United Kingdom subsidiary included in the Potash segment.
ICL Iberia (Iberpotash)	Iberpotash S.A., a Spanish subsidiary included in the Potash segment.
IC	Israel Corporation Ltd.
Indicated Mineral Resource
That part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

Inferred Mineral Resource
That part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project and may not be converted to a mineral reserve.

DSW	Dead Sea Works Ltd., included in the Potash segment.
DSM	Dead Sea Magnesium Ltd., included in the Potash segment.
ICL Neot Hovav	Subsidiaries in the Neot Hovav area in the south of Israel, including facilities of Bromine Compounds Ltd included in the Industrial Products segment.
Rotem Israel	Rotem Amfert Negev Ltd., included in the Phosphate Solutions segment.
IFA	The International Fertilizers Industry Association, an international association of fertilizers manufacturers.
ILA	Israel Land Authority.

IMF	International Monetary Fund.
K	The element potassium, one of the three main plant nutrients.
KNO3	Potassium Nitrate, a soluble fertilizer containing N&P used as a stand-alone product or as a key component of some water-soluble blends.
KOH	Potassium hydroxide 50% liquid.
MGA	Merchant grade phosphoric acid.
Measured Mineral Resource
That part of a mineral resource for which quantity and grade or quality are estimated on the based on conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

Mineral Reserve
An estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

Mineral Resource
A concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

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

Probable Mineral Reserve
The economically mineable part of an Indicated and, in some cases, a Measured Mineral Resource. Quantity, grade and/or quality of Probable Mineral Reserves are computed from information similar to that used for Proven Mineral Reserves, but the sites for survey, sampling and measurement are further apart or are otherwise less efficiently spaced. The degree of assurance, although lower than that for proven reserves,  is high enough to assume continuity between points of observation.

Proven Mineral Reserve
The economically mineable part of a Measured Mineral Resource. Proven Mineral Reserve quantities are computed from information received from explorations, channels, wells, and drilling; grade and/or quality are computed from the results of detailed sampling. The sites for inspection, sampling and measurement for proven reserves are spaced so closely to each other so that the geologic character is well defined so the size, shape, depth and mineral content of reserves can be reliably determined.

Chlorine	A chemical, raw material in various productions process. A byproduct of Dead Sea Magnesium production.
Sylvinite	A byproduct from the production of Magnesium from the raw material – Carnallite. Transferred to DSW as an additional source for potash production.
Polymer	A chemical compound containing a long chain of repeating units linked by a chemical bond and created by polymerization.
Potash	Potassium chloride (KCl), used as a plant’s main source of potassium.
P2O5	Phosphorus pentoxide.
P2S5	Phosphorus pentasulfide.
TCFD	Task Force on Climate-Related Financial Disclosures.
SASB	Sustainability Accounting Standards Board.
REACH	Registration, Evaluation, Authorization and Restriction of Chemicals, a framework within the European Union.
Reserves
The part of a mineral deposit that could be economically and legally extracted or produced at the time of the Mineral Reserve determination. Reserves are divided between “proven reserves” and “probable reserves”.

Salt	Unless otherwise specified, sodium chloride (NaCl).
S	Sulphur – a chemical used for the production of sulfuric acid for sulfate and phosphate fertilizers, and other chemical processes.
Soluble NPK	Soluble fertilizer containing the three basic elements for plant development (nitrogen, phosphorus and potash).
Standard	Fertilizer having small particles.
Tami	Tami (IMI) Research and Development Institute Ltd., the central research institute of ICL.
TASE	Tel Aviv Stock Exchange, Ltd.
USDA	United States Department of Agriculture.
WPA	White Phosphoric Acid, purified from MGA.
Urea	A white granular or pill solid fertilizer containing 46% nitrogen.
YTH/YPC	The Chinese partner in the Company’s joint venture YPH in China.
4D	Clean green phosphoric acid, used as a raw material for purification processes.
PM	Particular Matter

Item 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3 – KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the consolidated statements of income data for the years ended December 31, 2021, 2020 and 2019 and the consolidated statements of financial position as of December 31, 2021, 2020 and 2019 from our audited consolidated financial statements which have been prepared in accordance with IFRS, as issued by the IASB for the years ended, December 31, 2021, 2020 and 2019. You should read the consolidated financial data set forth below in conjunction with our consolidated audited financial statements and related notes and the information under “Item 5 - Operating and Financial Review and Prospects”, appearing elsewhere in this Annual Report. Our reporting currency is the US dollar. Our historical results are not necessarily indicative of our results to be expected in any future period.

ICL Group Limited 1

Selected financial data:

For the Year Ended December 31,
2021	2020	2019
US$ millions

Sales	6,955	5,043	5,271
Gross profit	2,611	1,490	1,817
Operating income	1,210	202	756
Income before taxes on income	1,092	49	628
Net income attributable to the shareholders of the Company	783	11	475
Earnings per share (in dollars):
Basic earnings per share	0.61	0.01	0.37
Diluted earnings per share	0.60	0.01	0.37
Weighted average number of ordinary shares outstanding:
Basic (in thousands)	1,282,807	1,280,026	1,278,950
Diluted (in thousands)	1,287,051	1,280,273	1,282,056
Dividends declared per share (in dollars)	0.21	0.09	0.22

For the Year Ended December 31,
2021	2020	2019
US$ millions

Statements of Financial Position Data:
Total assets	11,080	9,664	9,173
Total liabilities	6,344	5,576	5,112
Total equity	4,736	4,088	4,061

ICL Group Limited 2

Adjustments to reported operating and net income (non-GAAP financial measures)

We disclose in this Annual Report non-IFRS financial measures titled adjusted operating income and adjusted net income attributable to the Company’s shareholders. Our management uses these adjusted measures to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adding certain items, as set forth in the reconciliation table below. Some of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adding certain items, as set forth in the reconciliation table below, excluding the total tax impact of such adjustments.

You should not view adjusted operating income or adjusted net income attributable to the Company’s shareholders as a substitute for operating income or net income attributable to the Company’s shareholders as determined in accordance with IFRS, and you should note that our definitions of adjusted operating income and adjusted net income attributable to the Company’s shareholders may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income and adjusted net income attributable to the Company’s shareholders provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

ICL Group Limited 3

The table below reconciles total adjusted operating income and total adjusted net income attributable to the shareholders of the Company, to the comparable IFRS measures:

For the Year Ended December 31,
2021	2020	2019
US$ millions

Operating income	1,210	202	756
Dispute and other settlement expenses (1)	5	-	7
Divestment related items and transaction costs from acquisitions (2)	(22)	-	-
Impairment and disposal of assets, provision for closure and restoration costs (3)	1	229	(3)
Provision for early retirement (4)	-	78	-
Total adjustments to operating income	(16)	307	4
Adjusted operating income	1,194	509	760
Net income attributable to the shareholders of the Company	783	11	475
Total adjustments to operating income	(16)	307	4
Total tax adjustments (5)	57	(60)	-
Total adjusted net income - shareholders of the Company	824	258	479

(1)
For 2021, the amount reflects settlement costs related to the termination of partnership and arbitration proceedings between ICL Iberia and Nobian and reimbursement of arbitration costs related to the Ethiopian potash project, which was partially offset by a reversal of a VAT provision following a court ruling in Brazil.

(2)
For 2021, the amount reflects a capital gain related to the sale of an asset located in the industrial area of Ashdod, Israel and to the divestment of the Zhapu site (China) from the Industrial Products segment, which was partially offset by an earnout adjustment relating to prior years' divestment, as well as transaction costs related to the acquisitions in Brazil.

(3)
For 2021, the amount reflects a disposal of a pilot investment, which will not materialize in Spain and an increase in restoration costs, offset by a reversal of an impairment due to the strengthening of phosphate prices at Rotem Israel.

For 2020, the amount reflects an impairment and write-off of certain assets in Rotem Amfert Israel, following low phosphate prices and the discontinuation of the unprofitable production and sale of phosphate rock activity, which also led to an increase in the provision for asset retirement obligation (ARO) and in facility restoration costs. In addition, it reflects an impairment of assets and an increase in closure costs resulting from closure of the Sallent site (Vilafruns) in Spain.

For 2019, the amount reflects an agreement for the sale of assets, a partial reversal of impairment loss related to assets in Germany which was incurred in 2015 and an increase of the provision for the Sallent site closure costs as part of the restoration solution, together with an increase of the provision for the removal of prior periods waste in bromine production facilities in Israel.

(4)
For 2020, the amount reflects an increase in the provision following the implementation of an efficiency plan, primarily through an early retirement plan, at Israeli production facilities (Rotem Israel, Bromine Compounds and Dead Sea Magnesium).

(5)
For 2021, the amount reflects the tax impact of the adjustments made to the operational income and tax expenses related to the release of trapped earnings of the Company and certain Israeli subsidiaries. For 2020, reflects the tax impact of the adjustments made to operational income.

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

ICL Group Limited 4

D. RISK FACTORS

Summary of Risk Factors

Our business, liquidity, financial condition and results of operations could be adversely affected, and even materially so, if any of the risks described below occur. As a result, the trading price of our securities could decline, and investors could lose all or part of their investment. Our actual results could differ materially and adversely from those anticipated, due to of certain factors, including the risks facing the Company as described below and elsewhere in the Annual Report. This Annual Report contains forward‑looking statements that involve risks and uncertainties, see “Special Note Regarding Forward‑Looking Statements“. Material risks that may affect our business, operating results and financial condition include, but are not necessarily limited to, those relating to:

•
Our ability to operate and/or expand our production and operating facilities worldwide is dependent on our receipt of, and compliance with, permits issued by governmental authorities. A decision by a government authority to deny any of our permit applications may impair the Company’s business and its operations.

•
As a leading global specialty minerals company, we are exposed to various legislative, regulatory and licensing restrictions in the areas of environmental protection and safety. Related compliance costs and liabilities may adversely affect the results of our operations.

•	Our mineral extraction operations are dependent on concessions, licenses and permits granted to us by the respective governments in the countries in which we operate.

•	Securing the future of the phosphate mining operations at Rotem Israel depends on obtaining several approvals and permits from the authorities in Israel.

•	Current and future laws and regulations regarding climate change and greenhouse gas (GHG) emissions, as well as the physical impacts of climate change, may affect our operations and businesses.

•	The continued spread of the COVID-19 pandemic has affected and may in the future materially and adversely affect our financial condition and results of operations.

•
Our operations and sales are exposed to volatility in supply and demand, mergers of key producers\customers\suppliers, expansion of production capacity and competition from some of the world’s largest chemical and mining companies.

•	Our operations could be adversely affected by price increases or shortages with respect to water, energy and our principal raw materials.

•
The accumulation of salt at the bottom of Pond 5, the central evaporation pond in our solar evaporation ponds system used to extract minerals from the Dead Sea in Israel, requires regular harvesting salt to maintain a fixed brine volume and thereby sustain the production capacity of extracted minerals and prevent potential damage to the foundations and structures of hotels and other buildings situated close to the edge of the pond.

•	The receding water level in the Northern Basin of the Dead Sea, may require capital and/or operational expenses to enable the continuation of the Company's operations in the Dead Sea.

ICL Group Limited 5

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

•
Changes in our evaluations and estimates, which serve as a basis for analyzing our contingent liabilities and for the recognition and measurement of assets and liabilities, including provisions for waste removal and the reclamation of mines, may adversely affect our business results and financial condition.

•	Our tax liabilities may be higher than expected.

•
Due to the nature of our operations, we are exposed to administrative and legal proceedings, both civil and criminal, including as a result of alleged environmental contamination caused by certain of our facilities.

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

In accordance with section 24 (a) of the Supplement to the Concession Law, it is stated, among other things, that at the end of the concession period all the tangible assets at the concession area will be transferred to the government, in exchange for their amortized replacement value – the value of the assets as if they are purchased as new at the end of the concession period, less their technical depreciation based on their maintenance condition and the unique characteristics of the Dead Sea area.

There is no certainty as to the manner of interpretation of the provisions of the Concession Law in this context that would be adopted in a legal proceeding, to the extent such proceeding were to occur. For further information, see Note 18 to our Audited Financial Statements.

ICL Group Limited 6

We mine phosphate rock from phosphate deposits in the Negev desert in accordance with a mining concession from the State of Israel, which is valid until the end of 2024. For further information see Note 18 to our Audited Financial Statements. In addition, Rotem Israel has two lease agreements in effect until 2024 and 2041 and an additional lease agreement of the Oron plant, which the Company has been working to extend since 2017, by exercising the extension option provided in the agreement.

There is no certainty that these concessions and leases will be extended and/or renewed under the same terms or at all. Failure to renew said concessions and leases or different terms could materially and adversely affect our business, financial condition and results of operations. For further information see Note 18 to the Company's Audited Financial Statements.

Our existing phosphate mines in the Negev desert hold limited reserves of phosphate rock designated for phosphoric acid production. The Company is working to promote a plan for mining phosphates in Barir field, which is located in the southern part of the South Zohar deposit in the Negev Desert in Israel. There is no certainty regarding the timelines for the submission of the plan, its approval, or further developments with respect to the Barir field site. Failure to obtain such approval or a significant delay in receiving it, or in finding alternative sources of phosphates in Israel, will have a significant negative impact on our future mining reserves and business. As a result, our financial condition and results of operations will be adversely affected, even materially. For further information, see “Item 3 - Key Information— D. Risk Factors— Securing the future of the phosphate mining operations at Rotem Israel depends on obtaining several approvals and permits from the authorities in Israel”, “Item 4 ‑ Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations - Negev”, “Concessions and Mining Rights” and “Reserves”, and Note 18 to our Audited Financial Statements.

Spain

ICL Iberia was granted mining rights based on legislation of Spain’s Government from 1973 and the regulations accompanying this legislation. Further to the legislation, the government of the Catalonia region published special mining regulations whereby ICL Iberia received individual licenses for each of the 126 different sites that are relevant to current and possible future mining activities. Some of the licenses are valid until 2037 and the remainder are effective until 2067. The concession for the "Reserva Catalana", an additional site where mining did not commence, expired in 2012. The Company is acting in cooperation with the Spanish Government to obtain a renewal of the concession. According to the Spanish authorities, the concession period is valid until a final decision is made regarding the renewal. Maintaining the mining activity in Spain also requires municipal and environmental licenses. If such licenses are not renewed once expired, this would likely have an impact, possibly in a substantial manner, on the mining activity in certain sites in Spain and the Company’s financial results. For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations” and “Concessions and Mining Rights” and “Reserves”, and Note 18 to our Audited Financial Statements.

United Kingdom

The mineral leases of ICL Boulby, ICL's subsidiary in the United Kingdom (hereinafter – ICL Boulby), are based on approximately 74 mineral leases and licenses for extracting various minerals, in addition to numerous easements and rights of way from private owners of land under which ICL Boulby operates, and mineral lease rights under the North Sea granted by The Crown Estates. The mineral lease rights with The Crown Estates, include provisions to explore and exploit all targeted and known polyhalite mineral resources of interest to ICL Boulby. Said leases cover a total area of about 822 square kilometers (onshore leases total around 32 square kilometers and offshore leases from the Crown Estates cover around 790 square kilometers). All the lease periods, licenses, easements and rights of way are effective, some until 2022 and others until 2038. The Company is acting to renew the rights necessary for the mining operation which expire in 2022, or, alternatively, to seek ownership of these rights. Regarding ICL Boulby's planning permit for mineral exploitation, which is valid until 2023, in December 2021, the North York Moors Park Authority Planning Committee approved ICL Boulby Mine’s application for the continuation of polyhalite and salt production for an additional 25 years, commencing 2023. Nevertheless, in the event such rights are not obtained, the mining activity in the UK may be substantially affected as well as the Company’s financial results. For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations” and “Concessions and Mining Rights”, and Note 18 to our Audited Financial Statements.

ICL Group Limited 7

China

YPH, ICL's subsidiary in China, which is equally owned with Yunnan Phosphate Chemicals Group Corporation Ltd. ("YYTH"), holds two phosphate mining licenses that were issued in July 2015, by the Division of Land and Resources of the Yunnan district in China: (1) a mining license for the Haikou Mine (hereinafter – Haikou) which the Company operates and which is valid until January 2043, and (2) a mining license for the Baitacun Mine, which was renewed in 2021, and is valid until 2023. The Company intends to conduct a risk survey to assess the feasibility and profitably of mining the site. If Haikou's license is not renewed once expired, this would likely to have an impact, possibly in a substantial manner, on our mining activity in China and the Company’s financial results. For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations” and “Concessions and Mining Rights" and “Reserves”, and Note 18 to our Audited Financial Statements.

Our ability to operate and/or expand our production and operating facilities worldwide is dependent on our receipt of, and compliance with, permits issued by governmental authorities. A decision by a government authority to deny any of our permit applications may impair the Company’s business and its operations

Existing permits are subject to challenges with respect to their validity, revocation, modification and non‑renewal, including as a result of environmental events or other unforeseeable occurrences. Any successful challenges could lead to significant costs and materially adversely affect our operations and financial condition. In addition, a failure to comply with the terms of our permits could result in payment of substantial fines and subject the Company and its managers to criminal sanctions.

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

ICL Group Limited 8

Our operations and sales are exposed to volatility in supply and demand, mergers of key producers\customers\suppliers, expansion of production capacity and competition from some of the world’s largest chemical and mining companies

In addition to seasonal and cyclical variations, the Company’s businesses are exposed to fluctuations caused, in part, by factors on the supply side, such as entry into the market of new manufacturers and products, mergers of key players (producers\suppliers), expansion of the production capacity of existing manufacturers, and changes on the demand side, such as mergers or collaborations between key customers. Our competitors include some of the world’s largest chemical and mining companies, some of which are state‑owned or government‑subsidized. The potential production capacity is currently greater than the global demand, which has affected price levels. Due to the fact that some of our products are commodities available from several sources, the primary competitive factor with respect to our products is price. The prices of some of our products are influenced by prices prevailing in the market, while oversupply as compared to demand constitutes a negative factor in the field of commodity prices such as potash and phosphates, as do low prices in the agricultural sector. Additional competitive factors include product quality, customer service and technical assistance. If we are unable to compete effectively with these companies, our results of operations would almost certainly be significantly and adversely affected.

For example, our Polysulphate® business at the ICL Boulby mine in the UK, is exposed to new potential producers entering the market. Polysulphate® is the basis for many of the products in the Company's FertilizerpluS premium fertilizers business line. It should be noted, in this context, that a new potential producer, AngloAmerican Plc, holds a concession to develop a polyhalite mine with an undetermined capacity, located in the same area as our Boulby mine. According to its recent announcement, the engineering design, capital budget and project schedule are expected to be completed by the end of 2022 with an additional capital investment of approximately $700 million. If the development of the new mine materializes, ICL will cease to be the sole producer of Polysulphate® and may not be the market leader in terms of production throughput, which is inconsistent with the Company's strategy to obtain a leadership position in all its activities. We continuously monitor our competitive environment and will continue to seek ways to adhere with our strategy. If we are unable to compete effectively with new producers, our business, financial condition and results of operations could be materially and adversely affected. For further information, see “Item 4 – Information on the Company — B. Business Overview — Segment Information – Potash Segment”.

Moreover, some of our products are marketed through distributors, mainly as pertains to the activity of our Phosphate Solutions segment and Specialty Fertilizers business. Any replacement of, or modification to the composition of our distributors might adversely affect our competitive ability and result in a decrease in sales in certain markets, at least in the short term.

Overestimation of mineral and resource reserves could result in lower-than-expected sales and/or higher than expected costs and may have a material adverse effect on our business, financial condition and results of operations

We base our estimates of mineral resources and reserves on engineering, economic and geological data that is compiled and analyzed by our engineers and geologists. However, resource and reserves estimates are by nature imprecise and rely to some extent on statistical inferences drawn from available drilling data, which may prove unreliable/inaccurate. There are numerous inherent uncertainties in estimating quantities and qualities of mineral deposits, resources and reserves, as well the quality of the ore, and the costs of mining recoverable reserves and the economic feasibility thereof, including many factors beyond our control. Estimates of economically feasible commercial reserves necessarily rely on several factors and assumptions, all of which may vary considerably from the actual results, such as:

•	Geological and mining conditions and/or effects of prior mining that may not be fully identified/assessed within the available data or that may differ from those based on our experience;

ICL Group Limited 9

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

If these factors and assumptions change, we may need to revise our mineral resource and reserves estimates.

Any revisions to our previous resource or reserve estimates or inaccuracies in our estimates related to our existing mineral resources and resource reserves could result in lower-than-expected sales and/or higher than expected costs and may have a material adverse effect on our business, financial condition and results of operations.

Following the SEC final rule from October 2018 to adopt new regulations to replace SEC Industry Guide 7 with new disclosure requirements that are more closely aligned with current industry and global regulatory practices and standards, beginning with this annual report, we are reporting according to SK-1300. In light of the aforesaid disclosure requirements, we present information regarding estimates of mineral reserves and resources that, which differs from reserves estimates presented in the past.

For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment— Reserves”.

The locations of some of our mines and facilities expose us to various natural disasters, including as a result of climate change

We are exposed to natural disasters, such as flooding and earthquakes which may cause material damage to our business, and climate change has tended to cause certain types of natural disasters to become more severe or frequent. For example, in Israel, some of our plants are located in the Jordan Rift Valley, or Syro-African Depression, a seismically active area. Furthermore, in recent years sinkholes and underground cavities have been discovered, in the area of the Dead Sea, which could cause harm to our Company’s plants. In addition, an “undermining” process has begun in the northern part of the Arava stream, at the end of which, on both banks, are the evaporation ponds of the Company’s plants at the Dead Sea. There is a risk that this phenomenon would jeopardize the stability of the Company’s dykes and evaporation ponds. In the Sodom area, where many of the Company’s plants in Israel are located, there are occasional flash floods in the streambeds. While we have insurance coverage for these types of damage, subject to payment of deductibles, the insurance may not be sufficient to cover all of these costs. In addition, we have underground mines in the United Kingdom and Spain and a mine in China. Water leakages into these mines or other natural disasters might result in disruptions to our mining activities or even a loss of the mine. We do not have full property insurance with respect to all our property/assets.

ICL Group Limited 10

The accumulation of salt at the bottom of Pond 5, the central evaporation pond in our solar evaporation ponds system used to extract minerals from the Dead Sea, requires regular harvesting of the salt to maintain a fixed brine volume and thereby sustain the production capacity of extracted minerals and prevent potential damage to the foundations and structures of hotels and other buildings situated close to the edge of the Pond

The production process of the raw material requires that a fixed brine volume is preserved in Pond 5. Failure to maintain a constant volume of brine in Pond 5 could result in a reduction in production capacity. To this end, up to the end of 2021, the raising of the brines' level of Pond 5 was according to the rate at which the pond floor rises, while performing the salt harvest. Since the solutions' level maximum height (15.1 meters) was reached at the end of 2021, from 2022 onwards, the solutions' volume in Pond 5 will be preserved by way of harvesting the salt.

Raising the water level of Pond 5 above a certain level may cause structural damage to the foundations of hotel buildings situated close to the water’s edge, to the settlement of Neve Zohar and to other infrastructure located along the western shoreline of the Pond.

Until the end of 2020, in order to ensure that Pond 5 water level does not exceed the maximum height (15.1 meters), the Government of Israel, through the Dead Sea Preservation Government Company Ltd., implemented a project for construction of coastline defenses, together with DSW (which financed 39.5% of the project's cost), as part of which the dike along the western beachfront of Pond 5, across from the hotels, was raised, together with a system for lowering subterranean water. The construction work with respect to the hotels' coastlines was completed and currently the Dead Sea Preservation Government Company Ltd. is carrying out elevation work in the intermediate area between the two hotel complexes. The "Permanent Solution", which should provide a defense at least until the end of the current concession period in 2030, was established in the agreement with the Government of Israel signed in 2012.

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

For further information about the coastline defenses and the permanent solution (the Salt Harvesting Project), see “Item 4 – Information on the Company — D. Property, Plant and Equipment — Mineral Extraction and Mining Operations” and Note 18 to our Audited Financial Statements.

ICL Group Limited 11

The receding water level in the Northern Basin of the Dead Sea and the appearance of sinkholes may require capital and/or operational expenses in order to enable the continuation of the Company's operations in the Dead Sea

Due to the hydrological deficit, the water level of the Northern Basin of the Dead Sea is receding at the rate of over one meter per year. As part of our production process in Israel, we pump water from the Northern Basin of the Dead Sea through a special pumping station and deliver it through a feeding channel to the salt and carnallite evaporation ponds in the Southern Basin. As the water level recedes, we may be required to reduce our usage of minerals from the Dead Sea, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to pump water relies on an active pumping station at the water line of the Northern Basin of the Dead Sea. Due to the receding water level in this area, the water line is receding from the current pumping station area and construction of a new pumping station (hereinafter – the P‑9 Pumping Station) was required. The P-9 Pumping Station commenced its operation in early 2022. The Company expects that it will be able to continue pumping water in the coming years. Failure to operate the P-9 pumping station or to extend its life in future years could have a material adverse effect on the Company’s business, its financial condition and results of operations.

An additional risk related to the decline of the Dead Sea level is the erosion of Arava stream which flows along the international border between Israel and Jordan and into the Dead Sea. This erosion could endanger the stability of the eastern dykes in the future in the array of salt and carnallite ponds and any breach or damage to the salt and carnallite ponds could materially and adversely affect our business, financial condition and results of operations. We are endeavoring to analyze the matter and to find solutions to prevent or retard this occurrence in the long term. We are conducting ongoing monitoring and acting on site to protect the dykes. As part of these efforts, research was conducted, designed to gather information for the detailed planning of a project to prevent the continued erosion of the stream. The research phase was completed in 2020 and the detailed design is expected to commence in the first half of 2022. Prior to commencing the project, we must obtain permits from the authorities, due to its engineering complexity, proximity to the border, soil instability and environmental sensitivity of the entire area. Insofar as a decision was made to commence the project, we estimate that its completion is likely to take several years.

Furthermore, as a result of the decline of the Dead Sea's level, sinkholes and underground cavities have been discovered in the area of the Dead Sea. The appearance of sinkholes in the Dead Sea area is increasing over the years. Most of the sinkholes develop in the Northern Basin of the Sea, where there is little activity by ICL Dead Sea. However, in recent years there has been a steady development of sinkholes around of the feeding channel, through which water is pumped from the Northern Basin to the Southern Basin. DSW takes actions to monitor the development of these sinkholes and to fill them when they appear. The development of sinkholes in areas where we operate, together with a failure to detect and treat those sinkholes can cause significant damage and could materially and adversely affect our business, financial condition and results of operations.

ICL Group Limited 12

Any malfunction in the transportation systems we use to ship our products, and receive raw materials could have a material adverse effect on our business, financial condition and results of operations

Part of our sales turnover is comprised of bulk products characterized by large quantities. Most of this production quantity is shipped through dedicated facilities from two seaports in Israel, one seaport in Spain and another seaport in the United Kingdom. Any significant disruption to seaport facilities and/or the array of transportation from the seaports, including port workers’ strike, regulatory restrictions and changes in the rights of use of seaport facilities, may delay or prevent exports of our products to our customers, which could materially and adversely affect our business, financial condition and results of operations. In addition, any significant disruption, shortage, or unavailability in the array of transportation to the seaports and between various sites, primarily through trains and trucks, carrying our products and the raw materials we use in our business could result in customer dissatisfaction, loss of production or sales and higher transportation or equipment costs.

We rely heavily upon truck, rail, tug, barge and ocean freight transportation to obtain the raw materials we need, to distribute raw materials between our mines and facilities and to deliver our products to our customers. In addition, the cost of transportation is an important part of the final sale price of our products. Finding affordable and dependable transportation is important in obtaining our raw materials and to supply our customers. Higher costs for these transportation services or an interruption or slowdown due to factors including high demand, high fuel and energy prices, labor disputes, layoffs or other factors might materially and adversely affect the Company’s operations, its financial condition and results of operations.

In addition, the Company transports hazardous materials using specialized transport facilities, such as isotanks for the conveyance of bromine. A malfunction in the transportation of hazardous materials, in one of our specialized transport facilities may have an environmental impact and\or cause harm to the welfare of local residents, and, as a result, expose the Company to lawsuits and\or administrative proceedings or fines, and also lead to a shutdown of such materials’ transportation systems for a certain period until the cause for such malfunction is discovered and\or for purposes of preventative maintenance and improvement of the transportation array, and as a result may have material adverse effect on the Company’s operations, financial condition and results of operations.

We are exposed to risks associated with our international sales and operations which could adversely affect our sales to customers as well as our operations and assets in various countries. Some of these factors may also make it less attractive to distribute cash generated by our operations outside Israel to our shareholders, use cash generated by our operations in one country to fund our operations or repayments of our indebtedness in another country and support other corporate purposes or the distribution of dividends

As a multinational company, we sell in many countries where we do not produce. A considerable portion of our production is designated for export. As a result, we are subject to numerous risks and uncertainties relating to international sales and operations, including:

•
Difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations, including the U.S. Foreign Corrupt Practices Act (the “FCPA”), the UK. Bribery Act of 2010 and Section 291A of the Israeli Penal Law;

•	Unexpected changes in regulatory environments and increased government ownership and regulation in the countries in which we operate;

ICL Group Limited 13

•
Political and economic instability, including civil unrest, inflation and adverse economic conditions resulting from governmental attempts to reduce inflation, such as imposition of higher interest rates and wage and price controls;

•	Public health crises, such as pandemics and epidemics; and

•	The imposition of tariffs, exchange controls, trade barriers or sanctions, new taxes or tax rates or other restrictions, including the current trade dispute between the US and China.

The occurrence of any of the above in the countries in which we operate or elsewhere could jeopardize or limit our ability to transact business there and could materially adversely affect our revenue and operating results and the value of our assets.

The continued spread of the COVID-19 pandemic has affected and may in the future materially and adversely affect our financial condition and results of operation

In March 2020, the World Health Organization declared COVID-19 a pandemic. Since then, the pandemic has continued to spread across the globe at varying infection rates and has introduced significant business and economic uncertainty and volatility to global markets. Accordingly, there has been, and may continue to be, a significant decline in global economic activity, in part, due to sporadic preventive measures taken by various governmental organizations around the world, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns.

The spread of the COVID-19 pandemic has led us to modify our business practices, including implementing policies, health and safety measures and procedures to protect our employees in all of our facilities and offices. We may need to take further actions for the benefit of our employees, customers, partners and suppliers, or as required by government authorities. There is no certainty that such measures will be sufficient to mitigate the risks posed by the pandemic. Furthermore, our ability to perform certain functions may be affected if we are required to take additional steps.

We expect COVID-19 to have a continues impact over the coming quarters, although the full future impact on global economy and our business is uncertain and is difficult to assess or predict. The extent of the impact of the COVID-19 pandemic on our operational and financial performance will depend on future developments, including, but not limited to:

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

•	The possibility of temporary closures of our facilities or the facilities of our suppliers, customers, their contract manufacturers, and the possibility of certain industries shutting down.

ICL Group Limited 14

•	The ability to purchase raw materials in times of shortages resulting from supply chain disruptions, quarantines, lockdown orders and production shutdowns.

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

Our operations could be adversely affected by price increases or shortages with respect to water, energy and our principal raw materials

We use water, energy and various raw materials as inputs and we could be affected by higher costs or shortages of these materials, as well as by changes in transportation prices.

For example, an increase in price or shortage of raw materials, inter alia: ammonia, sulphur, WPA and 4D (which we purchase from third parties) could adversely and materially affect our results of operations, financial position, and our business.

In addition, our phosphate facilities use large quantities of water purchased from Mekorot, Israel’s national water company, at prices set by the government. If these prices rise significantly, our costs will rise as well. In our plants in Sodom, we obtain water from an independent system that is not part of the national water system. Lack of water at the water sources proximate to the plants or the imposition of additional costs/charges for water usage would force the Company to obtain water from sources located further away and/or at a higher cost.

Our plants consume large amounts of energy. Moreover, energy is a significant component of the shipping costs of a considerable share of our products. Significant price increases for energy, or energy shortages, would affect shipping costs, production costs and/or quantities.

The supply of electricity to our production processes and facilities in Israel is provided by our power station in Sodom and the national power grid. Our operations in Israel are dependent on these two sources, so significant malfunctions at the power station and/or interruption of power supply from the national grid in Israel may lead to additional financial liabilities and potential shutdowns at our production facilities, which could negatively affect ICL's ability to supply its products to both external customers and other ICL's sites using them as raw materials and reduce revenue from decreased production capacity. In addition, our magnesium plant requires a continuous supply of electricity, so any interruption in the power supply to the magnesium plant may cause significant damage to our magnesium production process.

ICL Group Limited 15

The current supply of natural gas to our power plant and to our facilities in Israel is dependent on a narrow range of suppliers, who may prefer exporting over supplying to the domestic market and on a single gas pipeline with limited transmission capacity. In 2017, the Company signed an agreement with Energean who holds a license to develop the Karish and Tanin gas reservoirs to supply up to 13 BCM of natural gas (NG) over a period of 15 years commencing with the commercial operation of Karish and Tanin. The NG from the reservoirs will be used for operating ICL’s factories and power stations in Israel. In January 2022, Energean announced that the gas supply is expected to be postponed until the third quarter of 2022. Considering the expected high demand during the summer of 2022, which may lead to potential shortages in NG, as well as the continued delays in Energean’s supply, the Company is taking measures to secure its supply of NG until its full gas supply is obtained from Energean. Failure to ensure sufficient supply of NG and/or to preserve the current price environment may lead to a material impact on the Company's business, financial position and results of operations. For further information, see Note 18 to our Audited Financial Statements.

While our plants are prepared to use alternative energy sources (fuel oil and/or diesel fuel), failure to obtain NG in a timely manner or energy shortages stemming from high demand in local markets, export preference and the like, can result in an increase in our energy costs and/or in production losses, and could adversely and materially affect our business, financial condition and results of operations.

We can provide no assurance that we will be able to impose on our customers increased costs with respect to water, energy and principal raw materials. Our inability to impose such cost increases could adversely affect our margins. For further information, see “Item 4 ‑ Information on the Company— B. Business Overview— Segment Information”.

Completion of certain of the Company’s major projects may be dependent on third‑party contractors and/or governmental obligations. Furthermore, termination of engagements with contractors might entail additional costs

In the coming years, we plan to complete several key projects, which are of great importance to the Company’s continued operation and ability to significantly improve its competitive position in certain markets. Thus, for example, we are advancing significant investments in projects to increase our production capacity for our main product lines and in environmental projects. The completion of key projects could also be dependent on third-party contractors. For example, a project in Spain incurred several delays and budget expansions that were associated, among others, with a third-party contractor. Situations wherein such contractors encounter financial or operational difficulties, or have significant disagreements with the Company, could cause a significant delay in the planned timetables for completion of a project and\or material deviations from its budget and may even jeopardize its completion altogether. This could adversely and even materially affect our business, financial condition and results of operations.

The inflow of significant quantities of water into the Dead Sea could adversely affect production at our plants

The inflow of significant quantities of water into the Dead Sea could adversely affect production at our plants and may alter the composition of the Dead Sea water, in a manner that lowers the concentration of sodium chloride (NaCl) in the water, which may adversely affect production at ICL plants, our results of operations financial position, and our business. This risk may materialize, among other things, as a result of the construction of a canal connecting the Mediterranean Sea with the Dead Sea, the inflow of water from the Sea of Galilee (Kinneret) to the Dead Sea via the Jordan River, or the construction of a canal from the Red Sea to the Dead Sea.

ICL Group Limited 16

We are exposed to the risk of labor disputes, slowdowns and strikes

From time to time, we experience labor disputes, slowdowns and strikes. A significant portion of our employees are subject to collective labor agreements, mainly in Israel, China, Germany, United Kingdom, Spain, the Netherlands and Brazil. Prolonged slowdowns or strikes at any of our plants could disrupt production and cause the non-delivery of products that had already been ordered. Also, ramp-up time is needed to return to full production capacity at the facilities. Furthermore, due to the mutual dependency between ICL plants, slowdowns or strikes in any one of ICL's plants may affect the production capacity and/or production costs at other ICL plants. Labor disputes, slowdowns or strikes, as well as the renewal of collective labor agreements, may lead to significant costs and loss of profits, which could adversely, and even materially, affect our operating results and our ability to implement future operational changes for efficiency purposes. In the course of labor disputes, the workers union may impose certain sanctions which may include blocking or delaying the transfer of goods through the factory gates; such disputes may escalate into a strike.

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

ICL Group Limited 17

Changes in our evaluations and estimates, which serve as a basis for analyzing our contingent liabilities and for the recognition and measurement of assets and liabilities, including provisions for waste removal and the reclamation of mines, may adversely affect our business results and financial condition

As part of the preparation and composition of our financial statements, we are required to exercise discretion, make use of evaluations and estimates and make assumptions that affect, among other things, the amounts of assets and liabilities, income and expenses. When formulating such estimates, we are required to make assumptions concerning circumstances and events that involve uncertainty, even great uncertainty, such as, legal claims pending against ICL. We exercise our discretion based on our past experience, various facts, external factors and reasonable assumptions, according to the circumstances relevant to each estimate. It should be noted that actual results may differ, and even materially so, from such estimates. Therefore, this may adversely affect our financial results. For further information, see Note 2 to our Audited Financial Statements.

Regarding pending legal matters, we are required to estimate the probability of their outcome, which could be substantially different from their actual results due to the inherent complexity and the uncertainty of such proceedings. For example, in 2015, a request was filed for certification of a claim as a class action, in the Tel Aviv-Jaffa District Court, against eleven defendants, including a subsidiary, Fertilizers and Chemical Ltd., in respect of claims relating to air pollution in Haifa Bay and for the harm allegedly caused by it to residents of the Haifa Bay area. The amount of the claim is about NIS 13.4 billion (about $4.2 billion). In the Company’s estimation, based on the factual material provided to it and the relevant court decision, it is more likely than not that the plaintiffs’ contentions will be rejected.

In some of our various sites of operation, concession agreements and/or licenses include obligations relating to the expiration thereof, including reclamation and clearing of the sites (restoring the site to its former state). There is uncertainty regarding the actions that would be required upon expiration of the concession and/or license period and, accordingly, the costs involved in the execution of such actions, including the scope of restoration required. For example, with respect to the estimated costs of reclamation of our mining in Israel, we are required to make assessments considering numerous assumptions, including future additional restoration requirements and the impact thereof, in light of regulatory developments in this field in recent years. It is very difficult to assess the estimates for site restoration and clearing due to the complexity of soil restoration treatments, the scope and costs required for restoration, which are occasionally discovered only during actual execution of restoration works, the absence of a single, unified global standard determining environmental restoration requirements, and the absence of any significant precedents in this matter in Israel. An additional example is estimation of the projected costs for the closure and restoration of the Sallent site – the main portion of the estimated costs for closure and restoration is attributed to restoration of the salt pile. The Company is treating the salt pile, by both utilizing the salt for production and sale for de-icing purposes, and by processing the material and removing it to the sea via a collector. The estimation is based on a long-term forecast, covering a period of more than 50 years, along with observed estimates and, therefore, the actual costs that may be required to restore the Sallent site may differ, even substantially, from the current provision. For further information, see Note 17 and 18 to our Audited Financial Statements.

ICL Group Limited 18

Our tax liabilities may be higher than expected

Our tax expenses and the resulting effective tax rate reflected in our consolidated financial statements may increase over time as a result of changes in corporate income tax rates and/or other changes in tax laws in the various countries in which we operate. We are subject to taxes in many jurisdictions, including jurisdictions in which we have a limited presence, and discretion is required in the determination of the provisions for our tax liability. Considering recent trends in international tax law and OECD recommendations, significant changes to international tax laws and practices may be adopted by various jurisdictions. Such changes could result in us being subject to tax in jurisdictions in which we currently are not subject to tax (including jurisdictions in which we have limited or no operations other than performing sales activities). Similarly, we are subject to examination by the tax authorities in many different jurisdictions. As part of such tax examinations, the relevant tax authorities may disagree with the taxable income reported, and may also dispute our interpretation of the applicable tax legislation relating, among other things, to inter‑company agreements.

The Law for Taxation of Profits from Natural Resources

The Law for Taxation of Profits from Natural Resources in Israel (hereinafter – the Law) is a new law that entered into effect with respect to the bromine, phosphate and magnesium minerals in 2016, and with regard to the potash mineral, in 2017.

As of the reporting date, no regulations under the Law have yet been enacted (except for regulations regarding advances on account of tax payments, published in July 2018), no circulars have been published and no court decisions have been rendered as to the implementation of this new Law that was imposed, to the best of the Company's knowledge, only on one other company. The financial statements of Dead Sea Works, Dead Sea Bromine and Dead Sea Magnesium (hereinafter – the Subsidiaries), serve as a basis for the mineral based financial reports (hereinafter – Surplus Profit Reports) required to be filed for tax calculation under the Law. Such calculation involves interpretations and assumptions on several significant matters, which require management’s judgment.

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

Should the ITA, and subsequently the applicable District Court, in case of an appeal, decides that the measurement of the property, plant and equipment, for this purpose, should be in accordance with depreciated historical cost, and fully rejects the Company's arguments with respect to this issue, the result can be an increase in the Company's tax liabilities.

ICL Group Limited 19

CFC taxation

The Company operates in many countries around the world. Under certain conditions, tax laws in certain countries provide that income from passive activities (and in certain cases, active activities) from Controlled Foreign Companies ("CFC") shall be considered taxable income even if not distributed. The conditions include, among other, the ratio between active and passive income and tax rates applied in foreign countries. Although the Company is acting in accordance with the relevant tax legislation, there is a risk that tax authorities will require additional tax payments, to the extent that the Company's position regarding meeting the conditions of Controlled Foreign Companies (CFC) will not be accepted.

BEPS and Pillar and 2 proposed arrangements

The Base Erosion and Profit Shifting (“BEPS”) project and other initiatives like Pillars 1 and 2 undertaken by the Organization for Economic Cooperation and Development (“OECD”) may have adverse consequences to our tax liabilities. These initiatives contemplate changes to numerous international tax principles, national tax incentives and enforce other arrangements like minimum effective tax liability. These changes, when adopted by individual countries, could adversely affect our provision for income taxes. Countries have been translating the BEPS recommendations into specific national tax laws, and are expected to do so also with respect to Pillar 1 and 2, while in the EU, Pillar 2 is expected to be effective as early as of FY 2023. It remains difficult to predict the magnitude of the effect of such new rules on our financial results.

We have expanded our business by mergers and acquisitions, as well as by organizational restructuring and various initiatives designed to increase production capacity and reduce costs of our existing operations. This could result in a diversion of resources and significant expenses, a disruption of our existing business operations and an adverse effect on our financial condition and results of operations

Negotiation processes with respect to potential acquisitions or joint ventures, as well as the integration of acquired or jointly developed businesses, require management to invest time and resources, in addition to significant financial investments, and we may not be able to realize or benefit from the potential involved in such opportunities. Future acquisitions could lead to substantial cash expenditures, dilution due to issuance of equity securities, the incurrence of debt and contingent liabilities, including liabilities for environmental damage caused by acquired businesses prior to or after the date we acquired them, a decrease in our profit margins, impairment of intangible assets and goodwill; and increased governmental oversight over the Company’s activity in certain areas. There is no guarantee that businesses that have been or will be acquired will be successfully integrated with our current businesses and operations, and we may not realize the anticipated benefits of such acquisitions and even incur losses as a result thereof, particularly if such acquisitions disrupt our operations.

Some of our partners or potential partners in these business initiatives are governments, governmental bodies or publicly owned companies. We may face certain risks in connection with our investments in partnerships including, for example, if our partners' needs, desires or intents change, if the government changes or if the ownership structure of our partners changes.

In addition, we are employing several initiatives to improve our existing operations, including initiatives to increase production and reduce operating costs at our facilities. For example, at ICL Iberia, our subsidiary in Spain, we consolidated our two existing mines and processing facilities into one complex which operates via a ramp instead of a shaft. The sites consolidation and the ramp project are expected to increase our production capacity to an expected annual running rate of approximately 1 million tons by the second half of 2022, while lowering cost per ton, and to reach a level of up to about 1.3 million tons per year in the future, following completion of additional necessary adjustments in surface production facilities.

If our initiatives will not succeed, our financial situation and results of business and operations, as well as competitive position, could be materially and adversely affected.

ICL Group Limited 20

As a multinational company, our sales may be adversely affected by currency fluctuations and restrictions, as well as by credit risks

Our global activities expose us to the impact of currency exchange rate fluctuations. Our financial statements are prepared in U.S. dollars. Our sales are in a variety of currencies, primarily in U.S. dollars and euros. As a result, we are currently subject to significant foreign currency risks that affect our financial results and may face greater risks as we enter new markets. We may also be exposed to credit risks in some of these markets. The imposition of price controls and restrictions on the conversion of foreign currencies could also have a material adverse effect on our financial results. Part of our operating costs are incurred in currencies other than U.S. dollars, particularly in euros, NIS, GBP, BRL and RMB. As a result, fluctuations in exchange rates between the currencies in which such costs are incurred and the U.S. dollar may have a material adverse effect on the results of our operations, the value of the balance sheet items measured in foreign currencies and our financial condition.

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

See “Item 11 – Quantitative and Qualitative Disclosures about Market Risk — Exchange Rate Risk”.

Because some of the Company’s liabilities bear interest at variable rates, we are exposed to the risk of interest rate increases, including in connection with any developments with respect to the LIBOR phase-out period

A portion of our liabilities bear interest at variable rates and therefore, we are exposed to the risk stemming from an increase in interest rates, which would increase our financing expenses and adversely affect our results. Such increase in interest rates may also occur as a result of a downgrade in our rating.

Further, a portion of our loans bear variable interest rates based on the short-term London interbank offered rate for deposits of US dollars (LIBOR) rate for a period of one to twelve months, plus a margin as defined in each loan agreement. Apart from our debt instruments, we also use LIBOR for our derivatives, such as currency swaps. LIBOR tends to fluctuate based on general interest rates, rates set by the Federal Reserve and other central banks, the supply of and demand for credit in the London interbank market and general economic conditions. In July 2017, the Financial Conduct Authority (“FCA”) (the authority that regulates LIBOR) announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. In March 2021, the IBA released the LIBOR cessation statement, pursuant to which the IBA publicly announced that it intends to cease publication of euro, sterling, Swiss franc and Japanese yen and 1 week and 2-month USD LIBOR settings on December 31, 2021, and the remaining USD LIBOR settings on June 30, 2023. In addition, the FCA provided that starting January 1, 2022, new use of USD LIBOR is banned, subject to limited exceptions. In accordance with recommendations from the Alternative Reference Rates Committee, U.S. dollar LIBOR is currently being replaced with the Secured Overnight Financing Rate (“SOFR”), a new index that measures the cost of borrowing cash overnight, backed by U.S. Treasury securities. Given that SOFR is a secured rate backed by government securities, it is a rate that does not take into account bank credit risk (as is the case with LIBOR). SOFR is therefore likely to be lower than LIBOR and is less likely to correlate with the funding costs of financial institutions. As a result, parties may seek to adjust the spreads relative to such reference rate in underlying contractual arrangements. These reforms may cause existing loan agreements using LIBOR to perform differently than in the past or to disappear entirely. The consequences of these developments with respect to LIBOR cannot be entirely predicted but may result in the level of interest payments on the portion of our indebtedness that bears interest at variable rates to be affected, which may adversely impact the amount of our interest payments under such debt. To the extent these interest rates increase, our interest expense will increase, in which event we may have difficulties making interest payments and funding our other fixed costs, and our available cash flow for general corporate requirements may be adversely affected. See “Item 11 – Quantitative and Qualitative Disclosures about Market Risk — Interest Rate Risk”.

ICL Group Limited 21

In anticipation of LIBOR’s phase-out, we initiated preliminary discussions with our lenders to negotiate a replacement benchmark for LIBOR. There can be no assurance that we will be able to reach any agreement on a replacement benchmark, and there can be no assurance that any agreement we reach will result in effective interest rates at least as favorable to us as our current effective interest rates. The failure to reach an agreement on a replacement benchmark, or the failure to reach an agreement that results in an effective interest rate at least as favorable to us as our current effective interest rates, could result in a significant increase in our debt service obligations, which could adversely affect our financial condition and results of operations. In addition, the overall financing market may be disrupted as a result of the phase-out or replacement of LIBOR, which could have an adverse impact on our ability to refinance, reprice or amend our existing loans, or incur additional indebtedness on favorable terms or at all.

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

ICL Group Limited 22

Significant disruptions in our, or our service providers’, information technology systems or breaches of our, or our service providers’, information security systems could adversely affect our business

Information technology (IT) systems, including our hardware, software and telecommunications networks, as well as data centers and other information technology systems of third parties are critical to the operation of our business and essential to our ability to successfully perform day-to-day operations. Our operations also depend on the timely maintenance, upgrade and replacement of such systems, as well as pre-emptive expenses to mitigate the risks of failures. An intrusion, interruption, breakdown or destruction of our, or our service providers’, information technology systems and/or infrastructure by authorized or unauthorized persons could adversely affect our business and operations and in some cases even lead to environmental damage. In addition, a significant disruption to our, or our service providers’, computerized systems could cause harm of damage to the civilian population located in the vicinity of our production facilities. Moreover, we could experience business interruption, information or money theft and/or reputational damage as a result of cyber-attacks, which may compromise our, or our service providers’, systems, lead to data leakage and to disruption of sensitive production facilities and/or the security thereof, whether internally or at our third-party providers. Our, and some of our service providers’, systems have been, and are expected to continue to be, the target of malware and other cyber-attacks. Despite our investment in measures to reduce these risks, we cannot guarantee that these measures will be successful in preventing compromise and/or disruption of our information systems and related data or that such systems and data held and operated by our service providers will be secure. We have a limited ability to control the operations and security of the information systems used on our behalf or provided to us by our service providers and may have limited recourse with such service providers in the event an issue arises. As we become more dependent on information technologies to conduct our operations, and as the number and sophistication of cyber-attacks increase, the risks associated with cyber security increase. These risks apply both to us, and to third parties on whose systems we rely for the conduct of our business. Cyber threats are persistent and constantly evolving and include, but are not limited to, installation of malicious software, ransomware, viruses, social engineering (including phishing attacks), denial of service or other attacks, employee theft or misuse, unauthorized access to data and other electronic security breaches. Threats may derive from human error, fraud or malice on the part of employees or third parties or may result from accidental technological failure. Such threats have increased in frequency, scope and potential impact in recent years, which increased the difficulty of detecting and successfully defending against them. As cyber threats continue to evolve, we may be required to incur additional expenses in order to enhance our protective measures or to remediate any information security vulnerability. Cyber-attacks and other intrusion, interruption, breakdown or destruction of our information technology systems and/or infrastructure could also require significant management attention and resources, expose us to legal liabilities, negatively impact our reputation among our customers, business partners and the public, and cause us to incur significant costs, any of which could have a material adverse effect on our business, financial condition and results of operations.

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

ICL Group Limited 23

Failure to retain and\or recruit personnel for key operational/professional positions, or to attract additional executive and managerial talent, could adversely affect our business

Given the complexity of our businesses and their global reach, we rely upon our ability to recruit and retain skilled management and other employees, including engineers, agronomists, scientists, technical equipment operators, programmers, data scientists, and other employees with special expertise. Much of our competitive advantage is based on the expertise, experience and know-how of our key management personnel. Any loss of service of key members of our organization, or any diminution in our ability to continue to attract high-quality employees may delay or prevent the achievement of major business objectives and may have a material adverse effect on our business, financial condition and results of operations.

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

The Company relies on access to the capital markets as it borrows money from various sources to fund its operations and it frequently engages in refinancing activities

The level at which the Company is leveraged could affect our ability to obtain additional financing for acquisitions, refinancing of existing debt, working capital or other purposes, could adversely affect our credit rating, and could make us more vulnerable to industry downturns and competitive pressures, as well as to interest rate and other refinancing risks. In addition, capital markets have been more volatile in recent years. Such volatility may adversely affect our ability to obtain financing on favorable terms at times in which we need to access the capital markets. Our ability to refinance existing debt and meet our debt service obligations will be dependent upon our future performance and access to capital markets, which will be subject to financial, business and other factors affecting our operations (including our long-term credit ratings), many of which are beyond our control. Our credit rating may be downgraded, among other things, due to our future performance, the degree we are leveraged and deterioration of the business environment.

The instruments relating to our debt contain covenants and, in some cases, require us to meet certain financial ratios. Failure to comply with financial covenants could result in an event of default under the applicable instrument, which could result in the related debt and the debt issued under other instruments becoming immediately due and payable. In such event, we would need to raise funds from alternative sources, which may not be available to us on favorable terms or at all. Alternatively, any such default could require us to sell our assets or otherwise curtail operations in order to satisfy our obligations to our creditors.

In September 2021, the Company entered into a new sustainability linked loan (SLL) agreement, which includes sustainability performance targets. Any failure to comply with these targets may result in penalties and impede our efforts to raise funds, which may not be available to us on favorable terms or at all, especially as such loans become increasingly common.

ICL Group Limited 24

The Company is exposed to risks relating to its current and future activity in emerging markets

We operate in several emerging markets and may have future activities in additional emerging markets. Activity in these regions is exposed to the socioeconomic conditions, as well as to the laws and regulations governing the agricultural, food and industrial sectors in these countries. The additional risks entailed in operating in emerging markets include, but are not limited to, high inflation rates; extreme fluctuations in exchange rates, martial law, war or civil war; social unrest; organized crime; expropriations and nationalizations; rescindment of existing licenses, approvals, permits and contracts; frequent and significant changes in taxation policies; restrictions on the use and trade of foreign currency. Governments in certain jurisdictions often intervene in the country’s economy, and at times even introduce significant changes to policy and regulations. Changes in the policies governing the food, agricultural and industrial sectors or changes in political attitudes in the countries wherein we operate could adversely affect our operations or profitability. Our operations could be affected at various degrees by governmental regulations relating to production limitations, price controls, controls of export, currency transfer, product imports and supply, taxes and royalties, divesture of property, licenses, approval and permits, environmental issues, real estate claims by local residents, water use and workplace safety. Failure to comply with domestic laws, regulations and procedures may result in the loss, revocation or divesture of licenses, imposition of additional local oversight of activities or other interests. We are monitoring the developments and policies in emerging markets in which we operate, and regularly assess their effect on our operations; however, such developments cannot be accurately anticipated, which, insofar as they occur, could adversely and even materially affect our activity and/or profitability.

Risks Related to Our Industry

Sales of our fertilizer products are subject to the conditions in the agricultural industry

Most of our fertilizer products are sold to producers of agricultural produce. Fertilizer sales may be adversely affected as a result of a decline in agricultural produce prices or the availability of credit, or other events that cause farmers to plant less and consequently reduce their use of fertilizers. For example, periods of high demand, increasing profits and high-capacity utilization tend to lead to new investment in crops and increased production. This growth increases supply until the market is over‑saturated, leading to declining prices and declining capacity utilization until the cycle repeats. As a result, the prices and quantities of fertilizer products sold have been volatile. As potash and phosphate prices and quantities sold have a very significant influence on our business results, low prices and/or low quantities could cause our results of operations to fluctuate and, potentially, materially deteriorate.

The prices at which we sell our fertilizer products and our sales volumes could fall in the event of industry oversupply conditions, which could have a material adverse effect on our business, financial condition and results of operations. Alternatively, high prices may lead our customers to delay purchases in anticipation of lower prices in the future, thereby decreasing our sales volumes. These factors could materially and adversely affect our business, financial condition and results of operations.

In addition, government policies, and specifically, subsidy levels, may affect the number of agricultural crops and, as a result, sales of our fertilizer products. Generally, reductions in agricultural subsidies to the farmer or increases in subsidies to local fertilizer manufacturers in countries where we sell our products have an adverse effect on our fertilizer business. In addition, the ongoing trade dispute between the United States and China may also affect the sales of some of the Company’s products through continued imposition of existing tariffs or increased tariffs or other trade barriers that may negatively affect our sales directly and\or indirectly by affecting our customers’ business and operations, which could materially and adversely affect our business, financial condition and results of operations.

Finally, the agricultural industry is strongly affected by local weather conditions. Conditions such as heavy storms, long periods of drought, floods, or extreme seasonal temperatures could affect the local crop’s quality and yield and cause a reduction in the use of fertilizers. Loss of sales in an agricultural season in a target country as a result of weather‑related events can cause a loss of sales for the entire year.

ICL Group Limited 25

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

In addition, environmental regulations, significant changes in the USD against the NIS exchange rate and trade barriers may negatively affect our sales directly and\or indirectly by affecting our customers’ business and operations, which could materially and adversely affect our business, financial condition and results of operations.

ICL Group Limited 26

The Company’s magnesium activities may be subject to antidumping and countervailing duties on imports of magnesium that are imposed in order to protect the local producer in the target markets. If such duties are imposed, it may result in difficulties or inability to sell our magnesium products in these markets and thus negatively affect the Company's magnesium activities economic viability.

Securing the future of our phosphate mining operations at Rotem Israel depends on obtaining several approvals and permits from the authorities in Israel

Securing the future of our phosphate mining operations at Rotem Israel depends on obtaining several approvals and permits from the authorities in Israel, as follows:

•
Emissions permit under the Israeli Clean Air Act (hereinafter - the Law): In June 2021, the Company's emission permit was renewed by the Israeli Ministry of Environmental Protection (MoEP), until September 2023. The renewed permit reflects an updated outline of requirements. Postponement in the execution of a limited number of projects was granted within the framework of an administrative order under Section 45 of the Law, received in July 2021. Management still expects difficulties in meeting the execution schedules of a limited number of projects and accordingly continues to work with the MoEP to find a satisfactory solution regarding the timing of the investments, taking into account the impact of uncertainty surrounding Rotem Israel's activity, as far as the implementation of long-term projects is concerned.

•	Oron's lease agreement - The Company has been working to extend the lease agreement for Oron's plant area since 2017 by exercising the extension option provided in the agreement.

•
Phosphogypsum storage - In October 2021, a new Urban Building Plan was approved, the main objectives of which are to regulate areas for phosphogypsum storage reservoirs. According to the new Plan, the Company is required to obtain building permits involving permit fees. Due to the ambiguity of the guidelines regarding the fee's calculation, there is a difficulty in estimating the future required outflows.

•
Energy production – In order to ensure the continuity of energy production in Rotem Israel, and in accordance with the policy of the Ministry of Energy and the Ministry of Environmental Protection, the Company is working to accelerate the completion of a project to replace existing energy production infrastructure at Rotem, which utilizes oil shale, with a natural gas-based steam boiler, so it will be completed before the existing mined reserves of oil shale are utilized.

•
Finding economically feasible alternatives for continued mining of phosphate rock in Israel – According to the Company's assessment of economic phosphate reserves in the existing mining areas and the estimated useful life of Rotem's phosphate rock reserves, which are essential for its production, is limited to only a few years. The Company is working to obtain permits and approvals which will provide an economic alternative for future mining of phosphate rock in Israel.

The Company is continuing its discussions with the relevant authorities, in order that the required approvals, permits and future phosphate rock resources are granted. The Company estimates that it is more likely than not that the said approvals, permits and future phosphate rock resources will be granted within a timeframe that will not materially impact the Company's results. Nevertheless, there is no certainty as to the receipt of such approvals, permits and future phosphate rock resources and/or the date of their receipt. Failure to obtain these approvals, permits and future phosphate rock resources, or a significant delay in receiving them can lead to a material impact on the Company's business, financial position and results of operations.

ICL Group Limited 27

Our operations are subject to a crisis in the financial markets

As a multinational company, ICL's financial results are affected by global economic trends, changes in the terms of trade and financing and fluctuations of currency exchange rates. A crisis in the financial markets could result in a reduction in the international sources of credit available for the purpose of financing business operations. The impact of such a crisis might be expressed in terms of availability of credit to us and our customers, as well as the price of credit. In addition, the volatility and uncertainty in the European Union affect our activities in this market.

The uncertainty surrounding the withdrawal of the United Kingdom from the European Union may materially and adversely affect our business

The United Kingdom (UK) officially left the European Union on January 31, 2020, while the transitional period ended on December 31, 2020. In December 2020, the UK and the European Union agreed to a trade and cooperation agreement (the “Trade and Cooperation Agreement”). The Trade and Cooperation Agreement took provisional effect from January 1, 2021, and provided for, among other things, zero-rate tariffs and zero quotas on the movement of goods between the UK and the European Union. However, the movement of goods between the UK and the remaining member states of the European Union is subject to additional inspections and documentation checks, leading to possible delays at ports of entry and departure. Beginning January 1, 2022, the UK implemented new full customs declarations controls that apply to all goods imported from the EU (except the Republic of Ireland) to the UK. Additional procedures relating to the imports of goods from the EU to the UK are scheduled to take effect in July, September and November of 2022. Such anticipated changes to the trading relationship between the UK and the European Union could result in the increased cost of goods imported into and exported from the UK and may decrease the profitability of our UK and other operations.

The uncertainty and unpredictability concerning the UK’s future laws and regulations (including financial laws and regulations, tax and free trade agreements, immigration laws and employment laws) as well as its legal, political and economic relationships with Europe following its exit from the European Union may continue to be a source of instability in international markets, create significant currency fluctuations or otherwise adversely affect trading agreements or similar cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise) for the foreseeable future. The long-term effects of Brexit will depend on the implementation of the Trade and Cooperation Agreement and any future agreements (or lack thereof) between the UK and the European Union and in particular, any potential changes in arrangements for the UK to retain access to EU markets. Brexit could result in adverse economic effects across the UK and Europe. Adverse consequences such as reduced consumer spending, deterioration in economic conditions, volatility in exchange rates, and prohibitive laws and regulations could materially and adversely affect our business, financial condition and results of operation.

ICL Group Limited 28

As a leading global specialty minerals company, the nature of our activities means that we are inherently exposed to hazards relating to materials, processes, production and mining

We are subject to hazards inherent in chemical manufacturing and the related storage and transportation of raw materials, products and waste. These hazards include explosions, fires, mechanical failures, remediation complications, chemical spills and discharges or releases of toxic or hazardous substances. During our mining operations, particularly underground mining, additional hazards may occur, such as high levels of temperature requiring proper ventilation of the mine, high levels of dust which negatively affect the mining operation, flooding of the mine and others. These hazards can cause severe damage to or destruction of property and equipment, environmental damage, personal injury and loss of life and may result in suspension of operations and the imposition of civil or criminal penalties.

Our manufacturing facilities contain sophisticated manufacturing equipment. In the event of a major disruption in the operations of any of this equipment, we may not be able to resume manufacturing operations for an extended period. The occurrence of material operating problems at our facilities may have an adverse and even material effect on us, during and after the period of such operational difficulties, and expose us to significant liabilities and costs, dependent on the continued operation of our production facilities. For example, a malfunction in the operation of the dredger as part of the salt harvesting activity in DSW, designed to maintain a fixed brine volume at Pond 5, could harm, and even materially so, the production capacity of extracted minerals, and thereby adversely and materially affect our operations.

For further information, see “Item 4 – Information on the Company — B. Business Overview —Regulatory and Environmental, Health and Safety Matters”.

Accidents occurring during our industrial and mining operations and failure to ensure the safety of workers and processes, could adversely affect our business

Various occupational hazards are inherent in our industrial and mining operations. Thus, our operations require that we take special precautionary measures to maintain a safe and healthy work environment. To ensure the safety of workers and others in the Company's facilities, we are subject to strict occupational health and safety standards, prescribed by local, national and international laws, regulations and standards. Additionally, we are exposed to operational risks associated with industrial or engineering activities, such as maintenance problems or equipment failures.

Failure to implement, or a deviation from our safety measures and standards, or failure to prevent or appropriately respond to a safety-related incident, or other operational risks may result in personnel injuries or fatalities, production shutdowns, disruption of operations and significant legal and financial liabilities. The occurrence of material safety incidents at our facilities could have a material adverse effect on us, and we may be exposed to substantial liabilities and costs under such circumstances.

For further information, see “Item 4 – Information on the Company — B. Business Overview —Regulatory and Environmental, Health and Safety Matters“.

ICL Group Limited 29

As a leading global specialty minerals company, we are exposed to various legislative, regulatory and licensing restrictions in the areas of environmental protection and safety. Related compliance costs and liabilities may adversely affect the results of our operations

As a leading global specialty minerals company, we are significantly affected by the legal provisions and licensing regime in the areas of environmental protection and safety. Recent years have been characterized by a substantial increase in the stringency and enforcement of legal provisions and regulatory requirements in these areas; the cost of adjustment to and compliance with such regulatory changes, including the technological complexity of such adjustment and compliance with standardization requirements, have all shown a significant upward trend. For example, in Israel, emission permits are issued under the Israeli Clean Air Law. In order to comply with the emission permits received in connection with some of our operations in Israel, we are required to make significant capital investment over the next few years. Failure to comply with these requirements may have an adverse effect on our operations, business and results of operations.

Legislative and regulatory changes around the world may prohibit or restrict the use of our products, due to environmental protection, or health and safety considerations. Standards adopted in the future may affect us and change our methods of operation. Furthermore, some of our licenses, including business licenses and mining licenses, are for fixed periods and must be renewed from time to time. Renewal of such licenses is not certain and may be made contingent on additional conditions and significant costs. Difficulties in obtaining such licenses could have an adverse effect on our operations, business and results of operations. For further information, see "Securing the future of the phosphate mining operations at Rotem Israel depends on obtaining several approvals and permits from the authorities in Israel” above, “Item 4 – Information on the Company — B. Business Overview —Regulatory and Environmental, Health and Safety Matters”, “B. Business Overview —Business Licenses and Other Permits” and Note 18 to our Audited Financial Statements.

Current and future laws and regulations regarding climate change and greenhouse gas (GHG) emissions, as well as the physical impacts of climate change, may affect our operations and businesses

Over the past few years, climate change and GHG emissions have been of increasing concern worldwide. Current and future legislation and regulations governing climate change and GHG emissions are transition risks in the short term and beyond. Carbon taxes and cap-and-trade-emissions schemes are increasingly viewed in global jurisdictions as a way of pricing carbon – a key policy driver for GHG emissions reductions. These policies and regulatory levers will increasingly result in additional financial costs to the Company, which may lead to a material impact on the Company's business, financial position and results. Currently, this risk impacts two of ICL Europe's sites, ICL Iberia is affected as a participant in the EU-ETS Emissions Trading System and ICL Boulby become subject to the UK Emissions Trading Scheme as of January 1, 2021.

There is considerable uncertainty over the future cost of allowances and the manner in which they will be allocated. Revisions to the EU ETS published in 2021 also include proposals for the introduction of a Carbon Border Adjustment Mechanism (CBAM), designed to prevent carbon leakage from the EU. The UK Government is considering implementing a similar mechanism. Both of these financial instruments will increase the purchase price that our customers will need to pay for our products. In Israel, a new carbon tax is planned for implementation in 2023. China also initiated a national emission trading scheme in 2017. YPH in China, is one of the Company's largest production sites but currently, this trading scheme does not include the business sector relevant to this site. However, the existing range of business sectors is likely to expand in the future. There has not been an indication of upcoming carbon taxes/trading schemes in the US states where ICL operates, but this too could change in the future, as concerns regarding climate change increase. Consequently, it is expected that, in the short-term, ICL will need to purchase more carbon allowances at higher prices through these specific programs than we have done historically. At the same time, we also anticipate we will incur additional capital costs for energy and emissions reduction measures as carbon taxes increase the costs of supplied materials in the ICL value chain.

ICL Group Limited 30

In addition to legislative, regulatory, business and market impacts related to climate change, there may also be significant physical effects of climate change. These effects nay result in both ‘acute’, short term events and chronic, longer term impacts including changes in weather patterns, such as, water shortages or changes in water quality, changes to sea and temperature levels, increases in the intensity of storms, changes in availability of natural resources and damage to facilities or equipment some of which have been experienced at ICL facilities.

Physical risks have the potential to financially disrupt operations, upstream raw material supply and downstream distribution of our products to our customers. Climate change is expected to increase the frequency and likelihood of acute, extreme weather events such as floods. ICL’s Dead Sea facilities, for example, are located in an area that has already been impacted by severe floods in the past. Another example indicating the beginning of a chronic change is the low water levels in the Rhine River in Germany, a key transport route, which in 2018, experienced water levels too low for transport barges to operate, The ICL Ludwigshafen site, which is located on the banks of the Rhine river, may be affected as it uses freight boats to carry phosphate rock into the site and phosphate fertilizers produced at the site to customers. An increase of these occurrences may be attributable to climate change.

The potential impact of climate change and associated laws and regulations on the Company's operations and business, and those of our customers and suppliers, is uncertain. The cost of adjustment to and compliance with legislative and regulatory changes regarding climate change and GHG emissions, and adjustments to the physical impacts of climate change, could materially and adversely affect our business, financial condition and results of operation. Apart from implementing physical measures to deal with extreme weather conditions, ICL has acquired insurance to provide some degree of protection from some financial losses resulting from natural disasters.

For further information, see “Item 4 - Information on the Company— B. Business Overview—Regulatory and Environmental, Health and Safety Matters”.

Due to the nature of our operations, we are exposed to administrative and legal proceedings, both civil and criminal, including as a result of alleged environmental contamination caused by certain of our facilities

From time to time we are exposed to administrative and legal proceedings, both civil and criminal, including as a result of alleged environmental contamination caused by certain of our facilities. It should be noted that the Company may be exposed to criminal proceedings, fines and significant impairment of the operation of our facilities as a result of failing to meet the requirements of our emissions permits including the provisions of the Israeli Clean Air Law, and particularly, regarding the scope of current and future requirements as prescribed by the Israeli Ministry of Environmental Protection respecting the implementation of the this law’s provisions at the Company’s plants in Rotem Israel, as well as compliance with the timeframes for implementation of such requirements. In addition, examinations and investigations of our facilities conducted by enforcement authorities may result in administrative and legal proceedings.

Furthermore, from time to time we are exposed to claims alleging physical or property damage which may cause us financial harm.

ICL Group Limited 31

Some of our manufacturing or marketing activities (and sometimes transportation and storage as well) entail safety risks that we attempt to minimize but are unable to eliminate. In various countries, including Israel and the United States, legislation exists that can impose liability on us irrespective of our actual intent or negligence. Other laws impose liability on defendants jointly and severally, and sometimes retroactively, and therefore can cause us to be liable for activities executed jointly with others and at times solely by others. We may also be found liable for claims related to land treatment where mining operations and other activities were conducted, even after such activities have ceased.

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

We are exposed to the risk of third‑party and product liability claims

We are also exposed to risk of liability related to damage caused to third parties by our operations or by our products. We have third‑party liability insurance for damages caused by our operations and for product liability. However, there is no certainty that this insurance will fully cover all damage for such liability. Moreover, sale of defective products by us might lead to a recall of products by us or by our customers who had used our products. In addition, the sale of defective products, as well as damage caused to third parties by our activities or our products may harm our public image and reputation and, as a result, materially and adversely affect our business, financial condition and results of operation.

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

ICL Group Limited 32

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

Risks Related to Our Operations in Israel and/or to the Company being an Israeli Company

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

ICL Group Limited 33

We conduct operations in Israel and therefore our business, financial condition and results of operations may be materially and adversely affected by political, economic and military instability in Israel and its region

Our headquarters, some of our operations, and some of our mining facilities are located in Israel and many of our key employees, directors and officers are residents of Israel. Accordingly, political, economic and security conditions in Israel and the surrounding region may directly affect our business. Since the establishment of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could materially and adversely affect our business, financial condition and results of operations and could also make it more difficult for us to raise capital. Recent political uprisings, social unrest and violence in various countries in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria, are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries and has raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.

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

ICL Group Limited 34

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

In recent years we have seen a significant rise in the filing of class actions in Israel against public companies, including derivative actions against the company, its executives and Board members

In recent years we have seen a significant rise in the filing of class actions and derivative actions in Israel against companies, executives and Board members. While the vast majority of such claims are dismissed, companies like ICL are forced to increasingly invest resources, including monetary expenses and investment of management attention due to these claims. This state of affairs could adversely affect the willingness of our executives and Board members to make decisions which could have benefitted our business operations. Such legal actions could also be taken with respect to the validity or reasonableness of the decisions of our Board of Directors.

ICL Group Limited 35

Risks Related to Our Ordinary Shares

We have one key shareholder who is our controlling shareholder. This controlling shareholder may influence decision making with which other shareholders may disagree

As of December 31, 2021, the Israel Corporation Ltd. (“Israel Corp.”) holds the controlling interest in the Company.

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

The existence of a Special State Share gives the State of Israel veto power over transfers of certain assets and shares above certain thresholds, and may have an anti‑takeover effect

The State of Israel holds a Special State Share in our Company and in some of our Israeli subsidiaries. The Special State Share entitles the State of Israel, among other things, to restrict the transfer of certain assets and some acquisitions of shares by any person that would become a holder of specified amounts of our share capital. Because the Special State Share restricts the ability of a shareholder to gain control of our Company, the existence of the Special State Share may have an anti‑takeover effect and therefore depress the price of our ordinary shares. Furthermore, the existence of the Special State Share may prevent us from realizing and developing business opportunities that may come across. To the best of the Company’s knowledge, during the second half of 2018, an inter-ministerial team was established, headed by the Ministry of Finance, whose purpose is, among other things, to regulate the authority and supervision in respect of the Special State Share, as well as reduce the regulatory burden. In January 2019, the work of this team was put on hold until further notice due to the dissolution of the Knesset and lack of permanent Government. As at the date of the report, the Company is unable to estimate the implications of this process on the Company, if any, but it is possible that the introduction of an additional array of regulatory provisions, coupled with strict enforcement, may increase the uncertainty in the management of company operations relating to natural resources in Israel and may have a material adverse effect on our business, our financial condition and results of operations.

ICL Group Limited 36

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

Shareholders may be diluted by the future issuance of additional ordinary shares, among other reasons, for purposes of carrying out future acquisitions, financing needs, and also as a result of our incentive and compensation plans

As at the date of this Annual Report, we have approximately 173 million NIS 1 par value (approximately $56 million) shares authorized but unissued. We may choose to raise substantial equity capital in the future to acquire or invest in businesses, products or technologies and other strategic relationships and to finance unanticipated working capital requirements to respond to competitive pressures. The issuance of any additional ordinary shares in the future, or any securities that are exercisable for or convertible into our ordinary shares, will have a dilutive effect on our shareholders as a consequence of a reduction in percentage ownership.

For example, as at the date of the report, there are about 12 million outstanding options for our ordinary shares that were issued under our incentive and compensation plan. For further information, see Item 6 - Directors, Senior Management and Employees— E. Share Ownership.

ICL Group Limited 37

We may not be able to maintain our dividend payment

The Company's dividend distribution policy is that the Company’s dividend distribution rate will be up to 50% of the annual adjusted net profit. In addition, dividends will be paid as declared by the Board of Directors and may be discontinued at any time. All decisions regarding dividend distributions are made by the Board of Directors, which considers various factors including our profits, investment plans, financial position and additional factors as it deems appropriate. Dividend payments are not guaranteed, and our Board of Directors may decide, in its exclusive discretion, at any time and for whatever reason, not to pay dividends, to reduce the rate of dividends paid, to pay a special dividend, to modify the dividend payout policy or to adopt a share buyback program.

Our ordinary shares are traded on different markets which may result in price variations

Our ordinary shares have been traded on the Tel Aviv Stock Exchange (TASE) since 1992 and have been listed on the New York Stock Exchange (NYSE) since September 2014. Trading in our ordinary shares on these markets occurs in different currencies (U.S. dollars on the NYSE and NIS on the TASE) and occurs at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

The Company has a history of quarterly fluctuations in the results of its operations due to the seasonal nature of some of its products and its dependence on the commodities markets. Revenues below seasonal norms may disappoint investors and result in a decline in our share price

We have experienced, and expect to continue to experience, fluctuations in our quarterly results of operations due to the mix of products we sell and the different countries in which we operate. Our sales have historically been stronger in the second and third quarters of each year. In the past year, the COVID epidemic flattened seasonality and we are witnessing changes in seasonal patterns which are reflected in high off-season demand as a result of governments’ food security strategies and the like, which increases uncertainty regarding future seasonality fluctuations. If, for any reason, our revenues are below seasonal norms, we may not be able to recover these sales in subsequent periods and our annual results of operations may not meet expectations. If this occurs, the market price of our ordinary shares could decline.

ICL Group Limited 38

Item 4 – INFORMAION ON THE COMPANY

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

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

ICL was established in Israel in 1968 as a government-owned and -operated company in Israel and operates as a limited liability company under the laws of Israel. In 1975, the shares of certain companies (including, among others, ICL Dead Sea, ICL Rotem, Dead Sea Bromine, Bromine Compounds and Tami) were transferred to ICL. In 1992, following a decision of the Israeli government to privatize ICL, the State of Israel published its tender prospectus, 20% of the Company's shares were sold to the public and its shares were registered for trading on the Tel‑Aviv Stock Exchange (TASE). Prior to our public share issuance, a Special State Share in our company and our main Israeli subsidiaries was issued to the State of Israel (for further details regarding the terms of the Special State Share, see “Item 10 - Additional Information— B. Memorandum, Articles of Association and Special State Share”). In 1995, the State of Israel sold its controlling interest in the Company (representing approximately 24.9% of our shares) to Israel Corporation Ltd., a publicly traded company on the TASE (ILCO), which was controlled at that time by the Eisenberg family. A majority of the ordinary shares, held by the State of Israel, were sold during the following years. In 1999, the Ofer Group acquired the Eisenberg family’s shares in Israel Corporation. In 2000, the State of Israel ceased to be a stakeholder in terms of holding any of our ordinary shares, but it retained its Special State Share In September 2014, we listed our shares on the New York Stock Exchange, and they are currently traded in Tel Aviv and in New York.

As of December 31, 2021, Israel Corporation Ltd. holds approximately 44.76% of our outstanding ordinary shares and approximately 45.62% of the shareholders' voting rights.

ICL Group Limited 39

The following is a list of significant acquisitions and divestitures over the last several years:

•
In January 2021, we completed the acquisition of Agro Fertiláqua Participações S.A., one of Brazil's leading specialty plant nutrition companies, and in July 2021, we acquired the South American Plant Nutrition business of Compass Minerals América do Sul S.A. (hereinafter - ADS).

•	In July 2021, we completed the sale of Jiaxing ICL Chemical Co. Ltd (ICL Zhapu), which was part of our Industrial Products segment to China Sanjiang Fine Chemicals Company Limited.

•	In May 2020, we completed the sale of Hagesüd Interspice Gewürzwerke GmbH, including related real-estate assets, to Solina Corporate SAS.

•
In February 2020, we completed the acquisition of Growers Holdings, Inc., an innovator in the field of process and data-driven farming. For further information see "Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, etc. – Research and Development".

•	In March 2018, we completed the sale of our fire safety and oil additives businesses, for $1,010 million.

For information about our principal capital expenditures during the last three fiscal years, see “Item 5 - Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Principal Capital Expenditures”.

B. BUSINESS OVERVIEW

Company Overview

ICL Group Ltd. is a leading global specialty minerals company. The Company creates impactful solutions for humanity’s sustainability challenges in global food, agriculture and industrial markets. The Company leverages its unique bromine, potash and phosphate resources, its professional employees, and its strong focus on R&D and technological innovation, to drive growth across its end markets. The Company’s operations are organized under four segments: Industrial Products (Bromine), Potash, Phosphate Solutions and Innovative Ag Solutions.

Our principal assets include:

•	Access to one of the world’s richest, longest‑life and lowest‑cost sources of potash and bromine (the Dead Sea).

•	A potash mine and processing facilities in Spain.

•	Bromine compounds processing facilities in Israel, the Netherlands and China.

•
A unique integrated phosphate value chain that extends from phosphate rock mines in Israel and in China to value‑added downstream products produced in facilities located in Israel, Europe, the United States, Brazil and China. Our specialty phosphates serve the food industry by providing texture and stability solutions to the meat, meat alternatives, poultry, sea food, dairy and bakery markets, as well as numerous other industrial markets, such as metal treatment, water treatment, oral care, carbonated drinks, asphalt modification, paints and coatings and more.

ICL Group Limited 40

•	Polysulphate® resources in the United Kingdom.

•
Customized, highly effective specialty fertilizers that provide improved value to the grower, as well as essential nutrition for plant development, optimization of crop yields and reduced environmental impact.

•	A focused and highly experienced team of technical experts that develop production processes, new applications, formulations and products for our agricultural and industrial markets.

•
A strong crop nutrition sales and marketing infrastructure that optimizes distribution channels of commodity, specialty and semi-specialty fertilizers by leveraging its commercial excellence, global operational efficiency, region-specific knowledge, agronomic and R&D capabilities, logistical assets and customer relationships.

•
Research & Development and Innovation:  We benefit from our proximity to Israel’s global-leading high-tech and agri-tech eco-system, as well as our vast agronomy and chemistry knowledge that we have accumulated over decades. Our extensive global R&D infrastructure includes 26 R&D and Innovation centers around the world that employ 300 highly experienced personnel who have obtained 770 patents in 220 patent families. ICL's R&D unit supports the development of new, innovative products, applications and formulations for each of our operating segments through internal research, employee ideation and collaborative research with third parties.

•	An extensive global logistics and distribution network with operations in over 30 countries.

•	The acquisitions of Fertiláqua and ADS have helped position ICL as the leading specialty plant nutrition company in Brazil.

For the year ended December 31, 2021, we generated total sales of $6,955 million, operating income of $1,210 million, adjusted operating income of $1,194 million, net income attributable to the shareholders of the Company of $783 million and adjusted net income attributable to the shareholders of the Company of $824 million. See "Item 5 – Operating and Financial Review and Prospects – A. Operating Results – Results of Operations".

Sales by the Industrial Products segment totaled to $1,617 million and operating profit attributable to the segment totaled to $435 million, sales by the Potash segment totaled to $1,931 million and operating profit attributable to the segment totaled to $399 million, sales by the Phosphate Solutions segment totaled to $2,432 million and operating profit attributable to the segment totaled to $307 million, and sales of the Innovative Ag Solutions segment totaled to $1,245 million and operating profit attributable to the segment totaled to $121 million.

For a breakdown of sales and a geographic market by segments, see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results– Segment Information”.

ICL Group Limited 41

Markets and Industries

General

Our integrated business model is mainly structured around three mineral value chains – bromine, potash and phosphate. These minerals are the main raw materials for most of the value-added downstream products in our Company’s portfolio. Our operations are organized under four reporting segments: Industrial Products (bromine), Potash, Phosphate Solutions and Innovative Ag Solutions (IAS). The first three segments represent a specific value chain, and we are a leader in each of these segments – either in terms of market share or cost competitiveness.

Our Industrial Products segment primarily operates the bromine value chain, which includes elemental bromine and bromine compounds for various industrial applications. This segment also operates several complementary businesses, mainly phosphorous-based flame retardants and additional Dead Sea minerals for the pharmaceutical, food, oil and gas, and de-icing industries.

The Potash segment operates our potash value chain and includes primarily potash fertilizers, as well as Polysulphate®-based fertilizers. The magnesium business, a byproduct of potash production, is also reported under this segment.

The Phosphate Solutions segment is primarily based on our phosphate value chain. It includes specialty phosphate salts and acids for various food and industrial applications, as well as commodity phosphates, which are used mainly as fertilizers.

The fourth segment, IAS, currently includes our specialty fertilizers business. We are focused on expanding and strengthening our Innovative Ag Solutions offerings, by maximizing its existing capabilities and agronomic expertise. Our stated strategy calls for expansion and global diversification through opportunistic M&A and, accordingly in 2021, we completed the acquisitions of Fertiláqua, a Brazilian specialty crop nutrition company, and the South American Plant Nutrition business from Compass Minerals (now known as ICL America do Sul or ADS). Both acquisitions have helped position ICL as the leading specialty plant nutrition company in Brazil and balance segment seasonality.

ICL Group Limited 42

Industrial and Food Markets

Our Industrial Products segment and specialty phosphates business serve various industrial and food markets.

Industrial Products

Bromine, a member of the halogen family, is found naturally in seawater, underground brine deposits and other water reservoirs, such as the Dead Sea. Bromine concentration and extraction methods vary depending upon the source.  The lower the concentration of bromine in the brines, the more difficult and expensive it is to extract. The Dead Sea, which spans Israel and Jordan, is the world’s premier source of bromine and accounts for approximately half of global supply. The Dead Sea is also the most competitive source of bromine, as it has the highest concentration, which means the least amount of water must be extracted and evaporated to produce bromine, resulting in lower energy costs.

ICL's bromine solutions are found in numerous products and make consumer goods safer and industrial production more efficient and sustainable. The largest commercial use of bromine is in flame retardants, which are used by the electronics and components, automotive, building and construction, and furniture and textiles end-markets. Bromine and its derivatives are also used in various other industrial applications, including rubber production, oil and gas drilling, water purification, and in the pharmaceutical and food industries.

ICL Group Limited 43

Demand for products manufactured by our Industrial Products segment is driven by population growth, improved standards of living, greater environmental and safety awareness, and an increased focus on cost effective industrial production. Increased regulation and environmental awareness also drive demand for polymeric and reactive bromine and phosphorus-based flame retardants, which are considered more environmentally friendly. Despite strong demand patterns in 2021 – driven by the post COVID-19 industrial impact, tight supply and the related supply chain challenges - ICL estimates long-term bromine demand is relatively stable and expects market growth to be primarily linked to the above-mentioned market drivers.

The supply side has tightened, as Chinese producers have significantly decreased their bromine production over the past few years, due to resource depletion, increased environmental-related regulatory pressure, and the reduced availability of land for bromine production. This shift, combined with a shortage of economically viable bromine resources globally, has resulted in price increases related to tight supply and demand.

Specialty Phosphates

Our specialty phosphates business is part of our Phosphate Solutions segment and is focused on developing products for the food and industrial end-markets. These products are centered around the Company's vertical integration into phosphate rock and fertilizer-grade phosphoric acid, also known as green phosphoric acid, which undergoes a chemical process to become purified phosphoric acid, also referred to as white phosphoric acid (WPA). As part of its value-add proposition, we produce and market purified acids and phosphate salts, in addition to commodity phosphates.

In the food industry, phosphate salts are used as functional food ingredients and provide texture and stability solutions for the processed meat, poultry, seafood, dairy, beverage, and bakery industries. On the industrial side, ICL's specialty phosphates are found in water and metal treatment supplies, cleaning and construction materials, cola beverages, oral care, paints and coatings, and more.

As part of its food specialties business, ICL developed its proprietary ROVITARIS® alternative protein technology for the meat alternatives market.  By using ROVITARIS®, food manufacturers can create plant-based meat alternatives, which are virtually indistinguishable from their traditional meat counterparts and are allergen free. On December 2, 2021, ICL announced it opened a new 10,000-square-foot alternative-protein production facility in St. Louis, Missouri. At full capacity, the new facility will produce more than 15 million pounds of plant-based meat substitute for use by food companies, food-service distributors, restaurants and grocery chains.

According to our estimates, ICL holds a leading position in specialty phosphates in Europe, North America and Latin America, with approximately 24% market share in total. Additionally, demand for purified phosphoric acid - a key raw material for water soluble fertilizers - is expected to continue to increase, driven by rapid growth in fruit and vegetable consumption and changing agricultural production systems. Similarly, phosphate salts – used in processed meats, cheeses and baked goods – have seen increased consumption in developing countries.

ICL Group Limited 44

Consumer demand for different food products has changed dramatically over the past several decades, driven by higher income per capita, demographic shifts and lifestyle changes. Longer working hours, changing family structures, increased awareness of nutrition and health issues, and access to a broader variety of food products, have resulted in growing demand for more sophisticated, protein-enriched, unprocessed (clean label) and non-allergenic (free from) food products with improved flavor, texture and appearance. An increasingly longer supply chain and consumer awareness of food waste also drives the demand for longer shelf‑life and food stability. These trends drive long‑term demand for food additives, such as phosphate derivatives and phosphate and protein formulations.

For 2022, we expect to increase our food-grade WPA production at our YPH in China, in order to serve local food and industrial applications markets. We also expect to increase our battery grade MAP sales to the rapidly growing lithium iron phosphate (LFP) battery market in China.

Agriculture Markets

Fertilizers

Our potash and phosphate commodity fertilizers, FertilizerpluS and specialty fertilizers businesses serve agriculture markets worldwide.

Fertilizers serve an important role in global agriculture by providing vital nutrients to increase both the crop yield and quality. Nitrogen, phosphorus and potassium (N, P and K) constitute the three major nutrients required for plant growth, and there are no artificial substitutes for potassium and phosphorous. Although these nutrients are naturally found in soil, they are depleted over time by farming, which can lead to declining crop yields and land productivity. To replenish these nutrients, farmers must apply fertilizers.

Each of these three nutrients plays a different role in plant development and helps crops achieve their growth potential. Potassium and phosphorus are vital for the plant’s physiological processes, including strengthening cereal stalks, stimulating root development, promoting leaf and fruit health, and accelerating the growth rate of crops. Potassium also enhances a plant’s ability to withstand drought and cold, improves the efficient use of nitrogen and other nutrients necessary for plant development, and improves the durability of agricultural products in storage and transportation, thereby prolonging shelf life.

Short term demand for fertilizers is volatile and seasonal and affected by factors, such as the weather in the world’s key agricultural growing regions, fluctuations in planting main crops, agricultural input costs, agricultural product prices and developments in biotechnology. Some of these factors are influenced by various countries’ government subsidies and environmental regulations or by the lines of credit granted to farmers or to producers of agriculture inputs. In addition, currency exchange rates, legislation and international trade policies have an impact on the supply, demand and level of consumption of fertilizers worldwide. Nevertheless, the common perception, reinforced by the 2020 outbreak of COVID -19, is that the policy of most countries is to ensure an orderly and high-quality supply of food for their population and, to this end, they encourage local agricultural production. To achieve this goal, most countries classified the fertilizer industry as essential, excluding it from Covid-19 restrictions and lockdowns. Therefore, we expect the long-term growth trend in the fertilizers market will be maintained.

Global fertilizer demand is also driven by the supply/demand balance for grains and other agriculture products markets, which impacts prices. Supply of agriculture products is influenced by weather, planted areas and input usage, while demand is primarily influenced by population growth and dietary changes in the developing world:

ICL Group Limited 45

Population and Income Growth per Capita. Historically, growth in global fertilizer consumption has been closely correlated to the growth of the world’s population, which is expected to grow from 7.8 billion in 2021 to 9.7 billion by 2050, according to the Food and Agriculture Organization of the UN (FAO). Currently, developed countries use fertilizers more intensively than developing countries and, therefore, produce crops at much higher yields. Economic growth in emerging markets supports food demand and, as a result, fertilizer use. In addition, growth in income per capita in developing markets is resulting in a shift to more protein‑rich diets through higher meat consumption - which requires larger quantities of grain for their growth – thus leading to an increased demand for seeds used in animal feed. According to estimates published by the International Monetary Fund (IMF), GDP per capita in emerging markets and developing economies (current prices) is expected to grow by 7.2% and 6.4% in 2022 and 2023, respectively.

Declining Arable Land per Capita.  As the world’s population grows, mainly in cities, farmland per capita decreases and more food production is needed from each acre of farmland, which requires increased yield per planted area. Based on data provided by the FAO, the amount of arable land per capita is expected to decrease from 0.21 hectares per person to 0.18 hectares between 2022 and 2050. New arable land is available only in limited quantities and is concentrated mainly in Brazil. Therefore, the only viable path to increased crop production is through a yield increase in developing regions – mainly in China, India, Russia, Africa and Central America.  This can be achieved by optimizing the use of fertilizers - especially improving the balance in the use of potash, which is underutilized versus the use of nitrogen fertilizers - together with improved water availability and better seeds. According to the FAO, world crop production will increase by 23.7% between 2021 and 2050, with most of the growth expected to be attributed to increase in yields.

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

Stocks are an important market variable, represent inventories at a point in time, and reflect the balance between supply and demand. The stock-to-use ratio also indicates the level of carryover stock for any given commodity, as a percentage of the total demand or use. High stock-to-use ratios indicate more supply is available, generally leading to lower prices.  Conversely, low stock-to-use ratios indicate a tight supply situation and higher prices.

This ratio can also be used to indicate whether current and projected stock levels are critical or plentiful. By comparing the current year's stock-to-use ratio with years when carryover stocks were below normal – as well as years when carryover stocks were above normal – will help provide an estimate as to the direction of the price trend, as well as the probable extent of price changes.

During 2021, average prices of corn, soybean and wheat increased by 60.4%, 45.2%, and 41.1%, respectively, while the average price of rice declined by 2%. These increases occurred due to the lingering impact of COVID-19 and the related global concerns regarding food security, especially in China. Good agricultural fundamentals supported the increase in grain prices, mainly in Brazil, where farmers faced high barter ratios. The WASDE report, published by the USDA in January of 2022, further supports the above and showed a decrease in the expected ratio of the global grain inventories to annual consumption, to 28.4% for the 2021/22 agriculture year, compared to 29.2% for the 2020/21 agriculture year, and 30.5% for the 2019/20 agriculture year.

ICL Group Limited 46

Specialty Agriculture

Specialty fertilizer markets are estimated to be growing at a CAGR of 5% to 7% from 2020 to 2025, depending on the market segment (Luclntel, 2021), which is faster than the conventional fertilizer market. Farmers use specialty fertilizers to meet the needs of specific crops, soil types and climates, to achieve more efficient and effective fertilization and to maximize yield and quality. Specialty fertilizers allow for more precise application of the critical foundations for plant development and are generally used for specialty crops (such as fruits and vegetables, greenhouses and horticulture), and in recent years, usage has also expanded to larger specialty field crops. The global increase in the demand for food is expected to drive a related increase in the use of specialty fertilizers. These fertilizers include enhanced efficiency fertilizers, such as controlled release fertilizers (CRF), which allow for precision in the release of nutrients over time, and delayed or slow-release fertilizers (SRF), which allow for a very slow release of nutrients (nitrogen and potassium only).  Other enhanced efficiency fertilizers include liquid fertilizers, integrated in irrigation systems and in herbicides, and fully water-soluble fertilizers, which are most commonly used for fertilization by means of drip irrigation systems and foliar spraying.

ICL Group Limited 47

The expected market growth of specialty fertilizers is supported by the following global trends:

The need for an increase in yield and crop quality

Enhanced efficiency fertilizers, which include CRFs, increase the quality and yield of crops through more efficient crop uptake of nutrients. Many specialty-fertilizer field trials in specific growing regions have already demonstrated the benefits of using new fertilizer technologies and, as a result, the enhanced efficiency fertilizers category is rapidly growing globally.

Regulatory pressure and environmental trends

Environmental regulations can impose restrictions on the level of nutrient usage. This results in a movement towards more efficient nutrient solutions, such as CRFs, water-soluble fertilizers or biostimulants.

As an example of such restrictions, under its ‘Zero Growth Fertilizers 2020’ plan, China promoted new fertilization technologies, including the use of controlled release fertilizers and fertigation, among other initiatives. Another regulatory example is the EU Nitrate Directive, which sets a limit on the amount of nitrates that may be found in the water supply. Specialty fertilizers, such as CRFs, can optimize the availability of nitrogen to the crop, thereby reducing nitrate levels. The EU also announced a new fertilizer regulation, which is expected to come into force in July 2022, aimed at developing a more circular economy and at facilitating the development of innovative solutions, such as biostimulants, while also improving the global safety of fertilizers. The EU also announced a ‘Farm to Fork’ strategy with several ambitious targets, including a reduction in fertilizer nutrient loss while simultaneously maintaining existing soil fertility, as well as a target calling for 25% of the EU’s agricultural land to be organically farmed by 2030.

New Grower Practices

Grower practices can have a substantial impact on the growth of the specialty fertilizers market. Fertigation usage is growing, since applying fertilizers via fertigation systems is much more efficient when using specialty fertilizers. Ongoing improvements in agricultural technology have resulted in an increase in the usage of drip irrigation and an increase in demand for liquid and water-soluble fertilizers.

All of the above factors are expected to contribute to an increase in long-term demand for specialty fertilizer solutions.

ICL Group Limited 48

 Competitive Strengths

We attribute our business strength to the following competitive advantages:

•
Unique portfolio of mineral assets. Access to these assets provides us with a consistent, reliable supply of raw materials, allows for large scale-production, and supports our integrated value chain of specialty products.

Israel

Dead Sea: We benefit from access to the Dead Sea - one of the world’s most abundant, enduring and cost-efficient sources of potash and bromine. The Company’s access to these resources is based on an exclusive concession from the State of Israel for extraction of minerals from the Dead Sea. ICL’s production facilities at the Dead Sea enjoy lower production costs compared to underground potash mining operations or bromine extracted from resources with lower mineral concentration. The Dead Sea has high mineral concentration and virtually unlimited supply, and ICL’s unique solar evaporation production process is less energy intensive. Furthermore, the Dead Sea’s hot and dry climate allows ICL to store large amounts of potash outdoors at a low cost. This advantage enables ICL to operate its potash facilities at full production capacity, despite periodic fluctuations in demand, and to react faster in periods of higher demand. In addition, ICL benefits from lower transportation and logistics costs compared to competitors and has a faster time to market, due to the geographic proximity of its facilities to seaports and Israel’s location to its main geographical markets - especially the rapidly‑growing markets of India, China and Brazil. While ICL benefits from these advantages, it incurs other infrastructure‑related costs in connection with harvesting salt from Pond 5. For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations”.

Negev Desert: Our access to phosphate rock is the foundation for the Company's sizeable downstream and vertically integrated specialty phosphate business. We mine and process phosphate rock from three open‑pit mines in the Negev Desert under mining licenses from the State of Israel.

China

We also operate an open pit mine in Haikou, China, using conventional methods, under a phosphate mining license issued in July 2015 by the Division of Land and Resources of the Yunnan district in China.

The majority of our phosphate rock production in China (and Israel) is used internally to manufacture phosphate fertilizers and fertilizer-grade and pure phosphoric acid, with the balance sold to third parties. Our phosphate assets are the base of our vast and diversified specialty phosphates product portfolio and are used in industrial applications, as well as food additives and specialty fertilizers.  These offerings provide additional value to ICL while reducing our exposure to the volatility in the commodity markets. See “Item 3 - Key Information— D. Risk Factors— Our mineral extraction operations are dependent on concessions, licenses and permits granted to us by the respective governments in the countries in which we operate”.

ICL Group Limited 49

United Kingdom

We are currently the only global producer of polyhalite, a unique and organic resource used as fertilizer and naturally consisting of potassium, sulfur, calcium and magnesium, which ICL markets under the name Polysulphate.  Unlike blended or compound fertilizer, Polysulphate is available in its natural state and is mined, crushed, screened and bagged, with no additional chemical separation or other industrial processes.  It is also soluble, easily absorbed and a cost-effective answer to crop nutrition, and has the lowest carbon footprint available globally.

Spain

We hold licenses to mine potash and salts from underground mines with vast resources in Spain. In the first half of 2021, we completed a project to consolidate two existing mines and processing facilities into one complex, which operates via a ramp instead of a shaft.  This change has increased the mine’s capacity and is expected to contribute to lower costs. The project also expanded the complex’s processing capacity, along with other improvements, including the construction of a new terminal in the Port of Barcelona, which was completed in early 2020.

•
Diversification into higher value‑added specialty products leverages our integrated business model. The Company’s integrated production processes are based on a synergistic value chain which allows us to both efficiently convert raw materials into value‑added downstream products and to utilize the by‑products. For example, in phosphates, we utilize backward integration to produce specialty phosphates for the food industry and for industrial applications. These businesses benefit from higher growth rates, higher margins and lower volatility compared to commodity phosphates. In addition, as a by‑product of the potash production at the Dead Sea, we generate brines with the highest bromine concentration globally. Our bromine‑based products serve various industries such as the electronics, construction, oil and gas and automotive industries.

•
Leading positions in markets with high barriers to entry. ICL has leadership positions in many of the key markets in which it operates. It is the clear leader in the bromine market, with 40% of market capacity, or approximately one third of global production, as well as most of the excess capacity in the market. In the potash market, our Dead Sea operations have a leading competitive position and, according to CRU, the Dead Sea is among the most competitive potash suppliers to China, India and Brazil. ICL also has the largest market share in specialty phosphates, in the combined markets of North America, Europe and Latin America and is the sole producer of Polysulphate®. ICL has leadership positions in additional product lines, such as phosphorous-based flame retardants, PK fertilizers in Europe, and soluble phosphate‑based fertilizers.

Most of our businesses rely on natural resources, which are scarce and concentrated in the hands of a few market participants. ICL’s exclusive concessions, intellectual property – including unique knowledge, technologies and patents for various products and applications – and our world‑wide marketing and distribution network, combined with high industry start‑up costs for new market entrants, add further significant barriers to entry.

•
Strategically located production and logistics assets. We benefit from the proximity of our facilities, both in Israel and Europe, to developed economies (Western Europe) and emerging markets (such as China, India and Brazil). In Israel, we ship from two seaports: the Port of Ashdod (with access to Europe and South America) and the Port of Eilat (with access to Asia, Africa and Oceania). Access to these two ports provides us with two distinct advantages versus our competitors: (1) lower plant ‑to‑port, ocean freight, and transportation costs from our ports to our target markets, which lower our overall cost structure; and (2) faster time to markets, due to our proximity to end‑markets, which allows us to opportunistically fill short lead‑time orders and strengthen our position with our customers.

ICL Group Limited 50

•
Strong cash generation and closely monitored capital allocation approach. A continuous focus on cash generation and the optimization of capital expenditures (CAPEX) and working capital – as well as the implementation of efficiency measures – enabled us to generate operating cash flow of $1,065 million in 2021, an increase of 32% compared to 2020. ICL's capital allocation approach balances its long‑term value creation through investments in its growth, with its commitment to providing a solid dividend yield, while aiming to maintain an investment grade rating of at least BBB- by S&P and Fitch. In February 2020, the Company’s Board of Directors resolved to extend our dividend policy of a payout ratio of up to 50% of annual adjusted net income, until further notice. In respect to 2021 adjusted net income, the Company declared total dividends in the amount of $411 million, reflecting a dividend yield rate of approximately 4.57% (based on the average share price for the year). See “Item 8 - Financial Information— A. Consolidated Statements and Other Financial Information— Dividend policy”.

•
Professional expertise and culture of collaboration and determination. Our operations are managed by an international management team with extensive industry experience. ICL develops leaders with strong experience in their fields and focuses on nurturing and empowering talent through a global platform of qualification, collaboration and communication, in order to drive change and innovation within the Company.

Our Strategy

Our strategy is to strengthen or achieve a leadership position in each of our segments - either in terms of market share or cost competitiveness – and to grow our businesses while creating shareholder value. We do this by leveraging our unique assets and strategic locations; by maximizing our knowledge of agronomy, chemistry and customer requirements; and through our access to Israel’s leading innovation and technology ecosystem. We have identified several growth engines, including:

Agriculture – We intend to build global leadership by developing and expanding our portfolio of essential and advanced crop nutrition products, digital solutions and integrated services, enabling farmers to increase yields and provide for the ever-growing nutritional needs of the world. Our growth in agriculture is driven by innovation, investment in increasing capacity and M&A, and it is supported by the increasing demand for organic fertilizers, micronutrients and bio stimulants, focusing on growing markets.

Food – We expect to capitalize on the alternative protein market potential, by focusing on food technologies and innovation, and by increasing capacity for food grade solutions. Growth will be achieved both organically and through M&A.

Industrial – We intend to strengthen our global leadership in the bromine market by capitalizing on new market opportunities and by continuing to focus on longer-term bromine compounds contracts. In addition, growth will be supported through expanded R&D and business development activities for new and sustainable bromine applications.

Our Company’s integrated business model creates significant operational synergies, which are derive from the combination of our attractive assets and broad value‑added solutions. Over the years, we have developed a balanced portfolio to support long‑term stability and growth.

ICL Group Limited 51

To drive internal commercial synergies, optimize the distribution of our commodity, specialty and semi-specialty fertilizers, and in order to better realize the growth potential of our crop nutrition business, we consolidated our crop nutrition sales and marketing infrastructure in 2020, This has created a unified commercial-facing platform for agriculture end-markets. This new operating model, which is managed on a regional basis, serves to enable us to achieve commercial excellence, increase the efficiency of our global operations and better leverage region-specific knowledge, agronomic and R&D capabilities, logistical assets, and customer relationships.

Industrial Products

ICL’s global leadership in the bromine industry is driven by our focus on delivering value to our customers rather than increasing volume. We are able to generate more value by leveraging our unique assets and know-how. The Company also employs targeted innovation, for the development of new applications, such as new bromine and phosphorus-based flame retardants, magnesia and salt products, as well as other solutions. ICL continues to leverage its unique logistical advantages and unparalleled experience related to the safety and environmental aspects of its bromine business. Following strategic long-term contracts signed during 2019, the segment has built new compound facilities to increase its production capacity, mainly for TBBA. The new TBBA facility has been running in full capacity since the beginning of 2021.

Potash

ICL leverages its well-positioned and unique potash assets, as well as our logistical advantages, to be among the three most competitive suppliers in our key target markets, including Brazil, Europe, India, South-East Asia and China. Our cost competitiveness is driven by the Company’s lower logistics costs due to our facilities’ proximity to both ports and customers. The Company also strives to continuous optimization of its potash production processes and capacity potential at ICL Dead Sea and ICL Iberia (through the consolidation of sites and the completion of the ramp connecting the Cabanassas mine with the Suria plant), to reduce costs and increase efficiency utilizing its capacity potential. At ICL Boulby, the Company focuses on ramping‑up the production of Polysulphate and developing the market for this unique fertilizer as the world's first and sole supplier. ICL also strives to optimize synergies of producing magnesium with its potash and bromine operations at the Dead Sea.

Phosphate Solutions

ICL is a global leader in providing phosphate-based solutions to the industrial, food and agriculture end-markets. Our strategy is to continue to grow in these markets by increasing our focus on specialty phosphate solutions, while enhancing customer relationships, and leveraging our backward integration into the phosphate resources of ICL Rotem in Israel and YPH in China, and our extensive know-how and innovation capabilities. We continue to optimize our production capabilities to support the growth and margin expansion of our specialty phosphate products and solutions. During 2021, we entered the fast-growing Electric Vehicles (EV) market segment through the sale of phosphate-based raw materials for the production of lithium iron phosphate LFP batteries in China and we expect to grow this business in the coming years by increasing production capacity, adding global R&D collaborations and by developing additional innovative solutions. On December 2, 2021, ICL opened a new 10,000-square-foot alternative-protein production facility in St. Louis, Missouri. At full capacity, the new facility will produce more than 15 million pounds of plant-based meat substitute for use by food companies, food-service distributors, restaurants and grocery chains.

ICL Group Limited 52

Innovative Ag Solutions

ICL strives to create global leadership for Innovative Ag solutions by enhancing its global positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, by targeting high growth markets such as Latin America, India and China. We leverage our unique R&D capabilities and seek M&A opportunities, as we work to expand our broad product portfolio of specialty plant nutrition products, including controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers, slow-release fertilizers (SRF), straights (MAP/MKP/PeKacid), organic fertilizers, micronutrients, biostimulants, soil conditioners, adjuvants, seed treatment and growing media, to drive additional growth. We are also developing a service portfolio focused on creating global and regional agri-professional based solutions, by leveraging digital innovation.

As part of the Company's strategy to grow its specialty plant nutrition business organically and through M&A, in 2021, we completed the acquisitions of Fertiláqua, a Brazilian specialty plant nutrition company, and the South American Plant Nutrition business from Compass Minerals (ADS). Both acquisitions helped position ICL as the leading specialty plant nutrition company in Brazil.

Culture

ICL fosters a ’Business Culture of Leadership‘, which focuses on creating a leading and sustainable work environment, with a strong commitment to all stakeholders. Culture at ICL, means placing safety as the Company’s top priority and making every effort and investment to achieve top-tier safety results. Culture at ICL, also means operating with a clear commitment to the environment, even beyond regulatory compliance. We strive to be an Employer of Choice by strengthening the Company’s value proposition to employees and by promoting ICL’s core values. We also foster an innovation-driven culture, which leverages our technology and know-how, to better serve our customers and increase their loyalty. To ensure we live up to our values, culture at ICL also means accountability, transparency and top-tier corporate governance.

Innovation

As part of our strategic focus to enhance customer value through innovation, we are developing a service portfolio focused on creating global and regional agri-professional based solutions, by leveraging digital innovation.

•
In 2021, we established Agmatix, an agro-informatics start-up that creates data-driven solutions for ag professionals worldwide. Agmatix has developed a cutting-edge platform that uses agronomy data science and advanced AI technology to convert agronomic data into actionable insights at the field level. Agmatix aims to compensate the challenge of data standardization in order to dramatically increase crop yield, and quality, and to promote sustainable agriculture.

•
In July 2021, we launched ‘ICL Planet Startup Hub’, a foodTech and agriTech accelerator, aimed at offering ICL’s knowledge, experience, market access, and resources to startups operating within and adjacent to ICL’s core areas of expertise. ICL Planet Startup Hub’s first investment was a $1 million series A investment in Protera, an AI-driven start-up designing and developing new proteins and providing for a wide range of plant-based sustainable solutions to the alternative protein market.

ICL Group Limited 53

•
As part of our effort to expand our global Food Specialties portfolio and to focus the development of healthier and more sustainable food products, the Company launched a new alternative-protein fiber production facility in St. Louis in December 2021. The facility will produce plant-based protein fibers to be used in the production of meat substitute products sold by food companies, food-service distributors, restaurants and grocery chains

•
During 2021, we also expanded our specialty products offerings by producing a mono ammonium phosphate battery grade MAP solution for the production of LFP batteries, destined for electric vehicles and other energy storage uses. The Company also collaborates with research and academic institutes to advance LFP technology.

•
In February 2020, ICL acquired Growers Holdings, Inc. ('Growers'), an innovator in the field of process and data-driven farming, to help further enhance our digital service offerings and accelerate our global development roadmap. The Growers platform collects and structures manual and machine-generated farm data, instantly creating agile and return-focused plans for planting, fertilization and purchasing decisions.

•
Our strong commitment to foster an innovation-driven culture is also reflected by the establishment of an internal innovation accelerator, designed "Business Innovation for Growth" (BIG), aimed to optimally leverage the experience, knowledge and ingenuity of our approximately 12,000 employees worldwide. This integrated ideation platform also provides a structured evaluation process, professional support and resources for developing the ideas raised by employees and enables them to create a meaningful business impact. Since the program’s launch in January 2020, ICL employees submitted more than 3,000 ideas across various areas of ICL’s businesses, including new applications and products, production optimization and debottlenecking, implementation of Industry 4.0 technologies, introduction of new business models, service improvement and enhancement, supply chain optimization, digitalization of manual business processes, adoption of more sustainable production and operational process, sustainable products development and waste to product projects and much more. Out of the ideas submitted to date, more than 930 have become fully funded projects, of which nearly 600 were completed by the end of 2021. These projects have made an outstanding contribution to ICL's current and future profits, as well as to many other aspects of the Company’s business, including commercial and service excellence, operational excellence, suitability, safety, employee satisfaction and other qualitative aspects.

Capital Structure

Our growth initiatives will be supported by our strong financial position. We are focused on maintaining our solid capital structure and generating funds for future growth, by preserving our financial leverage at investment grade levels and improving the maturity profile of our debt portfolio. The Company also works to optimize capital expenditures and working capital and to implement cost efficiencies.

ICL Group Limited 54

Segment Information

ICL is a leading multinational Company that operates mainly in the areas of fertilizers and specialty minerals, through four segments – Industrial Products, Potash, Phosphate Solutions and Innovative Ag Solutions.

Industrial Products Segment

Our Industrial Products segment produces bromine out of a solution as part of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. Industrial Products is also engaged in the production and marketing of phosphorous-based products. In addition, the segment produces several magnesia, calcium carbonate and salt products.

In 2021, the sales of the Industrial Products segment totaled $1,617 million (including sales to other segments), an increase of 29% compared to 2020. Sales by the Industrial Products segment constitute approximately 23% of ICL’s total sales, a decrease of 2% compared to 2020. The segment's operating income totaled $435 million, an increase of 44% compared to 2020. The Industrial Products segment's operating income constituted approximately 36% of ICL’s adjusted operating income, a decrease of 23% compared to 2020. For further information see "Item 3 – Key Information – A. Selected Financial Data – Adjusted to reported operating and net income (non-GAAP financial measures)" and “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Results of Operations”.

ICL Group Limited 55

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

Industrial solutions – Elemental bromine, bromine compounds and phosphorus compounds are used in a number of industries worldwide, such as: rubber, pharmaceuticals, electricity, agro and polyester (in production of plastic fabrics and bottles). Clear brine fluids are used for balancing pressure in the oil and gas drilling industry. Bromine‑based biocides are used for treating industrial water.

Specialty minerals – Specialty minerals include magnesia, calcium carbonate and salt products. The main applications of magnesia products are dietary supplements and pharma, oil and fuel additives, catalysts and many other small applications. The calcium carbonate main applications are dietary supplements and pharma. The salts include sodium chloride, magnesium chloride and KCl which are mainly used for the food industry, deicing (MgCl2) and various industrial applications. Due to the uniqueness and high quality/purity of our products, most of our sales are to niche markets.

The following table sets forth the principal products of the Industrial Products segment, as well as their primary applications and end‑markets:

Sub-business line	Product	Primary Applications	Primary End‑Markets
Flame retardants	Bromine-, phosphorus and magnesium-Based Flame Retardants	Plastic, building materials and textile production	Electronics, automotive, building and construction, furniture and textiles
Industrial solutions	Elemental Bromine	Chemical reagent	Tire manufacturing, pharmaceuticals and agro
	Phosphorus-based industrial compounds	Fire resistant fluids in turbines & power generation hydraulic systems and phosphorus-based inorganic intermediates	Power plants and agro
	Organic Bromine Compounds	Insecticides, solvents for chemical synthesis and chemical intermediates	Pharmaceuticals and agro
	Clear Brines	Oil and gas drillings	Oil and gas
	Merquel	Mercury emission control	Emission control in coal‑fired power plants
	Bromine‑Based Biocides	Water treatment and disinfection	Cooling towers, paper plants and oil and gas drillings
Specialty minerals	Magnesia Products	Pharma and Supplementals, transformer steel, catalysts, fuel and oil additives.	Supplementals, multivitamins, transformer steel, automotive rubber and plastic, health care
	Calcium Carbonate	Supplementals and pharma	Supplementals and pharma
	Solid MgCl2, KCl	Deicing, food, oil drilling, pharma	Deicing, sodium replacement, KCl for drugs. multivitamins, oil drilling companies, small industrial niche markets

ICL Group Limited 56

Industrial Products also develops innovative products and new applications for existing products. New products introduced in recent years include, among others, TexFRon® 4002 (a polymeric flame retardant product for textiles), bromine compounds for energy storage (a wide range of products used in bromine-based flow batteries), VeriQuel®R100 (a phosphorus-based reactive flame retardant for rigid polyisocyanurate and polyurethane spray foam), our innovative Bromoquel (replacing ammonia and other chemicals as more flexible and effective treatment in case of bromine leakage), VeriQuel® F series (phosphorus-based active flame retardants for flexible polyurethane), CareMag® D (a new natural raw material for deodorants), PolyQuel® P100 (polymeric phosphorus‑based flame retardant for high end epoxy printed circuit boards) and Phosphorus Acid of 80% concentration, which enables customers to improve productivity and yield.

Production

Our Industrial Products segment's major manufacturing facilities are located in Israel (production of bromine, bromine compounds, magnesia and salts products), the Netherlands (bromine compounds), Germany (phosphorus compounds), France (magnesia and calcium carbonate-based products), the United States (phosphorus compounds) and China (bromine compounds).

ICL Group Limited 57

The Industrial Products segment's principal manufacturing plants and marketing companies are set forth in the map below:

In 2021, ICL produced approximately 182 thousand tons of elemental bromine out of potential annual maximum production capacity of approximately 280 thousand tons. Approximately 74% of the elemental bromine produced is used internally for the production of bromine compounds.

Following the signing of several strategic long-term agreements in 2019, we increased capacity of several major bromine compounds, including production at our new TBBA plant at our Neot Hovav site in Israel. Further capacity increases are ongoing in various implementation stages. Moreover, we are increasing our Bromine Isotanks fleet to meet growing market needs.

During 2021, the Industrial Products segment ceased operations at two of its production sites in China. In July 2021, we completed the sale of Jiaxing ICL Chemical Co. Ltd. (ICL Zhapu) and in October 2021, we shut down our LYG plant following a request by the Chinese authorities to either relocate the plant or shut it down. Authorities asked to conduct additional land survey. Once it complete, the compensation will be finalized.

ICL Group Limited 58

Competition

ICL Industrial Products is the world's largest manufacturer of elemental bromine. Based on internal estimates, in 2021 ICL and its two main competitors, Albemarle and Lanxess, accounted for the majority of the worldwide production of bromine. Chinese and Indian production accounted for most of the remainder of global production from various sources, including, brine produced from wells, seawater and desalinization plants. Chinese supply is decreasing mainly due to continued depletion of brine wells, along with stricter enforcement in recent years by the Chinese authorities of regulations related to safety and ecology in the chemical industry. Due to these trends, favorable conditions have developed in the Chinese bromine and bromine compounds market.

Lanxess and Albemarle produce bromine primarily from underground brine sources in the United States. Albemarle also has a joint venture with a Jordanian company to produce bromine and bromine compounds on the Jordanian side of the Dead Sea, sharing the same source of raw materials with ICL. Lanxess purchases bromine and some other bromine compounds from our Industrial Products segment under a long‑term contract.

The main barrier to entry into the bromine and bromine compound market is access to an economically viable source of bromine in a sufficiently high concentration. In addition, the bromine business requires complex logistics, including special containers (Isotanks) for the transportation of bromine. The need for these logistics presents a barrier of entry to competitors into the global bromine trade.

In the phosphorus‑based flame retardants market, competition is mainly from Chinese manufacturers operating in their local market and in markets outside China, mainly Europe and the United States. The Chinese manufacturers have access to a source of high‑quality, low‑cost phosphorus, which improves their ability to compete in this market. However, several limitations of the Chinese authorities affect the production and the competitive position of Chinese phosphorus-based flame retardants producers.

The segment benefits from the following competitive advantages:

The Dead Sea operations offer the world’s highest bromine concentration, while our bromine compounds facility at Neot Hovav, Israel, is the largest worldwide. As a result, the segment's relatively low production cost of elemental bromine gives it a competitive advantage. An additional competitive advantage, deriving from ICL’s complex logistics system, which includes the largest Isotanks fleet in the world. In addition, the segment operates worldwide marketing, sales and supply chain network, a range of high‑quality products and a technical support system that works closely with our customers, providing a good competitive position in its target markets.

ICL Group Limited 59

Raw Materials and Suppliers

The principal raw materials used by our Industrial Products segment for the manufacturing of its end products are bromine, chlorine, phosphorus and magnesia. The production process also uses significant amounts of water and energy. The segment produces a significant portion of its raw materials through operations to extract Dead Sea minerals. For further information on the extraction operations, see “Item 4 - Information on the Company— D. Property, Plant and Equipment— Mineral Extraction and Mining Operations”.

Bromine is produced from the end brines (salt solutions) that are a by‑product of the process of production of potash. The brine is pumped into ICL Industrial Products’ plant in Sodom, where bromine is produced in an oxidation process using chlorine and steam.

Chlorine is produced by electrolysis of sodium chloride and as a by‑product of the metal magnesium production process of Dead Sea Magnesium Ltd. (“Dead Sea Magnesium”). The electrolysis facility and the magnesium plant are located next to the bromine production facility in Sodom. The sodium chloride used in the electrolysis process is also a by‑product of the potash production in Sodom.

Industrial Products uses elemental bromine to manufacture bromine compounds at its facilities in Israel, the Netherlands and China. The remainder of the bromine is sold to third parties. Most bromine compounds are manufactured by a chemical process involving bromine together with a range of other raw materials, of which the largest is Bisphenol A, used to manufacture the bromine-based flame retardant TBBA. Furthermore, the Industrial Products segment purchases many other raw materials that are required to produce its various products.

ICL Group Limited 60

Elemental phosphorus (P4) is produced in a roasting process from ores, originating mainly in Central Asia (Kazakhstan), the United States and China. The Industrial Products segment uses elemental phosphorus to produce phosphorus compounds at its factories (mainly phosphorous based flame retardants). The basic phosphorus compound, POCl3, is manufactured in a chemical process that combines phosphorus, chlorine and oxygen. The reaction of this compound with a variety of other raw materials (such as Propylene Oxide) creates commercial phosphorus compounds.

Industrial Products uses magnesium chloride brine to manufacture magnesia products at its Mishor Rotem facilities in Israel and MgCl2 flakes and pellets at its facilities in Sodom Israel. In addition, the Industrial Products segment uses KCl from our Potash segment to manufacture pure and industrial grades of KCl in Sodom.

Industrial Products maintains raw‑material inventories in quantities that take into account the projected level of production based on consumption, supply dates, distance from the supplier and other operational and logistic considerations.

As part of our strategy to increase its energy consumption from renewable energy sources, the Company has signed several contracts for the installation of PV panels at its production sites, which will gradually occur from 2022 onward.

ICL Group Limited 61

Sales, Marketing and Distribution

Industrial Products’ principal markets are the United States, Western Europe, China, Japan, and Taiwan. Industrial Products sells its products primarily through a network of marketing companies, while a smaller portion of sales is conducted through agents and distributors throughout the world. Commissions are paid to agents in accordance with the sector's customary practice. Approximately half of our sales in the Industrial Products segment are conducted via long‑term agreements with an initial term of one year or more. Nevertheless, the Industrial Products segment also sells its products via current orders, close to the date of supply.

Industrial Products’ policy is to maintain adequate inventory levels, which varies from product to product, to ensure orderly supply to customers in light of the customers’ distance from the production centers and their demand for inventory availability while optimizing inventory storage costs. Therefore, a portion of finished product inventories are held in storage facilities in destination countries.

Industrial Products extends credit terms to its customers according to its credit policy. Sales are generally covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

Seasonality

Industrial Products’ operations are not characterized by seasonal fluctuations. However, sales of some of its products do fluctuate between seasons. Agricultural products are characterized by relatively high sales in the second and third quarters. Biocides for swimming pools are characterized by relatively lower sales in the fourth quarter. MgCl2 for de‑icing sales are characterized by relatively higher sales in the first and fourth quarters. The aggregate impact of these diverse seasonal differences on the Industrial Products segment is not significant.

Natural Resources Tax in Israel

The Law for Taxation of Profits from Natural Resources in Israel became effective on January 1, 2016, with respect to our Bromine operation. For further information, see Note 15 to our Audited Financial Statements.

ICL Group Limited 62

Potash Segment

Our Potash Segment produces and sells mainly potash, salt, Polysulphate®, magnesium and excess electricity. Potash is produced in Israel and Spain, using an evaporation process to extract potash from the Dead Sea in Israel and conventional mining from an underground mine in Spain. At our ICL Boulby mine in the UK, the Company produces Polysulphate®, which is composed of sulphur, potash, calcium and magnesium. Our FertilizerpluS product line is based mainly on Polysulphate®. The segment also includes a magnesium products line which produces pure magnesium and magnesium alloys, as well as chlorine and sylvinite. In addition, the segment sells salt that is produced in its potash and Polysulphate® underground mines in Spain and the UK. Our Company operates a power plant in Sodom which supplies electricity to ICL companies in Israel (electricity surplus is sold to external customers) and steam to all the facilities at the Sodom site.

In 2021, the sales of the Potash segment totaled to $1,931 million (including sales to other segments), an increase of 43% compared to 2020. Total sales of the Potash segment constituted approximately 28% of ICL's total sales, an increase of 1% compared to 2020. The segment's operating income totaled $399 million, an increase of 233% compared to 2020. The segment's total operating income constituted approximately 33% of ICL’s adjusted operating income, an increase of 10% compared to 2020. For further information, see "Item 3 – Key Information – A. Selected Financial Data – Adjusted to reported operating and net income (non-GAAP financial measures)" and “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Results of Operations”.

Potash

Products

Potash is the common name for potassium chloride, which is the most common source of potassium for plants and one of the three essential nutrients for plant development. Potash assists in protection of plants from disease and damaging agents, helps them to adapt to different weather conditions, regulates plant water levels, strengthens the plant stems and strengthens the plant's ability to absorb nourishing substances. We sell potash for direct application as a fertilizer and to compound fertilizer manufacturers.

Production

Potash is produced from the Dead Sea and from an underground mine in Spain. The potash production process in Israel is based on extracting carnallite. The carnallite, which is a compound of potassium chloride (KCl) and magnesium chloride mixed with sodium chloride (NaCl), precipitates in some of the largest solar evaporation ponds in the world, which contain brines drawn from the Dead Sea. The carnallite is transferred to the plants where a chemical and physical process breaks down the carnallite crystal into potash using two distinct parallel technologies, cold crystallization and hot leach. Potash production in Spain is conducted in an underground mine extracting sylvinite, a mixture of potash (KCl) and salt (NaCl) with varying potash concentrations. The potash is separated from the salt by a flotation process in the production plants situated near the mine.

The principal production facilities of the Potash business include its plants in Israel and Spain.

ICL Group Limited 63

The manufacturing plants, distribution centers and marketing companies of the potash business are set forth in the map below:

In 2021, our Potash business produced approximately 4.5 million tons of potash. Our potential annual production capacity of potash, after completion of the expansion of our Spanish mine will be about 5 million tons. The potential production capacity of our various plants is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day, other than a few days for annual planned maintenance and renovations. Actual production is usually lower than the potential production capacity due to unplanned downtime, special maintenance operations, non‑availability of raw materials, market conditions, and unexpected events.

Production-related developments throughout the Potash business:

Israel

Following ICL Dead Sea's record potash production in 2020, the segment successfully maintained a similar production level and produced 3,900K tons, while breaking the annual production record of granular potash with production of 1,858K tons.

ICL Group Limited 64

Spain

Up to June 2020, ICL Iberia, our subsidiary in Spain, operated two potash production centers in Suria and Sallent. As part of an efficiency plan, in June 2020, ICL Iberia consolidated its activities into one site by means of expanding the Suria production site and discontinuing the mining activity at Sallent. In addition, in 2021, we successfully completed the excavation of the ramp connecting the Cabanasses mine with the Suria plant, including the installation of operational equipment and infrastructure.

The consolidation of the facilities and the ramp project are expected to increase our production capacity to an expected annual running rate of approximately 1 million tons by the second half of 2022, while lowering cost per ton, and to reach a level of up to about 1.3 million tons per year in the future, following completion of additional necessary adjustments in surface production facilities.

Salt - In 2015, ICL Iberia and AkzoNobel Industrial Chemicals B.V. (currently known as Nobian Industrial Chemicals B.V., or Nobian) signed a partnership agreement to market high-quality vacuum salt and pure potash. High purity vacuum salt is used in a variety of applications in various industries, such as the chemicals industry (for instance in electrochemical companies), the leather and textile industries, the food and feed industries, and for water treatment applications. Following disputes between the Company and Nobian, in October 2021, an agreement was signed to terminate the partnership, under which the Company will pay a net amount of approximately $17 million for Nobian's holding in Sal Vesta (51%), Nobian’s share in a joint venture (SOPAA) and for the net settlement of all additional disputes between the parties.

Collector - As part of the potash production process, salt is produced as a by-product which is treated using a collector that transports it from ICL Iberia's sites to the sea. In view of the obsolescence of the current facility, located between the ICL site and Abrera (located around 50 km from our site and 40 km from Barcelona), the Generaltat de Catalunya will construct a new collector which will secure the future operations of our production sites, will enable an increase in capacity and improve our treatment of the existing salt. In April 2021, the Company signed an agreement with the Catalan Water Agency for the construction and operation of the Collector. The main highlights of the agreement include, among other things, the way in which the project will be managed, the financing aspects of the project, the definition of project costs and the determination of the operational maintenance mechanism, including usage costs. Based on the said agreement and the Spanish Water law, it was determined that ICL Iberia's share will be up to 90% of the project's cost (approximately $110 million), to be paid throughout the construction and operation period. The construction period is expected to extend over four years and the operation period is expected to be 25 years.

ICL Group Limited 65

Competition

The potash market is characterized by a relatively small number of manufacturers, some of whom export jointly. See “Item 3 - Key Information— D. Risk Factors— Our operations and sales are exposed to volatility in the supply and demand, mergers of key producers\customers\suppliers, expansion of production capacity and competition from some of the world’s largest chemical and mining companies”. The ability to compete in the potash market is dependent mainly on production costs and logistic capabilities. Moreover, there are high entry barriers for new players due to the significant investment and length of time required to establish potash operations. In addition, this industry requires appropriate concessions and proximity of production facilities to the mines.

ICL’s current significant competitors in the international potash market are Nutrien (Canada), Mosaic (USA), Belaruskali (Belarus), Uralkali (Russia), K+S (Germany), QSL (China), APC (Jordan), EuroChem (Russia) and SQM (Chile).

We believe our Potash business benefits from the following competitive advantages:

•	The relatively low average cost of potash production at the Dead Sea, using the sun as a solar energy source in the evaporation process.

•
Logistical advantages due to our geographical location, access to nearby ports in Israel and Europe and relative proximity to our customers, which are reflected in particularly competitive marine and overland shipping costs and delivery times.

•
Climate advantages due to the hot and dry climate of the Dead Sea that enable us to store, at very low cost, a large quantity of potash in an open area thereby allowing us to constantly produce at Sodom at full capacity, independent of fluctuations in global potash demand.

•	Our mine in Spain is one of the last mines in Western Europe, creating logistics advantages in supplying customers in Europe.

ICL Group Limited 66

Raw Materials and Suppliers

The Potash segment produces potash in Israel and Spain. Potash does not require additional chemical conversion to be used as a plant‑nutrient fertilizer. Nevertheless, it can also serve as a raw material in the production of certain specialty fertilizers.

The other primary utilities used by us to support our potash production are natural gas, electricity, industrial water and neutralization materials.

Sales, Marketing and Distribution

The primary markets of the Potash business are Brazil, China, India, Europe and USA. Our Potash segment sells its fertilizer products primarily via a network of ICL sales offices, and through agents around the world.

Most of our Potash sales are not made by means of contracts or long‑term orders but, rather, through current orders proximate to the supply date (except for annual agreements with customers in India and China). Accordingly, our Potash segment does not have a significant backlog of orders.

In the Indian and Chinese markets, it is customary to conduct protracted negotiations regarding potash contracts, partly through commercial entities related to the governments of those countries. In other markets, potash is usually imported by a larger number of customers. In these markets, we have trade relations with most of the major customers.

Potash prices are determined through negotiations between manufacturers and customers and are affected, mainly, by the relationship between market demand, available supply and the outstanding inventories among suppliers and customers, as well as the identity of the customer and the timing of the transaction. Prices for relatively long‑term contracts are not necessarily identical to the “spot” prices (current sale transactions).

In April 2021, ICL signed a contract with Indian Potash Limited (IPL), India’s largest importer of potash, to supply an aggregate 600,000 metric tons of potash, with mutual options for an additional 50,000 metric tons, to be supplied through December 2021. The agreed selling price in the contract is $280 per ton CIFFO Indian ports, $50 per ton above the previous contract. The contract is part of a five-year supply agreement signed in December 2018 between ICL and IPL. In November 2021, ICL reached an agreement with IPL to increase the selling price of 150 thousand tons of potash to be delivered to India in 2021 to $445 per ton CIFFO Indian ports.

On February 22, 2022, as part of the five-year supply agreements signed in December 2018, ICL signed a contract with IPL for the supply of an aggregate 600,000 metric tons of potash through December 2022. The agreed selling price is $590 per ton CIFFO Indian ports.

In February 2022, ICL signed framework agreements for supply of potash with its Chinese customers for the next three years (2022-2024). Prices for the quantities to be supplied according to the framework agreements shall be established in line with the prevailing market prices in China at the relevant date of supply. As part of these agreements, ICL has signed contracts to supply an aggregate amount of 700,000 metric tons of potash, with mutual options for additional 250,000 metric tons, to be supplied by the end of 2022. The agreed selling price in the contracts is $590 per ton.

For further information about trends affecting the segment, see Item 5 – "Operating and Financial Review and Prospects, Trends Affecting Potash Segment " to our 20F report.

Our Potash segment grants credit terms to its clients according to customary practices in their locations. The segment's credit sales are generally covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

ICL Group Limited 67

The Potash business transports potash from Israel and Spain as follows:

From Israel to overseas customers by ships (mainly in bulk), which are leased in the market and loaded using designated facilities at the port of Ashdod on the Mediterranean Sea and the port of Eilat on the Red Sea.

From Spain to local customers by trucks and overseas by ships, using designated facilities for bulk loading at the new port of Barcelona (Spain). In Israel, short mine-to-port distances and shorter shipping routes to emerging markets gives our Potash business a significant and unique advantage over our main competitors. For information regarding the new designated facility at the Barcelona port, see “Item 4 – Information on the Company— D. Property, Plant and Equipment— Logistics".

Seasonality

The seasonal nature of demand for our Potash business’ products is usually characterized by higher sales in the second and third quarters. The prolonged impact of the COVID-19 pandemic has changed this seasonal sales pattern, as governments around the world, especially in China, have adopted “Food Security” policies, which have supported high levels of crops’ demand and prices. The strong, global demand for grains has resulted in a continuous decline in grains stock-to-use ratio which, in turn, supports higher fertilizer demand and price levels, including potash.

Natural Resources Tax

The Law for Taxation of Profits from Natural Resources in Israel entered into effect on January 1, 2017, with respect to our Potash operations at ICL Dead Sea. For further information, see Note 15 to our Audited Financial Statements.

Additional products

The Potash segment produces and sells additional products, Polysulphate®, PotashpluS®, magnesium-based products, dehydrated carnallite, chlorine, salt produced in underground mines in the UK and Spain, vacuum salt produced in Spain, electricity surplus produced in Israel and others.

FertilizerpluS

FertilizerpluS is ICL's premium fertilizers line, based mainly on polyhalite (marketed by the Company as Polysulphate®) and other products. FertilizerpluS products, which include different compounds of phosphorus, sulphur, potassium, magnesium and calcium, are tailored for various types of soil and a wide range of crops and are intended to enhance crop value by improving yields and increasing fertilizer uptake. We produce our FertilizerpluS products through both our Potash and the Phosphate Solutions segments. See below a list of products that are included in the FertilizerpluS line.

Polyhalite is a mineral that is exclusively mined by ICL through our Potash segment in an underground mine (ICL Boulby), located in North Yorkshire in the UK, and is marketed under the brand name Polysulphate®. Polysulphate® is used in its natural form as a fully soluble and natural fertilizer, which is also used for organic agriculture, and as a raw material for the production of fertilizers. Polysulphate® is composed of sulphur (SO3 48%), potash (K2O 14%), calcium (CaO 17%) and magnesium (MgO 6%), which are essential components for the improvement of crops and agricultural products. Polysulphate® is the basis for many of our Company's FertilizerpluS products.

ICL Group Limited 68

The Company considers Polysulphate® a unique product for ICL, synergistic with our other raw materials for the purpose of developing downstream products. To develop downstream products, we are expanding the Polysulphate® market by means of, among other things, development of a wide variety of innovative Polysulphate®-based products.

In 2021, ICL's total sales of FertilizerpluS products amounted to $168.2 million (including sales of the Potash and the Phosphate Solutions Segments), constituting 2.4% of our total sales.

We believe that our FertilizerpluS product line benefits from the following competitive advantages:

•
Currently, we are the sole producer of Polysulphate® worldwide. Regarding an additional potential future producer of Polysulphate®, see “Item 3 – Key Information – D. Risk Factors – Our operations and sales are exposed to volatility in supply and demand, mergers of key producers\customers\suppliers, expansion of production capacity and competition from some of the world’s largest chemical and mining companies".

•	Our ability to increase production at a relatively low capital expenditure.

•	Polysulphate® and Polysulphate®-based fertilizers, customized to meet the needs of different crops and soil types, maximize yield and allow more precise and efficient applications.

•	Polysulphate® contributes to and follows the main market trends in the fields of increased nutrient-use efficiency, low carbon footprint and organic fertilizers.

Following are several examples of Polysulphate®-based products and additional products that are included in the FertilizerpluS line:

•
PotashpluS – a compressed mixture of Polysulphate® and potash. The product includes potassium, sulphur, calcium and magnesium. ICL continued the growth trend of PotashpluS throughout 2021 and plans to continue this trend in 2022.

•	PKpluS – a unique combination of phosphate, potash and Polysulphate ®. In 2021, the Company, through our Phosphate Solutions Segment, increased PKpluS sales and plans to continue this trend in 2022.

•	NPKpluS – a unique combination of Nitrogen, phosphate, potash and Polysulphate®. This product includes all 6 macro nutrients in one granule

•	Polysulphate premium – granulated uniform, robust spheres of natural, multi-nutrient Polysulphate fertilizer with smooth surface protects from abrasion, humidity or damage & gives consistent flow rate

•	NovaPhos – ensures an effective supply of slow-release phosphorus, calcium, magnesium and micronutrients for crops, specifically tailored for use in acidic soil.

•
NPS – a nitrogen-phosphate fertilizer compounded with sulphur, which provides exceptional effectiveness for the enhancement of a wide range of crops through the combination of these three nutrients in one product.

•	PK+Micronutrients – a tailor-made fertilizer, with precise micronutrient composition for the specific type of crop.

ICL Group Limited 69

In 2021, we produced approximately 789 thousand tons of Polysulphate®. The production of Polysulphate® in the UK is in the ramp-up stages and is expected to reach full production capacity towards the end of 2023. The current annual potential production capacity of Polysulphate® is above 1 million tons. The potential production capacity is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day, other than a few days for planned maintenance and renovations. Actual production is usually lower than the potential production capacity due to unexpected breakdowns, special maintenance operations, non‑availability of raw materials and market conditions.

Magnesium

The Potash segment includes magnesium production, operated by Dead Sea Magnesium Ltd., which is the largest magnesium producer outside China and the USA. The magnesium business producing, marketing and selling pure magnesium and magnesium alloys, as well as dry carnallite.

Magnesium is considered as the lightest structural metal. One of the main characteristics of magnesium is a higher strength-to weight ratio compared with other metals – mainly steel and aluminum. The main uses of magnesium are in the following industrial sectors: the aluminum sector, steel sector, and the casting sector of parts made of magnesium alloys (mainly for uses in the automotive industry).

Production of magnesium is based on the carnallite gathered from the Dead Sea. During the electrolysis process, the magnesium chloride present in the carnallite is separated into magnesium metal and chlorine gas.

Factors that can reduce the actual production are unexpected breakdowns, special maintenance operations, non-availability of raw materials and market conditions. The potential production capacity of our various plants is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day.

ICL Group Limited 70

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

In 2021, the sales of the Phosphate Solutions segment totaled $2,432 million (including sales to other segments), an increase of 25% compared to 2020. Total sales of the Phosphate Solutions segment constituted approximately 35% of ICL's total sales, a decrease of 4% compared to 2020. Total sales of Phosphate Specialties, in 2021, were $1,341 million, reflecting an increase of 18% compared to 2020. Total sales of Phosphate Commodities, in 2021, were $1,091 million, reflecting an increase of 34% compared to 2020. Segment operating income totaled to $307 million, an increase of 365% compared to 2020. Total segment operating income constituted approximately 26% of ICL’s adjusted operating income, an increase of 13% compared to 2020. The operating income of Phosphate Specialties, in 2021, totaled $155 million, reflecting an increase of 32% compared to 2020. The operating income of Phosphate Commodities in 2021, totaled $152 million, $203 million higher than the $51 million operating loss in 2020. For further information, see "Item 3 – Key Information – A. Selected Financial Data – Adjusted to reported operating and net income (non-GAAP financial measures)" and “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Results of Operations”.

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

ICL Group Limited 71

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

In addition, the segment supplies purified phosphoric acid to our Innovative Ag Solutions segment (IAS) and also produces milk proteins and whey proteins for the food ingredients industry.

The segment owns, develops and commercializes proprietary technologies that supports the production of allergen-free plant-based structured protein systems, called ROVITARIS®, targeting the fast-growth plant-based meat alternative market. Recently, the segment entered into several strategic contracts with suppliers and production partners in order to further expand and diversify the ROVITARIS® product portfolio to further meet consumer demand and strengthen ICL’s footprint in the meat alternative market. In December 2021, we opened a plant protein fiber production unit at our Carondelet, Missouri facility.

Moreover, our Phosphate Solutions segment, together with the Potash and IAS segments, produces and markets FertilizerpluS products. FertilizerpluS is our premium fertilizers line, based mainly on polyhalite (marketed by the Company as Polysulphate®) and other products. For further information, see “Item 4 - Information on the Company— B. Business Overview— Potash Segment”.

Production

The Phosphate Solutions segment has a developed production setup that includes phosphate rock mining, along with production and purchase of different grades of phosphoric acid, and production of specialties products and commodities at different facilities around the world.

Phosphate rock is mined and processed from open pit mines that located in the Negev Desert in Israel and in Yunnan province in China. The Phosphate Solutions segment produces sulphuric acid, green phosphoric acid and phosphate fertilizers at its facilities in Israel and China. The segment also operates facilities to produce phosphate fertilizers in the Netherlands and Germany, as well as animal‑feed additives in Turkey. The segment's specialty products are manufactured at its facilities in Germany, United States, Israel, Brazil, China, UK, Argentina and Australia. These facilities enable the segment to produce customer-specific solutions that meet the requirements of different markets. Additionally, the segment produces milk and whey proteins for the food ingredients industry at its facility in Austria.

ICL Group Limited 72

The Phosphate Solutions segment's principal manufacturing plants, distribution centers and marketing companies are set forth in the map below:

Current annual potential production capacity is as follows: approximately 4.4 million tons of phosphate rock, approximately 2.7 million tons of phosphate fertilizers, approximately 1.3 million tons of green phosphoric acid, approximately 415 thousand tons of purified phosphoric acid and approximately 385 thousand tons of phosphate salts. The potential production capacity of the various plants is based on the hourly output of the plants multiplied by the potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours per day, other than a few days for planned maintenance and renovations. Actual production is usually lower than potential production capacity, due to special maintenance operations, availability of raw materials, market conditions, and unplanned downtime.

ICL Group Limited 73

In 2021, The Phosphate Solutions segment produced approximately 4,625 thousand tons of enriched phosphate rock, 1,204 thousand tons of green phosphoric acid, 2,298 thousand tons of phosphate fertilizers, 326 thousand tons of purified phosphoric acid (as Phosphorus Pentoxide), 288 thousand tons of phosphate salts and 73 thousand tons of food multi-blends.

Production-related developments throughout the segment:

Israel

Rotem Israel presented strong results in 2021 mainly due to improvement in the commodities market and higher prices and the contribution of a 2020 efficiency plan, which was implemented to address global market volatility and continuing economic and business uncertainty.

In addition, in Rotem Israel, production records were achieved in certain product lines, such as, Fertilizers (1,082,100 tons) and Specialty Fertilizers, (71,700 tons), including 61,200 tons of MKP and 10,500 tons of Pekasead.

China

YPH, an equally owned company controlled by ICL, improves the competitiveness and flexibility of ICL’s phosphate activities, as a result of access to phosphate rock with extensive reserves. The joint manufacturing platform includes activities over the entire value chain. The performance of YPH continued to improve in 2021.

In December 2019, ICL launched its new food-grade phosphoric acid plant at YPH. The plant commenced its operation in 2021 and will add up to 70 thousand tons of food grade acid production capacity, once fully ramped-up. The plant produces qualified commercial food-grade acid quantities. The new plant is expected to strengthen our phosphate specialties operations and enable additional diversification into higher value-added products.

Americas

In 2020, the Company carried out further production optimizations following the continued reallocation of production from Mexico to San Jose dos Campos (Brazil) and Carondelet (US), which was initiated in 2019. Further, in December 2021, ICL opened its alternative-protein facility in St. Louis, US, which will produce a plant-based meat substitute for use by food companies, food-service distributors, restaurants and grocery chains.

Europe

Both of our fertilizer facilities in Europe, ICL Germany Ludwigshafen and ICL The Netherlands, successfully increased the utilization of Polysulphate® within a new range of PK products, which are part of the FertilizerpluS product line. For further information, see “Item 4 - Information on the Company— B. Business Overview— Potash Segment”.

In addition, during the third quarter of 2021, a fire event occurred at ICL Germany Ludwigshafen, ended without injuries. However, all production activities were stopped. Rehabilitation activities have begun, and the production is expected to be renewed by the end of first quarter of 2022.

ICL Group Limited 74

Competition

The competitive characteristics of the segment vary according to the type of products it manufactures and the markets in which they are sold.

The commodity phosphates market is extremely competitive, and competitors include multi‑national companies and government‑owned companies. Many producers operate in this market and the main competitive factor is price. The ability to compete in the market is dependent, mainly, on raw material costs, production costs and logistics. For these reasons, companies located in proximity to sources of raw materials, ports, and customers, benefit from competitive advantages. A key factor in the area of raw materials (in addition to phosphate rock) is the accessibility to and the price of sulphur and ammonia, which are required to manufacture the main phosphate fertilizers. Additional factors that affect competition to a certain extent include product quality, range of products, service, and the capability to develop new products that provide unique solutions.

Phosphate rock mines and phosphate fertilizers production facilities are located in many countries, including Morocco, which possesses the world’s largest phosphate rock reserves, China, Saudi Arabia, Algeria, Brazil, South Africa, Jordan, Egypt, Australia, the United States, Russia, Peru, Tunisia, Mexico, Lebanon, Syria, Togo, Senegal, Israel and others. A major part of the mined phosphate rock is used by their manufacturers, including ICL, mainly for production of downstream phosphate fertilizers (vertically integrated companies), including Triple Superphosphate (TSP).

The main phosphate fertilizers producers, who compete with ICL in the global TSP market, include Office Chérifien des Phosphates (OCP Group, from Morocco), Mosaic (US), Groupe Chimique Tunisien (GCT, from Tunisia), Grupo Fertinal (Mexico), Agropolychim, (Bulgaria), Lebanon Chemical Company, Polyserve (Egypt) and various Chinese producers.

Our Phosphate Solutions segment has a global leading position in the purified phosphoric acid market, based on its in-house technology and its downstream products, as well as in the food-grade phosphates and dairy proteins markets. The segment's competitors are large and mid-sized international companies, serving the chemical and food industries, which conduct manufacturing and marketing activities in various countries, as well as local companies that serve local markets.

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

The Phosphate Solutions segment benefits from the following competitive advantages:

•
An integrated value chain that uses phosphate rock mined in Israel (at Rotem Israel), as well as in China (YPH) to produce green phosphoric acid, which serves mainly as a raw material for the production of the segment's products and for the production of our Innovative Ag Solutions products.

•	Logistical advantages due to the segment's geographical location and diversification, proximity to ports in Israel and Europe and relative proximity to its customers.

ICL Group Limited 75

•
Our Company is a global fertilizer producer that can combine potash and phosphate fertilizers in the same shipment, which enables us to service smaller customers, particularly in Brazil and the United States.

•
The segment enjoys a competitive advantage in specialty phosphates deriving from product features, quality, service, technical application support, a global manufacturing footprint and a very broad product line.

•
YPH provides an integrative phosphate platform in China, with better access to the Chinese market. In addition, the segment enjoys a competitive cost advantage in its phosphate activities, due to access to low‑cost phosphate rock with long‑term reserves.

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

For further information regarding sulphur prices during 2021, see “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Trends Affecting Phosphate Solutions segment”.

For the dairy protein business, especially in the organic and goat segments, securing high quality raw materials (whole milk, skimmed milk and whey) is a key element of the operations. A balance between short- and long-term agreements secures supply, while maintaining adaptability to changing market conditions.

The Phosphate Solutions segment maintains inventories of sulphur, phosphate rock, green phosphoric acid, purified phosphoric acid and other raw materials in quantities that consider the projected level of production based on consumption characteristics, supply timeline, distance from suppliers and other logistical considerations.

Sales, Marketing and Distribution

The Phosphate Solutions segment sells and markets its products worldwide. The primary markets of phosphate commodities products are Europe, China, Brazil, the United States and Israel. Phosphate specialties products are primarily marketed to industrial, food and commercial customers in Europe, North America, Asia, South America and Australia. The marketing network is based, mainly, on a marketing and sales organization and, to a lesser extent, on external distributors and sales agents.

The segment extends credit terms to its customers, according to the customary practice in their locations. The segment's sales are generally covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

Most of the segment's sales do not occur according to long‑term orders or contracts but are regularly ordered close to the time of supply. Therefore, there is no significant orders' backlog.

ICL Group Limited 76

The segment transports its products from Israel to customers overseas by ships (mainly in bulk) that it leases in the global marine transportation market, which are loaded by using designated facilities in the ports of Ashdod on the Mediterranean Sea and Eilat on the Red Sea. The segment also has special port facilities for bulk loading in Amsterdam (the Netherlands) and Ludwigshafen (Germany). YPH sells most of its products in China and is preparing to provide a logistical solution for marine shipping outside China, when it will be required.

The prices of phosphate-based fertilizers are determined in negotiations between manufacturers and customers and are affected mainly by the relationship between market demand and available supply, as well as the identity of the customer and the period of the agreement. Prices for relatively long‑term contracts are not necessarily the same as “spot” prices (current/casual sales transactions).

Most sales of phosphate specialties products are made under agreements with terms of one or two years, or through “spot” orders placed close to the date of supply. For these products, framework agreements exist with specific customers through which customers may purchase up to the maximum agreed quantities of products during the term.

For purposes of effective marketing and sale of many of the segment's products, especially food products, technical sales and applications, personnel work closely with customers in order to tailor the products to their needs.

The segment maintains adequate inventories of phosphate specialties products to ensure orderly supply to customers, considering the customers’ distance from the manufacturing locations and their demand for inventory availability, in conjunction with optimization of inventory storage costs. Therefore, some finished product inventories are stored in destination countries.

Seasonality

The seasonal nature of demand for phosphate commodities products is usually characterized by higher sales in the second and third quarters. In recent years, due to various influences on the timing of sales, primarily price fluctuations, the effects of seasonality have been reduced compared to past periods.

The target markets of phosphate specialties products are not characterized by significant seasonality. However, the fourth quarter of the year is relatively weak due to the holiday season and customers’ destocking towards the end of the year.

Natural Resources Tax

The Law for Taxation of Profits from Natural Resources in Israel entered into effect on January 1, 2016, which respect to Phosphate operations at Rotem Israel. For further information, see Note 15 to our Audited Financial Statements.

ICL Group Limited 77

Innovative Ag Solutions Segment

Our Innovative Ag Solutions segment aims to achieve global leadership in specialty fertilization markets by enhancing its global positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Brazil, India and China, by leveraging its unique R&D capabilities, vast agronomic experience, global footprint, backward integration to potash and phosphate and chemistry know-how, as well as integrating and generating synergies from acquired businesses. Our Company is continuously working to expand our broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), soil and foliar micronutrients, secondary nutrients, bio-stimulants, soil conditioners, seed treatment products, and adjuvants.

The Innovative Ag Solutions segment develops, manufactures, markets and sells fertilizers that are based primarily on nitrogen, potash (potassium chloride) and phosphate. It produces water soluble specialty fertilizers in Belgium, Israel and Spain, liquid fertilizers in Israel, Spain and Brazil, straight soluble fertilizers in China and Israel, controlled release fertilizers in the Netherlands, Brazil and the United States, as well as secondary nutrients, biostimulants, soil conditioners, seed treatment product, and adjuvants in Brazil. ICL's specialty fertilizers business markets its products worldwide, mainly in Europe, Asia, North America, Brazil and Israel.

In 2021, the sales of the Innovative Ag Solutions segment totaled $1,245 million (including sales to other segments), an increase of 70% compared to 2020. The sales of the Innovative Ag Solutions segment constituted approximately 18% of ICL's total sales, an increase of 3% compared to 2020. The segment's operating income totaled $121 million, an increase of 203% compared to 2020. The Innovative Ag Solutions segment’s operating income constituted approximately 10% of ICL’s adjusted operating income, an increase of 2% million compared to 2020. For further information, see "Item 3 – Key Information – A. Selected Financial Data – Adjusted to reported operating and net income (non-GAAP financial measures)" and “Item 5 - Operating and Financial Review and Prospects— A. Operating Results— Results of Operations”.

Specialty fertilizers offer improved value to the grower compared to the use of other fertilizers as they are more efficient, maximize yield and quality and require lower labor costs. The following pyramid presents the different fertilizer product lines – the high‑value products are usually accompanied by a higher price per ton. ICL's Innovative Ag Solutions segment (IAS) produces most of the high value products, except for potassium nitrate and calcium nitrate.

ICL Group Limited 78

Our Specialty Fertilizers business operates in 2 main markets:

Specialty Agriculture

This market includes high-value agricultural crops, such as fruits and vegetables. Enhanced efficiency fertilizers are used and applied mainly to these crops. The use of specialty fertilizers in row crops, such as sugar cane, corn and wheat can also be beneficial – subject to climate and soil conditions. One of the main markets for ICL is related to the drip irrigation/fertigation market, which is growing as the use of drip irrigation systems increases across the globe, mainly in emerging markets, such as China and India. The use of enhanced efficiency fertilizers, such as controlled release fertilizers, is growing due to their environmental and economic advantages, although such growth is still dependent on the price levels of crops and raw-material prices (e.g., urea, potassium and phosphorus). In Brazil, the adoption rate for micronutrients, bio-stimulants and soil conditioner is growing in a wide range of crops due to demand to increase productivity, improve and balance plant nutrition and reduce abiotic stress.

Turf & Ornamental (T&O)

Ornamental Horticulture

The Ornamental Horticulture market consists of growers of outdoor ornamental plants (nurseries) and pot and bedding plants (greenhouses). The growers require high quality fertilization programs to grow plants at the quality level required by the garden centers, DIY (Do‑It‑Yourself) outlets and retail chains. The IAS segment has a large, specialized sales force that advises growers on the optimal nutrition of plants. It also has a specialized distributor network in the Ornamental Horticulture market. The segment’s main product lines for this market are CRFs (controlled release fertilizers) and WSFs (water soluble fertilizers) with well-known brand names such as Osmocote, Peters & Universol. In specific markets, such as North America and the UK, a range of unique plant protection products is also included in the proposals for growing healthy plants. In the UK, we are a leading growing media supplier providing a complete solution for ornamental growers.

Turf & Landscape

The professional turf market includes the following user groups: golf course green keepers, sport field groundsmen, landscapers, contractors & lawn service providers.

These groups demand high-quality inputs to secure strong, high-quality turf. They also require an integrated approach to keep turf strong and maintaining its health, without creating an environment that is conducive to the development of disease. There is an environmental need to limit inputs which requires an integrated approach of unique, high-quality products. The most important inputs are controlled release and slow-release fertilizers, grass seeds and plant protection products. Some of these products’ well-known brands are Sierrablen, Sierraform and ProTurf. Recently, the segment launched a new brand of organic Fertilizers named Gronamic. The segment offers all three product lines in an integrated program, and has a dedicated and experienced team of unique professional grass experts, along with a distribution network serving its key markets, mainly in Europe and Asia.

ICL Group Limited 79

Products

Specialty fertilizers are highly effective fertilizers that allow more precise feeding of plants for their major nutrients needs (nitrogen, phosphorous and potassium) as well as secondary nutrients and micronutrients. These fertilizers allow efficient fertilizing through special applications among others, through drip irrigation systems and foliar spraying, and help growers obtain higher yields and quality. These fertilizers include, among others, controlled release fertilizers (CRF), slow-release fertilizers (SRF), soluble fertilizers and liquid fertilizers as follows:

•
Controlled‑release fertilizers (CRF) allow accurate release of nutrients over time. CRFs have a special coating that allows prolonged release of nutrients over several weeks and up to 18 months - compared to regular fertilizers that dissolve in the soil and are immediately available but therefore leach partially in the soil. ICL Innovative Ag Solutions has leading global brand-name products including Osmocote, Agroblen, Agrocote, Polyblen and Producote.

Osmocote is the most used controlled‑release fertilizer by ornamental growers worldwide. The brand is known to deliver high quality ornamental plants due to its consistent release of nutrients and unique patterned and programmed release technologies. We continue to invest in new technologies, as well as field trials to test and confirm the high reliability of our products. During the past few years, the Company developed several new technologies, such as “Dual Coating Technology” (which optimizes the release to ornamental plants) and “E-Max Release Technology” (a new coating technology with improved release characteristics, mainly for urea). Our latest innovation is Osmocote 5 with OTEA-system and NutriMatch technolgy. This 5th generation of CRF for ornamental growers delivers a unique, accurate and optimized release of nutrients and micronutrients. In addition, we also sell slow‑release fertilizers (SRF) which, due to their low solubility and hydrolysis, release nutrients slowly (generally up to a period of two months). Main markets for these fertilizers are in the Turf and Amenity markets.

•
Soluble fertilizers, which are fully water‑soluble, and fully‑soluble NPK compound fertilizers, are commonly used for fertilization through drip irrigation systems to optimize fertilizer efficiency in the root zone to maximize yields. These fully soluble fertilizers are also used sometimes for foliar applications. Our well-known brands for fertigation are Peters, Universol, Agrolution, NovaNPK and Novacid. ICL develops specific formulations for different applications and circumstances. In South America, products such as Profol, Kellus, Tonus, Translok, Forcy, Nutritio, Vegetação and Dimi Tônico are used as high technology products for farmers to improve plant nutrition and physiology through foliar fertilization. There are specific formulations for specific crops, greenhouses and/or open fields, as well as for different water types.

•
We also sell ‘Straight fertilizers’ which are crystalline, free‑flowing and high purity phosphorus soluble fertilizers such as MKP, MAP and PeKacid. Key brands include NovaPeak & NovaMAP. PeKacid is the only solid highly acidifying, water-soluble fertigation product that contains both phosphorus and potassium. The product is ideal for specific water conditions where an acidifying effect is required, as well as for keeping dripping lines clean.

•
Liquid fertilizers are used for intensive agriculture and are integrated in irrigation systems (mainly drip systems). Our product line includes mostly tailor‑made formulations designed for specific soil & water/climate conditions and crop needs.

ICL Group Limited 80

•
Peat, a growing medium for various crops, where generally controlled‑release fertilizers and plant‑protection products are mixed in. Specific formulations of growing media are designed for specific plant needs, such as greenhouse bedding plants and outdoor nurseries. A well-known ICL brand is the “Levington” brand. Inclusion of growing media products in the portfolio in the UK allows ICL to offer an effective total solution to its customers.  We intend to use more circular products and have extended our growing media offerings with Fibagro Advance, a unique and superior peat alternative manufactured in the UK. This innovative and advanced woodfibre product is being used as a key component in professional growing media mixes and provides professional growers with a sustainable growing solution.

•
Water conservation and soil conditioning products are new product lines developed by the segment. Water conservation products are used in professional turf to keep water in the root-zone. Key brands are H2Flo and H2Pro. In 2021, the H2Gro brand grew strongly in the ornamental horticulture market. These products significantly reduce irrigation requirements. This new technology is also used in agriculture to allow better water availability around the root-zone of the crops.

•
Seed treatment technologies are used to deliver plant nutrients and bio-stimulants, with a focus on improved root development, early plant development and nitrogen fixation. Several products and brands serve the needs of different crops such as ProSelect and Landscaper Pro.

•
Bio-stimulants technologies such as Triplus, Improver, Concorde, Vegetação and Dimi Tônicoare, are being successfully used by farmers to increase their productivity and alleviate abiotic stress, such as drought, salinity and others.

•
Adjuvants are essential to enhance foliar nutrition, herbicides and crop protection spray. We offer the South American market adjuvant technologies including Helper, Tensor Max and AD+ as well as various formulations that address the primary challenges facing farmers, such as drift and run off.

•
Soil conditioner has a set of amino and organic acids which contribute to the soil biological balance and help increase the index of beneficial microorganisms and, thus enlarge the capacity to revitalize the macro environment in a sustainable way. Recent research has indicated substantial potential for the product to maintain soil carbon stocks. The segment's brands, Mol Top and Longevus, contain a mix of carefully developed components that increase plant production potential.

Production

ICL Innovative Ag Solutions’ principal production facilities include plants in Israel (special compound fertilizers, liquid fertilizers and soluble fertilizers), Spain (liquid fertilizers, and soluble NPK fertilizers), the United Kingdom (products for water conservation and peat incorporated in growing media), China (compound specialty fertilizers and soluble fertilizers), the Netherlands (controlled‑release fertilizers and fertilizer blends), Belgium (soluble NPK fertilizers), the US (controlled‑release fertilizers) and Brazil (liquid fertilizers, water-soluble fertilizers, controlled-release fertilizers, improved efficiency phosphorus fertilizers, secondary nutrients fertilizers and micronutrients fertilizers).

ICL Group Limited 81

ICL Innovative Ag Solutions’ main manufacturing plants and marketing companies are indicated in the map below:

ICL Innovative Ag Solutions’ annual potential production capacity is approximately 360 thousand tons of soluble fertilizers, 480 thousand tons of liquid fertilizers, 200 thousand tons of controlled release fertilizers, 400 thousand m3 of growing media and 200 thousand tons of micronutrients. The potential production capacity of our various plants is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day, other than a few days for planned maintenance and renovations. Actual production is usually lower than potential production capacity, due to unplanned downtime, special maintenance operations, lack of availability of raw materials, market conditions and seasonality in demand.

ICL Group Limited 82

Competition

The global specialty fertilizer market is estimated at approximately $15 billion per year, accounting for about 4% of the total fertilizers market. According to the Company's estimation, the specialty fertilizer market is growing at an average rate of about 5%-7% per year.

The specialty fertilizers market is diversified, with few global companies and many small to medium-size reginal and local producers. The market operates mainly on a local basis and most producers sell their products in nearby territories rather than globally. We are considered one of the largest global players in the specialty fertilizers market, with production plants in Israel, Netherlands, Belgium, Spain, the UK, Brazil, the USA and China.

The Capex required to develop new production capacities for existing specialty fertilizer companies is not considered significant compared to commodity fertilizer operations. However, barriers of entry for new players include, among others, extensive know-how in chemical production and agronomy, large, professional selling and marketing teams, and customer support capabilities.

In addition to ICL, other specialty fertilizers companies with a global presence include: SQM, Yara, Haifa and Compo Expert. Other companies, such as Simplot, Nutrien and Koch (USA), Kingenta and Moith (China) and JCAM (Japan), are considered regional players.

ICL Innovative Ag Solutions business benefits from the following competitive advantages:

•
A strong, efficient and integrated supply chain with in-house access to high quality raw materials, mostly phosphate and potash, which is based on an extensive product portfolio and multi-location production.

•
Unique R&D and product development capabilities, creating a strong platform for future growth in controlled-release fertilizers, fertigation, foliar soluble fertilizers, enhanced nutrients, bio-stimulants water efficiency and innovative, next generation products.

•	Added value production process technology – custom-made formulations that meet our customers’ unique needs.

•	A highly skilled global agronomic sales team that provides professional advice and consultation which fosters loyalty by distributors.

•	Full product portfolio (one-stop shop).

•	ICL’s well-known and leading brands.

•	Direct working relationships with farmers (B2C) especially in Brazil, providing service at the field level and accelerates the innovation cycle.

Raw Materials and Suppliers

The primary raw materials acquired from external sources are mainly KNO3, SOP, ammonia, NPK granules, Urea, KOH, coating materials, micronutrients and biostimulants ingredients.

In addition, our specialty fertilizer business benefits from its backward integration to raw materials produced by the Company, such as KCl, MGA, GTSP and Polyhalite.

In 2021, there was a significant increase in raw material prices and unstable supply due to global supply chain challenges. We mitigated these challenges and have taken the appropriate measures to secure timely supply to customers.

The segment endeavors to hold inventories of the above raw materials in quantities that take into consideration projected levels of production, consumption levels, supply timelines, distance from suppliers and other logistical considerations.

ICL Group Limited 83

Sales, Marketing and Distribution

The primary markets of the Specialty Fertilizers business line are Europe, particularly Spain, Israel, the US, India and China, the UK, Australia and Brazil. The Specialty Fertilizers business line sells its fertilizer products primarily via a network of its own sales offices as well as through distributers around the world.

In general, the business model relies on brand-name, premium specialty products which are marketed by a strong agronomist sales network at the end user level, while sales are invoiced through distributor-partners that distribute the products. The technical sales force emphasizes the agronomic advantages of the specialty products to end users (farmers, growers of containerized plants, golf courses, etc.) and provides advice and training of distributor sales representatives. ICL Innovative Ag. Solution also has specialized field forces for the Agriculture, Ornamental Horticulture and Turf & Landscape markets that are supported by specialized marketing teams.

Most specialty fertilizers business sales are not made by means of contracts or long-term orders, but rather through current orders made close to the supply date. Accordingly, there is no significant backlog of orders.

Prices are determined via negotiations between the Company and its customers and are affected mainly by the relationship between market demand and business production costs, as well as by the identity of the customer and terms of the agreement.

ICL Innovative Ag Solutions grants credit terms to its customers according to customary practices in their respective locations. ICL Innovative Ag Solutions credit sales are generally covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

Seasonality

The use and application of specialty fertilizers is related to the main growing seasons of specialty crops around the world. The main factors impacting seasonality are geographical location, type of crop, product and market. While the majority of our specialty fertilizer business serves markets in the northern hemisphere, where most of the demand for the segment's products are concentrated in the first half of the year, recent acquisitions of specialty fertilizer assets in Brazil, where demand is mostly concentrated in the second half of the year, somewhat balances the seasonality that characterized the segment's business.

As an example, some specialty products, such as soluble fertilizers in the Ornamental Horticulture market are sold and applied throughout the year with limited seasonality, whereas controlled release fertilizers are sold during the potting season of container nursery stock and pot plants (before springtime).

ICL Group Limited 84

Additional Activities

Our business activities include, among other things, our innovation arm which promotes innovation, development of new products and services, as well as digital platforms and technological solutions for farmers and agronomists. This category includes Growers and Agmatix, innovative start-ups that are developing agricultural data processing and analysis capabilities for the future of agriculture.

For further information please see "Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, etc. – Research and Development".

Community Involvement and Donations

We are involved and invested in society and the community, the result of a policy formulated and approved by our Board of Directors Each of our community activities or donations are reviewed by the relevant authorized parties according to the type and amount of the donation.

We focus our efforts on communities in which our employees live and where we operate, mostly Negev communities in Israel, such as Dimona, Yerucham, Beer Sheva, and Bedouin settlements in the region. The focus of our activities is mainly on supporting daily life in these communities (e.g., society, economy, environment), education and excellence of students in the sciences (with an emphasis on chemistry), strengthening them through social projects aimed at benefiting local residents, and supporting underprivileged and special needs populations.

"Thinking Doing": 2021 Activity Summary

“Thinking Doing” is ICL's flagship social program in Israel that operates in seven municipalities: Dimona, Yerucham, Beer Sheva, Ramat Negev Regional Council, Kuseife and Tamar Regional Council.

The program boosts community activity by developing entrepreneurship and local leadership among residents, local social organizations, and municipal staff. In addition, the program fosters social entrepreneurship and collaboration to create community resilience in southern Israel's communities by developing and establishing sustainable anchor institutions.

As a significant business organization in southern Israel, ICL is committed to contributing to community resilience and the quality of life of communities in the Negev region, and to playing an active role in leading change. "Thinking Doing" offers long-term guidance and support to community activists in organizational, social and economic areas. The program provides opportunities for local residents to take charge of their lives, engage in social innovation and develop a sense of responsibility for the region in which they live.

During 2021, due to the continued spread of COVID-19 and ongoing uncertainty regarding its implications for the future, we established circumstance-based community insights, while adapting activities and introducing flexibility vis-à-vis the residents' ability to meet and assemble. Dealing with COVID-19 created numerous insights regarding the meaning and importance of community, and in many municipalities it accelerated a perceptual change in the concept of community and enabled deeper involvement in ICL’s program – with the goal of promoting and establishing a stronger sense of community among residents and municipality staffs.

ICL Group Limited 85

"Thinking Doing" enjoys the support and personal involvement of all mayors and council chairpersons. Municipality staff are committed to activities and provide continuous guidance and support. The mayors and council chairpersons participate in developing the community vision, the unique municipal model, and the municipal steering committees, through participation in entrepreneur-community meetings, and they enjoy close familiarity and involvement in the program’s activities.

The Moshe Novomieski Potash Company Heritage Site Visitor Center in the Dead Sea, Israel

The Moshe Novomieski Potash Company Heritage and Visitor Center opened to the public in 2021. The Center is located at the old workers’ compound in Sodom and focuses on three main topics: the unique geological conditions that led to the formation of the Dead Sea; the history of the founding of the Eretz-Israeli Potash Company in pre-state Israel; and ICL’s current activities. The Center was established and is operated in collaboration with the Council for Preservation of Heritage Sites in Israel, the Jerusalem and Heritage Ministry, the Ministry of Education, and others, and it constitutes a significant milestone in the history of industry in the Land of Israel.

Our “Password for Every Student” program in Israel, is an initiative that provides basic and comprehensive solutions for the education system, from the user, through the classroom, school, and education system, creating a digital user community for the residents of the region. ICL’s support of this program provides 15,000 students in the Negev region with digital accessibility. In 2021, we began development of a unique program for ICL and “Password for Every Student’, which manifests the Company’s vision. The chairman of this project is Mr. Ehud Angel who serves as chairman for no consideration. Mr. Angel indirectly holds XT Holdings Inc., which is a stakeholder in Millennium Investment Elad Ltd., which is the controlling shareholder of Israel Corp., ICL’s parent company.

ICL’s monetary donations in 2021 amounted to approximately $8 million (including the amount invested in the Visitor Center). In addition, during 2021, ICL contributed, at the Company's expense, about 12,755 hours of volunteer work of its employees. This amount does not include 12,680 hours of volunteer work after working hours, which was encouraged, organized, and logistically facilitated by ICL.

ICL Group Limited 86

Environmental, Health and Safety

Introduction

ICL is committed to developing and implementing a comprehensive Environmental, Social and Governance (ESG) strategy for our business, including integrating responsible and sustainable considerations in the conduct of our business activities, including in the manufacture and sale of our products.

We continuously aim to create a balance between economic, social and environmental needs. Our vision includes reducing our greenhouse gas emissions; increasing our use of renewable energy; reducing our water consumption and promoting circular economy activities; supporting communities; and promoting personal environmental responsibility, as well as volunteering of our employees.

Our goals and targets call for increasing our energy efficiency and use of renewable energy, reducing our carbon footprint, water consumption and raw materials, and minimizing our air emissions and wastewater output. We aim to increase our re-use of materials and to recycle hazardous and non-hazardous wastes. We intend to continue to identify and promote circular economy opportunities and implement life-cycle analysis processes, as well as to integrate ecological considerations in our mining reclamation processes. We are committed to the global efforts to mitigate climate change and have pledged to reach a net-zero target by 2050. One of our main goals is to deliver sustainable products and industrial solutions that are safe when used responsibly and to provide our customers with product data and training on safe product handling. Another target is to achieve and maintain leading positions in ESG rankings and indices, as well as increase our transparency and open dialogue with ICL’s stakeholders.

Our Company also acts proactively to prevent environmental incidents through comprehensive risk management, knowledge sharing and effective maintenance, and by developing, implementing and maintaining appropriate management systems. We consider safety and health performance as core values and make every effort to achieve top tier safety results. We are working to increase the number of our suppliers who have conducted sustainability assessments via the Together for Sustainability (TfS) initiative and emphasize the personal environmental responsibility of our employees. We are committed to acting ethically and treating our stakeholders fairly. We are also proactive in our efforts to create a diverse and inclusive workforce (for more details, see “Promoting Diversity, Inclusion & Belonging (DIB)”). In addition, we aim to maintain transparent communications with regulatory authorities and to engage with the communities in which we reside. Our company contributes to initiatives in those communities and is committed to fostering social values with our various stakeholders.

ICL’s CEO and President, Mr. Raviv Zoller, was appointed as a member of the board of the International Fertilizer Association (IFA). Mr. Zoller is the new representative of the West Asia region and was elected as Chairman of IFA’s Sustainability Committee. With our support, members of the IFA organization will be joining the TfS initiative.

In addition, 2021 marked the first year in which we have voluntarily disclosed information according to the Climate-related Financial Disclosures (TCFD) framework. As this is the first year of implementation of our reporting in accordance with TCFD, we intend to continue to advance our relevant knowledge and develop this disclosure in future years. For more details, see “Climate Change and Greenhouse Gas Emissions - TCFD” below.

For further details regarding our ESG practices and performance, see “ICL Corporate Responsibility Report 2020” in our current Report on Form 6-K (File no. 001-13742) furnished to the SEC on August 2, 2021. In addition, our Corporate Responsibility web-report, is publicly available on our website at www.icl-group.com. Neither the 6-K report nor our website are incorporated by reference into this Annual Report, and the reference to our website is intended to be an inactive textual reference. The information found on, or accessible through, our website is not intended to be a part of this Annual Report.

ICL Group Limited 87

Sustainability

Sustainable Solutions

We focus on developing sustainable solutions that increase the positive global impact of ICL’s business through its existing and new products. The sustainable solutions that we offer are interlinked with the challenges that humanity is facing, such as providing food security. Our Research Development and Innovation department (RD&I) uses the UN Sustainable Development Goals (SDGs) as guiding principles in its RD&I activities.

As an essential player in the global food supply chain, our main goal is to contribute globally to the effort to achieve Zero Hunger (SDG 2). As the global population continues to rise, farmers worldwide are confronted by the constant need to increase yields, while facing land erosion, effects of climate change and other environmental challenges. They must also adapt to evolving regulations. The fertilizer industry helps to overcome agricultural challenges by facilitating increased crop yields on existing agricultural land and preventing excess conversion of natural habitats into agricultural land. To improve food security, our Company offers a broad variety of solutions to farmers, including supporting them with fertilizers and AgTech solutions. Our products enable growers to enhance their yields and improve their crop quality, while increasing their nutrient use efficiency (so that more fertilizer is taken up by crops), and reducing farmers’ water consumption.  Water conservation products are used in professional turf to keep water in the root-zone. Key brands are H2Flo and H2Pro. These products significantly reduce irrigation requirements. This new technology is also used in agriculture to allow better water availability around the root-zone of the crops. Our IAS segment also helps farmers protect the environment by minimizing their losses of nutrients through leaching and volatilization, and by enabling them to reach data-based decisions through precision agriculture. We also offer farmers a Plant Nutrition Carbon Footprint Optimizer that allows them to compare nutrition plans and consider the tradeoffs between yields and environmental impact. The system calculates their Carbon Footprint & GHG emissions based on different parameters, such as field characteristics (soil type, organic matter, pH); environmental conditions; agronomic practices; crop type; fertilizer type; applications timing, and residue management. In addition, we market alternative proteins (plant-based substitutes) and various products, such as the JOHA® emulsifying salts, that enable longer shelf life for food products and reduce food waste.

Due to the growing impact of climate change on the agricultural supply chain, we are increasing our efforts to reduce our GHG emissions (Climate Action SDG 13). In addition, we sell products that contribute to resource efficiency, such as water conservation. We also sell products and services that support energy storage, a necessary step in advancing the use of renewable energy in the global economy. Strong demand for Electric Vehicles (EV) and energy storage is a potentially significant source of growth for our phosphate-based and bromine-based specialty products.

ICL Group Limited 88

Our efforts to improve ICL’s impact on the environment are being facilitated by innovation and commercial excellence activities (SDG 9). We are increasingly more operationally efficient, integrating renewable energy into our fuel mix and implementing ‘circular economy’ activities, both within our organization and in collaboration with our partners.

Circular Economy

‘Circular Economy’ and an ‘Integrated Production Value Chain’ are guiding principles that drive our activities. According to the Circular Economy approach, the industrial production process should shift from a linear process, in which resources and capital pass through the production chain and eventually become waste, to a closed process where by-products and waste can serve as inputs in new production processes.

We are also deploying innovation to create new products from what was previously regarded as by-products or waste, as well as working to optimize our production processes. Examples of new products include:

•	MagiK, a fertilization product developed from a by-product stream created as part of our magnesium's production process.

•
Fibagro Advance, a peat alternative growing media that uses waste, from the timber industry, and a thermo-mechanical process, to create a unique matrix that improves moisture and nutrient retention. It also has a lower carbon footprint, compared with peat and other peat alternatives.

•
Our Phosphate Solution segment is integrating new technologies to use secondary source phosphate as an alternative to virgin raw materials. There are immediate uses in our production facilities in Europe and we are developing future sources for our fertilizer products, including a technology roadmap for recycling and recovery of phosphorus and nitrogen from secondary sources.

•	In ICL Dead Sea, some salt was used in the rehabilitation of an abandoned site and the construction of an observatory for use by the public.

•
PSLoop - ICL is one of the co-founders of the PolyStyrene Loop (PSL) recycling project, together with the complete PS value chain, which introduces a recycling scheme for PolyStyrene (PS) foams containing the flame retardant HBCD (Hexabromocyclododecane). The PolyStyrene Loop facility in the Netherlands will recycle EPS insulation and will turn EPS foam demolition waste into new high-quality raw material. Impurities, such as cement or other construction residues, as well as the legacy flame retardant HBCD, will be safely removed, the valuable bromine it contains recovered and re -used in the new polymeric flame-retardant FR-112P.

ICL Group Limited 89

•
Phosphogypsum for building roads - As part of YPH circular economy efforts, the Company develops a variety of different uses for Phosphogypsum - our only by-product that has not yet been fully utilized. In addition to the existing solutions, that were already developed and implemented, the company has developed a new solution for integrating phosphogypsum into road paving. A full-scale pilot is expected to be carried out in China in 2022.

Our Ambition Creates Excellence (ACE) program has expanded to include development of a standardized approach for Circular Economy that will systematically review ICL’s waste streams, by-products, and other outputs from our operations, to identify opportunities to develop new and useful products and to optimize our operations.

ICL’s sustainability performance: Non-financial KPI’s & Sustainability Linked Loan

In September 2021, our Company entered into a €250 million sustainability-linked loan ("SLL") agreement. The loan is an innovative step forward in our ongoing sustainability efforts and includes three sustainability performance targets. These targets were designed to align with our sustainability strategy and goals, and each will be assessed at specific times during the term of the loan by third-party certification.

As part of this effort, we are targeting reductions in Scope 1 and Scope 2 CO₂e emissions resulting from our global operations. We are also planning to expand our participation in Together for Sustainability (TfS), a global initiative dedicated to developing and implementing a global supplier engagement program that assesses and improves sustainability sourcing practices. In addition, we continue to focus on inclusion, equality and expanded representation of women among our senior management.

For further information regarding the SLL, see “Item 5- Liquidity and Capital Resources- Debentures”.

ICL Group Limited 90

Health and Safety

As a leading global specialty minerals company, we are subject to various strict environmental, health and safety requirements under international, national and local laws, regulations and permits in each jurisdiction in which we operate. In order to sell our products and to operate our activities and processes, including mineral extraction, production, distribution, marketing and use of products, we must comply with relevant environmental, health and safety requirements. Those include, among others, requirements related to climate change, energy efficiency, air quality, liquid and solid waste discharge, land reclamation, hazardous substances, product requirements and others. Furthermore, we are required to hold certain environmental permits and licenses, such as air emission permits, waste discharge permits and others that aim to protect the health and safety of people and the environment. To continue our operations, we must comply with the requirements and conditions of these permits and licenses and to remedy any discrepancies in the event we deviate from such requirements and conditions.

Beyond existing environmental, health and safety requirements, which have tended to evolve over time and become more stringent, we may be subject to new environmental, health and safety requirements, which may be challenging and present uncertainties regarding our ability to comply with them. This may impact the capital and operating costs of our Company. Complying with such requirements may require the adjustment of the Company's facilities, production processes and operations. In addition, these potential new requirements may oblige us to obtain new permits and licenses for our continued operations. As a result, we strive to monitor the development of any environmental, health and safety requirements and evaluate them with respect to their potential impact on our operations.

As a leading specialty minerals company, we manufacture products that are part of everyday life. Some of our products, if not managed properly, are potentially harmful to the environment and to the health and safety of those who are exposed to them during their production, transportation, storage or use. This applies as well to effluents, air emissions and other ‘waste’ streams that are generated during the production of some of our products. These substances can cause contamination that necessitates remediation, clean up or other responsive actions. Our existing products undergo an evaluation process during the various stages of their production process and supply chain, and we assess the risks of our new products prior to their launch. We also invest resources to develop sufficient information and data with respect to our products, to create a full characterization of their safety features with reference to human health hazards and environmental threats. We strive to take action to increase their positive impact and to reduce any negative impacts.

To prevent potential occupational hazards that may occur during our operations, and to ensure a safe and healthy work environment, we seek to comply with strict occupational safety and health standards prescribed by local, national and international laws and standards. The health of our employees is checked regularly, and all mandatory and locally agreed safety equipment is provided to our employees. We regularly monitor environmental and hygiene issues in occupational work areas, as required by regulations and company procedures. In addition, we invest extensive resources in training and mentoring, as well as in other safety measures, in order to improve occupational safety and health and prevent accidents and illnesses.

ICL Group Limited 91

We have implemented a new operations management system that provides the framework and structure to drive operational excellence, safety and reliability across our organization (OEMS-EHS - Operational Excellence Management System - Environmental Health & Safety). We have also adopted the Human and Organizational Performance (HOP) methodology, which focuses on early detection and prevention. The methodology aims to develop organizational transparency, as well as educate and create defense mechanisms for employee safety. Moreover, the HOP approach creates dialogue and knowledge sharing in our organization between managers and employees.

We are a learning organization and aim to implement a mindset of learning from failure and success across the organization. Analysis of accidents and “near misses” is encouraged and conducted at all ICL sites. Management meetings often include a case analysis of a recent safety incident, including conclusions and corrective actions taken. We also initiate cross-organizational learning processes on a regular basis to encourage peer learning.

In recent years, we have implemented advanced technologies to manage safety events and proactive safety processes globally. We deployed specialty software at all our sites and created a mobile safety application that is used globally for safety events management, hazard recognition and various proactive on-line activities. These processes include lesson-learning, shared learning, intake of innovative ideas arising from the field and an addition of controls and defenses. Both employees and managers undergo routine safety training. We have also implemented internal mechanisms to map, track and manage environmental incidents. Our ‘emergency event management’ methodology, supported by a mobile application with a unique module that was developed specifically for ICL, is practiced regularly within the Company, as well as by specified teams of first responders and other regulatory officials. This enables us to respond quickly to emergency events, as well as to conduct crisis management. We continue to enhance our procedures and measures with the goal of becoming best in class in safety and environmental performance.

Our risk management process is a structured, continuous process, consisting of both periodic and ongoing activities. We have established formal and uniform Enterprise Risk Management (ERM) policies and procedures and conducted a comprehensive risk mapping process throughout our organizational units. We are incorporating a Process Safety Management (PSM) methodology. Our Risk Management focuses on process safety at all sites throughout our Company. To accomplish this, we continue to develop and implement policies and standards guided by the CCPS framework, which include the EU Seveso Directive, OSHA PSM Regulation and UK HSE Control of Major Accidents. Recently, Israel’s Ministry of Environmental Protection adopted the Seveso risk assessment methodology and is expected to require it at our relevant facilities in Israel.

We continuously invest in capital projects towards environmental protection, health and safety and in their proactive management. In 2021, we invested approximately $122 million on environmental related projects, out of which $52 million were in our property, plant and equipment, and $70 in on‑going environmental protection. Over the next few years, we intend to invest significant capital to further reduce our air emissions, treat hazardous materials and reduce our overall negative environmental impact. These include investments required to comply with the Israeli Clean Air Law, European environmental regulation, and other regional environmental regulation. We estimate that in 2022 we will spend approximately $197 million on environment related purposes. For further information, see “Item 3 - Key Information— D. Risk Factors— Securing the future of the phosphate mining operations at Rotem Israel depends on obtaining several approvals and permits from the authorities in Israel” and "D. Risk Factors— As a leading global specialty minerals company the nature of our activities means that we are inherently exposed to hazards relating to materials, processes, production and mining" “, and "D. Risk Factors— Accidents occurring during our industrial and mining operations and failure to ensure the safety of workers and processes, could adversely affect our business”.

ICL Group Limited 92

For further details on regulatory, environmental, health and safety matters, see our “ICL Corporate Responsibility Report 2021” (web-report) on our website at www.icl-group.com. The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Annual Report.

Climate Change and Greenhouse Gas Emissions

The impact of climate change is being recognized throughout our value chain, from farmers exposed to extreme weather events, to higher energy prices in our own plants. We are accelerating our response and actions, due to the accelerating pace of climate change. Climate change is an increasing concern not only to governments and non-governmental organizations, but also to our stakeholders, including our investors, customers, employees and the general public.

We are witnessing an increasing level of new and tightened global regulation of greenhouse gases (“GHGs”). Ultimately, these regulations could impact our operations by requiring us to change our production processes or by increasing our raw-material, energy, production and transportation costs. This will also entail disclosure efforts and costs. For additional information regarding our climate change-related risk management and GHG emissions, see “Item 3 - Key Information— D. Risk Factors— Current and future laws and regulations regarding climate change and greenhouse gas (GHG) emissions, as well as the physical impacts of climate change, may affect our operations and businesses”.

As part of our vision, we have established a decarbonization roadmap to achieve a goal of net zero GHG emissions by 2050. Our medium-term target is to reduce 30% of our Scope 1 and 2 GHG emissions by 2030, (vs. our 2018 baseline). We support the global effort initiated by the Paris Agreement to reduce GHG emissions at a pace that limits global warming to no more than 2℃.

ICL Group Limited 93

Task Force on Climate-related Financial Disclosures (TCFD)

Introduction

ICL is a leading global specialty minerals company. We acknowledge that the minerals and chemicals sector is a major energy user and emitter of greenhouse gasses with an imperative to transition to net zero. Moreover, the sector can be an important enabler of the low carbon transition through development of innovative products and services. We are committed to identifying, managing and harnessing the risks and opportunities that climate change and the low-carbon transition may bring. One of our expressions of this commitment is our support of the Task Force on Climate-related Financial Disclosures (TCFD).

This report contains our first TCFD disclosures, and it is formatted to align with the structure described in the October 2021 document ‘Task Force on Climate-related Financial Disclosures: Implementing the Recommendations of the Task Force on Climate-related Financial Disclosures’ with the four overarching TCFD recommendations addressed in sections on Governance, Strategy, Risk Management, and Metrics and Targets. We recognize that this is the beginning of a new level of disclosure for our company, and we look forward to enhancing our understanding and management of climate-related risks, and reporting of such through our TCFD disclosures in the coming years.

Governance

ICL’s Board of Directors is responsible for setting ICL’s overall strategic direction, including climate-related matters. The Board acknowledges that climate change is a material governance and strategy issue. Therefore, it has appointed the Safety, Environment, Climate, Diversity, Inclusion and Public Affairs Committee to assists it with fulfilling responsibilities relating to the oversight of climate-related issues, such as climate‑change risk assessment and mitigation plans, installation of renewable energy facilities, site decarbonization plans, implementation of circular economy, achieving water saving targets and the like. For further information, see “Item 6 –Directors, Senior Management and Employs— C. Board Practices—Our Board Committees”.

The Executive Vice President of Operations (EVPO), who is also the Chief Risk Officer (CRO), is accountable for implementing ICL’s climate-related risk assessment policy, and reports to ICL’s Board of Directors on a quarterly basis (through the Safety, Environment, Climate, Diversity, Inclusion and Public Affairs Committee). The financial transition-related risk, which is also managed within the climate-change risk assessment is directed by ICL’s Chief Financial Officer (CFO), who reports to the Audit and Accounting Committee in full coordination with the EVPO.

ICL's Global Sustainability team is responsible for coordinating all ICL’s climate-change-related assessments and reports in accordance with global risk management (GRM).

ICL has also recently appointed two separate management-level committees supported by the global sustainability team and risk management team, for managing both physical and transition climate‑related matters. The purpose of these committees is to identify the potential climate-related risks and opportunities and assess their impact on ICL’s operational and logistics sites, as well as the financial transition climate-related matters, and to determine mitigating actions to minimize ICL’s exposure to these risks. Specific sites and segments at ICL are engaged, as needed. The committees report once every two months to the steering committee, headed by ICL’s Global EVPO and CFO, who then report to the Global Executive Management Committee and Board of Directors.

ICL Group Limited 94

Strategy

ICL’s Board of Directors and senior management are working to enhance the company climate strategy in order to align with the aims of the “Paris Agreement”, to keep global warming to well below 2℃.

We are taking a systematic approach to reduce our GHG emissions across our global operations. ESG KPIs and targets, including climate related targets, have been embedded in executive measures for success and financial performance-based benefits for key executives.

Informing Current Strategy and Initiatives

Climate risk and opportunities factors are incorporated into our business strategy and operations in order to improve our short, medium, and long-term financial resilience. In alignment with TCFD definitions, physical risks and opportunities are those that occur due to the physical manifestation of climate change – as chronic long term climate changes or as acute episodic weather events. Transition risks and opportunities are those related to the transition to a low carbon economy, including legal and/or regulatory risks such as carbon pricing, market supply and demand, reputation, and technology that support the transition to a low carbon economy.

ICL’s industrial operations continue to innovate, establishing best practices for industry, working to eliminate process inefficiencies and optimizing operations to mitigate greenhouse gas emissions. We have established a dedicated team to implement energy efficiency projects across our plants, throughout the world, as part of our Ambition Creates Excellence (ACE) program. In recognition of the change in emphasis from improving energy efficiency to reducing emissions of GHGs, in 2021 this team refocused its efforts on delivering lower carbon solutions globally, and is working to implement GHG reduction measures, as part of our decarbonization road map. Measures include transitioning to lower carbon fuels for both on-site power generation and process heating; increasing energy efficiency by phasing out inefficient production technologies; streamlining production facilities, and improved efficiency of heat and steam consumption. The team is responsible for increasing the renewable energy component in ICL’s fuel mix.

In parallel, our Global Procurement Organization (GPO) takes part in the effort to purchase and install renewable electricity. This is particularly successful in Europe, where above 70% of the electricity consumed in 2021 was purchased with Renewable Energy Guarantees of Origin. It is also engaging in extensive training to raise awareness among ICL’s suppliers regarding sustainability, transparency and carbon emissions reduction, as part of the TfS initiative.

We are using ICL’s innovation building infrastructure to promote our GHG reductions capacity. ICL’s Research, Development and Innovation (RD&I) organization is establishing both short-term and long-term goals for GHG emissions reduction technologies. Research, redesign and implementation of low carbon solutions are currently being introduced in effort to mitigate process-based and product-based emissions and to meet future needs. In the short term, our RD&I organization will use its existing infrastructure to challenge both internal and external partners to introduce solutions. For longer-term solutions, we will also tap into both ICL’s own RD&I as well as the market at large, through our Open Innovation platforms.

Recent examples include the development of products, such as advanced fertilizers that increase nutrient use efficiency and reduce water consumption, and the production of plant-based proteins as alternatives to meat-based options.

ICL Group Limited 95

Our global finance teams are integrating non-financial KPIs, such as GHG emissions and other ESG KPIs into our financial reporting. This includes creating the necessary data infrastructure (data quality and data management) and the management infrastructure to enable and support proper decision-making processes. This also includes an increase in the transparency of our ESG performance with rigor financial methodologies and metrics. Benefiting from the proper infrastructure, we have been able to take advantage of financial opportunities, such as the Sustainability Linked Loan (SLL) that we secured during 2021.

We support the objective of the TCFD initiative in identifying and responding to the financial implications for our business of both climate-related risks and opportunities. Our newly formed climate-related physical risk and transition teams comprise senior members of the finance and risks teams and will be tasked with making our actions transparent through disclosures that meet the needs of the financial sector and other stakeholders. Building on our existing sustainability programs, we will take action to identify and manage both the potential costs and benefits of climate-related issues to our business; ensuring integration into our risk management and strategic planning processes, resulting in a more resilient strategy.

Risk and Opportunities

Identified Climate Change Risks and Opportunities

Over the past several years, climate change and GHG emissions have been of increasing concern worldwide. Current and potential future laws and regulations governing climate change and GHG emissions present transition risks in the short term and beyond. Carbon taxes and cap-and-trade-emissions schemes are increasingly viewed in global jurisdictions as a way of pricing carbon – a key policy driver for GHG emissions reductions. These policies and regulatory levers may result in additional, potentially financially material, costs to the Company.

Currently, one of ICL Europe's sites, ICL Iberia, is covered by the EU-ETS Emissions Trading System, and, in the UK, ICL Boulby (from January 1, 2021) is subject to the UK Emissions Trading Scheme. There is considerable uncertainty over the future cost of allowances and how allowances might be allocated. Revisions to the EU ETS published in 2021 also include proposals for the introduction of a Carbon Border Adjustment Mechanism (CBAM), designed to prevent carbon leakage from the EU, while in Israel, a new carbon tax is planned to be implemented in the near future. Consequently, it may be expected that, in the short-term, ICL may need to purchase carbon allowances through the specific programs and/or incur additional capital costs for energy and emissions reduction measures. Similarly, carbon taxes could increase the costs of supplied materials and suppliers in the ICL value chain.

In addition, physical impacts including water shortages or changes in water quality, changing sea and temperature levels, increases in storm intensities, as well as changes in the availability of natural resources, could result in damage to facilities or equipment. Physical risks have the potential to financially disrupt operations, upstream raw material supply and downstream distribution. Climate change is expected to increase the frequency and likelihood of extreme weather events, such as floods. For example, ICL’s Dead Sea facilities, are located in an area that has been impacted by floods in the past. Physical risk can also occur when transport barges cannot operate on key transport routes, such as occurred when the water level of the Rhine River dropped. These physical effects may be attributed to climate change.

ICL Group Limited 96

For further information, see “Item 3 - Key Information— D. Risk Factors—Current and future laws and regulations regarding climate change and greenhouse gas (GHG) emissions, as well as the physical impacts of climate change, may affect our operations and businesses”.

Transition-related opportunities for our specialty businesses are illustrative of current and future opportunities created by ICL’s strategy relating to climate change. As part of our strategy to focus on our speciality products, and with typical R&D timelines ranging from 5-15 years, we successfully responded to some of the transitional risks through our product portfolio. One example is our new meat protein substitutes, which were driven by consumer demand (market transition) to reduce the ecological (carbon and water) footprint by consuming less meat. Our substitutes are versatile and can replace animal protein. Another example is ICL’s Fibagro Advance, our peat alternative growing media that uses waste from the timber industry and a thermo-mechanical process to create a unique matrix that improves moisture and nutrient retention with a lower carbon footprint compared to peat and other peat alternatives.

In addition, tracking consumer preferences toward low carbon footprint products (Market Demand Opportunities), we have developed a multi-nutrient fertilizer based on naturally occurring Polysulphate®. Polysulphate® requires no chemical processing, creates no waste products and has less potential to add to global warming than other comparable products. With its low carbon footprint, Polysulphate® is a fertilizer that could help farmers reach their industry or national carbon targets.

We are also researching new upcycling opportunities (Legislation and Regulation - R&D into Product Circularity). For example, the EU’s Circular Economy Action Plan 2020 promotes initiatives around the circular economy and encourages the use and re-use of resources for as long as possible. Expanded Polystyrene (EPS) foam is used in packaging and in insulation of buildings. Insulation EPS contains brominated flame retardants (with high global warming potential) that, due to their restricted use as a Persistent Organic Pollutant in numerous jurisdictions, prohibits their recycling. The ‘Polystyrene Loop’ initiative is driven by 70 members of the polystyrene value chain (producers to converters). ICL is a leading member of the initiative and has developed a technically verifiable method to safely remove brominated flame retardant from high quality construction EPS to enable the EPS to be recycled. This initiative was supported by funding from the EU (Funding for LIFE) to encourage product circularity.

In recognition of the importance of research and development (R&D) for our sector (we have been granted 770 patents in various countries), we also describe our strategic research, development and innovation activity as it relates to climate change in the R&D section below.

Informing Future Strategy

The ICL TCFD program is designed to complement and augment ICL’s existing climate strategy and associated risk management. ICL has applied forward-looking scenario analysis to identify physical and transition climate-related risks and opportunities that could have a material financial impact on the business over short (0-3 years), medium (3-10 years) and long (10+ years) term time horizons.

During 2021, ICL, initiated a high-level climate change scenario analysis to better understand the potential timing and materiality of climate-related risks and opportunities across ICL’s key geographies and business segments. The assessment was completed using relevance weightings and climate data to show the trends by key indicators for specific climate scenarios, considering future timeframes

ICL Group Limited 97

The following timeframes and scenarios were used in the assessment:

•	Physical risks: 2030 and 2050, using the Intergovernmental Panel on Climate Change (IPCC) Representative Concentration Pathway (RCP) 4.5 (low carbon scenario) and 8.5 (high carbon scenario);

•
Transition risks and opportunities: 2025, 2030, 2040 and 2050, using the two scenarios ‘Stated Policies Scenario (STEPS)’ and ‘Sustainable Development Scenario (SDS)’ developed by the International Energy Agency (IEA). Additional scenario data was obtained from equivalent scenarios to STEPS/SDS. The IEA scenarios use carbon prices as an input into their modelling For example, STEPS take into consideration existing or announced carbon pricing schemes and in SDS it is assumed that pricing is established in all advanced economies.

The outputs from this process resulted in a set of potential financially material physical risks (Table 1 below) and transition risks and opportunities (Table 2 below).

Physical Risks:

Climate-related physical- risks may be expected to occur under all scenarios but may be more material under the high carbon scenario - IPPC RCP 8.5. Table 1 identifies the headline potentially material physical risks that may affect regions in which we operate, including extreme heat, storms and high winds in the long term (by 2050, under RCP 8.5).

Table 1: Physical risks by region under Baseline and Projected RCP 8.5

Location	Short-term 0 to 3 years (2022 to 2025)	Medium-term 3 to 13 years (2025 to 2035)	Long-term 13+ years (2035 to 2050)
Israel	Extreme Heat, storm & wind	Extreme heat, storms and wind, water stress.	Extreme heat, storms and wind, water stress
China	Watercourse & rainfall flooding, storms & wind, water stress	Extreme heat, watercourse & rainfall flooding	Extreme heat, watercourse & rainfall flooding
Europe	Watercourse flooding, storm & wind	Extreme heat, watercourse & coastal & rainfall flooding, storms & wind, water stress	Extreme heat, watercourse & coastal flooding, storms & wind, water stress, wildfires
USA	Watercourse flooding, extreme heat, storms, & wind	Extreme heat, watercourse flooding, storms & wind, water stress	Extreme heat, WC flooding, storms & wind, water stress

* The table above is based on an analysis of ICL’s main sites. The new acquisitions in Brazil that occurred during 2021 have yet to be analyzed as part of the 2021 process.

Mitigation measures currently adopted by ICL at various sites include, but are not limited to, flood management plans, specific insurance policies (e.g., for high winds), emergency response plans, and improved ventilation measures.

These potential physical risks will be further evaluated by ICL as it further develops its TCFD program in the coming years. However, it is noted that the physical risks in Table 1 do not yet consider those that may arise in the value chain, and which might affect future demand for products or on the availability of supplies.

ICL Group Limited 98

Transition Risks and Opportunities:

Transition risks will be experienced as economies transition towards a low carbon / net zero world. In 2021, an initial assessment was performed for the first time at ICL. Under the plausible scenario modelling completed to date, initial potential transition risks and opportunities in the short-medium- and long-term have been identified and are presented in Table 2.

Table 2: Examples of potentially material climate-related transition risks and opportunities for ICL, including planned or existing responses

Risk / Opportunity description	Key ICL Segments	Risk / opportunity	Planned or existing responses
Regulation and Policy particularly in the medium term: Additional costs associated with increasingly stringent climate policy mechanisms, such as carbon pricing, emissions trading and carbon taxes including carbon border mechanism advancements.
	All	Risk	Measures to reduce industrial CO2e intensity, such as internal carbon pricing, fuel switching, electrification, production process optimization and energy efficiency
Regulatory and Policy, Market Demand and Reputational, particularly in the medium term: Increasing requirements to invest in renewable electricity generation, storage and purchasing, due to external policies and internal targets.
Investment in site's operational improvements, such as energy efficiencies and optimization of production processes.
	All, particularly Potash and Phosphate Solutions	Risk	Measures to transition away from unabated natural gas use, such as fuel switching, electrification, process optimization and energy efficiency
Market demand in the medium and long term - Decrease consumer demand for some of ICL’s products	All, mainly IP and Phosphate Solutions	Risk	• Reviewing potential risks. • RD&I is working to find alternatives and new opportunities
Regulatory and Policy particularly in the medium term:
Increased shipping transportation costs as a result of measures (investments/regulatory instruments) implemented to increase efficiency of the global shipping fleet
	All	Risk	• Explore using low-carbon shipping methods and suppliers in the global supply chain
Market Demand in the short to medium term: Increased consumer demand for ICL’s low-carbon products driving up revenue	All	Opportunity
•          Investment into R&D for low-carbon fertilizers, as well as meat and dairy substitutes
•          Increase in target revenue for low-carbon products – aligning with the trend for product circularity and life cycle regulation
•          Creating procedures to collect, analyse and manage GHG data from all operations

ICL Group Limited 99

Risk / Opportunity description	Key ICL Segments	Risk / opportunity	Planned or existing responses
Regulation and Policy driving Market Demand and Technology Innovation in the short to longer term: Increase in renewable energy generation leading to a reduction in emissions and operating costs	Dependent on geography, all particularly Potash and Phosphate Solutions	Opportunity	• Energy efficiency • Increase in renewable energy generation or procurement
Regulation and Policy driving Market Demand in the short to medium term: Increased electrification of industrial processes leading to a reduction in emissions and operating costs	All, particularly Potash	Opportunity	• Electrifying fossil fuel-based industrial processes

ICL acknowledges that the application of a scenario analysis to climate-related risk is a relatively new and rapidly evolving area. As part of our TCFD program, we will continue to enhance our analysis capabilities to reflect developments in modelling, policy, emissions pathways and wider stakeholder expectations. The outputs from further scenario analysis work, including carbon price trajectories, will be used to enhance ICL’s existing business planning processes and inform strategy. They will also be used as an engagement tool to improve understanding of climate related risks and opportunities within the Company. In this way, ICL will seek to integrate climate-related issues into its regular financial processes.

Risk Management

ICL has established formal and uniform enterprise risk management (ERM) policies and procedures that follow the COSO1 risk management methodology. These policies and procedures have improved management processes for identifying, assessing and mitigating ICL’s top-rated risks. ERM activities utilize an integrated business framework to embed risk management into the Company’s business culture. Identified Individual risks, for example, related to extreme weather at individual locations, are prioritised with associated mitigation plans, often involving significant capital spend, to ensure long-term future resilience. This integration is designed to increase the performance of the different ICL business units, to support corporate efforts, to minimize exposure to and potential concentration of risks, including those related to climate-change, and to enable strategic achievements. ICL’s continuing review of the climate-related elements within its ERM, including those related to TCFD, will guide ICL’s future responses to, and risk management of, climate change impacts. This will include support for the senior management committees charged with managing both physical and transition-related climate risk.

1 COSO Committee of Sponsoring Organizations of the Treadway Committee

ICL Group Limited 100

Metrics and Targets

Metrics

The GHG emissions reported below include all direct (“Scope 1”) and indirect energy-related (“Scope 2”) emissions of the primary known greenhouse gasses, including: CO2, CH4, N2O and HFCs/HCFCs and SF6. During previous years reported, there was no consumption or emissions of PFCs or NF3. Direct emissions include emissions from stationary and mobile fuel combustion, refrigerants, non-energy related process emissions and emissions from onsite wastewater treatment facilities. Indirect energy‑related emissions include the calculated emissions resulting from consumption of purchased electricity, steam, heating and cooling.

The table below presents ICL’s greenhouse gas emissions for the years 2021 and 2018 (the baseline year). ICL followed the GHG Protocol and ISO 14064 standard methodologies. An independent assurance process was performed by an external expert, which included verification and validation in accorded with ISO 14064-3 standard for greenhouse gas statements.

Scope 1 & 2 GHG emissions

		Year 2021 (1)	Year 2018 (2)	VS 2018
Scope 1	CO2e tons (thousands)	2,158	2,220	(2.8%)
Scope 2	CO2e tons (thousands)	380	720	(47.2%)
Total scope 1+2 GHG emission	CO2e tons (thousands)	2,538	2,940	(13.67%)

(1)	Emissions from facilities acquired during 2021 are not included in the current greenhouse gas measurements.

(2)	2018 is the baseline year for ICL’s decarbonization roadmap.

ICL expects to further refine its Scope 3 emissions data collection procedures over time and to include data on Scope 3 emissions in future Disclosures.

ICL’s 2021 Scope 1 & 2 emissions are 13.67% lower than the 2018 emissions, on course to meet the 2030 target successfully.

A reduction in emissions was achieved over the period 2018 to 2021 through the commissioning of the Sodom CHP (Combined Heat and Power) plant, which now supplies almost all electricity consumed by ICL’s sites in Israel. The electricity generated is of much lower carbon intensity compared to the less efficient oil-fired power plant it replaced, and the majority of the heat generated in combination with power generation is used in the Sodom production facilities, displacing natural gas previously used solely for process heating.

Further reductions mostly resulted from a decrease in Scope 2 emissions due to ICL’s decision to purchase renewable electricity for the majority of ICL sites in Europe.

ICL Group Limited 101

R&D

ICL continues to invest in research and development activities to meet many of the challenges posed by climate change, and to date has lodged over 770 patents, some of which are a response to climate change. Examples of the R&D that ICL is currently engaged in include:

•	The development of “next generation fertilization” to promote nutrient use efficiency, biodegradable coatings, nutrient sensing, growth enhancers, nitrogen fixation and soil health.

•
Food technology developments in the areas of food texture improvement, stabilization, salt reduction, shelf-life extension and the development of alternative, plant-based proteins, including meat substitutes.

•	Studies and development in the areas of E-mobility and sustainability, focusing on energy storage solutions, hydrogen carriers for fuel cells, urban mining and lithium battery recycling.

•	The development of novel materials, including flame retardants, paints & coatings additives and biocides.

•	Circular economy initiatives, including developments of waste-to-product solutions, waste recycling and efficiency improvement.

•	ICL’s Industry 4.0 program, which develops IOT concepts in manufacturing, safety and environment, machine learning and artificial intelligence for manufacturing optimization and product development.

•
ICL’s Digital Agriculture program, which aims to leverage ICL’s digital platforms and data-driven solutions to create an agro-professional community, enabling sharing of information and knowledge between growers and agro-professionals, retailers, academia, and food producers to extract the most value from agriculture.

Targets

ICL has established a decarbonization roadmap to achieve net zero GHG emissions by 2050. The near-term milestone is to reduce Scope 1 and 2 GHG emissions by 30% by 2030, when compared to a 2018 baseline. ICL supports the global effort initiated by the Paris Agreement to reduce GHG emissions at a pace that limits global warming to no more than 2℃.

ICL has already implemented several measures included in its decarbonization roadmap, including:

•	Commissioning of a high efficiency gas-fired combined heat and power (CHP) plant at ICL’s Sodom facility to supply ICL’s facilities in Israel, replacing older, oil-fired power generation systems.

•	Beginning the transition to the procurement of renewably generated electricity, across all ICL sites, starting with the procurement of renewable electricity for ICL sites in Europe.

Other measures in the Decarbonization Roadmap for future implementation include:

•	Phasing out oil shale-firing for power generation at ICL Rotem (Israel), in favour of a more efficient gas-fired power generation plant with much lower GHG emissions.

•	Improved measurement of GHG emissions, including digital dashboards for more accurate and up-to-date reporting of emission at site and product levels.

•	Eliminating or reducing process GHG emissions.

ICL Group Limited 102

•	Converting ICL’s production plants in Israel to the use of natural gas in place of higher carbon intensity energy sources such as fuel oils.

•
Increasing energy efficiency through the phasing out of inefficient production technologies, streamlining its production facilities, increasing the efficiency of its consumption of heat and steam, recovering heat where possible.

•	Reducing the use of electricity for lighting and air conditioning through the implementation of more efficient technologies.

•
Targeting 50% of electricity to be sourced from renewable energy, mainly at sites in Europe and North America. Renewable electricity supplies and market mechanisms such as power purchase agreements are not yet available in other parts of the world, but ICL will seek to increase its share of renewable electricity as it becomes available.

•
Planning for installation of solar photovoltaic (solar PV) electricity generation systems in all available and appropriate areas within the operational boundaries of ICL sites in Israel, Spain, Germany and other countries.

•
Use of carbon pricing consideration in product development and investment decision-making, in order to raise internal awareness, promote better life-cycle costing decisions, and better prepare our business for future emissions trading schemes.

Energy

We are engaged in efforts improve our energy metrics by increasing our use of clean and renewable energy, utilizing more efficient electricity production units (natural gas-based cogeneration) and implementing a multi-year energy efficiency program.

Renewable Energy

Our Company has created a cross-organizational team which includes representatives of our Global Procurement Organization (GPO) and Operational Excellence unit. They are responsible for increasing the renewable energy component in ICL’s fuel mix.

We have already invested in transitioning to renewable energy (externally-supplied electricity) for the majority of the electricity consumed by our European sites. These market-based emission reductions have made a significant impact on our emissions generated in Europe. This approach will be rolled out in North America during 2022, although the market for power purchase agreements and other similar renewable electricity supply contract mechanisms is not yet as developed as in Europe. In other regions where we operate, there are currently no mechanisms to directly procure renewable energy.

In addition, we conducted several feasibility studies across Europe and Israel during 2021 to identify which of our site assets are suitable for Photo-Voltaic (PV) installations. Several statutory challenges are delaying the implementation of PV in Israel. Certain projects have overcome the hurdles and been approved, and construction is expected to commence in early 2022. During 2022, our North American operations will be similarly assessed, and our other main sites globally (predominantly in Brazil and China) will be assessed in 2023.

Long-term, we are looking at projects that are compatible with our net zero (by 2050) goal. As we expect these types of projects to include major infrastructure challenges, we are initiating them now. One of the major projects that we are currently launching is a PV plant combined with Green Hydrogen production at our Sodom site (green hydrogen is defined as hydrogen produced by splitting water into hydrogen and oxygen using renewable electricity).

ICL Group Limited 103

Natural Gas

In 2010, we made a strategic transition to increase our use of natural gas (NG) instead of heavy fossil fuels (fuel oil, kerosene, diesel and shale oil) to power our largest production plants in Israel. The transition is nearly complete, with more than 95% of ICL Israel’s main energy-consuming sites converted to NG. This transition has also significantly reduced our emission of air pollutants (such as NOx and PM) in the areas surrounding our sites.

The remaining step in this transition is to transition away from the combustion of shale oil at our Rotem Israel site. In 2021, we ceased extracting shale oil minerals and commenced the construction of a new NG-fired turbine installation. We expect this new facility to commence operations in 2022, significantly reducing our emissions of GHG (and other pollutants) at the Rotem Israel site.

For more information regarding natural gas agreements, see Note 18 to our Audited Financial Statements and "Item 3 – Key Information - D. Risk Factors - Our operations could be adversely affected by price increases or shortages with respect to water, energy and our principal raw materials".

The European Energy Efficiency Directive (EED)

In July 2021, the European Commission published a proposal to recast the EU Directive on Energy Efficiency, aimed at further stimulating efforts to promote energy efficiency and achieve energy savings in the fight against climate change. This initiative forms part of the EU’s package of measures aimed at reducing net greenhouse gas emissions by at least 55% by 2030, with an ultimate objective of becoming climate neutral by 2050. Currently, the EED requires an 0.8% per year energy efficiency improvement through the end of 2023, but the proposal seeks to almost double this figure to 1.5% as of 2024 until 2030. The proposal requires each Member State (MS) to determine their own national contribution (based on a formula of objective criteria and benchmarks), which reflects national circumstances. We fully expect that each MS will develop its own response to these proposed changes to the EED, and the Company will develop plans and strategies to comply with these requirements for all our European operations going forward.

Air Quality

Reducing air emissions is a central goal of our environmental strategy. We are taking steps to reduce air emissions by implementing emission prevention solutions and switching to cleaner fuels. Our sites regularly monitor their emissions of pollutants to better manage our operations.

Israel

In Israel, air emissions from major industrial operations are regulated by the Clean Air Law (hereinafter - the Law) which aims to improve air quality, prevent, and reduce air pollution by implementing both prohibitions and obligations, and protect the health and quality of life of human beings and the environment. The Law addresses emission sources (including all our production plants in Israel) and is intended to serve as a platform for implementing the regulatory principles currently in place in the European Union (EU), specifically the principles of the IED (The Industrial Emissions Directive) that was adopted by the EU.

ICL Group Limited 104

Our plants in Israel that fall under the definition of Emission Source Subject to Licensing Requirements, have received air emission permits. In the event of deviations from the emission permits’ conditions, we could be subject to administrative enforcement measures, as well as to criminal liability. In addition, certain restrictions on our operations and significant capital investments may be imposed on our Company. In order to comply with the emissions permits granted under the Law, we have made significant investments, and will continue to do so as necessary. As a result, some of ICL’s air emissions have decreased considerably.

•	DSW and DSM will implement major dust reduction projects over the next few years. Our other production sites in Israel will also increase their efforts to reduce particle emissions.

•
In June 2021, Rotem Israel's emission permit was renewed by the Israeli Ministry of Environmental Protection (MoEP), which is valid until September 2023. The renewed permit reflects an updated outline of requirements. Postponement in the execution of a limited number of projects was granted within the framework of an administrative order under Section 45 of the Law.

By the end of 2021, Rotem Israel had completed 77 of 194 specific tasks required by the permit. Rotem Israel is striving to implement the requirements of the permit through a multi-year plan that includes several significant emissions reduction projects. Management still expects difficulties in meeting the execution schedules of a limited number of projects and accordingly continues to work with the MoEP to find a satisfactory solution regarding the timing of the investments, taking into account the impact of uncertainty surrounding Rotem Israel's activity, as far as the implementation of long-term projects is concerned. For more information, see Note 18 to our Audited Financial Statements.

Europe

In Europe, emissions are regulated under the EU IED – Industrial Emission Directive, as well as regional and local regulations. Preventive measures and Best Available Technology (BAT) are applied. These regulations are translated to national legislation. Emission limit values for relevant substances are included as part of the authority's approval. Rules guarantee protection of air, soil and water. In addition, in Europe relevant emissions control is conducted by authority inspection through independent technical supervisory associations and by self-inspection. Relevant plants in the EU are subject to the European SEVESO directive, which requires regular safety inspections and prepare reports.

Americas

Air emissions in the Americas are managed through operating permits issued by the relevant agency responsible for each individual site. In the US, air permits are issued under the authority of the US Environmental Protection Agency’s (EPA) Clean Air Act. In Brazil, air emissions are managed under the site’s operation license issued by the relevant state environmental agency.

China

Air emissions in China are regulated in accordance with the Law of the People's Republic of China on the Prevention and Control of Atmospheric Pollution and the Regulations on the Management of Pollutant Discharge Permits.

•
SBCL – Bromine leakage occurred during January 2022. According to the guidance of local authorities, production onsite was halted. Corrective actions were taken. Production activity is expected to resume by mid – March, following the approval by authorities.

ICL Group Limited 105

Water

We regard potable water as a high-value natural resource. Several of our major production sites are located in water-stressed regions. Water conservation is therefore an inherent part of our business culture. Our production facilities maintain various water conservation projects, including using brackish water and recycling treated wastewater. We track the consumption of water at our facilities worldwide and promote the implementation of water efficiency projects.

We expect potable water to become scarcer in the future across the globe. As water scarcity becomes a pressing issue due to climate change and other factors, we expect greater and stricter regulation of water consumption and wastewater quality. We also anticipate that we will need to invest additional resources to enhance our water efficiency and wastewater quality at several of our plants.

Several of our major production facilities are located in Israel. The country, though located in a water-stressed region, manages its water resources efficiently. Desalination plants and Reverse Osmosis (RO) plants are major contributors to the country’s potable water resources, thereby reducing potable water scarcity in the country. In addition, industrial facilities, such as our facilities in Sodom, are allowed to use non-potable water where possible.

Further information about water related issues in Israel, see Notes 17 and 18 to our Audited Financial Statements.

Wastewater, By-products, Waste & Hazardous Waste

We track and manage our waste streams and take various steps to reduce waste. We identify and seek to maximize potential reuse and recycling of relevant waste streams and are proactive in searching for ‘circular economy’ opportunities. For further information, see the “Circular Economy” section above. During production processes at our facilities, industrial liquid and solid wastes are produced. Storage, transportation, reuse and disposal of waste are generally regulated by governmental authorities in the countries in which we operate. Wastewater quality and quantities must comply with local regulations and with permits at relevant sites. We strive to implement zero discharge policies where applicable. Various production sites have adapted their treatment systems to the standards applicable to them. We track and manage our waste streams and take various steps to reduce waste or identify and maximize potential reuse and recycling of relevant waste. Most of the waste is either directly treated by us or treated by external certified vendors.

Although we strive to reduce the likelihood of wastewater leakages or solid waste and hazardous materials unexpected releases, we may not always succeed to prevent such incidents, which may occur, among other things, due to various factors that are not within our control. In the event of difficulties in the reuse or disposal of waste generated in our facilities, interruptions or production stoppage may occur and significant costs may be imposed. If we cannot properly mitigate and reduce the exposure, our operations may be adversely and materially affected.

For further information, see “Item 3 - Key Information— D. Risk Factors— As a leading global specialty minerals company the nature of our activities means that we are inherently exposed to hazards relating to materials, processes, production and mining" and “Item 3 - Key Information— D. Risk Factors— Our ability to operate and/or expand our production and operating facilities worldwide is dependent on our receipt of, and compliance with, permits issued by governmental authorities. A decision by a government authority to deny any of our permit applications may impair the Company’s business and its operations”.

ICL Group Limited 106

Israel

Liquid and solid waste and other emissions are regulated by multiple regulations. Our plants in Israel implement waste monitoring and management measures. Each plant is required to inform the authorities on the amount of waste and treatment method for every waste stream under Israel’s PRTR (Pollutant Release and Transfer Register) regulation. Wastewater regulations, including effluent limits, are regulated by the MoEP and partly by local authorities.

Pursuant to the conditions set by the MoEP in their Toxins Permits, our plants in Israel have conducted historical land contamination surveys and submitted them to the MoEP.

•
ICL Dead Sea (DSW) - Salt by-product is transferred to a large open-air depot, in proximity to DSW’s site. The open-air depot's dimensions (height and area) are limited by statutory requirements. DSW is examining alternatives for salt storage/treatment.

•
Rotem Israel – The site is implementing a master plan for wastewater treatment, with the principal goal of reducing effluent quantities, by converting some effluents into products, wastewater recycling, reducing water consumption, treatment/neutralization of wastewater and restoration of wastewater ponds. The plan currently includes additional wastewater streams created by air emission purification processes, as required by the Israeli Clean Air Law.

As part of its treatment of liquid and solid waste, the site treats gypsum waste by ponds and storage. In September 2021, the authorities approved a gypsum storage comprehensive plan that would allow the Company to store gypsum for the next 30 years. In addition, the plan allows the use of “Pond 5”, which has been operating since 2018, until the end of its operational life, expected in 2024. The Company began planning the remediation of gypsum Ponds 1 to 3 that were used by Rotem Israel in the past. In accordance with current regulatory requirements, future expansion of the storage piles will need to be positioned on new protective infrastructure. Another requirement is the establishment of restoration methodologies for these large storage piles. Rotem Israel is planning to comply with these requirements and is striving to find alternative uses for the gypsum with external industry partners. For further information, see Note 18 to our Audited Financial Statements.

The Rotem site has also completed the implementation of a multi‑year master plan to prevent ground pollution by fuels or oils.

•
Neot Hovav - Pursuant to the requirements of the MoEP, in the coming years our Neot Hovav site will be required to treat existing hazardous waste (historical). This waste is stored in a designated defined area on the site's premises, in coordination with the MoEP. Some of the currently produced waste is also stored in this area. Treatment of this waste is partly conducted through a combustion facility (Bromine Recovery Unit), which recovers hydro-bromine acid. Additional waste quantities are sent to external designated treatment facilities. Once the area is cleared, the Company will be required to conduct soil surveys.  For further information, see Note 17 to our Audited Financial Statements.

•
ICL Periclase - The site is working to reduce historic Magnesia waste, stored in a designated waste area, and to reuse it for the benefit of a circular economy. ICL Periclase is implementing a project that uses magnesia powder, a non-hazardous material, to fill sinkholes in the Dead Sea region. The project is expected to be completed by January 2023.

•
ICL Haifa (F&C) – Treated wastewater of the site's facilities flows into the Kishon River, according to a permit issued by the MoEP. To comply with the standards covering treatment of the wastewater, the site, in coordination with the MoEP, is conducting a project to channel the treated wastewater underground. This project is in advanced stages.

ICL Group Limited 107

Following laboratory tests that were performed at the site, the MoEP raised a concern regarding local underground water pollution. Therefore, the ICL Haifa site was given two alternatives - sealing the existing runoff pond, or building a new pond. After a thorough examination of the two alternatives, the site decided to build a new pond to reduce the risk to which the plant is exposed.

The production process of phosphoric acid produced in the 1990’s at a facility which has since been shut down, has created a by-product in the form of a gypsum pile which is stored at the site. The site is working in coordination with the MoEP and taking the necessary actions according to regulatory requirements, including the Toxins Permit issued to the site.

Europe

Liquid and solid waste and emissions are regulated under the European IED – Industrial Emission Directive. The Company implements waste monitoring and other management measures. It is  obligated to inform the authorities of the results. Wastewater regulations, including effluent limits, are regulated by states and partly by communities. We are subject to provisions regarding the avoidance of pollution and conditions for assessing compliance with emission limit values.

Wastewater is partly pre-treated and sent to municipalities and third parties for final treatment before discharge, or at levels that can be discharged to surface waters without treatment. Production processes, in general, do not generate significant volumes of direct solid waste. In event that solid waste must be disposed, we strive to perform in accordance with relevant European requirements.

•
ICL Boulby - All wastewater leaving our site in the UK is permitted according to the UK’s Environment Agency. The site's wastewater consists of extracted sea water, mine brines, gathered surface rainwater and water treated at the on-site sewage plant. Multiple parameter limits are imposed on the site by the wastewater permit, and no compliance breaches have occurred since the site’s transition to producing Polysulphate®, and, in fact, wastewater amounts have been reduced considerably.

•
ICL Iberia - A multi-year program is underway to restore large salt piles, while paying close attention to the issue of wastewater drainage and sludge treatment. In April 2021, the Company signed an agreement with the ACA, Catalan Water Agency, for the construction and operation of a new collector. The new collector is infrastructure required for the removal of brine water that will be used for restoration, as well as for production. For further information regarding the restoration plan and the agreement for the construction and operation of the collector in Spain, see Notes 17 and 18 to our Audited Financial Statements.

ICL Iberia has also successfully passed the audit for the certification of UNE 22470 and 22480 standards, which accredited ICL Iberia as a sustainable mining company. ICL Iberia is also engaged in a program regarding non-mining waste management to valorize and reduce its waste, in accordance with local and European waste management.

ICL Group Limited 108

Americas

Liquid and solid wastes at our Americas sites are managed in accordance with country and state-specific regulatory requirements. In the US, solid and hazardous wastes are regulated by the Environmental Protection Agency’s (EPA) Resource Conservation and Recovery Act. In Brazil, waste is managed under the site’s operation license issued by the relevant state environmental agency.

ICL follows a qualification process for waste vendors who assist us in ensuring that waste is properly profiled, treatment standards are followed, and disposal processes meet regulatory requirements. Wastewater is managed through site industrial discharge permits that are managed through federal, state or local agencies. Wastewater treatment is mainly focused on chemical treatment. Wastewater treatment systems are maintained on a regular basis.

•
ICL US Gallipolis Ferry - The site operates under a National Pollutant Discharge Elimination System (NPDES) Permit which regulates water discharge from point sources and is renewed every 5 years. The site operates a large Wastewater Treatment Plant (WWTP). Discharge limitations, set by the West Virginia Department of Environmental Protection (WVDEP), are becoming stricter, placing a challenge on the treatment capabilities for some parameters being treated within the current WWTP. Therefore, in 2021 the site installed new technology for its wastewater treatment processes. The site has been very active in pursuing recycling initiatives, which helped achieve a landfill to recycling ratio of 50%. Additionally, the facility entered into a Voluntary Remediation Agreement (VRA) with the former owner of the facility, and the WVDEP. The active remediation has been completed and is being reviewed by the WVDEP for approval.  Currently, there is ongoing periodic groundwater sampling, analysis, monitoring, and reporting to the WVDEP, per the VRA.

China

According to the Law of the People's Republic of China on the Prevention and Control of Solid Waste Pollution and the National Catalogue of Hazardous Waste, solid waste is collected, stored and transferred. General industrial solid waste is entrusted for comprehensive utilization by qualified organizations, and hazardous waste is entrusted for treatment by organizations with a Hazardous Waste Business License issued by the Department of Ecological Environment of Yunnan Province.

•	YPH- All wastewater at YPH, after physical or chemical treatment, is reused in the production system with zero discharge.

•
LYG - During 2021, ICL ceased operations at its LYG plant following a request by the Chinese authorities to either relocate the plant or cease its operation. As part of the closure process, soil surveys were conducted. Once concluded, ICL is expected to receive compensation due to the closure.

ICL Group Limited 109

Ecological Impact

We manage our mineral extraction sites according to local regulations and depend on concessions that are granted to us. Our broad and varied operations cover the entire lifecycle of our products, from the initial production of raw materials through manufacture of the final product. This is becoming more challenging as the population grows in proximity to our sites. To try to minimize any unexpected disturbances by our facilities to their surrounding communities, we have increased our efforts to take precautions and safety measures in our activities, especially those which involve hazardous materials.

We aim to minimize the ecological impact of both our mining and production activities, beginning at the initial stage of planning, through the implementation of recommendations and finally by monitoring and minimizing their impact. We continuously implement relevant operational methodologies and necessary technologies to prevent unexpected ecological impact. In the event of an ecological impact, we strive to mitigate and remediate the impact, in accordance with best practices and regulatory requirements, including by coordination with the relevant local authorities. For further information, see “Item 3 - Key Information— D. Risk Factors— As a leading global specialty minerals company the nature of our activities means that we are inherently exposed to hazards relating to materials, processes, production and mining".

It should be noted that our Sodom production facility is located in the Jordan Rift Valley, or Syro-African Depression, a seismically active area. For further information, see “Item 3 - Key Information— D. Risk Factors— The locations of some of our mines and facilities expose us to various natural disasters, including as a result of climate change".

•
ICL DSW – Due to the negative water balance, the water level in the northern basin of the Dead Sea is decreasing. The receding water levels over the years has required ICL to reposition its pumping station northwards, in order to enable continued operations in the Dead Sea region, which also enables the existence of tourism infrastructure. The P-9 pumping station and feeder canal crossing the Tze’elim stream were constructed in order to maintain operational continuity. The Tze’elim stream alluvial fan is one of the largest and most developed of all the surviving fans in the area, and therefore it is important to preserve it and to protect the biodiversity existing in this habitat. ICL reached an agreement with environmental authorities and organizations, according to which, seven culverts were constructed above the excavated canal to allow flood waters to flow through the original flow channel, without damaging the feeder canal, while maintaining the braided channel fan pattern. In addition, the culverts serve as an ecological corridor, by providing passageways for animals. ICL periodically reviews field data and makes adjustments in accordance with the findings. For further information, see “Item 4 – Information on the company — D. Property, Plant and Equipment — Mineral Extraction and Mining Operations- Dead Sea”.

•
ICL Iberia - ICL Iberia’s past activities have resulted in the salinization of some water wells in the Suria and Sallent sites. Compensation to the relevant owners is under discussion. For more information, see note 17 to our Audited Financial Statements.

•
Rotem Israel - In 2017, Rotem experienced an environmental accident in which approximately 100,000 cubic meters of acidic phosphogypsum liquid were released into the surrounding environment, as a result of a breach in its Number 3 detainment pond. The liquid entered the nearby Ashalim Creek (Nahal Ashalim), which flows through an area designated as a nature reserve. To the best of our knowledge, as of the reporting date, criminal investigation of the event is still underway. We took intensive actions to restore the creek, to its state prior to the accident, in full cooperation with the relevant authorities.

ICL Group Limited 110

Following the incident, the Israel Nature and Parks Authority (INPA) closed the nature reserve to the public. We conducted a risk assessment process of the creek, together with leading experts. The assessment was meant to assure that the creek’s hiking trails can be reopened and do not pose risks to hikers' health. The assessment was completed in late 2019 and the results were presented to the authorities. All risk levels were found to be acceptable, and in June 2020, the Ashalim Creek was reopened for hikers. For further information, see Note 18 to our Audited Financial Statements.

Rotem Israel is in a process to remediate its gypsum ponds, based on a remediation plan that was established following the ‘Florida Standard’ and approved in 2020. The remediation work, which commenced in September 2020, was stalled due to discussions with the MoEP regarding the approval of landscape restoration. Discussions are still on going, but Rotem Israel expects to resume remediation process during 2022. In addition, Rotem Israel is designing a remediation action plan for its acidic wastewater ponds.

In 2020, an application for a class action was filed against the Company, according to which, discharge, leakage and seepage of wastewater from Rotem's Zin site, allegedly caused various environmental hazards to the Zin stream, which resulted in damages. For future information, see Note 18 to our Audited Financial Statements.

Part of the environmental challenges Rotem Israel is facing and handling, including certain environmental class actions against the Company, pertaining to environmental damages originating in the period that the Company was owned by the Israeli government, prior to its privatization.

•
ICL R&D Beer Sheva - A soil survey was conducted. The initial results of the survey point to small amounts of contamination. ICL will act in accordance with the survey's findings, and related MoEP guidelines.

•
lCL Periclase - In 2021, brine, a non-hazardous substance, leaked from a ruptured pipeline in a nature reserve. No significant damage was recorded, and we are in the process of remediating the area. We committed to testing and replacing the necessary pipeline components, in order to prevent future occurrences.

ICL Group Limited 111

Biodiversity

Biodiversity, also called biological diversity, is the variety of life found in a place on Earth. A common measure of this variety, called species richness, is the count of species in an area. We recognize the need to consider environmental factors when using land and managing our operations, particularly in ecologically sensitive areas, including areas with unique cultural value. We are committed to ongoing consideration of the impact of our activities on biodiversity in our decision making.

Examples regarding our management of biodiversity at some of our mining sites includes the following:

•
ICL DSW - Sodom Saltmarsh Lake. The Ashalim reservoir, located south of the ICL’s Dead Sea site, is a wet habitat, situated within a typical arid habitat. It is abundant with rich biological diversity. ICL Dead Sea, whose excavations in the region created this wet habitat, takes extra measures to preserve it and invests in making this unique habitat accessible to the public. In the past, the Sodom salt flats area was a resting stop and habitat for migratory birds. Today, due to changes in the land’s use – to agriculture, residential and industrial purposes, almost no salt flats remain. These flats have unique characteristics with high salinity in the soil and unique species that have adapted to these extreme conditions. The salt flats in Israel are a rare habitat and have been shrinking over time. The Sodom Saltmarsh Lake, initially created as a result of ICL Dead Sea’s excavation activities, has become a salt flat substitute. The lake was created from a rise in groundwater in the excavated area. Over the past few years, the lake has had relatively good water quality year-round. We also started monitoring the lake, using sensors, to continuously measure its water quality. Vegetation was planted in a stable water environment. The lake is now used as a resting spot for migrating birds and as a nesting site for a wide range of species.

•
ICL Boulby - Adjacent to ICL Boubly’s mining facilities, and within its operational area, are non-developed turfs where important habitats and species flourish. Most notable are the woodlands at Mines Wood and Ridge Lane Wood, near Dalehouse. These are some of the most wildlife-rich woodlands in the Northeast England / Yorkshire areas. The woodlands are home to invertebrates, birds and mammals. For over a decade ICL Boulby has worked with the Industry Nature Conservation Association (INCA) to monitor and manage the wildlife that exists in proximity to the mine. Key to this process is a Site Biodiversity Action Plan (Site BAP), operated by ICL Boulby within its operational area. The site BAP is designed to conserve the key habitats and species which live at the site, and is assisted by INCA annually. For further information see: “Item 4 – Information on the Company — D. Property, Plant and Equipment — Mineral Extraction and Mining Operations” and Note 18(c) to our Audited Financial Statements.

ICL Group Limited 112

Hazardous Substances

Some of the substances used at our facilities across the world (such as raw materials, etc.) are considered as hazardous substances. These substances require governmental approvals and registration. Relevant safety measures and procedures for storage and handling are implemented and maintained. Measures are taken to reduce the likelihood and the potential severity of incidents in case of an exposure to hazardous materials. This includes risk assessment, training, personal protective equipment (PPEs) and other relevant mitigation measures for employees and contractors. In addition, suppliers, transporters and vendors are qualified for proper handling of these materials.

Israel

As part of our operations in Israel, we produce, store, transport and use materials that are defined as hazardous materials according to the Israeli Hazardous Substances Law, 1993. Handling such substances requires a special permit for hazardous material from the MoEP ("Toxins Permit") that is renewed annually. All our Israeli companies have a Toxins Permit, as required by law, and they operate according to the special conditions defined in these permits. Leakage or loss of control of these materials could result in an environmental incident and cause damage to people and/or to the environment. We take measures to prevent such occurrences, and, at the same time, we prepare for such occurrences by means of emergency teams training and appropriate equipment for dealing with these types of events.

Europe

Some of the substances used in our European facilities (such as raw materials) are considered hazardous substances. Required approvals and registrations for these substances are secured and maintained. Relevant safety measures and procedures for storage and handling are also implemented and maintained. In addition to these measures, we only use qualified suppliers and transport companies, while qualification and training of employees is conducted on a regular basis. All requirements based on the GHS (Globally Harmonized System of Classification, Labelling and Packaging of Chemicals) are acquired and maintained.

Americas

Hazardous substances are utilized at ICL’s facilities in the Americas as raw materials and can also be found as finished products. Where required, registrations for the storage, handling and transportation of these materials are secured and maintained. Measures are taken to reduce the likelihood of releases of hazardous materials by way of supplier and transporter qualification, as well as training of employees, contractors and vendors on the proper handling of these materials.

China

Hazardous substances are utilized at our facilities in China as raw materials and can also be found as finished products. Where required, registrations for the storage, handling and transportation of these materials are secured and maintained. Measures are taken to reduce the likelihood of releases of hazardous materials by way of supplier and transporter qualification, training of employees, contractors and vendors on the proper handling of these materials.

ICL Group Limited 113

Limitation Regulation and Registration of our Products

As a global specialty minerals company, we are subject to multiple rules and regulations in terms of product safety. We ensure that the substances we produce, and sell, are handled in accordance with all such rules and regulations throughout their life cycle. These rules and regulations, among other things, impose limitations on the use of specific substances and products, require us to register and label some of our products and more. We continuously monitor these rules and regulations and take the necessary operational measures to ensure that we remain in material compliance with them.

New European Fertilizer Product Regulation

One of the future regulatory changes that may impact our products is the new European Fertilizing Product Regulation (FPR, formerly known as NFR), which was published in in 2019, with an effective date of July 2022. FPR covers a broad scope of materials, including all types of fertilizers, liming materials, biostimulants, growing media, soil improvers, inhibitors and other blends of these materials. The new regulation requires fertilizer producers to monitor new contaminating elements in fertilizer products. In addition, pursuant to FPR, fertilizer producers will have to demonstrate the ability to track their products to ensure their quality in the production and supply chain. The labelling of fertilizer products will need to change, and conformity assessment methodologies will need to be updated. Moreover, new tolerance levels for fertilizer contaminants are included in the FPR. One focus area is the level of cadmium in phosphate containing fertilizers. In addition, FPR includes very challenging biodegradation requirements for polymer coatings on controlled release fertilizers. These requirements need to be established by ICL until July 2026, for continued sale of controlled release fertilizers. We are actively undertaking steps to adjust to these new regulations for all relevant products.

New Chinese Polysulphate standard

A new industry standard for Polysulphate (as a fertilizer) was recently published in China. We are examining how this new standard may affect the supply of Polysulphate to the Chinese market and the options to meet its requirements.

ICL Group Limited 114

Chemicals Regulation and Registration

Europe and UK

The EU has established one of the most comprehensive chemical regulatory frameworks in the world known as REACH, a regulation setting up a framework for registration, evaluation, authorization and restriction of chemicals in the EU. Chemicals imported or manufactured in the UK are regulated by a new UK chemical legislation similar to EU REACH.

All ICL segments are implementing REACH, and are registering their chemicals as required by law. We have submitted applications for registrations of all chemicals relevant to our businesses in the EU (production and sale). As of the date of this Annual Report, a few substances are under evaluation by the authorities (ECHA and the member state). In addition, there are substances listed as Substances of Very High Concern (SVHC), which may result in various regulatory restrictions.

The following are examples of EU limitations on the use of specific chemicals used as flame retardants, biocides and other uses:

•
The European Ecodesign E-Display regulation, published by the European Commission in December 2019, bans the use of halogenated flame retardants in electronic display enclosures. The regulation has been in force as of March 2021. This is the first-time chemicals have been regulated under this regulation and was justified as a means to improve plastics recycling.

We believe the regulation conflicts with other EU regulatory processes, such as RoHS and REACH, and does not take into consideration current practices of EU plastics recycling. In addition, there are several available technologies for the recycling of plastics with halogenated flame retardants, while alternative flame retardants (not halogenated) present difficulties for plastics recycling. One plant recycling halogenated flame retardants is already in operation (PSLoop). BSEF (the International Bromine Council) has filed a lawsuit against the European Commission, petitioning the EU court to remove the ban. The ruling is expected during 2022.

•
Tetrabromobisphenol A (TBBPA or TBBA) flame retardant is under review as part of REACH. The results of the review are expected during 2022. TBBA is also being reviewed under the European Directive on the Restriction of the Use of Certain Hazardous Substances in electrical and electronic equipment (RoHS). The draft assessment was published in December 2019 and includes a proposal to restrict TBBA for its additive uses in plastics for EE&E (Electric and Electronic Equipment). BSEF commented on the proposed regulation, expressing concern regarding the scientific basis to justify any restrictions. The European Commission will review and make its final decision, likely in fourth quarter 2022. TBBA is mostly used as a reactive flame retardant and not as an additive.

Additionally, in November 2020, a proposal by Norway to classify TBBA as a carcinogen category 1B was made public and open for a consultation period until the end of January 2021. The proposal was reviewed in September 2021 by the Risk Assessment Committee (RAC) of ECHA, which provided an opinion that the classification is warranted. This change is likely to increase pressure to stop the use of TBBA as an additive flame retardant and increase workplace controls for all European manufacturers. A final decision by the Commission is expected during 2022.

ICL Group Limited 115

•
Ammonium Bromide: Sweden has filed a dossier supporting proposed classification as reproductive toxin category 1B under the Classification, Labelling & Packaging (CLP) EU Regulation. In October 2020, the risk assessment committee (RAC) of ECHA provided an opinion that the classification is warranted.  The final Commission decision on the classification is expected by Q2 2022. A decision on the further use of ammonium bromide as a biocide will be taken by the BPC (Biocidal Products Committee), probably during 2022, pending provision of additional data to be requested by Sweden.

•
Additional specific products of the Industrial Products segment are in the process of evaluation under REACH. For some products, there are draft or final decisions by ECHA to perform additional studies, a process that will take a few years until evaluations are completed. Other products are in the process of evaluation under the Biocides Products Regulation (BPR).

EU Chemicals Strategy for Sustainability

In addition to REACH and the various chemical-specific limitations described above, the European Commission has introduced a new Chemicals Strategy for Sustainability (CSS).

CSS was launched in October 2020 to provide a new long-term strategy for chemicals related policy, in line with the aims of the EU Green Deal. The CSS strives for a toxic-free environment, in which chemicals are manufactured and used in a way that maximizes their societal contribution, but avoids causing harm to the environment or the population, now and in the future. The strategy contains around 80 action points, which may have a significant impact on existing or future legislative frameworks such as CLP (Classification, Packaging and Labelling Regulation) and REACH.

We are carefully monitoring developments related to CSS, in order to be prepared for upcoming regulatory requirements which may affect many of our products.

US

The Toxic Substances Control Act of 1976 (TSCA), which was reformed in 2016, addresses the production, importation, use, and disposal of specific chemicals in the US. The TSCA is administered by the US Environmental Protection Agency (EPA), which regulates the introduction of new and existing chemicals. Under TSCA, certain substances are prioritized by EPA for its risk assessment. EPA publishes projected timelines for prioritized substances and the risk evaluation process. Some ICL products, such as TBBA, are under the TSCA evaluation. We are closely monitoring these publications, which might entail regulatory decisions on restrictions.

The state of New York has passed a bill banning halogenated flame retardants in electronic display casings. The new law impacts display and stands greater than 15 inches. It also places reporting requirements on manufacturers and retailers on the flame retardants they use in these devices. The law is expected to become effective in 2025. We believe the law conflicts with the federal TSCA's Law and the American Chemical Council is evaluating legal action.

Asia

In addition to REACH requirements in the EU, other countries, including South Korea, Turkey and EAEU (Eurasian Economic Union), have adopted, or are in the process of adopting, restrictive regulations similar to REACH, which may affect our ability to manufacture and sell certain products in these countries in the future.

In January 2019, amendments to South Korea's version of REACH (known as K-REACH) came into force. We completed, on time, the notification process under K-REACH, which is a prerequisite for the full registration (pre-registration phase), allowing us to continue selling in South Korea during the transition period, prior to the registration. ICL is working in accordance with the plan established for the registration of its products, which is in line with the deadlines defined by regulation.

ICL Group Limited 116

In June 2017, Turkey published its version of REACH, called the KKDIK Regulation. According to the KKDIK Regulation, chemicals, in excess of one ton per year, that are imported and/or manufactured in Turkey, need to be reported by December 31, 2020, followed by subsequent full registrations by December 31, 2023. The Company’s Turkish representative notified the Turkish authorities regarding its relevant substances in a timely manner.

Eurasia REACH requires companies that manufacture or import substances and mixtures into EAEU (Eurasian Economic Union) countries (Russia, Armenia, Belarus, Kazakhstan and Kyrgyzstan), in any amounts, to register these substances and mixtures. Although the requirement to notify of any such substances is on a voluntary basis, it is important for us to participate in this process, in order to ensure that our relevant substances will be listed in the EAEU inventory. We are participating in the inventory build-up process, and have submitted relevant substances for inclusion by the Russian authorities.

Israel

Following Israel's acceptance to the OECD in 2010, Israel's MoEP published a draft law to establish a national inventory of industrial chemicals and established processes for risk assessment and management of chemicals in Israel. The MoEP proposed that the law will enter into force on March 1, 2023, but it will give manufacturers and importers until September 1, 2024, to register chemicals. ICL is actively involved, via the Israel Manufacturers Association, in providing inputs regarding the proposed law. Once this new regulation enters into force, it is expected that it will have an impact on ICL, importers and manufacturers in Israel, including higher costs and complex administrative processes.

For more details on regulations and limitations of our products, see “Item 4 - Information on the Company— B. Business Overview—Regulatory and Environmental, Health and Safety Matters — Limitations on the Use of Specific Chemicals Used as Flame Retardants, Biocides and Other Uses".

Business Licenses and other permits

In the ordinary course of our Company’s business activities, we hold business licenses, permits and governmental approvals, including such related to environmental, health and safety, that are issued by various regulatory agencies to operate our facilities. We may be required to obtain or renew such licenses, permits and governmental approvals in the future, in order to continue our current or future operations throughout the world. ICL strives to comply with the terms and conditions set out in its business licenses and permits, as applicable, and in the event of any non-compliance, ICL acts to amend in full coordination with the relevant agencies. We do not believe that any individual plant facility that is subject to a business license or permit is material to our operation as a whole.

ICL Group Limited 117

In 2020, our ICL Terneuzen site submitted an application to renew its environmental permit. The application is expected to be addressed by the relevant local authorities in the first quarter of 2022. Our current permit is valid until the new permit is obtained. Local environmental authorities have updated the SVHC list, and for the materials listed there will be a need for adaptations. IPT continues to work together with the Dutch environmental authorities to close any relevant gaps, as identified in a gap analysis conducted in 2021. Please see “Item 3 - Key Information— D. Risk Factors - Our ability to operate and/or expand our production and operating facilities worldwide is dependent on our receipt of, and compliance with, permits issued by governmental authorities. A decision by a government authority to deny any of our permit applications may impair the Company’s business and its operations.”

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

As part of our ongoing efforts to strengthen our cyber defenses, we conducted a comprehensive Cyber Maturity survey in 2019 in cooperation with a leading international consulting firm, which was revalidated in 2020, and will be revalidated again in 2022, alongside intrusion drills and instructional videos designed to raise employee awareness. In addition, the Company retained the services of an SOC cyber center operating 24 hours a day, as well as cyber intelligence services. We also conducted a risk assessment of our sensitive IT systems in cooperation with several leading Israeli and international companies in the field of cyber defense. The Group also tests its continuity plans in order to improve disaster recovery in instances where an incident or vulnerability threatens the continuity of one or several critical processes, services or platforms.

Other lines of action also include the adequate training of ICL's management members in the area of security and incident management. Periodically ICL carries out simulation exercises in order to raise the level of awareness and preparedness of certain key personnel. We maintain cybersecurity and fraud insurance policies. These insurance policies are subject to certain loss limits, deductions and exclusions and we can provide no assurance that all losses related to a cybersecurity or fraud incident will be covered under our policies. For further information, see “Item 3 - Key Information— D. Risk Factors— Significant disruptions in our, or our service providers’, information technology systems or breaches of our, or our service providers’, information security systems could adversely affect our business”.

ICL Group Limited 118

Water Wells Production Permits

The water supply to DSW is executed via approximately 40 drillings, most of which are located within the concession area. Seven drillings - the Ein Ofarim drillings - are located outside the concession area, and DSW is therefore required to sign, from time to time, lease contracts for limited periods with the Israel Land Authority (ILA).

The contracts renewal process is lengthy and DSW has been working for several years to renew the contracts. As of today, five contacts have been renewed until 2026, two contracts that expired in 2016, are still in the process of being renewed.

In addition, the drillings require a drilling license issued by the Water Authority, and at the beginning of every year the Water Authority issues the Company with a water production license that defines the production capacity of each drilling.

In 2017, the Israeli Water Law was amended, according to which saline water of the kind produced for Dead Sea plants by the Company's own water drilling is charged with water fees. The Company objected to the charges relating to water drilling within the concession area, which constitutes about 65% of the total charge, based on various arguments, most notably the provisions of the Concession Law. In October 2021, the Water Authority informed the Company that water fees will not be charged for water production within the concession area.

In addition, in March 2021, a decision was made by the Water Authority, whereby despite the Company's objection, its definition should be changed to "Consumer-Producer", as defined in the Water Law, starting with the production license for 2021. The main implication of this change is an increase in the water fees of about $3 million per year for water from drillings outside the concession area. The Company filed an appeal with the water court against the said decision and the parties presented their arguments in a preliminary hearing. A hearing procedure is being held, in the framework of which an additional deliberation was scheduled for April 2022.

ICL Group Limited 119

   C. ORGANIZATIONAL STRUCTURE

A list of our main subsidiaries, including name and country of incorporation or residence is provided in an exhibit to our Form 20-F filed with the U.S. Securities Exchange Commission, which can be found at www.sec.gov.

ICL Group Limited 120

   D. PROPERTY, PLANT AND EQUIPMENT

The Company operates production facilities in its worldwide locations, including the following:

•
Israel: under the Israeli Dead Sea Concession Law, 1961, as amended in 1986 (the “Concession Law”), we have lease rights until March 31, 2030, for salt and carnallite ponds, pumping facilities and productions plants at Sodom. We have other production facilities in Israel, situated on land with a long term lease, including the Oron and Zin plants at Mishor Rotem of the Phosphate Solutions segment (the lease agreement for Oron plant has been under an extension process since 2017), production facilities at Naot Hovav of Industrial Products segment (leased until 2024-2048), as well as production, storage and transportation facilities together with chemicals and research laboratories at Kiryat Ata that belong to the Innovative Ag Solutions segment (leased until 2046 2049). We also use warehouse, loading and unloading sites at Ashdod and Eilat ports (leased until 2030).

•	Europe:

Germany: Production plants of the Phosphate Solutions segment are located at Ludwigshafen, Ladenburg. The production plants of the Industrial Products segment are located at Bitterfeld. All the plants, in addition to Ludwigshafen, are owned by the Company.

The Netherlands: Production plants of the Industrial Products segment at Terneuzen are owned by the Company. A facility of the Phosphate Solutions segment in Amsterdam is held under a lease until 2040 and a production facility in the southern Netherlands is located on land that is partly owned by the Company and partly held under a long‑term lease.

Spain: Concessions at the potash and salt mines are held under concession agreements described below. Potash and salt production plants, warehouses and loading and unloading facilities of the Potash segment at Catalonia are owned by the Company. The Innovative Ag Solutions segment also owns a liquid fertilizer and soluble fertilizer production plant in Totana, owns another plant for mixing solid fertilizers in Los Patohos and has a concession in Cartagena port until 2024.

UK: Rights to polyhalite and salt mines are held under concession agreements described below. Polyhalite and salt production plants and warehouses of the Potash segment in Cleveland are owned by the Company. The warehouses and bulk loading and unloading facilities at the port are leased until 2034. The company owns three peat moors of the Innovative Ag Solutions segment and a plant for producing growing media in Scotland. The Innovative Ag Solutions segment also owns a plant in Daventry for producing water conservation and liquid plant nutrition products along with a fertilizer blending site in Rugby.

Belgium: The Innovative Ag Solutions segment owns a production facility in Grobbendonk for producing water soluble fertilizers.

Austria: A dairy protein production plant of the Phosphate Solutions segment at Hartberg (Prolactal) is owned by the Company.

ICL Group Limited 121

•	North and South America:

US: Production plants of the Industrial Products segment in West Virginia are mainly owned by the Company. The production plants of the Phosphate Solutions segment in Lawrence, Kansas and St. Louis, Missouri are owned by the Company. The production plants of the Innovative Ag Solutions segment in South Carolina are operated under leases ending in 2025.

Brazil: Production plants of the Phosphate Solutions segment at Sao Jose dos Campos and Cajati are leased by the Company.

Production plants of the Innovative Ag Solutions segment at Suzano I and Suzano II (liquid fertilizers, water-soluble fertilizers, animal nutrition, micronutrients fertilizers), at Uberlandia (improved efficiency phosphorus fertilizers), at Jacarei I (secondary nutrients fertilizers), at Maua (micronutrients fertilizers), at Cruz Alta (liquid fertilizers) and at Cidade Ocidental (liquid fertilizers) are owned by the Company. The production plant at Jacarei II (controlled-release fertilizers) is leased by the Company.

•	Asia:

China – Phosphate rock mining rights at the Haikou Mine are derived from mining licenses that are described below. The plants of YPH are owned by the Company, some of them located on land that is owned by the Company, while others are situated on leased land.

    Principal Properties

The following table sets forth certain additional information regarding ICL’s principal properties as of December 31, 2021:

Property Type	Location	Size (square feet)	Products	Owned/Leased

Plant	Mishor Rotem, Israel	27,094,510	Phosphate Solutions products	Owned on leased land
Plant	Mishor Rotem, Israel	10,763,910	Industrial Products products	Owned on leased land
Plant	Neot Hovav, Israel	9,601,591	Industrial Products products	Owned on leased land
Plant	Zin, Israel	8,484,123	Phosphate Solutions products	Owned on leased land
Plant	Kiryat Ata, Israel	6,888,903	Innovative Ag Solutions products	Leased
Plant	Oron, Israel	4,413,348 (not including phosphate reserve)	Phosphate Solutions products	Owned on leased land
Plant	Sodom, Israel	13,099,679 (not including ponds and Magnesium factory)	Potash products	Owned on leased land
Plant		4,088,800	Magnesium products (Potash segment)	Owned on leased land
Plant		2,326,060	Industrial Products products	Owned on leased land
Conveyor belt		1,970,333	Transportation facility for Potash	Owned on leased land
Pumping station		920,314	Pumping station for Potash segment	Owned on leased land
Plant		667,362	Industrial Products products	Owned on leased land
Power plant		645,856	Power and steam production for Potash segment	Owned on leased land

ICL Group Limited 122

Warehouse and loading facility	Ashdod, Israel	664,133	Warehouse for Potash and Phosphate Solutions products	Owned on leased land
Headquarters	Beer Sheva, Israel	191,598	Company headquarters	Owned and leased
Plant	Mishor Rotem, Israel	430,355	Phosphate Solutions products	Owned on leased land
Warehouse and loading facility	Eilat, Israel	152,557	Warehouse for Potash and Phosphate Solutions products	Owned on leased land
Headquarters	Tel Aviv, Israel	21,797	Company headquarters	Leased
Plant	Catalonia, Spain	48,491,416	Mines, manufacturing facilities and warehouses for Potash	Owned
Port/warehouse	Catalonia, Spain	866,407	Potash and salt products	Owned on leased land
Plant	Totana, Spain	2,210,261	Innovative Ag Solutions products	Owned
Plant	Cartagena, Spain	209,853	Innovative Ag Solutions products	Owned
Warehouse and loading facility	Cartagena, Spain	184,342	Storage for Innovative Ag Solutions products	Leased
Plant	Shandong, China	692,045	Industrial Products products	Owned on leased land
Plant	Lian Yungang, China	358,793	Industrial Products products	Owned on leased land
Headquarters	Shanghai, China	8,224	Company headquarters	Leased
Plant	Kunming, Yunnan, China	1,161,593	Phosphate Solutions products	Owned land
Plant	Kunming, Yunnan, China	8,345,037	Phosphate Solutions products	Leased land
Pumping station	Kunming, Yunnan, China	36,931	A pumping station for Phosphate Solutions	Leased land
Peat Moor	Nutberry and Douglas Water, United Kingdom	17,760,451	Peat mine -Innovative Ag Solutions	Owned
Plant	Cleveland, United Kingdom	13,239,609	Polysulphate products (Potash segment)	Owned
Warehouse and loading facility	Cleveland, United Kingdom	2,357,296	Polysulphate products (Potash segment)	Owned on leased land

ICL Group Limited 123

Peat Moor	Creca, United Kingdom	4,305,564	Peat mine - Innovative Ag Solutions	Owned
Plant	Nutberry, United Kingdom	322,917	Innovative Ag Solutions products	Owned
Plant	Daventry, United Kingdom	81,539	Innovative Ag solutions products	Owned and leased
Plant	Terneuzen, the Netherlands	1,206,527	Industrial Products products	Owned
Plant & warehouse	Lawford Heath, Rugby	45,000	Innovative Ag solutions products	Leased
Plant	Heerlen, the Netherlands	481,802	Innovative Ag solutions products	Owned and leased
Plant	Amsterdam, the Netherlands	349,827	Phosphate Solutions products and logistics center	Owned on leased land
European Headquarters	Amsterdam, the Netherlands	59,055	European Company headquarters	Leased
Plant	Gallipolis Ferry, West Virginia, United States	1,742,400	Industrial Products products	Owned
Plant	Lawrence, Kansas, United States	179,689	Phosphate Solutions products	Owned
Plant	Carondelet, Missouri, United States	172,361	Phosphate Solutions products	Owned
Plant	North Charleston, South Carolina, United States	100,000	Innovative Ag solutions products	Leased
Plant	Summerville, South Carolina, United States	40,000	Innovative Ag solutions products	Leased
US headquarters	St. Louis, Missouri, United States	45,595	US Company headquarters	Leased
Plant	Ludwigshafen, Germany	2,534,319	Phosphate Solutions products and Infrastructure	Leased
Plant	Ladenburg, Germany	1,569,764	Phosphate Solutions products	Owned
Plant	Bitterfeld, Germany	514,031	Industrial Products products	Owned
Plant	Cajati, Brazil	413,959	Phosphate Solutions products	Owned
Plant	Sao Jose dos Campos, Brazil	Phosphate plant: 137,573 Blending plant: 80,729	Phosphate Solutions products	Owned on (free of charge) leased land
Plant	Brazil Cidade Ocidental	8,275	Innovative Ag solutions products	Owned
Plant	Brazil Cruz Alta	7,499	Innovative Ag solutions products	Owned
Plant	Brazil Jacarei I	879,248	Innovative Ag solutions products	Owned
Plant	Brazil Jacarei II	967,987	Innovative Ag solutions products	Leased
Plant	Brazil Maua	968,751	Innovative Ag solutions products	Owned
Plant	Brazil Suzano I	3,349,186	Innovative Ag solutions products	Owned
Plant	Brazil Suzano II	637,001	Innovative Ag solutions products	Owned
Plant	Brazil Uberlandia	263,716	Innovative Ag solutions products	Owned
Plant	Belgium	128,693	Innovative Ag solutions products	Owned
Plant	Calais, France	546,290	Industrial Products products	Owned
Plant	Bandırma, Turkey	375,187	Phosphate Solutions products	Owned
Plant	Hartberg, Austria	692,937	Phosphate Solutions products	Owned
Plant	Heatherton, Australia	64,583	Phosphate Solutions products	Leased

ICL Group Limited 124

Mineral Extraction and Mining Operations

Certain information that follows relating to our mineral extraction and mining operations is derived from, and in some instances is an extract from, the report titled “Technical Report Summary and Resource Estimate” with an effective date of December 31, 2021 (the “Technical Report Summary”) and prepared for us by our qualified person, Wardell Armstrong International Ltd (“Wardell”). Wardell has approved and verified the scientific and technical information in the Technical Report Summary and reproduced in this Annual Report. Portions of the following information are based upon assumptions, qualifications and procedures that are not fully described herein. See “Cautionary Note to Investors Regarding Mineral and Resource Estimates.” Reference should be made to the full text of the Technical Report Summary, which is included as an exhibit to this Annual Report.

Overview

ICL extracts minerals and conducts mining at ICL Boulby (United Kingdom), ICL Iberia (Cabanasses and Vilafruns in Spain), ICL Rotem (including Oron and Zin) and ICL Dead Sea (Israel), and YPH (China).

Figure 1:  Location of the ICL Operations

ICL Group Limited 125

ICL’s mining activities are dependent on concessions, authorizations and permits granted by the governments of the countries in which the mines are located.

•
ICL Rotem has been mining phosphates in the Negev in Israel for more than sixty years. The mining is conducted in accordance with phosphate mining concessions, which are granted from time to time by the Minister of Energy under the Mines Ordinance, by the Supervisor of Mines in his Office, as well as the mining authorizations issued by the Israel Lands Authority. The concessions relate to quarries (phosphate rock), whereas the authorizations cover use of land as active mining areas.

•
ICL Dead Sea (DSW) comprises 37 evaporation ponds producing potash and salt, among other chemical products, located on the south-west shore of the Dead Sea’s southern basin in Israel. DSW is in the production stage and is leased by ICL. Dead Sea Works Ltd., a wholly owned subsidiary, operates the DSW concession covering 652 sqkm, which is in place through 2030.

•
ICL Iberia holds mining rights for two underground potash mines, Cabanasses and Vilafruns, located in Spain. ICL owns the land on which the Spanish surface facilities are located and the Spanish government owns the underground mining rights. Cabanasses is in the production stage, while Vilafruns was put on care and maintenance in June 2020. ICL Iberia, a wholly owned subsidiary, operates Cabanasses, which comprise 126 licenses for the extraction of rocksalt and potash covering 693 sqkm.

•
ICL Boulby is an underground polyhalite mine in the production stage located in the United Kingdom, of which ICL owns the freehold of approximately 198 hectares of the mineral field, with the remainder held on a leasehold basis. Cleveland Potash Limited, a wholly owned subsidiary, operates ICL Boulby, which comprises 74 mining leases which cover a total area of 822sqkm, primarily offshore.

•
YPH is a joint venture between ICL and Yunnan Phosphate Corporation (YPC), controlled by ICL, that owns and operates the open-pit Haikou Phosphate Mine and Processing Facility in the Xishan district of China, of which ICL has a 50% interest. YPH holds two phosphate mining licenses, including the mining license for the Haikou Mine covering 9.6sqkm, which is in the production stage and the Company operates.

In consideration of the concessions, ICL pays royalties and taxes to the governments of Israel, China, UK and Spain. Below are the royalties amounts paid with respect to 2021, 2020 and 2019:

	Israel		Out of Israel	Total
Year Ended December 31,	$ millions	NIS millions	$ millions
•

2021	75	242	3	78
2020	75	257	3	78
2019*	82	295	3	85

* In 2019 the Company paid an additional $20 million regarding royalties in Israel relating to prior periods.

ICL Group Limited 126

The aggregate production data for the properties is summarized in Table 1.

Table 1:  Production Data for the Properties

Production Data for ICL Boulby
2021	2020	2019

Polyhalite – Hoisted, kt	784	711	636
Total Polyhalite Production, kt	789	709	632

Potash Production at Suria Plant
2021	2020	2019

Ore hoisted from Cabanasses mine	2,534	1,874	1,831
Ore hoisted from Vilafruns mine	-	484	836
Total Processed (Kt)	2,534	2,358	2,667
Head Grade, % KCl	26.4%	24.2%	23.8%
KCl Produced (Kt)	599	503	569
Product Grade, % KCl	95.5%	95.5%	95.5%

Potash Production at Sallent Plant
2021	2020	2019

Ore hoisted from Vilafruns mine		277	1,183
Total Processed (Kt)	-	277	1,183
Head Grade, % KCl	-	22.4%	22.5%
KCl Produced (Kt)	-	54	234
Product Grade, % KCl	-	95.5%	95.5%

Total Mine Production of raw ore at Negev (Rotem, Oron and Zin)
2021	2020	2019

Tons (Mt)	5	6	7
P2O5% (Before / After Beneficiation)	26% / 32%	26% / 32%	26% / 32%

ICL Group Limited 127

Product Produced after processing at Negev Operations (Rotem, Oron and Zin) (Kt)
2021	2020	2019

Phosphate Rock	2,431	3,090	2,807
Green Phosphate Rock	531	544	567
Fertilizers	1,082	920	1,033
White Phosphoric Acid	168	171	134
Speciality Fertilizers	72	70	66

DSW Production (kt)
2021	2020	2019

Potash	3,900	3,960	3,334
Compacting plant	1,858	1,707	1,218
Bromine	182	171	181
Cast Mg	18	18	22

Total Mine Production of raw ore at YPH
2021	2020	2019

Millions of tons produced	2.66	2.40	2.15
Grade (% P2O5 before/after beneficiation)	21% / 28%	21% / 29%	21% / 29%

Product Produced after processing at YPH (Kt)
2021	2020	2019

Phosphate Rock *	2,194	2,044	1,946
Green Phosphoric Acid	673	632	637
Fertilizers	612	584	516
White Phosphoric Acid	83	71	64
Speciality Fertilizers	76	55	46

*including Enriched & Grinding Rock

ICL Group Limited 128

Table 2:  Estimate Mineral Resources as of December 31, 2021(1)

Measured Mineral Resources		Indicated Mineral Resources		Measured + Indicated Mineral Resources		Inferred Mineral Resources
Amount (Mt)	Grades/ qualities	Amount (Mt)	Grades/ qualities	Amount (Mt)	Grades/ qualities	Amount (Mt)	Grades/ qualities

Commodity: K2O
United Kingdom	-	-	24.0	13.7%	24.0	13.7%	17.3	13.5%
Boulby	-	-	24.0	13.7%	24.0	13.7%	17.3	13.5%
Total	-	-	24.0	13.7%	24.0	13.7%	17.3	13.5%
Commodity: KCl
Spain	96.5	26.4%	60.8	24.7%	157.3	25.7%	361.2	29.1%
Cabanasses	83.9	25.7%	51.4	23.3%	135.3	24.8%	330.5	29.1%
Vilafruns	12.6	31.0%	9.4	32.1%	22.0	31.5%	30.7	28.9%
Israel	225.0	20.0%	1,500.0	20.0%	1,725.0	20.0%	445.0	20.0%
Mine/Property DSW	225.0	20.0%	1,500.0	20.0%	1,725.0	20.0%	445.0	20.0%
Total	321.5	21.9%	1,560.8	20.2%	1,882.3	20.5%	806.2	24.1%
Commodity: P2O5
Israel	247.7	27.5%	10.0	26.0%	257.7	27.5%	-	-
Rotem	247.7	27.5%	10.0	26.0%	257.7	27.5%	-	-
China	3.0	22.3%	2.3	24.0%	5.3	23.0%	0.2	20.0%
YPH	3.0	22.3%	2.3	24.0%	5.3	23.0%	0.2	20.0%
Total	250.7	27.4%	12.3	25.6%	263.0	27.4%	0.2	20.0%

Mineral Resources are reported in-situ and are exclusive of Mineral Reserves. Mineral Resource estimates are not precise calculations, being dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. All figures in the above table have been rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding. Mineral Resources are classified in accordance with the guidelines of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves JORC Code (2012) for ICL Boulby, Cabanasses and Vilafruns, and the Pan European Reserves and Resources Reporting Committee (PERC) Standard for Reporting of Exploration Results for Rotem Israel, DSW and YPH.

ICL Group Limited 129

Table 3:  Estimated Mineral Reserves as of December 31, 2021

Proven Reserves		Probable Reserves		Total Reserves
Amount (Mt)	Grades/ qualities	Amount (Mt)	Grades/ qualities	Amount (Mt)	Grades/ qualities

Commodity: K2O
United Kingdom	-	-	8.0	13.8%	8.0	13.8%
ICL Boulby	-	-	8.0	13.8%	8.0	13.8%
Total	-	-	8.0	13.8%	8.0	13.8%
Commodity: KCl:
Spain	29.0	25.5%	61.6	26.8%	90.6	26.3%
Cabanasses	29.0	25.5%	61.6	26.8%	90.6	26.3%
Vilafruns	-	-	-	-	-	-
Israel	172.0	20.0%	-	-	172.0	20.0
DSW	172.0	20.0%	-	-	172.0	20.0
Total	201.0	20.8%	61.6	26.8%	262.6	22.2%
Commodity: P2O5
Israel	60.2	25.4%	-	-	60.2	25.4%
Rotem Israel	60.2	25.4%	-	-	60.2	25.4%
China	57.7	21.8%	-	-	57.7	21.8%
YPH	57.7	21.8%	-	-	57.7	21.8%
Total	117.9	23.6%	-	-	117.9	23.6%

(1)	The totals contained in the above table have been rounded to reflect the relative uncertainty of the estimate, and numbers may not sum due to rounding.

Internal Controls

Quality assurance at Rotem Israel, ICL Boulby, ICL Dead Sea, ICL Iberia (Cabanasses and Vilafruns), and YPH in China, involve the use of standard practice procedures for sample collection and includes oversight by experienced technical staff during data collection, management, and interpretation. Certain quality control measures for sample analysis include in-stream sample submittal of standard reference material, blank material, and field duplicate sampling. For data verification, staff members observed drill hole locations and orientations, inspected drill cores, and compared to logs and analytical results, observed core intake, visited outcrops and discussed with on-site geologists, including reviewing working maps and cross-sections. In addition, ongoing reconciliation is conducted between resource estimates and production data. Notwithstanding the above, inherent risks in quality control include potential mislabeling of samples, sample contamination, among others, but the Company maintains a close and diligent monitoring program of all quality control measures for the collection of both exploration and production data with results deemed suitable for use in subsequent estimation of Mineral Resources and Mineral Reserves.

ICL Group Limited 130

ICL Boulby

Overview

ICL’s mining operations in the United Kingdom are conducted by its wholly owned subsidiary, Cleveland Potash Limited (ICL Boulby Mine). ICL Boulby is an underground polyhalite mine on the coastline of northeast England, approximately 340 kilometers north of London and approximately 34 kilometers to the southeast of the town of Middlesbrough.

The mine site and shafts are approximately centered at a latitude and longitude of 54°33'05.4"N and 0°49'32.5"W. The ICL Boulby mine site has a long history of production dating back to 1969 and the mine owns a private rail line spur that connects it with the deep-water port facilities at Teesport in Middlesbrough. ICL Boulby’s mining operations are mainly conducted under the North Sea at a depth of about 1,000 meters below the surface. The operations are currently conducted as far as 8 kilometers offshore subject to mining leases and mineral extraction licenses described below, while the mined mineral processing operations are mainly being done on the surface on land owned by ICL. See “Item 4 - Information on the Company— D. Property, Plant and Equipment— Concessions and Mining Rights”.

Figure 2: Location of the ICL Boulby Mine (United Kingdom)

ICL Group Limited 131

Mining Concessions and Lease Agreements

ICL Boulby owns the freehold of most of the mineral field in and around the mine head, extending to approximately 198 hectares. These freehold minerals are in the process of being registered at the Land Registry. The remainder of the mineral fields are held on a leasehold basis.

The entities involved in renewing or obtaining new leases are ICL Boulby, local solicitors and individual landowners who own the mineral rights, as described above. The conditions that must be met in order to retain the leases are payment of bi-annual fees to the landowners and a royalty payment for minerals extracted from the property to The Crown Estates.

The mineral leases of ICL Boulby, are based on approximately 74 mineral leases and licenses for extracting various minerals, in addition to numerous easements and rights of way from private owners of land under which ICL Boulby operates, and mineral lease rights under the North Sea granted by The Crown Estates. The mineral lease rights with The Crown Estates, include provisions to explore and exploit all targeted and known polyhalite mineral resources of interest to ICL Boulby. Said leases cover a total area of about 822 square kilometers (onshore leases total around 32 square kilometers and offshore leases from the Crown Estates cover around 790 square kilometers). All the lease periods, licenses, easements and rights of way are effective, some until 2022 and others until 2038. The Company is acting to renew the rights necessary for the mining operation which expire in 2022, or, alternatively, to seek ownership of these rights.

Regarding ICL Boulby's planning permit for mineral exploitation, which is valid until 2023, in December 2021, the North York Moors Park Authority Planning Committee approved ICL Boulby Mine’s application for the continuation of polyhalite and salt production for an additional 25 years, commencing 2023 (until 2048).

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

ICL Group Limited 132

United Kingdom Concession - Everris

A UK subsidiary which is a part of the Innovative Ag Solutions segment (hereinafter – Everris Limited), has peat mines in the UK (Creca, Nutberry and Douglas Water). Peat is used as a component to produce professional growing media. All sites are owned by Everris Limited. The current extraction permits are granted by the local authorities and are renewed after examining the renewal applications. The extraction permits for Nutberry and Douglas Water were granted until the end of 2024 and until 2037 for Creca.

Operations

ICL Boulby’s mining operations are situated close to the western limits of polyhalite, potash and salt deposition in the Zechstein Basin extending inland in the United Kingdom and below the North Sea into Germany. The polyhalite seam is of the Permian Evaporite Series and is over lain by some 800 meters to 1,300 meters of younger sedimentary rocks. The polyhalite seam averages 4 meters in mineable thickness but varies from zero to more than 11 meters in thickness. The access into the polyhalite bed established in 2010 from one of its main salt roadways.

The ICL Boulby mine is accessed by two vertical shafts. One shaft hoists Polysulphate® and salt and the other provides man-riding and service access. Mining is by continuous mining with shuttle cars and by a modified room and pillar method. Supply of the electricity to the mining operations in the ICL Boulby mine is mainly through electricity purchased on the open market from the national electricity company. There is also a power plant on the site that converts gas into electricity and supplements the electricity supply during peak demand periods.

The processing plant for Polysulphate® uses simple crushing and screening processes to produce standard and granular products in approximately 50:50 ratio. Research is currently underway regarding methods to further enhance the standard products through compaction, granulation, blending and micronutrient addition which, in combination, is anticipated to deliver high value new fertilizer products into the market. In addition, a compaction plant is producing PotashpluS, a compacted blend of Potash Standard (SMOP) and Poly Standard.

In 2021, ICL produced about 789 thousand tons of Polysulphate® and sold about 827 thousand tons, for the total amount of about $76 million (including sales of Polysulphate® downstream products).

Production

The following table sets forth the amount of our total mine production of polyhalite at the Company’s mines in ICL Boulby supplied to our beneficiation plants, for the three years ended December 31, 2021, 2020 and 2019:

2021	2020	2019

Polyhalite – Hoisted, kt	784	711	636
Total Polyhalite Production, kt	789	709	632

ICL Group Limited 133

Property Value

As of December 31, 2021, the overall book value of the property, plant and equipment of ICL Boulby amounted to about $194 million.

Mineral Resource Estimate

In ICL Boulby’s mine, the Company believe there are sizable resources for the purpose of continued production of Polysulphate®, the sale of which in commercial quantities began in 2012. The estimation utilizes assay results from underground exploration drill holes and face sampling with grade control drilling used to aid the geological modelling of the polyhalite seam. The data is considered adequate for use in Mineral Resource estimation; however, classification of Mineral Resources has made consideration for the paucity of quality assurance/quality control (QA/QC) procedures for the existing data set. Work is currently ongoing to modernize sampling methods and implement robust QA/QC procedures. The geological model was used to code and composite the drill hole data based on their stratigraphic position within the seam. Two regional domains were identified: a higher polyhalite grade western region and a lower grade, higher halite eastern region with further sub domains established based on population analysis and grade distribution. The boundary between domains were generally treated as soft boundaries.

Grade estimation was carried out using Ordinary Kriging for the main seam domain (2 – 8 meters above base of seam) in the higher-grade western region, with all other domains estimated using Inverse Distance Weighted (Squared). Estimated grades were validated by visual, statistical, and graphical means on a global and local basis prior to tabulation of the Mineral Resource Estimates. The limited readily available reconciliation data indicates that the resource model performs well overall when compared to plant production data, however, further work is recommended to consistently record and make available grade and tonnage information for all stages of the mining, processing, and shipping of materials.

Mineral Resources were categorized primarily on the search volume used to generate the estimate with additional consideration of drill hole spacing, geological and grade continuity, data density and orientation.

ICL Group Limited 134

K2O is an equivalent value calculated from the estimated K based on atomic mass and ratio of K in the compound K2O. The factor used is K2O = K x 1.2046.

Mineral Resources are a 7 meters thick horizon optimized for grade (% K) whilst ensuring mining operations are matched to achievable gradients for excavation.

Mineral Resources are reported using a cut-off grade of 10.7% K, or 12.9% K2O Equivalent, which reflects the current ability to blend, homogenize and upgrade material as part of mine sequencing and processing.

Polyhalite, Halite and Anhydrite are theoretical values calculated from the elemental analysis under the assumption that all elemental K is contained within Polyhalite

We use long hole drilling to provide information for classification of Indicated Resources, however current spacing is insufficient to identify localised variations in polyhalite grade and seam position that would impact on short-scale production increments and cannot be used as a basis for a Measured Resource classification.

ICL Boulby – Summary of Polyhalite Mineral Resources at the end of the fiscal year ended December 31, 2021, based on $120 FOB per ton.

Resources
Amount (Mt)	Grades/qualities (K2O)	Cut-off grades (K2O)	Metallurgical recovery (K2O)

Measured mineral resources	-	-	12.9% Equivalent	100%
Indicated mineral resources	24.0	13.7%
Measured + Indicated mineral resources	24.0	13.7%
Inferred mineral resources	17.3	13.5%

(1)	Mineral Resources are reported exclusive of any Ore Reserve.

(2)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(3)	Mineral Resources are reported in accordance with the guidelines of the JORC (2012) Codefor Mineral Resources and Ore Reserves.

As of December 31, 2021, ICL Boulby had 41.3 Mt of mineral resources which is inclusive of the reserves total. We are reporting Mineral Resources at ICL Boulby in accordance with the guidelines of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves JORC Code (2012) the first time in 2021. The mineral resources estimate for ICL Boulby is based on factors related to geological and grade models and the prospects of eventual economic extraction. For further discussion of the material assumptions relied upon, please refer to Section 11.2 of the Technical Report Summary filed as an exhibit to this Annual Report.

The current base case for the life of mine at Boulby, and geological delineation, continues to nominally be 2030. Further work based on the current Mineral Resource of 24.0Mt is expected to expand the life of mine beyond 2030.

Mineral Reserve Estimate

The Probable Mineral Reserve has been derived from Indicated Mineral Resources included within the life of mine plan. The life of mine plan contains in addition to the 10.4Mt Indicated resource, 3.6Mt of Inferred Mineral Resource which is equivalent to 26% of the life of mine. The current scheduling of the Mineral Reserve is contingent on the simultaneous extraction of a portion of these Inferred Resources on an annual basis. Current and future drilling programs are focused on the upgrade of these Inferred Resources.

ICL Group Limited 135

ICL Boulby – Summary of Polyhalite (K2O) Mineral Reserves at the end of the fiscal year ended December 31, 2021, based on $120 per ton.

Amount (Mt)	Grades/qualities (K2O)	Cut-off grades (K2O)	Metallurgical recovery (K2O)

Proven mineral reserves	-	-	12.9%	100%
Probable mineral reserves	8.0	13.8%
Total mineral reserves	8.0	13.8%

(1)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(2)	The mineral reserve estimate for the ICL Boulby is classified in accordance with the JORC (2012) Code for Mineral Resources and Ore Reserves.

As of December 31, 2021, ICL Boulby had 8.0 Mt of polyhalite mineral reserves. We are reporting Polyhalite Mineral Reserves at ICL Boulby for the first time in 2021. The mineral reserves estimate for ICL Boulby may be impacted by additional exploration that could alter the geological database and model of mineralization. Material assumptions regarding the technical parameter analysis, forecasted product prices, production costs, permitting decisions, or other factors may positively or negatively affect the reserves estimates. For further discussion of the material assumptions relied upon, please refer Section 12.2 of the Technical Report Summary filed as an exhibit to this Annual Report.

Logistics

The ICL Boulby mine in the United Kingdom is connected by a network of roads running over 11 kilometers southward from the mine entrance, as well as a network of underground roads extending 17.5 kilometers from the mine entrance in the direction of the North Sea. Approximately 80 kilometers of underground tunnels are still open to support present production. The mine has easy access to the national road and train transportation routes. The mine receives good quality drinking water and a stable supply of electricity.

Pursuant to agreements with the North Yorkshire National Parks Authority, the total transport movements by means of the network of roads to and from site to site are limited to a maximum of 150 thousand tons per year and a maximum of 66 trucks per day (no road movements are allowed on Sundays or public holidays). This limitation is not expected to interfere with the future production of ICL Boulby in light of its commitment to maintain the rail link to Teesdock. ICL Boulby's roads and trains are in full compliance with all the requirements.

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

ICL Group Limited 136

ICL Iberia

Overview

The Company's potash mining operations in Spain are carried out by ICL Iberia (a wholly owned subsidiary of the Company) and the marine transportation performed through Trafico de Mercancias (a wholly owned subsidiary of ICL Iberia). ICL Iberia holds mining rights for two underground potash mines, Cabanasses and Vilafruns. As part of the Company's strategic decision to concentrate its production at the Suria site (Cabanasses mine), in June 2020, ICL Iberia accelerated the process of consolidating its sites and accordingly, the potash production at the Sallent site was discontinued. The Vialfruns mine has been maintained on care and maintenance basis since June 2020. As a result, the Company operates only at the Cabanasses mine, which is located in the town of Suria, approximately 12 kilometers north of the district capital of Manresa in the Cardener river valley. The Cabanasses mine is approximately centered on the geographic coordinates: latitude 41°50’27”N and longitude 01°45’07”E. The Vilafruns mine is approximately centered on the geographic coordinates: latitude 41°50’25”N and longitude 01°52’39”E and UTM (WGS84).

Potash extraction is conducted by mining sylvinite, a mixture of potash and salt found in varying concentrations, the potash is then separated from the salt at production plants located near the mines. The Cabanasses mine is located in the province of Barcelona and is approximately 730 to 1000 meters below ground. The mine has three access points (including the ramp) and the mining is by a modified room and pillar method. The mine site is served by roads/railways and is near major highways.

Figure 3: Location of Cabanasses and Vilafruns Mines (Spain)

ICL mining leases
Catalonia
Spain
Railway
"Tramer"
terminal port
N
0
250
500
750
Kilometers
0
100
200
300
Kilometers
ICL
Iberia
Súria & Sallent
Where needs take us
CONTENT
Drawn
SCALE
Date
Name
N/A
ICL_LOCATION_MAP
04/02/2022
D.ROCA

ICL Group Limited 137

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

Mining Concessions and Lease Agreements

ICL Iberia conducts its mining activities in Spain pursuant to concessions granted to it by the Spanish government. ICL Iberia was granted mining rights based on legislation of Spain’s Government from 1973 and the regulations accompanying this legislation. Further to the legislation, the government of the Catalonia region published special mining regulations whereby ICL Iberia received individual licenses for each of the 126 different sites that are relevant to current and possible future mining activities. Some of the licenses are valid until 2037 and the remainder are effective until 2067. The concession for the "Reserva Catalana", an additional site where mining did not commence, expired in 2012. The Company is acting in cooperation with the Spanish Government to obtain a renewal of the concession. According to the Spanish authorities, the concession period is valid until a final decision is made regarding the renewal.

A total of 126 licenses for the extraction of rocksalt and potash, awarded to Iberpotash, S.A., cover the Cabansses and Vilafruns operations covering an area of 42,489 hectares (425sqkm) in the province of Barcelona and 26,809 hectares (268sqkm) in the province of Lerida. As part of a renewal process, the Company is required to prepare and present a basic technical report describing the intended use of the mines. As required by law, the concessions are required to be renewed prior to their expiration date. If a concession expires, a bidding process will be initiated. ICL Iberia applies in advance for the renewal of mining concessions and until now, had no difficulties in renewing them.

ICL owns all the lands on which the Spanish surface facilities are located. The Spanish government owns all the underground mining rights and has granted ICL concessions to conduct mining operations under the land. See “Item 4 - Information on the Company— D. Property, Plant and Equipment— Concessions and Mining Rights” and Note 18 to our Audited Financial Statements.

Operations

Extraction of potash from underground mines in Spain is carried out by mining sylvinite (a mixture of potash and salt found in varying potash concentrations). The potash is separated from the salt at the Suria production plant.

The mineral processing includes crushing, grinding, desliming, froth flotation, drying and compacting. In addition, there is a process for crystallization of vacuum salt and pure potash. The power utilized by our Spanish mining operations is purchased from third party electric companies.

According to the consolidation plan, the annual production capacity of potash in Spain is expected to be about 1 million tons by the second half of 2022 and to reach a level of up to about 1.3 million tons in the future, following completion of additional necessary adjustments in the surface production facilities.

ICL Group Limited 138

Production

The following table sets forth the amount of our total mine production of potash at the Suria plant in ICL Iberia, for the three years ended December 31, 2021, 2020 and 2019:

Potash Production at Suria Plant
2021	2020	2019

Ore hoisted from Cabanasses mine	2,534	1,874	1,831
Ore hoisted from Vilafruns mine	-	484	836
Total Processed (Kt)	2,534	2,358	2,667
Head Grade, % KCI	26.4%	24.2%	23.8%
KCI Produced (Kt)	599	503	569
Product Grade, % KCI	95.5%	95.5%	95.5%

(1)	Potash at Vilafruns was extracted until the end of the second quarter of 2020.

Property Values

As of December 31, 2021, the overall book value of the property, plant and equipment of Cabanasses amounted to about $688 million.

ICL Group Limited 139

The following table sets forth the amount of our total mine production of potash at the Sallent plant in ICL Iberia, for the three years ended December 31, 2021, 2020 and 2019:

Potash Production at Sallent Plant
2021	2020	2019

Ore hoisted from Vilafruns mine	-	277	1,183
Total Processed (Kt)	-	277	1,183
Head Grade, % KCI	-	22.4%	22.5%
KCI Produced (Kt)	-	54	234
Product Grade, % KCI	-	95.5%	95.5%

(1)	Potash at Vilafruns was extracted until the end of the second quarter of 2020.

Property Values

As of December 31, 2021, the overall book value of the property, plant and equipment of Vilafruns amounted to about $4.2 million.

Mineral Resource Estimate

The Mineral Resources Estimate of the Cabanasses and Vilafruns deposits have been classified in accordance with the guidelines of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, The JORC Code” edition 2012. The life-of-mine at Cabanasses is based on current drilling approximately 19 years.

Mineral Resource classification was set in the block model by ICL Iberia, using wireframe perimeters to outline the extent of mineralisation. The Mineral Resource classification methodology considers the confidence in the drillhole data, the geological interpretation, geological continuity, data spacing and orientation, spatial grade continuity and confidence in the Mineral Resource estimation process. Areas identified as being below a cut-off grade of 10% KCl and areas of low seam thicknesses are also considered by ICL Iberia as non-recoverable

The Mineral Resource estimate is used to classify Measured Mineral Resources based on a drill spacing of 50m and Indicated Mineral Resources based on a drill spacing of 100m. The remaining peripheral areas, located within the mineralized zone, are considered suitable for classification of Inferred Mineral Resources.

In calculating the cut-off grade and reserves, an average of the previous three years’ market prices and operating costs is used as part of the calculations to ensure economic feasibility. The three year average market price used to calculate our reserves for potash per ton of product in Spain is $291 FOB per ton as of December 31, 2021.

In calculating the reserves, an average of the previous three years’ currency conversion rates is used as part of the calculations to ensure economic feasibility. The three-year average currency conversation rate used to calculate the reserves is €0.85 per dollar as of December 31, 2021.

ICL Group Limited 140

Cabanasses – Summary of Potash Resources at the end of the fiscal year ended December 31, 2021, based on $291 FOB per ton.

Resources
Amount (Mt)	Grades/qualities (KCl)	Cut-off grades (KCl)	Metallurgical recovery (KCl)

Measured mineral resources	83.9	25.7%	10%	85.5%
Indicated mineral resources	51.4	23.3%
Measured + Indicated mineral resources	135.3	24.8%
Inferred mineral resources	330.5	29.1%

(1)	Mineral Resources are reported exclusive of any Ore Reserve.

(2)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(3)	Mineral Resources for Cabanasses have been estimated in accordance with the guidelines of the JORC Code (2012).

As of December 31, 2021, Cabanasses had 465.8 Mt of potash mineral resources. We are reporting Mineral Resources at Cabanasses in accordance with the guidelines of JORC for the first time in 2021. The mineral resources estimate for Cabanasses is based on factors related to geological and grade models and the prospects of eventual economic extraction. For further discussion of the material assumptions relied upon, please refer to Section 11.3 of the Technical Report Summary filed as an exhibit to this Annual Report.

Vilafruns – Summary of Potash Resources at the end of the fiscal year ended December 31, 2021, based on $291 FOB per ton.

Resources
Amount (Mt)	Grades/qualities (KCl)	Cut-off grades (KCl)	Metallurgical recovery (KCl)

Measured mineral resources	12.6	31.0%	10%	85.5%
Indicated mineral resources	9.4	32.1%
Measured + Indicated mineral resources	22.0	31.5%
Inferred mineral resources	30.7	28.9%

(1)	Mineral Resources are reported exclusive of any Ore Reserve.

(2)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(3)	Mineral Resources for Vilafruns have been estimated in accordance with the guidelines of the JORC Code (2012).

As of December 31, 2021, Vilafruns had 52.7 Mt of potash mineral resources. We are reporting Mineral Resources at Vilafruns in accordance with the guidelines of JORC for the first time in 2021. The mineral resources estimates for Vilafruns is based on factors related to geological and grade models and the prospects of eventual economic extraction. For further discussion of the material assumptions relied upon, please refer to Section 11.3 of the Technical Report Summary filed as an exhibit to this Annual Report.

ICL Group Limited 141

Mineral Reserve Estimate

The parameters used in determining the cut-off grade considered the geology (continuity, structure), mining method, mining dilution, plant utilization, technical feasibility, operating costs and historical and current product prices. The calculation involves a computerized geological block model using both, the drilling data from the underground drilling campaign and from the exploratory surface drilling, with underground drilling work carried out on a regular basis, around 60,000 meters drilled in 2020; while the surface drilling was done in different times in the last decades. The KCI grade is interpolated using inverse distance method (ID2). Zones that are potentially mineable are defined, considered the thickness, the grade, and the structure of the ore seams; a minimum factor grade (%KCl) multiplied by the thickness (meters) of 80 is considered to define these mineable blocks. Modifying factors are based on historic data for “Dilution”, “mining recovery” and “cut-off grade” of 19% KCl etc. are applied. All this data is provided to the Mine Planning Dept. to spatially define the mine planning of access tunnels to all mineable blocks and then mining fleet activity scheduling to plan the life-of-mine.

The cut‑off grade calculations are made by the economists of ICL Iberia's finance department. The calculation considers the long-run forecast of selling prices, costs and expected ore production Long-Range-Plan. A conservative approach in the selling prices was chosen.

The proven and probable reserves above the cut-off grade were obtained considering the mining method, mining recovery, mining dilution, selective mining, geological conditions and in plant recovery, based on ICL Iberia’s historical data. The mining recovery and dilution factors, which are required in the conversion of resources to reserves consider the mining method and the geological conditions in the mine; and consist of historical yield data based on 20 years of operations at the mines. The mining recovery ranges from approximately 25% to 60% by ICL Iberia’s “room and pillar” modified layout. The reserve quantity (in tons) and grade are quoted as those that are expected to be delivered to the treatment plant and are subject to metallurgical recovery factors. Metallurgical recovery factors consist of historical yield data and are based on the previous ten years. A processing plant recovery of 86.5% (similar to the recovery achieved in the Súria treatment plant, in the last 5 years) was chosen. The proven reserves have been determined by information from the underground drillings, using distances of 80 to 150 meter intervals between sample points, while probable reserves have been explored by surface vertical boreholes at sample intervals of up to 1,300 meters. The final product is well over 95.5% KCl to avoid quality losses.

The Suria processing plant has a current capacity to produce approximately 800 thousand tons per annum of potash, but it is expected to reach a capacity of 1 million tons by the second quarter of 2022.

ICL Group Limited 142

Cabanasses – Summary of Potash Reserves at the end of the fiscal year ended December 31, 2021, based on $291 FOB per ton.

Amount (Mt)	Grades/qualities (KCl)	Cut-off grades (KCl)	Metallurgical recovery (KCl)

Proven mineral reserves	29.0	25.5%	19%	85.5%
Probable mineral reserves	61.6	26.8%
Total mineral reserves	90.6	26.3%

(1)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(2)	Mineral Reserves for Cabansses are classified in accordance with the guidelines of the JORC Code (2012).

As of December 31, 2021, Cabanasses had 90.6Mt at 26.3% KCl of potash Ore reserves compared to 88.0Mt at 27.0% KCl as of December 31, 2020, an increase of 0.4%. This increase was due to a decrease in cut-off grade (19% KCl in 2021 compared to 20% KCl in 2020) and was partially offset by production.

There are no Mineral Reserves for Vilafruns as of December 31, 2021.

Logistics

ICL Iberia transports by conveyor belt the excavated ore from the Cabanasses mine to the production plant. The final products potash and salt are transported from the plant to its customers by trucks and trains to the local market, and via railway to Barcelona port to the overseas markets.

A designated railway line is used for the transport of potash from the mines to the Barcelona port. Most of ICL Iberia's shipments are made via a terminal it owns at the port of Barcelona (Trafico de Mercancias – Tramer). ICL Iberia owns and maintains approximately 1.5 kilometers of standard gauge railway at Suria plant that connect to the regional rail network. Until now, up to three trains leave on a daily basis with a total payload capacity of 800 tons, spread out over about 21 freight cars. During 2019, ICL Iberia signed, a new freight rail transport agreement with FGC (Ferrocarrils Generalitat de Catalunya), which is expected to increase the capacity of the rail transport. In 2022, it is expected to increase to 24 freight cars, 1,000 tons and up to seven daily trains. The rail route for potash transport from Suria to the terminal in the port of Barcelona includes a rail route of about 80 kilometers. The production site (Suria) has one rail load out system for the rail to port transport systems. The train traction engine and part of the bulk freight car rolling stock is operated by the owner and operator FGC (Ferrocarrils de la Generalitat de Catalunya).

ICL Iberia owns and operates its own port facilities, which consist of bulk potash and salt storage facilities, comprised of freight car and rail truck conveyor unloading facilities and product storage warehouses.

As part of the plan for increasing ICL Iberia's production capacity, an upgrade is being made to the logistical infrastructure at the Suria Site and in the Cabanasses mine (entrance ramp into the mine, commissioned in 2021), the factories and the Company's berth in the Barcelona port, in such a manner that will permit production, transport and export of about 2.3 million tons of potash and salt per year.

The new facilities at the port of Barcelona are managed by ICL Iberia’s subsidiary Tramer and comprise an area of 866,407 square feet divided into three zones.

ICL Group Limited 143

Rotem Amfert Israel (ICL Rotem)

Overview

Rotem Amfert Negev Limited (“ICL Rotem/Rotem Israel”), a limited liability company and wholly owned subsidiary of ICL, retains three phosphate open pit mines (Rotem, Oron, and Zin) in the Negev desert region of southern Israel, each with its own beneficiation plant. Commencing 2021, ICL Rotem operates only two of its phosphate open pit mines (Rotem and Oron), in light of the discontinuation of the mining activity at Zin in 2020. While the mining activity at Zin was discontinued, the mine restoration at the site continues. The Rotem operation is located approximately 17 kilometers to the south of the town of Arad and east of the town of Dimona (Figure 4), at approximately latitude 31°04’00”N and longitude 35°11’50”E. The Oron and Zin operations lie to the southeast of the town of Yeruham. Oron is approximately centered on the geographic coordinates: latitude 30°54’00”N and longitude 35°00’59”E. Zin operation is approximately centered on the geographic coordinates: latitude 30°50’35”N and longitude 35°05’22”E. The head office of ICL Rotem is in the town of Be’er Sheva. These sites are accessible by road and rail.

Figure 4: Location of the Rotem, Oron, Zin, and DSW Properties (Israel)

Israel has a well-established and high-quality road network making travel and access within the country, and to the ICL properties, straightforward and efficient. Rotem is 150 kilometers by road from Ashdod, a Mediterranean port, via Route 258 and Highways 25 and 40. The Zin mine is located at the end of the current rail network in the Negev desert. It is linked via an internal private haul road to the Oron mine which is 10 kilometers from Zin. All three ICL Rotem production areas are connected by rail to the port of Ashdod on the Mediterranean and by road to Eilat on the Red Sea. Exports are mainly handled via Ashdod, where ICL has its own dedicated facilities, though exports to the Far East, Australia and India can be handled via Eilat.

Mining Concessions and Lease Agreements

Rotem Israel has been mining phosphates in the Negev in Israel for more than sixty years. The mining is conducted in accordance with phosphate mining concessions, which are granted from time to time by the Minister of Energy under the Mines Ordinance, by the Supervisor of Mines in his Office, as well as the mining authorizations issued by the Israel Lands Authority. The concessions relate to quarries (phosphate rock), whereas the authorizations cover use of land as active mining areas.

ICL Group Limited 144

Rotem Israel had two mining concessions: (1) Rotem Field (including the Hatrurim Field) and (2) Zafir Field (Oron Zin) which were valid until the end of 2021.

The Zafir joint concession included the Oron concession, which was first granted in 1952, and the Zin concession, which was first granted in 1970, as part of the Oron concession. The Zafir concession was renewed every 3 years, in 1995 it was granted for 10 years and thereafter, in 2002, it was granted up to 2021. The Rotem concession was first granted in 1970 and, similar to the Zafir concession, it was granted in 1995 for 10 years. In 2002 it was granted up to 2021. In 2011, the Supervisor expanded the Rotem concession's area, by joining the Hatrurim site to the area of this concession. The matter was transferred to the Israel Lands Authority in order to treat the expansion of the permissible mining area to the Rotem field, in accordance with expansion of the concession area.

In December 2021, the Ministry of Energy granted Rotem Israel an extension to a unified concession (which includes all Rotem's mining fields) for an additional three years, until the end of 2024.

Rotem Israel has two lease agreements in effect until 2024 and 2041 and an additional lease agreement of the Oron plant, which the Company has been working to extend since 2017, by exercising the extension option provided in the agreement.

Mining Royalties

As part of the terms of the concessions in respect of mining of phosphate, Rotem Israel is required to pay the State of Israel royalties based on a calculation as stipulated in the Israeli Mines Ordinance.

In accordance with the Mines Ordinance, the royalty rate for production of phosphates is 5% of the value of the quarried material.

Under the terms of the concessions and in order to continue to hold the concession rights, Rotem Israel is required to comply with additional reporting requirements, in addition to the payment of royalties.

Planning and Building

The mining and quarrying activities require a zoning approval of the site based on a plan in accordance with the Israeli Planning and Building Law, 1965. These plans are updated, as needed, from time to time. As of the reporting date, there are various requests at different stages of deliberations pending before the planning authorities.

In 2016, the District Board for the Southern District approved a detailed site plan for mining phosphates in the Zin Oron area. This plan, which covers an area of about 350 square kilometers, will permit the continued mining of phosphate located in the Zin valley and in the Oron valley for a period of 25 years or until the exhaustion of the raw material – whichever occurs first, with the possibility for extension (under the authority of the District Planning Board).

In addition, the Company is working to promote the plan for mining phosphates in Barir field, located in the southern part of the South Zohar deposit in the Negev Desert.

For further information regarding Rotem Israel's royalties, tax, planning and building proceedings, leases and other matters, and for description of certain risks relating to Rotem Israel's concession, see Note 18 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors”, respectively.

ICL Group Limited 145

Operations

ICL currently operates large surface phosphate mining sites at Oron and Rotem, which are located at the southern part of Israel in the Negev region. The mining activity at Zin was discontinued in mid-2020, while the mine restoration at the site continues.

Each of the said fields in Israel has a similar layered structure and geological composition, with the phosphate preserved as relatively thin layers along the margins and within the axes of two northeast to southwest trending asymmetrical synclines (basins or trough shaped folds). Oron and Rotem lie within a single syncline located northwest of the Zin syncline. The three deposits have been proved over extensive distances in terms of length (Rotem 10 kilometers, Oron 16 kilometers and Zin 22 kilometers) and width (4 kilometers each). The Campanian (Upper Cretaceous period) phosphate rock deposits of Israel are part of the Mediterranean phosphate belt extending from Turkey, through Jordan and Israel, and westward through Egypt, Tunisia and Morocco. The Company began operations at Oron in the 1950s and at Rotem and Zin in the 1970s. These sites are accessible by road and rail. See “Item 4 - Information on the Company— D. Property, Plant and Equipment— Concessions and Mining Rights”.

The method of mining in the Negev is by the conventional open pit method, using drilling and blasting, hydraulic excavators and rigid dump trucks or dozers with rippers for overburden removal and front-end loaders and trucks for mining phosphate. Each mine site has varying numbers and thicknesses of over burden, inter burden and phosphate rock layers, so that the size of the mining equipment is conformed to the mining sites and the operating requirements. In all the mines, stripping of the waste material and mining of the phosphate are performed by entirely conventional methods. The Company is committed to continuing the restoration work, as it has been so far, in all its mines.

Phosphate rock from the Rotem mine is transported by truck to a nearby beneficiation plant at Mishor Rotem. In addition, on this site, ICL operate two sulphuric acid plants, three green phosphoric acid plants, a white phosphoric acid plant, three superphosphate plants, two granular fertilizer plants, MKP plant and an oil shale burning plant for production of electricity and steam. ICL also has beneficiation plant at Oron. The product of the process is a high grade, multi purpose phosphate product, and from 2021, most of the production is used to produce phosphoric acid and fertilizers.

The plant at Mishor Rotem is powered primarily from electricity generated by the Company at its sulphuric acid plants and oil shale that the Company mines at Mishor Rotem. In order to ensure the continuity of energy production in Rotem Israel, and in accordance with the policy of the Ministry of Energy and the Ministry of Environmental Protection, the Company is working to accelerate the completion of a project to replace existing energy production infrastructure at Rotem, which utilizes oil shale, with a natural gas-based steam boiler, so it will be completed before the existing mined reserves of oil shale are utilized. All the power utilized by the Oron beneficiation plant is purchased from the national grid in Israel.

For further information and description of certain risks relating to our mining operation at the Negev Desert, see Note 18 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors”, respectively.

ICL Group Limited 146

Production

The following table sets forth the amount of our total mine production of raw ore at the Company’s mines in the Negev (and the relevant grade) supplied to our beneficiation plants, for the three years ended December 31, 2021, 2020 and 2019:

Year Ended December 31,
2021	2020	2019

Millions of tons produced	5	6	7
Grade (% P2O5 before/after beneficiation)	26% / 32%	26% / 32%	26% / 32%

The following table sets forth the approximate amounts of product produced after processing by our operations in the Negev Desert, for the three years ended December 31, 2021, 2020 and 2019:

Year Ended December 31,
2021	2020	2019
thousands of tons	thousands of tons	thousands of tons

Phosphate Rock	2,431	3,090	2,807
Green Phosphoric Acid	531	544	567
Fertilizers	1,082	920	1,033
White Phosphoric Acid	168	171	134
Specialty Fertilizers	72	70	66

Property Values

As of December 31, 2021, the overall book value of the property, plant and equipment of ICL Rotem, amounted to about $746 million.

Mineral Resource Estimate

The reported P2O5 grade is intended for the phosphate rock product, after physical beneficiation (usually dis-aggregation, sieving and sizing), designed to replicate actual plant performance. The reported grade and tonnages, organic matter and chlorine contents are designated for the in-situ material.

At Rotem and Zin, future resources are located in the deeper, more steeply dipping, or remote parts of the deposits. They have higher average stripping ratios and ore haulage distances than do those at the older, smaller, and more compact mining operation at Oron. In general, production is progressively toward deeper pits.

The three-year average FOB Ashdod market prices used to calculate our resources and reserves in the Negev as of December 31, 2021 are as follows: $686 per ton P2O5 for green phosphoric acid, $1,374 per ton for WPA, $1,283 per ton for MKP, and $153 per ton for GSSP.

In estimating the Resources and Reserves, an average of the previous three years’ currency exchange rates is used to ensure economic feasibility. The three-year average currency conversation rates used to calculate our resources and reserves in the Negev as of December 31, 2021 are as follows NIS 3.41 per $1.00, $1.15 per €1.00 and $1.31 per £1.00.

ICL Group Limited 147

Rotem, Zin, and Oron – Summary of Phosphate Mineral Resources at the end of the fiscal year ended December 31, 2021, based on FOB Ashdod market prices: $686 per ton P2O5 for green phosphoric acid, $1,374 per ton for WPA, $1,283 per ton for MKP, and $153 per ton for GSSP.

Category	White Phosphate	Low Organic Phosphate	High Organic & Bituminous Phosphate	Average Grade (P2O5)	Cut-off Grades (P2O5)	Metallurgical Recovery (P2O5)
(millions of tons)

Rotem	Measured		156.7	27.5%	25%	54%
	Indicated		10.0	26.0%
	M + Ind		166.7	27.5%
	Inferred		-	-
Zin	Measured	3.0	18.0	27.5%	23%	56%
	Indicated	-	-	-
	M + Ind	3.0	18.0	27.5%
	Inferred	-	.	-
Oron	Measured		70.0	27.5%	20%	59%
	Indicated		-	-
	M + Ind		70.0	27.5%
	Inferred		-	-
Total	Measured	3.0	244.7	27.5%
	Indicated	-	10.0	26.0%
	M + Ind	3.0	254.7	27.5%
	Inferred	-	-	-

(1)	Mineral Resources are reported exclusive of any Ore Reserve.

(2)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(3)	Mineral Resources for Rotem, Zin, and Oron are classified in accordance with the Pan European Reserves and Resources Reporting Committee (PERC) Standard for Reporting of Exploration Results.

As of December 31, 2021, ICL Rotem had 257.7 Mt of phosphate resources. We are reporting Mineral Resources at ICL Rotem in accordance with the guidelines of PERC for the first time in 2021. The mineral resources estimate for ICL Rotem is based on factors related to geological and grade models and the prospects of eventual economic extraction. For further discussion of the material assumptions relied upon, please refer to Section 11.4 of the Technical Report Summary filed as an exhibit to this Annual Report.

Mineral Reserve Estimate

In determining these Reserves, a cut‑off grade of 20% to 25% P2O5 was applied, depending on the processing characteristics of the phosphate rock and the existing mineral processing method. The cut‑off grade differs for each mine in accordance with the beneficiation process and enrichment capacity: a cut‑off grade of 20% P2O5 and lower was applied at Oron, after it has been proven that the required quality can be reached. A cut‑off grade of 23% P2O5 was applied at Zin, and a cut‑off grade of 25% P2O5 was applied at Rotem. The cut‑off grade for Oron is lower because Rotem has the appropriate beneficiation process for phosphate rock with limestone, which characterizes the white phosphate and, therefore, the beneficiation process, through the flotation process, is extremely efficient. The cut‑off grade for the Rotem mine is higher because the beneficiation process has a limited grinding and flotation system, and only medium to high grade phosphate can be fed (which is appropriate for the existing Reserves at Rotem). The cut‑off grade for Zin is slightly higher than that of Oron because of the presence of marl and clay that reduces the efficiency of the enrichment process.

ICL Group Limited 148

For purposes of determining the cut‑off grade, utilization and quantities parameters account was taken of the geology factors (continuity, structure), mining method, mining dilution, plant utilization, technical feasibility, operating costs, and historical and current product prices. The parameters employed in the calculation are as follows: on‑site tons (multiplying area by layer thickness and phosphate density); recoverable tons (tons of mineral which can be mined, taking into account mining dilution); mineable tons (recoverable tons from which the tons produced are deducted); stripping ratio (the quantity of waste removed per ton of phosphate rock mined); planned dilution; cost per ton for mining (typically related to transport distance to beneficiation plant); cost per ton including reclamation; and unplanned dilution (7%-15% unplanned dilution is taken into account based on the data from the mining operation and the data from the problematic areas). Rotem Israel’s yearly mining plan is not determined by the minimum cut‑off grade, and fluctuations in commodity prices rarely affect its cut‑off grade.

The cut‑off grade calculations come from historical yield data and Rotem’s historical experience with mining, and are calculated and modelled by its geologists, operation engineers and economists. The calculation takes the ore grade in‑situ, converts it into extracted ore with ICL Rotem mining method, and estimates the plant yield depending on the grade. Economic modelling then gives the cut‑off figures currently used by ICL Rotem.

The proven reserves above the cut‑off grade were obtained from the calculated on‑site resources considering the mining method, the rate of mining dilution, and in‑plant recovery, based on ICL Rotem’s historical data. In order to convert the resources into reserves, account is taken, separately, of the mining dilution rate, mining method and the geological conditions, including historical yield data, and are based on the previous five years’ operational data. The mining dilution rate in the Company's mines in Israel’s southern region is 2.5% and takes into account the continuity of the layers and the geological structure. The quantity and grade of the calculated reserves are those that are expected to be transferred to the processing plant and are subject to recovery indices in the utilization plant. The updated utilization in the plant varies between the sites as it consists of historical yield data, which is currently 45% for Oron, 46% for Rotem, and 40-46% for Zin. These differences in metallurgical recovery rates are due to rock properties and differences in the beneficiation process at the different mines. Proven reserves have been explored by borehole intersections typically at 70 to 150 meters intervals. Each of the three plants at the mines has been developed over the past few decades for the optimum upgrading of the phosphate rock to concentrate ore containing typically 31% to 32% P2O5. The conversion ratio for most of the phosphate layers is 1.8 tons for every 1 cubic meter, where a conversion ratio of 2.0 tons per cubic meter is used for hard, calcareous beds. These factors are used on the basis of long experience and are considered to be reasonable.

The Company continues to check the adaptation of various potential types of phosphate rock for the production of phosphoric acid and its downstream products as part of an effort to utilize and increase existing phosphate reserves. In 2021, the Company will further analyze additional types of phosphate including: R&D, pilots, plant testing activities and other economic feasibility assessments.

In calculating the cut‑off grade and reserves, an average of the previous three years’ market prices and operating costs are used as part of the calculations to ensure economic feasibility.

In 2019, additional areas in Rotem mine have been defined as low organic content, as well as reassessment of the overburden ratio in some areas in the mine. In addition, at Oron mine more precise mining was utilized. Potential area in Tamar field (part of Rotem mine) is being examined for suitable mining method that could result in future additions to the Company reserves.
ICL Group Limited 149

•
Rotem mine: The life of the mine at Rotem is approximately 4 years based on reserves of nominally 8.6 million tons of low organic/low magnesium phosphate (given the current annual mining volume). The low‑organic, low-magnesium phosphates are suitable for phosphoric acid production. The annual average production (mining) rate for the low-organic/low-magnesium phosphate at Rotem is 2 million tons per year.

•
Oron mine: The life of the mine at Oron is approximately 3 years based on a reserve of 8.5 million tons and an average production of 2.8 million tons per year of white phosphate (given the current annual mining volume).

•
Zin mine: In order to actively address global market volatility, the continuing trend of economic and business uncertainty and to mitigate the implications of the COVID-19 spread and its impact on the Segment's results, several efficiency initiatives and measures have been initiated, which include, among other things, the discontinuation of the production and sale of the phosphate rock activity at Zin plant in 2020.

Currently, we are generating sufficient rock production from other mines and as such, we are not providing a life of mine estimate for Zin. Nevertheless, Zin reserve can be used as part of the future raw materials for MGA production at ICL Rotem and for other downstream products.

Rotem, Zin, and Oron – Summary of Phosphate Mineral Reserves at the end of the fiscal year ended December 31, 2021, based on FOB Ashdod market prices: $686 per ton P2O5 for green phosphoric acid, $1,374 per ton for WPA, $1,283 per ton for MKP, and $153 per ton for GSSP.

Category	White Phosphate	Low Organic Phosphate	High Organic & Bituminous Phosphate	Total (Mt)	Average Grade (P2O5)	Cut-off Grades (P2O5)	Metallurgical Recovery (P2O5)
(millions of tons)

Rotem	Proven		8.6	10.0	18.6	26.7%	25.0%	54%
	Probable		-	-	-	-
Zin	Proven		12.4	17.7	30.1	25.5%	23.0%	56%
	Probable		-	-	-	-
Oron	Proven	8.5	3.0		11.5	23.1%	20.0%	59%
	Probable	-	-
Total	Proven	8.5	24.0	27.7	60.2	25.4%
	Probable	-	-	-	-	-	-

(1)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(2)	Mineral Resources for Rotem, Zin, and Oron are classified in accordance with the Pan European Reserves and Resources Reporting Committee (PERC) Standard for Reporting of Exploration Results.

As of December 31, 2021, ICL Rotem had 60.2 Mt of phosphate reserves compared to 53 Mt as of December 31, 2020, an increase of 13.6%. This increase was primarily due to the addition of Tamar field (Low Organic) to the reserves and Bituminous Phosphate at Rotem, as a result of a change in Reserve determination methods. Assumptions regarding the technical parameter analysis, forecasted product prices, production costs, permitting decisions, or other factors may positively or negatively affect the reserves estimates.

ICL Group Limited 150

Logistics

Most of ICL’s products, whether in solid or liquid state, are transported in bulk from Rotem and Oron by road and rail to either the Ashdod port or by road to the Eilat port. From Eilat, ICL’s products are transported by ship to markets in the Far East, and from Ashdod, they are transported by ship to Europe and South America.

Within the Rotem site, there is a rail loading facility that typically loads up to 30 wagons for each delivery. Approximately 1.4 million tons of products per year are transported by rail to Ashdod port, about 230 thousand tons by road to Ashdod and about 80 thousand tons are transported by road to the port of Eilat.

ICL Tovala is responsible for transporting phosphate rock from the processing facilities in road going rigid trucks and trailers. Each trailer has a payload of 40 tons. In 2021, about 1.3 million tons of phosphate rock were transported from the Oron mine by truck for additional processing and about 70 thousand tons of phosphate rock were transported from Zin, which ceased operations in 2020 and the transfer of the remaining inventory ended in early 2021, to Rotem for further processing.

From Ashdod port, approximately 650 thousand tons of sulphur are transported to Rotem each year. Sulphur arrives at the port of Ashdod from overseas, where it is loaded into road‑going trucks and transported to the Company’s sulphur dispatch 5 kilometers away. At the depot, it is loaded into rail cars and then transported to Rotem. The port of Ashdod is located on the Mediterranean coast, approximately 40 kilometers south of Tel Aviv and approximately 120 kilometers northwest of the Rotem site and the Tzefa site.

ICL Group Limited 151

Dead Sea Works

Overview

Figure 4:  Location of the DSW, Rotem, Oron and Zin Properties (Israel)

ICL Dead Sea (DSW) is located on the south- west shore of the Dead Sea’s southern basin (Figure 4). It is one of the world’s largest producer and supplier of potash products, in addition to a range of chemical products. The main product produced at the plant is muriate of potash (MOP) for use as agricultural fertilizer. The DSW comprises 37 ‘ponds’ covering an area of 146.7sqkm and its associated processing facilities. The DSW processing facilities are approximately centered on the geographic coordinates: latitude 31°02’18”N and longitude 35°22’15”E. Water from the northern Dead Sea basin is pumped into evaporation ponds which cause the salt (carnallite) to precipitate out of solution and to sink and deposit on the bottom of the ponds. A dredge harvests the carnallite and pumps this solution to the processing facilities located at the southern end of the site.

The DSW are located alongside Highway 90 which runs broadly north – south from the port of Eliat in the south, northwards alongside the Dead Sea and onwards through Tiberias on the Sea of Galilee in the north of the country. Products from the DSW are transferred to either the port of Ashdod (Mediterranean) or port of Eilat (Red Sea). For Ashdod, an 18 kilometers conveyor transfers potash product from the DSW to a terminal at Tsafa and then onwards by train or road truck. For transport to Eilat, road trucks are used for the entire journey.

Mining Concessions and Lease Agreements

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

The concession covers a total area of 652 sqkm, including the evaporation ponds that cover an area of 146.7 sqkm.

In accordance with section 24 (a) of the Supplement to the Concession Law, it is stated, among other things, that at the end of the concession period all the tangible assets at the concession area will be transferred to the government, in exchange for their amortized replacement value – the value of the assets as if they are purchased as new at the end of the concession period, less their technical depreciation based on their maintenance condition and the unique characteristics of the Dead Sea area. Pursuant to section 24 (b) of the Supplement to the Concession Law, it is stated that capital investments made 10 years before the concession ends (i.e., April 2020) to the end of the concession period require a prior consent of the Government, unless they can be fully deducted for tax purposes before the end of the concession period. However, the Government's consent to any fundamental investment that may be necessary for the proper operation of the plant, will not be unreasonably delayed or suspended. In 2020, a work procedure was signed between the Company and the Israeli Government for the purpose of implementing section 24(b).

ICL Group Limited 152

The procedure determines, among other things, the manner of examining new investments and the consent process. In addition, the procedure determines the Company's commitment to invest in fixed assets, including for preservation and infrastructure, and for ongoing maintenance of the facilities in the concession area (for the period beginning in 2026) and the Company's commitment to continue production of potassium chloride and elemental bromine (for the period commencing 2028), all subject to the conditions specified in the procedure. Such commitments do not change the way the Company currently operates.

In consideration of the concession, DSW pays royalties and lease rentals to the Government of Israel and is subject to the Law for Taxation of Profits from Natural Resources, on top of the regular income tax.

For further information regarding ICL Dead Sea royalties, tax and other matters, see Notes 15 and 18 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors— Our minerals extraction operations are dependent on concessions, licenses and permits granted to us by the respective governments in the countries wherein they are located”.

Operations

The concentration of the minerals extracted from the Dead Sea (including potash and bromide), constituting the raw materials for production, is on the rise due to the hydrological deficit experienced by the Dead Sea over the past 40 years.

ICL’s extraction of minerals from the Dead Sea begins with an evaporation process facilitated by the hot and dry desert climate of the Dead Sea region, which is the lowest point on the earth’s surface. Due to the hydrological deficit, the sea is declining at the rate of over 1 meter per year and is now about 436 meters below sea level. As a result, the Dead Sea is divided into two parts: the natural Northern Basin and the Southern Basin, on the basis of which dams were installed and artificial evaporation ponds were constructed.

The production process begins with the pumping of brine from the Northern Basin into the evaporation ponds in the Southern Basin (a distance of about 12 kilometers) via the Company’s pumping stations. In 2021, ICL pumped approximately 443 million cubic meters of water from the Northern Basin into the evaporation ponds, of which, approximately 282 million cubic meters of brine were rechanneled at the end of the process to the Northern Basin. In 2021, the Company produced from the Dead Sea approximately 3.9 million tons of potash, 187 thousand tons of bromine, 18.2 thousand tons of metal magnesium, 111 thousand tons of salt and 131 thousand tons of solid magnesium chloride.

Due to the constant decline in water level (annual average of 1.1 meters which has been recorded in recent years), we are required to relocate the P-88 pumping station, after 21 years of service drawing water from the Northern Basin. During 2021, all the pumping units were assembled, the works on raising the settling basin to allow for extensive ground settlement was completed and the new P-9 pumping station started operating in early 2022.

ICL Group Limited 153

Nevertheless, the Company expects no impact on its operations due to the current sea water level, which will allow the continued operation of our existing P-88 pumping station until the second half of 2022.

The evaporation ponds extend over an area of approximately 150 square kilometers and are divided into two sub systems – an array of ponds for precipitating salt (mineral waste from the production process), and a series of ponds for precipitating carnallite (the target mineral constituting a raw material for production of potash).

The salt pond known as Pond 5 is the largest pond in the series of ponds, having an area of approximately 80 square kilometers. Pond 5 was built during the 1960s by construction of a large dam, where in the center of the dyke surrounding it a partition (separation clay core) was installed for sealing and prevention of potential leakage of solutions. This dam demarks the Southern Basin of the Dead Sea on the Israeli side and allowed the continued existence of the Southern Basin due to the system of pumping stations and flowing channels that are operated as part of the industrial operational system of the evaporation ponds. In order to continue and operate Pond 5, the dyke was raised several times during the last 50 years. In 2013, DSW completed the cut off project that aimed to minimize the seepage from the northern pond. As part of the project, sheet piles were inserted up to the depth of 33 meters to the ground along the length of 18.6 kilometers. The evaporation processes give rise to concentration of the brines and the sinking of the salt to the floor of the pond. The remaining brines are rich in potash, magnesium and bromide. These brines are pumped into the systems of other ponds, and as a result of the continued evaporation, the "carnallite" precipitates. Carnallite is the raw material used for production of potash, metal magnesium and chlorine. The carnallite is harvested by floating barges and is sent, as slurry, to our production plants. The brine from the end of the carnallite ponds is used as a raw material in the production of bromine and magnesium chloride.

The rise of the water level of Pond 5 -

The minerals from the Dead Sea are extracted by way of solar evaporation, whereby salt precipitates onto the bed of Pond 5, located in one of the sites of DSW. The precipitated salt creates a layer on Pond 5 bed with a volume of approximately 16 million cubic meters per year. The production process of the raw material requires that a fixed brine volume is preserved in Pond 5. Failure to maintain a constant volume of brine in Pond 5 could result in a reduction in production capacity. To this end, up to the end of 2021, the raising of the brines' level of Pond 5 was according to the rate at which the pond floor rises, while performing the salt harvest. Since the solutions' level maximum height (15.1 meters) was reached at the end of 2021, from 2022 onwards, the solutions' volume in Pond 5 will be preserved by way of harvesting the salt ("the Permanent Solution" and/or "the Salt Harvesting Project" as described below).

Raising the water level of Pond 5 above a certain level may cause structural damage to the foundations of hotel buildings situated close to the water’s edge, to the settlement of Neve Zohar and to other infrastructure located along the western shoreline of the Pond. Until the end of 2020, in order to ensure that Pond 5 water level does not exceed the maximum height (15.1 meters), the Government of Israel, through the Dead Sea Preservation Government Company Ltd., implemented a project for construction of coastline defenses, together with DSW (which financed 39.5% of the project's cost), as part of which the dike along the western beachfront of Pond 5, across from the hotels, was raised, together with a system for lowering subterranean water. The construction work with respect to the hotels' coastlines was completed and currently the Dead Sea Preservation Government Company Ltd. is carrying out elevation work in the intermediate area between the two hotel complexes.

ICL Group Limited 154

The "Permanent Solution", which should provide a defense at least until the end of the current concession period in 2030, was established in the agreement with the Government of Israel signed in 2012. The purpose of the agreement was, among others, to provide a permanent solution for raising the water level in Pond 5 and stabilizing the water therein at a fixed level by harvesting salt from this pond and transferring it to the Northern Basin of the Dead Sea. According to the agreement, the planning and execution of the Permanent Solution will be through the Salt Harvesting Project which will be performed by DSW. In addition, the agreement stipulates that from January 1, 2017, the water level in the pond will not rise above 15.1 meters. Nevertheless, in the event of a material deviation from the project's timetables, without the Company having violated its obligations, the Company will be permitted to request raising of the water level above 15.1 meters.

The Company bears 80% and the State of Israel bears 20% of the cost of the Salt Harvesting Project. However, the State's share will not exceed NIS 1.4 billion.

A salt dredger, which is part of the implementation of the Salt Harvesting Project, commenced operations in the fourth quarter of 2020. In 2021, the dredger has been operated successfully, dredging according to plan 6 million cubic meters of salt, which allowed DSW to set the level at its maximum height at the end of 2021. The P-9 pumping station operation commenced in early 2022.

For further information, see Note 18 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors— The accumulation of salt at the bottom of the salt Pond 5, the central evaporation pond in our solar evaporation pond system used to extract minerals from the Dead Sea, requires the water level of the pond to be constantly raised in order to maintain the production capacity of extracted minerals”.

The receding level of the Dead Sea - not to be confused with the rising water level in Pond 5 discussed above. These two seemingly contradictory phenomena are occurring simultaneously, as Pond 5 is located in the Southern Basin on a different plane than the main body of the sea lying to its north, necessitating a special pumping station to constantly feed the pond with water. While the brine level of Pond 5 is rising due to the accumulation of salt on its floor and the continuous pumping of brine from the Northern Basin of the Dead Sea, the water level of the Northern Basin is receding, due to the reduction of the flow from the Jordan river to the Northern basin and due to the water pumping the ICL and Arab Potash Company (APC) are using for their production processes. As a result of the decline of the Dead Sea level, sinkholes appear and their appearance in the Dead Sea area has increased over the years. Most sinkholes develop in the northern Basin of the Sea, where the pumping station and the feeding canal of DSW are located. In order to protect these operational infrastructures, DSW monitors the area and fills sinkholes when they appear.

Additional effect of the decline of the Dead Sea level is the erosion of Arava stream, which flows along the international border between Israel and Jordan. This erosion could endanger the stability of the eastern dykes in the future in the array of salt and carnallite ponds. The Company is endeavoring to analyze the matter and to find solutions for preventing or retarding this occurrence in the long term. The Company is carrying on ongoing monitoring and acting on site in order to protect the dykes. As part of these efforts, research was conducted, designed to gather information for the detailed planning of a project to prevent the continued erosion of the stream. The research phase was completed in 2020 and the detailed design is expected to commence in early 2022. Prior to commencing the project, obtaining permits from the authorities is required, due to its engineering complexity, proximity to the border, soil instability and environmental sensitivity of the entire area. Insofar as it is decided to commence with the project, the Company estimates that its completion is likely to take several years.

ICL Group Limited 155

For further information, see “Item 3 - Key Information— D. Risk Factors— The receding water level in the Northern Basin of the Dead Sea, may require capital and/or operational expenses in order to enable the continuation of the Company's operations in the Dead Sea”.

Since 2018, the Company has also been operating a new cogeneration power station in Sodom, Israel. The new power station supplies electricity and steam required to support the production of ICL's plants at the Sodom site and sells its surplus electricity to other ICL companies and external customers via the national grid in Israel. The new power station has a capacity of about 330 tons of steam per hour and about 230 MWh. The Company is operating the new power station concurrently with the former power station, which will continue to operate on a limited basis as "hot back‑up". Due to its full natural gas operation, high efficiency and advanced pollution reduction technologies, the new plant also allows for significant reductions in direct air emissions including greenhouse gas emissions.

Production

The following table sets forth the amount of our total mine production at the Company’s mines in DSW supplied to our beneficiation plants, for the three years ended December 31, 2021, 2020 and 2019:

Production (Kt)
2021	2020	2019

Potash	3,900	3,960	3,334
Compacting plant	1,858	1,707	1,218
Bromine	182	171	181
Cast Mg	18	18	22

Property Value

As of December 31, 2021, the overall book value of the property, plant and equipment of ICL Dead Sea, as presented in its financial statements (which are based on replacement cost accounting), amounted to about $6 billion. For further information, see Note 15E to our Audited Financial Statements.

Mineral Resource Estimate

The DSW is not a typical mining operation with a finite Mineral Resource, explored by drilling, that is estimated and classified. It is also not a typical solution mining operation that would require an assessment of porosity and fluid flow. However, even though the source of brine is renewed to a certain extent by inflow to the northern Dead Sea basin, the resource cannot be considered either fully renewable or infinite, given that there are certain engineering, licensing and environmental constraints. The Mineral Resource estimate is therefore based on the following steps:

1.	Determination of pumping rate of brines from northern Dead Sea area to lagoons.

2.	Determination of expected recovery of product as based upon:

a.	Ability to determine composition and consistency of supply

b.	Ability to predict consistency of evaporation and mineral precipitation

c.	Ability to predict consistency of split into various products

ICL Group Limited 156

3.	Determination of Mineral Resource classification is based upon:

a.	Any variation in supply composition

b.	Any variation in return flow of brines to the northern Dead Sea basin to assess efficiency and consistency of process

c.	Variation in precipitation of mineral amounts

d.	Accuracy of sonar measurements in determining reconciliation

4.	Consideration of the length of extraction license held by ICL

5.	Assessment of potential changes to any of the above factors during the remaining length of license.

Mineral Resources must have reasonable expectations of eventual economic extraction. Therefore, in assessing Mineral Resources for DSW we also consider the length of the license allowing abstraction of waters from the northern Dead Sea basin to DSW.

It is also important to consider future outside impact on what is a dynamic system. The primary factor that could impact on the source brines is the continuing drop in the sea level of the northern Dead Sea area and its potential effect on the chemistry of the Dead Sea waters. Water deficit, as a result of reduced inflow, has the result of changing chemistry of the remaining brine. The concentration of KCl has increased over time (at a rate of +0.05% over 20 years) and the concentration of NaCl has decreased because of halite deposition in the northern Dead Sea basin. This reduction in water level with associated changes in water chemistry are predicted to continue. The increased KCl content of the Dead Sea brine is predicted to cause an increase of DSW's potash production at a rate of an additional 11.5kt per year from 2020, with an increased potash production of approximately an additional 230kt over current rates by 2040.

DSW - Summary of Potash Mineral Resources at the end of the fiscal year ended December 31, 2021, based on $255 FOB per ton.

Classification	Product	Amount (Mt)	Grades/qualities (KCl)	Cut-off Grades (KCl)	Metallurgical Recovery (KCl)

Measured	KCl	225	20%	n/a	100%
Indicated	KCl	1,500	20%
Inferred	KCl	445	20%
Total	KCl	2,170	20%

(1)	Potential brine volume is based upon the estimated pumping rate from Northern Dead Sea multiplied by potential extraction period until the year 2133.

(2)	Mineral Resources are reported exclusive of any Ore Reserve.

(3)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(4)	Mineral Resources for the DSW are classified in accordance with the Pan European Reserves and Resources Reporting Committee (PERC) Standard for Reporting of Exploration Results.

As of December 31, 2021, DSW had 2,170 Mt of potash resources. We are reporting Mineral Resources at DSW in accordance with the guidelines of PERC for the first time in 2021. The mineral resources estimate for DSW is based on factors related to predictive models following assumed water inflow to the Dead Sea as well as the prospects of eventual economic extraction. For further discussion of the material assumptions relied upon, please refer to Section 11.5 of the Technical Report Summary filed as an exhibit to this Annual Report.

ICL Group Limited 157

Mineral Reserve Estimate

The Mineral Reserves Estimate of the Dead Sea deposits have been classified in accordance with the definitions presented in Pan European Reserves and Resources Reporting Committee (PERC) Standard for Reporting of Exploration Results.

DSW – Summary of Potash Reserves at the end of the fiscal year ended December 31, 2021, based on $255 FOB per ton.

Amount (Mt)	Grades/qualities (KCl)	Cut-off grades (KCl)	Metallurgical recovery (KCl)

Proven mineral reserves	172	20%	n/a	100%
Probable mineral reserves	-	-
Total mineral reserves	172	20%

(1)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(2)	Mineral Reserves for the DSW are classified in accordance with the guidelines of the PERC Code (2021).

As of December 31, 2021, DSW had 172 Mt of potash reserves. We are reporting Potash Mineral Reserves at DSW for the first time in 2021. The mineral reserves estimate for DSW may be impacted by material assumptions regarding forecasted product prices, production costs, permitting decisions (most notably the 2030 expiration of the concession, which is assumed to occur for purposes of calculating the reserves; an extension would increase reserves), or other relevant factors that may positively or negatively affect the reserve estimate. For further discussion of the material assumptions relied upon, please refer to Section 12.5 of the Technical Report Summary filed as an exhibit to this Annual Report.

The current life of the mine at DSW is nominally 9 years (to 2030) based on the reserve of 172 Mt (carnallite) and the current annual mining production volume shown above. “Mining” is set at 100% with 0% planned dilution.

Logistics

The potash produced at ICL’s Dead Sea facilities is transported by means of a conveyor belt that was built over 18 kilometers to the railhead located at Tzefa in Mishor Rotem, and from there the output is transported to the Ashdod port by train or by truck, mainly to the Eilat port. Metal magnesium is transported by means of containers that are loaded on trucks from the Company's site in Sodom to the railhead at the Tzefa site. Thereafter, the Company transports the containers to the Haifa/Ashdod ports by means of train.

The port of Eilat is located in the far south of Israel on the Red Sea coast. It is approximately 180 kilometers due south of Rotem and about 200 kilometers from Sodom and is accessible by road. Shipments exiting the Eilat port are to the Far East, whereas sales to Europe and the USA exit from the Ashdod port. Sales of fertilizers and potash from Rotem and the Dead Sea are not shipped from the Haifa port since it has no infrastructure for loading bulk products and the cost of overland transport is more expensive than transport to Ashdod.

ICL Group Limited 158

YPH China

Overview

YPH, ICL's subsidiary in China, which is equally owned with Yunnan Phosphate Chemicals Group Corporation Ltd. ("YYTH"), holds two phosphate mining licenses that were issued in July 2015, by the Division of Land and Resources of the Yunnan district in China: (1) a mining license for the Haikou Mine (hereinafter – Haikou) which the Company operates and which is valid until January 2043, and (2) a mining license for the Baitacun Mine, which was renewed in 2021, and is valid until 2023. The Company intends to conduct a risk survey to assess the feasibility and profitably of mining the site.

With respect to the mining rights, in accordance with China "Natural Resources Tax Law", YPH pays royalties of 8% on the selling price based on the market price of the rock prior to its processing.

In 2016, a subsidiary of YYTH (hereinafter – YPC) issued a statement whereby in 2010 it entered into agreements with the local authority of Jinning County, Yunnan Province and Jinning Lindu Mining Development and Construction Co. Ltd. (hereinafter - Lindu Company), according to which Lindu Company is permitted to mine up to two million tonnes of phosphate rock from a certain area measuring 0.414 square kilometers within the area of the Haikou mine (hereinafter – the Daqing Area) and to sell such phosphate rock to any third party in its own discretion.

YPC has undertaken that YPH’s mining right in the Haikou mine will not be adversely affected by the above-mentioned arrangements. It was decided that YPH should conduct further communications with YPC and Lindu Company, for the purpose of protecting its legal rights and to urge the parties to reach a fair, just, and reasonable solution to this issue, as soon as possible. Considering the above, ICL did not include this area as part of YPH's reserves.

For further information regarding our concessions in China including royalties, mining licenses, rights and other matters, and for description of certain risks relating to our operations in China, see Note 18 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors”, respectively.

The access to Haikou mine is by means of a network of roads, as well as an accessible rail network that links to the state rail lines. The average production capacity at Haikou in 2021 increased due to several projects, including the flotation expansion project, and is approximately 2.7 million tons per year.

ICL Group Limited 159

Figure 5: Location of Haikou Mine (China)

Mining Concessions and Lease Agreements

YPH holds two phosphate mining licenses that were issued in July 2015, by the Division of Land and Resources of the Yunnan district in China: (1) a mining license for the Haikou Mine (hereinafter – Haikou), which the Company operates and which is valid until January 2043, and (2) a mining license for the Baitacun Mine, which was renewed in 2021, and is valid until 2023. The Company intends to conduct a risk survey to assess the feasibility and profitably of mining the site.

Haikou is an open-pit mining site located alongside the Haikou Town, in the Xishan district, proximate to the city of Kunming. The Baitacun is located several kilometers from the Haikou mine, wherein the mining activities have not yet commenced.

The Haikou mine has been in operation since 1966 and the concession area is spread over 9.6 square kilometers. The Haikou mine is divided into four areas. The phosphate sources in areas 1 and 2 have almost been fully depleted. The mining in area 3 began in 2015 and the mining activities in area 4 began at the end of 2017.

For further information regarding our concessions in China including royalties, mining licenses, rights and other matters, and for description of certain risks relating to our operations in China, see Note 18 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors”, respectively.

Operations

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

ICL Group Limited 160

The mining in the Haikou Mine is via open mining using conventional methods by means of drilling and blasting, hydraulic excavators, mining trucks and tractors for mining phosphates.

In the first stage, mining of the upper ground level is being stripped and stored or spread out over mined areas for purposes of reclamation. In the second stage, drilling, blasting and stripping of the upper overburden level is executed. In the third stage, mining of the phosphate is performed by drilling and blasting of every layer separately (between which an interburden layer exists having a thickness of 11 meters, which is also drilled, blasted and stripped) and the phosphate is then loaded on truck and being transported to the beneficiation plants.

Based on the patches' appearance of the medium and high-grade phosphate, the mining is performed through use of small mining tools, trucks with a capacity of 40 tons and excavators having a bucket capacity of 3 to 6 cubic meters.

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

Production

The following table sets forth the amount of our total mine production of raw ore at the Haikou mine (and the relevant grade) supplied to our beneficiation plants, for the three years ended December 31, 2021, 2020 and 2019:

Year Ended December 31,
2021	2020	2019

Millions of tons produced	2.66	2.40	2.15
Grade (% P2O5 before/after beneficiation)	21% / 28%	21% / 29%	21% / 29%

(1)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

The following table sets forth the approximate amounts of product produced after processing by our operations at the Haikou mine, for the three years ended December 31, 2021, 2020 and 2019:

Year Ended December 31,
2021	2020	2019
thousands of tons	thousands of tons	thousands of tons

Phosphate Rock *	2,194	2,044	1,946
Green Phosphoric Acid	673	632	637
Fertilizers	612	584	516
White Phosphoric Acid	83	71	64
Specialty Fertilizers	76	55	46

*including Enriched & Grinding Rock

ICL Group Limited 161

Property Value

As of December 31, 2021, the overall book value of the property, plant and equipment of Haikou amounted to about $307 million.

Mineral Resource Estimate

The Mineral Resource is reported as in-situ and exclusive of the Mineral Reserve tons and grade. Mineral Resource categorization of Measured, Indicated, and Inferred Mineral Resources, presented in Table 1, is in accordance with the definitions presented in Pan European Reserves and Resources Reporting Committee (PERC) Standard for Reporting of Exploration Results and in S-K 1300.

YPH Haikou – Summary of Phosphate Mineral Resources at the end of the fiscal year ended December 31, 2021, based on three-year average market prices used to calculate our reserves at the Haikou mine as of December 31, 2021 are as follows: $406 per ton for green phosphoric acid (MGA), $931 per ton for white phosphoric acid (WPA), $1,024 per ton for MKP, $211 per ton for GTSP, $328 per ton for NPS, $268 per ton for MAP 55% and $652 per ton for MAP 73%.

	Measured		Indicated		Inferred		Measured + Indicated		Cut-off Grades (P2O5)	Metallurgica Recovery (P2O5)
Mining Area	Mt	(P2O5)	Mt	(P2O5)	Mt	(P2O5)	Mt	(P2O5)

Block 1 and 2	0.6	23.0%	0.02	22.4%	-	-	0.7	23.0%	15%	89.3%
Block 3	1.6	22.0%	2	24.1%	-	-	3.8	23.2%
Block 4	0.7	22.4%	0.2	23.1%	0.2	20.0%	0.9	22.5%
Total	3	22.3%	2.3	24.0%	0.2	20.0%	5.3	23.0%

(1)	Mineral Resources are reported on a dry in-situ basis and are exclusive of Mineral Reserves.

(2)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(3)	Mineral Resources are classified in accordance with the Pan European Reserves and Resources Reporting Committee (PERC) Standard for Reporting of Exploration Results.

(4)
The reported Mineral Resource estimate was constrained by limiting polygons for the purpose of establishing reasonable prospects of economic extraction based on potential mining, metallurgical and processing grade parameters identified by mining, metallurgical and processing studies performed to date on the project. A minimum cut-off grade of 15% P2O5 has been applied for reporting purposes.

As of December 31, 2021, Haikou had 5.3 Mt of phosphate resource. We are reporting Mineral Resources at Haikou in accordance with the guidelines of PERC for the first time in 2021 The mineral resources estimate for Haikou is based on factors related to geological and grade models and the prospects of eventual economic extraction. For further discussion of the material assumptions relied upon, please refer to Section 11.6 of the Technical Report Summary filed as an exhibit to this Annual Report.

ICL Group Limited 162

Mineral Reserve Estimate

Haikou mine has 57.7 million tons (after deduction of 5%: losses 3% and dilution 2%) of proven reserves of phosphate rock which located in 4 separated blocks (blocks 1-4). The annual average production capacity is around 2.9 million tons (in 2021 2.66 million tons were mined). The proven reserves are sufficient for almost 21 years at such rate. Another 4 million tons of phosphate is placed in several piles around the mine and this reserve will be fed to the flotation plant in the next few years.

The average quality of the phosphate is around 21.8% P2O5 and is divided into 3 grades: Grade I (highest grade) > 30% P2O5, Grade II- 24-30% P2O5 and Grade III- 15-24% P2O5. Around 20% of the phosphate has >27% P2O5 and is usually beneficiated in the scrubbing facility, in the flotation plant, or in the grinding facility.

In determining these reserves, a cut-off grade of 15% P2O5 was applied in accordance with the flotation ability to produce usable concentrate rock (28.5% P2O5), which is the average quality required to produce phosphoric acid in the Yunnan region. In practice, the Haikou mine is able to process and use all the phosphate that exists in the deposit. The phosphate layers’ borders are physically well defined, also has very low P2O5 content (usually around 5%), and the mining process does not leave any unmined phosphate below the cut-off grade behind.

The reported Mineral Reserve estimate was constrained by Pit designs and includes diluting materials and allowances for losses. All Proven Reserves were derived from the Measured Mineral Resource classification, and all Probable Reserves were derived from the Indicated Mineral Resource classification only. The results of the Mineral Reserve estimate are supported by the outcomes of an economic analysis completed in support of the operational business plan. The QP is satisfied that the stated Mineral Reserves classification of the deposit appropriately reflects the outcome of the technical and economic studies.

The three-year average market prices used to calculate our reserves at the Haikou mine as of December 31, 2021 are as follows: $406 per ton for green phosphoric acid (MGA), $931 per ton for white phosphoric acid (WPA), $1,024 per ton for MKP, $211 per ton for GTSP, $328 per ton for NPS, $268 per ton for MAP 55% and $652 per ton for MAP 73%.

In calculating the reserves, an average of the previous three years’ currency exchange rates is used to ensure economic feasibility. The three-year average currency conversation rates used to calculate our reserves as of December 31, 2021 are as follows: 6.75 RMB per $1.00.

The life of the mine at Haikou is approximately 23 years, based on reserves of approximately 57.7 million tons (given the annual average production (mining) capacity of around 2.5 million tons); The phosphate from Haikou mine is suitable for phosphoric acid production.

Based on the Company's knowledge, we have all government's approvals and permits that are necessary for our reserves in China.

ICL Group Limited 163

The following table sets forth our estimated phosphate reserves at the Haikou Mine as of December 31, 2021:

YPH Haikou – Summary of Phosphate Mineral Reserves at the end of the fiscal year ended December 31, 2021, based on three-year average market prices used to calculate our reserves at the Haikou mine as of December 31, 2021 are as follows: $406 per ton for green phosphoric acid (MGA), $931 per ton for white phosphoric acid (WPA), $1,024 per ton for MKP, $211 per ton for GTSP, $328 per ton for NPS, $268 per ton for MAP 55% and $652 per ton for MAP 73%.

Category	Low Organic Phosphate (Mt)	Average Grade (P2O5)	Cut-off Grade (P2O5)	Metallurgical Recovery (P2O5)

Block 1 + 2	Proven	6.9	21.8%	15%	89.3%
	Probable	–	–
Block 3	Proven	39.0	21.9%
	Probable	–	–
Block 4	Proven	11.9	21.3%
	Probable	–	–
Total	Proven	57.7	21.8%
	Probable	–	–

(1)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(2)	Mineral Reserves reported on a dry basis delivered to the processing plant primary crusher.

As of December 31, 2021, Haikou had 57.7Mt at 21.8% of phosphate reserves compared to 51Mt at 21.9% as of December 31, 2020, an increase of 13% contained phosphate. This increase was primarily driven by a change in methodology used to calculate reserves and was partially offset by production. Assumptions regarding the technical parameter analysis, forecasted product prices, production costs, permitting decisions, or other factors may positively or negatively affect the reserves estimates.

Logistics

YPH holds the Haikou mine, several factories for production of various types of fertilizers located close to the Haikou mine and two plants for production of downstream products – one located close to the Haikou mine and the fertilizers factory and the other in proximity to the Kunming airport.

Most of the transported raw materials from the Haikou mine to the acid factories is executed via pipeline (slurry), whereas a small part of the raw rock is transported by trucks.

Most of the outputs are sold to the local market in North China and are transported from the fertilizers' factory directly to the customers, by train or marine shipment, mainly from two exit ports (QinZhou port and Fangchengang), while a small part of the output sold is transported to customers in the Yunnan region. Fangcheng port and Zhanjiang port are also used for importing sulphur, in the amount of 600 thousand tons per year subject to YPH’s demand and option through existing sources.

ICL Group Limited 164

Item 4A – UNRESOLVED STAFF COMMENTS

Not Applicable.

ICL Group Limited 165

Item 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Principal Factors Affecting Our Results of Operations and Financial Condition

As a multinational company our financial results are affected by changes in the demand for basic agricultural products, global economic trends, changes in terms of trade and financing, and fluctuations in currency exchange rates. As part of our business strategy implementation, we take steps to adapt our marketing and production policies to evolving global market conditions, improve cash flows, diversify sources of finance, strengthen our financial position and to optimize efficiency and minimize costs.

The following table sets forth the total Government Takes (GT) the Company had paid to the State of Israel in 2021, 2020 and 2019:

Year Ended December 31,	$ millions	NIS millions

2021	507	1,636
2020	346	1,192
2019	425	1,514

The GT include, among others, royalties, leases, dividend withholding tax, payroll taxes and social security and payments relating to taxes, including advances regarding the Surplus Profit Levy.

In 2021 and 2020, about 4% and 5%, respectively, of our total sales derived from sales in Israel. In 2021 and 2020, about 49% and 48%, respectively, of our total sales derived from production activities outside of Israel. There is not a single customer on which we are materially dependent, or that accounted for more than 10% of the Company’s total sales in 2021.

Trends affecting our operating expenses

Energy expenses accounted for approximately 6% and 7% of our total operating costs in 2021 and 2020, respectively, a year-over-year increase of approximately 10%. Electricity expenses in 2021 and 2020 amounted to $147 million and $113 million, respectively, comprising 42% and 36%, respectively, of our total energy expenses. Natural gas expenses in 2021 and 2020 amounted to $131 million and $139 million, respectively, comprising 38% and 44%, respectively, of our total energy expenses. Oil and oil products expenses in 2021 and 2020 amounted to $17 million and $15 million, respectively, each accounting for 5% of our total energy expenses.

ICL is one of the largest natural gas consumers in Israel and has taken a strategic decision to use natural gas to power its largest production plants in Israel. This transition of ICL’s facilities has significantly reduced emissions of air pollutants in the areas surrounding ICL facilities, improved the quality of the output, reduced maintenance expenses, and has led to significant monetary savings due to transiting away from more expensive fuels. For further information, including details of the specific natural gas purchasing agreements undertaken by the Company, see Note 18 to our Audited Financial Statements and “Item 4 - Information on the Company— B. Business Overview—Regulatory and Environmental, Health and Safety Matters — Energy”.

ICL Group Limited 166

Marine transportation expenses in 2021 and 2020 amounted to approximately $369 million and $213 million, respectively, comprising 6% and 5%, respectively, of our total operating costs. The increase is primarily attributed to an increase in marine transportation prices.

Our financial statements are presented in US dollars. Most of our sales are in US dollars, even though a portion of our sales is in other currencies, mainly euros. Part of our operating expenses in Israel are denominated in NIS and, consequently, devaluation of the average NIS exchange rate against the US dollar has a positive impact on our profitability, while appreciation has the opposite effect. Devaluation of the average exchange rate of the euro against the US dollar has a negative impact on our profitability, while appreciation has the opposite impact. On the other hand, devaluation of the euro against the US dollar improves the competitive ability of our subsidiaries whose functional currency is the euro, compared with competitors whose functional currency is the U.S. dollar. In 2021, the Company's operational results were negatively impacted mainly by the upward revaluation of the shekel against the dollar during the year, partly offset by the upward revaluation of the euro against the dollar and the devaluation of the Brazilian real against the dollar. For further information, see “Item 5 – Operating and Financial Review and Prospects— A. Operating Results— Results of Operations”.

We hedge part of our exposure to the risks described above, which include exposure to sales and operating expenses that are not denominated in our functional currency. The main exposure drives from operating expenses denominated in NIS and other currencies that are not the functional currency of our subsidiaries, and exposure to marine transportation prices and energy prices. Our management determines the extent of our hedging activities based on their estimation of our sales and operating expenses, as well as their expectations of the developments in the markets in which we operate. See “Item 11 - Quantitative and Qualitative Disclosures about Market Risk— Risk Management”.

Trends Affecting our segments

From March 2020, when the World Health Organization declared the COVID-19 a pandemic, and recommended containment and mitigation measures worldwide, the pandemic has continued to create business and economic uncertainty and volatility in global markets. Many countries around the world are experiencing further outbreaks of the pandemic and governments are once again imposing various restrictions. In parallel, there is a recovery trend in the volume of economic activity around the world that has led on the one hand, to significant demand for certain products and services, and on the other hand, disruptions to worldwide supply chain routes and some raw materials.

We continue to take measures to ensure the health and safety of our employees in all of our facilities and offices, as well as those of our suppliers, our business partners, and the communities in which we operate, to maintain the level of operations throughout our various facilities around the world, and to minimize the pandemic’s potential impact on our business.

We have modified some of our work practices to enable our employees to accomplish critical tasks in new ways, leveraging innovation and prioritizing resources. We have implemented communication technologies to maintain work routines, enabling our employees to engage with each other, as well as with our business partners, through digital platforms and other remote access tools.

In 2021, manufacturing continued at our sites around the world without interruption. We have not experienced material delays in production or distribution. The Company continues to respond to the evolving business environment, adjusting to rapidly changing conditions, taking appropriate measures to further enhance operational efficiency and profitability.

However, it remains difficult to assess the future impacts of the pandemic on our operations in light of the uncertainty of its duration, the extent of its intensity, its effects on global supply chains and global markets, the extent of its impact on the markets in which we operate, especially on emerging markets and the impact of additional countermeasures that may be taken by governments and central banks.

ICL Group Limited 167

Trends Affecting Industrial Products Segment

The operations of ICL's Industrial Products segment are largely affected by the level of activity in the electronics, construction, automotive, oil drilling, furniture, pharmaceutical, agro, textile and water treatment markets.

In 2021, about 45% of the worldwide use of bromine was for flame retardants, about 20% was for clear brine fluids and the remainder was used for intermediates, industrial uses, water treatment and other uses.

In 2021, ICL sold approximately 264 thousand tons of bromine compounds (25% higher compared to 2020), 87 thousand tons of phosphorus compounds (9% higher compared to 2020), 43 thousand tons of magnesia and calcium products (2% higher compared to 2020) and 331 thousand tons of Dead Sea Salts (3% higher compared to 2020).

During 2021, the Industrial Products segment experienced significant recovery in most markets, achieving all-time records of annual sales and operating income, driven by strong demand for the segment's products. This can be attributed to several factors including the record high bromine price in China, which derived from the government's restrictions on energy consumption, as well as safety and environmental audits that effected local bromine production, increased demand for bromine based flame retardants supported by the segment's production capacity expansions, the continued recovery in oil prices leading to renewal of drilling activities and the strong demand for phosphorus based flame retardants which benefitted from environmental restrictions on Chinese producers as well.

Below are the trends of the business line’s main activities -

Flame retardants: 2021 was characterized by high demand across all applications, mainly driven by strong demand in most end markets such as printed circuit boards, electronics, automotive and textile which is correlated with recovery of the worldwide economic activity beginning end of 2020 and during 2021.

Demand for ICL's phosphorus-based flame retardants was high during 2021 as Chinese regulatory authorities required the shutdown and relocation of several local production facilities located in dense population areas. Furthermore, Chinese authorities imposed energetic restrictions on large energy consumers, including phosphorus producers, resulting in Chinese phosphorus supply disruptions. In addition, demand was high in the construction and automotive industries.

The trend of pressure exerted by “green” organizations in the area of environmental protection to reduce the use of bromine-based flame retardants continues. On the other hand, development and commercialization of new sustainable polymeric or reactive bromine-based flame retardants. along with new fire safety regulations in developing countries and as part of new growing global trends, are serving to increase the use of these products.

ICL Group Limited 168

Elemental bromine:  2021 was characterized by higher elemental bromine sale quantities and record high selling prices, driven by high demand from one side and natural depletion of bromine resources in China, Chinese bromine supply disruptions following governmental restrictions on local production and strong demand for brominated flame retardants on the other side. Commencing November 2021, a relative softening of bromine demand was evident.

Clear brine fluids: 7-year record high oil prices led to recovery and renewal of drilling activities in several global regions and higher year-over-year demand. The Industrial Products segment enjoyed the advantage of storage capability in the Gulf of Mexico, allowing it to respond immediately to emerging needs.
During 2021, ICL supplied clear brine fluids to the United Arab Emirates, directly from Israel for the first time.  ICL is expected to supply an initial $6 million of materials by the end of this year, and the Company intends to increase its clear brine fluid sales to the Emirates during 2022

Biocides: The Company recorded a minor sales increase of industrial Brominated Biocides supported by high bromine demand. Sales of Fuzzicide which is exposed to competition in the pulp and paper application, slightly decreased.

Inorganic bromides: Demand returned for Mercury emissions control, supported by high natural gas prices which caused many power plants to switch back to coal as the primary energy source.
In addition, there was increased demand for HBr for the Purified Terephthalic Acid (PTA) market, mainly in China, following growth in the GDP.
Higher BOIs sales were due to high demand in the agro & pharma markets, together with low supply from China.

Phosphorus-based industrial compounds: Slightly higher sales are attributed to recovery of the aviation sector after the 2020 COVID-19 pandemic peak, as well as to higher demand of power plants fluids following maintenance shutdowns that were postponed from 2020 to 2021, which was necessary to cope with the increase of private consumption during the pandemic in 2020. New power plants fluids business opportunities in China are an additional factor contributing to the increase in sales.

Magnesia and Calcium Products: Most magnesia and Calcium product lines were sold out, due to strong demand from the dietary supplements and pharmaceutical end-markets, and as selling prices continued to increase.

Solid MgCl2: An above-average snow season in the western US, followed by relatively strong pre-season sales, contributed to record high sales of solid MgCl2 during 2021, despite constraints prevailing in the marine transportation sector in the last year.

Pure and packed KCl: We experienced higher sales of technical grade KCl following recovery of the oil drilling market, higher demand in the feed market and sharp price increases correlated with potash price increases in the fertilizers market. The demand for pure KCl remained relatively stable.
ICL Group Limited 169

Trends Affecting Potash Segment

During 2021 Wheat, Corn, Rice, and Soybean increased by 40.9%, 35.4% 16.3% and 8.9% respectively. These price increases occurred due to the continued spread of COVID-19 pandemic, including its different mutations, leading countries to continue with their increased concerns regarding food security for their people, especially in China. Good agricultural fundamentals supported this, mainly in Brazil expressed as high barter ratios.

In addition, the WASDE report, published by the USDA in February 2022, further supported the above, while showing a decrease in the expected ratio of the global inventories of grains to annual consumption to 28.4% for the 2021/22 agriculture year, compared to 29.2% for the 2020/21 agriculture year, and 30.5% for the 2019/20 agriculture year.

Global potash market - average prices and imports:

Average prices	2021	2020	VS 2020

Granular potash – Brazil	CFR spot ($ per tonne)	534	238	124.4%
Granular potash – Northwest Europe	CIF spot/contract (€ per tonne)	361	244	48.0%
Standard potash – Southeast Asia	CFR spot ($ per tonne)	389	245	58.8%
Potash imports
To Brazil	million tons	12.6	11.0	14.5%
To China	million tons	7.6	8.7	(12.6)%
To India	million tons	2.5	4.1	(39.0)%

Sources: CRU (Fertilizer Week Historical Price: January 2022), FAI, Brazil and Chinese customs data.

It should be noted that in June 2021 Canpotex member, Mosaic, announced an estimated decrease in production of 1Mt from July 2021 to March 2022, due to a halt in operations of its K1 and K2 mines, as a result of increased flooding, and the re-operation of its Colonsay site to offset this loss, which was later announced to be earlier than expected. Another Canpotex member, Nutrien, reported that it would increase accordingly its production from the fourth quarter of 2021.

In addition, the Australian BHP mining company announced in August 2021 that it intends to fund the continuation of its Jansen project (in Saskatchewan, Canada), thereby expressing confidence in the medium to long-term potash market, given that this projected ramp-up is forecasted in 2027.

Global potash prices have been strongly supported by tight supply and by the ongoing political condition in Belarus, which began in August 2021, following an incident in which a commercial airliner was forced down, leading to uncertainty regarding continued supply from Belaruskali by BPC, its trade arm.

For reference, in 2020, Belaruskali was responsible for about 21% of potash exported globally (according to CRU, August 2021). In January 2021, BPC announced the sale of 800 thousand tons of potash to India at a price of $247 per ton (CFR), $17 above the price concluded in its previous contract, while in February 2021, BPC announced that it reached an agreement with its customers in China for potash supply at the same price, which reflected an increase of $27 per ton over the previous contract price. As a result, several large potash producers responded with dissatisfaction noting that this price does not reflect conditions in the global potash market. In April 2021, BPC revised its contract price in India to $280 per ton (CFR), following which ICL and APC supply contracts were concluded at the same price.

ICL Group Limited 170

In June 2021, the EU imposed sanctions on Belarus following the aforementioned incident from May 2021, in which a commercial airliner was forced down by Belarus, limiting the potash grades that can be traded, although it remains the EU’s main export. In August 2021, the UK joined the EU sanctions in light of the accumulation of immigrants at Belarus-EU borders. That same date, Canada and the USA also imposed sanctions on Belarus, however, in December 2021, the implementation of the American sanctions, which included a ban of trade that limited access to the US dollar-based financial system, thus having an unstated extra-territorial effect, was postponed from December 2021 to April 2022 maintaining favorable prices despite the seasonal nature of that period. Prices further increased following the submission of a draft law, in mid-December 2021, by Lithuania’s transport ministry for the immediate termination of any business activities with Belarus but stabilized toward the end of December.

Another factor that contributed to the satisfactory price environment was the increased uncertainty in USA potash supplies in September 2021, as a result of Hurricane Ida’s damage to the Mississippi river system and good spring weather forecasts. The global uncertainty in potash supply increased in November, due to storm damage to railways in Canadian British Columbia, specifically those leading to the port in Vancouver.

Magnesium Trends

During the second half of 2021, the magnesium global market experienced a severe shortage of supply due to an energy shortage and as a result of environmental and safety audits carried out in several provinces in China, pushing up market prices. Demand in the aluminum market (in which magnesium is used as a strengthening element) was strong following the global economy recovery, after the negative impact of COVID-19 in 2020. The demand from the automotive sector was impacted by the global shortage in semiconductor chips.

Trends Affecting Phosphate Solutions segment

Phosphate specialties sales amounted to $1,341 million in 2021 approximately 18% higher than 2020 based on record sales along the entire phosphates value chain.

Sales of phosphate commodities amounted to $1,135 million in 2021, approximately 34% higher than 2020, mostly due to significantly higher market prices, which was partly offset by lower sales volumes. A significant year-over-year increase in average selling prices of phosphate fertilizers, partly offset by higher raw materials costs and lower sales volumes, led to an operating income of $152 million in 2021, compared to operating loss of $51 million in 2020.

Global phosphate specialties were not significantly disrupted during the full year of 2021, despite the logistical and operational restrictions imposed in certain countries due to the ongoing spread of the COVID-19 pandemic. ICL’s robust and diversified customer portfolio and the wide geographic reach of its phosphate specialties businesses - coupled with strong demand for salts and acids - prevented a material impact from the pandemic on the segment's business performance. On the contrary, as a result of the continued pressure on the supply chain, raw materials, and production costs, prices and demand for phosphate supply and our product solutions increased significantly year-over-year.

ICL Group Limited 171

Food grade phosphates sales were notably higher year-over-year with a continued focus on integrated solutions and next generation product development.

Sales of Industrial salts increased year-over-year, with higher demand in all regions and most industries, supported by continued recovery from COVID-19 related weakness in 2020.

Purified phosphoric acid (WPA) revenues increased year-over-year with higher sales volumes and prices in all regions. In addition, Company’s YPH joint venture in China has been experiencing growing demand for its specialty mono ammonium phosphate (MAP) solutions for production of lithium iron phosphate (LFP) batteries, destined for electric vehicles and other energy storage offerings. ICL continues to explore ways to expand its presence in this evolving market in Asia, North America and Europe, through capacity expansions and business development.

Dairy proteins sales decreased year-over-year, due to reduced demand from key customers for organic products, which was partially offset by conventional milk and goat ingredients. ICL continues to focus on expanding its global leadership position in the organic cow and goat ingredients market for high-end applications.

In the fourth quarter of 2021, ICL opened its alternative-protein facility in St. Louis, US, which will produce a plant-based meat substitute for use by food companies, food-service distributors, restaurants and grocery chains. The significant investment represents an expansion of ICL’s global Food Specialties portfolio and the company’s focus on developing healthier and more sustainable food products.

Phosphate commodity fertilizers prices surged during 2021 following crop prices surge, due to worldwide governments’ food security concern policy adoption continuation, especially by the Chinese one, on the light of COVID-19 pandemic continuing spread. This was boosted by restricted supply by China and Russia, following July 22 China’s State Administration for Market Regulation (SAMR) guidance of local manufacturers to take care for a minimal domestic stock, followed by its September 27 order to halt exports till June 2022, while in October 2021, the Chinese customs started enforcing this order in ports. In Russia, the authorities-imposed on November 3, 2021, quotas regarding Nitrogen containing fertilizers exports valid from December 1 to May 31, 2022, due to a surge in global Natural gas prices.

In the US, this was boosted, mainly with regard to MAP, following US International Trade Commission (ITC) decision from March 11, 2021, to ratify the Department of Commerce (DoC) decision from February 9, 2021, to accept Mosaic’s June 26, 2020, petition to impose countervailing duties on imports of phosphate fertilizers from Morocco and Russia, while setting rates of 19.97%, 9.19% and 47.05% on phosphate fertilizers imports from OCP, PhosAgro and EuroChem, respectively, for at least 5 years. Hurricane Ida damages, in the period between late August and early September, to the Mississippi River system, as well as to Mosaic’s production plants, boosted this even further, leading last company to announce an estimated production cut of 300,000 tons, although in November 2021,  the company announced the reoperation of its Louisianan’s site.

In Brazil, MAP prices surged during year’s beginning, but lowered its pace towards year’s end due to affordability destruction and the high imports from China, Morocco, and Russia.

In India, domestic depleting DAP stocks on the light of continuing global DAP prices surge led the local government to change twice its original decision not to increase DAP’s Nutrient Based Subsidy (NBS) for the 2021/22 agricultural year of 10,213 INR/t, first to 24,213 INR/t on May 10 and then to 32,991 INR/t on October 12.

ICL Group Limited 172

OCP (Morocco) concluded October 29 its fourth quarter phosphoric acid supply contracts to India at a price of $1,330 per ton (CFR 100% P2O5), an increase of $170 per ton compared to the previous quarter. This was the seventh consecutive price increase indicated in these quarterly contracts since the first quarter of 2020, with an accumulated increase of $740/ton, reflecting the continuing positive global sentiment in the phosphate commodity fertilizers market. OCP hasn’t concluded yet its phosphoric acid supply contracts to India for 2022 first quarter.

Global phosphate commodities market - average prices:

Average prices	$ per ton	2021	2020	VS 2020

DAP	CFR India Spot	618	331	87%
TSP	CFR Brazil Spot	562	251	124%
SSP	CFR Brazil inland 18-20% P2O5 Spot	297	177	68%
Sulphur	Bulk FOB Adnoc monthly contract	181	60	202%

Source: CRU (Fertilizer Week Historical Prices, January 2021).

Trends affecting Innovative Ag Solutions segment

Innovative Ag Solutions segment is active in two main markets: agriculture and turf & ornamental markets. The specialty fertilizers business is characterized by higher efficiency resulting in higher prices and lower quantities compared to traditional commodity fertilizers.

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

Our offering for the specialty agriculture sector includes three main product groups: (1) Soluble fertilizers, which includes water-soluble straights (such as MKP, MAP and PeKacid), and water‑soluble NPK (WSNPK); (2) controlled release fertilizers (CRF); (3) liquid NPKs; 4) Seed treatment; (5) Biostimulants; (6) Adjuvants; (7) Soil conditioner.

Specialty agriculture markets are constantly growing, driven by global population growth, lack of arable land and regulations. New regulations, both local and national, require limiting amounts of fertilizers applied, thus increasing the usage of efficient fertilizer applications. Examples of such regulation can be found in China’s limitation of nitrogen use and the control of nitrogen leaching in several countries in Europe. Growth in demand is significant in China, India and Brazil, while in Europe growth is more moderate.

During 2021, sales volumes of specialty agriculture products increased, supported by COVID-19-related strong demand, as well as the appreciation of the euro against the US dollar. Selling prices were higher compared to 2020 in most product lines, driven by strong demand, supply chain constraints and higher raw materials prices.

Sales volumes of straight fertilizers improved during the year, supported by increased production capacity and disruptions in Chinese supply.

ICL Group Limited 173

The competitive landscape in the soluble fertilizer market continues to evolve, as some commodity-oriented players are strengthening their positions in specialty fertilizer markets with a full range offer of water-soluble MAP, water soluble NPK and NOP. There has been a substantial increase in capacity of WSNPK blending in China, encouraged by a government policy to improve fertilizer application efficiency and reduce total fertilizer consumption.  WSNPK is seen as more efficient than traditional commodity fertilizers. In parallel, compound NPK producers are searching for a new growth engine, which is also fueling the growth of WSNPK capacity.

CRF markets are growing across the globe, including in China – which has experienced the highest growth as well as increased production capacity (mainly from Kingenta and Moith), as well as in the US, although the main capacity increase can be found in lower quality CRF type (e.g. by Pursell in Alabama). Trials show the economic and environmental benefits of using CRF, but a much wider adoption of CRF by growers is hindered by its price premium over traditional fertilizers.

As part of the Company's strategy to grow its crop nutrition businesses organically and through M&A, in January 2021, ICL completed the acquisition of Fertiláqua, one of Brazil's leading specialty plant nutrition companies. ICL expects to leverage Fertiláqua's strong market presence and distribution capabilities to increase the sales of its organic fertilizers, controlled-released fertilizers and other specialty plant nutrition products to the Brazilian market, one of the world's fastest growing agriculture markets. Fertiláqua also expands ICL's specialty crop nutrition product portfolio with complete plant life-cycle solutions for plant nutrition & stimulation, soil revitalization, seed treatment and plant health utilized across all key Brazilian crops, including soybeans, corn, sugarcane, cotton, coffee, fruits and vegetables.

In July 2021, the Company successfully completed the acquisition of the South American plant nutrition business of ADS. ADS offers a broad range of solutions for plant nutrition and stimulation, soil treatment, seed treatment and plant health, covering all key Brazilian crops and as such, significantly expands ICL’s product portfolio and profitability, while providing further seasonal balance between the Northern and Southern hemispheres.

The strategic acquisition of these two specialty fertilizer businesses positions ICL as the leading specialty plant nutrition company in Brazil, one of the world’s fastest growing agriculture markets.

Turf and Ornamental Horticulture

Turf and Landscape

The segment’s Turf and Landscape market business serves the professional turf (i.e. golf & sport fields) and the landscape & lawn markets.

During 2021, the professional turf market demand experienced strong growth for all product categories, supported by the golf sector due to higher usage rate of golf courses, leading to more maintenance and new applications.

The landscape market continued to grow in Europe. As many consumers stayed at home due to COVID-19 lockdowns and restrictions looking for professional support from landscapers to maintain or renew their gardens. Furthermore, in key countries in Europe, the housing market expanded increasing the needs for new gardens.

There is a trend of consolidation in distribution channels in the Turf & Landscape market.
ICL Group Limited 174

Ornamental Horticulture

The Ornamental Horticulture market includes container nursery growers, pot-plants and bedding plants (greenhouses).

Towards the end of 2020, the ornamental horticulture business experienced a recovery following the first half of the 2020 COVID-19 lockdown. This led to growers experiencing a robust sales season of green goods throughout the wholesale market, garden centers and retail markets, thereby increasing the number of ornamental plants growers, driving strong increase in demand for specialty inputs, such as controlled release fertilizers. Throughout 2021, the exponential growth slowed due to steep increases in the cost of raw materials, which increased specialty fertilizers' prices, impacting demand in the fourth quarter of 2021. The ornamental sector experienced availability and supply challenges, as well as a large increase in input costs such as growing media, plastic pots and specialty fertilizers, which negatively impacted the profitability in the sector.

Expected Expenses for Equity and Cash Compensation Plans

Based on the existing grants under the amended 2014 Equity Compensation Plan, the expected total expenses for the periods ended December 31, 2022, December 31, 2023, and December 31, 2024, are approximately $16 million, $8 million, and $3 million, respectively. For further information see Note 19 to our Audited Financial Statements.

In addition, based on long-term incentive framework (hereinafter – Cash LTI Plan), the expected total expenses for the next 3 years are about $40 million. The expenses are subject to achievement of certain financial targets over the 3 years and can be affected by the change in share price. For further information see Note 16.I to our Audited Financial Statements.

ICL Group Limited 175

Results of Operations

In our year‑to-year comparisons, we present the primary drivers of change in the Company’s results of operations. This discussion is based, in part, on management’s best estimates of the main trends' impact on its businesses. We have also based the following discussion on our financial statements, and as such, you should read such discussion together with them.

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

Set forth below are our results of operations for the years ended December 31, 2021 and 2020.

For the Years Ended December 31,		% Increase (Decrease)
2021	2020
$ millions	$ millions

Sales	6,955	5,043	38%
Cost of sales	4,344	3,553	22%
Gross profit	2,611	1,490	75%
Selling, transport and marketing expenses	1,067	766	39%
General and administrative expenses	276	232	19%
Research and development expenses	64	54	19%
Other expenses	57	256	(78)%
Other income	(63)	(20)	215%
Operating income	1,210	202	499%
Finance expenses, net	122	158	(23)%
Share in earnings of equity-accounted investees	4	5	(20)%
Income before taxes on income	1,092	49	2129%
Taxes on income	260	25	940%
Net income	832	24	3367%
Net income attributable to the shareholders of the Company	783	11	7018%
Earnings per share attributable to the shareholders of the Company:
Basic earnings per share (in dollars)	0.61	0.01	6000%
Diluted earnings per share (in dollars)	0.60	0.01	5900%

ICL Group Limited 176

Results of operations for the year 2021

Sales	Expenses	Operating income
$ millions

YTD 2020 figures	5,043	(4,841)	202
Total adjustments YTD 2020*	-	307	307
Adjusted YTD 2020 figures	5,043	(4,534)	509
New Brazilian Businesses' contribution	341	(290)	51
Quantity	353	(243)	110
Price	1,081	-	1,081
Exchange rates	137	(191)	(54)
Raw materials	-	(246)	(246)
Energy	-	(27)	(27)
Transportation	-	(154)	(154)
Operating and other expenses	-	(76)	(76)
Adjusted YTD 2021 figures	6,955	(5,761)	1,194
Total adjustments YTD 2021*	-	16	16
YTD 2021 figures	6,955	(5,745)	1,210

* See "Adjustments to reported operating and net income (non-GAAP)" above.

-
Sales – The Company's sales increased by $1,912 million compared to 2020. The increase was primarily related to a $278 increase in the average realized price per ton of potash year-over-year, as well as an increase in the selling prices of phosphate fertilizers, acids, bromine and phosphorus-based flame retardants, bromine-based industrial solutions, Innovative ag solutions products, phosphate specialties business and FertilizerpluS products. In addition, an increase was recorded in sales volumes of bromine-based flame retardants, Innovative ag solutions products, bromine-based industrial solutions, mainly clear brine fluids, FertilizerpluS products, phosphate specialties business and specialty minerals. In addition, the increase in sales included an increase of $341 from the acquisitions of Fertiláqua and ADS and the appreciation of the average exchange rate of the euro, the Chinese yuan and the Israeli shekel against the dollar. The increase was partly offset by a decrease in sales volumes of Potash and phosphate fertilizers.

-
Cost of sales – Cost of sales increased by $791 million compared to 2020. The increase was primarily related to higher prices of sulphur consumed during the period, raw materials used in the production of bromine- and phosphorus-based flame retardants, commodity fertilizers and ammonia. In addition, an increase of $225 million was derived from the acquisitions of Fertiláqua and ADS, as well as an increase of $185 million in sales volumes of bromine-based flame retardants, Innovative ag solutions products, bromine-based industrial solutions, mainly clear brine fluids FertilizerpluS products, phosphate specialties business and specialty minerals. Another contribution to the increase was due to the appreciation of the average exchange rate of the Israeli shekel, the euro and the Chinese yuan against the dollar and higher electricity prices. The increase was partly offset by a decrease in sales volumes of potash and phosphate fertilizers.

ICL Group Limited 177

-
Selling and marketing – Selling and marketing expenses increased by $301 million compared to 2020, mainly due to higher transportation costs, higher sales volumes, the acquisitions of Fertiláqua and ADS and favorable exchange rate.

-
General and administrative – General and administrative expenses increased by $44 million compared to 2020, mainly due to higher labor costs, the appreciation of the average exchange rate of the Israeli shekel and the euro against the dollar and the acquisitions of Fertiláqua and ADS.

-	Research and Development – Research and development expenses increased by $10 million compared to 2020, mainly due to higher labor costs.

-
Other expenses, net – Other expenses, net, decreased by $242 million compared to 2020. The decrease was primarily due to higher expenses in 2020 related to impairment of assets, early retirement of employees, site closure and restoration costs (see ‘Adjustments to reported operating and net income – non-GAAP financial measures’ above).

Below is a geographical breakdown of our sales by customer location:

Year Ended December 31,
2021	2020
$ millions	$ millions

Europe	2,159	1,822
Asia	1,876	1,432
North America	1,186	859
South America	1,305	517
Rest of the world	429	413
Total	6,955	5,043

-
Europe – The increase in sales was primarily related to an increase in sales volumes and selling prices of Innovative ag solutions products, bromine and phosphorus-based flame retardants, phosphate salts and white phosphoric acid (WPA), as well as a higher selling prices of phosphate fertilizers and potash. The increase was partly offset by a decrease in sales volumes of potash, phosphate fertilizers and clear brine fluids.

-
Asia – The increase in sales was primarily related to an increase in sales volumes and selling prices of bromine-based flame retardants, bromine industrial solutions products, Innovative Ag Solutions segment products and phosphate salts, as well as an increase in the selling prices of potash, phosphate fertilizers and acids. The increase in sales was also supported by an increase in sales volumes of clear brine fluids and the positive impact of the appreciation of the average exchange rate of the Chinese yuan against the dollar. The increase was partly offset by a decrease in sales volumes of potash, phosphate fertilizers and acids.

-
North America – The increase in sales was primarily related to an increase in sales volumes and selling prices of potash, phosphate fertilizers, bromine and phosphorus-based flame retardants, especially minerals products, phosphate-based food additives and Innovative ag solutions products.

ICL Group Limited 178

-
South America – The increase in sales was primarily related to an increase in sales volumes and selling prices of specialty agriculture products, which include sales from our acquired Fertiláqua and ADS business, potash, phosphate fertilizers and white phosphoric acid (WPA), as well as an increase in sales volumes of clear brine fluids. The increase was partly offset by a decrease in selling prices of clear brine fluids.

-	Rest of the world – The increase in sales was primarily related to higher sales volumes and selling prices of specialty fertilizers products and higher selling prices of specialty minerals products.

Financing expenses, net

Net financing expenses in the year ended December 31, 2021, amounted to $122 million, compared to $158 million in the corresponding year, a decrease of $36 million. This decrease derived mainly from changes in hedging transactions results in the amount of $39 million.

Tax expenses

The tax expenses for the year ended December 31, 2021, amounted to $260 million compared to $25 million for the year ended December 31, 2020, reflecting an effective tax rate of about 24% and 51%, respectively. The relatively high effective tax rate in previous year was mainly due to the recognition of deferred tax on significant impairment losses and provisions at a beneficiary tax rate.

ICL Group Limited 179

Segment Information

Segment revenue, expenses and results include inter-segment transfers which are based on transaction prices in the ordinary course of business. These are aligned with reports that are regularly reviewed by the Chief Operating Decision Maker. Inter-segment transfers are eliminated as part of the financial statements' consolidation process.

Results of operations for the year 2021 – Industrial Products segment

2021	2020
$ millions	$ millions

Segment Sales	1,617	1,255
Sales to external customers	1,601	1,242
Sales to internal customers	16	13
Segment Operating Income	435	303
Depreciation and amortization	65	77
Capital expenditures	74	84

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2021	2020
$ millions	$ millions

Europe	529	458
Asia	597	405
North America	360	296
South America	62	40
Rest of the world	53	43
Total	1,601	1,242

ICL Group Limited 180

Sales	Expenses	Operating income
$ millions

YTD 2020 figures	1,255	(952)	303
Quantity	198	(104)	94
Price	150	-	150
Exchange rates	14	(26)	(12)
Raw materials	-	(57)	(57)
Energy	-	2	2
Transportation	-	(22)	(22)
Operating and other expenses	-	(23)	(23)
YTD 2021 figures	1,617	(1,182)	435

-
Quantity – The positive impact on the segment’s operating income was primarily due to higher sales volumes of bromine- and phosphorus-based flame retardants, as well as bromine-and phosphorus industrial solutions and specialty minerals products.

-
Price – The positive impact on the segment’s operating income was primarily related to the record level of elemental bromine prices in China and higher selling prices of bromine- and phosphorus-based flame retardants, as well as specialty minerals products.

-
Exchange rates – The unfavorable impact on the segment’s operating income resulted primarily from the appreciation of the average exchange rate of the Israeli shekel against the US dollar, which increased operational costs. This was partly offset by the appreciation of the average exchange rate of the euro against the US dollar.

-	Raw materials –The negative impact on the segment’s operating income was primarily related to higher prices of raw materials used in the production of bromine- and phosphorus-based flame retardants.

-	Transportation - The negative impact on the segment’s operating income was primarily related to higher marine transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher operational costs and royalties, due to higher revenue.

ICL Group Limited 181

Results of operations for the year 2021 - Potash segment

2021	2020
$ millions	$ millions

Segment Sales	1,931	1,346
Potash sales to external customers	1,401	979
Potash sales to internal customers	94	95
Other and eliminations (1)	436	272
Gross Profit	894	472
Segment Operating Income	399	120
Depreciation and amortization*	165	166
Capital expenditures	298	296
Average realized price (in $) (2)	337	230

(1)	Mainly includes polysulphate produced in UK, salt produced in underground mines in the UK and Spain, magnesium-based products and sales of electricity produced in Israel.

(2)
Potash average realized price (dollar per ton) is calculated by dividing total Potash revenue by total sales’ quantities. The difference between FOB price and average realized price is mainly marine transportation costs.

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2021	2020
$ millions	$ millions

Asia	511	431
Europe	442	354
South America	506	230
North America	216	86
Rest of the world	93	82
Total	1,768	1,183

ICL Group Limited 182

Sales	Expenses	Operating income
$ millions

YTD 2020 figures	1,346	(1,226)	120
Quantity	72	(85)	(13)
Price	496	-	496
Exchange rates	17	(48)	(31)
Energy	-	(30)	(30)
Transportation	-	(97)	(97)
Operating and other expenses	-	(46)	(46)
YTD 2021 figures	1,931	(1,532)	399

-	Quantity – The negative impact on the segment’s operating income was primarily related to a decrease in sales volumes of potash from both ICL Dead Sea and ICL Iberia.

-
Price – The positive impact on the segment’s operating income was primarily related to an increase of $278 in the average realized price per ton of potash year-over-year, as well as an increase in the selling prices of FertilizerpluS products.

-
Exchange rates – The unfavorable impact on the segment’s operating income related primarily to the appreciation of the average exchange rate of the Israeli shekel and the British pound against the US dollar, which led to a negative effect on operating income. This was accompanied by the appreciation of the average exchange rate of the euro against the US dollar, which contributed to sales as much as it increased operational costs.

-	Energy - The negative impact on the segment’s operating income was primarily due to an increase in electricity prices, mainly in Europe.

-	Transportation – The negative impact on the segment’s operating income was primarily related to an increase in marine transportation costs.

-
Operating and other expenses – The negative impact on the segment’s operating income was primarily related to a higher operational cost, as well as higher payments of royalties due to the increase in potash prices.

ICL Group Limited 183

Potash – Production and Sales

Thousands of Tons	2021	2020

Production	4,514	4,527
Total sales (including internal sales)	4,434	4,666
Closing inventory	355	275

-	Production – In 2021, potash production was 13 thousand ton lower than the corresponding year, mainly due to a planned shutdown of more than one week at ICL Dead Sea during the first quarter of 2021.

-
Sales – The quantity of potash sold in 2021 was 232 thousand tons lower year-over-year, as significantly higher sales to the US, Brazil, Vietnam and Taiwan were offset by lower sales to China and India.

Results of operations for the year 2021 – Phosphate Solutions segment

2021	2020
$ millions	$ millions

Segment Sales	2,432	1,948
Sales to external customers	2,334	1,871
Sales to internal customers	98	77
Segment Operating Income	307	66
Depreciation and amortization*	215	210
Capital expenditures	238	275

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2021	2020
$ millions	$ millions

Europe	748	651
Asia	610	468
North America	491	371
South America	358	227
Rest of the world	127	154
Total	2,334	1,871

ICL Group Limited 184

Sales	Expenses	Operating income
$ millions

YTD 2020 figures	1,948	(1,882)	66
Quantity	35	(2)	33
Price	384	-	384
Exchange rates	65	(71)	(6)
Raw materials	-	(159)	(159)
Energy	-	(1)	(1)
Transportation	-	(32)	(32)
Operating and other expenses	-	22	22
YTD 2021 figures	2,432	(2,125)	307

-
Quantity – The positive impact on the segment's operating income was primarily related to an increase in the sales volumes of acids in all regions, salts and phosphate-based food additive. This trend was partly offset by a decrease in sales volumes of phosphate fertilizers.

-
Price – The positive impact on the segment's operating income was primarily related to an increase in the selling prices of phosphate fertilizers and acids, as well as higher selling prices in the phosphate specialties business.

-
Exchange rates – The unfavorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs. This was partly offset by the depreciation of the average exchange rate of the euro against the dollar which contributed to the operating income.

-	Raw materials – The negative impact on the segment’s operating income was due to higher prices of sulphur consumed during the period.

-	Transportation – The negative impact on the segment’s operating income was primarily related to an increase in marine and inland transportation costs.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower operational costs.

ICL Group Limited 185

Results of operations for the year 2021 – Innovative Ag Solutions segment

2021	2020
$ millions	$ millions

Segment Sales	1,245	731
Sales to external customers	1,226	715
Sales to internal customers	19	16
Segment Operating Income	121	40
Depreciation and amortization	38	25
Capital expenditures	36	20

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2021	2020
$ millions	$ millions

Europe	421	332
Asia	156	126
North America	117	103
South America	378	21
Rest of the world	154	133
Total	1,226	715

ICL Group Limited 186

Sales	Expenses	Operating income
$ millions

YTD 2020 figures	731	(691)	40
New Brazilian Businesses' contribution	341	(290)	51
Quantity	71	(52)	19
Price	60	-	60
Exchange rates	42	(38)	4
Raw materials	-	(39)	(39)
Energy	-	1	1
Transportation	-	(2)	(2)
Operating and other expenses	-	(13)	(13)
YTD 2021 figures	1,245	(1,124)	121

-	New Brazilian businesses' contribution - In January 2021, the Company completed the acquisition of Fertiláqua and in July 2021, the acquisition of ADS.

-
Quantity – The positive impact on the segment's operating income was due to strong sales volumes in most regions and business lines, primarily in specialty agriculture and turf and ornamental products.

-	Price – The positive impact on the segment's operating income was due to higher sales prices in most business lines, especially in specialty agriculture and turf and ornamental products.

-
Exchange rate – The favorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the euro against the dollar, which contributed to the segment's revenue. The appreciation in the average exchange rate of the Israeli shekel against the dollar offset each other and had no impact on the segment's operating income.

-	Raw materials – The negative impact on the segment's operating income was primarily related to higher costs of commodity fertilizers and ammonia.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher operational costs, mainly selling and marketing costs.

ICL Group Limited 187

B. LIQUIDITY AND CAPITAL RESOURCES

Overview

As of December 31, 2021, ICL had a balance of $564 million in cash, cash equivalents, short-term investments and deposits. In addition, the Company has unutilized long‑term credit facilities of $1,030 million and a securitization agreement in the amount of $300 million, of which the Company has utilized approximately $180 million of the facility’s framework

Furthermore, our net financial liabilities were $2,449 million, including $2,436 million of long‑term debt (excluding current maturities) and short‑term debt of $577 million (including current maturities of long‑term debt). The long-term debt consists of debentures of $1,708 million together with loans from financial institutions and lease liabilities of $728 million, while the short‑term debt consists of short-term loans from financial institutions and lease liabilities of $327 million and current maturities of debentures and loans of $250 million. For more information about the currencies in which the Company's liabilities are denominated and their interest rates, see Note 13 to our Audited Financial Statements.

We aim to secure sources of financing for our operating activities and investments while diversifying the sources of financing among various financial instruments, and between local and international financing entities. The Company's sources of financing are short and long‑term loans from banks (mainly international banks) and institutional entities in Israel, debentures issued to institutional investors in Israel and the United States, and securitization of customer receivables. The Company utilizes the various financing facilities according to our cash flow requirements, alternative costs and market conditions.

We believe that our sources of liquidity and capital resources, including working capital, are adequate for our current requirements and business operations and should be adequate to satisfy our anticipated working‑capital requirements during the next twelve months, along with its capital expenditures and other current corporate needs.

Distributions of dividends to ICL from its subsidiaries and transfers of funds through certain countries may under certain circumstances result in the creation of tax liabilities. However, taxation on dividend distributions and funds transfers have not had, and are not expected to have, a material impact on our ability to meet our cash obligations.

As of December 31, 2021, we had no material off-balance sheet arrangements, other than the amounts described in Notes 10 and 18A to our Audited Financial Statements.

The Company’s primary contractual obligations consist of commitments to purchase raw materials and energy in the ordinary course as well as agreements to secure its gas supply needs. For information about the Company's contractual obligations, see Note 18 to our Audited Financial Statements.

ICL Group Limited 188

Credit Facilities

In January 2021, ICL completed the acquisition of Fertiláqua for a consideration of $131 million, including net debt of $43 million.

Subsequently, in March 2021, we signed a framework credit facility agreement with MUFG Bank for a period of two years, according to which the Company can withdraw up to BRL 230 million (about $42 million). As of the date of this Report, the Company has withdrawn BRL 180 million (about $33 million), with a maturity date of March 2023.

In July 2021, we completed the acquisition of the South American plant nutrition business of ADS for a total consideration of about $443 million, including net debt of about $104 million.

In September 2020, the Company entered into a new securitization agreement with three international banks for a committed amount of $300 million and an additional uncommitted amount of $100 million, maturing in September 2025. The securitization agreement replaces a previous one in the amount of $350 million which matured in September 2020. The new agreement includes similar terms as the previous agreement. As of December 31, 2021, ICL utilized approximately $180 million of the facility’s framework.

In October 2021, an additional bank joined the credit facility agreement, increasing the revolving credit facility by an additional $100 million, leading to an aggregate $1.2 billion. Most banks signed on to continue the credit facility agreement, and from March 2023 to March 2025, the total credit facility will amount to $1 billion. For further information see Note 13 to the Company's Annual Financial Statements. As of December 31, 2021, ICL utilized approximately $170 million of the facility’s framework.

Debentures

In January 2021, we repaid $84 million of a private placement bond as scheduled. In March 2021, the Company repaid NIS 392 million (approx. $118 million) Series E Bond, out of the total NIS 1,569 million (approx. $487 million), as scheduled. In December 2021, the Company repaid an amount of $ 69.4 million loan from a European bank, in accordance with the agreement.

In September 2021, we executed a new €250 million sustainability linked loan ("SLL") agreement, with a five-year term through 2026 and a fixed annual interest rate of 0.8%. The loan is an innovative step forward in our ongoing sustainability efforts and includes three sustainability performance targets. These targets were designed to align with ICL’s sustainability strategy and goals, and each will be assessed at specific times during the term of the loan by third party certification. As part of this effort, ICL is targeting an annual 4% to 5% reduction in direct and indirect Scope 1 and Scope 2 CO₂e emissions resulting from ICL global operations. As of the 2021 fiscal year, third-party monitoring will commence in accordance with accounting and reporting standards published by the GHG Protocol. The Company is also planning to expand its participation in the Together for Sustainability (TfS) global initiative that is dedicated to developing and implementing a global supplier engagement program that assesses and improves sustainability sourcing practices. Through 2025, the Company is committed to add, each year, a significant number of TfS qualified vendors who meet certain criteria in the areas of management, environment, health and safety, labor and human rights, ethics, and governance. In addition, ICL will continue to focus on inclusion, equality and expanding the representation of women among its senior management, executive and Board of Director roles. ICL has worked to increase the number of women in senior management, and this segment has already grown from 9% in 2018 to 19% in 2021. As part of the SLL, the Company has set a target for women to hold at least 25% of senior management roles by the end of 2024.

In September 2021, ICL Iberia signed a new loan agreement in the amount of €25 million with a 45-month term through 2025 and a fixed annual interest rate of 0.95%.

ICL Group Limited 189

Ratings and financial covenants

S&P

On June 23, 2021, the S&P credit rating agency reaffirmed the Company’s international credit rating and senior unsecured rating of 'BBB-'. In addition, the S&P Ma'alot credit rating agency reaffirmed our credit rating of 'ilAA' with a stable rating outlook.

Fitch Ratings

On June 21, 2021, Fitch Ratings reaffirmed our long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term issuer default rating is stable.

Financial Covenants

For a description of material financial covenants in the Company’s loan agreements and any potential risk relating to compliance with them, credit facilities, sale of receivables under securitization transaction and information on material loans and debentures outstanding as of December 31, 2021, see Note 13 to our Audited Financial Statements.

Sources and Uses of Cash

The following table sets forth our cash flow for the periods indicated:

Year Ended December 31,
2021	2020
$ millions	$ millions

Net cash provided by operating activities	1,065	804
Net cash used in investing activities	(579)	(583)
Net cash used in financing activities	(244)	(105)

Operating Activities

Cash flow provided by operating activities are a significant source of liquidity for the Company. In 2021, the cash flow from operating activities amounted to $1,065 million, compared with $804 million last year. This increase is mainly due to an increase in the net income.

Investing Activities

Net cash used in investing activities in 2021 amounted to $579 million, compared with $583 million last year. In 2021, the amount includes net cash paid for business combination, which was offset by proceeds received from the divestment of YYTH shares and repayment of a loan to the buyer of the fire safety business.

ICL Group Limited 190

Financing Activities

Net cash used in financing activities in 2021 amounted to $244 million, compared with $105 million last year. This increase is mainly due to higher dividend payments in the current year.

Principal Capital Expenditures

ICL had cash capital expenditures of $611 million and $626 million for the years ended December 31, 2021 and 2020, respectively. These capital expenditures comprise of investments in fixed and intangible assets.

ICL’S principal capital expenditures over the last three years have consisted of work on the following main projects:

New P-9 Pumping Station in Sodom. Due to the receding water level in the Northern basin of the Dead Sea, the water line is receding from the current pumping station and construction of a new pumping station is therefore necessary. The new P-9 pumping station will serve as the main brine intake station for pumping brine from the Dead Sea to the coastal transmission system. The project consists of a sea base for the pumps, a bridge to the shore, a shore base, delivery pipes and an open canal. The new P-9 pumping station commenced its operation in January 2022.

New alternative-protein fiber production facility. As part of ICL’s efforts to expand its global Food Specialties portfolio, focusing on the development of healthier and more sustainable food products, in December 2021, the Company launched its new 10,000-square-foot alternative-protein fiber production facility in St. Louis, USA. The new facility will produce, at full capacity, more than 15 million pounds of plant-based protein fibers to be used in the production of meat substitute products sold by food companies, food-service distributors, restaurants and grocery chains.

New white phosphoric acid (WPA) facility in YPH. In our subsidiary YPH in China, we are expanding production of specialty phosphate solutions, among other things, by the construction of a white phosphoric acid (WPA) facility, which commenced its operation in 2021. The new WPA facility will add up to 70 thousand tons of food grade acid production capacity, once fully ramped-up. The facility produces qualified commercial food-grade acid quantities and is expected to strengthen our phosphate specialties operations and enable additional diversification into higher value-added products.

Salt harvesting in the Dead Sea. A project aiming to provide a permanent solution for raising the water level in Pond 5 and stabilizing of the water therein at a fixed level by harvesting of the salt from this pond and transferring it to the Northern Basin of the Dead Sea. According to the agreement with the Israeli government, the planning and execution of the Salt Harvesting Project will be performed by DSW. The Company will bear 80% and the state of Israel will bear 20% of the costs of the Salt Harvesting Project. However, the State's share will not exceed NIS 1.4 billion. The salt dredger, as part of the Salt Harvesting Project, commenced operation at the end of 2020.

Raising the coastal dikes of evaporation pond 5 at the Dead Sea. The objective of the project was to protect from structural damage to the foundations and the hotel buildings situated close to the water’s edge, to the settlement of Neve Zohar and to other infrastructure located along the western shoreline of the Pond. The project was implemented by the Government of Israel, through the Dead Sea Preservation Government Company Ltd., together with DSW (who financed 39.5% of the project's cost). The construction work with respect to the hotels' coastline was, the Dead Sea Preservation Government Company Ltd. is conducting elevation work in the intermediate area between the two hotel complexes. As the maximum height of the level of the solutions (15.1 meters) was reached at the end of 2021, from 2022 onwards, the solutions' volume in Pond 5 will be preserved by way of harvesting the salt as part of the Salt Harvesting Project.
ICL Group Limited 191

Consolidation of production sites and the ramp project in Spain. The Company consolidated its activities into one site by means of expanding the Suria production site and discontinuing the mining activity at Sallent. In addition, in 2021, we successfully completed the excavation of the ramp connecting the Cabanasses mine with the Suria plant, including the installation of operational equipment and infrastructure, as well as an upgrade of the mine's surrounding logistics infrastructures. The consolidation of the facilities and the ramp project are expected to increase our production capacity to an expected annual running rate of approximately 1 million tons by the second half of 2022, while lowering cost per ton.

New production capacity of TBBA in Neot Hovav. In the face of growing demand for TBBA and the signing of several long-term strategic agreements, the Company is working to increase its production capacity. Accordingly, the Company has built a new facility to increase its TBBA production capacity, which has operated at full capacity since the beginning of 2021.

In addition, in 2021, ICL entered into the fast-growing EV market segment through the sale of phosphate-based raw materials for the production of LFP batteries in China and expects to grow that business in the coming years, by increasing production capacity, global R&D collaborations and by moving downstream through innovative solutions.

The Company finances its capital expenditures from cash flows from operations and from credit facilities.

ICL Group Limited 192

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and development

ICL’s R&D and Innovation (RD&I) activities are part of our global strategic plan and include product, formulation, and process developments. The activities include both internal research and collaborative research with universities, institutes, and start-ups. Our RD&I is aimed towards current and future market and customer needs in addition to identifying new uses for our core minerals and derivatives. The Company’s core RD&I activities support each of our business segments, while the longer-term strategic projects, digital platforms, and technological solutions for farmers and agronomists are coordinated at the corporate level.

Fields of RD&I include:

Next Generation Fertilization: nutrient use efficiency, biodegradable coatings; nutrient sensing; growth enhancers; nitrogen fixation and soil health.

In 2021, we acquired Fertiláqua, one of Brazil's leading specialty plant nutrition companies, and the South American Plant Nutrition business of ADS. These acquisitions helped to establish ICL as the leading specialty plant nutrition business in Brazil and allows us to offer a broad range of solutions for plant nutrition and stimulation, covering all key Brazilian crops. The product portfolio includes enhanced efficiency fertilizers and controlled-release fertilizers, soil and foliar micronutrients, secondary nutrients, bio-stimulants, and adjuvants. In addition, the two companies provide us with significant R&D knowledge and capabilities which are being used to supplement our existing R&D infrastructure.

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

Digital Agriculture:

ICL’s digital platform continues to evolve in our mission to integrate multiple precision-ag technologies (sensors, imagery, and others) with additional agronomical research data from multiple partners.

Digital technology developed by ICL digests data from multiple sources, automatically aggregating, standardizing and enriching it, thus creating one harmonized data lake with strong AL/ML engines. Those powerful engines enable us to deploy advanced data-driven solutions that drive real time agronomic decisions making like increasing crop yields and farmer's profitability. An increasing number of global partners are joining our revolutionary digital platform including leading global academic institutions and multinational agriculture companies solidifying this strong digital foundation with high quality and highly actionable agronomic data.

These efforts enable ICL to leverage its digital platform and data driven solutions to create an agro-professional community that enables sharing of information & knowledge between all parties: growers and agro-professionals, dealers, retailers and food producers to extract the most value from agriculture.

ICL Group Limited 193

Below are the main areas of the R&D activities by segments:

Industrial Products

•
New flame retardants for printed wire boards: commercialization of new phosphorus-based solutions for PWB according to emerging demands from the market, for example, Polyquel® P100. This is a polymeric phosphorus-based flame retardant active ester curing agent for epoxy laminates with superior performance. It is in the market development stage.

•
Flame retardants for polyurethanes: development of new phosphorus-based solutions and integrated phosphorus/bromine solutions as flame retardants for the polyurethane market (flexible and rigid foam). For example, our VeriQuel® F series, a new flexible phosphorus based active flame retardant for flexible polyurethane being launched in the market, and VeriQuel®R100, new reactive phosphorus-based flame retardant for rigid insulation foams in building and construction markets.

•	Energy storage: continued development of bromine-based energy storage solutions for Br-battery companies, using diverse compounds, and commercialization of the new bromine based electrolyte.

•
Biocides: continued development of new materials for water treatment and prevention of biofilm in industrial water-cooling systems and pulp & paper plants. Promotion of the Bactesperse® technology for pulp & paper, Reverse Osmosis membranes & cooling towers.

•	Phosphorus based products: Development of new phosphorus-based solutions for hydraulic fluids.

•	A new product, Bromoquel®, for safer handling of bromine was developed and implemented in the plants.

•	New fire retardants for the textile market were developed and are in the market development stage e.g., Alexiflam NF-LS product.

•	A new product to treat uncontrolled Chlorine release is being developed and reached a pilot testing stage.

•
Magnesia based products: Development of formulations to fulfill unmet needs in the markets such as eliminating Aluminum salt in deodorants, for example, CareMag® D, which is already in the market with several leading international companies.

•
Knowledge transfer and technical support for the manufacturing of Lopon® ST (a stabilizer used as an additive in silicate-based paints) at our Bitterfeld plant (Germany). First production runs are expected during January 2022.

•	Additional products were developed for baby care applications (CareMag® B) and a cosmetic face mask (CareMag® M).

ICL Group Limited 194

•	Use of artificial intelligence for identifying new applications for bromine and bromine derivatives.

•	Support of production: improving product quality, production costs, energy-saving, recycling and waste treatment. Changing and improving processes while using the principles of green chemistry.

•	Implementation of a new modified process for TBBA production was assimilated in the plants.

•	Troubleshooting and equipment maintenance cycle improvement using better construction materials preventing accelerated corrosion, wear & tear and equipment adaptation.

•
A special emphasis is given to research in the sustainability field on developing recycling technologies for all kinds of materials, e.g., polymers and rare earth metals, etc., and on the recycling and use of side streams/by-products.

Total R&D expenses by the Industrial Products segment in 2021 amounted to about $23 million.

Potash

•	Efficiency activities and synergy measures to increase potash production and reduce its cost per ton at potash and magnesium plants in Sodom.

•	Advancement of research regarding environmental protection, including development of methods for treating and reducing effluents.

•	Analysis of alternative methods for increasing the production capacity of carnallite at our evaporation ponds.

•	Implementation of the R&D department recommendations designed to clear bottlenecks, focused on flotation and crystalizing areas, for the purpose of increasing production capacity at ICL Iberia.

Total R&D expenses in 2021 in the Potash segment were about $5.6 million.

Phosphate Solutions

•
The segment continues to check the adaptation of various potential types of phosphate rock to produce phosphoric acid and its downstream products as part of an effort to utilize and increase existing phosphate reserves. In 2022, the Company will further analyze additional types of phosphate including R&D, pilots, plant testing activities, and other economic feasibility assessments.

•	Research regarding environmental protection, including the development of methods to treat and reduce effluents and applications for Phosphogypsum uses.

•
Integration of secondary source Phosphate technologies (circular economy) - immediate uses in our production facilities in Europe and development of future sources for our fertilizer products, including technology road map for recycle and recovery of Phosphorous and nitrogen from secondary sources to transform our products into sustainable fertilizers.

•	Development of fertilizers with higher agronomic nutrient efficiency (NUE).

•	Development of a new PK fertilizer that is fully water soluble.

ICL Group Limited 195

•	R&D Food Specialties supported further growth in the traditional markets and application areas of Meat/Poultry/Seafood (MPS), Dairy, and Bakery by expanding its footprint in emerging markets.

•
Continued diversification and development of a product portfolio for meat substitutes. Several patent applications were filed in 2021 to protect ICL's proprietary technologies. The newly developed continuous process to produce vegan protein fibers will be implemented in a dedicated US plant, which started to operate in Q4 2021. The product is suited for tender white meat imitations for chicken and fish replacements; the emulsion technology was successfully transitioned from vegetarian to vegan to emulate hotdogs, cold cuts, etc. The award-winning technology for ROVITARIS® textured proteins was further improved in terms of quality to drive a global roll-out outside the US.

•
The established dedicated Front-End Innovation group screened over 100 technologies and start-ups within the first year. The corporate incubator platform Planet ICL invested in Protera Bioscience whose focus is the discovery and upscaling of protein-based functional ingredients.

Total R&D expenses in the Phosphate Solutions segment in 2021 were about $8 million.

Innovative Ag Solutions

The Innovative Ag Solutions segment promotes innovation and development of new products and services.

Main R&D targets:

•	Development of controlled release fertilizers with a faster biodegradable coating to satisfy the upcoming requirements from the EU Fertilizer Product Regulation in July 2026.

•	Development of new biostimulant products and fertilizer products with embedded biostimulant to boost their performance.

•	Improvement of liquid and fully soluble fertilizers.

•	Development of products which improve water use efficiency.

•	Improvement of micronutrients solutions and sulfur fertilizer solutions

•	Development of tailor-made formulations based on customer requirements.

Total R&D expenses in the Innovative Ag Solutions segment in 2021 were about $13 million.

ICL Group Limited 196

Circular Economy

For the past few years, we have engaged in the Circular Economy. For further information see “Item 4 - Information on the Company— Environment Social and Governance Practices— Circular Economy”.

Intellectual property

We believe that our intellectual property is crucial for protecting and developing our business activities. ICL has about 770 granted patents in various countries and 220 patent families.

The Company also has over 3,000 registered trademarks worldwide, including inter-alia:

•	Fyrol® - a brand name for a range of phosphorus-containing flame retardants targeting flexible and rigid polyurethane foam applications.

•	Joha® - a global trademark for dairy specialties, which specializes in emulsifying salts for processed cheese.

•	Merquel® - a line of inorganic brominated salts which can be used to control mercury emissions from coal power plants.

•	Osmocote® - a leading brand in the area of controlled released fertilizers which uses innovative technologies and is used globally by container nursery stocks, pot- plant growers and more.

•	Peters® - a brand of water-soluble fertilizers, specifically designed for bedding-, pot- and container nursery plants.

•	Tari® - a brand in the meat industry as well as in the artisan business which focuses on the production and processing of meat products with functional additives, spices and flavors.

•	Brifisol® - a global brand in the meat and seafood industries, which concentrates in improving texture by adding cryoprotectant for frozen food products such as meat, shrimp, fish filets and more.

•	Rovitaris® - a brand name for plant-based meat alternatives that are virtually indistinguishable from their traditional meat counterparts.

We do not believe that the loss of any single or group of related patents or trademarks would have a material effect on our operations or our financial results.

ICL Group Limited 197

D. TREND INFORMATION

Trend information is included throughout the other sections of “Item 5 - Operating and Financial Review and Prospects— A. Operating Results”. In addition, the fluctuations in the operating results may continue in the upcoming quarters. Specific material drivers of these trends are identified in the discussion above with respect to the years ended December 31, 2021 and 2020. Seasonality of our business is included in “Item 4 - Information on the Company— B. Business Overview”.

E. CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The evaluation of accounting estimates used in the preparation of ICL’s Financial Statements requires the Company's management to make assumptions regarding interpretations of laws which apply to the Company, circumstances and events involving considerable uncertainty. The Company's management prepares the estimates based on past experience, various facts, external circumstances, and reasonable assumptions relating to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Note 2 to our Audited Financial Statements contains a table that sets forth information about assumptions made by ICL with respect to the future and other reasons for uncertainty regarding to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year.

ICL Group Limited 198

Item 6 – DIRECTORS, SENIOR MANAGEMENT ND EMPLOYEES

A.	DIRECTORS AND OFFICERS

The following table lists the names and ages of our directors as of the publication date of this Annual Report. The mailing address of our directors is c/o ICL Group Ltd., 23 Aranha Street, Millennium Tower, Tel Aviv, 6120201, Israel.

Name	Age	Commencement date as director	Director Qualification		Financial Expertise		Membership in Board Committees
			Under the Israeli Companies Law	Under the NYSE rules	Under the Israeli Companies Law	Under the SEC rules
Yoav Doppelt (Executive Chairman of the Board)	53	12/18 and as CoB since 07/19	(3)		-	-	Operations Committee (Chair)
Aviad Kaufman	51	March 2014	(3)		Financial Expert	-	Financing Committee (member)
Avisar Paz	65	April 2001	(3)		Financial Expert	-	Financing Committee (member) Operations Committee (member)
Lior Reitblatt	64	November 2017	Independent Director	Independent Director	Financial Expert	Audit Committee Financial Expert	Audit & Accounting Committee (member) Compensation Committee (member) Financing Committee (member) Operations Committee (member)
Ovadia Eli	76	August 2011	(3)		-	-	Safety, Environment, Climate & Public Affairs Committee (member) Operations Committee (member)
Reem Aminoach	60	March 2017	(4)	Independent Director	Financial Expert	-	Safety, Environment, Climate & Public Affairs Committee (member) Operations Committee (member)
Sagi Kabla	45	February 2016	(3)		Financial Expert	-	Financing Committee (Chair) Safety, Environment, Climate & Public Affairs Committee (member) Operations Committee (member)
Tzipi Ozer Armon	55	January 2020	Independent Director	Independent Director	Financial Expert	-	-
Gadi Lesin	54	March 2021	Independent Director	Independent Director	Financial Expert	Audit Committee Financial Expert	Audit & Accounting Committee (member) Safety, Environment, Climate & Public Affairs Committee (member) Operations Committee (member)
Dr. Miriam Haran(1)	72	July 2021	External Director	Independent Director	Financial Expert	Audit Committee Financial Expert	Audit & Accounting Committee (Temporary Chair until 05/22) Compensation Committee (Chair) Safety, Environment, Climate & Public Affairs Committee (Cahir)
Dafna Gruber(2)	56	January 2022	External Director	Independent Director	Financial Expert	Audit Committee Financial Expert	Audit & Accounting Committee (will become Chair as of 05/22) Compensation Committee (member)

ICL Group Limited 199

(1)
Dr. Miriam Haran's first 3-year tenure commenced as of the date of approval of ICL's shareholders in July 2021. Dr. Haran replaced Dr. Nadav Kaplan which served as an external director until August 19, 2021. For additional information about Dr. Haran, refer to her bio below.

(2)
Ms. Dafna Gruber's first 3-year tenure commenced as of the date of approval of ICL's shareholders in January 2022. Ms. Gruber replaced Ms. Ruth Ralbag who served as an external director until November 3, 2021. Ms. Ruth Ralbag notified the Chairman of ICL's Board of Directors in October 2021 of her decision to resign from her position as an external director of the Board, following her recent appointment to the position of CEO of Clalit Health Services in Israel, which will require all of her time. For additional information about Ms. Gruber, refer to her bio below.

(3)
Messrs. Yoav Doppelt, Aviad Kaufman, Sagi Kabla, Avisar Paz and Ovadia Eli are not considered independent directors under the above rules by virtue of the positions they hold, or previously held, with our controlling shareholder or in the Company.

(4)	Mr. Reem Aminoach meets all qualifications under the Companies Law for Independent Director but was not formally classified as one.

For further details see “Item 6 - Directors, Senior Management and Employees — C. Board Practices — External Directors”.

ICL Group Limited 200

Yoav Doppelt. Mr. Doppelt serves as the Chief Executive Officer of Israel Corp. Previously Mr. Doppelt served as the Chief Executive Officer of Kenon Holdings Ltd., a global company (NYSE: KEN), and Executive Chairman of IC Power Ltd., a power generation company, from March 2014 to September 2017. Prior thereto, Mr. Doppelt was the founder and Chief Executive Officer of the Ofer Group’s private equity fund where he was involved in numerous investments in the private equity and technology sectors. Mr. Doppelt has served as the Chief Executive Officer of XT Investments (formerly known as XT Capital and Ofer Hi-Tech) since 2001. Mr. Doppelt has actively led several public offerings of equity and debt offerings in the US and Europe, and he has extensive operational and global business experience with growth companies. Mr. Doppelt also serves as Chairman of OPC Energy Ltd. (TASE: OPC), as well as a director of Zim Integrated Shipping Services Ltd and of Melisron Ltd. Mr. Doppelt holds a BA degree in Economics and Management from the Technion – Israel Institute of Technology, and an MBA degree from Haifa University.

Aviad Kaufman. Mr. Kaufman is the Chief Executive Officer of One Globe Business Advisory Ltd, the chairman of Israel Corporation Ltd., and a board member of Kenon Holdings Ltd., OPC Energy Ltd. and other private companies, each of which may be associated with Mr. Idan Ofer. From 2017 until July 2021, Mr. Kaufman served as the Chief Executive Officer of Quantum Pacific (UK) LLP and from 2008 until 2017 as Chief Financial Officer of Quantum Pacific (UK) LLP (and its predecessor Quantum Pacific Advisory Limited). From 2002 until 2007, Mr. Kaufman fulfilled different senior corporate finance roles at Amdocs Ltd. Previously, Mr. Kaufman held various consultancy positions with KPMG. Mr. Kaufman is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from the Hebrew University in Jerusalem (with distinction), and a Master’s of Business Administration in Finance from Tel Aviv University.

Avisar Paz. Mr. Paz served as the Chairman of the Board of Directors of OPC Energy Ltd. until January 3, 2021. Previously, Mr. Paz served as the Chief Executive Officer of Israel Corp. and prior to that, as the Chief Financial Officer of Israel Corp. Mr. Paz received a B.A. degree in Economics and Accounting from Tel-Aviv University and is a certified public accountant in Israel (CPA).

Lior Reitblatt. Mr. Reitblatt served as Chief Executive Officer and Chairman of the Board of Super-Pharm (Israel) Ltd. Mr. Reitblatt has also previously served, among other positions, as Chairman of the Board of Life Style Ltd. and member of the board of Office Depot Israel Ltd. Mr. Reitblatt is a certified public accountant, and holds a BA degree in Accounting and Economics from Tel Aviv University and an MBA degree from the University of California, Berkeley.

Ovadia Eli. Mr. Eli served as the Chairman of the Board of Oil Refineries Ltd for two terms, the first from 1996 to 2003 and the second from 2015 to August 2021. Mr. Eli also served as Chairman of the Board of the Israel Airports Authority, Israel Military Industry (I.M.I), Shmanim Besisyim Haifa Ltd. and I.C.P.I. Mr. Eli served as a member of the Board of Directors of Salt Industries Israel Ltd., Shaarei Ribit Ltd., Zim Integrated Shipping Services Ltd. and OPC Rotem Ltd. Mr. Eli holds a BA degree in Educational Counseling and Bible Studies from Haifa University and is a graduate of the Lifshitz Teachers College in Jerusalem.

ICL Group Limited 201

Reem Aminoach. Mr. Aminoach currently serves as director of Israel Aerospace Industries. Until recently, Mr. Aminoach served as the founding partner of the accounting firm Shtainmetz Aminoach & Co. In his military service, Mr. Aminoach, a brigadier general, served as a member of the General Staff Forum of the IDF, Head of Budgets at the Ministry of Defense, Financial Advisor to the IDF Chief of Staff and Head of the IDF Budget Division. Previously, Mr. Aminoach served as director at Ofer Investments Ltd. and as director and Chairman of the Audit Committee at Zim Ltd., of the Israel Corp. group. Mr. Aminoach also served as a member of the Board of Governors of Hadassah Medical Center. Mr. Aminoach is a certified public accountant, and holds a BA degree in Accounting and Economics, Tel-Aviv University (academic honors, Dean's honor list) and MBA degree in Business Administration, Tel-Aviv University.

Sagi Kabla. Mr. Kabla is the Chief Financial Officer of Israel Corp. since December 2015. Mr. Kabla serves as director of Oil Refineries Ltd and previously served as Senior Executive of Business Development, Strategy and IR at Israel Corp. Prior to joining Israel Corp., Mr. Kabla held various management roles at KPMG Corporate Finance and M&A. Mr. Kabla holds an MBA degree in Finance from COMAS and a B.A. degree in Economics and Accounting from Bar-Ilan University and he is qualified as a certified public accountant (Israel).

Tzipi Ozer-Armon. Ms. Ozer-Armon serves as the Chief Executive Officer of Lumenis Ltd. Before joining Lumenis, she headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. and served as Senior Vice President of Sales and Marketing at SanDisk. Previously, Ms. Ozer-Armon also served as VP & General Manager at MSystems. In addition to ICL, Ms. Ozer-Armon is a director at the Strauss Group Ltd., SimilarWeb and IACC. Ms. Ozer-Armon holds a BA degree, magna cum laude, in Economics, and an MBA degree in Finance and Marketing from Tel-Aviv University, and she is an AMP graduate of the Harvard Business School.

Gadi Lesin. Mr. Lesin served as President and CEO of Strauss Group Ltd. ("Strauss Group"), an international food and beverage company and the largest food company in Israel, from 2009 to 2018. Mr. Lesin successfully led the Strauss Group through a time of intense economic, global and social change. Under his leadership, the Strauss Group strengthened its international operations, more than doubled its equity value, and grew its profits significantly. Mr. Lesin currently serves as a director in ORIAN SH.M. Ltd. and as an external director in Electra Consumer Products, both companies listed on the TASE. Mr. Lesin holds a bachelor's degree in business management from the Tel Aviv College of Management and an MBA degree from Ben Gurion University.

Miriam Haran. Dr. Haran has been involved in environmental management and safety issues for over forty years in various key positions. Dr. Haran is currently serving as chair of Israel Resource Efficiency Center – a knowledge and consulting center for reducing the environmental impact of industry by streamlining raw materials, energy, water, etc. She is chair of the Weitz Center for Sustainable Development and a board member of M.A.I – a major Israeli recycling company of electrical and electronic waste as well as the chair of the Public Safety Committee in the Prime Minister's Office. Dr. Haran previously served as Director General, Deputy Director General and Chief Scientist of Israel’s Ministry of Environmental Protection, as well as the Head of Ono Academic College’s MBA Program in Environmental Management. Dr. Haran has served in numerous scientific, corporate, and public organizations. She was Chair of the Israel Consumer Council, Environmental Consultant, Board Member of The Environmental Services Company Ltd. (ESC), Board Member of BGN Technologies Ltd., and Member of the General Assembly of the Jerusalem Institute for Israel Studies. Dr. Haran was Senior Researcher at A.Y. Laboratories, Researcher at Unikoor Biotechnology, Researcher and Senior Lecturer at the Hebrew University, and Researcher at Rutgers University in Newark, New Jersey. Dr. Haran served as an external director of ICL between 2010-2018. Dr. Haran holds a B.Sc. in Natural Sciences from the Hebrew University of Jerusalem and a PhD in Organic Chemistry from Brandeis University.

ICL Group Limited 202

Dafna Gruber. Ms. Gruber currently serves as the Chief Financial Officer of Netafim Ltd., a precision irrigation solutions company. Prior to joining Netafim Ms. Gruber held Chief Financial Officer positions in various companies including Clal Industries from 2015 to 2017, Nice Systems Ltd. from 2007 to 2015, and Alvarion Ltd. from 1999 to 2007. Ms. Gruber currently serves as an external director or independent director of several public companies, including Nova Measuring Instruments Ltd, Tufin Software Technologies Ltd, Cognyte Ltd. and Cellbrite Ltd. Ms. Gruber is a certified public accountant and holds a BA degree in Accounting and Economics from Tel Aviv University.

The following table lists the names, ages and positions of our Executive Officers (who are not directors) as of the publication date of this Annual Report. The address for sending notices is c/o ICL Group Ltd., 23 Aranha Street, Millenium Tower, Tel Aviv, 6120201, Israel.

Name	Age	Position
Raviv Zoller	58	President & Chief Executive Officer
Amir Meshulam(1)	45	Senior Vice President, Global Internal Auditor
Anantha N. Desikan	54	Executive Vice President, ICL Chief Innovation and Technology Officer
Anat Tal-Ktalav	53	President, ICL Industrial Products Division
Aviram Lahav(2)	62	Chief Financial Officer
Chris Millington(3)	53	President, ICL Phosphate Specialty Solutions Division
Elad Aharonson	48	Executive Vice President, ICL Innovative Ag Solutions Division
Ilana Fahima	56	Executive Vice President, Chief People Officer
Lilach Geva-Harel	45	Executive Vice President, Global General Counsel
Meir Mergi	59	President, Potash Division
Miri Mishor	58	Executive Vice President, Global Information Technology
Nitzan Moshe	54	Executive Vice President, ICL Global Operations
Noam Goldstein	61	Executive Vice President, Operational Excellence, Energy, and Innovation
_________________
(1)	See C. Board Practices – Internal Auditor.

(2)	On January 1, 2022, Mr. Aviram Lahav joined ICL as Chief Financial Officer, replacing Mr. Kobi Altman.

(3)	On January 1, 2022, Mr. Chris Millington entered into office as President, ICL Phosphate Specialty Solutions Division, replacing Ofer Lifshitz.

Raviv Zoller. Mr. Zoller has served as ICL's President and Chief Executive Officer since May 14, 2018. Prior to joining ICL, from 2008, Mr. Zoller served as the Chief Executive Officer of I.D.I. Insurance Company Ltd. (“Bituach Yashir”), which is listed on the TASE. In 1999, Mr. Zoller founded Ness Technologies Inc., which began trading on NASDAQ in 2004 and served as its President and Chief Executive Officer until 2007. Mr. Zoller voluntarily served from 2012 to October 2019 as Chairman of the Ethiopian National Project (ENP), a non-profit organization. Mr. Zoller holds a B.A. degree in Economics and Accounting from Tel Aviv University and is a qualified certified public accountant.

Anantha N. Desikan. Dr. Anantha Desikan was appointed Chief Innovation & Technology Officer of ICL in November 2018 and was promoted to EVP in November 2019. Dr. Desikan joined ICL in 2007 and has served in senior commercial and technology management roles including Senior Vice President of ICL Industrial Products’ Flame Retardants business (2014-2018), President, ICL-IP America (2013-2015) and VP Global Phosphorous R&D (2007-2013). Prior to joining ICL in 2007, Dr. Desikan held technology management roles at Supresta and Akzo Nobel. Mr. Desikan holds a Ph.D and M.S degree in Chemical Engineering from Clarkson University, Potsdam, New York, and a B.S. degree in Chemical Engineering from Coimbatore Institute of Technology, Madras University, India.

ICL Group Limited 203

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

Aviram Lahav. Mr. Lahav serves as ICL CFO since 2022. Mr. Lahav previously held several senior positions as CFO of ADAMA group, a global agro-chemical company and part of Syngenta Group, and also as CEO of ADAMA Agricultural Solutions. Prior to this experience, he worked at Delta Galil Industries, moving from group CFO to CEO of the U.S. division and then to global CEO and COO. Mr. Aviram is a certified public accountant (CPA) as of 1987, holds a BA in economics and finance from the Hebrew Jerusalem University and is a graduate of the Harvard Business School Advanced Management Program (AMP).

Chris Millington. Mr. Millington serves as President, ICL Phosphate Specialty Solutions Division since 2022. Mr. Millington joined ICL in 2021. He has more than 25 years of C-Level and Senior Executive experience with global and regional expertise transforming B2B and B2C businesses in North America, Europe, and the Asia Pacific, working at the highest levels within large, publicly listed, global and private companies. Since 2019 Mr. Millington has been a retained Executive Adviser to major global PE funds and advising ingredient industry companies on strategy, M&A, and business transformation. From 2012-18, Mr. Millington worked for Firmenich initially running the Americas, before being promoted to President of the Flavor Division, a 1 Bio + business with global presence, transforming the division to being the growth leader of the industry and driving a strong M&A agenda. Prior to this, he served as Global Head of Foodservice Beverages at Nestlé; the youngest ever VP to manage a global BU at Nestlé HQ, and then established the first AP regional office for Nestle Professional in Singapore. Mr. Millington holds a business degree and has attended multiple IMD and London Business School courses in support of his ongoing leadership development.

Elad Aharonson. Mr. Aharonson has been serving as President of ICL’s Innovative Ag. Solutions since April 2021. Prior to joining ICL, Mr. Aharonson served at Elbit Systems 2004 and held various senior management positions; he served as Executive Vice President and General Manager -for ISTAR Division, from 2015 to 2021. From 2011 to 2015, he served as Executive Vice President and General Manager – for UAS Division. Prior thereto, from 2009 to 2011, he also served as Vice President – for UAV Systems. Mr. Aharonson holds a Law Degree (LL.B.) and a BBA from the Hebrew University of Jerusalem, Israel.

ICL Group Limited 204

Ilana Fahima. Ms. Fahima serves as EVP, Chief People Officer, since November 2018. Prior to joining ICL, Ms. Fahima served as Vice President HR for Global Quality and Head of Israel HR at Teva Pharmaceutical Industries Ltd. Before joining Teva, Ms. Fahima held several positions at Maccabi Health Services, among them Regional HR Director and Regional Service Manager. Ms. Fahima holds a BA degree in Social Work and an MBA degree in Health Care Management, both from Ben Gurion University.

Lilach Geva-Harel. Mrs. Geva-Harel serves as EVP, ICL's Global General Counsel since February 1, 2019. Prior to joining ICL, from 2009 Mrs. Geva-Harel served as Senior Deputy to the Chief Executive Officer and Head of Investments House's Headquarters of Psagot Investment House Ltd., as well as its General Legal Counsel. Mrs. Geva-Harel was previously a Partner in the Merger & Acquisitions Department at Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. Law Offices (GKH). Mrs. Geva-Harel serves as a director at REE Automotive Ltd. (NYSE: REE) a global company. Mrs. Geva-Harel holds an LLB degree and an LLM degree, both from Bar Ilan University and is a member of the Israel Bar.

Meir Mergi. Mr. Mergi serves as President of ICL Potash Division since March 2021 (first as acting President and starting January 2021 as President). From March 2017 to Meir served as SVP, ICL Dead Sea Operations. Prior to that Meir held the position of VP Operations in the Performance Products Division, based in Germany. From 2010 to 2014, Mr. Mergi served as the CEO of the Dead Sea Magnesium and before that he held various senior positions in the operations of Dead Sea Magnesium. Meir holds a BSc degree in Materials Engineering and MBA in Business Management, both from Ben Gurion University.

Miri Mishor. Mrs. Mishor serves as EVP, ICL Information Technology since 2014. Mrs. Mishor joined ICL in 1986 and served in various positions, including CIO of ICL Industrial Products and VP Information Systems of ICL Fertilizers. Mrs. Mishor holds a B.Sc. degree in Mathematics and Computer Science and a M.Sc. degree in Industrial Management from Ben Gurion University.

Nitzan Moshe. Mr. Moshe serves as EVP, ICL Operations since October 2019. From 2014 to the present, Mr. Moshe has served as SVP, Operations of ICL Industrial Products. Prior to that, Mr. Moshe held several senior positions at Rotem Amfert Negev, Ltd., including VP of its Acids & Fertilizers Division, Head of Procurement and Contracts, and Manager of Rotem’s Sulfuric Acid Plant. Nitzan holds a MBA degree and BSc degree in Chemical Engineering, both from Ben Gurion University, Israel.

Noam Goldstein. Mr. Noam Goldstein serves as ICL EVP for Operational Excellence, Innovation & Energy since March 2021. Mr. Goldstein joined ICL in 1986 and served in various positions in the Potash Division, including Vice President of Business Development, CFO in Europe, Vice President of Infrastructure, Senior Vice President Operations at ICL Dead Sea, and until recently as the president of ICL´s Potash Division. Mr. Goldstein holds a B.A. degree in Economics and Business Administration from the Hebrew University of Jerusalem and a M.A. degree in Economics from Ben Gurion University. Mr. Goldstein is also a graduate of the Heschel Sustainability Leadership Fellowship Program.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were elected.

ICL Group Limited 205

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

Effective as of January 9, 2021, the compensation of our external directors and all other non-executive directors that are entitled to compensation for their service in such capacity, was reduced to the fixed annual and per meeting compensation amounts payable to expert directors under the Compensation Regulations, replacing the "relative compensation” model that was previously paid to our directors.  According to the determination of our Compensation Committee and Board of Directors, such compensation according to the Compensation Regulations) applies to all of our directors, as may serve from time to time, excluding directors who are office holders (within the meaning of the Companies Law) of Israel Corp. The Compensation of such directors who are office holders of Israel Corp. for their service as such (excluding our Executive Chairman of the Board, Mr. Yoav Doppelt who has a separate compensation arrangement, as detailed below), is included in the annual management fees paid to Israel Corp. pursuant to our agreement with it. Accordingly, the management fees that were paid to Israel Corp. during 2021, effective as of January 1, 2021, following the approval of the shareholders on January 5, 2021, included, among other things, all compensation components, for the services of Company directors who are officer holders of Israel Corp., excluding Mr. Doppelt.

Notwithstanding the above, it was agreed by the Company and Israel Corp., that subject to the approval of the revised terms of our Executive Chairman of the Board, Mr. Yoav Doppelt, at the Annual General Meeting of our shareholders, expected to take place on March 30, 2022, the Management Agreement will be terminated effective as of July 1, 2022, following which directors who are office holders of Israel Corp. (other than Mr. Yoav Doppelt) shall begin to be paid the Director Cash Compensation. Mr. Sagi Kabla, Israel Corp.'s Chief Financial Officer, has requested that his Director Cash Compensation be either assigned and paid directly to Israel Corp. or paid directly to him, as instructed by Israel Corp.

ICL Group Limited 206

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

Executive Chairman of the Board's Compensation: Mr. Doppelt's compensation terms as our Executive Chairman of the Board were approved by HR & Compensation Committee and Board of Directors on April 15, 2019, and by our shareholders at the Extraordinary General Meeting held on May 29, 2019.  Mr. Doppelt's compensation terms are in effect for three years from July 1, 2019, the date of his entry into office.

On January 31, 2022, and February 8, 2022, our HR & Compensation Committee and Board of Directors, respectively, approved, subject to the Annual General Meeting of our shareholders (the "Meeting"), expected to take place on March 30, 2022, new compensation terms for Mr. Yoav Doppelt, the Executive Chairman of our Board of Directors, which shall be effective as of the termination of the Management Agreement on July 1, 2022, and subject thereto, and subject both to his reelection and to the approval of our new compensation policy at the Meeting. Following their approval, Mr. Doppelt's new compensation terms shall be in effect for a period of three years. According to the proposed new compensation terms, Mr. Doppelt will be employed by the Company, and will continue to invest a significant portion of his time to the Company. Subject to their approval in the Meeting, the Mr. Doppelt's new compensation terms will include (i) a NIS 1.8 million (approximately $562,500) annual cost of employment, (ii) entitlement to an annual cash bonus with a Target STI, which will essentially also be his maximum STI payout in any given year, of NIS 1.2 million (approximately $375,000), calculated in accordance with the Executive Chairman’s STI formula set forth in the New Compensation Policy, as may be amended from time to time, an (iii) termination arrangement which includes a six-month adjustment period and six month advance notice period, during both of which he will continue to be entitled to all of his compensation terms, including STI payouts and continued vesting of his existing LTI plans, as well as additional severance payment by the Company, in addition to the mandatory severance payment, equal to his last monthly salary multiplied by the number of years that he was employed by the Company, serving as its Executive Chairman of the Board (i.e., as of July 1, 2022). In addition, our HR & Compensation Committee and Board of Directors approved on January 31, 2022 and February 6, 2022 and February 8, 2022, respectively, subject to shareholder approval at the Meeting, a three-year long-term incentive award to Mr. Yoav Doppelt, for the years 2022-2024, of non-marketable options, exercisable into Ordinary Shares, with a total value of NIS 9 million (approximately $2.8 million), or NIS 3 million (approximately $937,500) per vesting annum.

Other than the agreement with Mr. Doppelt in his capacity as Executive Chairman of the Board, described above, and the acceleration of equity awards upon termination of director service under certain circumstances, we do not have any written agreements with any current director providing for benefits upon the termination of such director’s relationship with us.

ICL Group Limited 207

Equity (LTI) Grants to Board Members:(1)

Grant for Year	Offerrees	Grant Date	Type of Equity(2)	Dates of Organs' Approvals	Grant Value (ILS) per Director	Grant Amount per Director	Expiration Date & Vesting Schedule
2021	Mr. Yoav Doppelt, Executive Chairman of the Board	1.7.2019	Options	HR & Comp. Committee & Board – 15.4.19 Shareholders (Extraordinary GM) – 29.5.19	3 million	2,168,675	Expiration Date: 30.6.2024 Vesting: one-half of the Options vesting upon the lapse of 24 months from Grant Date and one-half upon the lapse of 36 months from the Grant Date

(1)	The Equity awards are made pursuant to the Company’s Equity Compensation Plan (2014), as amended in June 2016.

(2)
On January 31, 2022 and February 6, 2022 and February 8, 2022, our HR & Compensation Committee and Board of Directors approved, respectively, subject to shareholder approval at the annual general meeting of our shareholders expected to take place on March 30, 2022 (the "Grant Date"), a three-year long-term incentive award to Mr. Yoav Doppelt, for the years 2022-2024, in the form of options, with a total value of NIS 9 million (approximately $2.8 million), or NIS 3 million (approximately $937,500) per vesting annum. The vesting of the 2022-2024 LTI Grant will be in three equal tranches, with one-third of the Options vesting upon the lapse of 12 months from Grant Date, one-third of the Options vesting upon the lapse of 24 months from Grant Date and one-third upon the lapse of 36 months from the Grant Date. The Options may be exercised, in whole or in part, as of the date of “maturity” of each tranche and until the lapse of five years after the Grant Date.

ICL Group Limited 208

Senior Management Compensation

The aggregate compensation amount incurred to all of the members of our senior management (Global Executive Committee – GEC) as of December 31, 2021, was approximately $18 million for the year 2021. This amount includes an annual provision for pension or other retirement benefits for our senior management of approximately $1 million.

The following table and accompanying notes describe the compensation incurred for the year 2021 with respect to the five highest earning senior officers of ICL for such period.

	Details of the Recipient		Payments for services
Name	Position	Scope of position	Base Salary	Compensation(1)	Bonus (STI) (2)	Equity based compensation (LTI)(3)	Total
	US$ thousands
Raviv Zoller(4)	President & Chief Executive Officer	100%	759	1,103	1,045	1,118	3,266
Kobi Altman(5)	Former Chief Financial Officer	100%	440	604	709	545	1,858
Ofer Lifshitz(6)	Former President of Phosphate Solutions Division	100%	381	536	639	371	1,546
Anat Tal-Ktalav(7)	President of Industrial Products Division	100%	310	441	386	371	1,198
Elad Aharonson(8)	President, Innovative Agro Solutions Division	100%	319	768	285	83	1,136

ICL Group Limited 209

(1)
The salary items (compensation) column set out in the above table includes all of the following components: base salary, customary social benefits, customary social and related provisions, Company car and reimbursement of telephone expenses. The compensation is in accordance with the Company's Compensation Policy.

(2)
The short-term incentives (STI/annual bonuses) to officer holders for 2021, including the top-five earners in 2021, were approved by our HR & Compensation Committee and Board of Directors on January 31 and February 8, 2022, respectively.

(3)
The expense for share-based payment compensation is calculated according to IFRS and is recognized in the Company’s statement of income over the vesting period of each portion. The amounts reported in this column represent the expense recorded in the Company’s financial statements for the year ended December 31, 2021 with respect to equity-based compensation granted to the senior officer. For details regarding the Company's equity compensation plans, see Note 19 to our Audited Financial Statements.

(4)
Mr. Zoller’s terms of employment, as approved by our authorized organs, include: (a) annual base salary of NIS 2.4 million (approximately $750,000), indexed to the Israeli Consumer Price Index (CPI). Mr. Zoller's annual base salary as of December 31, 2021 remained NIS 2.4 million (approximately $750,000). Mr. Zoller's monthly base salary, as of December 31, 2021, was approximately NIS 202,800 (approximately $63,500); (b) annual cash bonus in accordance with ICL’s bonus plan and Compensation Policy. Mr. Zoller’s Target Bonus as per his employment agreement is NIS 2.5 million (approximately $781,000), with the maximum annual bonus that can amount to NIS 3.75 million (approximately $1.17 million). For details regarding Mr. Zoller's annual bonus in 2021, see the Annual Bonus Component section below; (c) an annual LTI (equity) grant of NIS 4.8 million (approximately $1.5 million), or any other amount per vesting annum, as determined and approved by the Company's authorized organs, including by the Company's shareholders. On January 31, 2022 and February 6, 2022 and February 8, 2022, our HR & Compensation Committee and Board of Directors approved, respectively, subject to shareholder approval at the annual general meeting of our shareholders expected to take place on March 30, 2022 (the "Grant Date"), a three-year long-term incentive award to Mr. Zoller, for the years 2022-2024, in the form of options, with a total value of NIS 16.56 million (approximately $5.18 million), or NIS 5.5 million (approximately $1.84 million) per vesting annum. The vesting of the 2022-2024 LTI Grant will be in three equal tranches, with one-third of the Options vesting upon the lapse of 12 months from Grant Date, one-third of the Options vesting upon the lapse of 24 months from Grant Date and one-third upon the lapse of 36 months from the Grant Date. The Options may be exercised, in whole or in part, as of the date of “maturity” of each tranche and until the lapse of five years after the Grant Date. For details regarding Mr. Zoller's equity compensation grants, see Note 19 to our Audited Financial Statements; (d) Mr. Zoller is entitled to an advance notice period of 12 months in case of termination by the Company (not for cause) and is required to give the Company 6 months advance notice in case he resigns. During such advance notice period Mr. Zoller may be required to continue working for ICL, and therefore Mr. Zoller would continue to be entitled to all of his compensation terms, including vesting of his LTI awards, but excluding an annual bonus in respect of the advanced notice period and excluding an equity grant, to the extent granted during such advance notice period; (e) in addition, in case of termination of office, Mr. Zoller will be entitled to an additional severances equal to his last his last base salary multiplied by the number of years that he served as ICL’s President & CEO; (f) Mr. Zoller is entitled to all other cash and non-cash benefits payable to our senior executives pursuant to our policies in effect from time to time, including but not limited to, pension, study fund, disability insurance, Company car, gross up, etc., as well as the exemption, insurance and indemnification arrangements applying to the Company’s office holders.

ICL Group Limited 210

(5)
Mr. Kobi Altman served as ICL’s Chief Financial Officer (CFO) as of April 1, 2015, until December 31, 2021, following his retirement announcement from October 11, 2021 (the "Notice Date"). Mr. Altman’s employment agreement provided that: (a) Mr. Altman’s base salary will be updated twice a year according to the rise in the Consumer Price Index in the months that passed since the previous update. Accordingly, Mr. Altman’s monthly base salary, as of December 31, 2021, was approximately NIS 119,271 (approximately $37,270); (b) the employment agreement is for an unlimited period and may be terminated by either party at any time by advance written notice; and (c) Mr. Altman is entitled to all benefits customary in the Company, such as regular provisions for pension and severance, disability fund, Company car. Mr. Altman’s termination terms, which are in compliance with the Company’s compensation policy and in accordance with Mr. Altman’s employment agreement, were approved by our HR & Compensation Committee and our Board of Directors on November 1, 2021, and November 3, 2021, respectively, and include a six-month advance notice period which commenced on the Notice Date, during which Mr. Altman continues to be eligible for all of his employment terms, including vesting of his equity grants. Following utilization of accrued unused vacation days, Mr. Altman’s expected employment termination date will be April 20, 2022. In addition, our HR & Compensation Committee and Board of Directors approved on January 31, 2022 and February 8, 2022, respectively, a special bonus to Mr. Altman for 2021 in the amount of approximately NIS 715,600 (approximately $230,000), equivalent to six base salaries, due to his extraordinary achievements in the 2022 budget planning and approval process, successful transformation of the finance organization and successful hand over of the CFO role to his successor, Mr. Aviram Lahav. For details regarding Mr. Altman's annual bonus in 2021, see the Annual Bonus Component section below. The equity-based compensation (LTI) amount in the above table reflects the expense that was recognized by the Company for Mr. Altman’s LTI in the Company's 2021 Financial Statements.

(6)
Mr. Lifshitz served as President of the Phosphate Solution Division since August 2018 and has announced his wish to retire on November 18, 2021 (the "Notice Date"). Mr. Lifshitz’s employment agreement provided that: (a) Mr. Lifshitz’s base salary may be updated twice a year according to the rise in the Consumer Price Index in the months that passed since the previous update. Accordingly, Mr. Lifshitz’s monthly base salary, as of December 31, 2021, was approximately NIS 103,382 (approximately $32,300); (b) the employment agreement is for an unlimited period and may be terminated by either party at any time by advance written notice; (c) Mr. Lifshitz is entitled to an advance notice period of 3 months; and (d) Mr. Lifshitz is entitled to all benefits customary in the Company, such as regular provisions for pension and severance, disability fund, Company car. Mr. Lifshitz' termination terms were approved by our HR & Compensation Committee and our Board of Directors on January 31, 2021, and February 8, 2022, respectively. As part of his termination arrangement, our HR & Compensation Committee and Board of Directors, approved to extend Mr. Lifshitz' advance notice period by 3 months (to a total of 6 months), to align his terms with the terms of the other executive management members. Accordingly, following additional utilization of accrued unused vacation days, Mr. Lifshitz' expected end of employment date will be on July 19, 2022. During this entire period, Mr. Lifshitz continues to be eligible for all of his employment terms, including vesting of his equity grants. In addition, our HR & Compensation Committee and Board of Directors approved a grant of a special bonus to Mr. Lifshitz for 2021 in the amount of approximately NIS 620,300 (approximately $194,000), which is equivalent to 6 base salaries, for achieving all-times record results in the PS division in 2021, and remarkable handover to his successor. For details regarding Mr. Lifshitz' annual bonus in 2021, see the Annual Bonus Component section below. The equity-based compensation (LTI) amount in the above table reflects the expense that was recognized by the Company for Mr. Lifshitz’ LTI in the Company's 2021 Financial Statements.

ICL Group Limited 211

(7)
Mrs. Tal-Ktalav’s employment agreement provides that: (a) Mrs. Tal-Ktalav’s base salary may be updated twice a year according to the rise in the Consumer Price Index in the months that passed since the previous update. Mrs. Tal-Ktalav monthly base salary, as of December 31, 2021, was approximately NIS 84,194 (approximately $26,300); (b) the employment agreement is for an unlimited period and may be terminated by either party at any time by advance written notice; (c) Mrs. Tal-Ktalav is entitled to an advance notice period of 6 months; and (d) Mrs. Tal-Ktalav is entitled to all benefits customary in the Company, such as regular provisions for pension and severance, disability fund, Company car and gross up. For details regarding Mrs. Tal-Ktalav's annual bonus in 2021, see the Annual Bonus Component section below. The equity-based compensation (LTI) amount in the above table reflects the expense that was recognized by the Company for Mrs. Tal-Ktalav’s LTI in the Company's 2021 Financial Statements.

(8)
Mr. Aharonson's employment agreement provides that: (a) Mr. Aharonson´s base salary may be updated twice a year according to the rise in the Israeli Consumer Price Index in the months that passed since the previous update. Mr. Aharonson´s monthly base salary, as of December 31, 2021, was approximately NIS 115,000 (approximately $36,000); (ii) the employment agreement is for an unlimited period and may be terminated by either party at any time by advance written notice; (iii) Mr. Aharonson is entitled to an advance notice period of six months; (iv) Mr. Aharonson is entitled to a six month adjustment period if his employment is involuntary terminated during the first two years of his employment, and (v) Mr. Aharonson is entitled to all benefits customary in the Company, such as regular provisions for pension and severance, disability fund, Company car and gross up . For details regarding Mr. Aharonson's annual bonus in 2021, see the Annual Bonus Component section below. The equity-based compensation (LTI) amount in the above table reflects the expense that was recognized by the Company for Mr. Aharonson’s LTI in the Company's 2021 Financial Statements.

ICL Group Limited 212

The Annual Bonus Component

The Company's current Compensation Policy sets a formula for the calculation of the annual bonus to our CEO and Chairman of the Board. With respect to our other officer holders, the Company's Compensation Policy provides that the annual bonuses may be calculated by measurable financial metrics and/or measurable non-financial metrics, as pre-determined by our HR & Compensation Committee and Board of Directors, and/or a qualitative evaluation.

On January 31, 2022, February 6, 2022 and February 8, 2022, our HR & Compensation Committee and Board of Directors, respectively, approved the annual bonuses to our office holders for 2021, including the top-five earners in 2021 among ICL’s senior officers, in accordance with the Company’s Compensation Policy.

CEO STI Formula: according to the Compensation Policy, the Target short term incentive plan (“STI”) for the CEO represents the conceptual payout amount for 100% performance level (i.e, achieving weighted 100% of all targets) in a given year.  The Target STI for the CEO shall not exceed 120% of the CEO' annual base salary. 80% of the CEO's STI target will be measured against performance level of annual measurable financial and measurable non-financial goals set forth by the HR & Compensation Committee and the Board of Directors at the beginning of each fiscal year, as detailed in the Compensation Policy. Out of the 80% STI target, at least 60% of STI target will be measured against financial goals that will be included in the annual budget. The other 20% (or less) of STI target will be measured against other measurable non-financial goals. The achievement level of each goal, whether measurable financial goals or measurable non-financial goals, will be measured independently of other goals, according to the rating scale set forth in the Compensation Policy, and then translated to payout factors. If either ICL adjusted operating income and/or adjusted net income actual performance will not meet the threshold performance level (60% of budget), there will be no payout for the 80% of STI that is measured against measurable financial and measurable non-financial goals.

The remaining 20% of the CEO's STI target will be measured based on a qualitative evaluation by the HR & compensation committee and the Board of Directors after receiving a recommendation of the Executive Chairman of the Board. The maximum payout for this component cannot exceed the higher of 3 three base monthly salaries or 25% of total actual STI payout.

The maximum STI payout for the CEO pursuant to the Compensation Policy cannot exceed, for any given year, the lower of 130% of the CEO's target STI for such year or $1.5 million. Mr. Zoller's actual target STI, as determined in his employment agreement is NIS 2.5 million (approximately $781,000).

Raviv Zoller's STI for 2021: Mr. Zoller's annual STI for 2021 was calculated in accordance with the CEO STI formula described above. Mr. Zoller's STI payout for 2021 was NIS 3.25 million (approximately $1 million) and reflects a combined performance of 130% with respect to all of his formula components.

Kobi Altman's STI for 2021: Mr. Altman's STI payout for 2021 was NIS 1.49 million (approximately $468,000) and reflects a combined performance of 104.1% with respect to all of his formula components. This payout was determined based on ICL’s adjusted net income and operating Income against budget (30% weight), other measurable financial and non-financials goals against budget (40% weight) and a qualitative evaluation of Mr. Altman's performance during 2021 (30% weight).

ICL Group Limited 213

Ofer Lifshitz' STI for 2021: Mr. Lifshitz' STI payout for 2021 was NIS 1.36 million (approximately $427,000) and reflects a combined performance of 110.1%. This payout was determined based on ICL’s adjusted net income and operating income against budget (30% weight), other measurable financial and non-financials goals against budget (40% weight) and a qualitative evaluation of Mr. Lifshitz' performance during 2021 (30% weight).

Mrs. Tal-Ktalav's STI for 2021: Mrs. Tal-Ktalav's STI payout for 2021 was NIS 1.19 million (approximately $375,000) and reflects a combined performance of 118.7%. This payout was determined based on ICL’s adjusted net income and operating income against budget (30% weight), Other measurable financial and non-financials goals against budget (40% weight) and a qualitative evaluation of Mrs. Tal-Ktalav's performance during 2021 (30% weight).

Mr. Aharonson's STI for 2021: Mr. Aharonson's STI payout for 2021, for the respective portion of the year he had worked for the Company, was NIS 0.89 million (approximately $285,000) and reflects a combined performance of 114.1%. This payout was determined based on ICL’s adjusted net income and operating income against budget (30% weight), Other measurable financial and non-financials goals against budget (40% weight) and a qualitative evaluation of Mr. Aharonson's performance during 2020 (30% weight).

ICL Group Limited 214

C. BOARD PRACTICES

Board of Directors

According to our Articles of Association, we must have no less than seven and no more than twenty directors on our Board of Directors (including our external directors). Our directors (other than our external directors) are typically elected by our shareholders at our annual general meeting of shareholders. Our Board of Directors is also authorized to appoint directors to fill vacancies or for any other reason. Each of our directors, other than our external directors, serves from the date of election or appointment until our next annual meeting of shareholders. According to our Articles of Association, the majority of our Board of Directors must be both citizens and residents of Israel. The approval of at least a majority of the voting rights represented at a shareholders’ meeting and voting on the matter is generally required to remove any of our directors from office (other than external directors as detailed below).

As of the date of this Annual Report, our Board of Directors consists of eleven directors. In the event of equal votes of our Board of Directors, our Chairman of the Board has the right to cast the deciding vote.

Dr. Miriam Haran and Ms. Dafna Gruber serve as “external directors” according to the Companies Law. Messrs. Lior Reitblatt and Gadi Lesin and Ms. Tzipi Ozer Armon qualify as independent directors, as defined in the Companies Law. Board members Mses. Tzipi Ozer Armon, Miriam Haran and Dafna Gruber, as well as Messrs., Reem Aminoach, Lior Reitblatt and Gadi Lesin qualify as independent directors under the rules applicable to U.S. companies listed on the NYSE. Board members Messrs. Yoav Doppelt, Aviad Kaufman, Sagi Kabla, Avisar Paz and Ovadia Eli are not considered independent directors by virtue of the positions they hold, or previously held, with our controlling shareholder's group. We do not have service agreements with our current directors, excluding our Executive Chairman of the Board, Mr. Yoav Doppelt.

Board Composition

The Company's Board of Directors has adopted an outline for institutionalizing and improving the structure and composition of the Board of Directors, reflecting, among other things, the Company's ambition to maintain a diverse composition of its board of directors, which represents diverse backgrounds, expanding skillsets and experience, and encompasses a wide range of special expertise and, such as high-level managerial experience in a complex organization; strong global experience; skills and experience in dealing with complex issues; experience with strategy setting; experience in managing global businesses, working with emerging markets and business development experience in high-volume businesses; experience in corporate governance, risk management and regulation, and gender diversity. The aforementioned outline also includes guiding principles for the appointment of external directors in the Company. In addition, the Company strives that its board of directors will be comprised of directors which have following characteristics: industry experts; corporate governance expertise; environmental, biodiversity and climate expertise; logistics and operational expertise; safety expertise, etc. Accordingly, the Company strives to integrate within its board, directors with expertise in such areas, whether with new appointments or upon replacement of a directors' vacant position.

Board Effectiveness Review

In 2020-2021, our board of directors underwent an evaluation of the business effectiveness of the board's work, which was conducted by one of the big four global accounting firms, pursuant to which the external consultants pointed out opportunities for improvement in relation to the best global practice in the field. The process included a review of the background materials and minutes of the board's discussions, interviews with a variety of company directors and officers, anonymous questionnaires to the board members regarding work practices, etc. The effectiveness assessment was done in accordance with a global methodology, and in relation to best practices and international corporate governance standards. According to such methodology the results of the assessment indicated a very high maturity level of the board of directors. The board of directors analyzed the findings of the assessment and the opportunities for improvement and created, with the assistance of the external consultants, and in collaboration with the Company and corporate secretariat, a mitigation plan for improvement of the effectiveness. Most of the items were already implemented or are in working progress.

ICL Group Limited 215

Following the external process for evaluating the effectiveness as described above, the board decided to adopt a tool that will allow it to independently self-assess its effectiveness over time. The tool was designed together with the abovementioned external firm and combines both business focus and comparison with leading global practices, while managing resources efficiently to achieve actual results. In February 2022 the board of directors launched the periodical review.

New Directors On-boarding & Directors' Trainings

The Company has a tailored and robust onboarding program for new directors, aimed to familiarize the new directors with key topics, ranging from the board’s structure, governance and responsibilities, the Company’s organizational structure, the Company’s strategic objectives and key performance indicators (KPIs), the Company’s business environment and market overview, financial reporting, legal proceedings, etc. The program is formalized and tailored to take into account the unique backgrounds, experiences and expected committee responsibilities of each new director. The program includes an educational effort of the Company's public disclosures, including website, regulatory filings and governance documents investor presentations, annual and long-term budget materials, etc. In addition, we schedule meetings for the new directors with other directors, key executives and business leaders to gain business insights about the Company, and the culture of the board and how it operates. Additional onboarding activities (such as site visits) are calendared throughout the year to foster an ongoing onboarding program.

The board operates according to annual and long-term plans, which include, among other things, trainings on various issues (such as climate change, sustainability, governance, compliance, HR & people trends, etc.), in addition to educational sessions on the business environment, our products, competition view, etc.

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

An external director is required to have either financial and accounting expertise or professional qualifications, as defined in the relevant regulations promulgated under the Companies Law, and at least one of the external directors is required to have financial and accounting expertise. Our external directors, Ms. Dafna Gruber and Dr. Miriam Haran, have financial and accounting expertise as defined in the Regulations. An external director is entitled to reimbursement of expenses and compensation as provided in the Compensation Regulations promulgated under the Companies Law but is otherwise prohibited from receiving any other compensation from us, directly or indirectly, during his or her term of office and for two years thereafter.

ICL Group Limited 216

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

As of the date of this Annual Report, we have two external directors: Dr. Miriam Haran, whose first three-year term commenced on July 14, 2021, and Ms. Dafna Gruber, whose first three-year term commenced on January 27, 2022.

ICL Group Limited 217

Financial Experts

Our Board of Directors has resolved that at least three of its members must have financial and accounting expertise, as this term is defined in regulations promulgated under the Companies Law. Our Board of Directors has further determined, based on qualification statements delivered to the Company, that nine out of our eleven serving directors meet the said expertise requirements (For further details see “Item 6 - Directors, Senior Management and Employees — A. Directors and Officers”.

In addition, our Board of Directors has determined that all members of our Audit and Accounting Committee are financially literate for purposes of meeting the NYSE rules are qualified to serve as “Audit Committee Financial Experts” as defined by SEC rules.

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

ICL Group Limited 218

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

As of the date of this Annual Report, our Audit and Accounting Committee consists of four directors, composed of our two external directors: Dr. Miriam Haran (Chairman until May 2022), Ms. Dafna Gruber (will replace Dr. Haran as Chairman as of May 2022), and two independent director: Mr. Lior Reitblatt and Mr. Gadi Lesin. In addition to meeting the requirements of Israeli law, our Audit and Accounting Committee also complies with the requirements applicable to U.S. companies that are listed on the NYSE and with SEC rules. All members of our Audit and Accounting Committee are also independent directors as such term is defined in SEC rules and the NYSE listing requirements. Our Board of Directors has determined that all the members of the Audit and Accounting Committee are financially literate as provided in the NYSE rules and that Dr. Haran, Ms. Gruber and Messrs. Reitblatt and Lesin qualify as “audit committee financial experts” as defined by SEC rules.

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

Our HR & Compensation Committee also oversees the Company's bonus and equity plans, evaluation of top management and employees, succession planning and so forth.

Our HR & Compensation Committee consists of three directors, composed of our two external directors: Dr. Miriam Haran (Chairman), Ms. Dafna Gruber, and one independent director, Mr. Lior Reitblatt. All members of our HR & Compensation Committee are also independent directors as such term is defined in the NYSE listing requirements and SEC rules.

ICL Group Limited 219

Safety, Environment, Climate, Diversity, Inclusion and Public Affairs Committee

Our Safety, Environment Climate, Diversity, Inclusion and Public Affairs Committee is not a statutory committee, and is designed to assist our Board of Directors in fulfilling its responsibilities with respect to oversight of our safety, environment, and climate related risks and opportunities policies and programs, our community outreach programs and public relations and advocacy and diversity and inclusion aspects in the Company. This Committee is not authorized to exercise any power of our Board of Directors and has advisory authority only. The committee consists of five directors: Dr. Miriam Haran (Chairman), an environmental expert, whom is also the responsible director for diversity and inclusion issues on behalf of the Board of Directors, Mr. Reem Aminoach, Mr. Ovadia Eli, Mr. Sagi Kabla and Mr. Gadi Lesin.

Operations Committee

Our Operations Committee is not a statutory committee and is designed to assist our Board of Directors in fulfilling its responsibilities with respect to business operations and strategy implementation, including reviewing M&A transactions and research and development strategy. Our Operations Committee is not authorized to exercise any power of our Board of Directors and has advisory authority only. The committee consists of seven directors: Mr. Yoav Doppelt (Chairman), Mr. Avisar Paz, Mr. Sagi Kabla, Mr. Ovadia Eli, Mr. Reem Aminoach, Mr. Lior Reitblatt and Mr. Gadi Lesin.

Financing Committee

Our Financing Committee is not a statutory committee, and its purpose is to assist our Board of Directors in fulfilling its responsibilities with respect to our financing and equity management and operations, including loans, equity offerings, hedging, debt and other financing vehicles. Our Financing Committee is not authorized to exercise any power of our Board of Directors and has advisory authority only. The Financing Committee consists of four directors: Mr. Sagi Kabla (Chairman), Mr. Avisar Paz, Mr. Aviad Kaufman and Mr. Lior Reitblatt.

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

As of the time of this Annual Report, our Internal Auditor is Mr. Amir Meshulam, a certified public accountant in Israel, holds an LLB from the College of Management and is a member of the Israel Bar. His education, skills and experience were among the Board of Directors’ considerations in approving the appointment. Mr. Meshulam has served in this position since August 2018. He is a Company employee, and reports to the Executive Chairman of the Board of Directors.

Our Internal Auditor oversees the work of various internal auditors acting on his behalf throughout the organization.

He acts in accordance with the defined Internal Audit Charter and obligated to comply with IIA Standards. He holds periodical meetings with the Audit Committee, without management present, as often as deemed necessary, and at least once a year. In addition, the Internal Auditor holds monthly meetings with our Executive Chairman of the Board and with the Chairman of the Audit Committee.

The internal audit's annual and multi-year work plans are risk-based plans. They have been designed based on a global risk assessment, and were examined against industry standards and benchmark. The plans are reviewed and approved by the Audit Committee and the Board of Directors. In addition, a high-level risk assessment is carried out annually and the audit plan is reassessed and approved.

ICL Group Limited 220

Insurance and indemnification

The Articles of Association of the Company and its Israeli subsidiaries include provisions that permit exemption, indemnification and insurance of the liability of officers, all in accordance with the provisions of the Companies Law.

The Company, with the approval of HR & Compensation Committee, the Board of Directors and the General Meeting of the shareholders, granted its officers a letter of exemption and indemnification, and also maintains an insurance policy covering directors' and officers' liability. The directors' and officers' liability insurance and the exemption and indemnity undertaking do not apply to those cases specified in Section 263 of the Companies Law. The exemption relates to damage caused and/or will be caused, by those officers as a result of a breach of the duty of care to the Company. Regarding directors who are office holders of Israel Corp., who may serve from time to time, on January 5, 2021, the General Meeting of the shareholders approved to extend the period for exemption and indemnification entered into with such office holders, for an additional 9 years, commencing November 30, 2020, provided that the exemption shall not apply to liabilities arising in connection with a transaction or resolution in which a controlling shareholder or an office holder, including an office holder who is other than the office holder party to the agreement, has a personal interest. The amount of the indemnification payable by the Company under the letter of indemnification, in addition to amounts received from an insurance company, if any, for all of the officers on a cumulative basis, for one or more of the events detailed therein, is limited to $300 million. The insurance is renewed annually.

D&O Framework Transaction

On January 30, 2020, the Company’s shareholders approved a three-year framework transaction which enables the Company to purchase, from time to time, directors’ and officers’ liability insurance policies for a two tier coverage of directors’ and officers’ liability, including a joint tier with Israel Corp., beginning February 1, 2020 (the "Framework Transaction"). The insurance policies under the Framework Transaction include a joint primary tier with Israel Corp. with a joint liability cap of up to $20 million, and a separate tier covering the Company alone, with a liability cap of up to $330 million, with a total liability limit of up to $350 million for both tiers. Our directors and officers are beneficiaries of both tiers. Pursuant to the Framework Transaction, the cost of the annual premium shall not exceed a cap of $10 million for both tiers. The division of the premium amount between the Company and Israel Corp. in the joint tier are 80% to be paid by the Company and 20% by the Israel Corp, and the HR & Compensation Committee and the Board of Directors have the authority to change, from time to time, the premium allocation in respect of the joint tier between the companies, according to the recommendation of the insurers and/or brokers, and provided that such changes will not exceed 25% over the entire transaction period. Deviation from these limits shall require shareholder approval. In accordance with the terms of the Framework Transaction and the Company's Compensation Policy, the Company's directors’ and officers’ liability insurance policy for 2021, was approved by the Company's authorized organs, effective as of March 2021. The 2021 directors’ and officers’ liability insurance policy includes a liability limit of US$116 million for both tiers (comprised of a limit of $40 million, with an additional coverage Side A (directors and officers only) limit of $76 million). The Company is acting to renew its directors' and officers' liability insurance policy for 2022, effective as of March 2022, with similar terms to the terms of the 2021 directors’ and officers’ liability insurance policy and subject to the terms of the framework transaction.

ICL Group Limited 221

Other Information

We have not engaged in any arrangements with directors providing for benefits upon termination of employment, with the following exceptions: (1) Mr. Yoav Doppelt's current termination arrangements include continued vesting of LTI grants for a period of 12 months following termination of employment. Notwithstanding the foregoing, subject to the approval by our shareholders at the Annual General Meeting expected to take place on March 30, 2022, of Mr. Doppelt's amended terms of compensation, as well as the Company's new compensation policy, in the event of termination of Mr. Doppelt's term of office as Executive Chairman of the Board, he will be entitled to a six-month adjustment period and six month advance notice period, during both of which he will continue to be entitled to all of his compensation terms, including STI payouts and continued vesting of his existing LTI plans. In addition, Mr. Doppelt will be entitled to an additional severance payment by the Company, in addition to the mandatory severance payment, equal to his last monthly salary multiplied by the number of years that he was employed by the Company, serving as its Executive Chairman of the Board (i.e., as of July 1, 2022); (2) In accordance with the Equity Plan, the board members' vesting of Restricted Shares would fully accelerate if the holder thereof ceases to serve as a director of the Company, unless he ceased to hold office due to those certain circumstances regarding early termination of office or imposition of enforcement measures, as set forth in section 231-232a and 233(2) of the Companies Law.

Number of meetings and average attendance rate of the meetings of ICL Board of Directors and its permanent committees

	Number of meetings in reported year	Average Attendance
Board of Directors	18	94%
Audit & Accounting Committee	10	97%
HR & Compensation Committee	7	100%
Financing Committee	3	80%
Operations Committee	2	83%
Safety, Environment, Climate, Diversity, Inclusion and Public Affairs Committee	3	100%

ICL Group Limited 222

D. EMPLOYEES

As of December 31, 2021, our workforce includes 13,233 employees.

Breakdown of Employees by Segments

2021	2020	2019

Phosphate Solutions	4,608	4,601	4,867
Potash	2,498	2,491	2,541
Industrial Product	1,595	1,654	948
Innovative Ag Solutions	2,406	994	1,651
Global functions and headquarters	1,162	1,092	1,083
Sub Total	12,269	10,832	11,090
Temporary employees	964	912	1,027
Total employees	13,233	11,744	12,117

Geographic Breakdown of Employees

2021	2020	2019

Israel	4,462	4,401	4,507
China	1,977	2,048	2,064
Spain	872	868	892
USA	772	716	720
Germany	670	697	858
UK	676	670	658
Netherlands	578	584	584
Brazil	1,644	259	262
France	122	117	119
All other	496	426	523
Sub Total	12,269	10,786	11,187
Temporary employees	964	912	1,027
Total employees	13,233	11,698	12,214

As of December 31, 2021, the Company’s workforce comprised of 13,233 employees, compared to 11,744 employees as of December 31, 2020 – an increase of 1,489 employees. This increase is mainly due to the acquisitions of Fertiláqua and ADS.

ICL Group Limited 223

Employment Agreements, Collective Bargaining Agreements and Temporary Employees

Our employees in Israel are employed under collective or personal employment agreements. The collective bargaining agreements are negotiated and renewed from time to time. By law, if a new collective bargaining agreement is not signed, the terms of the original agreement are extended for an unlimited period, unless one party gives notice to the other of its cancellation. As of the date of publication of this Annual Report, no notice of cancellation had been given for any of the collective bargaining agreements currently in effect at ICL.

The following subsidiaries in Israel have collective bargaining agreements in force up to the to the date indicated next to them: Dead Sea Works ("DSW") (September 2022), Mifalei Tovala (December 2022), TAMI (December 2022), Dead Sea Magnesium (December 2023), Fertilizers and chemicals (December 2023) and Bromine Compounds (March 2025).

During 2021, the labor agreements of both Rotem Amfert and Periclas expired, and the parties are in negotiations on the renewal of the agreements.

Senior employees in Israel serving in special positions and members of management are employed under personal agreements. These agreements are not limited in time and may be terminated with advance notice of a few months.

A small number of employees at ICL’s sites in Israel are employed through employment agencies for short terms. In addition, we have contracted in Israel with subcontractors for various outsourcing services such as security, packaging, maintenance projects, catering, cleaning, and other services. In accordance with a decision by ICL's Board of Directors in 2004, contractors who employ workers at ICL’s plants in Israel are required to provide their employees who permanently work for ICL holiday gifts and other benefits such as uniforms and meals.

Employees of ICL’s subsidiaries outside of Israel are employed according to the employment terms prevailing in the countries in which they are employed. Significant number of the overseas employees, primarily in China, Germany, the Netherlands, the United Kingdom, Spain, and the United States, are employed under collective agreements and/or arrangements.

Under Chinese labor law, it is a mandatory requirement for employers to enter personal labor contracts with their employees. As such, the permanent staff of YPH are employed under respective personal labor contracts. However, under PRC law, employees have the right to establish a labor union to represent their interests and protect their legal rights. YPH has a labor union. The labor union may represent employees in negotiating with their employer for collective agreements regarding remuneration, working hours, work safety, etc. Such collective agreements are mainly used for providing a benchmark for certain working conditions.

ICL companies in Brazil were recently integrated into one organizational structure. ICL employees in Brazil are covered by a collective bargaining agreement with the Labor Council that negotiates annual increases collectively between all the companies.  Local ICL agreements exist for each site covering working conditions and benefits.  The staff responsible for sales varies according to the company between employees and independent contractors, based on business needs.

ICL Group Limited 224

Promoting Diversity, Inclusion & Belonging (DIB)

At ICL diversity means understanding, accepting, and valuing differences between people including those of different races, nationalities, religions, gender, ages, disabilities, sexual orientations, and ethnicities, and those with differences in education, personalities, experiences, and knowledge bases.

Inclusion means embracing colleagues who look, act and, importantly, think differently.

We view belonging as a human need, genetically wired in each one of us.

With all our differences, becoming stronger together

As part of our Employer of Choice journey, we have committed to becoming a more inclusive and attentive organization.

One of the key milestones in this important journey is to commit to ICL’s Diversity and Inclusion (D&I) policy, first formulated in 2020, that will strengthen ICL’s direction and provide a measurement for this area.
As part of this process we appointed a Global ICL D&I officer. The new role includes responsibility for supporting the Company by developing a D&I culture and improving ICL’s D&I measures. We also launched a dedicated and interactive online intranet, (MyCampus), to inform and educate employees on diversity, inclusion and belonging issues.

Initiating Global Membership Catalyst

Catalyst is a global non-profit organization working with some of the world’s leading CEOs and companies to help build workplaces that are appropriate for women. With ICL’s membership, each of our employees have access to world-class resources that support individual career growth, inclusive leadership skill building, and organizational change efforts at www.catalyst.org.

Educational offerings

During each of our employees’ journey, they will learn to understand their biases and how to change their way of thinking to act in an inclusive way.

To achieve this goal, we offer virtual sessions on Unconscious Bias, Understanding Privilege and Cultural Awareness, in addition to short knowledge bursts (e-learning) on “Leading Your Team in an Inclusive Manner” or “Running More Inclusive Meetings”.

ICL Group Limited 225

Global DIB@ICL ambassadors

40 of our employees around the world have enrolled to become ‘Diversity, Inclusion and Belonging Ambassadors’. ICL’s ambassadors amplify initiatives developed for the organization.

DIB@ICL Statistics and Trends

Each quarter detailed statistics and trends are produced to help ICL focus on those areas that can contribute the most when addressed.

          Talent Development and Learning

Shifts in the world of work and increasing worker expectations are driving organizations to approach talent, development and learning in a more integrated way. Supported by the outcome of the Employer of Choice, as well as by a global survey to measure employee engagement and enablement, we introduced several initiatives during 2021 in learning and development.

ICL’s effective leadership is in the core of our business and implemented in all our development offerings. With the ICL Leadership Model, we seek to embrace the key qualities and capabilities of an ICL leader, demonstrating and cultivating “Care, Dare, Grow, and Winning Spirit” – wherever they are and whatever they do. The model is designed in the shape of ICL’s logo to reflect the fact that our leadership model is at the heart of who we are as a company.

From MyCampus@ICL to WeGrow@ICL

Although we maintain the broadly accepted and popular “MyCampus@ICL” platform for learning offerings (primarily for our global events calendar overview and depth information for processes like performance management and ICLeaders), in 2021 we introduced the next generation of learning at ICL. “WeGrow@ICL” is open source, its curated content is powered by AI and based on an up-to-date skills profile that provides real-time insights about workforce skills, beyond their role (role-based skills, personal skills, and strategic, company-wide skills). With WeGrow@ICL we are not only enabling our employees to take their development into their own hands, but we also enable them to upskill, reskill and redefine their roles to better align with their future needs.

Bloomberg’s 2022 Gender-Equality Index (GEI)

We strive to promote equality at all ICL's facilities worldwide and committed to ongoing transparency and developing a diverse and inclusive workforce.

We’re pleased to be one of the 418 companies included in Bloomberg’s 2022 Gender-Equality Index and provide our investors and other stakeholder a greater disclosure around our investments in gender-related practices and policies.

ICL Group Limited 226

E. SHARE OWNERSHIP

Share-based payments to employees

For information regarding the share-based payments to the Company's employees in the form of non-marketable options and restricted shares of the Company, and for information regarding under the amended 2014 Equity Compensation Plan and the grants in prior years made under the said Plan, see Note 19 to our Audited Financial Statements.

For information with respect to share ownership of members of our Management and Supervisory Boards and our senior management see “Item 7 - Major Shareholders and Related (and Interested) Party Transactions”.

ICL Group Limited 227

Item 7 – MAJOR SHAREHOLDERS AND RELATED (AND INTERESTED) PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table presents, as of February 21, 2022 (unless otherwise noted below), the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares and each of our directors and executive officers. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

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

ICL Group Limited 228

	Ordinary Shares Beneficially Owned(1)		Special State Share
Shareholders	Number	%	Number	%

Israel Corporation Ltd.(2)	587,178,758	45.62%**	-	-
State of Israel(3)	-	-	1	100%
Migdal Insurance & Financial Holdings Ltd. (4)	78,034,267	6.06%	-	-
Harel Insurance Investments & Financial Services Ltd. (5)	67,348,503	5.23%	-	-
Yoav Doppelt	15,381	*	-	-
Avisar Paz	16,926	*	-	-
Aviad Kaufman	-	*	-	-
Sagi Kabla	-	*	-	-
Ovadia Eli(6)	86,380	*	-	-
Lior Reitblatt(7)	53,629	*	-	-
Reem Aminoach(8)	53,629	*	-	-
Tzipi Ozer Armon(9)	16,220	*	-	-
Gadi Lesin	-	*	-	-
Miriam Haran	53,289	*	-	-
Dafna Gruber	-	*	-	-
Raviv Zoller	-	*	-	-
Aviram Lahav	-	*	-	-
Lilach Geva Harel(10)	422,535	*	-	-
Ilana Fahima(11)	422,535	*	-	-
Eli Amon(12)	344,454	*	-	-
Nitzan Moshe	-	*	-	-
Anantha Desikan(13)	379,644	*	-	-
Noam Goldstein(14)	561,972	*	-	-
Anat Tal-Ktalav(15)	721,387	*	-	-
Amir Meshulam(16)	147,888	*	-	-
Miri Mishor(17)	189,825	*	-	-
Chris Millington	-	*	-	-
Elad Aharonson	-	*	-	-
Meir Mergi	33,356	*	-	-

* Less than 1%
** For further information, please see section (2) below.

(1)
The percentages shown are based on 1,287,150,942 ordinary shares issued and outstanding as of February 22, 2022 (after excluding shares held by us or our subsidiaries). In accordance with SEC rules, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to options that are exercisable within 60 days of the date of February 22, 2022. Shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not considered outstanding for computing the percentage of any other person.

ICL Group Limited 229

(2)
Israel Corp. is a public company listed for trading on the Tel Aviv Stock Exchange (TASE). Based on the information provided by Israel Corp., Millenium Investments Elad Ltd. (“Millenium”) and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp., for purposes of the Israeli Securities Law (each of Millenium and Mr. Idan Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director of Millenium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millenium, as stated below). Millenium holds approximately 44.44% of the share capital in Israel Corp., which holds as of December 31, 2021 approximately 45.62% of the voting rights and approximately 44.76% of the issued share capital, of the Company.

To the best of Israel Corp.’s knowledge, Millenium is held by Mashat (Investments) Ltd. (“Mashat”) and by XT Investments Ltd. (“XT Investments”), with 84.73% and 15.27% holding rates in the issued share capital, respectively. Mashat is wholly owned by Ansonia Holdings Singapore B.V. (“Ansonia”). Ansonia is a wholly owned subsidiary of Jelany Corporation N.V., which is wholly owned by Court Investments Ltd. (“Court”). Court is wholly owned by a discretionary trust, in which Mr. Idan Ofer is the beneficiary. XT Investments is wholly owned by XT Holdings Ltd. (“XT Holdings”). To the best of Israel Corp.’s knowledge, ordinary shares of XT Holdings are held in equal shares by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and by Lynav Holdings Ltd. ("Lynav"), which is controlled by a discretionary trust in which Mr. Idan Ofer is the beneficiary. Mr. Ehud Angel holds, among other things, a special share that grants him, inter alia, under certain limitations and for certain issues, an additional vote on the Board of Directors of XT Holdings. Lynav also holds directly 1.25% of the issued share capital of Israel Corp. In addition, Kirby Enterprises Inc., which is to the best of Israel Corp.’s knowledge, indirectly held by the same trust that holds Mashat, in which, as stated, Mr. Idan Ofer is the beneficiary, holds approximately 0.74% of the issued share capital of Israel Corp.. Furthermore, Mr. Idan Ofer holds directly approximately 3.85% of the issued share capital of Israel Corp.

Even though Israel Corp. holds less than 50% of the Company’s ordinary shares, it still has decisive influence at the General Meetings of the Company’s shareholders and, effectively, it has the power to appoint directors and to exert significant influence with respect to the composition of the Company’s Board of Directors

As of December 31, 2021, 184 million ordinary shares have been pledged by Israel Corporation to secure certain liabilities, almost entirely comprised of margin loans with an aggregate outstanding principal amount of $314 million.

(3)
For a description of the different voting rights held by the holder of the Special State Share, see “Item 10 - Additional Information— B. Memorandum, Articles of Association and Special State Share — The Special State Share.”

(4)
Based solely upon and qualified in its entirety with reference to a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. (“Migdal”) with the SEC on February 2, 2022. According to the Schedule 13G, of the 78,034,267 Ordinary Shares reported as beneficially owned by Migdal (i) 78,034,267 Ordinary Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Migdal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 5,574,849 Ordinary Shares are held by companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions, and (iii) 0 are beneficially held for their own account (Nostro account).

ICL Group Limited 230

(5)
Based solely upon and qualified in its entirety with reference to Amendment No.1 to Schedule 13G filed by Harel Insurance Investments & Financial Services Ltd. (“Harel”), with the SEC on January 31, 2022. According to the Schedule 13G, of the 67,348,503 Ordinary Shares reported as beneficially owned by Harel (i) 63,307,104 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of the Reporting Person, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 1,682,923 Ordinary Shares are held by third-party client accounts managed by a subsidiary of Harel as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 2,358,476 Ordinary Shares are beneficially held for their own account (Nostro account).

(6)	Includes 77,917 ordinary shares and 8,463 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(7)	Includes 45,166 ordinary shares and 8,463 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(8)	Includes 55,018 ordinary shares and 289,436 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(9)	Includes 8,110 ordinary shares and 8,110 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(10)	Includes 422,535 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(11)	Includes 422,535 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(12)	Includes 55,018 ordinary shares and 289,436 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(13)	Includes 379,644 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(14)	Includes 561,972 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(15)	Includes 87,310 ordinary shares and 634,077 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(16)	Includes 147,888 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(17)	Includes 41,937 ordinary shares and 147,888 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

CoB LTI: For information regarding the equity-based incentive grant to our Executive Chairman of the Board, Mr. Yoav Doppelt, for 2019-2021, in the form of options, approved by the General Meeting of shareholders on May 29, 2019, see Note 19 to our Audited Financial Statements. For details regarding the new LTI grant for 2022-2024 in the form of options to Mr. Doppelt that was approved by our HR & Compensation Committee and Board of Directors on January 31, 2022 and February 6, 2022, and on February 8, 2022, respectively, subject to the approval of our shareholders at the annual general meeting expected to take place on March 30, 2022 (the "Meeting"), see Note 19 to our Audited Financial Statements and “Item 6 - Directors, Senior Management and Employees— B. Compensation”

ICL Group Limited 231

CEO LTI: For information regarding the equity-based incentive grant to our Chief Executive Officer, Mr. Raviv Zoller, for 2019-2021, in the form of options, approved by the shareholders on June 27, 2019, see Note 19 to our Audited Financial Statements. For details regarding the new LTI grant for 2022-2024 in the form of options to Mr. Doppelt that was approved by our HR & Compensation Committee and Board of Directors on January 31, 2022 and February 6, 2022, and on February 8, 2022, respectively, subject to the approval of our shareholders at the Meeting, see Note 19 to our Audited Financial Statements and “Item 6 - Directors, Senior Management and Employees— B. Compensation”.

Executive Officers LTI: For information regarding the equity-based grant in the form of options, granted in April 2019 to our executive office holders for the years 2019-2021, see Note 16 to our Audited Financial Statements. For details regarding the new LTI grant for 2022-2024 in the form of options to our executive officers, that was approved by our HR & Compensation Committee and Board of Directors on January 31, 2022 and February 6, 2022, and on February 8, 2022, respectively, see Note 19 to our Audited Financial Statements.

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

ICL Group Limited 232

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

The Company’s current Compensation Policy was approved by the general meeting of our shareholders on June 27, 2019 for a period of three years

According to the Companies Law, a compensation policy for a period exceeding three years requires approval by the Board once every three years, based on a recommendation of the Compensation Committee, as well as approval by the general meeting of shareholders by the Special Majority for Compensation.

On January 31, 2022 and February 6, 2022, our HR & Compensation Committee discussed and recommended the Board of Directors to approve, and on February 8, 2022, our Board of Directors approved, subject to shareholder approval at the annual general meeting of shareholders expected to take place on March 30, 2022, a new compensation policy for the Company (the "Meeting"). If approved by the shareholders at the Meeting, the New Compensation Policy shall be in effect as of the date of the Meeting, for a period of three consecutive years.

ICL Group Limited 233

Related (and Interested) Party Transactions

Registration Rights Agreement

We entered into a registration rights agreement with Israel Corp. on September 12, 2014. We obtained shareholder approval of our entry into this agreement on May 8, 2014. This agreement provides for customary demand, piggyback and shelf registration rights and provides that we will perform various actions and comply with various requirements to facilitate and promote such registrations, as well as cover certain expenses of Israel Corp. in connection with any such registration.

Controlling Shareholder

As of December 31, 2021, Israel Corporation holds approximately 44.76% of our outstanding ordinary shares and approximately 45.62% of the voting rights of our shareholders.

Israel Corp. exercises control over our operations and business strategy and has sufficient voting power to control many matters requiring approval by our Shareholders, including:

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

However, Israel Corp. does not exercise control with respect to our compensation policy and interested party transactions, since these must be approved by a majority of our non-related shareholders.

ICL Group Limited 234

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

On November 9, 2020, November 11, 2020, and January 5, 2021, our Audit and Accounting Committee, Board of Directors and shareholders, respectively, approved the renewal of the management services agreement effective as of January 1, 2021, for an additional term of three years, expiring on December 31, 2023. According to the renewed management services agreement, the annual management fee to be paid to Israel Corp. for each calendar year shall continue to be $1 million plus VAT, payable on a monthly basis. Such amount includes the overall value of the cash and equity compensation for the service of our directors who are office-holders of Israel Corp. (except for the separate compensation arrangement between the Company and our Executive Chairman of the Board, Mr. Yoav Doppelt, as approved by our shareholders in May 2019, and as may be amended by shareholder approval from time to time). The Audit & Accounting Committee will continue to annually examine the reasonableness of the management fees paid in the previous year against the management services actually provided by Israel Corp. to the Company in the same year. Nevertheless, the Company and Israel Corp. have agreed, subject to the approval by the shareholders at the annual general meeting of our shareholders expected to take place on March 30, 2022, of the amended compensation terms of Mr. Yoav Doppelt, the Executive Chairman of our Board of Directors, to terminate the Management Agreement effective as of July 1, 2022, following which directors who are office holders of Israel Corp. (other than Mr. Yoav Doppelt), namely Mr. Aviad Kaufman and Mr. Sagi Kabla, shall begin to be paid the Director Cash Compensation.

Relationships with Other Companies

Gas Purchase Agreement: For details regarding the gas purchase agreement with Energean PLC and the continuous delays in supply of natural gas pursuant to the agreement following their force majeure announcement, as well as the Bridge Agreement with Tamar Field in Israel, see Note 18 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors - Our operations could be adversely affected by price increases or shortages with respect to water, energy and our principal raw materials".

Other Immaterial Transactions in the Ordinary Course of Business: The Company further engages, from time to time, in its ordinary course of business, in various transactions with related parties, such as purchase of marine transportations services, sale of products, purchase of raw materials for its operations, receipt of banking services, etc. We do not deem these transactions as material for the Company, they are not viewed as unusual in their nature or conditions and they are all classified as "ordinary" transactions under Israeli law and approved according to the Company's relevant procedures and according to any and all applicable laws.

ICL Group Limited 235

The table below sets forth certain income statement information with respect to balances of our related party transactions.

For the year ended December 31
2021	2020	2019
$ millions	$ millions	$ millions

Sales	7	3	4
Cost of sales	6	3	8
Selling, transport and marketing expenses	13	7	10
Financing expenses (income), net	(2)	(1)	(1)
General and administrative expenses	1	1	1
Management fees to the parent company	1	1	1

The table below sets forth certain balance sheet information with respect to balances of our related party transactions

As of December 31
2021	2020
$ millions	$ millions

Other current assets	40	35

Other current liabilities	4	2

For further information regarding our related party transactions, see Note 23 to our Audited Financial Statements.

Option Plans

For a description of the Option Plans see “Item 6 - Directors, Senior Management and Employees—E. Share Ownership”.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ICL Group Limited 236

Item 8 – FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The fixed operating costs for the years ended December 31, 2021, 2020 and 2019 amounted to approximately $2,465 million, $2,349 million and $2,316 million, respectively. The variable operating costs for the years ended December 31, 2021, 2020 and 2019 amounted to approximately $3,279 million, $2,492 million and $2,199 million, respectively.

See “Item 18 - Financial Statements”.

Business Concentration Law

On December 11, 2013, the Law for Encouragement of Competition and Reduction of Business Concentration, 5774-2013 (the “Business Concentration Law"), was enacted, which includes, among other things, provisions requiring regulators authorized to grant rights in areas defined as essential infrastructure in Israel, to take into account considerations for encouraging industry‑wide competition and reducing business concentration in the overall economy prior to granting rights in public assets to private entities defined as high‑concentration entities. The Business Concentration Law sets forth a list of "rights", including authorization, license, concession or permit and a contract, and also includes a list of matters defined as an essential infrastructure, including areas in which we are engaged, such as quarrying, mining, water, etc. The list of high‑concentration entities was published in accordance with the criteria provided in the Business Concentration Law, and ICL and its main subsidiaries in Israel are included therein, as aforesaid. In our estimation, inclusion of the Company and its main subsidiaries in Israel in the list of high‑concentration entities is not expected to have a significant adverse effect on us and our financial results. However, in light of the frequent changes in the regulatory environment in Israel and the existing uncertainty regarding the manner of granting rights in natural resources in a manner other than that provided in current legal provisions, among other things in relation to the manner of granting a concession for minerals extraction from the Dead Sea in 2030, as well as in relation to the granting of phosphate mining licenses, under the provisions of the Israel Mining Ordinance, it is possible that our estimation will prove to be inaccurate.

Price Monitoring

The prices of fertilizer‑grade phosphoric acid for local Israeli customers are regulated under the Supervision of Prices for Commodities and Services Law 1996. The quantity of these products sold in Israel by the Phosphate Solutions segment is not material to ICL.

In the United States and Brazil, the main markets in which ICL Magnesium sells its products, imports of magnesium and magnesium alloys from China are subject to anti-dumping duties.

ICL and some of its subsidiaries have been declared a monopoly in Israel in the following areas: potash, phosphoric acid, sulphuric acid, ammonia, chemical fertilizers, phosphate fertilizers, phosphates, bromine and bromine compounds. Due to their having been declared monopolies, ICL and its subsidiaries are subject to limitations set forth in Chapter 4 of the Economic Competition Law, 1988 (formerly, Restrictive Business Practices Law, 1988), most significantly its prohibition on monopolies against abusing their positions as monopolies. In 2021 and 2020 approximately 4% and 5%, respectively of our revenue derived from Israeli sales and, therefore, in our estimation, and without derogating from the legal implications of the above-mentioned declaration, on the whole, the said declaration does not have a material impact on us. We also have an internal antitrust compliance program in place.

ICL Group Limited 237

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

The Application pertains to gas purchase transactions of the Company, Bazan and OPC, including the intercompany aspects thereof, which include a 2012 transaction involving Bazan for the purchase of natural gas from the Tamar gas field (the “Tamar Transaction”), as well as a transaction for the purchase of natural gas from Energean Israel Limited (the “Energean Transaction”). The Company’s engagement in the Energean Transaction was approved at a General Meeting of our shareholders on February 22, 2018.

The applicant argues that Bazan should have certified the Tamar Transaction as a "Controlling Shareholder" transaction and that the Company and OPC enjoyed Bazan's economic advantages in the Energean Transaction and thus must compensate it. On August 7, 2018, all the defendants filed their responses with the court. On April 15, 2019, the applicant's response was filed. A Preliminary hearing was convened on September 15, 2019. The Evidentiary hearings convened on July 5, 2020, November 25, 2020, June 13, 2021, June 21, 2021, July 7, 2021 and December 9, 2021.

Subsequently, the applicant will submit its closing arguments until March 15, 2022 and the Company will submit its closing arguments until June 1, 2022. The applicant will respond to the Company’s closing arguments until July 1, 2022.

Since the derivative motion was filed on behalf of Bazan, and the applicant didn’t include any specific amount of damages allegedly caused by the Company, it is challenging to provide an estimate with regard to the action’s chances and risks. However, we believe that as long as the factual and circumstantial settings that were provided to us by your company are correct and will be proved in court, the Company has solid defense arguments that can potentially dismiss the derivative motion.

ICL Group Limited 238

Other Claims

1.
According to the announcement issued by the Company on May 10, 2017, ICL Europe Coöperatief U.A. (“ICL Europe”), a subsidiary of the Company, filed a Notice of Arbitration against the Federal Democratic Republic of Ethiopia ("Ethiopia") under the Agreement of Encouragement and Reciprocal Protection of Investments between Ethiopia and the Kingdom of the Netherlands ("the Ethiopia- Netherlands BIT"). A three-member arbitration tribunal ("Tribunal") was constituted under the Arbitration Rules of the United Nations Commission on International Trade Law ("UNCITRAL Rules") to hear the case, which is being administered by the Permanent Court of Arbitration located in The Hague, the Netherlands. Following ICL Europe's filing of Notice of Arbitration on May 10, 2017 and Ethiopia's response thereto on June 12, 2017, ICL Europe submitted to the Tribunal on June 19, 2018, its Statement of Claim seeking compensation in the amount of $181 million plus interest for damage its claims as a result of Ethiopia's coercive, arbitrary, discriminatory and unlawful conduct, culminating in the imposition without legal basis of a purported tax on ICL Europe's indirectly owned Ethiopian company, Allana Potash Afar Plc, and Ethiopia's violation of multiple provisions of the Ethiopia- Netherlands BIT, including the requirements to accord fair and equitable treatment to ICL Europe's investment, to provide full protection and security to ICL Europe's investment and not to expropriate unlawfully ICL Europe's investment. Ethiopia submitted to the Tribunal on October 19, 2018, its Statement of Defense and Objections to Jurisdiction. Among other things, Ethiopia argues that ICL Europe failed to make its investment in compliance with Ethiopian law and that the Tribunal lacks jurisdiction under the Ethiopia-Netherlands BIT as a result, that the challenged tax was lawful and does not provide a basis for presenting a claim under the Ethiopia- Netherlands BIT and that ICL terminated its investment for reasons unrelated to any of the alleged unlawful acts and omissions of Ethiopia. On August 12, 2019, ICL submitted its Reply in support of its claims against Ethiopia and in response to which Ethiopia submitted on November 25, 2019 its Rejoinder. Due to the emergence of the COVID-19 pandemic the Tribunal decided on June 19, 2020 that the hearing would proceed in two phases, in August and December 2020, with the first phase to proceed by videoconference and with the examination of Ethiopia’s fact witnesses deferred to the second phase of the hearing. On August 13, 2020, the first phase was completed and on December 8, 2020, the second phase was completed (also by videoconference). On July 9, 2021, the arbitration tribunal rendered its award. Despite indications that Ethiopia’s tax assessment was flawed, the tribunal interpreted the BIT as significantly limiting the BIT’s protections in relation to disputes regarding taxation. Among other things, this had the significant effect of precluding ICL Europe's claims that Ethiopia violated the requirement to accord fair and equitable treatment to ICL Europe's investments in Ethiopia. Consequently, the tribunal rejected ICL Europe's claims and ordered ICL Europe to pay an amount of approximately $2.5 million as reimbursement of arbitration costs in accordance with the applicable arbitration rules. Since 2017, Allana Afar is not included in ICL's consolidated financial statements. This award does not have a material impact on the Company’s Financial Statements.

2.
The Inter-Ministry Directors General Committee recommendations on the Haifa Bay: In connection with our subsidiary, Fertilizers & Chemicals (F&C), on April 26, 2021, the Inter-Ministry Directors General Committee published its recommendations on the Haifa Bay, which aim to promote and develop the Haifa Bay area and realize its potential by rezoning of the Bay and determining land designations that will enable the development of the area for the welfare of its residents and end all petrochemical industry and the fertilizers plants within a decade. The Committee recommended the establishment of a government team with the aim of negotiating with companies operating in the Haifa Bay, including F&C, in order to reach renewed agreements regarding the possibility of changing their operations in Haifa Bay, as part of the aforesaid land rezoning, by way of mutual collaboration and by trying to achieve the purpose of the engagement with them, and if possible, in a way that is as compatible as possible with the needs of the employees and the interests of the companies.

In February 2022, the Company received a draft government decisions proposal regarding the advancement of a strategy for the development and promotion of Haifa Bay in Israel (hereinafter – the draft).

ICL Group Limited 239

In accordance with the draft, it was suggested to decided, among other things, on the establishment of an inter-ministerial team to negotiate the outline for ceasing the industry’s activities in Haifa Bay with the relevant companies, including ICL and to impose on the Commissioner for Budgets to offer sources of funding for the entire project. In connection with the negotiations with ICL, it was proposed that the team deliberate with the Company on relocating the industrial activity to another site, as much as possible by 2025.

In light of the preliminary stage of the recommendations and since this is still a draft decision proposal, the Company is unable to assess the consequences and feasibility of the aforesaid

For information regarding significant claims and legal proceeding, which are pending against the Group, see Note 18 to our Audited Financial Statements.

Dividend policy

On February 12, 2020, our Board of Directors resolved to extend the Company's existing dividend policy until further notice, such that our dividend distribution rate shall continue to constitute up to 50% of the Company's adjusted annual net profit. According to the extended policy, dividends will be distributed at a payout ratio of up to 50% of annual adjusted net income, as expected at the date of the decision regarding the distribution, and subject to applicable law. In addition, dividends will be paid inasmuch as declared by our Board of Directors and may be discontinued at any time. Such changes could include either a reduction in the amount of the targeted dividend, or modification of the calculation formula.

All decisions respecting dividend distribution are made by our Board of Directors, which considers a variety of factors, including our profits, ability to pay our debt and obligations, investment plans, financial state and other factors, as applicable. The distribution of a dividend is not assured, and our Board of Directors may decide, at its sole discretion, at any time and for any reason, not to distribute a dividend, to reduce the rate thereof, to distribute a special dividend, to change the dividend distribution policy or to adopt a share buy-back plan.

Distributable profits as of December 31, 2021 amounted to $4,061 million. The terms of certain of our existing liabilities require us to maintain a minimum level of the Company’s equity, which could restrict our ability to pay dividends in the future. See Note 13D to our Audited Financial Statements for further information regarding covenants in our loan agreements and their impact on our ability to pay dividends. In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits and only if there is no reasonable concern that such distribution will prevent us from meeting our existing and future obligations when they become due. Generally, dividends paid by an Israeli company are subject to an Israeli withholding tax. For a discussion of certain tax considerations affecting dividend payments, see “Item 10 - Additional Information— E. Taxation”.

B. SIGNIFICANT CHANGES

To the best of our knowledge, no significant changes have occurred since the date of our consolidated financial statements, other than as disclosed in this Annual Report.

ICL Group Limited 240

Item 9 – THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Not applicable.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our ordinary shares are listed on the NYSE and on the TASE under the symbol “ICL.”

D. SELLING SHAREHOLDERS

Not applicable.

 E. DILUTION

Not applicable.

 F. EXPENSES OF THE ISSUE

Not applicable.

Item 10 – ADDITIONAL INFORMATION

A. SHARE CAPITAL

As of December 31, 2021, our authorized share capital consisted of 1,484,999,999 ordinary shares, par value NIS 1 per share, of which 1,311,740,778 ordinary shares were issued and outstanding (including shares held by us or our subsidiaries), and 1 Special State Share, par value NIS 1 per share, issued and outstanding. All of our outstanding shares have been lawfully issued and are fully paid. As of December 31, 2021, 24,589,836 ordinary shares were held by us or our subsidiaries. Shares acquired by our subsidiaries prior to February 2000 have both economic rights and voting rights. However, in accordance with Israeli law, ordinary shares issued to our subsidiaries or purchased by our subsidiaries after February 2000 have economic rights but not voting rights. Shares held by us have no economic rights or voting rights. Therefore, out of the ordinary shares held by us or our subsidiaries as of December 31, 2021, 24,589,836 have no voting rights.

As of December 31, 2021, an additional amount of approximately 12 million ordinary shares were issuable upon the exercise of outstanding options granted to our officers and employees at a weighted average exercise price of approximately NIS 16.87 (about $5.42) per share. The weighted average exercise price of the outstanding vested options is approximately NIS 14.29 (about $4.59) per share. For further information about the issuance of options and restricted shares to officers and senior employees and their exercise in 2020-2021, see Note 19 to our Audited Financial Statements.

In 2021, approximately 16 million options under our equity compensation plans were exercised into approximately 5 million ordinary shares. In 2020, approximately 1 million options under our equity compensation plants were exercised into approximately 0.1 million ordinary shares. In 2019, approximately 1 million options under our equity compensation plants were exercised into approximately 0.2 million ordinary shares.

ICL Group Limited 241

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

ICL Group Limited 242

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

The following are the “State’s vital interests” as defined in our Articles of Association for purposes of the Special State Share:

◾
To preserve the character of the Company and its subsidiaries, ICL Dead Sea, ICL Rotem, Dead Sea Bromine Company, Bromine Compounds and Tami, as Israeli companies whose centers of business and management are in Israel. In our estimation, this condition is met.

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

During the second half of 2018, an inter-ministry team was established, headed by the Ministry of Finance, whose purpose is, among other things, to regulate the authority and supervision in respect of the Special State of Israel Share, as well as reduce the regulatory burden. In 2019, the work of this team was suspended until further notice due to the dissolution of the Knesset and the lack of permanent government. As of the date of this report, the Company is unable to estimate when or whether the team will recommence and what are the implications of this process over the Company, if any. An additional array of regulatory provisions may increase the uncertainty in managing our operations relating to natural resources in Israel and may have a material adverse effect on our business, our financial condition and results of operations.

ICL Group Limited 243

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

ICL Group Limited 244

E. TAXATION
Israeli Tax Considerations

Taxation of companies in Israel

For information regarding the taxation of companies in Israel, including issues regarding the income tax rates, tax benefits under the Israeli Law for the Encouragement of Capital Investments, the Law for the Encouragement of Industry (Taxation) and the Law for Taxation of Profits from Natural Resources, see Note 15 to our Audited Financial Statements.

Taxation of Investors

The following are material Israeli income tax consequences to investors who acquire and dispose of our ordinary shares. That which is stated below does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to acquire and/or dispose of our ordinary shares.

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

Israeli Residents

Generally, as of January 1, 2012, the tax rate applicable to capital gains derived from a sale of shares, whether listed on a stock market or not, is the regular corporate tax rate in Israel applicable for Israeli companies (23% since 2018) and 25% for Israeli individuals, unless such individual shareholder is considered a “significant shareholder” at any time during the 12‑month period preceding such sale, in which case the tax rate is 30%. A “significant shareholder” is defined as one who holds, directly or indirectly, including together with others, at least 10% of any means of control in the company. However, different tax rates will apply to dealers in securities. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares.

As of January 1, 2017, individual (foreign or Israeli) taxpayers having taxable income above NIS 647,640 (for 2021) in a certain tax year will be subject to an additional tax payment at the rate of 3% on the portion of their taxable income for such tax year that is in excess of such threshold. For this purpose, taxable income includes inter alia taxable capital gains from the sale of our shares and taxable income from dividend distributions.

ICL Group Limited 245

Non‑Israeli Residents

Under the domestic tax law, non‑Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside Israel, provided such shareholders did not acquire their shares prior to the company’s initial public offering and the gains did not derive from a permanent establishment of such shareholders in Israel. However, shareholders that are non‑Israeli corporations will not be entitled to such exemption if Israeli residents hold an interest of more than 25% in such non‑Israeli corporation or are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non‑Israeli corporation, whether directly or indirectly.

In certain instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

In addition, pursuant to the Convention between the US Government of the United States of America and the Israeli government with respect to taxes on income, as amended, or the U.S.US Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.US Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the U.S.US Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless such person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12 month period preceding such sale, exchange or disposition, subject to particular conditions, or the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel or is considered to be derived from or sale of Israeli real property interests for purposes of the U.S. Israel Tax Treaty. If a US.S. investor is not exempt from Israeli taxes under the U.S. Israel Tax Treaty, such U.S. investor may be subject to Israeli tax, to the extent applicable as described above; however, under the U.S. Israel Tax Treaty, such person may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in the U.S. laws applicable to foreign tax credits. The U.S. Israel Tax Treaty does not relate to U.S. state or local taxes.

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

As of January 1, 2017, individuals (both foreign or Israeli) taxpayers having taxable income of above NIS 647,640 NIS (for 2021) in a certain tax year will be subject to an additional tax payment at the rate 3% on the portion of their taxable income for such tax year that is in excess such threshold.

ICL Group Limited 246

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

Under the U.S. Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who qualifies as a resident of the United States within the meaning of the U.S. Israel Tax Treaty is 25%. The treaty provides for reduced tax rates on dividends if (a) the shareholder is a USU.S. corporation holding at least 10% of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and held such minimal percentage during the whole of its prior tax year, and (b) not more than 25% of the Israeli company’s gross income consists of interest or dividends, other than dividends or interest received from subsidiary corporations or corporations 50% or more of the outstanding voting shares of which is owned by the Israeli company. The reduced treaty rate, if applicable, is 15% in the case of dividends paid from income derived from Approved, Benefited or Preferred Enterprise or 12.5% otherwise.

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

ICL Group Limited 247

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

This discussion is based on the Code, administrative pronouncements, judicial decisions, the U.S.-Israel Tax Treaty (the “Treaty”) and final and proposed Treasury regulations, changes to any of which subsequent to the date of this Annual Report  may affect the tax consequences described herein.

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

ICL Group Limited 248

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a “passive foreign investment company” (a “PFIC”) for any taxable year if (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and gains from transactions in commodities (other than certain active business gains from the sales of commodities).

Based on the manner in which we operate our business, we believe that we were not a PFIC for 2021. However, because PFIC status depends on the composition and character of a company’s income and assets and the value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such taxable year. Further, to the extent that distributions received by the U.S. Holder in any taxable year in respect of ordinary shares exceed 125% of the average of the annual distributions received by a U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, those excess distributions would be subject to taxation in the same manner. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares in the case that we were a PFIC for any taxable year.

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

ICL Group Limited 249

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

ICL Group Limited 250

Item 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

In the ordinary course of our business activities, we are exposed to various market risks that are not in our control, including fluctuations in the prices of certain of our products and inputs, currency exchange rates, interest rates, energy prices and marine shipping prices, that may have an adverse effect on the value of our financial assets and liabilities, future cash flows and profit. As a result of these market risks, we could suffer a loss due to adverse changes such as the prices of our products or our inputs, foreign exchange rates, interest rates, energy prices or marine shipping prices.

As relates to financial assets and financial liabilities in currencies that are not the functional currency of our subsidiaries, our policy is to try and minimize this exposure as much as possible using various hedging instruments. We do not hedge against some severance pay liabilities, lease liabilities (IFRS 16) or tax balances as they are long-term exposures. In addition, we do not use hedging instruments to hedge the prices of our products. As far as hedging against projected income and expenses in currencies that are not in the functional currency of our subsidiaries, price changes of energy products, marine shipping costs and interest rates, our policy is to hedge part of the exposure, as described below.

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

Exchange Rate Risk

The US dollar is the principal currency of the business environment in which most of our subsidiaries operate. Most of our activities — sales, purchase of materials, selling, marketing expenses and financing expenses, as well as the purchase of property, plant and equipment — are executed in US dollars, and, as a result, we use the US dollar as our functional currency for measurement and reporting of the Company and most of our subsidiaries.

We have several consolidated subsidiaries whose functional currencies are their local currency —mainly the euro, the British pound, the Brazilian real, the Israeli shekel and the Chinese yuan.

Set forth below is a description of our principal exposures in respect of changes in currency exchange rates.

ICL Group Limited 251

Transactions by our subsidiaries in currencies that are not their functional currency expose us to changes in the exchange rates of those currencies compared with the functional currencies of those companies. Measurement of this type of our exposure is based on the surplus of net income or expenses in each currency that is not the functional currency of that company.

Part of the costs of our inputs in Israel are denominated and paid in NIS. Thus, we are exposed to a strengthening of the NIS exchange rate against the US dollar (NIS revaluation). This exposure is similar in substance to the exposure described above for transactions in foreign currencies but is much larger than the other currency exposures.

The results for tax purposes for the Company and its subsidiaries operating in Israel are measured in NIS. As a result, we are exposed to the rate of the change in the US dollar exchange rate and the measurement base for tax purposes (the NIS) in respect of these companies.

Our subsidiaries have severance pay liabilities that are denominated in the local currency, and in Israel they are sometimes also affected by rises in the CPI. Our subsidiaries in Israel have reserves to cover part of these liabilities. The reserves are denominated in NIS and affected by the performance of the funds in which the sums are invested. As a result, we are exposed to changes in the exchange rates of the US dollar against various local currencies in respect of net liabilities for severance pay. For further information regarding our hedging policy, see "Item 11 – Quantitative and Qualitative Disclosures about Market Risk– Risk Management".

Our subsidiaries have financial assets and liabilities that are denominated in or linked to currencies other than their functional currencies. A surplus of assets over liabilities denominated in currencies that are not the functional currency creates exposure for us in respect of exchange rate fluctuations.

For investment in subsidiaries whose functional currency is not the US dollar, the end of period balance sheet accounts of these subsidiary companies are translated into US dollars based on the exchange rate of the US dollar to the reporting currency of these subsidiaries at the end of the relevant period. The beginning of period balance sheet balances, as well as capital changes during the period, are translated into US dollars at the exchange rate at the beginning of the period or on the date of the change in capital, respectively. The differences arising from the effect of the change in the exchange rate between the US dollar and the currency in which the subsidiary companies report create exposure. The effects of this exposure are charged directly to equity.

We examine periodically the extent of the hedging transactions implemented to hedge each of the exposures described above and decide on the required scope of hedging within the hedging policy framework. We use various financial instruments for our hedging activity, including derivatives.

Explanations of the main changes between the periods

Exchange rate:

As of December 31, 2021, the net positive fair value of the derivative instruments with respect to exchange rates was about $141 million, compared to a positive fair value of $97 million as of December 31, 2020. As a result, in 2021, income of about $44 million was recorded with respect to these transactions.

ICL Group Limited 252

Energy:

As of December 31, 2021, there are no derivative instruments with respect to energy costs compared to a negative fair value of $0.5 million as of December 31, 2020. As a result, in 2021, the Company recorded income in the amount of $0.5 million with respect to these transactions.

Dry bulk marine shipping:

As of December 31, 2021, the positive fair value of the derivative instruments with respect to dry bulk marine shipping was $1.6 while as of December 31, 2020 there were no derivative instruments. As a result, in 2021, income of about $1.6 million was recorded with respect to these transactions.

The tables below set forth the sensitivity of our derivative instruments and certain balance sheet items to 5% and 10% increases and decreases in the exchange rates as of December 31, 2021.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
USD/NIS	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%

Cash and cash equivalents	(0.3)	(0.1)	3.1	0.2	0.3
Trade receivables	(7.5)	(3.9)	82.0	4.3	9.1
Receivables and debit balances	(1.7)	(0.9)	18.7	1.0	2.1
Trade payables	37.2	19.5	(409.7)	(21.6)	(45.5)
Other payables	1.6	0.8	(17.8)	(0.9)	(2.0)
Long-term loans	17.3	9.1	(60.3)	(10.0)	(21.1)
Fixed rate debentures	57.8	30.3	(635.8)	(33.5)	(70.6)
Options	(39.7)	(18.1)	13.5	25.1	54.9
Forward	(47.5)	(24.7)	1.5	27.7	58.4
Swap	(69.3)	(36.3)	118.8	40.2	84.8
Total	(52.1)	(24.3)	(886.0)	32.5	70.4

ICL Group Limited 253

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
EUR/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%

Cash and cash equivalents	(2.1)	(1.1)	22.8	1.2	2.5
Short term deposits and loans	0.0	0.0	0.2	0.0	0.0
Trade receivables	(23.7)	(12.4)	260.3	13.7	28.9
Receivables and debit balances	(2.0)	(1.1)	22.2	1.2	2.5
Long-term deposits and loans	(0.3)	(0.2)	3.6	0.2	0.4
Trade payables	19.7	10.3	(216.3)	(11.4)	(24.0)
Other payables	6.6	3.5	(72.6)	(3.8)	(8.1)
Long-term loans from banks	28.2	14.8	(310.6)	(16.3)	(34.5)
Options	5.6	2.7	1.7	(2.4)	(5.0)
Forward	22.1	11.0	4.3	(11.0)	(22.1)
Total	54.1	27.5	(284.4)	(28.6)	(59.4)

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
GBP/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%

Cash and cash equivalents	(0.5)	(0.2)	5.2	0.3	0.6
Trade receivables	(3.7)	(2.0)	41.2	2.2	4.6
Receivables and debit balances	(0.1)	0.0	0.8	0.0	0.1
Trade payables	2.6	1.4	(28.5)	(1.5)	(3.2)
Other payables	0.3	0.2	(3.8)	(0.2)	(0.4)
Options	(1.2)	(0.7)	(0.1)	0.5	1.1
Forward	(1.6)	(0.8)	(0.3)	0.8	1.6
Total	(4.2)	(2.1)	14.5	2.1	4.4

ICL Group Limited 254

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
BRL/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%

Cash and cash equivalents	(6.9)	(3.6)	76.3	4.0	8.5
Trade receivables	(20.2)	(10.6)	221.8	11.7	24.6
Trade payables	9.4	4.9	(103.3)	(5.4)	(11.5)
Long-term deposits and loans	(0.6)	(0.3)	6.2	0.3	0.7
Other payables	0.9	0.5	(10.3)	(0.5)	(1.1)
Long-term loans from banks	0.2	0.1	(2.3)	(0.1)	(0.3)
Forward	3.4	1.8	(0.9)	(2.0)	(4.2)
Total	(13.8)	(7.2)	188.4	8.0	16.7

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
CNY/USD	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%

Cash and cash equivalents	(23.9)	(12.5)	262.8	13.8	29.2
Short term investments and deposits	(0.3)	(0.2)	3.2	0.2	0.4
Trade receivables	(8.2)	(4.3)	90.7	4.8	10.1
Trade payables	8.3	4.3	(90.9)	(4.8)	(10.1)
Other payables	1.4	0.7	(15.0)	(0.8)	(1.7)
Long-term loans (CNY)	3.2	1.7	(34.8)	(1.8)	(3.9)
Forward	(4.2)	(2.2)	0.7	2.5	5.2
Total	(23.7)	(12.5)	216.7	13.9	29.2

The tables below set forth the sensitivity of our derivative instruments and certain balance sheet items to 5% and 10% increases and decreases in the exchange rates as of December 31, 2020.

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

ICL Group Limited 255

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

ICL Group Limited 256

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

ICL Group Limited 257

Interest Rate Risk

We have loans bearing variable interest that expose our finance expenses and cash flow to changes in interest rates. With respect to our fixed‑interest loans, there is exposure to changes in the fair value of the loans due to changes in the market interest rate.

We use some hedging transactions to hedge some of the above exposure. The hedging is implemented by using a fixed interest range and by hedging variable interest.

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the USD interest rate as of December 31, 2021.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%

Fixed-USD interest debentures	98.5	50.9	(1,302.1)	(54.4)	(112.6)
Swap transactions	4.2	2.1	(6.5)	(2.2)	(4.3)
NIS/USD swap	28.8	14.8	118.8	(15.6)	(31.9)
Total	131.5	67.8	(1,189.8)	(72.2)	(148.8)

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the USD interest rate as of December 31, 2020.

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

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the NIS interest rate as of December 31, 2021.

Sensitivity to changes in the shekel interest rate	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%

Fixed-interest long-term loan	0.2	0.1	(60.3)	(0.1)	(0.1)
Fixed rate debentures	26.6	13.6	(635.8)	(14.4)	(29.5)
NIS/USD swap	(35.1)	(18.1)	118.8	19.2	39.4
Total	(8.3)	(4.4)	(577.3)	4.7	9.8

ICL Group Limited 258

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the NIS interest rate as of December 31, 2020.

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

Energy Price Risk

We use energy as part of operating our mines, facilities and logistics channels. We execute some hedging transactions to hedge a portion of this exposure.

As of December 31, 2021, there were no hedging transaction related to energy.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%

Energy hedges	-	-	0.0	-	-

The table below sets forth the sensitivity of instruments hedging energy price risks to 5% and 10% increases and decreases in energy prices as of December 31, 2020.

Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
$ millions	$ millions	$ millions	$ millions	$ millions
Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%

Energy hedges	-	-	(0.5)	-	-

ICL Group Limited 259

Marine Shipping Price Risk

We ship substantial amounts of goods worldwide using marine shipments. We execute some hedging transactions to reduce a portion of our exposure to marine bulk shipping prices.

The table below sets forth the sensitivity of instruments hedging marine shipping price risk to 5% and 10% increases and decreases in marine shipping prices as of December 31, 2021.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%

Marine shipping hedges	0.8	0.4	1.6	(0.4)	(0.8)

As of December 31, 2020, there were no hedging transaction for marine shipping.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	$ millions	$ millions	$ millions	$ millions	$ millions
Type of instrument	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%

Marine shipping hedges	-	-	-	-	-

Item 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

Item 13 – DEFAULTS, DIVIDEND ARRANGEMENTS AND DELINQUENCIES

Not Applicable.

Item 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ICL Group Limited 260

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

Our management, including our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of ICL’s internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013 (COSO). Based on such assessment, our management has concluded that, as of December 31, 2021, ICL’s internal control over financial reporting is effective based on those criteria.

ICL Group Limited 261

C. Attestation Report of the Registered Public Accounting Firm

Somekh Chaikin, member firm of KPMG International, an independent registered public accounting firm, has audited and reported on the effectiveness of ICL’s internal controls over financial reporting as of December 31, 2021. See Somekh Chaikin’s attestation report on page F-2 of this annual report.

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

Item 16A – AUDIT AND ACCOUNTING COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined, based on qualification statements delivered to the Company, that Board members, Dr. Miriam Haran, Ms. Dafna Gruber and Messrs. Lior Reitblatt and Gadi Lesin shall serve as financial experts of the Audit and Accounting Committee, as that term is defined in Item 16A(b) of Form 20-F, and that all members of the Audit and Accounting Committee, Dr. Miriam Haran, Ms. Dafna Gruber and Messrs. Lior Reitblatt and Gadi Lesin, are financially literate and are independent directors for the purposes Rule of 10A-3 of the Exchange Act and of NYSE trade listing requirements.

Item 16B – CODE OF ETHICS

Our Board of Directors has adopted a Code of Conduct that applies to our Board of Directors, senior management and employees, including our Chief Executive Officer, Chief Financial Officer, Controller and any other persons who perform similar functions for us. Our Code of Ethics is available, on our website, www.icl-group.com. We intend to disclose future amendments to our code of ethics, or any waivers of such code, on our website or in public filings. The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Annual Report.

ICL Group Limited 262

Item 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, Tel Aviv, Israel (PCAOB ID 1057), a member of KPMG International, has served as our independent registered public accounting firm for 2021 and 2020. Following are KPMG International's fees for professional services in each of the respective fiscal years:

2021	2020
US$ thousands	US$ thousands

Audit fees(1)	4,645	4,739
Audit-related fees(2)	148	146
Tax fees(3)	1,303	1,643
Total	6,096	6,528

(1) Audit fees are the aggregate fees billed or expected to be billed for the audit of our annual financial statements. This category also includes services that are generally provided by the independent accountant, such as consents and review of documents filed with the SEC.

(2) Audit-related Fees are the aggregate fees billed for assurance and related services rendered during the years ended December 31, 2021 and 2020, that are reasonably related to the performance of the audit and are not reported under audit fees. These fees include mainly audits of financial statements of a carve-out entity in anticipation of a divestiture and accounting consultation on proposed transactions.

(3) Tax fees are the aggregate fees billed for professional services rendered during the years ended December 31, 2021 and 2020, rendered for tax compliance, tax advice, and tax planning, assistance with tax audits and appeals.

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

Item 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

Item 16E – PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ICL Group Limited 263

Item 16F –CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

Item 16G – CORPORATE GOVERNANCE

Corporate Governance Practices

We are incorporated in Israel and therefore subject to various corporate governance provisions under the Companies Law and the regulations promulgated thereunder, relating to such matters as external directors, the audit committee, the compensation committee and the internal auditor. These are in addition to the requirements of the NYSE and relevant provisions of US securities laws that apply to foreign companies listed for trading in the US.

As a foreign private issuer whose shares are listed on the NYSE, we have the option to follow certain corporate governance practices that apply in the country of incorporation of the foreign company, Israel, rather than those of the NYSE, except to the extent that such laws would be contrary to US securities laws and provided that we disclose the practices that we are not following and describe the home country practices which we elected to follow instead. We intend to rely on this “foreign private issuer exemption” with respect to the following NYSE requirements:

•
Majority Independent Board. Under Section 303A.01 of the NYSE Listed Company Manual (the “LCM”), a US domestic listed company, other than a controlled company, must have a majority of independent directors. Six of our ten directors are not considered independent directors under Israeli law whether due to their relationship with the Company, our controlling shareholder or the length of their tenure on our Board of Directors.

•
Nominating/Corporate Governance Committee.  Under Section 303A.04 of the LCM, a US domestic listed company, other than a controlled company, must have a nominating/corporate governance committee composed entirely of independent directors. Our controlling shareholder, Israel Corporation, has significant control over the appointment of our directors (other than external directors).

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

ICL Group Limited 264

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

ICL Group Limited 265

Item 16H – MINE SAFETY DISCLOSURE

Not applicable.

Item 16I – DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 17 – FINANCIAL STATEMENTS

See “Item 18 - Financial Statements”.

Item 18 – FINANCIAL STATEMENTS

See page F-1.

ICL Group Limited 266

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

2.1
Description of securities registered under Section 12 of the Exchange Act (Incorporated by reference to Exhibit 2.1 to our annual report on Form 20-F (file no. 001-13742) for the year ended December 31, 2019, filed with the Securities and Exchange Commission on March 5, 2020).

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

8.1	List of subsidiaries of ICL Group Ltd.
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Somekh Chaikin, a member of KPMG International, independent registered public accounting firm.
15.2	Technical Report Summary by Wardell Armstrong International Ltd., effective December 31, 2021.
15.3	Consent of Wardell Armstrong International Ltd. with respect to the Technical Report Summary.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.INS	XBRL Instance Document

ICL Group Limited 267

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ICL Group Ltd.
By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.
By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: February 23, 2022

ICL Group Limited 268

Consolidated Financial Statements
As of December 31, 2021

ICL Group Ltd

Consolidated Financial Statements as of December 31, 2021

Somekh Chaikin
KPMG Millennium Tower	Telephone 972 3 684 8000
17 Ha'arba'a Street, PO Box 609	Fax 972 3 684 8444
Tel Aviv 61006 Israel	Internet www.kpmg.co.il

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
ICL Group LTD

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of ICL Group Ltd. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the "consolidated financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Useful lives of the long-lived assets associated with Dead Sea Works Ltd. concession

As discussed in Note 18b (1) to the consolidated financial statements, the concession of Dead Sea Works Ltd. (DSW) will end on March 31, 2030. The consolidated financial statements were prepared based on the Company's assumption that it is more likely than not that DSW will continue to operate its long-lived assets for their remaining useful lives, which extend beyond the term of the current concession period, by obtaining the renewed concession or by operating the assets for an alternative holder.

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

Uncertain tax treatment under the Law for Taxation of Profit from Natural Resources

As discussed in Note 15E to the consolidated financial statements, the Law for Taxation of Profits from Natural Resources in Israel (the Law) became effective in 2016. Under the law, the Company has taken a position regarding the value assigned to certain property, plant and equipment for tax purposes at the date the law became effective. Specifically, that the value of certain property, plant and equipment for tax purposes can be determined based on its fair value as determined by an independent appraiser using a replacement cost method and not based on its historical depreciated cost. The Company believes that it is more likely than not that its position will be accepted.

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
February 22, 2022

Somekh Chaikin, a partnership registered under the Israeli partnership
Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Consolidated Statements of Financial Position as of December 31

	2021	2020
Note	$ millions	$ millions

Current assets
Cash and cash equivalents		473	214
Short-term investments and deposits		91	100
Trade receivables		1,418	883
Inventories	6	1,570	1,250
Investments at fair value through other comprehensive income		-	53
Prepaid expenses and other receivables	7	357	341
Total current assets		3,909	2,841

Non-current assets
Investments at fair value through other comprehensive income		-	83
Deferred tax assets	15	147	127
Property, plant and equipment	10	5,754	5,550
Intangible assets	11	867	670
Other non-current assets	9,16	403	393
Total non-current assets		7,171	6,823

Total assets		11,080	9,664

Current liabilities
Short-term debt	13	577	679
Trade payables		1,064	740
Provisions	17	59	54
Other payables	14	912	704
Total current liabilities		2,612	2,177

Non-current liabilities
Long-term debt and debentures	13	2,436	2,053
Deferred tax liabilities	15	384	326
Long-term employee liabilities	16	564	655
Long-term provisions and accruals	17	278	267
Other		70	98
Total non-current liabilities		3,732	3,399

Total liabilities		6,344	5,576

Equity
Total shareholders’ equity	19	4,527	3,930
Non-controlling interests		209	158
Total equity		4,736	4,088

Total liabilities and equity		11,080	9,664

The accompanying notes are an integral part of these consolidated financial statements.

ICL Group Limited Annual Report 1

Consolidated Statements of Income for the Year Ended December 31

	2021	2020	2019
Note	$ millions	$ millions	$ millions

Sales	20	6,955	5,043	5,271
Cost of sales	20	4,344	3,553	3,454

Gross profit		2,611	1,490	1,817

Selling, transport and marketing expenses	20	1,067	766	767
General and administrative expenses	20	276	232	254
Research and development expenses	20	64	54	50
Other expenses	20	57	256	30
Other income	20	(63)	(20)	(40)

Operating income		1,210	202	756

Finance expenses		216	219	220
Finance income		(94)	(61)	(91)

Finance expenses, net	20	122	158	129

Share in earnings of equity-accounted investees		4	5	1

Income before taxes on income		1,092	49	628

Taxes on income	15	260	25	147

Net income		832	24	481

Net income attributable to the non-controlling interests		49	13	6

Net income attributable to the shareholders of the Company		783	11	475

Earnings per share attributable to the shareholders of the Company:	22

Basic earnings per share (in dollars)		0.61	0.01	0.37

Diluted earnings per share (in dollars)		0.60	0.01	0.37

Weighted-average number of ordinary shares outstanding:	22

Basic (in thousands)		1,282,807	1,280,026	1,278,950

Diluted (in thousands)		1,287,051	1,280,273	1,282,056

The accompanying notes are an integral part of these consolidated financial statements.

ICL Group Limited Annual Report 2

Consolidated Statements of Comprehensive Income for the Year Ended December 31

2021	2020	2019
$ millions	$ millions	$ millions

Net income	832	24	481

Components of other comprehensive income that will be reclassified subsequently to net income
Foreign currency translation differences	(105)	118	(20)
Change in fair value of cash flow hedges transferred to the statement of income	(15)	(54)	(38)
Effective portion of the change in fair value of cash flow hedges	13	53	42
Tax relating to items that will be reclassified subsequently to net income	-	-	(1)
	(107)	117	(17)

Components of other comprehensive income that will not be reclassified to net income
Net changes of investments at fair value through other comprehensive income	155	18	10
Gains (losses) from defined benefit plans	85	(15)	(75)
Tax relating to items that will not be reclassified to net income	(44)	(6)	10
	196	(3)	(55)

Total comprehensive income	921	138	409

Comprehensive income attributable to the non-controlling interests	54	23	4

Comprehensive income attributable to the shareholders of the Company	867	115	405

The accompanying notes are an integral part of these consolidated financial statements.

  ICL Group Limited Annual Report 3

Consolidated Statements of Changes in Equity

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
$ millions

For the year ended December 31, 2021
Balance as of January 1, 2021	546	204	(334)	22	(260)	3,752	3,930	158	4,088

Share-based compensation	2	20	-	(16)	-	-	6	-	6
Dividends	-	-	-	-	-	(276)	(276)	(3)	(279)
Comprehensive income	-	-	(110)	132	-	845	867	54	921
Balance as of December 31, 2021	548	224	(444)	138	(260)	4,321	4,527	209	4,736

The accompanying notes are an integral part of these consolidated financial statements.

  ICL Group Limited Annual Report 4

Consolidated Statements of Changes in Equity (cont'd)

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
$ millions

For the year ended December 31, 2020
Balance as of January 1, 2020	546	198	(442)	3	(260)	3,880	3,925	136	4,061

Share-based compensation	-	6	-	2	-	-	8	-	8
Dividends	-	-	-	-	-	(118)	(118)	(1)	(119)
Comprehensive income	-	-	108	17	-	(10)	115	23	138
Balance as of December 31, 2020	546	204	(334)	22	(260)	3,752	3,930	158	4,088

The accompanying notes are an integral part of these consolidated financial statements.

  ICL Group Limited Annual Report 5

Consolidated Statements of Changes in Equity (cont'd)

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
$ millions

For the year ended December 31, 2019
Balance as of January 1, 2019	546	193	(424)	(17)	(260)	3,743	3,781	134	3,915

Share-based compensation	-	5	-	7	-	-	12	-	12
Dividends	-	-	-	-	-	(273)	(273)	(2)	(275)
Comprehensive income	-	-	(18)	13	-	410	405	4	409
Balance as of December 31, 2019	546	198	(442)	3	(260)	3,880	3,925	136	4,061

The accompanying notes are an integral part of these consolidated financial statements.

  ICL Group Limited Annual Report 6

Consolidated Statements of Cash Flows for the Year Ended December 31

2021	2020	2019
$ millions	$ millions	$ millions

Cash flows from operating activities
Net income	832	24	481
Adjustments for:
Depreciation and amortization	490	489	443
(Reversal of) Impairment of fixed assets	(6)	90	(10)
Exchange rate, interest and derivative, net	99	88	109
Tax expenses	260	25	147
Change in provisions	(4)	113	(21)
Other	(21)	5	(1)
	818	810	667

Change in inventories	(267)	54	(72)
Change in trade receivables	(426)	(89)	199
Change in trade payables	274	84	(58)
Change in other receivables	9	5	5
Change in other payables	107	54	4
Net change in operating assets and liabilities	(303)	108	78

Interest paid, net	(89)	(107)	(114)
Income taxes paid, net of refund	(193)	(31)	(120)

Net cash provided by operating activities	1,065	804	992

Cash flows from investing activities
Proceeds (payments) from deposits, net	355	34	(2)
Business combinations	(365)	(27)	-
Purchases of property, plant and equipment and intangible assets	(611)	(626)	(576)
Proceeds from divestiture of businesses net of transaction expenses	31	26	-
Other	11	10	53
Net cash used in investing activities	(579)	(583)	(525)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(276)	(118)	(273)
Receipt of long-term debt	1,230	1,175	657
Repayments of long-term debt	(1,120)	(1,133)	(689)
Repayments of short-term debt, net	(58)	(52)	(183)
Receipts (payments) from transactions in derivatives	(17)	24	-
Other	(3)	(1)	(2)
Net cash used in financing activities	(244)	(105)	(490)

Net change in cash and cash equivalents	242	116	(23)
Cash and cash equivalents as of the beginning of the year	214	95	121
Net effect of currency translation on cash and cash equivalents	17	3	(3)
Cash and cash equivalents as of the end of the year	473	214	95

The accompanying notes are an integral part of these consolidated financial statements.

  ICL Group Limited Annual Report 7

Notes to the Consolidated Financial Statements as of December 31, 2021

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

B.	Impact of the COVID-19 spread

The COVID-19 pandemic continues to create business and economic uncertainty and volatility in the global markets. Many countries around the world are experiencing further outbreaks of the pandemic, following which governments are once again imposing various restrictions. At the same time, there is a recovery trend in the volume of economic activity around the world that leads on one hand, to significant demand for certain products and services and on the other hand, disruptions to worldwide supply chain routes and some raw materials. The Company continues to take measures to ensure the health and safety of its employees, suppliers, other business partners and the communities in which it operates in order to ensure, among others, the operation level, the proper functioning of its facilities around the world and to minimize the pandemic's potential impact on its business. Manufacturing continues at the Company's sites around the world without interruptions. However, there is still a difficulty in assessing the future impacts of the pandemic on the Company's operations, inter alia, in light of the uncertainty of its duration, the extent of its intensity and effects on global supply chains and global markets, and additional countermeasures that may be taken by governments and central banks.

ICL Group Limited Consolidated Financial Statements 8

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 1 – General (cont'd)

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

The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on February 22, 2022.

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

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

D.	Operating cycle

The Company’s regular operating cycle is up to one year. As a result, the current assets and the current liabilities include items for which the realization is intended and anticipated to take place within one year.

E.	Classifications

The Company made a number of insignificant adjustments to the classification of comparative figures in order to adjust them to the manner of classification in the current financial statements. The said classifications have no effect on the total profit (loss).

F.	Use of estimates and judgment

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The evaluation of accounting estimates used in the preparation of ICL’s Financial Statements requires the Company's management to make assumptions regarding interpretations of laws which apply to the Company, circumstances and events involving considerable uncertainty. The Company's management prepares the estimates based on past experience, various facts, external circumstances, and reasonable assumptions relating to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

ICL Group Limited Consolidated Financial Statements 10

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

F.	Use of estimates and judgment (cont'd)

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

		Impact on the value of the operation, depreciation periods and residual values of related assets.	See Note 18 - Concessions.
Recoverable amount of a cash generating unit, among other things, containing goodwill	Expected cash-flow forecasts including estimates of mineral reserves, discount rate, market risk and the forecasted growth rate.	Change in impairment valuation.	See Note 12 - impairment testing.
Uncertain tax positions

The extent of the certainty that ICL’s tax positions will be accepted and the risk of it incurring any additional tax and interest expenses. This is based on an analysis of several matters, including interpretations of tax laws and the Company’s past experience.

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

		A change in the Company's estimated provisions for a claim and/or environmental liability, including waste removal and restoration.	See Note 18 - contingent liabilities.

ICL Group Limited Consolidated Financial Statements 11

Notes to the Consolidated Financial Statements as of December 31, 2021

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

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 3 - Significant Accounting Policies (cont'd)

A.	Basis for Consolidation (cont'd)

4.	Loss of control

Upon the loss of control, ICL derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. If ICL retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. The difference between the sum of the proceeds and fair value of the retained interest, and the derecognized balances is recognized in profit or loss as other income or other expenses. The amounts recognized in capital reserves through other comprehensive income with respect to the same subsidiary are reclassified to profit or loss or to retained earnings.

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

ICL Group Limited Consolidated Financial Statements 13

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 3 - Significant Accounting Policies (cont'd)

B.	Foreign Currency (cont'd)

3.	Foreign operations (cont'd)

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

Notes to the Consolidated Financial Statements as of December 31, 2021

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

ICL Group Limited Consolidated Financial Statements 15

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial Instruments (cont'd)

2.	Non-derivative financial liabilities (cont'd)

Offset of financial instruments:

Financial assets and liabilities are offset, and the net amount is presented in the statement of financial position when, and only when, ICL currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

3.	Derivative financial instruments

ICL holds derivative financial instruments in order to reduce exposure to foreign currency risks, marine shipping prices, and interest. Derivatives are recognized according to fair value and the changes in value are recorded in the statement of income as financing income or expense, except for derivatives used to hedge cash flows (accounting hedging). The attributable transaction costs are recorded in the statement of income as incurred.

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

Notes to the Consolidated Financial Statements as of December 31, 2021

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

The cost of replacing part of an item of property, plant and equipment and other subsequent costs is recognized as part of the book value of the item, if it is expected that the future economic benefit inherent therein will flow to ICL and that its cost can be reliably measured. The book value of the part that was replaced is derecognized. Routine maintenance costs are charged to the statement of income as incurred.

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

The estimated useful life is as follows:

In Years
Buildings	15 - 30
Technical equipment and machinery (1)	5 - 33
Dikes and evaporating ponds (2)	20 - 40
Other	3 - 10

(1)  Mainly 33 years

(2)  Mainly 40 years

ICL Group Limited Consolidated Financial Statements 17

Notes to the Consolidated Financial Statements as of December 31, 2021

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

3.	Other intangible assets

Other intangible assets with a defined useful life, are measured according to cost less accumulated amortization and accumulated losses from impairment. Intangible assets with indefinite useful lives are measured according to cost less accumulated losses from impairment.

4.	Subsequent costs

Subsequent costs are recognized as an intangible asset only when they increase the future economic benefit inherent in the asset for which they were incurred. All other costs are charged to the statement of income as incurred.

5.	Amortization

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

ICL Group Limited Consolidated Financial Statements 18

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 3 - Significant Accounting Policies (cont'd)

E.	Intangible Assets (cont'd)

5.	Amortization (cont'd)

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
Concessions and mining rights – over the remaining duration of the rights granted
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

Notes to the Consolidated Financial Statements as of December 31, 2021

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

Provision for expected credit losses in respect of a financial asset at amortized cost, including trade receivables, is measured at an amount equal to the full lifetime of expected credit losses. Expected credit losses are a probability-weighted estimate of credit losses. With respect to other debt instruments, provision for expected credit losses is measured at an amount equal to 12-month expected credit losses, unless their credit risk has increased significantly since initial recognition. Provision for such losses in respect of a financial asset at amortized cost, is presented net of the gross book value of the asset.

2.	Non-financial assets

In each reporting period, an examination is made with respect to whether there are signs indicating impairment in the value of ICL’s non-financial assets, other than inventories and deferred tax assets. If such signs exist, the estimated recoverable amount of the asset is calculated. ICL conducts an annual examination, on the same date, of the recoverable amount of goodwill and intangible assets with indefinite useful lives or those that are not available for use – or more frequently if there are indications of impairment.

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

Notes to the Consolidated Financial Statements as of December 31, 2021

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

Retirement benefit plans that are not defined contribution plans:

ICL’s net obligation is calculated for each plan separately, by estimating the future amount of the benefit to which an employee will be entitled as compensation for services in the current and past periods. The benefit is presented at present value after deducting the fair value of the plan's assets. The discount rate for ICL companies operating in countries having a “deep” market for high quality corporate bonds is the yield on such corporate bonds, including Israel.

ICL Group Limited Consolidated Financial Statements 21

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 3 - Significant Accounting Policies (cont'd)

I.	Employee Benefits (cont'd)

1.	Defined contribution plans (cont'd)

The discount rate for ICL companies operating in countries not having a “deep” market for high quality corporate bonds is in accordance with the yield on government bonds – the currency and redemption date of which are similar to the terms binding ICL. The calculations are performed by a qualified actuary using the projected unit credit method

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

The difference, as of the date of the report, between the net liability at the beginning of the year plus the movement in the net liability as detailed above, and the actuarial liability less the fair value of the fund assets at the end of the year, reflects the balance of the actuarial income or expenses recognized in other comprehensive income and is recorded in retained earnings. The current interest costs and return on plan assets are recognized as expenses and interest income in the respective financing category. Costs in respect of past services are recognized immediately and without reference to whether the benefits have vested.

3.	Other long-term employee benefits

Some of the Company’s employees are entitled to other long-term benefits that do not relate to a post-retirement benefit plan. Actuarial gains and losses are recorded directly to the statement of income in the period in which they arise.

ICL Group Limited Consolidated Financial Statements 22

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 3 - Significant Accounting Policies (cont'd)

I.	Employee Benefits (cont'd)

4.	Early Retirement Pay

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

A provision is recognized when ICL has a present legal or implied obligation, as the result of an event that occurred in the past, that can be reliably estimated, and when it is expected that an outflow of economic benefits will be required in order to settle the obligation. The provisions are made by means of discounting the future cash flows at a pre-tax interest rate reflecting the current market estimates of the time value of money and the risks specific to the liability, without considering the Company’s credit risk. ICL reviews its provisions in each reporting period and adjusts if necessary. In order to reflect the length of time that has elapsed, the book value of the provision is adjusted in each period and recognized as financing expenses. In rare cases where it is not possible to estimate the outcome of a potential liability, no provision is recorded in the financial statements.

ICL Group Limited Consolidated Financial Statements 23

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 3 - Significant Accounting Policies (cont'd)

J.	Provisions (cont'd)

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

ICL Group Limited Consolidated Financial Statements 24

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 3 - Significant Accounting Policies (cont'd)

K.	Revenue Recognition (cont'd)

Identifying a contract (cont'd)

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

Payment terms

ICL has various payment terms which are aligned with the acceptable commercial conditions in the relevant markets. ICL's policy is to engage in agreements with payment terms not exceeding one year, and applies the practical expedient to not separate a significant financing component where the difference between the time of receiving payment and the time of transferring the goods to the customer is one year or less.

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

ICL Group Limited Consolidated Financial Statements 25

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 3 - Significant Accounting Policies (cont'd)

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

ICL Group Limited Consolidated Financial Statements 26

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 3 - Significant Accounting Policies (cont'd)

M.	Leases (cont'd)

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

ICL Group Limited Consolidated Financial Statements 27

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 3 - Significant Accounting Policies (cont'd)

O.	Taxes on Income (cont'd)

Recognition of deferred taxes relates to temporary differences between the book values of the assets and liabilities for purposes of financial reporting and their value for tax purposes. The Company does not recognize deferred taxes for the following temporary differences: initial recognition of goodwill and differences deriving from investments in subsidiaries, if it is not expected that they will reverse in the foreseeable future and if ICL controls the date the provision will reverse, whether via sale or distribution of a dividend. The deferred taxes are measured according to the tax rates expected to apply to the temporary differences at the time they are realized, based on the law that was finally legislated or effectively legislated as of the date of the report. Deferred taxes in respect of intra-company transactions in the consolidated financial statements are recorded according to the tax rate applicable to the buying company.

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

ICL Group Limited Consolidated Financial Statements 28

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 3 - Significant Accounting Policies (cont'd)

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

Notes to the Consolidated Financial Statements as of December 31, 2021

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

A.	Investments in equity securities

The fair value of investments in equity instruments classified as fair value through other comprehensive income - investments in equity instruments and as fair value through profit and loss, is determined based on their market price at date of the report.

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

The reasonableness of the fair value is examined by comparing it to banks’ quotations.

C.	Liabilities in respect of debentures

The fair value of liabilities including debentures is determined for disclosure purposes only and is calculated based on the present value of future cash flows in respect of the principal and interest components, discounted at the market rate of interest as of the reporting date. The fair value of marketable debentures is determined based on the stock market prices as of the date of the report.

D.	Property, plant and equipment of the subsidiaries Dead Sea Works, Dead Sea Bromine and Dead Sea Magnesium in Israel

The fair value of property, plant and equipment of the subsidiaries Dead Sea Works, Dead Sea Bromine and Dead Sea Magnesium (hereinafter - the Subsidiaries) was measured in their statutory reports based on the Replacement Cost Methodology under IFRS. This evaluation was performed in recent years and serve, among others, as the basis for the mineral based financial reports prepared pursuant to the provisions of the Taxation of Natural Resources Law. For further information, see Note 15.

ICL Group Limited Consolidated Financial Statements 30

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 5 - Operating Segments

A. General

1. Information on operating segments:

ICL is a global specialty minerals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Innovative Agriculture Solutions.

As part of management’s strategy to strengthen the focus on its specialties products a decision was made regarding the Company’s managerial structure, according to which, as of January 2022, the activities of ICL Boulby and ICL Amfert will be allocated from the potash and phosphate solutions segments, respectively, to the Innovative Ag Solutions segment. This transition is not reflected in the presentation set forth below.

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

Potash – The Potash segment produces and sells mainly potash, salt, Polysulphate®, magnesium and electricity. Potash is produced in Israel and Spain, using an evaporation process to extract potash from the Dead Sea in Israel and conventional mining from an underground mine in Spain. In its ICL Boulby mine in the UK, the Company produces Polysulphate®, which is composed of sulphur, potash, calcium and magnesium. The Company’s FertilizerpluS product line is based mainly on Polysulphate®. The segment also includes a magnesium product line which produces pure magnesium and magnesium alloys, as well as chlorine and sylvinite. In addition, the segment sells salt that is produced in its potash and Polysulphate® underground mines in Spain and the UK. The Company has a power plant in Sodom, which supplies electricity to ICL companies in Israel (electricity surplus is sold to external customers) and steam to all facilities in the Sodom site.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers.

Phosphate rock is mined and processed from open pit mines, two of which are located in the Negev Desert in Israel, while the third is situated in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are produced in facilities in Israel, China and Europe.

ICL Group Limited Consolidated Financial Statements 31

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 5 - Operating Segments (cont'd)

A. General (cont'd)

1. Information on operating segments: (cont'd)

The Phosphate Solutions segment manufactures purified phosphoric acid by purifying green phosphoric acid. Pure phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as phosphate salts and acids, for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets, such as oral care, cleaning products, paints and coatings, LFP batteries, water treatment, asphalt modification, construction, metal treatment, and more. The segment’s products for the food industry include functional food ingredients and phosphate additives, which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy, beverages and baked goods. In addition, the segment supplies purified phosphoric acid to ICL’s specialty fertilizers business and produces alternative protein meat substitutes, as well as milk and whey proteins for the food ingredients industry.

Innovative Ag Solutions – The Innovative Ag Solutions segment aims to achieve global leadership in specialty fertilization markets by enhancing its global positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Brazil, India and China, by leveraging its unique R&D capabilities, vast agronomic experience, global footprint, backward integration to potash and phosphate and chemistry know-how, while integrating and generating synergies from acquired businesses.

In January 2021, the Company completed the acquisition of Fertiláqua, one of Brazil’s leading specialty plant nutrition companies, and in July 2021, the acquisition of the South American Plant Nutrition business of Compass Minerals América do Sul S.A. (hereinafter - ADS).

ICL is continuously working to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

The Innovative Ag Solutions segment develops, manufactures, markets and sells its products globally, mainly in Brazil, Europe, Asia, North America and Israel. It produces water soluble specialty fertilizers in Belgium, Israel and Spain, liquid fertilizers in Israel, Spain, China and Brazil, straights soluble fertilizers in China and Israel, controlled‑release fertilizers in the Netherlands, Brazil and the United States, as well as secondary nutrients, biostimulants, soil conditioners, seed treatment product, and adjuvants in Brazil.

Other Activities – Business activities which include, among other, ICL’s innovative arm, promoting innovation, developing new products and services, as well as digital platforms and technological solutions for farmers and agronomists. This category includes Growers and Agmatix,  innovative start-ups that are developing agricultural data processing and analysis capabilities for the future of agriculture. These activities are not presented as reportable segments, since they do not meet the required quantitative thresholds.

ICL Group Limited Consolidated Financial Statements 32

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 5 - Operating Segments (cont'd)

A.	General (cont'd)

2. Segment capital investments

The capital investments made by the segments, for each of the reporting periods, include mainly property, plant and equipment, as well as intangible assets acquired in the ordinary course of business and as part of business combinations.

3. Inter–segment transfers and unallocated income (expenses)

Segment’s revenue, expenses and results include inter-segment transfers that are based on transaction prices in the ordinary course of business. This is aligned with the reports that are regularly reviewed by the Chief Operating Decision Maker. The inter-segment transfers are eliminated as part of financial statements’ consolidation process.

The Segment profit is measured based on the operating income, without the allocation of certain expenses to the operating segments, as presented in the reports regularly reviewed by the Chief Operating Decision Maker. This is the basis for analyzing segment results, since management believes that it is the most relevant measure for the assessment of such results.

ICL Group Limited Consolidated Financial Statements 33

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 5 - Operating Segments (cont'd)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2021

Sales to external parties	1,601	1,768	2,334	1,226	26	-	6,955
Inter-segment sales	16	163	98	19	2	(298)	-
Total sales	1,617	1,931	2,432	1,245	28	(298)	6,955

Segment operating income (loss)	435	399	307	121	(8)	(60)	1,194
Other income not allocated to the segments							16
Operating income							1,210

Financing expenses, net							(122)
Share in earnings of equity-accounted investees							4
Income before income taxes							1,092

Depreciation amortization and impairment	65	165	215	38	2	(1)	484

Capital expenditures	74	298	238	36	6	17	669
Capital expenditures as part of business combination	-	-	-	377	-	-	377

ICL Group Limited Consolidated Financial Statements 34

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 5 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2020

Sales to external parties	1,242	1,183	1,871	715	32	-	5,043
Inter-segment sales	13	163	77	16	3	(272)	-
Total sales	1,255	1,346	1,948	731	35	(272)	5,043

Segment operating income (loss)	303	120	66	40	(5)	(15)	509
Other expenses not allocated to the segments							(307)
Operating income							202

Financing expenses, net							(158)
Share in earnings of equity-accounted investees							5
Income before income taxes							49

Depreciation amortization and impairment	77	166	210	25	3	98	579

Capital expenditures	84	296	275	20	6	15	696
Capital expenditures as part of business combination	-	-	-	-	26	-	26

ICL Group Limited Consolidated Financial Statements 35

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 5 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2019

Sales to external parties	1,307	1,330	1,901	699	34	-	5,271
Inter-segment sales	11	164	79	18	3	(275)	-
Total sales	1,318	1,494	1,980	717	37	(275)	5,271

Segment operating income	338	289	100	21	19	(7)	760
Other expenses not allocated to the segments							(4)
Operating income							756

Financing expenses, net							(129)
Share in earnings of equity-accounted investees							1
Income before income taxes							628

Depreciation amortization and impairment	67	149	177	21	22	(3)	433

Implementation of IFRS 16	8	95	113	9	105	9	339
Capital expenditures	66	383	213	21	4	6	693

ICL Group Limited Consolidated Financial Statements 36

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 5 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of ICL’s sales by geographical location of the customer:

2021		2020		2019
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Brazil	1,178	17	447	9	581	11
USA	1,091	16	793	16	840	16
China	1,060	15	806	16	802	15
United Kingdom	386	6	336	7	347	7
Germany	345	5	327	6	334	6
Israel	291	4	260	5	241	5
Spain	280	4	243	5	249	5
France	270	4	238	5	257	5
India	213	3	194	4	178	3
Italy	145	2	114	2	116	2
All other	1,696	24	1,285	25	1,326	25
Total	6,955	100	5,043	100	5,271	100

ICL Group Limited Consolidated Financial Statements 37

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 5 - Operating Segments (cont'd)

C.	Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2021
Europe	530	497	765	424	23	(80)	2,159
Asia	597	513	621	156	1	(12)	1,876
South America	64	507	359	378	-	(3)	1,305
North America	363	216	492	120	1	(6)	1,186
Rest of the world	63	198	195	167	3	(197)	429
Total	1,617	1,931	2,432	1,245	28	(298)	6,955

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2020
Europe	458	411	665	334	30	(76)	1,822
Asia	405	433	480	127	1	(14)	1,432
South America	40	230	227	21	-	(1)	517
North America	299	86	372	105	2	(5)	859
Rest of the world	53	186	204	144	2	(176)	413
Total	1,255	1,346	1,948	731	35	(272)	5,043

ICL Group Limited Consolidated Financial Statements 38

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 5 - Operating Segments (cont'd)

C.	Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer: (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2019
Europe	469	422	712	336	31	(85)	1,885
Asia	399	470	447	118	1	(12)	1,423
South America	56	327	263	23	-	(1)	668
North America	353	95	370	95	-	(3)	910
Rest of the world	41	180	188	145	5	(174)	385
Total	1,318	1,494	1,980	717	37	(275)	5,271

ICL Group Limited Consolidated Financial Statements 39

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 5 - Operating Segments (cont'd)

C.	Information based on geographical location (cont'd)

The following table presents the distribution of the Company’s sales by geographical location of the main facilities from which they were produced.

For the year ended December 31
2021	2020	2019
$ millions	$ millions	$ millions

Israel	3,526	2,636	2,815
Europe	2,437	2,014	2,079
South America	1,095	424	441
North America	897	757	816
Asia	861	643	615
Others	56	48	47
	8,872	6,522	6,813
Intercompany sales	(1,917)	(1,479)	(1,542)
Total	6,955	5,043	5,271

The following table presents operating income by geographical location of the assets from which it was produced:

For the year ended December 31
2021	2020	2019
$ millions	$ millions	$ millions

Israel*	863	105	578
Asia	179	64	59
South America**	95	35	19
North America	71	47	61
Europe	7	(50)	32
Others	4	4	3
Intercompany eliminations	(9)	(3)	4
Total	1,210	202	756

*	Israel operating income for 2020 includes a loss of $274 million resulting from impairments and the initiation of efficiency initiatives and measures.

**  South America operating income for 2021 includes $51 million resulting from the operations of Fertilaqua and ADS, which were acquired during the year. For additional information see Note 8B.

ICL Group Limited Consolidated Financial Statements 40

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 5 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table present the non-current assets by geographical location of the assets (*)

As of December 31
2021	2020
$ millions	$ millions

Israel	4,079	3,952
Europe	1,505	1,575
Asia	483	490
South America	391	58
North America	333	319
Other	5	5
Total	6,796	6,399

(*)	Mainly consist of property, plant and equipment, intangible assets and non-current inventories.

Note 6 – Inventories

As of December 31
2021	2020
$ millions	$ millions

Finished products	946	807
Work in progress	299	263
Raw materials	349	207
Spare parts	125	125
Total inventories	1,719	1,402
Of which:
Non-current inventories - mainly raw materials (presented in non-current assets)	149	152
Current inventories	1,570	1,250

Note 7 - Prepaid expenses and other receivables

As of December 31
2021	2020
$ millions	$ millions

Government institutions	97	72
Current tax assets	97	65
Prepaid expenses	51	50
Derivative instruments	48	24
Financial asset at amortized cost	-	66
Other	64	64
	357	341

ICL Group Limited Consolidated Financial Statements 41

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 8 - Investments in Subsidiaries

A.	Non-controlling interests in subsidiaries

The following tables present information with respect to non-controlling interests in a subsidiary, YPH (at the rate of 50%), before elimination of inter-company transactions. The information includes fair value adjustments that were made on the acquisition date, other than goodwill and presented without adjustments for the ownership rates held by the Company.

As of December 31
2021	2020
$ millions	$ millions

Current assets	231	149
Non-current assets	408	400
Current liabilities	(168)	(189)
Non-current liabilities	(83)	(76)
Equity	(388)	(284)

For the year ended December 31
2021	2020	2019
$ millions	$ millions	$ millions

Sales	528	359	349
Operating Income	105	29	23
Depreciation and amortization	38	37	41
Operating income before depreciation and amortization	143	66	64
Net Income	96	23	11
Total Comprehensive income	104	40	8

B.	Business Acquisition and Divestiture

(1)
As part of the Company's strategy to expand the specialty fertilizers business and focus on growing markets, such as achieving leadership positions in Brazil, a high growth specialty plant nutrition market, in January 2021, the Company completed the acquisition of Agro Fertiláqua Participações S.A., one of Brazil's leading specialty plant nutrition companies, for a consideration of $131 million, including net debt of $43 million.

In July 2021, the Company completed the acquisition of the South American plant nutrition business of ADS, for a total consideration of about $443 million, including net debt of about $104 million. ADS offers a broad range of solutions for plant nutrition and stimulation, soil treatment, seed treatment and plant health, covering all key Brazilian crops, and as such significantly expands ICL's product portfolio and segment profitability, while providing seasonal balance between the Northern and Southern hemispheres.

ICL Group Limited Consolidated Financial Statements 42

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 8 - Investments in Subsidiaries (cont'd)

B.	Business Acquisition and Divestiture (cont'd)

Identifiable assets acquired and liabilities assumed (*):

$ millions

Cash and cash equivalents	34
Inventories	102
Trade and Other receivables	169
Property, plant and equipment	125
Intangible assets	252
Other non-current assets	23
Trade and Other payables	(106)
Loans and Credit	(169)
Provisions	(3)
Net identifiable assets	427

(*) As of the reporting date, the Company is still in a process of finalizing ADS' Purchase Price Allocation (PPA).

(2)
In July 2021, the Company completed the sale of Jiaxing ICL Chemical Co. Ltd (ICL Zhapu), which was part of the Industrial Products segment to China Sanjiang Fine Chemicals Company Limited, for a consideration of about $25 million. As a result, in 2021, the Company recognized a capital gain of about $18 million, as "other income".

(3)
As part of the Company's strategy to divest low synergy businesses and non-core business activities, in January 2022, the Company entered into a definitive agreement to sell its 50% share in the joint venture Novetide Ltd., which was accounted for according to the equity method. The sale's consideration is about $33 million, of which $8 million represent an estimate for the fair value of a contingent consideration. The closing of the transaction is expected in early March 2022. As a result, in the first quarter of 2022, the Company will recognize a capital gain of about $20 million, subject to net debt and working capital adjustments at the closing date.

Note 9 – Other non-current assets

As of December 31
2021	2020
$ millions	$ millions

Non-current inventories	149	152
Surplus in employees' defined benefit plans (1)	115	91
Derivative designated as a cash flow hedge	97	115
Investments in equity-accounted investees	26	27
Other	16	8
	403	393

(1)	See Note 16.

ICL Group Limited Consolidated Financial Statements 43

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 10 - Property, Plant and Equipment

A.    Composition

Land and buildings	Technical equipment and machinery	Dikes and evaporating ponds	Plants under construction (1)	Other	Right of use asset	Total
$ millions

Cost
Balance as of January 1, 2021	880	7,419	1,441	778	1,003	496	12,017
Additions in respect of business combinations	85	20	-	9	2	9	125
Additions	193	382	51	(99)	78	37	642
Disposals	(2)	(44)	(1)	-	(6)	(20)	(73)
Exit from consolidation	(9)	(21)	-	-	(1)	(2)	(33)
Translation differences	(40)	(92)	(26)	(24)	(3)	(2)	(187)
Balance as of December 31, 2021	1,107	7,664	1,465	664	1,073	518	12,491
Accumulated depreciation
Balance as of January 1, 2021	491	4,300	763	-	817	96	6,467
Depreciation	30	227	55	-	71	71	454
Reversal of impairment	-	(6)	-	-	-	-	(6)
Disposals	(5)	(34)	-	-	(4)	(19)	(62)
Exit from consolidation	(3)	(19)	-	-	-	-	(22)
Translation differences	(11)	(58)	(21)	-	(3)	(1)	(94)
Balance as of December 31, 2021	502	4,410	797	-	881	147	6,737

Depreciated balance as of December 31, 2021	605	3,254	668	664	192	371	5,754

(1) The additions are presented net of items for which construction has been completed and accordingly were reclassified to other categories in the “property, plant and equipment” section.

ICL Group Limited Consolidated Financial Statements 44

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 10 - Property, Plant and Equipment (cont'd)

A.    Composition (cont'd)

Land and buildings	Technical equipment and machinery	Dikes and evaporating ponds	Plants under construction (1)	Other	Right of use asset	Total
$ millions

Cost
Balance as of January 1, 2020	804	6,865	1,392	765	945	423	11,194
Additions	63	467	21	(24)	68	80	675
Disposals	(7)	(34)	-	-	(7)	(21)	(69)
Exit from consolidation	(14)	(5)	-	-	(6)	(1)	(26)
Translation differences	34	126	28	37	3	15	243
Balance as of December 31, 2020	880	7,419	1,441	778	1,003	496	12,017
Accumulated depreciation
Balance as of January 1, 2020	445	3,950	666	-	760	42	5,863
Depreciation	35	246	47	-	66	67	461
Disposals	(6)	(31)	-	-	(7)	(15)	(59)
Impairment	-	58	27	-	-	-	85
Exit from consolidation	(2)	(4)	-	-	(4)	-	(10)
Translation differences	19	81	23	-	2	2	127
Balance as of December 31, 2020	491	4,300	763	-	817	96	6,467

Depreciated balance as of December 31, 2020	389	3,119	678	778	186	400	5,550

(1) The additions are presented net of items for which construction has been completed and accordingly were reclassified to other categories in the “property, plant and equipment” section.

ICL Group Limited Consolidated Financial Statements 45

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 10 - Property, Plant and Equipment (cont'd)

B.    Additional information

(1)    In accordance with the Company’s policy regarding the periodic examination of the estimated useful life of Property, Plant and Equipment, in 2021, the Company conducted an examination of the estimated remaining useful life of Property, Plant and Equipment at its facilities in Israel, which was based on the Company’s experience, level of maintenance and operation of the facilities over the years. According to the examination, it was found that following the increase in maintenance activity and the implementation of operational excellence processes, the life expectancy of certain Property, Plant and Equipment is higher than their previously estimated remaining useful life. Based on the assessment, the estimated useful life of the said assets was extended by 5-10 years, as of January 2021. The impact of this update is a reduction in depreciation expenses, of $51 million in earnings and a balance of $18 million as a change in inventory value.

(2)    In December 2021, the Company entered into an agreement with a third party for the sale of an asset located in the industrial area of Ashdod, Israel, for a consideration of about $16.5 million. As a result, the Company recognized a capital gain of $16 million as "other income" in its Statement of Income.

ICL Group Limited Consolidated Financial Statements 46

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 11 - Intangible Assets

A.	Composition

Goodwill	Concessions and mining rights	Trademarks	Technology / patents	Customer relationships	Computer application	Others	Total
$ millions

Cost
Balance as of January 1, 2021	341	218	92	93	172	118	73	1,107
Additions in respect of business combinations	210	-	1	2	39	-	-	252
Additions	-	-	-	6	1	19	1	27
Translation differences	(29)	(3)	(5)	(4)	(9)	(13)	(4)	(67)
Balance as of December 31, 2021	522	215	88	97	203	124	70	1,319
Amortization
Balance as of January 1, 2021	21	74	34	55	123	76	54	437
Amortization for the year	-	6	3	5	12	7	3	36
Translation differences	(1)	-	(3)	(2)	(4)	(9)	(2)	(21)
Balance as of December 31, 2021	20	80	34	58	131	74	55	452

Amortized Balance as of December 31 ,2021	502	135	54	39	72	50	15	867

ICL Group Limited Consolidated Financial Statements 47

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 11 - Intangible Assets (cont'd)

A.	Composition (cont'd)

Goodwill	Concessions and mining rights	Trademarks	Technology / patents	Customer relationships	Computer application	Others	Total
$ millions

Cost
Balance as of January 1, 2020	323	209	86	84	176	99	69	1,046
Additions in respect of business combinations	18	-	-	7	1	-	-	26
Additions	-	-	-	1	-	18	2	21
Exit from consolidation	-	-	-	(5)	(10)	-	-	(15)
Translation differences	-	9	6	6	5	1	2	29
Balance as of December 31, 2020	341	218	92	93	172	118	73	1,107
Amortization and impairment losses
Balance as of January 1, 2020	21	70	28	49	114	68	44	394
Amortization	-	2	3	5	9	7	2	28
Impairment	-	-	-	-	-	-	5	5
Exit from consolidation	-	-	-	(2)	(3)	-	-	(5)
Translation differences	-	2	3	3	3	1	3	15
Balance as of December 31, 2020	21	74	34	55	123	76	54	437

Amortized Balance as of December 31 ,2020	320	144	58	38	49	42	19	670

ICL Group Limited Consolidated Financial Statements 48

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 11 - Intangible Assets (cont'd)

B.	Total book value of intangible assets having defined useful lives and those having indefinite useful lives are as follows:

As of December 31
2021	2020
$ millions	$ millions

Intangible assets having a defined useful life	333	317
Intangible assets having an indefinite useful life	534	353
	867	670

Note 12 - Impairment Testing

A.	Impairment testing for intangible assets with an indefinite useful life

The goodwill is not monitored for internal reporting purposes and, accordingly, it is allocated to the Company’s operating segments and not to the cash-generating units, the level of which is lower than the operating segment, as long as the acquired unit is presented in the Company’s reportable segments. The examination of impairment of the carrying amount of the goodwill is made accordingly.

For impairment testing purpose, the trademarks with indefinite useful life were allocated to the cash-generating units, which represent the lowest level within the Company.

The carrying amounts of intangible assets with an indefinite useful life are as follows:

As of December 31
2021	2020
$ millions	$ millions

Goodwill
Phosphate Solutions	114	116
Industrial Products	91	94
Innovative Ag. Solutions*	260	73
Potash	19	19
Other	18	18
	502	320

Trademarks	32	33

	534	353

*      The increase is mainly from the acquisitions of Fertiláqua and ADS businesses. For further information, see Note 8B.

ICL Group Limited Consolidated Financial Statements 49

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 12 - Impairment Testing (cont'd)

A.	Impairment testing for intangible assets with an indefinite useful life (cont'd)

The Company conducted its annual impairment test of goodwill during the third quarter and did not identify any impairment. The recoverable amount of the operating segments was determined based on their value in use, which is an internal valuation of the discounted future cash flows generated from the continuing operations of the operating segments.

The future cash flow of each operating segment was based on the segment approved five-year plan, which includes the segment estimations for revenues, operating income and other factors, such as working capital and capital expenditures. The segments’ projections were based, among other things, on the assumed sales volume growth rates based on long-term expectations, internal selling prices and raw materials prices based on external data sources, when applicable and relevant.

The key assumptions used to calculate the operating segments’ recoverable amounts are the nominal after‑tax discount rate of 8% and the long‑term growth rate of 2%, reflecting the industries and markets the Company is involved in.

ICL Group Limited Consolidated Financial Statements 50

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 13 - Credit from Banks and Others

A.	Composition

As of December 31
2021	2020
$ millions	$ millions

Short-term debt
From financial institutions	327	296
Current maturities of:
Debentures	131	206
Long-term loans from financial institutions	56	90
Lease Liability	63	64
Long-term loans from others	-	23
	250	383
Total Short-Term debt	577	679
Long- term debt and debentures
Long term lease liability	299	325
Loans from financial institutions	679	194
Other loans	-	24
	978	543

Marketable debentures	1,517	1,618
Non-marketable debentures	191	275
	1,708	1,893
	2,686	2,436
Less – current maturities of:
Debentures	131	206
Long-term loans from financial institutions	56	90
Lease liability	63	64
Long-term loans from others	-	23
	250	383

Total Long- term debt and debentures	2,436	2,053

For further information, see Note 21.

ICL Group Limited Consolidated Financial Statements 51

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 13 - Credit from Banks and Others (cont'd)

B.	Yearly movement in Credit from Banks and Others (*)

As of December 31
2021	2020
$ millions	$ millions

Balance as of January 1	2,660	2,559
Changes from financing cash flows
Additions in respect of business combination	171	-
Receipt of long-term debts	1,230	1,175
Repayment of long-term debt	(1,120)	(1,133)
Repayment of short-term credit	(58)	(52)
Interest paid	(112)	(109)
Receipt (payments) from transaction in derivatives	(17)	24
Total net financing cash flows	94	(95)
Initial recognition of lease liability	37	80
Interest expenses	126	120
Effect of changes in foreign exchange rates	(21)	84
Change in fair value of derivatives	(24)	(53)
Other changes	42	(35)
Balance as of December 31	2,914	2,660

(*) The balance includes Short-term debt, derivatives on loans and debentures, loans and debentures and interest payables.

ICL Group Limited Consolidated Financial Statements 52

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 13 - Credit from Banks and Others (cont'd)

C.	Sale of receivables under securitization transaction

In September 2020, the Company and certain subsidiaries (hereinafter – the Subsidiaries) signed a series of agreements regarding a securitization transaction with three international banks (hereinafter – the Lending Banks) for the sale of their trade receivables to a special company which was established specifically for this purpose (hereinafter – the Acquiring Company).

The new securitization agreements were signed with a committed amount of $300 million and an additional uncommitted amount of $100 million, maturing in September 2025 (hereinafter – the Agreements). These Agreements replace the prior securitization agreements, which expired in September 2020. The structure and terms of the Agreements are very similar to the prior securitization agreement.

The Company’s policy is to utilize the securitization limit based on its cash flow needs, alternative financing sources and market conditions. According to the Agreements, the Company undertook to comply with a financial covenant according to which the ratio of net debt to EBITDA will not exceed 4.75. If the Company does not meet this ratio, the Acquiring Company can discontinue acquiring new trade receivables (without affecting existing acquisitions). As of the reporting date, the Company complies with the above financial covenant.

The Acquiring Company finances acquisition of the debts through a loan received from a financial institution that is not affiliated with the Company. The period during which the Subsidiaries are entitled to sell their trade receivables to the Acquiring Company is five years from the closing date of the transaction, both parties have the option, at the end of each year, to notify for the transaction’s cancellation. Once the Company has transferred its trade receivables, it no longer has the right to sell them to another party. The selling price of the trade receivables is the amount of the debt sold, less the calculated interest cost based on the expected period between the sale date of the customer debt and its repayment date. Upon acquisition of the debt, the Acquiring Company pays part of the debt price in cash and the remainder in a subordinated note, which is paid after collection of the debt sold. The rate of the cash consideration varies depending on the composition and behavior of the customer portfolio. The Subsidiaries continue to handle the collection of the trade receivables included in the securitization transaction, on behalf of the Acquiring Company.

In addition, the Agreements set several conditions regarding the quality of the customer portfolios, which give the Lending Banks the option of terminating the undertaking or excluding the subsidiaries whose customer portfolios do not meet the provided conditions from the Agreements.

The trade receivables are fully presented in the Company’s statements of financial position and the receipts received from the Acquiring Company are presented as a financial liability under short-term credit. As of December 31, 2021, utilization of the securitization facility within this framework amounted to $180 million (December 31, 2020 - $183 million).

ICL Group Limited Consolidated Financial Statements 53

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 13 - Credit from Banks and Others (cont'd)

D.	Information on material loans and debentures outstanding as of December 31, 2021:

Instrument type	Loan date	Original principal (millions)	Currency	Carrying amount ($ millions)	Interest rate	Principal repayment date	Additional information
Debentures - Series F	May 2018, December 2020	693	U.S. Dollar	715	6.38%	May 2038	(4), (5)
Debentures - Series E	April 2016	1,569	Israeli Shekel	378	2.45%	2021- 2024 (annual installment)	Partially repaid (1), (4)
Debentures (private offering) – 3 series	January 2014	275	U.S. Dollar	145 46	5.16% 5.31%	January 2024 January 2026	(1)
Debentures - Series G	January/May 2020	766	Israeli Shekel	241	2.40%	2022- 2034 (annual installment)	(4)
Debentures - Series D	December 2014	184	U.S. Dollar	183	4.50%	December 2024	(4), (5)
SLL	September 2021	250	Euro	282	0.80%	September 2026	(2)
Loan - European Bank	September 2021	25	Euro	28	0.95%	June 2025	(3)
Loan-Israeli institutions	November 2013	300	Israeli Shekel	56	4.74%	2015-2024 (annual installment)	Partially repaid
Loan - Asian Bank	May 2020, May 2021	151	Chinese Yuan	20	4.25%-4.95%	December 2020 - May 2023 March 2021-March 2024	Partially repaid
	September 2020, March 2021	380		56	4.25%-4.40%
Loan - Brazilian Bank	December 2014-January 2021	350	Brazilian Real	47	4%-8%	January 2015-June 2025	Partially repaid

ICL Group Limited Consolidated Financial Statements 54

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 13 - Credit from Banks and Others (cont'd)

D.	Information on material loans and debentures outstanding as of December 31, 2021: (cont'd)

Additional Information:

(1)	In January 2021, the Company repaid $84 million of a private placement bond as scheduled. In March 2021, the Company repaid NIS 392 million (about $118 million) of Series E debentures, out of the total NIS 1,569 million (about. $487 million), as scheduled. In December 2021 the Company repaid an amount of $ 69.4 million in accordance with the agreement of loan with European Bank.

(2)

In September 2021, the Company entered into a new sustainability linked loan (SLL) agreement in the amount of €250 million, with a five-year term through 2026 and a fixed annual interest rate of 0.8%. The loan was entered into with a group of five leading global lenders.

The loan is an innovative step forward in the Company’s ongoing sustainability efforts and includes three sustainability performance targets: (1) an annual 4% to 5% reduction in direct and indirect Scope 1 and Scope 2 CO2e emissions resulting from ICL global operations. (2) Through 2025, the Company is committed to adding a significant number of Tfs (Together for Sustainability) qualified vendors each year who meet criteria of management, environment, health and safety, labor and human rights, ethics, and governance and (3) for women to hold at least 25% of senior management roles, by the end of 2024.

(3)	In September 2021, ICL Iberia signed a new loan agreement in the amount of €25 million with a 45-month term through 2025 and a fixed annual interest rate of 0.95%.

(4)

On June 23, 2021, the credit rating agency S&P reaffirmed the Company’s international credit rating and senior unsecured rating 'BBB-’. In addition, the credit rating agency S&P Ma’alot reaffirmed the Company’s credit rating 'ilAA’ with a stable rating outlook. As of December 31, 2021, the Company is in compliance with all its financial covenants set forth in its financing agreements. For more details see note 13F.

(5)

On June 21, 2021, the credit rating agency Fitch Ratings reaffirmed the Company’s long-term issuer default rating and senior unsecured rating at 'BBB-’. The outlook on the long-term Issuer default rating is stable.

ICL Group Limited Consolidated Financial Statements 55

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 13 - Credit from Banks and Others (cont'd)

E.	Credit facilities:

Issuer	Group of international banks (1)	European bank	Brazilian bank (2)
Date of the credit facility	March 2015	December 2016	March 2021
Date of credit facility termination	March 2025	May 2024	March 2023
The amount of the credit facility	USD 1,200 million	USD 30 million	BRL 230 million
Credit facility has been utilized	Euro 150 million	USD 30 million	BRL 180 million
Interest rate	Up to 33% use of the credit: Libor/Euribor + 0.70%. From 33% to 66% use of the credit: Libor/Euribor + 0.80% 66% or more use of the credit: Libor/Euribor + 0.95%	30 million dollar-Libor + 0.80%	CDI + 0.95%
Loan currency type	USD and Euro loans	USD loans	BRL loans
Pledges and restrictions	Financial covenants - see Section D, a cross-default mechanism and a negative pledge.	Financial covenants - see Section D and a negative pledge.	-
Non-utilization fee	0.21%	-	-

(1)
In October 2021, an additional bank joined the credit facility agreement, increasing the revolving credit facility by an additional $100 million, leading to a total amount of $1.2 billion. Most banks signed on to continue the credit facility agreement and from March 2023 to March 2025, the total credit facility will amount to $1 billion. As of December 31, 2021, the Company had utilized approximately $170 million of the facility’s framework.

(2)
In March 2021, the Company signed a framework credit facility agreement with MUFG Bank for a period of two years, according to which the Company can withdraw up to BRL 230 million (about $42 million). As of December 31, 2021, the Company has withdrawn BRL 180 million (about $32 million), with a maturity date of March 2023.

ICL Group Limited Consolidated Financial Statements 56

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 13 - Credit from Banks and Others (cont'd)

F.	Restrictions on the Group relating to the receipt of credit

As part of the loan’s agreements the Company has signed, various restrictions apply including sustainability performance targets and financial covenants, a cross‑default mechanism and a negative pledge.

Set forth below is information regarding the financial covenants applicable to the Company as part of the loan agreements and the compliance therewith.

Financial Covenants:

Financial Covenants (1)	Financial Ratio Required under the Agreement	Financial Ratio
December 31, 2021

Total shareholder’s equity	Equity greater than $2,000 million	$4,527 million
Ratio of EBITDA to the net interest expenses	Equal to or greater than 3.5	14.98
Ratio of the net financial debt to EBITDA	Less than 3.5	1.38
Ratio of certain subsidiaries loans to the total assets of the consolidated company	Less than 10%	4.51%

(1)

The examination of compliance with the financial covenants is based on the Company’s consolidated financial statements. As of December 31, 2021, the Company complies with all of its financial covenants.

G.	Pledges and Restrictions Placed in Respect of Liabilities

(1)
The Company has undertaken various obligations in respect of loans and credit lines from banks, including a negative pledge, whereby the Company committed, among other things, in favor of the lenders, to limit guarantees and indemnities to third parties (other than guarantees in respect of subsidiaries) up to an agreed amount of $550 million. The Company has also committed to grant loans only to subsidiaries and to associated companies, in which it holds at least 25% of the voting rights. The Company has further committed not to grant any credit, other than in the ordinary course of business, and not to register any charges on its existing and future assets and income. For further information regarding the covenants in respect of these loans and credit lines, see item F above.

(2)	As of December 31, 2021, the total guarantees provided by the Company were in the amount of $93 million (December 31, 2020 - $92 million).

ICL Group Limited Consolidated Financial Statements 57

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 14 – Other Payables

As of December 31
2021	2020
$ millions	$ millions

Employees	414	322
Current tax liabilities	183	87
Governmental (mainly in respect of royalties)	103	75
Accrued expenses	75	76
Income received in advance	33	17
Derivative designated as an economic hedge	3	43
Others	101	84
	912	704

Note 15 - Taxes on Income

A.	Taxation of companies in Israel

The current and deferred taxes expenses of Israeli entities are booked under the applicable tax rates below:

1.	Income tax rate

The Israeli statutory primary income tax rate is 23%.

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter – the Encouragement Law)

a) Beneficiary Enterprises

The production facilities of some of the Company’s subsidiaries in Israel (hereinafter – the Subsidiaries) have received “Beneficiary Enterprise” status under the Encouragement law after Amendment No. 60 to the Law was published in April 2005. The main benefit granted to the Subsidiaries is a preferred tax rate.

Under the “Ireland” track, the Company paid a reduced tax rate of 11.5% as of 2008 on parts of its income. The benefit deriving from the "Ireland" track ended in 2017, excluding a single entity in Israel for which the entitlement ended in 2021.

The part of taxable income entitled to benefits at reduced tax rates is calculated based on the ratio of the “Beneficiary Enterprise” turnover to a company’s total turnover. The turnover attributed to the “Beneficiary Enterprise” is generally calculated according to the increase in the turnover compared to a “base” turnover, which is the average turnover in the three years prior to the election year of the “Beneficiary Enterprise”.

A company having a “Beneficiary Enterprise” that distributes a dividend out of exempt income, will be subject to corporate tax in the year in which the dividend was distributed on the amount distributed (including corporate tax applicable amount due to the distribution) at the tax rate applicable under the Encouragement Law in the year in which the income was generated, had it not been exempt from tax.

ICL Group Limited Consolidated Financial Statements 58

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 15 - Taxes on Income (cont'd)

A.	Taxation of companies in Israel (cont'd)

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (cont'd)

a)     Beneficiary Enterprise (cont'd)

On November 15, 2021, the Israeli Economic Efficiency Law for the years 2021 and 2022 was published, which consists of numerous legislative amendments and arrangements, including an amendment to Section 74 of the Encouragement Law, which deals with the identification of sources of dividend distributions as of August 15, 2021 (hereinafter - the amendment).

The amendment stipulates that in any dividend distribution from companies holding accumulated profits that were exempt from tax until their distribution as a dividend ("trapped earnings"), a certain part of the distribution will be considered a distribution of those trapped earnings, which will be fully taxed upon release.

In addition, a temporary provision to the Encouragement Law was published, which offers a reduced tax payment arrangement to companies that have trapped earnings. The temporary provision, which is valid until November 14, 2022, stipulates that companies that have chosen to apply it, will be entitled to a tax rebate on corporate income tax, for the released trapped earnings. The release of trapped earnings allows their distribution at a beneficiary corporate tax rate according to the ratio of the distributed profits.

The beneficiary corporate tax will be determined according to the ratio of the trapped earnings that the company seeks to release from all its trapped earnings. It will range between 40% to 70% of the corporate tax rate that would have applied to income in the year it was generated, but in any case, not less than 6%. Eligibility for the beneficiary corporate tax rate is conditional on a company's decision to release part or all of its trapped earnings and the payment of the tax due until November 14, 2022, as well as on making investments in the companies' industrial plants over five years, in accordance with the formula set forth in the amendment.

Considering the above-mentioned amendment, the Company assessed its deferred tax liabilities with regards to the possibility to release trapped earnings in its future dividend distributions. In December 2021, due to the Company's settlement agreement with the Israeli Tax Authorities, regarding tax assessments for the years 2015-2019, and as a result of the Company's decision to apply the said temporary provision, the Company recognized a tax provision for the release of trapped earnings in the total amount of $47 million. Accordingly, no additional tax provision is required in respect of the unreleased trapped earnings which as of December 31, 2021, amounted to about NIS 950 million ($305 million).

ICL Group Limited Consolidated Financial Statements 59

Notes to the Consolidated Financial Statements as of December 31, 2021

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

In November 2015, the Knesset passed the Economic Efficiency Law, which expanded the exception to all of the Enterprise’s activities up to the time of the first marketable product (for additional details – see Section 4 below). However, tax benefits to which a Beneficiary Plant was entitled were not cancelled in respect of investments made up to December 31, 2012. Therefore, such plants are able to utilize the tax benefits in respect of such investments, in accordance with the provisions of the old law.

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

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 15 - Taxes on Income (cont'd)

A.	Taxation of companies in Israel (cont'd)

3.	The Law for the Encouragement of Industry (Taxation), 1969

a)
Some of the Company’s Israeli subsidiaries are “Industrial Enterprise”, as defined in the abovementioned law. In respect of buildings, machinery and equipment owned and used by any "Industrial Enterprise", the Company is entitled to claim accelerated depreciation as provided by the Income Tax Regulations – Adjustments for Inflation (Depreciation Rates), 1986 which allow accelerated depreciation to any "Industrial Enterprise" as of the tax year in which each asset is first placed in service.

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

The taxable profit is based on the mineral operating income, as adjusted, after a deduction of 5% of the mineral’s year end working capital, and an amount that reflects a yield of 14% on the value of property, plant and equipment used for production and sale of the quarried material (hereinafter – Yield).

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

Notes to the Consolidated Financial Statements as of December 31, 2021

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

Regarding the bromine resource, the sale price of bromine sold to related parties, in and outside of Israel, who use the bromine for bromine compounds manufacturing activities, shall be, in each tax year, the higher of:

1)	Actual price in the sale transaction.

2)	A price which will provide an operating profit for the bromine compounds manufacturer of 12% out of the revenue it generates from bromine compounds sales.

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

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 15 - Taxes on Income (cont'd)

A.	Taxation of companies in Israel (cont'd)

4.	The Law for Taxation of Profits from Natural Resources (cont'd)

Corporate income Tax:

The Law for Encouragement of Capital Investments was revised such that the definition of a “Plant for Production of Quarries” will include all the plant’s activities up to production of the first marketable natural resource of potash, bromine, magnesium and phosphates. Accordingly, activities involved with production of the resource will not be entitled to tax benefits under the Law, whereas activities relating to downstream products, such as bromine compounds, acids and fertilizers, will be entitled to tax benefits under the Law.

The Natural Resource Tax will be deductible from the Company's taxable income and the Company will pay the Corporate Tax on the balance as is customary in Israel.

Amendment number 3 to the Law

In November 2021, Amendment number 3 to the Law was approved by the Israeli Kneset, according to which the arrangement of tax collection will be altered so that companies will be required to pay 75% of the disputed tax, after objecting to a tax assessment by appeal to the district court, and prior to a Court ruling. Prior to this amendment, the payment of the Surplus Profit Levy in dispute was not required until a Court ruling is rendered. This amendment may impact the collection of Surplus Profit Levy from the Company for the years 2016 and onwards.

B.	Taxation of non-Israeli subsidiaries

Subsidiaries incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence. The principal tax rates applicable to the major subsidiaries outside Israel are as follows:

Country	Tax rate	Note
Brazil	34%
Germany	29%
United States	26%	(1)
Netherlands	25%
Spain	25%
China	25%
United Kingdom	19%

(1)	The tax rate is an estimated average and includes federal and states tax. Different rate may apply in each specific year, as a result of different allocation of income between the different states.

ICL Group Limited Consolidated Financial Statements 63

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 15 - Taxes on Income (cont'd)

C.	Carried forward tax losses

As of December 31, 2021, the balances of the carryforward tax losses of subsidiaries for which deferred taxes were recorded, is about $286 million (December 31, 2020 – about $418 million).

As of December 31, 2021, the balances of the carryforward tax losses to future years of subsidiaries for which deferred taxes were not recorded, is about $338 million (December 31, 2020 – about $392 million).

As of December 31, 2021, the capital losses for tax purposes available for carryforward to future years for which deferred taxes were not recorded is about $161 million (December 31, 2020 – about $163 million).

D.	Tax assessments

(1)
The Company and the main operational companies in Israel (DSW, Rotem, Bromine, DSM, and BCL), have received final tax assessments up to and including 2019 (see items 2 and 3 below). Other companies in Israel received final tax assessments up to and including 2016. The main subsidiaries outside of Israel have final tax assessments up to and including 2015.

(2)

Regarding the tax assessment for the years 2012‑2014 issued by the Israeli Tax Authorities (ITA) to the Company and to certain Israeli subsidiaries, in September 2021, a judgment was given approving a settlement agreement between the Company and the ITA, for the final and complete settlement of all claims, demands and arguments of the ITA against the Company in connection with such tax assessments. As a result, the Company paid $30 million, plus interest and linkage. The settlement had no material impact on the Company's Financial Statements.

Regarding the tax assessment for the year 2015 issued by the ITA, in December 2021, the Company reached an agreement with the ITA regarding the tax years 2015‑2019, pursuant to which the Company will pay $105 million, plus interest and linkage. The agreement will constitute complete and final settlement of all ITA's claims, demands and arguments against the Company for the said tax years. The settlement had no material impact on the Company's Financial Statements. For the release of trapped earnings see item A(2) above.

(3)

The Company's subsidiary in Belgium (hereinafter - ICL Belgium or the Company) recognized a notion deduction on its capital, based on its interpretation of the Belgian tax law. This position was disputed by the tax authorities. In November 2021, the Supreme Court accepted the Company's position, which finalized all tax disputes with the local tax authorities.

ICL Group Limited Consolidated Financial Statements 64

Notes to the Consolidated Financial Statements as of December 31, 2021

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

As of the reporting date, no regulations under the Law have yet been enacted (except for regulations regarding advances on account of tax payments, published in July 2018), no circulars have been published and no court decisions have been rendered as to the implementation of this new Law that was imposed, to the best of the Company's knowledge, only on one other company. The financial statements of Dead Sea Works, Dead Sea Bromine and Dead Sea Magnesium (hereinafter – the Subsidiaries), serve as a basis for the mineral based financial reports (hereinafter – Surplus Profit Reports) required to be filed for tax calculation under the Law. Such calculation involves interpretations and assumptions on several significant matters, which require management’s judgment.

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

As part of the preparation of the Subsidiaries' financial statements, the Company received an opinion from an independent appraiser regarding the fair value of the property, plant and equipment, which was based on the Replacement Cost methodology (as used assets). According to the opinion, the fair value of the property, plant and equipment was estimated at about $6 billion, as of December 31, 2015, the date the Law entered into effect.

ICL Group Limited Consolidated Financial Statements 65

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 15 - Taxes on Income (cont'd)

E.	Uncertain Tax Position (cont'd)

Given the mineral's price environment, its effect on the profitability of the Subsidiaries and after deduction of a 14% allowed deductible on the balance of property, plant and equipment, as stated in the law and based on the replacement cost, as of December 31, 2021, no natural resources tax liability was payable. In respect of the phosphate resource, due to prior years' losses, no natural resources tax liability was payable.

The Tax Authority's position could be materially different, even in very significant amounts, mainly, as a result of the different interpretation regarding the implementation of the Law, with respect to the carrying amount for natural resources tax purposes of the property, plant and equipment.

Should the ITA, and subsequently the applicable District Court, in case of an appeal, decides that the measurement of the property, plant and equipment, for this purpose, should be in accordance with depreciated historical cost, and fully rejects the Company's arguments with respect to this issue, the result can be an increase in the Company's tax liabilities in an aggregate amount of about $237 million (including interest and linkage and net of corporate income tax) for the years 2016‑2021. The Company believes that it is more likely than not that its position will be accepted.

In March 2021, the ITA issued an assessment for the years 2016‑2017, which includes a demand for payment of Surplus Profit Levy, in the amount of approximately $77 million, plus interest and linkage. The amount represents, in essence, the different interpretation regarding the measurement of operational property, plant and equipment. The Company submitted its objection to the ITA. As of the reporting date, no decision has yet been made regarding the said objection.

ICL Group Limited Consolidated Financial Statements 66

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 15 - Taxes on Income (cont'd)

F.	Deferred income taxes

1.	The composition of the deferred taxes and the changes therein, are as follows:

In respect of financial position				In respect of carry forward tax losses	Total
Depreciable property, plant and equipment and intangible assets	Inventories	Provisions for employee benefits	Other
$ millions

Balance as of January 1, 2020	(421)	32	84	19	54	(232)
Changes in 2020:
Amounts recorded in the statement of income	(17)	6	13	(28)	60	34
Amounts recorded to a capital reserve	-	-	(6)	-	(3)	(9)
Translation differences	(1)	-	3	2	4	8
Balance as of December 31, 2020	(439)	38	94	(7)	115	(199)
Changes in 2021:
Additions in respect of business combinations	-	1	1	9	2	13
Amounts recorded in the statement of income	16	-	2	(14)	(24)	(20)
Amounts recorded to a capital reserve	-	-	(22)	(1)	-	(23)
Translation differences	2	-	(2)	(3)	(5)	(8)
Balance as of December 31, 2021	(421)	39	73	(16)	88	(237)

2.	The currencies in which the deferred taxes are denominated:

As of December 31
2021	2020
$ millions	$ millions

Euro	84	73
Brazilian Real	13	(4)
British Pound	-	17
U.S Dollar	(10)	(6)
Israeli Shekels	(327)	(280)
Other	3	1
	(237)	(199)

ICL Group Limited Consolidated Financial Statements 67

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 15 - Taxes on Income (cont'd)

G.	Taxes on income included in the income statements

1.	Composition of income tax expenses (income)

For the year ended December 31
2021	2020	2019
$ millions	$ millions	$ millions

Current taxes	145	70	91
Deferred taxes	22	(43)	61
Taxes in respect of prior years	93	(2)	(5)
	260	25	147

2.	Theoretical tax

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates in Israel (see A(2) above) and the tax expense presented in the statements of income:

For the year ended December 31
2021	2020	2019
$ millions	$ millions	$ millions

Income before taxes on income, as reported in the statements of income	1,092	49	628
Statutory tax rate (in Israel)	23%	23%	23%
Theoretical tax expense	251	11	144
Add (less) – the tax effect of:
Reduced tax due to tax benefits	(64)	(6)	(8)
Differences deriving from additional deduction and different tax rates applicable to foreign subsidiaries	(10)	(4)	(15)
Tax on dividend	3	2	2
Deductible temporary differences and their reversal (including carryforward losses) for which deferred taxes assets were not recorded and non–deductible expenses	(8)	14	17
Taxes in respect of prior years*	93	(2)	(5)
Differences in measurement basis	(8)	10	15
Other differences	3	-	(3)
Taxes on income included in the income statements	260	25	147

* In 2021, including $47 million in respect of trapped earnings release

ICL Group Limited Consolidated Financial Statements 68

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 15 - Taxes on Income (cont'd)

H.	Taxes on income relating to items recorded in equity

For the year ended December 31
2021	2020	2019
$ millions	$ millions	$ millions

Tax recorded in other comprehensive income
Actuarial gains from defined benefit plan	(22)	(6)	10
Change in investments at fair value through other comprehensive income	(21)	-	(1)
Taxes in respect of exchange rate differences on equity loan to a subsidiary included in translation adjustment	(1)	(3)	1
Total	(44)	(9)	10

Note 16 - Employee Benefits

A.	Composition

Composition of employee benefits:

As of December 31
2021	2020
$ millions	$ millions

Fair value of plan assets	648	629
Termination benefits	(135)	(158)
Defined benefit obligation	(993)	(1,075)
	(480)	(604)

Composition of fair value of the plan assets:

As of December 31
2021	2020
$ millions	$ millions

Equity instruments
With quoted market price	230	224
Without quoted market price	50	40
	280	264
Debt instruments
With quoted market price	337	334
Without quoted market price	3	3
	340	337
Deposits with insurance companies	28	28

	648	629

ICL Group Limited Consolidated Financial Statements 69

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 16 - Employee Benefits (cont'd)

B.	Severance Pay

1.	Israeli companies

The labor laws in Israel require the Company to pay severance pay to employees who were dismissed or have retired (including those who left the Company in other specific circumstances). The liability for the payment of severance pay is calculated according to the labor agreements in effect on the basis of salary components which, in the opinion of Company management, create an obligation to pay severance pay.

The Company has two severance pay plans: one plan according to the provisions of section 14 of the Severance Pay Law, which is accounted for as a defined contribution plan; and the other for employees to whom section 14 does not apply, which is accounted for as a defined benefit plan. The Company’s liability in Israel for the payment of severance pay to employees is mostly covered by current deposits in the names of the employees in recognized pension and severance pay funds, and by the acquisition of insurance policies, which are accounted for as plan assets.

2.	Certain subsidiaries outside Israel

In countries wherein subsidiaries operate that have no law requiring payment of severance pay, the subsidiaries have not recorded a provision in the financial statements for possible eventual future severance payments to employees, except in cases where part of the activities of the enterprise is discontinued and, as a result, the employees are dismissed.

C.	Pension and Early Retirement

(1)
Some of the Company’s employees in and outside of Israel have defined benefit pension plans for their retirement, which are controlled by the Company. Generally, according to the terms of the plans, as stated, the employees are entitled to receive pension payments based on, among other things, their number of years of service (in certain cases up to 70% of their last base salary) or computed, in certain cases, based on a fixed salary. Some employees of a subsidiary in Israel are entitled to early retirement if they meet certain conditions, including age and seniority at the time of retirement.

(2)
Some subsidiaries have signed plans with funds – and with a pension fund for some of the employees – under which such subsidiaries make current deposits with that fund which releases them from their liability for making a pension payment under the labor agreements to their employees upon reaching a retirement age. The amounts funded are not reflected in the statements of financial position, since they are not under the control and management of the subsidiaries.

ICL Group Limited Consolidated Financial Statements 70

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 16 - Employee Benefits (cont'd)

D.	Post-employment retirement benefits

Some of the Company retirees receive, aside from the pension payments from a pension fund, benefits that are primarily holiday gifts and paid vacations. The company’s liability for these costs accrues during the employment period. The Company includes in its financial statements the projected costs in the post-employment period according to an actuarial calculation.

E.	Movement in net defined benefit obligation and in its components:

Fair value of plan assets		Defined benefit obligation		Defined benefit obligation, net
2021	2020	2021	2020	2021	2020
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Balance as of January 1	629	583	(1,075)	(1,004)	(446)	(421)
Income (costs) included in profit or loss:
Current service costs	-	-	(24)	(22)	(24)	(22)
Interest income (expenses)	6	5	(14)	(14)	(8)	(9)
Past service cost	-	-	12	11	12	11
Effect of movements in exchange rates, net	8	16	(16)	(34)	(8)	(18)
Included in other comprehensive income:
Actuarial profits (losses) deriving from changes in financial assumptions	-	-	68	(24)	68	(24)
Other actuarial gains	17	9	-	-	17	9
Change with respect to translation differences, net	(10)	18	21	(32)	11	(14)
Other movements:
Benefits received (paid)	(6)	(6)	35	44	29	38
Employer contribution	4	4	-	-	4	4
Balance as of December 31	648	629	(993)	(1,075)	(345)	(446)

The actual return on plan assets in 2021, is $23 million, compared with $14 million in 2020 and $61 million in 2019.

F.	Actuarial assumptions

Principal actuarial assumptions as of the reporting date (expressed as weighted averages):

For the year ended December 31
2021	2020	2019
%	%	%

Discount rate as of December 31	2.1	1.7	2.1
Future salary increases	3.9	3.4	3.2
Future pension increase	2.3	2.0	2.1

ICL Group Limited Consolidated Financial Statements 71

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 16 - Employee Benefits (cont'd)

G.	Sensitivity analysis

Assuming all other assumptions remain constant, the following reasonable possible changes affect the defined benefit obligation as of the date of the financial statements in the following manner:

December 2021
Decrease 10%	Decrease 5%	Increase 5%	Increase 10%
$ millions	$ millions	$ millions	$ millions

Significant actuarial assumptions
Salary increases	(14)	(7)	7	14
Discount rate	20	10	(10)	(20)
Mortality table	24	12	(12)	(24)

The assumptions regarding the future mortality rate are based on published statistics and accepted mortality tables.

H.	The Effect of the plans on the Company's future cash flows

The expenses recorded in respect of defined contribution plans in 2021 are $43 million (in 2020 $39 million and in 2019 $37 million).

The Company estimates that the expected deposits in 2021 to fund defined benefit plans are about $9 million.

As of December 31, 2021, the Company estimates that the life of the defined benefit plans, based on a weighted average, is about 13.6 years (2020 – about 15.3 years).

I.	Long-term incentive plan

(1)
In February 2022, the Company’s HR & Compensation Committee and the Board of Directors approved a triennial equity grant for the years 2022-2024 in the form of options exercisable to the Company's ordinary shares. For further information - see Note 19.

(2)
In November 2021, Company's HR & Compensation Committee and the Board of Directors approved a new Cash LTI plan, according to which, other senior managers will be awarded a cash incentive in 2024, the fair value of the grant as of the grant date is about $40 million. The grant is subject to achievement of certain financial targets over the three years and can be affected by the change in share price.

(3)
In April 2019, Company’s HR & Compensation Committee and the Board of Directors approved a Cash LTI plan, according to which, senior managers will be awarded with a cash incentive of about $32 million to be paid in 2022, subject to compliance with certain financial targets over the three years. As of December 31, 2021, the financial targets were met.

ICL Group Limited Consolidated Financial Statements 72

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 17 – Provisions

A.	Composition and changes in the provision

Site restoration and equipment dismantling	Legal claims	Other	Total
$ millions	$ millions	$ millions	$ millions

Balance as of January 1, 2021	279	10	32	321
Provisions recorded during the year	24	5	12	41
Provisions recorded in respect of business combinations	-	3	-	3
Provisions reversed during the year	-	(3)	(1)	(4)
Payments during the year	(13)	(1)	(2)	(16)
Translation differences	(7)	(1)	-	(8)
Balance as of December 31, 2021	283	13	41	337

(1)	Main items under 'Site restoration and equipment dismantling':

a.
Spain – In June 2018, a new restoration plan was approved for the Suria and Sallent sites, which included a plan for handling the salt piles and dismantling of facilities. The restoration plan for the Suria site is scheduled to extend until 2094, and for the Sallent site up to 2075.

Estimation of the projected costs for the closure and restoration of the Sallent site – the main portion of the estimated costs for closure and restoration is attributed to restoration of the salt pile. The Company is treating the salt pile, by both utilizing the salt for production and sale for de-icing purposes, and by processing the material and removing it to the sea via a Collector. As of December 31, 2021, the total provision for the closure and restoration of the Sallent site amounts to $77 million. The estimation is based on a long-term forecast, covering a period of more than 50 years, along with observed estimates and, therefore, the actual costs that may be required to restore the Sallent site may differ, even substantially, from the current provision. In the Company's estimation, the provision in its books reflects the best estimate of the expense required to settle this obligation.

b.
Rotem Israel – as of December 31, 2021, according to the Company's estimation, the provision for the restoration of the mining sites and waste repositories, for Rotem Israel's operations, amounted to $89 million. The provision is measured based on the present value of the cash flows, which relies on the Company's estimation of the future expense required for the restoration of the mining sites. The actual costs that may be required may differ, even substantially, from the current provision, as a result of the inherent complexity of such estimation, the Company's future decisions regarding the facilities and regulatory requirements.

ICL Group Limited Consolidated Financial Statements 73

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 17 – Provisions (cont'd)

A.	Composition and changes in the provision (cont'd)

c.
Bromine Israel (Neot Hovav) – pursuant to the Ministry of Environmental Protection, the Company is required to treat both solid waste of past periods which is stored in a designated defined area on the site's premises, and currently-produced waste created during the ongoing production processes in the plant. Waste treatment is partly conducted through a hydro-bromine acid recovering facility (BRU), operated by the Company. Part of the waste is sent for external designated treatment. As of December 31, 2021, the provision for prior periods waste treatment amounted to about $43 million. In the Company's estimation, based on the information currently available to it, the provision included in its financial statements covers the estimated cost for treating prior periods waste.

(1)
In 2016, a court decision was rendered which determined that ICL Iberia bears responsibility for contamination of water in certain wells at the Suria and Sallent sites (due to an over concentration of salt). In 2018, claims were received from several owners of the land surrounding the wells, demanding compensation from ICL Iberia for damages in the aggregate amount of $22 million. In the Company's estimation it is more likely than not that it would be required to compensate the owners in the amount of up to $4 million. The provision in the Company's books reflects this estimate.

(2)
In 2017, the Israeli Water Law was amended, according to which saline water of the kind produced for Dead Sea plants by the Company's own water drilling is charged with water fees. The Company objected to the charges relating to water drilling within the concession area, which constitutes about 65% of the total charge, based on various arguments, most notably the provisions of the Concession Law. In October 2021, the Water Authority informed the Company that water fees will not be charged for water production within the concession area.

In addition, in March 2021, a decision was made by the Water Authority, whereby despite the Company's objection, its definition should be changed to "Consumer-Producer", as defined in the Water Law, starting with the production license for 2021. The main implication of this change is an increase in the water fees of about $3 million per year for water from drillings outside the concession area. The Company filed an appeal with the water court against the said decision and the parties presented their arguments in a preliminary hearing. A hearing procedure is being held, in the framework of which an additional deliberation was scheduled for April 2022.

ICL Group Limited Consolidated Financial Statements 74

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 18 - Commitments, Concessions and Contingent Liabilities

A.	Commitments

(1)
Several of the Group’s subsidiaries have entered into agreements with suppliers for the purchase of raw materials and energy in the ordinary course of business, for various periods ending on December 31, 2036. As of December 31, 2021, the total amount of the commitments under the said purchase periods of the agreements is about $2.4 billion. This item takes into consideration part of the agreements described below.

(2)
Several of the Group’s subsidiaries have entered into agreements with suppliers for the acquisition of property, plant and equipment. As of December 31, 2021, the subsidiaries have capital expenditures commitments of about $617 million. This item takes into consideration part of the agreements described below.

(3)
As part of the collaboration between ICL's subsidiary in Spain (ICL Iberia) and the government of Catalonia to achieve environmental sustainability goals, the Company has undertaken to carry out restoration of the salt piles in its sites, mainly by processing and removing them to the sea via a collector. In April 2021, the Company signed an agreement with the Catalan Water Agency for the construction and operation of a collector. The main highlights of the agreement include, among other things, the guidelines by which the project will be managed, the financing aspects of the project, the definition of project costs and the determination of the operational maintenance mechanism, including usage costs. Based on the said agreement and Spain's water law, it was determined that ICL Iberia will assume up to 90% of the project's cost (approximately $110 million), to be paid throughout the construction and operating periods. Construction, which has already begun, is expected to extend over a four-year period and the operations period is expected to be over 25 years.

(4)
In December 2017, the Company entered into a gas purchase agreement with Energean Israel Limited (hereinafter - Energean) who holds a license for the development of the Karish and Tanin gas reservoirs. Under the agreement, Energean is expected to supply the Company with natural gas (NG) at a quantity of up to 13 BCM, at a value of $1.8 billion, over a period of 15 years, commencing with the commercial operation of Karish and Tanin. The NG from the reservoirs will be used for running ICL’s factories and power stations in Israel.

In 2018, the Company entered into two supply agreements with Tamar and Leviathan reservoirs to secure its gas supply needs until the end of 2025 or until the entry of the Karish and Tanin reservoirs into service, whichever occurs first.

In February 2020, Energean announced a "Force Majeure" under the GSPA and of potential expected delays in the supply of NG. ICL rejected the announcement.

In October 2020, the Company chose to exercise its rights for early termination of its agreements with Tamar and Leviathan reservoirs, and to sign an exclusive agreement with Tamar reservoir to supply the full amount of NG consumed by the Company in the interim period, until full gas supply is obtained from Energean, at a price of about $4 per MMBTU (hereinafter – the Bridge Agreement). The Bridge Agreement is in effect until the end of April 2022, on a firm basis, with an extension option on an interruptible basis until December 31, 2022.

ICL Group Limited Consolidated Financial Statements 75

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

A.	Commitments (cont'd)

(4)	(Cont'd)

In January 2022, Energean announced that the gas supply is expected to be postponed until the third quarter of 2022, following its previous announcement of postponement until mid‑2022. The Company has reserved all of its rights in relation to Energean's announcements.

The Company is taking measures to secure its supply of NG considering the continued delays in Energean's supply and believes it is more likely than not that it will obtain sufficient NG for its facilities in Israel until the full supply of NG from Energean is obtained. Nevertheless, considering the current circumstances and additional possible delays in Energean’s supply, as well as expected high demand, which may lead to potential shortage and/or significant price increase of NG in Israel, there is no certainty that the Company will successfully secure the required NG quantities for its facilities, or their prices from the end of April 2022. Failure to ensure sufficient supply of NG for the Company's facilities and/or to preserve the current price environment may lead to a material impact on the Company's business, financial position and results of operations.

(5)
In June 2020, the Company entered into a long-term lease agreement with a third party, according to which ICL will lease an office building in Be'er Sheva Israel for a period of 15 years, with a 10-year extension option, at an annual rent of about $3 million. The lease period is expected to commence in 2024 (at the completion of the construction period).

(6)
The Articles of Association of the Company and its Israeli subsidiaries include provisions that permit exemption, indemnification and insurance of the liability of officers, all in accordance with the provisions of the Companies Law.

The Company, with the approval of its HR & Compensation Committee, the Board of Directors and the General Meeting of the shareholders, granted its officers a letter of exemption and indemnification, and also maintains an insurance policy covering directors' and officers' liability. The directors' and officers' liability insurance and the exemption and indemnity undertaking do not apply to those cases specified in Section 263 of the Companies Law. The exemption relates to damage caused and/or will be caused, by those officers as a result of a breach of the duty of care to the Company. Regarding directors who are office holders of Israel Corp., who may serve from time to time, on January 5, 2021, the shareholders' general meeting approved the extension of the period for exemption and indemnification entered into with such office holders, for an additional 9 years, commencing November 30, 2020, provided that the exemption shall not apply to liabilities arising in connection with a transaction or resolution in which a controlling shareholder or an office holder, including an office holder who is other than the office holder party to the agreement, has a personal interest.

The amount of the indemnification payable by the Company under the letter of indemnification, in addition to amounts received from an insurance company, if any, for all of the officers on a cumulative basis, for one or more of the events detailed therein, is limited to $300 million. The insurance is renewed annually.

ICL Group Limited Consolidated Financial Statements 76

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

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

In accordance with section 24 (a) of the Supplement to the Concession Law, it is stated, among other things, that at the end of the concession period all the tangible assets at the concession area will be transferred to the government, in exchange for their amortized replacement value – the value of the assets as if they are purchased as new at the end of the concession period, less their technical depreciation based on their maintenance condition and the unique characteristics of the Dead Sea area.

Pursuant to section 24 (b) of the Supplement to the Concession Law, it is stated that capital investments made 10 years before the concession ends (i.e., April 2020) to the end of the concession period require a prior consent of the Government, unless they can be fully deducted for tax purposes before the end of the concession period. However, the Government's consent to any fundamental investment that may be necessary for the proper operation of the plant, will not be unreasonably delayed or suspended. In 2020, a work procedure was signed between the Company and the Israeli Government for the purpose of implementing section 24(b). The procedure determines, among other things, the manner of examining new investments and the consent process. In addition, the procedure determines the Company's commitment to invest in fixed assets, including for preservation and infrastructure, and for ongoing maintenance of the facilities in the concession area (for the period beginning in 2026) and the Company's commitment to continue production of potassium chloride and elemental bromine (for the period commencing 2028), all subject to the conditions specified in the procedure. Such commitments do not change the way the Company currently operates. The Company operates with the Israeli Government in accordance with the procedure and obtains investment approvals from time to time as required.

In 2015, the Minister of Finance appointed a team to determine the “governmental activities to be conducted towards the end of the concession period”. The public’s comments in this matter were submitted to an inter-ministerial team.

ICL Group Limited Consolidated Financial Statements 77

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(1)	DSW (cont'd)

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

The consolidated Financial Statements were prepared under management's belief that it is more likely than not, that DSW will continue to operate the relevant assets for their remaining useful lives, which extends beyond the term of the current concession period, by obtaining the renewed concession or by operating the assets for an alternative holder. The consolidated depreciation expenses in 2021, relating to the assets located within the concession area, amounted to about $86 million.

As part of the preparation process for the Israeli Subsidiaries’ financial statements, DSW, Dead Sea Bromine and Dead Sea Magnesium for 2016 and onward, which serve as a basis for the financial reports prepared pursuant to the provisions of the Taxation of Natural Resources Law (hereinafter – the Law), the Company received an opinion from an independent appraiser regarding the fair value of fixed assets. The Property, Plant and Equipment value provided in the opinion is based on the Replacement Cost methodology (as used assets) and was estimated at about $6 billion, as of December 31, 2015, the date the Law entered into effect.

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

ICL Group Limited Consolidated Financial Statements 78

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(1)	DSW (cont'd)

It is expected that the value of the Property, Plant and Equipment, at the end of the concession period, will change as time passes and as a result of purchase and disposals of assets.

Royalties

In consideration of the concession, DSW pays royalties to the Government of Israel, calculated at a rate of 5% of the value of the products at the plant gate, less certain expenses.

DSW granted a sub‑concession to Dead Sea Bromine Ltd. to produce bromine and its compounds from the Dead Sea, the expiration date of which is concurrent with the DSW concession. The royalties in respect of the products manufactured by Dead Sea Bromine are received by DSW, which then pays them to the State of Israel. Royalties are also paid by Dead Sea Magnesium on the basis of carnallite used for production of magnesium.

(2)	Rotem Amfert Israel (hereinafter – “Rotem Israel”)

Rotem Israel has been mining phosphates in the Negev in Israel for more than sixty years. The mining is conducted in accordance with phosphate mining concessions, which are granted from time to time by the Minister of Energy under the Mines Ordinance, by the Supervisor of Mines in his Office, as well as the mining authorizations issued by the Israel Lands Authority (hereinafter – the Authority). The concessions relate to quarries (phosphate rock), whereas the authorizations cover use of land as active mining areas.

Mining Concessions

Rotem Israel had two mining concessions: (1) Rotem Field (including the Hatrurim Field) and (2) Zafir Field (Oron‑Zin) which were valid until the end of 2021.

In December 2021, the Ministry of Energy granted Rotem Israel an extension to a unified concession (which includes all Rotem's mining fields) for an additional three years, until the end of 2024. In order to comply with the concession's provisions, the Company undertook, among other things, to assure that Rotem meets its existing obligations to rehabilitate its mining and plants areas, according to outlined requirements attached to the new concession, also by means of a bank guarantee in the amount of $19 million.

As part of the Company’s efforts to secure Rotem Israel’s future phosphate rock resources, in January 2022, the Ministry of Energy granted Rotem Israel an exploration license for phosphate in an area of 1,065 dunams, North of the Oron Concession. The license is valid until the end of 2023. The Company intends to carry out the examinations required to establish the existence of minerals in this area.

ICL Group Limited Consolidated Financial Statements 79

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(2)	Rotem Israel (cont'd)

Lease Agreements

Rotem Israel has two lease agreements in effect until 2024 and 2041 and an additional lease agreement of the Oron plant, which the Company has been working to extend since 2017, by exercising the extension option provided in the agreement.

Mining Royalties

As part of the terms of the concessions in respect of mining of phosphate, Rotem Israel is required to pay the State of Israel royalties based on a calculation as stipulated in the Israeli Mines Ordinance.

In accordance with the Mines Ordinance (Third addendum A), the royalty rate for production of phosphates is 5% of the value of the quarried material. As part of the process of extending the concession as detailed above, an order was issued by the Ministry of Energy to amend the Third addendum A which is intended to anchor and clarify the basis for calculating the royalties and its components in the coming years. Following the provision of the order, the Company also aligned its royalties' calculation for prior years, and as a result, recognized an additional amount of $7 million.

Planning and Building

The mining and quarrying activities require a zoning approval of the site based on a plan in accordance with the Israeli Planning and Building Law, 1965. These plans are updated, as needed, from time to time. As of the reporting date, there are various requests at different stages of deliberations pending before the planning authorities.

Zin-Oron area - In 2016, the District Board for the Southern District approved a detailed site plan for mining phosphates in the Zin‑Oron area. This plan, which covers an area of about 350 square kilometers, will permit the continued mining of phosphate located in the Zin valley and in the Oron valley for a period of 25 years or until the exhaustion of the raw material – whichever occurs first, with the possibility for extension (under the authority of the District Planning Board).

Barir field - The Company is working to promote the plan for mining phosphates in Barir field, located in the southern part of the South Zohar deposit in the Negev Desert. In 2015, the National Planning and Building Council (hereinafter – the National Council) approved the Policy Document regarding Mining and Quarrying of Industrial Minerals, which included a recommendation to permit phosphate mining in the South Zohar deposit and to advance a detailed National Outline Plan for the Barir field mining site. According to the recommendation of the National Council, the government’s Housing Cabinet approved the National Outline Plan (hereinafter - NOP 14B).

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

ICL Group Limited Consolidated Financial Statements 80

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(2)	Rotem Israel (cont'd)

In addition, it was decided to establish a team with representatives of the ministries of Treasury, Health, Transportation, Environmental Protection and Energy (hereinafter – The Inter-ministerial team), which will present to the Housing Cabinet a report that includes health aspects for NOP 14B.

In 2018 and 2019, petitions were submitted to the Israeli Supreme Court of Justice by the municipality of Arad and by residents of the Bedouin diaspora in the "Arad Valley" against the National Council, the Government of Israel and Rotem Israel, to revoke the approval of NOP 14B and to order the National Council to discuss the NOP directives, while giving proper weight to the health risk.

In 2020, the inter-ministerial team reached an outline agreement regarding the examination of the health aspects of the NOP 14B, which, according to the state, constitutes an appropriate response for the review of potential health hazards on which the petitions focus.

In October 2021, the Israeli Supreme Court of Justice decided to reject the petitions. The court’s decision followed the National Planning and Building Council's decision, from August 2021, to incorporate the main points of the outline agreement in the provisions of NOP 14B.

In November 2021, the Housing Cabinet, approved once again the amended NOP 14B, following which, the Minister for Environmental Protection submitted a request for a government review of past decisions, which in accordance with the decision of the Ministry of the Interior will be held within 180 days, prior to promoting the Barir Detailed NOP.

In addition to the procedures described above, securing the future of the phosphate mining operations at Rotem Israel depends among other things, on the following matters:

•

Emissions permit under the Israeli Clean Air Act (hereinafter - the Law): In June 2021, the Company's emission permit was renewed by the Israeli Ministry of Environmental Protection (MoEP), until September 2023. The renewed permit reflects an updated outline of requirements. Postponement in the execution of a limited number of projects was granted within the framework of an administrative order under Section 45 of the Law, received in July 2021. Management still expects difficulties in meeting the execution schedules of a limited number of projects and accordingly continues to work with the MoEP to find a satisfactory solution regarding the timing of the investments, taking into account the impact of uncertainty surrounding Rotem Israel's activity, as far as the implementation of long-term projects is concerned.

ICL Group Limited Consolidated Financial Statements 81

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(2)	Rotem Israel (cont'd)

•	Oron's lease agreement - The Company has been working to extend the lease agreement for Oron's plant area since 2017 by exercising the extension option provided in the agreement.

•
Phosphogypsum storage - In October 2021, a new Urban Building Plan was approved, the main objectives of which are to regulate areas for phosphogypsum storage reservoirs.  According to the new Plan, the Company is required to obtain building permits involving permit fees. Due to the ambiguity of the guidelines regarding the fee's calculation, there is a difficulty in estimating the future required outflows.

•
Energy Production – In order to ensure the continuity of energy production in Rotem Israel, and in accordance with the policy of the Ministry of Energy and the Ministry of Environmental Protection, the Company is working to accelerate the completion of a project to replace existing energy production infrastructure at Rotem, which utilizes oil shale, with a natural gas-based steam boiler, so it will be completed before the existing mined reserves of oil shale are utilized.

•

Finding economically feasible alternatives for continued mining of phosphate rock in Israel – According to the Company's assessment of economic phosphate reserves in the existing mining areas and the estimated useful life of Rotem's phosphate rock reserves, which are essential for its production, is limited to only a few years. As described above, the Company is working to obtain permits and approvals which will provide an economic alternative for future mining of phosphate rock in Israel.

The Company is continuing its discussions with the relevant authorities, in order that the required approvals, permits and future phosphate rock resources are granted. The Company estimates that it is more likely than not that the said approvals, permits and future phosphate rock resources will be granted within a timeframe that will not materially impact the Company's results. Nevertheless, there is no certainty as to the receipt of such approvals, permits and future phosphate rock resources and/or the date of their receipt. Failure to obtain these approvals, permits and future phosphate rock resources, or a significant delay in receiving them can lead to a material impact on the Company's business, financial position and results of operations.

ICL Group Limited Consolidated Financial Statements 82

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(3)	ICL Iberia – a subsidiary in Spain

ICL Iberia was granted mining rights based on legislation of Spain’s Government from 1973 and the regulations accompanying this legislation. Further to the legislation, the government of the Catalonia region published special mining regulations whereby ICL Iberia received individual licenses for each of the 126 different sites that are relevant to current and possible future mining activities. Some of the licenses are valid until 2037 and the remainder are effective until 2067. The concession for the "Reserva Catalana", an additional site where mining did not commence, expired in 2012. The Company is acting in cooperation with the Spanish Government to obtain a renewal of the concession. According to the Spanish authorities, the concession period is valid until a final decision is made regarding the renewal.

(4)	United Kingdom

A.
The mineral leases of ICL Boulby, ICL's subsidiary in the United Kingdom (hereinafter – ICL Boulby), are based on approximately 74 mineral leases and licenses for extracting various minerals, in addition to numerous easements and rights of way from private owners of land under which ICL Boulby operates, and mineral lease rights under the North Sea granted by The Crown Estates. The mineral lease rights with The Crown Estates, include provisions to explore and exploit all targeted and known polyhalite mineral resources of interest to ICL Boulby. Said leases cover a total area of about 822 square kilometers (onshore leases total around 32 square kilometers and offshore leases from the Crown Estates cover around 790 square kilometers). All the lease periods, licenses, easements and rights of way are effective, some until 2022 and others until 2038. The Company is acting to renew the rights necessary for the mining operation which expire in 2022, or, alternatively, to seek ownership of these rights.

Regarding ICL Boulby's planning permit for mineral exploitation, which is valid until 2023, in December 2021, the North York Moors Park Authority Planning Committee approved ICL Boulby Mine’s application for the continuation of polyhalite and salt production for an additional 25 years, commencing 2023.

The Company believes, it is more likely than not that it will obtain renewal or ownership of all the needed rights and permits.

With respect to the mining royalties, ICL Boulby pays royalties of 1.5% which in 2021, amounted to $1.4 million.

B.
A UK subsidiary which is a part of the Innovative Ag Solutions segment (hereinafter – Everris Limited), has peat mines in the UK (Creca, Nutberry and Douglas Water). Peat is used as a component to produce professional growing media. All sites are owned by Everris Limited. The current extraction permits are granted by the local authorities and are renewed after examining the renewal applications. The extraction permits for Nutberry and Douglas Water were granted until the end of 2024 and until 2037 for Creca.

ICL Group Limited Consolidated Financial Statements 83

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(5)	YPH - China

Mining Concessions

YPH, ICL's subsidiary in China, which is equally owned with Yunnan Phosphate Chemicals Group Corporation Ltd. ("YYTH"), holds two phosphate mining licenses that were issued in July 2015, by the Division of Land and Resources of the Yunnan district in China: (1) a mining license for the Haikou Mine (hereinafter – Haikou) which the Company operates and which is valid until January 2043, and (2) a mining license for the Baitacun Mine, which was renewed in 2021, and is valid until 2023. The Company intends to conduct a risk survey to assess the feasibility and profitably of mining the site.

Grant of Mining Rights to Lindu

In 2016, a subsidiary of YYTH (hereinafter – YPC) issued a statement whereby in 2010 it entered into agreements with the local authority of Jinning County, Yunnan Province and Jinning Lindu Mining Development and Construction Co. Ltd. (hereinafter - Lindu Company), according to which Lindu Company is permitted to mine up to two million tonnes of phosphate rock from a certain area measuring 0.414 square kilometers within the area of the Haikou mine (hereinafter – the Daqing Area) and to sell such phosphate rock to any third party in its own discretion.

YPC has undertaken that YPH’s mining right in the Haikou mine will not be adversely affected by the above-mentioned arrangements. It was decided that YPH should conduct further communications with YPC and Lindu Company, for the purpose of protecting its legal rights and to urge the parties to reach a fair, just, and reasonable solution to this issue, as soon as possible.

Natural Resources Royalties

With respect to the mining rights, in accordance with China "Natural Resources Tax Law", YPH pays royalties of 8% on the selling price based on the market price of the rock prior to its processing.

Planning and Building

The production process in YPH requires the Company to operate gypsum and flotation ponds that accumulate phosphogypsum fluid and other materials formed in the production processes. The Company has successfully reached an alignment with the authorities to allow the continuation of its current operations in its ponds until March 2022. YPH is planning to expand its ponds area as part of its ongoing operations plan beyond that date. As of the reporting date, the Company is awaiting the final official certification, which was already obtained verbally in the discussions with the authorities, that will enable the required ponds expansion.

ICL Group Limited Consolidated Financial Statements 84

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities

(1)	Ecology

A.
In September 2020, an application for a class action was filed in the Beer Sheva District Court in Israel against the Company, the Company's subsidiary Rotem Israel, and certain of the Company's present and past office‑holders by a number of local residents in the Arava region in the south of Israel (hereinafter – the Applicants). The Applicants claim that discharge, leakage and seepage of wastewater from ICL's Zin site allegedly caused various environmental hazards to the Zin stream, which resulted in damage to various groups in Israel’s population, including: the Israeli public whose property is Zin stream; those who avoided visiting Zin stream due to the environmental hazards; visitors of Zin stream who were exposed to the aforementioned hazards and the residents of the area near Zin stream who were affected by the hazards. Accordingly, the Applicants request several remedies, including restitution and compensation for the damage that they claim was caused to the various groups in a minimum amount of NIS 3 billion (approximately $933 million), the majority of which relates to compensation for claimed consequential damages. Following the Applicants’ request for temporary relief, a hearing procedure is being held, in the framework of which the Court ordered to receive a regulator position before giving a final decision. The regulator position is expected to be submitted in March 2022.The Company rejects all the said allegations. Considering the preliminary stage of the proceeding and lack of precedents of such cases in Israel, there is a difficulty in estimating its outcome. No provision has been recorded in the Company's financial statements.

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

Within the framework of the petition, the Applicant requests declarative relief and the establishment of a mechanism for compensation awards, without specifying their amount, or alternatively, for splitting remedies to allow each group member to sue for damages in a separate proceeding. On January 10, 2022, the Company filed its response objecting to the petition. A hearing procedure is currently being held, in the framework of which a deliberation should take place in the first quarter of 2022. Considering the early stage of the proceeding and the limited precedents of such cases in Israel, there is a difficulty in estimating its outcome. No provision has been recorded in the Company's financial statements.

ICL Group Limited Consolidated Financial Statements 85

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(1)	Ecology (cont'd)

C.
In March 2018, an application for certification of a claim as a class action was filed with the Be’er Sheva District Court by two groups: the first class constituting the entire public of the State of Israel and the second-class constituting visitors of the Bokek stream and the Dead Sea (hereinafter – the Applicants), against the subsidiaries, Rotem Israel and Periclase Dead Sea Ltd. (hereinafter – the Respondents).

According to the claim, the Respondents have allegedly caused continuous, severe and extreme environmental hazards through pollution of the “Judea group – Zafit formation” groundwater aquifer (hereinafter – the Aquifer) and the Ein Bokek spring with industrial wastewater, and, in doing so, the Respondents have violated various provisions of property law and environmental protection law, including the provisions of the Law for Prevention of Environmental Hazards and the Water Law, as well as violations relating to the Torts Ordinance – breach of statutory duty, negligence and unjust profits.

As a result, the Court was requested to order the Respondents to eliminate the proprietary violation in reference to the Aquifer and Bokek stream by restoration thereof and to pay the public compensation in an estimated amount of NIS 1.4 billion (about $435 million).

In July 2019, the Respondents filed their response, together with three expert opinions, in which they denied all the Applicant's claims. In 2021, the petitioners notified the Court of their decision to cease the mediation process, which was initiated at the end of 2020. Following the petitioners request, the Court's proceedings were renewed. Considering the early stage of the proceedings, the limited precedents of such cases in Israel and due to preliminary issues that arise from the request, there is a difficulty in estimating their outcome. No provision has been recorded in the Company's financial statements.

D.
In July and August 2017, three applications for certification of claims as class actions were filed against the Company, as a result of a partial collapse of the dyke in an evaporation pond at Rotem Amfert Israel which resulted in contamination of the Ashalim Stream and its surrounding area. The claimants contend that the Company breached various provisions of environmental laws, including, the provisions of the Law for Prevention of Environmental Hazards, the Water Law, provisions of the Torts Ordinance, a breach of statutory duty and negligence. In the framework of the first application, the Court was requested to instruct the Company to rectify the harm caused as a result of its omissions, in order to prevent recurrence of the damage caused as well as to grant a monetary remedy for non‑pecuniary damages. The monetary remedy was not defined, however, according to the claimants, the amount of the personal claim is NIS 1,000 ($311) for each resident of the State of Israel, who number approximately 8.68 million persons.

ICL Group Limited Consolidated Financial Statements 86

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(1)	Ecology (cont'd)

D.	(Cont'd)

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

ICL Group Limited Consolidated Financial Statements 87

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(1)	Ecology (cont'd)

D.	(Cont'd)

In November 2018, the Company was notified that all four applicants had agreed to join efforts and manage the class actions in a joint and coordinated manner, as well as of their consent to take part in a mediation process in an attempt to resolve the disputes outside of court. In January 2020, the parties signed a procedural agreement that regulates the procedure by which the disputes will be addressed in the mediation procedure which has been initiated. Considering the early stage of the proceedings, there is a difficulty in estimating their outcome. The Company is in contact with its insurance carriers to activate the relevant insurance policies. No provision has been recorded in the Company's financial statements.

In May 2018, the Company was served with a motion for discovery and pursual of documents (hereinafter – the Motion), filed with the Tel Aviv District Court, by a shareholder of the Company (hereinafter – the Movant), as a preliminary proceeding in preparation for the possible filing of an application for certification of a multiple derivative action against officers of the Company and Rotem Israel who, according to the Movant, caused the alleged damages incurred and to be incurred by the Company as a result of the Ashalim incident. In 2018, the parties reached an arrangement, according to which, the legal proceedings will be delayed until the relevant investigation's materials are provided to the Company by the investigating authority. As of the reporting date, such investigative materials have not yet been received. Considering the proceedings are in an early stage and even suspended, there is a difficulty in estimating their outcome.

E.
In 2015, a request was filed for certification of a claim as a class action, in the Tel Aviv-Jaffa District Court, against eleven defendants, including a subsidiary, Fertilizers and Chemical Ltd., in respect of claims relating to air pollution in Haifa Bay and for the harm allegedly caused by it to residents of the Haifa Bay area. The amount of the claim is about NIS 13.4 billion (about $4.2 billion). In the Company’s estimation, based on the factual material provided to it and the relevant court decision, it is more likely than not that the plaintiffs’ contentions will be rejected.

F.
In December 2021, the Company, along with the State of Israel, received a letter of warning prior to pursuing legal action, by Kibbutz Mitzpe Shalem in Israel, claiming, among others, that they were allegedly responsible for the closure of Mineral Beach in January 2015, as a result of a sinkhole. The Kibbutz claims alleged damages of $27 million and has requested a dialogue meeting to be held before pursuing legal action.

The Company operates in accordance with the provisions of the Concession Law and permits issued by the local Authorities. The Company rejects all of the allegations against it by the Kibbutz. Considering the preliminary stage of the proceeding it is difficult to estimate its outcome.

ICL Group Limited Consolidated Financial Statements 88

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(2)	Increase in the level of the evaporation Pond in Sodom (hereinafter – Pond 5)

The minerals from the Dead Sea are extracted by way of solar evaporation, whereby salt precipitates onto the bed of Pond 5, located in one of the sites of DSW. The precipitated salt creates a layer on Pond 5 bed with a volume of approximately 16 million cubic meters per year.

The production process of the raw material requires that a fixed brine volume is preserved in Pond 5. Failure to maintain a constant volume of brine in Pond 5 could result in a reduction in production capacity. To this end, up to the end of 2021, the raising of the brines' level of Pond 5 was according to the rate at which the pond floor rises, while performing the salt harvest. Since the solutions' level maximum height (15.1 meters) was reached at the end of 2021, from 2022 onwards, the solutions' volume in Pond 5 will be preserved by way of harvesting the salt ("the Permanent Solution" and/or "the Salt Harvesting Project" as described below).

Raising the water level of Pond 5 above a certain level may cause structural damage to the foundations of hotel buildings situated close to the water’s edge, to the settlement of Neve Zohar and to other infrastructure located along the western shoreline of the Pond.

Until the end of 2020, in order to ensure that Pond 5 water level does not exceed the maximum height (15.1 meters), the Government of Israel, through the Dead Sea Preservation Government Company Ltd., implemented a project for construction of coastline defenses, together with DSW (which financed 39.5% of the project's cost), as part of which the dike along the western beachfront of Pond 5, across from the hotels, was raised, together with a system for lowering subterranean water. The construction work with respect to the hotels' coastlines was completed and currently the Dead Sea Preservation Government Company Ltd. is carrying out elevation work in the intermediate area between the two hotel complexes.

The "Permanent Solution", which should provide a defense at least until the end of the current concession period in 2030, was established in the agreement with the Government of Israel signed in 2012. The purpose of the agreement was, among others, to provide a permanent solution for raising the water level in Pond 5 and stabilizing the water therein at a fixed level by harvesting salt from this pond and transferring it to the Northern Basin of the Dead Sea. According to the agreement, the planning and execution of the Permanent Solution will be through the Salt Harvesting Project which will be performed by DSW. In addition, the agreement stipulates that from January 1, 2017, the water level in the pond will not rise above 15.1 meters. Nevertheless, in the event of a material deviation from the project's timetables, without the Company having violated its obligations, the Company will be permitted to request raising of the water level above 15.1 meters.

The Company bears 80% and the State of Israel bears 20% of the cost of the Salt Harvesting Project. However, the State's share will not exceed NIS 1.4 billion.

In 2015 and 2016, the National Infrastructures Committee and the Israeli Government, respectively, approved National Infrastructures Plan 35A (hereinafter – the Plan), which includes the statutory infrastructure for establishment of the Salt Harvesting Project in Pond 5, and construction of the P-9 pumping station in the Northern Basin of the Dead Sea.

ICL Group Limited Consolidated Financial Statements 89

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(2)	Increase in the level of Pond 5 (cont'd)

A salt dredger, which is part of the implementation of the Salt Harvesting Project, commenced operations in the fourth quarter of 2020 and allowed DSW to establish the pond level below its maximum height at the end of 2021. The P-9 pumping station commenced operation in early 2022.

(3)	Spain

A.
A subsidiary in Spain (hereinafter – ICL Iberia) operated two potash production centers in Suria and Sallent. As part of an efficiency plan, the Company consolidated the activities of ICL Iberia into one site by means of expanding the Suria production site and discontinuing the mining activities at the Sallent site. The mining activities in Spain require, among other things, an environmental mining license and an urban license.

ICL Iberia holds an urban license for the Suria site, followed by an environmental mining license that complies with new environmental protection regulations in Spain (Autoritzacio Substantive). In November 2021, an updated environmental mining license was granted, which allows for higher volume processing.

In addition, since 2018, ICL Iberia prepared an environmental impact assessment, as well as new urban permits to expand capacity of the salt mountain in Suria, which allows it to continue piling salt in upcoming years, until the evacuation solution by a collector is applied. The restoration plan for the Suria site, which was approved in 2018, and updated in 2021, and which also includes a plan for handling the salt piles and dismantling facilities is scheduled to continue until 2094.

B.
Following an arbitration proceeding conducted between a Spanish subsidiary (IBP) and Nobian concerning the termination of a partnership agreement between them, in October 2021 an agreement was signed to terminate the partnership, under which the Company will pay a net amount of approximately $17 million for Nobian's holding in Sal Vesta (51%), Nobian’s share in a joint venture (SOPAA) and for the net settlement of all additional disputes between the parties.

ICL Group Limited Consolidated Financial Statements 90

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(4)
In March 2021, an application for a class action was filed with the Tel Aviv-Jaffa District Court against the Company, Israel Corporation Ltd. and the controlling shareholder of Israel Corporation (hereinafter – the Respondents). The application includes a series of allegations concerning, among others, alleged misleading and violation of the Company’s reporting and disclosure obligations to the public under the Israeli Securities Law, 5728-1968, relating to the implications of the royalties' claim filed in 2011 by the State of Israel against its subsidiary, Dead Sea Works Ltd., pursuant to the Dead Sea Concession Law, 5721-1961, which was conducted and concluded within an arbitration proceeding. The applicant is a shareholder of the Company asking to act on behalf of a represented class including all those who acquired Company shares or Israel Corp. shares and held them between August 17, 2011, and May 27, 2014. According to the application, this group incurred alleged damages by the Respondents, and accordingly, the Court is requested to rule in favor of the group members who are shareholders of the Company, damages in the amount of about NIS 133 million (about $40 million) and in favor of group members, who are shareholders of Israel Corp. an additional amount of NIS 57 million (about $17 million), as of May 27, 2014.

The Company rejects the claims made in the application and, accordingly, in September 2021 filed its response within the framework of the legal proceeding. Considering the preliminary stage of the proceeding there is a difficulty in estimating its outcome. No provision has been recorded in the Company's financial statements.

(5)
In connection with the Harmonization Project (to create one global ERP system), which was discontinued in 2016 by a decision of the Company's Board of Directors, in December 2018, the Company filed a lawsuit in the Tel Aviv District Court against IBM Israel, the leading project provider (hereinafter – IBM), in the amount of $300 million (about a billion NIS) for compensation of damages incurred to the Company due to IBM’s failure to meet its undertakings within the Project, which led to the failure of the Project.

In March 2019, IBM filed its statement of defense, together with a counterclaim against the Company, according to which IBM claims that ICL allegedly refrained from making certain payments, conducted negotiations in bad faith, and terminated the project unilaterally, in a way that harmed IBM's reputation and goodwill and therefore claims an amount of about $53 million (about ILS 170 million), including VAT and interest. In June 2019, the Company filed a statement of defense with respect to the counterclaim in which the Company rejected all of IBM's claims. In January 2021, IBM filed a request for dismissal including the deletion of the remedies claimed by the Company arising from the termination of the agreement between the parties. In August 2021, the Company filed a request to delete IBM's statements of claim, on the grounds that IBM acted in order to delay, burden and disrupt a professional expert's work, and thus to impair the documents discovery process. Considering the early stage of the proceedings and the complexity of the claims, it is difficult to estimate their outcome. Nevertheless, the Company believes it is more likely than not that IBM's claims in its counterclaim will be rejected.

ICL Group Limited Consolidated Financial Statements 91

Notes to the Consolidated Financial Statements as of December 31, 2021

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

The represented class was defined in the application as all those who acquired the Company's shares at any time during the period commencing June 11, 2015 and did not sell them until September 29, 2016 (hereinafter – the Applicants).

The aggregate amount of the claim, for all members of the represented class, is estimated to be between $123 million (about NIS 395 million) for maximal damage, and $8 million (about NIS 26 million), for minimal damage. In April 2019, the Company filed its position to the Court denying the allegations made in the application.

In January 2020, the Company filed an application, which was accepted in court, to postpone the proceedings until a verdict is received in its lawsuit against IBM (see item 5 above). The delay was accepted subject to the Company's on-going updates regarding the IBM proceeding. In April 2020, the Applicants filed a request with the Supreme Court for leave to appeal the said Court's decision. In July 2021, the Tel Aviv District Court ruled that the Applicants may file a reply as well as an application for disclosure of documents, and that in November 2021, instructions will be given regarding the continuation of the proceedings. Following this decision, the Applicants requested that the Supreme Court suspend the decision of the application to appeal, in relation to the District Court's ruling to delay the proceedings, until it receives its instructions regarding their continuation. In August 2021, the Supreme Court denied the petitioners' request for leave to appeal. In addition, in September 2021, the Applicants filed a motion for disclosure of documents to the Tel Aviv District Court. On February 13, 2022, a hearing was held, following which, the court issued interim orders regarding the discovery proceedings. Considering the proceedings are in early stages and even suspended, there is a difficulty in estimating the chances the application will be accepted. No provision has been recorded in the Company's financial statements.

(7)
In July 2018, an application for certification of a class action was filed with the Central District Court against the Company and its subsidiaries, Rotem Israel and Fertilizers and Chemicals Ltd. (jointly hereinafter – the Defendants). The causes of action are the alleged exploitation of the Defendants' monopolistic position to charge consumers in Israel excessive and unfair prices for products classified as "solid phosphate fertilizer" between 2011 and 2018, contrary to the provisions of the Restrictive Trade Practices Law, and unjust profits at the expense of the plaintiff and the represented group. The representative plaintiff is a Kibbutz member who grows various plants and trees in his yard and in a nearby orchard.

The represented group includes all the consumers who purchased, directly or indirectly, solid phosphate fertilizer products manufactured by the Defendants, or farming produce fertilized with solid phosphate fertilizer or food products that include such farming produce as stated above, in the years 2011-2018 (hereinafter – the Represented Group).

ICL Group Limited Consolidated Financial Statements 92

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(7)	(cont'd)

According to the statement of claim, the plaintiff requests, among other things, that the Court rules in his favor and in favor of the Represented Group, awarding them compensation for the damages allegedly caused to them, in the total amount of NIS 56 million (about $17 million), based on a calculation pursuant to the "difference test", measuring the difference between the price of a product and its cost, as described in the statement of claim, or in the amount of about NIS 73 million (about $23 million), based on the "comparison test", comparing the price of a product to its price in other markets, as described in the statement of claim. It should be noted that the Company's total sales of solid phosphate fertilizers in Israel during 2017 were negligible. In March 2020, the Central District Court granted the Defendants a motion for delay in proceedings, until a decision is made by the Supreme Court in similar proceedings implicating the said case. The Company denies the allegations, and believes it is more likely than not that its claims will be accepted.

(8)
In addition to the contingent liabilities, as stated above, as of the reporting date, the contingent liabilities regarding the matters of environmental protection and legal claims, which are pending against the Group, are in immaterial amounts. It is noted that part of the above claims is covered by insurance. According to the Company’s estimation, the provisions recognized in its financial statements are sufficient.

ICL Group Limited Consolidated Financial Statements 93

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 19 – Equity

A.	Composition:

As of December 31, 2021		As of December 31, 2020
Authorized	Issued and paid	Authorized	Issued and paid

Number of ordinary shares of Israeli Shekel 1 par value (in millions)	1,485	1,312	1,485	1,305

Number of Special State shares of Israeli Shekel 1 par value	1	1	1	1

(*) For information regarding the amount of treasury shares, see Note 19.G.(1).

The reconciliation of the number of shares outstanding at the beginning and end of the year is as follows:

Number of Outstanding Shares (in millions)
As of January 1, 2020	1,305
Issuance of shares	-
As of December 31, 2020	1,305
Issuance of shares	7
As of December 31, 2021	1,312

B.	Rights conferred by the shares

(1)
The ordinary shares grant their holders voting rights in General Meetings of the Company, the right to participate in shareholders’ meetings, the right to receive dividends and the right to a share in excess assets upon liquidation of ICL.

(2)
The Special State of Israel Share, held by the State of Israel for the purpose of monitoring matters of vital interest to the State of Israel, grants special rights to make decisions, among other things, on the following matters:

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

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 19 – Equity (Cont'd)

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

ICL Group Limited Consolidated Financial Statements 95

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 19 – Equity (cont'd)

C.	Share-based payments

1.	Non-marketable options

Grant date	Employees entitled	Number of instruments (thousands)	Issuance’s details	Instrument terms	Vesting conditions	Expiration date
August 6, 2014	Officers and senior employees	3,993	An issuance of non-marketable and non-transferrable options, for no consideration, under the amended 2014 Equity Compensation Plan.
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
					3 equal tranches: (1) one third on December 1, 2016 (2) one third on December 1, 2017 (3) one third on December 1, 2018	Two years from the vesting date.
June 30, 2016	Officers and senior employees	3,035		Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	June 30, 2023
September 5, 2016	Former chairman of BOD	186
February 14, 2017	Former CEO	114				February 14, 2024
June 20, 2017	Officers and senior employees	6,868				June 20, 2024
August 2, 2017	Former chairman of BOD	165
March 6, 2018	Officers and senior employees	5,554				March 6, 2025

ICL Group Limited Consolidated Financial Statements 96

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 19 – Equity (cont'd)

C.	Share-based payments (cont'd)

1.	Non-marketable options (cont'd)

Grant date	Employees entitled	Number of instruments (thousands)	Issuance’s details	Instrument terms	Vesting conditions	Expiration date
May 14, 2018	CEO	385	An issuance of non-marketable and non-transferrable options, for no consideration, under the amended 2014 Equity Compensation Plan.	Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	May 14, 2025
August 20, 2018	Former chairman of BOD	403				August 20, 2025
April 15, 2019	Officers and senior manager	13,242			2 equal tranches: (1) half at the end of 24 months after the grant date. (2) half at the end of 36 months after the grant date.	5 years after the grant date
June 27, 2019	CEO	3,512
May 29, 2019 *	Chairman of BOD	2,169
June 30, 2021	Senior employees	647

* The options were issued upon Mr. Doppelt’s entry into office on July 1, 2019.

ICL Group Limited Consolidated Financial Statements 97

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 19 – Equity (cont'd)

C.	Share-based payments (cont'd)

1.	Non-marketable options (cont'd)

Additional Information

The options issued to the employees in Israel are covered by the provisions of Section 102 of the Israeli Income Tax Ordinance. The issuance is performed through a trustee under the Capital Gains Track. The exercise price is linked to the known CPI as of the date of payment, which is the exercise date. In the event that the Company of distributes a dividend, the exercise price is reduced on the “ex dividend” date, by the amount of the dividend per share (gross), based on the amount in NIS thereof at the effective date.

The fair value of the options granted in 2014, as part of 2014 amended equity compensation plan, was estimated using the binomial model for pricing options. The grants in 2016 until 2019 and 2021 under the amended 2014 Equity Compensation Plan, were estimated using the Black & Scholes model for pricing options. The parameters used in applying the models are as follows:

	2014 Plan
	Granted 2014	Granted 2016	Granted 2017	Granted 2018	Granted 2019	Granted 2021

Share price (in $)	8.2	3.9	4.5	4.4	5.4	6.8
CPI-linked exercise price (in $)	8.4	4.3	4.3	4.3	5.3	7.1
Expected volatility:
First tranche	29.40%	30.51%	31.88%	28.86%	27.85%	31.70%
Second tranche	31.20%	30.51%	31.88%	28.86%	27.85%	31.70%
Third tranche	40.80%	30.51%	31.88%	28.86%	-	-
Expected life of options (in years):
First tranche	4.3	7.0	7.0	7.0	4.4	4.4
Second tranche	5.3	7.0	7.0	7.0	4.4	4.4
Third tranche	6.3	7.0	7.0	7.0	-	-
Risk-free interest rate:
First tranche	(0.17)%	0.01%	0.37%	0.03%	(0.67)%	0.43%
Second tranche	0.05%	0.01%	0.37%	0.03%	(0.67)%	0.43%
Third tranche	0.24%	0.01%	0.37%	0.03%	-	-
Fair value (in $ millions)	8.4	4.0	11.3	8.8	7.5	0.6
Weighted average grant date fair value per option (in $)	1.9	1.1	1.6	1.4	1.2	1.3

ICL Group Limited Consolidated Financial Statements 98

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 19 – Equity (cont'd)

C.	Share-based payments (cont'd)

1.	Non-marketable options (cont'd)

The expected volatility was determined based on the historical volatility in the Company’s share prices in the Tel-Aviv Stock Exchange.

The expected life of the options was determined according to Management’s estimate of the period in which the employees will hold the options, taking into consideration their position with the Company and the Company’s past experience regarding the turnover of employees.

The risk‑free interest rate was determined based on the yield to maturity of shekel‑denominated Israeli Government debentures, with a remaining life equal or similar to the anticipated life of the option.

The cost of the benefit embedded in the options and shares from the amended Equity Compensation Plan 2014 is recognized in the statement of income over the vesting period of each portion. Accordingly, in 2021, 2020, and 2019, the Company recorded expenses of $6 million, $8 million and $12 million, respectively.

The movement in the options are as follows:

Number of options
(in millions)

Balance as of January 1, 2020	30
Movement in 2020:
Expired during the year	(2)
Exercised during the year	(1)
Total options outstanding as of December 31, 2020	27
Movement in 2021:
Granted during the year	1
Exercised during the year	(16)
Total options outstanding as of December 31, 2021	12

Subsequent to the date of the report

In February 2022, the Company’s HR & Compensation Committee and the Board of Directors, approved a new triennial equity grant for the years 2022-2024 in the form of about 13 million non-marketable and non-transferable options for no consideration, under the amended 2014 Equity Compensation Plan to senior managers (including the CEO and the Chairman of the Board). The Fair value at the grant date (February 8, 2022) is about $24.5 million. Regarding to the grant of the CEO and the Chairman of the Board, the final quantity and fair value of their options will be determined at the date of the Annual General Meeting of Shareholders. The vesting period of the options will be in three equal tranches, upon the lapse of 12 months, 24 months and 36 months from the grant date.

ICL Group Limited Consolidated Financial Statements 99

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 19 – Equity (cont'd)

C.	Share-based payments (cont'd)

1.	Non-marketable options (cont'd)

The exercise prices for options outstanding at the beginning and end of each period are as follows:

December 31, 2021	December 31, 2020	December 31, 2019
Granted 2014 US Dollar	-	-	7.15
Granted 2016 US Dollar	4.61	4.56	4.36
Granted 2017 US Dollar	4.19	4.17	4.01
Granted 2018 US Dollar	4.11	4.12	3.99
Granted 2019 US Dollar	5.77	5.66	5.42
Granted 2021 US Dollar	7.39	-	-

The number of outstanding vested options at the end of each period and the weighted average of the exercise price for these options are as follows (*):

December 31, 2021	December 31, 2020	December 31, 2019

Number of options exercisable (in Millions)	4	11	12
Weighted average exercise price in Israeli Shekel	14.29	13.89	15.19
Weighted average exercise price in US Dollar	4.59	4.32	4.40

(*) The share price as of December 31, 2021, is NIS 30.01 and $9.65.

The range of exercise prices for the options outstanding vested at the end of each period is as follows:

December 31, 2021	December 31, 2020	December 31, 2019

Range of exercise price in Israeli Shekel	12.77-18.06	13.15-18.32	13.55-24.71
Range of exercise price in US Dollar	4.11-5.81	4.09-5.70	3.92-7.15

The average remaining contractual life for the outstanding vested options at the end of each period is as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
Average remaining contractual life	2.83	3.58	3.85

ICL Group Limited Consolidated Financial Statements 100

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 19 – Equity (cont'd)

C.	Share-based payments (cont'd)

2.	Restricted shares

Grant date	Employees entitled	Number of instruments (thousands)	Vesting conditions (*)	Instrument terms	Additional Information	Fair value at the grant date (Million)
June 30, 2016	Officers and senior employees	990	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	An issuance for no consideration, under the amended 2014 Equity Compensation Plan.	The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the grant date (the approval date of the BOD and/or the approval date of the General Meeting where required).	4.1
September 5, 2016	Former chairman of BOD	55
June 20, 2017	Officers and senior employees	2,211				10
August 2, 2017	Former chairman of BOD	53				0.3
January 10, 2018	ICL’s Directors (excluding ICL’s CEO & Chairman of the BOD)	137				0.6
March 6, 2018	Officers and senior employees	1,726				8
May 14, 2018	CEO	121				0.6
August 20, 2018	Former chairman of BOD	47				0.2
April 23, 2020	ICL’s Directors (excluding directors who are officers or directors of Israel Corporation Ltd.)	177	3 equal tranches: (1) one third on January 1, 2021 (2) one third on January 1, 2022 (3) one third on January 1,2023		The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the Grant Date (the approval date of the annual General Meeting of shareholders).	0.6

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

ICL Group Limited Consolidated Financial Statements 101

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 19 – Equity (cont'd)

D.	Dividends distributed to the Company’s Shareholders

The date of Board of Directors’ decision to distribute the dividend	Actual date of distribution of the dividend	Gross amount of the dividend distributed (in millions of $)	Net amount of the distribution (net of the subsidiary’s share) (in millions of $)	Amount of the dividend per share (in $)

February 4, 2019	March 13, 2019	62	61	0.05
May 6, 2019	June 19, 2019	76	75	0.06
July 30, 2019	September 24, 2019	74	73	0.06
November 5, 2019	December 18, 2019	65	64	0.05
Total 2019		277	273	0.22
February 11, 2020	March 18, 2020	23	23	0.02
May 10, 2020	June 17, 2020	30	30	0.02
July 27, 2020	September 16, 2020	36	36	0.03
November 10, 2020	December 16, 2020	29	29	0.02
Total 2020		118	118	0.09
February 10, 2021	March 16, 2021	34	34	0.03
May 5, 2021	June 16, 2021	67	67	0.05
July 27, 2021	September 1, 2021	68	68	0.05
November 3, 2021	December 15, 2021	107	107	0.08
Total 2021		276	276	0.21
February 8, 2022*	March 8, 2022	169	169	0.13

(*) The record date is February 23, 2022, and the payment date is March 8, 2022.

ICL Group Limited Consolidated Financial Statements 102

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 19 – Equity (cont'd)

E.	Cumulative translation adjustment

The translation reserve includes all translation differences arising from translation of financial statements of foreign operations.

F.	Capital reserves

The capital reserves include expenses for share‑based compensation to employees against a corresponding increase in equity (See item C above) and change in investment at fair value through other comprehensive income (See Note 21.E(3)).

G.	Treasury shares

During 2008 and 2009 22.4 million shares were acquired by the Group under a purchase plan, for a total consideration of approximately $258 million. Total shares held by the Group are about 24.5 million.

Note 20 - Details of Income Statement Items

For the year ended December 31
2021	2020	2019
$ millions	$ millions	$ millions

Sales	6,955	5,043	5,271
Cost of sales
Materials consumed	2,342	1,647	1,702
Cost of labor	906	794	766
Depreciation and amortization	413	416	384
Energy and fuel	343	316	340
Other	340	380	262
	4,344	3,553	3,454

ICL Group Limited Consolidated Financial Statements 103

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 20 - Details of Income Statement Items (cont'd)

For the year ended December 31
2021	2020	2019
$ millions	$ millions	$ millions

Selling, transport and marketing expenses
Land and Marine transportation	742	515	509
Cost of labor	171	134	133
Other	154	117	125
	1,067	766	767
General and administrative expenses
Cost of labor	166	136	153
Professional Services	44	32	42
Other	66	64	59
	276	232	254
Research and development expenses, net
Cost of labor	52	40	36
Other	12	14	14
	64	54	50

For the year ended December 31
2021	2020	2019
$ millions	$ millions	$ millions

Other income
Capital gain	16	-	12
Profit from divestment	14	-	-
Past service cost	12	11	5
Reversal of provision for legal claims	11	-	7
Reversal of Impairment of fixed assets	9	-	10
Other	1	9	6
Other income recorded in the income statements	63	20	40
Other expenses
Provision for legal claims	17	-	14
Provision for historical waste removal and site closure costs	14	83	7
Transaction costs	8	-	-
Impairment and disposal of assets	9	90	-
Provision for early retirement and dismissal of employees	-	78	5
Other	9	5	4
Other expenses recorded in the income statements	57	256	30

ICL Group Limited Consolidated Financial Statements 104

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 20 - Details of Income Statement Items (cont'd)

For the year ended December 31
2021	2020	2019
$ millions	$ millions	$ millions

Financing income and expenses
Financing income:
Net gain from change in fair value of derivative designated as economic hedge	59	-	45
Net gain from change in fair value of derivative designated as cash flow hedge	18	54	38
Interest income from banks and others	17	7	8
	94	61	91
Financing expenses:
Interest expenses to banks and others	126	120	125
Net loss from changes in exchange rates	79	58	72
Financing expenses in relation to employees’ benefits	23	38	39
Banks and finance institutions commissions (mainly commission on early repayment of loans)	6	4	3
Net loss from change in fair value of derivative designated as economic hedge	-	23	-
Financing expenses	234	243	239
Net of borrowing costs capitalized	18	24	19
	216	219	220

Net financing expenses recorded in the income statements	122	158	129

ICL Group Limited Consolidated Financial Statements 105

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 21 - Financial Instruments and Risk Management

A. General

The Company has extensive international operations wherein it is exposed to credit, liquidity and market risks (including currency, interest and other price risks). In order to reduce the exposure to these risks, the Company holds financial derivative instruments, (including forward transactions, SWAP transactions, and options) to reduce the exposure to foreign currency risks, commodity price risks, energy and marine transport and interest risks. Furthermore, the Company holds derivative financial instruments to hedge the exposure and changes in the cash flows.

The transactions in derivatives are executed with large Israeli and non-Israeli financial institutions, and therefore Company management believes the credit risk in respect thereof is low.

This Note presents information about the Company's exposure to each of the above risks, and the Company's objectives, policies and processes for measuring and managing risk.

The Company regularly monitor the extent of our exposure and the rate of the hedging transactions for the various risks described below. The Company execute hedging transactions according to our hedging policy with reference to the actual developments and expectations in the various markets.

ICL Group Limited Consolidated Financial Statements 106

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 21 - Financial Instruments and Risk Management (cont'd)

B. Groups and measurement bases of financial assets and financial liabilities

	As of December 31, 2021
	Financial assets		Financial liabilities
	Measured at fair value through the statement of income	Measured at amortized cost	Measured at fair value through the statement of income	Measured at amortized cost
	$ millions	$ millions	$ millions	$ millions
Current assets
Cash and cash equivalents	-	473	-	-
Short-term investments and deposits	-	91	-	-
Trade receivables	-	1,418	-	-
Other receivables	-	45	-	-
Foreign currency derivative designated as economic hedge	23	-	-	-
Marine transport derivative designated as economic hedge	2	-	-	-
Foreign currency and interest derivative instruments designated as cash flow hedge	23	-	-	-
Non-current assets
Foreign currency and interest derivative instruments designated as cash flow hedge	97	-	-	-
Other non-current asset	-	14	-	-
Total financial assets	145	2,041	-	-
Current liabilities
Short term debt	-	-	-	(577)
Trade payables	-	-	-	(1,064)
Other current liabilities	-	-	-	(153)
Foreign currency derivative designated as economic hedge	-	-	(3)	-
Non-current liabilities
Long term debt and debentures	-	-	-	(2,436)
Interest derivative instruments designated as economic hedge	-	-	(7)	-
Other non- current liabilities	-	-	-	(49)
Total financial liabilities	-	-	(10)	(4,279)
Total financial instruments, net	145	2,041	(10)	(4,279)

ICL Group Limited Consolidated Financial Statements 107

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 21 - Financial Instruments and Risk Management (cont'd)

B. Groups and measurement bases of financial assets and financial liabilities (cont'd)

As of December 31, 2020
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

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 21 - Financial Instruments and Risk Management (cont'd)

C. Credit risk

(1) General

(a) Customer credit risks

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and it arises mainly from the Company’s receivables from customers and from other receivables as well as from investments in securities.

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

The use of an insurance company as aforementioned ensures that the credit risk is managed professionally and objectively by an expert external party and transfers most of the credit risk to third parties. Nevertheless, the common deductible in credit insurances is 10% (even higher in a small number of cases) thus the Company is still exposed to part of the risk, out of the total insured amount.

In addition, the Company has an additional deductible cumulative annual amount of approximately $6 million through a wholly‑owned captive reinsurance company.

Most of the Company’s customers have been trading with the Company for many years and only rarely have credit losses been incurred by the Company. The financial statements include specific allowance for doubtful debts that appropriately reflect, in Management’s opinion, the credit loss in respect of accounts receivables which are considered doubtful.

(b) Credit risks in respect of deposits

The Company deposits its balance of liquid financial assets in bank deposits and in securities. All the deposits are with a diversified group of leading banks preferably with banks that provide loans to the Company.

ICL Group Limited Consolidated Financial Statements 109

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 21 - Financial Instruments and Risk Management (cont'd)

C. Credit risk (cont'd)

(2) Maximum Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

As of December 31
Carrying amount ($ millions)
2021	2020

Cash and cash equivalents	473	214
Short term investments and deposits	91	100
Trade receivables	1,418	883
Other receivables	45	122
Derivatives	145	139
Other non-current assets	14	8
	2,186	1,466

The maximum exposure to credit risk for trade receivables, at the reporting date by geographic region was:

As of December 31
Carrying amount ($ millions)
2021	2020

Asia	440	258
Europe	362	330
South America	306	68
North America	193	144
Israel	95	67
Other	22	16
	1,418	883

(3) Aging of debts and impairment losses

The aging of trade receivables at the reporting date was:

As of December 31
2021		2020
Gross	Impairment	Gross	Impairment
$ millions	$ millions	$ millions	$ millions

Not past due	1,313	(1)	788	-
Past due up to 3 months	82	-	58	-
Past due 3 to 12 months	23	(2)	7	(1)
Past due over 12 months	9	(6)	40	(9)
	1,427	(9)	893	(10)

ICL Group Limited Consolidated Financial Statements 110

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 21 - Financial Instruments and Risk Management (cont'd)

C. Credit risk (cont'd)

(3) Aging of debts and impairment losses (cont'd)

The movement in the allowance for doubtful accounts during the year was as follows:

2021	2020
$ millions	$ millions

Balance as of January 1	10	3
Additional allowance	(3)	5
Reversals	(2)	-
Changes due to translation differences	4	2
Balance as of December 31	9	10

D. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to timely meet its liabilities, under both normal and stressed conditions, without incurring unwanted losses.

The Company manages the liquidity risk by holding cash balances, short-term deposits and secured bank credit facilities.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

As of December 31, 2021
Carrying amount	12 months or less	1-2 years	3-5 years	More than 5 years
$ millions

Non-derivative financial liabilities
Short term debt (not including current maturities)	327	329	-	-	-
Trade payables	1,064	1,064	-	-	-
Other current liabilities	153	153	-	-	-
Long-term debt, debentures and others	2,735	352	1,003	799	1,532
	4,279	1,898	1,003	799	1,532
Financial liabilities – derivative instruments
Foreign currency and interest derivative designated as economic hedge	10	3	-	7	-

ICL Group Limited Consolidated Financial Statements 111

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 21 - Financial Instruments and Risk Management (cont'd)

D. Liquidity risk (cont'd)

As of December 31, 2020
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

1. Interest risk

The Company has loans bearing variable interests and therefore its financial results and cash flows are exposed to fluctuations in the market interest rates.

The Company uses financial instruments, including derivatives, in order to hedge this exposure. The Company uses interest rate swap contracts mainly in order to reduce the exposure to cash flow risk in respect of changes in interest rates.

As part of the global reform in interest rate benchmarks, the Libor GBP settings ceased from 1 January 2022 and replaced by SONIA (GBP) Benchmark. Most US dollar LIBOR settings will continue to be calculated using panel bank submissions until mid-2023.

As of December 31,2021, USD LIBOR continues to be used as a reference rate and in valuation of instruments with maturities that exceed the expected end date for LIBOR. the Company has USD 30 million Libor Based Debt and USD 150 million LIBOR Based derivatives that exceed the expected end date for LIBOR.

As of December 31,2021, we have not finalized an agreement with the banks regarding the Libor transition effects on loans and derivatives.

ICL Group Limited Consolidated Financial Statements 112

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 21 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

1. Interest risk (cont'd)

(a) Interest Rate Profile

Set forth below are details regarding the type of interest on the Company’s non-derivative interest‑bearing financial instruments:

As of December 31
2021	2020
$ millions	$ millions

Fixed rate instruments
Financial assets	338	165
Financial liabilities	(2,466)	(2,450)
	(2,128)	(2,285)
Variable rate instruments
Financial assets	36	223
Financial liabilities	(562)	(296)
	(526)	(73)

(b) Sensitivity analysis for fixed rate instruments

Most of the Company’s instruments bearing fixed interest are not measured at fair value through the statement of income. Therefore, changes in the interest rate will not have any impact on the profit or loss in respect of changes in the value of assets and liabilities bearing fixed interest.

(c) Sensitivity analysis for variable rate instruments

The below analysis assumes that all other variables (except for the interest rate), in particular foreign currency rates, remain constant.

As of December 31, 2021
Impact on profit (loss)
Decrease of 1% in interest	Decrease of 0.5% in interest	Increase of 0.5% in interest	Increase of 1% in interest
$ millions	$ millions	$ millions	$ millions

SWAP instruments
Changes in U.S. Dollar interest	(32)	(16)	15	29
Changes in Israeli Shekel interest	39	19	(18)	(35)

ICL Group Limited Consolidated Financial Statements 113

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 21- Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

1. Interest risk (cont'd)

(d) Terms of derivative financial instruments used to hedge interest risk

As of December 31, 2021
Carrying amount (fair value)	Stated amount	Maturity date	Interest rate range
$ millions	$ millions	Years	%

U.S. Dollar
SWAP contracts from variable interest to fixed interest	(7)	150	2024	2.47-2.6%
Israeli Shekel
SWAP contracts from fixed ILS interest to fixed USD interest	119	579	2034	2.4-4.47%

As of December 31, 2020
Carrying amount (fair value)	Stated amount	Maturity date	Interest rate range
$ millions	$ millions	Years	%

U.S. Dollar
SWAP contracts from variable interest to fixed interest	(13)	150	2024	2.47%-2.60%
Israeli Shekel
SWAP contracts from fixed ILS interest to fixed USD interest	87	701	2034	2.40%-4.47%
GBP
SWAP contracts from variable USD interest to fixed GBP interest.	5	63	18/05/2021	1-month libor
Euro
SWAP contracts from variable USD interest to fixed EUR interest	(41)	324	19/05/2021	1-month libor

ICL Group Limited Consolidated Financial Statements 114

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 21 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk

The Company is exposed to currency risk with respect to sales, purchases, assets and liabilities that are denominated in a currency other than the functional currency of the Company. The main exposure is the New Israeli Shekel, Euro, British Sterling, Chinese Yuan Brazilian Real and Turkey Lira.

The Company enters into foreign currency derivatives – forward exchange transactions and currency options – all in order to protect the Company from the risk that the eventual cash flows, resulting from existing assets and liabilities, and sales and purchases of goods within the framework of firm or anticipated commitments (based on a budget of up to one year), denominated in foreign currency, will be affected by changes in the exchange rates.

(a) Sensitivity analysis

A 10% increase at the rate of the US$ against the following currencies would have increased (decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

As of December 31
Impact on profit (loss)
2021	2020
$ millions	$ millions

Non-derivative financial instruments
U.S. Dollar/Euro	(80)	(96)
U.S. Dollar/Israeli Shekel	177	134
U.S. Dollar/British Pound	(1)	2
U.S. Dollar/Chinese Yuan	1	(1)
U.S. Dollar/Turkey Lira	-	(1)

A 10% decrease of the US$ against the above currencies as of December 31 would have the same effect but in the opposite direction.

ICL Group Limited Consolidated Financial Statements 115

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 21 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk (cont'd)

(a) Sensitivity analysis (cont'd)

Presented hereunder is a sensitivity analysis of the Company’s foreign currency derivative instruments as of December 31, 2021. Any change in the exchange rates of the principal currencies shown below would have increased (decreased) profit and loss and equity by the amounts shown below. This analysis assumes that all other variables remain constant.

As of December 31, 2021
Increase 10%	Increase 5%	Decrease 5%	Decrease 10%
$ millions	$ millions	$ millions	$ millions

U.S. Dollar/Israeli Shekel
Forward transactions	(48)	(25)	27	58
Options	(40)	(18)	25	55
SWAP	(69)	(36)	40	85

Euro/ U.S. Dollar
Forward transactions	22	11	(11)	(22)
Options	5	2	(3)	(6)

U.S Dollar/RMB
Forward transactions	(4)	(2)	3	5

ICL Group Limited Consolidated Financial Statements 116

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 21 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk (cont'd)

(b) Terms of derivative financial instruments used to reduce foreign currency risk

As of December 31, 2021
Carrying amount	Stated amount	Average
$ millions	$ millions	exchange rate

Forward contracts
U.S. Dollar/Israeli Shekel	3	515	3.2
Euro/U.S. Dollar	4	240	1.2
U.S Dollar/Brazilian Real	(1)	37	5.4
U.S. Dollar/British Pound	-	16	1.4
U.S. Dollar/Chinese Yuan Renminbi	1	46	6.5
Other	-	23	-
Currency and interest SWAPs
U.S. Dollar/Israeli Shekel	119	579	3.7
Put options
U.S. Dollar/Israeli Shekel	14	660	3.2
Euro/U.S. Dollar	2	57	1.2
U.S. Dollar/Japanese Yen	-	4	109.7
U.S. Dollar/British Pound	-	12	1.4
Call options
U.S. Dollar/Israeli Shekel	(2)	660	3.2
Euro/U.S. Dollar	-	57	1.2
U.S. Dollar/Japanese Yen	-	4	109.7
U.S. Dollar/British Pound	-	12	1.4

ICL Group Limited Consolidated Financial Statements 117

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 21 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk (cont'd)

(b) Terms of derivative financial instruments used to reduce foreign currency risk (cont'd)

As of December 31, 2020
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

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 21 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk (cont'd)

(c) Linkage terms of monetary balances – in millions of Dollars

As of December 31, 2021
US Dollar	Euro	British Pound	Israeli Shekel	Brazilian Real	Chinese Yuan Renminbi	Other	Total

Non-derivative instruments:
Cash and cash equivalents	89	23	5	3	76	263	14	473
Short term investments and deposits	86	-	-	-	-	3	2	91
Trade receivables	684	260	41	82	222	91	38	1,418
Other receivables	2	22	1	19	1	-	-	45
Other non-current assets	4	4	-	-	5	-	1	14
Total financial assets	865	309	47	104	304	357	55	2,041
Short-term debt	196	92	12	184	41	52	-	577
Trade payables	210	216	28	410	103	91	6	1,064
Other current liabilities	33	73	4	18	10	15		153
Long term debt, debentures and others	1,161	499	21	635	51	67	2	2,436
Other non-current liabilities	1	46	-	-	2	-	-	49
Total financial liabilities	1,601	926	65	1,247	207	225	8	4,279
Total non-derivative financial instruments, net	(736)	(617)	(18)	(1,143)	97	132	47	(2,238)
Derivative instruments:
Forward transactions	-	240	16	515	37	46	23	877
Cylinder	-	57	12	660	-	-	4	733
SWAPS – U.S. Dollar into Israeli Shekel	-	-	-	579	-	-	-	579
Total derivative instruments	-	297	28	1,754	37	46	27	2,189
Net exposure	(736)	(320)	10	611	134	178	74	(49)

ICL Group Limited Consolidated Financial Statements 119

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 21 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk (cont'd)

(c) Linkage terms of monetary balances – in millions of Dollars (cont'd)

As of December 31, 2020
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

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 21 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

3. Other price risk

(a) Investment in shares

During the year 2021, the Company sold all of its remaining investment in YYTH shares (about 147 million shares), for a consideration of $293 million.

(b) Financial asset at amortized cost

As part of the sale of the fire safety and oil additives businesses, in 2018, the Company granted a loan to the buyers, in the carrying amount of $53 million bearing interest to be paid along with the loan principal. As of December 31, 2021, the loan has been fully repaid in a total amount including interest of $74 million.

4. Hedge accounting

The Company is exposed to changes in the exchange rate of the Israeli shekel against the dollar in respect of principal and interest in certain debentures, loans, labor costs and other operating expenses. The Company's risk management strategy is to hedge the changes in cash flows deriving from liabilities, labor costs and other operational costs denominated in Israeli shekels by using derivatives. These exposures are hedged from time to time, according to the assessment of the exposure and inherent risks against which the Company chooses to hedge, in accordance with the Company's risk management strategy.

In view of the above, in the fourth quarter of 2021, the Company designated several forward contracts and options transactions for cash flow hedge and applied hedge accounting. These transactions, which include a portion of labor costs and other operational costs denominated in Israeli shekel, are intended to secure the effect of the change in the exchange rate of the dollar against the hedged portion, thereby protecting the Company's operating income from currency fluctuation. The Company applies a 1:1 hedging ratio. The main source of potential ineffectiveness in these hedging ratios is negligible schedule differences between the hedged item and the hedging instrument. As of the date of the hedge transaction, the total balance of the hedged instruments amounted to about $230 million

In January and May 2020, the Company designated several swap contracts for cash flow hedge and applied hedge accounting. These transactions, which include principal and interest of Series G debentures, entitle the Company to receive fixed Israeli shekel interest against a liability to pay dollar interest at a fixed rate. The Company designated the spot component of the exchange rate swap contracts for hedging the currency risk in the cash flows of the said debt balances. The Company applies a 1:1 hedging ratio. The main source of potential ineffectiveness in these hedging ratios is the effect of the Company's and counterparty's credit risk on the fair value of the swap contracts. As of the date of the hedge transaction, the total balance of the hedged instruments amounted to about $110 million and $109 million, respectively.

ICL Group Limited Consolidated Financial Statements 121

Notes to the Consolidated Financial Statements as of December 31, 2021

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

The following table details the book value and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

As of December 31, 2021		As of December 31, 2020
Carrying amount	Fair value	Carrying amount	Fair value
$ millions	$ millions	$ millions	$ millions

Loans bearing fixed interest (1)	407	408	89	96
Debentures bearing fixed interest
Marketable (2)	1,524	1,730	1,625	1,870
Non-marketable (3)	195	208	281	296
	2,126	2,346	1,995	2,262

(1)

The fair value of the Shekel, Euro, Brazilian Real and Yuan loans issued bearing fixed interest is based on calculation of the present value of the cash flows in respect of the principal and the interest and is discounted at the market interest rates on the measurement date for similar loans having similar characteristics and is classified as Level 2 in the fair value hierarchy. The average discount interest as of December 31, 2021, for the Shekel, Euro Brazilian Real and Yuan loans was 1.5%, 1.2%, 13% and 4%, respectively (December 31, 2020, for the Shekel, Euro and Yuan loans 1.6%, 1.4%, and 5.1%, respectively).

(2)	The fair value of the marketable debentures is based on the quoted stock exchange price and is classified as Level 1 in the fair value hierarchy.

(3)
The fair value of the non‑marketable debentures is based on calculation of the present value of the cash flows in respect of the principal and the interest and is discounted at the Libor rate customary in the market for similar loans having similar characteristics and is classified as Level 2 in the fair value hierarchy. The average discount interest as of December 31, 2021, was 2.5% (December 31, 2020 – 2.6%).

ICL Group Limited Consolidated Financial Statements 122

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 21 - Financial Instruments and Risk Management (cont'd)

G. Hierarchy of fair value

The following table presents an analysis of the financial instruments measured by fair value, using the valuation method (See Note 4).

The following levels were defined:

Level 1: Quoted (unadjusted) prices in an active market for identical instruments

Level 2: Observed data (directly or indirectly) not included in Level 1 above.

Level 1	As of December 31, 2021	As of December 31, 2020
	$ millions	$ millions

Investments at fair value through other comprehensive income	-	136

Level 2	As of December 31, 2021	As of December 31, 2020
	$ millions	$ millions

Derivatives designated as economic hedge, net	15	(32)
Derivatives designated as cash flow hedge, net	120	87
	135	55

ICL Group Limited Consolidated Financial Statements 123

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 22 - Earnings per Share

Basic earnings per share

Calculation of the basic earnings per share for the year ended December 31, 2021, is based on the earnings allocated to the holders of the ordinary shares divided by the weighted-average number of ordinary shares outstanding, calculated as follows:

For the year ended December 31
2021	2020	2019
$ millions	$ millions	$ millions

Earnings attributed to the shareholders of the Company	783	11	475

Weighted-average number of ordinary shares in thousands:
	For the year ended December 31
	2021	2020	2019
	Shares thousands	Shares thousands	Shares thousands

Balance as of January 1	1,280,242	1,279,379	1,278,084
Shares issued during the year	223	29	98
Shares vested	2,342	618	768
Weighted average number of ordinary shares used in computation of the basic earnings per share	1,282,807	1,280,026	1,278,950

Diluted earnings per share

Calculation of the diluted earnings per share for the year ended December 31, 2021, is based on the earnings allocated to the holders of the ordinary shares divided by the weighted-average number of ordinary shares outstanding after adjustment for the number of potential diluted ordinary shares, calculated as follows:

Weighted average number of ordinary shares (diluted) in thousands:

For the year ended December 31
2021	2020	2019
Shares thousands	Shares thousands	Shares thousands

Weighted average number of ordinary shares used in the computation of the basic earnings per share	1,282,807	1,280,026	1,278,950
Effect of stock options and restricted shares*	4,244	247	3,106
Weighted average number of ordinary shares used in the computation of the diluted earnings per share	1,287,051	1,280,273	1,282,056

* As of December 31, 2021, all 12 million outstanding options, representing 4.2 million shares, were included in the diluted weighted average number of ordinary shares calculation. As of December 31, 2020 and 2019 – 27 million and 17.5 million options, respectively, were not included since they did not have a diluting effect.

ICL Group Limited Consolidated Financial Statements 124

Notes to the Consolidated Financial Statements as of December 31, 2021

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

Israel Corp. is a public company listed for trading on the Tel Aviv Stock Exchange (TASE). Based on the information provided by Israel Corp., Millenium Investments Elad Ltd. (“Millenium”) and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp., for purposes of the Israeli Securities Law (each of Millenium and Mr. Idan Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director of Millenium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millenium, as stated below). Millenium holds approximately 44.44% of the share capital in Israel Corp., which holds as of December 31, 2021, approximately 45.62% of the voting rights and approximately 44.76% of the issued share capital, of the Company.

To the best of Israel Corp.’s knowledge, Millenium is held by Mashat (Investments) Ltd. (“Mashat”) and by XT Investments Ltd. (“XT Investments”), with 84.73% and 15.27% holding rates in the issued share capital, respectively. Mashat is wholly owned by Ansonia Holdings Singapore B.V. (“Ansonia”). Ansonia is a wholly owned subsidiary of Jelany Corporation N.V., which is wholly owned by Court Investments Ltd. (“Court”). Court is wholly owned by a discretionary trust, in which Mr. Idan Ofer is the beneficiary. XT Investments is wholly owned by XT Holdings Ltd. (“XT Holdings”). To the best of Israel Corp.’s knowledge, ordinary shares of XT Holdings are held in equal shares by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and by Lynav Holdings Ltd. ("Lynav"), which is controlled by a discretionary trust in which Mr. Idan Ofer is the beneficiary. Mr. Ehud Angel holds, among other things, a special share that grants him, inter alia, under certain limitations and for certain issues, an additional vote on the Board of Directors of XT Holdings. Lynav also holds directly 1.25% of the issued share capital of Israel Corp. In addition, Kirby Enterprises Inc., which is to the best of Israel Corp.’s knowledge, indirectly held by the same trust that holds Mashat, in which, as stated, Mr. Idan Ofer is the beneficiary, holds approximately 0.74% of the issued share capital of Israel Corp. Furthermore, Mr. Idan Ofer holds directly approximately 3.85% of the issued share capital of Israel Corp.

Even though Israel Corp. holds less than 50% of the Company’s ordinary shares, it still has decisive influence at the General Meetings of the Company’s shareholders and, effectively, it has the power to appoint directors and to exert significant influence with respect to the composition of the Company’s Board of Directors.

ICL Group Limited Consolidated Financial Statements 125

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 23 - Related and Interested Parties (cont'd)

A.	Parent company and subsidiaries (cont'd)

As of December 31, 2021, 184 million ordinary shares have been pledged by Israel Corporation to secure certain liabilities, almost entirely comprised of margin loans with an aggregate outstanding principal of about $314 million.

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

Set forth below are details of the benefits for key management personnel in 2021 and 2020.

The Company's key management personnel in 2021, consists of 22 individuals, of whom 11 are not employed by the company (directors). The Company's key management personnel in 2020, consisted of 19 individuals, of whom 10 were not employed by the Company (directors).

For the year ended December 31
2021	2020
$ millions	$ millions

Short-term benefits	12	9
Post-employment benefits	1	1
Share-based payments	5	7
Total *	18	17
* To interested parties employed by the Company	3	3
* To interested parties not employed by the Company	1	2

C. Ordinary transactions that are not exceptional

The Company’s Board of Directors, following the approval of the Audit Committee, decided that a transaction with related and interested parties will be considered a “negligible transaction” for public reporting purposes if all the following conditions have been met:

(1) It is not an “extraordinary transaction” within the meaning thereof in the Companies Law.

(2) The effect of each of the parameters listed below is less than one percent (hereinafter – the Negligibility Threshold).

ICL Group Limited Consolidated Financial Statements 126

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 23 - Related and Interested Parties (cont'd)

C.	Ordinary transactions that are not exceptional (cont'd)

For every transaction or arrangement that is tested for the Negligibility Threshold, the parameters will be examined, to the extent they are relevant, on the basis of the Company's condensed or audited consolidated financial statements, as applicable, prior to the transaction, as detailed below:

Acquisition of assets

Assets ratio – the amount of the assets in the transaction divided by total assets

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

ICL Group Limited Consolidated Financial Statements 127

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 23 - Related and Interested Parties (cont'd)

D. Transactions with related and interested parties

For the year ended December 31
2021	2020	2019
$ millions	$ millions	$ millions

Sales	7	3	4
Cost of sales	6	3	8
Selling, transport and marketing expenses	13	7	10
Financing expenses (income), net	(2)	(1)	(1)
General and administrative expenses	1	1	1
Management fees to the parent company	1	1	1

(1)
On November 9, 2020, and November 11, 2020, our Audit and Accounting Committee and Board of Directors, respectively, approved, and on January 5, 2021, our general meeting of shareholders approved, the renewal of the management services agreement between the Company and Israel Corp. effective retroactively as of January 1, 2021, for an additional term of three years, expiring on December 31, 2023. According to the renewed management services agreement, the annual management fee to be paid to Israel Corp for each calendar year shall continue to be $1 million plus VAT. During the term of the agreement, the Company will not pay or grant any cash or equity compensation for the service of our directors who are office holders of Israel Corp. (except for the separate compensation arrangement between the Company and our Executive Chairman of the Board, Mr. Yoav Doppelt, as approved by our shareholders in May 2019, and as may be amended by shareholder approval from time to time). The Audit & Accounting Committee will continue to annually examine the reasonableness of the management fees paid in the previous year against the management services actually provided by Israel Corp to the Company in the same year. On February 21, 2022, the Audit & Accounting Committee examined the management services that were actually rendered in 2021 against the management fees paid in that year and concluded that the fees were reasonable. Notwithstanding the above, it was agreed by the Company and Israel Corp., that subject to the approval of the revised terms of our Executive Chairman of the Board, Mr. Yoav Doppelt, at the Annual General Meeting of our shareholders, expected to take place on March 30, 2022, the Management Agreement will be terminated effective as of July 1, 2022, following which directors who are office holders of Israel Corp. (other than Mr. Yoav Doppelt) shall begin to be paid the Director Cash Compensation. Mr. Sagi Kabla, Israel Corp.'s Chief Financial Officer, has requested that his Director Cash Compensation be either assigned and paid directly to Israel Corp. or paid directly to him, as instructed by Israel Corp.

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

ICL Group Limited Consolidated Financial Statements 128

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 23 - Related and Interested Parties (cont'd)

D. Transactions with related and interested parties (cont'd)

Our directors and officers are beneficiaries of both tiers. Pursuant to the New Framework Agreement, the cost of the annual premium shall not exceed a cap of $10 million for both tiers. The division of the premium amount between the Company and Israel Corp. in the joint tier are 80% to be paid by the Company and 20% by the Israel Corp, and the HR & Compensation Committee and the Board of Directors have the authority to change, from time to time, the premium allocation in respect of the joint tier between the companies, according to the recommendation of the insurers and/or brokers, and provided that such changes will not exceed 25% over the entire transaction period. Deviation from these limits shall require shareholder approval. In accordance with the terms of the New Framework Transaction and the Company's Compensation Policy, the Company's directors’ and officers’ liability insurance policy for 2021, was approved by the Company's authorized organs, effective as of March 2021. The 2021 directors’ and officers’ liability insurance policy includes a liability limit of $116 million for both tiers (comprised of a limit of $40 million, with an additional coverage Side A (directors and officers only) limit of $76 million).

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

ICL Group Limited Consolidated Financial Statements 129

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 23 - Related and Interested Parties (cont'd)

D.	Transactions with related and interested parties (cont'd)

(4)
In October 2020, the Company and Oil Refineries Ltd. signed individual bridge supply agreements with Tamar Reservoir for the supply of natural gas, following a process of joint negotiations with the supplier and the approval of ICL's general meeting of shareholders. For further information see Note 18.

E. Balances with related and interested parties

Composition:

As of December 31
2021	2020
$ millions	$ millions

Other current assets	40	35

Other current liabilities	4	2

ICL Group Limited Consolidated Financial Statements 130

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 24 – Group Main Entities

		Ownership interest in its subsidiary and investee companies for the year ended December 31
Name of company	Principal location of the company’s activity	2021	2020
ICL Israel Ltd.	Israel	100.00%	100.00%
Dead Sea Works Ltd.	Israel	100.00%	100.00%
Dead Sea Bromine Company Ltd.	Israel	100.00%	100.00%
Rotem Amfert Negev Ltd.	Israel	100.00%	100.00%
Mifalei Tovala Ltd.	Israel	100.00%	100.00%
Dead Sea Magnesium Ltd.	Israel	100.00%	100.00%
Bromine Compounds Ltd.	Israel	100.00%	100.00%
Fertilizers and Chemicals Ltd.	Israel	100.00%	100.00%
Iberpotash S.A.	Spain	100.00%	100.00%
Fuentes Fertilizantes S.L.	Spain	100.00%	100.00%
ICL Europe Coöperatief U.A.	The Netherlands	100.00%	100.00%
ICL Europe B.V.	The Netherlands	100.00%	100.00%
ICL IP Terneuzen B.V	The Netherlands	100.00%	100.00%
ICL Finance BV	The Netherlands	100.00%	100.00%
Everris International B.V.	The Netherlands	100.00%	100.00%
ICL Puriphos B.V.	The Netherlands	100.00%	100.00%
ICL-IP America Inc	United States of America	100.00%	100.00%
ICL Specialty Products Inc	United States of America	100.00%	100.00%
Everris NA, Inc.	United States of America	100.00%	100.00%
Growers Holdings, Inc.	United States of America	100.00%	100.00%
BK Giulini GmbH	Germany	100.00%	100.00%
ICL Holding Germany GmbH	Germany	100.00%	100.00%
ICL Bitterfeld GmbH	Germany	100.00%	100.00%
Prolactal GmbH	Austria	100.00%	100.00%
Cleveland Potash Ltd.	United Kingdom	100.00%	100.00%
Everris Ltd.	United Kingdom	100.00%	100.00%
ICL America do Sul	Brazil	100.00%	100.00%
Agro Fertilaqua Participacoes S.A.	Brazil	100.00%	100.00%
Qualyquímica Industria e Comercio de Produtos Quimicos Ltda	Brazil	100.00%	100.00%
ICL Brasil, Ltda.	Brazil	100.00%	100.00%
ICL Investment Co. Ltd.	China	100.00%	100.00%
Yunnan Phosphate Haikou Co. Ltd.	China	50.00%	50.00%
ICL Asia Ltd	Hong Kong	100.00%	100.00%
ICL Trading (HK) Ltd.	Hong Kong	100.00%	100.00%
Scora S.A.S., France	France	100.00%	100.00%

ICL Group Limited Consolidated Financial Statements 131