Form 20-F
period 2022-12-31
ICL Group Ltd.
filed 2023-02-28
CIK 941221

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report For the transition period from to .

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

The number of outstanding shares as of December 31, 2022 was:

Title of Class	Number of Shares Outstanding
Ordinary shares	1,289,178,854

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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
For the Period Ended December 31, 2022

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

Loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; litigation, arbitration and regulatory proceedings; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; changes in exchange rates or prices compared to those we are currently experiencing; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; pandemics may create disruptions, impacting our sales, operations, supply chain and customers; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; The Company is exposed to risks relating to its current and future activity in emerging markets; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; disruption of our, or our service providers', sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem Amfert Israel; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; closing of transactions, mergers and acquisitions; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors".

Forward looking statements speak only as of the date they are made, and, except as otherwise required by law, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risk and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements.

CAUTIONARY NOTE TO INVESTORS REGARDING MINERAL AND RESOURCES ESTIMATES

The US Securities and Exchange Commission (the “SEC”), adopted final rules in 2018 to amend and modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Act of 1933, as amended (“Securities Act”), or the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to subpart 1300 of SEC Regulation S-K, beginning with Fiscal Year 2021, ICL began to present new information with respect to its mining and operation plants in its Annual Report, including resource and reserve estimates, which differ materially from the reserve estimates presented prior to Fiscal Year 2021 by ICL.

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

INTRODUCTION

The financial information included in this Annual Report has been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). None of the financial information in this Annual Report has been prepared in accordance with accounting principles generally accepted in the US.

This Annual Report contains translations of certain currencies amounts into US dollars at specified rates solely for your convenience. Unless otherwise indicated, we have translated NIS amounts as of December 31, 2022, into US dollars at an exchange rate of NIS 3.519 to $1.00, the daily representative exchange rate reported by the Bank of Israel as of December 31, 2022. Euro amounts were translated into US dollars at an exchange rate of €0.938 to $1.00.

Market data and certain industry data used in this Annual Report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information and industry publications, including publications, reports or releases of the International Monetary Fund (“IMF”), the U.S. Census Bureau, the Food and Agriculture Organization of the United Nations (“FAO”), the International Fertilizers Association (“IFA”), the United States Department of Agriculture (“USDA”), the United States Geological Survey, the CRU Group ("CRU") and Fertecon, the Fertilizer Association of India (“FAI”). Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information are not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this Annual Report, have not been independently verified. However, we believe such data is accurate. There is only a limited amount of independent data available about certain aspects of our industry, market, and competitive position. As a result, some data and information about our market rankings in certain product areas are based on our good faith estimates, which are derived from our review of internal data and information, information that we obtain from our customers, and other third-party sources. We believe these internal surveys and management estimates are reliable; however, no independent sources have verified such surveys and estimates.

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

CLP	Classification, Labeling and Packaging of Substances and Mixtures– EU regulation.
CPI	The Consumer Price Index, as published by Israeli's Central Bureau of Statistics.
CRU	Intelligence company that provides information on global mining, metal and fertilizers market.
ICL ADS	ICL América do Sul (formerly Compass Minerals América do Sul S.A.).
Dead Sea Bromine	Dead Sea Bromine Ltd., a subsidiary in the Industrial Products segment.
MAP	Monoammonium Phosphate, a fertilizer containing nitrate and phosphorus oxide.
GTSP	Granular Triple Superphosphate, used as fertilizer, a source of high phosphorus.
GSSP	Granular Single Superphosphate, used as a phosphate fertilizer.
Green Hydrogen	Hydrogen produced by splitting water into hydrogen and oxygen using renewable electricity.
DAP	Diammonium Phosphate - a fertilizer containing nitrate and phosphorus oxide.
EPA	US Environmental Protection Agency.
FAO	The Food and Agriculture Organization of the United Nations.
FOB
Free on-Board expenses are expenses for overland transportation, loading costs and other costs, up to and including the port of origin. In FOB transaction, the seller pays the FOB expenses, and the buyer pays the other costs from the port of origin onwards.

CPT	Cost Per Tonne.
CIF
Cost, Insurance, and Freight. In CIF transaction, the price of goods includes, as well as FOB expenses, the expenses for insurance, shipping and any other costs that arise after the goods leave the factory gates and up to the destination port.

ICL Haifa (Fertilizers & Chemicals)	Fertilizers and Chemicals Ltd., a subsidiary in the Growing Solutions segment.
GHG	Greenhouse Gases – air emissions contributing to climate change.
Granular	Fertilizer having granular particles.
ICL Boulby	A United Kingdom subsidiary in the Potash segment.
ICL Iberia (Iberpotash)	Iberpotash S.A., a Spanish subsidiary in the Potash segment.
IC	Israel Corporation Ltd.
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

DSW	Dead Sea Works Ltd., a subsidiary in the Potash segment.
DSM	Dead Sea Magnesium Ltd., a subsidiary in the Potash segment.
ICL Neot Hovav	Subsidiaries in the Neot Hovav area in the south of Israel, including facilities of Bromine Compounds Ltd included in the Industrial Products segment.
Rotem Israel	Rotem Amfert Negev Ltd., a subsidiary in the Phosphate Solutions segment.
IFA	The International Fertilizers Industry Association, an international association of fertilizers manufacturers.
ILA	Israel Land Authority.
IMF	International Monetary Fund.
K	The element potassium, one of the three main plant nutrients.
KNO3	Potassium Nitrate, a soluble fertilizer containing N&P used as a stand-alone product or as a key component of some water-soluble blends.
KOH	Potassium hydroxide 50% liquid.
MGA	Merchant grade phosphoric acid.
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

MoEP	Israel Ministry of Environmental Protection.
N	The element nitrogen, one of the three main plant nutrients.
P	The element phosphorus, one of the three main plant nutrients, which is also used as a raw material in industry.
NPK	Complex fertilizer comprised primarily of 3 primary nutrients (N.P.K).
NYSE	The New York Stock Exchange.
Phosphate	Phosphate rock that contains the element phosphorus. Its concentration is measured in units of P2O5.
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

Salt	Unless otherwise specified, sodium chloride (NaCl).
S	Sulphur – a chemical used for the production of sulfuric acid for sulfate and phosphate fertilizers, and other chemical processes.
Soluble NPK	Soluble fertilizer containing the three basic elements for plant development (nitrogen, phosphorus and potash).
Standard	Fertilizer has small particles.
Tami	Tami (IMI) Research and Development Institute Ltd., the central research institute of ICL.
TASE	Tel Aviv Stock Exchange, Ltd.
USDA	United States Department of Agriculture.
WPA	White Phosphoric Acid, purified from MGA.
Urea	A white granular or pill solid fertilizer containing 46% nitrogen.
YTH/YPC	The Chinese partner in the Company’s joint venture YPH in China.
4D	Clean green phosphoric acid, used as a raw material for purification processes.
PM	Particular Matter

Item 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3 – KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the consolidated statements of income data for the years ended December 31, 2022, 2021 and 2020 and the consolidated statements of financial position as of December 31, 2022, 2021 and 2020 from our audited consolidated financial statements which have been prepared in accordance with IFRS, as issued by the IASB for the years ended, December 31, 2022, 2021 and 2020. You should read the consolidated financial data set forth below in conjunction with our consolidated audited financial statements and related notes and the information under “Item 5 - Financial Results and Business Overview”, appearing elsewhere in this Annual Report. Our reporting currency is the US dollar. Our historical results are not necessarily indicative of our results to be expected in any future period.

ICL Group Limited 1

Selected financial data:

For the Year Ended December 31,
2022	2021	2020
US$ millions
Sales	10,015	6,955	5,043
Gross profit	5,032	2,611	1,490
Operating income	3,516	1,210	202
Income before taxes on income	3,404	1,092	49
Net income attributable to the shareholders of the Company	2,159	783	11
Earnings per share (in dollars):
Basic earnings per share	1.68	0.61	0.01
Diluted earnings per share	1.67	0.60	0.01
Weighted average number of ordinary shares outstanding:
Basic (in thousands)	1,287,304	1,282,807	1,280,026
Diluted (in thousands)	1,289,947	1,287,051	1,280,273
Dividends declared per share (in dollars)	0.91	0.21	0.09

For the Year Ended December 31,
2022	2021	2020
US$ millions
Statements of Financial Position Data:
Total assets	11,750	11,080	9,664
Total liabilities	6,037	6,344	5,576
Total equity	5,713	4,736	4,088

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

The table below reconciles total adjusted operating income and total adjusted net income attributable to the shareholders of the Company, to the comparable IFRS measures:

For the Year Ended December 31,
2022	2021	2020
US$ millions
Operating income	3,516	1,210	202
Divestment related items and transaction costs from acquisitions (1)	(29)	(22)	-
Legal proceedings, dispute and other settlement expenses (2)	22	5	-
Impairment and disposal of assets, provision for closure and restoration costs (3)	-	1	229
Provision for early retirement	-	-	78
Total adjustments to operating income	(7)	(16)	307
Adjusted operating income	3,509	1,194	509
Net income attributable to the shareholders of the Company	2,159	783	11
Total adjustments to operating income	(7)	(16)	307
Total tax adjustments (4)	198	57	(60)
Total adjusted net income - shareholders of the Company	2,350	824	258

ICL Group Limited 3

(1)
For 2022, reflects a capital gain related to the sale of an asset in Israel and the Company’s divestment of a 50%-owned joint venture, Novetide. For 2021, reflects a capital gain related to the sale of an asset in Israel and the divestment of the Industrial Products segment's Zhapu site in China, partially offset by an earnout adjustment relating to a divestment in previous years, as well as transaction costs related to acquisitions in Brazil.

(2)
For 2022, reflects mainly the costs of a mediation settlement regarding claims related to the Ashalim Stream incident. For 2021, reflects settlement costs related to the termination of a partnership between ICL Iberia and Nobian, as well as reimbursement of arbitration costs related to a potash project in Ethiopia, which was partially offset by a reversal of a VAT provision following a court ruling in Brazil.

(3)
For 2021, reflects the write-off of a pilot investment in Spain that did not materialize and an increase in restoration costs, offset by a reversal of impairment due to the strengthening of phosphate prices.

(4)
For 2022, reflects tax expenses in respect of prior years following a settlement with Israel’s Tax Authority regarding Israel's surplus profit levy which outlines understandings for the calculation of the levy, including the measurement of fixed assets and the tax impact of adjustments made to operational income. For 2021, the amount includes tax expenses related to the release of accumulated profits of the Company and certain Israeli subsidiaries that were exempt from tax until their distribution as a dividend, following a temporary provision to Israel’s Encouragement Law, as well as the tax impact of adjustments made to operational income.

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

ICL Group Limited 4

D. RISK FACTORS

Summary of Risk Factors

Our business, liquidity, financial condition and results of operations could be adversely affected, and even materially so, if any of the risks described below occur. As a result, the trading price of our securities could decline, and investors could lose all or part of their investment. Our actual results could differ materially and adversely from those anticipated, due to certain factors, including the risks facing the Company as described below and elsewhere in the Annual Report. This Annual Report contains forward‑looking statements that involve risks and uncertainties, see “Special Note Regarding Forward‑Looking Statements“. Material risks that may affect our business, operating results and financial condition include, but are not necessarily limited to, those relating to:

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

•	Our mineral extraction operations are dependent on concessions, licenses and permits granted to us by the respective governments in the countries in which we operate.

•	Securing the future of phosphate mining operations at Rotem Israel depends on obtaining several approvals and permits from the authorities in Israel.

•	Compliance with and changes in environmental laws and regulations could require us to make substantial capital expenditures and incur costs and liabilities and adversely affect our performance.

•
We are exposed to risks related to climate change and natural disasters, impacts of climate-related transition risks, including current and future laws and regulations, as well as other factors resulting from climate change, which could adversely impact our business, financial condition, results of operations or liquidity.

•
Our operations and sales are exposed to volatility in supply and demand, mergers of key producers/customers/suppliers, expansion of production capacity and competition from some of the world’s largest chemical and mining companies.

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

ICL Group Limited 5

•
We are exposed to risks associated with our international activity, which could adversely affect our sales to customers as well as our operations and assets in various countries. Some of these factors may also make it less attractive to distribute cash generated by our operations outside Israel to our shareholders, use cash generated by our operations in one country to fund our operations or repayments of our indebtedness in another country and support other corporate purposes or the distribution of dividends.

•
Changes in our evaluations and estimates, which serve as a basis for analyzing our contingent liabilities and for the recognition and measurement of assets and liabilities, including provisions for waste removal and the reclamation of mines, may adversely affect our business results and financial condition.

•
Due to the nature of our operations, we are exposed to administrative and legal proceedings, both civil and criminal, including as a result of alleged environmental contamination caused by some of our facilities.

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

Israel

Pursuant to the Israeli Dead Sea Concession Law, 1961 (hereinafter – the Concession Law), as amended in 1986, and the concession deed attached as an addendum to the Concession Law, DSW was granted a concession to utilize the resources of the Dead Sea and to lease the land required for its plants in Sodom for a period ending on March 31, 2030. According to the Concession Law, should the government decide to offer a new concession after the expiration date, to another party, it will first offer the new concession to DSW on terms that are no less attractive than those it may offer to that party. There is no assurance that the Company will continue to hold the concession beyond that period.

In accordance with section 24 (a) of the Supplement to the Concession Law, it is stated, among other things, that at the end of the concession period all the tangible assets located in the concession area will be transferred to the government, in exchange for their amortized replacement value – the value of the assets as if they are purchased as new at the end of the concession period, less their technical depreciation based on their maintenance condition and the unique characteristics of the Dead Sea area.

There is no certainty as to the manner of interpretation of the provisions of the Concession Law in this context that would be adopted in a legal proceeding, to the extent such proceeding were to occur. For further information, see Note 18 to our Audited Financial Statements.

ICL Group Limited 6

We mine phosphate rock from phosphate deposits in the Negev desert in accordance with a mining concession from the State of Israel, which is valid until the end of 2024. In addition, Rotem Israel has two lease agreements in effect until 2024 and 2041, as well as an additional lease agreement for the Oron plant, which expired in 2017. As of the reporting date, the Company has an agreement in principle, with the Israel Land Authority - Southern Region, regarding the receipt of a license agreement for Oron plant until the end of 2025. The license agreement is subject to the approval of the Israel Land Authority management.

There is no certainty that these concessions and leases will be extended and/or renewed under the same terms or at all. Failure to renew said concessions and leases or different terms could materially and adversely affect our business, financial condition and results of operations.

Our existing phosphate mines in the Negev desert hold limited reserves of phosphate rock designated for phosphoric acid production. The Company is working to promote a plan for mining phosphates in Barir field which is located in the southern part of the South Zohar deposit in the Negev Desert in Israel. The Company is also working to promote economic alternatives for future phosphate operations at Rotem Israel and to obtain required permits and approvals, including by conducting pilots to adapt various potential types of phosphate rock for the Company’s products as part of an effort to utilize and increase existing phosphate reserves. There is no certainty regarding the timelines for the submission of the plan for the Barir field site, its approval, or further developments in this respect, nor is there certainty regarding future phosphate rock resources, our pilots’ success and/or by what date they will be achieved. Failure to obtain such approval or a significant delay in receiving it, or in finding alternative sources of phosphates in Israel, will have a significant negative impact on our future mining reserves and business. As a result, our financial condition and results of operations will be adversely affected, even materially. For further information, see “Item 4 ‑ Information on the Company— D. Property, Plant and Equipment”, and Note 18 to our Audited Financial Statements.

Spain

ICL Iberia was granted mining rights based on legislation of Spain’s Government from 1973 and the regulations accompanying this legislation. Pursuant to the special mining regulations, ICL Iberia received individual licenses for each of the 126 different sites that are relevant to current and future mining activities. Some of the licenses are valid until 2037 and the remainder are effective until 2067. Maintaining mining activity in Spain also requires municipal and environmental licenses. If such licenses are not renewed once expired, this would likely have an impact, possibly in a substantial manner, on the mining activity in certain sites in Spain and the Company’s financial results. For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment”, and Note 18 to our Audited Financial Statements.

United Kingdom

The mineral leases of ICL Boulby, ICL's subsidiary in the United Kingdom (hereinafter – ICL Boulby), are based on approximately 51 mineral leases and licenses for extracting various minerals, in addition to numerous easements and rights of way from private owners of land under which ICL Boulby operates, and mineral lease rights under the North Sea granted by The Crown Estates. The mineral lease rights with The Crown Estates, include provisions to explore and exploit all targeted and known polyhalite and salt mineral resources of interest to ICL Boulby. Said leases cover a total area of about 814 square kilometers (onshore leases total around 24 square kilometers and offshore leases from the Crown Estates cover around 790 square kilometers). For the future the Company only requires a small number of terrestrial mineral areas for ventilation and dewatering purposes, some of which expired in 2022. The Company is actively engaged in negotiations with approximately 18 private mineral owners in extend lease terms. Four lease agreements are currently in negotiations and an application has been approved by the Secretary of State to refer these negotiations to the High Court of Justice in London under the Working Mines Facilities Act Application of 1966 (“the Act”), which, generally, provides for a mechanism to acquire rights over land for mining and extraction. The Company believes that this demonstrates there are sufficient grounds to resolve the negotiations pursuant to the Company’s position. As for the remaining fourteen mineral leases, the Company believes that satisfactory terms will be negotiated without having to have recourse to the Act. Pending the negotiations, the Company continues to operate under the terms of the previous agreements as agreed to with the contractual partners. Subject to the renewal processes described above, all remaining lease periods, licenses, easements and rights of way are effective until 2035. Nevertheless, in the event such rights are not obtained, the mining activity in the UK may be substantially affected as well as the Company’s financial results. For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment”, and Note 18 to our Audited Financial Statements.

ICL Group Limited 7

China

YPH, ICL's subsidiary in China, which is equally owned with Yunnan Phosphate Chemicals Group Corporation Ltd. ("YYTH"), holds two phosphate mining licenses that were issued in 2015 by the Division of Land and Resources of the Yunnan district in China: (1) a mining license for the Haikou Mine (hereinafter – Haikou) which the Company operates and which is valid until January 2043; and (2) a mining license for the Baitacun Mine, which is valid until April 2023. With respect to Baitacun Mine, in 2022, the Company completed a risk survey to assess the feasibility and profitability of the mining site, and it is currently working to renew its license for an additional ten years. If Haikou's license is not renewed once expired, this would likely to have an impact, possibly in a substantial manner, on our mining activity in China and the Company’s financial results. For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment”, and Note 18 to our Audited Financial Statements.

Our ability to operate and/or expand our production and operating facilities worldwide is dependent on our receipt of, and compliance with, permits issued by governmental authorities. A decision by a government authority to deny any of our permit applications may impair the Company’s business and its operations

Existing permits are subject to challenges with respect to their validity, revocation, modification and non‑renewal, including as a result of environmental events or other unforeseeable occurrences. Any challenge that materializes could lead to significant costs and materially adversely affect our operations and financial condition. In addition, a failure to comply with the terms of our permits could result in payment of substantial fines and subject the Company and its managers to criminal sanctions.

Furthermore, our production processes generate byproducts, some of which are saleable while others are be reused or disposed of as waste. Storage, transportation, reuse and waste disposal are generally regulated by governmental authorities in the jurisdictions in which we operate. Permits issued by governmental authorities are contingent on our compliance with relevant regulations. If the required new permits will not be obtained and/or the validity, revocation, modification or non-renewal of our existing permits occurs as a result of our noncompliance with regulations relating to storage, transportation, reuse and waste disposal, significant investments may be required and/or production may be interrupted or even ceased , which can adversely affect our operations and financial condition.

ICL Group Limited 8

Our operations and sales are exposed to volatility in supply and demand, mergers of key producers/customers/suppliers, expansion of production capacity and competition from some of the world’s largest chemical and mining companies

In addition to seasonal and cyclical variations, the Company’s businesses are exposed to fluctuations caused, in part, by factors on the supply side, such as the entry into the market of new manufacturers and products, mergers of key players (producers/suppliers), expansion of existing manufacturers’ production capacity, and changes on the demand side, such as mergers or collaborations between key customers. Our competitors include some of the world’s largest chemical and mining companies, some of which are state‑owned or government‑subsidized. The potential production capacity is currently greater than the global demand, which affect price levels. As some of our products are commodities available from several sources, the primary competitive factor with respect to our products is price. The prices of some of our products are influenced by prices prevailing in the market, while excess supply as compared to demand constitutes a negative factor in the field of commodity prices such as potash and phosphates, as do low prices in the agricultural sector. Additional competitive factors include product quality, customer service and technical assistance.

We continuously monitor our competitive environment and will continue to seek ways to adhere with our strategy. If we are unable to compete effectively with new producers, our business, financial condition and results of operations could be materially and adversely affected. For further information, see “Item 4 – Information on the Company — B. Business Overview”.

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

For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment”.

Compliance with and changes in environmental laws and regulations could require us to make substantial capital expenditures and incur costs and liabilities and adversely affect our performance

Our operations are subject to extensive environmental laws and regulations relating to the protection of the environment, including those governing the emission or discharge of pollutants into the environment, product use and specifications and the generation, treatment, storage, transportation, disposal and remediation of solid and hazardous wastes. Violations of applicable environmental laws and regulations, or of the conditions of permits issued thereunder, can result in substantial penalties, injunctive orders, civil and criminal sanctions, operating restrictions, permit revocations and/or facility shutdowns, which may have a material adverse effect on our ability to operate our facilities and accordingly our financial performance. Certain environmental laws make us potentially liable on a strict, joint and several basis for the investigation and remediation of contamination at, or originating from, facilities that are currently or formerly owned or operated by us and third-party sites to which we send or have sent materials for disposal or materials for recycling, along with related natural resources damages.

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

Legislative and regulatory changes around the world may prohibit or restrict the use of our products, due to environmental protection, or health and safety considerations. From time to time, various governmental authorities have proposed or implemented bans or other limitations on certain chemical products. Standards adopted in the future may affect us and change our methods of operation. Furthermore, some of our licenses, including business licenses and mining licenses must be renewed from time to time. Renewal of such licenses is not certain and may be made contingent on additional conditions and significant costs. Difficulties in obtaining such licenses could have an adverse effect on our operations, business and results.

In addition, new environmental laws and regulations, new interpretations of existing laws and regulations, or increased governmental enforcement of laws and regulations could require us to make additional unforeseen expenditures.

We are exposed to risks related to climate change and natural disasters, impacts of climate-related transition risks, including current and future laws and regulations, as well as other factors resulting from climate change, could adversely impact our business, financial condition, results of operations or liquidity

Climate change may cause more frequent and severe natural disasters and weather conditions such as earthquakes, extreme temperatures, change in precipitation, and water levels. Impacts of climate-related transition risks include, among other things, legal and regulatory changes and reputational risks expressed by our stakeholders’ perception of our role, accountability and actions taken in relation to a lower-carbon economy and the like.

Physical impacts related to climate change may also have significant impacts on industries and the economy. These impacts may include extreme heat, water availability and quality, changes to sea level and temperature, increases in the frequencies and intensities of storms and droughts, as well as changes in the availability of natural resources, which could also result in damage to facilities or equipment.

Natural disasters such as flooding and earthquakes, as well as extreme weather conditions and receding water levels may disrupt our operations, upstream raw material supply and downstream distribution of our products. In Israel, some of our plants are located in the Jordan Rift Valley, or Syro-African Depression, a seismically active area. Due to the hydrological deficit, the water level of the Northern Basin of the Dead Sea is receding at the rate of over one meter per year, which may require us to reduce our usage of minerals from the Dead Sea. Furthermore, sinkholes and underground cavities have been discovered in that area, and its appearance is increasing over the years. Most of the sinkholes develop in the Northern Basin of the Sea, where there is little activity by ICL Dead Sea. However, in recent years there has been a steady development of sinkholes around the feeding channel, through which water is pumped from the Northern Basin to the Southern Basin. DSW takes actions to monitor the development of these sinkholes and to fill them when they appear. The development of sinkholes in areas where we operate, together with a failure to detect and treat those sinkholes can cause significant damage and could materially and adversely affect our business, financial condition and results of operations.

In the Sodom area, where many of the Company’s plants in Israel are located, there are occasional flash floods in the streambeds. While we have insurance coverage for these types of damage, subject to payment of deductibles, we do not have full property insurance with respect to all our property/assets, and it may not be sufficient to cover all of these costs.

ICL Group Limited 10

The erosion of the Arava stream which flows along the international border between Israel and Jordan and into the Dead Sea, could endanger the stability of the eastern dikes in the future. Although we designed a project to address these risks, we cannot guarantee that we will receive the permits to conduct the project or that the project will succeed.

Another example that could indicate of a chronic change is the low water levels in the Rhine River in Germany, a key transport route, which experienced water levels too low for transport barges to operate. Such events may increase our inland transportation costs.

Impacts of climate-related transition risks include, among other things, policy constraints on emissions, imposition of carbon pricing mechanisms, water restrictions, land use restrictions or incentives, changing consumer behavior and preferences, and market demand and supply shifts.

Climate change and GHG emissions have been of increasing concern worldwide. Recent years have been characterized by a substantial increase in the stringency and enforcement of legal provisions and regulatory requirements in these areas. Current and future legislation and regulations governing climate change and GHG emissions are transition risks in the short term and beyond.

ICL Group Limited 11

Carbon taxes and cap-and-trade-emissions schemes are increasingly viewed in global jurisdictions as a way of pricing carbon – a key policy driver for GHG emissions reductions. Currently, one of ICL Europe's sites, ICL Iberia, is covered by the EU-ETS Emissions Trading System, and in the UK, ICL Boulby is subject to the UK Emissions Trading Scheme. In Israel, a new carbon tax on fossil fuels, including natural gas, has been proposed in the “Knesset“- the Israeli house of representatives, to be implemented gradually within the current decade if enacted. Other carbon mechanisms could be enacted in the future. Regulations relating to GHG emissions are at various stages of consideration by the US federal government as well as in the US states where ICL operates.

Additionally, under the European Green Deal, the EU recently adopted a Carbon Border Adjustment Mechanism (CBAM) Regulation, which was created to stop carbon leakage from the EU (i.e., the risk that EU's carbon emissions reduction regulations will be offset by increases in emissions in jurisdictions with less stringent regulations), and will apply to some of our operations. The EU CBAM charge will phase in over a period of nine years, beginning in 2026.

Consequently, it is expected that in the short-medium term, ICL will need to purchase carbon allowances through the specific programs and/or incur additional capital costs for energy and emission reduction measures. Similarly, carbon taxes could increase the costs of supplied materials and services across the ICL value chain.

We also expect an increase of regulatory disclosure requirements in the foreseeable future that will include climate risks and opportunities disclosures, GHG emissions and other ESG metrics.

The potential impact of climate change and associated laws and regulations on the Company's operations and business, and those of our customers and suppliers, is uncertain. The cost of adjustment to and compliance with legislative and regulatory changes regarding climate change and GHG emissions, and adjustments to the physical impacts of climate change, could materially and adversely affect our business, financial condition and results of operation and liquidity.

For further information, see “Item 4 – Information on the Company — B. Business Overview” and Note 18 to our Audited Financial Statements.

We may be adversely affected if we cannot meet the goals and commitments that we establish in relation to climate change and other social and environmental sustainability matters.

There has been an increased focus, including from investors, the general public governmental and nongovernmental authorities, regarding environmental, social and governance (ESG) matters, including with respect to climate change, GHG emissions, packaging and waste, sustainable supply chain practices, deforestation, and land, energy and water use. This increased awareness with respect to ESG matters, including climate change, may result in more prescriptive reporting requirements with respect to ESG metrics, an increased expectation that such metrics will be voluntarily disclosed by companies such as ours, and increased pressure to make commitments, set targets, or establish goals, and take action to meet them. As a result of this increased focus and our commitment to ESG matters, we have voluntarily provided disclosure and established targets and goals with respect to various ESG matters, including climate change. For example, we have made public commitments regarding our intended reduction of carbon emissions, including a reduction of our Scope 1 and 2 GHG emissions by 30% by 2030 (as compared to 2018) and our goal to be carbon neutral by 2050 across our Scope 1 and 2 GHG emissions. Our ability to achieve these or any other ESG and climate-change related goals or targets is subject to numerous factors and conditions, many of which are outside our control. Examples of such factors include evolving regulatory requirements affecting sustainability standards or disclosures or imposing different requirements, the pace of changes in technology, the availability of requisite financing, the availability of suppliers that can meet our sustainability and other standards and the emissions performance of others in our value chain. Furthermore, standards for tracking and reporting such matters continue to evolve. Our selection of voluntary disclosure frameworks and standards, and the interpretation or application of those frameworks and standards, may change from time to time or differ from those of others. Methodologies for reporting this data may be updated and previously reported data may be adjusted to reflect improvement in the availability and quality of third-party data, changing assumptions, changes in the nature and scope of our operations, and other changes in circumstances. Our processes and controls for reporting sustainability and other matters across our operations and supply chain are evolving along with multiple disparate standards for identifying, measuring, and reporting sustainability metrics, including sustainability-related disclosures that may be required by the SEC and EU, reporting frameworks, and other regulators policy makers locally and globally, and such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future. If we fail to achieve, or are perceived to have failed or been delayed in achieving, or improperly report on our progress toward achieving these goals and commitments, it could negatively affect the public’s preference for our products or investor confidence in our stock, as well as expose us to government enforcement actions and private litigation.

ICL Group Limited 12

The accumulation of salt at the bottom of Pond 5, the central evaporation pond in our solar evaporation ponds system used to extract minerals from the Dead Sea, requires regular harvesting of the salt to maintain a fixed brine volume and thereby sustain the production capacity of extracted minerals and prevent potential damage to the foundations and structures of hotels and other buildings situated close to the edge of the Pond

The production process of the raw material requires that a fixed brine volume is preserved in Pond 5. Failure to maintain a constant volume of brine in Pond 5 could result in a reduction of production capacity.

Rising of the water level of Pond 5 above a certain point may cause structural damage to the foundations of hotel buildings situated close to the water’s edge, to the settlement of Neve Zohar and to other infrastructure located along the western shoreline of the Pond.

Until the end of 2020, the preservation of the water level in Pond 5 at its maximum height was conducted through a joint project of the Dead Sea Preservation Government Company Ltd. and DSW (which financed 39.5% of the project's cost) for construction of coastline defenses, as part of which the dike along the western beachfront of Pond 5 across from the hotels was raised together with a system for lowering subterranean water. The construction work with respect to the hotels' coastline was completed, and currently the Dead Sea Preservation Government Company Ltd. is conducting elevation work in the intermediate area between two hotel complexes. The "Permanent Solution" was established in the agreement with the Government of Israel in 2012, aiming to provide a defense at least until the end of the current concession period in 2030.

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

For further information see “Item 4 – Information on the Company — D. Property, Plant and Equipment” and Note 18 to our Audited Financial Statements.

ICL Group Limited 13

Any malfunction in the transportation systems we use to ship our products and receive raw materials could have a material adverse effect on our business, financial condition and results of operations

Part of our sales turnover is comprised of bulk products characterized by large quantities. Most of this production quantity is shipped through dedicated facilities from two seaports in Israel, one seaport in Spain and another seaport in the UK. Any significant disruption to seaport facilities and/or the array of transportation from the seaports, including a port workers’ strike, regulatory restrictions and changes in the rights of use of seaport facilities, may delay or prevent exports of our products to our customers, which could materially and adversely affect our business, financial condition and results of operations. In addition, any significant disruption, shortage, or unavailability in the array of transportation to the seaports and between various sites, primarily through trains and trucks, carrying our products and the raw materials we use in our business could result in customer dissatisfaction, loss of production or sales and higher transportation or equipment costs.

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

In addition, the Company transports hazardous materials using specialized transport facilities, such as isotanks for the conveyance of bromine. A malfunction in the transportation of hazardous materials in one of our specialized transport facilities may have an environmental impact and/or cause harm to the welfare of local residents, and, as a result, expose the Company to lawsuits and/or administrative proceedings or fines, and also lead to a shutdown of such materials’ transportation systems for a certain period until the cause of such malfunction is discovered and/or for purposes of preventative maintenance and improvement of the transportation array, and, as a result, may have a material adverse effect on the Company’s operations, financial condition and results of operations.

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

•
Difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations, including the US. Foreign Corrupt Practices Act (the “FCPA”), the UK. Bribery Act of 2010 and Section 291A of the Israeli Penal Law;

•	Unexpected changes in regulatory environments and increased government ownership and regulation in the countries in which we operate;

ICL Group Limited 14

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

Geopolitical changes such as war or the spread of a pandemic may materially and adversely affect our financial condition and results of operation

In March 2020, the World Health Organization declared Covid-19 a pandemic. In the following years, the pandemic spread across the globe at varying infection rates introducing significant business and economic uncertainty and volatility to global markets. Accordingly, there was a significant decline in global economic activity, in part, due to sporadic preventive measures taken by various governmental organizations around the world, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns.

The spread of the Covid-19 pandemic has led us to modify our business practices, including implementing policies, health and safety measures and procedures to protect our employees in all our facilities and offices. There is no certainty that such measures will be sufficient to mitigate the risks posed by any pandemic. Furthermore, our ability to perform certain functions may be affected if we are required to take additional steps.

War, acts of terror and/or governmental instability around the world are likely to negatively impact us. This impact may manifest itself in production delays, distribution delays, business and economic uncertainty and volatility to global markets, loss of property, injury to employees, and increased insurance premiums.

The Ukraine-Russia Conflict greatly impacted global agriculture in 2022 and resulted in elevated grain prices, which – in turn – drove prices higher for crops and livestock. The global grain stock-to-use ratio ended 2022 at its lowest in more than a decade.

The extent of the impact of a war or a pandemic on our operational and financial performance will depend on future developments, including, but not limited to:

•	The duration, severity and spread of the war or pandemic and the actions required by government authorities or other organizations to contain or treat its impact.

•	The duration and severity of the sustained global recession, and the uncertainty as to when global economy will fully recover.

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

ICL Group Limited 15

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

The ultimate impact of a war or health epidemic is highly uncertain and subject to change. To the extent that a war or a pandemic may negatively impact our business, results of operations, liquidity or financial condition, it may also have the effect of increasing many of the other risks described in this “Risk Factors” section.

Our operations could be adversely affected by price increases or shortages with respect to water, energy and our principal raw materials

We use water, energy and various raw materials as inputs and we could be affected by higher costs or shortages of these materials, as well as by changes in transportation prices.

Throughout 2022, we were able to offset higher prices for raw materials. However, as 2022 progressed, end-market demand diverged and like many of our peers we started working through higher priced inventory. A significant increase in price or shortage of raw materials, inter alia: ammonia, sulphur, WPA and 4D (which we purchase from third parties) could adversely and materially affect our results of operations, financial position, and our business.

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

The supply of electricity to our production processes and facilities in Israel is provided by our power station in Sodom and the national power grid. Our operations in Israel are dependent on these two sources, so significant malfunctions at the power station and/or interruption of power supply from the national grid in Israel may lead to additional financial liabilities and potential shutdowns at our production facilities, which could negatively affect ICL's ability to supply its products to both external customers and other ICL's sites using them as raw materials and reduce revenue from decreased production capacity. In addition, our magnesium plant requires a continuous supply of electricity, so any interruption in the power supply to the magnesium plant may cause significant damage to our magnesium production process. In prior years, due to events not in the control of the Company, we encountered uncertainty with respect to the supply of certain energy resources. For further information, see Note 18 to the Company’s Audited Financial Statements.

ICL Group Limited 16

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

We can provide no assurance that we will be able to impose on our customers increased costs with respect to water, energy and principal raw materials. Our inability to impose such cost increases could adversely affect our margins. For further information, see “Item 4 ‑ Information on the Company— B. Business Overview” and Note 5 to our Audited Financial Statements.

Completion of major projects may be dependent on third‑party contractors and/or governmental obligations. Furthermore, termination of engagements with contractors might entail additional costs

As part of our ongoing operation, the Company is required to execute key projects, which are of great importance to the Company’s continued operation and ability to significantly improve its competitive position in certain markets. Thus, for example, we are advancing significant investments in projects to increase our production capacity for our main product lines and in environmental projects. The completion of key projects could also be dependent on third-party contractors. Situations wherein such contractors encounter financial or operational difficulties, or have significant disagreements with the Company, could cause a significant delay in the planned timetables for completion of a project and/or material deviations from its budget and may even jeopardize its completion altogether. This could adversely and even materially affect our business, financial condition and results of operations.

The inflow of significant quantities of water into the Dead Sea could adversely affect production at our plants

The inflow of significant quantities of water into the Dead Sea could adversely affect production at our plants and may alter the composition of the Dead Sea water, in a manner that lowers the concentration of the solution pumped into the evaporation ponds, which may adversely affect production at ICL plants, our results of operations financial position, and our business. This risk may materialize, among other things, as a result of the construction of a canal connecting the Mediterranean Sea with the Dead Sea, the inflow of water from the Sea of Galilee (Kinneret) to the Dead Sea via the Jordan River, or the construction of a canal from the Red Sea to the Dead Sea.

We are exposed to the risk of labor disputes, slowdowns and strikes

From time to time, we experience labor disputes, slowdowns and strikes. A significant portion of our employees are subject to collective labor agreements, mainly in Israel, China, Germany, United Kingdom, Spain, the Netherlands and Brazil. Prolonged slowdowns or strikes at any of our plants may disrupt production and result in non-delivery of products already ordered. Also, ramp-up time is needed to return to full production capacity at the facilities. Due to the interdependence between ICL plants, slowdowns or strikes at any of ICL's plants may affect the production capacity and/or production costs at other ICL plants. During labor disputes, the workers union may impose certain sanctions which may include blocking or delaying the transfer of goods through the factory gates; such disputes may escalate into a strike. Labor disputes, slowdowns or strikes, as well as the renewal of collective labor agreements, may lead to significant costs and loss of profits, which could adversely, and even materially, affect our operating results and our ability to implement future operational changes for efficiency purposes.

ICL Group Limited 17

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

Any of the following may have a material adverse effect on our operating expenses, effective tax rate and overall business results:

•	Some government incentive programs may be discontinued, expire cancelled or changed;

•
Governments may initiate new legislation or amend existing legislation in order to impose additional and/or increased fiscal liabilities on our business, such as additional royalties, natural resource taxes or required investments, as has occurred in Israel, for example, with respect to the Law for Taxation of Profits from Natural Resources;

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

Our tax expenses and the resulting effective tax rate reflected in our consolidated financial statements may increase over time as a result of changes in corporate income tax rates and/or other changes in tax laws in the various countries in which we operate. We are subject to taxes in many jurisdictions, including jurisdictions in which we have a limited presence, and discretion is required in the determination of the provisions for our tax liability. Considering recent trends in international tax law and OECD recommendations, significant changes to international tax laws and practices may be adopted by various jurisdictions. Such changes could result in us being subject to tax in jurisdictions in which we currently are not subject to tax (including jurisdictions in which we have limited or no operations other than performing sales activities). Similarly, we are subject to examination by the tax authorities in many different jurisdictions. As part of such tax examinations, the relevant tax authorities may disagree with the taxable income reported and may also dispute our interpretation of the applicable tax legislation relating, among other things, to inter-company agreements.

ICL Group Limited 18

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

BEPS and Pillar and 2 proposed arrangements

The Base Erosion and Profit Shifting (“BEPS”) project and other initiatives like Pillars 1 and 2 undertaken by the Organization for Economic Cooperation and Development (“OECD”) may have adverse consequences to our tax liabilities. These initiatives contemplate changes to numerous international tax principles, national tax incentives and enforce other arrangements like minimum effective tax liability. These changes, when adopted by individual countries, could adversely affect our provision for income taxes. Countries have been translating the BEPS recommendations into specific national tax laws and are expected to do so also with respect to Pillar 1 and 2, while in the EU, Pillar 2 is expected to be effective as early as of FY 2024. It remains difficult to predict the magnitude of the effect of such new rules on our financial results.

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

We have expanded our business by mergers and acquisitions, as well as by organizational restructuring and various initiatives designed to increase production capacity and reduce costs of our existing operations. This could result in a diversion of resources and significant expenses, a disruption of our existing business operations and an adverse effect on our financial condition and results of operations

Negotiation processes with respect to potential acquisitions or joint ventures, as well as the integration of acquired or jointly developed businesses, require management to invest time and resources, in addition to significant financial investments, and we may not be able to realize or benefit from the potential involved in such opportunities. Future acquisitions could lead to substantial cash expenditures, dilution due to issuance of equity securities, the incurrence of debt and contingent liabilities, including liabilities for environmental damage caused by acquired businesses prior to or after the date we acquired them, a decrease in our profit margins, impairment of intangible assets and goodwill; and increased governmental oversight over the Company’s activity in certain areas. There is no guarantee that businesses that have been or will be acquired will be successfully integrated with our current businesses and operations, and we may not realize the anticipated benefits of such acquisitions and even incur losses as a result thereof.

ICL Group Limited 19

Some of our partners or potential partners in these business initiatives are governments, governmental bodies or publicly owned companies. We may face certain risks in connection with our investments in partnerships including, for example, if the needs, desires or intents of our partners change, if the government changes or if the ownership structure of our partners changes.

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

As a multinational company, our sales may be adversely affected by currency fluctuations and restrictions, as well as by credit risks

Our global activities expose us to the impact of currency exchange rate fluctuations. Our financial statements are prepared in US dollars. Our sales are in a variety of currencies, primarily in US dollars and euros. As a result, we are currently subject to significant foreign currency risks that affect our financial results and may face greater risks as we enter new markets. We may also be exposed to credit risks in some of these markets. The imposition of price controls and restrictions on the conversion of foreign currencies could also have a material adverse effect on our financial results. Part of our operating costs are incurred in currencies other than US dollars, particularly in euros, NIS, GBP, BRL and RMB. As a result, fluctuations in exchange rates between the currencies in which such costs are incurred and the US dollar may have a material adverse effect on the results of our operations, the value of the balance sheet items measured in foreign currencies and our financial condition.

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

See “Item 11 – Quantitative and Qualitative Disclosures about Market Risk — Exchange Rate Risk”.

Because some of the Company’s liabilities bear interest at variable rates, we are exposed to the risk of interest rate increases, including in connection with any developments with respect to the LIBOR phase-out period

A portion of our liabilities bear interest at variable rates and therefore, we are exposed to the risk stemming from an increase in interest rates, which would increase our financing expenses and adversely affect our results. Such increase in interest rates may also occur as a result of a downgrade in our credit rating.

ICL Group Limited 20

Further, a portion of our loans bear variable interest rates based on the short-term London interbank offered rate for deposits of US dollars (LIBOR) rate for a period of one to twelve months, plus a margin as defined in each loan agreement. In accordance with recommendations from the Alternative Reference Rates Committee, US. dollar LIBOR is currently being replaced with the Secured Overnight Financing Rate (“SOFR”), a new index that measures the cost of borrowing cash overnight, backed by the US. Treasury securities. Given that SOFR is a secured rate backed by government securities, it is a rate that does not take into account bank credit risk (as is the case with LIBOR). SOFR is therefore likely to be lower than LIBOR and is less likely to correlate with the funding costs of financial institutions. As a result, parties may seek to adjust the spreads relative to such reference rate in underlying contractual arrangements. These reforms may cause existing loan agreements using LIBOR to perform differently than in the past or to disappear entirely. The consequences of these developments with respect to LIBOR cannot be entirely predicted but may result in the level of interest payments on the portion of our indebtedness that bears interest at variable rates to be affected, which may adversely impact the amount of our interest payments under such debt. To the extent these interest rates increase, our interest expense will increase, and may adversely affect our results. See “Item 11 – Quantitative and Qualitative Disclosures about Market Risk — Interest Rate Risk”.

In anticipation of LIBOR’s phase-out, we initiated discussions with our lenders to negotiate a replacement benchmark for LIBOR. Failure to reach an agreement on a replacement benchmark, or the failure to reach an agreement that results in an effective interest rate at least as favorable to us as our current effective interest rates, could result in a significant increase in our debt service obligations, which could adversely affect our financial condition and results of operations.

We are exposed to material fines, penalties and other sanctions and other adverse consequences arising out of FCPA investigations and related matters

We are required to comply with the US Foreign Corrupt Practices Act (the "FCPA"), the UK Bribery Act and similar anti-corruption laws in other jurisdictions around the world, in the countries where we operate. We operate and sell in countries that may be considered as high risk in this regard. Compliance with these laws has been subject to increasing focus and activity by regulatory authorities, both in the US and elsewhere, in recent years. Actions by our employees, as well as third party intermediaries acting on our behalf, in violation of such laws, whether carried out in the US or elsewhere in connection with the conduct of our business, could expose us to significant liability for violations of the FCPA or other anti-corruption laws and accordingly may have a material adverse effect on our reputation and our business, financial condition and results of operations.

ICL Group Limited 21

An interruption, breakdown, destruction, disruption, security breach or other similar incident with respect to our, or our service providers’, information technology systems could adversely affect our business

Information technology (IT) systems, including our hardware, software and telecommunications networks, as well as data centers and other information technology systems of third parties are critical to the operation of our business and essential to our ability to successfully perform day-to-day operations. Our operations also depend on the timely maintenance, upgrade and replacement of such systems, as well as pre-emptive expenses to mitigate the risks of failures. An interruption, breakdown, destruction, disruption, security breach or other similar incident with respect to our, or our service providers’, information technology systems and/or infrastructure by authorized or unauthorized persons could adversely affect our business and operations and in some cases even lead to environmental damage or cause harm or damage to the civilian population located in the vicinity of our production facilities. Moreover, we could experience business interruption, information or money theft and/or reputational damage as a result of cyber-attacks, security breaches or other similar incidents, which may compromise our, or our service providers’, systems, lead to data leakage and to disruption of sensitive production facilities and/or the security thereof, whether internally or at our third-party providers. Our, and some of our service providers’, systems have been, and are expected to continue to be, the target of malware and other cyber-attacks. Despite our investment in measures to reduce these risks, we cannot guarantee that these measures will be successful in preventing compromise and/or disruption of our information systems and related data or that such systems and data held and operated by our service providers will be secure. We have a limited ability to control the operations and security of the information systems used on our behalf or provided to us by our service providers and may have limited recourse with such service providers in the event an issue arises. As we become more dependent on information technologies to conduct our operations, and as the number and sophistication of cyber-attacks increase, the risks associated with cybersecurity increase. These risks apply both to us, and to third parties on whose systems we rely for the conduct of our business. Cyber threats are persistent and constantly evolving and include, but are not limited to, installation of malicious software, ransomware, viruses, social engineering (including phishing attacks), denial of service or other attacks, employee theft or misuse, unauthorized access to data and other security breaches. Threats may derive from human error, fraud or malice on the part of employees or third parties or may result from accidental technological failure. Such threats have increased in frequency, scope and potential impact in recent years, which have increased the difficulty of detecting and successfully defending against them. We may not be able to anticipate all security breaches or other similar incidents, detect or react to such incidents in a timely manner or adequately remediate any such action. As cyber threats continue to evolve, we may be required to incur additional expenses in order to enhance our protective measures or to remediate any information security vulnerability, security breach or other similar incident. Any cyber-attack, interruption, breakdown, destruction security breach or other similar incident with respect to our information technology systems and/or infrastructure could also require significant management attention and resources, result in the violation of applicable data privacy and cybersecurity laws and regulations, subject us to legal liabilities and notification obligations, negatively impact our reputation among our customers, business partners and the public, and cause us to incur significant costs, any of which could have a material adverse effect on our business, financial condition and results of operations.

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

For further information on our cybersecurity policies and measures, see “Item 4 - Information on the Company — B. Business Overview — Cybersecurity.”

ICL Group Limited 22

Failure to retain and/or recruit personnel for key operational/professional positions, or to attract additional executive and managerial talent, could adversely affect our business

Given the complexity of our businesses and their global reach, we rely upon our ability to recruit and retain skilled management and other employees, including engineers, agronomists, scientists, technical equipment operators, programmers, data scientists, and other employees with special expertise. Much of our competitive advantage is based on the expertise, experience and know-how of our key management personnel. Any loss of service of key members of our organization, or any diminution in our ability to continue to attract high-quality employees may delay or prevent the achievement of major business objectives and may have a material adverse effect on our business, financial condition and results of operations.

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

In September 2021, the Company entered into a new sustainability linked loan (SLL) agreement, which includes sustainability performance targets. Any failure to comply with these targets or failure to successfully track certain measurements we need to provide pursuant to the SLL, may result in penalties and impede our efforts to raise funds, which may not be available to us on favorable terms or at all, especially as such loans become increasingly common.

ICL Group Limited 23

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

In addition, government policies, and specifically, subsidy levels, may affect the number of agricultural crops and, as a result, sales of our fertilizer products. Generally, reductions in agricultural subsidies to the farmer or increases in subsidies to local fertilizer manufacturers in countries where we sell our products have an adverse effect on our fertilizer business. In addition, the ongoing trade dispute between the US and China may also affect the sales of some of the Company’s products through continued imposition of existing tariffs or increased tariffs or other trade barriers that may negatively affect our sales directly and/or indirectly by affecting our customers’ business and operations, which could materially and adversely affect our business, financial condition and results of operations.

ICL Group Limited 24

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

Sales of our Industrial Products and Phosphate Solutions segments’ products are affected by various factors that are not within our control, including developments in the end markets of industrial materials and food, legislative changes, recession or economic slowdown and changes in currency exchange rates

Sales of our Industrial Products and Phosphate Solutions segments’ products are affected by global economic conditions in the markets in which we operate. For example, our sales may be affected by the slow economic recovery or any reversal thereof in Europe. In addition, we have significant manufacturing operations in Europe and a large portion of our European sales are in euros, while some of our competitors are manufacturers located outside Europe whose operational currency is the US dollar. As a result, a strengthening of the euro exchange rate against the US dollar increases the competitive advantage of these competitors.

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

In addition, the ongoing trade dispute between the US and China may also affect the sales of some of our products through continued imposition of the existing tariffs or increased tariffs or other trade barriers that may negatively affect our sales directly and/or indirectly by affecting our customers’ business and operations, which could materially and adversely affect our business, financial condition and results of operations.

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

In addition, environmental regulations, significant changes in the USD against the NIS exchange rate and trade barriers may negatively affect our sales directly and/or indirectly by affecting our customers’ business and operations, which could materially and adversely affect our business, financial condition and results of operations.

ICL Group Limited 25

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

•
Emissions permit under the Israeli Clean Air Act (hereinafter - the Law) - In 2021, the Company's emission permit was renewed until September 2023. The permit reflects an updated outline of requirements by the Israeli Ministry of Environmental Protection (MoEP). Postponement of the execution of a limited number of projects was granted within the framework of an administrative order under Section 45 of the Law. The Company is experiencing difficulties meeting the execution schedules of a limited number of projects, and, accordingly, continues to work with the MoEP to find satisfactory solutions, while considering the uncertainty surrounding Rotem Israel's activity as far as the implementation of long-term projects is concerned.

•
Rotem Israel has two lease agreements in effect until 2024 and 2041 as well as an additional lease agreement for the Oron plant, which expired in 2017. As of the reporting date, the Company has an agreement in principle, with the Israel Land Authority - Southern Region, regarding the receipt of a license agreement for Oron plant until the end of 2025. The license agreement is subject to the approval of the Israel Land Authority management.

•
Phosphogypsum storage - In 2021, a new Urban Building Plan was approved, the main objectives of which are to regulate areas for phosphogypsum storage reservoirs. Following the ambiguity of the guidelines regarding the calculation of the building permit fees, in April 2022, Israel’s Planning Administration stated its position that the Company should pay insignificant fees. Following Tamar Regional Council’s rejection of the position, in January 2023, the Company reached principal understandings with the Regional Council regarding the fee amounts, subject to a signed agreement.

•
Energy Production – As part of the Company’s efforts to ensure the continuity of energy production in Rotem Israel in accordance with the policy of the Ministry of Energy and the Ministry of Environmental Protection, in September 2022, the Company began to operate a natural gas-based steam boiler which replaced the existing energy production facility that utilized oil shale.

•
Finding economically feasible alternatives to continue phosphate operations in Rotem Israel – According to the Company's assessment, the estimated useful life of Rotem's phosphate rock reserves in its existing mining areas is limited to a few years. The Company is working to promote economic alternatives for future phosphate operations at Rotem Israel and to obtain required permits and approvals, including by conducting pilots to adapt various potential types of phosphate rock for the Company’s products as part of an effort to utilize and increase existing phosphate reserves.

ICL Group Limited 26

The Company estimates that it is more likely than not that it will be able to continue its phosphate operations at Rotem Israel, by obtaining the approvals and permits required to ensure its future phosphate operations within a time frame that is not expected to materially impact the Company's results. Nevertheless, there is no certainty as to the success of receiving such approvals and permits, nor is there certainty regarding future phosphate rock resources and/or by what date they will be received. Failure to obtain them, or a significant delay in obtaining them, can lead to a material impact on the Company's business, financial position and results of operations.

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

For further information, see “Item 4 – Information on the Company — B. Business Overview”.

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

ICL Group Limited 27

Some of our manufacturing or marketing activities (and sometimes transportation and storage as well) entail safety risks that we attempt to minimize but are unable to eliminate. In various countries, including Israel and the US, legislation exists that can impose liability on us irrespective of our actual intent or negligence. Other laws impose liability on defendants jointly and severally, and sometimes retroactively, and therefore can cause us to be liable for activities executed jointly with others and at times solely by others. We may also be found liable for claims related to land treatment where mining operations and other activities were conducted, even after such activities have ceased.

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

For further information, see “Item 4 – Information on the Company — B. Business Overview “.

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

Because food safety issues could be experienced at the source or by food suppliers or distributors, food safety could, in part, be beyond our control. Regardless of the source or cause, any report of food-borne illness or other food safety issues such as food tampering or contamination of products that contain our ingredients or additives could adversely impact our reputation, hindering our ability to renew contracts on favorable terms or to obtain new business, and have a negative impact on our sales. Even instances of food-borne illness, food tampering or contamination of products that do not contain our ingredients or additives could result in negative publicity and could negatively impact our sales.

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

ICL Group Limited 28

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

Risks Related to Our Operations in Israel and/or to the Company being an Israeli Company

Due to our location in Israel and/or being an Israeli company, our operations may be exposed to war or acts of terror. In addition, we are exposed to risks of terrorist acts, war and governmental instability in the regions outside Israel where we operate

War, acts of terror and/or governmental instability in the regions where we operate are likely to negatively impact us. This impact may manifest itself in production delays, distribution delays, loss of property, injury to employees, and increased insurance premiums. In addition, our plants may be targets for terrorist acts due to the chemicals they store. We do not have property insurance against war or acts of terror, other than compensation from the State of Israel pursuant to Israeli law, which covers only physical property damage, without accounting for reinstatement values.

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

ICL Group Limited 29

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

It may be difficult to enforce a US judgment against us and our directors and officers, in Israel or the US, or to serve process on our directors and officers

We are incorporated under Israeli law. Many of our directors and executive officers reside outside the US, and most of our assets are located outside the US. Therefore, a judgment obtained in the US against us or many of our directors and executive officers, including one based on the civil liability provisions of the US federal securities laws, may not be collectible in the US and may not be enforced by an Israeli court. It also may be difficult for an investor to effect service of process on these persons in the US or to assert claims under the US securities laws in original actions instituted in Israel.

ICL Group Limited 30

Rights and responsibilities as a shareholder are governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of US companies

We are incorporated under Israeli law. The rights and responsibilities of the holders of our ordinary shares are governed by our Articles of Association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical US corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions.

These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of US corporations.

In light of the Company’s listing for trading on a stock exchange in the US, and considering the fact that our parent company is subject only to the Israeli securities law, we are subject, in certain aspects, to both Israeli law and US law, a fact which may cause us to face both reporting and legal conflicts.

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

For information respecting legal proceedings and actions, see Note 18 to our Audited Financial Statements and “Item 8 - Financial Information— A. Consolidated Statements and Other Financial Information”.

ICL Group Limited 31

Risks Related to Our Ordinary Shares

We have one key shareholder who is our controlling shareholder. This controlling shareholder may influence decision making with which other shareholders may disagree

As of December 31, 2022, the Israel Corporation Ltd. (“Israel Corp.”) holds the controlling interest in the Company.

The interests of Israel Corp. may differ from the interests of other shareholders. Israel Corp. exercises control over our operations and business strategy and has sufficient voting power to control many matters requiring approval by our shareholders, including:

•	The composition of our Board of Directors (other than external directors, as described under “Item 6 - Directors, Senior Management and Employees— C. Board Practices”;

•	Mergers, acquisitions, divestitures or other business combinations;

•	Future issuances of ordinary shares or other securities;

•	Amendments to our Articles of Association, excluding provisions of the Articles of Association that were determined by virtue of the Special State Share; and

•	Dividend distribution policy.

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

The existence of a Special State Share gives the State of Israel veto power over transfers of certain assets and shares above certain thresholds, and may have an anti‑takeover effect

The State of Israel holds a Special State Share in our Company and in some of our Israeli subsidiaries. The Special State Share entitles the State of Israel, among other things, to restrict the transfer of certain assets and some acquisitions of shares by any person that would become a holder of specified amounts of our share capital. Because the Special State Share restricts the ability of a shareholder to gain control of our Company, the existence of the Special State Share may have an anti‑takeover effect and therefore depress the price of our ordinary shares. Furthermore, the existence of the Special State Share may prevent us from realizing and developing business opportunities that may come across. To the best of the Company’s knowledge, during the second half of 2018, an inter-ministerial team was established, headed by the Ministry of Finance, whose purpose is, among other things, to regulate the authority and supervision in respect of the Special State Share, as well as reduce the regulatory burden. In January 2019, the work of this team was put on hold until further notice due to the dissolution of the Knesset and lack of permanent Government. As at the date of the report, the Company is unable to estimate the implications of this process on the Company, if any, but it is possible that the introduction of an additional array of regulatory provisions, coupled with strict enforcement, may increase the uncertainty in the management of Company’s operations relating to natural resources in Israel and may have a material adverse effect on our business, our financial condition and results of operations.

ICL Group Limited 32

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

Shareholders may be diluted by the future issuance of additional ordinary shares, among other reasons, for purposes of carrying out future acquisitions, financing needs, and also as a result of our incentive and compensation plans

As at the date of this Annual Report, we have approximately 171 million NIS 1 par value (approximately $49 million) shares authorized but unissued. We may choose to raise substantial equity capital in the future to acquire or invest in businesses, products or technologies and other strategic relationships and to finance unanticipated working capital requirements to respond to competitive pressures. The issuance of any additional ordinary shares in the future, or any securities that are exercisable for or convertible into our ordinary shares, will have a dilutive effect on our shareholders as a consequence of a reduction in percentage ownership.

For example, as at the date of the report, there are about 15 million outstanding options for our ordinary shares that were issued under our incentive and compensation plan. For further information, see Item 6 - Directors, Senior Management and Employees— E. Share Ownership.

ICL Group Limited 33

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

Our ordinary shares are traded on different markets which may result in price variations

Our ordinary shares have been traded on the Tel Aviv Stock Exchange (TASE) since 1992 and have been listed on the New York Stock Exchange (NYSE) since September 2014. Trading in our ordinary shares on these markets occurs in different currencies (US dollars on the NYSE and NIS on the TASE) and occurs at different times (resulting from different time zones, different trading days and different public holidays in the US and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and NYSE requirements, which may result in less protection than is afforded to investors under rules applicable to domestic issuers

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required by the NYSE for domestic issuers. For instance, we have elected to follow home country practices in Israel with respect to, among other things, composition and function of the Audit and Finance Committee and other committees of our Board of Directors and certain general corporate governance matters. In addition, in certain instances we will follow our home country law, instead of NYSE rules applicable to domestic issuers, which require that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control of our Company, certain transactions other than a public offering involving issuances of a 20% or more interest in our Company and certain acquisitions of the stock or assets of another company. Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a US company listed on the NYSE may provide less protection than is afforded to investors under the NYSE rules applicable to domestic issuers.

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the US Securities Exchange Act of 1934, as amended (the “Exchange Act”), related to the furnishing and content of proxy statements and the requirements of Regulation FD (Fair Disclosure), and our directors, officers and principal shareholders are exempt from the reporting and short‑swing profit recovery provisions of Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

ICL Group Limited 34

The Company has a history of quarterly fluctuations in the results of its operations due to the seasonal nature of some of its products and its dependence on the commodities markets. Revenues below seasonal norms may disappoint investors and result in a decline in our share price

We have experienced, and expect to continue to experience, fluctuations in our quarterly results of operations due to the mix of products we sell and the different countries in which we operate. Our sales have historically been stronger in the second and third quarters of each year. In the past years, we are witnessing changes in seasonal patterns which are reflected in high off-season demand as a result of governments’ food security strategies and the like, which increases uncertainty regarding future seasonality fluctuations. If, for any reason, our revenues are below seasonal norms, we may not be able to recover these sales in subsequent periods and our annual results of operations may not meet expectations. If this occurs, the market price of our ordinary shares could decline.

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

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as US public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

ICL was established in Israel in 1968 as a government-owned and -operated company in Israel and operates as a limited liability company under the laws of Israel. In 1975, the shares of certain companies (including, among others, ICL Dead Sea, ICL Rotem, Dead Sea Bromine, Bromine Compounds and Tami) were transferred to ICL. In 1992, following a decision of the Israeli government to privatize ICL, the State of Israel published its tender prospectus, 20% of the Company's shares were sold to the public and its shares were registered for trading on the Tel‑Aviv Stock Exchange (TASE). Prior to our public share issuance, a Special State Share in our Company and our main Israeli subsidiaries was issued to the State of Israel (for further details regarding the terms of the Special State Share, see “Item 10 - Additional Information— B. Memorandum, Articles of Association and Special State Share”). In 1995, the State of Israel sold its controlling interest in the Company (representing approximately 24.9% of our shares) to Israel Corp., a publicly traded company on the TASE (ILCO), which was controlled at that time by the Eisenberg family. A majority of the ordinary shares, held by the State of Israel, were sold during the following years. In 1999, the Ofer Group acquired the Eisenberg family’s shares in Israel Corp. In 2000, the State of Israel ceased to be a stakeholder in terms of holding any of our ordinary shares, but it retained its Special State Share. In September 2014, we listed our shares on the New York Stock Exchange, and they are currently traded in Tel Aviv and in New York.

ICL Group Limited 35

As of December 31, 2022, Israel Corp. holds approximately 43.16% of our outstanding ordinary shares and approximately 43.98% of the shareholders' voting rights.

The following is a list of significant acquisitions and divestitures over the last several years:

•	In January 2022, the Company completed the sale of its 50% share in its joint venture, Novetide Ltd.

•
In January 2021 and in July 2021, we completed the acquisitions of Agro Fertiláqua Participações S.A., one of Brazil's leading specialty plant nutrition companies, and the South American Plant Nutrition business of Compass Minerals América do Sul S.A. (hereinafter - ADS), respectively.

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

For information about our principal capital expenditures during the last three fiscal years, see “Item 5 - Financial Results and Business Overview— B. Liquidity and Capital Resources”.

B. BUSINESS OVERVIEW

Company Overview

ICL Group Ltd. is a leading global specialty minerals company, which creates impactful solutions for humanity’s sustainability challenges in the food, agriculture, and industrial markets. ICL leverages its unique bromine, potash, and phosphate resources, its global professional workforce, and its sustainability focused R&D and technological innovation capabilities, to drive the Company's growth across its end markets. The Company’s operations are organized under four segments: Industrial Products (Bromine), Potash, Phosphate Solutions and Growing Solutions.

Our principal assets include:

•	Access to one of the world’s richest, longest‑life and lowest‑cost sources of potash and bromine (the Dead Sea).

•	A potash mine and processing facilities in Spain.

•	Bromine compounds processing facilities in Israel, the Netherlands and China.

ICL Group Limited 36

•
A unique integrated phosphate value chain that extends from phosphate rock mines in Israel and in China to value‑added downstream products produced in facilities located in Israel, Europe, the US, Brazil and China. Our specialty phosphates serve the food industry by providing texture and stability solutions to the meat, meat alternatives, poultry, sea food, dairy and bakery markets, as well as numerous other industrial markets, such as metal treatment, water treatment, oral care, carbonated drinks, asphalt modification, paints and coatings and more.

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

•
Research & Development and Innovation: We benefit from our proximity to Israel’s global-leading high-tech and agri-tech eco-system, as well as our vast agronomy and chemistry knowledge that we have accumulated over decades. Our extensive global R&D infrastructure includes 23 R&D and Innovation centers around the world that employ 300 highly experienced personnel who have obtained 770 patents in 220 patent families. ICL's R&D unit supports the development of new, innovative products, applications and formulations for each of our operating segments through internal research, employee ideation and collaborative research with third parties.

•	An extensive global logistics and distribution network with operations in over 30 countries.

•	A leading distribution network of specialty plant nutrition in Brazil.

For the year ended December 31, 2022, we generated total sales of $10,015 million, operating income of $3,516 million, adjusted operating income of $3,509 million, net income attributable to the shareholders of the Company of $2,159 million and adjusted net income attributable to the shareholders of the Company of $2,350 million. See "Item 5 – Financial Results and Business Overview– A. Operating Results" and Note 5 to our Audited Financial Statements.

Sales by the Industrial Products segment totaled to $1,766 million and operating profit attributable to the segment totaled to $628 million, sales by the Potash segment totaled to $3,313 million and operating profit attributable to the segment totaled to $1,822 million, sales by the Phosphate Solutions segment totaled to $3,106 million and operating profit attributable to the segment totaled to $777 million, and sales of the Growing Solutions segment totaled to $2,422 million and operating profit attributable to the segment totaled to $378 million.

For a breakdown of sales and a geographic market by segments, see “Item 5 – Financial Results and Business Overview— A. Operating Results” and Note 5 to our Audited Financial Statements.

ICL Group Limited 37

Markets and Industries

General

Our integrated business model is mainly structured around three mineral value chains – bromine, potash and phosphate. These minerals are the main raw materials for most of the value-added downstream products in our Company’s portfolio. Our operations are organized under four reporting segments: Industrial Products (bromine), Potash, Phosphate Solutions and Growing Solutions. The segments represent a specific value chain, and we are a leader in each of these segments – either in terms of market share or cost competitiveness.

Our Industrial Products segment primarily operates the bromine value chain, which includes elemental bromine and bromine compounds for various industrial applications. This segment also operates several complementary businesses, mainly phosphorous-based flame retardants and additional Dead Sea minerals for the pharmaceutical, food, oil and gas, and de-icing industries.

The Potash segment operates our potash value chain and includes primarily potash fertilizers and the magnesium business, a byproduct of potash production, which produces and sells pure magnesium and magnesium alloys, as well as chlorine and sylvinite.

The Phosphate Solutions segment is based on our phosphate value chain. It includes specialty phosphate salts and acids for various food and industrial applications, as well as commodity phosphates, which are used mainly as fertilizers.

The fourth segment, Growing Solutions, includes our specialty fertilizers business. We are focused on expanding and strengthening our Growing Solutions offerings, by maximizing its existing capabilities and agronomic expertise. Our stated strategy calls for expansion and global diversification through opportunistic M&A and, accordingly in 2022, we integrated the 2021 acquisitions of Fertiláqua, a Brazilian specialty crop nutrition company, and the South American Plant Nutrition business from Compass Minerals (hereinafter - ADS). Both acquisitions have helped position ICL as the leading specialty plant nutrition company in Brazil and balance segment seasonality.

ICL Group Limited 38

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

ICL's bromine solutions are found in numerous products and make consumer goods safer and industrial production more efficient and sustainable. The largest commercial use of bromine is in flame retardants, which are used by the electronics and components, automotive (including electric vehicles – EVs), building and construction, as well as furniture and textiles end-markets. Bromine and its derivatives are also used in various other industrial applications, including rubber production, oil and gas drilling, water purification, and in the pharmaceutical and food industries.

ICL Group Limited 39

Demand for products manufactured by our Industrial Products segment is driven by population growth, improved standards of living, greater environmental and safety awareness, and an increased focus on cost effective industrial production. Increased regulation and environmental awareness also drive demand for polymeric and reactive bromine and phosphorus-based flame retardants, which are considered more environmentally friendly. While end-market demand patterns remained primarily stable in 2022, there was an expected reduction in demand for consumer electronics, following a Covid-related increase in the prior two years. In the second half of 2022, global inflation and higher interest rates resulted in some uncertainty in the housing end-market. Conversely, demand for oil and gas applications was influenced by the Ukraine-Russia Conflict. Over the long-term, ICL estimates bromine demand to remain relatively stable and expects market growth to be primarily linked to above-mentioned market drivers. Additionally, for the automotive end-market, demand is expected to increase, as the acceptance and use of EVs continue to grow.

Bromine supply has tightened, as Chinese producers have significantly decreased their bromine production over the past few years, due to resource depletion, increased environmental-related regulatory pressure, and reduced availability of land for bromine production. This shift, combined with a shortage of economically viable bromine resources globally, has resulted in higher prices.

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

In the food industry, phosphate salts are used as functional food ingredients and provide texture and stability solutions for the processed meat, poultry, seafood, dairy, beverage, and bakery industries. On the industrial side, ICL's specialty phosphates are found in water and metal treatment supplies, cleaning and construction materials, paints and coatings, and more. Specialty phosphates are also found in cola beverages and oral care products.

According to our estimates, ICL holds a leading position in specialty phosphates in Europe, North America and Latin America, and a worldwide market share of approximately 20%. Additionally, demand for purified phosphoric acid - a key raw material for water soluble fertilizers - is expected to continue to increase, driven by rapid growth in fruit and vegetable consumption and changing agricultural production systems. Similarly, phosphate salts – used in processed meats, cheeses and baked goods – have seen increased consumption in developing countries.

Consumer demand for different food products has changed dramatically over the past several decades, driven by higher income per capita, demographic shifts and lifestyle changes. Longer working hours, changing family structures, increased awareness of nutrition and health issues, and access to a broader variety of food products, have resulted in growing demand for more sophisticated, protein-enriched, unprocessed (clean label) and non-allergenic (free from) food products with improved flavor, texture and appearance. An increasingly longer supply chain and consumer awareness of food waste also drives the demand for longer shelf‑life and food stability. These trends stimulate long‑term demand for food additives, such as phosphate derivatives and phosphate and protein formulations.

ICL Group Limited 40

For 2023, we expect to increase our food-grade WPA production at our YPH in China, in order to serve local food and industrial applications markets. We also expect to increase our battery grade MAP sales to the rapidly growing lithium iron phosphate (LFP) battery market in China.

Agriculture Markets

Fertilizers

Our potash and phosphate commodity fertilizers, FertilizerpluS, and specialty fertilizers businesses serve agriculture markets worldwide.

Fertilizers serve an important role in global agriculture by providing vital nutrients to increase both crop yield and quality. Nitrogen, phosphorus and potassium (N, P and K) constitute the three major nutrients required for plant growth, and there are no artificial substitutes for potassium and phosphorous. Although these nutrients are naturally found in soil, they are depleted over time by farming, which can lead to declining crop yields and land productivity. To replenish these nutrients, farmers must apply fertilizers.

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

Short term demand for fertilizers is volatile and seasonal and affected by factors, such as the weather in the world’s key agricultural growing regions, fluctuations in planting main crops, agricultural input costs, agricultural product prices and developments in biotechnology. Some of these factors are influenced by various countries’ government subsidies and environmental regulations or by the lines of credit granted to farmers or to producers of agriculture inputs. In addition, currency exchange rates, legislation and international trade policies have an impact on the supply, demand and level of consumption of fertilizers worldwide. Nevertheless, the common perception, reinforced by the 2020 outbreak of Covid -19, is that the policy of most countries is to ensure an orderly and high-quality supply of food for their population, and to this end, they encourage local agricultural production. This perception was enhanced by the Ukraine-Russia Conflict, which resulted in a decrease in availability of both commodity fertilizers and grains and was exacerbated by the US and European sanctions on Belarusian fertilizers, implemented in early 2022. Despite any short-term issues, we expect that in the long-term the upward growth trend in the fertilizers market will be maintained.

Global fertilizer demand is also driven by the supply/demand balance for grains and other agriculture products markets, which impacts prices. Supply of agriculture products is influenced by weather, planted areas and input usage, while demand is primarily influenced by population growth and dietary changes in the developing world.

ICL Group Limited 41

Population and Income Growth per Capita. Historically, growth in global fertilizer consumption has been closely correlated to the growth of the world’s population, which is expected to grow from 7.6 billion in 2022 to 9.8 billion by 2050, according to the Food and Agriculture Organization of the UN (FAO). Currently, developed countries use fertilizers more intensively than developing countries and, therefore, produce crops at much higher yields. Economic growth in emerging markets supports food demand and, as a result, fertilizer use. In addition, growth in income per capita in developing markets is resulting in a shift to more protein‑rich diets through higher meat consumption - which requires larger quantities of grain for their growth. According to estimates published by the International Monetary Fund (IMF), GDP per capita in emerging markets and developing economies (current prices) is expected to grow by 12.3% and 5.1% in 2023 and 2024, respectively.

Declining Arable Land per Capita. As the world’s population grows, mainly in cities, farmland per capita decreases and more food production is needed from each acre of farmland, which requires increased yield per planted area. Based on data provided by the FAO, the amount of arable land per capita is expected to decrease from 0.21 hectares per person to 0.18 hectares between 2023 and 2050. New arable land is available only in limited quantities and is concentrated mainly in Brazil. Therefore, the only viable path to increased crop production is through a yield increase in developing regions – mainly in China, India, Russia, Africa and Central America. This can be achieved by optimizing the use of fertilizers - especially improving the balance in the use of potash, which is underutilized versus the use of nitrogen fertilizers - together with improved water availability and better seeds. According to the FAO, world crop production will increase by 23.0% between 2023 and 2050, with most of the growth expected to be attributed to increase in yields.

Grain Stock‑to‑Use Ratio. As illustrated by the chart below, starting from the year 2000 and until the 2021/2 agriculture season, pressure on food demand and unfavorable weather in the main growing areas resulted in low levels of the grain stock‑to‑use ratio (a metric index of the level of carryover stock). Since then, several years of favorable weather led to a trend of increasing yields, resulting in an increase in the grain stock-to-use ratio. An increase in the grain stock-to-use ratio generally indicates that grain prices may decline (due to higher grain supply) and vice versa.

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

In 2022, average prices of rice, soybean, corn and wheat increased by 14.41%, 11%, 10.1% and 5.2%, respectively. These increases occurred, due to global concerns regarding food security, which were exacerbated by the Ukraine-Russia Conflict. Good agricultural fundamentals supported the increase in grain prices, mainly in Brazil, where farmers faced high barter ratios. However, as of the second quarter of 2022, barter ratios began to be eroded in Brazil due to lower crop prices stemming from continued Ukrainian and Russian exports, which led, in turn, to a decrease in fertilizer prices. This also resulted in increased Brazilian farmers’ affordability towards the end of 2022.

ICL Group Limited 42

The WASDE report, published by the USDA in January of 2023, further supports the above and showed a decrease in the expected ratio of the global grain inventories to annual consumption, to 27.5% for the 2022/23 agriculture year, compared to 28.3% for the 2021/22 agriculture year, and 29.2% for the 2020/21 agriculture year.

Grain Stock to Use

Stock to Use Ratio
40%
35%
30%
25%
20%
15%
10%
5%
0%
1980/81
1982/83
1984/85
1986/87
1988/89
1990/91
1992/93
1994/95
1996/97
1998/99
2000/01
2002/03
2004/05
2006/07
2008/09
2010/11
2012/13
2014/15
2016/17
2018/19
2020/21
2021/22
2022/23

Source: USDA, January 2023

Grain Prices

Chicago Board of Trade (CBOT) Crop Average Prices

$/Bushel
$18
$16
$14
$12
$10
$8
$6
$4
$2
$0
Rice
Soybean
Wheat
Corn
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

Specialty Agriculture

Specialty fertilizer markets are estimated to be growing at a CAGR of 2.7% from 2021 to 2027, depending on the market segment (Luclntel, 2021), which is faster than the conventional fertilizer market. Farmers use specialty fertilizers to meet the needs of specific crops, soil types and climates, to achieve more efficient and effective fertilization and to maximize yield and quality. Specialty fertilizers allow for more precise application of the critical foundations for plant development and are generally used for specialty crops (such as fruits and vegetables, greenhouses and horticulture), and in recent years, usage has also expanded to larger specialty field crops. The global increase in the demand for food is expected to drive a related increase in the use of specialty fertilizers. These fertilizers include enhanced efficiency fertilizers, such as controlled release fertilizers (CRF), which allow for precision in the release of nutrients over time, and delayed or slow-release fertilizers (SRF), which allow for a very slow release of nutrients (nitrogen and potassium only). Other enhanced efficiency fertilizers include liquid fertilizers, integrated in irrigation systems and in herbicides, and fully water-soluble fertilizers, which are most commonly used for fertilization by means of drip irrigation systems and foliar spraying.

ICL Group Limited 43

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

Regulatory pressure and environmental trends

Environmental regulations can impose restrictions on the level of nutrient usage. This results in a shift towards more efficient nutrient solutions, such as CRFs, water-soluble fertilizers or biostimulants.

As an example of such restrictions, under its ‘Zero Growth Fertilizers 2020’ plan, China promoted new fertilization technologies, including the use of controlled release fertilizers and fertigation, among other initiatives. Another regulatory example is the EU Nitrate Directive, which sets a limit on the amount of nitrates that may be found in the water supply. Specialty fertilizers, such as CRFs, can optimize the availability of nitrogen to the crop, thereby reducing nitrate levels. The EU's ‘Farm to Fork’ strategy has several ambitious targets, including a reduction in fertilizer nutrient loss while simultaneously maintaining existing soil fertility, as well as a target calling for 25% of the EU’s agricultural land to be organically farmed by 2030. To address this significant shift, ICL introduced eqo.x, the first offering in the market to provide a CRF coating, which biodegrades more rapidly and was specifically designed to meet such EU standards. Eqo.x will help farmers maximize agricultural crop performance while also limiting environmental impact, by reducing nutrient loss and by increasing nutrient use efficiency (NUE). It will also allow for increased or similar yields, with reduced fertilizer rates, and can help reduce the number and amount of nitrogen applications, while providing consistent and predictable nutrient release.

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

ICL Group Limited 44

Competitive Strengths

We attribute our business strength to the following competitive advantages:

•
Unique portfolio of mineral assets. Access to these assets provides us with a consistent, reliable supply of raw materials, allows for large scale-production, and supports our integrated value chain of specialty products.

Israel

Dead Sea: We benefit from access to the Dead Sea - one of the world’s most abundant, enduring and cost-efficient sources of potash and bromine. The Company’s access to these resources is based on an exclusive concession from the State of Israel for extraction of minerals from the Dead Sea. ICL’s production facilities at the Dead Sea enjoy lower production costs, compared to underground potash mining operations or bromine extracted from resources with lower mineral concentration. The Dead Sea has high mineral concentration and virtually unlimited supply, and ICL’s unique solar evaporation production process is less energy intensive. Furthermore, the Dead Sea’s hot and dry climate allows ICL to store large amounts of potash outdoors at a low cost. This advantage enables ICL to operate its potash facilities at full production capacity, despite periodic fluctuations in demand, and to react faster in periods of higher demand. In addition, ICL benefits from lower transportation and logistics costs compared to competitors and has a faster time to market, due to the geographic proximity of its facilities to seaports and Israel’s location to its main geographical markets - especially the rapidly‑growing markets of India, China and Brazil. While ICL benefits from these advantages, it incurs other infrastructure‑related costs in connection with harvesting salt from Pond 5. For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment”.

Negev Desert: We retain three sites of phosphate open-pit mines (Rotem, Oron, and Zin) in the Negev desert region of southern Israel, each with its own beneficiation plant. Since 2021, ICL Rotem has operated only two of its phosphate open-pit mines (Rotem and Oron), due to the discontinuation of its mining activities at Zin in 2020.

China

We also operate an open pit mine in Haikou, China, using conventional methods, under a phosphate mining license issued in July 2015 by the Division of Land and Resources of the Yunnan district in China.

The majority of our phosphate rock production in China (and Israel) is used internally to manufacture phosphate fertilizers and fertilizer-grade and pure phosphoric acid, with the balance sold to third parties. Our phosphate assets are the base of our vast and diversified specialty phosphates product portfolio and are used in industrial applications, as well as food additives and specialty fertilizers. These offerings provide additional value to ICL while reducing our exposure to the volatility in the commodity markets. See “Item 3 - Key Information— D. Risk Factors”.

ICL Group Limited 45

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

•
Diversification into higher value‑added specialty products leverages our integrated business model. The Company’s integrated production processes are based on a synergistic value chain which allows us to both efficiently convert raw materials into value‑added downstream products and to utilize the by‑products. For example, in phosphates, we utilize backward integration to produce specialty phosphates for the food industry and for industrial applications. These businesses benefit from higher growth rates, higher margins and lower volatility compared to commodity phosphates. In addition, as a by‑product of the potash production at the Dead Sea, we generate brines with the highest bromine concentration globally. Our bromine‑based products serve various industries such as the electronics, construction, oil and gas, and automotive industries.

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

•
Strategically located production and logistics assets. We benefit from the proximity of our facilities, both in Israel and Europe, to developed economies (Western Europe) and emerging markets (such as China, India and Brazil). In Israel, we ship from two seaports: The Port of Ashdod (with access to Europe and South America) and the Port of Eilat (with access to Asia, Africa and Oceania). Access to these two ports provides us with two distinct advantages versus our competitors: (1) lower plant‑to‑port, ocean freight, and transportation costs from our ports to our target markets, which lowers our overall cost structure; and (2) faster time to market, due to our proximity to end‑markets, which allows us to opportunistically fill short lead‑time orders and strengthen our position with our customers.

ICL Group Limited 46

•
Strong cash generation and closely monitored capital allocation approach. A continuous focus on cash generation and the optimization of capital expenditures (CAPEX) and working capital – as well as the implementation of efficiency measures – enabled us to generate operating cash flow of $2,025 million in 2022, an increase of 90% compared to 2021. ICL's capital allocation approach balances its long‑term value creation through investments in its growth, with its commitment to providing a solid dividend yield, while aiming to maintain an investment grade rating of at least BBB- by S&P and Fitch. In 2020, the Company’s Board of Directors resolved to extend our dividend policy of a payout ratio of up to 50% of annual adjusted net income, until further notice. In respect to 2022 adjusted net income, the Company declared total dividends in the amount of $1,175 million, reflecting a dividend yield rate of approximately 9.91% (based on the average share price for the year). See “Item 8 - Financial Information— A. Consolidated Statements and Other Financial Information”.

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

Our Strategy

Our strategy is to strengthen or achieve leadership position in each of our business segments - either in terms of market share, value added, or cost competitiveness – and to grow our businesses to create shareholder value. We do this by leveraging our unique assets and strategic locations; by maximizing our knowledge of agronomy, chemistry, and customer requirements; and by taking advantage of our access to Israel’s leading innovation and technology ecosystem. We have identified several growth engines, including:

Agriculture – We intend to build global leadership by developing and expanding our portfolio of essential and advanced crop nutrition products, digital solutions and integrated services, enabling farmers to increase yields and provide for the ever-growing nutritional needs of the world. Our growth in agriculture is driven by innovation, investment in increasing capacity and M&A, and it is supported by the increasing demand for organic fertilizers, micronutrients, bio stimulants and other specialty fertilizer solutions, focusing on growing markets.

Food – We intend to strengthen our global leadership position in phosphate specialties solutions food security, focusing on shelf-life, sodium reduction, textures, and reduction of food waste. we also expect to capitalize on other sustainability driven food tech opportunities, such as the alternative protein market, by focusing on food technologies and innovation, and by increasing capacity for food grade solutions. Growth will be achieved both organically and through M&A.

Industrial – We intend to strengthen our global leadership in bromine, and phosphate-based specialties solutions, by focusing on long term customer relationships and by capitalizing on new market opportunities. Growth will be supported by expanded R&D and business development activities for new and sustainable bromine, phosphate and phosphorous-based applications, as well as investment in additional capacity, including for EVs.

ICL Group Limited 47

Our Company’s integrated business model creates significant operational synergies, which are derived from a combination of our unique assets and wide array of value‑added solutions. Over the years, we have developed a balanced portfolio to support long‑term stability and growth.

Industrial Products

ICL’s global leadership in the bromine industry is driven by our focus on delivering value to our customers rather than increasing volume. We generate more value by leveraging our unique assets and know-how. The Company also employs targeted innovation, for the development of new applications, such as new bromine and phosphorus-based flame retardants, magnesia and salt products, as well as other solutions. ICL leverages its unique logistical advantages and unparalleled experience related to the safety and environmental aspects of its Industrial Products business.

Potash

ICL leverages its well-positioned potash assets, and unique logistical advantages, to be among the three most competitive suppliers in our key target markets, including Brazil, Europe, India, South-East Asia and China. Our cost competitiveness is driven by the Company’s lower logistics costs due to our facilities’ proximity to both ports and customers. The Company also strives to achieve continuous optimization of its potash production processes and capacity potential, at ICL Dead Sea and ICL Iberia to reduce costs and increase efficiency. ICL also strives to optimize synergies of producing magnesium with its potash and bromine operations at the Dead Sea.

Phosphate Solutions

ICL is a global leader in providing phosphate-based solutions to the industrial, food and agriculture end-markets. Our strategy is to continue to grow in these markets by increasing our focus on specialty phosphate solutions and other food tech solutions, based on our unique global footprint and long-term customer relationships, and by leveraging our backward integration into the phosphate resources of ICL Rotem in Israel and YPH in China, as well as our extensive know-how and innovation capabilities. We continue to optimize our production infrastructure to support growth and margin expansion.

Growing Solutions

ICL strives to create global leadership for Growing Solutions by enhancing its global positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, by targeting high growth markets such as Latin America, India and China. We leverage our unique R&D capabilities and seek M&A opportunities, as we work to expand our broad product portfolio of specialty plant nutrition products, including controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers, slow-release fertilizers (SRF), straights (MAP/MKP/PeKacid), organic fertilizers, micronutrients, biostimulants, soil conditioners, adjuvants, seed treatment and growing media, to drive additional growth. We are also developing a service portfolio focused on creating global and regional agri-professional solutions, by leveraging digital innovation.

At ICL Boulby, the Company focuses on ramping up the production of Polysulphate and developing the market for this unique fertilizer, as the world's first and sole supplier.

ICL Group Limited 48

Culture

ICL fosters a ’Business Culture of Leadership‘, which focuses on creating a leading and sustainable work environment, with a strong commitment to all stakeholders. Culture at ICL, means 'Doing the right thing', Safety and employees well-being is the Company’s top priority every effort is made to achieve top-tier safety results. Culture at ICL, also means operating with a clear commitment to create sustainable impact, based on UN SDG's. We strive to be an Employer of Choice by strengthening the Company’s value proposition to employees and by promoting ICL’s core values. We also foster an innovation-driven culture, which leverages our technology and know-how, to better serve our customers and increase their loyalty. To ensure we live up to our values, culture at ICL also means accountability, transparency, and top-tier corporate governance.

Innovation

As part of our strategic focus to enhance customer value through innovation, we are constantly reviewing our product portfolio and are focusing on creating sustainable solutions for global challenges. An internal accelerator drives internal ideation and disruptive R&D.

Capital Structure

Our growth initiatives are supported by our strong financial position. We are focused on maintaining our solid capital structure and generating funds for future growth, by preserving our financial leverage at investment grade levels and improving the maturity profile of our debt portfolio. The Company also strives to optimize capital expenditures and working capital and continuously implement cost efficiencies.

ICL Group Limited 49

Segment Information

ICL is a leading multinational company that operates mainly in the areas of fertilizers and specialty minerals, through four segments – Industrial Products, Potash, Phosphate Solutions and Growing Solutions.

Segment Contribution

	POTASH	PHOSPHATE SOLUTIONS	GROWING SOLUTIONS	INDUSTRIAL PRODUCTS
Sales	$3,313M	$3,106M	$2,422M	$1,766M
Segment OI	$1,822M	$777M	$378M	$628M

Sales Contribution(1)
33%
31%
24%
18%
Operational Income (OI) Contribution(1)
52%
22%
11%
18%

(1) From consolidated figures, which include other activities and reconciliations

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

In 2022, sales of the Industrial Products segment totaled to $1,766 million (including sales to other segments), an increase of 9% compared to 2021. Sales by the Industrial Products segment constitute approximately 18% of ICL’s total sales, a decrease of 6% compared to 2021. The segment's operating income totaled to $628 million, an increase of 44% compared to 2021. The Industrial Products segment's operating income constituted approximately 18% of ICL’s adjusted operating income, a decrease of 19% compared to 2021. For further information see "Item 3 – Key Information – A. Selected Financial Data – Adjusted to reported operating and net income (non-GAAP financial measures)" and “Item 5 – Financial Results and Business Overview— A. Operating Results” and Note 5 to our Audited Financial Statements.

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

Industrial solutions – Elemental bromine, bromine compounds and phosphorus compounds are used in a number of industries worldwide, such as: rubber, pharmaceuticals, electricity, agro and polyester (to produce plastic fabrics and bottles). Clear brine fluids are used to balance pressure in the oil and gas drilling industry. Bromine‑based biocides are used for treating industrial water.

Specialty minerals – Specialty minerals include magnesia, calcium carbonate and salt products. The main applications of magnesia products are dietary supplements and pharma, oil and fuel additives, catalysts and many other small applications. The calcium carbonate main applications are dietary supplements and pharma. The salts include sodium chloride, magnesium chloride and KCl which are mainly used for the food industry, oil drilling, deicing (MgCl2) and various industrial applications. Due to the uniqueness and high quality/purity of our products, most of our sales are to niche markets.

The following table sets forth the principal products of the Industrial Products segment, as well as their primary applications and end‑markets:

Sub-business line	Product	Primary Applications	Primary End‑Markets
Flame retardants	Bromine, phosphorus and magnesium-Based Flame Retardants	Plastic, building materials and textile production	Electronics, automotive, building and construction, furniture and textiles
Industrial solutions	Elemental Bromine	Chemical reagent	Tire manufacturing, pharmaceuticals and agro
	Phosphorus-based industrial compounds	Fire resistant fluids in turbines & power generation hydraulic systems and phosphorus-based inorganic intermediates	Power plants and agro
	Organic Bromine Compounds	Insecticides, solvents for chemical synthesis and chemical intermediates	Pharmaceuticals and agro
	Clear Brines	Oil and gas drillings	Oil and gas
	Merquel	Mercury emission control	Emission control in coal‑fired power plants
	Bromine‑Based biocides	Water treatment and disinfection	Cooling towers, paper plants and oil and gas drillings
Specialty minerals	Magnesia Products	Pharma and Supplementals, transformer steel, catalysts, fuel and oil additives.	Supplementals, multivitamins, transformer steel, automotive rubber and plastic, health care
	Calcium Carbonate	Supplementals and pharma	Supplementals and pharma
	Solid MgCl2, KCl	Deicing, food, oil drilling, pharma	Deicing, sodium replacement, KCl for drugs. multivitamins, oil drilling companies, small industrial niche markets

ICL Group Limited 51

Industrial Products also develops innovative products and new applications for existing products. New products introduced in recent years include, among others: bromine compounds for energy storage (electrolyte solutions used in flow batteries); VeriQuel®R100 (a phosphorus-based reactive flame retardant for rigid polyisocyanurate and polyurethane spray foam); our innovative Bromoquel (replacing ammonia and other chemicals as more flexible and effective treatment in case of bromine leakage), CareMag® D, a new natural raw material for deodorants; CDA, for biofilm sustainable, non-toxic treatment that reduces or replaces the use of toxic biocide standard treatment; and FruitMag, a magnesia-based product which serves as firming agent for post-harvest treatments to increase the shelf life of citrus fruits.

Production

Our Industrial Products segment's major manufacturing facilities are located in Israel (production of bromine, bromine compounds, magnesia and salts products), the Netherlands (bromine compounds), Germany (phosphorus compounds), France (magnesia and calcium carbonate-based products), the US (phosphorus compounds) and China (bromine compounds).

The Industrial Products segment's principal manufacturing plants and marketing companies are set forth in the map below:

ICL Group Limited 52

In 2022, ICL produced approximately 178 thousand tonnes of elemental bromine out of potential annual maximum production capacity of approximately 280 thousand tonnes. Approximately 78% of the elemental bromine produced is used internally for the production of bromine compounds.

We increased the capacity of several major bromine compounds, including production at our new TBBA plant at the Neot Hovav site in Israel and other. Moreover, we are increasing our fleet of bromine Isotanks to meet growing market needs.

Competition

ICL Industrial Products is the world's largest manufacturer of elemental bromine. Based on internal estimates, in 2022 ICL and its two main competitors, Albemarle and Lanxess, accounted for the majority of worldwide production of bromine. Chinese and Indian production accounted for most of the remainder of global production from various sources, including, brine produced from wells, seawater and desalinization plants. Chinese supply is decreasing mainly due to continued depletion of brine wells, along with stricter enforcement in recent years by the Chinese authorities of regulations related to safety and ecology in the chemical industry. Due to these trends, favorable conditions have developed in the Chinese bromine and bromine compounds market.

Lanxess and Albemarle produce bromine primarily from underground brine sources in the US. Albemarle also has a joint venture with a Jordanian company to produce bromine and bromine compounds on the Jordanian side of the Dead Sea, sharing the same source of raw materials with ICL. Lanxess purchases bromine and some other bromine compounds from our Industrial Products segment under a long‑term contract.

The main barrier to entry into the bromine and bromine compounds markets is access to an economically viable source of bromine in a sufficiently high concentration. In addition, the bromine business requires complex logistics, including special containers (Isotanks) for the transportation of bromine. The need for these logistics presents a barrier of entry to competitors into the global bromine trade.

In the phosphorus‑based flame retardants market, competition is mainly from Chinese manufacturers operating in their local market and in markets outside China, mainly Europe and the US. Chinese manufacturers have access to a source of high‑quality, low‑cost phosphorus, which improves their ability to compete in this market. However, the Chinese authorities’ limitations affect the production and the competitive position of Chinese phosphorus-based flame retardants producers.

The segment benefits from the following competitive advantages:

The Dead Sea, where our operations are located, contains the world’s highest bromine concentration, while our bromine compounds facility at Neot Hovav, Israel, is the largest facility worldwide. As a result, the segment benefits from relatively low production cost of elemental bromine which provides it with a competitive advantage. ICL’s complex logistics system which, includes the largest fleet of Isotanks in the world allowing valuable security of supply to our customers. In addition, the segment operates a worldwide marketing, sales, supply chain network, a range of high‑quality products and a technical support system that works closely with our customers, all of which provide a good competitive position in our target markets.

ICL Group Limited 53

Raw Materials and Suppliers

The principal raw materials used by our Industrial Products segment for the manufacturing of its end products are bromine, chlorine, phosphorus and magnesia. The production process also uses significant amounts of water and energy. The segment produces a significant portion of its raw materials through operations to extract Dead Sea minerals. For further information on the extraction operations, see “Item 4 - Information on the Company— D. Property, Plant and Equipment”.

Bromine is produced from end brines (salt solutions) that are a by‑product of potash production process. The brine is pumped into ICL Industrial Products’ plant in Sodom, where bromine is produced in an oxidation process using chlorine and steam.

Chlorine is produced by electrolysis of sodium chloride and as a by‑product of the metal magnesium production process of Dead Sea magnesium Ltd. (“Dead Sea magnesium”). The electrolysis facility and the magnesium plant are located next to the bromine production facility in Sodom. The sodium chloride used in the electrolysis process is also a by‑product of potash production in Sodom.

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

ICL Group Limited 54

Elemental phosphorus (P4) is produced in a roasting process from ores, originating mainly in Central Asia (Kazakhstan), the US, Vietnam and China. The Industrial Products segment uses elemental phosphorus to produce phosphorus compounds at its factories (mainly phosphorous based flame retardants). The basic phosphorus compound, POCl3, is manufactured in a chemical process that combines phosphorus, chlorine and oxygen. The reaction of this compound with a variety of other raw materials (such as Propylene Oxide) creates commercial phosphorus compounds.

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

As part of our strategy to increase our energy consumption from renewable energy sources, the Company has signed several contracts for the installation of PV panels at its production sites, which will gradually occur in the upcoming years.

ICL Group Limited 55

Sales, Marketing and Distribution

Industrial Products’ principal markets are the US, Western Europe, China, Korea, Japan, and Taiwan. Industrial Products sells its products primarily through a network of marketing companies, while a smaller portion of sales is conducted through agents and distributors throughout the world. Approximately 70% of our sales in the Industrial Products segment are conducted via long‑term agreements with an initial term of one year or more. Nevertheless, the Industrial Products segment also sells its products via current orders, close to the date of supply.

Industrial Products’ policy is to maintain adequate inventory levels, which vary from product to product to ensure orderly supply to customers in light of their distance from production centers and their demand for inventory availability while optimizing inventory storage costs. Therefore, a portion of finished product inventories are held in storage facilities in destination countries.

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

Natural Resources Tax in Israel

The Law for Taxation of Profits from Natural Resources in Israel became effective on January 1, 2016, with respect to our bromine operation. For further information, see “Item 10 - Additional Information— E. Taxation” and Note 15 to our Audited Financial Statements.

ICL Group Limited 56

Potash Segment

Our Potash segment produces and sells mainly potash, salts, magnesium, and electricity. Potash is produced in Israel and Spain using an evaporation process to extract potash from the Dead Sea at Sodom, Israel, and conventional mining from an underground mine in Spain. The segment also includes the production and sale of pure magnesium and magnesium alloys, as well as the production and sale of chlorine. In addition, the segment sells salt products produced at its potash site in Spain. The segment operates a power plant in Sodom that supplies electricity to ICL companies in Israel (surplus electricity is sold to external customers) and steam to all facilities at the Sodom site.

In 2022, Potash segment sales totaled $3,313 million (including sales to other segments), an increase of 87% compared to 2021. Total sales of the Potash segment constituted approximately 33% of ICL's total sales, an increase of 26% compared to 2021. The segment's operating income totaled $1,822 million, an increase of 357% compared to 2021. The segment's total operating income constituted approximately 52% of ICL’s adjusted operating income, an increase of 19% compared to 2021. For further information, see "Item 3 – Key Information – A. Selected Financial Data" and “Item 5 - Financial Results and Business Overview— A. Operating Results” and Note 5 to our Audited Financial Statements.

Products

Potash is the common name for potassium chloride, the most common source of potassium for plants and one of the three essential nutrients for plant development. Potash assists in the protection of plants from disease and damaging agents, helps them to adapt to different weather conditions, regulates plant water levels, strengthens the plant stems, and strengthens the plant's ability to absorb nourishing substances. We sell potash for direct application as a fertilizer and to compound fertilizer manufacturers.

Production

We produce potash from the Dead Sea and an underground mine in Spain. Our potash production process in Israel is based on carnallite extraction. The carnallite, a compound of potassium chloride (KCl) and magnesium chloride mixed with sodium chloride (NaCl), precipitates in some of the largest solar evaporation ponds in the world. The carnallite is transferred to ICL Dead Sea plants, where a chemical and physical process breaks down the carnallite crystal into potash using cold crystallization and hot leach technologies. In Spain, we extract potash by mining sylvinite in an underground mine. Sylvinite is a mixture of varying potash concentrations (KCl) and salt (NaCl), separated by a flotation process at our production plants near the mine.

ICL Group Limited 57

The principal production facilities of our Potash business are our plants in Israel and Spain. The manufacturing plants, distribution centers, and marketing companies of our potash business are set forth in the map below:

In 2022, our potash business produced approximately 4.7 million tonnes of potash. Our potential annual production capacity of potash, once we complete the expansion in our Spanish site, is expected to be about 5 million tonnes. The potential production capacity of our various plants is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day, other than a few days for annual planned maintenance and renovations. Actual production is usually lower than the potential production capacity due to unplanned downtime, special maintenance operations, non-availability of raw materials, market conditions, and unexpected events.

ICL Group Limited 58

Production-related developments of the Potash business:

Israel

In 2022, ICL Dead Sea reached an all-time annual potash production record of 4,011K tonnes following the ongoing implementation of processes and operational enhancements.

Spain

Since June 2020, following an efficiency plan, ICL Iberia consolidated its activities into one site by expanding its Suria production site and discontinuing mining activity at Sallent. In Addition, in 2021, we completed excavating the ramp connecting Cabanasses mine with the Suria plant and installed operational equipment and infrastructure. In addition, the capacity increase project at the site’s flotation plant has been completed and is in the process of being commissioned.

The ramp project and the flotation capacity increase, along with ongoing operational improvement measures implemented by ICL Iberia are expected to increase production capacity and address operational and geological challenges, which negatively impacted its production throughout 2022. For further information, see "Item 4 – Information on the Company— D. Property, Plant and Equipment".

Salt - In 2015, ICL Iberia and AkzoNobel Industrial Chemicals B.V. signed a partnership agreement to market high-quality vacuum salt and pure potash. In October 2021, ICL signed an agreement to terminate the partnership, under which the Company purchased Nobian's holding in Sal Vesta (51%) and Nobian’s share in a joint venture (SOPAA) and settled all additional disputes between the parties.

In February 2023, Iberpotash signed a sale agreement with Compañía Salinera Salins Ibérica, S.L. for its 100% holding in Sal Vesta and a long-term take-or-pay supply agreement for all of Iberpotash's vacuum salt production. No significant financial impact is expected from this transaction.

Collector – As part of the potash production process, salt is produced as a by-product which is treated using a collector that transports it from ICL Iberia's sites to the sea. In view of the obsolescence of the current facility, located between the ICL site and Abrera (located around 50 km from our site and 40 km from Barcelona), in 2021, the Company signed an agreement with the Catalan Water Agency for the construction and operation of a new collector which will secure the future operations of our production sites, will enable an increase in capacity and improve our treatment of the existing salt. Based on the said agreement and the Spanish Water law, it was determined that ICL Iberia will assume up to 90% of the project's cost (approximately $110 million). For further information, see Note 18 to our Audited Financial Statements.

Competition

The potash market is characterized by a relatively small number of manufacturers, some of whom export jointly. The ability to compete in the potash market depends mainly on production and logistic costs and logistic capabilities. Moreover, new players have high entry barriers due to the significant investment and time required to establish potash operations. In addition, this industry requires appropriate concessions and proximity of production facilities to the mines. For further information, see "Item 3 - Key Information— D. Risk Factors".

ICL’s current significant competitors in the international potash market are Nutrien (Canada), Belaruskali (Belarus), Mosaic (US), Uralkali (Russia), K+S (Germany), QSL (China), EuroChem (Russia), APC (Jordan) and SQM (Chile).

ICL Group Limited 59

We believe our Potash business benefits from the following competitive advantages:

•	The relatively low average cost of potash production at the Dead Sea, using the sun as a solar energy source in the evaporation process.

•
Logistical advantages due to our geographical location, access to nearby ports in Israel and Europe, and relative proximity to our customers are reflected in particularly competitive marine and overland shipping costs and delivery times.

•
Climate advantages due to the hot and dry climate of the Dead Sea enable us to store a large quantity of potash in an open area at a very low cost, thereby allowing us to produce at Sodom at full capacity constantly, independent of fluctuations in global potash demand.

•	Our mine in Spain is one of the few in Western Europe, creating logistics advantages in supplying European customers.

Raw Materials and Suppliers

The Potash segment produces potash in Israel and Spain. Potash does not require additional chemical conversion to be used as a plant‑nutrient fertilizer. Nevertheless, it can also serve as a raw material for certain specialty fertilizers and other industrial products.

The other primary utilities used by us to support our potash production are natural gas, steam, electricity, industrial water, and neutralization materials.

ICL Group Limited 60

Sales, Marketing, and Distribution

The primary markets of our Potash business are Brazil, China, India, Europe, and the US. Our Potash segment sells its fertilizer products primarily via a network of ICL sales offices and through agents worldwide.

Most of our potash sales are not made through contracts or long‑term orders but, rather, through current orders proximate to the supply date, excluding our annual agreements with customers in India, China and with a European customer. Accordingly, our Potash segment does not have a significant backlog of orders.

In the Indian and Chinese markets, it is customary to conduct protracted negotiations regarding potash contracts, partially through commercial entities related to the governments of those countries. In other markets, potash is usually imported by many customers. In these markets, we have trade relations with most of the major customers.

Potash prices are determined through negotiations between manufacturers and customers. They are affected mainly by the relationship between market demand, available supply, and the outstanding inventories among suppliers and customers, as well as the customer's identity and the transaction's timing. As a result, prices for relatively long‑term contracts are not necessarily identical to "spot" prices (current sales orders).

In February 2022, ICL signed framework agreements to supply potash to its Chinese customers for three years (2022-2024). Prices for the quantities to be supplied, according to the framework agreements, will be established in line with the prevailing market prices in China at the relevant date of supply. The agreed selling price in the contracts is $590 per tonne, $343 per tonne above the previous contracts. As determined in the agreements, in 2022, ICL supplied an aggregate amount of 656,600 tonnes of potash.

 In March 2022, ICL signed a new long-term supply agreement with Indian Potash Limited (IPL) for 2022-2027, replacing the prior five-year framework agreement signed in 2019. According to the new framework agreement, ICL committed to supply IPL 600,000 tonnes of potash in 2022 and 600,000 tonnes, plus options for an additional 50,000 tonnes, in 2023. In the following years (2024-2027), ICL will supply 650,000 tonnes plus options for 50,000 additional tonnes per year. Prevailing market prices will determine the agreed selling price under the new framework agreement with India on the relevant date of supply.

In August 2022, ICL signed a binding memorandum of understanding ("MOU") with a European customer to supply 300,000 tonnes of potash annually. The terms of the MOU will be incorporated into a definitive long-term agreement, which will become effective in January 2023, and will remain effective for two years with an automatic renewal for successive periods of one year each. The price will be based on prevailing market prices, and mutual understandings agreed with the customer. The product shall be manufactured and delivered from ICL’s plants in Israel and Spain.

For further information about trends affecting the segment, see Item 5 – "Financial Results and Business Overview– D. Trend Information".

Our Potash segment grants credit terms to its clients according to customary practices in their locations. The segment's credit sales are generally covered by trade credit risk insurance or letters of credit from banks with high credit ratings.

ICL Group Limited 61

The Potash business transports potash from Israel and Spain as follows:

From Israel to overseas customers by ships (mainly in bulk), leased in the market and loaded using designated facilities at the ports of Ashdod on the Mediterranean Sea and Eilat on the Red Sea.

The distribution of products from Spain to local customers and customers in France is handled by truck. The products with overseas destinations are transported by train and trucks from Súria to the Company's designated facilities located at the port of Barcelona (Spain). From there, the cargo is loaded onto bulk vessels. In Israel and Spain, short plant-to-port distances and shorter shipping routes to emerging markets give our Potash business a significant and unique advantage over our main competitors.

Seasonality

The seasonal nature of demand for our Potash businesses products is usually characterized by higher sales in the second and third quarters. However, seasonality was moderated in the past few years due to various influences on sales. The influences include the Covid-19 pandemic, sanctions against Belarus, Ukraine-Russia Conflict, and increased crop prices. These events forced countries to build up potash stocks due to supply concerns, especially in Brazil.

Natural Resources Tax

The Law for Taxation of Profits from Natural Resources in Israel entered into effect on January 1, 2017, with respect also to our segment operations at ICL Dead Sea. For further information, see “Item 10 - Additional Information— E. Taxation” and Note 15 to our Audited Financial Statements.

Additional products

The Potash segment produces and sells additional products such as magnesium-based products, dehydrated carnallite, chlorine, salt, electricity surplus (produced in Israel), and more.

Magnesium

The Potash segment includes magnesium production, operated by Dead Sea Magnesium Ltd., the largest magnesium producer outside China and the US. The magnesium business produces, markets, and sells pure magnesium, magnesium alloys, and dry carnallite.

Magnesium is considered the lightest structural metal. One of the main characteristics of magnesium is its high strength-to-weight ratio compared to other metals – mainly steel and aluminum. Therefore, the primary uses of magnesium are in the aluminum sector, steel sector, and the casting sector of parts made of magnesium alloys (mainly for the automotive industry).

Production of magnesium originated from the carnallite gathered from the Dead Sea. During the electrolysis process, the magnesium chloride present in the carnallite is separated into magnesium metal and chlorine gas.

Factors that can reduce production are unexpected breakdowns, special maintenance operations, non-availability of raw materials, and market conditions. The potential production capacity of our various plants is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day.

ICL Group Limited 62

Phosphate Solutions Segment

The Phosphate Solutions segment (hereinafter, the segment) is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers. The strategy of the segment is to be a leading provider of value-added specialty solutions based on phosphate for the industrial, food and agriculture markets.

Phosphate Solutions Segment – Integrated Value Chain

Specialty fertilizers*
Controlled & slow release fertilizers
Liquid & water soluble fertilizers
Purified phosphoric acid
Phosphate specialties
Food additives
Industrial phosphate Salts & acids
Phosphate rock
Green phosphoric acid
Phosphate commodities
Fertilizers

* Part of ICL's Growing Solutions segment

Sales of the Phosphate Solutions segment in 2022 totaled $3,106 million (including sales to other segments), an increase of 38% compared to 2021. Total sales of the segment constituted approximately 31% of ICL's total sales, a decrease of 1% compared to 2021. Segment operating income totaled $777 million, an increase of 164% compared to 2021. Total segment operating income constituted approximately 22% of ICL’s adjusted operating income, a decrease of 2% compared to 2021.

Sales and operating income of phosphate specialties, in 2022 totaled to $1,788 million and $383 million, reflecting an increase of 33% and 147%, respectively, compared to 2021. Sales and operating income of phosphate commodities, in 2022 totaled to $1,318 million and $394 million, reflecting increase of 45% and 183%, respectively, compared to 2021.

For further information, see "Item 3 – Key Information – A. Selected Financial Data", “Item 5 - Financial Results and Business Overview— A. Operating Results” and Note 5 to our Audited Financial Statements.

Products

The Phosphate Solutions segment produces a variety of products based on its backward integrated value chain.

Phosphate rock contains phosphorus, one of the three essential nutrients for plant development, which directly contributes to a wide range of physiological processes in a plant, such as the production of sugars (including starch), photosynthesis and energy transfer. Phosphorus strengthens plant stems, stimulates root development, promotes flower formation and accelerates crop development. Phosphate rock can be utilized to produce phosphoric acid and can be sold as a raw material to other fertilizer producers. ICL's phosphate rock is mined and processed from open pit mines and undergoes a beneficiation process, after which high-grade multi-purpose phosphate products are created.

ICL Group Limited 63

Green phosphoric acid is produced by using beneficiated rock and sulphuric acid (produced by the segment using sulphur acquired from third parties). Most of the green phosphoric acid is used to produce phosphate-based fertilizers and pure phosphoric acid, and in some cases, is sold to external customers.

Phosphate fertilizers are produced by using green phosphoric acid or sulphuric acid, depending on the fertilizer type. The segment manufactures various types of fertilizers (PK products, GSSP, GTSP and others) for different uses.

The Segment manufactures purified phosphoric acid by purifying green phosphoric acid. Purified phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value such as phosphate salts and acids for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets such as oral care, cleaning products, paints and coatings, water treatment, asphalt modification, construction, metal treatment, energy storage solutions and others. The segment's products for the food industry include functional food ingredients and phosphate additives which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy, beverage and baked goods.

In addition, the Segment supplies purified phosphoric acid to our Growing Solutions segment, provides innovative alternative protein solutions for meat substitute products, and also produces milk proteins and whey proteins for the food ingredients industry.

The Segment owns, develops and commercializes proprietary technologies that support the production of allergen-free plant-based structured protein systems, called ROVITARIS®, targeting the fast-growth plant-based meat alternative market.

In October 2022, ICL announced that it plans to build a lithium iron phosphate (“LFP”) cathode active material manufacturing plant in St. Louis, Missouri. This is expected to be the first large-scale LFP material manufacturing plant in the US. The Company was awarded $197 million by way of a Bipartisan Infrastructure Law funding which is subject to the completion of negotiations with the Department of Energy. The plant is expected to be operational by 2024 and is expected to produce high-quality LFP material for the global lithium battery industry using, primarily, a domestic supply chain.

Production

The Phosphate Solutions segment has a developed production process that includes phosphate rock mining, along with production and purchase of different grades of phosphoric acid, to produce specialties products and commodities at different facilities around the world.

Phosphate rock is mined and processed from open pit mines located in the Negev Desert in Israel and in the Yunnan province in China. The segment produces sulphuric acid, green phosphoric acid and phosphate fertilizers at its facilities in Israel and China. Specialty products are manufactured at the segment's facilities in Germany, the US, Israel, Brazil, China, the UK and Australia. These facilities enable the segment to produce customer-specific solutions that meet the requirements of different markets. Additionally, the Phosphate Solutions segment produces milk and whey proteins for the food ingredients industry at its facility in Austria.

ICL Group Limited 64

The segment's principal manufacturing plants, distribution centers and marketing companies are set forth in the map below:

Operational Sites – Phosphate Solutions Segment

North America	
ICL U.S. St. Louis	■
ICL U.S. Lawrence	▲ ●
ICL U.S. Hammond	▲ ●
ICL U.S. Carondelet	▲ ●

Europe	
ICL Germany Ladenburg	■ ▲ ●
ICL UK London	■ ▲ ●
ICL Austria Hartberg	■ ▲ ●
ICL The Netherlands	■ ▲
ICL Italy	■ ▲
ICL Poland	■ ▲
ICL France Reims	■ ▲
ICL France	■ ▲
ICL Rus LLC.	■ ▲
ICL Iberia	■

Asia	
Shanghai Tari	■ ●
YPH	▲ ■ ●
ICL China	▲ ■ ●
ICL India	▲ ■
ICL Japan	▲ ■
ICL Thailand	■

South America	
ICL Mexico Monterrey	■
ICL Uruguay	■ ▲
ICL Argentina	■ ▲
ICL Aditivos E Ingredientes Ltda-São Paulo	■ ▲
ICL Aditivos E Ingredientes Ltda-Cajati	▲ ●
ICL Aditivos E Ingredientes Ltda-São José dos Campos	▲ ●

Israel	
ICL Rotem	▲ ■ ●

Oceania	
ICL Australia	▲ ■ ●

▲ Distribution Center
■ Marketing Company
● Manufacturing Plants

ICL Group Limited 65

Current annual potential production capacity is as follows: approximately 3.9 million tonnes of phosphate rock, approximately 1.97 million tonnes of phosphate fertilizers, approximately 1.3 million tonnes of green phosphoric acid, approximately 417 thousand tonnes of purified phosphoric acid and approximately 385 thousand tonnes of phosphate salts. The potential production capacity of the various plants is based on the hourly output of the plants multiplied by the potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours per day, other than a few days for planned maintenance and renovations. Actual production is usually lower than potential production capacity due to special maintenance operations, availability of raw materials, market conditions and unplanned downtime.

In 2022, the segment produced approximately 4.7 million tonnes of enriched phosphate rock, about 1.7 million tonnes of phosphate fertilizers, about 1.2 million tonnes of green phosphoric acid, about 338 thousand tonnes of purified phosphoric acid (as Phosphorus Pentoxide), about 277 thousand tonnes of phosphate salts and about 69 thousand tonnes of food multi-blends.

Production-related developments throughout the Phosphate Solutions segment:

Israel

Rotem Israel presented strong results in 2022 mainly due to improvement in the commodities market and higher prices.

In addition, Rotem Israel achieved production records in certain product lines such as purified phosphoric acid (176,100 tonnes) and Pekacid (10,508 tonnes).

China

YPH, an equally owned company controlled by ICL, improves the competitiveness and flexibility of ICL’s phosphate activities as a result of access to phosphate rock with extensive reserves. The joint manufacturing platform includes activities over the entire value chain. The performance of YPH continued to improve in 2022 and achieved record results.

ICL launched a new food-grade phosphoric acid plant at YPH, which commenced operation in 2021 and is planned to add 70 thousand tonnes of food-grade acid production capacity once it is fully ramped-up. In 2022, the respective production quantity reached around 75% of the capacity. The plant produces qualified commercial food-grade acid quantities. The new plant strengthens our phosphate specialties operations and enables additional diversification into higher value-added products.

In 2022, YPH became one of the most dominate phosphate suppliers to the fast-growing LFP industry in Yunnan, China. The Company built and currently operates a new 70 thousand tonnes MAP 73% battery level minerals plant, specifically serving this attractive market, together with the existing 60 thousand tonnes plant. This total annual capacity of 130 thousand tonnes, together with the produced technical grade phosphoric acid and improved green phosphoric acid, created a portfolio that positioned YPH as one of the most important phosphate suppliers to the battery industry in South China,

ICL Group Limited 66

Americas

In December 2021, ICL opened its alternative-protein facility in St. Louis, Missouri, US, which produces a plant-based meat substitute for use by food companies, food-service distributors, restaurants and grocery chains.

In October 2022, ICL announced that it plans to build a LFP cathode active material manufacturing plant in St. Louis. This is expected to be the first large-scale LFP material manufacturing plant in the US. The Company was awarded $197 million by way of a Bipartisan Infrastructure Law funding which is subject to the completion of negotiations with the Department of Energy. The plant is expected to be operational by 2024.

Competition

The competitive characteristics of the Phosphate Solutions segment vary according to the type of products it manufactures and the markets in which they are sold.

The commodity phosphates market is extremely competitive, and competitors include multi-national companies as well as government-owned companies. Many producers operate in this market and the main competitive factor is price. The ability to compete in the market is dependent primarily on access to and the cost of raw materials and production as well as logistic costs. For these reasons, companies located in proximity to sources of raw materials, ports, and customers benefit from competitive advantages. A key factor in the area of raw materials (in addition to phosphate rock) is accessibility to, and the price of sulphur and ammonia, which are required to manufacture the main phosphate fertilizers. Additional factors that affect competition to a certain extent include product quality, range of products, service and the capability to develop new products that provide unique solutions.

Phosphate rock mines and phosphate fertilizers production facilities are located in many countries, including Morocco, which possesses the world’s largest phosphate rock reserves, China, Saudi Arabia, Algeria, Brazil, South Africa, Jordan, Egypt, Australia, the US, Russia, Peru, Tunisia, Mexico, Kazakhstan, Lithuania, Lebanon, Syria, Togo, Senegal, Israel and others. A major part of the mined phosphate rock is used by manufacturers, including ICL, mainly to produce downstream phosphate fertilizers (vertically integrated companies), including Triple Superphosphate (TSP).

The main phosphate fertilizers producers who compete with ICL in the global TSP market include Office Chérifien des Phosphates (OCP Group in Morocco), Polyserve (Egypt), El Nasr Co. for Intermediate Chemicals (NCIC in Egypt), Groupe Chimique Tunisien (GCT in Tunisia), Grupo Fertinal (Mexico), Agropolychim, (Bulgaria), Lebanon Chemical Company, and various Chinese producers.

Our Phosphate Solutions segment has a leading global position in the purified phosphoric acid market-based on its in-house technology and its downstream products, as well as in the food-grade phosphates and dairy proteins markets. The segment's competitors are large and mid-sized international companies serving the chemical and food industries, which conduct manufacturing and marketing activities in various countries, as well as local companies that serve local markets.

The primary competitors of the segment in the chemical and food fields are Chemische Fabrik Budenheim KG, Innophos Inc., Prayon S.A, Nutrien, Adithya Birla, Haifa Chemicals Ltd., FOSFA and various Chinese producers.

ICL Group Limited 67

The Phosphate Solutions segment benefits from the following competitive advantages:

•
An integrated value chain that uses phosphate rock mined in Israel (at Rotem Israel), as well as in China (YPH), to produce green phosphoric acid which serves mainly as a raw material to produce of the Segment's products and for the production of our Growing Solutions segment's products.

•	Logistical advantages due to the segment's geographical location and diversification, proximity to ports in Israel and Europe and relative proximity to our customers.

•	Our Company is a global fertilizer producer that can combine potash and phosphate fertilizers in the same shipment, which enables us to service smaller customers, particularly in Brazil and the US.

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

The segment produces phosphate rock as the primary raw material for its backward integrated value chain, commencing from the mining of phosphate rock through the production of green phosphoric acid and up to the production of phosphate-based fertilizers, purified phosphoric acid and specialty phosphates.

The primary raw materials acquired from external sources are mainly sulphur, ammonia, different grades of purified phosphoric acid, soda ash, caustic soda and potassium hydroxide.

For further information regarding sulphur prices during 2022, see “Item 5 - Financial Results and Business Overview— D. Trend Information”.

For the dairy protein business, especially in the organic and goat segments, securing high-quality raw materials (whole milk, skimmed milk and whey) is a key element of operations. A balance between short- and long-term agreements secures supply, while maintaining adaptability to changing market conditions.

The Phosphate Solutions segment maintains inventories of sulphur, phosphate rock, green phosphoric acid, purified phosphoric acid and other raw materials in quantities that take into consideration projected levels of production based on consumption characteristics, supply timeline, distance from suppliers and other logistical considerations.

ICL Group Limited 68

Sales, Marketing and Distribution

The Phosphate Solutions segment sells and markets its products worldwide. The primary markets of phosphate commodities products include China, Europe, Brazil, the US and Israel. Phosphate specialties products are primarily marketed to industrial, food and commercial customers in Europe, North America, Asia, South America and Australia. The marketing network is based mainly on a marketing and sales organization and, to a lesser extent, on external distributors and sales agents.

The segment extends credit terms to its customers according to the customary practice in their locations. The segment's sales are generally covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

Most of the segment's sales do not occur according to long-term orders or contracts but are regularly ordered near to the time of supply. Therefore, there is no significant order backlog.

The segment transports its commodity and acids products from Israel to customers overseas by bulk vessels that it charters in the global marine transportation market. These vessels are loaded at designated facilities in the ports of Ashdod on the Mediterranean Sea and Eilat on the Red Sea. The segment also operates special port facilities for bulk loading in the Netherlands and in Germany. YPH sells most of its products in China and provides a logistical solution for marine shipping outside of China as well.

The prices of phosphate-based fertilizers are determined in negotiations between manufacturers and customers and are affected mainly by supply availability compared to the market demand (which are indirectly influenced also by crop prices), as well as the identity of the customer and the period of the agreement. Prices for relatively long-term contracts are not necessarily the same as “spot” prices (current/casual sales transactions).

Most sales of phosphate specialties products are made under agreements with terms of one or two years, or through “spot” orders placed close to the date of supply. For these products, framework agreements exist with specific customers through which customers may purchase up to the maximum agreed quantities of products during the term.

For purposes of effective marketing and sale of many of the segment's products, especially food products, technical sales and applications, personnel work closely with customers to tailor the products to their needs.

The segment maintains adequate inventories of phosphate specialties products to ensure orderly supply to customers, considering the customers’ distance from the manufacturing locations and their demand for inventory availability, in conjunction with optimization of inventory storage costs. Therefore, some finished product inventories are stored in destination countries.

Seasonality

The seasonal nature of demand for phosphate commodities products is usually characterized by higher sales during the second and third quarter of the year. In recent years, due to various influences on the timing of sales, such as the Covid-19 pandemic and the Ukraine-Russia Conflict, the effects of seasonality have been reduced compared to past periods.

The target markets of phosphate specialties products are not characterized by significant seasonality. However, the fourth quarter of the year is relatively weak due to the holiday season and customers’ destocking towards the end of the year.

ICL Group Limited 69

Natural Resources Tax

The Law for Taxation of Profits from Natural Resources in Israel became effective on January 1, 2016, with respect to phosphate operations at Rotem, Israel. For further information, see “Item 10 - Additional Information— E. Taxation” and Note 15 to our Audited Financial Statements.

Growing Solutions Segment

Our Growing Solutions segment aims to achieve global leadership in specialty fertilization markets by enhancing its global positions in its core markets of specialty agriculture, FertilizerpluS and ornamental horticulture, turf, and landscaping; targeting high-growth markets such as Brazil, India and China; leveraging its unique R&D capabilities, vast agronomic experience, global footprint, backward integration to potash and phosphate and chemistry know-how; and by integrating and generating synergies from businesses that it has recently acquired. Our Company continuously works to expand our broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), soil and foliar micronutrients, secondary nutrients, bio-stimulants, soil conditioners, seed treatment products and adjuvants.

The Growing Solutions segment develops, manufactures, markets, and sells fertilizers based primarily on nitrogen, potash (potassium chloride), and phosphate. It produces water soluble specialty fertilizers in Belgium, Israel, and Spain, liquid fertilizers in Israel, Spain, and Brazil, straight soluble fertilizers in China and Israel, controlled release fertilizers in the Netherlands, Brazil, and the US, as well as secondary nutrients, bio-stimulants, soil conditioners, seed treatment product, and adjuvants in Brazil. ICL's specialty fertilizers business markets its products worldwide, mainly in Europe, Asia, North America, Brazil, and Israel.

In 2022, the sales of the Growing Solutions segment totaled to $2,422 million (including sales to other segments), an increase of 45% compared to 2021. The sales of the Growing Solutions segment constituted approximately 24% of ICL's total sales, as in 2021. The segment's operating income totaled to $378 million, an increase of 180% compared to 2021. The Growing Solutions segment’s operating income constituted approximately 11% of ICL’s adjusted operating income, a decrease of 1% compared to 2021. For further information, see "Item 3 – Key Information – A. Selected Financial Data – Adjusted to reported operating and net income (non-GAAP financial measures)" and “Item 5 - Financial Results and Business Overview— A. Operating Results” and Note 5 to our Audited Financial Statements.

Specialty fertilizers offer improved value to the grower compared to other fertilizers as they are more efficient, maximize yield and quality and require lower labor costs. The following pyramid below presents the different fertilizer product lines. High value products are usually accompanied by a higher price per tonne. ICL's Growing Solutions segment (Formerly, Innovative Ag Solutions) produces most of ICL's high-value products, except for potassium nitrate and calcium nitrate.

ICL Group Limited 70

Our Specialty Fertilizers business operates in 3 main markets:

Specialty Agriculture

This market includes high-value agricultural crops, such as fruits and vegetables. Enhanced efficiency fertilizers are used and applied mainly to these crops. The use of specialty fertilizers in row crops, such as sugar cane, corn, and wheat can also be beneficial – subject to climate and soil conditions. One of the main markets for ICL is related to the growing drip irrigation/fertigation market, as the use of drip irrigation systems increases across the globe, mainly in emerging markets, such as China and India. The use of enhanced efficiency fertilizers, such as controlled release fertilizers, is also growing due to their environmental and economic advantages, although such growth is still dependent on crop price levels and raw-material prices (e.g., urea, potassium, and phosphorus). In Brazil, the adoption rate of micronutrients, bio-stimulants, and soil conditioners is growing for a wide range of crops due to rising demand to increase productivity, improve and balance plant nutrition and reduce abiotic stress.

FertilizerpluS

FertilizerpluS is ICL's premium fertilizers line, based mainly on polyhalite (marketed by the Company as Polysulphate®) and other products. FertilizerpluS products, which include compounds of phosphorus, sulphur, potassium, magnesium, and calcium, are tailored for various types of soil and a wide range of crops and are intended to enhance crop value by improving yields and increasing fertilizer uptake. See below a list of products that are included in the FertilizerpluS line.

Polyhalite is a mineral exclusively mined by ICL through our Potash segment in an underground mine (ICL Boulby) located in North Yorkshire in the UK and is marketed under the brand name Polysulphate®. Polysulphate® is used in its natural form as a fully soluble and natural fertilizer, which is also used for organic agriculture, and as a raw material to produce fertilizers. Polysulphate® is composed of sulphur (SO3 48%), potash (K2O 14%), calcium (CaO 17%), and magnesium (MgO 6%), which are essential components for the improvement of crops and agricultural products. Polysulphate® is the basis for many of our Company's FertilizerpluS products.

The Company considers Polysulphate® a unique product for ICL, synergistic with our other raw materials for the purpose of developing downstream products. To develop downstream products, we are expanding the Polysulphate® market by means of, among other things, development of a wide variety of innovative Polysulphate®-based products.

ICL Group Limited 71

We believe that our FertilizerpluS product line benefits from the following competitive advantages:

•	Market position: Currently, we are the sole producer of Polysulphate® worldwide.

•	Our ability to increase production at a relatively low capital expenditure.

•
Worldwide production capabilities: ICL Growing Solutions' principal production facilities include plants in Israel (special compound fertilizers, liquid fertilizers, and soluble fertilizers), Spain (liquid fertilizers, and soluble NPK fertilizers), the UK (polysulphate, PotashpluS, products for water conservation and peat incorporated in growing media), Turkey (animal feed), China (compound specialty fertilizers and soluble fertilizers), the Netherlands (controlled‑release fertilizers and fertilizer blends), Belgium (soluble NPK fertilizers), the US (controlled‑release fertilizers) and Brazil (liquid fertilizers, water-soluble fertilizers, controlled-release fertilizers, improved efficiency phosphorus fertilizers, secondary nutrients fertilizers, and micronutrients fertilizers).

Turf & Ornamental (T&O)

Ornamental Horticulture

The Ornamental Horticulture market consists of growers of outdoor ornamental plants (nurseries) and pot and bedding plants (greenhouses). The growers require high quality fertilization programs to grow plants at the quality level required by garden centers, DIY (Do It Yourself) outlets and retail chains. The growing solutions segment has a large, specialized sales force that advises growers on the optimal nutrition of plants. It also has a specialized distributor network in the Ornamental Horticulture market. The Segment’s main product lines for this market are CRFs (controlled release fertilizers) and WSFs (water soluble fertilizers) with well-known brand names such as Osmocote, Peters & Universol. In specific markets, such as North America and the UK, a range of unique plant protection products is also included in the recommendations for growing healthy plants. In the UK, we are a leading growing media supplier providing a complete solution for ornamental growers.

Turf & Landscape

The professional turf market includes the following user groups: golf course green keepers, sport field groundsmen, landscapers, contractors & lawn service providers.

These groups demand high-quality inputs to secure strong, high-quality turf. They also require an integrated approach to keep turf strong and maintain its health, without creating an environment that is conducive to the development of disease. There is an environmental need to limit inputs which requires an integrated approach of unique, high-quality products. The most important inputs are controlled release and slow-release fertilizers, grass seeds and plant protection products. Some of these products’ well-known brands are Sierrablen, Sierraform and ProTurf. Recently, the segment launched a new brand of organic fertilizers named Gronamic. The Segment offers all three product lines in an integrated program and maintains a dedicated and experienced team of unique professional grass experts, along with a distribution network serving its key markets, mainly in Europe and Asia.

ICL Group Limited 72

Products

Specialty fertilizers are highly effective fertilizers that allow more precise feeding of plants for their major nutrients needs (nitrogen, phosphorous and potassium) as well as secondary nutrients and micronutrients. These fertilizers allow efficient fertilizing through special applications among others, through drip irrigation systems and foliar spraying, and help growers obtain higher yields and quality. These fertilizers include, among others, controlled release fertilizers (CRF), slow-release fertilizers (SRF), soluble fertilizers and liquid fertilizers as follows:

•
Controlled‑release fertilizers (CRF) allow accurate release of nutrients over time. CRFs have a special coating that allows prolonged release of nutrients from over several weeks and up to 18 months compared to regular fertilizers that dissolve in the soil and are immediately available but therefore leach partially into the soil. ICL Innovative Ag Solutions has leading global and regional brand-name products including Osmocote, Agroblen, Agrocote and AgromasterPolyblen and Producote.

•
Osmocote is the most used controlled‑release fertilizer by ornamental growers worldwide. The brand is known to deliver high quality ornamental plants due to its consistent release of nutrients and unique patterned and programmed release technologies. We continue to invest in new technologies, as well as field trials to test and confirm the high reliability of our products. During the past few years, the Company has developed several new technologies, such as “Dual Coating Technology” (which optimizes the release to ornamental plants) and “E-Max Release Technology” (a new coating technology with improved release characteristics, mainly for urea) for Ag crops. In September 2022, ICL launched a biodegradable coated fertilizer technology - eqo.x, controlled release urea designed for open field agriculture. This solution will help farmers to maximize agricultural crop performance, while also limiting environmental impact by reducing nutrient loss and increasing nutrient use efficiency (NUE). The eqo.x release technology is the first offering in the market to provide a controlled release fertilizer (CRF) coating for urea which biodegrades more rapidly and was specifically designed to meet future European fertilizer standards set to go into effect in 2026.

•
Soluble fertilizers, which are fully water‑soluble, and fully‑soluble NPK compound fertilizers, are commonly used for fertilization through drip irrigation systems to optimize fertilizer efficiency in the root zone to maximize yields. These fully soluble fertilizers are also used sometimes for foliar applications. Our well-known brands for fertigation include Peters, Universol, Fertiflow and more. Our leading brands for foliar application are Agroleaf Liquid, Agroleaf Power and Nutrivant. ICL develops specific formulations for different applications and circumstances. In South America, products such as Profol, Kellus, Tonus, Translok, Forcy, Nutritio, Vegetação and Dimi Tônico are used as high technology products for farmers to improve plant nutrition and physiology through foliar fertilization. There are specific formulations for specific crops, greenhouses and/or open fields, as well as for different water types.

•
‘Straight fertilizers’ which are crystalline, free‑flowing and high purity phosphorus & potassium soluble fertilizers such as MKP, MAP and PeKacid. Key brands include NovaPeak, Nova PeKacid & NovaMAP. PeKacid is a patented product of ICL. It is the only solid highly acidifying, water-soluble fertigation product that contains both phosphorus and potassium. The product is ideal for hard water conditions where an acidifying effect is required, as well as for keeping dripping lines clean. In 2022, we launched a new patented product, NovaPK88, which is the most concentrated PK soluble fertilizer in the market. The product is highly soluble and ideal for foliar.

ICL Group Limited 73

•
Liquid fertilizers are used for intensive agriculture and are integrated in irrigation systems (mainly drip systems). Our product line includes mostly tailor‑made formulations designed for specific soil & water/climate conditions and crop needs.

•
Peat, a growing medium for various crops, where generally controlled‑release fertilizers and plant‑protection products are mixed in. Specific formulations of growing media are designed for specific plant needs, such as greenhouse bedding plants and outdoor nurseries. A well-known ICL brand is the “Levington” brand. Inclusion of growing media products in the portfolio in the UK allows ICL to offer an effective total solution to its customers. We intend to use more circular products and have extended our growing media offerings with Fibagro Advance, a unique and superior peat alternative manufactured in the UK. This innovative and advanced woodfibre product is being used as a key component in professional growing media mixes and provides professional growers with sustainable growing solutions.

•
Water conservation and soil conditioning products are new product lines developed by the segment. Water conservation products are used in professional turf to keep water in the root-zone. Key brands are H2Flo and H2Pro. These products improve water use efficiency. This new technology is also used in agriculture to allow better water availability around the root-zone of crops.

•
Seed treatment technologies are used to deliver plant nutrients and bio-stimulants, with a focus on improved root development, early plant development and nitrogen fixation. Several products and brands serve the needs of different crops such as ProSelect and Landscaper Pro.

•
Bio-stimulants technologies, such as Triplus, Improver, Concorde, Vegetação and Dimi Tônicoare, are being successfully used by farmers to increase their productivity and alleviate abiotic stress, such as drought, salinity and others.

•
Adjuvants are essential to enhance foliar nutrition, herbicides and crop protection spray. We offer the South American market adjuvant technologies, including Helper, Tensor Max and AD+ as well as various formulations that address the primary challenges facing farmers, such as drift and run off.

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

Following are several examples of Polysulphate®-based products and additional products that are included in the FertilizerpluS line:

•
PotashpluS – a compressed mixture of Polysulphate® and potash. The product includes potassium, sulphur, calcium and magnesium. In 2022, the company increased sales and plans to continue this trend in 2023.

•	PKpluS – a unique combination of phosphate, potash and Polysulphate®. In 2022, the Company, through our Phosphate Solutions segment, increased PKpluS sales and plans to continue this trend in 2023.

•	NPKpluS – a unique combination of Nitrogen, phosphate, potash and Polysulphate®. This product includes all 6 macro nutrients in one granule.

ICL Group Limited 74

Production

Growing Solutions segment's principal production facilities include plants in Israel (special compound fertilizers, liquid fertilizers and soluble fertilizers), Spain (liquid fertilizers, and soluble NPK fertilizers), the UK (products for water conservation and peat incorporated in growing media), China (compound specialty fertilizers and soluble fertilizers), the Netherlands (controlled‑release fertilizers and fertilizer blends), Belgium (soluble NPK fertilizers), the US (controlled‑release fertilizers) and Brazil (liquid fertilizers, water-soluble fertilizers, controlled-release fertilizers, improved efficiency phosphorus fertilizers, secondary nutrients fertilizers and micronutrients fertilizers).

Growing Solutions segment's main manufacturing plants and marketing companies are indicated in the map below:

Operational Sites – Growing Solutions Segment

North America

- ICL U.S. Summerville
- ICL U.S. Charleston
- ICL U.S. St. Louis

Europe

- ICL Iberia Totana
- ICL Turkey Adana
- ICL France Limas
- ICL Italy Treviso
- ICL The Netherlamd Waardenburg
- ICL Poland
- ICL Germany Nordhorn
- ICL UK Ipswich
- ICL UK Lawford Heath
- ICL UK Nutberry
- ICL UK AmegA Sciences
- ICL Belgium
- Rotem Kimyevi Maddeler Sanayi
- ICL Heerlen
- ICL Amfert DE
- ICL Amfert NL
- ICL Boulby

Asia

- Zhangjiagang FTZ ICL Trading Co
- YPH
- ICL China Guangzhou
- ICL Japan
- ICL India New Delhi
- ICL Malaysia

South America

- Fertiláqua
- ICL ADS

Israel

- ICL Haifa
- ICL Rotem

Oceania

- ICL Australia Bella Vista
- ICL Australia Sydney

Africa

- ICL Kenya Nairobi

Marketing Company

Manufacturing Plants:

- Specialty Agriculture
- Turf & Ornamental
- Chemicals
- FertilizerspluS
- Other

ICL Group Limited 75

The Segment's annual potential production capacity is approximately 360 thousand tonnes of soluble fertilizers, 800 thousand tonnes of phosphate, 480 thousand tonnes of liquid fertilizers, 200 thousand tonnes of controlled release fertilizers, 400 thousand m3 of growing media and 200 thousand tonnes of micronutrients. The potential production capacity of our various plants is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day, other than a few days for planned maintenance and renovations. Actual production is usually lower than potential production capacity, due to unplanned downtime, special maintenance operations, lack of availability of raw materials, market conditions and seasonality in demand.

In 2022, we produced about 953 thousand tonnes of Polysulphate®. The production of Polysulphate® in the UK is in a ramp-up stage and is expected to reach about one million tonnes in 2023 and continue to expand in the coming years. The current annual potential production capacity of Polysulphate® is above one million tonnes.

Competition

The global specialty fertilizer market is estimated at approximately $15 billion per year, accounting for about 4% of the total fertilizers market. According to the Company's estimation, the specialty fertilizer market is growing at an average rate of about 5%-7% per year.

The specialty fertilizers market is diversified, with few global companies and many small to medium-size reginal and local producers. The market operates mainly on a local basis and most producers sell their products in nearby territories rather than globally. We are considered one of the largest global players in the specialty fertilizers market, with production plants in Israel, the Netherlands, Belgium, Spain, the UK, Brazil, the US and China.

The Capex required to develop new production capacities for existing specialty fertilizer companies is not considered significant compared to commodity fertilizer operations. However, barriers of entry for new players include, among others, extensive know-how in chemical production and agronomy, large, professional selling and marketing teams, and customer support capabilities.

In addition to ICL, other specialty fertilizers companies with a global presence include: SQM, Yara, Haifa and Compo Expert. Other companies, such as Pursell, Simplot, Nutrien and Koch (USA), Kingenta and Moith (China) and JCAM (Japan), are considered regional players.

ICL Growing Solution business benefits from the following competitive advantages:

•
A strong, efficient and integrated supply chain with in-house access to high quality raw materials, mostly phosphate and potash, which is based on an extensive product portfolio and multi-location production.

•
Unique R&D and product development capabilities, creating a strong platform for future growth in controlled-release fertilizers, fertigation, foliar soluble fertilizers, enhanced nutrients, bio-stimulants, water efficiency and innovative, next generation products.

•	Added value production process technology – custom-made formulations that meet our customers’ unique needs.

•	A highly skilled global agronomic sales team that provides professional advice and consultation which fosters loyalty by distributors.

•	Full product portfolio (one-stop shop).

ICL Group Limited 76

•	ICL’s well-known and leading brands.

•	Direct working relationships with farmers (B2C) especially in Brazil, Israel and India, providing service at the field level and acceleration of the innovation cycle.

Raw Materials and Suppliers

The primary raw materials acquired from external sources are mainly KNO3, SOP, ammonia, NPK granules, Urea, KOH, coating materials, micronutrients and biostimulants ingredients.

In addition, our specialty fertilizer business benefits from its backward integration to raw materials produced by the Company, such as KCl, MGA, GTSP, MKP and polysulphate.

For most of 2022, there was a significant increase in raw material prices and unstable supply due to global supply chain challenges. We mitigated these challenges and have taken the appropriate measures to secure timely supply to customers.

The segment endeavors to hold inventories of raw materials in quantities that take into consideration projected levels of production, consumption levels, supply timelines, distance from suppliers and other logistical considerations.

Sales, Marketing and Distribution

The primary markets of the Specialty Fertilizers business line are Europe, particularly Spain, Israel, the US, India, China, the UK, Australia, and Brazil. The Specialty Fertilizers business line sells its fertilizer products primarily via a network of its own sales offices as well as through distributors around the world.

In general, our business model relies on brand-name, premium specialty products which are marketed by a strong agronomist sales network at the end user level, while sales are invoiced through distributor-partners that distribute the products. The technical sales force emphasizes the agronomic advantages of the specialty products to end users (farmers, growers of containerized plants, golf courses, etc.) and provides advice and training of distributor sales representatives. Growing Solution segment also has specialized field forces for the Agriculture, Ornamental Horticulture and Turf & Landscape markets supported by specialized marketing teams.

Most specialty fertilizers business sales are not made by means of contracts or long-term orders, but rather through current orders made close to the supply date. Accordingly, there is no significant backlog of orders.

Prices are determined via negotiations between the Company and its customers and are affected mainly by the relationship between market demand and business production costs, as well as by the identity of the customer and the terms of the agreement.

Growing Solutions segment grants credit terms to its customers according to customary practices in their respective locations. The Segment's credit sales are generally covered by trade credit risk insurance or letters of credit from banks with high credit ratings.

ICL Group Limited 77

Seasonality

The use and applications of specialty fertilizers are related to the main growing seasons of specialty crops worldwide. The main factors impacting seasonality are geographical location, crop type, product, and market. While the majority of our specialty fertilizer business serves markets in the northern hemisphere, where most of the demand for the segment's products is concentrated in the first half of the year, recent acquisitions of specialty fertilizer assets in Brazil, where demand is mostly concentrated in the second half of the year, somewhat balances the seasonality that characterized the segment's business.

For example, some specialty products, such as soluble fertilizers in the Ornamental Horticulture market, are sold and applied throughout the year with limited seasonality, whereas controlled release fertilizers are sold during the potting season of container nursery stock and pot plants (before springtime).

Additional Activities

Our business activities include, among other things, ICL’s innovative arm, promoting innovation, developing new products and services, as well as digital platforms and technological solutions for farmers and agronomists. This category includes Growers and Agmatix, innovative start-ups that are developing agricultural data processing and analysis capabilities for the future of agriculture. These activities are not presented as reportable segments as they do not meet required quantitative thresholds.

For further information please see "Item 5 – Financial Results and Business Overview– C. Research and Development, Intellectual Property and Licenses, etc.".

Social Investment

We are involved and invested in society and the community, the result of a policy formulated and approved by our Board of Directors.

We focus our efforts in three main areas: (1) promoting STEM education (science, technology, engineering and mathematics) and encouraging innovation and excellence in the education system; (2) supporting the communities in which we operate, and responding to their individual needs, while emphasizing the empowerment of community residents and encouraging innovation and social entrepreneurship; and (3) promoting food security through a variety of products and activities, including supporting local farmers, encouraging sustainable urban agriculture and supporting local food banks. In addition, ICL works to assist in crisis situations and disasters among the local communities in which it operates.

Each of our social investment activities are reviewed by the relevant authorized parties within our organization according to the type and amount of the donation.

Core projects

We promote the formation, establishment, and development of flagship social projects in the various countries in which we operate.

ICL Group Limited 78

"Thinking Doing" is our social flagship program in Israel, and we operate in nine local municipalities: Dimona, Yeruhem, Beer Sheva, Ramat Negev Regional Council, Kaseifa, Mitzpe Ramon, Megilot and the Tamar Regional Council. The program empowers community activities by developing local entrepreneurship and leadership among the residents, local social organizations and local municipalities employees. In addition, the program encourages social entrepreneurship and cooperation to create sustainable communities in the Negev through the establishment and development of anchor institutions.

ICL participates in the "Password for Every student" program in Israel, a project that provides a comprehensive systemic solution for the education system beginning with the teacher and the student, and extending to the classroom, schools, and education system, while creating e-communities. ICL's support enables 15,000 students in Israel’s Negev region to enjoy digital accessibility. In 2021, ICL began developing unique joint programs, including the establishment of a digital empowerment center for women and girls from the Bedouin sector in kaSeifa.

"Lab 0_6" is the social flagship project of ICL in Spain. Working in collaboration with Manresa University, the project makes curiosity and scientific education accessible from an early age to residents of the Bages county near Barcelona, while sharing and developing pedagogical programs, training teachers, and mobilizing the community to participate in various activities.

Development of local flagship projects - In 2022, ICL emphasized the development of local flagship projects in the countries where most of its employees live. Flagship projects were promoted in the US, the Netherlands, Germany and Brazil, and the Company will work to establish and expand these projects in the coming years.

Support for public health institutions - During 2020 and 2021, due to the outbreak of Covid-19 and the Company's commitment to support and improve the resilience of the local communities, ICL worked to support the needs of public health institutions through donations of equipment and financial contributions. To promote equality and accessibility to medical treatment as well as to reduce disparities, we continued to provide support and assistance to public health institutions in most of the countries in which we operate.

The Turkey and Syria earthquake disaster – On February 6, 2023, a powerful earthquake occurred in Turkey and Syria. As a result, tens of thousands of people were killed, over a hundred thousand people were injured and hundreds of thousands were left homeless. ICL rallied to provide immediate help and dispatched ICL-IL’s DSW search and rescue team to join rescue efforts. ICL is offering humanitarian aid to the survivors by way of donations of equipment, food and medicines as well as monetary donations.

The Moshe Novomieski Potash Company Heritage Site Visitor Center in the Dead Sea, Israel

The Moshe Novomieski Potash Company Heritage and Visitor Center opened to the public in 2021. The Center is located at the old workers’ compound in Sodom and focuses on three main topics: the unique geological conditions that led to the formation of the Dead Sea; the history of the founding of the Eretz-Israeli Potash Company in pre-state Israel; and ICL’s current activities. The Center was established and is operated in collaboration with the Council for Preservation of Heritage Sites in Israel, the Jerusalem and Heritage Ministry, Israel’s Ministry of Education, and others.

ICL Group Limited 79

ICL's total monetary donations in 2022 amounted to approximately $14.5 million (including the amount invested in the Visitor Center). In addition, during 2022 ICL contributed, at the Company's expense, about 24,500 hours of volunteer work of its employees. This amount does not include 35,520 hours of volunteer work after working hours, which was encouraged, organized, and logistically facilitated by ICL.

Environmental, Health and Safety

Introduction

Our brand promise is to create impactful solutions for humanity’s sustainability challenges, by leveraging our unique resources and technological ingenuity. We are committed to the UN’s Sustainable Development Goals.

In the wake of relevant sustainability megatrends, ICL is aligning its strategic planning to both assess and prepare for possible risks, as well as to seize material business opportunities. Opportunities for ICL include energy storage solutions (ESS), necessary for the transition to renewable energy and e-mobility; next generation fertilizers, digital farming/AgTech solutions for precision agriculture; and other products required for global food security and safety. Our main products and services strengthen global food chain resilience, industrial efficiency and safety.

ICL is committed to developing and implementing a comprehensive Environmental, Social and Governance (ESG) strategy by integrating responsible and sustainable considerations in the conduct of our business activities, including in the manufacture and sale of our products. Our programs focus on reducing our greenhouse gas emissions, increasing our use of renewable energy, reducing our water consumption while promoting circular economy activities, supporting communities, and promoting personal environmental responsibility, including volunteering by our employees.

Our goals and targets call for increasing our energy efficiency and use of renewable energy, reducing our carbon footprint, managing our raw material uses, and minimizing our air emissions, water consumption and wastewater output. We aim to increase our re-use of materials and to recycle hazardous and non-hazardous wastes. We also intend to continue implementing life-cycle analysis processes, as well as integrating ecological considerations in our mining reclamation processes. ICL also aims to achieve and maintain leading positions in ESG rankings and indices, as well as to increase transparency and open dialogue with ICL’s stakeholders.

Our Company acts proactively to prevent environmental incidents through comprehensive risk management, knowledge sharing and effective maintenance, as well as by developing, implementing and maintaining appropriate management systems. We consider safety and health performance as core values and make every effort to achieve top tier safety results. We are bound by multiple environmental and safety requirements. Those include, among others, requirements related to climate change, energy efficiency, air quality, liquid and solid waste discharge, land reclamation, hazardous substances and product requirements. Furthermore, we are required to hold certain environmental permits and licenses, such as air emission permits and waste discharge permits, all of which aim to protect the health and safety of people and the environment. To continue our operations, we must comply with the requirements and conditions of these permits and licenses, and to remedy any discrepancies if we deviate from them.

Beyond existing environmental, health, and safety requirements, which have evolved over time and become more stringent, we may be subject to new environmental, health and safety requirements. This may pose a challenge and present uncertainties regarding our ability to comply with them and may impact the capital expenditures and operating costs of our Company. Complying with such requirements may require the adjustment of the Company's facilities, production processes and operations. In addition, these potential new requirements may oblige us to obtain new permits and licenses for our continued operations. As a result, we strive to monitor the development of any environmental, health, and safety requirements and evaluate them with respect to their potential impact on our operations.

ICL Group Limited 80

We are working to increase the number of our suppliers who have conducted sustainability assessments through the Together for Sustainability (TfS) initiative and emphasize the personal environmental responsibility of our employees. We are committed to acting ethically and treating our stakeholders fairly. In addition, we seek to be proactive in our efforts to create a diverse and inclusive workforce (for further information, see “Item 6 – Directors, Senior Management and Employees – D. Employees - Promoting Diversity, Inclusion & Belonging (DIB)”). We also aim to maintain transparent communications with regulatory authorities and to engage with the communities in which we operate. Our Company contributes to initiatives in those communities and is committed to fostering social values with our various stakeholders.

ICL’s CEO and President, Mr. Raviv Zoller serves as a member of the Executive Board of the International Fertilizer Association (IFA). Mr. Zoller is the representative of the West Asia region and also serves as the Chairman of IFA’s Sustainability Committee. With our support, we believe that members of the IFA organization will be joining the TfS initiative.

We continue our journey to enhance the Company’s understanding and preparedness regarding climate related risks and opportunities. This is the second year in which we voluntarily disclosed information according to The Climate-related Financial Disclosures (TCFD) framework and we intend to continue to advance our relevant knowledge and develop this disclosure in future years. For further information, see “Item 4 – Information on The Company – B. Business Overview – Task Force on Climate-related Financial Disclosures (TCFD)" below.

ICL strives to raise awareness regarding sustainability within the company. In order to accelerate our learning curve, we participate in multiple sustainability rankings. We leverage the feedback we receive to gain insights and create improvements. Among these, are programs such as Maala and Entropy, where ICL received very high scores, as well as CDP carbon (Ranked B), Bloomberg Gender-Equality Index (GEI) and EcoVadis, where ICL received Gold ranking, MSCI (Ranked BB) and Sustainalytics (Ranked 29.6). ICL is also committed to the United Nations Global Compact initiative.

In addition, ICL Iberia – Suria was awarded the IFA’s Green Leaf Award, recognizing environmental excellence for underground mining. In China, YPH was awarded the Green Mine certification (Ranked AAAAA) for excellence in mine planning, operations and mine remediation.

For further details regarding our ESG practices and performance, see “ICL Corporate Responsibility Report 2021” in our current Report on Form 6-K (File no. 001-13742) furnished to the SEC on May 31, 2022.  Our Corporate Responsibility web-report is made publicly available on our website at www.icl-group.com. Neither the 6-K report nor our website have been incorporated into this Annual Report, and the reference to our website is intended to be an inactive textual reference. The information found on, or accessible through our website is not intended to be a part of this Annual Report.

ICL Group Limited 81

Sustainability

Sustainable Solutions

We focus on developing sustainable solutions that increase ICL’s positive global impact through its existing and new products. The sustainable solutions that we offer are interlinked with the challenges that humanity is facing, such as providing food security (SDG 2 - Zero Hunger). Our Research Development and Innovation department (RD&I) uses the UN Sustainable Development Goals (SDGs) as guiding principles in its RD&I activities.

As part of its commitment to sustainable development, ICL combines environmental, health and safety criteria with commercial and operational considerations when developing new products. Potential products are rigorously tested using an internal Sustainability Index for product development. We also developed a data-driven Impact Assessment Tool for all RD&I projects, to support ICL’s actions on tackling climate change, advancing food security, sustainable agriculture, and contributions to human health, safety and wellbeing. This strategy component is part of our positive impact product development processes, and we are also implementing circular economy and biomimicry concepts to reduce our environmental impact.

As an essential player in the global food supply chain, our goal is to contribute to the effort to achieve Zero Hunger (SDG 2). Our fertilizers enable the agricultural production of food equivalent approximately to the annual consumption by 150 million people globally, thereby enhancing food security across the globe. As the global population continues to rise, farmers worldwide are confronted by the constant need to increase yields while facing land erosion, effects of climate change and other environmental challenges. They must also adapt to evolving regulations. The fertilizer industry helps to overcome agricultural challenges by facilitating increased crop yields on existing agricultural land and preventing excess conversion of natural habitats into agricultural land. To improve food security, our company offers a broad variety of solutions to farmers, including commodity fertilizers, controlled release fertilizers (CRF), bio-stimulants, organic fertilizers, digital farming/ag-tech solutions and more. Our products enable growers to enhance their yields and improve their crop quality, while increasing their nutrient use efficiency and reducing farmers’ water consumption. Thereby, reducing carbon intensity across the food supply value chain (Climate Action -SDG 13). Efficient water conservation products are used to keep water in the root-zone of crops and turf, through a new technology. Using key brands such as H2Flo and H2Pro, these products significantly reduce traditional irrigation requirements. ICL Growing Solutions is developing biological bio-stimulants that stimulate plant growth and support stress conditions. Our Growing Solutions segment also helps farmers to protect the environment by minimizing their losses of nutrients through leaching and volatilization, and by enabling them to take data-driven decisions through precision agriculture. Our Keep Green product provides protection against excessive solar radiation to coffee tree leaves, resulting in increased productivity. This year, ICL launched eqo.x, a biodegradable release technology designed for open field agriculture. The eqo.x release technology is the first product available providing a controlled release fertilizer (CRF) coating for urea, which biodegrades more rapidly, and it was specifically designed to meet future European fertilizer standards set to go into effect in 2026. This is a key tool of both the European Farm to Fork strategy and the EU Soil Strategy for 2030, which aim to reduce nutrient loss by at least 50% by 2030.

Through our Digital Ag solutions, we offer farmers a Plant Nutrition Carbon Footprint Optimization tool that allows them to compare nutrition plans and consider the tradeoffs between yields and environmental impact. The system calculates their Carbon Footprint & GHG emissions based on various parameters such as field characteristics (soil type, organic matter, pH), environmental conditions, agronomic practices, crop type, fertilizer type, applications timing, and residue management. In addition, we market alternative protein solutions (plant-based substitutes). ICL Food Specialties has also joined forces with Protera Biosciences, an AI-driven FoodTech start-up and designer of novel proteins which are used to develop sustainable, highly functional protein-based ingredients for food manufacturers. In addition, ICL markets various products, such as the JOHA® emulsifying salts, which enable extended shelf life for food products, and reduction of food waste. We also recently launched FruitMag, a sustainable, mineral-based and fungicide free, solution for post-harvest citrus fruit treatment. By using a food-grade magnesia product, ICL eliminates the need to use toxic materials and reduces product losses, while increasing shelf life.

ICL Group Limited 82

We produce numerous products that are used in the pharmaceutical, nutraceutical and food markets, and invest heavily in R&D to develop and manufacture safe, high-purity, high-quality ingredients. Among our many products are active pharmaceutical ingredients used by pharma manufacturers to treat osteoporosis, ingredients that help to correct and maintain electrolyte balance in the human body, and a new line of 100% naturally based personal care products based on magnesium from Dead Sea salts. These include CareMag® D, a deodorant ingredient, CareMag® B, a baby skin care ingredient, and CareMag® M, a natural-based wash-off masks. The products are approved by COSMOS, the Cosmetic Organic and Natural Standard which establishes certification requirements for cosmetic products in Europe and is the standard recognized globally by the cosmetics industry.

Due to the growing impact of climate change on the agricultural supply chain, we are also increasing our efforts to reduce our GHG emissions (Climate Action - SDG 13). We sell products and services that support energy storage, which is necessary in advancing the use of renewable energy in the global economy. With strong demand for electric vehicles (EVs), energy storage is a potentially significant source of growth for our phosphate-based and bromine-based specialty products. A significant expansion in ICL’s energy storage portfolio includes its plan to build a lithium iron phosphate (LFP) cathode active material (CAM) manufacturing plant in St. Louis, Missouri. The plant is expected to be the first large-scale LFP material manufacturing plant in the US and is designed to produce high-quality LFP material for the global lithium battery industry (Affordable and Clean Energy – SDG 7).

Our efforts to improve ICL’s impact on the environment are facilitated by innovation and commercial excellence activities (Industry, Innovation and Infrastructure - SDG 9). We are increasingly more operationally efficient, integrating renewable energy into our fuel mix and implementing circular economy activities, both within our organization and in collaboration with our partners.

ICL Group Limited 83

Circular Economy

'Circular Economy' and an Integrated Production Value Chain are guiding principles that drive our activities. According to the Circular Economy approach, industrial production process should shift from a linear process, in which resources and capital pass through the production chain and eventually become waste, to a closed process where by-products and waste can serve as inputs in new production processes.

To this end, we are innovating new products from what was previously regarded by us as by-products or waste, as well as working to optimize our production processes.

Examples of these new products include:

•	MagiK, a fertilization product developed from a by-product stream of our magnesium production process.

•
Fibagro Advance, a peat alternative growing media that uses waste from the timber industry and a thermo-mechanical process to create a unique matrix that improves moisture and nutrient retention. The product has a lower carbon footprint compared to peat and other peat alternatives.

•
Our Phosphate Solution segment is integrating new technologies to use secondary source phosphate as an alternative to virgin raw materials. There are immediate uses in our production facilities in Europe, and we are developing future resources for our fertilizer products, including a technology roadmap for recycling and recovery of phosphorus and nitrogen from secondary sources.

•	At ICL Dead Sea, we have used salt in the rehabilitation of an abandoned site and the construction of an observatory for use by the public.

•
ICL is one of the co-founders of the PolyStyrene Loop (PSL) recycling project, in the Netherlands, along with the complete PS value chain, which has introduced a recycling scheme for PolyStyrene (PS) foams that contain the flame retardant HBCD (Hexabromocyclododecane). The valuable bromine which it contains will be recovered and re-used in a new polymeric flame-retardant, FR-112P.

•
As part of circular economy efforts in China, the Company develops a variety of different uses for Phosphogypsum, which is its only by-product that has not yet been fully utilized. In addition to the existing solutions that were already developed and implemented, the Company has developed, together with local authorities, a solution for old mine rehabilitation. During 2022, a pilot project was initiated, and utilized more than 4 million cubic meters of phosphogypsum successfully.

•
Our Ambition Creates Excellence (ACE) program has been expanded (from the original energy savings ambitious plan) to include the development of a standardized approach for Circular Economy that will systematically review ICL’s waste streams, by-products and other outputs from our operations, and identify opportunities to develop new and useful products, as well as to optimize our operations.

ICL Group Limited 84

ICL’s sustainability performance: Non-financial KPI’s & Sustainability Linked Loan

In September 2021, our Company obtained a €250 million Sustainability-Linked Loan ("SLL"). The loan is an innovative step forward in our ongoing sustainability efforts and includes three sustainability performance targets. These targets were designed to align with our sustainability strategy and goals, and each target will be assessed at specific times during the term of the loan with third-party certification. As of the reporting date, the relevant annual targets have been achieved.

As part of this effort, we are targeting reductions in Scope 1 and Scope 2 CO₂e emissions resulting from our global operations. We are also planning to expand our participation in Together for Sustainability (TfS), a global initiative dedicated to developing and implementing a global supplier engagement program that assesses and improves sustainability sourcing practices. In addition, we continue to focus on inclusion, equality and further expansion of female representation among our senior management. For further information, see “Item 6 - Directors, Senior Management and Employees— D. Employees”

For further information regarding the SLL, see Note 13 to our Audited Financial Statements.

Health and Safety

As a leading global specialty minerals company, we are subject to specific environmental, health and safety requirements under international, national and local laws, regulations and permits within each jurisdiction in which we operate. In order to sell our products and to operate our activities and processes, including mineral extraction, production, distribution, marketing and use of products, we must comply with relevant environmental, health and safety requirements.

ICL manufactures products that are part of everyday life. Some of our products, if not managed properly, are potentially harmful to the environment and to the health and safety of those who are exposed to them during their production, transportation, storage or use. This applies as well to effluents, air emissions and other waste streams that are generated during the production of some of our products. These substances can result in contamination that necessitates remediation, clean up or other responsive actions. Our existing products undergo an evaluation process during the various stages of their production process and supply chain, and we also assess the risks of our new products prior to their launch. We also invest resources to develop sufficient information and data for our products. This enables us to characterize their safety features with reference to human health hazards and environmental threats. We strive to take action to increase their positive impact and to reduce any negative impacts.

Industrial production in general, and the chemical and mining industry in particular, require implementing special precautionary measures to maintain a safe and healthy work environment. ICL's goal is to create a Zero Incident Culture and achieve top-tier safety performance. OMES-EHS (operational excellence management system) provides the framework to drive operational excellence for industry-leading safety and reliability performance across the organization. As part of this approach, ICL conducts periodic risk assessments, and external and internal audits across all its operations, including contractors’ operations. Emergency drills, personnel training and knowledge sharing processes are part of the annual plans of our sites.

ICL Group Limited 85

To minimize potential occupational hazards that may occur during our operations, and to help ensure a safe and healthy work environment, we seek to comply with strict occupational safety and health standards prescribed by local, national and international laws and standards. The health of our employees and contractors is checked regularly. Mandatory and locally agreed safety equipment is provided to our employees and requested from our contractors. We regularly monitor our work environment and perform industrial hygiene monitoring as required by regulations and Company procedures. In addition, we invest extensive resources for training and mentoring, as well as other safety measures, in order to improve occupational safety and health and to prevent accidents and illnesses. Safety targets for improvements are set annually. Safety KPIs are reported and tracked from all ICL production sites. One of the KPIs for all executive management is IR (Incident Rates) which is an indication of how many incidents of lost working days (a measure of severity) have occurred. In 2022, the IR was 0.62, representing a continuous improvement over the past few years.

* Incident Rate - Lost working days cases, multiplied by 200,000, divided by employees’ work hours. Any   injury event with one or more lost workdays is included in the IR calculation method.

As part of our proactive approach to EHS, we implemented an operations management system that provides the framework and structure to drive operational excellence, safety and reliability across our organization (OEMS-EHS - Operational Excellence Management System - Environmental Health & Safety). We have also adopted Human and Organizational Performance (HOP) principles which focus on early detection and prevention. The principles aim to develop organizational transparency, as well as to educate and create safety defense mechanisms for employees, processes, and the environment. Moreover, the HOP approach creates dialogue and knowledge sharing within our organization between managers and employees.

We are a “learning organization” that strives to retain a mindset of learning from both our successes and failures. Analysis of accidents and “near misses”, as well as reporting of safety hazards, is encouraged and conducted at all ICL sites. Management meetings often include a case analysis of a recent EHS incident, including conclusions and corrective actions taken. We also initiate cross-organizational learning processes on a regular basis to encourage peer learning, including an international learning forum led by the Global EHS VP.

In recent years, we have implemented advanced technologies to manage EHS events and proactive safety processes globally. We have deployed specialty software at all our sites and created a mobile EHS application that is used globally for EHS events management, hazard recognition and various proactive online activities. These processes include lesson learning, shared learning, intake of innovative ideas arising from the field and additional controls and defenses. A change management module is also part of the assimilated technology. Both employees and managers undergo routine EHS training. We have also implemented internal mechanisms to map, track and manage environmental incidents. Our emergency event management methodology, is supported by a mobile application with a unique module that was developed specifically for ICL. The module is practiced regularly within the Company, as well as by specified teams of first responders and other regulatory officials. This enables us to respond quickly to emergency events, as well as to conduct crisis management. Emergency drills, including surprise drills, are a part of annual work plans and are regularly performed to test and improve readiness for emergency events, such as earthquakes, leakage of hazardous materials, fire incidents, etc. We continue to enhance our procedures and measures with the goal of becoming leaders in crisis management, management of workplace hazards and safety practices.

ICL Group Limited 86

In order to prepare for natural disaster and emergency scenarios, ICL has emergency teams, qualified to perform a broad range of first responder roles, including rescue from ruins and disaster areas following earthquakes. Dozens of volunteers take part in the activity in addition to their routine duties. The teams are equipped with advanced equipment and practice highly complex rescue and evacuation scenarios.

Following the severe earthquakes that occurred in Turkey recently, ICL's rescue teams were deployed as first responders. They performed their mission with professionalism and uncompromising dedication.

In addition to the above, we are introducing AI technology to support various processes and improve defenses, including the use of robots and drones. Examples of our use of such technology include: “smart” systems for forklifts and trucks, using drones to inspect confined spaces (which eliminate the need for an employee to enter dangerous surroundings), smart sensors and more.

We are also implementing a Process Safety Management (PSM) methodology. To accomplish this, we continue to develop and implement policies and standards guided by the CCPS framework, which include the EU Seveso Directive, OSHA PSM Regulation and UK HSE Control of Major Accidents. Recently, Israel’s Ministry of Environmental Protection adopted the Seveso risk assessment methodology and is expected to require it at our relevant facilities. All processes include both employees and contractors.

We have streamlined formal Enterprise Risk Management (ERM) policies and procedures and conducted a comprehensive risk mapping process throughout our organizational units. Our risk management process is a structured, continuous process, consisting of both periodic and ongoing activities. Our ERM focuses on process safety at all sites throughout our Company. For further information, see “Item 4 – Information On The Company — B. Business Overview - Task Force on Climate-related Financial Disclosures (TCFD)".

We continuously invest in capital projects towards environmental protection, health and safety and in their proactive management. In 2022, we invested approximately $170 million on environmental related projects, $80 million of which were allocated to investments in property, plants and equipment. Over the next few years, we intend to invest significant capital to further reduce our air emissions, treat hazardous materials and reduce our overall negative environmental impact. This will include investments that are required to comply with the Israeli Clean Air Law, European environmental regulations, and other regional environmental regulations. We estimate that in 2023 we will allocate approximately $191 million for environment-related purposes. For further information, see “Item 3 - Key Information— D. Risk Factors".

ICL Group Limited 87

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

Climate Change and Greenhouse Gas Emissions

The impact of climate change is being recognized throughout our value chain and across the globe. Our clients, for example, are exposed to extreme weather events, stressing food production systems. Our own facilities are identifying their exposure to various climate-related impacts. It is an increasing concern not only to governments and non-governmental organizations, but also to our stakeholders including our investors, customers, employees and the general public. In response, we are aligning our actions to meet the accelerating pace of this change.

We are witnessing an increasing level of new and tightened global regulation of greenhouse gasses (“GHGs”). Ultimately, these regulations could impact our operations by requiring us to change our production processes or by increasing our raw-material use, energy consumption, and production and transportation costs. These regulations will also include increased disclosure of our efforts and costs. For additional information regarding our climate change– related risk management and GHG emissions, see “Item 3 - Key Information— D. Risk Factors”.

Task Force on Climate-related Financial Disclosures (TCFD)

Introduction

ICL is a leading global specialty minerals company. Our sector can be an important enabler for the transition to a low carbon economy through development of innovative products and services. The sector is also a major consumer of fossil fuel-derived energy and thus an emitter of greenhouse gasses with an imperative to transition to net zero. We are committed to identifying, managing, and harnessing the risks and opportunities that climate change and the low-carbon transition may bring.

ICL has committed to a 30% reduction of its GHG emissions (Scope 1&2) by 2030 (vs 2018). So far, we are on track to achieve this goal. We have also committed to being Net Zero by 2050. ICL’s Board of Directors and senior management adjust the Company’s climate strategy to align with the aims of the Paris Agreement. As we continue our journey towards a more sustainable future, ICL’s Board of Directors approved to submit a declaration to the Science Based Targets initiative organization (SBTi), where the Company will commit to set a decarbonization plan in accordance with the criteria and process of the (SBTi). The initiative drives ambitious climate action in the private sector by enabling organizations to set science-based emissions reduction targets. Following the declaration, we intend to initiate a process to prepare and submit our decarbonization plan within the required time frame to the SBTi for their validation.

Consistent with the approach taken in our first year of reporting under the Task Force on Climate related Financial Disclosures (TCFD) framework, this section presents our progress with regard to the TCFD disclosures within the four pillars of: Governance, Strategy, Risk Management, and Metrics and Targets. The Financial Stability Board (FSB) created the TCFD to develop recommendations on the types of information that companies should disclose to support investors, lenders, and insurance underwriters in appropriately assessing and pricing a specific set of risks related to climate change.

ICL Group Limited 88

In 2021, we began to report on the eleven TCFD recommendations found within Section C of the “Recommendations of the Task Force on Climate-related Financial Disclosures” published in June 2017. We conducted a screening of material climate-related risks and opportunities relevant to ICL, highlighted our existing good practices and identified next steps to strengthen our climate-related governance, strategy and risk management procedures. In this, our second year of voluntary TCFD reporting, we further embedded TCFD recommendations by integrating a ‘bottom-up’ approach to climate-related risks and opportunities identification and verification. We may be required to adjust our implementation of these TCFD disclosures based on directives from regulators, such as the US Securities and Exchange Commission.

Governance and Management

ICL Climate-related Governance structure

Board oversight
ICL Board of Directors
Climate, Sustainability, Community Relations Committee
Audit and Accounting Committee
Leadership oversight
ICL Global Executive Committee (GEC)
GEC Sustainability Committee
Management oversight
TCFD Steering Group
Physical Risk Committee
Transition Risk Committee
Management oversight
TCFD Working Groups
Enterprise Risk Management

Board-level Oversight of Climate-related Issues

•
ICL’s Board of Directors is responsible for setting ICL’s overall strategic direction, including on sustainability, climate and ESG related matters. The Board views climate change as a material component of Company strategy.

•
The Board has appointed the Climate, Sustainability and Community Relations Committee (“CSC Committee”) to oversight climate-related issues, including, climate-change risk assessment and mitigation plans, installation of renewable energy facilities, site decarbonization plans, implementation of circular economy activities, achieving water saving targets, implementation of policies relating to environmental impact, etc. The CSC Committee is chaired by Dr. Miriam Haran, a leading environmental expert with considerable experience in environmental and climate related matters. The CSC Committee includes four additional directors with significant industrial and risk management experience, including regarding environmental issues.

ICL Group Limited 89

Each meeting of the CSC Committee includes reviewing updates regarding the Company’s latest ESG related events, ESG risk assessments, and ESG management systems, as well as policies and regulations when relevant. In addition, the CSC Committee holds annual discussions regarding, among others, climate risk and mitigation measures, TCFD disclosure, the Company’s ESG Report and ICL’s sustainability KPI matrix & targets.

On February 27, 2023, our Board of Directors approved to submit a declaration to the SBTi organization, where the Company will commit to set a decarbonization plan in accordance with the criteria and process of the SBTi. Following the declaration, we intend to complete the processes to prepare and submit our decarbonization plan within the required time frame to the SBTi for their validation. The Board approval followed discussion and approval of the GEC on January 23, 2023, and CSC Committee on February 23, 2023.

•
The Audit & Accounting Committee, as determined in ICL’s Board Manual, is responsible, among others, for overseeing ICL’s risk management, including monitoring the Company’s activities to manage and mitigate the identified risks, as well as to ensure the Company’s compliance with relevant regulation. Accordingly, ICL’s Enterprise Risk Management (“ERM”), which includes climate relating risks’ is discussed on a bi-annual basis, and any material changes are updated on a regular basis.

•
ICL has a formal and unified Enterprise Risk Management (ERM) policy and procedures that follow the Committee of Sponsoring Organizations of the Treadway Committee (COSO) risk management methodology, defined as “the culture, capabilities, and practices, integrated with strategy setting and its performance, that organizations rely on to manage risk in creating, preserving, and realizing value”.

ICL has integrated climate related risk into its formal ERM processes, including into its risk governance structure and in various categories under the ICL Risk Universe, Physical risks have been integrated on all risk levels. This year, transition risks are assessed at the corporate and segments levels.

For further information, including Dr. Haran’s biography and CSC and Audit & Accounting Committees meetings frequency see “Item 6 –Directors, Senior Management and Employees— A. Directors and Officers & C. Board Practices—Our Board Committees”.

Executive Engagement

•
The Global Executive Committee (“GEC”), comprised of the senior executive management, meets on a weekly basis and is responsible for overseeing the Company’s actions, policies and initiatives, ensuring that all ICL’s ESG and climate related risks are being appropriately addressed and managed as well as rendering decisions on various issues including sustainability, climate and ESG matters.

Our current Chief Risk Officer (“CRO”) is also our CFO, which, among others, is responsible together with our EVP, Global General Counsel, and with our President, Potash Division, for implementing ICL’s sustainability and climate related risk assessment policies. In addition, our CFO & CRO is responsible for financial transition related risk, which is also managed within the climate-change risk assessment. For further information regarding ICL’s senior management see “Item 6 – Directors, Senior Management and Employees – A. Directors and Officers”.

ICL Group Limited 90

•
To assist the GEC to better monitor and oversee ICL’s sustainability, climate and ESG related matters, the GEC has appointed a GEC Sustainability Committee, an advisory committee which convenes on a quarterly basis. The GEC Sustainability Committee members include: CFO, EVP, Operational Excellence, Energy, and Innovation, President, Potash Division, EVP, Global General Counsel, EVP, ICL CPO & CAPEX, EVP, Chief Innovation and Technology Officer and President, ICL Phosphate Specialty Solutions Division.

Management Oversight

•
ICL's TCFD Steering Group, which includes finance, sustainability, and legal representatives, is responsible for coordinating all of ICL’s climate-change related assessments and reports in accordance with the Global Risk Management (GRM) and reports periodically to the GEC Sustainability Committee.

•
There are two separate management-level committees: (i) Physical Risk Committee and (ii) Transition Risk Committee (“Committees”), which are supported by the global sustainability team and risk management team, for managing both physical and transitional climate related matters. The purpose of these committees is to identify potential climate related risks and opportunities, assess their impact on ICL’s operational and logistic sites, manage their financial transition, and to therefore determine mitigating actions to minimize ICL’s exposure to risk according to respective ICL risk appetite. The chairs of the committees, which report to the TCFD Steering Group, meet on a periodical basis to synchronize their activities.

Working Groups

•
Multiple stakeholders within the Company are engaged, as needed. We apply a ‘bottom-up’ approach to climate-related risk and opportunity identification and verification, ensuring that awareness of climate-related issues is raised across all our segments, business units, operations and geographic locations.

Trainings

We conduct dedicated training sessions on climate, environment & sustainability related topics to various business segments and functionaries across the Company.

Board Oversight Trainings

An initial training on TCFD was provided to our Board in February 2022. Additional capacity building was conducted on several occasions throughout the year. In February 2023, the CSC Committee and Audit & Accounting Committee, to which all members of our Board of Directors were invited, reviewed and discussed ICL’s annual TCFD process and disclosure for 2022, as part of the ongoing training for the Board level oversight.

Each quarterly Board meeting opens with a ESG review and discussion on ESG and climate related aspects, as well as monitoring of related KPI’s. Twice a year, ICL’s Board of Directors conducts off-site Board visits at ICL’s sites. The off-site Board meetings include a tour of the site in which, among others, environmental, sustainability, climate, safety and other ESG issues are discussed.

Management Oversight Training

Our GEC’s ongoing training includes in depth discussions on various climate, sustainability, safety and other ESG issues, as well as updates on relevant regulatory developments and periodic risk assessments discussions.

ICL Group Limited 91

Working Groups and Stakeholders Trainings

Various ongoing workshops are held for the various working groups accompanied by internal and external experts. In addition, each year, ICL organizes a global ESG Week that focuses on the environment, safety and health, community and volunteering, quality assurance, sustainability, legal issues and compliance. The purpose of the event is to promote engagement and knowledge sharing within the Company. Engagement activities include both on-site workshops and a multi-lingual virtual platform. The activities on the virtual platform are accessible to ICL employees, visitors and contractors. Further, as part of implementing a sustainability mindset in our corporate culture, 2022 was declared as the ‘Year of Sustainability’ in ICL. This is to raise awareness for a large variety of ESG subjects, with multiple initiatives, workshops and activities on related ESG issues held throughout the year, involving all ICL employees.

Strategy

ICL’s Board of Directors and senior management adjust the Company’s climate strategy in order to align with the aims of the Paris Agreement. As we continue our journey towards a more sustainable future, ICL’s Board of Directors approved to submit a declaration to the SBTi organization, where the Company will commit to set a decarbonization plan in accordance with the criteria and process of the SBTi. Following the declaration, we intend to complete the processes to submit our decarbonization plan within the required time frame to the SBTi for their validation.

We are taking a systematic approach to reduce our GHG emissions across our global operations. ESG KPIs and targets, including climate related targets, have been embedded in executive measures for success and financial performance-based benefits for key executives.

Informing Current Strategy and Initiatives

Climate risks and opportunity factors are incorporated into our business strategy and operations in order to improve our short, medium, and long-term financial and operational resilience. In alignment with TCFD definitions, physical risks and opportunities are those that occur as a result of climate change manifestations, whether occurring as chronic long term climatic changes or as acute episodic extreme weather events. Transition risks and opportunities are those that occur as a result of the transition to a low carbon economy, including legal and/or regulatory risks such as carbon pricing mechanisms, market supply and demand, litigation and reputation, and changes in key areas of technology.

ICL continues to innovate, seeking to establish best practices, work to eliminate process inefficiencies and optimize operations to mitigate greenhouse gas emissions. We have established a dedicated team to implement energy efficiency projects across our plants throughout the world, as part of our Ambition Creates Excellence (ACE) program. In 2021 this team refocused its efforts on delivering lower carbon solutions globally, and it is working to implement GHG reduction measures, as well as circular economy and water efficiency measures, as part of our decarbonization road map. Measures include transitioning to lower carbon fuels for both on-site power generation and process heating, electrification and increasing energy efficiency through phase out of inefficient production technologies, streamlining production facilities, and improved efficiency of heat and steam consumption. We also seek opportunities to increase the use of renewable energy as part of ICL’s fuel mix.

ICL Group Limited 92

In parallel, our Global Procurement Organization (GPO) and Sustainability Unit participate in the effort to purchase electricity produced by renewable energy, as well as support capital investments to install onsite renewable energy production at ICL’s facilities. This has led to success in Europe, the US and Brazil, where over 95% of the electricity consumed by our sites in 2022 derived from zero-emission origins. We are also engaging in extensive training to raise awareness among ICL’s suppliers regarding sustainability, transparency and carbon emissions reduction, as part of the industry-wide TfS initiative and ICL’s effort to evaluate and reduce its Scope 3 emissions.

We use ICL’s innovation-building internal accelerator program (called “BIG”) to promote our GHG reduction breakthroughs. ICL’s Research, Development and Innovation (RD&I) organization is establishing both short-term and long-term goals for GHG emissions reduction technologies. Research, redesign and implementation of low carbon solutions are currently being introduced to mitigate process-based and product-based emissions and to meet future demands. In the short term, our RD&I organization will use its existing infrastructure to challenge internal and external partners to introduce solutions, such as advanced fertilizers that increase nutrient use efficiency and reduce water consumption. For longer-term solutions, using our core RD&I capabilities, we are developing products that address market needs and megatrends. Our plant-based protein products as alternatives to meat-based options and Energy Storage Solutions (ESS) to address electrification and renewable energy trends are two leading examples. Through our Open Innovation platform, we seek collaboration with entrepreneurs, researchers, innovators, and startups to foster innovation in these areas. Another path is ICL Planet Startup Hub, an innovation Food Tech and Agtech external accelerator we created to access startups with disruptive technology and help them scale up and go to market using ICL’s knowledge, experience, and strengths.

Our global finance teams are integrating ESG-related KPIs and GHG emission reduction targets into our financial reporting and planning. This includes creating the necessary data infrastructure (data quality and data management) and management infrastructure to enable and support proper decision-making processes, along with an increase in the transparency of our ESG performance with rigorous financial methodologies and metrics. With the proper infrastructure in place, we have been able to take advantage of financial opportunities, such as the Sustainability Linked Loan (SLL) that we secured in 2021.

Risk and Opportunities

Identified Climate Change Risks and Opportunities

Over the past several years, climate change and GHG emissions have been of increasing concern worldwide. Laws and regulations that govern climate change and GHG emissions already have certain impacts on ICL Group’s operations and may present transition risks for both the short and long term.

Carbon taxes and cap-and-trade-emissions schemes are increasingly viewed in global jurisdictions as a way of pricing carbon – a key policy driver for GHG emissions reductions. Currently, one of ICL Europe's sites, ICL Iberia, is covered by the EU-ETS Emissions Trading System, and in the UK, ICL Boulby is subject to the UK Emissions Trading Scheme. In Israel, a new carbon tax on fossil fuels, including natural gas, has been proposed in the “Knesset“- the Israeli house of representatives, to be implemented gradually within the current decade if enacted. Other carbon mechanisms could come into play in the future.

ICL Group Limited 93

Additionally, under the European Green Deal, the EU recently adopted a Carbon Border Adjustment Mechanism (CBAM) Regulation, which was created to stop carbon leakage from the EU (i.e., the risk that EU's carbon emissions reduction regulations will be offset by increases in emissions in jurisdictions with less stringent regulations), and will apply to some of our operations. The EU CBAM charge will phase in over a period of nine years, beginning in 2026. Regulations relating to GHG emissions are at various stages of consideration by the US federal government as well as in some US states.

We see an increase of regulatory disclosure requirements in the foreseeable future that will include climate risks and opportunities disclosures, GHG emissions and other ESG metrics.

Consequently, it is expected that in the short-medium term, ICL will need to purchase carbon allowances through the specific programs and/or incur additional capital costs for energy and emission reduction measures. Similarly, carbon taxes could increase the costs of supplied materials and services across the ICL value chain.

Physical impacts related to Climate change may also have significant impacts on industries and the economy. These impacts may include extreme heat, water availability and quality, changes to sea level and temperature, increases in the frequencies and intensities of storms and droughts, as well as changes in the availability of natural resources, which could also result in damage to facilities or equipment. These physical risks have the potential to financially disrupt operations, upstream raw material supply and downstream distribution. A few ICL’ facilities, including its Dead Sea facilities in Israel, are located in an area that has been impacted by floods in the past. Physical risk can also occur when transport barges are unable to operate on key waterways. Such events have occurred along the Rhine River where summer water levels have impeded the transport of raw materials. For further information, see “Item 3 - Key Information— D. Risk Factors”.

Transition related opportunities for our specialty businesses are illustrative of current and future opportunities created by ICL’s strategy relating to climate change. As part of our strategy is to focus on our specialty products, and with standard R&D timelines ranging from 5-15 years, we have successfully responded to some of the transitional risks through our product portfolio. For example, a dedicated global and multidisciplinary Energy Storage Solutions Unit has been created to focus on maximizing the opportunity of energy storage solutions needed to support the renewable energy market. As a world-leading mineral producer, ICL has access to bromine, phosphates, and high purity phosphoric acid for energy storage. ICL plans to build a lithium iron phosphate (LFP) cathode active material (CAM) manufacturing plant in St. Louis. This is expected to be the first large-scale LFP material manufacturing plant in the United States. [Opportunities: Products & Services]. Another example is our new meat protein substitutes which were driven by consumer demand [Opportunities: Markets, Products & Services] to reduce the ecological (carbon and water) footprint by consuming less meat. We believe our substitutes are versatile and can replace animal protein. Recently, ICL Planet Startup Hub, ICL’s AgriFood innovation accelerator platform, invested in Arkeon GmnH. Arkeon’s patented process harnesses carbon dioxide to make protein – using archaea, without genetic engineering. Archaea, part of the microbiota of all organisms, naturally feeds on CO2 and transforms these environmental emissions into nutritious protein – meaning the process is not just sustainable, it is also regenerative. Another example is ICL’s Fibagro Advance, our peat alternative growing media that uses waste from the timber industry and a thermo-mechanical process to create a unique matrix that improves moisture and nutrient retention with a low carbon footprint, replacing peat that is carbon negative, allowing the discontinuation of peat mining.

ICL Group Limited 94

By tracking consumer preferences for low carbon footprint products [Opportunities: Markets, Products & Services], we successfully developed a multi-nutrient fertilizer based on naturally occurring Polysulphate®. Polysulphate® requires no chemical processing, creates no waste products and has less potential to contribute to global warming than other comparable products. With its low carbon footprint, Polysulphate® is a fertilizer that could help farmers reach their industry or national carbon targets. We also produce Control Release Fertilizers (CRF) that are highly efficient during the use phase, reducing carbon intensity.

Among the key strategies to achieve a low carbon future is the transition from linear economic models to circular ones with reduced material consumption and waste generation. We are working on multiple products and development opportunities to be in line with circular economy principals.

To recognize the importance of research and development (R&D) for our sector as of December 31, 2022, we own approximately 770 granted patents in various countries, we describe our strategic research along with our development and innovation activities as they relate to climate change in the R&D section below.

Shaping Future Strategy

The ICL TCFD program is designed to complement and augment ICL’s existing climate strategy and associated risk management. ICL has applied forward-looking scenario analysis to identify physical and transitional climate related risks and opportunities that could have a material financial impact on its business over short (0-3 years), medium (3-10 years) and long (10+ years) term time frames.

The Company is also evaluating other climate-related risks for future disclosure. These time horizons are representative of timelines associated with our short-term climate-related targets, our medium-term 2030 commitments on emissions reduction and discussions for longer-term 2050 climate-related strategies.

During 2021, ICL initiated a high-level climate change scenario analysis to better understand the potential timing and materiality of climate-related risks and opportunities across ICL’s key geographies and business segments. The assessment was completed using relevance weightings and climate data to illustrate the trends by key indicators for specific climate scenarios, with consideration of future timeframes.

In 2022, we progressed further in our efforts to better understand the potential impact of climate-related risks and opportunities on the Company as well as to further embed TCFD recommendations into our public disclosure. We reviewed and updated the ‘top-down’ approach undertaken in our first year in line with our approach to assess risks and opportunities. We introduced financial stress-tests to evaluate the possible impact of various climate scenarios. We integrated climate-related risks into our formal ERM processes and applied a ‘bottom-up’ approach to climate-related risk and opportunity identification and verification, ensuring that awareness of climate-related issues is raised across all our segments, business units, sites and geographic locations. For further information regarding our risk identification and management, see Risk Management section below.

ICL Group Limited 95

The following timeframes and scenarios were used in the assessment:

•
Physical risks: 2030 and 2050, using the Intergovernmental Panel on Climate Change (IPCC) Representative Concentration Pathway (RCP) 2.6 (low carbon scenario) and 8.5 (high carbon scenario/business as usual).

•
Transition risks and opportunities: 2025, 2030, 2040 and 2050, using the two scenarios ‘Stated Policies Scenario (STEPS)’ and ‘Sustainable Development Scenario (SDS)’ developed by the International Energy Agency (IEA). Additional scenario data was obtained from equivalent scenarios to STEPS/SDS. The IEA scenarios use carbon prices as an input into their modeling. For example, STEPS takes into consideration existing or planned carbon pricing schemes and SDS assumes that pricing is established in all advanced economies. Additional scenarios by the Network for Greening the Financial System (NGFS) were applied.

The outputs derived from this process resulted in a set of potentially material financial physical risks (Table 1 below) and transition risks and opportunities (Table 2 below).

Physical Risks:

In 2021 we conducted a preliminary high-level risk and scenario analysis focusing on physical risks aligned with TCFD recommendations. More detailed analysis was conducted in 2022 using a bottom-up risk assessment approach that covered most of ICL’s production sites globally.

The bottom-up assessment covered material implications that impacted key operational aspects, including EHS, infrastructure, workforce, production, raw materials and products. To enhance preparedness, we conducted capacity-building activities and climate risk awareness training and education sessions, in parallel with the risk identification phase.

Climate-related physical risks may be expected to occur under all scenarios but are more likely to be material under the high carbon scenario - IPPC RCP 8.5.

ICL Group Limited 96

Table 1 identifies potential physical risks that may affect regions in which we operate, including extreme heat, water stress, watercourse and rainfall flooding and drought in the long term. Climate scenarios are not intended to represent a full description of the future, but rather to highlight central elements of a possible future and may differ over time.

Table 1: Physical risks by region under current Baseline (short-term) and RCP 8.5 (2030 and 2050) scenarios

Location	Acute / Chronic	Type of risk	Base Line	Medium-term- 2030	Long-term - 2050
Scoring at Group Level
Israel	Acute	watercourse & rainfall flooding.	[Low]	[High]	[High]
	Chronic	Water stress	[Low]	[Low]	[Mid - High]
	Chronic	Extreme Heat	[Low - Mid]	[Mid]	[High]
China	Acute	watercourse & rainfall flooding.	[Low]	[Low]	[Low]
	Chronic	Water stress	[Low]	[Low]	[Low]
	Chronic	Extreme Heat	[Low]	[Low]	[Low]
Europe	Acute	watercourse & rainfall flooding.	[Low]	[Low]	[Low]
	Chronic	Water stress	[Low]	[Low]	[Low]
	Chronic	Extreme Heat	[Low]	[Low]	[Low]
North America	Acute	watercourse & rainfall flooding.	[Low]	[Low - Mid]	[Low - Mid]
	Chronic	Water stress	[Low]	[Low]	[Low]
	Chronic	Extreme Heat	[Low]	[Low]	[Low]
South America	Acute	watercourse & rainfall flooding.	[Low]	[Low]	[Low]
	Chronic	Water stress	[Low]	[Low]	[Low]
	Chronic	Extreme Heat	[Low]	[Low]	[Low]

We applied watercourse and rainfall flooding 1-100 and 1-1000 flood scenarios. The impact only materialized in the 1-1000 scenario.

Water stress in Israel is mitigated due to the development of non-conventional water sources by the Israeli government, such as treated wastewater and desalination. As a result, water production capacity in Israel exceeds demand, reducing potable water scarcity and water stress risks in the country.

Mitigation measures currently adopted by ICL at various sites include but are not limited to, flood management plans, cooling systems and extreme heat management work protocols, insurance-based solutions (e.g., acute events), emergency response plans, and improved ventilation measures.

However, it is to be noted that the physical risks in Table 1 do not yet consider those that may arise in the value chain, and which may affect future demand for products or the availability of supplies.

ICL Group Limited 97

Transition Risks and Opportunities:

As economies transition towards a low carbon economy, a range of new opportunities and risks are expected to increasingly impact markets in the form of emission quotas and trading mechanisms, taxes and border taxes on carbon emissions and product carbon footprints, climate-related mitigation and reputational risks, competition from new low-carbon technologies and emphasis on operational and logistical efficiencies. Together, these are considered transition risks and opportunities. In 2021, an initial assessment of these risks and opportunities was conducted, followed by a more detailed analysis in 2022 that reviewed all ICL business segments. The process incorporated exploring potential transition risks and opportunities for the various business segments. Most notably, our analysis included major market trends and potential technological challenges and opportunities in the foreseeable future. Our emphasis on product development and investment in innovative, advanced technologies positions ICL to remain competitive throughout the transition period, with expectations to enhance and benefit from current strengths in the areas of energy storage for renewable sources, electric mobility, alternative proteins, high-efficiency specialty fertilizers and low carbon products across our portfolio.

Under plausible scenario modeling, potentially material transition risks and opportunities in the short-medium- and long-term have been identified and are presented in Table 2.

Table 2: Examples of climate-related transition risks and opportunities for ICL.

Transition Risks
Policy and Legal • Exposure to carbon trading schemes, cross-border tax mechanisms and carbon taxes on energy and supplies (see “carbon pricing”)[Short-medium]	Reputation • Increased stakeholder concerns and activism regarding operational and product-related environmental performance [Short-medium]
Technology
•          Increasing requirements to invest in renewable electricity generation, storage and purchasing, due to external policies and internal targets. [Medium]
•          Increased investment in site operational improvements, such as energy efficiencies and optimization of production processes. [Short-medium]

Markets
•          Reduced demand for ICL products used in the fossil fuel industry [Medium-Long]
•          Decrease in market demand for products with high carbon footprints [Medium-Long]
•          Increase in temperature and volatile precipitation, which can impact growing conditions and crop mix or disrupt fieldwork during the planting and growing seasons, may cause reduced demand for commodity fertilizers, in benefit of specialty fertilizers [Medium]

ICL Group Limited 98

Climate-Related Opportunities
Markets [Increase revenue]

•          Increased demand for energy storage solutions (including LFP batteries)

•          Increased demand for enhanced efficiency fertilizers

•          Increased demand for low carbon products

•          Increased market demand for meat/dairy substitutes

•          Increased demand for flame retardants in various market segments due to higher global temperatures and electric mobility

•          Increased demand for renewable energy applications (PV and fuel cells) requiring photovoltaic grade phosphoric acid

Products and Services [Increase revenue and portfolio value]

•          ICL is increasing focus on energy storage solutions, including bromine, phosphates, and high purity phosphoric acid for energy storage

•          ICL’s products offerings include climate-resilient fertilizers and low carbon fertilizers

•          ICL product offerings include specialty fertilizers and other products that contribute to use-phase efficiencies

•          ICL is developing its alternative proteins portfolio

Resource Efficiency & Energy Source [Reduce operating cost]

•          Sourcing renewable energy

•          Increase in renewable energy generation leading to a reduction in emissions and operating costs

•          Increased electrification of industrial processes leading to a reduction in emissions and operating costs

•          ICL’s dedicated program for operational excellence and resource efficiency

•          Adding state of the art technology and upgrading processes to collect, analyze and manage GHG data from all operations

•          Green hydrogen production in primary location [Long -term]

Resilience [increased liquidity, strengthening portfolio]

•          Investment into R&D for low-carbon fertilizers, as well as meat and dairy substitutes

•          Strengthening our offerings of specialty fertilizers which include low-carbon products, as well as products based on circular economy and products aligned with life cycle regulation

•          Access to “Green Financing” opportunities

•          Investment in high potential energy storage solutions (ESS)

ICL acknowledges that the application of a scenario analysis to climate related risk is a relatively new and rapidly evolving subject. As part of our TCFD program, we continue to enhance our analysis capabilities to reflect developments in modeling, policy, emission pathways and wider stakeholder expectations. The outputs from further scenario analysis work, including carbon price trajectories, will be used to enhance ICL’s existing business planning processes and informing strategy. They will also be used as an engagement tool to strengthen the understanding of climate related risks and opportunities within the Company. ICL will continue to integrate climate-related issues into its regular financial processes.

Risk Management

The impact of climate change is being recognized throughout ICL main processes, and we are aligning our responses and actions to meet. the accelerating pace of climate change. As part of this recognition, ICL has embedded climate-risk assessment into global ERM procedures.

ICL Group Limited 99

Identifying and assessing climate-related risks

ICL has a process in place to identify risks, areas of impacts, their causes and potential consequences, including climate-related risks. The aim is to generate a comprehensive list of risks (a risk register) based on those potential events that might prevent, degrade, or delay the achievement of the Company’s objectives. The risk identification process includes an examination of events which, if they materialize, may compromise the achievement of the Company's objectives. Identifying climate-related risks was accomplished by conducting interviews with key personnel, as well as evaluating climate-benchmark and external information on material risks to the industry. This also included implementation of financial stress-tests models on multiple climate scenarios to evaluate potential financial impact. All risks are categorized under a global unified ICL Risk Universe and are evaluated under a unified metrics scale. The risk description includes capturing possible sources of risk, areas of impact and potential consequences (in accordance with risk taxonomy). The risks are identified at several levels (corporate, business segments and operational sites) of the organization. Risk assessment involves applying a rating to a risk, taking into consideration the combination of impact (consequences of the risk materializing) and its likelihood, considering the effectiveness of existing controls.

New risks can arise as a result of change within the organization or the occurrence of external factors. All employees and managers are responsible to contribute to identifying new and emerging risks as soon as practicable, while reporting and escalation will be accomplished according to the ERM framework. In addition, the Company executes an enterprise risk assessment in order to identify new corporate level and business segment level risks at least every few years and updates the Risk Appetite, Risk Register and Risk Universe accordingly.

Managing climate-related risks

One of the purposes of the ERM process is to prioritize and determine the Company’s response to mitigate a risk at an acceptable level. This includes identifying, mapping, recording and monitoring treatment actions. Risk treatment actions can have two objectives: reduce the impact (i.e., mitigate the impact of the event); or reduce the likelihood (i.e., prevent the event from occurring).

Risk Treatment (mitigation)Risk treatment action can have two objectives: reduce the impact or reduce the likelihood. Possible risk treatment strategies include- avoid (avoid the risk), mitigate, accept and transfer. Risk mitigation plans are developed for Tier 1 risks and under specific circumstances, mitigation plans will also be developed for Tier 2 risks.

Monitoring and reviewing risks and treatment plans ensures that risks are managed efficiently and effectively. Therefore, these are monitored on a regular basis in accordance with ICL's ERM routines. For example, Tier 1 risks and mitigation plans will be monitored on a quarterly basis.

An effectively functioning oversight structure ensures that Risk Owners are designated on a timely basis, communication plans are both coherent and capably executed, sufficient resources are allocated to risk management, and staffing and training practices work as intended. It ensures that managers at all levels are active participants in the risk management process. ICL will update the Enterprise Risk Management Framework & Policy annually. The updated policy will be approved by the Risk-Management (RM) Committee and the BoD Audit Committee. Changes in the policy are reviewed as part of an annual update. As part of that update, the Committees examine the effectiveness and quality of policy implementation and summarize the challenges and improvements required for the policy practice.

ICL Group Limited 100

Integrating climate-risk into overall risk management

ICL has a formal and uniform Enterprise Risk Management (ERM) policy and procedures that follow the COSO risk management methodology, defined as “the culture, capabilities, and practices, integrated with strategy-setting and its performance, that organizations rely on to manage risk in creating, preserving, and realizing value”.

ICL has integrated climate-related risk into its formal ERM processes, including into its risk governance structure and in various categories under the ICL Risk Universe. Physical risks have been integrated on all risk levels. In 2022, transition risks were assessed at the corporate and segment levels.

Metrics and Targets

Metrics

ICL has committed to reducing annual Scope 1 and 2 GHG emissions by 30% by 2030, compared to the emissions of the 2018 baseline year. ICL’s 2022 Scope 1 & 2 emissions are 18.1% lower than 2018 emissions, on course to meet the 2030 target successfully.

The GHG emissions reported below include all direct (“Scope 1”) and indirect energy-related (“Scope 2”) emissions of the primary known greenhouse gasses, including: CO2, CH4, N2O and HFCs/HCFCs and SF6. During previous years reported, there was no consumption or emissions of PFCs or NF3. Direct emissions include emissions from stationary and mobile fuel combustion, refrigerants, non-energy related process emissions and emissions from onsite wastewater treatment facilities. Indirect energy related emissions include the calculated emissions resulting from consumption of purchased electricity, steam, heating and cooling.

The table below presents ICL’s greenhouse gas emissions for the years 2022, 2021 and 2018 (the baseline year). ICL has followed the Greenhouse Gas Protocol's Corporate Accounting and Reporting Standard (2004) and Scope 2 Guidance (2015), utilizing the operational control to set organizational boundaries, in addition to ISO 14064 standard methodologies. An independent assurance process was performed by an external expert, which included verification and validation in accordance with the ISO 14064-3 standard for greenhouse gas statements.

Scope 1 & 2 GHG emissions

		Year 2022 (2)	2021	Year 2018 (1)	2022 VS 2018
Scope 1	Tonnes CO2e (thousands)	2,126	2,158	2,220	(4.2%)
Scope 2 Market-based	Tonnes CO2e (thousands)	281	380	720	(61%)
Total scope 1+2 GHG emission	Tonnes CO2e (thousands)	2,407	2,538	2,940	(18.1%)

(1)	2018 is the baseline year for ICL’s decarbonization roadmap.

(2)	On a “same site basis” (excluding facilities acquired in Brazil during 2021), 2022 Scope 1 and Scope 2 (market-based) emissions were 2,107 and 281 thousand tonnes CO2e, respectively.

ICL Group Limited 101

*Greenhouse Gas Emissions - Scope 1 and 2 emissions, in thousands of CO2e tonnes.

An 18.1% reduction in emissions was achieved over the period 2018 to 2022 through multiple actions, including the commissioning of a the Sodom CHP (Combined Heat and Power) plant, energy efficiency measures and utilization of waste heat in several facilities globally, decommissioning of fossil fuel-based facilities, such as the PAMA oil shale power plant in Israel and procurement of renewable energy in Brazil, China, Europe, Israel and the US. Sodom CHP now supplies most of the electricity and steam consumed by ICL’s sites in Israel, with significantly lower carbon footprints. The electricity generated is not only far more carbon efficient than electricity supplied by the Israeli grid, but also more efficient than the previous oil-fired power plant and steam boilers it replaced, both for steam production as well as electricity.

ICL is in the process of evaluating its Scope 3 emissions in accordance with current best practices while implementing state-of-the-art data management systems in response to growing expectations of regulatory bodies, investors and customers with regard to Scope 3 emissions in future disclosures.

RD&I

ICL RD&I strategy identifies megatrends for future focus and considers the UN SDGs. Consequently, topics such as zero hunger (SDG 2), affordable and clean energy (SDG 7), responsible consumption and production (SDG 12) and climate action (SDG 13) have come into focus. ICL Open Innovation efforts focus on partnering with entrepreneurs, startups, and researchers to develop next-generation fertilizers for advanced crop nutrition in response to climate change. Areas of focus include increasing nutrient efficiency, reducing energy intensity of production and developing sustainable delivery systems. Additionally, we are investing in new applications, such as alternative proteins and energy storage solutions.

ICL continues to invest in research and development activities to meet many of the challenges posed by climate change, and, as of December 31, 2022, owns approximately 770 granted patents, some of which are a response to climate change. Examples of the R&D that ICL is currently engaged in include:

•	The development of “next generation fertilization” to promote nutrient use efficiency, biodegradable coatings, nutrient sensing, growth enhancers, nitrogen fixation and soil health.

•	Food technology developments in food texture improvement, stabilization, sodium reduction, shelf-life extension and the development of alternative, plant-based proteins, including meat substitutes.

ICL Group Limited 102

•	Sustainability focused development of energy storage solutions, including battery materials, hydrogen carriers for fuel cells, urban mining, and lithium battery recycling.

•	The development of novel materials, including flame retardants, paints & coatings additives, and biocides.

•	Circular economy initiatives, including developments of waste-to-product solutions, waste recycling and efficiency improvement.

•	ICL’s Industry 4.0 program, develops IOT concepts in manufacturing, safety and environment, machine learning, and artificial intelligence for manufacturing optimization and product development.

•
ICL’s Digital Agriculture Suite, which aims to leverage ICL’s digital platforms and data-driven solutions to create an agro-professional community, enabling the sharing of information and knowledge between growers and agro-professionals, retailers, academia, and food producers to extract the most value from agriculture. In 2022, ICL launched ICLeaf, a revolutionary diagnostics tool that will provide farmers with a personal prescription for maximizing yields. The tool measures 10 different elements in a leaf sample and then delivers accurate, real-time feedback, including a recommendation regarding nutrient use.

•	ICL Planet Startup Hub has made 4 strategic investments in the last two years, enabling access to new technologies we intend to use to develop and commercialize products and solutions.

-	Plantible and Protera for next-generation functional proteins for plant-based protein products.

-	Lavie Bio in the area of microbial fertilizers.

-	Arkeon for functional, carbon-negative ingredients for food.

•
In 2022, we developed a data-driven Impact and evidence assessment tool for all RD&I projects, to maximize ICL’s actions on tackling climate change, advancing food security and other contributions to human health and wellbeing. This decision-making tool is integrated into the product development process.

Targets

In 2020, ICL established a decarbonization roadmap to achieve net zero GHG emissions by 2050. The near-term milestone is to reduce Scope 1 and 2 GHG emissions by 30% until 2030, when compared to its 2018 emissions baseline. ICL achieved support of the global effort initiated by the Paris Agreement to reduce GHG emissions.

ICL’s Board of Directors approved to submit a declaration to the SBTi organization, where the Company will commit to set a decarbonization plan in accordance with the criteria and process of the SBTi. The initiative drives ambitious climate action in the private sector by enabling organizations to set science-based emissions reduction targets. Following the declaration, we intend to complete the processes to submit our decarbonization plan within the required time frame to the SBTi for their validation.

ICL has already implemented several measures included in its decarbonization roadmap, including:

•	Commissioning a high efficiency gas-fired combined heat and power (CHP) plant at ICL’s Sodom facility to supply ICL’s facilities in Israel, replacing older oil-fired power generation systems.

ICL Group Limited 103

•
Transitioning to the procurement of renewably generated electricity across all ICL sites, starting with the procurement of renewable electricity for ICL sites in Europe. In 2022, we expanded this initiative to include our sites in the US, as well as renewable electricity for sites in Israel and in China.

•	Decommissioning its oil shale-based power generation at Rotem (Israel), in favor of a more efficient gas-fired power plant with significantly lower GHG emissions.

•	Recovery of heat from various chemical reactions to produce zero emission power for utilization by ICL sites.

Other measures in the Decarbonization Roadmap for future implementation include:

•
Improved measurement of GHG emissions, including increasing the accessibility to site-level carbon metrics and analytics for ICL’s operational managers and management through digital dashboards for up-to-date reporting of emissions at site and product levels.

•	Eliminating or reducing process GHG emissions through changes to chemical processes and production lines.

•	Converting ICL’s remaining production facilities that utilize high-emitting fossil fuels to energy generated from natural gas, renewable sources and waste heat.

•
Increasing energy efficiency by phasing out inefficient production technologies, streamlining our production facilities, increasing the efficiency of our consumption of heat and steam, and recovering heat where possible.

•	Reducing the use of electricity for lighting and air conditioning by implementing more efficient technologies.

•
Planning to install solar photovoltaic (solar PV) electricity generation systems in all available and appropriate areas within the operational boundaries of ICL sites in Israel, Spain, Germany and other countries.

•
Considering carbon pricing in product development, acquisitions and capital investment decision-making to raise internal awareness, promote better life cycle operating decisions, and better prepare our business for future emissions trading schemes.

ICL Group Limited 104

Energy

Our energy strategy includes continuous emphasis on energy efficiency and process innovation, transition to zero and low emission sources and electrification as an enabler for this approach.

Renewable Energy

As part of our focus and efforts to increase renewable energy in our energy mix, ICL has a cross-organizational team which consists of representatives from the Global Procurement Organization (GPO), Operational Excellence unit and Sustainability unit.

In recent years, we have invested in transitioning to renewable energy (externally supplied electricity) for most of the electricity consumed at our European sites. In 2022, this approach was successfully rolled out to the US and Brazil and initiated in Israel and China. ICL’s energy mix in Brazil, Europe and the US includes more than 95% electricity from renewable energy, which significantly reduced our Scope 2 emissions. We will continue to deepen our approach as the markets for on-site renewable energy, long-term power purchase agreements and other supply mechanisms continue to mature.

In addition, we conducted several feasibility studies across Europe and Israel during 2021 to identify which of our site assets are suitable for Photo-Voltaic (PV) installations, and in 2022, we expanded our assessment also to our North American operations. Our other main sites - predominantly in Brazil and China-will be assessed in 2023. Broad implementation of PV in Israel is hindered by statutory challenges, however, there are certain projects that have been approved, and construction has commenced.

In the long-term, we are looking to implement projects that are compatible with our 2050 net zero goal. As we expect these types of projects to include major infrastructure challenges, we are initiating them now. One of the major projects that we are currently launching is a PV plant combined with advanced storage solutions and green hydrogen production at our Sodom site. Green hydrogen is defined as hydrogen produced by hydrolysis of water into hydrogen and oxygen using renewable electricity. The project is currently undergoing techno-financial analysis.

Natural Gas

Over the past decade, we made a strategic transition to replace heavy fossil fuels (fuel oil, kerosene, diesel and shale oil) to power our largest production plants in Israel with natural gas (NG) The transition is nearly complete. In 2021, Rotem Israel ceased extracting shale oil minerals and commenced the construction of a new natural gas-based steam boiler, which commenced operations in 2022, thus leading to a reduction in our emissions of GHG (and other pollutants) at Rotem Israel. The transition to NG has also significantly reduced our emission of air pollutants (such as NOx and PM) in the areas surrounding our sites.

For more information regarding our natural gas agreements, see Note 18 to our Audited Financial Statements and "Item 3 – Key Information - D. Risk Factors".

ICL Group Limited 105

The European Energy Efficiency Directive (EED)

In July 2021, the European Commission published a proposal to recast the EU Directive on Energy Efficiency, aimed at further stimulating efforts to promote energy efficiency and achieve energy savings, in the battle against climate change. This initiative forms part of the EU’s package of measures aimed at reducing net greenhouse gas emissions by at least 55% by 2030, with an ultimate objective of becoming climate neutral by 2050. Currently, the EED requires an 0.8% per year energy efficiency improvement by the end of 2023. As part of the REPowerEU plan (May 2022) to address the ongoing energy crisis, the Commission proposed a targeted EED amendment, requiring additional 13% of energy savings by 2030.

We expect that each EU Member State (MS) will develop its own response to the REPowerEU’s changes to the EED, and the Company will develop plans and strategies to comply with these requirements for all its European operations going forward, including considering the acceleration of the transition to renewable energy sources.

Air Quality

Reducing air emissions is a central goal of our environmental strategy. We are taking steps to reduce air emissions by implementing emission prevention solutions and switching to cleaner fuels. Our sites regularly monitor their emissions of pollutants to better manage our operations.

Israel

In Israel, air emissions from major industrial operations are regulated by the Clean Air Law (hereinafter - the Law) which aims to improve air quality, prevent and reduce air pollution by implementing both prohibitions and obligations, and protect the health and quality of life of human beings and the environment. The Law addresses emission sources (including all our production plants in Israel) and is intended to serve as a platform for implementing the regulatory principles currently in place in the European Union (EU), specifically the principles of the IED (The Industrial Emissions Directive) adopted by the EU.

Our plants in Israel that fall under the definition of Emission Source Subject to Licensing Requirements have received air emission permits. In the event of deviations from the emission permits’ conditions, we could be subject to administrative enforcement measures, as well as to criminal liability. Certain restrictions on our operations and significant capital investments may therefore be imposed on our Company. In order to comply with the emissions permits granted under the Law, we have made significant investments, and will continue to do so as necessary. As a result, some of ICL’s air emissions have decreased considerably.

•
DSW and DSM will implement major dust reduction projects over the next few years, some of which have already been initiated. Our other production sites in Israel will also increase their efforts to reduce particle emissions.

•
In 2021, the Company's emission permit at Rotem Israel was renewed until September 2023. The permit reflects an updated outline of requirements by the Israeli Ministry of Environmental Protection (MoEP). Postponement in the execution of a limited number of projects was granted within the framework of an administrative order under Section 45 of the Law. For further information, see Note 18 to our Audited Financial Statements.

ICL Group Limited 106

•	Rotem Israel is striving to implement the requirements of the permit through a multi-year plan that includes several significant emissions reduction projects.

The Company is experiencing difficulties meeting the execution schedules of a limited number of projects, and, accordingly, continues to work with the MoEP to find satisfactory solutions, while considering the uncertainty surrounding Rotem Israel's activity as far as the implementation of long-term projects is concerned. For further information, see Note 18 to our Audited Financial Statements.

Europe

In Europe, emissions are regulated under the EU IED – Industrial Emission Directive, as well as regional and local regulations. Preventive measures and Best Available Technology (BAT) are applied. These regulations are translated to national legislation. Emission limit values for relevant substances are included as part of the authority's approval. Rules guarantee protection of air, soil and water. In addition, relevant emissions control is carried out by authority inspection through independent technical supervisory associations and by self-inspection. Relevant plants in the EU are subject to the European SEVESO directive, which requires regular safety inspections and reports.

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

•
SBCL – In January 2022, according to the guidance of local authorities, following a bromine leakage on site, production was temporarily halted, and corrective actions were taken. In March 2022, SBCL resumed production following approval by the authorities.

ICL Group Limited 107

Water

We regard potable water as a high value natural resource and water conservation is an inherent part of our business culture. We expect potable water to become scarcer in the future across the globe. As water scarcity becomes a pressing global issue due to climate change and other factors, we expect greater and stricter regulation of water consumption and wastewater quality. We also anticipate that we will need to invest in additional resources to enhance our water efficiency and wastewater quality at some of our plants.

Nevertheless, most of our major production sites are located in Israel, which due to large investments, achieved water supply security. The country, though located in a water stressed region, manages its water resources efficiently. Due to institutional and regulatory reforms and significant development of non-conventional water sources, such as treated wastewater and desalination, water production capacity in Israel exceeds demand. Accordingly, over the last two decades, desalination plants and Reverse Osmosis (RO) plants have become major contributors to the country’s potable water resources, thereby reducing potable water scarcity and water stress risks in the country. Industrial facilities, such as our facilities in Sodom, are allowed to use non-potable water where possible.

Our production facilities already undertake various water conservation projects, including usage of brackish water and recycling treated wastewater. We track the consumption of water at our facilities worldwide and promote the implementation of water efficiency projects.

On the Board level oversight, our CSC Committee is responsible, among other things, for ICL’s water management.

On the executive management level oversight, the Potash Division’s President, is responsible, among other things, for ICL’s overall water management.

For further information about water related issues in Israel, see Note 18 to our Audited Financial Statements.

Wastewater, By-products, Waste & Hazardous Waste

We track and manage our waste streams and take various steps to reduce waste. We identify and seek to maximize potential reuse and recycling of relevant waste streams and are proactive in searching for circular economy opportunities. For further information, see the “Circular Economy” section above. During production processes at our facilities, industrial liquids and solid wastes are produced. Storage, transportation, reuse and disposal of waste are generally regulated by governmental authorities in the countries in which we operate. Wastewater quality and quantities must comply with local regulations and with permits at relevant sites. We strive to implement zero discharge policies where applicable. Various production sites have adapted their treatment systems to the standards applicable to them. We track and manage our waste streams and take various steps to reduce waste or identify and maximize potential reuse and recycling of relevant waste. Most of the waste is either directly treated by us or treated by external certified vendors.

Although we strive to reduce the likelihood of wastewater leakages and unexpected hazardous materials or solid waste releases, we may not always succeed in preventing such incidents from occurring due to various factors that are outside of our control. In the event of difficulties in the reuse or disposal of waste generated in our facilities, interruptions or production stoppage may occur and significant costs may be incurred. If we cannot properly mitigate and reduce the exposure, our operations may be adversely and materially affected.

For further information, see “Item 3 - Key Information— D. Risk Factors“.

ICL Group Limited 108

Israel

Liquid and solid waste, as well as other emissions, are regulated by multiple regulations. Our plants in Israel implement waste monitoring and management measures. Each plant is required to inform the authorities on their amount of waste and their treatment method for every waste stream under Israel’s PRTR (Pollutant Release and Transfer Register) regulation. Wastewater regulations, including effluent limits, are regulated by the MoEP, and also partly by local authorities.

Pursuant to the conditions set by the MoEP in their Toxins Permits, our plants in Israel have conducted historical land contamination surveys which were submitted to the MoEP.

•
ICL Dead Sea (DSW) - Salt by-product is transferred to a large open-air depot in proximity to DSW’s site. The open-air depot's dimensions (height and area) are limited by statutory requirements. DSW is examining alternatives for salt storage/treatment.

•
Rotem Israel – The site is implementing a master plan for wastewater treatment, with the principal goal of reducing effluent quantities. This will be accomplished by converting some effluents into products, wastewater recycling, reducing water consumption, treatment/neutralization of wastewater and restoration of wastewater ponds. The plan currently includes additional wastewater streams created by air emission purification processes, as required by the Israeli Clean Air Law.

As part of the treatment of liquid and solid waste, the site stores gypsum waste in ponds and piles. In 2021, a new Urban Building Plan was approved, the main objectives of which are to regulate areas for phosphogypsum storage reservoirs. Regarding the gypsum waste ponds, the new plan allows the use of Pond 5, which has been operating since 2018, until the end of its operational life, expected in 2024. The Company is working to obtain the necessary approvals for the reuse of Pond 4 to replace Pond 5 upon the end of its operational life, in parallel with pursuing regulatory approvals to build Pond 6, as indicated in the approved new plan. In addition, the Company completed the initial planning stage for construction and landscape restoration of gypsum Ponds 1 to 3 that were used by Rotem Israel in the past. Regarding the gypsum waste piles, according to the regulatory requirements, future expansion of the storage piles will need to be positioned on new protective infrastructure. Another requirement will be the establishment of restoration methodologies for these large storage piles. Rotem Israel is experiencing difficulties meeting some of the requirements’ deadlines and is working with the relevant parties to mitigate the gaps. Furthermore, Rotem Israel is striving to find alternative uses for the gypsum with external industry partners. For further information, see Note 18 to our Audited Financial Statements.

•
Neot Hovav - Pursuant to the requirements of the MoEP, our Neot Hovav site will be required to treat remnant hazardous waste in the coming years. This waste is stored in a designated defined area on the site's premises in coordination with the MoEP. Some of the currently produced waste is also stored in this area. Treatment of this waste is partly conducted through a combustion facility (Bromine Recovery Unit), which recovers hydro-bromine acid. Additional waste quantities are sent to external designated treatment facilities. Our investment plan for waste treatment includes the establishment of a plasma treatment system. Once the area is cleared, the Company will be required to conduct soil surveys. For further information, see Note 17 to our Audited Financial Statements.

•
ICL Periclase - The site is working to reduce remnant Magnesia waste stored in a designated waste area, and to reuse it for the benefit of a circular economy. ICL Periclase is implementing a project that uses magnesia powder, a non-hazardous material, to fill sinkholes in the Dead Sea region. The project is expected to be completed by the end of 2023.

ICL Group Limited 109

•
ICL Haifa (F&C) – Treated wastewater of the site's facilities flows into the Kishon River, according to a permit issued by the MoEP. To comply with the standards of treating wastewater, the site, in coordination with the MoEP, has completed a project to channel the treated wastewater underground.

Following laboratory tests that were performed at the site, the MoEP raised a concern regarding local underground water pollution. Therefore, ICL Haifa installed above ground containers for collecting runoff water. The water is then treated at the site’s WWTP.

The production process of phosphoric acid produced in the 1990’s at a site which has since been shut down has created a by-product in the form of a gypsum pile which is stored at the site. The Company is working in coordination with the MoEP, and taking the necessary actions, according to regulatory requirements, including the Toxins Permit issued to the site.

Europe

Liquid and solid waste and emissions are regulated under the European IED – Industrial Emission Directive. The Company implements waste monitoring and other management measures. We are obligated to inform the authorities of the results. Wastewater regulations, including effluent limits, are regulated by states and partly by communities. We are subject to provisions regarding the avoidance of pollution and conditions for assessing compliance with emission limit values.

Wastewater is partly pre-treated and sent to municipalities and third parties for final treatment, before discharge, or at levels that can be discharged to surface waters without treatment. Production processes, in general, do not generate significant volumes of direct solid waste. If solid waste must be disposed, we strive for treatment in accordance with relevant European requirements.

•
ICL Iberia - A multi-year program is underway to restore large salt piles, while paying close attention to the issue of wastewater drainage and sludge treatment. In April 2021, the Company signed an agreement with the ACA, Catalan Water Agency, for the construction and operation of a new collector infrastructure. The new collector is required for the removal of brine water that will be used for restoration, as well as for production. For further information see Notes 17 and 18 to our Audited Financial Statements.

•
ICL Boulby - All wastewater leaving our site in the UK is permitted according to the UK’s Environment Agency. The site's wastewater consists of extracted sea water, mine brines, gathered surface rainwater and water treated at the onsite sewage plant. Multiple parameter limits are imposed on the site by the wastewater permit and wastewater amounts have since been reduced considerably.

Americas

Liquid and solid wastes at our Americas sites are managed in accordance with country and state-specific regulatory requirements. In the US, solid and hazardous wastes are regulated by the Environmental Protection Agency’s (EPA) Resource Conservation and Recovery Act. In Brazil, waste is managed under the site’s operation license issued by the relevant state environmental agency.

ICL follows a qualification process for waste vendors who assist us in ensuring that waste is properly profiled, treatment standards are followed, and disposal processes meet regulatory requirements. Wastewater is managed by site industrial discharge permits that of federal, state or local agencies. Wastewater treatment is mainly focused on chemical treatment through systems that are maintained on a regular basis.

•
ICL US Gallipolis Ferry - Effective January 2023, the site entered a Consent Order with the West Virginia Division of Environmental Protection regarding water discharge. Pursuant to the Order, ICL submitted a proposed plan and milestone schedule for completion of an additional project by the end of 2023 that has been designed to assure compliance with WV/NPDES Water Pollution Control Permit No. WV0002496 (the “Permit”).

ICL Group Limited 110

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

•	YPH: All wastewater at YPH, after physical or chemical treatment, is reused in the production system with zero discharge.

Ecological Impact

We manage our mineral extraction sites according to local regulations and depend on concessions that are granted to us. Our broad and varied operations cover the entire lifecycle of our products, from the initial production of raw materials through manufacture of the final product. This is becoming more challenging as the population grows in proximity to our sites. To try to minimize any unexpected disturbances by our facilities of their surrounding communities, we have increased our efforts to take precautions and safety measures in our activities, especially those which involve hazardous materials.

We aim to minimize the ecological impact of both our mining and production activities, beginning at the initial stage of planning through the implementation of recommendations and finally by monitoring and minimizing their impact. We continuously implement relevant operational methodologies and necessary technologies aimed to preventing unexpected ecological impact. In the event of an ecological impact, we strive to mitigate and remediate the impact, in accordance with best practices and regulatory requirements, including coordination with the relevant local authorities. For further information, see “Item 3 - Key Information— D. Risk Factors ".

It should be noted that our Sodom production facility is in the Jordan Rift Valley, or Syro-African Depression, a seismically active area. For further information, see “Item 3 - Key Information— D. Risk Factors ".

•
ICL DSW – Due to the negative water balance, the water level in the northern basin of the Dead Sea is decreasing. The receding water levels over the years has required ICL to reposition its pumping station northwards in order to enable continued operations in the Dead Sea region, which also enables the existence of tourism infrastructure. The P-9 pumping station and feeder canal crossing the Tze’elim stream were constructed in order to maintain operational continuity. The Tze’elim stream alluvial fan is one of the largest and most developed of all the surviving fans in the area, and therefore it is important to preserve it and to protect the biodiversity existing in this habitat. ICL reached an agreement with environmental authorities and organizations according to which seven culverts were constructed above the excavated canal to allow flood waters to flow through the original flow channel without damaging the feeder canal, while maintaining the braided channel fan pattern. The culverts serve as an ecological corridor by providing passageways for animals. ICL periodically reviews field data and makes adjustments in accordance with the findings. In June 2022, an unexpected flow of brine was discovered above the ground at the outskirts of the alluvial fan area which, according to initial tests by the Company, appears to have resulted from a combination of seepage from the feeder canal of ICL Dead Sea’s pumping station P-9 (hereinafter P-9) and unique ground conditions, which according to the Company's estimation does not exceed the approved design specifications of P-9. The Company is continuously acting to rectify any resultant environmental impact to the extent required, including, at the request of the Israeli Nature and Parks Authority, implementing a project that involves the installation of sealing sheets over an approximately 2km long section of the 15km feeder canal in the area of the fan (hereinafter - the Project) which is expected to be completed in the upcoming months. The intermediary actions that have been carried out by the Company to prevent an increased flow of salinity to the surface have been found to be effective and provide stability until the project is completed. For further information, see “Item 4 – Information on the company — D. Property, Plant and Equipment — Mineral Extraction and Mining Operations- Dead Sea”.

ICL Group Limited 111

•
ICL Iberia - ICL Iberia’s past activities have resulted in the salinization of some water wells in the Suria and Sallent sites. This resulted in compensation claims from owners of land surrounding the sites.

•
Rotem Israel - In 2017, Rotem experienced an environmental incident in which acidic phosphogypsum liquid was released into the surrounding environment, including a nature reserve and the nearby Ashalim Creek (Nahal Ashalim), as a result of a breach in its Number 3 detainment pond. Following the incident, the Israel Nature and Parks Authority (INPA) closed the nature reserve to the public and several certifications of claims as class actions were later filed against the Company. We took extensive actions to restore the creek to its prior state, in full cooperation with the relevant authorities and in June 2020, the Ashalim Creek was reopened for hikers following the satisfactory results of a risk assessment completed in late 2019. To the best of our knowledge, a criminal investigation of the event is still pending.

In December 2022, following a mediation process between Rotem Israel and the INPA, as well as all other applicants, a settlement agreement was signed between the parties. For further information, see Note 18 to our Audited Financial Statements.

Rotem Israel is in a process of remediating its gypsum ponds according to an approved engineering remediation plan, which was based on the ‘Florida Standard’. After reaching an agreement with the authorities regarding the landscape restoration, the Company is in the process of issuing a building permit.

In 2020, an application for a class action was filed against the Company according to which, discharge, leakage, and seepage of wastewater from Rotem’s Zin site allegedly resulted in various environmental hazards and damage to the Zin stream. In November 2022, the parties signed a procedural arrangement to resort to a mediation process, in an attempt to settle the dispute outside of court. For further information, see Note 18 to our Audited Financial Statements.

Part of the environmental challenges Rotem Israel faces, and handles include environmental class actions against the Company that also pertain to environmental damages originating in the period that the Company was owned by the Israeli government, prior to its privatization.

•
ICL R&D Beer Sheva - A soil survey was conducted, the initial results of which point to small amounts of contamination. ICL will act in accordance with the survey's findings and related MoEP guidelines.

ICL Group Limited 112

•
lCL Periclase - In 2021, brine, a non-hazardous substance, leaked from a ruptured pipeline in a nature reserve. No significant damage was recorded, and we have concluded the remediation of the area in coordination with Israel’s Nature and Parks Authority. In the first half of 2023, 3 kilometers of pipelines will be replaced. We are looking at advanced technology to test pipeline integrity in order to prevent future occurrences.

•
ICL’s new acquisitions in Brazil - Soil surveys were conducted at the sites and initial results show some immaterial historical soil and groundwater contamination. ICL will act in accordance with the surveys’ final findings and related regulatory guidelines.

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

Examples regarding our management of biodiversity at some of our mining sites includes the following:

•
ICL DSW - Sodom Saltmarsh Lake. The Ashalim reservoir, located south of ICL’s Dead Sea site is a wet habitat, situated within a typical arid habitat. It is abundant with rich biological diversity. ICL Dead Sea, whose excavations in the region created this wet habitat, takes extra measures to preserve it and invests in making this unique habitat accessible to the public. In the past, the Sodom salt flats area was a resting stop and habitat for migratory birds. Today, due to changes in the land’s use to agriculture, residential and industrial purposes, almost no salt flats remain. These flats have unique characteristics with high salinity in the soil and unique species that have adapted to these extreme conditions. The salt flats in Israel are a rare habitat and have been shrinking over time. The Sodom Saltmarsh Lake, initially created as a result of ICL Dead Sea’s excavation activities, has become a salt flat substitute. The lake was created from a rise in groundwater in the excavated area. Over the past few years, the lake has had relatively good water quality year-round. We have started monitoring the lake using sensors to continuously measure its water quality. Vegetation was planted in a stable water environment. The lake is now used as a resting spot for migrating birds and as a nesting site for a wide range of species.

•
Rotem Israel - Since 2016, Rotem Israel has been participating in academic cooperative research with Ben Gurion University of the Negev which examines the ecological and biodiversity effectiveness of mine reclamation. The parameters being researched include soil chemistry, soil microbiology, vegetation growth potential, abundance, arthropod animals and remote sensing land analysis. This year, following the initial research results, as part of the rehabilitation process, we are creating micro-topography to diversify the landscape. We also collected seeds from the field to create a seed bank in order, to contribute to the rehabilitation and recovery of vegetation in reclaimed areas.

ICL Group Limited 113

•
ICL Boulby - Adjacent to ICL Boulby’s mining facilities, and within its operational area, are non-developed turfs where important habitats and species flourish. Most notable are the woodlands at Mines Wood and Ridge Lane Wood, near Dalehouse. These are some of the most wildlife-rich woodlands in the Northeast England / Yorkshire areas. The woodlands are home to invertebrates, birds and mammals. For over a decade ICL Boulby has worked with the Industry Nature Conservation Association (INCA) to monitor and manage the wildlife that exists in proximity to the mine. Key to this process is a Site Biodiversity Action Plan (Site BAP), operated by ICL Boulby within its operational area. The Site BAP is designed to conserve key habitats and species which live at the site and is assisted by INCA annually. For further information, see “Item 4 – Information on the Company — D. Property, Plant and Equipment — Mineral Extraction and Mining Operations”.

Hazardous Substances

Some of the substances used at our facilities across the world (such as raw materials, etc.) are hazardous substances, as well as some materials found in our finished products. These substances require government approvals and registration which are secured and maintained. Relevant safety measures and procedures for storage, use and handling are also implemented and maintained. In addition, measures are taken to reduce the likelihood of releases of hazardous materials by way of supplier, transporter and vendor qualification, as well as by training employees, contractors and vendors on the proper handling of these materials. Measures are also taken to reduce the likelihood and the potential severity of incidents in the event of exposure to hazardous materials. This includes risk assessment, training, personal protective equipment (PPEs) and other relevant mitigation measures for employees and contractors. We prepare for hazardous material incidents by means of training emergency teams and acquiring appropriate equipment for dealing with these types of events.

In Israel, we produce, store, transport and use materials that are defined as hazardous materials according to the Israeli Hazardous Substances Law, 1993. Handling such substances requires a special permit for hazardous material from the MoEP ("Toxins Permit") that is renewed annually. All our Israeli sites have a Toxins Permit, and they operate according to the special conditions defined in these permits. In Europe, all requirements based on the GHS (Globally Harmonized System of Classification, Labeling and Packaging of Chemicals) are acquired and maintained.

Limitation Regulation and Registration of our Products

As a global specialty minerals company, we are subject to multiple rules and regulations in terms of product safety. We ensure that the substances we produce, and sell, are handled in accordance with all such rules and regulations throughout their life cycle. These rules and regulations, among other things, impose limitations on the use of specific substances and products, require us to register and label some of our products. We continuously monitor these rules and regulations and take the necessary operational measures to ensure that we remain in material compliance with them. For further information, see “Item 3 - Key Information— D. Risk Factors".

New European Fertilizer Product Regulation

One of the future regulatory changes that has an impact on our products is the new European Fertilizing Product Regulation (FPR, formerly known as NFR), which was published in 2019, and entered in to force on July 2022. FPR covers a broad scope of materials, including all types of fertilizers, liming materials, biostimulants, growing media, soil improvers, inhibitors and other blends of these materials. The new regulation requires fertilizer producers to monitor new contaminating elements in fertilizer products. In addition, pursuant to FPR, fertilizer producers will have to demonstrate the ability to track their products to ensure their quality in the production and supply chain. The labelling of fertilizer products will need to change, and conformity assessment methodologies will need to be updated. Moreover, new tolerance levels for fertilizer contaminants are included in the FPR. One focus area is the level of cadmium in fertilizers containing phosphate. In addition, FPR includes very challenging biodegradation requirements for polymer coatings on controlled release fertilizers. These requirements need to be established by ICL until July 2026, for continued sale of controlled release fertilizers. We are actively undertaking steps to adjust to these new regulations for all relevant products. ICL is already offering a controlled release fertilizer (CRF) coating for urea, which biodegrades more rapidly, and was specifically designed to meet future European fertilizer standards.

ICL Group Limited 114

New Chinese Polysulphate standard

A new industry standard for Polysulphate (as a fertilizer) was recently published in China. We are examining how this new standard may affect the supply of Polysulphate to the Chinese market and the options to meet its requirements.

Chemicals Regulation and Registration

Europe and UK

The EU has established one of the most comprehensive chemical regulatory frameworks in the world known as REACH, a regulation setting up a framework for registration, evaluation, authorization and restriction of chemicals in the EU. Chemicals imported or manufactured in the UK are regulated by a new chemical regulation, UK REACH.

All ICL segments have implemented REACH and are registering their chemicals as required by law. We have registered all chemicals relevant to our businesses in the EU (production and import) as of the date of this Annual Report.

A number of ICL substances are under REACH evaluation. Some substances have been designated as a ‘Substance of Very High Concern’ (SVHC), which may lead to certain regulatory restrictions.

ICL is preparing for this outcome by introducing new, alternative products for those market segments where they are required. In addition, ICL and its industry partners are actively involved in the regulatory process to ensure that decisions are made on valid grounds and to determine where safe use can be proven to safeguard the market where no risk to people or the environment is expected. For further information, see “Item 3 - Key Information— D. Risk Factors".

•
Additional specific products of the Industrial Products segment are in the process of evaluation under REACH. For some products, there are draft or final decisions by ECHA to perform additional studies, a process that will take a few years until evaluations are completed. Other products are in the process of evaluation under the Biocides Products Regulation (BPR).

•
The European Ecodesign E-Display regulation, published by the European Commission in December 2019, bans the use of halogenated flame retardants in electronic display enclosures. The regulation has been in force since March 2021. ICL is closely monitoring future developments and is proactively engaged in innovative chemical design, informative chemical selection tools and end of life solutions to respond to these challenges.

ICL Group Limited 115

EU Chemicals Strategy for Sustainability

In addition to REACH and the various chemical-specific limitations described above, the European Commission has introduced a new Chemicals Strategy for Sustainability (CSS).

CSS was launched in October 2020 to provide a new long-term strategy for chemicals related policy, in line with the aims of the EU Green Deal. The CSS strives for a toxic-free environment, in which chemicals are manufactured and used in a way that maximizes their societal contribution, but avoid causing harm to the environment or the population, now and in the future. The strategy contains around 80 action points, which may have a significant impact on existing or future legislative frameworks such as CLP (Classification, Labelling and Packaging Regulation) and REACH.

We are carefully monitoring developments related to CSS, in order to be prepared for upcoming regulatory requirements which may affect some of our products.

The US

The Toxic Substances Control Act of 1976 (TSCA), which was reformed in 2016, addresses the production, importation, use, and disposal of specific chemicals in the US. The TSCA is administered by the US Environmental Protection Agency (EPA), which regulates the introduction of new and existing chemicals. Under TSCA, certain substances are prioritized by the EPA for its risk assessment. The EPA publishes projected timelines for prioritized substances and the respective risk evaluation process. Some ICL products, such as TBBA, are under the TSCA evaluation. We are engaged in collaborative industry consortiums that are responding to EPA reviews, which might entail regulatory decisions on restrictions.

The Washington State Department of Ecology has proposed regulations that will restrict the use of all halogenated flame retardants in consumer electronic casings. Through NAFRA we are monitoring and responding to US state and regulatory processes that may impact the use of our flame retardant chemicals. As such we engage with many OEMs and trade associations to reinforce our value proposition and to create a collective response.

Our efforts have produced notable exemptions for automotive, aerospace, outdoor goods, appliances, and spare parts. The proposed regulation has been elevated at the WTO, and Korea, China and Japan plan to oppose such regulation.

Canada

Under our NAFRA banner we have rallied many important OEMs, trade ministries and the public to oppose ECCC's proposed market restrictions on DecaEthane. The marketplace has voiced strong opposition to the proposed rule even though it contains lengthy compliance timelines for the automotive, aerospace, and consumer goods industries.  The proposed regulation has received notable market pushback and will be contested at the WTO by Japan, Korea, the US and other countries. The Canadian government has taken note and has delayed any final decisions till 2024.

Asia

In addition to REACH requirements in the EU, other countries, including South Korea, Turkey and EAEU (Eurasian Economic Union), have adopted, or are in the process of adopting, restrictive regulations like REACH, which may affect our ability to manufacture and sell certain products in these countries in the future.

ICL Group Limited 116

In January 2019, amendments to South Korea's version of REACH (known as K-REACH) came into force. We completed, on time, the notification process under K-REACH, which is a prerequisite for the full registration (pre-registration phase), allowing us to continue selling in South Korea during the transition period, prior to the registration. ICL is working in accordance with the plan established for the registration of its products, which is in line with the deadlines defined by the regulation.

In June 2017, Turkey published its version of REACH, called the KKDIK Regulation. According to the KKDIK Regulation, chemicals, in excess of one ton per year, that are imported and/or manufactured in Turkey, needed to be reported by December 31, 2020, followed by subsequent full registrations by December 31, 2023. The Company’s Turkish representative notified the Turkish authorities regarding its relevant substances in a timely manner.

Eurasia REACH requires companies that manufacture or import substances and mixtures into EAEU (Eurasian Economic Union) countries (Russia, Armenia, Belarus, Kazakhstan and Kyrgyzstan), in any amounts, to register these substances and mixtures. Although the requirement to notify of any such substances is on a voluntary basis, it is important for us to participate in this process, in order to ensure that our relevant substances will be listed in the EAEU repository. We are participating in the inventory build-up process and have submitted relevant substances for inclusion by the Russian authorities.

Israel

Following Israel's acceptance to the OECD in 2010, Israel's MoEP published a draft law to establish a national repository of industrial chemicals and established processes for risk assessment and management of chemicals in Israel. The MoEP proposed that the law will enter into force on March 1, 2023, but it will give manufacturers and importers until September 1, 2024, to register chemicals. ICL is actively involved, via the Israel Manufacturers Association, in providing inputs regarding the proposed law. Once this new regulation enters into force, it is expected that it will have an impact on ICL, importers and manufacturers in Israel, including additional costs and complex administrative processes.

Industry associations

ICL is an actively involved member of a number of industry associations in order to safeguard our products. The most important associations include the International Bromine Council (BSEF) which promotes the benefits of bromine and bromine technologies for society and economy, the North American Flame Retardant Association (NAFRA), which promotes the benefits of flame retardants in the Americas and Canada, and the Phosphorus, Inorganic and Nitrogen Flame Retardants Association (PINFA), which works in partnership with stakeholders (NGOs, environmental entities, consumer associations, scientists, regulators, fire safety experts, user industries, etc.) to ensure the safe use of flame retardant products.

ICL is also a member of the European Chemical Industry Council (CEFIC) and the American Chemistry Council (ACC), where we are members of various task forces to ensure that we are in compliance with Responsible Care and Sustainability programs.

ICL Group Limited 117

Food Grade Products Regulations

ICL food additives are strictly regulated by a wide range of legislation and global standards, established by national agencies such as the European Commission, the US Food and Drug Administration (FDA) and the National Health Commission State & Administration of Market Supervision in China. Specific legal requirements are established through numerous regulations, such as Regulation (EC) No 1333/2008 on Food Additives and Regulation 231/2012 on Specifications on Food Additives in the EU, and the Food Chemical Codex in the US. In China, regulation of food grade acid is GB 1886.304-2020. JECFA monographs for CODEX Alimentarius. Novel food regulation 2015/2283 in the EU relates to alternative proteins and more.

Regulatory developments in the food sector are dynamic and frequently reviewed and/or assessed by regulators and periodically updated in order to assure a high level of protection of human life and health. These developments are being closely monitored by ICL and we introduce appropriate adjustments to our product portfolio as needed, in accordance with the revised requirements.

At ICL, all food grade products are produced in certified plants for food production – ISO2200 and/or FSSC22000 and/or HACCP in addition to quality standard ISO 9001. Therefore, all food plants implement quality and food safety systems that are monitored by internal and external audits. Furthermore, a risk management is performed annually to identify risks and means to mitigate those risks. In any case of deviation, the relevant authorities are involved and the Company takes the necessary steps to resolve the issue according to Company Standard Operation Procedures (SOPs). For further information, see “Item 3 - Key Information— D. Risk Factors".

ICL Group Limited 118

Business Licenses and other permits

In the ordinary course of our Company’s business activities, we hold business licenses, permits and governmental approvals that are related to environmental, health and safety, and that are issued by various regulatory agencies to operate our facilities. We may be required to obtain or renew such licenses, permits, and governmental approvals in the future in order to continue our current or future operations throughout the world. ICL strives to comply with the terms and conditions set forth in its business licenses and permits, as applicable, and in the event of any non-compliance, ICL acts to amend in full coordination with the relevant agencies.

In 2020, our ICL Terneuzen (IPT) site applied to renew its environmental permit. The application was addressed by the relevant local authorities, and several environmental requirements, including air emissions and wastewater treatment, which will require investments over the next several years, were imposed on IPT. Our current permit is valid until the new permit is obtained. Local environmental authorities have updated the SVHC list, and for the materials listed adaptations will be required. IPT continues to work together with the Dutch environmental authorities to close any relevant gaps, as identified in a gap analysis conducted in 2021. For further information, see “Item 3 - Key Information— D. Risk Factors.”

Cybersecurity

Our Global IT team handles the operational cybersecurity policies and measures regarding the Group’s global infrastructures, in collaboration with the plants' engineering and control units. The CISO team under Global IT, consists of a number of highly knowledgeable and experienced officials.

ICL’s cyber security strategy resides on three fundamental pillars: (a) plants and operational security, (b) critical assets & data protection, and (c) fraud prevention. For each pillar, there is a program that seeks to reduce the risks identified. All these programs are periodically reviewed by internal governance structures to assess their effective impact on the Group’s risks. For the purpose of critical plants protection, we continuously cooperate with the National Cyber Directorate and the National CERT, the Ministry of Energy and the Ministry of Environmental Protection in Israel.

As cyberattacks evolve and become more sophisticated, the Group has had to strengthen its prevention and monitorization efforts. As part of such efforts, ICL routinely reviews, reinforces and tests its security processes and procedures through simulation exercises in the areas of physical security and cyber security. The outcome of such exercises is an important part of a feedback process designed to improve the Group’s cybersecurity strategies. In recent years, there were no significant cybersecurity incidents in the Company.

As part of our ongoing efforts to strengthen our cyber defenses, we conducted a comprehensive Cyber Maturity survey in 2019 in cooperation with a leading international consulting firm, which was revalidated in 2020, and again in 2022, alongside intrusion drills and instructional videos (CBT) designed to raise employee awareness. In addition, the Company retained the services of an SOC cyber center operating 24 hours a day, as well as cyber intelligence services. We also conducted a risk assessment of our sensitive IT systems in cooperation with several leading Israeli and international companies in the field of cyber defense. The Group also tests its continuity plans in order to improve disaster recovery in instances where an incident or vulnerability threatens the continuity of one or several critical processes, services or platforms. The Internal Auditor also preforms several audits in the field of cybersecurity each year.

ICL Group Limited 119

Other lines of action also include the adequate training of ICL's management members in the area of cybersecurity and incident management. Periodically ICL carries out simulation exercises in order to raise the level of awareness and preparedness of certain key personnel. We maintain cybersecurity and fraud insurance policies. These insurance policies are subject to certain loss limits, deductions and exclusions and we can provide no assurance that all losses related to a cybersecurity or fraud incident will be covered under our policies.

The Company invests many resources and efforts over the years in order to improve the reliability of the cybersecurity system and to prevent cybersecurity incidents, however, 100% protection in the field of cybersecurity cannot be guaranteed.

For further information, see “Item 3 - Key Information— D. Risk Factors— Significant disruptions in our, or our service providers’, information technology systems or breaches of our, or our service providers’, information security systems could adversely affect our business”.

Water Wells Production Permits

Water supply to DSW is accomplished via approximately 40 drillings, most of which are located within the concession area. The seven "Ein-Ofarim" drills are located outside the concession area, and DSW is therefore required to sign, from time to time, lease contracts for limited periods with the Israel Land Authority (ILA).

The contracts renewal process is lengthy, and DSW has been working for several years to renew them. As of today, all seven contacts have been renewed until 2026.

In addition, the drillings require a drilling license issued by the Water Authority. At the beginning of every year, the Water Authority issues the Company with a water production license that defines the production capacity of each drilling.

ICL Iberia - ICL Iberia's past activities have resulted in the salinization of some water wells in the Suria and Sallent sites. A remediation plan has been presented to the authorities and actions have begun to be implemented with satisfactory results. For further information, see note 17 to our Audited Financial Statements.

In 2017, the Israeli Water Law was amended, according to which saline water of the kind produced for Dead Sea plants by the Company's own water drilling is charged with water fees. In light of the Company’s objection to the charges relating to water drilling within the concession area, in October 2021, the Water Authority informed the Company that water fees will not be charged for water production within the concession area. This decision was based on the opinion of the Ministry of Justice, according to which the royalties arrangement established in the Dead Sea Concession Law, 5771-1961, is the sole arrangement for collecting payment for the right to extract water in the concession area, and, therefore, it is not legally possible to impose additional charges for water fees in addition to the royalties (hereinafter – the Opinion). In September 2022, the Company was presented with two petitions filed in Israel’s Supreme Court, one by Adam Teva V’Din, and the second by Lobby 99 Ltd., against the Water Authority, Israel’s Attorney General, the Ministry of Justice, Mekorot Water Company Ltd. and the Company. For further information, see Note 18 to the Audited Financial Statements.

ICL Group Limited 120

C. ORGANIZATIONAL STRUCTURE

A list of our main subsidiaries, including name and country of incorporation or residence is provided in an exhibit to our Form 20-F filed with the US Securities Exchange Commission, which can be found at www.sec.gov.

Legal Holding

ICL
ICL Finance B.V (Netherlands)
Rotem Amfert Negev Ltd.
Twincap Försäkrings A.B (Sweden)
ICL Finance Inc. (USA)
Dead Sea Works Ltd.
Dead Sea Bromine Company Ltd.
Mifalei Tovala Ltd.
ICL Israel Ltd.
Ashli Chemicals B.V (Israel)
Bromine Compounds Ltd.
Dead Sea Magnesium Ltd.
YPH (China) (50%)
ICL Investment (China)
Cleveland Potash Ltd. (UK)
TAMI
Fertilizers & Chemicals Ltd.
ICL Europe Cooperatief U.A (Netherlands)
ICL Japan Ltd.
Allana Corp (Canada)
ICL-IP Terneuzen (Netherlands)
Everris International B.V (Netherlands)
Amsterdam Fertilizers B.V (Netherlands)
Sinobrom Compounds (China)
L.Y.G (China)
ICL Holding Beschraenkt Haftende O.H.G (Germany)
ICL Puriphos B.V (Netherlands)
ICL Europe B.V (Netherlands)
Scora S.A.S (France)
ICL América do Sul S.A Ltda. (Brazil)
ICL Specialty Products North America Inc. (USA)
ICL Iberia Ltd. (Spain)
Prolactal GmbH (Austria)
ICL Fertilizers Deutschland GMBA
ICL Asia Ltd. (Hong-Kong)
ICL Swiss (Switzerlands)
Agro Fertilaqua Participacoes S.A (Brazil)
ICL Aditivos E Ingredientes Ltda. (Brazil)
Iberpotash (Spain)
Fuentes (Spain)
BKGiulini GmbH (Germany)
Growers Tech Inc. (USA)
ICL Group Americas Inc. (USA)
Everris NA, Inc. (USA)
ICL-IP America Inc. (USA)
Growers Holdings Inc. (USA)
ICLSpecialty Products (USA)
ICL Americas LLC (USA)
Potash
Phosphate Solutions
Industrial Products
Growing Solutions
Finance and Services
Others

ICL Group Limited 121

D. PROPERTY, PLANT AND EQUIPMENT

The Company operates production facilities in its worldwide locations, including the following:

•
Israel: under the Israeli Dead Sea Concession Law, 1961, as amended in 1986 (the “Concession Law”), we have lease rights until March 31, 2030, for salt and carnallite ponds, pumping facilities and productions plants at Sodom. We have other production facilities in Israel, situated on land with a long term lease, including the Oron and Zin plants at Mishor Rotem of the Phosphate Solutions segment (the lease agreement for Oron plant has been under an extension process since 2017), production facilities at Naot Hovav of Industrial Products segment (leased until 2027-2075), as well as production, storage and transportation facilities together with chemicals and research laboratories at Kiryat Ata that belong to the Growing Solutions segment (leased until 2046-2049). We also use warehouse, loading and unloading sites at Ashdod and Eilat ports (leased until 2030).

•	Europe:

Germany: Production plants of the Phosphate Solutions segment are located at Ladenburg. The production plants of the Growing Solutions segment are located at Ludwigshafen. The production plants of the Industrial Products segment are located at Bitterfeld. All the plants, in addition to Ludwigshafen, are owned by the Company.

The Netherlands: Production plants of the Industrial Products segment at Terneuzen are owned by the Company. A facility of the Phosphate Solutions and Growing Solutions segments in Amsterdam is held under a lease until 2040.

Spain: Concessions at the potash and salt mines are held under concession agreements described below. Potash and salt production plants, warehouses and loading and unloading facilities of the Potash segment at Catalonia are owned by the Company. The Growing Solutions segment also owns a liquid fertilizer and soluble fertilizer production plant in Totana, owns another plant for mixing solid fertilizers in Los Patohos and has a concession in Cartagena port until 2024. Most of ICL Iberia's shipments are made via a terminal it owns at the port of Barcelona (Trafico de Mercancias – Tramer).

UK: Rights to polyhalite and salt mines are held under concession agreements described below. Polyhalite and salt production plants and warehouses of the Potash segment in Cleveland are owned by the Company. The warehouses and bulk loading and unloading facilities at the port are leased until 2034. The company owns three peat moors of the Growing Solutions segment and a plant for producing growing media in Scotland. The Growing Solutions segment also owns a plant in Daventry for producing water conservation and liquid plant nutrition products along with a fertilizer blending site in Rugby.

Belgium: The Growing Solutions segment owns a production facility in Grobbendonk for producing water soluble fertilizers.

Austria: A dairy protein production plant of the Phosphate Solutions segment at Hartberg (Prolactal) is owned by the Company.

ICL Group Limited 122

•	North and South America:

The US: Production plants of the Industrial Products segment in West Virginia are mainly owned by the Company. The production plants of the Phosphate Solutions segment in Lawrence, Kansas and St. Louis, Missouri are owned by the Company. The production plants of the Growing Solutions segment in South Carolina are operated under leases ending in 2025.

Brazil: Production plants of the Phosphate Solutions segment at Sao Jose dos Campos and Cajati are owned by the Company.

Production plants of the Growing Solutions segment at Suzano I and Suzano II (liquid fertilizers, water-soluble fertilizers, animal nutrition, micronutrients fertilizers), at Uberlandia (improved efficiency phosphorus fertilizers), at Jacarei I (secondary nutrients fertilizers), at Maua (micronutrients fertilizers), at Cruz Alta (liquid fertilizers) and at Cidade Ocidental (liquid fertilizers) are owned by the Company. The production plant at Jacarei II (controlled-release fertilizers) is leased by the Company.

•	Asia:

China – Phosphate rock mining rights at the Haikou Mine are derived from mining licenses that are described below. YPH's plants are owned by the Company, some of them located on land that is owned by the Company, while others are situated on leased land.

Principal Properties

The following table sets forth certain additional information regarding ICL’s principal properties as of December 31, 2022:

Property Type	Location	Size (square feet)	Products	Owned/Leased
Plant	Mishor Rotem, Israel	27,094,510	Phosphate Solutions products	Owned on leased land
Plant	Mishor Rotem, Israel	10,763,910	Industrial Products products	Owned on leased land
Plant	Neot Hovav, Israel	9,601,591	Industrial Products products	Owned on leased land
Plant	Zin, Israel	8,484,123	Phosphate Solutions products	Owned on leased land
Plant	Kiryat Ata, Israel	6,888,903	Growing Solutions products	Leased
Plant	Oron, Israel	4,413,348 (not including phosphate reserve)	Phosphate Solutions products	Owned on leased land (on a lease extension process)
evaportation ponds	Sodom, Israel	1,579,066K	salt and carnallite ponds	Lease rights
Plant		13,099,679	Potash products (not including ponds and Magnesium plant)	Owned on leased land
Plant		4,088,800	Magnesium products (Potash segment)	Owned on leased land
Plant		2,326,060	Industrial Products products	Owned on leased land
Conveyor belt		1,970,333	Transportation facility for Potash	Owned on leased land
Pumping stations		1,180,496	Pumping station for Potash segment	Owned on leased land
Plant		667,362	Industrial Products products	Owned on leased land
Feeding canal		5,974,980	Part of the pumping system for the Potash segment	Owned on leased land
Power plant		645,856	Power and steam production for Potash segment	Owned on leased land

ICL Group Limited 123

Warehouse and loading facility	Ashdod, Israel	664,133	Warehouse for Potash and Phosphate Solutions products	Owned on leased land
Headquarters	Beer Sheva, Israel	180,954	Company headquarters	Owned and leased
Plant	Mishor Rotem, Israel	430,355	Phosphate Solutions products	Owned on leased land
Warehouse and loading facility	Eilat, Israel	152,557	Warehouse for Potash and Phosphate Solutions products	Owned on leased land
Headquarters	Tel Aviv, Israel	21,797	Company headquarters	Leased
Plant	Catalonia, Spain	48,491,416	Mines, manufacturing facilities and warehouses for Potash	Owned
Port/warehouse	Catalonia, Spain	866,407	Potash and salt products	Owned on leased land
Plant	Totana, Spain	2,210,261	Growing Solutions products	Owned
Plant	Cartagena, Spain	209,853	Growing Solutions products	Owned
Warehouse and loading facility	Cartagena, Spain	184,342	Storage for Growing Solutions products	Leased
Plant	Shandong, China	692,045	Industrial Products products	Owned on leased land
Headquarters	Shanghai, China	8,224	Company headquarters	Leased
Plant	Kunming, Yunnan, China	1,161,593	Phosphate Solutions products	Owned land
Plant	Kunming, Yunnan, China	9,614,191	Phosphate Solutions products	Leased land
Pumping station	Kunming, Yunnan, China	36,931	A pumping station for Phosphate Solutions	Leased land
Peat Moor	Nutberry and Douglas Water, United Kingdom	17,760,451	Peat mine -Growing Solutions	Owned
Plant	Cleveland, United Kingdom	13,239,609	Polysulphate products (Growing Solutions segment)	Owned
Warehouse and loading facility	Cleveland, United Kingdom	2,357,296	Polysulphate products (Growing Solutions segment)	Owned on leased land

ICL Group Limited 124

Peat Moor	Creca, United Kingdom	4,305,564	Peat mine - Growing Solutions	Owned
Plant	Nutberry, United Kingdom	322,917	Growing Solutions products	Owned
Plant	Daventry, United Kingdom	81,539	Growing Solutions products	Owned and leased
Plant	Terneuzen, the Netherlands	1,206,527	Industrial Products products	Owned
Plant & warehouse	Lawford Heath, Rugby	45,000	Growing Solutions products	Leased
Plant	Heerlen, the Netherlands	481,802	Growing Solutions products	Owned and leased
Plant	Amsterdam, the Netherlands	349,827	Growing Solutions products and logistics center	Owned on leased land
European Headquarters	Amsterdam, the Netherlands	59,055	European Company headquarters	Leased
Plant	Gallipolis Ferry, West Virginia, United States	1,742,400	Industrial Products products	Owned
Plant	Lawrence, Kansas, United States	179,689	Phosphate Solutions products	Owned
Plant	Carondelet, Missouri, United States	172,361	Phosphate Solutions products	Owned
Plant	North Charleston, South Carolina, United States	100,000	Growing Solutions products	Leased
Plant	Summerville, South Carolina, United States	40,000	Growing Solutions products	Leased
US headquarters	St. Louis, Missouri, United States	35,217	US Company headquarters	Leased
Plant	Ludwigshafen, Germany	2,534,319	Growing solutions products	Leased
Plant	Ladenburg, Germany	1,569,764	Phosphate Solutions products	Owned
Plant	Bitterfeld, Germany	514031	Industrial Products products	Owned
Plant	Cajati, Brazil	413,959	Phosphate Solutions products	Owned
Plant	Sao Jose dos Campos, Brazil	Phosphate plant: 137,573 Blending plant: 80,729	Phosphate Solutions products	Owned on leased land (free of charge)
Plant	Brazil Cidade Ocidental	8,275	Growing Solutions products	Owned
Plant	Brazil Cruz Alta	7,499	Growing Solutions products	Owned
Plant	Brazil Jacarei I	879,248	Growing Solutions products	Owned
Plant	Brazil Jacarei II	967,987	Growing Solutions products	Leased
Plant	Brazil Maua	968,751	Growing Solutions products	Owned
Plant	Brazil Suzano I	3,349,186	Growing Solutions products	Owned
Plant	Brazil Suzano II	637,001	Growing Solutions products	Owned
Plant	Brazil Uberlandia	263,716	Growing Solutions products	Owned
Plant	Belgium	128,693	Growing Solutions products	Owned
Plant	Calais, France	546,290	Industrial Products products	Owned
Plant	Bandırma, Turkey	375,187	Growing Solutions products	Owned
Plant	Hartberg, Austria	692,937	Phosphate Solutions products	Owned
Plant	Heatherton, Australia	64583	Phosphate Solutions products	Leased
ICL Group Limited 125

Mineral Extraction and Mining Operations

Information included in this section relates to the mineral extractions and mining operations of ICL for fiscal years 2022 and 2021. This information was prepared based on, and in some instances is an extract from, the report titled “Technical Report Summary and Resource Estimate” with an effective date of December 31, 2021 (the “Technical Report Summary”) and prepared for us by our qualified person, Wardell Armstrong International Ltd (“Wardell”). Wardell has approved and verified the scientific and technical information included in the Technical Report Summary and reproduced and approved the updated MINERAL RESERVES AND RESOURCES information in this Annual Report for Fiscal Years 2022 and 2021. Portions of the following information are based upon assumptions, qualifications and procedures that are not fully described herein. See “Cautionary Note to Investors Regarding Mineral and Resource Estimates.” Reference should be made to the full text of the Technical Report Summary, which is included as an exhibit to this Annual Report.

Overview

ICL extracts minerals and conducts mining at ICL Boulby (United Kingdom), ICL Iberia (Spain), ICL Rotem and ICL Dead Sea (both located in Israel), and YPH (China).

Figure 1: Location of the ICL Operations

Spain | ICL Iberia
UK | ICL Boulby
China | YPH
Israel | Rotem Israel
ICL Dead sea

ICL Group Limited 126

ICL’s mining activities are dependent on concessions, authorizations and permits granted by the governments of the countries in which the mines are located.

•
ICL Rotem has been mining phosphates in the Negev in Israel for more than sixty years. The mining is conducted in accordance with phosphate mining concession, which is granted from time to time by the Minister of Energy under the Mines Ordinance, as well as mining authorizations issued by the Israel Lands Authority. The concessions relate to quarries (phosphate rock), whereas the authorizations cover use of land as active mining areas.

•
ICL Dead Sea (DSW) has 37 evaporation ponds producing potash and salt, among other chemical products, located on the south-west shore of the Dead Sea’s southern basin in Israel. DSW is in the production stage and is a wholly owned subsidiary that operates the DSW concession covering 652 sqkm, which is in place until March 31, 2030.

•
ICL Iberia holds mining rights for two underground potash mines, Cabanasses and Vilafruns, located in Spain. ICL owns the land on which the Spanish surface facilities are located and the Spanish government owns the underground mining rights. Cabanasses mine has been in production for more than fifty years, while Vilafruns was put on care and maintenance in June 2020 following its discontinuation. ICL Iberia is a wholly owned subsidiary that operates Cabanasses (in Suria), with 126 licenses for the extraction of rock salt and potash covering 693 sqkm.

•
ICL Boulby is an underground polyhalite mine in the production stage, located in the United Kingdom, of which ICL owns the freehold of approximately 2.04 sqkm of the mineral field, with the remainder based on leases. Cleveland Potash Limited is a wholly owned subsidiary that operates ICL Boulby, which has 51 mining leases which cover a total area of 814 sqkm, primarily offshore.

•
YPH, equally owned by ICL and Yunnan Phosphate Chemicals Group Corporation Ltd. ("YYTH"), and controlled by ICL, owns and operates the Haikou Phosphate Mine and Processing Facility in the Xishan district of China. YPH holds two phosphate mining licenses, including a mining license for the Haikou Mine covering 9.6 sqkm, which the Company operates and is in the production stage.

In consideration of the concessions, ICL pays royalties and taxes to the governments of Israel, China, UK and Spain. Below are the royalties' amounts paid with respect to 2022, 2021 and 2020:

	Israel		Out of Israel	Total
Year Ended December 31,	$ millions	NIS millions	$ millions
•
2022	95	317	5	100
2021	75	242	3	78
2020	75	257	3	78

ICL Group Limited 127

The aggregate production data for the properties is summarized in Table 1.

Table 1: Production Data for the Properties

Production Data for ICL Boulby
2022	2021	2020
Polyhalite hoisted (kt)	947	784	711
Total Polyhalite Production (kt)	953	789	709

Potash Production at Suria Plant, ICL Iberia
2022	2021	2020
Ore hoisted from Cabanasses mine	2,928	2,534	1,874
Ore hoisted from Vilafruns mine	-	-	484
Total (kt)	2,928	2,534	2,358
Head Grade % KCl	25.3%	26.4%	24.2%
KCl Produced (kt)	680	614	518
Product Grade % KCl	95.3%	95.5%	95.5%

Potash Production at Sallent Plant, ICL Iberia
2022	2021	2020
Ore hoisted from Vilafruns mine	-	-	277
Total (kt)	-	-	277
Head Grade % KCl	-	-	22.4%
KCl Produced (kt)	-	-	54
Product grade % KCl	-	-	95.5%

Total Mine Production of raw ore at Rotem Israel
2022	2021	2020
Tonnes mined (kt)	4,488	4,893	6,263
Grade (%P2O5 before / after Beneficiation)	26% / 32%	26% / 32%	26% / 32%

ICL Group Limited 128

Product Produced after processing at Rotem Israel (kt)
2022	2021	2020
Phosphate Rock	2,170	2,431	3,090
Green Phosphoric Acid	508	531	544
Fertilizers	1,044	1,082	920
White Phosphoric Acid	176	168	171
Specialty Fertilizers	95	72	70

DSW Production (kt)
2022	2021	2020
Potash	4,011	3,900	3,960
Compacting plant	1,561	1,858	1,707
Bromine	178	182	171
Cast Mg	22	18	18

Total Mine Production of raw ore at YPH
2022	2021	2020
Tonnes mined (kt)	3,223	2,656	2,400
Grade (% P2O5 before/after beneficiation)	22% / 28%	21% / 28%	21% / 29%

Product Produced after processing at YPH (kt)
2022	2021	2020
Phosphate Rock *	2,497	2,194	2,044
Green Phosphoric Acid	676	673	632
Fertilizers	611	612	584
White Phosphoric Acid	94	83	71
Specialty Fertilizers	92	76	55

* Figures relate to mined tonnes that are partially processed and include enriched & crushed rock

ICL Group Limited 129

Table 2: Estimate Mineral Resources as of December 31, 2022 (1)

Measured Mineral Resources		Indicated Mineral Resources		Measured + Indicated Mineral Resources		Inferred Mineral Resources
Amount (Mt)	Grades/ qualities	Amount (Mt)	Grades/ qualities	Amount (Mt)	Grades/ qualities	Amount (Mt)	Grades/ qualities
Commodity: K2O
United Kingdom	-	-	23.4	13.4%	23.4	13.4%	6.9	13.5%
Boulby	-	-	23.4	13.4%	23.4	13.4%	6.9	13.5%
Total	-	-	23.4	13.4%	23.4	13.4%	6.9	13.5%

Commodity: KCl
Spain	85.9	26.0%	58.9	25.3%	144.8	25.7%	294.2	27.2%
Cabanasses	73.3	25.1%	49.5	24.0%	122.8	24.7%	263.5	27.0%
Vilafruns	12.6	31.0%	9.4	32.1%	22.0	31.5%	30.7	28.9%

Israel	225.0	20.0%	1,500.0	20.0%	1,725.0	20.0%	445.0	20.0%
Mine/Property DSW	225.0	20.0%	1,500.0	20.0%	1,725.0	20.0%	445.0	20.0%
Total	310.9	21.7%	1,558.9	20.2%	1,869.8	20.4%	739.2	22.9%

Commodity: P2O5
Israel	265.4	27.4%	10.0	26.0%	275.4	27.3%	-	-
Rotem	265.4	27.4%	10.0	26.0%	275.4	27.3%	-	-

China	3.0	22.3%	2.3	24.0%	5.3	23.0%	0.2	20.0%
YPH	3.0	22.3%	2.3	24.0%	5.3	23.0%	0.2	20.0%
Total	268.4	27.3%	12.3	25.6%	280.7	27.2%	0.2	20.0%

(1)	Mineral Resources are exclusive of Mineral Reserves.

(2)
Mineral Resource estimates are not precise calculations, being dependent on the interpretation of limited information on the location, shape, and continuity of the occurrence and on available sampling results.

(3)	All figures in the above table have been rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(4)
Mineral Resources are classified in accordance with the guidelines of the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves JORC Code (2012) for ICL Boulby, Cabanasses and Vilafruns, and the Pan European Reserves and Resources Reporting Committee (PERC) Standard for Reporting of Exploration Results (2021) for Rotem Israel, DSW and YPH.

ICL Group Limited 130

Table 3: Estimated Mineral Reserves as of December 31, 2022

Proven Reserves		Probable Reserves		Total Reserves
Amount (Mt)	Grades/ qualities	Amount (Mt)	Grades/ qualities	Amount (Mt)	Grades/ qualities
Commodity: K2O
United Kingdom	-	-	7.6	13.5%	7.6	13.5%
ICL Boulby	-	-	7.6	13.5%	7.6	13.5%
Total	-	-	7.6	13.5%	7.6	13.5%

Commodity: KCl
Spain	29.8	24.8%	66.9	25.7%	96.7	25.4%
Cabanasses	29.8	24.8%	66.9	25.7%	96.7	25.4%
Vilafruns	-	-	-	-	-	-

Israel	159.5	20.0%	-	-	159.5	20.0%
DSW	159.5	20.0%	-	-	159.5	20.0%
Total	189.3	20.8%	66.9	25.7%	256.2	22.0%

Commodity: P2O5
Israel	40.1	25.9%	-	-	40.1	25.9%
Rotem Israel	40.1	25.9%	-	-	40.1	25.9%

China	54.5	21.8%	-	-	54.5	21.8%
YPH	54.5	21.8%	-	-	54.5	21.8%
Total	94.6	23.5%	-	-	94.6	23.5%

(1)	The totals contained in the above table have been rounded to reflect the relative uncertainty of the estimates, and numbers may not sum due to rounding.

Internal Controls

Quality assurance at ICL Boulby, ICL Iberia, Rotem Israel, ICL Dead Sea and YPH, involves the use of standard practice procedures for sample collection and includes oversight by experienced technical staff during data collection, management, and interpretation. Certain quality control measures for sample analysis include in-stream sample submittal of standard reference material, blank material, and field duplicate sampling. For data verification, staff members observed drill hole locations and orientations, inspected drill cores, and compared to logs and analytical results, observed core intake, visited outcrops, and discussed with on-site geologists, including reviewing working maps and cross-sections. In addition, ongoing reconciliation is conducted between resource estimates and production data. Notwithstanding the above, inherent risks in quality control include potential mislabeling of samples and sample contamination, among others, but the Company maintains a close and diligent monitoring program of all quality control measures for the collection of both exploration and production data with results deemed suitable for use in the subsequent estimation of Mineral Resources and Mineral Reserves.

ICL Group Limited 131

ICL Boulby

Overview

ICL’s mining operations in the United Kingdom are conducted by its wholly owned subsidiary, Cleveland Potash Limited (ICL Boulby). ICL Boulby is an underground polyhalite mine on the coastline of northeast England, approximately 340 kilometers north of London and approximately 34 kilometers to the southeast of the town of Middlesbrough.

The mine site and shafts are approximately centered at a latitude and longitude of 54°33'05.4"N and 0°49'32.5"W. The ICL Boulby mine site has a long history of production dating back to 1969 and the mine owns a private rail line spur that connects it with the deep-water port facilities at Teesport in Middlesbrough. ICL Boulby’s mining operations are mainly conducted under the North Sea at a depth of about 1,000 meters below the surface. The operations are currently conducted as far as 8 kilometers offshore subject to mining leases and mineral extraction licenses described below, while the mined mineral processing operations are conducted primarily on the surface on land owned by ICL.

Figure 2: Location of the ICL Boulby Mine (United Kingdom)

TEESDOCK
REDCAR
MIDDLESBROUGH
BOULBY
MINE
WHITBY
North York Moors
National Park
SCARBOROUGH
0
10km
N
0
200km

ICL Group Limited 132

Mining Concessions and Lease Agreements

ICL Boulby owns the freehold of most of the mineral field in and around the mine head, extending for approximately 2.04 sqkm. These freehold minerals are in the process of being registered at the Land Registry. The remainder of the mineral fields are held on a leasehold basis. Rents and royalties are paid bi-annually (January and July) and RPI is applied every three years. The next Retail Price Index (RPI) rate will be applied on January 1, 2024, in accordance with the agreements.

The parties involved in renewing or obtaining new leases are ICL Boulby, local solicitors and individual landowners who own the mineral rights. The conditions that must be met to retain the leases are payment of bi-annual fees to the landowners and a royalty payment for minerals extracted from the property to The Crown Estates.

The mineral leases of ICL Boulby, are based on approximately 51 mineral leases and licenses for extracting various minerals, in addition to numerous easements and rights of way from private owners of land under which ICL Boulby operates, and mineral lease rights under the North Sea granted by The Crown Estates. The mineral lease rights with The Crown Estates, include provisions to explore and exploit all targeted and known polyhalite and salt mineral resources of interest to ICL Boulby. Said leases cover a total area of about 814 square kilometers (onshore leases total around 24 square kilometers and offshore leases from the Crown Estates cover around 790 square kilometers). For the future the Company only requires a small number of terrestrial mineral areas for ventilation and dewatering purposes, some of which expired in 2022. The Company is actively engaged in negotiations with approximately 18 private mineral owners to extend lease terms. Four lease agreements are currently in negotiations and an application has been approved by the Secretary of State to refer these negotiations to the High Court of Justice in London under the Working Mines Facilities Act Application of 1966 (“the Act”), which, generally, provides for a mechanism to acquire rights over land for mining and extraction. The Company believes that this demonstrates there are sufficient grounds to resolve the negotiations pursuant to the Company’s position. As for the remaining fourteen mineral leases, the Company believes that satisfactory terms will be negotiated without having to have recourse to the Act. Pending the negotiations, the Company continues to operate under the terms of the previous agreements as agreed to with the contractual partners. Subject to the renewal processes described above, all remaining lease periods, licenses, easements and rights of way are effective until 2035.

In December 2021, the North York Moors Park Authority Planning Committee approved ICL Boulby Mine’s application for the continuation of polyhalite and salt production for an additional 25 years, commencing 2023 (until 2048). On May 27, 2022, an official Notice of Decision NYM/2019/0764/MEIA was served under Regulation 63 of the Conservation of Habitats and Species Regulations 2017, which concluded that the development would not have any Likely Significant Effects on the North York Moors Special Area of Conservation and Special Protection Area.

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

ICL Group Limited 133

Operations

ICL Boulby’s mining operations are situated close to the western limits of polyhalite, potash and salt deposition in the Zechstein Basin extending inland in the United Kingdom and below the North Sea into Germany. The polyhalite seam is of the Permian Evaporite Series and is over lain by some 800 meters to 1,300 meters of younger sedimentary rocks. The polyhalite seam comprises two zones (1 and 2) and averages 4 meters in mineable thickness but varies from zero to more than 11 meters in thickness. The access into the polyhalite bed of Zone 1 was established in 2010 from one of its main salt roadways. Zone 2 is under technical review and planned operations in Zone 2 will, over time, augment and eventually supplant Zone 1.

The ICL Boulby mine is accessed by two vertical shafts. One shaft hoists Polysulphate® and salt and the other provides man-riding and service access. Mining is conducted by continuous mining with shuttle cars and by a modified room and pillar method, which is reviewed annually to ensure optimal efficiency and effectiveness. Supply of electricity to the mining operations in the ICL Boulby mine is mainly through electricity purchased on the open market from the national electricity company. There is also a power plant on the site that converts gas into electricity and supplements the electricity supply during peak demand periods.

The processing plant for Polysulphate® uses simple crushing and screening processes to produce standard and granular products in approximately a 50:50 ratio. Research is currently underway regarding methods to further enhance the standard products through compaction, granulation, blending and micronutrient addition which, in combination, is anticipated to deliver high value new fertilizer products into the market. In addition, a compaction plant produces PotashpluS, a compacted blend of Potash Standard (SMOP) and Poly Standard. In 2022, a total of 953 thousand tonnes of Polysulphate® was produced. In addition, the Company sells immaterial amounts of PotashpluS and salt, which is a by-product for de-icing purposes.

In 2022 the mine design was changed to enable improved operational efficiencies. This was primarily due to the requirement to increase pillar sizes for improved geotechnical performance, as well as efficient ventilation of the working areas. The change in design resulted in a reduction of total mining height from 7 meters to 6 meters due to continuous miner machine gradient capabilities and no-go area restrictions when milling on retreat. The new design also results in an increase in inter-panel pillar widths from 16 meters to 40 meters and an increase in intra-panel pillar widths from 8 meters to 27 meters.

Production

The following table sets forth the amount of total mine production of polyhalite at the Company’s mine in ICL Boulby supplied to the beneficiation plants, for the three years ended December 31, 2022, 2021 and 2020:

2022	2021	2020
Polyhalite hoisted (kt)	947	784	711
Total Polyhalite Production (kt)	953	789	709

Property Value

As of December 31, 2022, the overall book value of the property, plant and equipment of ICL Boulby amounted to about $167 million.

ICL Group Limited 134

Mineral Resource Estimate

In ICL Boulby’s mine, the Company believes there are sizable resources for the purpose of continued production of Polysulphate®, the sale of which in commercial quantities began in 2012. The estimation utilizes assay results from underground exploration drill holes and face sampling with grade control drilling used to aid the geological modelling of the polyhalite seam. The data is considered adequate for use in Mineral Resource estimation and is supported by robust quality assurance/quality control (QA/QC) procedures. The geological model was used to code and composite the drill hole data based on their stratigraphic position within the seam. For Zone 1, two regional domains were identified: a higher polyhalite grade western region and a lower polyhalite grade eastern region, with further sub domains established based on population analysis and grade distribution. The boundary between domains were generally treated as soft boundaries. Mineral Resources are only reported for Zone 1.

Grade estimation was carried out using Inverse Distance Weighted (Squared). Estimated grades were validated by visual, statistical, and graphical means on a global and local basis prior to tabulation of the Mineral Resource Estimates. The limited readily available reconciliation data indicates that the resource model performs well overall when compared to plant production data, however, further work is recommended to consistently record and make available grade and tonnage information for all stages of the mining, processing, and shipping of materials.

Mineral Resources were categorized primarily on the search volume used to generate the estimate with additional consideration of drill hole spacing, geological and grade continuity, data density and orientation. The Resources are defined through an ongoing program of long hole drilling to provide information for the classification of the Mineral Resources. No Measured Mineral Resources were classified due to a lack of closely spaced drillholes (needed to predict variation in salt content, polyhalite grade and seam position on a production panel basis). Indicated Mineral Resources were generally based on a minimum of 3 sample points within a radius of 200 meters. Remaining areas were classified as Inferred Mineral Resources and these included areas in which the seam position or grade were deemed difficult to predict.

K2O is an equivalent value calculated from the estimated K based on atomic mass and ratio of K in the compound K2O. The factor used is K2O = K x 1.2046. In estimating the cut-off grade, resources and reserves, a two-year average Polysulphate® price of $178 per tonne FOB as of December 31, and operating costs are used for the assessment of economic potential.

Mineral Resources are a 6 meters thick horizon optimized for grade (% K) whilst ensuring mining operations are matched to achievable gradients for excavation.

Mineral Resources and Reserves are reported using a cut-off grade of 10.0% K, or 12.0% K2O Equivalent, which reflects the current ability to blend, homogenize and upgrade material as part of mine sequencing and processing. The cut-off grade has been reduced in this statement down from the previous 10.7% K due to experience of mining lower grade blocks in 2021 and 2022 which have been able to be blended and produce saleable product.

Polyhalite, Halite and Anhydrite are theoretical values calculated from the elemental analysis under the assumption that all elemental K is contained within Polyhalite.

In estimating the cut-off grade, resources and reserves, an average of the previous two years’ currency exchange rate of £0.77 per dollar as of December 31, 2022, is used in the assessment of economic potential.

ICL Group Limited 135

ICL Boulby – Summary of Polyhalite Mineral Resources at the end of the fiscal year ended December 31, 2022, based on an average of two years sales Polysulphate® prices used to calculate the resources and reserves: $178 FOB per tonne.

Resources		Cut-off grades (K2O)	Metallurgical recovery (K2O)
Amount (Mt)	Grades/qualities (K2O)
Measured mineral resources	-	-	12.0% Equivalent	100%
Indicated mineral resources	23.4	13.4%
Measured + Indicated mineral resources	23.4	13.4%
Inferred mineral resources	6.9	13.5%

(1)	Mineral Resources are reported exclusive of any Mineral Reserves.

(2)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(3)	Mineral Resources are reported in accordance with the guidelines of the JORC (2012) Code for Mineral Resources and Ore Reserves.

(4)	There is no metallurgical plant at Boulby. All material mined, after crushing and screening, is available for sale.

As of December 31, 2022, ICL Boulby had 30.3 Mt of mineral resources compared to 41.3 Mt as of December 31, 2021, a decrease of 27%. This decrease is due to operational factors mainly attributable to operational layout improvements and efficiencies. The Mineral Resources Estimate for ICL Boulby is based on factors related to geological and grade models and the prospects of eventual economic extraction. For further discussion of the material assumptions relied upon, please refer to Section 11.2 of the Technical Report Summary filed as an exhibit to the 2021 Annual Report.

Mineral Reserve Estimate

The Probable Mineral Reserves are declared only for the Boulby Zone 1 area. The Mineral Reserve estimate has been derived from Indicated Mineral Resources included within the life of mine plan which have converted to Probable Mineral Reserves by applying Modifying Factors.

The life of the mine at ICL Boulby is approximately 7.6 years, based on reserves of approximately 7.6 million tonnes (given the annual average mining rate of around 1 million tonnes). Further work based on the current Mineral Resource of 30.3 Mt is expected to extend the life of mine beyond 2030.

ICL Group Limited 136

ICL Boulby – Summary of Polyhalite Mineral Reserves at the end of the fiscal year ended December 31, 2022, based on an average of two years Polysulphate® sales price used to calculate the resources and reserves: $178 FOB per tonne.

Amount (Mt)	Grades/qualities (K2O)	Cut-off grades (K2O)	Metallurgical recovery (K2O)
Proven mineral reserves	-	-	12.0% Equivalent	100%
Probable mineral reserves	7.6	13.5%
Total mineral reserves	7.6	13.5%

(1)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(2)	The mineral reserve estimate for the ICL Boulby deposit is classified in accordance with the JORC (2012) Code for Mineral Resources and Ore Reserves.

(3)	There is no metallurgical plant at ICL Boulby. All material mined, after crushing and screening, is available for sale.

As of December 31, 2022, ICL Boulby had 7.6 Mt of polyhalite mineral reserves, compared to 8.0 Mt as of December 31, 2021, a decrease of 5%. This decrease is mainly due to our continuing mining operations and modifications to mine design described above, which underpin improved operational efficiencies. The Mineral Reserves Estimate for ICL Boulby may be impacted by additional exploration that could alter the geological database and model of mineralization. Material assumptions regarding the technical parameter analysis, forecasted product prices, production costs, permitting decisions, or other factors may positively or negatively affect the reserves estimates. For further discussion of the material assumptions relied upon, please refer Section 12.2 of the Technical Report Summary filed as an exhibit to the 2021 Annual Report.

Logistics

The ICL Boulby mine in the United Kingdom is connected by a network of roads running over 11 kilometers southward from the mine entrance, as well as a network of underground roads extending 17.5 kilometers from the mine entrance in the direction of the North Sea. Approximately 80 kilometers of underground tunnels remain open to support present production. The mine has easy access to the national road and train transportation routes. The mine uses water approved for industrial use from state authorities. and a stable supply of electricity.

Pursuant to agreements with the North Yorkshire National Parks Authority, the total transport movements by means of the network of roads to and from site to site are limited to a maximum of 150 thousand tonnes per year and a maximum of 66 trucks per day (no road movements are allowed on Sundays or public holidays). This limitation does not interfere with the future production of ICL Boulby considering its commitment to maintain the rail link to Teesdock. ICL Boulby's roads and trains are in full compliance with all the requirements.

The rail load-out products are transported on an ICL Boulby owned rail line which extends approximately eight kilometers from the mine entrance to a junction with the national rail network, and from there the products continue to Teesport, Middlesbrough, via the Network Rail Company, the owner and operator of the main rail line.

Eight trains per day transport Polysulphate®, PotashpluS and rock salt to Teesdock. Most of the Polysulphate® output is used as a component of agricultural fertilizers, where volumes are exported by sea from the Teesdock seaport to customers overseas and in the UK.

ICL Group Limited 137

Rock salt is taken by train to Teesdock and transported by ship or trucks to local UK authorities for de-icing roads.

ICL Boulby leases and operates three principal storage and loading facilities: the Teesdock facility, which is located at Teesport, and two additional storage facilities that are connected to the main rail line – Cobra and Ayrton Works in Middlesbrough.

United Kingdom Concession - Everris

A UK subsidiary which is a part of the Growing Solutions segment (hereinafter – Everris Limited), has peat mines in the UK (Creca, Nutberry and Douglas Water). Peat is used as a component to produce professional growing media. All sites are owned by Everris Limited. The current extraction permits are granted by the local authorities and are renewed after examining the renewal applications. The extraction permits for Nutberry and Douglas Water were granted until the end of 2024 and until 2051 for Creca. Everris Limited is not material to the Company’s business or financial condition.

ICL Iberia

Overview

The Company's potash mining operations in Spain are carried out by ICL Iberia (a wholly owned subsidiary of the Company) and the marine transportation performed through Trafico de Mercancias (a wholly owned subsidiary of ICL Iberia). ICL Iberia holds mining rights for two underground potash mines, Cabanasses and Vilafruns. As part of the Company's strategic decision to concentrate its production at the Suria site (Cabanasses mine), in June 2020, ICL Iberia consolidated its sites and potash production at the Sallent site was discontinued. The Vialfruns mine has been maintained on a care and maintenance basis since June 2020. As a result, the Company operates only at the Cabanasses mine, which is located in the town of Suria, approximately 12 kilometers north of the district capital of Manresa in the Cardener river valley. The Cabanasses mine is approximately centered on the geographic coordinates: latitude 41°50’27”N and longitude 01°45’07”E. The Vilafruns mine is approximately centered on the geographic coordinates: latitude 41°50’25”N and longitude 01°52’39”E and UTM (WGS84). Furthermore, the Cabanasses mine is located within the Catalan Potash Basin, a sub basin in the northeast of the Ebro Basin which extends along the southern flank of the Pyrenees through eastern Spain. Sylvinite, consisting of a mixture of potash (sylvite or KCl) and salt of late Eocene age occurs in two seams (Seams A and B) which are vertically separated by 3 to 6 meters and found at depths of approximately 730 to 1000 meters below the surface.

Potash extraction is conducted by mining sylvinite, found in varying concentrations. Potash is then separated from salt at a production plant located near the mine. The Cabanasses mine is in the province of Barcelona and has three access points (including a ramp) and mining is conducted according to a modified room and pillar method. The mine site is served by roads/railways and is near major highways. Potash in Suria was first discovered in 1912 and its commercial development began in 1920. ICL purchased the mines in 1998.

ICL Group Limited 138

Figure 3: Location of Cabanasses and Vilafruns Mines (Spain)

ICL mining leases
Catalonia
Spain
Railway
"Tramer"
terminal port
N
0
250
500
750
Kilometers
0
100
200
300
Kilometers
ICL

Mining Concessions and Lease Agreements

ICL Iberia conducts its mining activities in Spain pursuant to concessions granted to it by the Spanish government. ICL Iberia was granted mining rights based on legislation of Spain’s Government from 1973 and regulations accompanying this legislation. Further to this legislation, the government of the Catalonia region published special mining regulations whereby ICL Iberia received individual licenses for each of 126 different sites that are relevant to current and possible future mining activities. Some of the licenses are valid until 2037 and the remainder are effective until 2067. The concession for the "Reserva Catalana", an additional site where mining did not commence, expired in 2012. The Company is acting in cooperation with the Spanish Government to obtain a renewal of the concession. According to the Spanish authorities, the concession period is valid until a final decision is made regarding the renewal.

A total of 126 licenses for the extraction of rock salt and potash, awarded to ICL Iberia, cover the Cabansses and Vilafruns operations covering an area of 42,489 hectares (425sqkm) in the province of Barcelona, and 26,809 hectares (268sqkm) in the province of Lerida. As part of a renewal process, the Company is required to prepare and present a basic technical report describing the intended use of the mines. As required by law, the concessions are required to be renewed prior to their expiration date. If a concession expires, a bidding process will be initiated. ICL Iberia applies in advance for the renewal of mining concessions and, to date, has experienced no difficulties in renewing them.

ICL owns all the lands on which the Spanish surface facilities are located. The Spanish government owns all the underground mining rights and has granted ICL concessions to conduct mining operations under the land. For further information, see Note 18 to the Audited Financial Statements.

ICL Group Limited 139

Operations

Extraction of potash from the Cabanasses underground mine in Spain is carried out by mining sylvinite (a mixture of potash and salt found in varying potash concentrations). The potash is separated from the salt at the Suria production plant.

The Cabanasses mine is accessed by two shafts and a decline. The potash seams are extracted underground using continuous miner machines and transported by a series of conveyors to the Súria processing plant, located at the surface, where it is processed to separate the potash and salt.

The shafts are used for worker access and ventilation while material haulage is via the decline. The mining method used to extract the seams is a modified room and pillar method. The potash seams and salt horizons do not require drilling or blasting and are mined using electric powered continuous miner machines, equipped with a moveable boom-mounted rotary cutting head. The cuttings are collected and fed into a conveyor that discharges the mined material to the rear of the machine, where it is loaded into 25 tonnes trackless diesel powered haul trucks. The trucks haul the material to ore passes where it is vertically transferred to the development level below and an internal conveyor system transports it to the decline. The five kilometer decline was completed in April 2021 and is installed with a conveyor that transports the mined material to the Súria processing plant. In addition to transporting potash, the conveyor is also used to batch transport some salt mined during development of the underground access tunnels.

The completion of the decline and installation of the conveyor system has increased the haulage capacity of the ore from the mine to 1,000 tonnes per hour (compared with previous shaft haulage capacity of 400 tonnes per hour). In addition, the decline has improved ventilation within the mine and air now intakes down both shafts, circulates the working areas and exhausts back out of the decline. This increased ventilation has allowed additional continuous miners, haulage trucks and ancillary equipment to operate within the mine for longer periods of time.

The mineral processing includes crushing, grinding, desliming, froth flotation, drying and compacting. In addition, there is a process for crystallization of vacuum salt and pure potash. The power utilized by the Spanish mining operations is purchased from third party electric companies.

As of the date of this report, the annual production capacity of potash in Spain is approximately 800 thousand tonnes of potash and is expected to reach a capacity of 1 million tonnes once the Company completes ramp-up and location adjustments.

In June 2020, the activity at the Sallent site (Vilafruns mine) was discontinued, which led to a write off in the amount of $12 million attributed to fixed assets. Due to Vilafruns being placed on a care and maintenance basis with the expectation to vacate the Sallent site, the resources at this mine have remained static over the past three years. Vilafruns is not considered material to the Company’s business or financial condition.

ICL Group Limited 140

Production

The following table sets forth the amount of the total mine production of potash at the Suria plant in ICL Iberia, for the three years ended December 31, 2022, 2021 and 2020:

Potash Production at Suria Plant
2022	2021	2020
Ore hoisted from Cabanasses mine	2,928	2,534	1,874
Ore hoisted from Vilafruns mine	-	-	484
Total (kt)	2,928	2,534	2,358
Head Grade % KCl	25.3%	26.4%	24.2%
KCl Produced (kt)	680	614	518
Product Grade % KCl	95.3%	95.5%	95.5%

(1)	Potash at Vilafruns mine was extracted until June 30, 2020.

Property Values

As of December 31, 2022, the overall book value of the property, plant and equipment of the Cabanasses mine amounted to about $655 million.

The following table sets forth the amount of the total mine production of potash at the Sallent plant in ICL Iberia, for the three years ended December 31, 2022, 2021 and 2020. Since June 2020, the activity at the Sallent site was discontinued and the Vilafruns mine was put into care and maintenance.

Potash Production at Sallent Plant
2022	2021	2020
Ore hoisted from Vilafruns mine	-	-	277
Total (kt)	-	-	277
Head Grade % KCl	-	-	22.4%
KCl Produced (kt)	-	-	54
Product grade % KCl	-	-	95.5%

(1)	Potash at Vilafruns mine was extracted until June 30, 2020.

Property Values

As of December 31, 2022, the overall book value of the property, plant and equipment of Sallent site amounted to about $3.4 million, Villafruns mine has been fully impaired.

Mineral Resource Estimate

Mineral Resource classification was set in the block model by ICL Iberia, using wireframe perimeters to outline the extent of mineralisation. The Mineral Resource classification methodology considers the confidence in the drillhole data, the geological interpretation, geological continuity, data spacing and orientation, spatial grade continuity and confidence in the Mineral Resource estimation process. Areas identified as being below a cut-off grade of 10% KCl and areas of low seam thicknesses are also considered by ICL Iberia as non-recoverable.

ICL Group Limited 141

Measured Mineral Resources are classified based on a drill spacing of 80 - 100m. Indicated Mineral Resources are classified based on a drill spacing of up to 1,700m and within areas covered by seismic survey. Inferred Mineral Resources include the remaining area of the licenses and covered by seismic survey with some limited surface drilling.

In estimating the cut-off grade, resources and reserves, an average of the previous three years’ market prices of $348 FOB per tonne as of December 31, 2022, and operating costs are used for the assessment of economic potential.

In estimating the cut-off grade, resources and reserves, an average of the previous three years’ currency exchange rates of €0.89 per dollar as of December 31, 2022, is used in the assessment of economic potential.

Cabanasses – Summary of Potash Resources at the end of the fiscal year ended December 31, 2022, based on three-year average price used to calculate the resources and reserves: $348 FOB per tonne.

Resources
Amount (Mt)	Grades/qualities (KCl)	Cut-off grades (KCl)	Metallurgical recovery (KCl)
Measured mineral resources	73.3	25.1%	10%	86.5%
Indicated mineral resources	49.5	24.0%
Measured + Indicated mineral resources	122.8	24.7%
Inferred mineral resources	263.5	27.0%

(1)	Mineral Resources are reported exclusive of any Mineral Reserves.

(2)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(3)	Mineral Resources for Cabanasses have been estimated in accordance with the guidelines of the JORC Code (2012).

As of December 31, 2022, Cabanasses had 386.3 Mt of potash mineral resources compared to 465.8 Mt as of December 31, 2021, a decrease of 17% that resulted from engineering studies which confirmed that areas of the Inferred Resources lay within the boundaries of local villages and the river course and were consequently no longer considered to have reasonable prospects of extraction, as well as an upgrade of prior Inferred Resources to Indicated Resources and those to Probable Reserves due to a 2022 drilling campaign and subsequent updated mine design.

The mineral resources estimate for Cabanasses is based on factors related to geological and grade models and the prospects of eventual economic extraction. For further discussion of the material assumptions relied upon, please refer to Section 11.3 of the Technical Report Summary filed as an exhibit to the 2021 Annual Report.

ICL Group Limited 142

Vilafruns – Summary of Potash Resources at the end of the fiscal year ended December 31, 2022, based on three-year average price used to calculate the resources and reserves: $348 FOB per tonne.

Resources
Amount (Mt)	Grades/qualities (KCl)	Cut-off grades (KCl)	Metallurgical recovery (KCl)
Measured mineral resources	12.6	31.0%	10%	86.5%
Indicated mineral resources	9.4	32.1%
Measured + Indicated mineral resources	22.0	31.5%
Inferred mineral resources	30.7	28.9%

(1)	Mineral Resources are reported exclusive of any Ore Reserves.

(2)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(3)	Mineral Resources for Vilafruns have been estimated in accordance with the guidelines of the JORC Code (2012).

As of December 31, 2022, Vilafruns had 52.7 Mt of potash mineral resources which was unchanged from the 52.7 Mt as of December 31, 2021, due to the Sallent site being put into care and maintenance in 2020. The mineral resources estimate for Vilafruns is based on factors related to geological and grade models and the prospects of eventual economic extraction. For further discussion of the material assumptions relied upon, please refer to Section 11.3 of the Technical Report Summary filed as an exhibit to the 2021 Annual Report.

Mineral Reserve Estimate

The parameters used in determining the cut-off grade take into consideration geology (continuity, structure), mining method, mining dilution, plant utilization, technical feasibility, operating costs, and historical, as well as current product prices. The calculation involves a computerized geological block model using both the drilling data from the underground drilling campaign and from the exploratory surface drilling, together with underground drilling work carried out on a regular basis, amounting to around 31,692 meters drilled in 2022. Surface drilling has been conducted at different times over the last decades. The KCI grade is interpolated using inverse distance method (ID2). Zones that are potentially mineable are defined, considered the thickness, the grade, and the structure of the ore seams. Modifying factors are based on historic data for “Dilution”, “mining recovery” and “cut-off grade” of 19% KCl etc. are applied. This data is provided to the Mine Planning Dept. to spatially define the mine planning of access tunnels to all mineable blocks and then mining fleet activity scheduling to plan the life-of-mine.

The cut-off grade calculations are made by economists in ICL Iberia's finance department. The calculation considers long-run forecast of selling prices, costs and expected ore production under the Long-Range-Plan. A conservative approach in the selling prices was chosen.

The proven and probable reserves above the cut-off grade were obtained taking into consideration the mining method, mining recovery, mining dilution, selective mining, geological conditions and in plant recovery, based on ICL Iberia’s historical data. The mining recovery and dilution factors, which are required in the conversion of resources to reserves take into consideration the mining method and the geological conditions in the mine and consist of historical yield data based on 20 years of operations at the mines. The mining recovery ranges from approximately 25% to 60% by ICL Iberia’s “room and pillar” modified layout. The reserve quantity (in tonnes) and grade are quoted as those that are expected to be delivered to the treatment plant and are subject to metallurgical recovery factors. Metallurgical recovery factors consist of historical yield data and are based on the previous ten years. A processing plant recovery of 86.5% is used an increase from previous years which is due to installation of additional equipment and upgrades to recovery systems. The incremental increase in recovery is consistent with the current performance and the operational improvements. The final product is well over 95.5% KCl to avoid quality losses.

ICL Group Limited 143

Cabanasses – Summary of Potash Reserves at the end of the fiscal year ended December 31, 2022, based on a three-year average price used to calculate resources and reserves of $348 FOB per tonne.

Amount (Mt)	Grades/qualities (KCl)	Cut-off grades (KCl)	Metallurgical recovery (KCl)
Proven mineral reserves	29.8	24.8%	19.0%	86.5%
Probable mineral reserves	66.9	25.7%
Total mineral reserves	96.7	25.4%

(1)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(2)	Mineral Reserves for Cabanasses are classified in accordance with the guidelines of the JORC Code (2012).

As of December 31, 2022, Cabanasses had 96.7 Mt of potash Mineral Reserves compared to 90.6 Mt as of December 31, 2021 net increase of 7% mainly due to the addition of Probable Reserves (derived from Indicated Resources transferred from Inferred Resources), because of the exploratory drilling done in 2022.

The life of the mine at Cabanasses is approximately 22 years, based on reserves of approximately 96.7 million tonnes (given the annual average mining rate of around 4.5 million tonnes which excludes salt mining for construction of underground infrastructure).

There are no Mineral Reserves for Vilafruns as of December 31, 2022, which is unchanged as of December 31, 2021, due to the discontinuation of activity at the Sallent site and Vilafruns mine being put into care and maintenance.

Logistics

ICL Iberia transports by conveyor belt the excavated ore from the Cabanasses mine to the production plant. The final products potash and salt are transported from the plant to its customers mainly by trucks and trains to the local market, and via railway to Barcelona port to the overseas markets.

A designated railway line is used to transport potash and salt from the Súria processing plant to the Barcelona port. Most of ICL Iberia's shipments are made via a terminal it owns at the port of Barcelona (Trafico de Mercancias – Tramer). ICL Iberia owns and maintains approximately 1.5 kilometers of standard gauge railway at the Suria plant that connect to the regional rail network. In 2022 up to seven trains left daily with a total payload capacity of 800 tonnes, spread out over about 21 freight cars. The rail route for potash transport from Suria to the terminal in the port of Barcelona includes a rail route of about 80 kilometers. The production site (Suria) has one rail load out system for the rail to port transport systems. The train traction engine and part of the bulk freight car rolling stock is operated by the owner and operator FGC (Ferrocarrils de la Generalitat de Catalunya).

ICL Group Limited 144

ICL Iberia owns and operates its own port facilities through its subsidiary, Tráfico de Mercancias, S.A. (Tramer), which consist of bulk potash and salt storage facilities, including freight car and rail truck conveyor unloading facilities and product storage warehouses.

The facilities at the port of Barcelona are managed by ICL Iberia’s subsidiary Tramer and comprise an area of 866,407 square feet divided into three zones.

As part of the plan for increasing ICL Iberia's production capacity, upgrades are being made to the logistical infrastructure at the Suria Site and in the Cabanasses mine (entrance decline into the mine, commissioned in 2021), the factories and the Company's berth at the Barcelona port, in such a manner that will allow production, transport and export of about 2.3 million tonnes of potash and salt per year.

Rotem Amfert Israel (ICL Rotem)

Overview

Rotem Amfert Negev Limited (“ICL Rotem/Rotem Israel”), a limited liability company and wholly owned subsidiary of ICL, retains three sites of phosphate open-pit mines (Rotem, Oron, and Zin) in the Negev desert region of southern Israel, each with its own beneficiation plant. Since 2021, ICL Rotem has operated only two of its phosphate open-pit mines (Rotem and Oron), due to the discontinuation of its mining activities at Zin in 2020. The Rotem operation is located approximately 17 kilometers to the south of the town of Arad and east of the town of Dimona, at approximately latitude 31°04’00”N and longitude 35°11’50”E. The Oron and Zin operations lie to the southeast of the town of Yeruham. Oron is approximately centered on the geographic coordinates: latitude 30°54’00”N and longitude 35°00’59”E. The Zin operation is approximately centered on the geographic coordinates: latitude 30°50’35”N and longitude 35°05’22”E. These sites are accessible by road and rail.

Figure 4: Location of the Rotem, Oron, Zin, and DSW Properties (Israel)

ICL Group Limited 145

Israel has a well-established and high-quality road network making travel and access within the country, and to the ICL properties, straightforward and efficient. Rotem is 150 kilometers by road from Ashdod, a Mediterranean port, via Route 258 and Highways 25 and 40. The Zin mine is located at the end of the current rail network in the Negev desert. It is linked via an internal private haul road to the Oron mine which is 10 kilometers from Zin. All three sites of ICL Rotem are connected by rail to the port of Ashdod on the Mediterranean and by road to the port of Eilat on the Red Sea. Exports are mainly handled via Ashdod, where ICL has its own dedicated facilities, though exports to Asia Pacific are usually handled via Eilat.

Mining Concessions and Lease Agreements

Rotem Israel has been mining phosphates in the Negev in Israel for more than sixty years. Mining is conducted in accordance with phosphate mining concessions, which are granted from time to time by the Ministry of Energy under the Mines Ordinance, by the Supervisor of Mines, as well as mining authorizations issued by the Israel Lands Authority. The concessions relate to quarries (phosphate rock), whereas the authorizations cover the use of land as active mining areas.

Historically, two separate mining concessions were held by ICL Rotem for its operations: (1) Rotem Field (including the Hatrurim Field located 5 kilometers northeast of Rotem), and (2) Zafir Field (Oron and Zin).

In December 2021, the Ministry of Energy granted Rotem Israel an extension to a unified concession (which includes all Rotem's mining fields) for an additional three years until the end of 2024. The Company has been successful in renewing its concessions Since 1952.

Rotem Israel has two lease agreements in effect until 2024 and 2041 and an additional lease agreement of the Oron plant, which expired in 2017. As of the reporting date, the Company has an agreement in principle, with the Israel Land Authority - Southern Region, regarding the receipt of a license agreement for Oron plant until the year 2025, which is subject to the approval of the Israel Land Authority management.

Mining Royalties

As part of the terms of the concessions, in respect of mining of phosphate, Rotem Israel is required to pay the State of Israel royalties based on a calculation as stipulated in the Israeli Mines Ordinance.

In accordance with the Mines Ordinance, the royalty rate for production of phosphates is 5% of the value of the quarried material.

Under the terms of the concessions and in order to continue to hold the concession rights, Rotem Israel is required to comply with additional reporting requirements, in addition to the payment of royalties.

Planning and Building

Mining and quarrying activities require a zoning approval of the site based on a plan in accordance with the Israeli Planning and Building Law, 1965. Such plans are updated, as needed, from time to time. As of the reporting date, there are various requests at different stages of deliberations pending for consideration the planning authorities.

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

ICL Group Limited 146

In addition, part of the Company’s efforts to locate phosphate rock resources in Israel, in January 2022, the Ministry of Energy granted Rotem Israel an exploration license for phosphate in an area of 263 acres, north of the Oron Concession. In December 2022, following the completion of a geological survey, the Company received a discovery certificate, which gives it the exclusive right to request a mining license in that area. The Company is working to apply for a concession for approximately 76.6 acres and activity thereon is expected to continue at least until 2025. As such, the Company has not accounted for any resources and reserves for the Oron North area. An additional area, where the Company is working to promote a plan for Phosphate mining, is the Barir field, which is located to the northwest of Rotem. However, currently no mining concession exists for this area. There is no certainty regarding the timelines for the submission of the plan, its approval, or further developments with respect to the Barir field site.

For further information regarding Rotem Israel's royalties, tax, planning and building proceedings, leases, and other matters, and for a description of certain risks relating to Rotem Israel's concession, see Note 18 to the Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors”, respectively.

Operations

ICL currently operates large surface phosphate mining sites at Oron and Rotem, which are in the southern part of Israel in the Negev region. In addition, the Company has plans to resume mining in Zin mine subject to business requirements. The mineral reserves will be processed at the Rotem facility.

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

The method of mining in the Negev is by the conventional open pit method, using drilling and blasting, hydraulic excavators and rigid dump trucks or dozers with rippers for overburden removal, and front-end loaders and trucks for mining phosphate. Each mine site has varying numbers and thicknesses of over burden, inter burden and phosphate rock layers, so that the size of the mining equipment conforms to the mining sites and the operating requirements. In all the mines, stripping of the waste material and mining of the phosphate are performed by entirely conventional methods. The Company is committed to continuing restoration work, as it has done to date, at all its mines.

All three sites have associated processing plants, which include crushing, grinding and floatation processing methods. The processing plants at Rotem and Oron are currently operational, while production at Zin was discontinued in 2020. At the Rotem processing plant (located in Mishor Rotem), additional processing facilities are also present and include two sulphuric acid plants, three green phosphoric acid plants, a white phosphoric acid plant, three superphosphate plants, two granular fertilizer plants and an MKP plant. Most of the production is used to produce phosphoric acid and fertilizers.

ICL Group Limited 147

The plants in Mishor Rotem are powered primarily from electricity generated by the Company at its sulphuric acid plants, gas combustion from the national gas network (recently replacing oil shale) and by the national grid. All the power utilized by the Oron beneficiation plant is purchased from the national grid in Israel. All water used by the site is supplied and approved for industrial use by the state authorities.

For further information and description of certain risks relating to the mining operation at the Negev Desert, see Note 18 to the Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors”, respectively.

Production

The following table sets forth the amount of the total mine production of phosphate ore at the Company’s mines in the Negev Desert supplied to the beneficiation plants for the three years ended December 31, 2022, 2021 and 2020:

Year Ended December 31,
2022	2021	2020
Tonnes mined (kt)	4,488	4,893	6,263
Grade (%P2O5 before / after beneficiation)	26% / 32%	26% / 32%	26% / 32%

The following table sets forth the approximate amounts of product produced after processing by our operations in the Negev Desert for the three years ended December 31, 2022, 2021 and 2020:

Product Produced after processing at Negev Operations (kt)
2022	2021	2020
Phosphate Rock	2,170	2,431	3,090
Green Phosphoric Acid	508	531	544
Fertilizers	1,044	1,082	920
White Phosphoric Acid (WPA)	176	168	171
Specialty Fertilizers	95	72	70

Property Values

As of December 31, 2022, the overall book value of the property, plant and equipment of ICL Rotem, amounted to about $789 million.

Mineral Resource Estimate

The reported P2O5 grade is intended for the phosphate rock product, after physical beneficiation (usually dis-aggregation, sieving and sizing), designed to replicate actual plant performance. The reported grade and tonnages, organic matter and chlorine contents are designated for the in-situ material.

At Rotem and Zin, future resources are in the deeper, more steeply dipping, or remote parts of the deposits. They have higher average stripping ratios and ore haulage distances than do those at the older, smaller, and more compact mining operations at Oron. In general, production is progressively toward deeper pits.

ICL Group Limited 148

The phosphates are classified by ICL Rotem based on levels of organic content (resulting from the presence of micro-organisms and algae) during formation of the phosphate deposits. The classification is as follows: White (<0.25% organic matter), Low Organic (0.25 to 0.35% organic matter), Brown and High Organic (>0.35 to 1.0% organic matter) and Bituminous (>1.0% organic matter). Areas closest to the center of the depositional basins are generally associated with highest levels of organic content.

The organic content of the phosphates dictates the processing methods and final products as follows:

•	White phosphate from Oron is typically used for higher added value products such as white phosphoric acids (WPA) for food applications.

•	Low organic from Rotem is typically used in green (impure) phosphoric acids for agricultural applications.

•
Significant brown phosphate resources (70 million tonnes) exist at Oron and pilot trials are on-going to confirm a process route to produce green phosphoric acid from brown phosphate rock. As such, no Mineral Reserves are currently reported for the brown phosphate.

•
Bituminous phosphates from Rotem are mined from the deposit and used to produce fertilizers Significant bituminous phosphate resources (150 million tonnes) exist within the deeper parts of the Rotem deposit. However, these have not been mined due to the presence of thick overburden (10 to 50 meters) which contains oil shale. The oil shale contains 12% to 21% organic matter and is susceptible to spontaneous combustion when exposed by mining. This material is therefore not currently mined or stockpiled by ICL Rotem. As such, no Mineral Reserves are currently reported for most of the bituminous phosphate at Rotem. Research is being undertaken regarding the possibility of stockpiling the overburden using capping. An additional research to produce green acids and WPA from bituminous phosphate is being undertaken and further testing is required to confirm if a suitable process route can be found.

The deposits have been extensively explored by surface exploration drilling using rotary percussion methods. Core drilling is occasionally undertaken when additional geological information is required. Drilling is initially undertaken on 200 to 250 meters spacing and then infilled on 50 to 70 meter spacing.

In determining these Reserves and resources, a cut-off grade of 20% to 25% P2O5 was applied, depending on the processing characteristics of the phosphate rock and the existing mineral processing method. The cut-off grade differs for each mine in accordance with the beneficiation process and enrichment capacity. A cut-off grade of 20% P2O5 and lower was applied at Oron, after it was proven that the required quality can be reached. A cut-off grade of 23% P2O5 was applied at Zin, and a cut-off grade of 25% P2O5 was applied at Rotem. The cut-off grade for Oron is lower because the Oron plant has the appropriate beneficiation process for phosphate rock with limestone, which characterizes the white phosphate and, therefore, the beneficiation process, through the flotation process, is extremely efficient. The cut-off grade for the Rotem mine is higher because the beneficiation process has a limited grinding and flotation system, and only medium to high-grade phosphate can be fed (which is appropriate for the existing reserves at Rotem). The cut-off grade for Zin is slightly higher than that of Oron because of the presence of marl and clay at Zin, which reduces the efficiency of the enrichment process.

In estimating the cut-off grade, resources and reserves, an average of the previous three years’ market prices and operating costs are used for the assessment of economic potential.

ICL Group Limited 149

In estimating the cut-of grade, resources and reserves, an average of the previous three years’ currency exchange rates of NIS 3.34 and €0.89 per dollar as of December 31, 2022 are used in the assessment of economic potential.

Rotem, Zin, and Oron – Summary of Phosphate Mineral Resources at the end of the fiscal year ended December 31, 2022, based on the following three-year average FOB Ashdod market prices: $963 per tonne of green phosphoric acid, $2,019 per tonne for WPA, $1,645 per tonne for MKP, and $206 per tonne for GSSP.

Category	White Phosphate	Low Organic Phosphate	High Organic & Bituminous Phosphate	Total	Average Grade (P2O5)	Cut-off Grades (P2O5)	Metallurgical Recovery (P2O5)
(millions of tonnes)
Rotem	Measured	-	-	156.7	156.7	27.5%	25%	54%
	Indicated	-	-	10.0	10.0	26.0%
	M + Ind	-	-	166.7	166.7	27.4%
	Inferred	-	-	-	-	-
Zin	Measured	-	3.0	35.7	38.7	26.8%	23%	56%
	Indicated	-	-	-	-	-
	M + Ind	-	3.0	35.7	38.7	26.8%
	Inferred	-	-	-	-	-
Oron	Measured	-	-	70.0	70.0	27.5%	20%	59%
	Indicated	-	-	-	-	-
	M + Ind	-	-	70.0	70.0	27.5%
	Inferred	-	-	-	-	-
Total	Measured	-	3.0	262.4	265.4	27.4%
	Indicated	-	-	10.0	10.0	26.0%
	M + Ind	-	3.0	272.4	275.4	27.3%
	Inferred	-	-	-	-	-

(1)	Mineral Resources are reported exclusive of any Mineral Reserves.

(2)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(3)	Mineral Resources for Rotem, Zin, and Oron are classified in accordance with the Pan European Reserves and Resources Reporting Committee (PERC) Standard for Reporting of Exploration Results (2021).

(4)
The reported Mineral Resource estimate was constrained by limiting polygons for the purpose of establishing reasonable prospects of economic extraction based on potential mining, metallurgical and processing grade parameters identified by mining, metallurgical and processing studies performed to date on the project.

As of December 31, 2022, ICL Rotem had 275.4 Mt of phosphate resources compared to 257.7 Mt as of December 31, 2021, an increase of 7%. The Company is studying the optimal use of the Mineral Resources for the mines at Rotem, Zin, Oron and the mineral processing plant at Rotem. It is common during technical and economic studies on Resources and Reserves to reclassify the applicable portion of the Reserves to Resources. As such, 17.7 Mt of high organic and bituminous Reserves for fertilizer production was reclassified to Resources. The optimization study and revised Resources and Reserves statement is expected to be ready towards the end of 2023.

ICL Group Limited 150

The Mineral Resources estimate for ICL Rotem is based on factors related to geological and grade models and the prospects of eventual economic extraction. For further discussion of the material assumptions relied upon, please refer to Section 11.4 of the Technical Report Summary filed as an exhibit to the 2021 Annual Report.

Mineral Reserve Estimate

For purposes of determining the cut-off grade, utilization and quantities parameters, consideration was given to geology factors (continuity, structure), mining methods, mining dilution, plant utilization, technical feasibility, operating costs, and historical, as well as current product prices. The parameters employed in the calculation are as follows: on site tonnes (multiplying area by layer thickness and phosphate density), recoverable tonnes (tonnes of mineral which can be mined, taking into account mining dilution), mineable tonnes (recoverable tonnes from which the tonnes produced are deducted), stripping ratio (the quantity of waste removed per tonne of phosphate rock mined), planned dilution, cost per tonne for mining, cost per tonne including reclamation, and unplanned dilution (7%-15% unplanned dilution is taken into account based on the data from the mining operation and the data from problematic areas). Rotem Israel’s yearly mining plan is not determined by the minimum cut-off grade, and fluctuations in commodity prices rarely affect its cut-off grade.

The cut‑off grade calculations come from historical yield data and Rotem’s historical experience with mining. They are calculated and modeled by its geologists, operation engineers and economists. The calculation takes the ore grade in‑situ, converts it into extracted ore with ICL Rotem mining methods, and estimates the plant yield depending on the grade. Economic modeling then gives the cut‑off figures currently used by ICL Rotem.

The proven reserves above the cut‑off grade were obtained from the calculated on‑site resources taking into consideration the mining method, the rate of mining dilution, and in‑plant recovery, based on ICL Rotem’s historical data. To convert the resources into reserves, an account is taken separately, of the mining dilution rate, mining method and geological conditions, including historical yield data, based on the previous five years’ operational data. The mining dilution rate in the Company's mines in Israel’s southern region is 2.5% and takes into account the continuity of the layers and the geological structure. The quantity and grade of the calculated reserves are those that are expected to be transferred to the processing plant and are subject to recovery indices in the utilization plant. Each of the three plants at the mines has been developed over the past few decades for the optimum upgrading of the phosphate rock to concentrate ore containing typically 31% to 32% P2O5. The conversion ratio for most of the phosphate layers is 1.8 tonnes for every 1 cubic meter, whereas a conversion ratio of 2.0 tonnes per cubic meter is used for hard, calcareous beds. These factors are used based on experience and are considered to be reasonable.

The Company continues to check the adaptation of various potential types of phosphate rock to produce phosphoric acid and its downstream products, as part of an effort to utilize and increase existing phosphate reserves. In 2023, the Company will further analyze additional types of phosphate through R&D, pilots, plant testing activities and other economic feasibility assessments.

ICL Group Limited 151

In 2019, additional areas in the Rotem mine were defined as low organic content. There was also a reassessment of the overburden ratio in some areas of the mine. In addition, at the Oron mine, more precise mining was utilized. A potential area in Tamar field (part of the Rotem mine) is being examined for suitable mining methods that could result in future additions to the Company reserves.

•
Oron mine: The life of the mine at Oron is approximately 2.3 years based on a reserve of 6.1 million tonnes of white phosphate and an annual average mining rate of 2.7 million tonnes white phosphate. The Oron reserves of low organic phosphate can be used as part of the future raw materials for MGA production at ICL Rotem and for other downstream products.

•
Rotem mine: The life of the mine at Rotem is approximately 3.9 years based on reserves of nominally 7.0 million tonnes of low organic/low magnesium phosphate (given the current annual mining volume). The low‑organic, low-magnesium phosphates are suitable for phosphoric acid production. The annual average mining rate for the low-organic/low-magnesium phosphate at Rotem is 1.8 million tonnes per year.

•
Zin mine: In mid-2020, the Company discontinued the mining and processing activities at Zin, while the mine restoration at the site continues. When mining restarts, the life of mine at Zin is expected to be approximately 6.9 years based on a reserve of 12.4 million tonnes of low organic phosphate and an annual average mining rate of 1.8 Mt. The Zin reserves of low organic phosphate can be used as part of the future raw materials for MGA production at ICL Rotem and for other downstream products.

Rotem, Zin, and Oron – Summary of Phosphate Mineral Reserves at the end of the Fiscal Year Ended December 31, 2022, based on the following three-year average FOB Ashdod market prices: $963 per tonne of green phosphoric acid, $2,019 per tonne for WPA, $1,645 per tonne for MKP, and $206 per tonne for GSSP.

Category	White Phosphate	Low Organic Phosphate	High Organic & Bituminous Phosphate	Total (Mt)	Average Grade (P2O5)	Cut-off Grades (P2O5)	Metallurgical Recovery (P2O5)
(millions of tonnes)
Rotem	Proven	-	7.0	11.6	18.6	28.1%	25.0%	54%
	Probable	-	-	-	-
Zin	Proven	-	12.4	-	12.4	24.8%	23.0%	56%
	Probable	-	-	-	-
Oron	Proven	6.1	3.0	-	9.1	23.1%	20.0%	59%
	Probable	-	-	-	-
Total	Proven	6.1	22.4	11.6	40.1	25.9%
	Probable	-	-	-	-

(1)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(2)	Mineral Reserves for Rotem, Zin, and Oron are classified in accordance with the Pan European Reserves and Resources Reporting Committee (PERC) Standard for Reporting of Exploration Results (2021).

As of December 31, 2022, ICL Rotem had 28.5 Mt of white and low organic phosphate reserves (suitable for acid production), compared to 32.5 Mt as of December 31, 2021, a decrease of 12%. This decrease was due to depletion arising from mining at Rotem and Oron.

ICL Group Limited 152

High organic & bituminous phosphate reserves (suitable for fertilizer production) at Rotem increased from 10Mt to 11.6 Mt (an increase of 16%) due to additional areas of bituminous (0.6 Mt) and Hatrurim high Mg (1.0 Mt), partially offset by depletion from mining. At Zin there was a reduction of Reserves due to the transfer from Reserves to Resources, as previously mentioned.

Assumptions regarding the technical parameter analysis, forecasted product prices, production costs, permitting decisions, or other factors may positively or negatively affect reserves estimates.

Logistics

Most of ICL’s products, whether in a solid or liquid state, are transported in bulk from Rotem and Oron by road or rail to either the Ashdod port or by road to the Eilat port. From Eilat, ICL’s products are transported by ship to markets in Asia Pacific, and from Ashdod, they are transported by ship to Europe, South America and the US.

Within the Rotem site, there is a rail loading facility that typically loads up to 30 wagons for each delivery. Approximately 1.35 million tonnes of products per year are transported by rail to the Ashdod port, about 250 thousand tonnes by road to the Ashdod port and about 50 thousand tonnes are transported by road to the port of Eilat.

ICL Tovala is responsible for transporting phosphate rock between processing facilities in road-going rigid trucks and trailers. Each trailer has a payload of 40 tonnes. In 2022, about 1.5 million tonnes of phosphate rock were transported from the Oron processing plant by truck for additional processing.

From the Ashdod port, approximately 650 thousand tonnes of sulphur are transported to Rotem each year. Sulphur arrives at the port of Ashdod from overseas, where it is loaded onto road‑going trucks and transported to the Company’s sulphur dispatch, situated at a distance of 5 kilometers. At the depot, it is loaded into rail cars and then transported to Mishor Rotem.

ICL Group Limited 153

Dead Sea Works

Overview

Figure 5 : Location of the DSW, Rotem, Oron and Zin Properties (Israel)

Dead Sea Works Ltd (DSW) is located on the south-west shore of the Dead Sea’s southern basin. It is one of the world’s largest producers and suppliers of potash products, in addition to a range of chemical products. The main product produced at the plant is muriate of potash (MOP) for use as agricultural fertilizer. DSW has 37 ‘ponds’ covering an area of 146.7 sqkm and associated processing facilities.

The DSW processing facilities are approximately centered on the geographic coordinates: latitude 31°02’18”N and longitude 35°22’15”E. The Dead Sea region is the lowest point on the earth’s surface.

Water from the northern Dead Sea basin is pumped into evaporation ponds, which cause the carnallite to precipitate out of solution, sink and deposit on the bottom of the ponds. A barge harvests the carnallite and pumps this solution to processing facilities located at the southern end of the site.

DSW is located alongside Highway 90 which runs broadly north – south from the port of Eilat in the south, northwards alongside the Dead Sea and onwards through Tiberias near the Sea of Galilee in the north of the country. Products from DSW are transferred to either the port of Ashdod (on the Mediterranean Sea) or port of Eilat (on the Red Sea).

Mining Concessions and Lease Agreements

Pursuant to the Israeli Dead Sea Concession Law, 1961 (hereinafter – the Concession Law), as amended in 1986, and the concession deed attached as an addendum to the Concession Law, DSW was granted a concession to utilize the resources of the Dead Sea and to lease the land required for its plants in Sodom for a period ending on March 31, 2030. According to the Concession Law, should the government decide to offer a new concession after the expiration date, to another party, it will first offer the new concession to DSW on terms that are no less attractive than those it may offer to that party.

The concession covers a total area of 652 sqkm, including the evaporation ponds that cover an area of 146.7 sqkm.

ICL Group Limited 154

In accordance with section 24 (a) of the Supplement to the Concession Law, it is stated, among other things, that at the end of the concession period all the tangible assets located in the concession area will be transferred to the government, in exchange for their amortized replacement value – the value of the assets as if they are purchased as new at the end of the concession period, less their technical depreciation based on their maintenance condition and the unique characteristics of the Dead Sea area. Pursuant to section 24 (b) of the Supplement to the Concession Law, it is stated that capital investments made during the 10-year period prior to the end of the concession require the prior consent of the Government, unless they can be fully deducted for tax purposes before the end of the concession period. However, the Government's consent to any fundamental investment that may be necessary for the proper operation of the plant will not be unreasonably delayed or denied. In 2020, an agreement was concluded between the Company and the Israeli Government for the purpose of implementing section 24(b).

The agreement determines, among other things, the manner of examining new investments and the consent process. In addition, the agreement determines the Company's commitment to invest in fixed assets, including for preservation and infrastructure, as well as for ongoing maintenance of the facilities in the concession area (for the period beginning in 2026) and the Company's commitment to continue production of potassium chloride and elemental bromine (for the period commencing 2028), all subject to the conditions specified in the agreement. Such commitments do not change the way the Company currently operates. The Company engages with the Israeli Government in accordance with the agreement and obtains investment approvals as required.

In consideration of the concession, DSW pays royalties and lease rentals to the Government of Israel and is subject to the Law for Taxation of Profits from Natural Resources, on addition to regular income tax.

For further information regarding ICL Dead Sea royalties, tax and other matters, see Notes 15 and 18 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors.

Operations

The concentration of minerals extracted from the Dead Sea (including potash and bromide), constituting the raw materials for production, is gradually increasing due to the hydrological deficit experienced by the Dead Sea over the past 40 years.

ICL’s extraction of minerals from the Dead Sea begins with an evaporation process facilitated by the hot and dry desert climate of the Dead Sea region. Due to the hydrological deficit, the sea is declining at a rate of over 1 meter per year and is currently about 436 meters below sea level. As a result, the Dead Sea is divided into two parts: the natural Northern Basin and the Southern Basin where dams and artificial evaporation ponds have been constructed.

The production process begins with the pumping of brine from the Northern Basin into the evaporation ponds in the Southern Basin (about 15 kilometers) using the Company’s pumping station. In 2022, ICL pumped approximately 473 million cubic meters of water from the Northern Basin into the evaporation ponds, of which, approximately 310 million cubic meters of brine were returned at the end of the process to the Northern Basin. In 2022, the Company produced approximately 4.0 million tonnes of potash from the Dead Sea, as well as 178 thousand tonnes of bromine, 21.5 thousand tonnes of metal magnesium, 104 thousand tonnes of salt and 137 thousand tonnes of solid magnesium chloride.

ICL Group Limited 155

Due to the constant decline in the water level (annual average of over 1 meter which has been recorded in recent years), in 2022, the P-88 pumping station was replaced after 21 years of service drawing water from the Northern Basin. During 2021, all the pumping units were assembled, work on raising at settling basin to allow for extensive ground settlement was completed, and the new P-9 pumping station began operating in early 2022.

The evaporation ponds extend over an area of approximately 150 square kilometers and are divided into two sub systems – an array of ponds for precipitating salt (mineral waste from the production process), and a series of ponds for precipitating carnallite (the target mineral constituting a raw material for the production of potash).

The salt pond known as Pond 5 is the largest pond in the series of ponds, at approximately 80 square kilometers. Pond 5 was built during the 1960s by construction of a large dam, where in the center of the dyke surrounding it a partition (separation clay core) was installed for sealing and prevention of potential leakage of solutions. This dam marks the Southern Basin of the Dead Sea on the Israeli side and allowed the continued existence of the Southern Basin due to the system of pumping stations and flowing channels that are operated as part of the industrial operational system of the evaporation ponds. In order to continue and operate Pond 5, the dyke was raised several times during the last 50 years. In 2013, a project that aimed to minimize the seepage from the northern dyke was completed. As part of the project, sheet piles were inserted up to a depth of 33 meters into the ground along a length of 18.6 kilometers. The evaporation processes give rise to concentration of the brines and the precipitation of the salt to the floor of the pond. The remaining brines are rich in potash, magnesium and bromide. These brines are pumped into the systems of other ponds, and as a result of the continued evaporation, the carnallite precipitates. Carnallite is the raw material used for production of potash, metal magnesium and chlorine. The carnallite is harvested by floating barges and is sent, as slurry, to our production plants. The brine from the end of the carnallite ponds is used as a raw material in the production of bromine and magnesium chloride.

The rise of the water level of Pond 5 -

Minerals from the Dead Sea are extracted by way of solar evaporation, whereby salt precipitates onto the bed of Pond 5, located at one of DSW’s sites. The precipitated salt creates a layer on the Pond 5 bed of approximately 16 million cubic meters per year. The production process of the raw material requires that a fixed brine volume is preserved in Pond 5. Failure to maintain a constant volume of brine in Pond 5 could result in a reduction of production capacity. Since the solutions' level maximum height (15.1 meters) was reached at the end of 2021, from 2022 onwards, the solutions' volume in Pond 5 is preserved by way of harvesting the salt ("the Permanent Solution" and/or "the Salt Harvesting Project").

Rising of the water level of Pond 5 above a certain point may cause structural damage to the foundations of hotel buildings situated close to the water’s edge, to the settlement of Neve Zohar and to other infrastructure located along the western shoreline of the Pond. Until the end of 2020, the preservation of the water level in Pond 5 at its maximum height was conducted through a joint project of the Dead Sea Preservation Government Company Ltd., and DSW (which financed 39.5% of the project's cost), for construction of coastline defenses, as part of which the dyke along the western beachfront of Pond 5, across from the hotels, was raised, together with a system for lowering subterranean water. The construction work with respect to the hotels' coastline was completed and currently the Dead Sea Preservation Government Company Ltd. is conducting landscaping work in the intermediate area between two hotel complexes.

ICL Group Limited 156

A "Permanent Solution" was established in the agreement with the Government of Israel in 2012, aiming to provide a defense at least until the end of the current concession period in 2030. The purpose of the agreement was, among others, to provide a permanent solution for the rising water level in Pond 5 and stabilizing it at a fixed level by harvesting salt from the pond and transferring it to the Northern Basin of the Dead Sea. According to the agreement, the planning and execution of the Permanent Solution will be performed through the Salt Harvesting Project by DSW. In addition, the agreement stipulates that from January 1, 2017, the water level in the pond will not rise above 15.1 meters. Nevertheless, in the event of a material deviation from the project's timetables, without the Company having violated its obligations, the Company will be permitted to request raising of the water level above 15.1 meters.

The Company and the State of Israel bear 80% and 20% respectively, of the cost of the Salt Harvesting Project. However, the State's share will not exceed NIS 1.4 billion.

In 2015 and 2016, the National Infrastructures Committee and the Israeli Government, respectively, approved National Infrastructures Plan 35A (hereinafter – the Plan), which includes the statutory basis for establishing the Salt Harvesting Project in Pond 5, and construction of the P-9 pumping station in the Northern Basin of the Dead Sea. As of the reporting date, the water level in Pond 5 remains stable due to the implementation of the salt harvesting project. In addition, in 2022 the P-9 pumping station commenced operation.

For further information, see Note 18 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors.

The receding level of the Dead Sea is not to be confused with the rising water level in Pond 5 discussed above. These two seemingly contradictory phenomena are occurring simultaneously, as Pond 5 is in the Southern Basin at a higher elevation than the main body of the sea lying to its north, necessitating a special pumping station to constantly feed the pond with brine. While the brine level of Pond 5 is rising due to the accumulation of salt on its floor and the continuous pumping of brine from the Northern Basin of the Dead Sea, the water level of the Northern Basin is receding, due to the reduction of the flow from the Jordan river to the Northern basin and evaporation, including evaporation from the ponds of ICL and Arab Potash Company (APC) for their production processes. As a result of the decline of the Dead Sea level, sinkholes in the Dead Sea area are occurring with increasing frequency over recent years. Most sinkholes develop in the Northern Basin of the Sea, where the pumping station and the feeding canal of DSW are located. To protect operational infrastructure, DSW monitors the area and fills sinkholes when they appear.

An additional effect of the decline in the level of the Dead Sea is the erosion of the Arava stream, which flows along the international border between Israel and Jordan. This erosion could endanger the future stability of the eastern dykes in the array of salt and carnallite ponds. The Company is analyzing the situation in order to find solutions for preventing or retarding this occurrence in the long term. The Company continues to conduct ongoing monitoring and activities on site to protect the dykes. As part of these efforts, in 2020 the Company completed the research phase aimed at gathering information for the detailed planning of a project to prevent the continued erosion of the stream. The detailed design was completed in 2022. All work is being implemented with full cooperation from the Arab Potash Company. Prior to commencing the project, relevant permits from the authorities are required, due to the project's engineering complexity, proximity to the border, soil instability and the environmental sensitivity of the entire area. Insofar as it is decided to commence the project, the Company estimates that its completion is likely to take several years.

For further information, see “Item 3 - Key Information— D. Risk Factors.

ICL Group Limited 157

Since 2018, the Company has also been operating a new cogeneration power station in Sodom, Israel. This power station supplies electricity and steam required to support the production of ICL's plants at the Sodom site and sells its surplus electricity to other ICL companies and external customers via the national grid in Israel. It has a capacity of about 330 tonnes of steam per hour and about 230 MWh. The Company is operating the power station concurrently with the older power station, which will continue to operate on a limited basis as a "hot back up". Due to the new plant's operation by natural gas, high efficiency and advanced pollution reduction technologies, the new plant also allows for significant reductions in direct air emissions, including greenhouse gas emissions.

Production

The following table sets forth the amount of our total production at DSW for the three years ended December 31, 2022, 2021 and 2020:

Production (kt)
2022	2021	2020
Potash	4,011	3,900	3,960
Compacting plant	1,561	1,858	1,707
Bromine	178	182	171
Cast Mg	22	18	18

Property Value

As of December 31, 2022, the overall book value of the property, plant and equipment of ICL Dead Sea, as presented in its financial statements, amounted to about $6 billion, which is based on Replacement Cost accounting (as used assets) and supported by an opinion from an independent appraiser.

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

ICL Group Limited 158

Mineral Resource Estimate

DSW is not a typical mining operation with a finite Mineral Resource, explored by drilling, that is estimated and classified. It is also not a typical solution mining operation that would require an assessment of porosity and fluid flow. However, even though the source of brine is renewed to a certain extent by inflow to the northern Dead Sea basin, the resource cannot be considered either fully renewable or infinite, given that there are certain engineering, licensing, and environmental constraints. The Mineral Resource estimate is therefore based on the following steps:

1.	Determination of the pumping rate of brines from the northern Dead Sea area to the lagoons.

2.	Determination of expected recovery of product based upon:

a.	Ability to determine composition and consistency of supply.

b.	Ability to predict consistency of evaporation and mineral precipitation.

c.	Ability to predict consistency of split into various products.

3.	Determination of Mineral Resource classification is based upon:

a.	Any variation in supply composition.

b.	Any variation in return flow of brines to the northern Dead Sea basin to assess efficiency and consistency of process.

c.	Variation in precipitation of mineral amounts.

d.	Accuracy of sonar measurements in determining reconciliation.

4.	Consideration of the length of extraction license held by ICL

5.	Assessment of potential changes to any of the above factors during the remaining length of the license.

Mineral Resources must have reasonable expectations of eventual economic extraction. Therefore, in assessing Mineral Resources for DSW we also consider the length of the license allowing abstraction of waters from the northern Dead Sea basin to DSW.

It is also important to consider future external impact on what is a dynamic hydrological system. The primary factor that could impact the source brines is the continuing descent in the sea level of the northern basin of the Dead Sea and its potential effect on the chemistry of the Dead Sea water. Water deficit, because of reduced inflow, has the result of changing chemistry of the remaining brine. The concentration of KCl has increased over time (at an annual rate of +0.05% over 20 years) and the concentration of NaCl has decreased because of halite deposition in the northern Dead Sea basin. This reduction in water level with associated changes in water chemistry are predicted to continue.

In estimating the cut-off grade, resources and reserves, an average of the previous three years’ market prices of $369 FOB per tonne as of December 31, 2022, and operating costs are used for the assessment of economic potential.

In estimating the cut-off grade, Resources and Reserves, an average of the previous three years’ currency exchange rates of NIS 3.34 per dollar as of December 31, 2022, is used in the assessment of economic potential.

ICL Group Limited 159

DSW - Summary of Potash Mineral Resources at the end of the fiscal year ended December 31, 2022, based on a three-year average price used to calculate the resources and reserves: $369 FOB per tonne.

Classification	Product	Amount (Mt)	Grades/qualities (KCl)	Cut-off Grades (KCl)	Metallurgical Recovery (KCl)
Measured	KCl	225	20%	n/a	100%
Indicated	KCl	1,500	20%
Measured + Indicated	KCl	1,725	20%
Inferred	KCl	445	20%
Total	KCl	2,170	20%

(1)	Potential brine volume is based upon the dynamic brine chemistry, estimated pumping rate from the Northern Dead Sea Basin multiplied by the potential extraction period until the year 2133.

(2)	Mineral Resources are reported exclusive of any Mineral Reserves.

(3)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(4)	Mineral Resources for the DSW are classified in accordance with the Pan European Reserves and Resources Reporting Committee (PERC) Standard for Reporting of Exploration Results (2021).

As of December 31, 2022, DSW had 2,170 million tonnes of potash resources, which is unchanged since December 31, 2021, as there have been no upgrades of resources to reserves as no further geological or hydrological studies have been conducted in 2022. The Mineral Resources estimate for DSW is based on factors related to predictive models following assumed water inflow to the Dead Sea, as well as the prospects of eventual economic extraction. For further discussion of the material assumptions relied upon, please refer to Section 11.5 of the Technical Report Summary filed as an exhibit to the 2021 Annual Report.

Mineral Reserve Estimate

DSW – Summary of Potash Reserves at the end of the fiscal year ended December 31, 2022, based on a three-year average price used to calculate the resources and reserves: $369 FOB per tonne.

Amount (Mt)	Grades/qualities (KCl)	Cut-off grades (KCl)	Metallurgical recovery (KCl)
Proven mineral reserves	159.5	20%	n/a	100%
Probable mineral reserves	-	-
Total mineral reserves	159.5	20%

(1)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(2)	Mineral Reserves for the DSW are classified in accordance with the guidelines of the PERC Code (2021).

As of December 31, 2022, DSW had 159.5 million tonnes of potash reserves compared to 172 million tonnes as of December 31, 2021, a decrease of 7% due to ongoing extracting operations. The Mineral Reserves estimate for DSW may be impacted by material assumptions regarding forecasted product prices, production costs, permitting decisions (most notably the 2030 expiration of the concession, which is assumed to occur for purposes of calculating the reserves; an extension would increase reserves), or other relevant factors that may positively or negatively affect the reserve estimate. For further discussion of the material assumptions relied upon, please refer to Section 12.5 of the Technical Report Summary filed as an exhibit to the 2021 Annual Report.

ICL Group Limited 160

The current life of the mine based on the current concession at DSW is nominally 7.25 years (to March 31, 2030) based on the Mineral Reserve of 159.5 million tonnes and the current annual mining rates. “Mining” is set at 100% recovery and 0% planned dilution.

Logistics

The potash produced at ICL’s Dead Sea facilities is transported by means of a conveyor belt that was built over 18 kilometers to the railhead located at Tzefa in Mishor Rotem, and from there the output is transported to the Ashdod port by train or by truck, or to the Eilat port by truck. Metal magnesium is transported by means of containers that are loaded on trucks from the Company's site in Sodom to the railhead at the Tzefa site. Thereafter, the Company transports the containers to the Haifa/Ashdod ports by means of train.

The port of Eilat is in the far south of Israel on the Red Sea coast. It is approximately 200 kilometers from Sodom and is accessible by road. Shipments exiting the Eilat port are to India and Asia Pacific, whereas sales to Europe, South America and the US exit from the Ashdod port.

YPH China

Overview

Yunnan Phosphate Haikou (YPH), ICL's subsidiary in China, which is equally owned with Yunnan Phosphate Chemicals Group Corporation Ltd. ("YYTH"), holds two phosphate mining licenses that were issued in 2015 by the Division of Land and Resources of the Yunnan district in China: (1) a mining license for the Haikou Mine (hereinafter – Haikou) which the Company operates and which is valid until January 2043, and (2) a mining license for the Baitacun Mine, which is valid until April 2023. In 2022, the Company completed a risk survey to assess the feasibility and profitability of the mining site and is currently working to renew its license for an additional ten years. As such no Mineral Resources or Mineral Reserves are currently stated for Baitacun.

Haikou is an open pit mine located to the west of Haikou Town, in the Xishan district, 30 kilometers south of Kunming City. Haikou is approximately centered on the geographic coordinates: latitude 24°46’33”N and longitude 102°28’29”E. The Baitacun mine, wherein the mining activities have not yet commenced, is located several kilometers from the Haikou mine.

The Haikou mine has been in operation since 1966 and the concession block is spread over 9.6 square kilometers. The Haikou mine is divided into four blocks. The phosphate sources in blocks 1 and 2 have almost been fully depleted. The mining in block 3 began in 2015 and the mining activities in block 4 began at the end of 2017.

ICL Group Limited 161

Figure 6 : Location of Haikou Mine (China)

Mining Concessions and Lease Agreements

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

YPC has undertaken that YPH’s mining rights in the Haikou mine will not be adversely affected by the above-mentioned agreements. It was decided that YPH should conduct further communications with YPC and Lindu Company for the purpose of protecting its legal rights and to urge the parties to reach a fair, just, and reasonable solution to this issue as soon as possible.

For further information regarding the concessions in China including royalties, mining licenses, rights, and other matters, and for a description of certain risks relating to the operations in China, see Note 18 to the Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors”, respectively.

Operations

The phosphate deposits at both mines are part of an extensive marine sedimentary basin of late Precambrian to early Cambrian age. The deposits occur as seams in which the phosphate is situated in two layers – an upper layer and a lower layer. The thickness of the upper layer varies from 2.5 to 11 meters and is about 7.6 meters on average, whereas the thickness of the lower layer, which is less economically significant, varies from 2 to 9 meters and is about 6.1 meters on average. The mining is executed based on layers and quality thereof. Each layer has 3 quality categories: Grade I (highest grade) > 30% P2O5, Grade II- 24%-30% P2O5 and Grade III- 15%-24% P2O5. Structurally, the Haikou mine is moderately complex, which requires precision mining that is accomplished through use of relatively small mining equipment. The phosphate is covered by hard rock layers that require blasting, except for the upper ground level, which is removed and used for reclamation of the mined areas. The phosphate layers are also partially hard and require blasting.

ICL Group Limited 162

The mining in the Haikou Mine is via open mining using conventional methods, by means of drilling and blasting, hydraulic excavators, mining trucks and tractors for mining phosphates.

Phosphate ore is trucked to on-site processing facilities, where it is processed to produce concentrates which are transported to the on-site chemical processing plant (“3 Circle” or “3C”) for processing into saleable products including fertilizers and phosphoric acids. The 3C chemical plant is part of YPH. The saleable products are transported by railway to the ports of Fangchengang and QinZhou.

Mining is undertaken in three stages. In the first stage, mining of the upper ground level is stripped and stored or spread out over mined areas for purposes of reclamation. In the second stage, drilling, blasting, and stripping of the upper overburden level is executed. In the third stage, mining of phosphate is performed by drilling and blasting every layer separately (between which an interburden layer exists with a thickness of 11 meters which is also drilled, blasted and stripped) and the phosphate is then loaded onto trucks and transported to beneficiation plants. The phosphate layers are mined based on three quality categories:

•
Grade I (highest grade) > 30% P2O5 - This category of phosphate is weathered and most of the carbonates have been dissolved. It is soft and easy to mine, requiring no blasting. However, its occurrence is in small patches, requiring highly selective mining. This category comprises less than 10% of the Haikou deposit and is fed directly to the scrubbing plant for processing.

•	Grade II 24%-30% P2O5 – Harder phosphate material requiring blasting and crushing prior to scrubbing. This category comprises around 25% of the Haikou deposit.

•	Grade III 15%-24% P2O5 – This is the hardest rock and requires blasting, crushing, and grinding before further processing.

A layer of interburden with an average thickness of 11 meters is present between the upper and lower phosphate layers and consists of interbedded phosphate (non-economic) bearing sandy dolomite. The upper phosphate layer is in turn overlain by hard siliceous dolomite and the lower phosphate layer is underlain by dolomite.

Based on the patches' appearance of the medium and high-grade phosphate, the mining is performed through use of small mining equipment, trucks with a capacity of 40 tonnes and excavators with a bucket capacity of 3 to 6 cubic meters.

The phosphate is low organic type, and as such it is suitable for phosphoric acid production. Close to the Haikou mine, there are two beneficiation plants for: flotation and scrubbing. Separate processing plants are used for each stage of beneficiation and produce a concentrate at a minimum grade of 28.5% P2O5 that is pumped to the 3C chemical processing plant via a 6.5 km pipeline. These facilities are accessible by roads, and the scrubbing plant is accessible by roads and train. The output of these facilities is designated for the production plants of acids and fertilizers, located several kilometers from the Haikou mine, which include four sulphuric acid factories, three green phosphoric acid factories, one factory for manufacture of technical grade white phosphoric acid, one factory for manufacture of food grade white phosphoric acid and an additional six fertilizer factories. These factories are powered by electricity generated from the sulphuric acid production process, as well as from the national power network. These facilities have been continuously developed and maintained for the last 40 years and are in good condition. The access to the production site is also by road and train.

ICL Group Limited 163

In 2021, the production capacity at Haikou increased due to completion of several projects, including the flotation expansion project. As of the date of this report, capacity increased to 3.4 million tonnes per year, with a capacity to produce 2.2 million tonnes of concentrate per year. In addition, there are two tailings storage facilities (TSFs) that include the Flotation TSF, which receives tailings produced by the flotation plant, and the Gypsum TSF which receives gypsum tailings produced by the 3C chemical plant. In 2022, the Company completed the construction of infrastructure for the expansion of the TSFs and, in April 2022, it received an official certification enabling the expansion of the TSF's area which is required as part of YPH’s ongoing operations plan.

The Haikou site is well connected to the national road and rail network and is connected to the national grid, with the region being a major supplier of hydroelectric power. All water used by the site is supplied and approved for industrial use by the state authorities.

Production

The following table sets forth the amount of total mine production of phosphate ore at the Haikou mine (and the relevant grade) supplied to the beneficiation plants, for the three years ended December 31, 2022, 2021 and 2020:

Year Ended December 31
2022	2021	2020
Tonnes mined (kt)	3,223	2,656	2,400
Grade (% P2O5 before/after beneficiation)	22% / 28%	21% / 28%	21% / 29%

(1)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

The following table sets forth the approximate amounts of product produced after processing by the operations at the Haikou mine, for the three years ended December 31, 2022, 2021 and 2020:

Product Produced after processing at Haikou (kt)
2022	2021	2020
Phosphate Rock *	2,497	2,194	2,044
Green Phosphoric Acid	676	673	632
Fertilizers	611	612	584
White Phosphoric Acid	94	83	71
Specialty Fertilizers	92	76	55

*Figures relate to mined tonnes that are partially processed and include enriched & crushed rock

Property Value

As of December 31, 2022, the overall book value of the property, plant and equipment of Haikou amounted to about $306 million.

ICL Group Limited 164

Mineral Resource Estimate

In estimating the cut-off grade, resources and reserves, an average of the previous three years’ market prices and operating costs are used for the assessment of economic potential.

In estimating the cut-off grade, reserves and resources, an average of the previous three years’ currency exchange rates of 6.69 RMB per dollar as of December 31, 2022, is used for the assessment of economic potential.

YPH Haikou – Summary of Phosphate Mineral Resources at the end of the fiscal year ended December 31, 2022, based on the following three-year average market prices used to calculate the resources and reserves: $453 per tonne for green phosphoric acid (MGA), $1,270 per tonne for white phosphoric acid (WPA), $1,175 per tonne for MKP, $283 per tonne for GTSP, $371 per tonne for NPS, $312 per tonne for MAP 55% and $698 per tonne for MAP 73%.

	Measured		Indicated		Measured + Indicated		Inferred		Cut-off Grades (P2O5)	Metallurgical Recovery (P2O5)
Mining Area	Mt	(P2O5)	Mt	(P2O5)	Mt	(P2O5)	Mt	(P2O5)
Block 1 and 2	0.7	23.0%	0.02	22.4%	0.7	23.0%	-	-	15.0%	89.3%
Block 3	1.6	22.0%	2.2	24.1%	3.8	23.2%	-	-
Block 4	0.7	22.4%	0.2	23.1%	0.9	22.5%	0.2	20.0%
Total	3.0	22.3%	2.3	24.0%	5.3	23.0%	0.2	20.0%

(1)	Mineral Resources are reported on a dry in-situ basis and are exclusive of Mineral Reserves.

(2)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(3)	Mineral Resources for Haikou are classified in accordance with the Pan European Reserves and Resources Reporting Committee (PERC) Standard for Reporting of Exploration Results (2021).

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

As of December 31, 2022, Haikou had 5.46 Mt of phosphate resource which is unchanged since December 31, 2021, as there have been no upgrades of resources to reserves and no further exploration drilling. The mineral resources estimate for Haikou is based on factors related to geological and grade models and the prospects of eventual economic extraction. For further discussion of the material assumptions relied upon, please refer to Section 11.6 of the Technical Report Summary filed as an exhibit to the 2021 Annual Report.

Mineral Reserve Estimate

Haikou mine has 54.5 million tonnes (after deduction of 4.7%: losses 2.8% and dilution 1.9%) of proven reserves of phosphate rock, located in 4 separated blocks (blocks 1-4). The annual average production rate is around 2.45 million tonnes (in 2022 - 3.22 million tonnes were mined). The proven reserves are sufficient for a mine life of approximately 22 years.

The average quality of phosphate is around 21.8% P2O5 and is divided into 3 grades: Grade I (highest grade) > 30% P2O5, Grade II- 24-30% P2O5 and Grade III- 15-24% P2O5. Around 20% of the phosphate has >27% P2O5 and is usually beneficiated in the scrubbing facility, in the flotation plant, or in the grinding facility. The quantities and grades of the calculated Mineral Reserves are those that are expected to be delivered to the processing plant prior to application of metallurgical recovery. The average metallurgical recovery through the processing plant is 89.3%.

ICL Group Limited 165

In determining these reserves, a cut-off grade of 15% P2O5 was applied in accordance with the flotation plant capability to produce usable concentrate rock (28.5% P2O5), which is the average quality required to produce phosphoric acid in the Yunnan region. In practice, the Haikou mine can process and use all the phosphate that exists in the deposit. The phosphate layers’ borders are physically well defined and have low P2O5 content (usually around 5%). All phosphate rock above the cut-off grade is mined.

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

Based on the Company's knowledge, we have all the government approvals and permits that are necessary for the reserves in China.

The following table sets forth the estimated phosphate reserves at the Haikou Mine as of December 31, 2022:

YPH Haikou – Summary of Phosphate Mineral Reserves, at the end of the fiscal year ended December 31, 2022, based on the following three-year average market prices used to calculate the resources and reserves: $453 per tonne for green phosphoric acid (MGA), $1,270 per tonne for white phosphoric acid (WPA), $1,175 per tonne for MKP, $283 per tonne for GTSP, $371 per tonne for NPS, $312 per tonne for MAP 55% and $698 per tonne for MAP 73%.

Category	Low Organic Phosphate (Mt)	Average Grade (P2O5)	Cut-off Grade (P2O5)	Metallurgical Recovery (P2O5)
Block 1+ 2	Proven	6.1	21.8%	15%	89.3%
	Probable	-	-
Block 3	Proven	37.3	21.9%
	Probable	-	-
Block 4	Proven	11.1	21.2%
	Probable	-	-
Total	Proven	54.5	21.8%
	Probable	-	-

(1)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(2)	Mineral Reserves reported on a dry basis delivered to the processing plant primary crusher.

(3)	Mineral Reserves for Haikou are classified in accordance with the Pan European Reserves and Resources Reporting Committee (PERC) Standard for Reporting of Exploration Results (2021).

As of December 31, 2022, Haikou had 54.5 Mt phosphate reserves compared to 57.7 Mt as of December 31, 2021, a decrease of 6%. This decrease was due to depletion from mining. Assumptions regarding the technical parameter analysis, forecasted product prices, production costs, permitting decisions, or other factors may positively or negatively affect the reserves estimates.

ICL Group Limited 166

Logistics

YPH holds the Haikou mine, several factories for production of various types of fertilizers located close to the Haikou mine and two plants for production of downstream products – one located close to the Haikou mine and the fertilizers factory and the other in proximity to the Kunming airport.

Most of the transport of raw materials from the Haikou mine to the acid factories is executed via pipeline (slurry), whereas a small part of the raw rock is transported by trucks.

Most of the outputs are sold to the local market in north China and are transported from the fertilizers' factory directly to the customers, by train or marine shipment, mainly from two exit ports, QinZhou port and Fangchengang, while a small part of the output sold is transported to customers in the Yunnan region. Fangcheng port and Zhanjiang port are also used for importing sulphur, in the amount of 622 thousand tonnes per year, subject to YPH’s demand and existing sources.

Item 4A – UNRESOLVED STAFF COMMENTS

Not Applicable.

ICL Group Limited 167

Item 5 – FINANCIAL RESULTS AND BUSINESS OVERVIEW

A. OPERATING RESULTS

Principal Factors affecting our Results of Operations and Financial Condition

As a multinational company, our financial results are affected by changes in the demand for basic agricultural products, global economic trends, changes in terms of trade and financing, and fluctuations in currency exchange rates. As part of our business strategy implementation, we take steps to adapt our marketing and production policies to evolving global market conditions, improve cash flows, diversify sources of finance, strengthen our financial position, and optimize efficiency and minimize costs.

The following table sets forth the total Government Takes (GT) the Company had paid to the State of Israel in 2022, 2021 and 2020:

Year Ended December 31,	$ millions	NIS millions
2022	1,488	4,988
2021	507	1,636
2020	346	1,192

The GT include, among others, royalties, leases, dividend withholding tax, payroll taxes and social security and payments relating to taxes, including advances regarding the Surplus Profit Levy.

In 2022 and 2021, about 3% and 4%, respectively, of our total sales derived from sales in Israel. In 2022 and 2021, about 44% and 49%, respectively, of our total sales derived from production activities outside of Israel. There is not a single customer on which we are materially dependent, or that accounted for more than 10% of the Company’s total sales in 2022.

Trends affecting our operating expenses

Energy expenses accounted for approximately 7% and 6% of our total operating costs in 2022 and 2021, respectively, a year-over-year increase of approximately 24%. The increase was mainly related to several expenses: electricity expenses in 2022 and 2021 amounted to $195 million and $147 million, respectively, comprising 45% and 42%, respectively, of our total energy expenses. Natural gas expenses in 2022 and 2021 amounted to $167 million and $131 million, respectively, comprising 39% and 38%, respectively, of our total energy expenses. Oil and oil products expenses in 2022 and 2021 amounted to $22 million and $17 million, respectively, each accounting for 5% of our total energy expenses.

ICL is one of the largest natural gas consumers in Israel and has taken a strategic decision to use natural gas to power its largest production plants in Israel. This transition of ICL’s facilities to natural gas from other fossil fuels, has significantly reduced air pollutants in the areas surrounding ICL facilities, reduced the GHG emissions, improved the quality of the output and reduced maintenance expenses. For further information, including details of the specific natural gas purchasing agreements undertaken by the Company, see Note 18 to our Audited Financial Statements and “Item 4 - Information on the Company— B. Business Overview”.

ICL Group Limited 168

Marine transportation expenses in 2022 and 2021 amounted to approximately $371 million and $369 million, respectively, for each year comprising 6% of our total operating costs. The increase is primarily attributed to an increase in marine transportation prices.

Our financial statements are presented in US dollars. Most of our sales are in US dollars, and the remaining portion is mainly in euros. Part of our operating expenses in Israel are denominated in Israeli shekel and, consequently, devaluation of the average Israeli shekel exchange rate against the US dollar has a positive impact on our profitability, while appreciation has the opposite effect. Devaluation of the average exchange rate of the euro against the US dollar has a negative impact on our profitability, while appreciation has the opposite impact. On the other hand, devaluation of the euro against the US dollar improves the competitive ability of our subsidiaries whose functional currency is the euro, compared with competitors whose functional currency is the US dollar. In 2022, the Company’s operational results were negatively impacted mainly by the depreciation of the euro against the US dollar, partially offset by the depreciation of the Israeli shekel and the British pound against the US Dollar. For further information, see “Item 5 – Financial Results and Business Overview— A. Operating Results” and "Item 11 - Quantitative and Qualitative Disclosures about Market Risk".

We hedge part of our exposure to the risks described above, which include exposure to sales and operating expenses that are not denominated in our functional currency. The main exposure drives from operating expenses denominated in NIS and other currencies that are not the functional currency of our subsidiaries, and exposure to marine transportation prices and energy prices. Our management determines the extent of our hedging activities based on their estimation of our sales and operating expenses, as well as their expectations of the developments in the markets in which we operate. See “Item 11 - Quantitative and Qualitative Disclosures about Market Risk”.

Trends affecting our segments

Tight supply and demand dynamics led to a sharp increase in global inflation in 2022, mainly driven by soaring energy and food prices. While inflation moderated somewhat in the fourth quarter of the year, it remains high.

Central banks across the globe increased interest rates as part of their monetary policy to fight inflation. Aggressive interest rate hikes by the US Federal Reserve also boosted the value of the dollar against most currencies.

The increased cost of living as well as geopolitical tensions have led to a mood of economic pessimism, uncertainty and tightening of global demand. Growth has tempered and weak economic momentum is expected to continue in the first half of 2023. The global economy continues to face challenges and the geopolitical situation remains uncertain.

In downstream markets, geopolitical tensions and extreme weather conditions in some regions tightened global grain stocks to decade lows in 2022. After a period of soaring prices during the first half of the year, grain prices decreased in the second half of the year, while remaining elevated and supportive which improved farmers’ sentiment toward the end of the year.

The Ukraine-Russia Conflict which began in February 2022 sent prices higher with costs for energy, crops, metals, and fertilizers affected by the conflict. Supply was disrupted from Russia, Belarus and Ukraine to Europe and China.

Fertilizer markets faced uncertainty over the ability of Russian exports to reach international market, exacerbated by a lack of Belarusian potash (following sanctions implemented in the second half of 2021), as well as by China’s export restrictions on nitrogen and phosphate and unprecedented natural gas price increases in Europe.

ICL Group Limited 169

Due to rapidly increasing prices in the first half of 2022, fertilizer consumers adjusted their buying patterns, delaying, reducing and in some cases skipping application due to affordability issues. A build-up of stocks in the US and Brazil toward the end of the year, led to downward pressure on potash and phosphate prices.

Trends affecting Industrial Products segment

The operations of ICL's Industrial Products segment are largely affected by the levels of activity in the electronics, construction, automotive, oil drilling, furniture, pharmaceutical, agro, textile and water treatment markets.

In 2022, about 50% of the worldwide use of bromine was for flame retardants, about 20% was for clear brine fluids and the remainder was used for intermediates, industrial uses, water treatment and other uses.

In 2022, ICL sold approximately 236 thousand tonnes of bromine compounds (decrease of 10% compared to 2021), 57 thousand tonnes of phosphorus compounds (decrease of 35% compared to 2021), 41 thousand tonnes of magnesia and calcium products (decrease of 5% compared to 2021) and 323 thousand tonnes of Dead Sea salts (decrease of 3% compared to 2021).

In 2022, the Industrial Products segment achieved all-time records of annual sales and operating income, driven by strong demand for the segment's products, mainly in the first half of 2022, where the segment experienced continued 2021 recovery with high demand and high selling prices in most markets. This can be attributed to several factors including the record high bromine price in China, strong demand for bromine-based flame retardants, and the continued recovery in oil prices leading to renewal of drilling activities. During the second half of 2022, the segment started to experience soften demand in most markets, mainly for flame retardants driven by global economic slowdown. A trend that is expected to continue into the beginning of 2023.

In December 2022, ICL launched FruitMag™, a sustainable solution for post-harvest citrus fruit treatment. This innovative offering is mineral-based and fungicide free. By using a food-grade magnesia product, ICL is able to eliminate toxic materials and reduces product losses, while increasing shelf life.

Below are the trends of the business line’s main activities:

Flame retardants: The first half of 2022 was characterized by high demand across all applications, mainly driven by strong demand in most end markets such as electronics, building & construction, automotive and textile. The second half of 2022 was characterized by soft demand in all markets mainly for printed circuit boards which is correlated with high inventory level in the electronic market.

Demand for ICL’s phosphorus-based flame retardants began robustly in the first half of 2022. China authorities allowed the reopening of some facilities in 2022; along with, the start-up of new facilities to bring Chinese capacity to or near pre-pandemic levels. In addition, softening demand in the fourth quarter contributed to weak second half 2022 sales.

The trend of pressure exerted by “green” organizations in the area of environmental protection to reduce the use of bromine-based flame retardants continues. On the other hand, development and commercialization of new sustainable polymeric or reactive bromine-based flame retardants, along with new fire safety regulations in developing countries and as part of new growing global trends, are serving to increase the use of these products.

ICL Group Limited 170

Elemental bromine: The first half of 2022 was characterized by high demand for elemental bromine mainly for bromine-based flame retardants and agrochemicals intermediates. During the second half of the year, demand softened following global economic dynamics.

Clear brine fluids: High oil prices led to recovery and renewal of drilling activities in several global regions and higher year-over-year demand. The Industrial Products segment enjoyed the advantage of excess capacity and storage capability in the Gulf of Mexico, allowing it to respond immediately to emerging needs. By the end of 2021, ICL supplied clear brine fluids to the United Arab Emirates, directly from Israel for the first time. ICL intends to increase its clear brine fluid sales to the Emirates during 2023, as the demand in this area is expected to grow.

Inorganic bromides: Demand returned for Mercury emissions control, supported by a shortage of natural gas which resulted in many power plants in the US and Europe switching back to coal as their primary energy source. In addition, during the first half of 2022, there was increased demand for HBr for the Purified Terephthalic Acid (PTA) market, mainly in China, following growth in the GDP. Higher BOIs sales were due to high demand in the agro & pharma markets, together with low supply from China.

Phosphorus-based industrial compounds: ICL faced strong demand due to supply disruptions of the main raw material as well as higher demand, which is attributed to recovery of the aviation sector after the Covid-19 lockdowns in 2021. In addition, during 2022 there was higher demand for power plants fluids following maintenance shutdowns that were postponed from 2020 to 2021-2022, which was necessary to cope with the increase of private consumption and the shortage of natural gas.

Magnesia and calcium products: Most magnesia and calcium product lines were sold out, due to strong demand from dietary supplements and pharmaceutical end-markets, and as selling prices continued to increase.

Solid MgCl2: Using MgCl2 as a prime deicer continue to increase moderately. At the beginning of the year, we experienced extremely high sea transportation costs, which led to non-delivery of MgCl2 to the US, resulting in very low sales during the winter season. Over the year, MgCl2 was transported by break bulk shipments, which enabled us to meet pre-season sales and accumulate inventory for the next winter.

Pure and packed KCl: The segment experienced high demand for its KCl for industrial and food applications, while prices increased significantly due to a shortage of supply.

ICL Group Limited 171

Trends affecting the Potash segment

During 2022 rice, soybean, corn, and wheat prices increased by 14.1%, 11.4%, 10.1%, and 5.2%, respectively. These price increases are derived from the Ukraine-Russia Conflict which commenced in February 2022. In the second half of the year, crop prices decreased due to exports from Ukraine and Russia but remained at a higher level throughout 2022.

In addition, the WASDE report, published in January 2023, further supported the above while showing a decrease in the expected ratio of the global inventories of grains to annual consumption to 27.5% for the 2022/23 agriculture year (compared to 28.3% and 29.2% for the previous two agriculture years respectively).

Global potash market - average prices and imports:

Average prices	2022	2021	VS 2021
Granular potash – Brazil	CFR spot ($ per tonne)	857	534	60.5%
Granular potash – Northwest Europe	CIF spot/contract (€ per tonne)	793	361	119.7%
Standard potash – Southeast Asia	CFR spot ($ per tonne)	785	389	101.8%
Potash imports
To Brazil	million tonnes	11.1	12.6	(11.9)%
To China	million tonnes	7.9	7.6	3.9%
To India	million tonnes	2.3	2.5	(8.0)%

Sources: CRU (Fertilizer Week Historical Price: January 2023), FAI, Brazil and Chinese customs data.

Potash prices increased significantly in the first half of 2022 due to a leap in crop prices boosted by global supply concerns related to the situation with Russia and Belarus. In the first quarter of 2022, new supply contracts were signed at 590 USD/t in India and China with an increase of $145/t in India and $343/t in China compared with previous contracts. In Asia, up until the end of the second quarter, the upward trend in prices continued due to tight supply, mainly in China, which continued its imports from Laos by the new cross border railways, and from Belarus (via Russia).

However, during the second half of the year, prices decreased due to improved product availability and reduced consumption deriving from market expectations of a significant future price decrease.

In Brazil and the US, prices began to moderate already in the end of the second quarter, due to the decrease in soybean prices, supported by the availability of imports from Russia despite its conflict with Ukraine, leading to stocks build-up in Brazil. Toward the end of 2022, prices began to increase in Brazil due to higher demand resulting from improved affordability and firmer prices in China, while remained bearish in the rest of the world, mainly in southeast Asia.

ICL Group Limited 172

Magnesium Trends

In 2022, magnesium production and exports from China increased, easing the global market shortage experienced in the second half of 2021. Conversely, demand in the aluminum market (in which magnesium is used as a strengthening element) was relatively soft following global economic uncertainty and increasing energy prices. Demand by the automotive sector was also impacted by global economic uncertainty. Supply in the US, which imposes anti-dumping duties on China-sourced magnesium, remained tight.

Trends affecting Phosphate Solutions segment

Phosphate specialties sales amounted to $1,788 million in 2022 approximately 33% higher than 2021 resulting from record sales along the entire phosphates value chain.

Sales of phosphate commodities amounted to $1,318 million in 2022, approximately 45% higher than 2021, mostly due to significantly higher market prices. A significant year-over-year increase in average selling prices of phosphate fertilizers, partly offset by higher raw materials costs, led to a record operating income of $394 million in 2022, approximately 183% higher than 2021.

In 2022, our phosphate specialties global production footprint enabled it to provide reliable supply to its customers worldwide despite ongoing supply chain challenges. ICL’s robust and diversified customer portfolio and the wide geographic reach of its phosphate specialties businesses resulted in record results.

Food grade phosphates sales were notably higher year-over-year with a continued focus on integrated solutions and next generation product development. The food and industrial phosphate salts business benefited from higher prices in all regions, also caused by supply chain challenges, which increased raw material and production costs.

Purified phosphoric acid (WPA) sales increased year-over-year with higher selling prices in all regions. In addition, the Company’s YPH joint venture in China experienced growing demand for specialty raw materials used to produce lithium iron phosphate (LFP) batteries and energy storage solutions. ICL continues to explore ways to expand its presence in this evolving market in Asia, North America and Europe through capacity expansions and business development. In October 2022, ICL announced that it plans to build a LFP cathode active material manufacturing plant in St. Louis.

Sales of dairy proteins increased year-over-year, driven by strong demand for the Segment’s specialty milk powders and other food applications, including an innovative milk protein which provides better taste and texture in Greek yogurt and other food products. ICL continues to focus on expanding its global leadership position in the organic cow and goat ingredients market for high-end applications.

In January 2023, ICL announced it will be the strategic specialty phosphate solutions supplier to General Mills. The long-term agreement will commence in June 2023 and initially will be focused on supply in North America, with the potential for international expansion.

In January 2023 ICL announced its AgriFood innovation and investment platform, ICL Planet Startup Hub, investing €2.75 million in Arkeon, GmbH. The investment will support Arkeon’s innovative and sustainable one-step fermentation bioprocess, which creates completely customizable protein ingredients by capturing the greenhouse gas carbon dioxide (CO2) and converting it into the 20 proteinogenic amino acids necessary for human nutrition.

ICL Group Limited 173

Phosphate commodity fertilizers prices surged during 2022. During the first half of the year, prices increased due to the continued supply shortage, mainly from China and Russia, as well as driven by high crop prices. During the second half of the year, prices started to moderate, following lower demand and affordability. Towards the year's end, price decline gradually stabilized due to improved demand (mainly in Latin America) supported by better affordability and limited supply from China.

In the US, DAP/MAP prices surged during the first half of the year, as the DAP price position became premium compared to the Indian market. The price increase was moderated during the second half of the year, adjusting to global price trends, lower demand and affordability. This moderation was partially affected by local events related to the US market which include, among others, significant competitor production, weather conditions and the Mississippi River system closure.

In Brazil, MAP prices surged in the first half of the year, mainly supported by high crop prices and supply uncertainties. During the second half of the year, this was moderated by notable imports, (from Russia inter alia), which together with lower demand and affordability resulted in high stock levels. Prices and demand began to recover towards the end of the year.

In India, DAP prices surged in the first half of the year, due to massive import for the Rabi agricultural season, in light of the global supply constraints, which was accelerated by the Ukraine-Russia Conflict. In mid-year, prices began to moderate due to the continuation of imports from Russia, lower DAP subsidy allocations for the 2022/23 agricultural year by the Indian government compared to the previous year, and supply completion for the Rabi agricultural season. This resulted in increased inventories.

At the end of 2022, ICL signed a phosphoric acid supply contract at a price of 1,175 USD/t CFR 100% P2O5 (for a single cargo of 40,000t solution), a decline of 540 USD/t compared to the mid-year price in the combined supply contract. OCP reported its European Phosphoric acid contracts for the first quarter of 2023 at $1,230 – 1,280/t CFR 100% P2O5, marking an average decrease of $73 - $90/t compared to prior agreements.

Global phosphate commodities market - average prices:

Average prices	$ per tonne	2022	2021	VS 2021
DAP	CFR India Spot	876	618	42%
TSP	CFR Brazil Spot	802	562	43%
SSP	CPT Brazil inland 18-20% P2O5 Spot	436	297	47%
Sulphur	Bulk FOB Adnoc monthly contract	280	181	55%

Source: CRU (Fertilizer Week Historical Prices, January 2023).

ICL Group Limited 174

Trends affecting Growing Solutions segment

The Growing Solutions segment is active in three main markets: agriculture, FeritilizerpluS and Turf & Ornamental markets. The specialty fertilizers business is characterized by higher efficiency resulting in higher prices and lower quantities than traditional commodity fertilizers.

Traditional commodity producers continue to expand into the specialty fertilizers markets, offering specialized, higher value, and price products. Consolidation is another global trend, characterized by mergers of large fertilizer suppliers, as well as the acquisition of small specialty fertilizer players by the large input players.

Specialty Agriculture markets:

The specialty agriculture markets include all open field crops (rice, maize, potatoes, vegetables, fruits etc.), orchards, and greenhouses.

Our offerings for the specialty agriculture sector includes seven main product groups: (1) soluble fertilizers, which include water-soluble straights (such as MKP, MAP and PeKacid), and water‑soluble NPK (WSNPK); (2) controlled release fertilizers (CRF); (3) liquid NPKs; (4) seed treatment; (5) biostimulants; (6) adjuvants; and (7) soil conditioners.

Specialty agriculture markets are constantly growing, driven by global population growth, lack of arable land, and regulations. New regulations, both local and national, require limiting amounts of fertilizers applied, thus increasing the usage of efficient fertilizer applications. Examples of such regulation can be found in China’s limitation of nitrogen use and the control of nitrogen leaching in several European countries. Growth in demand is significant in China, India, and Brazil, while in Europe, growth is more moderate. CRF growth in Europe is expected to be strong due to the Green Deal / Farm to Fork programs.

During 2022, sales volumes of most specialty agriculture products mildly decreased compared to 2021 due to a sharp increase in prices affecting growers’ affordability. Selling prices were higher compared to 2021 in most product lines driven by supply chain constraints and higher raw material prices.

In 2022, the Segment directed its efforts on straight fertilizers’ value over volume. Selling prices were significantly higher compared to 2021, while sales volumes decreased due to high prices, finance costs, and decreased exports to Russia and Ukraine. However, the significant increase in selling prices more than compensated for reduced volumes and resulted in a significant increase in sales.

The competitive landscape in the soluble fertilizer market continues to evolve, as some commodity-oriented players are strengthening their positions in specialty fertilizer markets with a full range offering of water-soluble MAP, water-soluble NPK, and NOP. There has been a substantial increase in the capacity of WSNPK blending in China, encouraged by a government policy to improve fertilizer application efficiency and reduce total fertilizer consumption. Water soluble fertilizers use is also growing in India due to the increasing installation of drip irrigation systems. WSNPK is seen as more efficient than traditional commodity fertilizers. In parallel, compound NPK producers are searching for a new growth engine, which is also fueling the growth of WSNPK capacity.

ICL Group Limited 175

CRF markets are growing across the globe, including in China, which has experienced the highest growth as well as increased production capacity (mainly from Kingenta and Moith), as well as in the US, although the main capacity increase can be found in the lower quality CRFs (produced, e.g., by Nutrien and Pursell in Alabama). The CRF market in Brazil is growing rapidly due to the specific climate and poor soils. Trials indicate the economic and environmental benefits of using CRF, but a much wider adoption of CRF by growers is hindered by its price premium over traditional fertilizers.

As part of the Company's strategy to be a leader in specialty fertilizer businesses in July 2021, the Company completed the acquisition of a South American plant nutrition business. This company (named ADS by ICL) offers a broad range of solutions covering all key Brazilian crops, and, as such, is significantly expanding ICL’s product portfolio and profitability, while providing a further seasonal balance between the Northern and Southern hemispheres. ICL expects to leverage ADS strong market presence and distribution capabilities to increase the sales of its products to the Brazilian market, one of the world's fastest-growing agriculture markets.

The strategic acquisition of this specialty fertilizer business positions ICL as the leading specialty plant nutrition company in Brazil, one of the world’s fastest-growing agriculture markets.

In June 2022, ICL announced it signed a long-term agreement with India Potash Limited (IPL) to supply Polysulphate in India through 2026, with an option for renewal. The five-year term is for an aggregate amount of one million tonnes, with quantities increasing each year of the agreement. Each shipment will be a minimum of 25,000 tonnes and will be equally distributed across the calendar year, with prices and payment terms to be fixed between IPL and ICL from time to time. The availability of Polysulphate is expected to help boost the Government of India’s organic agriculture program.

In August 2022, ICL signed a multi-year, strategic collaboration agreement with Lavie Bio Ltd., according to which it will invest $10 million in Lavie Bio under a SAFE (simple agreement for future equity). The collaboration will focus on developing novel bio-stimulant products to enrich fertilizer efficiency. Ag-biologicals are externally applied products used to optimize overall plant and soil health.

In September 2022, ICL launched a biodegradable coated fertilizer technology, eqo.x, a controlled-release urea designed for open-field agriculture. This solution will help farmers maximize agricultural crop performance while limiting environmental impact by reducing nutrient loss and increasing nutrient use efficiency (NUE). The eqo.x release technology is the first offering in the market to provide a controlled release fertilizer (CRF) coating for urea which biodegrades more rapidly, and it was specifically designed to meet future European fertilizer standards due to become effective in 2026.

In October 2022, ICL announced the launch of ICLeaf, a revolutionary diagnostics tool, which will provide farmers with a personal prescription for maximizing yield. The tool measures 10 elements in a leaf sample and then delivers accurate, real-time feedback and recommendations regarding nutrient use. ICLeaf is complementary to Crop Advisor, an optimized data-based crop nutrition plan, which provides customized fertilizer recommendations, based on the type of crop, location, and environmental conditions. This customer-focused solution is supported by professional agronomists, who offer personal guidance throughout the process.

ICL Group Limited 176

Turf and Ornamental Horticulture

Turf and Landscape

The segment’s Turf and Landscape market business serves the professional turf (golf and sports fields) and the landscape and lawn markets.

During 2022, the segment experienced a positive and stabilized demand in the professional turf market compared to 2021 regarding most product categories, supported by the golf sector due to increased golfers throughout the year, leading to higher maintenance and new applications.

The landscape market continued to grow in Europe at the beginning of the year. Through 2022, this market was affected by high inflation rates and general living costs leading to decreased spending on gardening and landscaping products. This impact was partially mitigated by an expanding housing market in certain European countries increased the need for new gardens.

In January 2023, ICL announced the release of our latest sustainable innovation for controlled-release fertilizers: eqo.s® technology. It's a fully biodegradable coating technology, designed for the professional turf industry to deliver superior turfgrass performance with improved nutrient release patterns and the highest nutrient use efficiency. In addition to being compliant with future legislation, this cutting-edge technology offers a new level of environmental efficiency and a substantially faster breakdown of nutrients while leaving no trace of itself thus making it easier than ever to achieve turf management goals.

There is a trend of consolidation in distribution channels in the Turf & Landscape market.

Ornamental Horticulture

The Ornamental Horticulture market includes container nursery growers, potted plants, and bedding plants (greenhouses).

At the beginning of 2022, the ornamental horticulture business experienced continued solid market demand. This led growers to experience robust sales in the spring of green goods to wholesale and retail markets and garden centers, thereby increasing the number of ornamental plant growers, and driving a strong increase in demand for specialty inputs, such as controlled-release fertilizers. In the second half of the year, market demand moderated as consumers decreased their visits to garden centers as high inflation rates impacted the gardening sector. Steep increases in the cost of raw materials, which increased specialty fertilizers' prices, also impacted demand toward the end of 2022. The ornamental sector experienced availability and supply challenges, as well as a large increase in input costs, such as growing media, plastic pots, and specialty fertilizers, which negatively impacted the sector's profitability.

Expected Expenses for Equity and Cash Compensation Plans

Based on existing grants under the amended 2014 Equity Compensation Plan, the expected total expenses for the periods ended December 31, 2023, December 31, 2024, and December 31, 2025, are approximately $7 million, $3 million, and $1 million, respectively. For further information, see Note 19 to our Audited Financial Statements.

In addition, based on the long-term incentive framework (hereinafter – Cash LTI Plan), the expected total expenses for the next two years are about $25 million. The expenses are subject to achievement of certain financial targets and can be affected by the change in our share price. For further information, see Note 16 to our Audited Financial Statements.

ICL Group Limited 177

Results of Operations

In our year‑over-year comparisons, we present the primary drivers of change in the Company’s results of operations. This discussion is based, in part, on management’s best estimates of the main trends' impact on its businesses. We have also based the following discussion on our financial statements, and as such, you should read such discussion together with them.

We have elected to omit discussion on the earliest of the three years covered by the consolidated financial statements presented. Refer to "Item 5 - Financial Results and Business Overview" located in our Form 20-F for the fiscal year ended December 31, 2020, filed on March 2, 2021, for reference to discussion of the fiscal year ended December 31, 2020, the earliest of the three fiscal years presented.

Set forth below are our results of operations for the years ended December 31, 2022 and 2021.

For the Years Ended December 31,		% Increase (Decrease)
2022	2021
$ millions	$ millions
Sales	10,015	6,955	44%
Cost of sales	4,983	4,344	15%
Gross profit	5,032	2,611	93%
Selling, transport and marketing expenses	1,181	1,067	11%
General and administrative expenses	291	276	5%
Research and development expenses	68	64	6%
Other expenses	30	57	(47)%
Other income	(54)	(63)	(14)%
Operating income	3,516	1,210	191%
Finance expenses, net	113	122	(7)%
Share in earnings of equity-accounted investees	1	4	(75)%
Income before taxes on income	3,404	1,092	212%
Taxes on income	1,185	260	356%
Net income	2,219	832	167%
Net income attributable to the shareholders of the Company	2,159	783	176%
Earnings per share attributable to the shareholders of the Company:
Basic earnings per share (in dollars)	1.68	0.61	175%
Diluted earnings per share (in dollars)	1.67	0.60	178%

ICL Group Limited 178

Results of operations for the year 2022

Sales	Expenses	Operating income
$ millions
YTD 2021 figures	6,955	(5,745)	1,210
Total adjustments YTD 2021*	-	(16)	(16)
Adjusted YTD 2021 figures	6,955	(5,761)	1,194
New Brazilian Business' contribution	302	(248)	54
Quantity	(430)	252	(178)
Price	3,541	-	3,541
Exchange rates	(353)	260	(93)
Raw materials	-	(641)	(641)
Energy	-	(95)	(95)
Transportation	-	(89)	(89)
Operating and other expenses	-	(184)	(184)
Adjusted YTD 2022 figures	10,015	(6,506)	3,509
Total adjustments YTD 2022*	-	7	7
YTD 2022 figures	10,015	(6,499)	3,516

* See "Adjustments to reported operating and net income (non-GAAP)" above.

-
Sales – The Company's sales increased by $3,060 million compared to 2021. The increase was due to a $416 increase in the potash price (CIF) per tonne year-over-year, as well as an increase in the selling prices of specialty agriculture and FertilizerpluS products, white phosphoric acid (WPA), phosphate fertilizers, bromine-based industrial solutions and bromine-based flame retardants. In addition, an increase was recorded in sales volumes of phosphate fertilizers and MAP used as raw material for energy storage solutions, as well as sales increase of $302 from the acquisition of ADS in mid-2021. This increase was partially offset by lower sales volumes of bromine and phosphorus-based flame retardants, bromine-based industrial solutions, mainly elemental bromine, as well as Potash, WPA and specialty agriculture products. This offset was also due to the depreciation of the average exchange rate of the euro, the Chinese yuan and the British pound against the US dollar.

-
Cost of sales – Cost of sales increased by $639 million compared to 2021. The increase was due to higher prices of sulphur, raw materials used in the production of industrial solutions and commodity fertilizers, as well as caustic soda and potassium hydroxide (KOH). In addition, an increase of $208 million due to the acquisition of ADS, higher energy prices, as well as higher sales volumes of MAP used as raw material for energy storage solutions. The increase was partially offset by the depreciation of the average exchange rate of the euro, the Chinese yuan and the British pound against the US dollar, as well as a decrease in sales volumes of specialty agriculture products, bromine and phosphorus-based flame retardants, bromine-based industrial solutions, mainly elemental bromine.

-
Selling and marketing – The expenses increased by $114 million compared to 2021, mainly due to higher transportation costs, the acquisition of ADS in mid-2021, partially offset by favorable impact of the depreciation of the average exchange rate of euro against the US dollar.

ICL Group Limited 179

-
General and administrative – The expenses increased by $15 million compared to 2021, mainly due to higher labor costs, the acquisition of ADS and donations, partially offset by the depreciation of the average exchange rate of the euro and the Israeli shekel against the US dollar.

-	Research and Development – The expenses increased by $4 million compared to 2021, mainly due to higher labor costs.

-	Other income, net – Other income, net, increased by $18 million compared to 2021. The increase was primarily due to the mediation settlement regarding the claims on the Ashalim Stream incident.

Below is a geographical breakdown of our sales by customer location:

Year Ended December 31,
2022	2021
$ millions	$ millions
Europe	2,809	2,159
Asia	2,743	1,876
South America	2,315	1,305
North America	1,577	1,186
Rest of the world	571	429
Total	10,015	6,955

-
Europe – The increase primarily relates to higher sales volumes and selling prices of specialty agriculture and FertilizerpluS products, bromine-based industrial solutions, salts, as well as higher selling prices of potash, WPA, phosphate fertilizers, phosphate-based food additives and bromine-based flame retardants. This increase was partially offset by lower sales volume of phosphate fertilizers, potash, WPA and phosphorous and bromine-based flame retardants, together with the depreciation of the average exchange rate of the euro and the British pound against the US dollar.

-
Asia – The increase primarily relates to higher sales volumes and selling prices of potash, phosphate fertilizers, specialty raw materials used for energy storage solutions, specialty agriculture and FertlizerpluS products, as well as an increase in selling prices of bromine-based flame retardants, bromine-based industrial solutions mainly elemental bromine, WPA, phosphate-based food additives and salts, together with higher sales volume of clear brine fluids. The increase was partially offset by lower sales volumes of bromine-based flame retardants and elemental bromine, together with the depreciation of the average exchange rate of the Chinese yuan against the US dollar.

-
South America – The increase primarily relates to higher sales volumes and selling prices of potash, specialty agriculture and FertilizerpluS products, as well as higher selling prices of phosphate fertilizers, WPA and phosphate-based food additives. This increase was partially offset by lower sales volumes of clear brine fluids, WPA and phosphate fertilizers.

ICL Group Limited 180

-
North America – The increase primarily relates to higher selling prices of potash, phosphate fertilizers, phosphate-based food additives, WPA, salts, phosphorus and bromine-based flame retardants, and specialty agriculture products, as well as higher sales volumes of clear brine fluids. The increase was partially offset by lower sales volumes of phosphorus-based flame retardants, potash and specialty agriculture products.

-
Rest of the world – The increase primarily relates to higher sales volumes and selling prices of potash, as well as higher selling prices of specialty agriculture products, elemental bromine and phosphate fertilizers. The increase was partially offset by lower sales volume of specialty agriculture products.

Financing expenses, net

Net financing expenses in the year ended December 31, 2022, amounted to $113 million, compared to $122 million in the corresponding year, a decrease of $9 million.

The decrease was due to provisions for long-term employee benefits and lease revaluation income, which increased by $76 million, due to higher depreciation of the Israeli shekel against the US dollar compared to 2021. On the other hand, for the same reason, there was an increase of $59 million in losses from hedging transactions.

Tax expenses

In 2022, the Company’s reported tax expenses were $1,185 which include prior years’ expenses following a settlement agreement with the Israeli Tax Authority regarding the surplus profit levy, compared to $260 million in 2021. The Company’s adjusted tax expenses for 2022 amounted to $987 million, excluding the said prior years expenses, compared to $203 million in 2021, reflecting an effective tax rate of 29% and 19%, respectively.

The Company’s higher effective tax rate for 2022 was mainly due to the surplus profit levy. The Company’s relatively low effective tax rate for the prior year resulted primarily from higher profit deriving from tax jurisdictions with lower effective tax rates.

ICL Group Limited 181

Segment Information

Segment revenue, expenses and results include inter-segment transfers, which are based on transactions prices in the ordinary course of business. This is aligned with reports that are regularly reviewed by the Chief Operating Decision Maker. Inter-segment transfers are eliminated as part of the financial statements' consolidation process.

Results of operations for the year 2022 – Industrial Products segment

2022	2021
$ millions	$ millions
Segment Sales	1,766	1,617
Sales to external customers	1,737	1,601
Sales to internal customers	29	16
Segment Operating Income	628	435
Depreciation and amortization	61	65
Segment EBITDA	689	500
Capital expenditures	90	74

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2022	2021
$ millions	$ millions
Asia	664	597
Europe	572	529
North America	395	360
South America	36	62
Rest of the world	70	53
Total	1,737	1,601

ICL Group Limited 182

Sales	Expenses	Operating income
$ millions
YTD 2021 figures	1,617	(1,182)	435
Quantity	(274)	166	(108)
Price	466	-	466
Exchange rates	(43)	29	(14)
Raw materials	-	(86)	(86)
Energy	-	(12)	(12)
Transportation	-	(24)	(24)
Operating and other expenses	-	(29)	(29)
YTD 2022 figures	1,766	(1,138)	628

-	Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of bromine and phosphorus-based flame retardants, elemental bromine, and specialty minerals.

-	Price – The positive impact on operating income was mainly due to higher selling prices of bromine and phosphorus-based flame retardants, as well as bromine based industrial solutions.

-
Exchange rates – The unfavorable impact on operating income was primarily related to the depreciation of the average exchange rate of the euro against the US dollar which had a negative impact on sales that exceeded the positive impact on operational costs.

-	Raw materials – The negative impact on operating income resulted from higher costs of raw materials.

-	Energy - The negative impact on operating income was due to higher electricity and gas prices.

-	Transportation - The negative impact on operating income was primarily related to higher marine and inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher operational costs and royalty payments.

ICL Group Limited 183

Results of operations for the year 2022 - Potash segment

2022	2021
$ millions	$ millions
Segment Sales	3,313	1,776
Potash sales to external customers	2,710	1,401
Potash sales to internal customers	184	94
Other and eliminations (1)	419	281
Gross Profit	2,292	870
Segment Operating Income	1,822	399
Depreciation and amortization	166	148
Segment EBITDA	1,988	547
Capital expenditures	346	270
Potash price - CIF ($ per tonne)	682	356

(1)	Primarily includes salt produced in Spain, metal magnesium-based products, chlorine, and sales of excess electricity produced by ICL’s power plant at the Dead Sea in Israel.

Below is a geographical breakdown of our Potash segment sales to external customers by customer location:

Year Ended December 31,
2022	2021
$ millions	$ millions
Asia	1,008	476
South America	937	465
Europe	571	360
North America	365	209
Rest of the world	150	88
Total	3,031	1,598

ICL Group Limited 184

Sales	Expenses	Operating income
$ millions
YTD 2021 figures	1,776	(1,377)	399
Quantity	(50)	10	(40)
Price	1,664	-	1,664
Exchange rates	(77)	25	(52)
Raw materials	-	(7)	(7)
Energy	-	(47)	(47)
Transportation	-	(7)	(7)
Operating and other expenses	-	(88)	(88)
YTD 2022 figures	3,313	(1,491)	1,822

-
Quantity – The negative impact on operating income was primarily related to decreased potash and Magnesium sales volumes from the ICL Dead Sea site, partially offset by higher sales volumes from ICL Iberia.

-	Price – The positive impact on operating income resulted primarily from an increase of $326 in the potash price (CIF) per tonne year-over-year.

-
Exchange rates – The unfavorable impact on operating income was primarily related to the depreciation of the average exchange rate of the euro against the US dollar, which had a negative impact on sales that exceeded the positive impact on operational costs.

-	Raw materials – The negative impact on operating income was due to increased costs of raw materials.

-	Energy – The negative impact on operating income was due to increased electricity, water, and steam prices, mainly in Europe.

-	Transportation – The negative impact on operating income was due to higher inland transportation costs, partially offset by lower marine costs.

-	Operating and other expenses – The negative impact on the operating income was primarily related to higher operational costs, as well as higher royalty payments due to higher potash prices.

ICL Group Limited 185

Potash – Production and Sales

Thousands of Tonnes	2022	2021
Production	4,691	4,514
Total sales (including internal sales)	4,499	4,434
Closing inventory	547	355

-
Production– In 2022, potash production was 177 thousand tonnes higher than prior year due to ongoing operational improvements at both ICL Dead Sea and ICL Iberia, which include, among others, the connection of the ramp to the Cabanasses mine at ICL Iberia.

-
Sales – The quantity of potash sold in 2022 was 65 thousand tonnes higher than the prior year mainly due to higher sales to India, Brazil and Asia, partially offset by lower sales to Europe, and the US.

Results of operations for the year 2022 – Phosphate Solutions segment

2022	2021
$ millions	$ millions
Segment Sales	3,106	2,254
Sales to external customers	2,851	2,087
Sales to internal customers	255	167
Segment Operating Income	777	294
Depreciation and amortization*	189	207
Segment EBITDA	966	501
Phosphate specialties EBITDA	436	209
Phosphate commodities EBITDA	530	292
Capital expenditures	259	228

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2022	2021
$ millions	$ millions
Asia	787	596
Europe	778	534
North America	654	491
South America	493	342
Rest of the world	139	124
Total	2,851	2,087

ICL Group Limited 186

Sales	Expenses	Operating income
$ millions
YTD 2021 figures	2,254	(1,960)	294
Quantity	76	(69)	7
Price	911	-	911
Exchange rates	(135)	110	(25)
Raw materials	-	(364)	(364)
Energy	-	(16)	(16)
Transportation	-	(10)	(10)
Operating and other expenses	-	(20)	(20)
YTD 2022 figures	3,106	(2,329)	777

-
Quantity – The positive impact on operating income was due to strong sales volumes of fertilizers and specialty raw materials used for energy storage solutions. This was partially offset by lower sales volumes of WPA.

-
Price – The positive impact on operating income primarily related to higher selling prices of phosphate fertilizers, WPA, phosphate-based food additive and salts, as well as specialty raw materials used for energy storage solutions in Asia.

-
Exchange rates - The unfavorable impact on operating income mainly due to the depreciation of the average exchange rate of the euro and the Chinese yuan against the US dollar, which had a negative impact on sales that exceeded the positive impact on operational costs.

-	Raw materials – The negative impact on operating income was due to higher costs of sulphur, as well as potassium hydroxide (KOH) and caustic soda.

-	Energy – The negative impact on operating income was due to increased electricity and gas prices, mainly in Europe and North America.

-	Transportation – The negative impact on operating income resulted primarily from increased inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher operational costs and royalty payments.

ICL Group Limited 187

Results of operations for the year 2022 – Growing Solutions segment

2022	2021
$ millions	$ millions
Segment Sales	2,422	1,670
Sales to external customers	2,376	1,644
Sales to internal customers	46	26
Segment Operating Income	378	135
Depreciation and amortization	70	62
Segment EBITDA	448	197
Capital expenditures	101	74

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2022	2021
$ millions	$ millions
Europe	873	717
South America	849	435
Asia	284	206
North America	162	125
Rest of the world	208	161
Total	2,376	1,644

ICL Group Limited 188

Sales	Expenses	Operating income
$ millions
YTD 2021 figures	1,670	(1,535)	135
New Brazilian Business' contribution	302	(248)	54
Quantity	(166)	129	(37)
Price	712	-	712
Exchange rates	(96)	86	(10)
Raw materials	-	(373)	(373)
Energy	-	(21)	(21)
Transportation	-	(48)	(48)
Operating and other expenses	-	(34)	(34)
YTD 2022 figures	2,422	(2,044)	378

-	New Brazilian businesses contribution – In July 2021, the Company completed the acquisition of the South American Plant Nutrition business of ADS.

-	Quantity – The negative impact on operating income was primarily due to a decrease in sales volumes of specialty agriculture products.

-	Price – The positive impact on operating income was due to higher selling prices across most business lines, primarily specialty agriculture and FertilizerpluS products.

-
Exchange rates – The negative impact on sales was due to depreciation of the average exchange rate of the euro against the US dollar, partially offset by the positive impact on operational costs due to depreciation of the average exchange rate of the euro and the British pound against the US dollar.

-	Raw materials – The negative impact on operating income was primarily related to higher costs of commodity fertilizers, urea and potassium hydroxide (KOH).

-	Energy – The negative impact on operating income was due to increased gas and electricity prices, mainly in Europe.

-	Transportation – The negative impact on operating income resulted from increased marine and inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher sales commissions and operational costs.

ICL Group Limited 189

B. LIQUIDITY AND CAPITAL RESOURCES

Overview

As of December 31, 2022, ICL had a balance of $508 million in cash, cash equivalents, short-term investments and deposits. In addition, the Company has unutilized long‑term credit facilities of $748 million and a securitization agreement in the amount of $300 million, of which the Company has utilized approximately $233 million of the facility’s framework

Furthermore, our net financial liabilities were $2,316 million, including $2,312 million of long‑term debt (excluding current maturities) and short‑term debt of $512 million (including current maturities of long‑term debt). The long-term debt consists of debentures of $1,404 million together with loans from financial institutions and lease liabilities of $908 million, while the short‑term debt consists of short-term loans from financial institutions of $313 million and current maturities of debentures, loans and lease liabilities of $199 million. For more information about the currencies in which the Company's liabilities are denominated and their interest rates, see Note 13 to our Audited Financial Statements.

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

As of December 31, 2022, we had no material off-balance sheet arrangements, other than the amounts described in Note 18A to our Audited Financial Statements.

The Company’s primary contractual obligations consist of commitments to purchase raw materials and energy in the ordinary course as well as agreements to secure its gas supply needs. For information about the Company's contractual obligations, see Note 18 to our Audited Financial Statements.

ICL Group Limited 190

Credit Facilities

The total amount of the Company's securitization facility framework is $300 million. As of December 31, 2022, ICL has utilized approximately $233 million of the facility’s framework.

In April 2022, the Company prepaid its MUFG credit facility loan of BRL180 million and terminated its BRL 230 million (about $48 million) credit facility in Brazil.

In July 2022, the long-term credit facility decreased by $100 million following an agreement on early termination with one of the banks, a few months prior to its official termination date. The updated total credit facility is $1,100 million, of which $352 million was utilized as of December 31, 2022. Most banks signed to continue the credit facility agreement, and from March 2023 to March 2025, the total credit facility will amount to $1 billion. For further information, see Note 13 to our Audited Financial Statements.

Debentures

In March 2022, the Company repaid NIS 392 million (approx. $123 million) Series E Bond, as scheduled.

In December 2022, the Company repaid NIS 15 million (approx. $4 million) Series G Bond, as scheduled.

Ratings and financial covenants

S&P

As of July 5, 2022, the S&P credit rating agency reaffirmed the Company’s international credit rating and senior unsecured rating of 'BBB-'. In addition, the S&P Maalot credit rating agency reaffirmed the Company’s credit rating of 'ilAA' with a stable rating outlook.

Fitch Ratings

In June 2022, Fitch Ratings reaffirmed the Company’s long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term issuer default rating is stable.

Financial Covenants

For a description of material financial covenants in the Company’s loan agreements and any potential risk relating to compliance with them, credit facilities, sale of receivables under securitization transaction and information on material loans and debentures outstanding as of December 31, 2022, see Note 13 to our Audited Financial Statements.

ICL Group Limited 191

Sources and Uses of Cash

The following table sets forth our cash flow for the periods indicated:

Year Ended December 31,
2021	2020
$ millions	$ millions
Net cash provided by operating activities	2,025	1,065
Net cash used in investing activities	(754)	(579)
Net cash used in financing activities	(1,303)	(244)

Operating Activities

Cash flow provided by operating activities are a significant source of liquidity for the Company. In 2022, cash flow from operating activities amounted to $2,025 million, compared with $1,065 million last year. This increase is mainly due to stronger results in the current year.

Investing Activities

Net cash used in investing activities in 2022 amounted to $754 million, compared to $579 million last year. The increase derives mainly due to higher purchases of property, plant and equipment in the current year.

Financing Activities

Net cash used in financing activities in 2022 amounted to $1,303 million, compared to $244 million last year. This increase is mainly due to higher dividend payments in the current year.

Principal Capital Expenditures

ICL incurred cash capital expenditures of $603 million and $611 million for the years ended December 31, 2022, and 2021, respectively. These capital expenditures comprise investments in fixed and intangible assets.

ICL’s principal capital expenditures over the last three years have consisted of work on the following main projects:

Salt harvesting in the Dead Sea. The Salt Harvest Project aims to provide a permanent solution to raise the water level in Pond 5 and stabilize the water therein at a fixed level by harvesting salt from this pond and transferring it to the northern Dead Sea basin. According to the agreement with the Israeli government, the planning and execution of the Salt Harvest Project will be performed by DSW. The Company will bear 80% and the State of Israel will bear 20% of the cost of the Salt Harvest Project. However, the State's share will not exceed NIS 1.4 billion. Commencing in 2022 and onwards, the solutions volume in Pond 5 will be preserved by way of harvesting the salt.

Raising the coastal dikes of evaporation Pond 5 at the Dead Sea. The project’s objective was to protect from structural damage to the foundations and hotel buildings situated close to the water’s edge, the settlement of Neve Zohar and other infrastructure located along the western shoreline of Pond 5. The project was implemented by the Government of Israel, through the Dead Sea Preservation Government Company Ltd., together with DSW (which financed 39.5% of the project's cost). The construction work with respect to the hotels' coastline has been completed, and the Dead Sea Preservation Government Company Ltd. is currently conducting elevation work in the intermediate area between the two hotel complexes. As the solutions' level maximum height (15.1 meters) was reached at the end of 2021, from 2022 the solutions' volume in Pond 5 has been preserved by harvesting the salt in the pond (See "the Salt Harvest Project” above).

ICL Group Limited 192

New P-9 Pumping Station in Sodom. Due to the receding water level in the northern Dead Sea basin, the water line is receding from the current pumping station. As a result, the Company constructed a new pumping station. The new P-9 pumping station serves as the main brine intake station for pumping brine from the Dead Sea to the coastal transmission system. The project consisted of a sea base for the pumps, a bridge to the shore, a shore base, delivery pipes and an open canal. The new P-9 pumping station commenced operation in January 2022.

New white phosphoric acid (WPA) facility in YPH. ICL launched a new food-grade phosphoric acid plant at YPH which commenced operation in 2021 and is planned to add 70 thousand tonnes of food-grade acid production capacity once it is fully ramped-up. In 2022, the respective production quantity reached around 75% of the capacity. The plant produces qualified commercial food-grade acid quantities. The new plant strengthens our phosphate specialties operations and enables additional diversification into higher value-added products.

LFP (lithium-iron-phosphate) battery production in China. In 2021, ICL entered into the fast-growing EV market segment through the sale of phosphate-based raw materials for the production of LFP batteries in China and it expects to grow that business in the coming years by increasing production capacity, through global R&D collaborations and by moving downstream through innovative solutions. In 2022, the Company built and currently operates a new 70 thousand tonne MAP 73% battery level minerals plant to specifically serve this attractive market, together with an existing 60 thousand tonne plant. Total annual capacity of 130 thousand tonnes, together with technical grade phosphoric acid and improved green phosphoric acid produced by the Company, has created a portfolio that positions YPH as one of the most important phosphate suppliers to the battery industry in south China.

Consolidation of production sites and the ramp project in Spain. As of June 2020, the Company consolidated its activities into one site by expanding its Suria production site and discontinuing mining activity at Sallent. In addition, in 2021 we completed excavating the ramp connecting the Cabanasses mine with the Suria plant and installing operational equipment and infrastructure. Currently, the ramp project is in the process of being commissioned. The ramp project and the ongoing improvement measures implemented by ICL Iberia are expected to increase production capacity and to address operational and geological challenges affecting production.

Production capacity of TBBA in Neot Hovav. In the face of growing demand for TBBA and the Company’s strategy to engage in long-term agreements, the Company is working to ensure sufficient level of production. Accordingly, the Company has built a new facility to increase its TBBA production capacity which has operated at full capacity since the beginning of 2021.

New alternative-protein fiber production facility. As part of ICL’s efforts to expand its global Food Specialties portfolio, in December 2021, ICL opened its alternative-protein facility in St. Louis, Missouri, US, which produces a plant-based meat substitute for use by food companies, food-service distributors, restaurants and grocery chains.

Investment in EHS related activities. We continuously invest in capital projects related to environmental protection, health and safety and in their proactive management. Over the next few years, we intend to invest significant capital to further reduce our air emissions, treat hazardous materials and reduce our overall negative environmental impact. These include investments that are required to comply with the Israeli Clean Air Law, European environmental regulations and other regional environmental regulations.

ICL Group Limited 193

Energy storage solutions (ESS) in St. Louis. In October 2022, the Company announced it’s a plan to build a lithium iron phosphate (LFP) cathode active material manufacturing (CAM) plant in St. Louis, Missouri, which is expected to be the first large-scale LFP material manufacturing facility in the US. The Company was awarded $197 million by way of a Bipartisan Infrastructure Law funding which is subject to the completion of negotiations with the Department of Energy. The plant is expected to produce high-quality LFP material for the global lithium battery industry using a primarily domestic supply chain.

The Company finances its capital expenditures from cash flow from operations and from credit facilities.

C. RESEARCH AND DEVELOPMENT, INTELLECTUAL PROPERTY AND LICENSES, ETC.

Research and development

ICL’s R&D and Innovation (RD&I) activities are part of our global strategic plan and include product, formulation, and process developments. The activities include internal research and collaborative research with universities, institutes, and start-ups. Our RD&I aims to create new products and solutions to address current and future market and customer needs and identify new uses for our core minerals and derivatives. The Company’s core RD&I activities support each of our business segments. The longer-term strategic projects, digital platforms, and technological solutions for farmers and agronomists are coordinated at the corporate level.

Fields of RD&I include:

Next Generation Fertilization: nutrient use efficiency, biodegradable coatings; nutrient sensing; growth enhancers; nitrogen fixation, recycled nutrients and soil health.

Food Technology: texture improvement, stabilization, salt reduction, shelf-life extension and alternative proteins.

E-mobility/Sustainability: cathode-active materials; electrolytes for batteries; energy storage; hydrogen carriers for fuel cells; lithium battery recycling; recycling technologies for other materials.

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

Digital technology developed by ICL digests data from multiple sources, automatically aggregating, standardizing and enriching it, thus creating one harmonized data lake with strong AL/ML engines. Those powerful engines enable us to deploy advanced data-driven solutions that drive real time agronomic decision making like increasing crop yields and farmer's profitability. An increasing number of global partners are joining our revolutionary digital platform including leading global academic institutions and multinational agriculture companies solidifying this strong digital foundation with high quality and highly actionable agronomic data.

ICL Group Limited 194

These efforts enable ICL to leverage its digital platform and data driven solutions to create an agro-professional community that enables sharing of information & knowledge between all parties: growers and agro-professionals, dealers, retailers and food producers to extract the most value from agriculture.

Below are the main areas of the R&D activities by segments:

Industrial Products

•	Processes for producing raw materials for the energy storage field such as LiBr for solid electrolytes or PCl5 for LiPF6 and more are under development.

•
Magnesia based products: Development of formulations to fulfill unmet needs in the markets. We introduced lately our new formulation FruitMag™ which serves as a firming agent for post-harvest treatment to increase the shelf life of citrus fruits. It is a green natural based formulation replacing current toxic material used today. We are also marketing a product that enables Aluminum salt free deodorant - for example, CareMag® D, which is already in the market with several leading international companies.

•	A proprietary Textile recycling process is under advanced process development.

•
Batteries recycling: Processes for producing precious and valuable metals from Lithium-Ion batteries. Continued development of bromine-based recycling solutions in parallel to market penetration with existing technologies.

•
Electronic waste recycling: Processes for producing valuable metals from different types of electronic waste, such as PCB and catalytic converters. Continued development of bromine-based recycling solutions parallel to market penetration with existing technologies.

•
Biocides: continued development of new materials for water treatment and biofilm prevention in industrial water-cooling systems and pulp & paper plants. Promotion of the Bactesperse® technology for pulp & paper, reverse osmosis membranes & cooling towers.

•	A new product, Bromoquel®, for safer handling of bromine was developed and implemented in the plants.

•	Energy storage: continued development of bromine-based energy storage solutions for Br-battery companies, using diverse compounds, and commercialization of the new bromine-based electrolyte.

•	New fire retardants for the textile market were developed and are in the market development stage.

Total R&D expenses by the Industrial Products segment in 2022 amounted to about $24 million.

ICL Group Limited 195

Potash

•	Efficiency projects to increase potash production and reduce cost per tonne at potash and magnesium plants in Sodom.

•	Advancement of research regarding environmental protection, including the development of methods for treating and reducing effluents.

•	Analysis of alternative methods for increasing the production capacity of carnallite at our evaporation ponds.

•	Projects focused on floatation and crystallization plants to increase production capacity in ICL Iberia.

Total R&D expenses in 2022 in the Potash segment were about $7 million.

Phosphate Solutions

•
The Segment continues to check the adaptation of various potential types of phosphate rock to produce phosphoric acid and its downstream products as part of an effort to utilize and increase existing phosphate reserves. In 2023, the Company will further analyze additional types of phosphate including R&D, pilots, plant testing activities, and other economic feasibility assessments.

•	Research regarding environmental protection, including developing methods to treat and reduce effluents and applications for Phosphogypsum uses.

•
Integration of secondary source Phosphate technologies (circular economy) for immediate use in our production facilities in Europe and development of future sources for our fertilizer products, including a technology road map for recycle and recovery of Phosphorous and nitrogen from secondary sources to transform our products into sustainable fertilizers.

•	Development of fertilizers with higher agronomic nutrient efficiency (NUE).

•	Development of a new PK fertilizer that is fully water soluble.

•
The Specialties R&D group established a team dedicated to the scaling up of licensed technology for lithium iron phosphate (LFP) cathode active material. The team was awarded a United States Department of Energy grant for $197M to establish an LFP Cathode Active Material plant at our St. Louis, USA facility. As part of this grant ICL will expand its R&D activities to next-generation materials in the energy storage solution market.

•
In addition, the business will introduce a novel Asphalt admixture that improves asphalt stiffening properties, similar to polyphosphoric acid, but also significantly enhances antistrip properties while having improved freeze point properties and high flash point.

•
R&D Specialties supported further growth in the traditional markets and application areas of Meat/Poultry/Seafood (MPS), Dairy, and Bakery. We also expanded our footprint in emerging markets, through sustainable and affordable solutions. New launches include innovative products beyond phosphates for sodium reduction and texture improvement.

ICL Group Limited 196

•
The Front-End Innovation group has scouted more than 300 food tech start-ups to identify disruptive technologies for ICL Phosphate Specialties. Following the first investment in Protera Biosciences, ICL Planet Startup Hub invested in Plantible Foods, a start-up creating sustainable and highly functional protein extracted from aquatic plants. The teams continue to seek innovation partners to accelerate decarbonization of the food system.

•
Continued diversification and development of a product portfolio for meat substitutes: The ROVITARIS® fresh wet protein fibers commercially produced at the new facility in St. Louis, USA, are suited for several applications such as tender white meat imitations for chicken and seafood alternatives. Rovitaris® emulsion portfolio has been expanded as a toolbox to target multiple applications such as cold-cuts, sausages, hot dogs, bacon, and pepperoni substitutes. A Center of Excellence for alternative proteins technology has been established to innovate next-generation Rovitaris® and other innovative plant-based solutions including fish-like products. The center will expand ICL’s expertise to serve commercial strategies for global markets better.

Total R&D expenses in the Phosphate Solutions segment in 2022 were about $8 million.

Growing Solutions

The Growing Solutions segment promotes innovation and the development of new products and services.

Main R&D targets:

•	Development of controlled-release fertilizers with a faster biodegradable coating to meet the regulatory requirements of the EU Fertilizer Product Regulation, expected in July 2026.

•	Development of new bio-stimulant products and fertilizers with embedded bio-stimulants to boost their performance.

•	Development of biological bio-stimulants that stimulate plant growth and support stress conditions.

•	Development of liquid and fully soluble fertilizers.

•	Development of products that improve water use efficiency.

•	Improvement of micronutrients solutions and sulfur fertilizer solutions

•	Development of tailor-made formulations based on customer requirements.

Total R&D expenses in the Growing Solution segment in 2022 were about $16 million.

ICL Group Limited 197

Circular Economy

For the past few years, we have engaged in the Circular Economy. For further information see “Item 4 - Information on the Company— Environment Social and Governance Practices— Circular Economy”.

Intellectual property

We believe that our intellectual property is crucial for protecting and developing our business activities. As of December 31, 2022, ICL has approximately 770 granted patents in various countries, constituting 220 patent families.

The Company also has over 3,500 registered trademarks worldwide, including inter alia:

•	Osmocote® - a leading brand in the area of controlled released fertilizers which uses innovative technologies and is used globally by container nursery stocks, pot-plant growers and more.

•	Peters® - a brand of water-soluble fertilizers, specifically designed for bedding-, pot- and container nursery plants.

•	Joha® - a global brand of dairy specialties, which specializes in emulsifying salts for processed cheese.

•	Tari® - a brand in the meat industry as well as in the artisan business which focuses on the production and processing of meat products with functional additives, spices and flavors.

•	Brifisol® - a global brand in the meat and seafood industries, which concentrates in improving texture by adding cryoprotectant for frozen food products such as meat, shrimp, fish filets and more.

•	Rovitaris® - a brand name for plant-based meat alternatives that are virtually indistinguishable from their traditional meat counterparts.

•	Fyrol® - a brand name for a range of phosphorus-containing flame retardants targeting flexible and rigid polyurethane foam applications.

•	Merquel® - a line of inorganic brominated salts which can be used to control mercury emissions from coal power plants.

We do not believe that the loss of any single patent or trademark or group of related patents or trademarks would have a material effect on our operations or our financial results.

ICL Group Limited 198

D. TREND INFORMATION

Trend information is included throughout the other sections of “Item 5 - Financial Results and Business Overview— A. Operating Results”. In addition, the fluctuations in the operating results may continue in the upcoming quarters. Specific material drivers of these trends are identified in the discussion above with respect to the years ended December 31, 2022 and 2021. Seasonality of our business is included in “Item 4 - Information on the Company— B. Business Overview” and “Item 3 - Key Information— D. Risk Factors”.

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

ICL Group Limited 199

Item 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND OFFICERS

The following table lists the names and ages of our directors as of the publication date of this Annual Report. The mailing address of our directors is c/o ICL Group Ltd., 23 Aranha Street, Millennium Tower, Tel Aviv, 6120201, Israel.

Name	Age	Commencement date as director	Director Qualification		Financial Expertise		Membership in Board Committees
			Under the Israeli Companies Law	Under the NYSE rules	Under the Israeli Companies Law	Under the SEC rules
Yoav Doppelt (Executive Chairman of the Board)	54	December 2018 and as CoB since July 2019	(1)		-	-
Aviad Kaufman	52	March 2014	(1)		Financial Expert	-	Financing Committee (member)
Avisar Paz	66	April 2001	(1)		Financial Expert	-	Financing Committee (member)
Lior Reitblatt	65	November 2017	Independent Director	Independent Director	Financial Expert	Audit Committee Financial Expert	Audit & Accounting Committee (member) Compensation Committee (member)
Ovadia Eli	77	August 2011	(1)		-	-	Climate, Sustainability & Community Committee (member)
Reem Aminoach	61	March 2017	(2)	Independent Director	Financial Expert	-	Climate, Sustainability & Community Committee (member)
Sagi Kabla	46	February 2016	(1)		Financial Expert	-	Financing Committee (Chair) Climate, Sustainability & Community Committee (member)
Tzipi Ozer Armon	57	January 2020	Independent Director	Independent Director	Financial Expert	-	-
Gadi Lesin	55	March 2021	Independent Director	Independent Director	Financial Expert	Audit Committee Financial Expert	Audit & Accounting Committee (member) Climate, Sustainability & Community Committee (member)
Dr. Miriam Haran	73	July 2021	External Director	Independent Director	Financial Expert	Audit Committee Financial Expert	Audit & Accounting Committee (member) Compensation Committee (Chair) Climate, Sustainability & Community Committee (Cahir)
Dafna Gruber	57	January 2022	External Director	Independent Director	Financial Expert	Audit Committee Financial Expert	Audit & Accounting Committee (Chair) Compensation Committee (member) Financing Committee (member)
Michal Silverberg	46	July 2022	(2)	Independent Director	Financial Expert	-	-
ICL Group Limited 200

(1)
Messrs. Yoav Doppelt, Aviad Kaufman, Sagi Kabla, Avisar Paz and Ovadia Eli are not considered independent directors under the above rules by virtue of the positions they hold, or previously held, with our controlling shareholder or in the Company.

(2)	Mr. Reem Aminoach and Ms. Michal Silverberg meet all qualifications under the Companies Law for Independent Director but were not formally classified as ones.

For further details see “Item 6 - Directors, Senior Management and Employees — C. Board Practices”.

Yoav Doppelt. Mr. Doppelt serves as the Chief Executive Officer of Israel Corp. Previously Mr. Doppelt served as the Chief Executive Officer of Kenon Holdings Ltd., a global company (NYSE: KEN), and Executive Chairman of IC Power Ltd., a power generation company, from March 2014 to September 2017. Prior thereto, Mr. Doppelt was the founder and Chief Executive Officer of the Ofer Group’s private equity fund where he was involved in numerous investments in the private equity and technology sectors. Mr. Doppelt has served as the Chief Executive Officer of XT Investments (formerly known as XT Capital and Ofer Hi-Tech) since 2001. Mr. Doppelt has actively led several public offerings of equity and debt offerings in the US and Europe, and he has extensive operational and global business experience with growth companies. Mr. Doppelt also serves as a director of Melisron Ltd. as well as AKVA Group ASA and previously served as Chairman of OPC Energy Ltd. (TASE: OPC), and as a director of Zim Integrated Shipping Services Ltd. Mr. Doppelt holds a BA degree in Economics and Management from the Technion – Israel Institute of Technology, and an MBA degree from Haifa University.

Aviad Kaufman. Mr. Kaufman is the Chief Executive Officer of One Globe Business Advisory Ltd, the chairman of Israel Corporation Ltd., and a board member of Kenon Holdings Ltd., OPC Energy Ltd. and other private companies, each of which may be associated with Mr. Idan Ofer. From 2017 until July 2021, Mr. Kaufman served as the Chief Executive Officer of Quantum Pacific (UK) LLP and from 2008 until 2017 as Chief Financial Officer of Quantum Pacific (UK) LLP (and its predecessor Quantum Pacific Advisory Limited). From 2002 until 2007, Mr. Kaufman fulfilled different senior corporate finance roles at Amdocs Ltd. Previously, Mr. Kaufman held various consultancy positions with KPMG. Mr. Kaufman is a certified public accountant and holds a BA degree in Accounting and Economics from the Hebrew University in Jerusalem (with distinction), and a Master’s of Business Administration in Finance from Tel Aviv University.

Avisar Paz. Mr. Paz served as the Chairman of the Board of Directors of OPC Energy Ltd. until January 3, 2021. Previously, Mr. Paz served as the Chief Executive Officer of Israel Corp. and prior to that, as the Chief Financial Officer of Israel Corp. Mr. Paz received a BA degree in Economics and Accounting from Tel-Aviv University and is a certified public accountant in Israel (CPA).

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

ICL Group Limited 201

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

Reem Aminoach. Mr. Aminoach served, until recently, as a director of Israel Aerospace Industries and as the founding partner of the accounting firm Shtainmetz Aminoach & Co. In his military service, Mr. Aminoach, a brigadier general, served as a member of the General Staff Forum of the IDF, Head of Budgets at the Ministry of Defense, Financial Advisor to the IDF Chief of Staff and Head of the IDF Budget Division. Previously, Mr. Aminoach served as director at Ofer Investments Ltd. and as director and Chairman of the Audit Committee at Zim Ltd., of the Israel Corp. group. Mr. Aminoach also served as a member of the Board of Governors of Hadassah Medical Center. Mr. Aminoach is a certified public accountant, and holds a BA degree in Accounting and Economics, Tel-Aviv University (academic honors, Dean's honor list) and MBA degree in Business Administration, Tel-Aviv University.

Sagi Kabla. Mr. Kabla has served as the Chief Financial Officer of Israel Corp. since December 2015. Mr. Kabla previously served as director of Oil Refineries Ltd and as Senior Executive of Business Development, Strategy and IR at Israel Corp. Prior to joining Israel Corp., Mr. Kabla held various management roles at KPMG Corporate Finance and M&A. Mr. Kabla holds an MBA degree in Finance from COMAS and a B.A. degree in Economics and Accounting from Bar-Ilan University and he is qualified as a certified public accountant (Israel).

Tzipi Ozer-Armon. Ms. Ozer-Armon serves as the Chief Executive Officer of Lumenis Ltd. Before joining Lumenis, she headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. and served as Senior Vice President of Sales and Marketing at SanDisk. Previously, Ms. Ozer-Armon also served as VP & General Manager at MSystems. In addition to ICL, Ms. Ozer-Armon is a director at the Strauss Group Ltd., SimilarWeb and Check Point and previously served as a director at IACC. Ms. Ozer-Armon holds a BA degree, magna cum laude, in Economics, and an MBA degree in Finance and Marketing from Tel-Aviv University, and she is an AMP graduate of the Harvard Business School.

Gadi Lesin. Mr. Lesin served as President and CEO of Strauss Group Ltd. ("Strauss Group"), an international food and beverage company and the largest food company in Israel, from 2009 to 2018. Mr. Lesin successfully led the Strauss Group through a time of intense economic, global and social change. Under his leadership, the Strauss Group strengthened its international operations, more than doubled its equity value, and grew its profits significantly. Mr. Lesin currently serves as a director in ORIAN SH.M. Ltd. and as an external director in Electra Consumer Products, both companies listed on the TASE. Mr. Lesin holds a BA degree in business management from the Tel Aviv College of Management and an MBA degree from Ben Gurion University.

ICL Group Limited 202

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

Dafna Gruber. Ms. Gruber currently serves as the Chief Financial Officer of Netafim Ltd., a precision irrigation solutions company. Prior to joining Netafim Ms. Gruber held Chief Financial Officer positions in various companies including Clal Industries from 2015 to 2017, Nice Systems Ltd. from 2007 to 2015, and Alvarion Ltd. from 1999 to 2007. Ms. Gruber currently serves as an external director or independent director of several public companies, including Nova Measuring Instruments Ltd. and Cellbrite Ltd. Ms. Gruber is a certified public accountant and holds a BA degree in Accounting and Economics from Tel Aviv University.

Michal Silverberg. Ms. Silverberg has served as a Managing Director at the Novartis Venture Fund (“NVF”) since 2017. Prior to joining NVF and from 2014, Ms. Silverberg served as a Senior Partner at Takeda Ventures and, prior to that and from 2007, Ms. Silverberg worked at Novo Nordisk in roles of increasing responsibility, including as Senior Director Business Development and New Product Commercialization, serving as a member of the BioPharm leadership team. Since 1998, Ms. Silverberg has held positions in various sectors of the life science industry, including in the Office of the Chief Scientist of Israel (the incubator program), venture capital (Ofer Brothers Hi Tech investing group) and global pharmaceutical and biotech companies, including various positions at MGVS Ltd., an Israeli biotech company, and at OSI Pharmaceuticals, Inc. in a business development role. Ms. Silverberg currently serves as a director in several private companies. Ms. Silverberg holds a B.A. degree in economics and business management from Haifa University, Israel, an M.B.A. degree from Tel-Aviv University, Israel, and a MA degree in Biotechnology from Columbia University, New York.

ICL Group Limited 203

The following table lists the names, ages and positions of our Executive Officers (who are not directors) as of the publication date of this Annual Report. The address for sending notices is c/o ICL Group Ltd., 23 Aranha Street, Millenium Tower, Tel Aviv, 6120201, Israel.

Name	Age	Position
Raviv Zoller	58	President & Chief Executive Officer
Amir Meshulam(1)	46	Senior Vice President, Global Internal Auditor
Anantha N. Desikan	55	Executive Vice President, ICL Chief Innovation and Technology Officer
Aviram Lahav	63	Chief Financial Officer
Elad Aharonson	49	Executive Vice President, ICL Growing Solutions Division
Ilana Fahima	57	Executive Vice President, Chief People Officer
Lilach Geva-Harel	46	Executive Vice President, Global General Counsel
Meir Mergi	60	President, Potash Division
Miri Mishor	59	Executive Vice President, Global Information Technology
Noam Goldstein	62	Executive Vice President, Operational Excellence, Energy, and Innovation
Philip Brown (2)	53	President, ICL Phosphate Specialty Solutions Division
Yaniv Kabalek(3)	48	President, ICL Industrial Products Division

(1)	See C. Board Practices – Internal Auditor.

(2)	In June 2022, Mr. Philip Brown was appointed President, ICL Phosphate Specialty Solutions Division, replacing Mr. Chris Millington.

(3)	In September 2022, Yaniv Kabalek was appointed President, Industrial Products Division

In July 2022, Anat Tal-Ktalav, our former President, Industrial Products Division, and Nitzan Moshe, our former EVP, Global Operations, were tragically killed in a car accident in Israel. Following the accident, the former responsibilities of Nitzan Moshe, such as safety, sustainability, risk management and quality assurance, were divided among Aviram Lahav, Lilach Geva Harel, Meir Mergi and Noam Goldstein

Raviv Zoller. Mr. Zoller has served as ICL's President and Chief Executive Officer since May 14, 2018. Prior to joining ICL, from 2008, Mr. Zoller served as the Chief Executive Officer of I.D.I. Insurance Company Ltd. (“Bituach Yashir”), which is listed on the TASE. In 1999, Mr. Zoller founded Ness Technologies Inc., which began trading on NASDAQ in 2004 and served as its President and Chief Executive Officer until 2007. Mr. Zoller voluntarily served from 2012 to October 2019 as Chairman of the Ethiopian National Project (ENP), a non-profit organization. Mr. Raviv Zoller was appointed as a member of the board of the International Fertilizer Association (IFA). Mr. Zoller is the representative of the West Asia region and was elected as Chairman of IFA’s Sustainability Committee. Mr. Zoller holds a B.A. degree in Economics and Accounting from Tel Aviv University and is a qualified certified public accountant.

ICL Group Limited 204

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

Aviram Lahav. Mr. Lahav serves as ICL CFO since 2022. Mr. Lahav previously held several senior positions as CFO of ADAMA group, a global agro-chemical company and part of Syngenta Group, and also as CEO of ADAMA Agricultural Solutions. Prior to this experience, he worked at Delta Galil Industries, moving from group CFO to CEO of the US division and then to global CEO and COO. Mr. Lahav is a certified public accountant (CPA) as of 1987, holds a BA in economics and finance from the Hebrew Jerusalem University and is a graduate of the Harvard Business School Advanced Management Program (AMP).

Elad Aharonson. Mr. Aharonson has been serving as President of ICL’s Growing Solutions since April 2021. Prior to joining ICL, Mr. Aharonson served at Elbit Systems since 2004, holding various senior management positions, including Executive Vice President and General Manager at the ISTAR Division from 2015 to 2021, Executive Vice President and General Manager of its UAS Division, from 2011 to 2015 and Vice President – UAV Systems, from 2009 to 2011. Mr. Aharonson holds a Law Degree (LL.B.) and a BBA from the Hebrew University of Jerusalem, Israel.

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

Lilach Geva-Harel. Mrs. Geva-Harel serves as EVP, Global General Counsel since February 1, 2019. Prior to joining ICL, from 2009 Mrs. Geva-Harel served as Senior Deputy to the Chief Executive Officer and Head of Investments House's Headquarters of Psagot Investment House Ltd., as well as its General Legal Counsel. Mrs. Geva-Harel was previously a Partner in the Merger & Acquisitions Department at Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. Law Offices (GKH). Mrs. Geva-Harel served as a director at REE Automotive Ltd. (NYSE: REE) a global company. Mrs. Geva-Harel holds an LLB degree and an LLM degree, both from Bar Ilan University and is a member of the Israel Bar.

Meir Mergi. Mr. Mergi serves as President of ICL Potash Division since March 2021 (first as Acting President and starting January 2021 as President). From March 2017 to Meir served as SVP, ICL Dead Sea Operations. Prior to that Meir held the position of VP Operations in the Company's Performance Products Division, based in Germany. From 2010 to 2014, Mr. Mergi served as the CEO of the Dead Sea Magnesium and before that he held various senior positions in the operations of Dead Sea Magnesium. Meir holds a BSc degree in Materials Engineering and MBA in Business Management, both from Ben Gurion University.

ICL Group Limited 205

Miri Mishor. Mrs. Mishor serves as EVP, ICL Information Technology since 2014. Mrs. Mishor joined ICL in 1986 and served in various positions, including CIO of ICL Industrial Products and VP Information Systems of ICL Fertilizers. Mrs. Mishor holds a B.Sc. degree in Mathematics and Computer Science and a M.Sc. degree in Industrial Management from Ben Gurion University.

Noam Goldstein. Mr. Noam Goldstein serves as ICL EVP for Operational Excellence, Innovation & Energy since March 2021. Mr. Goldstein joined ICL in 1986 and served in various positions in the Potash Division, including Vice President of Business Development, CFO in Europe, Vice President of Infrastructure, Senior Vice President Operations at ICL Dead Sea, and until recently as the president of ICL´s Potash Division. Mr. Goldstein serves as the Chair of the Chemical, Pharmaceutical, and Environmental Industries Association of the Manufacturers Association of Israel. Mr. Goldstein holds a B.A. degree in Economics and Business Administration from the Hebrew University of Jerusalem and a M.A. degree in Economics from Ben Gurion University. Mr. Goldstein is also a graduate of the Heschel Sustainability Leadership Fellowship Program.

Philip Brown. Mr. Brown has served as the President of ICL’s Phosphate Specialties Solutions since June 2022 and as Head of ICL Americas HQs. Mr. Brown joined ICL in 2006 and served in various leading positions in ICL’s Phosphate Business, including SVP Sales and Marketing, SVP Global Operations, and VP Operations and Supply Chain. Prior to joining ICL, Mr. Brown was Operations Manager at CP Kelco, from 1997 to 2006, and served 13 years and gained broad chemical industry experience in two global companies: Celanese (NYSE: CE) and Monsanto Company (NYSE:MON). Mr. Brown currently also serves on the Board of Directors for the American Chemistry Council (ACC). Mr. Brown holds a BS degree and MS degree in Engineering from Texas A&M University.

Yaniv Kabalek. Mr. Kabalek has served as President of Industrial Products Division since September 2022. Since 2001, Mr. Kabalek has served in several leadership positions at ICL: as Senior VP, Flame Retardants, Business Develop. & Advocacy from 2019-2022; as Senior Vice President, ICL-IP Regional Sales China/Asia & ICL Asia HQ (located in China) from 2017-2019; as Vice President, ICL-IP Regional Sales China/Asia (located in HK) from 2014-2017; as Head of Global Marketing Bromine & Isotanks from 2012-2014, as ICL-IP Global Treasury Manager from 2007-2012; and as a financial analyst from 2007-2012. Mr. Kabalek holds a BA degree in Economics and an MA degree in Business Administration, both from Ben Gurion University

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were elected.

ICL Group Limited 206

B. COMPENSATION

Directors Compensation: The approval of our director’s compensation is governed by Israeli law. Under the Companies Law requirements, compensation of directors generally requires the approval of the HR & Compensation Committee, the Board of Directors and the shareholders, in that order. Generally, the approval of the HR & Compensation Committee and the Board of Directors must be in accordance with the Company’s compensation policy, except in special circumstances and subject to certain conditions, in which case the shareholder approval must be by a special majority.

Non-Executive Directors: Effective as of July 1, 2022, each of our non-executive directors (including our external directors, within the meaning of the Companies Law) are compensated in accordance with the regulations promulgated under the Companies Law governing the compensation of external directors (the “Compensation Regulations”). The Compensation Regulations set minimum and maximum amounts of cash compensation (an annual fee and per meeting fees), depending on the Company’s shareholders’ equity. Generally, shareholder approval is not required for director compensation payable in cash (annual and per meeting fees) up to the maximum amounts set forth in Compensation Regulations.

Cash compensation and Fees: The per meeting fees vary in accordance to the qualification of the non-executive directors, depending on whether the director is qualified as an “Expert Director” under the Compensation Regulations. The fees are currently as follows:

	Expert Directors	Non-Expert Director
Fixed Annual Fee	~NIS 150,000 (approximately $45,000)
Per Meeting Fee	NIS 5,655 (approximately $1,687)	NIS 4,240 (approximately $1,265)

Until July 1, 2022, directors who are office holders of Israel Corp. (other than our Executive Chairman of the Board, Mr. Yoav Doppelt), namely, Aviad Kaufman and Sagi Kabla, did not receive compensation from the Company for their services as Company directors; instead, their fees were included in the annual management fees we paid to Israel Corp. pursuant to the management services agreement with Israel Corp. that was approved by our shareholders effective as of January 1, 2021, for a three year term until December 31, 2023 (the “Management Agreement”). The Management Agreement was terminated as of July 1, 2022, following which Mr. Kaufman and Mr. Kabla began to be paid their director cash compensation. Mr. Kabla, Israel Corp.'s Chief Financial Officer, has requested that his director cash compensation be either assigned and paid directly to Israel Corp. or paid directly to him, as instructed by Israel Corp.

In March 2022, a temporary amendment to the Compensation Regulations was adopted, allowing boards of directors to adopt criteria for purposes of classifying the participation of directors in meetings held electronically as attendance in person for purposes of the payment of per meeting fees, during such period that a “public health emergency situation” has been declared due to the Covid-19 pandemic. Accordingly, on May 25, 2022, the Company's Board of Directors adopted such criteria.

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

ICL Group Limited 207

The aggregate compensation paid by us to our non-executive directors for the year ended December 31, 2022, was approximately $824,000. This amount includes annual and per meeting fees but does not include business travel and expenses reimbursed to directors.

2022 Summary of Directors Compensation: The following table sets out the compensation earned by each individual who served as a non-executive director during the year ended December 31, 2022 (amounts exclude VAT):

Non-executive Director	Beginning of service in 2022 (if applicable)	Fixed Annual Fee	Aggregate Per Meeting Fees	Other *	Total
Aviad Kaufman	July 1, 2022	NIS 76,138 (~$22,709)	NIS 65,576 (~$19,558)	-	NIS141,714 (~$42,267)
Avisar Paz	-	NIS 152,275 (~$45,417)	NIS 121,784 (~$36,323)	NIS 30,432 (~$9,076)	NIS 304,491 (~$90,816)
Dafna Gruber	January 27, 2022	NIS 141,277 (~$42,237)	NIS 192,044 (~$57,278)	-	NIS 333,321 (~$99,415)
Gadi Lesin	-	NIS 152,275 (~$45,417)	NIS 172,137 (~$51,341)	NIS 4,524 (~$1,349)	NIS 328,936 (~$98,107)
Lior Reitblatt	-	NIS 152,275 (~$45,417)	NIS 195,557 (~$58,326)	NIS 39,902 (~$11,901)	NIS 387,734 (~$115,644)
Michal Silberberg	July 1, 2022	NIS 76,138 (~$22,709)	NIS 57,379 (~$17,114)	NIS 24,770 (~$7,388)	NIS 158,287 (~$47,211)
Dr. Miriam Haran	-	NIS 152,275 (~$45,417)	NIS 203,754 (~$60,771)	-	NIS 356,029 (~$106,188)
Ovadia Eli	-	NIS 114,120 (~$34,037)	NIS 95,702 (~$28,544)	NIS 20,187 (~$6,021)	NIS 230,009 (~$68,602)
Reem Aminoach	-	NIS 152,275 (~$45,417)	NIS 58,550 (~$17,463)	NIS 12,191 (~$3,636)	NIS 223,016 (~$66,516)
Sagi Kabla	July 1, 2022	NIS 76,138 (~$22,709)	NIS 86,654 (~$25,845)	-	NIS 162,792 (~$48,554)
Tzipi Ozer-Armon	-	NIS 152,275 (~$45,417)	NIS 117,100 (~$34,926)	NIS 15,229 (~$4,542)	NIS 284,604 (~$84,885)

* Includes business travel and expenses reimbursed to directors as well as payments in accordance with the Covid-19 criteria that was adopted by the Board of Directors, as described above.

Executive Chairman of the Board's Compensation: Mr. Doppelt's compensation terms as our Executive Chairman of the Board were approved by HR & Compensation Committee and Board of Directors on January 31, 2022, and February 8, 2022, respectively, and by our shareholders at the Annual General Meeting held on March 30, 2022. Mr. Doppelt's compensation terms are in effect for three years from July 1, 2022, concurrently with the date the Management Agreement was terminated.

Commencing as of July 1, 2022, Mr. Doppelt has been employed by the Company, and his compensation terms are as follows:

(1)	Annual cost: Annual fixed cost of employment of NIS 1,800,000 (approximately $537,000).

(2)
Short-term incentive: Mr. Doppelt may be entitled to an annual cash bonus, in accordance with the Executive Chairman’s short-term incentive (“STI”) formula set forth in the Company’s Compensation Policy. Mr. Doppelt’s target STI, which is also his maximum STI payout in any given year, is NIS 1,200,000 (approximately $341,000). For details regarding Mr. Doppelt’s STI formula as well as for the 2022 STI, see below "Short-Term Incentive - The Annual Bonus Component".

ICL Group Limited 208

(3)
Termination arrangement: In the event of termination of Mr. Doppelt's term of office as Executive Chairman of the Board, a six-month adjustment period and six-month advance notice period, during both of which he will continue to be entitled to all of his compensation terms, including STI payouts and continued vesting of his existing long-term incentive (“LTI”) plans.

(4)
In addition, pursuant to the decision of the HR & Compensation Committee on January 31, 2022, the Board of Directors on February 6, 2022, and our shareholders at the annual general meeting held on March 30, 2022, Mr. Yoav Doppelt was awarded a three-year LTI award, for the years 2022-2024, in the form of non-marketable options, exercisable into 1,055,100 Ordinary Shares, at an exercise price of $11.2 per share (or on a cashless basis based for a reduced number of shares pursuant to a customary “net exercise” formula), with a total value of NIS 9 million (approximately $2.8 million), or NIS 3 million (approximately $941,000) per vesting annum. For details regarding the Company's equity compensation plans, see Note 19 to our Audited Financial Statements.

Equity (LTI) Grant to the Executive Chairman of the Board:

Grant for Year	Offerree	Grant Date	Type of Equity(2)	Dates of Governance Bodies' Approvals	Grant Value (ILS)	Amount of Options	Expiration Date
2022-2024	Mr. Yoav Doppelt, Executive Chairman of the Board	March 30, 2022	Options	HR & Comp. Committee – 31.1.22 & 6.2.22 Board – 8.2.22 Shareholders (Annual GM) – 30.3.22	9 million (3 million per annum)	1,055,100	March 30, 2027
Vesting Schedule
The options will vest in three equal tranches, upon each of the three anniversaries of the grant date. Options fully accelerate if Mr. Doppelt ceases to provide services within 12 months following a change of control (other than in the event of termination for cause).

(1)	The Equity awards were granted pursuant to the Company’s Equity Compensation Plan (2014), as amended in June 2016.

Other than the agreement with Mr. Doppelt in his capacity as Executive Chairman of the Board, described above, and the acceleration of equity awards upon termination of director service under certain circumstances, we do not have any written agreements with any current director providing for benefits upon the termination of such directors' relationship with us.

ICL Group Limited 209

Senior Management Compensation

Our Compensation Philosophy: The design and philosophy of our executive compensation program closely links financial performance and strategy execution resulting awards, supporting our efforts to attract, motivate and retain the brightest talent with skills across a diverse range of capabilities. An emphasis on long-term incentives (equity-based compensation) focuses our executives on long-term success and aligns compensation with shareholders’ interests. The compensation structure is designed to support the delivery of financial performance while demonstrating a commitment to operating safely, reliably and in a manner that is proactively consistent with our Environmental, Social and Governance (ESG) commitments. Commencing in 2021, our HR & Compensation Committee and Board of Directors determined to include ESG performance targets as part of the annual short term incentive plan of all executive officers, to reflect our commitment to create impactful solutions for humanity’s greatest sustainability challenges. Accordingly, for the years 2022 and 2023, our HR & Compensation Committee and Board of Directors set annual key performance indicators (“KPIs”) for our executive management, that incorporate improvement of specific ESG targets, including: health & safety performance (IR improvement targets), environmental performance (water savings, waste reduction, greenhouse gas (“GHG”) emissions reduction targets, aimed to eventually achieve science based targets, as further detailed in “Item 4 – Information On The Company — B. Business Overview - Task Force on Climate-related Financial Disclosures (TCFD)"), suppliers sustainability performance (related to TfS/Ecovadis assessments), climate-change and climate related disclosures and rankings, diversity and gender equality improvement targets, energy efficiency, green products, product carbon footprints calculations, and more.

The aggregate compensation amount incurred to all of the members of our senior management (Global Executive Committee – GEC) as of December 31, 2022, was approximately $16 million for the year 2022. This amount includes an annual provision for pension or other retirement benefits for our senior management of approximately $1 million.

ICL Group Limited 210

The following table and accompanying notes describe the compensation incurred for the year 2022 with respect to the five highest earning senior officers of ICL for such period.

Details of the Recipient			Payments for services
Name	Position	Scope of position	Base Salary	Compensation(1)	Bonus (STI) (2)	Equity based compensation (LTI)(3)	Total
US$ thousands
Raviv Zoller (4)	President & Chief Executive Officer	100%	756	1,094	995	2,691	4,780
Yoav Doppelt (5)	Executive Chairman of the Board	Invests significant portion of his time	226	870	171	1,503	2,544
Aviram Lahav (6)	Chief Financial Officer	100%	339	805	425	688	1,918
Elad Aharonson (7)	President, Growing Solutions Division	100%	412	577	367	809	1,753
Anat Tal-Ktalav (Deceased) (8)	Former President of Industrial Products Division	-	177	1,026	-	719	1,745

(1)
The salary items (compensation) column set out in the above table includes all of the following components: base salary, customary social benefits, customary social and related provisions, Company car and reimbursement of telephone expenses. The compensation is in accordance with the Company's Compensation Policy.

(2)
The annual bonuses (STI awards) to officer holders for 2022, including the top-five earners in 2022, were approved by our HR & Compensation Committee and Board of Directors on February 12, 2023, and February 14, 2023, respectively.

(3)
The expense for share-based payment compensation is calculated according to IFRS and is recognized in the Company’s statement of income over the vesting period of each portion. The amounts reported in this column represent the expense recorded in the Company’s financial statements for the year ended December 31, 2022, with respect to equity-based compensation granted to the senior officer. For details regarding the Company's equity compensation plans, see Note 19 to our Audited Financial Statements.

ICL Group Limited 211

Five highest earning senior officers' employment terms summary, according to their employment agreements:

	Senior officer	Employment terms
(4)	Raviv Zoller
•          Base salary:
-          Annual base salary of NIS 2.4 million (approximately $716,000), indexed to the Israeli Consumer Price Index (CPI). Mr. Zoller’s annual base in 2022, was NIS 2.53 million (approximately $756,000).
-          Monthly base salary of approximately NIS 211,250 (approximately $63,000), as of December 31, 2022;
•          STI – Annual Bonus: See below “Short-Term Incentive - The Annual Bonus Component”.
•          LTI – Equity:
-          In accordance with Mr. Zoller's employment agreement, as signed on July 3, 2018, and amended in July 2019 ("Mr. Zoller's Employment Agreement"), Mr. Zoller is entitled to an annual LTI (equity) grant of NIS 4.8 million (approximately $1.4 million), or any other amount per vesting annum, as determined and approved by the Company's authorized governance bodies, including by the Company's shareholders. For Mr. Zoller three-year LTI grant for the years 2019-2021, in the form of non-marketable options, with value of NIS 4.8 million (approximately $1.4 million) per vesting annum, see Note 19 to our Audited Financial Statements.
-          On February 6, 2022, February 8, 2022, and March 30, 2022, our HR & Compensation Committee, Board of Directors and shareholders, respectively, approved a three-year LTI award to Mr. Raviv Zoller, for the years 2022-2024, in the form of non-marketable options, with value of NIS 5.5 million (approximately $1.7 million) per vesting annum. For details regarding Mr. Zoller's LTI grant for 2022-2024, see Note 19 to our Audited Financial Statements;
•          Termination arrangements:
-          12-months advance notice period in case of termination by the Company (not for cause) or 6-months advance notice in case of resignation;
-          Additional severance equal to the last base salary multiplied by the number of years that Mr. Zoller served as ICL’s President & CEO.
•          In accordance with Mr. Zoller's Employment Agreement, all compensation items per Mr. Zoller's Employment Agreement, are indexed to the Israeli Consumer Price Index (CPI).
All other cash and non-cash benefits payable to our senior executives pursuant to our policies in effect from time to time, including but not limited to, pension, study fund, disability insurance, Company car, gross up, etc., as well as the exemption, insurance and indemnification arrangements applying to the Company’s office holders.

(5)	Yoav Doppelt
•          For details regarding Mr. Doppelt’s compensation terms as our Executive Chairman of the Board, see above ‘Executive Chairman of the Board's Compensation’, as well as the Short-Term Incentive (Annual Bonus) Component section below.

(6)	Aviram Lahav
•          Monthly base salary: NIS 100,000 (approximately $30,000). Mr. Lahav’s base salary may be updated twice a year according to the rise in the CPI in the months that passed since the previous update.
•          2022 STI: See below "Short-Term Incentive Annual Bonus Component".
•          On February 14 and 16, 2023, our HR and Compensation Committee and Board of Directors, respectively, approved a change to Mr. Lahav’s compensation mix, such that as of March 2023, Mr. Lahav’s monthly base salary will increase to NIS 120,000 (approximately $36,000) while his target STI will be reduced from 100% to 75% of his annual base salary.
•          LTI: The equity-based compensation amount in the above table reflects the expense that was recognized for Mr. Lahav’s LTI in the Company’s 2022 Financial Statements.
•          Termination arrangements: advance notice period of 6-months.
All other benefits customary in the Company, such as regular provisions for pension and severance, disability fund, Company car, as well as the exemption, insurance and indemnification arrangements applying to the Company’s office holders.

	Senior officer	Employment terms
(7)	Elad Aharonson
•          Monthly base salary: NIS 115,000 (approximately $34,000). Mr. Aharonson’s base salary may be updated twice a year according to the rise in the CPI in the months that passed since the previous update.
•          2022 STI: See below “Short-Term Incentive Annual Bonus Component”.
•          LTI: The equity-based compensation amount in the above table reflects the expense that was recognized for Mr. Aharonson’s LTI in the Company’s 2022 Financial Statements.
•          Termination arrangements:
-          Advance notice period of 6 months.
-          6 months adjustment period if employment is involuntary terminated during the first two years of his employment.
All other benefits customary in the Company, such as regular provisions for pension and severance, disability fund, Company car, as well as the exemption, insurance and indemnification arrangements applying to the Company’s office holders.

(8)	Anat Tal-Ktalav (Deceased)
•          Mrs. Tal-Ktalav was killed in a tragic car accident on July 28, 2022 (“End of Employment Date”). The below compensation terms include the final account for the end of employment, as approved by our Company’s HR & Compensation Committee and Board of Directors on September 14, 2022, in accordance with the Company’s Compensation Policy.
•          The base salary column represents the aggregate base salary paid to Mrs. Tal-Ktalav in 2022 until the End of Employment Date.
•          The Compensation column includes, in addition to the aggregate base salary:
-          ICL collective life insurance payment of approximately NIS 760,000 (approximately $221,000).
-          Severance completion payment of NIS 630,000 (approximately $185,000).
-          12-monthly salaries termination grant in the aggregate amount of NIS 1.02 million (approximately $295,000).
-          Annual bonus for 2022 (representing the target bonus only) in the amount of NIS 1.02 million (approximately $295,000).
•          LTI: The equity-based compensation amount in the above table reflects the expense that was recognized for Mrs. Tal-Ktalav’s LTI in the Company’s 2022 Financial Statements, including acceleration of vesting of the first portion (1/3) of the 2022 LTI triennial grant, as well as extension of the exercise period of all outstanding options until the end of their respective expiration dates.
•          Legal support to the family in the amount of NIS 25,000 (approximately $7,250).

ICL Group Limited 212

Short Term Incentive - The Annual Bonus Component

Our Annual Short Term Incentive Plan is a key element in supporting our pay-for-performance philosophy. Each Executive Officer’s annual incentive opportunity is determined by performance in certain components, with an emphasis on key operating and financial metrics, including ESG targets.

The Annual Incentive Plan for 2022 continues to include strategic metrics at both ICL and operating segment levels to measure and reward initiatives critical to the longer-term success of the organization. The incentive targets continue to be set as a percentage of salary, with actual payouts based on a performance multiplier dependent on the achievement of predetermined annual goals. Commencing in 2021, our HR & Compensation Committee and Board of Directors resolved to include ESG performance targets as part of the annual short term incentive plan of all executive officers, to reflect our commitment to create impactful solutions for humanity’s greatest sustainability challenges. Accordingly, for the years 2022 and 2023, our HR & Compensation Committee and Board of Directors set annual KPI’s for our executive management that incorporate improvement of specific ESG targets, including: health & safety performance (IR improvement targets), environmental performance (water savings, waste reduction, GHG emissions reduction targets, aimed to eventually achieve science-based targets, as further detailed in “Item 4 – Information On The Company — B. Business Overview - Task Force on Climate-related Financial Disclosures (TCFD)"), suppliers sustainability performance (related to TfS/Ecovadis assessments), climate-change and climate related disclosures and rankings, diversity and gender equality improvement targets, energy efficiency, green products, product carbon footprints calculations, and more. On February 12, 2023, and February 14, 2023, our HR & Compensation Committee and Board of Directors, respectively, approved the annual short-term incentive awards to our office holders for 2022, including the top-five earners in 2022 among ICL’s senior officers, in accordance with the Company’s Compensation Policy, and according to the criteria set forth above.

The Company's Compensation Policy includes a formula for the calculation of the annual bonus for our CEO and Executive Chairman of the Board, as detailed below. With respect to our other Executive Officers, the Company's Compensation Policy provides that the annual bonuses may be calculated by measurable financial metrics and/or measurable non-financial metrics, as pre-determined by our HR & Compensation Committee and Board of Directors, and/or a qualitative evaluation.

CEO STI Formula as set forth in the Company’s Compensation Policy:

•
The target STI (“STI Target”) for the CEO represents the conceptual payout amount for 100% performance level (i.e, achieving weighted 100% of all targets) in a given year. The Target STI for the CEO shall not exceed 120% of the CEO’ annual base salary.

•
80% of the CEO's STI Target will be measured against the performance level of annual measurable financial and measurable non-financial goals determined by the HR & Compensation Committee and the Board of Directors at the beginning of each fiscal year, as detailed in the Compensation Policy, and including ESG targets, as detailed above.

•
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

ICL Group Limited 213

•
STI Threshold: If either ICL adjusted operating income and/or adjusted net income actual performance will not meet the threshold performance level (60% of budget), there will be no payout for the 80% of STI that is measured against measurable financial and measurable non-financial goals.

•
The remaining 20% of the CEO's STI Target will be measured based on a qualitative evaluation by the HR & Compensation Committee and Board of Directors after receiving a recommendation of the Executive Chairman of the Board. The maximum payout for this component cannot exceed the higher of three base monthly salaries or 25% of total actual STI payout.

•	The maximum STI payout for the CEO pursuant to the Compensation Policy cannot exceed, for any given year, the lower of 130% of the CEO's STI Target for such year or $1.5 million.

•
Mr. Zoller’s STI target as per Mr. Zoller's Employment Agreement is NIS 2.5 million (approximately $710,000). The maximum STI payout according to Mr. Zoller’s Employment Agreement is NIS 3.75 million (approximately $1.07 million).

•	In accordance with Mr. Zoller's Employment Agreement, all compensation items per Mr. Zoller's Employment Agreement, are indexed to the Israeli CPI.

•	For details regarding Mr. Zoller’s STI payout in 2022, see below.

Chairman of the Board (CoB) STI Formula as set forth in the Company’s Compensation Policy:

•
The STI Target for the CoB represents the conceptual payout amount for 100% performance level (i.e., achieving weighted 100% of all targets) in a given year. The STI Target for the CoB shall not exceed 120% of the CoB annual base salary.

•
30% of the CoB's STI Target will be measured against the performance level of ICL EBITDA; 30% against the performance level of ICL Operating Income; 20% against the performance level of ICL Net Income, and 20% against the performance level of ICL’s Revenues. These goals will be taken from ICL’s budget for the relevant fiscal year, and each will be measured as adjusted according to the rating scale set forth in the Compensation Policy.

•	Mr. Doppelt’s target STI, which is also his maximum STI payout in any given year, is NIS 1,200,000 (approximately $341,000).

•	The maximum STI payout for the CoB shall not exceed, for any given fiscal year, the lower of 150% of the CoB target STI and $1,000,000.

•
STI Threshold: If either ICL’s adjusted operating income and/or adjusted net income actual performance will not meet the threshold performance level (60% of budget), there will be no payout for the 80% of STI that is measured against measurable financial and measurable non-financial goals.

•	For details regarding Mr. Doppelt’s STI payout in 2022, see below

Executive Officers STI requirements as set forth in the Company’s Compensation Policy:

•
The maximum STI payout for an Executive Officers, other than the CEO and Executive Chairman, shall not exceed, for any given fiscal year, the lower of 225% of the Executive Officer’s STI Target for such year and $1,000,000.

ICL Group Limited 214

•	For details regarding the highest earners Executive Officers STI payout in 2022, see below.

Five-highest earners STI payout in 2022:

Executive Office	Annual Base	STI Target %	STI Target	Overall score of % target(1)	2022 STI Payout
Raviv Zoller	NIS 2.58 million (~$0.77 million)	NA(2)	NIS 2.69 million (~$0.76 million)	130%	NIS 3.5 million (~$1 million)(3)
Yoav Doppelt	NIS 1.5 million (~$0.45 million)	-	NIS 1.2 million (~$0.34 million)	150%	NIS 0.6 million (~$0.17 million)(4)
Aviram Lahav	NIS 1.2 million (~$0.36 million)	100%	NIS 1.2 million (~$0.34 million)	124.5%	NIS 1.49 million (~$0.42 million)
Elad Aharonson	NIS 1.38 million (~$0.41 million)	75%	NIS 1.35 million (~$0.4 million)	124.8%	NIS 1.29 million (~$0.37 million)
Anat Tal-Ktalav (Deceased) (5)	-	-	-	-	-

(1)
For all executive officers, other than Mr. Doppelt who has a different formula as set forth above, this column represents the weighted % score of the measurable financial and non-financial goals (including ESG targets) and qualitative evaluation.

(2)	Mr. Zoller's STI Target was determined in Mr. Zoller's Employment Agreement as a nominal number only (linked to the CPI).

(3)	Mr. Zoller’s potential 2022 STI payout was higher than NIS 3.5 million (approximately $995,000), but was capped at 130% of the target bonus, as per the requirements of our Compensation Policy.

(4)	Mr. Dopplet’s 2022 STI is prorated (50%), according to the date his updated compensation terms commenced, i.e. as of July 1, 2022.

(5)	For details regarding Mrs. Tal-Ktalav’s final account calculations following her end of employment, see the five highest earning senior officers' employment terms summary above.

ICL Group Limited 215

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

Dr. Miriam Haran and Ms. Dafna Gruber serve as “external directors” according to the Companies Law. Messrs. Lior Reitblatt and Gadi Lesin and Ms. Tzipi Ozer Armon qualify as independent directors, as defined in the Companies Law. Mses. Tzipi Ozer Armon, Miriam Haran, Dafna Gruber and Michal Silverberg, as well as Messrs., Reem Aminoach, Lior Reitblatt and Gadi Lesin qualify as independent directors under the rules applicable to the US companies listed on the NYSE. Messrs. Yoav Doppelt, Aviad Kaufman, Sagi Kabla, Avisar Paz and Ovadia Eli are not considered independent directors by virtue of the positions they hold, or previously held, with our controlling shareholder's group. We do not have service agreements with our current directors, excluding our Executive Chairman of the Board, Mr. Yoav Doppelt.

Board Composition

The Company's Board of Directors has adopted an outline for institutionalizing and improving the structure and composition of the Board of Directors, reflecting, among other things, the Company's ambition to maintain a diverse composition of its board of directors, which represents diverse backgrounds, expanding skillsets and experience, and encompasses a wide range of special expertise, such as high-level managerial experience in a complex organization; strong global experience; skills and experience in dealing with complex issues; experience with strategy setting; experience in managing global businesses, working with emerging markets and business development experience in high-volume businesses; experience in corporate governance, sustainability and environmental expertise, risk management and regulation, and gender diversity. The aforementioned outline also includes guiding principles for the appointment of external directors in the Company. In addition, the Company strives to have a board of directors comprised of directors with the following characteristics: industry experts; corporate governance expertise; environmental, biodiversity and climate expertise; logistics and operational expertise; safety expertise, etc. Accordingly, the Company strives to integrate within its board, directors with expertise in such areas, whether with new appointments or upon replacement of a directors' vacant position.

ICL Group Limited 216

Board Effectiveness Review

During 2020 and 2021, our board of directors underwent an external assessment of the effectiveness of the board of directors, which was conducted by one of the big four global accounting firms, following which the external consultants presented its analysis and observations and related recommendations and opportunities to assist the board in achieving increased board effectiveness. The process included (among other things) a review of the background materials for board meetings and minutes of board meetings, interviews with the chairman of the board, all other company directors and certain company officers, and a survey regarding board practices that was designed in collaboration with us and completed on an anonymous basis by the board members. The board effectiveness assessment was conducted by the external consultant in accordance with a global methodology, and in relation to best practices and international corporate governance standards. The consultants assessed the board’s governance maturity based on a board maturity model and determined that the board’s governance is at a high level of maturity. The board of directors analyzed the findings of the assessment and the recommendations and opportunities for improvement, and created, with the assistance of the external consultants and in collaboration with the Company and its corporate secretary, a plan for the implementation of the recommendations, most of which have been implemented or are in progress.

Following the external process for evaluating the effectiveness of our board of directors, as described above, the board has adopted the survey for future self-assessments of the effectiveness of the board of directors and for year on year comparisons. In February 2022 the board of directors conducted a periodic review and the conclusions of the periodic self-assessment of the effectiveness of the board and the conclusions of the self-assessment were presented to the board of directors on June 29, 2022, and have been subsequently implemented.

New Directors On-boarding & Directors' Trainings

The Company has a tailored and robust onboarding program for new directors, aimed to familiarize the new directors with key topics, such as the board’s structure, governance and responsibilities, the Company’s organizational structure, the Company’s strategic objectives and key performance indicators (KPIs), the Company’s business environment and market overview, financial reporting and legal proceedings. The program is formalized and tailored to take into account the unique backgrounds, experiences and expected committee responsibilities of each new director. The program includes an educational overview of the Company's public disclosures, including website, regulatory filings, governance documents. investor presentations, annual and long-term budget materials. In addition, we schedule meetings for the new directors with other directors, key executives and business leaders to gain business insights about the Company, and the culture of the board and how it operates. Additional onboarding activities (such as site visits) are calendared throughout the year to foster an ongoing onboarding program.

The board operates according to annual and long-term plans, which include, among other things, trainings on various issues (such as climate change, sustainability, governance, compliance, HR & people trends, etc.), in addition to educational sessions on the business environment, our products, competition view, compliance, and other topics.

ICL Group Limited 217

External Directors

As a public Israeli company, we are required by the Companies Law to have at least two external directors who meet certain independence criteria to ensure that they are not related to the Company or to our controlling shareholder. The definition of an “external director” or "independent director" under the Companies Law and the definition of an “independent director” under the NYSE rules are very similar, and thus, we would generally expect a director who qualifies as one to also qualify as the other. However, since the definitions provided in Israeli law and the US law are not identical, it is possible for a director to qualify as one but not necessarily as the other.

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

ICL Group Limited 218

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

Financial Experts

Our Board of Directors has resolved that at least three of its members must have financial and accounting expertise, as such term is defined in regulations promulgated under the Companies Law. Our Board of Directors has further determined, based on qualification statements delivered to the Company, that ten out of our twelve serving directors meet such financial and accounting expertise requirements (For further details see “Item 6 - Directors, Senior Management and Employees — A. Directors and Officers.”

In addition, our Board of Directors has determined that all members of our Audit and Accounting Committee are financially literate for purposes of meeting the NYSE rules and are qualified to serve as “audit committee financial experts” as defined by SEC rules.

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

Our Board Committees

Our Board of Directors has established the following committees, which operate in accordance with written charters or procedures that set forth, among other things, such committee’s structure, manner of operations, qualification and membership requirements, responsibilities and authorities.

ICL Group Limited 219

Committee Name	Main Responsibilities	Committee Members	Number of Meetings in Reported Year	Average Attendance
Audit & Accounting (1) Statutory committee
-          Identifying & addressing flaws in the business management of the Company
-          Review and approve interested party transactions; determine criteria for classification and approval of interested party transactions
-          Establishing whistleblower procedures
-          Overseeing the Company’s internal audit system and the performance of its internal auditor
-          Appointment, compensation, oversight and scope of work assessment of the Company’s independent accounting firm auditors
-          Monitoring ICL’s financial statements and the effectiveness of its internal controls
-          Ensure the Company’s compliance with legal and regulatory requirements and adherence to corporate governance best practices
-          Overseeing ICL’s risk management, including monitoring the activities to manage & mitigate the identified risks
		Dafna Gruber (Chair) Dr. Miriam Haran Lior Reitblatt Gadi Lesin	9	100%
Human Resources & Compensation (2) Statutory committee
-          Recommending to the Board of Directors a policy governing the compensation of officers and directors based on specific criteria
-          Recommending to the Board of Directors, from time to time, updates to such compensation policy
-          Reviewing the implementation of such compensation policy
-          Deciding whether to approve transactions with respect to terms of office and employment of officers & directors (which require approval by the compensation committee under the Companies Law)
-          Approving, under certain circumstances, an exemption from shareholder approval of the terms of a candidate for chief executive officer (who meets certain non-affiliation criteria, in accordance with the provisions of the Companies Law)
-          Overseeing the Company’s bonus and equity plans
-          Overseeing evaluation of top management and employees
-          Overseeing succession planning
		Dr. Miriam Haran (Chair) Dafna Gruber Lior Reitblatt	9	100%

ICL Group Limited 220

Committee Name	Main Responsibilities	Committee Members	Number of Meetings in Reported Year	Average Attendance
Climate, Sustainability & Community Relations (3) Not statutory committee, advisory only	- Overseeing ICL’s climate, sustainability, safety, environment and water management related risks an opportunities, targets, policies and programs - Overseeing ICL’s community outreach programs, public relations & advocacy - Overseeing diversity and inclusion aspects in the Company	Dr. Miriam Haran (Chair, Environmental Expert)) Ovadia Eli Reem Aminoach Sagi Kabla Gadi Lesin	3	87%
Financing Committee (4) Not statutory committee, advisory only	- Overseeing ICL’s financing and equity management and operations, including loans, equity offerings, hedging, debt and other financing vehicles	Sagi Kabla (Chair) Aviad Kaufman Avisar Paz Dafna Gruber	2	100%
Operations Committee (5)	-	-	1	100%

Board of Directors Attendance: number of meetings in 2022 – 18; average attendance – 91%

Audit and Accounting Committee

Under the Companies Law, the Audit Committee must consist of at least three directors who meet certain independence criteria and must include all of the Company’s external directors. The Chairman of the Audit Committee is required to be an external director.

In addition to meeting the requirements of Israeli law, our Audit and Accounting Committee also complies with the requirements applicable to the US companies that are listed on the NYSE and with SEC rules. All members of our Audit and Accounting Committee are also independent directors as such term is defined in SEC rules and the NYSE listing requirements. Our Board of Directors has determined that all the members of the Audit and Accounting Committee are financially literate as provided in the NYSE rules.

(1)	Human Resources and Compensation Committee

Under the Companies Law, the Compensation Committee must consist of at least three directors who meet certain independence criteria and include all of the Company’s external directors, who are required to constitute a majority of its members. The Chairman of the Compensation Committee must be an external director. The members of the Compensation Committee are remunerated for their service in accordance with the Compensation Regulations governing the compensation of external directors.

All members of our HR & Compensation Committee are also independent directors as such term is defined in the NYSE listing requirements and SEC rules.

ICL Group Limited 221

(2)	Climate, Sustainability and Community Relations Committee

Our Climate, Sustainability and Community Relations Committee is not a statutory committee and is not authorized to exercise any power of our Board of Directors and has advisory authority only.

(3)	Financing Committee

Our Financing Committee is not a statutory committee and is not authorized to exercise any power of our Board of Directors and has advisory authority only.

(4)	Operations Committee

On November 16, 2022, our Board of Directors concluded that the responsibilities of our Operations Committee should be discussed at the Board level and resolved to disband the Operations Committee, effective immediately.

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

As of the time of this Annual Report, our internal auditor is Mr. Amir Meshulam, a certified public accountant in Israel. Mr. Meshulam holds an LLB degree from the College of Management and is a member of the Israel Bar. Mr. Meshulam’s education, skills and experience were among the Board of Directors’ considerations in approving the appointment. Mr. Meshulam has served in this position since August 2018. Mr. Meshulam is a Company employee, and reports to the Executive Chairman of the Board of Directors.

Our internal auditor oversees the work of various internal auditors acting on his behalf throughout the organization.

Our internal auditor acts in accordance with the defined Internal Audit Charter and obligated to comply with IIA Standards. Mr. Meshulam holds periodic meetings with the Audit Committee, without management present, as often as deemed necessary, and at least once a year. In addition, the Internal Auditor holds monthly meetings with our Executive Chairman of the Board and with the Chairman of the Audit Committee.

The internal audit's annual and multi-year work plans are risk-based plans. They have been designed based on a global risk assessment, and were examined against industry standards and benchmark. The audits of all the operational sites are preformed every 3 years, including examination of various risk areas, such as ethics and compliance, environmental, operational, safety and procedures. The plans are reviewed and approved by the Audit Committee and the Board of Directors. In addition, a high-level risk assessment is carried out annually and the audit plan is reassessed and approved.

ICL Group Limited 222

Insurance and indemnification

The Articles of Association of the Company and its Israeli subsidiaries include provisions that permit exemption, indemnification and insurance of the liability of officers and directors, all in accordance with the provisions of the Companies Law.

The Company, with the approval of HR & Compensation Committee, the Board of Directors and the shareholders, granted its officers and directors a letter of exemption and indemnification, and also maintains an insurance policy covering directors' and officers' liability, which is renewed annually. The directors' and officers' liability insurance and the exemption and indemnity undertaking do not apply to those cases specified in Section 263 of the Companies Law. The exemption is from liability for damages caused and/or that will be caused, by those officers and directors as a result of a breach of the duty of care to the Company. Regarding directors who are office holders of Israel Corp., who may serve from time to time, on January 5, 2021, the shareholders approved to extend the period for exemption and indemnification entered into with such office holders, for an additional nine years, commencing November 30, 2020, provided that the exemption shall not apply to liabilities arising in connection with a transaction or resolution in which a controlling shareholder or an office holder, including an office holder who is other than the office holder party to the agreement, has a personal interest (within the meaning of the Companies Law). The amount of the indemnification payable by the Company under the letters of indemnification, in addition to amounts received from an insurance company, if any, for all of the officers and directors on an aggregate basis, for one or more of the events detailed therein, is limited to $300 million

D&O Framework Transaction

On January 30, 2020, the Company’s shareholders approved a three-year framework transaction which enables the Company to purchase, from time to time, directors’ and officers’ liability insurance policies for a two-tier coverage of directors’ and officers’ liability, including a joint tier with Israel Corp., beginning February 1, 2020 (the "Framework Transaction"). The insurance policies under the Framework Transaction include a joint primary tier with Israel Corp. with a joint liability cap of up to $20 million, and a separate tier covering the Company alone, with a liability cap of up to $330 million, with a total liability limit of up to $350 million for both tiers. Our directors and officers are beneficiaries of both tiers. Pursuant to the Framework Transaction, the cost of the annual premium shall not exceed a cap of $10 million for both tiers. The division of the premium amount between the Company and Israel Corp. in the joint tier is 80% to be paid by the Company and 20% by Israel Corp, and the HR & Compensation Committee and the Board of Directors have the authority to change, from time to time, the premium allocation in respect of the joint tier between the companies, according to the recommendation of the insurers and/or brokers, and provided that such changes will not exceed 25% over the entire transaction period. Deviation from these limits shall require shareholder approval. In accordance with the terms of the Framework Transaction and the Company's Compensation Policy, the Company's directors’ and officers’ liability insurance policy for 2022, was approved by the Company's authorized organs, effective as of March 2022. The 2022 directors’ and officers’ liability insurance policy includes a liability limit of $150 million for both tiers (comprised of a limit of $40 million, with an additional Side A coverage (directors and officers only) limit of $110 million). The Company is acting to renew its directors' and officers' liability insurance policy for 2023, effective as of March 2023, and will approve the renewed directors' and officers' liability insurance policy in accordance with the Israeli Companies Regulations (Relief in Transactions with Interested Parties), 5760-2000.

Other Information

We have not engaged in any arrangements with directors providing for benefits upon termination of employment, with the following exceptions: (1) In the event of termination of Mr. Yoav Doppelt's term of office as Executive Chairman of the Board, he will be entitled to a six-month adjustment period and six month advance notice period, during both of which he will continue to be entitled to all of his compensation terms, including STI payouts and continued vesting of his existing LTI plans; and (2) In accordance with the Equity Plan, the board members' vesting of restricted shares would fully accelerate if the holder thereof ceases to serve as a director of the Company, unless he ceased to hold office due to those certain circumstances regarding early termination of office or imposition of enforcement measures, as set forth in section 231-232a and 233(2) of the Companies Law.

ICL Group Limited 223

D. EMPLOYEES

Breakdown of Employees by Segments

2022	2021	2020
Phosphate Solutions	3,961	4,608	4,601
Growing Solutions	3,792	2,406	994
Potash	2,120	2,498	2,491
Industrial Products	1,624	1,595	1,654
Global functions and headquarters	1,236	1,162	1,092
Sub Total	12,733	12,269	10,832
Temporary employees	886	964	912
Total employees	13,619	13,233	11,744

Geographic Breakdown of Employees

2022	2021	2020

Israel	4,534	4,462	4,401
China	1,999	1,977	2,048
Brazil	1,711	1,644	259
Spain	940	872	868
USA	830	772	716
Germany	717	670	697
UK	715	676	670
Netherlands	612	578	584
France	127	122	117
All other	548	496	426
Sub Total	12,733	12,269	10,832
Temporary employees	886	964	912
Total employees	13,619	13,233	11,744

As of December 31, 2022, the Company’s workforce was comprised of 13,619 employees compared to 13,233 employees as of December 31, 2021, an increase of 386 employees.

This increase is mainly due to the growth of the production support departments in Brazil, and Spain, as well as the growth of the sales and marketing and R&D departments in the Growing Solutions segment and in the Food strategy unit within the Phosphate Solutions segment and in the Growing Solutions segment.

As the Company continues to focus on targeting long-term growth through its diversified specialty solutions, it decided to change its managerial structure so that, as of January 2022, the activities of ICL Boulby and other European business components were allocated from the Potash and Phosphate Solutions segments, respectively, to the Growing Solutions segment. For further information, see Note 5 to our Audited Financial Statements and “Item 5 – Financial Results and Business Overview— A. Operating Results".

ICL Group Limited 224

Employment, Employee Experience & Talent Succession

Our employees in Israel are employed under collective or personal employment agreements. The collective bargaining agreements are negotiated and renewed from time to time. By law, if a new collective bargaining agreement is not signed, the terms of the original agreement are extended for an unlimited period, unless one party gives notice to the other of its cancellation. As of the publication date of this Annual Report, no notice of cancellation had been given for any of the collective bargaining agreements currently in effect at ICL.

The following subsidiaries in Israel have collective bargaining agreements in force up to the date indicated: DSW, up to September 2022; Mifalei Tovala, up to December 2022; TAMI, up to December 2022; Dead Sea Magnesium, up to December 2023; Fertilizers and Chemicals, up to December 2023; Bromine Compounds, up to March 2025 and Rotem Israel, up to July 2026.

In 2022, the labor agreements for DSW, Periclas, Tovala and Tami were expired. As of the reporting date, the parties are negotiating their renewal.

Senior employees in Israel serving in special positions and members of management are employed under personal agreements. These agreements are not limited in time and may be terminated with advance notice of a few months.

A small number of employees at ICL’s sites in Israel are employed through employment agencies for short terms. In addition, we have contracted in Israel with subcontractors for various outsourcing services such as security, packaging, maintenance projects, catering, cleaning, and other services. In accordance with ICL's Board of Directors' decisions from 2004, contractors who employ workers at ICL’s plants in Israel are required to provide their employees - who permanently work for ICL - with holiday gifts and other benefits such as uniforms and meals.

ICL’s employees outside of Israel are employed according to employment terms prevailing in the countries in which they are employed. A significant number of overseas employees, primarily in China, Germany, the Netherlands, the UK, Spain, and the US, are employed under collective agreements and/or arrangements.

Under Chinese labor law, it is a mandatory requirement for employers to enter personal labor contracts with their employees. As such, the permanent staff of YPH is employed under respective personal labor contracts. However, under PRC law, employees have the right to establish a labor union to represent their interests and protect their legal rights. YPH has a labor union which may represent employees negotiating with their employer for collective agreements regarding remuneration, working hours, work safety, etc. Such collective agreements are mainly used to benchmark certain working conditions.

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

ICL Group Limited 225

Promoting Diversity, Inclusion & Belonging (DIB)

At ICL, Diversity means understanding, accepting, and valuing differences between people, including those of different races, nationalities, religions, gender, ages, disabilities, sexual orientations, and ethnicities, and those with differences in education, personalities, experiences, and knowledge bases. Inclusion means welcoming and embracing colleagues who look, act, and, importantly, think differently. We view Belonging as a human need, genetically wired in each one of us.

With all our differences, becoming stronger together

As part of our Employer of Choice journey, we conducted a global survey to measure employee engagement and enablement, and we have committed to becoming a more inclusive and attentive organization.

One of the key milestones in this important journey is committing to ICL’s Diversity and Inclusion (D&I) policy, first formulated in 2020, that will strengthen ICL’s direction and provide a measurement in this area.

In support of this intention, ICL appointed a Global Diversity, Inclusion, and Belonging Officer in 2020. The role includes responsibility for developing and implementing a strategy to become a company with an inclusive atmosphere, one in which we can proudly and genuinely say that we celebrate our diversity. We are committed to becoming a company in which each employee has a true feeling of belonging, as well as a company dedicated to improving its D&I measures.

The Diversity, Inclusion and Belonging strategy at ICL consists of 5 pillars:
Pillar 1: Hold up a mirror is about measurement and transparency.

•	Bloomberg’s Gender-Equality Index 2023

We strive to promote equality at all ICL's facilities worldwide and we are committed to ongoing transparency and developing a diverse and inclusive workforce.

Bloomberg’s Gender Equality Index (“GEI") is a standardized reporting framework used globally to acquire comprehensive workplace gender data. The GEI framework defines a set of metrics used to determine a company’s progress towards equal representation of gender throughout the levels of the organization, commitment to gender equality goals, policies in place to reduce the impact of familial stresses and responsibilities on the workplace, and progress towards positive impact on female outside of the employee base. On an annual basis, Bloomberg conducts systematic outreach to a balanced group of representative stakeholders to help select metrics critical to promoting equity in the workplace in the current global environment surrounding gender equality.

ICL Group Limited 226

We are proud to have been a Bloomberg GEI member since 2019 with a continuously improving score on the GEI, providing our investors and other stakeholders with greater disclosure of our investments in gender-related practices and policies.

•	United Nations Global Compact

The UN Global Compact provides a universal language for corporate responsibility and a framework to guide all businesses regardless of size, complexity or location. The Communication on Progress (CoP) helps ICL, as a global company, to commit to, assess, define, implement, measure, and communicate its sustainability strategy. 81% of companies attribute progress on their sustainability work to their participation in UN Global Compact.

ICL has been a member of UN Global Compact, CoP, since 2021, and an early adaptor in 2022.

•	Women’s Empowerment Principles (WEP)

The Women’s Empowerment Principles (WEPs) are a set of principles offering guidance to business on how to promote gender equality and female empowerment in the workplace, marketplace and community. Established by UN Global Compact and UN Women, the WEPs are informed by international labor and human rights standards and grounded in the recognition that businesses have a stake in, and responsibility for, gender equality and female empowerment.

ICL’s CEO and President signed the WEP in 2021. By joining the WEPs community, the CEO signals a commitment to this agenda at the highest levels of the Company and to work collaboratively in multistakeholder networks to foster business practices that empower females. These include equal pay for work of equal value, gender-responsive supply chain practices and zero tolerance against sexual harassment in the workplace.

Furthermore, ICL has committed to employing 20% females in its overall workforce, which we achieved in 2022, 25% females in senior leadership (T100) by the end of 2024 (in 2022, the percentage was 23%), and 25% females on ICL’s Board of Directors by 2024 (in 2022, the percentage was 33%).

ICL Group Limited 227

Our commitment for 2024

ICL's Diversity, Inclusion and Belonging target

19,77% December 2022

Women in the Overall ICL Workforce *

20%

22,94% December 2022

Women in T100 (senior ICL Management) **

25%

33,33% December 2022

Women in ICL Board of Directors ***

25%

* ICL Workforce HC (Total) = Includes joint venture but without contractors and students. N=12.749
** Women in Senior ICL Management (T100). N=109
*** ICL board of directors, external to ICL workforce. N=12

See below females in senior leadership (T100)

ICL Group Limited 228

•	Company statistics and trends

Each quarter detailed statistics and trends are produced to help ICL focus on those areas that can contribute the most when addressed.

Changing through action

Bloomberg's GEI

75,66 Score

* Since 2020

Bloomberg
Gender-Equality Index
2023

Women's Empowerment Principles (WEP's)

* Since 2021

WOMEN'S EMPOWERMENT PRINCIPLES

UN WOMEN

United Nations Global Compact

United Nations Global Compact (UNGC)

* Since 2021

THE GLOBAL COMPACT

United Nations Global Compact

ICL

Pillar 2: Understanding by Learning

Various educational sessions have been offered to all employees worldwide in which they learn to understand their biases and how to change their way of thinking to act inclusively. Some examples include Unconscious Bias, Understanding Privilege, Cultural Awareness, Understanding your ICL Colleagues, and Being an Inclusive Leader, in addition to short knowledge bursts (e-learning) on “Leading Your Team in an Inclusive Manner” or “Running More Inclusive Meetings”.

•	Talent Development and Learning

Shifts in the world of employment as well as changing employee expectations are driving organizations to approach talent, development, and learning in a more integrated way. During 2022, we introduced several initiatives around learning and development, based on outcomes from our Employer of Choice, global survey that measured employee engagement and enablement.

ICL’s leadership model and values are the core of our business and are implemented in all our development offerings. With the ICL Leadership Model, we seek to embrace the key qualities and capabilities of an ICL leader, demonstrating and cultivating a “Care, Dare, Grow, and Winning Spirit” – wherever they are and whatever they do. The model is designed in the shape of ICL’s logo to reflect that our leadership model is at the heart of who we are as a company.

ICL Group Limited 229

•	From MyCampus@ICL to WeGrow@ICL

Although we maintain the broadly accepted and popular “MyCampus@ICL” platform for learning offerings (primarily for our global events calendar overview and depth information for processes like performance management and ICLeaders), in 2021, we introduced the next generation of learning at ICL. “WeGrow@ICL” is open source and its curated content is powered by AI and based on an up-to-date skills profile that provides real-time insights about workforce skills beyond roles (role-based skills, personal skills, and strategic, company-wide skills). Using WeGrow@ICL we are not only enabling our employees to take their development into their own hands and learn in the flow of work, we also enable our employees to upskill, reskill and redefine their roles to better align with their future needs.

Pillar 3: Celebrate Globally

As part of our 2022 Year of Sustainability, the month of May was dedicated to encouraging diversity. From Monday to Thursday during the month employees participated in challenges, shared stories, attended round table sessions, took a look in the mirror (personal cultural profile campaign), became more aware and listened to a guest speaker who discussed Diversity.

Another globally celebrated event is International Women’s Day (#IWD).

Pillar 4: Support from Within

•	Global DIB@ICL ambassadors: 60 of our employees worldwide have enrolled to become ‘Diversity, Inclusion and Belonging Ambassadors whose roles are to amplify initiatives developed for the organization.

•
Employees Resource Groups: In 2022, one Multicultural and two Female (Leadership) Employees Resource Groups (ERGs) were promoted and established. The ERGs organized several meetings and initiatives, including a series of guest lectures by Professor Hanneke Takkenberg from Erasmus University (Rotterdam, the Netherlands) on female leadership.

Pillar 5: Act!

We support global, regional, and local initiatives to encourage and empower a diverse culture and workforce.

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

ICL Group Limited 230

Item 7 – MAJOR SHAREHOLDERS AND RELATED (AND INTERESTED) PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table presents, as of February 26, 2023 (unless otherwise noted below), the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares and each of our directors and executive officers. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

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

ICL Group Limited 231

Shareholders	Ordinary Shares Beneficially Owned(1)		Special State Share
	Number	%	Number %
Israel Corporation Ltd.(2)	567,012,091	43.98%**	-	-
State of Israel (3)	-	-	1	100%
Migdal Insurance & Financial Holdings Ltd. (4)	74,444,699	5.77%	-	-
Harel Insurance Investments & Financial Services Ltd. (5)	69,049,335	5.40%	-	-
Altshuler Shaham Ltd. (6)	64,691,143	5%	-	-
Yoav Doppelt (7)	367,081	*	-	-
Avisar Paz	-	*	-	-
Aviad Kaufman	-	*	-	-
Sagi Kabla	-	*	-	-
Ovadia Eli (8)	64,576	*	-	-
Lior Reitblatt (9)	62,092	*	-	-
Reem Aminoach (10)	62,092	*	-	-
Tzipi Ozer Armon (11)	24,331	*	-	-
Gadi Lesin	-	*	-	-
Miriam Haran (12)	53,289	*	-	-
Dafna Gruber	-	*	-	-
Michal Silverberg	-
Raviv Zoller (13)	647,127	*	-	-
Aviram Lahav (14)	261,640	*	-	-
Lilach Geva Harel (15)	353,864	*	-	-
Ilana Fahima (16)	353,864	*	-	-
Anantha Desikan (17)	367,930	*	-	-
Noam Goldstein (18)	300,851	*	-	-
Amir Meshulam (19)	68,853	*	-	-
Miri Mishor (20)	249,203	*	-	-
Elad Aharonson (21)	245,901	*	-	-
Meir Mergi (22)	245,531	*	-	-
Yaniv Kabalek	-	*	-	-
Philip Broun (23)	181,789	*	-	-

* Less than 1%

** For further information, please see section (2) below.

(1)
The percentages shown are based on 1,289,178,854 ordinary shares issued and outstanding as of February 26, 2023 (after excluding shares held by us or our subsidiaries). In accordance with SEC rules, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to options that are exercisable within 60 days of the date of February 26, 2023. Shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not considered outstanding for computing the percentage of any other person.

ICL Group Limited 232

(2)
Israel Corp. is a public company listed for trading on the Tel Aviv Stock Exchange (TASE). Based on the information provided by Israel Corp., Millenium Investments Elad Ltd. (“Millenium”) and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp., for purposes of the Israeli Securities Law (each of Millenium and Mr. Idan Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director of Millenium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millenium, as stated below). Millenium holds approximately 44.44% of the share capital in Israel Corp., which holds as of December 31, 2022 approximately 43.98% of the voting rights and approximately 43.16% of the issued share capital, of the Company.

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

Even though Israel Corp. holds less than 50% of the Company’s ordinary shares, it still has decisive influence at the general meetings of the Company’s shareholders and, effectively, it has the power to appoint directors (other than the external directors) and to exert significant influence with respect to the composition of the Company’s Board of Directors

As of December 31, 2022, 73 million ordinary shares have been pledged by Israel Corporation to secure certain liabilities, almost entirely comprised of margin loans with an aggregate outstanding principal amount of $150 million.

(3)
For a description of the different voting rights held by the holder of the Special State Share, see “Item 10 - Additional Information— B. Memorandum, Articles of Association and Special State Share — The Special State Share.”

(4)
Based solely upon and qualified in its entirety with reference to a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. (“Migdal”) with the SEC on January 26, 2023. According to the Schedule 13G, of the 74,444,699 Ordinary Shares reported as beneficially owned by Migdal (i) 74,444,699 Ordinary Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Migdal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 7,931,481 Ordinary Shares are held by companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions, and (iii) 0 are beneficially held for their own account (Nostro account).

ICL Group Limited 233

(5)
Based solely upon and qualified in its entirety with reference to a Schedule 13G/A filed by Harel Insurance Investments & Financial Services Ltd. (“Harel”), with the SEC on January 17, 2023. According to the Schedule 13G/A, of the 69,049,335 Ordinary Shares reported as beneficially owned by Harel (i) 65,354,709 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 2,066,576 Ordinary Shares are held by third-party client accounts managed by a subsidiary of Harel as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 1,628,576 Ordinary Shares are beneficially held for its own account.

(6)
Based solely upon and qualified in its entirety with reference to a Schedule 13G filed by Altshuler Shaham Ltd. (“Altshuler”), with the SEC on January 16, 2023. According to the Schedule 13G, of the 64,691,143 Ordinary Shares reported as beneficially owned by Altshuler (i) 61,312,442 Ordinary Shares are held by provident and pension funds managed by Altshuler Shaham Provident & Pension Funds Ltd., a majority-owned subsidiary of Altshuler, (ii) 3,378,702 Ordinary Shares are held by mutual funds managed by Altshuler Shaham Mutual Funds Management Ltd., a wholly-owned subsidiary of Altshuler; and (iii) 263,100 Ordinary Shares are held by hedge funds managed by Altshuler Shaham Owl, Limited Partnership, an affiliate of Altshuler-Shaham.  Mr. Gilad Altshuler may be deemed to possess shared investment authority with respect to all of the foregoing Ordinary Shares due to his indirect 44.81% interest in Altshuler-Shaham, as well as his serving in various investment management capacities for Altshuler-Shaham and its subsidiaries and affiliates. The foregoing provident and pension funds, mutual funds and hedge funds, are managed for the benefit of public investors and not for the economic benefit of the foregoing reporting persons. Each of the foregoing reporting persons lack authority with respect to the voting of all of such Ordinary Shares.

(7)	Includes 15,381 ordinary shares and 351,700 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(8)	Includes 64,576 ordinary shares.

(9)	Includes 62,092 ordinary shares.

(10)	Includes 62,092 ordinary shares.

(11)	Includes 24,331 ordinary shares.

(12)	Includes 53,289 ordinary shares.

(13)	Includes 647,127 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(14)	Includes 261,640 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(15)	Includes 353,864 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(16)	Includes 353,864 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

ICL Group Limited 234

(17)	Includes 367,930 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(18)	Includes 300,851 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(19)	Includes 68,853 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(20)	Includes 41,937 ordinary shares and 207,266 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(21)	Includes 245,901 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(22)	Includes 48,809 ordinary shares and 196,722 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(23)	Includes 181,789 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

CoB LTI: For information regarding the equity-based incentive grant to our Executive Chairman of the Board, Mr. Yoav Doppelt, for 2022-2024, in the form of options, approved by the shareholders on March 30, 2022, see Note 19 to our Audited Financial Statements and “Item 6 - Directors, Senior Management and Employees— B. Compensation”

CEO LTI: For information regarding the equity-based incentive grant to our Chief Executive Officer, Mr. Raviv Zoller, for 2022-2024, in the form of options, approved by the shareholders on March 30, 2022, see Note 19 to our Audited Financial Statements and “Item 6 - Directors, Senior Management and Employees— B. Compensation”.

Executive Officers LTI: For information regarding the equity-based grant in the form of options, granted in February 2022 to our executive office holders for the years 2022-2024, see Note 16 and Note 19 to our Audited Financial Statements

B. RELATED (AND INTERESTED) PARTY TRANSACTIONS

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

ICL Group Limited 235

Pursuant to the Companies Law, extraordinary transactions with a controlling shareholder and extraordinary transactions in which a controlling shareholder has a personal interest, require the approval of the Audit Committee, or the Compensation Committee if such transaction is in connection with the terms of employment or service with the company, the Board of Directors and the shareholders of the company (unless a relief exists pursuant to the Israeli relief regulations concerning related parties transactions). The shareholder approval must be by a simple majority of all votes cast, provided that (i) such majority includes a simple majority of the votes cast by shareholders having no personal interest in the matter (excluding abstentions) or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed 2% of the total voting rights in the company, which is referred to as the “Special Majority.”

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

Approval of Directors and Officer Compensation

Under the Companies Law, we are required to approve, at least once every three years, a compensation policy with respect to the terms of engagement of our directors and officers. Following the recommendation of our HR & Compensation Committee, the compensation policy must be approved by our Board of Directors and our shareholders. The shareholder approval must be by a simple majority of all votes cast, provided that (i) such majority includes a simple majority of the votes cast by non‑controlling shareholders and shareholders having no personal interest in the matter (excluding abstentions) or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed 2% of the total voting rights in the company, which is referred to as the “Special Majority for Compensation.” The Company’s current Compensation Policy was approved by the shareholders (by the Special Majority for Compensation) on March 30, 2022, and is in effect for a period of three years.

In general, the compensation terms of directors, the Chief Executive Officer and any employee or service provider who is considered a controlling shareholder or a relative of a controlling shareholder, directly or indirectly (including through a company controlled by a controlling shareholder), must be approved separately by the HR & Compensation Committee, the Board of Directors and the shareholders (in the case of the Chief Executive Officer by the Special Majority for Compensation and in the case of a controlling shareholder or relative thereof or company controlled by a controlling shareholder, by the Special Majority) (unless a relief exists pursuant to the Companies Law or Israeli relief regulations concerning Related Parties Transactions). Generally, shareholder approval is not required for director compensation payable in cash up to the maximum amount set forth in the Compensation Regulations governing the compensation of external directors. Generally, the compensation terms of officers (who are not directors) who report directly to the Chief Executive Officer require the approval of the HR & Compensation Committee and the Board of Directors, provided that the HR & Compensation Committee may approve an amendment to an existing arrangement of such an officer if it determines that the amendment is not material compared to the existing terms of compensation.

ICL Group Limited 236

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

Controlling Shareholder

As of December 31, 2022, Israel Corp. holds approximately 43.16% of our outstanding ordinary shares and approximately 43.98% of the voting rights of our shareholders.

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

However, Israel Corp. does not exercise control with respect to (i) our compensation policy, since it requires shareholder approval by the Special Majority for Compensation (as described in ”Item 7 - Major Shareholders and Related (and Interested) Party Transactions – B. Related (and Interested) Party Transactions – Approval of Directors and Officer Compensation”); and (ii) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (including a private placement in which a controlling shareholder has a personal interest), and the terms of engagement with a controlling shareholder or a relative thereof, directly or indirectly (including through a corporation controlled by a controlling shareholder), for the provision of services to the company and terms of employment or service of a controlling shareholder as an office holder or employment as other than an office holder, since these must be approved by the Special Majority (as described in ”Item 7 - Major Shareholders and Related (and Interested) Party Transactions – B. Related (and Interested) Party Transactions – Approval of Related (and Interested) Party Transactions”).

Joint Insurance

For information regarding the Company's engagement in a directors’ and officers’ liability insurance policy, including with respect to the joint primary tier with Israel Corp., see "Item 6 – Directors, Senior Management and Employees – C. Board Practices – Insurance and Indemnification."

ICL Group Limited 237

Management Fees to Controlling Shareholder

Until July 1, 2022, we and our parent company, Israel Corp., were parties to a management services agreement, which was approved by our Audit and Accounting Committee, Board of Directors and shareholders on November 9, 2020, November 11, 2020, and January 5, 2021, respectively. Under the management services agreement, Israel Corp. provided to us board member services and ongoing general consulting services, such as professional, financial, strategic, legal and managerial advice, for an annual management fee of $1 million plus VAT. For 2022, we paid Israel Corp. management fees about $500 thousand. Such amount includes the overall value of the cash and equity-based compensation for the service of our directors who are officers or directors of Israel Corp. (except for the separate compensation arrangement between the Company and our Executive Chairman of the Board, Mr. Yoav Doppelt), for the period of January-July 2022. As of July 1, 2022, the management agreement was terminated by the parties, and thereafter, directors who are officers or directors of Israel Corp. (other than Mr. Yoav Doppelt), namely Mr. Aviad Kaufman and Mr. Sagi Kabla, began to be paid the Director Cash Compensation. For further details see “Item 6 - Directors, Senior Management and Employees —B. – Compensation.”

Relationships with Other Companies

Gas Purchase Agreement: For details regarding the gas purchase agreement with Energean PLC and the continuous delays in supply of natural gas pursuant to the agreement following their force majeure announcement, as well as the Bridge Agreement with Tamar Field in Israel, see Note 18 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors".

Other Immaterial Transactions in the Ordinary Course of Business: The Company engages, from time to time, in its ordinary course of business, in various other transactions with related parties, such as for the purchase of marine transportations services, sale of products, purchase of raw materials for its operations and receipt of banking services. We do not deem these transactions as material to the Company, they are not viewed as unusual in their nature or conditions and they are all classified as "ordinary" transactions under Israeli law and approved according to the Company's relevant procedures and any and all applicable laws.

ICL Group Limited 238

The table below sets forth certain income statement information with respect to balances of our related party transactions.

For the year ended December 31
2022	2021	2020
$ millions	$ millions	$ millions
Sales	7	7	3
Cost of sales	13	6	3
Selling, transport and marketing expenses	15	13	7
Financing expenses (income), net	-	(2)	(1)
General and administrative expenses	1	1	1
Management fees to the parent company	1	1	1

The table below sets forth certain balance sheet information with respect to balances of our related party transactions

As of December 31
2022	2021
$ millions	$ millions
Other current assets	34	40

Other current liabilities	2	4

For further information regarding our related party transactions, see Note 23 to our Audited Financial Statements.

Option Plans

For a description of the Option Plans see “Item 6 - Directors, Senior Management and Employees—E. Share Ownership” and Note 16 to our Audited Financial Statements.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ICL Group Limited 239

Item 8 – FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The fixed operating costs for the years ended December 31, 2022, 2021 and 2020 amounted to approximately $2,687 million, $2,465 million and $2,349 million, respectively. The variable operating costs for the years ended December 31, 2022, 2021 and 2020 amounted to approximately $3,812 million, $3,279 million and $2,492 million, respectively. See “Item 18 - Financial Statements”.

Business Concentration Law

On December 11, 2013, the Law for Promotion of Competition and Reduction of Concentration, 5774-2013 (the “Concentration Law"), was enacted, which includes, among other things, provisions requiring regulators to take into account considerations of business concentration in the overall economy prior to granting rights in areas defined as “essential infrastructure” in Israel to entities defined as “high‑concentration” entities. The Concentration Law sets forth a list of "rights", including authorization, license, concession, permit or a contract, in areas classified as “essential infrastructure”, including areas in which we are engaged, such as quarrying, petroleum refinement, etc. The list of high‑concentration entities was published in accordance with the criteria provided in the Concentration Law, and ICL and its main subsidiaries in Israel are included therein, as aforesaid. In our estimation, inclusion of the Company and its main subsidiaries in Israel in the list of high‑concentration entities is not expected to have a significant adverse effect on us and our financial results. However, in light of the frequent changes in the regulatory environment in Israel and the existing uncertainty regarding the manner of granting rights in natural resources in a manner other than that provided in current legal provisions, among other things in relation to the manner of granting a concession for minerals extraction from the Dead Sea in 2030, as well as in relation to the granting of phosphate mining licenses, under the provisions of the Israel Mining Ordinance, it is possible that our estimation will prove to be inaccurate.

Price Monitoring

The prices of fertilizer‑grade phosphoric acid for local Israeli customers are regulated under the Supervision of Prices for Commodities and Services Law 1996. The quantity of these products sold in Israel by the Phosphate Solutions segment is not material to ICL.

In the US and Brazil, the main markets in which ICL Magnesium sells its products, imports of magnesium and magnesium alloys from China are subject to anti-dumping duties.

ICL and some of its subsidiaries have been declared a monopoly in Israel in the following areas: potash, phosphoric acid, sulphuric acid, ammonia, chemical fertilizers, phosphate fertilizers, phosphates, bromine and bromine compounds. Due to their having been declared monopolies, ICL and its subsidiaries, with respect to their activities in the aforesaid areas, are subject to limitations set forth in Chapter 4 of the Economic Competition Law, 1988 (formerly, Restrictive Business Practices Law, 1988), most significantly its prohibition on monopolies abusing their positions as monopolies. In 2022 and 2021 approximately 3% and 4%, respectively, of our revenue derived from Israeli sales and, therefore, in our estimation, and without derogating from the legal implications of the above-mentioned declaration, on the whole, the said declaration does not have a material impact on us. We also have an internal antitrust compliance program in place.

ICL Group Limited 240

Legal Proceedings

Tax Proceedings

For information regarding our tax proceedings, see Note 15 to our Audited Financial Statements.

Derivative Actions

On January 10, 2018, an application for certification of a derivative action was filed by a shareholder of Oil Refineries Ltd. (“Bazan”) with the Tel Aviv-Yafo District Court, against former and current board members of Bazan, OPC Energy Ltd. OPC Rotem Ltd., OPC Hadera Ltd. and the Company, (hereinafter, jointly: the “Additional Companies”), and against Israel Corp., Mr. Idan Ofer and Mr. Ehud Angel (the “Application”).

The Application pertains to gas purchase transactions of the Company, Bazan and OPC, including the intercompany aspects thereof, which include a 2012 transaction involving Bazan for the purchase of natural gas from the Tamar gas field (the “Tamar Transaction”), as well as a transaction for the purchase of natural gas from Energean Israel Limited (the “Energean Transaction”). The Company’s engagement in the Energean Transaction was approved by our shareholders at a general meeting held on February 22, 2018.

The applicant argues that Bazan should have certified the Tamar Transaction as a "Controlling Shareholder" transaction and that the Company and OPC enjoyed Bazan's economic advantages in the Energean Transaction and thus must compensate it. On August 7, 2018, all the defendants filed their responses with the court. On April 15, 2019, the applicant's response was filed. A preliminary hearing was convened on September 15, 2019 and evidentiary hearings convened on July 5, 2020, November 25, 2020, June 13, 2021, June 21, 2021, July 7, 2021 and December 9, 2021.

Subsequently, the applicant submitted its closing arguments on April 14, 2022 and the Company submitted its closing arguments on November 20, 2022. The applicant will submit its response to the Company’s closing arguments by March 31, 2023.

Since the derivative motion was filed on behalf of Bazan, and the applicant did not include any specific amount of damages allegedly caused by the Company, it is challenging to provide an estimate with regard to the action’s chances and risks. However, we believe that as long as the factual and circumstantial settings that were provided to us by your company are correct and will be proved in court, the Company has solid defense arguments that can potentially dismiss the derivative motion.

ICL Group Limited 241

Other Claims

Further to the summary report of the Inter-Ministry Directors General Committee published in June 2021, in March 2022, a governmental decision was taken to develop and promote Haifa Bay (hereinafter - the Bay), the objective of which is to lead to the economic-social advancement of the Bay, in particular, and of the Haifa metropolis, in general, through significant urban development that includes transforming an industrial complex into an area comprising residences, clean industry and green areas (hereinafter - the Decision).

As part of the Decision, reference was made to the establishment of an inter-ministerial team to conduct negotiations with companies operating in the Bay, including the Company’s subsidiary, F&C, with the aim of reaching an understanding to end petrochemical and chemical industrial activity in the Bay, while maintaining energy security and a regular fuel supply to the economy. The decision further states that the demolition of the facilities and infrastructure, as well as the restoration of contaminated land, will be performed in accordance with guidelines established by the Ministry of Environmental Protection and subject to prior coordination with the negotiation team, and that this does not detract from the responsibility of the parties that operated these sites, among other things, in accordance with environmental protection laws and the "polluter pays" principle. In accordance with the decision, a negotiation team was tasked to work with the Company to move its industrial activity to another site, targeting a 2025 timeline. Insofar as there are budgetary costs, they will be subject to approval by the government.

As part of the Company's preparation for the government's decision, the Company performed valuations of the aforementioned assets, by an independent appraiser, according to which the value of the attached properties is approximately $270 million according to the Fair Value method, or approximately $514 million according to the Replacement Cost method (RCN). In addition, the fair value of the land is about $298 million, not including restoration costs.

As of December 31, 2022, F&C’s depreciated cost of fixed assets (which includes attached assets and land) totaled to $30 million.

Initial discussions have been held between the Company and the government’s representatives. Considering the preliminary stage of the process, the Company is unable to assess the manner in which the aforementioned decision will be implemented, its feasibility and its consequences, including the expected level of compensation and the required restoration costs.

For information regarding significant claims and legal proceeding, which are pending against the Group, see Note 18 to our Audited Financial Statements.

ICL Group Limited 242

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

All decisions respecting dividend distribution are made by our Board of Directors, which considers a variety of factors, including our profits, ability to pay our debt and obligations, investment plans, financial condition and other factors, as applicable. The distribution of a dividend is not assured, and our Board of Directors may decide, at its sole discretion, at any time and for any reason, not to distribute a dividend, to reduce the rate thereof, to distribute a special dividend, to change the dividend distribution policy or to adopt a share buy-back plan.

Distributable profits as of December 31, 2022 amounted to $5,125 million. The terms of certain of our existing liabilities require us to maintain a minimum level of the Company’s equity, which could restrict our ability to pay dividends in the future. See Note 13 to our Audited Financial Statements for further information regarding covenants in our loan agreements and their impact on our ability to pay dividends. In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits and only if there is no reasonable concern that such distribution will prevent us from meeting our existing and future obligations when they become due. Generally, dividends paid by an Israeli company are subject to an Israeli withholding tax. For a discussion of certain tax considerations affecting dividend payments, see “Item 10 - Additional Information— E. Taxation” and Note 15 to our Audited Financial Reports.

B. SIGNIFICANT CHANGES

To the best of our knowledge, no significant changes have occurred since the date of our consolidated financial statements, other than as disclosed in this Annual Report.

ICL Group Limited 243

Item 9 – THE OFFER AND LISTING

A.OFFER AND LISTING DETAILS

Not applicable.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our ordinary shares are listed on the NYSE and on the TASE under the symbol “ICL.”

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ICL Group Limited 244

Item 10 – ADDITIONAL INFORMATION

A. SHARE CAPITAL

As of December 31, 2022, our authorized share capital consisted of 1,484,999,999 ordinary shares, par value NIS 1 per share, of which 1,313,768,690 ordinary shares were issued and outstanding (including shares held by us or our subsidiaries), and 1 Special State Share, par value NIS 1 per share, issued and outstanding. All of our outstanding shares have been lawfully issued and are fully paid. As of December 31, 2022, 24,589,836 ordinary shares were held by us or our subsidiaries. Shares acquired by our subsidiaries prior to February 2000 have both economic rights and voting rights. However, in accordance with Israeli law, ordinary shares issued to our subsidiaries or purchased by our subsidiaries after February 2000 have economic rights but not voting rights. Shares held by us have no economic rights or voting rights. Therefore, out of the ordinary shares held by us or our subsidiaries as of December 31, 2022, 24,589,836 have no voting rights.

As of December 31, 2022, an additional amount of approximately 15 million ordinary shares were issuable upon the exercise of outstanding options granted to our officers and employees at a weighted average exercise price of approximately NIS 26.28 (about $7.47) per share. The weighted average exercise price of the outstanding vested options is approximately NIS 15.67 (about $4.45) per share. For further information about the issuance of options and restricted shares to officers and senior employees and their exercise in 2020-2021, see Note 19 and 16 to our Audited Financial Statements and “Item 6 - Directors, Senior Management and Employees—E. Share Ownership”.

In 2022, approximately 7 million options under our equity compensation plans were exercised into approximately 2 million ordinary shares. In 2021, approximately 16 million options under our equity compensation plans were exercised into approximately 5 million ordinary shares. In 2020, approximately 1 million options under our equity compensation plans were exercised into approximately 0.1 million ordinary shares.

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

ICL Group Limited 245

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

ICL Group Limited 246

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

ICL Group Limited 247

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

As of January 1, 2017, individual (foreign or Israeli) taxpayers having taxable income above NIS 663,240 (for 2022) in a certain tax year will be subject to an additional tax payment at the rate of 3% on the portion of their taxable income for such tax year that is in excess of such threshold. For this purpose, taxable income includes inter alia taxable capital gains from the sale of our shares and taxable income from dividend distributions.

ICL Group Limited 248

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

In addition, pursuant to the Convention between the US Government of the United States of America and the Israeli government with respect to taxes on income, as amended, or the US Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the US Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the US Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless such person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12 month period preceding such sale, exchange or disposition, subject to particular conditions, or the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel or is considered to be derived from or sale of Israeli real property interests for purposes of the US Israel Tax Treaty. If a US investor is not exempt from Israeli taxes under the US Israel Tax Treaty, such US investor may be subject to Israeli tax, to the extent applicable as described above; however, under the US Israel Tax Treaty, such person may be permitted to claim a credit for such taxes against the US federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in the US laws applicable to foreign tax credits. The US Israel Tax Treaty does not relate to US state or local taxes.

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

As of January 1, 2017, individuals (both foreign or Israeli) taxpayers having taxable income of above NIS 663,240 NIS (for 2022) in a certain tax year will be subject to an additional tax payment at the rate 3% on the portion of their taxable income for such tax year that is in excess such threshold.

ICL Group Limited 249

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

Under the US Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who qualifies as a resident of the United States within the meaning of the US Israel Tax Treaty is 25%. The treaty provides for reduced tax rates on dividends if (a) the shareholder is a US corporation holding at least 10% of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and held such minimal percentage during the whole of its prior tax year, and (b) not more than 25% of the Israeli company’s gross income consists of interest or dividends, other than dividends or interest received from subsidiary corporations or corporations 50% or more of the outstanding voting shares of which is owned by the Israeli company. The reduced treaty rate, if applicable, is 15% in the case of dividends paid from income derived from Approved, Benefited or Preferred Enterprise or 12.5% otherwise.

Material US Federal Income Tax Considerations for US Holders

The following are material US federal income tax consequences to the US Holders described below of owning and disposing of our ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to hold the ordinary shares. This discussion applies only to a US Holder that holds the ordinary shares as capital assets for US federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a US Holder’s particular circumstances, including alternative minimum tax consequences, any aspect of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) commonly known as the Medicare tax and tax consequences applicable to US Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ordinary shares as part of a “straddle” or integrated transaction or persons entering into a constructive sale with respect to the ordinary shares;

•	persons whose functional currency for US federal income tax purposes is not the US dollar;

•	entities classified as partnerships for US federal income tax purposes;

•	tax exempt entities, “individual retirement accounts” or “Roth IRAs":

•	Persons who acquired our ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons that own or are deemed to own 10% or more of our stock by vote or value; or

ICL Group Limited 250

•	persons holding our ordinary shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for US federal income tax purposes owns ordinary shares, the US federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ordinary shares and partners in such partnerships should consult their tax advisers as to the particular US federal tax consequences of owning and disposing of the ordinary shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, the US-Israel Tax Treaty (the “Treaty”) and final and proposed Treasury regulations, changes to any of which subsequent to the date of this Annual Report may affect the tax consequences described herein.

For purposes of this discussion, a “US Holder” is a person who, for US federal income tax purposes, is a beneficial owner of ordinary shares and is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to US federal income taxation regardless of its source.

US Holders should consult their tax advisers concerning the US federal, state, local and non-US tax consequences of owning and disposing of our ordinary shares in their particular circumstances.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on our ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under US federal income tax principles). Because we do not calculate our earnings and profits under US federal income tax principles, it is expected that distributions generally will be reported to US Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate US Holders may be taxable at the favorable tax rates applicable to “qualified dividend income”. Non-corporate US Holders should consult their tax advisers regarding the availability of these favorable rates on dividends in their particular circumstances. Dividends will not be eligible for the dividends received deduction generally available to US corporations under the Code. Dividends will generally be included in a US Holder’s income on the date of receipt. Dividend income will include any amounts withheld by us in respect of Israeli taxes and will be treated as foreign source income for foreign tax credit purposes. If any dividend is paid in NIS, the amount of dividend income will be the dividend’s US dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, a US Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A US Holder may have foreign currency gain or loss if the dividend is converted into US dollars after the date of receipt. Such gain or loss would generally be treated as US-source ordinary income or loss. Treasury regulations may prohibit US Holders who are not eligible for the benefits of the Treaty from claiming a foreign tax credit with respect to Israeli income taxes withheld from dividends on ordinary shares. The rules governing foreign tax credits are complex, and US Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, US Holders may, at their election, deduct foreign taxes, including Israeli taxes, in computing their taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

ICL Group Limited 251

Sale or Other Taxable Disposition of Ordinary Shares

For US federal income tax purposes, gain or loss realized on the sale or other taxable disposition of our ordinary shares will be capital gain or loss and will be long term capital gain or loss if the US Holder held the ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the US Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in US dollars. This gain or loss will generally be US source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

In general, a non-US corporation will be a “passive foreign investment company” (a “PFIC”) for any taxable year if (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-US corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and gains from transactions in commodities (other than certain active business gains from the sales of commodities).

Based on the manner in which we operate our business, we believe that we were not a PFIC for 2022. However, because PFIC status depends on the composition and character of a company’s income and assets and the value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a US Holder held ordinary shares, gain recognized by a US Holder on a sale or other disposition (including certain pledges) of the ordinary shares would be allocated ratably over the US Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such taxable year. Further, to the extent that distributions received by the US Holder in any taxable year in respect of ordinary shares exceed 125% of the average of the annual distributions received by a US Holder during the preceding three years or the US Holder’s holding period, whichever is shorter, those excess distributions would be subject to taxation in the same manner. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares in the case that we were a PFIC for any taxable year.  US Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we were a PFIC for any taxable year during which a US Holder owned ordinary shares, the US Holder generally will be required to file annual reports on Internal Revenue Service Form 8621. In addition, the favorable tax rates described above with respect to dividends paid to certain non-corporate US Holders would not apply if we were a PFIC for the taxable year of distribution or the preceding taxable year.

ICL Group Limited 252

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain US related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the US Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the US Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax.

The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Holder’s US federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain US Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of securities of non-US issuers, such as our ordinary shares, unless the securities are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-US financial institutions). US Holders should consult their tax advisers regarding their reporting obligations with respect to the ordinary shares.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

In light of the listing of our ordinary shares for trade on the New York Stock Exchange (NYSE) within the framework of an initial public offering executed in 2014, we are subject to the informational requirements of the US Securities Exchange Act of 1934. Accordingly, we are required to file or furnish reports and other information with the SEC pursuant to the requirements applying to foreign issuers, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains a website that contains reports and other information about issuers, like us, that file electronically with the SEC.  The address of that website is www.sec.gov. The information on that website is not part of this Annual Report and is not incorporated by reference herein.

I. SUBSIDIARY INFORMATION

The Company and its subsidiaries do not maintain any direct or indirect connection with Iran or with enemy nations (as defined in the Israel Trade with the Enemy Ordinance - 1939).

ICL Group Limited 253

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

ICL Group Limited 254

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

Explanations of the main changes between the periods

Exchange rate:

As of December 31, 2022, the net negative fair value of the derivative instruments with respect to exchange rates was about $16 million, compared to a positive fair value of $141 million as of December 31, 2021. As a result, in 2022, expense of about $157 million was recorded with respect to these transactions.

ICL Group Limited 255

Dry bulk marine shipping:

As of December 31, 2022, the fair value of the derivative instruments with respect to dry bulk marine shipping was negative and amounted to $0.8 million, while as of December 31, 2021 it was positive and amounted to $1.6 million. As a result, in 2022 the Company recognized expenses of $2.4 million.

The tables below set forth the sensitivity of our derivative instruments and certain balance sheet items to 5% and 10% increases and decreases in the exchange rates as of December 31, 2022

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
USD/NIS	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(0.1)	(0.1)	1.4	0.1	0.2
Trade receivables	(8.1)	(4.2)	88.8	4.7	9.9
Receivables and debit balances	(1.1)	(0.6)	12.0	0.6	1.3
Credit from banks and others	2.6	1.3	(28.1)	(1.5)	(3.1)
Trade payables	33.8	17.7	(371.9)	(19.6)	(41.3)
Other payables	2.4	1.3	(26.7)	(1.4)	(3.0)
Long-term loans	15.7	8.2	(172.3)	(9.1)	(19.1)
Fixed rate debentures	35.9	18.8	(395.3)	(20.8)	(43.9)
Options	(21.8)	(11.9)	(10.2)	11.2	23.7
Forward	(66.2)	(34.7)	(11.7)	38.4	81.0
Forward transactions hedge accounting	(31.0)	(16.0)	(14.0)	18.0	38.0
Swap	(42.2)	(22.0)	23.1	25.1	53.3
Total	(80.1)	(42.2)	(904.8)	45.7	97.0

ICL Group Limited 256

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
EUR/USD	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(1.6)	(0.8)	17.1	0.9	1.9
Short term deposits and loans	(0.2)	(0.1)	1.7	0.1	0.2
Trade receivables	(29.9)	(15.7)	329.1	17.3	36.6
Receivables and debit balances	(1.7)	(0.9)	18.4	1.0	2.0
Long-term deposits and loans	(0.2)	(0.1)	2.4	0.1	0.3
Credit from banks and others	11.3	5.9	(124.2)	(6.5)	(13.8)
Trade payables	20.8	10.9	(229.0)	(12.1)	(25.4)
Other payables	8.3	4.3	(90.9)	(4.8)	(10.1)
Long-term loans from banks	26.0	13.6	(285.9)	(15.0)	(31.8)
Long-term loans with variable interest rates	31.8	16.7	(349.9)	(18.4)	(38.9)
Options	3.8	1.8	(0.2)	(2.3)	(4.7)
Forward	13.3	5.9	(4.3)	(8.4)	(15.4)
Total	81.7	41.5	(715.7)	(48.1)	(99.1)

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
GBP/USD	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(0.7)	(0.4)	7.4	0.4	0.8
Trade receivables	(6.6)	(3.5)	72.8	3.8	8.1
Receivables and debit balances	(0.1)	(0.1)	1.2	0.1	0.1
Credit from banks and others	1.3	0.7	(14.7)	(0.8)	(1.6)
Trade payables	2.5	1.3	(27.4)	(1.4)	(3.0)
Other payables	0.1	0.1	(1.3)	(0.1)	(0.1)
Long-term loans	1.6	0.8	(17.8)	(0.9)	(2.0)
Options	(1.0)	(0.4)	0.0	0.4	0.8
Forward	(0.8)	(0.4)	0.0	0.4	0.9
Total	(3.7)	(1.9)	20.2	1.9	4.0

ICL Group Limited 257

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
BRL/USD	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(2.7)	(1.4)	30.1	1.6	3.3
Trade receivables	(28.0)	(14.7)	308.3	16.2	34.3
Trade payables	9.3	4.9	(102.6)	(5.4)	(11.4)
Long-term deposits and loans	(0.7)	(0.4)	7.4	0.4	0.8
Other payables	1.4	0.7	(15.2)	(0.8)	(1.7)
Long-term loans from banks	1.1	0.6	(12.3)	(0.6)	(1.4)
Forward	10.0	5.2	1.2	(5.8)	(12.2)
Total	(9.6)	(5.1)	216.9	5.6	11.7

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
CNY/USD	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(27.8)	(14.6)	305.9	16.1	34.0
Short term investments and deposits	(0.2)	(0.1)	1.8	0.1	0.2
Trade receivables	(7.1)	(3.7)	77.8	4.1	8.6
Trade payables	6.3	3.3	(68.9)	(3.6)	(7.7)
Other payables	1.3	0.7	(14.6)	(0.8)	(1.6)
Long-term loans (CNY)	4.1	2.1	(44.6)	(2.3)	(5.0)
Total	(23.4)	(12.3)	257.5	13.6	28.5

The tables below set forth the sensitivity of our derivative instruments and certain balance sheet items to 5% and 10% increases and decreases in the exchange rates as of December 31, 2021.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
USD/NIS	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(0.3)	(0.1)	3.1	0.2	0.3
Trade receivables	(7.5)	(3.9)	82.0	4.3	9.1
Receivables and debit balances	(1.7)	(0.9)	18.7	1.0	2.1
Trade payables	37.2	19.5	(409.7)	(21.6)	(45.5)
Other payables	1.6	0.8	(17.8)	(0.9)	(2.0)
Long-term loans	17.3	9.1	(60.3)	(10.0)	(21.1)
Fixed rate debentures	57.8	30.3	(635.8)	(33.5)	(70.6)
Options	(39.7)	(18.1)	13.5	25.1	54.9
Forward	(47.5)	(24.7)	1.5	27.7	58.4
Swap	(69.3)	(36.3)	118.8	40.2	84.8
Total	(52.1)	(24.3)	(886.0)	32.5	70.4

ICL Group Limited 258

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
EUR/USD	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(2.1)	(1.1)	22.8	1.2	2.5
Short term deposits and loans	0.0	0.0	0.2	0.0	0.0
Trade receivables	(23.7)	(12.4)	260.3	13.7	28.9
Receivables and debit balances	(2.0)	(1.1)	22.2	1.2	2.5
Long-term deposits and loans	(0.3)	(0.2)	3.6	0.2	0.4
Trade payables	19.7	10.3	(216.3)	(11.4)	(24.0)
Other payables	6.6	3.5	(72.6)	(3.8)	(8.1)
Long-term loans from banks	28.2	14.8	(310.6)	(16.3)	(34.5)
Options	5.6	2.7	1.7	(2.4)	(5.0)
Forward	22.1	11.0	4.3	(11.0)	(22.1)
Total	54.1	27.5	(284.4)	(28.6)	(59.4)

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
GBP/USD	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(0.5)	(0.2)	5.2	0.3	0.6
Trade receivables	(3.7)	(2.0)	41.2	2.2	4.6
Receivables and debit balances	(0.1)	0.0	0.8	0.0	0.1
Trade payables	2.6	1.4	(28.5)	(1.5)	(3.2)
Other payables	0.3	0.2	(3.8)	(0.2)	(0.4)
Options	(1.2)	(0.7)	(0.1)	0.5	1.1
Forward	(1.6)	(0.8)	(0.3)	0.8	1.6
Total	(4.2)	(2.1)	14.5	2.1	4.4

ICL Group Limited 259

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
BRL/USD	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(6.9)	(3.6)	76.3	4.0	8.5
Trade receivables	(20.2)	(10.6)	221.8	11.7	24.6
Trade payables	9.4	4.9	(103.3)	(5.4)	(11.5)
Long-term deposits and loans	(0.6)	(0.3)	6.2	0.3	0.7
Other payables	0.9	0.5	(10.3)	(0.5)	(1.1)
Long-term loans from banks	0.2	0.1	(2.3)	(0.1)	(0.3)
Forward	3.4	1.8	(0.9)	(2.0)	(4.2)
Total	(13.8)	(7.2)	187.5	8.0	16.7

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
CNY/USD	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(23.9)	(12.5)	262.8	13.8	29.2
Short term investments and deposits	(0.3)	(0.2)	3.2	0.2	0.4
Trade receivables	(8.2)	(4.3)	90.7	4.8	10.1
Trade payables	8.3	4.3	(90.9)	(4.8)	(10.1)
Other payables	1.4	0.7	(15.0)	(0.8)	(1.7)
Long-term loans (CNY)	3.2	1.7	(34.8)	(1.8)	(3.9)
Forward	(4.2)	(2.2)	0.7	2.5	5.2
Total	(23.7)	(12.5)	216.7	13.9	29.2

ICL Group Limited 260

Interest Rate Risk

We have loans bearing variable interest that expose our finance expenses and cash flow to changes in interest rates. With respect to our fixed‑interest loans, there is exposure to changes in the fair value of the loans due to changes in the market interest rate.

From time to time, we use some hedging transactions to hedge some of the above exposure. The hedging is implemented by using a fixed interest range and by hedging variable interest.

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the USD interest rate as of December 31, 2022.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Type of instrument	$ millions
Fixed-USD interest debentures	66.7	34.4	(1,101.8)	(36.5)	(75.4)
NIS/USD swap	18.6	9.4	23.1	(9.3)	(19.2)
Total	85.3	43.8	(1,078.7)	(45.8)	(94.6)

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the USD interest rate as of December 31, 2021.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Type of instrument	$ millions
Fixed-USD interest debentures	98.5	50.9	(1,302.1)	(54.4)	(112.6)
Swap transactions	4.2	2.1	(6.5)	(2.2)	(4.3)
NIS/USD swap	28.8	14.8	118.8	(15.6)	(31.9)
Total	131.5	67.8	(1,189.8)	(72.2)	(148.8)

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the NIS interest rate as of December 31, 2022.

Sensitivity to changes in the shekel interest rate	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Type of instrument	$ millions
Fixed-interest long-term loan	0.6	0.3	(172.3)	(0.3)	(0.6)
Fixed rate debentures	15.4	7.9	(395.3)	(8.3)	(17.1)
Forward transactions hedge accounting	(1.4)	(0.6)	(14.0)	0.6	1.4
NIS/USD swap	(19.0)	(9.7)	23.1	10.9	22.8
Total	(4.4)	(2.1)	(558.5)	2.9	6.5

ICL Group Limited 261

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the NIS interest rate as of December 31, 2021.

Sensitivity to changes in the shekel interest rate	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Type of instrument	$ millions
Fixed-interest long-term loan	0.2	0.1	(60.3)	(0.1)	(0.1)
Fixed rate debentures	26.6	13.6	(635.8)	(14.4)	(29.5)
NIS/USD swap	(35.1)	(18.1)	118.8	19.2	39.4
Total	(8.3)	(4.4)	(577.3)	4.7	9.8

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the Euro interest rate as of December 31, 2022.

Sensitivity to changes in the Euro interest rate	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Type of instrument	$ millions
Long-term loans from banks and others	8.4	4.3	(285.9)	(4.4)	(8.8)

Marine Shipping Price Risk

We ship substantial amounts of goods worldwide using marine shipments. We execute some hedging transactions to reduce a portion of our exposure to marine bulk shipping prices.

The table below sets forth the sensitivity of instruments hedging marine shipping price risk to 5% and 10% increases and decreases in marine shipping prices as of December 31, 2022.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Marine shipping hedges	0.6	0.4	(0.8)	(0.5)	(0.6)

The table below sets forth the sensitivity of instruments hedging marine shipping price risk to 5% and 10% increases and decreases in marine shipping prices as of December 31, 2021.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Marine shipping hedges	0.8	0.4	1.6	(0.4)	(0.8)

ICL Group Limited 262

Item 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

Item 13 – DEFAULTS, DIVIDEND ARRANGEMENTS AND DELINQUENCIES

Not Applicable.

Item 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ICL Group Limited 263

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

Our management, including our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of ICL’s internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013 (COSO). Based on such assessment, our management has concluded that, as of December 31, 2022, ICL’s internal control over financial reporting is effective based on those criteria.

ICL Group Limited 264

C. Attestation Report of the Registered Public Accounting Firm

Somekh Chaikin, member firm of KPMG International, an independent registered public accounting firm, has audited and reported on the effectiveness of ICL’s internal controls over financial reporting as of December 31, 2022. See Somekh Chaikin’s attestation report on page F-2 of this annual report.

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

Item 16A – AUDIT AND ACCOUNTING COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined, based on qualification statements delivered to the Company, that each of the members of our Audit and Accounting Committee, Dr. Miriam Haran, Ms. Dafna Gruber, Mr. Lior Reitblatt and Mr. Gadi Lesin qualify as audit committee financial experts, as such term is defined in Item 16A(b) of Form 20-F, are financially literate and are independent directors for the purposes Rule of 10A-3 of the Exchange Act and of NYSE trade listing requirements.

Item 16B – CODE OF ETHICS

Our Board of Directors has adopted a Code of Conduct that applies to our Board of Directors, senior management, contractors, suppliers and employees, including our Chief Executive Officer, Chief Financial Officer, Controller and any other persons who perform similar functions for us. Our Code of Ethics is available, on our website, www.icl-group.com. We intend to disclose future amendments to our code of ethics, or any waivers of such code, on our website or in public filings. The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Annual Report.

ICL Group Limited 265

Item 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, Tel Aviv, Israel (PCAOB ID 1057), a member of KPMG International, has served as our independent registered public accounting firm for 2022 and 2021. Following are KPMG International's fees for professional services in each of the respective fiscal years:

2022	2021
US$ thousands	US$ thousands
Audit fees(1)	4,468	4,645
Audit-related fees(2)	377	148
Tax fees(3)	822	1,303
Total	5,667	6,096

(1) Audit fees are the aggregate fees billed or expected to be billed for the audit of our annual financial statements. This category also includes services that are generally provided by the independent accountant, such as consents and review of documents filed with the SEC.

(2) Audit-related Fees are the aggregate fees billed for assurance and related services rendered during the years ended December 31, 2022 and 2021, that are reasonably related to the performance of the audit and are not reported under audit fees.

(3) Tax fees are the aggregate fees billed for professional services rendered during the years ended December 31, 2022 and 2021, rendered for tax compliance, tax advice, and tax planning, assistance with tax audits and appeals.

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

ICL Group Limited 266

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

•
Equity Compensation Plans. Under Section 303A.08 of the LCM, shareholders must be given the opportunity to vote on all equity‑compensation plans and material revisions thereto, with certain limited exemptions as described therein. We follow the requirements of the Companies Law, under which approval of equity compensation plans and material revisions thereto is within the authority of our HR & Compensation Committee and the Board of Directors. However, under the Companies Law, the award of any compensation to directors, the Chief Executive Officer or a controlling shareholder or another person in which a controlling shareholder has a personal interest, including the award of equity-based compensation, generally requires the approval of the compensation committee, the Board of Directors and the shareholders, in that order. Under the Companies Law, the compensation of directors and officers is generally required to comply with a shareholder‑approved compensation policy, which is required, among other things, to include a monetary cap on the value of equity compensation that may be granted to any director or officer.

ICL Group Limited 267

•
Shareholder Approval of Securities Issuances. Under Section 312.03 of the LCM, shareholder approval is a prerequisite to (a) issuing ordinary shares, or securities convertible into or exercisable for ordinary shares, to a related party, a subsidiary, affiliate or other closely related person of a related party or any company or entity in which a related party has a substantial interest, if the number of ordinary shares to be issued exceeds either 1% of the number of ordinary shares or 1% of the voting power outstanding before the issuance, and (b) issuing ordinary shares, or securities convertible into or exercisable for ordinary shares, if the ordinary share has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance or the number of ordinary shares to be issued is equal to or in excess of 20% of the number of ordinary shares before the issuance, in each case subject to certain exceptions. We seek shareholder approval for all corporate actions requiring such approval in accordance with the requirements of the Companies Law, which are different from the requirements for seeking shareholder approval under Section 312.03 of the LCM. Under the Companies Law, shareholder approval is a prerequisite to any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest. Under the Companies Law, shareholder approval is also a prerequisite to a private placement of securities if it will cause a person to become a controlling shareholder or in case all of the following conditions are met:

•	The securities issued amount to 20% or more of the Company’s outstanding voting rights before the issuance;

•	Some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

•	The transaction will increase the relative holdings of a 5% shareholder or will cause any person to become, as a result of the issuance, a 5% shareholder.

Except as stated above, we intend to comply with the rules applicable to U.S. companies listed on the NYSE. We may decide in the future to use additional and/or other foreign private issuer exemptions with respect to some or all of the other NYSE listing requirements. Following governance practices of our home country, Israel, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under NYSE listing requirements applicable to domestic issuers. For further information, see “Item 3 - Key Information— D. Risk Factors”.

ICL Group Limited 268

Item 16H – MINE SAFETY DISCLOSURE

Not applicable.

Item 16I – DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 17 – FINANCIAL STATEMENTS

See “Item 18 - Financial Statements”.

Item 18 – FINANCIAL STATEMENTS

See page FS-1.

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

2.1	Description of rights of each applicable class of securities registered under Section 12 of the Securities Exchange Act of 1934
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

4.3	Compensation Policy for Directors and Officers, as adopted in February 2022 and approved by shareholders in March 2022.
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
15.2
Technical Report Summary by Wardell Armstrong International Ltd.  (Incorporated by reference to Exhibit 15.2 to our annual report on Form 20-F (file no. 001-13742) for the year ended December 31, 2021, filed with the Securities and Exchange Commission on February 23, 2022).

15.3	Consent of Wardell Armstrong International Ltd. with respect to the Technical Report Summary and certain information included in this annual report on Form 20-F.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.INS	XBRL Instance Document
ICL Group Limited 269

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

Date: February 28, 2023

ICL Group Limited 270

Consolidated Financial Statements

As of December 31, 2022

ICL Group Ltd

Consolidated Financial Statements as of December 31, 2022

Somekh Chaikin
KPMG Millennium Tower	Telephone 972 3 684 8000
17 Ha'arba'a Street, PO Box 609	Fax 972 3 684 8444
Tel Aviv 61006 Israel	Internet www.kpmg.co.il

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
ICL Group LTD

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of ICL Group Ltd. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the "consolidated financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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
February 27, 2023

Somekh Chaikin, a partnership registered under the Israeli partnership
Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Consolidated Statements of Financial Position as of December 31

	2022	2021
Note	$ millions	$ millions

Current assets
Cash and cash equivalents		417	473
Short-term investments and deposits		91	91
Trade receivables		1,583	1,418
Inventories	6	2,134	1,570
Prepaid expenses and other receivables	7	323	357
Total current assets		4,548	3,909

Non-current assets
Deferred tax assets	15	150	147
Property, plant and equipment	10	5,969	5,754
Intangible assets	11	852	867
Other non-current assets	9,16	231	403
Total non-current assets		7,202	7,171

Total assets		11,750	11,080

Current liabilities
Short-term debt	13	512	577
Trade payables		1,006	1,064
Provisions	17	81	59
Other payables	14	1,007	912
Total current liabilities		2,606	2,612

Non-current liabilities
Long-term debt and debentures	13	2,312	2,436
Deferred tax liabilities	15	423	384
Long-term employee liabilities	16	402	564
Long-term provisions and accruals	17	234	278
Other		60	70
Total non-current liabilities		3,431	3,732

Total liabilities		6,037	6,344

Equity
Total shareholders’ equity	19	5,464	4,527
Non-controlling interests		249	209
Total equity		5,713	4,736

Total liabilities and equity		11,750	11,080

The accompanying notes are an integral part of these consolidated financial statements.

ICL Group Limited Annual Report 1

Consolidated Statements of Income for the Year Ended December 31

	2022	2021	2020
Note	$ millions	$ millions	$ millions

Sales	20	10,015	6,955	5,043
Cost of sales	20	4,983	4,344	3,553

Gross profit		5,032	2,611	1,490

Selling, transport and marketing expenses	20	1,181	1,067	766
General and administrative expenses	20	291	276	232
Research and development expenses	20	68	64	54
Other expenses	20	30	57	256
Other income	20	(54)	(63)	(20)

Operating income		3,516	1,210	202

Finance expenses		327	216	219
Finance income		(214)	(94)	(61)

Finance expenses, net	20	113	122	158

Share in earnings of equity-accounted investees		1	4	5

Income before taxes on income		3,404	1,092	49

Taxes on income	15	1,185	260	25

Net income		2,219	832	24

Net income attributable to the non-controlling interests		60	49	13

Net income attributable to the shareholders of the Company		2,159	783	11

Earnings per share attributable to the shareholders of the Company:	22

Basic earnings per share (in dollars)		1.68	0.61	0.01

Diluted earnings per share (in dollars)		1.67	0.60	0.01

Weighted-average number of ordinary shares outstanding:	22

Basic (in thousands)		1,287,304	1,282,807	1,280,026

Diluted (in thousands)		1,289,947	1,287,051	1,280,273

The accompanying notes are an integral part of these consolidated financial statements.

ICL Group Limited Annual Report 2

Consolidated Statements of Comprehensive Income for the Year Ended December 31

2022	2021	2020
$ millions	$ millions	$ millions

Net income	2,219	832	24

Components of other comprehensive income that will be reclassified subsequently to net income
Foreign currency translation differences	(146)	(105)	118
Change in fair value of cash flow hedges transferred to the statement of income	101	(15)	(54)
Effective portion of the change in fair value of cash flow hedges	(119)	13	53
Tax relating to items that will be reclassified subsequently to net income	4	-	-
	(160)	(107)	117

Components of other comprehensive income that will not be reclassified to net income
Net changes of investments at fair value through other comprehensive income	-	155	18
Actuarial gains (losses) from defined benefit plans	83	85	(15)
Tax relating to items that will not be reclassified to net income	(12)	(44)	(6)
	71	196	(3)

Total comprehensive income	2,130	921	138

Comprehensive income attributable to the non-controlling interests	40	54	23

Comprehensive income attributable to the shareholders of the Company	2,090	867	115

The accompanying notes are an integral part of these consolidated financial statements.

  ICL Group Limited Annual Report 3

 Consolidated Statements of Changes in Equity

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
$ millions

For the year ended December 31, 2022
Balance as of January 1, 2022	548	224	(444)	138	(260)	4,321	4,527	209	4,736

Share-based compensation	1	9	-	3	-	-	13	-	13
Dividends	-	-	-	-	-	(1,166)	(1,166)	-	(1,166)
Comprehensive income	-	-	(126)	(14)	-	2,230	2,090	40	2,130
Balance as of December 31, 2022	549	233	(570)	127	(260)	5,385	5,464	249	5,713

The accompanying notes are an integral part of these consolidated financial statements.
  ICL Group Limited Annual Report 4

Consolidated Statements of Changes in Equity (cont'd)

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
$ millions

For the year ended December 31, 2021
Balance as of January 1, 2021	546	204	(334)	22	(260)	3,752	3,930	158	4,088

Share-based compensation	2	20	-	(16)	-	-	6	-	6
Dividends	-	-	-	-	-	(276)	(276)	(3)	(279)
Comprehensive income	-	-	(110)	132	-	845	867	54	921
Balance as of December 31, 2021	548	224	(444)	138	(260)	4,321	4,527	209	4,736

The accompanying notes are an integral part of these consolidated financial statements.

 ICL Group Limited Annual Report 5

Consolidated Statements of Changes in Equity (cont'd)

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
$ millions

For the year ended December 31, 2020
Balance as of January 1, 2020	546	198	(442)	3	(260)	3,880	3,925	136	4,061

Share-based compensation	-	6	-	2	-	-	8	-	8
Dividends	-	-	-	-	-	(118)	(118)	(1)	(119)
Comprehensive income	-	-	108	17	-	(10)	115	23	138
Balance as of December 31, 2020	546	204	(334)	22	(260)	3,752	3,930	158	4,088

The accompanying notes are an integral part of these consolidated financial statements.

  ICL Group Limited Annual Report 6

Consolidated Statements of Cash Flows for the Year Ended December 31

2022	2021	2020
$ millions	$ millions	$ millions

Cash flows from operating activities
Net income	2,219	832	24
Adjustments for:
Depreciation and amortization	498	490	489
Fixed assets impairment (reversal of)	-	(6)	90
Exchange rate, interest and derivative, net	157	99	88
Tax expenses	1,185	260	25
Change in provisions	(83)	(4)	113
Other	(15)	(21)	5
	1,742	818	810

Change in inventories	(527)	(267)	54
Change in trade receivables	(215)	(426)	(89)
Change in trade payables	(42)	274	84
Change in other receivables	(46)	9	5
Change in other payables	107	107	54
Net change in operating assets and liabilities	(723)	(303)	108

Interest paid, net	(106)	(89)	(107)
Income taxes paid, net of refund	(1,107)	(193)	(31)

Net cash provided by operating activities	2,025	1,065	804

Cash flows from investing activities
Proceeds (payments) from deposits, net	(36)	355	34
Business combinations	(18)	(365)	(27)
Purchases of property, plant and equipment and intangible assets	(747)	(611)	(626)
Proceeds from divestiture of assets and businesses, net of transaction expenses	33	39	29
Other	14	3	7
Net cash used in investing activities	(754)	(579)	(583)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(1,166)	(276)	(118)
Receipt of long-term debt	1,045	1,230	1,175
Repayments of long-term debt	(1,181)	(1,120)	(1,133)
Repayments of short-term debt	(21)	(58)	(52)
Receipts (payments) from transactions in derivatives	20	(17)	24
Other	-	(3)	(1)
Net cash used in financing activities	(1,303)	(244)	(105)

Net change in cash and cash equivalents	(32)	242	116
Cash and cash equivalents as of the beginning of the year	473	214	95
Net effect of currency translation on cash and cash equivalents	(24)	17	3
Cash and cash equivalents as of the end of the year	417	473	214

The accompanying notes are an integral part of these consolidated financial statements.

  ICL Group Limited Annual Report 7

Notes to the Consolidated Financial Statements as of December 31, 2021

Note 1 – General

A.	The Reporting Entity

ICL Group Ltd. (hereinafter – the Company), is a company incorporated and domiciled in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE) under the ticker: ICL. The address of the Company’s registered headquarters is 23 Aranha St., Tel Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd., a public company traded on the TASE under the ticker: ILCO:TA. The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel vital interests. For additional information, see Note 19 - Equity.

The Company, together with its subsidiaries, associated companies and joint ventures (hereinafter - the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and industrial (including food). ICL’s products are used mainly in agriculture, electronics, food, fuel and gas exploration, water purification and desalination, construction, detergents, cosmetics, pharmaceuticals and automotive.

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

The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on February 27, 2023.

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

ICL Group Limited Consolidated Financial Statements 8

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

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

Notes to the Consolidated Financial Statements as of December 31, 2022

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

Notes to the Consolidated Financial Statements as of December 31, 2022

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

Notes to the Consolidated Financial Statements as of December 31, 2022

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

Notes to the Consolidated Financial Statements as of December 31, 2022

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

Notes to the Consolidated Financial Statements as of December 31, 2022

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

Notes to the Consolidated Financial Statements as of December 31, 2022

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

Notes to the Consolidated Financial Statements as of December 31, 2022

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

Notes to the Consolidated Financial Statements as of December 31, 2022

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

Notes to the Consolidated Financial Statements as of December 31, 2022

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

Notes to the Consolidated Financial Statements as of December 31, 2022

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

Notes to the Consolidated Financial Statements as of December 31, 2022

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

Notes to the Consolidated Financial Statements as of December 31, 2022

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

Notes to the Consolidated Financial Statements as of December 31, 2022

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

Notes to the Consolidated Financial Statements as of December 31, 2022

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

Notes to the Consolidated Financial Statements as of December 31, 2022

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

Notes to the Consolidated Financial Statements as of December 31, 2022

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

Notes to the Consolidated Financial Statements as of December 31, 2022

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

Notes to the Consolidated Financial Statements as of December 31, 2022

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

Notes to the Consolidated Financial Statements as of December 31, 2022

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

S.	Amendments to standards and interpretations that have not yet been adopted

Amendment to IAS 1, Presentation of Financial Statements: disclosure of accounting policies (hereinafter - the amendment)

According to the amendment companies must provide disclosure of their material accounting policies rather than their significant accounting policies. Pursuant to the amendment, accounting policy information is material if, when considered with other information disclosed in the financial statements, it can be reasonably be expected to influence decisions that the users of the financial statements make on the basis of those financial statements. The amendment to IAS 1 also clarifies that accounting policy information is expected to be material if, without it, the users of the financial statements would be unable to understand other material information in the financial statements. The amendment also clarifies that immaterial accounting policy information need not be disclosed.

The amendment is applicable for reporting periods beginning on or after January 1, 2023. The Company is examining the consequences of the amendment on the financial statements with no plans for early adoption.

Amendment to IAS 12, Income Taxes: deferred tax related to assets and liabilities arising from a single transaction (hereinafter - the amendment)

The Amendment narrows the scope of the exemption from recognizing deferred taxes as a result of temporary differences created at the initial recognition of assets and/or liabilities, so that it does not apply to transactions that give rise to equal and offsetting temporary differences.  As a result, companies will need to recognize a deferred tax asset or a deferred tax liability for these temporary differences at the initial recognition of transactions that give rise to equal and offsetting temporary differences, such as lease transactions and provisions for decommissioning and restoration

ICL Group Limited Consolidated Financial Statements 28

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 3 - Significant Accounting Policies (cont'd)

S.	Amendments to standards and interpretations that have not yet been adopted (cont'd)

The amendment is effective for annual periods beginning on or after January 1, 2023, by amending the opening balance of the retained earnings or adjusting a different component of equity in the period the said amendment was adopted. The Company is examining the impact of the amendment on its financial statements with no plans for early adoption.

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

ICL Group Limited Consolidated Financial Statements 29

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 5 - Operating Segments

A. General

1. Information on operating segments:

ICL is a global specialty minerals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Growing Solutions (formerly, Innovative Ag Solutions).

As the Company continues to focus on targeting long-term growth through its diversified specialty solutions, it decided to change its managerial structure so that, as of January 2022, the activities of ICL Boulby and other European business components were allocated from the potash and phosphate solutions segments, respectively, to the Growing Solutions segment. Comparative figures have been restated to reflect the structural change of the reportable segments.

Industrial Products – The Industrial Products segment produces bromine derived from a solution that is a by-product of the potash production process in Sodom, Israel, as well as bromine based compounds. Industrial Products uses most of the bromine it produces for its own production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several grades of salt, magnesium chloride and some other specialty mineral products. Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus-based products.

Potash – The Potash segment produces and sells primarily potash, salt, magnesium, as well as electricity. Potash is produced in Israel and Spain using an evaporation process to extract potash from the Dead Sea in Israel, and from conventional mining of an underground mine in Spain. The segment also produces and sells pure magnesium and magnesium alloys, as well as chlorine and sylvinite. In addition, the segment sells salt products produced at its potash site in Spain. The Company operates a power plant in Sodom which supplies electricity to ICL companies in Israel (as well as surplus electricity to external customers) and steam to all facilities at the Sodom site.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers. Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel, while the fourth is situated in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are also produced in the facilities in Israel and China.

ICL Group Limited Consolidated Financial Statements 30

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 5 - Operating Segments (cont'd)

A. General (cont'd)

1. Information on operating segments: (cont'd)

The Phosphate Solutions segment manufactures pure phosphoric acid by purifying green phosphoric acid. Pure phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as phosphate salts and acids, for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets such as oral care, cleaning products, paints and coatings, energy storage solutions, water treatment, asphalt modification, construction, metal treatment and more. The segment's products for the food industry include functional food ingredients and phosphate additives which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy products, beverages and baked goods. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business and produces organic milk components and whey proteins for the food ingredients industry.

Growing Solutions – The Growing Solutions segment aims to achieve global leadership in plant nutrition markets by enhancing its positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Brazil, India and China, by leveraging its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and chemistry know-how, while integrating and generating synergies from acquired businesses.

ICL is continuously working to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), organic fertilizers, water soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

The Growing Solutions segment develops, manufactures, markets and sells its products globally, mainly in South America, Europe, Asia, North America and Israel. It produces water soluble specialty fertilizers in Belgium, Israel and Spain, organic, ornamental horticulture, turf and landscaping products in the UK and the Netherlands, liquid fertilizers in Israel, Spain and China, straights soluble fertilizers in China and Israel, controlled-release fertilizers in the Netherlands, Brazil and the United States, as well as secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants in Brazil.

Other Activities – Other business activities include, among other things, ICL’s innovative arm, promoting innovation, developing new products and services, as well as digital platforms and technological solutions for farmers and agronomists. This category includes Growers and Agmatix, innovative start-ups that are developing agricultural data processing and analysis capabilities for the future of agriculture. These activities are not presented as reportable segments as they do not meet the required quantitative thresholds.

ICL Group Limited Consolidated Financial Statements 31

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 5 - Operating Segments (cont'd)

A.	General (cont'd)

2. Segment capital investments

Capital investments made by the segments for each of the reporting periods include mainly property, plant and equipment as well as intangible assets acquired in the ordinary course of business and as part of business combinations.

3. Inter–segment transfers and unallocated income (expenses)

Segment revenue, expenses and results include inter-segment transfers, which are based on transactions prices in the ordinary course of business. This is aligned with reports that are regularly reviewed by the Chief Operating Decision Maker. Inter-segment transfers are eliminated as part of the financial statements' consolidation process.

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

ICL Group Limited Consolidated Financial Statements 32

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 5 - Operating Segments (cont'd)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2022

Sales to external parties	1,737	3,031	2,851	2,376	20	-	10,015
Inter-segment sales	29	282	255	46	3	(615)	-
Total sales	1,766	3,313	3,106	2,422	23	(615)	10,015

Segment operating income (loss)	628	1,822	777	378	(9)	(87)	3,509
Other income not allocated to the segments							7
Operating income							3,516

Financing expenses, net							(113)
Share in earnings of equity-accounted investees							1
Income before income taxes							3,404

Depreciation and amortization	61	166	189	70	3	9	498

Capital expenditures	90	346	259	101	9	17	822

ICL Group Limited Consolidated Financial Statements 33

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 5 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2021

Sales to external parties	1,601	1,598	2,087	1,644	25	-	6,955
Inter-segment sales	16	178	167	26	3	(390)	-
Total sales	1,617	1,776	2,254	1,670	28	(390)	6,955

Segment operating income (loss)	435	399	294	135	(8)	(61)	1,194
Other income not allocated to the segments							16
Operating income							1,210

Financing expenses, net							(122)
Share in earnings of equity-accounted investees							4
Income before income taxes							1,092

Depreciation amortization and impairment	65	148	207	62	2	-	484

Capital expenditures	74	270	228	74	6	17	669
Capital expenditures as part of business combination	-	-	-	377	-	-	377

ICL Group Limited Consolidated Financial Statements 34

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 5 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2020

Sales to external parties	1,242	1,091	1,663	1,016	31	-	5,043
Inter-segment sales	13	177	153	17	4	(364)	-
Total sales	1,255	1,268	1,816	1,033	35	(364)	5,043

Segment profit (loss)	303	121	88	17	(5)	(15)	509
Other expenses not allocated to the segments							(307)
Operating income							202

Financing expenses, net							(158)
Share in earnings of equity-accounted investees							5
Income before income taxes							49

Depreciation, amortization and impairment	77	152	204	45	3	98	579

Capital expenditures	84	270	267	54	6	15	696
Capital expenditures as part of business combination	-	-	-	-	26	-	26

ICL Group Limited Consolidated Financial Statements 35

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 5 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of ICL’s sales by geographical location of the customer:

2022		2021		2020
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Brazil	2,200	22	1,178	17	447	9
China	1,495	15	1,060	15	806	16
USA	1,457	15	1,091	16	793	16
India	505	5	213	3	194	4
United Kingdom	448	4	386	6	336	7
Germany	417	4	345	5	327	6
Spain	365	4	280	4	243	5
Israel	344	3	291	4	260	5
France	305	3	270	4	238	5
Netherlands	264	3	127	2	95	2
All other	2,215	22	1,714	24	1,304	25
Total	10,015	100	6,955	100	5,043	100

ICL Group Limited Consolidated Financial Statements 36

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 5 - Operating Segments (cont'd)

C.	Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2022
Europe	574	698	881	880	18	(242)	2,809
Asia	664	1,008	817	286	—	(32)	2,743
South America	40	938	496	849	—	(8)	2,315
North America	401	365	654	166	1	(10)	1,577
Rest of the world	87	304	258	241	4	(323)	571
Total	1,766	3,313	3,106	2,422	23	(615)	10,015

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2021
Europe	530	430	611	727	23	(162)	2,159
Asia	597	478	617	206	1	(23)	1,876
South America	64	467	343	436	—	(5)	1,305
North America	363	209	491	127	1	(5)	1,186
Rest of the world	63	192	192	174	3	(195)	429
Total	1,617	1,776	2,254	1,670	28	(390)	6,955

ICL Group Limited Consolidated Financial Statements 37

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 5 - Operating Segments (cont'd)

C.	Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer: (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2020
Europe	458	376	557	561	30	(160)	1,822
Asia	405	412	477	161	1	(24)	1,432
North America	299	84	372	106	2	(4)	859
South America	40	212	210	56	-	(1)	517
Rest of the world	53	184	200	149	2	(175)	413
Total	1,255	1,268	1,816	1,033	35	(364)	5,043

ICL Group Limited Consolidated Financial Statements 38

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 5 - Operating Segments (cont'd)

C.	Information based on geographical location (cont'd)

The following table presents the distribution of the Company’s sales by geographical location of the main facilities from which they were produced.

For the year ended December 31
2022	2021	2020
$millions	$millions	$millions

Israel	5,611	3,526	2,636
Europe	3,361	2,437	2,014
South America	1,994	1,095	424
Asia	1,123	861	643
North America	1,038	897	757
Other	61	56	48
	13,188	8,872	6,522
Intercompany sales	(3,173)	(1,917)	(1,479)
Total	10,015	6,955	5,043

The following table presents operating income by geographical location of the assets from which it was produced:
For the year ended December 31
2022	2021	2020
$millions	$millions	$millions

Israel	2,668	863	105
Europe	445	7	(50)
Asia	221	179	64
South America	184	95	35
North America	131	71	47
Other	5	4	4
Intercompany eliminations	(138)	(9)	(3)
Total	3,516	1,210	202

ICL Group Limited Consolidated Financial Statements 39

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 5 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table present the non-current assets by geographical location of the assets (*)
As of December 31
2022	2021
$ millions	$ millions

Israel	4,208	4,079
Europe	1,474	1,505
Asia	461	483
South America	407	391
North America	346	333
Other	4	5
Total	6,900	6,796

(*)	Mainly consist of property, plant and equipment, intangible assets and non-current inventories.

Note 6 – Inventories

As of December 31
2022	2021
$ millions	$ millions

Finished products	1,348	946
Raw materials	490	349
Work in progress	233	299
Spare parts	128	125
Total inventories	2,199	1,719
Of which:
Non-current inventories - mainly raw materials (presented as non-current assets)	65	149
Current inventories	2,134	1,570

Note 7 - Prepaid expenses and other receivables

As of December 31
2022	2021
$ millions	$ millions

Government institutions	111	97
Prepaid expenses	70	51
Current tax assets	53	97
Derivative instruments	10	48
Other	79	64
	323	357

ICL Group Limited Consolidated Financial Statements 40

Notes to the Consolidated Financial Statements as of December 31, 2022

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

As of December 31
2022	2021
$ millions	$ millions

Current assets	267	231
Non-current assets	392	408
Current liabilities	(145)	(168)
Non-current liabilities	(48)	(83)
Equity	(466)	(388)

For the year ended December 31
2022	2021	2020
$ millions	$ millions	$ millions

Sales	723	528	359
Operating Income	146	105	29
Depreciation and amortization	34	38	37
Operating income before depreciation and amortization	180	143	66
Net Income	116	96	23
Total Comprehensive income	78	104	40

ICL Group Limited Consolidated Financial Statements 41

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 8 - Investments in Subsidiaries (cont'd)

B.	Business Acquisition and Divestiture

(1)

As part of the Company's strategy to divest low synergy businesses and non-core business activities, in March 2022, the Company completed the sale of its 50% share in its joint venture, Novetide Ltd., for a consideration of $33 million, of which $8 million represents an estimate for the fair value of a contingent consideration. As a result, the Company recognized a capital gain of $22 million.

(2)

Further to the acquisition of Nobian’s holding in Sal Vesta (51%) in 2021, which was part of the partnership termination agreement between the Company and Nobian, on February 3, 2023, the Company signed an agreement for the sale of its 100% shares in Sal Vesta to Salins Group for a consideration of $13 million. As part of the transaction, the Company engaged in a long-term take-or-pay supply agreement for all the vacuum salt produced at ICL Iberia. The closing date is expected in the first quarter of 2023. No significant impact is expected on the Company’s financial statements.

Note 9 - Other non-current assets

As of December 31
2022	2021
$ millions	$ millions

Surplus in employees' defined benefit plans (1)	97	115
Non-current inventories	65	149
Receivables from equity-accounted investees sale (2)	22	-
Derivative designated as a cash flow hedge	19	97
Investments in equity-accounted investees	3	26
Other	25	16
	231	403

(1)	See Note 16.

(2)	See Note 8B(1).

ICL Group Limited Consolidated Financial Statements 42

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 10 - Property, Plant and Equipment

A.    Composition

Land and buildings	Technical equipment and machinery	Dikes and evaporating ponds	Plants under construction (1)	Other	Right of use asset (2)	Total
$ millions

Cost
Balance as of January 1, 2022	1,107	7,664	1,465	664	1,073	518	12,491
Additions	30	358	388	(128)	77	64	789
Disposals	(15)	(27)	-	-	-	(27)	(69)
Translation differences	(36)	(130)	(19)	(18)	(6)	(22)	(231)
Balance as of December 31, 2022	1,086	7,865	1,834	518	1,144	533	12,980
Accumulated depreciation
Balance as of January 1, 2022	502	4,410	797	-	881	147	6,737
Depreciation	35	243	47	-	59	74	458
Disposals	(7)	(25)	-	-	-	(27)	(59)
Translation differences	(18)	(83)	(15)	-	(4)	(5)	(125)
Balance as of December 31, 2022	512	4,545	829	-	936	189	7,011

Depreciated balance as of December 31, 2022	574	3,320	1,005	518	208	344	5,969

(1) The additions are presented net of items for which construction has been completed and accordingly were reclassified to other categories in the “property, plant and equipment” section.

(2) The total additions were recorded against lease liabilities (IFRS 16).

ICL Group Limited Consolidated Financial Statements 43

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 10 - Property, Plant and Equipment (cont'd)

A.    Composition (cont'd)

Land and buildings	Technical equipment and machinery	Dikes and evaporating ponds	Plants under construction (1)	Other	Right of use asset (2)	Total
$ millions

Cost
Balance as of January 1, 2021	880	7,419	1,441	778	1,003	496	12,017
Additions in respect of business combinations	85	20	-	9	2	9	125
Additions	193	382	51	(99)	78	37	642
Disposals	(2)	(44)	(1)	-	(6)	(20)	(73)
Exit from consolidation	(9)	(21)	-	-	(1)	(2)	(33)
Translation differences	(40)	(92)	(26)	(24)	(3)	(2)	(187)
Balance as of December 31, 2021	1,107	7,664	1,465	664	1,073	518	12,491
Accumulated depreciation
Balance as of January 1, 2021	491	4,300	763	-	817	96	6,467
Depreciation	30	227	55	-	71	71	454
Reversal of impairment	-	(6)	-	-	-	-	(6)
Disposals	(5)	(34)	-	-	(4)	(19)	(62)
Exit from consolidation	(3)	(19)	-	-	-	-	(22)
Translation differences	(11)	(58)	(21)	-	(3)	(1)	(94)
Balance as of December 31, 2021	502	4,410	797	-	881	147	6,737

Depreciated balance as of December 31, 2021	605	3,254	668	664	192	371	5,754

(1) The additions are presented net of items for which construction has been completed and accordingly were reclassified to other categories in the “property, plant and equipment” section.

(2) The total additions were recorded against lease liabilities (IFRS 16).

ICL Group Limited Consolidated Financial Statements 44

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 11 - Intangible Assets

A.	Composition

Goodwill	Concessions and mining rights	Trademarks	Technology / patents	Customer relationships	Computer application	Others	Total
$ millions

Cost
Balance as of January 1, 2022	522	215	88	97	203	124	70	1,319
Additions	-	2	-	9	-	20	2	33
Adjustment to PPA (1)	5	-	-	6	(6)	-	-	5
Translation differences	(1)	(7)	(4)	(4)	(3)	(2)	(3)	(24)
Balance as of December 31, 2022	526	210	84	108	194	142	69	1,333
Amortization
Balance as of January 1, 2022	20	80	34	58	131	74	55	452
Amortization for the year	-	6	2	5	15	9	3	40
Translation differences	(1)	(1)	(2)	(3)	(2)	(1)	(1)	(11)
Balance as of December 31, 2022	19	85	34	60	144	82	57	481

Amortized Balance as of December 31 ,2022	507	125	50	48	50	60	12	852

(1) In July 2022, the Company completed the ADS’s Purchase Price Allocation (PPA).

ICL Group Limited Consolidated Financial Statements 45

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 11 - Intangible Assets (cont'd)

A.	Composition (cont'd)

Goodwill	Concessions and mining rights	Trademarks	Technology / patents	Customer relationships	Computer application	Others	Total
$ millions

Cost
Balance as of January 1, 2021	341	218	92	93	172	118	73	1,107
Additions in respect of business combinations	210	-	1	2	39	-	-	252
Additions	-	-	-	6	1	19	1	27
Translation differences	(29)	(3)	(5)	(4)	(9)	(13)	(4)	(67)
Balance as of December 31, 2021	522	215	88	97	203	124	70	1,319
Amortization
Balance as of January 1, 2021	21	74	34	55	123	76	54	437
Amortization for the year	-	6	3	5	12	7	3	36
Translation differences	(1)	-	(3)	(2)	(4)	(9)	(2)	(21)
Balance as of December 31, 2021	20	80	34	58	131	74	55	452

Amortized Balance as of December 31 ,2021	502	135	54	39	72	50	15	867

ICL Group Limited Consolidated Financial Statements 46

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 11 - Intangible Assets (cont'd)

B.	Total book value of intangible assets having defined useful lives and those having indefinite useful lives are as follows:

As of December 31
2022	2021
$ millions	$ millions

Intangible assets having a defined useful life	313	333
Intangible assets having an indefinite useful life	539	534
	852	867

Note 12 - Impairment Testing

Impairment testing for intangible assets with an indefinite useful life

Goodwill and intangible assets having an indefinite lifespan are not amortized on a systematic basis but, rather, are examined at least once a year for impairment.

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

The carrying amounts of intangible assets with an indefinite useful life are as follows:

As of December 31
2022	2021
$ millions	$ millions

Goodwill
Phosphate Solutions	110	114
Industrial Products	90	91
Growing Solutions	271	260
Potash	20	19
Other	16	18
	507	502

Trademarks	32	32

	539	534

ICL Group Limited Consolidated Financial Statements 47

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 12 - Impairment Testing (cont'd)

Impairment testing for intangible assets with an indefinite useful life (cont'd)

The Company conducted its annual impairment test of goodwill and did not identify any impairment. The recoverable amount of the operating segments was determined based on their value in use, which is based on an internal valuation of the discounted future cash flows generated from the continuing operations of the operating segments.

The future cash flow of each operating segment was based on the segment approved five-year plan, which includes segment estimations for revenues, operating income and other factors, such as working capital and capital expenditures. The segments' projections were based, among other things, on the assumed sales volume growth rates according to long-term expectations, internal selling prices and raw materials prices based on external data sources, when applicable and relevant.

The key assumptions used to calculate the operating segments’ recoverable amounts are a nominal after‑tax discount rate of 10.4% and a long‑term growth rate of 2.6%, reflecting the industries and markets in which the Company is engaged.

ICL Group Limited Consolidated Financial Statements 48

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 13 - Credit from Banks and Others

A.	Composition

As of December 31
2022	2021
$ millions	$ millions

Short-term debt
From financial institutions	313	327
Current maturities of:
Debentures	116	131
Long-term loans from financial institutions	15	56
Lease Liability	68	63
	199	250
Total Short-Term debt	512	577

Long- term debt and debentures
Long term lease liability	270	299
Loans from financial institutions	721	679
	991	978

Marketable debentures	1,329	1,517
Non-marketable debentures	191	191
	1,520	1,708
	2,511	2,686
Less – current maturities of:
Debentures	116	131
Long-term loans from financial institutions	15	56
Lease liability	68	63
	199	250

Total Long- term debt and debentures	2,312	2,436

For further information, see Note 21.

ICL Group Limited Consolidated Financial Statements 49

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 13 - Credit from Banks and Others (cont'd)

B.	Yearly movement in Credit from Banks and Others (*)

As of December 31
2022	2021
$ millions	$ millions

Balance as of January 1	2,914	2,660
Changes from financing cash flows
Additions in respect of business combination	-	171
Receipt of long-term debts	1,045	1,230
Repayment of long-term debt	(1,181)	(1,120)
Repayment of short-term credit	(21)	(58)
Interest paid	(113)	(112)
Receipt (payments) from transaction in derivatives	20	(17)
Total net financing cash flows	(250)	94

Initial recognition of lease liability	64	37
Interest expenses	148	126
Effect of changes in foreign exchange rates	(97)	(21)
Change in fair value of derivatives	67	(24)
Other changes	(33)	42

Balance as of December 31	2,813	2,914

(*) The balance includes Short-term debt, derivatives on loans and debentures, loans and debentures and interest payables.

ICL Group Limited Consolidated Financial Statements 50

Notes to the Consolidated Financial Statements as of December 31, 2022

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

The trade receivables are fully presented in the Company's statements of financial position and the receipts received from the Acquiring Company are presented as a financial liability under short-term credit. As of December 31, 2022, utilization of the securitization facility within this framework amounted to $233 million (December 31, 2021 - $180 million).

ICL Group Limited Consolidated Financial Statements 51

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 13 - Credit from Banks and Others (cont'd)

D.	Information on material loans and debentures outstanding as of December 31, 2022:

Instrument type	Loan date	Original principal (millions)	Currency	Carrying amount ($ millions)	Interest rate	Principal repayment date	Additional information
Debentures - Series F	May 2018, December 2020	693	US Dollar	714	6.38%	May 2038	(3), (4)
Debentures - Series E	April 2016	1,569	Israeli Shekel	223	2.45%	2021- 2024 (Annual installment)	Partially repaid (1), (3)
Debentures (private offering) – 3 series	January 2014	275	US Dollar	145 46	5.16% 5.31%	January 2024 January 2026	(3), (4)
Debentures - Series G	January/May 2020	766	Israeli Shekel	208	2.40%	2022- 2034 (Annual installment)	(1), (3)
Debentures - Series D	December 2014	184	US Dollar	184	4.50%	December 2024	(3), (4)
SLL	September 2021	250	Euro	266	0.80%	September 2026	(5)
Loan - European Bank	September 2021	25	Euro	27	0.95%	June 2025
Loan-Israeli institutions	November 2013	300	Israeli Shekel	40	4.74%	2015-2024 (Annual installment)	Partially repaid

ICL Group Limited Consolidated Financial Statements 52

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 13 - Credit from Banks and Others (cont'd)

D.	Information on material loans and debentures outstanding as of December 31, 2022: (cont'd)

Additional Information:

(1)

In March 2022, the Company repaid, as scheduled, NIS 392 million (approx. $123 million) of Series E Bond. In December 2022, the Company repaid NIS 15 million (approx. $4 million) of Series G Bond, as scheduled.

(2)	In April 2022, the Company prepaid its MUFG credit facility loan of BRL180 million and terminated its BRL 230 million (about $48 million) credit facility in Brazil.

(3)

As of July 5, 2022, the S&P credit rating agency reaffirmed the Company’s international credit rating and senior unsecured rating of 'BBB-'. In addition, the S&P Maalot credit rating agency reaffirmed the Company’s credit rating of 'ilAA' with a stable rating outlook.

(4)	In June 2022, Fitch Ratings reaffirmed the Company’s long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term issuer default rating is stable.

(5)

The loan includes three sustainability performance targets: (1) an annual 4% to 5% reduction in direct and indirect Scope 1 and Scope 2 CO2 emissions resulting from ICL global operations. (2) Through 2025, the Company is committed to adding a significant number of Tfs (Together for Sustainability) qualified vendors each year who meet criteria of management, environment, health and safety, labor and human rights, ethics, and governance and (3) for female to hold at least 25% of senior management roles, by the end of 2024. As of December 31, 2022, the Company is in compliance with the relevant sustainability performance targets.

(6)	As of December 31, 2022, the Company is in compliance with all its financial covenants set forth in its financing agreements. See item F below.

ICL Group Limited Consolidated Financial Statements 53

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 13 - Credit from Banks and Others (cont'd)

E.	Credit facilities:

Issuer	Group of international banks	European bank
Date of the credit facility	March 2015	December 2016
Date of credit facility termination	March 2025	May 2024
The amount of the credit facility	USD 1,100 million (1)	USD 30 million
Credit facility has been utilized	Euro 330 million	USD 30 million
Interest rate	Up to 33% use of the credit: Libor/Euribor + 0.70%. From 33% to 66% use of the credit: Libor/Euribor + 0.80% 66% or more use of the credit: Libor/Euribor + 0.95%	Libor + 0.80%
Loan currency type	USD and Euro loans	USD loans
Pledges and restrictions	Financial covenants - see Section D, a cross-default mechanism and a negative pledge.	Financial covenants - see Section D and a negative pledge.
Non-utilization fee	0.21%	-

(1)

In July 2022, the long-term credit facility decreased by $100 million following an agreement on early termination with one of the banks, a few months prior to the official termination date. The updated total credit facility is $1,100 million. most banks signed on to continue the credit facility agreement, and from March 2023 to March 2025, the total credit facility will amount to $1,000 million.

ICL Group Limited Consolidated Financial Statements 54

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 13 - Credit from Banks and Others (cont'd)

F.	Restrictions on the Group relating to the receipt of credit

As part of the loan agreements the Company has signed, various restrictions apply including sustainability performance targets and financial covenants, a cross‑default mechanism and a negative pledge.

Set forth below is information regarding the financial covenants applicable to the Company as part of the loan agreements and the compliance therewith. For the Company’s sustainability performance targets see item D(5) above.

Financial Covenants:

Financial Covenants (1)	Financial Ratio Required under the Agreement	Financial Ratio December 31, 2022

Total shareholder’s equity	Equity greater than $2,000 million	$5,464 million
Ratio of EBITDA to the net interest expenses	Equal to or greater than 3.5	39.79
Ratio of the net financial debt to EBITDA	Less than 3.5	0.53
Ratio of certain subsidiaries loans to the total assets of the consolidated company	Less than 10%	2.69%

(1)

The examination of compliance with the financial covenants is based on the Company’s consolidated financial statements. As of December 31, 2022, the Company complies with all of its financial covenants.

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

(2)	As of December 31, 2022, the total guarantees provided by the Company were in the amount of $127 million (December 31, 2021 - $93 million).

ICL Group Limited Consolidated Financial Statements 55

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 14 – Other Payables

As of December 31
2022	2021
$ millions	$ millions

Employees	368	414
Current tax liabilities	177	183
Governmental (mainly in respect of royalties)	168	103
Accrued expenses	98	75
Derivative instruments	44	3
Income received in advance	41	33
Others	111	101
	1,007	912

Note 15 - Taxes on Income

A.	Taxation of companies in Israel

The current and deferred taxes expenses of Israeli entities are booked under the applicable tax rates below:

1.	Income tax rate

The Israeli statutory primary income tax rate is 23%.

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter – the Encouragement Law)

a)	Beneficiary Enterprises

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

Notes to the Consolidated Financial Statements as of December 31, 2022

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

In addition, a temporary provision to the Encouragement Law was published, which was valid until November 14, 2022, offered a reduced tax payment arrangement to companies that have trapped earnings. The eligibility for beneficiary tax rate provided, among others, making investments in the companies' industrial plants over five years, in accordance with the formula set forth in the amendment.

In December 2021, due to the Company's settlement agreement with the Israeli Tax Authorities, regarding tax assessments for the years 2015-2019, and as a result of the Company's decision to apply the said temporary provision, the Company recognized a tax provision for the release of trapped earnings in the total amount of $47 million. Accordingly, no additional tax provision is required in respect of the unreleased trapped earnings which as of December 31, 2022, amounted to about NIS 950 million ($270 million).

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

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 15 - Taxes on Income (cont'd)

A.	Taxation of companies in Israel (cont'd)

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (cont'd)

b) Preferred Enterprises (cont'd)

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

4.	Taxation of Profits Natural Resources

The government take on natural resources in Israel includes three elements: Royalties, Corporate Income Tax and Surplus Profit Levy. The highlights of the Law are set forth below:

4.1	Royalties

In accordance with the Mines Ordinance, the rate of the royalties, in connection with resources produced from the quarries, will be 5%. For production of phosphates, the royalty rate is 5% of the value of the sold quantity produced.

In accordance with the Israeli Dead Sea Concession Law, 1961, the royalty rate for potash, bromine and magnesium is 5% of the value of the sold quantity.

ICL Group Limited Consolidated Financial Statements 58

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 15 - Taxes on Income (cont'd)

A.	Taxation of companies in Israel (cont'd)

4.	Taxation of Profits Natural Resources (cont'd)

4.2	Imposition of Surplus Profit Levy

The Law for Taxation of Profits from Natural Resources (hereinafter – the Law), is effective since January 1, 2016. The law is applied for the bromine, phosphate and magnesium minerals from 2016 and for potash from 2017. The tax base, which will be calculated for every mineral separately, is the mineral’s operating income, in accordance with the accounting statement of income, to which certain adjustments will be made.

The taxable profit is based on the first traded product mineral operating income, as adjusted, after a deduction of 5% of the mineral’s year end working capital, and an amount that reflects a yield of 14% on the value of property, plant and equipment used for production and sale of the quarried material (hereinafter – Yield).

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

Regarding the bromine resource, the sale price of bromine sold to related parties, in and outside of Israel, who use the bromine for bromine compounds manufacturing activities, shall be, in each tax year, the higher of:

1)	Actual price in the sale transaction.

2)	A price which will provide an operating profit for the bromine compounds manufacturer of 12% out of the revenue it generates from bromine compounds sales.

ICL Group Limited Consolidated Financial Statements 59

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 15 - Taxes on Income (cont'd)

A.	Taxation of companies in Israel (cont'd)

4.	Taxation of Profits Natural Resources (cont'd)

4.2	Imposition of Surplus Profit Levy: (cont'd)

Regarding the phosphate resource, the sale price of phosphate sold to related parties for purposes of downstream manufacturing activities shall be, in each tax year, the higher of:

3)	Actual price in the sale transaction.

4)	A price which will keep an operating profit with the downstream products manufacturer of 12% out of the revenue it generates from downstream phosphate made of products sales.

5)	The production and operating costs attributable to a unit of phosphate.

The Company took an alternative tax filing position, according to which, all the Dead Sea minerals should be taxed as a unified mineral under the above-mentioned mechanism as the natural resource that is used by the company is the Dead-Sea brine.

Amendment number 3 to the Law

In November 2021, Amendment number 3 to the Law was approved by the Israeli Kneset, according to which the arrangement of tax collection will be altered so that companies will be required to pay 75% of the disputed tax, after objecting to a tax assessment by appeal to the district court, and prior to a Court ruling. Prior to this amendment, the full payment of the Surplus Profit Levy in dispute was not required until a Court ruling is rendered.

Assessment agreement - Surplus Profit Levy

In March 2021, the ITA issued an assessment for the years 2016-2017, which includes a demand for payment of Surplus Profit Levy, in the amount of approximately $77 million, plus interest and linkage. The amount represents, in essence, the different interpretation regarding the measurement of operational property, plant and equipment.

In June 2022, a settlement agreement was signed with the Israeli Tax Authority, which entered into force on July 26, 2022. The settlement agreement provides final assessments for the tax years 2016-2020, as well as outlines understandings for the calculation of the surplus profit levy for the years from 2021 onwards.

In the second quarter of 2022, the Company recorded tax expenses for prior years in the amount of $188 million, including interest and linkage and net of corporate income tax, of which $124 million was in connection with the understandings reached regarding the measurement of fixed assets in the said final assessments (for 2016-2020).

ICL Group Limited Consolidated Financial Statements 60

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 15 - Taxes on Income (cont'd)

A.	Taxation of companies in Israel (cont'd)

4.	Taxation of Profits Natural Resources (cont'd)

4.3	Corporate income Tax:

The Law for Encouragement of Capital Investments was revised such that the definition of a “Plant for Production of Quarries” will include all the plant’s activities up to production of the first marketable natural resource of potash, bromine, magnesium and phosphates. Accordingly, activities involved with production of the first traded resource will not be entitled to tax benefits under the Law, whereas activities relating to downstream products, such as bromine compounds, acids, fertilizers, etc. will be entitled to tax benefits under the Law.

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

Subsidiaries incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence. The principal tax rates applicable to the major subsidiaries outside Israel are as follows:

Country	Tax rate	Note
Brazil	34%
Germany	29%
United States	26%	(1)
Netherlands	25.8%
Spain	25%
China	25%
United Kingdom	19%

(1)	The tax rate is an estimated average and includes federal and states tax. Different rate may apply in each specific year, as a result of different allocation of income between the different states.

C.	Carried forward tax losses

As of December 31, 2022, the balances of the carryforward tax losses of subsidiaries for which deferred taxes were recorded, is about $384 million (December 31, 2021 – about $286 million).

As of December 31, 2022, the balances of the carryforward tax losses to future years of subsidiaries for which deferred taxes were not recorded, is about $109 million (December 31, 2021 – about $338 million).

As of December 31, 2022, the capital losses for tax purposes available for carryforward to future years for which deferred taxes were not recorded is about $142 million (December 31, 2021 – about $161 million).

ICL Group Limited Consolidated Financial Statements 61

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 15 - Taxes on Income (cont'd)

D.	Tax assessments

(1)
The Company and the main operational companies in Israel (DSW, Rotem, Bromine, DSM, and BCL), have received final tax assessments up to and including 2019. Other companies in Israel received final tax assessments up to and including 2017. The main subsidiaries outside of Israel have final tax assessments up to and including 2015.

E.	Deferred income taxes

1.	The composition of the deferred taxes and the changes therein, are as follows:

In respect of financial position				In respect of carry forward tax losses	Total
Depreciable property, plant and equipment and intangible assets	Inventories	Provisions for employee benefits	Other
$millions

Balance as of January 1, 2021	(439)	38	94	(7)	115	(199)
Changes in 2021:
Additions in respect of business combinations	-	1	1	9	2	13
Amounts recorded in the statement of income	16	-	2	(14)	(24)	(20)
Amounts recorded to a capital reserve	-	-	(22)	(1)	-	(23)
Translation differences	2	-	(2)	(3)	(5)	(8)
Balance as of December 31, 2021	(421)	39	73	(16)	88	(237)

Changes in 2022:
Amounts recorded in the statement of income	(127)	33	4	31	35	(24)
Amounts recorded to a capital reserve	-	-	(12)	4	-	(8)
Translation differences	1	-	(1)	-	(4)	(4)
Balance as of December 31, 2022	(547)	72	64	19	119	(273)

2.	The currencies in which the deferred taxes are denominated:

As of December 31
2022	2021
$millions	$millions

Israeli Shekels	(368)	(327)
Euro	51	84
Brazilian Real	28	13
British Pound	16	-
U.S Dollar	(8)	(10)
Other	8	3
	(273)	(237)

ICL Group Limited Consolidated Financial Statements 62

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 15 - Taxes on Income (cont'd)

F.	Taxes on income included in the income statements

1.	Composition of income tax expenses (income)

For the year ended December 31
2022	2021	2020
$ millions	$ millions	$ millions

Current taxes	869	145	70
Deferred taxes	45	22	(43)
Taxes in respect of prior years	271	93	(2)
	1,185	260	25

2.	Theoretical tax

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates in Israel (see A(2) above) and the tax expense presented in the statements of income:

For the year ended December 31
2022	2021	2020
$ millions	$ millions	$ millions

Income before taxes on income, as reported in the statements of income	3,404	1,092	49
Statutory tax rate (in Israel)	23%	23%	23%
Theoretical tax expense	783	251	11
Add (less) – the tax effect of:
Surplus Profit Levy tax	265	-	-
Reduced tax due to tax benefits	(95)	(64)	(6)
Differences deriving from additional deduction and different tax rates applicable to foreign subsidiaries	1	(10)	(4)
Tax on dividend	5	3	2
Deductible temporary differences and their reversal (including carryforward losses) for which deferred taxes assets were not recorded and non–deductible expenses	(29)	(8)	14
Taxes in respect of prior years*	271	93	(2)
Differences in measurement basis	(21)	(8)	10
Other differences	5	3	-
Taxes on income included in the income statements	1,185	260	25

* For 2022, included $275 million relating to Surplus Profit Levy, of which $188 in respect of the settlement agreement as mentioned above.

ICL Group Limited Consolidated Financial Statements 63

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 15 - Taxes on Income (cont'd)

G.	Taxes on income relating to items recorded in equity

For the year ended December 31
2022	2021	2020
$ millions	$ millions	$ millions

Tax recorded in other comprehensive income
Actuarial gains from defined benefit plan	(12)	(22)	(6)
Change in investments at fair value through other comprehensive income	-	(21)	-
Change in fair value of hedging derivatives	4	-	-
Taxes in respect of exchange rate differences on equity loan to a subsidiary included in translation adjustment	(11)	(1)	(3)
Total	(19)	(44)	(9)

Note 16 - Employee Benefits

A.	Composition

Composition of employee benefits:

As of December 31
2022	2021
$ millions	$ millions

Fair value of plan assets	432	648
Termination benefits	(86)	(135)
Defined benefit obligation	(664)	(993)
	(318)	(480)

Composition of fair value of the plan assets:
As of December 31
2022	2021
$ millions	$ millions

Equity instruments
With quoted market price	126	230
Without quoted market price	40	50
	166	280
Debt instruments
With quoted market price	232	337
Without quoted market price	10	3
	242	340
Deposits with insurance companies	24	28

	432	648

ICL Group Limited Consolidated Financial Statements 64

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 16 - Employee Benefits (cont'd)

B.	Severance Pay

1.	Israeli companies

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

Notes to the Consolidated Financial Statements as of December 31, 2022

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

E.	Movement in net defined benefit obligation and in its components:

Fair value of plan assets		Defined benefit obligation		Defined benefit obligation, net
2022	2021	2022	2021	2022	2021
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Balance as of January 1	648	629	(993)	(1,075)	(345)	(446)

Income (costs) included in profit or loss:
Current service costs	-	-	(23)	(24)	(23)	(24)
Interest income (expenses)	12	6	(20)	(14)	(8)	(8)
Past service cost	-	-	-	12	-	12
Effect of movements in exchange rates, net	(32)	8	56	(16)	24	(8)
Included in other comprehensive income:
Actuarial profits (losses) deriving from changes in financial assumptions	-	-	230	68	230	68
Other actuarial gains	(147)	17	-	-	(147)	17
Change with respect to translation differences, net	(34)	(10)	43	21	9	11

Other movements:
Benefits received (paid)	(20)	(6)	43	35	23	29
Employer contribution	5	4	-	-	5	4
Balance as of December 31	432	648	(664)	(993)	(232)	(345)

The actual return on plan assets in 2022 is $(135) million, compared with $23 million in 2021 and $14 million in 2020.

F.	Actuarial assumptions

Principal actuarial assumptions as of the reporting date (expressed as weighted averages):

For the year ended December 31
2022	2021	2020
%	%	%

Discount rate as of December 31	4.7	2.1	1.7
Future salary increases	3.9	3.9	3.4
Future pension increase	2.8	2.3	2.0

ICL Group Limited Consolidated Financial Statements 66

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 16 - Employee Benefits (cont'd)

G.	Sensitivity analysis

Assuming all other assumptions remain constant, the following reasonably possible changes affect the defined benefit obligation as of the date of the financial statements in the following manner:

December 2022
Decrease 10%	Decrease 5%	Increase 5%	Increase 10%
$ millions

Significant actuarial assumptions
Salary increases	(11)	(6)	6	11
Discount rate	28	14	(14)	(28)
Mortality table	13	6	(6)	(13)

The assumptions regarding the future mortality rates are based on published statistics and accepted mortality tables.

H.	The Effect of the plans on the Company's future cash flows

The expenses recorded in respect of defined contribution plans in 2022 are $39 million (compared with $43 million in 2021 and $39 million in 2020).

The Company estimates that the expected deposits in 2023 to fund defined benefit plans are about $8 million.

As of December 31, 2022, the Company estimates that the life of the defined benefit plans, based on a weighted average, is about 11 years (compared with 13.6 years in 2021).

I.	Long-term incentive plan

(1)
In February 2023, the Company’s HR & Compensation Committee and the Board of Directors approved a new biennial equity grant for the years 2023-2024 in the form of options exercisable to the Company's ordinary shares. For further information, see Note 19.

(2)
In November 2021, Company's HR & Compensation Committee and the Board of Directors approved a new Cash LTI plan, according to which, other senior managers will be awarded a cash incentive in 2025, the fair value of the grant as of the reporting date is about $37 million. The grant is subject to achievement of certain financial targets over the three years and can be affected by the change in share price.

ICL Group Limited Consolidated Financial Statements 67

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 17 – Provisions

A.	Composition and changes in the provision

Site restoration and equipment dismantling (1)	Legal claims	Other	Total
$ millions

Balance as of January 1, 2022	283	13	41	337
Provisions recorded during the year	-	36	3	39
Provisions reversed during the year	(10)	(1)	(1)	(12)
Effect of change in discount rate	(18)	-	-	(18)
Payments during the year	(17)	(3)	(1)	(21)
Translation differences	(10)	-	-	(10)
Balance as of December 31, 2022	228	45	42	315

(1)	Main items under 'Site restoration and equipment dismantling':

a.
Spain – In 2018, a new restoration plan was approved for the Suria and Sallent sites, which included a plan for handling the salt piles and dismantling of facilities. The restoration plan for the Suria site is scheduled to extend until 2094, and for the Sallent site up to 2075.

Estimation of the projected costs for the closure and restoration of the Sallent site – the main portion of the estimated costs for closure and restoration is attributed to restoration of the salt pile. The Company is treating the salt pile, by both utilizing the salt for production and sale for, among others, de-icing purposes, and by processing the material and removing it to the sea via a Collector. As of December 31, 2022, the total provision for the closure and restoration of the Sallent site amounts to $74 million. The estimation is based on a long-term forecast, covering a period of more than 50 years, along with observed estimates and, therefore, the actual costs that may be required to restore the Sallent site may differ, even substantially, from the current provision. In the Company's estimation, the provision in its books reflects the best estimate of the expense required to settle this obligation.

b.
Rotem Israel – as of December 31, 2022, according to the Company's estimation, the provision for the restoration of the mining sites and waste repositories, for Rotem Israel's operations, amounted to $75 million. The provision is measured based on the present value of the cash flows, which relies on the Company's estimation of the future expense required for the restoration of the mining sites. The actual costs that may be required may differ, even substantially, from the current provision, as a result of the inherent complexity of such estimation, the Company's future decisions regarding the facilities and regulatory requirements.

c.
Bromine Israel (Neot Hovav) – pursuant to the Ministry of Environmental Protection, the Company is required to treat both solid waste of past periods which is stored in a designated defined area on the site's premises, and currently-produced waste created during the ongoing production processes in the plant. Waste treatment is partly conducted through a hydro-bromine acid recovering facility (BRU), operated by the Company. Part of the waste is sent for external designated treatment. As of December 31, 2022, the provision for prior periods waste treatment amounted to $27 million. In the Company's estimation, based on the information currently available to it, the provision included in its financial statements covers the estimated cost for treating prior periods waste.

ICL Group Limited Consolidated Financial Statements 68

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 18 - Commitments, Concessions and Contingent Liabilities

A.	Commitments
(1)
Several of the Group’s subsidiaries have entered into agreements with suppliers for the purchase of raw materials and energy in the ordinary course of business, for various periods ending on December 31, 2036. As of December 31, 2022, the total amount of the commitments is about $2.6 billion. This amount includes the agreements described below.

(2)
Several of the Group’s subsidiaries have entered into agreements with suppliers for the acquisition of property, plant and equipment. As of December 31, 2022, the subsidiaries have capital expenditures commitments of about $684 million. This amount includes the agreements described below.

(3)
As part of the collaboration between ICL's subsidiary in Spain (ICL Iberia) and the government of Catalonia to achieve environmental sustainability goals, the Company has undertaken to carry out restoration of the salt piles at its sites, mainly by processing and removing them to the sea via a collector. In 2021, the Company signed an agreement with the Catalan Water Agency for the construction and operation of a collector. The main highlights of the agreement include, among other things, guidelines by which the project will be managed, financing aspects of the project, the definition of project costs and determination of the operational maintenance mechanism, including usage costs. Based on said agreement and Spain's water law, it was determined that ICL Iberia will assume up to 90% of the project's cost (approximately $110 million) which will be paid throughout the construction and operating periods. Construction, which has already begun, is expected to extend over a four-year period and the operational period is expected to be over 25 years.

(4)
In 2017, the Company entered into a gas purchase agreement with Energean Israel Limited (hereinafter - Energean) who holds a license for the development of the Karish and Tanin gas reservoirs. Under the agreement, Energean is expected to supply the Company with natural gas (NG) at a quantity of up to 13 BCM at a value of $2 billion over a period of 15 years, commencing with the commercial operation of Karish and Tanin. The NG from the reservoirs will be used to operate ICL’s factories and power stations in Israel.

Following Energean announcement of potential expected delays in the supply of NG under the "Force Majeure" clause within the GSPA, in 2020 the Company signed an exclusive agreement with Tamar reservoir to supply the full amount of NG consumed by the Company until December 2022, at a price of about $4 per MMBTU.

After continued delays, in the fourth quarter of 2022, Energean began NG production activities and supply as part of its commissioning phase. In order to ensure sufficient NG for ICL’s facilities, beyond the supplied NG from Energean, the Company signed NG supply agreements with additional market sources, including Leviathan reservoir, which are valid until the end of the first quarter of 2023 and is taking additional measures to further secure its NG supply. The Company believes it is more likely than not that it will obtain sufficient NG for its facilities in Israel until Energean enters commercial production and fully supply the required NG. The Company intends to exercise all its legal rights in connection with Energean's continued delays.

ICL Group Limited Consolidated Financial Statements 69

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

A.	Commitments (cont'd)

(5)
In 2020, the Company entered into a long-term lease agreement with a third party according to which ICL will lease an office building in Be'er Sheva Israel for a period of 15 years, with a 10-year extension option, at an annual rent of about $3 million. The lease period is expected to commence in 2024 (on the completion of the building’s construction).

(6)
The Articles of Association of the Company and its Israeli subsidiaries include provisions that permit exemption, indemnification and insurance of liability of officers and directors, all in accordance with the provisions of the Companies Law.

The Company, with the approval of its HR & Compensation Committee, the Board of Directors and the shareholders, granted its officers and directors a letter of exemption and indemnification, and also maintains an insurance policy, covering directors' and officers' liability, which is renewed annually. The directors' and officers' liability insurance and the exemption and indemnity undertaking do not apply to those cases specified in Section 263 of the Companies Law. The exemption is from liability for damages caused and/or that will be caused, by those officers and directors as a result of a breach of the duty of care to the Company. Regarding directors who are office holders of Israel Corp., who may serve from time to time, on January 5, 2021, shareholders approved the extension of the period for exemption and indemnification entered into with such office holders for an additional nine years commencing November 30, 2020, provided that the exemption shall not apply to liabilities arising in connection with a transaction or resolution in which a controlling shareholder or an office holder, including an office holder who is other than the office holder party to the agreement, has a personal interest (within the meaning of the Companies Law).

The amount of the indemnification payable by the Company under the letters of indemnification, in addition to amounts received from an insurance company, if any, for all of the officers and directors on an aggregate basis, for one or more of the events detailed therein, is limited to $300 million.

B.	Concessions

(1)	Dead Sea Works Ltd. (hereinafter – DSW)

Pursuant to the Israeli Dead Sea Concession Law, 1961 (hereinafter – the Concession Law), as amended in 1986, and the concession deed attached as an addendum to the Concession Law, DSW was granted a concession to utilize the resources of the Dead Sea and to lease the land required for its plants in Sodom for a period ending on March 31, 2030. According to the Concession Law, should the government decide to offer a new concession after the expiration date, to another party, it will first offer the new concession to DSW on terms that are no less attractive than those it may offer to that party.

In accordance with section 24 (a) of the Supplement to the Concession Law, it is stated, among other things, that at the end of the concession period all the tangible assets located in the concession area will be transferred to the government, in exchange for their amortized replacement value – the value of the assets as if they are purchased as new at the end of the concession period, less their technical depreciation based on their maintenance condition and the unique characteristics of the Dead Sea area.

ICL Group Limited Consolidated Financial Statements 70

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(1)	DSW (cont'd)

Pursuant to section 24 (b) of the Supplement to the Concession Law, it is stated that capital investments made during the 10-year period prior to the end of the concession require the prior consent of the Government, unless they can be fully deducted for tax purposes before the end of the concession period. However, the Government's consent to any fundamental investment that may be necessary for the proper operation of the plant will not be unreasonably delayed or denied. In 2020, an agreement was concluded between the Company and the Israeli Government for the purpose of implementing section 24(b). The agreement determines, among other things, the manner of examining new investments and the consent process. In addition, the agreement determines the Company's commitment to invest in fixed assets, including for preservation and infrastructure, as well as for ongoing maintenance of the facilities in the concession area (for the period beginning in 2026) and the Company's commitment to continue production of potassium chloride and elemental bromine (for the period commencing 2028), all subject to the conditions specified in the agreement. Such commitments do not change the way the Company currently operates. The Company engages with the Israeli Government in accordance with the agreement and obtains investment approvals as required.

In 2015, the Minister of Finance appointed a team to determine the “governmental activities to be conducted towards the end of the concession period”. The public’s comments in this matter were submitted to an inter-ministerial team.

Based on the interim report and its recommendations published in May 2018, and following a public hearing in January 2019, the Israeli Ministry of Finance released the final report of the inter-ministry team headed by Mr. Yoel Naveh, former Chief Economist, which includes a series of guidelines and recommendations regarding the actions that the government should take towards the end of the concession period. Since the report includes guiding principles and a recommendation to establish sub‑teams to implement such principles, the Company is unable to assess the concrete implications of these guidelines and recommendations, or, if the recommendations will be implemented in practice, as well as the relevant timing of their implementation. In addition, there is no certainty as to how the Government will interpret the Concession Law and implement processes accordingly.

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

The consolidated Financial Statements were prepared under management's belief that it is more likely than not, that DSW will continue to operate the relevant assets for their remaining useful lives, which extends beyond the term of the current concession period, by obtaining a renewed concession or by operating the assets for an alternative holder. The consolidated depreciation expenses in 2022 relating to the assets located within the concession area amounted to about $108 million.

ICL Group Limited Consolidated Financial Statements 71

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(1)	DSW (cont'd)

It is expected that the value of the Property, Plant and Equipment at the end of the concession period will change as time passes and as a result of purchase and disposals of assets.

Royalties

In consideration of the concession, DSW pays royalties to the Government of Israel calculated at a rate of 5% of the value of the products at the plant gate, less certain expenses.

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

Rotem Israel has been mining phosphates in the Negev in Israel for more than sixty years. Mining is conducted in accordance with phosphate mining concessions, which are granted as required by the Ministry of Energy under the Mines Ordinance, by the Supervisor of Mines, as well as mining authorizations issued by the Israel Lands Authority (hereinafter – the Authority). The concessions relate to quarries (phosphate rock), whereas the authorizations cover the use of land as active mining areas.

Mining Concessions

Rotem Israel has a unified mining concession which includes Rotem Field, including Hatrurim, and Zafir Field, including Oron-Zin, until the end of 2024. In order to comply with the concession's provisions, the Company undertook, among other things, to assure that Rotem meets its existing obligations to rehabilitate its mining and plants areas according to outlined requirements attached to the new concession, as well as by means of a bank guarantee in the amount of $19 million.

As part of the Company’s efforts to locate phosphate rock resources in Israel, in January 2022, the Ministry of Energy granted Rotem Israel an exploration license for phosphate in an area of 263 acres, north of the Oron Concession. In December 2022, following the completion of a geological survey, the Company received a discovery certificate, which gives it the exclusive right to request a mining license in that area. The Company is working to apply for a concession for approximately 76.6 acres and activity thereon is expected to continue at least until 2025.

Lease Agreements

Rotem Israel has two lease agreements in effect until 2024 and 2041 as well as an additional lease agreement for the Oron plant, which expired in 2017. As of the reporting date, the Company has an agreement in principle, with the Israel Land Authority - Southern Region, regarding the receipt of a license agreement for Oron plant until the end of 2025. The license agreement is subject to the approval of the Israel Land Authority management.

ICL Group Limited Consolidated Financial Statements 72

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(2)	Rotem Israel (cont'd)

Mining Royalties

According to the terms of the concession, Rotem Israel is required to pay royalties to the State of Israel for Phosphate mining.

In accordance with the Mines Ordinance (Third Addendum A), the royalty rate for production of phosphates is 5% of the value of the quarried material. As part of the process of extending the concession which occurred in 2021, an order was issued by the Ministry of Energy to amend the Third Addendum A which is intended to anchor and clarify the basis for calculating the royalties and its components.

Planning and Building

The mining and quarrying activities require a zoning approval of the site based on a plan in accordance with the Israeli Planning and Building Law, 1965. Such plans are updated, as needed. As of the reporting date, there are various requests at different stages of deliberations pending for consideration the planning authorities.

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

Barir field - The Company is promoting a plan to mine phosphates in Barir field, located in the southern part of the South Zohar deposit in the Negev Desert. In 2015, the National Planning and Building Council (hereinafter – the National Council) approved the Policy Document regarding Mining and Quarrying of Industrial Minerals, which included a recommendation to permit phosphate mining in the South Zohar deposit and to advance a detailed National Outline Plan for the Barir field mining site. According to the recommendation of the National Council, the Government’s Housing Cabinet approved the National Outline Plan (hereinafter - NOP 14B).

In 2018, the Minister of Health filed an appeal of the said approval, requiring compliance with the Ministry of Health’s recommendation to conduct a survey regarding the health impact at each site included in NOP 14B. As part of a discussion in the Housing Cabinet regarding the appeal, it was decided, with the consent of the Ministries of Health, Finance and Energy, to remove the appeal and to approve the NOP 14B, which was formally published later.

In addition, it was decided to establish a team with representatives from Treasury, Health, Transportation, Environmental Protection and Energy ministries (hereinafter – The Inter-ministerial team), which will present to the Housing Cabinet a report that includes health aspects for NOP 14B.

ICL Group Limited Consolidated Financial Statements 73

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(2)	Rotem Israel (cont'd)

In 2018 and 2019, petitions were submitted to the Israeli Supreme Court of Justice by the municipality of Arad and by residents of Bedouin community in the "Arad Valley" against the National Council, the Government of Israel and Rotem Israel, to revoke the approval of NOP 14B and to order the National Council to discuss the NOP directives, while giving proper weight to the health risk.

In 2020, the inter-ministerial team reached an outline agreement regarding the examination of the health aspects of the NOP 14B, which, according to the State, constitutes an appropriate response for the review of potential health hazards on which the petitions focus.

In 2021, the Israeli Supreme Court of Justice decided to reject the petitions following a preliminary decision by the National Planning and Building Council to incorporate the main points of the outline agreement in the provisions of NOP 14B.

At the end of 2021, the Housing Cabinet, approved once again the amended NOP 14B, following which the (former) Minister for Environmental Protection submitted a request for a government review of past decisions prior to promoting the Barir Detailed NOP. In accordance with the decision of the Ministry of the Interior, a deliberation of the matter should have been held by July 2022. As of the reporting date, the deliberation has not yet occurred. The Company continues its discussions with the relevant regulators to ensure the deliberation will be held as soon as possible.

In addition to the procedures described above, securing the future of the phosphate mining operations at Rotem Israel depends among other things, on the following matters:

•

Emissions permit under the Israeli Clean Air Act (hereinafter - the Law) - In 2021, the Company's emission permit was renewed until September 2023. The permit reflects an updated outline of requirements by the Israeli Ministry of Environmental Protection (MoEP). Postponement of the execution of a limited number of projects was granted within the framework of an administrative order under Section 45 of the Law. The Company is experiencing difficulties meeting the execution schedules of a limited number of projects, and, accordingly, continues to work with the MoEP to find satisfactory solutions, while considering the uncertainty surrounding Rotem Israel's activity as far as the implementation of long-term projects is concerned.

•

Phosphogypsum storage - In 2021, a new Urban Building Plan was approved, the main objectives of which are to regulate areas for phosphogypsum storage reservoirs. Following the ambiguity of the guidelines regarding the calculation of the building permit fees, in April 2022, Israel’s Planning Administration stated its position that the Company should pay insignificant fees. Following Tamar Regional Council’s rejection of the position, in January 2023, the Company reached principal understandings with the Regional Council regarding the fee amounts, subject to a signed agreement. No material impact on the Company's financial results is expected.

ICL Group Limited Consolidated Financial Statements 74

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(2)	Rotem Israel (cont'd)

•
Energy Production – As part of the Company’s efforts to ensure the continuity of energy production in Rotem Israel in accordance with the policy of the Ministry of Energy and the Ministry of Environmental Protection, in September 2022, the Company began to operate a natural gas-based steam boiler which replaced the existing energy production facility that utilized oil shale.

•

Finding economically feasible alternatives to continue phosphate operations in Rotem Israel – According to the Company's assessment, the estimated useful life of Rotem's phosphate rock reserves in its existing mining areas is limited to a few years. The Company is working to promote economic alternatives for future phosphate operations at Rotem Israel and to obtain required permits and approvals, including by conducting pilots to adapt various potential types of phosphate rock for the Company’s products as part of an effort to utilize and increase existing phosphate reserves.

The Company estimates that it is more likely than not that it will be able to continue its phosphate operations at Rotem Israel, by obtaining the approvals and permits required to ensure its future phosphate operations within a time frame that is not expected to materially impact the Company's results. Nevertheless, there is no certainty as to the success of receiving such approvals and permits, nor is there certainty regarding future phosphate rock resources and/or by what date they will be received. Failure to obtain them, or a significant delay in obtaining them, can lead to a material impact on the Company's business, financial position and results of operations.

(3)	ICL Iberia – a subsidiary in Spain

ICL Iberia was granted mining rights based on legislation of Spain’s Government from 1973 and the regulations accompanying this legislation. Pursuant to the special mining regulations, ICL Iberia received individual licenses for each of the 126 different sites that are relevant to current and future mining activities. Some of the licenses are valid until 2037 and the remainder are effective until 2067.

ICL Group Limited Consolidated Financial Statements 75

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(4)	United Kingdom

A.
The mineral leases of ICL Boulby, ICL's subsidiary in the United Kingdom (hereinafter – ICL Boulby), are based on approximately 51 mineral leases and licenses for extracting various minerals, in addition to numerous easements and rights of way from private owners of land under which ICL Boulby operates, and mineral lease rights under the North Sea granted by The Crown Estates. The mineral lease rights with The Crown Estates, include provisions to explore and exploit all targeted and known polyhalite and salt mineral resources of interest to ICL Boulby. Said leases cover a total area of about 814 square kilometers (onshore leases total around 24 square kilometers and offshore leases from the Crown Estates cover around 790 square kilometers). For the future the Company only requires a small number of terrestrial mineral areas for ventilation and dewatering purposes, some of which expired in 2022. The Company is actively engaged in negotiations with approximately 18 private mineral owners in extend lease terms. Four lease agreements are currently in negotiations and an application has been approved by the Secretary of State to refer these negotiations to the High Court of Justice in London under the Working Mines Facilities Act Application of 1966 (“the Act”), which, generally, provides for a mechanism to acquire rights over land for mining and extraction. The Company believes that this demonstrates there are sufficient grounds to resolve the negotiations pursuant to the Company’s position. As for the remaining fourteen mineral leases, the Company believes that satisfactory terms will be negotiated without having to have recourse to the Act. Pending the negotiations, the Company continues to operate under the terms of the previous agreements as agreed to with the contractual partners. Subject to the renewal processes described above, all remaining lease periods, licenses, easements and rights of way are effective until 2035.

In December 2021, the North York Moors Park Authority Planning Committee approved ICL Boulby's application for the continuation of polyhalite and salt production for an additional 25 years commencing 2023 (until 2048). On May 27, 2022, an official Notice was served under Regulation 63 of the Conservation of Habitats and Species Regulations 2017, which concluded that the development would not have any Likely Significant Effects on the North York Moors Special Area of Conservation and Special Protection Area.

With respect to the mining royalties, ICL Boulby pays royalties of 2.3% which in 2022 amounted to $4.2 million.

B.
A UK subsidiary which is a part of the Growing Solutions segment (hereinafter – Everris Limited) has peat mines in the UK (Creca, Nutberry and Douglas Water). Peat is used as a component to produce professional growing media. All sites are owned by Everris Limited. The current extraction permits are granted by the local authorities and are renewed after examining the renewal applications. The extraction permits for Nutberry and Douglas Water were granted until the end of 2024, and the permit for Creca was granted until the end of 2051.

ICL Group Limited Consolidated Financial Statements 76

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(5)	YPH - China

Mining Concessions

YPH, ICL's subsidiary in China, which is equally owned with Yunnan Phosphate Chemicals Group Corporation Ltd. ("YYTH"), holds two phosphate mining licenses that were issued in 2015 by the Division of Land and Resources of the Yunnan district in China: (1) a mining license for the Haikou Mine (hereinafter – Haikou) which the Company operates and which is valid until January 2043; and (2) a mining license for the Baitacun Mine, which is valid until April 2023. With respect to Baitacun Mine, in 2022, the Company completed a risk survey to assess the feasibility and profitability of the mining site, and it is currently working to renew its license for an additional ten years.

Grant of Mining Rights to Lindu

In 2016, a subsidiary of YYTH (hereinafter – YPC) issued a statement whereby in 2010 it entered into agreements with the local authority of Jinning County, Yunnan Province, and Jinning Lindu Mining Development and Construction Co. Ltd. (hereinafter - Lindu Company), according to which Lindu Company is permitted to mine up to two million tonnes of phosphate rock from a certain area measuring 0.414 square kilometers within the area of the Haikou mine (hereinafter – the Daqing Area) and to sell such phosphate rock to any third party at its own discretion.

YPC has undertaken that YPH’s mining right in the Haikou mine will not be adversely affected by the above-mentioned arrangements. It was decided that YPH should conduct further communications with YPC and Lindu Company for the purpose of protecting its legal rights and to urge the parties to reach a fair, just, and reasonable solution to this issue as soon as possible.

Natural Resources Royalties

With respect to the mining rights, in accordance with China "Natural Resources Tax Law", YPH pays royalties of 8% on the selling price based on the market price of the rock prior to its processing. The total royalties for 2022 are about $1.5 million.

Planning and Building

The production process at YPH requires the Company to operate gypsum and flotation ponds that accumulate phosphogypsum fluid and other materials formed in the production processes. In 2022, the Company completed the construction of the infrastructure for the expansion of the ponds after, in April of that year, it received an official certification enabling the expansion of the ponds area, which is required as part of YPH’s ongoing operations plan.

ICL Group Limited Consolidated Financial Statements 77

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities

(1)	Ecology

A.
In 2017, three applications for certification of claims as class actions were filed against the Company, as a result of a partial collapse of a dyke in an evaporation pond at Rotem Amfert Israel which resulted in contamination of the Ashalim Stream and its surrounding area. The claimants contend that the Company breached various provisions of environmental laws, including the provisions of the Law for Prevention of Environmental Hazards, the Water Law, provisions of the Torts Ordinance, a breach of statutory duty and negligence. Within the framework of the first application, the Court was requested to instruct the Company to rectify the harm caused as a result of its omissions in order to prevent recurrence of the damage caused as well as to grant a monetary remedy for non-pecuniary damages. The monetary remedy was not defined, however according to the claimants, the amount of the personal claim is NIS 1,000 ($311) for each resident of the State of Israel, who number approximately 8.68 million persons.

Within the framework of the second application, the Court was requested to grant a monetary remedy in an amount of no less than NIS 250 million ($77 million) and concurrently, to award personal compensation in the amount of NIS 2,000 ($622) for each resident of the State of Israel, this being in respect of non-pecuniary damages. Furthermore, the Court was requested to instruct the Company to comply with the relevant laws and the rules provided thereunder. As part of the third application, the Court was requested to instruct the Company, among other things, to prepare plans for removal of the contamination, restoration of the Ashalim Stream and its surrounding area, for control and prevention of recurrence of the damage caused, to pay monetary relief to the class of injured parties, in the amount of NIS 202.5 million ($63 million), and to provide compensation by means of restoring the natural values impaired and return the area to its former condition.

In May 2018, the Nature and Parks Authority (hereinafter – NPA), filed an application for certification of a class action against the Company, Rotem Amfert Israel and past officers of the Company and Rotem Amfert Israel (jointly hereinafter - the Respondents), with respect to the Ashalim incident. According to the NPA, the Respondents, jointly and/or severally, are liable for compensation due to the Ashalim incident, among other things by virtue of the Torts Ordinance and/or unjust profits and by virtue of any other law. In the Application, the Court was requested, among other things, to issue orders, the purpose of which is to take all necessary measures to prevent the recurrence of the environmental hazard, and also to cooperate with the NPA and the State's authorities in order to minimize the ecological and environmental damage in order to allow for the restoration of the nature reserve. Furthermore, the Court was requested to grant monetary relief to the public injured by the ecological and environmental damage, and to grant a monetary relief for the purpose of the restoration of the nature reserve, in the aggregate amount of NIS 397 million (about $123 million).

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

ICL Group Limited Consolidated Financial Statements 78

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(1)	Ecology (cont'd)
A.	(Cont'd)

In November 2018, the Company was notified that all four applicants had agreed to join efforts and manage the class actions in a joint and coordinated manner.

In December 2022, following a mediation process between Rotem Israel and the Israeli Nature and Parks Authority, as well as all other applicants in the aforesaid proceedings, a settlement agreement was signed between the parties. In January 2023, the settlement agreement was submitted to the Israeli court for approval that will conclude the proceedings.

According to the settlement agreement, the total amount of compensation for, among other things, the restoration of the Ashalim Stream and its surroundings, is NIS 115 million (approximately $33.5 million), including past restoration expenses, legal expenses and other expenses.

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

B.
In June 2022, an unexpected flow of brine was discovered above ground at the outskirts of an alluvial fan area, which, according to initial tests by the Company, appears to have resulted from a combination of seepage from the feeder canal of ICL Dead Sea’s pumping station P-9 (hereinafter P-9) and unique ground conditions, which, according to the Company's estimation does not exceed the approved design specifications of P-9. The Company is continuously acting to rectify any resultant environmental impact to the extent required, including, at the request of the Israeli Nature and Parks Authority, implementing a project that involves the installation of sealing sheets over an approximately 2km long section of the 15km feeder canal in the area of the fan (hereinafter - the Project) which is expected to be completed in the upcoming months. The intermediary actions that have been carried out by the Company to prevent an increased flow of salinity to the surface have been found to be effective and provide stability until the project is completed.

As part of a hearing process, the District Manager of the Ministry of Environmental Protection recommended opening an investigation by the Green Police. As of the reporting date, the Company is not aware of any such investigation.

ICL Group Limited Consolidated Financial Statements 79

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(1)	Ecology (cont'd)
B.	(Cont'd)

Considering the preliminary stage of the event, it is a difficult to estimate its outcome. Nevertheless, in the Company’s estimation, no material impact on the Company’s financial statements is expected.

C.

In 2017, the Israeli Water Law was amended, according to which saline water of the kind produced for Dead Sea plants by the Company's own water drilling is charged with water fees. In light of the Company’s objection to the charges relating to water drilling within the concession area, in October 2021, the Water Authority informed the Company that water fees will not be charged for water production within the concession area. This decision was based on the opinion of the Ministry of Justice, according to which the royalties arrangement established in the Dead Sea Concession Law, 5771-1961, is the sole arrangement for collecting payment for the right to extract water in the concession area, and, therefore, it is not legally possible to impose additional charges for water fees in addition to the royalties (hereinafter – the Opinion). In September 2022, the Company was presented with two petitions filed in Israel’s Supreme Court, one by Adam Teva V’Din, and the second by Lobby 99 Ltd., against the Water Authority, Israel’s Attorney General, the Ministry of Justice, Mekorot Water Company Ltd. and the Company.

As part of the petitions, the petitioners requested that the Supreme Court rule that the said opinion is incorrect and, therefore, the Company should be obliged to pay water fees for water extracted from wells in the concession area in addition to the payment of royalties beginning from the date of the amendment to the Water Law enacted in 2018. Accordingly, the petitioners requested that the Supreme Court order the Water Authority to collect water fees from the Company for the period between 2018-2020, which according to one of the petitioners, allegedly amounts to $24 million. In October 2022, a decision was made to hold a consolidated hearing regarding both petitions in April 2023. The Company rejects the claims made in the petitions and believes it is more likely than not that its position will be accepted.

D.
In 2020, an application for a class action was filed in the Beer Sheva District Court in Israel against the Company, the Company's subsidiary, Rotem Israel, and certain of the Company's present and past office-holders by a number of local residents in the Arava region in the south of Israel (hereinafter – the Applicants). The Applicants claim that discharge, leakage and seepage of wastewater from ICL's Zin site allegedly caused various environmental hazards to the Zin stream, which resulted in damage to various groups in Israel’s population, including: the Israeli public whose property is Zin stream; those who avoided visiting Zin stream due to the environmental hazards; visitors of Zin stream who were exposed to the aforementioned hazards and the residents of the area near Zin stream who were affected by the hazards. Accordingly, the Applicants request several remedies, including restitution and compensation for the damage that they claim was caused to the various groups in a minimum amount of NIS 3 billion (approximately $933 million), the majority of which relates to compensation for claimed consequential damages.

ICL Group Limited Consolidated Financial Statements 80

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(1)	Ecology (cont'd)

D.	(Cont'd)

In November 2022, the parties signed a procedural arrangement to resort to a mediation process, in an attempt to settle the dispute outside of court. The Nature and Parks Authority (hereafter - NPA), which was not a party to the original application, also signed the agreement, and by virtue of it, it joined the mediation process. As a result, all proceedings before the court, including requests for temporary relief, were suspended. As part of the procedural arrangement, the transfer of approximately 3 million NIS from the Company to NPA was made, for funding NPA’s rescue operations for palm trees at Neot Zin and Akrabim.

The Company rejects all the said allegations. Considering the preliminary stage of the proceeding and lack of precedents of such cases in Israel, and in light of the transition to a mediation procedure, it is difficult to estimate its outcome. No provision has been recorded in the Company's financial statements.

E.
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

Within the framework of the petition, the Applicant requests declarative relief and the establishment of a mechanism for compensation awards, without specifying their amount, or alternatively, for splitting remedies to allow each group member to sue for damages in a separate proceeding. In January 2022, the Company filed its objection to the petition. Considering the limited precedents of such cases in Israel, it is difficult to estimate the outcome of the proceeding. No provision has been recorded in the Company's financial statements.

F.
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

According to the claim, the Respondents have allegedly caused continuous, severe and extreme environmental hazards through pollution of the “Judea group – Zafit formation” groundwater aquifer (hereinafter – the Aquifer) and the Ein Bokek spring with industrial wastewater, and, in doing so, the Respondents have violated various provisions of property law and environmental protection law, including the provisions of the Law for Prevention of Environmental Hazards and the Water Law, as well as violations relating to the Torts Ordinance – breach of statutory duty, negligence and unjust profits. The leakage began in the 1970’s during which time the Company was government-owned and ended by 2000.

ICL Group Limited Consolidated Financial Statements 81

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(1)	Ecology (cont'd)
F.	(Cont'd)

As a result, the Court was requested to order the Respondents to eliminate the proprietary violation in reference to the Aquifer and Bokek stream by restoration thereof and to pay the public compensation in an estimated amount of NIS 1.4 billion (about $435 million).

In 2019, the Respondents filed their response, together with three expert opinions, in which they denied all the Applicant's claims. In April 2022, the Be'er Sheva District Court dismiss in limine the application due to statute of limitations and property rights. In June 2022, the plaintiffs filed an appeal to Israel’s Supreme Court against the district court’s decision. It is difficult to estimate the outcome of the appeal at this preliminary stage. No provision has been recorded in the Company's financial statements.

G.

In 2015, a request was filed for certification of a claim as a class action, in the Tel Aviv-Jaffa District Court, against eleven defendants, including a subsidiary, Fertilizers and Chemical Ltd., in respect of claims relating to air pollution in Haifa Bay and for the harm allegedly caused by it to residents of the Haifa Bay area. The amount of the claim is about NIS 13.4 billion (about $4.2 billion). Evidence hearings were scheduled for February and March 2024. In the Company’s estimation, based on the factual material provided to it and the relevant court decision, it is more likely than not that the plaintiffs’ contentions will be rejected.

H.
In December 2021, the Company, along with the State of Israel, received a letter of warning prior to pursuing legal action, by Kibbutz Mitzpe Shalem in Israel, claiming, among others, that they were allegedly responsible for the closure of Mineral Beach in January 2015, as a result of a sinkhole. The Kibbutz claims alleged damages of $27 million and has requested a dialogue meeting to be held before pursuing legal action. The Company rejects all of the said allegations. The Company operates in accordance with the provisions of the Concession Law and permits issued by the local Authorities. Considering the preliminary stage of the situation it is difficult to estimate its outcome.

ICL Group Limited Consolidated Financial Statements 82

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(2)	Increase in the level of the evaporation Pond in Sodom (hereinafter – Pond 5)

Minerals from the Dead Sea are extracted by way of solar evaporation, whereby salt precipitates onto the bed of Pond 5, located at one of DSW's sites. The precipitated salt creates a layer on the Pond 5 bed of approximately 16 million cubic meters per year.

The production process of the raw material requires that a fixed brine volume is preserved in Pond 5. Failure to maintain a constant volume of brine in Pond 5 could result in a reduction of production capacity. Since the solutions' level maximum height (15.1 meters) was reached at the end of 2021, from 2022 onwards, the solutions' volume in Pond 5 is preserved by way of harvesting the salt ("the Permanent Solution" and/or "the Salt Harvesting Project" as described below).

Rising of the water level of Pond 5 above a certain point may cause structural damage to the foundations of hotel buildings situated close to the water’s edge, to the settlement of Neve Zohar and to other infrastructure located along the western shoreline of the Pond.

Until the end of 2020, the preservation of the water level in Pond 5 at its maximum height was conducted through a joint project of the Dead Sea Preservation Government Company Ltd. and DSW (which financed 39.5% of the project's cost) for construction of coastline defenses, as part of which the dike along the western beachfront of Pond 5 across from the hotels was raised together with a system for lowering subterranean water. The construction work with respect to the hotels' coastline was completed, and currently the Dead Sea Preservation Government Company Ltd. is conducting elevation work in the intermediate area between two hotel complexes.

The "Permanent Solution" was established in the agreement with the Government of Israel in 2012, aiming to provide a defense at least until the end of the current concession period in 2030. The purpose of the agreement was, among others, to provide a permanent solution for raising the water level in Pond 5 and stabilizing at a fixed level by harvesting salt from the pond and transferring it to the Northern Basin of the Dead Sea. According to the agreement, the planning and execution of the Permanent Solution will be performed through the Salt Harvesting Project by DSW. In addition, the agreement stipulates that from January 1, 2017, the water level in the pond will not rise above 15.1 meters. Nevertheless, in the event of a material deviation from the project's timetables, without the Company having violated its obligations, the Company will be permitted to request raising of the water level above 15.1 meters.

The Company and the State of Israel bear 80% and 20%, respectively, of the cost of the Salt Harvesting Project. However, the State's share will not exceed NIS 1.4 billion.

In 2015 and 2016, the National Infrastructures Committee and the Israeli Government, respectively, approved National Infrastructures Plan 35A (hereinafter – the Plan), which includes the statutory basis for establishing the Salt Harvesting Project in Pond 5, and construction of the P-9 pumping station in the Northern Basin of the Dead Sea. As of the reporting date, the water level in pond 5 remains stable due to the implementation of the salt harvesting project. In addition, in 2022 the P-9 pumping station commenced operation.

ICL Group Limited Consolidated Financial Statements 83

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(3)	Spain

ICL Iberia, a subsidiary in Spain (hereinafter – ICL Iberia) operates a potash production center in Suria which require, among other things, an environmental mining license and an urban license. Up to 2020, ICL Iberia operated two potash production centers in Suria and Sallent and as part of an efficiency plan, the Company consolidated its activities into one site by means of expanding the Suria production site and discontinuing mining activities at the Sallent site.

ICL Iberia holds an urban license for the Suria site, followed by an environmental mining license that complies with new environmental protection regulations in Spain (Autoritzacio Substantive). In 2021, an updated environmental mining license and an environmental impact assessment, as well as new urban permits were granted, which allowed for higher volume processing and expanded capacity of the salt mountain at Suria.

In 2022, the Urban Master Plan was modified to allow increased piling capacity of an additional ten million tonnes of salt, enabling the piling of salt in upcoming years until the evacuation solution by a new collector is applied. For further information, see Note 18(A)(3) above. The restoration plan for the Suria site, which includes a plan for handling the salt piles and dismantling facilities, is scheduled to continue until 2094.

(4)
In March 2021, an application for a class action was filed with the Tel Aviv-Jaffa District Court against the Company, Israel Corporation Ltd. and the controlling shareholder of Israel Corporation (hereinafter – the Respondents). The application includes a series of allegations concerning, among others, alleged misleading and violation of the Company’s reporting and disclosure obligations to the public under the Israeli Securities Law, 5728-1968, relating to the implications of the royalties' claim filed in 2011 by the State of Israel against the Company’s subsidiary, Dead Sea Works Ltd., pursuant to the Dead Sea Concession Law, 5721-1961, which was conducted and concluded within an arbitration proceeding. The applicant is a shareholder of the Company asking to act on behalf of a represented class including all those who acquired Company shares or Israel Corp. shares and held them between August 17, 2011, and May 27, 2014. According to the application, this group incurred alleged damages by the Respondents, and accordingly, the Court is requested to rule in favor of the group members who are shareholders of the Company, damages in the amount of about NIS 133 million (about $40 million) and in favor of group members, who are shareholders of Israel Corp. an additional amount of NIS 57 million (about $17 million), as of May 27, 2014.

The Company rejects the claims made in the application and, accordingly, in September 2021 filed its response within the framework of the legal proceeding. Considering the preliminary stage of the proceeding it is difficult to estimate its outcome. No provision has been recorded in the Company's financial statements.

(5)
In connection with the Harmonization Project (to create one global ERP system) which was discontinued in 2016 by a decision of the Company's Board of Directors, in December 2018, the Company filed a lawsuit in the Tel Aviv District Court against IBM Israel, the leading project provider (hereinafter – IBM), in the amount of $300 million (about a billion NIS) for compensation of damages incurred to the Company due to IBM’s failure to meet its undertakings within the Project, which led to the failure of the Project.

ICL Group Limited Consolidated Financial Statements 84

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(5)	(cont'd)

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

The represented class was defined in the application as all those who acquired the Company's shares at any time during the period commencing June 11, 2015, and who did not sell them until September 29, 2016 (hereinafter – the Applicants).

The aggregate amount of the claim, for all members of the represented class, is estimated to be between $121 million (about NIS 426 million) for maximal damage, and $8 million (about NIS 26 million), for minimal damage. In 2019, the Company filed its position to the Court denying the allegations made in the application.

In January 2020, the Company filed an application, which was accepted in court, to postpone the proceedings until a verdict is received in its lawsuit against IBM (see item 5 above). The delay was accepted subject to the Company's on-going updates regarding the IBM proceeding. In February 2022, a hearing was held, following which, the court issued interim orders regarding discovery proceedings. In September 2022, the parties announced their agreement to resort to mediation and in December 2022 they agreed on the appointment of a mediator. Considering the preliminary stage of the proceeding, it is difficult to estimate its outcome. No provision has been recorded in the Company's financial statements.

ICL Group Limited Consolidated Financial Statements 85

Notes to the Consolidated Financial Statements as of December 31, 2022

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

According to the statement of claim, the plaintiff requests, among other things, that the Court rules in his favor and in favor of the Represented Group, awarding them compensation for the damages allegedly caused to them, in the total amount of NIS 56 million (about $17 million), based on a calculation pursuant to the "difference test", measuring the difference between the price of a product and its cost, as described in the statement of claim, or in the amount of about NIS 73 million (about $23 million), based on the "comparison test", comparing the price of a product to its price in other markets, as described in the statement of claim. It should be noted that the Company's total sales of solid phosphate fertilizers in Israel during 2017 were negligible. Following the Central District Court’s decision in March 2020 to grant the Company a motion for delay in proceedings, in September 2022 the proceedings were renewed, at the request of the applicants. In December 2022, the court appointed an expert on its behalf to examine the excessive price argument. The Company denies the allegations, and believes it is more likely than not that its position will be accepted.

(8)

In addition to the contingent liabilities, as stated above, as of the reporting date the contingent liabilities regarding the matters of environmental protection and legal claims which are pending against the Group are in immaterial amounts. It is noted that part of the above claims is covered by insurance. According to the Company’s estimation, the provisions recognized in its financial statements are sufficient.

ICL Group Limited Consolidated Financial Statements 86

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 19 – Equity

A.	Composition:

As of December 31, 2022		As of December 31, 2021
Authorized	Issued and paid	Authorized	Issued and paid

Number of ordinary shares of Israeli Shekel 1 par value (in millions)	1,485	1,314	1,485	1,312

Number of Special State shares of Israeli Shekel 1 par value	1	1	1	1

(*) For information regarding the amount of treasury shares, see Note 19.G.

The reconciliation of the number of shares outstanding at the beginning and end of the year is as follows:

Number of Outstanding Shares (in millions)

As of January 1, 2021	1,305
Issuance of shares	7
As of December 31, 2021	1,312
Issuance of shares	2
As of December 31, 2022	1,314

B.	Rights conferred by the shares

(1)
The ordinary shares grant their holders voting rights in General Meetings of the Company, the right to participate in shareholders’ meetings, the right to receive dividends and the right to a share in excess assets upon liquidation of ICL.

(2)
The Special State of Israel Share, is held by the State of Israel for the purpose of monitoring matters of vital interest to the State of Israel, grants special rights to make decisions, among other things, on the following matters:

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

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 19 – Equity (Cont'd)

B.	Rights conferred by the shares (cont'd)

-
Any percentage of holding of the Company’s shares, which grants its holder the right, ability or actual possibility to appoint, directly or indirectly, such number of the Company’s directors equal to half or more of the Company’s directors appointed.

During the second half of 2018, an inter-ministry team was established, headed by the Ministry of Finance, whose purpose is, among other things, to regulate the authority and supervision in respect of the Special State of Israel Share, as well as reduce the regulatory burden. In 2019, the work of this team was suspended until further notice due to the dissolution of the Knesset and lack of permanent Government. The Company is unable to estimate when or whether such team will recommence and what are the implications of this process over the Company, if any.

ICL Group Limited Consolidated Financial Statements 88

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 19 – Equity (cont'd)

C.	Share-based payments

1.	Non-marketable options
Grant date	Employees entitled	Number of instruments (thousands)	Issuance’s details	Instrument terms	Vesting conditions	Expiration date
August 6, 2014	Officers and senior employees	3,993
An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan, as amended in June 2016 (hereinafter – the amended 2014 Equity Compensation Plan).

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
					3 equal tranches: (1) one third on December 1, 2016 (2) one third on December 1, 2017 (3) one third on December 1, 2018	Two years from the vesting date.
June 30, 2016	Officers and senior employees	3,035		Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	June 30, 2023
September 5, 2016	Former chairman of BOD	186
February 14, 2017	Former CEO	114				February 14, 2024
June 20, 2017	Officers and senior employees	6,868				June 20, 2024
August 2, 2017	Former chairman of BOD	165
March 6, 2018	Officers and senior employees	5,554				March 6, 2025

ICL Group Limited Consolidated Financial Statements 89

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 19 – Equity (cont'd)

C.	Share-based payments (cont'd)

1.	Non-marketable options (cont'd)

Grant date	Employees entitled	Number of instruments (thousands)	Issuance’s details	Instrument terms	Vesting conditions	Expiration date
May 14, 2018	CEO	385	An issuance of non-marketable and non-transferrable options, for no consideration, under the amended 2014 Equity Compensation Plan.	Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	May 14, 2025
August 20, 2018	Former chairman of BOD	403				August 20, 2025
April 15, 2019	Officers and senior manager	13,242			2 equal tranches: (1) half at the end of 24 months after the grant date. (2) half at the end of 36 months after the grant date.	5 years after the grant date
June 27, 2019	CEO	3,512
May 29, 2019 *	Chairman of BOD	2,169
June 30, 2021	Senior employees	647
February 8, 2022	Senior employees	9,294			3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date
March 30, 2022	CEO	1,941
March 30, 2022	Chairman of BOD	1,055

* The options were issued upon Mr. Doppelt’s entry into office on July 1, 2019.

ICL Group Limited Consolidated Financial Statements 90

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 19 – Equity (cont'd)

C.	Share-based payments (cont'd)

1.	Non-marketable options (cont'd)

Additional Information

The options issued to the employees in Israel are covered by the provisions of Section 102 of the Israeli Income Tax Ordinance. The issuance is performed through a trustee under the Capital Gains Track. The exercise price is linked to the known CPI as of the date of payment, which is the exercise date. When the Company distributes a dividend, the exercise price is reduced on the “ex dividend” date, by the amount of the dividend per share (gross), based on the amount in NIS thereof at the effective date.

The fair value of the options granted in 2014, as part of the amended 2014 Equity Compensation Plan, was estimated using the binomial model for pricing options. The fair value of all other options was estimated using the Black & Scholes model for pricing options. The parameters used in applying the models are as follows:

	2014 Plan
	Granted 2014	Granted 2016	Granted 2017	Granted 2018	Granted 2019	Granted 2021	Granted 2022

Share price (in $)	8.2	3.9	4.5	4.4	5.4	6.8	10.0
CPI-linked exercise price (in $)	8.4	4.3	4.3	4.3	5.3	7.1	10.1
Expected volatility:
First tranche	29.40%	30.51%	31.88%	28.86%	27.85%	31.70%	31.80%
Second tranche	31.20%	30.51%	31.88%	28.86%	27.85%	31.70%	30.88%
Third tranche	40.80%	30.51%	31.88%	28.86%	-	-	30.52%
Expected life of options (in years):
First tranche	4.3	7.0	7.0	7.0	4.4	4.4	3.2
Second tranche	5.3	7.0	7.0	7.0	4.4	4.4	3.8
Third tranche	6.3	7.0	7.0	7.0	-	-	4.0
Risk-free interest rate:
First tranche	(0.17)%	0.01%	0.37%	0.03%	(0.67)%	0.43%	(1.46)%
Second tranche	0.05%	0.01%	0.37%	0.03%	(0.67)%	0.43%	(1.29)%
Third tranche	0.24	0.01%	0.37%	0.03%	-	-	(1.21)%
Fair value (in $ millions)	8.4	4.0	11.3	8.8	7.5	0.6	24.9
Weighted average grant date fair value per option (in $)	1.9	1.1	1.6	1.4	1.2	1.3	2.0

ICL Group Limited Consolidated Financial Statements 91

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 19 – Equity (cont'd)

C.	Share-based payments (cont'd)

1.	Non-marketable options (cont'd)

The expected volatility was determined based on the historical volatility in the Company’s share prices in the Tel-Aviv Stock Exchange.

The expected life of the options was determined according to Management’s estimate of the period in which the employees will hold the options, taking into consideration their position with the Company.

The risk‑free interest rate was determined based on the yield to maturity of shekel‑denominated Israeli Government debentures, with a remaining life equal or similar to the anticipated life of the option.

The cost of the benefit embedded in the options and shares from the amended 2014 Equity Compensation Plan is recognized in the statement of income over the vesting period of each portion. Accordingly, in 2022, 2021, and 2020, the Company recorded expenses of $12 million, $6 million and $8 million, respectively.

The movement in the options are as follows:

Number of options (in millions)

Balance as of January 1, 2021	27
Movement in 2021:
Expired during the year	1
Exercised during the year	(16)
Total options outstanding as of December 31, 2021	12
Movement in 2022:
Granted during the year	12
Forfeited during the year	(2)
Exercised during the year	(7)
Total options outstanding as of December 31, 2022	15

Subsequent to the date of the report

In February 2023, the Company’s HR & Compensation Committee and the Board of Directors, approved a new biennial equity grant for the years 2023-2024 in the form of about $461 thousand non-marketable and non-transferable options for no consideration, under the amended 2014 Equity Compensation Plan, to two senior managers. The vesting period of the options will be in three equal tranches, upon the lapse of 12 months, 24 months and 36 months from the grant date (February 14, 2023). The fair value at the grant date is about $903 thousand.

ICL Group Limited Consolidated Financial Statements 92

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 19 – Equity (cont'd)

C.	Share-based payments (cont'd)

1.	Non-marketable options (cont'd)

The exercise prices for options outstanding at the beginning and end of each period are as follows (in US dollar):

December 31, 2022	December 31, 2021	December 31, 2020
Granted in 2016	3.41	4.61	4.56
Granted in 2017	3.14	4.19	4.17
Granted in 2018	3.06	4.11	4.12
Granted in 2019	4.57	5.77	5.66
Granted in 2021	6.00	7.39	-
Granted in 2022	8.91	-	-

The number of outstanding vested options at the end of each period and the weighted average of the exercise price for these options are as follows (*):

December 31, 2022	December 31, 2021	December 31, 2020

Number of options exercisable (in Millions)	5	4	11
Weighted average exercise price in Israeli Shekel	15.67	14.29	13.89
Weighted average exercise price in US Dollar	4.45	4.59	4.32

(*) The share price as of December 31, 2022, is NIS 25.45 and $7.23.

The range of exercise prices for the options outstanding vested at the end of each period is as follows:

December 31, 2022	December 31, 2021	December 31, 2020

Range of exercise price in Israeli Shekel	10.77-30.06	12.77-18.06	13.15-18.32
Range of exercise price in US Dollar	3.06-8.54	4.11-5.81	4.09-5.70

The average remaining contractual life for the outstanding vested options at the end of each period is as follows:

December 31, 2022	December 31, 2021	December 31, 2020

Average remaining contractual life	3.42	2.83	3.58

ICL Group Limited Consolidated Financial Statements 93

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 19 – Equity (cont'd)

C.	Share-based payments (cont'd)

2.	Restricted shares

Grant date	Employees entitled	Number of instruments (thousands)	Vesting conditions (*)	Instrument terms	Additional Information	Fair value at the grant date (Million)
June 20, 2017	Officers and senior employees	2,211	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	An issuance for no consideration, under the amended 2014 Equity Compensation Plan.	The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the grant date (the approval date of the BOD and/or the approval date of the General Meeting).	10
August 2, 2017	Former chairman of BOD	53				0.3
January 10, 2018	ICL’s Directors (excluding ICL’s CEO & Chairman of the BOD)	137				0.6
March 6, 2018	Officers and senior employees	1,726				8
May 14, 2018	CEO	121				0.6
August 20, 2018	Former chairman of BOD	47				0.2
April 23, 2020	ICL’s Directors (excluding directors who are officers or directors of Israel Corporation Ltd.)	177	3 equal tranches: (1) one third on January 1, 2021 (2) one third on January 1, 2022 (3) one third on January 1,2023		The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the Grant Date (the approval date of the annual General Meeting of shareholders).	0.6

(*)

Vesting of the Restricted Shares granted to directors would fully accelerate, if the holder ceases to serve as a director of the Company, unless he/she ceased to hold office due to those certain circumstances regarding early termination of office or imposition of enforcement measures, as set forth in Sections 231-232a and 233(2) of the Israeli Companies Law.

ICL Group Limited Consolidated Financial Statements 94

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 19 – Equity (cont'd)

D.	Dividends distributed to the Company’s Shareholders

The date of Board of Directors’ decision to distribute the dividend	Actual date of distribution dividend	Gross amount of the dividend distributed (in millions of $)	Amount of the dividend per share (in $)

February 11, 2020	March 18, 2020	23	0.02
May 10, 2020	June 17, 2020	30	0.02
July 27, 2020	September 16, 2020	36	0.03
November 10, 2020	December 16, 2020	29	0.02
Total 2020		118	0.09
February 10, 2021	March 16, 2021	34	0.03
May 5, 2021	June 16, 2021	67	0.05
July 27, 2021	September 1, 2021	68	0.05
November 3, 2021	December 15, 2021	107	0.08
Total 2021		276	0.21
February 8, 2022	March 8, 2022	169	0.13
May 10, 2022	June 15, 2022	307	0.24%
July 26, 2022	September 14, 2022	376	0.29
November 8, 2022	December 14, 2022	314	0.24
Total 2022		1,166	0.9
February 14, 2023*	March 15, 2023	178	0.14

(*) The record date is March 1, 2023, and the payment date is March 15, 2023.

ICL Group Limited Consolidated Financial Statements 95

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 19 – Equity (cont'd)

E.	Cumulative translation adjustment

The translation reserve includes all translation differences arising from translation of foreign operations’ financial statements.

F.	Capital reserves

The capital reserves include expenses for share‑based compensation to employees against a corresponding increase in equity (See item C above) and change in investment at fair value through other comprehensive income.

G.	Treasury shares

During 2008 and 2009, 22.4 million shares were acquired by the Group under a purchase plan, for a total consideration of approximately $258 million. Total shares held by the Group are about 24.5 million.

Note 20 - Details of Income Statement Items

For the year ended December 31
2022	2021	2020
$ millions	$ millions	$ millions

Sales	10,015	6,955	5,043
Cost of sales
Materials consumed	3,152	2,342	1,647
Cost of labor	937	906	794
Energy and fuel	433	343	316
Depreciation and amortization	409	413	416
Other	52	340	380
	4,983	4,344	3,553

ICL Group Limited Consolidated Financial Statements 96

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 20 - Details of Income Statement Items (cont'd)

For the year ended December 31
2022	2021	2020
$ millions	$ millions	$ millions

Selling, transport and marketing expenses
Land and Marine transportation	792	742	515
Cost of labor	188	171	134
Other	201	154	117
	1,181	1,067	766
General and administrative expenses
Cost of labor	168	166	136
Professional Services	44	44	32
Other	79	66	64
	291	276	232
Research and development expenses
Cost of labor	55	52	40
Other	13	12	14
	68	64	54

For the year ended December 31
2022	2021	2020
$ millions	$ millions	$ millions

Other income
Profit from divestment	22	14	-
Insurance Compensation	15	-	-
Capital gain	9	16	-
Reversal of early retirement provision of employees	2	-	-
Past service cost	-	12	11
Reversal of provision for legal claims	-	11	-
Reversal of Impairment of fixed assets	-	9	-
Other	6	1	9
Other income recorded in the income statements	54	63	20
Other expenses
Provision for legal claims	17	17	-
Provision for historical waste removal and site closure costs	6	14	83
Transaction costs	-	8	-
Impairment and disposal of assets	-	9	90
Provision for early retirement and dismissal of employees	-	-	78
Other	7	9	5
Other expenses recorded in the income statements	30	57	256

ICL Group Limited Consolidated Financial Statements 97

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 20 - Details of Income Statement Items (cont'd)

For the year ended December 31
2022	2021	2020
$ millions	$ millions	$ millions

Financing income and expenses
Financing income:
Net gain from changes in exchange rates	139	-	-
Financing income in relation to employee benefits	44	-	-
Interest income from banks and others	31	17	7
Net gain from change in fair value of derivative designated as economic hedge	-	59	-
Net gain from change in fair value of derivative designated as cash flow hedge	-	18	54
	214	94	61
Financing expenses:
Net loss from change in fair value of derivative designated as economic hedge	98	-	23
Net loss from change in fair value of derivative designated as cash flow hedge	77	-	-
Interest expenses to banks and others	148	126	120
Financing expenses in relation to employees’ benefits	7	23	38
Banks and finance institutions commissions (mainly commission on early repayment of loans)	7	6	4
Net loss from changes in exchange rates	-	79	58
Financing expenses	337	234	243
Net of borrowing costs capitalized	10	18	24
	327	216	219

Net financing expenses recorded in the income statements	113	122	158

ICL Group Limited Consolidated Financial Statements 98

Notes to the Consolidated Financial Statements as of December 31, 2022

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

ICL Group Limited Consolidated Financial Statements 99

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 21 - Financial Instruments and Risk Management (cont'd)

B. Groups and measurement bases of financial assets and financial liabilities

	As of December 31, 2022
	Financial assets		Financial liabilities
	Measured at fair value through the statement of income	Measured at amortized cost	Measured at fair value through the statement of income	Measured at amortized cost
	$ millions
Current assets
Cash and cash equivalents	-	417	-	-
Short-term investments and deposits	-	91	-	-
Trade receivables	-	1,583	-	-
Other receivables	-	55	-	-
Foreign currency derivative designated as economic hedge	3	-	-	-
Foreign currency and interest derivative instruments designated as cash flow hedge	7	-	-	-
Non-current assets
Foreign currency and interest derivative instruments designated as cash flow hedge	19	-	-	-
Other non-current assets	-	35	-	-
Total financial assets	29	2,181	-	-
Current liabilities
Short term debt	-	-	-	(512)
Trade payables	-	-	-	(1,006)
Other current liabilities	-	-	-	(198)
Foreign currency derivative designated as economic hedge	-	-	(28)	-
Foreign currency and interest derivative instruments designated as cash flow hedge	-	-	(16)	-
Non-current liabilities
Long term debt and debentures	-	-	-	(2,312)
Foreign currency and interest derivative instruments designated as cash flow hedge	-	-	(1)	-
Other non- current liabilities	-	-	-	(45)
Total financial liabilities	-	-	(45)	(4,073)
Total financial instruments, net	29	2,181	(45)	(4,073)

ICL Group Limited Consolidated Financial Statements 100

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 21 - Financial Instruments and Risk Management (cont'd)

B. Groups and measurement bases of financial assets and financial liabilities (cont'd)

	As of December 31, 2021
	Financial assets		Financial liabilities
	Measured at fair value through the statement of income	Measured at amortized cost	Measured at fair value through the statement of income	Measured at amortized cost
	$ millions
Current assets
Cash and cash equivalents	-	473	-	-
Short-term investments and deposits	-	91	-	-
Trade receivables	-	1,418	-	-
Other receivables	-	45	-	-
Foreign currency derivative designated as economic hedge	23	-	-	-
Marine transport derivative designated as economic hedge	2	-	-	-
Foreign currency and interest derivative instruments designated as cash flow hedge	23	-	-	-
Non-current assets
Foreign currency and interest derivative instruments designated as cash flow hedge	97	-	-	-
Other non-current assets	-	14	-	-
Total financial assets	145	2,041	-	-
Current liabilities
Short term debt	-	-	-	(577)
Trade payables	-	-	-	(1,064)
Other current liabilities	-	-	-	(153)
Foreign currency derivative designated as economic hedge	-	-	(3)	-
Non-current liabilities
Long term debt and debentures	-	-	-	(2,436)
Interest derivative instruments designated as economic hedge	-	-	(7)	-
Other non- current liabilities	-	-	-	(49)
Total financial liabilities	-	-	(10)	(4,279)
Total financial instruments, net	145	2,041	(10)	(4,279)

ICL Group Limited Consolidated Financial Statements 101

Notes to the Consolidated Financial Statements as of December 31, 2022

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

The Company has a regular policy of ensuring the credit risk of its customers by means of purchasing credit insurance with insurance companies, other than sales to government agencies and sales in small amounts. Most of all other sales are executed only after receiving approval of coverage in the necessary amount from an insurance company or other collaterals of a similar level. Part of the Brazilian companies are using uninsured model based on self-disclosure underwriting, with local collateral structure and credit committee policy.

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

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 21 - Financial Instruments and Risk Management (cont'd)

C. Credit risk (cont'd)

(2) Maximum Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

As of December 31
Carrying amount ($ millions)
2022	2021

Cash and cash equivalents	417	473
Short term investments and deposits	91	91
Trade receivables	1,583	1,418
Other receivables	55	45
Derivatives	29	145
Other non-current assets	35	14
	2,210	2,186

The maximum exposure to credit risk for trade receivables, at the reporting date by geographic region was:

As of December 31
Carrying amount ($ millions)
2022	2021

Asia	317	440
Europe	457	362
South America	434	306
North America	242	193
Israel	104	95
Other	31	22
	1,585	1,418

(3) Aging of debts and impairment losses

The aging of trade receivables at the reporting date was:

As of December 31
2022		2021
Gross	Impairment	Gross	Impairment
$ millions	$ millions	$ millions	$ millions

Not past due	1,485	(3)	1,313	(1)
Past due up to 3 months	97	-	82	-
Past due 3 to 12 months	10	(4)	23	(2)
Past due over 12 months	1	(1)	9	(6)
	1,593	(8)	1,427	(9)

ICL Group Limited Consolidated Financial Statements 103

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 21 - Financial Instruments and Risk Management (cont'd)

C. Credit risk (cont'd)

(3) Aging of debts and impairment losses (cont'd)

The movement in the allowance for doubtful accounts during the year was as follows:

2022	2021
$ millions	$ millions

Balance as of January 1	9	10
Additional allowance	1	(3)
Reversals	(2)	(2)
Changes due to translation differences	-	4
Balance as of December 31	8	9

D. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to timely meet its liabilities, under both normal and stressed conditions, without incurring unwanted losses.

The Company manages the liquidity risk by holding cash balances, short-term deposits and secured bank credit facilities.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

As of December 31, 2022
Carrying amount	12 months or less	1-2 years	3-5 years	More than 5 years
$ millions

Non-derivative financial liabilities
Short term debt (not including current maturities)	313	322	-	-	-
Trade payables	1,006	1,006	-	-	-
Other current liabilities	198	198	-	-	-
Long-term debt, debentures and others	2,555	288	1,080	547	1,468
	4,072	1,814	1,080	547	1,468
Financial liabilities – derivative instruments
Foreign currency and interest derivative designated as economic hedge	28	28	-	-	-

ICL Group Limited Consolidated Financial Statements 104

Notes to the Consolidated Financial Statements as of December 31, 2022

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

From time to time, the Company uses financial instruments including derivatives in order to hedge this exposure. The Company uses interest rate swap and cross currency swaps contracts mainly in order to reduce the exposure to cash flow risk in respect of changes in interest rates.

As part of the global reform in interest rate benchmarks, the Libor GBP settings ceased from  January 1, 2022, and replaced by SONIA (GBP) Benchmark. Most US dollar LIBOR settings will continue to be calculated using panel bank submissions until mid-2023.

As of December 31, 2022, USD LIBOR continues to be used as a reference rate and in valuation of instruments with maturities that exceed the expected end date for LIBOR. the Company has USD 30 million Libor Based Debt that exceed the expected end date for LIBOR.

As of December 31, 2022, we have not finalized an agreement with the banks regarding the Libor transition effects on loans and derivatives.

ICL Group Limited Consolidated Financial Statements 105

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 21 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

1. Interest risk (cont'd)

(a) Interest Rate Profile

Set forth below are details regarding the type of interest on the Company’s non-derivative interest‑bearing financial instruments:

As of December 31
2022	2021
$ millions	$ millions

Fixed rate instruments
Financial assets	339	338
Financial liabilities	(2,140)	(2,466)
	(1,801)	(2,128)
Variable rate instruments
Financial assets	38	36
Financial liabilities	(696)	(562)
	(658)	(526)

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

(c) Sensitivity analysis for variable rate instruments

The below analysis assumes that all other variables (except for the interest rate), in particular foreign currency rates, remain constant.

As of December 31, 2022
Impact on profit (loss)
Decrease of 1% in interest	Decrease of 0.5% in interest	Increase of 0.5% in interest	Increase of 1% in interest
$ millions

SWAP instruments
Changes in Israeli Shekel interest	23	11	(10)	(19)

ICL Group Limited Consolidated Financial Statements 106

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 21- Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

1. Interest risk (cont'd)

(d) Terms of derivative financial instruments used to hedge interest risk

As of December 31, 2022
Carrying amount (fair value)	Stated amount	Maturity date	Interest rate range
$ millions	$ millions	Years	%

Israeli Shekel
SWAP contracts from fixed ILS interest to fixed USD interest	23	462	2024-2034	2.4-4.74%

As of December 31, 2021
Carrying amount (fair value)	Stated amount	Maturity date	Interest rate range
$ millions	$ millions	Years	%

US Dollar
SWAP contracts from variable interest to fixed interest	(7)	150	2024	2.47%-2.60%
Israeli Shekel
SWAP contracts from fixed ILS interest to fixed USD interest	119	579	2034	2.40%-4.74%

ICL Group Limited Consolidated Financial Statements 107

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 21 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk

The Company is exposed to currency risk with respect to sales, purchases, assets and liabilities that are denominated in a currency other than the functional currency of the Company. The main exposure is the New Israeli Shekel, Euro, British Sterling, Chinese Yuan Brazilian Real and Turkish Lira.

The Company enters foreign currency derivatives – forward exchange transactions and currency options – all in order to protect the Company from the risk that the eventual cash flows, resulting from existing assets and liabilities, and sales and purchases of goods within the framework of firm or anticipated commitments (based on a budget of up to one year), denominated in foreign currency, will be affected by changes in the exchange rates.

(a) Sensitivity analysis

A 10% increase at the rate of the US dollar against the following currencies would have increased (decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

As of December 31
Impact on profit (loss)
2022	2021
$ millions	$ millions

Non-derivative financial instruments
US Dollar/Euro	(131)	(80)
US Dollar/Israeli Shekel	152	177
US Dollar/British Pound	(1)	(1)
US Dollar/Japanese Yen	(2)	-
US Dollar/Chinese Yuan	2	1

A 10% decrease of the US dollar against the above currencies as of December 31, 2022,  would have the same effect but in the opposite direction.

ICL Group Limited Consolidated Financial Statements 108

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 21 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk (cont'd)

(a) Sensitivity analysis (cont'd)

Presented hereunder is a sensitivity analysis of the Company’s foreign currency derivative instruments as of December 31, 2022. Any change in the exchange rates of the principal currencies shown below would have increased (decreased) profit and loss and equity by the amounts shown below. This analysis assumes that all other variables remain constant.

As of December 31, 2022
Increase 10%	Increase 5%	Decrease 5%	Decrease 10%
$ millions

US Dollar/Brazilian Real
Forward transactions	10	5	(6)	(12)

US Dollar/Israeli Shekel
Forward transactions	(66)	(35)	38	81
Forward transactions hedge accounting	(31)	(16)	18	38
Options	(22)	(12)	11	24
SWAP	(42)	(22)	25	53

US Dollar/British Pound
Forward transactions	(1)	-	-	1
Options	(1)	-	-	1

Euro/ US Dollar
Forward transactions	13	6	(8)	(15)
Options	4	2	(2)	(5)

Other
Forward transactions	2	1	(1)	(2)

ICL Group Limited Consolidated Financial Statements 109

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 21 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk (cont'd)

(b) Terms of derivative financial instruments used to reduce foreign currency risk

As of December 31, 2022
Carrying amount	Stated amount	Average
$ millions		exchange rate

Forward contracts
US Dollar/Israeli Shekel	(12)	746	3.4
Euro/US Dollar	(4)	146	1.1
US Dollar/Brazilian Real	2	111	5.2
Euro/British Pound	-	(17)	1.2
US Dollar/British Pound	-	11	1.2
Other	(1)	35	-
Forward contracts hedge accounting
US Dollar/Israeli Shekel	(14)	360	3.4
Currency and interest SWAPs
US Dollar/Israeli Shekel	23	462	3.4
Put options
US Dollar/Israeli Shekel	(11)	240	3.4
Euro/US Dollar	1	47	1.1
US Dollar/Japanese Yen	-	3	130.4
US Dollar/British Pound	-	12	1.2
Call options
US Dollar/Israeli Shekel	1	240	3.4
Euro/US Dollar	(1)	47	1.1
US Dollar/Japanese Yen	-	3	130.4
US Dollar/British Pound	-	12	1.2

ICL Group Limited Consolidated Financial Statements 110

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 21 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk (cont'd)

(b) Terms of derivative financial instruments used to reduce foreign currency risk (cont'd)

As of December 31, 2021
Carrying amount	Stated amount	Average
$ millions		exchange rate

Forward contracts
US Dollar/Israeli Shekel	3	515	3.2
Euro/US Dollar	4	240	1.2
US Dollar/Brazilian Real	(1)	37	5.4
US Dollar/British Pound	-	16	1.4
US Dollar/Chinese Yuan Renminbi	1	46	6.5
Other	-	23	-
Currency and interest SWAPs
US Dollar/Israeli Shekel	119	579	3.7
Put options
US Dollar/Israeli Shekel	14	660	3.2
Euro/US Dollar	2	57	1.2
US Dollar/Japanese Yen	-	4	109.7
US Dollar/British Pound	-	12	1.4
Call options
US Dollar/Israeli Shekel	(2)	660	3.2
Euro/US Dollar	-	57	1.2
US Dollar/Japanese Yen	-	4	109.7
US Dollar/British Pound	-	12	1.4

ICL Group Limited Consolidated Financial Statements 111

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 21 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk (cont'd)

(c) Linkage terms of monetary balances – in millions of dollars

As of December 31, 2022
US Dollar	Euro	British Pound	Israeli Shekel	Brazilian Real	Chinese Yuan Renminbi	Other	Total

Non-derivative instruments:
Cash and cash equivalents	41	17	7	1	30	306	15	417
Short term investments and deposits	84	2	-	-	-	2	3	91
Trade receivables	659	329	73	89	308	78	47	1,583
Other receivables	15	18	1	12	1	-	8	55
Other non-current assets	25	2	-	-	7	-	1	35
Total financial assets	824	368	81	102	346	386	74	2,181
Short-term debt	161	137	18	178	7	10	1	512
Trade payables	202	229	27	372	103	69	4	1,006
Other current liabilities	49	91	1	27	15	15	-	198
Long term debt, debentures and others	1,141	659	14	453	8	34	3	2,312
Other non-current liabilities	-	44	-	-	1	-	-	45
Total financial liabilities	1,553	1,160	60	1,030	134	128	8	4,073
Total non-derivative financial instruments, net	(729)	(792)	21	(928)	212	258	66	(1,892)
Derivative instruments:
Forward transactions	-	146	11	746	111	-	17	1,031
Forward transactions hedge accounting	-	-	-	360	-	-	-	-
Cylinder	-	47	12	240	-	-	3	302
SWAPS – US dollar into Israeli Shekel	-	-	-	462	-	-	-	462
Total derivative instruments	-	193	23	1,808	111	-	20	2,155
Net exposure	(729)	(599)	44	880	323	258	86	263

ICL Group Limited Consolidated Financial Statements 112

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 21 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk (cont'd)

(c) Linkage terms of monetary balances – in millions of dollars (cont'd)

As of December 31, 2021
US Dollar	Euro	British Pound	Israeli Shekel	Brazilian Real	Chinese Yuan Renminbi	Others	Total

Non-derivative instruments:
Cash and cash equivalents	89	23	5	3	76	263	14	473
Short term investments and deposits	86	-	-	-	-	3	2	91
Trade receivables	684	260	41	82	222	91	38	1,418
Other receivables	2	22	1	19	1	-	-	45
Other non-current assets	4	4	-	-	5	-	1	14
Total financial assets	865	309	47	104	304	357	55	2,041
Short-term debt	196	92	12	184	41	52	-	577
Trade payables	210	216	28	410	103	91	6	1,064
Other current liabilities	33	73	4	18	10	15	-	153
Long term debt, debentures and others	1,161	499	21	635	51	67	2	2,436
Other non-current liabilities	1	46	-	-	2	-	-	49
Total financial liabilities	1,601	926	65	1,247	207	225	8	4,279
Total non-derivative financial instruments, net	(736)	(617)	(18)	(1,143)	97	132	47	(2,238)
Derivative instruments:
Forward transactions	-	240	16	515	37	46	23	877
Cylinder	-	57	12	660	-	-	4	733
SWAPS – US dollar into Israeli Shekel	-	-	-	579	-	-	-	579
Total derivative instruments	-	297	28	1,754	37	46	27	2,189
Net exposure	(736)	(320)	10	611	134	178	74	(49)

ICL Group Limited Consolidated Financial Statements 113

Notes to the Consolidated Financial Statements as of December 31, 2022

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

In view of the above, the Company designated several forward contracts and options transactions for cash flow hedge and applied hedge accounting. These transactions, which include a portion of labor costs and other operational costs denominated in Israeli shekel, are intended to secure the effect of the change in the exchange rate of the dollar against the hedged portion, thereby protecting the Company's operating income from currency fluctuation. The Company applies a 1:1 hedging ratio. The main source of potential ineffectiveness in these hedging ratios is negligible schedule differences between the hedged item and the hedging instrument. As of the date of the hedge transaction, the total balance of the hedged instruments amounted to about $360 million.

ICL Group Limited Consolidated Financial Statements 114

Notes to the Consolidated Financial Statements as of December 31, 2022

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

The following table details the book value and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

As of December 31, 2022		As of December 31, 2021
Carrying amount	Fair value	Carrying amount	Fair value
$ millions		$ millions

Loans bearing fixed interest (1)	339	302	407	408
Debentures bearing fixed interest
Marketable (2)	1,335	1,270	1,524	1,730
Non-marketable (3)	195	191	195	208
	1,869	1,763	2,126	2,346

(1)

The fair value of the Shekel, Euro, Brazilian Real and Yuan loans issued bearing fixed interest is based on calculation of the present value of the cash flows in respect of the principal and the interest and is discounted at the market interest rates on the measurement date for similar loans having similar characteristics and is classified as Level 2 in the fair value hierarchy. The average discount interest as of December 31, 2022 for the Israeli Shekel, Euro, Brazilian Real and Yuan loans was 5.2%, 4.9%, 16.3% and 4.3%, respectively (December 31, 2021 for the Israeli Shekel, Euro Brazilian Real and Yuan loans 1.5%, 1.2%, 13% and 4%, respectively).

(2)	The fair value of the marketable debentures is based on the quoted stock exchange price and is classified as Level 1 in the fair value hierarchy.

(3)
The fair value of the non‑marketable debentures is based on calculation of the present value of the cash flows in respect of the principal and the interest and is discounted at the Libor rate customary in the market for similar loans having similar characteristics and is classified as Level 2 in the fair value hierarchy. The average discount interest as of December 31, 2022, was 7% (December 31, 2021 – 2.5%).

ICL Group Limited Consolidated Financial Statements 115

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 21 - Financial Instruments and Risk Management (cont'd)

G. Hierarchy of fair value

The following table presents an analysis of the financial instruments measured by fair value, using the valuation method. (See Note 4).

The following levels were defined:

Level 2: Observed data (directly or indirectly) not included in Level 1 above.

Level 2	As of December 31, 2022	As of December 31, 2021
	$ millions	$ millions

Derivatives designated as economic hedge, net	(25)	15
Derivatives designated as cash flow hedge, net	9	120
	(16)	135

ICL Group Limited Consolidated Financial Statements 116

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 22 - Earnings per Share

Basic earnings per share

Calculation of the basic earnings per share for the year ended December 31, 2022, is based on the earnings allocated to the holders of the ordinary shares divided by the weighted-average number of ordinary shares outstanding, calculated as follows:

For the year ended December 31
2022	2021	2020
$ millions	$ millions	$ millions

Earnings attributed to the shareholders of the Company	2,159	783	11

Weighted-average number of ordinary shares in thousands:
	For the year ended December 31
	2022	2021	2020
	Shares thousands	Shares thousands	Shares thousands

Balance as of January 1	1,285,585	1,280,242	1,279,379
Shares issued during the year	-	223	29
Shares vested	1,719	2,342	618
Weighted average number of ordinary shares used in computation of the basic earnings per share	1,287,304	1,282,807	1,280,026

Diluted earnings per share

Calculation of the diluted earnings per share for the year ended December 31, 2022, is based on the earnings allocated to the holders of the ordinary shares divided by the weighted-average number of ordinary shares outstanding after adjustment for the number of potential diluted ordinary shares, calculated as follows:

Weighted average number of ordinary shares (diluted) in thousands:

For the year ended December 31
2022	2021	2020
Shares thousands	Shares thousands	Shares thousands

Weighted average number of ordinary shares used in the computation of the basic earnings per share	1,287,304	1,282,807	1,280,026
Effect of stock options and restricted shares	2,643	4,244	247
Weighted average number of ordinary shares used in the computation of the diluted earnings per share	1,289,947	1,287,051	1,280,273

* As of December 31, 2022, the outstanding options in the amount of 7 million, representing 2.6 million shares, were included in the diluted weighted average number of ordinary shares calculation. As of December 31, 2021, all 12 million outstanding options were included. As of December 31, 2020, 27 million options, were not included since they did not have a diluting effect.

ICL Group Limited Consolidated Financial Statements 117

Notes to the Consolidated Financial Statements as of December 31, 2022

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

Israel Corp. is a public company listed for trading on the Tel Aviv Stock Exchange (TASE). Based on the information provided by Israel Corp., Millenium Investments Elad Ltd. (“Millenium”) and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp., for purposes of the Israeli Securities Law (each of Millenium and Mr. Idan Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director of Millenium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millenium, as stated below). Millenium holds approximately 44.44% of the share capital in Israel Corp., which holds as of December 31, 2022 approximately 43.98% of the voting rights and approximately 43.16% of the issued share capital, of the Company.

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

Even though Israel Corp. holds less than 50% of the Company’s ordinary shares, it still has decisive influence at the General Meetings of the Company’s shareholders and, effectively, it has the power to appoint directors (other than the external directors) and to exert significant influence with respect to the composition of the Company’s Board of Directors.

ICL Group Limited Consolidated Financial Statements 118

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 23 - Related and Interested Parties (cont'd)

A.	Parent company and subsidiaries (cont'd)

As of December 31, 2022, 73 million ordinary shares have been pledged by Israel Corporation to secure certain liabilities, almost entirely comprised of margin loans with an aggregate outstanding principal amount of $150 million.

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

The Company's key management personnel in 2022, consists of 27 individuals, of whom 11 are not employed by the company (directors). The Company's key management personnel in 2021, consisted of 22 individuals, of whom 11 were not employed by the Company (directors).

Set forth below are details of the benefits for key management personnel in 2022 and 2021.

For the year ended December 31
2022	2021
$ millions	$ millions

Short-term benefits	14	12
Post-employment benefits	1	1
Share-based payments	12	5
Total *	27	18
* To interested parties employed by the Company	7	3
* To interested parties not employed by the Company	1	1

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

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 23 - Related and Interested Parties (cont'd)

C.	Ordinary transactions that are not exceptional (cont'd)

Acquisition of assets

Assets ratio – the value of the assets in the transaction divided by total assets

Sale of assets

Assets ratio – the amount of the assets in the transaction divided by total assets in most recent consolidated balance sheet.

Profit ratio – the profit or loss from the transaction (in absolute value) divided by the annual average of last twelve quarters profit/ loss (in absolute value).

Financial liabilities

Liabilities ratio – loan principle divided by the total liabilities in most recent consolidated balance sheet.

Financing expenses ratio – the expected financing expenses for the specific loan divided by the gross financing expenses in most recent consolidated P&L statement.

Acquisition and sale of products (except fixed assets), services, leases and production inputs

Income ratio – estimated income from the transaction divided by the annual average of total income in last twelve quarterly consolidated P&L statements, or

Production inputs ratio – the aggregate expenses in the transaction divided by the annual average of total expenses in last twelve quarterly consolidated P&L statements.

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

ICL Group Limited Consolidated Financial Statements 120

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 23 - Related and Interested Parties (cont'd)

D. Transactions with related and interested parties

For the year ended December 31
2022	2021	2020
$ millions	$ millions	$ millions

Sales	7	7	3
Cost of sales	13	6	3
Selling, transport and marketing expenses	15	13	7
Financing income, net	-	(2)	(1)
General and administrative expenses	1	1	1
Management fees to the parent company	1	1	1

(1)
Until July 1, 2022, the Company and its parent company, Israel Corp., were parties to a management services agreement, which was approved by the Company’s Audit and Accounting Committee, Board of Directors and shareholders on November 9, 2020, November 11, 2020, and January 5, 2021, respectively. Under the management services agreement, Israel Corp. provided to the Company board member services and ongoing general consulting services, such as professional, financial, strategic, legal and managerial advice, for an annual management fee of $1 million plus VAT. For 2022, the Company paid Israel Corp. management fees about $500 thousands. Such amount includes the overall value of the cash and equity-based compensation for the service of the Company’s directors who are officers or directors of Israel Corp. (except for the separate compensation arrangement between the Company and the Company’s Executive Chairman of the Board, Mr. Yoav Doppelt), for the period of January-July 2022. As of July 1, 2022, the management agreement was terminated by the parties, and thereafter, directors who are officers or directors of Israel Corp. (other than Mr. Yoav Doppelt), namely Mr. Aviad Kaufman and Mr. Sagi Kabla, began to be paid the same cash compensation as paid to all other non-executive directors of the Company, namely the fixed annual fee and per meeting fees payable to directors from time to time under the regulations promulgated under the Israeli Companies Law, 1999 governing the compensation of external directors.

(2)
On January 30, 2020, the Company’s shareholders approved a three-year framework transaction which enables the Company to purchase, from time to time, directors’ and officers’ liability insurance policies for a two-tier coverage of directors’ and officers’ liability, including a joint tier with Israel Corp., beginning February 1, 2020 (the "Framework Transaction"). The insurance policies under the Framework Transaction include a joint primary tier with Israel Corp. with a joint liability cap of up to $20 million, and a separate tier covering the Company alone, with a liability cap of up to $330 million, with a total liability limit of up to $350 million for both tiers.

ICL Group Limited Consolidated Financial Statements 121

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 23 - Related and Interested Parties (cont'd)

D. Transactions with related and interested parties (cont'd)

The Company’s directors and officers are beneficiaries of both tiers. Pursuant to the Framework Transaction, the cost of the annual premium shall not exceed a cap of $10 million for both tiers. The division of the premium amount between the Company and Israel Corp. in the joint tier is 80% to be paid by the Company and 20% by Israel Corp, and the Company’s HR & Compensation Committee and the Board of Directors have the authority to change, from time to time, the premium allocation in respect of the joint tier between the companies, according to the recommendation of the insurers and/or brokers, and provided that such changes will not exceed 25% over the entire transaction period. Deviation from these limits shall require shareholder approval. In accordance with the terms of the Framework Transaction and the Company's Compensation Policy, the Company's directors’ and officers’ liability insurance policy for 2022, was approved by the Company's authorized organs, effective as of March 2022. For 2022, the directors’ and officers’ liability insurance policy include a liability limit of $150 million for both tiers (comprised of a limit of $40 million, with an additional Side A coverage (directors and officers only) limit of $110 million).

The Company is acting to renew its directors' and officers' liability insurance policy for 2023, effective as of March 2023, and will approve the renewed directors' and officers' liability insurance policy in accordance with the Israeli Companies Regulations (Relief in Transactions with Interested Parties), 5760-2000.

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

E. Balances with related and interested parties

Composition:

As of December 31
2022	2021
$ millions	$ millions

Other current assets	34	40

Other current liabilities	2	4

ICL Group Limited Consolidated Financial Statements 122

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 24 – Group Main Entities

		Ownership interest in its subsidiary and investee companies for the year ended December 31
Name of company	Principal location of the company’s activity	2022	2021
ICL Israel Ltd.	Israel	100.00%	100.00%
Dead Sea Works Ltd.	Israel	100.00%	100.00%
Dead Sea Bromine Company Ltd.	Israel	100.00%	100.00%
Rotem Amfert Negev Ltd.	Israel	100.00%	100.00%
Mifalei Tovala Ltd.	Israel	100.00%	100.00%
Dead Sea Magnesium Ltd.	Israel	100.00%	100.00%
Bromine Compounds Ltd.	Israel	100.00%	100.00%
Fertilizers and Chemicals Ltd.	Israel	100.00%	100.00%
Iberpotash S.A.	Spain	100.00%	100.00%
Fuentes Fertilizantes S.L.	Spain	100.00%	100.00%
ICL Europe Coöperatief U.A.	The Netherlands	100.00%	100.00%
ICL Europe B.V.	The Netherlands	100.00%	100.00%
ICL IP Terneuzen B.V	The Netherlands	100.00%	100.00%
ICL Finance BV	The Netherlands	100.00%	100.00%
Everris International B.V.	The Netherlands	100.00%	100.00%
ICL Puriphos B.V.	The Netherlands	100.00%	100.00%
ICL-IP America Inc	United States of America	100.00%	100.00%
ICL Specialty Products Inc	United States of America	100.00%	100.00%
Everris NA, Inc.	United States of America	100.00%	100.00%
Growers Holdings, Inc.	United States of America	100.00%	100.00%
BK Giulini GmbH	Germany	100.00%	100.00%
ICL Holding Germany GmbH	Germany	100.00%	100.00%
ICL Bitterfeld GmbH	Germany	100.00%	100.00%
Prolactal GmbH	Austria	100.00%	100.00%
Cleveland Potash Ltd.	United Kingdom	100.00%	100.00%
Everris Ltd.	United Kingdom	100.00%	100.00%
ICL America do Sul	Brazil	100.00%	100.00%
ICL Aditivos E Ingredientes LTDA	Brazil	100.00%	100.00%
Qualyquímica Industria e Comercio de Produtos Quimicos Ltda	Brazil	100.00%	100.00%
ICL Investment Co. Ltd.	China	100.00%	100.00%
Yunnan Phosphate Haikou Co. Ltd.	China	50.00%	50.00%
ICL Asia Ltd	Hong Kong	100.00%	100.00%
ICL Trading (HK) Ltd.	Hong Kong	100.00%	100.00%
Scora S.A.S., France	France	100.00%	100.00%

ICL Group Limited Consolidated Financial Statements 123