Form 20-F
period 2023-12-31
ICL Group Ltd.
filed 2024-03-14
CIK 941221

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________________

For the transition period from_________________to___________________.

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

Millennium Tower, 23 Aranha Street, P.O. Box 20245 Tel Aviv, 61202 Israel
(Address of principal executive offices)

Aya Landman
VP, Chief Compliance Officer & Corporate Secretary
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

The number of outstanding shares as of December 31, 2023 was:

Title of Class	Number of Shares Outstanding
Ordinary shares	1,314,025,336

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

For the Period Ended December 31, 2023

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

Loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; litigation, arbitration and regulatory proceedings; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; changes in exchange rates or prices compared to those we are currently experiencing; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; pandemics may create disruptions, impacting our sales, operations, supply chain and customers; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; The Company is exposed to risks relating to its current and future activity in emerging markets; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; disruption of our, or our service providers', sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem Amfert Israel; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability in Israel and its region; including the current state of war declared in Israel and any resulting disruptions to our supply and production chains; filing of class actions and derivative actions against the Company, its executives and Board members; closing of transactions, mergers and acquisitions; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors".

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

CAUTIONARY NOTE TO INVESTORS REGARDING MINERAL AND RESOURCES ESTIMATES

The US Securities and Exchange Commission (the “SEC”) adopted final rules in 2018 to amend and modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the US Securities Act of 1933, as amended (“Securities Act”), or the US Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to subpart 1300 of SEC Regulation S-K, beginning with Fiscal Year 2021, ICL began to present new information with respect to its mining and operation plants in its Annual Report, including resource and reserve estimates, which differ materially from the reserve estimates presented prior to Fiscal Year 2021 by ICL.

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

This Annual Report contains translations of certain currencies amounts into US dollars at specified rates solely for your convenience. Unless otherwise indicated, we have translated NIS amounts as of December 31, 2023, into US dollars at an exchange rate of NIS 3.627 to $1.00, the daily representative exchange rate reported by the Bank of Israel as of December 31, 2023. Euro amounts were translated into US dollars at an exchange rate of €0.9 to $1.00.

Market data and certain industry data used in this Annual Report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information and industry publications, including publications, reports or releases of the International Monetary Fund (“IMF”), the US Census Bureau, the Food and Agriculture Organization of the United Nations (“FAO”), the International Fertilizers Association (“IFA”), the United States Department of Agriculture (“USDA”), the United States Geological Survey, the CRU Group ("CRU") and Fertecon, the Fertilizer Association of India (“FAI”). Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information are not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this Annual Report, have not been independently verified. However, we believe such data is accurate. There is only a limited amount of independent data available about certain aspects of our industry, market, and competitive position. As a result, some data and information about our market rankings in certain product areas are based on our good faith estimates, which are derived from our review of internal data and information, information that we obtain from our customers, and other third-party sources. We believe these internal surveys and management estimates are reliable; however, no independent sources have verified such surveys and estimates.

In presenting and discussing our financial position, operating results and net income results, the management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation or as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. A discussion of non-IFRS measures included in this Annual Report and a reconciliation of such measures to the most directly comparable IFRS measures are contained in this Annual Report under “Item 5 – Financial Results and Business Overview — A. Operating Results”.

In this Annual Report, unless otherwise indicated or the context otherwise requires, all references to “ICL,” the “Group,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to ICL Group Ltd., together with its consolidated subsidiaries. When we refer to our “parent Company” or to “Israel Corp.,” we refer to our controlling shareholder, Israel Corporation Ltd. Unless otherwise indicated or the context otherwise requires, references in this Annual Report to “NIS” are to the legal currency of Israel, “US dollars”, “$” or “dollars” are to United States dollars, “euro” or “€” are to the euro, the legal currency of certain countries of the EU, and “British pound” or “£” are to the legal currency of the UK. See “Item 4 - Information on the Company— A. History and Development of the Company”. We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent of the law, our rights or the rights of the applicable licensor to these trademarks and trade names. In this Annual Report, we also refer to product names, trademarks, and trade names that are the property of other companies. Each of the trademarks and trade names of other companies appearing in this Annual Report belongs to its owners. Our use or display of other companies’ product names, trademarks, or trade names is not intended to and does not imply a relationship with, or endorsement or sponsorship by us of, the product, trademark, or trade name owner, unless we otherwise indicate.

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

CLP	Classification, Labeling and Packaging of Substances and Mixtures– EU regulation.
CPI	The Consumer Price Index, as published by Israeli's Central Bureau of Statistics.
CRU	Intelligence Company that provides information on global mining, metal and fertilizers market.
ICL ADS	ICL América do Sul (formerly Compass Minerals América do Sul S.A.).
Dead Sea Bromine	Dead Sea Bromine Ltd., a subsidiary in the Industrial Products segment.
MAP	Monoammonium Phosphate, a fertilizer containing nitrate and phosphorus oxide.
GTSP	Granular Triple Superphosphate, used as fertilizer, a source of high phosphorus.
GSSP	Granular Single Superphosphate, used as a phosphate fertilizer.
Green Hydrogen	Hydrogen produced by splitting water into hydrogen and oxygen using renewable electricity.
DAP	Diammonium Phosphate - a fertilizer containing nitrate and phosphorus oxide.
EPA	US Environmental Protection Agency.
EU	European Union.
FAO	The Food and Agriculture Organization of the United Nations.
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

ICL Haifa (Fertilizers & Chemicals)	Fertilizers and Chemicals Ltd., a subsidiary in the Growing Solutions segment.
GHG	Greenhouse Gases – air emissions contributing to climate change.
Granular	Fertilizer having granular particles.
ICL Boulby	A UK subsidiary in the Potash segment.
ICL Iberia (Iberpotash)	Iberpotash S.A., a Spanish subsidiary in the Potash segment.
IC	Israel Corporation Ltd.
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
Measured Mineral Resource
That part of a mineral resource for which quantity and grade or quality are estimated and based on conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

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

MoEP	Israel Ministry of Environmental Protection.
N	The element nitrogen, one of the three main plant nutrients.
P	The element phosphorus, one of the three main plant nutrients, which is also used as a raw material in industry.
PK	Complex fertilizer comprised primarily of two primary nutrients (P.K).
NPK	Complex fertilizer comprised primarily of three primary nutrients (N.P.K).
NYSE	The New York Stock Exchange.
Phosphate	Phosphate rock that contains the element phosphorus. Its concentration is measured in units of P2O5.
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

Chlorine	A chemical, raw material in various productions process. A byproduct of Dead Sea Magnesium production.
Sylvinite	A byproduct from the production of Magnesium from the raw material – Carnallite. Transferred to DSW as an additional source for potash production.
Polymer	A chemical compound containing a long chain of repeating units linked by a chemical bond and created by polymerization.
Potash	Potassium chloride (KCl), used as a plant’s main source of potassium.
P2O5	Phosphorus pentoxide.
TCFD	Task Force on Climate-Related Financial Disclosures.
REACH	Registration, Evaluation, Authorization and Restriction of Chemicals, a framework within the EU.
Reserves
The part of a mineral deposit that could be economically and legally extracted or produced at the time of the Mineral Reserve determination. Reserves are divided between “proven reserves” and “probable reserves”.

Salt	Unless otherwise specified, sodium chloride (NaCl).
S	Sulphur – a chemical used for the production of sulfuric acid for sulfate and phosphate fertilizers, and other chemical processes.
Soluble NPK	Soluble fertilizer containing the three basic elements for plant development (nitrogen, phosphorus and potash).
Standard	Fertilizer has small particles.
Tami	Tami (IMI) Research and Development Institute Ltd., the central research institute of ICL.
TASE	Tel Aviv Stock Exchange, Ltd.
USDA	United States Department of Agriculture.
WPA	White Phosphoric Acid, purified from MGA.
UK	The United Kingdom.
Urea	A white granular or pill solid fertilizer containing 46% nitrogen.
YTH/YPC	The Chinese partner in the Company’s joint venture YPH in China.
4D	Clean green phosphoric acid, used as a raw material for purification processes.
PM	Particular matter.

Item 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3 – KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the consolidated statements of income data for the years ended December 31, 2023, 2022 and 2021 and the consolidated statements of financial position as of December 31, 2023, 2022 and 2021 from our audited consolidated financial statements which have been prepared in accordance with IFRS, as issued by the IASB for the years ended, December 31, 2023, 2022 and 2021. You should read the consolidated financial data set forth below in conjunction with our consolidated audited financial statements and related notes and the information under “Item 5 - Financial Results and Business Overview”, appearing elsewhere in this Annual Report. Our reporting currency is the US dollar. Our historical results are not necessarily indicative of our results to be expected in any future period.

ICL Group Limited 1

Selected financial data:

	For the Years Ended December 31,
	2023	2022	2021
	US$ millions
Sales	7,536	10,015	6,955
Gross profit	2,671	5,032	2,611
Operating income	1,141	3,516	1,210
Income before taxes on income	974	3,404	1,092
Net income attributable to the shareholders of the Company	647	2,159	783
Earnings per share (in dollars):
Basic earnings per share	0.50	1.68	0.61
Diluted earnings per share	0.50	1.67	0.60
Weighted average number of ordinary shares outstanding:
Basic (in thousands)	1,289,361	1,287,304	1,282,807
Diluted (in thousands)	1,290,668	1,289,947	1,287,051
Dividends declared per share (in dollars)	0.27	0.91	0.21

	For the Years Ended December 31,
	2023	2022	2021
	US$ millions
Statements of Financial Position Data:
Total assets	11,627	11,750	11,080
Total liabilities	5,590	6,037	6,344
Total equity	6,037	5,713	4,736

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

ICL Group Limited 3

The table below reconciles total adjusted operating income and total adjusted net income attributable to the shareholders of the Company, to the comparable IFRS measures:

For the Year Ended December 31,
2023	2022	2021
US$ millions

Operating income	1,141	3,516	1,210
Provision for early retirement (1)	16	-	-
Write-off of assets and provision for site closure (2)	49	-	1
Legal proceedings, dispute and other settlement expenses (3)	(2)	22	5
Charges related to the security situation in Israel (4)	14	-	-
Divestment related items and transaction costs (5)	-	(29)	(22)
Total adjustments to operating income	77	(7)	(16)
Adjusted operating income	1,218	3,509	1,194
Net income attributable to the shareholders of the Company	647	2,159	783
Total adjustments to operating income	77	(7)	(16)
Total tax adjustments (6)	(9)	198	57
Total adjusted net income - shareholders of the Company	715	2,350	824

(1)	For 2023, reflects provisions for early retirement, due to restructuring at certain sites, as part of the Company’s global efficiency plan.

(2)
For 2023, reflects mainly a write-off of assets related to restructuring at certain sites, including site closures and facility modifications, as part of the Company’s global efficiency plan. For 2021, reflects the write-off of a pilot investment in Spain that did not materialize and an increase in restoration costs, offset by a reversal of impairment due to the strengthening of phosphate prices.

(3)
For 2023, reflects a reversal of a legal provision. For 2022, reflects mainly the costs of a mediation settlement regarding the claims related to the Ashalim Stream incident. For 2021, reflects mainly settlement costs related to the termination of a partnership between ICL Iberia and Nobian, as well as reimbursement of arbitration costs related to a potash project in Ethiopia.

(4)	For 2023, reflects charges relating to the security situation in Israel deriving from the war which commenced on October 7, 2023.

(5)
For 2022, reflects a capital gain related to the sale of an asset in Israel and the Company’s divestment of a 50%-owned joint venture, Novetide. For 2021, reflects mainly a capital gain related to the sale of an asset in Israel and the divestment of the Industrial Products segment's Zhapu site in China.

(6)
For 2023, reflects the tax impact of adjustments made to operating income. For 2022, reflects tax expenses in respect of prior years following a settlement with Israel’s Tax Authority regarding Israel's surplus profit levy, which outlines understandings for the calculation of the levy, including the measurement of fixed assets, as well as the tax impact of adjustments made to operating income.

ICL Group Limited 4

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

•
Our operations and sales are exposed to high volatility in supply and demand, pricing fluctuations in commodity markets, expansion of production capacity and competition from some of the world’s largest chemical and mining companies, as well as mergers of key producer/customer/supplier.

•	Our operations could be adversely affected by price increases or shortages with respect to water, energy and our principal raw materials.

ICL Group Limited 5

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

•
Changes in our evaluations and estimates, which serve as a basis for analyzing our contingent liabilities and for the recognition and measurement of assets and liabilities, including provisions for waste removal and the reclamation of mines, may materially and adversely affect our business, financial condition and results of operations.

•
Due to the nature of our operations, we may be exposed to the risk of adverse ecological events, which may result in impacts that exceed the boundaries of our facilities, cause environmental damage or damage to human health/life and lead to the shutdown of our sites or administrative, civil and/or criminal proceedings.

•	Accidents occurring during our industrial and mining operations, including failure to ensure the safety of our workers and processes, could adversely affect our business.

•	Geopolitical changes such as war or political sanctions may materially and adversely affect our business, financial condition and results of operations.

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

ICL Group Limited 6

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

We mine phosphate rock from phosphate deposits in the Negev desert in accordance with a mining concession from the State of Israel, which is valid until the end of 2024. In the fourth quarter of 2023, Rotem Israel submitted a bid in the tender for a new mining concession held by the Ministry of Energy. In addition, Rotem Israel has two lease agreements in effect until 2024 and 2041 as well as an additional lease agreement for the Oron plant, which expired in 2017. As of the reporting date, the Company has an agreement in principle, with the Israel Land Authority - Southern Region, regarding the receipt of a lease agreement for Oron plant until the end of 2025.

There is no certainty that these concessions and leases will be extended and/or renewed under the same terms or at all. Failure to renew said concessions and leases or different terms could materially and adversely affect our business, financial condition and results of operations.

Our existing phosphate mines in the Negev desert hold limited reserves of phosphate rock designated for phosphoric acid production. The Company is working to promote a plan for mining phosphates in Barir field which is located in the southern part of the South Zohar deposit in the Negev Desert in Israel. The Company is working to promote suitable alternatives for future phosphate operations at Rotem Israel and to obtain required permits and approvals, including by conducting pilots to adapt various potential types of phosphate rock for the Company’s products as part of an effort to utilize and increase existing phosphate reserves.

There is no certainty regarding the timelines for the submission of the plan for the Barir field site, its approval, or further developments in this respect, nor is there certainty regarding future phosphate rock resources, our pilots’ success and/or by what date they will be achieved. Failure to obtain such approval or a significant delay in receiving it, or in finding alternative sources of phosphates in Israel, will have a significant negative impact on our future mining reserves and business. As a result, our business, financial condition and results of operations will be adversely affected, even materially. For further information, see “Item 4 ‑ Information on the Company— D. Property, Plant and Equipment”, and Note 18 to our Audited Financial Statements.

Spain

ICL Iberia was granted mining rights based on legislation of Spain’s Government from 1973 and the regulations accompanying this legislation. Pursuant to the special mining regulations, ICL Iberia received individual licenses for each of the 126 different sites that are relevant to current and future mining activities. Some of the licenses are valid until 2037 and the remainder are effective until 2067. Maintaining mining activity in Spain also requires municipal and environmental licenses. If such licenses are not renewed once expired, this would likely have an impact, possibly in a substantial manner, on the mining activity in Spain and the Company’s financial results. For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment”, and Note 18 to our Audited Financial Statements.

ICL Group Limited 7

United Kingdom

ICL Boulby, ICL's subsidiary in the UK, holds onshore and offshore mineral leases and licenses, allowing for the extraction of diverse minerals, in addition to numerous easements and rights of way from private landowners. The offshore mineral field is leased from The Crown Estate on a production royalty basis and includes provisions to explore and exploit all targeted and known polyhalite and salt mineral resources of interest to ICL Boulby.

ICL Boulby has actively engaged in negotiations with the private property owners and has successfully secured the recent renewals of most of the existing lease agreements as well as purchased the minerals of one lease area on a freehold basis. The renewal of part of the remaining leases was referred to the High Court of Justice in London for a decision regarding the calculation mechanism. The Company estimates that the proceedings will be concluded by the end of 2024. Additional leases, which are still being negotiated, will continue to operate under the terms of the previous leases.

Historically, the renewal of leases has not been problematic. ICL Boulby is confident in the renewal of all land and mineral leases, as required and expects to have or will obtain all government approvals and permits necessary for exploiting all targeted mineral resources.

Nevertheless, in the event such rights are not obtained, the mining activity in the UK may be substantially affected as well as the Company’s financial results. For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment”, and Note 18 to our Audited Financial Statements.

China

YPH, ICL's subsidiary in China, which is equally owned with Yunnan Phosphate Chemicals Group Corporation Ltd. ("YYTH"), holds a phosphate mining license that was issued in 2015 by the Division of Land and Resources of the Yunnan district in China for the Haikou Mine (hereinafter – Haikou) which the Company operates and which is valid until January 2043. In addition, the Company held an unutilized mining license for the Baitacun mining site which expired in April 2023. In 2022, the Company completed a risk survey to assess the feasibility and profitability of this mining site and is currently working to renew its license for an additional ten years. If Haikou's license is not renewed once expired, this would likely to have an impact, possibly in a substantial manner, on our mining activity in China and the Company’s financial results. For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment”, and Note 18 to our Audited Financial Statements.

ICL Group Limited 8

Our ability to operate and/or expand our production and operating facilities worldwide is dependent on our receipt of, and compliance with, permits issued by governmental authorities. A decision by a government authority to deny any of our permit applications may impair the Company’s business and its operations

Existing permits are subject to challenges with respect to their validity, revocation, modification and non‑renewal, including as a result of environmental events or other unforeseeable occurrences. Any challenge that materializes could lead to significant costs and materially and adversely affect our business, financial condition and results of operations. In addition, a failure to comply with the terms of our permits could result in payment of substantial fines and subject the Company and its managers to criminal sanctions.

Furthermore, our production processes generate byproducts, some of which are saleable while others are to be reused or disposed of as waste. Storage, transportation, reuse and waste disposal are generally regulated by governmental authorities in the jurisdictions in which we operate. Permits issued by governmental authorities are contingent on our compliance with relevant regulations. In 2021, a new Urban Building Plan was approved, the main objectives of which are to regulate areas for phosphogypsum storage reservoirs. Due to the ambiguity of the guidelines regarding the calculation of building permit fees, in August 2023, the Company signed a settlement agreement with the Tamar Regional Council. If the required new permits will not be obtained and/or the validity, revocation, modification or non-renewal of our existing permits occurs as a result of our noncompliance with regulations relating to storage, transportation, reuse and waste disposal, significant investments may be required and/or production may be interrupted or even ceased, which can materially and adversely affect our business, financial condition and results of operations.

Our operations and sales are exposed to high volatility in supply and demand, pricing fluctuations in commodity markets, expansion of production capacity and competition from some of the world’s largest chemical and mining companies, as well as mergers of key producers/customers/suppliers

In addition to seasonal and cyclical variations, the Company is exposed to volatility driven by various factors, such as weather conditions, the entry into the market of new manufacturers and products, mergers of key players (producers/suppliers/customers) and expansion of existing manufacturers’ production capacity. Our competitors include some of the world’s largest chemical and mining companies, some of which are state‑owned or government‑subsidized.

We continuously monitor our competitive environment and will continue to seek ways to execute our strategy. If we are unable to effectively adjust to continuously changing competitive conditions our business, financial condition and results of operations could be materially and adversely affected. For further information, see “Item 4 – Information on the Company — B. Business Overview”.

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

As a leading global specialty minerals company, we are significantly affected by the legal provisions and licensing regime in the areas of environmental protection and safety. It should be noted that the Company may be exposed to criminal proceedings, fines and significant impairment of the operation of our facilities as a result of failing to meet the requirements of our emissions permits including the provisions of the Israeli Clean Air Law, and particularly, regarding the scope of current and future requirements as prescribed by the Israeli Ministry of Environmental Protection respecting the implementation of the this law’s provisions at the Company’s plants in Rotem Israel, as well as compliance with the timeframes for implementation of such requirements. In January 2024, a new emission permit was issued to Rotem Israel under the Israeli Clean Air Act (hereinafter - the Law) valid until January 2031. The Company is in active discussions with the Israeli Ministry of Environmental Protection (MoEP) to assure adherence to all stipulations outlined in the permit, including the conditions specified in an administrative order under Section 45 of the Law, and to achieve satisfactory resolutions to notable timeline execution challenges for a limited number of projects. In addition, examinations and investigations of our facilities conducted by enforcement authorities may result in administrative and legal proceedings.

ICL Group Limited 10

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

Due to the nature of our operations, we may be exposed to the risk of adverse ecological events, which may result in impact that exceeds the boundaries of our facilities, cause environmental damage or damage to human health/life and lead to the shutdown of our sites or administrative, civil and/or criminal proceedings

Due to the nature of our operations, we may be exposed to the risk of adverse ecological events, including incidents like chemical spills, pollution, leaks, and other types of events that result in the release of hazardous or toxic substances into the environment. Depending on the toxicity and volume of the substances involved, the impact of such events can extend beyond site boundaries, affecting nearby ecosystems, water sources, communities and wildlife.

The long-term consequences of environmental damage can be significant and may require extensive remediation efforts and/or compensation. Such events could affect not only the employees working in the facility but also people living in the surrounding areas and consequently the reputation of the company. In the event of a significant ecological incident, regulatory authorities may mandate the temporary or permanent shutdown of the manufacturing site until safety concerns are addressed. This can result in significant impairment of the operation of our facilities, financial losses, disruption of operations, and potential long-term reputational damage.

Adverse ecological events with impacts beyond factory boundaries may also trigger administrative and legal actions. Regulatory bodies may investigate the incident, and legal proceedings, both civil and criminal, may follow. Fines, penalties, and lawsuits can result from non-compliance with environmental and safety regulations or adverse impacts to human health or the environment without regard to fault.

We may also be found liable for claims related to reclamation where mining operations and other activities were conducted, even after such activities have ceased.

For information respecting legal proceedings and actions, see Note 18 to our Audited Financial Statements and “Item 8 - Financial Information— A. Consolidated Statements and Other Financial Information— Legal Proceedings”.

ICL Group Limited 11

We are exposed to risks related to climate change and natural disasters, impacts of climate-related transition risks, including current and future laws and regulations, as well as other factors resulting from climate change, which could adversely impact our business, financial condition, results of operations or liquidity

Climate change may cause more frequent and severe natural disasters and weather conditions such as extreme temperatures, change in precipitation, water levels, wildfires and storms. Impacts of climate-related transition risks include, among other things, legal and regulatory changes and reputational risks expressed by our stakeholders’ perception of our role, accountability and actions taken in relation to a lower-carbon economy and the like.

Physical impact related to climate change may also have a significant effect on industries and the economy. Such impact may include extreme heat, extended drought durations altering water availability and quality, changes to water level and temperature, increases in the frequencies and intensities of storms and extreme convective events, which could also result in damage to facilities or equipment. The impact may also encompass changes in the availability of natural resources, leading to the disruption of supply chains. Such physical risks have the potential to financially disrupt operations through increased costs and business interruptions.

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

In the Sodom area, where many of the Company’s plants in Israel are located, there are occasional flash floods in the streambeds, which have led to the initiation of a major flood protection response plan by ICL. While we have insurance coverage for these types of damage, subject to payment of deductibles, we do not have full property insurance with respect to all our property/assets, and it may not be sufficient to cover all related damage.

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

ICL Group Limited 12

Impacts of climate-related transition risks include, among other things, policy constraints on emissions, imposition of carbon pricing mechanisms, water restrictions, land use restrictions or incentives, changing consumer behavior and preferences, and market demand and supply shifts.

Over the past several years, climate change and GHG emissions have been of increasing concern worldwide. Laws and regulations that govern climate change and GHG emissions already have impact on ICL Group’s operations and may present transition risks for both the short and long term.

Carbon taxes and cap-and-trade-emissions schemes are increasingly viewed in global jurisdictions as a way of pricing carbon – a key policy driver to reduce GHG emissions. Currently, one of ICL Europe's sites, ICL Iberia, is covered by the EU-ETS Emissions Trading System, and in the UK, ICL Boulby is subject to the UK Emissions Trading Scheme. In Israel, a new carbon tax on fossil fuels, including natural gas, has been proposed in the “Knesset“- the Israeli house of representatives, to be implemented gradually over the course of the current decade. Other carbon mechanisms could come into play in the future.

Additionally, under the European Green Deal, the EU adopted a Carbon Border Adjustment Mechanism (CBAM) Regulation in 2023, which was created to stop carbon leakage from the EU (i.e., the risk that EU's carbon emissions reduction regulations will be offset by increases in emissions in jurisdictions with less stringent regulations) which will apply to some of our operations. The EU CBAM charge will phase in over a period of nine years, beginning in 2026. Regulations relating to GHG emissions are at various stages of consideration by the US federal government as well as in some US states.

Consequently, it is expected that in the short to medium term, ICL will need to purchase carbon allowances through specific programs (such as the EU and UK ETS) and/or incur additional capital costs for energy and emission reduction measures. Similarly, carbon taxes or restrictions/taxes on fossil fuel electricity production could increase our energy costs as well as the costs of supplied materials and services across the ICL value chain.

We are subject to laws and regulations that will require us to disclose information related to climate risks. As of 2026 ICL’s large EU subsidiaries are expected to report under the EU's Corporate Sustainability Reporting Directive over financial year 2025. The US Securities and Exchange Commission issued a rule requiring disclosure of climate-related risk on March 6, 2024, and we expect other jurisdictions to adopt regulatory disclosure requirements relating to climate risks and opportunities disclosures, GHG emissions and other ESG metrics in the foreseeable future.

The potential impact of climate change and associated laws and regulations on the Company's operations and business, and those of our customers and suppliers, is uncertain. The cost of adjustment to and compliance with legislative and regulatory changes regarding climate change and GHG emissions, and adjustments to the physical impacts of climate change, could materially and adversely affect our business, financial condition and results of operations and liquidity.

For further information, see “Item 4 – Information on the Company — B. Business Overview” and Note 18 to our Audited Financial Statements.

ICL Group Limited 13

We may be adversely affected if we cannot meet the goals and commitments that we establish in relation to climate change and other social and environmental sustainability matters

There has been an increased focus, including from investors, the general public governmental and nongovernmental authorities, regarding environmental, social and governance (ESG) matters, including with respect to climate change, GHG emissions, packaging and waste, sustainable supply chain practices, deforestation, and land, energy and water use. This increased awareness with respect to ESG matters, including climate change, may result in more prescriptive reporting requirements with respect to ESG metrics, an increased expectation that such metrics will be voluntarily disclosed by companies such as ours, and increased pressure to make commitments, set targets, or establish goals, and take action to meet them. As a result of this increased focus and our commitment to ESG matters, we have voluntarily provided disclosure and established targets and goals with respect to various ESG matters, including climate change. For example, we have made public commitments regarding our intended reduction of carbon emissions, including a reduction of our Scope 1 and 2 GHG emissions by 30% by 2030 (as compared to 2018) and our goal to be carbon neutral by 2050 across our Scope 1 and 2 GHG emissions. Our ability to achieve these or any other ESG and climate-change related goals or targets is subject to numerous factors and conditions, many of which are outside our control. Examples of such factors include evolving regulatory requirements affecting sustainability standards or disclosures or imposing different requirements, the pace of changes in technology, the availability of requisite financing, the availability of suppliers that can meet our sustainability and other standards and the emissions performance of others in our value chain. Furthermore, standards for tracking and reporting such matters continue to evolve. Our selection of voluntary disclosure frameworks and standards, and the interpretation or application of those frameworks and standards, may change from time to time or differ from those of others. Methodologies for reporting this data may be updated and previously reported data may be adjusted to reflect improvement in the availability and quality of third-party data, changing assumptions, changes in the nature and scope of our operations, and other changes in circumstances. Our processes and controls for reporting sustainability and other matters across our operations and supply chain are evolving along with multiple disparate standards for identifying, measuring, and reporting sustainability metrics, including sustainability-related disclosures that may be required by the SEC and EU, reporting frameworks, and other regulators policy makers locally and globally, and such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future. If we fail to achieve or are perceived to have failed or been delayed in achieving, or improperly report on our progress toward achieving these goals and commitments, or are otherwise alleged to have made climate-related statements that are incorrect, without support or that constitute so called “greenwashing,” it could negatively affect the public’s preference for our products or investor confidence in our stock, as well as expose us to government enforcement actions and private litigation.

ICL Group Limited 14

The accumulation of salt at the bottom of Pond 5, the central evaporation pond in our solar evaporation ponds system used to extract minerals from the Dead Sea, requires regular harvesting of the salt to maintain a fixed brine volume and thereby sustain the production capacity of extracted minerals as well as prevent potential damage to the foundations and structures of hotels and other buildings situated close to the edge of the Pond

The production process of the raw material requires that a fixed brine volume is preserved in Pond 5. Failure to maintain a constant volume of brine in Pond 5 could result in a reduction of production capacity.

In addition, rising of the water level of Pond 5 above a certain point may cause structural damage to the foundations of hotel buildings situated close to the water’s edge, to the settlement of Neve Zohar and to other infrastructure located along the western shoreline of the Pond.

The preservation of the water level in Pond 5 at its maximum height (15.1 meters), which was reached at the end of 2021, was conducted through a joint project of the Dead Sea Preservation Government Company Ltd. and DSW (which financed 39.5% of the project's cost) for construction of coastline defenses. The project included the raising of the dike along the western beachfront of Pond 5 across from the hotels together with a system for lowering subterranean water. The construction work with respect to the hotels' coastline was completed, and the elevation work in the intermediate area between two hotel complexes conducted by the Dead Sea Preservation Government Company Ltd. is nearing completion.

Commencing 2022 onwards, the brines' volume in Pond 5 is preserved by the salt Harvesting project ("the Permanent Solution"), the plan of which was approved by the National Infrastructures Committee and the Israeli Government and, and that includes the construction of the P‑9 pumping station. As of the reporting date, the water level in pond 5 does not exceed its maximum height (15.1).

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

For further information see “Item 4 – Information on the Company — D. Property, Plant and Equipment” and Note 18 to our Audited Financial Statements.

Any disruption in the transportation systems we use to ship our products and receive raw materials could have a material adverse effect on our business, financial condition and results of operations

Part of our sales turnover is comprised of bulk products characterized by large quantities. Most of this production quantity is shipped through dedicated facilities from two seaports in Israel, one seaport in Spain and another seaport in the UK. Any significant disruption to seaport facilities and/or the array of transportation from the seaports, including a port workers’ strike, regulatory restrictions and changes in the rights of use of seaport facilities, including potential disruptions from recent geopolitical and security risks, may delay or prevent exports of our products to our customers, which could materially and adversely affect our business, financial condition and results of operations. In addition, any significant disruption, shortage, or unavailability in the array of transportation to the seaports and between various sites, primarily through trains and trucks, carrying our products and the raw materials we use in our business could result in customer dissatisfaction, loss of production or sales and higher transportation, higher insurance premiums, loss of insurance coverage, or equipment costs.

ICL Group Limited 15

We rely heavily upon truck, rail, tug, barge and ocean freight transportation to obtain the raw materials we need, to distribute raw materials between our mines and facilities and to deliver our products to our customers. In addition, the cost of transportation is an important part of the final sale price of our products. Finding affordable and dependable transportation is important in obtaining our raw materials and to supply our customers. Higher costs for these transportation services or an interruption or slowdown due to factors including high demand, high fuel and energy prices, labor disputes, layoffs or other factors might materially and adversely affect the Company’s business, its financial condition and results of operations.

In addition, the Company transports hazardous materials using specialized transport facilities, such as isotanks for the conveyance of bromine. A malfunction in the transportation of hazardous materials in one of our specialized transport facilities may have an environmental impact and/or cause harm to the welfare of local residents, and, as a result, expose the Company to lawsuits and/or administrative proceedings or fines. This could also lead to a shutdown of such materials’ transportation systems for a certain period until the cause of such malfunction is discovered and/or for purposes of preventative maintenance and improvement of the transportation array. During times of war, the schedule for bromine transportation and direct loading is conducted according to the authorities' guidelines. As a result, such measures may have a material adverse effect on the Company’s operations, financial condition and results of operations.

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

ICL Group Limited 16

The occurrence of any of the above in the countries in which we operate or elsewhere could jeopardize or limit our ability to transact business there and could materially adversely affect our revenue and operating results and the value of our assets.

Geopolitical changes such as war or political sanctions may materially and adversely affect our business, financial condition and results of operations

War, and/or governmental instability around the world are likely to negatively impact us. This impact may manifest itself in production delays, distribution delays, business and economic uncertainty and volatility of global markets, loss of property, injury to employees, political sanctions and difficulties in obtaining insurance coverage or increased insurance premiums.

The Ukraine-Russia Conflict impacted global agriculture in 2022 and resulted in elevated grain prices, which – in turn – drove prices higher for crops and livestock. The global grain stock-to-use ratio ended 2022 at its lowest in more than a decade.

In October 2023, the Israeli government declared a state of war in response to an attack on civilians at its southern border. Subsequently, additional attacks were launched towards northern Israel. The new security situation has led to several challenges, including some disruptions in supply chains, a shortage of personnel due to mobilization for reserve duty, and fluctuations in foreign currency exchange rates relative to the Israeli shekel. For further information, see risk factor “Due to our location in Israel and/or being an Israeli company, which also operates outside of Israel, our business and operations may be exposed to war or acts of terror”.

Regional tensions involving Houthis attacks on commercial ships have recently intensified, affecting shipping operation in the Red Sea. This could lead to delays in shipments as well as increased shipping costs.

The extent of the impact of a war on our operational and financial performance will depend on future developments, including, but not limited to:

•	The duration, severity and extent of a war, along with the necessary measures undertaken by government authorities or other organizations to manage and mitigate its effects.

•	The possibility of temporary closures of our facilities or the facilities of our suppliers, customers, their contract manufacturers, and the possibility of certain industries shutting down.

•	The ability to purchase raw materials in times of shortages resulting from supply chain disruptions and production shutdowns.

•	The ability of our suppliers, contractors and third-party providers to meet their obligations to us at previously anticipated costs and timelines without significant disruption.

•	Our ability to continue to meet the manufacturing and supply arrangements with our customers at previously anticipated costs and timelines without significant disruption.

•	The duration and severity of the sustained global or local recession, and the uncertainty as to when economy will fully recover.

•
Significant disruption of global financial markets and credit markets, which may reduce our ability to access capital or our customers’ ability to pay us for past or future purchases, which could negatively affect our liquidity.

ICL Group Limited 17

The ultimate impact of a war is highly uncertain and subject to change. To the extent that a war may negatively impact our business, results of operations, liquidity or financial condition, it may also have the effect of increasing many of the other risks described in this “Risk Factors” section.

The spread of a pandemic may materially and adversely affect our business, financial condition and results of operations

Spread of a pandemic is likely to negatively impact us. This impact may manifest itself in production delays, disruptions in supply chains, employees’ health as well as business and economic uncertainty and volatility to global markets.

In March 2020, the World Health Organization declared Covid-19 a pandemic which spread across the globe introducing significant business and economic uncertainty and volatility to global markets.

The spread of the pandemic has led us to modify our business practices, health and safety measures and procedures to protect our employees.

A pandemic introduces various challenges, including potential disruptions to production and uncertainties regarding global recession and impacts on financial markets. Concerns encompass facility closures, raw material shortages, and decreased demand for our products. The ability of suppliers and contractors to meet obligations and maintain timelines adds to the complexities.

There is no certainty that such measures will be sufficient to mitigate the risks posed by any pandemic. Furthermore, our ability to perform certain functions may be affected if we are required to take additional steps.

The ultimate impact of a health epidemic is highly uncertain and subject to change. To the extent that a pandemic may negatively impact our business, results of operations, liquidity or financial condition, it may also have the effect of increasing many of the other risks described in this “Risk Factors” section.

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

ICL Group Limited 18

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

Completion of major projects may be dependent on third‑party contractors and/or governmental obligations. Furthermore, termination of engagements with contractors might entail additional costs

As part of our ongoing operation, the Company is required to execute key projects, which are of great importance to the Company’s continued operation and ability to significantly improve its competitive position in certain markets. Thus, for example, in DSW, a 24-kilometer conveyor system for transferring salt back to the Northern Basin, is currently undergoing detailed engineering design, and is planned to be commissioned in 2027. In addition, the Company is working to include a second dredger with commissioning planned in 2026. We are also advancing significant investments in projects to increase our production capacity for our main product lines and in environmental projects. The completion of key projects could also be dependent on third-party contractors. Situations wherein such contractors encounter financial or operational difficulties, or have significant disagreements with the Company, could cause a significant delay in the planned timetables for completion of a project and/or material deviations from its budget and may even jeopardize its completion altogether. This could adversely and even materially affect our business, financial condition and results of operations.

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

ICL Group Limited 19

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

The discontinuation, cancellation or expiration of government incentive programs or tax benefits; entry into force of new or amended legislation or regulations with respect to additional and/or increased fiscal liabilities to be imposed on us; or imposition of new taxes or changes to existing tax rates, could all materially and adversely affect our business, financial condition and results of operations

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

ICL Group Limited 20

Our tax expenses and the resulting effective tax rate reflected in our consolidated financial statements may increase over time as a result of changes in corporate income tax rates and/or other changes in tax laws in the various countries in which we operate. We are subject to taxes in many jurisdictions, including jurisdictions in which we have a limited presence, and discretion is required in the determination of the provisions for our tax liability. Considering recent trends in international tax law and OECD recommendations, significant changes to international tax laws and practices may be adopted by various jurisdictions. Such changes could result in us being subject to tax in jurisdictions in which we currently are not subject to tax (including jurisdictions in which we have limited or no operations other than performing sales activities). Similarly, we are subject to examination by the tax authorities in many different jurisdictions. As part of such tax examinations, the relevant tax authorities may disagree with the taxable income reported and may also dispute our interpretation of the applicable tax legislation relating, among other things, to natural resource taxes and inter-company agreements.

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

BEPS and Pillar 2 proposed arrangements

The Base Erosion and Profit Shifting (“BEPS”) project and other initiatives like Pillars 1 and 2 undertaken by the Organization for Economic Cooperation and Development (“OECD”) may have adverse consequences to our tax liabilities. These initiatives contemplate changes to numerous international tax principles, national tax incentives and enforce other arrangements like minimum effective tax liability of 15% under Pillar2. These changes, when adopted by individual countries, could adversely affect our provision for income taxes. Countries have been translating the BEPS recommendations into specific national tax laws and are expected to do so further, mainly with respect to Pillar 1 and 2. It remains difficult to predict the magnitude of the effect of such new rules on our financial results.

A Pilar 2 legislation which will be applicable to the Company commencing 2024, and, with respect to certain components of the plan, 2025, was enacted in December 2023 in The Netherlands. The Company estimates that this Dutch pillar 2 legislation will not have a material impact on its financial statements.

ICL Group Limited 21

Changes in our evaluations and estimates, which serve as a basis for analyzing our contingent liabilities and for the recognition and measurement of assets and liabilities, including provisions for waste removal and the reclamation of mines, may materially and adversely affect our business, financial condition and results of operations

As part of the preparation and composition of our financial statements, we are required to exercise discretion, make use of evaluations and estimates and make assumptions that affect, among other things, the amounts of assets and liabilities, income and expenses. When formulating such estimates, we are required to make assumptions concerning circumstances and events that involve uncertainty, even great uncertainty, such as, legal claims pending against ICL. We exercise our discretion based on our past experience, various facts, external factors and reasonable assumptions, according to the circumstances relevant to each estimate. It should be noted that actual results may differ, and even materially so, from such estimates. Therefore, this may materially and adversely affect our business, financial condition and results of operations. For further information, see Note 2 to our Audited Financial Statements.

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

If our initiatives will not succeed, our business, financial condition and results of operations, as well as competitive position, could be materially and adversely affected.

ICL Group Limited 22

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

See “Item 11 – Quantitative and Qualitative Disclosures about Market Risk — Exchange Rate Risk”.

Because some of the Company’s liabilities bear interest at variable rates, we are exposed to the risk of interest rate increases

A portion of our liabilities bear interest at variable rates and therefore, we are exposed to the risk stemming from an increase in interest rates. Such increase in interest rates may also occur as a result of a downgrade in our credit rating.

From time to time, the Company uses financial instruments including derivatives in order to hedge this exposure. The Company uses interest rate swap and cross currency swaps contracts mainly in order to reduce the exposure to cash flow risk in respect of changes in interest rates.

As part of the global reform in interest rate benchmarks, the USD Libor and the Libor GBP settings ceased from July 1, 2023 and January 1, 2022, respectively and replaced by SOFR (USD) and SONIA (GBP) Benchmark.

An increase in interest rates would increase our financing expenses and could materially and adversely affect our business, financial condition and results of operations.

ICL Group Limited 23

We may be exposed to material fines, penalties and other sanctions and other adverse consequences arising out of FCPA investigations and related matters

We are required to comply with the US Foreign Corrupt Practices Act (the "FCPA"), the UK Bribery Act and similar anti-corruption laws in other jurisdictions around the world, in the countries where we operate. We operate and sell in countries that may be considered as high risk in this regard. Compliance with these laws has been subject to increasing focus and activity by regulatory authorities, both in the US and elsewhere, in recent years. Actions by our employees, as well as third party intermediaries acting on our behalf, in violation of such laws, whether carried out in the US or elsewhere in connection with the conduct of our business, could expose us to significant liability for violations of the FCPA or other anti-corruption laws and accordingly may have a material adverse effect on our reputation and our business, financial condition and results of operations.

Any cyberattack, interruption, breakdown, destruction, disruption, cybersecurity breach or other similar incident with respect to our, or our vendors’ or service providers’, IT systems, OT systems or infrastructure could adversely affect our business

Our information technology (IT) systems and operational technology (OT) systems, including our hardware, software and telecommunications networks, as well as those of our third-party vendors and service providers, are critical to the operation of our business, including our ability to successfully perform day-to-day operations.

Any cyberattack, interruption, breakdown, destruction, disruption, cybersecurity breach or other similar incident with respect to our, or our third-party vendors’ or service providers’, IT systems, OT systems or infrastructure by authorized or unauthorized persons could materially and adversely affect our business and operations and, in some cases, even lead to environmental damage or other harm or damage to the civilian population located in the vicinity of our production facilities. We may not be able to anticipate, detect or react to such incidents in a timely manner or adequately remediate any such incidents. Moreover, such incidents could also disrupt sensitive production facilities or the security thereof; compromise our, or our third-party vendors’ or service providers’, systems or networks; result in theft, loss or destruction of information, money or other assets; require significant management attention and resources; result in the violation of applicable data privacy and cybersecurity laws and regulations; subject us to legal liabilities, damages, penalties, fines, enforcement actions and notification obligations; negatively impact our reputation among our customers, business partners and the public, and cause us to incur significant costs, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our, and some of our third-party vendors’ and service providers’, systems and networks have been, and are expected to continue to be, the target of malware and other cyberattacks. Despite our investment in measures to mitigate these risks, we cannot guarantee that these measures will be successful in preventing any compromise, disruption or failure of our data or our IT systems, OT systems or infrastructure. We also have a limited ability to control or monitor the operations and security of our third-party vendors and service providers, and there can be no assurance that the data, IT systems, OT systems or infrastructure owned or controlled by such third parties will be secure. Further, we may have limited recourse with such third-party vendors or service providers in the event an issue arises. As we become more dependent on IT systems, OT systems and infrastructure to conduct our operations, and as the number, sophistication and severity of cyberattacks increase, the risks associated with cybersecurity increase. Additionally, as cybersecurity threats and incidents continue to evolve, we may be required to incur additional expenses in order to enhance our protective measures or to remediate any information security vulnerability, security breach or other similar incident.

ICL Group Limited 24

These risks apply to both our operations and to the operations of third parties crucial to our business. Cybersecurity threats and incidents, characterized by uniqueness, persistence and constant evolution, may be carried out by organized criminals, terrorists, hacktivists, nation-states, state-sponsored organizations or other threat actors with malicious intentions and significant resources and sophistication, any of which may see their effectiveness enhanced by the increasing use of artificial intelligence (AI). Given the high level of threat and sophistication, robust defense capabilities and increased resources are imperative but cannot guarantee complete protection from cybersecurity risks. These risks encompass various forms, including, but not limited to, installation of malicious software, ransomware, viruses, social engineering (including phishing attacks and other forms of digital impersonation), denial of service attacks, employee theft or misuse, unauthorized access to data, software bugs, server malfunctions, software or hardware failure, and other cybersecurity threats and incidents. These risks may derive from human error, fraud or malice from employees or third parties or accidental technological failure and have increased in frequency, scope and potential impact in recent years, posing challenges in effective detection, defense, mitigation and remediation. Notably, these risks have been heightened in connection with ongoing global conflicts and other geopolitical events, and we cannot be certain how this new risk landscape will impact our operations. When geopolitical conflicts develop, critical infrastructures may be targeted by nation-states or state-sponsored organizations even if they are not directly involved in the conflict, and there can be no assurance that our business will not become a potential target.

Our operations also depend on the timely backups, maintenance, upgrade, software updates and replacement of such systems. While we regularly evaluate the need to backup, maintain, upgrade, update or replace such systems to protect our operations, stay current on products offered by our third-party vendors and service providers, and improve the efficiency and scope of our IT and OT capabilities, such efforts may not result in the productivity or cybersecurity improvements at the levels anticipated or could adversely impact our operations by requiring substantial capital expenditures, diverting management’s attention, or causing delays, disruptions or difficulties in transitioning to new systems. Any of the foregoing, if not anticipated or appropriately mitigated, could have an adverse and material effect on our business, financial condition and results of operations.

Even though the Company has insurance coverage associated with the foregoing, it may not be sufficient to cover all potential losses. We also cannot ensure that our existing cybersecurity insurance coverage will be sufficient to cover the successful assertion of one or more large claims against us, continue to be available on acceptable terms, or at all, or that the insurer will not deny coverage as to any future claim.

For further information on our cybersecurity policies and measures, see “Item 16K — Cybersecurity.”

Compliance with and changes in data privacy and cybersecurity laws and regulations could require us to make substantial capital expenditures and incur costs and liabilities and adversely affect our performance

In the ordinary course of business, we collect, use, store, disclose, transfer and otherwise process personal information, including personal information specific to employees, customers, vendors and other individuals. We may transfer some of this personal information to third parties with whom we do business, such as our third-party vendors and service providers. Accordingly, we are subject to a variety of stringent data privacy and cybersecurity laws and regulations at the state, federal and international level, as well as contractual requirements, industry standards and other obligations related to data privacy and cybersecurity. For example, at the US state level, we are subject to, among other things, the California Consumer Privacy Act, as amended by the California Privacy Rights Act, which gives California residents certain rights with respect to their personal information. At the US federal level, we are subject to, among other things, the authority of the US Federal Trade Commission, which initiates enforcement actions in response to cybersecurity breaches and regulates unfair or deceptive acts or practices, including with respect to data privacy and cybersecurity. At the international level, we are subject to, among other things, the EU’s General Data Protection Regulation (the “GDPR”) and, following the withdrawal of the UK from the EU, the UK General Data Protection Regulation (i.e., a version of the GDPR as implemented into UK law), both of which impose strict obligations and restrictions concerning the processing of personal data and provide certain individual privacy rights to persons whose data is processed.
ICL Group Limited 25

Additionally, our operations are subject to Israeli law, specifically the Israeli Protection of Privacy Law and the Israeli Protection of Privacy Regulations (Data Security). These legal frameworks establish principles and obligations related to the processing of personal data within the jurisdiction of Israel, emphasizing lawful processing, data subject rights, and the implementation of robust data security measures.

The legal and regulatory environment surrounding data privacy and cybersecurity is rapidly evolving, and such laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material and adverse impact on our business. While we have implemented certain measures to comply with applicable data privacy and cybersecurity laws and regulations, as well as contractual requirements, industry standards and other obligations, such laws and regulations are in some cases relatively new and the interpretation and application of these laws and regulations are uncertain. Thus, there can be no assurance that our efforts will be deemed compliant with such laws and regulations. As discussed earlier, we are also subject to the risks of cybersecurity threats or incidents, which may themselves result in a violation of such laws and regulations and may require us to report certain incidents to affected individuals or the relevant regulatory authorities. Compliance with these laws and regulations, other similar laws and regulations that may be enacted in the future and other applicable data privacy and cybersecurity obligations could also cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business. Any failure, or perceived failure, by us to comply with applicable data privacy and cybersecurity obligations could result in enforcement actions, investigations, litigation, imposition of fines or civil or criminal penalties. We also post public privacy policies and other documentation regarding our collection, use, storage, disclosure, transfer and other processing of personal information, and any actual or perceived failure to comply with our published privacy policies and other documentation may carry similar consequences if our published policies and other documentation are found to be deceptive, unfair or misrepresentative of our actual practices. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Failure to retain and/or recruit personnel for key operational/professional positions, or to attract additional executive and managerial talent, could materially and adversely affect our business

Given the complexity of our businesses and their global reach, we rely upon our ability to recruit and retain skilled management and other employees, including engineers, agronomists, scientists, technical equipment operators, programmers, data scientists, and other employees with special expertise. Much of our competitive advantage is based on the expertise, experience and know-how of our key management personnel. Any loss of service of key members of our organization, or any diminution in our ability to continue to attract high-quality employees may delay or prevent the achievement of major business objectives and may have a material adverse effect on our business, financial condition and results of operations.

ICL Group Limited 26

We may not succeed in reducing our operating expenses within the framework of various efficiency programs implemented by the Company in its various sites

To cope with the challenging business environment prevailing in recent years and the increasing level of competition, we constantly review our total expenses and cost structure, and accordingly implement, from time to time, various efficiency programs designed to reduce costs. Such programs are subject to risks and uncertainties, and actual results may differ, even materially, from those planned or expected, and might adversely affect our business and operations, as well as our ability to realize other aspects of our strategy.

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

In September 2021, the Company entered into a new sustainability linked loan (SLL) agreement and in April 2023, into a Sustainability-Linked Revolving Credit Facility Agreement, both of which includes sustainability performance targets, any failure to comply with these targets or failure to successfully track certain measurements we need to provide pursuant to the SLL, may result in penalties and impede our efforts to raise funds, which may not be available to us on favorable terms or at all, especially as such loans become increasingly common. For further information, see Note 13 to our Audited Financial Statements.

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

ICL Group Limited 27

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

ICL Group Limited 28

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

ICL Group Limited 29

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

For further information, see “Item 4 – Information on the Company — B. Business Overview”.

Accidents occurring during our industrial and mining operations and failure to ensure the safety of our workers and processes, could adversely affect our business

Various occupational hazards are inherent in our industrial and mining operations. Thus, our operations require that we take special precautionary measures to maintain a safe and healthy work environment. To ensure the safety of workers and others in the Company's facilities, we are subject to strict occupational health and safety standards, prescribed by local, national and international laws, regulations and standards. Additionally, we are exposed to operational risks associated with industrial or engineering activities, such as maintenance problems or equipment failures.

Some of our manufacturing or marketing activities (and sometimes transportation and storage as well) entail safety risks that we attempt to minimize but are unable to eliminate. In various countries, including Israel and the US, legislation exists that can impose liability on us irrespective of our actual intent or negligence. Other laws impose liability on defendants jointly and severally, and sometimes retroactively, and therefore can cause us to be liable for activities executed jointly with others and at times solely by others. In the beginning of March 2023, a fatal accident occurred at the Cabanasses mine in Spain was followed by a gradual ramp-up in production due to extraordinary safety measures. This incident is still under investigation by local authorities.

ICL Group Limited 30

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

For further information, see “Item 4 – Information on the Company — B. Business Overview “.

We are exposed to the risk of third‑party and product liability claims

We are also exposed to risk of liability related to damage caused to third parties by our operations or by our products. We have third‑party liability insurance for damages caused by our operations and for product liability. However, there is no certainty that this insurance will fully cover all damage for such liability. Moreover, sale of defective products by us might lead to a recall of products by us or by our customers who had used our products. In addition, the sale of defective products, as well as damage caused to third parties by our activities or our products may harm our public image and reputation and, as a result, materially and adversely affect our business, financial condition and results of operations.

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

ICL Group Limited 31

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

Risks Related to Our Operations in Israel and/or to the Company being an Israeli Company

Due to our location in Israel and/or being an Israeli company, which also operates outside of Israel, our business and operations may be exposed to war or acts of terror

War, acts of terror and/or governmental instability in the regions where we operate are likely to negatively impact us. This impact may manifest itself in production delays, distribution delays, loss of property, increasing cyber-attacks, injury to employees, political sanctions and difficulties in obtaining insurance coverage or increased insurance premiums. In addition, our sales may be subject to economic boycotts or other sanctions on our products.

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

Our IT systems, OT systems, and infrastructure, and those of our third-party vendors and service providers constitute a basic platform for operational continuity and are also potential targets of malware and other cyberattacks. Potential cybersecurity threats and incidents can cause, among other things, damage to such systems and our plants, data loss, software vulnerability and external and internal access to sensitive and confidential information, including personal information. We have implemented a plan for safeguarding and backing up such systems. Such implementation includes separation of our information networks from the computerized process systems, physical protection of the computer rooms and terminals and training of employees. However, there is no assurance that the Company will successfully accomplish complete protection from cybersecurity risks. For more information, see “Any cyberattack, interruption, breakdown, destruction, disruption, cybersecurity breach or other similar incident with respect to our, or our vendors’ or service providers’, IT systems, OT systems or infrastructure could materially and adversely affect our business”.

In October 2023, the Israeli government declared a state of war in response to an attack on civilians at its southern border. Subsequently, additional attacks were launched towards northern Israel. The new security situation has led to several challenges, including some disruptions in supply chains, a shortage of personnel due to mobilization for reserve duty, and fluctuations in foreign currency exchange rates relative to the Israeli shekel.

ICL Group Limited 32

Regional tensions involving Houthis attacks on commercial ships have recently intensified, affecting shipping operation at the Red Sea. This could lead to delays in shipments as well as increased shipping and insurance costs.

The Company has taken measures to ensure the safety of its employees and business partners, as well as the communities in which it operates, in order to minimize any potential impact on its business, including avoidance of disruption to production in its facilities in Israel.

However, since the developments related to the war situation, as well as its duration, are unpredictable, the Company has no ability to estimate the extent of the war’s potential impact on its future business and results. The Company continuously monitors the developments and will take all necessary actions to minimize any negative consequences to its operations and assets.

The ultimate impact of a war is highly uncertain and subject to change. To the extent that a war may negatively impact our business, results of operations, liquidity or financial condition, it may also have the effect of increasing many of the other risks described in this “Risk Factors” section.

We conduct operations in Israel and therefore our business, financial condition and results of operations may be materially and adversely affected by political, economic and military instability in Israel and its region

Our headquarters, some of our operations, and some of our mining facilities are located in Israel and many of our key employees, directors and officers are residents of Israel. Accordingly, political, economic and security conditions in Israel and the surrounding region may directly affect our business. Since the establishment of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon), the most recent conflict is the war in Gaza, which is still ongoing. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could materially and adversely affect our business, financial condition and results of operations and could result in, inter alia, lowering the credit rating of the State of Israel and make it more difficult for us to raise capital. Recent political uprisings, social unrest and violence in various countries in the Middle East and North Africa, including Israel’s neighbors Egypt, Lebanon and Syria, are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries and has raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.

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

ICL Group Limited 33

Our operations may be disrupted as a result of the obligation of Israeli citizens to perform military reserve service

Many Israeli citizens are obligated to perform one month, and in some cases more, of annual military reserve service until the age of 45 (or older, for reservists with certain occupations) and, in the event of a military conflict, may be called to active duty. In 2023, during the war in Gaza, approximately 15% of ICL employees in Israel were drafted for army reserve duty. We made some adjustments to our operations, to meet customer commitments and production requirements without incurring any material impact. As of today, the majority of the Company’s employees in Israel who had been called up for reserve duty have now returned to full-time work. Although periods of significant call‑ups of military reservists have had no material impact on our operations, it is possible that future military reserve duty call‑ups will adversely disrupt our operations.

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

ICL Group Limited 34

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

Risks Related to Our Ordinary Shares

We have one key shareholder who is our controlling shareholder. This controlling shareholder may influence decision making with which other shareholders may disagree

As of December 31, 2023, the Israel Corporation Ltd. (“Israel Corp.”) holds the controlling interest in the Company.

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

ICL Group Limited 35

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

ICL Group Limited 36

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

For example, as at the date of the report, there are about 15 million outstanding options for our ordinary shares that were issued under our incentive and compensation plan. For further information, see Item 6 - Directors, Senior Management and Employees—E. Share Ownership.

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

ICL Group Limited 37

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

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of ordinary shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as US public companies whose securities are registered under the Exchange Act. However, the Company is required to make certain filings with the SEC, including an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

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

As of December 31, 2023, Israel Corp. holds approximately 43.15% of our outstanding ordinary shares and approximately 43.98% of the shareholders' voting rights.

ICL Group Limited 39

The following is a list of significant acquisitions and divestitures over the last several years:

•	In February 2024, the Company completed the acquisition of Nitro 1000, a manufacturer, developer and provider of biological crop inputs in Brazil, for a consideration of $30 million.

•	In January 2022, the Company completed the sale of its 50% share in its joint venture, Novetide Ltd.

•
In January 2021 and in July 2021, the Company completed the acquisitions of Agro Fertiláqua Participações S.A., one of Brazil's leading specialty plant nutrition companies, and the South American Plant Nutrition business of Compass Minerals América do Sul S.A. (hereinafter - ADS), respectively.

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

•	Polysulphate® resources in the UK.

•
Customized, highly effective specialty fertilizers that provide improved value to the grower, as well as essential nutrition for plant development, optimization of crop yields and reduced environmental impact.

•	A focused and highly experienced team of technical experts that develop production processes, new applications, formulations and products for our agricultural and industrial markets.

ICL Group Limited 40

•
A strong crop nutrition sales and marketing infrastructure that optimizes distribution channels of commodity, specialty and semi-specialty fertilizers by leveraging its commercial excellence, global operational efficiency, region-specific knowledge, agronomic and R&D capabilities, logistical assets and customer relationships.

•
Research & Development and Innovation: We benefit from our proximity to Israel’s global-leading high-tech and agri-tech eco-system, as well as our vast agronomy and chemistry knowledge that we have accumulated over decades. Our extensive global R&D infrastructure includes 23 R&D and Innovation centers around the world that employ 300 highly experienced personnel who have obtained our 700 active patents in 210 patent families. ICL's R&D unit supports the development of new, innovative products, applications and formulations for each of our operating segments through internal research, employee ideation and collaborative research with third parties.

•	An extensive global logistics and distribution network with operations in over 30 countries.

For the year ended December 31, 2023, we generated total sales of $7,536 million, operating income of $1,141 million, adjusted operating income of $1,218 million, net income attributable to the shareholders of the Company of $647 million and adjusted net income attributable to the shareholders of the Company of $715 million. See "Item 5 – Financial Results and Business Overview– A. Operating Results" and Note 5 to our Audited Financial Statements.

Sales by the Industrial Products segment totaled $1,227 million and operating profit attributable to the segment totaled $220 million, sales by the Potash segment totaled $2,182 million and operating profit attributable to the segment totaled $668 million, sales by the Phosphate Solutions segment totaled $2,483 million and operating profit attributable to the segment totaled $329 million, and sales of the Growing Solutions segment totaled $2,073 million and operating profit attributable to the segment totaled $51 million.

For a breakdown of sales and a geographic market by segments, see “Item 5 – Financial Results and Business Overview— A. Operating Results” and Note 5 to our Audited Financial Statements.

ICL Group Limited 41

Markets and Industries

General

Our integrated business model is mainly structured around three mineral value chains – bromine, potash and phosphate. These minerals are the main raw materials for most of the value-added downstream products in our Company’s portfolio. Our operations are organized under four reporting segments: Industrial Products, Potash, Phosphate Solutions and Growing Solutions. The segments represent a specific value chain, and we are a leader in each of these segments – either in terms of market share or cost competitiveness.

Our Industrial Products segment primarily operates our bromine value chain, which includes elemental bromine and bromine compounds for various industrial applications. This segment also operates several complementary businesses, mainly phosphorous-based flame retardants and additional Dead Sea minerals for the pharmaceutical, food, oil and gas, and de-icing industries.

The Potash segment operates our potash value chain and includes primarily potash fertilizers and our magnesium business, a byproduct of potash production, which produces and sells pure magnesium and magnesium alloys, as well as chlorine and sylvinite.

The Phosphate Solutions segment is based on our phosphate value chain. It includes specialty phosphate salts and acids for various food and industrial applications, as well as commodity phosphates, which are used mainly as fertilizers.

The fourth segment, Growing Solutions, includes our specialty fertilizers business. In 2021, we expanded our geographic scope, with the acquisitions of Fertiláqua, a Brazilian specialty crop nutrition company, and a South American plant nutrition business from Compass Minerals (hereinafter - ADS). Both acquisitions were integrated into our operations during 2022 and have helped to position ICL as the leading specialty plant nutrition company in Brazil as well as balance the segment's seasonality between the Northern and Southern hemispheres.

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

ICL's bromine solutions play an important role in a wide range of products, enhancing the safety of consumer goods and promoting efficiency in industrial production. The largest commercial utilization of bromine is in flame retardants, which are used by the electronics and components, automotive including electric vehicles ("EVs"), building and construction, as well as furniture and textiles end-markets. Bromine and its derivatives are also used in various other industrial applications, including rubber production, oil and gas drilling, water purification, and in the pharmaceutical and food industries.

Demand for products manufactured by our Industrial Products segment is driven by population growth, improved standards of living, greater environmental and safety awareness, and an increased focus on cost effective industrial production. Increased regulation and environmental awareness also drive demand for polymeric and reactive bromine- and phosphorus-based flame retardants, which are considered more environmentally friendly.

As bromine prices increased over the past several years, reaching record highs in the fourth quarter of 2021, competitive resources that were traditionally less profitable found it advantageous to return to the market. As additional supply became available, bromine prices declined and returned to rates not seen since 2009.

The electronics end-market experienced continued weakness, which initially emerged towards the end of 2022 and persisted into 2023. The building and construction end-markets were also soft in 2023, as inflation and higher interest rates persisted on a global basis. However, demand from the oil and gas industry remained strong, and the Company also continued to serve an array of industries through its specialties minerals business, targeting food, pharma and other end-markets. Over the long-term, ICL estimates bromine demand to remain relatively stable and expects market growth to be primarily linked to above-mentioned market drivers. Additionally, demand for flame retardants is expected to keep pace with the natural electronics replacement cycle and gradually accelerate, due to expected growth in EVs and energy storage solutions and as the AI trend materializes.

ICL Group Limited 43

Phosphate Specialties

Our phosphate specialties business is part of our Phosphate Solutions segment and is focused on developing products for the food and industrial end-markets. These products are centered around the Company's vertical integration into phosphate rock and fertilizer-grade phosphoric acid, also known as green phosphoric acid, which undergoes a chemical process to become purified phosphoric acid, also referred to as white phosphoric acid (WPA). As part of its value-add proposition, we produce and market purified acids and phosphate salts, in addition to commodity phosphates.

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

Consumer demand for different food products has changed dramatically over the past several decades, driven by higher income per capita, demographic shifts and lifestyle changes. Longer working hours, changing family structures, increased awareness of nutrition and health issues, and access to a broader variety of food products, have resulted in growing demand for more sophisticated, protein-enriched, unprocessed (clean label) and non-allergenic food products with improved flavor, texture and appearance. An increasingly longer supply chain and consumer awareness of food waste also drives demand for longer shelf‑life and food stability. These trends stimulate long‑term demand for food additives, such as phosphate derivatives and phosphate and protein formulations.

In 2023, we increased our food-grade WPA production at our YPH operation in China, in order to serve local food and industrial applications markets, as well as our battery grade MAP sales to the rapidly growing lithium iron phosphate ("LFP') battery market in China.

In the US, we broke ground on the first large-scale LFP battery materials manufacturing plant, which is expected to help meet growing demand from the energy storage, EV and clean-energy industries for US-produced-and-sourced essential battery material. ICL’s investment in the plant was augmented by a $197 million grant from the US Department of Energy. In addition, ICL plans to develop a Customer Innovation and Qualification Center (CIQC) in St. Louis focused on cathode active material. The center is planned to be operational by the end of 2024, in line with the Company’s execution of its long-term plan to provide commercial solutions for the energy storage systems (ESS) market in the US.

ICL Group Limited 44

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

Short term demand for fertilizers is volatile, seasonal and affected by factors, such as the weather in the world’s key agricultural growing regions, fluctuations in planting main crops, agricultural input costs, agricultural product prices and developments in biotechnology. Some of these factors are influenced by various countries’ government subsidies and environmental regulations or by the lines of credit granted to farmers or to producers of agriculture inputs. In addition, currency exchange rates, legislation and international trade policies have an impact on the supply, demand and level of consumption of fertilizers worldwide. Despite any short-term issues, we expect that the upward growth trend in the fertilizers market will be maintained in the long-term.

Global fertilizer demand is also driven by the supply/demand balance for grains and other agriculture products markets, which impacts prices. Supply of agriculture products is influenced by weather, planted areas and input usage, while demand is primarily influenced by population growth and dietary changes in the developing world.

Population and Income Growth per Capita. Historically, growth in global fertilizer consumption has been closely correlated to the growth of the world’s population, which is expected to grow from 8 billion in 2023 to 9.7 billion by 2050, according to the United Nations (UN). Economic growth in emerging markets supports food demand and, as a result, fertilizer use. In addition, growth in income per capita in developing markets is resulting in a shift to more protein‑rich diets through higher meat consumption – which requires larger quantities of grain for the growth of cattle. According to estimates published by the International Monetary Fund (IMF), GDP per capita in emerging markets and developing economies (current prices) is expected to grow by 4% and 4.3% in 2024 and 2025, respectively.

Declining Arable Land per Capita. As the world’s population grows, mainly in cities, farmland per capita decreases and more food production is needed from each acre of farmland, which requires increased yield per planted area. New arable land is available only in limited quantities and is concentrated mainly in Brazil. Therefore, the only viable path to increased crop production is through increasing yields in developing regions – mainly in China, India, Russia, Africa and Central America. This can be achieved by optimizing the use of fertilizers - especially improving the balance in the use of potash, which is underutilized versus the use of nitrogen fertilizers - together with improved water availability and better seeds.

ICL Group Limited 45

Grain Stock‑to‑Use Ratio. As illustrated by the chart below, from 2000 until the 2022/23 agriculture season pressure on food demand and unfavorable weather in the main growing areas resulted in low levels of the grain stock‑to‑use ratio (a metric index of the level of carryover stock). Since then, favorable weather has led to a trend of increasing yields, resulting in an increase in the grain stock-to-use ratio. An increase in the grain stock-to-use ratio generally indicates that grain prices may decline (due to higher grain supply) and vice versa.

Stocks are an important market variable, which represent inventories at a point in time, and reflect the balance between supply and demand. The stock-to-use ratio also indicates the level of carryover stock for any given commodity, as a percentage of the total demand or use. High stock-to-use ratios indicate more supply is available, generally leading to lower prices. Conversely, low stock-to-use ratios indicate a tight supply situation and higher prices.

This ratio also can be used to indicate whether current and projected stock levels are critical or plentiful. By comparing the current year's stock-to-use ratio with years when carryover stocks were below normal – as well as years when carryover stocks were above normal – will help provide an estimate as to the direction of the price trend, as well as the probable extent of price changes.

In 2023, average prices of soybean, corn and wheat decreased by 9.2%, 19.1% and 18.3%, respectively, while rice prices increased by 1.9%. Much improved crop production in 2023 weighed on grain prices in key growing areas. In Europe, renewed exports of low-cost Ukrainian wheat forced regional prices lower, while in the Americas large harvests in the USA (corn) and Brazil (soy) eased stock concerns. As such, fertilizer affordability has been eroded over the past six to twelve months.

The WASDE report, published by the USDA in January of 2024, further supports the above and showed a decrease in the expected ratio of the global grain inventories to annual consumption, to 27.7% for the 2023/24 agriculture year (projected), compared to 28.1% for the 2022/23 agriculture year, and 28.4% for the 2021/22 agriculture year.

ICL Group Limited 46

Specialty Agriculture

Specialty fertilizer markets are estimated to be growing at a CAGR of 6.8% from 2024 to 2030, depending on the market segment (Luclntel, 2023), which is faster than the conventional fertilizer market. Farmers use specialty fertilizers to meet the needs of specific crops, soil types and climates, to achieve more efficient and effective fertilization and to maximize yield and quality. Specialty fertilizers allow for more precise application of the critical foundations for plant development and are generally used for specialty crops (such as fruits and vegetables, greenhouses and horticulture). In recent years, usage has also expanded to larger specialty field crops. The global increase in the demand for food is expected to drive a related increase in the use of specialty fertilizers. These fertilizers include enhanced efficiency fertilizers, such as controlled release fertilizers (CRF), which allow for precision in the release of nutrients over time and delayed or slow-release fertilizers (SRF), which allow for a very slow release of nutrients (nitrogen and potassium only). Other enhanced efficiency fertilizers include liquid fertilizers, integrated in irrigation systems and in herbicides, and fully water-soluble fertilizers, which are most commonly used for fertilization by means of drip irrigation systems and foliar spraying.

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

ICL Group Limited 47

An example of such regulations is the EU Nitrate Directive, which sets a limit on the amount of nitrates that may be found in the water supply. Specialty fertilizers, such as CRFs, can optimize the availability of nitrogen to the crop, thereby reducing nitrate levels. To address sustainability issues, ICL introduced eqo.x, the first offering in the market to provide a CRF coating, which biodegrades more rapidly and was specifically designed to meet new EU fertilizer standards due to take effect in 2026. We believe that Eqo.x will help farmers maximize agricultural crop performance while also limiting environmental impact, by reducing nutrient loss and by increasing nutrient use efficiency (NUE). It will also allow for increased or similar yields, with reduced fertilizer rates, and can help reduce the number and amount of nitrogen applications, while providing consistent and predictable nutrient release.

New Grower Practices

Grower practices can have a substantial impact on the growth of the specialty fertilizers market. Fertigation usage is growing, and applying fertilizers via fertigation systems is much more efficient when using specialty fertilizers. Ongoing improvements in agricultural technology have resulted in an increase in the usage of drip irrigation and an increase in demand for liquid and water-soluble fertilizers.

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

Israel

Dead Sea: We benefit from access to the Dead Sea, one of the world’s most abundant, enduring and cost-efficient sources of potash and bromine. The Company’s access to these resources is based on an exclusive concession from the State of Israel for the extraction of minerals from the Dead Sea. ICL’s production facilities at the Dead Sea enjoy lower production costs, compared to underground potash mining operations or bromine extracted from resources with lower mineral concentration. The Dead Sea has a high mineral concentration and virtually unlimited supply, and ICL’s unique solar evaporation production process is less energy intensive. Furthermore, the Dead Sea’s hot and dry climate allows ICL to store large amounts of potash outdoors at a low cost. This advantage enables ICL to operate its potash facilities at full production capacity, despite periodic fluctuations in demand, and to react faster in periods of higher demand. In addition, ICL benefits from lower transportation and logistics costs compared to competitors and has a faster time to market, due to the geographic proximity of its facilities to seaports and Israel’s location to its main geographical markets - especially the rapidly‑growing markets of India, China and Brazil. While ICL benefits from these advantages, it incurs other infrastructure‑related costs in connection with harvesting salt from Pond 5. For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment”.

Negev Desert: We hold a unified mining concession for three sites containing phosphate open-pit mines (Rotem, Oron, and Zin) in the Negev desert region of southern Israel. Currently, ICL Rotem operates two of them (Rotem and Oron), due to the discontinuation of the mining activities at Zin in 2020.

ICL Group Limited 48

China

We also operate an open pit mine in Haikou, China, using conventional methods, under a phosphate mining license issued in July 2015 by the Division of Land and Resources of the Yunnan district in China.

The majority of our phosphate rock production in China (and Israel) is used internally to manufacture phosphate fertilizers and fertilizer-grade and pure phosphoric acid, with the balance sold to third parties. Our phosphate assets are the base of our vast and diversified specialty phosphates product portfolio and are used in industrial applications, as well as food additives and specialty fertilizers. These offerings provide additional value to ICL while reducing our exposure to volatility in the commodity markets. See “Item 3 - Key Information— D. Risk Factors”.

The UK

We are currently the only global producer of polyhalite, a unique and organic resource used as a fertilizer that comprises potassium, sulfur, calcium and magnesium, which ICL markets under the name Polysulphate. Unlike blended or compound fertilizer, Polysulphate is available in its natural state and is mined, crushed, screened and bagged, with no additional chemical separation or other industrial processes. It is also soluble, easily absorbed and a cost-effective answer to crop nutrition, and has the lowest carbon footprint available globally.

Spain

We hold licenses to mine potash and salts from underground mines with vast resources in Spain. In 2021, we completed the consolidation of our activities into a single complex which now operates via a ramp instead of a shaft. The implementation of the ramp project, alongside the expansion of flotation capacity and other efficiency efforts, have facilitated a more consistent and reliable operation which contribute significantly to our efforts to augment production capacity and to reduce costs.

•
Diversification into higher value‑added specialty products leverages our integrated business model. The Company’s integrated production processes are based on a synergistic value chain that allows us to both efficiently convert raw materials into value‑added downstream products and to utilize the by‑products. For example, in phosphates, we utilize backward integration to produce specialty phosphates for the food industry and for industrial applications. These businesses benefit from higher growth rates, higher margins and lower volatility compared to commodity phosphates. In addition, as a by‑product of the potash production at the Dead Sea, we generate brines with the highest bromine concentration globally. Our bromine‑based products serve various industries such as the electronics, construction, oil and gas, and automotive industries.

•
Leading positions in markets with high barriers to entry. ICL has leadership positions in many of the key markets in which it operates. It is the clear leader in the bromine market, with approximately one third of global production, as well as most of the excess capacity in the market. In the potash market, our Dead Sea operations have a leading competitive position and, according to CRU, the Dead Sea is among the most competitive potash suppliers to China, India and Brazil. ICL also has the largest market share in specialty phosphates, in the combined markets of North America, Europe and Latin America, and it is the sole producer of Polysulphate®. ICL has leadership positions in additional product lines, such as phosphorous-based flame retardants, PK fertilizers in Europe, and soluble phosphate‑based fertilizers.

ICL Group Limited 49

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

•
Strong cash generation and closely monitored capital allocation approach. A continuous focus on cash generation and the optimization of capital expenditures (CAPEX) and working capital – as well as the implementation of efficiency measures – enabled us to continue to generate a strong operating cash flow of $1,595 million in 2023. ICL's capital allocation approach balances its long‑term value creation through investments in its growth, with its commitment to providing a solid dividend yield, while aiming to maintain an investment grade rating of at least BBB- by S&P and Fitch. In 2020, the Company’s Board of Directors resolved to extend our dividend policy of a payout ratio of up to 50% of annual adjusted net income, until further notice. In respect to 2023 adjusted net income, the Company declared total dividends in the amount of $357 million, reflecting a dividend yield rate of approximately 4.68% (based on the average share price for the year). See “Item 8 - Financial Information— A. Consolidated Statements and Other Financial Information”.

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

ICL Group Limited 50

Our Strategy

Our strategy is to achieve or strengthen our leadership position in each of the business segments we operate in – either in terms of market share, value added to customers, or cost competitiveness – and to grow our businesses to create shareholder value. We do this by leveraging our unique assets, strategic locations, deep domain expertise, and profound understanding of agronomy, chemistry and customer needs, as well as by taking advantage of our access to leading global innovation and technology ecosystems. We have identified several growth engines, including:

Agriculture – We intend to build global leadership by developing and enhancing our portfolio of essential and advanced crop nutrition products, digital solutions and integrated services, enabling farmers to increase yields and provide for the ever-growing nutritional needs of the world. Our growth in agriculture is driven by innovation, investment in increasing capacity and M&A, and it is supported by the increasing demand for organic fertilizers, micronutrients, bio stimulants and other specialty fertilizer solutions, focusing on growing markets.

Food – We intend to solidify our global leadership position in food security, focusing on shelf-life, sodium reduction, textures, and reduction of food waste. We also expect to capitalize on sustainability driven food tech opportunities, such as the alternative proteins market, by focusing on food technologies and innovation, and by increasing capacity for food grade solutions. Growth will be achieved both organically and through M&A.

Industrial – We intend to strengthen our global leadership in bromine, and phosphate-based specialties solutions by focusing on long-term customer relationships and by capitalizing on new market opportunities. Growth will be supported by expanded R&D and business development activities for new and sustainable bromine, phosphate and phosphorous-based applications, as well as investment in additional capacity, including for energy storage solutions.

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

ICL Group Limited 51

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

Culture

ICL fosters a ’Business Culture of Leadership ' which focuses on creating a leading and sustainable work environment, with a strong commitment to all stakeholders. Culture at ICL, means 'Doing the right thing', Safety and employees well-being is the Company’s top priority and every effort is made to achieve top-tier safety results. Culture at ICL, also means operating with a clear commitment to create sustainable impact, based on UN SDG's. We strive to be an Employer of Choice by strengthening the Company’s value proposition to employees and by promoting ICL’s core values. We also foster an innovation-driven culture, which leverages our technology and know-how, to better serve our customers and increase their loyalty. To ensure we live up to our values, culture at ICL also means accountability, transparency, and top-tier corporate governance.

Innovation

As part of our strategic focus to enhance customer value through innovation, we are constantly reviewing our product portfolio and are focusing on creating sustainable solutions for global challenges. An internal accelerator drives internal ideation and disruptive R&D.

Capital Structure

Our growth initiatives are supported by our strong financial position. We are focused on maintaining our solid capital structure and generating funds for future growth, by preserving our financial leverage at investment grade levels and improving the maturity profile of our debt portfolio. The Company also strives to optimize capital expenditures, as well as working capital and continuously implement cost efficiencies.

ICL Group Limited 52

Segment Information

ICL is a leading multinational company that operates mainly in the areas of fertilizers and specialty minerals, through four segments – Industrial Products, Potash, Phosphate Solutions and Growing Solutions.

Industrial Products Segment

Our Industrial Products segment produces bromine out of a solution as part of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. Industrial Products is also engaged in the production and marketing of phosphorous-based products, which are produced in Germany and the US. In addition, the segment produces several magnesia, calcium carbonate and salt products, which are produced in Israel and France.

In 2023, sales of the Industrial Products segment totaled $1,227 million (including sales to other segments), a decrease of 31% compared to 2022. Sales by the Industrial Products segment constitute approximately 16% of ICL’s total sales, a decrease of 2% compared to 2022. The segment's operating income totaled $220 million, a decrease of 65% compared to 2022. The Industrial Products segment's operating income constituted approximately 19% of ICL’s adjusted operating income, an increase of 1% compared to 2022. For further information see "Item 3 – Key Information – A. Selected Financial Data – Adjusted to reported operating and net income (non-GAAP financial measures)" and “Item 5 – Financial Results and Business Overview— A. Operating Results” and Note 5 to our Audited Financial Statements.

ICL Group Limited 53

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

Specialty minerals – Specialty minerals include magnesia, calcium carbonate and salt products. The main applications of magnesia products are dietary supplements and pharma, oil and fuel additives, catalysts and many other applications. The calcium carbonate main applications are dietary supplements and pharma. The salts include sodium chloride, magnesium chloride and KCl which are mainly used for the food industry, oil drilling, deicing (MgCl2) and various industrial applications. Due to the uniqueness and high quality/purity of our products, most of our sales are to niche markets.

The following table sets forth the principal products of the Industrial Products segment, as well as their primary applications and end‑markets:

Sub-business line	Product	Primary Applications	Primary End‑Markets
Flame retardants	Bromine, phosphorus and magnesium-Based Flame Retardants	Plastic, building materials and textile production	Electronics, automotive, building, construction and textiles
Industrial solutions	Elemental Bromine	Chemical reagent	Tire manufacturing, pharmaceuticals and agro, PTA and flame retardants
	Brominated and Phosphorus compounds	Raw materials for pharmaceuticals and agro	Pharmaceuticals and agro
	Industrial service	Functional fluids, Biocides (Water treatment and disinfection), Merquel and MBr	Power plants and other industrial facilities
	Clear Brines	Oil and gas drillings	Oil and gas
	Energy storage	Brominated electrolytes, Phosphorus based active salt for electrolytes	Battery producers
Specialty minerals	Magnesia Products	Pharma and Supplementals, health care, transformer steel, catalysts, fuel and oil additives.	Supplementals, multivitamins, transformer steel and health care
	Calcium Carbonate	Supplementals and pharma	Supplementals and pharma
	Solid MgCl2, KCl	Deicing, food, oil drilling, pharma	De-icing, sodium replacement, KCl for drugs. Multi-vitamins, oil drilling companies, small industrial niche markets

ICL Group Limited 54

Industrial Products also develops innovative products and new applications for existing products. New products introduced in recent years include, among others: bromine compounds for energy storage (electrolyte solutions used in flow batteries); VeriQuel®R100 & VeriQuel® F100 (a phosphorus-based reactive flame retardant for rigid and flexible polyisocyanurate and polyurethane); our innovative Bromoquel (replacing ammonia and other chemicals as a more flexible and effective treatment in the event of bromine leakage), CareMag® D, a new natural raw material for deodorants; CDA, for biofilm sustainable, non-toxic treatments that reduce or replace the use of toxic biocide standard treatments; and FruitMagTM, a magnesia-based product which serves as firming agent for post-harvest treatments to increase the shelf life of citrus fruits.

Production

Our Industrial Products segment's major manufacturing facilities are located in Israel (production of bromine, bromine compounds, magnesia and salts products), the Netherlands (bromine compounds), Germany (phosphorus compounds), France (magnesia and calcium carbonate-based products), the US (phosphorus compounds) and China (bromine compounds).

The Industrial Products segment's principal manufacturing plants and marketing companies are set forth in the map below:

Operational Sites – Industrial Products Segment

North America	
ICL U.S. Baltimore	Distribution Center
ICL U.S. Chicago	Distribution Center
ICL U.S. New Orleans	Distribution Center
ICL U.S. New Jersey	Distribution Center
ICL U.S. St. Louis	Marketing Company
ICL U.S. Gallipolis Ferry	Phosphorus Industrial Solutions / Phosphorus Flame Retardant

Europe	
ICL Belgium	Distribution Center
ICL The Netherlands	Marketing Company
ICL France Caffiers	Specialty Minerals
ICL The Netherlands Terneuzen	Bromine Flame Retardant / Bromine Industrial Solutions
ICL Germany Bitterfeld	Phosphorus Industrial Solutions / Phosphorus Flame Retardant

Asia	
ICL Singapore	Distribution Center
ICL Japan	Marketing Company, Distribution Center
ICL India	Marketing Company
ICL South Korea	Marketing Company, Distribution Center
ICL Hong Kong	Marketing Company
ICL China	Marketing Company
ICL China Shandong	Bromine Flame Retardant / Bromine Industrial Solutions

South America	
ICL Brazil Sao Paulo	Marketing Company

Israel	
ICL Dead sea	Specialty Minerals / Bromine Industrial Solutions, Distribution Center
ICL Mishor rotem	Specialty Minerals, Distribution Center
ICL Neot Hovav	Bromine Flame Retardant / Bromine Industrial Solutions, Distribution Center

- Distribution Center
- Marketing Company

Manufacturing Plants:

- Bromine Industrial Solutions
- Bromine Flame Retardant
- Phosphorus Flame Retardant
- Phosphorus Industrial Solutions
- Specialty Minerals

ICL Group Limited 55

In 2023, ICL produced approximately 143 thousand tonnes of elemental bromine out of potential annual maximum production capacity of approximately 280 thousand tonnes. Approximately 76% of the elemental bromine produced is used internally for the production of bromine compounds.

Competition

ICL Industrial Products is the world's largest manufacturer of elemental bromine. Based on internal estimates, in 2023 ICL and its two main competitors, Albemarle and Lanxess, accounted for the majority of worldwide production of bromine. Chinese and Indian production accounted for most of the remainder of global production from various sources, including, brine produced from wells, seawater and desalinization plants. Chinese supply is decreasing mainly due to continued depletion of brine wells, along with stricter enforcement in recent years by Chinese authorities of regulations related to safety and ecology in the chemical industry. In 2023, several companies announced new bromine capacities in Laos and Djibouti.

Lanxess and Albemarle produce bromine primarily from underground brine sources in the US. Albemarle also has a joint venture with a Jordanian company to produce bromine and bromine compounds on the Jordanian side of the Dead Sea, sharing the same source of raw materials with ICL. Lanxess purchases bromine from our Industrial Products segment under a long‑term contract.

The main barrier to entry into the bromine and bromine compounds markets is access to an economically viable source of bromine in a sufficiently high concentration. In addition, the bromine business requires complex logistics, including special containers (Isotanks) for the transportation of bromine.

In the phosphorus‑based flame retardants market, competition is mainly from Chinese manufacturers operating in their local markets and in markets outside of China, mainly Europe and the US. Chinese manufacturers have access to a source of high‑quality, low‑cost phosphorus, which improves their ability to compete in this market. In 2023, ICL, LXS and PCC jointly filed an anti-dumping complaint with the European Commission against imports of tris(2-chloro-1-methylethyl) phosphate (TCPP) from China.

The segment benefits from the following competitive advantages:

The Dead Sea, where our operations are located, contains the world’s highest bromine concentration, and our bromine compounds facility at Neot Hovav, Israel, is the largest facility worldwide. As a result, the segment benefits from relatively low production costs of elemental bromine which provides it with a competitive advantage. ICL’s complex logistics system which includes the largest fleet of Isotanks in the world allowing valuable- supply security to our customers. In addition, the segment operates a worldwide marketing, sales and supply chain network, a range of high‑quality products and a technical support system that works closely with our customers, all of which provide a good competitive position in our target markets.

ICL Group Limited 56

Raw Materials and Suppliers

The principal raw materials used by our Industrial Products segment to manufacture its end products are bromine, chlorine, phosphorus and magnesia. The production process also uses significant amounts of water and energy. The segment produces a significant portion of its raw materials through operations to extract Dead Sea minerals. For further information on the extraction operations, see “Item 4 - Information on the Company— D. Property, Plant and Equipment”.

Bromine is produced from end brines, which are salt solutions generated as a byproduct of the potash production process. These brines are transported to ICL Industrial Products’ plant in Sodom, where bromine is produced in an oxidation process using chlorine and steam.

Chlorine is produced by electrolysis of sodium chloride and as a byproduct of the metal magnesium production process of Dead Sea Magnesium Ltd. (“Dead Sea Magnesium”). The electrolysis facility and the magnesium plant are located next to the bromine production facility in Sodom. Additionally, sodium chloride utilized in the electrolysis process is obtained as a byproduct of potash production in Sodom.

Industrial Products uses elemental bromine to produce bromine compounds at its facilities in Israel, the Netherlands and China. The surplus bromine is sold to third party entities. Bromine compounds are primarily manufactured via a chemical process that involves bromine along with various other raw materials, of which bisphenol A is the most significant. Bisphenol A is utilized in the production of bromine-based flame retardant TBBA. Additionally, the Industrial Products segment procures many other raw materials essential for the production of its diverse range of products.

ICL Group Limited 57

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

The Industrial Products segment uses magnesium chloride brine to manufacture magnesia products at its Mishor Rotem facilities in Israel and MgCl2 flakes and pellets at its facilities in Sodom Israel. In addition, the Industrial Products segment uses KCl from our Potash segment to manufacture pure and industrial grades of KCl in Sodom.

Industrial Products maintains raw‑material inventories in quantities that take into account the projected level of production based on consumption, supply dates, distance from the supplier and other operational and logistic considerations.

As part of our strategy to increase our energy consumption from renewable energy sources, the Company has signed several contracts for the installation of photovoltaic ("PV") panels at its production sites, which will be gradually installed in the upcoming years.

ICL Group Limited 58

Sales, Marketing and Distribution

Industrial Products’ principal markets are Western Europe, the US, China, Korea, Japan, and the United Arab Emirates. The Industrial Products segment sells its products primarily through a network of marketing companies, while a smaller portion of sales is conducted through agents and distributors throughout the world. Relatively large portion of the segment's sales are conducted via long‑term agreements with an initial term of one year or more.

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

Seasonality

While the operations of the Industrial Products segment are not characterized by seasonal fluctuations, sales of certain products within the segment do vary between seasons. Agricultural products are typically experienced higher sales in the second and third quarters, whereas sales of MgCl2 for de‑icing purposes tend to be higher in the first and fourth quarters. However, the overall impact of these diverse seasonal differences on the Industrial Products segment is not significant.

Natural Resources Tax in Israel

The Law for Taxation of Profits from Natural Resources in Israel became effective on January 1, 2016, with respect to our bromine operation. For further information, see “Item 10 - Additional Information— E. Taxation” and Note 15 to our Audited Financial Statements.

ICL Group Limited 59

Potash Segment

Our Potash segment produces and sells mainly potash, salts, magnesium and electricity. We produce potash in Israel, using an evaporation process to extract potash from the Dead Sea at Sodom, and in Spain, using conventional mining from an underground mine. The segment also produces and sells pure magnesium, magnesium alloys and chlorine, as well as salt products produced at its potash site in Spain. The segment operates a power plant in Sodom which supplies electricity and steam to ICL facilities in Israel as well as surplus electricity which is sold to external customers.

In 2023, Potash segment sales totaled $2,182 million (including internal sales), a decrease of 34% compared to 2022. Total sales of the Potash segment constituted approximately 29% of ICL's total sales, a decrease of 4% compared to 2022. The segment's operating income totaled $668 million, a decrease of 63% compared to 2022. The segment's total operating income constituted approximately 55% of ICL’s adjusted operating income, an increase of 3% compared to 2022. For further information, see "Item 3 – Key Information – A. Selected Financial Data" and “Item 5 - Financial Results and Business Overview— A. Operating Results” and Note 5 to our Audited Financial Statements.

Products

Potash is the common name for potassium chloride, also known as MOP- Muriate of Potash, the most common source of potassium for plants and one of the three essential nutrients for plant development. Potash assists in the protection of plants from disease and damaging agents, helps them to adapt to different weather conditions, regulates plant water levels, strengthens plant stems, and strengthens the plant's ability to absorb nourishing substances. We sell potash for direct application as a fertilizer and to compound fertilizer manufacturers.

Production

We produce potash from the Dead Sea and an underground mine in Spain. Our potash production process in Israel is based on the extraction of carnallite, which is a compound comprising potassium chloride (KCl) and magnesium chloride mixed with sodium chloride (NaCl), precipitates in some of the largest solar evaporation ponds in the world. Subsequently, the carnallite is transferred to ICL Dead Sea plants, where a combination of chemical and physical process breaks down the carnallite crystals into potash, using cold crystallization and hot leach technologies. In Spain, we extract potash by mining sylvinite from an underground mine. Sylvinite is a mixture of varying concentrations of potash (KCl) and salt (NaCl), separated by a flotation process at our production plants near the mine.

ICL Group Limited 60

The principal production facilities of our Potash business are our plants in Israel and Spain. The manufacturing plants, distribution centers, and marketing companies of our potash business are set forth in the map below:

In 2023, our potash business produced approximately 4.4 million tonnes of potash. Our potential annual production capacity of potash, once we achieve the expansion in our Spanish site, is expected to be about 5 million tonnes. The potential production capacity of our various plants is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day, other than a few days for annual planned maintenance and renovations. Actual production typically falls short of the potential production capacity due to factors such as unplanned downtime, special maintenance operations, geologic constraints, raw material unavailability, market conditions, and unexpected events.

Production-related developments of the Potash business:

Israel

In 2023, the production in ICL Dead Sea was 3,819 thousand tonnes, lower by 192 thousand tonnes year-over-year, mainly due to operational challenges and war related issues.

Spain

In 2021, ICL Iberia completed the consolidation of its activities into a single complex which now operates via a ramp instead of a shaft. The implementation of the ramp project, alongside the expansion of flotation capacity, has facilitated a more consistent and reliable operation, which contribute significantly to our efforts to augment production capacity.

ICL Group Limited 61

In 2021, the Company signed an agreement with the Catalan Water Agency for the construction and operation of a new collector. This initiative aims to ensure the future operation of our production sites, facilitate an increase in capacity and enhance the treatment of existing salt. Pursuant to the agreement and the Spanish Water law, it was determined that ICL Iberia would bear up to 90% of the project's cost (approximately $110 million). The construction, which is led by Generalitat de Catalonia has already begun, and is expected to extend until early 2027. The operational period is expected to be over 25 years. For further information, see Note 18 to our Audited Financial Statements.

In 2022, the Urban Master Plan was modified to allow increased piling capacity of an additional ten million tonnes of salt, enabling the piling of salt in the upcoming years until the evacuation solution by the new collector is applied.

The Company invests its best efforts in meeting with the requirement to dispose of the salt originating from the potash production process, and as part of this, during 2023 ICL Iberia signed the following commercial agreements:

•	In January 2023, the Company signed a long-term supply agreement to supply un-dried vacuum salt (UVS).

•
In February 2023, the Company signed an agreement with a local contractor for the production of rock salt intended for shipment and sale to various markets, primarily focusing on the UK and North European countries.

•	In March 2023, as part of the divestment agreement of Sal Vesta, the Company signed a long-term take-or-pay supply agreement with Compañía Salinera Salins Ibérica, S.L. for specialty salt products.

In 2023, the production activity was affected by geological complexities as well as by a fatal accident which occurred in March. The Company is implementing a comprehensive plan to enhance production safety at the site. This plan includes the digitalization of mine operational data, improvements in production monitoring through a centralized control room, as well as enhancements in operational processes and organizational design to ensure a safer work environment.

Competition

The potash market is characterized by a relatively small number of manufacturers, some of whom export jointly. The ability to compete in the potash market is largely determined by factors such as production costs, logistic costs, and logistic capabilities. Moreover, new players have high entry barriers due to the significant investment and time required to establish potash operations. In addition, this industry requires appropriate concessions and proximity of production facilities to the mines- For further information, see "Item 3 - Key Information— D. Risk Factors".

ICL’s current significant competitors in the international potash market are Nutrien (Canada), Belaruskali (Belarus), Uralkali (Russia), Mosaic (Canada/Brazil), K+S (Germany/Canada), QSL (China), EuroChem (Russia), APC (Jordan), SQM (Chile), and others.

ICL Group Limited 62

We believe our Potash business benefits from the following competitive advantages:

•	The relatively low average cost of potash production at the Dead Sea, using the sun as a solar energy source in the evaporation process.

•
Logistical advantages due to our strategic geographical location and access to nearby ports in Israel and Europe, along with our relative proximity to customers, result in highly competitive marine and overland shipping costs as well as expedited delivery times.

•
Climate advantages, stemming from the hot and dry conditions of the Dead Sea, enable us to store substantial quantities of potash in an open area at a minimal cost. This capability allows us to sustain continuous production in Sodom and at full capacity, regardless of fluctuations in global potash demand.

•	Our mine in Spain is one of the few in western Europe, creating logistics advantages in supplying European customers.

Raw Materials and Suppliers

Potash does not require additional chemical conversion to serve as a plant‑nutrient fertilizer. Nevertheless, it can also function as a raw material for certain specialty fertilizers and other industrial products.

The primary utilities that we use in order to support our potash production are natural gas, steam, electricity, industrial water, and neutralization materials.

ICL Group Limited 63

Sales, Marketing, and Distribution

The primary markets of our Potash business are Brazil, China, Europe, the US, and India. Our Potash segment sells its fertilizer products primarily via a network of ICL sales offices and through agents worldwide.

Most of our potash sales are not made through contracts or long‑term orders but, rather, through current orders proximate to the supply date, excluding our annual agreements with customers in India, China and a European customer. Accordingly, our Potash segment does not have a significant backlog of orders.

In the Indian and Chinese markets, it is customary to conduct negotiations regarding potash contracts, partially through commercial entities related to the governments of those countries. In other markets, potash is usually imported by many customers. In these markets, we have trade relations with most major customers.

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

In June 2023, as part of ICL’s 2022-2024 Chinese framework agreements, ICL signed contracts with its Chinese customers to supply 800,000 tonnes of potash, with options for additional 350,000 tonnes to be supplied during 2023, at a price of $307 per tonne, which aligns with recent contract settlements.

For further information about trends affecting the segment, see Item 5 – "Financial Results and Business Overview– D. Trend Information".

Our Potash segment grants credit terms to its clients according to customary practices in their locations. The segment's credit sales are generally covered by trade credit risk insurance or letters of credit from banks with high credit ratings.

The Potash business transports potash from Israel and Spain as follows:

The distribution of products from Israel to overseas customers is managed by ships, primarily in bulk, which are leased from the market. These ships are loaded using designated facilities at the ports of Ashdod on the Mediterranean Sea and Eilat on the Red Sea.

The distribution of products from Spain to local customers and customers in France is managed by truck. Products destined for overseas destinations are transported by train and trucks from Súria to the Company's designated facilities located at the port of Barcelona (Spain). Subsequently, the cargo is loaded onto bulk vessels for shipment.

In Israel and Spain, short plant-to-port distances and shorter shipping routes to emerging markets give our Potash business a significant and unique advantage over our main competitors.

ICL Group Limited 64

Seasonality

The seasonal demand for our Potash business products typically characterized by higher sales in the second and third quarters.

Natural Resources Tax

The Law for Taxation of Profits from Natural Resources in Israel entered into effect on January 1, 2017, with respect also to our segment operations at ICL Dead Sea. For further information, see “Item 10 - Additional Information— E. Taxation” and Note 15 to our Audited Financial Statements.

Additional products

The Potash segment produces and sells additional products such as magnesium-based products, dehydrated carnallite, chlorine, salt, surplus electricity (produced in Israel), and more.

Magnesium

The Potash segment also produces magnesium, through Dead Sea Magnesium Ltd. (“DSM”), the largest magnesium producer outside China and the US. The magnesium business produces, markets, and sells pure magnesium, magnesium alloys, chlorine, and dry carnallite.

Magnesium is recognized as the lightest structural metal. One of its primary characteristics is its high strength-to-weight ratio in comparison to other metals, particularly steel and aluminum. Consequently, magnesium finds extensive application in the aluminum and steel sectors, as well as in the casting of parts made from magnesium alloys, notably in the automotive industry.

Production of magnesium originates from carnallite gathered from the Dead Sea. During the electrolysis process, magnesium chloride present in the carnallite is separated into magnesium metal and chlorine gas.

Factors that can reduce production are unexpected breakdowns, special maintenance operations, non-availability of raw materials, and market conditions. The potential production capacity of our various plants is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day.

ICL Group Limited 65

Phosphate Solutions Segment

The Phosphate Solutions segment (hereinafter, the segment) is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers. The strategy of the segment is to be a leading provider of value-added specialty solutions based on phosphate for the energy storage, industrial, food and agriculture markets.

Sales of the Phosphate Solutions segment in 2023 totaled $2,483 million (including internal sales), a decrease of 20% compared to 2022. Total sales of the segment constituted approximately 33% of ICL's total sales, an increase of 2% compared to 2022. Segment operating income totaled $329 million, a decrease of 58% compared to 2022. Total segment operating income constituted approximately 27% of ICL’s adjusted operating income, an increase of 5% compared to 2022.

Sales and operating income of phosphate specialties, in 2023 totaled $1,527 million and $217 million, reflecting a decrease of 15% and 43%, respectively, compared to 2022. Sales and operating income of phosphate commodities, in 2023 totaled $956 million and $112 million, reflecting a decrease of 27% and 72%, respectively, compared to 2022.

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

ICL Group Limited 66

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

The Segment manufactures purified phosphoric acid by purifying green phosphoric acid. Purified phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value such as phosphate salts and acids for a wide range of energy storage, food and industrial applications. Phosphate salts and acids are used in various industrial end markets such as oral care, cleaning products, paints and coatings, water treatment, asphalt modification, construction, metal treatment, energy storage solutions and others. The segment's products for the food industry include functional food ingredients and phosphate additives which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy, beverage and baked goods.

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

ICL Group Limited 67

The segment's principal manufacturing plants, distribution centers and marketing companies are set forth in the map below:

Operational Sites – Phosphate Solutions Segment

North America	
ICL U.S. St. Louis	■
ICL U.S. Lawrence	▲ ●
ICL U.S. Hammond	▲ ●
ICL U.S. Carondelet	▲ ●

Europe	
ICL Germany Ladenburg	■ ▲ ●
ICL UK	■ ▲ ●
ICL Austria Hartberg	■ ▲ ●
ICL The Netherlands	■ ▲
ICL Italy	■ ▲
ICL Poland	■ ▲
ICL France Reims	■ ▲
ICL France	■ ▲
ICL Rus LLC.	■ ▲
ICL Iberia	■ ▲
ICL Romenia	■

Asia	
ICL China	▲ ■ ●
ICL India	▲ ■
ICL Japan	▲ ■
ICL Asia Hong Kong	▲ ■

South America	
ICL Mexico Monterrey	■
ICL Uruguay	■ ▲
ICL Argentina	■ ▲
ICL Aditivos E Ingredientes Ltda- São Paulo	■ ▲
ICL Aditivos E Ingredientes Ltda- Cajati	▲ ●
ICL Aditivos E Ingredientes Ltda- São José dos Campos	▲ ●

Israel	
ICL Rotem	▲ ■ ●

Oceania	
ICL Australia	▲ ■ ●

▲ Distribution Center
■ Marketing Company
● Manufacturing Plants

Current annual potential production capacity is as follows: approximately 3.9 million tonnes of phosphate rock, approximately 1.97 million tonnes of phosphate fertilizers, approximately 1.3 million tonnes of green phosphoric acid, approximately 423 thousand tonnes of purified phosphoric acid and approximately 388 thousand tonnes of phosphate salts. The potential production capacity of the various plants is based on the hourly output of the plants multiplied by the potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours per day, other than a few days for planned maintenance and renovations. Actual production is usually lower than potential production capacity due to special maintenance operations, availability of raw materials, market conditions and unplanned downtime.

ICL Group Limited 68

In 2023, the segment produced approximately 5 million tonnes of enriched phosphate rock, about 1.6 million tonnes of phosphate fertilizers, about 1.2 million tonnes of green phosphoric acid, about 291 thousand tonnes of purified phosphoric acid (as Phosphorus Pentoxide), about 231 thousand tonnes of phosphate salts and about 56 thousand tonnes of food multi-blends.

Production-related developments throughout the Phosphate Solutions segment:

Israel

In 2023, Rotem Israel delivered stable results despite challenging market conditions.
In addition, Rotem Israel achieved a production record in the Pekacid product line (10,698 tonnes).

China

YPH, an equally owned company which is controlled by ICL, improves the competitiveness and flexibility of ICL’s phosphate activities as a result of its access to phosphate rock with extensive reserves. The joint manufacturing platform includes activities over the entire value chain. The performance of YPH continued to improve in 2023 and achieved strong results.

Commencing 2021, YPH operates its new additional food-grade phosphoric acid plant, with a production capacity of 70 thousand tonnes of qualified commercial food-grade acid. This new plant strengthens our phosphate specialties operations and enables additional diversification into higher value-added products.

In addition, the Company operates a MAP 73% battery level minerals plants with an annual capacity of 130 thousand tonnes, 70 thousand tonnes of which derives from a new plant, that positions YPH as one of the dominant phosphate suppliers to the fast-growing LFP industry in Yunnan, China.

The total capacity of MAP 73% battery level minerals, together with the produced technical grade phosphoric acid and improved green phosphoric acid, creates a portfolio that positions YPH as one of the most important phosphate suppliers to the battery industry in south China.

Americas

In August 2023, ICL celebrated the groundbreaking of its battery materials manufacturing plant in St. Louis, which is expected to be the first large-scale lithium iron phosphate (LFP) facility in the US. The plant is expected to help meet growing demand from the energy storage, EV and clean-energy industries for US-produced-and-sourced essential battery materials. ICL’s investment in the plant was augmented by a $197 million grant from the US Department of Energy. In addition, ICL plans to develop a Customer Innovation and Qualification Center (CIQC) in St. Louis focused on cathode active material. The center is planned to be operational by the end of 2024, in line with the Company’s execution of its long-term plan to provide commercial solutions for the energy storage systems (ESS) market in the US.

In the first half of 2023, ICL signed a memorandum of understanding with Aleees, a Taiwanese manufacturer of lithium iron phosphate (LFP) battery cathode materials. As part of the understanding, Aleees will grant ICL with licensed technology related to LFP and will also provide the Company with technical information and support services to accelerate the development of cathode material production in the US.

ICL Group Limited 69

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

Phosphate rock mines and phosphate fertilizers production facilities are located in many countries, including Morocco, which possesses the world’s largest phosphate rock reserves, China, the US, Russia, Jordan, Saudi Arabia, Egypt, Brazil, Tunisia, Peru, Senegal, Israel, Kazakhstan, Australia, South Africa, Algeria, Vietnam, Togo, Syria, Finland, and others. A major part of the mined phosphate rock is used by manufacturers, including ICL, mainly to produce downstream phosphate fertilizers (vertically integrated companies), including Triple Superphosphate (TSP).

The main phosphate fertilizers producers who compete with ICL in the global TSP market include OCP Group (Morocco), Mosaic (Brazil), Polyserve (Egypt), El Nasr Co. for Intermediate Chemicals (NCIC in Egypt), Groupe Chimique Tunisien (GCT in Tunisia), Grupo Fertinal (Mexico), Agropolychim, (Bulgaria), Lebanon Chemical Company, CMOC (Brazil) and various Chinese producers.

Based on our in-house technology, geographical footprint and product diversification, the Phosphate Solutions segment has a leading global position in the purified phosphoric acid market and its downstream products, as well as in the food-grade phosphates markets. The segment's competitors are large and mid-sized international companies serving the chemical and food industries, which conduct manufacturing and marketing activities in various countries, as well as local companies that serve local markets.

The primary competitors of the segment in the chemical and food fields are Chemische Fabrik Budenheim KG, Innophos Inc., Prayon S.A, Nutrien, Adithya Birla, Haifa Chemicals Ltd., FOSFA and various Chinese producers.

The Phosphate Solutions segment benefits from the following competitive advantages:

•
An integrated value chain that uses phosphate rock mined in Israel (at Rotem Israel), as well as in China (YPH), to produce green phosphoric acid which serves mainly as a raw material to produce the segment's products and products in our Growing Solutions segment.

•	Logistical advantages due to the segment's geographical location and diversification, proximity to ports in Israel and Europe and relative proximity to our customers.

•	Our ability as a global fertilizer producer to combine potash and phosphate fertilizers in the same shipment, which enables us to service smaller customers, particularly in Brazil and the US.

ICL Group Limited 70

•
The segment enjoys a competitive advantage in specialty phosphates deriving from product features, quality, service, technical application support, a global manufacturing footprint and a very broad product line.

•
YPH provides an integrative phosphate platform in China with beneficial access to the Chinese market. In addition, the segment enjoys a competitive cost advantage in its phosphate activities, due to access to low‑cost phosphate rock with long‑term reserves.

•	The segment has a diversity of integrated solutions which were designed specifically to match the customer's unique needs.

•	Highly qualified R&D capabilities and existing know-how that facilitate delivering products in areas of global megatrends (e.g. in the energy storage market).

Raw Materials and Suppliers

The Phosphate Solutions segment produces most of the raw materials it uses to manufacture its commodities and specialties products.

The segment mines phosphate rock as the primary raw material for its backward integrated value chain, commencing from the mining of phosphate rock through the production of green phosphoric acid and up to the production of phosphate-based fertilizers, purified phosphoric acid and specialty phosphates.

The primary raw materials acquired from external sources are mainly sulphur, ammonia, lower grades of phosphoric acid, soda ash, caustic soda and potassium hydroxide.

The Phosphate Solutions segment maintains inventories of sulphur, phosphate rock, green phosphoric acid, purified phosphoric acid and other raw materials in quantities that take into consideration projected levels of production based on consumption characteristics, supply timeline, distance from suppliers and other logistical considerations.

In the beginning of 2023, ICL announced it will be the strategic specialty phosphate solutions supplier to General Mills. The long-term agreement commenced in June 2023 and initially will be focused on supply to General Mills in North America, with the potential for expansion internationally.

For the dairy protein business, especially in the organic and goat segments, securing high-quality raw materials (whole milk, skimmed milk and whey) is a key element of operations. A balance between short- and long-term agreements secures supply, while maintaining adaptability to changing market conditions.

Sales, Marketing and Distribution

The Phosphate Solutions segment sells and markets its products worldwide. The primary markets for phosphate commodities products include China, Europe, Brazil, the US and Israel. Phosphate specialties products are primarily marketed to industrial, energy storage solutions and food customers in Europe, North America, Asia, South America and Australia. Our marketing network is based mainly on a marketing and sales organization and, to a lesser extent, on external distributors and sales agents.

ICL Group Limited 71

The segment extends credit terms to its customers according to the customary practice in their locations. The segment's sales are generally covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

Most of the segment's sales do not result from long-term orders or contracts but are regularly ordered near to the time of supply. Therefore, there is no significant order backlog.

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

The prices of phosphate-based fertilizers are determined by negotiations between manufacturers and customers and are affected mainly by supply availability compared to market demand (which is also indirectly influenced by crop prices), as well as the identity of the customer and the duration of the agreement. Prices for relatively long-term contracts are not the same as “spot” prices (current/casual sales transactions).

Most sales of phosphate specialties products are made under agreements with terms of one or two years, or through “spot” orders placed close to the date of supply. For these products, framework agreements exist with specific customers through which customers may purchase up to the maximum agreed quantities of products during the term.

For purposes of effective marketing and sale of many of the segment's products, especially food products, technical sales and applications, the segment's personnel work closely with customers to tailor products to their needs.

The segment maintains adequate inventories of phosphate specialties products to ensure orderly supply to customers, considering the customers’ distance from the manufacturing locations and their demand for inventory availability, in conjunction with optimization of inventory storage costs. Therefore, some finished product inventories are stored in destination countries.

Seasonality

The seasonal nature of demand for phosphate commodities products is usually characterized by higher sales during the second and third quarter of the year. In 2023, seasonality has been more pronounced due to a shift towards "just-in-time" purchasing. This trend has been driven by the easing of global supply chain congestion (as the effects of the Covid-19 pandemic pass) and the increased cost of capital due to higher interest rates.

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

ICL Group Limited 72

Growing Solutions Segment

Our Growing Solutions segment aims to achieve global leadership in specialty fertilization markets by (1) enhancing its global positions in its core markets of specialty agriculture, FertilizerpluS and ornamental horticulture, turf, and landscaping; (2) targeting high-growth markets such as Brazil, India and China; (3) leveraging its unique R&D capabilities, vast agronomic experience, global footprint, backward integration to potash and phosphate and chemistry know-how; and by (4) integrating and generating synergies from businesses that it has recently acquired. Our Company continuously works to expand our broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency, micronutrients, controlled release fertilizers (CRF), liquid fertilizers, water soluble fertilizers (WSF) and straights (MKP/MAP/PeKacid), soil and foliar, secondary nutrients, bio-stimulants, soil conditioners, seed treatment products and adjuvants.

The Growing Solutions segment develops, manufactures, markets and sells fertilizers based primarily on nitrogen, potash (potassium chloride) and phosphate. The segment produces water soluble specialty fertilizers products at its facilities in Israel, Belgium, China and Spain, liquid fertilizers in Israel, Spain, and Brazil, straight soluble fertilizers in China and Israel, controlled release fertilizers in Brazil, the Netherlands and the US, as well as secondary nutrients, bio-stimulants, soil conditioners, seed treatment products, and adjuvants in Brazil. ICL's specialty fertilizers business markets its products worldwide, mainly in Brazil, Israel, Europe, Asia and North America.

In 2023 the sales of the Growing Solutions segment totaled $2,073 million (including sales to other segments), a decrease of 14% compared to 2022. The sales of the Growing Solutions segment constituted approximately 28% of ICL's total sales, 4% higher than 2022. The segment's operating income totaled $51 million, a decrease of 87% compared to 2022. The Growing Solutions segment’s operating income constituted approximately 4% of ICL’s adjusted operating income, a decrease of 7% compared to 2022. For further information, see "Item 3 – Key Information – A. Selected Financial Data – Adjusted to reported operating and net income (non-GAAP financial measures)" and “Item 5 - Financial Results and Business Overview— A. Operating Results” and Note 5 to our Audited Financial Statements.

Specialty fertilizers offer improved value to the grower compared to other fertilizers as they are more efficient, maximize yield and quality and require lower labor costs. The following pyramid below presents our different fertilizer product lines. High value products are usually accompanied by a higher price per tonne. ICL's Growing Solutions segment produces most of ICL's high-value products, except for potassium nitrate and calcium nitrate.

ICL Group Limited 73

Our Specialty Fertilizers business operates in 3 main markets:

Specialty Agriculture

This market includes high-value agricultural crops, such as fruits and vegetables. Enhanced efficiency fertilizers are used and applied mainly to these crops. The use of specialty fertilizers in row crops, such as sugar cane, corn, and wheat can also be beneficial – subject to climate and soil conditions. One of the main markets for ICL is the fertigation market, as the use of drip irrigation systems increases across the globe, mainly in emerging markets such as China, the US and India. The use of enhanced efficiency fertilizers, such as controlled release fertilizers, is also growing due to their environmental and economic advantages, although such growth is still dependent on crop price levels and raw-material prices. In Brazil, the adoption rate of micronutrients, bio-stimulants, and soil conditioners is growing for a wide range of crops due to rising demand to increase productivity, improve and balance plant nutrition and reduce abiotic stress.

FertilizerpluS

FertilizerpluS is ICL's premium fertilizers line, based mainly on polyhalite (marketed by the Company as Polysulphate®). Our FertilizerpluS products encompass a range of compounds including potassium, phosphorus, sulphur, magnesium, and calcium. These products are customized to suit different soil types and a wide range of crops aiming to augment crop value by improving yields and increasing fertilizer uptake. See below a list of products that are included in the FertilizerpluS line.

Polyhalite is a mineral exclusively mined by ICL in an underground mine (ICL Boulby) located in North Yorkshire in the UK and is marketed under the brand name Polysulphate®. Polysulphate® is used in its natural form as a fully soluble and natural fertilizer, which is also used for organic agriculture and as a raw material to produce fertilizers. Polysulphate® is composed of potash (K2O 14%), sulphur (SO3 48%), calcium (CaO 17%), and magnesium (MgO 6%), which are essential components for the improvement of crops and agricultural products. Polysulphate® is the basis for our Company's FertilizerpluS products.

The Company considers Polysulphate® a unique product for ICL, synergistic with our other raw materials for the purpose of developing downstream products. We are expanding the Polysulphate® market via development of a wide variety of innovative Polysulphate®-based products.

ICL Group Limited 74

We believe that our FertilizerpluS product line benefits from the following competitive advantages:

•	Market position: currently, we are the sole producer of Polysulphate® worldwide.

•	Our ability to increase production at a relatively low capital expenditure.

•
Worldwide production capabilities: ICL Growing Solutions' principal production facilities include plants in Israel (soluble compound fertilizers, liquid fertilizers, and soluble NPK fertilizers), Spain (liquid fertilizers, and soluble NPK fertilizers), the UK (Polysulphate, PotashpluS, products for water conservation and peat incorporated in growing media), China (soluble compound fertilizers and soluble NPK fertilizers), the Netherlands (controlled‑release fertilizers and fertilizer blends), Belgium (soluble NPK fertilizers), the US (controlled‑release fertilizers) and Brazil (liquid fertilizers, water-soluble fertilizers, controlled-release fertilizers, improved efficiency phosphorus fertilizers, secondary nutrients fertilizers, and micronutrients fertilizers).

•
In the beginning of 2024, the Company completed the acquisition of Nitro 1000, a manufacturer, developer and provider of biological crop inputs in Brazil. This addition of biologicals manufacturing capacity helps expand the segment’s product offerings, while positioning the Company for further expansions into new and adjacent end-markets. Nitro 1000’s products mainly target soybean, corn and sugar cane crops, and their application replaces or optimizes the use of fertilizers. These products help farmers increase profitability, as well as offer more sustainable options.

Turf & Ornamental (T&O)

Ornamental Horticulture

The Ornamental Horticulture market is composed of two primary divisions: outdoor ornamental plant growers, known as nurseries, and producers of pot and bedding plants operated within greenhouses facilities. The growers require high quality fertilization programs to grow plants at the quality level required by garden centers, DIY (Do It Yourself) outlets and retail chains. The growing solutions segment has a large, specialized sales force that advises growers on the optimal nutrition of plants. It also has a specialized distributor network in the Ornamental Horticulture market. The segment’s main product lines for this market are CRFs (controlled release fertilizers) and WSFs (water soluble fertilizers) with well-known brand names such as Osmocote, Peters and Universol. In specific markets, such as North America and the UK, a range of unique plant protection products is also included in the recommendations for growing healthy plants. In the UK, we are a leading growing media supplier providing a complete solution for ornamental growers.

Turf & Landscape

The professional turf market includes the following user groups: golf course green keepers, sport field groundsmen, landscapers, contractors and lawn service providers.

These groups demand high-quality inputs to secure strong, high-quality turf. They also require an integrated approach to keep turf strong and maintain its health, without creating an environment that is conducive to the development of disease. There is an environmental need to limit inputs which requires an integrated approach of unique, high-quality products. The most important inputs are specialty, controlled release and slow-release, fertilizers, grass seeds, water conservation - and plant protection products. Some of these products’ well-known brands are Greenmaster, Sierrablen, Sierraform and ProTurf. Recently, the segment launched a new brand of organic fertilizers named Gronamic. The segment offers all product lines in an integrated program and maintains a dedicated and experienced team of unique professional grass experts, along with a specialized distribution network serving its key markets, mainly in Europe and Asia.

ICL Group Limited 75

Products

Specialty fertilizers are highly effective fertilizers that allow more precise feeding of plants for their major nutrients needs (nitrogen, phosphorous and potassium) as well as secondary nutrients and micronutrients. These fertilizers allow efficient fertilizing through special applications among others, through drip irrigation systems and foliar spraying, and help growers obtain higher yields and quality. These fertilizers include, among others, controlled release fertilizers (CRF), slow-release fertilizers (SRF), soluble fertilizers and liquid fertilizers as follows:

•
Controlled‑release fertilizers (CRF) allow accurate release of nutrients over time. CRFs have a special coating that allows prolonged release of nutrients from over several weeks and up to 18 months compared to regular fertilizers that dissolve in the soil and are immediately available but therefore leach partially into the soil. ICL Growing Solutions offers leading global and regional brand-name products including Osmocote, Agroblen, Agrocote, Agromaster, Polyblen and Producote. In 2023, we launched additional CFR products including CRF with specific biostimulants and coated KCl and TSP.

•
Osmocote is the most used controlled‑release fertilizer by ornamental growers worldwide. The brand is known to deliver high quality ornamental plants due to its consistent release of nutrients and unique patterned and programmed release technologies. We continue to invest in new technologies as well as field trials to test and confirm the high reliability of our products. During the past few years, the Company has developed several new technologies for Ag crops, such as “Dual Coating Technology” (which optimizes the release to ornamental plants) and “E-Max Release Technology” (a new coating technology with improved release characteristics, mainly for urea). In 2022, ICL launched a biodegradable coated fertilizer technology - eqo.x, featuring controlled-release urea tailored for open field agriculture. This innovation aims to empower farmers to optimize crop performance, while minimizing environmental impact through reduced nutrient loss and enhanced nutrient use efficiency (NUE). In 2023, the segment introduced eqo.x release technology in the professional turf market for turf brands, such as, Sierrablen and ProTurf. These pioneering release technologies represent the first offering in the market to feature a CRF coating for urea that biodegrades more rapidly, and they are specifically designed to meet new EU fertilizer standards scheduled to take effect in 2026.

•
Soluble fertilizers, which are fully water‑soluble, are commonly used for fertilization through drip irrigation systems to optimize fertilizer efficiency in the root zone to maximize yields and some of them can also be used for foliar applications. Our well-known brands for fertigation include Peters, Universol, Solinure, Agrolution, Nova, Fertiflow and more. Our leading brands for foliar application are Agroleaf Liquid, Agroleaf Power and Nutrivant. ICL develops specific formulations for different applications and crops. In South America, products such as Profol, Kellus, Tonus, Translok, Forcy, Nutritio, Vegetação and Dimi Tônico are used as high technology products for farmers to improve plant nutrition and physiology through foliar fertilization. There are specific formulations for specific crops, greenhouses and/or open fields, as well as for different water types. One of the products that was launched in 2023 is the water-soluble fertilizers with nitrification inhibitor, which is expected to reduce the nitrogen losses in the soil.

ICL Group Limited 76

•
‘Straight fertilizers’ are crystalline, free‑flowing and high purity phosphorus and potassium soluble fertilizers such as MKP, MAP and PeKacid. Our key brands include NovaPeak, Nova PeKacid & NovaMAP. PeKacid is a patented product of ICL. It is the only solid, highly acidifying, water-soluble fertigation product that contains both phosphorus and potassium. The product is ideal for hard water conditions where an acidifying effect is required, as well as for keeping dripping lines clean.

•
Liquid fertilizers are used for intensive agriculture and are integrated in irrigation systems (mainly drip systems). Our product line includes mostly tailor‑made formulations designed for specific soil & water/climate conditions and crop needs.

•
Peat is a growing medium for various crops in which generally controlled‑release fertilizers and plant‑protection products are mixed in. Specific formulations of growing media are tailored to meet the requirements of specific plants, including those cultivated in greenhouse bedding plants and outdoor nurseries. one of our peats is the "Levington” brand, a well-known ICL brand. The integration of growing media products into our UK portfolio enhances ICL’s ability to offer a holistic and efficient solution to our customers. We are dedicated to adopting more circular products and expanding our selection of growing media offerings with Fibagro Advance, an outstanding peat alternative manufactured in the UK. This innovative and advanced woodfibre product is being used as a key component in professional growing media mixes and provides professional growers with sustainable growing solutions.

•
Water conservation and soil conditioning products are new product lines developed by the segment. Water conservation products are used in professional turf to keep water in the root-zone. Our key brands are H2Flo and H2Pro. These products improve water use efficiency. This new technology is also used in agriculture to allow better water availability around the root-zone of crops.

•
Bio-stimulants technologies, such as Triplus, Improver, Concorde, Vegetação and Dimi Tônicoare, are being successfully used by farmers to increase their productivity and alleviate abiotic stress, such as drought, salinity, and others.

•
Adjuvants are essential to enhance foliar nutrition, herbicides and crop protection spray. We offer the South American market adjuvant technologies, including Helper, Tensor Max and AD+ as well as various formulations that address the primary challenges facing farmers, such as drift and run off.

•	Our Polysulphate® and Polysulphate®-based fertilizers, customized to meet the needs of different crops and soil types, maximize yields and allow more precise and efficient applications.

•	Polysulphate® contributes to and follows the main market trends in the field of increased nutrient-use efficiency, low carbon footprint and organic fertilizers.

Following are several examples of Polysulphate®-based products and additional products that are included in the FertilizerpluS line:

•	PotashpluS – a compressed mixture of Polysulphate® and potash. The product includes potassium, sulphur, calcium and magnesium.

•	PKpluS – a unique combination of phosphate, potash and Polysulphate®.

ICL Group Limited 77

•	NPKpluS – a unique combination of Nitrogen, phosphate, potash and Polysulphate®. This product includes all 6 macro nutrients in one granule.

Production

The Growing Solutions segment's principal production facilities include plants in Israel (special compound fertilizers, liquid fertilizers and soluble fertilizers); Spain (liquid fertilizers, and soluble NPK fertilizers); the UK (products for water conservation and peat incorporated in growing media); China (compound specialty fertilizers and soluble fertilizers); the Netherlands (controlled‑release fertilizers and fertilizer blends); Belgium (soluble NPK fertilizers); the US (controlled‑release fertilizers); and Brazil (liquid fertilizers, water-soluble fertilizers, controlled-release fertilizers, improved efficiency phosphorus fertilizers, secondary nutrients fertilizers and micronutrients fertilizers).

The Growing Solutions segment's main manufacturing plants and marketing companies are indicated in the map below:

Operational Sites – Growing Solutions Segment

North America	Marketing Company	Manufacturing Plants
ICL U.S. Charleston	■	Turf & Ornamental / Specialty Agriculture
ICL U.S. St. Louis	■	

Europe	Marketing Company	Manufacturing Plants
ICL Iberia Totana	■	Specialty Agriculture
ICL Turkey Adana	■	
ICL France Limas	■	
ICL Italy Treviso	■	
ICL The Netherlamd Waardenburg	■	
ICL Poland	■	
ICL Germany Nordhorn	■	
ICL UK Ipswich	■	
ICL UK Lawford Heath		Turf & Ornamental
ICL UK Nutberry		Turf & Ornamental
ICL UK AmegA Sciences		Turf & Ornamental / Specialty Agriculture
ICL Belgium		Specialty Agriculture
Rotem Kimyevi Maddeler Sanayi		Other
ICL Heerlen		Turf & Ornamental / Specialty Agriculture
ICL Amfert DE		FertilizerspluS
ICL Amfert NL		FertilizerspluS / Specialty Agriculture
ICL Boulby		FertilizerspluS

Asia	Marketing Company	Manufacturing Plants
Zhangjiagang FTZ ICL Trading Co		Turf & Ornamental / Specialty Agriculture
YPH	■	Specialty Agriculture
ICL China Guangzhou	■	
ICL Japan	■	
ICL India New Delhi	■	
ICL Malaysia	■	

South America	Marketing Company	Manufacturing Plants
Fertiláqua	■	Specialty Agriculture
ICL ADS	■	Specialty Agriculture

Israel	Marketing Company	Manufacturing Plants
ICL Haifa	■	Chemicals / Specialty Agriculture
ICL Rotem	■	FertilizerspluS

Oceania	Marketing Company	Manufacturing Plants
ICL Australia Bella Vista	■	
ICL Australia Sydney	■	

Africa	Marketing Company	Manufacturing Plants
ICL Kenya Nairobi	■	

■ Marketing Company

Manufacturing Plants:

- Specialty Agriculture
- Turf & Ornamental
- Chemicals
- FertilizerspluS
- Other

ICL Group Limited 78

The segment's annual potential production capacity is approximately 360 thousand tonnes of soluble fertilizers, 800 thousand tonnes of phosphate, 540 thousand tonnes of liquid fertilizers, 200 thousand tonnes of controlled release fertilizers, 400 thousand m3 of growing media and 220 thousand tonnes of micronutrients. The potential production capacity of our various plants is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day, other than a few days for planned maintenance and renovations. Actual production is usually lower than potential production capacity, due to unplanned downtime, special maintenance operations, lack of availability of raw materials, market conditions and seasonality in demand.

In 2023, we produced about 1,009 thousand tonnes of Polysulphate®, an annual production record. The current annual potential production capacity of Polysulphate® is above one million tonnes.

In 2023, YPH began to produce high grade bio stimulative liquid fertilizers. This line of products incorporates organic and chemical compositions with high end raw materials such as: Fulvic acids, amino acids, and other exclusive materials. YPH’s new liquid fertilizers are a significant upgrade to its product portfolio and solidifying the Company’s position as a leading producer in China’s specialty fertilizers market.

Competition

The global specialty fertilizer market is estimated at approximately $15 billion per year, accounting for about 4% of the total fertilizers market. According to the Company's estimation, the specialty fertilizer market is growing at an average rate of about 5%-7% per year.

The specialty fertilizers market is diversified, with few global companies and many small to medium-size regional and local producers. We are considered one of the largest global players in the specialty fertilizers market, with production plants in Brazil, Israel, the Netherlands, Belgium, Spain, the UK, the US and China.

The Capex needed to develop new production capacities for existing specialty fertilizer companies is generally not considered significant compared to commodity fertilizer operations. However, barriers of entry for new players include, among others, extensive know-how in chemical production and agronomy, professional selling and marketing teams, customer support capabilities, as well as registration and regulatory requirements.

In addition to ICL, other specialty fertilizers companies with a global presence include: Nutrien Ltd, Wesfarmers Ltd, Industries Qatar QPSC, and Sociedad Quimica y Minera. Other companies, such as Pursell, Simplot, Nutrien and Koch (USA), Kingenta and Moith (China) and JCAM (Japan) are considered regional players.

ICL Growing Solutions' business benefits from the following competitive advantages:

•
A strong, efficient and integrated supply chain with in-house access to high quality raw materials, mostly phosphate and potash, which is based on an extensive product portfolio and multi-location production.

•
Unique R&D and product development capabilities, creating a strong platform for future growth in controlled-release fertilizers, fertigation, foliar soluble fertilizers, bio-stimulants, water efficiency and innovative, next generation products.

•	Added value production process technology – custom-made formulations that meet our customers’ unique needs.

ICL Group Limited 79

•	A highly skilled global agronomic sales team that provides professional advice and consultation which fosters distributors' loyalty.

•	Full product portfolio (one-stop shop).

•	ICL’s well-known and leading brands.

•	Direct working relationships with farmers (B2C) especially in Brazil, Israel and India, providing service at the field level and acceleration of the innovation cycle.

Raw Materials and Suppliers

The primary raw materials acquired from external sources are mainly KNO3, SOP, ammonia, NPK granules, Urea, KOH, coating materials, micronutrients and biostimulants ingredients.

In addition, our specialty fertilizers business benefits from its backward integration to raw materials produced by the Company, such as KCl, MGA, GTSP, MKP and polysulphate.

The segment endeavors to hold inventories of raw materials in quantities that take into consideration projected levels of production, consumption levels, supply timelines, distance from suppliers and other logistical considerations.

Sales, Marketing and Distribution

The primary markets of the Specialty Fertilizers business line are Europe, particularly Spain, Brazil, China, the US, the UK, India, Israel and Australia. The Specialty Fertilizers business line sells its fertilizer products primarily via a network of its own sales offices as well as through distributors around the world.

In general, our business model is based on brand-name, premium specialty products which are marketed by a strong agronomist sales network at the end user level, while sales are invoiced through distributor-partners that distribute the products. The technical sales force emphasizes the agronomic advantages of the specialty products to end users (farmers, growers of containerized plants, golf courses, etc.) and provides advice and training of distributor sales representatives. Growing Solution segment also has specialized field forces for the Agriculture, Ornamental Horticulture and Turf & Landscape markets supported by specialized marketing teams.

The majority of specialty fertilizers business sales are not facilitated through contracts or long-term orders, but rather through ongoing orders placed close to the supply date. Consequently, there is usually no significant backlog of orders in this sector.

Prices are determined via negotiations between the Company and its customers, primary influenced by the interplay between market demand and production costs, as well as by the customer’s identity and the terms of the agreement.

The Growing Solutions segment grants credit terms to its customers according to customary practices in their respective locations. The segment's credit sales are generally covered by trade credit risk insurance or letters of credit from banks with high credit ratings.

ICL Group Limited 80

Seasonality

The utilization and applications of specialty fertilizers are aligned with the main growing seasons of specialty crops worldwide. Seasonality in the specialty fertilizers business is primarily influenced by geographical location and crop type. While the majority of our specialty fertilizer business serves markets in the northern hemisphere, with demand concentrated in the first half of the year, our acquisitions of specialty fertilizers assets in Brazil, have shifted this balance. In Brazil, demand is mostly concentrated in the second half of the year, thus mitigating the seasonality previously observed in the segment's business.

For instance, certain specialty products, such as soluble fertilizers in the Ornamental Horticulture market, demonstrate consistent sales and application throughout the year, showing limited seasonality. Conversely, controlled-release fertilizers are typically marketed during the potting season of container nursery stock and pot plants, which occurs before springtime.

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

Social Investment

We advance social engagement and investment programs and activities, in accordance with the policy formulated and approved by our Board of Directors.

We focus our efforts in three main areas: (1) promoting STEM education (science, technology, engineering and mathematics) and encouraging innovation and excellence in the education system; (2) supporting the communities in which we operate, and responding to their individual needs, while facilitating the empowerment of local residents and encouraging innovation and social entrepreneurship; and (3) promoting food security through a variety of means, products and activities, including supporting local farmers, encouraging sustainable urban agriculture, and supporting local food banks. In addition, ICL works to assist in crisis situations and disasters among the local communities in which it operates.

Each of our social investment activities is reviewed by the relevant authorized parties within our organization, according to the type and amount of the donation.

Core Projects

We promote the formation, establishment, and development of social flagship projects in the various countries in which we operate.

ICL Group Limited 81

"Thinking Doing" is our social flagship program in Israel, operating in nine local municipalities: Dimona, Yeruham, Beer Sheva, Arad, Ramat Negev Regional Council, Kaseifa, Mitzpe Ramon, Megilot and the Tamar Regional Council. The program empowers community activities by developing local entrepreneurship and leadership among the residents, local social organizations and local municipalities' employees. In addition, the program encourages social entrepreneurship and cooperation to create sustainable communities in the Negev through the establishment and development of anchor institutions.

ICL participates in the "Password for Every Student" program in Israel, a project that provides a comprehensive, consistent solution for the education system, beginning with the teacher and the student, and extending to the classroom, while creating e-communities. ICL's support enables 15,000 students in Israel, mostly from the Negev region, to enjoy digital accessibility. In 2023, ICL developed unique joint programs, including the continued expansion of the digital empowerment center for women and girls from the Bedouin sector in Kaseifa, alongside another project for the establishment of online pedagogical infrastructures, teaching tools and accessibility of class materials in children's hospitals in Israel.

"Lab 0_6" is ICL's social flagship project in Spain. Working in collaboration with Manresa University, the project makes curiosity and scientific education accessible from an early age to residents of the Bages county near Barcelona, while sharing and developing pedagogical programs, training teachers, and mobilizing the community to participate in various activities.

Development of local flagship projects - In 2023, ICL emphasized the development and expansion of local flagship projects in the countries where most of its employees live. Flagship projects were promoted in the US, the Netherlands, Germany and Brazil, and the Company will work to establish and expand these projects in the coming years.

Turkey and Syria earthquake disaster – On February 6, 2023, a powerful earthquake occurred in Turkey and Syria. As a result, tens of thousands of people were killed, over a hundred thousand people were injured and hundreds of thousands were left homeless. ICL rallied to provide immediate help and dispatched ICL-IL’s DSW search and rescue team to join rescue efforts. ICL offered humanitarian aid to the survivors by way of donations of equipment, food and medicines as well as monetary donations.

Security situation in Israel (War in Gaza) – On October 7, 2023, the Israeli government declared a state of war following an attack on civilians at its southern border. The Gaza Envelopment residents and Northern frontier residents were evacuated from their homes, and a massive military reserve mobilization was carried out. ICL immediately responded to provide aid to evacuees and special population groups, through a variety of means including financial donations, donation for equipment, and employee volunteerism, all while assisting IDF reservists and responding to the needs of the security forces. We have also taken action to support the Israeli medical and mental health systems and to provide assistance to the various needs of our employees and their families, including 15% of our workforce in Israel who were mobilized for military service. Total donations made as part of ICL's special aid in the war amounts to $2 million.

ICL Group Limited 82

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

ICL's total monetary donations in 2023 amounted to approximately $7 million. In addition, during 2023 ICL contributed, at the Company's expense, about 35,297 hours of volunteer work of its employees. This amount does not include 10,849 hours of volunteer work after working hours, which was encouraged, organized, and logistically facilitated by ICL.

Environmental, Health and Safety

Introduction

Our Company is committed to creating impactful solutions for humanity’s sustainability challenges, by leveraging our unique resources and technological ingenuity. We have adopted the UN’s Sustainable Development Goals as our guiding principles and most of our products and services enhance global food security, industrial efficiency and safety.

ICL is aligning its strategic planning to capitalize on material business opportunities pertaining to sustainability, as well as to assess and prepare for sustainability-related risks. Food security is a major global concern, with climate-change increasing the stress on agriculture and food supply chains. A significant portion of ICL’s products and services enhance global food security. Our products include key minerals, next generation fertilizers, specialty phosphate food solutions, digital farming/AgTech solutions for precision agriculture, plant-based proteins and other products required for global food security. Opportunities for ICL also include energy storage solutions (ESS), necessary for the transition to renewable energy and e-mobility.

We are committed to developing and implementing a comprehensive Environmental, Social and Governance (ESG) strategy by integrating responsible and sustainable considerations in the conduct of our business activities, including in the manufacture and sale of our products. Our goals and targets call for an increase in our energy efficiency and in the use of renewable energy, reducing our carbon footprint, managing our raw material uses, and minimizing our air emissions, water consumption and wastewater output. We aim to increase our re-use of materials and to recycle hazardous and non-hazardous wastes. We also intend to continue implementing life-cycle analysis processes, as well as integrating ecological considerations in our mining reclamation activities. Our goals include reducing our greenhouse gas emissions, increasing our use of renewable energy, reducing our water consumption while promoting Circular Economy activities, promoting personal environmental responsibility on the part of our employees, and supporting communities in which we operate, including through volunteerism by our employees. ICL also aims to achieve and maintain leading positions in ESG rankings and indices, as well as to increase transparency and develop an open dialogue with our stakeholders.

Our Company acts proactively to prevent environmental incidents through comprehensive risk management, knowledge sharing and effective maintenance, as well as by developing, implementing, and maintaining appropriate management systems. We consider safety and health performance as core values, and make every effort to achieve top tier safety results. We are bound by multiple environmental and safety requirements. Those include, among others, requirements related to climate change, energy efficiency, air quality, liquid and solid waste discharge, land reclamation, hazardous substances and products. Furthermore, we are required to obtain certain environmental permits and licenses, such as air emission permits and waste discharge permits, all of which aim to protect the health and safety of people and the environment. To conduct our operations, we must comply with the requirements and conditions of these permits and licenses, and to remedy any discrepancies should we deviate from them.

ICL Group Limited 83

Beyond existing environmental, health, and safety requirements which have evolved over time and become more stringent, we may be subject to new requirements. This may pose a challenge and present uncertainties regarding our ability to comply with them and may impact the capital expenditures and operating costs of our Company. Complying with such requirements may require the adjustment our facilities, production processes and operations. In addition, these potential new requirements may oblige us to obtain new permits and licenses for our continued operations. As a result, we strive to monitor the development of any environmental, health, and safety requirements and to evaluate them with respect to their potential impact on our operations.

We are working to increase the number of our suppliers who conduct sustainability assessments through the Together for Sustainability (TfS) initiative. We are also committed to acting ethically and treating our stakeholders fairly. In addition, we aim to maintain transparent communications with regulatory authorities and to engage with the communities in which we operate. Our Company contributes to initiatives in those communities and is committed to fostering social values with our various stakeholders. In addition, we seek to be proactive in our efforts to create a diverse and inclusive workforce (for further information, see “Item 6 – Directors, Senior Management and Employees – D. Human Capital - Promoting Diversity, Inclusion & Belonging (DIB)”)

ICL’s President and CEO, Mr. Raviv Zoller, serves as the active Vice Chairman of the International Fertilizer Association (IFA) and Chairman of its Finance Committee. With our support, we believe that additional members of the IFA organization will join the TfS initiative.

We continue our journey to enhance our understanding and preparedness regarding climate related risks and opportunities. This is the third year in which we voluntarily disclosed information according to The Climate-related Financial Disclosures (TCFD) framework, and we intend to continue to advance our relevant knowledge and develop this disclosure in future years. For further information, see “Item 4 – Information on The Company – B. Business Overview – Task Force on Climate-related Financial Disclosures (TCFD)" below.

We strive to establish a culture of sustainability within ICL. To accelerate learning and advancement, we participate in multiple sustainability rankings. We leverage the feedback we receive to gain insights and create improvements and paths for best practices. Among these are programs such as Maala and Entropy, from whom ICL has received very high scores, as well as CDP Climate Change (ranked -A) and CDP Water (ranked B), the Bloomberg Gender-Equality Index (GEI) and EcoVadis, in which ICL scored 75 points and was ranked in the top 5%, MSCI (improved rank of BBB) and Sustainalytics (ranked 30.5). We are also committed to the United Nations Global Compact initiative.

In addition, ICL Iberia – Suria was awarded the IFA’s Green Leaf Award, recognizing environmental excellence for its underground mining. In China, YPH was awarded the Green Mine certification (Ranked AAAAA) for their excellence in mine planning, operations and mine remediation. ICL’s US facilities were recognized by the American Chemistry Council for Safety Performance and several facilities were awarded Certificates of Excellence and Certificate of Achievement. ICL has received recognition for safety excellence and won the prestigious Verdantixs global competition award for Innovation, Excellence and Improving EHS performance in the fields of safety and social impact.

ICL Group Limited 84

We continuously invest in capital projects towards environmental protection, health and safety and in their proactive management. In 2023, we invested approximately $175 million on environmental related projects, $87 million of which was allocated to investments in property, plants and equipment. Over the next few years, we intend to invest additional significant capital to further reduce our air emissions, treat hazardous materials and reduce our overall negative environmental impact. This will include investments that are required to comply with the Israeli Clean Air Law, European environmental regulations, and other regional environmental regulations. We estimate that in 2024 we will allocate approximately $174 million for environment-related purposes. For further information, see “Item 3 - Key Information— D. Risk Factors".

For further details regarding our ESG practices and performance, see “ICL Corporate Responsibility Report 2022” in our current Report on Form 6-K (File no. 001-13742) furnished to the SEC on June 8, 2023. Our Corporate Responsibility web-report is made publicly available on our website at www.icl-group.com. Neither the 6-K report nor our website have been incorporated into this Annual Report, and the reference to our website is intended to be an inactive textual reference. The information found on, or accessible through our website is not intended to be a part of this Annual Report.

Sustainability

Sustainable Solutions

ICL focuses on developing sustainable solutions that increase ICL’s positive global impact through its existing and new products. The sustainable solutions that we offer are interlinked with the challenges that humanity faces. In an era defined by a growing global population and escalating environmental challenges, the imperative of ensuring food security (SDG 2 - Zero Hunger) has taken center stage. In addition, we are focused on developing energy storage solutions which are necessary to advance the use of renewable energy in the global economy (Affordable and Clean Energy – SDG 7). Due to the growing impact of climate change, we are also increasing our efforts to reduce our GHG emissions (Climate Action - SDG 13). Our Research Development and Innovation department (RD&I) has adopted the UN Sustainable Development Goals (SDGs) as guiding principles in its RD&I activities.

As part of our commitment to sustainable development, we combine environmental, health and safety criteria with commercial and operational considerations when developing new products. Potential products are tested using an internal Sustainability Index for product development. We have also developed a data-driven Impact Assessment Tool for all our RD&I projects to support our efforts to tackle climate change, enhance food security, develop sustainable agriculture, and improve human health, safety and wellbeing in general. This strategic component is part of our product development process to create a positive impact. In addition, we are also implementing Circular Economy concepts as part of our efforts to reduce our environmental impact.

As an essential player in the global food supply chain, our goal is to contribute to the effort of achieving Zero Hunger (SDG 2). Based on research conducted by an external firm, it is assessed that ICL's products contribute to the enhancement of global food security of about 5% of the world’s population, or approximately 400 million people daily. Our fertilizer production alone has led to a remarkable increase in agricultural output, yielding approximately 70 million tonnes, equivalent to about 190 billion meals annually and meeting the caloric needs of around 182 million people every day. Simultaneously, our phosphates products have improved the quality and longevity of 43 million tonnes of food, equivalent to about 230 billion meals annually, meeting the caloric needs of 210 million people every day.

ICL Group Limited 85

The fertilizer industry helps to overcome agricultural challenges by facilitating increased crop yields on existing agricultural land and preventing excess conversion of natural habitats into agricultural land. To enhance global food security, our Company offers a broad variety of solutions to farmers, including commodity fertilizers, controlled release fertilizers (CRF), bio-stimulants, organic fertilizers, digital farming/agricultural technology (ag-tech) solutions, plant-based proteins and more.

Our products enable growers to enhance their yields and improve their crop quality, while increasing their nutrient use efficiency and reducing their water consumption. By offering more sustainable alternatives, we contribute to the reduction of carbon intensity across the food supply value chain (Climate Action -SDG 13). Our Growing Solutions segment is developing biological bio-stimulants that stimulate plant growth and support plants in stress conditions. Bioz, ICL's biostimulants line is crafted to maximize crop potential and foster sustainable agriculture. Mitigating challenges from heat, drought, or diseases, Bioz stimulates soil activity, improves nutrient availability, and reduces stress for enhanced nutrient uptake. Our Growing Solutions segment also helps farmers protect the environment by minimizing their crops' losses of nutrients through leaching and volatilization, and by enabling farmers to make data-driven decisions through precision agriculture. Our Bioz Keep Green is the first biofertilizer to protect coffee tree leaves from excessive solar radiation. It is designed to boost chlorophyll content, improve stomatal control, and enhance sunlight utilization, thereby amplifying photosynthesis and minimizing damage from solar radiation. This results in greener plants and increased yields. ICL also offers organic fertilizers such as Polysulphate, a cutting-edge natural fertilizer, which contains sulfur, potassium, magnesium, and calcium for comprehensive crop nutrition, and Nova QuicK-Mg, an organic blend of potassium and magnesium, which is ideal for magnesium-deficient tropical soils. In addition, in early 2024, we completed the acquisition of Nitro 1000, a Brazilian manufacturer, developer and provider of biological crop inputs. Nitro 1000’s products replace or optimize the use of fertilizers. For further information, see Note 8 to our Audited Financial Statements.

Efficient water conservation products are used to keep water in the root-zone of crops and turf through novel technology. Our key brands, H2Flo and H2Pro, significantly reduce traditional irrigation requirements. We also produce a specialized solution, Nova Complex Optima, a nitrification inhibitor (DMPP) that prevents groundwater contamination and mitigates the risk of nitrate leaching. This innovative product, tailored to crop nutritional needs, contributes to sustainable agriculture by slowing ammonium-to-nitrate conversion, preventing nitrogen runoff and enhancing soil fertility (Clean water and sanitation – SDG 6). Additionally, Nova Complex Optima reduces nitrous oxide production. Eqo.x, our ground-breaking biodegradable coated Controlled Release Fertilizer (CRF) for open-field agriculture, optimizes crop performance with a specialized coating. Achieving up to an 80% increase in Nutrient Use Efficiency (NUE), eqo.x advances precision agriculture, providing higher or comparable yields with reduced fertilizer rates. It's the first fertilizer to offer a rapidly biodegrading coating for urea, aligning with upcoming European standards and supporting sustainable farming practices. An additional product designed to support sustainable practices in farming is pHix-up, a solution that rapidly neutralizes post-feeding rumen acidity and helps to balance pH levels in cattle, which is crucial for their health. This solution, beyond basic pH control, also boosts milk production and enhances milk composition.

ICL is committed to innovation in agriculture and food production and is working with startups and other partners to develop new solutions that can help produce more food using fewer resources, while reducing the environmental impact of food production. ICL’s innovation incubator is engaged in identifying startups in the FoodTech and AgTech industries that can bring real change to the world. Through its global presence and existing assets, ICL can help startups achieve their goals and boost their sustainability efforts.

ICL Group Limited 86

Agmatix, an essential player within ICL's ag tech digital solutions, is an agroinformatics company committed to revolutionizing agriculture through data-driven innovation. The platform is designed to standardize agronomic data and provides actionable insights that empower agricultural professionals to optimize their field trial research and crop nutrition. Agmatix is currently collaborating with NASA Harvest to develop a scalable sustainability index using ground sampling and remote sensing data to evaluate the impact of conservation practices at the field level. The index guides stakeholders in optimizing carbon outputs and promoting global resilient agriculture.

GROWERS is another innovator within ICL's digital solutions in the field of process and data-driven farming. GROWERS is reshaping agriculture by democratizing advanced technology for every farmer, advisor and buyer. Through their pioneering platform, GROWERS establishes a seamless connection between farmers and agricultural retailers, granting autonomy and options while maintaining links with trusted retailers.

Through our Digital Ag solutions, we offer farmers a Plant Nutrition Carbon Footprint Optimization tool that allows them to compare nutrition plans and consider the trade-offs between yields and environmental impact. The system calculates their Carbon Footprint & GHG emissions based on various parameters such as field characteristics (soil type, organic matter, pH), environmental conditions, agronomic practices, crop type, fertilizer type, applications timing, and residue management.

ICL is committed to continuing its pursuit of innovation, aiming to introduce new solutions to the market that satisfy the evolving needs of the industry and through these efforts, to position the Company as a leader in the future of agriculture.

In addition, ICL markets various products, serving the food industry's needs. Our JOHA® emulsifying salts, enables extended shelf life for food products, reducing food waste. We also market alternative protein solutions (plant-based substitutes). Through a collaboration with Protera Biosciences, an AI-driven FoodTech start-up, our Food Specialties develops novel proteins, offering sustainable, highly functional protein-based ingredients for food manufacturers. We also recently launched FruitMagTM, a sustainable, mineral-based and fungicide-free solution for post-harvest citrus fruit treatment. By using a food-grade magnesia product, ICL eliminates the need to use toxic materials and reduces product losses while increasing shelf life.

We produce numerous products that are used in the pharmaceutical, nutraceutical and food markets, and invest heavily in R&D to develop and manufacture safe, high-purity, high-quality ingredients. Among our many products are active pharmaceutical ingredients used by pharmaceutical manufacturers to treat osteoporosis, ingredients that help to amend and maintain electrolyte balance in the human body, and a line of 100% naturally based personal care products based on magnesium from Dead Sea salts. These include CareMag® D, a deodorant ingredient, CareMag® B, a baby skin care ingredient, and CareMag® M, a natural-based wash-off mask. These products are approved by COSMOS, the Cosmetic Organic and Natural Standard which establishes certification requirements for cosmetic products in Europe and is the standard recognized globally by the cosmetics industry.

Energy storage is a potentially significant source of growth for our phosphate-based and bromine-based specialty products. We sell products and services that support energy storage, which is necessary to advance the use of renewable energy in the global economy (Climate Action - SDG 13; Affordable and Clean Energy – SDG 7). We have significantly expanded of our energy storage activities by constructing a lithium iron phosphate (LFP) cathode active material (CAM) manufacturing plant in St. Louis, Missouri. The plant is expected to be the first large-scale LFP material manufacturing plant in the US. The facility is planned to be operational in the coming years and will help to meet growing demand from the energy storage, electric vehicle (EV) and clean-energy industries for US-produced-and-sourced essential battery materials. ICL plans to develop a customer innovation and qualification center (CIQC) in North America as we continue to execute our long-term plan to provide commercial solutions for the energy storage systems (ESS) market in the US. CIQC is expected to become a hub for ICL, its partners and its customers, as the Company looks to make significant advancements in its battery materials R&D capabilities.

ICL Group Limited 87

Our efforts to improve ICL’s impact on the environment are facilitated by innovation and commercial excellence activities (Industry, Innovation and Infrastructure – SDG 9). We are increasingly more operationally efficient, integrating renewable energy into our fuel mix and implementing Circular Economy activities, both within our organization and in collaboration with our partners.

Circular Economy

‘Circular Economy’ and an Integrated Production Value Chain are guiding principles that drive our activities.

We are actively engaged in the development of sustainable solutions and processes, aligning our operations, products and business models with principles that contributes to Circular Economy. In 2023, we established a Company-wide Circular Economy Digital Community. As part of this program ICL teams are developing new approaches within three main pillars: exploring alternative raw materials, innovative material cycles and new business models for Circular Economy. To this end, we are innovating new products from what was previously regarded by us or the market as by-products or waste, as well as working to optimize our production processes.

Examples of these new activities and products:

•
We are constantly exploring new technologies to use secondary source phosphate as an alternative to virgin raw materials. We are developing future resources for our fertilizer products, including a technology roadmap for recycling and recovery of phosphorus and nitrogen from secondary sources.

•
PuraLoop® is an innovative phosphorus fertilizer manufactured by us from reacting 100% SSA (sewage sludge ash). This pioneering fertilizer addresses the critical issue of resource conservation in agriculture and promotes sustainable farming.

•
Pearl® is a sustainably recycled phosphorus that we produce that helps to close the phosphorus cycle. It is recovered from high concentrations of phosphorus in diverse water streams, preventing losses into aquatic environments while preserving finite rock phosphate resources. It is integrated into our premium controlled-release fertilizer, Sierrablen Plus®.

•	MagiK®, a powerful organic multi-nutrient for crops used as additive for fertilization product, was developed from a by-product stream of our magnesium production process.

ICL Group Limited 88

•
Fibagro Advance is a peat alternative growing media that uses waste from the timber industry and a thermo-mechanical process to create a unique matrix that improves moisture and nutrient retention. The product has a lower carbon footprint compared to peat and other peat alternatives.

•
ICL is one of the co-founders of the PolyStyrene Loop (PSL) recycling project in the Netherlands. The project focuses on recycling polystyrene foam demolition waste, recovering materials for new insulation, and reclaiming resources like bromine for sustainable polymeric flame retardants. The valuable bromine which it contains is recovered and re-used in a new polymeric flame-retardant.

Examples of optimization of ICL’s production processes include:

•
Our Ambition Creates Excellence (ACE) program has been expanded (from the original ambitious energy savings plan) to include the development of a standardized approach for Circular Economy that is designed to systematically review ICL’s waste streams, by-products and other outputs from our operations and identify opportunities to develop new and useful products, as well as to optimize our operations.

•
As part of our Circular Economy efforts in China, the Company develops a variety of different uses for Phosphogypsum, which is our Chinese site's only by-product that has not yet been fully utilized. In addition to existing solutions that have been developed and implemented, the Company has developed, together with local authorities, a solution for an old mine's rehabilitation. In 2023, more than 5.5 million cubic meters of phosphogypsum were utilized successfully.

•	At ICL Dead Sea, salt is used as infrastructure in the rehabilitation of roads, construction of wall barriers and batteries, as well as in other infrastructure projects.

•
ICL Periclase is working to reduce its remnant Magnesia waste and reuse it for the benefit of Circular Economy. During 2023, ICL Periclase implemented a project that uses magnesia powder, a non-hazardous material, to fill sinkholes in the Dead Sea region.

Non-financial KPI’s & Sustainability Linked Finance

In April 2023, ICL further expanded its strategic focus on sustainability by entering into a $1,550 million Sustainability-Linked Revolving Credit Facility Agreement (Sustainability-Linked RCF) with a consortium of twelve international banks.

The Sustainability-Linked RCF follows ICL’s initial Sustainability-Linked Loan (SLL) dated September 2021. Both the Sustainability-Linked RCF and the SLL include three Key Performance Indicators (“ESG KPIs”) which have been designed to align with ICL’s sustainability goals. The ESG KPIs include a reduction in Absolute Scope 1 & 2 GHG Emissions, an increase in the percentage of women in senior ICL Management and an increase in the number of valid TfS (Together for Sustainability initiative) scorecards obtained for ICL suppliers. Each of the KPIs will be assessed regularly during the term of the Sustainability-Linked RCF and SLL, through third-party verification of performance. As of the reporting date, the relevant annual targets have been achieved. For further information regarding increase in the percentage of women in senior ICL management, see “Item 6 – Directors, Senior Management and Employees – D. Human Capital".

For further information regarding the Sustainability-Linked RCF and SLL, see Note 13 to our Audited Financial Statements.

ICL Group Limited 89

Health and Safety

As a leading global specialty minerals company, we are subject to specific environmental, health and safety requirements under international, national and local laws, regulations and permits within each jurisdiction in which we operate. To sell our products and to operate our activities and processes, including mineral extraction, production, distribution, marketing and use of products, we are required to comply with relevant environmental, health and safety requirements.

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

Industrial production in general, and the chemical and mining industry in particular, require the implementation of special precautionary measures to maintain a safe and healthy work environment. Safety is one of our essential values, and we continuously work towards accident prevention by fostering a zero-accident culture. An OEMS-EHS (Operational Excellence Management System) provides the framework that drives operational excellence for industry-leading safety and reliability performance across our organization. As part of this approach, we conduct periodic risk assessments, PSM (Process Safety Management) methods and external and internal audits across all our operations, including our contractors’ operations. Emergency drills, personnel training and knowledge sharing processes are part of the annual plans of our sites. Our proactive program engages all of our employees and managers to identify risks and work to utilize various measures and technologies. Our efforts were recognized with our receipt of the prestigious Verdantix award earlier this year.

To minimize potential occupational hazards that may occur during our operations, and to help ensure a safe and healthy work environment, we seek to comply with strict occupational safety and health standards prescribed by local, national and international laws and standards. The health of our employees and contractors is checked regularly. Mandatory and locally agreed safety equipment is provided to our employees and requested from our contractors. We regularly monitor our work environment and perform industrial hygiene monitoring as required by regulations and Company procedures. We set safety targets for improvement annually, and safety KPIs are reported and tracked from all ICL production sites. One of the KPIs for all executive management is IR (Incident Rates), which is an indication of how many incidents of lost working days (a measure of severity) occurred. In 2023, the IR was 0.7.

ICL Group Limited 90

*Incident Rate - Lost working days cases, multiplied by 200,000, divided by employees’ work hours. Any injury event with one or more lost workdays is included in the IR calculation method.

In March 2023, following a fatal accident that occurred at our Cabanasses mine in Spain, we only gradually ramped-up production after taking extraordinary safety measures. This incident is still under investigation by the local authorities. However, both external reports and our internal inspection committee found no evidence of Company negligence. We deeply regret any such occurrence and remain unwavering in our commitment to prevent its reoccurrence. Following any such incident, inspection committees are formed for in-depth learning processes, enabling necessary corrective and preventive actions to avoid future occurrences. This proactive approach reflects our ongoing commitment to safety and continuous improvement. For further information, see “Item 3 – Key Information – D. Risk Factors – Accidents occurring during our industrial and mining operations, and failure to ensure the safety of workers and processes, could adversely affect our business.”

We invest extensive resources in training and mentoring, as well as other safety measures, to improve occupational safety and health as well as to prevent accidents and occupational illnesses. As part of our proactive approach to EHS, we implemented an operations management system that provides the framework and structure to drive our operational excellence, safety and reliability across our organization (OEMS-EHS). We have also adopted Human and Organizational Performance (HOP) principles which focus on early detection and prevention. The principles aim to develop organizational transparency, as well as to educate and create safety defense mechanisms for employees, processes, and the environment. Moreover, the HOP approach creates dialogue and knowledge sharing within our organization between managers and employees. We have multiple proactive activities to prevent EHS incidents and these are measured by leading (proactive) KPIs.

We are a “learning organization” that strives to retain a mindset of learning from both our successes and our failures. Analysis of events and “near misses”, as well as reporting of EHS hazards, is encouraged and conducted at all our sites. Management meetings often include a case analysis of a recent EHS incident, including conclusions and corrective actions taken. We also initiate cross-organizational learning processes on a regular basis to encourage peer learning, including an international learning forum led by our Global EHS VP.

In recent years, we have implemented advanced technologies to assist us in managing EHS events and proactive safety processes globally. We have deployed specialty software at all our sites. The software's modules include lesson learning, shared learning, intake of innovative ideas arising from the field and additional controls and defenses. A change management module is also part of the assimilated technology. In addition, we created a mobile EHS application that is used globally for EHS management, hazard recognition, emergency-event management and various proactive online activities. Both employees and managers routinly use these technologies. We have also implemented an application intended to map, track and manage environmental incidents. This is designed to enable us to respond quickly to emergency events, as well as to conduct crisis management.

ICL Group Limited 91

Emergency drills, including surprise drills, are a part of our annual work plans and are regularly performed to test and improve readiness for events including earthquakes, leakage of hazardous materials, fires, etc. We continue to enhance our procedures and measures with the goal of becoming leaders in crisis management, management of workplace hazards and EHS practices.

To prepare for natural disaster and emergency scenarios, we have created emergency teams qualified to perform a broad range of first responder roles, including rescue from ruins and disaster areas following earthquakes. Dozens of volunteers participate in activities in addition to their routine duties. Teams are equipped with advanced equipment and practice highly complex rescue and evacuation scenarios.

We have defined a Business Continuity Plan (BCP) to enable business continuity and quick recovery from various crisis scenarios, and to minimize business disruption and EHS impact.

In addition, we are introducing AI technology to support various processes and improve our defenses, including the use of robots and drones. Examples of our use of such technology include: “smart” systems for forklifts and trucks, using drones to inspect confined spaces (which eliminate the need for an employee to enter dangerous surroundings), smart sensors and more.

PSM methodology is used to develop and implement policies and standards guided by the CCPS framework, which include the EU Seveso Directive, OSHA PSM Regulation and UK HSE Control of Major Accidents. Israel’s Ministry of Environmental Protection has adopted the Seveso risk assessment methodology, and Israel’s Ministry of Labor recently adopted the OSHA PSM Regulation and is expected to require it at our relevant facilities. All processes include both employees and contractors.

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

For further details on regulatory, environmental, health and safety matters, see our “ICL Corporate Responsibility Report 2022” (web-report) on our website at www.icl-group.com. The reference to our website is intended to be an inactive textual reference, and the information on, or accessible through, our website is not intended to be part of this Annual Report.

ICL Group Limited 92

Climate Change and Greenhouse Gas Emissions

The impact of climate change is being recognized throughout our value chain and across the globe. Our clients, for example, are exposed to extreme weather events which is stressing food production systems. Our own facilities are identifying their exposure to various climate-related impacts. Climate change is an increasing concern not only to governments and non-governmental organizations, but also to our stakeholders, including our investors, customers, employees and the general public. In response, we are aligning our actions in an effort to meet the accelerating pace of this change.

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

ICL Task Force on Climate-related Financial Disclosures (TCFD)

Introduction

ICL is a leading global specialty minerals company. Our sector can be an important enabler in the transition to a low carbon economy through the development of innovative products and services as well as by offering solutions designed to promote sustainable agricultural practices, minimize environmental impact and enhance agricultural efficiency in a more sustainable manner. As our sector is a major consumer of fossil fuel-derived energy and an emitter of greenhouse gasses, it is imperative for us to transition to net zero. We recognize that climate change has a wide-ranging impact on our operations, supply chains, and markets. In addition, as a company committed to transparency and responsible reporting, we acknowledge the rapid increase in global interest in the development of more comprehensive climate-related disclosure. In 2023 the International Sustainability Standards Board (ISSB) published the first IFRS Sustainability disclosure standards, while the first set of European Sustainability Reporting Standards (ESRS) were published by the European Financial Reporting Advisory Group (EFRAG). In addition, the US Securities and Exchange Commission (SEC) released its final climate disclosure rule on March 6, 2024. Although the disclosure requirements and topics differ among the frameworks, climate-related disclosures are included in each of the frameworks, demonstrating their importance. For further information, see “Item 3 - Key Information— D. Risk Factors". Since 2017 the TCFD framework has been the leading climate reporting standard for public companies. The climate related disclosures in this report are guided by a TCFD framework, marking the third year in which we are reporting in alignment with its recommendations. In July 2023, the Financial Stability Board (FSB) requested that the IFRS Foundation assume the monitoring of the progress on companies’ climate-related disclosures from the TCFD, signifying a more integrated and comprehensive approach to climate-related disclosures.

In 2022, we committed to a 30% reduction of our greenhouse gases (GHG) emissions (Scope 1&2) by 2030 (vs. 2018), and we aim to be net zero by 2050. To date, we are on track to achieve this goal. ICL’s Board and our senior management have adjusted the Company’s climate strategy to align with the aims of the Paris Agreement which is to limit global temperature rise to well below 2 degrees Celsius above pre-industrial levels, with efforts aimed at limiting the increase to 1.5 degrees Celsius, for the purpose of mitigating the impacts of climate change. As we continue our journey towards a more sustainable future, our Board approved the submission of a declaration to the SBTi (Science-Based Targets initiative) organization, wherein the Company will commit to establish a near-term, science-based target in accordance with the framework developed by the SBTi. The initiative drives ambitious climate action in the private sector by enabling organizations to set science-based emissions reduction targets in line with the Paris Agreement’s goals.

ICL Group Limited 93

Consistent with the approach we took in previous years of reporting under the TCFD framework, the following section presents our progress with regard to the TCFD's four pillars: Governance, Strategy, Risk Management, and Metrics and Targets. The Financial Stability Board (FSB) created the TCFD to develop recommendations on the types of information that companies should disclose to support investors, lenders, and insurance underwriters in appropriately assessing and pricing a specific set of risks related to climate change. We conducted a screening of material climate-related risks and opportunities relevant to ICL, highlighted our existing good practices and identified next steps to strengthen our climate-related governance, strategy and risk management procedures. In this, our third year of voluntary TCFD reporting, we further embedded TCFD recommendations by integrating a ‘bottom-up’ approach to identifying and verifying climate-related risks and opportunities. Given the above-mentioned development of new reporting frameworks regarding climate-related disclosures (e.g. ISSB, EU Corporate Sustainability Reporting Directive, US SEC), we expect that our climate-related disclosures will continue to evolve in subsequent years.

Governance and Management of Climate Related Risks and Opportunities

Board-level Oversight of Climate-related Issues

•
Climate risk management is an integral part of our overall approach of doing the right thing, in the right way, every day. ICL’s Board is responsible for setting ICL’s overall strategic direction, including related to sustainability, climate and ESG related matters. The Board views climate change as a material component of the Company's strategy.

•
The Board has appointed a Climate, Sustainability and Community Relations Committee (“CSC Committee”) to oversee climate-related issues, including but not limited to, climate-change risk assessment and mitigation plans, installation of renewable energy facilities, site decarbonization plans, implementation of Circular Economy activities, achieving water saving targets and implementation of various policies relating to environmental impact. The CSC Committee is chaired by Dr. Miriam Haran, a leading environmental expert with substantial experience in environmental and climate-related matters. The CSC Committee comprises three additional directors on the Board who possess significant industrial and risk management experience, including related to environmental matters.

•
The CSC Committee convenes quarterly, as scheduled, unless additional meetings are necessitated for ad hoc purposes. The meetings include review of updates regarding the Company’s latest ESG related events, changes in underlying regulations, ESG risk assessments and ESG management systems, as well as review and approval of policies and procedures when relevant. In addition, the CSC Committee holds annual discussions regarding, among other things, climate risk and mitigation measures, TCFD disclosures, the Company’s ESG Report and ICL’s sustainability KPI matrix and targets. Progress against climate-related goals and targets and monitoring progress vis-a-vis the Company’s GHG decarbonization targets is also discussed during these meetings (for more information, refer to the ‘Metrics and Targets’ section below).

In February 2023, the Board approved the submission of a declaration to the SBTi organization, wherein the Company will commit to set a near-term, science-based target in accordance with the framework developed by the SBTi. The Board’s approval followed discussion and approval by the ICL’s Global Executive Committee (GEC) in January 2023, and the CSC Committee in February 2023. Following CSC Committee and Board approval, in March 2023, SBTi officially confirmed our commitment to develop a decarbonization plan in accordance with the criteria and processes of the SBTi.

ICL Group Limited 94

•
The Board’s Audit & Accounting Committee, as determined in ICL’s Board Manual, is responsible for, among other responsibilities, overseeing ICL’s risk management, including monitoring the Company’s activities to manage and mitigate identified risks, as well as to ensure our Company’s compliance with relevant regulations. Accordingly, ICL’s Enterprise Risk Management (“ERM”), which includes climate related risks, is discussed at least on a bi-annual basis, and any material changes are updated on a regular basis.

•
ICL’s ERM approach and constituting documents, including our ERM policy and procedures, follow the risk management methodology of the Committee of Sponsoring Organizations of the Treadway Committee (COSO). That methodology is defined as “the culture, capabilities, and practices, integrated with strategy setting and its performance, that organizations rely on to manage risk in creating, preserving, and realizing value”.

ICL has integrated climate related risk into its formal ERM processes, including into its ESG risk management structure and in various categories under the ICL Risk Universe. Physical and transition risks have been integrated on all risk levels.

For further information, including additional information regarding Dr. Haran’s biography and the frequency of CSC Committee and the Audit & Accounting Committee meetings, see “Item 6 –Directors, Senior Management and Employees— A. Directors and Officers & C. Board Practices—Our Board Committees”.

Management and Leadership Oversight

•
ICL’s Global Executive Committee (“GEC”), comprised of our senior executive management members, meets on a weekly basis and is responsible for overseeing the Company’s actions, policies and initiatives designed to ensure that ICL’s material ESG and climate-related risks are being appropriately addressed and managed. It also renders decisions on various issues including sustainability, climate and ESG matters. This includes the formation of annual budgets, deliberations regarding major capital and operational expenditures for climate mitigation activities related to low carbon production products and services, climate-related transactions (including acquisitions, mergers and divestitures) and the implementation of our climate transition plan.

•
To assist the GEC to better monitor and oversee ICL’s sustainability, climate and ESG related matters, the GEC appointed a GEC Sustainability Committee, an advisory committee which convenes on a quarterly basis. The GEC Sustainability Committee is chaired by our EVP, Chief Legal and Sustainability Officer, and is comprised of our CFO, the EVP, Chief Risk Officer, ICL Potash Division President, who is also in charge of ICL’s global EHS, the Chief Procurement & CAPEX Officer, the Chief Innovation and Technology Officer and the ICL Phosphate Specialty Solutions Division President.

•
Two separate management-level committees report to the GEC Sustainability Committee on climate related risks: (i) a Physical Risk Committee and (ii) a Transition Risk Committee, which are supported by our global sustainability and risk management teams, which manage both physical and transitional climate-related matters. The purpose of these committees is to identify potential climate related risks and opportunities, assess their impact on ICL’s operational and logistic sites, manage their financial transition, and determine mitigating actions to minimize ICL’s exposure to risk according to the respective ICL risk appetite. The chairs of the committees meet on a periodical basis to synchronize their activities.

For further information regarding ICL’s senior management, see “Item 6 – Directors, Senior Management and Employees – A. Directors and Officers”.

ICL Group Limited 95

ICL Climate-related Governance structure

Board oversight
ICL Board of Directors
Climate, Sustainability, Community Relations Committee
Audit and Accounting Committee
Leadership oversight
ICL Global Executive Committee (GEC)
Leasdership and Management oversight
GEC Sustainability Committee
Physical Risk Committee
Transition Risk Committee
Management oversight
TCFD Working Groups
Enterprise Risk Management

Working Groups

Multiple stakeholders within the Company are engaged as needed. We apply a ‘bottom-up’ approach to climate-related risk and opportunity identification and verification to ensure that awareness of climate-related issues is implemented across all our segments, business units, operations and geographic locations.

Training

We conduct dedicated training sessions on climate, environment and sustainability-related topics for various business segments and functionaries across the Company on a routine basis to ensure that they are updated on the latest developments.

Board Oversight Trainings

An initial training related to TCFD was provided to our Board in February 2022. Additional capacity building was conducted on several occasions throughout the year. In December 2023, a preliminary update session regarding TCFD and our progress in that regard was conducted for the CSC Committee, which served as the initial overview. A comprehensive update session, including a thorough review and discussion of ICL’s annual TCFD process and disclosures for 2023, was conducted jointly in March 2024 for the CSC Committee and Audit & Accounting Committee, with participation from all members of our Board.

Each quarterly Board meeting opens with an ESG review and discussion of ESG and climate‑related aspects, as well as monitoring of related KPI’s. Twice a year, the Board conducts off-site Board visits at ICL’s sites. These meetings include a tour of the site and discussion of, among other topics, environmental, sustainability, climate, safety and other ESG risks and related issues.

ICL Group Limited 96

Management Oversight Training

Our GEC’s continuous training program encompasses comprehensive discussions on a wide array of critical topics including climate action, sustainability strategies, safety protocols, risk management and various other ESG (Environmental, Social, and Governance) considerations. This includes training sessions on topics such as scope 1, 2, and 3 emissions, as well as in-depth education on initiatives like the Science-Based Targets initiative (SBTi). Moreover, the training provides updates on pertinent regulatory changes and facilitates regular discussions on risk assessments to ensure our leadership remains well-informed and proactive in addressing emerging challenges.

Working Groups and Stakeholders Trainings

Various ongoing workshops are held for various working groups, accompanied by internal and external experts. In addition, each year ICL organizes a global ESG Week that focuses on environment, safety and health, community and volunteering, quality assurance, sustainability and compliance topics. The purpose of the event is to promote engagement and knowledge sharing within the Company to increase awareness of our sustainability goals and guiding principles as well as to implement a culture of sustainability. In 2023 we officially embraced the UN Sustainable Development Goals (SDG’s) as our Company’s guiding principles within our revised code of conduct and as a reflection of our overall approach to sustainability and doing the right thing, in the right way, every day. We are continuing our dedicated work to implement SDGs in all areas of our operations and activities. Engagement activities include both on site and online workshop trainings, external lectures, materials, etc.

Strategy

In 2022 the Board and senior management adjusted the Company’s climate strategy to align with the aims of the Paris Agreement. As previously mentioned, in February 2023, the Board approved submitting a declaration to the SBTi organization, wherein the Company will commit to setting a near-term, science-based target in accordance with the framework developed by the SBTi. Currently, we are in the process of exploring target options in accordance with the criteria, while simultaneously developing a decarbonization pathway, and we intend to submit our decarbonization plan within the required time frame to the SBTi for their validation.

We are taking a systematic approach to reducing our GHG emissions across our global operations. ESG KPIs and targets, including climate related targets, have been embedded in executive measures for success and financial performance-based benefits for key executives. For further information, see “Item 6 – Directors, Senior Management and Employees — B. Compensation".

Informing Current Strategy and Initiatives

Climate risks and opportunity factors are incorporated into our business strategy and operations to improve our short, medium, and long-term financial and operational resilience. In alignment with TCFD definitions, physical risks and opportunities are those that occur as a result of climate change manifestations, whether occurring as chronic long term climatic changes or as acute episodic extreme weather events. Transition risks and opportunities are those that occur as a result of the transition to a low carbon economy, including legal and/or regulatory risks such as carbon pricing mechanisms, market supply and demand, litigation and reputation, and changes in key areas of technology.

ICL Group Limited 97

Products and Services

To thrive in a world impacted by climate-change, it is necessary to offer and provide products and services that enhance global food security, efficiency and safety. ICL’s is focused on creating new products and services that are designed to promote both climate change mitigation and adaptation. Additionally, our Company's product portfolio includes products that reduce water use and are designed to reduce the leaching of fertilizers into water sources.

Our fertilizers are designed to enable plants to survive under climatic stress such as drought and heat. Other products we produce, such as Keep Green, is the first biofertilizer to be developed to protect coffee tree leaves from excessive solar radiation. In this regard, our products support agricultural resilience and adaptation to climate stress. Our product portfolio also includes controlled release fertilizers (CRFs) and bio-stimulants that support plant nutrition and minimize N2O emission in the use phase, reducing GHG emissions and supporting climate change mitigation.

Alternative proteins are also part of ICL’s portfolio, and in 2023 we invested in Arkeon, GmbH. This investment will support Arkeon’s innovative and sustainable one-step fermentation bioprocess which creates customizable protein ingredients by capturing carbon dioxide (CO2). The resulting alternative proteins are carbon negative and clean-label functional ingredients.

ICL's diversified product portfolio also incorporates Energy Storage Solutions (ESS). Transitioning to renewable energy is a core path to climate-change mitigation and it depends on broadly implemented energy storage capabilities. We believe that our phosphate-based and bromine-based specialty products are key in supporting energy storage, a technology growing in high demand. In 2023, ICL broke ground on a battery materials manufacturing plant in the US, furthering the Company's plans to build a lithium iron phosphate (LFP) cathode active material (CAM) manufacturing plant. ICL will continue to invest in ESS.

For more information, see the section “Downstream Opportunities” below.

Operations

ICL continues to innovate, seeking to establish best practices, work to eliminate process inefficiencies and optimize operations to mitigate its GHG emissions. We have established a dedicated team to implement energy efficiency projects across our plants throughout the world as part of our Ambition Creates Excellence (ACE) program. Since 2021 this team has refocused its efforts on delivering lower carbon solutions globally, and it is working to implement GHG reduction measures, as well as Circular Economy and water efficiency measures, as part of our decarbonization road map. Measures include transitioning to lower carbon fuels for both on-site power generation and process heating, electrification and increasing energy efficiency through phaseout of inefficient production technologies, streamlining production facilities, and improved efficiency of heat and steam consumption. We also seek opportunities to increase the use of renewable energy as part of ICL’s fuel mix.

Supply Chain

Extreme climate events can result in disruptions to the supply of needed raw materials to our sites (upstream) or to ICL's ability to transport products to its global customers (downstream), and, as a result, could affect our Company’s business. A strategic decision was taken to search and identify any additional potential risks of climate-change related disruptions to the transportation of raw materials/products, and to diversify the means of transportation to assure the continuity of production and product supply to our customers. Furthermore, to maintain resilience, we are constantly working to reduce our dependency on critical, single source suppliers by creating alternative solutions. For further information, see “Item 3 - Key Information— D. Risk Factors".

ICL Group Limited 98

Sustainable Procurement

We are engaged in extensive training to raise awareness among ICL’s suppliers regarding sustainability, transparency and carbon emissions reduction, as part of the industry wide Together for Sustainability (TfS) initiative as well as ICL’s effort to evaluate and reduce its Scope 3 emissions.

In parallel, as part of our focus and efforts to increase renewable energy in our energy mix, ICL has a cross-organizational team comprising representatives from our Global Procurement Organization (GPO) and our Operational Excellence and Sustainability units who participate in efforts to purchase electricity produced by renewable energy, as well as support capital investments to install onsite renewable energy production at our facilities. This has led to success in Europe and the US, where, in 2023, over 97% of the electricity purchased by our sites was derived from zero-emission origins. In Israel, in alignment with our climate strategy, the Company entered into long-term power purchase agreements with two Israeli providers of "green electricity". These long-term agreements (15 years) will see ICL purchase more than 175 million kWh of electricity from renewable sources on an annual basis, beginning in 2024. ICL was an early adopter and one of the first companies in Israel to sign long-term renewable energy contracts as soon as the relevant regulatory environment supported it. We will continue to deepen our approach as the markets for on-site renewable energy, long-term power purchase agreements and other supply mechanisms continue to mature.

Investment in R&D

Our research, development, and innovation (RD&I) activities support ICL's growth strategy. The main objective of these activities is to enable new product sales and new business creation in the areas of next-generation fertilizers, food technology, e-mobility, novel materials and digital agriculture. ICL’s RD&I organization is establishing both short-term and long-term goals for GHG emissions reduction technologies. Research, redesign and implementation of low carbon solutions are currently being introduced to mitigate process-based and product-based emissions as well as to meet future demand.

Using our core RD&I capabilities, we are also developing products that address market needs and megatrends. Our Compass Assessment tool offers guidance and support for new projects. The process includes defining and framing the scope of potential and risk, as well as impact goals in regard to specific SDGs. These guide us in the process of developing new products and services.

Through our Open Innovation platform, we seek to collaborate with entrepreneurs, researchers, innovators, and startups to foster innovation in these areas. Another path is our ICL Planet Startup Hub, Food Tech and Agtech external accelerator that we created to access startups with disruptive technology and to help them to scale and go to market using ICL’s knowledge, experience and strengths.

In the short term, our RD&I organization is using its existing infrastructure to challenge internal and external partners to introduce solutions, such as advanced fertilizers that increase nutrient use efficiency and reduce water consumption, low carbon and climate resilience solutions, Circular Economy activities, energy storage materials and more. This includes ICL’s industry leading internal accelerator program, “BIG”, that is used to promote our GHG reduction breakthroughs.

ICL Group Limited 99

Financial Planning

Our global finance teams are integrating ESG-related KPIs and GHG emission reduction targets into our financial reporting and planning. This includes creating the necessary data infrastructure (data quality and data management) and management infrastructure to enable and support proper decision-making processes, along with an increase in the transparency of our ESG performance with rigorous financial methodologies and metrics. ICL considers sustainable finance an essential tool to support our transition to a low-carbon and environmentally sustainable economy. With the proper infrastructure in place, we have been able to take advantage of financial opportunities. In September 2021, ICL received its first €250 million Sustainability-Linked Loan ("SLL"). The loan is a step forward in ICL’s ongoing sustainability efforts and includes three sustainability performance targets. These include: a reduction in absolute Scope 1 & 2 GHG emissions, an increase in the percentage of women in senior ICL management and an increase in the number of valid TfS (Together for Sustainability initiative) scorecards obtained for ICL Group suppliers. These targets were designed to align with our sustainability strategy and goals, and each will be assessed at specific times during the term of the loan through third-party certification.

Additionally, in April 2023 ICL further expanded and increased its commitment to ESG by entering into a Sustainability-Linked Revolving Credit Facility Agreement between an ICL subsidiary, ICL Finance B.V., as borrower, and a consortium of 12 international banks, for a $1.55B credit facility ("Sustainability-Linked RCF"). The Sustainability-Linked RCF also includes three ESG KPIs in the same domain as mentioned above regarding the SLL.

Risk and Opportunities

Identified Climate Change Risks and Opportunities

Over the past several years, climate change and GHG emissions have been of increasing concern worldwide. Laws and regulations that govern climate change and GHG emissions already have certain impacts on ICL Group’s operations and may present transition risks for both the short and long term.

Carbon taxes and cap-and-trade-emissions schemes are increasingly viewed in global jurisdictions as a way of pricing carbon – a key policy driver to reduce GHG emissions. Currently, one of ICL Europe's sites, ICL Iberia, is covered by the EU-ETS Emissions Trading System, and in the UK, ICL Boulby is subject to the UK Emissions Trading Scheme. In Israel, a new carbon tax on fossil fuels, including natural gas, has been proposed in the Knesset, Israel’s legislature, to be implemented gradually over the course of the current decade. Other carbon mechanisms may be implemented in the future.

Additionally, under the European Green Deal, the EU adopted a Carbon Border Adjustment Mechanism (CBAM) regulation in 2023 which was created to stop carbon leakage from the EU (i.e. the risk that the EU carbon emissions reduction regulations will be offset by increases in emissions in jurisdictions with less stringent regulations), which will apply to some of our operations. The EU CBAM charge will phase in over a period of nine years, beginning in 2026. Regulations relating to GHG emissions are at various stages of consideration by the US federal government as well as in some US states.

Consequently, it is expected that in the short to medium term, ICL will need to purchase carbon allowances through specific programs (such as the EU and UK ETS) and/or incur additional capital costs for energy and emission reduction measures. Similarly, carbon taxes or restrictions on fossil fuel electricity production could increase our energy costs as well as the costs of supplied materials and services across the ICL value chain.

ICL Group Limited 100

We are subject to laws and regulations that will require us to disclose information relating to climate risks. As of 2026 ICL’s large EU subsidiaries are expected to report under the EU's Corporate Sustainability Reporting Directive over financial year 2025. In March 2024, the SEC issued a rule requiring disclosure of climate-related risk and we expect additional jurisdictions to adopt regulatory disclosure requirements relating to climate risks and opportunities disclosures, GHG emissions and other ESG metrics in the foreseeable future.

Physical impacts related to climate change may also have significant impacts on industries and the economy. These impacts may include extreme heat, extended drought durations altering water availability and quality, changes to sea level and temperature, increases in the frequencies and intensities of storms and extreme convective events which could also result in damage to facilities or equipment. The impacts may also encompass changes in the availability of natural resources leading to the disruption of supply chains. These physical risks have the potential to financially disrupt operations through increased costs and business interruptions, upstream raw material supply and downstream distribution. For example, a few of our Israeli facilities, including our sites at the Dead Sea, are located in an area that has been impacted by floods in the past, which has led to the initiation of a major flood protection response by ICL. Physical risk can also occur when transport barges are unable to operate on key waterways. Such events have occurred along the Rhine River where summer water levels have impeded the transport of raw materials. For further information, see “Item 3 - Key Information— D. Risk Factors”.

Transition-related opportunities relevant to ICL include products and services that can service multiple needs in terms of climate change. Opportunities for ICL are relevant with regard to the direct impact of climate change with products available for both mitigation and adaptation, and with regard to indirect impact with products and services that reduce water use and contribute to a Circular Economy. As part of our strategy to focus on our specialty products, and with standard R&D timelines ranging from 5-15 years, we have successfully responded to some of the transitional risks through our product portfolio.

For example, with respect to climate mitigation, we have created a dedicated global and multidisciplinary Energy Storage Solutions Unit to focus on maximizing the opportunity of energy storage solutions needed to support the renewable energy market. As a world-leading mineral producer, ICL has access to bromine, phosphates, and high purity phosphoric acid for energy storage. ICL is in the process of building a lithium iron phosphate (LFP) cathode active material (CAM) manufacturing plant in the US which is expected to be operational in the coming years. This is expected to be the first large-scale LFP material manufacturing plant in the US. [Opportunities: Products & Services].

Another example is our new meat protein substitutes which were driven by consumer demand [Opportunities: Markets, Products & Services] to reduce the ecological (carbon and water) footprint by replacing animal protein. In addition, our ICL Planet Startup Hub, ICL’s AgriFood innovation accelerator platform, invested in Arkeon GmbH whose patented process harnesses carbon dioxide and transforms it into nutritious protein – a process that is not only sustainable but regenerative.

By tracking consumer preferences for low carbon footprint products [Opportunities: Markets, Products & Services], we successfully developed a multi-nutrient fertilizer based on naturally occurring Polysulphate®. Polysulphate® requires no chemical processing, creates no waste products and has less potential to contribute to global warming than other comparable products. With its low carbon footprint, Polysulphate® is a fertilizer that could help farmers reach their industry or national carbon targets. We also produce Control Release Fertilizers (CRF) that are highly efficient during their use phase by reducing carbon intensity.

ICL Group Limited 101

Among the key strategies to achieve a low carbon future is the transition from linear economic models to circular ones with reduced material consumption and waste generation. We are working on multiple products and development opportunities to be in line with Circular Economy principles. An example is ICL’s Fibagro Advance, our peat alternative growing media that uses waste from the timber industry and a thermo-mechanical process to create a unique matrix that improves moisture and nutrient retention with a low carbon footprint and replaces peat mining.

To recognize the importance of research and development (R&D) for our sector, ICL owns multiple patents in various countries. We describe our strategic research along with our development and innovation activities as they relate to climate change in the R&D section below.

Shaping Future Strategy

The ICL TCFD program is designed to complement and augment ICL’s existing climate strategy and associated risk management. We have applied a forward-looking scenario analysis to identify physical and transitional climate related risks and opportunities that could have a material financial impact on our business over 2030, 2040 and 2050 timeframes.

These risks were identified over various timeframes and will be monitored, evaluated and updated as necessary. Time horizons include short term (0-3 years), medium term (3-10 years) and long term (10+ years) time frames. These time horizons are representative of timelines associated with our short-term climate-related targets and our 2030 commitments related to GHG emissions reduction, as well as our medium-term and longer-term 2050 climate-related strategies.

In 2021, ICL initiated a high-level climate change scenario analysis to better understand the potential timing and impact of climate-related risks and opportunities across ICL’s key geographies and business segments. The assessment was completed using relevance weightings and climate data to illustrate the trends by key indicators for specific climate scenarios, with consideration of future timeframes.

In 2022 and 2023, we consistently progressed in our efforts to better understand the potential impact and appropriate measures to reduce climate-related risks and capture opportunities for the Company, as well as to further embed TCFD recommendations into our public disclosure. We reviewed and updated the ‘top-down’ approach undertaken in our first year in line with our approach to assess risks and opportunities. We introduced financial stress-tests to evaluate the possible impact of various climate scenarios. We integrated climate-related risks into our formal ERM processes and applied a ‘bottom-up’ approach to climate-related risk and opportunity identification and verification, ensuring that awareness of climate-related issues is raised across all our segments, business units, sites and geographic locations. For further information regarding our risk identification and management, see the Risk Management section below.

ICL Group Limited 102

Physical/Transition Risks

The following timeframes and scenarios were used in the assessment:

•
Physical risks: 2030, 2040 and 2050, using the Intergovernmental Panel on Climate Change (IPCC) Shared Socio‐Economic Pathways (SSPs), SSP1-2.6 (Low emissions scenario), SSP 2-4.5 (Medium emissions scenario) and SSP5-8.5 (Business as usual/High emissions scenario).

•
Transition risks and opportunities: 2030, 2040 and 2050, using six scenarios; Net Zero, Announced Pledges Scenario (APS) and Stated Policies Scenario (STEPS) developed by the International Energy Agency (IEA) as well as the Network for Greening the Financial System (NGFS) Net Zero, Below 2˚C and Nationally Determined Contributions (NDC’s) scenarios. All scenarios use carbon prices as an input in their modelling. As a part of the scenario analysis for 2023, ICL has considered the impact of carbon pricing mechanisms on Scope 1,2 and 3 emissions.

In addition, we have assessed the potential impact of climate-related factors on our financial performance, considering both physical and transition risks and their potential financial impacts, including CAPEX, OPEX, business disruptions, and stock losses. Financial impacts relating to transition risks are revealed in both direct and indirect carbon costs and potential revenue losses.

The outputs derived from this process resulted in a set of potentially material financial physical risks (Table 1 below), and transition risks and opportunities (Table 2 below).

Physical Risks:

As a part of our TCFD journey, in 2021 we conducted a preliminary high-level risk and scenario analysis focusing on physical risks aligned with TCFD recommendations. More detailed analysis was conducted in 2022 using a bottom-up risk assessment approach that covered all of ICL's production sites globally. This year, we deepened and expanded our previous analyses to include exposure with the aim of identifying asset specific vulnerability and comparability to prior year assessments. In addition, full coverage of ICL’s assets (including warehouses, offices, and R&D facilities) and operational activities (including production, manufacturing and plant) were included in the updated analysis. For the purposes of our reporting, results reflect the most material assets across the geographies where we operate. The bottom-up assessment included material implications that impacted key operational aspects, including EHS, infrastructure, workforce, production, raw materials and products. To enhance preparedness, we conducted capacity-building activities and climate risk awareness training and education sessions, in parallel with the risk identification phase.

Climate-related physical risks may be expected to occur under all scenarios but are more likely to be material under the high carbon scenario - IPCC SSP5-8.5.

Table 1 identifies potential physical risks that may affect the regions in which we operate, including heat stress, flood (pluvial, fluvial, tidal), water stress, storms and convective events (such as tornadoes), wildfires and tropical cyclones in the short to mid (2030) and long (2050) term. Climate scenarios are not intended to represent a full description of the future, but rather to highlight central elements of a possible future and may differ over time.

ICL Group Limited 103

Table 1: Physical risks by region under all considered scenarios over the short – mid (2030) and long-term (2050) time frames.

The likelihood of a physical risk across a geography is defined based on a local exposure score
(1-100), as reflected in our climate models which provide additional synthetic information regarding the propensity of an asset to be subject to significant hazard intensities given the physical local climate properties. Local climate specificities are based on the Köppen Geiger climate classification, which is one of the most widely used climate classification systems. The average local exposure score is computed for all considered assets across a geography. Water stress in Israel is mitigated due to the development of non-conventional water sources by the Israeli government, such as treated wastewater and desalination. As a result, water production capacity in Israel exceeds demand, reducing potable water scarcity and water stress risks in the country.

ICL Group Limited 104

Likelihood table for physical risks assessment (average likelihood across a geography):

Impact:

The measure of impact considers the sum of consolidated additional impacts considering the specific site's resilience compared to the historical period by scenario and horizon across the assets in one geography. For all identified risks in Table 1, the assessment takes into account the potential impact of climate-related factors on financial performance, including increases in CAPEX and/or OPEX, business disruptions as well as stock losses.

The following is an impact table for physical risk assessment (The measure represents the most likely impact that would occur if the stated risk materialized):

Considerations and outcomes of Physical Risk Assessment

Heat Stress

Exposure to heat stress is calculated as the number of days per year above several thresholds of heat stress, accounting for the specific climate specificities. The exposure is based on the projections of Wet Bulb Globe Temperature (WBGT), a measure of heat stress in direct sunlight accounting not only for daily temperature levels, but for humidity patterns and wind speeds as well. The financial impacts of heat stress are based on additional impacts compared to the historical period, i.e. the changes of heat stress compared to the historical impacts on productivity that are considered integral to current revenue.

ICL Group Limited 105

Flood Exposure

Exposure to flooding is calculated as average levels of Pluvial, Fluvial and Tidal flood (meters) for 100-year return period events accounting for topography specificities and defense systems. The exposure is based on the projections of Pluvial flooding (an extreme rainfall event that creates a flood independent of an overflowing water body), Fluvial flooding (which occurs when rivers and streams break their banks and water flows out onto adjacent low-lying areas), and Tidal flooding (which occurs when the rise in sea level combines with local factors to push water levels above the normal high tide mark). The flooding impacts are considered high when accounting for the total impact of a 100-year return period event, while having a low likelihood (1% yearly chance of occurrence). The impacts presented do not account for additional mitigation measures in place, such as insurance coverage across highly at-risk assets.

Water Stress

Exposure to water stress is calculated as the ratio of total water withdrawals to available renewable surface and groundwater supplies. A vulnerability assessment to water stress takes into account interruptions in activity due to site disruptions and increases in OPEX based on water stress levels. Water stress is a particular focus for ICL’s Israel operations but it is mitigated due to the development of non-conventional water sources by the Israeli government, such as treated wastewater and desalination. As a result, water production capacity in Israel exceeds demand, reducing potable water scarcity and water stress risks in the country. The impacts of water stress presented in the current year partly consider Israeli government resilience measures, and as a result the risk assessment decreased to low and medium in the corresponding time horizon.

Wildfire

Exposure to wildfire is calculated as the yearly values of the Forest Fire Risk Index that combines a measure of vegetation dryness with air temperature, wind speed and humidity. The risk of fires in Israel is lower in the current assessment due to the consideration of resilience measures (on-site fire station, water systems, etc.) as well as granular land-cover related risk reduction (lowered risks due to exposed sites' location in desert areas with low to no vegetation (fuel for fire)).

Tropical Cyclone

Exposure to tropical cyclones is calculated as the measure of tropical cyclone 1-min sustained wind speed in relation to a 40-year frequency event.

Storm Events

Exposure to storms and convective events (such as tornadoes) is calculated as the convective available potential energy and annual maximum wind gust speed accounting for the specific climate specificities.

Mitigation measures currently adopted by ICL at various sites include, but are not limited to, flood management plans, cooling systems and extreme heat management work protocols, insurance-based solutions (e.g., acute events), emergency response plans, and improved ventilation measures.

However, it is to be noted that the physical risks in Table 1 do not fully consider those that may arise in the value chain, and which may affect future demand for products or the availability of supplies. In our 2023 assessment, we investigated the downstream physical and transitional risks inherent in our value chain, specifically concentrating on our fertilizers. Any noteworthy discoveries from our downstream analysis are outlined in the chapter on Transition Risks and Opportunities.

ICL Group Limited 106

Transition Risks and Opportunities:

As economies transition toward a low carbon economy, a range of new opportunities and risks are expected to increasingly impact markets in the form of emission quotas and trading mechanisms, internal and cross-border taxes on carbon emissions and product carbon footprints, climate-related mitigation and reputational risks, competition from new low-carbon technologies and emphasis on operational and logistical efficiencies. Together, these are considered transition risks and opportunities. We conducted an initial assessment of these risks and opportunities in 2021, followed by a more detailed analysis in 2022 in which we reviewed all of our business segments. In 2023 we further enhanced our analysis to include analyses of direct and indirect costs due to carbon policies along ICL’s value chain. The process incorporated exploring potential transition risks and opportunities for our various business segments. Most notably, our analysis included major market trends and potential technological challenges and opportunities for the foreseeable future. Our emphasis on product development and our investment in innovative, advanced technologies positions ICL to remain competitive throughout the transition period, with expectations of benefiting from our current strengths in the areas of energy storage for renewable sources, electric mobility, alternative proteins, high-efficiency specialty fertilizers and low carbon products across our portfolio. These products and services support climate-change mitigation and adaptation. Many are necessary in terms of resilient agriculture and enhancing food security in a changing world, impacted by climate change.

Utilizing plausible scenario modeling, we have identified potentially impact transition risks and opportunities for the short, medium and long-term which are presented in Table 2 below.

ICL Group Limited 107

Table 2: Examples of climate-related transition risks and opportunities for ICL.

Transition risks	Description and Response
Policy & legal Carbon pricing mechanisms
Risk description: Regulatory developments in countries or jurisdictions where we operate, exposure to carbon trading schemes, cross-border tax and adjustment mechanisms, increases in existing carbon pricing, and carbon taxes on energy and supplies are expected to lead to increased costs for ICL. Since carbon pricing mechanisms are still in development in most areas globally, it is expected that the risk exposure will increase over time.

ICL response: In recent years, we have undertaken proactive measures to reduce ICL's carbon footprint as part of our decarbonization roadmap that includes increasing energy efficiency and transitioning to lower carbon energy sources. We have already achieved a 22.2% reduction in scope 1-2. Consequently, we are actively improving our understanding of our GHG emissions' impacts and actively striving to reduce GHG emissions throughout our value chain enabling us to reduce our exposure to carbon pricing risks. In 2023, we conducted an analysis to quantify the risks arising from carbon pricing mechanisms on both our direct (Scope 1 & 2) and indirect (Scope 3) operations. Our aim was to comprehensively understand the financial risks across diverse scenarios and timeframes. The analysis outputs will improve our financial preparedness and planning and foster strategic decision-making to mitigate risks linked with carbon pricing transitions. We will further mitigate exposure to this risk by incorporating the outputs of the analysis into our decarbonization roadmap.

Time horizon: STEPS – 2030, 2040 and 2050

Potential impact: Medium to high, particularly within the 2050-time horizon.

Reputation Increased stakeholders concern regarding environmental performance
Risk description: There has been an increased focus, including from investors, the public, and governmental and non-governmental authorities, regarding environmental, social and governance (ESG) matters, including with respect to climate change and GHG emissions. As ICL operates in a carbon intensive sector, increased stakeholder concerns and expectations regarding operational and product-related environmental performance could have an impact on our reputation (preference for our products or investor confidence).

ICL response: ICL’s commitment to ambitious climate targets is aligned with the Paris Agreement. Therefore, in recent years we have undertaken proactive measures to reduce ICL's carbon footprint and actively improved our understanding of ICL’s GHG emissions (Scope 1-2-3), coupled with developing low-carbon products and services, raising awareness and creating the proper governance structure to support climate related risks and opportunities, and increasing transparency throughout our public disclosure and reports.

Time horizon: Medium

Potential impact: Medium to high

Technology Requirements for clean energy
Risk description: We acknowledge that our sector relies heavily on energy, and as the global demand shifts towards greener sources of energy, there is a heightened need to invest in renewable energy procurement. Both external policies and internal targets drive this imperative. However, transitioning to alternative energy sources may result in increased operational costs.

ICL response: ICL recognizes the necessity of sustainable energy practices. By entering long term renewable Power Purchase Agreements (PPAs) and utilizing energy attributes certificates (EACs), we adeptly reduce our scope 2 emissions, mitigating energy transition risk and strengthening our portfolio to increase operational resilience.

Time horizon: Short-Medium

Potential impact: Low

ICL Group Limited 108

Transition risks	Description and Response
Technology The ability to implement direct operational reduction measures
Risk description: Increasing global pressures to reduce GHG emissions highlight the necessity for companies to upgrade their infrastructure, ensuring adherence to environmental standards and energy efficiency goals. This could result in increased costs to upgrade and improve ICL's infrastructure, such as energy efficiencies and optimization of production processes, to reduce our direct scope 1 emissions.

ICL response: ICL has already initiated a process of addressing this risk by deploying a team of experts internally (our ACE program) which focuses on identifying initiatives to reduce scope 1 emissions through, among others, energy efficiency measures at various ICL sites. In addition, following our commitment to establish science-based emission reduction targets, ICL is currently further investigating abatement initiatives to further reduce our scope 1 emissions in the years ahead, such as green hydrogen production in primary locations.

Time horizon: Medium - Long

Potential impact: High

Markets Reduced demand due to chronic changes in weather patterns
Risk description: An increase in the temperature and volatile precipitation, chronic changes in regional climates which can result in shifts in the average growing season, growing conditions and crop mix, may result in reduced demand for commodity fertilizers.

ICL response: ICL is actively monitoring market trends and weather-related agricultural growing conditions in regard to climate change. ICL’s believe its diverse products and services portfolio, which supports precision agriculture and other products that contribute to plant resilience, will better support farmers in a changing environment.

Time horizon: Medium to long

Potential impact: Medium

Opportunities	Description and Response
Markets Increased market demand for sustainable solutions
Opportunity description: We anticipate several market opportunities arising from sustainable novel solutions and shifts in the markets driven by climate change which could lead to increased revenue. These new solutions will also broaden ICL's outlook on new low carbon markets, enhancing our potential for growth and market penetration.

ICL response: As a global specialty minerals company, we are keenly observing new market opportunities in sustainable solutions.

Our 2023 downstream scenario analysis revealed opportunities in several major global markets for specialty and low carbon fertilizers due to the impact of climate change scenarios on agricultural yields. Based on the analysis projected for 2030 and 2050, we observed escalating demand attributed to climate change-induced alterations in agricultural requirements.

Moreover, the increased demand for electricity storage solutions and batteries can be facilitated by our product portfolio. These emerging opportunities position us to expand our market presence and generate increased revenue.

Time Horizon: SSP1-26, SSP2-45, SSP5-85 – 2030 and 2050 | Medium to Long

Potential impact: Medium to High

ICL Group Limited 109

Opportunities	Description and Response
Products and Services Improved product offerings
Opportunity description:
We anticipate an increase in consumer demand for products and services that support climate-change mitigation and adaptation, including specialty fertilizers and energy storage solutions, which is expected to propel revenue growth.

ICL response:
Our products and services cater to the emerging needs of climate-change mitigation and adaptation. Our product portfolio features among others, highly effective specialty fertilizers that facilitate optimal nutrient release that help growers worldwide reduce their fertilizer usage and simultaneously achieve higher quality crops and yields with lower environmental impacts. ICL’s CRFs and bio-stimulants support plant nutrition and minimize N2O emission in the use phase, reducing GHG emissions and supporting climate change mitigation. Furthermore, we anticipate an increase in demand for Energy Storage Solutions (ESS), a necessary step in the transition to renewable energy. Energy storage is a potentially significant source of growth for our phosphate-based and bromine-based specialty products. Therefore, our focus is expanding to include such solutions with our product portfolio, for example, by utilizing phosphate raw materials to produce Lithium Iron Phosphate (LFP). For further information about our sustainable solutions, see "Strategy – Products and Services" above.

Climate-change mitigation requires a transition to alternative energy sources. These in return, require energy storage solutions in order to become mainstream.

Time horizon: Medium

Potential impact: High

Resource Efficiency & Energy Source Transition to Sustainable Energy Practices
Opportunity description:
Maximizing resource efficiency and transitioning to alternative energy sources present an opportunity for ICL.

ICL response: ICL has dedicated teams and forums that focus on opportunities in energy efficiency. By prioritizing these initiatives, we anticipate a reduction in operational costs and environmental footprint as renewable energy is projected to be more cost-effective (in part due to lower carbon taxes) compared to fossil fuels. Our strategy involves sourcing and expanding our renewable energy mix, facilitating a shift towards heightened electrification across our operations. Furthermore, we're intensifying our efforts to digitize, and analyse site level GHG data which allows us to improve data management and quality to support our journey to become more resource efficient and to reduce our footprint. Looking ahead, we're exploring the possibility of green hydrogen production at our primary location, aligning with our long-term sustainability goals.

Time horizon: Medium - Long

Potential impact: Medium

Resilience Future Resilience
Opportunity description:
We believe that increasing the resilience of our Company represents a strong opportunity through initiatives aimed at improving efficiency, designing innovative production processes, and developing new products. These efforts will ensure that we maintain our competitive advantage and remain prepared for a low-carbon future.

ICL response:
Our approach to advancing sustainable practices significantly contributes to our resilience. Our research, development, and innovation focus on solutions that aim to align with the SDGs. This in turn provides ICL with a long-term vision to pursue major market opportunities, including innovative climate-resilient solutions that enhance business resilience. For more about our sustainable solutions, see Strategy – Products and Services.

Additionally, enhanced access to green financing resulting from a reduced Company-wide carbon footprint and clear sustainability strategy, unlocks additional resources that further bolster our resilience. For more about our see Strategy – Sustainable Finance.

Time horizon: Medium to long

Potential impact: Medium

ICL Group Limited 110

ICL operates in multiple geographic locations that have, or are in the process of implementing, Emission Trading Schemes (ETS) or carbon taxes, as well as applicable Carbon Boarder Adjustment Mechanisms which may impact direct and indirect carbon costs. For 2023, exposure and vulnerability to transition risks for direct (scope 1 and 2) and indirect (scope 3) emissions were examined. For the exposure analysis, carbon prices across 6 scenarios (IEA: STEPS, APS, Net Zero and NGFS: Below 2˚C, NDCs, Net Zero) were considered while vulnerability was determined based on projected emissions (per scope) and either coverage rate at site (Scope 1 and 2) or pass‑through rate by emission category (Scope 3). For our externally assured GHG emissions, see Metrics and Targets section below.

Impacts on direct emissions for ICL are based on defined trajectories at the site level with carbon prices varying from one scenario to another. The output indicates that carbon price impacts on direct emissions will likely increase under all scenarios in the specified time frames as well as evolve over time, as the coverage rates increase for other sites/regions.

In the current scope of indirect emissions, we included relevant emissions categories where the impact is passed through to product suppliers and service providers. Purchased goods and services, end-of-life treatment of sold products and upstream transportation and distribution account for more than two thirds of emissions shares. In our analysis we also divided the indirect emissions in the relevant categories to differentiate coverage rates by scenario and time horizon. This assessment excluded the categories where impacts are passed on via mechanisms other than carbon prices (e.g. reduced demand). As seen with direct emissions, indirect emission impacts on carbon prices vary from one scenario to another. The output indicates that carbon price impacts on indirect emissions will likely increase under all scenarios in the specified timeframes as well as evolve over time, as the indirect emission trajectories mature, and service providers and suppliers are exposed to more direct carbon pricing impacts.

We acknowledge that the application of a scenario analysis to climate related risk is a relatively new and rapidly evolving subject. As part of our TCFD program, we continue to enhance our analysis capabilities to reflect developments in modeling, policy, emission pathways and wider stakeholder expectations. The outputs from our further scenario analysis activities, including carbon price trajectories, will be used to enhance ICL’s existing business planning processes and inform our strategy. It will also be used as an engagement tool to strengthen our understanding of climate related risks and opportunities. We will continue to integrate climate-related issues into our regular financial processes.

Risk Management

At ICL, Enterprise Risk Management (ERM) is ingrained in our corporate DNA and is an essential framework to anticipate and navigate uncertainty, risk and opportunity. Acknowledging risk's inherent nature in all activities, we prioritize robust risk management as a fundamental element of good corporate governance. A successful risk management mechanism helps us meet our goals, enhances our decision-making processes, ensures our robust compliance with regulation and internal policies, and provides assurance regarding control effectiveness.

We are recognizing the impact of climate change throughout our main processes, and we are aligning our responses and actions to meet the accelerating pace of climate change. As part of this recognition, we have embedded climate-risk assessment into global our ERM procedures.

ICL Group Limited 111

Identifying and assessing climate-related risks

We have implemented a process designed to identify risks, areas of impact, their causes and potential consequences, including climate-related risks. The aim is to generate a comprehensive list of risks (a risk register) based on those potential events that might prevent, degrade, or delay the achievement of our Company’s objectives. The risk identification process includes an examination of events which, if they materialize, may compromise the achievement of the Company's objectives. Identifying climate-related risks was accomplished by conducting interviews with key personnel, as well as evaluating climate-benchmark and external information on material risks to the industry. This also included implementation of financial stress-test models on multiple climate scenarios to evaluate potential financial impacts. All risks are categorized under a global unified ICL Risk Universe and are evaluated under a unified metrics scale. The risk description includes capturing possible sources of risk, areas of impact and potential consequences (in accordance with risk taxonomy). The risks are identified at several levels (corporate, business segments and operational sites) of the organization. Risk assessment involves applying a rating to a risk, taking into consideration the combination of impact (consequences of the risk materializing) and its likelihood, considering the effectiveness of existing controls.

New risks can arise as a result of change within the organization or the occurrence of external factors. All employees and managers are responsible to contribute to identifying new and emerging risks as soon as practicable, while reporting and escalation will be accomplished according to the ERM framework. In addition, we execute an enterprise risk assessment in order to identify new corporate level and business segment level risks at least every few years and update the Risk Appetite, Risk Register and Risk Universe accordingly.

Managing climate-related risks

One of the purposes of the ERM process is to prioritize and determine our response to mitigate a risk at an acceptable level. This includes identifying, mapping, recording and monitoring treatment actions. Risk treatment actions can have two objectives: reduce the impact (i.e. mitigate the impact of the event); or reduce the likelihood (i.e. prevent the event from occurring).

Risk Treatment (mitigation) action can have two objectives: reduce the impact or reduce the likelihood. Possible risk treatment strategies include- avoid (avoid the risk), mitigate, accept and transfer. Risk mitigation plans are developed for Tier 1 risks and under specific circumstances, mitigation plans will also be developed for Tier 2 risks.

•
Tier 1 Risks (High-Level/ Material Risks): The designated risk owners are required to develop a treatment plan aimed at mitigating the impact or likelihood of the risk. During the development of treatment plans for top risks, we take into consideration factors such as feasibility, cost-effectiveness, required resources, and the timeline for completion. We ensure that any proposed treatment aligns with legal and governance requirements. The execution of plans is monitored for timeliness. We regularly reassess risk evaluations as an integral part of our monitoring routines established in our Global Risk Policy.

•	Tier 2 and Tier 3 Risks (Medium to Low-Level Risks): We have established periodic processes to ensure that we capture significant changes in risk exposure, needing further examination.

Monitoring and reviewing risks and treatment plans ensures that risks are managed efficiently and effectively. Therefore, these are monitored on a regular basis in accordance with ICL's ERM routines. For example, Tier 1 risks and mitigation plans are monitored on a quarterly basis.

ICL Group Limited 112

An effectively functioning oversight structure ensures that risk owners are designated on a timely basis, communication plans are both coherent and capably executed, sufficient resources are allocated to risk management, and staffing and training practices work as intended. It ensures that managers at all levels are active participants in the risk management process. We update our Enterprise Risk Management Framework & Policy annually. The updated policy is approved by the Risk-Management (RM) Committee and the Board’s Audit Committee. Changes in the policy are reviewed as part of an annual update. As part of that update, the Committees examine the effectiveness and quality of policy implementation and summarize the challenges and improvements required for the practice of the policy.

Metrics and Targets

Metrics

The GHG emissions reported below include all direct (“Scope 1”) and indirect energy-related (“Scope 2”) emissions of primary known greenhouse gases, including: CO₂, CH₄, N₂O and HFCs/HCFCs and SF₆. During previous years reported, there was no consumption or emissions of PFCs or NF₃. Direct emissions include emissions from stationary and mobile fuel combustion, refrigerants, non-energy related process emissions and emissions from onsite wastewater treatment facilities. Indirect energy related emissions include the calculated emissions resulting from consumption of purchased electricity, steam, heating and cooling.

The table below presents our greenhouse gas emissions for the years 2023 and 2018 (the baseline year). We have followed the World Business Council for Sustainable Development (WBCSD)/World Resource Institute's (WRI): "GHG Protocol Corporate Accounting and Reporting Standard" (2004, as updated January 2015); and “GHG Protocol Scope 2 Guidance” (2015), utilizing the operational control approach to set organizational boundaries, in addition to ISO 14064 standard methodologies. An independent assurance process was performed, which included Limited Assurance of ICL’s 2023 Total Scope 1 and Total Scope 2 (marked-based and location-based) GHG emissions, in accordance with the International Standard on Assurance Engagements ISAE 3000 (Revised) ‘Assurance Engagements other than Audits or Reviews of Historical Financial Information’.

Scope 1 & 2 GHG emissions

		Year 2023 (3)	Year 2022 (2)	2021	Year 2018 (1)	2022 VS 2018
Scope 1	Tonnes CO2e (thousands)	2,102	2,126	2,158	2,220	(5.3)%
Scope 2 Market-based	Tonnes CO2e (thousands)	186	281	380	720	(74.2)%
Total scope 1+2 GHG emission	Tonnes CO2e (thousands)	2,288	2,407	2,538	2,940	(22.2)%

(1)	2018 is the baseline year for ICL’s decarbonization roadmap.

(2)	On a “same site basis” (excluding facilities acquired in Brazil during 2021), 2022 Scope 1 and Scope 2 (market-based) emissions were 2,107 and 281 thousand tonnes CO2e, respectively.

(3)	2023 independent assurance process was performed in accordance with the International Standard on Assurance Engagements ISAE 3000 (Revised)

ICL Group Limited 113

*Greenhouse Gas Emissions - Scope 1 and 2 emissions, in thousands of CO2e tonnes.

The 22.2% reduction in emissions was achieved over the period of 2018 to 2023 through multiple actions, including commissioning our Sodom CHP (Combined Heat and Power) plant, implementing energy efficiency measures and utilizing waste heat in several facilities globally, decommissioning fossil fuel-based facilities, such as the PAMA oil shale power plant in Israel, and procuring renewable energy in Brazil, China, Europe, Israel and the US. Sodom CHP supplies most of the electricity and steam consumed by ICL’s sites in Israel, with significantly lower carbon footprints. The electricity generated is not only far more carbon efficient than electricity supplied by the Israeli grid, but also more efficient than the previous oil-fired power plant and steam boilers it replaced for the production of steam as well as electricity.

Scope 3

ICL completed the process of measuring its Scope 3 emissions for the year 2022 in accordance with current best practices while implementing state-of-the-art data management systems. The process was followed by an external assurance process thus providing ICL with a baseline for further actions.

The baseline includes all upstream and downstream value chain emissions for primary known greenhouse gases, including CO2, CH4, and N2O, HFCs/HCFCs and SF6 for the year 2022 (1 January 2022 - 31 December 2022). The assessment utilizes an operational control approach to set organizational boundaries and applicable standard methodologies. An independent limited assurance engagement was performed in relation to selected Scope 3 GHG emissions categories in accordance with ISO 14064-3: 2019 Greenhouse gases – Part 3: Specification with guidance for the verification and validation of greenhouse gas statements.

RD&I

Our RD&I strategy identifies megatrends for future focus and considers the UN SDGs. Consequently, topics such as zero hunger (SDG 2), affordable and clean energy (SDG 7), responsible consumption and production (SDG 12) and climate action (SDG 13) are a focus of our Company. ICL Open Innovation efforts focus on partnering with entrepreneurs, startups, and researchers to develop next-generation fertilizers for advanced crop nutrition in response to climate change. Areas of focus include next generation fertilization, food technology, E-mobility/sustainability, novel materials, Circular Economy, industry 4.0 (manufacturing optimization) and digital agriculture.

ICL Group Limited 114

We continue to invest in research and development activities to meet many of the challenges posed by climate change. These focus on climate-change mitigation, climate-change adaptation, sustainable water use, and a transition to a Circular Economy. Examples of the R&D in which ICL is currently engaged include:

•	Development of fertilizers with better nutrient-use efficiency and reduction of emissions.

•	Development of biological bio-stimulants that stimulate plant growth and provide resilience to various stress conditions.

•	Development of products that improve water use efficiency.

•	Investigating opportunities to integrate waste steams into our production processes, fostering a closed-loop circular economy and developing future sources for sustainable fertilizer products.

•
Including integration of secondary source Phosphate technologies (Circular Economy) for immediate use in our production facilities in Europe and development of future sources for our fertilizer products, including a technology road map for recycling and recovery of phosphorous and nitrogen from secondary sources to transform our products into sustainable fertilizers.

•
Continued diversification and development of a product portfolio of meat substitutes: ICL and Plantible Foods have partnered to launch ROVITARIS® Binding Solution, a revolutionary clean label binding solution for plant-based meat and seafood applications that may replace most chemically processed binders.

•
Development of a battery materials portfolio that includes Lithium Iron Phosphate (LFP) cathode active material, brominated electrolytes and Phosphorus based active salt for electrolytes for current generation and next-generation lithium-ion batteries (Energy Storage Solutions).

•
The Front-End Innovation group has scouted more than 500 food tech start-ups to identify disruptive technologies for ICL Phosphate Specialties. Following the investment in Protera SAS and Plantible Foods Inc., ICL Planet Startup Hub invested in Arkeon GmbH, a start-up converting CO2 into nutritious amino acids and sustainable protein. The teams continue to seek innovation partners in transformation of sustainable food systems.

•
We developed a data-driven impact and evidence assessment tool for all RD&I projects to maximize ICL’s actions on tackling climate change, advancing food security and other contributions to human health and wellbeing. This decision-making tool is integrated into the product development process. In 2023, we completed six case studies and incorporated this tool into our new product development process.

Targets

In 2020, we established a decarbonization roadmap to achieve net zero GHG emissions by 2050. The near-term milestone is to reduce Scope 1 and 2 GHG emissions by 30% by 2030, compared to our 2018 emissions baseline. ICL’s 2023 Scope 1 & 2 emissions are 22.2% lower than our 2018 emissions and on course to meet the 2030 target successfully. ICL supports the global effort initiated by the Paris Agreement to reduce GHG emissions.

In 2022 ICL’s Board approved the submission of a declaration to the SBTi organization, wherein the Company will commit to set a near-term, science-based target in accordance with the framework developed by the SBTi organization. The initiative drives ambitious climate action in the private sector by enabling organizations to set science-based emissions reduction targets. Following the declaration, we intend to complete the processes of submitting our decarbonization plan to SBTi, moving past a 30% reduction within the required time frame for SBTi's validation.

ICL Group Limited 115

ICL has already implemented several measures included in its decarbonization roadmap, including:

•	Commissioning a high efficiency gas-fired combined heat and power (CHP) plant at our Sodom facility to supply ICL’s facilities in Israel, replacing older oil-fired power generation systems.

•
Transitioning to the procurement of renewably generated electricity across all ICL sites, starting with the procurement of renewable electricity for ICL sites in Europe and expanding to sites in the US, Israel, China and Brazil.

•	Decommissioning our oil shale-based power generation at Rotem (Israel), in favor of a more efficient gas-fired power plant with significantly lower GHG emissions.

•	Recovering heat from various chemical reactions to produce zero emission power for utilization by ICL sites.

Other measures in our Decarbonization Roadmap for future implementation include:

•
Improved measurement of GHG emissions, including increasing the accessibility to site-level carbon metrics and analytics for our operational managers and management through digital dashboards for up-to-date reporting of emissions at site and product levels.

•	Eliminating or reducing process GHG emissions through changes to chemical processes and production lines.

•	Converting our remaining production facilities that utilize high-emitting fossil fuels to energy generated from natural gas, renewable sources and waste heat.

•
Increasing energy efficiency by phasing out inefficient production technologies, streamlining our production facilities, increasing the efficiency of our consumption of heat and steam, and recovering heat where possible.

•	Reducing the use of electricity for lighting and air conditioning by implementing more efficient technologies.

•
Installing solar photovoltaic (solar PV) electricity generation systems in all available and appropriate areas within the operational boundaries of our sites in Israel, Spain, Germany and other countries.

•
Considering carbon pricing in product development, acquisitions and capital investment decision-making to raise internal awareness, promote better life cycle operating decisions, and better prepare our business for future emissions trading schemes.

ICL Group Limited 116

Energy

Our energy strategy includes continuous emphasis on energy efficiency and process innovation, transition to zero and low emission sources, and electrification as an enabler for this approach.

Renewable Energy

As part of our focus and efforts to increase renewable energy in our energy mix, ICL has a cross-organizational team which consists of representatives from the Global Procurement Organization (GPO) and our Operational Excellence and Sustainability units.

In parallel, we have a cross-organizational team leading the effort to purchase electricity produced by renewable energy, as well as make capital investments to install onsite renewable energy production at our facilities. In alignment with our climate strategy, the Company entered long-term power purchase agreements with two Israeli companies for "green electricity".

In addition, we conducted several feasibility studies across Europe and Israel in 2021 to identify which of our site assets are suitable for Photo-Voltaic (PV) installations, and in 2022 we expanded our assessment to our North American operations. Our other main sites, predominantly in Brazil and China will be assessed in 2024. Broad implementation of PV in Israel is hindered by statutory challenges, however, there are certain projects that have been approved and construction has commenced.

In the long-term, we are looking to implement projects that are compatible with our 2050 net zero goal. As we expect these types of projects to include major infrastructure challenges, we have already initiated them. One of the major projects that we are currently launching is a PV plant combined with advanced storage solutions and green hydrogen production at our Sodom site in Israel. Green hydrogen is defined as hydrogen produced by hydrolysis of water into hydrogen and oxygen using renewable electricity. The techno-financial analysis of the project has been submitted and endorsed, and the project will proceed to Basic Design (FEED).

Natural Gas

Over the past decade, we made a strategic decision to replace heavy fossil fuels (fuel oil, kerosene, diesel and shale oil) that power our largest production plants in Israel with natural gas (NG). Rotem Israel has ceased extracting shale oil minerals and has begun to use a new natural gas-based steam boiler, resulting in a reduction of our GHG emissions and other pollutants. The transition to NG has also significantly reduced our emission of air pollutants, such as NOx and PM, in the areas surrounding our sites.

For more information regarding our natural gas agreements, see Note 18 to our Audited Financial Statements and "Item 3 – Key Information - D. Risk Factors".

ICL Group Limited 117

The European Energy Efficiency Directive (EED)

In September 2023, the European Commission published the recast of the EU Directive on Energy Efficiency effective October 10, 2023. This is aimed at further stimulating efforts to promote energy efficiency and achieve energy savings in the battle against climate change. This initiative is part of the EU’s measures to reduce greenhouse gas emissions by 55% by 2030 and become climate-neutral by 2050. The directive has established a legally binding target to reduce the EU’s final energy consumption by 11.7% by 2030 (relative to the 2020 reference scenario). Each Member State is required to set its indicative national contribution based on objective criteria that reflect its national circumstances. If the total national contributions do not meet the EU target, the Commission will apply an Ambition Gap Mechanism.

The EED directive requires increasing annual energy savings from 0.8% (at present) to 1.3% (2024-2025), then 1.5% (2026-2027) and 1.9% from 2028 onwards. That’s an average of 1.49% of new annual savings for the period from 2024-2030.

We expect that each EU Member State (MS) will set its indicative national contribution, following which we will develop plans and strategies to comply with these requirements for all our European operations going forward, including considering further acceleration of our transition to renewable energy sources.

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

Our plants in Israel that fall under the definition of Emission Source Subject to Licensing Requirements have received air emission permits. In the event of deviations from the emission permits’ conditions, we could be subject to shutdowns, administrative enforcement measures, as well as to criminal liability. Certain restrictions on our operations and significant capital investments may therefore be imposed on our Company. To comply with the emissions permits granted under the Law, we have made significant investments, and will continue to do so as necessary. As a result, some of ICL’s air emissions have decreased considerably.

•
DSW and DSM are implementing major dust reduction projects, some of which have already been initiated and are expected to be completed over the next few years. Our other production sites in Israel are also increasing their efforts to reduce particle emissions.

•
In January 2024, a new emission permit was issued to Rotem Israel under the Israeli Clean Air Act (hereinafter - the Law) valid until January 2031. The Company is in active discussions with the Israeli Ministry of Environmental Protection (MoEP) to assure adherence to all stipulations outlined in the permit, including the conditions specified in the administrative order under Section 45 of the Law, and to achieve satisfactory resolutions to notable timeline execution challenges for a limited number of projects. Rotem Israel is implementing several significant emissions reduction projects as required in the permit, through a multi-year plan. For further information, see Note 18 to our Audited Financial Statements.

ICL Group Limited 118

Europe

In Europe, emissions are regulated under the EU IED – Industrial Emission Directive, as well as regional and local regulations. Preventive measures are applied. These regulations are translated to national legislation. Emission limit values for relevant substances are included as part of the authority's approval. In addition, relevant emissions control is carried out by authority inspection through independent technical supervisory associations and by self-inspection. Relevant plants in the EU are subject to the European SEVESO directive which requires regular safety inspections and reports.

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

Water

We regard potable water as a high value natural resource and water conservation is an inherent part of our business culture. We expect potable water to become scarcer across the globe. As water scarcity becomes a pressing global issue due to climate change and other factors, we expect greater and stricter regulation of water consumption and wastewater quality. We also anticipate that we will need to invest in additional resources to enhance our water efficiency and wastewater quality at some of our plants.

Nevertheless, many of our major production sites are located in Israel which has achieved water supply security due to large investments. Though located in a water stressed region, Israel manages its water resources efficiently. Due to institutional and regulatory reforms and significant development of non-conventional water sources, such as treated wastewater and desalination, water production capacity in Israel exceeds demand. Accordingly, over the last two decades desalination plants and Reverse Osmosis (RO) plants have become major contributors to the country’s potable water resources, thereby reducing potable water scarcity and water stress risks in the country. Industrial facilities, such as our facilities in Sodom, are allowed to use non-potable water where possible.

Our production facilities have already undertaken various water conservation projects, including using of brackish water and recycling treated wastewater. We track the consumption of water at our facilities worldwide and promote the implementation of water efficiency projects.

In 2023, ICL’s Board approved an ICL Group Water Management Policy. The policy outlines our proactive approach and considerable efforts to enhance our water efficiency, reduce our impact on water sources, and advance innovative solutions to water usage and wastewater disposal challenges in the areas in which we operate. Regarding Board-level oversight, our CSC Committee is responsible, among other things, for ICL’s water management.

ICL Group Limited 119

On the executive management level oversight, the Potash Division’s president and Global EHS, is responsible, among other things, for ICL’s overall water management.

For further information about water-related issues in Israel, see Note 18 to our Audited Financial Statements.

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

For further information, see “Item 3 - Key Information— D. Risk Factors“.

Israel

Liquid and solid waste, as well as other emissions, are regulated by multiple regulations. Our plants in Israel implement waste monitoring and management measures. Each plant is required to inform the authorities on their amount of waste and their treatment method for every waste stream under Israel’s PRTR (Pollutant Release and Transfer Register) regulation. Wastewater regulations, including effluent limits, are regulated by the MoEP, as well as partly by local authorities.

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

•
Rotem Israel - The site is implementing a master plan for wastewater treatment, with the principal goal of reducing effluent quantities. This will be accomplished by converting some effluents into products, wastewater recycling, reducing water consumption, treatment or neutralization of wastewater and restoration of wastewater ponds. The plan includes the treatment of additional wastewater streams created by air emission purification processes, which are required by the Israeli Clean Air Law.

ICL Group Limited 120

As part of the treatment of liquid and solid waste, the site stores phosphogypsum waste in ponds and piles. In 2021, a new Urban Building Plan was approved, the main objective of which is to regulate areas for phosphogypsum storage reservoirs.

Regarding the phosphogypsum waste ponds, the new plan allows the use of Pond 5, which has been operating since 2018, until the end of its operational life, expected in 2025. The District Committee for Planning and Construction approved the submission of a plan to reuse Pond 4 under certain conditions in order to replace Pond 5 upon the end of its operational life. Following the completion of the planning stage for construction and landscape restoration of phosphogypsum Ponds 1 to 3 that were used by Rotem Israel in the past, ICL has begun the early phase of restoration.

Regarding the phosphogypsum waste piles, according to the regulatory requirements, future expansion of the storage piles should be positioned on new protective infrastructure by the end of 2025. In September 2023, the Company submitted its plan for restoration of these large storage piles, including the set methodologies as required by the various regulators. Rotem Israel is experiencing difficulties meeting some of the requirements’ deadlines and is working with the relevant parties to mitigate the gaps. Furthermore, Rotem Israel is striving to find alternative uses for the phosphogypsum with external industry partners.

•
Neot Hovav - Pursuant to the requirements of the MoEP, our Neot Hovav site is required to treat remnant hazardous waste in the coming years. This waste is stored in a designated defined area on the site's premises in coordination with the MoEP. Some of the currently produced waste is also stored in this area. Treatment of this waste is partly conducted through a combustion facility (Bromine Recovery Unit), which recovers hydro-bromine acid. Additional waste quantities are sent to external designated treatment facilities. Once the area is cleared, the Company will be required to conduct soil surveys. For further information, see Note 17 to our Audited Financial Statements.

•
ICL Periclase - The site is working to reduce remnant Magnesia waste stored in a designated waste area, and to reuse it for the benefit of a Circular Economy. During 2023, ICL Periclase implemented a project that uses magnesia powder, a non-hazardous material, to fill sinkholes in the Dead Sea region. This approach will continue as an ongoing process in the future.

•
ICL Haifa (F&C) – Following the MoEP's requirements to find an alternative to runoff collection-pond, it was suggested to install above-ground containers for collecting runoff water. The issue is still under deliberations with the MoEP subject to the new statutory plan for the Haifa industrial zone.

The production process of phosphoric acid produced in the 1990’s at a site which has since been shut down has created a by-product in the form of a phosphogypsum pile which is stored at the site. The Company is working in coordination with the MoEP and is taking the necessary actions to meet regulatory requirements in a timely manner, including as stipulated in the Toxins Permit issued to the site.

ICL Group Limited 121

Europe

Liquid and solid waste and effluents are regulated under the European IED – Industrial Emission Directive. The Company implements waste monitoring and other management measures, the results of which we are obligated to inform the authorities. Wastewater regulations, including effluent limits, are regulated by states and partly by communities. We are subject to provisions regarding the avoidance of pollution and conditions for assessing compliance with effluent limit values.

Wastewater is partly pre-treated and sent to municipalities and third parties for final treatment, before discharge, or at levels that can be discharged to surface waters without treatment. In the event solid waste must be disposed we strive to treat it in accordance with relevant European requirements.

•
ICL Iberia - A multi-year program is underway to restore large salt piles, while paying close attention to the issue of wastewater drainage and sludge treatment. In April 2021, the Company signed an agreement with the ACA, Catalan Water Agency, for the construction and operation of new collector infrastructure. The new collector is required for the removal of brine water that will be used for restoration, as well as for production. For further information, see Notes 17 and 18 to our Audited Financial Statements.

•
ICL Boulby - All wastewater leaving our site in the UK is permitted according to the UK’s Environment Agency. The site's wastewater consists of extracted sea water, mine brines, gathered surface rainwater and water treated at the onsite sewage plant. Multiple parameter limits are imposed on the site by the wastewater permit and wastewater amounts have since been reduced considerably.

Americas

Liquid and solid wastes at our Americas sites are managed in accordance with country and state-specific regulatory requirements. In the US, solid and hazardous wastes are regulated by the Environmental Protection Agency’s (EPA) Resource Conservation and Recovery Act and analogous US state laws. In Brazil, waste is managed under the site’s operation license issued by the relevant state environmental agency.

ICL follows a qualification process for waste vendors who assist us in ensuring that waste is properly profiled, treatment standards are followed, and disposal processes meet regulatory requirements. Wastewater is managed by site industrial discharge permits from federal, state or local agencies. Wastewater treatment is mainly focused on chemical treatment through systems that are maintained on a regular basis.

•
ICL US Gallipolis Ferry - In January 2023, the site entered into a Consent Order with the West Virginia Department of Environmental Protection (WV DEP) regarding water discharge, allowing for a plan to be developed and executed in order to comply with permit requirements. We executed the proposed plan and milestone schedule on a timely basis. As one milestone was found not to be a viable action to maintain permit compliance, we proactively proposed an alternative plan and currently await the reply of the WV DEP regarding their receptivity to our proposal.

ICL Group Limited 122

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

Ecological Impact

We manage our mineral extraction sites according to local regulations, and we depend on concessions that are granted to us. Our broad and varied operations cover the entire lifecycle of our products, from the initial production of raw materials through manufacture of final product. This is becoming more challenging as the population grows in proximity to our sites. To try to minimize any unexpected disturbances by our facilities on their surrounding communities, we have increased our efforts to take precautions and safety measures in our activities, especially those which involve hazardous materials.

We aim to minimize the ecological impact of both our mining and production activities, beginning at the initial stage of planning through the implementation of recommendations and finally by monitoring and minimizing their impact. We continuously implement relevant operational methodologies and necessary technologies aimed at preventing unexpected ecological impact. In the event of an ecological impact, we strive to mitigate and remediate the impact, in accordance with best practices and regulatory requirements, including coordination with the relevant local authorities. For further information, see “Item 3 - Key Information— D. Risk Factors ".

It should be noted that our Sodom production facility is in the Jordan Rift Valley, or Syro-African Depression, a seismically active area. For further information, see “Item 3 - Key Information— D. Risk Factors ".

•
ICL DSW – Due to the negative water balance, the water level in the northern basin of the Dead Sea is decreasing. The receding water levels over the years has required ICL to reposition its pumping station northwards to enable continued operations in the Dead Sea region, which also enables the existence of tourism infrastructure. The P-9 pumping station and feeder canal crossing the Tze’elim stream were constructed to maintain operational continuity. The Tze’elim stream alluvial fan is one of the largest and most developed of all the surviving fans in the area, and therefore it is important to preserve it and to protect the biodiversity existing in this habitat. ICL reached an agreement with environmental authorities and organizations according to which seven culverts were constructed above the excavated canal to allow flood waters to flow through the original flow channel without damaging the feeder canal, while maintaining the braided channel fan pattern. The culverts serve as an ecological corridor by providing passageways for animals. We periodically review field data and make adjustments in accordance with the findings. In March 2023, we completed a project at the request of the Israeli Nature and Parks Authority involving the installation of sealing sheets over an approximately 2km-long section of the 15km feeder canal in the area of the fan following an unexpected flow of brine which was discovered above ground at the outskirts of the alluvial fan area. For further information, see “Item 4 – Information on the company — D. Property, Plant and Equipment — Mineral Extraction and Mining Operations- Dead Sea” and Note 18 to our Audited Financial Statements.

ICL Group Limited 123

•
ICL Iberia - ICL Iberia’s past activities have resulted in the salinization of some water wells in the Suria and Sallent sites. This resulted in compensation claims from owners of land surrounding the sites.

•
Rotem Israel - In 2017, Rotem experienced an environmental incident in which acidic phosphogypsum liquid was released into the surrounding environment, including a nature reserve and the nearby Ashalim Creek (Nahal Ashalim) as a result of a breach in its Number 3 detainment pond. We took extensive actions to restore the creek to its prior state, in full cooperation with the relevant authorities.

Following the incident, several certifications of claims as class actions were filed against the Company, and to the best of our knowledge, a criminal investigation of the event is still pending.

In December 2022, following a mediation process between Rotem Israel and the INPA, as well as all other applicants, a settlement agreement was signed between the parties and later approved by the District Court. In January 2024 the Supreme Court rejected an appeal filed against the District Court's ruling and concluded the proceedings. For further information, see Note 18 to our Audited Financial Statements.

Rotem Israel is currently in a process of remediating its phosphogypsum ponds according to an approved engineering remediation plan, that was formulated based on the ‘Florida Standard’. After reaching an agreement with the authorities on landscape restoration and obtaining a building permit, ICL initiated the first phase of the restoration.

In 2020, an application for a class action was filed against the Company according to which, discharge, leakage, and seepage of wastewater from Rotem’s Zin site allegedly resulted in various environmental hazards and damage to the Zin stream. In November 2022, the parties signed a procedural arrangement to resort to a mediation process in an attempt to settle the dispute outside of court. For further information, see Note 18 to our Audited Financial Statements.

In 2018, an application for certification of a claim as a class action was filed against the Company claiming it allegedly caused continuous, severe and extreme environmental hazards through pollution of the “Judea group – Zafit formation” groundwater aquifer and the Ein Bokek spring with industrial wastewater. In April 2022, the Be'er Sheva District Court dismissed in limine the application due to statute of limitations and property rights. On October 12, 2023, Israel's Supreme Court rendered its ruling in the appeal filed against the District Court’s decision, dismissing the plaintiffs claim regarding property rights, and therefore dismissing the application for certification of the entire public of the State of Israel. Yet accepted the appeal with regards to the statute of limitations claim, and ruled that application for certification is approved regarding a limited class constituting visitors at the Bokek stream. In accordance therewith, the application for certification limited to such group shall be reviewed by the District Court. For further information, see Note 18 to our Audited Financial Statements.

Part of the environmental challenges that our Rotem Israel site faces and deals with include environmental class actions against the Company that also pertain to environmental damages originating in the period that ICL was owned by the Israeli government prior to its privatization.

•	ICL R&D Beer Sheva - A soil survey was conducted, the results of which point to soil contamination. ICL is acting in accordance with the survey's findings and related MoEP guidelines.

ICL Group Limited 124

•
lCL Periclase - Brine, a non-hazardous substance, leaked from a ruptured pipeline in a nature reserve. No significant damage was recorded. Several hundred meters of pipelines were replaced, and we intend to replace additional pipelines within the Dead Sea Works area by the end of 2024.

•
Brazil - After conducting soil surveys at our Brazilian sites, we identified some immaterial historical soil and groundwater contamination. In response, we are actively engaged in remediation efforts, while maintaining close cooperation with governmental agencies and local regulators.

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

Examples regarding our management of biodiversity at some of our mining sites includes the following:

•
ICL DSW - Sodom Saltmarsh Lake. The Ashalim reservoir, located south of ICL’s Dead Sea site is a wet habitat, situated within a typical arid habitat. It is abundant with rich biological diversity. ICL Dead Sea, whose excavations in the region created this wet habitat, takes extra measures to preserve it and invests in making this unique habitat accessible to the public. In the past, the Sodom salt flats area was a resting stop and habitat for migratory birds. Today, due to changes in the land’s use for agriculture, residential and industrial purposes, almost no salt flats remain. These flats have unique characteristics with high salinity in the soil and unique species that have adapted to these extreme conditions. The salt flats in Israel are a rare habitat and have been shrinking over time. The Sodom Saltmarsh Lake has become a salt flat substitute. Over the past few years, the lake has had relatively good water quality year‑round and we are continuously monitoring the lake to measure its water quality. Vegetation has also been planted in a stable water environment. The lake is now used as a resting spot for migrating birds and as a nesting site for a wide range of species.

•
Rotem Israel - Since 2016, Rotem Israel has been participating in academic cooperative research with Ben Gurion University of the Negev which examines the ecological and biodiversity effectiveness of mine reclamation. The parameters being researched include soil chemistry, soil microbiology, vegetation growth potential, abundance, arthropod animals and remote sensing land analysis. Following the initial research results and as part of the rehabilitation process, we are creating micro-topography to diversify the landscape. We also collected seeds from the field to create a seed bank in order to contribute to the rehabilitation and recovery of vegetation in reclaimed areas.

ICL Group Limited 125

•
ICL Boulby - Adjacent to ICL Boulby’s mining facilities, and within its operational area, are non-developed turfs where important habitats and species flourish. Most notable are the woodlands at Mines Wood and Ridge Lane Wood, near Dalehouse. These are some of the most wildlife-rich woodlands in the Northeast England/Yorkshire areas. The woodlands are home to invertebrates, birds and mammals. For over a decade ICL Boulby has worked with the Industry Nature Conservation Association (INCA) to monitor and manage the wildlife that exists in proximity to the mine. Key to this process is a Site Biodiversity Action Plan (Site BAP), operated by ICL Boulby within its operational area. The Site BAP is designed to conserve key habitats and species which live at the site and is assisted by INCA annually. For further information, see “Item 4 – Information on the Company — D. Property, Plant and Equipment — Mineral Extraction and Mining Operations”.

Hazardous Substances

Some of the substances used at our facilities across the world (such as raw materials, etc.) are hazardous substances, as are some materials found in our finished products. These substances require government approvals and registration which are secured and maintained. Relevant safety measures and procedures for storage, use and handling are also implemented and maintained. In addition, measures are taken to reduce the likelihood of releases of hazardous materials by way of supplier, transporter and vendor qualification, as well as by training employees, contractors and vendors on the proper handling of these materials. We take measures to reduce the likelihood and the potential severity of incidents in the event of exposure to hazardous materials. This includes risk assessment, training, personal protective equipment (PPEs) and other relevant mitigation measures for employees and contractors. We prepare for hazardous material incidents by means of training emergency teams and acquiring appropriate equipment for dealing with these types of events.

We are strongly committed to bringing safe products to the market that also have a reduced environmental impact, and we ensure full compliance with all regulations, laws, conventions, statures and standards related to chemical management. Accordingly, scientific information is generated on all our products in GLP-certified laboratories using worldwide testing guidelines (OECD, OPPTS). This includes physico-chemical properties, toxicological and environmental tests. The generated data ensures safer chemicals for people and the environment. The data incorporated into a formal dossier including chemical safety assessment which is submitted to relevant regulatory authority for evaluation and approval.

We are also devoted to communicating accurately information that reflects the scientific evidence used in making the hazard determination. Hazardous products produced or imported by ICL are classified in accordance with GHS/CLP criteria, and information concerning the classified hazards is transmitted to ICL customers and employees. The transmittal of information is accomplished by means of comprehensive hazard communication documentation including Safety Data Sheets (SDS), labels, letters to customers, declarations, and safety cards for employees. Emergency contacts for all regions appear on all our SDSs and labels.

ICL Group Limited 126

Safety and Environmental Stewardship of Chemicals

ICL’s brand promise is to create impactful solutions for humanity’s sustainability challenges by leveraging our unique resources and technological ingenuity. As stated above, we are committed to the UN’s SDGs. ICL’s approach to developing new products and services is reflected in the alternative processes that we are applying. ICL’s RD&I practices have evolved in its perspective over the past few years, from supporting business continuity to adopting a “Sustainability Index” when developing new products. The index includes a GO/NO-GO decision-making analysis based on defined environmental criteria in the development of new products. We also incorporate Green Chemistry principles. The index was developed as a quantitative model for products in development, and its purpose is to set parameters for sustainable products in the development stage. We combine environmental, health and safety criteria with commercial and operational considerations. Potential products are rigorously tested using the index for product development. Index methodology is implemented in the R&D units of our Industrial Products, Phosphate Solutions and Growing Solutions segments. Each segment has its own specific variations to match its specific product types. Based on rating results, changes are incorporated into the development process. The objective is to develop the most sustainable products for the specific intended use. Products that are categorized as “NO-GO” are discontinued in the development stage and are not commercialized.

The next phase of our evolution includes using the UN SDG’s as conceptual guidelines in our RD&I strategy. Our RD&I unit is embedding impact strategy and criteria. The unit has developed a data-driven Impact Assessment Tool for all RD&I projects to support ICL’s actions on tackling climate change, advancing food security, promoting sustainable agriculture and contributing to human health, safety and wellbeing. This strategic component is part of our positive impact product development processes. We are also implementing Circular Economy and biomimicry concepts to reduce our environmental impact. Through our impact assessment tool, we scope potential and risk, define and optimize the potential for positive impact, and establish clear and measurable goals which are monitored and reported.

In addition, we are addressing various Green Chemistry principles both in the development of new products, as mentioned above, and during the use phase of our products. One example is our SAFR®-A Systematic Assessment for Flame Retardants. For our industrial products, we recommend best practices for using many of our products as part of the service we provide to our clients. The SAFR® methodology developed by ICL provides an evaluation of flame retardants in their applications, enabling users to select the most sustainable product for the intended use. SAFR® incorporates an estimated exposure component based on the level of contact to humans and/or the environment and measurable potential emissions of flame retardants during their use. The assessment of a given flame retardant with SAFR® leads to the identification of uses that are either recommended, acceptable, not recommended or an unacceptable hazard in which case alternatives should be identified. We are planning to add chemical attributes that identify the best choice for End of Life, Recyclability and Re-use. This will make the SAFR® tool better equipped to support Circular Economy.

Limitation Regulation and Registration of our Products

As a global specialty minerals company, we are subject to multiple rules and regulations in terms of product safety. We ensure that the substances we produce and sell are handled in accordance with all such rules and regulations throughout their life cycle. These rules and regulations, among other things, impose limitations on the use of specific substances and products, and require us to register and label some of our products. We continuously monitor these rules and regulations and take the necessary operational measures to ensure that we remain in material compliance with them. For further information, see “Item 3 - Key Information— D. Risk Factors".

ICL Group Limited 127

Industry Associations

We are an active member of several industry associations to safeguard our products. The most prominent associations include the International Bromine Council (BSEF) which promotes the benefits of bromine and bromine technologies for society and economy, the North American Flame Retardant Association (NAFRA), which promotes the benefits of flame retardants in the Americas and Canada, and the Phosphorus, Inorganic and Nitrogen Flame Retardants Association (PINFA), which works in partnership with stakeholders (NGOs, environmental entities, consumer associations, scientists, regulators, fire safety experts, user industries, etc.) to ensure the safe use of flame retardant products.

ICL is also a member of the European Chemical Industry Council (CEFIC) and the American Chemistry Council (ACC), where we are members of various task forces to ensure that we remain in compliance with Responsible Care and Sustainability programs.

These collaboration and network activities help us to work and relate to new classifications and regulations in the bromine compounds industry. The trade associations’ group activities, which include ICL, work diligently, to avoid unnecessary classifications with the help of additional external experts in the field of toxicology and other respective disciplines.

New European Fertilizer Product Regulation (hereinafter – FPR)

FPR covers a broad scope of materials, including all types of fertilizers, liming materials, biostimulants, growing media, soil improvers, inhibitors and other blends of these materials. The new regulation requires fertilizer producers to monitor new contaminating elements in fertilizer products. In addition, pursuant to FPR, fertilizer producers will have to demonstrate the ability to track their products to ensure their quality in the production and supply chain. The labelling of fertilizer products will need to change, and conformity assessment methodologies will need to be updated. Moreover, new tolerance levels for fertilizer contaminants are included in the FPR. One area of focus is the level of cadmium in fertilizers containing phosphate. In addition, FPR includes very challenging biodegradation requirements for polymer coatings on controlled release fertilizers. These requirements need to be established by ICL by July 2026 for its continued sale of controlled release fertilizers. We are actively undertaking steps to adjust to these new regulations for all our relevant products.

The topic of biodegradable criteria is high on the agenda. By July 2024 the delegated act must be available, and testing requirements will be known by such date. Our first biodegradable coating is already on the market (eqo.S/eqo.X). ICL is working on additional specific coating materials to cover the biodegradability and the polymeric as well as the microplastic impact.

Micro-plastics

On September 25, 2023, the European Commission adopted measures that restrict microplastics intentionally added to products under the EU chemical legislation, REACH. The new rules will prevent the release to the environment of about half a million tonnes of microplastics. They will prohibit the sale of microplastics as such, and of products to which microplastics have intentionally been added and that release those microplastics when used. When duly justified, derogations and transition periods for affected parties to adjust to the new rules apply.

Our main products which are subject to these requirements are fertilizers, and to a lesser extent, other products such as flame retardants. We are closely observing the changes in requirements to remain in compliance.

ICL Group Limited 128

PFAS

In February 2023, The European Chemical Agency (ECHA) published details of a proposed ban on the production, use, sale and import of some 10,000 PFAS. The purpose of the ban is to keep PFAS out of the environment. The European Commission is slated to present the proposal to Member States formally in 2025. If passed, it would constitute one of the largest chemical substances bans ever in Europe.

We are looking to actively replace any potential PFAS uses and have already limited them to a small extent.

New Chinese Polysulphate standard

In 2021, a new industry standard for Polysulphate (as a fertilizer) was published in China. ICL has defined the options to meet these new requirements and the effect of the new standard on the supply of Polysulphate to the Chinese market.

1.
In December 2023, ICL’s Polysulphate STD temporary registration renewal request was rejected. We are in close contact with the Ministry of Agriculture (MoA) on the possibility of extending the registration for the interim period.

2.
We have begun to work on registering Polysulphate under the new category of a soil conditioner. Field trials are currently on-going and will require three years. The results are expected by the end of 2024.

Chemicals Regulation and Registration

Europe and UK

The EU has established one of the world’s most comprehensive chemical regulatory frameworks known as REACH, which establishes a framework for registration, evaluation, authorization and restriction of chemicals in the EU. Chemicals imported or manufactured in the UK are regulated by a new chemical regulation called UK REACH.

All our segments have implemented REACH and are registering their chemicals as required by law. We believe that we have registered all chemicals relevant to our businesses in the EU (production and import) as of the date of this Report. In addition, certain products are in the process of evaluation under the Biocides Products Regulation (BPR).

A number of ICL substances are under REACH evaluation including specific products of the Industrial Products segment. Some substances have been designated as a ‘Substance of Very High Concern’ (SVHC), which may lead to certain regulatory restrictions.

ICL is preparing for this outcome by introducing new, alternative products for those market segments where they are required. In addition, we and our industry partners are actively involved in the regulatory process to ensure that decisions are made on valid grounds and to determine where safe use can be proven to safeguard the market where no risk to people or the environment is expected. For further information, see “Item 3 - Key Information— D. Risk Factors".

•
The European Commission’s Ecodesign E-Display regulation, which has been in force since March 2021, bans the use of halogenated flame retardants in electronic display enclosures. We are closely monitoring future developments and proactively engaged in innovative chemical design, informative chemical selection tools and end of life solutions to respond to these challenges.

ICL Group Limited 129

•
Borate salts and boric acid – Some of our products will have to change their classification (SDS, labeling) due to the reproductive classification of concentration limit. The industry has already expressed a requirement to re-formulate to exclude these salts and ICL is working on respective solutions and replacements.

•	Ammonium Bromide:

-	In December 2023, the proposed classification as reproductive toxin category 1B under the Classification, Labelling & Packaging (CLP) EU Regulation came into force.

-	The BPR final expected decision on the use of biocides using ammonium bromide as a precursor is unknown at this stage.

The impact on the business of Industrial Products segment is very limited.

Flame retardants

In March 2023, ECHA released a Regulatory Strategy for Flame Retardants, focusing on halogenated and organophosphorus variants, constituting 70% of the organic flame-retardant market. The strategy prioritizes brominated flame retardants, particularly aromatic ones, for restriction, following the Restrictions Roadmap. Future assessments will address non-halogen and organophosphorus flame retardants. Aromatic brominated variants raise concerns due to PBT/vPvB properties, warranting minimized release. Aliphatic brominated and organophosphorus flame retardants exhibit diverse human and environmental hazards, with ongoing data generation to verify potential risks. Proposed restriction proposals await conclusive data from ongoing studies. The following assessments of regulatory needs that effects flame retardants were published by ECHA:

•
Tetrabromobisphenol A (TBBPA or TBBA) flame retardant is under review as part of REACH. The result of the review is that TBBA is classified as a Carcinogen 1B and is added to the list of SVHC. Currently, the advocacy team is working diligently to maintain the reactive use. TBBPA is also being assessed for PBT/vPvB. Ongoing studies are expected to yield results in 2025.

•
Fyrol PCF (TCPP) – an NTP study was released concluding that TCPP was carcinogen at highly elevated exposures. Europe is moving to list the chemical as Cat. 1B thus imposing new restrictions on selected consumer uses. In other applications, like insulation, industry consortiums have calculated large safety margins for TCPP exposures related to these products. The industry intends to classify TCPP as Cat. 2 based on its own assessment, until harmonized classification is enforced. Furthermore, a discussion concerning the potential ED (Endocrine disrupter) properties of TCPP is still ongoing, adding another layer of complexity to the regulatory considerations surrounding this chemical.

We are actively engaging with ECHA and EC through an advocacy approach to understand their information requirements and to provide input for science-based decision making on any potential restrictions, aiming to avoid or minimize the impact on both ICL as well as the industry as a whole. In addition, our R&D departments are identifying potential alternative products.

ICL Group Limited 130

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

The EU has introduced new hazard classes to CLP regulation: Endocrine Disruptors (ED), Persistent, Bioaccumulative and Toxic (PBT) & Persistent, Mobile &Toxic (PMT) that will be used to classify chemicals and introduced in SDSs and on labels.

ICL participates in CEFIC Task Forces to collaboratively address the issues in the CSS. In addition, we play a leading role as an active member of BSEF and PINFA, engaging in discussions with EU authorities, Member States and regulators. Our aim is to prevent flawed regulations that could undermine our strategic goals within the flame-retardant industry.

The US

The Toxic Substances Control Act of 1976 (TSCA), which was reformed in 2016, addresses the production, importation, use, and disposal of specific chemicals in the US. The TSCA is administered by the US Environmental Protection Agency (EPA), which regulates the introduction of new and existing chemicals. Some ICL products, such as TBBA, are under TSCA evaluation. We are engaged in collaborative industry consortiums that are responding to EPA reviews, which may entail regulatory decisions on restrictions.

The Washington State Department of Ecology (WA DOE) has moved to ban halogenated flame retardants in indoor consumer electronic casings, while allowing exemptions for certain applications such as cars and outdoor goods, etc. We are actively collaborating with OEMS (Original Equipment Manufacturers) and WA DOE to establish a process for companies to request additional exemptions.

Our efforts have produced notable exemptions for automotive, aerospace, outdoor goods, appliances, and spare parts. The proposed regulation has been elevated at the WTO, and Korea, China and Japan plan to oppose such regulation.

We are also engaged in additional activities, including the following:

•	Regarding food ingredients, a US petition exists to increase the levels of sodium alginate used in plant-based products. This has a positive impact on specific ICL formulas.

•	The FDA has created a proposal to expand its standard of identities for foods to include salt substitutes. ICL is working on a variety of products to use the approach.

•	The EPA has released final guidance for pesticide submissions for new outdoor uses that require endangered species act reviews.

•
Like the EU, the US is implementing an Endocrine Disruptor Screening Program (EDSP) with near-term strategies for implementation. From the experience ICL is gaining in the EU, the preparation of appropriate data will be assured.

ICL Group Limited 131

•	The FDA has announced the annual monograph forecast which includes testing procedures for fluoride dentifrice products. ICL is monitoring the forecast for any impact on its product.

•
A final ruling under the Toxic Substances Control Act (TSCA) will require all manufacturers (including importers) of PFAS and PFAS-containing articles in any year since 2011 to report information to the EPA on PFAS uses, production volumes, disposal, exposures, and hazards. Reporting is due by May 8, 2025. This will be coordinated with the EU requirements to combine the efforts.

•	California's Proposition 65 proposed sweeping changes related to warning requirements.

•	Furthermore, we expect numerous anticipated rulemakings for PBTs and NANO materials and will implement those in our respective strategies.

Canada

Following public concern and pushback from various stakeholders, including under our NAFRA banner, the Canadian government has postponed any final decisions on ECCC's proposed market restrictions on DecaEthane until 2024. The proposal, despite offering extended compliance timelines for key industries, continues to face strong opposition in the marketplace. Notably, Japan, Korea, the US, and other countries plan to contest the regulation at the WTO.

Asia

In addition to REACH requirements in the EU, other countries, including South Korea, Turkey and EAEU (Eurasian Economic Union), have adopted, or are in the process of adopting, restrictive regulations like REACH which may affect our ability to manufacture and sell certain products in these countries in the future. We are actively working to ensure compliance within the specified deadlines.

Israel

Following Israel's acceptance into the OECD in 2010, Israel's MoEP published a draft law to establish a national repository of industrial chemicals and established processes for risk assessment and management of chemicals in Israel.

The law will apply to the manufacture, import or placement on the market of products over 10 tonnes. Once this new regulation enters into force, it is expected that it will have an impact on ICL, and other importers and manufacturers in Israel, including additional costs and complex administrative processes.

We are actively involved, via the Israel Manufacturers Association, in providing input regarding the proposed law.

ICL Group Limited 132

Brazil

Fertilizers

In Brazil, fertilizers are regulated by various laws, decrees and norms. A recent "Self-Control Law" was enacted in December 2022, altering responsibilities for agricultural product quality between the government, industry, and growers. This requires a review of the relevant decree, with significant changes including higher penalties for infractions. Associations like Abisolos and Anda, in which ICL is a member, are engaging with the Ministry of Agriculture Brazil (MAPA) to shape the new decree. Industry efforts aim to enhance the legislation to incorporate innovations like the use of microorganisms as additives in fertilizers.

Food

Recently, a Brazilian regulation was published which establishes the technological functions, maximum limits and conditions of use for food additives and technology aids authorized for use in foods which, among other changes, proposes the modification of the nomenclature of phosphates. This change impacts the labeling of products that are composed of this additive. As a result, the nomenclature of some of the phosphates has already been changed. ICL is closely monitoring which further actions should be taken, and it will seek to work with industry associations to demonstrate the impact of these changes on the food sector in Brazil.

Food Grade Products Regulations

Our food additives are strictly regulated by a wide range of legislation and global standards, established by national agencies such as the European Commission, the US Food and Drug Administration (FDA) and the National Health Commission State & Administration of Market Supervision in China.

Regulatory developments in the food sector are dynamic and frequently reviewed and/or assessed by regulators and periodically updated in order to assure a high level of protection of human life and health. These developments are being closely monitored by us, and we introduce appropriate adjustments to our product portfolio as needed, in accordance with the revised requirements.

Our food grade products are produced in plants certified for food production. Therefore, all our food plants implement quality and food safety systems that are monitored by internal and external audits. For further information, see “Item 3 - Key Information— D. Risk Factors".

ICL Group Limited 133

Business Licenses and other permits

In the ordinary course of our business activities, we hold business licenses, permits and receive governmental approvals that are related to environmental, health and safety, and that are issued by various regulatory agencies to operate our facilities. We may be required to obtain or renew such licenses, permits, and governmental approvals in the future to continue our current or future operations throughout the world. We strive to comply with the terms and conditions set forth in our business licenses and permits, as applicable, and in the event of any non-compliance, we act to alter our activities in full coordination with the relevant agencies.

In January 2024, ICL Terneuzen (IPT) was granted a new environmental permit, as part of which, IPT is obliged to perform studies and improve its overall performance. The new permit includes several environmental requirements, including air emissions and wastewater treatment, which require investments over the next several years. As stipulated in the permit, upon update of the material listed in the continuously changing Substances of Very High Concern (SVHC) list, adaptive actions will be required. In addition, IPT continues to work together with the Dutch authorities to close any relevant gaps, as identified in a gap analysis conducted in 2021. IPT expects the authorities to approve its three-year compliance plan by March 2024. For further information, see “Item 3 - Key Information— D. Risk Factors.”

Water Wells Production Permits

Water supply to DSW is accomplished via approximately 40 drillings, most of which are located within the concession area. The drillings require a drilling license issued by the Water Authority.

The seven "Ein-Ofarim" drills are located outside the concession area, and DSW is therefore required to sign, from time to time, lease contracts for limited periods with the Israel Land Authority (ILA). The contracts renewal process is lengthy, and DSW has been working for several years to renew them. As of today, all seven contacts have been renewed until 2026.

In addition, At the beginning of every year, the Water authority issues the Company with a water production license that defines the production capacity of each drilling.

ICL Iberia - ICL Iberia's past activities have resulted in the salinization of some water wells in the Suria and Sallent sites. A remediation plan has been presented to the authorities and actions have begun to be implemented with satisfactory results. For further information, see note 17 to our Audited Financial Statements.

In 2017, the Israeli Water Law was amended, according to which saline water of the kind produced for Dead Sea plants by the Company's own water drilling is charged with water fees. In October 2021, as a response to the Company’s objection to the charges relating to water drilling within the concession area, the Water Authority informed the Company that water fees will not be charged for water production within the concession area. This decision was based on the opinion of the Ministry of Justice, according to which the royalty's arrangement established in the Dead Sea Concession Law, 5771-1961, is the sole arrangement for collecting payment for the right to extract water in the concession area, and, therefore, it is not legally possible to impose additional charges for water fees in addition to the royalties (hereinafter – the Opinion). In September 2022, the Company was presented with two petitions filed in Israel’s Supreme Court, one by Adam Teva V’Din, and the second by Lobby 99 Ltd., against the Water Authority, Israel’s Attorney General, the Ministry of Justice, Mekorot Water Company Ltd. and the Company. For further information, see Note 18 to the Audited Financial Statements.

ICL Group Limited 134

C. ORGANIZATIONAL STRUCTURE

A list of our main subsidiaries, including name and country of incorporation or residence, is provided as an exhibit to our Form 20-F filed with the US Securities Exchange Commission, which can be found at www.sec.gov.

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

ICL Group Limited 135

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

Germany: Production plants of the Phosphate Solutions segment are located at Ladenburg. The production plants of the Growing Solutions segment are located at Ludwigshafen. The production plants of the Industrial Products segment are located at Bitterfeld. All the plants, in addition to Ludwigshafen, are leased by the Company.

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

ICL Group Limited 136

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

Principal Properties

The following table sets forth certain additional information regarding ICL’s principal properties as of December 31, 2023:

Property Type	Location	Size (square feet)	Products	Owned/Leased
Plant	Mishor Rotem, Israel	27,094,510	Phosphate Solutions products	Owned on leased land
Plant	Mishor Rotem, Israel	10,763,910	Industrial Products products	Owned on leased land
Plant	Neot Hovav, Israel	9,601,591	Industrial Products products	Owned on leased land
Plant	Zin, Israel	8,484,123	Phosphate Solutions products	Owned on leased land
Plant	Kiryat Ata, Israel	6,888,903	Growing Solutions products	Leased
Plant	Oron, Israel	4,413,348 (not including phosphate reserve)	Phosphate Solutions products	Owned on leased land (on a lease extension process)
Evaportation ponds	Sodom, Israel	1,603,823K	Salt and carnallite ponds	Lease rights
Plant		13,099,679	Potash products (not including ponds and Magnesium plant)	Owned on leased land
Plant		4,088,800	Magnesium products (Potash segment)	Owned on leased land
Plant		2,326,060	Industrial Products products	Owned on leased land
Conveyor belt		1,970,333	Transportation facility for Potash	Owned on leased land
Pumping stations		1,180,496	Pumping station for the Potash segment	Owned on leased land
Plant		667,362	Industrial Products products	Owned on leased land
Feeding canal		5,974,980	Part of the pumping system for the Potash segment	Owned on leased land
Power plant		645,856	Power and steam production for the Potash segment	Owned on leased land

ICL Group Limited 137

Warehouse and loading facility	Ashdod, Israel	664,133	Warehouse for Potash and Phosphate Solutions' products	Owned on leased land
Headquarters	Beer Sheva, Israel	180,954	Company headquarters	Leased
Plant	Mishor Rotem, Israel	430,355	Phosphate Solutions products	Owned on leased land
Warehouse and loading facility	Eilat, Israel	152,557	Warehouse for Potash and Phosphate Solutions products	Owned on leased land
Headquarters	Tel Aviv, Israel	21,797	Company headquarters	Leased
Plant	Catalonia, Spain	48,491,416	Mines, manufacturing facilities and warehouses for Potash segment	Owned
Port/warehouse	Catalonia, Spain	866,407	Potash and salt products	Owned on leased land
Plant	Totana, Spain	2,210,261	Growing Solutions products	Owned
Plant	Cartagena, Spain	209,853	Growing Solutions products	Owned
Warehouse and loading facility	Cartagena, Spain	184,342	Storage for Growing Solutions products	Leased
Plant	Shandong, China	692,045	Industrial Products products	Owned on leased land
Headquarters	Shanghai, China	8,224	Company headquarters	Leased
Plant	Kunming, Yunnan, China	1,161,593	Phosphate Solutions products	Owned land
Plant	Kunming, Yunnan, China	9,614,191	Phosphate Solutions products	Leased land
Pumping station	Kunming, Yunnan, China	36,931	A pumping station for Phosphate Solutions	Leased land
Peat Moor	Nutberry and Douglas Water, United Kingdom	17,760,451	Peat mine (Growing Solutions segment)	Owned
Plant	Cleveland, United Kingdom	13,239,609	Polysulphate products (Growing Solutions segment)	Owned
Warehouse and loading facility	Cleveland, United Kingdom	2,357,296	Polysulphate products (Growing Solutions segment)	Owned on leased land

ICL Group Limited 138

Peat Moor	Creca, United Kingdom	4,305,564	Peat mine (Growing Solutions segment)	Owned
Plant	Nutberry, United Kingdom	322,917	Growing Solutions products	Owned
Plant	Daventry, United Kingdom	81,539	Growing Solutions products	Owned and leased
Plant	Terneuzen, the Netherlands	1,206,527	Industrial Products' products	Owned
Plant & warehouse	Lawford Heath, Rugby	45,000	Growing Solutions products	Leased
Plant	Heerlen, the Netherlands	481,802	Growing Solutions products	Owned and leased
Plant	Amsterdam, the Netherlands	349,827	Growing Solutions products and logistics center	Owned on leased land
European Headquarters	Amsterdam, the Netherlands	59,055	Company headquarters in Europe	Leased
Plant	Gallipolis Ferry, West Virginia, United States	1,742,400	Industrial Products' products	Owned
Plant	Lawrence, Kansas, United States	179,689	Phosphate Solutions products	Owned
Plant	Carondelet, Missouri, United States	190,095	Phosphate Solutions products	Owned
Plant	North Charleston, South Carolina, United States	100,000	Growing Solutions products	Leased
Plant	Summerville, South Carolina, United States	40,000	Growing Solutions products	Leased
US headquarters	St. Louis, Missouri, United States	35,217	US Company headquarters	Leased
Plant	Ludwigshafen, Germany	2,534,319	Growing solutions products	Leased
Plant	Ladenburg, Germany	1,569,764	Phosphate Solutions products	Owned
Plant	Bitterfeld, Germany	514,031	Industrial Products' products	Owned
Plant	Cajati, Brazil	413,959	Phosphate Solutions products	Owned
Plant	Sao Jose dos Campos, Brazil	Phosphate plant: 137,573 Blending plant: 80,729	Phosphate Solutions products	Owned on leased land (free of charge)
Plant	Brazil Cidade Ocidental	8,275	Growing Solutions products	Owned
Plant	Brazil Cruz Alta	7,499	Growing Solutions products	Owned
Plant	Brazil Jacarei I	879,248	Growing Solutions products	Owned
Plant	Brazil Jacarei II	967,987	Growing Solutions products	Leased
Plant	Brazil Maua	968,751	Growing Solutions products	Owned

ICL Group Limited 139

Plant	Brazil Suzano I	3,349,186	Growing Solutions products	Owned
Plant	Brazil Suzano II	637,001	Growing Solutions products	Owned
Plant	Brazil Uberlandia	263,716	Growing Solutions products	Owned
Plant	Belgium	128,693	Growing Solutions products	Owned
Plant	Calais, France	546,290	Industrial Products' products	Owned
Plant	Bandırma, Turkey	375,187	Growing Solutions products	Owned
Plant	Hartberg, Austria	692,937	Phosphate Solutions products	Owned
Plant	Heatherton, Australia	64,583	Phosphate Solutions products	Leased

ICL Group Limited 140

Mineral Extraction and Mining Operations

Information included in this section relates to the mineral extractions and mining operations of ICL for fiscal years 2023, 2022 and 2021. This information was prepared based on, and in some instances is an extract from, the report titled “Technical Report Summary and Resource Estimate” with an effective date of December 31, 2021 (the “Technical Report Summary”) and prepared for us by our qualified person, Wardell Armstrong International Ltd (“Wardell”). Wardell has approved and verified the scientific and technical information included in the Technical Report Summary and reproduced and approved the updated MINERAL RESERVES AND RESOURCES information in this Annual Report for Fiscal Years 2023, 2022 and 2021. Portions of the following information are based upon assumptions, qualifications and procedures that are not fully described herein. See “Cautionary Note to Investors Regarding Mineral and Resource Estimates.” Reference should be made to the full text of the Technical Report Summary, which is included as an exhibit to this Annual Report.

Overview

ICL extracts minerals and conducts mining activities at ICL Boulby (United Kingdom), ICL Iberia (Spain), ICL Rotem and ICL Dead Sea (both located in Israel), and YPH (China).

Figure 1: Location of the ICL Operations

Spain | ICL Iberia
UK | ICL Boulby
China | YPH
Israel | Rotem Israel
ICL Dead sea

ICL Group Limited 141

ICL’s mining activities are dependent on concessions, authorizations and permits granted by the governments of the countries in which the mines are located.

•
ICL Rotem has been mining phosphates in the Negev in Israel for more than sixty years. The mining is conducted in accordance with a phosphate mining concession, which is granted as required by the Israel's Minister of Energy under the country's Mines Ordinance, as well as mining authorizations issued by the Israel Lands Authority. The concessions relate to quarries (phosphate rock), whereas the authorizations cover the use of land as active mining areas.

•
ICL Dead Sea (DSW) has 37 evaporation ponds producing potash and salt, among other chemical products, located on the south-west shore of the Dead Sea’s southern basin in Israel. DSW is in the production stage and is a wholly-owned subsidiary that operates the DSW concession which covers 652 sqkm, and which is in effect until March 31, 2030.

•
ICL Iberia holds mining rights for two underground potash mines, Cabanasses and Vilafruns, located in Spain. ICL owns the land on which the Spanish surface facilities are located and the Spanish government owns the underground mining rights. The Cabanasses mine has been in production for more than fifty years, while Vilafruns was placed on care and maintenance status in June 2020 following its discontinuation. ICL Iberia is a wholly owned subsidiary that operates Cabanasses (in Suria), with 126 licenses for the extraction of rock salt and potash covering 693 sqkm.

•
ICL Boulby is an underground polyhalite mine in the production stage, located in the UK, of which ICL owns the freehold of approximately 3.82 sqkm of the mineral field, with the remainder based on leases. Cleveland Potash Limited (ICL Boulby) is a wholly owned subsidiary that operates the Boulby mine, which has 35 mining leases which cover a total area of 810.43 sqkm, primarily offshore.

•
YPH, equally owned by ICL and Yunnan Phosphate Chemicals Group Corporation Ltd. ("YYTH"), and controlled by ICL, owns and operates the Haikou Phosphate Mine and processing facility in the Xishan district of China. YPH holds the phosphate mining license for the Haikou Mine covering 9.6 sqkm, which the Company operates and is in the production stage.

In consideration of the concessions, ICL pays royalties and taxes to the governments of Israel, China, UK and Spain. Below are the royalties' amounts paid with respect to 2023, 2022 and 2021:

	Israel		Out of Israel	Total
Year Ended December 31,	$ millions	NIS millions	$ millions
2023	170	626	10	180
2022	95	317	8	103
2021	75	242	6	81

ICL Group Limited 142

The aggregated production data for the properties is summarized in Table 1.

Table 1: Production Data for the Properties

	Production Data for ICL Boulby
	2023	2022	2021
Polyhalite hoisted (kt)	1,028	947	784
Total Polyhalite Production (kt)	1,009	953	789

	Potash Production at Súria Plant, ICL Iberia
	2023	2022	2021
Ore hoisted from Cabanasses mine	2,795	2,928	2,534
Head Grade % KCl	24.3%	25.3%	26.4%
KCl Produced (kt)	601	680	614
Product Grade % KCl	95.5%	95.3%	95.5%

	Total Mine Production of raw ore at Rotem Israel
	2023	2022	2021
Tonnes mined (kt)	5,770	4,488	4,893
Grade (%P2O5 before / after beneficiation)	25% / 32%	26% / 32%	26% / 32%

	Product Produced after processing at Rotem Israel (kt)
	2023	2022	2021
Phosphate Rock*	2,309	2,170	2,431
Green Phosphoric Acid	520	508	531
Fertilizers	1,033	1,044	1,082
White Phosphoric Acid (WPA)	150	176	168
Specialty Fertilizers	78	95	72

* Figures relate to phosphate concentrate produced by the Oron and Rotem beneficiation plants for further processing at Rotem facilities.

	DSW Production (kt)
	2023	2022	2021
Potash	3,819	4,011	3,900
Compacting plant*	1,737	1,561	1,858
Bromine	143	178	182
Cast Mg	17	22	18

* Figures relate to granular potash produced from total potash

	Total Mine Production of raw ore at YPH
	2023	2022	2021
Tonnes mined (kt)	3,646	3,223	2,656
Grade (% P2O5 before/after beneficiation)	22% / 28%	22% / 28%	21% / 28%

ICL Group Limited 143

	Product Produced after processing at YPH (kt)
	2023	2022	2021
Phosphate Rock *	2,657	2,497	2,194
Green Phosphoric Acid	682	676	673
Fertilizers	609	611	612
White Phosphoric Acid	95	94	83
Specialty Fertilizers	113	92	76

* Figures relate to phosphate concentrate produced by the flotation and scrubbing plants for further processing at the 3C chemical plant.

Table 2: Estimated Mineral Resources as of December 31, 2023 (1)

Measured Mineral Resources		Indicated Mineral Resources		Measured + Indicated Mineral Resources		Inferred Mineral Resources
Amount (Mt)	Grades/ qualities	Amount (Mt)	Grades/ qualities	Amount (Mt)	Grades/ qualities	Amount (Mt)	Grades/ qualities

Commodity: K2O
United Kingdom	-	-	38.9	13.3%	38.9	13.3%	9.3	13.3%
Boulby	-	-	38.9	13.3%	38.9	13.3%	9.3	13.3%
Total	-	-	38.9	13.3%	38.9	13.3%	9.3	13.3%

Commodity: KCl
Spain	90.0	25.8%	63.6	25.0%	153.6	25.5%	277.9	27.4%
Cabanasses	77.4	25.0%	54.2	23.8%	131.6	24.5%	247.2	27.2%
Vilafruns	12.6	31.0%	9.4	32.1%	22.0	31.5%	30.7	28.9%

Israel	225.0	20.0%	1,500.0	20.0%	1,725.0	20.0%	445.0	20.0%
Mine/Property DSW	225.0	20.0%	1,500.0	20.0%	1,725.0	20.0%	445.0	20.0%
Total	315.0	21.7%	1,563.6	20.2%	1,878.6	20.4%	722.9	22.8%

Commodity: P2O5
Israel	265.2	27.4%	10.0	26.0%	275.2	27.3%	-	-
Rotem	265.2	27.4%	10.0	26.0%	275.2	27.3%	-	-

China	3.0	22.3%	2.3	24.0%	5.3	23.0%	0.2	20.0%
YPH	3.0	22.3%	2.3	24.0%	5.3	23.0%	0.2	20.0%
Total	268.2	27.3%	12.3	25.6%	280.5	27.2%	0.2	20.0%

(1)	Mineral Resources are exclusive of Mineral Reserves.

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

ICL Group Limited 144

Table 3: Estimated Mineral Reserves as of December 31, 2023 (1)

Proven Reserves		Probable Reserves		Total Reserves
Amount (Mt)	Grades/ qualities	Amount (Mt)	Grades/ qualities	Amount (Mt)	Grades/ qualities

Commodity: K2O
United Kingdom	-	-	7.6	13.5%	7.6	13.5%
ICL Boulby	-	-	7.6	13.5%	7.6	13.5%
Total	-	-	7.6	13.5%	7.6	13.5%

Commodity: KCl
Spain	29.3	25.2%	67.0	26.2%	96.3	25.9%
Cabanasses	29.3	25.2%	67.0	26.2%	96.3	25.9%
Vilafruns	-	-	-	-	-	-

Israel	138.5	20.0%	-	-	138.5	20.0%
DSW	138.5	20.0%	-	-	138.5	20.0%
Total	167.8	20.9%	67.0	26.2%	234.8	22.4%

Commodity: P2O5
Israel	34.6	26.0%	-	-	34.6	26.0%
Rotem Israel	34.6	26.0%	-	-	34.6	26.0%

China	50.9	21.8%	-	-	50.9	21.8%
YPH	50.9	21.8%	-	-	50.9	21.8%
Total	85.5	23.5%	-	-	85.5	23.5%

(1)	The totals contained in the above table have been rounded to reflect the relative uncertainty of the estimates, and numbers may not sum due to rounding.

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

ICL Group Limited 145

ICL Boulby

Overview

ICL’s mining operations in the UK are conducted by its wholly owned subsidiary, Cleveland Potash Limited (ICL Boulby). ICL Boulby is an underground polyhalite mine on the coastline of northeast England, approximately 340 kilometers north of London and approximately 34 kilometers to the southeast of the town of Middlesbrough.

The mine site and shafts are approximately centered at a latitude and longitude of 54°33'05.4"N and 0°49'32.5"W. The ICL Boulby mine site has a long history of production dating back to 1969 and the mine owns a private rail line spur that connects it with the deep-water port facilities at Teesport in Middlesbrough. ICL Boulby’s mining operations are mainly conducted under the North Sea at depths greater than 1,000 meters below the surface. The operations are currently conducted as far as 8 kilometers offshore subject to mining leases and mineral extraction licenses described below, while the mined mineral processing operations are conducted primarily on the surface on land owned by ICL.

Figure 2: Location of the ICL Boulby Mine (United Kingdom)

TEESDOCK
REDCAR
MIDDLESBROUGH
BOULBY
MINE
WHITBY
North York Moors
National Park
SCARBOROUGH
0
10km
N
0
200km

ICL

ICL Group Limited 146

Mining Concessions and Lease Agreements

ICL Boulby owns the freehold of approximately 3.82 sqkm of the mines and mineral fields in and around the mine head. These freehold mineral fields are in the process of being registered at the Land Registry. The remainder of the onshore mineral fields is held on a leasehold basis, over approximately 33 mineral leases, and extending to approximately 20.43 sqkm. Rents and royalties are paid bi-annually (January and July), and the Retail Price Index (RPI) is applied every three years. The next RPI rate will be applied on January 1, 2027, in accordance with the agreements.

ICL Boulby, holds onshore and offshore mineral leases and licenses, allowing for the extraction of diverse minerals, in addition to numerous easements and rights of way from private landowners. The offshore mineral field is leased from The Crown Estate on a production royalty basis and includes provisions to explore and exploit all targeted and known polyhalite and salt mineral resources of interest to ICL Boulby.

ICL Boulby has actively engaged in negotiations with the private property owners and has successfully secured the recent renewals of most of the existing lease agreements, as well as purchased the minerals of one lease area on a freehold basis. The renewal of part of the remaining leases was referred to the High Court of Justice in London for a decision regarding the calculation mechanism. The Company estimates that the proceedings will be concluded by the end of 2024. Additional leases, which are still being negotiated, will continue to operate under the terms of the previous leases.

Historically, the renewal of leases has not been problematic. ICL Boulby is confident in the renewal of all land and mineral leases, as required, and expects to have or will obtain all government approvals and permits necessary for exploiting all targeted mineral resources. Two leases are in effect until December 31, 2024, and June 30, 2027. Renewal negotiations with the mineral owners will commence thereafter.

In 2022, the North York Moor National Planning Authorities (hereinafter - NYMNPA) granted planning permission for Polyhalite and Salt extraction until 2048. To comply, ICL Boulby was required to produce management plans for NYMNPA approval. As of the reporting date, all required plans are completed, except for one- pending dual approval from both Redcar and Cleveland Borough Council and NYMNPA.

Operations

ICL Boulby’s mining operations are situated close to the western limits of the polyhalite, potash and salt deposition in the Zechstein Basin extending inland in the UK and below the North Sea into Germany. The polyhalite seam is of the Permian Evaporite Series and is over lain by some 800 meters to 1,300 meters of younger sedimentary rocks. The polyhalite seam comprises two zones: a western zone (Zone 1), access to which was established in 2010 from one of its main salt roadways, which is the current focus of mining operations, and an eastern zone (Zone 2). The polyhalite seam within the main mining areas of Zone 1 averages around 15 meters in thickness. Zone 2 is under technical review and planned operations in Zone 2 will, over time, augment and eventually supplant Zone 1.

The ICL Boulby mine is accessed by two vertical shafts. One shaft hoists polyhalite and salt and the other provides man-riding and service access. Mining is conducted using a modified room and pillar method which is reviewed annually to ensure optimal efficiency and effectiveness. Mining is completed in two stages. The first is an advance/development stage in which two parallel roadways are excavated 27m apart and with a maximum width and height of 9 meters and 4.5 meters, respectively. The second stage involves mining on retreat in which additional tonnes are mined (“milled”) from the floor of the advance roadways (producing a final roadway height of 6 meters), and from “stubs” mined into the sidewalls of the roadways.

ICL Group Limited 147

Mineral is cut by continuous miners and is loaded at the working face into shuttle cars. The shuttle cars transport the mineral to a feeder breaker for loading onto the mine's conveyor belt system. Mining equipment is electrically powered, whilst support/ancillary equipment is primarily diesel powered.

Polyhalite is hoisted to the surface and conveyed to the mineral processing facilities. Standard and granular Polysulphate® products are produced using simple crushing and screening processes. In 2023, a total of 1,009 thousand tonnes of Polysulphate® were produced. Research is currently underway regarding methods to further enhance the standard products through compaction, granulation, blending and micronutrient addition which, in combination, is anticipated to deliver high value new fertilizer products into the market.

In addition, a compaction plant produces PotashpluS®, a 50:50 blend of Poly Standard and Potash Standard (SMOP). Potash used in PotashpluS® is imported from ICL operations in Spain (Cabanasses) and Israel (Dead Sea Works). In 2023, a total of 137 thousand tonnes of PotashpluS® were produced.

The Company also sells salt, which is a by-product and is used for de-icing purposes. In 2023, a total of 87.6 thousand tonnes of salt were sold.

The mine uses water sourced from a combination of mains supplied fresh water (from local utilities) approved for industrial use from state authorities, mine brine which is pumped from various inflows to storage lagoons in the mine workings and sea water. The mine has a stable supply of electricity from the national grid.

Production

The following table sets forth the amount of total mine production of polyhalite at the Company’s mine in ICL Boulby supplied to the beneficiation plants, for the three years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Polyhalite hoisted (kt)	1,028	947	784
Total Polyhalite Production (kt)	1,009	953	789

Property Value

As of December 31, 2023, the overall book value of the property, plant and equipment of ICL Boulby amounted to about $181 million.

Mineral Resource Estimate

The Company believes there are sizable resources in ICL Boulby's mine for the purpose of continued production of Polysulphate® and PotashpluS®. The estimation utilizes assay results from underground exploration drill holes and face sampling with grade control drilling used to aid the geological modelling of the polyhalite seam. The data is considered appropriate for use in Mineral Resource estimation and is supported by robust quality assurance/quality control (QA/QC) procedures. The geological model was used to code and composite the drill hole data based on their stratigraphic position within the seam. For Zone 1, two regional domains were identified: a higher polyhalite grade western region and a lower polyhalite grade eastern region, with further sub domains established based on population analysis and grade distribution. The boundary between domains ensured that sample selection for grade estimation reflected the stratigraphic nature of the polyhalite. Mineral Resources are only reported for Zone 1.

ICL Group Limited 148

Grade estimation was carried out using Inverse Distance Weighted (Squared). Estimated grades were validated by visual, statistical, and graphical means on a global and local basis prior to tabulation of the Mineral Resource Estimates. Reconciliation data indicates that the resource model performs well when compared to annual plant production data.

Mineral Resources were categorized primarily on the search volume used to generate the estimate with additional consideration of drill hole spacing, geological and grade continuity, data density and orientation. The Resources are defined through an ongoing program of long hole drilling to provide information for the classification of Mineral Resources. No Measured Mineral Resources were classified due to a lack of closely spaced drillholes (needed to predict variation in salt content, polyhalite grade and seam position on a production panel basis). Indicated Mineral Resources were generally based on a minimum of 3 sample points within a radius of 200 meters. Remaining areas were classified as Inferred Mineral Resources and these included areas in which the seam position or grade were deemed difficult to predict.

Mineral Resources consist of a 6 meter thick horizon optimized for grade (% K) whilst ensuring mining operations are matched to achievable gradients for excavation. Mineral Resources and Mineral Reserves are reported using a cut-off grade of 10.0% K, or 12.0% K2O Equivalent, which reflects the current ability to blend, homogenize and upgrade material as part of mine sequencing and processing. K2O is an equivalent value calculated from the estimated K based on atomic mass and ratio of K in the compound K2O. The factor used is K2O = K x 1.2046. Polyhalite, Halite and Anhydrite are theoretical values calculated from the elemental analysis under the assumption that all elemental K is contained within Polyhalite.

In estimating the cut-off grade, resources and reserves, a three-year average Polysulphate® price of $174 per tonne FOB and an average of the previous three years’ currency exchange rate of £0.78 per dollar as of December 31, 2023, and operating costs are used for the assessment of economic potential.

ICL Boulby – Summary of Polyhalite Mineral Resources at the end of the fiscal year ended December 31, 2023.

	Resources
	Amount (Mt)	Grades / qualities (K2O)	Cut-off grades (K2O)	Metallurgical recovery (K2O)
Measured mineral resources	-	-	12.0% Equivalent	100%
Indicated mineral resources	38.9	13.3%
Measured + Indicated mineral resources	38.9	13.3%
Inferred mineral resources	9.3	13.3%

(1)	Mineral Resources are reported exclusive of any Mineral Reserves.

(2)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(3)	Mineral Resources are reported in accordance with the guidelines of the JORC (2012) Code for Mineral Resources and Ore Reserves.

(4)	There is no metallurgical plant at Boulby. All material mined, after crushing and screening, is available for sale.

ICL Group Limited 149

As of December 31, 2023, ICL Boulby had 48.2 Mt of Mineral Resources compared to 30.3 Mt as of December 31, 2022, an increase of 59% mainly due to exploration drilling in 2023 and partially offset by conversion of resources to reserves. This increase in Mineral Resources demonstrates the future potential of Zone 1 but is not material to the Company’s current business plan. The Mineral Resources Estimate for ICL Boulby is based on factors related to geological and grade models and the prospects of eventual economic extraction. For further discussion of the material assumptions relied upon, please refer to Section 11.2 of the Technical Report Summary filed as an exhibit to the 2021 Annual Report.

Mineral Reserve Estimate

The Probable Mineral Reserves are declared only for the Boulby Zone 1 area. The Mineral Reserve estimate has been derived from Indicated Mineral Resources included within the life of mine plan which have converted to Probable Mineral Reserves by applying Modifying Factors.

ICL Boulby – Summary of Polyhalite Mineral Reserves at the end of the fiscal year ended December 31, 2023.

	Amount (Mt)	Grades/ qualities (K2O)	Cut-off grades (K2O)	Metallurgical recovery (K2O)
Proven mineral reserves	-	-	12.0% Equivalent	100%
Probable mineral reserves	7.6	13.5%
Total mineral reserves	7.6	13.5%

(1)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(2)	The Mineral Reserve estimate for the ICL Boulby deposit is classified in accordance with the JORC (2012) Code for Mineral Resources and Ore Reserves.

(3)	There is no metallurgical plant at ICL Boulby. All material mined, after crushing and screening, is available for sale.

As of December 31, 2023, ICL Boulby had 7.6 Mt of polyhalite Mineral Reserves which is unchanged since December 31, 2022, due to our continuing mining operations and offset by conversion of resources to reserves from exploration drilling in 2023.

The life of the mine at ICL Boulby is approximately 8 years, based on reserves of approximately 7.6 million tonnes (given the annual average mining rate of around 0.95 million tonnes of polyhalite). Further work based on the current Mineral Resource of 48.2 Mt is expected to extend the life of mine.

The Mineral Reserves Estimate for ICL Boulby may be impacted by additional exploration that could alter the geological database and model of mineralization. Material assumptions regarding the technical parameter analysis, forecasted product prices, production costs, permitting decisions, or other factors may positively or negatively affect the reserves estimates. For further discussion of the material assumptions relied upon, please refer to Section 12.2 of the Technical Report Summary filed as an exhibit to the 2021 Annual Report.

ICL Group Limited 150

Logistics

The ICL Boulby mine in the UK is connected to the national road network and has easy access to train transportation routes. Pursuant to agreements with the North Yorkshire National Parks Authority, the total transport movements by means of the network of roads to and from site to site are limited to a maximum of 150 thousand tonnes per year and a maximum of 66 trucks per day (no road movements are allowed on Sundays or public holidays). This limitation does not interfere with the future production of ICL Boulby considering its commitment to maintain the rail link to Teesdock. ICL Boulby's roads and trains are in full compliance with all the requirements.

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

ICL Boulby leases and operates three principal storage and loading facilities: the Teesdock facility, which is a terminal located at Teesport, and two additional storage facilities that are connected to the main rail line – Cobra and Ayrton Works in Middlesbrough.

United Kingdom Concession - Everris

A UK subsidiary within the Growing Solutions segment (hereinafter – Everris Limited) operates peat mines in the UK (Creca, Nutberry and Douglas Water). Peat is used as a component in the production of professional growing media. All sites are owned by Everris Limited. The extraction permits for Creca were granted until the end of 2051. Mining activity in Nutberry and Douglas Water will cease at the end of 2024, following expiration of their permits.

ICL Group Limited 151

ICL Iberia

Overview

The Company's potash mining operations in Spain are carried out by ICL Iberia (a wholly owned subsidiary of the Company) and the marine transportation performed by Trafico de Mercancias (a wholly owned subsidiary of ICL Iberia). ICL Iberia holds mining rights for two underground potash mines, Cabanasses and Vilafruns, located in Catalonia in northeast Spain. As part of the Company's strategic decision to concentrate its production at the Súria site (Cabanasses mine), in June 2020, ICL Iberia consolidated its sites and potash production at the Sallent site (Vilafruns mine) was discontinued. The Vilafruns mine has been maintained on a care and maintenance basis since June 2020. As a result, the Company operates only at the Cabanasses mine, which is located in the town of Súria, approximately 12 kilometers north of the district capital of Manresa in the Cardener river valley. The Cabanasses mine is approximately centered on the geographic coordinates: latitude 41°50’27”N and longitude 01°45’07”E. The Vilafruns mine is approximately centered on the geographic coordinates: latitude 41°50’25”N and longitude 01°52’39”E.

The mines are located within the Catalan Potash Basin, a sub basin in the northeast of the Ebro Basin which extends along the southern flank of the Pyrenees through eastern Spain. Sylvinite, consisting of a mixture of potash (sylvite or KCl) and salt of late Eocene age occurs in two seams (Seams A and B) which are vertically separated by 3 to 6 meters and found at depths of approximately 730 to 1000 meters below the surface. At Cabanasses, mining of sylvinite is conducted according to a modified room and pillar method before being transported by conveyor to the surface. Potash is then separated from salt at a production plant located near the mine. The mine site is served by roads/railways and is near major highways. Potash in Súria was first discovered in 1912 and its commercial development began in 1920. ICL purchased the mines in 1998.

Figure 3: Location of Cabanasses and Vilafruns Mines (Spain)

ICL Group Limited 152

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

A total of 126 licenses for the extraction of rock salt and potash, awarded to ICL Iberia, cover the Cabansses and Vilafruns operations covering an area of 42,489 hectares (425sqkm) in the province of Barcelona, and 26,809 hectares (268sqkm) in the province of Lerida. As required by law, the concessions are to be renewed prior to their expiration date. As part of a renewal process, the Company is required to prepare and present a basic technical report describing the intended use of the mines. If a concession expires, a bidding process will be initiated. ICL Iberia applies in advance for the renewal of mining concessions and, to date, has experienced no difficulties in renewing them.

ICL owns the land on which the Spanish surface facilities are located. The Spanish government owns all the underground mining rights and it has granted ICL concessions to conduct mining operations under the land. For further information, see Note 18 to the Audited Financial Statements.

Operations

The Cabanasses mine is accessed by two shafts and a decline. The potash seams are extracted underground using continuous miner machines and transported by a series of conveyors to the Súria processing plant, located at the surface, where it is processed to separate the potash and salt.

The shafts are used for worker access and ventilation while mined material transport is via the decline. The mining method used to extract the seams is a modified room and pillar method. The potash seams and salt horizons do not require drilling or blasting and are mined using electric powered continuous miner machines, equipped with a moveable boom-mounted rotary cutting head. The cuttings are collected and fed into a conveyor that discharges the mined material to the rear of the machine, where it is loaded into 25 tonne diesel-powered haul trucks. The trucks haul the material to ore passes where it is vertically transferred to the development level below and an internal conveyor system transports it to the decline. The five-kilometer decline was completed in April 2021 and is installed with a conveyor that transports the mined material to the Súria processing plant. In addition to transporting sylvinite ore, the conveyor is also used to batch transport some salt mined during development of the underground access tunnels in the development level.

The completion of the decline and installation of the conveyor system has increased the haulage capacity of the mined material to 1,000 tonnes per hour (compared with previous shaft haulage capacity of 400 tonnes per hour). In addition, the decline and the installation of a new main ventilation fan in 2023 improved ventilation within the mine and air now intakes down both shafts, circulates the working areas and exhausts back out of the decline. This increased ventilation has allowed additional continuous miners, haulage trucks and ancillary equipment to operate within the mine for longer periods of time.

ICL Group Limited 153

The mineral processing includes crushing, grinding, desliming, froth flotation, drying and compacting. There are separate warehouses for the final standard and granular potash products. In addition, there is a vacuum salt plant that produces industrial salt (UVS), specialty salt (SP Salt) and pure potash, and a rock salt facility that produces salt for de-icing purposes. In 2023, a total of 601 thousand tonnes of potash product were produced (including 17 thousand tonnes of pure potash). In addition, 448 thousand tonnes of industrial salt, 94 thousand tonnes of specialty salt and 631 thousand tonnes of rock salt were also produced. The power utilized by the Spanish mining operations is purchased from third party electric companies and is generally produced from green energy sources.

As of the date of this report, following the substantial completion of several expansion projects, the annual production capacity of the Súria processing plant is around 1.1 million tonnes of potash product. Mining operations at the Cabanasses mine continue to ramp-up to meet the processing plant capacity.

In June 2020, the activity at the Sallent site (Vilafruns mine) was discontinued, which led to a write off in the amount of $12 million attributed to fixed assets. Due to Vilafruns being placed on a care and maintenance basis with the expectation to vacate the Sallent site, the resources at this mine have remained static over the past four years. Vilafruns is not considered material to the Company’s business or financial condition.

Production

The following table sets forth the amount of the total mine production of potash at the Súria plant in ICL Iberia, for the three years ended December 31, 2023, 2022 and 2021:

	Potash Production at Súria Plant, ICL Iberia
	2023	2022	2021
Ore hoisted from Cabanasses mine	2,795	2,928	2,534
Head Grade % KCl	24.3%	25.3%	26.4%
KCl Produced (kt)	601	680	614
Product Grade % KCl	95.5%	95.3%	95.5%

In the beginning of March 2023, a fatal accident occurred at the Cabanasses mine. A gradual ramp-up in production then followed due to the implementation of extraordinary safety measures, which led to production losses.

Property Values

As of December 31, 2023, the overall book value of the property, plant and equipment of the Cabanasses mine amounted to about $613 million.

As of December 31, 2023, the overall book value of the property, plant and equipment of Sallent site amounted to about $3.8 million, Villafruns mine has been fully impaired.

Mineral Resource Estimate

Mineral Resource estimation involves the creation of a computerized geological block model using both the drilling data from the underground drilling campaigns and from the exploratory surface drilling. At Cabanasses, underground drilling is carried out on a regular basis, amounting to around 41,686 meters drilled in 2023. Surface drilling has been conducted at different times over the last decades. The KCI grade is interpolated into the block model using inverse distance method (ID2). Zones that are potentially mineable are defined, considered the thickness, the grade, and the structure of the sylvinite seams. Mineral Resource classification was set using wireframe perimeters within the extents of the modelled mineralization. The Mineral Resource classification methodology considers the confidence in the drillhole data, the geological interpretation, geological continuity, data spacing and orientation, spatial grade continuity and confidence in the Mineral Resource estimation process. Areas identified as being below a cut-off grade of 10% KCl and areas of low seam thicknesses are also considered by ICL Iberia as non-recoverable.

ICL Group Limited 154

Measured Mineral Resources are classified based on a drill spacing of 80m – 100m. Indicated Mineral Resources are classified based on a drill spacing of up to 1,700m and within areas covered by seismic survey. Inferred Mineral Resources include the remaining area of the licenses and covered by seismic survey with some limited surface drilling.

In estimating the cut-off grade, resources and reserves, a medium-long term forecast market price of $352 FOB per tonne as of December 31, 2023, and medium-long term operating costs were used. In addition, a forecast currency exchange rate of €0.91 per dollar as of December 31, 2023, was used in the assessment of the economic potential.

Cabanasses – Summary of Potash Resources at the end of the fiscal year ended December 31, 2023.

	Resources		Cut-off grades (KCI)	Metallurgical recovery (KCI)
	Amount (Mt)	Grades/ qualities (KCI)
Measured mineral resources	77.4	25.0%	10%	86.5%
Indicated mineral resources	54.2	23.8%
Measured + Indicated mineral resources	131.6	24.5%
Inferred mineral resources	247.2	27.2%

(1)	Mineral Resources are reported exclusive of any Mineral Reserves.

(2)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(3)	Mineral Resources for Cabanasses have been estimated in accordance with the guidelines of the JORC Code (2012).

As of December 31, 2023, Cabanasses had 378.8 Mt of potash Mineral Resources compared to 386.3 Mt as of December 31, 2022, a decrease of 1.9% that mainly resulted from a transfer of prior Inferred Resources to Indicated Resources and those to Probable Reserves due to a 2023 drilling campaign.

The Mineral Resources estimate for Cabanasses is based on factors related to geological and grade models and the prospects of eventual economic extraction. For further discussion of the material assumptions relied upon, please refer to Section 11.3 of the Technical Report Summary filed as an exhibit to the 2021 Annual Report.

ICL Group Limited 155

Vilafruns – Summary of Potash Resources at the end of the fiscal year ended December 31, 2023.

	Resources		Cut-off grades (KCI)	Metallurgical recovery (KCI)
	Amount (Mt)	Grades / qualities (KCI)
Measured mineral resources	12.6	31.0%	10%	86.5%
Indicated mineral resources	9.4	32.1%
Measured + Indicated mineral resources	22.0	31.5%
Inferred mineral resources	30.7	28.9%

(1)	Mineral Resources are reported exclusive of any Ore Reserves.

(2)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(3)	Mineral Resources for Vilafruns have been estimated in accordance with the guidelines of the JORC Code (2012).

As of December 31, 2023, Vilafruns had 52.7 Mt of potash Mineral Resources which was unchanged from the 52.7 Mt as of December 31, 2022, due to the Sallent site being put into care and maintenance in 2020. The Mineral Resources estimate for Vilafruns is based on factors related to geological and grade models and the prospects of eventual economic extraction. For further discussion of the material assumptions relied upon, please refer to Section 11.3 of the Technical Report Summary filed as an exhibit to the 2021 Annual Report.

Mineral Reserve Estimate

Mineral Reserve estimation used the geological block model and application of Modifying Factors based on historic data for “Dilution”, “mining recovery” and “cut-off grade” of 19% KCl etc. This data is provided to the Mine Planning Dept. to spatially define the mine planning of access tunnels to all mineable blocks and then mining fleet activity scheduling to plan the life-of-mine.

The parameters used in determining the cut-off grade take into consideration geology (continuity, structure), mining method, mining recovery, mining dilution, plant recovery, technical feasibility, operating costs, and historical, as well as forecast product prices. The cut-off grade calculations are made by economists in ICL Iberia’s finance department. The calculation considers long-run forecast of selling prices, costs and expected ore production under the Long-Range-Plan. A conservative approach in selling prices was chosen.

The Proven and Probable Reserves take into consideration the cut-off grade criteria detailed above. The mining recovery and dilution factors, which are required in the conversion of resources to reserves take into consideration the mining method and the geological conditions in the mine and consist of historical yield data based on 20 years of operations at the mines. The mining recovery ranges from approximately 25% to 60% by ICL Iberia’s “room and pillar” modified layout. The reserve quantity (in tonnes) and grade are quoted as those that are expected to be delivered to the processing plant and are subject to metallurgical recovery factors. Metallurgical recovery factors consist of historical yield data and are based on operational experience. A processing plant recovery of 86.5% is used and is unchanged from 2022.The final product is 95.5% KCl to avoid quality losses.

ICL Group Limited 156

Cabanasses – Summary of Potash Reserves at the end of the fiscal year ended December 31, 2023.

	Amount (Mt)	Grades/ qualities (KCl)	Cut-off grades (KCl)	Metallurgical recovery (KCl)
Proven mineral reserves	29.3	25.2%	19%	86.5%
Probable mineral reserves	67.0	26.2%
Total mineral reserves	96.3	25.9%

(1)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(2)	Mineral Reserves for Cabanasses are classified in accordance with the guidelines of the JORC Code (2012).

As of December 31, 2023, Cabanasses had 96.3 Mt of potash Mineral Reserves compared to 96.7 Mt as of December 31, 2022, a net decrease of 0.4% mainly due to our continuing mining operations offset by conversion of resources to reserves resulting from exploratory drilling in 2023.

The life of the mine at Cabanasses is approximately 22 years, based on reserves of approximately 96.3 million tonnes (given the annual average mining rate of around 4.3 million tonnes, which excludes salt mining for construction of underground infrastructure).

There are no Mineral Reserves for Vilafruns as of December 31, 2023, which is unchanged as of December 31, 2022, due to the discontinuation of activity at the Sallent site and the Vilafruns mine being put into care and maintenance.

Logistics

ICL Iberia transports by conveyor belt the excavated ore from the Cabanasses mine to the Súria processing plant. The final products, potash and salt, are transported from the plant to its customers by trucks to the local market, and via railway to Barcelona port to the overseas markets.

A designated railway line is used to transport potash and salt from the Súria processing plant to Barcelona port. Most of ICL Iberia’s shipments are made via a terminal it owns at the port. In addition, ICL Iberia owns and maintains approximately 1.5 kilometers of standard gauge railway at the Súria site that connects to the regional rail network. In 2023, up to three trains left daily with a total payload capacity of 800 tonnes, spread out over about 21 freight cars. The rail route for product transport from Súria to the terminal in the port of Barcelona is about 80 kilometers. The train traction engine and part of the bulk freight car rolling stock is operated by the owner and operator FGC (Ferrocarrils de la Generalitat de Catalunya).

ICL Iberia owns and operates its own facilities at the port of Barcelona through its subsidiary, Tráfico de Mercancias, S.A. (Tramer). The facilities include bulk potash and salt storage warehouses, including freight car and rail truck conveyor unloading facilities, within an area of 80,492 square meters divided into three zones.

As part of the plan to increase ICL Iberia’s production capacity, upgrades have now been substantially completed to logistics infrastructure at the Súria site (including the rail load out facilities) and the Company’s berth at the Barcelona port, in such a manner that will allow transport and export of about 2.3 million tonnes of potash and salt products per year.

ICL Group Limited 157

Rotem Amfert Israel (ICL Rotem)

Overview

Rotem Amfert Negev Limited (“ICL Rotem/Rotem Israel”), a limited liability company and wholly owned subsidiary of ICL, retains three sites of phosphate open-pit mines (Rotem, Oron, and Zin) in the Negev desert region of southern Israel, each with its own beneficiation plant. Since 2021, ICL Rotem has operated only two of its phosphate open-pit mines (Rotem and Oron), due to the discontinuation of its mining activities at Zin in 2020. The Rotem operation is located approximately 17 kilometers to the south of the town of Arad and east of the town of Dimona, at approximately latitude 31°04’00”N and longitude 35°11’50”E. The Oron and Zin operations lie to the southeast of the town of Yeruham. Oron is approximately centered on the geographic coordinates of latitude 30°54’00”N and longitude 35°00’59”E. The Zin operation is approximately centered on the geographic coordinates: latitude 30°50’35”N and longitude 35°05’22”E. These sites are accessible by road and rail.

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

ICL Group Limited 158

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

Historically, two separate mining concessions were held by ICL Rotem for its operations: (1) Rotem Field (including the Hatrurim Field located 5 kilometers northeast of Rotem), and (2) Zafir Field (Oron and Zin). In December 2021, the Ministry of Energy granted Rotem Israel an extension to a unified concession (which includes all Rotem's mining fields) for an additional three years until the end of 2024. In the fourth quarter of 2023, Rotem Israel submitted a bid in the tender for a new mining concession held by the Ministry of Energy. In addition, it was granted an exploration license for all the Company's phosphate sites, included in the existing concession. The Company has been successful in renewing its concessions Since 1952.

Rotem Israel has two lease agreements in effect until 2024 and 2041. As of the reporting date, the Company has an agreement in principle, with the Israel Land Authority - Southern Region, regarding the extension of the lease agreement for Oron plant, which expired in 2017, until the year 2025.

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

Planning and Building

Mining and quarrying activities require a zoning approval of the site based on a plan in accordance with the Israeli Planning and Building Law, 1965. Such plans are updated, as needed. As of the reporting date, there are various requests at different stages of deliberations pending for consideration by the planning authorities.

In 2016, the District Board of the Southern District approved a detailed site plan for mining phosphates in the Zin Oron area. This plan, which covers an area of about 350 square kilometers, will permit the continued mining of phosphate located in the Zin valley and in the Oron valley for a period of 25 years or until the exhaustion of the raw material – whichever occurs first, with the possibility for extension (under the authority of the District Planning Board).

In addition, as part of the Company’s efforts to locate phosphate rock resources in Israel, in January 2022, the Ministry of Energy granted Rotem Israel an exploration license for phosphate in an area comprising 263 acres north of the Oron Concession. In December 2022, following the completion of a geological survey, the Company received a discovery certificate which provides it with the exclusive right to request a mining license in that area. The Company is working to apply for a concession for approximately 76.6 acres, and consequently mining activity is expected to continue at least until 2025. As such, the Company has not accounted for any resources and reserves for the Oron North area. An additional area where the Company is working to promote a plan for phosphate mining is the Barir field, which is located to the northwest of Rotem. However, currently no mining concession exists for this area. There is no certainty regarding the timelines for the submission of the plan, its approval, or further developments with respect to the Barir field site.

ICL Group Limited 159

For further information regarding Rotem Israel's royalties, tax, planning and building proceedings, leases, and other matters, and for a description of certain risks relating to Rotem Israel's concession, see Note 18 to the Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors”, respectively.

Operations

ICL currently operates large surface phosphate mining sites at Oron and Rotem, which are in the southern part of Israel in the Negev region. In addition, the Company has plans to resume mining at the Zin mine subject to business requirements - the Mineral Reserves will be processed at the Rotem facility.

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

The method of mining in the Negev is by the conventional open pit method using drilling and blasting, hydraulic excavators and rigid dump trucks or dozers with rippers for overburden removal, and front-end loaders and trucks for mining phosphate. Each mine site has varying numbers and thicknesses of over burden, inter burden and phosphate rock layers, so that the size of the mining equipment conforms to the mining sites and the operating requirements. In all the mines, stripping of the waste material and mining of the phosphate are performed by entirely conventional methods. The Company is committed to continuing restoration work, as it has done to date, at all of its mines.

All three sites have associated beneficiation plants, which include crushing, grinding and flotation processing methods. The beneficiation plants at Rotem and Oron are currently operational, while production at Zin was discontinued in 2020. At Rotem site (located in Mishor Rotem), additional processing facilities are also present and include two sulphuric acid plants, three green phosphoric acid plants, a white phosphoric acid plant, three superphosphate plants, two granular fertilizer plants and an MKP plant. Most of the production is used to produce phosphoric acid and fertilizers.

The plants at Mishor Rotem are powered primarily from electricity generated by the Company at its sulphuric acid plants, as well as from gas combustion from the national gas network (which recently replaced oil shale) and by the national grid. All the power utilized by the Oron beneficiation plant is purchased from the national grid in Israel. All water used by the site is supplied and approved for industrial use by the state authorities.

For further information and description of certain risks relating to the mining operation at the Negev Desert, see Note 18 to the Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors”, respectively.

ICL Group Limited 160

Production

The following table sets forth the amount of the total mine production of phosphate ore at the Company’s mines in the Negev Desert supplied to the beneficiation plants for the three years ended December 31, 2023, 2022 and 2021:

		Year Ended December 31,
	2023	2022	2021
Tonnes mined (kt)	5,770	4,488	4,893
Grade (%P2O5 before / after beneficiation)	25% / 32%	26% / 32%	26% / 32%

The following table sets forth the approximate amounts of products produced after processing by our operations in the Negev Desert for the three years ended December 31, 2023, 2022 and 2021:

	Product Produced after processing at Rotem Israel (kt)
	2023	2022	2021
Phosphate Rock*	2,309	2,170	2,431
Green Phosphoric Acid	520	508	531
Fertilizers	1,033	1,044	1,082
White Phosphoric Acid (WPA)	150	176	168
Specialty Fertilizers	78	95	72

* Figures relate to phosphate concentrate produced by the Oron and Rotem beneficiation plants for further processing at the Rotem acid and fertilizer facilities.

Property Values

As of December 31, 2023, the overall book value of the property, plant and equipment of ICL Rotem, amounted to about $811 million.

Mineral Resource Estimate

The reported P2O5 grade is intended for the phosphate rock product, after physical beneficiation (usually dis-aggregation, sieving and sizing), designed to replicate actual plant crushing and screening performance. The reported grade and tonnages, organic matter and chlorine contents are designated for the in-situ material.

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

ICL Group Limited 161

The organic content of the phosphates dictates the processing methods and final products as follows:

•	White phosphate from Oron is typically used for higher added value products such as white phosphoric acids (WPA) for food applications.

•	Low organic from Rotem is typically used in green (impure) phosphoric acids for agricultural applications.

•
Significant brown phosphate resources (70 million tonnes) exist at Oron and pilot trials are on-going to confirm a process route to produce green phosphoric acid from brown phosphate rock. As such, no Mineral Reserves are currently reported for brown phosphate.

•
Bituminous phosphates from the margins of the Rotem deposit are mined and used to produce fertilizers. Further significant bituminous phosphate resources (150 million tonnes) exist within the deeper parts of the Rotem deposit, however, no mining of these has occurred due to the presence of thick overburden (10 to 50 meters) which contains oil shale. The oil shale contains 12% to 21% organic matter and is susceptible to spontaneous combustion when exposed by mining. This material is therefore not currently mined or stockpiled by ICL Rotem and no Mineral Reserves are currently reported for most of the bituminous phosphate at Rotem. Research is being undertaken regarding the possibility of stockpiling the overburden using capping. Additional research is being undertaken to produce green acids and WPA from bituminous phosphate and further testing is required to confirm if a suitable process route can be found.

The deposits have been extensively explored by surface exploration drilling using rotary percussion methods. Core drilling is occasionally undertaken when additional geological information is required. Drilling is initially undertaken on 200 to 250 meters spacing and then infilled on 50 to 70 meters spacing.

In determining these reserves and resources, a cut-off grade of 20% to 25% P2O5 was applied, depending on the processing characteristics of the phosphate rock and the existing mineral processing method. The cut-off grade differs for each mine in accordance with the beneficiation process and enrichment capacity. A cut-off grade of 20% P2O5 was applied at Oron, after it was proven that the required quality can be reached. A cut-off grade of 23% P2O5 was applied at Zin, and a cut-off grade of 25% P2O5 was applied at Rotem. The cut-off grade for Oron is lower because the Oron plant has the appropriate beneficiation process for phosphate rock with limestone, which characterizes the white phosphate and, therefore, the beneficiation process, through the flotation process, is extremely efficient. The cut-off grade for the Rotem mine is higher because the beneficiation process has a limited grinding and flotation system, and only medium to high-grade phosphate can be fed (which is appropriate for the existing reserves at Rotem). The cut-off grade for Zin is slightly higher than that of Oron because of the presence of marl and clay at Zin, which reduces the efficiency of the enrichment process.

In estimating the cut-off grade, resources and reserves, an average of the previous three years’ FOB Ashdod market prices were used: $1,234 per tonne of green phosphoric acid, $2,344 per tonne for WPA, $1,767 per tonne for MKP, and $227 per tonne for GSSP as well as an average of the previous three years’ currency exchange rates of NIS 3.42 and €0.90 per dollar as of December 31, 2023, and operating costs are used in the assessment of economic potential.

ICL Group Limited 162

Rotem, Zin, and Oron – Summary of Phosphate Mineral Resources at the end of the fiscal year ended December 31, 2023.

	Category	White Phosphate	Low Organic Phosphate	High Organic & Bituminous Phosphate	Total (Mt)	Average Grade	Cut-off Grades	Metallurgical Recovery
		(millions of tonnes)				(P2O5)
Rotem	Measured	-	-	156.7	156.7	27.5%	25%	54%
	Indicated	-	-	10.0	10.0	26.0%
	M + Ind	-	-	166.7	166.7	27.4%
	Inferred	-	-	-	-	-
Zin	Measured	-	3.0	35.7	38.7	26.8%	23%	56%
	Indicated	-	-	-	-	-
	M + Ind	-	3.0	35.7	38.7	26.8%
	Inferred	-	-	-	-	-
Oron	Measured	-	-	69.8	69.8	27.5%	20%	59%
	Indicated	-	-	-	-	-
	M + Ind	-	-	69.8	69.8	27.5%
	Inferred	-	-	-	-	-
Total	Measured	-	3.0	262.2	265.2	27.4%
	Indicated	-	-	10.0	10.0	26.0%
	M + Ind	-	3.0	272.2	275.2	27.3%
	Inferred	-	-	-	-	-

(1)	Mineral Resources are reported exclusive of any Mineral Reserves.

(2)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(3)	Mineral Resources for Rotem, Zin, and Oron are classified in accordance with the Pan European Reserves and Resources Reporting Committee (PERC) Standard for Reporting of Exploration Results (2021).

(4)
The reported Mineral Resource estimate was constrained by limiting polygons for the purpose of establishing reasonable prospects of economic extraction based on potential mining, metallurgical and processing grade parameters identified by mining, metallurgical and processing studies performed to date on the project.

As of December 31, 2023, ICL Rotem had 275.2 Mt of phosphate resources compared to 275.4 Mt as of December 31, 2022, a decrease of 0.2 Mt which resulted from mining brown phosphate rock at Oron for on-going processing trials. There have been no upgrades of resources to reserves and no further exploration drilling.

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

ICL Group Limited 163

The cut‑off grade calculations come from historical yield data and Rotem’s historical experience with mining. They are calculated and modeled by Rotem's geologists, operation engineers and economists. The calculation takes the ore grade in‑situ, converts it into extracted ore with ICL Rotem mining methods, and estimates the plant yield depending on the grade. Economic modeling then gives the cut‑off figures currently used by ICL Rotem.

The Proven Reserves above the cut‑off grade were obtained from the calculated on‑site resources taking into consideration the mining method, the rate of mining dilution, and in‑plant recovery, based on ICL Rotem’s historical data. To convert the resources into reserves, an account is taken separately of the mining dilution rate, mining method and geological conditions, including historical yield data, based on the previous five years’ operational data. The mining dilution rate in the Company's mines in Israel’s southern region is 2.5% and takes into account the continuity of the layers and the geological structure. The quantity and grade of the calculated reserves are those that are expected to be transferred to the processing plant and are subject to recovery indices in the utilization plant. Each of the three plants at the mines has been developed over the past few decades for the optimum upgrading of the phosphate rock to concentrate ore containing typically 31% to 32% P2O5. The conversion ratio for most of the phosphate layers is 1.8 tonnes for every 1 cubic meter, whereas a conversion ratio of 2.0 tonnes per cubic meter is used for hard, calcareous beds. These factors are used based on experience and are considered to be reasonable.

The Company continues to check the adaptation of various potential types of phosphate rock to produce phosphoric acid and its downstream products, as part of an effort to utilize and increase existing phosphate reserves. In 2024, the Company will further analyze additional types of phosphate through R&D, pilots, plant testing activities and other economic feasibility assessments. A potential area in the Tamar field (part of the Rotem mine) is being examined for suitable mining methods that could result in future additions to the Company reserves.

•
Oron mine: The life of the mine at Oron is approximately 1.3 years based on a reserve of 3.6 million tonnes of white phosphate and an annual average mining rate of 2.7 million tonnes of white phosphate. The Oron reserves of low organic phosphate can be used as part of the future raw materials for MGA production at ICL Rotem and for other downstream products.

•
Rotem mine: The life of the mine at Rotem is approximately 2.9 years based on reserves of nominally 5.2 million tonnes of low organic/low magnesium phosphate and an annual average mining rate of 1.8 million tonnes. The low organic, low-magnesium phosphates are suitable for phosphoric acid production.

•
Zin mine: In mid-2020 the Company discontinued mining and processing activities at Zin, while mine restoration at the site continues. When mining restarts, the life of the mine at Zin is expected to be approximately 6.9 years based on a reserve of 12.4 million tonnes of low organic phosphate and an annual average mining rate of 1.8 million tonnes. The Zin reserves of low organic phosphate can be used as part of future raw materials for MGA production at ICL Rotem and for other downstream products.

ICL Group Limited 164

Rotem, Zin, and Oron – Summary of Phosphate Mineral Reserves at the end of the Fiscal Year Ended December 31, 2023.

	Category	White Phosphate	Low Organic Phosphate	High Organic & Bituminous Phosphate	Total (Mt)	Average Grade	Cut-off Grades	Metallurgical Recovery
		(millions of tonnes)				(% P2O5)
Rotem	Proven	-	5.2	10.7	15.9	28.1%	25%	54%
	Probable	-	-	-	-
Zin	Proven	-	12.4	-	12.4	24.8%	23%	56%
	Probable	-	-	-	-
Oron	Proven	3.6	2.7	-	6.3	23.3%	20%	59%
	Probable	-	-	-	-
Total	Proven	3.6	20.3	10.7	34.6	26.0%
	Probable	-	-	-	-

(1)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(2)	Mineral Reserves for Rotem, Zin, and Oron are classified in accordance with the Pan European Reserves and Resources Reporting Committee (PERC) Standard for Reporting of Exploration Results (2021).

As of December 31, 2023, ICL Rotem had 23.9 Mt of white and low organic phosphate reserves (suitable for acid production), compared to 28.5 Mt as of December 31, 2022, a decrease of 16%. This decrease was due to depletion arising from mining at Rotem and Oron.

As of December 31, 2023, ICL Rotem had 10.7 Mt of high organic & bituminous phosphate reserves (suitable for fertilizer production), compared to 11.6 Mt as of December 31, 2022, a decrease of 8%. This decrease was due to depletion arising from mining at Rotem.

Assumptions regarding the technical parameter analysis, forecasted product prices, production costs, permitting decisions, or other factors may positively or negatively affect reserves estimates.

Logistics

Most of ICL’s products, whether in a solid or liquid state, are transported in bulk from Rotem and Oron by road or rail to either the Ashdod port or by road to the Eilat port. From Eilat, ICL’s products are transported by ship to markets in the Asia Pacific region, and from Ashdod, they are transported by ship to Europe, South America and the US.

Within the Rotem site, there is a rail loading facility that typically loads up to 30 wagons for each delivery. Approximately 1.4 million tonnes of products per year are transported by rail to the Ashdod port, about 250 thousand tonnes by road to the Ashdod port and about 50 thousand tonnes are transported by road to the port of Eilat.

ICL Tovala is responsible for transporting phosphate concentrate between processing facilities in road-going rigid trucks and trailers. Each trailer has a payload of 40 tonnes. Around 1 million tonnes of phosphate concentrate per year are transported from the Oron beneficiation plant to the Rotem facilities by truck for additional processing.

ICL Group Limited 165

From the Ashdod port, approximately 650 thousand tonnes of sulphur are transported to Rotem each year. Sulphur arrives at the port of Ashdod from overseas, where it is loaded onto road‑going trucks and transported to the Company’s sulphur dispatch, situated approximately 5 kilometers from the port. At the depot, it is loaded into rail cars and then transported to Mishor Rotem.

Dead Sea Works

Overview

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

DSW is located alongside Highway 90 which runs broadly north – south from the port of Eilat in the south, northwards alongside the Dead Sea and onwards through Tiberias near the Sea of Galilee in the north of the country. Products from DSW are transferred to either the port of Ashdod (on the Mediterranean Sea) or the port of Eilat (on the Red Sea).

ICL Group Limited 166

Mining Concessions and Lease Agreements

Pursuant to the Israeli Dead Sea Concession Law, 1961 (hereinafter – the Concession Law), as amended in 1986, and the concession deed attached as an addendum to the Concession Law, DSW was granted a concession to utilize the resources of the Dead Sea and to lease the land required for its plants in Sodom for a period ending on March 31, 2030. According to the Concession Law, should the government decide to offer a new concession after the expiration date to another party, it will first offer the new concession to DSW on terms that are no less attractive than those it may offer to that party.

The concession covers a total area of 652 sqkm, including the evaporation ponds that cover an area of 146.7 sqkm.

In accordance with section 24 (a) of the Supplement to the Concession Law, it is stated, among other things, that at the end of the concession period all the tangible assets located in the concession area will be transferred to the government in exchange for their amortized replacement value – the value of the assets as if they are purchased as new at the end of the concession period, less their technical depreciation based on their maintenance condition and the unique characteristics of the Dead Sea area. Pursuant to section 24 (b) of the Supplement to the Concession Law, it is stated that capital investments made during the 10-year period prior to the end of the concession require the prior consent of the Government, unless they can be fully deducted for tax purposes before the end of the concession period. However, the Government's consent to any fundamental investment that may be necessary for the proper operation of the plant will not be unreasonably delayed or denied. In 2020, an agreement was concluded between the Company and the Israeli Government for the purpose of implementing section 24(b).

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

ICL’s extraction of minerals from the Dead Sea begins with an evaporation process facilitated by the hot and dry desert climate of the Dead Sea region. Due to the hydrological deficit, the sea is declining at a rate of over 1 meter per year and is currently about 437 meters below sea level. As a result, the Dead Sea is divided into two parts: the natural Northern Basin and the Southern Basin where dams and artificial evaporation ponds have been constructed.

ICL Group Limited 167

The production process begins with the pumping of brine from the Northern Basin into the evaporation ponds in the Southern Basin (about 15 kilometers) using the Company’s pumping station. In 2023, ICL pumped approximately 455 million cubic meters of water from the Northern Basin into the evaporation ponds, of which, approximately 304 million cubic meters of brine were returned at the end of the process to the Northern Basin. In 2023, the Company produced approximately 3.8 million tonnes of potash from the Dead Sea, as well as 143 thousand tonnes of bromine, 17 thousand tonnes of metal magnesium, 129 thousand tonnes of salt and 111 thousand tonnes of solid magnesium chloride.

The evaporation ponds extend over an area of approximately 150 square kilometers and are divided into two main sub systems – an array of ponds for precipitating salt (mineral waste from the production process), and a series of ponds for precipitating carnallite (the target mineral constituting a raw material for production of potash).

The salt pond known as Pond 5 is the largest pond at approximately 80 square kilometers and consists of 9 sub-ponds (156, 155/3 to 155/1, and 154/5 to 154/1). Pond 5 was built during the 1960s by construction of a large dam, where in the center of the dyke surrounding it a partition (separation clay core) was installed for sealing and preventing potential leakage of solutions. This dam marks the Southern Basin of the Dead Sea on the Israeli side and allowed the continued existence of the Southern Basin due to the system of pumping stations and flowing channels that are operated as part of the industrial operational system of the evaporation ponds. In order to continue and operate Pond 5, the dyke was raised several times during the last 50 years.

The evaporation processes give rise to concentration of the brines and the precipitation of the salt to the floor of the pond. The remaining brines are rich in potash, magnesium and bromide. These brines are pumped into the systems of other ponds, and as a result of the continued evaporation, the carnallite precipitates. Carnallite (MgCl2KCl(H2O)6) is the raw material used for production of potash, metal magnesium and chlorine and contains around 27% KCl. Within the DSW ponds, salt is also present and the composition of the pond carnallite is approximately 23% KCl. The carnallite is harvested from the ponds by floating barges and is sent, as slurry, to our production plants. The overall grade of the harvested material is around 20% KCl when accounting for the salt contained in it. The brine from the end of the carnallite ponds is used as a raw material in the production of bromine and magnesium chloride.

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

In addition, rising of the water level of Pond 5 above a certain point may cause structural damage to the foundations of hotel buildings situated close to the water’s edge, to the settlement of Neve Zohar and to other infrastructure located along the western shoreline of the Pond.

The preservation of the water level in Pond 5 at its maximum height (15.1 meters), which was reached at the end of 2021, was conducted through a joint project of the Dead Sea Preservation Government Company Ltd., and DSW (which financed 39.5% of the project's cost), for construction of coastline defenses. The project included the raising of the dyke along the western beachfront of Pond 5, across from the hotels, together with a system for lowering subterranean water. The construction work with respect to the hotels' coastline was completed, and the elevation work in the intermediate area between two hotel complexes conducted by the Dead Sea Preservation Government Company Ltd. is nearing completion.

ICL Group Limited 168

Commencing 2022 onwards, the brine volume in Pond 5 is preserved by the Salt Harvesting Project ("the Permanent Solution”). An electric powered cutter suction dredger is used to recover approximately 8 million tonnes of salt per year. The salt is contained within a slurry which is pumped to the eastern area of the pond and is deposited on dedicated stockpiles which are constructed and managed by excavators. The salt is allowed to dry and the remaining brine solution is returned to the pond under gravity. The stockpiled salt will eventually be transferred back to the Northern Basin using a 24 kilometer conveyor system (currently undergoing detailed engineering design) and is planned to be commissioned in 2027. In addition, the Company is working to include a second dredger with commissioning planned in 2026. The Harvesting Project's plan was approved by the National Infrastructures Committee and the Israeli Government.

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

An additional effect of the decline in the level of the Dead Sea is the erosion of the Arava stream, which flows along the international border between Israel and Jordan. This erosion could endanger the future stability of the eastern dykes in the array of salt and carnallite ponds. The Company is analyzing the situation in order to find solutions to prevent or retard this occurrence in the long term. The Company continues to conduct ongoing monitoring and activities on site to protect the dykes. As part of these efforts, in 2020 the Company completed the research phase aimed at gathering information for the detailed planning of a project to prevent the continued erosion of the stream. The detailed design was completed in 2022 and optimization works are currently being undertaken by the Company. All work is being implemented with full cooperation from the Arab Potash Company. Prior to commencing the project, relevant permits from the authorities are required, due to the project's engineering complexity, proximity to the border, soil instability and the environmental sensitivity of the entire area. Insofar as it is decided to commence the project, the Company estimates that its completion is likely to take several years.

For further information, see “Item 3 - Key Information— D. Risk Factors.

The Company has operated a new cogeneration power station in Sodom, Israel since 2018. This power station supplies electricity and steam required to support production of ICL's plants at the Sodom site, and it sells its surplus electricity to other ICL companies and external customers via the national grid in Israel. It has a capacity of about 330 tonnes of steam per hour and about 230 MWh. The Company operates the power station concurrently with an older power station which continues to operate on a limited basis as a "hot back up". Due to the new plant's operation by natural gas, as well as its high efficiency and advanced pollution reduction technologies, the new plant also allows for a significant reduction in direct air emissions, including greenhouse gas emissions.

ICL Group Limited 169

Production

The following table sets forth the amount of our total production at DSW for the three years ended December 31, 2023, 2022 and 2021:

	Production (kt)
	2023	2022	2021
Potash	3,819	4,011	3,900
Compacting plant*	1,737	1,561	1,858
Bromine	143	178	182
Cast Mg	17	22	18

*Figures relate to granular potash produced from total potash

Property Value

As of December 31, 2023, the overall book value of the property, plant and equipment of ICL Dead Sea, as presented in its financial statements, amounted to about $6 billion, which is based on Replacement Cost accounting (as used assets) and is supported by an opinion from an independent appraiser.

The Company believes that the applied Replacement Cost Methodology used in the opinion for estimating the fair value, coincides with the methodology mentioned in the Concession Law for future valuation of the Property, Plant and Equipment upon termination of the concession period. Nevertheless, there could be other interpretations to the manner of implementation of the Concession Law’s provisions or with respect to the valuation methodology. Therefore, the estimated value with respect to the Concession Law could materially differ from the Company's estimates, even with respect to the same assets and dates.

ICL Group Limited 170

Mineral Resource Estimate

DSW is not a typical mining operation with a finite Mineral Resource, explored by drilling, that is estimated and classified. It is also not a typical solution mining operation that would require an assessment of porosity and fluid flow. However, even though the source of brine is renewed to a certain extent by inflow to the northern Dead Sea basin, the resource cannot be considered either fully renewable or infinite, given that there are certain engineering, licensing, and environmental constraints. The Mineral Resource estimate is therefore based on the following steps:

1.	Determination of the pumping rate of brines from the northern Dead Sea area to the lagoons.

2.	Determination of expected recovery of product based upon:

a.	Ability to determine composition and consistency of supply.

b.	Ability to predict consistency of evaporation and mineral precipitation.

c.	Ability to predict consistency of the split into various products.

3.	Determination of Mineral Resource classification is based upon:

a.	Any variation in the supply composition.

b.	Any variation in the return flow of brines to the northern Dead Sea basin to assess efficiency and consistency of process.

c.	Variation in the precipitation of mineral amounts.

d.	Accuracy of sonar measurements in determining reconciliation.

4.	Consideration of the length of the extraction license held by ICL.

5.	Assessment of potential changes to any of the above factors during the remaining length of the license.

Mineral Resources must have reasonable expectations of eventual economic extraction. Therefore, in assessing Mineral Resources for DSW we also consider the length of the license allowing the abstraction of waters from the northern Dead Sea basin to DSW.

It is also important to consider the future external impact on what is a dynamic hydrological system. The primary factor that could impact the source brines is the continuing decrease in the sea level of the northern basin of the Dead Sea and its potential effect on the chemistry of the Dead Sea water. A water deficit due to reduced inflow results in changing the chemistry of the remaining brine. The concentration of KCl has increased over time (at an annual rate of +0.05% over 20 years), and the concentration of NaCl has decreased due to halite deposition in the northern Dead Sea basin. This reduction in water level with associated changes in water chemistry are predicted to continue.

In estimating the cut-off grade, resources and reserves, an average of the previous three years’ market prices of $425 FOB per tonne as of December 31, 2023, operating costs, and the average of the previous three years’ currency exchange rates of NIS 3.42 per dollar as of December 31, 2023, are used for the assessment of economic potential.

ICL Group Limited 171

DSW - Summary of Potash Mineral Resources at the end of the fiscal year ended December 31, 2023.

Classification	Product	Amount (Mt)	Grades/ qualities (KCl)	Cut-off grades (KCl)	Metallurgical recovery (KCl)
Measured	KCl	225	20%	n/a	100%
Indicated	KCl	1,500	20%
Measured + Indicated	KCl	1,725	20%
Inferred	KCl	445	20%
Total	KCl	2,170	20%

(1)	Potential brine volume is based upon the dynamic brine chemistry, estimated pumping rate from the Northern Dead Sea Basin multiplied by the potential extraction period until the year 2133.

(2)	Mineral Resources are reported exclusive of any Mineral Reserves.

(3)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(4)	Mineral Resources for the DSW are classified in accordance with the Pan European Reserves and Resources Reporting Committee (PERC) Standard for Reporting of Exploration Results (2021).

As of December 31, 2023, DSW had 2,170 million tonnes of potash resources, which is unchanged since December 31, 2022, as there have been no upgrades of resources to reserves as no further geological or hydrological studies have been conducted in 2023. The Mineral Resources estimate for DSW is based on factors related to predictive models following assumed water inflow to the Dead Sea, as well as the prospects of eventual economic extraction. For further discussion of the material assumptions relied upon, please refer to Section 11.5 of the Technical Report Summary filed as an exhibit to the 2021 Annual Report.

Mineral Reserve Estimate

DSW – Summary of Potash Reserves at the end of the fiscal year ended December 31, 2023.

	Amount (Mt)	Grades/qualities (KCl)	Cut-off grades (KCl)	Metallurgical recovery (KCl)
Proven mineral reserves	138.5	20%	n/a	100%
Probable mineral reserves	-	-
Total mineral reserves	138.5	20%

(1)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(2)	Mineral Reserves for the DSW are classified in accordance with the guidelines of the PERC Code (2021).

As of December 31, 2023, DSW had 138.5 million tonnes of potash reserves compared to 159.5 million tonnes as of December 31, 2022, a decrease of 13% due to ongoing extracting operations. The Mineral Reserves estimate for DSW may be impacted by material assumptions regarding forecasted product prices, production costs, permitting decisions (most notably the 2030 expiration of the concession, which is assumed to occur for purposes of calculating the reserves; an extension would increase reserves), or other relevant factors that may positively or negatively affect the reserve estimate. For further discussion of the material assumptions relied upon, please refer to Section 12.5 of the Technical Report Summary filed as an exhibit to the 2021 Annual Report.

ICL Group Limited 172

The current life of the mine based on the current concession at DSW is nominally 6.25 years (to March 31, 2030) based on the Mineral Reserve of 138.5 million tonnes and the current annual mining rate of around 22 million tonnes. “Mining” is set at 100% recovery and 0% planned dilution.

Logistics

The potash produced at ICL’s Dead Sea facilities is transported by means of a conveyor belt that was built over 18 kilometers to the railhead located at Tzefa in Mishor Rotem, and from there the output is transported to the Ashdod port by train or by truck, or to the Eilat port by truck. Other products are transported by truck and train to ports for export.

The port of Eilat is in the far south of Israel on the Red Sea coast. It is approximately 200 kilometers from Sodom and is accessible by road. Shipments exiting the Eilat port are to India and Asia Pacific, whereas sales to Europe, South America and the US depart from the Ashdod port.

YPH China

Overview

Yunnan Phosphate Haikou (YPH), ICL's subsidiary in China, which is equally owned with Yunnan Phosphate Chemicals Group Corporation Ltd. ("YYTH"), holds a phosphate mining license that was issued in 2015 by the Division of Land and Resources of the Yunnan district in China for the Haikou Mine (hereinafter – Haikou) which the Company operates and which is valid until January 2043. In addition, the Company held an unutilized mining license for the Baitacun mining site which expired in April 2023. In 2022, the Company completed a risk survey to assess the feasibility and profitability of this mining site and is currently working to renew its license for an additional ten years. As such no Mineral Resources or Mineral Reserves are currently stated for Baitacun.

Haikou is an open pit mine located to the west of Haikou Town, in the Xishan district, 30 kilometers south of Kunming City. Haikou is approximately centered on the geographic coordinates: latitude 24°46’33”N and longitude 102°28’29”E. The Baitacun mine, where mining activities have not yet commenced, is located several kilometers from the Haikou mine.

The Haikou mine has been in operation since 1966 and the mining license is spread over 9.6 square kilometers. The Haikou mine is divided into four blocks. The phosphate sources in blocks 1 and 2 have almost been fully depleted. The mining in block 3 began in 2015 and the mining activities in block 4 began at the end of 2017.

ICL Group Limited 173

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

YPC has undertaken that YPH’s mining rights in the Haikou mine will not be adversely affected by the above-mentioned agreements. It was decided that YPH should conduct further communications with YPC and Lindu Company to protect its legal rights and to urge the parties to reach a fair, just, and reasonable solution to this issue as soon as possible.

For further information regarding the concessions in China including royalties, mining licenses, rights, and other matters, and for a description of certain risks relating to the operations in China, see Note 18 to the Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors”, respectively.

Operations

The phosphate deposits at Haikou and Baitacun are part of an extensive marine sedimentary basin of late Precambrian to early Cambrian age. The deposits occur as seams in which the phosphate is situated in two layers – an upper layer and a lower layer. The thickness of the upper layer varies from 2.5 to 11 meters and is about 7.6 meters on average, whereas the thickness of the lower layer, which is lower grade, varies from 2 to 9 meters and is about 6.1 meters on average. The phosphate is of a low organic type, and as such it is suitable for phosphoric acid production. The mining is executed based on inter-layers and quality thereof. Inter-layers have 3 quality categories: Grade I (highest grade) > 30% P2O5, Grade II- 24%-30% P2O5 and Grade III- 15%-24% P2O5. Structurally, the Haikou deposit is moderately complex, which requires precision mining that is accomplished through use of relatively small mining equipment.

ICL Group Limited 174

The mining in the Haikou Mine is via open mining using conventional methods by means of drilling and blasting, hydraulic excavators, mining trucks and tractors for mining phosphates.

Mining is undertaken in three stages. In the first stage, mining of the upper ground level is stripped and stored or spread out over mined areas for reclamation purposes. In the second stage, drilling, blasting, and stripping of the upper overburden level is executed (consisting of hard siliceous dolomite). In the third stage, mining of phosphate is performed by drilling and blasting every inter-layer separately. A layer of interburden with an average thickness of 11 meters is present between the upper and lower phosphate layers and consists of interbedded phosphate (non-economic) bearing sandy dolomite, which is also drilled, blasted and removed. The lower phosphate layer is underlain by dolomite which is not mined. The phosphate layers are mined based on three quality categories:

•
Grade I (highest grade) > 30% P2O5 - This category of phosphate is weathered and most of the carbonates have been dissolved. It is soft and easy to mine, requiring no blasting. However, its occurrence is in small patches, requiring highly selective mining. This category comprises less than 10% of the Haikou deposit and is fed directly to the scrubbing plant for processing.

•	Grade II 24%-30% P2O5 – Harder phosphate material requiring blasting and crushing prior to further processing at the scrubbing plant. This category comprises around 25% of the Haikou deposit.

•	Grade III 15%-24% P2O5 – This is the hardest rock and requires blasting, crushing, and grinding before further processing.

Based on the patches' appearance of the medium and high-grade phosphate, the mining is performed through use of small mining equipment, trucks with a capacity of 40 tonnes and excavators with a bucket capacity of 3 to 6 cubic meters.

Phosphate ore is trucked to on-site processing facilities which include two beneficiation plants (a flotation plant and a scrubbing plant) where it is processed to produce phosphate concentrate at a minimum grade of 28.5% P2O5. The concentrate is then transported to the on-site chemical processing plant (“3 Circle” or “3C”) for further processing into saleable products including fertilizers and phosphoric acids. The 3C chemical plant is part of YPH. Additional sources of phosphate ore come from on-site surface stockpiles and small amounts of phosphate rock purchased from third parties.

The flotation plant processes low to medium grade phosphate ore by crushing, grinding and flotation and produces phosphate concentrate which is pumped as a slurry to the 3C chemical plant via a 6.5 kilometer pipeline. In 2021, flotation processing capacity at Haikou increased from 2.3 to 3.4 million tonnes per year, resulting in an increase in concentrate production from 1.6 to 2.2 million tonnes per year.

The scrubbing plant processes medium to high grade phosphate ore by removing the finest (lower grade) fraction. The concentrate produced by the scrubbing plant is transported to the grinding plant at the 3C chemical plant for size reduction prior to further processing. In 2023, a total of 503 thousand tonnes of concentrate were produced by the scrubbing plant. In addition, small amounts (36 thousand tonnes in 2023) of high-grade phosphate ore are transported to the 3C chemical plant for dry grinding and use in production of triple super phosphate (TSP) fertilizer.

The 3C chemical plant includes four sulphuric acid factories, three green phosphoric acid factories, one factory for manufacture of technical grade white phosphoric acid, one factory for manufacture of food grade white phosphoric acid and an additional six fertilizer factories. These factories are powered by electricity generated from the sulphuric acid production process, as well as from the national power network. These facilities have been continuously developed and maintained for the last 40 years and are in good condition. Access to the production sites is by road and train.

ICL Group Limited 175

There are two tailings storage facilities (TSFs): the Flotation TSF and the Gypsum TSF. The Flotation TSF receives tailings from flotation and scrubbing plants while the Gypsum TSF receives gypsum tailings produced by the 3C chemical plant. In 2022, the Company completed the construction of infrastructure for the expansion of the TSFs, and in April 2022, it received an official certification enabling the expansion of the TSF's area which is required as part of YPH’s ongoing operations plan.

The Haikou site is well connected to the national road and rail network and is connected to the national grid, with the region being a major supplier of hydroelectric power. All water used by the site is supplied and approved for industrial use by the state authorities.

Production

The following table sets forth the amount of total mine production of phosphate ore at the Haikou mine (and the relevant grade) supplied to the beneficiation plants, for the three years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31
	2023	2022	2021
Tonnes mined (kt)	3,646	3,223	2,656
Grade (% P2O5 before/after beneficiation)	22% / 28%	22% / 28%	21% / 28%

(1)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

The following table sets forth the approximate amounts of product produced after processing by the operations at the Haikou mine, for the three years ended December 31, 2023, 2022 and 2021:

	Product Produced after processing at Haikou (kt)
	2023	2022	2021
Phosphate Rock *	2,657	2,497	2,194
Green Phosphoric Acid	682	676	673
Fertilizers	609	611	612
White Phosphoric Acid	95	94	83
Specialty Fertilizers	113	92	76

*Figures relate to phosphate concentrate produced by the flotation and scrubbing plants for further processing at the 3C chemical plant.

Property Value

As of December 31, 2023, the overall book value of the property, plant and equipment of Haikou amounted to about $292 million.

ICL Group Limited 176

Mineral Resource Estimate

In estimating the cut-off grade, resources and reserves, an average of the previous three years’ market prices were used: $402 per tonne for green phosphoric acid (MGA), $1,258 per tonne for white phosphoric acid (WPA), $1,166 per tonne for MKP, $326 per tonne for GTSP, $380 per tonne for NPS, $346 per tonne for MAP 55% and $687 per tonne for MAP 73%. In addition, operating costs and an average of the previous three years’ currency exchange rates of 6.73 RMB per dollar as of December 31, 2023, is used for the assessment of economic potential.

YPH Haikou – Summary of Phosphate Mineral Resources at the end of the fiscal year ended December 31, 2023.

	Measured		Indicated		Measured + Indicated		Inferred		Cut-off Grades	Metallurgical Recovery
Mining Area	Mt	(P2O5)	Mt	(P2O5)	Mt	(P2O5)	Mt	(P2O5)	(P2O5)
Block 1 and 2	0.7	23.0%	0.02	22.4%	0.7	23.0%	-	-	15%	89.3%
Block 3	1.6	22.0%	2.2	24.1%	3.8	23.2%	-	-
Block 4	0.7	22.4%	0.2	23.1%	0.9	22.5%	0.2	20.0%
Total	3.0	22.3%	2.3	24.0%	5.3	23.0%	0.2	20.0%

(1)	Mineral Resources are reported on a dry in-situ basis and are exclusive of Mineral Reserves.

(2)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(3)	Mineral Resources for Haikou are classified in accordance with the Pan European Reserves and Resources Reporting Committee (PERC) Standard for Reporting of Exploration Results (2021).

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

As of December 31, 2023, Haikou had 5.46 Mt of phosphate resources which is unchanged since December 31, 2022, as there have been no upgrades of resources to reserves and no further exploration drilling. The Mineral Resources estimate for Haikou is based on factors related to geological and grade models and the prospects of eventual economic extraction. For further discussion of the material assumptions relied upon, please refer to Section 11.6 of the Technical Report Summary filed as an exhibit to the 2021 Annual Report.

Mineral Reserve Estimate

YPH has 50.9 million tonnes (after applying mining losses of 2.8% and mining dilution of 1.9%) of Proven Reserves of phosphate rock, located in 4 separated blocks (blocks 1-4). The annual average mining rate is around 2.5 million tonnes. The Proven Reserves are sufficient for a mine life of approximately 20 years.

The average quality of phosphate is around 21.8% P2O5 and is divided into 3 grades: Grade I (highest grade) > 30% P2O5, Grade II- 24-30% P2O5 and Grade III- 15-24% P2O5. Phosphate is beneficiated in the scrubbing facility, in the flotation plant, or in the grinding facility. The quantities and grades of the calculated Mineral Reserves are those that are expected to be delivered to the beneficiation plants prior to application of metallurgical recovery. The average metallurgical recovery through the beneficiation plants is 89.3%.

ICL Group Limited 177

In determining these reserves, a cut-off grade of 15% P2O5 was applied in accordance with the flotation plant capability to produce usable concentrate rock (28.5% P2O5), which is the average quality required to produce phosphoric acid in the Yunnan region. In practice, the Haikou mine can process and use all the phosphate that exists in the deposit. The boundaries of the phosphate layers are physically well defined and all phosphate rock above the cut-off grade is mined.

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

Based on the Company's knowledge, we have all the government approvals and permits that are necessary for the reserves in China.

YPH Haikou – Summary of Phosphate Mineral Reserves, at the end of the fiscal year ended December 31, 2023.

	Category	Low Organic Phosphate (Mt)	Average Grade (P2O5)	Cut-off Grades (P2O5)	Metallurgical Recovery (P2O5)
Block 1+ 2	Proven	5.7	21.9%	15%	89.3%
	Probable	-	-
Block 3	Proven	34.9	22.0%
	Probable	-	-
Block 4	Proven	10.3	21.0%
	Probable	-	-
Total	Proven	50.9	21.8%
	Probable	-	-

(1)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(2)	Mineral Reserves reported on a dry basis delivered to the processing plant primary crusher.

(3)	Mineral Reserves for Haikou are classified in accordance with the Pan European Reserves and Resources Reporting Committee (PERC) Standard for Reporting of Exploration Results (2021).

As of December 31, 2023, Haikou had 50.9 Mt of phosphate reserves compared to 54.5 Mt as of December 31, 2022, a decrease of 7%, due to depletion from mining. Assumptions regarding the technical parameter analysis, forecasted product prices, production costs, permitting decisions, or other factors may positively or negatively affect the reserves estimates.

Logistics

YPH holds the Haikou mine, beneficiation plants, the 3C chemical plant and two plants for production of downstream products – one located close to the Haikou mine and the other in proximity to the Kunming airport.

Most of the transport of raw materials from the Haikou mine to the 3C chemical plant is executed via pipeline (slurry), whereas a small part is transported by trucks.

Most of the products are sold to the local market in northern China and are transported from the 3C chemical plant directly to customers, by train or marine shipment, mainly from two exit ports, QinZhou port and Fangchengang, while a small part is transported to customers in the Yunnan region. Fangcheng port and Zhanjiang port are also used for importing sulphur, in the amount of approximately 626 thousand tonnes per year, subject to YPH’s demand and existing sources.

Item 4A – UNRESOLVED STAFF COMMENTS

Not Applicable.

ICL Group Limited 178

Item 5 – FINANCIAL RESULTS AND BUSINESS OVERVIEW

A.	OPERATING RESULTS

The information included in the discussion and analysis below provides details on the information for the years ended December 31, 2023 and December 31, 2022. Certain Information related to the year ended December 31, 2021 has not been included. It can be found in the Company's filing of the form 20-F for the year ended December 31, 2022.

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

The following table sets forth the total Government Takes (GT) the Company had paid to the State of Israel in 2023, 2022 and 2021:

Year Ended December 31,	$ millions	NIS millions
2023	652	2,399
2022	1,488	4,988
2021	507	1,636

The GT include, among others, royalties, leases, dividend withholding tax, payroll taxes and social security and payments relating to taxes, including advances regarding the Surplus Profit Levy.

In 2023 and 2022, about 4% and 3%, respectively, of our total sales derived from sales in Israel. In 2023 and 2022, about 52% and 44%, respectively, of our total sales derived from production activities outside of Israel. There is not a single customer on which we are materially dependent, or that accounted for more than 10% of the Company’s total sales in 2023.

Trends Affecting Our Operating Expenses

Energy expenses accounted for approximately 6% and 7% of our total operating costs in 2023 and 2022, respectively, a year-over-year decrease of approximately 7%. The decrease was mainly related to several expenses: electricity expenses in 2023 and 2022 amounted to $162 million and $195 million, respectively, comprising 40% and 45%, respectively, of our total energy expenses. Natural gas expenses in 2023 and 2022 amounted to $181 million and $167 million, respectively, comprising 45% and 39%, respectively, of our total energy expenses. Oil and oil products expenses in 2023 and 2022 amounted to $21 million and $22 million, respectively, each accounting for 5% of our total energy expenses.

ICL is one of the largest natural gas consumers in Israel and has taken a strategic decision to use natural gas to power its largest production plants in Israel. This transition of ICL’s facilities to natural gas from other fossil fuels has significantly reduced air pollutants in the areas surrounding ICL facilities, reduced the GHG emissions, improved the quality of the output and reduced maintenance expenses. For further information, including details of the specific natural gas purchasing agreements undertaken by the Company, see Note 18 to our Audited Financial Statements and “Item 4 - Information on the Company— B. Business Overview”.

ICL Group Limited 179

Marine transportation expenses in 2023 and 2022 amounted to approximately $269 million and $373 million, respectively, for each year comprising 4% of our total operating costs. The decrease is primarily attributed to a decrease in marine transportation costs.

Our financial statements are presented in US dollars. Most of our sales are in US dollars, and the remaining portion is mainly in euros. Part of our operating expenses in Israel are denominated in Israeli shekels and, consequently, devaluation of the average Israeli shekel exchange rate against the US dollar has a positive impact on our profitability, while appreciation has the opposite effect. Devaluation of the average exchange rate of the euro against the US dollar has a negative impact on our profitability, while appreciation has the opposite impact. On the other hand, devaluation of the euro against the US dollar improves the competitive ability of our subsidiaries whose functional currency is the euro, compared with competitors whose functional currency is the US dollar. In 2023, the Company’s operational results were positively impacted mainly by the depreciation of the Israeli shekel against the US dollar, partially offset by the appreciation of the euro and the British pound against the US Dollar, as well as the depreciation of the Chinese Yuan against the US dollar. For further information, see “Item 5 – Financial Results and Business Overview— A. Operating Results” and "Item 11 - Quantitative and Qualitative Disclosures about Market Risk".

We hedge part of our exposure to the risks described above, which include exposure to sales and operating expenses that are not denominated in our functional currency. The main exposure derives from operating expenses denominated in NIS and other currencies that are not the functional currency of our subsidiaries, and exposure to marine transportation prices and energy prices. Our management determines the extent of our hedging activities based on their estimation of our sales and operating expenses, as well as their expectations of developments in the markets in which we operate. See “Item 11 - Quantitative and Qualitative Disclosures about Market Risk”.

Trends affecting our segments

2023 was characterized by uncertainty and complex challenges, with commodity and fertilizer markets highlighting the interconnectedness of geopolitical, economic, and climate risks.

High inflation dominated the global economic landscape in 2023, while initially high, it gradually moderated throughout the year given central bank actions (interest rate hikes) and lower commodity prices. This contractionary monetary policy led to global economic slowdown impacting both developed and emerging economies. While emerging markets generally outperformed developed ones, both markets face challenges.

There is a prevailing belief that both the Federal Reserve and the European Central Bank have concluded their policy rate increases. However, interest rate reductions are not anticipated until mid-2024.

GDP growth has been stronger than expected in 2023 but is now moderating as a result of tighter financial conditions, weak trade growth and lower business and consumer confidence.

While the first half of 2023 saw signs of improvement in global supply chains, the latter half witnessed a concerning resurgence of bottlenecks due to several factors including drought-related delays in the Panama Canal and attacks on shipping in the Red Sea which has impacted traffic flow through the Suez Canal. These factors highlight the continued fragility of global supply chains which are susceptible to unforeseen events and geopolitical tensions. The combined impact of these disruptions could lead to increased shipping costs, delays, product shortages and further inflationary pressures.

ICL Group Limited 180

2023 also saw a stabilization in downstream crop markets from the more volatile price movements that have characterized the past two years. Farmers affordability improved given lower fertilizer and energy prices, but challenges remain due to various other factors including high interest rates impacting borrowing costs, extreme weather conditions and government policies.

Global unrest and ongoing conflicts in Eastern Europe and escalating tensions in the Middle East, including the war in Gaza are causing some supply chain disruptions and price fluctuations for freight and various commodities, impacting the global landscape. In October 2023, the Israeli government declared a state of war in response to an attack on civilians at its southern border. Subsequently, additional attacks were launched towards northern Israel. For further information regarding the security situation in Israel, see “Item 3 - Key Information— D. Risk Factors”.

Trends affecting Industrial Products segment

The operations of ICL's Industrial Products segment are largely affected by levels of activity in the electronics, construction, automotive, oil drilling, furniture, pharmaceutical, agro, textile and water treatment markets.

In 2023 approximately 35% of the worldwide use of bromine was for flame retardants, about 20% was used for clear brine fluids and the remainder was used for intermediates, industrial uses, water treatment and other uses.

In the second half of 2022, the segment began to experience softer demand in most markets, mainly for its flame retardants. This trend continued throughout 2023, mainly due to global economic dynamics and high inventory levels in the value chain. Demand for clear brine fluids remained strong, as oil drilling activity increased.

Below are the trends of the business lines main activities:

Flame retardants: 2023 was characterized by low demand across all applications, resulting from soft demand and high stock levels in end markets including the electronics, building & construction, automotive and textile industries.

Demand for ICL’s phosphorus-based flame retardants was also soft due to the global economic situation. In addition, Chinese capacity reached above pre-pandemic levels and contributed to lower price levels. In 2023, ICL, LXS and PCC jointly filed an anti-dumping complaint with the European Commission against imports of tris(2-chloro-1-methylethyl) phosphate (TCPP) from China.

Pressure by “green” organizations dedicated to environmental protection to reduce the use of bromine-based flame retardants continues. However, development and commercialization of new sustainable polymeric or reactive bromine-based flame retardants, along with new fire safety regulations in developing countries, as well as new growing global trends, are serving to increase the use of these new products.

Industrial solutions: Elemental bromine - 2023 was characterized by soft demand for elemental bromine especially for flame retardants and agro markets due to global economic dynamics. Agro-Pharma - During 2023, low demand was experienced in agro and pharma markets due to a decrease in inventory in end markets. Industrial Services - Robust demand was recorded for Mercury emissions control, supported by a shortage of natural gas which resulted in numerous power plants in the US and Europe reverting to coal as their primary source of energy. High demand for functional fluids was also experienced. Clear brine fluids - The Industrial Products segment experienced higher year-over-year demand due to its advantage of excess capacity and storage capability in the Gulf of Mexico for the oil and gas drilling market, which enabled it to respond immediately to emerging needs. ICL continued to supply clear brine fluids to the United Arab Emirates directly from Israel. Energy storage - There was a moderate increase in demand by numerous start-up companies.

ICL Group Limited 181

Specialty minerals: Magnesia and calcium products - 2023 was characterized by stable demand year-over-year and higher competition in industrial applications which are relatively low-grade applications. Solid MgCl2 - There was a moderate increase in the use of MgCl2 as a prime deicer. 2023 was characterized by higher sales to the retail market year-over-year. Pure and packed KCl - From the end of 2022, the segment has experienced excess supply in the KCl market which has significantly increased competition and reduced sales year-over-year as a result of stable demand in pure KCI for food and pharma.

Trends affecting the Potash segment

In 2023, average prices of soybean, corn and wheat decreased by 9.2%, 19.1% and 18.3%, respectively, while rice prices increased by 1.9%. Much improved crop production in 2023 weighed on grain prices in key growing areas. In Europe, renewed exports of low-cost Ukrainian wheat forced regional prices lower, while in the Americas large harvests in the US (corn) and Brazil (soy) eased stock concerns. As such, fertilizer affordability has been eroded over the past six to twelve months.

Nevertheless, despite these factors, the WASDE report, published in January 2024, still indicates a decrease in the anticipated ratio of the global inventories of grains to annual consumption to 27.7% for the 2023/24 agriculture year, compared to 28.1% and 28.4% for the previous two agriculture years respectively. This suggests that any disruption to production would likely have a significant supportive impact on prices.

Global potash market - average prices and imports:

Average prices		2023	2022	VS 2022
Granular potash – Brazil	CFR spot ($ per tonne)	392	857	(54.3)%
Granular potash – Northwest Europe	CIF spot/contract (€ per tonne)	496	793	(37.5)%
Standard potash – Southeast Asia	CFR spot ($ per tonne)	381	785	(51.5)%
Potash imports
To Brazil	million tonnes	13.2	11.1	18.9%
To China	million tonnes	11.7	7.9	48.1%
To India	million tonnes	2.8	2.3	21.7%

Sources: CRU (Fertilizer Week Historical Price: January 2024), SIACESP (Brazil), World Shipping Agenciamentos (WSA), FAI, Chinese customs data.

Potash prices decreased by 35-55% year-over-year across North and South America, Asia, and Europe. The trend was primarily driven by a recovery of Russian and Belarusian shipments to pre-conflict levels, as exporters in both countries found ways to navigate financial and logistical challenges that impacted their operations in 2022. However, they continue to encounter difficulties in accessing certain markets and customers, contributing to ongoing volatility.

ICL Group Limited 182

Furthermore, downward pressure was influenced by “just-in-time” purchasing patterns. Losses incurred from inventory purchased at significantly higher prices in the latter half of 2022, coupled with rising interest rates and improvements in supply chain conditions, prompted a more cautious purchasing approach in 2023. Consequently, distributors have postponed and limited purchases wherever feasible. Affordability has also played a role, with lower crop prices easing inflationary pressure on fertilizers prices.

Additionally, the delay in finalizing annual contracts in 2023 compelled suppliers to focus deliveries on Latin America during the first quarter, dampening market sentiment.

In contract markets we observed a comparable trend, with the Indian contract price down 46% from $590 in 2022 to $319/t CFR in 2023, but not before a prior six-month agreement in April at $422/t was agreed and then discarded following news of a Chinese agreement in June at $307/t CFR (-48% year-over-year).

Magnesium Trends

In 2023, demand in the aluminum market, in which magnesium is utilized as a strengthening element, as well as in the automotive sector, was relatively soft due to global economic uncertainty impacting end consumers. Meanwhile, supply in the US, which imposes anti-dumping duties on magnesium sourced from China, remained constrained.

Trends affecting Phosphate Solutions segment

Despite a positive beginning of 2023, weaker demand and excess supply towards the end of the first quarter dragged phosphate prices down through June. Later in the year, markets began to recover, as better affordability and supportive weather spurred demand across the Americas and part of Asia. Although India decreased phosphate subsidies, China tightened its export restrictions, and, as a result, phosphate prices remained firm.

In the US, DAP FOB NOLA prices decreased at the beginning of the year due to prolonged cold and wet weather. Although there was a short-lived improvement in April, as hesitant buyers covered their shortage of supply, prices continued downward due to excess availability and limited demand. Around mid-year, the trend reversed as distributors restocked after what turned out to be a record planting season for corn, which led to increased prices. Prices remained firm until the end of the year despite the easing of Countervailing Duties (CVDs) against OCP Group in October.

In Brazil, MAP prices came under sustained pressure in the first half of the year, as lower crop prices prompted a sense of caution, and delayed purchasing. However, the trend turned positive in the runup to the Safra soy planting, with prices rising by 24% during the third quarter. Since then, availability has been tight, which has contributed to a further firming of prices.

In India, lower DAP prices year-over-year and attractive distribution margins (>$100/t) for most of 2023, led importers to purchase 6.5-7.0Mt of DAP. Although this is in line with the total for 2022, and well above 2021, volumes slowed in the fourth quarter due to the government’s decision to moderate DAP subsidies by a third in October hoping to force the DAP CFR India prices down from $600/t CFR. However, while the moderation of the subsidies led to a decrease in distribution margins and volumes, prices remained stable at $595/t CFR by the end of the year.

The Indian phosphoric acid price ranged between $850/t and $1,050/t P2O5 during 2023. Contracts are usually negotiated on a quarterly basis and tend to reflect developments in DAP/MAP prices. Prices for the first quarter of 2024 are still under negotiation.

ICL Group Limited 183

Global phosphate commodities market - average prices:

Average prices	$ per tonne	2023	2022	VS 2022
DAP	CFR India Spot	569	876	(35)%
TSP	CFR Brazil Spot	434	802	(46)%
SSP	CPT Brazil inland 18-20% P2O5 Spot	290	436	(33)%
Sulphur	Bulk FOB Adnoc monthly contract	104	280	(63)%

Source: CRU (Fertilizer Week Historical Prices, January 2024).

Trends Affecting the Growing Solutions Segment

The Growing Solutions segment operates within the agriculture and Turf & Ornamental markets. Traditional commodity producers continue to expand into the specialty fertilizers markets, offering specialized, higher value products. The acquisition and merger of small specialty fertilizer players by larger industry players represent another prominent global trend.

Specialty Agriculture Markets:

The Specialty agriculture markets include all open field crops (rice, corn, potatoes, vegetables, fruits etc.), orchards, and greenhouses.

Our offerings for the specialty agriculture sector include seven main product groups: (1) soluble fertilizers, which include water-soluble straights (such as MKP, MAP and PeKacid), and water‑soluble NPK (WSNPK); (2) controlled release fertilizers (CRF); (3) liquid NPKs; (4) seed treatment; (5) biostimulants; (6) adjuvants; and (7) soil conditioners.

Specialty agriculture markets are constantly growing, driven by global population growth, lack of arable land, and regulations. New regulations, whether at the local or national level, mandate limitations on the amounts of fertilizers applied, consequently driving the adoption of efficient fertilizer application practices. Examples of such regulation can be found in China’s restrictions on nitrogen use and the implementation of measures to control nitrogen leaching in several European countries. Growth in demand is significant in China, India, and Brazil, while in Europe, growth is more moderate. CRF growth in Europe is anticipated to be robust, driven by the Green Deal and Farm to Fork programs.

During 2023 selling prices decreased thus improving growers’ affordability compared to 2022, mainly driven by lower raw material prices.

The competitive landscape in the soluble fertilizer market is continually evolving, with some commodity-oriented players bolstering their positions in specialty fertilizer markets. There has been a substantial increase in the capacity of WSNPK blending in China, encouraged by a government policy to improve fertilizer application efficiency and reduce total fertilizer consumption. The utilization of water-soluble fertilizers is also on the rise in India, attributed to the increasing adoption of drip irrigation systems. WSNPK is seen as more efficient than traditional commodity fertilizers. Concurrently, compound NPK producers are seeking new avenues for growth, which is driving the expansion of WSNPK capacity.

ICL Group Limited 184

CRF markets are expanding globally, with significant growth observed in China, where both market demand and production capacity have notably increased, primarily led by companies like Kingenta and Moith. Additionally, the US market is experiencing growth although the main capacity increase is concentrated in lower quality CRFs produced by companies such as Nutrien and Pursell. The CRF market in Brazil is experiencing rapid growth driven by the unique climate and poor soil quality in the region. Although trials have demonstrated the economic and environmental advantages of using CRF, broader adoption among growers is impeded by its price premium compared to traditional fertilizers.

In 2022, ICL signed a long-term agreement with India Potash Limited (IPL) to supply Polysulphate in India through 2026, with an option for renewal of the agreement. The five-year term encompasses a total volume of one million tonnes, gradually increasing each year. Shipments set at a minimum of 25,000 tonnes each will be equally distributed across the calendar year, with prices and payment terms to be fixed between IPL and ICL from time to time. The availability of Polysulphate is expected to help boost the Government of India’s organic agriculture program.

Turf and Ornamental Horticulture

Turf and Landscape

The segment’s Turf and Landscape market business serves the professional turf (golf and sports fields) and the landscape and lawn markets.

During 2023, the segment experienced stable demand in the professional turf market compared to 2022 across most product categories, supported by the professional sport & golf sector. This was attributed to an increase in the number of golfers throughout the year, resulting in heightened maintenance activities and new applications, offset by dealers' increased hesitancy to build inventories for the 2024 spring season, due to declining specialty fertilizer pricing.

The landscape market was impacted by consumer sentiment throughout 2023. This market was impacted by both high inflation rates and increased general living costs, resulting in reduced spending on gardening and landscaping products.

Ornamental Horticulture

The Ornamental Horticulture market includes container nursery growers, potted plants, and bedding plants (greenhouses).

During 2023, the ornamental horticulture business encountered a significant decline in demand, particularly in Northern Europe and North America, driven primarily by inflation. Reduced consumer sales of green goods and fewer visits to garden centers resulted in diminished potting activities. Additionally, growers in Northwest Europe scaled back plant cultivation in greenhouses due to soaring energy costs. In emerging markets, market demand remained stable. However, due to high inventories of inputs at the start of the year and the conclusion of the potting season, dealers began to reduce their inventories in the latter half of 2023, consequently impacting market demand.

FertilizerpluS

In 2023, demand for FertilizerpluS products, mainly for Polysulphate standard and Polysulphate granular, experienced a decrease in contrast to 2022, due to the overall downward trend in commodity prices, mainly potash, as well as general market tendency for “just-in-time” purchasing practices. Conversely, downstream FertilizerpluS products such as Polysulphate Premium and PotashpluS experienced increased demand and showed strong performance compared to 2022.

ICL Group Limited 185

Expected Expenses for Equity and Cash Compensation Plans

Based on existing grants under the amended 2014 Equity Compensation Plan, the expected total expenses for the periods ended December 31, 2024, December 31, 2025, and December 31, 2026, are approximately $4 million, $1 million, and $100 thousand, respectively. For further information, see Note 19 to our Audited Financial Statements.

In addition, in 2021, the Company's HR & Compensation Committee and the Board of Directors approved a new Cash LTI plan, according to which, other senior managers will be awarded a cash incentive in 2025. The fair value at the grant date is about $37 million. The grant is subject to achievement of certain financial targets over the three years and can be affected by the change in share price.

ICL Group Limited 186

Results of Operations

In our year‑over-year comparisons, we present the primary drivers of change in the Company’s results of operations. This discussion is based, in part, on management’s best estimates of the main trends' impact on its businesses. We have also based the following discussion on our financial statements, and as such, you should read such discussion together with them.

We have elected to omit discussion on the earliest of the three years covered by the consolidated financial statements presented. Refer to "Item 5 - Financial Results and Business Overview" located in our Form 20-F for the fiscal year ended December 31, 2021, filed on February 23 ,2022, for reference to discussion of the fiscal year ended December 31, 2021, the earliest of the three fiscal years presented.

Set forth below are our results of operations for the years ended December 31, 2023 and 2022.

For the Years Ended December 31,		% Increase (Decrease)
2023	2022
$ millions	$ millions

Sales	7,536	10,015	(25)%
Cost of sales	4,865	4,983	(2)%
Gross profit	2,671	5,032	(47)%
Selling, transport and marketing expenses	1,093	1,181	(7)%
General and administrative expenses	260	291	(11)%
Research and development expenses	71	68	4%
Other expenses	128	30	327%
Other income	(22)	(54)	(59)%
Operating income	1,141	3,516	(68)%
Finance expenses	259	327	(21)%
Finance income	(91)	(214)	(57)%
Finance expenses, net	168	113	49%
Share in earnings of equity-accounted investees	1	1	-
Income before taxes on income	974	3,404	(71)%
Taxes on income	287	1,185	(76)%
Net income	687	2,219	(69)%
Net income attributable to the non-controlling interests	40	60	(33)%
Net income attributable to the shareholders of the Company	647	2,159	(70)%
Earnings per share attributable to the shareholders of the Company:
Basic earnings per share (in dollars)	0.50	1.68	(70)%
Diluted earnings per share (in dollars)	0.50	1.67	(70)%

ICL Group Limited 187

Results of Operations For the Year 2023

Sales	Expenses	Operating income
$ millions
YTD 2022 figures	10,015	(6,499)	3,516
Total adjustments YTD 2022*	-	(7)	(7)
Adjusted YTD 2022 figures	10,015	(6,506)	3,509
Quantity	(277)	87	(190)
Price	(2,202)	-	(2,202)
Exchange rates	-	59	59
Raw materials	-	136	136
Energy	-	(3)	(3)
Transportation	-	63	63
Operating and other expenses	-	(154)	(154)
Adjusted YTD 2023 figures	7,536	(6,318)	1,218
Total adjustments YTD 2023*	-	(77)	(77)
YTD 2023 figures	7,536	(6,395)	1,141

* See "Adjustments to reported operating and net income (non-GAAP)" above.

-
Sales – The Company's sales decreased by $2,479 million compared to 2022. The decrease was due to a $289 decrease in the potash price (CIF) per tonne year-over-year, as well as a decrease in the selling prices of specialty agriculture and FertilizerpluS products, phosphate fertilizers, bromine and phosphorous-based flame retardants, elemental bromine, white phosphoric acid (WPA) and MAP used as raw material for energy storage solutions. In addition, a decrease was recorded in sales volumes of bromine and phosphorous-based flame retardants, specialty minerals, elemental bromine, magnesium, salts, phosphate-based food additives, WPA, MAP used as raw material for energy storage solutions, as well as turf and ornamental products. This decrease was partially offset by higher sales volumes of specialty agriculture products, potash, phosphate fertilizers and clear brine fluids, together with higher selling prices of phosphate-based food additives, specialty minerals and turf and ornamental products.

-
Cost of sales – Cost of sales decreased by $118 million compared to 2022. The decrease was due to lower prices of sulphur and commodity fertilizers, as well as a depreciation of the average exchange rate of the Israeli shekel and the Chinese yuan against the US dollar, together with lower sales volumes of bromine and phosphorous-based flame retardants, magnesium, salts, phosphate-based food additives and WPA. The decrease was partially offset by higher costs of raw materials used in the production of industrial solutions, higher sales volumes of Specialty Agriculture products, potash and clear brine fluids, as well as maintenance and operation expenses, and the appreciation of the average exchange rate of the euro and the Brazilian real against the US dollar.

-
Selling and marketing – Expenses decreased by $88 million compared to 2022, mainly due to lower transportation costs and lower sales commissions, as well as the depreciation of the average exchange rate of the Israeli shekel against the US dollar, partially offset by the appreciation of the average exchange rate of euro and the Brazilian real against the US dollar.

ICL Group Limited 188

-
General and administrative – Expenses decreased by $31 million compared to 2022, mainly due to lower labor costs and the depreciation of the average exchange rate of the Israeli shekel against the US dollar.

-
Research and Development – Expenses increased by $3 million compared to 2022, mainly due to higher labor costs expenses, partially offset by the depreciation of the average exchange rate of the Israeli shekel against the US dollar.

-
Other expenses, net – Other expenses, net, increased by $130 million compared to 2022. The increase was primarily due to write-off of assets and provisions for early retirement related to restructuring at certain sites, as well as charges relating to the security situation in Israel.

Below is a geographical breakdown of our sales by customer location:

Year Ended December 31,
2023	2022
$ millions	$ millions
Europe	2,332	2,809
Asia	1,744	2,743
South America	1,665	2,315
North America	1,351	1,577
Rest of the world	444	571
Total	7,536	10,015

-
Europe – The decrease in sales was primarily due to lower selling prices of potash, specialty agriculture and FetrilizerpluS products and phosphate fertilizers, as well as lower selling prices and sales volumes of bromine and phosphorous-based flame retardants, phosphate-based industrial solutions, white phosphoric acid (WPA) and salts, together with lower sales volumes of turf and ornamental products, bromine-based industrial solutions, specialty minerals, magnesium and phosphate-based food additives. This was partially offset by higher sales volumes of potash, specialty agriculture and FertilizerpluS products and phosphate fertilizers, as well as higher selling prices of bromine-based industrial solutions, specialty minerals, turf and ornamental products and phosphate-based food additives.

-
Asia – The decrease in sales was primarily due to lower selling prices and sales volumes of potash, bromine-based flame retardant, bromine-based industrial solutions, phosphate fertilizers, MAP used as raw materials for energy storage solutions, salts and WPA, as well as a decrease in sales volumes of FertilizerpluS products and phosphate-based food additives, together with a negative impact resulting from the depreciation of the average exchange rate of the Chinese yuan against the US dollar. The decrease was partially offset by higher sales volumes of specialty agriculture products, as well as higher selling prices and sales volumes of phosphorous-based industrial solutions.

-
South America – The decrease in sales was primarily due to lower selling prices of potash, phosphate fertilizers, as well as specialty agriculture and FertilizerpluS products, together with lower sales volumes of WPA and phosphate-based food additives. The decrease was partially offset by higher sales volumes of phosphate fertilizers, potash, specialty agriculture and FertilizerpluS products, together with higher selling prices of phosphate-based food additives and a positive impact resulting from the appreciation of the Brazilian real against the US dollar.

ICL Group Limited 189

-
North America – The decrease in sales was primarily due to lower sales volumes and selling prices of phosphorous and bromine-based flame retardants and potash, as well as lower selling prices of phosphate fertilizers and specialty agriculture products, together with lower sales volumes of magnesium, phosphate-based food additives and salt, as well as turf and ornamental products. This was partially offset by higher sales volumes and selling prices of WPA, as well as higher sales volumes of clear brine fluids, phosphate fertilizers, specialty agriculture and FertilizerpluS products, together with higher selling prices of phosphate-based food additives, salts, magnesium, and phosphorous-based industrial solutions.

-
Rest of the world – The decrease in sales was primarily due to lower sales volumes and selling prices of potash, FertilizerpluS products, phosphate fertilizers, bromine-based flame retardants and WPA, as well as lower selling prices of specialty agriculture products and lower sales volumes of magnesium, together with a negative impact resulting from the depreciation of the average exchange rate of the Israeli shekel against the US dollar. This was partially offset by higher sales volumes and selling prices of clear brine fluids, as well as higher sales volumes of specialty agriculture products.

Financing Expenses, Net

Net financing expenses for the year ended December 31, 2023, amounted to $168 million compared to $113 million in 2022, an increase of $55 million. This increase is mainly due to long-term employee benefits provisions and lease revaluation income which decreased by $46 million resulting from lower depreciation of the Israeli shekel against the dollar compared to 2022, and an increase in net interest expenses of $14 million due to higher interest rates. This change was partially offset by a decrease of $11 million in losses from hedging transactions.

Tax Expenses

In 2023, the Company’s reported tax expenses amounted to $287 million, compared to $1,185 million in 2022, reflecting an effective tax rate of 29% and 35%, respectively. The Company’s relatively high effective tax rate for 2022 was mainly due to the settlement agreement with the Israeli Tax Authority regarding the surplus profit levy.

ICL Group Limited 190

Segment Information

Segment revenue, expenses and results include inter-segment transfers, which are based on transactions prices in the ordinary course of business. This is aligned with reports that are regularly reviewed by the Chief Operating Decision Maker. Inter-segment transfers are eliminated as part of the financial statements' consolidation process.

Results of operations for the year 2023 – Industrial Products segment

2023	2022
$ millions	$ millions
Segment Sales	1,227	1,766
Sales to external customers	1,206	1,737
Sales to internal customers	21	29
Segment Operating Income	220	628
Depreciation and amortization	57	61
Segment EBITDA	277	689
Capital expenditures	91	90

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2023	2022
$ millions	$ millions
Europe	430	572
Asia	361	664
North America	341	395
South America	23	36
Rest of the world	51	70
Total	1,206	1,737

ICL Group Limited 191

Sales	Expenses	Operating income
$ millions
YTD 2022 figures	1,766	(1,138)	628
Quantity	(325)	132	(193)
Price	(216)	-	(216)
Exchange rates	2	19	21
Raw materials	-	(17)	(17)
Energy	-	(6)	(6)
Transportation	-	22	22
Operating and other expenses	-	(19)	(19)
YTD 2023 figures	1,227	(1,007)	220

-
Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of bromine and phosphorus-based flame retardants, elemental bromine and specialty minerals. This impact was partially offset by higher sales volumes of clear brine fluids.

-
Price – The negative impact on operating income was due to lower selling prices of bromine and phosphorus-based flame retardants and bromine based industrial solution. This impact was partially offset by higher selling prices of specialty minerals.

-
Exchange rates – The favorable impact on operating income was mainly due to the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel against the US dollar as well as the positive impact on sales resulting from the appreciation of the average exchange rate of the euro against the US dollar.

-	Raw materials – The negative impact on operating income was due to increased costs of raw materials.

-	Energy – The negative impact on operating income was due to higher prices of electricity and gas.

-	Transportation – The positive impact on operating income was due to lower marine transportation costs, partially offset by higher costs of inland transportation.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs.

ICL Group Limited 192

Results of operations for the year 2023 - Potash segment

2023	2022
$ millions	$ millions
Segment Sales	2,182	3,313
Potash sales to external customers	1,693	2,710
Potash sales to internal customers	129	184
Other and eliminations (1)	360	419
Gross Profit	1,171	2,292
Segment Operating Income	668	1,822
Depreciation and amortization	175	166
Segment EBITDA	843	1,988
Capital expenditures	384	346
Potash price - CIF ($ per tonne)	393	682

(1)	Primarily includes salt produced in Spain, metal magnesium-based products, chlorine, and sales of excess electricity produced by ICL’s power plant at the Dead Sea in Israel.

Below is a geographical breakdown of our sales to external customers by customer location:

Year Ended December 31,
2023	2022
$ millions	$ millions
Asia	539	1,008
Europe	529	571
South America	523	937
North America	260	365
Rest of the world	122	150
Total	1,973	3,031

ICL Group Limited 193

Sales	Expenses	Operating income
$ millions
YTD 2022 figures	3,313	(1,491)	1,822
Quantity	35	(19)	16
Price	(1,167)	-	(1,167)
Exchange rates	1	11	12
Raw materials	-	3	3
Energy	-	19	19
Transportation	-	33	33
Operating and other expenses	-	(70)	(70)
YTD 2023 figures	2,182	(1,514)	668

-
Quantity – The positive impact on operating income was primarily related to higher sales volumes of potash to China, Europe and Brazil, partially offset by lower sales volumes to India and the US, as well as lower sales volumes of magnesium.

-	Price – The negative impact on operating income resulted primarily from a decrease of $289 in the potash price (CIF) per tonne, year over year.

-
Exchange rates – The favorable impact on operating income was due to a positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel against the US dollar, as well as the positive impact on sales resulting from the appreciation of the average exchange rate of the euro against the US dollar.

-	Energy – The positive impact on operating income was primarily due to a decrease in electricity and gas prices.

-	Transportation – The positive impact on operating income was primarly due to a decrease in marine costs, partially offset by higher inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs.

ICL Group Limited 194

Potash – Production and Sales

Thousands of Tonnes	2023	2022
Production	4,420	4,691
Total sales (including internal sales)	4,683	4,499
Closing inventory	284	547

-
Production– Production was 271 thousand tonnes lower year-over-year, in the Dead Sea mainly due to operational challenges, such as weather conditions and war related issues in the fourth quarter, as well as on-going geologic constraints in Spain.

-
Sales – The quantity of potash sold was 184 thousand tonnes higher year-over-year, mainly due to increased sales volumes to Europe and China, partially offset by lower sales volumes to India, Brazil and the US.

Results of operations for the year 2023 – Phosphate Solutions segment

2023	2022
$ millions	$ millions
Segment Sales	2,483	3,106
Sales to external customers	2,274	2,851
Sales to internal customers	209	255
Segment Operating Income	329	777
Depreciation and amortization*	221	189
Segment EBITDA	550	966
Phosphate specialties EBITDA	277	436
Phosphate commodities EBITDA	273	530
Capital expenditures	272	259

* For 2023, comprised of $60 million in phosphate specialties and $161 million in phosphate commodities. For 2022, comprised of $53 million in phosphate specialties and $136 million in phosphate commodities.

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2023	2022
$ millions	$ millions
Europe	615	778
North America	613	654
Asia	576	787
South America	367	493
Rest of the world	103	139
Total	2,274	2,851

ICL Group Limited 195

Sales	Expenses	Operating income
$ millions
YTD 2022 figures	3,106	(2,329)	777
Quantity	(211)	122	(89)
Price	(393)	-	(393)
Exchange rates	(19)	42	23
Raw materials	-	74	74
Energy	-	(15)	(15)
Transportation	-	7	7
Operating and other expenses	-	(55)	(55)
YTD 2023 figures	2,483	(2,154)	329

-
Quantity – The negative impact on operating income was due to lower sales volumes of white phosphoric acid (WPA), salts, phosphate-based food additives and MAP used as raw materials for energy storage solutions. This was partially offset by higher sales volumes of phosphate fertilizers.

-
Price – The negative impact on operating income primarily related to lower selling prices of phosphate fertilizers, WPA and MAP used as raw materials for energy storage solutions. This was partially offset mainly by higher selling prices of phosphate-based food additives.

-
Exchange rates – The favorable impact on operating income was mainly related to the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Chinese yuan and the Israeli shekel against the US dollar, which was partially offset by the negative impact on sales resulted from the depreciation of the average exchange rate of the Chinese yuan against the US dollar.

-	Raw materials – The positive impact on operating income was due to lower costs of sulphur, which was partially offset by higher costs of caustic soda.

-	Energy – The negative impact on operating income was due to increased electricity and gas prices, mainly in Europe and the US.

-	Transportation – The positive impact on operating income was due to lower marine and inland costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs, as well as royalties' payments.

ICL Group Limited 196

Results of operations for the year 2023 – Growing Solutions segment

2023	2022
$ millions	$ millions
Segment Sales	2,073	2,422
Sales to external customers	2,047	2,376
Sales to internal customers	26	46
Segment Operating Income	51	378
Depreciation and amortization	68	70
Segment EBITDA	119	448
Capital expenditures	92	101

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2023	2022
$ millions	$ millions
South America	752	849
Europe	741	873
Asia	255	284
North America	135	162
Rest of the world	164	208
Total	2,047	2,376

ICL Group Limited 197

Sales	Expenses	Operating income
$ millions
YTD 2022 figures	2,422	(2,044)	378
Quantity	106	(56)	50
Price	(470)	-	(470)
Exchange rates	15	(26)	(11)
Raw materials	-	131	131
Energy	-	(2)	(2)
Operating and other expenses	-	(25)	(25)
YTD 2023 figures	2,073	(2,022)	51

-
Quantity – The positive impact on operating income was mainly due to an increase in sales volumes of specialty agriculture. This was partially offset by a decrease in sales volumes of Turf and Ornamental products as well as FertilizerpluS products.

-
Price –The negative impact on operating income was due to lower selling prices across most business lines, mainly specialty agriculture and FertilizerpluS products. This was partially offset by higher selling prices of Turf and Ornamental products.

-
Exchange rates – The unfavorable impact on operating income was mainly due to the negative impact on operational costs resulting from the appreciation of the average exchange rate of the Brazilian real and the euro against the US dollar, which was partially offset by a negative impact on sales, resulting from the above mentioned appreciation, together with a negative impact due to the depreciation of the average exchange rate of the Israeli shekel and the Chinese yuan against the US dollar.

-	Raw materials – The positive impact on operating income was primarily related to lower costs of commodity fertilizers and ammonia.

-	Operating and other expenses – The negative impact on operating income was mainly related to higher maintenance and operational costs.

ICL Group Limited 198

B. LIQUIDITY AND CAPITAL RESOURCES

Overview

As of December 31, 2023, ICL had a balance of $592 million in cash, cash equivalents, short-term investments and deposits. In addition, the Company has unutilized long‑term credit facilities of about $1.2 billion and a securitization agreement in the amount of $300 million, of which the Company has utilized approximately $182 million of the facility.

Furthermore, our net financial liabilities were $2,095 million, including $1,829 million in long‑term debt (excluding current maturities) and $858 million in short‑term debt (including current maturities of long‑term debt). The long-term debt consists of debentures totaling $953 million together with loans from financial institutions and lease liabilities totaling $876 million, while short‑term debt consists of $283 million in short-term loans from financial institutions and $575 million in current maturities of debentures, loans and lease liabilities. For more information about the currencies in which the Company's liabilities are denominated and their interest rates, see Note 13 to our Audited Financial Statements.

We aim to secure sources of financing for our operating activities and investments while diversifying the sources of financing among various financial instruments, and between local and international financing entities. The Company's sources of financing are short and long‑term loans from banks (mainly international banks) and institutional entities in Israel, debentures issued to institutional investors in Israel and the United States, and securitization of customer receivables. The Company utilizes the various financing facilities according to our cash flow requirements, their respective costs and market conditions.

We believe that our sources of liquidity and capital resources, including working capital, are adequate for our current requirements and business operations and should be adequate to satisfy our anticipated working‑capital requirements during the next twelve months, along with our capital expenditures and other current corporate needs.

Distributions of dividends to ICL from its subsidiaries and transfers of funds through certain countries may, under certain circumstances, result in the creation of tax liabilities. However, taxation on dividend distributions and funds transfers have not had, and are not expected to have, a material impact on our ability to meet our cash obligations.

As of December 31, 2023, we had no material off-balance sheet arrangements other than the amounts described in Note 18A to our Audited Financial Statements.

The Company’s primary contractual obligations consist of commitments to purchase raw materials and energy in the ordinary course as well as agreements to secure its gas supply needs. For information about the Company's contractual obligations, see Note 18 to our Audited Financial Statements.

ICL Group Limited 199

Credit Facilities

Sustainability-linked Revolving Credit Facility (RCF)

In April 2023, the Company entered into a Sustainability-Linked Revolving Credit Facility Agreement made between ICL Finance B.V. and a consortium of twelve international banks for a $1,550 million credit facility. The Sustainability-Linked RCF replaced a previous revolving credit facility that was entered into in 2015, as amended and extended in 2018, and which was due to expire in 2025. As of December 31, 2023, the Company had utilized $376 million of the credit facility.

Securitization

The total amount of the Company's committed securitization facility framework is $300 million with an additional $100 million uncommitted. As of December 31, 2023, ICL had utilized approximately $182 million of the facility’s framework.

Debentures

In March 2023, the Company repaid NIS 392 million (approx. $108 million) of its Series E Bond, as scheduled.

In December 2022, the Company repaid NIS 15 million (approx. $4 million) of its Series G Bond, as scheduled.

Subsequent to date of the report, in January 2024, the Company repaid $145 million private placement bond, as scheduled.

Ratings and financial covenants

S&P

In July 2023, the S&P credit rating agency reaffirmed the Company’s international credit rating and senior unsecured rating of 'BBB-'. In addition, the S&P Maalot credit rating agency reaffirmed the Company’s credit rating of 'ilAA' with a stable rating outlook.

Fitch Ratings

In June 2023, Fitch Ratings reaffirmed the Company’s long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term issuer default rating is stable.

Financial Covenants

For a description of material financial covenants in the Company’s loan agreements and any potential risk relating to compliance with them, credit facilities, sale of receivables under securitization transaction and information on material loans and debentures outstanding as of December 31, 2023, see Note 13 to our Audited Financial Statements.

ICL Group Limited 200

Sources and Uses of Cash

The following table sets forth our cash flow for the periods indicated:

Year Ended December 31,
2023	2022
$ millions	$ millions
Net cash provided by operating activities	1,595	2,025
Net cash used in investing activities	(863)	(754)
Net cash used in financing activities	(712)	(1,303)

Operating Activities

In the current year, cash flow from operating activities amounted to $1,595 million, compared to $2,025 million last year. This decrease was mainly due to stronger operating results in 2022, partially offset by the decrease in working capital and income taxes paid.

Investing Activities

Net cash used in investing activities in 2023 amounted to $863 million, compared to $754 million last year. This increase derives mainly from higher purchases of property, plant and equipment and investment in deposits.

Financing Activities

Net cash used in financing activities in 2023 amounted to $712 million, compared to $1,303 million last year. This decrease is mainly due to lower dividend payments.

Principal Capital Expenditures

ICL incurred cash capital expenditures of $594 million and $603 million for the years ended December 31, 2023, and 2022, respectively. These capital expenditures comprise investments in fixed and intangible assets.

ICL’s principal capital expenditures over the last three years have consisted of work on the following main projects:

Energy storage solutions (ESS) in St. Louis. In October 2022, the Company announced its plan to build an LFP CAM plant in St. Louis, Missouri, which is expected to be the first large-scale LFP material manufacturing facility in the US. The Company was awarded a $197 million grant from the US Department of Energy. The plant is expected to produce high-quality LFP material for the global lithium battery industry using a primarily domestic supply chain. The plant is expected to help meet growing demand from the energy storage, EV and clean-energy industries for US-produced-and-sourced essential battery materials.

Salt harvesting in the Dead Sea. The Salt Harvest Project aims to provide a permanent solution to the rising of the water level of Pond 5 and preserve the water level in at its maximum height (15.1 meters) by harvesting salt from this pond and transferring it to the Dead Sea northern basin. According to the agreement with the Israeli government, the planning and execution of the Salt Harvest Project will be performed by DSW. The Company will bear 80% and the State of Israel will bear 20% of the cost of the project. However, the State's share will not exceed NIS 1.4 billion. Commencing 2022, the brines' volume in Pond 5 is preserved by the salt Harvest Project.

ICL Group Limited 201

Two new harvesters. ICL Dead Sea’s raw material plant operates several floating barges that supply Carnallite to the production plants. In order to ensure continues operation, the Company initiated a project for the construction of two new harvesters to replace the older ones. This investment will ensure the standardization of the harvesters' fleet and increase the reliability of the raw-material supply to the production plants to support the Company's production goals. The project is expected to be completed by the end of 2024.

Three emission treatment precipitators. In order to meet the emissions requirements of the Israeli Clean Air Law, it is essential to upgrade the system for gas treatment of the carnallite dryers by constructing three wet electrostatic precipitators (one for each dryer). The project is expected to be completed by the end of 2025.

LFP battery production in China. In 2022, the Company built and currently operates a new 70 thousand tonne MAP 73% battery level minerals plant to specifically serve the fast-growing LFP industry. The total capacity of MAP 73%, together with the produced technical grade phosphoric acid and improved green phosphoric acid, creates a portfolio that positions YPH as one of the most important phosphate suppliers to the battery industry in south China.

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

Raising the coastal dikes of evaporation Pond 5 at the Dead Sea. The project’s objective was to protect from structural damage to the foundations and hotel buildings situated close to the water’s edge, to the settlement of Neve Zohar and to other infrastructure located along the western shoreline of Pond 5. The project included the raising of the dike along the western beachfront of Pond 5 across from the hotels together with a system for lowering subterranean water. The project was implemented by the Government of Israel, through the Dead Sea Preservation Government Company Ltd., together with DSW (which financed 39.5% of the project's cost). The construction work with respect to the hotels' coastline has been completed.

New P-9 pumping station in Sodom. Due to the receding water level in the northern basin of the Dead Sea, the Company constructed a new pumping station that serves as the main brine intake station for pumping brine from the Dead Sea to the coastal transmission system. The new P-9 pumping station commenced operation in January 2022.

The Company finances its capital expenditures from cash flow from operations and from credit facilities.

ICL Group Limited 202

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

Novel Materials: flame retardants; paints & coatings additives; biocides; post-harvest solutions.

Circular economy: waste to product; recycling; efficiency improvement.

Industry 4.0: IOT concepts in manufacturing, safety and environment; machine learning and AI technologies for manufacturing optimization and product development.

Digital Agricultural Suite:

ICL’s Digital Agricultural Suite continues to evolve in our mission to integrate multiple precision agricultural technologies (sensors, imagery, and others) with additional agronomical research data from multiple partners.

Digital technology developed by ICL digests data from multiple sources, automatically aggregating, standardizing and processing it to create one harmonized data lake with powerful AI/machine learning engines. Those powerful engines enable us to deploy advanced data-driven solutions that drive real-time agronomic decision-making, such as increasing crop yields and farmer's profitability. An increasing number of global partners are joining our revolutionary digital platform including leading global academic institutions and multinational agriculture companies solidifying this strong digital foundation with high-quality and highly actionable agronomic data.

Through these efforts, ICL aims to leverage its digital platform and data-driven solutions to create an agro-professional community that enables sharing of information and knowledge between growers and agro-professionals, dealers, retailers and food producers to extract the most value from agriculture.

ICL Group Limited 203

Below are the main areas of the R&D activities by segments:

Industrial Products

•
Development of magnesia-based product formulations to fulfill unmet needs in the markets. We introduced our new formulation, FruitMag™, which serves as a firming agent for post-harvest treatment of citrus fruits. We are also marketing a product that enables aluminum salt-free deodorant, known as CareMag® D, which is already being marketed by several leading international companies. We developed a magnesium-based formulation, TextiMag®, designed to absorb odors and increase skin wellness with a textile coating. In addition, we are also developing a new formulation package of skin treatments including face mask, serum and swallowing tablets, all based on magnesium.

•	Development of brominated electrolytes and phosphorus-based active salt for electrolytes for battery producers.

•	Promotion of antimicrobial products, such as CDA technology for pulp & paper, reverse osmosis membranes & cooling towers.

•	Use of the Company's Bromoquel® product, a new solution designed to treat bromine leakages, in its plants as well as commercially distribute the product.

•	Development of a new flame-retardant product for the textile market which is currently in the market penetration stage.

Total R&D expenses by the Industrial Products segment in 2023 amounted to about $19 million.

Potash

•	Advancement of research regarding environmental protection, including the development of methods for treating and reducing effluents.

•	Analysis of alternative methods to increase production capacity of carnallite at our evaporation ponds, based on renewable energies.

•	Initiatives centered on floatation and crystallization plants aimed at enhancing production capacity while simultaneously reducing the consumption of industrial water.

Total R&D expenses in 2023 in the Potash segment were about $5 million.

ICL Group Limited 204

Phosphate Solutions

•
Analysis of the adaptation of various potential types of phosphate rock to produce phosphoric acid and its downstream products as part of an effort to utilize and increase existing phosphate reserves. In 2024, the Company will further analyze additional types of phosphate including by conducting R&D, pilots, plant testing activities and other economic feasibility assessments.

•	Research regarding environmental protection, including developing methods to treat and reduce effluents and applications for Phosphogypsum uses.

•	Investigation of opportunities to integrate waste steams into our production processes, fostering a closed-loop circular economy and development of future sources for sustainable fertilizer products.

•	Development of a new fertilizer product with microelements that contribute to plant growth.

•	Development of a new PK fertilizer designed to be fully water soluble.

•
The Specialties R&D group established a team dedicated to the scaling up of licensed technology for LFP CAM. The team was awarded a United States Department of Energy grant for $197 million to establish an LFP CAM plant at our St. Louis, USA facility. As part of this grant ICL will expand its R&D activities to include next-generation materials for the energy storage solutions market.

•
Introduction of a novel Asphalt admixture that improves asphalt stiffening properties, similar to polyphosphoric acid, but which also significantly enhances antistrip properties with improved freeze point and high flash point properties.

•
The Specialties R&D group supported further growth in the traditional markets and application areas of Meat/Poultry/Seafood, Dairy, and Bakery. We also expanded our footprint in emerging markets, through sustainable and affordable solutions. New launches include innovative products beyond phosphates for sodium reduction and texture improvement.

•
The Front-End Innovation group has scouted more than 500 food technology start-ups to identify disruptive technologies for ICL Phosphate Specialties. Following the investment in Protera Biosciences, and Plantible Foods, ICL Planet Startup Hub invested €2.75 million in Arkeon, a start-up that creates completely customizable protein ingredients by converting CO2 into nutritious amino acids and sustainable proteins necessary for human nutrition. The teams continue to seek innovation partners engaged in the transformation of sustainable food systems.

•
Continued diversification and development of a product portfolio for meat substitutes: ICL and Plantible Foods have partnered to launch ROVITARIS® Binding Solution, a revolutionary clean label binding solution for plant-based meat and seafood applications that may replace most chemically processed binders. The ROVITARIS® fresh wet protein fibers are suited for several applications such as tender white meat imitations for chicken and seafood alternatives. ROVITARIS® emulsion portfolio has been expanded as a toolbox to target multiple applications such as substitute for cold-cuts, sausages, hot dogs, bacon, and pepperoni. ICL has established a Center of Excellence for alternative proteins technology to innovate next-generation ROVITARIS® and other innovative plant-based solutions including fish-like products. Such center will expand ICL’s expertise to better serve commercial strategies for global markets.

Total R&D expenses in the Phosphate Solutions segment in 2023 totaled about $10 million.

ICL Group Limited 205

Growing Solutions

The Growing Solutions segment promotes innovation and the development of new products and services.

Main R&D targets:

•	Development of controlled-release fertilizers with biodegradable coating to meet the regulatory requirements of the EU Fertilizer Product standards, expected in 2026.

•	Development of innovative bio-stimulant products alongside fertilizers embedded with unique bio-stimulants designed to enhance their performance.

•
Development of biological bio-stimulants designed to encourage plant growth and provide resilience to different stress conditions. In 2022, ICL signed a multi-year, strategic collaboration agreement with Lavie Bio Ltd., which will focus on developing novel bio-stimulant products to enrich fertilizer efficiency. Ag-biologicals are externally applied products used to optimize overall plant and soil health.

•	Development of fertilizers designed to enhance nutrient-use efficiency and reduce emissions.

•	Development of liquid and fully-soluble fertilizers.

•	Development of products designed to improve water use efficiency.

•	Enhancement of micronutrients solutions and sulfur fertilizer formulations.

•
Integration of secondary source phosphate technologies for immediate utilization at our production facilities in Europe as part of our Circular Economy approach and the advancement of future sources of our fertilizer products, including the establishment of a technology roadmap for recycling and recovering phosphorous and nitrogen from secondary sources to transition our products into sustainable fertilizers.

•	Development of fertilizers with higher agronomic nutrient efficiency.

•	Development of customized formulations tailored to meet specific customer requirements.

Total R&D expenses of the Growing Solution segment in 2023 were about $17 million.

Circular Economy

For the past few years, we have engaged in the Circular Economy. For further information see “Item 4 - Information on the Company— Environmental, Health and Safety — Circular Economy”.

ICL Group Limited 206

Intellectual property

We believe that our intellectual property is crucial for protecting and developing our business activities. As of December 31, 2023, ICL has approximately 700 granted patents in various countries, constituting 210 patent families.

The Company also has over 3,000 registered trademarks worldwide, including inter alia:

•	Eqo®, eqo-x and eqo-s® - a group of brand names for innovative fast biodegradable controlled-release fertilizers designed to meet new EU fertilizers standards due to take effect in 2026.

•	Keep Green® - a brand name for a novel biostimulant to protect plants against excessive sun radiation and temperature.

•	Sulfurgran® - a leading product and brand in the sulfur market in Brazil.

•	Profol® - a leading foliar nutrition product line and brand in Brazil.

•	Osmocote® - a leading brand in the area of controlled released fertilizers which uses innovative technologies and is used globally by container nursery stocks, pot-plant growers and more.

•	Peters® - a brand of water-soluble fertilizers, specifically designed for bedding-, pot- and container nursery plants.

•	Joha® - a global brand of dairy specialties, which specializes in emulsifying salts for processed cheese.

•	Tari® - a brand in the meat industry as well as in the artisan business which focuses on the production and processing of meat products with functional additives, spices and flavors.

•	Brifisol® - a global brand in the meat and seafood industries, which concentrates in improving texture by adding cryoprotectant for frozen food products such as meat, shrimp, fish filets and more.

•	Rovitaris® - a brand name for plant-based meat alternatives that are virtually indistinguishable from their traditional meat counterparts.

•	Fyrol® - a brand name for a range of phosphorus-containing flame retardants targeting flexible and rigid polyurethane foam applications.

•	Merquel® - a line of inorganic brominated salts which can be used to control mercury emissions from coal power plants.

We do not believe that the loss of any single patent or trademark or group of related patents or trademarks would have a material effect on our operations or our financial results.

ICL Group Limited 207

D. TREND INFORMATION

Trend information is included throughout the other sections of “Item 5 - Financial Results and Business Overview— A. Operating Results”. In addition, the fluctuations in the operating results may continue in the upcoming quarters. Specific material drivers of these trends are identified in the discussion above with respect to the years ended December 31, 2023 and 2022. Seasonality of our business is included in “Item 4 - Information on the Company— B. Business Overview” and “Item 3 - Key Information— D. Risk Factors”.

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

ICL Group Limited 208

Item 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND OFFICERS

The following table lists the names and ages of our directors as of the publication date of this Annual Report. The mailing address of our directors is c/o ICL Group Ltd., 23 Aranha Street, Millennium Tower, Tel Aviv, 6120201, Israel.

Name	Age	Commencement date as director	Director Qualification		Financial Expertise		Membership in Board Committees
			Under the Israeli Companies Law	Under the NYSE rules	Under the Israeli Companies Law	Under the SEC rules
Yoav Doppelt (Executive Chairman of the Board)	55	December 2018 and as CoB since July 2019	(1)		-	-
Aviad Kaufman	53	March 2014	(1)		Financial Expert	-	Financing Committee (member)
Avisar Paz	67	April 2001	(1)		Financial Expert	-	Financing Committee (member)
Lior Reitblatt	66	November 2017	Independent Director	Independent Director	Financial Expert	Audit Committee Financial Expert	Audit & Accounting Committee (member) Compensation Committee (member)
Reem Aminoach	62	March 2017	(2)	Independent Director	Financial Expert	-	Climate, Sustainability & Community Committee (member)
Sagi Kabla	47	February 2016	(1)		Financial Expert	-	Financing Committee (Chair) Climate, Sustainability & Community Committee (member)
Tzipi Ozer Armon	58	January 2020	Independent Director	Independent Director	Financial Expert	-	-
Gadi Lesin	56	March 2021	Independent Director	Independent Director	Financial Expert	Audit Committee Financial Expert	Audit & Accounting Committee (member) Climate, Sustainability & Community Committee (member)
Dr. Miriam Haran	74	July 2021	External Director	Independent Director	Financial Expert	Audit Committee Financial Expert	Audit & Accounting Committee (member) Compensation Committee (Chair) Climate, Sustainability & Community Committee (Cahir)
Dafna Gruber	58	January 2022	External Director	Independent Director	Financial Expert	Audit Committee Financial Expert	Audit & Accounting Committee (Chair) Compensation Committee (member) Financing Committee (member)
Michal Silverberg	47	July 2022	(2)	Independent Director	Financial Expert	-	-
Shalom Shlomo	46	January 2024	Independent Director	Independent Director	-	-	-

ICL Group Limited 209

(1)
Messrs. Yoav Doppelt, Aviad Kaufman, Sagi Kabla and Avisar Paz are not considered independent directors under the above rules by virtue of the positions they hold, or previously held, with our controlling shareholder or in the Company.

(2)	Mr. Reem Aminoach and Ms. Michal Silverberg meet all qualifications under the Companies Law for Independent Director but were not formally classified as ones.

For further details see “Item 6 - Directors, Senior Management and Employees — C. Board Practices”.

Yoav Doppelt. Mr. Doppelt serves as the Chief Executive Officer of Israel Corp. Previously Mr. Doppelt served as the Chief Executive Officer of Kenon Holdings Ltd., a global company (NYSE: KEN), and Executive Chairman of IC Power Ltd., a power generation company, from March 2014 to September 2017. Prior thereto, Mr. Doppelt was the founder and Chief Executive Officer of the Ofer Group’s private equity fund where he was involved in numerous investments in the private equity and technology sectors. Mr. Doppelt has served as the Chief Executive Officer of XT Investments (formerly known as XT Capital and Ofer Hi-Tech) since 2001. Mr. Doppelt has actively led several public offerings of equity and debt offerings in the US and Europe, and he has extensive operational and global business experience with growth companies. Mr. Doppelt also serves as a director of AKVA Group ASA and previously served as Chairman of OPC Energy Ltd. (TASE: OPC), and as a director of Zim Integrated Shipping Services Ltd. and of Melisron Ltd. Mr. Doppelt holds a BA degree in Economics and Management from the Technion – Israel Institute of Technology, and an MBA degree from Haifa University.

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

ICL Group Limited 210

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

Tzipi Ozer-Armon. Ms. Ozer-Armon serves as the Chief Executive Officer of Lumenis Ltd. Before joining Lumenis, she headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. and served as Senior Vice President of Sales and Marketing at SanDisk. Previously, Ms. Ozer-Armon also served as VP & General Manager at MSystems. In addition to ICL, Ms. Ozer-Armon is a director at the Strauss Group Ltd., SimilarWeb and Check Point and previously served as a director at IACC and Itamar Medical. Ms. Ozer-Armon holds a BA degree, magna cum laude, in Economics, and an MBA degree in Finance and Marketing from Tel-Aviv University, and she is an AMP graduate of the Harvard Business School.

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

Dafna Gruber. Ms. Gruber currently serves as the Chief Financial Officer of Netafim Ltd., a precision irrigation solutions company. Prior to joining Netafim Ms. Gruber held Chief Financial Officer positions in various companies including Clal Industries from 2015 to 2017, Nice Systems Ltd. from 2007 to 2015, and Alvarion Ltd. from 1999 to 2007. Ms. Gruber currently serves as an external director of Cellbrite Ltd. Ms. Gruber is a certified public accountant and holds a BA degree in Accounting and Economics from Tel Aviv University.

ICL Group Limited 211

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

Shalom Shlomo. Mr. Shlomo has over twenty years of experience in various leading positions in the public and private sectors. Mr. Shlomo serves as the chairman of the Haim Avshalom Institute, since May 2023, and as a director of Ashdod Refinery Ltd., an Israeli public company, since August 2023. As part of his positions in the private sector, Mr. Shlomo provided consulting services to Israeli energy, infrastructure and telecommunications companies, among others. In addition, Mr. Shlomo served in various senior positions in the public sector, including as the Israeli Cabinet Secretary from June 2021 until January 2023. Mr. Shlomo holds an LLB degree in law from the Israeli Academic Center for Law and Business.

The following table lists the names, ages and positions of our Executive Officers (who are not directors) as of the publication date of this Annual Report. The address for sending notices is c/o ICL Group Ltd., 23 Aranha Street, Millenium Tower, Tel Aviv, 6120201, Israel.

Name	Age	Position
Raviv Zoller	59	President & Chief Executive Officer
Amir Meshulam(1)	47	Senior Vice President, Global Internal Auditor
Anantha N. Desikan	56	Executive Vice President, ICL Chief Innovation and Technology Officer
Aviram Lahav	64	Chief Financial Officer
Elad Aharonson	50	Executive Vice President, ICL Growing Solutions Division
Ilana Fahima	58	Executive Vice President, Chief People Officer
Lilach Geva-Harel	47	EVP, Chief Legal and Sustainability Officer
Meir Mergi	61	President, Potash Division
Miri Mishor	60	Executive Vice President, Global Information Technology
Noam Goldstein	63	Executive Vice President, Chief Risk Officer, Operational Excellence, Energy Activity
Philip Brown	54	President, ICL Phosphate Specialty Solutions Division
Yaniv Kabalek	49	President, ICL Industrial Products Division
Uri Perelman	43	Executive Vice President, ICL Chief Business Development Officer

(1)	See C. Board Practices – Internal Auditor.

ICL Group Limited 212

Raviv Zoller. Mr. Zoller has served as ICL's President and Chief Executive Officer since May 14, 2018. Prior to joining ICL, from 2008, Mr. Zoller served as the Chief Executive Officer of I.D.I. Insurance Company Ltd. (“Bituach Yashir”), which is listed on the TASE. In 1999, Mr. Zoller founded Ness Technologies Inc., which began trading on NASDAQ in 2004 and served as its President and Chief Executive Officer until 2007. Mr. Zoller voluntarily served from 2012 to October 2019 as Chairman of the Ethiopian National Project (ENP), a non-profit organization. From 2023, Mr. Zoller serves as the Vice Chairman of the board of the International Fertilizer Association (IFA). Mr. Zoller holds a B.A. degree in Economics and Accounting from Tel Aviv University and is a qualified certified public accountant.

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

Lilach Geva-Harel. Mrs. Geva-Harel serves as EVP, Chief Legal and Sustainability Officer since February 1, 2019. Prior to joining ICL, from 2009 Mrs. Geva-Harel served as Senior Deputy to the Chief Executive Officer and Head of Investments House's Headquarters of Psagot Investment House Ltd., as well as its General Legal Counsel. Mrs. Geva-Harel was previously a Partner in the Merger & Acquisitions Department at Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. Law Offices (GKH). Mrs. Geva-Harel served as a director at REE Automotive Ltd. (NYSE: REE) a global company. Mrs. Geva-Harel holds an LLB degree and an LLM degree, both from Bar Ilan University and is a member of the Israel Bar.

ICL Group Limited 213

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

Miri Mishor. Mrs. Mishor serves as EVP, ICL Information Technology since 2022. Mrs. Mishor joined ICL in 1986 and served in various positions, including CIO of ICL Industrial Products, VP Information Systems of ICL Fertilizers and SVP, ICL Information Technology. Mrs. Mishor holds a B.Sc. degree in Mathematics and Computer Science and a M.Sc. degree in Industrial Management from Ben Gurion University.

Noam Goldstein. Mr. Noam Goldstein serves as ICL EVP and as ICL’s Chief Risk Officer since January 2024. In this role he is also responsible for the ICL Operational Excellence and for the ICL Energy activity. Mr. Goldstein joined ICL in 1986 and served in various positions in the Potash Division, including Vice President of Business Development, CFO in Europe, Vice President of Infrastructure, Senior Vice President Operations at ICL Dead Sea, and the president of ICL´s Potash Division and until recently as ICL EVP for Operational Excellence, Innovation & Energy. Mr. Goldstein serves as the Chair of the Chemical, Pharmaceutical, and Environmental Industries Association of the Manufacturers Association of Israel. Mr. Goldstein holds a B.A. degree in Economics and Business Administration from the Hebrew University of Jerusalem and a M.A. degree in Economics from Ben Gurion University. Mr. Goldstein is also a graduate of the Heschel Sustainability Leadership Fellowship Program.

Philip Brown. Mr. Brown has served as the President of ICL’s Phosphate Specialties Solutions since May 2022 and as Head of ICL Americas HQs. Mr. Brown joined ICL in 2006 and served in various leading positions in ICL’s Phosphate Business, including SVP Sales and Marketing, SVP Global Operations, and VP Operations and Supply Chain. Prior to joining ICL, Mr. Brown gained broad chemical industry experience in two global companies: Celanese (NYSE: CE) and Monsanto Company (NYSE:MON). Mr. Brown currently also serves on the Board of Directors for the American Chemistry Council (ACC). Mr. Brown holds a BS degree and MS degree in Engineering from Texas A&M University.

Yaniv Kabalek. Mr. Kabalek has served as President of Industrial Products Division since September 2022. Since 2001, Mr. Kabalek has served in several leadership positions at ICL: as Senior VP, Flame Retardants, Business Develop. & Advocacy from 2019-2022; as Senior Vice President, ICL-IP Regional Sales China/Asia & ICL Asia HQ (located in China) from 2017-2019; as Vice President, ICL-IP Regional Sales China/Asia (located in HK) from 2014-2017; as Head of Global Marketing Bromine & Isotanks from 2012-2014, as ICL-IP Global Treasury Manager from 2007-2012; and as a financial analyst from 2001-2006. Mr. Kabalek holds a BA degree in Economics and an MA degree in Business Administration, both from Ben Gurion University.

Uri Perelman. Mr. Perelman serves as EVP, ICL Chief Business Development Officer since December 2023. Prior to joining ICL, Mr. Perelman held corporate development leadership roles at Similarweb (NYSE: SMWB) where he served as Chief Corporate Development Officer and at NICE Inc. (NASDAQ:NICE) where he was the Head of M&A, Partners, and Corporate Development. Prior to NICE, Mr. Perelman was part of the corporate development team at Orange (NYSE: ORAN) where he led the global commercial department and partnerships worldwide and before that at Everest Funds, a global hedge fund specializing in activist investing and special situations. Mr. Perelman holds an MBA and a BA from Tel Aviv University and is a graduate of Berkeley Haas Executive Management program.

ICL Group Limited 214

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

Cash Compensation and Fees: The per meeting fees vary in accordance with the qualification of the non-executive directors, depending on whether the director is qualified as an “Expert Director” under the Compensation Regulations. The fees are currently as follows:

	Expert Directors	Non-Expert Director
Fixed Annual Fee	~NIS 160,000 (approximately $44,000)
Per Meeting Fee	NIS 6,160 (approximately $1,672)	NIS 4,620 (approximately $1,254)

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

The aggregate compensation paid by us to our non-executive directors for the year ended December 31, 2023, was approximately $0.84 million. This amount includes annual and per meeting fees but does not include business travel and expenses reimbursed to directors.

ICL Group Limited 215

2023 Summary of Directors Compensation: The following table sets out the compensation earned by each individual who served as a non-executive director during the year ended December 31, 2023 (amounts exclude VAT):

Non-executive Director	Fixed Annual Fee	Aggregate Per Meeting Fees	Other *	Total
Aviad Kaufman	NIS 160,290 (~$43,509)	NIS 136,752 (~$37,120)	-	NIS 297,042 (~$80,628)
Avisar Paz	NIS 160,290 (~$43,509)	NIS 125,664 (~$34,110)	-	NIS 285,954 (~$77,619)
Dafna Gruber	NIS 160,290 (~$43,509)	NIS 166,320 (~$45,146)	-	NIS 326,610 (~$88,654)
Gadi Lesin	NIS 160,290 (~$43,509)	NIS 162,624 (~$44,142)	-	NIS 322,914 (~$87,651)
Lior Reitblatt	NIS 160,290 (~$43,509)	NIS 170,016 (~$46,149)	-	NIS 330,306 (~$89,658)
Michal Silberberg	NIS 160,290 (~$43,509)	NIS 103,488 (~$28,091)	NIS 17,177 (~$4,523)	NIS 280,955 (~$76,122)
Dr. Miriam Haran	NIS 160,290 (~$43,509)	NIS 203,280 (~$55,178)	-	NIS 363,570 (~$98,687)
Ovadia Eli**	NIS 43,231 (~$11,735)	NIS 28,644 (~$7,775)	-	NIS 71,875 (~$19,510)
Reem Aminoach	NIS 160,290 (~$43,509)	NIS 81,312 (~$22,071)	-	NIS 241,602 (~$65,580)
Sagi Kabla***	NIS 160,290 (~$43,509)	NIS 172,480 (~$46,818)	-	NIS 332,770 (~$90,326)
Tzipi Ozer-Armon	NIS 160,290 (~$43,509)	NIS 78,848 (~$21,402)	-	NIS 239,138 (~$64,911)

*     Includes business travel and expenses.
**   Mr. Eli concluded his tenure as an ICL director on May 10, 2023.
*** Mr. Kabla, Israel Corp.'s Chief Financial Officer, has requested that his director cash compensation be assigned and paid directly to Israel Corp.

Executive Chairman of the Board's Compensation: Mr. Doppelt's compensation terms as our Executive Chairman of the Board were approved by HR & Compensation Committee and Board of Directors on January 31, 2022, and February 8, 2022, respectively, and by our shareholders at the Annual General Meeting held on March 30, 2022. Mr. Doppelt's compensation terms are in effect for three years from July 1, 2022.

Mr. Doppelt’s compensation terms are as follows:

(1)	Annual cost: Annual fixed cost of employment of NIS 1.8 million (approximately $489,000).

(2)
Short-term incentive: Mr. Doppelt may be entitled to an annual cash bonus, in accordance with the Executive Chairman’s short-term incentive (“STI”) formula set forth in the Company’s Compensation Policy. Mr. Doppelt’s target STI, which is also his maximum STI payout in any given year, is NIS 1.2 million (approximately $331,000). For details regarding Mr. Doppelt’s STI formula, as well as for his 2023 STI payout, see below "Short-Term Incentive - The Annual Bonus Component".

(3)
Termination arrangement: In the event of termination of Mr. Doppelt's term of office as Executive Chairman of the Board, Mr. Doppelt is entitled to a six-month adjustment period and six-month advance notice period, during both of which he will continue to be entitled to all of his compensation terms, including STI payouts and continued vesting of his existing long-term incentive (“LTI”) plans.

ICL Group Limited 216

(4)
Long-term incentive: In addition, pursuant to the decision of the HR & Compensation Committee on January 31, 2022, the Board of Directors on February 6, 2022, and our shareholders at the annual general meeting held on March 30, 2022, Mr. Yoav Doppelt was awarded a three-year LTI award, for the years 2022-2024, in the form of non-marketable options, exercisable into 1,055,100 Ordinary Shares, at an exercise price of NIS 35.7 ($9.7) per share (or on a cashless basis based for a reduced number of shares pursuant to a customary “net exercise” formula), with a total value of NIS 9 million (approximately $2.4 million), or NIS 3 million (approximately $941,000) per vesting annum. For details regarding the Company's equity compensation plans, see Note 19 to our Audited Financial Statements.

Equity (LTI) Grant to the Executive Chairman of the Board (1):

Grant for Year	Offerree	Grant Date	Type of Equity	Dates of Governance Bodies' Approvals	Grant Value (NIS)	Amount of Options	Expiration Date
2022-2024	Mr. Yoav Doppelt, Executive Chairman of the Board	March 30, 2022	Options	HR & Comp. Committee – 31.1.22 & 6.2.22 Board – 8.2.22 Shareholders (Annual GM) – 30.3.22	9 million (3 million per annum)	1,055,100	March 30, 2027
Vesting Schedule
The options will vest in three equal tranches, upon each of the three anniversaries of the grant date. Options fully accelerate if Mr. Doppelt ceases to provide services within 12 months following a change of control (other than in the event of termination for cause).

(1)	The equity award was granted pursuant to the Company’s Equity Compensation Plan (2014), as amended in June 2016.

Other than the agreement with Mr. Doppelt in his capacity as Executive Chairman of the Board, described above, including the described acceleration of equity awards upon termination of his service under certain circumstances, we do not have any written agreements with any current director providing for benefits upon the termination of such directors' relationship with us.

Senior Management Compensation

Our Compensation Philosophy: The design and philosophy of our executive compensation program closely links financial performance and strategy execution resulting awards, supporting our efforts to attract, motivate and retain the brightest talent with skills across a diverse range of capabilities. An emphasis on long-term incentives (equity-based compensation) focuses our executives on long-term success and aligns compensation with shareholders’ interests. The compensation structure is designed to support the delivery of financial performance while demonstrating a commitment to operating safely, reliably and in a manner that is proactively consistent with our Environmental, Social and Governance (ESG) commitments. ESG performance targets are regularly included as part of the annual short term incentive plan of all executive officers, to reflect our commitment to create impactful solutions for humanity’s greatest sustainability challenges. Accordingly, for 2023, our HR & Compensation Committee and Board of Directors set annual key performance indicators (“KPIs”) for our executive management, that incorporate improvement of specific ESG targets, including: health & safety performance (IR improvement targets), environmental performance (water savings, waste reduction, greenhouse gas (“GHG”) emissions reduction targets, aimed to eventually achieve science based targets, as further detailed in “Item 4 – Information On The Company — B. Business Overview - Task Force on Climate-related Financial Disclosures (TCFD)"), suppliers sustainability performance (related to TfS/Ecovadis assessments), climate-change and climate related disclosures and rankings, diversity and gender equality improvement targets, energy efficiency, green products, product carbon footprints calculations, and more.

ICL Group Limited 217

The aggregate compensation amount incurred to all of the members of our senior management (Global Executive Committee – GEC) as of December 31, 2023, was approximately $12 million for the year 2023. This amount includes an annual provision for pension or other retirement benefits for our senior management of approximately $1 million.

In 2023, the Company adopted a Compensation Recoupment Policy as required under, and in accordance with, the requirements of Section 10D of the Securities Exchange Act of 1934, as amended, and Section 303A.14 of the NYSE Listed Company Manual. Effective as of October 2, 2023, this policy requires us to reasonably promptly recover incentive-based compensation received by executive officers in the event of certain restatements of the Company’s financial statements due to material noncompliance with any financial reporting requirement under US federal securities laws. The amount to be recovered under this policy is calculated (on a pre-tax basis) based on the excess of the amount received by the executive officer over the amount that would have been received had the amount been calculated based on the restated financial statements. A copy of this policy is attached as Exhibit 4.7 to this Annual Report on Form 20-F.

The following table and accompanying notes describe the compensation incurred for the year 2023 with respect to the five highest earning senior officers of ICL for such period.

Details of the Recipient			Payments for services
Name	Position	Scope of position	Base Salary	Compensation (1)	Bonus (STI) (2)	Equity based compensation (LTI)(3) (4)	Total
US$ thousand
Raviv Zoller (4)	President & Chief Executive Officer	100%	805	1,157	668	1,852	3,677
Yoav Doppelt (5)	Executive Chairman of the Board	Invests significant portion of his time	411	491	219	1,007	1,717
Elad Aharonson (6)	President, Growing Solutions Division	100%	402	566	223	561	1,350
Aviram Lahav (7)	Chief Financial Officer	100%	383	550	237	446	1,233
Lilach Geva-Harel (8)	EVP, Chief Legal and Sustainability Officer	100%	263	405	176	369	950

(1)
The salary items (compensation) column set out in the above table includes all of the following components: base salary, customary social benefits, customary social and related provisions, Company car and reimbursement of telephone expenses. The compensation is in accordance with the Company's Compensation Policy.

(2)
The annual bonuses (STI awards) to officer holders for 2023, including the top-five earners in 2023, were approved by our HR & Compensation Committee and Board of Directors on February 11, 2024, and February 13, 2024, respectively.

(3)
The expense for share-based payment compensation is calculated according to IFRS and is recognized in the Company’s statement of income over the vesting period of each portion. The amounts reported in this column represent the expense recorded in the Company’s financial statements for the year ended December 31, 2023, with respect to equity-based compensation granted to the senior officer. For details regarding the Company's equity compensation plans, see Note 19 to our Audited Financial Statements.

ICL Group Limited 218

Five highest earning senior officers' employment terms summary:

	Senior officer	Employment terms
(4)	Raviv Zoller
On April 18, 2023 and April 20, 2023, our HR & Compensation Committee and Board of Directors, respectively, approved an immaterial amendment to Mr. Zoller’s compensation terms, as included in his employment agreement from July, 2018 (and amended in July 2019) (“Mr. Zoller’s Employment Agreement”), exercising their authority as granted under Section 272(d) of the Companies Law, which permits a non-material amendment to an existing transaction solely with the approval of the Compensation Committee (the “Immaterial Amendment”) inasmuch that the amendment complies with the Company’s Compensation Policy. The Immaterial Amendment resulted in an increase of approximately 9.2% in Mr. Zoller's overall compensation terms, as December 31, 2023, are as follows:

•           Base salary:

-          Annual base salary of ~NIS 3.1 million (approximately $841,000), or
-          Monthly base salary of ~NIS 258,000 (approximately $70,000).

•          STI – Annual Bonus: Mr. Zoller’s STI target is ~NIS 3.4 million (approximately $937,000), as of December 31, 2023. Mr. Zoller’s maximum STI is ~NIS 4.4 million (approximately $1.2 million). For information regarding Mr. Zoller’s STI formula, performance and payout in 2023, see below “Short-Term Incentive - The Annual Bonus Component”.

•          LTI – Equity: There was no change to Mr. Zoller’s LTI component under the Immaterial Amendment. Mr. Zoller is entitled to an annual LTI (equity) grant of NIS 5.3 million (approximately $1.5 million), or any other amount per vesting annum, as determined and approved by the Company's authorized governance bodies, including by the Company's shareholders. On February 6, 2022, February 8, 2022, and March 30, 2022, our HR & Compensation Committee, Board of Directors and shareholders, respectively, approved a three-year LTI award to Mr. Raviv Zoller, for the years 2022-2024, in the form of non-marketable options, with value of NIS 5.5 million (approximately $1.5 million) per vesting annum. For details regarding Mr. Zoller's equity-based compensation grants, see Note 19 to our Audited Financial Statements;

•          Termination arrangements: there was no change to Mr. Zoller’s termination terms under the Immaterial Amendment, which remain as follows:

-          12-months advance notice period in case of termination by the Company (not for cause) or 6-months advance notice in case of resignation;
-          Additional severance equal to the last base salary multiplied by the number of years that Mr. Zoller served as ICL’s President & CEO.

•          In accordance with Mr. Zoller’s Employment Agreement, all compensation items per Mr. Zoller’s Employment Agreement, are indexed to the Israeli Consumer Price Index (CPI).

•          The Immaterial Amendment complies with all of the Company's Compensation Policy requirements.

•          All other cash and non-cash benefits payable to our senior executives pursuant to our policies in effect from time to time, including but not limited to, pension, study fund, disability insurance, Company car, gross up, etc., as well as the exemption, insurance and indemnification arrangements applying to the Company’s office holders.

ICL Group Limited 219

	Senior officer	Employment terms
(5)	Yoav Doppelt
•         For details regarding Mr. Doppelt’s compensation terms as our Executive Chairman of the Board, see above ‘Executive Chairman of the Board's Compensation’, as well as ‘Short-Term Incentive (Annual Bonus) Component‘ below.

(6)	Elad Aharonson
•           Monthly base salary: ~NIS 125,000 (approximately $34,000), as of December 31, 2023. Mr. Aharonson’s base salary may be updated twice a year according to the rise in the CPI in the months that have passed since the previous update.

•           2023 STI: Mr. Aharonson’s target STI is 75% of his annual base salary. For details regarding Mr. Aharonson’s STI performance and payout in 2023, see below “Short-Term Incentive Annual Bonus Component”.

•           LTI: The equity-based compensation amount in the above table reflects the expense that was recognized for Mr. Aharonson’s LTI in the Company’s 2023 Financial Statements.

•           Termination arrangements: Advance notice period of 6 months.

•         All other benefits customary in the Company, such as regular provisions for pension and severance, disability fund, Company car, gross up, as well as the exemption, insurance and indemnification arrangements applying to the Company’s office holders.

(7)	Aviram Lahav
On February 14 and 16, 2023, our HR and Compensation Committee and Board of Directors, respectively, approved a change to Mr. Lahav’s compensation mix, such that as of March 2023, Mr. Lahav’s compensation terms are as follows:

•          Monthly base salary: ~NIS 122,000 (approximately $33,000), as of December 31, 2023. Mr. Lahav’s base salary may be updated twice a year according to the rise in the CPI in the months that have passed since the previous update.

•           2023 STI: Mr. Lahav’s target STI is 75% of his annual base salary. For details regarding Mr. Lahav’s STI performance and payout in 2023, see below "Short-Term Incentive Annual Bonus Component".

•           LTI: The equity-based compensation amount in the above table reflects the expense that was recognized for Mr. Lahav’s LTI in the Company’s 2023 Financial Statements.

•           Termination arrangements: advance notice period of 6-months.

•         All other benefits customary in the Company, such as regular provisions for pension and severance, disability fund, Company car, gross up, as well as the exemption, insurance and indemnification arrangements applying to the Company’s office holders.

	Senior officer	Employment terms
(8)	Lilach Geva-Harel
•           Monthly base salary: ~NIS 82,000 (approximately $22,000), as of December 31, 2023. Mrs. Geva Harel’s base salary may be updated twice a year according to the rise in the CPI in the months that have passed since the previous update.

•           2023 STI: Mrs. Geva Harel’s target STI is 75% of her annual base salary. For details regarding Mrs. Geva Harel’s STI performance and payout in 2023, see below “Short-Term Incentive Annual Bonus Component”.

•           LTI: The equity-based compensation amount in the above table reflects the expense that was recognized for Mrs. Geva Harel’s LTI in the Company’s 2023 Financial Statements.

•           Termination arrangements: Advance notice period of 6 months.

•         All other benefits customary in the Company, such as regular provisions for pension and severance, disability fund, Company car, gross up, as well as the exemption, insurance and indemnification arrangements applying to the Company’s office holders.

ICL Group Limited 220

Short Term Incentive - The Annual Bonus Component

Our Annual Short Term Incentive Plan is a key element in supporting our pay-for-performance philosophy. Each Executive Officer’s annual incentive opportunity is determined by performance in certain components, with an emphasis on key operating and financial metrics, including ESG targets.

The Annual Incentive Plan for 2023 continued to include strategic metrics at both ICL and operating segment levels to measure and reward initiatives critical to the longer-term success of the organization. For most of our executive officers, other than for Mr. Zoller (our President and CEO), and Mr. Doppelt (our Executive Chairman of the Board), the incentive targets continue to be set as a percentage of salary, with actual payouts based on a performance multiplier dependent on the achievement of predetermined annual goals.

ESG performance targets are included as part of the annual short term incentive plan of all executive officers, to reflect our commitment to create impactful solutions for humanity’s greatest sustainability challenges, including: health & safety performance (IR improvement targets), environmental performance (water savings, waste reduction and GHG emissions reduction targets, aimed to eventually achieve science-based targets (SBTi)), suppliers sustainability performance (related to TfS/Ecovadis assessments), climate-change and climate related disclosures and rankings, diversity and gender equality improvement targets, energy efficiency, green products, product carbon footprints calculations, and more. On February 11, 2024 and February 13, 2024, our HR & Compensation Committee and Board of Directors, respectively, approved the annual short-term incentive awards to our office holders for 2023, including the top-five earners in 2023 among ICL’s senior officers, in accordance with the Company’s Compensation Policy, and according to the criteria set forth above.

CEO STI Formula as set forth in the Company’s Compensation Policy:

•
The target STI (“STI Target”) for the CEO represents the conceptual payout amount for 100% performance level (i.e., achieving weighted 100% of all targets) in a given year. The STI Target for the CEO shall not exceed 120% of the CEO’s annual base salary.

•
STI Threshold: If either ICL adjusted operating income and/or adjusted net income actual performance, as adjusted according to the pre-defined profit adjustments list that is listed in the Compensation Policy (the “Predefined List”), will not meet the threshold performance level (60% of budget), there will be no payout for the 80% of STI that is measured against measurable financial and measurable non-financial goals.

•
80% of the CEO's STI Target will be measured against the performance level of annual measurable financial and measurable non-financial goals determined by the HR & Compensation Committee and the Board of Directors at the beginning of each fiscal year, as detailed in the Compensation Policy, and including ESG targets, as detailed above.

•
Out of the 80% STI Target, at least 60% of the STI Target will be measured against financial goals that will be included in the annual budget. The other 20% (or less) of the STI Target will be measured against other measurable non-financial goals. The achievement level of each goal, whether measurable financial goals or measurable non-financial goals, will be measured independently of other goals, according to the rating scale set forth in the Compensation Policy, and then translated to payout factors. The measurable financial goals are calculated according to the figures from ICL's annual reports, as adjusted in accordance with the Predefined List.

ICL Group Limited 221

•
The remaining 20% of the CEO's STI Target will be measured based on a qualitative evaluation by the HR & Compensation Committee and Board of Directors after receiving a recommendation of the Executive Chairman of the Board. The maximum payout for this component cannot exceed the higher of three base monthly salaries or 25% of total actual STI payout.

•	The maximum STI payout for the CEO pursuant to the Company's Compensation Policy cannot exceed, for any given year, the lower of 130% of the CEO's STI Target for such year and $1.5 million.

•
Mr. Zoller’s STI Target after adjustment of linkage to the CPI as per Mr. Zoller’s employment agreement, is NIS 3.4 million (approximately $937,000), as of December 2023 and his maximum STI payout is NIS 4.4 million (approximately $1.2 million).

•	For details regarding Mr. Zoller’s STI performance and payout in 2023, see ‘Five-highest earners STI performance and payout in 2023' below.

Executive Chairman of the Board (CoB) STI Formula as set forth in the Company’s Compensation Policy:

•
The STI Target for the CoB represents the conceptual payout amount for 100% performance level (i.e., achieving weighted 100% of all targets) in a given year. The STI Target for the CoB shall not exceed 120% of the CoB's annual base salary.

•
STI Threshold: If either ICL’s adjusted operating income and/or adjusted net income actual performance, as adjusted according to the pre-defined profit adjustments list that is listed in the Compensation Policy (the “Predefined List”), will not meet the threshold performance level (60% of budget), there will be no payout under the CoB STI plan at all.

•
30% of the CoB's STI Target will be measured against the performance level of ICL EBITDA; 30% against the performance level of ICL Operating Income; 20% against the performance level of ICL Net Income, and 20% against the performance level of ICL’s Revenues. These goals will be taken from ICL’s budget for the relevant fiscal year, and each will be measured as adjusted according to the rating scale set forth in the Company's Compensation Policy. Such financial goals are calculated according to the figures from ICL's annual reports, as adjusted in accordance with the Predefined List.

•	Mr. Doppelt’s STI Target, which is also his maximum STI payout in any given year, is NIS 1.2 million (approximately $331,000).

•	The maximum STI payout for the CoB shall not exceed, for any given fiscal year, the lower of 150% of the CoB's STI target and $1 million.

•	For details regarding Mr. Doppelt’s STI performance and payout in 2023, see ‘Five-highest earners STI performance and payout in 2023' below.

ICL Group Limited 222

Executive Officers STI requirements as set forth in the Company’s Compensation Policy:

•
With respect to our Executive Officers, other than our CEO and CoB, the Company's Compensation Policy provides that the annual bonuses may be calculated by measurable financial metrics and/or measurable non-financial metrics, as pre-determined by our HR & Compensation Committee and Board of Directors, and/or a qualitative evaluation. The HR & Compensation Committee and Board of Directors may determine, in any given year, that the STI payout for such Executive Officers will be granted, in whole or in part, according to a qualitative evaluation of non - measurable items, subject to the maximum STI payout set forth in the Compensation Policy and described below.

•
The maximum STI payout for an Executive Officers, other than the CEO and Executive Chairman, shall not exceed, for any given fiscal year, the lower of 225% of the Executive Officer’s STI Target for such year and $1 million.

•	For details regarding the highest earners Executive Officers STI payout in 2023, see ‘Five-highest earners STI performance and payout in 2023' below.

Five-highest earners STI performance and payout in 2023(2)

Executive Office	Annual Base (1)	STI Target %	STI Target	Overall score of % target (3)	2023 STI Payout
Raviv Zoller	NIS 3.1 million (~$0.84 million)	NA(4)	NIS 3.4 million (~$0.94 million)	71.5%	NIS 2.4 million (~$0.67 million)
Yoav Doppelt	NIS 1.5 million (~$0.41 million)	NA(5)	NIS 1.2 million (~$0.33 million)	66.2%	NIS 0.8 million (~$0.22 million)
Elad Aharonson	NIS 1.5 million (~$0.41 million)	75%	NIS 1.1 million (~$0.3 million)	71.9%	NIS 0.8 million (~$0.22 million)
Aviram Lahav	NIS 1.5 million (~$0.41 million)	75%	NIS 1.1 million (~$0.3 million)	78.2%	NIS 0.9 million (~$0.24 million)
Lilach Geva Harel	NIS 1 million (~$0.27 million)	75%	NIS 0.7 million (~0.19 million)	87.2%	NIS 0.6 million (~$0.18 million)

(1)	The Annual Base amounts are as of December 31, 2023.

(2)
The adjustments to the Company’s annual net and operating income, as specified in “Item 3 – Key Information – A. Selected Financial Data", for purposes of calculating the STI Threshold (as defined above) and for purposes of calculating the measurable financials goals for the CEO and the CoB, adhere to the Predefined List outlined in the Company's Compensation Policy, excluding the adjustment pertaining to charges related to the security situation in Israel, which was not adjusted for the above purposes. Consequently, the adjusted net and operating income for the above STI purposes is lower than the adjusted net and operating income, as reported.

(3)
For all executive officers, other than Mr. Doppelt who has a different formula as set forth above, this column represents the weighted % score of the measurable financial and non-financial goals (including ESG targets) and qualitative evaluation.

(4)	Mr. Zoller's STI Target was determined in Mr. Zoller's Employment Agreement as a nominal number only (linked to the CPI).

(5)	Mr. Doppelt's STI Target (being also his maximum STI potential) per his employment agreement is set as a nominal number only of NIS 1.2 million (approximately $331,000).

ICL Group Limited 223

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

Dr. Miriam Haran and Ms. Dafna Gruber serve as “external directors” according to the Companies Law. Messrs. Lior Reitblatt, Gadi Lesin and Shalom Shlomo and Ms. Tzipi Ozer Armon qualify as independent directors, as defined in the Companies Law. Mses. Tzipi Ozer Armon, Miriam Haran, Dafna Gruber and Michal Silverberg, as well as Messrs. Reem Aminoach, Lior Reitblatt, Gadi Lesin and Shalom Shlomo qualify as independent directors under the rules applicable to US companies listed on the NYSE. Messrs. Yoav Doppelt, Aviad Kaufman, Sagi Kabla and Avisar Paz are not considered independent directors by virtue of the positions they hold, or previously held, with our controlling shareholder's group. We do not have service agreements with our current directors, excluding our Executive Chairman of the Board, Mr. Yoav Doppelt.

Board Composition

The Company's Board of Directors has adopted an outline for institutionalizing and improving the structure and composition of the Board of Directors, reflecting, among other things, the Company's ambition to maintain a diverse composition of its board of directors, which represents diverse backgrounds, expanding skillsets and experience, and encompasses a wide range of special expertise, such as high-level managerial experience in a complex organization; strong global experience; skills and experience in dealing with complex issues; experience with strategy setting; experience in managing global businesses, working with emerging markets and business development experience in high-volume businesses; experience in corporate governance, sustainability and environmental expertise, risk management and regulation, and gender diversity. The aforementioned outline also includes guiding principles for the appointment of external directors in the Company. In addition, the Company strives to have a board of directors comprised of directors with the following expertise: industry expertise; corporate governance expertise; environmental, biodiversity and climate expertise; logistics and operational expertise; safety expertise, etc. Accordingly, the Company strives to integrate within its board, directors with expertise in such areas, whether with new appointments or upon replacement of a director's vacant position.

ICL Group Limited 224

Board Effectiveness Review

Our Board of Directors is committed to continuous improvement and recognizes the fundamental role a robust Board of Directors and committee evaluation process play in ensuring that our Board of Directors maintains optimal composition and functions effectively. In the annual self-evaluation process, the members of the Board of Directors conduct a confidential oral assessment of the performance, risk oversight and composition of the Board and its committees, as relevant. As part of the evaluation process, the Board of Directors reviews the effectiveness and overall composition of the Board of Directors, including director tenure, board leadership structure, diversity and skill sets, the quality and scope of the materials distributed in advance of meetings and the board's access to Company executives and operations, to ensure the Board of Directors serves the best interests of shareholders and positions the Company for future success. After the evaluations, the board and committees, in conjunction with the corporate secretariat function, work to improve upon any issues presented during the evaluation process and to identify opportunities that may lead to further improvement. While this formal self-evaluation is conducted on an annual basis, the evaluation process is an ongoing process throughout the year. Directors continuously share their perspectives, feedback, and suggestions throughout the year, whether during the board’s executive sessions or otherwise.

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

ICL Group Limited 225

External Directors

As a public Israeli company, we are required by the Companies Law to have at least two external directors who meet certain independence criteria to ensure that they are not related to the Company or to our controlling shareholder. The definition of an “external director” or "independent director" under the Companies Law and the definition of an “independent director” under the NYSE rules are very similar, and thus, we would generally expect a director who qualifies as one to also qualify as the other. However, since the definitions provided in Israeli law and US law are not identical, it is possible for a director to qualify as one but not necessarily as the other.

An external director is required to have either financial and accounting expertise or professional qualifications, as defined in the relevant regulations promulgated under the Companies Law, and at least one of the external directors is required to have financial and accounting expertise. Our external directors, Ms. Dafna Gruber and Dr. Miriam Haran, have financial and accounting expertise as defined in such regulations. An external director is entitled to reimbursement of expenses and compensation as provided in the Compensation Regulations promulgated under the Companies Law but is otherwise prohibited from receiving any other compensation from us, directly or indirectly, during his or her term of office and for two years thereafter.

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

ICL Group Limited 226

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

Financial Experts

Our Board of Directors has resolved that at least three of its members must have financial and accounting expertise, as such term is defined in regulations promulgated under the Companies Law. Our Board of Directors has further determined, based on qualification statements delivered to the Company, that ten out of our twelve serving directors meet such financial and accounting expertise requirements. For further details, see “Item 6 - Directors, Senior Management and Employees — A. Directors and Officers.”

In addition, our Board of Directors has determined that all members of our Audit and Accounting Committee are financially literate for purposes of meeting the NYSE rules and are qualified to serve as “audit committee financial experts” as defined by SEC rules.

Alternate Directors

Our Articles of Association, consistent with Israeli law, provide that any director may appoint another person who is not a director or serving as an alternate director (or, in the case of an alternate director for a member of a committee of the Board of Directors, another director, provided the alternate director does not serve as a member of such committee) to serve as his/her alternate director, subject to the approval of the Board of Directors. A person who is not qualified to be appointed as an independent director, pursuant to the Companies Law, may not be appointed as an alternate director of an independent director qualified as such under the Companies Law. The term of an alternate director can be terminated at any time by the appointing director or the Board of Directors and automatically terminates upon the termination of the term of the appointing director. An alternate director has the same rights and responsibilities as a director, except for the right to appoint an alternate director. No alternate director was appointed during the reported period.

Our Board Committees

Our Board of Directors has established the following committees, which operate in accordance with written charters or procedures that set forth, among other things, such committee’s structure, manner of operations, qualification and membership requirements, responsibilities and authorities.

ICL Group Limited 227

Audit and Accounting Committee (Statutory Committee)

Members

Dafna Gruber (Chair)

Dr. Miriam Haran

Lior Reitblatt

Gadi Lesin

Under the Companies Law, the Audit Committee must consist of at least three directors who meet certain independence criteria and must include all of the Company’s external directors. The Chair of the Audit Committee is required to be an external director.

In addition to meeting the requirements of Israeli law, our Audit and Accounting Committee also complies with the requirements applicable to US companies that are listed on the NYSE and with SEC rules. All members of our Audit and Accounting Committee are also independent directors, as such term is defined in SEC rules and the NYSE listing requirements. Our Board of Directors has determined that all the members of the Audit and Accounting Committee are financially literate as provided in the NYSE rules.

Main Responsibilities

•	Identifying and addressing flaws in the business management of the Company.

•	Review and approve interested party transactions; determine criteria for classification and approval of interested party transactions.

•	Establishing whistleblower procedures.

•	Overseeing the Company’s internal audit system and the performance of its internal auditor.

•	Appointment, compensation, oversight and scope of work assessment of the Company’s independent accounting firm.

•	Monitoring ICL’s financial statements and the effectiveness of its internal controls.

•	Ensure the Company’s compliance with legal and regulatory requirements and adherence to corporate governance best practices.

•	Overseeing ICL’s risk management, including monitoring the activities to manage and mitigate the identified risks.

ICL Group Limited 228

Human Resources & Compensation Committee (Statutory Committee)

Members

Dr. Miriam Haran (Chair)

Dafna Gruber

Lior Reitblatt

Under the Companies Law, the Compensation Committee must consist of at least three directors who meet certain independence criteria and include all of the Company’s external directors, who are required to constitute a majority of its members. The Chair of the Compensation Committee must be an external director. The members of the Compensation Committee are remunerated for their service in accordance with the Compensation Regulations governing the compensation of external directors.

All members of our HR & Compensation Committee are also independent directors as such term is defined in the NYSE listing requirements and SEC rules.

Main Responsibilities

•	Recommending to the Board of Directors a policy governing the compensation of officers and directors based on specific criteria.

•	Recommending to the Board of Directors, from time to time, updates to such compensation policy.

•	Reviewing the implementation of such compensation policy.

•	Deciding whether to approve transactions with respect to terms of office and employment of officers and directors (which require approval by the compensation committee under the Companies Law).

•
Approving, under certain circumstances, an exemption from shareholder approval of the compensation terms of a candidate for chief executive officer (who meets certain non-affiliation criteria, in accordance with the provisions of the Companies Law).

•	Overseeing the Company’s bonus and equity plans.

•	Overseeing evaluation of top management and employees.

•	Overseeing succession planning.

ICL Group Limited 229

Climate, Sustainability & Community Relations Committee

Members

Dr. Miriam Haran (Chair, Environmental Expert)

Reem Aminoach

Sagi Kabla

Gadi Lesin

Our Climate, Sustainability and Community Relations Committee is not a statutory committee and is not authorized to exercise any power of our Board of Directors and has advisory authority only.

Main Responsibilities

•	Overseeing ICL’s climate, sustainability, safety, environment and water management related risks and opportunities, targets, policies and programs.

•	Overseeing ICL’s community outreach programs, public relations and advocacy.

•	Overseeing diversity and inclusion aspects in the Company.

Financing Committee

Members

Sagi Kabla (Chair)

Aviad Kaufman

Avisar Paz

Dafna Gruber

Our Financing Committee is not a statutory committee and is not authorized to exercise any power of our Board of Directors and has advisory authority only.

Main Responsibilities

•	Overseeing ICL’s financing and equity management and operations, including loans, equity offerings, hedging, debt and other financing vehicles.

ICL Group Limited 230

Board and Committees attendance in 2023

Organ Name	Number of Meetings in Reported Year	Average Attendance
Board of Directors	18	97%
Audit & Accounting Committee	10	100%
Human Resources & Compensation Committee	6	100%
Climate, Sustainability & Community Relations Committee	5	95%
Financing Committee	4	88%

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

As of the date of this Annual Report, our internal auditor is Mr. Amir Meshulam, a certified public accountant in Israel. Mr. Meshulam holds an LLB degree from the College of Management and is a member of the Israel Bar. Mr. Meshulam’s education, skills and experience were among the Board of Directors’ considerations in approving the appointment. Mr. Meshulam has served in this position since August 2018. Mr. Meshulam is a Company employee, and reports to the Executive Chairman of the Board of Directors.

Our internal auditor oversees the work of various internal auditors acting on his behalf throughout the organization.

Our internal auditor acts in accordance with the defined Internal Audit Charter and is obligated to comply with internal auditors' standards. Mr. Meshulam holds periodic meetings with the Audit Committee, without management present, as often as deemed necessary, and at least once a year. In addition, the Internal Auditor holds monthly meetings with our Executive Chairman of the Board and with the Chairman of the Audit Committee.

The internal audit's annual and multi-year work plans are risk-based plans. They have been designed based on a global risk assessment, and were examined against industry standards and benchmarks. The audits of all the operational sites are performed every 3 years, including examination of various risk areas, such as ethics and compliance, environmental, operational, safety and procedures. The plans are reviewed and approved by the Audit Committee and the Board of Directors. In addition, a high-level risk assessment is carried out annually and the audit plan is reassessed and approved.

ICL Group Limited 231

Insurance and indemnification

The Articles of Association of the Company and its Israeli subsidiaries include provisions that permit exemption, indemnification and insurance of the liability of officers and directors, all in accordance with the provisions of the Companies Law.

The Company, with the approval of HR & Compensation Committee, the Board of Directors and the shareholders, granted its officers and directors a letter of exemption and indemnification, and also maintains an insurance policy covering directors' and officers' liability, which is renewed annually. The directors' and officers' liability insurance and the exemption and indemnity undertaking do not apply to those cases specified in Section 263 of the Companies Law. The exemption is from liability for damages caused and/or that will be caused, by those officers and directors as a result of a breach of the duty of care to the Company. Regarding directors who are office holders of Israel Corp., who may serve from time to time, in January 2021, the shareholders approved to extend the period for exemption and indemnification entered into with such office holders, for an additional nine years, commencing November 30, 2020, provided that the exemption shall not apply to liabilities arising in connection with a transaction or resolution in which a controlling shareholder or an office holder, including an office holder who is other than the office holder party to the agreement, has a personal interest (within the meaning of the Companies Law). The amount of the indemnification payable by the Company under the letters of indemnification, in addition to amounts received from an insurance company, if any, for all of the officers and directors on an aggregate basis, for one or more of the events detailed therein, is limited to $300 million.

D&O Framework Transaction

The Company’s directors’ and officers’ liability insurance policies include a two-tier coverage for directors’ and officers’ liability, comprising of a joint primary tier with Israel Corp. and a separate tier covering the Company alone. Our directors and officers are beneficiaries of both tiers.

The Company's directors’ and officers’ liability insurance policy for 2023 was approved by the Company's authorized organs in March 2023, in accordance with the Israeli Companies Regulations (Relief in Transactions with Interested Parties), 5760-2000 (the “Relief Regulations”) and the Company’s Compensation Policy for Office Holders (the “Compensation Policy”), and was in effect until March 2024. The 2023 directors’ and officers’ liability insurance policy included a liability limit of $200 million (comprised of a limit of $40 million joint tier with Israel Corp. and additional Side A coverage (directors and officers only) of $160 million for the Company only).

In February 2024, the Company's directors’ and officers’ liability insurance policy for 2024 was approved by the Company's authorized organs, in accordance with the Relief Regulations and the Compensation Policy, effective as of March 2024. The 2024 directors’ and officers’ liability insurance policy includes a liability limit of $200 million for both tiers (comprised of a limit of $40 million joint with Israel Corp. and additional Side A coverage (directors and officers only) of $160 million for the Company only).

Other Information

We have not engaged in any arrangements with directors providing for benefits upon termination of employment, with the following exception: In the event of termination of Mr. Yoav Doppelt's term of office as Executive Chairman of the Board, he will be entitled to a six-month adjustment period and six-month advance notice period, during both of which he will continue to be entitled to all of his compensation terms, including STI payouts and continued vesting of his existing LTI plans.

ICL Group Limited 232

D. Human Capital

Human Capital

At ICL, we acknowledge that our people are fundamental to our success. We strive to create an inclusive, global company culture in which we attract, develop, and retain high performing, engaged, and diverse talent to deliver on our business strategy.

We strive to unite our employees towards the common goal of creating impactful solutions for humanity’s greatest sustainability challenges. We are committed to making a positive impact in the worlds of food, agriculture, and industrial products, and advancing humanity for a sustainable future. We do so in alignment with our three core values: Ingenuity, Care, and Leadership.

Breakdown of Employees by Segments

2023	2022	2021
Phosphate Solutions	3,970	3,961	4,608
Growing Solutions	3,630	3,792	2,406
Potash	2,092	2,120	2,498
Industrial Products	1,615	1,624	1,595
Global functions and headquarters	1,243	1,236	1,162
Sub Total	12,550	12,733	12,269
Temporary employees	800	886	964
Total employees	13,350	13,619	13,233

Geographic Breakdown of Employees

2023	2022	2021
Israel	4,548	4,534	4,462
China	1,984	1,999	1,977
Brazil	1,637	1,711	1,644
Spain	918	940	872
USA	820	830	772
UK	705	715	676
Germany	704	717	670
Netherlands	580	612	578
France	126	127	122
All other	528	548	496
Sub Total	12,550	12,733	12,269
Temporary employees	800	886	964
Total employees	13,350	13,619	13,233

As of December 31, 2023, the Company’s workforce was comprised of 13,350 employees compared to 13,619 employees as of December 31, 2022, a decrease of 269 employees, due to organizational efficiency plans that adapt resources and costs to business requirements.

As a result of these adjustments, recruitment slowed along with the rate of growth, which resulted in a moderate decrease in the number of employees in several regions around the world.

ICL Group Limited 233

Employer of Choice

At ICL, we believe that engaged and effective employees are key to our success. We strive to continue to be an Employer of Choice (EoC) and a favorable place to work in every region in which we operate. Towards this goal, we conduct an annual survey to assess our strengths and areas of opportunity, we measure our progress, and define concrete action plans to strengthen our position as an EoC. The surveys consistently show that our employees are proud to work at ICL, are engaged and motivated, and would recommend ICL as a good place to work. Our overall average engagement and enablement scores are above high performing as well as manufacturing and hi-tech norms. In 2023 ICL continued to receive global acknowledgement that ICL is a great place to work.

Talent Management

We believe in empowering employees to grow and develop. Our approach to career development is personalized – it includes ongoing dialogue regarding performance, understanding career aspirations, access to an advanced digital learning experience platform, an internal portal to explore job opportunities, and more. With a skills-based approach to development, employees are empowered to build a well-rounded skill set that will contribute to their overall professional growth and success, not just for a specific role. We encourage employees to further develop themselves and achieve their career aspirations, which, in turn, drives our overall success.

Leadership

In an era defined by disruption and rapid change, effective leadership has become crucial. We have embarked on a leadership development journey with the goal of creating a culture of leadership for all.

In 2023 we invested in the leadership development of one of the most critical layers of the organization – middle management – through our Rise program. The purpose of the program is to enhance the leadership capabilities and mindset of middle managers through a global development experience aligned with ICL’s leadership model to strengthen middle management’s sustainable impact in an increasingly disruptive world.

Learning

We believe in encouraging and enabling continuous, lifelong learning, and empowering individuals through self-directed, personalized learning.

ICL offers a wide range of learning programs both online and in-person, to meet the diverse needs of our employees. ICL has implemented Degreed, a digital learning experience platform, that is called internally WeGrow@ICL. The digital platform includes open source, curated learning content that is powered by artificial intelligence and aims to support continuous learning and skill development.

ICL encourages employees to leverage WeGrow@ICL to be curious, discover, and share learnings. We have various professional academies such as Agronomy, Innovation, Operational Excellence, Sales, Human and Organizational Performance (HOP) and more. In addition, the skills profile feature provides real-time insights about our workforce including role-based skills, personal skills, and company-wide skills.

ICL Group Limited 234

Partnership

In an increasingly dynamic and disruptive world, operating in silos has become a liability. The next frontier of value creation for businesses is partnership. The year 2023 was the year of Partnership at ICL. Our annual themes are a way for us to strengthen a specific capability and embed that capability more fully the Company's culture and day-to-day operations. Partnership is deeply rooted in our core values and key to our ability to amplify our impact globally.

Employee Experience & Wellbeing

In today's business environment, characterized by accelerating turbulence and disruption, employee experience and wellbeing have become more important than ever. Our goal is to create a positive, meaningful, healthy, and productive environment for employees throughout their tenure with the organization.

In 2023, we established an Employee Experience Center of Excellence to enable us to design positive experiences at pivotal, key moments that matter to employees. The results of our Employer of Choice survey provide us with valuable information regarding employee engagement and enablement that will help us improve the overall employee experience. In addition, we are evaluating the integration of Artificial Intelligence technologies (AI) into our people practices simplifying processes, automate workflows, innovate, and improve the overall employee experience.

Promoting Diversity, Inclusion & Belonging (DIB)

At ICL, Diversity means understanding, accepting, and valuing differences between people, including those of different races, nationalities, religions, gender, ages, disabilities, sexual orientations, and ethnicities, and those with differences in education, personalities, life experiences and knowledge base. Inclusion means welcoming and embracing colleagues who look, act, and think differently. It means a collaborative, supportive and respectful environment that increases the participation and contribution of all employees. Inclusion is ICL’s attempt to welcome and acknowledge what makes each of its employees unique. We view Belonging as a human need. At ICL, we understand that we are compelled to belong and that we are compelled to belong in our own unique way.

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

As an integral part of ICL’s journey toward becoming an Employer of Choice, the Company is deeply committed to fostering a more diverse, inclusive, and attentive organizational culture. In pursuit of this goal, a Global ICL Diversity, Inclusion, and Belonging (DIB) Officer was appointed in 2020. This role carries the responsibility of fortifying the Company's foundation by cultivating a DIB culture and enhancing ICL’s DIB measures.

ICL Group Limited 235

The Diversity, Inclusion and Belonging at ICL consists of 5 pillars strategy:

Pillar 1: Take a Stand

Executives play a critical role in supporting DIB in the workplace, making this pillar a fundamental part of our strategy. Senior leadership is responsible for setting the tone and direction of Company culture, policies, and practices, and can make or break the success of DIB at an organizational level. ICL’s senior leadership are excited about and supportive of our DIB initiatives and demonstrate their contribution and personal commitment. With our executives leading by example, they send the message that DIB work is valued, critical, and essential for our success.

Pillar 2: Hold up a Mirror

Without transparency commitment is nothing more than words. When an organization publicly reports its diversity and inclusion metrics, it becomes more accountable to its employees, customers, and other stakeholders. This transparency can encourage an organization to take concrete actions to improve its DIB efforts. Data-driven decision-making is essential for effective DIB strategies. By having accurate statistics, ICL can make informed decisions about where to allocate resources, which programs to implement, and how to address specific challenges faced by underrepresented groups.

•	Bloomberg’s Gender-Equality Index

Since 2019, ICL has been steadfast in its commitment to gender equality, actively participating in Bloomberg’s Gender Reporting Framework (“GEI framework”). This global standard assesses our progress in achieving equal gender representation across organizational levels, commitment to gender equality goals, and the implementation of policies to alleviate familial stresses' impact on the workplace The framework also evaluates our efforts in making a positive impact on women beyond the employee base. Emphasizing transparency, we showcase the requested data openly, demonstrating our dedication to accountability and improvement. This commitment reflects our ongoing endeavor to create a workplace where gender equality is not just an aspiration but a tangible reality.

•	United Nations Global Compact

In line with the multi-year strategy of the UN Global Compact, ICL actively champions business awareness and action, aligning with the Sustainable Development Goals (SDG`s) by 2030. The SDG`s provide a powerful aspiration for global improvement – illustrating the direction we collectively aim to move towards, and the steps needed to reach our goals. As of 2021, ICL proudly holds the status of an official business participant of the UN Global Compact and is publicly committed to supporting its principles.

ICL Group Limited 236

ICL's dedication extends beyond rhetoric; we are committed to actively practicing responsible business methods. By combining these principles with collaboration and innovation, ICL is determined to be a catalyst for impactful change in markets and societies. This commitment solidifies the understanding that at ICL principles and profit coexist harmoniously, contributing to a sustainable and inclusive future for all.

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

ICL’s CEO and President signed the WEP in 2021. By joining the WEPs community, the CEO signals a commitment to this agenda at the highest levels of the Company and to work collaboratively in multi-stakeholder networks to foster business practices that empower females. These include equal pay for work of equal value, gender-responsive supply chain practices and zero tolerance against sexual harassment in the workplace.

Furthermore, ICL has committed to:

•	Employing 20% females in its overall workforce (in 2023, the percentage was 20%).

•	25% females in senior leadership (T100) by the end of 2024 (in 2023, the percentage was 25%).

•	25% females on ICL’s Board of Directors by 2024 (in 2023, the percentage was 36%).

In accordance with ICL’s ESG strategy and to reflect our commitment, ESG performance targets, including diversity and gender equality improvement, have been integrated into the incentive plan for all executive officers. The enhancement of diversity and gender equality is also incorporated into ICL’s senior management compensation policy, aligning with the Company's commitment to fostering an inclusive workplace.

As part of a $250 million Sustainability-Linked Loan (SLL) obtained in 2021, ICL included a target of women representing 25% of senior management by 2024. Subsequently, a $1.55B Sustainability-Linked Revolving Credit Facility (Sustainability-Linked RCF) in 2023 reinforced these goals, emphasizing female representation in ICL senior management through aligned KPIs.

ICL Group Limited 237

See below females in senior leadership (T100)

ICL Group Limited 238

Pillar 3: Understanding by Learning

Learning about diversity and inclusion helps individuals develop a deeper awareness and understanding of the various dimensions of diversity, including race, gender, ethnicity, sexual orientation, age, abilities, and more. This knowledge fosters empathy and reduces unconscious biases. Furthermore, learning about Diversity and Inclusion is essential for promoting an inclusive culture, mitigating biases, enhancing communication and collaboration, complying with legal standards, fostering innovation, understanding diverse markets, and developing effective leaders in an increasingly diverse and interconnected world.

Pillar 4: Support from Within

Employee Resource Groups (ERGs) are important components of a comprehensive Diversity and Inclusion strategy. They create a sense of community, provide visibility and support for underrepresented groups, offer professional development opportunities, and contribute to a more inclusive and vibrant organizational culture.

Through the RFGs we build a sense of community and belonging for employees by connecting people socially and professionally and encouraging interaction between employees. Their voice is strong, and the ERGs can address issues within the Company that improve the engagement and sense of belonging of many.

Pillar 5: Celebrating our Differences Globally and Locally

Celebrating successes is a way to recognize and appreciate the efforts and achievements of individuals and teams who have contributed to the organization's DIB goals. Acknowledging their hard work fosters a sense of value and pride. Recognizing and celebrating D&I successes can boost the motivation and morale of employees. It provides positive reinforcement, reinforcing the idea that the organization values diversity and is committed to creating an inclusive workplace. In summary, celebrating Diversity and Inclusion events and successes is crucial for reinforcing values, motivating employees, inspiring others, building a positive organizational culture, and signaling the organization's commitment to creating an inclusive and diverse workplace where employees can truly feel as if they belong.

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

ICL Group Limited 239

Item 7 – MAJOR SHAREHOLDERS AND RELATED (AND INTERESTED) PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table presents, as of March 6, 2024 (unless otherwise noted below), the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares and each of our directors and executive officers. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

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

ICL Group Limited 240

Shareholders	Ordinary Shares Beneficially Owned(1)		Special State Share
	Number	%	Number	%
Israel Corporation Ltd.(2)	567,012,091	43.98%**	-	-
State of Israel (3)	-	-	1	100%
Migdal Insurance & Financial Holdings Ltd. (4)	78,690,320	6.10%	-	-
Harel Insurance Investments & Financial Services Ltd. (5)	70,590,979	5.47%	-	-
Altshuler Shaham Ltd. (6)	64,691,143	5.01%	-	-
The Phoenix Holdings Ltd. (7)	64,690,757	5.01%	-	-
Yoav Doppelt (8)	802,998	*	-	-
Avisar Paz (9)	25,389	*	-	-
Aviad Kaufman	-	*	-	-
Sagi Kabla	-	*	-	-
Lior Reitblatt (10)	62,092	*	-	-
Reem Aminoach (11)	62,092	*	-	-
Tzipi Ozer Armon (12)	24,331	*	-	-
Gadi Lesin	-	*	-	-
Miriam Haran (13)	53,289	*	-	-
Dafna Gruber	-	*	-	-
Michal Silverberg	-	*	-	-
Shalom Shlomo	-	*	-	-
Raviv Zoller (14)	1,469,828	*	-	-
Aviram Lahav (15)	523,279	*	-	-
Lilach Geva Harel (16)	432,787	*	-	-
Ilana Fahima (17)	432,787	*	-	-
Anantha Desikan (18)	549,718	*	-	-
Noam Goldstein (19)	309,935	*	-	-
Amir Meshulam (20)	137,705	*	-	-
Miri Mishor (21)	351,872	*	-	-
Elad Aharonson (22)	645,177	*	-	-
Meir Mergi (23)	442,252	*	-	-
Yaniv Kabalek (24)	116,310	*	-	-
Philip Brown (25)	400,879	*	-	-
Uri Perelman	-	*	-	-

* Less than 1%

** For further information, please see section (2) below.

(1)
The percentages shown are based on 1,289,564,573 ordinary shares issued and outstanding as of March 6, 2024 (after excluding shares held by us or our subsidiaries). In accordance with SEC rules, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to options that are exercisable within 60 days of March 6, 2024. Shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not considered outstanding for computing the percentage of any other person.

ICL Group Limited 241

(2)
Israel Corp. is a public company listed for trading on the Tel Aviv Stock Exchange (TASE). Based on the information provided by Israel Corp., Millenium Investments Elad Ltd. (“Millenium”) and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp., for purposes of the Israeli Securities Law (each of Millenium and Mr. Idan Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director of Millenium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millenium, as stated below). As of December 31, 2023, Millenium holds approximately 44.71% of the issued share capital (and 45.14% of the voting rights) in Israel Corp., which holds as of December 31, 2023 approximately 43.98% of the voting rights and approximately 43.15% of the issued share capital, of the Company.

To the best of Israel Corp.’s knowledge, Millenium is held by Mashat (Investments) Ltd. (“Mashat”) and by XT Investments Ltd. (“XT Investments”), with 84.73% and 15.27% holdings in its issued share capital, respectively. Mashat is wholly owned by Ansonia Holdings Singapore B.V. (“Ansonia”) which is incorporated in the Netherlands. Ansonia is a wholly owned subsidiary of Jelany Corporation N.V. (registered in Curaçao), which is wholly owned subsidiary of the Liberian company, Court Investments Ltd. (“Court”). Court is wholly owned by a discretionary trust, in which Mr. Idan Ofer is the beneficiary. XT Investments is wholly owned by XT Holdings Ltd. (“XT Holdings”). To the best of Israel Corp.’s knowledge, ordinary shares of XT Holdings are held in equal shares by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and by Lynav Holdings Ltd. ("Lynav"), which is controlled by a discretionary trust in which Mr. Idan Ofer is the beneficiary. Mr. Ehud Angel holds, among other things, a special share that grants him, inter alia, under certain limitations and for certain issues, an additional vote on the Board of Directors of XT Holdings. As of December 31, 2023, Lynav also holds directly 1.26% of the issued share capital (and 1.27% of the voting rights) of Israel Corp. In addition, Kirby Enterprises Inc., which is to the best of Israel Corp.’s knowledge, indirectly held by the same trust that holds Mashat, in which, as stated, Mr. Idan Ofer is the beneficiary, holds approximately 0.75% of the issued share capital and voting rights of Israel Corp. Furthermore, Mr. Idan Ofer holds directly approximately 3.93% of the issued share capital of Israel Corp (and approximately 3.97% of the voting rights).

Even though Israel Corp. holds less than 50% of the Company’s ordinary shares, it still has decisive influence at the general meetings of the Company’s shareholders and, effectively, it has the power to appoint directors (other than the external directors) and to exert significant influence with respect to the composition of the Company’s Board of Directors

As of December 31, 2023, approximately 73 million ordinary shares have been pledged by Israel Corp. to secure certain liabilities, almost entirely comprised of margin loans with an aggregate outstanding principal amount of $150 million.

(3)
For a description of the different voting rights held by the holder of the Special State Share, see “Item 10 - Additional Information— B. Memorandum, Articles of Association and Special State Share — The Special State Share.”

(4)
Based solely upon and qualified in its entirety with reference to a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. (“Migdal”) with the SEC on January 31, 2024. According to the Schedule 13G, of the 78,690,320 Ordinary Shares reported as beneficially owned by Migdal (i) 78,690,320 Ordinary Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Migdal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 7,229,615 Ordinary Shares are held by companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions, and (iii) 0 are beneficially held for their own account (Nostro account).

ICL Group Limited 242

(5)
Based solely upon and qualified in its entirety with reference to a Schedule 13G/A filed by Harel Insurance Investments & Financial Services Ltd. (“Harel”), with the SEC on January 30, 2024. According to the Schedule 13G/A, of the 70,590,979 Ordinary Shares reported as beneficially owned by Harel (i) 67,917,056 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 1,962,970 Ordinary Shares are held by third-party client accounts managed by a subsidiary of Harel as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 710,953 Ordinary Shares are beneficially held for its own account.

(6)
Based solely upon and qualified in its entirety with reference to a Schedule 13G filed by Altshuler Shaham Ltd. (“Altshuler”), with the SEC on January 17, 2023. According to the Schedule 13G, of the 64,691,143 Ordinary Shares reported as beneficially owned by Altshuler (i) 61,312,442 Ordinary Shares are held by provident and pension funds managed by Altshuler Shaham Provident & Pension Funds Ltd., a majority-owned subsidiary of Altshuler, (ii) 3,378,701 Ordinary Shares are held by mutual funds managed by Altshuler Shaham Mutual Funds Management Ltd., a wholly-owned subsidiary of Altshuler; and (iii) 263,100 Ordinary Shares are held by hedge funds managed by Altshuler Shaham Owl, Limited Partnership, an affiliate of Altshuler-Shaham. Mr. Gilad Altshuler may be deemed to possess shared investment authority with respect to all of the foregoing Ordinary Shares due to his indirect 44.81% interest in Altshuler-Shaham, as well as his serving in various investment management capacities for Altshuler-Shaham and its subsidiaries and affiliates. The foregoing provident and pension funds, mutual funds and hedge funds, are managed for the benefit of public investors and not for the economic benefit of the foregoing reporting persons. Each of the foregoing reporting persons lack authority with respect to the voting of all of such Ordinary Shares.

(7)
Based solely upon and qualified in its entirety with reference to a Schedule 13G/A filed by The Phoenix Holdings Ltd. (“Phoenix”), with the SEC on December 28, 2023. According to the Schedule 13G/A, the 64,690,757 Ordinary Shares reported therein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix (the “Phoenix Subsidiaries”). The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

(8)	Includes 15,381 ordinary shares and 787,617 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(9)	Includes 25,389 ordinary shares.

(10)	Includes 62,092 ordinary shares.

ICL Group Limited 243

(11)	Includes 62,092 ordinary shares.

(12)	Includes 24,331 ordinary shares.

(13)	Includes 53,289 ordinary shares.

(14)	Includes 469,828 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(15)	Includes 523,279 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(16)	Includes 432,787 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(17)	Includes 432,787 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(18)	Includes 549,718 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(19)	Includes 309,935 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(20)	Includes 137,705 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(21)	Includes 41,937 ordinary shares and 309,935 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(22)	Includes 645,177 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(23)	Includes 48,809 ordinary shares and 393,443 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(24)	Includes 116,310 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(25)	Includes 400,879 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

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

ICL Group Limited 244

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

The Companies Law prohibits any director who has a personal interest in an extraordinary transaction from being present at the discussion and voting on such transaction in the Audit Committee or Board of Directors. Notwithstanding, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the members of the Audit Committee or Board of Directors (as the case may be) have a personal interest in the approval of such transaction. If a majority of the members of the Board of Directors have a personal interest in the transaction, such transaction also requires shareholder approval.

For further details regarding related party transactions that were approved in the reporting period, see Note 23 our Audited Financial Statements.

ICL Group Limited 245

Approval of Directors and Officer Compensation

Under the Companies Law, we are required to approve, at least once every three years, a compensation policy with respect to the terms of engagement of our directors and officers. The compensation policy requires the approval of the board of directors, following recommendation by the company’s compensation committee, and thereafter by the company’s shareholders. The shareholder approval must be obtained by a simple majority of all votes cast, provided that (i) such majority includes a simple majority of the votes cast by non‑controlling shareholders and shareholders having no personal interest in the matter (excluding abstentions) or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against the proposal does not exceed 2% of the total voting rights in the company, which is referred to as the “Special Majority for Compensation.” The Company’s current Compensation Policy was approved by the shareholders (by the Special Majority for Compensation) on March 30, 2022, following the recommendation of our HR & Compensation Committee and approval by our Board of Directors, and is in effect for a period of three years.

In general, the compensation terms of directors, the Chief Executive Officer and any employee or service provider who is considered a controlling shareholder or a relative of a controlling shareholder, directly or indirectly (including through a company controlled by a controlling shareholder), must be approved separately by the HR & Compensation Committee, the Board of Directors and the shareholders (in the case of the Chief Executive Officer by the Special Majority for Compensation, and in the case of a controlling shareholder or relative thereof or company controlled by a controlling shareholder, by the Special Majority, unless a relief exists pursuant to the Companies Law or Israeli relief regulations concerning related parties transactions). Generally, shareholder approval is not required for director compensation payable in cash up to the maximum amounts set forth in the Compensation Regulations governing the compensation of external directors. Generally, the compensation terms of officers (who are not directors) who report directly to the Chief Executive Officer require the approval of the HR & Compensation Committee and the Board of Directors, provided that the HR & Compensation Committee may approve an amendment to an existing arrangement of such an officer if it determines that the amendment is not material compared to the existing terms of compensation.

For further details regarding the compensation of ICL officers and directors, see Item 6.B. (Compensation).

Related (and Interested) Party Transactions

Registration Rights Agreement

We entered into a registration rights agreement with Israel Corp. on September 12, 2014. We obtained shareholder approval of our entry into this agreement on May 8, 2014. This agreement provides for customary demand, piggyback and shelf registration rights and provides that we will perform various actions and comply with various requirements to facilitate and promote such registrations, as well as cover certain expenses of Israel Corp. in connection with any such registration. This agreement will expire upon the earlier of either September 12, 2024, or when Israel Corp. ceases to be an affiliate of the Company.

Controlling Shareholder

As of December 31, 2023, Israel Corp. holds approximately 43.15% of our outstanding ordinary shares and approximately 43.97% of the voting rights of our shareholders.

ICL Group Limited 246

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

Joint Insurance

For information regarding the Company's engagement in a directors’ and officers’ liability insurance policy, including with respect to the joint primary tier with Israel Corp., see "Item 6 – Directors, Senior Management and Employees – C. Board Practices – Insurance and Indemnification".

Management Fees to Controlling Shareholder

As of July 2022, we do not pay management fees to our parent company, Israel Corp., and had terminated the management fees agreement that had existed between the parties. Instead, we pay director cash compensation to our directors who are officers of Israel Corp. (other than Mr. Yoav Doppelt), namely Mr. Aviad Kaufman and Mr. Sagi Kabla, and have entered into a separate compensation arrangement with our executive chairman of the board, Mr. Yoav Doppelt. For further details see “Item 6 - Directors, Senior Management and Employees —B. – Compensation.”

Relationships with Other Companies

Gas Purchase Agreement: For details regarding the gas purchase agreement with Energean PLC, see Note 18 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors". The negotiations in connection with the Energean Gas Purchase Agreement were conducted by ICL, jointly with two other Israeli companies affiliated, at that time, with our controlling shareholder Israel Corp.: Oil Refineries Ltd. (“ORL”), an Israeli company public traded on the TASE and controlled by Israel Corp., and OPC Energy Ltd., The negotiations led to separate final agreements between Energean and each company. Due to the joint negotiations, the Energean Gas Purchase Agreement was approved by our shareholders on February 22, 2018, as an "extraordinary transaction" (as such term is defined in the Israeli Companies Law), in which our controlling shareholder had a personal interest, by the Special Majority, in accordance with the Israeli Companies Law (as described in ”Item 7 - Major Shareholders and Related (and Interested) Party Transactions – B. Related (and Interested) Party Transactions – Approval of Related (and Interested) Party Transactions”). As of December 31, 2023, ORL is no longer affiliated with our controlling shareholder.

ICL Group Limited 247

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

The table below sets forth certain income statement information with respect to balances of our related party transactions:

For the year ended December 31
2023	2022	2021
$ millions	$ millions	$ millions
Sales	1	7	7
Cost of sales	1	13	6
Selling, transport and marketing expenses	6	15	13
Financing income, net	(1)	-	(2)
General and administrative expenses	1	1	1
Management fees to the parent company	-	1	1

The table below sets forth certain balance sheet information with respect to balances of our related party transactions:

As of December 31
2023	2022
$ millions	$ millions
Other current assets	19	34
Other current liabilities	1	2

For further information regarding our related party transactions, see Note 23 to our Audited Financial Statements.

Option Plans

For a description of the Option Plans see “Item 6 - Directors, Senior Management and Employees—E. Share Ownership” and Note 16 to our Audited Financial Statements.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ICL Group Limited 248

Item 8 – FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Fixed operating costs for the years ended December 31, 2023, 2022 and 2021 amounted to approximately $2,010 million, $2,687 million and $2,465 million, respectively. The variable operating costs for the years ended December 31, 2023, 2022 and 2021 amounted to approximately $4,386 million, $3,812 million and $3,279 million, respectively. See “Item 18 - Financial Statements”.

Business Concentration Law

On December 11, 2013, the Law for Promotion of Competition and Reduction of Concentration, 5774-2013 (the “Concentration Law"), was enacted, which includes, among other things, provisions requiring regulators to take into account considerations of business concentration in the overall economy prior to granting rights in areas defined as “essential infrastructure” in Israel to entities defined as “high‑concentration” entities. The Concentration Law sets forth a list of "rights", including authorization, license, concession, permit and a contract, in areas classified as “essential infrastructure”, including areas in which we are engaged, such as quarrying, petroleum refinement, etc. The list of high‑concentration entities was published in accordance with the criteria provided in the Concentration Law, and ICL and its main subsidiaries in Israel are included therein, as aforesaid. In our estimation, inclusion of the Company and its main subsidiaries in Israel in the list of high‑concentration entities is not expected to have a significant adverse effect on us and our financial results. However, in light of the frequent changes in the regulatory environment in Israel and the existing uncertainty regarding the manner of granting rights in natural resources in a manner other than that provided in current legal provisions, among other things in relation to the manner of granting a concession for minerals extraction from the Dead Sea in 2030, as well as in relation to the granting of phosphate mining licenses, under the provisions of the Israel Mining Ordinance, it is possible that our estimation will prove to be inaccurate.

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

ICL and some of its subsidiaries have been declared a monopoly in Israel in the following areas: potash, phosphoric acid, sulphuric acid, ammonia, chemical fertilizers, phosphate fertilizers, phosphates, bromine and bromine compounds. Due to their having been declared monopolies, ICL and its subsidiaries, with respect to their activities in the aforesaid areas, are subject to limitations set forth in Chapter 4 of Israel's Economic Competition Law, 1988 (formerly, Restrictive Business Practices Law, 1988), most significantly its prohibition on monopolies abusing their positions as monopolies. In 2023 and 2022 approximately 4% and 3%, respectively, of our revenue derived from Israeli sales and, therefore, in our estimation, and without derogating from the legal implications of the above-mentioned declaration, overall, the said declaration does not have a material impact on us. We also have an internal antitrust compliance program in place.

ICL Group Limited 249

Legal Proceedings

Tax Proceedings

For information regarding our tax proceedings, see Note 15 to our Audited Financial Statements.

Derivative Actions

A.
On January 10, 2018, a motion for certification of a derivative action was filed by a shareholder of Oil Refineries Ltd. (“Bazan”) with the Tel Aviv-Yafo District Court, against former and current board members of Bazan, OPC Energy Ltd. OPC Rotem Ltd., OPC Hadera Ltd. and the Company, (hereinafter, jointly: the “Additional Companies”), and against Israel Corp., Mr. Idan Ofer and Mr. Ehud Angel (the “Application”).

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

The applicant argues that Bazan should have certified the Tamar Transaction as a "controlling shareholder" transaction and that the Company and OPC benefited from Bazan's economic advantages in the Energean Transaction and thus must compensate it. On August 7, 2018, all the defendants filed their responses with the court. On April 15, 2019, the applicant's response was filed. A preliminary hearing was convened on September 15, 2019, and evidentiary hearings convened on July 5, 2020, November 25, 2020, June 13, 2021, June 21, 2021, July 7, 2021, and December 9, 2021.

Following the submission of the closing arguments by the applicant and the Company, on November 14, 2023, the court dismissed the derivative motion.

B.
In July 2023, the Company was served with a motion for discovery of documents, filed with the Tel Aviv District Court, by a shareholder of the Company (hereinafter – the Applicant), as a preliminary proceeding in preparation for a possible filing of derivative action against officers of the Company who, according to the Applicant, allegedly caused damages to the Company in the minimum amount of about $202 million plus linkage and interest, as a result of the decision to purchase Allana Potash in Ethiopia.

Considering the preliminary stage of the proceeding, it is difficult to estimate its outcome. In any event, no material impact is expected on the Company's financial results.

ICL Group Limited 250

C.
In October 2023, the Company was served with a motion for discovery of documents, filed with the Tel Aviv District Court, by a shareholder of the Company (hereinafter – the Applicant), as a preliminary proceeding in preparation for a possible filing of a derivative action against officers of the Company and/or Rotem Amfert Ltd., an Israeli subsidiary of the Company (hereinafter – Rotem), who, according to the Applicant, allegedly caused damages to the Company, as a result of Rotem’s actions and/or omissions as detailed in a class action which was filed against Rotem in 2018, regarding pollution of the “Judea group – Zafit formation” groundwater aquifer and the Ein Bokek spring with industrial wastewater. For further information see Note 18 to our Audited Financial Statements.

Considering the early stage of the proceeding, it is difficult to estimate its outcome. In any event, no material impact is expected on the Company's financial results.

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

As part of the Decision, reference was made to the establishment of an inter-ministerial team to conduct negotiations with companies operating in the Bay, including ICL’s subsidiary, Fertilizers and Chemicals Ltd. (F&C), with the aim of reaching an understanding to end petrochemical and chemical industrial activity in the Bay, while maintaining energy security and a regular fuel supply to the economy. The Decision further states that the demolition of the facilities and infrastructure, as well as the restoration of contaminated land, will be performed in accordance with guidelines established by the Israeli Ministry of Environmental Protection and subject to prior coordination with the negotiation team, and that this does not detract from the responsibility of the parties that operated these sites, among other things, in accordance with environmental protection laws and the "polluter pays" principle. In accordance with the Decision, a negotiation team was tasked to work with the Company to reach an agreement for evacuation of its facility by the end of 2025. These timelines were not discussed or agreed upon with the Company. In response, ICL contacted the negotiation team contending that since actual negotiations have not yet begun and the evacuation of a factory this size, is very complex involving varied significant consequences, completing the evacuation by the end of 2025 is neither applicable nor realistic.

In 2022, as part of the Company's preparation for the government's Decision, the Company performed valuations to F&C’s assets, by an independent appraiser, according to which the value of the attached properties is approximately $270 million according to the Fair Value method, or approximately $514 million according to the Replacement Cost method (RCN). In addition, the fair value of the land is approximately $298 million, not including restoration costs.

As of December 31, 2023, F&C’s depreciated cost of fixed assets (which includes attached assets and land) totaled $27 million.

On December 11, 2023, the Ministers of the Interior, Construction, and Housing approved the National Outline Plan (NOP) 75 ("Gate of the Bay") concerning the development of Haifa Bay.

Considering the preliminary stage of the process, the Company is unable to assess the manner in which the aforementioned Decision will be implemented, its feasibility and its consequences, including the expected level of compensation and the required restoration costs.

ICL Group Limited 251

For information regarding significant claims and legal proceeding, which are pending against the Group, see Note 18 to our Audited Financial Statements.

Dividend policy

On February 12, 2020, our Board of Directors resolved to extend the Company's existing dividend policy until further notice, such that our dividend distribution rate shall continue to constitute up to 50% of the Company's adjusted annual net profit. According to the extended policy, dividends will be distributed at a payout ratio of up to 50% of annual adjusted net income, as expected at the date of the decision regarding the distribution, and subject to applicable law. In addition, dividends will be paid in as much as declared by our Board of Directors and may be discontinued at any time. Such changes could include either a reduction in the amount of the targeted dividend, or modification of the calculation formula.

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

Distributable profits as of December 31, 2023, amounted to $5,323 million. The terms of certain of our existing liabilities require us to maintain a minimum level of the Company’s equity, which could restrict our ability to pay dividends in the future. See Note 13 to our Audited Financial Statements for further information regarding covenants in our loan agreements and their impact on our ability to pay dividends. In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits and only if there is no reasonable concern that such distribution will prevent us from meeting our existing and future obligations when they become due. Generally, dividends paid by an Israeli company are subject to an Israeli withholding tax. For a discussion of certain tax considerations affecting dividend payments, see “Item 10 - Additional Information— E. Taxation” and Note 15 to our Audited Financial Reports.

B. SIGNIFICANT CHANGES

To the best of our knowledge, no significant changes have occurred since the date of our consolidated financial statements, other than as disclosed in this Annual Report.

ICL Group Limited 252

Item 9 – THE OFFER AND LISTING

A.OFFER AND LISTING DETAILS

Our ordinary shares have been listed on the TASE since 1992. Our ordinary shares commenced trading on the NYSE in September 2014. Our trading symbol on NYSE and on the TASE is "ICL".

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

See "Listing Details" above.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ICL Group Limited 253

Item 10 – ADDITIONAL INFORMATION

A. SHARE CAPITAL

As of December 31, 2023, our authorized share capital consisted of 1,484,999,999 ordinary shares, par value NIS 1 per share, of which 1,314,025,336 ordinary shares were issued and outstanding (including shares held by us or our subsidiaries), and 1 Special State Share, par value NIS 1 per share, issued and outstanding. All of our outstanding shares have been lawfully issued and are fully paid. As of December 31, 2023, 24,589,836 ordinary shares were held by us or our subsidiaries. Shares acquired by our subsidiaries prior to February 2000 have both economic rights and voting rights. However, in accordance with Israeli law, ordinary shares issued to our subsidiaries or purchased by our subsidiaries after February 2000 have economic rights but not voting rights. Shares held by us have no economic rights or voting rights. Therefore, out of the ordinary shares held by us or our subsidiaries as of December 31, 2023, 24,589,836 have no voting rights.

As of December 31, 2023, an additional amount of approximately 14 million ordinary shares were issuable upon the exercise of outstanding options granted to our officers and employees at a weighted average exercise price of approximately NIS 26.55 (about $7.32) per share. The weighted average exercise price of the outstanding vested options is approximately NIS 22.57 (about $6.22) per share. For further information about the issuance of options and restricted shares to directors, officers and senior employees and their exercise or vesting (as the case may be) in 2022-2023, see Note 19 and 16 to our Audited Financial Statements and “Item 6 - Directors, Senior Management and Employees—E. Share Ownership”.

In 2023, approximately 0.85 million options under our equity compensation plans were exercised into approximately 0.3 million ordinary shares. In 2022, approximately 7 million options under our equity compensation plans were exercised into approximately 2 million ordinary shares. In 2021, approximately 16 million options under our equity compensation plans were exercised into approximately 5 million ordinary shares.

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

ICL Group Limited 254

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

ICL Group Limited 255

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

ICL Group Limited 256

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

As of January 1, 2017, individual (foreign or Israeli) taxpayers having taxable income above NIS 698,280 (for 2023) in a certain tax year will be subject to an additional tax payment at the rate of 3% on the portion of their taxable income for such tax year that is in excess of such threshold. For this purpose, taxable income includes inter alia taxable capital gains from the sale of our shares and taxable income from dividend distributions.

ICL Group Limited 257

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

As of January 1, 2017, individuals (both foreign or Israeli) taxpayers having taxable income of above NIS 698,280 NIS (for 2023) in a certain tax year will be subject to an additional tax payment at the rate 3% on the portion of their taxable income for such tax year that is in excess such threshold.

ICL Group Limited 258

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

Material US Federal Income Tax Considerations for US Holders

The following are material US federal income tax consequences to the US Holders described below of owning and disposing of our ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to hold the ordinary shares. This discussion applies only to a US Holder that holds the ordinary shares as capital assets for US federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a US Holder’s particular circumstances, including alternative minimum tax consequences, any aspect of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) commonly known as the Medicare tax and tax consequences applicable to US Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ordinary shares as part of a “straddle” or integrated transaction or persons entering into a constructive sale with respect to the ordinary shares;

•	persons whose functional currency for US federal income tax purposes is not the US dollar;

•	entities classified as partnerships for US federal income tax purposes;

•	tax exempt entities, “individual retirement accounts” or “Roth IRAs":

•	Persons who acquired our ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons that own or are deemed to own 10% or more of our stock by vote or value; or

ICL Group Limited 259

•	persons holding our ordinary shares in connection with a trade or business conducted outside of the US.

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

For purposes of this discussion, a “US Holder” is a person who, for US federal income tax purposes, is a beneficial owner of ordinary shares and is:

•	a citizen or individual resident of the US;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the US, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to US federal income taxation regardless of its source.

US Holders should consult their tax advisers concerning the US federal, state, local and non-US tax consequences of owning and disposing of our ordinary shares in their particular circumstances.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on our ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under US federal income tax principles). Because we do not calculate our earnings and profits under US federal income tax principles, it is expected that distributions generally will be reported to US Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate US Holders may be taxable at the favorable tax rates applicable to “qualified dividend income”. Non-corporate US Holders should consult their tax advisers regarding the availability of these favorable rates on dividends in their particular circumstances. Dividends will not be eligible for the dividends received deduction generally available to US corporations under the Code. Dividends will generally be included in a US Holder’s income on the date of receipt. Dividend income will include any amounts withheld by us in respect of Israeli taxes and will be treated as foreign source income for foreign tax credit purposes. If any dividend is paid in NIS, the amount of dividend income will be the dividend’s US dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, a US Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A US Holder may have foreign currency gain or loss if the dividend is converted into US dollars after the date of receipt. Such gain or loss would generally be treated as US-source ordinary income or loss. Treasury regulations may prohibit US Holders who are not eligible for the benefits of the Treaty from claiming a foreign tax credit with respect to Israeli income taxes withheld from dividends on ordinary shares. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain US federal income tax principles, and we have not determined whether the Israeli income tax system meets these requirements. The US Internal Revenue Service has released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). In lieu of claiming a foreign tax credit, US Holders may, at their election, deduct foreign taxes, including Israeli taxes, in computing their taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. US Holders should consult their tax advisers regarding the creditability or deductibility of Israeli taxes in their particular circumstances.

ICL Group Limited 260

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

Based on the manner in which we operate our business, we believe that we were not a PFIC for 2023. However, because PFIC status depends on the composition and character of a company’s income and assets and the value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

ICL Group Limited 261

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

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the US or through certain US related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the US Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the US Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax.

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

ICL Group Limited 262

Item 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

In the ordinary course of our business activities, we are exposed to various market risks that are not in our control, including fluctuations in the prices of certain of our products and inputs, currency exchange rates, interest rates, energy prices and marine shipping prices, that may have an adverse effect on the value of our financial assets and liabilities, future cash flow and profit. As a result of these market risks, we could suffer a loss due to adverse changes such as the prices of our products or our inputs, foreign exchange rates, interest rates, energy prices or marine shipping prices.

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

We regularly monitor the extent of our exposure for various risks described below, and we execute hedging activities according to our hedging policy with reference to the actual developments and expectations in the various markets.

We use financial instruments and derivatives for hedging purposes only. These hedging instruments reduce our exposure as described above. Most of these transactions do not meet the hedging conditions provided in IFRS and therefore they are measured at fair value, and changes in the fair value are charged immediately to earnings. The counterparties for our derivatives transactions are banks or financial institutes. We believe the credit risk in respect thereof is small.

For further information about our hedging activities, see Note 21 to our Audited Financial Statements.

Exchange Rate Risk

The US dollar is the principal currency of the business environment in which most of our subsidiaries operate. Most of our activities — sales, purchase of materials, selling and marketing expenses and financing expenses, as well as the purchase of property, plant and equipment — are executed in US dollars, and, as a result, we use the US dollar as our functional currency for measurement and reporting of the Company and most of our subsidiaries.

We have several consolidated subsidiaries whose functional currencies are their local currency —mainly the Euro, the British Pound, the Brazilian Real, the Israeli Shekel and the Chinese Yuan.

Set forth below is a description of our principal exposures in respect of changes in currency exchange rates.

Transactions by our subsidiaries in currencies that are not their functional currency expose us to changes in the exchange rates of those currencies compared to the functional currencies of those companies. Measurement of this type of exposure is based on the surplus of net income or expenses in each currency that is not the functional currency of that company.

ICL Group Limited 263

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

Our subsidiaries have severance pay liabilities that are denominated in the local currency, and in Israel they are sometimes affected by rises in the CPI as well. Our subsidiaries in Israel have reserves to cover part of these liabilities. The reserves are denominated in NIS and affected by the performance of the funds in which the sums are invested. As a result, we are exposed to changes in the exchange rates of the US dollar against various local currencies in respect of net liabilities for severance pay. For further information regarding our hedging policy, see "Item 11 – Quantitative and Qualitative Disclosures about Market Risk– Risk Management".

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

Explanations of the main changes between the periods

Exchange rate:

As of December 31, 2023, the net positive fair value of the derivative instruments with respect to exchange rates was about $40 million compared to a negative fair value of $16 million as of December 31, 2022. As a result, in 2023, an expense of about $56 million was recorded with respect to these transactions.

ICL Group Limited 264

Dry bulk marine shipping:

As of December 31, 2023, there is no derivative instruments with respect to dry bulk marine shipping, while as of December 31, 2022, the fair value was negative and amounted to $0.8 million. As a result, in 2023 the Company recognized an income of $0.8 million.

The tables below set forth the sensitivity of our derivative instruments and certain balance sheet items to 5% and 10% increases and decreases in the exchange rates as of December 31, 2023.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
USD/NIS	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(0.2)	(0.1)	2.2	0.1	0.2
Short term deposits and loans	0.0	0.0	0.1	0.0	0.0
Trade receivables	(6.0)	(3.1)	66.0	3.5	7.3
Receivables and debit balances	(1.3)	(0.7)	14.0	0.7	1.6
Long-term deposits and loans	(0.1)	0.0	0.9	0.0	0.1
Credit from banks and others	2.7	1.4	(29.8)	(1.6)	(3.3)
Trade payables	28.0	14.7	(308.5)	(16.2)	(34.3)
Other payables	2.4	1.3	(26.8)	(1.4)	(3.0)
Long-term loans	12.0	6.3	(132.1)	(7.0)	(14.7)
Fixed rate debentures	24.7	13.0	(272.0)	(14.3)	(30.2)
Forward	(64.2)	(32.5)	35.1	41.0	83.8
Forward transactions hedge accounting	(27.8)	(14.5)	5.4	16.0	34.0
Swap	(29.5)	(15.5)	(4.8)	17.1	36.3
Total	(59.3)	(29.7)	(650.3)	37.9	77.8

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
EUR/USD	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(0.9)	(0.5)	10.1	0.5	1.1
Short term deposits and loans	(0.1)	(0.1)	1.5	0.1	0.2
Trade receivables	(23.7)	(12.4)	260.5	13.7	28.9
Receivables and debit balances	(2.0)	(1.0)	21.9	1.2	2.4
Long-term deposits and loans	(0.4)	(0.2)	4.5	0.2	0.5
Credit from banks and others	11.1	5.8	(122.0)	(6.4)	(13.6)
Trade payables	20.4	10.7	(224.5)	(11.8)	(24.9)
Other payables	7.5	3.9	(82.4)	(4.3)	(9.2)
Long-term loans from banks	28.4	14.9	(312.0)	(16.4)	(34.7)
Long-term loans with variable interest rates	33.5	17.5	(368.1)	(19.4)	(40.9)
Forward	5.9	2.8	5.4	(2.5)	(4.8)
Total	79.7	41.4	(805.1)	(45.1)	(95.0)

ICL Group Limited 265

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
GBP/USD	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(1.3)	(0.7)	14.6	0.8	1.6
Trade receivables	(5.3)	(2.8)	58.5	3.1	6.5
Receivables and debit balances	(0.1)	(0.1)	1.2	0.1	0.1
Credit from banks and others	1.7	0.9	(18.9)	(1.0)	(2.1)
Trade payables	3.0	1.6	(33.4)	(1.8)	(3.7)
Other payables	0.2	0.1	(2.6)	(0.1)	(0.3)
Long-term loans	1.5	0.8	(16.8)	(0.9)	(1.9)
Options	(0.9)	(0.4)	0.1	0.4	0.8
Forward	(0.5)	(0.2)	(0.3)	0.4	0.8
Total	(1.7)	(0.8)	2.4	1.0	1.8

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
BRL/USD	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(5.9)	(3.1)	65.3	3.4	7.3
Trade receivables	(32.3)	(16.9)	355.4	18.7	39.5
Receivables and debit balances	(0.1)	0.0	0.6	0.0	0.1
Trade payables	8.2	4.3	(90.7)	(4.8)	(10.1)
Long-term deposits and loans	(0.6)	(0.3)	7.0	0.4	0.8
Other payables	1.3	0.7	(13.9)	(0.7)	(1.5)
Long-term loans from banks	2.3	1.2	(25.4)	(1.3)	(2.8)
Forward	1.3	0.7	(0.2)	(0.7)	(1.6)
Total	(25.8)	(13.4)	298.1	15.0	31.7

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
CNY/USD	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(20.9)	(10.9)	229.9	12.1	25.5
Short term investments and deposits	(0.4)	(0.2)	4.8	0.3	0.5
Trade receivables	(7.1)	(3.7)	77.8	4.1	8.6
Receivables and debit balances	(0.1)	0.0	0.9	0.0	0.1
Trade payables	5.2	2.7	(56.9)	(3.0)	(6.3)
Other payables	1.0	0.5	(11.2)	(0.6)	(1.2)
Long-term loans (CNY)	2.9	1.5	(31.4)	(1.7)	(3.5)
Total	(19.4)	(10.1)	213.9	11.2	23.7

ICL Group Limited 266

The tables below set forth the sensitivity of our derivative instruments and certain balance sheet items to 5% and 10% increases and decreases in the exchange rates as of December 31, 2022.

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

ICL Group Limited 267

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

ICL Group Limited 268

Interest Rate Risk

We have loans bearing variable interest rates that expose our finance expenses and cash flow to changes in interest rates. With respect to our fixed‑interest loans, there is exposure to changes in the fair value of the loans due to changes in the market interest rate.

From time to time, we use some hedging transactions to hedge some of the above exposure. The hedging is implemented by using a fixed interest range and by hedging variable interest.

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the USD interest rate as of December 31, 2023.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Type of instrument	$ millions
Fixed-USD interest debentures	57.9	29.8	(1,099.8)	(31.6)	(65.2)
NIS/USD swap	15.1	7.8	(4.8)	(8.2)	(16.7)
Total	73.0	37.6	(1,104.6)	(39.8)	(81.9)

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

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the NIS interest rate as of December 31, 2023.

Sensitivity to changes in the shekel interest rate	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Type of instrument	$ millions
Fixed-interest long-term loan	0.2	0.1	(132.1)	(0.1)	(0.2)
Fixed rate debentures	12.5	6.4	(272.0)	(6.7)	(13.8)
NIS/USD swap	(15.1)	(7.8)	(4.8)	8.2	16.9
Total	(2.4)	(1.3)	(408.9)	1.4	2.9

ICL Group Limited 269

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the NIS interest rate as of December 31, 2022.

Sensitivity to changes in the shekel interest rate	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Type of instrument	$ millions
Fixed-interest long-term loan	0.6	0.3	(172.3)	(0.3)	(0.6)
Fixed rate debentures	15.4	7.9	(395.3)	(8.3)	(17.1)
NIS/USD swap	(19.0)	(9.7)	23.1	10.9	22.8
Total	(3.0)	(1.5)	(544.5)	2.3	5.1

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the Euro interest rate as of December 31, 2023.

Sensitivity to changes in the Euro interest rate	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Type of instrument	$ millions
Long-term loans from banks and others	6.5	3.3	(276.7)	(3.3)	(6.7)

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

As of December 31, 2023, there are no hedging transactions for marine shipping.

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

ICL Group Limited 270

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

ICL Group Limited 271

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

Our management, including our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of ICL’s internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013 (COSO). Based on such assessment, our management has concluded that, as of December 31, 2023, ICL’s internal control over financial reporting is effective based on those criteria.

C. Attestation Report of the Registered Public Accounting Firm

Somekh Chaikin, member firm of KPMG International, an independent registered public accounting firm, has audited and reported on the effectiveness of ICL’s internal controls over financial reporting as of December 31, 2023. See Somekh Chaikin’s attestation report on page F-2 of this annual report.

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

ICL Group Limited 272

Item 16B – CODE OF CONDUCT

On February 5, 2024, Our Company launched a new Code of Conduct that applies to our Board of Directors, senior management, contractors, suppliers and employees, including our Chief Executive Officer, Chief Financial Officer, Controller and any other persons who perform similar functions for us. Our Code of Conduct is available, on our website, https://www.icl-group.com/about-us/governance/. We intend to disclose future amendments to our code of conduct, or any waivers of such code, on our website or in public filings. The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Annual Report.

Item 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel, PCAOB ID 1057, has served as our independent registered public accounting firm for 2023 and 2022. The following are Somekh Chaikin's and other KPMG participating firms' fees for professional services in each of the respective fiscal years:

2023	2022
US$ thousands	US$ thousands
Audit fees (1)	3,963	4,468
Audit-related fees (2)	30	377
Tax fees (3)	1,262	822
Total	5,255	5,667

(1) Audit fees are the aggregate fees billed or expected to be billed for the audit of our annual financial statements. This category also includes services that are generally provided by the independent accountant, such as consents and review of documents filed with the SEC.

(2) Audit-related Fees are the aggregate fees billed for assurance and related services rendered during the years ended December 31, 2023 and 2022, that are reasonably related to the performance of the audit and are not reported under audit fees.

(3) Tax fees are the aggregate fees billed for professional services rendered during the years ended December 31, 2023 and 2022, rendered for tax compliance, tax advice, and tax planning, assistance with tax audits and appeals.

Audit Committee’s pre-approval policies and procedures

All services provided by our independent auditors are approved in advance by either the Audit and Accounting Committee or members thereof, to whom authority has been delegated, in accordance with the Audit and Accounting Committee's pre-approval procedure respecting such services.
ICL Group Limited 273

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

ICL Group Limited 274

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

Except as stated above, we intend to comply with the rules applicable to US companies listed on the NYSE. We may decide in the future to use additional and/or other foreign private issuer exemptions with respect to some or all of the other NYSE listing requirements. Following governance practices of our home country, Israel, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under NYSE listing requirements applicable to domestic issuers. For further information, see “Item 3 - Key Information— D. Risk Factors”.

ICL Group Limited 275

Item 16H – MINE SAFETY DISCLOSURE

Not applicable.

Item 16I – DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J – Insider Trading Policy

Not applicable.

Item 16K – Cybersecurity

ICL’s global cybersecurity strategy has been designed based on industry standards, such as the NIST Cybersecurity Framework, and resides on three fundamental pillars: (a) plants and operational security, (b) critical assets & data protection, and (c) fraud prevention. These pillars provide a framework for assessing cybersecurity risk and identifying and managing cybersecurity threats and incidents, including threats and incidents associated with ICL’s use of services, applications and products provided by third-party vendors and service providers. Although we conduct third-party examination, onboarding, and other procedures designed to assess the data privacy and cybersecurity practices of third-party vendors and service providers (including risk assessments and contractual protections), our ability to monitor or control the data privacy and cybersecurity practices of third parties is limited and there can be no assurance that we can detect, prevent, mitigate, or remediate the risk of any weakness, compromise or failure in the information systems, software, networks and other assets owned or controlled by our third-party vendors and service providers. When we do become aware that a third-party vendor or service provider has experienced any compromise or failure, we attempt to mitigate our risk, including by terminating such third party’s connection to our information systems and networks where appropriate.

As cyberattacks evolve and become more sophisticated, ICL has had to strengthen its overall resilience, including its prevention, monitoring, mitigation, and remediation efforts. As part of such efforts, ICL routinely reviews, reinforces, and tests its cybersecurity processes and procedures, including its business continuity plans, through exercises in the areas of cybersecurity.

The outcome of such exercises is an important part of a feedback process designed to improve ICL’s cybersecurity posture and culture and raise the level of cybersecurity awareness and preparedness of certain key personnel. ICL also retains cybersecurity intelligence services, as well as the services of a security operations center that operates 24 hours a day, as part of our incident management process. We also conduct internal and third-party risk assessments of our information systems and networks in cooperation with several leading Israeli and international companies in the field of cybersecurity. As part of our ongoing efforts to strengthen our cybersecurity defenses, in 2019, we began conducting comprehensive Cyber Maturity surveys approximately every 18 months in cooperation with a leading international consulting firm, and we plan to conduct the next such survey in 2024. ICL is also part of the critical national infrastructure of Israel, and as such, we continuously monitor communications from and cooperate with Israel’s National Cyber Emergency Response Team (“National CERT”), which is part of (the Israel National Cyber Directorate), as well as Israel’s Ministry of Energy and Ministry of Environmental Protection for the purpose of protecting our two critical plants from a variety of risks, including cybersecurity risks. Our Internal Auditor also performs several audits each year on our cybersecurity programs compliance with ICL’s policies and regulations in the field of cybersecurity. Other lines of action also include our management undergoing periodic training and practical drills in cyber-security approximately every 18 months. These exercises are designed to simulate real-world cyber-attacks, allowing our management to enhance their skills and preparedness in handling potential threats.

ICL Group Limited 276

Our Global IT team handles the operational cybersecurity policies and measures regarding ICL’s global infrastructures, in collaboration with the plants' engineering and control units. In an effort to effectively prevent, detect, and respond to cybersecurity threats and incidents, the Global IT team employs a multi-layered cybersecurity risk management program supervised by our Vice President Chief Information Security Officer (“CISO”), whose team is responsible for leading enterprise-wide cybersecurity strategy, policy, architecture, and processes. Such responsibilities include identifying, considering and assessing material cybersecurity threats and incidents on an ongoing basis, establishing processes designed to detect, prevent and monitor potential cybersecurity risks, implementing mitigation and remedial measures, and maintaining our cybersecurity programs. Our CISO has served in the role of CISO for 5 years and has significant expertise in cybersecurity technology, including serving in key leadership positions, such as Head of the National CERT and Chief Executive Officer of a cyber strategic consulting company. As part of ICL’s incident response processes, our CISO has a direct line of communication with our Chief Executive Officer and provides updates on certain cybersecurity threats and incidents to the Audit Committee and as required, the Board of Directors, based on our management’s assessment of risk.

As part of its oversight responsibilities, the Audit Committee receives annual update on our cybersecurity practices as well as technology, cybersecurity and information security risks from our CISO. These annual updates include topics related to cybersecurity, data privacy, and risk management processes, such as third-party assessments of our cybersecurity programs, updates to our cybersecurity programs and mitigation strategies, and other cybersecurity developments.

Cybersecurity risk management is an integral part of our overall enterprise risk management program, which is overseen by the Board of Directors, including our Audit Committee. As part of its enterprise risk management efforts, the Board of Directors also meets with senior management, including the CISO, to assess and respond to critical business risks, including those that may arise from cybersecurity threats and incidents. The CISO meets with our Global Executive Committee (GEC)quarterly and the Board of Directors annually to review and discuss our technology, cybersecurity, and information security strategies and approve our technology, cybersecurity, and information security plans.

Despite our efforts and investment in many resources over the years to improve the reliability of our cybersecurity programs and to prevent cybersecurity incidents, complete protection in the field of cybersecurity cannot be guaranteed and we can make no assurances that we have not experienced an undetected cybersecurity incident, including an incident that may have been material. For further information on cybersecurity risks, see “Item 3 - Key Information— D. Risk Factors— Significant disruptions in our, or our service providers’, information technology systems or breaches of our, or our service providers’, information security systems could adversely affect our business”.

ICL Group Limited 277

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

4.6
Revolving Credit Facility Agreement - dated April 20, 2023, by and among certain financial institutions, ICL Finance B.V., and ICL Group LTD(Incorporated by reference to Exhibit 4.7 to our annual report on Form 20-F )

4.7	ICL Group Ltd. Compensation Recoupment Policy adopted on November 15, 2023.
8.1	List of subsidiaries of ICL Group Ltd.
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Somekh Chaikin, a member of KPMG International, independent registered public accounting firm.
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

ICL Group Limited 278

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ICL Group Ltd.
By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.
By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: March 14, 2024

ICL Group Limited 279

Consolidated Financial Statements

As of December 31, 2023
ICL Group Ltd

Consolidated Financial Statements as of December 31, 2023

Somekh Chaikin KPMG Millennium Tower 17 Ha'arba'a Street, PO Box 609 Tel Aviv 61006 Israel	Telephone 972 3 684 8000 Fax 972 3 684 8444 Internet www.kpmg.co.il

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
ICL Group Ltd.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of ICL Group Ltd. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the "consolidated financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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
March 13, 2024

Somekh Chaikin, a partnership registered under the Israeli partnership
Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Consolidated Statements of Financial Position as of December 31

	2023	2022
Note	$ millions	$ millions

Current assets
Cash and cash equivalents		420	417
Short-term investments and deposits		172	91
Trade receivables		1,376	1,583
Inventories	6	1,703	2,134
Prepaid expenses and other receivables	7	363	323
Total current assets		4,034	4,548

Non-current assets
Deferred tax assets	15	152	150
Property, plant and equipment	10	6,329	5,969
Intangible assets	11	873	852
Other non-current assets	9,16	239	231
Total non-current assets		7,593	7,202

Total assets		11,627	11,750

Current liabilities
Short-term debt	13	858	512
Trade payables		912	1,006
Provisions	17	85	81
Other payables	14	783	1,007
Total current liabilities		2,638	2,606

Non-current liabilities
Long-term debt and debentures	13	1,829	2,312
Deferred tax liabilities	15	489	423
Long-term employee liabilities	16	354	402
Long-term provisions and accruals	17	224	234
Other		56	60
Total non-current liabilities		2,952	3,431

Total liabilities		5,590	6,037

Equity
Total shareholders’ equity	19	5,768	5,464
Non-controlling interests		269	249
Total equity		6,037	5,713

Total liabilities and equity		11,627	11,750

The accompanying notes are an integral part of these consolidated financial statements.
ICL Group Limited Annual Report 1

Consolidated Statements of Income for the Year Ended December 31

	2023	2022	2021
Note	$ millions	$ millions	$ millions

Sales	20	7,536	10,015	6,955
Cost of sales	20	4,865	4,983	4,344

Gross profit		2,671	5,032	2,611

Selling, transport and marketing expenses	20	1,093	1,181	1,067
General and administrative expenses	20	260	291	276
Research and development expenses	20	71	68	64
Other expenses	20	128	30	57
Other income	20	(22)	(54)	(63)

Operating income		1,141	3,516	1,210

Finance expenses		259	327	216
Finance income		(91)	(214)	(94)

Finance expenses, net	20	168	113	122

Share in earnings of equity-accounted investees		1	1	4

Income before taxes on income		974	3,404	1,092

Taxes on income	15	287	1,185	260

Net income		687	2,219	832

Net income attributable to the non-controlling interests		40	60	49

Net income attributable to the shareholders of the Company		647	2,159	783

Earnings per share attributable to the shareholders of the Company:	22

Basic earnings per share (in dollars)		0.50	1.68	0.61

Diluted earnings per share (in dollars)		0.50	1.67	0.60

Weighted-average number of ordinary shares outstanding:	22

Basic (in thousands)		1,289,361	1,287,304	1,282,807

Diluted (in thousands)		1,290,668	1,289,947	1,287,051

The accompanying notes are an integral part of these consolidated financial statements.
ICL Group Limited Annual Report 2

Consolidated Statements of Comprehensive Income for the Year Ended December 31

2023	2022	2021
$ millions	$ millions	$ millions

Net income	687	2,219	832

Components of other comprehensive income that will be reclassified subsequently to net income
Foreign currency translation differences	80	(146)	(105)
Change in fair value of cash flow hedges transferred to the statement of income	59	101	(15)
Effective portion of the change in fair value of cash flow hedges	(41)	(119)	13
Tax relating to items that will be reclassified subsequently to net income	(4)	4	-
	94	(160)	(107)

Components of other comprehensive income that will not be reclassified to net income
Net changes of investments at fair value through other comprehensive income	-	-	155
Actuarial gains from defined benefit plans	33	83	85
Tax relating to items that will not be reclassified to net income	(8)	(12)	(44)
	25	71	196

Total comprehensive income	806	2,130	921

Comprehensive income attributable to the non-controlling interests	35	40	54

Comprehensive income attributable to the shareholders of the Company	771	2,090	867

The accompanying notes are an integral part of these consolidated financial statements.
ICL Group Limited Annual Report 3

Consolidated Statements of Changes in Equity

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
$ millions

For the year ended December 31, 2023
Balance as of January 1, 2023	549	233	(570)	127	(260)	5,385	5,464	249	5,713

Share-based compensation	-	1	-	6	-	-	7	-	7
Dividends	-	-	-	-	-	(474)	(474)	(15)	(489)
Comprehensive income	-	-	85	14	-	672	771	35	806
Balance as of December 31, 2023	549	234	(485)	147	(260)	5,583	5,768	269	6,037

The accompanying notes are an integral part of these consolidated financial statements.

ICL Group Limited Annual Report 4

Consolidated Statements of Changes in Equity (cont'd)

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
$ millions

For the year ended December 31, 2022
Balance as of January 1, 2022	548	224	(444)	138	(260)	4,321	4,527	209	4,736

Share-based compensation	1	9	-	3	-	-	13	-	13
Dividends	-	-	-	-	-	(1,166)	(1,166)	-	(1,166)
Comprehensive income	-	-	(126)	(14)	-	2,230	2,090	40	2,130
Balance as of December 31, 2022	549	233	(570)	127	(260)	5,385	5,464	249	5,713

The accompanying notes are an integral part of these consolidated financial statements.

ICL Group Limited Annual Report 5

Consolidated Statements of Changes in Equity (cont'd)

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
$ millions

For the year ended December 31, 2021
Balance as of January 1, 2021	546	204	(334)	22	(260)	3,752	3,930	158	4,088

Share-based compensation	2	20	-	(16)	-	-	6	-	6
Dividends	-	-	-	-	-	(276)	(276)	(3)	(279)
Comprehensive income	-	-	(110)	132	-	845	867	54	921
Balance as of December 31, 2021	548	224	(444)	138	(260)	4,321	4,527	209	4,736

The accompanying notes are an integral part of these consolidated financial statements.

ICL Group Limited Annual Report 6

Consolidated Statements of Cash Flows for the Year Ended December 31

2023	2022	2021
$ millions	$ millions	$ millions

Cash flows from operating activities
Net income	687	2,219	832
Adjustments for:
Depreciation and amortization	536	498	490
Reversal of fixed assets impairment	-	-	(6)
Exchange rate, interest and derivative, net	24	157	99
Tax expenses	287	1,185	260
Change in provisions	(32)	(83)	(4)
Other	29	(15)	(21)
	844	1,742	818

Change in inventories	465	(527)	(267)
Change in trade receivables	252	(215)	(426)
Change in trade payables	(101)	(42)	274
Change in other receivables	26	(46)	9
Change in other payables	(210)	107	107
Net change in operating assets and liabilities	432	(723)	(303)

Interest paid, net	(115)	(106)	(89)
Income taxes paid, net of refund	(253)	(1,107)	(193)

Net cash provided by operating activities	1,595	2,025	1,065

Cash flows from investing activities
Proceeds (payments) from deposits, net	(88)	(36)	355
Purchases of property, plant and equipment and intangible assets	(780)	(747)	(611)
Proceeds from divestiture of assets and businesses, net of transaction expenses	4	33	39
Business combinations	-	(18)	(365)
Other	1	14	3
Net cash used in investing activities	(863)	(754)	(579)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(474)	(1,166)	(276)
Receipt of long-term debt	633	1,045	1,230
Repayments of long-term debt	(836)	(1,181)	(1,120)
Repayments of short-term debt	(25)	(21)	(58)
Receipts (payments) from transactions in derivatives	5	20	(17)
Dividend paid to the non-controlling interests	(15)	-	(3)
Net cash used in financing activities	(712)	(1,303)	(244)

Net change in cash and cash equivalents	20	(32)	242
Cash and cash equivalents as of the beginning of the year	417	473	214
Net effect of currency translation on cash and cash equivalents	(17)	(24)	17
Cash and cash equivalents as of the end of the year	420	417	473

The accompanying notes are an integral part of these consolidated financial statements.

ICL Group Limited Annual Report 7

Notes to the Consolidated Financial Statements as of December 31, 2023

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

B.	War in Gaza

In October 2023, the Israeli government declared a state of war in response to an attack on civilians at its southern border. Subsequently, additional attacks were launched towards northern Israel. The new security situation has led to several challenges, including some disruptions in supply chains, a shortage of personnel due to mobilization for reserve duty, and fluctuations in foreign currency exchange rates relative to the Israeli shekel.

Regional tensions involving Houthis attacks on commercial ships have recently intensified, affecting shipping operation at the Red Sea. This could lead to delays in shipments as well as increased shipping costs.

The Company has taken measures to ensure the safety of its employees and business partners, as well as the communities in which it operates, in order to minimize any potential impact on its business, including avoidance of disruption to production in its facilities in Israel.

The security situation in recent months has not had a material impact on the Company's business results. As of today, the majority of the Company’s employees in Israel who had been called up for reserve duty have now returned to full-time work.

However, since the developments related to the war situation, as well as its duration, are unpredictable, the Company has no ability to estimate the extent of the war’s potential impact on its future business and results. The Company continuously monitors the developments and will take all necessary actions to minimize any negative consequences to its operations and assets.

C.	Definitions

1.	Subsidiary – a company over which the Company has control and the financial statements of which are fully consolidated with the Company's statements as part of the consolidated financial statements.

2.	Investee company – a subsidiary, including a partnership or joint venture which is accounted for using the equity method.

3.	Related party – As in IAS 24 (2009), “Related Party Disclosures”.

ICL Group Limited Consolidated Financial Statements 8

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 2 - Basis of Preparation of the Financial Statements

A.	Statement of compliance with International Financial Reporting Standards

The consolidated financial statements were prepared by ICL in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Boards (IASB).

The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 13, 2024.

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

The consolidated financial statements were prepared using the depreciated historical cost basis except for the following assets and liabilities: Financial instruments measured at fair value through profit or loss, investments in associates, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits. For further information regarding the measurement of assets and liabilities, see Note 3.

D.	Operating cycle

The Company’s regular operating cycle is up to one year. As a result, the current assets and the current liabilities include items for which the realization is intended and anticipated to take place within one year.

E.	Reclassifications

The Company made a number of insignificant adjustments to the classification of comparative figures in order to adjust them to the manner of classification in the current financial statements. The said reclassifications have no effect on the total profit (loss).

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

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

F.	Use of estimates and judgment (cont'd)

Information about assumptions made by ICL with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in future years are included in the following table:

Estimate	Principal assumptions	Possible effects	Reference
Concessions, permits and business licenses

Forecast of obtaining renewed concessions, permits and business licenses which constitute the basis for the Company's continued operations and the Company's expectations regarding the holding of the operating assets by it and / or by a subsidiary until the end of their useful lives

		Impact on the value of the operation, depreciation periods and residual values of related assets.	See Note 3 – Material Accounting Policies and Note 18 -Concessions.
Recoverable amount of a cash generating unit, among other things, containing goodwill	Expected cash-flow forecasts including estimates of mineral reserves, discount rate, market risk and the forecasted growth rate.	Change in impairment valuation.	See Note 12 - Impairment Testing.
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
		A change in the Company's estimated provisions for a claim and/or environmental liability, including waste removal and restoration.	See Note 18 - Contingent Liabilities.

G.	Changes in accounting policies

Initial application of Amendment to IAS 1, Presentation of Financial Statements

ICL adopted Disclosure of Accounting Policies (Amendment to IAS 1 and IFRS Practice Statements 2) from 1 January 2023. Although the amendments did not result in any changes to the accounting policies themselves, they did impact the disclosed accounting policy information in the financial statements, requiring the disclosure of ‘material’, rather than ‘significant’, accounting policies.

In response, management conducted a review of the accounting policies and made corresponding revisions to the information presented in Note 3, Material Accounting Policies (2022: Significant Accounting Policies) in certain instances to align with the amendments.

ICL Group Limited Consolidated Financial Statements 10

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 3 - Material Accounting Policies

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

1.	Subsidiaries

Subsidiaries are entities controlled by ICL. The financial statements of the subsidiaries are included in the consolidated financial statements from the date control commenced until the date control ceases to exist. The financial statements of subsidiaries have been changed when necessary to align them with ICL's accounting policies. All intercompany balances and transactions have been eliminated in consolidation.

2.	Non-controlling interests

Non-controlling interests are measured at the date of the business combination at either fair value, or at their proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

B.	Foreign Currency

The Company’s reporting currency is the USD; however, for most operations located in Europe, South America and Asia, the functional currency is the local currency.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments from acquisition, are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income and are presented in equity in the foreign currency translation reserve (hereinafter –Translation Reserve) until the foreign entity is sold or liquidated. When a foreign operation is disposed of, the cumulative amount in the Translation Reserve is reclassified to profit or loss as a part of the capital gain or loss on disposal.

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

ICL Group Limited Consolidated Financial Statements 11

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 3 - Material Accounting Policies (cont'd)

B.	Foreign Currency (cont'd)

operation and are recognized in other comprehensive income and are presented within equity in the Translation Reserve.

C.	Financial Instruments

1.	Non-derivative financial assets

ICL initially recognizes trade receivables and debt instruments issued on the date that they are originated and for all other financial assets at the trade date in which ICL becomes a party to the contractual provisions of the instrument. A financial asset is initially measured at fair value plus direct transaction costs and is classified according to ICL’s business model.

ICL has balances of trade and other receivables and deposits that are held within a business model whose objective is collecting contractual cash flows, which represent solely payments of principal and interest (for the time value and the credit risk). Accordingly, these financial assets are measured at amortized cost using the effective interest method.

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

In a non-substantial modification of terms (or exchange) of debt instruments, the new cash flows are discounted using the original effective interest rate, and the difference between the present value of the new financial liability and the present value of the original financial liability is recognized in profit or loss. For further information regarding ICL new RCF, see Note 13.

ICL Group Limited Consolidated Financial Statements 12

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 3 - Material Accounting Policies (cont'd)

C.	Financial Instruments (cont'd)

3.	Derivative financial instruments

ICL holds derivative financial instruments to reduce exposure to foreign currency risks, commodity price risks, energy, marine transportation prices and interest. Derivatives are recognized according to fair value and the changes in value are recorded in the statement of income as financing income or expense, except for derivatives used to hedge cash flows (accounting hedging). The attributable transaction costs are recorded in the statement of income as incurred.

Cash flow hedges:

Changes in the fair value of derivatives used to hedge cash flows, in accordance with the effective portion of the hedge, are recorded through other comprehensive income directly in a hedging reserve. With respect to the non‑effective portion, changes in the fair value are recognized in the statement of income. The amount accumulated in the capital reserve is reclassified and included in the statement of income in the same period as the hedged cash flows affected profit or loss under the same line item in the statement of income as the hedged item.

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

Treasury shares - when shares recognized as equity are repurchased by ICL, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus on the transaction is carried to share premium, whereas a deficit on the transaction is deducted from retained earnings.

D.	Property, plant and equipment

1.	Recognition and measurement

Property, plant and equipment in the consolidated statements are presented at cost less accumulated depreciation and provision for impairment. The cost includes expenses that can be directly attributed to the acquisition of the asset, including material maintenance expenditures. The cost of assets that were self-constructed includes the cost of the materials and direct labor, as well as any additional costs that are directly attributable to bringing the asset to the required position and condition so that it will be able to function as management intended, as well as an estimate of the costs to dismantle, remove and restore, where there is an obligation for such, and capitalized borrowing costs.

ICL Group Limited Consolidated Financial Statements 13

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 3 - Material Accounting Policies (cont'd)

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

Depreciation is recorded in the statement of income according to the straight-line method over the estimated useful life of each significant component of the property, plant and equipment items, including material maintenance expenditures. since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Owned land is not depreciated.

The estimated useful life is as follows:

In Years
Buildings	15 - 30
Technical equipment and machinery (1)	5 - 35
Dikes and evaporating ponds (2)	20 - 43
Other	3 - 10

(1) Mainly 35 years

(2) Mainly 43 years

The Company reviews, at least at the end of every reporting year, the estimates regarding the depreciation method, useful lives and the residual value, and adjusts them if appropriate. Over the years, the Company has succeeded to extend the useful lives of part of property, plant and equipment items beyond the original estimated useful life, as a result of investments therein, adoption of new technologies, implementation of operational excellence processes and other current, ongoing maintenance thereof.

E.	Intangible Assets

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

ICL Group Limited Consolidated Financial Statements 14

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 3 - Material Accounting Policies (cont'd)

E.	Intangible Assets (cont'd)

2.	Research and development

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

Goodwill and intangible assets having an indefinite lifespan are not amortized on a systematic basis but, rather, are examined at least once a year for impairment in value. Internally generated intangible assets are not systematically amortized as long as they are not available for use, i.e., they are not yet on site or in working condition for their intended use. Accordingly, these intangible assets, such as development costs, are tested for impairment at least once a year, until such date as they are available for use.

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

ICL Group Limited Consolidated Financial Statements 15

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 3 - Material Accounting Policies (cont'd)

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

In each reporting period, an examination is made with respect to whether there are impairment- indicators relating to the value of ICL’s non-financial assets, other than inventories and deferred tax assets. If such indicators exist, the estimated recoverable amount of the asset is calculated. ICL conducts an annual examination, on the same date, of the recoverable amount of goodwill and intangible assets with indefinite useful lives or those that are not available for use – or more frequently if there are indications of impairment. For further information, see Note 12.

The recoverable amount of an asset or a cash-generating unit is the higher of its value in use or the fair value less cost of disposal. When determining the value in use, ICL discounts the anticipated future cash flows according to an after-tax discount rate that reflects the evaluations of the market's participants regarding the time value of money and the specific risks relating to the asset or to the cash-generating unit, in respect of which the future cash flows expected to derive from the asset or the cash-generating unit were not adjusted.

Assets of the Company's headquarters and administrative facilities do not produce separate cash flows and they serve more than one cash-generating unit. Such assets are allocated to cash-generating units on a reasonable and consistent basis and are examined for impairment as part of the examination of impairment of the cash-generating units to which they are allocated.

ICL Group Limited Consolidated Financial Statements 16

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 3 - Material Accounting Policies (cont'd)

H.	Employee Benefits

ICL has several post-employment benefit plans. The plans are funded partly by deposits with insurance companies, financial institutions or funds managed by a trustee. The plans are classified as defined contribution plans and as defined benefit plans. For further information, see Note 16.

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

2.	Defined benefit plans

The movement in the net liability in respect of a defined benefit plan that is recognized in every accounting period in the statement of income is comprised of the following: (1) Current service costs; (2) The net financing income (expense); (3) Exchange rate differences; (4) Past service costs and plan reduction.

The difference, as of the date of the report, between the net liability at the beginning of the year plus the movement in the net liability as detailed above, and the actuarial liability less the fair value of the fund assets at the end of the year, reflects the balance of the actuarial income or expenses recognized in other comprehensive income and is recorded in retained earnings.

3.	Early Retirement Payments

Early retirement payments are recognized as an expense and as a liability when ICL has clearly undertaken to pay it, without any reasonable chance of cancellation, in respect of termination of employees, before they reach the customary age of retirement according to a formal, detailed plan. The benefits provided to employees upon voluntary retirement are charged when ICL proposes the plan to the employees, it is expected that the proposal will be accepted, and it is possible to reliably estimate the number of employees that will accept the proposal.

4.	Short‑term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided or upon the actual absence of the employee when the benefit is not accumulated (such as maternity leave).

ICL Group Limited Consolidated Financial Statements 17

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 3 - Material Accounting Policies (cont'd)

H.	Employee Benefits (cont'd)

5.	Share-based compensation

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

I.	Provisions

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

1.	Provision for environmental costs

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

2.	Site restoration

A provision for reclamation and restoration of ICL's sites is recognized when the Company has a legal obligation which could arise, among others, from environmental regulations.

3.	Legal claims

A provision for legal claims is recognized when ICL has a present legal or constructive obligation as a result of an event that occurred in the past, if it is more likely than not that an outflow of economic resources will be required to settle the obligation and it can be reliably estimated.

J.	Revenue Recognition

1.	Identifying a contract

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

ICL Group Limited Consolidated Financial Statements 18

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 3 - Material Accounting Policies (cont'd)

J.	Revenue Recognition (cont'd)

1.	Identifying a contract (cont'd)

For the purpose of clause (e) above, ICL takes into consideration its past experience with the customer, the customer's financial stability information, the status and existence of sufficient collateral and the percentage of advances received.

2.	Identifying performance obligations

ICL is a global specialty minerals and chemicals company engaged in the sale of various goods produced in its different segments of operation. ICL's contracts primarily derived from a single performance obligation to deliver the product specified in the contract. For additional information about the Company's products, see note 5 – Operating Segments.

3.	Determining the transaction price

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

4.	Satisfaction of performance obligation

Revenue is recognized at the point in time, when the Company transfers control over promised goods to the customer. The transfer of control over goods to a customer generally takes place upon shipment or when accepted by the customer, as provided for in the sales contract.

5.	Payment terms

ICL has various payment terms which are aligned with the acceptable commercial conditions in the relevant markets. ICL's policy is to engage in agreements with payment terms not exceeding one year and applies the practical expedient to not separate a significant financing component where the difference between the time of receiving payment and the time of transferring the goods to the customer is one year or less.

K.	Government grants

Government grants are recognized initially at fair value when there is reasonable assurance that they will be received, and the Group will comply with the conditions associated with the grant. Unconditional government grants are recognized when the Group is entitled to receive them.

ICL Group Limited Consolidated Financial Statements 19

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 3 - Material Accounting Policies (cont'd)

L.	Leases

Determining whether an arrangement contains a lease

On the inception date of the lease, ICL determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For lease contracts that contain non-lease components, such as services or maintenance, that are related to a lease component, ICL accounts for the contract as a single lease component without separating the components.

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

Financing income includes income from interest on amounts invested, gains from derivative financial instruments recognized in the statement of income, foreign currency gains and financing income recorded in relation to employee benefits. Interest income is recognized as accrued, using the effective interest method.

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

Dividends paid are presented as part of cash flows from financing activity.

ICL Group Limited Consolidated Financial Statements 20

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 3 - Material Accounting Policies (cont'd)

N.	Taxes on Income

Taxes on income (including surplus profit levy on natural resources) contain current and deferred taxes, that are recognized in profit or loss, unless they relate to a business combination or are recognized directly in equity or in other comprehensive income when they relate to items recognized directly in equity or in other comprehensive income.

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

Current and deferred tax assets and liabilities are offset if there is a legally enforceable right and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle on a net basis.

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

O.	Amendments to standards and interpretations that have not yet been adopted

Amendments to IAS 7 and IFRS 7, Supplier Finance Arrangements (hereinafter - the amendments)

The amendments introduce new disclosure requirements relating to supplier finance arrangements' effect on the Company’s liabilities and cash flows and on its exposure to liquidity risk.

The amendments apply for annual reporting periods beginning on or after January 1, 2024. The Company is examining the impact of the amendments on the financial statements with no plans for early adoption.

ICL Group Limited Consolidated Financial Statements 21

Notes to the Consolidated Financial Statements as of December 31, 2023

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

ICL Group Limited Consolidated Financial Statements 22

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 5 - Operating Segments

A.	General

1. Information on operating segments

ICL is a global specialty minerals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Growing Solutions.

Industrial Products – The Industrial Products segment produces bromine derived from a solution that is a by‑product of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for its own production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several grades of salt, magnesium chloride and some other specialty mineral products. Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

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

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 5 - Operating Segments (cont’d)

A.	General (cont’d)

1. Information on operating segments (cont'd)

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

The Growing Solutions segment develops, manufactures, markets and sells its products globally, mainly in South America, Europe, Asia, North America and Israel. It produces water soluble specialty fertilizers in Belgium, Israel and Spain, organic, ornamental horticulture, turf and landscaping products in the UK and the Netherlands, liquid fertilizers in Israel, Spain and China, straights soluble fertilizers in China and Israel, controlled‑release fertilizers in the Netherlands, Brazil and the United States, as well as secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants in Brazil.

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

ICL Group Limited Consolidated Financial Statements 24

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 5 - Operating Segments (cont’d)

B.	Operating segment data

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2023

Sales to external parties	1,206	1,973	2,274	2,047	36	-	7,536
Inter-segment sales	21	209	209	26	3	(468)	-
Total sales	1,227	2,182	2,483	2,073	39	(468)	7,536

Segment operating income (loss)	220	668	329	51	(13)	(37)	1,218
Other expenses not allocated to the segments							(77)
Operating income							1,141

Financing expenses, net							(168)
Share in earnings of equity-accounted investees							1
Income before income taxes							974

Depreciation and amortization	57	175	221	68	3	12	536

Capital expenditures	91	384	272	92	11	23	873

ICL Group Limited Consolidated Financial Statements 25

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 5 - Operating Segments (cont’d)

B.	Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2022

Sales to external parties	1,737	3,031	2,851	2,376	20	-	10,015
Inter-segment sales	29	282	255	46	3	(615)	-
Total sales	1,766	3,313	3,106	2,422	23	(615)	10,015

Segment operating income (loss)	628	1,822	777	378	(9)	(87)	3,509
Other income not allocated to the segments							7
Operating income							3,516

Financing expenses, net							(113)
Share in earnings of equity-accounted investees							1
Income before income taxes							3,404

Depreciation and amortization	61	166	189	70	3	9	498

Capital expenditures	90	346	259	101	9	17	822

ICL Group Limited Consolidated Financial Statements 26

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 5 - Operating Segments (cont'd)

B.	Operating segment data (cont'd)

	Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
	$ millions

For the year ended December 31, 2021

Sales to external parties	1,601	1,598	2,087	1,644	25	-	6,955
Inter-segment sales	16	178	167	26	3	(390)	-
Total sales	1,617	1,776	2,254	1,670	28	(390)	6,955

Segment operating income (loss)	435	399	294	135	(8)	(61)	1,194
Other income not allocated to the segments							16
Operating income							1,210

Financing expenses, net							(122)
Share in earnings of equity-accounted investees							4
Income before income taxes							1,092

Depreciation and amortization	65	148	207	62	2	-	484

Capital expenditures	74	270	228	74	6	17	669
Capital expenditures as part of business combination	-	-	-	377	-	-	377

ICL Group Limited Consolidated Financial Statements 27

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 5 - Operating Segments (cont'd)

C.	Information based on geographical location

The following table presents the distribution of ICL's sales by geographical location of the customer:

2023		2022		2021
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Brazil	1,530	20	2,200	22	1,178	17
USA	1,262	17	1,457	15	1,091	16
China	1,059	14	1,495	15	1,060	15
United Kingdom	428	6	448	4	386	6
Spain	348	5	365	4	280	4
Germany	340	5	417	4	345	5
Israel	274	4	344	3	291	4
France	254	3	305	3	270	4
India	196	3	505	5	213	3
Netherlands	171	2	264	3	127	2
All other	1,674	21	2,215	22	1,714	24
Total	7,536	100	10,015	100	6,955	100

ICL Group Limited Consolidated Financial Statements 28

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 5 - Operating Segments (cont'd)

C.	Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2023
Europe	432	624	719	746	20	(209)	2,332
Asia	361	539	603	257	14	(30)	1,744
South America	25	524	368	753	-	(5)	1,665
North America	349	260	614	138	2	(12)	1,351
Rest of the world	60	235	179	179	3	(212)	444
Total	1,227	2,182	2,483	2,073	39	(468)	7,536

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2022
Europe	574	698	881	880	18	(242)	2,809
Asia	664	1,008	817	286	-	(32)	2,743
South America	40	938	496	849	-	(8)	2,315
North America	401	365	654	166	1	(10)	1,577
Rest of the world	87	304	258	241	4	(323)	571
Total	1,766	3,313	3,106	2,422	23	(615)	10,015

ICL Group Limited Consolidated Financial Statements 29

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 5 - Operating Segments (cont'd)

C.	Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer: (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2021
Europe	530	430	611	727	23	(162)	2,159
Asia	597	478	617	206	1	(23)	1,876
South America	64	467	343	436	-	(5)	1,305
North America	363	209	491	127	1	(5)	1,186
Rest of the world	63	192	192	174	3	(195)	429
Total	1,617	1,776	2,254	1,670	28	(390)	6,955

ICL Group Limited Consolidated Financial Statements 30

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 5 - Operating Segments (cont'd)

C.	Information based on geographical location (cont'd)

The following table presents the distribution of the Company’s sales by geographical location of the main facilities from which they were produced.

For the year ended December 31
2023	2022	2021
$ millions	$ millions	$ millions

Israel	3,595	5,611	3,526
Europe	2,610	3,361	2,437
South America	1,482	1,994	1,095
North America	999	1,038	897
Asia	788	1,123	861
Other	52	61	56
	9,526	13,188	8,872
Intercompany sales	(1,990)	(3,173)	(1,917)
Total	7,536	10,015	6,955

The following table presents operating income by geographical location of the assets from which it was produced:

For the year ended December 31
2023	2022	2021
$ millions	$ millions	$ millions

Israel	857	2,668	863
Asia	130	221	179
South America	112	184	95
Europe	74	445	7
North America	45	131	71
Other	4	5	4
Intercompany eliminations	(81)	(138)	(9)
Total	1,141	3,516	1,210

ICL Group Limited Consolidated Financial Statements 31

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 5 - Operating Segments (cont'd)

C.	Information based on geographical location (cont'd)

The following table present the non-current assets by geographical location of the assets (*)

As of December 31
2023	2022
$ millions	$ millions

Israel	4,454	4,208
Europe	1,581	1,474
South America	456	407
Asia	441	461
North America	369	346
Other	5	4
Total	7,306	6,900

(*) Mainly consist of property, plant and equipment, intangible assets and non-current inventories.

Note 6 – Inventories

As of December 31
2023	2022
$ millions	$ millions

Finished products	1,117	1,348
Raw materials	329	490
Work in progress	174	233
Spare parts	157	128
Total inventories	1,777	2,199
Of which:
Non-current inventories - mainly raw materials (presented as non-current assets)	74	65
Current inventories	1,703	2,134

Note 7 - Prepaid expenses and other receivables

As of December 31
2023	2022
$ millions	$ millions

Government institutions	104	111
Current tax assets	67	53
Derivative instruments	53	10
Prepaid expenses	35	70
Receivables from equity-accounted investees sale	17	-
Other	87	79
	363	323

ICL Group Limited Consolidated Financial Statements 32

Notes to the Consolidated Financial Statements as of December 31, 2023

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

As of December 31
2023	2022
$ millions	$ millions

Current assets	278	267
Non-current assets	376	392
Current liabilities	(102)	(145)
Non-current liabilities	(43)	(48)
Equity	(509)	(466)

For the year ended December 31
2023	2022	2021
$ millions	$ millions	$ millions

Sales	546	723	528
Operating Income	105	146	105
Depreciation and amortization	33	34	38
Operating income before depreciation and amortization	138	180	143
Net Income	85	116	96
Total Comprehensive income	71	78	104

B. Business Acquisition and Divestiture

(1)
In the beginning of 2024, the Company completed the acquisition of Nitro 1000, a manufacturer, developer and provider of biological crop inputs in Brazil, for a consideration of $30 million. Nitro 1000’s products mainly target soybean, corn and sugar cane crops, and their application replaces or optimizes the use of fertilizers. These products help farmers increase profitability, as well as offer more sustainable options.

(2)
Further to the acquisition of Nobian’s holding in Sal Vesta (51%) in 2021, which was part of the partnership termination agreement between the Company and Nobian, in the first quarter of 2023 100% of the Company’s shares in Sal Vesta were sold to Salins Group for a consideration of $13 million. As part of the transaction, the Company engaged in a long-term take-or-pay supply agreement for all the vacuum salt produced at ICL Iberia.

ICL Group Limited Consolidated Financial Statements 33

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 9 – Other non-current assets

As of December 31
2023	2022
$ millions	$ millions

Surplus in employees' defined benefit plans (1)	112	97
Non-current inventories	74	65
Long term deposits	11	9
Receivables from equity-accounted investees sale	9	22
Investments in equity-accounted investees	2	3
Derivative designated as a cash flow hedge	1	19
Other	30	16
	239	231

(1)	See Note 16.

ICL Group Limited Consolidated Financial Statements 34

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 10 - Property, Plant and Equipment

A.	Composition

Land and buildings	Technical equipment and machinery	Dikes and evaporating ponds	Plants under construction (1)	Other	Right of use asset (2)	Total
$ millions

Cost
Balance as of January 1, 2023	1,086	7,865	1,834	518	1,144	533	12,980
Additions	35	455	179	(3)	78	94	838
Disposals	(4)	(98)	-	(2)	(4)	(51)	(159)
Translation differences	23	58	12	10	1	3	107
Balance as of December 31, 2023	1,140	8,280	2,025	523	1,219	579	13,766
Accumulated depreciation
Balance as of January 1, 2023	512	4,545	829	-	936	189	7,011
Depreciation	27	254	46	-	84	83	494
Disposals	(1)	(68)	-	-	(3)	(49)	(121)
Translation differences	6	34	10	-	1	2	53
Balance as of December 31, 2023	544	4,765	885	-	1,018	225	7,437

Depreciated balance as of December 31, 2023	596	3,515	1,140	523	201	354	6,329

(1) The additions are presented net of items for which construction has been completed and accordingly were reclassified to other categories in the “property, plant and equipment” section.

(2) The total additions were recorded against lease liabilities (IFRS 16).

ICL Group Limited Consolidated Financial Statements 35

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 10 - Property, Plant and Equipment (cont’d)

A.	Composition (cont'd)

Land and buildings	Technical equipment and machinery (3)	Dikes and evaporating ponds (3)	Plants under construction (1)	Other	Right of use asset (2)	Total
$ millions

Cost
Balance as of January 1, 2022	1,107	7,664	1,465	664	1,073	518	12,491
Additions	30	358	388	(128)	77	64	789
Disposals	(15)	(27)	-	-	-	(27)	(69)
Translation differences	(36)	(130)	(19)	(18)	(6)	(22)	(231)
Balance as of December 31, 2022	1,086	7,865	1,834	518	1,144	533	12,980
Accumulated depreciation
Balance as of January 1, 2022	502	4,410	797	-	881	147	6,737
Depreciation	35	243	47	-	59	74	458
Disposals	(7)	(25)	-	-	-	(27)	(59)
Translation differences	(18)	(83)	(15)	-	(4)	(5)	(125)
Balance as of December 31, 2022	512	4,545	829	-	936	189	7,011

Depreciated balance as of December 31, 2022	574	3,320	1,005	518	208	344	5,969

(1)	The additions are presented net of items for which construction has been completed and accordingly were reclassified to other categories in the “property, plant and equipment” section.

(2)	The total additions were recorded against lease liabilities (IFRS 16).

(3)

The Company conducted an evaluation of the expected remaining useful life of Property, Plant and Equipment at its facilities in Israel. This evaluation was based  on the Company's accumulated experience, ongoing maintenance practices and operational history of these facilities. The findings of this assessment, which was concluded in the third quarter, revealed that, due to the increasing adoption of new technologies and the implementation of operational excellence processes, the expected lifespan of certain Property, Plant, and Equipment exceeded their previously estimated useful life. As a result, the estimated useful life of the said assets was extended by 2‑5 years, effective from January 2023. The impact of this adjustment in 2023, is a reduction in depreciation expenses, of which $16 million was reflected in operating results, and $3 million was recorded as part of changes in inventory value.

ICL Group Limited Consolidated Financial Statements 36

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 11 - Intangible Assets

A.	Composition

Goodwill	Concessions and mining rights	Trademarks	Technology / patents	Customer relationships	Computer application	Others	Total
$ millions

Cost
Balance as of January 1, 2023	526	210	84	108	194	142	69	1,333
Additions	-	1	-	8	-	24	2	35
Disposals	-	-	-	-	-	(1)	-	(1)
Translation differences	23	-	2	3	6	1	2	37
Balance as of December 31, 2023	549	211	86	119	200	166	73	1,404
Amortization
Balance as of January 1, 2023	19	85	34	60	144	82	57	481
Amortization for the year	-	6	2	5	12	12	5	42
Translation differences	-	-	1	1	4	1	1	8
Balance as of December 31, 2023	19	91	37	66	160	95	63	531
				-
Amortized Balance as of December 31 ,2023	530	120	49	53	40	71	10	873

ICL Group Limited Consolidated Financial Statements 37

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 11 - Intangible Assets (cont'd)

A.	Composition (cont’d)

Goodwill	Concessions and mining rights	Trademarks	Technology / patents	Customer relationships	Computer application	Others	Total
$ millions

Cost
Balance as of January 1, 2022	522	215	88	97	203	124	70	1,319
Additions	-	2	-	9	-	20	2	33
Adjustment to PPA (1)	5	-	-	6	(6)	-	-	5
Translation differences	(1)	(7)	(4)	(4)	(3)	(2)	(3)	(24)
Balance as of December 31, 2022	526	210	84	108	194	142	69	1,333
Amortization
Balance as of January 1, 2022	20	80	34	58	131	74	55	452
Amortization for the year	-	6	2	5	15	9	3	40
Translation differences	(1)	(1)	(2)	(3)	(2)	(1)	(1)	(11)
Balance as of December 31, 2022	19	85	34	60	144	82	57	481
				-
Amortized Balance as of December 31 ,2022	507	125	50	48	50	60	12	852

(1)	In July 2022, the Company completed the ADS’s Purchase Price Allocation (PPA).

ICL Group Limited Consolidated Financial Statements 38

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 11 - Intangible Assets (cont'd)

B.	Total book value of intangible assets having defined useful lives and those having indefinite useful lives are as follows:

As of December 31
2023	2022
$ millions	$ millions

Intangible assets having a defined useful life	311	313
Intangible assets having an indefinite useful life	562	539
	873	852

Note 12 - Impairment Testing

Impairment testing for intangible assets with an indefinite useful life

Goodwill and intangible assets with an indefinite lifespan are not amortized on a systematic basis but, rather, are examined at least once a year for impairment.

The goodwill is not monitored for internal reporting purposes and, accordingly, it is allocated to the Company’s operating segments. The impairment test of the carrying amount of goodwill is conducted accordingly.

For impairment testing purpose, the trademarks with indefinite useful life were allocated to the cash-generating units, which represent the lowest level within the Company.

The carrying amounts of intangible assets with an indefinite useful life are as follows:

As of December 31
2023	2022
$ millions	$ millions

Goodwill
Phosphate Solutions	114	110
Industrial Products	91	90
Growing Solutions	289	271
Potash	20	20
Other	16	16
	530	507

Trademarks	32	32

	562	539

ICL Group Limited Consolidated Financial Statements 39

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 12 - Impairment Testing (cont’d)

Impairment testing for intangible assets with an indefinite useful life (cont’d)

In the third quarter of 2023, the Company conducted its annual impairment test of goodwill and did not identify any impairment. The recoverable amount of the operating segments was determined based on their value in use, which is based on an internal valuation of the discounted future cash flows generated from the continuing operations of the operating segments.

The future cash flow of each operating segment was based on the segment approved five-year plan, which includes segment estimations for revenues, operating income and other factors, such as working capital and capital expenditures. The segments' projections were based, among other on the assumed sales volume growth rates according to long-term expectations, internal selling prices and raw materials prices based on external data sources, when applicable and relevant.

The key assumptions used to calculate the operating segments' recoverable amounts are a nominal after‑tax discount rate of 10.6% and a long‑term growth rate of 2.6%, reflecting the industries and markets in which the Company is engaged.

ICL Group Limited Consolidated Financial Statements 40

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 13 - Credit from Banks and Others

A.	Composition

As of December 31
2023	2022
$ millions	$ millions

Short-term debt
From financial institutions	283	313
Current maturities of:
Debentures	441	116
Long-term loans from financial institutions	62	15
Lease Liability	72	68
	575	199
Total Short-Term debt	858	512
Long- term debt and debentures
Long term lease liability	276	270
Loans from financial institutions	734	721
	1,010	991

Marketable debentures	1,203	1,329
Non-marketable debentures	191	191
	1,394	1,520
	2,404	2,511
Less – current maturities of:
Debentures	441	116
Long-term loans from financial institutions	62	15
Lease liability	72	68
	575	199

Total Long- term debt and debentures	1,829	2,312

For further information, see Note 21.

ICL Group Limited Consolidated Financial Statements 41

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 13 - Credit from Banks and Others (cont’d)

B.	Yearly movement in Credit from Banks and Others (*)

As of December 31
2023	2022
$ millions	$ millions

Balance as of January 1	2,813	2,914
Changes from financing cash flows
Receipt of long-term debts	633	1,045
Repayment of long-term debt	(836)	(1,181)
Repayment of short-term credit	(25)	(21)
Interest paid	(125)	(113)
Receipt from transaction in derivatives, net	5	20
Total net financing cash flows	(348)	(250)
Initial recognition of lease liability	94	64
Interest expenses	164	148
Effect of changes in foreign exchange rates	18	(97)
Change in fair value of derivatives	26	67
Other changes	(64)	(33)
Balance as of December 31	2,703	2,813

(*) The balance includes Short-term debt, loans and debentures, derivatives on loans and debentures, and interest payables.

ICL Group Limited Consolidated Financial Statements 42

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 13 - Credit from Banks and Others (cont’d)

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

The Acquiring Company finances acquisition of the debts through a loan received from a financial institution that is not affiliated with the Company. The period during which the Subsidiaries are entitled to sell their trade receivables to the Acquiring Company is five years from the closing date of the transaction, both parties have the option, at the end of each year, to notify for the transaction's cancellation. Once the Company has transferred its trade receivables, it no longer has the right to sell them to another party. The selling price of the trade receivables is the amount of the debt sold, less the calculated interest cost based on the expected period between the sale date of the customer debt and its repayment date. Upon acquisition of the debt, the Acquiring Company pays part of the debt price in cash and the remainder in a subordinated note, which is paid after collection of the debt sold. The rate of the cash consideration varies depending on the composition and behavior of the customer portfolio. The Subsidiaries continue to handle the collection of the trade receivables included in the securitization transaction, on behalf of the Acquiring Company.

In addition, the Agreements set several conditions regarding the quality of the customer portfolios, which give the Lending Banks the option of terminating the undertaking or excluding the subsidiaries whose customer portfolios do not meet the provided conditions from the Agreements.

The trade receivables are fully presented in the Company's statements of financial position and the receipts received from the Acquiring Company are presented as a financial liability under short-term credit. As of December 31, 2023, utilization of the securitization facility within this framework amounted to $182 million (December 31, 2022 - $233 million).

ICL Group Limited Consolidated Financial Statements 43

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 13 - Credit from Banks and Others (cont’d)

D.	Information on material loans and debentures outstanding as of December 31, 2023:

Instrument type	Loan date	Original principal (millions)	Currency	Carrying amount ($ millions)	Interest rate	Principal repayment date	Additional information
Debentures - Series F	May 2018, December 2020	693	US Dollar	714	6.38%	May 2038	(2), (3)
Debentures - Series E	April 2016	1,569	Israeli Shekel	108	2.45%	2021- 2024 (annual installment)	Partially repaid (1), (3)
Debentures (private offering) – 3 series	January 2014	275	US Dollar	145 46	5.16% 5.31%	January 2024 January 2026	(2), (3), (5)
Debentures - Series G	January/May 2020	766	Israeli Shekel	198	2.40%	2022- 2034 (annual installment)	Partially repaid (1), (3)
Debentures - Series D	December 2014	184	US Dollar	184	4.50%	December 2024	(2), (3)
Sustainability linked loan (SLL)	September 2021	250	Euro	276	0.80%	September 2026	(4)
Loan - European Bank	September 2021	25	Euro	28	0.95%	June 2025
Loan-Israeli institutions	November 2013	300	Israeli Shekel	29	4.74%	2015-2024 (annual installment)	Partially repaid

ICL Group Limited Consolidated Financial Statements 44

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 13 - Credit from Banks and Others (cont’d)

D.	Information on material loans and debentures outstanding as of December 31, 2023: (cont’d)

Additional Information:

(1)
In March 2023, the Company repaid, as scheduled, NIS 392 million (approx. $108 million) of Series E Bond. In December 2023, the Company repaid NIS 15 million (approx. $4 million) of Series G Bond, as scheduled.

(2)	In June 2023, Fitch Ratings reaffirmed the Company’s long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term issuer default rating is stable.

(3)
In July 2023, S&P credit rating reaffirmed the Company’s international credit rating and senior unsecured rating of 'BBB-'. In addition, the S&P Maalot credit rating agency reaffirmed the Company’s credit rating of 'ilAA' with a stable rating outlook.

(4)
The loan includes three sustainability performance targets: (1) an annual 4% to 5% reduction in direct and indirect Scope 1 and Scope 2 CO2 emissions resulting from ICL global operations.(2) Through 2025, the Company is committed to adding a significant number of Tfs (Together for Sustainability) qualified vendors each year who meet criteria of management, environment, health and safety, labor and human rights, ethics, and governance and (3) for female to hold at least 25% of senior management roles, by the end of 2024. As of December 31, 2023, the Company is in compliance with the relevant sustainability performance targets.

(5)	In January 2024, the Company repaid $145 million private placement Bond, as scheduled.

(6)	As of December 31, 2023, the Company is in compliance with all its financial covenants set forth in its financing agreements. See item F below.

ICL Group Limited Consolidated Financial Statements 45

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 13 - Credit from Banks and Others (cont’d)

E.	Credit facilities:

Issuer	Group of international banks	European bank
Date of the credit facility	April 2023	December 2016
Date of credit facility termination	April 2028	May 2024
The amount of the credit facility	USD 1,550 million (1)	USD 30 million
Credit facility has been utilized	Euro 340 million	USD 30 million
Interest rate	Up to 33% use of credit: Euribor/ SOFR + 0.80%. From 33% to 66% use of credit: Euribor/ SOFR + 0.90% 66% or more use of credit: Euribor/ SOFR + 1.05%	SOFR + 1.06%
Loan currency type	USD and Euro loans	USD loans
Pledges and restrictions	Financial covenants - see Section F, a cross-default mechanism and a negative pledge (2)	Financial covenants - see Section F and a negative pledge.
Non-utilization fee	0.245%	-

(1)
In April 2023, the Company entered into a Sustainability-Linked Revolving Credit Facility Agreement made between ICL Finance B.V. and a consortium of twelve international banks for a $1,550 million credit facility. The Sustainability-Linked RCF replaced a previous revolving credit facility that was entered into in 2015, as amended and extended in 2018, and which was due to expire in 2025.

(2)
In line with ICL’s strategic commitment to sustainability, the Sustainability-Linked RCF follows ICL’s initial Sustainability-Linked Term Loan dated September 2021. The Sustainability-Linked RCF includes three Key Performance Indicators (KPIs) which have been designed to align with ICL’s sustainability goals: a reduction in Absolute Scope 1 & 2 GHG Emissions; an increase in the percentage of female representation among senior ICL management; and an increase in the number of valid TfS (Together for Sustainability initiative) scorecards obtained for ICL Group suppliers. Each of these goals will be assessed regularly during the term of the Sustainability-Linked RCF through third-party verification of ICL’s performance in these areas.

ICL Group Limited Consolidated Financial Statements 46

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 13 - Credit from Banks and Others (cont’d)

F.	Restrictions on the Group relating to the receipt of credit

As part of the loan agreements the Company has signed, various restrictions apply including sustainability performance targets and financial covenants, a cross‑default mechanism and a negative pledge.

Set forth below is information regarding the financial covenants applicable to the Company as part of the loan agreements and the compliance therewith. For the Company’s sustainability performance targets see item D(4) above.

Financial Covenants:

Financial Covenants (1)	Financial Ratio Required under the Agreement	Financial Ratio December 31,
2023

Total shareholder's equity	Equity above $2,000 million	$ 5,768 million
Ratio of EBITDA to the net interest expenses	Equal to or above 3.5	15.59
Ratio of the net financial debt to EBITDA	Less than 3.5	1.12
Ratio of certain subsidiaries loans to the total assets of the consolidated company	Less than 10%	2.69%

(1)
The examination of compliance with the financial covenants is based on the Company's consolidated financial statements. As of December 31, 2023, the Company complies with all of its financial covenants.

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

(2)	As of December 31, 2023, the total guarantees provided by the Company were in the amount of $142 million (December 31, 2022 - $127 million).

ICL Group Limited Consolidated Financial Statements 47

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 14 – Other Payables

As of December 31
2023	2022
$ millions	$ millions

Employees (1)	309	368
Current tax liabilities	170	177
Accrued expenses	91	98
Governmental (mainly in respect of royalties)	88	168
Income received in advance	17	41
Derivative instruments	7	44
Others	101	111
	783	1,007

(1)	Including post-employment liabilities in the amount of $22 million and $26 million as of December 31, 2023 and 2022, respectively. See note 16.

Note 15 - Taxes on Income

A.	Taxation of companies in Israel

The current and deferred taxes expenses of Israeli entities are booked under the applicable tax rates below:

1.	Income tax rate

The Israeli statutory primary income tax rate is 23%.

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter – the Encouragement Law)

a)	Beneficiary Enterprises

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

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 15 - Taxes on Income (cont'd)

A.	Taxation of companies in Israel (cont'd)

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (cont'd)

a)	Beneficiary Enterprise (cont'd)

In November 2021, the Israeli Economic Efficiency Law for the years 2021 and 2022 was published, which consists of numerous legislative amendments and arrangements, including an amendment to Section 74 of the Encouragement Law, (hereinafter - the amendment).

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

In December 2021, the Company recognized a tax provision for the release of trapped earnings in the total amount of $47 million. No additional tax provision is required in respect of the unreleased trapped earnings which as of December 31, 2023, amounted to about NIS 950 million ($262 million).

b)	Preferred Enterprises

In December 2010, the Israeli Knesset approved the Economic Policy Law for 2011-2012, whereby the Encouragement law, was amended (hereinafter – the Amendment). The Amendment is effective from January 1, 2011 and its provisions apply to preferred income, derived or accrued by a Preferred Enterprise, as defined in the Amendment, in 2011 and thereafter.

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

Notes to the Consolidated Financial Statements as of December 31, 2023

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

Notes to the Consolidated Financial Statements as of December 31, 2023

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

Limitations on the Natural Resources Tax – the Natural Resources Tax will only apply to profits deriving from the actual production and sale of each of the following resources: potash, bromine, magnesium and phosphates, and not to the profits deriving from the downstream industrial activities. Calculation of the Natural Resources Tax will be made separately for every mineral mining concession. Nonetheless, regarding magnesium, it was provided that commencing from 2017, upon sale of Carnalite by DSW to magnesium and reacquisition of a Sylvinite by-product by DSW, magnesium will charge DSW $100 per tonne of potash, which is produced from the Sylvinite (linked to the CPI).

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

Regarding the bromine resource, the sale price of bromine sold to related parties, in and outside of Israel, who use the bromine for bromine compounds manufacturing activities, shall be, in each tax year, the higher of:

1)	Actual price in the sale transaction.

2)	A price which will provide an operating profit for the bromine compounds manufacturer of 12% out of the revenue it generates from bromine compounds sales.

ICL Group Limited Consolidated Financial Statements 51

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 15 - Taxes on Income (cont'd)

A.	Taxation of companies in Israel (cont'd)

4.	Taxation of Profits Natural Resources: (cont'd)
4.2	Imposition of Surplus Profit Levy (cont'd)

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

Assessment agreement - Surplus Profit Levy

In June 2022, a settlement agreement was signed with the Israeli Tax Authority which provides final assessments for the tax years 2016-2020, as well as outlines understandings for the calculation of the surplus profit levy for the years from 2021 onwards. As a result, in 2022 the Company recorded tax expenses for prior years in the amount of about $188 million.

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

ICL Group Limited Consolidated Financial Statements 52

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 15 - Taxes on Income (cont'd)

B.	Taxation of non-Israeli subsidiaries

Subsidiaries incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence. The principal tax rates applicable to the major subsidiaries outside Israel are as follows:

Country	Tax rate	Note
Brazil	34%
Germany	29%
United States	26%	(1)
Netherlands	25.8%
Spain	25%
China	25%
United Kingdom	25%	(2)

(1)	The tax rate is an estimated average and includes federal and states tax. Different rate may apply in each specific year, as a result of different allocation of income between the different states.

(2)	The tax rate in the UK was increased from 19% to 25% since April 1, 2023.

C.	Carried forward tax losses

As of December 31, 2023, the balances of the carryforward tax losses of subsidiaries for which deferred taxes were recorded, is about $476 million (December 31, 2022 – about $384 million).

As of December 31, 2023, the balances of the carryforward tax losses to future years of subsidiaries for which deferred taxes were not recorded, is about $206 million (December 31, 2022 – about $109 million).

As of December 31, 2023, the capital losses for tax purposes available for carryforward to future years for which deferred taxes were not recorded is about $152 million (December 31, 2022 – about $142 million).

D.	Tax assessment

The Company and the main operational companies in Israel (DSW, Rotem, Bromine, DSM, and BCL), have received final tax assessments up to and including 2019. Other companies in Israel received final tax assessments up to and including 2018. The main subsidiaries outside of Israel have final tax assessments up to and including 2015 - 2019.

ICL Group Limited Consolidated Financial Statements 53

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 15 - Taxes on Income (cont'd)

E.	Deferred income taxes

1. The composition of the deferred taxes and the changes therein, are as follows:

	In respect of financial position				In respect of carry forward tax losses	Total
	Depreciable property, plant and equipment and intangible assets	Inventories	Provisions for employee benefits	Other
	$ millions
Balance as of January 1, 2022	(421)	39	73	(16)	88	(237)
Changes in 2022:
Amounts recorded in the statement of income	(127)	33	4	31	35	(24)
Amounts recorded to a capital reserve	-	-	(12)	4	-	(8)
Translation differences	1	-	(1)	-	(4)	(4)
Balance as of December 31, 2022	(547)	72	64	19	119	(273)
Changes in 2023:
Amounts recorded in the statement of income	(46)	(22)	(5)	(4)	19	(58)
Amounts recorded to a capital reserve	-	-	(8)	(4)	-	(12)
Translation differences	(3)	-	1	4	4	6
Balance as of December 31, 2023	(596)	50	52	15	142	(337)

2. The currencies in which the deferred taxes are denominated:

	As of December 31
	2023	2022
	$ millions	$ millions
Israeli Shekels	(420)	(368)
Euro	38	51
Brazilian Real	24	28
British Pound	11	16
U.S Dollar	1	(8)
Other	9	8
	(337)	(273)

ICL Group Limited Consolidated Financial Statements 54

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 15 - Taxes on Income (cont'd)

F.	Taxes on income included in the income statements

1.	Composition of income tax expenses (income)
	For the year ended December 31
	2023	2022	2021
	$ millions	$ millions	$ millions
Current taxes	251	869	145
Deferred taxes	47	45	22
Taxes in respect of prior years	(11)	271	93
	287	1,185	260

2.	Theoretical tax

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates in Israel (see A(2) above) and the tax expense presented in the statements of income:

	For the year ended December 31
	2023	2022	2021
	$ millions	$ millions	$ millions
Income before taxes on income, as reported in the statements of income	974	3,404	1,092
Statutory tax rate (in Israel)	23%	23%	23%
Theoretical tax expense	224	783	251
Add (less) – the tax effect of:
Surplus Profit Levy tax	62	265	-
Reduced tax due to tax benefits	(17)	(95)	(64)
Differences deriving from additional deduction and different tax rates applicable to foreign subsidiaries	(32)	1	(10)
Tax on dividend	4	5	3
Deductible temporary differences and their reversal (including carryforward losses) for which deferred taxes assets were not recorded and non–deductible expenses	52	(29)	(8)
Taxes in respect of prior years*	(11)	271	93
Differences in measurement basis	2	(21)	(8)
Other differences	3	5	3
Taxes on income included in the income statements	287	1,185	260

* For 2022, included the settlement agreement related to surplus profit levy, as described above.

ICL Group Limited Consolidated Financial Statements 55

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 15 - Taxes on Income (cont'd)

G.	Taxes on income relating to items recorded in equity
	For the year ended December 31
	2023	2022	2021
	$ millions	$ millions	$ millions
Tax recorded in other comprehensive income
Actuarial gains from defined benefit plan	(8)	(12)	(22)
Change in investments at fair value through other comprehensive income	-	-	(21)
Change in fair value of hedging derivatives	(4)	4	-
Taxes in respect of exchange rate differences on equity loan to a subsidiary included in translation adjustment	(9)	(11)	(1)
Total	(21)	(19)	(44)

Note 16 - Employee Benefits

A.	Composition

Composition of employee benefits:

As of December 31
2023	2022
$ millions	$ millions

Fair value of plan assets	453	432
Termination benefits	(64)	(86)
Defined benefit obligation	(653)	(664)
	(264)	(318)

Composition of fair value of the plan assets:

As of December 31
2023	2022
$ millions	$ millions

Equity instruments
With quoted market price	138	126
Without quoted market price	38	40
	176	166
Debt instruments
With quoted market price	240	232
Without quoted market price	13	10
	253	242
Deposits with insurance companies	24	24

	453	432

ICL Group Limited Consolidated Financial Statements 56

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 16 - Employee Benefits (cont'd)

B.	Severance Pay

1.	Israeli companies

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

(2)
Some subsidiaries have signed plans with funds – and with a pension fund for some of the employees – under which such subsidiaries make current deposits with that fund which releases them from their liability for making pension payments under the labor agreements to their employees upon reaching a retirement age. The amounts funded are not reflected in the statements of financial position, since they are not under the control and management of the subsidiaries.

ICL Group Limited Consolidated Financial Statements 57

Notes to the Consolidated Financial Statements as of December 31, 2023

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

E.	Movement in net defined benefit obligation and in its components:

Fair value of plan assets		Defined benefit obligation		Defined benefit obligation, net
2023	2022	2023	2022	2023	2022
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Balance as of January 1	432	648	(664)	(993)	(232)	(345)
Income (costs) included in profit or loss:
Current service costs	-	-	(15)	(23)	(15)	(23)
Interest income (expenses)	20	12	(31)	(20)	(11)	(8)
Past service cost	-	-	(1)	-	(1)	-
Effect of movements in exchange rates, net	(6)	(32)	10	56	4	24
Included in other comprehensive income:
Actuarial profits (losses) deriving from changes in financial assumptions	-	-	24	230	24	230
Other actuarial gains	8	(147)	-	-	8	(147)
Change with respect to translation differences, net	12	(34)	(15)	43	(3)	9
Other movements:
Benefits received (paid)	(19)	(20)	39	43	20	23
Employer contribution	6	5	-	-	6	5
Balance as of December 31	453	432	(653)	(664)	(200)	(232)

The actual return on plan assets in 2023 is $ 28 million, compared with $(135) million in 2022.

F.	Actuarial assumptions

Principal actuarial assumptions as of the reporting date (expressed as weighted averages):

For the year ended December 31
2023	2022	2021
%	%	%

Discount rate as of December 31	4.9	4.7	2.1
Future salary increases	3.6	3.9	3.9
Future pension increase	2.6	2.8	2.3

ICL Group Limited Consolidated Financial Statements 58

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 16 - Employee Benefits (cont'd)

G.	Sensitivity analysis

Assuming all other assumptions remain constant, the following reasonably possible changes affect the defined benefit obligation as of the date of the financial statements in the following manner:

December 2023
Decrease 10%	Decrease 5%	Increase 5%	Increase 10%
$ millions

Significant actuarial assumptions
Salary increases	(10)	(5)	5	10
Discount rate	28	14	(14)	(28)
Mortality table	14	7	(7)	(14)

The assumptions regarding the future mortality rates are based on published statistics and accepted mortality tables.

H.	The Effect of the plans on the Company's future cash flows

The expenses recorded in respect of defined contribution plans in 2023 are $38 million (compared with $39 million in 2022).

The Company estimates that the expected deposits in 2024 to fund defined benefit plans are about $8 million.

As of December 31, 2023, the Company estimates that the life of the defined benefit plans, based on a weighted average, is about 11 years compared to the weighted average in 2022.

I.	Long-term incentive plan

(1)
In February 2023, the Company’s HR & Compensation Committee and the Board of Directors approved a new biennial equity grant for the years 2023-2024 in the form of options exercisable to the Company's ordinary shares. For further information, see Note 19.

(2)
In November 2021, Company's HR & Compensation Committee and the Board of Directors approved a new Cash LTI plan, according to which, other senior managers will be awarded a cash incentive in 2025, the fair value at the grant date is about $37 million. The grant is subject to achievement of certain financial targets over the three years and can be affected by the change in share price.

ICL Group Limited Consolidated Financial Statements 59

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 17 – Provisions

A.	Composition and changes in the provision

Site restoration and equipment dismantling (1)	Legal claims	Other	Total
$ millions

Balance as of January 1, 2023	228	45	42	315
Provisions recorded during the year	13	3	9	25
Provisions reversed during the year	-	(3)	(10)	(13)
Payments during the year	(20)	(1)	(1)	(22)
Translation differences	3	1	-	4
Balance as of December 31, 2023	224	45	40	309

(1)	Main items under 'Site restoration and equipment dismantling':

a.
Spain – In 2018, a restoration plan was approved for the Suria and Sallent sites, which included a plan for handling the salt piles and dismantling of facilities. The restoration plan for the Suria site is scheduled to extend until 2095, and for the Sallent site up to 2072.

Estimation of the projected costs for the closure and restoration of the Sallent site – the main portion of the estimated costs for closure and restoration is attributed to restoration of the salt pile. The Company is treating the salt pile, by both utilizing the salt for production and sale for, among others, de-icing purposes, and by processing the material and removing it to the sea via a Collector. As of December 31, 2023, the total provision for the closure and restoration of the Sallent site amounts to $74 million. The estimation is based on a long-term forecast, covering a period of more than 49 years, along with observed estimates and, therefore, the actual costs that may be required to restore the Sallent site may differ, even substantially, from the current provision. In the Company's estimation, the provision in its books reflects the best estimate of the expense required to settle this obligation.

b.
Rotem Israel – as of December 31, 2023, according to the Company's estimation, the provision for the restoration of the mining sites and waste repositories, for Rotem Israel's operations, amounted to $76 million. The provision is measured based on the present value of the cash flows, which relies on the Company's estimation of the future expense required for the restoration of the mining sites. The actual costs that may be required may differ, even substantially, from the current provision, as a result of the inherent complexity of such estimation, the Company's future decisions regarding the facilities and regulatory requirements.

c.
Bromine Israel (Neot Hovav) – pursuant to the Ministry of Environmental Protection, the Company is required to treat both solid waste of past periods which is stored in a designated defined area on the site's premises, and currently-produced waste created during the ongoing production processes in the plant. Waste treatment is partly conducted through a hydro-bromine acid recovering facility (BRU), operated by the Company. Part of the waste is sent for external designated treatment. As of December 31, 2023, the provision for prior periods waste treatment amounted to $24 million. In the Company's estimation, based on the information currently available to it, the provision included in its financial statements covers the estimated cost for treating prior periods waste.

ICL Group Limited Consolidated Financial Statements 60

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 18 - Commitments, Concessions and Contingent Liabilities

A.	Commitments

(1)
Several of the Group’s subsidiaries have entered into agreements with suppliers for the purchase of raw materials and energy in the ordinary course of business, for various periods ending on December 31, 2036. As of December 31, 2023, the total amount of the commitments is about $2.3 billion. This amount includes the agreements described below.

(2)
Several of the Group’s subsidiaries have entered into agreements with suppliers for the acquisition of property, plant and equipment. As of December 31, 2023, the subsidiaries have capital expenditures commitments of about $712 million. This amount includes the agreements described below.

(3)
As part of the collaboration between ICL's subsidiary in Spain (ICL Iberia) and the government of Catalonia to achieve environmental sustainability goals, the Company has undertaken to carry out restoration of the salt piles at its sites, mainly by processing and removing them to the sea via a collector. In 2021, the Company signed an agreement with the Catalan Water Agency for the construction and operation of a collector. The main highlights of the agreement include, among other things, guidelines by which the project will be managed, financing aspects of the project, the definition of project costs and determination of the operational maintenance mechanism, including usage costs. Based on said agreement and Spain's water law, it was determined that ICL Iberia will assume up to 90% of the project's cost (approximately $110 million) which will be paid throughout the construction and operating periods. Construction, which has already begun, is expected to be extended until early 2027 and the operational period is expected to be over 25 years.

(4)
In 2017, the Company entered into a gas purchase agreement with Energean Israel Limited (hereinafter - Energean) who holds a license for the development of the Karish and Tanin gas reservoirs. Pursuant to the agreement, Energean will supply the Company with up to 13 BCM of natural gas (NG), valued at $2 billion, over a period of 15 years commencing with the commercial operation of Karish, which occurred in April 2023 after continued delays. The NG from the reservoirs is utilized to operate ICL’s factories and power stations in Israel. In the fourth quarter of 2023, the Company and Energean reached a settlement agreement, determining compensation for the continued delays, in an amount immaterial to the Company’s results.

(5)
In 2020, the Company entered into a long-term lease agreement with a third party according to which ICL will lease an office building in Be'er Sheva Israel for a period of 15 years, with a 10-year extension option, at an annual rent of about $3.7 million. The lease period is expected to commence in 2025 (upon the completion of the building’s construction).

ICL Group Limited Consolidated Financial Statements 61

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 18 - Commitments, Concessions and Contingent Liabilities (cont’d)

A.	Commitments (cont'd)

(6)
The Articles of Association of the Company and its Israeli subsidiaries include provisions that permit exemption, indemnification and insurance of liability of officers and directors, all in accordance with the provisions of the Companies Law.

The Company, with the approval of its HR & Compensation Committee, the Board of Directors and the shareholders, granted its officers and directors a letter of exemption and indemnification, and also maintains an insurance policy, covering directors' and officers' liability, which is renewed annually. The directors' and officers' liability insurance and the exemption and indemnity undertaking do not apply to those cases specified in Section 263 of the Companies Law. The exemption is from liability for damages caused and/or that will be caused, by those officers and directors due to a breach of duty to the Company. Regarding directors who are office holders of Israel Corp., who may serve from time to time, on January 5, 2021, the shareholders approved an extension of the period for exemption and indemnification entered into with such office holders for an additional nine years commencing November 30, 2020, provided that the exemption shall not apply to liabilities arising in connection with a transaction or resolution in which a controlling shareholder or an office holder, including an office holder who is other than the office holder party to the agreement, has a personal interest (within the meaning of the Companies Law).

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

ICL Group Limited Consolidated Financial Statements 62

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 18 - Commitments, Concessions and Contingent Liabilities (cont’d)

B.	Concessions (cont'd)

(1)	DSW (cont'd)

As per section 24 (b) of the Supplement to the Concession Law, capital investments made within the 10-year period prior to the end of the concession require the prior consent of the Government, unless they can be fully deducted for tax purposes before the end of the concession period. However, the Government's consent to any fundamental investment that may be necessary for the proper operation of the plant will not be unreasonably delayed or denied.

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

The consolidated Financial Statements were prepared under management's assumption that it is more likely than not, that DSW will continue to operate the relevant assets for their remaining useful lives, which extends beyond the term of the current concession period, by obtaining a renewed concession or by operating the assets for an alternative holder. The consolidated depreciation expenses in 2023, relating to the assets located within the concession area, amounted to about $111 million.

ICL Group Limited Consolidated Financial Statements 63

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 18 - Commitments, Concessions and Contingent Liabilities (cont’d)

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

DSW granted a sub‑concession to Dead Sea Bromine Ltd. to produce bromine and its compounds from the Dead Sea, the expiration date of which is concurrent with the DSW concession. The royalties in respect of the products manufactured by Dead Sea Bromine are received by DSW, which then pays them to the State of Israel. Royalties are also paid by Dead Sea Magnesium based on carnallite used for production of magnesium.

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

Mining Concession and Licenses

Rotem Israel has a unified mining concession which includes the Rotem Field, including Hatrurim, and Zafir Field, including Oron-Zin, until the end of 2024. In order to comply with the concession's provisions, the Company undertook, among other things, to assure that Rotem meets its existing obligations to rehabilitate its mining and plants areas according to outlined requirements attached to the unified concession, as well as by means of a bank guarantee in the amount of $19 million.

In the fourth quarter of 2023, Rotem Israel submitted a bid in the tender for a new mining concession held by the Ministry of Energy. In addition, it was granted an exploration license for all the Company's phosphate sites, included in the existing concession.

As part of the Company’s efforts to locate phosphate rock resources in Israel, in January 2022, the Ministry of Energy granted Rotem Israel an exploration license for phosphate in an area of 263 acres, north of the Oron Concession. In December 2022, following the completion of a geological survey, the Company received a discovery certificate, which gives it the exclusive right to request a mining license in that area. The Company is working to apply for a concession for approximately 76.6 acres and consequently mining activity is expected to continue at least until 2025.

ICL Group Limited Consolidated Financial Statements 64

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 18 - Commitments, Concessions and Contingent Liabilities (cont’d)

B.	Concessions (cont'd)

(2)	Rotem Israel (cont'd)

Lease Agreements

Rotem Israel has two lease agreements in effect until 2024 and 2041 as well as an additional lease agreement for the Oron plant, which expired in 2017. As of the reporting date, the Company has an agreement in principle, with the Israel Land Authority - Southern Region, regarding the receipt of a lease agreement for Oron plant until the end of 2025.

Mining Royalties

According to the terms of the concession, Rotem Israel is required to pay royalties to the State of Israel for Phosphate mining.

In accordance with the Mines Ordinance (Third Addendum A), the royalty rate for production of phosphates is 5% of the value of the quarried material. In 2021, the Ministry of Energy issued an amendment to the Third Addendum A, which anchors and clarifies the basis for calculating the royalties and its components.

Zoning

The mining and quarrying activities require a zoning approval of the site based on a plan in accordance with the Israeli Planning and Building Law, 1965. Such plans are updated, as needed. As of the reporting date, there are various requests, at different stages of deliberations pending, for consideration the planning authorities.

Zin-Oron area - In 2016, the District Board of the Southern District approved a detailed site plan for mining phosphates in the Zin‑Oron area. This plan, which covers an area of about 350 square kilometers, will permit the continued mining of phosphate located in the Zin valley and in the Oron valley for a period of 25 years or until the exhaustion of the raw material – whichever occurs first, with the possibility for extension (under the authority of the District Planning Board).

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

ICL Group Limited Consolidated Financial Statements 65

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 18 - Commitments, Concessions and Contingent Liabilities (cont’d)

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

At the end of 2021, the Housing Cabinet, approved once again the amended NOP 14B, following which the (former) Minister for Environmental Protection submitted a request for a government review of past decisions prior to promoting the Barir Detailed NOP. In accordance with the decision of the Ministry of the Interior, a deliberation of the matter should have been held by July 2022. As of the reporting date, the deliberation has not yet occurred. The Company is in continuous discussions with the relevant regulators to ensure the deliberation is held as soon as possible.

According to the Company's assessment, the estimated useful life of Rotem's phosphate rock reserves in its existing mining areas is limited to a few years. The Company is working to promote suitable alternatives for future phosphate operations at Rotem Israel and to obtain required permits and approvals, including by conducting pilots to adapt various potential types of phosphate rock for the Company’s products as part of an effort to utilize and increase existing phosphate reserves.

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

ICL Group Limited Consolidated Financial Statements 66

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 18 - Commitments, Concessions and Contingent Liabilities (cont’d)

B.	Concessions (cont'd)

(2)	Rotem Israel (cont'd)

Other regulations

•
Emission Permit - In January 2024, a new emission permit was issued to Rotem Israel under the Israeli Clean Air Act (hereinafter - the Law) valid until January 2031. The Company is in active discussions with the Israeli Ministry of Environmental Protection (MoEP) to assure adherence to all stipulations outlined in the permit, including the conditions specified in an administrative order under Section 45 of the Law, and to achieve satisfactory resolutions to notable timeline execution challenges for a limited number of projects.

•
Phosphogypsum storage - In 2021, a new Urban Building Plan was approved, the main objectives of which are to regulate areas for phosphogypsum storage reservoirs. Due to the ambiguity of the guidelines regarding the calculation of building permit fees, the Company signed a settlement agreement with the Tamar Regional Council, in August 2023, which had no material impact on the Company's financial results.

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

(4)	United Kingdom

A.
ICL Boulby, ICL's subsidiary in the UK, holds onshore and offshore mineral leases and licenses, allowing for the extraction of diverse minerals, in addition to numerous easements and rights of way from private landowners. The offshore mineral field is leased from The Crown Estate on a production royalty basis and includes provisions to explore and exploit all targeted and known polyhalite and salt mineral resources of interest to ICL Boulby.

ICL Boulby has actively engaged in negotiations with the private property owners and has successfully secured the recent renewals of most of the existing lease agreements, as well as purchased the minerals of one lease area on a freehold basis.

The renewal of part of the remaining leases was referred to the High Court of Justice in London for a decision regarding the calculation mechanism. The Company estimates that the proceedings will be concluded by the end of 2024. Additional leases, which are still being negotiated, will continue to operate under the terms of the previous leases.

Historically, the renewal of leases has not been problematic. ICL Boulby is confident in the renewal of all land and mineral leases, as required, and expects to have or obtain all government approvals and permits necessary for exploiting all targeted mineral resources.

ICL Group Limited Consolidated Financial Statements 67

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 18 - Commitments, Concessions and Contingent Liabilities (cont’d)

B.	Concessions (cont'd)

(4)	United Kingdom (cont'd)

In 2022, the North York Moor National Planning Authorities (hereinafter - NYMNPA) granted planning permission for Polyhalite and Salt extraction until 2048. To comply, ICL Boulby was required to produce management plans for NYMNPA approval. As of the reporting date, all required plans are completed, except for one pending dual approval from both Redcar and Cleveland Borough Council and NYMNPA.

With respect to the mining royalties, ICL Boulby pays royalties of 2.3% which in 2023 amounted to $2.6 million.

B.
A UK subsidiary within the Growing Solutions segment (hereinafter – Everris Limited) operates peat mines in the UK (Creca, Nutberry and Douglas Water). Peat is used as a component in the production of professional growing media. All sites are owned by Everris Limited. The extraction permits for Creca was granted until the end of 2051. Mining activity in Nutberry and Douglas Water will cease at the end of 2024, following the expiration of their permits.

(5)	YPH - China

Mining Concessions

YPH, ICL's subsidiary in China, which is equally owned with Yunnan Phosphate Chemicals Group Corporation Ltd. ("YYTH"), holds a phosphate mining license that was issued in 2015 by the Division of Land and Resources of the Yunnan district in China for the Haikou Mine (hereinafter – Haikou) which the Company operates, and which is valid until January 2043. In addition, the Company held an unutilized mining license for the Baitacun mining site which expired in April 2023. In 2022, the Company completed a risk survey to assess the feasibility and profitability of this mining site and is currently working to renew its license for an additional ten years.

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

ICL Group Limited Consolidated Financial Statements 68

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 18 - Commitments, Concessions and Contingent Liabilities (cont’d)

B.	Concessions (cont'd)

(5)	YPH – China (cont'd)

Natural Resources Royalties

With respect to the mining rights, in accordance with China "Natural Resources Tax Law", YPH pays royalties of 8% on the selling price based on the market price of the rock prior to its processing. The total royalties for 2023 are about $4.7 million.

C.	Contingent liabilities

(1)	Ecology

A.
In 2017, three applications for certification of claims as class actions were filed against the Company and in 2018 such additional application was filed by the Nature and Parks Authority (hereinafter – NPA), all as a result of a partial collapse of a dyke in an evaporation pond at Rotem Amfert Israel which resulted in contamination of the Ashalim Stream and its surrounding area.

In 2022, a mediation process was held between Rotem Israel and the Israeli Nature and Parks Authority, as well as all other applicants in the proceedings. In May 2023, a settlement agreement was signed between the parties and consequently approved by the District Court, despite an objection, granting it the force of a judgment. According to the settlement, the total amount of compensation for, among others, the restoration of the Ashalim Stream and its surroundings, is approximately $33.5 million, including past restoration expenses, legal expenses and other expenses.

In July 2023, an appeal was filed against the District Court's ruling, claiming, among other things, that this agreement is allegedly unreasonable. In January 2024, the Supreme Court rejected the appeal, granting it the force of a judgment thus concluded the proceedings.

In May 2018, the Company was served with a motion for discovery and pursual of documents (hereinafter – the Motion), filed with the Tel Aviv District Court, by a shareholder of the Company (hereinafter – the Movant), as a preliminary proceeding in preparation for the possible filing of an application for certification of a multiple derivative action against officers of the Company and Rotem Israel who, according to the Movant, caused the alleged damages incurred and to be incurred by the Company as a result of the Ashalim incident. In 2018, the parties reached an arrangement, according to which, the legal proceedings will be delayed until the relevant investigation's materials are provided to the Company by the investigating authority. Following the Supreme Court ruling in the above class action, it was agreed that the legal proceedings will be delayed until May 2024. As of the reporting date, such investigative materials have not yet been received. Considering the proceedings are in an early stage and even suspended, there is a difficulty in estimating their outcome.

ICL Group Limited Consolidated Financial Statements 69

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 18 - Commitments, Concessions and Contingent Liabilities (cont’d)

C.	Contingent liabilities (cont'd)

(1) Ecology (cont'd)

B.
In June 2022, an unexpected flow of brine was discovered above ground at the outskirts of an alluvial fan area, which, according to initial tests by the Company, appears to have resulted from a combination of seepage from the feeder canal of ICL Dead Sea’s pumping station P-9 (hereinafter P-9) and unique ground conditions, which, according to the Company's estimation does not exceed the approved design specifications of P-9. The Company installed sealing sheets over an approximately 2km long section of the 15km feeder canal in the area of the fan, according to the request of the Israeli Nature and Parks Authority.

Following the event, a hearing process was held as part of which the District Manager of the Ministry of Environmental Protection recommended opening an investigation by the Green Police. The Company is not aware of any such investigation.

C.
In 2017, the Israeli Water Law was amended, according to which saline water of the kind produced for Dead Sea plants by the Company's own water drilling is charged with water fees. In October 2021, as a response to the Company’s objection to the charges relating to water drilling within the concession area, the Water Authority informed the Company that water fees will not be charged for water production within the concession area. This decision was based on the opinion of the Ministry of Justice, according to which the royalty's arrangement established in the Dead Sea Concession Law, 5771-1961, is the sole arrangement for collecting payment for the right to extract water in the concession area, and, therefore, it is not legally possible to impose additional charges for water fees in addition to the royalties (hereinafter – the Opinion). In September 2022, the Company was presented with two petitions filed in Israel’s Supreme Court, one by Adam Teva V’Din, and the second by Lobby 99 Ltd., against the Water Authority, Israel’s Attorney General, the Ministry of Justice, Mekorot Water Company Ltd. and the Company.

As part of the petitions, the petitioners requested that the Supreme Court rule that the Opinion is incorrect and, therefore, the Company should be obliged to pay water fees for water extracted from wells in the concession area in addition to the payment of royalties beginning from the date of the amendment to the Water Law enacted in 2018. Accordingly, the petitioners requested that the Supreme Court order the Water Authority to collect water fees from the Company for the period between 2018-2020, which according to one of the petitioners, allegedly amounts to $24 million. In October 2022, a decision was made to hold a consolidated hearing regarding both petitions. In May 2023, the Supreme Court imposed a conditional order, instructing the State justify why ICL should not be required to pay water fees for water produced within the concession area. After several requests for an extension on behalf of the State, on February 13, 2024, the State was granted an extension for the submission of its position, despite objections from the petitioners, to March 20, 2024. The Company rejects the claims made in the petitions and believes it is more likely than not that its position will be accepted.

ICL Group Limited Consolidated Financial Statements 70

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 18 - Commitments, Concessions and Contingent Liabilities (cont’d)

C.	Contingent liabilities (cont'd)

(1) Ecology (cont'd)

D.
In 2021, a decision was rendered by the Israel Water Authority, despite the Company's objection, that the Company's status should be changed to a "Consumer-Producer", as defined in the Water Law, commencing with the Water Authority's production license, issued to the Company for 2021. In December 2023, after the Company’s appeal was rejected by the Water Court, the Company appealed against this decision to the Supreme Court. The Company has a sufficient provision in its financial statements.

Concurrently, in 2022, the Movement for the Quality of Government in Israel (hereinafter - MQG) filed an appeal in which the Water Court was petitioned to compel the Water Authority to apply the change in classification of the Company as early as 2018. In January 2024, the Water Court accepted the Company's request that the procedure regarding the appeal by MQG should be delayed until a final decision is rendered from the Supreme Court on the Company’s appeal relating to the "Consumer-Producer" status. The assessment of the Company is that it is more likely than not that the appeal filed by MQG will be rejected.

E.
In 2020, an application for a class action was filed in the Beer Sheva District Court in Israel against the Company, the Company's subsidiary, Rotem Israel, and certain of the Company's present and past office‑holders by a number of local residents in the Arava region in the south of Israel (hereinafter – the Applicants). The Applicants claim that discharge, leakage and seepage of wastewater from ICL's Zin site allegedly caused various environmental hazards to the Zin stream, which resulted in damage to various groups in Israel’s population, including: the Israeli public whose property is Zin stream; those who avoided visiting Zin stream due to the environmental hazards; visitors of Zin stream who were exposed to the aforementioned hazards and the residents of the area near Zin stream who were affected by the hazards. Accordingly, the Applicants request several remedies, including restitution and compensation for the damage that they claim was caused to the various groups in a minimum amount of NIS 3 billion (approximately $933 million), the majority of which relates to compensation for claimed consequential damages.

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

ICL Group Limited Consolidated Financial Statements 71

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 18 - Commitments, Concessions and Contingent Liabilities (cont’d)

C.	Contingent liabilities (cont'd)

(1) Ecology (cont'd)

F.
In September 2023, a request for approval of a derivative claim was submitted to the District Court in Tel Aviv by Yuval Yarin Dead Sea Ltd. (which owns 50% of the rights of the Ein Gedi SEA OF SPA Association (hereinafter - the Association)), against the Association, Kibbutz Ein Gedi, Dead Sea Works Ltd, the State of Israel, and the Tamar Regional Council. The basis of the claim is the damage allegedly caused to the Association's spa complex, estimated to be worth tens of millions of shekels, due to the pumping of sea water from the northern basin of the Dead Sea, which contributed to the receding sea level. Considering the preliminary stage of the proceeding, it is difficult to estimate its outcome. No provision has been recorded in the Company's financial statements.

G.
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

H.
In 2018, an application for certification of a claim as a class action was filed with the Be’er Sheva District Court by two groups: the first class constituting the entire public of the State of Israel and the second-class constituting visitors of the Bokek stream and the Dead Sea (hereinafter – the Applicants), against the subsidiaries, Rotem Israel and Periclase Dead Sea Ltd. (hereinafter – the Respondents).

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

ICL Group Limited Consolidated Financial Statements 72

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 18 - Commitments, Concessions and Contingent Liabilities (cont’d)

C.	Contingent liabilities (cont'd)

(1) Ecology (cont'd)

H.	(Cont'd)

In 2019, the Respondents filed their response, together with three expert opinions, in which they denied all the Applicant's claims. In April 2022, the Be'er Sheva District Court dismiss in limine the application due to statute of limitations and property rights. On October 12, 2023, Israel's Supreme Court rendered its ruling in the appeal, dismissing the plaintiffs claim regarding property rights, and therefore dismissing the application for certification of the entire public of the State of Israel, yet accepted the appeal with regards to the statute of limitations claim, and ruled that application for certification is approved regarding a limited class constituting visitors at the Bokek stream. In accordance therewith, the application for certification limited so such group shall be reviewed by the District Court.

On January 8, 2024, a letter was received, addressed to the Company and a number of officers and stakeholders in the group, raising various allegations against them.

At the same date, a request for temporary relief was submitted on behalf of the Applicants, the essence of which is to start rehabilitation works in the reserve. On March 7, 2024, the parties informed the court on their intention to explore the possibility of mediation.

Since the judgement of the Supreme Court mainly addressed preliminary questions, without discussion of the Respondents responsibility and the amount of the damage, and even explicitly stated that certain questions remained open in the judgment of the district court, and were not decided on by the Supreme Court, it is difficult to estimate the proceeding’s outcome. No provision has been recorded in the Company's financial statements.

I.
In 2015, a request was filed for certification of a claim as a class action, in the Tel Aviv-Jaffa District Court, against eleven defendants, including a subsidiary, Fertilizers and Chemical Ltd., in respect of claims relating to air pollution in Haifa Bay and for the harm allegedly caused by it to residents of the Haifa Bay area. The amount of the claim is about NIS 13.4 billion (about $4.2 billion). Evidence hearings were scheduled for the first half of 2024. In the Company’s estimation, based on the factual material provided to it and the relevant court decision, it is more likely than not that the plaintiffs’ contentions will be rejected.

ICL Group Limited Consolidated Financial Statements 73

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(1) Ecology (cont'd)

J.
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

In addition, rising of the water level of Pond 5 above a certain point may cause structural damage to the foundations of hotel buildings situated close to the water’s edge, to the settlement of Neve Zohar and to other infrastructure located along the western shoreline of the Pond. The preservation of the water level in Pond 5 at its maximum height (15.1 meters), which was reached at the end of 2021, was conducted through a joint project of the Dead Sea Preservation Government Company Ltd. and DSW (which financed 39.5% of the project's cost) for construction of coastline defenses. The project included the raising of the dike along the western beachfront of Pond 5 across from the hotels together with a system for lowering subterranean water. The construction work with respect to the hotels' coastline was completed, and the elevation work in the intermediate area between two hotel complexes conducted by the Dead Sea Preservation Government Company Ltd. is nearing completion.

Commencing 2022 onwards, the brines' volume in Pond 5 is preserved by the salt Harvesting project ("the Permanent Solution"), according to the plan which was approved by the National Infrastructures Committee and the Israeli Government, and that includes the construction of the P‑9 pumping station. As of the reporting date, the water level in pond 5 does not exceed its maximum height (15.1).

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

ICL Group Limited Consolidated Financial Statements 74

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 18 - Commitments, Concessions and Contingent Liabilities (cont’d)

C.	Contingent liabilities (cont'd)

(2)	Pond 5 (cont'd)

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

In 2022, the Urban Master Plan was modified to allow increased piling capacity of an additional ten million tonnes of salt, enabling the piling of salt in the upcoming years until the evacuation solution by the new collector is applied. For further information, see Note 18(A)(3) above. The restoration plan for the Suria site, which includes a plan for handling the salt piles and dismantling facilities, is scheduled to continue until 2095.

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

ICL Group Limited Consolidated Financial Statements 75

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 18 - Commitments, Concessions and Contingent Liabilities (cont’d)

C.	Contingent liabilities (cont'd)

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

In March 2019, IBM filed its statement of defense, together with a counterclaim against the Company, according to which IBM claims that ICL allegedly refrained from making certain payments, conducted negotiations in bad faith, and terminated the project unilaterally, in a way that harmed IBM's reputation and goodwill and therefore claims an amount of about $53 million (about ILS 170 million), including VAT and interest. In June 2019, the Company filed a statement of defense with respect to the counterclaim in which the Company rejected all of IBM's claims. In January 2021, IBM filed a request for dismissal including the deletion of the remedies claimed by the Company arising from the termination of the agreement between the parties. In August 2021, the Company filed a request to delete IBM's statements of claim, on the grounds that IBM acted in order to delay, burden and disrupt a professional expert's work, and thus to impair the documents discovery process. Considering the complexity of the claims, it is difficult to estimate their outcome. Nevertheless, the Company believes it is more likely than not that IBM's claims in its counterclaim will be rejected.

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

In January 2020, the Company filed an application, which was accepted in court, to postpone the proceedings until a verdict is received in its lawsuit against IBM (see item 5 above). The delay was accepted subject to the Company's on-going updates regarding the IBM proceeding. In February 2022, a hearing was held, following which, the court issued interim orders regarding discovery proceedings. Following a mediation process, in February 2024, the parties signed an agreement, for a non-material amount, covered in full by insurance.

ICL Group Limited Consolidated Financial Statements 76

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 18 - Commitments, Concessions and Contingent Liabilities (cont’d)

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

According to the statement of claim, the plaintiff requests, among other things, that the Court rules in his favor and in favor of the Represented Group, awarding them compensation for the damages allegedly caused to them, in the total amount of NIS 56 million (about $17 million). In January 2024, the parties signed a settlement agreement for a non-material amount and in February 2024 submitted it to the District Court for approval.

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

ICL Group Limited Consolidated Financial Statements 77

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 19 - Equity

A.	Composition:

As of December 31, 2023		As of December 31, 2022
Authorized	Issued and paid	Authorized	Issued and paid

Number of ordinary shares of Israeli Shekel 1 par value (in millions)	1,485	1,314	1,485	1,314

Number of Special State shares of Israeli Shekel 1 par value	1	1	1	1

(*) For information regarding the amount of treasury shares, see Note 19.G.

The reconciliation of the number of shares outstanding at the beginning and end of the year is as follows:

Number of Outstanding Shares (in millions)

As of January 1, 2022	1,312
Issuance of shares	2
As of December 31, 2022	1,314
Issuance of shares	-
As of December 31, 2023	1,314

B.	Rights conferred by the shares

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

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 19 - Equity (Cont'd)

B.	Rights conferred by the shares (cont'd)

-
Any percentage of holding of the Company’s shares, which grants its holder the right, ability or actual possibility to appoint, directly or indirectly, such number of the Company’s directors equal to half or more of the Company’s directors appointed.

In 2018, an inter-ministry team was established, headed by the Ministry of Finance, whose purpose is, among other things, to regulate the authority and supervision in respect of the Special State of Israel Share, as well as reduce the regulatory burden. In 2019, the work of this team was suspended until further notice due to the dissolution of the Knesset and lack of permanent Government. The Company is unable to estimate when or whether such team will recommence and what are the implications of this process over the Company, if any.

ICL Group Limited Consolidated Financial Statements 79

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 19 - Equity (cont'd)

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

				Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	June 30, 2023
September 5, 2016	Former chairman of BOD	186
February 14, 2017	Former CEO	114				February 14, 2024
June 20, 2017	Officers and senior employees	6,868				June 20, 2024
August 2, 2017	Former chairman of BOD	165
March 6, 2018	Officers and senior employees	5,554				March 6, 2025
May 14, 2018	CEO	385				May 14, 2025
August 20, 2018	Former chairman of BOD	403				August 20, 2025
April 15, 2019	Officers and senior manager	13,242			2 equal tranches: (1) half at the end of 24 months after the grant date. (2) half at the end of 36 months after the grant date.	5 years after the grant date
June 27, 2019	CEO	3,512
May 29, 2019 *	Chairman of BOD	2,169
June 30, 2021	Senior employees	647
February 8, 2022	Senior employees	9,294			3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date
March 30, 2022	CEO	1,941
March 30, 2022	Chairman of BOD	1,055
February 14, 2023	Senior managers	461

*	The options were issued upon Mr. Doppelt's entry into office on July 1, 2019.

ICL Group Limited Consolidated Financial Statements 80

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 19 - Equity (cont'd)

C.	Share-based payments (cont'd)

1.	Non-marketable options (cont'd)

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

The fair value of the options granted in 2014, as part of the amended 2014 Equity Compensation Plan, was estimated using the binomial model for pricing options. The fair value of all other options was estimated using the Black & Scholes model for pricing options. The parameters used in applying the models are as follows:

2014 Plan
Granted 2016	Granted 2017	Granted 2018	Granted 2019	Granted 2021	Granted 2022	Granted 2023

Share price (in $)	3.9	4.5	4.4	5.4	6.8	10.0	7.7
CPI-linked exercise price (in $)	4.3	4.3	4.3	5.3	7.1	10.1	7.6
Expected volatility:
First tranche	30.51%	31.88%	28.86%	27.85%	31.70%	31.80%	35.84%
Second tranche	30.51%	31.88%	28.86%	27.85%	31.70%	30.88%	34.15%
Third tranche	30.51%	31.88%	28.86%	-	-	30.52%	33.77%
Expected life of options (in years):
First tranche	7.0	7.0	7.0	4.4	4.4	3.2	3.1
Second tranche	7.0	7.0	7.0	4.4	4.4	3.8	3.7
Third tranche	7.0	7.0	7.0	-	-	4	3.9
Risk-free interest rate:
First tranche	0.01%	0.37%	0.03%	(0.67)%	0.43%	(1.46)%	1.49%
Second tranche	0.01%	0.37%	0.03%	(0.67)%	0.43%	(1.29)%	1.43%
Third tranche	0.01%	0.37%	0.03%	-	-	(1.21)%	1.43%
Fair value (in $millions)	4.0	11.3	8.8	7.5	0.6	24.9	0.9
Weighted average grant date fair value per option (in $)	1.1	1.6	1.4	1.2	1.3	2.0	2.0

ICL Group Limited Consolidated Financial Statements 81

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 19 - Equity (cont'd)

C.	Share-based payments (cont'd)

1.	Non-marketable options (cont'd)

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

The cost of the benefit embedded in the options and shares from the amended 2014 Equity Compensation Plan is recognized in the statement of income over the vesting period of each portion. Accordingly, in 2023, 2022, and 2021, the Company recorded expenses of $7 million, $12 million and $6 million, respectively.

The movement in the options are as follows:

Number of options (in millions)

Balance as of January 1, 2022	12
Movement in 2022:
Granted during the year	12
Forfeited during the year	(2)
Exercised during the year	(7)
Total options outstanding as of December 31, 2022	15
Movement in 2023:
Exercised during the year	(1)
Total options outstanding as of December 31, 2023	14

ICL Group Limited Consolidated Financial Statements 82

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 19 - Equity (cont'd)

C.	Share-based payments (cont'd)

1.	Non-marketable options (cont'd)

The exercise prices for options outstanding at the beginning and end of each period are as follows (in US dollar):

December 31, 2023	December 31, 2022	December 31, 2021

Granted in 2016	-	3.41	4.61
Granted in 2017	2.79	3.14	4.19
Granted in 2018	2.70	3.06	4.11
Granted in 2019	4.27	4.57	5.77
Granted in 2021	5.64	6.00	7.39
Granted in 2022	8.56	8.91	-
Granted in 2023	7.23	-	-

The number of outstanding vested options at the end of each period and the weighted average of the exercise price for these options are as follows (*):

December 31, 2023	December 31, 2022	December 31, 2021

Number of options exercisable (in Millions)	7	5	4
Weighted average exercise price in Israeli Shekel	22.57	15.67	14.29
Weighted average exercise price in US Dollar	6.22	4.45	4.59

(*) The share price as of December 31, 2023, is NIS 18.18 and $5.01.

The range of exercise prices for the options outstanding vested at the end of each period is as follows:

December 31, 2023	December 31, 2022	December 31, 2021

Range of exercise price in Israeli Shekel	9.46-34.30	10.77-30.06	12.77-18.06
Range of exercise price in US Dollar	2.70-9.81	3.06-8.54	4.11-5.81

The average remaining contractual life for the outstanding vested options at the end of each period is as follows:

December 31, 2023	December 31, 2022	December 31, 2021

Average remaining contractual life	2.59	3.42	2.83

ICL Group Limited Consolidated Financial Statements 83

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 19 - Equity (cont'd)

C.	Share-based payments (cont'd)

2.	Restricted shares

Grant date	Employees entitled	Number of instruments (thousands)	Vesting conditions (*)	Instrument terms	Additional Information	Fair value at the grant date (Million)
January 10, 2018	ICL’s Directors (excluding ICL's CEO & Chairman of the BOD)	137	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	An issuance for no consideration, under the amended 2014 Equity Compensation Plan.	The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the grant date (the approval date of the BOD and/or the approval date of the General Meeting).	0.6
March 6, 2018	Officers and senior employees	1,726				8
May 14, 2018	CEO	121				0.6
August 20, 2018	Former chairman of BOD	47				0.2
April 23, 2020	ICL’s Directors (excluding directors who are officers or directors of Israel Corporation Ltd.)	177	3 equal tranches: (1) one third on January 1, 2021 (2) one third on January 1, 2022 (3) one third on January 1,2023		The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the Grant Date (the approval date of the annual General Meeting of shareholders).	0.6

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

ICL Group Limited Consolidated Financial Statements 84

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 19 - Equity (cont'd)

D.	Dividends distributed to the Company's Shareholders

The date of Board of Directors' decision to distribute the dividend	Actual date of dividend distribution	Gross amount of the dividend distributed ($millions)	Amount of the dividend per share (in $)

February 10, 2021	March 16, 2021	34	0.03
May 5, 2021	June 16, 2021	67	0.05
July 27, 2021	September 1, 2021	68	0.05
November 3, 2021	December 15, 2021	107	0.08
Total 2021		276	0.21
February 8, 2022	March 8, 2022	169	0.13
May 10, 2022	June 15, 2022	307	0.24
July 26, 2022	September 14, 2022	376	0.29
November 8, 2022	December 14, 2022	314	0.24
Total 2022		1,166	0.90
February 14, 2023	March 15, 2023	178	0.14
May 9, 2023	June 14, 2023	146	0.11
August 8, 2023	September 13, 2023	82	0.06
November 7, 2023	December 20, 2023	68	0.05
Total 2023		474	0.36
February 26, 2024*	March 26, 2024	61	0.05

(*) The record date is March 14, 2024, and the payment date is March 26, 2024.

E.	Cumulative translation adjustment

The translation reserve includes all translation differences arising from translation of foreign operations’ financial statements.

F.	Capital reserves

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

ICL Group Limited Consolidated Financial Statements 85

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 20 - Details of Income Statement Items

For the year ended December 31
2023	2022	2021
$ millions	$ millions	$ millions

Sales	7,536	10,015	6,955
Cost of sales
Materials consumed	2,547	3,152	2,342
Cost of labor	875	937	906
Energy and fuel	402	433	343
Depreciation and amortization	450	409	413
Other	591	52	340
	4,865	4,983	4,344

For the year ended December 31
2023	2022	2021
$ millions	$ millions	$ millions

Selling, transport and marketing expenses
Land and Marine transportation	714	792	742
Cost of labor	176	188	171
Other	203	201	154
	1,093	1,181	1,067
General and administrative expenses
Cost of labor	147	168	166
Professional Services	43	44	44
Other	70	79	66
	260	291	276
Research and development expenses
Cost of labor	56	55	52
Other	15	13	12
	71	68	64

ICL Group Limited Consolidated Financial Statements 86

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 20 - Details of Income Statement Items (cont’d)

For the year ended December 31
2023	2022	2021
$ millions	$ millions	$ millions

Other income
Reversal of provision for legal claims and contingent consideration	8	-	11
Rental Income	3	3	1
Capital gain	1	9	16
Profit from divestment	-	22	14
Insurance Compensation	-	15	-
Past service cost	-	-	12
Reversal of Impairment of fixed assets	-	-	9
Other	10	5	-
Other income recorded in the income statements	22	54	63
Other expenses
Financial instrument at fair value	65	-	-
Provision for site closure, restoration costs and efficiency plan	45	6	14
Provision for legal claims	1	17	17
Transaction costs	-	-	8
Impairment and disposal of assets	-	-	9
Other	17	7	9
Other expenses recorded in the income statements	128	30	57

ICL Group Limited Consolidated Financial Statements 87

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 20 - Details of Income Statement Items (cont’d)

For the year ended December 31
2023	2022	2021
$ millions	$ millions	$ millions

Financing income and expenses
Financing income:
Net gain from changes in exchange rates	37	139	-
Financing income in relation to employee benefits	7	44	-
Interest income from banks and others	47	31	17
Net gain from change in fair value of derivative designated as economic hedge	-	-	59
Net gain from change in fair value of derivative designated as cash flow hedge	-	-	18
	91	214	94
Financing expenses:
Net loss from change in fair value of derivative designated as economic hedge	54	98	-
Net loss from change in fair value of derivative designated as cash flow hedge	25	77
Interest expenses to banks and others	167	148	126
Financing expenses in relation to employees' benefits	13	7	23
Banks and finance institutions commissions (mainly commission on early repayment of loans)	7	7	6
Net loss from changes in exchange rates	-	-	79
Financing expenses	266	337	234
Net of borrowing costs capitalized	7	10	18
	259	327	216

Net financing expenses recorded in the income statements	168	113	122

ICL Group Limited Consolidated Financial Statements 88

Notes to the Consolidated Financial Statements as of December 31, 2023

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

ICL Group Limited Consolidated Financial Statements 89

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 21 - Financial Instruments and Risk Management (cont'd)

B.    Groups and measurement bases of financial assets and financial liabilities

As of December 31, 2023
Financial assets		Financial liabilities
Measured at fair value through the statement of income	Measured at amortized cost	Measured at fair value through the statement of income	Measured at amortized cost
$ millions

Current assets
Cash and cash equivalents	-	420	-	-
Short-term investments and deposits	-	172	-	-
Trade receivables	-	1,376	-	-
Other receivables	-	94	-	-
Foreign currency derivative designated as economic hedge	43	-	-	-
Foreign currency and interest derivative instruments designated as cash flow hedge	10	-	-	-
Non-current assets
Foreign currency and interest derivative instruments designated as cash flow hedge	1	-	-	-
Other non-current assets	-	22	-	-
Total financial assets	54	2,084	-	-
Current liabilities
Short term debt	-	-	-	(858)
Trade payables	-	-	-	(912)
Other current liabilities	-	-	-	(180)
Foreign currency derivative designated as economic hedge	-	-	(4)	-
Foreign currency and interest derivative instruments designated as cash flow hedge	-	-	(3)	-
Non-current liabilities
Long term debt and debentures	-	-	-	(1,829)
Foreign currency and interest derivative instruments designated as cash flow hedge	-	-	(7)	-
Other non- current liabilities	-	-	-	(41)
Total financial liabilities	-	-	(14)	(3,820)
Total financial instruments, net	54	2,084	(14)	(3,820)

ICL Group Limited Consolidated Financial Statements 90

Notes to the Consolidated Financial Statements as of December 31, 2023

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

Notes to the Consolidated Financial Statements as of December 31, 2023

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

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 21 - Financial Instruments and Risk Management (cont'd)

C.    Credit risk (cont'd)

(2) Maximum Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

As of December 31
Carrying amount ($ millions)
2023	2022

Cash and cash equivalents	420	417
Short term investments and deposits	172	91
Trade receivables	1,376	1,583
Other receivables	94	55
Derivatives	54	29
Other non-current assets	22	35
	2,138	2,210

The maximum exposure to credit risk for trade receivables, at the reporting date by geographic region was:

As of December 31
Carrying amount ($ millions)
2023	2022

South America	409	434
Europe	352	457
Asia	313	317
North America	196	242
Israel	80	104
Other	26	31
	1,376	1,585

(3) Aging of debts and impairment losses

The aging of trade receivables at the reporting date was:

As of December 31
2023		2022
Gross	Impairment	Gross	Impairment
$ millions	$ millions	$ millions	$ millions

Not past due	1,258	(3)	1,485	(3)
Past due up to 3 months	102	(1)	97	-
Past due 3 to 12 months	27	(7)	10	(4)
Past due over 12 months	2	(2)	1	(1)
	1,389	(13)	1,593	(8)

ICL Group Limited Consolidated Financial Statements 93

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 21 - Financial Instruments and Risk Management (cont'd)

C.    Credit risk (cont'd)

(3) Aging of debts and impairment losses (cont'd)

The movement in the allowance for doubtful accounts during the year was as follows:

2023	2022
$ millions	$ millions

Balance as of January 1	8	9
Additional allowance	5	1
Reversals	-	(2)
Balance as of December 31	13	8

D.    Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to timely meet its liabilities, under both normal and stressed conditions, without incurring unwanted losses.

The Company manages the liquidity risk by holding cash balances, short-term deposits and secured bank credit facilities.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

As of December 31, 2023
Carrying amount	12 months or less	1-2 years	3-5 years	More than 5 years
$ millions

Non-derivative financial liabilities
Short term debt (not including current maturities)	283	300	-	-	-
Trade payables	912	912	-	-	-
Other current liabilities	180	180	-	-	-
Long-term debt, debentures and others	2,445	666	599	653	1,339
	3,820	2,058	599	653	1,339
Financial liabilities – derivative instruments
Foreign currency and interest derivative designated as economic hedge	4	4	-	-	-
Foreign currency and interest derivative designated as cash flow hedge	10	3	7	-	-
	14	7	7	-	-

ICL Group Limited Consolidated Financial Statements 94

Notes to the Consolidated Financial Statements as of December 31, 2023

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

As part of the global reform in interest rate benchmarks, the USD Libor and the Libor GBP settings ceased from July 1, 2023 and January 1, 2022, respectively and replaced by SOFR (USD) and SONIA (GBP) Benchmark.

ICL Group Limited Consolidated Financial Statements 95

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 21 - Financial Instruments and Risk Management (cont'd)

E.    Market risk (cont'd)

1. Interest risk (cont'd)

(a) Interest Rate Profile

Set forth below are details regarding the type of interest on the Company’s non-derivative interest‑bearing financial instruments:

As of December 31
2023	2022
$ millions	$ millions

Fixed rate instruments
Financial assets	387	339
Financial liabilities	(2,017)	(2,140)
	(1,630)	(1,801)
Variable rate instruments
Financial assets	49	38
Financial liabilities	(682)	(696)
	(633)	(658)

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

(c) Sensitivity analysis for variable rate instruments

The below analysis assumes that all other variables (except for the interest rate), in particular foreign currency rates, remain constant.

As of December 31, 2023
Impact on profit (loss)
Decrease of 1% in interest	Decrease of 0.5% in interest	Increase of 0.5% in interest	Increase of 1% in interest
$ millions

SWAP instruments
Changes in Israeli Shekel interest	17	8	(8)	(15)

ICL Group Limited Consolidated Financial Statements 96

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 21 - Financial Instruments and Risk Management (cont'd)

E.    Market risk (cont’d)

1. Interest risk (cont’d)

(d) Terms of derivative financial instruments used to hedge interest risk

As of December 31, 2023
Carrying amount (fair value)	Stated amount	Maturity date	Interest rate range
$ millions	$ millions	Years	%

Israeli Shekel
SWAP contracts from fixed ILS interest to fixed USD interest	(5)	344	2024-2034	2.4-4.74%

As of December 31, 2022
Carrying amount (fair value)	Stated amount	Maturity date	Interest rate range
$ millions	$ millions	Years	%

Israeli Shekel
SWAP contracts from fixed ILS interest to fixed USD interest	23	462	2024-2034	2.4-4.74%

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

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 21 - Financial Instruments and Risk Management (cont'd)

E.    Market risk (cont’d)

2. Currency risk (cont'd)

(a) Sensitivity analysis

A 10% increase at the rate of the US dollar against the following currencies would have increased (decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

As of December 31,
Impact on profit (loss)
2023	2022
$ millions	$ millions

Non-derivative financial instruments
US Dollar/Euro	(82)	(131)
US Dollar/Israeli Shekel	70	152
US Dollar/British Pound	2	(1)
US Dollar/Japanese Yen	-	(2)
US Dollar/Brazilian Real	31	-
US Dollar/Chinese Yuan	21	2

A 10% decrease of the US dollar against the above currencies as of December 31, 2023, would have the same effect but in the opposite direction.

ICL Group Limited Consolidated Financial Statements 98

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 21 - Financial Instruments and Risk Management (cont'd)

E.    Market risk (cont'd)

2. Currency risk (cont'd)

(a) Sensitivity analysis (cont'd)

Presented hereunder is a sensitivity analysis of the Company’s foreign currency derivative instruments. Any change in the exchange rates of the principal currencies shown below would have increased (decreased) profit and loss and equity by the amounts shown below. This analysis assumes that all other variables remain constant.

As of December 31, 2023
Increase 10%	Increase 5%	Decrease 5%	Decrease 10%
$ millions

US Dollar/Brazilian Real
Forward transactions	1	1	(1)	(2)

US Dollar/Israeli Shekel
Forward transactions	(64)	(33)	41	84
Forward transactions hedge accounting	(28)	(14)	16	34
SWAP	(30)	(16)	17	36

US Dollar/British Pound
Forward transactions	(1)	-	-	1
Options	(1)	-	-	1

Euro/ US Dollar
Forward transactions	6	3	(3)	(5)
Options	3	1	(2)	(4)

Other
Forward transactions	-	-	-	(2)

ICL Group Limited Consolidated Financial Statements 99

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 21 - Financial Instruments and Risk Management (cont'd)

E.    Market risk (cont'd)

2. Currency risk (cont'd)

(b) Terms of derivative financial instruments used to reduce foreign currency risk

As of December 31, 2023
Carrying amount	Stated amount	Average
$ millions		exchange rate

Forward contracts
US Dollar/Israeli Shekel	35	735	3.7
Euro/US Dollar	5	12	1.1
US Dollar/Brazilian Real	-	14	5.0
British Pound/US Dollar	-	8	1.2
Euro/Chinese Yuan Renminbi	(1)	82	7.7
Other	-	54	293.9
Forward contracts hedge accounting
US Dollar/Israeli Shekel	6	345	3.7
Currency and interest SWAPs
US Dollar/Israeli Shekel	(5)	344	3.7
Put options
US Dollar/Israeli Shekel	-	-	3.7
Euro/US Dollar	-	45	1.1
US Dollar/Japanese Yen	-	5	140.7
British Pound/US Dollar	-	12	1.2
Call options
US Dollar/Israeli Shekel	-	-	3.7
Euro/US Dollar	-	45	1.1
US Dollar/Japanese Yen	-	5	140.7
British Pound/US Dollar	-	12	1.2

ICL Group Limited Consolidated Financial Statements 100

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 21 - Financial Instruments and Risk Management (cont'd)

E.    Market risk (cont'd)

2. Currency risk (cont'd)

(b) Terms of derivative financial instruments used to reduce foreign currency risk (cont’d)

As of December 31, 2022
Carrying amount	Stated amount	Average
$ millions		exchange rate

Forward contracts
US Dollar/Israeli Shekel	(12)	746	3.4
Euro/US Dollar	(4)	146	1.1
US Dollar/Brazilian Real	2	111	5.2
Euro/British Pound	-	(17)	1.2
US Dollar/British Pound	-	11	1.2
Other	(1)	35	-
Forward contracts hedge accounting
US Dollar/Israeli Shekel	(14)	360	3.4
Currency and interest SWAPs
US Dollar/Israeli Shekel	23	462	3.4
Put options
US Dollar/Israeli Shekel	(11)	240	3.4
Euro/US Dollar	1	47	1.1
US Dollar/Japanese Yen	-	3	130.4
US Dollar/British Pound	-	12	1.2
Call options
US Dollar/Israeli Shekel	1	240	3.4
Euro/US Dollar	(1)	47	1.1
US Dollar/Japanese Yen		3	130.4
US Dollar/British Pound	-	12	1.2

ICL Group Limited Consolidated Financial Statements 101

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 21 - Financial Instruments and Risk Management (cont'd)

E.    Market risk (cont'd)

2. Currency risk (cont'd)

(c) Linkage terms of monetary balances – in millions of dollars

As of December 31, 2023
US Dollar	Euro	British Pound	Israeli Shekel	Brazilian Real	Chinese Yuan Renminbi	Other	Total

Non-derivative instruments:
Cash and cash equivalents	78	10	15	2	65	230	20	420
Short term investments and deposits	163	1	-	-	-	5	3	172
Trade receivables	523	261	58	66	355	78	35	1,376
Other receivables	50	22	1	14	1	1	5	94
Other non-current assets	10	4	-	1	7	-	-	22
Total financial assets	824	298	74	83	428	314	63	2,084
Short-term debt	483	143	24	199	6	3	-	858
Trade payables	194	225	33	308	91	57	4	912
Other current liabilities	42	82	3	27	14	11	1	180
Long term debt, debentures and others	808	689	12	269	19	28	4	1,829
Other non-current liabilities	1	39	-	-	1	-	-	41
Total financial liabilities	1,528	1,178	72	803	131	99	9	3,820
Total non-derivative financial instruments, net	(704)	(880)	2	(720)	297	215	54	(1,736)
Derivative instruments:
Forward transactions	-	12	8	735	14	-	136	905
Forward transactions hedge accounting	-	-	-	345	-	-	-	345
Cylinder	-	45	12	-	-	-	5	62
SWAPS – US dollar into Israeli shekel	-	-	-	344	-	-	-	344
Total derivative instruments	-	57	20	1,424	14	-	141	1,656
Net exposure	(704)	(823)	22	704	311	215	195	(80)

ICL Group Limited Consolidated Financial Statements 102

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 21 - Financial Instruments and Risk Management (cont'd)

E.    Market risk (cont'd)

2. Currency risk (cont'd)

(c) Linkage terms of monetary balances – in millions of dollars (cont'd)

As of December 31, 2022
US Dollar	Euro	British Pound	Israeli Shekel	Brazilian Real	Chinese Yuan Renminbi	Others	Total

Non-derivative instruments:
Cash and cash equivalents	41	17	7	1	30	306	15	417
Short term investments and deposits	84	2	-	-	-	2	3	91
Trade receivables	659	329	73	89	308	78	47	1,583
Other receivables	15	18	1	12	1	-	8	55
Other non-current assets	25	2	-	-	7	-	1	35
Total financial assets	824	368	81	102	346	386	74	2,181
Short-term debt	161	137	18	178	7	10	1	512
Trade payables	202	229	27	372	103	69	4	1,006
Other current liabilities	49	91	1	27	15	15	-	198
Long term debt, debentures and others	1,141	659	14	453	8	34	3	2,312
Other non-current liabilities	-	44	-	-	1	-	-	45
Total financial liabilities	1,553	1,160	60	1,030	134	128	8	4,073
Total non-derivative financial instruments, net	(729)	(792)	21	(928)	212	258	66	(1,892)
Derivative instruments:
Forward transactions	-	146	11	746	111	-	17	1,031
Forward transactions hedge accounting	-	-	-	360	-	-	-	360
Cylinder	-	47	12	240	-	-	3	302
SWAPS – US dollar into Israeli shekel	-	-	-	462	-	-	-	462
Total derivative instruments	-	193	23	1,808	111	-	20	2,155
Net exposure	(729)	(599)	44	880	323	258	86	263

ICL Group Limited Consolidated Financial Statements 103

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 21 - Financial Instruments and Risk Management (cont'd)

E.    Market risk (cont’d)

3. Hedge accounting

The Company is exposed to changes in the exchange rate of the Israeli shekel and euro against the dollar in respect of principal and interest in certain debentures, loans, labor costs, sales and other operating expenses. The Company's risk management strategy is to hedge the changes in cash flows deriving from liabilities, labor costs and other operational costs denominated in Israeli shekels by using derivatives. These exposures are hedged from time to time, according to the assessment of the exposure and inherent risks against which the Company chooses to hedge, in accordance with the Company's risk management strategy.

In view of the above, the Company designated several forward contracts and options transactions for cash flow hedge and applied hedge accounting. These transactions, which include a portion of labor costs and other operational costs denominated in Israeli shekel and sales denominated in euro, are intended to secure the effect of the change in the exchange rate of the dollar against the hedged portion, thereby protecting the Company's operating income from currency fluctuation. The Company applies a 1:1 hedging ratio. The main source of potential ineffectiveness in these hedging ratios is negligible schedule differences between the hedged item and the hedging instrument. As of the date of the hedge transaction, the total balance of the hedged instruments amounted to about $390 million.

ICL Group Limited Consolidated Financial Statements 104

Notes to the Consolidated Financial Statements as of December 31, 2023

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

The following table details the book value and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

As of December 31, 2023		As of December 31, 2022
Carrying amount	Fair value	Carrying amount	Fair value
$ millions		$ millions

Loans bearing fixed interest (1)	337	306	339	302
Debentures bearing fixed interest
Marketable (2)	1,208	1,118	1,335	1,270
Non-marketable (3)	196	194	195	191
	1,741	1,618	1,869	1,763

(1)
The fair value of the Israeli Shekel and Euro loans issued bearing fixed interest is based on calculation of the present value of the cash flows in respect of the principal and the interest and is discounted at the market interest rates on the measurement date for similar loans having similar characteristics and is classified as Level 2 in the fair value hierarchy. The average discount interest as of December 31, 2023 for the Israeli Shekel and Euro loans was 5.5%, 5.3% respectively (December 31, 2022 for the Israeli Shekel and Euro loans 5.2%, 4.9% respectively).

(2)	The fair value of the marketable debentures is based on the quoted stock exchange price and is classified as Level 1 in the fair value hierarchy.

(3)
The fair value of the non‑marketable debentures is based on calculation of the present value of the cash flows in respect of the principal and the interest and is discounted at the SOFR rate customary in the market for similar loans having similar characteristics and is classified as Level 2 in the fair value hierarchy. The average discount interest as of December 31, 2023 was 8.1% (December 31, 2022 – 7%).

ICL Group Limited Consolidated Financial Statements 105

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 21 - Financial Instruments and Risk Management (cont'd)

G.    Hierarchy of fair value

The following table presents an analysis of the financial instruments measured by fair value, using the valuation method. (See Note 4).

The following levels were defined:

Level 2: Observed data (directly or indirectly) not included in Level 1 above.

Level 2	As of December 31, 2023	As of December 31, 2022
	$ millions	$ millions

Derivatives designated as economic hedge, net	39	(25)
Derivatives designated as cash flow hedge, net	1	9
	40	(16)

Note 22 - Earnings per Share

Basic earnings per share

Calculation of the basic earnings per share for the year ended December 31, 2023, is based on the earnings allocated to the holders of the ordinary shares divided by the weighted-average number of ordinary shares outstanding, calculated as follows:

For the year ended December 31
2023	2022	2021
$ millions	$ millions	$ millions

Earnings attributed to the shareholders of the Company	647	2,159	783

Weighted-average number of ordinary shares in thousands:

For the year ended December 31
2023	2022	2021
Shares thousands	Shares thousands	Shares thousands

Balance as of January 1	1,289,179	1,285,585	1,280,242
Shares issued during the year	-	-	223
Shares vested	182	1,719	2,342
Weighted average number of ordinary shares used in computation of the basic earnings per share	1,289,361	1,287,304	1,282,807

ICL Group Limited Consolidated Financial Statements 106

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 22 - Earnings per Share (cont'd)

Diluted earnings per share

Calculation of the diluted earnings per share for the year ended December 31, 2023, is based on the earnings allocated to the holders of the ordinary shares divided by the weighted-average number of ordinary shares outstanding after adjustment for the number of potential diluted ordinary shares, calculated as follows:

Weighted average number of ordinary shares (diluted) in thousands:

For the year ended December 31
2023	2022	2021
Shares thousands	Shares thousands	Shares thousands

Weighted average number of ordinary shares used in the computation of the basic earnings per share	1,289,361	1,287,304	1,282,807
Effect of stock options and restricted shares	1,307	2,643	4,244
Weighted average number of ordinary shares used in the computation of the diluted earnings per share	1,290,668	1,289,947	1,287,051

  * As of December 31, 2023, the outstanding options in the amount of 3.4 million (representing 1.3 million shares), were included in the diluted weighted average number of ordinary shares calculation. As of December 31, 2022, the outstanding options in the amount of 7 million (representing 2.6 million shares), were included in the diluted weighted average number of ordinary shares calculation. As of December 31, 2021, all 12 million outstanding options were included.

The average market value of the Company’s shares, for purposes of calculating the dilutive effect of the stock options, is based on the quoted market prices for the period in which the options were outstanding.

ICL Group Limited Consolidated Financial Statements 107

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 23 - Related and Interested Parties

Related parties within its meaning in IAS 24 (2009), “Related Parties Disclosure”; Interested parties within their meaning in Paragraph 1 of the definition of an “interested party” in Section 1 of the Israeli Securities Law, 1968.

A.	Parent company and subsidiaries

Israel Corp. is a public company listed for trading on the Tel Aviv Stock Exchange (TASE). Based on the information provided by Israel Corp., Millenium Investments Elad Ltd. (“Millenium”) and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp., for purposes of the Israeli Securities Law (each of Millenium and Mr. Idan Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director of Millenium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millenium, as stated below). As of December 31, 2023, Millenium holds approximately 44.71% of the issued share capital (and 45.14% of the voting rights) in Israel Corp., which holds as of December 31, 2023, approximately 43.98% of the voting rights and approximately 43.15% of the issued share capital, of the Company.

To the best of Israel Corp.’s knowledge, Millenium is held by Mashat (Investments) Ltd. (“Mashat”) and by XT Investments Ltd. (“XT Investments”), with 84.73% and 15.27% holding rates in the issued share capital, respectively. Mashat is wholly owned by Ansonia Holdings Singapore B.V. (“Ansonia”) which is incorporated in the Netherlands. Ansonia is a wholly owned subsidiary of Jelany Corporation N.V. (registered in Curaçao), which is wholly owned subsidiary of the Liberian company, (“Court”). Court is wholly owned by a discretionary trust, in which Mr. Idan Ofer is the beneficiary. XT Investments is wholly owned by XT Holdings Ltd. (“XT Holdings”). To the best of Israel Corp.’s knowledge, ordinary shares of XT Holdings are held in equal shares by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and by Lynav Holdings Ltd. ("Lynav"), which is controlled by a discretionary trust in which Mr. Idan Ofer is the beneficiary. Mr. Ehud Angel holds, among other things, a special share that grants him, inter alia, under certain limitations and for certain issues, an additional vote on the Board of Directors of XT Holdings. As of December 31, 2023, Lynav also holds directly 1.26% of the issued share capital (and 1.27% of the voting rights) of Israel Corp. In addition, Kirby Enterprises Inc., which is to the best of Israel Corp.’s knowledge, indirectly held by the same trust that holds Mashat, in which, as stated, Mr. Idan Ofer is the beneficiary, holds approximately 0.75% of the issued share capital and voting rights of Israel Corp. Furthermore, Mr. Idan Ofer holds directly approximately 3.93% of the issued share capital of Israel Corp. (and approximately 3.97% of the voting rights).

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

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 23 - Related and Interested Parties (cont'd)

A.	Parent company and subsidiaries (cont'd)

As of December 31, 2023, approximately 73 million ordinary shares have been pledged by Israel Corp. to secure certain liabilities, almost entirely comprised of margin loans with an aggregate outstanding principal amount of $150 million.

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

The Company's key management personnel in 2023, consists of 24 individuals, of whom 10 are not employed by the company (directors). The Company's key management personnel in 2022, consisted of 27 individuals, of whom 11 were not employed by the Company (directors).

Set forth below are details of the benefits for key management personnel in 2023 and 2022.

For the year ended December 31
2023	2022
$ millions	$ millions

Short-term benefits	9	14
Post-employment benefits	1	1
Share-based payments	7	12
Total *	17	27
* To interested parties employed by the Company	5	7
* To interested parties not employed by the Company	1	1

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

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 23 - Related and Interested Parties (cont’d)

C.	Ordinary transactions that are not exceptional (cont'd)

Acquisition of assets

Assets ratio – the value of the assets in the transaction divided by total assets.

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

ICL Group Limited Consolidated Financial Statements 110

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 23 - Related and Interested Parties (cont’d)

D.	Transactions with related and interested parties

For the year ended December 31
2023	2022	2021
$ millions	$ millions	$ millions

Sales	1	7	7
Cost of sales	1	13	6
Selling, transport and marketing expenses	6	15	13
Financing income, net	(1)	-	(2)
General and administrative expenses	1	1	1
Management fees to the parent company	-	1	1

(1)
Until July 2022, the Company and its parent company, Israel Corp., were parties to a management services agreement, pursuant to which Israel Corp. provided to the Company board member services and ongoing general consulting services, such as professional, financial, strategic, legal and managerial advice, for an annual management fee of $1 million plus VAT, which included the overall value of the cash and equity-based compensation for the service of the Company’s directors who are officers or directors of Israel Corp. (except for the separate compensation arrangement between the Company and the Company’s Executive Chairman of the Board, Mr. Yoav Doppelt). As of July 2022, the management agreement was terminated by the parties, and thereafter, directors who are officers or directors of Israel Corp. (other than Mr. Yoav Doppelt), namely Mr. Aviad Kaufman and Mr. Sagi Kabla, began to be paid the same cash compensation as paid to all other non-executive directors of the Company, namely the fixed annual fee and per meeting fees payable to directors from time to time under the regulations promulgated under the Israeli Companies Law, 1999 governing the compensation of external directors. Mr. Kabla requested that his compensation be assigned to Israel Corp.

(2)
The Company’s directors’ and officers’ liability insurance policies include a two-tier coverage for directors’ and officers’ liability, comprising of a joint primary tier with Israel Corp. and a separate tier covering the Company alone. Our directors and officers are beneficiaries of both tiers.

The Company’s directors’ and officers’ liability insurance policy for 2023 was approved by the Company's authorized organs in March 2023, in accordance with the Israeli Companies Regulations (Relief in Transactions with Interested Parties), 5760-2000 (the “Relief Regulations”) and the Company’s Compensation Policy for Office Holders (the “Compensation Policy”) and was in effect until March 2024. The 2023 directors’ and officers’ liability insurance policy included a liability limit of $200 million (comprised of a limit of $40 million joint tier with Israel Corp. and additional Side A coverage (directors and officers only) of $160 million for the Company only).

ICL Group Limited Consolidated Financial Statements 111

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 23 - Related and Interested Parties (cont’d)

D.	Transactions with related and interested parties (cont'd)

In February 2024, the Company's directors’ and officers’ liability insurance policy for 2024 was approved by the Company's authorized organs, in accordance with the Relief Regulations and the Compensation Policy, effective as of March 2024. The 2024 directors’ and officers’ liability insurance policy includes a liability limit of $200 million for both tiers (comprised of a limit of $40 million joint with Israel Corp. and additional Side A coverage (directors and officers only) of $160 million for the Company only).

(3)
In December 2017, the Company, Oil Refineries Ltd. (hereinafter – "ORL", a public company controlled at that time by Israel Corp.) and OPC Energy Ltd. (a public company that is controlled indirectly by one of the Company’s controlling shareholders) signed individual agreements with Energean PLC for the supply of natural gas. Under the agreement between the Company and Energean, the Company will be entitled to acquire up to 13 BCM of natural gas over a period of 15 years, in the total amount of approximately $1.8 billion. For further information see Note 18. As of December 31, 2023, ORL is no longer affiliated with our controlling shareholder.

(4)
In October 2020, the Company and ORL. signed individual bridge supply agreements with Tamar Reservoir for the supply of natural gas, following a process of joint negotiations with the supplier and the approval of ICL's general meeting of shareholders. For further information see Note 18.

E.	Balances with related and interested parties

Composition:

As of December 31
2023	2022
$ millions	$ millions

Other current assets	19	34

Other current liabilities	1	2

ICL Group Limited Consolidated Financial Statements 112

Notes to the Consolidated Financial Statements as of December 31, 2023

Note 24 – Group Main Entities

		Ownership interest in its subsidiary and investee companies for the year ended December 31
Name of company	Principal location of the company’s activity	2023	2022
ICL Israel Ltd.	Israel	100.00%	100.00%
Dead Sea Works Ltd.	Israel	100.00%	100.00%
Dead Sea Bromine Company Ltd.	Israel	100.00%	100.00%
Rotem Amfert Negev Ltd.	Israel	100.00%	100.00%
Mifalei Tovala Ltd.	Israel	100.00%	100.00%
Dead Sea Magnesium Ltd.	Israel	100.00%	100.00%
Bromine Compounds Ltd.	Israel	100.00%	100.00%
Fertilizers and Chemicals Ltd.	Israel	100.00%	100.00%
Iberpotash S.A.	Spain	100.00%	100.00%
Fuentes Fertilizantes S.L.	Spain	100.00%	100.00%
ICL Europe Coöperatief U.A.	The Netherlands	100.00%	100.00%
ICL Europe B.V.	The Netherlands	100.00%	100.00%
ICL IP Terneuzen B.V	The Netherlands	100.00%	100.00%
ICL Finance BV	The Netherlands	100.00%	100.00%
Everris International B.V.	The Netherlands	100.00%	100.00%
ICL Puriphos B.V.	The Netherlands	100.00%	100.00%
ICL-IP America Inc	United States of America	100.00%	100.00%
ICL Specialty Products Inc	United States of America	100.00%	100.00%
Everris NA, Inc.	United States of America	100.00%	100.00%
Growers Holdings, Inc.	United States of America	100.00%	100.00%
BK Giulini GmbH	Germany	100.00%	100.00%
ICL Holding Germany GmbH	Germany	100.00%	100.00%
ICL Bitterfeld GmbH	Germany	100.00%	100.00%
Prolactal GmbH	Austria	100.00%	100.00%
Cleveland Potash Ltd.	United Kingdom	100.00%	100.00%
Everris Ltd.	United Kingdom	100.00%	100.00%
ICL America do Sul	Brazil	100.00%	100.00%
ICL Aditivos E Ingredientes LTDA	Brazil	100.00%	100.00%
ICL Investment Co. Ltd.	China	100.00%	100.00%
Yunnan Phosphate Haikou Co. Ltd.	China	50.00%	50.00%
ICL Asia Ltd	Hong Kong	100.00%	100.00%
ICL Trading (HK) Ltd.	Hong Kong	100.00%	100.00%
Scora S.A.S., France	France	100.00%	100.00%

ICL Group Limited Consolidated Financial Statements 113