Form 20-F
period 2024-12-31
ICL Group Ltd.
filed 2025-03-13
CIK 941221

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

The number of outstanding shares as of December 31, 2024 was:

Title of Class	Number of Shares Outstanding
Ordinary shares	1,290,375,704

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

For the Period Ended December 31, 2024

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

Loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; litigation, arbitration and regulatory proceedings; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; changes in exchange rates or prices compared to those we are currently experiencing; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; pandemics may create disruptions, impacting our sales, operations, supply chain and customers; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; The Company is exposed to risks relating to its current and future activity in emerging markets; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; disruption of our, or our service providers', sales of our magnesium products being affected by various factors that are not within our control; our ability to secure additional resources to continue our phosphate mining operations at ICL Rotem; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability in Israel and its region; including the current state of war declared in Israel and any resulting disruptions to our supply and production chains; filing of class actions and derivative actions against the Company, its executives and Board members; closing of transactions, mergers and acquisitions; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors".

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

Figures related to our mineral and resource estimates are rounded to reflect the relative accuracy of the estimates, and totals may not add correctly. In addition, the Mineral Resource and Reserve estimates are based on the factors related to the geological and grade models discussed in “Item 4 ‑ Information on the Company— D. Property, Plant and Equipment,” and the criteria for reasonable prospects of eventual economic extraction as described therein. The Mineral Resource and Reserve estimates may be affected, positively or negatively, by additional exploration that expands the geological database and models of the properties described. The Mineral Resource and Reserve estimates could also be materially affected by any significant changes in the assumptions regarding forecast product prices, mining efficiency, process recoveries, or production costs. If the price assumptions decrease or the assumed production costs increase, then the cut-off grade would increase. The potential impacts on the Mineral Resource and Reserve estimates may be material and such estimates may need to be re-evaluated. The Mineral Resource and Reserve estimates are also based on certain critical assumptions, such as requisite mining permits continuing to be granted as-needed, tax rates remaining stable, and the absence of additional regulations on the corresponding properties. Except as described in “Item 4 ‑ Information on the Company— D. Property, Plant and Equipment” and each Technical Report Summary (defined below), Wardell Armstrong International Ltd (“Wardell”), our qualified persons, are not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimates.

INTRODUCTION

The financial information included in this Annual Report has been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). None of the financial information in this Annual Report has been prepared in accordance with accounting principles generally accepted in the US.

This Annual Report contains translations of certain currencies amounts into US dollars at specified rates solely for your convenience. Unless otherwise indicated, we have translated NIS amounts as of December 31, 2024, into US dollars at an exchange rate of NIS 3.65 to $1.00, the daily representative exchange rate reported by the Bank of Israel as of December 31, 2024. Euro amounts were translated into US dollars at an exchange rate of €0.96 to $1.00.

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
CFR
Cost and Freight. In a CFR transaction, the prices of goods to a customer include, in addition to FOB expenses, marine shipping costs and all other costs that arise after the goods leave the seller’s factory gates and up to the destination port.

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
FOB
Free on-Board expenses are expenses for overland transportation, loading costs and other costs, up to and including the port of origin. In a FOB transaction, the seller pays the FOB expenses, and the buyer pays the other costs from the port of origin onwards.

CPT	Cost Per Tonne.
CIF
Cost, Insurance, and Freight. In a CIF transaction, the price of goods includes, as well as FOB expenses, the expenses for insurance, shipping and any other costs that arise after the goods leave the factory gates and up to the destination port.

ICL Haifa (Fertilizers & Chemicals)	Fertilizers and Chemicals Ltd., a subsidiary in the Growing Solutions segment.
GHG	Greenhouse Gases – air emissions contributing to climate change.
Granular	Fertilizer containing granular particles.
ICL Boulby	A UK subsidiary in the Potash segment.
ICL Iberia (Iberpotash)	Iberpotash S.A., a Spanish subsidiary in the Potash segment.
IC	Israel Corporation Ltd.
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

DSW	Dead Sea Works Ltd., a subsidiary in the Potash segment.
DSM	Dead Sea Magnesium Ltd., a subsidiary in the Potash segment.
ICL Neot Hovav	Subsidiaries in the Neot Hovav area in the south of Israel, including facilities of Bromine Compounds Ltd included in the Industrial Products segment.
ICL Rotem	Rotem Amfert Negev Ltd., a subsidiary in the Phosphate Solutions segment.
IFA	The International Fertilizers Industry Association, an international association of fertilizers manufacturers.
ILA	Israel Land Authority.
IMF	International Monetary Fund.
K	The element potassium, one of three main plant nutrients.
KNO3	Potassium Nitrate, a soluble fertilizer containing N&P used as a stand-alone product or as a key component of some water-soluble blends.
KOH	Potassium hydroxide 50% liquid.
MGA	Merchant grade phosphoric acid.
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

MoEP	Israel Ministry of Environmental Protection.
N	The element nitrogen, one of three main plant nutrients.
P	The element phosphorus, one of three main plant nutrients, that is also used as a raw material in industry.
PK	Complex fertilizer comprised primarily of two primary nutrients (P.K).
NPK	Complex fertilizer comprised primarily of three primary nutrients (N.P.K).
NYSE	The New York Stock Exchange.
Phosphate	Phosphate rock that contains the element phosphorus. Its concentration is measured in units of P2O5.
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

Not Applicable.

B.	CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

ICL Group Limited 1

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

•
The accumulation of salt at the bottom of Pond 5, the central evaporation pond in our solar evaporation ponds system used to extract minerals from the Dead Sea in Israel, requires regular harvesting of salt to maintain a fixed brine volume and thereby sustain the production capacity of extracted minerals and prevent potential damage to the foundations and structures of hotels and other buildings situated close to the edge of the pond.

•
We are exposed to risks associated with our international activities, which could adversely affect our sales to customers as well as our operations and assets in various countries. Some of these factors may also make it less attractive to distribute cash generated by our operations outside Israel to our shareholders, use cash generated by our operations in one country to fund our operations or repayments of our indebtedness in another country and support other corporate purposes or the distribution of dividends.

•
Changes in valuations and estimates, which serve as a basis for analyzing our contingent liabilities and for the recognition and measurement of assets and liabilities, including provisions for waste removal and the reclamation of mines, may materially and adversely affect our business, financial condition and results of operations.

ICL Group Limited 2

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

Risks Related to Our Business

Our mineral extraction operations are dependent on concessions, licenses and permits granted to us by the respective governments in the countries in which we operate

Our mineral extraction businesses depend on concessions granted to us by the respective governments in the countries in which we operate. Loss of concessions, licenses and/or permits, as well as material changes to the conditions thereof, including mining restrictions that may create a gap between the permitted mining rate and the Company's operational mining plans could materially and adversely affect our business, financial condition and results of operations.

We extract potash, phosphate, bromine, magnesium and certain other minerals in Israel, potash and salt in Spain, Polysulphate®, salt, and certain other minerals in the United Kingdom and phosphate in China, pursuant to concessions and permits in those countries.

Israel

Pursuant to the Israeli Dead Sea Concession Law, 1961 (hereinafter – the Concession Law), as amended in 1986, and the concession deed attached as an addendum to the Concession Law, DSW was granted a concession to utilize the resources of the Dead Sea and to lease the land required for its plants in Sodom for a period ending on March 31, 2030. According to the Concession Law, should the government decide to offer a new concession after the expiration date to another party, it will first offer the new concession to DSW with terms that are no less attractive than those it may offer to that party. There is no assurance that the Company will continue to hold the concession beyond that period.

In accordance with section 24 (a) of the Supplement to the Concession Law, it is stated, among other things, that at the end of the concession period all the tangible assets located in the concession area will be transferred to the government in exchange for their amortized replacement value – the value of the assets as if they were purchased as new at the end of the concession period, less their technical depreciation based on their maintenance condition and the unique characteristics of the Dead Sea area.

There is no certainty as to the exact manner of interpretation of the provisions of the Concession Law in this context that would be adopted in a legal proceeding, to the extent such proceeding were to occur. For further information, see Note 18 to our Audited Financial Statements.

We mine phosphate rock from phosphate deposits in the Negev desert in accordance with a new mining concession from the State of Israel, which was recently renewed until the end of 2044. As of the reporting date, ICL Rotem has one lease agreement in effect until 2041, as well as two additional lease agreements, one for the Zin plant which expired in 2024, for which the Company is working on a renewal with the Israel Land Authority - Southern Region, and additional one for the Oron plant, which expired in 2017. Regarding the Oron plant, the Company has an agreement in principle with the Israel Land Authority - Southern Region regarding the expected issuance of a lease agreement until the end of 2025. Following the receipt of the new concession, the Company expects renewed lease agreements to be issued for a period that coincides with the new concession.

ICL Group Limited 3

There is no certainty that these concessions and leases will be extended and/or renewed under the same terms or at all. Failure to renew said concessions and leases or different terms could materially and adversely affect our business, financial condition and results of operations.

Our existing phosphate mines in the Negev desert hold limited reserves of phosphate rock suitable for pure phosphoric acid production, needed to achieve sustainable profitability of ICL Rotem operations. The Company is making efforts to promote suitable alternatives for additional resources that will secure its future phosphate operations at ICL Rotem. As part of these efforts, the Company continues to advance several pilot development projects to adapt the usage of different grade types of phosphate rock for the Company’s products as part of an effort to utilize and increase existing phosphate reserves. In addition, it is working to advance future mining of phosphate rock in other areas, subject to permits and approvals, such as the Barir field which is located in the southern part of the South Zohar deposit in the Negev Desert in Israel.

There is no certainty regarding the extent of future phosphate rock resources in other areas, or that the Company will succeed in obtaining the required approvals and permits for them, and, even if they are granted, the timing at which they will be received. Also, there is no certainty that the development of pilot projects will succeed in utilizing and increasing existing phosphate reserves or that they will be economically viable. Failure to obtain the additional resources, or a significant delay in obtaining them, may lead to discontinued production at Rotem, and, as a result, to a material impact on the Company's business, financial position and results of operations. For further information, see “Item 4 ‑ Information on the Company— D. Property, Plant and Equipment”, and Note 18 to our Audited Financial Statements.

Spain

ICL Iberia was granted mining rights based on legislation of Spain’s Government from 1973 and the regulations accompanying this legislation. Pursuant to the special mining regulations, ICL Iberia received individual licenses for each of the 126 different sites that are relevant to current and future mining activities. Some of the licenses are valid until 2037 and the remainder are effective until 2067. Maintaining mining activities in Spain also requires municipal and environmental licenses. If such licenses are not renewed once expired, this would likely have an adverse impact, possibly in a material manner, on the mining activities in Spain and the Company’s financial results. For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment”, and Note 18 to our Audited Financial Statements.

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

ICL Boulby has been actively engaged in negotiations with the private property owners and recently successfully secured the renewals of most of the existing lease agreements.

The renewal of eight of the remaining leases was referred to the High Court of Justice in London for a decision regarding the calculation mechanism. The Company estimates that the proceedings will be concluded by the end of 2025. These leases, along with two additional leases, which are still being negotiated, are expected to operate under the terms of the previous leases.

ICL Group Limited 4

Historically, the renewal of leases has not been problematic. ICL Boulby believes that all land and mineral leases will be renewed, as required, and expects to have or obtain all government approvals and permits necessary for exploiting all targeted mineral resources.

Nevertheless, in the event such rights are not obtained, the mining activities in the UK may be adversely affected and this could have a material impact on the Company’s financial results. For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment”, and Note 18 to our Audited Financial Statements.

China

YPH, ICL's subsidiary in China, which is equally owned with Yunnan Phosphate Chemicals Group Corporation Ltd. ("YYTH"), holds a phosphate mining license that was issued in 2015 by the Division of Land and Resources of the Yunnan district in China for the Haikou Mine (hereinafter – Haikou) which is valid until January 2043.

If Haikou's license is not renewed once expired or the Company's required annual mining rate cannot be met due to license limitations, these would likely to have an adverse impact, possibly in a material manner, on our mining activities in China and the Company’s financial results. For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment”, and Note 18 to our Audited Financial Statements.

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

Furthermore, our production processes generate byproducts, some of which are saleable while others are to be reused or disposed of as waste. Storage, transportation, reuse and waste disposal are generally regulated by governmental authorities in the jurisdictions in which we operate. Permits issued by governmental authorities are contingent on our compliance with relevant regulations. In connection with the phosphogypsum storage in ICL Rotem, in 2021, a new Urban Building Plan was approved (the 2021 plan), the main objectives of which are to regulate areas for phosphogypsum storage reservoirs.

Under the 2021 plan, Pond 5, which has been operational since 2018, is permitted for use until the end of its expected operational life (currently expected in 2026). The District Committee for Planning and Construction (the Committee) has approved the submission of a plan to reuse Pond 4 under certain conditions as a replacement for Pond 5 upon the end of its operational life. However, objections were filed by certain Israeli authorities and private parties. In January 2025, the Committee held a hearing requesting additional information, including from the Company, before proceeding with deliberations. If the required permits will not be obtained and/or the validity, revocation, modification or non-renewal of our existing permits occurs as a result of our noncompliance with regulations relating to storage, transportation, reuse and waste disposal, significant investments may be required and/or production may be interrupted or even ceased, which can materially and adversely affect our business, financial condition and results of operations.
ICL Group Limited 5

Our operations and sales are exposed to high volatility in supply and demand, pricing fluctuations in commodity markets, expansion of production capacity and competition from some of the world’s largest chemical and mining companies, as well as mergers of key producers/customers/suppliers

In addition to seasonal and cyclical variations, the Company is exposed to volatility driven by various factors, such as weather conditions, the entry into the market of new manufacturers and products, mergers of key players (producers/suppliers/customers) and the expansion of existing manufacturers’ production capacity. Our competitors include some of the world’s largest chemical and mining companies, some of which are state‑owned or government‑subsidized.

We continuously monitor our competitive environment and will continue to seek ways to execute our strategy. If we are unable to effectively adjust to continuously changing competitive conditions our business, financial condition and results of operations could be materially and adversely affected. For further information, see “Item 4 – Information on the Company — B. Business Overview”.

Overestimation of mineral and resource reserves could result in lower-than-expected sales and/or higher than expected costs and may have a material adverse effect on our business, financial condition and results of operations

We base our estimates of mineral resources and reserves on engineering, economic and geological data that is compiled and analyzed by our engineers and geologists. However, resource and reserves estimates are by nature imprecise and rely, to some extent, on statistical inferences drawn from available drilling data, which may prove unreliable or inaccurate. There are numerous inherent uncertainties in estimating quantities and qualities of mineral deposits, resources and reserves, as well the quality of the ore, and the costs of mining recoverable reserves and the economic feasibility thereof, including many factors beyond our control. Estimates of economically feasible commercial reserves necessarily rely on several factors and assumptions, all of which may vary considerably from the actual results, such as:

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

ICL Group Limited 6

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

As a leading global specialty minerals company, we are significantly affected by the legal provisions and licensing regimes in the areas of environmental protection and safety. The Company may be exposed to criminal proceedings, fines and significant impairment of the operation of our facilities as a result of failing to meet the requirements of our emissions permits including the provisions of the Israeli Clean Air Law, and particularly, regarding the scope of current and future requirements as prescribed by the Israeli Ministry of Environmental Protection respecting the implementation of this law’s provisions at the Company’s plants in  ICL Rotem, as well as compliance with the timeframes for implementation of such requirements. In January 2024, a new emission permit was issued to ICL Rotem under the Israeli Clean Air Act (hereinafter - the Law) valid until January 2031. The Company is in active discussions with Israel's Ministry of Environmental Protection (MoEP) to assure adherence to all stipulations outlined in the permit, including the conditions specified in an administrative order under Section 45 of the Law, and to achieve satisfactory resolutions to notable timeline execution challenges for a limited number of projects. In addition, examinations and investigations of our facilities conducted by enforcement authorities may result in administrative and legal proceedings.

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

ICL Group Limited 7

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

We are exposed to risks related to physical climate change and natural disasters, impacts of climate-related transition risks, including current and future laws and regulations, as well as other factors resulting from climate change, which could adversely impact our business, financial condition, results of operations or liquidity

Climate change may cause more frequent and severe natural disasters and weather conditions such as extreme temperatures, change in precipitation, water levels, wildfires and storms. Impacts of climate-related transition risks include, among other things, legal and regulatory changes and reputational risks expressed by our stakeholders’ perception of our role, accountability and actions taken in relation to a lower-carbon economy and the like.

Physical impacts related to climate change may also have significant effects on industries and the economy. Such impacts may include extreme heat, extended drought durations altering water availability and quality, changes to water level and temperature, increases in the frequencies and intensities of storms and extreme convective events, which could also result in damage to facilities or equipment. The impacts may also encompass changes in the availability of natural resources, leading to the disruption of supply chains, such as, but not limited to, the supply of raw materials to our sites (upstream) or to ICL's ability to transport products to its global customers (downstream). Such physical risks have the potential to financially disrupt operations through increased costs and business interruptions.
ICL Group Limited 8

Natural disasters such as earthquakes, climate related severe events, such as flash floods, and  extreme weather conditions and receding water levels may disrupt our operations, upstream raw material supply and downstream distribution of our products.

In Israel, some of our plants are located in the Jordan Rift Valley, or Syro-African Depression, a seismically active area. Due to the hydrological deficit, the water level of the northern basin of the Dead Sea is receding at the rate of over one meter per year, which may require us to reduce our usage of minerals from the Dead Sea. Furthermore, sinkholes and underground cavities have been discovered in that area, and their appearances are increasing over the years. Most of the sinkholes develop in the northern basin of the Dead Sea, while there is little activity by ICL Dead Sea. However, in recent years there has been a steady development of sinkholes around the feeding channel, through which water is pumped from the northern basin to the southern basin. DSW takes actions to monitor the development of these sinkholes and to fill them when they appear. The development of sinkholes in areas where we operate, together with a failure to detect and treat those sinkholes can cause significant damage and could materially and adversely affect our business, financial condition and results of operations.

In the Sodom area, where many of the Company’s plants in Israel are located, there are occasional flash floods in the streambeds, which have led the Company to initiate a major flood protection response plan. While we have insurance coverage (subject to payment of deductibles) to cover damages from these types of events, we do not have full insurance coverage with respect to all our property/assets, and the insurance coverage may not be sufficient to cover all related damage.

The erosion of the Arava stream which flows along the international border between Israel and Jordan and into the Dead Sea, could endanger the stability of the eastern dikes in the future. Although we designed a project to address these risks, we cannot guarantee that we will receive the permits to conduct the project or that the project will succeed.

Impacts of climate-related transition risks include, among other things, policy constraints on emissions, imposition of carbon pricing mechanisms, water restrictions due to physical stress conditions in the water, land use restrictions or incentives, changing consumer behavior and preferences, and market demand and supply shifts.

Over the past several years, climate change and GHG emissions have been of increasing concern worldwide. Laws and regulations that govern climate change and GHG emissions already have impact ICL's operations and may present transition risks for both the short and long term.

Carbon taxes and cap-and-trade-emissions schemes are increasingly viewed in global jurisdictions as a way of pricing carbon – a key policy driver to reduce GHG emissions. Currently, one of ICL Europe's sites, ICL Iberia, is covered by the EU-ETS Emissions Trading System, and in the UK, ICL Boulby is subject to the UK Emissions Trading Scheme.

In Israel, a new carbon tax on fossil fuels, including natural gas, has been declared and will come into effect during 2025. It will be implemented gradually over the course of the current decade. Other carbon mechanisms may be implemented in the future.

Additionally, under the European Green Deal, the EU adopted a Carbon Border Adjustment Mechanism (CBAM) Regulation in 2023, which was created to stop carbon leakage from the EU which will apply to some of our operations over a period of nine years, beginning in 2026. Regulations relating to GHG emissions are at various stages of consideration by the US federal government as well as in some US states.
ICL Group Limited 9

Consequently, it is expected that in the short to medium term, ICL will need to purchase carbon allowances through specific programs (such as the EU and UK ETS) and/or incur additional costs for energy and emission reduction measures. Similarly, carbon taxes or restrictions/taxes on fossil fuel electricity production could increase our energy costs, as well as the costs of supplied materials and services across the ICL value chain.

We are subject to laws and regulations that will require us to disclose information related to climate risks. ICL’s main EU subsidiaries are expected to report under the EU's Corporate Sustainability Reporting Directive. There is uncertainty regarding the original implementation deadline and scope. We are actively monitoring the developments to ensure timely compliance with any new requirements. In March 2024, the SEC issued a ruling requiring disclosure of climate-related risk, which currently has been put on hold. The State of California has enacted laws requiring disclosure of climate-related risks and GHG emissions and we expect additional jurisdictions to adopt regulatory disclosure requirements related to climate risks and opportunities disclosures, GHG emissions and other ESG metrics in the foreseeable future.

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

For further information, see “Item 4 – Information on the Company — B. Business Overview” and Note 18 to our Audited Financial Statements.

We may be adversely affected if we cannot meet the goals and commitments that we establish in relation to climate change and other social and environmental sustainability matters

There has been an increased focus, including from investors, the general public and governmental and nongovernmental authorities, regarding environmental, social and governance (ESG) matters, including with respect to climate change, GHG emissions, packaging, waste and circular economy, sustainable supply chain practices, deforestation, land, energy and water use. This increased awareness with respect to ESG matters, including climate change, may result in more prescriptive reporting requirements with respect to ESG metrics, an increased expectation that such metrics will be voluntarily disclosed by companies such as ours, and increased pressure to make commitments, set targets, or establish goals, and take action to meet them. As a result of this increased focus and our commitment to ESG matters, we have voluntarily provided disclosure and established targets and goals with respect to various ESG matters, including climate change. For example, we have made public commitments regarding our intended reduction of carbon emissions, including a reduction of our Scope 1 and 2 GHG emissions by 30% by 2030 (as compared to 2018) and our goal to be Net zero by 2050 across our Scope 1 and 2 GHG emissions. In addition, in 2022 ICL’s Board approved the submission of a declaration to the SBTi organization, wherein the Company will commit to setting a near-term, science-based target in accordance with the framework developed by the SBTi organization. In March 2023, SBTi officially confirmed ICL’s commitment to develop near-term targets in accordance with the criteria and processes of the SBTi. We expect to submit our targets for validation in line with the timeline criteria set out by SBTi.

Our ability to achieve these or any other ESG and climate-change related goals or targets is subject to numerous factors and conditions, many of which are outside our control. Examples of such factors include evolving regulatory requirements affecting sustainability standards or disclosures or imposing different requirements, the pace of changes in technology, statutory challenges, our ability to promote and adopt renewable energy including Mega projects in our global operational sites, the availability of requisite financing, the availability of suppliers that can meet our sustainability and other standards and the emissions performance of others in our value chain. Furthermore, standards for tracking and reporting such matters continue to evolve. Our selection of voluntary disclosure frameworks and standards, and the interpretation or application of those frameworks and standards, may change from time to time or differ from those of others. Methodologies for reporting this data may be updated and previously reported data may be adjusted to reflect improvement in the availability and quality of third-party data, changing assumptions, changes in the nature and scope of our operations, and other changes in circumstances. Our processes and controls for reporting sustainability and other matters across our operations and supply chain are evolving along with multiple disparate standards for identifying, measuring, and reporting sustainability metrics, including sustainability-related disclosures that may be required by the EU or other jurisdictions, reporting frameworks, other regulators policy makers locally and globally and industry standards, that may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future. If we fail to achieve or are perceived to have failed or been delayed in achieving, or improperly report on our progress toward achieving these goals and commitments or are otherwise alleged to have made climate-related statements that are incorrect, without support or that constitute so called “greenwashing”, it could negatively affect the public’s preference for our products or investor confidence in our stock, as well as expose us to government enforcement actions and private litigation.
ICL Group Limited 10

The accumulation of salt at the bottom of Pond 5, the central evaporation pond in our solar evaporation ponds system used to extract minerals from the Dead Sea in Israel, requires regular harvesting of salt to maintain a fixed brine volume and thereby sustain the production capacity of extracted minerals and prevent potential damage to the foundations and structures of hotels and other buildings situated close to the edge of the pond

The production process of the raw material requires the brine volume in Pond 5 to be preserved. Failure to maintain a constant volume of brine in Pond 5 could result in a reduction of production capacity.

In addition, a rise in the water level of Pond 5 above a certain point may cause structural damage to the foundations of hotel buildings situated close to the water’s edge, to the settlement of Neve Zohar, and to other infrastructure that is located along the western shoreline of Pond 5. The preservation of the water level in Pond 5 at a maximum height (15.1 meters), which was reached at the end of 2021, was achieved through a joint project of the Dead Sea Preservation Government Company Ltd. and DSW (which financed 39.5% of the project's cost) by constructing coastline defenses. The project included raising the dyke along the western beachfront of Pond 5 across from the hotels together with a system to lower subterranean water. Construction work with respect to the hotels' coastline has been completed, and elevation work in the intermediate area between two hotel complexes has been conducted by the Dead Sea Preservation Government Company Ltd. and is nearing completion.

Commencing in 2022, the brine volume in Pond 5 has been preserved through the salt harvesting project ("the Permanent Solution"), the plan for which was approved by the National Infrastructures Committee and the Israeli Government and includes the construction of the P‑9 pumping station. As of the reporting date, the water level of Pond 5 has not exceeded its maximum height.

The Permanent Solution to raise the water level in Pond 5 was established in an agreement with the Government of Israel in 2012, aiming to provide a solution at least until the end of the current concession period in 2030.
ICL Group Limited 11

In 2024, due to the security situation in Israel, the harvesting activity of the dredger was temporarily halted. The Company is working to ensure proper and ongoing activity of its harvesting operations and to augment its ability to address future operational risks.

There is no guarantee that the said projects for maintaining the Pond’s water level will be carried out without operational setbacks, or at the cost we currently estimate, or that will prevent damage to the surrounding infrastructure, or to our operations in the Pond. Operational difficulties, higher cost of the harvesting process or failure to provide solutions and/or any proof of damage caused could materially and adversely affect our business, financial condition and results of operations.

For further information see “Item 4 – Information on the Company — D. Property, Plant and Equipment” and Note 18 to our Audited Financial Statements.

Any disruption in the transportation systems we use to ship our products and receive raw materials could have a material adverse effect on our business, financial condition and results of operations

Part of our sales are bulk products characterized by large quantities. Most of this production quantity is shipped through dedicated facilities from two seaports in Israel, one seaport in Spain and another seaport in the UK. Any significant disruption to seaport facilities and/or the routes of transportation from the seaports, including labor strikes, regulatory restrictions and changes in the rights of use of seaport facilities, including potential disruptions due to geopolitical and security events, may delay or prevent exports of our products to our customers, which could materially and adversely affect our business, financial condition and results of operations. In addition, any significant disruption, shortage, or unavailability of transportation to the seaports and between various sites, primarily through trains and trucks, carrying our products and the raw materials we use in our business, could result in customer dissatisfaction, loss of production or sales and higher transportation costs, higher insurance premiums, loss of insurance coverage, or higher equipment costs.

We rely heavily upon truck, rail, tug, barge and ocean freight transportation to obtain the raw materials we need, to distribute raw materials between our mines and facilities and to deliver our products to our customers. In addition, the cost of transportation is an important part of the final selling price of our products. Finding affordable and dependable transportation is important in obtaining our raw materials and supplying products to our customers. Higher costs for these transportation services or an interruption or slowdown due to factors including extreme demand, high fuel and energy prices, labor disputes, layoffs, or other factors, might materially and adversely affect the Company’s business, its financial condition and results of operations.

In addition, the Company transports hazardous materials using specialized transport means, such as isotanks for the transport of bromine. A malfunction in the transportation of hazardous materials in one of our specialized transport means may have an environmental impact and/or cause harm to the health and or welfare of those affected, and, as a result, expose the Company to lawsuits and/or administrative proceedings or fines. This could also lead to a halt in usage of such transportation systems until the cause of such malfunction is discovered and/or for purposes of preventative maintenance and improvement of the transportation means. During a state of war, the schedule for bromine transportation and direct loading is conducted according to authorities' guidelines. As a result, such measures may have a material adverse effect on the Company’s operations, financial condition and results of operations.

ICL Group Limited 12

We are exposed to risks associated with our international activities, which could adversely affect our sales to customers as well as our operations and assets in various countries. Some of these factors may also make it less attractive to distribute cash generated by our operations outside Israel to our shareholders, use cash generated by our operations in one country to fund our operations or repayments of our indebtedness in another country and support other corporate purposes or the distribution of dividends

As a multinational company, we sell in many countries where we do not have production activity. A considerable portion of our production is designated for export. As a result, we are subject to numerous risks and uncertainties relating to international sales and operations, including:

•
Difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations, including the US. Foreign Corrupt Practices Act (the “FCPA”), the UK. Bribery Act of 2010, Section 291A of the Israeli Penal Law and similar laws in the jurisdictions in which we sell or operate;

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

The occurrence of any of the above in the countries in which we operate or elsewhere could jeopardize or limit our ability to transact business there and could materially adversely affect our revenues and operating results and the value of our assets.

Certain policies and statements of the prior and current Trump administration have given rise to uncertainty regarding the future of international trade agreements and the United States’ position on international trade. For example, on February 1, 2025, President Trump issued three executive orders directing the US to impose new tariffs on imports from Canada, Mexico, and China, to take effect on February 4, 2025. On February 3, 2025, President Trump announced his intention to pause these tariffs on Canada and Mexico for the next month. The tariffs impose an additional 25% ad valorem rate of duty on all imports from Canada and Mexico (other than imports of Canadian energy resources exports, which are subject to a 10% ad valorem rate of duty) and an additional 10% ad valorem rate of duty on all imports from China. On March 4, 2025, the new tariffs went into effect.

We are currently evaluating the potential impact of the imposition of the announced tariffs to our business and financial condition. While we do not believe that the tariffs will have a material adverse effect upon our results of operations, financial condition, or liquidity, the actual impact of the new tariffs is subject to a number of factors including the effective date and duration of such tariffs, changes in the amount, scope and nature of the tariffs in the future, any countermeasures that the target countries may take and any mitigating actions that may become available.

ICL Group Limited 13

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

In October 2023, the Israeli government declared a state of war in response to attacks on its civilians in the south of Israel, which escalated to other areas. The security situation has presented several challenges, including disruptions in supply chains and shipping routes, personnel shortages due to recurring rounds of mobilization for reserve duty, additional costs to protect Company sites/assets, effects of reluctance to perform contractual obligations in Israel during hostilities, various bans and limitations on trade and cooperation with Israel related entities, and fluctuations in foreign currency exchange rates relative to the Israeli shekel. Additionally, regional tensions involving Houthis attacks and threats to commercial vessels have intensified, disrupting shipping routes and commercial shipping arrangements, leading to increased shipping costs. For further information, see risk factor “Due to our location in Israel and/or being an Israeli company, which also operates outside of Israel, our business and operations may be exposed to war or acts of terror”.

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

ICL Group Limited 14

The spread of a pandemic may materially and adversely affect our business, financial condition and results of operations

Spread of a new pandemic, such as the Covid-19 pandemic, is likely to negatively impact us. This impact may manifest itself in production delays, disruptions in supply chains, employees’ health as well as business and economic uncertainty and volatility to global markets.

For example, the Covid-19 pandemic, as declared by the World Health Organization in March 2020, introduced significant business and economic uncertainty and volatility to global markets. The response to the pandemic led us to modify some of our business practices, health and safety measures and procedures to protect our employees.

A pandemic introduces various challenges, including potential disruptions to production and uncertainties regarding global recession and impacts on financial markets. Concerns encompass facility closures, raw material shortages, and decreased demand for our products. The ability of suppliers and contractors to meet obligations and maintain timelines adds to the complexities. There is no certainty that our updated practices will be sufficient to mitigate the risks posed by a pandemic, and therefore may negatively impact our business, results of operations, liquidity or financial condition. A pandemic may also have the effect of increasing many of the other risks described in this “Risk Factors” section.

Our operations, financial condition and results of operations could be adversely affected by price increases or shortages with respect to water, energy and our principal raw materials

We use water, energy and various raw materials as inputs and we could be affected by higher costs or shortages of these materials, as well as by changes in transportation prices. A significant increase in price or shortage of raw materials, inter alia: ammonia, sulphur, WPA and 4D (which we purchase from third parties) could adversely and materially affect our results of operations, financial position, and our business.

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

Our plants consume large amounts of energy. Moreover, energy is a significant component of the shipping costs of a considerable share of our products. Significant price increases for energy, or energy shortages, would affect shipping costs, as well as production costs and/or quantities.

The supply of electricity to our production processes and facilities in Israel is provided by our power station in Sodom and the national power grid. Our operations in Israel are dependent on these two sources and any significant malfunctions at the power station and/or interruption of power supply from the national grid in Israel may lead to additional financial liabilities and potential shutdowns at our production facilities, which could negatively affect ICL's ability to supply its products to both external customers and other ICL's sites using them as raw materials and reduce revenue from decreased production capacity. In addition, our magnesium plant requires a continuous supply of electricity, so any interruption in the power supply to the magnesium plant may cause significant damage to our magnesium production process.

ICL Group Limited 15

While our plants are typically capable of using alternative energy sources (fuel oil and/or diesel fuel), failure to obtain NG in a timely manner or energy shortages stemming from high demand in local markets, export preference and the like, can result in an increase in our energy costs and/or in production losses, and could adversely and materially affect our business, financial condition and results of operations.

We can provide no assurance that we will be able to impose increased costs with respect to water, energy and principal raw materials on our customers. Our inability to impose such cost increases could adversely affect our margins. For further information, see “Item 4 ‑ Information on the Company— B. Business Overview” and Note 5 to our Audited Financial Statements.

Completion of major projects may be dependent on third‑party contractors and/or governmental obligations. Furthermore, termination of engagements with contractors might entail additional costs

The Company is required to execute key projects, which are fundamental to the Company’s continued operations and its ability to significantly improve its competitive position in certain markets. For example, in DSW, a 24-kilometer conveyor system for transferring salt back to the Northern Basin, is currently undergoing detailed engineering design, and is planned to be commissioned in 2027. In addition, the Company is working to include a second salt dredger with commissioning planned in 2027. We are also advancing significant investments in projects to increase our production capacity for our main product lines and in environmental projects. The completion of key projects could also be dependent on third-party contractors. Situations wherein such contractors encounter financial or operational difficulties, or have significant disagreements with the Company, could cause a significant delay in the planned timetables for completion of a project and/or material deviations from its budget and may even jeopardize its completion altogether. This could adversely and even materially affect our business, financial condition and results of operations.

The inflow of significant quantities of water into the Dead Sea could adversely affect production at our plants

The inflow of significant quantities of water into the Dead Sea could adversely affect production at our plants and may alter the composition of the Dead Sea water in a manner that lowers the concentration of the solution pumped into the evaporation ponds, which may adversely affect production at ICL plants, our results of operations financial position, and our business. This risk may materialize, among other things, due to floods, the construction of a canal connecting the Mediterranean Sea with the Dead Sea, the inflow of water from the Sea of Galilee (Kinneret) to the Dead Sea via the Jordan River, or the construction of a canal from the Red Sea to the Dead Sea.

We are exposed to the risk of labor disputes, slowdowns and strikes

From time to time, we experience labor disputes, slowdowns and strikes. A significant portion of our employees are subject to collective labor agreements, mainly in Israel, China, Germany, United Kingdom, Spain, the Netherlands and Brazil. Prolonged slowdowns or strikes at any of our plants may disrupt production and result in non-delivery of products already ordered. Also, ramp-up time would be needed to return to full production capacity at facilities. Due to the interdependence between ICL plants, slowdowns or strikes at any of ICL's plants may affect the production capacity and/or production costs at other ICL plants. During labor disputes, labor unions may impose certain sanctions which may include blocking or delaying the transfer of goods through the factory gates.  Such disputes may escalate into a strike. Labor disputes, slowdowns or strikes, as well as the renewal of collective labor agreements, may entail significant costs and loss of profits, which could adversely, and even materially, affect our operating results and our ability to implement future operational changes for efficiency purposes.
ICL Group Limited 16

Some of our employees have pension and health insurance arrangements that are our responsibility

Some of our employees have pension and health insurance arrangements that are our responsibility. We have monetary reserves against some of these liabilities that are invested in financial assets. Changes in life expectancy, capital markets or other parameters by which undertakings to employees and retirees are calculated, as well as statutory amendments, could increase our net liabilities for these arrangements. For information about our employee benefits liabilities and composition of plan assets, see Note 16 to our Audited Financial Statements.

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

Any of the following may have a material adverse effect on our operating expenses, effective tax rate and overall business results:

•	Some government incentive programs may be discontinued, expire cancelled or changed.

•
Governments may initiate new legislation or amend existing legislation in order to impose additional and/or increased fiscal liabilities on our business, such as additional royalties, natural resource taxes or required investments, as has occurred in Israel, for example, with respect to the Law for Taxation of Profits from Natural Resources.

•	The applicable tax rates may increase.

•	We may no longer be able to meet the requirements for continuing to qualify for some incentive programs.

•	Changes in trade agreements between countries, such as in the trade agreements between the United States and China.

•	Changes in international taxation laws, as may be adopted by several countries we operate in, or sell to, may result in additional taxes or high tax rates being imposed on our operations.

Our tax expenses and resulting effective tax rate reflected in our consolidated financial statements may increase over time due to changes in corporate income tax rates and/or other changes in tax laws in the various countries in which we operate. We are subject to taxes in many jurisdictions, including jurisdictions in which we have a limited presence, and we exercise a certain amount of discretion in determining our provision for tax liability. For instance, we consider ongoing trends in international tax law and follow OECD recommendations, among them, the BEPS 2.0 and Pilar 2 minimum tax regime which are applicable to our company, as well as to significant changes to international tax laws and practices that may be adopted by various jurisdictions. These changes could result in our being subject to tax in jurisdictions in which we currently are not subject to tax (including jurisdictions in which we have limited or no operations other than sales activities). In addition, our company is subject to examination by tax authorities in numerous jurisdictions. As part of such tax examinations, the relevant tax authorities may disagree with the taxable income we report and may also dispute our interpretation of applicable tax legislation relating, among other things, to taxes on natural resources and inter-company agreements.
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

Changes in valuations and estimates, which serve as a basis for analyzing our contingent liabilities and for the recognition and measurement of assets and liabilities, including provisions for waste removal and the reclamation of mines, may materially and adversely affect our business, financial condition and results of operations

As part of the preparation and composition of our financial statements, we are required to exercise discretion, make use of valuations and estimates and make assumptions that affect, among other things, the amounts of assets and liabilities, income and expenses. When formulating such estimates, we are required to make assumptions concerning circumstances and events that involve uncertainty, such as, legal claims pending against ICL. We exercise our discretion based on our past experience, various facts, external factors and reasonable assumptions, according to the circumstances relevant to each estimate. It should be noted that actual results may differ, and even materially so, from such estimates which may materially and adversely affect our business, financial condition and results of operations. For further information, see Note 2 to our Audited Financial Statements.

We have expanded our business by mergers and acquisitions, as well as by investment in new markets, organizational restructuring and various initiatives designed to streamline the Company's operations and to increase production capacity and reduce costs of our existing operations. This could result in a diversion of resources and significant expenses, a disruption of our existing business operations and an adverse effect on our financial condition and results of operations

Negotiation processes with respect to potential acquisitions or joint ventures, as well as the integration of acquired or jointly developed businesses, require management to invest time and resources, in addition to significant financial investments, and we may not be able to realize or benefit from the potential involved in such opportunities. Future acquisitions could lead to substantial cash expenditures, dilution due to issuance of equity securities, the incurrence of debt and contingent liabilities, including liabilities for environmental damage caused by acquired businesses prior to or after the date we acquired them, a decrease in our profit margins, impairment of intangible assets and goodwill; and increased governmental oversight over the Company’s activity in certain areas. There is no guarantee that businesses that have been or will be acquired will be successfully integrated with our current businesses and operations, and we may not realize the anticipated benefits of such acquisitions and even incur losses as a result thereof.

Some of our partners or potential partners in these business initiatives are governments, governmental bodies or publicly owned companies. We may face certain risks in connection with our investments in partnerships including, for example, if the needs, desires or intents of our partners change, if the government changes or if the ownership structure of our partners changes.

In addition, we are deploying several initiatives to improve our existing operations, including initiatives to increase production and reduce operating costs at our facilities.
ICL Group Limited 18

If our initiatives will not succeed, our business, financial condition and results of operations, as well as competitive position, could be materially and adversely affected.

As a multinational company, our financial results may be adversely affected by currency fluctuations and restrictions, as well as by credit risks

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

We use derivative financial instruments and "hedging" measures to manage some of our net exposure to currency exchange rate fluctuations in the major foreign currencies in which we operate. However, not all of our potential exposure is covered, and certain elements of the Company’s financial statements are not fully protected against foreign currency exposures. Therefore, our exposure to exchange rate fluctuations could have a material adverse effect on our financial results.

See “Item 11 – Quantitative and Qualitative Disclosures about Market Risk — Exchange Rate Risk”.

Because some of the Company’s liabilities bear interest at variable rates, we are exposed to the risk of interest rate increases that could materially and adversely affect our business, financial condition and results of operations

A portion of our liabilities bear interest at variable rates and therefore, we are exposed to the risk stemming from an increase in interest rates. Such increase in interest rates may also occur as a result of a downgrade in our credit rating.

From time to time, the Company uses financial instruments including derivatives to hedge this exposure. The Company uses interest rate swap and cross currency swaps contracts mainly in order to reduce the exposure to cash flow risk in respect of changes in interest rates.

An increase in interest rates would increase our financing expenses and could materially and adversely affect our business, financial condition and results of operations.

We may be exposed to material fines, penalties and other sanctions and other adverse consequences arising out of FCPA investigations and related matters

We are required to comply with the US Foreign Corrupt Practices Act (the "FCPA"), the UK Bribery Act and similar anti-corruption laws in other jurisdictions around the world where we operate. We do business in countries that may be considered as high risk in this regard. Compliance with these laws has been subject to increasing focus and activity by regulatory authorities, both in the US and elsewhere, in recent years. Actions by our employees, as well as third party intermediaries acting on our behalf, in violation of such laws, whether carried out in the US or elsewhere in connection with the conduct of our business, could expose us to significant liability for violations of the FCPA or other anti-corruption laws and accordingly may have a material adverse effect on our reputation and our business, financial condition and results of operations.
ICL Group Limited 19

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

Our, and some of our third-party vendors’ and service providers’, systems and networks have been, and are expected to continue to be, the target of malware and other cyberattacks. Despite our investment in measures to mitigate these risks, we cannot guarantee that these measures will be successful in preventing any compromise, disruption or failure of our data or our IT systems, OT systems or infrastructure. We also have a limited ability to control or monitor the operations and security of our third-party vendors and service providers, and there can be no assurance that the data, IT systems, OT systems or infrastructure owned or controlled by such third parties will be secure. Furthermore, we may have limited recourse with such third-party vendors or service providers in the event an issue arises. As we become more dependent on IT systems, OT systems and infrastructure to conduct our operations, and as the number, sophistication and severity of cyberattacks increase, the risks associated with cybersecurity increases. Additionally, as cybersecurity threats and incidents continue to evolve, we may be required to incur additional expenses to enhance our protective measures or to remediate any information security vulnerability, security breach or other similar incident.

These risks apply to both our operations and to the operations of third parties crucial to our business. Cybersecurity threats and incidents, characterized by uniqueness, persistence and constant evolution, may be carried out by organized crime, terrorists, hacktivists, nation-states, state-sponsored organizations or other threat actors with malicious intentions and significant resources and sophistication, any of which may see their effectiveness enhanced by the increasing use of artificial intelligence (AI). Given the high level of threat and sophistication, robust defense capabilities and increased resources are imperative, but cannot guarantee complete protection from cybersecurity risks. These risks encompass various forms, including, but not limited to, installation of malicious software, ransomware, viruses, social engineering (including phishing attacks and other forms of digital impersonation), denial of service attacks, employee theft or misuse, unauthorized access to data, software bugs, server malfunctions, software or hardware failure, and other cybersecurity threats and incidents. These risks may derive from human error, fraud or malice from employees or third parties or accidental technological failure and have increased in frequency, scope and potential impact in recent years, posing challenges in effective detection, defense, mitigation and remediation. Notably, these risks have been heightened in connection with ongoing global conflicts and other geopolitical events, and we cannot be certain how this new risk landscape will impact our operations. When geopolitical conflicts develop, critical infrastructures may be targeted by nation-states or state-sponsored organizations even if they are not directly involved in the conflict, and there can be no assurance that our business will not become a potential target.
ICL Group Limited 20

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
ICL Group Limited 21

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

Failure to retain and/or recruit personnel for key operational/professional positions, or to attract additional executive and managerial talent, could materially and adversely affect our business

Given the complexity of our businesses and their global reach, we rely upon our ability to recruit and retain skilled management and other employees, including engineers, agronomists, scientists, technical equipment operators, programmers, data scientists, and other employees with special expertise. Much of our competitive advantage is based on the expertise, experience and know-how of our key personnel. Any loss of service of key members of our organization, or any reduction in our ability to continue to attract high-quality employees may delay or prevent the achievement of major business objectives and may have a material adverse effect on our business, financial condition and results of operations.

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
ICL Group Limited 22

The Company relies on access to capital markets as it borrows money from various sources to fund its operations and it frequently engages in refinancing activities

The level at which the Company is leveraged could affect our ability to obtain additional financing for acquisitions, refinancing of existing debt, working capital or other purposes, could adversely affect our credit rating, and could make us more vulnerable to industry downturns and competitive pressures, as well as to interest rate and other refinancing risks. In addition, capital markets have been more volatile in recent years. Such volatility may adversely affect our ability to obtain financing on favorable terms at times in which we need to access the capital markets. Our ability to refinance existing debt and meet our debt service obligations will be dependent upon our future performance and access to capital markets, which will be subject to financial, business and other factors affecting our operations (including our long-term credit ratings), many of which are beyond our control. Our credit rating may be downgraded, among other things, due to our future performance, the degree we are leveraged and deterioration of the business environment.

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

In September 2021, the Company entered into a sustainability linked loan (SLL) agreement and in April 2023, into a Sustainability-Linked Revolving Credit Facility Agreement, both of which includes sustainability performance targets, any failure to comply with these targets or failure to successfully track certain measurements we need to provide pursuant to the SLL, may result in penalties and impede our efforts to raise funds, which may not be available to us on favorable terms or at all, especially as such loans become increasingly common. For further information, see Note 13 to our Audited Financial Statements.

The Company is exposed to risks relating to its current and future activity in emerging markets

We operate in several emerging markets and may have future activities in additional emerging markets. Activity in these regions is exposed to the socioeconomic conditions, as well as to the laws and regulations governing the agricultural, food and industrial sectors in these countries. The additional risks entailed in operating in emerging markets include, but are not limited to, high inflation rates; extreme fluctuations in exchange rates, martial law, war or civil war; social unrest; organized crime; expropriations and nationalizations; rescindment of existing licenses, approvals, permits and contracts; frequent and significant changes in taxation policies; restrictions on the use and trade of foreign currency. Governments in certain jurisdictions often intervene in the country’s economy, and at times even introduce significant changes to policy and regulations. Changes in the policies governing the food, agricultural and industrial sectors or changes in political attitudes in the countries wherein we operate could adversely affect our operations or profitability. Our operations could be affected at various degrees by governmental regulations relating to production limitations, price controls, controls of export, currency transfer, product imports and supply, taxes and royalties, divesture of property, licenses, approval and permits, environmental issues, real estate claims by residents, water use and workplace safety. Failure to comply with domestic laws, regulations and procedures may result in the loss, revocation or divesture of licenses, imposition of additional local oversight of activities or other interests. We are monitoring the developments and policies in emerging markets in which we operate, and regularly assess their effect on our operations; however, such developments cannot be accurately anticipated, which, insofar as they occur, could adversely and even materially affect our activity and/or profitability.
ICL Group Limited 23

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

The prices at which we sell our fertilizer products, and our sales volumes could fall in the event of industry oversupply conditions, which could have a material adverse effect on our business, financial condition and results of operations. Alternatively, high prices may lead our customers to delay purchases in anticipation of lower prices in the future, thereby decreasing our sales volumes. These factors could materially and adversely affect our business, financial condition and results of operations.

In addition, government policies, and specifically, subsidy levels, may affect the number of agricultural crops and, as a result, sales of our fertilizer products. Generally, reductions in agricultural subsidies to the farmer or increases in subsidies to local fertilizer manufacturers in countries where we sell our products have an adverse effect on our fertilizer business. In addition, the ongoing trade dispute between the US and China may also affect the sales of some of the Company’s products through continued imposition of existing tariffs or increased tariffs or other trade barriers that may negatively affect our sales directly and/or indirectly by affecting our customers’ business and operations, which in turn could materially and adversely affect our business, financial condition and results of operations.

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
ICL Group Limited 24

The sales of oil drilling products depend on the extent of operations in the oil drilling market, mainly in deep-sea drilling, which in turn is dependent on oil prices, and on the decisions of oil companies regarding rates of production.

The operation of the Phosphate Solutions segment in the food industry is affected by legal provisions and licensing regulations relating to health. This area is characterized by stringent regulatory requirements that are updated from time to time by enforcement agencies. Adjustments of our operations to the changes in regulation, including the technological complexity and feasibility of such adjustments, may adversely affect the sales of our products.

In addition, the ongoing trade dispute between the US and China may also affect the sales of some of our products through continued imposition of existing tariffs or increased tariffs or other trade barriers that may negatively affect our sales directly and/or indirectly by affecting our customers’ business and operations, which could materially and adversely affect our business, financial condition and results of operations.

Sales of our magnesium products are affected by various factors that are not within our control, including developments in the end markets of magnesium, legislative changes, recession or economic slowdown, changes in currency exchange rates, antidumping and countervailing duties

Sales of our magnesium products are affected by global economic conditions in the markets in which we operate. For example, our sales may be affected by any economic reversal in the aluminum sector, steel sector, and the casting sector of parts made using magnesium alloys (mainly for uses in the vehicle industry).

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

Our operations are subject to a crisis in financial markets

As a multinational company, ICL's financial results are affected by global economic trends, changes in the terms of trade and financing and fluctuations of currency exchange rates. A crisis in the financial markets could result in a reduction in the international sources of credit available for the purpose of financing business operations. The impact of such a crisis might be expressed in terms of availability of credit to us and the price of credit or reduce our customers’ ability to pay us for past or future purchases.

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
ICL Group Limited 25

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

For further information, see “Item 4 – Information on the Company — B. Business Overview”, and Note 18 to our Audited Financial Statements.

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

Some of our manufacturing or marketing activities (and sometimes transportation and storage as well) entail safety risks that we attempt to minimize but are unable to eliminate. In various countries, including Israel and the US, legislation exists that can impose liability on us irrespective of our actual intent or negligence. Other laws impose liability on defendants jointly and severally, and sometimes retroactively, and therefore can cause us to be liable for activities executed jointly with others and at times solely by others. In March 2023, a fatal accident occurred at the Cabanasses mine in Spain, which is still under investigation by local authorities. This incident was followed by a gradual ramp-up in production due to extraordinary safety measures.

Failure to implement, or a deviation from our safety measures and standards, or failure to prevent or appropriately respond to a safety-related incident, or other operational risks, may result in personnel injuries or fatalities, production shutdowns, disruption of operations and significant legal and financial liabilities. The occurrence of material safety incidents at our facilities could have a material adverse effect on us, and we may be exposed to substantial liabilities and costs under such circumstances.

For further information, see “Item 4 – Information on the Company — B. Business Overview “.

We are exposed to the risk of third‑party and product liability claims

We are also exposed to risk of liability related to damage caused to third parties by our operations or by our products. We have third‑party liability insurance for damages caused by our operations and for product liability. However, there is no certainty that this insurance will fully cover all damage for such liability. Moreover, sale of defective products by us might lead to a recall of products by us or by our customers. In addition, the sale of defective products, as well as damage caused to third parties, by our activities or our products may harm our public image and reputation and, as a result, materially and adversely affect our business, financial condition and results of operations.
ICL Group Limited 26

Product recalls or other liability claims as a result of food safety and food-borne illness concerns could materially and adversely affect us

We develop and produce functional food ingredients and supplements, as well as phosphate additives for the food industry. Selling ingredients, supplements and additives used in products sold for human consumption involves inherent legal and other risks, including product contamination, spoilage, product tampering, allergens, or other adulteration. We could decide to, or be required to, recall products due to suspected or confirmed product contamination, adulteration, misbranding, tampering, or other deficiencies. Product recalls or market withdrawals could result in significant losses due to their costs, the destruction of product inventory, and lost sales due to the unavailability of the product for a period of time.

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

We may also suffer losses if our products or operations violate applicable laws or regulations, or if our products cause injury, illness, or death. A significant product liability or other legal judgment or a related regulatory enforcement action against us, or a significant product recall, may materially and adversely affect our reputation and profitability. Awards of damages, settlement amounts and fees and expenses resulting from such claims and the public relations implications of any such claims could have an adverse effect on our business. The availability and price of insurance to cover claims for damages are subject to market conditions that we do not control, and such insurance may not cover all the costs of such claims and would not cover damage to our reputation. Moreover, even if a product liability or fraud claim is unsuccessful, has no merit, or is not pursued, the negative publicity surrounding assertions against our products or processes could materially and adversely affect our business, financial condition and results of operations.

Our insurance policies may not be sufficient to cover all actual losses that we may incur in the future

We maintain, among others, property, environmental, business interruption, cyber, casualty, professional and malpractice insurance policies. However, we are not fully insured against all potential hazards and risks incidental to our business, including to damages which may be caused by the negligence of our employees. We are subject to various self‑retentions and deductibles under these insurance policies. As a result of market conditions, our loss experience and other factors, our premiums, self‑retentions and deductibles for insurance policies can increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. In addition, significantly increased costs could lead us to decide to reduce, or possibly eliminate, coverage. As a result, a disruption of the operations at one of our key facilities or a significant casualty could have a material adverse effect on our financial condition and results of operations. Furthermore, our insurance may not fully cover our expenses related to claims and lawsuits that may be filed against us, or expenses related to legislation that is being promoted and enacted with adverse effect on us. In addition, it is possible that there are risks that we did not identify and are thus not covered by the insurance policies acquired by the Company.
ICL Group Limited 27

Risks Related to Our Operations in Israel and/or to the Company being an Israeli Company

Due to our location in Israel and/or being an Israeli company, which also operates outside of Israel, our business and operations may be exposed to war or acts of terror

War, acts of terror and/or governmental instability in the regions where we operate are likely to negatively impact us. This impact may manifest itself in production delays, distribution delays, loss of property, increasing cyber-attacks, injury to employees, political sanctions and difficulties in obtaining insurance coverage or increased insurance premiums. In addition, the company may face risks relating to boycotts, sanctions, bans, and other targeted actions due to geopolitical factors associated with its Israeli origin. These actions can lead to decreased sales and revenue, reputational damage, operational disruptions, and legal challenges.

Our plants may be targets for terrorist acts due to the chemicals they store. We do not have property insurance against war or acts of terror, other than compensation from the State of Israel pursuant to Israeli law, which covers only physical property damage, without accounting for reinstatement values. It is noted that since the construction of our initial facilities in the 1950s, we have never experienced material business interruptions due to war or acts of terror, but we can provide no assurance that we will not be subject to any such interruptions in the future.

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

In October 2023, the Israeli government declared a state of war in response to attacks on its civilians in the south of Israel, which escalated to other areas. The security situation has presented several challenges, including disruptions in supply chains and shipping routes, personnel shortages due to recurring rounds of mobilization for reserve duty, additional costs to protect Company sites/assets, effects of reluctance to perform contractual obligations in Israel during hostilities, various bans and limitations on trade and cooperation with Israel related entities, and fluctuations in foreign currency exchange rates relative to the Israeli shekel. Additionally, regional tensions involving Houthis attacks and threats to commercial vessels have intensified, disrupting shipping routes and commercial shipping arrangements, leading to increased shipping and insurance costs.

The Company continues to take measures to ensure the safety of its employees and business partners, as well as the communities in which it operates. It has also implemented supportive measures to accommodate employees called for reserve duty, aiming to minimize any potential impact on its business, and to avoid disruptions to production activities at its facilities in Israel.

The security situation in the last year has not had a material impact on the Company's business results. However, as the developments related to the war, as well as its duration, are unpredictable, the Company is unable to estimate the extent of the war’s potential impact on its future business and results. The Company continuously monitors developments and will take all necessary actions to minimize any negative consequences to its operations and assets.
ICL Group Limited 28

The ultimate impact of a war is highly uncertain and subject to change. To the extent that a war may negatively impact our business, results of operations, liquidity or financial condition, it may also have the effect of increasing many of the other risks described in this “Risk Factors” section.

We conduct operations in Israel and therefore our business, financial condition and results of operations may be materially and adversely affected by political, economic and military instability in Israel and its region

Our headquarters, some of our operations, and some of our mining facilities are located in Israel and many of our key employees, directors and officers are residents of Israel. Accordingly, political, economic and security conditions in Israel and the surrounding region may directly affect our business. Since the establishment of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors, as well as Iran, Hamas (an Islamist militia and political group in the Gaza Strip), Hezbollah (an Islamist militia and political group in Lebanon), and additional militant groups. The most recent conflict is the war in the south of Israel, which escalated to other areas and is still ongoing despite recent cease-fire agreements that may escalate at any time. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners, including shipping route disruptions, could materially and adversely affect our business, financial condition and results of operations and could result in, inter alia, lowering the credit rating of the State of Israel, making it more difficult for us to raise capital. Recent political uprisings, social unrest and violence in various countries in the Middle East and North Africa, including some of Israel’s neighbor states, are affecting the political stability of those countries. This instability may lead to further deterioration of the political relationships that exist between Israel and these countries and has raised concerns regarding security in the region and the potential for more armed conflict. In addition, Iran threatens to continue attacking Israel, and is widely believed to be developing nuclear weapons.

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

Our operations may be disrupted as a result of the obligation of Israeli citizens to perform military reserve service

Many Israeli citizens are obligated to perform one month, and in some cases more, of annual military reserve service until the age of 45 (or older, for reservists with certain occupations) and, in the event of a military conflict, may be called to active duty. In 2024, as a result of the war in Israel, approximately 15% of ICL employees in Israel were drafted in multiple rounds for army reserve duty. We made some adjustments to our operations, to meet customer commitments and production requirements without incurring any material impact. Although periods of significant call‑ups of military reservists have had no material impact on our operations to date, it is possible that future military reserve duty rounds will adversely disrupt our operations.
ICL Group Limited 29

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

In light of the Company’s listing for trading on a stock exchange in the US and considering the fact that our parent company is subject only to the Israeli securities law, we are subject, in certain aspects, to both Israeli law and US law, a fact which may cause us to face both reporting and legal conflicts.

In recent years we have seen a significant rise in the filing of class actions in Israel against public companies, including derivative actions against the company, its executives and Board members

In recent years we have seen a significant rise in the filing of class actions and derivative actions in Israel against companies, executives and Board members. While most of such claims are dismissed, companies like ICL are forced to increasingly invest resources, including monetary expenses and investment of management attention due to these claims. This state of affairs could adversely affect the willingness of our executives and Board members to make decisions which could have benefitted our business operations. Such legal actions could also be taken with respect to the validity or reasonableness of the decisions of our Board of Directors.

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
ICL Group Limited 30

For information respecting legal proceedings and actions, see Note 18 to our Audited Financial Statements and “Item 8 - Financial Information— A. Consolidated Statements and Other Financial Information”.

Risks Related to Our Ordinary Shares

We have one key shareholder who is our controlling shareholder. This controlling shareholder may influence decision making with which other shareholders may disagree

As of December 31, 2024, the Israel Corporation Ltd. (“Israel Corp.”) holds the controlling interest in the Company.

The interests of Israel Corp. may differ from the interests of other shareholders. Israel Corp. exercises control over our operations and business strategy and has sufficient voting power to control many matters requiring approval by our shareholders, including:

•	The composition of our Board of Directors (other than external directors, as described under “Item 6 - Directors, Senior Management and Employees— C. Board Practices”.

•	Mergers, acquisitions, divestitures or other business combinations.

•	Future issuances of ordinary shares or other securities.

•	Amendments to our Articles of Association, excluding provisions of the Articles of Association that were determined by virtue of the Special State Share.

•	Dividend distribution policy.

In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive the investor of a possible premium for his ordinary shares as part of a sale of our Company. Moreover, because of the Company’s control structure, our shares may be subject to low tradability, which may hinder the sale and/or exercise of our shares. Furthermore, Israel Corp. may conduct material transactions in our shares, such as its existing margin loans that are secured by pledges of ICL shares, and/or in their organizational structure, that we will not be able to influence but that may have a material adverse effect on our share price.

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
ICL Group Limited 31

The market price of our ordinary shares is subject to fluctuation, which could result in substantial losses for our investors

The stock market in general and the market price of our ordinary shares, in particular, are subject to fluctuation, and changes in our share price may occur unrelated to our operating performance. The market price of our ordinary shares on the TASE or NYSE has fluctuated in the past, and we expect it will continue to do so. The market price of our ordinary shares is and will be subject to several factors, including:

•	Expiration or termination of licenses and/or concessions.

•	General stock market conditions.

•	Decisions by governmental entities that affect us.

•	Variations in our and our competitors’ results of operations.

•	Changes in earnings estimates or recommendations by securities analysts.

•	General market conditions and other factors, including factors unrelated to our operating performance.

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

Shareholders may be diluted by the future issuance of additional ordinary shares, among other reasons, for purposes of carrying out future acquisitions, financing needs, and also as a result of our incentive and compensation plans

As at the date of this Annual Report, we have approximately 170 million NIS 1 par value (approximately $47 million) shares authorized but unissued. We may choose to raise substantial equity capital in the future to acquire or invest in businesses, products or technologies and other strategic relationships and to finance unanticipated working capital requirements to respond to competitive pressures. The issuance of any additional ordinary shares in the future, or any securities that are exercisable for or convertible into our ordinary shares, will have a dilutive effect on our shareholders as a consequence of a reduction in percentage ownership.

For example, as at the date of the report, there are about 23 million outstanding options for our ordinary shares that were issued under our incentive and compensation plan. For further information, see Note 19 to our Audited Financial Statements and Item 6 - Directors, Senior Management and Employees—E. Share Ownership.
ICL Group Limited 32

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

ICL Group Limited 33

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

As of December 31, 2024, Israel Corp. holds approximately 43.13% of our outstanding ordinary shares and approximately 43.95% of the shareholders' voting rights.

ICL Group Limited 34

The following is a list of significant acquisitions and divestitures over the last several years:

•
In July 2024, the Company completed the acquisition of Custom Ag Formulators (CAF), a North American provider of customized agriculture formulations and products for growers, for a consideration of approximately $60 million.

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

•
A unique integrated phosphate value chain that extends from phosphate rock mines in Israel and in China to value‑added downstream products produced in facilities located in Israel, Europe, the US, Brazil, Australia and China. Our specialty phosphates serve the food industry by providing texture and stability solutions to the meat, meat alternatives, poultry, sea food, dairy and bakery markets, as well as numerous other industrial markets, such as metal treatment, water treatment, oral care, carbonated drinks, asphalt modification, paints and coatings and more.

•	Polysulphate® resources in the UK.

•
Customized, highly effective specialty fertilizers that provide improved value to the grower, as well as essential nutrition for plant development, optimization of crop yields and reduced environmental impact.

ICL Group Limited 35

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

•
Research & Development and Innovation: We benefit from our proximity to Israel’s global-leading high-tech and agri-tech eco-system, as well as our vast agronomy and chemistry knowledge that we have accumulated over decades. Our extensive global R&D infrastructure includes 24 R&D and Innovation centers around the world that employ 300 highly experienced personnel who have obtained our 707 active patents in 218 patent families. ICL's R&D unit supports the development of new, innovative products, applications and formulations for each of our operating segments through internal research, employee ideation and collaborative research with third parties.

•	An extensive global logistics and distribution network with operations in over 30 countries.

For the year ended December 31, 2024, we generated total sales of $6,841 million, operating income of $775 million, adjusted operating income of $873 million, net income attributable to the shareholders of the Company of $407 million and adjusted net income attributable to the shareholders of the Company of $484 million. See "Item 5 – Financial Results and Business Overview– A. Operating Results" and Note 5 to our Audited Financial Statements.

Sales by the Industrial Products segment totaled $1,239 million and operating profit attributable to the segment totaled $224 million. Sales by the Potash segment totaled $1,656 million and operating profit attributable to the segment totaled $250 million. Sales by the Phosphate Solutions segment totaled $2,215 million and operating profit attributable to the segment totaled $358 million. Sales of the Growing Solutions segment totaled $1,950 million and operating profit attributable to the segment totaled $128 million.

For a breakdown of sales and a geographic market by segments, see “Item 5 – Financial Results and Business Overview— A. Operating Results” and Note 5 to our Audited Financial Statements.

ICL Group Limited 36

Markets and Industries

General

Our integrated business model is mainly structured around three mineral value chains – bromine, potash and phosphate. These minerals are the main raw materials for most of the value-added downstream products in our Company’s portfolio. Our operations are organized under four reporting segments: Industrial Products, Potash, Phosphate Solutions and Growing Solutions. The segments represent a specific value chain, and we are leaders in each of these segments – either in terms of market share or cost competitiveness.

Our Industrial Products segment primarily operates our bromine value chain, which includes elemental bromine and bromine compounds for various industrial applications, including bromine-based flame retardants used in electronics components. This segment also operates several complementary businesses, mainly phosphorous-based flame retardants, primarily used in building and construction, and additional Dead Sea minerals for the pharmaceutical, food, oil and gas, and de-icing industries, among others.

Our Potash segment operates our potash value chain and includes primarily potash fertilizers and our magnesium business (a byproduct of potash production), which produces and sells pure magnesium and magnesium alloys, as well as chlorine and sylvinite.

Our Phosphate Solutions segment is based on our phosphate value chain. It includes specialty phosphate salts and acids used by many different end-markets for a variety of applications, including food and beverage, pharmaceuticals, oral care, building and construction, paints and coatings, water treatment, and other industrial applications. Additionally, this segment produces commodity phosphates, which are used mainly as fertilizers. In 2023, ICL announced a plan to build the first commercial lithium iron phosphate (LFP) facility in the US. The site is expected to produce cathode active materials (CAM) for LFP batteries, which will be used in electric vehicles (EVs) and for other energy storage applications. While ICL is already supplying raw materials to the battery materials market from its YPH facility in China, it intends to expand into CAM, to help meet growing global demand for clean energy. In January 2025, the Company signed a strategic agreement with Shenzhen Dynanonic Co., Ltd. to establish LFP production in Europe. The new facility is planned to be located at ICL's Sallent site, in Spain, and will substantially expand the Company’s battery materials business.

Our fourth segment, Growing Solutions, includes our specialty fertilizers business. This segment strives to enhance its broad portfolio of solutions and achieve market leadership. In 2021, we expanded our global presence, with two acquisitions in Brazil, which also balanced the segment's seasonality between the Northern and Southern hemispheres. Additionally, in 2024, ICL acquired a biologicals solutions company in Brazil and a specialty plant nutrition company in North America. These acquisitions have helped position ICL as the leading specialty plant nutrition company in Brazil and to expand its global reach overall. Growing Solutions also enhanced its presence in China in 2024, through a five-year agreement to market specialty water soluble fertilizers with AMP Holdings Group Co. Ltd., one of China's top agricultural distribution companies.

ICL Group Limited 37

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

ICL's bromine solutions play an important role in a wide range of products, by enhancing the safety of consumer goods and promoting efficiency in industrial production. The largest commercial use of bromine is for flame retardants, which are used by a variety of end-markets, including electronics and related components, automotive – both internal combustion engines (ICE) and electric vehicles (EVs) – and building and construction, as well as furniture and textiles. Bromine and its derivatives are also used in various other industrial applications, including rubber production, oil and gas drilling, water purification, and in the pharmaceutical and food industries.
ICL Group Limited 38

Demand for products manufactured by our Industrial Products segment is driven by population growth, improved standards of living, greater environmental and safety awareness, and an increased focus on cost effective industrial production. Increased regulation and environmental awareness also drive demand for polymeric and reactive bromine- and phosphorus-based flame retardants, which are considered more environmentally friendly. VeriQuel R100, an innovative, reactive phosphorus flame retardant, is an example of such a product.  It was designed for rigid polyurethane insulation products, and it chemically bonds with the polymer matrix and aligns with stricter global regulations on environmental safety.

As bromine prices increased over the past several years, reaching record highs in the first half of 2022, competitive resources that were traditionally less profitable found it advantageous to return to the market. As additional supply became available, bromine prices declined and returned to rates not seen in over a decade.

Weakness in the electronics end-market, which initially emerged toward the end of 2022, persisted into 2024. The building and construction end-markets were also soft during this period, as inflation and higher interest rates remained elevated on a global basis. However, demand from the oil and gas industry remained strong, and the Industrial Products division also continued to grow its specialty minerals business, targeting food, pharma and other end-markets. Over the long-term, ICL estimates bromine demand to remain relatively stable and expects market growth to be primarily linked to the above-mentioned market drivers. Additionally, demand for flame retardants is expected to keep in pace with the natural electronics replacement cycle and gradually accelerate, due to expected growth in EVs and energy storage solutions and as the AI trend strengthens.

Phosphate Specialties

Our phosphate specialties business is part of our Phosphate Solutions segment and has been traditionally focused on developing products for the food and industrial end-markets. These products are centered around the Company's vertical integration into phosphate rock and fertilizer-grade phosphoric acid, also known as green phosphoric acid, which undergoes a chemical process to become purified phosphoric acid, also referred to as white phosphoric acid (WPA). As part of our value-add proposition, we produce and market purified acids and phosphate salts, in addition to commodity phosphates.

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

According to our estimates, ICL holds a leading position in specialty phosphates in Europe, North America and Latin America, and a worldwide market share of approximately 20%. Additionally, demand for purified phosphoric acid - a key raw material for water soluble fertilizers - is expected to continue to increase, driven by rapid growth in fruit and vegetable consumption and changing agricultural production environments. Similarly, phosphate salts – used in processed meats, cheeses and baked goods – have seen increased consumption in developing countries.

Consumer demand for different food products has changed dramatically over the past several decades, driven by higher income per capita, demographic shifts and lifestyle changes. Longer working hours, changing family structures, increased awareness of nutrition and health issues, and access to a broader variety of food products have resulted in growing demand for more sophisticated, protein-enriched, unprocessed (clean label) and non-allergenic food products with improved flavor, texture and appearance. An increasingly longer supply chain and consumer awareness of food waste also drives demand for longer shelf‑life and food stability. These trends stimulate long‑term demand for food additives, such as phosphate derivatives and phosphate and protein formulations.
ICL Group Limited 39

In 2024, ICL opened a new food specialty plant in China, which was designed to help customers easily partner with ICL to create novel and innovative food offerings tailored to Chinese consumers’ palates. The facility will serve ICL’s established customer base, while actively pursuing opportunities with new customers in China.

In 2023, we increased our food-grade WPA production at our YPH operation in China, in order to serve local food and industrial applications markets, as well as our battery grade MAP sales to the rapidly growing lithium iron phosphate (LFP) battery market in China.

In the US, we are planning to build the first large-scale commercial lithium iron phosphate (LFP) facility, which is expected to help meet growing demand from the energy storage, EV and clean-energy industries for US-produced-and-sourced essential battery materials. In addition, we are nearing completion of our Battery Materials Innovation and Qualification Center (BM-IQ) in St. Louis, which will allow us to begin qualifying battery materials products for customers. The center is currently in the set-up stage and running trial operations.

Agriculture Markets

Fertilizers

Our potash and phosphate commodity fertilizers, FertilizerpluS, and specialty fertilizers businesses serve agriculture markets worldwide.

Fertilizers serve an important role in global agriculture, by providing vital nutrients to increase both crop yield and quality. Nitrogen, phosphorus and potassium (N, P and K) constitute the three major nutrients required for plant growth, and there are no artificial substitutes for potassium and phosphorous. Although these nutrients are naturally found in soil, they are depleted over time by farming, which can lead to declining crop yields and land productivity. To replenish these nutrients, farmers must apply fertilizers.

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

Short-term demand for fertilizers is volatile, seasonal and affected by various factors, such as the weather in the world’s key agricultural growing regions, fluctuations in planting of main crops, agricultural input costs, agricultural product prices, and developments in biotechnology. Some of these factors are influenced by various countries’ government subsidies and environmental regulations or by the financing opportunities available to farmers or producers of agriculture inputs. In addition, currency exchange rates, legislation and international trade policies have an impact on the supply, demand and level of consumption of fertilizers worldwide. Despite any short-term issues, we expect that the upward growth trend in fertilizer markets will be maintained over the long-term.
ICL Group Limited 40

Global fertilizer demand is also driven by the supply/demand balance for grains and other agriculture products, which impacts prices. Supply of agriculture products is influenced by weather, planted areas and input usage, while demand is primarily influenced by population growth and dietary changes in the developing world.

Population and Income Growth per Capita. Historically, growth in global fertilizer consumption has been closely correlated to the growth of the world’s population, which is expected to grow from 8 billion in 2024 to 9.7 billion by 2050, according to the United Nations (UN).  Economic growth in emerging markets supports food demand and, as a result, fertilizer use. In addition, growth in income per capita in developing markets is resulting in a shift to more protein rich diets through higher meat consumption, which requires larger quantities of grain for livestock. According to estimates published by the International Monetary Fund (IMF), GDP per capita in emerging markets and developing economies (current prices) is expected to remain relatively flat between 2025 and 2026 at roughly 4.2%.

Declining Arable Land per Capita. As global population grows, mainly in cities, farmland per capita decreases and more food production is needed from each acre of farmland, which requires increased yield per planted area. New arable land is available only in limited quantities and is concentrated in a limited number of areas. Therefore, the only viable path to increased crop production is by increasing yields in developing regions – mainly in China, India, Russia, Africa and Central America. This can be achieved by optimizing the use of fertilizers - especially improving the balance in the use of potash, which is underutilized versus nitrogen fertilizers - together with improved water availability and improved seeds.

Grain Stock‑to‑Use Ratio. As illustrated by the chart below, from 2000 until the 2014/15 agriculture season pressure on food demand and unfavorable weather in the main growing areas resulted in low levels of the grain stock to use ratio (a metric index of the level of carryover stock). Since then, the ratio has shown a significant upward trend, peaking around 2020/21. However, in most recent years, the ratio has experienced a slight decline, which generally indicates that grain prices may increase (due to lower grain supply) and vice versa.

Stocks are an important market variable, which represent inventories at a point in time, and reflect the balance between supply and demand. The stock-to-use ratio also indicates the level of carryover stock for any given commodity, as a percentage of the total demand or use. High stock-to-use ratio indicates that more supply is available, generally leading to lower prices. Conversely, low stock-to-use ratio indicates a tight supply situation and higher prices.

This ratio also can be used to indicate whether current and projected stock levels are critical or plentiful. Comparing the current year's stock-to-use ratio with years when carryover stocks were below normal – as well as years when carryover stocks were above normal – will help provide an estimate as to the direction of the price trend, as well as the probable extent of price changes.

In 2024, average prices of corn, wheat, soy and rice decreased by 27%, 25.6%, 22.5% and 2.5%, respectively. Despite regional weather challenges, the 2023/24 crop cycle demonstrated strong performance in global commodity crop production. Favorable growing conditions supported soy and corn yields across the US, while Brazilian soy output exceeded 150 million metric tonnes for the second consecutive year. Additionally, wheat production in Russia and Ukraine remained stable year-over-year. In India, monsoon rainfall in 2024 exceeded its long-term average, enhancing the outlook for the summer crop season.

ICL Group Limited 41

The WASDE (World Agricultural Supply and Demand Estimates) report, published by the USDA in February of 2025, showed a continued decrease in the expected ratio of global grain inventories to annual consumption, to 26.5% for the 2024/25 agriculture year (projected), compared to 28.2% for the 2023/24 agriculture year, and 28.6% for the 2022/23 agriculture year.

ICL Group Limited 42

Specialty Agriculture

Specialty fertilizer markets are estimated to grow at a CAGR of 6.5% from 2025 to 2030, depending on the market segment (Luclntel, 2023), which is faster than the conventional fertilizer market. Farmers use specialty fertilizers to meet the needs of specific crops, soil types and climates, to achieve more efficient and effective fertilization, and to maximize yield and quality. Specialty fertilizers allow for more precise application of the critical foundations for plant development and are generally used for specialty crops - such as fruits and vegetables, greenhouses and horticulture. In recent years, usage has also expanded to larger specialty field crops. The global increase in the demand for food is expected to drive a related increase in the use of specialty fertilizers. These fertilizers include enhanced efficiency fertilizers, such as controlled release fertilizers (CRF), which allow for the precise release of nutrients over time and delayed or slow-release fertilizers (SRF), which allow for a very slow release of nutrients (nitrogen and potassium only). Other enhanced efficiency fertilizers include liquid fertilizers, integrated into irrigation systems and in herbicides, and fully water-soluble fertilizers, which are most commonly used for fertilization by means of drip irrigation systems and foliar spraying.

The expected market growth of specialty fertilizers is supported by the following global trends:

The need for an increase in yields and crop quality

Enhanced efficiency fertilizers, which include CRFs, increase the quality and yield of crops through more efficient crop uptake of nutrients. Many specialty-fertilizer field trials in various growing regions have already demonstrated the benefits of using new fertilizer technologies and, as a result, the enhanced efficiency fertilizers category is rapidly growing globally.

Regulatory pressure and environmental trends

Environmental regulations can impose restrictions on the level of nutrient usage. This results in a shift toward more efficient nutrient solutions, such as CRFs, water-soluble fertilizers or biostimulants.

An example of such regulation is the EU Nitrate Directive, which sets a limit on the amount of nitrates that may be found in the water supply. Specialty fertilizers, such as CRFs, can optimize the availability of nitrogen to the crop, thereby reducing nitrate levels. To address sustainability issues, ICL introduced eqo.x, the first offering in the market to provide a CRF coating, which biodegrades rapidly. We believe that eqo.x will help farmers maximize their agricultural crop performance while also limiting environmental impact. It will also allow for increased or similar yields, with reduced fertilization rates, and therefore can help reduce the number and amount of nitrogen applications, while providing consistent and predictable nutrient release.

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

ICL Group Limited 43

Competitive Strengths

We attribute our business strength to the following competitive advantages:

•
Unique portfolio of mineral assets. Access to these assets provides us with a consistent, reliable supply of raw materials, allows for large scale production, and supports our integrated value chain of specialty products.

Israel

Dead Sea: We benefit from access to the Dead Sea, one of the world’s most abundant, enduring and cost-efficient sources of potash and bromine. Our access to these resources is based on an exclusive concession from the State of Israel for the extraction of minerals from the Dead Sea. ICL’s production facilities at the Dead Sea allow for lower production costs, compared to underground potash mining operations or bromine extracted from sources with lower mineral concentration. The Dead Sea has a high mineral concentration, as well as virtually unlimited supply, and ICL’s unique solar evaporation production process is less energy intensive. Furthermore, the Dead Sea’s hot and dry climate allows ICL to store large amounts of potash outdoors at a low cost. This advantage enables ICL to operate its potash facilities at full production capacity, despite periodic fluctuations in demand, and to react faster in periods of higher demand. In addition, ICL benefits from lower transportation and logistics costs compared to competitors and has a faster time to market, due to the geographic proximity of its facilities to seaports and Israel’s location relative to its main geographical markets – especially the rapidly growing markets of India, China and Brazil. While ICL benefits from these advantages, it incurs other infrastructure related costs in connection with harvesting salt from its evaporation Pond 5. For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment”.

Negev Desert: We hold a consolidated mining concession for three sites containing phosphate open-pit mines (Rotem, Oron, and Zin) in the Negev desert region of southern Israel.

China

We also operate an open pit mine in Haikou, China, using conventional methods, under a phosphate mining license issued in July 2015 by the Division of Land and Resources of the Yunnan district in China.

The majority of our phosphate rock production in China, and Israel, is used internally to manufacture phosphate fertilizers and fertilizer-grade and pure phosphoric acid, with the balance sold to third parties. Our phosphate assets are the foundation of our vast and diversified specialty phosphates product portfolio and are used in industrial applications, as well as food additives and specialty fertilizers. These offerings provide additional value to ICL while reducing our exposure to volatility in commodity markets. See “Item 3 - Key Information— D. Risk Factors”.

United Kingdom

We are currently the only global producer of polyhalite, a unique and organic resource used as a fertilizer composed of potassium, sulfur, calcium and magnesium, and is marketed under the name Polysulphate®. Unlike blended or compound fertilizer, Polysulphate® is available in its natural state and is mined, crushed, screened and bagged with no additional chemical separation or other industrial processes. It is also soluble, easily absorbed and a cost-effective answer to crop nutrition, and has the lowest carbon footprint available globally.
ICL Group Limited 44

Spain

We hold licenses to mine potash and salts from underground mines with vast resources in Spain. In 2021, we completed the consolidation of our activities into a single complex which now operates via a ramp instead of a shaft. The implementation of the ramp project, alongside the expansion of flotation capacity and other efficiency efforts, have facilitated more consistent and reliable operations, which contribute significantly to our efforts to augment production capacity and to reduce costs.

•
Diversification into higher value‑added specialty products leverages our integrated business model. Our company’s integrated production processes are based on a synergistic value chain that allows us to both efficiently convert raw materials into value added downstream products and to use the by products. For example, in phosphates, we use backward integration to produce specialty phosphates for the food industry and for industrial applications. These businesses benefit from higher growth rates, higher margins and lower volatility compared to commodity phosphates. In addition, as a by product of the potash production at the Dead Sea, we generate brines with the highest bromine concentration globally. Our bromine-based products serve various industries such as the electronics, construction, oil and gas, and automotive industries.

•
Leading positions in markets with high barriers to entry. We enjoy leadership positions in many of the key markets in which we operate. We are the clear leader in the bromine market, with approximately one third of global production, as well as most of the excess capacity in the market. In the potash market, our Dead Sea operations have a leading competitive cost position. According to CRU, the Dead Sea is among the most competitive potash sources to China, India and Brazil. ICL also has the largest market share in specialty phosphates, in the combined markets of North America, Europe and Latin America, and we are the sole producer of polyhalite. In addition, we have leadership positions in additional product lines, such as phosphorous-based flame retardants, PK fertilizers in Europe, and soluble phosphate-based fertilizers.

Most of our businesses rely on natural resources, which are scarce and concentrated in the hands of a few market participants. ICL’s exclusive concessions, intellectual property – including unique knowledge, technologies, and patents for various products and applications – and our global marketing and distribution network, combined with significant investments required or new market entrants, add further significant barriers to entry.

•
Strategically located production and logistics assets. We benefit from the proximity of our facilities, both in Israel and Europe, to developed economies (Western Europe) and emerging markets (such as China, India and Brazil). In Israel, we ship from two seaports: The Port of Ashdod (with access to Europe and South America) and the Port of Eilat (with access to Asia, Africa and Oceania). Access to these two ports provides us with two distinct advantages versus our competitors: (1) lower plant to port, ocean freight, and transportation costs from our ports to our target markets, which lowers our overall cost structure; and (2) faster time to market, due to our proximity to end markets, which allows us to opportunistically fill short lead time orders and strengthen our position with our customers. We also operate manufacturing facilities in each of the markets we serve – Europe, North and South America, and Asia Pacific, in order to serve our global customers on a regional basis.

•
Strong cash generation and closely monitored capital allocation approach. A continuous focus on cash generation and the optimization of capital expenditures (CAPEX) and working capital – as well as the implementation of efficiency measures – enabled us to generate strong operating cash flow of $1,468 million in 2024. ICL's capital allocation approach balances long term value creation, through investments in its growth, with its commitment to providing a solid dividend yield, while aiming to maintain an investment grade rating of at least BBB- from S&P and Fitch. In 2020, the Company’s Board of Directors resolved to extend our dividend policy of a payout ratio of up to 50% of annual adjusted net income, until further notice. In respect to 2024 adjusted net income, the Company declared total dividends in the amount of $242 million, reflecting a dividend yield rate of approximately 4.19% (based on the average share price for the year). See “Item 8 - Financial Information— A. Consolidated Statements and Other Financial Information.

•
Professional expertise and culture of collaboration and determination. Our operations are managed by an international management team with extensive industry experience. We develop leaders with strong experience in their fields and focus on nurturing and empowering talent through a global platform of qualification, collaboration and communication, intended to drive change and innovation within the Company.

ICL Group Limited 45

Our Strategy

Our strategy is to achieve or strengthen our leadership position in each of the business segments in which we operate - either in terms of market share, added value for customers or cost competitiveness – and to grow our businesses to create shareholder value. We do this by leveraging our unique assets, strategic locations, deep domain expertise, and profound understanding of agronomy, chemistry and customer needs, as well as by taking advantage of our access to leading global innovation and technology ecosystems. We have identified several growth engines, including:

Agriculture – We intend to broaden our global leadership position by developing and enhancing our portfolio of essential and advanced crop nutrition products, digital solutions and integrated services, thereby enabling farmers to increase yields and to provide for the ever-growing nutritional needs of the world. Our growth in agriculture is driven by innovation, investment in increasing capacity and M&A, and supported by the increasing demand for organic fertilizers, micronutrients, bio-stimulants and other specialty fertilizer solutions, with a focus on growth markets.

Food – We intend to solidify our global leadership position in food security, focusing on shelf-life, sodium reduction, textures, and the reduction of food waste. We also expect to capitalize on sustainability driven food-tech opportunities, such as the alternative proteins market, by focusing on food technologies and innovation, and by increasing capacity for food grade solutions. We intend to achieve this growth both organically and through M&A.

Industrial – We intend to strengthen our global leadership in bromine- and phosphate-based specialties solutions by focusing on long-term customer relationships and by capitalizing on new market opportunities. Growth will be supported by expanded R&D and business development activities for new and sustainable bromine-, phosphate- and phosphorous-based applications, as well as investment in additional capacity, including for energy storage solutions.

Our integrated business model creates significant operational synergies, which are derived from a combination of our unique assets and wide array of value‑added solutions. Over the years, we have developed a balanced portfolio to support long‑term stability and growth.

Industrial Products

Our global leadership in the bromine industry is augmented by targeted innovation of new applications, such as novel bromine- and phosphorus-based flame retardants, magnesia and salt products, as well as other solutions. We leverage our unique logistical advantages and unparalleled experience related to the safety and environmental aspects of our Industrial Products business.

Potash

We have leveraged our well-positioned potash assets and unique logistical advantages to be among the three most competitive suppliers in our key target markets, including Brazil, Europe, India, South-East Asia and China. Our cost-competitiveness is driven by our lower logistics costs due to our facilities’ proximity to both ports and customers. We also strive to achieve continuous optimization of our potash production processes and capacity potential at ICL Dead Sea and ICL Iberia, to reduce costs and increase efficiency. We also strive to optimize our potash and bromine operations at the Dead Sea, through the production of magnesium.
ICL Group Limited 46

Phosphate Solutions

We are a global leader in providing phosphate-based solutions to the industrial, food and agriculture end-markets. Our strategy is to continue to grow in these markets, by increasing our focus on specialty phosphate solutions and other food-tech solutions – based on our unique global footprint and long-term customer relationships – and by leveraging our backward integration into the phosphate resources of ICL Rotem in Israel and YPH in China, as well as our extensive know-how and innovation capabilities. We also continue to optimize our production infrastructure to support growth and margin expansion.

Growing Solutions

We strive to create global leadership for Growing Solutions by enhancing its positions in the core markets of specialty agriculture, ornamental horticulture, and turf and landscape, and by targeting high-growth markets, such as Latin America, India and China. We leverage our unique R&D capabilities and seek M&A opportunities, as we work to expand our broad product portfolio of specialty plant nutrition products, including controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers, slow-release fertilizers (SRF), straights (MAP/MKP/PeKacid), organic fertilizers, micronutrients, biostimulants, soil conditioners, adjuvants, seed treatment and growing media, to drive additional growth. We are also developing a service portfolio focused on creating global and regional agri-professional solutions, by leveraging digital innovation.

Culture

We foster a ’Business Culture of Leadership,' which focuses on creating a leading and sustainable work environment, with a strong commitment to all stakeholders. Culture at ICL, means 'Doing the Right Thing': safety and employee well-being is our top priority, with every effort made to achieve top-tier safety results. Culture at ICL also means operating with a clear commitment to create sustainable impact, based on the UN’s Sustainability Development Goals (SDG). We strive to be an Employer of Choice by strengthening our value proposition to employees and by promoting ICL’s core values. We also foster an innovation-driven culture, which leverages our technology and know-how, to better serve our customers and increase their loyalty. To ensure we live up to our values, culture at ICL also means accountability, transparency and top-tier corporate governance.

Innovation

As part of our strategic focus to enhance customer value through innovation, we are constantly reviewing our product portfolio and targeting the creation of sustainable solutions for global challenges. An internal accelerator drives internal ideation and disruptive R&D.

Capital Structure

Our growth initiatives are supported by our strong financial position. We are focused on maintaining our solid capital structure and generating funds for future growth, by preserving our financial leverage at investment grade levels and by improving the maturity profile of our debt portfolio. We also strive to optimize our capital expenditures and working capital, and to continuously implement cost efficiencies.
ICL Group Limited 47

Segment Information

ICL is a leading multinational company that operates mainly in the areas of fertilizers and specialty minerals, through four segments – Industrial Products, Potash, Phosphate Solutions and Growing Solutions.

Industrial Products Segment

Our Industrial Products segment produces bromine out of a solution as part of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. Industrial Products is also engaged in the production and marketing of phosphorus-based products, which are produced in Germany and the US. In addition, the segment produces several magnesia, calcium carbonate and salt products which are produced in Israel and France.

In 2024, sales of the Industrial Products segment totaled $1,239 million (including sales to other segments), an increase of 1% compared to 2023. Sales by the Industrial Products segment constitute approximately 18% of ICL’s total sales, an increase of 2% compared to 2023. The segment's operating income totaled $224 million, an increase of 2% compared to 2023. The Industrial Products segment's operating income constituted approximately 26% of ICL’s adjusted operating income, an increase of 8% compared to 2023. For further information “Item 5 – Financial Results and Business Overview— A. Operating Results” and Note 5 to our Audited Financial Statements.

ICL Group Limited 48

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

The following table sets forth the principal products of the Industrial Products segment, as well as their primary applications and end‑markets:

Sub-business line	Product	Primary Applications	Primary End‑Markets
Flame retardants	Bromine, phosphorus and magnesium-Based Flame Retardants	Plastic, building materials and textile production	Electronics, automotive, building, construction and textiles
Industrial solutions	Elemental Bromine	Chemical reagent	Tire manufacturing, pharmaceuticals and agro, PTA and flame retardants
	Brominated and Phosphorus compounds	Raw materials for pharmaceuticals and agro	Pharmaceuticals and agro
	Industrial services	Functional fluids, Biocides (Water treatment and disinfection), Merquel and MBr	Power plants and other industrial facilities
	Clear Brines	Oil and gas drillings	Oil and gas
	Energy storage	Brominated electrolytes, Phosphorus based active salt for electrolytes	Battery producers
Specialty minerals	Magnesia Products	Pharma and Supplementals, health care, transformer steel, catalysts, fuel and oil additives.	Supplementals, multivitamins, transformer steel and health care
	Calcium Carbonate	Supplementals and pharma	Supplementals and pharma
	Solid MgCl2, KCl	Deicing, food, oil drilling, pharma	De-icing, sodium replacement, KCl for drugs. Multi-vitamins, oil drilling companies, small industrial niche markets

ICL Group Limited 49

Industrial Products also develops innovative products and new applications for existing products. New products introduced in recent years include, among others: bromine compounds for energy storage (electrolyte solutions used in flow batteries); VeriQuel®R100 (a phosphorus-based reactive flame retardant for rigid polyurethane); Bromoquel (replacing ammonia and other chemicals as a more flexible and effective treatment in the event of bromine leakage), CareMag® D, a new natural raw material for deodorants; CDA, for biofilm sustainable, non-toxic treatments that reduce or replace the use of toxic biocide standard treatments; and FruitMagTM, a magnesia-based product which serves as firming agent for post-harvest treatments to increase the shelf life of citrus fruits; and TextiMag®, a magnesia-based product which is used for body-odor absorption on textiles.

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

The Industrial Products segment's principal manufacturing plants and marketing companies are set forth in the map below:

ICL Group Limited 50

In 2024, ICL produced approximately 190 thousand tonnes of elemental bromine out of potential annual maximum production capacity of approximately 280 thousand tonnes. Approximately 77% of the elemental bromine produced is used internally for the production of bromine compounds.

Competition

ICL Industrial Products is the world's largest manufacturer of elemental bromine. Based on internal estimates, in 2024 ICL and its two main competitors, Albemarle and Lanxess, accounted for the majority of worldwide production of bromine. Chinese and Indian producers accounted for most of the remainder of global production from various sources.

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

In the phosphorus‑based flame retardants market, competition is mainly from Chinese manufacturers operating in their local markets and in markets outside of China, mainly Europe and the US. Chinese manufacturers have access to a source of high‑quality, low‑cost phosphorus, which improves their ability to compete in this market. In 2023, ICL, LXS and PCC jointly filed an anti-dumping claim with the European Commission against imports of tris (2-chloro-1-methylethyl) phosphate (TCPP) from China. In April 2024, the EU commission applied 60% duties for imported TCPP from China. In addition, in 2024, ICL filed an anti-dumping claim in the US for imported materials from China.

The segment benefits from the following competitive advantages:

The Dead Sea, where our operations are located, contains the world’s highest bromine concentration, and our bromine compounds facility at Neot Hovav, Israel, is the largest facility worldwide. As a result, the segment benefits from relatively low production costs of elemental bromine which provides it with a competitive advantage. ICL’s complex logistics system which includes the largest fleet of Isotanks in the world allowing valuable supply security to our customers. In addition, the segment operates a worldwide marketing, sales and supply chain network, a range of high‑quality products and a technical support system that works closely with our customers, all of which provide a strong competitive position in our target markets.

ICL Group Limited 51

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

ICL Group Limited 52

Elemental phosphorus (P4) is produced in a roasting process from ores, originating mainly in Central Asia (Kazakhstan), the US, Vietnam and China. The Industrial Products segment uses elemental phosphorus to produce phosphorus compounds at its factories (mainly phosphorus-based flame retardants). The basic phosphorus compound, POCl3, is manufactured in a chemical process that combines phosphorus, chlorine and oxygen. The reaction of this compound with a variety of other raw materials (such as Propylene Oxide) creates commercial phosphorus compounds.

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
ICL Group Limited 53

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

Natural Resources Tax in Israel

Our bromine operation in Israel is subject to the Law for Taxation of Profits from Natural Resources, which entered into effect on January 1, 2016. For further information, see “Item 10 - Additional Information— E. Taxation” and Note 15 to our Audited Financial Statements.
ICL Group Limited 54

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

In 2024, our Potash segment sales totaled $1,656 million (including internal sales), a decrease of 24% compared to 2023. Total sales of the Potash segment constituted approximately 24% of ICL's total sales, a decrease of 5% compared to 2023. The segment's operating income totaled $250 million, a decrease of 63% compared to 2023. The segment's total operating income constituted approximately 29% of ICL’s adjusted operating income, a decrease of 26% compared to 2023. For further information, see “Item 5 - Financial Results and Business Overview— A. Operating Results” and Note 5 to our Audited Financial Statements.

Products

Potash is the common name for potassium chloride, also known as MOP Muriate of Potash, the most common source of potassium for plants and one of the three essential nutrients for plant development. Potash assists in the protection of plants from disease and damaging agents, helps them to adapt to different weather conditions, regulates plant water levels, strengthens plant stems, and strengthens the plant's ability to absorb nourishing substances. We sell potash for direct application as a fertilizer and to compound fertilizer manufacturers.

Production

We produce potash from the Dead Sea and an underground mine in Spain. Our potash production process in Israel is based on the extraction of carnallite, which is a compound comprising potassium chloride (KCl) and magnesium chloride mixed with sodium chloride (NaCl) precipitates in some of the largest solar evaporation ponds in the world. Subsequently, the carnallite is transferred to ICL Dead Sea plants, where a combination of chemical and physical processes break down the carnallite crystals into potash using cold crystallization and hot leach technologies. In Spain, we extract potash by mining sylvinite from an underground mine. Sylvinite is a mixture of varying concentrations of potash (KCl) and salt (NaCl), separated by a flotation process at our production plants near the mine.

ICL Group Limited 55

The principal production facilities of our Potash business are our plants in Israel and Spain. The manufacturing plants, distribution centers, and marketing companies of our potash business are set forth in the map below:

In 2024, our potash business produced approximately 4.5 million tonnes of potash. Our potential annual production capacity of potash, once we achieve the expansion in our Spanish site, is expected to be about 5 million tonnes. The potential production capacity of our various plants is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day, other than a few days for annual planned maintenance and renovations. Actual production typically falls short of the potential production capacity due to factors such as unplanned downtime, special maintenance operations, geologic constraints, raw material unavailability, market conditions, and unexpected events.

Production-related developments of the Potash business:

Israel

In 2024, production at ICL Dead Sea was 3.7 million tonnes, 119 thousand tonnes lower year-over-year, mainly due to operational challenges and war-related issues.

Spain

In 2024, the Cabanasas mine and the Suria plant reached all-time production records, pushing their annual throughput to over 800 thousand tonnes - a 33% increase compared to the previous year. This achievement was driven by process improvements, operational efficiencies and strong collaboration across various business areas. The Company also invested in automation and digitalization, successfully testing remote operation of mine equipment for the first time.

ICL Group Limited 56

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

ICL’s current significant competitors in the international potash market are Nutrien (Canada), Belaruskali (Belarus), Uralkali (Russia), Mosaic (Canada/Brazil), K+S (Germany/Canada), QSL (China), EuroChem (Russia), Various Laos (Laos) APC (Jordan), SQM (Chile), and others.

We believe our Potash business benefits from the following competitive advantages:

•	A relatively low average cost of potash production at the Dead Sea, using the sun as a solar energy source in the evaporation process.

•
Logistical advantages due to our strategic geographical location and access to nearby ports in Israel and Europe, along with our relative proximity to customers, result in highly competitive marine and overland shipping costs as well as expedited delivery times.

•
Climate advantages, stemming from hot and dry conditions at the Dead Sea, enable us to store substantial quantities of potash in an open area at minimal cost. This capability allows us to sustain continuous production in Sodom at full capacity, regardless of fluctuations in global potash demand.

•	Our mine in Spain is one of the few in western Europe, creating logistics advantages in supplying European customers.

ICL Group Limited 57

Raw Materials and Suppliers

Potash does not require additional chemical conversion to serve as a plant nutrient fertilizer. Nevertheless, it can also function as a raw material for certain specialty fertilizers and other industrial products.

The primary utilities that we use to support our potash production are natural gas, steam, electricity, industrial water, and neutralization materials.

Sales, Marketing, and Distribution

The primary markets of our Potash business are Brazil, China, Europe, the US, and India. Our Potash segment sells its fertilizer products primarily via a network of ICL sales offices and through agents worldwide.

Most of our potash sales are not made through contracts or long‑term orders but through current orders proximate to the supply date, excluding our annual agreements with customers in India, China and a European customer. Accordingly, our Potash segment does not have a significant backlog of orders.

In the Indian and Chinese markets, it is customary to conduct negotiations regarding potash contracts, partially through commercial entities related to the governments of those countries. In other markets, potash is usually imported by many customers. In these markets, we have trade relations with most major customers.

Potash prices are determined through negotiations between manufacturers and customers. They are affected mainly by the relationship between market demand, available supply, and outstanding inventories among suppliers and customers, as well as the customer's identity and the transaction's timing. As a result, prices for relatively long‑term contracts are not necessarily identical to "spot" prices (current sales orders).

In August 2024, ICL reached an agreement with IPL, a long-term customer in India, to supply an aggregate of 420,000 metric tonnes of potash, to be supplied through 2024, at a price in line with the current market price in India. As a result of this agreement, ICL sold the entirety of its standard and fine potash that it produced in 2024. The agreement is within the framework of a five-year supply agreement with IPL for the years 2022-2027, which was signed in March 2022.

In December 2024, as part of ICL's 2025-2027 Chinese framework agreements, ICL signed contracts with its Chinese customers to supply 2,500,000 metric tonnes of potash with mutual options for an additional 960,000 metric tons in aggregate, over the course of the three year-term. Prices for the quantities to be supplied according to the framework agreements are established in line with prevailing market prices in China at the relevant date of supply.

For further information about trends affecting the segment, see Item 5 – "Financial Results and Business Overview– D. Trend Information".

Our Potash segment grants credit terms to its clients according to customary practices in their locations. The segment's credit sales are generally covered by trade credit risk insurance or letters of credit from banks with high credit ratings.

ICL Group Limited 58

The Potash business transports potash from Israel and Spain as follows:

The distribution of products from Israel to overseas customers is managed by ships, primarily in bulk, which are leased from the market. These ships are loaded using designated facilities at the ports of Ashdod on the Mediterranean Sea and Eilat on the Red Sea.

The distribution of products from Spain to local customers and customers in France is managed by truck. Products destined for overseas destinations are transported by train and trucks from Súria to the Company's designated facilities located at the port of Barcelona (Spain). Subsequently, the cargo is loaded onto bulk vessels for shipment. In 2024, ICL Iberia, through its subsidiary Iberpotash, executed a contract signed in 2019 with the Catalonian Public Railway Agency (FCG), under which FCG supplies railway equipment to enable Iberpotash to carry four trains with 21 wagons daily from Súria to the Port of Barcelona. This increased transportation capacity allows Iberpotash to optimize its logistic costs and significantly reduce its carbon footprint.

In Israel and Spain, short plant-to-port distances and shorter shipping routes to emerging markets give our Potash business a significant and unique advantage over our main competitors.

In 2024, the security situation in Israel and regional tensions involving Houthi attacks and threats to commercial vessels intensified, disrupting shipping routes in the Red Sea and commercial shipping arrangements, leading to increased shipping costs. The Company continuously monitors developments and takes all necessary actions to minimize negative consequences to its operations.

Seasonality

The seasonal demand for our Potash business products is typically characterized by higher sales in the second and third quarters.

Natural Resources Tax

Our segment operations at ICL Dead Sea, Israel, are subject to the Law for Taxation of Profits from Natural Resources, which entered into effect on January 1, 2017. For further information, see “Item 10 - Additional Information— E. Taxation” and Note 15 to our Audited Financial Statements.

Additional products

The Potash segment produces and sells additional products such as magnesium-based products, dehydrated carnallite, chlorine, salt, surplus electricity (produced in Israel), and more.

Magnesium

The Potash segment also produces magnesium, through Dead Sea Magnesium Ltd. (“DSM”), the largest magnesium producer outside of China and the US. The magnesium business produces, markets, and sells pure magnesium, magnesium alloys, chlorine and dry carnallite.

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
ICL Group Limited 59

Factors that can reduce production are unexpected breakdowns, special maintenance operations, non-availability of raw materials, and market conditions. The potential production capacity of our various plants is based on the hourly output of the plants, multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day.

Phosphate Solutions Segment

The Phosphate Solutions segment (hereinafter, the segment) is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers. The strategy of the segment is to be a leading provider of value-added specialty solutions based on phosphate for the battery materials, industrial, food and agriculture markets.

Sales of the Phosphate Solutions segment in 2024 totaled $2,215 million (including internal sales), a decrease of 6% compared to 2023. Total sales of the segment constituted approximately 32% of ICL's total sales, an increase of 1% compared to 2023. Segment operating income totaled $358 million, an increase of 2% compared to 2023. Total segment operating income constituted approximately 41% of ICL’s adjusted operating income, an increase of 12% compared to 2023.

Sales and operating income of phosphate specialties in 2024 totaled $1,285 million and $183 million, reflecting a decrease of 8% and 23%, respectively, compared to 2023. Sales and operating income of phosphate commodities, in 2024 totaled $930 million and $175 million, reflecting a decrease of 3% and an increase of 56%, respectively, compared to 2023.

For further information, see “Item 5 - Financial Results and Business Overview— A. Operating Results” and Note 5 to our Audited Financial Statements.

ICL Group Limited 60

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

The segment manufactures purified phosphoric acid by purifying green phosphoric acid. Purified phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value such as phosphate salts and acids for a wide range of battery materials, food and industrial applications. Phosphate salts and acids are used in a broad variety of industrial end markets, such as oral care, cleaning products, paints and coatings, water treatment, asphalt modification, construction, metal treatment and energy storage solutions. The segment's products for the food industry include functional food ingredients and phosphate additives which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy, beverage and baked goods. In addition, the segment supplies purified phosphoric acid to our Growing Solutions segment and provides innovative alternative protein solutions for meat substitute and vegan dairy products.

The segment owns, develops and commercializes proprietary technologies that support the production of allergen-free plant-based structured protein systems, called ROVITARIS®, targeting the fast-growing plant-based meat alternative market.

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

ICL Group Limited 61

The segment's principal manufacturing plants, distribution centers and marketing companies are set forth in the map below:

Current annual potential production capacity is as follows: approximately 4.2 million tonnes of phosphate rock, approximately 1.97 million tonnes of phosphate fertilizers, approximately 1.3 million tonnes of green phosphoric acid, approximately 423 thousand tonnes of purified phosphoric acid and approximately 388 thousand tonnes of phosphate salts. The potential production capacity of the various plants is based on the hourly output of the plants multiplied by the potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours per day, other than a few days for planned maintenance and renovations. Actual production is usually lower than potential production capacity due to special maintenance operations, availability of raw materials, market conditions and unplanned downtime.

ICL Group Limited 62

In 2024, the segment produced approximately 5.1 million tonnes of enriched phosphate rock, about 1.6 million tonnes of phosphate fertilizers, about 1.2 million tonnes of green phosphoric acid, about 324 thousand tonnes of purified phosphoric acid (as Phosphorus Pentoxide), about 254 thousand tonnes of phosphate salts and about 63 thousand tonnes of food multi-blends.

Production-related developments throughout the Phosphate Solutions segment:

Israel

In 2024, ICL Rotem presented strong results mainly due to improvement in the commodities market and higher prices. In addition, ICL Rotem achieved production records in certain product lines such as its MKP plant (61,530 tonnes) and Pekacid product line (11,605 tonnes).

China

YPH, 50/50 joint venture company, which is controlled by ICL, improves the competitiveness and flexibility of ICL’s phosphate activities as a result of its access to phosphate rock with extensive reserves. The joint operation includes activities over the entire value chain. The performance of YPH continued to improve in 2024 and achieved new record results.

Since 2021, YPH has operated an additional food-grade phosphoric acid plant, with a production capacity of 70 thousand tonnes of qualified commercial food-grade acid. This plant has strengthened our phosphate specialties operations and enables additional diversification into higher value-added products.

In addition, the Company operates two MAP plants, with a total annual capacity of 130 thousand tonnes, for battery minerals and fertilizers. 70 thousand tonnes of the total capacity derives from a new plant that began operating in 2022.

The total capacity of MAP for battery level minerals, together with the produced technical grade phosphoric acid and improved green phosphoric acid, creates a portfolio that positions YPH as one of the most important phosphate suppliers to the battery industry in south China.

In the third quarter of 2024, ICL opened a new food specialty plant in China, designed to help customers easily partner with ICL to create novel and innovative food offerings tailored to Chinese consumers’ palates. The facility will manufacture specialty food solutions in the meat, poultry and seafood segments, such as texturants and marinades, among other offerings, and was built in the thriving Zhangjiagang Free Trade Zone, which is located in the heart of the Greater Shanghai area.

Americas

In 2023, ICL announced a plan to build the first large-scale commercial lithium iron phosphate (LFP) facility in the US. The plant is expected to help meet growing demand from the energy storage, EV and clean-energy industries for US-produced-and-sourced essential Battery Materials. ICL’s investment in the plant was augmented by a $197 million grant from the US Department of Energy. In addition, we are nearing completion of our Battery Materials Innovation and Qualification Center (BM-IQ) in St. Louis which will allow us to begin qualifying battery materials products for customers. The center is currently in the set-up stage and running trial operations, in line with the Company’s execution of its long-term plan to provide commercial solutions for the Battery Materials market in the US.

ICL Group Limited 63

Competition

The competitive characteristics of the Phosphate Solutions segment vary according to the type of products it manufactures and the markets in which they are sold.

The commodity phosphates market is extremely competitive, and competitors include multinational companies as well as government-owned companies. Many producers operate in this market and the main competitive factor is price. The ability to compete in the market is dependent primarily on access to and the cost of raw materials and production as well as logistic costs. For these reasons, companies located in proximity to sources of raw materials, ports, and customers benefit from competitive advantages. A key factor in the area of raw materials (in addition to phosphate rock) is accessibility to, and the price of sulphur and ammonia, which are required to manufacture the main phosphate fertilizers. Additional factors that affect competition to a certain extent include product quality, range of products, service and the capability to develop new products that provide unique solutions.

Phosphate rock mines and phosphate fertilizers production facilities are located in many countries, including Morocco, which possesses the world’s largest phosphate rock reserves, China, the US, Russia, Jordan, Saudi Arabia, Egypt, Brazil, Tunisia, Peru, Senegal, Israel, Kazakhstan, Australia, South Africa, Algeria, Vietnam, Togo, Syria, Finland, and others. A major part of the mined phosphate rock is used by manufacturers, including ICL, to produce downstream phosphate fertilizers (vertically integrated companies), including Triple Superphosphate (TSP).

The main phosphate fertilizers producers who compete with ICL in the global TSP market include OCP Group (Morocco), Mosaic (Brazil), Polyserve (Egypt), El Nasr Co. for Intermediate Chemicals (NCIC in Egypt), Groupe Chimique Tunisien (GCT in Tunisia), Grupo Fertinal (Mexico), Innophos Inc. (Mexico), Agropolychim, (Bulgaria), Lebanon Chemical Company, CMOC (Brazil), EuroChem (Brazil) and various Chinese producers.

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

The primary competitors of the segment in the chemical and food fields are Chemische Fabrik Budenheim KG (Germany), Innophos Inc. (Mexico/US), Prayon S.A (Belgium/France), Nutrien (US), Adithya Birla (India), Haifa Chemicals Ltd. (Israel), FOSFA (Czechia/Germany) and various Chinese producers.

The Phosphate Solutions segment benefits from the following competitive advantages:

•
An integrated value chain that uses phosphate rock mined in Israel (at ICL Rotem), as well as in China (YPH), to produce green phosphoric acid which serves mainly as a raw material to produce the segment's products and products in our Growing Solutions segment.

•	Logistical advantages due to the segment's geographical location and diversification, proximity to ports in Israel and Europe and relative proximity to our customers.

•	Our ability as a global fertilizer producer to combine potash and phosphate fertilizers in the same shipment, which enables us to service smaller customers, particularly in Brazil and the US.

ICL Group Limited 64

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

•	The segment has a diversity of integrated solutions that have been designed specifically to match a customer’s unique needs.

•	Highly qualified R&D capabilities and existing know-how that facilitate delivering products in areas of global megatrends (e.g. in the Battery Materials market).

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

Sales, Marketing and Distribution

The Phosphate Solutions segment sells and markets its products worldwide. The primary markets for phosphate commodities products include China, Europe, the US, Brazil, and Israel. Phosphate specialties products are primarily marketed to industrial, Battery Materials and food customers in Europe, North America, Asia, South America and Australia. Our marketing network is based mainly on a marketing and sales organization and, to a lesser extent, on external distributors and sales agents.

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

The segment transports its commodity and acids products from Israel to customers overseas by bulk vessels that it charters in the global marine transportation market. Typically, these vessels are loaded at designated facilities in the ports of Ashdod on the Mediterranean Sea and Eilat on the Red Sea.

In 2024, the security situation in Israel and regional tensions involving Houthis attacks and threats to commercial vessels intensified, disrupting shipping routes in the Red Sea and commercial shipping arrangements, leading to increased shipping costs. The Company continuously monitors developments and is taking all necessary actions to minimize any negative consequences to its operations.

ICL Group Limited 65

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

Seasonality

The seasonal nature of demand for phosphate commodities products is usually characterized by higher sales during the second and third quarters of the year. Since 2023, seasonality has been more pronounced due to a shift towards "just-in-time" purchasing. This is driven by the easing of global supply chain congestion, an intensification of trade barriers, and the increased cost of capital resulting from higher interest rates.

The target markets of phosphate specialties products are not characterized by significant seasonality.

Natural Resources Tax

The phosphate operations at Rotem, Israel, are subject to the Law for Taxation of Profits from Natural Resources, which entered into effect on January 1, 2016. For further information, see “Item 10 - Additional Information— E. Taxation” and Note 15 to our Audited Financial Statements.

ICL Group Limited 66

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

Our Growing Solutions segment develops, manufactures, markets and sells fertilizers based primarily on nitrogen, potash (potassium chloride) and phosphate. The segment produces water soluble specialty fertilizers products at its facilities in Israel, Belgium, China, Spain and the US, liquid fertilizers in Israel, Spain, Brazil and the US, straight soluble fertilizers in China and Israel, controlled release fertilizers in Brazil, the Netherlands and the US, as well as secondary nutrients, bio-stimulants, soil conditioners, seed treatment products, and adjuvants in Brazil. ICL's specialty fertilizers business markets its products worldwide, mainly in Brazil, Israel, Europe, Asia and North America.

In 2024, the sales of the Growing Solutions segment totaled $1,950 million (including sales to other segments), a decrease of 6% compared to 2023. The sales of the Growing Solutions segment constituted approximately 29% of ICL's total sales, an increase of 1% compared to 2023. The segment's operating income totaled $128 million, an increase of 151% compared to 2023. The Growing Solutions segment’s operating income constituted approximately 15% of ICL’s adjusted operating income, an increase of 11% compared to 2023. For further information, see “Item 5 - Financial Results and Business Overview— A. Operating Results” and Note 5 to our Audited Financial Statements.

Specialty fertilizers offer improved value to the grower compared to other fertilizers as they are more efficient, maximize yield and quality and require lower labor costs. The following pyramid presents our different fertilizer product lines. High value products are usually accompanied by a higher price per tonne. ICL's Growing Solutions segment produces most of ICL's high-value products, except for potassium nitrate and calcium nitrate.

ICL Group Limited 67

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

ICL Group Limited 68

We believe that the competitive advantages of our FertilizerpluS product line are our market position, as we are currently the sole producer of Polysulphate® worldwide, and our ability to increase production at a relatively low capital expenditure.

Turf & Ornamental (T&O)

Ornamental Horticulture

The Ornamental Horticulture market is composed of two primary divisions: outdoor ornamental plant growers, known as container nurseries, and producers of pot and bedding plants operated within greenhouses facilities. The growers require high quality fertilization programs to grow plants at the quality level required by garden centers, DIY (Do It Yourself) outlets, retail chains and landscapers. The Growing Solutions segment has a large, specialized sales force that advises growers on the optimal nutrition of plants. It also has a specialized distributor network in the Ornamental Horticulture market. The segment’s main product lines for this market are CRFs (controlled release fertilizers) and WSFs (water soluble fertilizers) with well-known brand names, such as Osmocote, Peters and Universol. In specific markets, such as North America and the UK, a range of unique plant protection products is also included in the recommendations for growing healthy plants. In the UK, we are a leading growing media supplier providing a complete solution for ornamental growers.

Turf & Landscape

The professional turf market includes the following user groups: golf course green keepers, sport field groundsmen, landscapers, contractors and lawn service providers.

These groups demand high-quality inputs to secure strong, high-quality turf. They also require an integrated approach to keep turf strong and maintain its health, without creating an environment that is conducive to the development of disease. There is an environmental need to limit inputs which requires an integrated approach using unique, high-quality products. The most important inputs are specialty, controlled release and slow-release, fertilizers, grass seeds, water conservation - and plant protection products. Some of these products’ well-known brands are Greenmaster, Sierrablen, Sierraform, ProTurf and H2Pro. Our Growing Solutions segment offers all product lines in an integrated program and maintains a dedicated and experienced team of unique professional grass experts, along with a specialized distribution network serving its key markets, mainly in Europe and Asia.

Products

Specialty fertilizers are highly effective fertilizers that allow more precise feeding of plants for their major nutrients needs (nitrogen, phosphorous and potassium) as well as secondary nutrients and micronutrients. These fertilizers allow efficient fertilization through special applications among others, through drip irrigation systems and foliar spraying, and help growers obtain higher yields and quality. These fertilizers include, among others, controlled release fertilizers (CRF), slow-release fertilizers (SRF), soluble fertilizers and liquid fertilizers as follows:

•
Controlled‑release fertilizers (CRF) allow accurate release of nutrients over time. CRFs have a special coating that allows prolonged release of nutrients from over several weeks to 18 months compared to regular fertilizers that dissolve in the soil and are immediately available but therefore leach partially into the soil. ICL Growing Solutions offers leading global and regional brand-name products including Osmocote, Agroblen, Agrocote, Agromaster, Polyblen and Producote.

ICL Group Limited 69

•
Osmocote is the most widely known and used controlled‑release fertilizer by ornamental growers worldwide. The brand is known to deliver high quality ornamental plants due to its consistent release of nutrients and unique patterned and programmed release technologies. We continue to invest in new technologies as well as in field trials to test and demonstrate the high reliability and performance of our products. In 2022, ICL presented a faster biodegradable coated fertilizer technology - eqo.x for Ag, featuring controlled-release urea tailored for open field agriculture. This innovation aims to empower farmers to optimize crop performance, while minimizing environmental impact through reduced nutrient loss and enhanced nutrient use efficiency (NUE). In 2023, the segment introduced eqo.s release technology in the professional turf market for turf brands, such as, Sierrablen and ProTurf. These pioneering release technologies represent the first offering in the market to feature a CRF coating for urea that biodegrades more rapidly, and they are specifically designed to meet new EU fertilizer standards scheduled to take effect in 2028.

•
Soluble fertilizers, which are fully water‑soluble, are commonly used for fertilization through drip irrigation systems to optimize fertilizer efficiency in the root zone to maximize yields and some of them can also be used for foliar applications. Our well-known brands for fertigation include Peters, Universol, Solinure, Agrolution, Nova, Fertiflow and others. Our leading brands for foliar application are Agroleaf Liquid, Agroleaf Power and Nutrivant. ICL develops specific formulations for different applications and crops. In South America, products such as Profol, Kellus, Tonus, Translok, Forcy, Nutritio, Vegetação and Dimi Tônico are used as high technology products for farmers to improve plant nutrition and physiology through foliar fertilization. There are specific formulations for specific crops, greenhouses and/or open fields, as well as for different water types. In 2024 we launched a water-soluble fertilizer with humic acid which is expected to improve the absorption of feed elements at the root.

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

•
Liquid fertilizers are used for intensive agriculture and are integrated into irrigation systems (mainly drip systems). Our product line includes mostly tailor‑made formulations designed for specific soil and water/climate conditions and crop needs.

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

ICL Group Limited 70

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

Production

The Growing Solutions segment's principal production facilities include plants in Israel (soluble compound fertilizers, liquid fertilizers, and soluble NPK fertilizers), Spain (liquid fertilizers, and soluble NPK fertilizers), the UK (Polysulphate, PotashpluS, products for water conservation and peat incorporated in growing media), China (soluble compound fertilizers and soluble NPK fertilizers), the Netherlands (controlled release fertilizers and fertilizer blends), Belgium (soluble NPK fertilizers), the US (controlled release fertilizers, water soluble fertilizers and liquid fertilizers) and Brazil (liquid  fertilizers, water-soluble fertilizers, bio stimulants, controlled-release fertilizers, improved efficiency phosphorus fertilizers, secondary nutrients fertilizers, and micronutrients fertilizers).
ICL Group Limited 71

The Growing Solutions segment's main manufacturing plants and marketing companies are indicated in the map below:

ICL Group Limited 72

The segment's annual potential production capacity is approximately 260 thousand tonnes of soluble fertilizers, 800 thousand tonnes of phosphate Fertilizers, 540 thousand tonnes of liquid fertilizers, 420 thousand tonnes of controlled-release fertilizers, 150 thousand tonnes of straight fertilizers, 400 thousand m3 of growing media, as well as 600 thousand tonnes of micronutrients and one million tonnes of Polysulphate®. In 2024, we produced about 721 thousand tonnes of Polysulphate®.

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

Production-related developments throughout the Growing Solutions segment:

In 2023, YPH began production of high-grade bio stimulative liquid fertilizers. This line of products incorporates organic and chemical compositions with high end raw materials, such as Fulvic acids, amino acids, and other exclusive materials. YPH’s new liquid fertilizers are a significant upgrade to its product portfolio and solidifying the Company’s position as a leading producer in China’s specialty fertilizers market.

In the beginning of 2024, we completed our acquisition of Nitro 1000, a manufacturer, developer and provider of biological crop inputs in Brazil. This addition of biologicals manufacturing capacity helps to expand the segment’s product offerings, while positioning the Company to further expand into new and adjacent end-markets. Nitro 1000’s products mainly target soybean, corn and sugar cane crops, and their application replaces or optimizes the use of fertilizers. These products help farmers increase profitability, as well as offer more sustainable options.

In July 2024, we completed our acquisition of Custom Ag Formulators, a manufacturer and provider of liquids and water-soluble fertilizers with production facilities in California and Georgia. This strategic move not only expands the Company’s product offerings but also significantly enhances the customer experience in the agricultural sector in the US and allows the Company to address the diverse requirements of farmers across various growing regions, particularly in the West Coast and Southeast, where crops—and their nutritional needs—can vary significantly.

In the fourth quarter of 2024, we completed our acquisition of GreenBest, a UK-based manufacturer that specializes in bespoke fertilizers and tailored solutions. This acquisition strengthens our position in the Turf and Landscape sector and enhances our presence in the UK market. GreenBest's expertise in custom manufacturing complements our existing portfolio and capabilities, allowing us to better meet diverse customer needs.

Competition

The global specialty fertilizer market is estimated at approximately $20 billion per year, accounting for about 4% of the total fertilizers market. According to the Company's estimation, the specialty fertilizer market is growing at an average rate of about 5%-7% per year.

The specialty fertilizers market is diversified, with few global companies and many small to medium-size regional and local producers. We are considered one of the largest global players in the specialty fertilizers market, with production plants in Brazil, Israel, the Netherlands, Belgium, Spain, the UK, the US, Germany and China.
ICL Group Limited 73

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

In addition to ICL, other specialty fertilizers companies with a global presence include: Nutrien Ltd, Wesfarmers Ltd, Industries Qatar QPSC, Sociedad Quimica y Minera, Yara International and Haifa group. Other companies, such as Pursell, Simplot, Nutrien and Koch (USA), Kingenta and Moith (China) and JCAM (Japan) are considered regional players.

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

Sales, Marketing and Distribution

The primary markets of the Specialty Fertilizers business line are Europe (particularly Spain and the UK), Brazil, China, the US, India, Israel and Australia. The Specialty Fertilizers business line sells its fertilizer products primarily via a network of its own sales offices as well as through distributors around the world.

In general, our business model is based on brand-name, premium specialty products which are marketed by a strong agronomist sales network at the end user level, while sales are invoiced through distributor-partners that distribute the products. The technical sales force emphasizes the agronomic advantages of the specialty products to end users (farmers, growers of containerized plants, golf courses, etc.) and provides advice and training of distributor sales representatives. Our Growing Solution segment also has specialized field forces for the Agriculture, Ornamental Horticulture and Turf & Landscape markets supported by specialized marketing teams.
ICL Group Limited 74

The majority of specialty fertilizers sales are not facilitated through contracts or long-term orders, but rather through ongoing orders placed close to the supply date. Consequently, there is usually no significant backlog of orders in this sector.

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

In August 2024, ICL signed a $170 million, five-year agreement with AMP Holdings Group Co. Ltd., a leading agricultural distribution company in China, to distribute specialty water-soluble fertilizers for drip irrigation in China. This partnership, which includes purchase commitments and exclusivity clauses, will continue until 2028. The agreement underscores ICL’s strategic push into the Chinese market, where rising demand for specialty fertilizers is driven by shifts in agricultural practices and the growing adoption of fertigation solutions.

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

ICL Group Limited 75

Other Activities

Our business activities include, among other things, ICL’s innovative arm, that develops new products and services, as well as digital platforms and technological solutions for farmers and agronomists. This category includes Growers and Agmatix, innovative start-ups that are developing agricultural data processing and analysis capabilities for the future of agriculture. In alignment with the Company’s efficiency plan, which includes a change of reporting responsibilities as of January 2024, the results of a non-phosphate related business were allocated from the Phosphate Solutions segment to Other Activities. Comparative figures have been restated to reflect the organizational change in the reportable segments. These activities are not presented as reportable segments as they do not meet required quantitative thresholds.

For further information please see "Item 5 – Financial Results and Business Overview– C. Research and Development, Intellectual Property and Licenses, etc.".

Social Investment

We advance social engagement and investment programs and activities, in accordance with policies formulated and approved by our Board of Directors.

We focus our efforts in three main areas: (1) promoting STEM education (science, technology, engineering and mathematics) and encouraging innovation and excellence in the education system; (2) empowering the communities in which we operate, and responding to their individual needs, while encouraging social innovation and entrepreneurship; and (3) promoting food security through a variety of means, products and activities, including supporting local farmers, encouraging sustainable urban agriculture, and supporting local food banks. In addition, ICL works to assist in disaster relief and crisis situations among our local communities.

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

ICL participates in the "Password for Every Student" program in Israel, a project that provides a comprehensive, consistent solution for the education system, beginning with the teacher and the student, and extending to the classroom, while creating e-communities. ICL's support enables digital accessibility for 15,000 students in Israel, mostly from the Negev region.

"Lab 0_6" is ICL's social flagship project in Spain. Working in collaboration with Manresa University, the project makes scientific education accessible from an early age to residents of the Bages county near Barcelona, while sharing and developing pedagogical programs, training teachers, and mobilizing the community to participate in various activities.
ICL Group Limited 76

Escritor para o Futuro (Writers for the Future) and Sementes do Amanhã (Seeds of Tomorrow) are ICL’s flagship projects in Brazil. Escritor para o Futuro aims to educate children and promote a deeper understanding of sustainability and the UN Sustainable Development Goals (SDG). The highlight of the program is the publication of e-books about sustainability, written by the children themselves. In 2024, 2,100 students and 90 teachers participated in this project, resulting in the publication of 2,400 e-books on sustainability. Sementes do Amanhã focuses on promoting sustainability, enhancing food security, and empowering children through the establishment of community gardens and the cultivation of vegetables in local schools in the São Paulo region. In 2024, 9 schools and 1,300 students participated in this project.

Development of local flagship projects - In 2024, ICL emphasized the development and expansion of local flagship projects in the countries where most of our employees live. Additional flagship projects were promoted in the US, the Netherlands and Germany, and the Company will work to establish and expand these projects in the coming years.

Disaster Relief – During 2024, several environmental disasters occurred in countries where we operate. Amongst the most severe were floods in Rio Grande do Sul, Brazil and in Valencia, Spain, resulting in significant loss of life and massive damage to local towns and civilian infrastructure. ICL mobilized its employees, who volunteered alongside emergency forces, joining in evacuation and restoration efforts. These volunteers were equipped with essential supplies and equipment donated by ICL and its employees.

Security situation in Israel – On October 7, 2023, the Israeli government declared a state of war following an attack on civilians at its southern border, which escalated to other areas. The Gaza Envelopment residents and Northern frontier residents were evacuated from their homes, and a massive military reserve mobilization was effectuated. As the war continued and escalated during 2024, ICL continued its efforts to provide aid to evacuees and other populations in needs, through a variety of means including financial donations, donation of equipment, and employee volunteering. We also continued to support the Israeli medical and mental health systems and to aid the various needs of our employees and their families.

The Moshe Novomieski Potash Company Heritage Site Visitor Center at the Dead Sea, Israel

The Moshe Novomieski Potash Company Heritage and Visitor Center opened to the public in 2021. The Center is located at the old workers’ compound in Sodom and highlights three main topics: the unique geological conditions that led to the formation of the Dead Sea; the history of the founding of the Eretz-Israeli Potash Company in pre-state Israel; and ICL’s current activities. The Center was established and is operated in collaboration with the Council for Preservation of Heritage Sites in Israel, the Jerusalem and Heritage Ministry, Israel’s Ministry of Education, and others.

ICL's total monetary donations in 2024 amounted to approximately $8 million. In line with the Company's policy, no donations were made to political parties. In addition, during 2024, ICL contributed, at the Company's expense, about 56,087 hours of volunteer work of its employees. This does not include 8,186 hours of volunteer work after working hours, which was encouraged, organized, and logistically facilitated by ICL.

ICL Group Limited 77

Environmental, Health and Safety

Introduction

Our company is committed to creating impactful solutions for humanity’s sustainability challenges, by leveraging our unique resources and technological ingenuity. Many of our products and services enhance global food security, industrial efficiency and safety. The UN’s Sustainable Development Goals (SDGs) are ingrained in our guiding principles and aligned with relevant megatrends.

We align our strategic planning to capitalize on material business opportunities pertaining to sustainability, as well as to assess and prepare for sustainability-related risks. Food security is a major global concern, with climate-change increasing the stress on agriculture and food supply chains requiring adaptation of the sector. A significant portion of ICL’s products and services enhance global food security. Our products include key minerals, next generation fertilizers, specialty phosphate food solutions, digital farming/AgroTech solutions for precision agriculture, plant-based proteins and other products required for global food security. Additional opportunities that we are pursuing include Battery Materials (BM) and related solutions for energy storage and EVs, necessary for the transition to renewable energy and e-mobility.

We are committed to developing and implementing a comprehensive Environmental, Social and Governance (ESG) strategy by integrating responsible and sustainable considerations into our business activities, including in the manufacture and sale of our products. Our goals and targets call for an increase in energy efficiency and in the use of renewable energy, and reduction of our carbon footprint, air emissions, water consumption and wastewater output. In addition, we aim to promote Circular Economy, manage our raw material use, increase material re-use and recycle hazardous and non-hazardous wastes. We will also continue to integrate ecological considerations as part of our mining reclamation activities. Furthermore, we intend to continue to implement life-cycle analysis processes and monitor the carbon footprint of our products. ICL promotes personal environmental responsibility among our employees, and supports the communities in which we operate, including through employee volunteerism. ICL also aims to achieve and maintain leadership in ESG rankings and indices, while enhancing transparency and fostering an open dialogue with our stakeholders.

Our company acts proactively to prevent environmental incidents through comprehensive risk management, knowledge sharing and effective maintenance, as well as by developing, implementing, and maintaining appropriate management systems. We consider safety and health performance as core values and aim to make every effort to achieve top tier safety results. We are bound by multiple environmental and safety requirements. Those include, among others, requirements related to climate change, energy efficiency, air quality, liquid and solid waste discharge, land reclamation, hazardous substances and products. Furthermore, we are required to obtain certain environmental permits and licenses, such as air emission and waste discharge permits, all of which aim to protect the health and safety of people and the environment. To conduct our operations, we must comply with the requirements and conditions of these permits and licenses, and to remedy any discrepancies should we deviate from them.

Beyond existing environmental, health, and safety requirements which have evolved over time and become more stringent, we may be subject to new requirements. This may pose a challenge and present uncertainties regarding our ability to comply with them and may impact our capital expenditures and operating costs. Complying with such requirements may require the adjustment our facilities, production processes and operations. In addition, these potential new requirements may oblige us to obtain new permits and licenses for our continued operations. As a result, we strive to monitor the development of any environmental, health, and safety requirements and to evaluate them with respect to their potential impact on our operations.

ICL Group Limited 78

We are assessing our value chain and working to increase the number of our suppliers who conduct sustainability assessments through the Together for Sustainability (TfS) initiative. We are also committed to acting ethically and treating our stakeholders fairly. In addition, we seek to be proactive in our efforts to create a diverse and inclusive workforce. (for further information, see “Item 6 – Directors, Senior Management and Employees – D. Human Capital - Promoting Diversity, Inclusion & Belonging (DIB)”)

ICL’s President and CEO, Mr. Raviv Zoller, serves as the Vice Chairman of the International Fertilizer Association (IFA) and Chairman of its Finance Committee. With our support, we believe that additional members of the IFA organization will join the TfS initiative.

We continue our journey to enhance our understanding and preparedness regarding climate related risks and opportunities. This is the fourth year in which we voluntarily disclosed information regarding climate-change risks and opportunities according to the core principles of the Climate-related Financial Disclosures (TCFD) framework, and we intend to continue to advance our relevant knowledge in future years. For further information, see “Item 4 – Information on The Company – B. Business Overview – ICL Climate Related Risk and Opportunity Disclosures" below.

We strive to establish a culture of sustainability within ICL. To accelerate learning and advancement, we participate in multiple sustainability rankings. We leverage the feedback we receive to gain insights and create improvements and best practices. Among these are ESG rating frameworks such as Maala and Entropy, from whom ICL has received very high scores, as well as CDP Climate Change (ranked -A) and CDP Water (ranked B), and EcoVadis, in which ICL scored 77 points, placing the company in the top 2%, MSCI (BBB) and Sustainalytics (improved rank of 23). We are also committed to the United Nations Global Compact initiative.

ICL has been recognized as an Industry Stewardship Champion by the International Fertilizer Association (IFA) for the past several years, including 2024, reaffirming its commitment to excellence in safety, health, and environmental standards. Agmatix, an ICL company, has been named to Fortune’s 10th Annual Change the World list which recognizes companies that have had a positive social impact through activities that are part of their core business strategy. In addition, ICL’s US facilities were recognized by the American Chemistry Council (ACC) for EHS Performance, and several facilities were awarded Certificates of Excellence and Certificate of Achievement. Our products have also been recognized for their unique contribution. Such an example is PuraLoop®, the innovative phosphorus fertilizer produced by ICL through the reaction of 100% SSA (sewage sludge ash) which has been awarded the prestigious Responsible Care Award 2024 by Cefic (European Chemical Industry Council) under the category: Time for Change - Circularity and Climate neutrality.

We continuously invest in capital projects towards environmental protection, health and safety and in their proactive management. In 2024, we invested approximately $160 million on environmental related projects, $75 million of which was allocated to investments in property, plants and equipment. Over the next few years, we intend to invest additional significant capital to further reduce our air emissions, treat hazardous materials and reduce our overall negative environmental impact. This will include investments that are required to comply with the Israeli Clean Air Law, European environmental regulations, and other regional environmental regulations. We estimate that in 2025 we will allocate approximately $206 million for environment-related purposes. For further information, see “Item 3 - Key Information— D. Risk Factors".

ICL Group Limited 79

For further details regarding our ESG practices and performance, see “ICL Corporate Responsibility Report 2023” in our current Report on Form 6-K (File no. 001-13742) filed with the SEC on June 10, 2024. Our Corporate Responsibility web-report is made publicly available on our website at www.icl-group.com. Neither the 6-K report nor our website have been incorporated into this Annual Report, and the reference to our website is intended to be an inactive textual reference. The information found on, or accessible through our website is not intended to be a part of this Annual Report.

Sustainability

Sustainable Solutions

ICL focuses on developing sustainable solutions that increase ICL’s positive global impact through its existing and new products. The sustainable solutions that we offer are interlinked with the trends in key markets and the challenges that humanity faces.

In an era defined by a growing global population and escalating environmental challenges, the imperative of ensuring food security (SDG 2 - Zero Hunger) has taken center stage. In addition, we are focused on developing Battery Materials and solutions for energy storage which are necessary to advance the use of renewable energy in the global economy (Affordable and Clean Energy – SDG 7). Due to the growing impact of climate change, we are also increasing our efforts to reduce our GHG emissions (Climate Action - SDG 13). Our Research Development and Innovation department (RD&I) has adopted the UN Sustainable Development Goals (SDGs) as guiding principles in its RD&I activities.

As part of our commitment to sustainable development, we combine environmental, health and safety criteria with commercial and operational considerations when developing new products. Potential products are tested using an internal Sustainability Index for product development. We have also developed a data-driven Impact Assessment Tool for all our RD&I projects to support our efforts to tackle climate change, enhance food security, develop sustainable agriculture, and improve human health, safety and wellbeing in general. This strategic component is part of our product development process to create a positive impact. In addition, we are also implementing Circular Economy concepts as part of our efforts to reduce our environmental impact. These include award winning products such as PuraLoop®, our innovative phosphorus fertilizer manufactured from reacting 100% SSA (sewage sludge ash), and new products, such as Recytex, an innovative startup that has developed a patented, eco-efficient recycling solution for breaking down blended textile waste.

As an essential player in the global food supply chain, our goal is to contribute to the effort of achieving Zero Hunger (SDG 2). Based on research conducted by an external firm, it was assessed that ICL's products contribute to the enhancement of food security for about 5% of the world’s population, or approximately 400 million people daily. Our fertilizer production alone has led to a remarkable increase in agricultural output, yielding approximately 70 million tonnes, equivalent to about 190 billion meals annually and meeting the caloric needs of around 182 million people every day. Simultaneously, our phosphates products have improved the quality and longevity of 43 million tonnes of food, equivalent to about 200 billion meals annually, meeting the caloric needs of 210 million people every day.

The fertilizer industry helps to overcome agricultural challenges by facilitating increased crop yields on existing agricultural land and preventing excess conversion of natural habitats into agricultural land. This is especially true in an era where global food systems evolve to meet new challenges and global food demand is projected to increase by 60% by 2050. To enhance global food security, we offer a broad variety of solutions to farmers, including commodity fertilizers, controlled release fertilizers (CRF), bio-stimulants, organic fertilizers, digital farming/agricultural technology (Agro-Tech) solutions, plant-based proteins and more.

ICL Group Limited 80

Our products enable growers to enhance their yields and improve their crop quality, while increasing their nutrient use efficiency and reducing their water consumption, thereby supporting both adaptation and mitigation of climate change. By offering more sustainable alternatives, we contribute to the reduction of carbon intensity across the food supply value chain (Climate Action -SDG 13). Our Growing Solutions segment offers CRFs and is developing biological bio-stimulants that stimulate plant growth and support plants in stress conditions. For example, Bioz, ICL's biostimulants line, is crafted to maximize crop potential and foster sustainable agriculture. Mitigating challenges from heat, drought, excess solar radiation (Bioz Keep Green) or diseases. Bioz stimulates soil activity, improves nutrient availability, and reduces stress for enhanced nutrient uptake. Our Growing Solutions segment also helps farmers protect the environment by minimizing their crops' loss of nutrients through leaching and volatilization. In addition, ICL’s solutions enable farmers to make data-driven decisions through precision agriculture. ICL also offers organic fertilizers such as Polysulphate®, a cutting-edge natural fertilizer, which contains sulfur, potassium, magnesium, and calcium for comprehensive crop nutrition, and Nova QuicK-Mg, an organic blend of potassium and magnesium, which is ideal for magnesium-deficient tropical soils.

To support our growing efforts to enhance our portfolio, in early 2024, we completed our acquisition of Nitro 1000, a Brazilian manufacturer, developer and provider of biological crop inputs that replace or optimize the use of fertilizers. In addition, in July 2024, we completed the acquisition of Custom Ag Formulators (hereinafter - CAF), a North American provider of agriculture formulations and products customized for growers. CAF offers a diverse assortment of liquid adjuvants and enhanced nutrients, as well as various other specialty products. For further information, see Note 8 to our Audited Financial Statements.

As part of our commitment to sustainable agriculture (Clean water and sanitation – SDG 6), we produce efficient water conservation products that help to retain water in the root-zone of crops and turf through novel technology. Our key brands, H2Flo and H2Pro, significantly reduce traditional irrigation requirements. We also produce a specialized solution, Nova Complex Optima, a nitrification inhibitor (DMPP) that prevents groundwater contamination and mitigates the risk of nitrate leaching. This innovative product, tailored to crop nutritional needs, contributes to sustainable agriculture by slowing ammonium-to-nitrate conversion, preventing nitrogen runoff and enhancing soil fertility. Additionally, Nova Complex Optima reduces nitrous oxide production. Eqo.x, our ground-breaking biodegradable coated Controlled Release Fertilizer (CRF) for open-field agriculture, optimizes crop performance with a specialized coating. Achieving up to an 80% increase in Nutrient Use Efficiency (NUE), eqo.x advances precision agriculture, providing higher or comparable yields with reduced fertilizer rates. It's the first fertilizer to offer a rapidly biodegrading coating for urea, aligning with upcoming European standards and supporting sustainable farming practices. ICL is also offering eqo.s®, a patented coating technology that is designed for turfgrass. An additional product designed to support sustainable practices in farming is pHix-up, a solution that rapidly neutralizes post-feeding rumen acidity and helps to balance pH levels in cattle, which is crucial for their health. This solution, beyond basic pH control, also boosts milk production and enhances milk composition.

ICL is committed to innovation in agriculture and food production and is working with startups and other partners to develop new solutions that can help produce more food using fewer resources, while reducing the environmental impact of food production. ICL’s innovation incubator is engaged in identifying startups in the FoodTech and AgroTech industries that can bring real change to the world. Through its global presence and existing assets, ICL can help startups achieve their goals and boost their sustainability efforts.
ICL Group Limited 81

Agmatix, an essential player within ICL's AgroTech digital solutions, is an agroinformatics company committed to revolutionizing agriculture through data-driven innovation and was named in Fortune’s 10th Annual Change the World list which recognizes companies that have had a positive social impact through activities that are part of their core business strategy. The platform is designed to standardize agronomic data and provides actionable insights that empower agricultural professionals to optimize their field trial research and crop nutrition. Agmatix was recognized for its AI-driven platform, which helps agrifood companies’ agronomists and suppliers implement environmentally friendly crop strategies. Agmatix users oversee some 15 million acres of land worldwide, and the company’s new RegenIQ platform allows those users to receive real-time data and feedback.

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

Through our Digital Ag solutions, we offer farmers a Plant Nutrition Carbon Footprint Optimization tool that allows them to compare nutrition plans and consider the trade-offs between yields and environmental impact. The system calculates carbon footprint & GHG emissions based on various parameters such as field characteristics (soil type, organic matter, pH), environmental conditions, agronomic practices, crop type, fertilizer type, applications timing, and residue management.

ICL is committed to continuing its pursuit of innovation, aiming to introduce new solutions to the market that satisfy the evolving needs of the industry and through these efforts, to position the Company as a leader in the future of agriculture.

In addition, we market various products, serving the food industry's needs. Our JOHA® emulsifying salts, enables extended shelf life for food products, reducing food waste. We also market alternative protein solutions (plant-based substitutes). Through a collaboration with Protera Biosciences, an AI-driven FoodTech start-up, our Food Specialties unit develops novel proteins, offering sustainable, highly functional protein-based ingredients for food manufacturers. As part of our approach to advance sustainable and innovative solutions in the food industry, in 2023, ICL Food Specialties, in collaboration with Plantible Foods, launched a Rovitaris Binding Solution powered by Rubi Protein. In 2024, this innovative ingredient was honored with the Ingredient Idol award at the SupplySide West (SSW) conference and recognized as the most innovative food ingredient of the year. Another solution in our portfolio is FruitMagTM, a sustainable, mineral-based and fungicide-free solution for post-harvest citrus fruit treatment. By using a food-grade magnesia product, ICL eliminates the need to use toxic materials and reduces product losses while increasing shelf life.

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
ICL Group Limited 82

Battery Material (BM) and related solutions that support energy storage are potentially significant sources of growth for our phosphate-based and bromine-based specialty products. As they are necessary to advance the use of renewable energy in the global economy (Climate Action - SDG 13; Affordable and Clean Energy – SDG 7). We continue to expand our energy storage activities and are currently planning the construction of the first large-scale commercial lithium iron phosphate (LFP) facility in the US. The facility is planned to be operational in the coming years and will help to meet growing demand from the energy storage, electric vehicle (EV) and clean-energy industries for US-produced-and-sourced essential battery materials. In addition, in 2024 ICL signed a memorandum of understanding (MOU) with Orbia Advance Corp., S.A.B. de C.V. (BMV: ORBIA) Fluor & Energy Materials (OF&EM), companies that are expanding their presence in the North American Battery Materials supply chain. This partnership will allow ICL and Orbia to work together to advance electrification for both transportation and stationary applications and to bring the production of this critical component to North America. In January 2025, ICL signed a strategic agreement with Shenzhen Dynanonic Co., Ltd. to establish LFP production in Europe. The new facility is planned to be located at ICL's Sallent site in Spain and will substantially expand ICL’s Battery Materials business. The project demonstrates our commitment to developing high-quality solutions for a sustainable supply chain and represents a significant step forward for ICL's Battery Materials portfolio's entry into the European market.

Our efforts to improve our impact on the environment are facilitated by innovation and commercial excellence activities (Industry, Innovation and Infrastructure – SDG 9). We are increasingly more operationally efficient, integrating renewable energy into our fuel mix and implementing Circular Economy activities, both within our organization and in collaboration with our partners.

Circular Economy

‘Circular Economy’ and an ‘Integrated Production Value Chain‘ are guiding principles that drive our activities.

We are actively engaged in the development of sustainable solutions and processes, aligning our operations, products and business models with principles that contribute to Circular Economy and address resource scarcity. To this end, we design our products to support efficiency, recyclability and durability, and innovate new products from what was previously regarded by us or the market as by-products or waste, as well as working to optimize our production processes.

ICL Group Limited 83

Examples of these new processes and solutions:

•
In 2024, we launched Recytex, an innovative startup that has developed a patented, eco-efficient recycling solution to break down blended textile waste, such as polycotton, at scale. Using a mineral-water-based process, we transform mixed scraps, post-consumer clothing and industrial fabrics into high-purity, reusable fiber components which can be seamlessly integrated into manufacturing lines to create sustainable yarns and fabrics. By revitalizing textile waste and providing premium, spin-ready components, Recytex will enable brands to meet sustainability goals and comply with the latest industry regulations, supporting the transition to a Circular Economy for textiles.

•
We continuously explore new technologies to use secondary source phosphate as an alternative to virgin raw materials. We are developing future resources for our fertilizer products, including a technology roadmap for recycling and recovery of phosphorus and nitrogen from secondary sources.

•
PuraLoop® is an innovative phosphorus fertilizer produced by us through the reaction of 100% SSA (sewage sludge ash). This pioneering fertilizer addresses the critical issue of resource conservation in agriculture and promotes sustainable farming. It has been recognized by Cefic (European Chemical Industry Council) - Responsible Care Award 2024 for its exceptional contribution to advancing the Antwerp Declaration. It was also declared a winner in the Time for Change - Circularity and Climate Neutrality category.

•
Pearl® is a sustainably recycled phosphorus that we produce that helps to close the phosphorus cycle. It is recovered from high concentrations of phosphorus in diverse water streams, preventing losses into aquatic environments while preserving finite rock phosphate resources. It is integrated into our premium controlled-release fertilizer, Sierrablen Plus®.

•	MagiK® is a powerful organic multi-nutrient for crops, used as an additive in fertilization products. It was developed from a by-product stream of our magnesium production process.

•
Fibagro Advance is a peat-alternative growing media that uses waste from the timber industry and a thermo-mechanical process to create a unique matrix that improves moisture and nutrient retention. The product has a lower carbon footprint compared to peat and other peat alternatives.

Examples of optimization of ICL’s production processes include:

•
Our Ambition Creates Excellence (ACE) program includes the development of a standardized approach for Circular Economy that is designed to systematically review ICL’s waste streams, by-products and other outputs from our operations and identify opportunities to develop new and useful products, as well as to optimize our operations.

•
As part of our Circular Economy efforts in China, we are developing various uses for Phosphogypsum, the only by-product from our Chinese site that has not yet been fully utilized. In addition to existing solutions, the Company, in collaboration with local authorities, has developed a solution to rehabilitate an old mine. In 2024, we succeeded to utilize 7.8 million cubic meters of phosphogypsum.

•	At ICL Dead Sea, salt is used as internal infrastructure in the rehabilitation of operational roads, construction of wall barriers, as well as in other infrastructure projects.

ICL Group Limited 84

Non-financial KPI’s & Sustainability Linked Finance

In April 2023, ICL further expanded its strategic focus on sustainability by entering into a $1,550 million Sustainability-Linked Revolving Credit Facility Agreement (Sustainability-Linked RCF) with a consortium of twelve international banks.

The Sustainability-Linked RCF follows ICL’s initial Sustainability-Linked Loan (SLL) dated September 2021. Both the Sustainability-Linked RCF and the SLL include three Key Performance Indicators (“ESG KPIs”) which have been designed to align with ICL’s sustainability goals. The ESG KPIs include a reduction in Absolute Scope 1 & 2 GHG Emissions, an increase in the percentage of women in ICL’s senior management and an increase in the number of valid TfS (Together for Sustainability initiative) scorecards obtained by ICL suppliers. Each of the KPIs will be assessed regularly during the term of the Sustainability-Linked RCF and SLL, through third-party verification of performance. As of the reporting date, the relevant annual targets have been achieved. For further information regarding increase in the percentage of women in senior ICL management, see “Item 6 – Directors, Senior Management and Employees – D. Human Capital".

For further information regarding the Sustainability-Linked RCF and SLL, see Note 13 to our Audited Financial Statements.

Health and Safety

As a leading global specialty minerals company, we are subject to specific environmental, health and safety requirements under international, national and local laws, regulations and permits within each jurisdiction in which we operate. To sell our products and to operate our processes, including mineral extraction, production, distribution, marketing and use of products, we are required to comply with relevant environmental, health and safety requirements.

ICL manufactures products that are part of everyday life. Some of our products, if not managed properly, are potentially harmful to the environment and to the health and safety of those who are exposed to them during their production, transportation, storage or use. This also applies to effluents, air emissions and other waste streams that are generated during the production of some of our products. These substances can result in contamination that necessitates remediation, clean up or other responsive actions. Our existing products undergo evaluation during the various stages of their production process and supply chain, and we also assess the risks of our new products prior to their launch. We also invest resources to develop sufficient information and data for our products. This enables us to characterize their safety features with reference to human health hazards and environmental threats. We strive to increase their positive impact and to reduce any negative impact.

Industrial production in general, and the chemical and mining industry in particular, require the implementation of special precautionary measures to maintain a safe and healthy work environment. Safety is one of our fundamental values, and we continuously work towards accident prevention by fostering a zero-accident culture. Our OEMS-EHS (Operational Excellence Management System) provides the framework that drives operational excellence for industry-leading safety and reliability performance across our organization. As part of this approach, we conduct periodic risk assessments, PSM (Process Safety Management) methods and external and internal audits across all our operations, including our contractors’ operations. Emergency drills, personnel training and knowledge sharing processes are part of the annual plans of our sites. Our proactive program engages our employees and managers to identify risks and work to utilize various measures and technologies. Our efforts have been recognized with high-ranking grades. For example, ICL’s US facilities were recognized by the American Chemistry Council for Safety Performance in 2024. Certificates of Excellence were awarded to four facilities and a Certificate of Achievement was awarded to another facility, a grade of 108 (including a bonus) in the Israeli "Maala" Index.
ICL Group Limited 85

To minimize potential occupational hazards that may occur during our operations, and to help ensure a safe and healthy work environment, we seek to comply with strict occupational safety and health standards prescribed by local, national and international laws and standards. The health of our employees and contractors is checked regularly. Mandatory and locally agreed safety equipment is provided to our employees and requested from our contractors. We regularly monitor our work environment and perform industrial hygiene monitoring as required by regulations and Company procedures. We set safety targets for improvement annually, and safety KPIs are reported and tracked from all ICL production sites. One of the KPIs for all executive management is IR (Incident Rates), which is an indication of how many incidents of lost working days (a measure of severity) occurred. In 2024, the IR was 0.59.

* Incident Rate - Lost working days cases, multiplied by 200,000, divided by employees’ work hours (not including our offices employees). Any injury event with one or more lost workdays is included in the IR calculation method.

Following any severe incident, inspection committees are formed to engage in-depth learning processes, and to enable necessary corrective and preventive actions to avoid future occurrences. This proactive approach reflects our ongoing commitment to safety and continuous improvement. For further information, see “Item 3 – Key Information – D. Risk Factors – Accidents occurring during our industrial and mining operations, and failure to ensure the safety of workers and processes could adversely affect our business.”

We invest extensive resources in training and mentoring, as well as other safety measures, to improve occupational safety and health as well as to prevent accidents and occupational illnesses. As part of our proactive approach to EHS, we implemented an operations management system that provides the framework and structure to drive our operational excellence, safety and reliability across our organization (OEMS-EHS). We have also adopted Human and Organizational Performance (HOP) principles which focus on early detection and prevention. The principles aim to develop organizational transparency, as well as to educate and create safety defense mechanisms for employees, processes and the environment. Moreover, the HOP approach creates dialogue and knowledge sharing within our organization between managers and employees. HOP workshops are conducted at all our global sites for both managers and employees. Our proactive activities to prevent EHS incidents are measured by leading (proactive) KPIs.
ICL Group Limited 86

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

In recent years, we have implemented advanced technologies to assist us in managing EHS events and proactive safety processes globally. We have deployed specialty software at all our sites. The software's modules include lesson learning, shared learning, intake of innovative ideas arising from the field and additional controls and defenses. A change management module is also part of the assimilated technology. In addition, we created a mobile EHS application that is used globally for EHS management, hazard recognition, emergency-event management and various proactive online activities. In 2024, we began to implement a new PTW (permit to work) module for better control of high-risk tasks. Both employees and managers routinely use these technologies. We have also implemented an application intended to map, track and manage environmental incidents. This is designed to enable us to respond quickly to emergency events, as well as to conduct crisis management.

Emergency drills, including surprise drills, are a part of our annual work plans and are regularly performed to test and improve readiness for events including earthquakes, leakage of hazardous materials, fires, etc. We continue to enhance our procedures and measures with the goal of becoming leaders in crisis management, management of workplace hazards and EHS practices.

To prepare for natural disaster and emergency scenarios, we created emergency teams qualified to perform a broad range of first responder roles, including rescue from ruins and disaster areas following earthquakes. Dozens of volunteers participate in such activities in addition to their routine duties. Teams are provided with advanced equipment and practice highly complex rescue and evacuation scenarios.

Our defined Business Continuity Plan (BCP) enables business continuity and quick recovery from various crisis scenarios, minimizing business disruption and EHS impact.

In addition, we are introducing AI technology to support various processes and improve our defenses, including the use of robots and drones. Examples of our use of such technology include “smart” systems for forklifts and trucks, using drones to inspect confined spaces (which eliminate the need for an employee to enter dangerous surroundings), smart sensors, and more.

PSM methodology is used to develop and implement policies and standards guided by the CCPS framework, which includes the EU Seveso Directive, OSHA PSM Regulation and UK HSE Control of Major Accidents. Israel’s Ministry of Environmental Protection has adopted the Seveso risk assessment methodology, and Israel’s Ministry of Labor recently adopted the OSHA PSM Regulation and is expected to require it at our relevant facilities. All processes include both employees and contractors.

Our risk management process is a structured, continuous process, consisting of both periodic and ongoing activities. A comprehensive risk mapping process was conducted throughout our organizational units, and we have streamlined formal Enterprise Risk Management (ERM) policies and procedures focusing on process safety at all sites throughout our Company. For further information, see “Item 4 – Information on The Company — B. Business Overview - ICL Climate Related Risk and Opportunity Disclosures".
ICL Group Limited 87

For further details on regulatory, environmental, health and safety matters, see our “ICL Corporate Responsibility Report 2023” on our website at www.icl-group.com. The reference to our website is intended to be an inactive textual reference, and the information on, or accessible through, our website is not intended to be part of this Annual Report.

Climate Change and Greenhouse Gas Emissions

The impact of climate change is being increasingly recognized throughout our value chain and across the globe. Our clients, for example, are exposed to extreme weather events that stress food production systems. Our own facilities are also assessing their exposure to various climate-related impacts. Climate change is a growing concern not only for governments and non-governmental organizations, but also for our stakeholders, including investors, customers, employees and the general public. In response, we are aligning our actions to keep pace with this accelerating change.

We are witnessing an increasing level of new and tightened global regulation of greenhouse gasses (“GHGs”) which may impact our operations by requiring changes to our production processes or increasing raw-material use, energy consumption, and production and transportation costs. These regulations will also require greater disclosure of our efforts and associated costs. For additional information regarding our climate change–related risk management and GHG emissions, see “Item 3 - Key Information— D. Risk Factors”.

ICL Climate Related Risk and Opportunity Disclosures

Introduction

As a leading global specialty minerals company, we understand that our industry can be an important enabler in the transition to a low carbon economy. We can contribute to this transition by developing innovative products and services as well as by offering solutions designed to promote sustainable agricultural and other practices, minimize environmental impact and enhance safe economic progress in a more sustainable manner. As our industry is a major consumer of fossil fuel-derived energy and an emitter of greenhouse gasses, it is imperative for us to transition to net zero (Scope 1&2). We recognize that climate change has a wide-ranging impact on our operations, supply chains, and markets. In addition, as a company committed to transparency and responsible reporting, we acknowledge the rapid increase in global interest in the development of more comprehensive climate-related disclosure. In 2023, the International Sustainability Standards Board (ISSB) published the first IFRS Sustainability disclosure standards (S1 and S2), while the first set of European Sustainability Reporting Standards (ESRS) were published by the European Financial Reporting Advisory Group (EFRAG). In March 2024, the SEC issued a rule requiring disclosure of climate-related risk; however, in April the SEC stayed the rule pending the resolution of lawsuits challenging its validity and the current US presidential administration and SEC leadership has expressed opposition to the rule, putting its future in doubt. In addition, the state of California has enacted laws requiring disclosure of climate-related risks, as well as GHG emissions, and we expect additional jurisdictions to adopt regulatory disclosure requirements relating to climate risks and opportunities disclosures, GHG emissions and other ESG metrics in the foreseeable future. While disclosure requirements and topics differ among the frameworks, climate-related disclosures are included in each of the frameworks, demonstrating their importance. For further information, see “Item 3 - Key Information— D. Risk Factors". In our previous annual report, we aligned our climate risk assessment and reporting with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), which has been the leading climate reporting framework since 2017. While the TCFD framework has been integrated into the International Sustainability Standards Board (ISSB) standards (IFRS S1 and IFRS S2), we continue to apply the core principles of TCFD in our voluntary climate disclosures. This ensures consistency and transparency in reporting climate-related risks and opportunities. We closely monitor the evolution of ISSB and the adoption of additional global climate reporting standards, and their implications for future reporting. 2024 marks the fourth year that we are reporting climate-related disclosures, guided by the core principles of the TCFD framework.
ICL Group Limited 88

In 2022, we committed to a 30% reduction of our greenhouse gas (GHG) emissions (Scope 1&2) by 2030 (vs. 2018), and we aim to be net zero by 2050. To date, we are on track to achieve this goal. ICL’s Board and senior management have adjusted the Company’s climate strategy to align with the Paris Agreement’s goal of limiting global temperature rise well below 2 degrees Celsius above pre-industrial levels, with efforts aimed at limiting the increase to 1.5 degrees Celsius, to help mitigate climate change impacts. As we continue our journey towards a more sustainable future, our Board approved the submission of a declaration to the SBTi (Science-Based Targets initiative) organization, wherein the Company will commit to establish a near-term, science-based target in accordance with the SBTi framework and to submit our targets for validation to SBTi in March 2025. The SBTi initiative drives ambitious climate action in the private sector by enabling organizations to set science-based emissions reduction targets in line with the Paris Agreement’s goals.

Building on our established approach to climate-related reporting, we conducted a screening of material climate-related risks and opportunities relevant to ICL, highlighted our existing good practices and identified next steps to strengthen our climate-related governance, strategy and risk management procedures. The following section outlines our progress across four key areas of climate risk and opportunity management: Governance, Strategy, Risk Management, and Metrics and Targets.

Governance and Management of Climate Related Risks and Opportunities

Board-level Oversight of Climate-related Issues

•
Climate risk management is an integral part of our overall approach to ‘Doing the Right Thing, in the Right Way, Every Day’. ICL’s Board is responsible for setting ICL’s overall strategic direction, including sustainability, climate and ESG related matters. The Board views climate change as a material component of the Company's strategy.

•
The Board has appointed a Climate, Sustainability and Community Relations Committee (“CSC Committee”) to oversee climate-related issues, including but not limited to, climate-change risk assessment and mitigation plans, installation of renewable energy facilities, site decarbonization plans, implementation of Circular Economy activities, achievement of energy and water savings targets and implementation of various policies related to environmental impact. The CSC Committee is chaired by Dr. Miriam Haran, a leading environmental expert with substantial experience in environmental and climate-related matters. The CSC Committee comprises three additional directors on the Board who possess significant industrial and risk management experience, including experience regarding environmental matters.

•
The CSC Committee convenes quarterly, as scheduled, unless additional meetings are necessitated for ad hoc purposes. The meetings include review of updates regarding the Company’s latest ESG related events, as well as changes in underlying regulations, ESG risk assessments and ESG management systems, in addition to review and approval of policies and procedures when relevant. The CSC Committee also holds annual discussions regarding, among other things, risk mitigation measures, climate-related risk and opportunity disclosures, the Company’s ESG reporting, and ICL’s sustainability KPI targets. Progress made on climate-related targets, and adherence to the Company’s GHG decarbonization targets, are also monitored in these meetings (for more information, refer to the ‘Metrics and Targets’ section below).

ICL Group Limited 89

•
In February 2023, the Board approved the submission of a declaration to the SBTi organization, wherein the Company will commit to set a near-term, science-based target in accordance with the framework developed by the SBTi. The Board’s approval followed discussion and approval by ICL’s Global Executive Committee (GEC) in January 2023, and the CSC Committee in February 2023. Following CSC Committee and Board approval, in March 2023, SBTi officially confirmed ICL’s commitment to develop near-term targets in accordance with the criteria and processes of the SBTi. We expect to submit our targets for validation to SBTi in March 2025, in line with the timeline criteria set-out by SBTi.

•
The Board’s Audit & Accounting Committee, as determined in ICL’s Board Manual, is responsible for, among other responsibilities, overseeing ICL’s risk management, including monitoring our activities to manage and mitigate identified risks, as well as to ensure our compliance with relevant regulations. Accordingly, ICL’s Enterprise Risk Management (“ERM”), which includes climate related risks, is discussed at least on a bi -annual basis, and any material changes are updated on a regular basis.

•
ICL’s ERM approach and constituting documents, including its ERM policy and procedures, follow the risk management methodology of the Committee of Sponsoring Organizations of the Treadway Committee (COSO). The methodology is defined as “the culture, capabilities, and practices, integrated with strategy setting and its performance, that organizations rely on to manage risk in creating, preserving, and realizing value”.

ICL has integrated climate related risk and opportunities into its formal ERM processes, including the ESG risk management structure and in various categories under the ICL Risk Universe. Physical and transition risks have been integrated at all risk levels.

For further information, including additional information regarding Dr. Haran’s biography and the frequency of CSC Committee and the Audit & Accounting Committee meetings, see “Item 6 – Directors, Senior Management and Employees— A. Directors and Officers & C. Board Practices—Our Board Committees”.

Management and Leadership Oversight

•
ICL’s Global Executive Committee (“GEC”), comprised of its senior executive management members, meets on a weekly basis and is responsible for overseeing the Company’s actions, policies and initiatives designed to ensure that ICL’s material ESG and climate -related risks are being appropriately addressed and managed. It also renders decisions on various issues including sustainability, climate and ESG matters. This includes the formation of annual budgets, deliberations regarding major capital and operational expenditures for climate mitigation activities related to low carbon production products and services, climate -related transactions (including acquisitions, mergers and divestitures) and the implementation of the climate transition plan.

•
To assist the GEC in better monitoring and overseeing ICL’s sustainability, climate and ESG related matters, the GEC appointed a GEC Sustainability Committee, an advisory committee which convenes on a quarterly basis. The GEC Sustainability Committee is chaired by ICL’s EVP, Chief Legal and Sustainability Officer, and is comprised of the CFO, the EVP, Chief Risk Officer, ICL's Potash Division President, who is also in charge of ICL’s global EHS, the Chief Procurement & CAPEX Officer, the Chief Innovation and Technology Officer and the ICL's Phosphate Specialty Solutions Division President. Three separate management-level committees report to the GEC Sustainability Committee on climate related risks. These include: (i) a Physical Risk Committee and (ii) a Transition Risk Committee. A third committee, an Operational Executive Committee (OEC), is responsible for management, including measurement, of certain operational matters, including: waste, water management, air quality and pollution, biodiversity and EHS. All three committees are supported by ICL’s global sustainability and risk management teams, which manage both physical and transitional climate-related matters. The purpose of these committees is to identify potential climate related risks and opportunities, assess their impact on ICL’s operational and logistic sites, manage their financial transition, and determine mitigation actions to minimize ICL’s exposure to risk according to the respective ICL risk appetite. The chairs of the committees meet on a periodical basis to synchronize their activities.

ICL Group Limited 90

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
ICL Group Limited 91

Training

We conduct dedicated training sessions on climate, the environment and various sustainability-related topics for our executive management and employees across the Company on a regular basis to ensure that they are updated on the latest developments.

Board Oversight Trainings

Training on core TCFD principles and related climate risks and opportunities is provided to our Board on an ongoing basis with additional capability building sessions conducted on several occasions throughout the year. Update sessions regarding climate-related disclosures and our progress in that regard are conducted jointly for the CSC Committee and Audit & Accounting Committee on an annual basis, with participation of all members of our Board.

Each quarterly Board meeting opens with an ESG review and discussion of ESG and climate-related aspects, as well as monitoring related KPI’s. Twice a year, the Board conducts off-site Board visits at ICL’s sites. These meetings include a tour of the site and discussion of, among other topics, environmental, sustainability, climate, safety and other ESG risks and related issues.

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

Working Groups and Stakeholders Trainings

A variety of ongoing workshops are held for various working groups, accompanied by internal and external experts. In addition, each year ICL organizes a global ESG Week that focuses on environment, safety and health, community and volunteering, quality assurance, sustainability and compliance topics. The purpose of the event is to promote engagement and knowledge sharing within the Company, and to increase awareness of our sustainability goals and guiding principles as well as to implement a culture of sustainability. Since 2023, we have officially embraced the UN Sustainable Development Goals (SDG’s) as our Company’s guiding principles within our revised code of conduct and as a reflection of our overall approach to sustainability and ‘Doing the Right Thing, in the Right Way, Every Day’. We continue to be committed to implement SDGs in all areas of our operations and activities. Engagement activities include both on site and online workshop trainings, external lectures, and various educational materials.

Executive Compensation

For the past several years, ICL’s HR & Compensation Committee and Board of Directors have incorporated ESG performance targets into the annual short-term incentive plans for executive officers, underscoring a strong commitment to sustainability. This integration ensures that accountability for achieving ESG objectives that promote our business objectives is embedded within the leadership team. Annual KPIs for executive management, including in 2023 and 2024, were tied to specific ESG targets and are a key component of the executive compensation mechanism. These KPIs cover areas critical to our business strategies such as health & safety performance (IR improvement targets), environmental performance (water savings, waste reduction, greenhouse gas (“GHG”) emissions reduction targets, aimed to eventually achieve science based targets), suppliers sustainability performance (related to TfS/Ecovadis assessments), climate-change and climate related disclosures and rankings, diversity and gender equality improvement goals, energy efficiency, sustainable solutions, product carbon footprints calculations, business ethics, compliance, and more.

For further information regarding ICL’s senior management, see “Item 6 – Directors, Senior Management and Employees – B. Compensation”.
ICL Group Limited 92

Strategy

In 2022, our Board and senior management adjusted the Company’s climate strategy to align with the aims of the Paris Agreement. As previously mentioned, in February 2023, the Board approved submitting a declaration to the SBTi organization, wherein the Company will commit to setting a near-term, science-based target in accordance with the framework developed by the SBTi. Currently, we are in the process of submitting our near-term targets to SBTi and subsequent validation of these targets by SBTi.

Informing Current Strategy and Initiatives

Climate risks and opportunity factors are incorporated into our business strategy and operations to improve our short, medium, and long-term financial and operational resilience. Physical risks and opportunities are those that occur as a result of climate change manifestations, whether occurring as chronic long term climatic changes or as acute episodic extreme weather events. Transition risks and opportunities are those that occur due to the transition to a low carbon economy, including legal and/or regulatory risks such as carbon pricing mechanisms, market supply and demand, litigation and reputation, and changes in key areas of technology.

To enhance the resilience of our strategy and business model, ICL integrates scenario analysis into its Enterprise Risk Management (ERM) framework, evaluating both physical and transition-related risks and opportunities under multiple climate pathways, ICL further strengthened its climate risk analysis by assessing financial and operational impacts such as carbon pricing, supply chain disruptions, and extreme weather events.

Climate-related risks and opportunities are integrated into the organization’s business strategy, key areas are described below:

Products and Services

To thrive in a world impacted by climate-change, it is necessary to offer and provide products and services that enhance global food security, efficiency and safety. ICL is focused on creating new products and services that are designed to promote both climate change mitigation and adaptation. ICL offers a diverse portfolio of solutions which includes products that enable balanced fertilization, reduce water consumption, a reduce leaching of fertilizers into water sources, such as CRFs, and bio-stimulants. ICL is at the forefront of AgroTech innovation, from AI-driven precision farming and regenerative agriculture to carbon utilization and biological solutions. We also offer innovative food solutions that support food security. Battery Materials (BM) is an emerging business opportunity within our product portfolio, aligned with our commitment to sustainability and innovation.

Our fertilizers are designed to support plant growth under challenging climatic conditions, such as drought and heat, by contributing to improved nutrient availability and soil health. Our product portfolio includes controlled release fertilizers (CRFs) and bio-stimulants that support plant nutrition and minimize N2O emissions in the use phase, helping reduce GHG emissions and supporting climate change mitigation. Other products, such as Keep Green, protect coffee tree leaves from excessive solar radiation, thus supporting resilience and adaptation to climate stress. Additionally, ICL introduced Polysulphate, a multi-nutrient fertilizer requiring no processing and generating no waste products, with the lowest Global Warming Potential (GWP) calculated value in its category, the product aligns with evolving consumer demand for low-carbon solutions.
ICL Group Limited 93

Alternative proteins are also part of ICL’s portfolio, and we have invested, among others, in Arkeon, GmbH. The investment supports Arkeon’s innovative and sustainable one-step fermentation bioprocess which creates customizable protein ingredients by capturing carbon dioxide (CO2). The resulting alternative proteins are carbon negative and clean-label functional ingredients.

ICL's diversified product portfolio also includes Battery Materials (BM) and related solutions for Energy Storage and EVs. Transitioning to renewable energy is a core path to climate-change mitigation, and it depends on broadly implemented energy storage capabilities. We believe that our phosphate-based and bromine-based specialty products are key in supporting energy storage. In 2023, ICL announced a plan to build the first large-scale commercial lithium iron phosphate (LFP) facility in the US, and it has continued to develop the Battery Materials (BM) opportunity, including signing a strategic partnership agreement with Shenzhen Dynanonic Co., Ltd. in January 2025, to establish lithium iron phosphate (LFP) cathode active material (CAM) production facility in Europe.

Operations

ICL continues to innovate, seeking to establish best practices, eliminate process inefficiencies and optimize operations to mitigate its GHG emissions. We have established a dedicated team to implement energy efficiency projects across our plants throughout the world as part of our Ambition Creates Excellence (ACE) program. Since 2021, this team has focused on delivering lower-carbon solutions, including transitioning to cleaner energy, electrification, and phasing out of inefficient production technologies. These efforts are key components of ICL’s decarbonization roadmap, which also includes Circular Economy initiatives, water efficiency measures, and improved heat and steam utilization. As the Company continues to innovate and refine its approach to effectively decarbonize its activities, it is setting the necessary governance structure to allow forcross organization processes, including financial evaluation that will support ICL in implementing an effective and cost-efficient decarbonization roadmap.

As part of its energy transition strategy, ICL has significantly reduced reliance on heavy fuels over the past decade, replacing them with natural gas across its major operations. For the past several years, the Company further advanced its renewable energy adoption through long-term power purchase agreements (PPAs) and the installation of photovoltaic (solar) systems at its operational sites, reaching nearly 95% of procured electricity from low-carbon sources. Beyond these initiatives, ICL has achieved significant GHG emissions reductions through a range of actions, including the commissioning of a highly efficient Combined Heat and Power (CHP) plant at its Dead Sea facilities, implementing energy savings and efficiency measures, and utilizing waste heat at various sites globally. Additionally, it has decommissioned fossil fuel-based facilities, such as its PAMA oil shale power plant in Israel. ICL is also assessing the expansion of the use of waste heat, as it has already successfully used excess heat in heat recovery systems (HRS) in some of its major production sites.

ICL is also intensifying efforts to reduce process-related emissions and maximize resource efficiency by utilizing waste heat and energy-related byproducts. Additional measures include securing strategic renewable energy agreements, advancing low-global-warming-potential materials, and expanding solar photovoltaic installations across all feasible areas within its sites.

ICL Group Limited 94

Supply Chain

Extreme climate events can result in disruptions to the supply of required raw materials to our sites (upstream) or to ICL's ability to transport products to its global customers (downstream), and, as a result, could affect our business. A strategic decision was taken to search for and identify any additional potential risks of climate-change related disruptions to the transportation of raw materials/products, and to diversify the means of transportation to assure the continuity of production and product supply to our customers. Additionally, we expanded our multi-scenario climate risk analysis to include an assessment of physical climate risks affecting key suppliers. The analysis highlighted potential future climate impacts on supply chain resilience and potential financial risks involved. These insights support more informed decision-making and resource allocation, positioning ICL well for strengthening its supply chain’s resilience and maintaining operational continuity amid evolving climate challenges. To maintain resilience, we are also continuously reducing our dependency on critical, single-source suppliers by creating alternative solutions. For further information, see “Item 3 - Key Information— D. Risk Factors".

Sustainable Procurement

We are engaged in extensive training to raise awareness among ICL’s suppliers regarding sustainability, transparency and carbon emissions reduction, as part of an industry wide initiative, Together for Sustainability (TfS), that enables collaboration with suppliers through education, training, and monitoring, aligned with industry-wide goals and ICL’s effort to evaluate and reduce its Scope 3 emissions. Furthermore, as part of our efforts we are investigating low-carbon and enhanced sustainable sourcing of raw materials as a key part of our overall strategy. This involves assessing the environmental impacts of upstream supply chains, prioritizing materials with lower carbon footprints, and collaborating with suppliers to enhance sustainability practices, all aligned with our long-term sustainability goals. Additionally, we are optimizing logistics and transportation by exploring alternative fuels, electric vehicles, and energy-efficient shipping practices, to minimize emissions across our value chain.

In parallel, as a part of our focus and efforts to increase renewable energy in our energy mix, ICL created a cross-organizational team comprising representatives from our Global Procurement Organization (GPO) and our Operational Excellence and Sustainability experts, who participate in efforts to procure electricity produced from renewable energy, as well as support capital investments to install onsite renewable energy production at our facilities. This initiative has been successful, and in 2024, nearly 95% of the electricity procured by our global sites was derived from low-carbon sources, with many regions exceeding 97%. In Israel, in alignment with our climate strategy, the Company has entered into long-term power purchase agreements with two Israeli providers of "green electricity". These long-term agreements (15 years) will enable ICL to purchase more than 175 million kWh of electricity from renewable sources on an annual basis, beginning in 2024. ICL was an early adopter and one of the first companies in Israel to sign long-term renewable energy contracts, as soon as the relevant regulatory environment supported it. We will continue to strengthen our efforts, as the markets for on-site renewable energy, long-term power purchase agreements and other supply mechanisms continue to mature.

ICL Group Limited 95

Investment in R&D

Our research, development, and innovation (RD&I) activities support ICL's growth strategy. The main objective of these activities is to enable new product sales and new business creation in the areas of next-generation fertilizers, food technology, e-mobility, novel materials and digital agriculture. ICL’s RD&I organization establishes both short-term and long-term goals for GHG emissions reduction technologies. Research, redesign and implementation of low carbon solutions are currently being introduced to mitigate process-based and product-based emissions, as well as to meet future demand.

Using our core RD&I capabilities, we are also developing products that address market needs and megatrends. Our Compass Assessment tool offers guidance and support for new projects. The process includes defining and framing the scope of potential and risk, as well as impact goals related to specific SDGs. These guide us in the process of developing new products and services. Through our Open Innovation platform, we seek to collaborate with entrepreneurs, researchers, innovators, and startups to foster innovation in these areas. Another path is our ICL Planet Startup Hub, a Food Tech and AgroTech external accelerator that we created to access startups with disruptive technologies and to help them to scale and go to market using ICL’s knowledge, experience and capabilities.

In the short term, our RD&I organization is using its existing infrastructure to challenge internal and external partners to introduce solutions. Our efforts also extend to low carbon and climate resilience solutions, Circular Economy activities, energy storage materials and more, all which are supported by ICL’s industry leading internal accelerator program, “BIG”, that is leveraged to promote our GHG reduction breakthroughs.

Financial Planning

Our global finance teams integrate ESG-related KPIs and GHG emission reduction targets into our financial reporting and planning. This includes creating the necessary data infrastructure (data quality and data management) and management infrastructure to enable the support for proper decision-making processes, along with an increase in the transparency of our ESG performance with rigorous financial methodologies and metrics.

To further enhance financial resilience, ICL has developed a comprehensive, Company-wide climate risk-stress model. This model evaluates key parameters such as asset value, stock value, revenue loss from production disruptions, adaptation adjustments, and scenario analysis. The scenarios include physical risks (baseline, IPCC SSP1-2.6, SSP2-4.5, and SSP5-8.5 from 1995 to 2050) and transition risks (IEA Net Zero 2050, APS, STEPS, and NGFS scenarios for 2022 to 2050). The model assesses the potential financial impacts of climate events, including revenue loss, asset damage, stock fluctuations, and associated CAPEX.

Climate risks are evaluated based on their likelihood and potential impact using a five-tier matrix, with financial impacts categorized as critical, major, significant, moderate or low. Risks with high magnitude (impact and likelihood) are imbedded into our ERM process and prioritized for mitigation actions and close monitoring.

Considering these insights, we integrate ESG-related KPIs and GHG emission reduction targets into financial reporting and planning. This effort includes the development of robust data infrastructure, focused on data quality, management systems, and transparency, to support effective decision-making and align with the Company’s sustainability targets.
ICL Group Limited 96

Sustainable finance plays an important role in enabling ICL’s transition to a low-carbon and environmentally sustainable economy. With this infrastructure in place, we have the potential to leverage financial opportunities to advance our sustainability agenda. In September 2021, ICL secured its first €250 million Sustainability-Linked Loan ("SLL"). The loan was a step forward in ICL’s ongoing sustainability efforts and includes three sustainability performance targets: a reduction in absolute Scope 1 & 2 GHG emissions, an increase in the percentage of female executives among senior ICL management and an increase in the number of valid TfS (Together for Sustainability initiative) scorecards obtained for ICL Group suppliers. These targets were designed to align with our sustainability strategy and goals, and each will be assessed at specific times during the term of the loan, using third-party certification.

Additionally, in April 2023, ICL further expanded and increased its commitment to ESG by entering into a Sustainability-Linked Revolving Credit Facility Agreement between an ICL subsidiary, ICL Finance B.V., as borrower, and a consortium of 12 international banks, for a $1.55B credit facility ("Sustainability-Linked RCF"). The Sustainability-Linked RCF also includes three ESG KPIs mentioned above in connection with the SLL.

Risk and Opportunities

Identified Climate Change Risks and Opportunities

Over the past several years, climate change and GHG emissions have been of increasing concern globally. Laws and regulations that govern climate change and GHG emissions already have certain impacts on ICL Group’s operations and may present transition risks for both the short and long term.

Carbon taxes and cap-and-trade-emissions schemes are increasingly viewed in global jurisdictions as a way of pricing carbon – a key policy driver to reduce GHG emissions. Currently, one of ICL Europe's sites, ICL Iberia, is covered by the EU-ETS Emissions Trading System, and in the UK, ICL Boulby is subject to the UK Emissions Trading Scheme. In Israel, a new carbon tax on fossil fuels, including natural gas, has been declared and will come into effect during 2025. It will be implemented gradually over the course of the current decade. Other carbon mechanisms may be implemented in the future.

Additionally, under the European Green Deal, the EU adopted a Carbon Border Adjustment Mechanism (CBAM) regulation in 2023 which was created to stop carbon leakage from the EU (i.e. the risk that the EU carbon emissions reduction regulations will be offset by increases in emissions in jurisdictions with less stringent regulations), which will apply to some of our operations. The EU CBAM charges will phase in over a period of nine years, commencing in 2026. Regulations relating to GHG emissions are also at various stages of consideration by the US federal government as well as in some US states.

Consequently, it is expected that in the short to medium term, ICL will need to purchase carbon allowances through specific programs (such as the EU and UK ETS) and/or incur additional costs for energy and emission reduction measures. Similarly, carbon taxes, or restrictions on fossil fuel electricity production, could increase our energy costs, as well as the costs of supplied materials and services across the ICL value chain.

We are subject to laws and regulations that will require us to disclose information related to climate risks. As of 2026, ICL’s main EU subsidiaries are expected to report under the EU's Corporate Sustainability Reporting Directive for fiscal year 2025. However, recent developments in the EU's "Simplification Omnibus" process have introduced uncertainties regarding the original implementation deadline and scope. These proposed changes are currently under negotiation and require approval from the European Parliament and EU member states. As a result, the exact timeline for compliance with the Corporate Sustainability Reporting Directive remains uncertain. We are actively monitoring these developments to ensure timely compliance with any new requirements. In March 2024, the SEC issued a ruling requiring disclosure of climate-related risk; however, in April the SEC stayed the rule pending the resolution of lawsuits challenging its validity and the current US presidential administration and SEC leadership have expressed opposition to the rule, putting its future in doubt. The State of California has enacted laws requiring disclosure of climate-related risks and GHG emissions and we expect additional jurisdictions to adopt regulatory disclosure requirements related to climate risks and opportunities disclosures, GHG emissions and other ESG metrics in the foreseeable future.
ICL Group Limited 97

Physical impacts related to climate change may also have significant effects on industries and the economy. These impacts may include extreme heat, extended drought durations altering water availability and quality, changes to sea level and temperature, increases in the frequencies and intensities of storms and extreme convective events which could also result in damage to facilities or equipment. The impacts may also encompass changes in the availability of natural resources, leading to the disruption of supply chains. These physical risks have the potential to financially disrupt operations through increased costs and business interruptions, upstream raw material supply and downstream distribution. For example, a few of our Israeli facilities, including our sites at the Dead Sea, are located in an area that has been impacted by floods in the past, which led to the initiation of a major flood protection response by ICL. Physical risk can also occur when transport barges are unable to operate on key waterways. Such events have occurred along the Rhine River where, in recent years, summer water levels have impeded the transport of raw materials. For further information, see “Item 3 - Key Information— D. Risk Factors”.

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

For example, with respect to climate mitigation, we have created a dedicated global and multidisciplinary Battery Materials (BM) Unit to focus on maximizing the opportunity of energy storage needed to support the renewable energy market. As a world-leading minerals producer, ICL has access to bromine, phosphates, and high purity phosphoric acid for energy storage. ICL is planning to build the first large-scale commercial lithium iron phosphate (LFP) facility in the US, which is expected to be operational in the coming years. In addition, ICL has signed a strategic agreement with Shenzhen Dynanonic Co., Ltd. intended to establish lithium iron phosphate (LFP) cathode active material (CAM) production in Europe. [Opportunities: Products & Services].

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
ICL Group Limited 98

With its low carbon footprint, Polysulphate® is a fertilizer that could help farmers reach their industry or national carbon targets. We also produce Control Release Fertilizers (CRF) that are highly efficient during their use phase by reducing carbon intensity.

Among the key strategies to achieve a low carbon future is the transition from linear economic models to circular ones with reduced material consumption and waste generation. We are working on multiple products and development opportunities to be in line with Circular Economy principles. In addition to ICL’s Fibagro Advance, our peat alternative growing media that is based on waste from the wood industry, PuraLoop®, an innovative phosphorus fertilizer manufactured from reacting 100% SSA (sewage sludge ash), has been recognized for its contribution to advancing Circular Economy. For more information, see Circular Economy.

To recognize the importance of research and development (R&D) for our sector, ICL owns multiple patents in various countries. We describe our strategic research along with our development and innovation activities as they relate to climate change in the R&D section below.

Shaping Future Strategy

ICL's approach is designed to complement and augment ICL’s existing climate strategy and associated risk management. We have applied a forward-looking scenario analysis to identify physical and transitional climate related risks and opportunities that could have a material financial impact on our business over the 2030, 2040 and 2050 timeframes.

These risks were identified over various timeframes and will be monitored, evaluated and updated as necessary. Time horizons include short-term (0-3 years), medium-term (3-10 years) and long- term (10+ years) time frames. These time horizons are closely aligned with ICL’s strategic and financial planning processes, supporting the achievement of short-term climate-related targets, our 2030 commitments for GHG emissions reduction, and the longer-term goal of achieving net-zero emissions by 2050.

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

Since then, we have consistently progressed in our efforts to better understand the potential impact and appropriate measures to reduce climate-related risks and capture opportunities for the Company, as well as to further enhance our climate-related disclosures. This year we continued the ‘top-down’ approach undertaken in earlier years, in line with our approach to assess risks and opportunities. We further utilize our financial stress tests to evaluate the possible impact of various climate scenarios. We integrated climate-related risks into our formal ERM processes and applied a ‘bottom-up’ approach to climate-related risk and opportunity identification and verification, ensuring that awareness of climate-related issues is raised across all our segments, business units, sites and geographic locations. For further information regarding our risk identification and management, see the Risk Management section below.

ICL Group Limited 99

Climate risk analysis at ICL

ICL's climate risk assessment utilizes scenario analysis to evaluate potential physical and transition risks across short-, medium-, and long-term timeframes (2030, 2040, and 2050). A combination of climate scenarios from the Intergovernmental Panel on Climate Change (IPCC) and transition pathways such as International Energy Agency (IEA) and Network for Greening the Financial System (NGFS) frameworks are used to analyze the evolution of climate and socio-economic parameters, providing insights into potential future uncertainties and opportunities.

For physical risks, the analysis is grounded in IPCC scenarios SSP1-2.6, SSP2-4.5, and SSP5-8.5, which represent low, medium, and high emissions pathways. These scenarios explore the potential impacts of different global warming trajectories, reflecting a range of possible futures:

•	Scenario SSP1-2.6 reflects a future where physical risks, such as extreme weather events and long-term temperature increases, are minimized compared to other higher emissions scenarios.

•	Scenario SSP2-4.5 addresses moderate physical risks, such as the increased frequency and severity of heatwaves, storms, and droughts in the long run.

•
Scenario SSP5-8.5 assumes a business-as-usual trajectory with limited global mitigation efforts. It reflects severe physical risks in the long term, including frequent extreme weather events, rising sea levels, and significant ecosystem disruptions. This scenario highlights the need for robust resilience planning to mitigate catastrophic impacts on operations, infrastructure, and supply chains.

For transition risks and opportunities, ICL utilizes six scenarios from two main frameworks: the International Energy Agency (IEA) and the Network for Greening the Financial System (NGFS). Scenarios used are Net Zero 2050 (IEA, NGFS) that suppose the achievement of global carbon neutrality and strong transition, STEPS (IEA) and Below 2°C (NGFS) that represent pathways to limiting global warming, as well as APS (IEA) and Nationally Determined Contributions (NGFS) that evaluate the implications of current pledges and commitments.

ICL's scenario selection reflects a strategic approach to explore a wide range of risks and opportunities. The chosen scenarios provide coverage by representing a spectrum of potential developments, enabling the organization to prepare for both low-probability and high-impact events, such as extreme physical risks under SSP5-8.5, and more gradual transitions. By examining the interplay between physical and transition risks, ICL identifies vulnerabilities and dependencies, such as the influence of regulatory shifts in carbon pricing on operational costs under various scenarios. The combination of quantitative data-driven modeling and qualitative expert-based assessments ensures a scenario analysis that addresses both types of measurable risks, including CAPEX and OPEX, and less quantifiable factors, such as reputation and policy shifts.

Since 2021, we have enhanced our methodology for assessing climate risks. The initial high-level analysis aligned with TCFD methodology recommendations laid the groundwork for more detailed assessments. We later introduced a bottom-up approach to identify site-specific vulnerabilities across global production sites, with the aim of identifying asset-specific vulnerability and comparability to prior years assessments. In addition, full coverage of ICL’s assets (including warehouses, offices, and R&D facilities) and operational activities (including production, manufacturing and plant) were included in the analysis. In 2024, we extended our climate risk assessment to cover additional aspects of our value chains, incorporating additional assessment of our key suppliers’ exposure to physical climate risks under different climate scenarios. To enhance preparedness, we conducted capacity-building activities and climate risk awareness training and education sessions, in parallel with the risk identification and validation process.
ICL Group Limited 100

For the purposes of our reporting, results reflect the impact on most material assets across the geographies where we operate. The bottom-up assessment included material implications that impacted key operational aspects, including EHS, infrastructure, workforce, production, raw materials and products. To enhance preparedness, we conducted capacity-building activities and climate risk awareness training and education sessions, in parallel with the risk identification phase. Climate-related physical risks may be expected to occur under all scenarios but are more likely to be material under the high carbon scenario - IPCC SSP5-8.5. Our efforts also included integrated evaluations of direct and indirect carbon costs along ICL’s value chain, opportunities to mitigate emissions through technology, and alignment with our targets for greenhouse gas emissions reductions.

X. 1. Physical risk analysis

X.1.1 Physical risk analysis on ICL’s own operations

Physical risk analysis on ICL’s operations is conducted in a two-phased process: an exposure analysis, that allows identification of sites that are in highly exposed locations and a vulnerability analysis, that allows translation of the exposure to climate hazards into business impacts through the quantification of risk impacts (CAPEX losses, business interruptions).

Table 1 identifies the levels of exposure to potential physical risks that may affect the regions in which we operate, including heat stress, flood (pluvial, fluvial, tidal), water stress, storms and convective events (such as tornadoes), wildfires and tropical cyclones in the short to mid (2030) and long (2050) terms. Climate scenarios are not intended to represent a full description of the future, but rather to highlight central elements of a possible future and may differ over time. Any variation compared to the prior year assessment is due to updates of financial figures at asset level as well as refinement towards a standardized approach to risk likelihood ratings across all regions. These changes ensure a more consistent and comparable evaluation of risk, while maintaining alignment with our overall risk appetite.

ICL Group Limited 101

Table 1: Physical risks by region under all considered scenarios over the short – mid (2030) and long-term (2050) time frames.

The risk level at a certain time horizon is defined using risk likelihood and magnitude. In 2024, we enhanced our likelihood rating methodology by harmonizing the likelihood rating across our geographies and increasing comparability of the risk assessment. This induced a variance in our final risk ratings but insured a more comparable risk assessment across our geographies, while minor changes in impacts were observed (only related to our sites’ financial values) climate indicators were used for the analysis and were classified on a scale from 1 to 5 and embedded in our ERM processes.

Likelihood table for physical risks assessment (average likelihood across a geography):

ICL Group Limited 102

Impact:

The magnitude of the risk is represented by a score between 1 and 5 aligned with ICL’s risk appetite using climate model vulnerability output that accounts for both local climate specificities based on the Köppen Geiger climate classification, and the potential resulting damage caused to the site (destruction of site, equipment, stocks, business interruption). Exposure to climate risk identifies assets located in hazard-prone areas, but does not include resilience measures, such as desalination for water security or flood-resistant infrastructure. These factors are instead accounted for in the vulnerability assessment and the quantification of residual risk, which consider adaptive capacity, preparedness, and mitigation efforts to provide a more complete understanding of overall risk, calculated in accordance with risk evaluation best practice.

The following is an impact table for physical risk assessment (The measure represents the most likely impact that would occur if the stated risk materialized):

Considerations and outcomes of Physical Risk Assessment

Heat Stress risk

Heat stress risk is measured by counting the days each year that surpass specific heat thresholds under future climate scenarios, accounting not only for temperature levels but also humidity patterns and wind speeds. The financial impacts of heat stress are based on additional impacts compared to the historical period, i.e. the changes of heat stress compared to the historical impacts on productivity that are considered integral to current revenue. Residual risk accounts for resilience factors and measures in place such as investments in cooling machinery, specific equipment (e.g. cooling vests), water cooling and extreme heat management work protocols. The financial impact of heat increases due to the progressive increase in the number of days that heat stress and temperature rise, in most regions, between 2030 and 2050 across the majority of the warming scenarios considered. ICL closely monitors changes and or developments in the risk environment over time to ensure its employees’ safety, process efficiency and continuity in the regions most exposed to heat.

ICL Group Limited 103

Flood risk

The risk related to flooding is calculated as the maximum impact of Pluvial, Fluvial and Tidal flooding events within a 100-year return period. Financial impact from flooding is assessed in terms of direct impact on potential damage to assets, stock and machinery losses due to major flooding, as well as indirect impact on business interruptions (rehabilitation, cleaning and reconstruction). Flooding models account for defenses and topographic specificities, as well as ICL’s adaptation measures. These measures include flood preparation measures at the Sdom site, creating multiple defense layers to divert floodwaters and protect core facilities from a 500-year flood event, ensuring protection against any recurring or more frequent events. This includes constructing dams, elevating roads and dykes, installing emergency gates, and implementing warning systems to monitor and forecast weather changes. These defenses, completed in previous years, have significantly reduced the potential magnitude of damage to production sites and raw material supplies during severe weather events. Additionally, ICL has secured annual insurance coverage to protect against natural disasters, including floods, further enhancing its financial resilience.

Water Stress

At ICL, we recognize the critical importance of understanding and managing water stress to ensure the sustainability of our operations and the communities we serve. To comprehensively assess our exposure and vulnerability to water stress across our global sites, we have adopted Water Risk Atlas global indicators that assess water stress as a ratio of total water withdrawals to available renewable water resources (without incorporating risk adaptation measures). This year we further focused on operational sites that use freshwater derived from groundwater, and we adjusted our likelihood assessment method by defining climate indicators based on the harmonizing likelihood consistent across geographies. For these sites, we analyze both the potential impact of water stress conditions on a business interruption and water caps, and the impact on an increasing water stress level on water costs. Notable increases in water costs were observed in recent years, driven by factors such as infrastructure investments including desalination projects, regulatory changes, and the need to address environmental challenges. Furthermore, costs may increase as a local country incentivizes the use of water resources efficiently and limits consumption to reduce vulnerability and dependance on groundwater resources.

We handle water risk model outputs with care, focusing on observed impacts at our sites through annual risk validation. While global water risk analysis tools offer a useful framework for broad assessments, they can have limitations, as their data, at a catchment or sub-basin level, may overlook localized water stress at specific industrial sites. Additionally, the indicators reflect both water supply changes from climate factors and shifting demand under varying socioeconomic and environmental scenarios. For example, water stress is a particular focus of ICL’s Israel operations. It is also mitigated by the Israeli government by developing non-conventional water sources such as treated wastewater and desalination. As a result, our risk assessment in Israel decreased to low and medium for the corresponding time horizons.

Wildfire risk

The risk related to wildfire is determined based on the length and the intensity of the Forest Fire Risk Index (FFRI) that relies on measures of temperature variability, drought parameters and wind speed considerations. Landcover and vegetation surrounding assets are also considered in the models assessing the vulnerability to fires. The financial impact of fires is assessed in terms of direct impact on asset destruction, stock and machinery losses due to fire events, as well as indirect impacts on business interruptions (rehabilitation, cleaning and reconstruction).
ICL Group Limited 104

Tropical Cyclone risk

The risk related to Tropical Cyclones relies on one-minute sustained wind speeds for tropical cyclone events with a return period of 40 years. As such, these events have a low probability of occurrence and are by default high magnitude events. The financial impacts are based on damage functions that translate the corresponding wind speeds to asset damage and account for the adaptative measures and controls in place such as annual maintenance of infrastructure (regular checks of roofs and structures), and water drainage systems. In contrast to temperature-related hazards, in some locations, tropical cyclones may have higher magnitude levels in lower emission scenarios such as SSP1-26.

Storm risks

The risk related to storms is determined by a measure of the atmospheric instability leading to convective events such as thunderstorms and tornadoes, as well as wind gust speeds to account for more punctual extreme wind events. The financial impact of wind gusts and convective events is assessed in terms of direct impact on asset destruction, stock and machinery losses due to high wind speeds, as well as indirect impacts on business interruptions (rehabilitation, cleaning and reconstruction). Considering ICL’s adaptation measures and controls in place, the residual annualized risk is medium, across all scenarios and time horizons, except for the long run under scenario SSP5-85, where higher temperature levels drive more exposure to tornado events for North American assets.

X.1.2 Physical risks analysis on ICL’s value chain

This year, the climate risk analysis was extended to incorporate additional assessment of our key suppliers’ exposure to physical climate risks under different climate scenarios.

The climate risk assessment was conducted through a structured and systematic approach in coherence with the climate models used for our own operations risk analysis, encompassing both qualitative and quantitative analyses. The assessment was conducted across our key suppliers and raw materials. The exposure analyzes was conducted to assess the risks posed by climate change across the three climate scenarios defined in the previous sections: SSP1-26, SSP2-45, SSP5-85. This involved evaluating the current and future exposure of each location to various climate risks, such as extreme weather events, temperature changes, flooding events, water stress and wildfires across multiple time horizons (2030, 2040, 2050). As a part of the risk analysis relevant adaptation and mitigation actions was considered to complete the vulnerability analysis.

The assessment allowed us to identify our most exposed suppliers’ production sites that require targeted risk mitigation strategies and further discussions with suppliers. It also provided insights into the future evolution of climate risks and their potential impact on supply chain resilience as well as the analysis of the inherent financial exposure associated with climate risks. By proactively addressing these risks, ICL is better positioned to enhance the resilience of its supply chain to climate change and ensure the continuity of its operations in the face of evolving climate challenges.

ICL Group Limited 105

X.2 Risks and opportunities in a transitioning economy

As the global economy shifts towards a more sustainable and lower-carbon future, ICL is navigating through a landscape of evolving regulatory, market, and technological changes that create new opportunities and risks related to this transition. These are driven by the evolution of emission quotas and trading mechanisms, internal and cross-border taxes on carbon emissions and product carbon footprints, climate-related mitigation and reputational consequences, competition from new low-carbon technologies and emphasis on operational and logistic efficiencies.

For transition risks, both direct and indirect impacts of carbon pricing mechanisms were addressed in our scenario-specific risk analysis, covering the entire value chain. For opportunities in a transitioning economy, an analysis of the impact of climate change evolution towards the increased demand for less emissive fertilizer products was performed.

Since 2021, we have enhanced our methodology for assessing climate risks. Our initial high-level analysis, aligned with TCFD methodology recommendations, laid the foundation for more detailed assessments, in later years the analysis was updated to a full coverage of our business segments, while most material potential risks and opportunities were assessed and quantified through specific climate scenarios and dedicated impact models. This year we further updated our climate risk assessment, using the latest releases for carbon price projections from the International Energy Agency (IEA) and the Network for Greening the Financial System (NGFS), covering potential impacts from 2025 to 2050. The new Israeli carbon tax was also incorporated into the models, with adjustments made to reflect the updated Israeli carbon prices. Moreover, as part of our transition opportunities analysis, we conducted a scenario analysis to explore potential trends in a selection of key agronomic indicators and their possible influence on the demand of our specialty products, providing an indicative scenario-based opportunity assessment.

These enhancements provide a more comprehensive and up-to-date understanding of ICL’s transition-related risks and opportunities, enabling the Company to strategically navigate the evolving landscape and to capitalize on emerging opportunities.

ICL Group Limited 106

X.2.2 Climate Transition risks

Utilizing plausible scenario modeling, we have identified potentially impactful transition risks and opportunities for the short, medium and long-term which are presented in Table 2 below.

Table 2*: Examples of climate-related transition risks and opportunities for ICL.

Transition risks	Horizon and potential impact	Description	ICL’s response
Policy & legal Carbon pricing mechanisms	Time horizons: Short, Medium and Long Potential impact: Medium to high, particularly within 2050-time horizon and ambitious transition scenarios
Stricter environmental regulations may impose additional compliance costs and operational constraints:

Regulatory developments in countries or jurisdictions where we operate, exposure to carbon trading schemes, cross-border tax and adjustment mechanisms, increases in existing carbon pricing, and carbon taxes on energy and other supplies are expected to lead to increased costs for ICL. Since carbon pricing mechanisms are still in development in most areas globally, it is expected that the risk exposure will increase over time.

In recent years, we have undertaken proactive measures to reduce our carbon footprint as part of our decarbonization roadmap that includes increasing energy efficiency and transitioning to lower carbon energy sources. We have already achieved a 25.3% (vs 2018 base year) reduction in Scope 1-2.
Consequently, we are actively improving our understanding of our GHG emissions' impacts and are actively striving to reduce GHG emissions throughout our value chain enabling us to reduce our exposure to carbon pricing risks.

This year we further updated our climate risk assessment, using the latest releases for carbon price projections, on both our direct (Scope 1 & 2) and indirect (Scope 3) emissions, covering potential impacts from 2025 to 2050. The new Israeli carbon tax was also incorporated into the models, with adjustments made to reflect the updated Israeli carbon prices.

The analysis outputs will improve our financial preparedness and planning and foster strategic decision-making to mitigate risks linked with carbon pricing transitions.

Reputation Increased stakeholders concern regarding environmental performance	Time horizons: Medium Potential impact: Medium to high, in all scenarios
There has been an increased focus, including from investors, the public, and governmental and non-governmental authorities, regarding environmental, social and governance (ESG) matters, including with respect to climate change and GHG emissions. As ICL operates in a carbon intensive sector, increased stakeholder concerns and expectations regarding operational and product -related environmental performance could have an impact on our reputation (preference for our products or investor confidence).

ICL’s commitment to ambitious climate targets is aligned with the Paris Agreement. Therefore, in recent years we have undertaken proactive measures to reduce our carbon footprint and actively improved our understanding of our GHG emissions (Scope 1-2-3), coupled with developing low-carbon products and services, raising awareness and creating the proper governance structure to support climate related risks and opportunities, as well as increasing transparency throughout our public disclosure and reports.

ICL Group Limited 107

Transition risks	Horizon and potential impact	Description	ICL’s response
Financial Financial Climate Alignment	Time horizons: Medium Potential impact: Medium
Investors are increasingly prioritizing climate-related risks in their portfolios. Companies that fail to align with low-carbon objectives face reduced access to capital or higher financing costs. This pressure is driven by external trends in sustainable investing and internal shifts in financial institutions’ policies, which require greater transparency and climate alignment.

Sustainable finance plays an important role in enabling ICL’s transition to a low-carbon and environmentally sustainable economy. Our global finance teams are integrating ESG KPIs and GHG reduction targets into financial reporting and planning, building the data infrastructure to support decision-making and enhancing ESG performance transparency with robust financial metrics, creating resilience for short, medium, and long-term horizons. With this infrastructure in place, ICL is well-positioned to leverage financial opportunities to advance its sustainability agenda, as demonstrated over the past several years. ICL has integrated sustainability targets into its financial operations, securing a €250 million sustainability-linked loan and a $1.55 billion sustainability-linked revolving credit facility, which included targets for a reduction in absolute Scope 1 & 2 GHG emissions and additional sustainability related KPIs. For more information see Strategy – Financial Planning.

Technology Requirements for clean energy	Time horizons: Short to Medium Potential impact: Low in all scenarios
We acknowledge that our sector relies heavily on energy, and as global demand shifts towards greener sources of energy, there is a heightened need to invest in renewable energy procurement. Both external policies and internal targets drive this imperative. However, transitioning to alternative energy sources may result in increased operational costs.

ICL recognizes the necessity of sustainable energy practices. By entering long term renewable Power Purchase Agreements (PPAs) and utilizing energy attributes certificates (EACs), we will reduce our Scope 2 emissions, mitigating energy transition risks and strengthening our portfolio to increase operational resilience.

Technology The ability to Implement direct operational reduction measures	Time horizons: Medium to Long Potential impact: High in all scenarios
Increasing global pressures to reduce GHG emissions highlights the necessity for companies to upgrade their infrastructure, ensuring adherence to environmental standards and energy efficiency goals. This could result in increased costs to upgrade and improve our infrastructure, including due to energy efficiencies and optimization of production processes, to reduce our direct Scope 1 emissions.

ICL has already initiated a process of addressing this risk by deploying a team of experts internally (our ACE program) which focuses on identifying initiatives to reduce Scope 1 emissions through, among others, energy efficiency measures at various ICL sites. In addition, following our commitment to establish science -based emission reduction targets, we are exploring the possibility of green electricity production and storage at our primary locations, aligning with our long-term sustainability goals. For further information, please see "Energy" below.

Markets Reduced demand due to chronic changes in weather patterns	Time horizons: Medium to Long Potential impact: Medium
An increase in the temperature and volatile precipitation, chronic changes in regional climates which can result in shifts in the average growing season, growing conditions and crop mix, may result in reduced demand for commodity fertilizers.

ICL is actively monitoring market trends and weather-related agricultural growing conditions in response to climate change, while also employing scenario-based models to assess longer terms potential impacts. We believe our diverse products and services portfolio, which supports precision agriculture and other products that contribute to plant resilience, will better support farmers in a changing environment.

* For more information with regard to ICL’s climate-related risk factors please see Item 3-D Risk factors - climate change and natural disasters, impacts of climate-related transition risks, including current and future laws and regulations.
ICL Group Limited 108

The impacts and materiality of transition risks for ICL are highly dependent on the scenarios used in the analysis. In higher transition scenarios, such as the Net Zero pathways, the expected transition risks are significantly higher. This is due to the supposed rapid pace of regulatory changes and shifting consumption habits aimed at achieving stringent decarbonization targets. Conversely, in more delayed transition scenarios, the time horizons and resulting risk impacts are reduced compared to higher transition pathways. This variability underscores the importance of scenario analysis in understanding the potential range of transition risks and their implications.

ICL operates in multiple geographic locations that have, or are in the process of implementing, Emission Trading Schemes (ETS) or carbon taxes, as well as applicable Carbon Boarder Adjustment Mechanisms (CBAM) which may impact direct and indirect carbon costs. As part of our analysis, exposure and vulnerability to transition risks for direct (Scope 1 and 2) and indirect (Scope 3) emissions were examined. For the exposure analysis, carbon prices across 6 scenarios (IEA: STEPS, APS, Net Zero and NGFS: Below 2˚C, NDCs, Net Zero) were considered while vulnerability was determined based on projected emissions (per scope) and either coverage rate at site (Scope 1 and 2) or pass-through rate by emission category (Scope 3). For our externally assured GHG emissions, see Metrics and Targets section below.

Impacts on direct emissions for ICL are based on defined trajectories at the site level with carbon prices varying from one scenario to another. The output indicates that carbon price impacts on direct emissions will likely increase under all scenarios in the specified time frames, as well as evolve over time, as the coverage rates increase for other sites/regions.

In the current scope of indirect emissions, we included relevant emissions categories where the impact is passed through to product suppliers and service providers. Purchased goods and services, end-of-life treatment of sold products and upstream transportation and distribution account for more than two thirds of emissions. In our analysis we also divided the indirect emissions in the relevant categories to differentiate coverage rates by scenario and time horizon. This assessment excluded the categories where impacts are passed on via mechanisms other than carbon prices (e.g. reduced demand). As seen with direct emissions, indirect emission impacts on carbon prices vary from one scenario to another. The output indicates that carbon price impacts on indirect emissions will likely increase under all scenarios in the specified timeframes, as well as evolve over time, as the indirect emission trajectories mature, and service providers and suppliers are exposed to more direct carbon pricing impacts.

We acknowledge that the application of a scenario analysis to climate related risk is a relatively new and rapidly evolving subject. As part of our voluntary climate related risk and opportunity disclosures program, we continue to enhance our analysis capabilities to reflect developments in modeling policy, emission pathways and wider stakeholder expectations. The outputs from our further scenario analysis activities, including carbon price trajectories, will be used to enhance ICL’s existing business planning processes. It will also be used as an engagement tool to strengthen our understanding of climate related risks and opportunities, in particular, for opportunity analysis, as scenario-based assessments are a developing practice intended to explore possible futures rather than predict market developments. As this topic remains under continuous refinement, we recognize the inherent uncertainties in such analysis and will continue to adapt our approach by integrating the latest scientific research and market insights, ensuring alignment with emerging climate-related trends and evolving stakeholder expectations. The accuracy of the analysis depends on developments beyond our control, including the development and commercial adoption of technologies, market trends and supportive governmental policies, and there can be no assurance that these opportunities will be realized.

ICL Group Limited 109

X.2.3 Transition opportunities

At ICL, we acknowledge that a transitioning global economy not only presents risks to monitor and mitigate but also possibilities to exploit climate related opportunities. The identification of these opportunities aims to adapt our business to be in line with a changing world. This proactive approach not only aligns with global environmental goals but also enhances the Company's competitiveness in emerging markets driven by climate change. The opportunities we face vary depending on the specific transition scenario assessed. The importance and materiality of these opportunities are highlighted in the table below.

Table 4 – Transition opportunities for ICL:

Transition opportunities	Horizon and potential impact	Description	ICL’s response
Markets Increased market demand for sustainable solutions	Time horizon: Medium to Long Potential impact: Medium to High in all scenarios due to changing climate and evolving regulations
We anticipate several market opportunities arising from sustainable novel solutions and shifts in the markets driven by climate change which could lead to increased revenue. These new solutions will also broaden ICL's outlook on new low carbon markets, enhancing our potential for growth and market penetration.

As a global specialty minerals company, we are actively exploring new market opportunities for sustainable solutions. Our downstream scenario analysis identified significant potential in several major global markets for specialty and low-carbon fertilizers, driven by the impact of climate change scenarios on agricultural yields. Projections for 2030 and 2050 indicated increasing demand due to climate change-induced shifts in agricultural needs. This analysis was enhanced by incorporating the assessment of climate scenarios' impact on the transition from conventional fertilizers to specialty products. More-over, the rising demand for electricity storage solutions aligns well with our expanding product portfolio. These emerging opportunities enable us to expand our market presence and support revenue growth.

Products & Services Improved product offerings	Time horizon: Medium Potential impact: High
We anticipate an increase in consumer demand for products and services that support climate-change mitigation and adaptation, including specialty fertilizers and energy storage solutions, which is expected to propel revenue growth.

Our products and services cater to the emerging needs of climate-change mitigation and adaptation. Our product portfolio features among others, highly effective specialty fertilizers that facilitate optimal nutrient release, enabling growers worldwide to reduce their fertilizer usage while simultaneously achieving higher quality crops and yields with lower environmental impacts. ICL’s CRFs and bio-stimulants support plant nutrition and minimize N2O emission in the use phase, reducing GHG emissions and supporting climate change mitigation. ICL's expansion in the AgroTech sector is also expected to improve farming techniques and increase yields with lower environmental impact. Furthermore, climate-change mitigation requires a transition to alternative energy sources. These, in turn, require energy storage solutions to become mainstream. Therefore, we anticipate an increase in demand for Energy Storage Solutions (ESS), a necessary step in the transition to renewable energy. Energy storage is a potentially significant source of growth for our phosphate -based and bromine-based specialty products. Therefore, our focus is on adding such solutions to our product portfolio, for example, by utilizing phosphate raw materials to produce Lithium Iron Phosphate (LFP). For further information about our sustainable solutions, see "Strategy – Products and Services" above.

ICL Group Limited 110

Transition opportunities	Horizon and potential impact	Description	ICL’s response
Resource Efficiency & Energy Sour Transition to Sustainable Energy Practices	Time horizon: Medium to Long Potential impact: High	Maximizing resource efficiency and transitioning to alternative energy sources present an opportunity for ICL.
ICL has dedicated teams and forums that focus on opportunities in energy efficiency. By prioritizing these initiatives, we anticipate a reduction in operational costs and our environmental footprint as renewable energy is projected to be more cost -effective (in part due to lower carbon taxes) compared to fossil fuels. Our strategy involves.

expanding our renewable energy mix and facilitating a shift towards heightened electrification across our operations. Furthermore, we continue our efforts to digitize and analyze site level Energy & GHG data which allows us to improve data quality and management. This supports our journey to become more resource efficient and to reduce our footprint. Looking ahead, we are exploring the possibility of green electricity production and storage at our primary locations, aligning with our long-term sustainability goals.

Resilience Future resilience	Time horizon: Medium to Long Potential impact: Medium
We believe that the resilience of our Company can be increased by implementing initiatives aimed at improving our efficiency, designing innovative production processes, developing new products and engaging in strategic procurement practices. These efforts will ensure that we maintain our competitive advantage and continue our preparations for a low-carbon future.

Our strategic approach to advance sustainable practices significantly contributes to our resilience. Our research, development and innovation efforts focus on solutions that aim to align with the UN SDGs. For more information about our sustainable solutions, see Strategy – Investment in R&D. This, in turn, provides us with a long-term vision to pursue major market opportunities, including innovative climate-resilient solutions that enhance business resilience. For more information about our sustainable solutions, see Strategy – Products and Services.

In addition, continued innovative practices and improvements in production efficiency increase the resilience of our operations. For more information about our operations, see Strategy – Operations. Integrated into our strategy is the focus of our value chain, with both supply chain and sustainable procurement being in scope. For more information about our supply chain and sustainable procurement, see Strategy – Supply Chain and Strategy – Sustainable Procurement.

Additionally, enhanced access to green financing resulting from a reduced Company-wide carbon footprint and clear sustainability strategy unlocks additional resources that further bolster our resilience. For more information, see Strategy –Finance Planning.

ICL Group Limited 111

As part of our transition opportunities analysis, we conducted a scenario analysis to explore the potential evolution of a selection of key agronomic indicators, including agricultural and hydrological drought indexes, growing high degree days, and precipitation patterns across various climate scenarios. Using heatmaps, we identified regions where climate-driven shifts in agronomic conditions may influence input needs. Given that some of our specialty products—such as advanced fertilizers and bio stimulants—may help mitigate climate-related risks by increasing crop resilience. This analysis enabled us to conceptually map specific products to the climate change challenge they may address. By linking specialty solutions to emerging climate challenges, we explored the potential impact of climate scenarios on the potential adoption of these solutions, and how likely such adoption can accelerate in response to changing conditions. This insights strengthen our ability to provide support with tailored solutions, ensuring better resilience during evolving climate conditions.

We acknowledge that the application of a scenario analysis to climate related risks is a relatively new and rapidly evolving subject. As part of our voluntary climate related risk and opportunity disclosure program, we continue to enhance our analysis capabilities to reflect developments in modeling policy, emission pathways and wider stakeholder expectations. The outputs from our further scenario analysis activities, including carbon price trajectories, will be used to enhance ICL’s existing business planning processes. It will also be used as an engagement tool to strengthen our understanding of climate related risks and opportunities. In particular, for opportunity analysis, scenario-based assessments are a developing practice intended to explore possible futures rather than predict market developments. As this topic remains under continuous refinement, we recognize the inherent uncertainties in such analyzes and will continue to adapt our approach by integrating the latest scientific research and market insights, ensuring alignment with emerging climate-related trends and evolving stakeholder expectations.

Risk Management

At ICL, Enterprise Risk Management (ERM) is ingrained in our corporate DNA and is an essential framework to anticipate and navigate uncertainty, risk and opportunity. Acknowledging risk's inherent nature in all activities, we prioritize robust risk management as a fundamental element of good corporate governance. A successful risk management mechanism helps us meet our goals, enhances our decision-making processes, ensures our robust compliance with regulation and internal policies and provides assurance regarding control effectiveness.

We recognize the impact of climate change throughout our main processes, and we are aligning our responses and actions to meet the accelerating pace of climate change. As part of this understanding, we have timely embedded climate-risk assessment into our global ERM procedures.

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

Identifying climate-related risks was accomplished by conducting interviews with key personnel, as well as evaluating climate benchmarks and external information on material risks to the industry. This also included implementation of financial stress-test models on multiple climate scenarios to evaluate potential financial impacts. All risks are categorized under a global unified ICL Risk Universe and are evaluated under a unified metrics scale. The risk description includes capturing possible sources of risk, areas of impact and potential consequences (in accordance with risk taxonomy). The risks are identified at several levels (corporate, business segments and operational sites) of the organization. Risk assessment involves applying a rating to a risk, taking into consideration the combination of impact (consequences of the risk materializing) and its likelihood, considering the effectiveness of existing controls.
ICL Group Limited 112

New risks can arise as a result of change within the organization or the occurrence of external factors. All employees and managers are responsible for contributing to identifying new and emerging risks as soon as practicable, while reporting and escalation is accomplished according to an ERM framework. In addition, we execute an enterprise risk assessment to identify new corporate level and business segment level risks at least every few years and update the Risk Appetite, Risk Register and Risk Universe accordingly.

Managing climate-related risks

One of the purposes of the ERM process is to prioritize and determine our response to mitigate a risk to an acceptable level. This includes identifying, mapping, recording and monitoring treatment actions. Risk treatment actions can have two objectives: reduce the impact (i.e. mitigate the impact of the event); or reduce the likelihood (i.e. prevent the event from occurring).

Risk Treatment (mitigation) actions can have two objectives: reduce the impact or reduce the likelihood. Possible risk treatment strategies include avoid (avoid the risk), mitigate, accept and transfer. Risk mitigation plans are developed for Tier 1 risks, and under specific circumstances, mitigation plans are also developed for Tier 2 risks.

Tier 1 Risks (High-Level/ Material Risks): The designated risk owners are required to develop a treatment plan aimed at mitigating the impact or likelihood of the risk. During the development of treatment plans for top risks, we take into consideration factors such as feasibility, cost effectiveness, required resources, and the timeline for completion. We ensure that any proposed treatment aligns with legal and governance requirements. The execution of plans is monitored for timeliness. We regularly reassess risk evaluations as an integral part of our monitoring routines, established in our Global Risk Policy. Tier 2 and Tier 3 Risks (Medium to Low-Level Risks): We established periodic processes to ensure that we capture significant changes in risk exposure, needing further examination. Monitoring and reviewing risks and treatment plans ensures that risks are managed efficiently and effectively. Therefore, these are monitored on a regular basis in accordance with ICL's ERM routines. For example, Tier 1 risks and mitigation plans are monitored by the executive management on a quarterly basis.

An effectively functioning oversight structure ensures that risk owners are designated on a timely basis, communication plans are both coherent and capably executed, sufficient resources are allocated to risk management, and that staffing and training practices are effective. It ensures that managers at all levels are active participants in the risk management process. We update our Enterprise Risk Management Framework & Policy annually. The updated policy is approved by the Risk-Management (RM) Committee and the Board’s Audit Committee. Changes in the policy are reviewed as part of an annual review process. As part of that review, the effectiveness and quality of policy implementation are examined and summarized, including challenges and improvements required.
ICL Group Limited 113

Metrics and Targets

Metrics

The GHG emissions reported below include all direct (“Scope 1”) and indirect energy-related (“Scope 2”) emissions of primary known greenhouse gases, including: CO₂, CH₄, N₂O and HFCs/HCFCs and SF₆. During the current reporting year, there was no consumption or emissions of PFCs or NF₃. Direct emissions include emissions from stationary and mobile fuel combustion, refrigerants, non-energy related process emissions and emissions from onsite wastewater treatment facilities. Indirect energy related emissions include the calculated emissions resulting from consumption of procured electricity, steam, heating and cooling.

The table below presents our greenhouse gas emissions for the years 2024 and 2018 (the baseline year). We have followed the World Business Council for Sustainable Development (WBCSD)/World Resource Institute's (WRI): "GHG Protocol Corporate Accounting and Reporting Standard" (2004, as updated January 2015); and “GHG Protocol Scope 2 Guidance” (2015), utilizing the operational control approach to set organizational boundaries, in addition to ISO 14064 standard methodologies. An independent assurance process was performed, which included Limited Assurance of ICL’s 2024 Total Scope 1 and Total Scope 2 (marked-based and location-based) GHG emissions, in accordance with the International Standard on Assurance Engagements ISAE 3000 (Revised) ‘Assurance Engagements other than Audits or Reviews of Historical Financial Information’.

Scope 1 & 2 GHG emissions

		Year 2024 (2)(3)	Year 2023	Year 2022	Year 2018 (1)	2024 VS 2018
Scope 1	Tonnes CO2e (thousands)	2,131	2,102	2,126	2,220	(4.0%)
Scope 2 Market-based	Tonnes CO2e (thousands)	65	186	281	720	(90.9%)
Total scope 1+2 GHG emission	Tonnes CO2e (thousands)	2,196	2,288	2,407	2,940	(25.3%)

(1)	2018 is the baseline year for ICL’s decarbonization roadmap.

(2)	On a “same site basis” (excluding facilities acquired in Brazil during 2021), 2024 Scope 1 and Scope 2 (market-based) emissions were 2,114 and 65 thousand tonnes CO2e, respectively.

(3)	2024 independent assurance process was performed in accordance with the International Standard on Assurance Engagements ISAE 3000 (Revised)

ICL Group Limited 114

*Greenhouse Gas Emissions - Scope 1 and 2 emissions, in thousands of CO2e tonnes.

The 25.3% reduction in emissions was achieved over the period of 2018 to 2024 through multiple actions, including commissioning our Sodom CHP (Combined Heat and Power) plant, implementing energy efficiency measures and utilizing waste heat in several facilities globally, decommissioning fossil fuel-based facilities, such as the PAMA oil shale power plant in Israel, and procuring renewable energy in Brazil, China, Europe, Israel and the US (this also Included long-term power purchase agreements with renewable energy suppliers). Sodom CHP supplies most of the electricity and steam consumed by ICL’s sites in Israel, with significantly lower carbon footprints. The electricity generated is not only far more carbon efficient than electricity supplied by the Israeli grid, but also more efficient than the previous oil-fired power plant and steam boilers it replaced for the production of steam as well as electricity.

Scope 3

ICL completed the process of measuring its Scope 3 emissions for the year 2023 in accordance with current best practices while implementing state-of-the-art data management systems. The process was followed by an external assurance process, thus providing ICL with robust data infrastructure for further needs.

ICL's Scope 3, includes all upstream and downstream value chain emissions for primary known greenhouse gases, including CO2, CH4, and N2O, HFCs/HCFCs and SF6 for the year 2023 (1 January 2023 - 31 December 2023). The assessment utilizes an operational control approach to set organizational boundaries and applicable standard methodologies. An independent limited assurance engagement was performed in relation to material Scope 3 GHG emissions categories in accordance with ISO 14064-3: 2019 Greenhouse gases – Part 3: Specification with guidance for the verification and validation of greenhouse gas statements.

ICL Group Limited 115

RD&I

Our RD&I strategy identifies megatrends for future focus and considers the UN SDGs. Consequently, topics such as zero hunger (SDG 2), affordable and clean energy (SDG 7), responsible consumption and production (SDG 12), climate action (SDG 13) and SDG 15 (Life on Land) are key focus areas of our Company. ICL Open Innovation efforts focus on partnering with entrepreneurs, startups, and researchers to develop solutions in response to climate change. Areas of focus include next generation fertilization, food technology, E-mobility/sustainability, novel materials, Circular Economy, Industry 4.0 (manufacturing optimization) and digital agriculture.

We continue to invest in research and development activities to meet many of the challenges posed by climate change. These focus on climate-change mitigation, climate-change adaptation, sustainable water use, and a transition to a Circular Economy. Examples of the R&D in which ICL is currently engaged include:

•	Development of fertilizers with better nutrient-use efficiency and reduction of emissions.

•	Development of biological bio-stimulants that stimulate plant growth and provide resilience to various stress conditions.

•	Development of products that improve water use efficiency.

•	Investigating opportunities to integrate waste streams into our production processes, fostering a closed-loop Circular Economy and developing future sources for sustainable fertilizer products.

•
Including integration of secondary source Phosphate technologies (Circular Economy) for immediate use in our production facilities in Europe and development of future raw material sources for our fertilizer products, including a technology road map for recycling and recovery of phosphorous and nitrogen from secondary sources to transform our products into sustainable fertilizers.

•
Continued diversification and development of a product portfolio of meat substitutes: ICL and Plantible Foods have partnered to launch ROVITARIS® Binding Solution, a revolutionary clean label binding solution for plant-based meat and seafood applications that may replace most chemically processed binders.

•
Development of a Battery Materials portfolio that includes Lithium Iron Phosphate (LFP) cathode active material, brominated electrolytes and Phosphorus-based active salts for electrolytes for current generation and next-generation lithium-ion batteries (Energy Storage Solutions).

•
Our Business Development unit  has scouted more than 700 Food tech start-ups to identify disruptive technologies for ICL Phosphate Specialties. Following investments in Protera SAS and Plantible Foods Inc., ICL Planet Startup Hub invested in Arkeon GmbH, a start-up that converts CO2 into nutritious amino acids and sustainable protein. We continue to seek innovation partners who transform sustainable food systems.

•
Our Agmatix is pioneering the future of sustainable agriculture through advanced data and AI-driven solutions. By transforming agronomic and environmental data into actionable insights, Agmatix enhances crop yields, promotes sustainability, and strengthens crop resilience. Its innovative technology supports global efforts to combat climate change, drive responsible land use, and ensure food security.

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

ICL Group Limited 116

Targets

In 2020, we established a decarbonization roadmap to achieve net zero GHG emissions (Scope 1&2) by 2050. The near-term milestone is to reduce Scope 1 and 2 GHG emissions by 30% by 2030, compared to our 2018 emissions baseline. ICL’s 2024 Scope 1 & 2 emissions were 25.3% lower than our 2018 emissions and on course to meet the 2030 target successfully. ICL supports the global effort initiated by the Paris Agreement to reduce GHG emissions.

In 2022, ICL’s Board approved the submission of a declaration to the SBTi organization, wherein the Company will commit to setting a near-term, science-based target in accordance with the framework developed by the SBTi organization. The initiative drives ambitious climate action in the private sector by enabling organizations to set science-based emissions reduction targets. In March 2023, SBTi officially confirmed ICL’s commitment to develop near-term targets in accordance with the criteria and processes of the SBTi. We expect to submit our targets to SBTi for validation in March 2025, in line with the timeline criteria established by SBTi.

Following the declaration, we intend to complete the process of submitting our near-term targets to SBTi moving past a 30% reduction within the required time frame for SBTi's validation.

ICL has already implemented several measures included in its decarbonization roadmap, including:

•	Commissioning a high efficiency gas-fired combined heat and power (CHP) plant at our Sodom facility to supply ICL’s facilities in Israel, replacing older oil-fired power generation systems.

•
Transitioning to the procurement of renewably generated electricity across all ICL sites, beginning with the procurement of renewable electricity for ICL sites in Europe and expanding to sites in the US, Israel, China and Brazil.

•	Decommissioning our oil shale-based power generation at Rotem (Israel), in favor of a more efficient gas-fired power plant with significantly lower GHG emissions.

•	Recovering heat from various chemical reactions to produce zero emission power for utilization by ICL sites.

Other measures in our Decarbonization Roadmap for future implementation include:

•
Improved measurement of GHG emissions, including the increase of accessibility to site -level carbon metrics and analytics for our operational managers and management through digital dashboards for up-to-date reporting of emissions at site and product levels.

•	Eliminating or reducing process GHG emissions through changes to chemical processes and production lines.

•	Converting our remaining production facilities that utilize high -emitting fossil fuels to energy generated from natural gas, renewable sources and waste heat.

•
Increasing energy efficiency by phasing out inefficient production technologies, streamlining our production facilities, increasing the efficiency of our consumption of heat and steam, and recovering heat where possible.

•	Reducing the use of electricity for lighting and air conditioning by implementing more efficient technologies.

•	Installing solar photovoltaic (solar PV) electricity generation systems in all available and appropriate areas within the operational boundaries of our sites.

ICL Group Limited 117

•
Considering carbon pricing in product development, acquisitions and capital investment decision-making to raise internal awareness, promote better life cycle operating decisions, and better prepare our business for future emissions trading schemes.

•	Securing long-term renewable energy power purchase agreements (PPAs) to expand the share of renewables in ICL’s energy mix globally.

•	Expanding investments in Battery Materials, such as the lithium iron phosphate (LFP) cathode active material manufacturing plant in the US, supporting the transition to renewable energy.

•
Actively addressing Scope 3 emissions by assessing suppliers, fostering partnerships for education and emissions reduction, and optimizing logistics operations with alternative fuels, electric vehicles, and energy-efficient shipping.

•	Strengthening Circular Economy initiatives by maximizing the use of byproducts and waste heat in production processes to enhance energy efficiency.

Energy

Our energy strategy includes continuous emphasis on energy efficiency and process innovation, transition to zero and low emission sources, and electrification as an enabler for this approach.

Renewable Energy

As part of our focus and efforts to increase renewable energy in our energy mix, ICL has a cross-organizational team which consists of representatives from our Global Energy and Sustainability units and the Global Procurement Organization (GPO).

In alignment with our climate strategy, this team leads the efforts to procure electricity produced by renewable energy, as well as to install onsite renewable energy production at our facilities.

By the end of 2024, we initiated the installation of Photo-Voltaic (PV) systems at several of our sites in Israel, overcoming statutory challenges. Furthermore, we are advancing feasibility studies to expand our PV installations globally, building on feasibility studies we conducted across Europe and Israel in 2021 which we expanded to include our North American operations in 2022. Looking ahead, we plan to evaluate additional key sites, particularly in China in 2025. In addition, the Company has entered into long-term power purchase agreements with two Israeli companies for “green electricity”.

The initial implementation phase includes the installation of a high-voltage (HV) line, a substation, and a Battery Electric Storage System (BESS). while the supply of green electricity relies on third-party vendors.

The Front-End Engineering Design (FEED) phase commenced in 2024.

These efforts aim to significantly reduce greenhouse gas emissions at our Sodom site, aligning with our climate strategy as we progress toward a more sustainable future. For more information see our climate risk and opportunity disclosure.

ICL Group Limited 118

Natural Gas

Over the past decade, we implemented a strategic decision to replace heavy fossil fuels (fuel oil, kerosene, diesel and shale oil) that power our largest production plants in Israel with natural gas (NG). In addition, ICL Rotem has ceased to extract shale oil minerals and has begun to use a new natural gas-based steam boiler resulting in a reduction of our GHG emissions and other pollutants, such as Nox and PM. For more information regarding our natural gas agreements, see Note 18 to our Audited Financial Statements and "Item 3 – Key Information - D. Risk Factors".

The European Energy Efficiency Directive (EED)

In September 2023, the European Commission adopted the recast Energy Efficiency Directive (EU) 2023/1791, which became effective on October 10, 2023. This directive strengthens the EU's commitment to energy efficiency as a key pillar in combating climate change, supporting the broader objectives of reducing greenhouse gas emissions by 55% by 2030, and achieving climate neutrality by 2050.

The directive sets a legally binding target for reducing the EU's total energy consumption by 11.7% by 2030, based on the 2020 reference scenario. Each Member State is tasked with determining its indicative national contributions using criteria reflective of its energy profile and economic circumstances. In cases where the aggregated contributions fall short of the EU-wide target, the Commission will apply an Ambition Gap Mechanism to bridge the deficit.

To ensure progress, the directive mandates an increase in annual energy savings from the current 0.8% to 1.3% for the years 2024-2025, 1.5% for 2026-2027, and 1.9% from 2028 onward, averaging 1.49% for the 2024-2030 period.

The directive also expands energy audit obligations to include SMEs, where significant savings are possible, and mandates energy management systems for large industrial consumers. Public sector obligations are heightened, including a 1.9% annual reduction in energy consumption and a 3% renovation requirement for public buildings across all administrative levels.

Member States have been given until October 2025 to transpose these provisions into national law, aligning with the "Fit for 55" package and the REPowerEU strategy.

ICL Group Limited 119

Air Quality

Reducing air emissions is a key goal of our environmental strategy. We are taking actions to reduce air emissions by implementing energy efficiency and other emission prevention solutions, as well as transitioning to cleaner fuels. Our sites regularly monitor pollutant emissions to improve operational management practices.

Israel

In Israel, air emissions from major industrial operations are regulated by the Clean Air Law (hereinafter - the Law), which aims to improve air quality, preventing and reducing air pollution by implementing both prohibitions and obligations, to protect human health, quality of life, and the environment. The Law addresses emission sources (including all our production plants in Israel) and is intended to serve as a platform for implementing regulatory principles similar to those in the European Union (EU), specifically the principles of the IED (The Industrial Emissions Directive) adopted by the EU.

Our plants in Israel that are classified as Emission Source Subject to Licensing Requirements have received air emission permits. Any deviations from the conditions of these permits could result in shutdowns, administrative enforcement measures, or criminal liability. Additionally, certain restrictions on our operations and new requirements from the Ministry of Environmental Protection (MoEP) may impose significant capital investments on our Company. To comply with the emissions permits granted under the Law, we have made, and will continue to make, significant investments as necessary. As a result, some of ICL’s air emissions have decreased considerably.

•
DSW successfully completed the installation of the third and final particles reduction unit (WESP). DSM successfully implemented the second major particle emissions reduction unit, and the final third unit will be implemented and commence operation in 2025. Our other production sites in Israel are also increasing their efforts to reduce air emissions.

•
In January 2024, a new emission permit was issued to ICL Rotem under the Israeli Clean Air Act (hereinafter - the Law) valid until January 2031. ICL Rotem is implementing several significant emissions reduction projects as required in the permit, according to a multi-year plan. The Company is in active discussions with Israel’s Ministry of Environmental Protection (MoEP) to assure adherence to all stipulations outlined in the permit, including the conditions specified in an administrative order under Section 45 of the Law, and to achieve satisfactory resolutions to notable timeline execution challenges for a limited number of projects.

Europe

In Europe, emissions are regulated under the EU IED – Industrial Emission Directive, as well as regional and local regulations. Preventive measures are applied. These regulations are translated into national legislation. Emission limit values for relevant substances are included as part of the authority's approval. In addition, relevant emissions control is carried out by authority inspection using independent technical supervisory associations and by self-inspection. Relevant plants in the EU are subject to the European SEVESO directive which requires regular safety inspections and reports.

ICL Group Limited 120

Americas

Air emissions in the Americas are managed by operating permits issued by the relevant agency responsible for each individual site. In the US, air permits are issued under the authority of the US Environmental Protection Agency’s (EPA) Clean Air Act. In Brazil, air emissions are managed under the site’s operation license issued by the relevant state environmental agency. A new air pollution regulation is expected to come into force in the near future. Our sites in Brazil are taking the necessary steps to be in line with the upcoming requirements.

Water

We regard potable water as a high value natural resource and water conservation is an inherent part of our business culture. We expect potable water to become scarcer across the globe. As water scarcity becomes a pressing global issue due to climate change and other factors, we are facing greater and stricter regulation of water consumption and wastewater quality as well as an increase in water related costs. We also anticipate that we will need to invest in additional resources to enhance our water efficiency and wastewater quality at some of our plants.

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

Our production facilities globally have undertaken various water conservation projects, including use of brackish water and recycling of treated wastewater. We track water consumption at our facilities and promote water efficiency projects, particularly in relation to freshwater use.

In 2023, ICL’s Board approved an ICL Group Water Management Policy. The policy outlines our proactive approach and considerable efforts to enhance our water efficiency, reduce our impact on water sources, and advance innovative solutions for water usage and wastewater disposal challenges in the areas in which we operate. Regarding Board-level oversight, our CSC Committee is responsible, among other things, for ICL’s water management.

Regarding executive management level oversight, the Potash Division’s president and Head of Global EHS is responsible, among other things, for ICL’s overall water management.

For further information about water-related issues in Israel, see Note 18 to our Audited Financial Statements.

ICL Group Limited 121

By-products, Waste, Hazardous Waste and Wastewater

We track and manage our waste streams and take various steps to reduce waste. We identify and seek to maximize potential reuse and recycling of relevant waste streams, and are proactive in searching for Circular Economy opportunities. For further information, see the “Circular Economy” section above. During production processes at our facilities, industrial liquids and solid wastes are produced. Storage, transportation, reuse and disposal of waste are generally regulated by governmental authorities in the countries in which we operate. Wastewater quality and quantities must comply with local regulations and with permits at relevant sites. We strive to implement zero discharge policies where applicable. Various production sites have adapted their treatment systems to the standards applicable to them. We track and manage our waste streams, continuously taking steps to reduce waste and maximize reuse and recycling. Some of our sites are certified as zero-waste sites. Most of the waste is either treated internally or by external certified vendors.

Although we strive to minimize the risk of wastewater leakages and unexpected release of hazardous materials or solid waste, such incidents may still occur due to factors beyond our control. Difficulties in reuse or disposal of waste generated in our facilities could lead to production interruptions or stoppages, as well as significant costs. If we cannot effectively mitigate and reduce the exposure, our operations could be materially and adversely affected.

For further information, see “Item 3 - Key Information— D. Risk Factors“.

Israel

Liquid and solid waste, as well as other emissions, are regulated by multiple regulations. Our plants in Israel implement waste monitoring and other management measures. Each plant is required to inform the authorities regarding their amount of waste and treatment method for every waste stream under Israel’s PRTR (Pollutant Release and Transfer Register) regulation. Wastewater regulations, including effluent limits, are regulated by the MoEP, as well as partially by local authorities.

Pursuant to the conditions set by the MoEP in their Toxins Permits, relevant plants in Israel have conducted historical land contamination surveys which were submitted to the MoEP.

•
ICL Dead Sea (DSW) - Salt by-product is transferred to a reservoir at DSW’s site. DSW uses salt as infrastructure material in various applications. In addition, DSW is examining alternatives for salt storage/usage.

•
ICL Rotem – In 2024, the site completed the implementation of a master plan for wastewater treatment, with the principal goal of reducing effluent quantities. The plan also addressed the treatment of additional wastewater streams created by air emission purification processes, required by the Israeli Clean Air Law.

As part of the treatment of liquid and solid waste, the site stores phosphogypsum waste in ponds and piles. In 2021, a new Urban Building Plan was approved (the 2021 plan), the main objective of which is to regulate areas for phosphogypsum storage reservoirs.

Regarding the phosphogypsum waste ponds, under the 2021 plan, Pond 5, which has been operational since 2018, is permitted for use until the end of its expected operational life (currently expected in 2026). The District Committee for Planning and Construction (the Committee) has approved the submission of a plan to reuse Pond 4 under certain conditions as a replacement for Pond 5 upon the end of its operational life. However, objections were filed by certain Israeli authorities and others. In January 2025, the Committee held a hearing requesting additional information, including from the Company, before proceeding with deliberations. The Company believes that it is more likely than not that a solution for future phosphogypsum waste treatment will be found.
ICL Group Limited 122

Additionally, ICL Rotem has initiated the restoration of its phosphogypsum ponds 1 to 4, previously used by ICL Rotem, in accordance with building permits and an approved engineering remediation plan, which was formulated based on the ‘Florida Standard’.

Regarding the phosphogypsum waste piles, regulatory requirements mandate that any future expansion of the storage piles should be positioned on new protective infrastructure by the end of 2025. In 2023, the Company submitted its plan for restoration of these large storage piles, including the adaptation of methodologies required by the various regulators. The plan, along with its schedules, was approved by the MoEP. Furthermore, ICL Rotem is exploring alternative uses for phosphogypsum in collaboration with external partners.

•
Neot Hovav - Pursuant to the requirements of the MoEP, the Neot Hovav site is required to treat remnant hazardous waste in the coming years. This waste is stored in a designated defined area on the site's premises in coordination with the MoEP. Some of the currently produced waste is also stored in this area. Treatment of the waste is partially conducted through a combustion facility (Bromine Recovery Unit), which recovers hydro-bromine acid. Additional waste quantities are sent to external designated treatment facilities. Once the area is cleared, the Company will be required to conduct a soil survey. For further information, see Note 17 to our Audited Financial Statements.

•
ICL Haifa (F&C) – The phosphoric acid production line from the 1990’s, which has since been shut down, resulted in a by-product in the form of a phosphogypsum pile, which is currently stored on site. The Company is taking the necessary actions, in coordination with the MoEP, to comply with regulatory requirements in a timely manner, including as stipulated in the Toxins Permit issued to the site.

In addition, according to the Company's business license, it was required to provide an alternative to the run-off collection-pond. After the municipality rejected the Company's application for a construction permit, the Company proposed an alternative plan to the MoEP that provides for an environmental solution without the need for a permit. In December 2024, the MoEP approved the alternative plan without altering the implementation schedules. The Company is advancing the execution of the alternative plan, while attempting to align with the MoEP to regulate the plan's execution timeline.

Europe

Liquid and solid waste, as well as effluents, are regulated under the European IED – Industrial Emission Directive. The Company implements waste monitoring and other management measures, the results of which we are obligated to inform the authorities. Wastewater regulations, including effluent limits, are governed by national and, in some cases, local regulations. We are subject to provisions that aim to prevent pollution and ensure compliance with effluent limit values.

Wastewater is partly pre-treated and sent to municipalities and third parties for final treatment, before discharge, or discharged to surface waters without treatment at appropriate levels. In the event solid waste must be disposed, we strive to treat it in accordance with relevant European requirements.

ICL Group Limited 123

•
ICL Iberia - A multi-year program is underway to restore large salt piles, with focus on wastewater drainage and sludge treatment. In April 2021, the Company signed an agreement with the Catalan Water Agency (ACA), for the construction and operation of new collector infrastructure. The new collector is essential to remove brine water, which will be used for both restoration and production. For further information, see Notes 17 and 18 to our Audited Financial Statements.

•
ICL Boulby - All wastewater leaving our site in the UK is according to a permit issued by the UK’s Environment Agency. The site's wastewater consists of extracted sea water, mine brines, gathered surface rainwater and water treated at the onsite sewage plant. Multiple parameter limits are imposed on the site by the wastewater permit and wastewater amounts have been reduced considerably since ICL Boulby started to exclusively produce Polysulphate and Polysulphate-based products.

Americas

Liquid and solid wastes at our Americas sites are managed in accordance with country and state-specific regulatory requirements. In the US, solid and hazardous waste are regulated by the Environmental Protection Agency’s (EPA), according to the Resource Conservation and Recovery Act and analogous US state laws. In Brazil, waste is managed under the site’s operation license issued by the relevant state environmental agency.

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

•
ICL US Gallipolis Ferry - In January 2023, the site entered into a Consent Order with the West Virginia Department of Environmental Protection (hereinafter - WV DEP) regarding water discharge, allowing for the development and execution of a plan to meet permit requirements. Followingr timely execution of the proposed plan and milestone schedule, we found one milestone to be unfeasible for maintaining permit compliance. As a result, we proactively proposed an alternative plan which the WV DEP accepted, with certain provisions, in 2024.

China

According to the Law of the People's Republic of China regarding the Prevention and Control of Solid Waste Pollution and the National Catalogue of Hazardous Waste, solid waste is collected, stored and transferred. General industrial solid waste is entrusted for comprehensive utilization by qualified organizations, and hazardous waste is entrusted for treatment by organizations with a Hazardous Waste Business License issued by the Department of Ecological Environment of Yunnan Province.

ICL Group Limited 124

Ecological Impact

We manage our mineral extraction sites according to local regulations and rely on concessions granted to us. Our broad and varied operations cover the entire lifecycle of our products, from the initial production of raw materials to manufacture of final product. As populations grow near our sites, this has become more challenging. In order to minimize any unexpected disturbances to surrounding communities, we increased our efforts to implement safety measures in our activities, especially in regard to those which involve hazardous materials.

We aim to minimize the ecological impact of both our mining and production activities, beginning at the planning stage through the implementation of recommendations and finally by monitoring and minimizing their impact. We continuously implement relevant operational methodologies and necessary technologies aimed at preventing unexpected ecological impact. In the event of an ecological impact, we strive to mitigate and remediate the impact, in accordance with best practices and regulatory requirements, including coordination with the relevant local authorities. For further information, see “Item 3 - Key Information— D. Risk Factors ".

It should be noted that our Sodom production facility is located in the Jordan Rift Valley, or Syro-African Depression, a seismically active area. For further information, see “Item 3 - Key Information— D. Risk Factors ".

•
ICL DSW – Due to the negative water balance, the water level in the northern basin of the Dead Sea is decreasing. The receding water level over the years has required ICL to reposition its pumping station northwards to enable continued operations in the Dead Sea region. This also enables the existence of tourism infrastructure. The P-9 pumping station and feeder canal, crossing the Tze’elim stream, were constructed to maintain operational continuity. The Tze’elim stream alluvial fan is one of the largest and most developed of all the surviving fans in the area, and therefore it is important to preserve it and to protect the biodiversity existing in this habitat. ICL reached an agreement with environmental authorities and organizations according to which seven culverts were constructed above the excavated canal to allow flood waters to flow through the original flow channel without damaging the feeder canal, while maintaining the braided channel fan pattern. The culverts serve as an ecological corridor by providing passageways for animals. We periodically review field data and make adjustments in accordance with the findings.

The Company installed sealing sheets over an approximately 2km long section of the 15km feeder canal in the area of the fan, according to the request of Israel's Nature and Parks Authority, following an unexpected flow of brine which was discovered above ground at the outskirts of the alluvial fan area. As of the reporting date, the Company reached an understanding with the MoEP regarding the implementation of its remaining requirements. For further information, see “Item 4 – Information on the company — D. Property, Plant and Equipment — Mineral Extraction and Mining Operations- Dead Sea” and Note 18 to our Audited Financial Statements.

•
ICL Iberia - ICL Iberia’s past activities have resulted in the salinization of some water wells in the Suria and Sallent sites. This resulted in compensation claims from owners of land surrounding the sites.

•	ICL Rotem –

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

ICL Group Limited 125

In 2018, an application for certification of a claim as a class action was filed against the Company claiming it allegedly caused continuous, severe and extreme environmental hazards through pollution of the “Judea group – Zafit formation” groundwater aquifer and the Ein Bokek Spring with industrial wastewater. In October 2023, Israel's Supreme Court ruled that the application for certification is approved regarding a limited class constituting visitors to the Bokek stream. In accordance therewith, the application for certification limited to such group will be reviewed by the District Court. With the renewal of the proceedings in the District Court, the plaintiffs filed a request for interim relief regarding the restoration of the Bokek stream to which the Court ordered the State to respond. In September 2024, the parties reached a deliberative arrangement by which the parties will pursue an agreed mechanism for the improvement of the water flow in the reserve. In addition, it was determined that evidence hearings will be held from May to July 2025. For further information, see Note 18 to our Audited Financial Statements.

Part of the environmental challenges that our ICL Rotem site faces and deals with include environmental class actions against the Company that also pertain to environmental damages originating in the period that ICL was owned by the Israeli government prior to its privatization.

•
ICL R&D Beer Sheva - A soil survey was conducted, the results of which point to soil contamination. ICL is acting in accordance with the survey's findings and related MoEP guidelines. A pilot for the clearing process of the contaminated soil is expected to begin in 2025.

•
lCL Periclase - In 2023, brine, a non-hazardous substance, leaked from a ruptured pipeline in a nature reserve. No significant damage was recorded. As a result, several hundred meters of pipes were replaced during 2023 and 2024, including in the Dead Sea Works area. The company is acting in full coordination with the authorities.

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

Examples regarding our management of biodiversity at some of our mining sites include the following:

•
ICL DSW - Sodom Saltmarsh Lake. The Ashalim reservoir, located south of ICL’s Dead Sea site is a wet habitat, situated within a typical arid habitat. It is abundant with rich biological diversity. ICL Dead Sea, whose excavations in the region created this wet habitat, takes extra measures to preserve it and invests in making this unique habitat accessible to the public. In the past, the Sodom salt flats area was a resting stop and habitat for migrating birds. Today, due to changes in the land’s use for agriculture, residential and industrial purposes, almost no salt flats remain. These flats have unique characteristics with high salinity in the soil and unique species that have adapted to these extreme conditions. The salt flats in Israel are a rare habitat and have been shrinking over time. The Sodom Saltmarsh Lake has become a salt flat substitute. In recent years, the lake has maintained relatively good water quality, and we continue to monitor it closely. Additionally, vegetation has also been planted in a stable water environment to support the ecosystem. The lake now serves as a resting spot for migrating birds and a nesting site for a wide range of species. We have also invested in additional infrastructure to provide the public with better and safer access to the Sodom Saltmarsh Lake.

ICL Group Limited 126

•
ICL Rotem - Over the last 8 years, ICL Rotem has participated in academic cooperative research with Ben Gurion University of the Negev, which is examining the ecological and biodiversity effectiveness of mine reclamation. The parameters being researched include soil chemistry, soil microbiology, vegetation growth potential, abundance, arthropod animals and remote sensing land analysis. Following the initial research results and as part of the rehabilitation process, we are creating micro-topography to diversify the landscape. We also created a seed bank from seeds we collected from the field as part of our contribution to the rehabilitation and recovery of vegetation in reclaimed areas.

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

Hazardous Substances

Some of the materials used in our facilities around the world (such as raw materials, etc.) are hazardous materials, as are some of the materials found in our finished products. These materials require government approvals and registrations that demonstrate that they are secured and maintained, that appropriate safety measures and storage procedures are in place, and that procedures for use and handling exist and are implemented, as well as maintained, according to requirements. In addition, steps are taken to reduce the likelihood of the release of hazardous materials by method and route of material transportation, certifying transport providers, and meeting transportation requirements by using advanced technological features to the trucks and trains that transport these materials, as well as training employees, contractors, and suppliers to properly handle these materials. We take measures to reduce the likelihood and potential severity of incidents in the event of exposure to hazardous materials. This includes risk assessment, training, personal protective equipment (PPE), and other relevant mitigation measures for employees and contractors. We prepare for hazardous materials incidents by training emergency teams and purchasing appropriate equipment to deal with these types of incidents.

We are committed to bringing safe products, with reduced environmental impact, to market, and we ensure full compliance with all regulations, laws, conventions, statutes and standards related to chemical management. Accordingly, scientific information is generated on all our products in GLP-certified laboratories using worldwide testing guidelines (OECD, OPPTS). These includes physic-chemical properties, and toxicological and environmental tests. The generated data ensures safer chemicals for people and the environment. The data is incorporated into a formal dossier and includes a chemical safety assessment which is submitted to relevant regulatory authorities for evaluation and approval.

ICL Group Limited 127

We are also devoted to communicating accurately information that reflects the scientific evidence used in making the hazard risk determination. Hazardous products produced or imported by ICL are classified in accordance with GHS/CLP criteria, and information concerning the classified hazards is transmitted to ICL customers and employees. The transmittal of information is accomplished by means of comprehensive hazard communication documentation, including Safety Data Sheets (SDS), labels, letters to customers, declarations, and safety cards for employees. Where required by regulations, exposure scenarios are also communicated to the value chain. Emergency contacts for all regions appear on all our SDSs and labels.

Safety and Environmental Stewardship of Chemicals

ICL’s brand promise is to create impactful solutions for humanity’s sustainability challenges by leveraging our unique resources and technological ingenuity. As stated above, we are committed to the UN’s SDGs. ICL’s approach to developing new products and services is reflected in the processes that we are applying. ICL’s RD&I practices have evolved in this perspective over the past few years, from supporting business continuity to adopting a “Sustainability Index” when developing new products. The index includes a GO/NO-GO decision-making analysis based on defined environmental criteria in the development of new products. We also incorporate Green Chemistry principles. The index was developed as a quantitative model for products in development, and its purpose is to set parameters for sustainable products in the development stage. We combine environmental, health and safety criteria with commercial and operational considerations. Potential products are rigorously tested using the index for product development. Index methodology is implemented in the R&D units of our Industrial Products, Phosphate Solutions and Growing Solutions segments. Each segment has its own specific variations to match its specific product types. Based on rating results, changes are incorporated into the development process. The objective is to develop the most sustainable products for the specific intended use. Products that are categorized as “NO-GO” are discontinued in the development stage and are not commercialized.

The next phase of our evolution includes using the UN SDG’s as conceptual guidelines in our RD&I strategy. Our RD&I unit is embedding impact strategy and criteria. The unit has developed a data-driven impact assessment tool for all RD&I projects to support ICL’s actions on tackling climate change, advancing food security, promoting sustainable agriculture and contributing to human health, safety and wellbeing. This strategic component is part of our positive impact product development processes. We also implement Circular Economy and biomimicry concepts to reduce our environmental impact, as well as take into consideration eco-design principles and Product Carbon Footprints (PCFs). Through our impact assessment tool, we scope potential and risk, define and optimize the potential for positive impact, and establish clear and measurable goals which are monitored and reported.

In addition, we are addressing various Green Chemistry principles, both in the development of new products, as mentioned above, and during the use phase of our products. One example is our SAFR®-A Systematic Assessment for Flame Retardants. For certain industrial products, we recommend best practices for the use of many of our products as part of the service we provide to our clients. The SAFR® methodology, developed by ICL, provides an evaluation of flame retardants in their applications, enabling users to select the most sustainable product for the intended use. SAFR® incorporates an estimated exposure component based on the level of contact to humans and/or the environment and measurable potential emissions of flame retardants during their use. The assessment of a given flame retardant with SAFR® leads to the identification of uses that are either recommended, acceptable, or not recommended/an unacceptable hazard, in which case alternatives should be identified. We are planning to add chemical attributes that identify the best choice for End of Life, Recyclability and Re-use. This will make the SAFR® tool better equipped to support Circular Economy.

ICL Group Limited 128

Limitation Regulation and Registration of our Products

As a global specialty minerals company, we are subject to an abundance of product safety regulations. We ensure that the substances we produce and sell are managed in full compliance with these regulations throughout their life cycle. Such regulations, among other requirements, impose limitations on the use of certain substances and products, and mandate that we register and label some of our products. We continuously monitor rules and regulations, and take the necessary operational measures to maintain full compliance. For further information, see “Item 3 - Key Information— D. Risk Factors".

Global Regulations

Participation in Industry Associations

We are an active member of several industry associations to safeguard our products. The most prominent associations include the International Bromine Council (BSEF), which promotes the benefits of bromine and bromine technologies for society and economy, the North American Flame Retardant Association (NAFRA), which promotes the benefits of flame retardants in the Americas and Canada, and the Phosphorus, Inorganic and Nitrogen Flame Retardants Association (PINFA), which works in partnership with stakeholders (NGOs, environmental entities, consumer associations, scientists, regulators, fire safety experts, user industries, etc.) to ensure the safe use of flame retardant products.

International Fertilizer Association (IFA) - ICL is actively engaged through the International Fertilizer Association (IFA) and its relevant committees to promote sustainable practices, innovation, and the responsible use of fertilizers, aiming to advance environmental stewardship, improve agricultural efficiency, and support the global transition toward more sustainable food production systems. IFA and its members work closely together to address the industry's most pressing challenges, advocating for the development of sound policies and practices that promote sustainable agriculture on a global scale. This includes supporting regulatory changes and initiatives that impact fertilizer use, environmental standards, and agricultural productivity. IFA also collaborates with global organizations, legislators, regulators, and policymakers to ensure that the industry is aligned with evolving environmental and agricultural regulations. This collaborative approach fosters a unified voice for the fertilizer industry, helping to shape the future of global food security and environmental sustainability.

ICL is also a member of the European Chemical Industry Council (CEFIC) and the American Chemistry Council (ACC), where we are members of various task forces to ensure that we remain in compliance with Responsible Care and Sustainability programs.

As an active member of the International Association for Soaps (hereinafter - A.I.S.E.), Detergents and Maintenance Products, we are closely involved in the ongoing revision of Detergents Regulation, monitoring developments, and supporting A.I.S.E.'s position against new phosphorus (P) limits for industrial/institutional and consumer products.

The European Commission’s Impact Assessment found such limits unnecessary, noting our sector's minor role in phosphorus releases to aquatic environments and highlighting that further P reductions could harm product performance and sustainability.

Currently, proposals from the European Commission, European Parliament, and Council are ready, allowing trilogue negotiations to begin; however, upcoming European Parliament elections are causing delays. These negotiations began in late 2024, and will potentially conclude in early 2025, with the regulation entering into force later in the year - pending confirmation of the timeline.

In Brazil, ICL is a member of several associations, some of which are listed below, that aim to discuss with the government and defend the interests of the fertilizer, inoculant, biological product, and animal and human food industry. All these associations have a government interface in the discussion of new laws and regulatory guidelines, bringing important updates to their members (for example, regarding the progress of the Bioinputs law) and defending their interests before regulatory entities.

ICL Group Limited 129

•
ABISOLOS: Brazilian Association of Plant Nutrition Technology Industries. The association focuses on defending the interests of foliar and specialty fertilizers industries. It recently expanded its scope to also operate with adjuvants and biological inputs.

•
ANPII BIO: National association of inoculant producers and importers. It was created to work with the inoculants industry. It recently expanded its scope to the bioinputs segments, including Biocontrol.

•	ABIAM: Brazilian Association of Industry and Commerce of Food Ingredients and Additives. Association focused on defending the interests of the additives industry for use in human food.

In Israel, ICL is a member of the Manufacturers Association that aims to discuss and defend the interests of ICL's industrial sites and business. This association also has a government interface to discuss new laws, regulatory guidelines, and other arrangements, as well as to bring important updates to its members.

These collaboration and network activities help us to work and relate to new classifications and regulations in the bromine compounds industry. The trade associations’ group activities, which include ICL, work diligently, to avoid unnecessary classifications with the help of additional external experts in the field of toxicology and other respective disciplines.

Micro-plastics

In September 2023, the European Commission adopted measures that restrict microplastics intentionally added to products under the EU chemical legislation, REACH, as well as under Regulation (EU) 2023/2055. The new rules will prevent the release into the environment of about half a million tonnes of microplastics. They will prohibit the sale of microplastics as such, and of products to which microplastics have intentionally been added and that release such microplastics when used. When duly justified, derogations and transition periods for affected parties to adjust to the new rules apply.

Our main products which are subject to these requirements are fertilizers, and, to a lesser extent, other products such as flame retardants. We are closely observing the changes in requirements to remain in compliance.

ICL closely monitors new microplastics activities in the US to ensure compliance with any upcoming requirements and obligations.

PFAS

Europe

In February 2023, The European Chemical Agency (ECHA) published details of a proposed ban on the production, use, sale and import of some 10,000 PFAS. The purpose of the ban is to keep PFAS out of the environment. However, ECHA has recently acknowledged the importance of PFAS in industrial equipment applications and indicated that additional sections on these uses will be incorporated into the restriction proposal. The timeline and ultimate outcome of this assessment remain unclear. The European Commission is intends to present the proposal to Member States formally in 2025. If passed, it would constitute one of the largest chemical substances bans ever in Europe.

We are looking to actively replace any potential PFAS uses and have already limited them to a small extent.
ICL Group Limited 130

US

A final ruling under the Toxic Substances Control Act (TSCA) will require all manufacturers (including importers) of PFAS and PFAS-containing articles in any year since 2011 to report information to the EPA on PFAS uses, production volumes, disposal, exposures, and hazards.  Reporting is due by January 11, 2026. This will be coordinated with the EU requirements to combine the efforts.

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

A number of ICL substances are ongoing evaluation under REACH, including specific products from our Industrial Products segment. Some substances have been designated as a ‘Substance of Very High Concern’ (SVHC), which may lead to certain regulatory restrictions.

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

•
Borate salts and boric acid – Some of our products changed their classification (SDS, labeling) due to the reproductive classification of concentration limit. The industry has already expressed a requirement to re-formulate to exclude these salts and ICL is working on respective solutions and replacements.

•	Ammonium Bromide:

-	The final decision by BPR on the use of biocides using ammonium bromide as a precursor is unknown at this stage.

ICL Group Limited 131

Flame Retardants

In March 2023, ECHA released a Regulatory Strategy for Flame Retardants, focusing on halogenated and organophosphorus variants, constituting 70% of the organic flame-retardant market. The strategy prioritizes brominated flame retardants, particularly aromatic ones, for restriction, following the Restrictions Roadmap. Future assessments will address non-halogen and organophosphorus flame retardants. Aromatic brominated variants raise concerns due to suspected PBT/vPvB properties, warranting minimized release. Aliphatic brominated and organophosphorus flame retardants exhibit diverse human and environmental hazards, with ongoing data generation to verify potential risks. Proposed restriction proposals await conclusive data from ongoing studies. The following assessments of regulatory needs that effects flame retardants were published by ECHA:

•
Tetrabromobisphenol A (TBBPA or TBBA) flame retardant is under review as part of REACH. The result of the review is that TBBA is classified as a Carcinogen 1B and is, as SVHC, added to the candidate list for Authorization. The advocacy team is actively working to identify uses that may be exempt from any potential restrictions. Currently, no uses have been banned, and it appears that the 'reactive' use in PCBs is not within the scope of ECHA. Any proposed restrictions will take several years to be implemented and enforced.

•
Fyrol PCF (TCPP) – an NTP study concluded that TCPP is a carcinogen at highly elevated exposures. In response, Europe is moving to classify the chemical as Cat. 1B thus imposing new restrictions on selected consumer uses. However, in other applications, such as insulation, industry consortiums have calculated large safety margins for TCPP exposures. Based on its own review, the industry has self-classified TCPP as Cat. 2. Furthermore, discussions concerning the potential ED (Endocrine disrupter) properties of TCPP are still ongoing, adding another layer of complexity to the regulatory considerations surrounding this chemical. Denmark has submitted a proposal to ECHA to classify TCPP as Carcinogenic, Reproductive Toxicity and Endocrine Disrupting Effects (ED). TCPP is expected to be declared as SVHC.

•
Triphenyl Phosphate (TPhP): Triphenyl Phosphate (TPhP) was added to the SVHC list on 7 November 2024 due to endocrine disrupting properties in the environment. This is expected to be classified according to the CLP regulations, either authorizing or restricting the substance. Many PFRs and PISs contain TPhP as a by-product formed during production. While some products with high TPhP levels may face restrictions, we have solutions for certain PFRs and PISs and are actively working on solutions for others.

•
Decabromodiphenyl Ethane (DBDPE): Sweden has proposed to classify DBDPE as vPvB. If approved, the next step is adding it to the SVHC list followed by authorization or restriction. In Canada and Australia, DBDPE is also under pressure. As a result, the future of this substance is very uncertain.

We are actively engaging with ECHA and EC through an advocacy approach to understand their information requirements and to provide input for science-based decision making on any potential restrictions, aiming to avoid or minimize the impact on both ICL as well as the industry as a whole. In addition, our R&D departments are identifying potential alternative products.

As all chemicals used in flame retardants are under high pressure, ICL is investigating and investing in several replacement chemicals and products such as Veriquel R100 which can serve as alternatives to TCPP and TDCP.

ICL Group Limited 132

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

Main changes introduced by the revision of the CLP:

•
Modification of the harmonized classification and labelling process (legally binding classifications) to prioritize new hazard classes, carry out classifications for groups of substances, increase the number of dossiers and automatically recognize the classification of substances determined in other regulatory frameworks such as REACH.

•
CLP new classifications: Endocrine Disruptors (ED for human health or for the environment), Persistent, Bioaccumulative and Toxic (PBT) & Persistent, Mobile & Toxic (PMT) that will be used to classify chemicals and introduced in SDSs and on labels.

•
New classification criteria for substances with more than one constituent, for which the classification criteria of mixtures for certain hazards will be applied, based on the information of their constituents.

•	Inclusion of new rules in relation to notifications to the public inventory of classification and labelling.

•	Widespread use of drop-down labels.

•	Specifying formatting requirements for labels with respect to text font size, line spacing, and background color.

•	Regulation of the use of digital labelling, although not as an alternative to physical labelling.

•	Expansion of the information to be included in online advertising and sales.

•	Determination of deadlines for updating labels due to modifications in classification or other information.

•	Clarification of the responsibility of distributors in the notification of toxicological data sheets to poison centers.

ICL participates in CEFIC Task Forces to collaboratively address the issues in the CSS. In addition, we play a leading role as an active member of BSEF and PINFA, engaging in discussions with EU authorities, Member States and regulators. Our aim is to prevent flawed regulations that could undermine our strategic goals within the flame-retardant industry.

ICL Group Limited 133

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

The delegated act ((EU)2024/2770) related to the biogradability test criteria was published on October 28, 2024. This establishes official testing criteria for all CMC9 (polymers other than nutrient polymers) having either water retention capacity/wettability properties or that control water penetration into nutrient particles, to release the nutrients. In response, ICL has initiated the development of additional biodegradable coatings, expanding its portfolio.

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

The Washington State Department of Ecology (WA DOE) has moved to regulate TCPP in consumer insulation applications. A final regulatory decision is expected to be issued by June 2025.

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

•	California's Proposition 65 proposed sweeping changes related to warning requirements.

ICL Group Limited 134

•	Furthermore, we expect numerous anticipated rulemakings for PBTs and NANO materials and will implement those in our respective strategies.

Canada

Following public concern and pushback from various stakeholders, including under our NAFRA banner, the Canadian government has postponed any final decisions on ECCC's proposed market restrictions on DecaEthane until 2025. The proposal, despite offering extended compliance timelines for key industries, continues to face strong opposition in the marketplace. Notably, Japan, Korea, the US, and other countries plan to contest the regulation at the WTO.

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

China

In 2021, a new industry standard for Polysulphate (as a fertilizer) was published in China. ICL has assessed the options to meet these new requirements and the effect of the new standard on the supply of Polysulphate to the Chinese market.

•
In December 2023, ICL’s Polysulphate STD temporary registration renewal request was rejected. We are in close contact with the Ministry of Agriculture (MoA) regarding the possibility of extending the registration for an interim period. Despite our efforts, the registration has not been extended.

•	We have initiated the process of registering Polysulphate under a new category as a soil conditioner. Registration applications were submitted to MARA China in 2024, with decisions expected in 2025.

Israel

Following Israel's acceptance into the OECD in 2010, Israel's MoEP published a draft law to establish a national repository of industrial chemicals and established processes for risk assessment and management of chemicals in Israel.

We are actively involved, via the Israel Manufacturers Association, in providing input regarding the proposed law, in order to ensure regulatory compliance

This law applies to manufacturing, importing or placement on the market of products in amounts in excess of 10 tonnes. Its impact on ICL, as well as other importers and manufacturers in Israel, includes additional costs and complex administrative processes.

Ukraine

In Ukraine a similar chemical requirement, like REACH, was announced. We are closely examining the required data for our respective chemicals submission.
ICL Group Limited 135

Brazil

Bioinputs Law

On December 24, 2024, Law No. 15,070/2024 was enacted, regulating bioinputs in Brazil. Bioinputs are defined as products of plant, animal, or microbial origin, including those derived from biotechnological processes or structurally similar and functionally identical to natural-origin products used in agriculture, livestock, aquaculture, and forestry, including conventional, organic, and agroecological systems.

Products classified as inoculants, biofertilizers, biostimulants, and biopesticides were previously regulated by separate laws and will now be regulated by this new law. Its implementation will depend on additional regulations and continuous collaboration among regulatory bodies, industry, and producers will be crucial to define the changes and the impacts of these products.

The law also regulates on-farm production, meaning that rural producers are authorized to produce bio-inputs for their own consumption.  It will be necessary to monitor the dynamics of the business to assess potential economic impacts for the Bio-input Industry

Fertilizers

The law that regulates fertilizers in Brazil was published in 1980 and includes Decrees and complementary normative published in the 2000s.

A recent "Self-Control Law" was enacted in December 2022 and its Decree in July 2024. The Self-Control Law implements the Self-Control Plan (PAC) by increasing the industry’s responsibility throughout the production chain with significant increases in fines in case of violations. Fertilizer and inoculant industry associations (such as ANDA, ABISOLOS, ABINBIO) have worked with the Ministry of Agriculture to review the Decrees currently in force with the aim of contributing to a text that is appropriate for national agriculture and the sector's needs for innovation.

The new Decree and sub-legal regulations are expected in 2025. However, considering the publication of the Bioinputs Law, the entire text must be revised again and there is no forecast for a new publication.

Feed – Products for animal nutrition.

The law regulating products intended for animal nutrition was published in 1974 and, like fertilizers, was also updated by the Self-Control Law in 2022.

The new Decree was published in May 2024 and implements important changes such as the registration of international manufacturers, changes in the registration of establishments, self-control programs, adjustments to fines in the Self-Control Law, and the like.

Food Additives

In 2023, ANVISA published a new regulation consolidating the normative on additives for use in food. In this new standard, the description of the nomenclature of phosphates was changed, but following ICL's defense to ANVISA, the use of internationally approved nomenclatures. This defense avoided the need to review all of ICL's internal documentation relating to phosphates as well as obsolete printed labeling, whether from ICL or from customers who use phosphates as additives.
ICL Group Limited 136

In parallel, there is a review of the Mercosur standard which, once consolidated (expected for 2025), should promote a new complete review of the legislation currently in force for additives. ICL, through the industry associations (ABIA and ABIAM), is working to ensure that the nomenclatures currently used by the Company are considered in this new standard to avoid greater impacts for the Company.

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

Business Licenses and other permits

In the ordinary course of our business activities, we hold business licenses and permits, and receive governmental approvals that are related to environmental, health and safety, issued by various regulatory agencies to operate our facilities. We may be required to obtain or renew such licenses, permits, and governmental approvals in the future to continue our current or future operations throughout the world. We strive to comply with the terms and conditions set forth in our business licenses and permits, as applicable, and in the event of any non-compliance, we act to alter our activities in full coordination with the relevant agencies.

In January 2024, ICL Terneuzen (IPT) was granted a new environmental permit, as part of which, IPT is obliged to perform studies and improve its overall performance. The new permit includes several environmental requirements, including air emissions and wastewater treatment, which require investment over the next several years. As stipulated in the permit, upon the update of the material listed in the continuously changing Substances of Very High Concern (SVHC) list, adaptive actions are initiated. The authorities have approved the three-year compliance plan (SEVESO), with a few minor requirements that are expected to be resolved by the end of 2025. For further information, see “Item 3 - Key Information— D. Risk Factors.”

ICL Group Limited 137

Water Wells Production Permits

ICL Dead Sea - Water supply to DSW is accomplished via approximately 40 drills, most of which are located within the concession area. The drills require a drilling license issued by the Water Authority.

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

In 2017, the Israeli Water Law was amended, according to which saline water of the kind produced for Dead Sea plants by the Company's own water drilling is charged with water fees. In October 2021, as a response to the Company’s objection to the charges relating to water drilling within the concession area, the Water Authority informed the Company that water fees will not be charged for water production within the concession area. This decision was based on the opinion of the Ministry of Justice, according to which the royalty's arrangement established in the Dead Sea Concession Law, 5771-1961, is the sole arrangement for collecting payment for the right to extract water in the concession area, and, therefore, it is not legally possible to impose additional charges for water fees in addition to the royalties. In September 2022, the Company was presented with two petitions filed in Israel’s Supreme Court, one by Adam Teva V’Din, and the second by Lobby 99 Ltd., against the Water Authority, Israel’s Attorney General, the Ministry of Justice, Mekorot Water Company Ltd. and the Company. For further information, see Note 18 to the Audited Financial Statements.

ICL Group Limited 138

C. ORGANIZATIONAL STRUCTURE

A list of our main subsidiaries, including name and country of incorporation or residence, is provided as an exhibit to our Form 20-F filed with the US Securities Exchange Commission, which can be found at www.sec.gov.

Legal Holding

ICL
ICL Finance B.V (Netherlands)
Rotem Amfert Negev Ltd.
Twincap Försäkrings A.B (Sweden)
ICL Finance Inc. (USA)
Dead Sea Works Ltd.
Dead Sea Bromine Company Ltd.
Mifalei Tovala Ltd.
ICL Israel Ltd.
Ashli Chemicals B.V (Israel)
Bromine Compounds Ltd.
Dead Sea Magnesium Ltd.
YPH (China) (50%)
ICL Investment (China)
Cleveland Potash Ltd. (UK)
TAMI
ICL Japan Ltd.
Fertilizers & Chemicals Ltd.
ICL Europe Cooperatief U.A (Netherlands)
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
ICL Fertilizers Deutschland GMBA
ICL Asia Ltd. (Hong-Kong)
ICL Swiss (Switzerlands)
ICL Aditivos E Ingredientes Ltda. (Brazil)
Iberpotash (Spain)
Fuentes (Spain)
BKGiulini GmbH (Germany)
Growers Tech Inc. (USA)
ICL Group Americas Inc. (USA)
Everris NA, Inc. (USA)
ICL-IP America Inc. (USA)
Growers Holdings Inc. (USA)
ICLSpecialty Products (USA)
ICL Americas LLC (USA)
Potash
Phosphate Solutions
Industrial Products
Growing Solutions
Finance and Services
Others

ICL Group Limited 139

D. PROPERTY, PLANT AND EQUIPMENT

The Company operates production facilities at its worldwide locations, including the following:

•
Israel: under the Israeli Dead Sea Concession Law, 1961, as amended in 1986 (the “Concession Law”), we have lease rights until March 31, 2030, for salt and carnallite ponds, pumping facilities and productions plants at Sodom. We have other production facilities in Israel, situated on land with a long term lease, including the Oron and Zin plants at Mishor Rotem of the Phosphate Solutions segment (the lease agreements for the Oron and Zin plants have been under extension processes, since 2017 and 2023, respectively), production facilities at Naot Hovav of Industrial Products segment (leased until 2027-2075), as well as production, storage and transportation facilities together with chemicals and research laboratories at Kiryat Ata that belong to the Growing Solutions segment (leased until 2046-2049). We also use warehouse, loading and unloading sites at Ashdod and Eilat ports (leased until 2030).

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

UK: Rights to polyhalite and salt mines are held under concession agreements described below. Polyhalite and salt production plants and warehouses of the Growing Solution segment in Cleveland are owned by the Company. The warehouses and bulk loading and unloading facilities at the port are leased until 2034. The company owns three peat moors of the Growing Solutions segment and a plant for producing growing media in Scotland. The Growing Solutions segment also owns a plant in Daventry for producing water conservation and liquid plant nutrition products along with a fertilizer blending site in Rugby.

Belgium: The Growing Solutions segment owns a production facility in Grobbendonk for producing water soluble fertilizers.

•	North and South America:

The US: Production plants of the Industrial Products segment in West Virginia are mainly owned by the Company. The production plants of the Phosphate Solutions segment in Lawrence, Kansas and St. Louis, Missouri are owned by the Company. The production plants of the Growing Solutions segment in South Carolina are operated under leases ending in 2025. The production plant in Fresno, California is owned by the Company and the production plant in Adel, Georgia is under a lease which expires in 2031. These plants support the North America production of dry and liquid Specialty Fertilizer and Adjuvants.
ICL Group Limited 140

Brazil: Production plants of the Phosphate Solutions segment at Sao Jose dos Campos and Cajati are owned by the Company.

Production plants of the Growing Solutions segment at Suzano I and Suzano II (liquid fertilizers, water-soluble fertilizers, animal nutrition, micronutrients fertilizers), at Uberlandia (improved efficiency phosphorus fertilizers), at Jacarei I (secondary nutrients fertilizers), at Maua (micronutrients fertilizers), at Cruz Alta (liquid fertilizers) and at Cidade Ocidental (liquid fertilizers) are owned by the Company. The production plant at Jacarei II (controlled-release fertilizers) is leased by the Company. The production plant at Cascavel (Biostimulants) is owned by the Company.

•	Asia:

China – Phosphate rock mining rights at the Haikou Mine are derived from mining licenses that are described below. YPH's plants are owned by the Company, some of them located on land that is owned by the Company, while others are situated on leased land. The new plant in Zhangjiagang which is leased by the company, manufactures products for the Food industry according to the geographical expansion strategy.

•	Australia: ICL’s leased plant in Heatherton, Australia, is a manufacturing site blending Food Phosphate products.

Principal Properties

The following table sets forth certain additional information regarding ICL’s principal properties as of December 31, 2024:

Property Type	Location	Size (square feet)	Products	Owned/Leased

Plant	Mishor Rotem, Israel	27,094,510	Phosphate Solutions products	Owned on leased land
Plant	Mishor Rotem, Israel	10,763,910	Industrial Products products	Owned on leased land
Plant	Neot Hovav, Israel	9,601,591	Industrial Products products	Owned on leased land
Plant	Zin, Israel	8,484,123	Phosphate Solutions products	Owned on leased land (on a lease extension process)
Plant	Kiryat Ata, Israel	6,888,903	Growing Solutions products	Leased
Plant	Oron, Israel	4,413,348 (not including phosphate reserve)	Phosphate Solutions products	Owned on leased land (on a lease extension process)
Evaportation ponds	Sodom, Israel	1,603,823K	Salt and carnallite ponds	Lease rights
Plant		13,099,679	Potash products (not including ponds and Magnesium plant)	Owned on leased land
Plant		4,088,800	Magnesium products (Potash segment)	Owned on leased land
Plant	Sodom, Israel	2,326,060	Industrial Products products	Owned on leased land
Conveyor belt		1,970,333	Transportation facility for Potash	Owned on leased land

ICL Group Limited 141

Pumping stations	Sodom, Israel	1,180,496	Pumping station for the Potash segment	Owned on leased land
Plant		667,362	Industrial Products products	Owned on leased land
Feeding canal		5,974,980	Part of the pumping system for the Potash segment	Owned on leased land
Power plant		645,856	Power and steam production for the Potash segment	Owned on leased land
Warehouse and loading facility	Ashdod, Israel	664,133	Warehouse for Potash and Phosphate Solutions products	Owned on leased land
Headquarters	Beer Sheva, Israel	180,954	Company headquarters	Leased
Plant	Mishor Rotem, Israel	430,355	Phosphate Solutions products	Owned on leased land
Warehouse and loading facility	Eilat, Israel	152,557	Warehouse for Potash and Phosphate Solutions' products	Owned on leased land
Headquarters	Tel Aviv, Israel	21,797	Company headquarters	Leased
Plant	Catalonia, Spain	48,491,416	Mines, manufacturing facilities and warehouses for Potash segment	Owned
Port/warehouse	Catalonia, Spain	866,407	Potash and salt products	Owned on leased land
Plant	Totana, Spain	2,210,261	Growing Solutions products	Owned
Plant	Cartagena, Spain	209,853	Growing Solutions products	Owned
Warehouse and loading facility	Cartagena, Spain	184,342	Storage for Growing Solutions products	Leased
Plant	Shandong, China	692,045	Industrial Products products	Owned on leased land
Headquarters	Shanghai, China	8,224	Company headquarters	Leased
Plant	Kunming, Yunnan, China	1,161,593	Phosphate Solutions products	Owned land
Plant	Kunming, Yunnan, China	8,447,847	Phosphate Solutions products	Leased land
Plant	Zhangjiagang, Jiangsu Province, China	50,342	Phosphate Solutions products	Leased
Pumping station	Kunming, Yunnan, China	36,931	A pumping station for Phosphate Solutions	Leased land
Peat Moor	Nutberry and Douglas Water, United Kingdom	17,760,451	Peat mine (Growing Solutions segment)	Owned
Plant	Cleveland, United Kingdom	13,239,609	Polysulphate products (Growing Solutions segment)	Owned

ICL Group Limited 142

Warehouse and loading facility	Cleveland, United Kingdom	2,357,296	Polysulphate products (Growing Solutions segment)	Owned on leased land
Peat Moor	Creca, United Kingdom	4,305,564	Peat mine (Growing Solutions segment)	Owned
Plant	Nutberry, United Kingdom	322,917	Growing Solutions products	Owned
Plant	Daventry, United Kingdom	81,539	Growing Solutions products	Owned and leased
Plant	Terneuzen, the Netherlands	1,206,527	Industrial Products' products	Owned
Plant & warehouse	Lawford Heath, Rugby	45,000	Growing Solutions products	Leased
Plant	Heerlen, the Netherlands	481,802	Growing Solutions products	Owned and leased
Plant	Amsterdam, the Netherlands	349,827	Growing Solutions products and logistics center	Owned on leased land
Headquarters	Amsterdam, the Netherlands	59,055	Company headquarters in Europe	Leased
Plant	Gallipolis Ferry, West Virginia, United States	1,742,400	Industrial Products' products	Owned
Plant	Lawrence, Kansas, United States	179,689	Phosphate Solutions products	Owned
Plant	Carondelet, Missouri, United States	190,095	Phosphate Solutions products	Owned
Plant	North Charleston, South Carolina, United States	100,000	Growing Solutions products	Leased
Plant	Fresno, California, United States	92,000	Growing Solutions products	Owned
Headquarters	St. Louis, Missouri, United States	35,217	US Company headquarters	Leased
Plant	Ludwigshafen, Germany	2,534,319	Growing solutions products	Leased
Plant	Ladenburg, Germany	1,569,764	Phosphate Solutions products	Owned
Plant	Bitterfeld, Germany	514,031	Industrial Products' products	Owned
Plant	Cajati, Brazil	413,959	Phosphate Solutions products	Owned
Plant	Sao Jose dos Campos, Brazil	Phosphate plant: 137,573 Blending plant: 80,729	Phosphate Solutions products	Owned on leased land (free of charge)
Plant	Brazil Cidade Ocidental	8,275	Growing Solutions products	Owned
Plant	Brazil Cruz Alta	7,499	Growing Solutions products	Owned
Plant	Brazil Jacarei I	879,248	Growing Solutions products	Owned
Plant	Brazil Jacarei II	967,987	Growing Solutions products	Leased
Plant	Brazil Maua	968,751	Growing Solutions products	Owned
Plant	Brazil Suzano I	3,349,186	Growing Solutions products	Owned
Plant	Brazil Suzano II	637,001	Growing Solutions products	Owned
Plant	City of Cascavel, State of Parana - Brazil	2,111	Growing Solutions products	Owned
Plant	Brazil Uberlandia	263,716	Growing Solutions products	Owned
Plant	Belgium	128,693	Growing Solutions products	Owned
Plant	Calais, France	546,290	Industrial Products' products	Owned
Plant	Adel, Georgia, United States	45,000	Growing Solutions products	Leased
Plant	Heatherton, Australia	64,583	Phosphate Solutions products	Leased

ICL Group Limited 143

Mineral Extraction and Mining Operations

Information included in this section relates to the mineral extraction and mining operations of ICL for fiscal years 2024, 2023 and 2022. This information was prepared based on, and in some instances is an extract from, the technical report summaries filed for each of our properties, including: Boulby (UK), Cabanasses and Vilafruns (Spain), Rotem, Oron and Zin (Israel), Dead Sea Works (Israel), and Haikou (China) (each a “Technical Report Summary”)” with effective dates of December 31, 2024. Each report was prepared for us by our qualified person, Wardell Armstrong International Ltd (“Wardell” and/or WAI). Wardell has approved and verified the scientific and technical information included in these reports and reproduced and approved the updated Mineral Reserves and Resources information in this Annual Report for Fiscal Years 2024, 2023 and 2022. Portions of the following information are based on assumptions, qualifications and procedures that are not fully described herein. See “Cautionary Note to Investors Regarding Mineral and Resource Estimates.” Reference should be made to the full text of each Technical Report Summary, which are included as exhibits to this Annual Report.

Overview

ICL extracts minerals and conducts mining activities at Boulby (UK), Cabanasses (Spain), Rotem (Israel), Dead Sea Works (Israel), and Haikou (China).

Figure 1: Location of the ICL Operations

ICL Group Limited 144

ICL’s mining activities are dependent on concessions, authorizations and permits granted by the governments of the countries in which the mines are located.

•
Rotem Amfert Negev Limited (“ICL Rotem”) is a wholly owned subsidiary that operates three sites, Rotem, Oron and Zin. ICL Rotem has been mining phosphates in the Negev in Israel for more than sixty years. Mining is conducted in accordance with a phosphate mining concession that covers an area of 177.8 sqkm, and which is in effect until December 31, 2044. The concession was granted by Israel’s Ministry of Energy and Infrastructure, under the country’s Mines Ordinance, in conjunction with mining authorizations, which are subject to the Israel Lands Authority jurisdiction. The concession relates to quarries (phosphate rock), whereas the authorizations cover the use of land as an active mining area. The Rotem operation is in the production stage.

•
Dead Sea Works Ltd. (“ICL Dead Sea”) is a wholly owned subsidiary that operates the Dead Sea concession which covers 652 sqkm, and which is in effect until March 31, 2030. DSW has 37 evaporation ponds for production of potash, as well as other chemical products, located on the south-west shore of the Dead Sea’s southern basin in Israel. DSW is in the production stage.

•
ICL Iberia (“ICL Iberia”) is a wholly owned subsidiary and holds mining rights granted by the Spanish government for two underground potash mines, Cabanasses and Vilafruns, located in Catalonia in northeast Spain. ICL Iberia owns the land on which these surface facilities are located. The Cabanasses mine is operating and has been in production for more than fifty years, while Vilafruns was placed on care and maintenance status in June 2020 following its discontinuation. ICL Iberia holds 126 licenses for the extraction of rock salt and potash covering 693 sqkm, some of which valid until 2037 and the remainder are effective until 2067. Cabanasses is in the production stage.

•
Cleveland Potash Limited (“ICL Boulby”) is a wholly owned subsidiary that operates an underground polyhalite mine, Boulby, located in the UK. ICL Boulby owns the freehold of approximately 2.41 sqkm of the mineral field, in addition to 24 onshore and 2 offshore mineral leases which cover a total area of 809.51 sqkm. Boulby is in the production stage.

•
Yunnan Phosphate Haikou (“YPH”) equally owned by ICL and Yunnan Yuntianhua Corporation Ltd. ("YYTH"), and controlled by ICL, owns and operates the Haikou Phosphate Mine and processing facilities in the Xishan district of China. YPH holds a phosphate mining license for the Haikou site covering 9.6 sqkm, which the Company operates and is valid until January 2043. Haikou is in the production stage.

For additional information on each of ICL’s mining activities, please refer to the individual property summaries included below.

In consideration of the concessions, ICL pays royalties and taxes to the governments of Israel, Spain, the UK and China. Below are the royalties' amounts paid with respect to 2024, 2023 and 2022:

	Israel	Out of Israel	Total
Year Ended December 31,	$ millions
2024	82	9	91
2023	170	10	180
2022	95	8	103

ICL Group Limited 145

The aggregated production data for the properties is summarized in Table 1.

Table 1: Production Data for the Properties

	Production Data for ICL Boulby
	2024	2023	2022
Polyhalite hoisted (kt)	719	1,028	947
Total Polyhalite Production (kt)	721	1,009	953

	Potash Production at Súria Plant, ICL Iberia
	2024	2023	2022
Ore hoisted from Cabanasses mine	3,247	2,795	2,928
Head Grade % KCl	26.7%	24.3%	25.3%
KCl Produced (kt)	802	601	680
Product Grade % KCl	95.5%	95.5%	95.3%

	Total Mine Production of Raw Ore at ICL Rotem
	2024	2023	2022
Tonnes mined (kt)	5,808	5,770	4,488
Grade (%P2O5 before / after beneficiation)	23% / 31%	25% / 32%	26% / 32%

	Product Produced After Processing at ICL Rotem (kt)
	2024	2023	2022
Phosphate Rock*	2,375	2,309	2,170
Green Phosphoric Acid	503	520	508
Fertilizers	1,024	1,033	1,044
White Phosphoric Acid	154	150	176
Specialty Fertilizers	100	78	95

* Figures relate to phosphate concentrate produced by the Oron and Rotem beneficiation plants for further processing at Rotem facilities.

	DSW Production (kt)
	2024	2023	2022
Potash	3,700	3,819	4,011
Compacting plant*	1,764	1,737	1,561
Bromine	190	143	178
Cast Mg	17	17	22

* Figures relate to granular potash produced from total potash
ICL Group Limited 146

Total Mine Production of Raw Ore at YPH
2024	2023	2022
Tonnes mined (kt)	3,575	3,646	3,223
Grade (% P2O5 before/after beneficiation)	21% / 28%	22% / 28%	22% / 28%

Product Produced After Processing at YPH (kt)
2024	2023	2022
Phosphate Rock *	2,715	2,657	2,497
Green Phosphoric Acid	694	682	676
Fertilizers	605	609	611
White Phosphoric Acid	124	95	94
Specialty Fertilizers	152	113	92

* Figures relate to phosphate concentrate produced by the flotation and scrubbing plants for further processing at the 3C chemical plant.

ICL Group Limited 147

Aggregated estimated Mineral Resources for the properties is summarized in Table 2.

Table 2: Estimated Mineral Resources as of December 31, 2024

Measured Mineral Resources				Indicated Mineral Resources				Measured + Indicated Mineral Resources				Inferred Mineral Resources
Tonnes (Mt)	Grades	Contained Mineral (Mt)	Contained Mineral Attributable to ICL (Mt)	Tonnes (Mt)	Grades	Contained Mineral (Mt)	Contained Mineral Attributable to ICL (Mt)	Tonnes (Mt)	Grades	Contained Mineral (Mt)	Contained Mineral Attributable to ICL (Mt)	Tonnes (Mt)	Grades	Contained Mineral (Mt)	Contained Mineral Attributable to ICL (Mt)

Commodity: K2O
United Kingdom	-	-	-	-	39.8	13.6%	5.4	5.4	39.8	13.6%	5.4	5.4	11.5	13.5%	1.6	1.6
Boulby	-	-	-	-	39.8	13.6%	5.4	5.4	39.8	13.6%	5.4	5.4	11.5	13.5%	1.6	1.6
Total	-	-	-	-	39.8	13.6%	5.4	5.4	39.8	13.6%	5.4	5.4	11.5	13.5%	1.6	1.6

Commodity: KCl
Spain	94.3	25.8%	24.3	24.3	63.2	24.9%	15.7	15.7	157.5	25.5%	40.1	40.1	273.3	27.6%	75.3	75.3
Cabanasses	81.7	25.0%	20.4	20.4	53.8	23.6%	12.7	12.7	135.5	24.5%	33.2	33.2	242.6	27.4%	66.5	66.5
Vilafruns	12.6	31.0%	3.9	3.9	9.4	32.1%	3.0	3.0	22.0	31.5%	6.9	6.9	30.7	28.9%	8.9	8.9

Israel	297.9	20.8%	62.0	62.0	1,642.4	21.2%	348.2	348.2	1,940.3	21.1%	409.4	409.4	463.0	21.2%	98.2	98.2
DSW	297.9	20.8%	62.0	62.0	1,642.4	21.2%	348.2	348.2	1,940.3	21.1%	409.4	410.2	463.0	21.2%	98.2	98.2
Total	392.2	22.0%	86.3	86.3	1,705.6	21.3%	363.9	363.9	2,097.8	21.4%	449.5	449.5	736.3	23.6%	173.5	173.5

Commodity: P2O5
Israel	166.0	26.6%	44.2	44.2	-	-	-	-	166.0	26.6%	44.2	44.2	-	-	-	-
Rotem	78.5	28.8%	22.6	22.6	-	-	-	-	78.5	28.8%	22.6	22.6	-	-	-	-
Zin	46.1	25.3%	11.7	11.7	-	-	-	-	46.1	25.3%	11.7	11.7	-	-	-	-
Oron	41.4	24.0%	9.9	9.9	-	-	-	-	41.4	24.0%	9.9	9.9	-	-	-	-

China	3.0	22.3%	0.67	0.33	2.3	24.0%	0.55	0.28	5.3	23.0%	1.22	0.61	0.2	20.0%	0.04	0.02
Haikou	3.0	22.3%	0.67	0.33	2.3	24.0%	0.55	0.28	5.3	23.0%	1.22	0.61	0.2	20.0%	0.04	0.02
Total	169.0	26.6%	44.9	44.5	2.3	24.0%	0.55	0.28	171.3	26.5%	45.4	44.8	0.2	20.0%	0.04	0.02

ICL Group Limited 148

(1)	Classification of Mineral Resources is in accordance with the definitions prescribed under Regulation S-K 1300.

(2)
The point of reference for the Mineral Resources for Boulby, Cabanasses, Vilafruns, Rotem, Oron, Zin and Haikou is in-situ. The point of reference for Mineral Resources for DSW is contained within the carnallite ponds following pumping from the northern Dead Sea basin. Mineral Resources are reported exclusive of Mineral Reserves.

(3)
Mineral Resources for Boulby, Cabanasses, Vilafruns, Rotem, Oron, Zin and DSW are reported on a 100% basis. For the Haikou mine, YPH is a consolidated subsidiary of the Company. The reported tonnages and grades are on a 100% basis. The contained P2O5 attributable to ICL reflects the Company’s 50% interest. YPH is consolidated into ICL’s financial statements, YYTH owns a 50% minority interest in YPH.

(4)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(5)	Mineral Resources are estimated using:

a.	Boulby - a two-year average product price of $205/t FOB.

b.	Cabanasses and Vilafruns - a medium-long term potash price of $373/t FOB.

c.	DSW - a medium-long term potash price of $320/t FOB.

d.	Rotem, Oron and Zin - an average of the previous two years’ prices of $1,178/t FOB for acid products and $424 /t FOB for fertilizer products.

e.	Haikou - an average of the previous two years’ prices of $639/t FOB for acid products and $438/t FOB for fertilizer products.

The price environment of the above-mentioned products has experienced significant volatility in recent years, which may recur in the future.
ICL Group Limited 149

Aggregated estimated Mineral Reserves for the properties is summarized in Table 3.

Table 3: Estimated Mineral Reserves as of December 31, 2024

Proven Reserves				Probable Reserves				Total Reserves
Tonnes (Mt)	Grades	Contained Mineral (Mt)	Contained Mineral Attributable to ICL (Mt)	Tonnes (Mt)	Grades	Contained Mineral (Mt)	Contained Mineral Attributable to ICL (Mt)	Tonnes (Mt)	Grades	Contained Mineral (Mt)	Contained Mineral Attributable to ICL (Mt)

Commodity: K2O
United Kingdom	-	-	-	-	7.4	13.9%	1.0	1.0	7.4	13.9%	1.0	1.0
ICL Boulby	-	-	-	-	7.4	13.9%	1.0	1.0	7.4	13.9%	1.0	1.0
Total	-	-	-	-	7.4	13.9%	1.0	1.0	7.4	13.9%	1.0	1.0

Commodity: KCl
Spain	35.9	25.2%	9.0	9.0	59.4	25.8%	15.3	15.3	95.3	25.6%	24.4	24.4
Cabanasses	35.9	25.2%	9.0	9.0	59.4	25.8%	15.3	15.3	95.3	25.6%	24.4	24.4
Vilafruns	-	-	-	-	-	-	-	-	-	-	-	-

Israel	122.7	20.6%	25.3	25.3	-	-	-	-	122.7	20.6%	25.3	25.3
DSW	122.7	20.6%	25.3	25.3	-	-	-	-	122.7	20.6%	25.3	25.3
Total	158.6	21.6%	34.3	34.3	59.4	25.8%	15.3	15.3	218.0	22.8%	49.7	49.7

Commodity: P2O5
Israel	80.8	24.9%	20.1	20.1	-	-	-	-	80.8	24.9%	20.1	20.1
Rotem	14.3	29.0%	4.1	4.1	-	-	-	-	14.3	29.0%	4.1	4.1
Zin	3.2	26.1%	0.8	0.8	-	-	-	-	3.2	26.1%	0.8	0.8
Oron	63.3	23.9%	15.1	15.1	-	-	-	-	63.3	23.9%	15.1	15.1

China	44.5	21.6%	9.6	4.8	-	-	-	-	44.5	21.6%	9.6	4.8
Haikou	44.5	21.6%	9.6	4.8	-	-	-	-	44.5	21.6%	9.6	4.8
Total	125.3	23.7%	29.7	24.9	-	-	-	-	125.3	23.7%	29.7	24.9

ICL Group Limited 150

(1)	Classification of Mineral Reserves is in accordance with the definitions prescribed under Regulation S-K 1300.

(2)
The point of reference for Mineral Reserves for Boulby, Cabanasses and DSW is defined as the point where ore is delivered to the processing plants. The point of reference for Mineral Reserves for Rotem, Oron and Haikou is defined as the point where ore is delivered to the beneficiation plants. The point of reference for the Mineral Reserves for Zin is defined as the point where ore is delivered to the mobile crusher.

(3)
Mineral Reserves for Boulby, Cabanasses, Vilafruns, Rotem, Oron and Zin are reported on a 100% basis. For Haikou, YPH is a consolidated subsidiary of the Company. The reported tonnages and grades are on a 100% basis. The contained P2O5 attributable to ICL reflects the Company’s 50% interest. While YPH is consolidated into ICL’s financial statements, YYTH owns a 50% minority interest in YPH.

(4)	Mineral Reserves are estimated using:

a.	Boulby - a two-year average product price of $205/t FOB.

b.	Cabanasses and Vilafruns - a medium-long term potash price of $330/t FOB.

c.	DSW - a two-year average product price of $296/t FOB.

d.	Rotem and Oron - an average of the previous two years’ prices of $1,178/t FOB for acid products and $424 /t FOB for fertilizer products.

e.	Zin – a two-year average product price of $114/t FOB for crushed phosphate rock.

f.	Haikou - an average of the previous two years’ prices of $639/t FOB for acid products and $438/t FOB for fertilizer products.

The price environment of the above-mentioned products has experienced significant volatility in recent years, which may recur in the future.

Internal Controls

Quality assurance at ICL Boulby, ICL Iberia, ICL Rotem, ICL Dead Sea and YPH, involves the use of standard practice procedures for sample collection and includes oversight by experienced technical staff during data collection, management, and interpretation. Certain quality control measures for sample analysis include in-stream sample submittal of standard reference material, blank material, and field duplicate sampling. For data verification, staff members observed drill hole locations and orientations, inspected drill cores, and compared to logs and analytical results, observed core intake, visited outcrops, and discussed with on-site geologists, including review of working maps and cross-sections. In addition, ongoing reconciliation is conducted between resource estimates and production data. Notwithstanding the above, inherent risks in quality control include potential mislabeling of samples and sample contamination, among others, but the Company maintains a close and diligent monitoring program of all quality control measures for the collection of both exploration and production data with results deemed suitable for use in the subsequent estimation of Mineral Resources and Mineral Reserves.

ICL Group Limited 151

ICL Boulby

Overview

ICL’s mining operations in the UK are conducted by its wholly owned subsidiary, Cleveland Potash Limited (ICL Boulby). ICL Boulby is an underground polyhalite mine on the coastline of northeast England, approximately 340 kilometers north of London and approximately 34 kilometers to the southeast of the town of Middlesbrough.

The mine site and shafts are approximately centered at a latitude and longitude of 54°33'05.4"N and 0°49'32.5"W. The ICL Boulby mine site has a long history of production dating back to 1969 and the mine owns a private rail line spur that connects it with the deep-water port facilities at Teesport in Middlesbrough. ICL Boulby’s mining operations are mainly conducted under the North Sea at depths greater than 1,000 meters below the surface. The operations are currently conducted as far as 8 kilometers offshore, subject to mining leases and mineral extraction licenses described below, while the mineral processing operations are conducted primarily on the surface on land owned by ICL.

Figure 2: Location of the ICL Boulby Mine (United Kingdom)

ICL Group Limited 152

Mining Concessions and Lease Agreements

ICL Boulby owns the freehold of approximately 2.41 sqkm of the mines and mineral fields in and around the mine head. These freehold mineral fields are in the process of being registered at the Land Registry. Additional mineral fields are held on a leasehold basis, including 24 onshore and 2 offshore mineral leases, covering a total area of 809.51 sqkm. As part of an ongoing reduction of nonessential leases, nine mineral leases were intentionally relinquished during 2024. Rents and royalties are paid bi-annually (January and July), and the Retail Price Index (RPI) is applied every three years. The next RPI rate will be applied on January 1, 2027, in accordance with the agreements.

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

ICL Boulby has been actively engaged in negotiations with the private property owners and recently successfully secured the renewals of three existing lease agreements. The renewal of eight of the remaining leases was referred to the High Court of Justice in London for a decision regarding the calculation mechanism. The Company estimates that the proceedings will be concluded by the end of 2025. These leases, along with two additional leases, which are still being negotiated, are expected to operate under the terms of the previous leases.

In addition to the leases referred to the High Court of Justice in London and the leases under negotiation, ICL Boulby also holds 11 active leases with expirations ranging from 2025 to 2048.

Historically, the renewal of leases has not been problematic. ICL Boulby is confident in the renewal of all land and mineral leases, as required, and expects to have or obtain all government approvals and permits necessary for exploiting all targeted mineral resources.

In 2022, the North York Moor National Planning Authorities (hereinafter - NYMNPA) granted planning permission for Polyhalite and salt extraction until 2048. To comply, ICL Boulby was required to produce management plans for NYMNPA approval. As of the reporting date, all required plans are completed and approved.

For further information regarding the concessions in the UK including royalties, mineral leases and licenses, and other matters, see Note 18 to the Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors”.

Operations

In 1968, Cleveland Potash Ltd, a newly formed company jointly owned by Imperial Chemical Industries plc (50%), Charter Consolidated Ltd (37.5%) and Anglo American plc (12.5%), received outline planning permission to construct what became the Boulby mine. Ownership was then transferred to Anglo American plc, who became the sole operator. Following an asset swap, Cleveland Potash Ltd was transferred to Minorco SA (a majority owned subsidiary of Anglo American plc). Anglo American plc, through Minorco SA remained the operator until ownership was transferred to ICL in 2002.
ICL Group Limited 153

ICL Boulby’s mining operations are situated close to the western limits of the polyhalite, potash and salt deposition in the Zechstein Basin extending inland in the UK and below the North Sea into Germany. The polyhalite seam is of the Permian Evaporite Series and is overlain by some 800 meters to 1,300 meters of younger sedimentary rocks. The polyhalite seam comprises two zones: a western zone (Zone 1), access to which was established in 2010 from one of the mine's main salt roadways, which is the current focus of mining operations, and an eastern zone (Zone 2). The polyhalite seam within the main mining areas of Zone 1 averages around 15 meters in thickness. Zone 2 is under technical review and planned operations in Zone 2 can, over time, augment and eventually supplant Zone 1.

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

Minerals (polyhalite and salt) are cut by continuous miner machines and loaded at the working face into shuttle cars. The shuttle cars transport the minerals to a feeder breaker for loading onto the mine's conveyor belt system, where it is transported to the hoisting shaft. The minerals are then batch hoisted to the surface. Mining equipment is electrically powered, whilst support/ancillary equipment is primarily diesel powered.

Polyhalite hoisted to the surface is conveyed to the mineral processing facilities. Standard and granular Polysulphate® products are produced using simple crushing and screening processes. In 2024, a total of 721 thousand tonnes of Polysulphate® were produced, which include Poly Standard for PotashpluS®. Research is currently underway regarding methods to further enhance the standard products through compaction, granulation, blending and micronutrient addition which, in combination, we anticipate will enable us to deliver new high value fertilizer products into the market.

In addition, a compaction plant produces PotashpluS®, a 50:50 blend of Poly Standard and Standard Potash (SMOP). Potash used in PotashpluS® is imported from ICL's operations in Spain (Cabanasses) and Israel (Dead Sea Works). In 2024, a total of 151 thousand tonnes of PotashpluS® were produced.

The Company also sells salt, which is a by-product and is used for de-icing purposes. In 2024, a total of 300 thousand tonnes of salt were sold.

The mine uses water sourced from a combination of mains-supplied fresh water (from local utilities) approved for industrial use from state authorities, mine brine which is pumped from various inflows to storage lagoons in the mine workings, and sea water. The mine has a stable supply of electricity from the national grid.

ICL Group Limited 154

Production

The following table sets forth the amount of total mine production of polyhalite at the Company’s mine in ICL Boulby supplied to the beneficiation plants, for the three years ended December 31, 2024, 2023 and 2022:

2024	2023	2022
Polyhalite hoisted (kt)	719	1,028	947
Total Polyhalite Production (kt)	721	1,009	953

In 2024, polyhalite hoisted tonnes were reduced to allow increased salt hoisting, as a result of increased demand for salt sales.

Property Value

As of December 31, 2024, the overall book value of the property, plant and equipment of ICL Boulby amounted to about $174 million. The Boulby mine uses modern mining, processing and transportation equipment and facilities which are maintained at a good standard.

Mineral Resource Estimate

The Company believes there are sizable resources in ICL Boulby's mine for the purpose of continued production of Polysulphate® and PotashpluS®. Exploration by ICL Boulby is continuously on-going and includes underground exploration drilling and face sampling to provide lithology and assay information to update the Mineral Resource model. From January 1, 2024 to April 1, 2024 a total of 3 exploration drillholes for 612 meters were completed. These holes are yet to be sampled. From January 1, 2024 to April 1, 2024, a total of 516 face samples were completed and 441 of them were assayed. The planned additional exploration by ICL Boulby until the end of the fiscal year is not expected to materially change the Mineral Resource estimate. Grade control drilling is also undertaken and is used to provide information on the location of the boundaries of the polyhalite seam.

Mineral Resource estimation utilizes assay results from underground exploration drillholes and face sampling. Grade control drilling is used to aid the geological modeling of the polyhalite seam. The data is considered appropriate for use in Mineral Resource estimation and is supported by robust quality assurance/quality control (QA/QC) procedures.

Exploration data was used to generate top and base of seam surfaces for polyhalite domains and footwall, hanging wall and mid seam waste units using semi-implicit modeling. Surfaces were combined to create solid volumes that formed the constraints of a sub-domained block model that acted as the basis of the Mineral Resource estimate. The P2 and P3 polyhalite seams were further sub-domained into halitic, anhydritic and high-grade zones based on assessment of ratios of polyhalite to anhydrite, polyhalite to halite and anhydrite to halite in the exploration samples. A separate sub-domain, Poly East, was created with polyhalite split into high- and low-grade subdomains for a total of eight sub-domains to control sample selection and grade estimation.  Variograms were generated on a seam basis (P2 and P3 polyhalite) after assessment for grade capping and optimization of estimation parameters. Orientation of search ellipses during grade estimation was controlled by dynamic anisotropy after assessment of local variation of seam dip.
ICL Group Limited 155

Grade estimation was carried out for K, Ca, Mg, Na, Cl and SO4. Estimation primarily used ordinary kriging for the P2 and P3 polyhalite domains. Inverse Distance Weighted (Squared) was used for grade estimation in the Poly East domain due to the limited and unevenly spaced data in this area. Estimated grades were validated by visual, statistical, and graphical means on a global and local basis prior to tabulation of the Mineral Resource estimates. Reconciliation data indicates that the resource model performs well when compared to annual plant production data.

Mineral Resources were classified based on geostatistical criteria, including kriging efficiency, with additional consideration of drillhole spacing, estimation parameters (including estimation search radius dimensions), assessment of geological and grade continuity, survey spacings, evidence from nearby mining and assessment of data quality. No Measured Mineral Resources were classified primarily due to a lack of closely spaced drillholes (needed to predict variation in salt content, polyhalite grade and seam position on a production panel basis). Assessment for the classification of Indicated Mineral Resources generally began with outlining areas where the majority of blocks had a kriging efficiency of 0.4-1.0 with further consideration of other material factors as previously described. Where grade estimation was not carried out by ordinary kriging, Indicated Mineral Resources were generally defined within 100m drillhole spacings with a small area defined up to 150m spacing in the N25E area after consideration of confidence in geological and grade continuity. Remaining areas were classified as Inferred Mineral Resources and included areas in which the seam position or grade were deemed difficult to predict.

Mineral Resources consist of a six-meter-thick horizon optimized for grade (% K) while ensuring mining operations are matched to achievable gradients for excavation. Mineral Resources and Mineral Reserves are reported using a cut-off grade of 12.0% K2O equivalent, which reflects the current ability to blend, homogenize and upgrade material as part of mine sequencing and processing. K2O is an equivalent value calculated from the estimated K based on atomic mass and ratio of K in the compound K2O. The factor used is K2O = K x 1.2046. Polyhalite, halite and anhydrite are theoretical values calculated from the elemental analysis under the assumption that all elemental K is contained within Polyhalite.

ICL Boulby – Summary of Polyhalite Mineral Resources at the end of the fiscal year ended December 31, 2024.

	Amount (Mt)	Grades/Qualities (K2O)	Cut-off grades (K2O)	Metallurgical recovery (K2O)
Measured mineral resources	-	-	12%	100%
Indicated mineral resources	39.8	13.6%
Measured + Indicated mineral resources	39.8	13.6%
Inferred mineral resources	11.5	13.5%

(1)	Classification of Mineral Resources is in accordance with the definitions prescribed under Regulation S-K 1300.

(2)	Mineral Resources were estimated by ICL Boulby and reviewed and accepted by WAI.

(3)	The point of reference for the Mineral Resources is in-situ. Mineral Resources are reported exclusive of Mineral Reserves

(4)	Mineral Resources are 100% attributable to ICL Boulby.

(5)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(6)	Mineral Resources are estimated using an average dry density of 2.77 g/cm3.

(7)	Mineral Resources are estimated using a two-year average product price of $205/t FOB, which includes a range of products, and an exchange rate of £0.79 per dollar.

ICL Group Limited 156

As of December 31, 2024, ICL Boulby had 51.3 Mt of Mineral Resources compared to 48.2 Mt as of December 31, 2023, an increase of 6.4% mainly due to ongoing exploration in 2024, partially offset by conversion of resources to reserves. The Mineral Resources Estimate for ICL Boulby is based on factors related to geological and grade models and the prospects of economic extraction. For further discussion of the material assumptions relied upon, please refer to Section 11 of the Technical Report Summary filed as Exhibit 15.2 to this Annual Report.

Mineral Reserve Estimate

The Probable Mineral Reserves are declared only for the Boulby Zone 1 area. The Mineral Reserve estimate has been derived from Indicated Mineral Resources included within the life of mine plan which have converted to Probable Mineral Reserves by applying Modifying Factors.

ICL Boulby – Summary of Polyhalite Mineral Reserves at the end of the fiscal year ended December 31, 2024.

	Amount (Mt)	Grades/Qualities (K2O)	Cut-off grades (K2O)	Metallurgical recovery (K2O)
Proven mineral reserves	-	-	12%	100%
Probable mineral reserves	7.4	13.9%
Total mineral reserves	7.4	13.9%

(1)	Classification of Mineral Reserves is in accordance with the definitions prescribed under Regulation S-K 1300.

(2)	Mineral Reserves were estimated by ICL Boulby and reviewed and accepted by WAI.

(3)	The point of reference for the Mineral Reserves is defined at the point where ore is delivered to the processing plant.

(4)	Mineral Reserves are 100% attributable to ICL Boulby.

(5)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding

(6)	A minimum mining width of 6m was used.

(7)	Mineral Reserves are estimated using a two-year average product price of $205/t FOB, which includes a range of products, and an exchange rate of £0.79 per dollar.

As of December 31, 2024, ICL Boulby had 7.4 Mt of polyhalite Mineral Reserves compared to 7.6 Mt as of December 31, 2023, a decrease of 0.2 Mt due to our continuing mining operations, partially offset by conversion of resources to reserves.

Based on Mineral Reserves of 7.4 million tonnes, the life of mine schedule for ICL Boulby runs from 2025 to 2035 (inclusive). Further work based on the current Mineral Resource of 51.3 Mt is expected to extend the life of mine.

The Mineral Reserve Estimate for ICL Boulby may be impacted by additional exploration that could alter the geological database and model of mineralization. Material assumptions regarding the technical parameter analysis, forecasted product prices, production costs, permitting decisions, or other factors may positively or negatively affect the reserves estimates. For further discussion of the material assumptions relied upon, please refer to Section 12 of the Technical Report Summary filed as Exhibit 15.2 to this Annual Report.

ICL Group Limited 157

Logistics

The Boulby mine is connected to the national road network and has easy access to train transportation routes. Pursuant to agreements with the North York Moors National Park Authority, the total transport movements by means of the network of roads to and from site to site are limited to a maximum of 150 thousand tonnes per year and a maximum of 66 trucks per day (no road movements are allowed on Sundays or public holidays). This limitation does not interfere with the future production of ICL Boulby considering its commitment to maintain the rail link to Teeside. ICL Boulby is in full compliance with all the requirements.

The rail load-out products are transported on an ICL Boulby-owned rail line which extends approximately eight kilometers from the mine entrance to a junction with the national rail network, and from there the products continue to Teesport, Middlesbrough, via the Network Rail Company, the owner and operator of the main rail line.

Eight trains per day transport Polysulphate®, PotashpluS and rock salt to Teeside. Most of the Polysulphate® output is used as a component of agricultural fertilizers, where volumes are exported by sea from the Teesport seaport to customers overseas and in the UK.

Rock salt is taken by train to Teeside and transported by ship or directly by trucks to local UK authorities for de-icing roads.

ICL Boulby leases and operates three principal storage and loading facilities: the Teesdock facility, which is a terminal located at Teesport, and two additional storage facilities that are connected to the main rail line – Cobra and Ayrton Works in Middlesbrough.

United Kingdom Concession - Everris

A UK subsidiary within the Growing Solutions segment (hereinafter – Everris Limited) owns peat mines in the UK (Creca, Nutberry and Douglas Water). Peat is used as a component in the production of professional growing media. Extraction permits for Creca were granted until the end of 2051, and the site is currently operative. However, mining activity in Nutberry and Douglas Water ceased in 2024, following the expiration of their permits. Restoration at these sites has commenced.

ICL Group Limited 158

ICL Iberia

Overview

The Company's potash mining operations in Spain are carried out by ICL Iberia and marine transportation is performed by Trafico de Mercancias (a wholly owned subsidiary of ICL Iberia). ICL Iberia holds mining rights for two underground potash mines, Cabanasses and Vilafruns, located in Catalonia in northeast Spain. As part of the Company's strategic decision to concentrate its production at the Súria site (Cabanasses mine), in June 2020 ICL Iberia consolidated its sites and potash production at the Sallent site (Vilafruns mine) was discontinued. The Vilafruns mine has been maintained on a care and maintenance basis since June 2020. As a result, the Company operates only at the Cabanasses mine, which is located in the town of Súria in Catalonia, Spain, approximately 12 kilometers north of the district capital of Manresa in the Cardener river valley. The Cabanasses mine is approximately centered on the geographic coordinates: latitude 41°50’27”N and longitude 01°45’07”E. The Vilafruns mine is approximately centered on the geographic coordinates: latitude 41°50’25”N and longitude 01°52’39”E.

The mines are located within the Catalan Potash Basin, a sub basin in the northeast of the Ebro Basin which extends along the southern flank of the Pyrenees through eastern Spain. Sylvinite, consisting of a mixture of potash (sylvite or KCl) and salt of late Eocene age occurs in two seams (Seams A and B) which are vertically separated by 3 to 6 meters and found at depths of approximately 730 to 1,000 meters below the surface. At Cabanasses, mining of sylvinite is conducted according to a modified room and pillar method before being transported by conveyor to the surface. Potash is then separated from salt at a processing plant located near the mine. The mine site is served by roads/railways and is near major highways. Potash in Súria was first discovered in 1912 and its commercial development began in 1920. ICL acquired the mines in 1998.

Figure 3: Location of Cabanasses and Vilafruns Mines (Spain)

ICL Group Limited 159

Mining Concessions and Lease Agreements

While ICL Iberia owns the land on which surface facilities are located, ICL Iberia conducts its mining activities in Spain pursuant to concessions granted to it by the Spanish government which owns all the underground mining rights. ICL Iberia was granted mining rights based on legislation of Spain’s government from 1973 and regulations accompanying this legislation. Further to this legislation, the government of the Catalonia region published special mining regulations whereby ICL Iberia received individual concessions for each of 126 different sites that are relevant to current and possible future mining activities. Some of the concessions are valid until 2037 and the remainder are effective until 2067. Although the lease for the "Reserva Catalana", an additional site where mining did not commence, formally expired in 2012, according to the Spanish authorities, the aforementioned lease agreement remains valid until a final decision is made regarding the renewal. ICL Iberia currently has no intention of using the “Reserva Catalana” zone in the short to medium-term.

A total of 126 concessions for the extraction of rock salt and potash awarded to ICL Iberia cover the Cabansses and Vilafruns operations covering an area of 42,489 hectares (425sqkm) in the province of Barcelona, and 26,809 hectares (268sqkm) in the province of Lerida. As required by law, the concessions are to be renewed prior to their expiration date. As part of a renewal process, the Company is required to prepare and present a basic technical report describing the intended use of the mines. If a concession expires, a bidding process will be initiated. ICL Iberia applies in advance for the renewal of mining concessions and, to date, has experienced no difficulties in renewing them.

For further information, see Note 18 to the Audited Financial Statements.

Operations

The ICL Iberia mines have a long history of operations with commercial development commencing in Súria in 1929 and continuing under various owners. In 1986, the operations were merged into the state-owned company Súria K. In 1992, the group became Grupo Potasas and privatization of the operations commenced. Grupo Potasas was purchased by ICL Iberia in 1998.

The Cabanasses mine is accessible by two shafts and a decline. The potash seams are extracted underground using continuous miner machines and transported by a series of conveyors to the Súria processing plant, located at the surface, where it is processed to separate the potash and salt.

The shafts are used for worker access and ventilation while mined material is transported via the decline. The mining method used to extract the seams is a modified ‘room and pillar‘ method. The potash seams and salt horizons do not require drilling or blasting and are mined using electric powered continuous miner machines, equipped with a moveable boom-mounted rotary cutting head. The cuttings are collected and fed into a conveyor that discharges the mined material to the rear of the machine, where it is loaded into 25 tonne diesel-powered haul trucks. The trucks haul the material to ore passes where it is vertically transferred to the development level below and an internal conveyor system transports it to the decline. The five-kilometer decline is installed with a conveyor that transports the mined material to the Súria processing plant. In addition to transporting sylvinite ore, the conveyor is also used to batch transport some salt mined during development of the underground access tunnels in the development level.

The completion of the decline and installation of the conveyor system has increased the haulage capacity of the mined material to 1,000 tonnes per hour (compared with previous shaft haulage capacity of 400 tonnes per hour). In addition, the decline and the installation of a new main ventilation fan in 2023 improved ventilation in the mine, and air now intakes down both shafts, circulates within the working areas and exits out the decline. This increased ventilation has allowed additional continuous miners, haulage trucks and ancillary equipment to operate within the mine for longer periods of time.
ICL Group Limited 160

The mineral processing includes crushing, grinding, desliming, froth flotation, drying and compacting. There are separate warehouses for the final standard and granular potash products. In addition, there is a vacuum salt plant that produces industrial salt (UVS), specialty salt (SP Salt) and pure potash, and a rock salt facility that produces salt for de-icing purposes. In 2024, a total of 802 thousand tonnes of potash product were produced (including 16 thousand tonnes of pure potash). In addition, 406 thousand tonnes of industrial salt, 90 thousand tonnes of specialty salt and 597 thousand tonnes of rock salt were also produced.

The power utilized by the Spanish mining operations is purchased from third party electric companies and is generally produced from green energy sources.

Following the substantial completion of several expansion projects, the annual production capacity of the Súria processing plant is around 1.1 million tonnes of potash product. Mining operations at the Cabanasses mine continue to ramp up to meet the processing plant capacity.

Due to Vilafruns being placed on a care and maintenance basis in June 2020, and with the expectation that the Sallent site will be vacated, the resources at this mine have remained static over the past five years. Vilafruns is not considered material to the Company’s business or financial condition.

Production

The following table sets forth the amount of the total mine production of potash at the Súria plant in ICL Iberia, for the three years ended December 31, 2024, 2023 and 2022:

	Potash Production at Súria Plant, ICL Iberia
	2024	2023	2022
Ore hoisted from Cabanasses mine	3,247	2,795	2,928
Head Grade % KCl	26.7%	24.3%	25.3%
KCl Produced (kt)	802	601	680
Product Grade % KCl	95.5%	95.5%	95.3%

Property Values

As of December 31, 2024, the overall book value of the property, plant and equipment of the Cabanasses mine amounted to about $569 million. The Cabanasses mine uses modern mining, processing and transportation equipment and facilities which are maintained at a good standard.

As of December 31, 2024, the overall book value of the property, plant and equipment related to the surface installations of the Sallent site amounted to about $3.5 million and the Villafruns mine has been fully impaired.

ICL Group Limited 161

Mineral Resource Estimate

Mineral Resource estimation involves the creation of a computerized geological block model using the drilling data from underground drilling campaigns and from exploratory surface drilling. At Cabanasses, underground drilling is carried out on a regular basis. From January 1, 2024, to October 15, 2024, a total of 97 underground exploration drillholes relating to 40,398 meters were completed and used to collect 754 samples for assaying. The planned additional underground exploration drilling by ICL Iberia from the conclusion of this period to the end of the fiscal year is not expected to materially change the Mineral Resource estimate. Surface drilling has been conducted at different times over the last few decades. No surface drilling was undertaken in 2024.

The KCI grade is interpolated into the block model using an inverse distance method (ID2). Zones that are potentially mineable are defined, considering the thickness, the grade, and the structure of the sylvinite seams. Mineral Resource classification was established using wireframe perimeters within the extents of the modelled mineralization. The Mineral Resource classification methodology considers the confidence in the drillhole data, the geological interpretation, geological continuity, data spacing and orientation, spatial grade continuity and confidence in the Mineral Resource estimation process. Areas identified as being below a cut-off grade of 10% KCl and areas of low seam thicknesses are considered by ICL Iberia to not have economic potential and are excluded from the Mineral Resource estimate.

Measured Mineral Resources are classified based on a drill spacing of 80m – 100m. Indicated Mineral Resources are classified based on a drill spacing of up to 1,700m and within areas covered by seismic survey. Inferred Mineral Resources include the remaining area of the licenses and covered by seismic survey with some limited surface drilling.

Cabanasses – Summary of Potash Resources at the end of the fiscal year ended December 31, 2024.

	Amount (Mt)	Grades/ Qualities (KCl)	Cut-off grades (KCI)	Metallurgical recovery (KCI)
Measured mineral resources	81.7	25.0%	10%	86.5%
Indicated mineral resources	53.8	23.6%
Measured + Indicated mineral resources	135.5	24.5%
Inferred mineral resources	242.6	27.4%

(1)	Classification of Mineral Resources is in accordance with the definitions prescribed under Regulation S-K 1300.

(2)	Mineral Resources were estimated by ICL Iberia and reviewed and accepted by WAI.

(3)	The point of reference for Mineral Resources is in-situ. Mineral Resources are reported exclusive of Mineral Reserves.

(4)	Mineral Resources are 100% attributable to ICL Iberia.

(5)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(6)	Mineral Resources are estimated using an average dry density of 2.1 t/m3.

(7)	Mineral Resources are estimated using a medium-long term potash price of $373/t FOB and an exchange rate of €0.91 per US dollar.

ICL Group Limited 162

As of December 31, 2024, Cabanasses had 378.1 Mt of potash Mineral Resources compared to 378.8 Mt as of December 31, 2023, a decrease of 0.2% that resulted primarily from a transfer of prior Inferred Resources to Indicated Resources and those to Probable Reserves due to a 2024 drilling campaign.

The Mineral Resources estimate for Cabanasses is based on factors related to geological and grade models, as well as the prospects of economic extraction. For further discussion of the material assumptions relied upon, please refer to Section 11 of the Technical Report Summary filed as Exhibit 15.3 to this Annual Report.

Vilafruns – Summary of Potash Resources at the end of the fiscal year ended December 31, 2024.

	Amount (Mt)	Grades/ Qualities (KCl)	Cut-off grades (KCI)	Metallurgical recovery (KCI)
Measured mineral resources	12.6	31.0%	10%	86.5%
Indicated mineral resources	9.4	32.1%
Measured + Indicated mineral resources	22.0	31.5%
Inferred mineral resources	30.7	28.9%

(1)	Classification of Mineral Resources is in accordance with the definitions prescribed under Regulation S-K 1300.

(2)	Mineral Resources were estimated by ICL Iberia and reviewed and accepted by WAI.

(3)	Mineral Resources are reported in-situ and are exclusive of Mineral Reserves.

(4)	Mineral Resources are 100% attributable to ICL Iberia.

(5)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(6)	Mineral Resources are estimated using an average dry density of 2.1 t/m3.

(7)	Mineral Resources are estimated using a medium-long term potash price of $373/t FOB and an exchange rate of €0.91 per US dollar.

As of December 31, 2024, Vilafruns had 52.7 Mt of potash Mineral Resources which was unchanged from the 52.7 Mt as of December 31, 2023, due to the Sallent site being put into care and maintenance in 2020. The Mineral Resources estimate for Vilafruns is based on factors related to geological and grade models and the prospects of economic extraction. For further discussion of the material assumptions relied upon, please refer to Section 11 of the Technical Report Summary filed as Exhibit 15.3 to this Annual Report.

Mineral Reserve Estimate

Mineral Reserve estimation used the geological block model and application of Modifying Factors based on historic data for “dilution”, “mining recovery” and “cut-off grade” of 19% KCl etc. This data is provided to the Mine Planning Department to spatially define the mine planning of access tunnels to all mineable blocks and then mining fleet activity scheduling to plan the life of the mine.

The parameters used in determining the cut-off grade take into consideration geology (continuity, structure), mining method, mining recovery, mining dilution, plant recovery, technical feasibility, operating costs, and historical, as well as forecasted product prices. The cut-off grade calculations are made by economists in ICL Iberia’s finance department. The calculation considers a medium-to-long-run forecast of selling prices, costs and expected ore production. A conservative approach to selling prices was used.
ICL Group Limited 163

The Proven and Probable Reserves take into consideration the cut-off grade criteria detailed above. The mining recovery and dilution factors, which are required in the conversion of resources to reserves take into consideration the mining method and the geological conditions in the mine and consist of historical yield data based on 20 years of operations at the mines. The mining recovery ranges from approximately 25% to 60% by ICL Iberia’s “room and pillar” modified layout. The reserve quantity (in tonnes) and grade are quoted as those that are expected to be delivered to the processing plant and are subject to metallurgical recovery factors. Metallurgical recovery factors consist of historical yield data and are based on operational experience. A processing plant recovery of 86.5% is used and is unchanged from 2022. The final product is 95.5% KCl to avoid quality losses.

Cabanasses – Summary of Potash Reserves at the end of the fiscal year ended December 31, 2024.

	Amount (Mt)	Grades/ Qualities (KCl)	Cut-off grades (KCI)	Metallurgical recovery (KCI)
Proven mineral reserves	35.9	25.2%	19%	86.5%
Probable mineral reserves	59.4	25.8%
Total mineral reserves	95.3	25.6%

(1)	Classification of Mineral Reserves is in accordance with the definitions prescribed under Regulation S-K 1300.

(2)	Mineral Reserves were estimated by ICL Iberia and reviewed and accepted by WAI.

(3)	The point of reference for the Mineral Reserves is defined at the point where ore is delivered to the processing plant.

(4)	Mineral Reserves are 100% attributable to ICL Iberia.

(5)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(6)	A minimum mining width of 5m was used.

(7)	Mineral Reserves are estimated using medium-long term potash price of $330/t FOB and an exchange rate of €0.91 per US dollar.

As of December 31, 2024, Cabanasses had 95.3 Mt of potash Mineral Reserves compared to 96.3 Mt as of December 31, 2023, a net decrease of 1% mainly due to our continuing mining operations, partially offset by conversion of resources to reserves resulting from exploratory drilling in 2024.

Based on Mineral Reserves of 95.3 million tonnes the life of mine schedule for Cabanasses runs from 2025 to 2045 (inclusive).

There are no Mineral Reserves for Vilafruns as of December 31, 2024, which is unchanged since December 31, 2021, due to the discontinuation of activity at the Sallent site and the Vilafruns mine being put into care and maintenance. For further discussion of the material assumptions relied upon, please refer to Section 12 of the Technical Report Summary filed as Exhibit 15.3 to this Annual Report.

ICL Group Limited 164

Logistics

ICL Iberia transports the excavated ore by conveyor belt from the Cabanasses mine to the Súria processing plant. The final products, potash and salt, are transported from the Súria processing plant to local customers by trucks, and via railway to Barcelona port to the overseas markets.

A designated railway line is used to transport potash and salt from the Súria processing plant to the Barcelona port. ICL Iberia’s shipments are made via a terminal it owns at the port. In addition, ICL Iberia owns and maintains approximately 1.5 kilometers of standard gauge railway at the Súria site that connects to the regional rail network. In 2024, up to four trains left daily, each with a total payload capacity of 840 tonnes, spread over up to 21 freight cars. The rail route for product transport from Súria to the terminal in the port of Barcelona is about 80 kilometers. The train traction engine and part of the bulk freight car rolling stock is operated by the owner and operator FGC (Ferrocarrils de la Generalitat de Catalunya).

ICL Iberia owns and operates its own facilities at the Port of Barcelona through its wholly owned subsidiary, Tráfico de Mercancias, S.A. (Tramer). The facilities include bulk potash and salt storage warehouses, including freight car and rail truck conveyor unloading facilities, within an area of 80,492 square meters divided into three zones.

As part of the plan to increase ICL Iberia’s production capacity, upgrades to logistics infrastructure at the Súria site have been completed, including the rail load out facilities and the Company’s berth at the Barcelona port, in such a manner that will allow transport and export of about 2.3 million tonnes of potash and salt products per year.

ICL Group Limited 165

Rotem Amfert Israel (ICL Rotem)

Overview

ICL Rotem, a limited liability company and wholly owned subsidiary of ICL, operates three open-pit phosphate mining sites comprising the Rotem operation in the Negev Desert region of southern Israel, each with its own beneficiation plant. The Rotem operation includes the large-scale sites at Oron and Rotem. In addition, in 2024, ICL resumed limited mining activities at Zin. The Rotem site is located approximately 17 kilometers to the south of the town of Arad and east of the town of Dimona, at approximately latitude 31°04’00”N and longitude 35°11’50”E. The Oron and Zin sites lie to the southeast of the town of Yeruham. The Oron site is approximately centered on the geographic coordinates of latitude 30°54’00”N and longitude 35°00’59”E. The Zin site is approximately centered on the geographic coordinates: latitude 30°50’35”N and longitude 35°05’22”E. These sites are accessible by road and rail.

Figure 4: Location of the Rotem, Oron, Zin, and DSW Properties (Israel)

Israel has a well-established and high-quality road network, making travel and access within the country, and to ICL properties, straightforward and efficient. The Rotem site is 150 kilometers by road from Ashdod, a Mediterranean port, via Route 258 and Highways 25 and 40. The Oron site is located 30 kilometers southwest of Rotem and is linked to Rotem via Route 206, which joins Highway 25. The Zin site is 10 kilometers east of Oron and is located at the end of the current rail network in the Negev desert. It is linked to Oron by Route 227 and by an internal private haul road. All three sites of ICL Rotem are connected by rail to the port of Ashdod on the Mediterranean and by road to the port of Eilat on the Red Sea. Exports are mainly handled via Ashdod, where ICL has its own dedicated facilities, though exports to Asia Pacific are typically handled via Eilat.

ICL Group Limited 166

Mining Concessions and Lease Agreements

ICL Rotem has been mining phosphates in the Negev in Israel for more than sixty years. Mining is conducted in accordance with phosphate mining concession, which is granted as required by Israel’s Ministry of Energy and Infrastructure under the Mines Ordinance, by the Supervisor of Mines, as well as mining authorizations issued by the Israel Lands Authority (hereinafter – the Authority). The concession relates to quarries (of phosphate rock), whereas the authorizations cover the use of land as active mining areas.

On December 29, 2024, ICL Rotem was granted a new mining concession which replaces ICL Rotem’s current mining concession, which was valid until the end of 2024. The new concession covers an area of 177.8 sqkm and includes the fields of Rotem, including Hatrurim, Zafir Field, and Oron-Zin, as well as an area of approximately 0.3 sqkm to the north of Oron (“North Oron”), for a period of 20 years, effective January 1, 2025, until December 31, 2044, and only as long as mining can be conducted on a commercially viable basis, following a competitive process that was held by Israel’s Ministry of Energy and Infrastructure. The Company has also been granted an exploration license for all the phosphate sites in the New Concession.

As of the reporting date, ICL Rotem has one lease agreement in effect until 2041, as well as two additional lease agreements, one for the Zin plant which expired in 2024, for which the Company is working on a renewal with the Israel Land Authority - Southern Region, and additional one for the Oron plant, which expired in 2017. Regarding the Oron plant, the Company has an agreement in principle with the Israel Land Authority - Southern Region regarding the expected issuance of a lease agreement until the end of 2025. Following the receipt of the new concession, the Company expects renewed lease agreements to be issued for a period that coincides with the new concession.

Mining Royalties

As part of the terms of the concessions, in respect of mining of phosphate, ICL Rotem is required to pay the State of Israel royalties based on a calculation as stipulated in the Israeli Mines Ordinance.

In accordance with the Mines Ordinance (Third Addendum A), the royalty rate for production of phosphates is 5% of the value of the quarried material.

Under the terms of the concessions and in order to continue to hold the concession rights, ICL Rotem is required to comply with additional reporting requirements, in addition to the payment of royalties.

Planning and Building

The mining and quarrying activities require a zoning approval of the site based on a plan in accordance with the Israel’s Planning and Building Law, 1965. Such plans are updated, as needed. As of the reporting date, there are several requests at various stages of deliberation pending for consideration by planning authorities.

In 2016, the Southern District Committee for Planning and Construction approved a detailed site plan for mining phosphates in the Zin‑Oron area (hereinafter – the Plan). The Plan, which covers an area of about 350 square kilometers, will permit the continued mining of phosphate located in the Zin valley and in the Oron valley for a period of 25 years or until the exhaustion of the raw material – whichever occurs first, with the possibility of an extension (under the authority of the District Planning Board). In addition, as part of the Plan, the Company is in the final stages of approving a specific mining plan for the northern Oron area, which includes 0.3 square kilometers.
ICL Group Limited 167

The Company is making efforts to promote suitable alternatives for additional resources that will secure its future phosphate operations at ICL Rotem. As part of these efforts it is working to advance future mining of phosphate rock in other areas, subject to permits and approvals, such as a plan to mine phosphates in Barir field, which is located in the southern part of the South Zohar deposit in the Negev Desert. Currently no mining concession exists for this area. There is no certainty regarding the timelines for the submission of the plan, its approval, or further developments with respect to the Barir field site.

For further information regarding ICL Rotem’s royalties, planning and building proceedings, leases, and other matters, see Note 18 to the Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors”.

Operations

In 1952, Negev Phosphate Corporation was founded at Oron. In 1966, Arad Chemical Industries was formed and specialized in the production of phosphoric acid. Both companies were owned by the Israeli government, which formed a new holding company, Israel Chemicals Ltd. In 1975, Negev Phosphate Corporation and Arad Chemical Industries merged under the Negev Phosphate name. Following this, a new subsidiary company was created, Rotem Fertilizer Corporation, which began production of fertilizers and phosphoric acid. In 1977, the Zin mine and beneficiation plant were constructed. In 1982, Israel Chemicals Ltd. acquired Amsterdam Fertilizers (Amfert) and in 1989, Amfert was merged with Rotem Fertilizer Corporation under the name Rotem Amfert Group. In 1991, Negev Phosphate Corporation and Rotem Amfert Group were merged under the name Rotem Amfert Negev Ltd., thereby combining all of Israel Chemicals Ltd.’s phosphate operations in the Negev desert.

Rotem, Oron and Zin comprise large open pit phosphate sites in the southern part of Israel in the Negev region. ICL Rotem currently operates large-scale mining operations at Oron and Rotem, while limited mining activities are currently undertaken at Zin. The Company began operations at Oron in the 1950s and at Rotem and Zin in the 1970s.

The deposits are part of the Mediterranean phosphate belt extending from Turkey, through Jordan and Israel, and westward through Egypt, Tunisia and Morocco. The deposits are of Campanian age (83.5 to 71 million years ago) and formed as stratiform sedimentary deposits on an ocean margin. Each of the said fields in Israel has a similar layered structure and geological composition, with the phosphate preserved as relatively thin seams along the margins and within the axes of two northeast to southwest trending asymmetrical synclines (basins or trough-shaped folds). Oron and Rotem lie within a single syncline located northwest of the Zin syncline. The three deposits have been proved over extensive distances in terms of length (Rotem 10 kilometers, Oron 16 kilometers and Zin 22 kilometers) and width (4 kilometers each).

The phosphate seams are overlain by overburden consisting of a layer of alluvium and conglomerates, followed by a thick layer of marl and/or oil shale with a phosphatic-limestone caprock layer below. The thickness of the overburden is generally 10 to 50 meters but can reach 70 meters. The caprock is a consistent marker horizon that defines the contact with the phosphate rock. Three main phosphate seams are present at Rotem and Oron, while at Zin up to five are present. The seams are typically 1 to 4 meters in thickness. Bands of interburden up to 1 meter thick are found between the seams and include chert, marl and limestone. Both the caprock and interburden can contain phosphate, although this is generally of lower grade and considered non-economic. The phosphate deposits are underlain by a sequence of marls, limestone and chert.
ICL Group Limited 168

The method of mining in ICL Rotem is by conventional open pit methods. Mining at Oron and Zin is undertaken by a contractor while Rotem uses a combination of owner and contractor mining. Overburden is removed using drilling and blasting (where required) or free digging by hydraulic excavators. Material is loaded into rigid dump trucks and transported to waste dumps, which include mined out areas of the pits where it is used for on-going restoration works. The phosphate seams are selectively mined using dozers with rippers that make 0.5 meter deep cuts into the phosphate rock. The phosphate is then pushed by the dozers into small stockpiles for loading by front end loaders or hydraulic excavators into trucks and transported to the beneficiation plants. Each mine site has varying layers and thicknesses of overburden, interburden and phosphate rock, so that the size of the mining equipment conforms to the mining sites and the operating requirements. The Company is committed to ongoing restoration work, as it has done to date, at all of its mine sites.

All three sites have associated beneficiation plants, which include crushing, grinding and flotation processing methods. The beneficiation plants at Rotem and Oron are currently operational, while processing operations at the Zin beneficiation plant were discontinued in 2020. At the Rotem site (located in Mishor Rotem), additional processing facilities are present and include: two sulphuric acid plants, three green phosphoric acid plants, a white phosphoric acid plant, three superphosphate plants, two granular fertilizer plants, an MKP plant and a Pekacid plant. Most of the production is used to produce phosphoric acid and fertilizers. The plants at Mishor Rotem are powered primarily from electricity generated by the Company at its sulphuric acid plants, as well as from gas combustion from the national gas network (which recently replaced oil shale) and by the national grid. All the power utilized by the Oron beneficiation plant is purchased from the national grid in Israel. All water used by the site is supplied and approved for industrial use by the state authorities.

The deposits are classified by ICL Rotem mainly based on the amount of organic material present in the phosphate rock. Central areas of the deposits are generally associated with higher levels of organics while lower organic contents are generally found towards the deposit margins. The organic content dictates the processing methods and final products. The following classification of phosphate ores is used: White (<0.25% organic matter), Low Organic (0.25 to 0.35% organic matter), Brown and High Organic (>0.35 to 1.0% organic matter) and Bituminous (>1.0% organic matter).

Based on the availability of these ores, the existing production scenario used by ICL Rotem is as follows:

•
White phosphate rock from Oron is mined and processed at the Oron beneficiation plant and the phosphate concentrate is transported to the Rotem plant for further processing into higher added value products such as white phosphoric acids for food applications.

•	Low organic phosphate rock from Rotem mine is processed at Rotem plant to produce green (impure) phosphoric acids for agricultural applications.

•
Bituminous phosphate rock from the center of the Rotem deposit is mined and used to produce fertilizers at Rotem plant. Further significant bituminous phosphate exists within the deeper parts of the Rotem deposit, however, only limited mining of this has occurred to date due to the presence of thick overburden (10 to 50 meters) containing horizons of oil shale. The oil shale contains 12% to 21% organic matter and is susceptible to self-combustion when exposed by mining.

ICL Group Limited 169

The existing production scenario is planned to continue until 2025 when white phosphate rock at Oron will be mostly depleted. To maintain current production levels, the following changes to the operation will then be made by ICL Rotem:

•
The Oron beneficiation plant will be reconfigured to allow brown and low organic phosphate rock to be mined and processed at Oron and the phosphate concentrate transported to the Rotem plant for use in the production of green phosphoric acid. In addition, brown phosphate rock from Oron will be transported by truck to the Rotem beneficiation plant and used to produce additional green phosphoric acid and fertilizers after 2029.

•
The Rotem beneficiation plant will process bituminous phosphate rock mined from Rotem and the concentrate used in the production of white phosphoric acid. Overburden containing horizons of oil shale will be stripped to allow access to the underlying bituminous phosphate rock. An upper limit of around 20% of the total overburden will be allowed to contain oil shale and this will be transported to designated waste dumps and capped using marl rock.

•	Bituminous phosphate rock from Rotem will also continue to be used to produce fertilizers.

•
Mining of the available bituminous phosphate rock at Rotem to produce white phosphoric acid is planned to be completed by the end of 2029 and the remainder of white phosphate at Oron will be used for specialty fertilizers.

•
Small scale mining at Zin of approximately 0.2 Mtpa of low organic phosphate rock is planned to continue for the life of mine using in-pit crushing and screening and final processing at the Oron beneficiation plant.

The planned changes to the operation are based on recent pilot plant testwork that included 250 kt of brown phosphate and 180 kt of bituminous phosphate being successfully processed through the existing plants to produce green and white phosphoric acids, respectively.

For further information and description of certain risks relating to the mining operation at the Negev Desert, see Note 18 to the Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors”, respectively.

Production

The following table sets forth the amount of total mine production of phosphate ore at the Company’s mines in the Negev Desert supplied to the beneficiation plants for the three years ended December 31, 2024, 2023 and 2022:

Year Ended December 31,
	2024	2023	2022
Tonnes mined (kt)	5,808	5,770	4,488
Grade (%P2O5 before / after beneficiation)	23% / 31%	25% / 32%	26% / 32%

ICL Group Limited 170

The following table sets forth the approximate amounts of products produced after processing by our operations in the Negev Desert for the three years ended December 31, 2024, 2023 and 2022:

	Product Produced After Processing at ICL Rotem (kt)
	2024	2023	2022
Phosphate Rock*	2,375	2,309	2,170
Green Phosphoric Acid	503	520	508
Fertilizers	1,024	1,033	1,044
White Phosphoric Acid	154	150	176
Specialty Fertilizers	100	78	95

* Figures relate to phosphate concentrate produced by the Oron and Rotem beneficiation plants for further processing at the Rotem acid and fertilizer facilities.

Property Values

As of December 31, 2024, the overall book value of the property, plant and equipment of ICL Rotem, amounted to about $856 million. The ICL Rotem operations use modern mining, processing and transportation equipment and facilities which are maintained at a good standard.

Mineral Resource Estimate

The deposits have been extensively explored by surface exploration drilling using rotary percussion methods. Core drilling is occasionally undertaken when additional geological information is required. Mineral Resources are estimated using lithology and assay information from exploration drilling. At Oron, a total of 1,931 drillholes for 36,822m have been drilled and produced 4,508 composite samples. At Rotem, a total of 1,503 drillholes for 68,347m have been drilled and produced 2,791 composite samples. At Zin, a total of 2,126 drillholes for 43,924m have been drilled and produced 5,449 composite samples. All samples were analyzed for P2O5.

Drilling is initially undertaken on 200 to 250 meters spacing and then infilled on 50 to 70 meters spacing where needed. Rock chip samples or core samples are logged and collected by ICL Rotem’s geologists and sent to the Oron preparation facility before chemical analysis at the Rotem laboratory. Chemical analysis includes P2O5 and all potential contaminant elements.

The ICL Rotem geological department uses geographical information system software and mining software to create geological models for each of the phosphate deposits based on the drillhole logging information and assay data. Wireframe surfaces are created for each of the phosphate seams and interburden with further sub-division as required. The models include overburden which is used in the calculation of strip ratios.

Grade estimation of P2O5 and the contaminant elements within the phosphate seams is undertaken using inverse distance weighting estimation. The geological models are depleted annually to account for mining.

In determining the resources and reserves, cut-off grades of 20% to 25% P2O5 were applied, depending on the processing characteristics of the phosphate rock and the existing and planned beneficiation processes.

ICL Group Limited 171

Rotem, Zin, and Oron – Summary of Phosphate Mineral Resources at the end of the fiscal year ended December 31, 2024.

Category	White Phosphate	Low Organic Phosphate	High Organic & Brown Phosphate	Bituminous Phosphate	Total	Grades/ Qualities	Cut-off grades	Metallurgical recovery
	(millions of tonnes)					(P2O5)

Rotem	Measured	-	15.9	-	62.6	78.5	28.8%	25%	54% and 69%
	Indicated	-	-	-	-	-	-
	M + Ind	-	15.9	-	62.6	78.5	28.8%
	Inferred	-	-	-	-	-	-
Zin	Measured	-	11.8	10.0	24.3	46.1	25.3%	23%	56%
	Indicated	-	-	-	-	-	-
	M + Ind	-	11.8	10.0	24.3	46.1	25.3%
	Inferred	-	-	-	-	-	-
Oron	Measured	1.3	-	7.1	33.0	41.4	24.0%	20%	59% and 60%
	Indicated	-	-	-	-	-	-
	M + Ind	1.3	-	7.1	33.0	41.4	24.0%
	Inferred	-	-	-	-	-	-
Total	Measured	1.3	27.7	17.1	119.9	166.0	26.6%
	Indicated	-	-	-	-	-	-
	M + Ind	1.3	27.7	17.1	119.9	166.0	26.6%
	Inferred	-	-	-	-	-	-

(1)	Classification of Mineral Resources is in accordance with the definitions prescribed under Regulation S-K 1300.

(2)	Mineral Resources were estimated by ICL Rotem and reviewed and accepted by WAI.

(3)	The point of reference for the Mineral Resources is in-situ. Mineral Resources are reported exclusive of Mineral Reserves.

(4)	Mineral Resources are 100% attributable to ICL Rotem.

(5)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(6)	Mineral Resources are estimated using average dry densities ranging from 1.8 to 1.9 t/m3.

(7)
Mineral Resources are estimated using an average of the previous two years’ prices of $1,178/t FOB for acid products and $424/t FOB for fertilizer products, and exchange rates of NIS 3.58 per US dollar and €0.91 per US dollar.

ICL Group Limited 172

As of December 31, 2024, ICL Rotem had 166.0 Mt of phosphate resources compared to 275.2 Mt as of December 31, 2023, a decrease of 109.2 Mt which resulted from conversion of resources to reserves based on the planned changes to the operation following successful processing trials. Additionally, some bituminous phosphate resources at Rotem in areas of thick oil shale overburden were removed from the Mineral Resource estimate as they are no longer suitable for mining.

The Mineral Resources estimate for ICL Rotem is based on factors related to geological and grade models and the prospects of economic extraction. For further discussion of the material assumptions relied upon, please refer to Section 11 of the Technical Report Summary filed as Exhibit 15.4 to this Annual Report.

Mineral Reserve Estimate

Mineral Resources are converted to Mineral Reserves by application of Modifying Factors including geological factors (continuity and structure), mining methods, mining recovery and dilution, beneficiation methods and metallurgical recoveries, technical feasibility, operating costs, restoration costs and product revenues. These factors are used by ICL Rotem to calculate P2O5 cut-off grades and identify potential mining blocks. The strip ratio of overburden to phosphate rock is also considered when converting resources to reserves. In addition, an upper limit of around 20% oil shale in the total overburden is used to define the reserves at Rotem.

The quantity and grade of the calculated reserves are those that are expected to be delivered to the beneficiation plants and are subject to metallurgical recovery factors. The Oron and Rotem beneficiation plants have been developed over the past few decades for the optimum upgrading of the phosphate rock to concentrate containing typically 31% to 32% P2O5. The Zin beneficiation plant will not be used for processing the reserves.

The existing production scenario used by the operation will continue until the end of 2025, after which the operation will switch to the new production scenario. Based on this expected scenario, the life of mine of the ICL Rotem operation is as follows:

•
Rotem site: The life of mine at Rotem runs from 2025 to 2029 (inclusive) based on 1.3 Mt of reserves of low organic phosphate that will be mined in 2025 and 13 Mt of reserves of bituminous phosphate for production of fertilizers and white phosphoric acid, with an annual average mining rate of 2.6 Mt in the years 2025-2029. Reserves of bituminous phosphate are only reported for areas in which the total overburden required to be mined contains a maximum of around 20% oil shale. Significant resources (62.6 Mt) of bituminous phosphate are present beneath an overburden containing higher amounts of oil shale and the Company plans further technical studies to assess the potential for mining and stockpiling this overburden

•
Oron site: The life of mine at Oron runs from 2025 to 2040 (inclusive) based on 3.0 Mt reserves of white phosphate rock, with an annual average mining rate of 0.2 Mt for the years 2025-2040, as well as 60.3 Mt of reserves of brown and low organic phosphate, of which 0.6 Mt will be mined in 2025 and 30 Mt in the years 2026-2040 at an annual average mining rate of 2 Mt. In the years 2030-2040, 29.7 Mt of brown phosphate rock will be transported to Rotem beneficiation plant for processing to produce additional green phosphoric acid and fertilizers at an annual average mining rate of 2.7 Mt.

•
Zin site: The life of mine at Zin runs from 2025 to 2040 (inclusive) based on: reserves of 3.2 Mt low organic phosphate for small-scale product sales (using minor mining operation equipment located inside the open pit without utilizing the Zin beneficiation plant). Additional resources (11.8 million tonnes) of low organic phosphate are available at Zin should these be required by the Company in the future.

According to the Reserves estimates as of December 31, 2024, ICL Rotem operation is not expected to significantly change until 2029 (inclusive), at which time ICL Rotem will reassess its production activity in light of market conditions and available alternatives, including the success of its efforts to increase the reserves for its operations.

Rotem, Zin, and Oron – Summary of Phosphate Mineral Reserves at the end of the Fiscal Year Ended December 31, 2024.

ICL Group Limited 173

Category	White Phosphate	Low Organic Phosphate	High Organic & Brown Phosphate	Bituminous Phosphate	Total	Grades/ Qualities	Cut-off grades	Metallurgical recovery
	(millions of tons)					(P2O5)
Rotem	Proven	-	1.3	-	13.0	14.3	29.0%	25%	54% and 69%
	Probable	-	-	-	-	-	-
Zin	Proven	-	3.2	-	-	3.2	26.1%	23%	50%
	Probable	-	-	-	-	-	-
Oron	Proven	3.0	2.4	57.9	-	63.3	23.9%	20%	59% and 60%
	Probable	-	-	-	-	-	-
Total	Proven	3.0	6.9	57.9	13.0	80.8	24.9%
	Probable	-	-	-	-	-	-

(1)	Classification of Mineral Reserves is in accordance with the definitions prescribed under Regulation S-K 1300.

(2)	Mineral Resources were estimated by ICL Rotem and reviewed and accepted by WAI.

(3)
The point of reference for the Mineral Reserves for Rotem and Oron is defined at the point where ore is delivered to the beneficiation plants, for Zin it is defined at the point where ore is delivered to the mobile crusher.

(4)	Mineral Reserves are 100% attributable to ICL Rotem.

(5)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding

(6)	A minimum mining width of 0.5m was used.

(7)
Mineral Reserves are estimated using an average of the previous two years’ prices of $1,178/t FOB for acid products and $424/t FOB for fertilizer products and $114/t FOB for phosphate rock from Zin, and exchange rates of NIS 3.58 per US dollar and €0.91 per US dollar.

As of December 31, 2024, ICL Rotem had 80.8 Mt of phosphate reserves compared to 34.6 Mt as of December 31, 2023, an increase of 46.2 Mt which resulted mainly from conversion of resources to reserves based on the planned changes to the operation following successful processing trials.

Assumptions regarding the technical parameter analysis, forecasted product prices, production costs, permitting decisions, or other factors may positively or negatively affect reserves estimates. For further discussion of the material assumptions relied upon, please refer to Section 12 of the Technical Report Summary filed as Exhibit 15.4 to this Annual Report.

ICL Group Limited 174

Logistics

Most of ICL Rotem’s products, whether in a solid or liquid state, are transported in bulk from Rotem and Oron by road or rail to the Ashdod port or by road to the Eilat port. Typically, ICL’s products are transported by ship to markets in the Asia Pacific region from Eilat port, and, to Europe, South America and the US from Ashdod port.

Within the Rotem site, there is a rail loading facility that typically loads up to 30 wagons for each delivery. Approximately 1.4 million tonnes of products per year are transported by rail to the Ashdod port, about 250 thousand tonnes by road to the Ashdod port and about 10 thousand tonnes are transported by road to the port of Eilat.

ICL Tovala, a wholly owned subsidiary of ICL, is responsible for transporting phosphate concentrate between processing facilities in road-going rigid trucks and trailers. Each trailer has a payload of 40 tonnes. Around 1.1 million tonnes of phosphate concentrate per year are transported from the Oron beneficiation plant to the Rotem facilities by truck for additional processing.

From the Ashdod port, approximately 650 thousand tonnes of sulphur are transported to Rotem each year. Sulphur arrives at the port of Ashdod from overseas, where it is loaded onto road going trucks and transported to the Company’s sulphur dispatch, situated approximately 5 kilometers from the port. At the depot, it is loaded into rail cars and then transported to Mishor Rotem.

Dead Sea Works

Overview

Dead Sea Works (DSW) is located on the south-west shore of the Dead Sea’s southern basin and is operated by ICL Dead Sea, a wholly owned subsidiary of ICL. It is one of the world’s largest producers and suppliers of potash products, in addition to a range of chemical products. The main product produced at the plant is muriate of potash (MOP) for use as agricultural fertilizer. DSW has 37 ‘ponds’ covering an area of 146.7 sqkm and associated processing facilities.

The DSW processing facilities are approximately centered on the geographic coordinates: latitude 31°02’18”N and longitude 35°22’15”E. The Dead Sea region is the lowest point on the earth’s surface.

Figure 5 : Location of the DSW, Rotem, Oron and Zin Properties (Israel)

ICL Group Limited 175

Water from the northern Dead Sea basin is pumped into evaporation ponds, where the mineral carnallite precipitates out of the solution and sinks as a deposit on the bottom of the ponds. Floating barges with cutter suction dredgers, harvest the carnallite and pump this solution to processing facilities located at the southern end of the site, where it is processed into potash products. In addition, bromine, metal magnesium, magnesium chloride and salt are also produced.

DSW is located alongside Highway, 90 which runs broadly North to – South from the port of Eilat in the south, northwards alongside the Dead Sea and onwards through Tiberias near the Sea of Galilee in the north of the country. Products from DSW are transferred to either the port of Ashdod (on the Mediterranean Sea) or the port of Eilat (on the Red Sea).

Mining Concessions and Lease Agreements

Pursuant to the Israeli Dead Sea Concession Law, 1961 (hereinafter – the Concession Law), as amended in 1986, and the concession deed attached as an addendum to the Concession Law, DSW was granted a concession to utilize the resources of the Dead Sea and to lease the land required for its plants in Sodom for a period ending on March 31, 2030. According to the Concession Law, should the government decide to offer a new concession after the expiration date to another party, it will first offer the new concession to DSW with terms that are no less attractive than those it may offer to that party.

The concession covers a total area of 652 sqkm, including the evaporation ponds that cover an area of 146.7 sqkm.

In accordance with section 24 (a) of the Supplement to the Concession Law, it is stated, among other things, that at the end of the concession period all the tangible assets located in the concession area will be transferred to the government in exchange for their amortized replacement value – the value of the assets as if they were purchased as new at the end of the concession period, less their technical depreciation based on their maintenance condition and the unique characteristics of the Dead Sea area. As per section 24 (b) of the Supplement to the Concession Law of the State of Israel, capital investments made within the 10-year period before the end of the concession require prior consent of the Israeli government, unless they can be fully deducted for tax purposes before the end of the concession period. However, the government's consent to any fundamental investment that may be necessary for the proper operation of the plants will not be unreasonably delayed or denied. In 2020, an agreement was concluded between the Company and the government for the purpose of implementing section 24(b). The agreement determines, among other things, the manner of examining new investments and the consent process. In addition, the agreement determines the Company's commitment to invest in fixed assets, including for preservation and infrastructure, as well as for ongoing maintenance of the facilities in the concession area (for the period beginning in 2026) and the Company's commitment to continue production of potassium chloride and elemental bromine (for the period commencing 2028), all subject to the conditions specified in the agreement. Such commitments do not change the way the Company currently operates. The Company engages with the government in accordance with the agreement and obtains investment approvals as required.

In consideration of the concession, DSW pays royalties and lease rentals to the Government of Israel and is subject to the Law for Taxation of Profits from Natural Resources, in addition to regular income tax.

For further information regarding ICL Dead Sea royalties, taxes, concessions and other matters, see Notes 15 and 18 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors.
ICL Group Limited 176

Operations

In the early part of the 20th century, the Dead Sea began to attract interest from chemists due to its concentration of minerals. In 1929, a concession was granted by the British Mandatory government to the newly formed Palestine Potash Company. During the 1930’s, two processing plants were constructed to extract potash, of these, the plant on the northern Dead Sea basin was destroyed in 1948 during Israel's War of Independence. In 1952, Dead Sea Works was founded by the Israeli government as a state-owned enterprise based on the remnants of the Palestine Potash Company. Major expansions of DSW occurred during the following decades under continued ownership by the Israeli government, which formed a new holding company, Israel Chemicals Limited.

The concentration of minerals extracted from the Dead Sea (including potash and bromine), constituting raw materials for production, is gradually increasing due to the hydrological deficit experienced by the Dead Sea over the past 40 years.

ICL’s extraction of minerals from the Dead Sea begins with an evaporation process facilitated by the hot and dry desert climate of the Dead Sea region. Due to the hydrological deficit, the sea is declining at a rate of over 1 meter per year and is currently about 440 meters below sea level. As a result, the Dead Sea is divided into two parts: the natural Northern Basin and the Southern Basin where artificial evaporation ponds and dams have been constructed.

The production process begins with the pumping of brine from the Northern Basin into the evaporation ponds in the Southern Basin (a distance of about 15 kilometers) using the Company’s pumping station. In 2024, ICL pumped approximately 469 million cubic meters of water from the Northern Basin into the evaporation ponds, of which approximately 318 million cubic meters of brine were returned at the end of the process to the Northern Basin. In 2024, the Company produced approximately 3.7 million tonnes of potash from the Dead Sea, as well as 190 thousand tonnes of bromine, 17 thousand tonnes of metal magnesium, 125 thousand tonnes of salt and 111 thousand tonnes of solid magnesium chloride.

The evaporation ponds extend over an area of approximately 146.7 square kilometers and are divided into two main subsystems – an array of ponds for precipitating salt (mineral waste from the production process), and a series of ponds for precipitating carnallite (the target mineral constituting a raw material for the production of potash).

The salt pond known as Pond 5 is the largest pond, at approximately 80 square kilometers, and consists of 9 sub-ponds (156, 155/1 to 155/3, and 154/1 to 154/5). Pond 5 was built during the 1960s by construction of a large dam, where in the center of the dyke surrounding it a partition (separation clay core) was installed for sealing and preventing potential leakage of solutions. This dam marks the Southern Basin of the Dead Sea on the Israeli side and allowed the continued existence of the Southern Basin due to the system of pumping stations and flowing channels that are operated as part of the industrial operational system of the evaporation ponds. In order to continue operation of Pond 5, the dyke was raised several times during the last 50 years.

The evaporation processes give rise to concentration of brines and the precipitation of the salt to the floor of the pond. The remaining brines are rich in potash, magnesium and bromide. These brines are pumped into the systems of other ponds, and, as a result of continued evaporation, carnallite precipitates. Carnallite (MgCl2KCl(H2O)6), the raw material used for production of potash, metal magnesium and chlorine, contains around 27% KCl. Within the DSW ponds, salt is also present and the composition of the pond carnallite is approximately 23% KCl. The carnallite is harvested from the ponds by floating barges with cutter suction dredgers and is sent, as slurry, to our production plants. The overall grade of the harvested material is around 20% KCl when accounting for the salt contained in it. The brine from the end of the carnallite ponds is used as a raw material in the production of bromine and magnesium chloride.
ICL Group Limited 177

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

In addition, a rise in the water level of Pond 5 above a certain point may cause structural damage to the foundations of hotel buildings situated close to the water’s edge, to the settlement of Neve Zohar, and to other infrastructure that is located along the western shoreline of Pond 5.

The preservation of the water level in Pond 5 at a maximum height (15.1 meters), which was reached at the end of 2021, was achieved through a joint project of the Dead Sea Preservation Government Company Ltd. and DSW (which financed 39.5% of the project's cost) by constructing coastline defenses. The project included raising the dyke along the western beachfront of Pond 5 across from the hotels together with a system to lower subterranean water. Construction work with respect to the hotels' coastline has been completed, and elevation work in the intermediate area between two hotel complexes has been conducted by the Dead Sea Preservation Government Company Ltd. and is nearing completion.

Commencing in 2022, the brine volume in Pond 5 has been preserved through the salt harvesting project ("the Permanent Solution"), the plan for which was approved by the National Infrastructures Committee and the Israeli Government and includes the construction of the P 9 pumping station. As of the reporting date, the water level of Pond 5 has not exceeded its maximum height. Approximately 8 million tonnes of salt per year are primarily recovered using an electric powered cutter suction dredger. The Company is working to add a second dredger whose commissioning is planned for 2027. The salt is contained within a slurry which is pumped to the eastern area of the pond and is deposited on dedicated stockpiles that are constructed and managed by excavators. After the salt is allowed to dry, the remaining brine solution is returned to the pond by gravity. The stockpiled salt is eventually transferred back to the Northern Basin using a 24-kilometer conveyor system (currently undergoing detailed engineering design), which is planned to be commissioned in 2027. In 2024, due to the security situation in Israel, the harvesting activity of the dredger was temporarily halted. The Company operated alternative excavators to support harvesting operations. The Company is considering the deployment of a third medium-sized dredger in order to augment its ability to address future operational risks.

For further information, see Note 18 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors.

The receding level of the Dead Sea is not to be confused with the rising water level in Pond 5 discussed above. These two seemingly contradictory phenomena are occurring simultaneously, as Pond 5 is in the Southern Basin at a higher elevation than the main body of the sea lying to its North, necessitating a special pumping station to regularly feed the pond with brine. While the brine level of Pond 5 is rising due to the accumulation of salt on its floor and the pumping of brine from the Northern Basin of the Dead Sea, the water level of the Northern Basin is receding, due to the reduction of the flow of water from the Jordan river to the Northern basin and evaporation, including evaporation from the ponds of ICL and those of Arab Potash Company (APC), used in their production processes. As a result of the decline of the Dead Sea level, sinkholes in the Dead Sea area are occurring with increasing frequency over recent years. Most sinkholes develop in the growing, dried up part of the Northern Basin of the Sea, where the pumping station and the feeding canal of DSW are located. To protect operational infrastructure, DSW monitors the area and fills the relevant sinkholes when they appear.
ICL Group Limited 178

An additional effect of the decline in the level of the Dead Sea is the erosion of the Arava stream, which flows along the international border between Israel and Jordan. This erosion could endanger the future stability of the eastern dykes in the array of salt and carnallite ponds. The Company is analyzing the situation to find solutions to prevent or retard this occurrence in the long term. The Company continues to conduct ongoing monitoring and activities on site to protect the dykes. As part of these efforts, in 2020 the Company completed the research phase aimed at gathering information for the detailed planning of a project to prevent the continued erosion of the stream. The detailed design was completed in 2022, and optimization activities are currently being undertaken by the Company. All activities are being implemented with full cooperation of the Arab Potash Company. Prior to commencing the project, relevant permits from the authorities are required due to the project's engineering complexity, proximity to the border, soil instability and the environmental sensitivity of the entire area. Insofar as it is decided to commence the project, the Company estimates that its completion is likely to take several years.

For further information, see “Item 3 - Key Information— D. Risk Factors.

The Company has operated an improved cogeneration power station in Sodom, Israel, since 2018. This power station supplies electricity and steam required to support production of ICL's plants in Sodom, and it sells its surplus electricity to other ICL companies and external customers via the national grid in Israel. It has a capacity of about 330 tonnes of steam per hour and about 230 MWh. The Company operates the power station concurrently with an older power station which continues to operate on a limited basis as a "hot back up". Due to the new plant's operation by natural gas, as well as its high efficiency and advanced pollution reduction technology, the new plant also allows for a significant reduction in direct air emissions, including greenhouse gas emissions.

Production

The following table sets forth the amount of our total production at DSW for the three years ended December 31, 2024, 2023 and 2022:

Production (kt)
	2024	2023	2022
Potash	3,700	3,819	4,011
Compacting plant*	1,764	1,737	1,561
Bromine	190	143	178
Cast Mg	17	17	22

*Figures relate to granular potash produced from total potash

ICL Group Limited 179

Property Value

As of December 31, 2024, the overall book value of the property, plant and equipment of ICL Dead Sea, as presented in its financial statements, amounted to over $6 billion, which is based on Replacement Cost accounting (as used assets) and is supported by an opinion from an independent appraiser. The DSW operation uses modern mining, processing and transportation equipment, and facilities which are maintained at a good standard.

The Company believes that the applied Replacement Cost Methodology used in the opinion to estimate the fair value coincides with the methodology mentioned in the Concession Law for future valuation of the Property, Plant and Equipment upon termination of the concession period. Nevertheless, there could be other interpretations to the manner of implementation of the Concession Law’s provisions or with respect to the valuation methodology. Therefore, the estimated value with respect to the Concession Law could materially differ from the Company's estimates, even with respect to the same assets and dates.

Mineral Resource Estimate

Exploration by ICL Dead Sea involves the chemical analysis of source brine from the northern Dead Sea basin and the monitoring of changes in brine concentration during transfer between the various ponds of the operation along with quarterly sonar surveys to determine the thickness of carnallite on the floor of the ponds. In 2024, a total of 2,080 brine samples were taken and 8,320 results were produced following chemical analysis.

DSW is not a typical mining operation that can be explored by drilling. It is also not a typical solution mining operation that would require an assessment of porosity and fluid flow within a rock mass. However, even though the source of brine is renewed to a certain extent by inflow to the northern Dead Sea basin, the resource cannot be considered either fully renewable or infinite. The Mineral Resource estimation process used by ICL Dead Sea involves long-term predictive modeling of brine inflow rates and changes to brine chemical composition based on the following steps:

1.	Determination of the pumping rate of brines from the northern Dead Sea area.

2.	Determination of expected recovery of product based upon:

a.	Ability to determine composition and consistency of supply.

b.	Ability to predict consistency of evaporation and mineral precipitation.

3.	Determination of Mineral Resource classification is based upon:

a.	Any variation in the supply rate and composition.

b.	Any variation in the return flow of brines to the northern Dead Sea basin to assess efficiency and consistency of process.

c.	Variation in the precipitation of mineral amounts.

4.	Assessment of potential changes to any of the above factors.

It is also important to consider the future external impact on what is a dynamic hydrological system. The primary factor that affects the source brines is the continuing decrease in the sea level of the northern basin of the Dead Sea and its effect on the chemistry of the Dead Sea water. A water deficit due to reduced inflow results in changing the chemistry of the remaining brine. The concentration of KCl has increased over time, and the concentration of NaCl has decreased due to halite deposition in the northern Dead Sea basin. This reduction in water level with associated changes in water chemistry are predicted to continue and are incorporated in the resource estimation process.

ICL Group Limited 180

DSW - Summary of Potash Mineral Resources at the end of the fiscal year ended December 31, 2024.

Classification	Amount (Mt)	Average Grade (KCl)	Cut-off grades (KCl)	Metallurgical recovery (KCl)
Measured mineral resources	297.9	20.8%	0%	80.4%
Indicated mineral resources	1,642.4	21.2%
Measured + Indicated mineral resources	1,940.3	21.1%
Inferred mineral resources	463.0	21.2%

(1)	Classification of Mineral Resources is in accordance with the definitions prescribed under Regulation S-K 1300.

(2)	Mineral Resources were estimated by ICL Dead Sea and reviewed and accepted by WAI.

(3)	Mineral Resources are reported as being contained within the carnallite ponds following pumping from the northern Dead Sea basin.

(4)	Mineral Resources are reported on an in-situ basis and are exclusive of Mineral Reserves.

(5)	Mineral Resources are 100% attributable to ICL Dead Sea.

(6)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(7)	Dead Sea Works is a dredging operation, and therefore no minimum mining width has been applied.

(8)	Mineral Resources are estimated using average dry densities of 1.67 t/m3.for carnallite and 2.16 t/m3 for salt.

(9)	Mineral Resources are estimated using a medium-long term potash price of $320/t FOB and an exchange rate of NIS 3.58 per US dollar.

As of December 31, 2024, DSW had 2,403 million tonnes of potash resources compared to 2,170 million tonnes as of December 31, 2023, an increase of 10.7% due to an updated production model. For further discussion of the material assumptions relied upon, please refer to Section 11 of the Technical Report Summary filed Exhibit 15.5 to this Annual Report.

ICL Group Limited 181

Mineral Reserve Estimate

Mineral Reserves are estimated based on the annual harvesting rate of material contained within the carnallite ponds by the barges. An average rate of around 23.4 million tonnes per year (based on a five-year average) is used. Mining factors of 100% mining recovery and 0% mining dilution are applied. Mineral Reserves are limited by the current concession which expires on March 31, 2030.

DSW – Summary of Potash Reserves at the end of the fiscal year ended December 31, 2024.

	Amount (Mt)	Average Grade (KCl)	Cut-off grades (KCl)	Metallurgical recovery (KCl)
Proven mineral reserves	122.7	20.6%	0%	80.4%
Probable mineral reserves	-	-
Total mineral reserves	122.7	20.6%

(1)	Classification of Mineral Reserves is in accordance with the definitions prescribed under Regulation S-K 1300.

(2)	Mineral Reserves were estimated by ICL Dead Sea and reviewed and accepted by WAI.

(3)	The point of reference for the Mineral Reserves is defined at the point where ore is delivered to the processing plant.

(4)	Mineral Reserves are 100% attributable to ICL Dead Sea.

(5)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(6)	Dead Sea Works is a dredging operation, and therefore no minimum mining width has been applied.

(7)	Mineral Reserves are estimated using a two-year average product price of $296/t FOB and an exchange rate of NIS 3.58 per US dollar.

As of December 31, 2024, DSW had 122.7 million tonnes of potash reserves compared to 138.5 million tonnes as of December 31, 2023, a decrease of 10.4% due to ongoing extracting operations, partially offset by an updated production model. The Mineral Reserves estimate for DSW may be impacted by material assumptions regarding forecasted product prices, production costs, permitting decisions (most notably the 2030 expiration of the concession; an extension to the concession would increase reserves), or other relevant factors that may positively or negatively affect the Mineral Reserve estimate. For further discussion of the material assumptions relied upon, please refer to Section 12 of the Technical Report Summary filed as Exhibit 15.5 to this Annual Report.

The life of mine based on the current concession at DSW is 5.25 years (to March 31, 2030) based on Mineral Reserves of 122.7 million tonnes.

Logistics

The potash produced at ICL Dead Sea's facilities is transported to the Eilat port by truck or by means of a conveyor belt that was built over 18 kilometers to the railhead located at Tzefa in Mishor Rotem, and from there the output is transported to the Ashdod port by train or by truck. Other products are transported by truck and train to ports for export.

The port of Ashdod is in the west of Israel on the Mediterranean Sea coast and approximately 100 kilometers from Mishor Rotem. The port of Eilat is in the far south of Israel on the Red Sea coast. It is approximately 180 kilometers from DSW and is accessible by road. Typically, shipments exiting the Eilat port are to India and Asia Pacific, whereas sales to Europe, South America and the US are sent from the Ashdod port.

ICL Group Limited 182

YPH China

Overview

YPH, ICL's subsidiary in China, which is equally owned with Yunnan Yuntianhua Corporation Ltd. ("YYTH"), holds a phosphate mining license that was issued in 2015 by the Division of Land and Resources of the Yunnan district in China for the Haikou mine, which the Company operates and is valid until January 2043. In addition, the Company held an unutilized mining license for the Baitacun deposit which expired in April 2023. In 2022, the Company completed a risk survey to assess the feasibility and profitability of the Baitacun deposit and is currently working to renew its license for an additional ten years. As such no Mineral Resources or Mineral Reserves are currently stated for Baitacun.

Haikou is an open pit mine located to the west of Haikou Town, in the Xishan district, 30 kilometers south of Kunming City. Haikou is approximately centered on the geographic coordinates: latitude 24°46’33”N and longitude 102°28’29”E. The Baitacun deposit, where mining activities have not yet commenced, is located approximately 5 kilometers northeast from the Haikou mine.

The Haikou mine has been in operation since 1966 and the mining license is spread over 9.6 square kilometers. The Haikou mine is divided into four blocks. The phosphate resources in blocks 1 and 2 have been extensively mined. Mining in block 3 began in 2015, and mining activities in block 4 began at the end of 2017.

Figure 6: Location of Haikou Mine (China)

ICL Group Limited 183

Mining Concessions and Lease Agreements

With respect to mining rights, in accordance with China’s "Natural Resources Tax Law", YPH pays royalties of 8% on the selling price, based on the market price of the rock prior to its processing.

In 2016, a subsidiary of YYTH (hereinafter – YPC) issued a statement whereby in 2010 it entered into agreements with the local authority of Jinning County, Yunnan Province and Jinning Lindu Mining Development and Construction Co. Ltd. (hereinafter - Lindu Company), according to which Lindu Company is permitted to mine up to two million tonnes of phosphate rock from a certain area measuring 0.414 square kilometers within the area of the Haikou mine (hereinafter – the Daqing Area) and to sell such phosphate rock to any third party in its own discretion. In 2024, an agreement was reached between YPH, Lindu Company and YPC. Under this agreement, Lindu Company will be allowed to complete its mining activities in the Daqing Area, with a limit of up to 2 million tonnes. In exchange, YPC will compensate YPH by providing the same quantity and quality of rock that Lindu Company mined within a maximum of five years.

In 2024, YPH acquired the surface rights for an area (hereinafter – the NBTU Area) located in the southwest of the concession. YPH now holds the surface rights for most of the concession area and in 2025 will continue to work to acquire the surface rights for a remaining area (hereinafter – the HOM Area) located in the southeast of the concession. YPH believes this will be completed by the end of 2026 and does not affect the right or ability to perform the proposed work on the Property

For further information regarding the concessions in China including royalties, mining licenses, rights, and other matters, and for a description of certain risks relating to the operations in China, see Note 18 to the Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors”, respectively.

Operations

The Haikou mine was established in 1966 and was most recently owned and operated by YYTH. In 2015, through YPH, ICL entered a joint venture with YYTH.

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

The mining in the Haikou mine is via open pit mining using conventional methods by means of drilling and blasting, hydraulic excavators, mining trucks and tractors for mining phosphates. Mining of the phosphate can be highly selective where required.

ICL Group Limited 184

Mining is undertaken in three stages. In the first stage, the upper ground level is stripped and stored or spread out over mined areas for reclamation purposes. In the second stage, drilling, blasting, and stripping of the upper overburden level is executed (consisting of hard siliceous dolomite). In the third stage, mining of phosphate is performed by drilling and blasting every inter-layer separately. A layer of interburden with an average thickness of 11 meters is present between the upper and lower phosphate layers and consists of interbedded phosphate (non-economic) bearing sandy dolomite, which is also drilled, blasted and removed. The lower phosphate layer is underlain by dolomite which is not mined. The phosphate layers are mined based on three quality categories:

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

Based on the patches' appearance of the medium and high-grade phosphate, mining is performed by small mining equipment, trucks with a capacity of 40 tonnes and excavators with a bucket capacity of 3 to 6 cubic meters.

Phosphate ore is trucked to on-site processing facilities which include two beneficiation plants, a flotation plant and a scrubbing plant (which was reconfigured in 2024 to a dry crushing process) where it is processed to produce phosphate concentrate at a minimum grade of 28% P2O5. The concentrate is then transported to the on-site chemical processing plant (”3C”) for further processing into saleable products including fertilizers and phosphoric acids. The 3C chemical plant is part of YPH. Additional sources of phosphate ore come from on-site surface stockpiles and phosphate rock purchased from third parties, which increased from 34 thousand tonnes in 2023 to 416 thousand tonnes in 2024.

The flotation plant processes low to medium grade phosphate ore by crushing, grinding and flotation, and produces phosphate concentrate which is pumped as a slurry to the 3C chemical plant via a 6.5 kilometer pipeline. Flotation processing capacity at Haikou is 3.4 million tonnes per year, producing approximately 2.2 million tonnes per year of phosphate concentrate.

The scrubbing plant processes medium to high grade phosphate ore. In 2024, the plant was re-configured to dry crushing and concentrate produced from medium grade ore is transported to the flotation plant for further beneficiation, while concentrate produced from higher grade ore is transported to the 3C chemical plant. In 2024, a total of 544 thousand tonnes of concentrate were produced by the scrubbing plant. In addition, small amounts (41 thousand tonnes in 2024) of high-grade phosphate ore are transported to the 3C chemical plant for dry grinding and use in production of triple super phosphate (TSP) fertilizer.

The 3C chemical plant includes four sulphuric acid facilities, three green phosphoric acid facilities, one facility for manufacture of technical grade white phosphoric acid, one factory for manufacture of food grade white phosphoric acid and an additional six fertilizer facilities. These facilities are powered by electricity generated from the sulphuric acid production process, as well as from the national power network. Access to the production sites is by road and train.

There are two tailings storage facilities (TSFs): Flotation TSF and Gypsum TSF. The Flotation TSF receives tailings from the flotation and scrubbing plants while the Gypsum TSF receives gypsum tailings produced by the 3C chemical plant. In 2022, the Company completed the construction of infrastructure for the expansion of the TSFs, and in April 2022, it received an official certification enabling the expansion of the TSF's area, which is required as part of YPH’s ongoing operations plan.

The Haikou site is well connected to the national road and rail network and is connected to the national grid, with the region being a major supplier of hydroelectric power. All water used by the site is supplied and approved for industrial use by the state authorities.
ICL Group Limited 185

Production

The following table sets forth the amount of total mine production of phosphate ore at the Haikou mine (and the relevant grade) supplied to the beneficiation plants, for the three years ended December 31, 2024, 2023 and 2022:

	Total Mine Production of Raw Ore at YPH
	2024	2023	2022
Tonnes mined (kt)	3,575	3,646	3,223
Grade (% P2O5 before/after beneficiation)	21% / 28%	22% / 28%	22% / 28%

(1)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

The following table sets forth the approximate amounts of product produced after processing by the operations at the Haikou mine, for the three years ended December 31, 2024, 2023 and 2022:

	Product Produced After Processing at YPH (kt)
	2024	2023	2022
Phosphate Rock *	2,715	2,657	2,497
Green Phosphoric Acid	694	682	676
Fertilizers	605	609	611
White Phosphoric Acid	124	95	94
Specialty Fertilizers	152	113	92

* Figures relate to phosphate concentrate produced by the flotation, scrubbing plants for further processing at the 3C chemical plant.

Property Value

As of December 31, 2024, the overall book value of the property, plant and equipment of Haikou    amounted to about $289 million. The Haikou mine uses modern mining, processing and transportation equipment and facilities which are maintained at a good standard.
ICL Group Limited 186

Mineral Resource Estimate

Mineral Resources are estimated using lithology and assay information from exploration drilling and includes a total of 300 drillholes for 23,915m with 5,252 samples collected and analyzed for P2O5. Drilling is undertaken on 100 to 150 meters spacing and then infilled on 50 to 100 meters spacing where needed. No exploration drilling was undertaken in 2024.

The YPH geological department uses geographical information system software and mining software to create geological models of the phosphate seams based on drillhole logging information and assay data. Wireframe surfaces of the phosphate seams, subdivided by high, medium and low-grade domains are created and used as the basis of the Mineral Resource estimate. The model includes overburden which is used in the calculation of strip ratios. Grade estimation of P2O5 and contaminant elements in the phosphate seams is undertaken using inverse distance weighting estimation. Mineral Resources are constrained by limiting boundaries as two-dimensional polygons for each of the upper and lower phosphate layers and these are updated annually to account for depletion by mining.

YPH Haikou – Summary of Phosphate Mineral Resources at the end of the fiscal year ended December 31, 2024.

	Amount (Mt)	Grades/ Qualities (P2O5)	Contained P2O5 (Mt)	Contained P2O5 Attributable to ICL (Mt)	Cut-off grades (P2O5)	Metallurgical recovery (P2O5)
Measured mineral resources	3.0	22.3%	0.67	0.33	15%	86.9%
Indicated mineral resources	2.3	24.0%	0.55	0.28
Measured + Indicated mineral resources	5.3	23.0%	1.22	0.61
Inferred mineral resources	0.2	20.0%	0.04	0.02

(1)	Classification of Mineral Resources is in accordance with the definitions prescribed under Regulation S-K 1300.

(2)	Mineral Resources were estimated by YPH and reviewed and accepted by WAI.

(3)	The point of reference for Mineral Resources is defined on an in-situ basis. Mineral Resources are exclusive of Mineral Reserves.

(4)
YPH is a consolidated subsidiary of ICL. The reported tonnages and grades are on a 100% basis. The contained P2O5 attributable to ICL reflects the Company’s 50% interest. While YPH is consolidated into ICL’s financial statements, YYTH owns a 50% minority interest in YPH.

(5)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(6)	Mineral Resources are estimated using average dry densities ranging from 2.29 to 2.78 t/m3.

(7)
Mineral Resources are estimated using an average of the previous two years’ prices of $639/t FOB for acid products and $438/t FOB for fertilizer products and an exchange rate of 7.20 RMB per US dollar.

ICL Group Limited 187

As of December 31, 2024, Haikou had 5.5 Mt of phosphate resources which was unchanged from the 5.5 Mt as of December 31, 2023 because there has been no exploration drilling in 2024. The Mineral Resources estimate for Haikou is based on factors related to geological and grade models and the prospects of economic extraction. For further discussion of the material assumptions relied upon, please refer to Section 11 of the Technical Report Summary filed as Exhibit 15.6 to this Annual Report.

Mineral Reserve Estimate

The average quality of phosphate ore at Haikou is around 21.6% P2O5 and is divided into 3 grades: Grade I (highest grade) > 30% P2O5, Grade II- 24-30% P2O5 and Grade III- 15-24% P2O5. Phosphate is beneficiated in the scrubbing facility in the flotation plant, or in the grinding facility. The quantities and grades of the calculated Mineral Reserves are those that are expected to be delivered to the beneficiation plants prior to application of metallurgical recovery. The average metallurgical recovery through the beneficiation plants is 86.9%.

In determining these reserves, a cut-off grade of 15% P2O5 was applied in accordance with the flotation plant capability to produce usable concentrate rock (28% P2O5), which is the average quality required to produce phosphoric acid in the Yunnan region. The boundaries of the phosphate layers are physically well defined and all phosphate rock above the cut-off grade is mined.

The reported Mineral Reserve estimate was constrained by mining outlines and includes diluting materials and allowances for losses. The strip ratio of overburden to phosphate rock is also considered and an upper limit of 2.2 bank cubic meters of overburden per tonne of phosphate over the life of mine is used. All Proven Reserves were derived from the Measured Mineral Resource classification. The results of the Mineral Reserve estimate are supported by the outcomes of an economic analysis completed in support of the operational business plan.

Based on the Company's knowledge, we have all the government approvals and permits that are necessary for the reserves in China.

YPH Haikou – Summary of Phosphate Mineral Reserves, at the end of the fiscal year ended December 31, 2024.

	Amount (Mt)	Grades/ Qualities (P2O5)	Contained P2O5 (Mt)	Contained P2O5 Attributable to ICL (Mt)	Cut-off grades (P2O5)	Metallurgical recovery (P2O5)
Proven mineral reserves	44.5	21.6%	9.6	4.8	15%	86.9%
Probable mineral reserves	-	-	-	-
Total mineral reserves	44.5	21.6%	9.6	4.8

(1)	Classification of Mineral Reserves is in accordance with the definitions prescribed under Regulation S-K 1300.

(2)	Mineral Reserves were estimated by YPH and reviewed and accepted by WAI.

(3)	The point of reference for Mineral Reserves is defined at the point where ore is delivered to the beneficiation plants.

(4)
YPH is a consolidated subsidiary of ICL. The reported tonnages and grades are on a 100% basis. The contained P2O5 attributable to ICL reflects the Company’s 50% interest. While YPH is consolidated into ICL’s financial statements, YYTH owns a 50% minority interest in YPH.

(5)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(6)	A minimum mining width of 1.0m was used.

(7)	Mineral Reserves are estimated using an average of the previous two years’ prices of $639/t FOB for acid products and $438/t FOB for fertilizer products and an exchange rate of 7.20 RMB per US dollar.

ICL Group Limited 188

As of December 31, 2024, Haikou had 44.5 Mt of phosphate reserves compared to 50.9 Mt as of December 31, 2023, a decrease of 12.6%, due to depletion from mining and an updated mining schedule.

Based on Mineral Reserves of 44.5 million tonnes, the life of mine schedule for Haikou runs from 2025 to 2042 (inclusive) and it assumes a reduction of the mining rate at Haikou due to a permit requirement. To maintain current production capacity, additional phosphate rock for processing can be procured from third parties. In addition, the mining concession for the Baitacun deposit is currently in the process of being renewed by YPH.

Assumptions regarding the technical parameter analysis, forecasted product prices, production costs, permitting decisions, or other factors may positively or negatively affect the reserves estimates. For further discussion of the material assumptions relied upon, please refer to Section 12 of the Technical Report Summary filed as Exhibit 15.6 to this Annual Report.

Logistics

YPH holds the Haikou mine, beneficiation plants, the 3C chemical plant and two plants for production of downstream products – one located close to the Haikou mine and the other in proximity to the Kunming airport.

Most of the transport of raw materials from the Haikou mine to the 3C chemical plant is executed via pipeline (slurry), whereas a small part is transported by trucks.

Most of the products are sold to the local market in northern China and are transported from the 3C chemical plant directly to customers, by train or marine shipment, mainly from two exit ports, QinZhou port and Fangchengang, while a small part is transported to customers in the Yunnan region. Fangcheng port and Zhanjiang port are also used for importing sulphur, in the amount of approximately 630 thousand tonnes per year, subject to YPH’s demand and existing sources.

Item 4A – UNRESOLVED STAFF COMMENTS

Not Applicable.
ICL Group Limited 189

Item 5 – FINANCIAL RESULTS AND BUSINESS OVERVIEW

A.	OPERATING RESULTS

The information included in the discussion and analysis below provides details on the information for the years ended December 31, 2024. and December 31, 2023. Certain Information related to the year ended December 31, 2022. has not been included. It can be found in the Company's filing of Form 20-F for the year ended December 31, 2023.

Principal Factors affecting our Results of Operations and Financial Condition

As a multinational company our financial results are affected by changes in the demand for basic agricultural products, global economic trends, changes in terms of trade and financing, and fluctuations in currency exchange rates. As part of our business strategy implementation, we take steps to adapt our marketing and production policies to evolving global market conditions, improve cash flow, diversify sources of finance, strengthen our financial position, and optimize efficiency and minimize costs.

In both 2024 and 2023, approximately 4% of our total sales derived from sales in Israel. In 2024 and 2023, approximately 54% and 52%, respectively, of our total sales derived from production activities outside of Israel. There is not a single customer on which we are materially dependent, or that accounted for more than 10% of the Company’s total sales in 2024.

Trends Affecting Our Operating Expenses

Energy expenses accounted for approximately 6% of our total operating costs in both 2024 and 2023, reflecting a total decrease of approximately 12% in energy expenses year-over-year. The decrease was mainly related to several expenses: electricity expenses in 2024 and 2023 amounted to $123 million and $162 million, respectively, comprising 35% and 40%, respectively, of our total energy expenses. Natural gas expenses in 2024 and 2023 amounted to $169 million and $181 million, respectively, comprising 47% and 45%, respectively, of our total energy expenses. Oil and oil products expenses in 2024 and 2023 amounted to $17 million and $21 million, respectively, each accounting for 5% of our total energy expenses.

ICL is one of the largest natural gas consumers in Israel and has made a strategic decision to use natural gas to power its largest production plants in Israel. This transition of ICL’s facilities to natural gas from other fossil fuels has significantly reduced air pollutants in the areas surrounding ICL facilities, reduced the GHG emissions, improved the quality of the output and reduced maintenance expenses. For further information, including details of the specific natural gas purchasing agreements undertaken by the Company, see Note 18 to our Audited Financial Statements and “Item 4 - Information on the Company— B. Business Overview”.

Marine transportation expenses in 2024 and 2023 amounted to approximately $287 million and $269 million, respectively, comprising 5% of our total operating costs for each year. The increase is primarily attributed to higher marine transportation costs.

Our financial statements are presented in US dollars. Most of our sales are in US dollars, and the remaining portion is mainly in euros. Part of our operating expenses in Israel are denominated in Israeli shekels and, consequently, devaluation of the average Israeli shekel exchange rate against the US dollar has a positive impact on our profitability, while appreciation has the opposite effect. Devaluation of the average exchange rate of the euro against the US dollar has a negative impact on our profitability, while appreciation has the opposite impact. On the other hand, devaluation of the euro against the US dollar improves the competitive ability of our subsidiaries whose functional currency is the euro, compared with competitors whose functional currency is the US dollar. In 2024, the Company’s operational results were positively impacted mainly by the depreciation of the average exchange rate of the Israeli shekel against the US dollar, as well as the positive impact of our hedging strategy on operational costs, partially offset by the depreciation of the average exchange rate of the Brazilian real against the US Dollar. For further information, see “Item 5 – Financial Results and Business Overview— A. Operating Results” and "Item 11 - Quantitative and Qualitative Disclosures about Market Risk".
ICL Group Limited 190

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

Trends affecting our segments

Global politics, economics, conflicts, and environmental pressures have all impacted the markets in recent years. Following a significant price drop from their 2022-23 highs, fertilizer and commodity prices moderated throughout 2024. This price moderation has spurred a gradual increase in global consumption.

Global inflation continued to ease throughout 2024, following the previous year's contractionary monetary policies implemented by central banks. This allowed both the US Federal Reserve and the European Central Bank to begin transitioning towards a more accommodative stance, initiating interest rate reductions. However, despite this cooling trend, inflation persists above pre-pandemic levels in most markets, creating a challenging business environment where balancing rising wages and input costs remains a key concern. Furthermore, interest rates, while eased by some central banks, remain elevated, and the pressure on financing is compounded by high debt levels and persistent fiscal deficits.

Despite surprisingly resilient global growth in 2024, the world economy faces further challenges in 2025. Elevated geopolitical tensions, including those in the Middle East, risk disrupting energy markets and supply chains, potentially driving inflation higher and dampening economic activity. Financial markets have reacted to anticipated policy changes following the 2024 elections, and uncertainty surrounding economic policy, particularly in trade and government spending, has risen. In addition, persistent global trade frictions, weak Chinese demand, and a slowdown in Europe will create continued uncertainty for the global economy and commodity markets.

For further information regarding Risks Related to our Industry and Business, see “Item 3 - Key Information— D. Risk Factors”.
ICL Group Limited 191

Trends affecting Industrial Products segment

The operations of ICL's Industrial Products segment are largely affected by levels of activity in the electronics, construction, automotive, oil drilling, furniture, pharmaceutical, agro, textile and water treatment markets.

In 2024, approximately 47% of the worldwide use of bromine was for flame retardants, about 20% was used for clear brine fluids and the remainder was used for intermediates, industrial uses, water treatment and other uses.

In the second half of 2022, the segment began to experience softer demand in most markets, mainly for its flame retardants. This trend continued throughout 2023 and 2024, mainly due to global economic dynamics and high inventory levels in the value chain.

Below are the trends of the business lines main activities:

Flame retardants: 2024 was characterized by low demand across all applications, resulting from soft demand in end markets including the electronics, building & construction, automotive and textile industries. The low demand in the end markets is mainly attributed to the economic situation in China and Europe which resulted in low consumption of consumer goods.

Demand for ICL’s phosphorus-based flame retardants was soft due to the global economic situation, and high Chinese capacity contributed to lower price levels. In 2023, ICL, LXS and PCC jointly filed an anti-dumping claim with the European Commission against imports of tris(2-chloro-1-methylethyl) phosphate (TCPP) from China. In April 2024, the EU commission applied 60% duties for imported TCPP from China. In addition, during 2024 ICL filed an anti-dumping claim in the US for imported material from China.

The pressure of new regulations for plastic additives continues, however new growing global trends, like EV, automation and digitalization, as well as energy efficient buildings, are serving to increase demand for new flame retardants that comply with the new regulations.

Industrial solutions: Elemental bromine - 2024 was characterized by soft demand for elemental bromine, especially for flame retardants and agro markets, due to global economic dynamics. Agro - demand in agro markets was low due to high inventories in end markets. Industrial Services - strong demand was recorded for Mercury emissions control, supported by a shortage of natural gas that led to power plants in the US and Europe reverting to coal as an energy source. In addition, functional fluids experienced stable demand. Clear brine fluids - The market experienced high demand in the Gulf of Mexico while the demand in the Eastern Hemisphere was significantly low due to the normal drilling operations cycle for the oil and gas drilling market.  ICL continued to supply clear brine fluids to the United Arab Emirates directly from Israel.

Specialty minerals: Magnesia and calcium products - 2024 was characterized by higher competition in most applications. Solid MgCl2 - There was a moderate decrease in the use of MgCl2 as a prime de-icer due to a mild winter this year. Pure and packed KCl - Since the end of 2022, the market has experienced an excess supply of KCl which has significantly increased competition. Consequently, we implemented a price reduction strategy in 2024 which enabled us to maintain our market share.

ICL Group Limited 192

Trends affecting the Potash segment

In 2024, average prices of corn, wheat, soy and rice decreased by 27%, 25.6%, 22.5% and 2.5%, respectively. Despite regional weather challenges, the 2023/24 crop cycle demonstrated strong performance in global commodity crop production. Favorable growing conditions supported soy and corn yields across the US, while Brazilian soy output exceeded 150 million metric tonnes for the second consecutive year. Additionally, wheat production in Russia and Ukraine remained stable year-over-year. In India, the monsoon rainfall in 2024 exceeded its long-term average, enhancing the outlook for the summer crop season.

Nevertheless, the WASDE report, published in February 2025, still indicates a decrease in the anticipated ratio of global grain stocks to annual consumption to 26.5% for the 2024/25 agriculture year, compared to 28.2% and 28.6% for the previous two agricultural years, respectively. This suggests that any disruption to production would have a significant impact on prices.

Global potash market - average prices and imports:

Average prices		2024	2023	VS 2023
Granular potash – Brazil	CFR spot ($ per tonne)	299	392	(23.7)%
Granular potash – Northwest Europe	CIF spot/contract (€ per tonne)	349	496	(29.6)%
Standard potash – Southeast Asia	CFR spot ($ per tonne)	294	381	(22.8)%
Potash imports
To Brazil	million tonnes	13.4	13.2	1.5%
To China	million tonnes	12.6	11.7	7.7%
To India	million tonnes	3.1	2.8	10.7%

Sources: CRU (Fertilizer Week Historical Price: December 2024), SIACESP (Brazil), United Port Services (Brazil), FAI (India), Chinese customs data, Global Trade Tracker (GTT).

In potash markets, spot prices declined by an additional 20-30% year-over-year across North and South America, Asia, and Europe. This decrease was driven by favorable supply and demand, as production and shipments in Canada and eastern Europe continued to experience year-over-year growth, while buyers maintained sufficient inventories in anticipation of their seasons.

In contract markets, similar trends were observed. An increase in Chinese inventories to 4 million tonnes in the first quarter of 2024 led to a delay in annual price negotiations. Once Chinese stock levels dropped below 3 million tonnes in July, a new contract was executed at $273/mt. Shortly thereafter, an agreement was reached with India at an $8 premium, which was subsequently adjusted to a range of $283-285 /mt in the fourth quarter.

Magnesium Trends

In 2024, demand in the aluminum market, in which magnesium is utilized as a strengthening element, as well as in the automotive sector, was relatively soft due to global economic uncertainty impacting end consumers.

ICL Group Limited 193

Trends affecting Phosphate Solutions segment

Throughout 2024, phosphate fertilizers prices remained stable to firm, with the exception of a brief period of softness late in the first quarter and early in the second quarter when India attempted to reduce DAP subsidies. This trend was solidly supported by supply and demand fundamentals, as buyers were concerned over the international availability of Chinese product on one hand, and the limited DAP/MAP stocks in several key agricultural markets on the other hand. On average, key phosphate pricing benchmarks were 4% higher year-over-year.

In 2024, Chinese DAP averaged $579/mt FOB, reflecting a $22 increase year-over-year and a $60 increase above the five-year average. International shipments of ammoniated phosphates were restricted in January and February, aimed at securing domestic supplies. This kept international markets tight, which resulted in high global prices. Since trade picked-up rapidly in the second and third quarters, sentiment and fundamentals have both improved. By the end of the third quarter, the benchmark had again rebounded above $600/mt, driven by speculations over availability. These speculations were eventually confirmed, resulting in DAP FOB China ending the year at $615/mt.

In the US, DAP FOB NOLA traded 3% higher year-over-year, as imports remained firm. Provisional data indicates that nearly 3 million mt of phosphate fertilizers were imported, the highest since 2018. This increase is attributed to several factors, including the need to replenish inventories following extensive destocking in 2023, strong farm-level demand, and significant operational challenges relating to storm and hurricane damage. Since the implementation of Countervailing Duties (CVDs) on Russian and Moroccan products in 2020, import volumes from both countries have sharply declined. Consequently, in 2024 a third of all processed phosphate originated from Saudi Arabia, with the remainder derived from Morocco, Mexico, Jordan, Israel, Egypt, Lebanon and others.

In Brazil, MAP prices increased by 8% year-over-year. During the first half of 2024, buyers faced challenges in securing sufficient MAP/NPS supplies, particularly from Morocco and Saudi Arabia, resulting in lower import volumes compared to 2023, as well as the five-year historical average. With domestic soy and corn production remaining robust in 2024, buyers were compelled not only to accept higher prices, but also to use large quantities of substitute products, such as Superphosphate.

The DAP market in India experienced significant volatility throughout 2024, primarily driven by government policy changes and supply-demand dynamics. Initially, reduced government subsidies weighed on first quarter imports, resulting in negative distribution margins. Subsequently, increased Chinese product availability decreased prices which began to recover as Chinese export inspections slowed. Market conditions ultimately necessitated higher Indian bids to secure supply from alternative markets, resulting in a significant price increase. These developments resulted in continued trading beyond the usual seasonal period, supporting prices, alongside a significant rise in Triple Super Phosphate (TSP) purchases from Morocco.

The Indian phosphoric acid price ranged between $948/mt and $1,060/mt P2O5 during 2024. Contracts are usually negotiated on a quarterly basis and tend to reflect developments in DAP/MAP prices. For the first quarter of 2025, the price was agreed at $1,055/mt, reflecting a decrease in DAP prices in January.

Sulphur FOB Middle East averaged $103/mt in 2024. Although the average was flat year-over-year, the prevailing trend throughout most of the year was upwards. Having begun 2024 below $80/mt, tighter supply and firm demand in the second half of the year saw the benchmark end the year at $165/mt.
ICL Group Limited 194

Global phosphate commodities market - average prices:

Average prices	$ per tonne	2024	2023	VS 2023
DAP	CFR India Spot	587	569	3%
TSP	CFR Brazil Spot	465	434	7%
SSP	CPT Brazil inland 18-20% P2O5 Spot	283	290	(2)%
Sulphur	Bulk FOB Adnoc monthly contract	100	104	(4)%

Source: CRU (Fertilizer Week Historical Prices, January 2025).

In 2024, global phosphate specialties prices experienced high pressure due to overcapacity in the market resulting from new production capacities coming online as well as lower input costs. Furthermore, slow economic growth rates drove a highly competitive environment on market share and volumes. By the end of the year, food-grade white phosphoric acid began to stabilize within ranges comparable to those observed three years ago. Prices for industrial specialties and food products experienced a significant decrease during the year. The Battery Materials market in China experienced an upward trend in the beginning of the year, with demand stabilizing at elevated levels towards the year's end. Furthermore, ramp-up of Battery Materials production outside China provided further opportunities.

ICL Group Limited 195

Trends Affecting the Growing Solutions Segment

The Growing Solutions segment operates within the agriculture and Turf & Ornamental markets. Traditional commodity producers continue to expand into the specialty fertilizers markets, offering specialized, higher value products. The acquisition and merger of small specialty fertilizer players by larger industry players represents another prominent global trend.

Specialty Agriculture Markets:

The Specialty agriculture markets include all open field crops (rice, corn, potatoes, vegetables, fruits etc.), orchards, and greenhouses.

Our offerings for the specialty agriculture sector include eight main product groups: (1) soluble fertilizers, which include water-soluble straights (such as MKP, MAP and PeKacid), and water‑soluble NPK (WSNPK); (2) Micronutriants; (3) controlled release fertilizers (CRF); (4) liquid NPKs; (5) seed treatment; (6) biostimulants; (7) adjuvants; and (8) soil conditioners.

The specialty agriculture markets are experiencing continuous growth, driven by global population increases, limited arable land and evolving regulations. New regulations at both local and national levels are imposing restrictions on fertilizer usage, promoting the adoption of efficient fertilizer application practices. Notable examples include China's nitrogen use restrictions and measures to control nitrogen leaching in several European countries. Demand is particularly strong in China, India, and Brazil, while Europe is witnessing more moderate growth. However, the growth of Controlled Release Fertilizers (CRF) in Europe is expected to be robust, supported by initiatives such as the Green Deal and Farm to Fork programs.

CRF markets are expanding globally, with significant growth observed in China, where both market demand and production capacity have notably increased, primarily led by companies like Kingenta and Moith. Additionally, the US market is experiencing growth, although the main capacity increase is concentrated in lower quality CRFs produced by companies such as Nutrien and Pursell. The CRF market in Brazil is experiencing rapid growth driven by the unique climate and poor soil quality in the region. Although trials have demonstrated the economic and environmental advantages of using CRF, broader adoption among growers is impeded by its price premium compared to traditional fertilizers.

In October 2024, the EU Commission published new biodegradability criteria for coating agents in Controlled Release Fertilizers (CRFs), effective from October 17, 2028. From this date, all CRFs marketed in the EU must meet these standards. The Company has already developed new types of controlled-release fertilizers known as eqo.x and eqo.s, innovative CRFs with biodegradable release technology, ensuring compliance with the new criteria.

During 2024, CRF market prices remained quite stable compared to 2023, mainly due to the relative price stability of raw materials. Notwithstanding the above, farmer sentiment is somewhat negative due to poor grain prices.

The soluble fertilizer market's competitive landscape is constantly evolving, with some commodity- oriented players enhancing their presence in specialty fertilizers. In China, government policy aimed at improving fertilizer application efficiency and reducing overall consumption have led to a significant increase in WSNPK blending supply. In India, the growing use of water-soluble fertilizers is driven by the widespread adoption of drip irrigation systems. WSNPK fertilizers are considered more efficient than traditional commodity fertilizers. Consequently, compound NPK producers are exploring new growth opportunities which also increases WSNPK supply.
ICL Group Limited 196

The rising demand for specialty fertilizers in China is driven by the growth of high-value crops, which offer promising returns on investment. Additionally, significant changes in Chinese farming practices, including extreme weather fluctuations, diverse crop types, and a shrinking agricultural workforce, have led to increased adoption of drip irrigation. This trend is driving demand for specialty soluble fertilizers, making China the world's largest market for fertigation.

Turf and Ornamental Horticulture Markets:

Turf and Landscape

The segment’s Turf and Landscape market business serves the professional turf (golf and sports fields) and the landscape and lawn markets.

At the end of 2023, dealers were reducing inventory levels and limiting their purchases. However, they began to build inventories at the beginning of 2024 in preparation for the key spring application season. In 2024, the professional turf market experienced increased demand compared to 2023, with growth observed across most product categories, particularly in the professional sport and golf sector. This growth was partially driven by an increase in the number of golfers in recent years, resulting in heightened maintenance activities and new applications. Although the fertilizer application season started late due to cold and wet conditions early in 2024, activity increased from mid-2024 onwards.

The landscape and lawn service market in Europe was impacted by consumer sentiment throughout 2024. Both high inflation rates during past years and increased general living costs resulted in reduced spending on gardening and landscaping services. In addition, due to a wet spring, activities were delayed, resulting in limited applications.

Ornamental Horticulture

The Ornamental Horticulture market includes container nursery growers, potted plants, and bedding plants (greenhouses).

During 2024, the ornamental horticulture market encountered a significant increase in demand, particularly in APAC, Europe and North America. This was driven by a positive outlook on consumer sales of green goods, resulting in higher potting activities. Inventories of inputs were low at the beginning of 2024 as distributors reduced their expensive inventories towards the end of 2023. To effectively serve the market in 2024, distributors increased their stock levels, which partially drove demand for specialty fertilizers. However, from August onwards, demand for green goods in garden centers and retail chains began to slow down, resulting in limited new potting activities.

FertilizerpluS Markets:

In 2024, demand for FertilizerpluS products, mainly for Polysulphate standard and Polysulphate granular, experienced a decrease compared to 2023 due to the overall downward trend in commodity prices, mainly potash, as well as a general market tendency for “just-in-time” purchasing practices. Conversely, downstream FertilizerpluS products, such as Polysulphate Premium and PotashpluS, experienced increased demand and showed strong performance compared to 2023.

ICL Group Limited 197

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

You should not view adjusted operating income or adjusted net income attributable to the Company’s shareholders as a substitute for operating income or net income attributable to the Company’s shareholders as determined in accordance with IFRS, and you should note that our definitions of adjusted operating income and adjusted net income attributable to the Company’s shareholders may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income and adjusted net income attributable to the Company’s shareholders provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and its management's performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

The table below reconciles total adjusted operating income and total adjusted net income attributable to the shareholders of the Company, to the comparable IFRS measures:

For the Year Ended December 31,
2024	2023	2022
US$ millions
Operating income	775	1,141	3,516
Charges related to the security situation in Israel (1)	57	14	-
Impairment and write-off of assets and provision for site closure (2)	35	49	-
Provision for early retirement (3)	4	16	-
Legal proceedings, dispute, and other settlement expenses (4)	2	(2)	22
Divestment related items and transaction costs (5)	-	-	(29)
Total adjustments to operating income	98	77	(7)
Adjusted operating income	873	1,218	3,509
Net income attributable to the shareholders of the Company	407	647	2,159
Total adjustments to operating income	98	77	22
Total tax adjustments (6)	(21)	(9)	198
Total adjusted net income - shareholders of the Company	484	715	2,379

(1)	For 2024 and 2023, reflects charges relating to the security situation in Israel.

(2)
For 2024, reflects mainly a write-off of assets resulting from the closure of small sites in Israel and Turkey, and an impairment of assets due to a regulatory decision that mandated the cessation of a certain project. For 2023, reflects mainly a write-off of assets related to restructuring at certain sites, including site closures and facility modifications as part of the Company’s global efficiency plan.

(3)	For 2024 and 2023, reflects provisions for early retirement, due to restructuring at certain sites, as part of the Company’s global efficiency plan

(4)
For 2024, reflects reimbursement of arbitration costs associated with the Ethiopian potash project. For 2023, reflects a reversal of a legal provision. For 2022, reflects mainly the costs of a mediation settlement regarding the claims related to the Ashalim Stream incident.

(5)	For 2022, reflects a capital gain related to the sale of an asset in Israel and the Company’s divestment of a 50%-owned joint venture, Novetide

(6)
For 2024 and 2023, reflects the tax impact of adjustments made to operating income. For 2022, reflects tax expenses in respect of prior years following a settlement with Israel’s Tax Authority regarding Israel's surplus profit levy, which outlines understandings for the calculation of the levy, including the measurement of fixed assets, as well as the tax impact of adjustments made to operating income.

ICL Group Limited 198

Results of Operations

In our year‑over-year comparisons, we present the primary drivers of change in the Company’s results of operations. This discussion is based, in part, on management’s best estimates of the main trends' impact on our businesses. We have also based the following discussion on our financial statements, and as such, you should read such discussion together with them.

We have elected to omit discussion on the earliest of the three years covered by the consolidated financial statements presented. Refer to "Item 5 - Financial Results and Business Overview" located in our Form 20-F for the fiscal year ended December 31, 2023, filed on March 14 ,2024, for reference to discussion of the fiscal year ended December 31, 2023, the earliest of the three fiscal years presented.

Set forth below are our results of operations for the years ended December 31, 2024 and 2023.

For the Years Ended December 31,		% Increase (Decrease)
2024	2023
$ millions	$ millions

Sales	6,841	7,536	(9)%
Cost of sales	4,585	4,865	(6)%
Gross profit	2,256	2,671	(16)%
Selling, transport and marketing expenses	1,114	1,093	2%
General and administrative expenses	259	260	(0)%
Research and development expenses	69	71	(3)%
Other expenses	60	128	(53)%
Other income	(21)	(22)	(5)%
Operating income	775	1,141	(32)%
Finance expenses	181	259	(30)%
Finance income	(41)	(91)	(55)%
Finance expenses, net	140	168	(17)%
Share in earnings of equity-accounted investees	1	1	0%
Income before taxes on income	636	974	(35)%
Taxes on income	172	287	(40)%
Net income	464	687	(32)%
Net income attributable to the non-controlling interests	57	40	43%
Net income attributable to the shareholders of the Company	407	647	(37)%
Earnings per share attributable to the shareholders of the Company:
Basic earnings per share (in dollars)	0.32	0.50	(36)%
Diluted earnings per share (in dollars)	0.32	0.50	(36)%

ICL Group Limited 199

Results of operations for the Year 2024

Sales	Expenses	Operating income
$ millions
FY 2023 figures	7,536	(6,395)	1,141
Total adjustments FY 2023*	-	77	77
Adjusted FY 2023 figures	7,536	(6,318)	1,218
Quantity	412	(233)	179
Price	(1,050)	-	(1,050)
Exchange rates	(57)	104	47
Raw materials	-	334	334
Energy	-	29	29
Transportation	-	1	1
Operating and other expenses	-	115	115
Adjusted FY 2024 figures	6,841	(5,968)	873
Total adjustments FY 2024*	-	(98)	(98)
FY 2024 figures	6,841	(6,066)	775

* See "Adjustments to reported operating and net income (non-GAAP)" above.

-
Sales – The Company's sales decreased by $695 million compared to 2023. The decrease was due to a $94 decrease in the potash price (CIF) per tonne year-over-year, as well as a decrease in selling prices of bromine-based industrial solutions, bromine and phosphorous-based flame retardants, white phosphoric acid (WPA), phosphate-based food additives, salts, specialty agriculture products, as well as FertilizerpluS products. In addition, a decrease was recorded in sales volumes of clear brine fluids and fertilizers, together with the depreciation of the average exchange rate of the Brazilian real and the Chinese Yuan against the US dollar. This decrease was partially offset by higher sales volumes of bromine and phosphorous-based flame retardants, elemental bromine, magnesium, specialty agriculture products, turf and ornamental products, MAP used as raw material for energy storage solutions and salts, together with higher selling prices of phosphate fertilizers.

-
Cost of sales – Cost of sales decreased by $280 million compared to 2023. The decrease was due to lower prices of commodity fertilizers, sulphur and caustic soda, as well as a depreciation of the average exchange rate of the Brazilian real, the Israeli shekel and the Chinese Yuan against the US dollar, as well as the positive impact of our hedging strategy on operational costs, together with decreased electricity and gas prices. The decrease was partially offset by higher sales volumes of bromine and phosphorous-based flame retardants, elemental bromine, magnesium, MAP used as raw material for energy storage solutions, salts, specialty agriculture products and turf and ornamental products.

-
Selling and marketing – Expenses increased by $21 million compared to 2023, mainly due to higher labor costs, partially offset by the depreciation of the average exchange rate of the Brazilian real against the US dollar.

-
General and administrative – Expenses decreased by $1 million compared to 2023, mainly due to the depreciation of the average exchange rate of the Brazilian Real and the Israeli shekel against the US dollar, partially offset by higher labor costs.

ICL Group Limited 200

-	Research and Development – Expenses decreased by $2 million compared to 2023, mainly due to lower labor costs.

-
Other expenses, net – Other expenses, net, decreased by $67 million compared to 2023. The decrease was primarily due to higher expenses in 2023 associated with asset write-offs and provisions for early retirement as part of restructuring efforts at specific sites.

Financing Expenses, Net

Net financing expenses for the year ended December 31, 2024, amounted to $140 million compared to $168 million in 2023, a decrease of $28 million. This reduction is primarily due to a decrease of $19 million in losses from net exchange rate differences and hedging transactions, as well as a decrease of $12 million in interest expenses mainly due to a decrease in net debt.

Tax Expenses

In 2024, the Company’s reported tax expenses amounted to $172 million, compared to $287 million in 2023, reflecting an effective tax rate of 27% and 29%, respectively. The Company’s relatively lower effective tax rate for 2024 reflected a lower surplus profit levy mainly due to a decrease in potash prices.

Government Takes

The following table sets forth the total Government Takes (GT) the Company paid to the State of Israel in 2024, 2023 and 2022:

Year Ended December 31,	$ millions	NIS millions
2024	364	1,348
2023	652	2,399
2022	1,488	4,988

The GT include, among others, royalties, leases, dividend withholding tax, payroll taxes and social security and payments relating to taxes, including advances regarding the Surplus Profit Levy.

Expected Expenses for Equity and Cash Compensation Plans

Based on existing grants under the amended 2014 Equity Compensation Plan, the expected total expenses for the periods ending December 31, 2025, December 31, 2026, and December 31, 2027, are approximately $7 million, $3 million, and $1 million, respectively. For further information, see Note 19 to our Audited Financial Statements.

In addition, in 2021, the Company's HR & Compensation Committee and the Board of Directors approved a new Cash LTI plan, according to which, other senior managers will be awarded a cash incentive in 2025. The fair value at the grant date is about $37 million. The grant was subject to the achievement of certain financial targets over three years and affected by the change in share price.

ICL Group Limited 201

Segment Information

Segment revenue, expenses and results include inter-segment transfers, which are based on transactions prices in the ordinary course of business. This is aligned with reports that are regularly reviewed by the Chief Operating Decision Maker. Inter-segment transfers are eliminated as part of the financial statements' consolidation process.

Industrial Products segment - Results of operations for the year 2024

2024	2023
$ millions	$ millions
Segment Sales	1,239	1,227
Sales to external customers	1,220	1,206
Sales to internal customers	19	21
Segment Operating Income	224	220
Depreciation and amortization	57	57
Segment EBITDA	281	277
Capital expenditures	94	91

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2024	2023
$ millions	$ millions
Asia	438	361
Europe	388	430
North America	327	341
South America	20	23
Rest of the world	47	51
Total	1,220	1,206

ICL Group Limited 202

Sales	Expenses	Operating income
$ millions
FY 2023 figures	1,227	(1,007)	220
Quantity	191	(114)	77
Price	(177)	-	(177)
Exchange rates	(2)	14	12
Raw materials	-	14	14
Energy	-	7	7
Transportation	-	(1)	(1)
Operating and other expenses	-	72	72
FY 2024 figures	1,239	(1,015)	224

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of bromine and phosphorus-based flame retardants, elemental bromine and specialty minerals. This impact was partially offset by lower sales volumes of clear brine fluids and phosphorus-based industrial solutions.

-	Price – The negative impact on operating income was due to lower selling prices of bromine based industrial solution, bromine and phosphorus-based flame retardants and specialty minerals.

-
Exchange rates – The favorable impact on operating income was mainly due to the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel against the US dollar.

-	Raw materials – The positive impact on operating income was mainly due to decreased costs of Bisphenol A (BPA).

-	Energy – The positive impact on operating income was due to lower prices of electricity and gas.

-	Operating and other expenses – The positive impact on operating income was primarily related to operational efficiencies due to higher production.

ICL Group Limited 203

Potash segment - Results of operations for the year 2024

2024	2023
$ millions	$ millions
Segment Sales	1,656	2,182
Potash sales to external customers	1,237	1,693
Potash sales to internal customers	95	129
Other and eliminations (1)	324	360
Gross Profit	650	1,171
Segment Operating Income	250	668
Depreciation and amortization	242	175
Segment EBITDA (2)	492	843
Capital expenditures	332	384
Potash price - CIF ($ per tonne)	299	393

(1)	Primarily includes salt produced in Spain, metal magnesium-based products, chlorine, and sales of excess electricity produced by ICL’s power plant at the Dead Sea in Israel.

(2)	The Potash segment's EBITDA increased by $65 million in 2024 due to higher depreciation expenses resulting from additions to Property, Plant and Equipment.

Below is a geographical breakdown of our sales to external customers by customer location:

Year Ended December 31,
2024	2023
$ millions	$ millions
Europe	405	529
South America	401	523
Asia	352	539
North America	202	260
Rest of the world	102	122
Total	1,462	1,973

ICL Group Limited 204

Sales	Expenses	Operating income
$ millions
FY 2023 figures	2,182	(1,514)	668
Quantity	47	(30)	17
Price	(576)	-	(576)
Exchange rates	3	18	21
Raw materials	-	2	2
Energy	-	14	14
Transportation	-	2	2
Operating and other expenses	-	102	102
FY 2024 figures	1,656	(1,406)	250

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of magnesium, as well as an increase in sales volumes of potash in Europe, India and the US, partially offset by lower sales volumes of potash in China and Brazil.

-	Price – The negative impact on operating income resulted primarily from a decrease of $94 in the potash price (CIF) per tonne, year-over-year.

-
Exchange rates – The favorable impact on operating income was mainly due to a positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel against the US dollar, as well as the positive impact on sales resulting mainly from the appreciation of the average exchange rate of the euro against the US dollar.

-	Energy – The positive impact on operating income was primarily due to decreased electricity and gas prices.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower operational costs.

ICL Group Limited 205

Potash – Production and Sales

Thousands of Tonnes	2024	2023
Production	4,502	4,420
Total sales (including internal sales)	4,556	4,683
Closing inventory	229	284

-	Production – Production was 82 thousand tonnes higher year-over-year, mainly due to operational improvements in Spain, which outweighed operational challenges and war related issues in the Dead Sea.

-
Sales – The quantity of potash sold was 127 thousand tonnes lower year-over-year, mainly due to decreased sales volumes in China and Brazil, partially offset by higher sales volumes in Europe, India and the US.

Phosphate Solutions segment - Results of operations for the year 2024 (1) (2)

2024	2023
$ millions	$ millions
Segment Sales	2,215	2,350
Sales to external customers	2,049	2,141
Sales to internal customers	166	209
Segment Operating Income	358	350
Depreciation and amortization	191	207
Segment EBITDA	549	557
Capital expenditures	340	270

(1)
In alignment with the Company’s efficiency plan, which includes a change of reporting responsibilities, as of January 2024, the results of a non-phosphate related business were allocated from the Phosphate Solutions segment to Other Activities. Comparative figures have been restated to reflect the organizational change in the reportable segments.

(2)
For 2024, Phosphate Specialties accounted for $1,285 million of segment sales, $183 million of operating income, $48 million of D&A and $231 million of EBITDA, while Phosphate Commodities accounted for $930 million of segment sales, $175 million of operating income, $143 million of D&A and represented $318 million of EBITDA.

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2024	2023
$ millions	$ millions
Asia	594	576
North America	567	613
Europe	478	482
South America	306	367
Rest of the world	104	103
Total	2,049	2,141

ICL Group Limited 206

Sales	Expenses	Operating income
$ millions
FY 2023 figures	2,350	(2,000)	350
Quantity	79	(25)	54
Price	(208)	-	(208)
Exchange rates	(6)	29	23
Raw materials	-	129	129
Energy	-	5	5
Transportation	-	5	5
FY 2024 figures	2,215	(1,857)	358

-
Quantity – The positive impact on operating income was due to higher sales volumes of MAP used as raw materials for energy storage solutions, salts and phosphate-based food additives. This was partially offset by lower sales volumes of phosphate fertilizers and white phosphoric acid (WPA).

-
Price – The negative impact on operating income primarily related to lower selling prices of WPA, phosphate-based food additives, salts and MAP used as raw materials for energy storage solutions. This was partially offset by higher selling prices of phosphate fertilizers.

-
Exchange rates – The favorable impact on operating income was mainly due to the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel and the Chinese yuan against the US dollar, which exceeded the negative impact on sales resulting from the depreciation of the average exchange rate of the Chinese yuan against the US dollar.

-	Raw materials – The positive impact on operating income was due to lower costs of sulphur, caustic soda, potassium hydroxide (KOH) and ammonia.

-	Energy – The positive impact on operating income was due to decreased gas and electricity prices.

-	Transportation – The positive impact on operating income was due to a decrease in inland transportation costs.

ICL Group Limited 207

Growing Solutions segment - Results of operations for the year 2024

2024	2023
$ millions	$ millions
Segment Sales	1,950	2,073
Sales to external customers	1,932	2,047
Sales to internal customers	18	26
Segment Operating Income	128	51
Depreciation and amortization	74	68
Segment EBITDA	202	119
Capital expenditures	98	92

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2024	2023
$ millions	$ millions
Europe	727	741
South America	627	752
Asia	248	255
North America	168	135
Rest of the world	162	164
Total	1,932	2,047

ICL Group Limited 208

Sales	Expenses	Operating income
$ millions
FY 2023 figures	2,073	(2,022)	51
Quantity	79	(49)	30
Price	(149)	-	(149)
Exchange rates	(53)	44	(9)
Raw materials	-	225	225
Energy	-	5	5
Transportation	-	(6)	(6)
Operating and other expenses	-	(19)	(19)
FY 2024 figures	1,950	(1,822)	128

-
Quantity – The positive impact on operating income was primarily related to higher sales volumes of turf and ornamental products and FertilizerpluS products, as well as specialty agriculture and products.

-	Price – The negative impact on operating income was due to lower selling prices of specialty agriculture and FertilizerpluS products, as well as turf and ornamental products.

-
Exchange rates – The unfavorable impact on operating income was due to the negative impact on sales resulted from the depreciation of the average exchange rate of the Brazilian real against the US dollar, which exceeded the positive impact on operational costs.

-	Raw materials – The positive impact on operating income was primarily related to lower costs of commodity fertilizers and potassium hydroxide (KOH).

-	Energy - The positive impact on operating income was primarily due to decreased electricity prices.

-	Transportation - The negative impact on operating income was due to an increase in marine and inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs.

ICL Group Limited 209

B. LIQUIDITY AND CAPITAL RESOURCES

Overview

As of December 31, 2024, ICL had a balance of $442 million in cash, cash equivalents, short-term investments and deposits. In addition, the Company has unutilized long‑term credit facilities of about $1 billion and a securitization agreement in the amount of $300 million, of which the Company has utilized approximately $176 million of the facility.

Furthermore, our net financial liabilities were $1,851 million, including $1,909 million in long‑term debt (excluding current maturities) and $384 million in short‑term debt (including current maturities of long‑term debt). The long-term debt consists of debentures totaling $948 million together with loans from financial institutions and lease liabilities totaling $961 million, while short‑term debt consists of $276 million in short-term loans from financial institutions and $108 million in current maturities of debentures, loans and lease liabilities. For more information about the currencies in which the Company's liabilities are denominated and their interest rates, see Note 13 to our Audited Financial Statements.

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

As of December 31, 2024, we had no material off-balance sheet arrangements other than the amounts described in Note 18A to our Audited Financial Statements.

The Company’s primary contractual obligations consist of commitments to purchase raw materials and energy in the ordinary course as well as agreements to secure its gas supply needs. For information about the Company's contractual obligations, see Note 18 to our Audited Financial Statements.

ICL Group Limited 210

Credit Facilities

Sustainability-linked Revolving Credit Facility (RCF)

In April 2023, the Company entered into a Sustainability-Linked Revolving Credit Facility Agreement between its subsidiary ICL Finance B.V., as borrower, and a consortium of twelve international banks for $1,550 million credit facility.

In April 2024, all the banks agreed to extend the RCF agreement for an additional year which is now due to expire in April 2029. As of December 31, 2024, the Company had utilized about $520 million of its $1,550 million credit facility framework.

Securitization

The total amount of the Company's committed securitization facility framework is $300 million with an additional $100 million uncommitted. As of December 31, 2024, ICL had utilized approximately $176 million of the facility’s framework.

Debentures

In January 2024, the Company repaid $145 million private placement bond, as scheduled.

In March 2024, the Company repaid NIS 392 million (approximately $110 million) of its Series E Bond, as scheduled.

In November 2024, the Company repaid $184 million of its series D bond, as scheduled.

In December 2024, the Company repaid NIS 15 million (approximately $4 million) of its Series G Bond, as scheduled.

Ratings and financial covenants

S&P

In July 2024, the S&P credit rating agency reaffirmed the Company’s international credit rating and senior unsecured rating of 'BBB-'. In addition, the S&P Maalot credit rating agency reaffirmed the Company’s credit rating of 'ilAA' with a stable rating outlook.

Fitch Ratings

In June 2024, Fitch Ratings reaffirmed the Company’s long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term issuer default rating is stable.

Financial Covenants

For a description of material financial covenants in the Company’s loan agreements and any potential risk relating to compliance with them, credit facilities, sale of receivables under securitization transaction and information on material loans and debentures outstanding as of December 31, 2024, see Note 13 to our Audited Financial Statements.

ICL Group Limited 211

Sources and Uses of Cash

The following table sets forth our cash flow for the periods indicated:

Year Ended December 31,
2024	2023
$ millions	$ millions
Net cash provided by operating activities	1,468	1,710
Net cash used in investing activities	(694)	(853)
Net cash used in financing activities	(846)	(837)

Operating Activities

Operating Activity decreased by $242 million year-over-year mainly due to lower operating results, which was partially offset by income taxes paid.

Investing Activities

Net cash used in investing activities decreased by $159 million year-over-year mainly due to proceeds received from deposits and lower payments for property, plant and equipment. This decrease was partially offset by net cash paid for a business combination.

Financing Activities

Net cash used in financing activities slightly increased year-over-year mainly due to changes in the credit facilities, which was partially offset by lower dividend payments.

Principal Capital Expenditures

ICL incurred capital expenditures of $902 million and $873 million for the years ended December 31, 2024, and 2023, respectively, which include investments in fixed and intangible assets. These amounts non-cash include investments related to lease agreements under IFRS 16 and the capitalization of expenses.

ICL’s principal capital expenditures over the last three years have consisted of work on the following main projects:

Salt harvesting in the Dead Sea. The Salt Harvest Project aims to provide a permanent solution to the rising water level of Pond 5 and preserve the water level at its maximum height (15.1 meters) by harvesting salt from this pond and transferring it to the Dead Sea's northern basin. According to an agreement with the Israeli government, the planning and execution of the Salt Harvest Project is performed by DSW. Since 2022, the volume of brines in Pond 5 has been preserved by the Salt Harvest Project. The Company and the State of Israel bear 80% and 20%, respectively, of the Permanent Solution's cost. However, the State's share will not exceed NIS 1.4 billion.

New harvesters for DSW. ICL Dead Sea’s raw material plant operates several floating barges that supply Carnallite to the production plants. In order to ensure continuous operation, the Company initiated a project for the construction of two new harvesters to replace the older ones. This investment will ensure the standardization of the harvesters' fleet and increase the reliability of the raw-material supply to production plants to support the Company's production goals.

ICL Group Limited 212

LFP battery production in China. The Company operates two MAP plants, with a total annual capacity of 130 thousand tonnes, for battery minerals and fertilizers. 70 thousand tonnes of the total capacity derives from a new plant that began operating in 2022.

Energy storage solutions (ESS) in the US. In 2023, ICL announced a plan to build the first large-scale commercial lithium iron phosphate (LFP) facility in the US. The plant is expected to help meet growing demand from the energy storage, EV and clean-energy industries for US produced and sourced essential Battery Materials. ICL’s investment in the plant was augmented by a $197 million grant from the US Department of Energy.  The plant is expected to produce high-quality LFP material for the global lithium battery industry using a primarily domestic supply chain.

New WSNPK Plant in India. Considering the increased demand for water soluble fertilizers (WSNPK) in India, following the growing use in drip irrigation systems, the Company has decided to establish a production facility near Pune, India, with a production capacity of 30kt. This facility will produce WSNPK using both local and imported raw materials, ensuring supply continuity and competitive pricing in this rapidly growing market.

Investment in EHS related activities. We continuously invest in capital projects related to environmental protection, health and safety and in their proactive management. Over the next few years, we intend to invest significant capital to further reduce our air emissions, treat hazardous materials and reduce our overall negative environmental impact. These include investments that are required to comply with the Israeli Clean Air Law, European environmental regulations and other applicable regional environmental regulations.

Three emission treatment precipitators. To meet the emissions requirements of the Israeli Clean Air Law, it is essential to upgrade the system for gas treatment of the carnallite dryers by constructing three wet electrostatic precipitators (one for each dryer). The project is expected to be completed by the end of 2025.

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

ICL Group Limited 213

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

ICL Group Limited 214

Below are the main areas of the R&D activities by segments:

Industrial Products

•
We continue to develop magnesia-based product formulations to fulfill unmet needs in the markets. We introduced our new formulation, FruitMag™, which serves as a firming agent for post-harvest treatment of citrus fruits. We are also marketing a product that enables aluminum salt-free deodorant, known as CareMag® D, which is already being marketed by several leading international companies. We launched a magnesium-based formulation, TextiMag®, designed to absorb body odors and increase skin wellness with a textile coating. In addition, we are also developing a new formulation package of skin treatments including face mask, serum and swallowing tablets, all based on magnesium.

•	We are developing brominated electrolytes and phosphorus-based active salt for electrolytes for battery producers.

•	We are developing and promoting sustainable water treatment products, such as CDA technology for pulp and paper, reverse osmosis membranes and cooling towers.

•	We are using our Bromoquel® product, a new solution designed to treat bromine leakage, at our plants and also commercially distributing the product.

•	We are developing a new flame-retardant product for the textile market which is currently in the market penetration stage.

•	We are continuing to develop "low loss" flame retardants for intensive computing technologies, such as AI, datacenters and more. We are collaborating with market leaders in this field.

•	We continue to develop battery safety solutions for the lithium-ion batteries in the EV market.

•	We are continuing our R&D efforts to increase the sustainability of our flame-retardant portfolio by developing Circular Economy solutions and new sustainable flame retardants.

Total R&D expenses by the Industrial Products segment in 2024 amounted to about $16 million.

Potash

•	The Potash segment is advancing research regarding environmental protection, including by developing methods to treat and reduce effluents.

•	The segment is engaged in analyzing alternative methods to increase production capacity of carnallite at its evaporation ponds, based on renewable energies.

•	Other initiatives are centered on floatation and crystallization plants aimed at enhancing production capacity while simultaneously reducing the consumption of industrial water.

Total R&D expenses in 2024 in the Potash segment were about $4.5 million.

ICL Group Limited 215

Phosphate Solutions

•
The segment conducted an analysis of adapting various potential types of phosphate rock to produce phosphoric acid and its downstream products as part of an effort to utilize and increase existing phosphate reserves. In 2025, the segment will further analyze additional types of phosphate including by conducting R&D, pilots, plant testing activities and other economic feasibility assessments.

•	Research was conducted regarding environmental protection, including developing methods to treat and reduce effluents and applications for Phosphogypsum uses.

•
The segment investigated opportunities to integrate waste steams into our production processes, fostering a closed-loop circular economy and development of future sources for sustainable fertilizer products.

•	The segment engaged in developing a new fertilizer product with microelements that contribute to plant growth.

•	The segment developed a new PK fertilizer designed to be fully water soluble.

•
The Specialties R&D group established a team dedicated to scaling up licensed technology for LFP CAM. In 2023, the Company was awarded a US Department of Energy grant for $197 million to establish an LFP CAM plant at our St. Louis, US, facility, with payments commencing in 2024. As part of this grant, ICL will expand its R&D activities to include next-generation products for the Battery Materials market.

•
The segment introduced a novel asphalt admixture that improves asphalt stiffening properties, similar to polyphosphoric acid, but which also significantly enhances antistrip properties with improved freeze point and high flash point properties.

•
The Specialties R&D group supported further growth in the traditional markets and application areas of Meat/Poultry/Seafood, Dairy, and Bakery as evidenced by the establishment of three Centers of Excellence, located in Germany and in the US. We also expanded our footprint in emerging markets through sustainable and affordable solutions. New launches included innovative products beyond phosphates for clean label and texture improvement.

•
The Front-End Innovation group has scouted over 700 food technology start-ups globally to identify disruptive technologies for ICL Food Specialties. This rigorous process led to the successful identification and establishment of a partnership with Japan's largest food tech start-up, DAIZ Engineering. Their patented germination technology significantly reduces soybean off-flavors and enhances umami and fibrous structure, enabling the production of superior textured soy protein. After having been proven successful in the Japanese market, this innovation will now be introduced to the EU market through our collaboration, reinforcing ICL Food Specialties’ commitment to advancing cutting-edge solutions in plant-based meat and seafood alternatives.

•
The Company continued to diversify and develop its product portfolio for meat substitutes: ICL Food Specialties and DAIZ Engineering partnered to launch ROVITARIS® SprouTx™, a revolutionary textured soy protein developed with proprietary seed germination technology. This innovative solution effectively addresses key unmet needs in taste, texture, and nutrition for plant-based meat and seafood alternatives. The launch at Food Ingredients Europe 2024 in Frankfurt received widespread positive feedback from industry stakeholders and customers. Building on this strong reception, we anticipate commercializing ROVITARIS® SprouTx™ in the European market in 2025.

ICL Group Limited 216

•
In the fourth quarter of 2024, we announced a follow-on investment in Plantible Foods, an investment which builds upon ICL's initial participation and furthers the strategic collaboration between the two companies. In October 2023, ICL Food Specialties, in collaboration with Plantible Foods, launched Rovitaris Binding Solution powered by Rubi Protein. This innovative ingredient was honored with the Ingredient Idol award at the SupplySide West (SSW) conference in November 2024 and recognized as the most innovative food ingredient of the year.

Total R&D expenses in the Phosphate Solutions segment in 2024 totaled about $9 million.

Growing Solutions

The Growing Solutions segment promotes innovation and the development of new products and services.

Main R&D targets:

•	Development of controlled-release fertilizers with biodegradable coatings to meet the regulatory requirements of the EU Fertilizer Product standards, which has been delayed from 2026 to 2028.

•
Development of innovative bio-stimulant products, as well as bio-stimulants embedded or mixed with ICL's fertilizers, designed to enhance their performance and improve the plant resistance to abiotic stresses.

•
Development internally and externally (e.g. Lavie-Bio, Agrematch, Plantarcbio) of biological bio-stimulants designed to encourage plant growth and provide resilience to different stress conditions. In 2024, Lavie Bio Ltd. computationally identified over a dozen novel microbrial candidates, which were verified in multiple greenhouse trials. The Company believes the microbes have commercial viability as a bio-stimulant for soybean and cotton crops grown under extreme weather conditions, including drought. These microbes meet efficacy, stability, shelf life, and fertilizer compatibility product requirements.

•	Development of fertilizers designed to enhance nutrient-use efficiency and reduce emissions.

•	Development of liquid and fully soluble fertilizers.

•	Development of products designed to improve water use efficiency.

•	Enhancement of micronutrients solutions and sulfur fertilizer formulations.

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

ICL Group Limited 217

Launches:

•
As part of the division's expansion of its product portfolio and deepening its relationship with farmers, in 2024 the Company launched a new bio-stimulants product line to augment its four existing product lines.

•
Various destinations around the world began to sell the bio-stimulants product portfolio. Each destination is addressed by realizing the synergy of Brazilian products worldwide, local partnerships with suppliers, and self-production in various destinations around the world.

•
Recently, the segment launched a new brand of organic fertilizers named Gronamic. The segment offers all product lines in an integrated program and maintains a dedicated and experienced team of unique professional grass experts, along with a specialized distribution network that serve its key markets, mainly in Europe and Asia

Total R&D expenses of the Growing Solution segment in 2024 were about $18 million.

Circular Economy

For the past few years, we have engaged in the Circular Economy. For further information see “Item 4 - Information on the Company— Environmental, Health and Safety — Circular Economy”.

Intellectual property

We believe that our intellectual property is crucial for protecting and developing our business activities. As of December 31, 2024, ICL has approximately 707 granted patents in various countries, constituting 218 patent families.
ICL Group Limited 218

The Company also has over 3,320 registered trademarks worldwide, including inter alia:

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

ICL Group Limited 219

D. TREND INFORMATION

Trend information is included throughout the other sections of “Item 5 - Financial Results and Business Overview— A. Operating Results”. In addition, fluctuations in the operating results may continue in the upcoming quarters. Specific material drivers of these trends are identified in the discussion above with respect to the years ended December 31, 2024 and 2023. Seasonality of our business is included in “Item 4 - Information on the Company— B. Business Overview” and “Item 3 - Key Information— D. Risk Factors”.

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

Note 2 to our Audited Financial Statements contains a table that sets forth information about assumptions made by ICL with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in future years.

ICL Group Limited 220

Item 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND OFFICERS

The following table lists the names and ages of our directors as of the publication date of this Annual Report. The mailing address of our directors is c/o ICL Group Ltd., 23 Aranha Street, Millennium Tower, Tel Aviv, 6120201, Israel.

Name	Age	Commencement date as director	Director Qualification		Financial Expertise		Membership in Board Committees
			Under the Israeli Companies Law	Under the NYSE rules	Under the Israeli Companies Law	Under the SEC rules
Yoav Doppelt (Executive Chairman of the Board)	56	December 2018 and as CoB since July 2019	(1)		-	-	-
Aviad Kaufman	54	March 2014	(1)		Financial Expert	-	Financing Committee (member)
Avisar Paz	68	April 2001	(1)	Independent Director	Financial Expert	-	Financing Committee (member)
Lior Reitblatt	67	November 2017	Independent Director	Independent Director	Financial Expert	Audit Committee Financial Expert	Audit & Accounting Committee (member) Compensation Committee (member)
Reem Aminoach	63	March 2017	(2)	Independent Director	Financial Expert	-	-
Sagi Kabla	48	February 2016	(1)		Financial Expert	-	Financing Committee (Chair) Climate, Sustainability & Community Committee (member)
Tzipi Ozer Armon	59	January 2020	Independent Director	Independent Director	Financial Expert	-	-
Gadi Lesin	57	March 2021	Independent Director	Independent Director	Financial Expert	Audit Committee Financial Expert	Audit & Accounting Committee (member) Climate, Sustainability & Community Committee (member)
Dr. Miriam Haran	75	July 2021	External Director	Independent Director	Financial Expert	Audit Committee Financial Expert	Audit & Accounting Committee (member) Compensation Committee (Chair) Climate, Sustainability & Community Committee (Cahir)
Dafna Gruber	59	January 2022	External Director	Independent Director	Financial Expert	Audit Committee Financial Expert	Audit & Accounting Committee (Chair) Compensation Committee (member) Financing Committee (member)
Michal Silverberg	48	July 2022	(2)	Independent Director	Financial Expert	-	-
Shalom Shlomo	47	January 2024	Independent Director	Independent Director	-	-	Climate, Sustainability & Community Committee (member)

(1)
Messrs. Yoav Doppelt, Aviad Kaufman and Sagi Kabla are not considered independent directors under the above rules by virtue of the positions they hold with our controlling shareholder or in the Company. On July 18, 2024, the Company’s Board of Directors determined that Mr. Avisar Paz qualifies as an independent director under the New York Stock Exchange corporate governance standards. Mr. Paz is not considered independent under Israeli law by virtue of the positions he previously held with our controlling shareholder.

(2)	Mr. Reem Aminoach and Ms. Michal Silverberg meet all qualifications under the Companies Law for Independent Director but were not formally classified as ones.

For further details see “Item 6 - Directors, Senior Management and Employees — C. Board Practices”.
ICL Group Limited 221

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

Lior Reitblatt. Mr. Reitblatt served as Chief Executive Officer and Chairman of the Board of Super-Pharm (Israel) Ltd. for 28 years. During his tenure, he was extensively involved in the management and marketing of medications and, chemical products for medical preparations, cosmetics, and toiletries, with a focus on the selection and sorting processes of private label products and products from the chain's central laboratory. His leadership at Super-Pharm also included overseeing various strategic initiatives in these areas, solidifying his expertise in both the pharmaceutical and retail sectors. In addition, Mr. Reitblatt has also previously served, among other positions, as Chairman of the Board of LifeStyle Ltd. and member of the board of Office Depot Israel Ltd. For the past eight years, Mr. Reitblatt has been serving as the Chairman of the Advisory Board of Amorphical, a company focused on the development of chemical products with an amorphous structure. In this role, he has played a key part in the development of new products in the field of chemical and pharmaceutical innovation, further enhancing his managerial experience in these industries. Mr. Reitblatt is a certified public accountant, and holds a BA degree in Accounting and Economics from Tel Aviv University and an MBA degree from the University of California, Berkeley.
ICL Group Limited 222

Reem Aminoach. Mr. Aminoach serves as a director of the Institute for National Security Studies. Until recently, Mr. Aminoach served as a director of Israel Aerospace Industries and as the founding partner of the accounting firm Shtainmetz Aminoach & Co. In his military service, Mr. Aminoach, a brigadier general, served as a member of the General Staff Forum of the IDF, Head of Budgets at the Ministry of Defense, Financial Advisor to the IDF Chief of Staff and Head of the IDF Budget Division. Previously, Mr. Aminoach served as director at Ofer Investments Ltd. and as director and Chairman of the Audit Committee at Zim Ltd., of the Israel Corp. group. Mr. Aminoach also served as a member of the Board of Governors of Hadassah Medical Center. Mr. Aminoach is a certified public accountant, and holds a BA degree in Accounting and Economics, Tel-Aviv University (academic honors, Dean's honor list) and MBA degree in Business Administration, Tel-Aviv University.

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

Tzipi Ozer-Armon. Ms. Ozer-Armon serves as the Chief Executive Officer of Lumenis Ltd. Before joining Lumenis, she headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. and served as Senior Vice President of Sales and Marketing at SanDisk. Previously, Ms. Ozer-Armon also served as VP & General Manager at MSystems. In addition to ICL, Ms. Ozer-Armon is a director at the Strauss Group Ltd. and Check Point and previously served as a director at SimilarWeb, IACC and Itamar Medical. Ms. Ozer-Armon holds a BA degree, magna cum laude, in Economics, and an MBA degree in Finance and Marketing from Tel-Aviv University, and she is an AMP graduate of the Harvard Business School.

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

Miriam Haran. Dr. Haran has been involved in environmental management and safety issues for over forty years in various key positions. Dr. Haran is currently serving as chair of Israel Resource Efficiency Center – a knowledge and consulting center for reducing the environmental impact of industry by streamlining raw materials, energy, water, etc. She is chair of the Weitz Center for Sustainable Development and a board member of M.A.I – a major Israeli recycling company of electrical and electronic waste as well as the Chair of the Public Safety Committee in the Prime Minister's Office. Dr. Haran previously served as Director General, Deputy Director General and Chief Scientist of Israel’s Ministry of Environmental Protection, as well as the Head of Ono Academic College’s MBA Program in Environmental Management. Dr. Haran has served in numerous scientific, corporate, and public organizations. She was Chair of the Israel Consumer Council, Environmental Consultant, Board Member of The Environmental Services Company Ltd. (ESC), Board Member of BGN Technologies Ltd., and Member of the General Assembly of the Jerusalem Institute for Israel Studies. Significantly, Dr. Haran's research has directly contributed to fields pertinent to ICL’s business. Her research work at A.Y. Laboratories and Unikoor Biotechnology, as a Researcher involved chemical research on bromine compounds and biocides, directly relating to the materials ICL has been producing for years. Additionally, her academic endeavors during her doctoral and postdoctoral studies at the Hebrew University, and at Rutgers University in Newark, New Jersey, consistently focused on chemical research. Dr. Haran served as an external director of ICL between 2010-2018. Dr. Haran holds a B.Sc. in Natural Sciences from the Hebrew University of Jerusalem and a PhD in Organic Chemistry from Brandeis University.
ICL Group Limited 223

Dafna Gruber. Until recently, Ms. Gruber served as the Chief Financial Officer of Netafim Ltd., a precision irrigation solutions company. Prior to joining Netafim Ms. Gruber held Chief Financial Officer positions in various companies including Clal Industries from 2015 to 2017, Nice Systems Ltd. from 2007 to 2015, and Alvarion Ltd. from 1999 to 2007. Ms. Gruber currently serves as an external director of Cellbrite Ltd. and of Check Point. Ms. Gruber is a certified public accountant and holds a BA degree in Accounting and Economics from Tel Aviv University.

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

ICL Group Limited 224

The following table lists the names, ages and positions of our Executive Officers (who are not directors) as of the publication date of this Annual Report. The address for sending notices is c/o ICL Group Ltd., 23 Aranha Street, Millenium Tower, Tel Aviv, 6120201, Israel.

Name	Age	Position
Raviv Zoller(1)	60	President & Chief Executive Officer
Amir Meshulam(2)	48	Senior Vice President, Global Internal Auditor
Anantha N. Desikan	57	Executive Vice President, ICL Chief Innovation and Technology Officer
Aviram Lahav	65	Chief Financial Officer
Elad Aharonson(1)	51	Executive Vice President, ICL Growing Solutions Division
Ilana Fahima	59	Executive Vice President, Chief People Officer
Lilach Geva-Harel	48	Executive Vice President, Chief Legal and Sustainability Officer
Meir Mergi	62	President, ICL Potash Division
Miri Mishor	61	Executive Vice President, Global Information Technology
Noam Goldstein	64	Executive Vice President, Chief Risk Officer
Philip Brown	55	President, ICL Phosphate Specialty Solutions Division
Yaniv Kabalek	50	President, ICL Industrial Products Division
Uri Perelman	44	Executive Vice President, ICL Chief Business Development Officer
Maya Grinfeld	49	Vice President, ICL Marketing and Communication

(1)
As per ICL’s announcements on December 5, 2024, and December 23, 2024, Mr. Zoller will conclude his tenure as ICL’s President and Chief Executive Officer on March 12, 2025 and will be succeeded by Mr. Elad Aharonson effective as of March 13, 2025.

(2)	See C. Board Practices – Internal Auditor.

Following the appointment of Mr. Elad Aharonson as ICL’s President and CEO, and after the date of this report, it was resolved to appoint Mr. Eli Amon as Acting President of the Growing Solutions Division, replacing Mr. Aharonson, effective as of February 27, 2025 and until the appointment of a permanent President for the division is completed. Additionally, during the second quarter of 2025, Mr. Nadav Turner, who served during the past five years as CEO of the YPH joint venture in China, is expected to be appointed President of the Phosphate Solutions Division, replacing Mr. Phil Brown, who will be leading the development of ICL’s Battery Materials business reporting directly to the CEO and a member of ICL executive management.

Raviv Zoller. Mr. Zoller has served as ICL's President and Chief Executive Officer since May 14, 2018. Prior to joining ICL, from 2008, Mr. Zoller served as the Chief Executive Officer of I.D.I. Insurance Company Ltd. (“Bituach Yashir”), which is listed on the TASE. In 1999, Mr. Zoller founded Ness Technologies Inc., which began trading on NASDAQ in 2004 and served as its President and Chief Executive Officer until 2007. Mr. Zoller voluntarily served from 2012 to October 2019 as Chairman of the Ethiopian National Project (ENP), a non-profit organization. From 2023, Mr. Zoller serves as the Vice Chairman of the board of the International Fertilizer Association (IFA). Mr. Zoller holds a B.A. degree in Economics and Accounting from Tel Aviv University and is a qualified certified public accountant. Mr. Zoller's tenure as ICL's President and Chief Executive Officer ends on March12, 2025.

ICL Group Limited 225

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

Elad Aharonson. Mr. Aharonson has been serving as President of ICL’s Growing Solutions since April 2021. Effective March 13, 2025, Mr. Aharonson will assume the role of President and Chief Executive Officer of ICL. Prior to joining ICL, Mr. Aharonson served at Elbit Systems since 2004, holding various senior management positions, including Executive Vice President and General Manager at the ISTAR Division from 2015 to 2021, Executive Vice President and General Manager of its UAS Division, from 2011 to 2015 and Vice President – UAV Systems, from 2009 to 2011. Mr. Aharonson holds a Law Degree (LL.B.) and a BBA from the Hebrew University of Jerusalem, Israel.

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

ICL Group Limited 226

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

Noam Goldstein. Mr. Noam Goldstein serves as ICL EVP, Chief Risk Officer since January 2024. In this role he is also responsible for the ICL Energy activities and for the ICL Quality Assurance. Mr. Goldstein joined ICL in 1986 and served in various positions in the Potash Division, including Vice President of Business Development, CFO in Europe, Vice President of Infrastructure, Senior Vice President Operations at ICL Dead Sea, and the president of ICL´s Potash Division and until recently as ICL EVP for Operational Excellence, Innovation & Energy. Mr. Goldstein serves as the Chair of the Chemical, Pharmaceutical, and Environmental Industries Association of the Manufacturers Association of Israel. Mr. Goldstein holds a B.A. degree in Economics and Business Administration from the Hebrew University of Jerusalem and a M.A. degree in Economics from Ben Gurion University. Mr. Goldstein is also a graduate of the Heschel Sustainability Leadership Fellowship Program.

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

Maya Grinfeld. Ms. Grinfeld serves as VP, ICL Global Marketing & Communications, since September 2019 and is considered an office holder of the Company since May 2024. Prior roles include VP of Marketing of a leading home design group company-Negev Group from 2017-2019, Head of the International Marketing at Caesarstone Ltd. (NASDAQ: CSTE) from 2006-2017. In addition, Ms. Grinfeld served as Marketing Manager at Inclarity from 2000-2005 and as Head of Operations in El Al Israel Airlines (OTC: ELAL/TA: ELAL) from 1997-2000. Ms. Grinfeld holds a MBA from University of Haifa and a LLB from London Metropolitan University.
ICL Group Limited 227

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were elected.

B. COMPENSATION

Director Compensation

Approval of Director Compensation

The approval of our directors' compensation is governed by Israeli law. Under the Companies Law requirements, compensation of directors generally requires the approval of the HR & Compensation Committee, the Board of Directors and the shareholders, in that order. Generally, the approval of the HR & Compensation Committee and the Board of Directors must be in accordance with the Company’s compensation policy for officers and directors, as in effect from time to time (the “Compensation Policy”), except in special circumstances and subject to certain conditions, in which case the shareholder approval must be by a special majority of non-controlling and disinterested shareholders.

Non-Executive Director Compensation

Each of our non-executive directors (including our external directors, within the meaning of the Companies Law) are compensated in accordance with the regulations promulgated under the Companies Law governing the compensation of external directors (the “Compensation Regulations”). The Compensation Regulations set minimum and maximum amounts of cash compensation (an annual fee and fee per meeting), depending on the Company’s shareholders’ equity. Generally, shareholder approval is not required for director compensation payable in cash (annual and per meeting fees) up to the maximum amounts set forth in Compensation Regulations.

The non-executive directors’ fee per meeting varies based on the qualifications of the non-executive directors, depending on whether the director is qualified as an “Expert Director” under the Compensation Regulations. The current fees according to the Compensation Regulations are as follows:

	Expert Directors	Non-Expert Director
Fixed Annual Fee	~NIS 165,000 (approximately $44,600)	~NIS 124,000 (approximately $33,500)
Per Meeting Fee	~NIS 6,400 (approximately $1,700)	~NIS 4,800 (approximately $1,300)

The Company also covers and/or reimburses its directors for expenses (including travel expenses) incurred in connection with meetings of the Board of Directors and its committees or performing other services for the Company in their capacity as directors, in accordance with the Company's Compensation Policy and the Compensation Regulations. Our Board members also benefit from directors' and officers' liability insurance and indemnification and exemption arrangements. For further information, see “Item 6 - Directors, Senior Management and Employees— C. Board Practices – Insurance and Indemnification”.
ICL Group Limited 228

The aggregate cash compensation paid by us to our non-executive directors for the year ended December 31, 2024, was approximately $0.9 million. This amount includes annual and per meeting fees but does not include business travel and expenses reimbursed to directors.

2024 Summary of Directors Compensation: The following table sets out the compensation earned by each individual who served as a non-executive director during the year ended December 31, 2024 (amounts exclude VAT):

Non-executive Director	Fixed Annual Fee	Aggregate Per Meeting Fees	Total
Aviad Kaufman	NIS 165,041 (~$44,606)	NIS 130,810 (~$35,354)	NIS 295,851 (~$79,960)
Avisar Paz	NIS 165,041 (~$44,606)	NIS 143,510 (~$38,786)	NIS 308,551 (~$83,392)
Dafna Gruber	NIS 165,041 (~$44,606)	NIS 213,360 (~$57,665)	NIS 378,401 (~$102,271)
Gadi Lesin	NIS 165,041 (~$44,606)	NIS 194,310 (~$52,516)	NIS 359,351 (~$97,122)
Lior Reitblatt	NIS 165,041 (~$44,606)	NIS 199,390 (~$53,889)	NIS 364,431 (~$98,495)
Michal Silverberg	NIS 165,041 (~$44,606)	NIS 109,220 (~$29,519)	NIS 274,261 (~$74,125)
Dr. Miriam Haran	NIS 165,041 (~$44,606)	NIS 217,170 (~$58,695)	NIS 382,211 (~$103,301)
Reem Aminoach	NIS 165,041 (~$44,606)	NIS 91,440 (~$24,714)	NIS 256,481 (~$69,320)
Sagi Kabla*	NIS 165,041 (~$44,606)	NIS 166,370 (~$44,965)	NIS 331,411 (~$89,571)
Tzipi Ozer-Armon	NIS 165,041 (~$44,606)	NIS 101,600 (~$27,459)	NIS 266,641 (~$72,065)
Shalom Shlomo	NIS 123,730 (~$33,441)	NIS 77,112 (~$20,841)	NIS 200,842 (~$54,282)

*   Mr. Kabla, Israel Corp.'s Chief Financial Officer, has requested that his director cash compensation be assigned and paid directly to Israel Corp.

Executive Chairman of the Board's Compensation

From July 1, 2022 until March 6, 2025, Mr. Doppelt was entitled to the following cash and equity-based compensation for his service as Executive Chairman of the Board, as approved by our shareholders at the Annual General Meeting held on March 30, 2022, following approvals by the HR & Compensation Committee and Board of Directors on January 31, 2022 and February 8, 2022, respectively.

(1)	Annual cost of employment: Annual fixed cost of employment of NIS 1.8 million (approximately $486,000).

(2)
Short-term incentive (“STI”): An annual cash bonus, in accordance with the Executive Chairman’s STI formula set forth in the Company’s Compensation Policy. Mr. Doppelt’s target STI, which was his potential maximum STI payout in any given year, could not exceed NIS 1.2 million (approximately $329,000). For details regarding Mr. Doppelt’s STI formula and for his 2024 STI payout, see below "Short-Term Incentive - The Annual Bonus Component".

ICL Group Limited 229

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

(4)
Long-term incentive (“LTI”): On March 30, 2022, Mr. Yoav Doppelt was awarded a three-year LTI award, for the years 2022-2024, in the form of options to purchase 1,055,100 Ordinary Shares, at an exercise price of NIS 35.7 ($9.7) per share (or exercisable on a cashless basis pursuant to a customary “net exercise” formula), with a total value of NIS 9 million (approximately $2.4 million), or NIS 3 million (approximately $811,000) per vesting annum. For details regarding the Company's equity compensation plans, see Note 19 to our Audited Financial Statements.

Effective as of March 6, 2025, at an extraordinary general meeting of shareholders held on such date, our shareholders approved the renewal of Mr. Yoav Doppelt’s compensation terms as the Executive Chairman of the Board for a period of three years, until March 5, 2028, following approvals by the HR & Compensation Committee on December 31, 2024 and January 6, 2025 and the Board of Directors on January 9, 2025. The renewed terms are substantially similar to those approved in 2022, other than the adjustment of the amounts approved in 2022 for inflation up to the present date, and the inclusion of a provision linking all compensation components going forward to the CPI, as well as an additional update of Mr. Dopplet’s LTI, consistent with the adjustments made in the grants awarded to other Company executives in 2024. The renewed terms are as follows:

(1)	Annual Cost of employment: NIS 1,963,000 (approximately $530,500), consistent with the amount approved in 2022, adjusted for inflation since then.

(2)
Short term incentive: Mr. Doppelt is eligible for an annual cash bonus based on the Executive Chairman’s STI formula set forth in the Company’s Compensation Policy, with a target STI, which is also the maximum potential payout of NIS 1,309,300 (approximately $358,700) per year, consistent with the terms approved by the shareholders in 2022, adjusted for inflation since then.

(3)	Termination Arrangement: Remained unchanged from the previous terms, approved by the shareholders in 2022.

(4)
Other Benefits: Mr. Doppelt is entitled to additional cash and non-cash benefits similar to those payable to senior executives of the Company, including but not limited to, pension and severance pay, life insurance (risk), annual vacation days (and redemption of accrued vacation days), sick days quota, recuperation days and expenses reimbursement. All of Mr. Doppelt’s compensation components, including base salary and STI, are subject to periodical adjustment in accordance with increases in the CPI, with the baseline being the January 2025 CPI, published on February 15, 2025, subject to the maximum amounts for each compensation component as set forth in the Compensation Policy.

Long-term incentive: On March 6, 2025, Mr. Doppelt was awarded a three-year LTI award, for the years 2025-2027, in the form of options to purchase 1,973,684 Ordinary Shares, at an exercise price of NIS 21.5 ($5.94) per share (or exercisable on a cashless basis pursuant to a customary “net exercise” formula), with a total value of NIS 11.25 million (approximately $3 million), or NIS 3.75 million (approximately $1 million) per vesting annum. For details regarding the Company's equity compensation plans, see Note 19 to our Audited Financial Statements.
ICL Group Limited 230

Equity (LTI) Grants to the Executive Chairman of the Board:

Grant for Year	Grant Date	Type of Equity	Dates of Governance Bodies' Approvals	Grant Value (NIS)	Amount of Options	Expiration Date
2022-2024(1)	March 30, 2022	Options	HR & Comp. Committee – 31.1.22 & 6.2.22 Board – 8.2.22 Shareholders (Annual GM) – 30.3.22	9 million (3 million per annum)	1,055,100	March 30, 2027
2025-2027(2)	March 6, 2025	Options	HR & Comp. Committee – 31.12.24 & 6.1.25 Board – 9.1.25 Shareholders (Annual GM) – 6.3.25	11.25 million (3.75 million per annum)	1,973,684	March 6, 2030
Vesting Schedule
The options will vest in three equal tranches, upon each of the three anniversaries of the grant date. Options fully accelerate if Mr. Doppelt ceases to provide services within 12 months following a change of control (as defined in the Equity Plan), except in the event of termination for cause.

(1)	The equity award was granted pursuant to the Company’s Equity Compensation Plan (2014), as amended in June 2016.

(2)	The equity award was granted pursuant to the Company’s Equity Compensation Plan (2024).

Other than the agreement with Mr. Doppelt in his capacity as Executive Chairman of the Board, described above, including the indemnification, exemption and insurance arrangements customary in the Company and the described acceleration of equity awards upon termination of his service under certain circumstances, we do not have any written agreements with any current director providing for benefits upon the termination of such directors' relationship with us.

Senior Management Compensation

Our Compensation Philosophy

The design and philosophy of our executive compensation program closely links financial performance and strategy execution to resulting awards, supporting our efforts to attract, motivate and retain the brightest talent with skills across a diverse range of capabilities. An emphasis on long-term incentives (equity-based compensation) focuses our executives on long-term success and aligns compensation with shareholders’ interests. The compensation structure is designed to support the delivery of financial performance while demonstrating a commitment to operating safely, reliably and in a manner that is proactively consistent with our Environmental, Social and Governance (ESG) commitments. ESG performance targets are regularly included as part of the annual short term incentive plan of all executive officers, to reflect our commitment to create impactful solutions for humanity’s sustainability challenges. Accordingly, for 2024, our HR & Compensation Committee and Board of Directors set annual key performance indicators (“KPIs”) for our executive management, that incorporate improvement of specific ESG targets, including: health & safety performance (IR improvement targets), environmental performance (water savings, waste reduction, greenhouse gas emissions reduction targets, aimed to eventually achieve science based targets, as further detailed in “Item 4 – Information On The Company — B. Business Overview - Task Force on Climate-related Financial Disclosures (TCFD)"), suppliers sustainability performance (related to TfS/Ecovadis assessments), climate-change and climate related disclosures and rankings, diversity and gender equality improvement targets, energy efficiency, green products, product carbon footprints calculations, and more.

ICL Group Limited 231

Compensation and Recoupment Policy

At the extraordinary general meeting of shareholders held on October 9, 2024, our shareholders approved a new compensation policy for office holders (the “New Compensation Policy”), for a period of three years, replacing the previous compensation policy that was approved by our shareholders in March 2022 (the “Previous Compensation Policy”). The New Compensation Policy contained a few adjustments in comparison to the Previous Compensation Policy, reflecting the experience that was gained from the implementation of the Previous Compensation Policy since its adoption. A copy of the New Compensation Policy is attached as Exhibit 4.3 to this Annual Report on Form 20-F. The New Compensation Policy refers, among other things, to the Compensation Recoupment Policy that was adopted by the Company in 2023, as required under, and in accordance with, the requirements of Section 10D of the Securities Exchange Act of 1934, as amended, and Section 303A.14 of the NYSE Listed Company Manual. A copy of the Compensation Recoupment Policy is attached as Exhibit 4.7 to the Company's 2023 Annual Report on Form 20-F.

2024 Senior Management Compensation

The aggregate compensation amount to all of the members of our senior management (Global Executive Committee – GEC) as of December 31, 2024, was approximately $17 million for the year 2024. This amount includes an annual provision for pension and other retirement benefits for our senior management of approximately $1 million.

The following table and accompanying notes describe the compensation incurred for the year 2024 with respect to the five highest earning senior officers of ICL for such period.

Details of the Recipient			Payments for services
Name	Position	Scope of position	Base Salary	Compensation (1)	Bonus (STI) (2)	Equity based compensation (LTI)(3)	Total
US$ thousand
Raviv Zoller (4)	President & Chief Executive Officer	100%	850	1,818	1,118	787	3,723
Elad Aharonson (5)	President, Growing Solutions Division	100%	410	586	394	922	1,902
Aviram Lahav (6)	Chief Financial Officer	100%	401	574	378	904	1,856
Philip Brown (7)	President, ICL Phosphate Specialty Solutions Division	100%	375	415	598	677	1,690
Lilach Geva-Harel (8)	EVP, Chief Legal and Sustainability Officer	100%	287	433	303	748	1,484

(1)
The salary items (compensation) column in the above table include all of the following components: base salary, customary social benefits, customary social and related provisions, Company car and reimbursement of telephone expenses. The compensation is in accordance with both the Previous Compensation Policy and the New Compensation Policy.

(2)
The annual bonuses (STI awards) to officer holders for 2024, including the top-five earners in 2024, were approved by our HR & Compensation Committee and Board of Directors on January 20, 2025, and January 22, 2025, respectively.

(3)
The expense for share-based payment compensation is calculated according to IFRS and is recognized in the Company’s statement of income over the vesting period of each portion. The amounts reported in this column represent the expense recorded in the Company’s financial statements for the year ended December 31, 2024, with respect to equity-based compensation granted to the senior officer. For details regarding the Company's equity compensation plans, see Note 19 to our Audited Financial Statements.

ICL Group Limited 232

Five highest earning senior officers' employment terms summary:

	Senior officer	Employment terms
(4)	Raviv Zoller	Mr. Zoller's compensation terms, as of December 31, 2024, were as follows:
		•	Base salary:
			-	Annual base salary of ~NIS 3.2 million (approximately $880,000), or
			-	Monthly base salary of ~NIS 266,000 (approximately $73,000).
			-	In accordance with the Company's Compensation Policy, the CEO's perquisites for the reporting period totaled ~NIS 0.3 million (approximately $81,000). This amount includes provisions for a company car and related gross-ups, reimbursement of telephone expenses, communication allowances (as newspaper), and meal allowances, and does not include any social benefit-related compensation or customary social related provisions such as pension payments.
		•	STI – Annual Bonus: Target STI of ~NIS 3.5 million (approximately $959,000), and maximum STI of ~NIS 4.56 million (approximately $1.25 million). For information regarding Mr. Zoller’s STI formula, performance and payout in 2024, see below “Short-Term Incentive - The Annual Bonus Component”.
		•	LTI – Equity: Entitlement to an annual LTI (equity) value of NIS 5.5 million (approximately $1.5 million). The equity-based compensation amount in the above table reflects the expense that was recognized for Mr. Zoller’s LTI in the Company’s 2024 Financial Statements. For details regarding Mr. Zoller's equity-based compensation grants, see Note 19 to our Audited Financial Statements;
		•	Termination arrangements:
			-	12-months advance notice period in case of termination by the Company (not for cause) or 6-months advance notice in case of resignation;
			-	Additional severance equal to the last base salary multiplied by the number of years that Mr. Zoller served as ICL’s President & CEO.
		•	In accordance with Mr. Zoller’s Employment Agreement, all compensation items per Mr. Zoller’s Employment Agreement, are adjusted to the increase in the CPI.
		•	All other cash and non-cash benefits payable to our senior executives pursuant to our policies in effect from time to time, including but not limited to, pension, education fund, disability insurance, Company car, gross up, as well as the exemption, insurance and indemnification arrangements applying to the Company’s office holders.
(5)	Elad Aharonson	•	Monthly base salary: ~NIS 128,000 (approximately $35,000), as of December 31, 2024, adjusted to increase in the CPI.
		•	STI: Target STI of 75% of the annual base salary. For details regarding Mr. Aharonson’s STI performance and payout in 2024, see below “Short-Term Incentive Annual Bonus Component”.
		•	LTI: The equity-based compensation amount in the above table reflects the expense that was recognized for Mr. Aharonson’s LTI in the Company’s 2024 Financial Statements.
		•	Termination arrangements: Advance notice period of 6 months.
		•	All other benefits customary in the Company, such as regular provisions for pension and severance, education fund, disability insurance, Company car, gross up, as well as the exemption, insurance and indemnification arrangements applying to the Company’s office holders.

ICL Group Limited 233

	Senior officer	Employment terms
(6)	Aviram Lahav	•	Monthly base salary: ~NIS 125,000 (approximately $34,000), as of December 31, 2024, adjusted to increase in the CPI.
		•	2024 STI: Target STI of 75% of the annual base salary. For details regarding Mr. Lahav’s STI performance and payout in 2024, see below "Short-Term Incentive Annual Bonus Component".
		•	LTI: The equity-based compensation amount in the above table reflects the expense that was recognized for Mr. Lahav’s LTI in the Company’s 2024 Financial Statements.
		•	Termination arrangements: 6-months advance notice period in case of termination by the Company (not for cause) or 3-months advance notice in case of resignation.
•
All other benefits customary in the Company, such as regular provisions for pension and severance, education fund, disability insurance, Company car, gross up, as well as the exemption, insurance and indemnification arrangements applying to the Company’s office holders.

(7)	Philip Brown	•	Monthly base salary: ~NIS 114,000 (approximately $31,000), as of December 31, 2024.
		•	STI: Target STI of 75% of the annual base salary. For details regarding Mr. Brown’s STI performance and payout in 2024, see below “Short-Term Incentive Annual Bonus Component”.
		•	LTI: The equity-based compensation amount in the above table reflects the expense that was recognized for Mr. Brown’s LTI in the Company’s 2024 Financial Statements.
		•	All other benefits customary in the Company, such as regular provisions for health, retirement and severance, disability arrangement, car allowance, as well as the exemption, insurance and indemnification arrangements applying to the Company’s office holders.
(8)	Lilach Geva-Harel	•	Monthly base salary: ~NIS 98,000 (approximately $27,000), as of December 31, 2024, adjusted to increase in the CPI.
		•	STI: Target STI of 75% of the annual base salary. For details regarding Mrs. Geva Harel’s STI performance and payout in 2024, see below “Short-Term Incentive Annual Bonus Component”.
		•	LTI: The equity-based compensation amount in the above table reflects the expense that was recognized for Mrs. Geva Harel’s LTI in the Company’s 2024 Financial Statements.
		•	Termination arrangements: Advance notice period of 6 months.
		•	All other benefits customary in the Company, such as regular provisions for pension and severance, education fund, disability insurance, Company car, gross up, as well as the exemption, insurance and indemnification arrangements applying to the Company’s office holders.

ICL Group Limited 234

Mr. Elad Aharonson, New President and CEO

On December 23, 2024, our Board of Directors approved the appointment of Mr. Elad Aharonson as ICL’s new President and CEO, effective March 13, 2025, succeeding. Mr. Raviv Zoller. On March 6, 2025, our shareholders approved Mr. Aharonson’s compensation terms as our new President and CEO, following the approval of the HR & Compensation Committee on December 31, 2024 and January 6, 2025, and the Board of Directors on January 9, 2025. Mr. Aharonson’s compensation terms as President and CEO are as follows:

Annual base salary. An annual gross base salary of NIS 2,820,000 (approximately $762,000).

STI award. Mr. Aharonson's target STI, in a given year, which represents the payout amount for achieving a 100% performance level (i.e., meeting 100% of all the targets) in such year, will amount to 12 monthly base salaries (which is currently equal to NIS 2,820,000 (approximately $773,000)). The maximum STI payout for Mr. Aharonson for any given fiscal year may not exceed 15 monthly base salaries (which is currently equal to NIS 3,525,000 (approximately $966,000)).

Long-Term Incentive (LTI). Mr. Aharonson is entitled to an LTI award in the form of equity compensation, in the value of NIS 5,520,000 (approximately $1,492,000) per vesting annum, or any other amount per vesting annum as approved by the Company’s authorized organs, including shareholder approval by the required majority according to applicable law. For further details regarding Mr. Aharonson's LTI award for the years 2025-2027, see Note 19 to our Audited Financial Statements.

Notice Period. Mr. Aharonson will be entitled to advance notice of termination of 12 months in any case of termination of employment (excluding termination of employment by the Company for cause) (the “Advance Notice Period”). During the Advance Notice Period, Mr. Aharonson may be required to continue his work for the Company. During the Advance Notice Period, should employer-employee relations remain in effect, Mr. Aharonson will be entitled to all of his compensation terms, including STI and vesting of any existing LTI awards. Mr. Aharonson may receive payment in lieu of the advance notice period, including salary and any associated benefits or their equivalent value, but excluding STI payment, existing LTI vesting and a new LTI grant.

Other Benefits. Mr. Aharonson is entitled to additional cash and non-cash benefits similar to those payable to senior executives of the Company pursuant to policies in effect from time to time, including but not limited to, welfare, pension including severance pay, education fund, life insurance (risk), health insurance, accidents insurance, work disability insurance, birthday and holiday gifts, vacation days per year (and redemption of accrued vacation days), sick days quota, recuperation days, annual medical examination, professional association membership fees, meals allowance or its equivalent, newspaper allowance, cellular phone and company car, including gross up, and expenses reimbursement. Mr. Aharonson is also entitled to the exemption, insurance and indemnification arrangements as customary in the Company. All components of Mr. Aharonson’s compensation, including base salary, STI awards and LTI entitlement, will be adjusted periodically in accordance with increases in the CPI, subject to the maximum amounts for each compensation component as set forth in the Compensation Policy.

ICL Group Limited 235

Mr. Raviv Zoller, Departing President and CEO

Mr. Raviv Zoller will cease to serve as our President and CEO on March 12, 2025. On December 31, 2024, and January 9, 2025, our HR & Compensation Committee and Board of Directors, respectively, approved Mr. Zoller’s employment termination terms, which are consistent with the terms of his employment agreement and applicable law. According to these terms, the employment relationship between the Company and Mr. Zoller will terminate in November 2025, following the conclusion of his accrued vacation and sick days. Upon termination of employment, Mr. Zoller will receive payment in lieu of 12 months' advance notice, as well as an additional severance payment, in addition to the regular severance pay, for each year of his employment (including the 12 months advance notice period).

Short Term Incentive - The Annual Bonus Component

Our Annual Short Term Incentive Plan is a key element in supporting our pay-for-performance philosophy. Each Executive Officer’s annual incentive opportunity is determined by performance in certain components, with an emphasis on key operating and financial metrics, including ESG targets.

The Annual Incentive Plan for 2024 continued to include strategic metrics at both ICL and operating segment levels to measure and reward initiatives critical to the longer-term success of the organization. For most of our executive officers, other than for Mr. Zoller (our departing President and CEO) and Mr. Doppelt (our Executive Chairman of the Board), the STI targets continue to be set as a percentage of salary, with actual STI payouts based on a performance multiplier dependent on the achievement of predetermined annual goals.

ESG performance targets are included as part of the annual short term incentive plan of all executive officers, to reflect our commitment to creating impactful solutions for humanity’s sustainability challenges, including: health & safety performance (IR improvement targets), environmental performance (water savings, waste reduction and GHG emissions reduction targets, aimed to eventually achieve science-based targets (SBTi)), suppliers sustainability performance (related to TfS/Ecovadis assessments), climate-change and climate related disclosures and rankings, diversity and gender equality improvement targets, energy efficiency, green products, product carbon footprints calculations, and more. On January 20, 2025, and January 22, 2025, our HR & Compensation Committee and Board of Directors, respectively, approved the payouts of the annual STI awards to our executive officers for 2024, including the top-five earners in 2024 among ICL’s senior officers, in accordance with the Company’s Compensation Policy, and according to the criteria set forth above.

CEO STI formula as set forth in the Previous Compensation Policy that was in effect in 2024:

•
The target STI (“STI Target”) for the CEO represents the payout amount for achieving a 100% performance level (i.e., meeting 100% of all targets) in a given year. The STI Target for the CEO for any given fiscal year may shall not exceed 120% of the CEO’s annual base salary.

•
80% of the CEO's STI Target will be measured against the performance level of annual measurable financial and non-financial goals determined by the HR & Compensation Committee and the Board of Directors at the beginning of each fiscal year, as detailed in the Compensation Policy.

ICL Group Limited 236

•
Out of the 80% STI Target, at least 60% of the STI Target will be based on financial goals included in the annual budget and the remaining 20% (or less) of the STI Target will be based on other measurable non-financial goals. The achievement level of each goal, whether measurable financial goals or measurable non-financial goals, will be assessed independently of other goals, according to the rating scale set forth in the Company’s Compensation Policy, and then translated into payout factors. The measurable financial goals are calculated based on the figures from ICL's annual reports, as adjusted in accordance with the pre-defined profit adjustments list in the Compensation Policy (the ”Predefined List”).

•
If the actual performance of ICL’s operating income and/or net income, as adjusted according to the Predefined List, does not meet the threshold performance level (60% of budgeted level), there will be no payout for the 80% portion of the STI award that is based on measurable financial and non-financial goals.

•
The remaining 20% of the CEO's STI Target will be determined based on a qualitative evaluation by the HR & Compensation Committee and Board of Directors. The maximum payout for this component cannot exceed three base monthly salaries.

•	The maximum STI payout for the CEO according to the Company's Compensation Policy cannot exceed, for any given year, the lower of 130% of the CEO's STI Target for such year and $1.5 million.

•
Mr. Zoller’s STI Target for fiscal year 2024 after adjustment to the CPI as per his employment agreement, was ~NIS 3.5 million (approximately $959,000), with a maximum STI payout of NIS 4.56 million (approximately $1.2 million).

•	For details regarding Mr. Zoller’s STI performance and payout in 2024, see ”Five-highest earners STI performance and payout in 2024” below.

Executive Chairman of the Board (CoB) STI Formula as set forth in the Previous Compensation Policy that was in effect in 2024:

•
The STI Target for the CoB represents the payout amount for achieving a 100% performance level (i.e., 100% of all targets) in a given year. The STI Target for the CoB for any given fiscal year may not exceed 120% of the CoB's annual base salary.

•
If the actual performance of ICL’s operating income and/or net income, as adjusted according to the Predefined List, does not meet the threshold performance level (60% of the budgeted level), no payout will be made under the CoB STI plan.

•
Of the CoB's STI Targets for any given year, 30% will be based on the performance level of ICL EBITDA; 30% on the performance level of ICL Operating Income; 20% on the performance level of ICL Net Income, and 20% on the performance level of ICL’s Revenues. These goals will be derived from ICL’s budget for the relevant fiscal year, and the achievement level of each goal will be assessed independently, according to the rating scale set forth in the Company's Compensation Policy and then translated into payout factors. Such financial goals are calculated according to the figures from ICL's annual reports, as adjusted in accordance with the Predefined List.

•	According to the Compensation Policy, the maximum STI payout for the CoB shall not exceed, for any given fiscal year, the lower of 150% of the CoB's STI Target and $1 million.

ICL Group Limited 237

•	Mr. Doppelt’s STI Target for 2024, which was also his potential maximum STI payout, was NIS 1.2 million (approximately $329,000).

•
Mr. Doppelt’s overall STI score for 2024 representing the performance against the STI targets for 2024, was 139.5%. His payout was NIS 1.2 million (approximately $329,000), which represents a 100% score and is the maximum STI payment possible under Mr. Doppelt's compensation terms.

Amendments to STI formulas of CoB and CEO as set forth in the New Compensation Policy that is in effect commencing 2025

•
Pursuant to the New Compensation Policy that was approved by our shareholders on October 9, 2024, effective as of the STI for 2025, the CEO STI formula has been amended to provide that out of the measurable 80% STI Target, between 50%-100% will be measured against financial goals included in the annual budget for the relevant fiscal year, and the remaining measurable STI Target will be measured against non-financial measurable goals. The list of financial and non-financial measurable goals remains unchanged. In addition, the payout factor for non-financial measurable goals for excellent performance by the CEO has been expanded to a range between 100%-125%.

•
The list of financial goals’ adjustments for purposes of calculating the STI of the CoB and the CEO for any given year in the New Compensation Policy includes an adjustment for force majeure events, including pandemics, natural disasters, war (including related geopolitical developments), strikes and shutdowns, general emergency situations, an offensive event against ICL or against its facilities (including cyber-attacks), etc., that were not considered for purposes of determining the annual budget. According to shareholders approval, this adjustment applies as of 2024 reporting year period for purposes of calculating the payout of the STI awards for 2024 for the CoB and the CEO.

Executive Officers (other than the CoB and CEO) STI requirements as set forth in the Company’s Previous Compensation Policy that was effect in 2024:

•
With respect to our Executive Officers, other than our CEO and CoB, the Company's Compensation Policy provides that the annual bonuses may be calculated by measurable financial metrics and/or measurable non-financial metrics, as pre-determined by our HR & Compensation Committee and Board of Directors, and/or determined based on a qualitative evaluation. The HR & Compensation Committee and Board of Directors may determine, in any given year, that the STI payout for such Executive Officers will be granted, in whole or in part, according to a qualitative evaluation of non - measurable items, subject to the maximum STI payout set forth in the Compensation Policy and described below.

•
The maximum STI payout for such an Executive Officers, other than the CEO and CoB, shall not exceed, for any given fiscal year, the lower of 225% of the Executive Officer’s STI Target for such year and $1 million.

•	For details regarding the STI performance and payout to the five highest earning senior officers of ICL for 2024, see ‘Five-highest earners STI performance and payout in 2024' below.

ICL Group Limited 238

Five-highest earners STI performance and payout in 2024(2)

Executive Office	Annual Base (1)	STI Target %	STI Target	Overall score of % target (3)	2024 STI Payout
Raviv Zoller	NIS 3.2 million (~$0.88 million)	NA(4)	NIS 3.5 million (~$0.96 million)	116.6%	NIS 4.08 million (~$1.12 million)
Elad Aharonson	NIS 1.5 million (~$0.41 million)	75%	NIS 1.2 million (~$0.33 million)	124.83%	NIS 1.44 million (~$0.39 million)
Aviram Lahav	NIS 1.5 million (~$0.41 million)	75%	NIS 1.1 million (~$0.30 million)	122.6%	NIS 1.38 million (~$0.38 million)
Philip Brown(5)	NIS 1.4 million (~$0.38 million)	75%	NIS 1.0 million (~$0.28 million)	123.9%	NIS 1.27 million (~$0.35 million)
		33.33%	NIS 0.5 million (~$0.125 million)	200%	NIS 0.90 million (~$0.25 million)
Lilach Geva Harel	NIS 1.2 million (~$0.33 million)	75%	NIS 0.9 million (~0.25 million)	125.5%	NIS 1.11 million (~$0.30 million)

(1)	The Annual Base amounts are as of December 31, 2024.

(2)
The adjustments to the Company’s annual net and operating income, as specified in “Item 5 – Financial Results and Business Overview– A. Operating Results", for purposes of calculating the STI threshold and the measurable financials goals for the CEO and the CoB, adhere to the Predefined List in the Company's Compensation Policy. This includes adjustments for charges related to the security situation in Israel, which as determined by the shareholders, apply to STI awards for the year ending December 31, 2024, for purposes of calculating the payout of the STI awards for 2024 of the CoB and the CEO, in order to align the financial measures for purposes of calculating such 2024 STI payouts with the 2024 financial measures reported by the Company.

(3)	For all executive officers, this column represents the weighted percentage score of the measurable financial and non-financial goals (including ESG targets) and qualitative evaluation, as applicable.

(4)	Mr. Zoller's STI Target was determined in Mr. Zoller's Employment Agreement as a nominal amount, linked to the CPI.

(5)
Mr. Brown STI payout in 2024 (as shown in the table above) includes his annual STI payment of NIS 1.27 million (approximately $0.35 million), which represents an overall score of 123.9% of his STI targets, as well as an additional STI for the pre-defined 2024 KPI's, in the amount of NIS 912,500 (approximately $0.25 million).

ICL Group Limited 239

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

Dr. Miriam Haran and Ms. Dafna Gruber serve as “external directors” according to the Companies Law. Messrs. Lior Reitblatt, Gadi Lesin and Shalom Shlomo and Ms. Tzipi Ozer Armon qualify as independent directors, as defined in the Companies Law. Mses. Tzipi Ozer Armon, Miriam Haran, Dafna Gruber and Michal Silverberg, as well as Messrs. Reem Aminoach, Lior Reitblatt, Gadi Lesin, Avisar Paz and Shalom Shlomo qualify as independent directors under the rules applicable to US companies listed on the NYSE. Messrs. Yoav Doppelt, Aviad Kaufman and Sagi Kabla are not considered independent directors by virtue of the positions they hold, or previously held, with our controlling shareholder's group. We do not have service agreements with our current directors, excluding our Executive Chairman of the Board, Mr. Yoav Doppelt.

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

ICL Group Limited 240

Board Effectiveness Review

Our Board of Directors is committed to continuous improvement and recognizes the fundamental role a robust Board of Directors and committee evaluation process play in ensuring that our Board of Directors maintains optimal composition and functions effectively. In the annual self-evaluation process, the members of the Board of Directors conduct a confidential assessment of the performance, risk oversight and composition of the Board and its committees, as relevant. As part of the evaluation process, the Board of Directors reviews the effectiveness and overall composition of the Board of Directors, including director tenure, board leadership structure, diversity and skill sets, the quality and scope of the materials distributed in advance of meetings and the board's access to Company executives and operations, to ensure the Board of Directors serves the best interests of shareholders and positions the Company for future success. After the evaluations, the board and committees, in conjunction with the corporate secretariat function, work to improve upon any issues presented during the evaluation process and to identify opportunities that may lead to further improvement. While this formal self-evaluation is conducted on an annual basis, the evaluation process is an ongoing process throughout the year. Directors continuously share their perspectives, feedback, and suggestions throughout the year, whether during the board’s executive sessions or otherwise.

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

ICL Group Limited 241

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

As of the date of this Annual Report, we have two external directors: Dr. Miriam Haran, whose second three-year term commenced on July 17, 2024, and Ms. Dafna Gruber, whose second three-year term commenced on January 27, 2025.

ICL Group Limited 242

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

ICL Group Limited 243

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

ICL Group Limited 244

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

ICL Group Limited 245

Climate, Sustainability & Community Relations Committee

Members

Dr. Miriam Haran (Chair, Environmental Expert)

Sagi Kabla

Gadi Lesin

Shalom Shlomo

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

Main Responsibilities

•	Overseeing ICL’s financing and equity management and operations, including loans, equity offerings, hedging, debt and other financing vehicles.

ICL Group Limited 246

Board and Committees attendance in 2024

Organ Name	Number of Meetings in Reported Year	Average Attendance
Board of Directors	19	97%
Audit & Accounting Committee	10	100%
Human Resources & Compensation Committee	6	100%
Climate, Sustainability & Community Relations Committee	5	100%
Financing Committee	2	100%

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
ICL Group Limited 247

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

The Company’s directors’ and officers’ liability insurance policy for 2024 was approved by the Company's authorized organs in February 2024, in accordance with the Israeli Companies Regulations (Relief in Transactions with Interested Parties), 5760-2000 (the “Relief Regulations”) and the Company’s Compensation Policy for Office Holders (the “Compensation Policy”) and was in effect until March 2025. The 2024 directors’ and officers’ liability insurance policy included a liability limit of $200 million (comprised of a limit of $40 million joint tier with Israel Corp. and additional Side A coverage (directors and officers only) of $160 million for the Company only).

In February 2025, the Company's directors’ and officers’ liability insurance policy for 2025 was approved by the Company's authorized organs, in accordance with the Relief Regulations and the Compensation Policy, effective as of March 2025. The 2025 directors’ and officers’ liability insurance policy continues to include a liability limit of $200 million for both tiers (comprised of a limit of $40 million joint with Israel Corp. and additional Side A coverage (directors and officers only) of $160 million for the Company only).

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

ICL Group Limited 248

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

Breakdown of Employees by Segments

2024	2023	2022

Phosphate Solutions	3,765	3,970	3,961
Growing Solutions	3,612	3,630	3,792
Potash	2,063	2,092	2,120
Industrial Products	1,605	1,615	1,624
Global functions and headquarters	1,304	1,243	1,236
Sub Total	12,349	12,550	12,733
Temporary employees	718	800	886
Total employees	13,067	13,350	13,619

*Based on the managerial structure of the company.

Geographic Breakdown of Employees

2024	2023	2022
Israel	4,507	4,548	4,534
China	1,938	1,984	1,999
Brazil	1,580	1,637	1,711
Spain	879	918	940
USA	853	820	830
UK	693	705	715
Germany	686	704	717
Netherlands	557	580	612
France	124	126	127
All other	532	528	548
Sub Total	12,349	12,550	12,733
Temporary employees	718	800	886
Total employees	13,067	13,350	13,619

As of December 31, 2024, the Company’s workforce was comprised of 13,067 employees compared to 13,350 employees as of December 31, 2023, a decrease of 283 employees, due to organizational efficiency plans that adapt resources and costs to business requirements.

As a result of these adjustments, recruitment slowed down along with the rate of growth, which resulted in a moderate decrease in the number of employees in several regions around the world.

ICL Group Limited 249

Employer of Choice

At ICL, we believe that engaged and effective employees are key to our success. We strive to continue to be an Employer of Choice (EoC) and a favorable place to work in every region in which we operate. Towards this goal, we conduct an annual survey to assess our strengths and areas of opportunity, we measure our progress, and define concrete action plans to strengthen our position as an EoC. The surveys consistently show that our employees are proud to work at ICL, are engaged and motivated, and would recommend ICL as a good place to work. Our overall average engagement and enablement scores are above high performing as well as manufacturing and hi-tech norms. In 2024, ICL continued to receive global and local acknowledgement as a great place to work.

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

In 2024, we continued to invest in the leadership development of one of the most critical layers of the organization – middle management – through our Rise program's follow up activities. The purpose of this program is to enhance the leadership capabilities and mindset of middle managers through a global development experience aligned with ICL’s leadership model.

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

ICL Group Limited 250

Winning

At ICL, we strive to be the best in everything that we do. As part of ICL’s annual theme, 2024 was declared as the “Year of Winning”, with the goal of leveraging our unique resources, innovative approach, and our exceptional human capital, to take ICL to the next level. Throughout the year, we carried out a wide variety of initiatives – campaigns, contests, lectures – with the goal of informing and engaging our employees in the process of making ICL the best it can be.

Employee Experience & Wellbeing

In today's business environment, characterized by accelerating turbulence and disruption, employee experience and wellbeing have become more important than ever. Our goal is to create a positive, meaningful, healthy, and productive environment for employees throughout their tenure with the organization.

In 2024, we continued to strengthen our Employee Experience Center of Excellence to enable us to design positive experiences at pivotal, key moments that matter to employees. The results of our Employer of Choice survey provide us with valuable information regarding employee engagement and enablement that help us improve the overall employee experience. In addition, we are evaluating the integration of Artificial Intelligence technologies (AI) into our people practices simplifying processes, automate workflows, innovate, and improve the overall employee experience.

During this year, we extended our efforts to enhance employee wellbeing through our BeWell@ICL initiative. This included diversifying our offerings as well as expanding to additional countries, focusing on the European region. Our offering included sport activities and workshops in various topics, including healthy lifestyle, nutrition, mindfulness, improved work environment and more.

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
ICL Group Limited 251

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

As of 2024, ICL is a scored entity on Bloomberg, granting us access to ESG (Environmental, Social, and Governance) Scores via the Bloomberg Portal. These scores allow us to benchmark our performance against peers, review detailed scoring methodologies, and better understand our positioning within the industry.
ICL Group Limited 252

Through the portal, scored entities can also review and, if necessary, update publicly reported ESG input data points that form the foundation of their Bloomberg-assigned scores.

ICL’s performance highlights (calculated as of December 2024) include:

•	Overall ESG Score: 5.53, with a percentile ranking of 93.8.

•	Environmental Score: 5.22, with a percentile ranking of 91.2.

•	Social Score: 4.01, with a percentile ranking of 76.4.

•	Governance Score: 7.83, with a percentile ranking of 97.8.

Notably, percentile rankings (on a scale of 0 to 100, where 100 is the highest) are available for Overall, Theme, Pillar, and Issue Scores. These percentiles, computed for each BECS Level 3, enable meaningful comparisons across companies, even when they belong to different peer groups.

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

ICL Group Limited 253

Furthermore, ICL has committed to:

•	33% females in senior leadership (T100) by the end of 2030 (in 2024, the percentage was 27% versus 25% in 2023).

•	45% females on ICL’s Board of Directors by 2028 (in 2024, the percentage was 33,33% versus 36% in 2023).

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

ICL Group Limited 254

See below females in senior leadership (T100)

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

Pillar 5: Focus on celebrating our global and local differences

Recognizing and appreciating the contributions of individuals and teams towards the organization's Diversity, Inclusion, and Belonging (DIB) goals. This fosters a sense of value and pride, enhancing employee motivation and morale. By providing positive reinforcement, it underscores the organization's commitment to valuing diversity and creating an inclusive workplace.

ICL Group Limited 255

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

Item 7 – MAJOR SHAREHOLDERS AND RELATED (AND INTERESTED) PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table presents, as of March 6 2025 (unless otherwise noted below), the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares and each of our directors and executive officers. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

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

ICL Group Limited 256

Shareholders	Ordinary Shares Beneficially Owned(1)		Special State Share
	Number	%	Number	%
Israel Corporation Ltd. (2)	567,018,587	43. 95%**	-	-
State of Israel (3)	-	-	1	100%
The Phoenix Holdings Ltd. (4)	99,513,244	7.71%	-	-
Migdal Insurance & Financial Holdings Ltd. (5)	78,641,356	6.10%	-	-
Harel Insurance Investments & Financial Services Ltd. (6)	70,590,979	5.47%	-	-
Altshuler Shaham Ltd. (7)	64,691,143	5.01%	-	-
Yoav Doppelt (8)	1,070,481	*	-	-
Avisar Paz (9)	25,389	*	-	-
Aviad Kaufman	-	*	-	-
Sagi Kabla	-	*	-	-
Lior Reitblatt (10)	62,092	*	-	-
Reem Aminoach (11)	62,092	*	-	-
Tzipi Ozer Armon (12)	24,331	*	-	-
Gadi Lesin	-	*	-	-
Miriam Haran (13)	53,289	*	-	-
Dafna Gruber	-	*	-	-
Michal Silverberg	-	*	-	-
Shalom Shlomo	-	*	-	-
Raviv Zoller (14)	1,941,383	*	-	-
Aviram Lahav (15)	1,181,538	*	-	-
Lilach Geva Harel (16)	977,212	*	-	-
Ilana Fahima (17)	977,212	*	-	-
Anantha Desikan (18)	858,793	*	-	-
Noam Goldstein (19)	671,628	*	-	-
Amir Meshulam (20)	298,406	*	-	-
Miri Mishor (21)	671,628	*	-	-
Elad Aharonson (22)	1,417,216	*	-	-
Meir Mergi (23)	888,375	*	-	-
Yaniv Kabalek (24)	441,883	*	-	-
Philip Brown (25)	999,967	*	-	-
Uri Perelman (26)	379,997	*	-	-
Maya Grinfeld	-	*	-	-

* Less than 1%

** For further information, please see section (2) below.

ICL Group Limited 257

(1)
The percentages shown are based on 1,290,442,231 ordinary shares issued and outstanding as of March 6, 2025 (after excluding shares held by us or our subsidiaries). In accordance with SEC rules, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to options that are exercisable within 60 days of March 6, 2025. Shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not considered outstanding for computing the percentage of any other person.

(2)
Israel Corp. is a public company listed for trading on the Tel Aviv Stock Exchange (TASE). Based on the information provided by Israel Corp., Millenium Investments Elad Ltd. (“Millenium”) and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp., for purposes of the Israeli Securities Law (each of Millenium and Mr. Idan Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director of Millenium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millenium, as stated below). As of December 31, 2024, Millenium holds approximately 38.29% of the issued share capital (and 38.66% of the voting rights) in Israel Corp., which holds as of December 31, 2024, approximately 43.95% of the voting rights and approximately 43.13% of the issued share capital, of the Company.

To the best of Israel Corp.’s knowledge, Millenium is wholly held by Mashat (Investments) Ltd. (“Mashat”). Mashat is wholly owned by Ansonia Holdings Singapore B.V. (“Ansonia”) which is incorporated in the Netherlands. Ansonia is a wholly owned subsidiary of Jelany Corporation N.V. (registered in Curaçao), which is wholly owned subsidiary of the Liberian company, Court Investments Ltd. (“Court”). Court is wholly owned by a discretionary trust, in which Mr. Idan Ofer is the beneficiary. In addition, as of December 31, 2024, Lynav Holdings Ltd. ("Lynav"), which is a company controlled by a discretionary trust in which Mr. Idan Ofer is the beneficiary, holds directly approximately 9.39% of the issued share capital (and 9.48% of the voting rights) of Israel Corp.. Furthermore, as of December 31, 2024, Mr. Idan Ofer holds directly approximately 0.05% of the issued share capital of Israel Corp (and approximately 0.05% of the voting rights).

Even though Israel Corp. holds less than 50% of the Company’s ordinary shares, it still has decisive influence at the general meetings of the Company’s shareholders and, effectively, it has the power to appoint directors (other than the external directors) and to exert significant influence with respect to the composition of the Company’s Board of Directors

As of December 31, 2024, approximately 73 million ordinary shares have been pledged by Israel Corp. to secure certain liabilities, almost entirely comprised of margin loans with an aggregate outstanding principal amount of $150 million.

(3)
For a description of the different voting rights held by the holder of the Special State Share, see “Item 10 - Additional Information— B. Memorandum, Articles of Association and Special State Share — The Special State Share.”

(4)
Based solely upon and qualified in its entirety with reference to a Schedule 13G/A filed by The Phoenix Holdings Ltd. (“Phoenix”), with the SEC on November 14, 2024. According to the Schedule 13G/A, the 99,513,244 Ordinary Shares reported therein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix (the “Phoenix Subsidiaries”).  The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

ICL Group Limited 258

(5)
Based solely upon and qualified in its entirety with reference to a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. (“Migdal”) with the SEC on February 13, 2025. According to the Schedule 13G, of the 78,641,356 Ordinary Shares reported as beneficially owned by Migdal (i) 70,938,115 Ordinary Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Migdal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 7,703,241 Ordinary Shares are held by companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions, and (iii) 0 are beneficially held for their own account (Nostro account).

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

(8)	Includes 15,381 ordinary shares and 1,055,100 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(9)	Includes 25,389 ordinary shares.

(10)	Includes 62,092 ordinary shares.

(11)	Includes 62,092 ordinary shares.

ICL Group Limited 259

(12)	Includes 24,331 ordinary shares.

(13)	Includes 53,289 ordinary shares.

(14)	Includes 1,941,383 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(15)	Includes 1,181,538 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(16)	Includes 977,212 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(17)	Includes 977,212 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(18)	Includes 858,793 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(19)	Includes 671,628 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(20)	Includes 298,406 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(21)	Includes 671,628 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(22)	Includes 1,417,216 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(23)	Includes 888,375 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(24)	Includes 441,883 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(25)	Includes 999,967 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(26)	Includes 379,997 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

CoB LTI: For information regarding the equity-based incentive grant to our Executive Chairman of the Board, Mr. Yoav Doppelt, for the years 2022-2024 and for the years 2025-2027, in the form of options, approved by the shareholders on March 30, 2022 and on March 6, 2025, respectively, see Note 19 to our Audited Financial Statements and “Item 6 - Directors, Senior Management and Employees— B. Compensation”

CEO LTI: For information regarding the equity-based incentive grant to our Chief Executive Officer, Mr. Raviv Zoller, for the years 2022-2024, in the form of options, approved by the shareholders on March 30, 2022, and for our newly appointed Chief Executive Officer, Mr. Elad Aharonson, for the years 2025-2027, in the form of options, approved by the shareholders on March 6, 2025 see, Note 19 to our Audited Financial Statements and “Item 6 - Directors, Senior Management and Employees— B. Compensation”.

Executive Officers LTI: For information regarding the equity-based grants in the form of options, granted to our executive office holders in February 2022 for the years 2022-2024 and in April 2024, for the years 2024-2026, see Note 16 and Note 19 to our Audited Financial Statements.

ICL Group Limited 260

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

ICL Group Limited 261

Approval of Directors and Officer Compensation

Under the Companies Law, we are required to approve, at least once every three years, a compensation policy with respect to the terms of engagement of our directors and officers. The compensation policy requires the approval of the board of directors, following recommendation by the company’s compensation committee, and thereafter by the company’s shareholders. The shareholder approval must be obtained by a simple majority of all votes cast, provided that (i) such majority includes a simple majority of the votes cast by non‑controlling shareholders and shareholders having no personal interest in the matter (excluding abstentions) or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against the proposal does not exceed 2% of the total voting rights in the company, which is referred to as the “Special Majority for Compensation.” The Company’s current Compensation Policy was approved by the shareholders (by the Special Majority for Compensation) on October 9, 2024, following the recommendation of our HR & Compensation Committee and approval by our Board of Directors, and is in effect for a period of three years.

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

For further details regarding the compensation of ICL officers and directors, see “Item 6.B. (Compensation)“.

ICL Group Limited 262

Related (and Interested) Party Transactions

Controlling Shareholder

As of December 31, 2024, Israel Corp. holds approximately 43.13% of our outstanding ordinary shares and approximately 43.95% of the voting rights of our shareholders.

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

Management Fees to Controlling Shareholder

As of July 2022, we do not pay management fees to our parent company, Israel Corp., and had terminated the management fees agreement that had existed between the parties. Instead, we pay director cash compensation to our directors who are officers of Israel Corp. (other than Mr. Yoav Doppelt), namely Mr. Aviad Kaufman and Mr. Sagi Kabla, and have entered into a separate compensation arrangement with our executive chairman of the board, Mr. Yoav Doppelt. For further details see “Item 6 - Directors, Senior Management and Employees —B. – Compensation”.

ICL Group Limited 263

Relationships with Other Companies

Gas Purchase Agreement: For details regarding the gas purchase agreement with Energean PLC, see Note 18 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors". The negotiations in connection with the Energean Gas Purchase Agreement were conducted by ICL, jointly with two other Israeli companies affiliated, at that time, with our controlling shareholder Israel Corp.: Oil Refineries Ltd. (“ORL”), an Israeli company public traded on the TASE and controlled by Israel Corp., and OPC Energy Ltd., The negotiations led to separate final agreements between Energean and each company. Due to the joint negotiations, the Energean Gas Purchase Agreement was approved by our shareholders on February 22, 2018, as an "extraordinary transaction" (as such term is defined in the Israeli Companies Law), in which our controlling shareholder had a personal interest, by the Special Majority, in accordance with the Israeli Companies Law (as described in ”Item 7 - Major Shareholders and Related (and Interested) Party Transactions – B. Related (and Interested) Party Transactions – Approval of Related (and Interested) Party Transactions”). Since 2023, ORL is no longer affiliated with our controlling shareholder.

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

The table below sets forth certain income statement information with respect to balances of our related party transactions:

For the year ended December 31
2024	2023	2022
$ millions	$ millions	$ millions
Sales	-	1	7
Cost of sales	1	1	13
Selling, transport and marketing expenses	9	6	15
Financing income, net	(2)	(1)	-
General and administrative expenses	1	1	1
Management fees to the parent company	-	-	1

ICL Group Limited 264

The table below sets forth certain balance sheet information with respect to balances of our related party transactions:

As of December 31
2024	2023
$ millions	$ millions
Other current assets	41	19

Other current liabilities	1	1

For further information regarding our related party transactions, see Note 23 to our Audited Financial Statements.

Option Plans

For a description of the Option Plans see “Item 6 - Directors, Senior Management and Employees—E. Share Ownership” and Note 16 to our Audited Financial Statements.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ICL Group Limited 265

Item 8 – FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Fixed operating costs for the years ended December 31, 2024, 2023 and 2022 amounted to approximately $2,150 million, $2,010 million and $2,687 million, respectively. The variable operating costs for the years ended December 31, 2024, 2023 and 2022 amounted to approximately $3,916 million, $4,386 million and $3,812 million, respectively. See “Item 18 - Financial Statements”.

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

ICL and some of its subsidiaries have been declared a monopoly in Israel in the following areas: potash, phosphoric acid, sulphuric acid, ammonia, chemical fertilizers, phosphate fertilizers, phosphates, bromine and bromine compounds. Due to their having been declared monopolies, ICL and its subsidiaries, with respect to their activities in the aforesaid areas, are subject to limitations set forth in Chapter 4 of Israel's Economic Competition Law, 1988 (formerly, Restrictive Business Practices Law, 1988), most significantly its prohibition on monopolies abusing their positions as monopolies. In each of 2024 and 2023 approximately 4% of our revenues derived from Israeli sales and, therefore, in our estimation, and without derogating from the legal implications of the above-mentioned declaration, overall, the said declaration does not have a material impact on us. We also have an internal antitrust compliance program in place.

ICL Group Limited 266

Legal Proceedings

Tax Proceedings

For information regarding our tax proceedings, see Note 15 to our Audited Financial Statements.

Derivative Actions

A.
In May 2018, the Company was served with a motion for discovery and pursual of documents (hereinafter – the Motion), filed with the Tel Aviv District Court, by a shareholder of the Company (hereinafter – the Movant), as a preliminary proceeding in preparation for the possible filing of an application for certification of a multiple derivative action against officers of the Company and ICL Rotem who, according to the Movant, caused the alleged damages incurred and to be incurred by the Company as a result of the Ashalim incident. In 2018, the parties reached an arrangement, according to which, the legal proceedings will be delayed until the relevant investigation's materials are provided to the Company by the investigating authority. As of the date of the report, to the best of the Company's knowledge the criminal investigation is still pending. In accordance with the Court's directive, the parties were required to update, from time to time, on developments concerning the settlement agreement, for the purpose of determining the continuation of the proceedings in the claim. Considering the proceedings are in an early stage and even suspended, it is difficult to estimate their outcome.

B.
In July 2023, the Company was served with a motion for discovery of documents, filed with the Tel Aviv District Court, by a shareholder of the Company (hereinafter – the Applicant), as a preliminary proceeding in preparation for a possible filing of derivative action against officers of the Company who, according to the Applicant, allegedly caused damages to the Company in the minimum amount of about $202 million plus linkage and interest, as a result of the decision to purchase Allana Potash in Ethiopia. In January 2025, the parties submitted a joint request to dismiss the discovery request without an order for costs. The court confirmed the agreement between the parties.

C.
In October 2023, the Company was served with a motion for discovery of documents, filed with the Tel Aviv District Court, by a shareholder of the Company (hereinafter – the Applicant), as a preliminary proceeding in preparation for a possible filing of a derivative action against officers of the Company and/or ICL Rotem, who, according to the Applicant, allegedly caused damages to the Company, as a result of  ICL Rotem’s actions and/or omissions as detailed in a class action which was filed against ICL Rotem in 2018, regarding pollution of the “Judea group – Zafit formation” groundwater aquifer and the Ein Bokek spring with industrial wastewater. In October 2024, the Tel Aviv District Court ruled that the applicant had failed to meet the burden of proof for even a preliminary evidentiary basis, and no evidence had been attached to demonstrate any concrete violation on behalf of the officers. Therefore, the Court rejected the motion in its ruling and found the applicant liable for legal expenses. For further information regarding the application for certification of a claim as a class action, see Note 18 to our Audited Financial Statements.

ICL Group Limited 267

Other Legal Matters

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

As part of the Company's preparation for the government's Decision, in 2022, the Company performed valuations to F&C’s assets, by an independent appraiser, according to which the value of the attached properties is approximately $270 million according to the Fair Value method, or approximately $514 million according to the Replacement Cost method (RCN). In addition, the fair value of the land is approximately $298 million, not including restoration costs.

As of December 31, 2024, F&C’s depreciated cost of fixed assets (which includes attached assets and land) totaled $23 million.

In December 2023, the Ministers of the Interior, Construction, and Housing approved the National Outline Plan (NOP) 75 ("Gate of the Bay") concerning the development of Haifa Bay.

The Company is unable to assess the manner in which the aforementioned Decision will be implemented, its feasibility and its consequences, including the expected level of compensation and the required restoration costs.

For information regarding significant claims and legal proceedings that are pending against the Group, see Note 18 to our Audited Financial Statements.

ICL Group Limited 268

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

Distributable profits as of December 31, 2024, amounted to $5,504 million. The terms of certain of our existing liabilities require us to maintain a minimum level of the Company’s equity, which could restrict our ability to pay dividends in the future. See Note 13 to our Audited Financial Statements for further information regarding covenants in our loan agreements and their impact on our ability to pay dividends. In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits and only if there is no reasonable concern that such distribution will prevent us from meeting our existing and future obligations when they become due. Generally, dividends paid by an Israeli company are subject to an Israeli withholding tax. For a discussion of certain tax considerations affecting dividend payments, see “Item 10 - Additional Information— E. Taxation” and Note 15 to our Audited Financial Reports.

B. SIGNIFICANT CHANGES

To the best of our knowledge, no significant changes have occurred since the date of our consolidated financial statements, other than as disclosed in this Annual Report.

ICL Group Limited 269

Item 9 – THE OFFER AND LISTING

A.OFFER AND LISTING DETAILS

Our ordinary shares have been listed on the TASE since 1992. Our ordinary shares commenced trading on the NYSE in September 2014. Our trading symbol on NYSE and on the TASE is "ICL".

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

See "Offer And Listing Details" above.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ICL Group Limited 270

Item 10 – ADDITIONAL INFORMATION

A. SHARE CAPITAL

As of December 31, 2024, our authorized share capital consisted of 1,484,999,999 ordinary shares, par value NIS 1 per share, of which 1,314,965,540 ordinary shares were issued and outstanding (including shares held by us or our subsidiaries), and 1 Special State Share, par value NIS 1 per share, issued and outstanding. All of our outstanding shares have been lawfully issued and are fully paid. As of December 31, 2024, 24,589,836 ordinary shares were held by us or our subsidiaries. Shares acquired by our subsidiaries prior to February 2000 have both economic rights and voting rights. However, in accordance with Israeli law, ordinary shares issued to our subsidiaries or purchased by our subsidiaries after February 2000 have economic rights but not voting rights. Shares held by us have no economic rights or voting rights. Therefore, out of the ordinary shares held by us or our subsidiaries as of December 31, 2024, 24,589,836 have no voting rights.

As of December 31, 2024, an additional amount of approximately 23 million ordinary shares were issuable upon the exercise of outstanding options granted to our officers and employees at a weighted average exercise price of approximately NIS 24.46 (about $6.71) per share. The weighted average exercise price of the outstanding vested options is approximately NIS 30.36 (about $8.33) per share. For further information about the issuance of options and restricted shares to directors, officers and senior employees and their exercise or vesting (as the case may be) in 2023-2024, see Note 19 and 16 to our Audited Financial Statements and “Item 6 - Directors, Senior Management and Employees—E. Share Ownership”.

In 2024, approximately 3 million options under our equity compensation plans were exercised into approximately 0.9 million ordinary shares. In 2023, approximately 0.85 million options under our equity compensation plans were exercised into approximately 0.3 million ordinary shares. In 2022, approximately 7 million options under our equity compensation plans were exercised into approximately 2 million ordinary shares.

B. MEMORANDUM, ARTICLES OF ASSOCIATION AND SPECIAL STATE SHARE

A copy of our Amended and Restated Articles of Association is attached as Exhibit 1.2 to this Annual Report.  Other than as set forth below, the information called for by this Item is attached as Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

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
ICL Group Limited 271

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

In addition, the consent of the holder of the Special State Share is required for the ownership of any shares that grant their holder the right, ability or practical potential to appoint, directly or indirectly, 50% or more of our directors, and such appointments will not be valid as long as such consent has not been obtained.

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

ICL Group Limited 272

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

ICL Group Limited 273

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

Israeli Residents

Generally, as of January 1, 2012, the tax rate applicable to capital gains derived from a sale of shares, whether listed on a stock market or not, is the regular corporate tax rate in Israel applicable for Israeli companies, 23% since 2018 and 25% for Israeli individuals, unless such individual shareholder is considered a “significant shareholder” at any time during the 12‑month period preceding such sale, in which case the tax rate is 30%. A “significant shareholder” is defined as one who holds, directly or indirectly, including together with others, at least 10% of any means of control in the company. However, different tax rates will apply to dealers in securities. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares.

As of January 1, 2017, individual taxpayers (foreign and Israeli) with taxable income in Israel (“taxable income”), exceeding NIS 721,560 (for 2024) in a certain tax year, will be subject to an additional tax payment of 3% on the portion of their taxable income, for such tax year, that exceeds such threshold. For this purpose, taxable income includes, inter alia, taxable capital gains from selling our shares and taxable income from dividend distributions.

As of January 1, 2025, individual taxpayers (foreign and Israeli) will be subject to an additional tax payment of 2% (on top of the 3% tax payment mentioned above). This 2% tax will be imposed on the portion of “passive taxable income”, in a given tax year, that exceeds the threshold of NIS 721,560 (for 2025).   For this purpose, “passive taxable income” includes, inter alia, taxable capital gains from selling our shares and taxable income from dividend distributions.

ICL Group Limited 274

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

Israeli resident companies are generally exempt from tax on the receipt of dividends paid on our ordinary shares (excluding dividends paid from income derived from Approved or Benefited Enterprises). For additional information regarding additional tax payment, see Capital Gains Tax above.

ICL Group Limited 275

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

ICL Group Limited 276

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

ICL Group Limited 277

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

Based on the manner in which we operate our business, we believe that we were not a PFIC for 2024. However, because PFIC status depends on the composition and character of a company’s income and assets and the value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

ICL Group Limited 278

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

ICL Group Limited 279

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

We use financial instruments and derivatives for hedging purposes only. These hedging instruments reduce our exposure as described above. Part of these transactions do not meet the hedging conditions provided in IFRS and therefore they are measured at fair value, and changes in the fair value are charged immediately to earnings. The counterparties for our derivatives transactions are banks or financial institutes. We believe the credit risk in respect thereof is small.

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
ICL Group Limited 280

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

Explanations of the main changes between the periods

Exchange rate:

As of December 31, 2024, the net positive fair value of the derivative instruments with respect to exchange rates was about $1 million compared to a positive fair value of $40 million as of December 31, 2023. As a result, in 2024, an expense of about $39 million was recorded with respect to these transactions.

ICL Group Limited 281

The tables below set forth the sensitivity of our derivative instruments and certain balance sheet items to 5% and 10% increases and decreases in the exchange rates as of December 31, 2024.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
USD/NIS	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(0.1)	(0.1)	1.5	0.1	0.2
Short term deposits and loans	0.0	0.0	0.1	0.0	0.0
Trade receivables	(3.3)	(1.7)	36.7	1.9	4.1
Receivables and debit balances	(0.4)	(0.2)	4.0	0.2	0.4
Long-term deposits and loans	(0.1)	0.0	0.9	0.0	0.1
Credit from banks and others	1.3	0.7	(14.8)	(0.8)	(1.6)
Trade payables	37.1	19.4	(407.9)	(21.5)	(45.3)
Other payables	2.9	1.5	(31.9)	(1.7)	(3.5)
Long-term loans	10.6	5.6	(116.8)	(6.1)	(13.0)
Fixed rate debentures	14.7	7.7	(161.3)	(8.5)	(17.9)
Forward	(65.8)	(34.0)	(1.1)	39.7	82.7
Forward transactions hedge accounting	(31.0)	(17.2)	2.1	14.7	33.3
Swap	(16.6)	(8.7)	(2.9)	9.5	20.6
Total	(50.7)	(27.0)	(691.4)	27.5	60.1

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
EUR/USD	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(1.8)	(1.0)	20.3	1.1	2.3
Short term deposits and loans	(0.1)	0.0	0.8	0.0	0.1
Trade receivables	(20.4)	(10.7)	224.4	11.8	24.9
Receivables and debit balances	(1.6)	(0.8)	17.5	0.9	1.9
Long-term deposits and loans	(0.4)	(0.2)	4.7	0.2	0.5
Credit from banks and others	9.4	4.9	(103.9)	(5.5)	(11.5)
Trade payables	18.2	9.6	(200.6)	(10.6)	(22.3)
Other payables	4.7	2.5	(51.8)	(2.7)	(5.8)
Long-term loans from banks	27.3	14.3	(300.3)	(15.8)	(33.4)
Long-term loans with variable interest rates	46.7	24.5	(513.7)	(27.0)	(57.1)
Options	2.2	0.3	1.4	(2.9)	(4.4)
Forward	18.2	8.6	2.0	(7.9)	(15.1)
Total	102.4	52.0	(899.2)	(58.4)	(119.9)

ICL Group Limited 282

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
GBP/USD	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(0.8)	(0.4)	9.3	0.5	1.0
Trade receivables	(3.6)	(1.9)	39.1	2.1	4.3
Receivables and debit balances	(0.2)	(0.1)	1.9	0.1	0.2
Credit from banks and others	0.7	0.4	(7.9)	(0.4)	(0.9)
Trade payables	2.2	1.1	(24.0)	(1.3)	(2.7)
Other payables	0.5	0.3	(5.5)	(0.3)	(0.6)
Long-term loans	1.1	0.6	(11.9)	(0.6)	(1.3)
Options	(1.0)	(0.5)	(0.4)	0.5	0.9
Forward	(0.1)	(0.1)	(0.1)	0.1	0.1
Total	(1.2)	(0.6)	0.5	0.7	1.0

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
BRL/USD	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(6.3)	(3.3)	68.9	3.6	7.7
Trade receivables	(27.0)	(14.1)	296.9	15.6	33.0
Receivables and debit balances	(0.5)	(0.2)	5.2	0.3	0.6
Trade payables	9.4	4.9	(103.3)	(5.4)	(11.5)
Long-term deposits and loans	(0.5)	(0.2)	5.2	0.3	0.6
Other payables	1.1	0.6	(12.6)	(0.7)	(1.4)
Long-term loans from banks	1.7	0.9	(18.5)	(1.0)	(2.1)
Forward	1.6	0.9	0.3	(1.0)	(2.0)
Total	(20.5)	(10.5)	242.1	11.7	24.9

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
CNY/USD	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(13.7)	(7.2)	150.5	7.9	16.7
Short term investments and deposits	(0.5)	(0.3)	5.8	0.3	0.6
Trade receivables	(7.3)	(3.8)	80.6	4.2	9.0
Receivables and debit balances	0.0	0.0	0.0	0.0	0.0
Trade payables	5.5	2.9	(61.0)	(3.2)	(6.8)
Other payables	0.8	0.4	(8.6)	(0.5)	(1.0)
Long-term loans (CNY)	2.5	1.3	(27.6)	(1.5)	(3.1)
Total	(12.7)	(6.7)	139.7	7.2	15.4

ICL Group Limited 283

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

ICL Group Limited 284

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

ICL Group Limited 285

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

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the USD interest rate as of December 31, 2024.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Type of instrument	$ millions
Fixed-USD interest debentures	55.4	28.5	(787.8)	(30.2)	(62.3)
NIS/USD swap	12.7	6.4	(2.9)	(6.8)	(14.0)
Total	68.1	34.9	(790.7)	(37.0)	(76.3)

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

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the NIS interest rate as of December 31, 2024.

Sensitivity to changes in the shekel interest rate	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Type of instrument	$ millions
Fixed-interest long-term loan	-	-	(116.8)	-	-
Fixed rate debentures	11.3	5.8	(161.3)	(6.0)	(12.4)
NIS/USD swap	(13.3)	(6.8)	(2.9)	7.1	14.8
Total	(2.0)	(1.0)	(281.0)	1.1	2.4

ICL Group Limited 286

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

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the Euro interest rate as of December 31, 2024.

Sensitivity to changes in the Euro interest rate	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Type of instrument	$ millions
Long-term loans from banks and others	4.0	2.0	(271.3)	(2.0)	(4.1)

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
ICL Group Limited 287

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
ICL Group Limited 288

Our management, including our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of ICL’s internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013 (COSO). Based on such assessment, our management has concluded that, as of December 31, 2024, ICL’s internal control over financial reporting is effective based on those criteria.

C. Attestation Report of the Registered Public Accounting Firm

Somekh Chaikin, member firm of KPMG International, an independent registered public accounting firm, has audited and reported on the effectiveness of ICL’s internal controls over financial reporting as of December 31, 2024. See Somekh Chaikin’s attestation report on page F-2 of this annual report.

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

Item 16B – CODE OF CONDUCT

On February 5, 2024, Our Company launched a new Code of Conduct that applies to our Board of Directors, senior management, contractors, suppliers and employees, including our Chief Executive Officer, Chief Financial Officer, Controller and any other persons who perform similar functions for us. Our Code of Conduct is available, on our website, https://www.icl-group.com/our-code-of-conduct/. We intend to disclose future amendments to our code of conduct, or any waivers of such code, on our website or in public filings. The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Annual Report.

ICL Group Limited 289

Item 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel, PCAOB ID 1057, has served as our independent registered public accounting firm for 2024 and 2023. The following are Somekh Chaikin's and other KPMG participating firms' fees for professional services in each of the respective fiscal years:

2024	2023
US$ thousands	US$ thousands
Audit fees(1)	4,356	4,321
Audit-related fees(2)	87	30
Tax fees(3)	1,651	1,262
Total	6,094	5,613

(1) Audit fees are the aggregate fees billed or expected to be billed for the audit of our annual financial statements. This category also includes services that are generally provided by the independent accountant, such as consents and review of documents filed with the SEC.

(2) Audit-related Fees are the aggregate fees billed for assurance and related services rendered during the years ended December 31, 2024 and 2023, that are reasonably related to the performance of the audit and are not reported under audit fees.

(3) Tax fees are the aggregate fees billed for professional services rendered during the years ended December 31, 2024 and 2023, rendered for tax compliance, tax advice, and tax planning, assistance with tax audits and appeals.

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
ICL Group Limited 290

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

ICL Group Limited 291

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

Item 16I – DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ICL Group Limited 292

Item 16J – Insider Trading Policy

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the Company’s securities by directors, senior management and employees, that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards. A copy of our insider trading policy is filed as Exhibit 11.1 to this Annual Report.

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

As cyberattacks evolve and become more sophisticated, ICL has had to strengthen its overall resilience, including its prevention, monitoring, mitigation, and remediation efforts. As part of such efforts, ICL routinely reviews, reinforces, and tests its cybersecurity processes and procedures, including its Cyber business continuity plans, through exercises in the areas of cybersecurity.

The outcome of such exercises is an important part of a feedback process designed to improve ICL’s cybersecurity posture and culture and raise the level of cybersecurity awareness and preparedness of certain key personnel. ICL also retains cybersecurity intelligence services, as well as the services of a security operations center that operates 24 hours a day, as part of our incident management process. We also conduct internal and third-party risk assessments of our information systems and networks in cooperation with several leading Israeli and international companies in the field of cybersecurity. As part of our ongoing efforts to strengthen our cybersecurity defenses, in 2019, we began conducting regular Cyber Maturity surveys approximately every 18 months in cooperation with a leading international consulting firm, the last survey taking place in 2024. In addition, we conduct regular penetration tests, the last of which also took place in 2024. ICL is also part of the critical national infrastructure of Israel, and as such, we continuously monitor communications from and cooperate with Israel’s National Cyber Emergency Response Team (“National CERT”), which is part of (the Israel National Cyber Directorate), as well as Israel’s Ministry of Energy and Ministry of Environmental Protection for the purpose of protecting our two critical plants from a variety of risks, including cybersecurity risks. Our Internal Auditor also performs several audits each year on our cybersecurity programs compliance with ICL’s policies and regulations in the field of cybersecurity. Other lines of action also include our management undergoing periodic training and practical drills in cybersecurity approximately every 18 months. These exercises are designed to simulate real-world cyberattacks, allowing our management to enhance their skills and preparedness in handling potential threats.

Our Global IT team handles the operational cybersecurity policies and measures regarding ICL’s global infrastructures, in collaboration with the plants' engineering and control units. In an effort to effectively prevent, detect, and respond to cybersecurity threats and incidents, the Global IT team employs a multi-layered cybersecurity risk management program supervised by our Vice President Chief Information Security Officer (“CISO”), whose team is responsible for leading enterprise-wide cybersecurity strategy, policy, architecture, and processes. Such responsibilities include identifying, considering and assessing material cybersecurity threats and incidents on an ongoing basis, establishing processes designed to detect, prevent and monitor potential cybersecurity risks, implementing mitigation and remedial measures, and maintaining our cybersecurity programs. Our CISO has served in the role of CISO for over 5 years and has significant expertise in cybersecurity technology, including serving in key leadership positions, such as Head of the National CERT and Chief Executive Officer of a cyber strategic consulting company. As part of ICL’s incident response processes, our CISO has a direct line of communication with our Chief Executive Officer and provides updates on certain cybersecurity threats and incidents and as required, the Board of Directors, based on our management’s assessment of risk.

As part of its oversight responsibilities, the Board of Directors receives annual updates on our cybersecurity practices as well as technology, cybersecurity and information security risks from our CISO. These annual updates include topics related to cybersecurity, data privacy, and risk management processes, such as third-party assessments of our cybersecurity programs, updates to our cybersecurity programs and mitigation strategies, and other cybersecurity developments.

Cybersecurity risk management is an integral part of our overall enterprise risk management program, which is overseen by the Board of Directors. As part of its enterprise risk management efforts, the Board of Directors also meets with senior management, including the CISO, to assess and respond to critical business risks, including those that may arise from cybersecurity threats and incidents. The CISO meets with our Global Executive Committee (GEC) quarterly and the Board of Directors annually to review and discuss our technology, cybersecurity, and information security strategies and approve our technology, cybersecurity, and information security plans.

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

ICL Group Limited 293

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

1.2
Articles of Association of ICL Group Ltd. (unofficial translation from original Hebrew) (Incorporated by reference to Annex A to Item 1 of our report on Form 6-K/A filed with the Securities and Exchange Commission on June 3, 2024).

2.1	Description of rights of each applicable class of securities registered under Section 12 of the Securities Exchange Act of 1934.
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

4.2	Equity Compensation Plan (2024) - dated July 24, 2024 (unofficial translation from original Hebrew).
4.3
Amended and Restated Compensation Policy for Office Holders (Incorporated by reference to Appendix A to Item 1 of our report on Form 6-K filed with the Securities and Exchange Commission on August 21, 2024).

4.4
Agreement between the Israeli Ministry of Finance and Dead Sea Works Ltd. dated as of July 8, 2012 relating to salt harvesting at the Dead Sea (Incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (file no. 333- 198711), as amended) filed with the Securities and Exchange Commission on September 12, 2014).

4.5
Revolving Credit Facility Agreement - dated April 20, 2023, by and among certain financial institutions, ICL Finance B.V., and ICL Group LTD (Incorporated by reference to Exhibit 4.7 to our annual report on Form 20-F).

4.6	ICL Group Ltd. Compensation Recoupment Policy adopted on November 15, 2023.
8.1	List of subsidiaries of ICL Group Ltd.
11.1	Insider Trading Policy.
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Somekh Chaikin, a member of KPMG International, independent registered public accounting firm.
15.2	S-K 1300 Technical Report Summary on the Boulby mining operation, United Kingdom.
15.3	S-K 1300 Technical Report Summary on the Cabanasses and Vilafruns mining operation, Spain.
15.4	S-K 1300 Technical Report Summary on the Rotem mining operation, Israel.
15.5	S-K 1300 Technical Report Summary on the Dead Sea Works mining operation, Israel.
15.6	S-K 1300 Technical Report Summary on the Haikou mining operation, China.
15.7	Consent of Wardell Armstrong International Ltd.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.INS	XBRL Instance Document

ICL Group Limited 294

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

Date: March 13, 2025
ICL Group Limited 295

Consolidated Financial Statements

As of December 31, 2024
ICL Group Ltd

Consolidated Financial Statements as of December 31, 2024

Consolidated Statements of Comprehensive Income	3

Consolidated Statements of Changes in Equity	4

Consolidated Statements of Cash Flows	7

Notes to the Consolidated Financial Statements	8

Somekh Chaikin KPMG Millennium Tower 17 Ha'arba'a Street, PO Box 609 Tel Aviv 61006 Israel	Telephone Fax Internet	972 3 684 8000 972 3 684 8444 www.kpmg.co.il

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
ICL Group Ltd.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of ICL Group Ltd. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the "consolidated financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the determination of useful lives of the long-lived assets associated with the Dead Sea Works Ltd. concession. We evaluated the Company's estimate regarding the useful lives of the relevant assets by examining its analysis of potential alternatives of operating the assets for an alternative concession holder, as well as considering relevant publicly available information, such as, the Concession Law and the report released by the Israeli Ministry of Finance regarding the actions that the government may take towards the end of the concession period.

Somekh Chaikin
Member Firm of KPMG International
We have served as the Company’s auditor since 2006.

Tel Aviv, Israel
March 12, 2025

Somekh Chaikin, a partnership registered under the Israeli partnership
Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Consolidated Statements of Financial Position as of December 31

	2024	2023
Note	$ millions	$ millions

Current assets
Cash and cash equivalents		327	420
Short-term investments and deposits		115	172
Trade receivables		1,260	1,376
Inventories	6	1,626	1,703
Prepaid expenses and other receivables	7	258	363
Total current assets		3,586	4,034

Non-current assets
Deferred tax assets	15	143	152
Property, plant and equipment	10	6,462	6,329
Intangible assets	11	869	873
Other non-current assets	9,16	261	239
Total non-current assets		7,735	7,593

Total assets		11,321	11,627

Current liabilities
Short-term debt	13	384	858
Trade payables		1,002	912
Provisions	17	63	85
Other payables	14	879	783
Total current liabilities		2,328	2,638

Non-current liabilities
Long-term debt and debentures	13	1,909	1,829
Deferred tax liabilities	15	481	489
Long-term employee liabilities	16	331	354
Long-term provisions and accruals	17	230	224
Other		55	56
Total non-current liabilities		3,006	2,952

Total liabilities		5,334	5,590

Equity
Total shareholders’ equity	19	5,724	5,768
Non-controlling interests		263	269
Total equity		5,987	6,037

Total liabilities and equity		11,321	11,627

The accompanying notes are an integral part of these consolidated financial statements.

  ICL Group Limited Annual Report 1

Consolidated Statements of Income for the Year Ended December 31

	2024	2023	2022
Note	$ millions	$ millions	$ millions

Sales	20	6,841	7,536	10,015
Cost of sales	20	4,585	4,865	4,983

Gross profit		2,256	2,671	5,032

Selling, transport and marketing expenses	20	1,114	1,093	1,181
General and administrative expenses	20	259	260	291
Research and development expenses	20	69	71	68
Other expenses	20	60	128	30
Other income	20	(21)	(22)	(54)

Operating income		775	1,141	3,516

Finance expenses		181	259	327
Finance income		(41)	(91)	(214)
Finance expenses, net	20	140	168	113

Share in earnings of equity-accounted investees		1	1	1

Income before taxes on income		636	974	3,404

Taxes on income	15	172	287	1,185

Net income		464	687	2,219

Net income attributable to the non-controlling interests		57	40	60

Net income attributable to the shareholders of the Company		407	647	2,159

Earnings per share attributable to the shareholders of the Company:	22

Basic earnings per share (in dollars)		0.32	0.50	1.68

Diluted earnings per share (in dollars)		0.32	0.50	1.67

Weighted-average number of ordinary shares outstanding:	22

Basic (in thousands)		1,289,968	1,289,361	1,287,304

Diluted (in thousands)		1,290,039	1,290,668	1,289,947

The accompanying notes are an integral part of these consolidated financial statements.

  ICL Group Limited Annual Report 2

Consolidated Statements of Comprehensive Income for
the Year Ended December 31

2024	2023	2022
$ millions	$ millions	$ millions

Net income	464	687	2,219

Components of other comprehensive income that will be reclassified subsequently to net income
Foreign currency translation differences	(247)	80	(146)
Change in fair value of cash flow hedges transferred to the statement of income	10	59	101
Effective portion of the change in fair value of cash flow hedges	(2)	(41)	(119)
Tax relating to items that will be reclassified subsequently to net income	(2)	(4)	4
	(241)	94	(160)

Components of other comprehensive income that will not be reclassified to net income
Actuarial gains from defined benefit plans	33	33	83
Tax relating to items that will not be reclassified to net income	(8)	(8)	(12)
	25	25	71

Total comprehensive income	248	806	2,130

Comprehensive income attributable to the non-controlling interests	51	35	40

Comprehensive income attributable to the shareholders of the Company	197	771	2,090

The accompanying notes are an integral part of these consolidated financial statements.

ICL Group Limited Annual Report 3

Consolidated Statements of Changes in Equity

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
$ millions

For the year ended December 31, 2024
Balance as of January 1, 2024	549	234	(485)	147	(260)	5,583	5,768	269	6,037

Share-based compensation	-	4	-	6	-	-	10	-	10
Dividends	-	-	-	-	-	(251)	(251)	(57)	(308)
Comprehensive income	-	-	(241)	6	-	432	197	51	248
Balance as of December 31, 2024	549	238	(726)	159	(260)	5,764	5,724	263	5,987

The accompanying notes are an integral part of these consolidated financial statements.

ICL Group Limited Annual Report 4

Consolidated Statements of Changes in Equity (cont'd)

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
$ millions

For the year ended December 31, 2023
Balance as of January 1, 2023	549	233	(570)	127	(260)	5,385	5,464	249	5,713

Share-based compensation	-	1	-	6	-	-	7	-	7
Dividends	-	-	-	-	-	(474)	(474)	(15)	(489)
Comprehensive income	-	-	85	14	-	672	771	35	806
Balance as of December 31, 2023	549	234	(485)	147	(260)	5,583	5,768	269	6,037

The accompanying notes are an integral part of these consolidated financial statements.

ICL Group Limited Annual Report 5

Consolidated Statements of Changes in Equity (cont'd)

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
$ millions

For the year ended December 31, 2022
Balance as of January 1, 2022	548	224	(444)	138	(260)	4,321	4,527	209	4,736

Share-based compensation	1	9	-	3	-	-	13	-	13
Dividends	-	-	-	-	-	(1,166)	(1,166)	-	(1,166)
Comprehensive income	-	-	(126)	(14)	-	2,230	2,090	40	2,130
Balance as of December 31, 2022	549	233	(570)	127	(260)	5,385	5,464	249	5,713

The accompanying notes are an integral part of these consolidated financial statements.

ICL Group Limited Annual Report 6

Consolidated Statements of Cash Flows for the Year Ended December 31

2024	2023	2022
$ millions	$ millions	$ millions

Cash flows from operating activities
Net income	464	687	2,219
Adjustments for:
Depreciation and amortization	596	536	498
Fixed assets impairment	14	-	-
Exchange rate, interest and derivative, net	152	24	157
Tax expenses	172	287	1,185
Change in provisions	(50)	(32)	(83)
Other	13	29	(15)
	897	844	1,742

Change in inventories	(7)	465	(527)
Change in trade receivables	26	252	(215)
Change in trade payables	104	(101)	(42)
Change in other receivables	39	26	(46)
Change in other payables	43	(210)	107
Net change in operating assets and liabilities	205	432	(723)

Income taxes paid, net of refund	(98)	(253)	(1,107)

Net cash provided by operating activities (*)	1,468	1,710	2,131

Cash flows from investing activities
Proceeds (payments) from deposits, net	56	(88)	(36)
Purchases of property, plant and equipment and intangible assets	(713)	(780)	(747)
Proceeds from divestiture of assets and businesses, net of transaction expenses	19	4	33
Interest received (*)	17	10	7
Business combinations	(74)	-	(18)
Other	1	1	14
Net cash used in investing activities	(694)	(853)	(747)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(251)	(474)	(1,166)
Receipts of long-term debt	889	633	1,045
Repayments of long-term debt	(1,302)	(836)	(1,181)
Repayments of short-term debt	(1)	(25)	(21)
Interest paid (*)	(122)	(125)	(113)
Receipts (payments) from transactions in derivatives	(2)	5	20
Dividend paid to the non-controlling interests	(57)	(15)	-
Net cash used in financing activities	(846)	(837)	(1,416)

Net change in cash and cash equivalents	(72)	20	(32)
Cash and cash equivalents as of the beginning of the period	420	417	473
Net effect of currency translation on cash and cash equivalents	(21)	(17)	(24)
Cash and cash equivalents as of the end of the period	327	420	417

(*) Reclassification - see Note 3 below.

The accompanying notes are an integral part of these consolidated financial statements.

ICL Group Limited Annual Report 7

Notes to the Consolidated Financial Statements as of December 31, 2024

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

B.	Security situation in Israel

In October 2023, the Israeli government declared a state of war in response to attacks on its civilians in the south of Israel, which escalated to other areas. The security situation has presented several challenges, including disruptions in supply chains and shipping routes, personnel shortages due to recurring rounds of mobilization for reserve duty, additional costs to protect Company sites/assets, effects of reluctance to perform contractual obligations in Israel during hostilities, various bans and limitations on trade and cooperation with Israel related entities, and fluctuations in foreign currency exchange rates relative to the Israeli shekel. Additionally, regional tensions involving Houthis attacks and threats to commercial vessels have intensified, disrupting shipping routes and commercial shipping arrangements, leading to increased shipping costs.

The Company continues to take measures to ensure the safety of its employees and business partners, as well as the communities in which it operates. It has also implemented supportive measures to accommodate employees called for reserve duty, aiming to minimize any potential impact on its business, and to avoid disruptions to production activities at its facilities in Israel.

The security situation in the last year has not had a material impact on the Company's business results. However, as the developments related to the war, as well as its duration, are unpredictable, the Company is unable to estimate the extent of the war’s potential impact on its future business and results. The Company continuously monitors developments and will take all necessary actions to minimize any negative consequences to its operations and assets.

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

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 2 - Basis of Preparation of the Financial Statements

A.	Statement of compliance with International Financial Reporting Standards

The consolidated financial statements were prepared by ICL in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 12, 2025.

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

Notes to the Consolidated Financial Statements as of December 31, 2024

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

Notes to the Consolidated Financial Statements as of December 31, 2024

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

 ICL Group Limited Consolidated Financial Statements 11

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 3 - Material Accounting Policies (cont'd)

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

Notes to the Consolidated Financial Statements as of December 31, 2024

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

Notes to the Consolidated Financial Statements as of December 31, 2024

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

Notes to the Consolidated Financial Statements as of December 31, 2024

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

Notes to the Consolidated Financial Statements as of December 31, 2024

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

Notes to the Consolidated Financial Statements as of December 31, 2024

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

Notes to the Consolidated Financial Statements as of December 31, 2024

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

Notes to the Consolidated Financial Statements as of December 31, 2024

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

Notes to the Consolidated Financial Statements as of December 31, 2024

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

In the consolidated statements of cash flows, interest received is presented as cash flow from investing activities, and interest paid is presented as cash flow used in finance activities. Dividends paid are presented as part of cash flows from financing activity. For further information, see Note 3(P) below.

 ICL Group Limited Consolidated Financial Statements 20

Notes to the Consolidated Financial Statements as of December 31, 2024

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

O. Amendments to standards and interpretations that have not yet been adopted

IFRS 18, presentation and disclosure in the financial statements

This standard replaces the international accounting standard IAS 1 Presentation of financial statements. In addition, income statement items will be classified into three defined categories: operating, investment and financing. The standard also includes a requirement to provide a separate disclosure in the financial statements regarding the use of management-defined performance measures ("non-GAAP" measures), and specific instructions were added for the grouping and splitting of items in the financial statements and in the notes. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with an option for early adoption. The Company is examining the effects of the Amendment on the financial statements with no plans for early adoption.

 ICL Group Limited Consolidated Financial Statements 21

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 3 - Material Accounting Policies (cont'd)

O.	Amendments to standards and interpretations that have not yet been adopted (cont'd)

Amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures

The amendments provide clarifications relating to the date of recognition and derecognition of financial instruments. In accordance with the amendments, an exception is added regarding the timing of derecognizing financial liabilities settled by electronic cash transfers, as well as clarification relating to disclosure requirements for financial instruments with contingent features that are not directly related to changes in the basic risks/cost of the instrument.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company is examining the effects of the Amendment on the financial statements with no plans for early adoption.

P. Reclassification

The Company made a number of insignificant adjustments to the classification of comparative figures in order to adjust them to the manner of classification in the current financial statements. The said reclassifications have no effect on the total profit (loss).

Nonetheless, commencing with the second quarter of 2024, management decided to reclassify interest received as cash flows from investing activities and interest paid as cash flows from financing activities, instead of under cash provided by operating activities. Management believes that the revised classification provides a more comprehensive view of the financing cost and the nature of financing transactions. Comparative figures have been retrospectively adjusted in the statement of cash flows to reflect this policy change.

 ICL Group Limited Consolidated Financial Statements 22

Notes to the Consolidated Financial Statements as of December 31, 2024

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

Notes to the Consolidated Financial Statements as of December 31, 2024

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

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 5 - Operating Segments (cont’d)

A. General (cont’d)

1. Information on operating segments (cont'd)

Growing Solutions – The Growing Solutions segment aims to achieve global leadership in plant nutrition markets by enhancing its positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Brazil, India and China, by leveraging its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and chemistry know-how, as well as its ability to integrate and generate  synergies from acquired businesses.

ICL is continuously working to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

The Growing Solutions segment develops, manufactures, markets and sells its products globally, mainly in South America, Europe, Asia, North America and Israel. It produces water soluble specialty fertilizers in Belgium, Israel and Spain, organic, ornamental horticulture, turf and landscaping products in the UK and the Netherlands, liquid fertilizers in Israel, Spain and China, straights soluble fertilizers in China and Israel, controlled‑release fertilizers in the Netherlands, Brazil and the US, FertilizerpluS products in the UK, the Netherlands and Germany, as well as secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants in Brazil.

Other Activities – Other business activities include, among other things, ICL’s innovative arm, promoting innovation, developing new products and services, as well as digital platforms and technological solutions for farmers and agronomists. This category includes Growers and Agmatix, innovative start-ups that are developing agricultural data processing and analysis capabilities for the future of agriculture. In alignment with the Company’s efficiency plan, which includes a change of reporting responsibilities as of January 2024, the results of a non-phosphate related business were allocated from the Phosphate Solutions segment to Other Activities. Comparative figures have been restated to reflect the organizational change in the reportable segments. These activities are not presented as reportable segments as they do not meet the required quantitative thresholds.

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

 ICL Group Limited Consolidated Financial Statements 25

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 5 - Operating Segments (cont’d)

A. General (cont’d)

3. Inter–segment transfers and unallocated income (expenses) (cont'd)

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

 ICL Group Limited Consolidated Financial Statements 26

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 5 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2024

Sales to external parties	1,220	1,462	2,049	1,932	178	-	6,841
Inter-segment sales	19	194	166	18	3	(400)	-
Total sales	1,239	1,656	2,215	1,950	181	(400)	6,841

Cost of sales	821	1,006	1,515	1,426	175	(358)	4,585
Segment operating income (loss)	224	250	358	128	(22)	(65)	873
Other expenses not allocated to the segments							(98)
Operating income							775

Financing expenses, net							(140)
Share in earnings of equity-accounted investees							1
Income before income taxes							636

Depreciation, amortization and impairment	57	242	191	74	15	31	610
Capital expenditures	94	332	340	98	8	30	902
Capital expenditures as part of business combination	-	-	-	92	-	-	92

 ICL Group Limited Consolidated Financial Statements 27

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 5 - Operating Segments (cont’d)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2023

Sales to external parties	1,206	1,973	2,141	2,047	169	-	7,536
Inter-segment sales	21	209	209	26	3	(468)	-
Total sales	1,227	2,182	2,350	2,073	172	(468)	7,536

Cost of sales	815	1,011	1,658	1,641	178	(438)	4,865
Segment operating income (loss)	220	668	350	51	(34)	(37)	1,218
Other expenses not allocated to the segments							(77)
Operating income							1,141

Financing expenses, net							(168)
Share in earnings of equity-accounted investees							1
Income before income taxes							974

Depreciation and amortization	57	175	207	68	17	12	536

Capital expenditures	91	384	270	92	13	23	873

 ICL Group Limited Consolidated Financial Statements 28

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 5 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2022

Sales to external parties	1,737	3,031	2,676	2,376	195	-	10,015
Inter-segment sales	29	282	255	46	3	(615)	-
Total sales	1,766	3,313	2,931	2,422	198	(615)	10,015

Cost of sales	890	1,020	1,795	1,648	191	(561)	4,983
Segment operating income (loss)	628	1,822	785	378	(17)	(87)	3,509
Other income not allocated to the segments							7
Operating income							3,516

Financing expenses, net							(113)
Share in earnings of equity-accounted investees							1
Income before income taxes							3,404

Depreciation and amortization	61	166	179	70	13	9	498

Capital expenditures	90	346	254	101	14	17	822

 ICL Group Limited Consolidated Financial Statements 29

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 5 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of ICL's sales by geographical location of the customer:

2024		2023		2022
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Brazil	1,228	18	1,530	20	2,200	22
USA	1,176	17	1,262	17	1,457	15
China	1,068	16	1,059	14	1,495	15
United Kingdom	317	5	428	6	448	4
Germany	315	5	340	5	417	4
Spain	301	4	348	5	365	4
Israel	285	4	274	4	344	3
France	256	4	254	3	305	3
India	197	3	196	3	505	5
Netherlands	149	2	171	2	264	3
All other	1,549	22	1,674	21	2,215	22
Total	6,841	100	7,536	100	10,015	100

 ICL Group Limited Consolidated Financial Statements 30

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 5 - Operating Segments (cont'd)

C.	Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2024
Europe	391	478	542	731	128	(147)	2,123
Asia	438	352	613	249	31	(19)	1,664
South America	21	402	307	627	-	(4)	1,353
North America	329	202	567	170	3	(4)	1,267
Rest of the world	60	222	186	173	19	(226)	434
Total	1,239	1,656	2,215	1,950	181	(400)	6,841

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2023
Europe	432	624	613	746	126	(209)	2,332
Asia	361	539	587	257	30	(30)	1,744
South America	25	524	368	753	-	(5)	1,665
North America	349	260	614	138	2	(12)	1,351
Rest of the world	60	235	168	179	14	(212)	444
Total	1,227	2,182	2,350	2,073	172	(468)	7,536

 ICL Group Limited Consolidated Financial Statements 31

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 5 - Operating Segments (cont'd)

C.	Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer: (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2022
Europe	574	698	755	880	144	(242)	2,809
Asia	664	1,008	781	286	36	(32)	2,743
South America	40	938	496	849	-	(8)	2,315
North America	401	365	654	166	1	(10)	1,577
Rest of the world	87	304	245	241	17	(323)	571
Total	1,766	3,313	2,931	2,422	198	(615)	10,015

 ICL Group Limited Consolidated Financial Statements 32

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 5 - Operating Segments (cont'd)

C.	Information based on geographical location (cont'd)

The following table presents the distribution of the Company’s sales by geographical location of the main facilities from which they were produced.

For the year ended December 31
2024	2023	2022
$ millions	$ millions	$ millions

Israel	3,118	3,595	5,611
Europe	2,368	2,610	3,361
South America	1,213	1,482	1,994
North America	1,000	999	1,038
Asia	802	788	1,123
Other	55	52	61
	8,556	9,526	13,188
Intercompany sales	(1,715)	(1,990)	(3,173)
Total	6,841	7,536	10,015

The following table presents operating income by geographical location of the assets from which it was produced:

For the year ended December 31
2024	2023	2022
$ millions	$ millions	$ millions

Israel	516	857	2,668
Asia	185	130	221
South America	115	112	184
Europe	(11)	74	445
North America	(5)	45	131
Other	7	4	5
Intercompany eliminations	(32)	(81)	(138)
Total	775	1,141	3,516

 ICL Group Limited Consolidated Financial Statements 33

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 5 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table present the non-current assets by geographical location of the assets (*)

As of December 31
2024	2023
$ millions	$ millions

Israel	4,637	4,454
Europe	1,518	1,581
North America	450	369
Asia	435	441
South America	389	456
Other	5	5
Total	7,434	7,306

(*) Mainly consist of property, plant and equipment, intangible assets and non-current inventories.

Note 6 – Inventories

As of December 31
2024	2023
$ millions	$ millions

Finished products	1,071	1,117
Raw materials	321	329
Work in progress	164	174
Spare parts	147	157
Total inventories	1,703	1,777
Of which:
Non-current inventories - mainly raw materials (presented as non-current assets)	77	74
Current inventories	1,626	1,703

Note 7 - Prepaid expenses and other receivables

As of December 31
2024	2023
$ millions	$ millions

Government institutions	110	104
Current tax assets	51	67
Prepaid expenses	41	35
Derivative instruments	16	53
Receivables from equity-accounted investees sale	2	17
Other	38	87
	258	363

 ICL Group Limited Consolidated Financial Statements 34

Notes to the Consolidated Financial Statements as of December 31, 2024

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

As of December 31
2024	2023
$ millions	$ millions

Current assets	270	278
Non-current assets	365	376
Current liabilities	(96)	(102)
Non-current liabilities	(38)	(43)
Equity	(501)	(509)

For the year ended December 31
2024	2023	2022
$ millions	$ millions	$ millions

Sales	579	546	723
Operating Income	152	105	146
Depreciation and amortization	37	33	34
Operating income before depreciation and amortization	189	138	180
Net Income	114	85	116
Total Comprehensive income	103	71	78

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

(2)
In July 2024, the Company completed the acquisition of Custom Ag Formulators (hereinafter - CAF), a North American provider of agriculture formulations and products customized for growers, for a total consideration of $60 million, including a performance based earnout of up to $10 million. CAF offers a diverse assortment of liquid adjuvants and enhanced nutrients, as well as various other specialty products.

 ICL Group Limited Consolidated Financial Statements 35

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 9 – Other non-current assets

As of December 31
2024	2023
$ millions	$ millions

Surplus in employees' defined benefit plans (1)	134	112
Non-current inventories	77	74
Receivables from equity-accounted investees sale	9	9
Long term deposits	8	11
Investments in equity-accounted investees	3	2
Derivative designated as a cash flow hedge	3	1
Other	27	30
	261	239

(1)	See Note 16.

 ICL Group Limited Consolidated Financial Statements 36

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 10 - Property, Plant and Equipment

A.	Composition

Land and buildings	Technical equipment and machinery	Dikes and evaporating ponds (3)	Plants under construction (1)	Other	Right of use asset (2)	Total
$ millions

Cost
Balance as of January 1, 2024	1,140	8,280	2,025	523	1,219	579	13,766
Additions in respect of business combinations	4	5	-	-	1	-	10
Additions	49	393	137	98	88	97	862
Disposals	(8)	(66)	(29)	-	(3)	(41)	(147)
Translation differences	(53)	(108)	(20)	(15)	(6)	(17)	(219)
Balance as of December 31, 2024	1,132	8,504	2,113	606	1,299	618	14,272
Accumulated depreciation
Balance as of January 1, 2024	544	4,765	885	-	1,018	225	7,437
Additions in respect of business combinations	1	2	-	-	1	-	4
Depreciation (3)	32	256	148	-	65	86	587
Impairment	-	14	-	-	-	-	14
Disposals	(6)	(60)	(29)	-	(3)	(27)	(125)
Translation differences	(15)	(63)	(16)	-	(5)	(8)	(107)
Balance as of December 31, 2024	556	4,914	988	-	1,076	276	7,810

Depreciated balance as of December 31, 2024	576	3,590	1,125	606	223	342	6,462

(1)	The additions are presented net of items whose construction has been completed and therefore have been reclassified to other categories in “property, plant and equipment”.

(2)	The total additions were recorded against lease liabilities under IFRS 16.

(3)	Depreciation expenses allocation in the amount of $37 million on the "Dikes and evaporating ponds" assets.

 ICL Group Limited Consolidated Financial Statements 37

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 10 - Property, Plant and Equipment (cont’d)

A.	Composition (cont'd)

Land and buildings	Technical equipment and machinery	Dikes and evaporating ponds (3)	Plants under construction (1)	Other	Right of use asset (2)	Total
$ millions

Cost
Balance as of January 1, 2023	1,086	7,865	1,834	518	1,144	533	12,980
Additions	35	455	179	(3)	78	94	838
Disposals	(4)	(98)	-	(2)	(4)	(51)	(159)
Translation differences	23	58	12	10	1	3	107
Balance as of December 31, 2023	1,140	8,280	2,025	523	1,219	579	13,766
Accumulated depreciation
Balance as of January 1, 2023	512	4,545	829	-	936	189	7,011
Depreciation	27	254	46	-	84	83	494
Disposals	(1)	(68)	-	-	(3)	(49)	(121)
Translation differences	6	34	10	-	1	2	53
Balance as of December 31, 2023	544	4,765	885	-	1,018	225	7,437

Depreciated balance as of December 31, 2023	596	3,515	1,140	523	201	354	6,329

(1)	The additions are presented net of items for which construction has been completed and, accordingly, were reclassified to other categories in the “property, plant and equipment” section.

(2)	The total additions were recorded against lease liabilities (IFRS 16).

(3)
The Company conducted a useful life evaluation of Property, Plant and Equipment at its facilities in Israel. As a result, the estimated useful lives of the certain assets have been extended by 2‑5 years, effective from January 1, 2023, and the depreciation expenses has been reduced by $16 million.

 ICL Group Limited Consolidated Financial Statements 38

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 11 - Intangible Assets

A.	Composition

Goodwill	Concessions and mining rights	Trademarks	Technology / patents	Customer relationships	Computer application	Others	Total
$ millions

Cost
Balance as of January 1, 2024	549	211	86	119	200	166	73	1,404
Additions in respect of business combinations	85	-	-	-	-	-	-	85
Additions	-	5	-	-	-	31	2	38
Disposals	-	-	-	-	-	(1)	(3)	(4)
Translation differences	(73)	(4)	(4)	(5)	(14)	(2)	(1)	(103)
Balance as of December 31, 2024	561	212	82	114	186	194	71	1,420
Amortization
Balance as of January 1, 2024	19	91	37	66	160	95	63	531
Amortization for the year	-	7	2	5	12	17	3	46
Retirements	-	-	-	-	-	(1)	(3)	(4)
Translation differences	(1)	-	(2)	(3)	(10)	(2)	(4)	(22)
Balance as of December 31, 2024	18	98	37	68	162	109	59	551

Amortized Balance as of December 31 ,2024	543	114	45	46	24	85	12	869

 ICL Group Limited Consolidated Financial Statements 39

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 11 - Intangible Assets (cont'd)

A.	Composition (cont’d)

Goodwill	Concessions and mining rights	Trademarks	Technology / patents	Customer relationships	Computer application	Others	Total
$ millions

Cost
Balance as of January 1, 2023	526	210	84	108	194	142	69	1,333
Additions	-	1	-	8	-	24	2	35
Disposals	-	-	-	-	-	(1)	-	(1)
Translation differences	23	-	2	3	6	1	2	37
Balance as of December 31, 2023	549	211	86	119	200	166	73	1,404
Amortization
Balance as of January 1, 2023	19	85	34	60	144	82	57	481
Amortization for the year	-	6	2	5	12	12	5	42
Translation differences	-	-	1	1	4	1	1	8
Balance as of December 31, 2023	19	91	37	66	160	95	63	531
				-
Amortized Balance as of December 31 ,2023	530	120	49	53	40	71	10	873

 ICL Group Limited Consolidated Financial Statements 40

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 11 - Intangible Assets (cont'd)

B.	Total book value of intangible assets having defined useful lives and those having indefinite useful lives are as follows:
As of December 31
2024	2023
$ millions	$ millions

Intangible assets having a defined useful life	294	311
Intangible assets having an indefinite useful life	575	562
	869	873

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

The carrying amounts of intangible assets with an indefinite useful life are as follows:

As of December 31
2024	2023
$ millions	$ millions

Goodwill
Phosphate Solutions	90	114
Industrial Products	89	91
Growing Solutions	318	289
Potash	18	20
Other	28	16
	543	530

Trademarks	32	32

	575	562

 ICL Group Limited Consolidated Financial Statements 41

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 12 - Impairment Testing (cont’d)

Impairment testing for intangible assets with an indefinite useful life (cont’d)

In the third quarter of 2024, the Company conducted its annual impairment test of goodwill and did not identify any impairment. The recoverable amount of the operating segments was determined based on their value in use, which is based on an internal valuation of the discounted future cash flows generated from the continuing operations of the operating segments.

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

The key assumptions used to calculate the operating segments' recoverable amounts are a nominal after‑tax discount rate of 9.5% and a long‑term growth rate of 2.45%, reflecting the industries and markets in which the Company is engaged.

 ICL Group Limited Consolidated Financial Statements 42

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 13 - Credit from Banks and Others

A.	Composition

As of December 31
2024	2023
$ millions	$ millions

Short-term debt
From financial institutions	276	283
Current maturities of:
Debentures	4	441
Long-term loans from financial institutions	26	62
Lease Liability	78	72
	108	575
Total Short-Term debt	384	858
Long- term debt and debentures
Long term lease liability	264	276
Loans from financial institutions	801	734
	1,065	1,010

Marketable debentures	906	1,203
Non-marketable debentures	46	191
	952	1,394
	2,017	2,404
Less – current maturities of:
Debentures	4	441
Long-term loans from financial institutions	26	62
Lease liability	78	72
	108	575

Total Long- term debt and debentures	1,909	1,829

For further information, see Note 21.

 ICL Group Limited Consolidated Financial Statements 43

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 13 - Credit from Banks and Others (cont’d)

B.	Yearly movement in Credit from Banks and Others (*)

As of December 31
2024	2023
$ millions	$ millions

Balance as of January 1	2,703	2,813
Changes from financing cash flows
Receipt of long-term debts	889	633
Repayment of long-term debt	(1,302)	(836)
Repayment of short-term credit	(1)	(25)
Interest paid	(122)	(125)
Receipt from transaction in derivatives, net	(2)	5
Total net financing cash flows	(538)	(348)
Initial recognition of lease liability	97	94
Interest expenses	152	164
Effect of changes in foreign exchange rates	(60)	18
Change in fair value of derivatives	-	26
Other changes	(53)	(64)
Balance as of December 31	2,301	2,703

(*) The balance includes Short-term debt, loans and debentures, derivatives on loans and debentures, and interest payables.

 ICL Group Limited Consolidated Financial Statements 44

Notes to the Consolidated Financial Statements as of December 31, 2024

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

The new securitization agreements were signed with a committed amount of $300 million and an additional uncommitted amount of $100 million, maturing in September 2025 (hereinafter – the Agreements). The Agreements replaced the prior securitization agreements, which expired in September 2020, and have very similar structure and terms.

The Company's policy is to utilize the securitization limit based on its cash flow needs, alternative financing sources and market conditions. According to the Agreements, the Company undertook to comply with a financial covenant according to which the ratio of net debt to EBITDA will not exceed 4.75. If the Company fails to meet this ratio, the Acquiring Company can discontinue acquiring new trade receivables (without affecting existing acquisitions). As of the reporting date, the Company complies with the financial covenant, as described in 13(E) below.

The Acquiring Company finances acquisition of the debts through a loan received from a financial institution unrelated to the Company. The Subsidiaries are entitled to sell their trade receivables to the Acquiring Company during a period of five years from the closing date of the transaction, with both parties having the option to notify for the transaction's cancellation, at the end of each year. Once the Company has transferred its trade receivables, it no longer has the right to sell them to another party. The selling price of the trade receivables is the amount of the debt sold, less the calculated interest cost based on the expected period between the sale date of the customer debt and its repayment date. Upon acquisition of the debt, the Acquiring Company pays part of the debt price in cash and the remainder in a subordinated note, which is paid after collection of the debt sold. The rate of the cash consideration varies depending on the composition and behavior of the customer portfolio. The Subsidiaries continue to handle the collection of the trade receivables included in the securitization transaction, on behalf of the Acquiring Company.

In addition, the Agreements set several conditions regarding the quality of the customer portfolios, which give the Lending Banks the option of terminating the undertaking or excluding the subsidiaries whose customer portfolios do not meet the conditions set forth in the Agreements.

The trade receivables are fully presented in the Company's statements of financial position and the receipts received from the Acquiring Company are presented as a financial liability under short-term credit. As of December 31, 2024, utilization of the securitization facility within this framework amounted to $176 million (December 31, 2023 - $182 million).

 ICL Group Limited Consolidated Financial Statements 45

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 13 - Credit from Banks and Others (cont'd)

D.	Information on material loans and debentures outstanding as of December 31, 2024:

Instrument type	Loan date	Original principal (millions)	Currency	Carrying amount ($ millions)	Interest rate	Principal repayment date	Additional information
Debentures - Series F	May 2018, December 2020	693	US Dollar	713	6.38%	May 2038	(2), (3)
Debentures - Series G	January/May 2020	766	Israeli Shekel	193	2.40%	2022- 2034 (annual installment)	Partially repaid (3), (4)
Debentures (private offering) – 3 series	January 2014	275	US Dollar	46	5.31%	January 2026	(1)
Sustainability linked loan (SLL)	September 2021	250	Euro	260	0.80%	September 2026	(5)
Loan - European Bank	September 2021	25	Euro	26	0.95%	June 2025

 ICL Group Limited Consolidated Financial Statements 46

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 13 - Credit from Banks and Others (cont'd)

D.	Information on material loans and debentures outstanding as of December 31, 2024: (cont’d)

Additional Information:

(1)	In January 2024, the Company repaid $145 million private placement Bond, as scheduled.

(2)	In June 2024, Fitch Ratings reaffirmed the Company’s long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term issuer default rating is stable.

(3)
In July 2024, S&P credit rating reaffirmed the Company’s international credit rating and senior unsecured rating of 'BBB-'. In addition, the S&P Maalot credit rating agency reaffirmed the Company’s credit rating of 'ilAA' with a stable rating outlook.

(4)	In December 2024, the Company repaid NIS 15 million (approximately $4 million) of Series G Bond, as scheduled.

(5)
The loan includes three sustainability performance targets: (1) an annual 4% to 5% reduction in direct and indirect Scope 1 and Scope 2 CO2 emissions resulting from ICL global operations.(2) Through 2025, the Company is committed to adding a significant number of Tfs (Together for Sustainability) qualified vendors each year who meet criteria of management, environment, health and safety, labor and human rights, ethics, and governance and (3) for female to hold at least 25% of senior management roles, by the end of 2024. As of December 31, 2024, the Company is in compliance with the relevant sustainability performance targets.

(6)	As of December 31, 2024, the Company is in compliance with all its financial covenants set forth in its financing agreements. See item F below.

 ICL Group Limited Consolidated Financial Statements 47

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 13 - Credit from Banks and Others (cont'd)

E.	Credit facilities:

Issuer	Group of international banks
Date of the credit facility	April 2023
Date of credit facility termination	April 2029
The amount of the credit facility	USD 1,550 million (1)
Credit facility has been utilized	Euro 500 million
Interest rate	Up to 33% use of credit: Euribor/ SOFR + 0.69%. From 33% to 66% use of credit: Euribor/ SOFR + 0.89% 66% or more use of credit: Euribor/ SOFR + 1.04%
Loan currency type	USD and Euro loans
Pledges and restrictions	Financial covenants - see Section F, a cross-default mechanism and a negative pledge (2)
Non-utilization fee	0.245%

(1)
In April 2023, the Company entered into a Sustainability-Linked Revolving Credit Facility Agreement between ICL Finance B.V., as borrower, and a consortium of twelve international banks for $1,550 million. The Sustainability-Linked RCF replaced a previous revolving credit facility which was due to expire in 2025. In April 2024, all lenders exercised the option to extend the agreement by one year, until April 2029.

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

Notes to the Consolidated Financial Statements as of December 31, 2024

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

Financial Covenants:

Financial Covenants (1)(2)	Financial Ratio Required under the Agreement	Financial Ratio December 31,
2024

Total shareholder's equity	Equity above $2,000 million	$ 5,724 million
Ratio of EBITDA to the net interest expenses	Equal to or above 3.5	14.15
Ratio of the net financial debt to EBITDA	Less than 3.5	1.19
Ratio of certain subsidiaries loans to the total assets of the consolidated company	Less than 10%	2.64%

(1)
The examination of compliance with the financial covenants is based on the Company's consolidated financial statements. As of December 31, 2024, the Company complies with all of its financial covenants.

(2)	The EBITDA calculation for the financial covenants, which amounted to $1,412 million in 2024, is according to the agreements with the financial institutions.

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

(2)	As of December 31, 2024, the total guarantees provided by the Company amounted to $151 million (December 31, 2023 - $142 million).

 ICL Group Limited Consolidated Financial Statements 49

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 14 – Other Payables

As of December 31
2024	2023
$ millions	$ millions

Employees	353	309
Current tax liabilities	215	170
Accrued expenses	88	91
Governmental (mainly in respect of royalties)	105	88
Income received in advance	21	17
Derivative instruments	13	7
Others	84	101
	879	783

(1)	Including post-employment liabilities in the amount of $19 million and $22 million as of December 31, 2024 and 2023, respectively. See Note 16.

Note 15 - Taxes on Income

A.	Taxation of companies in Israel

The current and deferred taxes expenses of Israeli entities are booked under the applicable tax rates below:

1.	Income tax rate

The Israeli statutory primary income tax rate is 23%.

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter – the Encouragement Law)

a)	Beneficiary Enterprises

The production facilities of some of the Company’s subsidiaries in Israel (hereinafter – the Subsidiaries) have received “Beneficiary Enterprise” status under the Encouragement law after Amendment No. 60 to the Law was published in April 2005. The main benefit granted to the Subsidiaries is a preferred tax rate. From the year 2022, “Beneficiary Enterprise” tax benefits to the Subsidiaries have been discontinued.

A company which had a “Beneficiary Enterprise” that distributes a dividend out of exempt income, will be subject to corporate tax in the year in which the dividend is distributed on the amount distributed, at the tax rate applicable under the Encouragement Law in the year in which the exempted income was generated, had it not been exempt from tax. In addition, a withholding tax will be applied at the applicable rate to the distribution.

 ICL Group Limited Consolidated Financial Statements 50

Notes to the Consolidated Financial Statements as of December 31, 2024

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

As of December 31, 2024, the Company's “trapped earnings” balance was about 950 NIS million (approximately $260 million). The Company estimates that its remaining “trapped earnings” are not expected to be distributed and therefore no deferred tax liability accrual was booked.

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

Notes to the Consolidated Financial Statements as of December 31, 2024

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

In accordance with the Mines Ordinance, the rate of the royalties, in connection with resources produced from the quarries, will be 5%. For production of phosphates, according to the Mines Ordinance (Third Addendum A), the royalty rate is 5% of the value of the quarried material.

In accordance with the Israeli Dead Sea Concession Law, 1961, the royalty rate for potash, bromine and magnesium is 5% of the value of the sold quantity.

 ICL Group Limited Consolidated Financial Statements 52

Notes to the Consolidated Financial Statements as of December 31, 2024

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

The taxable profit is based on the first traded product mineral operating income, as adjusted, after a deduction of 5% of the mineral’s year end working capital, and an amount that reflects a yield of 14% on the value of property, plant and equipment used for production and sale of the quarried material.

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

Notes to the Consolidated Financial Statements as of December 31, 2024

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

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 15 - Taxes on Income (cont'd)

B.	Taxation of non-Israeli subsidiaries

Subsidiaries incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence(3). The principal tax rates applicable to the major subsidiaries outside Israel are as follows:

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

(3)
In accordance with the legislation of BEPS Pillar 2 which entered into effect in 2024, there are several territories in which the Company operates, where the local tax rate may require a supplement to a minimum taxation of 15%. Based on the Company estimation, no material impact is expected on its results from the above legislation.

C.	Carried forward tax losses

As of December 31, 2024, the balances of the carryforward tax losses of subsidiaries for which deferred taxes were recorded, is about $515 million (December 31, 2023 – about $476 million).

As of December 31, 2024, the balances of the carryforward tax losses to future years of subsidiaries for which deferred taxes were not recorded, is about $263 million (December 31, 2023 – about $206 million).

As of December 31, 2024, the capital losses for tax purposes available for carryforward to future years for which deferred taxes were not recorded is about $159 million (December 31, 2023 – about $152 million).

D.	Tax assessment

The Company and the main operational companies in Israel, have received final tax assessments up to and including 2019. The main subsidiaries outside of Israel have final tax assessments up to and including 2015 - 2020.

 ICL Group Limited Consolidated Financial Statements 55

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 15 - Taxes on Income (cont'd)

E.	Deferred income taxes

1. The composition of the deferred taxes and the changes therein, are as follows:

In respect of financial position				In respect of carry forward tax losses	Total
Depreciable property, plant and equipment and intangible assets	Inventories	Provisions for employee benefits	Other
$ millions

Balance as of January 1, 2023	(547)	72	64	19	119	(273)
Changes in 2023:
Amounts recorded in the statement of income	(46)	(22)	(5)	(4)	19	(58)
Amounts recorded to a capital reserve	-	-	(8)	(4)	-	(12)
Translation differences	(3)	-	1	4	4	6
Balance as of December 31, 2023	(596)	50	52	15	142	(337)
Changes in 2024:
Amounts recorded in the statement of income	(36)	(7)	4	33	23	17
Amounts recorded to a capital reserve	-	-	(8)	-	-	(8)
Translation differences	9	(1)	(1)	(7)	(10)	(10)
Balance as of December 31, 2024	(623)	42	47	41	155	(338)

2. The currencies in which the deferred taxes are denominated:

As of December 31
2024	2023
$ millions	$ millions

Israeli Shekels	(432)	(420)
Euro	51	38
Brazilian Real	15	24
British Pound	11	11
U.S Dollar	9	1
Other	8	9
	(338)	(337)

 ICL Group Limited Consolidated Financial Statements 56

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 15 - Taxes on Income (cont'd)

F.	Taxes on income included in the income statements

1.	Composition of income tax expenses (income)

For the year ended December 31
2024	2023	2022
$ millions	$ millions	$ millions

Current taxes	184	251	869
Deferred taxes	(20)	47	45
Taxes in respect of prior years	8	(11)	271
	172	287	1,185

* The tax expenses for 2024 derived mainly from the Israeli and Chinese companies.

2.	Theoretical tax

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates in Israel (see A(2) above) and the tax expense presented in the statements of income:

For the year ended December 31
2024	2023	2022
$ millions	$ millions	$ millions

Income before taxes on income, as reported in the statements of income	636	974	3,404
Statutory tax rate (in Israel)	23%	23%	23%
Theoretical tax expense	146	224	783
Add (less) – the tax effect of:
Surplus Profit Levy tax	3	62	265
Reduced tax due to tax benefits	(12)	(17)	(95)
Differences deriving from additional deduction and different tax rates applicable to foreign subsidiaries	(19)	(32)	1
Tax on dividend	6	4	5
Deductible temporary differences and their reversal (including carryforward losses) for which deferred taxes assets were not recorded and non–deductible expenses	29	52	(29)
Taxes in respect of prior years*	8	(11)	271
Differences in measurement basis	3	2	(21)
Other differences	8	3	5
Taxes on income included in the income statements	172	287	1,185

 * For 2022, included the settlement agreement related to surplus profit levy, as described above.

 ICL Group Limited Consolidated Financial Statements 57

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 15 - Taxes on Income (cont'd)

G.	Taxes on income relating to items recorded in equity

For the year ended December 31
2024	2023	2022
$ millions	$ millions	$ millions

Tax recorded in other comprehensive income
Actuarial gains from defined benefit plan	(8)	(8)	(12)
Change in fair value of hedging derivatives	(2)	(4)	4
Taxes in respect of exchange rate differences on equity loan to a subsidiary included in translation adjustment	27	(9)	(11)
Total	17	(21)	(19)

Note 16 - Employee Benefits

A.	Composition

Composition of employee benefits:

As of December 31
2024	2023
$ millions	$ millions

Fair value of plan assets	444	453
Termination benefits	(54)	(64)
Defined benefit obligation	(605)	(653)
	(215)	(264)

Composition of fair value of the plan assets:

As of December 31
2024	2023
$ millions	$ millions

Equity instruments
With quoted market price	119	138
Without quoted market price	31	38
	150	176
Debt instruments
With quoted market price	194	240
Without quoted market price	76	13
	270	253
Deposits with insurance companies	24	24

	444	453

 ICL Group Limited Consolidated Financial Statements 58

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 16 - Employee Benefits (cont'd)

B.	Severance Pay

1.	Israeli companies

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

Notes to the Consolidated Financial Statements as of December 31, 2024

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

E.	Movement in net defined benefit obligation and in its components:

Fair value of plan assets (*)		Defined benefit obligation		Defined benefit obligation, net
2024	2023	2024	2023	2024	2023
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Balance as of January 1	453	432	(653)	(664)	(200)	(232)
Income (costs) included in profit or loss:
Current service costs	-	-	(13)	(15)	(13)	(15)
Interest income (expenses)	21	20	(31)	(31)	(10)	(11)
Past service cost	-	-	1	(1)	1	(1)
Effect of movements in exchange rates, net	(1)	(6)	2	10	1	4
Included in other comprehensive income:
Actuarial profits (losses) deriving from changes in financial assumptions	-	-	38	24	38	24
Other actuarial gains	(5)	8	-	-	(5)	8
Change with respect to translation differences, net	(6)	12	11	(15)	5	(3)
Other movements:
Benefits received (paid)	(24)	(19)	40	39	16	20
Employer contribution	6	6	-	-	6	6
Balance as of December 31	444	453	(605)	(653)	(161)	(200)

(*) The actual return on plan assets in 2024 is $16 million, compared with $28 million in 2023.

F.	Actuarial assumptions

Principal actuarial assumptions as of the reporting date (expressed as weighted averages):

For the year ended December 31
2024	2023	2022
%	%	%

Discount rate as of December 31	5.2	4.9	4.7
Future salary increases	3.6	3.6	3.9
Future pension increase	2.5	2.6	2.8

 ICL Group Limited Consolidated Financial Statements 60

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 16 - Employee Benefits (cont'd)

G.	Sensitivity analysis

Assuming all other assumptions remain constant, the following reasonably possible changes affect the defined benefit obligation as of the date of the financial statements in the following manner:

December 2024
Decrease 10%	Decrease 5%	Increase 5%	Increase 10%
$ millions

Significant actuarial assumptions
Salary increases	(7)	(3)	3	7
Discount rate	26	13	(13)	(26)
Mortality table	12	6	(6)	(12)

The assumptions regarding the future mortality rates are based on published statistics and accepted mortality tables.

H.	The Effect of the plans on the Company's future cash flows

The expenses recorded in respect of defined contribution plans in 2024 are $39 million (compared with $38 million in 2023).

The Company estimates that the expected deposits in 2024 to fund defined benefit plans are about $9 million.

As of December 31, 2024, the Company estimates that the life of the defined benefit plans, based on a weighted average, is about 10 years compared to 11 years weighted average in 2023.

I.	Long-term incentive plan

(1)
At the general meeting of shareholders held on March 6, 2025, the shareholders approved a new three-year equity grant for the years 2025-2027 in the form of about 4.3 million non-marketable and non-transferable options for no consideration, under the Company’s 2024 Equity Plan, to the newly appointed ICL's CEO and Chairman of the Board. The aggregate fair value at the grant dates is about $7 million. For further information, see Note 19.

(2)
On April 3, 2024, and April 4, 2024, the Company’s HR & Compensation Committee and the Board of Directors, respectively, approved a new three-year equity grant for the years 2024-2026 in the form of about 12 million non-marketable and non-transferable options for no consideration to officers and senior managers. For further information, see Note 19.

(3)
In November 2021, Company's HR & Compensation Committee and the Board of Directors approved a new Cash LTI plan, according to which, other senior managers will be awarded a cash incentive in 2025, the fair value at the grant date is about $37 million. The grant was subject to achievement of certain financial targets over the three years 2022-2024 and affected by the change in share price.

 ICL Group Limited Consolidated Financial Statements 61

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 17 – Provisions

A.	Composition and changes in the provision

Site restoration and equipment dismantling (1)	Legal claims	Other	Total
$ millions

Balance as of January 1, 2024	224	45	40	309
Provisions recorded during the year	54	1	5	60
Provisions reversed during the year	-	(1)	(5)	(6)
Payments during the year	(29)	(30)	(1)	(60)
Translation differences	(5)	(2)	(3)	(10)
Balance as of December 31, 2024	244	13	36	293

(1)	Main items under 'Site restoration and equipment dismantling':

a.
Spain – In 2018, a restoration plan was approved for the Suria and Sallent sites, which included a plan for handling the salt piles and dismantling of facilities. The restoration plan for the Suria site is scheduled to extend until 2095, and for the Sallent site up to 2072.

Estimation of the projected costs for the closure and restoration of the Sallent site – the main portion of the estimated costs for closure and restoration is attributed to restoration of the salt pile. The Company is treating the salt pile, by both utilizing the salt for production and sale for, among others, de-icing purposes, and by processing the material and removing it to the sea via a Collector. As of December 31, 2024, the total provision for the closure and restoration of the Sallent site amounts to $65 million. The estimation is based on a long-term forecast, covering a period of more than 49 years, along with observed estimates and, therefore, the actual costs that may be required to restore the Sallent site may differ, even substantially, from the current provision. In the Company's estimation, the provision in its books reflects the best estimate of the expense required to settle this obligation.

b.
ICL Rotem– as of December 31, 2024, according to the Company's estimation, the provision for the restoration of the mining sites and waste repositories, for ICL Rotem's operations, amounted to $109 million. The provision is measured based on the present value of the cash flows, which relies on the Company's estimation of the future expense required for the restoration of the mining sites. The actual costs that may be required may differ, even substantially, from the current provision, as a result of the inherent complexity of such estimation, the Company's future decisions regarding the facilities and regulatory requirements.

c.
Bromine Israel (Neot Hovav) – pursuant to the Ministry of Environmental Protection, the Company is required to treat both solid waste of past periods which is stored in a designated defined area on the site's premises, and currently-produced waste created during the ongoing production processes in the plant. Waste treatment is partly conducted through a hydro-bromine acid recovering facility (BRU), operated by the Company. Part of the waste is sent for external designated treatment. As of December 31, 2024, the provision for prior periods waste treatment amounted to $21 million. In the Company's estimation, based on the information currently available to it, the provision included in its financial statements covers the estimated cost for treating prior periods waste.

 ICL Group Limited Consolidated Financial Statements 62

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 18 - Commitments, Concessions and Contingent Liabilities

A.	Commitments

(1)
Several of the Group’s subsidiaries have entered into agreements with suppliers for the purchase of raw materials and natural gas in the ordinary course of business for various periods ending in 2038. As of December 31, 2024, the total amount of the commitments is approximately $2 billion. This amount includes the agreements described below.

(2)
Several of the Group’s subsidiaries have entered into agreements with suppliers for the acquisition of property, plant and equipment. As of December 31, 2024, the subsidiaries’ capital expenditures commitments total approximately $708 million. This amount includes the agreements described below.

(3)
As part of the collaboration between ICL's subsidiary in Spain (ICL Iberia) and the government of Catalonia to achieve environmental sustainability goals, the Company has undertaken to carry out restoration of salt piles at ICL Iberia’s sites, mainly by processing and removing them to the sea via a collector. In 2021, the Company signed an agreement with the Catalan Water Agency for the construction and operation of a collector. The key elements of the agreement include, among other things, guidelines by which the project will be managed, financing aspects related to the project, project costs and a determination of an operational maintenance mechanism, including usage costs. Based on the said agreement and Spain's water law, it was agreed that ICL Iberia will assume up to 90% of the project's cost (totaling approximately $110 million) which will be paid throughout the construction and operating periods. Construction, which is in progress, is expected to extend until early 2027 and the operational period is expected to extend over a period of 25 years.

(4)
In 2017, the Company entered into a gas purchase agreement with Energean Israel Limited (hereinafter - Energean), which holds a license to develop the Karish and Tanin gas reservoirs off the shore of Israel. Pursuant to the agreement, Energean will supply the Company with up to 13 BCM of natural gas (NG), valued at $2 billion, over a period of 15 years commencing with its commercial operation of Karish, which commenced in April 2023 following continued delays. The NG from the reservoirs is utilized to operate ICL’s factories and power stations in Israel.

(5)
In 2020, the Company entered into a long-term lease agreement with a third party according to which ICL will lease an office building in Be'er Sheva, Israel, for a period of 15 years, with a 10-year extension option, at an annual rent of about $3.7 million. The lease period is expected to commence in 2025 following the completion of the building.

 ICL Group Limited Consolidated Financial Statements 63

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

A.	Commitments (cont'd)

(6)
The Articles of Association of the Company and its Israeli subsidiaries include provisions that permit exemption, indemnification and insurance of liability of officers and directors, all in accordance with the provisions of the Companies Law.

The Company, following approval by its HR & Compensation Committee, Board of Directors and shareholders, granted its officers and directors a letter of exemption and indemnification, and also maintains an insurance policy covering directors' and officers' liability which is renewed annually. The directors' and officers' liability insurance and the exemption and indemnity undertaking do not apply to those cases specified in Section 263 of the Companies Law. The exemption is from liability for damages caused and/or that will be caused, by those officers and directors due to a breach of duty to the Company. Regarding directors who are officeholders of Israel Corp., who may serve from time to time, on January 5, 2021, the shareholders approved an extension of the period for exemption and indemnification entered into with such officeholders for an additional nine years commencing November 30, 2020, provided that the exemption shall not apply to liabilities arising in connection with a transaction or resolution in which a controlling shareholder or an officeholder, including an officeholder who is other than the officeholder party to the agreement, has a personal interest (within the meaning of the Companies Law).

The amount of indemnification payable by the Company under the letters of indemnification, in addition to amounts received from an insurance company, if any, for all of the officers and directors on an aggregate basis, for one or more of the events detailed therein, is limited to $300 million.

B.	Concessions

(1) Dead Sea Works Ltd. (hereinafter – DSW)

Pursuant to the Israeli Dead Sea Concession Law, 1961 (hereinafter – the Concession Law), as amended in 1986, and the concession deed attached as an addendum to the Concession Law, DSW was granted a concession to utilize the resources of the Dead Sea and to lease the land required for its plants in Sodom for a period ending on March 31, 2030. According to the Concession Law, should the government decide to offer a new concession after the expiration date to another party, it will first offer the new concession to DSW with terms that are no less attractive than those it may offer to that party.

In accordance with section 24 (a) of the Supplement to the Concession Law, it is stated, among other things, that at the end of the concession period all the tangible assets located in the concession area will be transferred to the government in exchange for their amortized replacement value – the value of the assets as if they were purchased as new at the end of the concession period, less their technical depreciation based on their maintenance condition and the unique characteristics of the Dead Sea area.

 ICL Group Limited Consolidated Financial Statements 64

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(1)	DSW (cont'd)

As per section 24 (b) of the Supplement to the Concession Law of the State of Israel, capital investments made within the 10-year period before the end of the concession require prior consent of the Israeli government, unless they can be fully deducted for tax purposes before the end of the concession period. However, the government's consent to any fundamental investment that may be necessary for the proper operation of the plants will not be unreasonably delayed or denied.

In 2020, an agreement was concluded between the Company and the government for the purpose of implementing section 24(b). The agreement determines, among other things, the manner of examining new investments and the consent process. In addition, the agreement determines the Company's commitment to invest in fixed assets, including for preservation and infrastructure, as well as for ongoing maintenance of the facilities in the concession area (for the period beginning in 2026) and the Company's commitment to continue production of potassium chloride and elemental bromine (for the period commencing 2028), all subject to the conditions specified in the agreement. Such commitments do not change the way the Company currently operates. The Company engages with the government in accordance with the agreement and obtains investment approvals as required.

In 2015, Israel’s Minister of Finance appointed a team to determine the “governmental activities to be conducted towards the end of the concession period”. The public’s comments regarding this matter were submitted to an inter-ministerial team.

Based on the interim report and its recommendations published in May 2018, and following a public hearing in January 2019, the Israel’s Ministry of Finance released the final report of the inter-ministry team headed by Mr. Yoel Naveh, former Chief Economist, which included a series of guidelines and recommendations regarding the actions that the government should take towards the end of the concession period. Since the report includes guiding principles and a recommendation to establish sub‑teams to implement such principles, the Company is unable to assess the concrete implications of these guidelines and recommendations, or, whether the recommendations will be implemented in practice, as well as the relevant timing of their implementation. In addition, there is no certainty as to how the government will interpret the Concession Law and implement processes accordingly.

In addition, in 2015, the Minister of Finance appointed a team headed by the former Accountant General to evaluate the manner in which, according to the current concession, the replacement value of DSW’s tangible assets would be calculated, assuming that these assets would be returned to the government at the end of the concession period. The determination date of the actual calculation is only at the end of the concession period. As far as the Company is aware, this evaluation was not completed.

On September 16, 2024, a draft report was published by Israel’s Accountant General for public comments regarding the transition of ICL’s existing concession in 2030 and the grant by the State of a new concession in 2030. The draft report is not a binding document, and its conclusions may change following public comments, including comments made by the company, and the receipt of additional information.

 ICL Group Limited Consolidated Financial Statements 65

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(1)	DSW (cont'd)

The draft report recommends maintaining the existing payment regime which is comprised of three ongoing sources of income for the State: royalties, corporate tax and surplus profit levy. It suggests that the State’s annual share should be approximately 50% on a multi-year average basis.

According to the draft report, the tender may incorporate a minimum price, as recommended by the Naveh Report, taking into consideration the Company’s right of first refusal in accordance with Section 25 of the Concession Deed. The minimum price is not specified in the draft. The draft also recommends that the new concession be granted for a period of more than 25 years.

In addition, the draft includes environmental considerations in formulating guidelines for the new concession, including limiting the area of the concession and dealing with infrastructure requirements, as well as specifying required rehabilitation efforts due to long-term environmental considerations. To encourage efficient use of the resources, the draft proposes imposing additional costs and regulatory obligations on the future concession holder, such as payment for quarries and groundwater. It also proposes that the definition of "natural resource" be expanded to include other minerals that may be extracted from the Dead Sea in the future.

In November 2024, the Company submitted its comments as part of the public process.

On March 11, 2025, the State Comptroller published an audit report regarding the State’s regulators oversight over compliance and regulatory aspects of the Dead Sea concession, in the areas of environment and land ("the Report"). The Report includes findings indicating regulatory deficiencies in the State authorities' oversight of the Dead Sea concession. The Report did not directly audit DSW and clarified that the findings do not imply any reduction in DSW’s contributions to the development of the Negev region and the State. The Report emphasizes the intention to guide decision-makers in shaping the future concession agreement towards the end of the current concession in 2030. The Company is currently studying the details of the Report.

The consolidated Financial Statements were prepared under management's assumption that it is more likely than not that DSW will continue to operate the relevant assets for their remaining useful lives, which extends beyond the term of the current concession period, by obtaining a renewed concession or by operating the assets for an alternative holder.

Royalties

In consideration of the concession, DSW pays royalties to the State of Israel calculated at a rate of 5% of the value of the products at the plant gate, less certain expenses.

DSW has granted a sub‑concession to Dead Sea Bromine Ltd. to produce bromine and its compounds from the Dead Sea, the expiration date of which is concurrent with DSW’s concession. The royalties in respect of the products manufactured by Dead Sea Bromine are received by DSW which then pays them to the State of Israel. Royalties are also paid by Dead Sea Magnesium based on carnallite (the raw material for potash) used in its production of magnesium.

 ICL Group Limited Consolidated Financial Statements 66

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(2)  Rotem Amfert Israel (hereinafter – “ICL Rotem”)

ICL Rotem has been mining phosphates in the Negev in Israel for more than sixty years. Mining is conducted in accordance with phosphate mining concession, which is granted as required by Israel’s Ministry of Energy under the Mines Ordinance, by the Supervisor of Mines, as well as mining authorizations issued by the Israel Lands Authority (hereinafter – the Authority). The concession relates to quarries (of phosphate rock), whereas the authorizations cover the use of land as active mining areas.

Mining Concession and Licenses

On December 29, 2024, ICL Rotem was granted a new mining concession which includes the fields of Rotem, including Hatrurim, Zafir Field, and Oron-Zin, as well as Oron north, for a period of 20 years, effective January 1, 2025, until December 31, 2044, and only as long as mining can be conducted on a commercially viable basis, following a competitive process that was held by Israel’s Ministry of Energy and Infrastructure. The new concession replaces ICL Rotem’s current mining concession, which was valid until the end of 2024. As in the prior concession, the Company undertook, among other things, to assure that Rotem meets its existing obligations to rehabilitate its mining and plants areas according to outlined requirements attached to the new concession, in addition to a bank guarantee issued by ICL Rotem in the amount of about $16 million.

Recently, a petition was filed with Israel’s Supreme Court in connection with the new concession against the competitive process and the disclosure certificate issued to the Company in connection with this process. Along with the petition, a preliminary request was filed with the Supreme Court for an interim order to freeze the granting of the concession to ICL Rotem until the Supreme Court's final decision. The Supreme Court rejected the preliminary request stating that there is no basis for issuing an interim order. A hearing on the petition is scheduled for May 2025.

Lease Agreements

As of the reporting date, ICL Rotem has one lease agreement in effect until 2041, as well as two additional lease agreements, one for the Zin plant which expired in 2024, for which the Company is working on a renewal with the Israel Land Authority - Southern Region, and additional one for the Oron plant, which expired in 2017. Regarding the Oron plant, the Company has an agreement in principle with the Israel Land Authority - Southern Region regarding the expected issuance of a lease agreement until the end of 2025. Following the receipt of the new concession, the Company expects renewed lease agreements to be issued for a period that coincides with the new concession.

 ICL Group Limited Consolidated Financial Statements 67

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(2)	ICL Rotem (cont'd)

Mining Royalties

According to the terms of the concession, ICL Rotem is required to pay royalties to the State of Israel for mining Phosphate.

In accordance with the Mines Ordinance (Third Addendum A), the royalty rate for production of phosphates is 5% of the value of the quarried material. In 2021, the Ministry of Energy issued an amendment to the Third Addendum A, which anchors and clarifies the basis for calculating royalty components.

Zoning

The mining and quarrying activities require a zoning approval of the site based on a plan in accordance with Israel’s Planning and Building Law, 1965. Such plans are updated, as needed. As of the reporting date, there are several requests at various stages of deliberation pending for consideration by planning authorities.

Zin-Oron area - In 2016, the Southern District Committee for Planning and Construction approved a detailed site plan for mining phosphates in the Zin‑Oron area (hereinafter – the Plan). The Plan, which covers an area of about 350 square kilometers, will permit the continued mining of phosphate located in the Zin valley and in the Oron valley for a period of 25 years or until the exhaustion of the raw material – whichever occurs first, with the possibility of an extension (under the authority of the District Planning Board). In addition, as part of the Plan, the Company is in the final stages of approving a specific mining plan for the northern Oron area, which includes 0.3 square kilometers.

Rotem's phosphate rock reserves

The Company is promoting a plan to mine phosphates in the Barir field, located in the southern part of the South Zohar deposit in the Negev Desert. In 2015, the National Planning and Building Council (hereinafter – the National Council) approved a Policy Document regarding Mining and Quarrying of Industrial Minerals, which included a recommendation to permit phosphate mining in the South Zohar deposit and to advance a detailed National Outline Plan for the Barir field mining site. According to the recommendation of the National Council, the government’s Housing Cabinet approved the National Outline Plan (hereinafter - NOP 14B).

In 2018, the Minister of Health filed an appeal against the said approval, requiring compliance with the Ministry of Health’s recommendation to conduct a survey regarding the health impact at each site included in NOP 14B. As part of a discussion in the Housing Cabinet regarding the appeal, it was decided, with the consent of the Ministries of Health, Finance and Energy, to remove the appeal and to approve NOP 14B, which was subsequently formally published.

In addition, it was decided to establish a team with representatives from the Treasury, Health, Transportation, Environmental Protection and Energy ministries (hereinafter – The Inter-ministerial Team), which will present a report to the Housing Cabinet that includes health aspects for NOP 14B.

 ICL Group Limited Consolidated Financial Statements 68

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(2)	ICL Rotem (cont'd)

In 2018 and 2019, petitions were submitted to Israel’s Supreme Court by the municipality of Arad and by residents of the Bedouin community in the "Arad Valley" against the National Council, the Government of Israel and ICL Rotem, to revoke the approval of NOP 14B and to order the National Council to discuss the NOP directives, while giving proper weight to the health risk.

In 2020, the Inter-ministerial Team reached an outline agreement regarding the examination of the health aspects of NOP 14B, which, according to the State, constitutes an appropriate response for the review of potential health hazards on which the petitions focus.

In 2021, the Supreme Court of Justice decided to reject the petitions following a preliminary decision by the National Planning and Building Council to incorporate the main points of the outline agreement in the provisions of NOP 14B.

At the end of 2021, the Housing Cabinet re-approved the amended NOP 14B, following which the former Minister for Environmental Protection submitted a request for a government review of past decisions prior to promoting the Detailed NOP for the Barir feild. In accordance with the decision of the Ministry of the Interior, a deliberation of the matter should have been held by July 2022. As of the reporting date, the deliberation has not yet occurred.

The Company held numerous discussions and made multiple written inquiries to the relevant regulators in order to promote the deliberation regarding the advancement of the Detailed NOP for the Barir field.

On February 24, 2025, the Company approached the Government of Israel and the National Planning and Building Council with a pre-emptive request, prior to filing a petition, demanding to advance the Barir Detailed NOP with no delay. This request was submitted due to the Government's failure to advance the plan, as presented by the Government to the Supreme Court, despite the rejection of all petitions against the promotion of this NOP, which was supported by the Israeli government through its relevant ministries, by the Supreme Court.

According to the Company's assessment, the estimated useful life of Rotem's phosphate rock reserves, suited for its specialty products, in its existing mining areas is limited. The Company is making efforts to promote suitable alternatives for additional resources that will secure its future phosphate operations at ICL Rotem. As part of these efforts, the Company continues to advance several pilot development projects, some of which have been successful, to adapt the usage of different grade types of phosphate rock for the Company’s products as part of an effort to utilize and increase existing phosphate reserves. In addition, it is working to advance future mining of phosphate rock in other areas, subject to permits and approvals.

The Company estimates that it is more likely than not that it will be able to continue its phosphate operations at ICL Rotem by obtaining the required additional resources within a time frame that is not expected to materially impact the Company's results. Nevertheless, there is no certainty regarding the extent of future phosphate rock resources in other areas, or that the Company will succeed in obtaining the required approvals and permits for them, and, even if they are granted, the timing at which they will be received. Also, there is no certainty that the development of pilot projects will succeed in utilizing and increasing existing phosphate reserves or that they will be economically viable. Failure to obtain the additional resources, or a significant delay in obtaining them, may lead to discontinued production at Rotem, and, as a result, to a material impact on the Company's business, financial position and results of operations.

 ICL Group Limited Consolidated Financial Statements 69

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(2)	ICL Rotem (cont'd)

Other regulations

•
Emission Permit - In January 2024, a new emission permit was issued to ICL Rotem under the Israeli Clean Air Act (hereinafter - the Law) valid until January 2031. The Company is in active discussions with Israel’s Ministry of Environmental Protection (MoEP) to assure adherence to all conditions outlined in the permit, including those specified in an administrative order under Section 45 of the Law, and to achieve satisfactory resolutions to notable timeline execution challenges for a limited number of projects.

•
Phosphogypsum storage - In 2021, a new Urban Building Plan was approved (the 2021 plan), the main objectives of which are to regulate areas for phosphogypsum storage reservoirs. Due to the ambiguity of the guidelines regarding the calculation of building permit fees, the Company signed a settlement agreement with the Tamar Regional Council in August 2023 which had no material impact on the Company's financial results.

Regarding the phosphogypsum waste ponds, under the 2021 plan, Pond 5, which has been operational since 2018, is permitted for use until the end of its expected operational life (currently expected in 2026). The District Committee for Planning and Construction (the Committee) has approved the submission of a plan to reuse Pond 4 under certain conditions as a replacement for Pond 5 upon the end of its operational life. However, objections were filed by certain Israeli authorities and others. In January 2025, the Committee held a hearing requesting additional information, including from the Company, before proceeding with deliberations. The Company believes that it is more likely than not that a solution for future phosphogypsum waste treatment will be found.

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

ICL Iberia operates a potash production center in Suria which requires, among other things, an environmental mining license and an urban license. Up to 2020, ICL Iberia operated two potash production centers in Suria and Sallent, but as part of an efficiency plan, the Company consolidated its activities into one site by expanding the Suria production site and discontinuing potash production at the Sallent site.

 ICL Group Limited Consolidated Financial Statements 70

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(3)	ICL Iberia – a subsidiary in Spain (cont'd)

ICL Iberia holds an urban license for the Suria site, as well as an environmental mining license that complies with new environmental protection regulations in Spain (Autoritzacio Substantive). In 2021, an updated environmental mining license and an environmental impact assessment, as well as new urban permits were granted, which allows higher volume processing and expanded capacity of the salt mountain at Suria.

In 2022, an Urban Master Plan was modified to allow increased piling capacity of an additional ten million tonnes of salt which will enable piling of salt in future years until the evacuation solution by a new collector is applied. For further information, see Note 18(A)(3) above. The restoration plan for the Suria site, which includes a plan for dealing with the salt piles and dismantling facilities, is scheduled to continue until 2095.

In July 2024, the Urban development Plan was approved, allowing for the application of a work license. An Environmental Impact Assessment (EiA), which was published on December 2, 2024, for public comments, is still in progress. Final approval of the EiA is expected to be issued in the first half of 2025.

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

ICL Boulby has been actively engaged in negotiations with the private property owners and has recently secured the renewals of three existing lease agreements.

The renewal of eight of the remaining leases was referred to the High Court of Justice in London for a decision regarding the calculation mechanism. The Company estimates that the proceedings will be concluded by the end of 2025. These leases, along with two additional leases, which are still being negotiated, will continue to operate under the terms of the previous leases.

Historically, the renewal of leases has not been problematic. ICL Boulby believes that all land and mineral leases will be renewed, as required, and expects to have or obtain all government approvals and permits necessary for exploiting all targeted mineral resources.

In 2022, the North York Moor National Planning Authorities (hereinafter - NYMNPA) granted planning permission for Polyhalite and salt extraction until 2048. To comply, ICL Boulby was required to produce management plans for NYMNPA approval. As of the reporting date, all required plans are completed and approved.

With respect to the mining royalties, ICL Boulby pays royalties of 2.1%, which in 2024 amounted to $2.2 million.

 ICL Group Limited Consolidated Financial Statements 71

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(4)	United Kingdom (cont'd)

B.
UK subsidiary within the Growing Solutions segment (hereinafter – Everris Limited) owns peat mines in the UK (Creca, Nutberry and Douglas Water). Peat is used as a component in the production of professional growing media. Extraction permits for Creca were granted until the end of 2051, and the site is currently operative. However, mining activity in Nutberry and Douglas Water ceased in 2024, following the expiration of their permits. Restoration at these sites has commenced.

(5)	YPH - China

Mining Concessions

YPH, ICL's subsidiary in China, which is equally owned with Yunnan Yuntianhua Corporation Ltd. ("YYTH"), holds a phosphate mining license that was issued in 2015 by the Division of Land and Resources of the Yunnan district in China for the Haikou Mine (hereinafter – Haikou) which is valid until January 2043.

Grant of Mining Rights to Lindu

In 2016, a subsidiary of YYTH (hereinafter – YPC) issued a statement whereby in 2010 it entered into agreements with the local authority of Jinning County, Yunnan Province, and Jinning Lindu Mining Development and Construction Co. Ltd. (hereinafter - Lindu Company), according to which Lindu Company is permitted to mine up to two million tonnes of phosphate rock from a certain area measuring 0.414 square kilometers within the area of the Haikou mine and to sell such phosphate rock to any third party at its own discretion.

In accordance with a recent settlement reached between the parties, the dispute over the mining rights at the Haikou site has been resolved to the satisfaction of the parties. Pursuant to the settlement, YPH will be compensated by YPC within 3-5 years for the quantity extracted from the mine, up to two million tonnes of phosphate ore, while ensuring fairness and compliance with the contractual obligations.

Natural Resources Royalties

With respect to the mining rights, in accordance with China "Natural Resources Tax Law", YPH pays royalties of 8% on the selling price based on the market price of the rock prior to its processing. The total royalties paid in 2024 were about $4.3 million.

 ICL Group Limited Consolidated Financial Statements 72

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities

(1)	Ecology

A.
In June 2022, an unexpected flow of brine was discovered above ground at the outskirts of an alluvial fan area, which, according to initial assessment by the Company, appears to have resulted from a combination of seepage from the feeder canal of ICL Dead Sea’s pumping station P-9 (hereinafter P-9) and unique ground conditions, which, according to the Company's estimation, does not exceed the approved design specifications of P-9. The Company installed sealing sheets over an approximately 2km long section of the 15km feeder canal in the area of the fan, according to the instruction of Israel's Nature and Parks Authority.

Following the event, a hearing process was held during which the District Manager of the Ministry of Environmental Protection (MOE) recommended to open an investigation by the Green Police. To the best of the Company’s knowledge, the Green Police initiated an investigation, the results of which cannot be estimated. As of the reporting date, the Company reached an understanding with the MOE regarding the implementation of remaining corrective requirements.

B.
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

As part of the petitions, the petitioners requested that the Supreme Court rule that the opinion is incorrect and, therefore, the Company should be obliged to pay water fees for water extracted from wells in the concession area in addition to the payment of royalties beginning from the date of the amendment to the Water Law enacted in 2018. Accordingly, the petitioners requested that the Supreme Court order the Water Authority to collect water fees from the Company for the period between 2018-2020, which according to one of the petitioners, allegedly amounts to $24 million. In October 2022, a decision was made to hold a consolidated hearing regarding both petitions. In May 2023, the Supreme Court imposed a conditional order, instructing the State to justify why ICL should not be required to pay water fees for water produced within the concession area. On July 15, 2024, after the State's response was submitted, a hearing was held in which the court requested clarification on certain issues. In November 2024, all parties submitted their response to the Court’s request. The Company rejects the claims made in the petitions and believes it is more likely than not that its position will be accepted.

 ICL Group Limited Consolidated Financial Statements 73

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(1)   Ecology (cont'd)

C.
In 2021, a decision was rendered by the Israel Water Authority, despite the Company's objection, that the Company's status should be changed to a "Consumer-Producer", as defined in the Water Law, commencing with the Water Authority's production license, issued to the Company for 2021. In December 2023, after the Company’s appeal was rejected by the Water Court, the Company appealed against this decision to the Supreme Court. Following the Israel Water Authority's response to the appeal, a hearing was set for March 2025. The Company has made sufficient provision in its financial statements.

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

D.
In 2020, an application for a class action was filed in the Beer Sheva District Court in Israel against the Company, the Company's subsidiary, ICL Rotem, and certain of the Company's present and past officeholders, by a number of local residents in the Arava region in the south of Israel (hereinafter – the Applicants). The Applicants claim that discharge, leakage and seepage of wastewater from ICL's Zin site allegedly caused various environmental hazards to the Zin stream, which resulted in damage to various groups in Israel’s population, including: the Israeli public as the Zin stream property owners; those who avoided visiting Zin stream due to the environmental hazards; visitors of Zin stream who were exposed to the aforementioned hazards and the residents of the area near Zin stream who were affected by the hazards. Accordingly, the Applicants request several remedies, including restitution and compensation for the damage that they claim was caused to the various groups in a minimum amount of NIS 3 billion (approximately $933 million), the majority of which relates to compensation for claimed consequential damages.

In November 2022, the parties signed a procedural arrangement to resort to a mediation process in an attempt to settle the dispute outside of court. The Nature and Parks Authority (hereafter - NPA), which was not a party to the original application, also signed the agreement, and by virtue of it, it joined the mediation process. As a result, all proceedings before the court, including requests for temporary relief, were suspended. As part of the procedural arrangement, the transfer of approximately 3 million NIS from the Company to NPA was made for funding NPA’s rescue operations of palm trees at Neot Zin and Akrabim.

The Company rejects all the said allegations. Considering the preliminary stage of the proceeding and the lack of precedents for such cases in Israel, including the related insurance aspects, and in light of the transition to a mediation procedure, it is difficult to estimate its outcome. No provision has been recorded in the Company's financial statements.

 ICL Group Limited Consolidated Financial Statements 74

Notes to the Consolidated Financial Statements as of December 31, 2024

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

F.
In 2018, an application for certification of a claim as a class action was filed with the Be’er Sheva District Court by two groups: the first class constituting the entire public of the State of Israel and the second-class constituting visitors to the Bokek stream and the Dead Sea (hereinafter – the Applicants), against the Company’s subsidiaries, ICL Rotem and Periclase Dead Sea Ltd. (hereinafter – the Respondents).

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

In April 2022, the Be'er Sheva District Court dismissed in limine the application due to the statute of limitations and property rights. In October 2023, Israel's Supreme Court rendered its ruling in the appeal, dismissing the plaintiffs claim regarding property rights, and therefore dismissing the application for certification of the entire public of the State of Israel, yet accepted the appeal with regards to the statute of limitations claim, and ruled that application for certification is approved regarding a limited class constituting visitors to the Bokek stream. In accordance therewith, the application for certification limited so such group will be reviewed by the District Court.

 ICL Group Limited Consolidated Financial Statements 75

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(1)   Ecology (cont'd)

F.	(Cont'd)

With the renewal of the proceedings in the District Court, the plaintiffs filled a request for interim relief regarding the restoration of the Bokek stream to which the Court ordered the State to respond. In September 2024, the State filed its response to the motions for temporary relief measures. According to the response, a distinction must be made between the question of responsibility and the question of how the remedies for formulating the rehabilitation solutions are being carried out, with the latter not being under the Court’s jurisdiction but rather in the hands of the State’s certified parties. Regarding the question of responsibility, the State supports the plaintiff’s position.

In addition, in September 2024, the parties reached a deliberative arrangement by which the parties will pursue an agreed mechanism for the improvement of the water flow in the reserve. In addition, it was determined that evidence hearings will be held from May to July 2025.

Since the judgement of the Supreme Court mainly addressed preliminary questions, without discussion of the Respondent's responsibility and the amount of the damage, and even explicitly stated that certain questions remained open in the judgment of the District Court and were not decided by the Supreme Court, it is difficult to estimate the proceeding’s outcome. No provision has been recorded in the Company's financial statements.

G.
In 2015, a request was filed for certification of a claim as a class action, in the Tel Aviv-Jaffa District Court, against eleven defendants, including a subsidiary, Fertilizers and Chemical Ltd., in respect of claims relating to air pollution in Haifa Bay and for the harm allegedly caused by it to residents of the Haifa Bay area. The amount of the claim is about NIS 13.4 billion (about $4.2 billion). Evidence hearings were held during the first half of 2024. In the Company’s estimation, based on the factual material provided to it and the relevant court decision, it is more likely than not that the plaintiffs’ contentions will be rejected.

 ICL Group Limited Consolidated Financial Statements 76

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(2)	Increase in the level of the evaporation pond in Sodom (hereinafter – Pond 5)

Minerals from the Dead Sea are extracted through solar evaporation, whereby salt precipitates onto the bed of Pond 5, located at one of DSW's sites. The precipitated salt creates a layer on the Pond 5 bed of approximately 15 million cubic meters per year. The production process of the raw material requires the brine volume in Pond 5 to be preserved. Failure to maintain a constant volume of brine in Pond 5 could result in a reduction of production capacity.

In addition, a rise in the water level of Pond 5 above a certain point may cause structural damage to the foundations of hotel buildings situated close to the water’s edge, to the settlement of Neve Zohar, and to other infrastructure that is located along the western shoreline of Pond 5. The preservation of the water level in Pond 5 at a maximum height (15.1 meters), which was reached at the end of 2021, was achieved through a joint project of the Dead Sea Preservation Government Company Ltd. and DSW (which financed 39.5% of the project's cost) by constructing coastline defenses. The project included raising the dyke along the western beachfront of Pond 5 across from the hotels together with a system to lower subterranean water. Construction work with respect to the hotels' coastline has been completed, and elevation work in the intermediate area between two hotel complexes has been conducted by the Dead Sea Preservation Government Company Ltd. and is nearing completion.

Commencing in 2022, the brine volume in Pond 5 has been preserved through the salt harvesting project ("the Permanent Solution"), the plan for which was approved by the National Infrastructures Committee and the Israeli Government and includes the construction of the P‑9 pumping station. As of the reporting date, the water level of Pond 5 has not exceeded its maximum height.

The Permanent Solution to raise the water level in Pond 5 was established in an agreement with the Government of Israel in 2012, aiming to provide a solution at least until the end of the current concession period in 2030. The purpose of the agreement is to stabilize the pond level at a fixed level by harvesting salt from the pond and transferring it to the Northern Basin of the Dead Sea. According to the agreement, the planning and execution of the Permanent Solution will be performed through the Salt Harvesting Project by DSW. In addition, the agreement stipulates that from January 1, 2017, the water level in the pond will not rise above 15.1 meters. Nevertheless, in the event of a material deviation from the project's timetables resulting from exceptional planning requirements or judicial decisions, without the Company having violated its obligations, the Company will be permitted to request raising the water level.

The Company and the State of Israel bear 80% and 20%, respectively, of the cost of the Permanent Solution. However, the State's share will not exceed NIS 1.4 billion.

 ICL Group Limited Consolidated Financial Statements 77

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(3)  In March 2021, an application for a class action was filed with the Tel Aviv-Jaffa District Court against the Company, Israel Corporation Ltd. and the controlling shareholder of Israel Corporation (hereinafter – the Respondents). The application includes a series of allegations concerning, among others, alleged misleading and violation of the Company’s reporting and disclosure obligations to the public under the Israeli Securities Law, 5728-1968, relating to the implications of the royalties' claim filed in 2011 by the State of Israel against the Company’s subsidiary, Dead Sea Works Ltd., pursuant to the Dead Sea Concession Law, 5721-1961, which was conducted and concluded through an arbitration proceeding. The applicant is a shareholder of the Company asking to act on behalf of a represented class including all those who acquired Company shares or Israel Corp. shares and held them between August 17, 2011, and May 27, 2014. According to the application, this group allegedly incurred damages by the Respondents, and accordingly, the Court is requested to rule in favor of the group’s members who are shareholders of the Company, and award damages in the amount of about NIS 133 million (about $40 million) and in favor of group members who are shareholders of Israel Corp. an additional amount of NIS 57 million (about $17 million), as of May 27, 2014.

In October 2024, the Tel Aviv District Court rejected this motion, including the applicant’s claim of misleading Company reports, ruling that no damage had been caused, and that the motion’s claims exceeded their statutes of limitations. The Court also ordered the plaintiff to cover part of the Respondents’ expenses, on the grounds that after investigation, the motion was found to be baseless and had multiple difficulties.

(4)  In connection with the Harmonization Project (to create one global ERP system) which was discontinued in 2016 by a decision of the Company's Board of Directors, in December 2018, the Company filed a lawsuit in the Tel Aviv District Court against IBM Israel, the leading project provider (hereinafter – IBM), in the amount of $300 million (about a billion NIS) for compensation of damages incurred to the Company due to IBM’s failure to meet its undertakings within the Project, which led to the failure of the Project.

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

In January 2021, IBM filed a request for dismissal including the deletion of the remedies claimed by the Company arising from the termination of the agreement between the parties, which was rejected by the Court in March 2022.

In August 2021, the Company filed a request to delete IBM's statements of claim, on the grounds that IBM acted in order to delay, burden and disrupt a professional expert's work, and thus to impair the documents discovery process. In March 2022, the Court rejected the request.

 ICL Group Limited Consolidated Financial Statements 78

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(4)  (cont'd)

In September 2024, a concluding pre-trial hearing was held in which it was decided, among other things, to appoint an expert on behalf of the court. In February 2025, the Court notified that it was considering appointing an expert on its behalf and determined that the parties should submit a joint statement by March 2025, which will include the expert's response to the agreed list of questions.

On March 6, 2025, the parties have notified the Court that they agreed to enter into a mediation process in an attempt to resolve the disputes between them.

Considering the complexity of the claims and in light of the transition to a mediation procedure, it is difficult to estimate the outcome. Nevertheless, the Company believes it is more likely than not that IBM's claims in its counterclaim will be rejected.

(5)   In December 2018, an application for certification of a class action was filed with the Tel Aviv District Court against the Company, Israel Corporation, and office holders, including directors who held office during the said dates which are stated in the application, with respect to the manner in which the IT (the Harmonization) project was managed and terminated. According to the allegations made in the application, the Company failed to properly report negative developments which occurred on certain dates during the said IT project, and such failure caused the Company immense financial damages.

In February 2024, following a mediation process, the parties signed an agreement for a non-material amount which was covered in full by insurance. The settlement agreement was approved by the District Court and in July it was granted the force of a judgement.

(6)   In July 2018, an application for certification of a class action was filed with the Central District Court against the Company alleging that the Company exploited the Defendants' monopolistic position to charge consumers in Israel excessive and unfair prices for products classified as "solid phosphate fertilizer" between 2011 and 2018, contrary to the provisions of the Restrictive Trade Practices Law, and unjust profits at the expense of the plaintiff and the represented group.

The represented group includes all the consumers who purchased, directly or indirectly, solid phosphate fertilizer products manufactured by the Defendants, or farming produce fertilized with solid phosphate fertilizer or food products that include such farming produce as stated above, in the years 2011-2018 (hereinafter – the Represented Group).

According to the statement of claim, the plaintiff requests, among other things, that the Court rules in his favor and in favor of the Represented Group, awarding them compensation for the damages allegedly caused to them, in the total amount of about $17 million. In January 2024, the parties signed a settlement agreement involving negligible amounts and in February 2024 submitted it to the District Court for approval. In May 2024, the District Court approved the settlement and granted it the force of a judgment.

(7)   In addition to the contingent liabilities, as stated above, as of the reporting date the contingent liabilities regarding the matters of environmental protection and legal claims which are pending against the Group are in immaterial amounts. It is noted that part of the above claims is covered by insurance. According to the Company’s estimation, the provisions recognized in its financial statements are sufficient.

 ICL Group Limited Consolidated Financial Statements 79

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 19 – Equity

A.	Composition:

As of December 31, 2024		As of December 31, 2023
Authorized	Issued and paid	Authorized	Issued and paid

Number of ordinary shares of Israeli Shekel 1 par value (in millions)	1,485	1,315	1,485	1,314

Number of Special State shares of Israeli Shekel 1 par value	1	1	1	1

(*) For information regarding the amount of treasury shares, see Note 19.G.

The reconciliation of the number of shares outstanding at the beginning and end of the year is as follows:

Number of Outstanding Shares (in millions)

As of January 1, 2023	1,314
Issuance of shares	-
As of December 31, 2023	1,314
Issuance of shares	1
As of December 31, 2024	1,315

B.	Rights conferred by the shares

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

Notes to the Consolidated Financial Statements as of December 31, 2024

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

Notes to the Consolidated Financial Statements as of December 31, 2024

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

				Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	June 30, 2023
September 5, 2016	Former chairman of BOD	186
February 14, 2017	Former CEO	114				February 14, 2024
June 20, 2017	Officers and senior employees	6,868				June 20, 2024
August 2, 2017	Former chairman of BOD	165
March 6, 2018	Officers and senior employees	5,554				March 6, 2025
May 14, 2018	CEO	385				May 14, 2025
August 20, 2018	Former chairman of BOD	403				August 20, 2025
April 15, 2019	Officers and senior manager	13,242			2 equal tranches: (1) half at the end of 24 months after the grant date. (2) half at the end of 36 months after the grant date.	5 years after the grant date
June 27, 2019	CEO	3,512
May 29, 2019 *	Chairman of BOD	2,169
June 30, 2021	Senior employees	647
February 8, 2022	Senior employees	9,294			3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date
March 30, 2022	CEO	1,941
March 30, 2022	Chairman of BOD	1,055
February 14, 2023	Senior managers	461
April 4, 2024	Officers and senior managers	12,333

*	The options were issued upon Mr. Doppelt's entry into office on July 1, 2019.

 ICL Group Limited Consolidated Financial Statements 82

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 19 – Equity (cont'd)

C.	Share-based payments (cont'd)

1.	Non-marketable options (cont'd)

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

The fair value of the options granted in 2014, as part of the amended 2014 Equity Compensation Plan, was estimated using the binomial model for pricing options. The fair value of all other options was estimated using the Black & Scholes model for pricing options. The parameters used in applying the models are as follows:

2014 Plan
Granted 2016	Granted 2017	Granted 2018	Granted 2019	Granted 2021	Granted 2022	Granted 2023	Granted 2024

Share price (in $)	3.9	4.5	4.4	5.4	6.8	10.0	7.7	5.1
CPI-linked exercise price (in $)	4.3	4.3	4.3	5.3	7.1	10.1	7.6	5.1
Expected volatility:
First tranche	30.51%	31.88%	28.86%	27.85%	31.70%	31.80%	35.84%	32.20%
Second tranche	30.51%	31.88%	28.86%	27.85%	31.70%	30.88%	34.15%	32.26%
Third tranche	30.51%	31.88%	28.86%	-	-	30.52%	33.77%	32.62%
Expected life of options (in years):
First tranche	7.0	7.0	7.0	4.4	4.4	3.2	3.1	3.1
Second tranche	7.0	7.0	7.0	4.4	4.4	3.8	3.7	3.7
Third tranche	7.0	7.0	7.0	-	-	4.0	3.9	3.9
Risk-free interest rate:
First tranche	0.01%	0.37%	0.03%	(0.67)%	0.43%	(1.46)%	1.49%	2.09%
Second tranche	0.01%	0.37%	0.03%	(0.67)%	0.43%	(1.29)%	1.43%	2.17%
Third tranche	0.01%	0.37%	0.03%	-	-	(1.21)%	1.43%	2.17%
Fair value (in $ millions)	4.0	11.3	8.8	7.5	0.6	24.9	0.9	15.4
Weighted average grant date fair value per option (in $)	1.1	1.6	1.4	1.2	1.3	2.0	2.0	1.3

 ICL Group Limited Consolidated Financial Statements 83

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 19 – Equity (cont'd)

C.	Share-based payments (cont'd)

1.	Non-marketable options (cont'd)

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

The cost of the benefit embedded in the options and shares from the amended 2014 Equity Compensation Plan is recognized in the statement of income over the vesting period of each portion. Accordingly, in 2024, 2023, and 2022, the Company recorded expenses of $10 million, $7 million and $12 million, respectively.

The movement in the options are as follows:

Number of options (in millions)

Balance as of January 1, 2023	15
Movement in 2023:
Exercised during the year	(1)
Total options outstanding as of December 31, 2023	14
Movement in 2024:
Granted during the year	12
Exercised during the year	(3)
Total options outstanding as of December 31, 2024	23

Subsequent to the date of the report

At the general meeting of shareholders, held on March 6, 2025, the shareholders approved a new three-year equity grant for the years 2025-2027 in the form of about 4.3 million non-marketable and non-transferable options for no consideration, under the Company’s 2024 Equity Plan, to ICL's newly appointed CEO and the Chairman of the Board. The vesting period of the options will be in three tranches, upon the lapse of 12 months, 24 months and 36 months from the grant date (March 6, 2025, for the Chairman of the Board and March 13, 2025, for the newly appointed CEO). The expiration date will be in March 2030. The aggregate fair value at the grant dates is about $7 million.

 ICL Group Limited Consolidated Financial Statements 84

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 19 – Equity (cont'd)

C.	Share-based payments (cont'd)

1.	Non-marketable options (cont'd)

The exercise prices for options outstanding at the beginning and end of each period are as follows (in US dollar):

December 31, 2024	December 31, 2023	December 31, 2022

Granted in 2016	-	-	3.41
Granted in 2017	-	2.79	3.14
Granted in 2018	2.77	2.70	3.06
Granted in 2019	-	4.27	4.57
Granted in 2021	5.60	5.64	6.00
Granted in 2022	8.60	8.56	8.91
Granted in 2023	7.23	7.23	-
Granted in 2024	5.17	-	-

The number of outstanding vested options at the end of each period and the weighted average of the exercise price for these options are as follows (*):

December 31, 2024	December 31, 2023	December 31, 2022

Number of options exercisable (in Millions)	8	7	5
Weighted average exercise price in Israeli Shekel	30.36	22.57	15.67
Weighted average exercise price in US Dollar	8.33	6.22	4.45

(*) The share price as of December 31, 2024, is NIS 18.00 and $4.94.

The range of exercise prices for the options outstanding vested at the end of each period is as follows:

December 31, 2024	December 31, 2023	December 31, 2022

Range of exercise price in Israeli Shekel	10.12-31.38	9.46-34.30	10.77-30.06
Range of exercise price in US Dollar	2.77-8.60	2.70-9.81	3.06-8.54

The average remaining contractual life for the outstanding vested options at the end of each period is as follows:

December 31, 2024	December 31, 2023	December 31, 2022

Average remaining contractual life	3.24	2.59	3.42

 ICL Group Limited Consolidated Financial Statements 85

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 19 – Equity (cont’d)

D.	Dividends distributed to the Company's Shareholders

Date of dividend distribution by the Board of Directors	Actual date of dividend distribution	Gross dividend distributed ($ millions)	Dividend per share (in $)

February 8, 2022	March 8, 2022	169	0.13
May 10, 2022	June 15, 2022	307	0.24
July 26, 2022	September 14, 2022	376	0.29
November 8, 2022	December 14, 2022	314	0.24
Total 2022		1,166	0.90
February 14, 2023	March 15, 2023	178	0.14
May 9, 2023	June 14, 2023	146	0.11
August 8, 2023	September 13, 2023	82	0.06
November 7, 2023	December 20, 2023	68	0.05
Total 2023		474	0.36
February 26, 2024	March 26, 2024	61	0.05
May 8, 2024	June 20, 2024	59	0.05
August 12, 2024	September 18, 2024	63	0.05
November 10, 2024	December 18, 2024	68	0.05
Total 2024		251	0.20
February 25, 2025*	March 25, 2025	52	0.04

(*) The record date is March 12, 2025, and the payment date is March 25, 2025.

E.	Cumulative translation adjustment

The translation reserve includes all translation differences arising from translation of foreign operations’ financial statements.

F.	Capital reserves

The capital reserves include expenses for share‑based compensation to employees against a corresponding increase in equity (See item C above) and change in investment at fair value through other comprehensive income.

G.	Treasury shares

In 2008 and 2009, 22.4 million shares were acquired by the Group under a purchase plan, for a total consideration of approximately $258 million. The total shares held by the Group is about 24.5 million.

 ICL Group Limited Consolidated Financial Statements 86

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 20 - Details of Income Statement Items

For the year ended December 31
2024	2023	2022
$ millions	$ millions	$ millions

Sales	6,841	7,536	10,015
Cost of sales
Materials consumed	2,341	2,547	3,152
Cost of labor	906	875	937
Energy and fuel	356	402	433
Depreciation and amortization	506	450	409
Other	476	591	52
	4,585	4,865	4,983

For the year ended December 31
2024	2023	2022
$ millions	$ millions	$ millions

Selling, transport and marketing expenses
Land and Marine transportation	722	714	792
Cost of labor	185	176	188
Other	207	203	201
	1,114	1,093	1,181
General and administrative expenses
Cost of labor	155	147	168
Professional Services	44	43	44
Other	60	70	79
	259	260	291
Research and development expenses
Cost of labor	52	56	55
Other	17	15	13
	69	71	68

 ICL Group Limited Consolidated Financial Statements 87

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 20 - Details of Income Statement Items (cont’d)

For the year ended December 31
2024	2023	2022
$ millions	$ millions	$ millions

Other income
Contingent consideration	3	8	-
Rental Income	3	3	3
Insurance and energy tax refunds	3	2	15
Capital gain and profit from divestment	2	1	31
Employees benefits	2	-	-
Other	8	8	5
Other income recorded in the income statements	21	22	54
Other expenses
Provision for site closure, restoration costs and efficiency plan	24	45	6
Doubtful debts	14	2	1
Financial instrument at fair value	9	65	-
Provision for legal claims	4	1	17
Other	9	15	6
Other expenses recorded in the income statements	60	128	30

 ICL Group Limited Consolidated Financial Statements 88

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 20 - Details of Income Statement Items (cont’d)

For the year ended December 31
2024	2023	2022
$ millions	$ millions	$ millions

Financing income and expenses
Financing income:
Net gain from changes in exchange rates	-	37	139
Financing income in relation to employee benefits	1	7	44
Interest income from banks and others	40	47	31
Net gain from change in fair value of derivative designated as economic hedge	-	-	-
Net gain from change in fair value of derivative designated as cash flow hedge	-	-	-
	41	91	214
Financing expenses:
Net loss from change in fair value of derivative designated as economic hedge	3	54	98
Net loss from change in fair value of derivative designated as cash flow hedge	10	25	77
Interest expenses to banks and others	153	167	148
Financing expenses in relation to employees' benefits	13	13	7
Banks and finance institutions commissions (mainly commission on early repayment of loans)	5	7	7
Net loss from changes in exchange rates	4	-	-
Financing expenses	188	266	337
Net of borrowing costs capitalized	7	7	10
	181	259	327

Net financing expenses recorded in the income statements	140	168	113

 ICL Group Limited Consolidated Financial Statements 89

Notes to the Consolidated Financial Statements as of December 31, 2024

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

 ICL Group Limited Consolidated Financial Statements 90

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 21 - Financial Instruments and Risk Management (cont'd)

B. Groups and measurement bases of financial assets and financial liabilities

As of December 31, 2024
Financial assets		Financial liabilities
Measured at fair value through the statement of income	Measured at amortized cost	Measured at fair value through the statement of income	Measured at amortized cost
$ millions

Current assets
Cash and cash equivalents	-	327	-	-
Short-term investments and deposits	-	115	-	-
Trade receivables	-	1,260	-	-
Other receivables	-	33	-	-
Foreign currency derivative designated as economic hedge	12	-	-	-
Foreign currency and interest derivative instruments designated as cash flow hedge	4	-	-	-
Non-current assets
Foreign currency and interest derivative instruments designated as cash flow hedge	3	-	-	-
Other non-current assets	-	20	-	-
Total financial assets	19	1,755	-	-
Current liabilities
Short term debt	-	-	-	(384)
Trade payables	-	-	-	(1,002)
Other current liabilities	-	-	-	(156)
Foreign currency derivative designated as economic hedge	-	-	(11)	-
Foreign currency and interest derivative instruments designated as cash flow hedge	-	-	(3)	-
Non-current liabilities
Long term debt and debentures	-	-	-	(1,909)
Foreign currency and interest derivative instruments designated as cash flow hedge	-	-	(4)	-
Other non- current liabilities	-	-	-	(41)
Total financial liabilities	-	-	(18)	(3,492)
Total financial instruments, net	19	1,755	(18)	(3,492)

 ICL Group Limited Consolidated Financial Statements 91

Notes to the Consolidated Financial Statements as of December 31, 2024

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

Notes to the Consolidated Financial Statements as of December 31, 2024

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

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 21 - Financial Instruments and Risk Management (cont'd)

C. Credit risk (cont'd)

(2) Maximum Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

As of December 31
Carrying amount ($ millions)
2024	2023

Cash and cash equivalents	327	420
Short term investments and deposits	115	172
Trade receivables	1,260	1,376
Other receivables	33	94
Derivatives	19	54
Other non-current assets	20	22
	1,774	2,138

The maximum exposure to credit risk for trade receivables, at the reporting date by geographic region was:

As of December 31
Carrying amount ($ millions)
2024	2023

South America	390	409
Europe	310	352
Asia	278	313
North America	187	196
Israel	75	80
Other	20	26
	1,260	1,376

(3) Aging of debts and impairment losses

The aging of trade receivables at the reporting date was:

As of December 31
2024		2023
Gross	Impairment	Gross	Impairment
$ millions	$ millions	$ millions	$ millions

Not past due	1,150	1	1,258	(3)
Past due up to 3 months	79	(1)	102	(1)
Past due 3 to 12 months	35	(5)	27	(7)
Past due over 12 months	22	(21)	2	(2)
	1,286	(26)	1,389	(13)

 ICL Group Limited Consolidated Financial Statements 94

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 21 - Financial Instruments and Risk Management (cont'd)

C. Credit risk (cont'd)

(3) Aging of debts and impairment losses (cont'd)

The movement in the allowance for doubtful accounts during the year was as follows:

2024	2023
$ millions	$ millions

Balance as of January 1	13	8
Additional allowance	16	5
Changes due to translation differences	(3)	-
Balance as of December 31	26	13

D. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to timely meet its liabilities, under both normal and stressed conditions, without incurring unwanted losses.

The Company manages the liquidity risk by holding cash balances, short-term deposits and secured bank credit facilities.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

As of December 31, 2024
Carrying amount	12 months or less	1-2 years	3-5 years	More than 5 years
$ millions

Non-derivative financial liabilities
Short term debt (not including current maturities)	276	282	-	-	-
Trade payables	1,002	1,002	-	-	-
Other current liabilities	156	156	-	-	-
Long-term debt, debentures and others	2,058	185	546	792	1,276
	3,492	1,625	546	792	1,276
Financial liabilities – derivative instruments
Foreign currency and interest derivative designated as economic hedge	11	11	-	-	-
Foreign currency and interest derivative designated as cash flow hedge	7	3	4	-	-
	18	14	4	-	-

 ICL Group Limited Consolidated Financial Statements 95

Notes to the Consolidated Financial Statements as of December 31, 2024

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

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 21 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

1. Interest risk (cont'd)

(a) Interest Rate Profile

Set forth below are details regarding the type of interest on the Company’s non-derivative interest‑bearing financial instruments:

As of December 31
2024	2023
$ millions	$ millions

Fixed rate instruments
Financial assets	387	387
Financial liabilities	(1,508)	(2,017)
	(1,121)	(1,630)
Variable rate instruments
Financial assets	49	49
Financial liabilities	(791)	(682)
	(742)	(633)

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

(c) Sensitivity analysis for variable rate instruments

The below analysis assumes that all other variables (except for the interest rate), in particular foreign currency rates, remain constant.

As of December 31, 2024
Impact on profit (loss)
Decrease of 1% in interest	Decrease of 0.5% in interest	Increase of 0.5% in interest	Increase of 1% in interest
$ millions

SWAP instruments
Changes in Israeli Shekel interest	14.8	7.0	(6.8)	(13.3)

 ICL Group Limited Consolidated Financial Statements 97

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 21- Financial Instruments and Risk Management (cont'd)

E. Market risk (cont’d)

1. Interest risk (cont’d)

(d) Terms of derivative financial instruments used to hedge interest risk

As of December 31, 2024
Carrying amount (fair value)	Stated amount	Maturity date	Interest rate range
$ millions	$ millions	Years	%

Israeli Shekel
SWAP contracts from fixed ILS interest to fixed USD interest	(3)	206	2025-2034	2.4%

As of December 31, 2023
Carrying amount (fair value)	Stated amount	Maturity date	Interest rate range
$ millions	$ millions	Years	%

Israeli Shekel
SWAP contracts from fixed ILS interest to fixed USD interest	(5)	344	2024-2034	2.4-4.74%

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

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 21- Financial Instruments and Risk Management (cont'd)

E. Market risk (cont’d)

2. Currency risk (cont'd)

(a) Sensitivity analysis

A 10% increase at the rate of the US dollar against the following currencies would have increased (decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

As of December 31,
Impact on profit (loss)
2024	2023
$ millions	$ millions

Non-derivative financial instruments
US Dollar/Euro	(54)	(82)
US Dollar/Israeli Shekel	73	70
US Dollar/British Pound	(1)	2
US Dollar/Brazilian Real	-	31
US Dollar/Chinese Yuan	-	21

A 10% decrease of the US dollar against the above currencies as of December 31, 2024, would have the same effect but in the opposite direction.

Presented hereunder is a sensitivity analysis of the Company’s foreign currency derivative instruments. Any change in the exchange rates of the principal currencies shown below would have increased (decreased) profit and loss and equity by the amounts shown below. This analysis assumes that all other variables remain constant.

As of December 31, 2024
Increase 10%	Increase 5%	Decrease 5%	Decrease 10%
$ millions

US Dollar/Brazilian Real
Forward transactions	1	1	(1)	(2)

US Dollar/Israeli Shekel
Forward transactions	(66)	(34)	40	83
Forward transactions hedge accounting	(31)	(17)	15	33
SWAP	(17)	(9)	10	21

US Dollar/British Pound
Options	(3)	(2)	2	4

Euro/ US Dollar
Forward transactions	18	9	(8)	(15)
Options	4	2	(2)	(3)

 ICL Group Limited Consolidated Financial Statements 99

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 21 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2.  Currency risk (cont'd)

(b) Terms of derivative financial instruments used to reduce foreign currency risk

As of December 31, 2024
Carrying amount	Stated amount	Average
$ millions		exchange rate

Forward contracts
US Dollar/Israeli Shekel	(1)	808	3.7
Euro/US Dollar	2	177	1.1
US Dollar/Brazilian Real	-	18	6.0
British Pound/Euro	-	115	1.2
British Pound/US Dollar	-	8	1.2
Euro/Chinese Yuan Renminbi	-	14	7.7
Other	-	12	-
Forward contracts hedge accounting
US Dollar/Israeli Shekel	2	320	3.7
Currency and interest SWAPs
US Dollar/Israeli Shekel	(3)	206	3.7
Put options
US Dollar/Israeli Shekel	-	-	3.7
Euro/US Dollar	1	40	1.1
US Dollar/Japanese Yen	-	5	152.0
British Pound/US Dollar	-	12	1.2
Call options
US Dollar/Israeli Shekel	-	-	3.7
Euro/US Dollar	-	40	1.1
US Dollar/Japanese Yen	-	5	152.0
British Pound/US Dollar	-	12	1.2

 ICL Group Limited Consolidated Financial Statements 100

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 21 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk (cont'd)

(b) Terms of derivative financial instruments used to reduce foreign currency risk (cont’d)

As of December 31, 2023
Carrying amount	Stated amount	Average exchange rate
$ millions

Forward contracts
US Dollar/Israeli Shekel	35	735	3.7
Euro/US Dollar	5	12	1.1
US Dollar/Brazilian Real	-	14	5.0
British Pound/US Dollar	-	8	1.2
Euro/Chinese Yuan Renminbi	(1)	82	7.7
Other	-	54	293.9
Forward contracts hedge accounting
US Dollar/Israeli Shekel	6	345	3.7
Currency and interest SWAPs
US Dollar/Israeli Shekel	(5)	344	3.7
Put options
US Dollar/Israeli Shekel	-	-	3.7
Euro/US Dollar	-	45	1.1
US Dollar/Japanese Yen	-	5	140.7
British Pound/US Dollar	-	12	1.2
Call options
US Dollar/Israeli Shekel	-	-	3.7
Euro/US Dollar	-	45	1.1
US Dollar/Japanese Yen	-	5	140.7
British Pound/US Dollar	-	12	1.2

 ICL Group Limited Consolidated Financial Statements 101

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 21 - Financial Instruments and Risk Management (cont'd)

E. Market risk (cont'd)

2. Currency risk (cont'd)

(c) Linkage terms of monetary balances – in millions of dollars

As of December 31, 2024
US Dollar	Euro	British Pound	Israeli Shekel	Brazilian Real	Chinese Yuan Renminbi	Other	Total

Non-derivative instruments:
Cash and cash equivalents	55	20	9	2	69	151	21	327
Short term investments and deposits	108	1	-	-	-	6	-	115
Trade receivables	545	224	39	37	297	81	37	1,260
Other receivables	-	18	2	4	5	-	4	33
Other non-current assets	9	5	-	1	5	-	-	20
Total financial assets	717	268	50	44	376	238	62	1,755
Short-term debt	163	148	12	50	6	3	2	384
Trade payables	196	201	24	408	103	61	9	1,002
Other current liabilities	43	52	6	32	13	9	1	156
Long term debt, debentures and others	802	784	8	275	13	24	3	1,909
Other non-current liabilities	7	33	-	-	-	-	1	41
Total financial liabilities	1,211	1,218	50	765	135	97	16	3,492
Total non-derivative financial instruments, net	(494)	(950)	-	(721)	241	141	46	(1,737)
Derivative instruments:
Forward transactions	-	177	8	808	18	-	141	1,152
Forward transactions hedge accounting	-	-	-	320	-	-	-	320
Cylinder	-	40	12	-	-	-	5	57
SWAPS – US dollar into Israeli shekel	-	-	-	206	-	-	-	206
Total derivative instruments	-	217	20	1,334	18	-	146	1,735
Net exposure	(494)	(733)	20	613	259	141	192	(2)

 ICL Group Limited Consolidated Financial Statements 102

Notes to the Consolidated Financial Statements as of December 31, 2024

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

Notes to the Consolidated Financial Statements as of December 31, 2024

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

Notes to the Consolidated Financial Statements as of December 31, 2024

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

The following table details the book value and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

As of December 31, 2024		As of December 31, 2023
Carrying amount	Fair value	Carrying amount	Fair value
$ millions		$ millions

Loans bearing fixed interest (1)	287	271	337	306
Debentures bearing fixed interest
Marketable (2)	909	845	1,208	1,118
Non-marketable (3)	47	47	196	194
	1,243	1,163	1,741	1,618

(1)
The fair value of the Euro loans bearing fixed interest is based on calculation of the present value of the cash flows in respect of the principal and the interest and is discounted at the market interest rates on the measurement date for similar loans having similar characteristics and is classified as Level 2 in the fair value hierarchy. The average discount interest as of December 31, 2024, for the Euro loans was 4.5% (December 31, 2023 – 5.3%).

(2)	The fair value of the marketable debentures is based on the quoted stock exchange price and is classified as Level 1 in the fair value hierarchy.

(3)
The fair value of the non-marketable debentures is based on present value calculation of the cash flows in respect of the principal and interest and is discounted at the market customary SOFR rate for similar loans with similar characteristics and is classified as Level 2 in the fair value hierarchy. The average discount interest as of December 31, 2024, was 6.7% (December 31, 2023 – 8.1%).

G. Hierarchy of fair value

The following table presents an analysis of the financial instruments measured by fair value, using the valuation method. (See Note 4).

The following levels were defined:

Level 2: Observed data (directly or indirectly) not included in Level 1 above.

Level 2	As of December 31, 2024	As of December 31, 2023
	$ millions	$ millions

Derivatives designated as economic hedge, net	1	39
Derivatives designated as cash flow hedge, net	-	1
	1	40

 ICL Group Limited Consolidated Financial Statements 105

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 22 - Earnings per Share

Basic earnings per share

Calculation of the basic earnings per share for the year ended December 31, 2024, is based on the earnings allocated to the holders of the ordinary shares divided by the weighted-average number of ordinary shares outstanding, calculated as follows:

For the year ended December 31
2024	2023	2022
$ millions	$ millions	$ millions

Earnings attributed to the shareholders of the Company	407	647	2,159

Weighted-average number of ordinary shares in thousands:

For the year ended December 31
2024	2023	2022
Shares thousands	Shares thousands	Shares thousands

Balance as of January 1	1,289,436	1,289,179	1,285,585
Shares issued during the year	532	182	1,719
Weighted average number of ordinary shares used in computation of the basic earnings per share	1,289,968	1,289,361	1,287,304

Diluted earnings per share

Calculation of the diluted earnings per share for the year ended December 31, 2024, is based on the earnings allocated to the holders of the ordinary shares divided by the weighted-average number of ordinary shares outstanding after adjustment for the number of potential diluted ordinary shares, calculated as follows:

Weighted average number of ordinary shares (diluted) in thousands:

For the year ended December 31
2024	2023	2022
Shares thousands	Shares thousands	Shares thousands

Weighted average number of ordinary shares used in the computation of the basic earnings per share	1,289,968	1,289,361	1,287,304
Effect of stock options*	71	1,307	2,643
Weighted average number of ordinary shares used in the computation of the diluted earnings per share	1,290,039	1,290,668	1,289,947

* As of December 31, 2024, 2023 and 2022, number of 23.5 million, 11 million and 7.6 million options, respectively, were not included since they did not have a diluting effect.

The average market value of the Company’s shares, for purposes of calculating the dilutive effect of the stock options, is based on the quoted market prices for the period in which the options were outstanding.

 ICL Group Limited Consolidated Financial Statements 106

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 23 - Related and Interested Parties

Related parties within its meaning in IAS 24 (2009), “Related Parties Disclosure”; Interested parties within their meaning in Paragraph 1 of the definition of an “interested party” in Section 1 of the Israeli Securities Law, 1968.

A.	Parent company and subsidiaries

Israel Corp. is a public company listed for trading on the Tel Aviv Stock Exchange (TASE). Based on the information provided by Israel Corp., Millenium Investments Elad Ltd. (“Millenium”) and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp., for purposes of the Israeli Securities Law (each of Millenium and Mr. Idan Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director of Millenium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millenium, as stated below). As of December 31, 2024, Millenium holds approximately 38.29% of the issued share capital (and 38.66% of the voting rights) in Israel Corp., which holds as of December 31, 2024, approximately 43.95% of the voting rights and approximately 43.13% of the Company's issued share capital.

To the best of Israel Corp.’s knowledge, Millenium is wholly held by Mashat (Investments) Ltd. (“Mashat”). Mashat is wholly owned by Ansonia Holdings Singapore B.V. (“Ansonia”) which is incorporated in the Netherlands. Ansonia is a wholly owned subsidiary of Jelany Corporation N.V. (registered in Curaçao), which is wholly owned subsidiary of the Liberian company, Court Investments Ltd. (“Court”). Court is wholly owned by a discretionary trust, in which Mr. Idan Ofer is the beneficiary. In addition, as of December 31, 2024, Lynav Holdings Ltd. ("Lynav"), which is a company controlled by a discretionary trust in which Mr. Idan Ofer is the beneficiary, holds directly approximately 9.39% of the issued share capital (and 9.48% of the voting rights) of Israel Corp. Furthermore, as of December 31, 2024, Mr. Idan Ofer holds directly approximately 0.05% of the issued share capital of Israel Corp (and approximately 0.05% of the voting rights).

Even though Israel Corp. holds less than 50% of the Company’s ordinary shares, it still has decisive influence at the general meetings of the Company’s shareholders and, effectively, it has the power to appoint directors (other than the external directors) and to exert significant influence with respect to the composition of the Company’s Board of Directors.

As of December 31, 2024, approximately 73 million ordinary shares have been pledged by Israel Corp. to secure certain liabilities, almost entirely comprised of margin loans with an aggregate outstanding principal amount of $150 million.

 ICL Group Limited Consolidated Financial Statements 107

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 23 - Related and Interested Parties (cont'd)

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

The Company's key management personnel in 2024, consists of 26 individuals, of whom 11 are not employed by the Company (directors). The Company's key management personnel in 2023, consisted of 24 individuals, of whom 10 were not employed by the Company (directors).

Set forth below are details of the benefits for key management personnel in 2024 and 2023.

For the year ended December 31
2024	2023
$ millions	$ millions

Short-term benefits	12	9
Post-employment benefits	1	1
Share-based payments	9	7
Total *	22	17
* To interested parties employed by the Company	5	5
* To interested parties not employed by the Company	1	1

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

Notes to the Consolidated Financial Statements as of December 31, 2024

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

 ICL Group Limited Consolidated Financial Statements 109

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 23 - Related and Interested Parties (cont’d)

D. Transactions with related and interested parties

For the year ended December 31
2024	2023	2022
$ millions	$ millions	$ millions

Sales	-	1	7
Cost of sales	1	1	13
Selling, transport and marketing expenses	9	6	15
Financing income, net	(2)	(1)	-
General and administrative expenses	1	1	1
Management fees to the parent company	-	-	1

(1)
Until July 2022, the Company and its parent company, Israel Corp., were parties to a management services agreement, pursuant to which Israel Corp. provided to the Company board member services and ongoing general consulting services, such as professional, financial, strategic, legal and managerial advice, for an annual management fee of $1 million plus VAT, which included  the overall value of the cash and equity-based compensation for the service of the Company’s directors who are officers or directors of Israel Corp. (except for the separate compensation arrangement between the Company and the Company’s Executive Chairman of the Board, Mr. Yoav Doppelt). As of July 2022, the management agreement was terminated by the parties, and thereafter, directors who are officers or directors of Israel Corp. (other than Mr. Yoav Doppelt), namely Mr. Aviad Kaufman and Mr. Sagi Kabla, began to be paid the same cash compensation as paid to all other non-executive directors of the Company, namely the fixed annual fee and per meeting fees payable to directors from time to time under the regulations promulgated under the Israeli Companies Law, 1999 governing the compensation of external directors. Mr. Kabla requested that his compensation be assigned to Israel Corp..

(2)
The Company’s directors’ and officers’ liability insurance policies include a two-tier coverage for directors’ and officers’ liability, comprising of a joint primary tier with Israel Corp. and a separate tier covering the Company alone. Our directors and officers are beneficiaries of both tiers.

The Company’s directors’ and officers’ liability insurance policy for 2024, which was in effect until February 2025, was approved by the Company's authorized organs and included a liability limit of $200 million (comprised of a limit of $40 million joint tier with Israel Corp. and additional Side A coverage (directors and officers only) of $160 million for the Company only).

In February 2025, the Company's directors’ and officers’ liability insurance policy for 2025 was approved by the Company's authorized organs, in accordance with the Relief Regulations and the Compensation Policy and is effective as of March 2025. The 2025 directors’ and officers’ liability insurance policy continue to include a liability limit of $200 million for both tiers (comprised of a limit of $40 million joint with Israel Corp. and additional Side A coverage (directors and officers only) of $160 million for the Company only).

 ICL Group Limited Consolidated Financial Statements 110

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 23 - Related and Interested Parties (cont’d)

D. Transactions with related and interested parties (cont'd)

(3)
In December 2017, the Company, Oil Refineries Ltd. (hereinafter – "ORL", a public company controlled at that time by Israel Corp., our controlling shareholder) and OPC Energy Ltd. (a public company that is controlled indirectly by one of the Company’s controlling shareholders) signed individual agreements with Energean PLC for the supply of natural gas. Under the agreement between the Company and Energean, the Company will be entitled to acquire up to 13 BCM of natural gas over a period of 15 years, in the total amount of approximately $1.8 billion. As of December 31, 2023, ORL was no longer affiliated with our controlling shareholder. For further information, see Note 18.

(4)
In October 2020, the Company and ORL signed individual bridge supply agreements with Tamar Reservoir for the supply of natural gas, following a process of joint negotiations with the supplier and the approval of ICL's general meeting of shareholders. As of December 31, 2022, the bridge supply agreement with Tamar reservoir was no longer in effect. As of December 31, 2023, ORL was no longer affiliated with our controlling shareholder. For further information, see Note 18.

E. Balances with related and interested parties

Composition:

As of December 31
2024	2023
$ millions	$ millions

Other current assets	41	19

Other current liabilities (*)	1	1

* The balance included transactions with the Company Zim Integrated Shipping Ltd. which is not an interested party from the end of December 2024.

 ICL Group Limited Consolidated Financial Statements 111

Notes to the Consolidated Financial Statements as of December 31, 2024

Note 24 – Group Main Entities

		Ownership interest in its subsidiary and investee companies for the year ended December 31
Name of company	Principal location of the company’s activity	2024	2023
ICL Israel Ltd.	Israel	100.00%	100.00%
Dead Sea Works Ltd.	Israel	100.00%	100.00%
Dead Sea Bromine Company Ltd.	Israel	100.00%	100.00%
Rotem Amfert Negev Ltd.	Israel	100.00%	100.00%
Mifalei Tovala Ltd.	Israel	100.00%	100.00%
Dead Sea Magnesium Ltd.	Israel	100.00%	100.00%
Bromine Compounds Ltd.	Israel	100.00%	100.00%
Fertilizers and Chemicals Ltd.	Israel	100.00%	100.00%
Iberpotash S.A.	Spain	100.00%	100.00%
Fuentes Fertilizantes S.L.	Spain	100.00%	100.00%
ICL Europe Coöperatief U.A.	The Netherlands	100.00%	100.00%
ICL Europe B.V.	The Netherlands	100.00%	100.00%
ICL IP Terneuzen B.V	The Netherlands	100.00%	100.00%
ICL Finance BV	The Netherlands	100.00%	100.00%
Everris International B.V.	The Netherlands	100.00%	100.00%
ICL Puriphos B.V.	The Netherlands	100.00%	100.00%
ICL-IP America Inc	United States of America	100.00%	100.00%
ICL Specialty Products Inc	United States of America	100.00%	100.00%
Everris NA, Inc.	United States of America	100.00%	100.00%
Growers Holdings, Inc.	United States of America	100.00%	100.00%
BK Giulini GmbH	Germany	100.00%	100.00%
ICL Holding Germany GmbH	Germany	100.00%	100.00%
ICL Bitterfeld GmbH	Germany	100.00%	100.00%
Prolactal GmbH	Austria	100.00%	100.00%
Cleveland Potash Ltd.	United Kingdom	100.00%	100.00%
Everris Ltd.	United Kingdom	100.00%	100.00%
ICL America do Sul	Brazil	100.00%	100.00%
ICL Aditivos E Ingredientes LTDA	Brazil	100.00%	100.00%
ICL Investment Co. Ltd.	China	100.00%	100.00%
Yunnan Phosphate Haikou Co. Ltd.	China	50.00%	50.00%
ICL Asia Ltd	Hong Kong	100.00%	100.00%
ICL Trading (HK) Ltd.	Hong Kong	100.00%	100.00%
Scora S.A.S., France	France	100.00%	100.00%

ICL Group Limited Consolidated Financial Statements 112