Form 20-F
period 2025-12-31
ICL Group Ltd.
filed 2026-03-11
CIK 941221

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

The number of outstanding shares as of December 31, 2025 was:

Title of Class	Number of Shares Outstanding
Ordinary shares	1,290,672,729

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

For the Period Ended December 31, 2025
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

Changes in exchange rates or prices compared to those we are currently experiencing; the effects of the ongoing security situation in Israel, including the nature and duration of related conflicts; Loss or impairment of business licenses or mineral extractions permits or concessions, including our ability to win the new concession at the Dead Sea in 2030; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; litigation, arbitration and regulatory proceedings; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; changes in exchange rates or prices compared to those we are currently experiencing; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; pandemics may create disruptions, impacting our sales, operations, supply chain and customers; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations and restrictions, as well as credit risk; rising interest rates; government examinations or investigations; information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; The Company is exposed to risks relating to its current and future activity in emerging markets; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; disruption to sales of our magnesium products due to factors beyond our control, including changes in global economic conditions and environmental regulations; our ability to secure additional resources to continue our phosphate mining operations at ICL Rotem; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability in Israel and its region, including the current state of war declared in Israel and the resulting disruptions to our supply and production chains; filing of class actions and derivative actions against the Company, its executives and Board members; closing of transactions, mergers and acquisitions; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors".

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

Figures related to our mineral and resource estimates are rounded to reflect the relative accuracy of the estimates, and totals may not add correctly. In addition, the Mineral Resource and Reserve estimates are based on the factors related to the geological and grade models discussed in “Item 4 ‑ Information on the Company— D. Property, Plant and Equipment,” and the criteria for reasonable prospects of eventual economic extraction as described therein. The Mineral Resource and Reserve estimates may be affected, positively or negatively, by additional exploration that expands the geological database and models of the properties described. The Mineral Resource and Reserve estimates could also be materially affected by any significant changes in the assumptions regarding forecast product prices, mining efficiency, process recoveries, or production costs. If the price assumptions decrease or the assumed production costs increase, then the cut-off grade would increase. The potential impacts on the Mineral Resource and Reserve estimates may be material and such estimates may need to be re-evaluated. The Mineral Resource and Reserve estimates are also based on certain critical assumptions, such as requisite mining permits continuing to be granted as-needed, tax rates remaining stable, and the absence of additional regulations on the corresponding properties. Except as described in “Item 4 Information on the Company— D. Property, Plant and Equipment” and each Technical Report Summary (defined below), SLR Consulting Ltd (“SLR”), our qualified persons, are not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimates.

INTRODUCTION

The financial information included in this Annual Report has been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). None of the financial information in this Annual Report has been prepared in accordance with accounting principles generally accepted in the US.

This Annual Report contains translations of certain currencies amounts into US dollars at specified rates solely for your convenience. Unless otherwise indicated, we have translated NIS amounts as of December 31, 2025, into US dollars at an exchange rate of NIS 3.19 to $1.00, the daily representative exchange rate reported by the Bank of Israel as of December 31, 2025. Euro amounts were translated into US dollars at an exchange rate of €0.85 to $1.00.

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
CFR
Cost and Freight. In a CFR transaction, the prices of goods to a customer include, in addition to FOB expenses, marine shipping costs and all other costs that arise after the goods leave the seller’s factory gates and up to the destination port.

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
FOB
Free on-Board expenses are expenses for overland transportation, loading costs and other costs, up to and including the port of origin. In a FOB transaction, the seller pays the FOB expenses, and the buyer pays the other costs from the port of origin onwards.

CPT	Cost Per Tonne.
CIF
Cost, Insurance, and Freight. In a CIF transaction, the price of goods includes, as well as FOB expenses, the expenses for insurance, shipping and any other costs that arise after the goods leave the factory gates and up to the destination port.

ICL Haifa (Fertilizers & Chemicals)	Fertilizers and Chemicals Ltd., a subsidiary in the Growing Solutions segment.
GHG	Greenhouse Gases – air emissions contributing to climate change.
Granular	Fertilizer containing granular particles.
ICL Boulby	A UK subsidiary in the Potash segment.
ICL Iberia (Iberpotash)	Iberpotash S.A., a Spanish subsidiary in the Potash segment.
IC	Israel Corporation Ltd.
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

DSW	Dead Sea Works Ltd., a subsidiary in the Potash segment.
DSM	Dead Sea Magnesium Ltd., a subsidiary in the Potash segment.
ICL Neot Hovav	Subsidiaries in the Neot Hovav area in the south of Israel, including facilities of Bromine Compounds Ltd included in the Industrial Products segment.
ICL Rotem	Rotem Amfert Negev Ltd., a subsidiary in the Phosphate Solutions segment.
IFA	The International Fertilizers Industry Association, an international association of fertilizers manufacturers.
ILA	Israel Land Authority.
IMF	International Monetary Fund.
K	The element potassium, one of three main plant nutrients.
KNO3	Potassium Nitrate, a soluble fertilizer containing N&P used as a stand-alone product or as a key component of some water-soluble blends.
KOH	Potassium hydroxide 50% liquid.
MGA	Merchant grade phosphoric acid.
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

MoEP	Israel Ministry of Environmental Protection.
N	The element nitrogen, one of three main plant nutrients.
P	The element phosphorus, one of three main plant nutrients, that is also used as a raw material in industry.
PK	Complex fertilizer comprised primarily of two primary nutrients (P.K).
NPK	Complex fertilizer comprised primarily of three primary nutrients (N.P.K).
NYSE	The New York Stock Exchange.
Phosphate	Phosphate rock that contains the element phosphorus. Its concentration is measured in units of P2O5.
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

Not Applicable.

B.	CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.
ICL Group Limited 1

D. RISK FACTORS

Summary of Risk Factors

Our business, liquidity, financial condition and results of operations could be adversely affected, and even materially so, if any of the risks described below occur. As a result, the trading price of our securities could decline, and investors could lose all or part of their investment. Our actual results could differ materially and adversely from those anticipated, due to certain factors, including the risks facing the Company as described below and elsewhere in the Annual Report. This Annual Report contains forward‑looking statements that involve risks and uncertainties, see “Special Note Regarding Forward‑Looking Statements“. Material risks that may affect our business, operating results and financial condition include, but are not necessarily limited to, those relating to:

•
Our mineral extraction operations are dependent on concessions, licenses and permits granted to us by the respective governments in the countries in which we operate, including the concession for our operations at the Dead Sea in Israel, which is expected to expire in March 2030.

•
Our ability to operate and/or expand our production and operating facilities worldwide is dependent on our receipt of, and compliance with, permits issued by governmental authorities. A decision by a government authority to deny any of our permit applications may adversely affect the Company’s business and operations.

•
Our operations and sales are exposed to high volatility in supply and demand, pricing fluctuations in commodity markets, expansion of production capacity and competition from some of the world’s largest chemical and mining companies, as well as mergers of key producer/customer/supplier.

•	Compliance with, and changes in, environmental laws and regulations could require us to make substantial capital expenditures and incur costs and liabilities and adversely affect our performance.

•
We are exposed to risks related to physical climate change and natural disasters, such as earthquakes, impacts of climate-related transition risks, including current and future laws and regulations, as well as other factors resulting from climate change, which could adversely impact on our business, financial condition, results of operations or liquidity.

•	Our operations could be adversely affected by price increases or shortages with respect to water, energy and our principal raw materials.

•
The accumulation of salt at the bottom of Pond 5, the central evaporation pond in our solar evaporation ponds system used to extract minerals from the Dead Sea in Israel, requires regular harvesting of salt to maintain a fixed brine volume and thereby sustain the production capacity of extracted minerals and prevent potential damage to the foundations and structures of hotels and other buildings situated close to the edge of the pond.

•
We are exposed to risks associated with our international activities, which could adversely affect our sales, operations, and assets in various countries. Some of these factors may also make it less attractive or more difficult to distribute cash generated by our operations outside Israel to shareholders, use cash from one country to fund operations or repayments of indebtedness in another, or support other corporate purposes, including the distribution of dividends.

ICL Group Limited 2

•
Changes in valuations and estimates, which serve as a basis for analyzing our contingent liabilities and for the recognition and measurement of assets and liabilities, including provisions for waste removal and the reclamation of mines, may materially and adversely affect our business, financial condition and results of operations.

•	As a multinational company, our financial results may be adversely affected by currency fluctuations and restrictions, as well as by credit risks.

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

Risks Related to Our Business

Our mineral extraction operations are dependent on concessions, licenses and permits granted to us by the respective governments in the countries in which we operate, including the concession for our operations at the Dead Sea in Israel, which is expected to expire in March 2030

Our mineral extraction businesses depend on concessions granted to us by the respective governments in the countries in which we operate. The loss of concessions, licenses and/or permits, as well as material changes to the conditions thereof, including mining restrictions that may create a gap between the permitted mining rate and the Company's operational mining plans could materially and adversely affect our business, financial condition and results of operations.

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

The continued operation of our activities in this area beyond that date is subject to the granting of a new concession. There is a significant likelihood that the new concession will be granted on terms that are less favorable — and potentially materially less advantageous — than those of the current concession. There is no assurance that a new concession will be obtained at all, or that, if granted, it will not impose more restrictive, costly, or otherwise burdensome conditions. In addition, the Company's participation in the tender may be subject to restrictive conditions that could affect – and potentially materially affect – other activities within the Group. Failure to obtain a new concession, or the receipt of a concession under materially different or more burdensome terms, could have a material adverse effect on our operations, financial condition, and business continuity. Moreover, our operations at the Dead Sea are integrated with and support other Company activities, therefore, any interruption, material modification, or termination of these operations could adversely affect related facilities, supply chains, infrastructure, shared services, and commercial arrangements connected to these operations.
ICL Group Limited 3

The Company’s current operations in the Dead Sea region rely on highly specialized and deeply integrated capabilities that have been developed over many decades. These activities involve complex engineering, hydrological, and environmental processes, including the management of bromine, potash, and other mineral reservoirs; the operation of large‑scale evaporation ponds; marine extraction methods; and the maintenance of extensive production and transportation infrastructure in an area of exceptional environmental sensitivity. The knowledge required to operate these systems effectively is not available “off the shelf” and reflects accumulated expertise in disciplines that are both technically demanding and uniquely specific to the Dead Sea’s geological and climatic conditions. This inherent complexity underscores the critical importance of continuity in the operation of these facilities and highlights the significant challenges that would arise from any disruption, transition, or material alteration to the long‑standing operational framework in this region.

Additionally, the State of Israel has indicated its intention to launch a competitive process for the granting of a new concession. As the current concession holder, the Company may not ultimately be selected under this process, and there is a risk that another bidder will be awarded the concession. The Company has no visibility into which parties may participate in the tender, the terms they may propose, or whether competing bids will be more attractive for purposes of the bid. Whether or not the Company is ultimately selected, there are likely to be obligations or transitional arrangements imposed on the current concession holder, including expanded environmental rehabilitation commitments.

Following the publication of a draft report by the Israeli Accountant General in September 2024, addressing the preparations for the expiration of the Company’s existing concession and the grant of a new concession in 2030, on December 3, 2025, a draft bill of law concerning the future Dead Sea Concession (the - Draft Bill) was published for public comments.

The Draft Bill constitutes only an initial stage in the legislative process toward the enactment of a new concession law and is subject to a full legislative procedure in all its phases, including public comments, government approval, and a complete legislative process in the Knesset, involving discussions in the relevant committees and votes in the committees and in the plenum. At this stage, it is premature to assess the full implications of the Draft Bill’s provisions on the new concession and on the Company, since, as noted, this is only an initial and partial draft that does not yet include certain material chapters, some of the matters referenced therein are not sufficiently clear, and there is no certainty regarding the provisions that will ultimately be included in the final law or the manner in which they will be applied. Furthermore, the terms and conditions of the future tender have not yet been published and are expected to include financial and other conditions that may have a material impact on the new concession terms and provide a more definitive understanding of the overall arrangement. However, the partial and preliminary terms currently set out in the Draft Bill appear to be more stringent than those of the current concession.

The final law, once enacted, may differ materially from the Draft Bill. In addition, the terms of the future tender, which are currently unknown, may have a material impact on the terms of the concession as a whole.

If the new concession is not obtained, it is possible that the Government of Israel may forfeit the Special State Shares, which may be treated as a change of control under our international bonds. At the same time, the Company has no visibility into the future regulatory framework that may apply to concession holders, should the Company be selected, including whether the existing special state share regime will be maintained, modified, or replaced with an alternative form of state oversight or control.
ICL Group Limited 4

Uncertainty regarding the process for obtaining a new concession and its outcome may also affect long-term investment planning, financing of our operations and plans, project execution, and stakeholder confidence.

For further information see the Risk factor below related "The Company relies on access to capital markets as it borrows money from various sources to fund its operations and it frequently engages in refinancing activities" and Note 18 to our Audited Financial Statements.

We mine phosphate rock from phosphate deposits in the Negev desert in accordance with a mining concession from the State of Israel, which was renewed in December 2024 until the end of 2044. As of the reporting date, ICL Rotem has one lease agreement in effect until 2041. In addition, the Company has two other lease agreements: one for the Zin plant, which expired in 2024 and is currently under renewal process with the Land Authority, and another for the Oron plant, which expired in 2017. Regarding the Oron plant, the Land Authority has agreed to renew the lease until the end of 2044, and the parties are in the process of entering into a new lease agreement. In addition, the Land Authority has extended the current mining permit agreement until a new agreement enters into force under the new concession.

There is no certainty that these concessions and leases will be extended and/or renewed under the same terms or at all. Failure to renew said concessions and leases or different terms could materially and adversely affect our business, financial condition and results of operations.

Our existing phosphate mines in the Negev desert hold limited reserves of phosphate rock suitable for pure phosphoric acid production, needed to achieve sustainable profitability of ICL Rotem operations. The Company is making efforts to promote suitable alternatives for additional resources that will secure its future phosphate operations at ICL Rotem. As part of these efforts, the Company continues to advance several pilot development projects to adapt the usage of different grade types of phosphate rock for the Company’s products as part of an effort to utilize and increase existing phosphate reserves. In addition, it is working to advance future mining of phosphate rock in other areas, subject to permits and approvals, such as the Barir field which is located in the southern part of the South Zohar deposit in the Negev Desert in Israel.

There is no certainty regarding the extent of future phosphate rock resources in other areas, or that the Company will succeed in obtaining the required approvals and permits for them, and, even if they are granted, the timing at which they will be received. Also, there is no certainty that the development of pilot projects will succeed in utilizing and increasing existing phosphate reserves or that they will be economically viable. Failure to obtain the additional resources, or a significant delay in obtaining them, may lead to discontinued production at Rotem, and, as a result, to a material impact on the Company's business, financial position and results of operations. For further information, see “Item 4 ‑ Information on the Company— D. Property, Plant and Equipment”, and Note 18 to our Audited Financial Statements.
ICL Group Limited 5

Spain

ICL Iberia was granted mining rights under Spanish government legislation enacted in 1973, along with its accompanying regulations. Pursuant to the special mining regulations, ICL Iberia received individual licenses for each of the 126 different sites relevant to its current and future mining operations. Some of these licenses are valid until 2037, while the remainder are effective through 2067. Maintaining mining activities in Spain also requires municipal and environmental licenses. If such licenses are not renewed once expired, this would likely have an adverse impact, possibly in a material manner, on the mining activities in Spain and the Company’s financial results. For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment”, and Note 18 to our Audited Financial Statements.

United Kingdom

ICL Boulby, ICL's subsidiary in the UK, holds onshore and offshore mineral leases and licenses that allow for the extraction of various minerals, along with numerous easements and rights of way from private landowners. The offshore mineral field is leased from The Crown Estate on a production royalty basis and includes provisions for the exploration and exploitation of all targeted and known polyhalite and salt mineral resources of interest to ICL Boulby.

ICL Boulby has been actively engaged in negotiations with the private property owners and in 2025 secured the renewal of two existing lease agreements.

The renewal of the remaining leases has been referred to the High Court of Justice in London for a decision regarding the applicable calculation mechanism for the lease fees payable. The Company estimates that the proceedings will be concluded in the first half of 2026. In addition to the leases subject to court proceedings, ICL Boulby also holds 15 active leases with expiration dates ranging from 2026 to 2073.

Historically, lease renewals have not posed significant challenges. ICL Boulby believes that all land and mineral leases will be renewed as required and expects to obtain all necessary government approvals and permits for the continued exploitation of all targeted mineral resources.

Nevertheless, in the event such rights are not obtained, the mining activities in the UK may be adversely affected and this could have a material impact on the Company’s financial results. For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment”, and Note 18 to our Audited Financial Statements.

China

YPH, ICL's subsidiary in China, which is equally owned with Yunnan Yuntianhua Corporation Ltd. ("YYTH"), holds a phosphate mining license that was issued in 2015 by the Division of Land and Resources of the Yunnan district in China for the Haikou Mine (hereinafter – Haikou) which is valid until January 2043.

If Haikou’s license is not renewed upon expiration, or if the Company is unable to meet the required annual mining rate due to license limitations, this could have an adverse, potentially material, impact on our mining activities in China and on the Company’s financial results. For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment”, and Note 18 to our Audited Financial Statements.
ICL Group Limited 6

Our ability to operate and/or expand our production and operating facilities worldwide is dependent on our receipt of, and compliance with, permits issued by governmental authorities. A decision by a government authority to deny any of our permit applications may adversely affect the Company’s business and operations

Existing permits are subject to challenges with respect to their validity, revocation, modification and non‑renewal, including as a result of environmental events or other unforeseeable occurrences. Any challenge that materializes could lead to significant costs and materially and adversely affect our business, financial condition and results of operations. In addition, a failure to comply with the terms of our permits could result in payment of substantial fines and subject the Company and its managers to criminal sanctions.

Furthermore, our production processes generate byproducts, some of which are saleable while others are to be reused or disposed of as waste. Storage, transportation, reuse and waste disposal are generally regulated by governmental authorities in the jurisdictions in which we operate. Permits issued by governmental authorities are contingent on our compliance with relevant regulations. In connection with the phosphogypsum storage in ICL Rotem, in 2021, a new Urban Building Plan was approved (the 2021 plan), the main objectives of which are to regulate areas for phosphogypsum storage reservoirs.

Under the 2021 plan, Pond 5, which has been operational since 2018, is permitted for use until the end of its expected operational life, currently expected in 2027. On December 14, 2025, following an extended regulatory process, the District Committee for Planning approved the validation of the reuse plan for Pond 4, subject to the fulfillment of certain conditions (the - Plan). The Plan was published on December 18, 2025, and came into force on January 1, 2026. In parallel, in order to ensure a storage solution at the end of Pond 4’s operational life in 2030, the Company is advancing a plan to establish Pond 6 in accordance with understandings reached with certain authorities. On December 31, 2025, petitions were filed with the Supreme Court and the District Court in Israel by private parties against the approval of the Plan and its conditions.

As part of DSW operational activities, it piles salt, a byproduct of the production process, in the operational salt mound (Mount Salt) in accordance with a plan approved by the Southern District Planning and Building Committee in September 2016, allowing a height of 40 meters. In January 2024, a supplementary plan was approved allowing the mound to be raised by an additional 12 meters, which is expected to be utilized at least until the end of the concession period.

DSW is examining long-term salt storage alternatives and will submit an environmental impact assessment in the coming months, in line with legal and regulatory requirements, to address salt disposal needs for approximately 25 years from 2030 (the end of the concession). If the alternative of piling the salt in the mound is not permitted, the Company will be required to implement alternative solutions, which may require significant investments.

In ICL Iberia, a multi-year program is underway to restore large salt piles, with focus on wastewater drainage and sludge treatment. In April 2021, the Company signed an agreement with the Catalan Water Agency (ACA), for the construction and operation of new collector infrastructure. The new collector is essential to remove brine water, which will be used for both restoration and production.

In China, environmental regulations concerning industrial byproducts and waste, particularly phosphogypsum, have become increasingly stringent at both the national and provincial levels (including Yunnan Province). These evolving requirements include higher utilization and reuse targets, enhanced obligations for safe handling and the structural integrity of storage facilities, and measures aimed at reducing risks associated with long-term storage. Compliance with such requirements may necessitate additional investments, process changes, or operational constraints, and could result in increased costs or limits on production and storage capacity. Failure to meet applicable requirements, or delays in implementing required measures, could expose the Company to enforcement actions, penalties, or remediation obligations.

If we are unable to obtain the required permits and/or the validity, revocation, modification or non-renewal of our existing permits occurs as a result of our noncompliance with regulations relating to storage, transportation, reuse and waste disposal, significant investments may be required and/or production may be interrupted or even ceased, which can materially and adversely affect our business, financial condition and results of operations.
ICL Group Limited 7

Our operations and sales are exposed to high volatility in supply and demand, pricing fluctuations in commodity markets, expansion of production capacity and competition from some of the world’s largest chemical and mining companies, as well as mergers of key producers/customers/suppliers

In addition to seasonal and cyclical variations, the Company is exposed to volatility driven by various factors, such as weather conditions, the entry into the market of new manufacturers and products, mergers of key players (producers/suppliers/customers) and the expansion of existing manufacturers’ production capacity. Our competitors include some of the world’s largest chemical and mining companies, some of which are state‑owned or government‑subsidized.

We continuously monitor our competitive environment and will continue to seek ways to execute our strategy. If we are unable to effectively adjust to continuously changing competitive conditions our business, financial condition and results of operations could be materially and adversely affected. For further information, see “Item 4 – Information on the Company — B. Business Overview”.

Overestimation of mineral and resource reserves could result in lower-than-expected sales and/or higher than expected costs and may have a material adverse effect on our business, financial condition and results of operations

We base our estimates of mineral resources and reserves on engineering, economic and geological data that is compiled and analyzed by our engineers and geologists. However, resource and reserves estimates are by nature imprecise and rely, to some extent, on statistical inferences drawn from available drilling data, which may prove unreliable or inaccurate. There are numerous inherent uncertainties in estimating quantities and qualities of mineral deposits, resources and reserves, as well as the quality of the ore, and the costs of mining recoverable reserves and the economic feasibility thereof, including many factors beyond our control. Estimates of economically feasible commercial reserves necessarily rely on several factors and assumptions, all of which may vary considerably from the actual results, such as:

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

For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment”.
ICL Group Limited 8

Compliance with, and changes in, environmental laws and regulations could require us to make substantial capital expenditures and incur costs and liabilities and adversely affect our performance

Our operations are subject to extensive environmental laws and regulations relating to the protection of the environment, including those governing the emission or discharge of pollutants into the environment, product use and specifications and the generation, treatment, storage, transportation, disposal and remediation of solid and hazardous wastes. Violations of applicable environmental laws and regulations, or of the conditions of permits issued thereunder, can result in substantial penalties, injunctive orders, civil and criminal sanctions, operating restrictions, permit revocations and/or facility shutdowns, which may have a material adverse effect on our ability to operate our facilities and accordingly our financial performance. Certain environmental laws may impose strict, joint and several liability for the investigation and remediation of contamination at, or originating from, facilities currently or formerly owned or operated by us, as well as at third-party sites to which we send or have sent materials for disposal or recycling, including liability for related natural resource damages.

As a leading global specialty minerals company, we are significantly affected by the legal provisions and licensing regimes in the areas of environmental protection and safety. The Company may be exposed to criminal proceedings, fines and significant impairment of the operation of our facilities as a result of failing to meet the requirements of our emissions permits including the provisions of the Israeli Clean Air Law, and particularly, regarding the scope of current and future requirements as prescribed by the Israeli Ministry of Environmental Protection respecting the implementation of this law’s provisions at the Company’s plants in ICL Rotem, as well as compliance with the timeframes for implementation of such requirements. In January 2024, a new emission permit was issued to ICL Rotem under the Israeli Clean Air Act (hereinafter - the Law) valid until January 2031. The Company is in active discussions with Israel’s Ministry of Environmental Protection (MoEP) to assure adherence to all conditions outlined in the permit, including those specified in an administrative order under Section 45 of the Law, and to achieve satisfactory resolutions to notable timeline execution challenges for a limited number of projects. In addition, examinations and investigations of our facilities conducted by enforcement authorities may result in administrative and legal proceedings.

Legislative and regulatory changes around the world may prohibit or restrict the use of our products, due to environmental protection, or health and safety considerations. From time to time, various governmental authorities have proposed or implemented bans or other limitations on certain chemical products. Standards adopted in the future may affect our operations and require changes to our methods of operation. Furthermore, some of our licenses, including business and mining licenses, must be renewed from time to time. Renewal of such licenses is not certain and may be made contingent on additional conditions and significant costs. Difficulties in obtaining such licenses could have an adverse effect on our operations, business and results.

In addition, new environmental laws and regulations, new interpretations of existing laws and regulations, or increased governmental enforcement of laws and regulations could require us to make additional unforeseen expenditures.
ICL Group Limited 9

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

The long-term consequences of environmental damage can be significant and may require extensive remediation efforts and/or compensation. Such events could affect not only the employees and other parties working at the facility but also residents of surrounding areas, potentially affecting the Company's reputation. In the event of a significant ecological incident, regulatory authorities may mandate the temporary or permanent shutdown of the manufacturing site until safety concerns are addressed. This can result in significant impairment of the operation of our facilities, financial losses, disruption of operations, and potential long-term reputational damage.

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

We are exposed to risks related to physical climate change and natural disasters, such as earthquakes, impacts of climate-related transition risks, including current and future laws and regulations, as well as other factors resulting from climate change, which could adversely impact on our business, financial condition, results of operations or liquidity

Climate change may cause more frequent and severe natural disasters and weather conditions such as extreme temperatures, change in precipitation, water levels, wildfires and storms. Impacts of climate-related transition risks include, among other things, legal and regulatory changes and reputational risks expressed by our stakeholders’ perception of our role, accountability and actions taken in relation to a lower-carbon economy and the like.

Physical impacts related to climate change may also have significant effects on industries and the economy. Such impacts may include extreme heat, extended drought durations altering water availability and quality, changes to water level and temperature, increases in the frequencies and intensities of storms and extreme convective events, which could also result in damage to facilities or equipment. The impacts may also encompass changes in the availability of natural resources, potentially disrupting supply chains, including, but not limited to, the supply of raw materials to our sites (upstream) or ICL's ability to transport products to its global customers (downstream). Such physical risks have the potential to financially disrupt operations through increased costs and business interruptions.
ICL Group Limited 10

Natural disasters such as earthquakes, climate related severe events, such as flash floods, and extreme weather conditions and receding water levels may disrupt our operations, upstream raw material supply and downstream distribution of our products. While we have insurance coverage (subject to payment of deductibles) to cover damages from these types of events, we do not have full insurance coverage with respect to all our property/assets, and the insurance coverage may not be sufficient to cover all related damage.

In Israel, some of our plants are located in the Jordan Rift Valley, also known as the Syro-African Depression, a seismically active region that exposes certain of our operational sites to the risk of earthquakes. The Company implements structural reinforcement programs to strengthen buildings and critical installations against potential earthquake impacts and conducts periodic monitoring of seismic activity in order to assess and manage related risks. Despite these mitigation efforts, a significant seismic event could materially and adversely affect our business, financial condition and results of operations. Due to the hydrological deficit, the water level of the northern basin of the Dead Sea is receding at a rate of more than one meter per year, which may require us to reduce our usage of minerals from the Dead Sea. Furthermore, sinkholes and underground cavities have been discovered in that area, and their appearance has increased over the years. Most of the sinkholes develop in the northern basin of the Dead Sea, while there is little activity by ICL Dead Sea. However, in recent years, there has been a steady development of sinkholes around the feeding channel, through which water is pumped from the northern basin to the southern basin. DSW takes actions to monitor the development of these sinkholes and to fill them when they appear. The development of sinkholes in areas where we operate, together with a failure to detect and treat those sinkholes can cause significant damage and could materially and adversely affect our business, financial condition and results of operations.

In the Sodom area, where many of the Company’s plants in Israel are located, there are occasional flash floods in the streambeds, which have led the Company to initiate a major flood protection response plan.

The erosion of the Arava stream which flows along the international border between Israel and Jordan and into the Dead Sea, could endanger the stability of the eastern dikes in the future. Although we designed a project to address these risks, we cannot guarantee that we will obtain the necessary permits to conduct the project or that the project will succeed.

Impacts of climate-related transition risks include, among other things, policy constraints on emissions, imposition of carbon pricing mechanisms, water restrictions (due to physical stress conditions in the water), land use restrictions or incentives, changing consumer behavior and preferences, and market demand and supply shifts.

Over the past several years, climate change and GHG emissions have been of increasing concern worldwide. Laws and regulations governing climate change and GHG emissions already affect ICL's operations and may pose transition risks in both the short and long term.

Carbon taxes and cap-and-trade-emissions schemes are increasingly viewed in global jurisdictions as a way of pricing carbon – a key policy driver to reduce GHG emissions. Currently, one of ICL Europe's sites, ICL Iberia, is covered by the EU-ETS Emissions Trading System, and in the UK, ICL Boulby is subject to the UK Emissions Trading Scheme.

In Israel, a carbon tax on fossil fuels, including natural gas, came into effect in 2025 and will be implemented gradually over the current decade. Additional carbon mechanisms may be introduced in the future.
ICL Group Limited 11

Additionally, under the European Green Deal, the EU adopted a Carbon Border Adjustment Mechanism (CBAM) Regulation in 2023. This mechanism aims to prevent carbon leakage from the EU (i.e. the risk that the EU carbon emissions reduction regulations will be offset by increases in emissions in jurisdictions with less stringent regulations) and is already affecting some of our operations. CBAM charges will phase in over a nine-year period, commencing in 2026.

Consequently, it is expected that in the short to medium term, ICL will need to purchase carbon allowances through specific programs (such as the EU and UK ETS) and/or incur additional costs for energy and emission reduction measures. Similarly, carbon taxes or restrictions/taxes on fossil fuel electricity production could increase our energy costs, as well as the costs of supplied materials and services across the ICL value chain.

We are subject to laws and regulations that will require us to disclose information related to climate risks. ICL’s main EU subsidiaries were originally expected to report under the EU Corporate Sustainability Reporting Directive (CSRD) in 2026 for fiscal year 2025, which was delayed. Following the adoption and publication of the EU "Simplification Omnibus" package, certain requirements and timelines were adjusted, affecting the timing and scope of our reporting. As a result, recent developments suggest that ICL will be required to report under the CSRD starting in 2028 for fiscal year 2027.

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

For further information, see “Item 4 – Information on the Company — B. Business Overview” and Note 18 to our Audited Financial Statements.

We may be adversely affected if we cannot meet the goals and commitments that we establish in relation to climate change and other social and environmental sustainability matters

There has been an increased focus, including from investors, the general public and governmental and nongovernmental authorities, regarding environmental, social and governance (ESG) matters, including with respect to climate change, GHG emissions, packaging, waste and circular economy, sustainable supply chain practices, deforestation, land, energy and water use. This increased awareness with respect to ESG matters, including climate change, may result in more prescriptive reporting requirements with respect to ESG metrics, an increased expectation that such metrics will be voluntarily disclosed by companies such as ours, and increased pressure to make commitments, set targets, or establish goals, and take action to meet them. As a result of this increased focus and our commitment to ESG matters, we have voluntarily provided disclosure and established targets and goals with respect to various ESG matters, including climate change. For example, we have made public commitments to reduce carbon emissions, including a legacy target to reduce our Scope 1 and 2 GHG emissions by 30% by 2030 (from a 2018 baseline) and a goal to achieve Net Zero by 2050 across our Scope 1 and 2 GHG emissions. In addition, the Company has committed to GHG emissions reductions by 2034 that have been validated by SBTi as meeting their standards for near-term science-based targets.
ICL Group Limited 12

Our ability to achieve these or any other ESG and climate-change related goals or targets is subject to numerous factors and conditions, many of which are outside our control. Examples of such factors include evolving regulatory requirements affecting sustainability standards or disclosures or imposing different requirements, the pace of changes in technology, evolving statutory challenges and demands, our ability to promote and adopt renewable energy including Mega projects in our global operational sites, the availability of requisite financing, the availability of suppliers that can meet our sustainability and other standards and the emissions performance of others in our value chain. Furthermore, standards for tracking and reporting such matters continue to evolve. Our selection of voluntary disclosure frameworks and standards, and the interpretation or application of those frameworks and standards, may change from time to time or differ from those of others. Methodologies for reporting this data may be updated and previously reported data may be adjusted to reflect improvement in the availability and quality of third-party data, changing assumptions, changes in the nature and scope of our operations, and other changes in circumstances. Our processes and controls for reporting sustainability and other matters across our operations and supply chain are evolving along with multiple disparate standards for identifying, measuring, and reporting sustainability metrics, including sustainability-related disclosures that may be required by the EU or other jurisdictions, reporting frameworks, other regulators policy makers locally and globally and industry standards, that may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future. Furthermore, investors, policymakers and other stakeholders may take conflicting approaches to ESG and may view our practices, goals and targets relating to ESG negatively. There has been a recent increase in activism and legal and regulatory developments targeting the consideration of ESG factors in investment decisions and business operations. For example, in the US, federal and certain state governmental authorities have proposed, enacted or adopted laws, regulations and policies and aimed at restricting or discouraging the consideration of ESG factors by companies, as well as initiated investigations and proceedings into the ESG practices of certain companies. If we fail to achieve or are perceived to have failed or been delayed in achieving, or improperly report on our progress toward achieving these goals and commitments, fail to successfully navigate diverging regulatory or stakeholder demands relating to ESG or are otherwise alleged to have made climate-related statements that are incorrect, without support or that constitute so called “greenwashing”, it could negatively affect the public’s preference for our products or investor confidence in our stock, as well as expose us to government enforcement actions and private litigation.

The accumulation of salt at the bottom of Pond 5, the central evaporation pond in our solar evaporation ponds system used to extract minerals from the Dead Sea in Israel, requires regular harvesting of salt to maintain a fixed brine volume and thereby sustain the production capacity of extracted minerals and prevent potential damage to the foundations and structures of hotels and other buildings situated close to the edge of the pond

Maintaining the required brine volume in Pond 5 is essential for the continued production of raw materials. A failure to preserve a constant brine volume could lead to a reduction in production capacity.

In addition, an increase in the water level of Pond 5 above a certain threshold may cause structural damage to the foundations of hotel buildings located near the shoreline, the Neve Zohar settlement, and other infrastructure situated along the western edge of Pond 5. Construction of the hotel-adjacent section has been completed, and work in the intermediate area between hotel complexes, led by the Dead Sea Preservation Government Company Ltd., is near completion.
ICL Group Limited 13

Since 2022, brine volume in Pond 5 has been maintained through the Salt Harvesting Project (the "Permanent Solution"), approved by the National Infrastructures Committee and the Israeli Government. The project includes the construction of the P-9 pumping station. As of the reporting date, the water level of Pond 5 has not exceeded the maximum permitted height (15.1 meters). The Permanent Solution, agreed upon with the Israeli Government in 2012, is intended to regulate the water level of Pond 5 through ongoing salt harvesting and transfer of the salt to the Northern Basin of the Dead Sea, and is designed to remain in effect until the end of the current concession period in 2030.

The Company is taking measures to maintain continuous and effective harvesting activity and to augment its resilience against potential operational risks.

There is no guarantee that the said projects for maintaining the Pond’s water level will be carried out without operational setbacks, or at the cost we currently estimate, or that will prevent damage to the surrounding infrastructure, or to our operations in the Pond. Operational difficulties, higher cost of the harvesting process or failure to provide solutions and/or any proof of damage caused could materially and adversely affect our business, financial condition and results of operations.

For further information see “Item 4 – Information on the Company — D. Property, Plant and Equipment” and Note 18 to our Audited Financial Statements.

Any disruption in the transportation systems used to ship our products or receive raw materials could materially and adversely affect our business, financial condition and results of operations

A portion of our sales consists of bulk products characterized by large quantities, most of which are shipped through dedicated facilities at two seaports in Israel, one in Spain and another in the UK. Any issue in obtaining or maintaining an operating concession at the port in Spain, or any significant disruption to seaport facilities and/or transportation routes - including labor strikes, regulatory restrictions, changes in the usage rights, or potential disruptions due to geopolitical or security events - may delay or prevent the exports of our products to customers, which could materially and adversely affect our business, financial condition and results of operations. In addition, any significant disruption, shortage, or unavailability of transportation to the seaports and between various sites such as trains or trucks used to move our products and raw materials could result in customer dissatisfaction, loss of production or sales, and increased costs related to transportation, insurance, or equipment.

We rely heavily upon trucks, rail, tug, barge and ocean freight transportation to obtain the raw materials we need, to distribute raw materials between our mines and facilities and to deliver our products to our customers. In addition, the cost of transportation is an important part of the final selling price of our products. Finding affordable and dependable transportation is important in obtaining our raw materials and supplying products to our customers. Higher costs for these transportation services or an interruption or slowdown due to factors including extreme demand, high fuel and energy prices, labor disputes, layoffs, or other factors, might materially and adversely affect the Company’s business, its financial condition and results of operations.
ICL Group Limited 14

In addition, the Company transports hazardous materials using specialized transport means, such as isotanks for the transport of bromine. A malfunction in the transportation of hazardous materials in one of our specialized transport means may have an environmental impact and/or cause harm to the health and or welfare of those affected, and, as a result, expose the Company to lawsuits and/or administrative proceedings or fines. This could also lead to a halt in usage of such transportation systems until the cause of such malfunction is discovered and/or for purposes of preventative maintenance and improvement of the transportation means. During a state of war, the schedule for bromine transportation and direct loading is conducted according to authorities' guidelines. As a result, such measures may have a material adverse effect on the Company’s operations, financial condition and results of operations.

We are exposed to risks associated with our international activities, which could adversely affect our sales, operations, and assets in various countries. Some of these factors may also make it less attractive or more difficult to distribute cash generated by our operations outside Israel to shareholders, use cash from one country to fund operations or repayments of indebtedness in another, or support other corporate purposes, including the distribution of dividends

As a multinational company, we sell in many countries where we do not have production activity. A considerable portion of our production is designated for export. As a result, we are subject to numerous risks and uncertainties relating to international sales and operations, including:

•
Difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations, including the US. Foreign Corrupt Practices Act (the “FCPA”), the UK. Bribery Act of 2010, Section 291A of the Israeli Penal Law and similar laws in the jurisdictions in which we sell or operate;

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

The occurrence of any of the above in the countries in which we operate or elsewhere could jeopardize or limit our ability to transact business there and could materially adversely affect our revenues and operating results and the value of our assets.

Beginning in early 2025, the current US administration has imposed significant tariffs on imports under multiple legal authorities, some targeting specific countries or products, and others applying on a global basis. Numerous other countries have imposed retaliatory tariffs or other import measures in response to the US actions, and the scope and amount of tariffs has changed repeatedly over the course of the past year through the introduction of new tariffs, as a result of trade negotiations, and through exemptions unilaterally granted by the US government. Certain of the tariffs are also subject to ongoing legal challenge, the results of which are uncertain. Further changes in US tariffs are likely, though there is significant uncertainty as to the nature and scope of such changes.
ICL Group Limited 15

We continuously monitor tariff developments and their potential impact on our business and financial condition. While we do not currently expect the tariffs to have a material adverse effect on our results of operations, financial condition, or liquidity, the actual impact will depend on various factors, including the effective date and duration of the tariffs, potential changes to their amount, scope, or nature, possible countermeasures by affected countries, and any mitigating actions that may become available.

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

In October 2023, the Israeli government declared a state of war in response to attacks on its civilians in the southern region of the country, which subsequently escalated to other areas. On October 9, 2025, Israel signed a ceasefire agreement. On February 28, 2026, a coordinated attack by Israel and the United States was launched in response to threats from Iran, which subsequently escalated into a conflict involving Lebanon along Israel’s northern border. The security situation over the past two years, including recent developments, has created several challenges, including disruptions to supply chains and shipping routes, personnel shortages due to recurring rounds of mobilization for reserve duty, additional costs to protect Company sites/assets, effects of reluctance to perform contractual obligations in Israel during hostilities, various bans and limitations on trade and cooperation with Israel related entities, and fluctuations in foreign currency exchange rates relative to the Israeli shekel. Additionally, ongoing regional tensions – including Houthis threats to commercial vessels – continue to disrupt shipping routes and commercial shipping arrangements, leading to increased shipping costs. For further information, see risk factor “Due to our location in Israel and/or being an Israeli company, which also operates outside of Israel, our business and operations may be exposed to war or acts of terror”.

The extent of the impact of a war and/or governmental instability on our operational and financial performance will depend on future developments, including, but not limited to:

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
ICL Group Limited 16

•
Significant disruption of global financial markets and credit markets, which may reduce our ability to access capital or our customers’ ability to pay us for past or future purchases, which could negatively affect our liquidity.

The ultimate impact of war and/or governmental instability is highly uncertain and subject to change. To the extent such events negatively impact our business, results of operations, liquidity or financial condition, they may also amplify many of the other risks described in this “Risk Factors” section.

The spread of a pandemic may materially and adversely affect our business, financial condition and results of operations

The spread of a new pandemic, such as Covid-19, could negatively affect our operations. This impact may include production delays, supply chain disruptions, effects on employees’ health, as well as increased business and economic uncertainty and volatility in global markets.

For example, the Covid-19 pandemic, as declared by the World Health Organization in March 2020, introduced significant business and economic uncertainty and volatility to global markets. The response to the pandemic led us to modify some of our business practices, health and safety measures and procedures to protect our employees.

A pandemic introduces various challenges, including potential disruptions to production and uncertainties regarding global recession and impacts on financial markets. Concerns encompass facility closures, raw material shortages, and decreased demand for our products. The ability of suppliers and contractors to meet obligations and maintain timelines adds to the complexities. There is no certainty that our updated practices will adequately mitigate the risks posed by a pandemic, which could negatively affect our business, results of operations, liquidity or financial condition. A pandemic may also have the effect of increasing many of the other risks described in this “Risk Factors” section.

Our operations, financial condition and results of operations could be adversely affected by price increases or shortages with respect to water, energy and our principal raw materials

We use water, energy and various raw materials as inputs and we could be affected by higher costs or shortages of these materials, as well as by changes in transportation prices. A significant increase in price or shortage of raw materials, inter alia: ammonia, sulphur, WPA and 4D (which we purchase from third parties) could adversely and materially affect our results of operations, financial position, and our business.

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

Our plants consume large amounts of energy. Moreover, energy is a significant component of the shipping costs of a considerable share of our products. Significant price increases for energy, or energy shortages, would affect shipping costs, as well as production costs and/or quantities.
ICL Group Limited 17

The supply of electricity to our production processes and facilities in Israel is provided by our power station in Sodom and the national power grid. Our operations in Israel are dependent on these two sources and any significant malfunctions at the power station and/or interruption of power supply from the national grid in Israel may lead to additional financial liabilities and potential shutdowns at our production facilities, which could negatively affect ICL's ability to supply its products to both external customers and other ICL's sites using them as raw materials and reduce revenue from decreased production capacity. In addition, our magnesium plant requires a continuous supply of electricity, so any interruption in the power supply to the magnesium plant may cause significant damage to our magnesium production process.

While our plants are typically capable of using alternative energy sources (fuel oil and/or diesel fuel), failure to obtain NG in a timely manner or energy shortages stemming from high demand in local markets, export preference and the like, can result in an increase in our energy costs and/or in production losses, and could adversely and materially affect our business, financial condition and results of operations.

We can provide no assurance that we will be able to impose increased costs with respect to water, energy and principal raw materials on our customers. Our inability to impose such cost increases could adversely affect our margins. For further information, see “Item 4 ‑ Information on the Company— B. Business Overview” and Note 5 to our Audited Financial Statements.

Completion of major projects may be dependent on third‑party contractors and/or governmental obligations. Furthermore, termination of engagements with contractors might entail additional costs

The Company is required to execute key projects, which are fundamental to the Company’s continued operations and its ability to significantly improve its competitive position in certain markets. For example, in DSW, a 24-kilometer conveyor system for transferring salt back to the northern Basin, is currently undergoing detailed engineering design, and is planned to be commissioned in 2027. In addition, the Company is planning to add a second salt dredger, with commissioning planned for 2027. We are also advancing significant investments in projects to increase our production capacity for our main product lines and in environmental projects. The completion of key projects could also be dependent on third-party contractors. Situations wherein such contractors encounter financial or operational difficulties, or have significant disagreements with the Company, could cause a significant delay in the planned timetables for completion of a project and/or material deviations from its budget and may even jeopardize its completion altogether. This could adversely and even materially affect our business, financial condition and results of operations.

The inflow of significant quantities of water into the Dead Sea could adversely affect production at our plants

The inflow of significant quantities of water into the Dead Sea could adversely affect production at our plants and may alter the composition of the Dead Sea water in a manner that lowers the concentration of the solution pumped into the evaporation ponds, which may adversely affect production at ICL plants, our results of operations financial position, and our business. This risk may materialize, among other things, due to floods, the construction of a canal connecting the Mediterranean Sea with the Dead Sea, the inflow of water from the Sea of Galilee (Kinneret) to the Dead Sea via the Jordan River, or the construction of a canal from the Red Sea to the Dead Sea.
ICL Group Limited 18

We are exposed to the risk of labor disputes, slowdowns and strikes

From time to time, we experience labor disputes, slowdowns and strikes. A significant portion of our employees are subject to collective labor agreements, mainly in Israel, China, Germany, United Kingdom, Spain, the Netherlands and Brazil. Prolonged slowdowns or strikes at any of our plants may disrupt production and result in non-delivery of products already ordered. Also, ramp-up time would be needed to return to full production capacity at facilities. Due to the interdependence between ICL plants, slowdowns or strikes at any of ICL's plants may affect the production capacity and/or production costs at other ICL plants. During labor disputes, labor unions may impose certain sanctions which may include blocking or delaying the transfer of goods through the factory gates. Such disputes may escalate into a strike. Labor disputes, slowdowns or strikes, as well as the renewal of collective labor agreements, may entail significant costs and loss of profits, which could adversely, and even materially, affect our operating results and our ability to implement future operational changes for efficiency purposes.

Some of our employees have pension and health insurance arrangements that are our responsibility

Some of our employees have pension and health insurance arrangements that are our responsibility. We have monetary reserves against some of these liabilities that are invested in financial assets. Changes in life expectancy, capital markets or other parameters by which undertakings to employees and retirees are calculated, as well as statutory amendments, could increase our net liabilities for these arrangements. For information about our employee benefits liabilities and composition of plan assets, see Note 16 to our Audited Financial Statements.

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

Any of the following may have a material adverse effect on our operating expenses, effective tax rate and overall business results:

•	Some government incentive programs may be discontinued, expired, cancelled or changed.

•
Governments may initiate new legislation or amend existing legislation in order to impose additional and/or increased fiscal liabilities on our business, such as additional royalties, natural resource taxes or required investments, as has occurred in Israel, for example, with respect to the Law for Taxation of Profits from Natural Resources.

•	The applicable tax rates may increase.

•	We may no longer be able to meet the requirements for continuing to qualify for some incentive programs.

•	Changes in trade agreements between countries, such as in the trade agreements between the United States and China.

•	Changes in international taxation laws, as may be adopted by several countries we operate in, or sell to, may result in additional taxes or high tax rates being imposed on our operations.
ICL Group Limited 19

Our tax expenses and resulting effective tax rate reflected in our consolidated financial statements may increase over time due to changes in corporate income tax rates and/or other changes in tax laws in the various countries in which we operate. We are subject to taxes in many jurisdictions, including jurisdictions in which we have a limited presence, and we exercise a certain amount of discretion in determining our provision for tax liability. For instance, we consider ongoing trends in international tax law and follow OECD recommendations, among them, the BEPS 2.0 and Pilar 2 minimum tax regime which are applicable to our company, as well as to significant changes to international tax laws and practices that may be adopted by various jurisdictions. These changes could result in our being subject to tax in jurisdictions in which we currently are not subject to tax (including jurisdictions in which we have limited or no operations other than sales activities). In addition, our company is subject to examination by tax authorities in numerous jurisdictions. As part of such tax examinations, the relevant tax authorities may disagree with the taxable income we report and may also dispute our interpretation of applicable tax legislation relating, among other things, to taxes on natural resources and inter-company agreements.

CFC taxation

The Company operates in multiple countries worldwide. Under certain conditions, tax laws in certain jurisdictions provide that income from passive activities (and in certain cases, active activities) of Controlled Foreign Companies ("CFC") is considered taxable income, even if not distributed. These conditions include, among other factors, the ratio between active and passive income and tax rates applied in the foreign jurisdictions. Although the Company is acting in accordance with the relevant tax legislation, there is a risk that tax authorities will require additional tax payments, to the extent that the Company's position regarding meeting the conditions of Controlled Foreign Companies (CFC) will not be accepted.

Changes in valuations and estimates, which serve as a basis for analyzing our contingent liabilities and for the recognition and measurement of assets and liabilities, including provisions for waste removal and the reclamation of mines, may materially and adversely affect our business, financial condition and results of operations

As part of the preparation and composition of our financial statements, we are required to exercise discretion, make use of valuations and estimates and make assumptions that affect, among other things, the amounts of assets and liabilities, income and expenses. When formulating such estimates, we are required to make assumptions concerning circumstances and events that involve uncertainty, such as legal claims pending against ICL. We exercise our discretion based on our past experience, various facts, external factors and reasonable assumptions, according to the circumstances relevant to each estimate. It should be noted that actual results may differ, and even materially so, from such estimates which may materially and adversely affect our business, financial condition and results of operations. For further information, see Note 2 to our Audited Financial Statements.
ICL Group Limited 20

We have expanded, and may continue to expand, our business through mergers and acquisitions, investment in new markets, the integration of new products into existing markets, and organizational restructuring aimed at increasing efficiency and production capacity while reducing operational costs. These activities may divert management attention and resources, require significant expenditures, disrupt our existing operations, or underperform relative to expectations, any of which could adversely affect our financial condition and results of operations

Negotiation processes with respect to potential acquisitions or joint ventures, as well as the integration of acquired or jointly developed businesses, require management to invest time and resources, in addition to significant financial investments, and we may not be able to realize or benefit from the potential involved in such opportunities. Future acquisitions could lead to substantial cash expenditures, dilution due to issuance of equity securities, the incurrence of debt and contingent liabilities, including liabilities for environmental damage caused by acquired businesses prior to or after the date we acquired them, a decrease in our profit margins, impairment of intangible assets and goodwill; and increased governmental oversight over the Company’s activity in certain areas. There is no guarantee that businesses that have been or will be acquired will be successfully integrated with our current businesses and operations, and we may not realize the anticipated benefits of such acquisitions and even incur losses as a result thereof.

Some of our partners or potential partners in these business initiatives are governments, governmental bodies or publicly owned companies. We may face certain risks in connection with our investments in partnerships including, for example, if the needs, desires or intents of our partners change, if the government changes or if the ownership structure of our partners changes.

In addition, we are deploying several initiatives to improve our existing operations, including the introduction of new products into existing markets, such as at Boulby, the pursuit of growth in new territories, and efforts to increase production efficiency and reduce operating costs at our facilities.

If these initiatives are unsuccessful – including our efforts to enter established markets with new products or our inability to meet operational and financial forecasts – our business, financial condition, results of operations, and competitive position could be materially and adversely affected. Such outcomes could also impair our ability to execute planned investments and may require adjustments to our long‑term strategic approach. In these circumstances, we may need to reevaluate our continued activities in these businesses, which could further adversely affect our operating results and financial condition and potentially result in write‑downs, impairments, or other charges.

From time to time, we may also decide to modify our corporate strategy, including by discontinuing, downsizing, or divesting certain activities, business lines, or geographic operations. Such strategic changes may involve significant costs, operational disruptions, workforce reductions, or the loss of revenues associated with discontinued activities. In certain cases, these actions may also require the closure of complex operational sites or facilities, which could result in substantial closure-related expenses, including the impairment of assets. These actions may also require significant management attention and resources and may not achieve the intended benefits within the expected timeframe, or at all. As a result, changes in our strategic direction could adversely affect our operating results, financial condition, and long‑term growth prospects.
ICL Group Limited 21

As a multinational company, our financial results may be adversely affected by currency fluctuations and restrictions, as well as by credit risks

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

We use derivative financial instruments and "hedging" measures to manage some of our net exposure to currency exchange rate fluctuations in the major foreign currencies in which we operate. However, not all of our potential exposure is covered, and certain elements of the Company’s financial statements are not fully protected against foreign currency exposures. Therefore, our exposure to exchange rate fluctuations could have a material adverse effect on our financial results.

See “Item 11 – Quantitative and Qualitative Disclosures about Market Risk — Exchange Rate Risk”.

Because some of the Company’s liabilities bear interest at variable rates, we are exposed to the risk of interest rate increases that could materially and adversely affect our business, financial condition and results of operations

A portion of our liabilities bear interest at variable rates and therefore, we are exposed to the risk stemming from an increase in interest rates. Such increase in interest rates may also occur as a result of a downgrade in our credit ratings.

From time to time, the Company utilizes financial instruments, including derivatives, to hedge such exposures. The Company uses interest rate swaps and cross-currency swap contracts mainly to mitigate cash flow risk arising from fluctuations in interest rates.

An increase in interest rates would increase our financing expenses and could materially and adversely affect our business, financial condition and results of operations.

We may be exposed to material fines, penalties and other sanctions and other adverse consequences arising out of FCPA investigations and related matters

We are required to comply with the US Foreign Corrupt Practices Act (the "FCPA"), the UK Bribery Act and similar anti-corruption laws in other jurisdictions around the world where we operate. We do business in countries that may be considered as high risk in this regard. Compliance with these laws has been subject to increasing focus and activity by regulatory authorities, both in the US and elsewhere, in recent years. Actions by our employees, as well as third party intermediaries acting on our behalf, in violation of such laws, whether carried out in the US or elsewhere in connection with the conduct of our business, could expose us to significant liability for violations of the FCPA or other anti-corruption laws and accordingly may have a material adverse effect on our reputation and our business, financial condition and results of operations.
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

The increasing use of artificial intelligence (“AI”) and advanced digital technologies in our operations and across the industries in which we operate may expose us to new and evolving risks. These risks include potential errors or biases in AI-driven systems, data privacy and cybersecurity vulnerabilities, regulatory uncertainty, and reliance on third-party technology providers. In addition, the rapid pace of technological change may require ongoing investments and adaptations, and failure to effectively implement, manage, or govern AI technologies could adversely affect our operational efficiency, decision-making processes, reputation, and results of operations.

Our systems and networks, as well as those of certain third-party vendors and service providers, have been, and are expected to continue to be, the target of malware and other cyberattacks. Despite our investment in measures to mitigate these risks, we cannot guarantee that these measures will be successful in preventing any compromise, disruption or failure of our data or our IT systems, OT systems or infrastructure. We also have a limited ability to control or monitor the operations and security of our third-party vendors and service providers, and there can be no assurance that the data, IT systems, OT systems or infrastructure owned or controlled by such third parties will be secure. Furthermore, we may have limited recourse with such third-party vendors or service providers in the event an issue arises. As we become more dependent on IT systems, OT systems and infrastructure to conduct our operations, and as the number, sophistication and severity of cyberattacks increases, the risks associated with cybersecurity increase. Additionally, as cybersecurity threats and incidents continue to evolve, we may be required to incur additional expenses to enhance our protective measures or to remediate any information security vulnerability, security breach or other similar incidents.
ICL Group Limited 23

These risks apply to both our operations and to the operations of third parties crucial to our business. Cybersecurity threats and incidents, characterized by uniqueness, persistence and constant evolution, may be carried out by organized crime, terrorists, hacktivists, nation-states, state-sponsored organizations or other threat actors with malicious intentions and significant resources and sophistication, any of which may see their frequency increased and effectiveness enhanced by the increasing use of artificial intelligence (AI). Given the high level of threat and sophistication, robust defense capabilities and increased resources are imperative, but cannot guarantee complete protection from cybersecurity risks. These risks encompass various forms, including, but not limited to, installation of malicious software, ransomware, viruses, social engineering (including phishing attacks and other forms of digital impersonation), denial of service attacks, employee theft or misuse, unauthorized access to data, software bugs, server malfunctions, software or hardware failure, and other cybersecurity threats and incidents. These risks may derive from human error, fraud or malice from employees or third parties or accidental technological failure and have increased in frequency, scope and potential impact in recent years, posing challenges in effective detection, defense, mitigation and remediation. Notably, these risks have been heightened in connection with ongoing global conflicts and other geopolitical events, and we cannot be certain how this new risk landscape will affect our operations. When geopolitical conflicts develop, critical infrastructures may be targeted by nation-states or state-sponsored organizations even if they are not directly involved in the conflict, and there can be no assurance that our business will not become a potential target.

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
ICL Group Limited 24

Compliance with and changes in data privacy and cybersecurity laws and regulations could require us to make substantial capital expenditures and incur costs and liabilities and adversely affect our performance

In the ordinary course of business, we collect, use, store, disclose, transfer and otherwise process personal information, including personal information specific to employees, customers, vendors and other individuals. We may transfer some of this personal information to third parties with whom we do business, such as our third-party vendors and service providers. Accordingly, we are subject to a variety of stringent data privacy and cybersecurity laws and regulations at the state, federal and international level, as well as contractual requirements, industry standards and other obligations related to data privacy and cybersecurity. For example, at the US state level, we are subject to, among other things, the California Consumer Privacy Act, as amended by the California Privacy Rights Act, which gives California residents certain rights with respect to their personal information. At the US federal level, we are subject to, among other things, the authority of the US Federal Trade Commission, which initiates enforcement actions in response to cybersecurity breaches and regulates unfair or deceptive acts or practices, including with respect to data privacy and cybersecurity. At the international level, we are subject to, among other things, the EU’s General Data Protection Regulation (the “GDPR”) and, following the withdrawal of the UK from the EU, the UK General Data Protection Regulation (i.e., a version of the GDPR as implemented into UK law), both of which impose strict obligations and restrictions concerning the processing of personal data and provide certain individual privacy rights to persons whose data is processed. While the GDPR and UK GDPR currently remain substantially similar, the U.K. government has adopted reforms to its data protection framework in the Data (Use and Access) Act 2025, which became law on June 19, 2025 (with implementation phased between June 2025 and June 2026) and will introduce significant changes from the GDPR.

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

The legal and regulatory environment surrounding data privacy and cybersecurity is rapidly evolving, and such laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material and adverse impact on our business. While we have implemented certain measures designed to comply with applicable data privacy and cybersecurity laws and regulations, as well as contractual requirements, industry standards and other obligations, such laws and regulations are in some cases relatively new and the interpretation and application of these laws and regulations are uncertain. Thus, there can be no assurance that our efforts will be deemed compliant with such laws and regulations. As discussed earlier, we are also subject to the risks of cybersecurity threats or incidents, which may themselves result in a violation of such laws and regulations and may require us to report certain incidents to affected individuals or the relevant regulatory authorities. Compliance with these laws and regulations, other similar laws and regulations that may be enacted in the future and other applicable data privacy and cybersecurity obligations could also cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business. Any failure, or perceived failure, by us to comply with applicable data privacy and cybersecurity obligations could result in enforcement actions, investigations, litigation, imposition of fines or civil or criminal penalties. We also post public privacy policies and other documentation regarding our collection, use, storage, disclosure, transfer and other processing of personal information, and any actual or perceived failure to comply with our published privacy policies and other documentation may carry similar consequences if our published policies and other documentation are found to be deceptive, unfair or misrepresentative of our actual practices. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
ICL Group Limited 25

Failure to retain and/or recruit personnel for key operational/professional positions, or to attract additional executive and managerial talent, could materially and adversely affect our business

Given the complexity of our businesses and their global reach, we rely upon our ability to recruit and retain skilled management and other employees, including engineers, agronomists, scientists, technical equipment operators, programmers, data scientists, and other employees with special expertise. Much of our competitive advantage is based on the expertise, experience and know-how of our key personnel. Any loss of service from key members of our organization, or any reduction in our ability to continue to attract high-quality employees, may delay or prevent the achievement of major business objectives and may have a material adverse effect on our business, financial condition and results of operations.

We may not succeed in reducing our operating expenses through the various efficiency programs implemented across the Company's sites

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

The Company relies on access to capital markets as it borrows money from various sources to fund its operations and it frequently engages in refinancing activities

The level at which the Company is leveraged could affect our ability to obtain additional financing for acquisitions, refinancing existing debt, working capital or other purposes, could adversely affect our credit rating, and could make us more vulnerable to industry downturns and competitive pressures, as well as to interest rate and other refinancing risks. In addition, capital markets have been more volatile in recent years. Such volatility may adversely affect our ability to obtain financing on favorable terms at times in which we need to access the capital markets. Our ability to refinance existing debt and meet our debt service obligations will be dependent upon our future performance and access to capital markets, which will be subject to financial, business and other factors affecting our operations (including our long-term credit ratings), many of which are beyond our control. Our credit rating may be downgraded, among other things, due to our future performance, the degree we are leveraged and deterioration of the business environment.

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

In September 2021, the Company entered into a sustainability linked loan (SLL) agreement and in April 2023, into a Sustainability-Linked Revolving Credit Facility Agreement, both of which includes sustainability performance targets, any failure to comply with these targets or failure to successfully track certain measurements we need to provide pursuant to the SLL, may result in penalties and impede our efforts to raise funds, which may not be available to us on favorable terms or at all, especially as such loans become increasingly common. For further information, see Note 13 to our Audited Financial Statements.

The Company is exposed to risks relating to its current and future activity in emerging markets

We operate in several emerging markets and may have future activities in additional emerging markets. Activity in these regions is exposed to the socioeconomic conditions, as well as to the laws and regulations governing the agricultural, food and industrial sectors in these countries. The additional risks entailed in operating in emerging markets include, but are not limited to, high inflation rates; extreme fluctuations in exchange rates, martial law, war or civil war; social unrest; organized crime; expropriations and nationalizations; rescindment of existing licenses, approvals, permits and contracts; frequent and significant changes in taxation policies; restrictions on the use and trade of foreign currency. Governments in certain jurisdictions often intervene in the country’s economy, and at times even introduce significant changes to policy and regulations. Changes in the policies governing the food, agricultural and industrial sectors or changes in political attitudes in the countries wherein we operate could adversely affect our operations or profitability. Our operations could be affected at various degrees by governmental regulations relating to production limitations, price controls, controls of export, currency transfer, product imports and supply, taxes and royalties, divesture of property, licenses, approval and permits, environmental issues, real estate claims by residents, water use and workplace safety. Failure to comply with domestic laws, regulations and procedures may result in the loss, revocation or divesture of licenses, or the imposition of additional local oversight of activities or other interests. We monitor developments and policies in emerging markets in which we operate and regularly assess their potential effect on our operations; however, such developments cannot be accurately anticipated, and, if they occur, could adversely and materially affect our business and profitability.
ICL Group Limited 26

Risks Related to Our Industry

Sales of our fertilizer products are subject to the conditions in the agricultural industry

Most of our fertilizer products are sold to producers of agricultural produce. Fertilizer sales may be adversely affected as a result of a decline in agricultural produce prices or the availability of credit, or other events that cause farmers to plant less and consequently reduce their use of fertilizers. For example, periods of high demand, increasing profits, and high-capacity utilization tend to lead to new investment in crops and increased production. This growth increases supply until the market becomes over‑saturated, leading to declining prices and capacity utilization, until the cycle repeats. As a result, the prices and quantities of fertilizer products sold have been volatile. As potash and phosphate prices and quantities sold have a very significant influence on our business results, low prices and/or low quantities could cause our results of operations to fluctuate and, potentially, materially deteriorate.

The prices at which we sell our fertilizer products, and our sales volumes could fall in the event of industry oversupply conditions, which could have a material adverse effect on our business, financial condition and results of operations. Alternatively, high prices may lead our customers to delay purchases in anticipation of lower prices in the future, thereby decreasing our sales volumes. These factors could materially and adversely affect our business, financial condition and results of operations.

In addition, government policies, and specifically, subsidy levels, may affect the number of agricultural crops and, as a result, sales of our fertilizer products. Generally, reductions in agricultural subsidies to the farmer or increases in subsidies to local fertilizer manufacturers in countries where we sell our products have an adverse effect on our fertilizer business. In addition, the ongoing trade dispute between the US and China may also affect the sales of some of the Company’s products through continued imposition of existing tariffs or increased tariffs or other trade barriers that may negatively affect our sales directly and/or indirectly by affecting our customers’ business and operations, which in turn could materially and adversely affect our business, financial condition and results of operations.

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

Sales of our Industrial Products and Phosphate Solutions segments’ products are affected by various factors that are not within our control, including developments in the end markets of industrial materials and food, legislative changes, increased competition, recession or economic slowdown and changes in currency exchange rates

Sales of products in our Industrial Products and Phosphate Solutions segments are affected by global economic conditions in the markets in which we operate. For example, our sales may be affected by a slow economic recovery or any reversal thereof in Europe. In addition, we have significant manufacturing operations in Europe, and a large portion of our European sales are denominated in euros, while some of our competitors are manufacturers located outside Europe whose operational currency is the US dollar. As a result, a strengthening of the euro exchange rate against the US dollar increases the competitive advantage of these competitors. Furthermore, increased competition, including the entry of new competitors and substitute products in the industrial products markets, could exert additional pressure on prices, market share, and margins, and adversely affect our business and results of operations.
ICL Group Limited 27

The sales of oil drilling products depend on the extent of operations in the oil drilling market, mainly in deep-sea drilling, which in turn is dependent on oil prices, and on the decisions of oil companies regarding rates of production.

The operation of the Phosphate Solutions segment in the food industry is affected by legal provisions and licensing regulations relating to health. This area is characterized by stringent regulatory requirements that are updated from time to time by enforcement agencies. Adjustments of our operations to the changes in regulation, including the technological complexity and feasibility of such adjustments, may adversely affect the sales of our products.

In addition, the ongoing trade dispute between the US and China may also affect the sales of some of our products through continued imposition of existing tariffs or increased tariffs or other trade barriers that may negatively affect our sales directly and/or indirectly by affecting our customers’ business and operations, which could materially and adversely affect our business, financial condition and results of operations.

Sales of our magnesium products are affected by various factors that are not within our control, including developments in the end markets of magnesium, legislative changes, recession or economic slowdown, changes in currency exchange rates, antidumping and countervailing duties

Sales of our magnesium products are affected by global economic conditions in the markets in which we operate. For example, our sales may be affected by any economic reversal in the aluminum sector, steel sector, and the casting sector of parts made using magnesium alloys (mainly for uses in the vehicle industry).

In addition, environmental regulations, significant changes in the US dollar against the NIS exchange rate and trade barriers may negatively affect our results of operation directly and/or indirectly by affecting our customers’ business and operations, which could materially and adversely affect our business, financial condition and results of operations.

The Company’s magnesium activities may be subject to antidumping and countervailing duties on imports of magnesium that are imposed in order to protect the local producer in the target markets. If such duties are imposed, it may result in difficulties or inability to sell our magnesium products in these markets and thus negatively affect the Company's magnesium activities economic viability.

Our operations are subject to a crisis in financial markets

As a multinational company, ICL's financial results are affected by global economic trends, changes in trade and financing terms, and fluctuations in currency exchange rates. A crisis in the financial markets could result in a reduction in the international sources of credit available for the purpose of financing business operations. The impact of such a crisis might be expressed in terms of availability of credit to us and the price of credit or reduce our customers’ ability to pay us for past or future purchases.
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

Our manufacturing facilities contain sophisticated manufacturing equipment. In the event of a major disruption in the operations of any of this equipment, we may not be able to resume manufacturing operations for an extended period. The occurrence of material operating problems at our facilities may have an adverse and even material effect on us during and after the period of such operational difficulties, and expose us to significant liabilities and costs, dependent on the continued operation of our production facilities. For example, a malfunction in the operation of the dredger as part of the salt harvesting activity in DSW, designed to maintain a fixed brine volume at Pond 5, could harm, and even materially so, the production capacity of extracted minerals, and thereby adversely and materially affect our operations.

For further information, see “Item 4 – Information on the Company — B. Business Overview”, and Note 18 to our Audited Financial Statements.

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

Failure to implement, or a deviation from our safety measures and standards, or failure to prevent or appropriately respond to a safety-related incident, or other operational risks, may result in personnel injuries or fatalities, production shutdowns, disruption of operations and significant legal and financial liabilities. The occurrence of material safety incidents at our facilities could have a material adverse effect on us, and we may be exposed to substantial liabilities and costs under such circumstances.

For further information, see “Item 4 – Information on the Company — B. Business Overview “.
ICL Group Limited 29

We are exposed to the risk of third‑party and product liability claims

We are also exposed to risk of liability related to damage caused to third parties by our operations or by our products. We have third‑party liability insurance for damages caused by our operations and for product liability. However, there is no certainty that this insurance will fully cover all damage for such liability, and we may not be able maintain insurance at a reasonable cost. Moreover, sales of defective products by us might lead to a recall of products by us or by our customers. In addition, the sale of defective products, as well as damage caused to third parties, by our activities or our products may harm our public image and reputation and, as a result, materially and adversely affect our business, financial condition and results of operations.

Product recalls or other liability claims as a result of food safety and food-borne illness concerns could materially and adversely affect us

We develop and produce functional food ingredients and supplements, as well as phosphate additives for the food industry. Selling ingredients, supplements and additives used in products sold for human consumption involves inherent legal and other risks, including product contamination, spoilage, product tampering, allergens, or other adulteration. We could decide to, or be required to, recall products due to suspected or confirmed product contamination, adulteration, misbranding, tampering, or other deficiencies. Product recalls or market withdrawals could result in significant losses due to their costs, the destruction of product inventory, and lost sales due to the unavailability of the product for a period of time.

Because food safety issues could be experienced at the source or by food suppliers or distributors, food safety could, in part, be beyond our control. Regardless of the source or cause, any report of food-borne illness or other food safety issues such as food tampering or contamination of products that contain our ingredients or additives could adversely impact our reputation, hindering our ability to renew contracts on favorable terms or to obtain new business, and have a negative impact on our sales. Even instances of food-borne illnesses, food tampering or contamination of products that do not contain our ingredients or additives could result in negative publicity and could negatively impact on our sales.

We may also incur losses if our products or operations violate applicable laws or regulations, or if our products cause injury, illness, or death. A significant product liability claim, legal judgment, regulatory enforcement action against us, or product recall, may materially and adversely affect our reputation and profitability. Awards of damages, settlement amounts and fees and expenses resulting from such claims and the public relations implications of any such claims could have an adverse effect on our business. The availability and pricing of insurance coverage for damages claims are subject to market conditions beyond our control, and such insurance may not cover all related costs or damages to our reputation. Furthermore, even unfounded or unsuccessful claims may generate negative publicity that could materially and adversely affect our business, financial condition and results of operations.
ICL Group Limited 30

Our insurance policies may not be sufficient to cover all actual losses that we may incur in the future

We maintain, among others, property, environmental, business interruption, cyber, casualty, professional and malpractice insurance policies. However, we are not fully insured against all potential hazards and risks incidental to our business, including damages which may be caused by the negligence of our employees. We are subject to various self‑retentions and deductibles under these insurance policies. As a result of market conditions, our loss experience and other factors, our premiums, self‑retentions and deductibles for insurance policies can increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. In addition, significantly increased costs could lead us to decide to reduce, or possibly eliminate, coverage. As a result, a disruption of the operations at one of our key facilities or a significant casualty could have a material adverse effect on our financial condition and results of operations. Furthermore, our insurance may not fully cover our expenses related to claims and lawsuits that may be filed against us, or expenses related to legislation that is being promoted and enacted with adverse effect on us. In addition, it is possible that there are risks that we did not identify and are thus not covered by the insurance policies acquired by the Company.

Risks Related to Our Operations in Israel and/or to the Company being an Israeli Company

Due to our location in Israel and/or being an Israeli company, which also operates outside of Israel, our business and operations may be exposed to war or acts of terror

War, acts of terror and/or governmental instability in the regions where we operate are likely to negatively impact us. This impact may manifest itself in production delays, distribution delays, loss of property, increasing cyber-attacks, injury to employees, political sanctions and difficulties in obtaining insurance coverage or increased insurance premiums. In addition, the company may face risks relating to boycotts, sanctions, bans, and other targeted actions due to geopolitical factors associated with its Israeli origin. These actions can lead to decreased sales and revenue, reputational damage, operational disruptions, and legal challenges.

Our plants may be potential targets for terrorist acts due to the nature and volume of chemicals stored on site. As of the date of the reports, we maintain partial property and business interruption insurance coverage for damage arising from war or acts of terror, in addition to compensation from the State of Israel pursuant to applicable Israeli law, which covers physical property damage only and does not take into account reinstatement values. While we have not experienced any material business interruptions due to war or acts of terror since the establishment of our initial facilities in the 1950s, there can be no assurance that such interruptions will not occur in the future.

Our IT systems, OT systems, and infrastructure, and those of our third-party vendors and service providers constitute a basic platform for operational continuity and are also potential targets of malware and other cyberattacks. Potential cybersecurity threats and incidents can cause, among other things, damage to such systems and our plants, data loss, software vulnerability and external and internal access to sensitive and confidential information, including personal information. We have implemented a plan designed to safeguard and back up such systems. Such implementation includes separation of our information networks from the computerized process systems, physical protection of the computer rooms and terminals and training of employees. However, there is no assurance that the Company will successfully accomplish complete protection from cybersecurity risks. For more information, see “Any cyberattack, interruption, breakdown, destruction, disruption, cybersecurity breach or other similar incident with respect to our, or our vendors’ or service providers’, IT systems, OT systems or infrastructure could materially and adversely affect our business”.
ICL Group Limited 31

In October 2023, the Israeli government declared a state of war in response to attacks on its civilians in the southern region of the country, which subsequently escalated to other areas. On October 9, 2025, Israel signed a ceasefire agreement. On February 28, 2026, a coordinated attack by Israel and the United States was launched in response to threats from Iran, which subsequently escalated into a conflict involving Lebanon along Israel’s northern border. The security situation over the past two years, including recent developments, has created several challenges, including disruptions to supply chains and shipping routes, personnel shortages due to recurring rounds of mobilization for reserve duty, additional costs to protect Company sites/assets, effects of reluctance to perform contractual obligations in Israel during hostilities, various bans and limitations on trade and cooperation with Israel related entities, and fluctuations in foreign currency exchange rates relative to the Israeli shekel. Additionally, ongoing regional tensions – including Houthis threats to commercial vessels – continue to disrupt shipping routes and commercial shipping arrangements, leading to increased shipping costs.

We continue to take measures to ensure the safety of our employees and business partners, as well as the communities in which we operate. We have also implemented supportive measures to accommodate those of our employees who are called for reserve duty, aiming to minimize any potential impact on our business, and to avoid disruptions to production activities at our facilities in Israel.

We continuously monitor developments and will take all necessary actions to minimize any negative consequences to our operations and assets. As of the reporting date, the security situation has not had a material impact on our business results. However, its future effects remain uncertain due to the unpredictable nature and duration of the conflict.

The ultimate impact of war, acts of terror and/or governmental instability is highly uncertain and subject to change. To the extent such events negatively impact our business, results of operations, liquidity or financial condition, they may also amplify many of the other risks described in this “Risk Factors” section.

We conduct operations in Israel and therefore our business, financial condition and results of operations may be materially and adversely affected by political, economic and military instability in Israel and its region

Our headquarters, some of our operations, and some of our mining facilities are located in Israel and many of our key employees, directors and officers are residents of Israel. Accordingly, political, economic and security conditions in Israel and the surrounding region may directly affect our business. Since the establishment of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors, as well as Iran, Hamas (an Islamist militia and political group in the Gaza Strip), Hezbollah (an Islamist militia and political group in Lebanon), and additional militant groups. The most recent conflict is the war in the south of Israel, which escalated to other areas and is still ongoing despite recent cease-fire agreements that may escalate at any time. In addition, some of our manufacturing and mining facilities in Israel are located in close proximity to international borders and in areas that are not fully fenced or continuously protected by military or security forces. As a result, these facilities may be particularly vulnerable to security incidents, infiltration attempts, or other hostile activities, which could lead to damage to property, injury to personnel, business interruption, and increased security costs.
ICL Group Limited 32

Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners, including shipping route disruptions, could materially and adversely affect our business, financial condition and results of operations and could result in, inter alia, lowering the credit rating of the State of Israel, making it more difficult for us to raise capital. Recent political uprisings, social unrest and violence in various countries in the Middle East and North Africa, including some of Israel’s neighbor states, are affecting the political stability of those countries. This instability may lead to further deterioration of the political relationships that exist between Israel and these countries and has raised concerns regarding security in the region and the potential for more armed conflict. In addition, Iran threatens to continue attacking Israel and is widely believed to be developing nuclear weapons.

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

Our operations may be disrupted as a result of the obligation of Israeli citizens to perform military reserve service

Many Israeli citizens are obligated to perform one month, and in some cases more, of annual military reserve service until the age of 45 (or older, for reservists with certain occupations) and, in the event of a military conflict, may be called to active duty. In the last two years, as a result of the war in Israel, approximately 15% of ICL employees in Israel were drafted in multiple rounds for army reserve duty. We made some adjustments to our operations, to meet customer commitments and production requirements without incurring any material impact. Although periods of significant callups of military reservists have had no material impact on our operations to date, it is possible that future military reserve duty rounds will adversely disrupt our operations.

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
ICL Group Limited 33

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

In light of the Company’s listing for trading on a stock exchange in the US and considering the fact that our parent company is subject only to the Israeli securities law, we are subject, in certain aspects, to both Israeli law and US law, a fact which may cause us to face both reporting and legal conflicts.

In recent years we have seen a significant rise in the filing of class actions in Israel against public companies, including derivative actions against the company, its executives and Board members

In recent years we have seen a significant rise in the filing of class actions and derivative actions in Israel against companies, executives and Board members. While most of such claims are dismissed, companies like ICL are forced to increasingly invest resources, including monetary expenses and investment of management attention due to these claims. This state of affairs could adversely affect the willingness of our executives and Board members to make decisions that could benefit our business operations. Such legal actions could also be brought with respect to the validity or reasonableness of decisions made by our Board of Directors.

Due to the nature of such actions, these claims may be for very high amounts and the costs of defending against such actions may be substantial, even if the claims are without merit from the outset. In addition, our insurance policies include coverage limitations, are restricted to certain causes of action and may not cover claims for certain types of damages, including intangible damages.

For information respecting legal proceedings and actions, see Note 18 to our Audited Financial Statements and “Item 8 - Financial Information— A. Consolidated Statements and Other Financial Information”.
ICL Group Limited 34

Risks Related to Our Ordinary Shares

We have one key shareholder who is our controlling shareholder. This controlling shareholder may influence decision making with which other shareholders may disagree

As of December 31, 2025, the Israel Corporation Ltd. (“Israel Corp.”) holds the controlling interest in the Company.

The interests of Israel Corp. may differ from the interests of other shareholders. Israel Corp. exercises control over our operations and business strategy and has sufficient voting power to control many matters requiring approval by our shareholders, including:

•	The composition of our Board of Directors (other than external directors, as described under “Item 6 - Directors, Senior Management and Employees— C. Board Practices”.

•	Mergers, acquisitions, divestitures or other business combinations.

•	Future issuances of ordinary shares or other securities.

•	Amendments to our Articles of Association, excluding provisions of the Articles of Association that were determined by virtue of the Special State Share.

•	Dividend distribution policy.

In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive the investor of a possible premium for his ordinary shares as part of a sale of our Company. Moreover, because of the Company’s control structure, our shares may be subject to low tradability, which may hinder the sale and/or exercise of our shares. Furthermore, Israel Corp. may conduct material transactions in our shares, such as its existing margin loans that are secured by pledges of ICL shares, and/or in their organizational structure, that we will not be able to influence but that may have a material adverse effect on our share price.

The existence of a Special State Share gives the State of Israel veto power over transfers of certain assets and shares above certain thresholds, and may have an anti‑takeover effect

The State of Israel holds a Special State Share in our Company and in some of our Israeli subsidiaries. The Special State Share entitles the State of Israel, among other things, to restrict the transfer of certain assets and some acquisitions of shares by any person that would become a holder of specified amounts of our share capital. Because the Special State Share restricts the ability of a shareholder to gain control of our Company, the existence of the Special State Share may have an anti‑takeover effect and therefore depress the price of our ordinary shares. Furthermore, the existence of the Special State Share may prevent us from realizing and developing business opportunities that may come across. In 2018, an inter-ministerial team was established, led by the Ministry of Finance, with the purpose of regulating the authority and oversight concerning the Special State Share, as well as reducing the regulatory burden. In January 2019, the team's work was suspended. The Company is unable to estimate the potential implications of this process, if any, but it is possible that the introduction of regulatory provisions, coupled with stricter enforcement, could increase uncertainty in managing the Company’s operations related to natural resources in Israel, and may have a material adverse effect on its business, financial condition, and results of operations. If such process is completed and it leads to the replacement of the Special State Share, this could constitute a change of control under our international bonds.
ICL Group Limited 35

The market price of our ordinary shares is subject to fluctuation, which could result in substantial losses for our investors

The stock market in general, and the market price of our ordinary shares in particular, are subject to fluctuation, and changes in our share price may occur independently of our actual operating performance. The market price of our ordinary shares on the TASE or NYSE has fluctuated in the past and is expected to continue fluctuating in the future. The market price may be influenced by factors including, among others:

•	Expiration or termination of licenses and/or concessions.

•	Uncertainties and developments related to the DSW concession.

•	General stock market conditions.

•	Decisions by governmental authorities affect our business.

•	Significant legal rulings impacting our operations and financial results.

•	Variations in our and our competitors’ results of operations.

•	Changes in earnings estimates or analyst recommendations.

•	Broader market dynamics and other factors, including factors unrelated to our operating performance.

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

Shareholders may be diluted by the future issuance of additional ordinary shares, among other reasons, for purposes of carrying out future acquisitions, financing needs, and also as a result of our incentive and compensation plans

As at the date of this Annual Report, we have approximately 170 million NIS 1 par value (approximately $53 million) shares authorized but unissued. We may choose to raise substantial equity capital in the future to acquire or invest in businesses, products or technologies and other strategic relationships and to finance unanticipated working capital requirements to respond to competitive pressures. The future issuance of additional ordinary shares, or any securities exercisable for or convertible into our ordinary shares, may dilute existing shareholders reducing their percentage ownership.

For example, as at the date of the report, there are about 30 million outstanding options for our ordinary shares that were issued under our incentive and compensation plan. For further information, see Note 19 to our Audited Financial Statements and Item 6 - Directors, Senior Management and Employees—E. Share Ownership.
ICL Group Limited 36

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

Our ordinary shares are traded in different markets which may result in price variations

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

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the US Securities Exchange Act of 1934, as amended (the “Exchange Act”), related to the furnishing and content of proxy statements and the requirements of Regulation FD (Fair Disclosure), and our directors, officers and principal shareholders are exempt from the short‑swing profit recovery provisions of Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

The Company has a history of quarterly fluctuations in the results of its operations due to the seasonal nature of some of its products and its dependence on the commodities markets. Revenues below seasonal norms may disappoint investors and result in a decline in our share price

We have experienced, and expect to continue to experience, fluctuations in our quarterly results of operations due to the mix of products we sell and the different countries in which we operate. Our sales have historically been stronger in the second and third quarters of each year. In the past years, we are witnessing changes in seasonal patterns which are reflected in high off-season demand as a result of governments’ food security strategies and the like, which increases uncertainty regarding future seasonality fluctuations. If, for any reason, our revenues are below seasonal norms, we may not be able to recover these sales in subsequent periods, and our annual results of operations may not meet expectations. If this occurs, the market price of our ordinary shares could decline.
ICL Group Limited 37

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

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as US public companies whose securities are registered under the Exchange Act. However, the Company is required to make certain filings with the SEC, including an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC. While, beginning March 18, 2026, officers and directors of the Company will be required to comply with the reporting requirements of Section 16 with respect to their beneficial ownership of the Company’s securities, our principal shareholders are not required to report beneficial holdings under Section 16(a) of the Exchange Act, and our directors, officers and principal shareholders continue to be exempt from the insider short-swing profit recovery regime under Section 16(b) of the Exchange Act with respect to their purchase and sale of ordinary shares.

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

As of December 31, 2025, Israel Corp. held approximately 43.11% of our outstanding ordinary shares and approximately 43.93% of the shareholders' voting rights.
ICL Group Limited 38

The following is a list of significant acquisitions and divestitures over the last several years:

•
In January 2026, the Company acquired 49.9% of Bartek Ingredients' shares. Bartek is a global leader in food-grade malic and fumaric acids, serving hundreds of customers and distributors across the food, beverage, confectionery, bakery and other end-markets worldwide. These functional food ingredients are used by food and beverage companies to enhance flavor profiles, extend shelf life, and improve overall product quality.

•
In July 2024, the Company acquired Custom Ag Formulators (CAF), a North American provider of customized agriculture formulations and products customized for growers. CAF offers a diverse assortment of liquid adjuvants and enhanced nutrients, as well as various other specialty products.

•
In February 2024, the Company acquired Nitro 1000, a manufacturer, developer and provider of biological crop inputs in Brazil. Nitro 1000’s products mainly target soybean, corn and sugar cane crops, and their application replaces or optimizes the use of fertilizers. These products help farmers increase profitability, as well as offer more sustainable options.

For further information regarding our significant acquisitions, see Note 8 to the Audited Financial Statements. For information regarding our principal capital expenditures during the last three fiscal years, see “Item 5 - Financial Results and Business Overview— B. Liquidity and Capital Resources”.

B. BUSINESS OVERVIEW

Company Overview

ICL Group Ltd. is a global leader in agriculture, food and industrial solutions, utilizing its unique mineral resources and extensive expertise to address key sustainability challenges related to food security and access to essential minerals. ICL is focused on driving long-term growth through its specialty agriculture and food businesses, while strategically managing its bromine, potash, and phosphate mineral resources. ICL’s global professional workforce is dedicated to expanding its growth engines and efficiently operating – both structurally and economically – while maintaining and optimizing its core operations. The Company’s operations are organized under four segments: Industrial Products (Bromine), Potash, Phosphate Solutions and Growing Solutions.

Our principal assets include:

•	Access to one of the world’s richest, longest‑life and lowest‑cost sources of potash and bromine (the Dead Sea).

•	A potash mine and processing facilities in Spain.

•	Bromine compounds processing facilities in Israel, the Netherlands and China.

•
A unique integrated phosphate value chain that extends from phosphate rock mines in Israel and in China to value‑added downstream products produced in facilities located in Israel, Europe, the US, Brazil, Australia and China. Our specialty phosphates serve the food industry by providing texture and stability solutions to the meat, meat alternatives, poultry, sea food, dairy and bakery markets, as well as numerous other industrial markets, such as metal treatment, water treatment, oral care, carbonated drinks, asphalt modification, paints and coatings and more.

ICL Group Limited 39

•	Polysulphate® resources in the UK.

•	Customized, highly effective specialty fertilizers that provide improved value to growers, provide essential plant nutrition, optimize crop yields, and reduce environmental impact.

•	A focused and highly experienced team of technical experts that develop production processes, new applications, formulations and products for our agricultural and industrial markets.

•
A strong crop nutrition sales and marketing infrastructure that optimizes distribution channels of commodity, specialty and semi-specialty fertilizers by leveraging its commercial excellence, global operational efficiency, region-specific knowledge, agronomic and R&D capabilities, logistical assets and customer relationships.

•
Research & Development and Innovation: We benefit from our proximity to Israel’s global-leading high-tech and agri-tech eco-system, as well as our vast agronomy and chemistry knowledge that we have accumulated over decades. Our extensive global R&D infrastructure includes 24 R&D and Innovation centers around the world that employ 300 highly experienced personnel who have obtained our 945 active patents in 175 patent families. ICL's R&D unit supports the development of new, innovative products, applications and formulations for each of our operating segments through internal research, employee ideation and collaborative research with third parties.

•	An extensive global logistics and distribution network with operations in over 30 countries.

For the year ended December 31, 2025, we generated total sales of $7,153 million, operating income of $580 million, adjusted operating income of $873 million, net income attributable to the shareholders of the Company of $226 million and adjusted net income attributable to the shareholders of the Company of $465 million. See "Item 5 – Financial Results and Business Overview– A. Operating Results" and Note 5 to our Audited Financial Statements.

Sales in the Industrial Products segment totaled $1,254 million, with operating profit attributable to the segment of $220 million. The Potash segment generated sales of $1,714 million and operating profit of $298 million. The Phosphate Solutions segment reported sales of $2,333 million and operating profit of $342 million. Sales in the Growing Solutions segment totaled $2,063 million, with operating profit attributable to the segment of $135 million.

For a breakdown of sales and a geographic market by segments, see “Item 5 – Financial Results and Business Overview— A. Operating Results” and Note 5 to our Audited Financial Statements.
ICL Group Limited 40

Markets and Industries

General

Our strategy focuses on addressing three global mega trends: food availability, access to mineral resources, and deglobalization. ICL positions itself as a strategic player addressing these trends, supported by access to key mineral resources – mainly potash, phosphate and bromine. Our business is structured around these three mineral value chains, which serve as the primary raw materials for many of the value-added downstream products in our portfolio. Our operations are organized under four reporting segments: Industrial Products, Potash, Phosphate Solutions and Growing Solutions. The segments represent a specific value chain, and we are leaders in each of these segments – either in terms of market share or cost competitiveness.

We are well represented geographically – across Europe, North and South America, and Asia, both in terms of sales and production. This geographic diversity enables us to provide global reach with local empowerment, which is especially important as more countries are turning inward, in the search for critical solutions.

Our Industrial Products segment primarily operates our bromine value chain, which includes elemental bromine and bromine compounds used in a wide range of industrial applications, including bromine-based flame retardants for electronics components. This segment also operates several complementary businesses, mainly phosphorous-based flame retardants, used mainly in building and construction, and additional Dead Sea minerals serving industries like pharmaceutical, food, oil and gas, and de-icing.

Our Potash segment operates our potash value chain and includes primarily potash fertilizers and our magnesium business (a byproduct of potash production), which produces and sells pure magnesium and magnesium alloys, as well as chlorine and sylvinite.

Our Phosphate Solutions segment is based on our phosphate value chain. It includes specialty phosphate salts and acids used across a wide range of end-markets and applications, including food and beverage, pharmaceuticals, oral care, building and construction, paints and coatings, cleaning, water treatment, and other industrial applications. This segment also produces commodity phosphates, primarily used as fertilizers. Additionally, through ICL’s YPH joint venture in China, the segment manufactures raw materials for LFP batteries, which are essential for electric vehicles (EVs) and for energy storage applications.

Our fourth segment, Growing Solutions, includes our specialty fertilizers business. This segment strives to enhance its broad portfolio of solutions in the specialty crop nutrition space. In 2024, ICL strengthened this segment through two strategic acquisitions: a biologicals solutions company in Brazil and a specialty plant nutrition company in North America. These acquisitions positioned ICL as a leading specialty plant nutrition provider in Brazil and significantly expanded our global footprint. Additionally, in 2024, Growing Solutions enhanced its presence in China through a five-year agreement with AMP Holdings Group Co. Ltd., one of China's leading agricultural distributors, to market specialty water-soluble fertilizers.
ICL Group Limited 41

Agriculture Markets

Fertilizers

Our Growing Solutions, Potash and Phosphate Solutions business segments produce both commodity and specialty for agriculture markets worldwide. Fertilizers serve an important role in global agriculture, by providing vital nutrients to increase both crop yield and quality. Nitrogen, phosphorus and potassium (N, P and K) constitute the three major nutrients required for plant growth, and there are no artificial substitutes for potassium and phosphorus. Although these nutrients are naturally found in soil, they are depleted over time by farming, which can lead to declining crop yields and land productivity. To replenish these nutrients, farmers must apply fertilizers.

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
ICL Group Limited 42

Short-term demand for fertilizers is volatile, seasonal and affected by various factors, such as the weather in the world’s key agricultural growing regions, fluctuations in planting of main crops, agricultural input costs, agricultural product prices, and developments in biotechnology. Some of these factors are influenced by various countries’ government subsidies and environmental regulations or by the financing opportunities available to farmers or producers of agriculture inputs. In addition, currency exchange rates, legislation and international trade policies have an impact on the supply, demand and level of consumption of fertilizers worldwide. Despite any short-term issues, we expect that the upward growth trend in fertilizer markets will be maintained over the long-term.

Global fertilizer demand is also driven by the supply/demand balance for grains and other agriculture products, which impacts prices. Supply of agriculture products is influenced by weather, planted areas and input usage, while demand is primarily influenced by population growth and dietary changes in the developing world.

Population and Income Growth per Capita. Historically, growth in global fertilizer consumption has been closely correlated to the growth of the world’s population, which is expected to grow from 8 billion in 2024 to 9.7 billion by 2050, according to the United Nations (UN). Economic growth in emerging markets supports food demand and, as a result, fertilizer use. In addition, growth in income per capita in developing markets is resulting in a shift to more protein rich diets through higher meat consumption, which requires larger quantities of grain for livestock. According to estimates published by the International Monetary Fund (IMF), GDP per capita in emerging markets and developing economies (current prices) is expected to remain relatively flat between 2025 and 2026 at roughly 4.2%.

Declining Arable Land per Capita. As global population grows, mainly in cities, farmland per capita decreases and more food production is needed from each acre of farmland, which requires increased yield per planted area. New arable land is available only in limited quantities and is concentrated in a limited number of areas. Therefore, the only viable path to increased crop production is by increasing yields in developing regions – mainly in China, India, Russia, Africa and Central America. This can be achieved by optimizing the use of fertilizers - especially improving the balance in the use of potash, which is underutilized versus nitrogen fertilizers - together with improved water availability and improved seeds.

Grain Stock‑to‑Use Ratio. Stocks are an important market variable, which represent inventories at a point in time, and reflect the balance between supply and demand. The stock-to-use ratio also indicates the level of carryover stock for any given commodity, as a percentage of the total demand or use. High stock-to-use ratio indicates that more supply is available, generally leading to lower prices. Conversely, low stock-to-use ratio indicates a tight supply situation and higher prices.

This ratio also can be used to indicate whether current and projected stock levels are critical or plentiful. Comparing the current year's stock-to-use ratio with years when carryover stocks were below normal – as well as years when carryover stocks were above normal – will help provide an estimate as to the direction of the price trend, as well as the probable extent of price changes.

The ratio is illustrated in the chart below, from 2000 until 2012/13, growing pressure on food demand and unfavorable weather resulted in low stocks relative to consumption. Between 2012/13 and 2017/18, pressure on stocks eased as grain harvests improved. Whereas harvests have generally continued positively in the main growing areas around the globe, persistently firm consumption has seen the ratio tighten again in recent years. Any unexpected and/or significant weather events will pose a risk, likely sending crop prices higher.
ICL Group Limited 43

The 2024/25 and 2025/26 crop cycles benefited from generally favorable weather conditions, supporting yields in key growing regions and exerting downward pressure on prices. While corn, wheat, and rice prices fell by 2.1%, 9.7%, and 30.4%, respectively, year-on-year, soy bucked the trend, rising 6.5% in 2025.

The WASDE (World Agricultural Supply and Demand Estimates) report, published by the USDA in January 2026, showed a continued decrease in the expected ratio of global inventories of grains to consumption to 26.7% for the 2025/26 agriculture year, compared to 26.9% for the 2024/25 agriculture year, and 28.3% for the 2023/24 agriculture year.

ICL Group Limited 44

Specialty Agriculture

Specialty fertilizer markets are estimated to grow at a CAGR of 6.5% from 2025 to 2030, depending on the market segment (Luclntel, 2023), which is faster than the conventional fertilizer market. Farmers use specialty fertilizers to meet the needs of specific crops, soil types and climates, to achieve more efficient and effective fertilization, and to maximize yield and quality. Specialty fertilizers allow for more precise application of the critical foundations for plant development and are generally used for specialty crops - such as fruits and vegetables, greenhouses and horticulture. In recent years, usage has also expanded to larger specialty field crops. The global increase in the demand for food is expected to drive a related increase in the use of specialty fertilizers. These fertilizers include enhanced efficiency fertilizers, such as controlled release fertilizers (CRF), which allow for the precise release of nutrients over time and delayed or slow-release fertilizers (SRF), which allow for a very slow release of nutrients (nitrogen and potassium only). Other enhanced efficiency fertilizers include liquid fertilizers, integrated into irrigation systems and in herbicides, and fully water-soluble fertilizers, which are most commonly used for fertilization by means of drip irrigation systems and foliar spraying.

The expected market growth of specialty fertilizers is supported by the following global trends:

The need for an increase in yields and crop quality

Enhanced efficiency fertilizers, which include CRFs, increase the quality and yield of crops through more efficient crop uptake of nutrients. Many specialty-fertilizer field trials in various growing regions have already demonstrated the benefits of using new fertilizer technologies and, as a result, the enhanced efficiency fertilizers category is rapidly growing globally.

Regulatory pressure and environmental trends

Environmental regulations can impose restrictions on the level of nutrient usage. This results in a shift toward more efficient nutrient solutions, such as CRFs, water-soluble fertilizers or biostimulants.

An example of such regulation is the EU Nitrate Directive, which sets a limit on the amount of nitrates that may be found in the water supply. Specialty fertilizers, such as CRFs, can optimize the availability of nitrogen to the crop, thereby reducing nitrate levels. To address sustainability issues, ICL introduced eqo.x, the first offering in the market to provide a CRF coating, which biodegrades rapidly. We believe that eqo.x will help farmers maximize their agricultural crop performance while also limiting environmental impact. It will also allow for increased or similar yields, with reduced fertilization rates, and therefore can help reduce the number and amount of nitrogen applications, while providing consistent and predictable nutrient release.

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
ICL Group Limited 45

Food Markets

Phosphate Solutions

Our Phosphate Specialties business is part of our Phosphate Solutions segment and focused on developing specialty food solutions and industrial end market solutions. These products are centered around the Company's vertical integration into phosphate rock and fertilizer-grade phosphoric acid, also known as green phosphoric acid, which undergoes a chemical process to become purified phosphoric acid, also referred to as white phosphoric acid (WPA). As part of our value-add proposition, we produce and market purified acids and phosphate salts, in addition to commodity phosphates.

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

According to our estimates, ICL holds a leading position in specialty phosphates in Europe, North America and Latin America, and a worldwide market share of approximately 20%. Additionally, demand for purified phosphoric acid - a key raw material for water soluble fertilizers - is expected to continue to increase, driven by rapid growth in fruit and vegetable consumption and changing agricultural production environments. Similarly, phosphate salts – used in processed meats, cheeses and baked goods – have seen increased consumption in developing countries.

Consumer demand for different food products has changed dramatically over the past several decades, driven by higher income per capita, demographic shifts and lifestyle changes. Longer working hours, changing family structures, increased awareness of nutrition and health issues, and access to a broader variety of food products have resulted in growing demand for more sophisticated, protein-enriched, unprocessed (clean label) and non-allergenic food products with improved flavor, texture and appearance. An increasingly longer supply chain and consumer awareness of food waste also drives demand for longer shelf‑life and food stability. These trends stimulate long‑term demand for food additives, such as phosphate derivatives and phosphate and protein formulations.

In January 2026, the Company acquired 49.9% of Bartek Ingredients' shares. Bartek is a global leader in food-grade malic and fumaric acids, serving hundreds of customers and distributors across the food, beverage, confectionery, bakery and other end-markets worldwide. These functional food ingredients are used by food and beverage companies to enhance flavour profiles, extend shelf life, and improve overall product quality.

In 2024, ICL opened a new food specialty plant in China, which was designed to help customers easily partner with ICL to create novel and innovative food offerings tailored to Chinese consumers’ palates. The facility will serve ICL’s established customer base, while actively pursuing opportunities with new customers in China.

In 2023, we increased our food-grade WPA production at our YPH operation in China, in order to serve local food and industrial applications markets, as well as our battery grade MAP sales to the rapidly growing lithium iron phosphate (LFP) battery market in China.
ICL Group Limited 46

As part of the Company's comprehensive strategic review of its operations, and its focus on core growth drivers, on November 11, 2025, the Company decided to discontinue its operations in the US related to the establishment of a lithium iron phosphate (“LFP”) cathode active material production facility. In addition, in a joint decision with Shenzhen Dynanonic, the Company also decided to terminate the joint venture agreement for LFP facility in Spain.

Industrial Market

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

ICL's bromine solutions play an important role in a wide range of products, by enhancing the safety of consumer goods and promoting efficiency in industrial production. The largest commercial use of bromine is for flame retardants, which are used by a variety of end-markets, including electronics and related components, automotive – both internal combustion engines (ICE) and electric vehicles (EVs) – and building and construction, as well as furniture and textiles. Bromine and its derivatives are also used in various other industrial applications, including rubber production, oil and gas drilling, water purification, and in the pharmaceutical and food industries.

Demand for products manufactured by our Industrial Products segment is driven by population growth, improved standards of living, greater environmental and safety awareness, and an increased focus on cost effective industrial production. Increased regulation and environmental awareness also drive demand for polymeric and reactive bromine- and phosphorus-based flame retardants, which are considered more environmentally friendly. VeriQuel R100, an innovative, reactive phosphorus flame retardant, is an example of such a product. It was designed for rigid polyurethane insulation products, and it chemically bonds with the polymer matrix and aligns with stricter global regulations on environmental safety.

As bromine prices rose over the past several years, reaching record highs in the first half of 2022, previously less profitable competitive resources found it economically viable to enter or re-enter the market. The resulting increase in supply led to a decline in prices, bringing them down to levels not seen in over a decade. Prices steadily increased throughout 2025 but have not returned to the peak levels observed in 2022.

A weakness in the electronics end-market, observed in recent years, persisted in 2025. The building and construction end-markets were also soft during this period, as inflation and higher interest rates remained elevated globally. However, demand from the oil and gas industry remained solid, and the Industrial Products division also continued to grow its specialty minerals business, targeting food, pharma and other end-markets. Over the long term, ICL estimates bromine demand to remain relatively stable and expects market growth to be primarily linked to the above-mentioned market drivers. Additionally, demand for flame retardants is expected to keep pace with the natural electronics replacement cycle and gradually accelerate, due to expected growth in EVs and energy storage solutions and as AI and data center demand accelerate.
ICL Group Limited 47

Competitive Strengths

We attribute our business strength to the following competitive advantages:

•
Unique portfolio of mineral assets. Access to these assets provides us with a consistent, reliable supply of raw materials, allows for large-scale production, and supports our integrated value chain of specialty products.

Israel

Dead Sea: We benefit from access to the Dead Sea, one of the world’s most abundant, enduring and cost-efficient sources of potash and bromine. Our access to these resources is based on an exclusive concession from the State of Israel for the extraction of minerals from the Dead Sea. For further information related to the DSW's concession, see Note 18 to our Audited Financial Statements.

ICL’s production facilities at the Dead Sea benefit from lower production costs compared to underground potash mining operations or bromine extraction from lower-concentration sources. This is due to the high mineral concentration and virtually unlimited supply in the Dead Sea, as well as ICL’s energy-efficient solar evaporation process. Furthermore, the region’s hot and dry climate allows low-cost outdoor storage of large quantities of potash. These advantages enable ICL to operate its Potash facilities at full production capacity, regardless of periodic demand fluctuations, and to respond quickly to surges in market demand.

In addition, ICL benefits from lower transportation and logistics costs compared to competitors, as well as faster time to market. This is primarily due to the geographic proximity of its production facilities to seaports and Israel’s location relative to key markets – especially the rapidly growing markets of India, China and Brazil. While ICL benefits from these logistical advantages, it also incurs other infrastructure related costs associated with salt harvesting from its evaporation Pond 5. For further information, see “Item 4 - Information on the Company— D. Property, Plant and Equipment”.

Negev Desert: We hold a consolidated mining concession for three sites containing phosphate open-pit mines (Rotem, Oron, and Zin) in the Negev desert region of southern Israel.

China

We also operate an open pit mine in Haikou, China, using conventional methods, under a phosphate mining license issued in July 2015 by the Division of Land and Resources of the Yunnan district in China.

The majority of our phosphate rock production in both China, and Israel, is used internally to manufacture phosphate fertilizers and fertilizer-grade and pure phosphoric acid, with the balance sold to third parties. Our phosphate assets are the foundation of our vast and diversified specialty phosphates product portfolio and are used in industrial applications, as well as food additives and specialty fertilizers. These offerings provide additional value to ICL while reducing our exposure to volatility in commodity markets. See “Item 3 - Key Information— D. Risk Factors”.
ICL Group Limited 48

United Kingdom

We are currently the only global producer of polyhalite, a unique and organic resource used as a fertilizer composed of potassium, sulfur, calcium and magnesium, and is marketed under the name Polysulphate®. Unlike blended or compound fertilizer, Polysulphate® is available in its natural state and is mined, crushed, screened and bagged with no additional chemical separation or other industrial processes. It is also soluble, easily absorbed and a cost-effective answer to crop nutrition, and has the lowest carbon footprint available globally.

Spain

We hold licenses to mine potash and salts from underground mines with vast resources in Spain. In 2021, we completed the consolidation of our activities into a single complex which now operates via a ramp instead of a shaft. The implementation of the ramp project, alongside the expansion of flotation capacity and other efficiency efforts, have facilitated more consistent and reliable operations, which contribute significantly to our efforts to augment production capacity and to reduce costs.

•
Diversification into higher value‑added specialty products leverages our integrated business model. Our company’s integrated production processes are based on a synergistic value chain that allows us to both efficiently convert raw materials into value added downstream products and to use the byproducts. For example, in phosphates, we use backward integration to produce specialty phosphates for the food industry and for industrial applications. These businesses benefit from higher growth rates, higher margins and lower volatility compared to commodity phosphates. In addition, as a byproduct of the potash production at the Dead Sea, we generate brines with the highest bromine concentration globally. Our bromine-based products serve various industries such as the electronics, construction, oil and gas, and automotive industries.

•
Leading positions in markets with high barriers to entry. We enjoy leadership positions in many of the key markets in which we operate. We are the clear leader in the Bromine market, with approximately one third of global production, as well as most of the excess capacity in the market. In the Potash market, our Dead Sea operations have a leading competitive cost position. According to CRU, the Dead Sea is among the most competitive potash sources to China, India and Brazil. ICL also has the largest market share in specialty phosphates, in the combined markets of North America, Europe and Latin America, and we are the sole producer of polyhalite. In addition, we have leadership positions in additional product lines, such as phosphorous-based flame retardants, PK fertilizers in Europe, and soluble phosphate-based fertilizers.

Most of our businesses rely on natural resources, which are scarce and concentrated in the hands of a few market participants. ICL’s exclusive concessions, intellectual property – including unique knowledge, technologies, and patents for various products and applications – and our global marketing and distribution network, combined with significant investments required or new market entrants, add further significant barriers to entry.
ICL Group Limited 49

•
Strategically located production and logistics assets. We benefit from the proximity of our facilities, both in Israel and Europe, to developed economies (Western Europe) and emerging markets (such as China, India and Brazil). In Israel, we ship from two seaports: The Port of Ashdod (with access to Europe and South America) and the Port of Eilat (with access to Asia, Africa and Oceania). Access to these two ports provides us with two distinct advantages versus our competitors: (1) lower plant to port, ocean freight, and transportation costs from our ports to our target markets, which lowers our overall cost structure; and (2) faster time to market, due to our proximity to end markets, which allows us to opportunistically fill short lead time orders and strengthen our position with our customers. We also operate manufacturing facilities in each of the markets we serve – Europe, North and South America, and Asia Pacific, in order to serve our global customers on a regional basis.

•
Strong cash generation and closely monitored capital allocation approach. A continuous focus on cash generation and the optimization of capital expenditures (CAPEX) and working capital – as well as the implementation of efficiency measures – enabled us to generate strong operating cash flow of $1,056 million in 2025. ICL's capital allocation approach balances long term value creation, through investments in its growth, with its commitment to providing a solid dividend yield, while aiming to maintain an investment grade rating of at least BBB- from S&P and Fitch. In 2020, the Company’s Board of Directors resolved to extend our dividend policy of a payout ratio of up to 50% of annual adjusted net income, until further notice. In respect to 2025 adjusted net income, the Company declared total dividends in the amount of $232 million, reflecting a dividend yield rate of approximately 3.1% (based on the average share price for the year). See “Item 8 - Financial Information— A. Consolidated Statements and Other Financial Information.

•
Professional expertise and culture of collaboration and determination. Our operations are managed by an international management team with extensive industry experience. We develop leaders with strong experience in their fields and focus on nurturing and empowering talent through a global platform of qualification, collaboration and communication, intended to drive change and innovation within the Company.

ICL Group Limited 50

Our Strategy

Our strategy is to achieve or strengthen our leadership position in each of the business segments in which we operate - either in terms of market share, added value for customers or cost competitiveness – and to grow our businesses to create shareholder value. We aim to accomplish this by leveraging our unique assets, strategic locations, deep domain expertise, and profound understanding of agronomy, chemistry and customer needs, as well as by taking advantage of our access to leading global innovation and technology ecosystems.

In 2025, we conducted a comprehensive strategic review of the Company, evaluating our performance over the past five years, analyzing the long-term outlook of our existing businesses, and identifying potential future growth engines – both within our core and in new potential areas.

Based on this review, we established three strategic engines:

1.	Profitable growth, with a focus on specialty crop nutrition and specialty food solutions;

2.	Maximizing the value of our core businesses, including our phosphate, potash and bromine resources;

3.	Overall portfolio optimization and cost efficiency.

Going forward, we intend to expand into markets where we have significant growth potential and in those within our core. We will continue to extract value from businesses where we hold leading positions, emphasizing efficiency and profitability. Additionally, we plan to examine businesses that offer limited strategic fit or growth potential and consider redirecting our resources to focus on better-aligned opportunities.

1.	Profitable Growth

Growing Solutions – Specialty Crop Nutrition

ICL's Growing Solutions segment is already a global leader in specialty crop nutrition. However, we believe there remains significant potential to further strengthen our position in this growing market.

As agricultural efficiency and sustainability become increasingly critical to global food security, demand for specialty fertilizers is expected to rise. Specialty crop nutrition products – which help improve yields – are the answer. According to a Grand View Research report, the global specialty fertilizers market is projected to grow from approximately $33.9 billion in 2025 to $45.4 billion by 2030, representing a compound annual growth rate of 6%.

ICL is well-positioned to capture this growth, supported by a broad portfolio of global specialty solutions and a strong regional presence. Our strategic focus is on achieving global scale while maintaining local responsiveness. We aim to pursue targeted acquisitions, including bolt-on opportunities, to enhance our product capabilities and geographic reach. In addition, we intend to develop a leading position in the growing areas of biostimulants, nutrient use efficiency, and organic and recycled products. These efforts are supported by a shift in our portfolio mix toward higher-margin categories, a transformation already underway in Europe.

We also plan to expand further into key growth markets, including India, China, and Brazil, through both targeted capital investments and a combination of organic initiatives and acquisitions.
ICL Group Limited 51

Further, we will continue to enhance our positions in ornamental horticulture and turf and landscape markets. Leveraging our unique R&D capabilities, we will continue to expand our broad product portfolio of specialty plant nutrition products, including controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers, slow-release fertilizers (SRF), straights (MAP/MKP/PeKacid), organic fertilizers, micronutrients, biostimulants, soil conditioners, adjuvants, seed treatment and growing media, to drive additional growth.

Phosphate Solutions segment – Specialty Food Solutions

Our specialty food solutions business, part of our Phosphate Solutions segment, currently holds a leading position in the $1.5 billion phosphate food specialties market. However, this represents only a small piece of the total food ingredients pie worth approximately $150 billion – and growing at an expected rate of more than 6% over the next five years.

ICL is already a participant in many food end-markets. While we are well positioned in the functional food ingredients market, we plan to move beyond the relatively narrow field of phosphate-based ingredients and to extend our reach into new target markets.

Leveraging our global infrastructure, technical capabilities, and deep customer relationships, we have identified four core functional ingredient categories as strategic focus areas: texturants, preservatives, acidulants, and leavening agents. These markets will provide us with exposure to approximately $35 billion in value and an expected average five-year growth rate of approximately 6%.

ICL is well-positioned to capture value in these markets. Our global footprint spans key production, innovation, and sales locations in growth geographies. We currently serve seven of the world’s ten largest food companies, along with more than 2,000 additional customers, all of whom rely on high-quality, consistent supply from trusted partners.

Our competitive advantages include strong technical know-how, robust manufacturing infrastructure, and deep expertise across key food categories. We expect to leverage these strengths, as we expand deeper into functional food ingredients.

To support this growth, we intend to pursue a dual strategy of organic expansion and targeted M&A activity. We will focus on opportunities that align with our existing capabilities and allow us to scale rapidly in our chosen categories. This includes leveraging our existing workforce, customer base, and reputation for reliability and innovation.

As part of this strategy, in January 2026, the Company acquired 49.9% of Bartek Ingredients' shares. Bartek is a global leader in food-grade malic and fumaric acids, serving hundreds of customers and distributors across the food, beverage, confectionery, bakery and other end-markets worldwide.
ICL Group Limited 52

2.	Maximizing the value of our Core businesses

Our core businesses include our Potash segment, our Industrial Products segment, and the commodity portion of our Phosphate Solutions segment.

Potash segment

We have leveraged our well-positioned potash assets and unique logistical advantages to be among the three most competitive suppliers in our key target markets, including Brazil, Europe, India, South-East Asia and China. Our cost-competitiveness is due to our lower logistics costs, as our facilities are well located in relation to both ports and customers. We also strive to achieve continuous optimization of our potash production processes and capacity potential at ICL Dead Sea and ICL Iberia, to reduce costs and increase efficiency. We also work to optimize our potash and bromine operations at the Dead Sea, through the production of magnesium.

In addition, with respect to the Dead Sea concession, which is expected to expire in March 2030, we are working with the relevant regulators to secure more reasonable and moderate terms for the future concession, as part of our strategy. These efforts also include establishing greater certainty regarding asset valuation, the timing of related payments, and other future settlements.

Industrial Products segment

We serve as the global market leader in bromine, with strong capabilities in production capacity, compounding, and iso-tank logistics. Additionally, we hold a leading position in both bromine- and phosphorous-based flame retardants. Our goal is to maintain these leadership positions while further advancing our specialty solutions. We will continue to drive innovation within Industrial Products, focusing on strategic, well-aligned investments. At the same time, we remain committed to professionally and proactively serving the needs of the specialty end-markets within our Industrial Products portfolio, including our flame retardants business.

Phosphate Solutions segment – Commodities and Non-Food

We are strategically positioned in the commodity and non-food related portions of our Phosphate Solutions segment and leverage a stable and profitable portfolio of industrial phosphate solutions, which serve a growing market with strong and consistent demand. Our fully integrated operations provide us with significant cost advantages across the value chain. As the only Western phosphate producer with a manufacturing presence in China, we benefit from unique operational flexibility, and this enables us to efficiently support both our Growing Solutions business and our phosphate commodities and specialties customers.

3.	Portfolio Optimization and Cost Efficiency

As part of overall strategy, we intend to optimize our efforts and focus our resources on the opportunities best aligned with our core businesses. This includes evaluating activities with limited synergies or lower strategic potential. At the same time, we intend to channel our most substantial investments toward-our two primary growth engines – specialty crop nutrition and specialty food solutions – which we believe will drive greater long-term shareholder value.

We are also committed to enhancing efficiency and productivity across the organization. A key enabler of this transformation will be our shift toward becoming an AI-driven company. Rather than adopting isolated tools, we aim to embed AI at the heart of our operations, decision-making, and innovation processes. By leveraging data and machine intelligence throughout ICL, we expect to sharpen market forecasting, accelerate R&D, and enable faster, insight-led decisions.
ICL Group Limited 53

Operationally, we intend to apply AI to drive measurable efficiency gains across multiple areas, including operations and maintenance (with a focus on labor optimization), logistics, supply chain and procurement, and product line performance.

Culture

We foster a ’Business Culture of Leadership,' which focuses on creating a leading and sustainable work environment, with a strong commitment to all stakeholders. Culture at ICL means 'Doing the Right Thing': safety and employee well-being is our top priority, with every effort made to achieve top-tier safety results. Culture at ICL also means operating with a clear commitment to create sustainable impact, based on the UN’s Sustainability Development Goals (SDG). We strive to be an Employer of Choice by strengthening our value proposition to employees and by promoting ICL’s core values. We also foster an innovative-driven culture, which leverages our technology and know-how, to better serve our customers and increase their loyalty. To ensure we live up to our values and culture at ICL also means accountability, transparency and top-tier corporate governance.

Innovation

As part of our efforts to enhance customer value through innovation, we are constantly reviewing our product portfolio and targeting the creation of sustainable solutions for global challenges. Going forward, these efforts will be focused on our two growth engines – specialty crop nutrition and specialty food solutions – and on our core businesses.

Capital Structure

Our growth initiatives are supported by our strong financial position. We remain focused on maintaining a strong capital structure and generating funds for future growth by preserving our financial leverage at investment-grade levels and optimizing the maturity profile of our debt portfolio. We also strive to optimize our capital expenditures and working capital, and to continuously implement cost efficiencies.

ICL Group Limited 54

Segment Information

ICL is a leading multinational company that operates mainly in the areas of fertilizers and specialty minerals, through four segments – Industrial Products, Potash, Phosphate Solutions and Growing Solutions.

Industrial Products Segment

Our Industrial Products segment produces bromine out of a solution as part of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. Industrial Products is also engaged in the production and marketing of phosphorus-based products, which are produced in Germany and the US. In addition, the segment produces several magnesia, calcium carbonate and salt products which are produced in Israel and France.

In 2025, the Industrial Products segment recorded sales of $1,254 million (including inter-segment sales), up 1% from 2024, representing approximately 18% of ICL’s total sales, same as 2024. Operating income totaled $220 million, down 2% year-over-year, accounting for approximately 25% of ICL’s adjusted operating income, a 1% decrease from 2024. For further information “Item 5 – Financial Results and Business Overview— A. Operating Results” and Note 5 to our Audited Financial Statements.
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

Industrial solutions – Elemental bromine, bromine compounds and phosphorus compounds are used in a number of industries worldwide, such as rubber, pharmaceuticals, electricity, agro and polyester (to produce plastic fabrics and bottles). Clear brine fluids are used to balance pressure in the oil and gas drilling industry. Bromine‑based biocides are used for treating industrial water.

Specialty minerals – Specialty minerals include magnesia, calcium carbonate and salt products. The main applications of magnesia products are dietary supplements and pharma, oil and fuel additives, catalysts and many other applications. The calcium carbonate's main applications are dietary supplements and pharma. The salts include sodium chloride, magnesium chloride and KCl which are mainly used for the food industry, oil drilling, deicing (MgCl2) and various industrial applications. Due to the uniqueness and high quality/purity of our products, most of our sales are in niche markets.

The following table sets forth the principal products of the Industrial Products segment, as well as their primary applications and end‑markets:

Sub-business line	Product	Primary Applications	Primary End‑Markets
Flame retardants	Bromine, phosphorus and magnesium-Based Flame Retardants	Plastic, building materials and textile production	Electronics, automotive, building, construction and textiles
Industrial solutions	Elemental Bromine	Chemical reagent	Tire manufacturing, pharmaceuticals and agro, PTA and flame retardants
	Brominated and Phosphorus compounds	Raw materials for pharmaceuticals and agro	Pharmaceuticals and agro
	Industrial services	Functional fluids, Biocides (Water treatment and disinfection), Merquel and MBr	Power plants and other industrial facilities
	Clear Brines	Oil and gas drillings	Oil and gas
	Energy storage	Brominated electrolytes, Phosphorus based active salt for electrolytes	Battery producers
Specialty minerals	Magnesia Products	Pharma and Supplementals, health care, transformer steel, catalysts, fuel and oil additives.	Supplementals, multivitamins, transformer steel and health care
	Calcium Carbonate	Supplementals and pharma	Supplementals and pharma
	Solid MgCl2, KCl	Deicing, food, oil drilling, pharma	De-icing, sodium replacement, KCl for drugs. Multi-vitamins, oil drilling companies, small industrial niche markets

ICL Group Limited 56

Industrial Products also develop innovative products and new applications for existing products. New products introduced in recent years include, among others: VeriQuel®R100 (a phosphorus-based reactive flame retardant for rigid polyurethane); Bromoquel (replacing ammonia and other chemicals as a more flexible and effective treatment in the event of bromine leakage), CareMag® D, a new natural raw material for deodorants; CDA, a solution for biofilm contamination, across food, beverage, healthcare, and pharmaceutical markets, that integrates seamlessly into existing cleaning processes, without requiring operational changes ; FruitMagTM, a magnesia-based product which serves as firming agent for post-harvest treatments to increase the shelf life of citrus fruits; and TextiMag®, a magnesia-based product which is used for body-odor absorption on textiles.

Production

Our Industrial Products segment's major manufacturing facilities are located in Israel (production of bromine, bromine compounds, magnesia and salts products), the Netherlands (bromine compounds), Germany (phosphorus compounds), France (magnesia and calcium carbonate-based products), the US (phosphorus compounds) and China (bromine compounds).

The Industrial Products segment's principal manufacturing plants and marketing companies are set forth in the map below:

Operational Sites – Industrial Products Segment

North America	
ICL U.S. Baltimore	▲
ICL U.S. Chicago	▲
ICL U.S. New Orleans	▲
ICL U.S. New Jersey	▲
ICL U.S. St. Louis	■
ICL U.S. Gallipolis Ferry	◐

Europe	
ICL Belgium	▲
ICL The Netherlands	■
ICL France Caffiers	●
ICL The Netherlands Terneuzen	◐
ICL Germany Bitterfeld	◐

Asia	
ICL Singapore	▲
ICL Japan	■ ▲
ICL India	■
ICL South Korea	■ ▲
ICL Hong Kong	■
ICL China	■
ICL China Shandong	◐

South America	
ICL Brazil Sao Paulo	■

Israel	
ICL Dead Sea	◐ ▲
ICL Mishor Rotem	● ▲
ICL Neot Hovav	◐ ▲

▲ Distribution Center
■ Marketing Company

Manufacturing Plants:
● Bromine Industrial Solutions
● Bromine Flame Retardant
● Phosphorus Flame Retardant
● Phosphorus Industrial Solutions
● Specialty Minerals

ICL Group Limited 57

In 2025, ICL produced approximately 155 thousand tonnes of elemental bromine, out of potential annual maximum production capacity of approximately 280 thousand tonnes. Approximately 76% of the elemental bromine produced was used internally for the production of bromine compounds.

Competition

ICL Industrial Products is the world's largest manufacturer of elemental bromine. Based on internal estimates, in 2025 ICL and its two main competitors, Albemarle and Lanxess, accounted for the majority of global bromine production. Chinese and Indian producers accounted for most of the remainder from various sources.

Lanxess and Albemarle produce bromine primarily from underground brine sources in the US. Albemarle also has a joint venture with a Jordanian company to produce bromine and bromine compounds on the Jordanian side of the Dead Sea, sharing the same source of raw materials with ICL. Lanxess purchases bromine from our Industrial Products segment under a long‑term contract.

The primary barrier to entry in the bromine and bromine compounds markets is access to an economically viable source of high-concentration bromine. In addition, the bromine business involves complex logistics, including the use of specialized containers (Isotanks) required for the safe transportation of bromine.

In the phosphorus‑based flame retardants market, competition primarily comes from Chinese manufacturers, both within China and in key international markets, particularly Europe and the US. These manufacturers benefit from access to high‑quality, low‑cost phosphorus, which improves their competitiveness. During 2024 and 2025, ICL's anti-dumping claims in the EU and US against imports of tris (2-chloro-1-methylethyl) phosphate (TCPP) from China, were successful. As a result, the European Commission imposed a 63% duty on Chinese TCPP imports, while the US commission imposed a 200% duty. These measures supported increased sales volumes and improved pricing for ICL's products during 2025.

The segment benefits from several competitive advantages:

Our operations are located at the Dead Sea, which has the highest natural concentration of bromine in the world. In addition, our bromine compounds facility at Neot Hovav, Israel, is the largest of its kind globally. These factors contribute to relatively low production costs for elemental bromine, providing a significant competitive advantage. ICL’s complex logistics system, including the world’s largest fleet of Isotanks, allowing valuable supply security to our customers. In addition, the segment benefits from a global marketing, sales and supply chain network, a diverse portfolio of high-quality products, and a technical support system that works closely with our customers – together contributing to a strong competitive position in our target markets.
ICL Group Limited 58

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

Chlorine is produced by electrolysis of sodium chloride and is a byproduct of the metal magnesium production process of Dead Sea Magnesium Ltd. (Dead Sea Magnesium). The electrolysis facility and the magnesium plant are located next to the bromine production facility in Sodom. Additionally, sodium chloride utilized in the electrolysis process is obtained as a byproduct of potash production in Sodom.

Industrial Products uses elemental bromine to produce bromine compounds at its facilities in Israel, the Netherlands and China. The surplus bromine is sold to third party entities. Bromine compounds are primarily manufactured via a chemical process that involves bromine along with various other raw materials, of which bisphenol A is the most significant. Bisphenol A is utilized in the production of bromine-based flame retardant TBBA. Additionally, the Industrial Products segment sources a wide range of other raw materials essential for the production of its diverse range of products.
ICL Group Limited 59

Elemental phosphorus (P4) is produced in a roasting process from ores, originating mainly in Central Asia (Kazakhstan), the US, Vietnam and China. The Industrial Products segment uses elemental phosphorus to produce phosphorus compounds at its factories (mainly phosphorus-based flame retardants). The basic phosphorus compound, POCl3, is manufactured in a chemical process that combines phosphorus, chlorine and oxygen. The reaction of this compound with a variety of other raw materials (such as Propylene Oxide) creates commercial phosphorus compounds.

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
ICL Group Limited 60

As part of our strategy to increase our energy consumption from renewable energy sources, the Company has entered into several agreements for the installation of photovoltaic ("PV") panels at its production sites. The installation at the Bitterfeld site at Germany has been completed, and additional installations are planned at other sites over the next few years.

Sales, Marketing and Distribution

Industrial Products’ principal markets include the US, Western Europe, China, Korea, Japan, and the United Arab Emirates. The Industrial Products segment primarily markets its products through a network of marketing companies, with a smaller share of sales carried out via agents and distributors throughout the world. A significant portion of the segment's sales is made under long‑ term agreements with an initial term of one year or more.

Industrial Products maintains adequate inventory levels, tailored by product, to ensure reliable supply to customers – considering their distance from production centers and their demand for inventory availability – while also optimizing storage costs. As a result, a portion of finished product inventories are stored in distribution facilities located in destination countries.

Industrial Products extends credit terms to its customers according to its credit policy. Sales are generally covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

Seasonality

While the operations of the Industrial Products segment are not characterized by seasonal fluctuations, sales of MgCl2 for de‑icing purposes tend to be higher in the first and fourth quarters. However, this seasonality has no material impact on the overall performance of the segment.

Natural Resources Tax in Israel

Our bromine operation in Israel is subject to the Law for Taxation of Profits from Natural Resources, which entered into effect on January 1, 2016. For further information, see “Item 10 - Additional Information— E. Taxation” and Note 15 to our Audited Financial Statements.
ICL Group Limited 61

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

In 2025, the Potash segment recorded sales of $1,714 million (including inter-segment sales), down 4% from 2024, representing approximately 24% of ICL's total sales, same as 2024. Operating income totaled $298 million, up 19% year-over-year, accounting for approximately 34% of ICL’s adjusted operating income, a 5% increase from 2024. For further information, see “Item 5 - Financial Results and Business Overview— A. Operating Results” and Note 5 to our Audited Financial Statements.

Products

Potash is the common name for potassium chloride, also known as MOP Muriate of Potash, the most common source of potassium for plants and one of the three essential nutrients for plant development. Potash assists in the protection of plants from disease and damaging agents, helps them to adapt to different weather conditions, regulates water levels, strengthens stems, and strengthens the plant's ability to absorb nourishing substances. We sell potash both for direct application as a fertilizer and to manufacturers of compound fertilizer.

Production

We produce potash from the Dead Sea and an underground mine in Spain. Our potash production process in Israel is based on the extraction of carnallite, which is a compound comprising potassium chloride (KCl) and magnesium chloride mixed with sodium chloride (NaCl) precipitates in some of the largest solar evaporation ponds in the world. Subsequently, the carnallite is transferred to ICL Dead Sea plants, where a combination of chemical and physical processes breaks down the carnallite crystals into potash using cold crystallization and hot leach technologies. In Spain, we extract potash by mining sylvinite from an underground mine. Sylvinite is a mixture of varying concentrations of potash (KCl) and salt (NaCl), which is separated through a flotation process at our production plants located near the mine.
ICL Group Limited 62

The principal production facilities of our Potash business are our plants in Israel and Spain. The manufacturing plants, distribution centers, and marketing companies of our potash business are set forth in the map below:

In 2025, our potash business produced approximately 4.38 million tonnes. Once the expansion at our Spanish site is completed, annual production capacity is expected to reach around 5 million tonnes. Potential production capacity is calculated based on the hourly output multiplied by potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours a day, other than a few days for annual planned maintenance and renovations. Actual production is typically lower due to factors such as unplanned downtime, special maintenance operations, geologic constraints, raw material unavailability, market conditions, and unexpected events.
ICL Group Limited 63

Production-related developments of the Potash business:

Israel

In 2025, production at ICL Dead Sea was 3.57 million tonnes, 128 thousand tonnes lower year-over-year, mainly due to operational challenges and war-related issues.

Spain

In 2025, the Cabanasas mine and the Suria plant maintained the production levels achieved in 2024, with the last quarter demonstrating a sustained increase in production, driven by previously implemented initiatives. Throughout the year, the Company continued to enhance ongoing projects, strengthening operational efficiency and secure the long-term viability of strategic initiatives launched in previous years.

As part of IBP’s digitalization and automation strategy, several initiatives were launched during 2025 both in the mine and at the surface. These included the deployment of 15 km of fiber optic cable in the mine, remote operation of heavy mechanical equipment from the surface, real-time monitoring of ventilation and personnel, and the elimination of paper-based reporting. At the surface, additional initiatives involved the use of AI for early detection of failures in critical equipment and to support operational decision-making. These efforts are expected to improve operational reliability and efficiency.

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

ICL’s current significant competitors in the international potash market are Nutrien (Canada), Belaruskali (Belarus), Uralkali (Russia), Mosaic (Canada/Brazil), K+S (Germany/Canada), QSL (China), EuroChem (Russia), Various Laos (Laos) APC (Jordan), SQM (Chile), and others.
ICL Group Limited 64

We believe our Potash business benefits from the following competitive advantages:

•	A relatively low average cost of potash production at the Dead Sea, using the sun as a solar energy source in the evaporation process.

•
Logistical advantages from to our strategic geographic location and access to nearby ports in Israel and Europe, along with our relative proximity to customers, resulting in highly competitive marine and overland shipping costs as well as expedited delivery times.

•
Climate advantages, stemming from hot and dry conditions at the Dead Sea, enable us to store substantial quantities of potash in an open area at minimal cost. This capability allows us to maintain continuous, full-capacity production in Sodom regardless of fluctuations in global potash demand.

•	Our mine in Spain is one of the few in Western Europe, creating logistics advantages in supplying European customers.

ICL Group Limited 65

Raw Materials and Suppliers

Potash does not require additional chemical conversion to serve as a plant nutrient fertilizer. Nevertheless, it can also function as a raw material for certain specialty fertilizers and other industrial products.

The primary utilities that we use to support our potash production are natural gas, steam, electricity, industrial water, and neutralization materials.

Sales, Marketing, and Distribution

The primary markets of our Potash business are Brazil, China, Europe, the US, and India. Our Potash segment sells its fertilizer products primarily through ICL sales offices and a network of agents worldwide.

Most of our potash sales are made through spot orders close to the supply date, rather than long-term contracts, except for annual agreements with customers in India, China, and one European customer. Accordingly, the Potash segment does not maintain a significant order backlog.

In India and China, potash contracts are typically negotiated, in part, through commercial entities linked to the governments. In other markets, potash is usually imported by multiple customers. In these markets, we have trade relations with most major customers.

Potash prices are determined through negotiations between manufacturers and customers. They are primarily influenced by market demand, available supply, inventory levels, the customer’s identity, and the timing of the transaction. Consequently, prices under longer-term contracts may differ from “spot” prices for current sales orders.

In June 2025, ICL reached an agreement with IPL, a long-term customer in India, to supply an aggregate of 400,000 mt of potash, with an option for additional 100,000 mt, at a price of $349 per tonne, aligned with the current market price in India. This agreement falls under the five-year supply agreement with IPL for the years 2022-2027, signed in March 2022.

In December 2025, as part of ICL's 2025-2027 Chinese framework agreements, ICL signed contracts with its Chinese customers to supply 750,000 mt of potash with a mutual option for an additional 330,000 mt, at a price of $348 per tonne, consistent with recent contract settlements in China. Prices for the quantities to be supplied under the framework agreements will be determined based on prevailing market prices in China at the date of supply.

For further information about trends affecting the segment, see Item 5 – "Financial Results and Business Overview– D. Trend Information".

Our Potash segment grants credit terms to its clients according to customary practices in their locations. The segment's credit sales are generally covered by trade credit risk insurance or letters of credit from banks with high credit ratings.
ICL Group Limited 66

The Potash business transports potash from Israel and Spain as follows:

The distribution of products from Israel to overseas customers is managed by ships, primarily in bulk, which are leased from the market. These ships are loaded using designated facilities at the ports of Ashdod on the Mediterranean Sea and Eilat on the Red Sea.

The distribution of products from Spain to local customers and to France is managed by truck. For overseas destinations, products are transported by train and trucks from Súria to the Company's facilities at the Port of Barcelona (Spain), where they are loaded onto bulk vessels for shipment. In 2024, ICL Iberia, through its subsidiary Iberpotash, executed a contract signed in 2019 with the Catalonian Public Railway Agency (FCG), enabling four daily trains of 21 wagons each from Súria to the Port of Barcelona. This increased capacity allows Iberpotash to optimize its logistic costs and significantly reduce its carbon footprint.

In Israel and Spain, short plant-to-port distances and shorter shipping routes to emerging markets give our Potash business a significant and unique advantage over our main competitors.

The security situation in Israel and the ongoing regional tensions involving Houthi threats to commercial vessels continues to disrupt shipping routes in the Red Sea and commercial shipping arrangements, leading to increased shipping costs. The Company continuously monitors these developments and takes all necessary measures to minimize negative consequences to its operations.

Seasonality

The seasonal demand for our Potash business products is typically characterized by higher sales in the second and third quarters.

Natural Resources Tax

Our segment operations at ICL Dead Sea, Israel, are subject to the Law for Taxation of Profits from Natural Resources, which entered into effect on January 1, 2017. For further information, see “Item 10 - Additional Information— E. Taxation” and Note 15 to our Audited Financial Statements.

Additional products

The Potash segment produces and sells additional products such as magnesium-based products, dehydrated carnallite, chlorine, salt, surplus electricity (produced in Israel), and more.

Magnesium

The Potash segment also produces magnesium, through Dead Sea Magnesium Ltd. (DSM), the largest magnesium producer outside of China and Russia. The magnesium business produces, markets, and sells pure magnesium, magnesium alloys, chlorine and dry carnallite.

Magnesium metal is used in Aluminum alloy production due to its ability to form intergranular bonds with aluminum, thereby enhancing the strength of the end product. In steel production, magnesium serves as a deoxidizer and desulfurizer, effectively removing impurities that form during the melting process of molten steel.
ICL Group Limited 67

Due to its high strength-to-weight ratio compared to other metals, particularly steel and aluminum, magnesium alloy is widely used in casting applications, especially within the automotive industry.

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

In 2025, the Phosphate Solutions segment recorded sales of $2,333 million (including inter-segment sales), up 5% from 2024, representing approximately 33% of ICL's total sales, a 1% increase from 2024. Operating income totaled $342 million, down 4% year-over-year, accounting for approximately 39% of ICL’s adjusted operating income, a 2% decrease from 2024.
ICL Group Limited 68

In 2025, sales of phosphate specialties totaled $1,332 million, up 4% from 2024, while operating income was $157 million, down 14%, year-over-year. Sales of phosphate commodities reached $1,001 million, up 8%, with operating income of $185 million, a 6% increase compared to 2024.

For further information, see “Item 5 - Financial Results and Business Overview— A. Operating Results” and Note 5 to our Audited Financial Statements.

Products

The Phosphate Solutions segment produces a variety of products based on its backward integrated value chain.

Phosphate rock contains phosphorus, one of the three essential nutrients for plant development, which directly contributes to a wide range of physiological processes in a plant, such as the production of sugars (including starch), photosynthesis and energy transfer. Phosphorus strengthens plant stems, stimulates root development, promotes flower formation and accelerates crop growth. Phosphate rock can be processed into phosphoric acid or sold as a raw material to other fertilizer producers. ICL mines its phosphate rock from open pit mines, processes it through beneficiation, and produces high-grade, multi-purpose phosphate products.

Green phosphoric acid is produced using beneficiated rock and sulphuric acid (produced by the segment using sulphur acquired from third parties). Most of the green phosphoric acid is utilized in the production of phosphate-based fertilizers and purified phosphoric acid, while a portion is occasionally sold to external customers.

Phosphate fertilizers are produced by using green phosphoric acid or sulphuric acid, depending on the fertilizer type. The segment manufactures various types of fertilizers (PK products, GSSP, GTSP and others) for different uses.

The segment produces purified phosphoric acid by purifying green phosphoric acid. Both purified phosphoric acid and green phosphoric acid are used to manufacture high-value downstream products, including phosphate salts and acids for a wide range of battery materials, food and industrial applications. Phosphate salts and acids are used in a broad variety of industrial end markets, such as oral care, cleaning products, paints and coatings, water treatment, asphalt modification, construction, metal treatment and energy storage solutions. The segment's products for the food industry include functional food ingredients and phosphate additives which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy, beverage and baked goods. In addition, the segment supplies purified phosphoric acid to our Growing Solutions segment.

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
ICL Group Limited 69

The segment's principal manufacturing plants, distribution centers and marketing companies are set forth in the map below:

Operational Sites – Phosphate Solutions Segment

North America	Distribution Center	Marketing Company	Manufacturing Plants
ICL U.S. St. Louis		■	
ICL U.S. Lawrence	▲		●
ICL U.S. Hammond	▲		●
ICL U.S. Carondelet	▲		●

Europe	Distribution Center	Marketing Company	Manufacturing Plants
ICL Germany Ladenburg	▲	■	●
ICL UK	▲	■	●
ICL The Netherlands	▲	■	
ICL Italy	▲	■	
ICL Poland	▲	■	
ICL France Reims	▲	■	
ICL France	▲	■	
ICL Rus LLC.	▲	■	
ICL Iberia	▲	■	
ICL Romania		■	

Asia	Distribution Center	Marketing Company	Manufacturing Plants
ICL China	▲	■	●
ICL India	▲	■	
ICL Japan	▲	■	
ICL Asia Hong Kong	▲	■	

South America	Distribution Center	Marketing Company	Manufacturing Plants
ICL Mexico Monterrey		■	
ICL Uruguay	▲	■	
ICL Argentina	▲	■	
ICL Aditivos E Ingredientes Ltda- São Paulo	▲	■	
ICL Aditivos E Ingredientes Ltda- Cajati	▲		●
ICL Aditivos E Ingredientes Ltda- São José dos Campos	▲		●

Israel	Distribution Center	Marketing Company	Manufacturing Plants
ICL Rotem	▲	■	●

Oceania	Distribution Center	Marketing Company	Manufacturing Plants
ICL Australia	▲	■	●

▲ Distribution Center
■ Marketing Company
● Manufacturing Plants

Current annual potential production capacity is as follows: approximately 4.2 million tonnes of phosphate rock, approximately 1.97 million tonnes of phosphate fertilizers, approximately 1.3 million tonnes of green phosphoric acid, approximately 423 thousand tonnes of purified phosphoric acid and approximately 389 thousand tonnes of phosphate salts. The potential production capacity of the various plants is based on the hourly output of the plants multiplied by the potential hours of operation per year. This calculation assumes continuous production over the year, 24 hours per day, other than a few days for planned maintenance and renovations. Actual production is usually lower than potential production capacity due to special maintenance operations, availability of raw materials, market conditions and unplanned downtime.
ICL Group Limited 70

In 2025, the segment produced approximately 4.7 million tonnes of enriched phosphate rock, about 1.7 million tonnes of phosphate fertilizers, about 1.2 million tonnes of green phosphoric acid, about 348 thousand tonnes of purified phosphoric acid (as Phosphorus Pentoxide), about 265 thousand tonnes of phosphate salts and about 67 thousand tonnes of food multi-blends.

Production-related developments throughout the Phosphate Solutions segment:

Israel

In 2025, ICL Rotem presented strong results mainly due to improvement in the commodities market and higher prices.

China

YPH, 50/50 joint venture company, which is controlled by ICL, improves the competitiveness and flexibility of ICL’s phosphate activities as a result of its access to phosphate rock with extensive reserves. The joint operation includes activities over the entire value chain.

Since 2021, YPH has operated an additional food-grade phosphoric acid plant, with a production capacity of 70 thousand tonnes of qualified commercial food-grade acid. This plant has strengthened our phosphate specialties operations and supports further diversification into higher value-added products.

In addition, the Company operates two MAP plants, with a combined annual capacity of 130 thousand tonnes, for battery minerals and fertilizers.

The total capacity of MAP for battery usage, along with the production of technical-grade phosphoric acid and improved green phosphoric acid, positioned YPH as one of the key phosphate suppliers to the battery industry in South China.

In 2024, ICL opened a new food specialty plant in China to support customers in developing novel and innovative food offerings tailored to Chinese consumers’ palates. The facility manufactures specialty food solutions for the meat, poultry and seafood sectors, including texturants and marinades, and is located in the thriving Zhangjiagang Free Trade Zone, in the heart of the Greater Shanghai area.

Americas

As part of the Company's comprehensive strategic review of its operations, and its focus on core growth drivers, on November 11, 2025, the Company decided to discontinue its operations in the US related to the establishment of a lithium iron phosphate (“LFP”) cathode active material production facility. In addition, in a joint decision with Shenzhen Dynanonic, the Company also decided to terminate the joint venture agreement for LFP facility in Spain. The Company will continue to develop its existing activities related to the supply of raw materials to the battery materials market.
ICL Group Limited 71

Competition

The competitive characteristics of the Phosphate Solutions segment vary according to the type of products it manufactures and the markets in which they are sold.

The commodity phosphates market is competitive, and competitors include multinational companies as well as government-owned companies. Many producers operate in this market, where price is the primary competitive factor. The ability to compete in the market is dependent primarily on access to and the cost of raw materials and production as well as logistic costs. For these reasons, companies located in proximity to sources of raw materials, ports, and customers benefit from competitive advantages. A key factor in the area of raw materials (in addition to phosphate rock) is accessibility to, and the price of sulphur and ammonia, which are required to manufacture the main phosphate fertilizers. Additional factors that affect competition include regulation, product quality, range of products, service and the capability to develop new products that provide unique solutions.

Phosphate rock mines and phosphate fertilizers production facilities are located in many countries, including Morocco, which according to the USGS (US Geological survery) possesses the world’s largest phosphate rock reserves, China, the US, Russia, Jordan, Saudi Arabia, Egypt, Brazil, Tunisia, Peru, Senegal, Israel, Kazakhstan, Australia, South Africa, Algeria, Vietnam, Togo, Syria, Finland, and others. A major part of the mined phosphate rock is used by manufacturers, including ICL, to produce downstream phosphate fertilizers (vertically integrated companies), including Single and Triple Superphosphate (respectively SSP & TSP).

Phosphate fertilizers producers who compete with ICL in the global superphosphate market include OCP Group (Morocco), Mosaic (Brazil), Polyserve (Egypt), El Nasr Co. for Intermediate Chemicals (NCIC in Egypt), Groupe Chimique Tunisien (GCT in Tunisia), Grupo Fertinal (Mexico), Innophos Inc. (Mexico), Agropolychim, (Bulgaria), Lebanon Chemical Company, CMOC (Brazil), EuroChem (Brazil) and various Chinese producers.

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

The primary competitors of the segment in the chemical and food fields are Chemische Fabrik Budenheim KG (Germany), Innophos Inc. (Mexico/US), Prayon S.A (Belgium/France), Nutrien (US), Adithya Birla (India), Haifa Chemicals Ltd. (Israel), FOSFA (Czechia/Germany), Elixir (Serbia) and various Chinese producers.

The Phosphate Solutions segment benefits from the following competitive advantages:

•
An integrated value chain utilizing phosphate rock mined in Israel (at ICL Rotem), as well as in China (YPH), to produce green phosphoric acid, which primarily serves as a raw material for both the segment's products and those of our Growing Solutions segment.

•	Logistical advantages stemming from the segment's geographical location and diversification, its proximity to ports in Israel and Europe, and its relative proximity to our customers.

•	Our ability as a global fertilizer producer to combine potash and phosphate fertilizers in the same shipment, which enables us to service smaller customers, particularly in Brazil and the US.
ICL Group Limited 72

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

•	The segment has a diversity of integrated solutions that have been designed specifically to match a customer’s unique needs.

•	Highly qualified R&D capabilities and existing know-how that enable the delivery of products aligned with global megatrends, such as in the Specialty Food Solutions market.

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

Sales, Marketing and Distribution

The Phosphate Solutions segment sells and markets its products worldwide. The primary markets for phosphate commodities products include China, Brazil, Europe, the US, and Israel. Phosphate specialties products are primarily marketed to industrial and food customers in North America, Europe, Asia, South America and Australia. Our marketing network is based mainly on a marketing and sales organization and, to a lesser extent, on external distributors and sales agents.

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

The segment transports products from Israel to customers overseas by bulk vessels that it charters in the global marine transportation market. Typically, these vessels are loaded at designated facilities in the ports of Ashdod on the Mediterranean Sea and Eilat on the Red Sea.
ICL Group Limited 73

The security situation in Israel and the ongoing regional tensions involving Houthi threats to commercial vessels continues to disrupt shipping routes in the Red Sea and commercial shipping arrangements, leading to increased shipping costs. The Company continuously monitors these developments and takes all necessary measures to minimize negative consequences to its operations.

The segment also operates special port facilities for bulk loading in the Netherlands and Germany. In China, YPH sells most of its products domestically and also offers logistical solutions to support marine shipping for international markets.

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

Most sales of phosphate specialties products are made under agreements with terms of one or two years, or via “spot” orders placed near the time of delivery. These sales are typically governed by framework agreements with specific customers, which allow purchases of up to predetermined maximum quantities over the course of the agreement term.

For effective marketing and sale of many of the segment's products, especially food products, technical sales and applications, the segment's personnel work closely with customers to tailor products to their specific needs.

The segment maintains adequate inventories of phosphate specialties products to ensure orderly supply to customers, considering the customers’ distance from the manufacturing locations and their demand for inventory availability, in conjunction with optimization of inventory storage costs. Therefore, some finished product inventories are stored in destination countries.

Seasonality

The seasonal nature of demand for phosphate commodities products is usually characterized by higher sales during the second and third quarters of the year. Since 2023, seasonality has been more pronounced due to a shift towards "just-in-time" purchasing. This is driven by the easing of global supply chain congestion, an intensification of trade barriers, and the increased cost of capital resulting from higher interest rates.

The target markets of phosphate specialties products are not characterized by significant seasonality.

Natural Resources Tax

The phosphate operations at Rotem, Israel, are subject to the Law for Taxation of Profits from Natural Resources, which entered into effect on January 1, 2016. For further information, see “Item 10 - Additional Information— E. Taxation” and Note 15 to our Audited Financial Statements.
ICL Group Limited 74

Growing Solutions Segment

Our Growing Solutions segment aims to achieve global leadership in specialty plant nutrition markets by (1) enhancing its global positions in its core markets of specialty agriculture, FertilizerpluS and ornamental horticulture, turf, and landscaping; (2) targeting high-growth markets such as Brazil, India and China; (3) leveraging its unique R&D capabilities, vast agronomic experience, global footprint, backward integration to potash and phosphate and chemistry know-how; and by (4) integrating and generating synergies from businesses that it has recently acquired.

Our Company continuously works to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant-health solutions. This portfolio includes enhanced-efficiency fertilizers such as liquid fertilizers, controlled-release fertilizers (CRF), micronutrients, straights (MKP/MAP/PeKacid, etc.), water soluble NPKs (WSNPK) for soil and foliar, secondary nutrients, bio-stimulants, soil conditioners, seed treatment products and adjuvants.

Our Growing Solutions segment develops, manufactures, markets and sells fertilizers primarily based on nitrogen, potash (potassium chloride) and phosphate. The segment produces water-soluble specialty fertilizers products at its facilities in Israel, Belgium, China, Spain and the US; liquid fertilizers in Israel, Spain, Brazil and the US; straight soluble fertilizers in China and Israel; and controlled-release fertilizers in Brazil, the Netherlands and the US. In addition, the segment manufactures secondary nutrients, bio-stimulants, soil conditioners, and seed treatment products, and adjuvants in Brazil. ICL's specialty fertilizers business markets its products globally, mainly in Brazil, Israel, Europe, Asia and North America. A new water-soluble fertilizer plant in India is expected to be commissioned in 2026.

In 2025, the Growing Solutions segment recorded sales of $2,063 million (including inter-segment sales), up 6% from 2024, representing approximately 29% of ICL's total sales, stable compared to 2024. Operating income totaled $135 million, up 5% year-over-year, accounting approximately 15% of ICL’s adjusted operating income, a 1% increase from 2024. For further information, see “Item 5 - Financial Results and Business Overview— A. Operating Results” and Note 5 to our Audited Financial Statements.

Specialty fertilizers offer improved value to the grower compared to other fertilizers as they are more efficient, maximize yield and quality and require lower labor costs. The following pyramid presents our different fertilizer product lines. High value products are usually accompanied by a higher price per tonne. ICL's Growing Solutions segment produces most of ICL's high-value products, except for potassium nitrate and calcium nitrate.
ICL Group Limited 75

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
ICL Group Limited 76

We believe that the competitive advantages of our FertilizerpluS product line are our market position, as we are currently the sole producer of Polysulphate® worldwide, and our ability to increase production at a relatively low capital expenditure.

However, in line with the Company’s updated strategic priorities and its decision to focus investment and management attention on its core strategic growth areas, we have initiated a process to potentially divest our polyhalite activity. To support this process, the Company has engaged an investment bank to support and manage the sale efforts.

Turf & Ornamental (T&O)

Ornamental Horticulture

The Ornamental Horticulture market consists of two primary divisions: outdoor ornamental plant growers, known as container nurseries, and producers of pot and bedding plants operated within greenhouses facilities. The growers require high quality fertilization programs to grow plants at the quality level required by garden centers, DIY (Do It Yourself) outlets, retail chains and landscapers. The Growing Solutions segment has a large, specialized sales force that advises the distributor partners and growers on optimal nutrition to cultivate healthy and resilient ornamental plants. It also has a specialized distributor network in the Ornamental Horticulture market. The segment’s main product lines for this market are CRFs (controlled release fertilizers) and WSFs (water soluble fertilizers) with well-known brand names, such as Osmocote, Peters and Universol. In specific markets, such as North America and the UK, a range of unique plant protection products is also included in the recommendations for growing healthy plants. In the UK, we are a leading growing media supplier providing a complete solution for ornamental growers and are leading the transition to an even more sustainable practice by offering a unique alternative for peat, the Fibagro Advance woodfiber technology.

Turf & Landscape

The professional turf market includes the following user groups: golf course green keepers, sport field groundsmen, landscapers, contractors and lawn service providers.

These groups demand high-quality inputs to secure strong, high-quality turf. They also require an integrated approach to keep turf strong and maintain its health, without creating an environment that is conducive to the development of disease. There is an environmental need to limit inputs which requires an integrated approach using unique, high-quality products. The most important inputs are specialty, controlled release and slow-release, fertilizers, grass seeds, water conservation - and plant protection products. Some of these products’ well-known brands are Greenmaster, Sierrablen, Sierraform, ProTurf and H2Pro. Our Growing Solutions segment offers all product lines in an integrated program and maintains a dedicated and experienced team of unique professional grass experts, along with a specialized distribution network serving its key markets, mainly in Europe and Asia.
ICL Group Limited 77

Products

Specialty fertilizers are highly effective fertilizers that allow more precise feeding of plants for their major nutrients needs (nitrogen, phosphorous and potassium) as well as secondary nutrients and micronutrients. These fertilizers allow efficient fertilization through special applications among others, through drip irrigation systems and foliar spraying, and help growers obtain higher yields and quality. These fertilizers include, among others, controlled release fertilizers (CRF), slow-release fertilizers (SRF), soluble fertilizers and liquid fertilizers as follows:

•
Controlled‑release fertilizers (CRF) allow accurate release of nutrients over time. CRFs have a special coating that allows prolonged release of nutrients from over several weeks to 18 months compared to regular fertilizers that dissolve in the soil and are immediately available but therefore leach partially into the soil. ICL Growing Solutions offers leading global and regional brand-name products including Osmocote, Agroblen, Agrocote, Agromaster, Polyblen and Producote.

•
Osmocote is the most widely recognized and used controlled-release fertilizer among ornamental growers globally. The brand is known to deliver high quality ornamental plants due to its consistent nutrient release and unique patterned and programmed release technologies. We continue to invest in innovation and field trials to validate and demonstrate the performance and high reliability of our products. With Osmocote Exact and Osmocote 5, ICL offers advanced technologies designed to enhance nutrient and micronutrient uptake of the plants. In addition, ICL has developed a faster biodegradable coating for controlled-release fertilizers, marketed as eqo.s. This technology is incorporated into the Company's professional turf brands, such as Sierrablen and ProTurf, which are mainly used on sport fields and golf courses. The eqo.s is the first market solution featuring a CRF coating for urea that biodegrades more rapidly, and is specifically designed to comply with the upcoming EU fertilizer regulation set to take effect in October 2028. In 2025, ICL became the first company in the EU to receive the official CE Mark for this technology, certifying its compliance and allowing its use in the EU market.

•
Soluble fertilizers, which are fully water soluble, are commonly used for fertilization through drip irrigation systems to optimize fertilizer efficiency in the root zone to maximize yields and some of them can also be used for foliar applications. Our well-known brands for fertigation include Peters, Universol, Solinure, Agrolution, Nova, Fertiflow and others. Our leading brands for foliar application are Agroleaf Liquid, Agroleaf Power and Nutrivant. ICL develops specific formulations for different applications and crops. In South America, products such as Profol, Kellus, Tonus, Translok, Forcy, Nutritio, Vegetação and Dimi Tônico are used as high technology products for farmers to improve plant nutrition and physiology through foliar fertilization. There are specific formulations for specific crops, greenhouses and/or open fields, as well as for different water types. In 2025, we launched our foliar drone-spray, water-soluble fertilizer technology under the brand name FertiBuzz.

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

ICL Group Limited 78

•
Liquid fertilizers are used for intensive agriculture and are integrated into irrigation systems (mainly drip systems). Our product line includes mostly tailor‑made formulations designed for specific soil and water/climate conditions and crop needs.

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

•
Growing Media, Levington Advance is a leading brand of growing media product line in the UK and Ireland, offering premium pre-mixed solutions tailored to the specific needs of ornamental growers. Through our unique Fibagro Advance woodfiber technology, we offer an enhanced and sustainable alternative to peat.

•
Specialty Turf Fertilizers - In addition to controlled release fertilizers, the Company offers specialized fertilizers for a range of grass-field applications. For golf greens, the portfolio includes very fine granular fertilizers, such as Greenmaster and Sierraform GT (slow-release fertilizers), as well as a range of Greenmaster liquids.

•
Water conservation and soil conditioning products – these are new product lines developed by the segment to enhance water use efficiency and soil health. In professional turf, water conservation products such as H2Flo and H2Pro are designed to retain moisture in the root zone, improving water availability and usage. This technology is also being applied in agriculture to optimize water distribution around crop roots. For the Ornamental market, ICL offers H2Gro, which is added to growing media to ensure consistent water availability to plants. A wide range of H2Pro products is also available for the Professional Turf market.

•
Bio-stimulants technologies, such as Triplus, Improver, Concorde, Vegetação and Dimi Tônicoare and the general Bioz line are being successfully used by farmers to increase their productivity and alleviate abiotic stress, such as drought, salinity, and others.

•
Adjuvants are essential to enhance foliar nutrition, herbicides and crop protection spray. We offer the South American market adjuvant technologies, including Helper, Tensor Max and AD+ as well as various formulations that address the primary challenges facing farmers, such as drift and run off.

•	Our Polysulphate® and Polysulphate®-based fertilizers, customized to meet the needs of different crops and soil types, maximize yields and allow more precise and efficient applications.

•	Polysulphate® contributes to and follows the main market trends in the field of increased nutrient-use efficiency, low carbon footprint and organic fertilizers.
ICL Group Limited 79

Following are several examples of Polysulphate®-based products and additional products that are included in the FertilizerpluS line:

•	PotashpluS – a compressed mixture of Polysulphate® and potash. The product includes potassium, sulphur, calcium and magnesium.

•	PKpluS – a unique combination of phosphate, potash and Polysulphate®. The product also includes sulphur, calcium and magnesium.

•	NPKpluS – a unique combination of Nitrogen, phosphate, potash and Polysulphate®. This product includes all 6 macro nutrients in one granule.

Production

The Growing Solutions segment's principal production facilities include plants in Israel (soluble compound fertilizers, liquid fertilizers, and soluble NPK fertilizers), Spain (liquid fertilizers, and soluble NPK fertilizers), the UK (Polysulphate, PotashpluS, products for water conservation and peat incorporated in growing media), China (soluble compound fertilizers and soluble NPK fertilizers), the Netherlands (controlled release fertilizers and fertilizer blends), Belgium (soluble NPK fertilizers), the US (controlled release fertilizers, water soluble fertilizers and liquid fertilizers) and Brazil (liquid fertilizers, water-soluble fertilizers, bio stimulants, controlled-release fertilizers, improved efficiency phosphorus fertilizers, secondary nutrients fertilizers, and micronutrients fertilizers).

ICL Group Limited 80

The Growing Solutions segment's main manufacturing plants and marketing companies are indicated in the map below:

Operational Sites – Growing Solutions Segment

North America		
ICL U.S. Charleston	Marketing Company	Turf & Ornamental / Specialty Agriculture
ICL U.S. St. Louis		
ICL CAF – Georgia		Specialty Agriculture
ICL CAF – California		Specialty Agriculture

Europe		
ICL Iberia Totana	Marketing Company	Specialty Agriculture
ICL Turkey Adana	Marketing Company	
ICL France Limas	Marketing Company	
ICL Italy Treviso	Marketing Company	
ICL The Netherlamd Waardenburg	Marketing Company	
ICL Poland	Marketing Company	
ICL Germany Nordhorn	Marketing Company	
ICL UK Ipswich	Marketing Company	
ICL UK Lawford Heath		Turf & Ornamental
ICL UK Nutberry		Turf & Ornamental
ICL UK AmegA Sciences		Turf & Ornamental / Specialty Agriculture
ICL Belgium		Specialty Agriculture
ICL Heerlen		Turf & Ornamental / Specialty Agriculture
ICL Amfert DE		FertilizerspluS
ICL Amfert NL		FertilizerspluS / Specialty Agriculture
ICL Boulby		FertilizerspluS

Asia		
Zhangjiagang FTZ ICL Trading Co		Turf & Ornamental / Specialty Agriculture
YPH	Marketing Company	Specialty Agriculture
ICL China Guangzhou	Marketing Company	
ICL Japan	Marketing Company	
ICL India New Delhi	Marketing Company	
ICL Malaysia	Marketing Company	

South America		
Fertiláqua	Marketing Company	Specialty Agriculture
ICL ADS	Marketing Company	Specialty Agriculture
Nitro 1000		Specialty Agriculture

Israel		
ICL Haifa	Marketing Company	Chemicals / Specialty Agriculture
ICL Rotem	Marketing Company	FertilizerspluS

Africa		
ICL Kenya Nairobi	Marketing Company	

Oceania		
ICL Australia Bella Vista	Marketing Company	
ICL Australia Sydney	Marketing Company	

- Marketing Company

Manufacturing Plants:
- Specialty Agriculture
- Turf & Ornamental
- Chemicals
- FertilizerspluS
- Other

The segment's annual potential production capacity is approximately 500 thousand tonnes of soluble fertilizers, 800 thousand tonnes of phosphate Fertilizers, 900 thousand tonnes of liquid fertilizers, 420 thousand tonnes of controlled-release fertilizers, 230 thousand tonnes of straight fertilizers, 400 thousand m3 of growing media, as well as 680 thousand tonnes of micronutrients and one million tonnes of Polysulphate®. In 2025, we produced about 721 thousand tonnes of Polysulphate®.
ICL Group Limited 81

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

Production-related developments throughout the Growing Solutions segment:

We operate a PeKacid production facility at the Rotem site (located in Mishor Rotem), with a production capacity of 20 thousand tonnes. In 2025, we successfully achieved the required production quality for the product. PeKacid is a patented product of ICL and is the only solid, highly acidifying, water-soluble fertigation product that contains both phosphorus and potassium. It is ideal for hard water conditions where an acidifying effect is required, as well as for keeping drip lines clean.

In 2024, we acquired Custom Ag Formulators, a producer of liquids and water-soluble fertilizers, with facilities in California and Georgia, expending our product offerings and strengthening support for diverse crop needs across key US growing regions.

In 2024, we also acquired Nitro 1000, a Brazilian producer of biological crop inputs. This acquisition expands our biologicals portfolio and supports entry into new markets. Nitro 1000’s products, used mainly in soybean, corn and sugar cane crops, help optimize fertilizer use, increase farmers profitability, and offer more sustainable solutions.

In addition, in 2024, we acquired a UK-based GreenBest, strengthening our Turf and Landscape businesses and enhancing our custom fertilizer capabilities in the UK market.

Since 2023, YPH has produced high-grade bio stimulative liquid fertilizers using premium organic and chemical ingredients, strengthening the Company's specialty portfolio and market position in China.

Competition

The global specialty fertilizer market is estimated at approximately $24 billion per year, accounting for approximately 4% of the total fertilizers market. According to the Company's estimation, the specialty fertilizer market is growing at an average rate of about 5% per year.

The specialty fertilizers market is diversified, with few global companies and many small to medium-size regional and local producers. We are considered one of the largest global players in the specialty fertilizers market, with production plants in Brazil, Israel, the Netherlands, Belgium, Spain, the UK, the US, Germany and China.

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

In addition to ICL, other specialty fertilizers companies with a global presence include: Nutrien Ltd, Wesfarmers Ltd, Industries Qatar QPSC, Sociedad Quimica y Minera, Yara International and Haifa group. Other companies, such as Pursell, Simplot, Nutrien and Koch (USA), Kingenta and Moith (China) and JCAM (Japan) are considered regional players.
ICL Group Limited 82

ICL Growing Solutions benefits from key competitive advantages:

•	A strong, efficient and integrated supply chain with in-house access to high-quality raw materials, mostly phosphate and potash, supported by a broad product portfolio and global production footprint.

•
Strong R&D and innovation capabilities, creating a strong platform for future growth in controlled-release fertilizers, fertigation, foliar soluble fertilizers, bio-stimulants, water efficiency and innovative, and next- generation products.

•	Advanced, value-added production technologies and tailored formulations that meet our customers’ unique needs.

•	A highly skilled global agronomic sales team offering expert support and fostering customer loyalty.

•	Comprehensive, one-stop shop product portfolio.

•	ICL’s well-known and leading brands.

•	Direct farmer relationships (B2C) in key markets (Brazil, Israel, and India), enabling field-level service and acceleration of the innovation cycle.

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

Sales, Marketing and Distribution

The primary markets of the Specialty Fertilizers business line are Europe, Brazil, China, the US, India, Israel and Australia. The Specialty Fertilizers business line sells its fertilizer products primarily via a network of its own sales offices as well as through distributors around the world.

In general, our business model is based on brand-name, premium specialty products which are marketed by a strong agronomist sales network at the end user level, while sales are invoiced through distributor-partners that distribute the products. The technical sales force emphasizes the agronomic advantages of the specialty products to end users (farmers, growers of containerized plants, golf courses, etc.) and provides advice and training of distributor sales representatives. Our Growing Solution segment also has specialized field forces for the Agriculture, Ornamental Horticulture and Turf & Landscape markets supported by specialized marketing teams.

Most specialty fertilizer sales are made through spot orders placed close to the supply date rather than long-term contracts. Consequently, there is usually no significant backlog of orders in this sector.

Prices are determined via negotiations between the Company and its customers, primary influenced by the interplay between market demand and production costs, as well as by the customer’s identity and the terms of the agreement.
ICL Group Limited 83

In August 2024, ICL entered into a five-year, $170 million agreement with AMP Holdings Group Co. Ltd., a leading agricultural distributor in China, for the distribution of specialty water-soluble fertilizers for drip irrigation. This agreement, effective through 2028, includes purchase commitments and exclusivity clauses, and reflects ICL's strategic expansion in the Chinese market, where demand for specialty fertilizers is rising due to evolving agricultural practices and increased adoption of fertigation solutions.

In 2022, ICL signed a long-term agreement with India Potash Limited (IPL) to supply Polysulphate in India through 2026, with an option for renewal. The five-year agreement covers a total volume of one million tonnes, with progressively increasing annual volumes. Shipments set at a minimum of 25,000 tonnes each distributed evenly throughout the year. Pricing and payment terms are jointly determined by IPL and ICL as needed. The availability of Polysulphate is expected to support the Government of India’s organic agriculture program.

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

For further information about trends affecting the segment, see Item 5 – "Financial Results and Business Overview– D. Trend Information".

Seasonality

The utilization and applications of specialty fertilizers align with the main growing seasons of specialty crops worldwide. Seasonality in this business is primarily influenced by geographic location and crop type. While most of our specialty fertilizer business serves markets in the northern hemisphere – where demand is concentrated in the first half of the year – our acquisitions of specialty fertilizers assets in Brazil, have helped balance this. In Brazil, demand peaks in the second half of the year, reducing the segment’s overall seasonality. Similarly, demand for fertigation-grades products in India is also concentrated in the second half of the year.

For instance, certain specialty products, such as soluble fertilizers in the Ornamental Horticulture market, demonstrate consistent sales and application throughout the year, showing limited seasonality. Conversely, controlled-release fertilizers are typically marketed during the potting season of container nursery stock and pot plants, which occurs before springtime.

Other Activities

Our business activities include, among other things, ICL’s innovative arm, that develops new products and services, as well as digital platforms and technological solutions for farmers and agronomists. This category includes Growers and Agmatix, innovative start-ups that are developing agricultural data processing and analysis capabilities for the future of agriculture. These activities are not presented as reportable segments as they do not meet required quantitative thresholds.

For further information please see "Item 5 – Financial Results and Business Overview– C. Research and Development, Intellectual Property and Licenses, etc.".
ICL Group Limited 84

Social Investment

We promote social engagement and investment programs and activities, in alignment with the Company's global Social Impact strategy and policies, as defined and approved by our Board of Directors.

We focus our efforts in three main areas: (1) promoting STEM education (science, technology, engineering and mathematics) and encouraging innovation and excellence in the education system; (2) empowering the communities in which we operate, and responding to their individual needs, while encouraging social innovation and entrepreneurship; and (3) promoting food security through a variety of means, products and activities, including supporting local farmers, encouraging sustainable urban agriculture, and supporting local food banks. In addition, ICL works to assist in disaster relief and crisis situations among our local communities.

Each of our social investment activities is reviewed by the relevant authorized parties within our organization, according to the type and amount of the donation.

Core Projects

We promote the formation, establishment, and development of social flagship projects in the various countries in which we operate.

"Thinking Doing" is our flagship social program in Israel, operating across nine local municipalities. The program empowers community initiatives by developing local entrepreneurship and leadership among the residents, social organizations, and municipal employees. It also encourages social innovation and collaboration to build sustainable communities in the Negev region through the establishment and development of anchor institutions.

ICL participates in the "Password for Every Student" program in Israel, a project that provides a comprehensive, consistent solution for the education system, beginning with the teacher and the student, and extending to the classroom, while creating e-communities. ICL's support enables digital accessibility for 15,000 students in Israel, mostly from the Negev region.

Escritor para o Futuro (Writers for the Future) and Sementes do Amanhã (Seeds of Tomorrow) are ICL’s flagship projects in Brazil. Escritor para o Futuro aims to educate children and promote a deeper understanding of sustainability and the UN Sustainable Development Goals (SDG). The highlight of the program is the publication of e-books on sustainability, written by the children themselves. In 2025, 2,743 students and 126 teachers took part in this project. Sementes do Amanhã focuses on promoting sustainability, enhancing food security, and empowering children through the establishment of community gardens and the cultivation of vegetables in local schools in the São Paulo region.

Black Girls Do STEM is ICL’s flagship social impact initiative in the St. Louis region. The program is committed to creating equitable opportunities for Black girls through hands-on learning experiences, mentorship and long-term development pathways. It empowers participants to build confidence, develop valuable skills, and envision future careers in science, technology, and innovation. This initiative reflects ICL’s strong commitment to diversity, education, and fostering positive social impact in the communities in which we operate.
ICL Group Limited 85

Development of local flagship projects - In 2025, ICL continued to prioritize the development and expansion of local flagship projects in the countries where most of our employees live. Additional flagship initiatives were launched in the US, UK, the Netherlands and Germany. The Company plans to further establish and scale these projects in the coming years, as part of its long-term commitment to community engagement and social impact.

Security situation in Israel – On October 7, 2023, the Israeli government declared a state of war following an attack on civilians near its southern border, which subsequently escalated to other areas. Residents of the Gaza Envelope and Israel’s northern frontier were evacuated, and a large-scale mobilization of military reserves was initiated. As the war persisted and intensified throughout 2024 and 2025, ICL continued to support evacuees and other affected populations through a range of initiatives, including financial contributions, equipment donation, and employee volunteering. The Company also increased its assistance to Israel’s medical and mental health systems, with a particular focus on Soroka Hospital in the Negev, which sustained significant damage during the 12-day conflict between Israel and Iran. In addition, ICL provided ongoing support to meet the evolving needs of its employees and their families.

The Moshe Novomieski Potash Company Heritage Site Visitor Center at the Dead Sea, Israel

The Moshe Novomieski Potash Company Heritage and Visitor Center opened to the public in 2021. The Center is located at the old workers’ compound in Sodom and highlights three main topics: the unique geological conditions that led to the formation of the Dead Sea; the history of the founding of the Eretz-Israeli Potash Company in pre-state Israel; and ICL’s current activities. The Center was established and is operated in collaboration with the Council for Preservation of Heritage Sites in Israel, the Jerusalem and Heritage Ministry, Israel’s Ministry of Education, and others.

ICL's total monetary donations in 2025 amounted to approximately $8 million. In line with the Company's policy, no donations were made to political parties. In addition, in 2025, ICL employees contributed approximately 64,688 hours of volunteer work, sponsored by the Company. This does not include 13,137 hours of volunteer work after working hours, which was encouraged, organized, and logistically facilitated by ICL.
ICL Group Limited 86

Environmental, Health and Safety

Introduction

Our company is committed to creating impactful solutions for humanity’s sustainability challenges, by leveraging our unique resources and technological ingenuity. Many of our products and services enhance global food security, industrial efficiency and safety. The UN’s Sustainable Development Goals (SDGs) are ingrained in our guiding principles and aligned with relevant megatrends.

We align our strategic planning to capitalize on material business opportunities pertaining to sustainability, as well as to assess and prepare for sustainability-related risks. Food security is a major global concern, with climate-change increasing the stress on agriculture and food supply chains requiring adaptation of the sector. A significant portion of ICL’s products and services enhance global food security. Our products include key minerals, next generation fertilizers, digital farming/AgroTech solutions for precision agriculture, plant-based proteins, Specialty phosphate food solutions that extend shelf life and reduce food waste, along with other products essential for global food security.

We are committed to developing and implementing a comprehensive Environmental, Social and Governance (ESG) strategy by integrating responsible and sustainable considerations into our business activities, including in the manufacture and sale of our products. Our goals and targets focus on increasing energy efficiency and renewable energy use, while reducing our carbon footprint, air emissions, water consumption and wastewater output. We also aim to promote Circular Economy initiatives, optimize raw material use, expand material re-use and recycle hazardous and non-hazardous wastes. In addition, we continue to integrate ecological considerations into our mining reclamation activities.

To further support carbon emissions reductions across all our business segments as well as parts of our value chain, we have initiated a process to enhance our digital capabilities, providing high-resolution metrics and low-carbon alternatives. We also intend to continue implementing life-cycle analysis processes and monitoring the carbon footprint of our products. ICL promotes personal environmental responsibility among its employees and supports the communities in which it operates, including through employee volunteerism. ICL also aims to achieve and maintain leadership in ESG rankings and indices, while enhancing transparency and fostering an open dialogue with its stakeholders.

Our company acts proactively to prevent environmental incidents through comprehensive risk management, knowledge sharing, effective maintenance, and the development and implementation of appropriate management systems. ICL considers safety and health performance as core values and aims to achieve top-tier safety results. Its operations are bound by multiple environmental and safety requirements, including those related to climate change, energy efficiency, air quality, liquid and solid waste discharge, land reclamation, and hazardous substances and products. Furthermore, to the Company must obtain and comply with various environmental permits and licenses, such as air emission and waste discharge permits, designed to protect the public health and safety and the environment. To conduct its operations, the Company is required to comply with the terms and conditions of these permits and licenses and to remedy any deviations from them.
ICL Group Limited 87

Beyond existing environmental, health, and safety requirements, which have become more stringent over time, we may also be subject to new requirements. These developments may create challenges and uncertainties regarding our ability to comply and could affect our capital expenditures and operating costs. Compliance may require adjustments to our facilities, production processes, and operations. In addition, these potential new requirements may oblige us to obtain new permits and licenses for our continued operations. Accordingly, we continuously monitor evolving environmental, health, and safety requirements and assess their potential impact on our activities.

ICL is assessing its value chain and working to increase the number of suppliers conducting sustainability assessments through the Together for Sustainability (TfS) initiative. The Company is also committed to ethical conduct and fair treatment of its stakeholders, and seeks to proactively foster an inclusive workforce. (for further information, see “Item 6 – Directors, Senior Management and Employees – D. Human Capital - Promoting Diversity, Inclusion & Belonging (DIB)”).

We continue our journey to enhance our understanding and preparedness regarding climate related risks and opportunities. This is the fifth year in which we voluntarily disclosed information regarding climate-change risks and opportunities according to the core principles of the Climate-related Financial Disclosures (TCFD) framework, and we intend to continue to advance our relevant knowledge in future years. For further information, see “Item 4 – Information on The Company – B. Business Overview – ICL Climate Related Risk and Opportunity Disclosures " below.

ICL’s President and CEO, Mr. Elad Aharonson, serves on the Board of Directors of the International Fertilizer Association (IFA), a global fertilizer association encompassing all actors in the fertilizer value chain which promotes the efficient and responsible production, distribution and use of plant nutrients, by creating productive and sustainable agriculture systems that contribute to a world free of hunger and malnutrition. This aligns with ICL’s commitment to “Zero Hunger” as the Company continues its evolution from a resource-based to a purpose-driven organization.

ICL strives to establish a culture of sustainability across the organization. To accelerate learning and continuous improvement, the Company participates in multiple ESG and sustainability rankings, leveraging the feedback received to enhance performance and implement best practices. Among these are ESG rating frameworks such as Maala and Entropy, from whom ICL has received very high scores. ICL achieved CDP double-A status, being recognized as leader in corporate transparency and action on climate change and water security, placing ICL in the top 4%. In EcoVadis, ICL scored 77 points, ranking in the top 2%. The Company also improved its MSCI ESG rating to A and achieved a Sustainalytics rank of 21, placing ICL second out of 81 companies in its sub-industry. ICL is also committed to the United Nations Global Compact initiative.

ICL has been recognized as an Industry Stewardship Champion by the International Fertilizer Association (IFA) for the past several years, including 2025, reaffirming its commitment to excellence in safety, health, and environmental standards. In 2025, ICL’s US facilities were recognized by the American Chemistry Council (ACC) for safety performance, with Certificates of Excellence awarded to seven facilities. Agmatix, part of the ICL Group, was named the 2025 Data Driven Solutions Company of the Year, by Agri Business Review. Additionally, Agmatix was selected as one of six winning technology initiatives in a national data infrastructure program led by the Israeli government. Agmatix will collaborate with partners to build a comprehensive agricultural data platform that standardizes and unlocks agronomic data, accelerating global insights, innovation, and digital transformation across the agricultural sector.
ICL Group Limited 88

The Company’s products have also received recognition for their unique contribution. FruitMag™ was awarded the 2025 SEAL Sustainable Product Award for its innovative, mineral-based solution that reduces citrus losses using natural Dead Sea magnesium, without the use of fungicides. The ROVITARIS® SprouTx® textured soy protein won two awards in 2025, Best plant-based product' at the World Food Innovation Awards and Fi Europe Innovation Awards: Plant-Based Category with our ROVITARIS® SprouTx® textured soy protein.

We continuously invest in capital projects towards environmental protection, health and safety and in their proactive management. In 2025, we invested approximately $131 million on environmental related projects, $61 million of which was allocated to investments in property, plants and equipment. Over the next few years, we intend to invest additional significant capital to further reduce our air emissions, treat hazardous materials and reduce our overall negative environmental impact. This will include investments that are required to comply with the Israeli Clean Air Law, European environmental regulations, and other regional environmental regulations. We estimate that in 2026 we will allocate approximately $166 million for environment-related purposes. For further information, see “Item 3 - Key Information— D. Risk Factors".

For further details regarding our ESG practices and performance, see “ICL Corporate Responsibility Report 2024” in our current Report on Form 6-K (File no. 001-13742) filed with the SEC on June 30, 2025. Our Corporate Responsibility web-report is made publicly available on our website at www.icl-group.com. Neither the 6-K report nor our website have been incorporated into this Annual Report, and the reference to our website is intended to be an inactive textual reference. The information found on, or accessible through our website is not intended to be a part of this Annual Report.

Sustainability

Sustainable Solutions

ICL focuses on developing sustainable solutions that increase ICL’s positive global impact and deliver added value across its value chain through existing and new products. The sustainable solutions we offer are interlinked with the trends in key markets and the challenges that humanity faces.

In an era defined by a growing global population and escalating environmental challenges, the imperative of ensuring food security (SDG 2 - Zero Hunger) has become a central priority. In response to the rising impacts of climate change, we continue our efforts to reduce greenhouse gas (GHG) emissions (SDG 13 - Climate Action). ICL’s Research, Development and Innovation (RD&I) department has adopted the United Nations Sustainable Development Goals (SDGs) as guiding principles in its RD&I activities.

As part of our commitment to sustainable development, we combine environmental, health and safety criteria with commercial and operational considerations when developing new products. Potential products are tested using an internal Sustainability Index for product development. We have also developed a data-driven Impact Assessment Tool for all our RD&I projects to support our efforts to tackle climate change, enhance food security, develop sustainable agriculture, and improve human health, safety and wellbeing in general. This strategic component is part of our product development process to create a positive impact. We are implementing dedicated technologies across our global sites designed to enhance our carbon footprint and life cycle assessment (LCA) calculations for multiple products and processes. We believe these efforts enable us to identify and scale lower-carbon solutions, and to provide our value chain with greater benefits. We are also implementing Circular Economy concepts as part of our efforts to reduce our environmental impact. These include award winning products such as PuraLoop® and our innovative phosphorus fertilizer manufactured from reacting 100% SSA (sewage sludge ash).
ICL Group Limited 89

As an essential player in the global food supply chain, our goal is to contribute to the effort of achieving Zero Hunger (SDG 2). Based on research conducted by an external firm, it was assessed that ICL's products contribute to the enhancement of food security for about 5% of the world’s population, or approximately 400 million people daily. Our fertilizer production alone has led to a remarkable increase in agricultural output, yielding approximately 70 million tonnes, equivalent to about 190 billion meals annually and meeting the caloric needs of around 175 million people every day. Simultaneously, our phosphates products have improved the quality and longevity of 43 million tonnes of food, equivalent to about 230 billion meals annually, meeting the caloric needs of 210 million people every day.

The fertilizer industry helps to overcome agricultural challenges by facilitating increased crop yields on existing agricultural land and preventing excess conversion of natural habitats into agricultural land. This is especially true in an era where global food systems evolve to meet new challenges and global food demand is projected to increase by 60% by 2050. To enhance global food security and availability, we offer a broad variety of solutions to farmers, including commodity fertilizers, controlled release fertilizers (CRF), bio-stimulants, organic fertilizers, digital farming/agricultural technology (Agro-Tech) solutions, plant-based proteins and more.

Our products enable growers to enhance their yields and improve their crop quality, while increasing their nutrient use efficiency and reducing their water consumption, thereby supporting both adaptation and mitigation of climate change. By offering more sustainable alternatives, we contribute to the reduction of carbon intensity across the food supply value chain (Climate Action -SDG 13). Our Growing Solutions segment offers CRFs and is developing biological bio-stimulants that stimulate plant growth and support plants in stress conditions. For example, Bioz, ICL's biostimulants line, is crafted to maximize crop potential and foster sustainable agriculture. Mitigating challenges from heat, drought, excess solar radiation (Bioz Keep Green) or diseases. Bioz stimulates soil activity, improves nutrient availability, and reduces stress for enhanced nutrient uptake. Our Growing Solutions segment also helps farmers protect the environment by minimizing their crops' loss of nutrients through leaching and volatilization. In 2025, ICL signed an agreement to acquire Lavie Bio’s key assets. Lavie Bio leverages artificial inelegance, and an ambitious AI-driven program, jointly developed by ICL and Lavie Bio, has identified novel microbe-based biological solutions that, when combined with fertilizers, are expected to be a game changer in overcoming various abiotic stresses under different weather conditions. Thus, improving crop resilience and increasing yield. In addition, ICL’s solutions enable farmers to make data-driven decisions through precision agriculture. ICL also offers organic fertilizers such as Polysulphate®, a cutting-edge natural fertilizer, which contains sulfur, potassium, magnesium, and calcium for comprehensive crop nutrition, and Nova QuicK-Mg, an organic blend of potassium and magnesium, which is ideal for magnesium-deficient tropical soils.

As part of our commitment to sustainable agriculture, we produce efficient water conservation products that help to retain water in the root-zone of crops and turf through novel technology (Clean water and sanitation – SDG 6). Our key brands, H2Flo and H2Pro, significantly reduce traditional irrigation requirements. We also produce a specialized solution, Nova Complex Optima, a nitrification inhibitor (DMPP) that prevents groundwater contamination and mitigates the risk of nitrate leaching. This innovative product, tailored to crop nutritional needs, contributes to sustainable agriculture by slowing ammonium-to-nitrate conversion, preventing nitrogen runoff and enhancing soil fertility. Additionally, Nova Complex Optima reduces nitrous oxide production. ICL is also developing Controlled Release Fertilizer (CRF) with biodegradable coating for open-field agriculture, aligning with upcoming European standards and supporting sustainable farming practices. An additional product designed to support sustainable practices in farming is pHix-up, a solution that rapidly neutralizes post-feeding rumen acidity and helps to balance pH levels in cattle, which is crucial for their health. This solution, beyond basic pH control, also boosts milk production and enhances milk composition.
ICL Group Limited 90

Our products also serve the food industry's needs. Our JOHA® emulsifying salts, enables extended shelf life for food products, reducing food waste. We also market alternative protein solutions (plant-based substitutes). Through a collaboration with Protera Biosciences, an AI-driven FoodTech start-up, our Food Specialties unit develops novel proteins, offering sustainable, highly functional protein-based ingredients for food manufacturers. As part of our approach to advance sustainable and innovative solutions in the food industry, in 2023, ICL Food Specialties, in collaboration with Plantible Foods, launched a Rovitaris Binding Solution powered by Rubi Protein. In 2024, this innovative ingredient was honored with the Ingredient Idol award at the SupplySide West (SSW) conference and recognized as the most innovative food ingredient of the year. Another solution in our portfolio is FruitMagTM, a sustainable, mineral-based and fungicide-free solution for post-harvest citrus fruit treatment. By using a food-grade magnesia product, ICL eliminates the need to use toxic materials and reduces product losses while increasing shelf life.

To support our growing efforts to enhance our portfolio ICL acquired 49.9% of Bartek Ingredients' shares. Bartek is a global leader in food-grade malic and fumaric acids, serving hundreds of customers and distributors across the food, beverage, confectionery, bakery and other end-markets. These functional food ingredients are used by food and beverage companies to enhance flavor profiles, extend shelf life and improve overall quality. These additives also contribute to the quality, safety and efficacy of personal care products. For further information, see Note 8 to our Audited Financial Statements.

By supporting food security, improved nutrition, and sustainable agricultural practices, which are key components of SDG 2 (Zero Hunger), including the objective of reducing food loss and waste, ICL’s products contribute to advancing this global goal.

ICL is committed to innovation in agriculture and food production and is working with startups and other partners to develop new solutions that can help produce more food using fewer resources, while reducing the environmental impact of food production. ICL’s innovation incubator is engaged in identifying startups in the FoodTech and AgroTech industries that can bring real change to the world. Through its global presence and existing assets, ICL can help startups achieve their goals and boost their sustainability efforts.

Agmatix, an essential player within ICL's AgroTech digital solutions, is an agroinformatics company committed to revolutionizing agriculture through data-driven innovation. The platform is designed to standardize agronomic data and provides actionable insights that empower agricultural professionals to optimize their field trial research and crop nutrition. Agmatix was recognized for its AI-driven platform, which helps agrifood companies’ agronomists and suppliers implement environmentally friendly crop strategies. Agmatix users oversee some 15 million acres of land worldwide, and the company’s new RegenIQ platform allows those users to receive real-time data and feedback.

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
ICL Group Limited 91

Through our Digital Ag solutions, we offer farmers a Plant Nutrition Carbon Footprint Optimization tool that allows them to compare nutrition plans and consider the trade-offs between yields and environmental impact. The system calculates carbon footprint & GHG emissions based on various parameters such as field characteristics (soil type, organic matter, pH), environmental conditions, agronomic practices, crop type, fertilizer type, applications timing, and residue management.

ICL is committed to continuing its pursuit of innovation, aiming to introduce new solutions to the market that satisfy the evolving needs of the industry and through these efforts, to position the Company as a leader in the future of agriculture.

The health and personal care industry has experienced growth coupled with heightened consumer awareness of ingredients, quality, safety, and environmental impact, requiring the development of unique products. To this end, we have heavily invested in R&D to develop and manufacture safe, high-purity, high-quality ingredients that are designed to comply with the exacting quality standards demanded by the industry and today’s consumers’ demands.

ICL produces a wide range of products serving the pharmaceutical, nutraceutical, and food markets. These include active pharmaceutical ingredients used by pharmaceutical manufacturers to treat osteoporosis, ingredients that support and maintain electrolyte balance in the human body, and a line of 100% naturally based personal care products derived from magnesium sourced from Dead Sea salts. Among them are CareMag® D, a deodorant ingredient, CareMag® B, a baby skin care ingredient, and CareMag® M, a natural-based wash-off mask. These products are approved by COSMOS, the Cosmetic Organic and Natural Standard, which establishes certification requirements for cosmetic products in Europe and is the standard recognized globally by the cosmetics industry. We have also expanded our portfolio to include sustainable solutions for textiles. ICL’s TextiMag™ is an innovative magnesium-based textile finish, an odor-adsorption technology that uses high-purity magnesium to naturally reduce odor without harsh chemicals. It is the ﬁrst-ever magnesium-based odor adsorption technology developed for the textile industry. TextiMag™ has been certified as a bluesign® system partner, and its formulation is designed with safety, traceability, and environmental responsibility in mind.

As awareness and demand regarding low-carbon products grows in multiple markets, we initiated a process to enhance our digital capabilities, providing high-resolution metrics and low-carbon alternatives to further support our efforts to lower carbon emissions associated with our value chain across all our business segments. ICL is committed to sustainability across our entire value chain, from raw material extraction to production processes and downstream applications. We are implementing dedicated innovative technologies across our global sites, to enhance our carbon footprint and life cycle assessment (LCA) calculations for multiple products and processes. ICL’s ability to offer products with low carbon footprints enables its value chain to deliver solutions with added environmental value. These include Polysulphate® in our Growing Solutions segment. In Industrial Products segment, the Company produces bromine in Israel, which has been recognized as having the lowest calculated carbon footprint globally. The Company engaged ECOINVENT, a world-leading provider of high-quality environmental life-cycle inventory data provider, to review the environmental footprint of ICL’s bromine production. Following a review of ICL’s production processes and primary data (including information relating to material and energy inputs, operational parameters, and methodological assumptions), ECOINVENT delivered its updated assessment in October 2025, confirming that the carbon footprint (CFP) of bromine produced in Israel is the lowest calculated carbon footprint globally among the bromine datasets represented in the ECOINVENT database. This verified dataset will serve as a basis for CFP assessments of our downstream products, further ensuring consistent and transparent calculations across our portfolio, while demonstrating that the use of bromine-based solutions enables tangible advantages for downstream industries, both in the present and the future.
ICL Group Limited 92

For the battery materials market, ICL will continue developing its existing activities related to the supply of raw materials. The Company has shifted its strategy and does not intend to move further downstream into cathode active materials, instead continuing to serve as a supplier of raw materials to battery customers.

Our efforts to improve our impact on the environment are facilitated by innovation and commercial excellence activities (Industry, Innovation and Infrastructure – SDG 9). We are increasingly more operationally efficient, integrating renewable energy into our fuel mix and implementing Circular Economy activities, both within our organization and in collaboration with our partners.

Circular Economy

‘Circular Economy’ and an ‘Integrated Production Value Chain‘ are guiding principles that drive our activities.

ICL is actively engaged in the development of sustainable solutions and processes, aligning its operations, products and business models with principles that contribute to Circular Economy and address resource scarcity. To this end, the Company designs its products to enhance efficiency, recyclability and durability, innovates new products from materials previously considered byproducts or waste, and works to optimize its production processes.

Examples of these new processes and solutions:

•
We continuously explore new technologies to use secondary phosphate sources as alternatives to virgin raw materials. We are developing future resources for our fertilizer products, including for recycling and recovery of phosphorus and nitrogen from secondary sources.

•
PuraLoop® is an innovative phosphorus fertilizer produced by us through the reaction of 100% SSA (sewage sludge ash). This pioneering fertilizer addresses the critical issue of resource conservation in agriculture and promotes sustainable farming.

•
Pearl® is a sustainably recycled phosphorus product that helps to close the phosphorus cycle. It is recovered from high concentrations of phosphorus in diverse water streams, preventing losses into aquatic environments while preserving finite rock phosphate resources, and is integrated into our premium controlled-release fertilizer, Sierrablen Plus®.

•	MagiK® is a powerful organic multi-nutrient for crops, used as an additive in fertilization products. It was developed from a byproduct stream of our magnesium production process.

•
Fibagro Advance is a peat-alternative growing media that uses waste from the timber industry and a thermo-mechanical process to create a unique matrix that improves moisture and nutrient retention. The product has a lower carbon footprint compared to peats and other peat alternatives.

ICL Group Limited 93

Examples of optimization of ICL’s production processes include:

•
As part of our Circular Economy efforts in China, we are developing various uses for phosphogypsum, the only byproduct from our Chinese site that has not yet been fully utilized. In addition to existing solutions, the Company, in collaboration with local authorities, has developed a solution to rehabilitate an old mine. In 2025, we successfully utilized 2.8 million cubic meters of phosphogypsum.

•
We invest time and effort in advancing solutions for the utilization of phosphogypsum at Rotem, in line with our Circular Economy approach to transform byproducts into valuable resources. The Company is collaborating with a third party to establish a pilot intended to evaluate a technological pathway to convert phosphogypsum into valuable raw materials that can be reintegrated into industrial value chains.

•	At ICL Dead Sea, salt is used as internal infrastructure in the rehabilitation of operational roads, construction of wall barriers, as well as in other infrastructure projects.

Non-financial KPI’s & Sustainability Linked Finance

In April 2023, ICL further expanded its strategic focus on sustainability by entering into a $1,550 million Sustainability-Linked Revolving Credit Facility Agreement (Sustainability-Linked RCF) with a consortium of twelve international banks.

Both the Sustainability-Linked RCF and the SLL include three Key Performance Indicators (“ESG KPIs”) which have been designed to align with ICL’s sustainability goals. The ESG KPIs include a reduction in Absolute Scope 1 & 2 GHG Emissions, an increase in the percentage of women in ICL’s senior management and an increase in the number of valid TfS (Together for Sustainability initiative) scorecards obtained by ICL suppliers. Each of the KPIs will be regularly assessed throughout the term of the Sustainability-Linked RCF and SLL, with performance verified by third parties. As of the reporting date, the relevant annual targets have been achieved. For further information, see Note 13 to our Audited Financial Statements and “Item 6 – Directors, Senior Management and Employees – D. Human Capital".
ICL Group Limited 94

Health and Safety

As a leading global specialty minerals company, we are subject to specific environmental, health, and safety requirements under international, national and local laws, regulations, and permits within each jurisdiction in which we operate. To sell our products and to operate our processes, including mineral extraction, production, distribution, marketing, and use of products, we are required to comply with relevant environmental, health and safety requirements.

ICL manufactures products that are part of everyday life. Some of our products, if not managed properly, are potentially harmful to the environment and to the health and safety of those who are exposed to them during their production, transportation, storage, or use. This also applies to effluents, air emissions and other waste streams that are generated during the production of some of our products. These substances can result in contamination that necessitates remediation, clean-up, or other responsive actions. Our existing products undergo evaluation during the various stages of their production process and supply chain, and we also assess the risks of our new products prior to their launch. We also invest resources to develop sufficient information and data for our products. This enables us to characterize their safety features with reference to human health hazards and environmental threats. We strive to increase their positive impact and to reduce any negative impact.

Industrial production in general, and the chemical and mining industries in particular, require the implementation of special precautionary measures to maintain a safe and healthy work environment. Safety is one of our fundamental values, and we continuously work towards accident prevention by fostering a zero-accident culture. Our OEMS-EHS (Operational Excellence Management System) provides the framework that drives operational excellence for industry-leading safety and reliability performance across our organization. As part of this approach, we conduct periodic risk assessments, PSM (Process Safety Management) methods and external and internal audits across all our operations, including our contractors’ operations. Emergency drills, personnel training and knowledge sharing processes are part of the annual plans of our sites. Our proactive program engages our employees and managers to identify risks and work to utilize various measures and technologies. Our efforts have been recognized with high-ranking grades. For example, ICL’s US facilities were recognized by the American Chemistry Council for Safety Performance in 2025. Certificates of Excellence were awarded to seven facilities.

To minimize potential occupational hazards that may occur during our operations, and to help ensure a safe and healthy work environment, we seek to comply with strict occupational safety and health standards prescribed by local, national and international laws and standards. The health of our employees and contractors is checked regularly. Mandatory and locally agreed safety equipment is provided to our employees and requested from our contractors. We regularly monitor our work environment and perform industrial hygiene monitoring as required by regulations and Company procedures. We set safety targets for improvement annually, and safety KPIs are reported and tracked from all ICL production sites. One of the KPIs for all executive management is IR (Incident Rates), which is an indication of how many incidents of lost working days (a measure of severity) occurred. In 2025, the IR was 0.42.
ICL Group Limited 95

* Incident Rate - Lost working days cases, multiplied by 200,000, divided by employees’ work hours (not including our offices employees). Any injury event with one or more lost workdays is included in the IR calculation method.

Following any severe incident, inspection committees are formed to engage in-depth learning processes, and to enable necessary corrective and preventive actions to avoid future occurrences. This proactive approach reflects our ongoing commitment to safety and continuous improvement. For further information, see “Item 3 – Key Information – D. Risk Factors – Accidents occurring during our industrial and mining operations, and failure to ensure the safety of workers and processes could adversely affect our business.”

We invest extensive resources in training, mentoring, and additional safety measures to improve occupational safety and health as well as to prevent accidents and occupational illnesses. As part of our proactive EHS approach, we implemented an Operations Management System (OEMS-EHS) that provides a structured framework to promote operational excellence, safety and reliability across the organization. We have also adopted Human and Organizational Performance (HOP) principles, which focus on early detection and prevention, foster organizational transparency, and strengthen safety defenses for employees, processes, and the environment. The HOP approach creates dialogue and knowledge sharing within our organization between managers and employees, and HOP workshops are conducted at all our global sites. Our proactive efforts to prevent EHS incidents are monitored through leading (proactive) KPIs.

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

In recent years, we have implemented advanced technologies to assist us in managing EHS events and proactive safety processes globally. We have deployed specialty software at all our sites. The software's modules include lesson learning, shared learning, intake of innovative ideas arising from the field and additional controls and defenses. A change management module is also part of the assimilated technology. In addition, we created a mobile EHS application used globally for EHS management, hazard recognition, emergency-event management and various proactive online activities. In 2025, we implemented a new Permit to Work (PTW) module to strengthen oversight of high-risk activities, and both employees and managers routinely use these technologies.
ICL Group Limited 96

Emergency drills, including unannounced drills, are a part of our annual work plans and are conducted regularly to test and improve readiness for events such as earthquakes, leakage of hazardous materials, and fires. We continue to enhance our procedures and measures with the goal of becoming leaders in crisis management, management of workplace hazards and EHS practices.

To prepare for natural disasters and emergency scenarios, we created emergency teams qualified to perform a broad range of first responder roles, including rescue from ruins and disaster areas following earthquakes. Dozens of volunteers participate in such activities in addition to their routine duties. Teams are provided with advanced equipment and practice highly complex rescue and evacuation scenarios.

Our defined Business Continuity Plan (BCP) enables business continuity and quick recovery from various crisis scenarios, minimizing business disruption and EHS impact.

In addition, we are introducing AI technology to support various processes and strengthen our defenses, including the use of robots and drones. Examples include smart systems for forklifts and trucks, the use of drones to inspect confined spaces (which eliminate the need for an employee to enter dangerous surroundings), smart sensors, and other advanced applications.

PSM methodology is used to develop and implement policies and standards guided by the CCPS framework, which includes the EU Seveso Directive, OSHA PSM Regulation, and UK HSE Control of Major Accidents. Israel’s Ministry of Environmental Protection has adopted the Seveso risk assessment methodology, and Israel’s Ministry of Labor adopted the OSHA PSM Regulation, which are expected to be required at our relevant facilities. All processes apply to both employees and contractors.

Our risk management process is a structured, continuous process, consisting of both periodic and ongoing activities. A comprehensive risk mapping process was conducted throughout our organizational units, and we have streamlined formal Enterprise Risk Management (ERM) policies and procedures focusing on process safety at all sites throughout our Company. For further information, see “Item 4 – Information on The Company — B. Business Overview - ICL Climate Related Risk and Opportunity Disclosures".

For further details on regulatory, environmental, health and safety matters, see our “ICL Corporate Responsibility Report 2024” on our website at www.icl-group.com. The reference to our website is intended to be an inactive textual reference, and the information on, or accessible through, our website is not intended to be part of this Annual Report.
ICL Group Limited 97

Climate Change and Greenhouse Gas Emissions

The impact of climate change is being increasingly recognized throughout our value chain and across the globe. Our value chain, for example, is exposed to extreme weather events that stress food production systems. Our own facilities are also assessing their exposure to various climate-related impacts. Climate change is a growing concern not only for governments and non-governmental organizations, but also for our stakeholders, including investors, customers, employees and the general public. In response, we are aligning our actions to keep pace with this accelerating change.

We are witnessing an increasing level of new and tightened global regulation of greenhouse gasses (“GHGs”) which may impact our operations by requiring changes to our production processes or increasing raw-material use, energy consumption, and production and transportation costs. These regulations will also require greater disclosure of our efforts and associated costs. At the same time, in the US, the federal government has been considering and adopting initiatives to rollback restrictions on greenhouse gas emissions and regulations targeting climate change and may continue to do so. The impact of these diverging regulatory developments on our operations, suppliers and markets we serve may vary, and we continue to monitor them closely. For additional information regarding our climate change–related risk management and GHG emissions, see “Item 3 - Key Information— D. Risk Factors”.

ICL Climate Related Risk and Opportunity Disclosures

Introduction

As a leading global specialty minerals company, we understand that our industry can be an important enabler in the transition to a low carbon economy. We can contribute to this transition by developing innovative products and services as well as by offering solutions designed to promote sustainable agricultural and other practices, minimize environmental impact and enhance safe economic progress in a more sustainable manner. As our industry is a major consumer of fossil fuel-derived energy and an emitter of greenhouse gases, we aim to reduce our global GHG emissions and to transition to net zero (Scope 1&2). We recognize that climate change has a wide-ranging impact on our operations, supply chains, and markets. In addition, as a company committed to transparency and responsible reporting, we acknowledge the rapid increase in global interest in the development of more comprehensive climate-related disclosure. In 2023, the International Sustainability Standards Board (ISSB) issued the first IFRS Sustainability Disclosure Standards, IFRS S1 and IFRS S2. Since then, multiple jurisdictions have moved to adopt or align with the ISSB baseline. In the European Union, the European Commission adopted the first set of European Sustainability Reporting Standards (ESRS) in July 2023 for application under the Corporate Sustainability Reporting Directive (CSRD), and during the years 2024 and 2025 advanced simplification efforts that have affected the timing and scope of reporting requirements. In addition, the state of California has enacted laws requiring disclosure of climate-related risks (currently subject to a court-ordered stay), as well as GHG emissions, however certain elements of these requirements remain subject to ongoing rule making and legal challenges. Additional jurisdictions are expected to adopt regulatory disclosure requirements relating to climate risks and opportunities disclosures, GHG emissions and other ESG metrics in the foreseeable future. While disclosure requirements and topics differ among the frameworks, climate-related disclosures are included in each of the frameworks, demonstrating their importance. For further information, see “Item 3 - Key Information— D. Risk Factors".
ICL Group Limited 98

In our previous annual reports, we aligned our climate risk assessment and reporting with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), which has been the leading climate reporting framework since 2017. While the TCFD framework has been integrated into the International Sustainability Standards Board (ISSB) standards (IFRS S1 and IFRS S2), we continue to apply the core principles of the TCFD framework in our voluntary climate disclosures. This ensures consistency and transparency in reporting climate-related risks and opportunities. We closely monitor the evolution of ISSB and the adoption of additional global climate reporting standards, and their implications for future reporting. In 2025, we continued to report climate-related disclosures, guided by the core principles of the TCFD framework.

As part of our legacy targets, we committed to a 30% reduction of our greenhouse gases (GHG) emissions (Scope 1&2) by 2030 (versus 2018, being the base comparison year), and to date, we are on track to achieve this goal. Going further, following ICL's declaration to set a decarbonization plan in accordance with the criteria and process of the SBTi, in 2024, ICL updated its decarbonization roadmap beyond 2030 and formulated the relevant targets in accordance with the SBTi standards and requirements. In 2025, SBTi validated ICL’s near-term greenhouse gas emissions reduction targets by 2034 (versus 2022, being the base comparison year). The SBTi initiative promotes ambitious climate action in the private sector by enabling organizations to set science-based emissions reduction targets in line with the Paris Agreement’s goals. For further information, see “Item 3 - Key Information— D. Risk Factors".

Building on our established approach to climate-related reporting, we conducted a screening of material climate-related risks and opportunities relevant to ICL, highlighted our existing good practices and identified next steps to strengthen our climate-related governance, strategy and risk management procedures. The following section outlines our progress across four key areas of climate risk and opportunity management: Governance, Strategy, Risk Management, and Metrics and Targets.

Governance and Management of Climate Related Risks and Opportunities

Board-level Oversight of Climate-related Issues

•
Climate risk management is an integral part of our overall approach to ‘Doing the Right Thing, in the Right Way, Every Day’. ICL’s Board is responsible for setting ICL’s overall strategic direction, including sustainability, climate and ESG related matters. The Board views climate change as a material component of the Company's strategy.

•
The Board has appointed a Climate, Sustainability and Community Relations Committee (“CSC Committee”) to oversee climate-related issues, including but not limited to, climate-change risk assessment and mitigation plans, installation of renewable energy facilities, site decarbonization plans, implementation of Circular Economy activities, achievement of energy and water savings targets and implementation of various policies related to environmental impact. The CSC Committee is chaired by Dr. Miriam Haran, a leading environmental expert with substantial experience in environmental and climate-related matters. The CSC Committee comprises three additional directors on the Board who possess significant industrial and risk management experience, including experience regarding environmental matters.

ICL Group Limited 99

•
The CSC Committee convenes quarterly, as scheduled, unless additional meetings are necessitated for ad hoc purposes. The meetings include review of updates regarding the Company’s latest ESG related events, as well as changes in underlying regulations, ESG risk assessments and ESG management systems, in addition to review and approval of policies and procedures when relevant. The CSC Committee also holds annual discussions regarding, among other things, risk mitigation measures, climate-related risk and opportunity disclosures, the Company’s ESG reporting, and ICL’s sustainability KPI targets. Progress made on climate-related targets, and adherence to the Company’s GHG decarbonization targets, are also monitored in these meetings (for more information, refer to the ‘Metrics and Targets’ section below).

•
In February 2023, the Board approved the submission of a declaration to the SBTi organization, wherein the Company will commit to set a near-term, science-based target in accordance with the framework developed by the SBTi. The Board’s approval followed discussion and approval by ICL’s Global Executive Committee (GEC) in January 2023, and the CSC Committee in February 2023. In March 2023, SBTi officially confirmed ICL’s commitment to develop near-term targets in accordance with SBTi criteria and processes. Following ICL’s submission in March 2025, SBTi validated ICL’s near term targets for GHG reduction in July 2025. The CSC Committee will continue to oversee ICL’s decarbonization plan and targets.

•
The Board’s Audit & Accounting Committee, as determined in ICL’s Board Manual, is responsible for, among other responsibilities, overseeing ICL’s risk management, including monitoring our activities to manage and mitigate identified risks, as well as to ensure our compliance with relevant regulations. Accordingly, ICL’s Enterprise Risk Management (“ERM”), which includes climate related risks, is discussed at least on a bi -annual basis, and any material changes are updated on a regular basis.

•
ICL’s ERM approach and constituting documents, including its ERM policy and procedures, follow the risk management methodology of the Committee of Sponsoring Organizations of the Treadway Committee (COSO). The methodology is defined as “the culture, capabilities, and practices, integrated with strategy setting and its performance, that organizations rely on to manage risk in creating, preserving, and realizing value”.

ICL has integrated climate related risk and opportunities into its formal ERM processes, including the ESG risk management structure and in various categories under the ICL Risk Universe. Physical and transition risks have been integrated at all risk levels.

For further information, including additional information regarding Dr. Haran’s biography and the frequency of CSC Committee and the Audit & Accounting Committee meetings, see “Item 6 – Directors, Senior Management and Employees— A. Directors and Officers & C. Board Practices—Our Board Committees”.
ICL Group Limited 100

Management and Leadership Oversight

•
ICL’s Global Executive Committee (“GEC”), comprised of its senior executive management members, meets on a weekly basis and is responsible for overseeing the Company’s actions, policies and initiatives designed to ensure that ICL’s material ESG and climate -related risks are being appropriately addressed and managed. It also renders decisions on various issues including sustainability, climate and ESG matters. This includes the formation of annual budgets, deliberations regarding major capital and operational expenditures for climate mitigation activities related to low carbon production products and services, climate -related transactions (including acquisitions, mergers and divestitures) and the implementation of the climate transition plan.

•
To assist the GEC in better monitoring and overseeing ICL’s sustainability, climate and ESG related matters, the GEC appointed a GEC Sustainability Committee, an advisory committee which convenes on a quarterly basis. Following an organizational change, ICL’s EVP, Chief Legal and Sustainability Officer, was appointed as Deputy CEO, and the responsibility over sustainability was transferred to the ICL Chief Procurement & CAPEX Officer, as well as responsibility for energy matters. Accordingly, ICL Chief Procurement & CAPEX Officer, is chairing the GEC Sustainability Committee as of 2026. In 2025, the GEC Sustainability Committee was chaired by ICL’s EVP, Chief Legal and Sustainability Officer, and included the CFO, the EVP, Chief Risk Officer, ICL's Potash Division President, and Head of Israel Phosphate Operations, who is also in charge of ICL’s global EHS, the Chief Procurement & CAPEX Officer, the Chief Innovation and Technology Officer and the ICL's Phosphate Specialty Solutions Division President. Three separate management-level committees report to the GEC Sustainability Committee on climate-related risks. These include: (i) a Physical Risk Committee and (ii) a Transition Risk Committee. A third committee, an Operational Executive Committee (OEC), is responsible for management, including measurement, of certain operational matters, including: waste, water management, air quality and pollution, biodiversity and EHS. All three committees are supported by ICL’s global sustainability and risk management teams, which manage both physical and transitional climate-related matters. The purpose of these committees is to identify potential climate related risks and opportunities, assess their impact on ICL’s operational and logistic sites, manage their financial transition, and determine mitigation actions to minimize ICL’s exposure to risk according to the respective ICL risk appetite. The chairs of the committees meet on a periodical basis to synchronize their activities.

For further information regarding ICL’s senior management, see “Item 6 – Directors, Senior Management and Employees – A. Directors and Officers”.
ICL Group Limited 101

Working Groups

Multiple stakeholders within the Company are engaged as needed. We apply a ‘bottom-up’ approach to climate-related risk and opportunity identification and verification to ensure that awareness of climate-related issues is implemented across all our segments, business units, operations and geographic locations.

Training

We conduct dedicated training sessions on climate, the environment and various sustainability-related topics for our executive management and employees across the Company on a regular basis to ensure that they are updated on the latest developments.

Board Oversight Trainings

Over the past several years, our Board of Directors, along with the CSC Committee and Audit & Accounting Committee, have engaged in continuous capability-building initiatives to strengthen their oversight of sustainability and climate-related matters. These have included dedicated trainings on TCFD principles and related climate risks and opportunities, as well as periodic updates on our disclosure processes and progress. Ongoing additional sessions are conducted throughout the year. These efforts have evolved into regular, structured discussions at the Board and committees' levels, ensuring that members remain informed and equipped to oversee climate-related strategy and reporting.
ICL Group Limited 102

Each quarterly Board meeting opens with an EHS and Sustainability review and discussion, that includes climate-related aspects and other ESG matters, as well as monitoring of related KPI’s. About twice a year, the Board conducts off-site Board visits at ICL’s sites around the globe. These meetings include a tour of the site (or sites) and discussion of, among other topics, environmental, sustainability, climate, safety and other ESG risks and related issues.

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

Working Groups and Stakeholders Trainings

A variety of ongoing workshops are held for various working groups, accompanied by internal and external experts. In addition, each year ICL organizes a global ESG Week that focuses on environment, safety and health, community and volunteering, quality assurance, sustainability and compliance topics. The purpose of the event is to promote engagement and knowledge sharing within the Company, and to increase awareness of our sustainability goals and guiding principles as well as to implement a culture of sustainability. Since 2023, we have officially embraced the UN Sustainable Development Goals (SDG’s) as guiding principles in our revised Code of Conduct and Business Partners Code of Conduct, reflecting our overall approach to sustainability and our commitment to ‘Doing the Right Thing, in the Right Way, Every Day’. We continue to be committed to implementing SDGs in all areas of our operations and activities. Engagement activities include both on site and online workshop training, external lectures, and various educational materials.

Executive Compensation

For the past several years, ICL’s HR & Compensation Committee and Board of Directors have incorporated ESG performance targets into the annual short-term incentive plans for executive officers, underscoring a strong commitment to sustainability. This integration ensures that accountability for achieving ESG objectives that promote our business objectives is embedded within the leadership team. Annual KPIs for executive management, including in 2024 and 2025, were tied to specific ESG targets and constitute a key component of the executive compensation mechanism. These KPIs cover areas critical to our business strategies such as health & safety performance (IR improvement targets), environmental performance (water savings, waste reduction, greenhouse gas (“GHG”) emissions reduction targets, aimed to eventually achieve science based targets), suppliers sustainability performance (related to TfS/Ecovadis assessments), climate-change and climate related disclosures and rankings, diversity and gender equality improvement goals, Sustainable Cost Optimization Sustainability program and energy efficiency, sustainable solutions, product carbon footprints calculations, business ethics, compliance, and more.

For further information regarding ICL’s senior management, see “Item 6 – Directors, Senior Management and Employees – B. Compensation”.
ICL Group Limited 103

Strategy

We acknowledge the impact of climate change on our operations, supply chains and markets and align our business strategies with key mega-trends, including resilient agriculture and food supply chain, renewable energy and Circular Economy practices. We support climate change mitigation and adaptation both for ICL and its value chain, thus managing risk and recognizing opportunities.

Our climate strategy is multifaceted, built on several key contributors. As an industry leader in sustainability, ICL has taken proactive steps in both climate adaptation and mitigation. These efforts include year-over-year analysis and progress updates within our mainstream reporting. In addition, our actions involve capacity building across the organization and throughout our value chain. As part of our decarbonization efforts, we have integrated ESG-related KPIs and GHG emissions reduction targets into our financial planning and reporting processes. In addition, ICL has established an integrated process with a dedicated, multidisciplinary team responsible for identifying and evaluating potential reduction initiatives across our global operations. Within our upstream value chain, we collaborate with partners to manage climate-related risks and identify opportunities that support a resilient and efficient supply chain, including exploring low-carbon raw material alternatives. For our downstream value chain, we offer sustainable solutions such as controlled-release fertilizers and bio-stimulants. By pioneering advanced data- and AI-driven agricultural solutions, we seek to enhance agricultural efficiency, reduce value-chain GHG emissions, support food availability and security, and contribute to a more resilient global food system.

To support our strategy, we set climate related targets to oversee our own operations and our value chain. As part of our legacy targets, we committed to a 30% reduction of our greenhouse gases (GHG) emissions (Scope 1&2) by 2030 (versus 2018, being the base comparison year), and to date, we are on track to achieve this goal. Going further, following ICL's declaration to set a decarbonization plan in accordance with the criteria and process of the SBTi, in 2024, ICL updated its decarbonization roadmap beyond 2030 and formulated the relevant targets in accordance with the SBTi standards and requirements. In 2025, SBTi validated ICL’s near-term greenhouse gas emissions reduction targets by 2034 (versus 2022, being the base comparison year). The SBTi initiative promotes ambitious climate action in the private sector by enabling organizations to set science-based emissions reduction targets in line with the Paris Agreement’s goals. For further information, see “Item 3 - Key Information— D. Risk Factors".

Informing Current Strategy and Initiatives

Climate risks and opportunity factors are incorporated into our business strategy and operations to improve our short, medium, and long-term financial and operational resilience. Physical risks and opportunities are those that occur as a result of climate change manifestations, whether occurring as chronic long term climatic changes or as acute episodic extreme weather events. Transition risks and opportunities are those that occur due to the transition to a low carbon economy, including legal and/or regulatory risks such as carbon pricing mechanisms, market supply and demand, litigation and reputation, and changes in key areas of technology.

To enhance the resilience of our strategy and business model, ICL integrates scenario analysis into its Enterprise Risk Management (ERM) framework, evaluating both physical and transition-related risks and opportunities under multiple climate pathways, ICL further strengthened its climate risk analysis by assessing financial and operational impacts such as carbon pricing, supply chain disruptions, and extreme weather events via “ICRISK” Platform.
ICL Group Limited 104

Climate-related risks and opportunities are integrated into the Company’s business strategy, with the key areas described below:

Products and Services

To thrive in a world impacted by climate-change, it is necessary to offer and provide products and services that enhance global food security, efficiency and safety, as well as solutions that support climate-related adaptation and mitigation in various fields.

ICL is focused on creating new products and services that are designed to promote both climate change mitigation and adaptation and support food availability, security and resilient food supply chain. ICL offers a diverse portfolio of solutions which includes products that enable balanced fertilization, reduce water consumption, reduce leaching of fertilizers into water sources, such as CRFs, and bio-stimulants. Our product portfolio includes controlled release fertilizers (CRFs) and bio-stimulants that support plant nutrition and minimize N2O emissions in the use phase, helping reduce GHG emissions and supporting climate change mitigation. ICL is at the forefront of AgroTech innovation, from AI-driven precision farming and regenerative agriculture to carbon utilization and biological solutions.

Our fertilizers are designed to support plant growth under challenging climatic conditions, such as drought and heat, by contributing to improved nutrient availability and soil health. Other products, such as Keep Green, protect coffee tree leaves from excessive solar radiation, thus supporting resilience and adaptation to climate stress.

We also offer innovative food solutions that support food security. Further down the food supply chain, ICL new acquisition, Bartek, is the global leader in food-grade malic and fumaric acid. These functional food ingredients are used by food and beverage companies to enhance flavor profiles, extend shelf life and improve overall quality. Our portfolio also includes products which reduce product loss, increase shelf life and reduce food waste. FruitMagTM, a mineral-based and fungicide-free solution for post-harvest citrus fruit treatment. By using a food-grade magnesia product, ICL eliminates the need to use toxic materials and reduces product losses while increasing shelf life. ICL products include alternative proteins which are also part of ICL’s portfolio, and we have invested, among others, in Arkeon, GmbH. The investment supports Arkeon’s innovative one-step fermentation bioprocess which creates customizable protein ingredients by capturing carbon dioxide (CO2). The resulting alternative proteins are carbon negative and clean-label functional ingredients.

In addition, ICL's diversified product portfolio also includes solutions related to the battery materials market in which ICL will continue to develop its existing activities related to the supply of raw materials to the battery materials market.

ICL also offers a portfolio of low carbon products, ranging from agriculture and food ingredients to industrial products. It introduced Polysulphate, a multi-nutrient fertilizer requiring no processing and generating no waste products, which has a significantly lower carbon footprint than other common fertilizers. The product aligns with evolving consumer demand for low-carbon solutions. In the industrial product segment, ICL offers low-carbon products as well, such as Bromine.

For more information, please see – “Sustainable Solutions”.
ICL Group Limited 105

Operations

ICL continues to innovate, seeking to establish best practices, eliminate process inefficiencies and optimize operations to reduce its GHG emissions. To support this effort, ICL has established an integrated process led by a dedicated, multidisciplinary team. The team surveys, identifies, and evaluates potential emission-reduction initiatives and reviews them within the company’s standard investment framework, ensuring alignment with financial planning, capital allocation priorities, and overall business strategy, while also considering their expected sustainability impact and climate-related benefits.

This integrated evaluation approach enables effective prioritization and supports efficient resource allocation across the decarbonization roadmap. With a comprehensive view of abatement opportunities across the organization, the team helps guide informed project approval and sequencing. Integrating this process into financial planning cycles, annual KPIs, long-term targets, and management decision-making ensures alignment with the company’s core processes. As a result, the decarbonization workstream is more embedded, consistent, and measurable, enabling clearer tracking of achievements and long-term progress.

As part of its energy transition strategy, ICL has significantly reduced reliance on heavy fuels over the past decade, replacing them with natural gas across its major operations. For the past several years, the Company further advanced its renewable energy adoption through long-term power purchase agreements (PPAs) and the installation of photovoltaic (solar) systems at its operational sites, reaching nearly 90% of procured electricity from low-carbon sources. Beyond these initiatives, ICL has achieved significant GHG emissions reductions through a range of actions, including the commissioning of a highly efficient Combined Heat and Power (CHP) plant at its Dead Sea facilities, the implementation of energy savings and efficiency measures, and the utilization of waste heat at various sites worldwide. In addition, the Company has decommissioned fossil fuel-based facilities, such as its PAMA oil shale power plant in Israel. ICL is also assessing further expansion of waste heat utilization, building on the successful deployment of heat recovery systems (HRS) at several of its major production sites.

ICL is also intensifying efforts to reduce process-related emissions and maximize resource efficiency by utilizing waste heat and energy-related byproducts. Additional measures include securing strategic renewable energy agreements, advancing low-global-warming-potential materials, and expanding solar photovoltaic installations across all feasible areas within its sites.

Supply Chain

Extreme climate events can result in disruptions to the supply of required raw materials to our sites (upstream) or to ICL's ability to transport products to its global customers (downstream), and, as a result, could affect our business. A strategic decision was taken to search for and identify any additional potential risks of climate-change related disruptions to the transportation of raw materials/products, and to diversify the means of transportation to assure the continuity of production and product supply to our customers. Additionally, we expanded our multi-scenario climate risk analysis to include an assessment of physical climate risks affecting key suppliers. The analysis highlighted potential future climate impacts on supply chain resilience and potential financial risks involved. These insights support more informed decision-making and resource allocation, positioning ICL well for strengthening its supply chain’s resilience and maintaining operational continuity amid evolving climate challenges. To maintain resilience, we are also continuously reducing our dependency on critical, single-source suppliers by creating alternative solutions. For further information, see “Item 3 - Key Information— D. Risk Factors".
ICL Group Limited 106

Sustainable Procurement

We are engaged in extensive training to raise awareness among ICL’s suppliers regarding sustainability, transparency and carbon emissions reduction, as part of an industry wide initiative, Together for Sustainability (TfS), that enables collaboration with suppliers through education, training, and monitoring, aligned with industry-wide goals and ICL’s effort to evaluate and reduce its Scope 3 emissions in accordance with local laws. Furthermore, as part of our efforts we are investigating low-carbon and enhanced sustainable sourcing of raw materials as a key part of our overall strategy, including prioritizing materials with lower carbon footprints, and collaborating with suppliers to enhance sustainability practices. Additionally, we are optimizing logistics and transportation by exploring alternative fuels, electric vehicles, and energy-efficient shipping practices, to minimize emissions across our value chain.

In parallel, as a part of our focus and efforts to increase renewable energy in our energy mix, ICL created a cross-organizational team comprising representatives from our Global Procurement Organization (GPO) and our Operational Excellence and Sustainability experts, who participate in efforts to procure electricity produced from renewable energy, as well as support capital investments to install onsite renewable energy production at our facilities. This initiative has been successful, and in 2025, nearly 90% of the electricity produced by our global sites was derived from low-carbon sources, with some regions reaching nearly 100%. In Israel, in alignment with our climate strategy, the Company has entered into long-term power purchase agreements with two Israeli providers of "green electricity". These long-term agreements (15 years) will enable ICL to purchase more than 175 million kWh of electricity from renewable sources on an annual basis, beginning in 2024. ICL was an early adopter and one of the first companies in Israel to sign long-term renewable energy contracts, as soon as the relevant regulatory environment supported it. We will continue to strengthen our efforts, as the markets for on-site renewable energy, long-term power purchase agreements and other supply mechanisms continue to mature.

Investment in R&D

Our research, development, and innovation (RD&I) activities support ICL's growth strategy. The main objective of these activities is to enable new product sales and new business creation in the areas of next-generation fertilizers, food technology, e-mobility, novel materials and digital agriculture. ICL’s RD&I organization establishes both short-term and long-term goals for GHG emissions reduction technologies. Research, redesign and implementation of low carbon solutions are currently being introduced to mitigate process-based and product-based emissions, as well as to meet future demand.

Using our core RD&I capabilities, we are also developing products that address market needs and megatrends. Our Compass Assessment tool offers guidance and support for new projects. The process includes defining and framing the scope of potential and risk, as well as impacting goals related to specific SDGs. These guide us in the process of developing new products and services. Through our Open Innovation platform, we seek to collaborate with entrepreneurs, researchers, innovators, and startups to foster innovation in these areas. Another path is ICL Planet Startup Hub and ICL Open, our open innovation platforms that connect ICL with startups and academia to access disruptive technologies in our domains of interest-accelerating startup growth while also integrating breakthrough innovations into ICL’s product development and internal capabilities.
ICL Group Limited 107

In the short term, our RD&I organization is using its existing infrastructure to challenge internal and external partners to introduce solutions. Our efforts also extend to low carbon and climate resilience solutions, Circular Economy activities, energy storage materials and more, all which are supported by ICL’s industry leading internal accelerator program, “BIG”, that is leveraged to promote our GHG reduction breakthroughs.

Financial Planning

Our global finance teams integrate ESG-related KPIs and GHG emission reduction targets into our financial reporting and planning. This includes creating the necessary data infrastructure (data quality and data management) and management infrastructure to enable the support for proper decision-making processes, along with an increase in the transparency of our ESG performance with rigorous financial methodologies and metrics.

To further enhance financial resilience, ICL has developed a comprehensive, Company-wide climate risk-stress model. This model evaluates key parameters such as asset value, stock value, revenue loss from production disruptions, adaptation adjustments, and scenario analysis. The scenarios include physical risks (baseline, IPCC SSP1-2.6, SSP2-4.5, and SSP5-8.5 from 1995 to 2050) and transition risks (IEA Net Zero 2050, APS, STEPS, and NGFS scenarios for 2022 to 2050). The model assesses the potential financial impacts of climate events, including revenue loss, asset damage, stock fluctuations, and associated CAPEX.

Climate risks are evaluated based on their likelihood and potential impact using a five-tier matrix, with financial impacts categorized as critical, major, significant, moderate or low. Risks with high magnitude (impact and likelihood) are imbedded into our ERM process and prioritized for mitigation actions and close monitoring.

Considering these insights, we integrate ESG-related KPIs and GHG emission reduction targets into financial reporting and planning. This effort includes the development of robust data infrastructure, focused on data quality, management systems, and transparency, to support effective decision-making and align with the Company’s sustainability targets.

Sustainable finance plays an important role in enabling ICL’s transition to a low-carbon and environmentally sustainable economy. With this infrastructure in place, we have the potential to leverage financial opportunities to advance our sustainability agenda. In September 2021, ICL secured its first €250 million Sustainability-Linked Loan ("SLL"). The loan was a step forward in ICL’s ongoing sustainability efforts and includes three sustainability performance targets: a reduction in absolute Scope 1 & 2 GHG emissions, an increase in the percentage of female executives among senior ICL management and an increase in the number of valid TfS (Together for Sustainability initiative) scorecards obtained for ICL Group suppliers. These targets were designed to align with our sustainability strategy and goals, and each will be assessed at specific times during the term of the loan, using third-party certification.

Additionally, in April 2023, ICL further expanded and increased its commitment to ESG by entering into a Sustainability-Linked Revolving Credit Facility Agreement between an ICL subsidiary, ICL Finance B.V., as borrower, and a consortium of 12 international banks, for a $1.55B credit facility ("Sustainability-Linked RCF"). The Sustainability-Linked RCF also includes three ESG KPIs that follow the same principles as those of the SLL.
ICL Group Limited 108

Risk and Opportunities

Identified Climate Change Risks and Opportunities

Over the past several years, climate change and GHG emissions have been of increasing concern globally. Laws and regulations that govern climate change and GHG emissions already have certain impacts on ICL Group’s operations and may present transition risks for both the short and long term.

Carbon taxes and cap-and-trade-emissions schemes are increasingly viewed in global jurisdictions as a way of pricing carbon – a key policy driver to reduce GHG emissions. Currently, one of ICL Europe's sites, ICL Iberia, is covered by the EU-ETS Emissions Trading System, and in the UK, ICL Boulby is subject to the UK Emissions Trading Scheme. In Israel, a new carbon tax on fossil fuels, including natural gas, has been declared and came into effect during 2025. It will be implemented gradually until 2030 and is expected to lead to an increase in fuel prices. Most of ICL’s tax impact comes from natural gas consumption, mainly but not solely via its natural gas-based power plants. The tax mechanism includes a rebate on fuel consumption utilized for heat production and other industrial processes that require heat, but fuel used for electricity production is not eligible. This mechanism will be implemented gradually over the course of the current decade. Other carbon mechanisms may be implemented in the future.

Additionally, under the European Green Deal, the EU adopted a Carbon Border Adjustment Mechanism (CBAM) regulation in 2023. This mechanism was created to stop carbon leakage from the EU (i.e. the risk that the EU carbon emissions reduction regulations will be offset by increases in emissions in jurisdictions with less stringent regulations) and already is affecting some of our operations. The EU CBAM charges will phase in over a period of nine years, commencing in 2026. Regulations relating to GHG emissions are also at various stages of consideration in the US. At the same time, we recognize that evolving regulatory landscapes around climate change may present mixed trends. For instance, the US federal government has explored and implemented certain adjustments to ease GHG emissions restrictions and related climate measures.

Consequently, it is expected that in the short to medium term, ICL will need to purchase carbon allowances through specific programs (such as the EU and UK ETS) and/or incur additional costs for energy and emission reduction measures. Similarly, carbon taxes, or restrictions on fossil fuel electricity production, could increase our energy costs, as well as the costs of supplied materials and services across the ICL value chain. However, diverging or conflicting regulatory developments relating to climate change may alter the risk and opportunities posed by climate transition.

We are subject to laws and regulations requiring the disclosure of climate-related information. ICL’s main EU subsidiaries were expected to report under the EU Corporate Sustainability Reporting Directive (CSRD), originally set for 2026 using 2025 fiscal data. However, this timeline has been delayed. Following the adoption and publication of the EU "Simplification Omnibus" package, certain requirements and timelines have been adjusted, which has affected the timing and scope of our reporting. As a result, the exact timing for specific disclosure under the CSRD has shifted with most recent developments suggesting ICL will be expected to report as of 2028 for fiscal year 2027. We are aligning our processes and data management procedures accordingly.

In March 2024, the SEC issued a rule in the United States requiring disclosure of climate-related risk; however, the SEC stayed the rule pending the resolution of lawsuits challenging its validity and the current US presidential administration and SEC leadership has expressed opposition to the rule, putting its future in doubt. As of early 2026 there is still no federal mandate in place. In addition, the state of California has enacted laws requiring disclosure of climate-related risks (currently subject to a court-ordered stay), as well as GHG emissions, however certain elements of these requirements remain subject to ongoing rule making and legal challenges. Additional jurisdictions are expected to adopt regulatory disclosure requirements relating to climate risks and opportunities disclosures, GHG emissions and other ESG metrics in the foreseeable future.
ICL Group Limited 109

Physical impacts related to climate change may also have significant effects on industries and the economy. These impacts may include extreme heat, extended drought durations altering water availability and quality, changes to sea level and temperature, increases in the frequencies and intensities of storms and extreme convective events which could also result in damage to facilities or equipment. These impacts may also encompass changes in the availability of natural resources, leading to the disruption of supply chains. These physical risks have the potential to financially disrupt operations through increased costs and business interruptions, upstream raw material supply and downstream distribution. For example, a few of our Israeli facilities, including our sites at the Dead Sea, are located in an area that has been impacted by floods in the past, which led to the initiation of a major flood protection response by ICL. Physical risk can also occur when transport barges are unable to operate on key waterways. Such events have occurred along the Rhine River where, in recent years, summer water levels have impeded the transport of raw materials. For further information, see “Item 3 - Key Information— D. Risk Factors”.

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

ICL’s ability to provide products with low carbon footprints enables its value chain to offer products with an added benefit. By tracking consumer preferences for low carbon footprint products [Opportunities: Markets, Products & Services], we successfully developed a multi-nutrient fertilizer based on naturally occurring Polysulphate®. Polysulphate® requires no chemical processing, creates no waste products and has less potential to contribute to global warming than other comparable products. With its low carbon footprint, Polysulphate® is a fertilizer that could help farmers reach their industry or national carbon targets. We also produce Control Release Fertilizers (CRF) that are highly efficient during their use phase by reducing carbon intensity. ICL is committed to sustainability across our entire value chain, from raw material extraction to production processes and downstream applications. As part of these efforts, our Industrial Products segment produces bromine in Israel, which has been recognized as having the lowest calculated carbon footprint globally. We engaged ECOINVENT, a world-leading high-quality environmental life-cycle inventory data provider, to review the environmental footprint of ICL bromine production.

Following a review of ICL’s production processes and primary data (including information relating to material and energy inputs, operational parameters, and methodological assumptions), ECOINVENT delivered its updated assessment in October 2025, confirming that the carbon footprint (CFP) of bromine produced in Israel is the lowest calculated carbon footprint globally among the bromine datasets represented in the ECOINVENT database.

This verified dataset will serve as a basis for CFP assessments of our downstream products, further ensuring consistent and transparent calculations across our portfolio, while demonstrating the use of low-carbon bromine-based solutions.

Low- enables tangible advantages for downstream industries, both in the present and the future.
ICL Group Limited 110

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

Among the key strategies to achieve a low carbon future is the transition from linear economic models to circular ones with reduced material consumption and waste generation. We are working on multiple products and development opportunities to be in line with Circular Economy principles. In addition to ICL’s Fibagro Advance, our peat alternative growing media that is based on waste from the wood industry, PuraLoop®, an innovative phosphorus fertilizer manufactured from reacting 100% SSA (sewage sludge ash), has been recognized for its contribution to advancing Circular Economy. For more information, see Circular Economy.

To recognize the importance of research and development (R&D) for our sector, ICL owns multiple patents in various countries. We describe our strategic research along with our development and innovation activities as they relate to climate change in the R&D section below.

Shaping Future Strategy

ICL's approach is designed to complement and augment ICL’s existing climate strategy and associated risk management. We have applied a forward-looking scenario analysis to identify physical and transitional climate related risks and opportunities that could have a material financial impact on our business over the 2030, 2040 and 2050 timeframes.

These risks were identified over various timeframes and will be monitored, evaluated and updated as necessary. Time horizons include short-term (0-3 years), medium-term (3-10 years) and long- term (10+ years) time frames. These time horizons are closely aligned with ICL’s strategic and financial planning processes, supporting the achievement of short-term climate-related targets, our legacy 2030 commitments for GHG emissions reduction, our SBTi near-term GHG reduction targets, and the longer-term goal of achieving net-zero emissions by 2050 (Scope 1 & 2).

In 2021, ICL initiated a high-level climate change scenario analysis to better understand the timing and potential impact of climate-related risks and opportunities across its key geographies and business segments. The assessment used relevance weightings and climate data to illustrate trends for key indicators under specific climate scenarios, considering future timeframes.

Since then, we have consistently advanced our efforts to better understand the potential impacts and appropriate measures to reduce climate-related risks and capture opportunities for the Company, while enhancing our climate-related disclosures. In 2025, we continued the ‘top-down’ approach undertaken in earlier years to assess risks and opportunities. We further utilize our financial stress tests to evaluate the possible impact of various climate scenarios. Climate-related risks have been integrated into our formal ERM processes, and a ‘bottom-up’ approach has been applied for climate related risk and opportunity identification and verification, ensuring awareness of climate-related issues across all segments, business units, sites and geographic locations. For further information regarding our risk identification and management, see the Risk Management section below.
ICL Group Limited 111

Climate risk analysis at ICL

ICL's climate risk assessment utilizes scenario analysis to evaluate potential physical and transition risks across short-, medium-, and long-term timeframes (2030, 2040, and 2050). A combination of climate scenarios from the Intergovernmental Panel on Climate Change (IPCC) and transition pathways such as International Energy Agency (IEA) and Network for Greening the Financial System (NGFS) frameworks are used to analyze the evolution of climate and socio-economic parameters, providing insights into potential future uncertainties and opportunities.

For physical risks, the analysis is grounded in IPCC scenarios SSP1-2.6, SSP2-4.5, and SSP5-8.5, which represent low, medium, and high emissions pathways. These scenarios explore the potential impacts of different global warming trajectories, reflecting a range of possible futures:

•	Scenario SSP1-2.6 reflects a future where physical risks, such as extreme weather events and long-term temperature increases, are minimized compared to other higher emissions scenarios.

•	Scenario SSP2-4.5 addresses moderate physical risks, such as the increased frequency and severity of heatwaves, storms, and droughts in the long run.

•
Scenario SSP5-8.5 assumes a business-as-usual trajectory with limited global mitigation efforts. It reflects severe physical risks in the long term, including frequent extreme weather events, rising sea levels, and significant ecosystem disruptions. This scenario highlights the need for robust resilience planning to mitigate catastrophic impacts on operations, infrastructure, and supply chains.

For transition risks and opportunities, ICL utilizes six scenarios from two main frameworks: the International Energy Agency (IEA) and the Network for Greening the Financial System (NGFS). Scenarios used are Net Zero 2050 (IEA, NGFS) that suppose the achievement of global carbon neutrality and strong transition, Stated Policies (STEPS) IEA and Below 2°C (NGFS) that represent pathways to limiting global warming, as well as Current Policies (CPS) (IEA) and Nationally Determined Contributions (NGFS) that evaluate the implications of current pledges and commitments.

ICL's scenario selection reflects a strategic approach to explore a wide range of risks and opportunities. The chosen scenarios provide coverage by representing a spectrum of potential developments, enabling the organization to prepare for both low-probability and high-impact events, such as extreme physical risks under SSP5-8.5, and more gradual transitions. By examining the interplay between physical and transition risks, ICL identifies vulnerabilities and dependencies, such as the influence of regulatory shifts in carbon pricing on operational costs under various scenarios. The combination of quantitative data-driven modelling and qualitative expert-based assessments ensures a scenario analysis that addresses both types of measurable risks, including CAPEX and OPEX, and less quantifiable factors, such as reputation and policy shifts. While scenario analysis is a useful tool for exploring potential future pathways, it relies on assumptions and publicly available models that may evolve over time. Emerging or shifting regulatory developments, including in the US and other key jurisdictions, may not be fully reflected in the current scenarios and could lead to outcomes that differ from those modeled.

Since 2021, we have enhanced our methodology for assessing climate risks. The initial high-level analysis aligned with TCFD methodology recommendations laid the groundwork for more detailed assessments. We later introduced a bottom-up approach to identify site-specific vulnerabilities across global production sites, with the aim of identifying asset-specific vulnerability and comparability to prior years assessments. In addition, full coverage of ICL’s assets (including warehouses, offices, and R&D facilities) and operational activities (including production, manufacturing and plant) were included in the analysis. In 2024, we extended our climate risk assessment to cover additional aspects of our value chains, incorporating additional assessment of our key suppliers’ exposure to physical climate risks under different climate scenarios. To enhance preparedness, we conducted capacity-building activities and climate risk awareness training and education sessions, in parallel with the risk identification and validation process. The process was enhanced by designing and implementing an internal unified risk platform that supports all levels of management and strengthens transparency. In 2025, we updated our assessment of physical risks for our operations and transition risks specifically related to carbon-pricing mechanisms, reflecting changes in modelling scenarios and ensuring that ICL remains aligned with the latest scientific, regulatory, and market developments, thereby maintaining an up to date and robust climate risk assessment approach.
ICL Group Limited 112

For the purposes of our reporting, results reflect the impact on most material assets across the geographies where we operate. The bottom-up assessment included material implications that impacted key operational aspects, including EHS, infrastructure, workforce, production, raw materials and products. To enhance preparedness, we conducted capacity-building activities and climate risk awareness training and education sessions, in parallel with the risk identification phase. Climate-related physical risks may be expected to occur under all scenarios but are more likely to be material under the high carbon scenario - IPCC SSP5-8.5. Our efforts also included integrated evaluations of direct and indirect carbon costs along ICL’s value chain, opportunities to mitigate emissions through technology, and alignment with our targets for greenhouse gas emissions reductions.

1. Physical risk analysis

1.1 Physical risk analysis on ICL’s own operations

Physical risk analysis on ICL’s operations is conducted in a two-phased process: an exposure analysis, that allows identification of sites that are in highly exposed locations and a vulnerability analysis, that allows translation of the exposure to climate hazards into business impacts through the quantification of risk impacts (CAPEX losses, business interruptions).

Table 1 identifies the levels of exposure to potential physical risks that may affect the regions in which we operate, including heat stress, flood (pluvial, fluvial, tidal), water stress, storms and convective events (such as tornadoes), wildfires and tropical cyclones in the short to mid (2030) and long (2050) terms. Climate scenarios are not intended to represent a full description of the future, but rather to highlight central elements of a possible future and may differ over time. Any variation compared to the prior year assessment is due to updates of financial figures at asset level as well as refinement towards a standardized approach to risk likelihood ratings across all regions. These changes ensure a more consistent and comparable evaluation of risk, while maintaining alignment with our overall risk appetite.
ICL Group Limited 113

Table 1: Physical risks by region under all considered scenarios over the short – mid (2030) and long-term (2050) time frames.

The risk level at a certain time horizon is defined using risk likelihood and magnitude. In 2024, we enhanced our likelihood rating methodology by harmonizing the likelihood rating across our geographies and increasing comparability of the risk assessment. This induced a variance in our final risk ratings but insured a more comparable risk assessment across our geographies, while minor changes in impacts were observed (only related to our sites’ financial values) climate indicators were used for the analysis and were classified on a scale from 1 to 5 and embedded in our ERM processes. In 2025, ICL’s risk appetite, which has been approved by ICL’s Board of Directors, was updated according to the maturity of our risk process and alignment with insurance coverage of material risks. Therefore, several risks in specific physical climate events and geographies have been updated and increased (RCP 2.6, 2050 – heat stress in Israel increased to a high score and flooding events in South America in all scenarios and timeframes, increased to a medium score.) The change is not due to increased risk environment but to the more conservative approach in ERM management.
ICL Group Limited 114

Likelihood table for physical risks assessment (average likelihood across a geography):

Impact:

The magnitude of the risk is represented by a score between 1 and 5 aligned with ICL’s risk appetite. In 2025, ICL’s risk appetite, which has been approved by ICL’s Board of Directors, was updated according to the maturity of our risk process and alignment with insurance coverage of material risks. As a result of the risk appetite update all ERM risks, including climate, were updated accordingly. Nonetheless, ICL is still using climate model vulnerability output that accounts for both local climate specificities based on the Köppen Geiger climate classification, and the potential resulting damage caused to the site (destruction of site, equipment, stocks, business interruption). Exposure to climate risk identifies assets located in hazard-prone areas, but does not include resilience measures, such as desalination for water security or flood-resistant infrastructure. These factors are instead accounted for in the vulnerability assessment and the quantification of residual risk, which consider adaptive capacity, preparedness, and mitigation efforts to provide a more complete understanding of overall risk, calculated in accordance with risk evaluation best practice.

The following is an impact table for physical risk assessment (The measure represents the most likely impact that would occur if the stated risk materialized):

ICL Group Limited 115

Considerations and outcomes of Physical Risk Assessment

Heat Stress risk

Heat stress risk is measured by counting the days each year that surpass specific heat thresholds under future climate scenarios, accounting not only for temperature levels but also humidity patterns and wind speeds. The financial impacts of heat stress are based on additional impacts compared to the historical period, i.e. the changes of heat stress compared to the historical impacts on productivity that are considered integral to current revenue. Residual risk accounts for resilience factors and measures in place such as investments in cooling machinery, specific equipment (e.g. cooling vests), water cooling and extreme heat management work protocols. The financial impact of heat increases due to the progressive increase in the number of days that heat stress and temperature rise, in most regions, between 2030 and 2050 across the majority of the warming scenarios considered. ICL closely monitors changes and developments in the risk environment over time to ensure its employees’ safety, process efficiency and continuity in the regions most exposed to heat.

Flood risk

The risk related to flooding is calculated as the maximum impact of Pluvial, Fluvial and Tidal flooding events within a 100-year return period. Financial impact from flooding is assessed in terms of direct impact on potential damage to assets, stock and machinery losses due to major flooding, as well as indirect impact on business interruptions (rehabilitation, cleaning and reconstruction). Flooding models account for defenses and topographic specificities, as well as ICL’s adaptation measures. These measures include flood preparation measures at the Sodom site, creating multiple defense layers to divert floodwaters and protect core facilities from a 500-year flood event, ensuring protection against any recurring or more frequent events. This includes constructing dams, elevating roads and dykes, installing emergency gates, and implementing warning systems to monitor and forecast weather changes. These defenses, completed in previous years, have significantly reduced the potential magnitude of damage to production sites and raw material supplies during severe weather events. Additionally, ICL has secured annual insurance coverage to protect against natural disasters, including floods, further enhancing its financial resilience.

Water Stress

At ICL, we recognize the critical importance of understanding and managing water stress to ensure the sustainability of our operations and the communities we serve. To comprehensively assess our exposure and vulnerability to water stress across our global sites, we have adopted Water Risk Atlas global indicators that assess water stress as a ratio of total water withdrawals to available renewable water resources (without incorporating risk adaptation measures). This year we further focused on operational sites that use freshwater derived from groundwater, and we adjusted our likelihood assessment method by defining climate indicators based on the harmonizing likelihood consistent across geographies. For these sites, we analyze both the potential impact of water stress conditions on a business interruption and water caps, and the impact on an increasing water stress level on water costs. Notable increases in water costs were observed in recent years, driven by factors such as infrastructure investments including desalination projects, regulatory changes, and the need to address environmental challenges. Furthermore, costs may increase as a local country incentivizes the use of water resources efficiently and limits consumption to reduce vulnerability and dependence on groundwater resources.
ICL Group Limited 116

We handle water risk model outputs with care, focusing on observed impacts at our sites through annual risk validation. While global water risk analysis tools offer a useful framework for broad assessments, they can have limitations, as their data, at a catchment or sub-basin level, may overlook localized water stress at specific industrial sites. Additionally, the indicators reflect both water supply changes from climate factors and shifting demand under varying socioeconomic and environmental scenarios. For example, water stress is a particular focus of ICL’s Israel operations. It is also mitigated by the Israeli government by developing non-conventional water sources such as treated wastewater and desalination. As a result, our risk assessment in Israel decreased to low and medium for the corresponding time horizons.

Wildfire risk

The risk related to wildfire is determined based on the length and the intensity of the Forest Fire Risk Index (FFRI) that relies on measures of temperature variability, drought parameters and wind speed considerations. Landcover and vegetation surrounding assets are also considered in the models assessing the vulnerability to fires. The financial impact of fires is assessed in terms of direct impact on asset destruction, stock and machinery losses due to fire events, as well as indirect impacts on business interruptions (rehabilitation, cleaning and reconstruction).

Tropical Cyclone risk

The risk related to Tropical Cyclones relies on one-minute sustained wind speeds for tropical cyclone events with a return period of 40 years. As such, these events have a low probability of occurrence and are by default high magnitude events. The financial impacts are based on damage functions that translate the corresponding wind speeds to asset damage and account for the adaptative measures and controls in place such as annual maintenance of infrastructure (regular checks of roofs and structures), and water drainage systems. In contrast to temperature-related hazards, in some locations, tropical cyclones may have higher magnitude levels in lower emission scenarios such as SSP1-26.

Storm risks

The risk related to storms is determined by a measure of the atmospheric instability leading to convective events such as thunderstorms and tornadoes, as well as wind gust speeds to account for more punctual extreme wind events. The financial impact of wind gusts and convective events is assessed in terms of direct impact on asset destruction, stock and machinery losses due to high wind speeds, as well as indirect impacts on business interruptions (rehabilitation, cleaning and reconstruction). Considering ICL’s adaptation measures and controls in place, the residual annualized risk is medium, across all scenarios and time horizons, except for the long run under scenario SSP5-85, where higher temperature levels drive more exposure to tornado events for North American assets.
ICL Group Limited 117

1.2 Physical risks analysis on ICL’s value chain

In 2024, our climate risk analysis was extended to include an assessment of key suppliers’ exposure to physical climate risks under various climate scenarios. The assessment was conducted using a structured and systematic approach in coherence with the climate models applied to our own operations, incorporating both qualitative and quantitative analyses. The assessment covered our key suppliers and critical raw materials. The exposure analysis was conducted to assess the risks posed by climate change across the three climate scenarios defined in the previous sections: SSP1-26, SSP2-45, SSP5-85. This involved evaluating the current and future exposure of each location to various climate risks, such as extreme weather events, temperature changes, flooding events, water stress and wildfires across multiple time horizons (2030, 2040, 2050). As a part of the risk analysis relevant adaptation and mitigation actions were considered to complete the vulnerability analysis.

The assessment allowed us to identify our most exposed suppliers’ production sites that require targeted risk mitigation strategies and further discussions with suppliers. It also provided insights into the future evolution of climate risks and their potential impact on supply chain resilience as well as the analysis of the inherent financial exposure associated with climate risks. By proactively addressing these risks, ICL is better positioned to enhance the resilience of its supply chain to climate change and ensure the continuity of its operations in the face of evolving climate challenges.

2 Risks and opportunities in a transitioning economy

As the global economy shifts towards a more sustainable and lower-carbon future, ICL is navigating through a landscape of evolving regulatory, market, and technological changes that create new opportunities and risks related to this transition. These are driven by the evolution of emission quotas and trading mechanisms, internal and cross-border taxes on carbon emissions and product carbon footprints, climate-related mitigation and reputational consequences, competition from new low-carbon technologies and emphasis on operational and logistic efficiencies.

For transition risks, both direct and indirect impacts of carbon pricing mechanisms were addressed in our scenario-specific risk analysis, covering the entire value chain. For opportunities in a transitioning economy, an analysis of the impact of climate change evolution towards the increased demand for less emissive fertilizer products was performed. However, the pace of this transition is subject to uncertainties associated with global legal and political trends, which may impact these risks and opportunities.

Since 2021, we have enhanced our methodology for assessing climate risks. Our initial high-level analysis, aligned with TCFD methodology recommendations, laid the foundation for more detailed assessments, in later years the analysis was updated to a full coverage of our business segments, while most material potential risks and opportunities were assessed and quantified through specific climate scenarios and dedicated impact models. This year we further updated our climate risk assessment, using the latest releases for carbon price projections from the International Energy Agency (IEA) and the Network for Greening the Financial System (NGFS), covering potential impacts from 2025 to 2050. The new Israeli carbon tax was also incorporated into the models, with adjustments made to reflect the updated Israeli carbon prices. Moreover, as part of our transition opportunities analysis in 2024, we conducted a scenario analysis to explore potential trends in a selection of key agronomic indicators and their possible influence on the demand of our specialty products, providing an indicative scenario-based opportunity assessment.

These enhancements provide a more comprehensive and up-to-date understanding of ICL’s transition-related risks and opportunities, enabling the Company to strategically navigate the evolving landscape and to capitalize on emerging opportunities.
ICL Group Limited 118

2.2 Climate Transition risks

Utilizing plausible scenario modeling, we have identified potentially impactful transition risks and opportunities for the short, medium and long-term which are presented in Table 2 below.

Table 2*: Examples of climate-related transition risks for ICL.

Transition risks	Horizon and potential impact	Description	ICL’s response
Policy & legal Carbon pricing mechanisms	Time horizons: Short, Medium and Long Potential impact: Medium to high, particularly within 2050-time horizon and ambitious transition scenarios
Stricter environmental regulations may impose additional compliance costs and operational constraints:

Regulatory developments in countries or jurisdictions where we operate, exposure to carbon trading schemes, cross-border tax and adjustment mechanisms, increases in existing carbon pricing, and carbon taxes on energy and other supplies are expected to lead to increased costs for ICL. Since carbon pricing mechanisms are still in development in most areas globally, it is expected that the risk exposure will increase over time.

In recent years, we have undertaken proactive measures to reduce our carbon footprint as part of our decarbonization roadmap that includes increasing energy efficiency and transitioning to lower carbon energy sources. We have already achieved a 26.0% (vs 2018 base year) reduction in Scope 1-2.

Consequently, we are actively improving our understanding of our GHG emissions' impacts and are actively striving to reduce GHG emissions throughout our value chain enabling us to reduce our exposure to carbon pricing risks.

This year we further updated our climate risk assessment, using the latest releases for carbon price projections, on both our direct (Scope 1 & 2) and indirect (Scope 3) emissions, covering potential impacts from 2025 to 2050.

The Israeli carbon tax that came into effect in 2025 was also incorporated into the models, with adjustments made to reflect the updated Israeli carbon prices.

The analysis outputs will improve our financial preparedness and planning and foster strategic decision-making to mitigate risks linked with carbon pricing transitions.

Reputation Increased stakeholders concern regarding environmental performance	Time horizons: Medium Potential impact: Medium to high, in all scenarios
ICL operates in a GHG intensive sector, there are interests, concerns and expectations regarding operational and product -related environmental performance from investors, the public, and governmental and non-governmental authorities, that could have an impact on our reputation (preference for our products or investor confidence).

ICL’s commitment to ambitious climate targets is aligned with the Paris Agreement. Therefore, in recent years we have undertaken proactive measures to reduce our carbon footprint and actively improved our understanding of our GHG emissions (Scope 1-2-3), coupled with developing low-carbon products and services, raising awareness and creating the proper governance structure to support climate related risks and opportunities, as well as increasing transparency throughout our public disclosure and reports. For more information please see: “ICL Climate Related Risk and Opportunity Disclosures – Introduction”.

ICL Group Limited 119

Transition risks	Horizon and potential impact	Description	ICL’s response
Financial Financial Climate Alignment	Time horizons: Short to Medium Potential impact: Medium
Certain investors and lenders are increasingly prioritizing climate-related risks considerations in their portfolios. Companies that fail to align with low-carbon objectives and with climate-change related adaptation and mitigation efforts may face reduced access to capital or higher financing costs. This pressure is driven by external trends in sustainable investing and internal shifts in financial institutions’ policies, which require greater transparency and climate alignment.

Sustainable finance plays an important role in enabling ICL’s transition to a low-carbon and environmentally sustainable economy. Our global finance teams are integrating ESG KPIs and GHG reduction targets into financial reporting and planning, building the data infrastructure to support decision-making and enhancing ESG performance transparency with robust financial metrics, creating resilience for short, medium, and long-term horizons. With this infrastructure in place, ICL is well-positioned to leverage financial opportunities to advance its sustainability agenda, as demonstrated over the past several years. ICL has integrated sustainability targets into its financial operations, securing a €250 million sustainability-linked loan and a $1.55 billion sustainability-linked revolving credit facility, which included targets for a reduction in absolute Scope 1 & 2 GHG emissions and additional sustainability related KPIs. For more information see Strategy – Financial Planning.

Technology Requirements for clean energy	Time horizons: Short to Medium Potential impact: Low in all scenarios
We acknowledge that our sector relies heavily on energy, and as global demand shifts towards greener sources of energy, there is a heightened need to invest in renewable energy procurement. Both external policies and internal targets drive this imperative. However, transitioning to alternative energy sources may result in increased operational costs.

ICL recognizes the necessity of sustainable energy practices. By entering long term renewable Power Purchase Agreements (PPAs) and utilizing energy attributes certificates (EACs), we will reduce our Scope 2 emissions, mitigate energy transition risks and strengthen our portfolio to increase operational resilience. For more information please see: “Sustainable Procurement”.

Technology The ability to Implement direct operational reduction measures	Time horizons: Medium to Long Potential impact: High in all scenarios
Increasing global pressures to reduce GHG emissions highlights the necessity for companies to upgrade their infrastructure, ensuring adherence to environmental standards and energy efficiency goals. This could result in increased costs to upgrade and improve our infrastructure, including due to energy efficiencies and optimization of production processes, to reduce our direct Scope 1 emissions.

ICL has already initiated a process of addressing this risk by deploying a multi-disciplinary team of experts internally which focuses on identifying initiatives to reduce Scope 1 emissions through, among others, energy efficiency measures at various ICL sites. In addition, following our commitment to establish science -based emission reduction targets, we are exploring the possibility of green electricity production and storage at our primary locations, aligning with our long-term sustainability goals. For further information, please see "Operations".

Markets Reduced demand due to chronic changes in weather patterns	Time horizons: Medium to Long Potential impact: Medium
An increase in the temperature and volatile precipitation, chronic changes in regional climates which can result in shifts in the average growing season, growing conditions and crop mix, may result in reduced demand for commodity fertilizers.

ICL is actively monitoring market trends and weather-related agricultural growing conditions in response to climate change, while also employing scenario-based models to assess longer terms potential impacts. We believe our diverse products and services portfolio, which supports precision agriculture and other products that contribute to plant resilience, will better support farmers in a changing environment.

* For more information with regard to ICL’s climate-related risk factors please see Item 3-D Risk factors - climate change and natural disasters, impacts of climate-related transition risks, including current and future laws and regulations.
ICL Group Limited 120

The impacts and materiality of transition risks for ICL are highly dependent on the scenarios used in the analysis. In higher transition scenarios, such as the Net Zero pathways, the expected transition risks are significantly higher. This is due to the supposed rapid pace of regulatory changes and shifting consumption habits aimed at achieving stringent decarbonization targets. Conversely, in more delayed transition scenarios, the time horizons and resulting risk impacts are reduced compared to higher transition pathways. This variability underscores the importance of scenario analysis in understanding the potential range of transition risks and their implications.

ICL operates in multiple geographic locations that have, or are in the process of implementing, Emission Trading Schemes (ETS) or carbon taxes, as well as applicable Carbon Boarder Adjustment Mechanisms (CBAM) which may impact direct and indirect carbon costs. In Israel, a new carbon tax on fossil fuels, including natural gas, has been declared and came into effect during 2025. It will be implemented gradually until 2030 and is expected to lead to an increase in fuel prices. The tax mechanism includes a rebate on fuel consumption utilized for heat production and other industrial processes that require heat, but fuel used for electricity production is not eligible. As part of our analysis, exposure and vulnerability to transition risks for direct (Scope 1 and 2) and indirect (Scope 3) emissions were examined. For the exposure analysis, carbon prices across 6 scenarios (IEA: STEPS, CPS, Net Zero and NGFS: Below 2˚C, NDCs, Net Zero) were considered while vulnerability was determined based on projected emissions (per scope) and either coverage rate at site (Scope 1 and 2) or pass-through rate by emission category (Scope 3). For our externally assured GHG emissions, see Metrics and Targets section below.

Impacts on direct emissions for ICL are based on defined trajectories at the site level with carbon prices varying from one scenario to another. The output indicates that carbon price impacts on direct emissions will likely increase under all scenarios in the specified time frames, as well as evolve over time, as the coverage rates increase for other sites/regions.

In the current scope of indirect emissions, we included relevant emissions categories where the impact is passed through to product suppliers and service providers. Purchased goods and services, end-of-life treatment of sold products and upstream transportation and distribution account for more than two thirds of emissions. In our analysis we also divided the indirect emissions in the relevant categories to differentiate coverage rates by scenario and time horizon. This assessment excluded the categories where impacts are passed on via mechanisms other than carbon prices (e.g. reduced demand). As seen with direct emissions, indirect emission impacts on carbon prices vary from one scenario to another. The output indicates that carbon price impacts on indirect emissions will likely increase under all scenarios in the specified timeframes, as well as evolve over time, as the indirect emission trajectories mature, and service providers and suppliers are exposed to more direct carbon pricing impacts.

We acknowledge that the application of a scenario analysis to climate related risk is a relatively new and rapidly evolving subject. As part of our voluntary climate related risk and opportunity disclosures program, we continue to enhance our analysis capabilities to reflect developments in modeling policy, legal and regulatory trends, emission pathways and wider stakeholder expectations. The outputs from our further scenario analysis activities, including carbon price trajectories, will be used to enhance ICL’s existing business planning processes. It will also be used as an engagement tool to strengthen our understanding of climate-related risks. Emerging or shifting regulatory developments, including in the US and other key jurisdictions, may not be fully reflected in the current scenarios and could lead to outcomes that differ from those modeled. As this topic remains under continuous refinement, we recognize the inherent uncertainties in such analyses and will continue to adapt our approach by integrating the latest scientific research and market insights, ensuring alignment with emerging climate-related trends and evolving stakeholder expectations. The accuracy of the analysis depends on developments beyond our control, including the development and commercial adoption of technologies, market trends and supportive governmental policies, and there can be no assurance that these risks will materialize, or these opportunities will be realized.
ICL Group Limited 121

2.3 Transition opportunities

At ICL, we acknowledge that a transitioning global economy not only presents risks to monitor and mitigate but also possibilities to exploit climate related opportunities. The identification of these opportunities aims to adapt our business to be in line with a changing world. This proactive approach not only aligns with global environmental goals but also enhances the Company's competitiveness in emerging markets driven by climate change. The opportunities we face vary depending on the specific transition scenario assessed. The importance and materiality of these opportunities are highlighted in the table below.

Table 3 – Examples of transition opportunities for ICL:

Transition opportunities	Horizon and potential impact	Description	ICL’s response
Markets Increased market demand for sustainable solutions	Time horizon: Medium to Long Potential impact: Medium to High in all scenarios due to changing climate and evolving regulations
We anticipate several market opportunities arising from sustainable novel solutions and shifts in the markets driven by climate change and supported by increased demand for energy and food security, which could lead to increased revenue. ICL’s solutions will also broaden its outlook on new low carbon markets as well as ones that support climate adaptation and mitigation, enhancing our potential for growth and market penetration.

As a global specialty minerals company, we are actively exploring new market opportunities for sustainable solutions. Our downstream scenario analysis identified growth potential in several major global markets for specialty and low-carbon fertilizers, including products that answer climate adaptation and mitigation needs, which is driven by the impact of climate change scenarios on agricultural yields. Projections for 2030 and 2050 indicated increasing demand due to climate change-induced shifts in agricultural needs and a need for a resilient food supply chain, with longer shelf-life and reduced product loss and food waste. This analysis was enhanced by incorporating the assessment of climate scenarios' impact on the transition from conventional fertilizers to specialty products. More-over, we can support the demand for electricity storage solutions by providing raw materials to battery materials market.

Products & Services Improved product offerings	Time horizon: Medium Potential impact: High
We anticipate an increase in consumer demand for products and services that support climate-change mitigation and adaptation, including specialty fertilizers, resilient food supply chain and energy storage solutions, which is expected to propel revenue growth.

Our products and services cater to the emerging needs of climate-change mitigation and adaptation. ICL’s products support a resilient food supply chain, from the field to the final consumer. Our product portfolio features among others, highly effective specialty fertilizers that facilitate optimal nutrient release, enabling growers worldwide to reduce their fertilizer usage while simultaneously achieving higher quality crops and yields with lower environmental impacts. ICL’s CRFs and bio-stimulants support plant nutrition and minimize N2O emission in the use phase, reducing GHG emissions and supporting climate change mitigation. ICL's expansion in the AgroTech sector is also expected to improve farming techniques and increase yields with lower environmental impact. ICL is involved in other parts of the food chain as well, its products contribute to extended shelf-life, reduce fruit spoilage, and thus enable reduced food waste.

Furthermore, climate-change mitigation requires a transition to alternative energy sources. ICL will continue to develop its existing activities related to the supply of raw materials to the battery materials market. It remains a provider of raw materials to LFP battery customers.

In addition, ICL offers a low carbon product footprint portfolio, for its industrial, agricultural and food products.
For further information about our sustainable solutions, see "Strategy – Products and Services" above.

ICL Group Limited 122

Transition opportunities	Horizon and potential impact	Description	ICL’s response
Resource Efficiency & Energy Source Transition to Sustainable Energy Practices	Time horizon: Medium to Long Potential impact: Medium to High	Maximizing resource efficiency and transitioning to alternative energy sources present an opportunity for ICL.
ICL has dedicated teams and forums that focus on opportunities in energy efficiency. By prioritizing these initiatives, we anticipate a reduction in operational costs and our environmental footprint as renewable energy is projected to be more cost -effective (in part due to lower carbon taxes) compared to fossil fuels. Our strategy involves expanding our renewable and low carbon energy mix and facilitating a shift towards heightened electrification across our operations. Furthermore, we continue our efforts to digitize and analyze site level Energy & GHG data which allows us to improve data quality and management. This supports our journey to become more resource efficient and to reduce our footprint. Looking ahead, we are exploring the possibility of green electricity production and storage at our primary locations, aligning with our long-term sustainability goals. For further information about our sustainable solutions, see "Strategy – Operations" above.

Resilience Future resilience	Time horizon: Medium to Long Potential impact: Medium
We believe that the resilience of our Company can be increased by implementing initiatives aimed at improving our efficiency, designing innovative production processes, developing new products and engaging in strategic procurement practices. These efforts will ensure that we maintain our competitive advantage and continue our preparations for a low-carbon future.

Our strategic approach to advance sustainable practices significantly contributes to our resilience. Our research, development and innovation efforts focus on solutions that aim to align with the UN SDGs. For more information about our sustainable solutions, see Strategy – Investment in R&D. This, in turn, provides us with a long-term vision to pursue major market opportunities, including innovative climate-resilient solutions that enhance business resilience. For more information about our sustainable solutions, see Strategy – Products and Services.

In addition, continued innovative practices and improvements in production efficiency increase the resilience of our operations. For more information about our operations, see Strategy – Operations. Integrated into our strategy is the focus of our value chain, with both supply chain and sustainable procurement being in scope. For more information about our supply chain and sustainable procurement, see Strategy – Supply Chain and Strategy – Sustainable Procurement.

Additionally, enhanced access to green financing resulting from a reduced Company-wide carbon footprint and clear sustainability strategy unlocks additional resources that further bolster our resilience. For more information, see Strategy –Finance Planning.

ICL Group Limited 123

As part of our transition opportunities analysis, we conducted a scenario analysis to explore the potential evolution of a selection of key agronomic indicators, including agricultural and hydrological drought indexes, growing high degree days, and precipitation patterns across various climate scenarios. Using heatmaps, we identified regions where climate-driven shifts in agronomic conditions may influence input needs. Given that some of our specialty products—such as advanced fertilizers and bio stimulants—may help mitigate climate-related risks by increasing crop resilience. This analysis enabled us to conceptually map specific products to the climate change challenge they may address. By linking specialty solutions to emerging climate challenges, we explored the potential impact of climate scenarios on the potential adoption of these solutions, and how likely such adoption can accelerate in response to changing conditions. These insights strengthen our ability to provide support with tailored solutions, ensuring better resilience during evolving climate conditions. We plan on conducting a similar analysis at least every three years.

For example, the use of controlled-release fertilizers (CRF) and slow-release fertilizers (SRF) have been identified as an effective strategy to reduce nitrogen losses and related emissions in agricultural systems. By gradually releasing nitrogen over an extended period, CRFs align nitrogen availability with plant uptake, offering a more predictable nitrogen release, reducing the risk of excessive nitrogen release and significantly improving fertilizer use efficiency. Unlike conventional fertilizers, which often release nitrogen quickly and in amounts that exceed plant needs, CRFs minimize nitrogen loss to the environment, including leaching and volatilization processes that contribute to nitrous oxide emissions. Using CRFs in the field contributes to both climate adaptation and mitigation.

We acknowledge that the application of a scenario analysis to climate-related risks is a relatively new and rapidly evolving subject. As part of our voluntary climate related risk and opportunity disclosure program, we continue to enhance our analysis capabilities to reflect developments in modeling policy, emission pathways and wider stakeholder expectations. The outputs from our further scenario analysis activities, including carbon price trajectories, will be used to enhance ICL’s existing business planning processes. It will also be used as an engagement tool to strengthen our understanding of climate related risks and opportunities. In particular, for opportunity analysis, scenario-based assessments are a developing practice intended to explore possible futures rather than predict market developments. Emerging or shifting regulatory developments, including in the US and other key jurisdictions, may not be fully reflected in the current scenarios and could lead to outcomes that differ from those modeled. As this topic remains under continuous refinement, we recognize the inherent uncertainties in such analyses and will continue to adapt our approach by integrating the latest scientific research and market insights, ensuring alignment with emerging climate-related trends and evolving stakeholder expectations.

Risk Management

At ICL, Enterprise Risk Management (ERM) is ingrained in our corporate DNA and is an essential framework to anticipate and navigate uncertainty, risk and opportunity. Acknowledging risk's inherent nature in all activities, we prioritize robust risk management as a fundamental element of good corporate governance. A successful risk management mechanism helps us meet our goals, enhances our decision-making processes, ensures our robust compliance with regulation and internal policies and provides assurance regarding control effectiveness.

In 2025, ICL launched a new, uniformed enterprise risk management platform to better support risk identification, assessment, monitoring and reporting. This new platform enhances and enables ICL various risk topics to be consolidated in a uniformed, affective and transparent platform “ICRISK”.
ICL Group Limited 124

We recognize the impact of climate change throughout our main processes, and we are aligning our responses and actions to meet the accelerating pace of climate change. As part of this understanding, we have timely embedded climate-risk assessment into our global ERM procedures.

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

Identifying climate-related risks was accomplished by conducting interviews with key personnel, as well as evaluating climate benchmarks and external information on material risks to the industry. This also included implementation of financial stress-test models on multiple climate scenarios to evaluate potential financial impacts. All risks are categorized under a global unified ICL Risk Universe and are evaluated under a unified metrics scale. The risk description includes capturing possible sources of risk, areas of impact and potential consequences (in accordance with risk taxonomy). The risks are identified at several levels (corporate, business segments and operational sites) of the organization. Risk assessment involves applying a rating to a risk, taking into consideration the combination of impact (consequences of the risk materializing) and its likelihood, considering the effectiveness of existing controls.

New risks can arise as a result of change within the organization or the occurrence of external factors. All employees and managers are responsible for contributing to identifying new and emerging risks as soon as practicable, while reporting and escalation is accomplished according to an ERM framework. In addition, we execute an enterprise risk assessment to identify new corporate level and business segment level risks at least every few years and update on yearly basis the Risk Appetite, Risk Register and Risk Universe accordingly.

Managing climate-related risks

One of the purposes of the ERM process is to prioritize and determine our response to mitigate a risk to an acceptable level. This includes identifying, mapping, recording and monitoring treatment actions. Risk treatment actions can have two objectives: reduce the impact (i.e. mitigate the impact of the event); or reduce the likelihood (i.e. prevent the event from occurring).

Risk Treatment (mitigation) actions can have two objectives: reduce the impact or reduce the likelihood. Possible risk treatment strategies include avoid (avoid the risk), adopt the Company’s activities to risk environment, mitigate, accept and transfer. Risk mitigation plans are developed for Tier 1 risks, and under specific circumstances, mitigation plans are also developed for Tier 2 risks.

Tier 1 Risks (High-Level Risks): The designated risk owners are required to develop a treatment plan aimed at mitigating the impact or likelihood of the risk. During the development of treatment plans for top risks, we take into consideration factors such as feasibility, cost effectiveness, required resources, and the timeline for completion. We ensure that any proposed treatment aligns with legal and governance requirements. The execution of plans is monitored for timeliness via the “ICRISK” Platform. We regularly re assess risk evaluations as an integral part of our monitoring routines, established in our Global Risk Policy. Tier 2 and Tier 3 Risks (Medium to Low-Level Risks): We established periodic processes to ensure that we capture significant changes in risk exposure, needing further examination. Monitoring and reviewing risks and treatment plans ensures that risks are managed efficiently and effectively. Therefore, these are monitored on a regular basis in accordance with ICL's ERM routines. For example, Tier 1 risks and mitigation plans are monitored by the executive management on a semi-annual basis.
ICL Group Limited 125

An effectively functioning oversight structure ensures that risk owners are designated on a timely basis, communication plans are coherent and well-executed, adequate resources are allocated to risk management, and staffing, and training practices are effective. It ensures that managers at all levels are active participants in the risk management process. We update our Enterprise Risk Management Framework & Policy annually. The updated policy is approved by the Risk-Management (RM) Committee and the Board’s Audit Committee. Changes in the policy are reviewed as part of an annual review process. As part of that review, the effectiveness and quality of policy implementation are examined and summarized, including challenges and improvements required.

Metrics and Targets

Metrics

The GHG emissions reported below include all direct (“Scope 1”) and indirect energy-related (“Scope 2”) emissions of primary known greenhouse gases, including: CO₂, CH₄, N₂O and HFCs/HCFCs and SF₆. During the current reporting year, there was no consumption or emissions of PFCs or NF₃. Direct emissions include emissions from stationary and mobile fuel combustion, refrigerants, non-energy related process emissions and emissions from onsite wastewater treatment facilities. Indirect energy related emissions include the calculated emissions resulting from consumption of procured electricity, steam, heating and cooling.

The table below presents our greenhouse gas emissions for the years 2023-2025 and 2018 (the baseline year). We have followed the World Business Council for Sustainable Development (WBCSD)/World Resource Institute's (WRI): "GHG Protocol Corporate Accounting and Reporting Standard" (2004, as updated January 2015); and “GHG Protocol Scope 2 Guidance” (2015), utilizing the operational control approach to set organizational boundaries, in addition to ISO 14064 standard methodologies. An independent assurance process was performed, which included Limited Assurance of ICL’s 2025 Total Scope 1 and Total Scope 2 (marked-based and location-based) GHG emissions, in accordance with the International Standard on Assurance Engagements ISAE 3000 (Revised) ‘Assurance Engagements other than Audits or Reviews of Historical Financial Information’.
ICL Group Limited 126

Scope 1 & 2 GHG emissions

Year 2025 (2)(3)	Year 2024 (3)	Year 2023	Year 2018 (1)	2025 VS 2018
Scope 1	Tonnes CO2e (thousands)	2,088	2,131	2,102	2,220	(5.9%)
Scope 2 Market-based	Tonnes CO2e (thousands)	89	65	186	720	(87.7%)
Total scope 1+2 GHG emission	Tonnes CO2e (thousands)	2,177	2,196	2,288	2,940	(26.0%)

(1)	2018 is the baseline year for ICL’s legacy decarbonization roadmap.

(2)	On a “same site basis” includes only facilities operated by ICL in 2018, 2025 Scope 1 and Scope 2 (market-based) emissions were 2,074 and 88 thousand tonnes CO2e, respectively.

(3)	Independent assurance process was performed in accordance with the International Standard on Assurance Engagements ISAE 3000 (Revised).

The 26.0% reduction in emissions was achieved over the period of 2018 to 2025 through multiple actions, including commissioning our Sodom CHP (Combined Heat and Power) plant, implementing energy efficiency measures and utilizing waste heat in several facilities globally, decommissioning fossil fuel-based facilities, such as the PAMA oil shale power plant in Israel, and procuring renewable energy in Brazil, China, Europe, Israel and the US (including long-term power purchase agreements with renewable energy suppliers). Sodom CHP supplies most of the electricity and steam consumed by ICL’s sites in Israel, with significantly lower carbon footprints. The electricity generated is not only far more carbon efficient than electricity supplied by the Israeli grid, but also more efficient than the previous oil-fired power plant and steam boilers it replaced for the production of steam as well as electricity.

Scope 3

ICL completed the process of measuring its Scope 3 emissions for the year 2024 in accordance with current best practices while implementing state-of-the-art data management systems. The process was followed by an external assurance process, thus providing ICL with robust data infrastructure for further needs.
ICL Group Limited 127

ICL's Scope 3 includes all upstream and downstream value chain emissions for primary known greenhouse gases, including CO2, CH4, and N2O, HFCs/HCFCs and SF6 for the year 2024 (1 January 2024 - 31 December 2024). The assessment utilizes an operational control approach to set organizational boundaries and applicable standard methodologies. An independent limited assurance engagement was performed in relation to material Scope 3 GHG emissions categories in accordance with ISO 14064-3: 2019 Greenhouse gases – Part 3: Specification with guidance for the verification and validation of greenhouse gas statements.

RD&I

Our RD&I strategy identifies megatrends for future focus and considers the UN SDGs. Consequently, topics such as zero hunger (SDG 2), affordable and clean energy (SDG 7), responsible consumption and production (SDG 12), climate action (SDG 13) and SDG 15 (Life on Land) are key focus areas of our Company. ICL Open Innovation efforts focus on partnering with entrepreneurs, startups, and researchers to develop solutions in response to climate change. Areas of focus include next generation fertilization, food technology, E-mobility/sustainability, novel materials, Circular Economy, Industry 4.0 (manufacturing optimization) and digital agriculture.

We continue to invest in research and development activities to meet many of the challenges posed by climate change. These focus on climate-change mitigation, climate-change adaptation, sustainable water use, and a transition to a Circular Economy. Examples of the R&D in which ICL is currently engaged include:

•	Development of fertilizers with better nutrient-use efficiency and reduction of emissions.

•	Development of biological bio-stimulants that stimulate plant growth and provide resilience to various stress conditions.

•	Development of products that improve water use efficiency.

•	Investigating opportunities to integrate waste streams into our production processes, fostering a closed-loop Circular Economy and developing future sources for sustainable fertilizer products.

•
Including integration of secondary source Phosphate technologies (Circular Economy) for immediate use in our production facilities in Europe and development of future raw material sources for our fertilizer products, including a technology road map for recycling and recovery of phosphorous and nitrogen from secondary sources to transform our products into sustainable fertilizers.

•
Continued diversification and development of a product portfolio of meat substitutes: ICL and Plantible Foods have partnered to launch ROVITARIS® Binding Solution, a revolutionary clean label binding solution for plant-based meat and seafood applications that may replace most chemically processed binders.

ICL Group Limited 128

•
Our Business Development unit has scouted more than 700 Food tech start-ups to identify disruptive technologies for ICL Phosphate Specialties. We continue to seek innovation partners who transform sustainable food systems. The Company continued to diversify and develop its product portfolio for meat substitutes: ICL Food Specialties and DAIZ Engineering partnered to launch ROVITARIS® SprouTx™, a revolutionary textured soy protein developed with proprietary seed germination technology, commercialized in the European market in 2025. This innovative solution effectively addresses key unmet needs in taste, texture, and nutrition for plant-based meat and seafood alternatives.

•
Our Agmatix is pioneering the future of sustainable agriculture through advanced data and AI-driven solutions. By transforming agronomic and environmental data into actionable insights, Agmatix enhances crop yields, promotes sustainability, and strengthens crop resilience. Its innovative technology supports global efforts to combat climate change, drive responsible land use, and ensure food security.

•
We developed a data-driven impact and evidence assessment tool for all RD&I projects to maximize ICL’s actions on tackling climate change, advancing food security and other contributions to human health and wellbeing. This decision-making tool is integrated into the product development process. This tool has been incorporated into our new product development process.

Targets

In 2020, we established a decarbonization roadmap to achieve net zero GHG emissions (Scope 1&2) by 2050. The near-term legacy milestone is to reduce Scope 1 and 2 GHG emissions by 30% by 2030, compared to our 2018 emissions baseline. ICL’s 2025 Scope 1 & 2 emissions were 26.0% lower than its 2018 levels, positioning the Company on track to successfully achieve its 2030 reduction target. ICL supports the global effort initiated by the Paris Agreement to reduce GHG emissions.

In February 2023, ICL’s Board approved the submission of a declaration to the SBTi organization, wherein the Company will commit to setting a near-term, science-based target in accordance with the framework developed by the SBTi organization. The initiative drives ambitious climate action in the private sector by enabling organizations to set science-based emissions reduction targets. In March 2023, SBTi officially confirmed ICL’s commitment to develop near-term targets in accordance with its criteria and processes. In 2025, SBTi validated ICL’s near-term greenhouse gas emissions reduction targets by 2034 (vs. 2022 base year).

ICL has already implemented several measures included in its decarbonization roadmap, including:

•	Commissioning a high efficiency gas-fired combined heat and power (CHP) plant at our Sodom facility to supply ICL’s facilities in Israel, replacing older oil-fired power generation systems.

•
Transitioning to the procurement of renewably generated electricity across all ICL sites, beginning with the procurement of renewable electricity for ICL sites in Europe and expanding to sites in the US, Israel, China and Brazil.

•	Secured long-term renewable energy power purchase agreements (PPAs) to expand the share of renewables in ICL’s energy in Israel.

•	Decommissioning our oil shale-based power generation at Rotem (Israel), in favor of a more efficient gas-fired power plant with significantly lower GHG emissions.

•	Recovering heat from various chemical reactions to produce zero emission power for utilization by ICL sites.
ICL Group Limited 129

Other measures in our Decarbonization Roadmap for future implementation include:

•
Improved measurement of GHG emissions, including the increase of accessibility to site -level carbon metrics and analytics for our operational managers and management through digital dashboards for up-to-date reporting of emissions at site and product levels.

•	Eliminating or reducing process GHG emissions through changes to chemical processes and production lines.

•	Converting our remaining production facilities that utilize high -emitting fossil fuels to energy generated from natural gas, renewable sources and waste heat.

•
Increasing energy efficiency by phasing out inefficient production technologies, streamlining our production facilities, increasing the efficiency of our consumption of heat and steam, and recovering heat where possible.

•	Reducing the use of electricity for lighting and air conditioning by implementing more efficient technologies.

•	Installing solar photovoltaic (solar PV) electricity generation systems in all available and appropriate areas within the operational boundaries of our sites.

•
Considering carbon pricing in product development, acquisitions and capital investment decision-making to raise internal awareness, promote better life cycle operating decisions, and better prepare our business for future emissions trading schemes.

•	Securing long-term renewable energy power purchase agreements (PPAs) to expand the share of renewables in ICL’s energy mix globally.

•
Actively addressing Scope 3 emissions by engaging with suppliers, fostering partnerships for education and emissions reduction, and optimizing logistics operations with alternative fuels, electric vehicles, and energy-efficient shipping.

•	Strengthening Circular Economy initiatives by maximizing the use of byproducts and waste heat in production processes to enhance energy efficiency.
ICL Group Limited 130

Energy

Our energy strategy includes continuous emphasis on energy efficiency and process innovation, transition to zero and low emission sources, and electrification as an enabler for this approach.

Renewable Energy

As part of ICL's commitment to increasing the share of renewable energy in its energy mix, a cross-organizational team – comprising members from the Global Energy and Sustainability units and the Global Procurement Organization (GPO) – is leading the Company’s efforts to procure electricity from renewable sources and promote onsite renewable energy generation across its operations.

Since 2024, ICL began installing Photo-Voltaic (PV) systems at several sites in Israel, overcoming regulatory and statutory challenges. Furthermore, feasibility studies for expanding PV installations globally were initiated, based on feasibility studies already conducted in Europe, Israel and North American.

In addition, ICL entered into long-term power purchase agreements with two Israeli companies for “green electricity”.

One of ICL's flagship endeavors, the “Green Sodom Project”, is designed to represent a significant step in transforming ICL Dead Sea – its largest industrial site in Sodom, Israel – into a hub for renewable energy. This project is a cornerstone of ICL's broader decarbonization strategy and supports ICL's commitment to achieving Net Zero emissions by 2050.

The project involves the establishment of solar PV fields, boasting a total capacity of approximately 1,500 MWp, along with advanced energy storage solutions. The first implementation phase includes the installation of a high-voltage (HV) line, a substation, and a Battery Electric Storage System (BESS), with the initial supply of green electricity provided by third-party vendors. The Front-End Engineering Design (FEED) phase commenced in 2024 and is expected to be completed in the first half of 2026.

These efforts aim to significantly reduce greenhouse gas emissions at our Sodom site, aligning with our climate strategy as we progress toward a more sustainable future. For more information see our climate risk and opportunity disclosure.

Natural Gas

Over the past decade, we implemented a strategic decision to replace heavy fossil fuels (fuel oil, kerosene, diesel and shale oil) that power our largest production plants in Israel with natural gas (NG). In addition, ICL Rotem has ceased to extract shale oil minerals and has begun to use a new natural gas-based steam boiler resulting in a reduction of our GHG emissions and other pollutants, such as Nox and PM. For more information regarding our natural gas agreements, see Note 18 to our Audited Financial Statements and "Item 3 – Key Information - D. Risk Factors".
ICL Group Limited 131

The European Energy Efficiency Directive (EED)

In September 2023, the European Commission adopted the recast Energy Efficiency Directive (EU) 2023/1791, which became effective in October 2023. This directive strengthens the EU’s commitment to energy efficiency as a key pillar in combating climate change, supporting the broader objectives of reducing greenhouse gas emissions by 55% by 2030 and achieving climate neutrality by 2050.

The directive sets a legally binding target for reducing the EU’s total energy consumption by 11.7% by 2030, based on the 2020 reference scenario. Each Member State is tasked with determining its indicative national contributions using criteria reflective of its energy profile and economic circumstances. Where the aggregated contributions fall short of the EU‑wide target, the Commission will apply an Ambition Gap Mechanism to bridge the deficit.

To ensure progress, the directive mandates an increase in annual energy savings from 0.8% to 1.3% for the years 2024–2025, 1.5% for the years 2026–2027, and 1.9% from 2028 onward, averaging 1.49% for the 2024–2030 period.

The directive also expands energy audit obligations to include SMEs, where significant savings are possible, and mandates energy management systems for large industrial consumers. Public sector obligations are heightened, including a 1.9% annual reduction in energy consumption and a 3% renovation requirement for public buildings across all administrative levels. Member States were required to transpose these provisions into national law by October 2025, and national implementations may tighten audit, energy management and public‑sector requirements.

In 2024, the EU adopted a recast framework for the internal markets for renewable gas, natural gas and hydrogen, facilitating access for renewable and low‑carbon gases and establishing rules for emerging hydrogen networks. Member States have until August 5, 2026, to transpose the directive into national law. We are assessing implications for our fuel strategy and certification of renewable inputs.
ICL Group Limited 132

Air Quality

Reducing air emissions is a key goal of our environmental strategy. We are taking actions to reduce air emissions by implementing energy efficiency and other emission prevention solutions, as well as transitioning to cleaner fuels. Our sites regularly monitor pollutant emissions to improve operational management practices.

Israel

In Israel, air emissions from major industrial operations are regulated by the Clean Air Law (hereinafter - the Law), which aims to improve air quality, preventing and reducing air pollution by implementing both prohibitions and obligations, to protect human health, quality of life, and the environment. The Law addresses emission sources (including all our production plants in Israel) and is intended to serve as a platform for implementing regulatory principles similar to those in the European Union (EU), specifically the principles of the IED (The Industrial Emissions Directive) adopted by the EU.

Our plants in Israel that are classified as Emission Source Subject to Licensing Requirements have received air emission permits. Any deviations from the conditions of these permits could result in administrative enforcement measures, or even in criminal liability and shutdowns in severe or recurrent events. Additionally, certain restrictions on our operations and new requirements from the Ministry of Environmental Protection (MoEP) may impose significant capital investments on our Company. To comply with the emissions permits granted under the Law, we have made, and will continue to make, significant investments as necessary. As a result, some of ICL’s air emissions have decreased considerably.

We extensively monitor air emissions. In the various plants, continuous online air monitoring is performed in the various stacks, and ambient air quality is assessed using dedicated monitoring stations.

•
DSW successfully completed the installation of the third and final particle reduction unit (WESP). In 2025, DSM also implemented its third major particle emissions reduction unit. additional ICL production sites in Israel are progressing with initiatives to further reduce air emissions.

•
In January 2024, a new emission permit was issued to ICL Rotem under the Israeli Clean Air Act (hereinafter - the Law) valid until January 2031. ICL Rotem is implementing several significant emissions reduction projects as required in the permit, according to a multi-year plan. The Company is in active discussions with Israel’s Ministry of Environmental Protection (MoEP) to assure adherence to all conditions outlined in the permit, including those specified in an administrative order under Section 45 of the Law, and to achieve satisfactory resolutions to notable timeline execution challenges for a limited number of projects.

ICL Group Limited 133

Europe

In Europe, emissions are regulated under the EU Industrial Emissions Directive (IED), as well as regional and local regulations. Preventive measures are applied, and these regulations are translated into national legislation. Emission limit values for relevant substances are included as part of the authority’s approval. Compliance is further ensured through inspections by authorities, independent technical supervisory associations, and self-monitoring.

The revised IED entered into force in 2024. It expands the scope of activities covered, strengthens enforcement (including more effective penalties), and requires the introduction of electronic permitting by 2035. The updated BAT/BREF process and the creation of an Innovation Centre for Industrial Transformation and Emissions are expected to drive tighter permit conditions over time, including for energy efficiency, waste‑gas management and certain priority pollutants. Forthcoming European standards supporting the revised IED will enhance requirements for measuring pollutants such as diffuse ammonia and PFAS.

Ambient air quality rules have also been tightened with new limit values to be met by 2030 and enhanced monitoring requirements, including the introduction of ultrafine particle monitoring. Member State transposition and implementation may influence local permitting and inspection regimes, including more stringent ambient‑based constraints.

Climate‑related regulatory changes with financial implications include the ongoing implementation of the revised EU ETS—such as the phase‑in of maritime transport and adjustments to free allocation for aviation—and the Carbon Border Adjustment Mechanism, which is in a transitional reporting phase through the end of 2025, with certificate surrender obligations from 1 January 2026. These measures may affect compliance costs, procurement and supply chain planning.

Americas

Air emissions in the Americas are managed by operating permits issued by the relevant environmental authorities at each site. In the US, air permits are typically granted by state environmental protection agencies, operating under state-specific programs authorized by the federal Clean Air Act. In Brazil, air emissions are regulated under each site’s operation license, issued by the relevant state environmental agency. A new air pollution regulation is expected to come into force in the near future, and our Brazilian sites are actively preparing to comply with the upcoming requirements.
ICL Group Limited 134

Water

We regard potable water as a high value natural resource and water conservation is an inherent part of our business culture. We expect potable water to become scarcer across the globe. As water scarcity becomes a pressing global issue due to climate change and other factors, we are facing greater and stricter regulation of water consumption and wastewater quality as well as an increase in water related costs. We also anticipate that we will need to invest in additional resources to enhance our water efficiency and wastewater quality at some of our plants.

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

Our production facilities globally have undertaken various water conservation projects, including use of brackish water and recycling of treated wastewater. We track water consumption at our facilities and promote water efficiency projects, particularly in relation to freshwater use. We have also experienced increase in extreme weather events, requiring us to take further steps in terms of water efficiency and wastewater management.

In 2023, ICL’s Board approved the ICL Group Water Management Policy, which outlines the Company's proactive approach to improving water efficiency, minimizing impacts on water sources, and promoting innovative solutions for water usage and wastewater disposal across its operating regions. Oversight of water management at the Board-level is assigned to our CSC Committee, which is responsible, among other matters, for monitoring and guiding ICL’s water-related strategies and initiatives. For more information about water-related risk management, see Climate Change - Flooding Risks and Water Stress.

Regarding executive management level oversight, the Potash Division’s president and Head of Global EHS is responsible, among other things, for ICL’s overall water management.

For further information about water-related issues in Israel, see Note 18 to our Audited Financial Statements.
ICL Group Limited 135

Byproducts, Waste, Hazardous Waste and Wastewater

We track and manage our waste streams and take various steps to reduce waste generation and maximize reuse and recycling. We identify and seek to maximize potential reuse and recycling of relevant waste streams and are proactive in searching for Circular Economy opportunities. For further information, see the “Circular Economy” section above. During production processes at our facilities, industrial liquids and solid waste are produced. Storage, transportation, reuse and disposal of waste are generally regulated by governmental authorities in the countries in which we operate. Some of our sites are certified as zero-waste sites. Waste is either treated internally or by external certified vendors.

Wastewater quality and quantities must comply with local regulations and with permits at relevant sites. We strive to implement zero discharge policies where applicable. Various production sites have adapted their treatment systems to the standards applicable to them. Although we strive to minimize the risk of wastewater leakages and unexpected release of hazardous materials or solid waste, such incidents may still occur due to factors beyond our control. Difficulties in reuse or disposal of waste generated in our facilities could lead to production interruptions or stoppages, as well as significant costs. If we cannot effectively mitigate and reduce the exposure, our operations could be materially and adversely affected.

For further information, see “Item 3 - Key Information— D. Risk Factors“.

Israel

Liquid and solid waste, as well as other emissions, are regulated by multiple regulations. Our plants in Israel implement waste monitoring and other management measures. Each plant is required to inform the authorities regarding their amount of waste and treatment method for every waste stream under Israel’s PRTR (Pollutant Release and Transfer Register) regulation. Wastewater regulations, including effluent limits, are regulated by the MoEP, as well as partially by local authorities. Pursuant to the conditions set by the MoEP in their Toxins Permits, relevant plants in Israel have conducted historical land contamination surveys which were submitted to the MoEP.

•
ICL Dead Sea (DSW) and ICL Dead Sea Magnesium (DSM) – Based on a historical soil survey conducted to map potential soil contamination, the sites have prepared a borehole testing schedule that is planned to be conducted in 2026. Once the test results are received, a mitigation plan will be implemented.

•
ICL Dead Sea (DSW) - As part of its operational activities, DSW piles salt, a byproduct of the production process, in the operational salt mound (Mount Salt) in accordance with a plan approved by the Southern District Planning and Building Committee in September 2016, allowing a height of 40 meters. In January 2024, a supplementary plan was approved allowing the mound to be raised by an additional 12 meters, which is expected to be utilized at least until the end of the concession period.

DSW uses part of the salt as infrastructure material in various applications. In addition, DSW is examining long-term salt storage alternatives and will submit an environmental impact assessment in the coming months, in line with legal and regulatory requirements, to address salt disposal needs for approximately 25 years from 2030 (the end of the concession).
ICL Group Limited 136

•
ICL Rotem – In 2024, the site completed the implementation of a master plan for wastewater treatment, aimed primarily at reducing effluent quantities. The plan also addressed the treatment of additional wastewater streams created by air emission purification processes, as required under the Israeli Clean Air Law. Restoration of acidic ponds is being carried out according to a plan in compliance with the hazardous materials permit, and the process of obtaining an emissions permit for the ponds has begun.

As part of the treatment of liquid and solid waste, the site stores phosphogypsum waste in ponds and piles. In 2021, a new Urban Building Plan was approved (the 2021 plan), the main objectives of which are to regulate areas for phosphogypsum storage reservoirs.

Regarding the phosphogypsum waste ponds, under the 2021 plan, Pond 5, which has been operational since 2018, is permitted for use until the end of its expected operational life, currently expected in 2027. On December 14, 2025, following an extended regulatory process, the District Committee for Planning approved the validation of the reuse plan for Pond 4, subject to the fulfillment of certain conditions (the - Plan). The Plan was published on December 18, 2025, and came into force on January 1, 2026. In parallel, in order to ensure a storage solution at the end of Pond 4’s operational life in 2030, the Company is advancing a plan to establish Pond 6 in accordance with understandings reached with certain authorities.

Additionally, ICL Rotem has initiated the restoration of its phosphogypsum ponds 1 to 4, previously used by ICL Rotem, in accordance with building permits and an approved engineering remediation plan, based on the ‘Florida Standard’. The restoration of Ponds 1–4 is continuing in line with a plan approved by the relevant authorities.

Regarding the phosphogypsum waste piles, regulatory requirements mandate that any future expansion of the storage piles should be positioned on newly constructed protective infrastructure by the end of 2025. In 2023, the Company submitted its plan for restoration of these large storage piles, including methodologies tailored to meet the requirements of various regulators. The plan and its associated timelines were approved by the MoEP. Furthermore, ICL Rotem continues to explore alternative uses for phosphogypsum in collaboration with external partners. Implementation of the infrastructure installation plan at the Phosphogypsum pile from the phosphoric acid plant is expected to be completed by the end of 2026. In the interim, temporary infrastructure has been installed to support ongoing operations. At the Phosphogypsum pile of phosphorus salts, implementation is planned for mid-2027.

•
Neot Hovav - Pursuant to the requirements of the MoEP, the Neot Hovav site is required to treat remnant hazardous waste in the coming years. This waste is stored in a designated defined area on the site's premises in coordination with the MoEP. Some of the currently produced waste is also stored in this area. Treatment of the waste is partially conducted through a combustion facility (Bromine Recovery Unit), which recovers hydro-bromine acid. Additional waste quantities are sent to external designated treatment facilities. Once the area is cleared, the Company may be required to conduct a soil survey. For further information, see Note 17 to our Audited Financial Statements.

ICL Group Limited 137

•
ICL Haifa (F&C) – The phosphoric acid production line from the 1990’s, which has since been shut down, resulted in a byproduct in the form of a phosphogypsum pile, which is currently stored on site. The Company is taking the necessary actions, in coordination with the MoEP, to comply with regulatory requirements in a timely manner, including as stipulated in the Toxins Permit issued to the site.

In addition, according to the Company's business license, it was required to provide an alternative to the run-off collection-pond. The Company executed its plan, approved by the MoEP, and aligned with its timeline.

Europe

Liquid and solid waste, as well as effluents, are regulated under the European IED – Industrial Emission Directive. The Company implements waste monitoring and other management measures, the results of which we are obligated to inform the authorities. Wastewater regulations, including effluent limits, are governed by national and, in some cases, local regulations. We are subject to provisions that aim to prevent pollution and ensure compliance with effluent limit values.

Wastewater is partly pre-treated and then sent to municipalities or third parties for final treatment, before discharge, or discharged to surface waters without treatment at appropriate levels. In the event solid waste requires disposal, we ensure it is treated in accordance with applicable European requirements.

•
ICL Iberia - A multi-year program is underway to restore large salt piles, with focus on wastewater drainage and sludge treatment. In April 2021, the Company signed an agreement with the Catalan Water Agency (ACA), for the construction and operation of new collector infrastructure. The new collector is essential to remove brine water, which will be used for both restoration and production. For further information, see Notes 17 and 18 to our Audited Financial Statements.

•
ICL Boulby - All wastewater leaving our site in the UK is according to a permit issued by the UK’s Environment Agency. The site's wastewater consists of extracted sea water, mine brines, gathered surface rainwater and water treated at the onsite sewage plant. Multiple parameter limits are imposed on the site by the wastewater permit and wastewater amounts have been reduced considerably since ICL Boulby started to exclusively produce Polysulphate and Polysulphate-based products.

ICL Group Limited 138

Americas

Liquid and solid wastes at our Americas sites are managed in accordance with country and state-specific regulatory requirements. In the US, solid and hazardous waste is regulated by the Environmental Protection Agency’s (EPA), according to the Resource Conservation and Recovery Act and analogous US state laws. In Brazil, waste is managed under the site’s operation license issued by the relevant state environmental agency.

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

•
ICL US Gallipolis Ferry - In January 2023, the site entered into a Consent Order with the West Virginia Department of Environmental Protection (hereinafter - WV DEP) regarding water discharge, allowing for the development and execution of a plan to meet permit requirements. In 2025, further reviews identified inaccuracies in the previously used sampling methodology, which were subsequently addressed with the WV DEP. As a result, the Consent Order was closed and resolved with the WV DEP.

China

According to the Law of the People's Republic of China regarding the Prevention and Control of Solid Waste Pollution and the National Catalogue of Hazardous Waste, solid waste is collected, stored and transferred. General industrial solid waste is entrusted for comprehensive utilization by qualified organizations, and hazardous waste is entrusted for treatment by organizations with a Hazardous Waste Business License issued by the Department of Ecological Environment of Yunnan Province.

The Company’s operations in China generate certain industrial by‑products and waste materials, including gypsum and flotation residues, which arise as part of its production processes. These materials are managed and treated through dedicated facilities, such as gypsum ponds and flotation ponds, which are used for controlled storage, settling, stabilization, and treatment of residual materials. These facilities are designed to minimize environmental risks, prevent leaching or off‑site migration, and enable treatment, removal, or reuse in accordance with applicable permits and legal requirements.

In recent years, environmental regulations in China, at both the national level and the provincial level (including in Yunnan Province), have become increasingly stringent with respect to the management of industrial waste, particularly phosphogypsum. The regulatory framework includes requirements to increase utilization and reuse rates of phosphogypsum, as well as enhanced obligations relating to safe handling, the structural integrity of storage facilities, and the prevention of environmental risks. As part of this regulatory trend, progressively higher utilization targets for phosphogypsum have been established, together with requirements aimed at reducing risks associated with long‑term storage.

In response to these regulatory developments, the Company has implemented various measures to manage such materials, including the advancement of projects involving its use in mine‑pit rehabilitation, in coordination with local authorities. The Company continues to invest in management, monitoring, and improvement of its treatment and storage systems in order to comply with evolving regulatory requirements and mitigate environmental risks.

The regulatory trajectory in this area indicates a continued tightening of requirements, including increased utilization targets for phosphogypsum and a gradual reduction in long‑term storage allowances. Accordingly, the Company expects to continue evaluating additional treatment, utilization, and remediation solutions, while further aligning its operations with the applicable regulatory framework.

ICL Group Limited 139

Ecological Impact

We manage our mineral extraction sites according to local regulations and rely on concessions granted to us. Our broad and varied operations cover the entire life cycle of our products, from the initial production of raw materials to manufacture of final product. As population growth around our production sites increases the potential for impacts on surrounding communities, we have strengthened our approach to preventing, mitigate and managing adverse effects arising from our operations. In addition to reinforcing safety measures, particularly for activities involving hazardous materials, we have implemented broader impact reduction actions, including tighter controls on emissions, noise, odor, and enhanced environmental monitoring. We engage regularly with local communities to identify concerns and provide transparent information about our operational impact and risks. These measures form part of our ongoing due diligence process to protect community health and wellbeing, reduce disruptions, and support responsible and sustainable operations in areas where we operate.

We aim to minimize the ecological impact of both our mining and production activities, beginning at the planning stage through the implementation of recommendations, and finally by monitoring and minimizing their impact. We continuously implement relevant operational methodologies and necessary technologies aimed at preventing unexpected ecological impact. In the event of an ecological impact, we strive to mitigate and remediate the impact, in accordance with best practices and regulatory requirements, including coordination with relevant local authorities. For further information, see “Item 3 - Key Information— D. Risk Factors".

It should be noted that our Sodom production facility is located in the Jordan Rift Valley, or Syro-African Depression, a seismically active area. For further information, see “Item 3 - Key Information— D. Risk Factors ".

•
ICL DSW – Due to a negative water balance, water levels in the northern basin of the Dead Sea are decreasing. Over the years, this decline has required ICL to relocate its pumping station northwards to allow continued operations in the Dead Sea region. This relocation also supports the continued operation of tourism infrastructure. The P-9 pumping station and the feeder canal, which cross the Tze’elim stream, were constructed to maintain operational continuity. The Tze’elim stream alluvial fan is one of the largest and most developed among the surviving fans in the area, making its preservation and the protection of the biodiversity in this habitat particularly important. ICL reached an agreement with environmental authorities and organizations, under which seven culverts were constructed above the excavated canal to allow flood waters to flow through the original channel without damaging the feeder canal, while preserving the braided channel fan pattern. The culverts serve as an ecological corridor, providing passageways for animals. The Company periodically reviews field data and makes adjustments based on the findings.

Following unexpected brine seepage discovered above ground at the edge of the alluvial fan area, the Company installed sealing sheets along approximately 2km of the 15km feeder canal in the fan area, in accordance with instructions from Israel's Nature and Parks Authority. In 2025, the Company added additional sealing sheets to further prevent brine seepage. During the winter months of December 2025 through January 2026, flash floods occurred, which are expected to accelerate ecological rehabilitation. As of the reporting date, the Company is in discussions with the MoEP regarding the implementation of the remaining corrective requirements. For further information, see “Item 4 – Information on the company — D. Property, Plant and Equipment — Mineral Extraction and Mining Operations- Dead Sea” and Note 18 to our Audited Financial Statements.

ICL Group Limited 140

•	ICL Iberia - Past activities at ICL Iberia have led to the salinization of certain water wells in the Suria and Sallent sites, resulting in compensation claims from nearby landowners.

•
ICL Rotem – In 2020, an application for a class action was filed against the Company according to which, discharge, leakage, and seepage of wastewater from Rotem’s Zin site allegedly resulted in various environmental hazards and damage to the Zin stream. In November 2022, the parties signed a procedural arrangement to resort to a mediation process in an attempt to settle the dispute outside of court. As part of the procedural arrangement, the transfer of approximately 5.5 million NIS from the Company to NPA was approved to fund the NPA’s palm trees rescue operations at Neot Zin and Akrabim for the years 2022-2026. For further information, see Note 18 to our Audited Financial Statements.

In 2018, an application for certification of a claim as a class action was filed against the Company claiming it allegedly caused continuous, severe and extreme environmental hazards through pollution of the “Judea group – Zafit formation” groundwater aquifer and the Ein Bokek Spring with industrial wastewater. In October 2023, Israel's Supreme Court ruled on the appeal, dismissing the plaintiffs' claim regarding property rights, and accordingly, dismissing the application for certification on behalf of the entire public of the State of Israel, yet accepted the appeal with regards to the statute of limitations claim, and ruled that application for certification is approved for a limited class consisting of visitors to the Bokek stream. In September 2024, the parties reached a deliberative arrangement by which the parties will pursue an agreed mechanism for the improvement of the water flow in the reserve. For further information, see Note 18 to our Audited Financial Statements.

Part of the environmental challenges that our ICL Rotem site faces and deals with include environmental class actions against the Company that also pertain to environmental damages originating in the period that ICL was owned by the Israeli government prior to its privatization.

•
ICL R&D Beer Sheva - A soil survey was performed and identified soil contamination. ICL is addressing the findings in accordance with the survey results and the applicable Ministry of Environmental Protection (MoEP) guidelines.

•
Brazil - Following soil and groundwater surveys conducted at our Brazilian sites, we identified certain immaterial historical soil and groundwater contamination. In response, ICL is undertaking remediation measures where required and, in certain cases, continues monitoring activities in close coordination with local governmental environmental authorities and regulators.

ICL Group Limited 141

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

Examples regarding our management of biodiversity at some of our mining sites include the following:

•
ICL DSW - Sodom Saltmarsh Lake. The Ashalim reservoir, located south of ICL’s Dead Sea site, is a unique wetland habitat within an arid environment, rich in biodiversity. Created as a result of ICL Dead Sea’s activities, this habitat is preserved and made accessible to the public through ongoing investment. Historically, the Sodom salt flats area was a resting stop and habitat for migrating birds. However, due to changes in the land use for agriculture, residential, and industrial purposes, most of these salt flats have disappeared. These rare habitats, characterized by high soil salinity and specialized species, have been increasingly replaced by areas like the Sodom Saltmarsh Lake. The lake now functions as an alternative salt flat, maintaining relatively high-water quality in recent years, which ICL continues to monitor. Vegetation has evolved, and the lake now supports a range of wildlife, serving both as a nesting site and a stopover for migratory birds. Infrastructure around the lake has also been improved to provide safe public access.

•
ICL Rotem - Over the last 9 years, ICL Rotem has partnered with Ben-Gurion University of the Negev on academic research focused on evaluating the ecological and biodiversity impacts of mine reclamation. The study examines parameters such as soil chemistry, microbiology, vegetation growth and diversity, arthropod populations, and remote sensing analysis of the land. Based on early findings and as part of the rehabilitation process, we are creating micro-topography to diversify the landscape. During 2025, only laboratory soil tests were conducted, and land plots were allocated for continued research. Funding for the limited ongoing research was provided by the Open Spaces Fund.

•
ICL Boulby - Adjacent to ICL Boulby’s mining facilities, within its operational area, are undeveloped turfs that support important habitats and species. Most notable are the woodlands at Mines Wood and Ridge Lane Wood near Dalehouse, considered among the most wildlife-rich woodlands in Northeast England and Yorkshire. These areas are home to diverse invertebrates, birds, and mammals. For over a decade, ICL Boulby has collaborated with Industry Nature Conservation Association (INCA) to monitor and manage wildlife in proximity to the mine. Central to this effort is a Site Biodiversity Action Plan (Site BAP), implemented by ICL Boulby within its operational area to conserve key habitats and species, with annual support from INCA. For further information, see “Item 4 – Information on the Company — D. Property, Plant and Equipment — Mineral Extraction and Mining Operations”.

ICL Group Limited 142

Hazardous Substances

Some of the materials used in our facilities around the world (such as raw materials, etc.) are hazardous materials, as are some of the materials found in our finished products. These materials require government approvals and registrations that demonstrate that they are secured and maintained, that appropriate safety measures and storage procedures are in place, and that procedures for use and handling exist and are implemented, as well as maintained, according to requirements. In addition, steps are taken to reduce the likelihood of the release of hazardous materials by method and route of material transportation, certifying transport providers, and meeting transportation requirements by using advanced technological features to the trucks and trains that transport these materials, as well as training employees, contractors, and suppliers to properly handle these materials. We take measures to reduce the likelihood and potential severity of incidents in the event of exposure to hazardous materials. This includes risk assessment, training, personal protective equipment (PPE), and other relevant mitigation measures for employees and contractors. We prepare for hazardous materials incidents by training emergency teams and purchasing appropriate equipment to deal with these types of incidents.

We are committed to bringing safe products with reduced environmental impact to market and ensuring full compliance with all applicable regulations, laws, conventions, statutes, and standards related to chemical management. Accordingly, scientific data for all our products is generated in GLP-certified laboratories in accordance with internationally recognized testing guidelines, including those of the OECD and OPPTS. These include physic-chemical properties, and toxicological and environmental tests. The generated data ensures safer chemicals for people and the environment. The data is incorporated into a formal dossier and includes a chemical safety assessment which is submitted to relevant regulatory authorities for evaluation and approval.

We are committed to transparently communicating information that reflects the scientific evidence underlying our hazard and risk assessments. Hazardous products produced or imported by ICL are classified in accordance with GHS/CLP criteria, and information regarding the identified hazards is communicated to customers and employees. This communication is carried out through comprehensive hazard documentation, including Safety Data Sheets (SDS), labels, customer letters, declarations, and safety cards for employees. Where required by regulation, exposure scenarios are also communicated throughout the value chain. Emergency contact details for all regions are included on our SDSs and product labels.
ICL Group Limited 143

Safety and Environmental Stewardship of Chemicals

ICL’s brand promise is to create impactful solutions for humanity’s sustainability challenges by leveraging its unique resources and technological ingenuity. As stated above, we are committed to the UN Sustainable Development Goals (SDGs). ICL’s approach to developing new products and services is reflected in the processes we apply. Over the past few years, our RD&I practices have evolved from supporting business continuity to implementing a “Sustainability Index” in product development. This index provides a GO/NO-GO decision-making analysis based on defined environmental criteria and incorporates Green Chemistry principles. The index serves as a quantitative model for products in development, establishing parameters for sustainable products at the development stage. It combines environmental, health, and safety criteria with commercial and operational considerations. Potential products are rigorously evaluated using the index, and its methodology is applied across the R&D units of our Industrial Products, Phosphate Solutions, and Growing Solutions segments, with segment-specific adaptations for different product types. Based on the rating results, adjustments are incorporated into the development process to ensure the creation of the most sustainable products for their intended use. Products classified as “NO-GO” are discontinued during development and are not commercialized.

The next phase of our evolution includes using the UN SDGs as conceptual guidelines in our RD&I strategy. Our RD&I unit is embedding impact strategy and criteria. The unit has developed a data-driven impact assessment tool for all RD&I projects to support ICL’s actions on tackling climate change, advancing food security, promoting sustainable agriculture and contributing to human health, safety and wellbeing. This strategic component is part of our positive impact product development processes. We also implement Circular Economy and biomimicry concepts to reduce our environmental impact, as well as take into consideration eco-design principles and Product Carbon Footprints (PCFs). Through our impact assessment tool, we scope potential and risk, define and optimize the potential for positive impact, and establish clear and measurable goals which are monitored and reported.

In addition, we are addressing various Green Chemistry principles, both in the development of new products, as mentioned above, and during the use phase of our products. One example is our SAFR®-A Systematic Assessment for Flame Retardants. For certain industrial products, we recommend best practices for the use of many of our products as part of the service we provide to our clients. The SAFR® methodology, developed by ICL, provides an evaluation of flame retardants in their applications, enabling users to select the most sustainable product for the intended use. SAFR® incorporates an estimated exposure component based on the level of contact to humans and/or the environment and measurable potential emissions of flame retardants during their use. The assessment of a given flame retardant with SAFR® leads to the identification of uses that are either recommended, acceptable, or not recommended/an unacceptable hazard, in which case alternatives should be identified.
ICL Group Limited 144

Regulation and Registration of our Products

As a global specialty minerals company, we are subject to an abundance of product safety regulations. We ensure that the substances and products we produce, and sell are managed in full compliance with these regulations throughout their life cycle. Such regulations, among other requirements, impose limitations on the use of certain substances and products, and mandate that we register and label some of our products. We continuously monitor rules and regulations and take the necessary operational measures to maintain full compliance. For further information, see “Item 3 - Key Information— D. Risk Factors".

Participation in Industry Associations

We are an active member of several industry associations to safeguard our products. The most prominent associations include the International Bromine Council (BSEF), which promotes the benefits of bromine and bromine technologies for society and economy, the North American Flame Retardant Association (NAFRA), which promotes the benefits of flame retardants in the Americas and Canada, and the Phosphorus, Inorganic and Nitrogen Flame Retardants Association (PINFA), which works in partnership with stakeholders (NGOs, environmental entities, consumer associations, scientists, regulators, fire safety experts, user industries, etc.) to ensure the safe use of flame retardant products.

These collaborations and network activities help us to work and relate to new classifications and regulations in the bromine compounds industry. The trade associations’ group activities, which include ICL, work diligently, to avoid unnecessary classifications with the help of additional external experts in the field of toxicology and other respective disciplines.

ICL is also actively engaged through the International Fertilizer Association (IFA) and its relevant committees to promote sustainable practices, foster innovation, and encourage responsible use of fertilizers. These efforts aim to advance environmental stewardship, enhance agricultural efficiency, and support the global transition toward more sustainable food production systems. IFA and its members work closely together to address the industry's most pressing challenges, advocating for the development of sound policies and practices that promote sustainable agriculture on a global scale. This includes supporting regulatory changes and initiatives that impact fertilizer use, environmental standards, and agricultural productivity. IFA also collaborates with global organizations, legislators, regulators, and policymakers to ensure that the industry is aligned with evolving environmental and agricultural regulations. This collaborative approach fosters a unified voice for the fertilizer industry, helping to shape the future of global food security and environmental sustainability.

Within the Growing Solutions business unit, ICL maintains active memberships in the industry organizations Fertilizers Europe and EBIC (European Biostimulant Industry Council). Through these memberships, the Company ensures advocacy and representation within the European Union for the majority of its products.

ICL is also a member of the European Chemical Industry Council (CEFIC) and the American Chemistry Council (ACC), participating in various task forces, such as those focused on biocides, PFAS, and flame retardants (FR), to ensure ongoing compliance with Responsible Care and sustainability programs.
ICL Group Limited 145

As an active member of the International Association for Soaps (hereinafter - A.I.S.E.), Detergents and Maintenance Products, we were closely involved in the ongoing revision of Detergents Regulation, monitoring developments, and supporting A.I.S.E.'s position against new phosphorus (P) limits for industrial/institutional and consumer products.

The European Commission’s Impact Assessment concluded that such limits were unnecessary, citing the sector’s minor contribution to phosphorus releases into aquatic environments and noting that further P reductions could negatively affect product performance and sustainability. In 2025, both the Commission and the Council opposed the European Parliament on the phosphorus issue. As a result of their agreement, no new phosphorus limits will be introduced in the revised Detergents Regulation, as no impact assessment was conducted on the values proposed by the Parliament.

Two years after the Regulation enters into force, the European Commission will assess the feasibility of further reducing existing phosphorus limits for consumer automatic dishwasher detergents and consumer laundry detergents, as well as establishing limits for consumer hard surface cleaners, consumer hand dishwashing detergents, and industrial and institutional laundry and dishwasher detergents. This assessment will consider environmental impacts, the availability of suitable low- or no-phosphorus alternatives, and the socio-economic consequences of substitution. ICL will closely monitor these developments to evaluate their potential impact on the Company.

In Brazil, ICL is a member of several associations that engage with the government to represent and protect the interests of the fertilizer, inoculant, biological product, and animal and human food industries. These associations serve as a government interface, providing members with important updates, such as developments in the Bioinputs law, and advocating on their behalf before regulatory authorities.

•
ABISOLOS: Brazilian Association of Plant Nutrition Technology Industries. The association focuses on defending the interests of foliar and specialty fertilizers industries. It recently expanded its scope to also operate with adjuvants and biological inputs.

•
ANPII BIO: National association of inoculant producers and importers. It was created to work with the inoculants industry. It recently expanded its scope to the bioinputs segments, including Biocontrol.

•	ABIAM: Brazilian Association of Industry and Commerce of Food Ingredients and Additives. The association focused on defending the interests of the additives industry for use in human food.

In Israel, ICL is an active member of the Manufacturers Association, which serves as a key interface with government authorities. Through this partnership, ICL contributes to advancing national environmental protection efforts and alignment with leading international standards. At the same time, the Company rigorously reviews proposed guidelines, legislation, and regulatory developments to ensure their practical applicability and effective implementation across the industry.
ICL Group Limited 146

Global Regulations

Microplastics

EU: In September 2023, the European Commission adopted measures restricting intentionally added microplastics under EU chemical legislation, including REACH and Regulation (EU) 2023/2055. These measures are expected to prevent the release of approximately half a million tonnes of microplastics into the environment. They prohibit the sale of microplastics as such, as well as products containing intentionally added microplastics that are released during use. Where duly justified, derogations and transition periods are provided to allow affected parties time to comply with the requirements.

Our main products subject to these requirements are fertilizers and, to a lesser extent, other products such as flame retardants. ICL is closely monitoring the evolving requirements to ensure continued compliance. In parallel, the Company has initiated the development of alternatives, including fertilizers with biodegradable coatings.

On 17 October 2025, the first major deadline passed. From that date, suppliers are required to provide instructions for use and disposal, and reporting obligations begin for certain applications. Flame retardants fall under the derogation use but will only be subject to reporting and labeling if they meet the definition of synthetic polymer microparticle. The current products in ICL IP portfolio do not meet this definition and so are not impacted.

The first reporting deadline is May 31, 2026, covering 2025 data, and applies to manufacturers and industrial users of SPM used as plastic manufacturing feedstock (granules, flakes, and powders). The second reporting deadline is May 31, 2027, covering 2026 data, and applies to other manufacturers, industrial users, and suppliers of exempted or transitional-period products.

US: ICL closely monitors new microplastics activities in the US to ensure compliance with any upcoming requirements and obligations. Microplastics regulations in the US are currently limited at the federal level but are rapidly evolving at the state level, with significant legislative and regulatory activity in states such as California, Illinois, and Michigan in 2025. There are currently no established federal numeric regulatory criteria for microplastics in the environment or drinking water. The EPA is reviewing a petition to add microplastics to its Unregulated Contaminant Monitoring Rule (UCMR 6), which would trigger mandatory monitoring in public water systems by 2027 and potentially lead to regulations in the future. In July 2025, the bipartisan Microplastics Safety Act was introduced, which would require the FDA to study the human health impacts of microplastics in food and water and report its findings to Congress.
ICL Group Limited 147

PFAS

Europe

The PFAS group comprises over 10,000 active substances, making it one of the most complex chemical families currently under regulatory scrutiny. These substances are widely used across various industries due to their unique properties, such as resistance to heat, water, and oil. However, their persistence in the environment and potential health impacts have raised significant concerns, prompting increased regulatory attention globally.

Five European countries—Denmark, Germany, the Netherlands, Norway, and Sweden—submitted a restriction dossier to the European Chemicals Agency (ECHA) in January 2023, targeting specific uses of PFAS under REACH. Currently, the dossier is being reviewed by ECHA’s scientific committees: the Risk Assessment Committee (RAC) and the Socio-Economic Analysis Committee (SEAC). Following final evaluations, it will be prepared for submission to the European Commission—marking a critical regulatory milestone.

In an update published on August 27, 2025, ECHA confirmed that RAC and SEAC aim to complete their scientific evaluations by the end of 2026.

Under the proposed Restriction Option 2 (RO2), bans would be implemented with time-bound transition periods and sector-specific derogations. A full ban with limited exemptions would take effect approximately 18 months after entry into force, while sector-specific transition periods could last either around 6.5 years or up to approximately 13.5 years. These staggered timelines are designed to provide industry time to phase out PFAS in critical applications while encouraging the development and adoption of safer alternatives.

ICL is actively working to replace any potential PFAS uses and has already reduced their application to a minimal extent.

The US

The status of PFAS regulations in the US reflects a dynamic mix of significant federal rules issued in 2024 and 2025, ongoing litigation, and proposed modifications under the current administration, alongside a patchwork of state-level actions. A final ruling under the Toxic Substances Control Act (TSCA) will require all manufacturers, including importers, of PFAS and PFAS-containing articles produced in any year since 2011 to report information to the EPA on PFAS uses, production volumes, disposal, exposures, and hazards. Reporting is due by October 13, 2026. Our efforts to comply will be coordinated with EU requirements to align and streamline compliance. The EPA plans to propose revisions to the 2023 reporting rule, likely providing exemptions for certain uses and small manufacturers. The FDA completed a voluntary industry phaseout of PFAS in food packaging in February 2024. The EPA has also added additional PFAS to the Toxics Release Inventory (TRI) and is developing new testing methods and guidance for disposal and wastewater discharge permits. At the state level, regulatory activity remains high, with many states implementing stricter or broader requirements than the federal government, resulting in a complex patchwork of regulations. Numerous state-level policies came into effect in 2025. The overall landscape reflects rapid regulatory evolution, ongoing legal challenges, and a clear trend toward stricter controls at both federal and state levels, despite continuing debates over compliance deadlines and potential liabilities.
ICL Group Limited 148

Packaging

PPWR in Europe

The Packaging and Packaging Waste Regulation (PPWR) is a regulation of the European Union aimed at reducing packaging waste, promoting sustainability and fostering a circular economy.

The PPWR - Regulation (EU) 2025/40 - entered into force on February 11, 2025, and will apply from August 12, 2026. This regulation replaces the previous Packaging Directive (94/62/EC) and introduces stricter sustainability targets and requirements for all businesses involved in packaging within the EU. The key objectives of the regulation are reducing packaging waste; boosting recycling; and harmonizing regulations. All packaging must comply with Design-for-Recycling requirements, targeting a minimum recyclability rate of 70% by 2030. The regulation also sets goals to increase the use of post-consumer recycled content in plastic packaging by 2030 and 2042. Discussions with various stakeholders have already begun to ensure compliance with these requirements.

Reverse Logistics for Plastic Packaging in Brazil:

Federal Decree No. 12,688, dated October 21, 2025, regulates the reverse logistics system for plastic packaging in Brazil. The decree details the implementation of the National Solid Waste Policy (PNRS), established by Law No. 12,305/2010, specifically for plastic packaging, and establishes a mandatory reverse logistics system.

Manufacturers, importers, distributors, and retailers are assigned specific responsibilities under the regulation, with progressive recovery and recycling targets extending through 2040. For large enterprises, these targets will begin to apply in 2026.

ICL Status: The Environmental team, supported by Legal and HERA, assessed the applicability of Federal Decree No. 12,688/2025 with guidance from external legal counsel. The current understanding is that the decree does not apply to fertilizers or industrial food additives, as it is limited to plastic packaging waste generated in the urban environment. A technical note from the Ministry of the Environment is expected to formally clarify this point, and the Brazil team is actively monitoring this development.
ICL Group Limited 149

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

Several ICL substances are ongoing evaluation under REACH, including specific products from our Industrial Products segment. Some substances have been designated as a ‘Substance of Very High Concern’ (SVHC), which may lead to certain regulatory restrictions.

ICL is preparing for this outcome by introducing new, alternative products retardants for those market segments where they are required. In addition, we and our industry partners are actively involved in the regulatory process to ensure that decisions are made on valid grounds and to determine where safe use can be proven to safeguard the market where no risk to people or the environment is expected. For further information, see “Item 3 - Key Information— D. Risk Factors".

•
The European Commission’s Ecodesign E-Display regulation, which has been in force since March 2021, bans the use of halogenated flame in electronic display enclosures. We are closely monitoring future developments and proactively engaged in innovative chemical design, informative chemical selection tools and end of life solutions to respond to these challenges.

•
Borate salts and boric acid – Some of our products changed their classification (SDS, labeling) due to the reproductive classification of the concentration limit. The industry has already expressed a requirement to re-formulate to exclude these salts and ICL is working on respective solutions and replacements.

Non-EU

As the EU regulation on chemical registration and evaluation is considered world-leading, which has led other countries such as South Korea (K-REACH), Ukraine or Turkey (KKDIK) to introduce similar systems. These REACH-like systems are based on the EU regulation but have also introduced some additional requirements.

With regards to KKDIK, the tiered registration deadlines depend on substance quantity and classification, ranging from 2026 to 2030. The pre-registration for all potential registrants for substances >1 t/a ended on October 31, 2025. The substances affected by ICL were submitted for pre-registration on time.

For K-REACH, substances must be registered based on annual quantity thresholds with phased deadlines from 2021 to 2030.

Regarding Ukraine-REACH Registration, deadlines vary by substance volume, ranging from October 2026 to March 2030. The pre-registration phase for Ukraine REACH runs from January 26, 2025, to January 26, 2026.
ICL Group Limited 150

Brazil: National Inventory of Chemical Substances

Law No. 15.022/2024 establishes Brazil’s new regulatory framework for assessing and managing risks associated with chemical substances, creating the National Inventory of Chemical Substances and setting new obligations for manufacturers and importers.

Radioactive substances, substances under development, and products already regulated by specific legislation, such as food, food additives, sanitizing products, cosmetics, pharmaceuticals, fertilizers, pesticides, among others, fall outside the scope of the law. All other substances, including raw materials used to manufacture products that are themselves outside the scope, become subject to the inventory unless future regulations establish exemptions.

Substances produced or imported at ≥1 metric ton per year must be registered within three years of system launch. Companies must provide requested data, update information, and comply with risk-management measures. Two committees will evaluate risks and may impose concentration limits, authorization requirements, or restrictions/prohibitions. Animal testing is allowed only as a last resort. A registration, assessment, and inspection fee will apply, with amounts and deadlines defined by regulation. Noncompliance may result in fines (up to 40,000 minimum wages), product seizure or destruction, suspension of activities, or cancellation of registrations.

The implementing decree is awaiting publication, with the system expected to launch in 2027 and a deadline of 2030 for companies to complete their registrations.

Although the law does not directly apply to fertilizers or food additives, it may apply to raw materials used in ICL manufacturing operations, unless future regulations establish exemptions.

The HERA Brazil team is monitoring the publication of the implementing decree, which will define the operational rules and confirm the scope and obligations. In parallel, initial awareness and training sessions are being conducted with the R&D and Procurement teams to prepare for potential requirements and align expectations with raw material suppliers.

At this stage, no immediate material impact is identified, pending clarification from the implementing decree.
ICL Group Limited 151

Flame Retardants

In March 2023, ECHA released a Regulatory Strategy for Flame Retardants, focusing on halogenated and organophosphorus variants, constituting 70% of the organic flame-retardant market. The strategy prioritizes brominated flame retardants, particularly aromatic ones, for restriction, following the Restrictions Roadmap. Future assessments will address non-halogen and organophosphorus flame retardants. Aromatic brominated variants raise concerns due to suspected PBT/vPvB properties, warranting minimized release. Aliphatic brominated and organophosphorus flame retardants exhibit diverse human and environmental hazards, with ongoing data generation to verify potential risks. Potential restriction proposals await conclusive data from ongoing studies. The following assessments of regulatory requirements affecting flame retardants have been published by ECHA:

•
The flame retardant tetrabromobisphenol A (TBBPA or TBBA) has completed the REACH review process. As a result, TBBPA has been classified as a Category 1B carcinogen, designated as a Substance of Very High Concern (SVHC), and included in Annex XVII of REACH, listing substances subject to restrictions. However, the “reactive” use of TBBPA in printed circuit boards (PCBs) is not within the scope of the restriction, and TBBPA for those uses may still be placed on the market.

•
Fyrol PCF (TCPP): Denmark has submitted a proposal to ECHA to classify TCPP as a substance with carcinogenic, reproductive toxicity, and endocrine-disrupting effects at the highest category. TCPP is expected to be designated as a Substance of Very High Concern (SVHC). If listed, new restrictions would apply to consumer applications. However, for key uses such as insulation and flexible foam for furniture, industry consortia have calculated substantial safety margins for TCPP exposures to prepare for the SVHC listing and potential subsequent restriction discussions.

•
Triphenyl Phosphate (TPhP): Triphenyl Phosphate (TPhP) was added to the SVHC list on November 7, 2024, due to endocrine-disrupting properties in the environment. This is expected to be classified according to the CLP regulations, either authorizing or restricting the substance. Many PFRs and PISs contain TPhP as a by-product formed during production. While some products with high TPhP levels may face restrictions, we have solutions for certain PFRs and PISs and are actively working on solutions for others. The US EPA is expected to conclude its risk evaluation for TPP in 2026, but it remains unclear whether any use restrictions will be imposed. In Canada, the risk assessment dossier for TPP has been reopened as a follow-up to EU regulatory developments. Currently, Canada imposes no restrictions on TPP uses.

•
Decabromodiphenyl Ethane (DBDPE) is scheduled for evaluation under expected EU restrictions, with the process anticipated to be finalized by December 2026. Articles in scope include electrical and electronic equipment, construction and building materials, and textile articles, with restrictions planned for implementation in 2030, followed by an 18-month transition period. In Canada, regulation of DBDPE will begin on July 30, 2026, restricting its importation and manufacturing. Exemptions for other manufactured products (“Manufactured Items”) containing DBDPE end on December 31, 2040, and exemptions for replacement parts for land-based motor vehicles end on December 31, 2055. In Australia, DBDPE was added to Schedule 6 (Relevant Industrial Chemicals Likely to Cause Serious or Irreversible Harm to the Environment) in June 2025, with regulations taking effect January 1, 2027. A ban on products containing DBDPE is scheduled for 2037, and the exemption for replacement parts ends in 2052.

ICL Group Limited 152

We are actively engaging with ECHA and the European Commission through an advocacy approach to understand their information requirements and provide input for science-based decision-making on potential restrictions, with the goal of avoiding or minimizing impacts on both ICL and the broader industry. In parallel, our R&D departments are identifying potential alternative products.

As all chemicals used in flame retardants are under high pressure, ICL is investigating and investing in several replacement chemicals and products such as VeriQuel R100 and VeriQuel F100 which can serve as alternatives to TCPP and TDCP.

EU Chemicals Strategy for Sustainability

In addition to REACH and the various chemical-specific limitations described above, the European Commission has introduced a Chemicals Strategy for Sustainability (CSS).

The CSS, launched in October 2020, introduced a new long-term strategy for chemical-related policy aligned with the objectives of the EU Green Deal. The strategy includes approximately 80 action points, which could have a significant impact on existing or future legislative frameworks, such as CLP (Classification, Labelling and Packaging Regulation) and REACH.

Main changes introduced by the revision of the CLP:

•
Modification of the harmonized classification and labelling process (legally binding classifications) to prioritize new hazard classes, carry out classifications for groups of substances, increase the number of dossiers and automatically recognize the classification of substances determined in other regulatory frameworks such as REACH.

•
CLP new classifications: Endocrine Disruptors (ED for human health or for the environment), Persistent, Bioaccumulative and Toxic (PBT) & Persistent, Mobile & Toxic (PMT) that will be used to classify chemicals and introduced in SDSs and on labels.

•
New classification criteria for substances with more than one constituent, for which the classification criteria of mixtures for certain hazards will be applied, based on the information of their constituents.

•	Inclusion of new rules in relation to notifications to the public inventory of classification and labelling.

•	Widespread use of drop-down labels.

•	Specifying formatting requirements for labels with respect to text font size, line spacing, and background color.

•	Regulation of the use of digital labelling, although not as an alternative to physical labelling.

•	Expansion of the information to be included in online advertising and sales.

•	Determination of deadlines for updating labels due to modifications in classification or other information.

•	Clarification of the responsibility of distributors in the notification of toxicological data sheets to poison centers.

ICL participates in CEFIC Task Forces to collaboratively address the issues in the CSS. In addition, we play a leading role as an active member of BSEF and PINFA, engaging in discussions with EU authorities, Member States and regulators. Our aim is to prevent flawed regulations that could undermine our strategic goals within the flame-retardant industry.
ICL Group Limited 153

The EU’s new omnibus regulations aim to streamline chemical industry rules by simplifying labeling requirements, harmonizing procedures, and reducing administrative burdens. These changes are expected to lower costs and improve regulatory clarity for companies operating across Europe. ICL supports these reforms, which are expected to promote innovation and enhance competitiveness within the sector.

European Fertilizer Product Regulation (hereinafter – FPR)

FPR covers a broad scope of materials, including all types of fertilizers, liming materials, biostimulants, growing media, soil improvers, inhibitors and other blends of these materials. The new regulation requires fertilizer producers to monitor new contaminating elements in fertilizer products. In addition, pursuant to FPR, fertilizer producers will have to demonstrate the ability to track their products to ensure their quality in the production and supply chain. Fertilizer product labeling will need to be updated, and conformity assessment methodologies revised. The FPR introduces new tolerance levels for fertilizer contaminants, with particular focus on cadmium in phosphate-containing fertilizers. Additionally, the FPR sets stringent biodegradation requirements for polymer coatings on controlled-release fertilizers, which ICL must meet by July 2026 to continue selling these products. We are actively taking steps to comply with these regulations across all relevant products.

The topic of biodegradable criteria is high on the agenda. Our first biodegradable coating is already on the market (eqo.S/eqo.X). ICL is working on additional specific coating materials to cover the biodegradability and the polymeric, as well as the microplastic impact.

The delegated act ((EU) 2024/2770) on biodegradability test criteria was published on 28 October 2024. It establishes official testing criteria for all CMC9 polymers (polymers other than nutrient polymers) that either enhance water retention/wettability or control water penetration into nutrient particles to release nutrients. In response, ICL has initiated the development of additional biodegradable coatings, expanding its portfolio. Currently, the evaluation of the FPR, five years after its publication, is ongoing, and ICL has provided feedback through all available channels.

The US

The 2016 reformed Toxic Substances Control Act (TSCA) addresses the production, importation, use, and disposal of specific chemicals in the US. TSCA is administered by the US Environmental Protection Agency (EPA), which regulates the introduction of new and existing chemicals. TBBA is under US EPA TSCA evaluation and EPA will conclude its review mid to late 2026. All the data requirements have been completed by the TBBA industry consortium and accepted by the agency.

Major TSCA activities for 2025–2026 focus on a shift in regulatory priorities under the current administration, emphasizing streamlined reviews of new chemicals, re-evaluation of risk assessment frameworks, and renewal of critical fee authorities.

Congress must act by September 2026 to reauthorize the EPA’s authority to collect fees, a deadline that is driving broader discussions on potential amendments to the 2016 Lautenberg Act. In March 2025, the Environmental Protection Agency (EPA) announced plans to reconsider the entire Risk Evaluation Procedural Framework, potentially reverting to 2017 policies that emphasize occupational safety assumptions, such as PPE use. Beginning in late 2025, the EPA also expanded its import investigative capacity, focusing on illegal chemical smuggling operations, particularly involving imports from China.
ICL Group Limited 154

As part of its TSCA review EPA implemented a significant new use rule, SNUR, for TBBA. The process requires new uses to be reported to the agency for approval. None of ICL IP’s prominent uses for TBBA are impacted by this rule and will be fully considered under the current TSCA evaluation.

We are also engaged in additional activities, including the following:

•
The FDA and Congress are pursuing reforms to the “self-affirmed GRAS” loophole, which currently allows companies to determine an ingredient’s safety without formal FDA review or notification. As part of its October 2025 guidance agenda, the FDA proposed a rule requiring the submission of all GRAS notices. In parallel, legislation such as the “Better Food Disclosure Act of 2025” has been introduced to strengthen oversight and mandate public listing of all GRAS substances.

•
Like the EU, the US is implementing an Endocrine Disruptor Screening Program (EDSP) with near-term strategies for rollout. Drawing on ICL’s experience in the EU, preparation of appropriate data will be ensured. In 2025, the EPA finalized a settlement related to its EDSP, which includes a new tracking website for high-priority conventional pesticides and commitments to assess their potential effects on human health. Additional developments include the EPA’s new TSCA chemical reporting rule, effective January 13, 2025, requiring reporting of byproducts and impurities to inform risk evaluations. The EPA is also integrating new scientific methods into the EDSP to screen chemicals more efficiently.

•
In 2025, key changes to California Proposition 65 regulations include updated short-form warnings that must now name at least one specific chemical, new options for signal words, and specific requirements for warnings on motor vehicle and marine vessel parts. Businesses must identify chemicals in their products to ensure compliance with a three-year transition period for products manufactured before January 1, 2028.

•	Furthermore, we expect numerous anticipated rulemakings for PBTs and NANO materials, which we will incorporate into our respective strategies.

ICL Group Limited 155

Canada

Health Canada initially proposed delisting sodium aluminum phosphate (SALP); however, through collaboration with key customers, including General Mills, AB Mauri, and the IFAC trade association, comments were submitted on the use and safety of SALP. As a result, Health Canada ultimately retained SALP on the listing.

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

China

In 2021, a new industry standard for polysulphate (as a fertilizer) was published in China. ICL has assessed the options to meet these new requirements and the effect of the new standard on the supply of polysulphate to the Chinese market.

In December 2025, we submitted an official letter to the Ministry of Agriculture (MOA) presenting scientific, data-based arguments, supported by publications from China, the UK, and the US, to substantiate our position that polysulphate functions effectively as a soil conditioner.

We also collaborated with the research institute that conducted the 2022–2024 field trial to refine the data and further strengthen the report. On December 18, 2025, we resubmitted our application to the MOA with the additional supporting materials. Subsequently, on January 18 and February 3, 2026, the MOA requested further clarifications and the original handwritten field trial notes. We are targeting review of our resubmission at the next Expert Panel meeting, currently expected in April 2026.

Israel

Following Israel’s accession to the OECD in 2010, the Ministry of Environmental Protection (MoEP) published, in October 2020, a draft Industrial Chemicals Registration Law (Bill Memorandum) aimed at establishing a national registry of industrial chemicals and formalizing processes for chemical risk assessment and management in Israel. The Company, together with the Israel Manufacturers Association, has provided input on the proposed legislation to help ensure workable and effective regulatory implementation.

The proposed law would apply to the manufacture, import, or marketing of products in quantities exceeding 10 tonnes and is expected to entail additional costs and complex administrative requirements for ICL and other manufacturers and importers in Israel.

In March 2025, the Israeli Government approved a resolution incorporating a revised timeline and inter-ministerial agreements regarding the Bill Memorandum, under which the MoEP is required to submit the draft to the Ministerial Committee for Legislation within six months. To the Company’s knowledge, the Bill Memorandum remains under review by the MoEP.
ICL Group Limited 156

Brazil

Bioinputs Law

On December 24, 2024, Law No. 15,070/2024 was enacted, establishing the regulatory framework for bioinputs in Brazil. Bioinputs are defined as products of plant, animal, or microbial origin, including those obtained through biotechnological processes or that are structurally and functionally equivalent to natural products—used in agriculture, livestock, aquaculture, and forestry across conventional, organic, and agroecological systems.

Products previously regulated under separate legislation, such as inoculants, biofertilizers, biostimulants, and biopesticides, will now fall under this new law. Its effective implementation will depend on additional regulations, and ongoing collaboration among regulatory agencies, industry, and growers will be essential to shaping the changes and assessing their impacts.

The law also regulates on-farm production, allowing growers to manufacture bioinputs for their own use. A working group of government representatives, industry associations, and grower organizations has been established to support development of the implementing decree. A draft of this decree is expected later this year, with final publication anticipated in the first quarter of 2026.

Food additives

ANVISA (the Brazilian Health Regulatory Agency) has opened Public Consultations to revise Brazil’s regulations on food and food additive labeling. These initiatives are part of the 2024–2025 Regulatory Agenda and aim to improve both the general labeling requirements and the specific rules for nutritional labeling. Contributions must be submitted by March 9, 2026, with the new regulations expected to be published in the first half of 2026. These changes will require updates to all food product labels in Brazil, as well as related technical documents such as product specifications.

ICL is leading the regulatory discussion group at ABIAM to coordinate and submit the industry’s contributions to ANVISA’s public consultation.

After the consultation period closes, ICL will await publication of the final regulations to confirm the definitive requirements. Once published, all product labels for new productions, as well as related technical documentation, including product specifications, will need to be reviewed and updated in accordance with the new rules. In parallel, the HERA team is conducting internal discussion forums with R&D, Commercial, and Quality teams to present ANVISA’s initial proposal and anticipate potential impacts.

Our food grade products are produced in facilities certified for food production. Consequently, all our food plants implement quality and food safety systems that are regularly monitored through internal and external audits. For further information, see “Item 3 - Key Information— D. Risk Factors".
ICL Group Limited 157

Business Licenses and other permits

In the ordinary course of our business activities, we hold business licenses and permits, and receive governmental approvals that are related to environmental, health and safety, issued by various regulatory agencies to operate our facilities. We may be required to obtain or renew such licenses, permits, and governmental approvals in the future to continue our current or future operations throughout the world. We strive to comply with the terms and conditions set forth in our business licenses and permits, as applicable, and in the event of any non-compliance, we act to alter our activities in full coordination with the relevant agencies.

In January 2024, ICL Terneuzen (IPT) was granted an environmental permit requiring studies and improvements to its overall environmental performance. The permit includes several environmental requirements, such as air emissions control and wastewater treatment, which will require investments in the coming years. As part of the permit, IPT initiates adaptive actions when updates occur in the continuously evolving Substances of Very High Concern (SVHC) list. The authorities approved IPT’s three-year SEVESO compliance plan, which includes two major fire safety projects initially expected to be completed by the end of 2025; these timelines have been adjusted to 2026 for external fire safety and 2027 for internal fire safety. For further information, see “Item 3 - Key Information— D. Risk Factors.”

Water Wells Production Permits

ICL Dead Sea - Water supply to DSW is accomplished via approximately 35 drills, most of which are located within the concession area. The drills require a drilling license issued by the Water Authority.

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

In 2017, the Israeli Water Law was amended, according to which saline water of the kind produced for Dead Sea plants by the Company's own water drilling is charged with water fees. In September 2022, the Company was presented with two petitions filed with the Supreme Court of Israel against the Water Authority, Israel’s Attorney General, the Ministry of Justice, Mekorot Water Company Ltd. and the Company. The petitions requested that the Court rule that the Company should be obliged to pay water fees for saline water extracted from wells within the concession area, in addition to existing royalty payments, retroactively from the date of the amendment to the Water Law enacted in 2018. On December 3, 2025, the Supreme Court rendered its ruling, in which it determined that the petitions are to be accepted. For further information, see Note 18 to our Audited Financial Statements.

ICL Iberia - ICL Iberia's past activities have resulted in the salinization of some water wells in the Suria and Sallent sites. A remediation plan has been presented to the authorities and actions have begun to be implemented with satisfactory results. For further information, see note 17 to our Audited Financial Statements.
ICL Group Limited 158

C. ORGANIZATIONAL STRUCTURE

A list of our main subsidiaries, including name and country of incorporation or residence, is provided as an exhibit to our Form 20-F filed with the US Securities Exchange Commission, which can be found at www.sec.gov.

Legal Holding

ICL
ICL Finance B.V (Netherlands)
Rotem Amfert Negev Ltd.
Twincap Försäkrings A.B (Sweden)
ICL Finance Inc. (USA)
Dead Sea Works Ltd.
Dead Sea Bromine Company Ltd.
Mifalei Tovala Ltd.
ICL Israel Ltd.
Ashli Chemicals B.V (Israel)
Bromine Compounds Ltd.
Dead Sea Magnesium Ltd.
YPH (China) (50%)
ICL Investment (China)
Cleveland Potash Ltd. (UK)
TAMI
ICL Japan Ltd.
Fertilizers & Chemicals Ltd.
ICL Europe Cooperatief U.A (Netherlands)
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
ICL Fertilizers Deutschland GmbH
ICL Asia Ltd. (Hong-Kong)
ICL Swiss (Switzerlands)
ICL Aditivos E Ingredientes Ltda. (Brazil)
Iberpotash (Spain)
Fuentes (Spain)
BKGiulini GmbH (Germany)
Custom Ag Formulators, LLC (USA)
Custom Ag Formulators TX, Inc. (USA)
Growers Tech Inc. (USA)
ICL Group Americas Inc. (USA)
Everris NA, Inc. (USA)
ICL-IP America Inc. (USA)
Growers Holdings Inc. (USA)
ICLSpecialty Products (USA)
ICL Americas LLC (USA)
Potash
Phosphate Solutions
Industrial Products
Growing Solutions
Finance and Services
Others

ICL Group Limited 159

D. PROPERTY, PLANT AND EQUIPMENT

The Company operates production facilities at its worldwide locations, including the following:

•
Israel: under the Israeli Dead Sea Concession Law, 1961, as amended in 1986 (the “Concession Law”), we have lease rights until March 31, 2030, for salt and carnallite ponds, pumping facilities and productions plants at Sodom. We have other production facilities in Israel, situated on land with a long-term lease, including the Oron and Zin plants at Mishor Rotem of the Phosphate Solutions segment (the Zin and Oron plant lease agreements expired in 2024 and 2017, respectively. The Zin lease is currently under renewal process with the Israel Land Authority, while the Oron lease has been approved for renewal until 2044 and is in a process of formalizing a new lease agreement), production facilities at Neot Hovav of Industrial Products segment (leased until 2027-2073), as well as production, storage and transportation facilities together with chemicals and research laboratories at Kiryat Ata that belong to the Growing Solutions segment (leased until 2046-2049). We also use warehouses, loading and unloading sites at Ashdod and Eilat ports (leased until 2030).

•	Europe:

Germany: Production plants of the Phosphate Solutions segment are located at Ladenburg. The production plants of the Growing Solutions segment are located at Ludwigshafen. The production plants of the Industrial Products segment are located at Bitterfeld. All the plants, except Ludwishafen, are owned by the Company.

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

UK: Rights to polyhalite and salt mines are held under concession agreements described below. Polyhalite and salt production plants and warehouses of the Growing Solution segment in Cleveland are owned by the Company. The warehouses and bulk loading and unloading facilities at the port are leased until 2034. The company owns three peat moors of the Growing Solutions segment and a plant for producing growing media in Scotland. The Growing Solutions segment also owns a plant in Daventry for producing water conservation and liquid plant nutrition products along with a fertilizer blending site in Rugby.

Belgium: The Growing Solutions segment owns a production facility in Grobbendonk for producing water soluble fertilizers.
ICL Group Limited 160

•	North and South America:

The US: Production plants of the Industrial Products segment in West Virginia are mainly owned by the Company. The production plants of the Phosphate Solutions segment in Lawrence, Kansas and St. Louis, Missouri are owned by the Company. The production plants of the Growing Solutions segment in South Carolina are operated under leases ending in 2026. The production plant in Fresno, California is owned by the Company and the production plant in Adel, Georgia is under a lease which expires in 2031. These plants support the North America production of dry and liquid Specialty Fertilizer and Adjuvants.

Brazil: Production plants of the Phosphate Solutions segment at Sao Jose dos Campos and Cajati are owned by the Company.

Production plants of the Growing Solutions segment at Suzano I and Suzano II (liquid fertilizers, water-soluble fertilizers, animal nutrition, micronutrients fertilizers), at Uberlandia (improved efficiency phosphorus fertilizers), at Jacarei I (secondary nutrients fertilizers), at Maua (micronutrients fertilizers), at Cruz Alta (liquid fertilizers) and at Cidade Ocidental (liquid fertilizers) are owned by the Company. The production plant at Jacarei II (controlled-release fertilizers) is leased by the Company. The production plant at Cascavel (Biostimulants) is owned by the Company.

•	Asia:

China – Phosphate rock mining rights at the Haikou Mine are derived from mining licenses that are described below. YPH's plants are owned by the Company, some of them located on land that is owned by the Company, while others are situated on leased land. The new plant in Zhangjiagang which is leased by the company, manufactures products for the Food industry according to the geographical expansion strategy.

•	Australia: ICL’s leased facility in Heatherton, Australia, is a manufacturing site dedicated to blending food phosphate products.

ICL Group Limited 161

Principal Properties

The following table sets forth certain additional information regarding ICL’s principal properties as of December 31, 2025:

Property Type	Location	Size (square feet)	Products	Owned/Leased

Plant	Mishor Rotem, Israel	27,094,510	Phosphate Solutions products	Owned on leased land
Plant	Mishor Rotem, Israel	10,763,910	Industrial Products products	Owned on leased land
Plant	Mishor Rotem, Israel	430,355	Phosphate Solutions products	Owned on leased land
Plant	Neot Hovav, Israel	9,601,591	Industrial Products products	Owned on leased land
Plant	Zin, Israel	8,484,123	Phosphate Solutions products	Owned on leased land (on a lease extension process)
Plant	Kiryat Ata, Israel	6,888,903	Growing Solutions products	Leased
Plant	Oron, Israel	4,413,348 (not including phosphate reserve)	Phosphate Solutions products	Owned on leased land (on a lease extension process)
Evaportation ponds	Sodom, Israel	1,603,823	Salt and carnallite ponds for the Potash segment	Lease rights
Plant	Sodom, Israel	13,099,679	Potash products (not including ponds and Magnesium plant)	Owned on leased land
Plant	Sodom, Israel	4,088,800	Magnesium products (Potash segment)	Owned on leased land
Plant	Sodom, Israel	2,326,060	Industrial Products products	Owned on leased land
Conveyor belt	Sodom, Israel	1,970,333	Transportation facility for Potash	Owned on leased land
Pumping stations	Sodom, Israel	1,180,496	Pumping station for the Potash segment	Owned on leased land
Plant	Sodom, Israel	667,362	Industrial Products products	Owned on leased land
Feeding canal	Sodom, Israel	5,974,980	Part of the pumping system for the Potash segment	Owned on leased land
Power plant	Sodom, Israel	645,856	Power and steam production for the Potash segment	Owned on leased land
Warehouse and loading facility	Ashdod, Israel	664,133	Warehouse for Potash and Phosphate Solutions products	Owned on leased land
Headquarters	Beer Sheva, Israel	193,750	Company headquarters	Leased
Warehouse and loading facility	Eilat, Israel	152,557	Warehouse for Potash and Phosphate Solutions' products	Owned on leased land
ICL Group Limited 162

Headquarters	Tel Aviv, Israel	22,604	Company headquarters	Leased
Plant	Catalonia, Spain	48,491,416	Mines, manufacturing facilities and warehouses for Potash segment	Owned
Port/warehouse	Catalonia, Spain	866,407	Potash and salt products	Owned on leased land
Plant	Totana, Spain	2,210,261	Growing Solutions products	Owned
Plant	Cartagena, Spain	209,853	Growing Solutions products	Owned
Warehouse and loading facility	Cartagena, Spain	184,342	Storage for Growing Solutions products	Leased
Plant	Grobbendonk, Belgium	128,693	Growing Solutions products	Owned
Plant	Calais, France	546,290	Industrial Products' products	Owned
Plant	Terneuzen, the Netherlands	1,206,527	Industrial Products' products	Owned
Plant	Heerlen, the Netherlands	481,802	Growing Solutions products	Owned and leased
Plant	Amsterdam, the Netherlands	349,827	Growing Solutions products and logistics center	Owned on leased land
Headquarters	Amsterdam, the Netherlands	59,055	Company headquarters in Europe	Leased
Plant	Ludwigshafen, Germany	2,534,319	Growing solutions products	Leased
Plant	Ladenburg, Germany	1,569,764	Phosphate Solutions products	Owned
Plant	Bitterfeld, Germany	514,031	Industrial Products' products	Owned
Plant	Shandong, China	692,045	Industrial Products products	Owned on leased land
Headquarters	Shanghai, China	7,830	Company headquarters	Leased
Plant	Kunming, Yunnan, China	1,161,593	Phosphate Solutions products	Owned land
Plant	Kunming, Yunnan, China	9,607,270	Phosphate Solutions products	Leased land
Pumping station	Kunming, Yunnan, China	36,931	A pumping station for Phosphate Solutions	Owned land
Plant	Zhangjiagang, Jiangsu Province, China	50,342	Phosphate Solutions products	Leased
Peat Moor	Nutberry and Douglas Water, United Kingdom	17,760,451	Peat mine (Growing Solutions segment)	Owned
Plant	Cleveland, United Kingdom	13,239,609	Polysulphate products (Growing Solutions segment)	Owned
Warehouse and loading facility	Cleveland, United Kingdom	2,357,296	Polysulphate products (Growing Solutions segment)	Owned on leased land
ICL Group Limited 163

Peat Moor	Creca, United Kingdom	4,305,564	Peat mine (Growing Solutions segment)	Owned
Plant	Nutberry, United Kingdom	322,917	Growing Solutions products	Owned
Plant	Daventry, United Kingdom	81,539	Growing Solutions products	Owned and leased
Plant & warehouse	Lawford Heath, Rugby	45,000	Growing Solutions products	Leased
Plant	Gallipolis Ferry, West Virginia, United States	1,742,400	Industrial Products' products	Owned
Plant	Lawrence, Kansas, United States	179,689	Phosphate Solutions products	Owned
Plant	Carondelet, Missouri, United States	190,095	Phosphate Solutions products	Owned
Plant	North Charleston, South Carolina, United States	100,000	Growing Solutions products	Leased
Plant	Fresno, California, United States	92,000	Growing Solutions products	Owned
Headquarters	St. Louis, Missouri, United States	35,217	US Company headquarters	Leased
Plant	Adel, Georgia, United States	45,000	Growing Solutions products	Leased
Plant	Cajati, Brazil	413,959	Phosphate Solutions products	Owned
Plant	Sao Jose dos Campos, Brazil	Phosphate plant: 137,573 Blending plant: 80,729	Phosphate Solutions products	Owned on leased land (free of charge)
Plant	Brazil Cidade Ocidental	8,275	Growing Solutions products	Owned
Plant	Brazil Cruz Alta	7,499	Growing Solutions products	Owned
Plant	Brazil Jacarei I	879,248	Growing Solutions products	Owned
Plant	Brazil Jacarei II	967,987	Growing Solutions products	Leased
Plant	Brazil Maua	968,751	Growing Solutions products	Owned
Plant	Brazil Suzano I	3,349,186	Growing Solutions products	Owned
Plant	Brazil Suzano II	637,001	Growing Solutions products	Owned
Plant	City of Cascavel, State of Parana - Brazil	2,111	Growing Solutions products	Owned
Plant	Brazil Uberlandia	263,716	Growing Solutions products	Owned
Plant	Heatherton, Australia	64,583	Phosphate Solutions products	Leased
ICL Group Limited 164

Mineral Extraction and Mining Operations

Information included in this section relates to the mineral extraction and mining operations of ICL for fiscal years 2025, 2024 and 2023. This information was prepared based on, and in some instances is an extract from, the technical report summaries filed for each of our properties, including: Boulby (UK), Cabanasses and Vilafruns (Spain), Rotem, Oron and Zin (Israel), Dead Sea Works (Israel), and Haikou (China) (each a “Technical Report Summary”)” with effective dates of December 31, 2024. Each report was prepared for us by qualified persons from Wardell Armstrong International Ltd (“Wardell” and/or WAI). Wardell approved and verified the scientific and technical information included in these reports and reproduced and approved the updated Mineral Reserves and Resources information in this Annual Report for Fiscal Years 2024 and 2023. In 2025, Wardell was incorporated into SLR Consulting Ltd (“SLR”). The scientific and technical information relating to the updated Mineral Reserves and Resources information in this Annual Report for Fiscal Year 2025 was therefore approved and verified by qualified persons from SLR. Portions of the following information are based on assumptions, qualifications and procedures that are not fully described herein. See “Cautionary Note to Investors Regarding Mineral and Resource Estimates.” Reference should be made to the full text of each Technical Report Summary, which are included as exhibits to the 2024 Annual Report.

Overview

ICL extracts minerals and conducts mining activities at Boulby (UK), Cabanasses (Spain), Rotem (Israel), Dead Sea Works (Israel), and Haikou (China).

Figure 1: Location of the ICL Operations

ICL Group Limited 165

ICL’s mining activities are dependent on concessions, authorizations and permits granted by the governments of the countries in which the mines are located.

•
Rotem Amfert Negev Limited (“ICL Rotem”) is a wholly owned subsidiary that operates three sites, Rotem, Oron and Zin. ICL Rotem has been mining phosphates in the Negev in Israel for more than sixty years. Mining is conducted in accordance with a phosphate mining concession that covers an area of 177.8 sqkm, and which is in effect until December 31, 2044. The concession was granted by Israel’s Ministry of Energy and Infrastructure, under the country’s Mines Ordinance, in conjunction with mining authorizations, which are subject to the Israel Lands Authority jurisdiction. The concession relates to quarries (phosphate rock), whereas the authorizations cover the use of land as active mining areas. The Rotem operation is in the production stage.

•
Dead Sea Works Ltd. (“ICL Dead Sea”) is a wholly owned subsidiary that operates the Dead Sea concession which covers 652 sqkm, and which is in effect until March 31, 2030. DSW has 37 evaporation ponds for production of potash, as well as other chemical products, located on the southwest shore of the Dead Sea’s southern basin in Israel. DSW is in the production stage.

•
ICL Iberia (“ICL Iberia”) is a wholly owned subsidiary and holds mining rights granted by the Spanish government for two underground potash mines, Cabanasses and Vilafruns, located in Catalonia in northeast Spain. ICL Iberia owns the land on which these surface facilities are located. The Cabanasses mine is operating and has been in production for more than fifty years, while Vilafruns was placed on care and maintenance status in June 2020 following its discontinuation. ICL Iberia holds 126 licenses for the extraction of rock salt and potash covering 693 sqkm. Some of these licenses are valid until 2037, while the remainder are effective through 2067. Cabanasses is in the production stage.

•
Cleveland Potash Limited (“ICL Boulby”) is a wholly owned subsidiary that operates an underground polyhalite mine, Boulby, located in the UK. ICL Boulby owns the freehold of approximately 2.41 sqkm of the mineral field, in addition to 24 onshore and 2 offshore mineral leases which cover a total area of 809.52 sqkm. Boulby is in the production stage.

•
Yunnan Phosphate Haikou (“YPH”) equally owned by ICL and Yunnan Yuntianhua Corporation Ltd. ("YYTH"), and controlled by ICL, owns and operates the Haikou Phosphate Mine and processing facilities in the Xishan district of China. YPH holds a phosphate mining license for the Haikou site covering 9.6 sqkm, which the Company operates and is valid until January 2043. Haikou is in the production stage.

For additional information on each of ICL’s mining activities, please refer to the individual property summaries included below.

In consideration of the concessions, ICL pays royalties and taxes to the governments of Israel, Spain, the UK and China. Below are the royalties' amounts paid with respect to 2025, 2024 and 2023:

	Israel	Out of Israel	Total
Year Ended December 31,	$ millions
2025	67	8	75
2024	82	9	91
2023	170	10	180

ICL Group Limited 166

The aggregated production data for the properties is summarized in Table 1.

Table 1: Production Data for the Properties

Production Data for ICL Boulby
2025	2024	2023
Polyhalite hoisted (kt)	751	719	1,028
Total Polyhalite Production (kt)	761	721	1,009

Potash Production at Súria Plant, ICL Iberia
2025	2024	2023
Ore hoisted from Cabanasses mine (kt)	3,449	3,247	2,795
Head Grade % KCl	26.0%	26.7%	24.3%
KCl Produced (kt)	805	802	601
Product Grade % KCl	95.0%	95.5%	95.5%

Total Mine Production of Raw Ore at ICL Rotem
2025	2024	2023
Tonnes mined (kt)	3,654	5,808	5,770
Grade (%P2O5 before / after beneficiation)	23% / 31%	23% / 31%	25% / 32%

Product Produced After Processing at ICL Rotem (kt)
2025	2024	2023
Phosphate Rock*	2,211	2,375	2,309
Green Phosphoric Acid	513	503	520
Fertilizers	1,017	1,024	1,033
White Phosphoric Acid	167	154	150
Specialty Fertilizers	95	100	78

* Figures relate to phosphate concentrate produced by the Oron and Rotem beneficiation plants for further processing at Rotem facilities.

DSW Production (kt)
2025	2024	2023
Potash	3,572	3,700	3,819
Compacting plant*	1,743	1,764	1,737
Bromine	156	190	143
Cast Mg	18	17	17

* Figures relate to granular potash produced from total potash
ICL Group Limited 167

	Total Mine Production of Raw Ore at YPH
	2025	2024	2023
Tonnes mined (kt)	3,499	3,575	3,646
Grade (% P2O5 before/after beneficiation)	21% / 29%	21% / 28%	22% / 28%

	Product Produced After Processing at YPH (kt)
	2025	2024	2023
Phosphate Rock *	2,455	2,715	2,657
Green Phosphoric Acid	700	694	682
Fertilizers	639	605	609
White Phosphoric Acid	133	124	95
Specialty Fertilizers	175	152	113

* Figures relate to phosphate concentrate produced by the flotation and scrubbing plants for further processing at the 3C chemical plant.
ICL Group Limited 168

Aggregated estimated Mineral Resources for the properties is summarized in Table 2.

Table 2: Estimated Mineral Resources as of December 31, 2025

Measured Mineral Resources				Indicated Mineral Resources				Measured + Indicated Mineral Resources				Inferred Mineral Resources
Tonnes (Mt)	Grades	Contained Mineral (Mt)	Contained Mineral Attributable to ICL (Mt)	Tonnes (Mt)	Grades	Contained Mineral (Mt)	Contained Mineral Attributable to ICL (Mt)	Tonnes (Mt)	Grades	Contained Mineral (Mt)	Contained Mineral Attributable to ICL (Mt)	Tonnes (Mt)	Grades	Contained Mineral (Mt)	Contained Mineral Attributable to ICL (Mt)

Commodity: K2O
United Kingdom	-	-	-	-	45.8	13.7%	6.3	6.3	45.8	13.7%	6.3	6.3	20.8	13.9%	2.9	2.9
Boulby	-	-	-	-	45.8	13.7%	6.3	6.3	45.8	13.7%	6.3	6.3	20.8	13.9%	2.9	2.9
Total	-	-	-	-	45.8	13.7%	6.3	6.3	45.8	13.7%	6.3	6.3	20.8	13.9%	2.9	2.9

Commodity: KCl
Spain	113.5	26.2%	29.7	29.7	76.8	25.6%	19.7	19.7	190.3	25.9%	49.4	49.4	271.9	27.6%	75.0	75.0
Cabanasses	100.9	25.6%	25.8	25.8	67.4	24.7%	16.6	16.6	168.3	25.2%	42.5	42.5	241.2	27.4%	66.1	66.1
Vilafruns	12.6	31.0%	3.9	3.9	9.4	32.1%	3.0	3.0	22.0	31.5%	6.9	6.9	30.7	28.9%	8.9	8.9
	-
Israel	294.4	20.7%	60.9	60.9	1,642.1	21.1%	346.5	346.5	1,936.5	21.0%	407.4	407.4	462.4	21.2%	98.0	98.0
DSW	294.4	20.7%	60.9	60.9	1,642.1	21.1%	346.5	346.5	1,936.5	21.0%	407.4	407.4	462.4	21.2%	98.0	98.0
Total	407.9	22.2%	90.7	90.7	1,718.9	21.3%	366.1	366.1	2,126.8	21.4%	456.8	456.8	734.3	23.6%	173.0	173.0

Commodity: P2O5
Israel	168.0	26.5%	44.6	44.6	-	-	-	-	168.0	26.5%	44.6	44.6	-	-	-	-
Rotem	78.0	28.7%	22.4	22.4	-	-	-	-	78.0	28.7%	22.4	22.4	-	-	-	-
Zin	46.1	25.3%	11.7	11.7	-	-	-	-	46.1	25.3%	11.7	11.7	-	-	-	-
Oron	43.9	24.0%	10.5	10.5	-	-	-	-	43.9	24.0%	10.5	10.5	-	-	-	-

China	3.0	22.3%	0.7	0.3	2.3	24.0%	0.6	0.3	5.3	23.0%	1.2	0.6	0.2	20.0%	0.0	0.0
Haikou	3.0	22.3%	0.7	0.3	2.3	24.0%	0.6	0.3	5.3	23.0%	1.2	0.6	0.2	20.0%	0.0	0.0
Total	171.0	26.5%	45.3	44.9	2.3	24.0%	0.6	0.3	173.3	26.5%	45.8	45.2	0.2	20.0%	0.0	0.0

ICL Group Limited 169

(1)	Classification of Mineral Resources is in accordance with the definitions prescribed under Regulation S-K 1300.

(2)
The point of reference for the Mineral Resources for Boulby, Cabanasses, Vilafruns, Rotem, Oron, Zin and Haikou is in-situ. The point of reference for Mineral Resources for DSW is contained within the carnallite ponds following pumping from the northern Dead Sea basin. Mineral Resources are reported exclusive of Mineral Reserves.

(3)
Mineral Resources for Boulby, Cabanasses, Vilafruns, Rotem, Oron, Zin and DSW are reported on a 100% basis. For the Haikou mine, YPH is a consolidated subsidiary of the Company. The reported tonnages and grades are on a 100% basis. The contained P2O5 attributable to ICL reflects the Company’s 50% interest. YPH is consolidated into ICL’s financial statements, YYTH owns a 50% minority interest in YPH.

(4)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(5)	Mineral Resources are estimated using:

a.	Boulby - a three-year average product price of $204/t FOB.

b.	Cabanasses and Vilafruns - a medium-long term potash price of $373/t FOB.

c.	DSW - a medium-long term potash price of $320/t FOB.

d.	Rotem, Oron and Zin - an average of the previous three years’ prices of $1,177/t FOB for acid products and $441/t FOB for fertilizer products.

e.	Haikou - an average of the previous three years’ prices of $675/t FOB for acid products and $459/t FOB for fertilizer products.

The price environment of the above-mentioned products has experienced significant volatility in recent years, which may recur in the future.
ICL Group Limited 170

Aggregated estimated Mineral Reserves for the properties is summarized in Table 3.

Table 3: Estimated Mineral Reserves as of December 31, 2025

Proven Reserves				Probable Reserves				Total Reserves
Tonnes (Mt)	Grades	Contained Mineral (Mt)	Contained Mineral Attributable to ICL (Mt)	Tonnes (Mt)	Grades	Contained Mineral (Mt)	Contained Mineral Attributable to ICL (Mt)	Tonnes (Mt)	Grades	Contained Mineral (Mt)	Contained Mineral Attributable to ICL (Mt)

Commodity: K2O
United Kingdom	-	-	-	-	8.6	13.9%	1.2	1.2	8.6	13.9%	1.2	1.2
ICL Boulby	-	-	-	-	8.6	13.9%	1.2	1.2	8.6	13.9%	1.2	1.2
Total	-	-	-	-	8.6	13.9%	1.2	1.2	8.6	13.9%	1.2	1.2

Commodity: KCl
Spain	38.5	24.5%	9.4	9.4	55.0	25.8%	14.2	14.2	93.5	25.3%	23.6	23.6
Cabanasses	38.5	24.5%	9.4	9.4	55.0	25.8%	14.2	14.2	93.5	25.3%	23.6	23.6
Vilafruns	-	-	-	-	-	-	-	-	-	-	-	-

Israel	97.7	20.5%	20.0	20.0	-	-	-	-	97.7	20.5%	20.0	20.0
DSW	97.7	20.5%	20.0	20.0	-	-	-	-	97.7	20.5%	20.0	20.0
Total	136.2	21.6%	29.5	29.5	55.0	25.8%	14.2	14.2	191.2	22.8%	43.7	43.7

Commodity: P2O5
Israel	74.4	24.9%	18.5	18.5	-	-	-	-	74.4	24.9%	18.5	18.5
Rotem	12.5	29.5%	3.7	3.7	-	-	-	-	12.5	29.5%	3.7	3.7
Zin	3.0	26.0%	0.8	0.8	-	-	-	-	3.0	26.0%	0.8	0.8
Oron	58.9	23.9%	14.1	14.1	-	-	-	-	58.9	23.9%	14.1	14.1

China	40.5	21.6%	8.7	4.4	-	-	-	-	40.5	21.6%	8.7	4.4
Haikou	40.5	21.6%	8.7	4.4	-	-	-	-	40.5	21.6%	8.7	4.4
Total	114.9	23.8%	27.3	22.9	-	-	-	-	114.9	23.8%	27.3	22.9

ICL Group Limited 171

(1)	Classification of Mineral Reserves is in accordance with the definitions prescribed under Regulation S-K 1300.

(2)
The point of reference for Mineral Reserves for Boulby, Cabanasses and DSW is defined as the point where ore is delivered to the processing plants. The point of reference for Mineral Reserves for Rotem, Oron and Haikou is defined as the point where ore is delivered to the beneficiation plants. The point of reference for the Mineral Reserves for Zin is defined as the point where ore is delivered to the mobile crusher.

(3)
Mineral Reserves for Boulby, Cabanasses, Vilafruns, Rotem, Oron and Zin are reported on a 100% basis. For Haikou, YPH is a consolidated subsidiary of the Company. The reported tonnages and grades are on a 100% basis. The contained P2O5 attributable to ICL reflects the Company’s 50% interest. While YPH is consolidated into ICL’s financial statements, YYTH owns a 50% minority interest in YPH.

(4)	Mineral Reserves are estimated using:

a.	Boulby - a three-year average product price of $204/t FOB.

b.	Cabanasses and Vilafruns - a medium-long term potash price of $350/t FOB.

c.	DSW - a three-year average product price of $296/t FOB.

d.	Rotem and Oron - an average of the previous three years’ prices of $1,177/t FOB for acid products and $441 /t FOB for fertilizer products.

e.	Zin – a three-year average product price of $112/t FOB for crushed phosphate rock.

f.	Haikou - an average of the previous three years’ prices of $675/t FOB for acid products and $459/t FOB for fertilizer products.

The price environment of the above-mentioned products has experienced significant volatility in recent years, which may recur in the future.

Internal Controls

Quality assurance at ICL Boulby, ICL Iberia, ICL Rotem, ICL Dead Sea and YPH, involves the use of standard practice procedures for sample collection and includes oversight by experienced technical staff during data collection, management, and interpretation. Certain quality control measures for sample analysis include in-stream sample submittal of standard reference material, blank material, and field duplicate sampling. For data verification, staff members observed drill hole locations and orientations, inspected drill cores, and compared to logs and analytical results, observed core intake, visited outcrops, and discussed with on-site geologists, including review of working maps and cross-sections. In addition, ongoing reconciliation is conducted between resource estimates and production data. Notwithstanding the above, inherent risks in quality control include potential mislabeling of samples and sample contamination, among others, but the Company maintains a close and diligent monitoring program of all quality control measures for the collection of both exploration and production data with results deemed suitable for use in the subsequent estimation of Mineral Resources and Mineral Reserves.
ICL Group Limited 172

ICL Boulby

Overview

ICL’s mining operations in the UK are conducted by its wholly owned subsidiary, Cleveland Potash Limited (ICL Boulby). ICL Boulby is an underground polyhalite mine on the coastline of northeast England, approximately 340 kilometers north of London and approximately 34 kilometers to the southeast of the town of Middlesbrough.

The mine site and shafts are approximately centered at a latitude and longitude of 54°33'05.4"N and 0°49'32.5"W. The ICL Boulby mine site has a long history of production dating back to 1969 and the mine owns a private rail line spur that connects it with the deep-water port facilities at Teesport in Middlesbrough. ICL Boulby’s mining operations are mainly conducted under the North Sea at depths greater than 1,000 meters below the surface. The operations are currently conducted as far as 8 kilometers offshore, subject to mining leases and mineral extraction licenses described below, while the mineral processing operations are conducted primarily on the surface on land owned by ICL.

Figure 2: Location of the ICL Boulby Mine (United Kingdom)

ICL Group Limited 173

Mining Concessions and Lease Agreements

ICL Boulby owns the freehold of approximately 2.41 sqkm of the mines and mineral fields in and around the mine head. These freehold mineral fields are in the process of being registered at the Land Registry. Additional mineral fields are held on a leasehold basis, including 24 onshore and 2 offshore mineral leases, covering a total area of 809.52 sqkm. As part of an ongoing reduction of nonessential leases, one mineral lease was intentionally relinquished during 2025. Rents and royalties are paid bi-annually (January and July), and the Retail Price Index (RPI) is applied every three years. The next RPI rate will be applied on January 1, 2027, in accordance with the agreements.

ICL Boulby, ICL's subsidiary in the UK, holds onshore and offshore mineral leases and licenses that allow for the extraction of various minerals, along with numerous easements and rights of way from private landowners. The offshore mineral field is leased from The Crown Estate on a production royalty basis and includes provisions for the exploration and exploitation of all targeted and known polyhalite and salt mineral resources of interest to ICL Boulby.

ICL Boulby has been actively engaged in negotiations with the private property owners and in 2025 secured the renewal of two existing lease agreements.

The renewal of the remaining nine leases has been referred to the High Court of Justice in London for a decision regarding the applicable calculation mechanism for the lease fees payable. The Company estimates that the proceedings will be concluded in the first half of 2026. In addition to the leases subject to court proceedings, ICL Boulby also holds 15 active leases with expiration dates ranging from 2026 to 2073.

Historically, lease renewals have not posed significant challenges. ICL Boulby believes that all land and mineral leases will be renewed as required and expects to obtain all necessary government approvals and permits for the continued exploitation of all targeted mineral resources.

In 2022, the North York Moor National Planning Authorities (hereinafter - NYMNPA) granted planning permission for the extraction of polyhalite and salt through 2048. As part of the approval, ICL Boulby was required to submit management plans for NYMNPA's approval. As of the reporting date, all required plans are completed and approved.

For further information regarding the concessions in the UK including royalties, mineral leases and licenses, and other matters, see Note 18 to the Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors”.

Operations

In 1968, Cleveland Potash Ltd, a newly formed company jointly owned by Imperial Chemical Industries plc (50%), Charter Consolidated Ltd (37.5%) and Anglo-American plc (12.5%), received outline planning permission to construct what became the Boulby mine. Ownership was then transferred to Anglo American plc, who became the sole operator. Following an asset swap, Cleveland Potash Ltd was transferred to Minorco SA (a majority owned subsidiary of Anglo-American plc). Anglo American plc, through Minorco SA remained the operator until ownership was transferred to ICL in 2002.
ICL Group Limited 174

ICL Boulby’s mining operations are situated close to the western limits of the polyhalite, potash and salt deposition in the Zechstein Basin extending inland in the UK and below the North Sea into Germany. The polyhalite seam is of the Permian Evaporite Series and is overlain by some 800 meters to 1,300 meters of younger sedimentary rocks. The polyhalite seam comprises two zones: a western zone (Zone 1), access to which was established in 2010 from one of the mine's main salt roadways, which is the current focus of mining operations, and an eastern zone (Zone 2). The polyhalite seam within the main mining areas of Zone 1 averages around 15 meters in thickness. Zone 2 is under technical review and planned operations in Zone 2 can, over time, augment and eventually supplant Zone 1.

The ICL Boulby mine is accessed by two vertical shafts. One shaft hoists polyhalite and salt and the other provides man-riding and service access. Mining is conducted using a modified room and pillar method which is reviewed annually to ensure optimal efficiency and effectiveness. Mining is completed in two stages. The first is an advance/development stage in which two parallel roadways are excavated 27m apart and with a maximum width and height of 9 meters and 4 meters, respectively. The second stage involves mining on retreat in which additional tonnes are mined (“milled”) from the floor of the advance roadways (producing a final roadway height of 5 to 7 meters), and from “stubs” mined into the sidewalls of the roadways.

Minerals (polyhalite and salt) are cut by continuous miner machines and loaded at the working face into shuttle cars. The shuttle cars transport the minerals to a feeder breaker for loading onto the mine's conveyor belt system, where it is transported to the hoisting shaft. The minerals are then batch hoisted to the surface. Mining equipment is electrically powered, whilst support/ancillary equipment is primarily diesel powered.

Polyhalite hoisted to the surface is conveyed to the mineral processing facilities. Standard and granular Polysulphate® products are produced using simple crushing and screening processes. In 2025, a total of 761 thousand tonnes of Polysulphate® were produced, which includes Poly Standard for PotashpluS®. Research which is supported by production trials is currently ongoing and includes (but not limited to) compaction, granulation and blending of polyhalite. We anticipate this research will enable us to deliver new high value fertilizer products into the market.

In addition, a compaction plant produces PotashpluS®, a 50:50 blend of Poly Standard and Standard Potash (SMOP). Potash used in PotashpluS® is imported from ICL's operations in Spain (Cabanasses) and Israel (Dead Sea Works). In 2025, a total of 143 thousand tonnes of PotashpluS® were produced.

The Company also sells salt for de-icing purposes. In 2025, a total of 284 thousand tonnes of salt were sold.

The mine uses water sourced from a combination of mains-supplied fresh water (from local utilities) approved for industrial use from state authorities, mine brine which is pumped from various inflows to storage lagoons in the mine workings, and sea water. The mine has a stable supply of electricity from the national grid.
ICL Group Limited 175

Production

The following table sets forth the amount of total mine production of polyhalite at the Company’s mine in ICL Boulby supplied to the beneficiation plants, for the three years ended December 31, 2025, 2024 and 2023:

2025	2024	2023
Polyhalite hoisted (kt)	751	719	1,028
Total Polyhalite Production (kt)	761	721	1,009

In 2024 and 2025, polyhalite hoisted tonnes were reduced to allow increased salt hoisting, as a result of increased demand for salt sales.

Property Value

As of December 31, 2025, the overall book value of the property, plant and equipment of ICL Boulby amounted to about $129 million. The Boulby mine uses modern mining, processing and transportation equipment and facilities which are maintained at a good standard.

Mineral Resource Estimate

The Company believes there are sizable resources in ICL Boulby's mine for the purpose of continued production of Polysulphate® and PotashpluS®. Exploration by ICL Boulby is continuously on-going and includes underground exploration drilling and face sampling to provide lithology and assay information to update the Mineral Resource model. From January 1, 2025 to October 20, 2025 a total of 51 exploration drillholes for 12,076 meters were completed. All of the holes were sampled and assay results from 570 samples have been received from the laboratory. From January 1, 2025 to October 20, 2025, a total of 834 face samples were collected and assayed and 4,012 probe hole gamma readings were obtained from 637 probe holes. The planned additional exploration by ICL Boulby until the end of the fiscal year is not expected to materially change the Mineral Resource estimate. Grade control drilling is also undertaken and is used to provide information on the location of the boundaries of the polyhalite seam.

Mineral Resource estimation utilizes assay results from underground exploration drillholes and face sampling. Grade control drilling is used to aid the geological modeling of the polyhalite seam. The data is considered appropriate for use in Mineral Resource estimation and is supported by robust quality assurance/quality control (QA/QC) procedures.

Exploration data was used to generate top and base of seam surfaces for polyhalite domains and footwall, hanging wall and mid seam waste units using semi-implicit modeling. Surfaces were combined to create solid volumes that formed the constraints of a sub-domained block model that acted as the basis of the Mineral Resource estimate. The P2 and P3 polyhalite seams were further sub-domained into halitic, anhydritic and high-grade zones based on assessment of ratios of polyhalite to anhydrite, polyhalite to halite and anhydrite to halite in the exploration samples. A separate sub-domain, Poly East, was created with polyhalite split into high- and low-grade subdomains for a total of eight sub-domains to control sample selection and grade estimation.  Variograms were generated on a subdomain basis (High Grade, Anhydritic, Halitic) after assessment for grade capping and optimization of estimation parameters. Orientation of search ellipses during grade estimation was controlled by dynamic anisotropy after assessment of local variation of seam dip.
ICL Group Limited 176

Grade estimation was carried out for K, Ca, Mg, Na, Cl and SO4. Estimation of the P2 and P3 polyhalite domains used ordinary kriging for K, Ca, Na and Cl while Anisotropic Inverse Distance Weighted (Squared) was used for Mg, SO4.

All grade estimation in the Poly East domain was by Anisotropic Inverse Distance Weighted (Squared) due to the limited and unevenly spaced data in this area. Estimated grades were validated by visual, statistical, and graphical means on a global and local basis prior to tabulation of the Mineral Resource estimates. Reconciliation data indicates that the resource model performs well when compared to annual plant production data.

Mineral Resources were classified based on geostatistical criteria, consideration of grade variability and continuity, variogram ranges, knowledge of paleo topography and the effects of geological structure on seam continuity. Classification was initially defined using perimeters, the extents of which were based on variogram distances. Either the full variogram range or half the variogram range was used depending on the level of confidence in grade and seam continuity. Classification was then refined using geostatistical criteria including standard error of kriged values, kriging variance and efficiency and slope of regression) and other criteria including average sample distance to the estimation point, drillhole and surveys spacings, evidence of geological continuity based on mining experience, and data representativeness and quality. No Measured Mineral Resources were classified primarily due to a lack of closely spaced drillholes (needed to predict variation in salt content, polyhalite grade and seam position on a production panel basis). Assessment for the classification of Indicated Mineral Resources considered the parameters described above. Where grade estimation was not carried out by ordinary kriging (Poly-East domain), Indicated Mineral Resources were generally defined within 100m drillhole spacings with a small area defined up to 150m spacing in the N25E area after consideration of confidence in geological and grade continuity. Remaining areas were classified as Inferred Mineral Resources and included areas in which the seam position or grade were deemed difficult to predict.

Mineral Resources consist of a 4- to 7-meter-thick horizon optimized for grade (% K2O) while ensuring mining operations are matched to achievable gradients for excavation. Mineral Resources and Mineral Reserves are reported using a cut-off grade of 12.0% K2O, which reflects the current ability to blend, homogenize and upgrade material as part of mine sequencing and processing. K2O is an equivalent value calculated from the estimated K based on atomic mass and ratio of K in the compound K2O. The factor used is K2O = K x 1.2046. Polyhalite, halite and anhydrite are theoretical values calculated from the elemental analysis under the assumption that all elemental K is contained within polyhalite.
ICL Group Limited 177

ICL Boulby – Summary of Polyhalite Mineral Resources at the end of the fiscal year ended December 31, 2025.

Amount (Mt)	Grades/Qualities (K2O)	Cut-off grades (K2O)	Metallurgical recovery (K2O)
Measured mineral resources	-	-	12%	100%
Indicated mineral resources	45.8	13.7%
Measured + Indicated mineral resources	45.8	13.7%
Inferred mineral resources	20.8	13.9%

(1)	Classification of Mineral Resources is in accordance with the definitions prescribed under Regulation S-K 1300.

(2)	Mineral Resources were estimated by ICL Boulby and reviewed and accepted by SLR.

(3)	The point of reference for the Mineral Resources is in-situ. Mineral Resources are reported exclusive of Mineral Reserves

(4)	Mineral Resources are 100% attributable to ICL Boulby.

(5)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(6)
Mineral Resources are estimated using a regression equation derived from elemental analysis and density measurements. An average dry density of 2.74 g/cm3 has been estimated for the reported Mineral Resources.

(7)	Mineral Resources are estimated using a three-year average product price of $204/t FOB, which includes a range of products, and an exchange rate of £0.78 per dollar.

As of December 31, 2025, ICL Boulby had 66.6 Mt of Mineral Resources compared to 51.3 Mt as of December 31, 2024, an increase of 15.3 Mt mainly due to ongoing exploration in 2025, partially offset by a conversion of resources to reserves. The Mineral Resources Estimate for ICL Boulby is based on factors related to geological and grade models and the prospects of economic extraction. For further discussion of the material assumptions relied upon, please refer to Section 11 of the Technical Report Summary filed as Exhibit 15.2 to the 2024 Annual Report.
ICL Group Limited 178

Mineral Reserve Estimate

The Probable Mineral Reserves are declared only for the Boulby Zone 1 area. The Mineral Reserve estimate has been derived from Indicated Mineral Resources included within the life of mine plan which have converted to Probable Mineral Reserves by applying Modifying Factors.

ICL Boulby – Summary of Polyhalite Mineral Reserves at the end of the fiscal year ended December 31, 2025.

Amount (Mt)	Grades/Qualities (K2O)	Cut-off grades (K2O)	Metallurgical recovery (K2O)
Proven mineral reserves	-	-	12%	100%
Probable mineral reserves	8.6	13.9%
Total mineral reserves	8.6	13.9%

(1)	Classification of Mineral Reserves is in accordance with the definitions prescribed under Regulation S-K 1300.

(2)	Mineral Reserves were estimated by ICL Boulby and reviewed and accepted by SLR.

(3)	The point of reference for the Mineral Reserves is defined at the point where ore is delivered to the processing plant.

(4)	Mineral Reserves are 100% attributable to ICL Boulby.

(5)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding

(6)	A minimum mining height of 5m was used.

(7)	Mineral Reserves are estimated using a three-year average product price of $204/t FOB, which includes a range of products, and an exchange rate of £0.78 per dollar.

As of December 31, 2025, ICL Boulby had 8.6 Mt of polyhalite Mineral Reserves compared to 7.4 Mt as of December 31, 2024, an increase of 1.2 Mt mainly due to a conversion of resources to reserves, partially offset by our continuing mining operations.

Based on Mineral Reserves of 8.6 million tonnes, the life of mine schedule for ICL Boulby runs from 2026 to 2035 (inclusive). Further work based on the current Mineral Resource of 66.6 Mt is expected to extend the life of mine.

The Mineral Reserve Estimate for ICL Boulby may be impacted by additional exploration that could alter the geological database and model of mineralization. Material assumptions regarding the technical parameter analysis, forecasted product prices, production costs, permitting decisions, or other factors may positively or negatively affect the reserves estimates. For further discussion of the material assumptions relied upon, please refer to Section 12 of the Technical Report Summary filed as Exhibit 15.2 to the 2024 Annual Report.
ICL Group Limited 179

Logistics

The Boulby mine is connected to the national road network and has easy access to train transportation routes. Pursuant to agreements with the North York Moors National Park Authority, the total transport movements by means of the network of roads to and from site to site are limited to a maximum of 150 thousand tonnes per year and a maximum of 66 trucks per day (no road movements are allowed on Sundays or public holidays). This limitation does not interfere with the future production of ICL Boulby considering its commitment to maintain the rail link to Teeside. ICL Boulby is in full compliance with all the requirements.

The rail load-out products are transported on an ICL Boulby-owned rail line which extends approximately eight kilometers from the mine entrance to a junction with the national rail network, and from there the products continue to Teesport, Middlesbrough, via the Network Rail Company, the owner and operator of the main rail line.

Up to eight trains per day transport Polysulphate®, PotashpluS and rock salt to Teeside. Most of the Polysulphate® output is used as a component of agricultural fertilizers, where volumes are exported by sea from the Teesport seaport to customers overseas and in the UK.

Rock salt is taken by train to Teeside and transported overseas by ship or directly by trucks to local UK authorities for de-icing roads.

ICL Boulby leases and operates three principal storage and loading facilities: the Teesdock facility, which is a terminal located at Teesport, and two additional storage facilities that are connected to the main rail line – Cobra and Ayrton Works in Middlesbrough.

United Kingdom Concession - Everris

A UK subsidiary within the Growing Solutions segment (hereinafter – Everris Limited) owns peat mines in the UK (Creca, Nutberry and Douglas Water). Peat is used as a component in the production of professional growing media. The extraction permits for Creca site are valid until the end of 2051, and the site is currently operational. However, mining activity at the Nutberry and Douglas Water sites ceased in 2024, following the expiration of their respective permits. Restoration activities at these sites have commenced and are currently ongoing.
ICL Group Limited 180

ICL Iberia

Overview

The Company's potash mining operations in Spain are carried out by ICL Iberia and marine transportation is performed by Trafico de Mercancias (a wholly owned subsidiary of ICL Iberia). ICL Iberia holds mining rights for two underground potash mines, Cabanasses and Vilafruns, located in Catalonia in northeast Spain. As part of the Company's strategic decision to concentrate its production at the Súria site (Cabanasses mine), in June 2020 ICL Iberia consolidated its sites and potash production at the Sallent site (Vilafruns mine) was discontinued. The Vilafruns mine has been maintained on a care and maintenance basis since June 2020. As a result, the Company operates only at the Cabanasses mine, which is located in the town of Súria in Catalonia, Spain, approximately 12 kilometers north of the district capital of Manresa in the Cardener river valley. The Cabanasses mine is approximately centered on the geographic coordinates: latitude 41°50’27”N and longitude 01°45’07”E. The Vilafruns mine is approximately centered on the geographic coordinates: latitude 41°50’25”N and longitude 01°52’39”E.

The mines are located within the Catalan Potash Basin, a sub basin in the northeast of the Ebro Basin which extends along the southern flank of the Pyrenees through eastern Spain. Sylvinite, consisting of a mixture of potash (sylvite or KCl) and salt of late Eocene age occurs in two seams (Seams A and B) which are vertically separated by 3 to 6 meters and found at depths of approximately 730 to 1,000 meters below the surface. At Cabanasses, mining of sylvinite is conducted according to a modified room and pillar method before being transported by conveyor to the surface. Potash is then separated from salt at a processing plant located near the mine. The mine site is served by roads/railways and is near major highways. Potash in Súria was first discovered in 1912 and its commercial development began in 1920. ICL acquired the mines in 1998.

Figure 3: Location of Cabanasses and Vilafruns Mines (Spain)

ICL Group Limited 181

Mining Concessions and Lease Agreements

While ICL Iberia owns the land on which surface facilities are located, ICL Iberia conducts its mining activities in Spain pursuant to concessions granted to it by the Spanish government which owns all the underground mining rights. ICL Iberia was granted mining rights under Spanish government legislation enacted in 1973, along with its accompanying regulations. Pursuant to the special mining regulations, ICL Iberia received individual licenses for each of the 126 different sites relevant to its current and future mining operations. Some of these licenses are valid until 2037, while the remainder are effective through 2067. Although the lease for the "Reserva Catalana", an additional site where mining did not commence, formally expired in 2012, according to the Spanish authorities, the aforementioned lease agreement remains valid until a final decision is made regarding the renewal. ICL Iberia currently has no intention of using the “Reserva Catalana” zone in the short to medium-term.

A total of 126 concessions for the extraction of rock salt and potash awarded to ICL Iberia cover the Cabanasses and Vilafruns operations covering an area of 42,489 hectares (425sqkm) in the province of Barcelona, and 26,809 hectares (268sqkm) in the province of Lerida. As required by law, the concessions are to be renewed prior to their expiration date. As part of a renewal process, the Company is required to prepare and present a basic technical report describing the intended use of the mines. If a concession expires, a bidding process will be initiated. ICL Iberia applies in advance for the renewal of mining concessions and, to date, has experienced no difficulties in renewing them.

For further information, see Note 18 to the Audited Financial Statements.

Operations

The ICL Iberia mines have a long history of operations with commercial development commencing in Súria in 1929 and continuing under various owners. In 1986, the operations were merged into the state-owned company Súria K. In 1992, the group became Grupo Potasas and privatization of the operations commenced. Grupo Potasas was purchased by ICL Iberia in 1998.

The Cabanasses mine is accessible by two shafts and a decline. The potash seams are extracted underground using continuous miner machines and transported by a series of conveyors to the Súria processing plant, located at the surface, where it is processed to separate the potash and salt.

The shafts are used for worker access and ventilation while mined material is transported via the decline. The mining method used to extract the seams is a modified ‘room and pillar‘ method. The potash seams and salt horizons do not require drilling or blasting and are mined using electric powered continuous miner machines, equipped with a moveable boom-mounted rotary cutting head. The cuttings are collected and fed into a conveyor that discharges the mined material to the rear of the machine, where it is loaded into 25 tonne diesel-powered haul trucks. The trucks haul the material to ore passes where it is vertically transferred to the development level below and an internal conveyor system transports it to the decline. The five-kilometer decline is installed with a conveyor that transports the mined material to the Súria processing plant. In 2025, a total of 3,449 thousand tonnes of ore were transported to the plant. In addition, the conveyor is also used to batch transport some salt mined during development of the underground access tunnels within the development level.
ICL Group Limited 182

The mineral processing includes crushing, grinding, desliming, froth flotation, drying and compacting. There are separate warehouses for the final standard and granular potash products. In addition, there is a vacuum salt plant that produces industrial salt (UVS), specialty salt (SP Salt) and pure potash, and a rock salt facility that produces salt for de-icing purposes. In 2025, a total of 805 thousand tonnes of potash were produced (including 27 thousand tonnes of pure potash). In addition, 450 thousand tonnes of industrial salt, 138 thousand tonnes of specialty salt and 514 thousand tonnes of rock salt were also produced.

The power utilized by the Spanish mining operations is purchased from third party electric companies and is generally produced from green energy sources.

The annual production capacity of the Súria processing plant is around 1.1 million tonnes of potash product. Mining operations at the Cabanasses mine continue to ramp up to meet the processing plant capacity.

Due to Vilafruns being placed on a care and maintenance basis in June 2020, and with the expectation that the Sallent site will be vacated, the resources at this mine have remained static over the past six years. Vilafruns is not considered material to the Company’s business or financial condition.

Production

The following table sets forth the amount of the total mine production of potash at the Súria plant in ICL Iberia, for the three years ended December 31, 2025, 2024 and 2023:

Potash Production at Súria Plant, ICL Iberia
2025	2024	2023
Ore hoisted from Cabanasses mine (kt)	3,449	3,247	2,795
Head Grade % KCl	26.0%	26.7%	24.3%
KCl Produced (kt)	805	802	601
Product Grade % KCl	95.0%	95.5%	95.5%

Property Values

As of December 31, 2025, the overall book value of the property, plant, equipment and surface installations of the Súria and Sallent sites amounted to $616 million, and the Villafruns mine has been fully impaired.
ICL Group Limited 183

Mineral Resource Estimate

Mineral Resource estimation involves the creation of a computerized geological block model using the drilling data from underground drilling campaigns and from exploratory surface drilling. At Cabanasses, underground drilling is carried out on a regular basis. From January 1, 2025, to October 15, 2025, a total of 84 underground exploration drillholes relating to 30,240 meters were completed and used to collect 549 samples for assaying. The planned additional underground exploration drilling by ICL Iberia from the conclusion of this period to the end of the fiscal year is not expected to materially change the Mineral Resource estimate. Surface drilling has been conducted at different times over the last few decades. No surface drilling was undertaken in 2025.

The KCI grade is interpolated into the block model using an inverse distance method (ID2). Zones that are potentially mineable are defined, considering the thickness, the grade, and the structure of the sylvinite seams. Mineral Resource classification was established using wireframe perimeters within the extents of the modelled mineralization. The Mineral Resource classification methodology considers the confidence in the drillhole data, the geological interpretation, geological continuity, data spacing and orientation, spatial grade continuity and confidence in the Mineral Resource estimation process. Areas identified as being below a cut-off grade of 10% KCl and areas of low seam thicknesses are considered by ICL Iberia to not have economic potential and are excluded from the Mineral Resource estimate.

Measured Mineral Resources are classified based on a drill spacing of 80m – 100m. Indicated Mineral Resources are classified based on a drill spacing of up to 1,700m and within areas covered by seismic survey. Inferred Mineral Resources include the remaining area of the licenses and covered by seismic survey with some limited surface drilling.

Cabanasses – Summary of Potash Resources at the end of the fiscal year ended December 31, 2025.

Amount (Mt)	Grades/ Qualities (KCl)	Cut-off grades (KCI)	Metallurgical recovery (KCI)
Measured mineral resources	100.9	25.6%	10%	86.5%
Indicated mineral resources	67.4	24.7%
Measured + Indicated mineral resources	168.3	25.2%
Inferred mineral resources	241.2	27.4%

(1)	Classification of Mineral Resources is in accordance with the definitions prescribed under Regulation S-K 1300.

(2)	Mineral Resources were estimated by ICL Iberia and reviewed and accepted by SLR.

(3)	The point of reference for Mineral Resources is in-situ. Mineral Resources are reported exclusive of Mineral Reserves.

(4)	Mineral Resources are 100% attributable to ICL Iberia.

(5)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(6)	Mineral Resources are estimated using an average dry density of 2.1 t/m3.

(7)	Mineral Resources are estimated using a medium-long term potash price of $373/t FOB and an exchange rate of €0.88 per US dollar.
ICL Group Limited 184

As of December 31, 2025, Cabanasses had 409.4 Mt of potash Mineral Resources compared to 378.1 Mt as of December 31, 2024, an increase of 8% mainly due to exploration drilling in 2025, partially offset by conversion of resources to reserves resulting from exploratory drilling in 2025.

The Mineral Resources estimate for Cabanasses is based on factors related to geological and grade models, as well as the prospects of economic extraction. For further discussion of the material assumptions relied upon, please refer to Section 11 of the Technical Report Summary filed as Exhibit 15.3 to the 2024 Annual Report.

Vilafruns – Summary of Potash Resources at the end of the fiscal year ended December 31, 2025.

Amount (Mt)	Grades/ Qualities (KCl)	Cut-off grades (KCI)	Metallurgical recovery (KCI)
Measured mineral resources	12.6	31.0%	10%	86.5%
Indicated mineral resources	9.4	32.1%
Measured + Indicated mineral resources	22.0	31.5%
Inferred mineral resources	30.7	28.9%

(1)	Classification of Mineral Resources is in accordance with the definitions prescribed under Regulation S-K 1300.

(2)	Mineral Resources were estimated by ICL Iberia and reviewed and accepted by SLR.

(3)	Mineral Resources are reported in-situ and are exclusive of Mineral Reserves.

(4)	Mineral Resources are 100% attributable to ICL Iberia.

(5)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(6)	Mineral Resources are estimated using an average dry density of 2.1 t/m3.

(7)	Mineral Resources are estimated using a medium-long term potash price of $373/t FOB and an exchange rate of €0.88 per US dollar.

As of December 31, 2025, Vilafruns had 52.7 Mt of potash Mineral Resources which was unchanged from the 52.7 Mt as of December 31, 2024, due to the Sallent site being put into care and maintenance in 2020. The Mineral Resources estimate for Vilafruns is based on factors related to geological and grade models and the prospects of economic extraction. For further discussion of the material assumptions relied upon, please refer to Section 11 of the Technical Report Summary filed as Exhibit 15.3 to the 2024 Annual Report.

Mineral Reserve Estimate

Mineral Reserve estimation used the geological block model and application of Modifying Factors based on historic data for “dilution”, “mining recovery” and “cut-off grade” of 19% KCl etc. This data is provided to the Mine Planning Department to spatially define the mine planning of access tunnels to all mineable blocks and then mining fleet activity scheduling to plan the life of the mine.

The parameters used in determining the cut-off grade take into consideration geology (continuity, structure), mining method, mining recovery, mining dilution, plant recovery, technical feasibility, operating costs, and historical, as well as forecasted product prices. The cut-off grade calculations are made by economists in ICL Iberia’s finance department. The calculation considers a medium-to-long-run forecast of selling prices, costs and expected ore production.
ICL Group Limited 185

The Proven and Probable Reserves take into consideration the cut-off grade criteria detailed above. The mining recovery and dilution factors, which are required in the conversion of resources to reserves take into consideration the mining method and the geological conditions in the mine and consist of historical yield data based on 20 years of operations at the mines. The mining recovery ranges from approximately 25% to 60% by ICL Iberia’s “room and pillar” modified layout. The reserve quantity (in tonnes) and grade are quoted as those that are expected to be delivered to the processing plant and are subject to metallurgical recovery factors. Metallurgical recovery factors consist of historical yield data and are based on operational experience. A processing plant recovery of 86.5% is used and is unchanged since 2022. The final product is 95% KCl to avoid quality losses.

Cabanasses – Summary of Potash Reserves at the end of the fiscal year ended December 31, 2025.

Amount (Mt)	Grades/ Qualities (KCl)	Cut-off grades (KCI)	Metallurgical recovery (KCI)
Proven mineral reserves	38.5	24.5%	19%	86.5%
Probable mineral reserves	55.0	25.8%
Total mineral reserves	93.5	25.3%

(1)	Classification of Mineral Reserves is in accordance with the definitions prescribed under Regulation S-K 1300.

(2)	Mineral Reserves were estimated by ICL Iberia and reviewed and accepted by SLR.

(3)	The point of reference for the Mineral Reserves is defined at the point where ore is delivered to the processing plant.

(4)	Mineral Reserves are 100% attributable to ICL Iberia.

(5)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(6)	A minimum mining height of 5m was used.

(7)	Mineral Reserves are estimated using medium-long term potash price of $350/t FOB and an exchange rate of €0.88 per US dollar.

As of December 31, 2025, Cabanasses had 93.5 Mt of potash Mineral Reserves compared to 95.3 Mt as of December 31, 2024, a net decrease of 2% mainly due to our continuing mining operations, partially offset by a conversion of resources to reserves resulting from exploratory drilling in 2025.

Based on Mineral Reserves of 93.5 million tonnes the life of mine schedule for Cabanasses runs from 2026 to 2046 (inclusive).

There are no Mineral Reserves for Vilafruns as of December 31, 2025, which is unchanged since December 31, 2021, due to the discontinuation of activity at the Sallent site and the Vilafruns mine being put into care and maintenance. For further discussion of the material assumptions relied upon, please refer to Section 12 of the Technical Report Summary filed as Exhibit 15.3 to the 2024 Annual Report.
ICL Group Limited 186

Logistics

ICL Iberia transports the excavated ore by conveyor belt from the Cabanasses mine to the Súria processing plant. The final products, potash and salt, are transported from the Súria processing plant to local customers by trucks, and via railway to Barcelona port to the overseas markets.

A designated railway line is used to transport potash and salt from the Súria processing plant to the Barcelona port. ICL Iberia’s shipments are made via a terminal it owns at the port. In addition, ICL Iberia owns and maintains approximately 1.5 kilometers of standard gauge railway at the Súria site that connects to the regional rail network. In 2025, up to four trains left daily each with a total payload capacity of 840 tonnes, spread over up to 21 freight cars. The rail route for product transport from Súria to the terminal in the port of Barcelona is about 80 kilometers. The train traction engine and part of the bulk freight car rolling stock is operated by the owner and operator FGC (Ferrocarrils de la Generalitat de Catalunya).

ICL Iberia owns and operates its own facilities at the Port of Barcelona through its wholly owned subsidiary, Tráfico de Mercancias, S.A. (Tramer). The facilities include bulk potash and salt storage warehouses, including freight car and rail truck conveyor unloading facilities, within an area of 80,492 square meters divided into three zones. In 2025, ICL Iberia exported around 1 million tonnes of potash and salt products through the port.

Rotem Amfert Israel (ICL Rotem)

Overview

ICL Rotem, a limited liability company and wholly owned subsidiary of ICL, operates three open-pit phosphate mining sites comprising the Rotem operation in the Negev Desert region of southern Israel, each with its own beneficiation plant. The Rotem operation includes the large-scale sites at Oron and Rotem. In addition, in 2024, ICL resumed limited mining activities at Zin. The Rotem site is located approximately 17 kilometers to the south of the town of Arad and east of the town of Dimona, at approximately latitude 31°04’00”N and longitude 35°11’50”E. The Oron and Zin sites lie to the southeast of the town of Yeruham. The Oron site is approximately centered on the geographic coordinates of latitude 30°54’00”N and longitude 35°00’59”E. The Zin site is approximately centered on the geographic coordinates: latitude 30°50’35”N and longitude 35°05’22”E. These sites are accessible by road and rail.

Figure 4: Location of the Rotem, Oron, Zin, and DSW Properties (Israel)

Israel has a well-established and high-quality road network, making travel and access within the country, and to ICL properties, straightforward and efficient. The Rotem site is 150 kilometers by road from Ashdod, a Mediterranean port, via Route 258 and Highways 25 and 40. The Oron site is located 30 kilometers southwest of Rotem and is linked to Rotem via Route 206, which joins Highway 25. The Zin site is 10 kilometers east of Oron and is located at the end of the current rail network in the Negev desert. It is linked to Oron by Route 227 and by an internal private haul road. All three sites of ICL Rotem are connected by rail to the port of Ashdod on the Mediterranean and by road to the port of Eilat on the Red Sea. Exports are mainly handled via Ashdod, where ICL has its own dedicated facilities, though exports to Asia Pacific are typically handled via Eilat.
ICL Group Limited 187

Mining Concessions and Lease Agreements

ICL Rotem has been mining phosphates in the Negev in Israel for more than sixty years. The mining activities are carried out pursuant to a phosphate mining concession granted by the Supervisor of Mines under the Mines Ordinance, as required by Israel’s Ministry of Energy. In addition to the concession, ICL Rotem operates under authorizations issued by the Israel Lands Authority (the Authority). The concession relates to quarries (of phosphate rock), whereas the authorizations cover the use of land as active mining areas.

On December 29, 2024, ICL Rotem was granted a new mining concession which covers an area of 177.8 sqkm and includes the fields of Rotem, including Hatrurim, Zafir Field, and Oron-Zin, as well as an area of approximately 0.3 sqkm to the north of Oron (“Oron North”), for a period of 20 years, effective January 1, 2025, through December 31, 2044, provided that the mining operation continues to be on a commercial viable basis. The concession was granted following a competitive process conducted by Israel Ministry of Energy and Infrastructure. The Company has also been granted an exploration license for all the phosphate sites in the New Concession.

As of the reporting date, ICL Rotem has one lease agreement in effect until 2041. In addition, the Company has two other lease agreements: one for the Zin plant, which expired in 2024 and is currently under renewal process with the Land Authority, and another for the Oron plant, which expired in 2017. Regarding the Oron plant, the Land Authority has agreed to renew the lease until the end of 2044, and the parties are in the process of entering into a new lease agreement. In addition, the Land Authority has extended the current mining permit agreement until a new agreement enters into force under the new concession.

Mining Royalties

As part of the terms of the concessions, in respect of mining of phosphate, ICL Rotem is required to pay the State of Israel royalties based on a calculation as stipulated in the Israeli Mines Ordinance.

In accordance with the Mines Ordinance (Third Addendum A), the royalty rate for production of phosphates is 5% of the value of the quarried material.

Under the terms of the concessions and in order to continue to hold the concession rights, ICL Rotem is required to comply with additional reporting requirements, in addition to the payment of royalties.

Planning and Building

The mining and quarrying activities require a zoning approval of the site based on a plan in accordance with Israel’s Planning and Building Law, 1965. Such plans are updated, as needed. As of the reporting date, there are several requests at various stages of deliberation pending for consideration by planning authorities.

In 2016, the Southern District Committee for Planning and Construction approved a detailed site plan for mining phosphates in the Zin-Oron area (the Plan). The Plan, which covers an area of about 350 square kilometers, will permit the continued mining of phosphate located in the Zin valley and in the Oron valley for a period of 25 years or until the exhaustion of the raw material – whichever occurs first, with the possibility of an extension (under the authority of the District Planning Board). In addition, in May 2025, a new mining plan for the northern Oron area, covering approximately 0.3 square kilometers, was approved.
ICL Group Limited 188

The Company is making efforts to promote suitable alternatives for additional resources that will secure its future phosphate operations at ICL Rotem. As part of these efforts, the Company continues to advance several pilot development projects to adapt the usage of different grade types of phosphate rock for the Company’s products as part of an effort to utilize and increase existing phosphate reserves. In addition, it is working to advance future mining of phosphate rock in other areas, subject to permits and approvals, such as a plan to mine phosphates in Barir field, which is located in the southern part of the South Zohar deposit in the Negev Desert. Currently no mining concession exists for this area. There is no certainty regarding the timelines for the submission of the plan, its approval, or further developments with respect to the Barir field site.

For further information regarding ICL Rotem’s royalties, planning and building proceedings, leases, and other matters, see Note 18 to the Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors”.

Operations

In 1952, Negev Phosphate Corporation was founded at Oron. In 1966, Arad Chemical Industries was formed and specialized in the production of phosphoric acid. Both companies were owned by the Israeli government, which formed a new holding company, Israel Chemicals Ltd. In 1975, Negev Phosphate Corporation and Arad Chemical Industries merged under the Negev Phosphate name. Following this, a new subsidiary company was created, Rotem Fertilizer Corporation, which began production of fertilizers and phosphoric acid. In 1977, the Zin mine and beneficiation plant were constructed. In 1982, Israel Chemicals Ltd. acquired Amsterdam Fertilizers (Amfert) and in 1989, Amfert was merged with Rotem Fertilizer Corporation under the name Rotem Amfert Group. In 1991, Negev Phosphate Corporation and Rotem Amfert Group were merged under the name Rotem Amfert Negev Ltd., thereby combining all of Israel Chemicals Ltd.’s phosphate operations in the Negev desert.

Rotem, Oron and Zin comprise large open pit phosphate sites in the southern part of Israel in the Negev region. ICL Rotem currently operates large-scale mining operations at Oron and Rotem, while limited mining activities are currently undertaken at Zin. The Company began operations at Oron in the 1950s and at Rotem and Zin in the 1970s.

The deposits are part of the Mediterranean phosphate belt extending from Turkey, through Jordan and Israel, and westward through Egypt, Tunisia and Morocco. The deposits are of Campanian age (83.5 to 71 million years ago) and formed as stratiform sedimentary deposits on an ocean margin. Each of the said fields in Israel has a similar layered structure and geological composition, with the phosphate preserved as relatively thin seams along the margins and within the axes of two northeast to southwest trending asymmetrical synclines (basins or trough-shaped folds). Oron and Rotem lie within a single syncline located northwest of the Zin syncline. The three deposits have been proved over extensive distances in terms of length (Rotem 10 kilometers, Oron 16 kilometers and Zin 22 kilometers) and width (4 kilometers each).

The phosphate seams are overlain by overburden consisting of a layer of alluvium and conglomerates, followed by a thick layer of marl and/or oil shale with a phosphatic-limestone caprock layer below. The thickness of the overburden is generally 10 to 50 meters but can reach 70 meters. The caprock is a consistent marker horizon that defines the contact with the phosphate rock. Three main phosphate seams are present at Rotem and Oron, while at Zin up to five are present. The seams are typically 1 to 4 meters in thickness. Bands of interburden up to 1 meter thick are found between the seams and include chert, marl and limestone. Both the caprock and interburden can contain phosphate, although this is generally of lower grade and considered non-economic. The phosphate deposits are underlain by a sequence of marls, limestone and chert.
ICL Group Limited 189

The method of mining in ICL Rotem is by conventional open pit methods. Mining at Oron and Zin is undertaken by a contractor while Rotem uses a combination of owner and contractor mining. Overburden is removed using drilling and blasting (where required) or free digging by hydraulic excavators. Material is loaded into rigid dump trucks and transported to waste dumps, which include mined out areas of the pits where it is used for on-going restoration works. The phosphate seams are selectively mined using dozers with rippers that make 0.5 meter deep cuts into the phosphate rock. The phosphate is then pushed by the dozers into small stockpiles for loading by front end loaders or hydraulic excavators into trucks and transported to the beneficiation plants. Each mine site has varying layers and thicknesses of overburden, interburden and phosphate rock, so that the size of the mining equipment conforms to the mining sites and the operating requirements. The Company is committed to ongoing restoration work, as it has done to date, at all of its mine sites.

All three sites have associated beneficiation plants, which include crushing, grinding and flotation processing methods. The beneficiation plants at Rotem and Oron are currently operational, while processing operations at the Zin beneficiation plant were discontinued in 2020. At the Rotem site (located in Mishor Rotem), additional processing facilities are present and include: two sulphuric acid plants, three green phosphoric acid plants, a white phosphoric acid plant, three superphosphate plants, two granular fertilizer plants, an MKP plant and a Pekacid plant. Most of the production is used to produce phosphoric acid and fertilizers. The plants at Mishor Rotem are powered primarily from electricity generated by the Company at its sulphuric acid plants, as well as from gas combustion from the national gas network (which recently replaced oil shale) and by the national grid. All the power utilized by the Oron beneficiation plant is purchased from the national grid in Israel. All water used by the site is supplied and approved for industrial use by the state authorities.

The deposits are classified by ICL Rotem mainly based on the amount of organic material present in the phosphate rock. Central areas of the deposits are generally associated with higher levels of organics while lower organic contents are generally found towards the deposit margins. The organic content dictates the processing methods and final products. The following classification of phosphate ores is used: White (<0.25% organic matter), Low Organic (0.25 to 0.35% organic matter), Brown and High Organic (>0.35 to 1.0% organic matter) and Bituminous (>1.0% organic matter).

Based on the availability of these ores, the production scenario used by ICL Rotem in 2025 was as follows:

•	White phosphoric acids

-
White phosphate rock from Oron is mined and processed at the Oron beneficiation plant, and the resulting phosphate concentrate is transported to the Rotem plant for further processing into higher value-added products, including white phosphoric acids for food applications. The white phosphate rock reserves at Oron are mostly depleted. Beginning in 2027, the remaining white phosphate rock at Oron will be mined until 2030 and will be used to produce specialty fertilizers.

-
To maintain current production levels, mining of the available bituminous phosphate rock at Rotem, which is used to produce white phosphoric acid, is planned to continue until the end of 2029. The remaining bituminous phosphate rock at Rotem will be allocated to produce other products including specialty fertilizers during 2030. Overburden containing layers of oil shale is stripped to allow access to the underlying bituminous phosphate rock. An upper limit of around 20% of the total overburden will be allowed to contain oil shale and this will be transported to designated waste dumps and capped using marl rock.

ICL Group Limited 190

•	Green phosphoric acids

-
Low organic phosphate rock from the Rotem mine is processed at the Rotem plant to produce green (impure) phosphoric acids for agricultural applications. This activity is planned to continue through the end of 2026.

-
The Oron beneficiation plant is being reconfigured to allow the mining and processing of brown and low organic phosphate rock at Oron, with the resulting phosphate concentrate transported to the Rotem plant for use in the production of green phosphoric acid through 2040.

•	Fertilizers

-
Bituminous phosphate rock from the center of the Rotem deposit is mined and utilized for fertilizer production at the Rotem plant, and this activity is planned to continue through the end of 2029. The remaining bituminous phosphate rock at Rotem will be allocated to produce other products including specialty fertilizers during 2030. Although significant bituminous phosphate resources exist in the deeper parts of the Rotem deposit, only limited mining of this occurred due to the presence of thick overburden (10 to 50 meters) containing horizons of oil shale. The oil shale contains 12% to 21% organic matter and is susceptible to self-combustion when exposed during mining operations.

-
Starting 2030, since the bituminous phosphate rock for fertilizers will be depleted, brown phosphate rock from Oron will be used to produce additional green phosphoric acid and fertilizers by processing in the Rotem beneficiation plant.

•
Small scale mining at Zin of approximately 0.2 Mtpa of low organic phosphate rock is planned to continue for the life of mine using in-pit crushing and screening and final processing at the Oron beneficiation plant.

The changes to the operation are based on successful pilot plant testwork conducted in 2024 and 2025 that included 316 kt of brown phosphate and 671 kt of bituminous phosphate processed through the existing plants to produce green and white phosphoric acids, respectively.

For further information and description of certain risks relating to the mining operation at the Negev Desert, see Note 18 to the Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors”, respectively.

Production

The following table sets forth the amount of total mine production of phosphate ore at the Company’s mines in the Negev Desert supplied to the beneficiation plants for the three years ended December 31, 2025, 2024 and 2023:

Year Ended December 31,
2025	2024	2023
Tonnes mined (kt)	3,654	5,808	5,770
Grade (%P2O5 before / after beneficiation)	23% / 31%	23% / 31%	25% / 32%

ICL Group Limited 191

The following table sets forth the approximate amounts of products produced after processing by our operations in the Negev Desert for the three years ended December 31, 2025, 2024 and 2023:

Product Produced After Processing at ICL Rotem (kt)
2025	2024	2023
Phosphate Rock*	2,211	2,375	2,309
Green Phosphoric Acid	513	503	520
Fertilizers	1,017	1,024	1,033
White Phosphoric Acid	167	154	150
Specialty Fertilizers	95	100	78

* Figures relate to phosphate concentrate produced by the Oron and Rotem beneficiation plants for further processing at the Rotem acid and fertilizer facilities.

Property Values

As of December 31, 2025, the overall book value of the property, plant and equipment of ICL Rotem, amounted to about $914 million. The ICL Rotem operations use modern mining, processing and transportation equipment and facilities which are maintained at a good standard.

Mineral Resource Estimate

The deposits have been extensively explored by surface exploration drilling using rotary percussion methods. Core drilling is occasionally undertaken when additional geological information is required. Mineral Resources are estimated using lithology and assay information from exploration drilling. At Oron, a total of 1,943 drillholes for 37,055m have been drilled and produced 4,544 composite samples. At Rotem, a total of 1,515 drillholes for 68,852m have been drilled and produced 2,851 composite samples. At Zin, a total of 2,126 drillholes for 43,924m have been drilled and produced 5,449 composite samples. All samples were analyzed for P2O5.

Drilling is initially undertaken on 200 to 250 meters spacing and then infilled on 50 to 70 meters spacing where needed. Rock chip samples or core samples are logged and collected by ICL Rotem’s geologists and sent to the Oron preparation facility before chemical analysis at the Rotem laboratory. Chemical analysis includes P2O5 and all potential contaminant elements.

The ICL Rotem geological department uses geographical information system software and mining software to create geological models for each of the phosphate deposits based on the drillhole logging information and assay data. Wireframe surfaces are created for each of the phosphate seams and interburden with further sub-division as required. The models include overburden which is used in the calculation of strip ratios.

Grade estimation of P2O5 and the contaminant elements within the phosphate seams is undertaken using inverse distance weighting estimation. The geological models are depleted annually to account for mining.

In determining the resources and reserves, cut-off grades of 20% to 25% P2O5 were applied, depending on the processing characteristics of the phosphate rock and the existing and planned beneficiation processes.
ICL Group Limited 192

Rotem, Zin, and Oron – Summary of Phosphate Mineral Resources at the end of the fiscal year ended December 31, 2025.

Category	White Phosphate	Low Organic Phosphate	High Organic & Brown Phosphate	Bituminous Phosphate	Total	Grades/ Qualities	Cut-off grades	Metallurgical recovery
	(millions of tonnes)					(P2O5)

Rotem	Measured	-	17.0	-	61.0	78.0	28.7%	25%	54% and 69%
	Indicated	-	-	-	-	-	-
	M + Ind	-	17.0	-	61.0	78.0	28.7%
	Inferred	-	-	-	-	-	-
Zin	Measured	-	11.8	10.0	24.3	46.1	25.3%	23%	56%
	Indicated	-	-	-	-	-	-
	M + Ind	-	11.8	10.0	24.3	46.1	25.3%
	Inferred	-	-	-	-	-	-
Oron	Measured	-	-	10.9	33.0	43.9	24.0%	20%	59% and 60%
	Indicated	-	-	-	-	-	-
	M + Ind	-	-	10.9	33.0	43.9	24.0%
	Inferred	-	-	-	-	-	-
Total	Measured	-	28.8	20.9	118.3	168.0	26.5%
	Indicated	-	-	-	-	-	-
	M + Ind	-	28.8	20.9	118.3	168.0	26.5%
	Inferred	-	-	-	-	-	-

(1)	Classification of Mineral Resources is in accordance with the definitions prescribed under Regulation S-K 1300.

(2)	Mineral Resources were estimated by ICL Rotem and reviewed and accepted by SLR.

(3)	The point of reference for the Mineral Resources is in-situ. Mineral Resources are reported exclusive of Mineral Reserves.

(4)	Mineral Resources are 100% attributable to ICL Rotem.

(5)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(6)	Mineral Resources are estimated using average dry densities ranging from 1.8 to 1.9 t/m3.

(7)
Mineral Resources are estimated using an average of the previous three years’ prices of $1,177/t FOB for acid products and $441/t FOB for fertilizer products, and exchange rates of NIS 3.61 per US dollar and €0.88 per US dollar.

ICL Group Limited 193

As of December 31, 2025, ICL Rotem had 168.0 Mt of phosphate resources compared to 166.0 Mt as of December 31, 2024, an increase of 2.0 Mt which mainly resulted from exploration drilling, partially offset by conversion of resources to reserves at north Oron.

The Mineral Resources estimate for ICL Rotem is based on factors related to geological and grade models and the prospects of economic extraction. For further discussion of the material assumptions relied upon, please refer to Section 11 of the Technical Report Summary filed as Exhibit 15.4 to the 2024 Annual Report.

Mineral Reserve Estimate

Mineral Resources are converted to Mineral Reserves by application of Modifying Factors including geological factors (continuity and structure), mining methods, mining recovery and dilution, beneficiation methods and metallurgical recoveries, technical feasibility, operating costs, restoration costs and product revenues. These factors are used by ICL Rotem to calculate P2O5 cut-off grades and identify potential mining blocks. The strip ratio of overburden to phosphate rock is also considered when converting resources to reserves. In addition, an upper limit of around 20% oil shale in the total overburden is used to define the reserves at Rotem.

The quantity and grade of the calculated reserves are those that are expected to be delivered to the beneficiation plants and are subject to metallurgical recovery factors. The Oron and Rotem beneficiation plants have been developed over the past few decades for the optimum upgrading of the phosphate rock to concentrate containing typically 31% to 32% P2O5. The Zin beneficiation plant will not be used for processing the reserves.

The life of mine of the ICL Rotem operation is as follows:

•
Rotem site: The life of mine at Rotem runs from 2026 to 2030 based on 12.3 Mt of reserves of bituminous phosphate, with an annual average mining rate of 2.5 Mt. From 2026 to 2029, 10.1 Mt will be used to produce white phosphoric acid and fertilizers while the remaining reserves will be allocated to produce other products including specialty fertilizers in 2030. Reserves of bituminous phosphate are only reported for areas in which the total overburden required to be mined contains a maximum of around 20% oil shale. Significant resources (61.0 Mt) of bituminous phosphate are present beneath overburden containing higher amounts of oil shale and the Company plans further technical studies to assess the potential for mining and stockpiling this overburden.

•
Oron site: The life of mine at Oron runs from 2026 to 2040 (inclusive) based on 56.1 Mt of reserves of brown and low organic phosphate, of which 0.6 Mt will be mined in 2026 and 28 Mt will be mined in the years 2027-2040 at an annual average mining rate of 2 Mt. In the years 2030-2040, 27.5 Mt of brown phosphate rock will be transported to Rotem beneficiation plant for processing to produce additional green phosphoric acid and fertilizers at an annual average mining rate of 2.7 Mt. In addition, 2.8 Mt of reserves of white phosphate rock will be mined from 2026 to 2030.

•
Zin site: The life of mine at Zin runs from 2026 to 2040 (inclusive) based on: reserves of 3 Mt of low organic phosphate for small-scale product sales (using minor mining operation equipment located inside the open pit without utilizing the Zin beneficiation plant). Additional resources (11.8 million tonnes) of low organic phosphate are available at Zin should these be required by the Company in the future.

According to the Reserves estimates as of December 31, 2025, the ICL Rotem operation is not expected to significantly change until 2030, at which time ICL Rotem will reassess its production activity in light of market conditions and available alternatives, including the success of its efforts to increase the reserves for its operations.

Rotem, Zin, and Oron – Summary of Phosphate Mineral Reserves at the end of the Fiscal Year Ended December 31, 2025.
ICL Group Limited 194

Category	White Phosphate	Low Organic Phosphate	High Organic & Brown Phosphate	Bituminous Phosphate	Total	Grades/ Qualities	Cut-off grades	Metallurgical recovery
	(millions of tons)					(P2O5)

Rotem	Proven	-	0.2	-	12.3	12.5	29.5%	25%	54% and 69%
	Probable	-	-	-	-	-	-
Zin	Proven	-	3.0	-	-	3.0	26.0%	23%	50%
	Probable	-	-	-	-	-	-
Oron	Proven	2.8	2.0	54.1	-	58.9	23.9%	20%	59% and 60%
	Probable	-	-	-	-	-	-
Total	Proven	2.8	5.2	54.1	12.3	74.4	24.9%
	Probable	-	-	-	-	-	-

(1)	Classification of Mineral Reserves is in accordance with the definitions prescribed under Regulation S-K 1300.

(2)	Mineral Resources were estimated by ICL Rotem and reviewed and accepted by SLR.

(3)
The point of reference for the Mineral Reserves for Rotem and Oron is defined at the point where ore is delivered to the beneficiation plants, for Zin it is defined at the point where ore is delivered to the mobile crusher.

(4)	Mineral Reserves are 100% attributable to ICL Rotem.

(5)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding

(6)	A minimum mining width of 0.5m was used.

(7)
Mineral Reserves are estimated using an average of the previous three years’ prices of $1,177/t FOB for acid products and $441/t FOB for fertilizer products and $112/t FOB for phosphate rock from Zin, and exchange rates of NIS 3.61 per US dollar and €0.88 per US dollar.

As of December 31, 2025, ICL Rotem had 74.4 Mt of phosphate reserves compared to 80.8 Mt as of December 31, 2024, a decrease of 6.4 Mt which resulted mainly from our continuing mining operations and ongoing pilot plant testwork, partially offset by a conversion of resources to reserves at North Oron.

Assumptions regarding the technical parameter analysis, forecasted product prices, production costs, permitting decisions, or other factors may positively or negatively affect reserves estimates. For further discussion of the material assumptions relied upon, please refer to Section 12 of the Technical Report Summary filed as Exhibit 15.4 to the 2024 Annual Report.
ICL Group Limited 195

Logistics

Most of ICL Rotem’s products, whether in a solid or liquid state, are transported in bulk from Rotem and Oron by road or rail to the Ashdod port or by road to the Eilat port. Typically, ICL’s products are transported by ship to markets in the Asia Pacific region from Eilat port, and, to Europe, South America and the US from Ashdod port.

Within the Rotem site, there is a rail loading facility that typically loads up to 30 wagons for each delivery. Approximately 1.4 million tonnes of products per year are transported by rail to Ashdod Port, about 250 thousand tonnes by road to the Ashdod port and about 10 thousand tonnes are transported by road to the port of Eilat.

ICL Tovala, a wholly owned subsidiary of ICL, is responsible for transporting phosphate concentrate between processing facilities in road-going rigid trucks and trailers. Each trailer has a payload of 40 tonnes. Around 1.1 million tonnes of phosphate concentrate per year are transported from the Oron beneficiation plant to the Rotem facilities by truck for additional processing.

From the Ashdod port, approximately 650 thousand tonnes of sulphur are transported to Rotem each year. Sulphur arrives at the port of Ashdod from overseas, where it is loaded onto road going trucks and transported to the Company’s sulphur dispatch, situated approximately 5 kilometers from the port. At the depot, it is loaded into rail cars and then transported to Mishor Rotem.
ICL Group Limited 196

Dead Sea Works

Overview

Dead Sea Works (DSW) is located on the southwest shore of the Dead Sea’s southern basin and is operated by ICL Dead Sea, a wholly owned subsidiary of ICL. It is one of the world’s largest producers and suppliers of potash products, in addition to a range of chemical products. The main product produced at the plant is muriate of potash (MOP) for use as agricultural fertilizer. DSW has 37 ‘ponds’ covering an area of 146.7 sqkm and associated processing facilities.

The DSW processing facilities are approximately centered on the geographic coordinates: latitude 31°02’18”N and longitude 35°22’15”E. The Dead Sea region is the lowest point on the earth’s surface.

Figure 5 : Location of the DSW, Rotem, Oron and Zin Properties (Israel)

Water from the northern Dead Sea basin is pumped into evaporation ponds, where the mineral carnallite precipitates out of the solution and sinks as a deposit on the bottom of the ponds. Floating barges with cutter suction dredgers, harvest the carnallite and pump this solution to processing facilities located at the southern end of the site, where it is processed into potash products. In addition, bromine, metal magnesium, magnesium chloride and salt are also produced.

DSW is located alongside Highway, 90 which runs broadly North to – South from the port of Eilat in the south, northwards alongside the Dead Sea and onwards through Tiberias near the Sea of Galilee in the north of the country. Products from DSW are transferred to either the port of Ashdod (on the Mediterranean Sea) or the port of Eilat (on the Red Sea).
ICL Group Limited 197

Mining Concessions and Lease Agreements

Pursuant to the Israeli Dead Sea Concession Law, 1961 (hereinafter – the Concession Law), as amended in 1986, and the concession deed attached as an addendum to the Concession Law, DSW was granted a concession to utilize the resources of the Dead Sea and to lease the land required for its plants in Sodom for a period ending on March 31, 2030. According to the Concession Law, should the government decide to offer a new concession after the expiration date to another party, it will first offer the new concession to DSW with terms that are no less attractive than those it may offer to that party.

The concession covers a total area of 652 sqkm, including the evaporation ponds that cover an area of 146.7 sqkm.

On January 27, 2026, a detailed and binding agreement was signed between the Company, DSW, Dead Sea Bromine Company Ltd. and Dead Sea Magnesium Ltd. (the - Dead Sea Companies) and the State of Israel, acting through the Accountant General of the Ministry of Finance, regarding the Dead Sea Companies’ concession assets (the – Concession Assets), including the consideration thereof, based on the principles agreed upon in the Memorandum of Understanding signed between the Company, the Dead Sea Companies and the State on November 5, 2025.

Following the publication of a draft report by the Israeli Accountant General in September 2024, addressing the preparations for the expiration of the Company’s existing concession and the grant of a new concession in 2030, on December 3, 2025, a draft bill of law concerning the future Dead Sea Concession (the - Draft Bill) was published for public comments. For further information, see Note 18 to our Audited Financial Statements.

The consolidated Financial Statements were prepared under management's assumption that it is more likely than not that ICL will continue to operate the relevant assets for their remaining useful lives, which extends beyond the term of the current concession period, by obtaining a new concession.

In consideration of the current concession, DSW pays royalties and lease rentals to the Government of Israel and is subject to the Law for Taxation of Profits from Natural Resources, in addition to regular income tax.

For further information regarding ICL Dead Sea royalties, taxes, concessions and other matters, see Notes 15 and 18 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors.
ICL Group Limited 198

Operations

In the early part of the 20th century, the Dead Sea began to attract interest from chemists due to its concentration of minerals. In 1929, a concession was granted by the British Mandatory government to the newly formed Palestine Potash Company. During the 1930’s, two processing plants were constructed to extract potash, of these, the plant on the northern Dead Sea basin was destroyed in 1948 during Israel's War of Independence. In 1952, Dead Sea Works was founded by the Israeli government as a state-owned enterprise based on the remnants of the Palestine Potash Company. Major expansions of DSW occurred during the following decades under continued ownership by the Israeli government, which formed a new holding company, Israel Chemicals Limited.

The concentration of minerals extracted from the Dead Sea (including potash and bromine), constituting raw materials for production, is gradually increasing due to the hydrological deficit experienced by the Dead Sea over the past 40 years.

ICL’s extraction of minerals from the Dead Sea begins with an evaporation process facilitated by the hot and dry desert climate of the Dead Sea region. Due to the hydrological deficit, the sea is declining at a rate of over 1 meter per year and is currently about 440 meters below sea level. As a result, the Dead Sea is divided into two parts: the natural Northern Basin and the Southern Basin where artificial evaporation ponds and dams have been constructed.

The production process begins with the pumping of brine from the Northern Basin into the evaporation ponds in the Southern Basin (a distance of about 15 kilometers) using the Company’s pumping station. In 2025, ICL pumped approximately 476 million cubic meters of water from the Northern Basin into the evaporation ponds, of which approximately 355 million cubic meters of brine were returned at the end of the process to the Northern Basin. In 2025, the Company produced approximately 3.57 million tonnes of potash from the Dead Sea, as well as 150 thousand tonnes of bromine, 17.8 thousand tonnes of metal magnesium, 185 thousand tonnes of salt and 112 thousand tonnes of solid magnesium chloride.

The evaporation ponds extend over an area of approximately 146.7 square kilometers and are divided into two main subsystems – an array of ponds for precipitating salt (mineral waste from the production process), and a series of ponds for precipitating carnallite (the target mineral constituting a raw material for the production of potash).

The salt pond known as Pond 5 is the largest pond, at approximately 80 square kilometers, and consists of 9 sub-ponds (156/1, 156/2, 155/1 to 155/3, and 154/1 to 154/5). Pond 5 was built during the 1960s by construction of a large dam, where in the center of the dyke surrounding it a partition (separation clay core) was installed for sealing and preventing potential leakage of solutions. This dam marks the Southern Basin of the Dead Sea on the Israeli side and allowed the continued existence of the Southern Basin due to the system of pumping stations and flowing channels that are operated as part of the industrial operational system of the evaporation ponds. In order to continue operation of Pond 5, the dyke was raised several times during the last 50 years.
ICL Group Limited 199

The evaporation processes give rise to concentration of brines and the precipitation of salt to the floor of the pond. The remaining brines are rich in potash, magnesium and bromide. These brines are pumped into the systems of carnallite ponds, and, as a result of continued evaporation, carnallite precipitates. Carnallite (MgCl2KCl(H2O)6) is the raw material used for production of potash, metal magnesium and chlorine. The carnallite, along with any remaining salt, is harvested from the ponds by floating barges with cutter suction dredgers and is sent, as slurry, to our production plants. The overall grade of the harvested material is around 20% KCl when accounting for the salt contained in it. The brine from the end of the carnallite ponds is used as a raw material in the production of bromine and magnesium chloride.

The rise of the water level of Pond 5 -

Minerals from the Dead Sea are extracted through solar evaporation processes, during which salt precipitates and accumulates on the bed of Pond 5, located at one of DSW's sites. The process results in the formation of a salt layer of approximately 15 million cubic meters per year. Maintaining the required brine volume in Pond 5 is essential for the continued production of raw materials. A failure to preserve a constant brine volume could lead to a reduction in production capacity.

In addition, an increase in the water level of Pond 5 above a certain threshold may cause structural damage to the foundations of hotel buildings located near the shoreline, the Neve Zohar settlement, and other infrastructure situated along the western edge of Pond 5. Construction of the hotel-adjacent section has been completed, and work in the intermediate area between hotel complexes, led by the Dead Sea Preservation Government Company Ltd., is near completion.

Maintaining the water level at or below 15.1 meters - the level reached at the end of 2021 - was achieved through a joint project by the Dead Sea Preservation Government Company Ltd. and DSW (which funded 39.5% of the project's cost). This project involved constructing coastal defenses, including raising the dyke along the western beachfront adjacent to the hotels and installing a subterranean water-lowering system. Construction of the hotel-adjacent section has been completed, and work in the intermediate area between hotel complexes, led by the Dead Sea Preservation Government Company Ltd., is nearing completion.

Since 2022, brine volume in Pond 5 has been maintained through the Salt Harvesting Project (the "Permanent Solution"), approved by the National Infrastructures Committee and the Israeli Government. The project includes the construction of the P-9 pumping station. As of the reporting date, the water level of Pond 5 has not exceeded the maximum permitted height (15.1 meters). Approximately 8 million tonnes of salt per year are primarily recovered using an electric powered cutter suction dredger and land-based excavation equipment. The Company is working to add a second dredger whose commissioning is planned for 2028. The salt is transported as a slurry from the dredging area to designated stockpiles on the eastern side of the pond. In these stockpiles, a drying process is carried out, while the brine solution is returned to the pond by gravity for continued use in the potash production process. The stockpiled salt will be transferred back to the Northern Basin using a 24-kilometer conveyor system (currently undergoing detailed engineering design), which is planned to be commissioned in 2028. Due to the security situation in Israel over the past two years, the harvesting activity of the Company's dredger was temporarily halted. To maintain operational continuity, the Company deployed alternative excavators to support harvesting operations. In light of ongoing risk assessments, the Company is evaluating the potential deployment of a third medium-sized dredger in order to augment its ability to mitigate future operational risks.

For further information, see Note 18 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors.
ICL Group Limited 200

The receding level of the Dead Sea is not to be confused with the rising water level in Pond 5 discussed above. These two seemingly contradictory phenomena are occurring simultaneously, as Pond 5 is in the southern basin at a higher elevation than the main body of the sea lying to its north, necessitating a special pumping station to regularly feed the pond with brine. While the brine level of Pond 5 is rising due to the accumulation of salt on its floor and the pumping of brine from the northern basin of the Dead Sea, the water level of the northern basin is receding, due to the reduction of the flow of water from the Jordan river to the northern basin and evaporation, including evaporation from the ponds of ICL and those of Arab Potash Company (APC), used in their production processes. As a result of the decline of the Dead Sea level, sinkholes in the Dead Sea area are occurring with increasing frequency over recent years. Most sinkholes develop in the growing, dried-up part of the northern basin of the Sea, where the pumping station and the feeding canal of DSW are located. To protect operational infrastructure, DSW monitors the area and fills the relevant sinkholes when they appear.

An additional effect of the decline in the level of the Dead Sea is the erosion of the Arava stream, which flows along the international border between Israel and Jordan. This erosion could endanger the future stability of the eastern dykes in the array of salt and carnallite ponds. The Company is analyzing the situation to find solutions to prevent or retard this occurrence in the long term. The Company continues to conduct ongoing monitoring and activities on site to protect the dykes. As part of these efforts, the Company completed the research phase in 2020 to support the detailed planning of a project to prevent the continued erosion of the stream. The detailed design was finalized in 2022, and during 2025 the Company continued to carry out optimization activities. All activities are being implemented with full cooperation of the Arab Potash Company. Prior to commencing the project, relevant permits from the authorities are required due to the project's engineering complexity, proximity to the border, soil instability and the environmental sensitivity of the entire area. Insofar as it is decided to commence the project, the Company estimates that its completion is likely to take several years.

For further information, see “Item 3 - Key Information— D. Risk Factors.

The Company has operated an improved cogeneration power station in Sodom, Israel, since 2018. This power station supplies electricity and steam required to support production of ICL's plants in Sodom, and it sells its surplus electricity to other ICL companies and external customers via the national grid in Israel. It has a capacity of about 330 tonnes of steam per hour and about 230 MWh. The Company operates the power station concurrently with an older power station which continues to operate on a limited basis as a "hot back up". Due to the new plant's operation by natural gas, as well as its high efficiency and advanced pollution reduction technology, the new plant also allows for a significant reduction in direct air emissions, including greenhouse gas emissions.

Production

The following table sets forth the amount of our total production at DSW for the three years ended December 31, 2025, 2024 and 2023:

DSW Production (kt)
2025	2024	2023
Potash	3,572	3,700	3,819
Compacting plant*	1,743	1,764	1,737
Bromine	156	190	143
Cast Mg	18	17	17

*Figures relate to granular potash produced from total potash
ICL Group Limited 201

Property Value

The carrying amount under the Cost method as presented in DSW's financial statements as of December 31, 2025, was approximately $2.6 billion. The replacement cost of the property, plant and equipment of ICL Dead Sea, as disclosed in the financial statements of DSW, amounted to about $6 billion. The valuation based on the Replacement Cost accounting method (as used assets) is supported by an opinion from an independent appraiser. The DSW operation uses modern mining, processing and transportation equipment, and facilities which are maintained at a good standard. In the Company’s consolidated financial statements, DSW's property, plant and equipment have consistently been measured using the Cost method, and their carrying amount as of December 31, 2025, was approximately $2.6 billion.

In accordance with the Definitive Agreement signed with the State of Israel regarding the Dead Sea Companies assets, the consideration payable by the State to the Company for the transfer of ownership and possession of the Concession Assets at the end of the concession period in March 2030 is $2,540 million, in addition to the actual salt harvesting investments made from January 2025, for the establishment of the permanent solution for salt harvesting, transportation and disposal, in accordance with the Salt Harvesting Agreement, which are estimated at several hundred million dollars. For further information, see Note 18 to our Audited Financial Statements and Exhibit 4.6 to our 2025 annual report.

Mineral Resource Estimate

Exploration by ICL Dead Sea involves the chemical analysis of source brine from the northern Dead Sea basin and the monitoring of changes in brine concentration during transfer between the various ponds of the operation along with quarterly sonar surveys to determine the thickness of carnallite on the floor of the ponds. In 2025, a total of 1,895 brine samples were taken and 7,580 results were produced following chemical analysis.

DSW is not a typical mining operation that can be explored by drilling. It is also not a typical solution mining operation that would require an assessment of porosity and fluid flow within a rock mass. However, even though the source of brine is renewed to a certain extent by inflow to the northern Dead Sea basin, the resource cannot be considered either fully renewable or infinite. The Mineral Resource estimation process used by ICL Dead Sea involves long-term predictive modeling of brine inflow rates and changes to brine chemical composition based on the following steps:

1.	Determination of the pumping rate of brines from the northern Dead Sea area.

2.	Determination of expected recovery of product based upon:

a.	Ability to determine composition and consistency of supply.

b.	Ability to predict consistency of evaporation and mineral precipitation.

3.	Determination of Mineral Resource classification is based upon:

a.	Any variation in the supply rate and composition.

b.	Any variation in the return flow of brines to the northern Dead Sea basin to assess efficiency and consistency of process.

c.	Variation in the precipitation of mineral amounts.

4.	Assessment of potential changes to any of the above factors.

ICL Group Limited 202

It is also important to consider the future external impact on what is a dynamic hydrological system. The primary factor that affects the source brines is the continuing decrease in the sea level of the northern basin of the Dead Sea and its effect on the chemistry of the Dead Sea water. A water deficit due to reduced inflow results in changing the chemistry of the remaining brine. The concentration of KCl has increased over time, and the concentration of NaCl has decreased due to halite deposition in the northern Dead Sea basin. This reduction in water level with associated changes in water chemistry are predicted to continue and are incorporated in the resource estimation process.

DSW - Summary of Potash Mineral Resources at the end of the fiscal year ended December 31, 2025.

Classification	Amount (Mt)	Grades/ Qualities (KCl)	Cut-off grades (KCI)	Metallurgical recovery (KCI)
Measured mineral resources	294.4	20.7%	0%	80.4%
Indicated mineral resources	1,642.1	21.1%
Measured + Indicated mineral resources	1,936.5	21.0%
Inferred mineral resources	462.4	21.2%

(1)	Classification of Mineral Resources is in accordance with the definitions prescribed under Regulation S-K 1300.

(2)	Mineral Resources were estimated by ICL Dead Sea and reviewed and accepted by SLR.

(3)	Mineral Resources are reported as being contained within the carnallite ponds following pumping from the northern Dead Sea basin.

(4)	Mineral Resources are exclusive of Mineral Reserves.

(5)	Mineral Resources are 100% attributable to ICL Dead Sea.

(6)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(7)	Dead Sea Works is a dredging operation, and therefore no minimum mining width has been applied.

(8)	Mineral Resources are estimated using average dry densities of 1.67 t/m3.for carnallite and 2.16 t/m3 for salt.

(9)	Mineral Resources are estimated using a medium-long term potash price of $320/t FOB and an exchange rate of NIS 3.61 per US dollar.

As of December 31, 2025, DSW had 2,399 million tonnes of potash resources compared to 2,403 million tonnes as of December 31, 2024, a decrease of 4 million tonnes due to an updated production model. For further discussion of the material assumptions relied upon, please refer to Section 11 of the Technical Report Summary filed Exhibit 15.5 to the 2024 Annual Report.
ICL Group Limited 203

Mineral Reserve Estimate

Mineral Reserves are estimated based on the annual harvesting rate of material contained within the carnallite ponds by the barges. An average rate of around 23 million tonnes per year (based on a five-year average) is used. Mining factors of 100% mining recovery and 0% mining dilution are applied. Mineral Reserves are limited by the current concession which expires on March 31, 2030.

DSW – Summary of Potash Reserves at the end of the fiscal year ended December 31, 2025.

Amount (Mt)	Grades/ Qualities (KCl)	Cut-off grades (KCI)	Metallurgical recovery (KCI)
Proven mineral reserves	97.7	20.5%	0%	80.4%
Probable mineral reserves	-	-
Total mineral reserves	97.7	20.5%

(1)	Classification of Mineral Reserves is in accordance with the definitions prescribed under Regulation S-K 1300.

(2)	Mineral Reserves were estimated by ICL Dead Sea and reviewed and accepted by SLR.

(3)	The point of reference for the Mineral Reserves is defined at the point where ore is delivered to the processing plant.

(4)	Mineral Reserves are 100% attributable to ICL Dead Sea.

(5)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(6)	Dead Sea Works is a dredging operation, and therefore no minimum mining width has been applied.

(7)	Mineral Reserves are estimated using a three-year average product price of $296/t FOB and an exchange rate of NIS 3.61 per US dollar.

As of December 31, 2025, DSW had 97.7 million tonnes of potash reserves compared to 122.7 million tonnes as of December 31, 2024, a decrease of 25 million tonnes due to ongoing extracting operations, and an updated production model. The Mineral Reserves estimate for DSW may be impacted by material assumptions regarding forecasted product prices, production costs, permitting decisions (most notably the 2030 expiration of the concession; an extension to the concession would increase reserves), or other relevant factors that may positively or negatively affect the Mineral Reserve estimate. For further discussion of the material assumptions relied upon, please refer to Section 12 of the Technical Report Summary filed as Exhibit 15.5 to the 2024 Annual Report.

The life of mine based on the current concession at DSW is 4.25 years (to March 31, 2030) based on Mineral Reserves of 97.7 million tonnes.

Logistics

The potash produced at ICL Dead Sea's facilities is transported to the Eilat port by truck or by means of a conveyor belt that was built over 18 kilometers to the railhead located at Tzefa in Mishor Rotem, and from there the output is transported to the Ashdod port by train or by truck. Other products are transported by truck and train to ports for export.

The port of Ashdod is in the west of Israel on the Mediterranean Sea coast and approximately 100 kilometers from Mishor Rotem. The port of Eilat is in the far south of Israel on the Red Sea coast. It is approximately 180 kilometers from DSW and is accessible by road. Typically, shipments exiting the Eilat port are to India and Asia Pacific, whereas sales to Europe, South America and the US are sent from the Ashdod port.
ICL Group Limited 204

YPH China

Overview

YPH, ICL's subsidiary in China, which is equally owned with Yunnan Yuntianhua Corporation Ltd. ("YYTH"), holds a phosphate mining license that was issued in 2015 by the Division of Land and Resources of the Yunnan district in China for the Haikou mine, which the Company operates and is valid until January 2043. In addition, the Company holds an unutilized mining license for the Baitacun deposit following the renewal of this license on March 31, 2025. The license is valid until March 30, 2036, and studies are currently ongoing regarding the development approach for this mining area. No Mineral Resources or Mineral Reserves are currently stated for Baitacun.

Haikou is an open pit mine located to the west of Haikou Town, in the Xishan district, 30 kilometers south of Kunming City. Haikou is approximately centered on the geographic coordinates: latitude 24°46’33”N and longitude 102°28’29”E. The Baitacun deposit, where mining activities have not yet commenced, is located approximately 5 kilometers northeast from the Haikou mine.

The Haikou mine has been in operation since 1966 and the mining license is spread over 9.6 square kilometers. The Haikou mine is divided into four blocks. The phosphate resources in blocks 1 and 2 have been extensively mined. Mining in block 3 began in 2015, and mining activities in block 4 began at the end of 2017.

Figure 6: Location of Haikou Mine (China)

ICL Group Limited 205

Mining Concessions and Lease Agreements

With respect to mining rights, in accordance with China’s "Natural Resources Tax Law", YPH pays royalties of 8% on the selling price, based on the market price of the rock prior to its processing.

In 2016, a subsidiary of YYTH (hereinafter – YPC) issued a statement whereby in 2010 it entered into agreements with the local authority of Jinning County, Yunnan Province and Jinning Lindu Mining Development and Construction Co. Ltd. (hereinafter - Lindu Company), according to which Lindu Company is permitted to mine up to two million tonnes of phosphate rock from a certain area measuring 0.414 square kilometers within the area of the Haikou mine (hereinafter – the Daqing Area) and to sell such phosphate rock to any third party in its own discretion. In 2024, an agreement was reached between YPH, Lindu Company and YPC. Under this agreement, Lindu Company will be allowed to complete its mining activities in the Daqing Area, with a limit of up to 2 million tonnes. In exchange, YPC will compensate YPH by providing the same quantity and quality of rock that Lindu Company mined within a maximum of five years.

In 2024, YPH acquired the surface rights for an area (hereinafter – the NBTU Area) located in the southwest of the concession. YPH now holds the surface rights for most of the concession area and in 2025 continued to work to acquire the surface rights for a remaining area (hereinafter – the HOM Area) located in the southeast of the concession. In 2026, YPH will continue to work to acquire the surface rights for the HOM area.

For further information regarding the concessions in China including royalties, mining licenses, rights, and other matters, and for a description of certain risks relating to the operations in China, see Note 18 to the Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors”, respectively.

Operations

The Haikou mine was established in 1966 and was most recently owned and operated by YYTH. In 2015, through YPH, ICL entered a joint venture with YYTH.

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

The mining in the Haikou mine is via open pit mining using conventional methods by means of drilling and blasting, hydraulic excavators, mining trucks and tractors for mining phosphates. Mining of the phosphate can be highly selective where required.
ICL Group Limited 206

Mining is undertaken in three stages. In the first stage, the upper ground level is stripped and stored or spread out over mined areas for reclamation purposes. In the second stage, drilling, blasting, and stripping of the upper overburden level is executed (consisting of hard siliceous dolomite). In the third stage, mining of phosphate is performed by drilling and blasting every inter-layer separately. A layer of interburden with an average thickness of 11 meters is present between the upper and lower phosphate layers and consists of interbedded phosphate (non-economic) bearing sandy dolomite, which is also drilled, blasted and removed. The lower phosphate layer is underlain by dolomite which is not mined. The phosphate layers are mined based on three quality categories:

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

Based on the patches' appearance of the medium and high-grade phosphate, mining is performed by small mining equipment, trucks with a capacity of 40 tonnes and excavators with a bucket capacity of 3 to 6 cubic meters.

Phosphate ore is trucked to on-site processing facilities which include two beneficiation plants, a flotation plant and a scrubbing plant (which was reconfigured in 2024 to a dry crushing process) where it is processed to produce phosphate concentrate at a minimum grade of 28% P2O5. The concentrate is then transported to the on-site chemical processing plant (”3C”) for further processing into saleable products including fertilizers and phosphoric acids. The 3C chemical plant is part of YPH. Additional sources of phosphate ore come from on-site surface stockpiles and phosphate rock purchased from third parties, which was 338 thousand tonnes in 2025.

The flotation plant processes low to medium grade phosphate ore by crushing, grinding and flotation, and produces phosphate concentrate which is pumped as a slurry to the 3C chemical plant via a 6.5 kilometer pipeline. Flotation processing capacity at Haikou is 3.4 million tonnes per year, producing approximately 2.2 million tonnes per year of phosphate concentrate.

The scrubbing plant processes medium to high grade phosphate ore. In 2024, the plant was re-configured to dry crushing and concentrate produced from medium grade ore is transported to the flotation plant for further beneficiation, while concentrate produced from higher grade ore is transported to the 3C chemical plant. In 2025, a total of 277 thousand tonnes of concentrate were produced by the scrubbing plant. In addition, small amounts (36 thousand tonnes in 2025) of high-grade phosphate ore are transported to the 3C chemical plant for dry grinding and use in production of triple super phosphate (TSP) fertilizer.

The 3C chemical plant includes four sulphuric acid facilities, three green phosphoric acid facilities, one facility for manufacture of technical grade white phosphoric acid, one factory for manufacture of food grade white phosphoric acid and an additional six fertilizer facilities. These facilities are powered by electricity generated from the sulphuric acid production process, as well as from the national power network. Access to the production sites is by road and train.
ICL Group Limited 207

There are two tailings storage facilities (TSFs): Flotation TSF and Gypsum TSF. The Flotation TSF receives tailings from the flotation and scrubbing plants while the Gypsum TSF receives gypsum tailings produced by the 3C chemical plant. In 2022, the Company completed the construction of infrastructure for the expansion of the TSFs, and in April 2022, it received an official certification enabling the expansion of the TSF's area, which is required as part of YPH’s ongoing operations plan.

The Haikou site is well connected to the national road and rail network and is connected to the national grid, with the region being a major supplier of hydroelectric power. All water used by the site is supplied and approved for industrial use by the state authorities.

Production

The following table sets forth the amount of total mine production of phosphate ore at the Haikou mine (and the relevant grade) supplied to the beneficiation plants, for the three years ended December 31, 2025, 2024 and 2023:

Total Mine Production of Raw Ore at YPH
2025	2024	2023
Tonnes mined (kt)	3,499	3,575	3,646
Grade (% P2O5 before/after beneficiation)	21% / 29%	21% / 28%	22% / 28%

(1)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

The following table sets forth the approximate amounts of product produced after processing by the operations at the Haikou mine, for the three years ended December 31, 2025, 2024 and 2023:

Product Produced After Processing at YPH (kt)
2025	2024	2023
Phosphate Rock *	2,455	2,715	2,657
Green Phosphoric Acid	700	694	682
Fertilizers	639	605	609
White Phosphoric Acid	133	124	95
Specialty Fertilizers	175	152	113

* Figures relate to phosphate concentrate produced by the flotation, scrubbing plants for further processing at the 3C chemical plant.

Property Value

As of December 31, 2025, the overall book value of the property, plant and equipment of Haikou amounted to about $357 million. The Haikou mine uses modern mining, processing and transportation equipment and facilities which are maintained at a good standard.
ICL Group Limited 208

Mineral Resource Estimate

Mineral Resources are estimated using lithology and assay information from exploration drilling and includes a total of 300 drillholes for 23,915m with 5,252 samples collected and analyzed for P2O5. Drilling is undertaken on 100 to 150 meters spacing and then infilled on 50 to 100 meters spacing where needed. No exploration drilling was undertaken in 2025.

The YPH geological department uses geographical information system software and mining software to create geological models of the phosphate seams based on drillhole logging information and assay data. Wireframe surfaces of the phosphate seams, subdivided by high, medium and low-grade domains are created and used as the basis of the Mineral Resource estimate. The model includes overburden which is used in the calculation of strip ratios. Grade estimation of P2O5 and contaminant elements in the phosphate seams is undertaken using inverse distance weighting estimation. Mineral Resources are constrained by limiting boundaries as two-dimensional polygons for each of the upper and lower phosphate layers and these are updated annually to account for depletion by mining.

YPH Haikou – Summary of Phosphate Mineral Resources at the end of the fiscal year ended December 31, 2025.

Amount (Mt)	Grades/ Qualities (P2O5)	Contained P2O5 (Mt)	Contained P2O5 Attributable to ICL (Mt)	Cut-off grades (P2O5)	Metallurgical recovery (P2O5)
Measured mineral resources	3.0	22.3%	0.67	0.33	15%	86.9%
Indicated mineral resources	2.3	24.0%	0.55	0.28
Measured + Indicated mineral resources	5.3	23.0%	1.22	0.61
Inferred mineral resources	0.2	20.0%	0.04	0.02

(1)	Classification of Mineral Resources is in accordance with the definitions prescribed under Regulation S-K 1300.

(2)	Mineral Resources were estimated by YPH and reviewed and accepted by SLR.

(3)	The point of reference for Mineral Resources is defined on an in-situ basis. Mineral Resources are exclusive of Mineral Reserves.

(4)
YPH is a consolidated subsidiary of ICL. The reported tonnages and grades are on a 100% basis. The contained P2O5 attributable to ICL reflects the Company’s 50% interest. While YPH is consolidated into ICL’s financial statements, YYTH owns a 50% minority interest in YPH.

(5)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(6)	Mineral Resources are estimated using average dry densities ranging from 2.29 to 2.78 t/m3.

(7)
Mineral Resources are estimated using an average of the previous three years’ prices of $675/t FOB for acid products and $459/t FOB for fertilizer products and an exchange rate of 7.20 RMB per US dollar.

As of December 31, 2025, Haikou had 5.5 Mt of phosphate resources which was unchanged from the 5.5 Mt as of December 31, 2024 because there has been no exploration drilling in 2025. The Mineral Resources estimate for Haikou is based on factors related to geological and grade models and the prospects of economic extraction. For further discussion of the material assumptions relied upon, please refer to Section 11 of the Technical Report Summary filed as Exhibit 15.6 to the 2024 Annual Report.
ICL Group Limited 209

Mineral Reserve Estimate

The average quality of phosphate ore at Haikou is around 21.6% P2O5 and is divided into 3 grades: Grade I (highest grade) > 30% P2O5, Grade II- 24-30% P2O5 and Grade III- 15-24% P2O5. Phosphate is beneficiated in the scrubbing facility in the flotation plant, or in the grinding facility. The quantities and grades of the calculated Mineral Reserves are those that are expected to be delivered to the beneficiation plants prior to application of metallurgical recovery. The average metallurgical recovery through the beneficiation plants is 86.9%.

In determining these reserves, a cut-off grade of 15% P2O5 was applied in accordance with the flotation plant capability to produce usable concentrate rock (28% P2O5), which is the average quality required to produce phosphoric acid in the Yunnan region. The boundaries of the phosphate layers are physically well defined and all phosphate rock above the cut-off grade is mined.

The reported Mineral Reserve estimate was constrained by mining outlines and includes diluting materials and allowances for losses. The strip ratio of overburden to phosphate rock is also considered and an upper limit of 2.2 bank cubic meters of overburden per tonne of phosphate over the life of mine is used. All Proven Reserves were derived from the Measured Mineral Resource classification. The results of the Mineral Reserve estimate are supported by the outcomes of an economic analysis completed in support of the operational business plan.

Based on the Company's knowledge, we have all the government approvals and permits that are necessary for the reserves in China.

YPH Haikou – Summary of Phosphate Mineral Reserves, at the end of the fiscal year ended December 31, 2025.

Amount (Mt)	Grades/ Qualities (P2O5)	Contained P2O5 (Mt)	Contained P2O5 Attributable to ICL (Mt)	Cut-off grades (P2O5)	Metallurgical recovery (P2O5)
Proven mineral reserves	40.5	21.6%	8.7	4.4	15%	86.9%
Probable mineral reserves	-	-	-	-
Total mineral reserves	40.5	21.6%	8.7	4.4

(1)	Classification of Mineral Reserves is in accordance with the definitions prescribed under Regulation S-K 1300.

(2)	Mineral Reserves were estimated by YPH and reviewed and accepted by SLR.

(3)	The point of reference for Mineral Reserves is defined at the point where ore is delivered to the beneficiation plants.

(4)
YPH is a consolidated subsidiary of ICL. The reported tonnages and grades are on a 100% basis. The contained P2O5 attributable to ICL reflects the Company’s 50% interest. While YPH is consolidated into ICL’s financial statements, YYTH owns a 50% minority interest in YPH.

(5)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(6)	A minimum mining width of 1.0m was used.

(7)
Mineral Reserves are estimated using an average of the previous three years’ prices of $675/t FOB for acid products and $459/t FOB for fertilizer products and an exchange rate of 7.20 RMB per US dollar.

ICL Group Limited 210

As of December 31, 2025, Haikou had 40.5 Mt of phosphate reserves compared to 44.5 Mt as of December 31, 2024, a decrease of 9%, mainly due to depletion from mining.

Based on Mineral Reserves of 40.5 million tonnes, the life of mine schedule for Haikou runs from 2026 to 2042 (inclusive) and it assumes a reduction of the mining rate at Haikou due to a permit requirement. To maintain current production capacity, additional phosphate rock for processing can be procured from third parties. In addition, studies are being undertaken to assess the potential for mining phosphate rock at the Baitacun deposit.

Assumptions regarding the technical parameter analysis, forecasted product prices, production costs, permitting decisions, or other factors may positively or negatively affect the reserves estimates. For further discussion of the material assumptions relied upon, please refer to Section 12 of the Technical Report Summary filed as Exhibit 15.6 to the 2024 Annual Report.

Logistics

YPH holds the Haikou mine, beneficiation plants, the 3C chemical plant and two plants for production of downstream products – one located close to the Haikou mine and the other in proximity to the Kunming airport.

Most of the transport of raw materials from the Haikou beneficiation plants to the 3C chemical plant is executed via pipeline (slurry), whereas a small part is transported by trucks.

Most of the products are sold to the local market in northern China and are transported from the 3C chemical plant directly to customers, by train or marine shipment, mainly from two exit ports, QinZhou port and Fangchengang, while a small part is transported by truck to customers in the Yunnan region. Fangcheng port and Zhanjiang port are also used for importing sulphur, in the amount of approximately 630 thousand tonnes per year, subject to YPH’s demand and existing sources.

Item 4A – UNRESOLVED STAFF COMMENTS

Not Applicable.
ICL Group Limited 211

Item 5 – FINANCIAL RESULTS AND BUSINESS OVERVIEW

A.	OPERATING RESULTS

The information included in the discussion and analysis below provides details on the information for the years ended December 31, 2025. and December 31, 2024. Certain Information related to the year ended December 31, 2023 has not been included. It can be found in the Company's filing of Form 20-F for the year ended December 31, 2024.

Principal Factors affecting our Results of Operations and Financial Condition

Global politics, macroeconomic divergence, ongoing conflicts, climate volatility, and evolving trade policies continue to shape our end markets in 2025, influencing both agricultural demand fundamentals and input cost dynamics. Against this backdrop, global crop markets have remained relatively weak, while fertilizer prices—following their sharp correction from the 2022–2023 peaks—stabilized throughout 2024 and have firmed in 2025 compared with 2024 levels. This combination of softer crop prices and strengthening fertilizer prices has pressured farmer affordability, particularly for phosphate-based fertilizers. Elevated sulphur prices, a key raw material in phosphate production, have contributed to higher phosphate costs, further tightening farmer margins and leading to more cautious purchasing patterns and disciplined application decisions across several key regions. More broadly, pricing dynamics remain sensitive to weather disruptions, energy markets, logistics constraints, and raw material volatility, reinforcing continued uncertainty across agricultural supply chains.

Global inflation moderated further in 2025 compared with its post-pandemic highs, enabling additional policy rate cuts by major central banks, including the US Federal Reserve and the European Central Bank. While monetary conditions have gradually eased, real interest rates remain restrictive in several regions, and financing costs are still elevated relative to the pre-2020 period. Persistent structural pressures—tight labor markets, higher wage baselines, fiscal deficits, and elevated sovereign debt—continue to constrain policy flexibility and create a complex operating environment for capital-intensive industries.

Currency markets introduced an additional layer of complexity in 2025. The weakening of the US dollar against major market currencies, including a notable depreciation versus the Israeli shekel, has adversely impacted profitability for export-oriented operations with a cost base partially denominated in stronger local currencies.

Heading further into 2025, the global economy faces a more fragmented growth outlook. Geopolitical tensions in Eastern Europe and the Middle East, alongside strategic competition among major economies, continue to pose risks to energy markets and global trade flows. Trade policy uncertainty has increased, with the expansion and reconfiguration of tariffs, targeted export controls, and industrial policy measures influencing cross-border investment and sourcing decisions. In particular, selective tariff increases and subsidy regimes in key markets are reshaping supply chains, accelerating regionalization trends, and raising input costs in certain segments. Meanwhile, uneven growth in China, modest expansion in the United States, and subdued momentum in parts of Europe contribute to continued variability in commodity demand and capital investment, reinforcing the need for operational agility and disciplined cost management.

For further information regarding Risks Related to our Industry and Business, see “Item 3 - Key Information— D. Risk Factors”.
ICL Group Limited 212

As a multinational company our financial results are affected by changes in the demand for basic agricultural products, global economic trends, changes in terms of trade and financing, and fluctuations in currency exchange rates. As part of our business strategy implementation, we take steps to adapt our marketing and production policies to evolving global market conditions, improve cash flow, diversify sources of finance, strengthen our financial position, and optimize efficiency and minimize costs.

In 2025 and 2024, approximately 56% and 54%, respectively, of our total sales derived from production activities outside of Israel. In both 2025 and 2024, approximately 4% of our total sales derived from sales in Israel. There is not a single customer on which we are materially dependent, or that accounted for more than 10% of the Company’s total sales in 2025.

Our financial statements are presented in US dollars. Most sales are in dollars, with some in euros, and certain Israeli expenses in shekels. Shekel devaluation improves profitability, while euro devaluation reduces it. In 2025, results were negatively affected by shekel appreciation partially offset by the hedging impacts and the Brazilian real depreciation.

We hedge certain exposures, including sales and operating expenses not denominated in our functional currency, particularly NIS and other non-functional currencies, as well as exposure to marine transportation and energy prices. The extent of our hedging activities is determined by management based on estimates of sales and operating expenses and expectations regarding market conditions.

For further information, see “Item 5 – Financial Results and Business Overview— A. Operating Results” and "Item 11 - Quantitative and Qualitative Disclosures about Market Risk".

Energy expenses represented approximately 7% and 6% of total operating costs in 2025 and 2024, respectively, reflecting a 28% year-over-year increase, mainly driven by electricity and natural gas expenses.

ICL is a major natural gas consumer in Israel and has transitioned key facilities to natural gas, reducing emissions, improving output quality, and lowering maintenance costs. For further information, including details of the specific natural gas purchasing agreements undertaken by the Company, see Note 18 to our Audited Financial Statements and “Item 4 - Information on the Company— B. Business Overview”

Marine transportation expenses in 2025 and 2024 amounted to approximately $249 million and $287 million, respectively, comprising 4% of our total operating costs for each year. The decrease is primarily attributed to decreasing marine transportation costs.
ICL Group Limited 213

Industrial Products segment Trends

ICL's Industrial Products segment is closely tied to activity levels across various industries, including electronics, construction, automotive, oil drilling, furniture, pharmaceutical, agro, textile and water treatment.

In 2025, approximately 46% of global bromine consumption was attributed to flame-retardants, around 22% was used in clear brine fluids, while the remaining share was utilized in chemical intermediates, industrial applications, water treatment, and other specialized uses.

Below are the trends of the business lines main activities:

Flame retardants: In 2025, demand remained weak across all flame-retardant applications, mainly due to subdued activity in end markets — particularly the building and construction sectors.  This was largely driven by ongoing economic challenges in China and Europe which negatively impacted consumer goods consumption.

ICL’s phosphorus-based flame retardants also faced soft demand, compounded by global economic conditions and excess production capacity in China, which exerted downward pressure on prices. However, ICL’s successful anti-dumping claims in the EU and US during 2024-2025 against imports of tris (2-chloro-1-methylethyl) phosphate (TCPP) from China resulted in the EU imposing 63% duties and the US imposing 200% duties. These trade measures supported stronger sales volumes and improved pricing during 2025.

While regulatory pressure on plastic additives continues, emerging global trends such as electric vehicles (EV), automation, digitalization, and energy-efficient construction are supporting growing demand for new flame retardants that meet evolving regulatory standards.

Industrial solutions: In 2025, demand for elemental bromine remained soft, particularly in the flame retardants and agro markets, reflecting global economic dynamics.
Demand in agro market was low, mainly due to high inventory levels in end markets. Industrial Services, specifically functional fluids, experienced stable demand. Similarly, clear brine fluids maintained steady demand, consistent with typical drilling activity cycles.

Specialty minerals: In 2025, magnesia and calcium products were characterized by higher competition across most applications. Solid MgCl2 - usage increased, mainly due to its expended use as a prime de-icer following a favorable winter season. Since the end of 2022, Packed KCl market has experienced an excess supply of KCl which has significantly increased competition. Consequently, we implemented a price reduction strategy in 2024, which enabled us to maintain our market share in 2025. In pure KCL, we experienced increased demand, particularly for sodium replacer and pharmaceutical applications.
ICL Group Limited 214

Potash segment Trends

The 2024/25 and 2025/26 crop cycles benefited from mostly favorable weather, supporting yields in key regions, and generally weighing on prices. While corn, wheat, and rice prices decreased by 2.1%, 9.7%, and 30.4% respectively year-over-year, soy price increased by 6.7% in 2025.

Corn production for 2024/25 and 2025/26 crop cycles is projected at 1.2-1.3 billion tonnes, above the five-year average of 1.2 billion tonnes, driven mostly by higher outputs in the Americas. In the US, planted area increased by 5% to 95-million acres in 2025/26, as farmers favoured corn over soybeans due to growing concerns over US-China trade relations. Production was further supported by near-ideal growing conditions, which boosted yields by 4% year-over-year. In Latin America, Brazil delivered a record 126 million tonnes during the 2025 Safrinha, and Argentina produced 50 million tonnes despite early weather challenges.

Soy production is also tracking higher, estimated at 427 million tonnes for 2024/25 and 426 million tonnes for 2025/26 (the prior five-year average of 369 million tonnes). This growth is driven primarily by Brazil, reflecting expanded planted area, strong yields, and market opportunism following strained US-China relations. Meanwhile, wheat production is recovering, with output estimated at 842 million tonnes for 2025/26, supported by improved production in Europe and record levels in Australia.

Nevertheless, rising consumption continues to tighten supply buffers. According to the US Department of Agriculture’s (USDA) January 2026 WASDE report, the stock-to-use ratio is projected to decline to 26-27%, down from the five-year average of 29%. This indicates that the market remains exposed to price volatility from any future supply disruption.

Global potash market - average prices and imports:

Average prices	2025	2024	VS 2024
Granular potash – Brazil	CFR spot ($ per tonne)	348	299	16.4%
Granular potash – Northwest Europe	CIF spot/contract (€ per tonne)	355	349	1.7%
Standard potash – Southeast Asia	CFR spot ($ per tonne)	348	294	18.4%
Potash imports
To Brazil	million tonnes	13.3	13.4	(0.7)%
To China	million tonnes	12.8	12.6	1.6%
To India	million tonnes	2.9	3.1	(6.5)%

Sources: CRU (Fertilizer Week Historical Price: December 2025), SIACESP (Brazil), United Port Services (Brazil), FAI (India), Chinese customs data, Global Trade Tracker (GTT).

As for potash, 2025 marked a turning point after two consecutive years of decreased prices. Early in the year, supply tightened following Belaruskali's announcement of production cuts. At the same time, uncertainty emerged with the introduction of new US import tariffs, which initially appeared to include Canadian MOP. Although potash was later exempt, global prices had already reacted upward. By the end of the first quarter, spot prices for granular potash in Brazil and Europe, as well as standard potash in Southeast Asia, were 6-13% higher quarter-over-quarter.
ICL Group Limited 215

The positive momentum strengthened through the second quarter of 2025, as favorable affordability and robust demand pushed spot prices even higher. By mid-year, new contracts were concluded, first with India at $349/mt, and then with China at $346/mt, reflecting increases of $65 and $73 /mt, respectively.

During the second half of the year, sentiment weakened as softer agricultural fundamentals reduced fertilizer demand, causing most spot potash prices to stabilize or decline in the third and fourth quarters. Nevertheless, the year closed on a positive note when China, facing low inventories, agreed to a 2026 contract at $348/mt in late November.

Magnesium Trends

In 2025, demand in the aluminum market, in which magnesium is utilized as a strengthening element, as well as in the automotive sector, was relatively soft due to global economic uncertainty impacting end consumers.

Trends affecting Phosphate Solutions segment

Key phosphate fertilizer benchmarks recorded an average year-over-year increase of 20% in 2025. The market opened the year with strong momentum, underpinned by favorable growing conditions, concerns over the impact of new tariffs, and limited international availability from China. However, dynamics shifted notably midway through the third quarter as affordability concerns intensified. This sentiment shift triggered a period of buyer caution and price corrections, creating a challenging environment for producers; finished fertilizer prices declined just as raw material costs, specifically sulphur, surged, severely compressing industry margins. Developments in the key phosphate markets are described below.

Throughout 2025, the Chinese government prioritized domestic fertilizer availability through stringent export management. During the first five months, DAP/MAP exports dropped below 200,000 tonnes, a significant decline from the 1.6 million tonnes recorded in 2024 and the five-year average of 2.4 million. This policy successfully mitigated domestic inflation, with local DAP benchmarks rising less than international prices, despite an increase of exports of superphosphate and NP fertilizers.

Following the easing of seasonal domestic demand, an export window opened between June and November. Shipments reached 4.9 million metric tonnes—marginally exceeding the five-year average—which increased global supply and softened international prices. However, the government re-imposed restrictions in the fourth quarter, signaling that 2026 may see stricter grade limitations and a more constrained export timeframe.

India’s phosphate trade began 2025 on a subdued note, mirroring the slow start seen in China. Importers initially deferred purchases, anticipating that weak demand in the first half would soften international pricing, a move intended to improve retail economics and alleviate government subsidy pressures. However, this strategy proved ineffective. Restricted Chinese exports kept Indian inventories critically low just as a robust monsoon catalyzed strong farm demand. Forced to rebuild stock aggressively, importers drove prices upward; DAP peaked at $812 per tonne in July 2025, approximately $260 above the previous year’s levels. Prices began to ease toward year-end; despite continued firm local demand, improved stock levels and shifting international sentiment pressured values downward.
ICL Group Limited 216

The US phosphate market experienced significant volatility in 2025, defined by shifting trade policies and fluctuating agricultural economics. While imports from Morocco and Russia have been subject to countervailing duties (CVDs) since 2020, the Trump Administration introduced broad tariffs on most foreign phosphate suppliers in early 2025, raising import costs and supporting higher domestic prices. Despite these measures, farmer sentiment remained strong in the first half of the year, supported by a weaker US dollar and improved agricultural export economics. Consequently, US farmers planted more than 95 million acres of corn, a 5% year-over-year increase, which underpinned fertilizer demand. As a result, DAP FOB NOLA prices rose from $578 per short tonne ($637/mt) at the end of 2024 to a peak of $805 per short tonne ($887/mt) in August 2025.

Market dynamics shifted in the second half of the year, with DAP FOB NOLA prices corrected by $190 per short tonne ($209/mt) by year-end. While seasonal price adjustments are typical, the magnitude of this decline was exacerbated by buyer caution and weaker-than-expected Autumn Fill demand. Import data reflects this contraction, with DAP/MAP volumes for the first nine months down 40% year-over-year and 31% below the five-year average. Regulatory developments also influenced the market significantly in the fourth quarter. In October, the US Senate initiated an investigation into competition within the seed and fertilizer sectors; shortly thereafter, in November, the Administration removed tariffs on most fertilizers.

Despite a weather-delayed start to the year, Brazilian market liquidity improved consistently throughout the first quarter as conditions for the Safrinha corn crop stabilized. Optimism regarding potential agricultural gains from US/China trade tensions fueled bullish sentiment, driving importers to secure stock. This momentum pushed phosphate prices significantly higher; by the end of the second quarter, MAP and TSP reached $755 per tonne and $595 per metric tonne, respectively, marking a year-on-year increase of approximately $140-145.

The market trend reversed in the second half of the year as sentiment turned negative. MAP CFR Brazil peaked at $760/mt in early July before undergoing a steady decline, ending the year at $630/mt. This correction was driven by a deterioration in fundamentals: expected benefits from trade tensions failed to materialize as soybean prices underperformed and credit tightened. Simultaneously, firm import volumes led to a buildup of domestic inventories. By year-end, high prices and affordability constraints had significantly altered the consumption mix. Eleven-month data highlight a reduction in DAP/MAP imports relative to the five-year average, contrasted by growth in TSP and SSP volumes as buyers pivoted toward more affordable alternatives.

The Indian phosphoric acid price rose consistently throughout 2025 from $1,055 per tonne P2O5 in the first quarter, to $1,290 per metric tonne P2O5 in the final quarter. Contracts are typically negotiated on a quarterly basis and tend to reflect movements in DAP/MAP prices, while also being influenced by raw material cost trends.

Sulphur availability and prices have posed serious concerns through 2025. Firm demand from the metals sector in Southeast Asia, and the phosphate sector in China, coupled with tight availability, particularly from Russia and other countries in the Former Soviet Union (FSU), drove FOB Middle East prices up from $165 per tonne at the end of 2024, to $515 per tonne by the end of 2025.

Global Phosphate commodities market - average prices:

Average prices	$ per tonne	2025	2024	VS 2024
DAP	CFR India Spot	720	587	23%
TSP	CFR Brazil Spot	555	465	19%
SSP	CPT Brazil inland 18-20% P2O5 Spot	296	283	5%
Sulphur	Bulk FOB Adnoc monthly contract	286	100	186%

Source: CRU (Fertilizer Week Historical Prices, December 2025).

In 2025, global phosphate specialties sales increased year-over year despite a continued competitive market environment. Prices experienced pressure due to overcapacity in the market resulting from new production capacities and lower input costs. Furthermore, slow economic growth rates fueled competition for market share and volumes. Food-grade white phosphoric acid sales were stable compared to 2024, with higher volume offset by lower selling prices. Volumes for industrial specialties and food products experienced a significant uptick during the year, while prices decreased in line with raw material costs. The Battery Materials market in China experienced an upward trend, with demand increasing at higher prices compared to the previous year.
ICL Group Limited 217

Growing Solutions Segment Trends

The Growing Solutions segment serves the agriculture and Turf & Ornamental markets. A key trend is the expansion of traditional commodity producers into specialty fertilizers, offering more specialized and higher-value products. Additionally, the industry is witnessing consolidation through acquisitions and mergers, with larger players absorbing smaller specialty fertilizer companies worldwide.

Specialty Agriculture Markets:

The Specialty agriculture markets encompass open-field crops such as rice, corn, potatoes, vegetables, fruits, as well as orchards and greenhouses.

Our product portfolio for this sector includes eight main groups: (1) soluble fertilizers, including water-soluble straights like MKP, MAP and PeKacid, along with water soluble NPK blends (WSNPK); (2) Micronutriants; (3) controlled release fertilizers (CRF); (4) liquid NPKs; (5) seed treatment; (6) biostimulants; (7) adjuvants; and (8) soil conditioners.

The specialty agriculture markets continue to grow steadily, driven by rising global population, limited arable land, and evolving regulatory frameworks. Increasingly stringent regulations at local and national levels are encouraging more efficient fertilizer use, such as China’s restrictions on nitrogen application and measures to limit nitrogen leaching across several European countries. Demand remains particularly strong in key markets like China, India, and Brazil, while Europe shows more moderate growth. However, the growth of Controlled Release Fertilizers (CRF) in Europe is expected to be robust, supported by initiatives such as the European Green Deal and the Farm to Fork strategy.

The Controlled Release Fertilizer (CRF) market is expanding globally, with notable growth in China, where both demand and production capacity have risen significantly – driven primarily by producers like Kingenta and Moith. In the US, the market is also growing, although capacity expansion is mainly focused on lower-grade CRFs from companies such as Nutrien and Pursell. In Brazil, CRF adoption is accelerating rapidly, supported by the region’s challenging climate and poor soil conditions. While field trials have demonstrated the clear economic and environmental benefits of CRF use, broader adoption remains limited due to its higher cost relative to traditional fertilizers.

In October 2024, the EU Commission published new biodegradability criteria for coating agents used in Controlled Release Fertilizers (CRFs), which will take effect on October 17, 2028. From that date, all CRFs sold in the EU must comply with these standards. In response, the Company has developed innovative biodegradable CRF technologies under the eqo.x and eqo.s brands, ensuring compliance ahead of the regulatory deadline.

The soluble fertilizer market continues to evolve, with some commodity- focused producers enhancing their presence in specialty fertilizers. In China, government's policies aimed at improving fertilizer efficiency and reducing overall consumption have led to a sharp increase in WSNPK blending supply. Similarly, in India, the adoption of drip irrigation systems is accelerating the shift toward water-soluble fertilizers, which are seen as more efficient than conventional fertilizers. Consequently, compound NPK producers are exploring new growth opportunities, contributing to increased WSNPK supply.
ICL Group Limited 218

In China, rising demand for specialty fertilizers is driven by the expansion of high-value crops, which offer promising returns. At the same time, shifts in farming practices — driven by weather variability, diverse crop types, and a shrinking agricultural labor force — are increasing reliance on drip irrigation. These trends are solidifying China's position as the world’s largest fertigation market.

Turf and Ornamental Horticulture Markets:

Turf and Landscape

The segment’s Turf and Landscape business serves the professional turf market (including golf courses and sports fields) as well as the landscape and lawn care markets.

In 2025, the professional turf market experienced stronger demand during the spring compared to 2024, with notable growth across most product categories –particularly in the professional sport and golf sectors. Favorable and mild weather conditions early in the year led to an earlier start to the fertilizer application season. However, mid-year granular fertilizers applications were somewhat limited due to drought conditions in Europe, which shifted demand toward liquid fertilizers and water conservations agents. The market continues to show growing interest in sustainable solutions, such as controlled release fertilizers and biostimulants. ICL offers a wide range portfolio of professional turf products to create a full integrated turf management program to keep grass strong and healthy.

The landscape and lawn care market in Europe remained affected by cautious consumer sentiment during most of 2025. High inflation over recent years and increased living costs continued to limit spending on gardening and landscaping services. Additionally, dry summer conditions further reduced applications volumes in the lawn service business. A modest recovery was observed in the second half of the year as conditions began to improve.

Ornamental Horticulture

The Ornamental Horticulture market includes container nursery growers, as well as producers of potted and bedding plants (typically grown in greenhouses).

At the beginning of 2025, demand in the ornamental horticulture market remained generally stable compared to 2024, particularly across Europe and North America. Consumer sales of green goods varied significantly by country and region, leading to different levels of potting activities. In mid-2025, green goods sales began to slow slightly. As a result, some distributors carried lower inventories of inputs during the second half of the year, having reduced higher-cost inventories toward the end of 2024.

FertilizerpluS Markets:

In 2025, demand for FertilizerpluS products, particularly Polysulphate standard and Polysulphate granular, remained relatively stable compared to 2024. India and North America continued to show growing adoption to these products, while Europe remained the largest market.
ICL Group Limited 219

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

You should not view adjusted operating income or adjusted net income attributable to the Company’s shareholders as a substitute for operating income or net income attributable to the Company’s shareholders as determined in accordance with IFRS, and you should note that our definitions of adjusted operating income and adjusted net income attributable to the Company’s shareholders may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income and adjusted net income attributable to the Company’s shareholders provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and its management's performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results over periods and provide for greater transparency of key measures used to evaluate our performance.

The table below reconciles total adjusted operating income and total adjusted net income attributable to the shareholders of the Company, to the comparable IFRS measures:

For the Year Ended December 31,
2025	2024	2023
US$ millions
Operating income	580	775	1,141
Charges related to the security situation in Israel (1)	54	57	14
Impairment and write-off of assets and provision for site closure (2)	131	35	49
Provision for early retirement (3)	28	4	16
Legal proceedings, dispute, and other settlement expenses (4)	80	2	(2)
Total adjustments to operating income	293	98	77
Adjusted operating income	873	873	1,218
Net income attributable to the shareholders of the Company	226	407	647
Total adjustments to operating income	293	98	77
Total tax adjustments (5)	(54)	(21)	(9)
Total adjusted net income - shareholders of the Company	465	484	715

(1)	For 2025, 2024 and 2023, reflects charges relating to the security situation in Israel.

(2)
For 2025, reflects mainly asset write-offs resulting from the closure of LFP projects, impairment of assets in the Company’s UK operation, and a small R&D activity in Israel, following the implementation of the Company’s strategy, including efficiency and cost-reduction programs. It also includes asset write-offs related to a fire at Ashdod Port and two portfolio companies due to failed business continuity and funding. For 2024, reflects mainly a write-off of assets resulting from the closure of small sites in Israel and Turkey. For 2023, reflects mainly a write-off of assets related to restructuring at certain sites, including site closures and facility modifications as part of the Company’s global efficiency plan.

(3)	For 2025, 2024 and 2023, reflects provisions for early retirement due to restructuring at certain sites, as part of the Company’s global efficiency plan.

(4)
For 2025, reflects a provision for prior years following a Supreme Court ruling regarding water extraction fees in the Dead Sea concession area. For 2024, reflects reimbursement of arbitration costs associated with the Ethiopian potash project. For 2023, reflects a reversal of a legal provision.

(5)	For 2025, 2024 and 2023, reflects the tax impact of adjustments made to operating income.

ICL Group Limited 220

Results of Operations

In our year‑over-year comparisons, we present the primary drivers of change in the Company’s results of operations. This discussion is based, in part, on management’s best estimates of the main trends' impact on our businesses. We have also based the following discussion on our financial statements, and as such, you should read such discussion together with them.

We have elected to omit discussion on the earliest of the three years covered by the consolidated financial statements presented. Refer to "Item 5 - Financial Results and Business Overview" located in our Form 20-F for the fiscal year ended December 31, 2024, filed on March 13 ,2025, for reference to discussion of the fiscal year ended December 31, 2024, the earliest of the three fiscal years presented.

Set forth below are our results of operations for the years ended December 31, 2025 and 2024.

For the Years Ended December 31,		% Increase (Decrease)
2025	2024
$ millions	$ millions
Sales	7,153	6,841	5%
Cost of sales	4,967	4,585	8%
Gross profit	2,186	2,256	(3)%
Selling, transport and marketing expenses	1,114	1,114	0%
General and administrative expenses	299	259	15%
Research and development expenses	70	69	1%
Other expenses	161	60	168%
Other income	(38)	(21)	81%
Operating income	580	775	(25)%
Finance expenses	298	181	65%
Finance income	(159)	(41)	288%
Finance expenses, net	139	140	(1)%
Share in earnings of equity-accounted investees	-	1	(100)%
Income before taxes on income	441	636	(31)%
Taxes on income	161	172	(6)%
Net income	280	464	(40)%
Net income attributable to non-controlling interests	54	57	(5)%
Net income attributable to shareholders of the Company	226	407	(44)%
Earnings per share attributable to shareholders of the Company:
Basic earnings per share (in dollars)	0.18	0.32	(44)%
Diluted earnings per share (in dollars)	0.18	0.32	(44)%

ICL Group Limited 221

Results of operations for the Year 2025

Sales	Expenses	Operating income
$ millions
YTD 2024 figures	6841	(6,066)	775
Total adjustments YTD 2024*	-	98	98
Adjusted YTD 2024 figures	6,841	(5,968)	873
Quantity	(56)	30	(26)
Price	298	-	298
Exchange rates	70	(113)	(43)
Raw materials	-	(129)	(129)
Energy	-	(2)	(2)
Transportation	-	34	34
Operating and other expenses	-	(132)	(132)
Adjusted YTD 2025 figures	7,153	(6,280)	873
Total adjustments YTD 2025*	-	(293)	(293)
YTD 2025 figures	7,153	(6,573)	580

* See "Adjustments to reported operating and net income (non-GAAP)" above.

-
Quantity – The negative impact on operating income was mainly due to lower sales volumes of potash, bromine-based flame retardants, elemental bromine and FertilizerpluS products. This was partially offset by higher sales volumes of WPA, food specialties, phosphate fertilizers, industrial salts, MAP used as raw materials for energy storage solutions, phosphorus-based flame retardants, clear brine fluids and specialty agriculture products.

-
Price – The positive impact on operating income was primarily related to an increase of $34 in the potash price (CIF) per tonne, as well as higher selling prices of phosphate fertilizers, specialty agriculture products, FertilizerpluS products, bromine- and phosphorus-based flame retardants, elemental bromine, and specialty minerals products. This was partially offset by lower selling prices of food specialties and WPA.

-
Exchange rates – The unfavorable impact on operating income was mainly due to higher operational costs resulting mainly from the appreciation of the average exchange rate of the euro and the Israeli shekel against the US dollar, which outweighed their positive impact on sales. This impact was partially offset by a favorable impact from the Brazilian real depreciation.

-
Raw materials – The negative impact on operating income was primarily related to higher costs of sulphur, commodity fertilizers and nitrogen. This was partially offset by lower costs of ammonia and raw materials used in the production of industrial solutions products.

-	Transportation – The positive impact on operating income was due to reduced marine transportation costs, primarily to Brazil, China and India.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs, as well as higher royalties' payments.
ICL Group Limited 222

Financing Expenses, Net

Net financing expenses for the year ended December 31, 2025, amounted to $139 million compared to $140 million in 2024, a decrease of $1 million.

Tax Expenses

In 2025, the Company’s reported tax expenses totaled $161 million, compared to $172 million in 2024, reflecting an effective tax rate of 37% and 27%, respectively. The relatively higher effective tax rate in 2025 was primarily attributable to the recognition of an impairment in our UK operation for which no deferred tax benefit was recorded.

Government Takes

The following table sets forth the total Government Takes (GT) the Company paid to the State of Israel in 2025, 2024 and 2023:

Year Ended December 31,	$ millions	NIS millions
2025	442	1,524
2024	364	1,348
2023	652	2,399

The GT include, among others, royalties, leases, dividend withholding tax, payroll taxes and social security and payments relating to taxes, including advances regarding the Surplus Profit Levy.

Expected Expenses for Equity and Cash Compensation Plans

Based on existing grants under the amended 2014 Equity Compensation Plan, the expected total expenses for the periods ending December 31, 2026, December 31, 2027, and December 31, 2028, are approximately $9 million, $3 million, and $1 million, respectively. For further information, see Note 19 to our Audited Financial Statements.
ICL Group Limited 223

Segment Information

Segment revenue, expenses and results include inter-segment transfers, which are based on transactions prices in the ordinary course of business. This is aligned with reports that are regularly reviewed by the Chief Operating Decision Maker. Inter-segment transfers are eliminated as part of the financial statements' consolidation process.

Industrial Products segment - Results of operations for the year 2025

2025	2024
$ millions	$ millions
Segment Sales	1,254	1,239
Sales to external customers	1,238	1,220
Sales to internal customers	16	19
Segment Operating Income	220	224
Depreciation and amortization	60	57
Segment EBITDA	280	281
Capital expenditures	81	94

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2025	2024
$ millions	$ millions
Asia	403	438
Europe	382	388
North America	389	327
South America	21	20
Rest of the world	43	47
Total	1,238	1,220

ICL Group Limited 224

Sales	Expenses	Operating income
$ millions
YTD 2024 figures	1,239	(1,015)	224
Quantity	(58)	42	(16)
Price	63	-	63
Exchange rates	10	(23)	(13)
Raw materials	-	11	11
Energy	-	(2)	(2)
Transportation	-	1	1
Operating and other expenses	-	(48)	(48)
YTD 2025 figures	1,254	(1,034)	220

-
Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of bromine-based flame retardants, elemental bromine and phosphorus-based industrial solutions. This impact was partially offset by higher sales volumes of phosphorus-based flame retardants and clear brine fluids.

-
Price – The positive impact on operating income was due to higher selling prices of elemental bromine, phosphorus- and bromine-based flame retardants and specialty minerals. This was partially offset by decreased prices of clear brine fluids.

-
Exchange rates – The negative impact on operating income was mainly due to higher operational cost resulted from the appreciation of the average exchange rate of the Israeli shekel and the euro against the US dollar, partially offset by higher sales driven by the stronger euro.

-	Raw materials – The positive impact on operating income was driven by decreased raw materials costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher operational expenses.
ICL Group Limited 225

Potash segment - Results of operations for the year 2025

2025	2024
$ millions	$ millions
Segment Sales	1,714	1,656
Potash sales to external customers	1,308	1,237
Potash sales to internal customers	89	95
Other and eliminations (1)	317	324
Gross Profit	622	650
Segment Operating Income	298	250
Depreciation and amortization	254	242
Segment EBITDA	552	492
Capital expenditures	367	332
Potash price - CIF ($ per tonne)	333	299

(1)	Primarily includes salt produced in Spain, metal magnesium-based products, chlorine, and sales of excess electricity produced by ICL’s power plant at the Dead Sea in Israel.

Below is a geographical breakdown of our sales to external customers by customer location:

Year Ended December 31,
2025	2024
$ millions	$ millions
Europe	443	405
South America	421	401
Asia	390	352
North America	175	202
Rest of the world	102	102
Total	1,531	1,462

ICL Group Limited 226

Sales	Expenses	Operating income
$ millions
YTD 2024 figures	1,656	(1,406)	250
Quantity	(60)	38	(22)
Price	102	-	102
Exchange rates	16	(31)	(15)
Raw materials	-	3	3
Energy	-	(9)	(9)
Transportation	-	24	24
Operating and other expenses	-	(35)	(35)
YTD 2025 figures	1,714	(1,416)	298

-
Quantity –The negative impact on operating income was primarily due to lower potash sales volumes in the US, as well as decreased sales volumes of magnesium, partially offset by higher potash sales volumes, mainly in Europe and India.

-	Price –The positive impact on operating income was primarily driven by a $34 year-over-year increase in the potash price (CIF) per tonne.

-
Exchange rates – The unfavorable impact on operating income was mainly due to higher operational costs resulting from the appreciation of the average exchange rate of the euro and the Israeli shekel against the US dollar, partially offset by higher sales driven by the stronger euro and pound.

-	Energy – The negative impact on operating income was primarily due to higher water fees.

-	Transportation – The positive impact on operating income was primarily due to reduced marine transportation costs, primarily to Brazil, China and India.

-	Operating and other expenses –The negative impact on operating income was primarily related to higher maintenance and operational costs, as well as higher royalties' payments.

ICL Group Limited 227

Potash – Production and Sales

Thousands of Tonnes	2025	2024
Production	4,377	4,502
Total sales (including internal sales)	4,320	4,556
Closing inventory	286	229

-	Production – Production was 125 thousand tonnes lower year-over-year, mainly due to operational challenges.

-
Sales – The quantity of potash sold was 236 thousand tonnes lower year-over-year, mainly due to lower production in the first half of the year and adverse weather conditions toward year-end that disrupted loading operations at Ashdod Port, leading to reduced sales volumes primarily in the US and South America.

Phosphate Solutions segment - Results of operations for the year 2025 (1)

2025	2024
$ millions	$ millions
Segment Sales	2,333	2,215
Sales to external customers	2,156	2,049
Sales to internal customers	177	166
Segment Operating Income	342	358
Depreciation and amortization	186	191
Segment EBITDA	528	549
Capital expenditures	336	340

(1)
For 2025, Phosphate Specialties accounted for $1,332 million of segment sales, $157 million of operating income, $49 million of D&A and $206 million of EBITDA, while Phosphate Commodities accounted for $1,001 million of segment sales, $185 million of operating income, $137 million of D&A and represented $322 million of EBITDA.

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2025	2024
$ millions	$ millions
Asia	687	594
North America	573	567
Europe	454	478
South America	340	306
Rest of the world	102	104
Total	2,156	2,049

ICL Group Limited 228

Sales	Expenses	Operating income
$ millions
YTD 2024 figures	2,215	(1,857)	358
Quantity	27	(6)	21
Price	73	-	73
Exchange rates	18	(21)	(3)
Raw materials	-	(96)	(96)
Energy	-	(1)	(1)
Transportation	-	9	9
Operating and other expenses	-	(19)	(19)
YTD 2025 figures	2,333	(1,991)	342

-
Quantity – The positive impact on operating income was primarily due to higher sales volumes of phosphate fertilizers, WPA, phosphate-based food additives, salts and MAP used as raw materials for energy storage solutions.

-
Price – The positive impact on operating income was primarily related to higher selling prices of phosphate fertilizers and MAP used as raw materials for energy storage solutions. This was partially offset by lower selling prices of phosphate-based food additives, WPA and salts.

-
Exchange rates – The unfavorable impact on operating income was mainly due to higher operational costs resulting mainly from the appreciation of the average exchange rate of the euro and the Israeli shekel against the US dollar. This impact was partially offset by higher sales resulting mainly from the appreciation of the British pound.

-	Raw materials – The negative impact on operating income was primarily due to higher costs of Sulphur, partially offset by lower cost of ammonia.

-	Transportation – The positive impact on operating income was due to a decrease in marine and inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational expenses.

ICL Group Limited 229

Growing Solutions segment - Results of operations for the year 2025

2025	2024
$ millions	$ millions
Segment Sales	2,063	1,950
Sales to external customers	2,048	1932
Sales to internal customers	15	18
Segment Operating Income	135	128
Depreciation and amortization	78	74
Segment EBITDA	213	202
Capital expenditures	95	98

Below is a geographical breakdown of our sales to external customers, by customer location:

Year Ended December 31,
2025	2024
$ millions	$ millions
Europe	766	727
South America	651	627
Asia	270	248
North America	204	168
Rest of the world	157	162
Total	2,048	1,932

ICL Group Limited 230

Sales	Expenses	Operating income
$ millions
YTD 2024 figures	1,950	(1,822)	128
Quantity	1	(1)	-
Price	92	-	92
Exchange rates	20	(19)	1
Raw materials	-	(79)	(79)
Energy	-	10	10
Operating and other expenses	-	(17)	(17)
YTD 2025 figures	2,063	(1,928)	135

-	Price – The positive impact on operating income was due to higher selling prices of specialty agriculture, turf and ornamental and FertilizerpluS products.

-
Exchange rates – The favorable impact on operating income was mainly due to the appreciation of the average exchange rate of the euro and the Israeli shekel against the US dollar, partially offset by the depreciation of the Brazilian real.

-	Raw materials – The negative impact on operating income was primarily related to higher costs of commodity fertilizers, sulphur and nitrogen.

-	Energy - The positive impact on operating income was primarily due to decreased electricity and gas prices.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs.

ICL Group Limited 231

B. LIQUIDITY AND CAPITAL RESOURCES

Overview

As of December 31, 2025, ICL had a balance of $496 million in cash, cash equivalents, short-term investments and deposits. In addition, the Company has long‑term credit facility totaling about $1.55 billion and a securitization facility of $350 million. As of December 31, 2025, the Company had utilized approximately $497 million and $325 million of these facilities, respectively.

Furthermore, our net financial liabilities were $2,260 million, including $1,880 million in long‑term debt (excluding current maturities) and $876 million in short‑term debt (including current maturities of long‑term debt). The long-term debt consists of debentures totaling $1,138 million and loans from financial institutions and lease liabilities totaling $742. Short‑term debt consists of $439 million in short-term loans from financial institutions and $437 million in current maturities of debentures, loans and lease liabilities. For more information about the currencies in which the Company's liabilities are denominated and their interest rates, see Note 13 to our Audited Financial Statements.

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

We regularly evaluate our capital structure and explore financing transactions to strengthen our balance sheet, including those that reduce leverage, interest rates and/or extend maturities. We may also continue to make debt or equity purchases from time to time, or seek to raise additional debt or equity capital, depending on market conditions.

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

As of December 31, 2025, we had no material off-balance sheet arrangements other than the amounts described in Note 18A to our Audited Financial Statements.

The Company’s primary contractual obligations consist of commitments to purchase raw materials and energy in the ordinary course as well as agreements to secure its gas supply needs. For information about the Company's contractual obligations, see Note 18 to our Audited Financial Statements.
ICL Group Limited 232

Credit Facilities

Sustainability-linked Revolving Credit Facility (RCF)

In April 2023, the Company entered into a $1,550 million Sustainability-Linked Revolving Credit Facility Agreement between its subsidiary ICL Finance B.V., as borrower, and a consortium of twelve international banks. In April 2024, all participating banks agreed to extend the RCF agreement for an additional year until April 2029. In April 2025, eleven of the participating banks agreed to extend the RCF agreement for an additional year until April 2030. As a result, effective April 2029, the credit facility amount will be $1,400 million. As of December 31, 2025, the Company had utilized about $497 million of its facility framework.

Securitization

In December 2025, the Company signed a new securitization agreement with four international banks for a committed amount of $350 million and an additional uncommitted $100 million, maturing in December 2030. This agreement replaces the prior securitization facility, which recently matured, and includes slightly improved terms compared to the previous agreement. As of December 31, 2025, ICL had utilized approximately $325 million of the facility.

Debentures

In May 2025, the Company completed an expansion of its Series G debentures in Israel, in the amount of NIS 850 million (approximately $236 million). Following the expansion, the total outstanding principal of the Series G debentures amounts to NIS 1,570 million (approximately $436 million). The Series G debentures have been rated "ilAA" by Standard & Poor's Maalot rating agency.

In December 2025, the Company repaid NIS 33 million (approximately $10 million) of Series G debentures, as scheduled.

Subsequent to date of the report, in January 2026, the Company repaid a $46 million private placement bond, as scheduled.

For further information, see Note 13 to our Audited Financial Statements.
ICL Group Limited 233

Ratings and financial covenants

S&P

In July 2025, the S&P credit rating agency reaffirmed the Company’s international credit rating and senior unsecured rating of 'BBB-'. In addition, the S&P Maalot credit rating agency reaffirmed the Company’s credit rating of 'ilAA' with a stable rating outlook.

Fitch Ratings

In May 2025, Fitch Ratings reaffirmed the Company’s long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term issuer default rating is stable.

Financial Covenants

For a description of material financial covenants in the Company’s loan agreements and any potential risk relating to compliance with them, credit facilities, sale of receivables under securitization transactions and information on material loans and debentures outstanding as of December 31, 2025, see Note 13 to our Audited Financial Statements.

Sources and Uses of Cash

The following table sets forth our cash flow for the periods indicated:

Year Ended December 31,
2025	2024
$ millions	$ millions
Net cash provided by operating activities	1,056	1,468
Net cash used in investing activities	(915)	(694)
Net cash used in financing activities	(195)	(846)

Operating Activities

Operating Activity decreased by $412 million, primarily due to net changes in operating assets and liabilities, as well as higher taxes paid.

Investing Activities

Net cash used in investing activities increased by $221 million mainly due to changes in investments in deposits and higher purchases for property, plant and equipment.

Financing Activities

Net cash used in financing activities decreased by $651 million mainly due to receipts of short debt and changes in credit facilities.
ICL Group Limited 234

Principal Capital Expenditures

ICL incurred capital expenditures of $624 million and $902 million for the years ended December 31, 2025, and 2024, respectively, which include investments in fixed and intangible assets. These amounts non-cash include investments related to lease agreements under IFRS 16 and the capitalization of expenses.

ICL’s principal capital expenditure over the last three years have consisted of work on the following main projects:

Salt harvesting in the Dead Sea. The Salt Harvest Project aims to provide a permanent solution to the rising water level of Pond 5 and preserve the water level at its maximum height (15.1 meters) by harvesting salt from this pond and transferring it to the Dead Sea's northern basin. According to an agreement with the Israeli government, the planning and execution of the Salt Harvest Project is performed by DSW. Since 2022, the volume of brines in Pond 5 has been preserved by the Salt Harvest Project. The Company and the State of Israel bear 80% and 20%, respectively, of the Permanent Solution's cost. However, the State's share will not exceed NIS 1.4 billion.

New harvesters for DSW. ICL Dead Sea’s raw material plant operates several floating barges that supply Carnallite to the production plants. In order to ensure continuous operation, the Company initiated a project for the construction of two new harvesters to replace the older ones. This investment will ensure the standardization of the harvesters' fleet and increase the reliability of the raw-material supply to production plants to support the Company's production goals.

New WSNPK Plant in India. Considering the increased demand for water soluble fertilizers (WSNPK) in India, following the growing use in drip irrigation systems, the Company has decided to establish a production facility near Pune, India, with a production capacity of 30kt. This facility will produce WSNPK using both local and imported raw materials, ensuring supply continuity and competitive pricing in this rapidly growing market.

LFP battery production in China. The Company operates two MAP plants, with a total annual capacity of 130 thousand tonnes, for battery minerals and fertilizers. 70 thousand tonnes of the total capacity derives from a new plant that began operating in 2022.

Investment in EHS related activities. We continuously invest in capital projects related to environmental protection, health and safety and in their proactive management. Over the next few years, we intend to invest significant capital to further reduce our air emissions, treat hazardous materials and reduce our overall negative environmental impact. These include investments that are required to comply with the Israeli Clean Air Law, European environmental regulations and other applicable regional environmental regulations.

Three emission treatment precipitators. To meet the emissions requirements of the Israeli Clean Air Law, it is essential to upgrade the system for gas treatment of the carnallite dryers by constructing three wet electrostatic precipitators (one for each dryer). The project was completed during 2025.

The Company finances its capital expenditures from cash flow from operations and from credit facilities.
ICL Group Limited 235

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

E-mobility/Sustainability: production of battery-grade MAP that are used as raw materials for energy storage solutions; hydrogen carriers for fuel cells; lithium battery recycling; recycling technologies for other materials.

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
ICL Group Limited 236

Below are the main areas of the R&D activities by segments:

Industrial Products

•
We continue to advance magnesia-based formulations targeting unmet market needs. We launched TextiMag®, a magnesium-based formulation designed for textile coatings that absorb body odors and enhance skin wellness. We are also marketing CareMag® D, a solution that enables the production of aluminum salt-free deodorants, already adopted by several leading international companies. In addition, we introduced FruitMag™, a new formulation used as a firming agent for post-harvest treatment of citrus fruits.

•	We continue to develop "low loss" flame retardants for intensive computing applications, including AI and data centers, in collaborating with leading industry players.

•	Our R&D efforts remain focused on enhancing the sustainability of our flame-retardant portfolio through Circular Economy solutions and the development of new sustainable products.

•	We are developing CDA, a solution for biofilm contamination across food, beverage, healthcare, and pharmaceutical markets, designed to integrates seamlessly into existing cleaning processes.

•	We are using our Bromoquel® product, a solution for treating bromine leakage, both within our own facilities and commercially to external customers

R&D expenses in the Industrial Products segment amounted to about $18 million in 2025.

Potash

•	The Potash segment continues to advance environmental research, including developing methods to treat and reduce effluents.

•	The segment is exploring alternative solutions to increase carnallite production capacity and quality in its evaporation ponds, with a focus on utilizing renewable energy sources.

•	Additional initiatives at potash production facilities focus on increasing production capacity while reducing industrial water consumption and overall production costs.

R&D expenses in the Potash segment amounted to about $4 million in 2025.
ICL Group Limited 237

Phosphate Solutions

•
The segment conducted an analysis of adapting various potential types of phosphate rock to produce phosphoric acid and its downstream products as part of an effort to utilize and increase existing phosphate reserves. In 2025, the segment advanced this initiative by analyzing additional types of phosphate, supported by focused R&D activities, pilot trials, plant testing and comprehensive economic feasibility assessments. The segment will continue these activities also in 2026 with a strategic focus on prioritizing opportunities that support long term growth.

•	Research was conducted regarding environmental protection, including developing methods to treat and reduce effluents and applications for Phosphogypsum uses and ponds reclamation.

•
The segment investigated opportunities to integrate waste steams into our production processes, fostering a closed-loop circular economy and development of future sources for sustainable fertilizer products.

•	The segment engaged in developing a new fertilizer product that contributes to plant growth, such as PK granulated fertilizer based on SOP.

•	The segment developed a process to meet the requirement to reduce Cadmium (Cd) content in the granulated fertilizers.

•
The Specialties R&D group supported further growth in the traditional markets and application areas of Meat/Poultry/Seafood, Dairy, and Bakery as evidenced by the establishment of three Centers of Excellence, located in Germany and in the US. A new food lab was opened in India to serve the customer needs of the region. We also expanded our footprint in emerging markets through sustainable and affordable solutions. New launches included innovative products beyond phosphates for clean label and texture improvement.

•
The Front-End Innovation group has scouted over 700 food technology start-ups globally to identify disruptive technologies for ICL Food Specialties. This rigorous process led to the successful identification and establishment of a partnership with Japan's largest food tech start-up, DAIZ Engineering (now called SproutX Inc). Their patented germination technology significantly reduces soybean off-flavors and enhances umami and fibrous structure, enabling the production of superior textured soy protein. After having been proven successful in the Japanese market, this innovation will now be introduced to the EU market through our collaboration, reinforcing ICL Food Specialties’ commitment to advancing cutting-edge solutions in plant-based meat and seafood alternatives.

•
The Company continued to diversify and develop its product portfolio for meat substitutes: ICL Food Specialties and DAIZ Engineering partnered to launch ROVITARIS® SprouTx™, a revolutionary textured soy protein developed with proprietary seed germination technology. This innovative solution effectively addresses key unmet needs in taste, texture, and nutrition for plant-based meat and seafood alternatives. The ROVITARIS® SprouTx® textured soy protein received the "Best Plant-Based Product" title at the World Food Innovation Awards and won the Plant-Based Category at the Fi Europe Innovation Awards. In 2025 the Company successfully launched the product in the European market, accompanied by widespread positive feedback from industry stakeholders and customers.

ICL Group Limited 238

•
In the fourth quarter of 2024, we announced a follow-on investment in Plantible Foods, an investment which builds upon ICL's initial participation and furthers the strategic collaboration between the two companies. In October 2023, ICL Food Specialties, in collaboration with Plantible Foods, launched Rovitaris Binding Solution powered by Rubi Protein. This innovative ingredient was honored with the Ingredient Idol award at the SupplySide West (SSW) conference in November 2024 and recognized as the most innovative food ingredient of the year. Our engagement with customers and showcasing prototypes at different conferences continues.

•
The Advanced Additives business introduced four new corrosion inhibitor additives within our Paints and Coatings portfolio. Two are targeted to replace chromium based anti-corrosion additives which have high toxicity and are under pressure for replacement in aluminum-based coatings. In addition, Novel oral care additives are under evaluation by major players globally with promising results.

R&D expenses in the Phosphate Solutions segment amounted to about $9 million in 2025.

Growing Solutions

The Growing Solutions segment promotes innovation and the development of new products and services.

Main R&D targets:

•
The development of controlled-release fertilizers with biodegradable coatings, designed to meet the EU Fertilizer Product standards, has been delayed from 2026 to 2028. In 2025, our biodegradable product was certified by CerTrust as compliant with the applicable biodegradation criteria.

•
Development of innovative bio-stimulant products, including bio-stimulants embedded or blended with ICL fertilizers, designed to enhance fertilizer performance and improve the plant resistance to abiotic stresses.

•
Development of biological bio-stimulants, both internally and externally, designed to encourage plant growth and enhance resilience to various stress conditions. In 2025, bacterial candidates were field-tested across different countries in the US with positive results. These candidates demonstrate potential for commercialization as bio-stimulants for soybean and cotton crops grown under extreme weather conditions within the next two years. They meet key product requirements, including efficacy, stability, shelf life, and compatibility with fertilizers..

•	Development of fertilizers to improve nutrient-use efficiency and reduce environmental emissions.

•	Development of liquid and fully soluble fertilizers supplemented with unique additives.

•	Development of products designed to improve water use efficiency.

•	Enhancement of micronutrients solutions and sulfur fertilizer formulations.
ICL Group Limited 239

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

Launches:

•
As part of the segment's efforts to expand its product portfolio and strengthen relationship with farmers, in 2024, the Company launched several new products in its bio-stimulants line, including microbial products. One of these is Bioz ActiJump, a biological inoculant for soybeans. It contains live nitrogen-fixing bacteria designed to enhance soybean growth by promoting more extensive root development and improving nitrogen fixation.

•
In 2025, we launched our foliar drone spray water-soluble fertilizer technology under the brand FertiBuzz globally and FertiDrone in India. The use of drones for foliar fertilizers application is gaining popularity, and the Company introduced a unique ultra-low volume fertilizer specifically formulated for effective drones-based application. In addition, the segment launched a new product under its FertilizerpluS product line – PotashpluS 45%, a compacted blend of Polysulphate® and potash, featuring a new nutrient ratio. This product provides an ideal combination of potassium and sulfur fertilizer, enriched with calcium and magnesium.

R&D expenses in the Growing Solution segment amounted to about $20 million in 2025.
ICL Group Limited 240

Circular Economy

For the past few years, we have engaged in the Circular Economy. For further information see “Item 4 - Information on the Company— Environmental, Health and Safety — Circular Economy”.

Intellectual property

We believe that our intellectual property is crucial for protecting and developing our business activities. As of December 31, 2025, ICL has approximately 707 patents granted in various countries, constituting 218 patent families.

The Company also has over 3,320 registered trademarks worldwide, including inter alia:

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
ICL Group Limited 241

D. TREND INFORMATION

Trend information is included throughout the other sections of “Item 5 - Financial Results and Business Overview— A. Operating Results”. In addition, fluctuations in the operating results may continue in the upcoming quarters. Specific material drivers of these trends are identified in the discussion above with respect to the years ended December 31, 2025 and 2024. Seasonality of our business is included in “Item 4 - Information on the Company— B. Business Overview” and “Item 3 - Key Information— D. Risk Factors”.

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

Note 2 to our Audited Financial Statements contains a table that sets forth information about assumptions made by ICL with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in future years.
ICL Group Limited 242

Item 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND OFFICERS

The following table lists the names and ages of our directors as of the publication date of this Annual Report. The mailing address of our directors is c/o ICL Group Ltd., 23 Aranha Street, Millennium Tower, Tel Aviv, 6120201, Israel.

Name	Age	Commencement date as director	Director Qualification		Financial Expertise		Membership in Board Committees
			Under the Israeli Companies Law	Under the NYSE rules	Under the Israeli Companies Law	Under the SEC rules
Yoav Doppelt (Executive Chairman of the Board)	57	December 2018 and as CoB since July 2019	(1)		-	-	-
Aviad Kaufman	55	March 2014	(1)		Financial Expert	-	Financing Committee (member)
Avisar Paz	69	April 2001	(1)	Independent Director	Financial Expert	-	Financing Committee (member)
Lior Reitblatt	68	November 2017	Independent Director	Independent Director	Financial Expert	Audit Committee Financial Expert	Audit & Accounting Committee (member) Compensation Committee (member)
Reem Aminoach	64	March 2017	(2)	Independent Director	Financial Expert	-	Regulation Committee (member)
Sagi Kabla	49	February 2016	(1)		Financial Expert	-	Financing Committee (Chair) Climate, Sustainability & Community Committee (member)
Tzipi Ozer Armon	60	January 2020	Independent Director	Independent Director	Financial Expert	-	Regulation Committee (member)
Gadi Lesin	58	March 2021	Independent Director	Independent Director	Financial Expert	Audit Committee Financial Expert	Audit & Accounting Committee (member) Climate, Sustainability & Community Committee (member)
Dr. Miriam Haran	76	July 2021	External Director	Independent Director	Financial Expert	Audit Committee Financial Expert	Audit & Accounting Committee (member) Compensation Committee (Chair) Climate, Sustainability & Community Committee (Chair) Regulation Committee (member)
Dafna Gruber	60	January 2022	External Director	Independent Director	Financial Expert	Audit Committee Financial Expert	Audit & Accounting Committee (Chair) Compensation Committee (member) Financing Committee (member)
Michal Silverberg	49	July 2022	(2)	Independent Director	Financial Expert	-	-
Shalom Shlomo	48	January 2024	Independent Director	Independent Director	-	-	Regulation Committee (Chair) Climate, Sustainability & Community Committee (member)

ICL Group Limited 243

(1)
Messrs. Yoav Doppelt, Aviad Kaufman and Sagi Kabla are not considered independent directors under Israeli law and the New York Stock Exchange corporate governance standards rules by virtue of the positions they hold with our controlling shareholder or in the Company. On July 18, 2024, the Company’s Board of Directors determined that Mr. Avisar Paz qualifies as an independent director under the New York Stock Exchange corporate governance standards. Mr. Paz is not considered independent under Israeli law by virtue of the positions he previously held with our controlling shareholder.

(2)	Mr. Reem Aminoach and Ms. Michal Silverberg meet all qualifications for Independent Directors under the Companies Law but were not formally classified as such.

For further details see “Item 6 - Directors, Senior Management and Employees — C. Board Practices”.

Yoav Doppelt. Mr. Doppelt serves as the Chief Executive Officer of Israel Corp. Previously Mr. Doppelt served as the Chief Executive Officer of Kenon Holdings Ltd., a global company (NYSE: KEN), and Executive Chairman of IC Power Ltd., a power generation company, from March 2014 to September 2017. Prior thereto, Mr. Doppelt was the founder and Chief Executive Officer of the Ofer Group’s private equity fund where he was involved in numerous investments in the private equity and technology sectors. Mr. Doppelt has served as the Chief Executive Officer of XT Investments (formerly known as XT Capital and Ofer Hi-Tech) since 2001. Mr. Doppelt has actively led several public offerings of equity and debt offerings in the US and Europe, and he has extensive operational and global business experience with growth companies. Mr. Doppelt also serves as a director of AKVA Group ASA and previously served as Chairman of OPC Energy Ltd. (TASE: OPC), and as a director of Zim Integrated Shipping Services Ltd. and of Melisron Ltd. Mr. Doppelt holds a B.Sc. degree in Economics and Management from the Technion – Israel Institute of Technology, and an MBA degree from Haifa University.

Aviad Kaufman. Mr. Kaufman is the Chief Executive Officer of One Globe Business Advisory Ltd, the chairman of Israel Corporation Ltd., and a board member of Kenon Holdings Ltd., OPC Energy Ltd. and other private companies, each of which may be associated with Mr. Idan Ofer. From 2017 until July 2021, Mr. Kaufman served as the Chief Executive Officer of Quantum Pacific (UK) LLP and from 2008 until 2017 as Chief Financial Officer of Quantum Pacific (UK) LLP (and its predecessor Quantum Pacific Advisory Limited). From 2002 until 2007, Mr. Kaufman fulfilled different senior corporate finance roles at Amdocs Ltd. Previously, Mr. Kaufman held various consultancy positions with KPMG. Mr. Kaufman is a certified public accountant and holds a BA degree in Accounting and Economics from the Hebrew University in Jerusalem (with distinction), and an MBA in Finance from Tel Aviv University.

Avisar Paz. Mr. Paz served as the Chairman of the Board of Directors of OPC Energy Ltd. until January 3, 2021. Previously, Mr. Paz served as the Chief Executive Officer of Israel Corp. and prior to that, as the Chief Financial Officer of Israel Corp. Mr. Paz received a BA degree in Economics and Accounting from Tel-Aviv University and is a certified public accountant in Israel (CPA).

Lior Reitblatt. Mr. Reitblatt served as Chief Executive Officer and Chairman of the Board of Super-Pharm (Israel) Ltd. for 28 years. During his tenure, he was extensively involved in the management and marketing of medications and chemical products for medical preparations, cosmetics, and toiletries, with a focus on the selection and sorting processes of private label products and products from the chain's central laboratory. His leadership at Super-Pharm also included overseeing various strategic initiatives in these areas, solidifying his expertise in both the pharmaceutical and retail sectors. In addition, Mr. Reitblatt has also previously served, among other positions, as Chairman of the Board of LifeStyle Ltd. and member of the board of Office Depot Israel Ltd. For the past eight years, Mr. Reitblatt has been serving as the Chairman of the Advisory Board of Amorphical, a company focused on the development of chemical products with an amorphous structure. In this role, he has played a key part in the development of new products in the field of chemical and pharmaceutical innovation, further enhancing his managerial experience in these industries. Mr. Reitblatt is a certified public accountant and holds a BA degree in Accounting and Economics from Tel Aviv University and an MBA degree from the University of California, Berkeley.
ICL Group Limited 244

Reem Aminoach. Mr. Aminoach serves as a director of the Institute for National Security Studies. Until recently, Mr. Aminoach served as a director of Israel Aerospace Industries and as the founding partner of the accounting firm Shtainmetz Aminoach & Co. In his military service, Mr. Aminoach, a brigadier general, served as a member of the General Staff Forum of the IDF, Head of Budgets at the Ministry of Defense, Financial Advisor to the IDF Chief of Staff and Head of the IDF Budget Division. Previously, Mr. Aminoach served as director at Ofer Investments Ltd. and as director and Chairman of the Audit Committee at Zim Ltd., of the Israel Corp. group. Mr. Aminoach also served as a member of the Board of Governors of Hadassah Medical Center. Mr. Aminoach is a certified public accountant, and holds a BA degree in Accounting and Economics, Tel-Aviv University (academic honors, Dean's honor list) and MBA degree in Business Administration, Tel-Aviv University.

Sagi Kabla. Mr. Kabla has served as Chief Financial Officer of Israel Corp. since December 2015. Mr. Kabla previously served as a director of Oil Refineries Ltd., Tower Semiconductor Ltd., and Prodalim Investments Ltd., and as Senior Executive for Business Development, Strategy, and Investor Relations at Israel Corp. Prior to joining Israel Corp., Mr. Kabla held various managerial positions at KPMG Corporate Finance and M&A. Mr. Kabla holds an MBA degree in Finance from COMAS and a B.A. degree in Economics and Accounting from Bar-Ilan University and is a certified public accountant in Israel.

Tzipi Ozer-Armon. Ms. Ozer-Armon serves as the Chief Executive Officer of Lumenis Ltd. Before joining Lumenis, she headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. and served as Senior Vice President of Sales and Marketing at SanDisk. Previously, Ms. Ozer-Armon also served as VP & General Manager at MSystems. In addition to ICL, Ms. Ozer-Armon is a director at Check Point Software Technologies Ltd. Ms. Ozer-Armon holds a BA degree, magna cum laude, in Economics, and an MBA degree in Finance and Marketing from Tel-Aviv University, and she is an AMP graduate of the Harvard Business School.

Gadi Lesin. Mr. Lesin served as President and CEO of Strauss Group Ltd. ("Strauss Group"), an international food and beverage company and the largest food company in Israel, from 2009 to 2018. Mr. Lesin successfully led the Strauss Group through a time of intense economic, global and social change. Under his leadership, the Strauss Group strengthened its international operations, more than doubled its equity value, and grew its profits significantly. Mr. Lesin currently serves as a director at Soglowek Ltd. and a founder and director at Wonder Veggies. In addition, Mr. Lesin serves as a director of ORIAN SH.M. Ltd. and as an external director of Electra Consumer Products, both companies listed on the TASE. Mr. Lesin holds a BA degree in business management from the Tel Aviv College of Management and an MBA degree from Ben Gurion University.
ICL Group Limited 245

Miriam Haran. Dr. Haran has been involved in environmental management and safety issues for over forty years in various key positions. Dr. Haran is currently serving as chair of Israel Resource Efficiency Center – a knowledge and consulting center for reducing the environmental impact of industry by streamlining raw materials, energy, water, etc. She is chair of the Weitz Center for Sustainable Development and a board member of M.A.I – a major Israeli recycling company of electrical and electronic waste as well as the Chair of the Public Safety Committee in the Prime Minister's Office. Dr. Haran previously served as Director General, Deputy Director General and Chief Scientist of Israel’s Ministry of Environmental Protection, as well as the Head of Ono Academic College’s MBA Program in Environmental Management. Dr. Haran has served in numerous scientific, corporate, and public organizations. She was Chair of the Israel Consumer Council, Environmental Consultant, Board Member of The Environmental Services Company Ltd. (ESC), Board Member of BGN Technologies Ltd., and Member of the General Assembly of the Jerusalem Institute for Israel Studies. Significantly, Dr. Haran's research has directly contributed to fields pertinent to ICL’s business. Her research work at A.Y. Laboratories and Unikoor Biotechnology as a Researcher involved chemical research on bromine compounds and biocides, directly relating to the materials ICL has been producing for years. Additionally, Dr. Haran’s academic endeavors during her doctoral and postdoctoral studies at the Hebrew University of Jerusalem and at Rutgers University in Newark, New Jersey, consistently focused on chemical research. Dr. Haran served as an external director of ICL between 2010-2018. Dr. Haran holds a B.Sc. degree in Natural Sciences from the Hebrew University of Jerusalem and a PhD in Organic Chemistry from Brandeis University.

Dafna Gruber. Ms. Gruber currently serves as an external director of Check Point Software Technologies Ltd. and Cellbrite DI Ltd, both traded on NASDAQ, and previously served as an independent director at several companies including Nova Ltd. and TAT Technologies Ltd. Until 2025, Ms. Gruber served as the Chief Financial Officer of Netafim Ltd., a precision irrigation solutions company. Prior to joining Netafim Ms. Gruber held Chief Financial Officer positions in various companies including Clal Industries from 2015 to 2017, Nice Systems Ltd. from 2007 to 2015, and Alvarion Ltd. from 1999 to 2007. Ms. Gruber is a certified public accountant and holds a BA degree in Accounting and Economics from Tel Aviv University.

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
ICL Group Limited 246

The following table lists the names, ages and positions of our Executive Officers (who are not directors) as of the publication date of this Annual Report. The address for sending notices is c/o ICL Group Ltd., 23 Aranha Street, Millenium Tower, Tel Aviv, 6120201, Israel.

Name	Age	Position
Elad Aharonson	52	President & Chief Executive Officer
Lilach Geva-Harel	49	Deputy Chief Executive Officer
Aviram Lahav(1)	66	Chief Financial Officer
Ilan Barkai	57	President, ICL Potash Division & Head of Israel Phosphate Operation
Nir Ilani	49	President, ICL Growing Solutions Division
Yaniv Kabalek	51	President, ICL Industrial Products Division
Nadav Turner	50	President, ICL Phosphate Specialty Solutions Division
Anantha N. Desikan	58	Executive Vice President, ICL Chief Innovation and Technology Officer
Ilana Fahima	60	Executive Vice President, Chief People Officer
Miri Mishor(2)	62	Executive Vice President, Global Information Technology
Uri Perelman	45	Executive Vice President, ICL Chief Corporate Business Development Officer
Amir Meshulam	49	Senior Vice President, Global Internal Auditor
Maya Grinfeld	50	Senior Vice President, ICL Marketing and Communication

(1)	Mr. Aviram Lahav will conclude his tenure as ICL's CFO on June 15, 2026, towards his retirement. Asaf Alperovitz will succeed Mr. Lahav as the CFO, effective as of that date.

(2)	Ms. Miri Mishor will cease to serve as the Company’s EVP, Global Information Technology, effective as of April 30, 2026, and will be succeeded by Ms. Alegra Kilstein, effective as of June 1, 2026.

Elad Aharonson. Mr. Elad Aharonson has served as ICL’s President and Chief Executive Officer since March 13, 2025. Prior to this role, Mr Aharonson served as President of ICL’s Growing Solutions from April 2021. Before joining ICL, Mr. Aharonson served at Elbit Systems from 2004, holding various senior management positions, including Executive Vice President and General Manager at the ISTAR Division from 2015 to 2021, Executive Vice President and General Manager of its UAS Division, from 2011 to 2015 and Vice President – UAV Systems, from 2009 to 2011. Mr. Aharonson holds an LL.B. degree and BBA degree, both from the Hebrew University of Jerusalem.

Lilach Geva-Harel. Mrs. Geva-Harel has served as ICL’s Deputy CEO since January 2026. Prior to this role, Mrs. Geva-Harel served as ICL’s EVP, Chief Legal and Sustainability Officer from February 1, 2019. Before joining ICL, from 2009 Mrs. Geva-Harel served as Senior Deputy to the Chief Executive Officer and Head of Investments House's Headquarters of Psagot Investment House Ltd., as well as its General Legal Counsel. Mrs. Geva-Harel was previously a Partner in the Merger & Acquisitions Department at Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. Law Offices. Mrs. Geva-Harel served as a director at REE Automotive Ltd. (NYSE: REE), a global company. Mrs. Geva-Harel holds an LLB degree and an LLM degree, both from Bar Ilan University and is a member of the Israel Bar.

Aviram Lahav. Mr. Lahav has served as our Chief Financial Officer since 2022. Mr. Lahav previously held several senior positions as CFO of ADAMA group, a global agro-chemical company and part of Syngenta Group, and also as CEO of ADAMA Agricultural Solutions. Prior to this, he worked at Delta Galil Industries Ltd., moving from group CFO to CEO of the US division and then to global CEO and COO. Mr. Lahav is a certified public accountant (CPA) as of 1987, holds a BA degree in Economics and Finance from the Hebrew University of Jerusalem and is a graduate of the Harvard Business School Advanced Management Program (AMP).
ICL Group Limited 247

Ilan Barkai.  Mr. Barkai has served as President of ICL’s Potash Division and Head of Israel Phosphate Operations since May 2025. Mr. Barkai also oversees the Rotem site and acts as ICL’s Global EHS leader. Mr. Barkai joined ICL in 2021 as Senior Vice President of Phosphate Israel Operations & EHS. Before joining ICL, Mr. Barkai held two senior leadership roles at Teva Pharmaceuticals, as Site General Manager and as Senior Director, Dry Production & Operational Ecology Manager (2014–2021), during which he oversaw complex manufacturing processes and large-scale teams. Earlier in his career, Mr. Barkai worked as Manufacturing Manager at Micron Technology (2007–2014) and as a Manufacturing Group Leader at Intel Corporation (2003–2007). Ilan has a BA degree in Business Administration from Ben-Gurion University of the Negev.

Nir Ilani has served as President of ICL’s Growing Solutions business since May 2025. Prior to joining ICL, Mr. Ilani served as CEO of Klil Industries Ltd. (2024–2025), President of Prodalim Group (2021–2023), and President of the Global Savory & Ice Cream Solutions Division at IFF (2016–2021), where he oversaw multiple M&A initiatives and managed diverse multicultural teams. Earlier in his career, Mr. Ilani held senior leadership roles at Unilever Food Solutions in Israel and Russia (2010–2016), served as VP of International Sales and Marketing at Kafrit Group (2007–2009), and led commercial operations at Nestlé Israel (2002–2007). Nir holds a BA degree in Economics and Business Management from Ben-Gurion University of the Negev.

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

Nadav Turner has served as President of ICL’s Phosphate Solutions Division since May 2025. Prior to this role, Mr. Turner served as CEO of YPH, ICL’s joint venture in China, from May 2019 to April 2025. Nadav joined ICL in 2010 and has held several senior operational leadership positions at ICL Rotem Amfert, where he played a key role in driving production efficiency and operational transformation. Earlier in his career, he served as Director of Operations at Vishay’s DBR Israel facility (2006 to 2009). Nadav holds a B.Sc. degree in Information Systems Engineering from Ben-Gurion University of the Negev.

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

Ilana Fahima. Ms. Fahima has served as EVP, Chief People Officer, since November 2018. Prior to joining ICL, Ms. Fahima served as Vice President HR for Global Quality and Head of Israel HR at Teva Pharmaceutical Industries Ltd. Before joining Teva, Ms. Fahima held several positions at Maccabi Health Services, among them Regional HR Director and Regional Service Manager. Ms. Fahima holds a BA degree in Social Work and an MBA degree in Health Care Management, both from Ben Gurion University.
ICL Group Limited 248

Miri Mishor. Mrs. Mishor has served as EVP, Global Information Technology since 2022. Mrs. Mishor joined ICL in 1986 and served in various positions, including CIO of ICL Industrial Products, VP Information Systems of ICL Fertilizers and SVP, ICL Information Technology. Mrs. Mishor holds a B.Sc. degree in Mathematics and Computer Science and a M.Sc. degree in Industrial Management from Ben Gurion University.

Uri Perelman. Mr. Perelman has served as EVP, ICL Chief Corporate Business Development Officer since December 2023. Prior to joining ICL, Mr. Perelman held corporate development leadership roles at Similarweb Ltd. (NYSE: SMWB), where he served as Chief Corporate Development Officer, and at NICE Ltd. (NASDAQ:NICE), where he was the Head of M&A, Partners, and Corporate Development. Prior to NICE, Mr. Perelman was part of the corporate development team at Orange SA (NYSE: ORAN), where he led the global commercial department and partnerships worldwide and before that at Everest Funds, a global hedge fund specializing in activist investing and special situations. Mr. Perelman holds an MBA degree and a BA degree from Tel Aviv University and is a graduate of Berkeley Haas Executive Management program.

Amir Meshulam. Mr. Meshulam has served as Global Internal Auditor since August 2018. Mr. Meshulam is a certified public accountant in Israel, and holds an LLB degree from the College of Management and is a member of the Israel Bar. Mr. Meshulam is a Company employee, and reports to the Executive Chairman of the Board of Directors.

Maya Grinfeld. Ms. Grinfeld has served as SVP, ICL Global Marketing & Communications, since September 2019 and is considered an office holder of the Company since May 2024. Prior roles include VP of Marketing of a leading home design group company-Negev Group from 2017-2019, and Head of International Marketing at Caesarstone Ltd. (NASDAQ: CSTE) from 2006-2017. In addition, Ms. Grinfeld served as Marketing Manager at Inclarity from 2000-2005 and as Head of Operations in El Al Israel Airlines (OTC: ELAL/TA: ELAL) from 1997-2000. Ms. Grinfeld holds an MBA degree from University of Haifa and an LLB degree from London Metropolitan University.

Mr. Raviv Zoller served as ICL's President and Chief Executive Officer from May 14, 2018 until March 12, 2025.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were elected.
ICL Group Limited 249

B. COMPENSATION

Director Compensation

Approval of Director Compensation

The approval of our directors' compensation is governed by Israeli law. Under the Companies Law, compensation of directors generally requires the approval of the HR & Compensation Committee, the Board of Directors and the shareholders, in that order. Generally, the approval of the HR & Compensation Committee and the Board of Directors must be in accordance with the Company’s compensation policy for officers and directors, as in effect from time to time (the “Compensation Policy”), except in special circumstances and subject to certain conditions, in which case the shareholder approval must be by a special majority of non-controlling and disinterested shareholders.

Non-Executive Director Compensation

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

The non-executive directors’ per meeting fee varies based on and in accordance with the qualifications of the non-executive directors, depending on whether the director is qualified as an “Expert Director” under the Compensation Regulations. The current fees according to the Compensation Regulations are as follows:

	Expert Directors	Non-Expert Director
Fixed Annual Fee	~NIS 170,000 (approximately $49,500)	~NIS 128,000 (approximately $37,000)
Per Meeting Fee	~NIS 6,550 (approximately $1,900)	~NIS 4,900 (approximately $1,400)

The Company also covers and/or reimburses its directors for expenses (including travel expenses) incurred in connection with meetings of the Board of Directors and its committees or performing other services for the Company in their capacity as directors, in accordance with the Company's Compensation Policy and the Compensation Regulations. Our Board members also benefit from directors' and officers' liability insurance and indemnification and exemption arrangements. For further information, see “Item 6 - Directors, Senior Management and Employees— C. Board Practices – Insurance and Indemnification”.

The aggregate cash compensation paid by us to our non-executive directors for the year ended December 31, 2025, was approximately $1.1 million. This amount includes annual and per meeting fees but does not include business travel and expenses reimbursed to directors.
ICL Group Limited 250

2025 Summary of Directors Compensation: The following table sets out the compensation earned by each individual who served as a non-executive director during the year ended December 31, 2025 (amounts exclude VAT):

Non-executive Director	Fixed Annual Fee	Aggregate Per Meeting Fees	Total
Aviad Kaufman	NIS 170,380 (~$49,457)	NIS 163,247 (~$47,387)	NIS 333,627 (~$96,844)
Avisar Paz	NIS 170,380 (~$49,457)	NIS 185,516 (~$53,851)	NIS 355,896 (~$103,308)
Dafna Gruber	NIS 170,380 (~$49,457)	NIS 245,852 (~$71,365)	NIS 416,232 (~$120,822)
Gadi Lesin	NIS 170,380 (~$49,457)	NIS 218,302 (~$63,368)	NIS 388,682 (~$112,825)
Lior Reitblatt	NIS 170,380 (~$49,457)	NIS 234,035 (~$67,935)	NIS 404,415 (~$117,392)
Michal Silverberg	NIS 170,380 (~$49,457)	NIS 166,331 (~$48,282)	NIS 336,711 (~$97,739)
Dr. Miriam Haran	NIS 170,380 (~$49,457)	NIS 286,477 (~$83,157)	NIS 456,857 (~$132,615)
Reem Aminoach	NIS 170,380 (~$49,457)	NIS 113,416 (~$32,922)	NIS 283,796 (~$82,379)
Sagi Kabla*	NIS 170,380 (~$49,457)	NIS 211,538 (~$61,404)	NIS 381,918 (~$110,862)
Tzipi Ozer-Armon	NIS 170,380 (~$49,457)	NIS 152,744 (~$44,338)	NIS 323,124 (~$93,795)
Shalom Shlomo	NIS 127,740 (~$37,080)	NIS 142,051 (~$41,234)	NIS 269,791 (~$78,314)

*   Mr. Kabla, Israel Corp.'s Chief Financial Officer, has requested that his director cash compensation be assigned and paid directly to Israel Corp.

Executive Chairman of the Board's Compensation(3)

On March 6, 2025, at an extraordinary general meeting of shareholders, our shareholders approved the renewal of Mr. Yoav Doppelt’s compensation terms as the Executive Chairman of the Board for a period of three years, until March 5, 2028, following approvals by the HR & Compensation Committee on December 31, 2024 and January 6, 2025 and by the Board of Directors on January 9, 2025. The renewed terms are substantially similar to those that were in effect from July 1, 2022 until March 6, 2025, which were approved by our shareholders at the Annual General Meeting held on March 30, 2022, following approvals by the HR & Compensation Committee and the Board of Directors on January 31, 2022 and February 8, 2022, respectively (referred to below as the “2022 terms”). The principal updates to the 2022 terms include an inflation‑based adjustment of the amounts approved in 2022 through the present date, the introduction of a mechanism linking all compensation components going forward to the Israeli consumer price index (CPI), and an additional update to Mr. Dopplet’s long-term incentive (LTI), consistent with the adjustments made in grants awarded to other Company executives in 2024. The renewed terms, effective as of March 6,2025, are as follows:

(1)
Annual Cost of employment: NIS 1,963,000 (approximately $615,360), which reflects the annual fixed employment cost of NIS 1.8 million (approximately $564,263) under the 2022 terms, as adjusted for inflation since July 2022, of which the Annual Base Salary amounts to NIS 1.68 million (approximately $0.53 million).

ICL Group Limited 251

(2)
Short term incentive: Mr. Doppelt is eligible for an annual cash bonus based on the Executive Chairman’s short-term incentive (STI) formula set forth in the Company’s Compensation Policy, with a target STI, which is also the maximum potential payout of NIS 1,309,300 (approximately $410,439) per year, which reflects the maximum potential payout of NIS 1.2 million (approximately $0.38 million) under the 2022 terms, adjusted for inflation since then. As of December 31, 2025, following further adjustments to the CPI, the target STI and the maximum potential STI payout for a full year are NIS 1.34 million (approximately $0.42 million), while the pro-rated for the 2022 terms and the renewed terms target STI and the maximum potential STI payout for 2025 are NIS 1.31 million (approximately $0.41 million).

(3)
Termination Arrangement: Remains unchanged from the 2022 terms, under which in the event of termination of Mr. Doppelt's term of office as Executive Chairman of the Board, he is entitled to a six‑month adjustment period and a six‑month advance notice period, during both of which all compensation components, including STI payouts and the continued vesting of existing LTI plans, continue to apply.

(4)
Other Benefits: Mr. Doppelt is entitled to additional cash and non-cash benefits similar to those payable to senior executives of the Company, including but not limited to, pension and severance pay, life insurance (risk), annual vacation days (and redemption of accrued vacation days), sick days quota, recuperation days and expenses reimbursement. All of Mr. Doppelt’s compensation components, including base salary and STI, are subject to periodical adjustment in accordance with increases in the CPI, with the baseline being the January 2025 CPI, published on February 15, 2025, subject to the maximum amounts for each compensation component as set forth in the Compensation Policy.

Long-term incentive: On March 6, 2025, Mr. Doppelt was awarded a three-year LTI award, for the years 2025-2027, in the form of options to purchase 1,973,684 Ordinary Shares, at an exercise price of NIS 21.5 ($6.74) per share (or exercisable on a cashless basis pursuant to a customary “net exercise” formula), with a total value of NIS 11.25 million (approximately $3.5 million), or NIS 3.75 million (approximately $1.2 million) per vesting annum. For details regarding the Company's equity compensation plans, see Note 19 to our Audited Financial Statements.

Prior to that, on March 30, 2022, Mr. Yoav Doppelt was awarded a three-year LTI award, for the years 2022-2024, in the form of options to purchase 1,055,100 Ordinary Shares, at an exercise price of NIS 35.7 ($11.1) per share (or exercisable on a cashless basis pursuant to a customary “net exercise” formula), with a total value of NIS 9 million (approximately $2.8 million), or NIS 3 million (approximately $0.94 million) per vesting annum. For details regarding the Company's equity compensation plans, see Note 19 to our Audited Financial Statements.
ICL Group Limited 252

Equity (LTI) Grants to the Executive Chairman of the Board:

Grant for Year	Grant Date	Type of Equity	Dates of Governance Bodies' Approvals	Grant Value (NIS)(3)	Number of Options	Expiration Date
2022-2024(1)	March 30, 2022	Options	HR & Comp. Committee – 31.1.22 & 6.2.22 Board – 8.2.22 Shareholders (Annual GM) – 30.3.22	9 million (2.8 million per vesting annum)	1,055,100	March 30, 2027
2025-2027(2)	March 6, 2025	Options	HR & Comp. Committee – 31.12.24 & 6.1.25 Board – 9.1.25 Shareholders (Annual GM) – 6.3.25	11.25 million (3.5 million per vesting annum)	1,973,684	March 6, 2030
Vesting Schedule

The options will vest in three equal tranches, upon each of the three anniversaries of the grant date. Options fully accelerate if Mr. Doppelt ceases to provide services within 12 months following a change of control (as defined in the Equity Plan), except in the event of termination for cause.

(1)	The equity award was granted pursuant to the Company’s Equity Compensation Plan (2014), as amended in June 2016.

(2)	The equity award was granted pursuant to the Company’s Equity Compensation Plan (2024).

(3)	Translated at the US dollar exchange rate as of December 31, 2025.

Other than the agreement with Mr. Doppelt in his capacity as Executive Chairman of the Board, described above, including the indemnification, exemption and insurance arrangements customary in the Company and the described acceleration of equity awards upon termination of his service under certain circumstances, we do not have any written agreements with any current director providing for benefits upon the termination of such directors' relationship with us.
ICL Group Limited 253

Senior Management Compensation

Our Compensation Philosophy

The design and philosophy of our executive compensation program closely link financial performance and strategy execution to resulting awards, supporting our efforts to attract, motivate and retain the brightest talent with skills across a diverse range of capabilities. An emphasis on long-term incentives (equity-based compensation) focuses our executives on long-term success and aligns compensation with shareholders’ interests. The compensation structure is designed to support the delivery of financial performance while demonstrating a commitment to operating safely, reliably and in a manner that is proactively consistent with our Environmental, Social and Governance (ESG) commitments. ESG performance targets are regularly included as part of the annual short-term incentive plan for all executive officers, to reflect our commitment to creating impactful solutions for humanity’s sustainability challenges. Accordingly, for 2025, our HR & Compensation Committee and Board of Directors set annual key performance indicators (“KPIs”) for our executive management that incorporate improvements in specific ESG targets, including: health & safety performance (IR improvement targets), environmental performance (water savings, waste reduction, and greenhouse gas (GHG) emissions reduction targets, aimed to eventually achieve science based targets, as further detailed in “Item 4 – Information On The Company — B. Business Overview - Task Force on Climate-related Financial Disclosures (TCFD)"), suppliers sustainability performance (related to TfS/Ecovadis assessments), climate-change and climate related disclosures and rankings, diversity and gender equality improvement targets, energy efficiency, green products, product carbon footprints calculations, and more.

Compensation and Recoupment Policy

At the extraordinary general meeting of shareholders held on October 9, 2024, our shareholders approved our current compensation policy for office holders (the “Compensation Policy”), for a period of three years. A copy of the Compensation Policy is attached as Exhibit 4.3 to this Annual Report on Form 20-F. The Compensation Policy refers, among other things, to the Compensation Recoupment Policy that was adopted by the Company in 2023, as required under, and in accordance with, the requirements of Section 10D of the Securities Exchange Act of 1934, as amended, and Section 303A.14 of the New York Stock Exchange (NYSE) Listed Company Manual. A copy of the Compensation Recoupment Policy is attached as Exhibit 4.7 to the Company's 2023 Annual Report on Form 20-F.

2025 Senior Management Compensation

The aggregate compensation amount incurred by us for all of our Executive Officers as of December 31, 2025, was approximately $18 million for the year 2025. This amount includes an annual provision for pensions and other retirement benefits for our senior management of approximately $1 million.
ICL Group Limited 254

The following table and accompanying notes describe the compensation incurred for the year 2025 with respect to the five highest earning senior officers of ICL for such period.

Details of the Recipient			Payments for services
Name	Position	Scope of position	Base Salary	Compensation (1)	Bonus (STI) (2)	Equity based compensation (LTI)(3)	Total
US$ thousand
Elad Aharonson (4)	President & Chief Executive Officer	100%	752	1,990	854	2,703	5,547
Yoav Doppelt (5)	Executive Chairman of the Board	Invests significant portion of his time	476	567	411	1,642	2,620
Uri Perelman (6)	EVP, Chief Corporate BD Officer	100%	350	807	273	771	1,851
Aviram Lahav (7)	Chief Financial Officer	100%	442	663	359	657	1,679
Raviv Zoller (8)	Former President & Chief Executive Officer	100%	810	1,323	-	140	1,463

(1)
The salary items (compensation) column in the above table includes all of the following components: base salary, customary social benefits, customary social and related provisions, Company car and reimbursement of telephone expenses.

(2)
The annual bonuses (STI awards) to officer holders for 2025, including the top five earners in 2025, were approved by our HR & Compensation Committee and the Board of Directors on February 15, 2026, and February 17, 2026, respectively.

(3)
The expense for share-based payment compensation is calculated in accordance with IFRS and is recognized in the Company’s statement of income over the vesting period of each portion. The amounts reported in this column represent the expense recorded in the Company’s financial statements for the year ended December 31, 2025, with respect to equity-based compensation granted to the senior officer. For details regarding the Company's equity compensation plans, see Note 19 to our Audited Financial Statements.

ICL Group Limited 255

Five highest earning senior officers' employment terms summary as of December 31, 2025(1):

	Senior officer	Employment terms
(4)	Elad Aharonson
On March 6, 2025, our shareholders approved Mr. Aharonson’s compensation terms as our new President and Chief Executive Officer, following approvals by the HR & Compensation Committee on December 31, 2024 and January 6, 2025, and by the Board of Directors on January 9, 2025. Mr. Aharonson’s compensation terms, as of December 31, 2025 (and effective as of March 13, 2025, the date of his commencement of service as President and Chief Executive Officer), were as follows:

•          Annual base salary:

-    An annual gross base salary of NIS 2,875,560 (approximately $901,429), adjusted for increases in the CPI since March 6, 2025.

-    Perquisites: In accordance with the Company's Compensation Policy, the CEO's perquisites for the reporting period totaled ~NIS 0.31 million (approximately $97,563). This amount includes provisions for a company car and related gross-ups, reimbursement of telephone expenses, communication allowances (such as newspaper), and meal allowances, and does not include any social benefit-related compensation or customary social related provisions such as pension payments.

•          STI award – Annual Bonus:

-    The target STI is equal to 12 monthly base salaries.

-    The maximum STI payout per year may not exceed 15 monthly base salaries annually.

-    For details regarding Mr. Aharonson’s STI performance and payout in 2025, see below “Short-Term Incentive Annual Bonus Component”.

•          LTI award – Equity:

-    An LTI (equity) in the value of NIS 5.52 million (approximately $1.73 million) per vesting annum. The equity-based compensation amount in the above table reflects the expense that was recognized for Mr. Aharonson’s LTI in the Company’s 2025 Financial Statements. For details regarding Mr. Aharonson 's equity-based compensation grants, see Note 19 to our Audited Financial Statements.

•          Termination arrangements:

-    12-months advance notice period in any case of termination of employment (excluding termination of employment by the Company for cause).

•          Other Benefits:

-    Additional cash and non-cash benefits similar to those payable to senior executives of the Company pursuant to policies in effect from time to time, including but not limited to, welfare, pension including severance pay, education fund, life insurance (risk), health insurance, accidents insurance, work disability insurance, birthday and holiday gifts, vacation days per year (and redemption of accrued vacation days), sick days quota, recuperation days, annual medical examination, professional association membership fees, meals allowance or its equivalent, newspaper allowance, cellular phone and company car, including gross up, and expenses reimbursement.

-    Entitlement to the exemption, insurance and indemnification arrangements as customary in the Company.

-    All components of Mr. Aharonson’s compensation, including base salary, STI awards and LTI entitlement, will be adjusted periodically in accordance with increases in the CPI, subject to the maximum amounts for each compensation component as set forth in the Compensation Policy.

ICL Group Limited 256

	Senior officer	Employment terms
(4)	Elad Aharonson
The compensation terms of Mr. Aharonson in his previous role as President, Growing Solutions Division, from the beginning of 2025 until the date he commenced service as ICL President and CEO on March 12,2025, were as follows:

•     Monthly base salary: ~NIS 129,000 (approximately $40,439), adjusted for increases in the CPI.

•     STI: Target STI of 75% of the annual base salary. For details regarding Mr. Aharonson’s STI performance and payout in 2025, see below “Short-Term Incentive Annual Bonus Component”.

•     LTI: The equity-based compensation amount in the above table reflects the expense that was recognized for Mr. Aharonson’s LTI in the Company’s 2025 Financial Statements.

•     Termination arrangements: Advance notice period of 6 months.

All other benefits customary in the Company, such as regular provisions for pension and severance, education fund, disability insurance, Company car, gross up, as well as the exemption, insurance and indemnification arrangements applying to the Company’s office holders.

(5)	Yoav Doppelt
•     For details regarding Mr. Doppelt’s compensation terms as our Executive Chairman of the Board, see above ‘Executive Chairman of the Board’s Compensation’, as well as ‘Short-Term Incentive (Annual Bonus) Component’ below.

(6)	Uri Perelman
•     Monthly base salary: ~NIS 93,000 (approximately $29,000), as of December 31, 2025, adjusted for increases in the CPI. [Annual base salary - $350k]

•     STI: Target STI of 75% of the annual base salary. For details regarding Mr. Perelman’s STI performance and payout in 2025, see below “Short-Term Incentive Annual Bonus Component”.

•     Sign-on Bonus: Upon his commencement of employment with ICL on December 8, 2023, Mr. Uri Perelman was granted a sign‑on bonus of ~NIS 2.4 million ($750,000), as approved by the HR & Committee and Board of Directors, to be paid in two equal installments of $ 375,000 each. The first installment, subject to Mr. Perelman’s continued active employment through December 31, 2025, has already vested and the second installment is subject to his continued employment through December 31, 2026.

•     LTI: The equity-based compensation amount in the above table reflects the expense that was recognized for Mr. Perelman’s LTI in the Company’s 2025 Financial Statements.

•     All other benefits customary in the Company, such as regular provisions for health, retirement and severance, disability arrangement, as well as the exemption, insurance and indemnification arrangements applying to the Company’s office holders.

(7)	Aviram Lahav
•     Monthly base salary: ~NIS 128,000 (approximately $40,125), as of December 31, 2025, adjusted for increases in the CPI.

•     2025 STI: Target STI of 75% of the annual base salary. For details regarding Mr. Lahav’s STI performance and payout in 2025, see below "Short-Term Incentive Annual Bonus Component".

•     LTI: The equity-based compensation amount in the above table reflects the expense that was recognized for Mr. Lahav’s LTI in the Company’s 2025 Financial Statements.

ICL Group Limited 257

	Senior officer	Employment terms
(7)	Aviram Lahav
•          Termination arrangements: 6-months advance notice period in case of termination by the Company (not for cause) or 3-months advance notice in case of resignation.

•          All other benefits customary in the Company, such as regular provisions for pension and severance, education fund, disability insurance, Company car, gross up, as well as the exemption, insurance and indemnification arrangements applying to the Company’s office holders. In addition, payments related to non‑competition and confidentiality undertakings.

(8)	Raviv Zoller
Mr. Raviv Zoller ceased to serve as our President and CEO on March 12, 2025. His compensation terms up to his departure in November 2025, were as follows:

•          Base salary:

-    Annual base salary of ~NIS 3.3 million (approximately $1 million)

-    Monthly base salary of ~NIS 276,000 (approximately $86,500).

-    In accordance with the Company's Compensation Policy, Mr. Zoller’s perquisites as CEO for the reporting period totaled ~NIS 0.25 million (approximately $76,600). This amount included provisions for a company car and related gross-ups, reimbursement of telephone expenses, communication allowances (as newspaper), and meal allowances, and does not include any social benefit-related compensation or customary social related provisions such as pension payments.

•          STI – Annual Bonus: Target STI of ~NIS 3.5 million (approximately $1 million), and maximum STI payout of ~NIS 4.56 million (approximately $1.4 million). For information regarding Mr. Zoller’s STI formula, performance and payout in 2025, see below “Short-Term Incentive - The Annual Bonus Component”.

•          LTI – Equity: Entitlement to an annual LTI (equity award) at a value of NIS 5.5 million (approximately $1.69 million). The equity-based compensation amount in the above table reflects the expense recognized for Mr. Zoller’s LTI in the Company’s 2025 Financial Statements. For details regarding Mr. Zoller's equity-based compensation grants, see Note 19 to our Audited Financial Statements;

•          Termination arrangements:

-    12-months advance notice period in case of termination by the Company (not for cause) or 6-months advance notice in case of resignation;

-    Additional severance equal to the last base salary multiplied by the number of years that Mr. Zoller served as ICL’s President & CEO.

-    Upon termination of employment, Mr. Zoller received payment in lieu of 12 months' advance notice, as well as an additional severance payment, in addition to the regular severance pay, for each year of his employment (including the 12 months’ advance notice period).

•          CPI adjustment: In accordance with Mr. Zoller’s Employment Agreement, all compensation items under Mr. Zoller’s Employment Agreement were adjusted for increases in the CPI.

•          Other benefits: All other cash and non-cash benefits payable to our senior executives pursuant to our policies in effect from time to time, including but not limited to, pension, education fund, disability insurance, Company car, gross up, as well as the exemption, insurance and indemnification arrangements applying to the Company’s office holders.

(1) Translated at the US dollar exchange rate as of December 31, 2025.
ICL Group Limited 258

Mr. Raviv Zoller, Former President and CEO

Mr. Raviv Zoller ceased to serve as our President and CEO on March 12, 2025. On December 31, 2024, and January 9, 2025, our HR & Compensation Committee and Board of Directors, respectively, approved Mr. Zoller’s employment termination terms, which are consistent with the terms of his employment agreement and applicable law. According to these terms, the employment relationship between the Company and Mr. Zoller terminated in November 2025, following the conclusion of his accrued vacation and sick days.

Short Term Incentive - The Annual Bonus Component

Our annual STI Plan is a key element in supporting our pay-for-performance philosophy. Each Executive Officer’s annual incentive opportunity is determined by performance in certain components, with an emphasis on key operating and financial metrics, including ESG targets.

The annual STI Plan for 2025 continued to include strategic metrics at both ICL and operating segment levels to measure and reward initiatives critical to the longer-term success of the organization. For most of our executive officers, other than for Mr. Doppelt (our Executive Chairman of the Board), the STI targets continue to be set as a percentage of salary, with actual STI payouts based on a performance multiplier dependent on the achievement of predetermined annual goals.

ESG performance targets are included as part of the annual STI plan for all executive officers, to reflect our commitment to creating impactful solutions for humanity’s sustainability challenges, including: health and safety performance (IR improvement targets), environmental performance (water savings, waste reduction and GHG emissions reduction targets, aimed to eventually achieve science-based targets (SBTi)), suppliers sustainability performance (related to TfS/Ecovadis assessments), climate-change and climate related disclosures and rankings, diversity and gender equality improvement targets, energy efficiency, green products, product carbon footprints calculations, and more. On February 15, 2026, and February 17, 2026, our HR & Compensation Committee and Board of Directors, respectively, approved the payouts of the annual STI awards to our executive officers for 2025, including the top five earners in 2025 among ICL’s senior officers, in accordance with the Company’s Compensation Policy, and the criteria set forth above.

CEO STI formula as set forth in the Company’s Compensation Policy:

•
The target STI (“STI Target”) for the CEO represents the payout amount for achieving a 100% performance level (i.e., meeting 100% of all targets) in a given year. The STI Target for the CEO for any given fiscal year shall not exceed 120% of the CEO’s annual base salary.

•
80% of the CEO's STI Target will be measured against the performance level of annual measurable financial and measurable non-financial goals determined by the HR & Compensation Committee and the Board of Directors at the beginning of each fiscal year, as detailed in the Compensation Policy.

ICL Group Limited 259

•
Out of the measurable 80% STI Target, between 50%-100% will be based on financial goals included in the annual budget and the remaining measurable STI Target will be based on other measurable non-financial goals. The achievement level of each goal, whether measurable financial goals or measurable non-financial goals, will be assessed independently of other goals, according to the rating scale set forth in the Company’s Compensation Policy, and then translated into payout factors. The measurable financial goals are calculated based on the figures from ICL's annual reports, as adjusted in accordance with the pre-defined profit adjustments list in the Compensation Policy (the ”Predefined List”).

•
If the actual performance of ICL’s operating income and/or net income, as adjusted according to the Predefined List, does not meet the threshold performance level (60% of budget), there will be no payout for the 80% portion of the STI award that is based on measurable financial and non-financial goals.

•
The remaining 20% of the CEO's STI Target will be determined based on a qualitative evaluation by the HR & Compensation Committee and Board of Directors of the CEO's performance during the relevant fiscal year after receiving a recommendation of the Executive Chairman. The maximum payout for this component cannot exceed three monthly base salaries.

•	The maximum STI payout for the CEO according to the Company's Compensation Policy cannot exceed, for any given year, the lower of 130% of the CEO's STI Target for such year and $1.5 million.

•
Mr. Aharonson’s STI for 2025 was calculated on a pro‑rata basis, reflecting the portion of the year during which he served as President of ICL Growing Solutions Division through March 12, 2025, and the portion of the year during which he served as the Company’s President and CEO thereafter. In his role as President and CEO, Mr. Aharonson’s target STI for a given year—representing the payout for achieving 100% of his performance objectives—equals 12 monthly base salaries, while his maximum STI payout may not exceed 15 monthly base salaries.
In 2025, the Target STI was calculated on a prorated basis, as indicated above, and amounted to ILS 2,542,059 (approximately $797,000).

•	For details regarding Mr. Aharonson’s STI performance and payout in 2025, see ”Five-highest earners STI performance and payout in 2025” below.

Executive Chairman of the Board (CoB) STI Formula as set forth in the Company's Compensation Policy:

•
The STI Target for the CoB represents the payout amount for achieving a 100% performance level (i.e., 100% of all targets) in a given year. The STI Target for the CoB for any given fiscal year may not exceed 120% of the CoB's annual base salary.

•
Of the CoB's STI Targets for any given year, 30% will be based on the performance level of ICL EBITDA; 30% on the performance level of ICL Operating Income; 20% on the performance level of ICL Net Income, and 20% on the performance level of ICL’s Revenues. These goals will be derived from ICL’s budget for the relevant fiscal year, and the achievement level of each goal will be assessed independently, according to the rating scale set forth in the Company's Compensation Policy and then translated into payout factors. Such financial goals are calculated according to the figures from ICL's annual reports, as adjusted in accordance with the Predefined List.

ICL Group Limited 260

•
If the actual performance of ICL’s operating income and/or net income, as adjusted according to the Predefined List, does not meet the threshold performance level (60% of budget), no payout will be made under the CoB STI plan.

•	According to the Compensation Policy, the maximum STI payout for the CoB shall not exceed, for any given fiscal year, the lower of 150% of the CoB's STI Target and $1 million.

•
Mr. Doppelt’s STI Target for 2025, which was also his potential maximum STI payout, was NIS 1,312,139 (approximately $411,329), after adjustment to the CPI. This 2025 STI Target was calculated on a pro-rated basis, considering the STI Target until March 6, 2025, the date on which the shareholders' meeting approved the change in Mr. Doppelt’ s compensation, and the revised STI target thereafter.

•
Mr. Doppelt’s overall STI score for 2025, representing the performance against the 2025 STI targets, was 103.8%. His resulting payout was NIS 1,312,139 (approximately $411,329), which represents a 100% score and the maximum STI payment possible under his compensation terms.

The financial goals used to calculate the 2025 STI for the CoB and the CEO are derived from ICL’s 2025 budget and are assessed in accordance with the rating scale defined in the Company’s Compensation Policy. These goals are measured based on the adjusted financial figures reported in ICL’s 2025 annual report. All adjustments applied to the reported profit figures are fully consistent with the Predefined List set forth in the Compensation Policy. For further details regarding the adjustments made to the reported profit figures, see “Item 5 - Financial Results and Business Overview-A. Operating Results".

Executive Officers (other than the CoB and CEO) STI requirements as set forth in the Company’s Compensation Policy:

•
With respect to our Executive Officers, other than our CEO and CoB, the Company's Compensation Policy provides that the annual bonuses may be calculated based on measurable financial metrics and/or measurable non-financial metrics, as pre-determined by our HR & Compensation Committee and Board of Directors, and/or determined based on a qualitative evaluation. The HR & Compensation Committee and Board of Directors may determine, in any given year, that the STI payout for such Executive Officers will be granted, in whole or in part, according to a qualitative evaluation of non-measurable items, subject to the maximum STI payout set forth in the Compensation Policy and described below.

•
The maximum STI payout for such Executive Officers, other than the CEO and CoB, shall not exceed, for any given fiscal year, the lower of 225% of the Executive Officer’s STI Target for such year and $1 million.

•	For details regarding the STI performance and payout to the five highest earning senior officers of ICL for 2025, see ‘Five-highest earners STI performance and payout in 2025' below.

ICL Group Limited 261

Five-highest earners STI performance and payout in 2025(2)

Executive Office	Annual Base (1)	STI Target %	STI Target	Overall score of % target (3)	2025 STI Payout
Elad Aharonson(4)	NIS 2.62 million (~$0.82 million)	100%	NIS 2.54 million (~$0.8 million)	107.23%	NIS 2.73 million (~$0.86 million)
Yoav Doppelt	NIS 1.68 million (~$0.53million)	NA(5)	NIS 1.31 million (~$0.41 million)	103.8%	NIS 1.31 million (~$0.41 million)
Uri Perelman	NIS 1.12 million (~$0.35 million)	75%	NIS 0.84 million (~$0.26 million)	103.96%	NIS 0.87 million (~$0.27million)
Aviram Lahav	NIS 1.54 million (~$0.48 million)	75%	NIS 1.15 million (~$0.36million)	99.22%	NIS 1.15 million (~$0.36 million)
Raviv Zoller	-	-	-	-	-

(1)	The Annual Base amounts are calculated based on the December 31, 2025 salary, multiplied by 12 months, translated into US dollars using the US dollar exchange rate in effect on December 31,2025.

(2)
The adjustments to the Company’s annual net and operating income, as specified in “Item 5 – Financial Results and Business Overview– A. Operating Results", for purposes of calculating the STI threshold and the measurable financials goals for the CEO and the CoB, adhere to the Predefined List in the Company's Compensation Policy.

(3)	For all executive officers, this column represents the weighted percentage score of the measurable financial and non-financial goals (including ESG targets) and qualitative evaluation, as applicable.

(4)
The STI payout for 2025 reflects a pro‑rata calculation based on Mr. Aharonson’s service in both roles during the year. For the period as President of the Growing Solutions division, the STI payout was ~NIS 0.22 million (approximately $69,000) (96.53% of a target STI of ~NIS 0.23 million (approximately $72,000), representing 75% of an annual base salary of ~NIS 1.55 million (approximately $0.48 million)). For the period as Chief Executive Officer, the STI payout was ~NIS 2.51 million (approximately $0.79 million) (108.27% of a target STI of ~NIS 2.32 (approximately $0.73 million), representing 100% of an annual base salary of ~NIS 2.88 million (approximately $0.9 million)). The combined STI payout for 2025 was ~NIS 2.73 (approximately $0.86 million), reflecting 107.23% of a weighted STI target of ~NIS 2.54 million (approximately $0.8 million), based on a weighted annual base salary of ~NIS 2.62 million (approximately $0.82 million).

(5)
Mr. Doppelt’s STI Target for 2025 (which was also his maximum potential STI payout) under his compensation terms was set at a nominal NIS 1.2 million (approximately $0.28 million) until March 6, 2025, the date on which the shareholders' meeting approved the change in Mr. Doppelt’s compensation, and as of March 7, 2025, at NIS 1.34 million (approximately $0.41 million), linked to CPI adjustments. Mr. Doppelt’s 2025 STI Target of NIS 1.31 million was calculated on a pro rata basis, reflecting the two periods described above.

ICL Group Limited 262

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

Dr. Miriam Haran and Ms. Dafna Gruber serve as “external directors” according to the Companies Law. Messrs. Lior Reitblatt, Gadi Lesin and Shalom Shlomo and Ms. Tzipi Ozer Armon qualify as independent directors, as defined in the Companies Law. Mses. Tzipi Ozer Armon, Miriam Haran, Dafna Gruber and Michal Silverberg, as well as Messrs. Reem Aminoach, Lior Reitblatt, Gadi Lesin, Avisar Paz and Shalom Shlomo qualify as independent directors under the rules applicable to US companies listed on the NYSE. Messrs. Yoav Doppelt, Aviad Kaufman and Sagi Kabla are not considered independent directors by virtue of the positions they hold, or previously held, with our controlling shareholder's group. We do not have service agreements with our current directors, excluding our Executive Chairman of the Board, Mr. Yoav Doppelt.

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
ICL Group Limited 263

Board Effectiveness Review

Our Board of Directors is committed to continuous improvement and recognizes the fundamental role a robust Board of Directors and committee evaluation process play in ensuring that our Board of Directors maintains optimal composition and functions effectively. In the annual self-evaluation process, the members of the Board of Directors conduct a confidential assessment of the performance, risk oversight and composition of the Board and its committees, as relevant. As part of the evaluation process, the Board of Directors reviews the effectiveness and overall composition of the Board of Directors, including director tenure, board leadership structure, diversity and skill sets, the quality and scope of the materials distributed in advance of meetings and the board's access to Company executives and operations, to ensure the Board of Directors serves the best interests of shareholders and positions the Company for future success. After the evaluations, the board and committees, in conjunction with the corporate secretariat function, work to improve upon any issues presented during the evaluation process and to identify opportunities that may lead to further improvement. While this formal self-evaluation is conducted on an annual basis, the evaluation process is an ongoing process throughout the year. Directors continuously share their perspectives, feedback, and suggestions throughout the year, whether during the board’s executive sessions or otherwise.

New Directors On-boarding & Directors' Trainings

The Company has a tailored and robust onboarding program for new directors, aimed to familiarize the new directors with key topics, such as the board’s structure, governance and responsibilities, the Company’s organizational structure, the Company’s strategic objectives and key performance indicators (KPIs), the Company’s business environment and market overview, financial reporting and legal proceedings. The program is formalized and tailored to take into account the unique backgrounds, experiences and expected committee responsibilities of each new director. The program includes an educational overview of the Company's public disclosures, including website, regulatory filings, governance documents, investor presentations, annual and long-term budget materials. In addition, we schedule meetings for the new directors with other directors, key executives and business leaders to gain business insights into the Company, and the culture of the board and how it operates. Additional onboarding activities (such as site visits) are calendared throughout the year to foster an ongoing onboarding program.

The board operates according to annual and long-term plans, which include, among other things, training on various issues (such as climate change, sustainability, AI, governance, compliance, HR & people trends, etc.), in addition to educational sessions on the business environment, our products, competition view, compliance, and other topics.

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
ICL Group Limited 264

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

Under the Companies Law, each committee of the Board of Directors that exercises power of the Board of Directors must include at least one external director, and all external directors must be members of the Company’s Audit Committee and Compensation Committee.

As of the date of this Annual Report, we have two external directors: Dr. Miriam Haran, whose second three-year term commenced on July 16, 2024, and Ms. Dafna Gruber, whose second three-year term commenced on January 26, 2025.
ICL Group Limited 265

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
ICL Group Limited 266

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

ICL Group Limited 267

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

ICL Group Limited 268

Climate, Sustainability & Community Relations Committee

Members

Dr. Miriam Haran (Chair, Environmental Expert)

Sagi Kabla

Gadi Lesin

Shalom Shlomo

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

ICL Group Limited 269

Regulation Committee

Members

Shalom Shlomo (Chair)

Tzipi Ozer-Armon

Miriam Haran

Reem Aminoach

Our Regulation Committee is not a statutory committee and is not authorized to exercise any power of our Board of Directors and has advisory authority only.

Main Responsibilities

•
Overseeing ICL's preparedness for significant regulatory changes expected in the coming years, including preparations related to the expiration of the Dead Sea concession and the processes for allocating a new concession in 2030.

Board and Committees attendance in 2025

Organ Name	Number of Meetings in Reported Year	Average Attendance
Board of Directors	24	98%
Audit & Accounting Committee	10	98%
Human Resources & Compensation Committee	10	100%
Climate, Sustainability & Community Relations Committee	4	100%
Financing Committee	2	100%
Regulatory Committee	2	100%

ICL Group Limited 270

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

Our internal auditor acts in accordance with the defined Internal Audit Charter and is required to comply with internal auditors' standards. Mr. Meshulam holds periodic meetings with the Audit Committee, without management present, as often as deemed necessary, and at least once a year. In addition, the Internal Auditor holds monthly meetings with our Executive Chairman of the Board and with the Chairman of the Audit Committee.

The internal audit's annual and multi-year work plans are risk-based plans. They have been designed based on a global risk assessment and were examined against industry standards and benchmarks. The audits of all the operational sites are performed every 3 years, including examination of various risk areas, such as ethics and compliance, environmental, operational, safety and procedures. The plans are reviewed and approved by the Audit Committee and the Board of Directors. In addition, a high-level risk assessment is carried out annually and the audit plan is reassessed and approved.
ICL Group Limited 271

Insurance and indemnification

The Articles of Association of the Company and its Israeli subsidiaries include provisions that permit exemption, indemnification and insurance of the liability of officers and directors, all in accordance with the provisions of the Companies Law.

The Company, with the approval of HR & Compensation Committee, the Board of Directors and the shareholders, granted its officers and directors a letter of exemption and indemnification, and also maintains an insurance policy covering directors' and officers' liability, which is renewed annually. The directors' and officers' liability insurance and the exemption and indemnity undertaking do not apply to those cases specified in Section 263 of the Companies Law. The exemption is from liability for damages caused and/or that will be caused, by those officers and directors as a result of a breach of the duty of care to the Company. Regarding directors who are office holders of Israel Corp., who may serve from time to time, in January 2021, the shareholders approved to extend the period for exemption and indemnification entered into with such office holders, for an additional nine years, commencing November 30, 2020, provided that the exemption shall not apply to liabilities arising in connection with a transaction or resolution in which a controlling shareholder or an office holder, including an office holder who is other than the office holder party to the agreement, has a personal interest (within the meaning of the Companies Law). The amount of indemnification payable by the Company under the letters of indemnification, in addition to amounts received from an insurance company, if any, for all of the officers and directors on an aggregate basis, for one or more of the events detailed therein, is limited to $300 million.

D&O Framework Transaction

The Company’s directors’ and officers’ liability insurance policies include a two-tier coverage for directors’ and officers’ liability, comprising of a joint primary tier with Israel Corp. and a separate tier covering ICL alone. Our directors and officers are beneficiaries of both tiers.

The Company’s directors’ and officers’ liability insurance policy for 2025 was approved by the Company's authorized organs in February 2025, in accordance with the Israeli Companies Regulations (Relief in Transactions with Interested Parties), 5760-2000 (the “Relief Regulations”) and the Company’s Compensation Policy, and is in effect until March 2026. The 2025 directors’ and officers’ liability insurance policy included a liability limit of $200 million for both tiers (comprised of a liability limit of $40 million for the joint tier with Israel Corp. and additional Side A coverage (directors and officers only) of $160 million for the Company only).

In February 2026, the Company's directors’ and officers’ liability insurance policy for 2026 was approved by the Company's authorized organs, in accordance with the Relief Regulations and the Compensation Policy, effective as of March 2026. The 2026 directors’ and officers’ liability insurance policy continues to include a liability limit of $200 million for both tiers (comprised of a limit of $40 million for the joint tier with Israel Corp. and additional Side A coverage (directors and officers only) of $160 million for the Company only).

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
ICL Group Limited 272

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

Breakdown of Employees by Segments

2025	2024	2023
Phosphate Solutions	3,751	3,765	3,970
Growing Solutions	3,548	3,612	3,630
Potash	1,995	2,063	2,092
Industrial Products	1,568	1,605	1,615
Global functions and headquarters	1,303	1,304	1,243
Sub Total	12,165	12,349	12,550
Temporary employees	842	718	800
Total employees	13,007	13,067	13,350

*Based on the managerial structure of the company.

Geographic Breakdown of Employees

2025	2024	2023
Israel	4,427	4,507	4,548
China	1,942	1,938	1,984
Brazil	1,505	1,580	1,637
Spain	863	879	918
USA	821	853	820
Germany	699	686	704
UK	698	693	705
Netherlands	554	557	580
France	123	124	126
All other	533	532	528
Sub Total	12,165	12,349	12,550
Temporary employees	842	718	800
Total employees	13,007	13,067	13,350

As of December 31, 2025, the Company’s workforce was comprised of 13,007 employees compared to 13,067 employees as of December 31, 2024, a decrease of 60 employees, due to organizational efficiency plans that adapt resources and costs to business requirements.

As a result of these adjustments, recruitment slowed down along with the rate of growth, which resulted in a moderate decrease in the number of employees in several regions around the world.
ICL Group Limited 273

Employer of Choice

At ICL, we believe that engaged and effective employees are key to our success. We strive to continue to be an Employer of Choice (EoC) and a favorable place to work in every region in which we operate. Towards this goal, we conduct surveys to assess our strengths and areas of opportunity, we measure our progress and define concrete action plans to strengthen our position as an EoC. The surveys consistently show that our employees are proud to work at ICL, are engaged and motivated, and would recommend ICL as a good place to work. Our overall average engagement and enablement scores are above manufacturing and hi-tech norms. In 2025, ICL continued to receive global and local acknowledgement as a great place to work.

Talent Management

We believe in empowering employees to grow and develop. Our approach to career development is personalized – it includes ongoing dialogue regarding performance, understanding career aspirations, access to an advanced digital learning experience platform, an internal portal to explore job opportunities, and more. With a skill-based approach to development, employees are empowered to build a well-rounded skill set that will contribute to their overall professional growth and success, not just for a specific role. We encourage employees to further develop themselves and achieve their career aspirations, which, in turn, drives our overall success.

Leadership

In an era defined by disruption and rapid change, effective leadership has become crucial. We have embarked on a leadership development journey with the goal of creating a culture of leadership for all.

In 2025, we continued to invest in the leadership development of one of the most critical layers of the organization – middle management – through our Rise program’s follow up activities known as Rise-Beyond. The purpose of this program is to enhance the leadership capabilities and mindset of middle managers through a global development experience aligned with ICL’s leadership model.

2025 Annual theme was Leadership, marking a strategic commitment to empowering our people and strengthening our leadership culture. Guided by our Leadership for All approach, which recognizes leadership as a capability that extends beyond formal roles, we believe every employee can develop skills to lead with impact. Accordingly, we offered employees at all levels inclusive opportunities to build leadership skills and capabilities through dedicated programs (including mentoring, ‘Leadership Impact’ and ‘Leadership in Action’ programs). By embedding leadership development into everyday work, we foster continuous growth, collaboration and innovation across the organization.

Learning

We believe in encouraging and enabling continuous, lifelong learning, and empowering individuals through self-directed, personalized learning and development.

ICL offers a wide range of learning programs, both online and in-person, designed to meet the diverse needs of our employees. In light of the transformative potential of AI, we are committed to integrating AI-driven learning and development tools and platforms, leveraging both internal and external solutions. These tools and capabilities will enable smarter, more personalized learning experience, supporting employees in developing critical skills for the future.
ICL Group Limited 274

Our learning and development framework includes a broad portfolio of professional development solutions, such as dedicated Academies in Agronomy, Innovation, Operational Excellence, Sales, and Human and Organizational Performance (HOP), alongside Engineer University and a range of development resources designed to support engineers in expanding their knowledge and expertise. While we continue to transition to new centralized learning platforms, we continue to provide extensive opportunities for learning and growth across multiple channels.

Employee Experience & Wellbeing

In today's business environment, characterized by accelerating turbulence and disruption, employee experience and wellbeing have become more important than ever. Our goal is to create a positive, meaningful, healthy, and productive environment for employees throughout their tenure with the organization.

In 2025, we continued to strengthen our Employee Experience Center of Excellence to enable us to design positive experiences at pivotal, key moments that matter to employees. The results of our Employer of Choice survey provide us with valuable information regarding employee engagement and enablement that help us improve the overall employee experience. In addition, we are evaluating the integration of Artificial Intelligence technologies (AI) into our people practice simplifying processes, automate workflows, innovate, and improve the overall employee experience.

During this year, we extended our efforts to enhance employee wellbeing through our BeWell@ICL initiative. This included diversifying our range of offerings, as well as expanding to additional countries. Our offer included sport activities and workshops on various topics, including healthy lifestyle, nutrition, mindfulness, improved work environment and more.

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

With All our Differences, Becoming Stronger Together

As part of our Employer of Choice journey, we conduct periodical global survey to measure employee engagement and enablement, and we have committed to becoming a more inclusive and attentive organization.

One of the key milestones in this important journey is committing to ICL’s Diversity and Inclusion (D&I) policy that will strengthen ICL’s direction and provide a measurement in this area.

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
ICL Group Limited 275

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

Pillar 2: Hold up a Mirror

Without transparency commitment is nothing more than words. When an organization publicly reports its diversity and inclusion metrics, it becomes more accountable to its employees, customers, and stakeholders. This transparency can encourage an organization to take concrete actions to improve its DIB efforts. Data-driven decision-making is essential for effective DIB strategies. By having accurate statistics, ICL can make informed decisions about where to allocate resources, which programs to implement, and how to address specific challenges faced by underrepresented groups.

•	Bloomberg’s ESG Index

Since 2019, ICL has demonstrated a sustained commitment to advancing gender equality by reporting gender-related workplace data in alignment with Bloomberg’s Gender Reporting Framework (The GEI Framework). This global standard supported the assessment of our progress in achieving equal gender representation across organizational levels, commitment to gender equality goals, and the implementation of policies designed to mitigate the impact of familial responsibilities in the workplace. The framework considered corporate efforts to positively influence women beyond the employee base. Through transparent disclosure we greatly reinforce our dedication to accountability, continuous improvement and evidence-based decision making in the advancement of gender equality.

As of 2024, ICL is a scored entity within Bloomberg’s ESG data coverage, enabling access to Bloomberg’s Environmental, Social and Governance (ESG) Scores via the Bloomberg Portal. These scores integrate gender-related metrics and allow us to benchmark our performance against industry peers, review detailed scoring methodologies, and better understand our positioning within the industry and broader ESG landscape.

Through the portal, scored entities can also review and, if necessary, update publicly reported ESG input data points that form the foundation of their Bloomberg-assigned scores.
ICL Group Limited 276

ICL’s performance highlights (calculated as of December 2025) include:

•	Overall ESG Score: 5.57, with a percentile ranking of 93.7.

•	Environmental Score: 5.33, with a percentile ranking of 97.9.

•	Social Score: 3.96, with a percentile ranking of 70.5.

•	Governance Score: 7.84, with a percentile ranking of 96.8.

Notably, percentile rankings (on a scale of 0 to 100, where 100 is the highest) are available for Overall, Theme, Pillar, and Issue Scores. These percentiles, computed for each BECS Level 3, enable meaningful comparisons across companies, even when they belong to different peer groups.

•	United Nations Global Compact

In line with the multi-year strategy of the UN Global Compact, ICL actively champions business awareness and action, aligning with the Sustainable Development Goals (SDG`s) by 2030. The SDG`s provide a powerful aspiration for global improvement – illustrating the direction we collectively aim to move towards, and the steps needed to reach our goals. Since 2021, ICL proudly holds the status of official business participant of the UN Global Compact and is publicly committed to supporting its principles.

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

ICL’s CEO and President signed the WEP in 2021. The company’s new CEO has signed the WEPs statement of principles, reaffirming both personal commitment to their implementation and company’s ongoing dedication to these values. By joining the WEPs community, the CEO signals a commitment to this agenda at the highest levels of the Company and to work collaboratively in multi-stakeholder networks to foster business practices that empower females. These include equal pay for work of equal value, gender-responsive supply chain practices and zero tolerance against sexual harassment in the workplace.
ICL Group Limited 277

Furthermore, ICL has committed to:

•	33% females in senior leadership (T100) by the end of 2030 (in 2025, the percentage was 26% versus 25% in 2024).

•	45% females on ICL’s Board of Directors by 2028 (in 2025, the percentage was 33,33% versus 33.33% in 2024).

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

As part of a $250 million Sustainability-Linked Loan (SLL) obtained in 2021, ICL set and achieved a 2024 target for women to represent 25% of senior management. In 2023, the Company entered into a $1.55 billion Sustainability-Linked Revolving Credit Facility that also included sustainability-based KPIs, among them a 2025 goal for women to represent 25% of management, a target the Company successfully maintained.

ICL Group Limited 278

See below females in senior leadership (T100)

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

Through the ERGs we build a sense of community and belonging for employees by connecting people socially and professionally and encouraging interaction between employees. Their voice is strong, and the ERGs can address issues within the Company that improve the engagement and sense of belonging of many. This activity includes the She Impact regional ERGs dedicated to creating a culture that celebrates the strength of women, promotes equity and empowerment for women within ICL.

In 2025, we launched the Anat Tal-Katlav She Impact Award to recognize women demonstrate leadership and drive positive change within ICL. Named after Anat Tal-Katlav, the first woman to serve as President of ICL Industrial Products Division, the award reflects her legacy of business excellence and commitment to social responsibility, inspiring others to lead and create meaningful impact.

Pillar 5: Focus on celebrating our global and local differences

Recognizing and appreciating the contributions of individuals and teams towards the organization's Diversity, Inclusion, and Belonging (DIB) goals. This fosters a sense of value and pride, enhancing employee motivation and morale. By providing positive reinforcement, it underscores the organization's commitment to valuing diversity and creating an inclusive workplace.
ICL Group Limited 279

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

Item 7 – MAJOR SHAREHOLDERS AND RELATED (AND INTERESTED) PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table presents, as of March 10, 2026, (unless otherwise noted below), the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares and each of our directors and executive officers. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

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

Based on information provided to us by our transfer agent in the United States, as of March 10, 2026, we had two holders of record of our Ordinary Shares in the United States, holding, in the aggregate, 68,399,294 of our outstanding Ordinary Shares, representing approximately 5.30% of our outstanding Ordinary Shares. The number of record holders in the United States is not representative of the portion of our shares held in the United States, nor is it representative of the number of beneficial holders residing in the United States, since most of such Ordinary Shares were held of record by one U.S. nominee company, CEDE & Co., the nominee of The Depository Trust Company.

ICL Group Limited 280

Shareholders	Ordinary Shares Beneficially Owned(1)		Special State Share
	Number	%	Number	%
Israel Corporation Ltd. (2)	567,018,587	43.93%**	-	-
State of Israel (3)	-	-	1	100%
The Phoenix Holdings Ltd. (4)	99,513,244	7.12%	-	-
Migdal Insurance & Financial Holdings Ltd. (5)	88,693,705	6.87%	-	-
Harel Insurance Investments & Financial Services Ltd. (6)	67,769,160	5.25%	-	-
Menora Mivtachim Holdings Ltd. (7)	65,339,816	5.03%	-	-
Altshuler Shaham Ltd. (8)	64,691,143	5.01%	-	-
Yoav Doppelt (9)	1,712,995	*	-	-
Avisar Paz (10)	25,389	*	-	-
Aviad Kaufman	-	*	-	-
Sagi Kabla	-	*	-	-
Lior Reitblatt (11)	62,092	*	-	-
Reem Aminoach (12)	62,092	*	-	-
Tzipi Ozer Armon (13)	24,331	*	-	-
Gadi Lesin	-	*	-	-
Miriam Haran (14)	53,289	*	-	-
Dafna Gruber	-	*	-	-
Michal Silverberg	-	*	-	-
Shalom Shlomo	-	*	-	-
Elad Aharonson (15)	2,657,905	*	-	-
Aviram Lahav (16)	1,578,159	*	-	-
Lilach Geva Harel (17)	1,305,243	*	-	-
Ilana Fahima (18)	1,305,243	*	-	-
Anantha Desikan (19)	858,793	*	-	-
Amir Meshulam (20)	390,255	*	-	-
Ilan Barkai (21)	157,593	*	-	-
Nadav Turner (22)	973,302	*	-	-
Nir Ilani	-	*	-	-
Miri Mishor (23)	878,353	*	-	-
Yaniv Kabalek (24)	767,457	*	-	-
Uri Perelman (25)	749,697	*	-	-
Maya Grinfeld	-	*	-	-

* Less than 1%
** For further information, please see section (2) below.
ICL Group Limited 281

(1)
The percentages shown are based on 1,290,672,729 ordinary shares issued and outstanding as of March 10, 2026 (after excluding shares held by us or our subsidiaries). In accordance with SEC rules, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to options that are exercisable within 60 days of March 10, 2026. Shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not considered outstanding for computing the percentage of any other person.

(2)
Israel Corp. is a public company listed for trading on the Tel Aviv Stock Exchange (TASE). Based on the information provided by Israel Corp., Millenium Investments Elad Ltd. (“Millenium”) and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp., for purposes of the Israeli Securities Law (each of Millenium and Mr. Idan Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director of Millenium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millenium, as stated below). As of December 31, 2025, Millenium holds approximately 38.28% of the issued share capital (and 38.65% of the voting rights) in Israel Corp., which held as of December 31, 2025, approximately 43.93% of the voting rights and approximately 43.11% of the issued share capital, of the Company.

To the best of Israel Corp.’s knowledge, Millenium is wholly held by Mashat (Investments) Ltd. (“Mashat”). Mashat is wholly owned by Ansonia Holdings Singapore B.V. (“Ansonia”) which is incorporated in the Netherlands. Ansonia is a wholly owned subsidiary of Jelany Corporation N.V. (registered in Curaçao), which is wholly owned subsidiary of the Liberian company, Court Investments Ltd. (“Court”). Court is wholly owned by a discretionary trust, in which Mr. Idan Ofer is the beneficiary. In addition, as of December 31, 2025, Lynav Holdings Ltd. ("Lynav"), which is a company controlled by a discretionary trust in which Mr. Idan Ofer is the beneficiary, held directly approximately 9.39% of the issued share capital (and 9.48% of the voting rights) of Israel Corp.. Furthermore, as of December 31, 2025, Mr. Idan Ofer held directly approximately 0.05% of the issued share capital of Israel Corp (and approximately 0.05% of the voting rights).

Even though Israel Corp. holds less than 50% of the Company’s ordinary shares, it still has decisive influence at the general meetings of the Company’s shareholders and, effectively, it has the power to appoint directors (other than the external directors) and to exert significant influence with respect to the composition of the Company’s Board of Directors.

As of December 31, 2025, approximately 73 million ordinary shares have been pledged by Israel Corp. to secure certain liabilities, almost entirely comprised of margin loans with an aggregate outstanding principal amount of $150 million.

(3)
For a description of the different voting rights held by the holder of the Special State Share, see “Item 10 - Additional Information— B. Memorandum, Articles of Association and Special State Share — The Special State Share.”

(4)
Based solely upon and qualified in its entirety with reference to a Schedule 13G/A filed by The Phoenix Holdings Ltd. (“Phoenix”), with the SEC on November 14, 2024. According to the Schedule 13G/A, the 99,513,244 Ordinary Shares reported therein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix (the “Phoenix Subsidiaries”). The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

ICL Group Limited 282

(5)
Based solely upon and qualified in its entirety with reference to a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. (“Migdal”) with the SEC on November 13, 2025. According to the Schedule 13G, of the 78,641,356 Ordinary Shares reported as beneficially owned by Migdal (i) 78,990,548 Ordinary Shares are held for members of the public through, among others, provident funds, pension funds and insurance policies, which are managed by Migdal, and (i) 9,703,157 Ordinary Shares are held for members of the public through mutual funds which are managed by Migdal.

(6)
Based solely upon and qualified in its entirety by reference to a Schedule 13G filed by Harel Insurance Investments & Financial Services Ltd. (“Harel”) on March 4, 2026. According to the Schedule 13G, of the 67,769,160 Ordinary Shares reported as beneficially owned by Harel, (i) 66,221,913 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 700,557 Ordinary Shares are held by third-party client accounts managed by a subsidiary of Harel as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 846,690 Ordinary Shares are beneficially held for its own account.

(7)
Based solely upon and qualified in its entirety with reference to a Schedule 13G filed by Menora Mivtachim Holdings Ltd. (“Menora Holdings”) on November 19, 2025. According to the Schedule 13G, the securities reported are beneficially owned by Menora Holdings and by entities that are direct or indirect, wholly-owned or majority-owned, subsidiaries of Menora Holdings (the "Subsidiaries"), such as Menora Mivtachim Insurance Ltd., Shomera Insurance Company Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd., and Menora Mivtachim Investment Portfolio Management Ltd. The economic interest or beneficial ownership in a portion of the securities covered by the report (including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities) is held for the benefit of insurance policy holders, the owners of portfolio accounts, or the members of the provident funds or pension funds, as the case may be.

(8)
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

(9)	Includes 1,712,995 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(10)	Includes 25,389 ordinary shares.

(11)	Includes 62,092 ordinary shares.

(12)	Includes 62,092 ordinary shares.

(13)	Includes 24,331 ordinary shares.

(14)	Includes 53,289 ordinary shares.

ICL Group Limited 283

(15)	Includes 2,657,905 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(16)	Includes 1,578,159 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(17)	Includes 1,305,243 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(18)	Includes 1,305,243 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(19)	Includes 858,793 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(20)	Includes 390,255 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(21)	Includes 157,593 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(22)	Includes 27,744 ordinary shares and 945,558 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(23)	Includes 878,353 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(24)	Includes 767,457 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

(25)	Includes 749,697 ordinary shares subject to options that are currently exercisable or will be exercisable within 60 days of the date of the table.

CoB LTI: For information regarding the equity-based incentive award, in the form of options, granted to our Executive Chairman of the Board, Mr. Yoav Doppelt, for the years 2022-2024 and for the years 2025-2027, approved by the shareholders on March 30, 2022 and on March 6, 2025, respectively, see Note 19 to our Audited Financial Statements and “Item 6 - Directors, Senior Management and Employees— B. Compensation”

CEO LTI: For information regarding the equity-based incentive award, in the form of options, granted to our former Chief Executive Officer, Mr. Raviv Zoller, for the years 2022-2024, approved by the shareholders on March 30, 2022, and to our current Chief Executive Officer, Mr. Elad Aharonson, for the years 2025-2027, approved by the shareholders on March 6, 2025 see, Note 19 to our Audited Financial Statements and “Item 6 - Directors, Senior Management and Employees— B. Compensation”.

Executive Officers LTI: For information regarding the equity-based awards, in the form of options, granted to our executive office holders in February 2022 for the years 2022-2024 and in April 2024, for the years 2024-2026, see Note 16 and Note 19 to our Audited Financial Statements.
ICL Group Limited 284

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
ICL Group Limited 285

Approval of Directors and Officer Compensation

Under the Companies Law, we are required to approve, at least once every three years, a compensation policy with respect to the terms of engagement of our directors and officers. The compensation policy requires the approval of the board of directors, following recommendation by the company’s compensation committee, and thereafter by the Company’s shareholders. The shareholder approval must be obtained by a simple majority of all votes cast, provided that (i) such majority includes a simple majority of the votes cast by non‑controlling shareholders and shareholders having no personal interest in the matter (excluding abstentions) or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against the proposal does not exceed 2% of the total voting rights in the company, which is referred to as the “Special Majority for Compensation.” The Company’s current Compensation Policy was approved by the shareholders (by the Special Majority for Compensation) on October 9, 2024, following the recommendation of our HR & Compensation Committee and approval by our Board of Directors, and is in effect for a period of three years.

In general, the compensation terms of directors, the Chief Executive Officer and any employee or service provider who is considered a controlling shareholder or a relative of a controlling shareholder, directly or indirectly (including through a company controlled by a controlling shareholder), must be approved separately by the HR & Compensation Committee, the Board of Directors and the shareholders (in the case of the Chief Executive Officer by the Special Majority for Compensation, and in the case of a controlling shareholder or relative thereof or company controlled by a controlling shareholder, by the Special Majority, unless a relief exists pursuant to the Companies Law or Israeli relief regulations concerning related party transactions). Generally, shareholder approval is not required for director compensation payable in cash up to the maximum amounts set forth in the Compensation Regulations governing the compensation of external directors. Generally, the compensation terms of officers (who are not directors) who report directly to the Chief Executive Officer require the approval of the HR & Compensation Committee and the Board of Directors, provided that the HR & Compensation Committee may approve an amendment to an existing arrangement of such an officer if it determines that the amendment is not material compared to the existing terms of compensation.

For further details regarding the compensation of ICL officers and directors, see “Item 6.B. (Compensation)“.
ICL Group Limited 286

Related (and Interested) Party Transactions

Controlling Shareholder

As of December 31, 2025, Israel Corp. held approximately 43.11% of our outstanding ordinary shares and approximately 43.93% of the voting rights of our shareholders.

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
ICL Group Limited 287

Relationships with Other Companies

Gas Purchase Agreement: For details regarding the gas purchase agreement with Energean PLC, see Note 18 to our Audited Financial Statements and “Item 3 - Key Information— D. Risk Factors". The negotiations in connection with the Energean Gas Purchase Agreement were conducted by ICL, jointly with two other Israeli companies affiliated, at that time, with our controlling shareholder Israel Corp.: Oil Refineries Ltd. (“ORL”), an Israeli company public traded on the TASE and controlled by Israel Corp., and OPC Energy Ltd., The negotiations led to separate final agreements between Energean and each company. Due to the joint negotiations, the Energean Gas Purchase Agreement was approved by our shareholders on February 22, 2018, as an "extraordinary transaction" (as such term is defined in the Israeli Companies Law), in which our controlling shareholder had a personal interest, by the Special Majority, in accordance with the Israeli Companies Law (as described in ”Item 7 - Major Shareholders and Related (and Interested) Party Transactions – B. Related (and Interested) Party Transactions – Approval of Related (and Interested) Party Transactions”). Since 2023, ORL is no longer affiliated with our controlling shareholder.

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

Option Plans

For a description of the Option Plans, see “Item 6 – Directors, Senior Management and Employees—E. Share Ownership” and Note 16 to our Audited Financial Statements.

The table below sets forth certain income statement information with respect to balances of our related party transactions:

For the year ended December 31
2025	2024	2023
$ millions	$ millions	$ millions
Sales	-	-	1
Cost of sales	-	1	1
Selling, transport and marketing expenses	-	9	6
Financing income, net	(2)	(2)	(1)
General and administrative expenses	1	1	1

ICL Group Limited 288

The table below sets forth certain balance sheet information with respect to balances of our related party transactions:

As of December 31
2025	2024
$ millions	$ millions
Other current assets	46	41

Other current liabilities	-	1

For further information regarding our related party transactions, see Note 23 to our Audited Financial Statements.

Option Plans

For a description of the Option Plans see “Item 6 - Directors, Senior Management and Employees—E. Share Ownership” and Note 16 to our Audited Financial Statements.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.
ICL Group Limited 289

Item 8 – FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Fixed operating costs for the years ended December 31, 2025, 2024 and 2023 amounted to approximately $1,789 million, $2,150 million and $2,010 million, respectively. The variable operating costs for the years ended December 31, 2025, 2024 and 2023 amounted to approximately $4,784 million, $3,916 million and $4,386 million, respectively. See “Item 18 - Financial Statements”.

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

The two largest consuming markets for magnesium metal outside of China, the U.S. and Europe, currently have trade actions against Russia, and as such, consumers in these countries do not have access to the Russian supply of magnesium metal.

In the United States and Brazil, the main markets in which ICL Magnesium sells its products, imports of magnesium and magnesium alloys from China are subject to anti-dumping duties.

ICL and some of its subsidiaries have been declared a monopoly in Israel in the following areas: potash, phosphoric acid, sulphuric acid, ammonia, chemical fertilizers, phosphate fertilizers, phosphates, bromine and bromine compounds. Due to their having been declared monopolies, ICL and its subsidiaries, with respect to their activities in the aforesaid areas, are subject to limitations set forth in Chapter 4 of Israel's Economic Competition Law, 1988 (formerly, Restrictive Business Practices Law, 1988), most significantly its prohibition on monopolies abusing their positions as monopolies. In each of 2025 and 2024 approximately 4% of our revenues derived from Israeli sales and, therefore, in our estimation, and without derogating from the legal implications of the above-mentioned declaration, overall, the said declaration does not have a material impact on us. We also have an internal antitrust compliance program in place.
ICL Group Limited 290

Legal Proceedings

Tax Proceedings

For information regarding our tax proceedings, see Note 15 to our Audited Financial Statements.

Derivative Actions

A.
Following the Israeli Supreme Court ruling requiring Dead Sea Works to pay water fees starting in 2018 for water extracted from wells in the concession area, in December 2025, the Company was served with a motion for discovery of documents filed with the Tel Aviv District Court by a shareholder of the Company (hereinafter – the Applicant), as a preliminary proceeding in preparation for a possible derivative action against officers and directors of the Company. According to the Applicant, the requested documents could potentially serve as a basis for a restitution claim relating to compensation paid to such officers. Given the preliminary stage of the proceedings, it is not possible to assess their outcome. Nevertheless, an initial review of the motion indicates that it is based on an incorrect premise.

B.
In May 2018, the Company was served with a motion for discovery and inspection of documents (hereinafter – the "Motion"), filed with the Tel Aviv District Court by a shareholder of the Company (hereinafter – the "Movant"), as a preliminary proceeding in preparation for the possible filing of an application for certification of a multiple derivative action against officers of the Company and ICL Rotem who, according to the Movant, caused the alleged damages incurred and to be incurred by the Company as a result of the environmental incident in the Ashalim creek area in Israel’s Negev region. In 2018, the parties reached an arrangement, pursuant to which the legal proceedings would be postponed until the relevant investigation materials are provided to the Company by the investigating authority. As of the date of this report, to the best of the Company's knowledge, the criminal investigation is still pending. In accordance with the Court's directive, the parties are required to update, from time to time, on developments concerning the settlement agreement for the purpose of determining the continuation of the proceedings. Certain NPO having its request to join the proceedings as an amicus curia is still pending in court, has filed requests to renew the proceedings in the case. No resolution has been given yet. Considering the proceedings are at an early stage and are currently suspended, it is difficult to estimate their outcome.

ICL Group Limited 291

Other Legal Matters

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

As part of the Decision, reference was made to the establishment of an inter-ministerial team to conduct negotiations with companies operating in the Bay, including ICL’s subsidiary, Fertilizers and Chemicals Ltd. (F&C), with the aim of reaching an understanding to end petrochemical and chemical industrial activity in the Bay, while maintaining energy security and a regular fuel supply to the economy. The Decision further states that the demolition of facilities and infrastructure, as well as the restoration of contaminated land, will be performed in accordance with guidelines established by the Israeli Ministry of Environmental Protection and in prior coordination with the designated negotiation team. This does not exempt the parties that operated these sites from their responsibilities under environmental protection laws and the "polluter pays" principle. In line with the Decision, a negotiation team was appointed to engage with the Company to reach an agreement regarding the evacuation of its facility, originally targeted for completion by the end of 2025. Negotiations are currently in their early stages, and no final decisions have been made regarding the timeline for evacuation, or the method and terms of compensation.

As part of the Company's preparation for the government's Decision, in 2022, the Company commissioned independent valuations of F&C’s assets. According to appraiser's assessment, the value of the attached properties was estimated at approximately $270 million using the Fair Value method, or approximately $514 million using the Replacement Cost method (RCN). In addition, the fair value of the land was estimated at approximately $298 million, excluding restoration costs. It should be note that the Israel Land Authority’s assessment of the land and asset values may differ, potentially even materially, from the Company’s estimates.

As of December 31, 2025, F&C’s depreciated cost of fixed assets (which includes attached assets and land) totaled $32 million.

In December 2023, the Ministers of the Interior, Construction, and Housing approved the National Outline Plan (NOP) 75 ("Gate of the Bay") concerning the development of Haifa Bay.

The Company is unable to assess the manner in which the aforementioned Decision will be implemented, its feasibility and its consequences, including the expected level of compensation and the required restoration costs.

For information regarding significant claims and legal proceedings that are pending against the Group, see Note 18 to our Audited Financial Statements.
ICL Group Limited 292

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

Distributable profits as of December 31, 2025, amounted to $5,509 million. The terms of certain of our existing liabilities require us to maintain a minimum level of the Company’s equity, which could restrict our ability to pay dividends in the future. See Note 13 to our Audited Financial Statements for further information regarding covenants in our loan agreements and their impact on our ability to pay dividends. In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits and only if there is no reasonable concern that such distribution will prevent us from meeting our existing and future obligations when they become due. Generally, dividends paid by an Israeli company are subject to an Israeli withholding tax. For a discussion of certain tax considerations affecting dividend payments, see “Item 10 - Additional Information— E. Taxation” and Note 15 to our Audited Financial Reports.

B. SIGNIFICANT CHANGES

To the best of our knowledge, no significant changes have occurred since the date of our consolidated financial statements, other than as disclosed in this Annual Report.
ICL Group Limited 293

Item 9 – THE OFFER AND LISTING

A.OFFER AND LISTING DETAILS

Our ordinary shares have been listed on the TASE since 1992. Our ordinary shares commenced trading on the NYSE in September 2014. Our trading symbol on NYSE and on the TASE is "ICL".

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

See "Offer And Listing Details" above.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.
ICL Group Limited 294

Item 10 – ADDITIONAL INFORMATION

A. SHARE CAPITAL

As of December 31, 2025, our authorized share capital consisted of 1,484,999,999 ordinary shares, par value NIS 1 per share, of which 1,315,267,234 ordinary shares were issued and outstanding (including shares held by us or our subsidiaries), and 1 Special State Share, par value NIS 1 per share, issued and outstanding. All of our outstanding shares have been lawfully issued and are fully paid. As of December 31, 2025, 24,589,836 ordinary shares were held by us or our subsidiaries. Shares acquired by our subsidiaries prior to February 2000 have both economic rights and voting rights. However, in accordance with Israeli law, ordinary shares issued to our subsidiaries or purchased by our subsidiaries after February 2000 have economic rights but not voting rights. Shares held by us have no economic rights or voting rights. Therefore, of the ordinary shares held by us or our subsidiaries as of December 31, 2025, 24,589,836 shares carry no voting rights.

As of December 31, 2025, an additional amount of approximately 30 million ordinary shares was issuable upon the exercise of outstanding options granted to our officers and employees at a weighted average exercise price of approximately NIS 24.29 (about $7.61) per share. The weighted average exercise price of the outstanding vested options is approximately NIS 28.23 (about $8.85) per share. For further information about the issuance of options and restricted shares to directors, officers and senior employees and their exercise or vesting (as the case may be) in 2024-2025, see Note 19 and 16 to our Audited Financial Statements and “Item 6 - Directors, Senior Management and Employees—E. Share Ownership”.

In 2025, approximately 1 million options under our equity compensation plans were exercised into approximately 0.3 million ordinary shares. In 2024, approximately 3 million options under our equity compensation plans were exercised into approximately 0.9 million ordinary shares. In 2023, approximately 0.85 million options under our equity compensation plans were exercised into approximately 0.3 million ordinary shares.

B. MEMORANDUM, ARTICLES OF ASSOCIATION AND SPECIAL STATE SHARE

A copy of our Amended and Restated Articles of Association is attached as Exhibit 1.2 to this Annual Report. Other than as set forth below, the information called for by this Item is attached as Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

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
ICL Group Limited 295

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

In addition, the consent of the holder of the Special State Share is required for the ownership of any shares that grant their holder the right, ability or practical potential to appoint, directly or indirectly, 50% or more of our directors, and such appointments will not be valid as long as such consent has not been obtained.

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

ICL Group Limited 296

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

In 2018, an inter-ministerial team was established, led by the Ministry of Finance, with the purpose of regulating the authority and oversight concerning the Special State Share, as well as reducing the regulatory burden. In January 2019, the team's work was suspended. The Company is unable to estimate the potential implications of this process, if any, but it is possible that the introduction of regulatory provisions, coupled with stricter enforcement, could increase uncertainty in managing the Company’s operations related to natural resources in Israel, and may have a material adverse effect on its business, financial condition, and results of operations. For further information, see “Item 3 - Key Information— D. Risk Factors”.

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

ICL Group Limited 297

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

Taxation of Investors

The following are material Israeli income tax consequences to investors who acquire and dispose of our ordinary shares. The discussion below does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to acquire and/or dispose of our ordinary shares.

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

Israeli Residents

Generally, as of January 1, 2012, the tax rate applicable to capital gains derived from a sale of shares, whether listed on a stock market or not, is the regular corporate tax rate in Israel applicable for Israeli companies, 23% since 2018 and 25% for Israeli individuals, unless such individual shareholder is considered a “significant shareholder” at any time during the 12‑month period preceding such sale, in which case the tax rate is 30%. A “significant shareholder” is defined as one who holds, directly or indirectly, including together with others, at least 10% of any means of control in the company. However, different tax rates will apply to dealers in securities. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares.
ICL Group Limited 298

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

Taxation of Dividend Distributions

Israeli Residents

Israeli resident individuals are generally subject to Israeli income tax (generally collected by means of withholding) on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends). The tax rate applicable to such dividends is 25% or 30% for a shareholder that is considered a “significant shareholder” (as defined above) at any time during the 12-month period preceding such distribution. Dividends paid from income derived from Approved Enterprises or Benefited Enterprises are subject to tax at the rate of 15%. Dividends paid from income derived from Preferred Enterprises are subject to tax at the rate of 20%.

Israeli resident companies are generally exempt from tax on the receipt of dividends paid on our ordinary shares (excluding dividends paid from income derived from Approved or Benefited Enterprises). For additional information regarding additional tax payment, see Capital Gains Tax above.
ICL Group Limited 299

Non‑Israeli Residents

Non‑residents of Israel are subject to income tax on income accrued or derived from sources in Israel, including dividends paid by Israeli companies. On distributions of dividends other than stock dividends, income tax (generally collected by means of withholding) will generally apply at the rate of 25%, or 30% for a shareholder that is considered a significant shareholder (as defined above) at any time during the 12‑month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Dividends paid from income derived from Approved or Benefited Enterprises are subject to tax at the rate of 15%, or 4% for Benefited Enterprises in the Ireland Track. Dividends paid from income derived from Preferred Enterprises will be subject to tax at the rate of 20%.

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

Additional Israeli income tax levied on high taxable income including dividends and capital gains

As of January 1, 2017, individual taxpayers (foreign and Israeli) with taxable income in Israel (“taxable income”), exceeding NIS 721,560 (for 2025) in a certain tax year, will be subject to an additional tax payment of 3% on the portion of their taxable income, for such tax year, that exceeds such threshold. For this purpose, taxable income includes, inter alia, taxable (non exempted) capital gains from selling our shares and taxable (non exempted) income from dividend distributions.

As of January 1, 2025, individual taxpayers (foreign and Israeli) are subject to an additional tax payment of 2% (on top of the 3% tax payment mentioned above). This 2% tax is imposed on the portion of “passive taxable income”, in a given tax year, that exceeds the threshold of NIS 721,560 (for 2025). For this purpose, “passive taxable income” includes, inter alia, taxable (non exempted) capital gains from selling our shares and taxable (non exempted) income from dividend distributions.
ICL Group Limited 300

Material US Federal Income Tax Considerations for US Holders

The following are material US federal income tax consequences to the US Holders described below of owning and disposing of our ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to hold ordinary shares. This discussion applies only to a US Holder that holds ordinary shares as capital assets for US federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a US Holder’s particular circumstances, including alternative minimum tax consequences, any aspect of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) commonly known as the Medicare tax and tax consequences applicable to US Holders subject to special rules, such as:

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
ICL Group Limited 301

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
ICL Group Limited 302

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

Passive Foreign Investment Company Rules

In general, a non-US corporation will be a “passive foreign investment company” (a “PFIC”) for any taxable year if (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-US corporation that directly or indirectly owns at least 25% of the value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and gains from transactions in commodities (other than certain active business gains from the sales of commodities).

Based on the manner in which we operate our business, we believe that we were not a PFIC for 2024. However, because PFIC status depends on the composition and character of a company’s income and assets and the value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a US Holder held ordinary shares, gain recognized by a US Holder on a sale or other disposition (including certain pledges) of the ordinary shares would be allocated ratably over the US Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such taxable year. Further, to the extent that distributions received by the US Holder in any taxable year in respect of ordinary shares exceed 125% of the average of the annual distributions received by a US Holder during the preceding three years or the US Holder’s holding period, whichever is shorter, those excess distributions would be subject to taxation in the same manner. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) for the ordinary shares in the case that we were a PFIC for any taxable year.  US Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

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
ICL Group Limited 303

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

Certain US Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of securities of non-US issuers, such as our ordinary shares, unless the securities are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-US financial institutions). US Holders should consult their tax advisers regarding their reporting obligations with respect to ordinary shares.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

In light of the listing of our ordinary shares for trade on the New York Stock Exchange (NYSE) within the framework of an initial public offering executed in 2014, we are subject to the informational requirements of the US Securities Exchange Act of 1934, as amended. Accordingly, we are required to file or furnish reports and other information with the SEC pursuant to the requirements applying to foreign issuers, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains a website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. The information on that website is not part of this Annual Report and is not incorporated by reference herein.

I. SUBSIDIARY INFORMATION

The Company and its subsidiaries do not maintain any direct or indirect connection with Iran or with enemy nations (as defined in the Israel Trade with the Enemy Ordinance - 1939).
ICL Group Limited 304

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

As relates to financial assets and financial liabilities in currencies that are not the functional currency of our subsidiaries, our policy is to try and minimize this exposure as much as possible using various hedging instruments. We do not hedge against some severance pay liabilities, lease liabilities (IFRS 16) or tax balances as they are long-term exposures. In addition, we do not use hedging instruments to hedge the prices of our products. As for hedging against projected income and expenses in currencies that are not in the functional currency of our subsidiaries, price changes of energy products, marine shipping costs and interest rates, our policy is to hedge part of the exposure, as described below.

We regularly monitor the extent of our exposure to various risks described below, and we execute hedging activities according to our hedging policy with reference to the actual developments and expectations in the various markets.

We use financial instruments and derivatives for hedging purposes only. These hedging instruments reduce our exposure as described above. Part of these transactions do not meet the hedging conditions provided in IFRS and therefore they are measured at fair value, and changes in the fair value are charged immediately to earnings. The counterparties for our derivatives transactions are banks or financial institutes. We believe the credit risk in respect thereof is small.

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
ICL Group Limited 305

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

Our subsidiaries have financial assets and liabilities that are denominated in or linked to currencies other than their functional currencies. A surplus of assets over liabilities denominated in currencies that are not the functional currency creates exposure to us in respect of exchange rate fluctuations.

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

Explanations of the main changes between the periods

Exchange rate:

As of December 31, 2025, the net positive fair value of the derivative instruments with respect to exchange rates was about $92 million compared to a positive fair value of $1 million as of December 31, 2024. As a result, in 2025, an income of about $91 million was recorded with respect to these transactions.
ICL Group Limited 306

The tables below set forth the sensitivity of our derivative instruments and certain balance sheet items to 5% and 10% increases and decreases in the exchange rates as of December 31, 2025.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
USD/NIS	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(0.1)	(0.1)	1.4	0.1	0.2
Trade receivables	(4.5)	(2.4)	49.5	2.6	5.5
Receivables and debit balances	(0.8)	(0.4)	8.5	0.4	0.9
Long-term deposits and loans	0.2	0.1	(1.8)	(0.1)	(0.2)
Credit from banks and others	2.9	1.5	(32.4)	(1.7)	(3.6)
Trade payables	47.7	25.0	(524.9)	(27.6)	(58.3)
Other payables	3.0	1.6	(33.3)	(1.8)	(3.7)
Long-term loans	8.5	4.5	(93.8)	(4.9)	(10.4)
Fixed rate debentures	38.3	20.0	(421.0)	(22.2)	(46.8)
Options	(4.3)	(2.1)	2.1	3.7	7.3
Forward	(66.5)	(35.5)	18.5	39.5	82.7
Forward transactions hedge accounting	(31.5)	(16.5)	21.0	18.2	38.5
Swap	(43.5)	(23.0)	51.0	25.4	53.7
Total	(50.6)	(27.3)	(955.2)	31.6	65.8

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
EUR/USD	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(7.4)	(3.9)	81.4	4.3	9.0
Short-term deposits and loans	(0.1)	0.0	0.8	0.0	0.1
Trade receivables	(22.5)	(11.8)	247.2	13.0	27.5
Receivables and debit balances	(1.6)	(0.8)	17.8	0.9	2.0
Long-term deposits and loans	(0.3)	(0.2)	3.7	0.2	0.4
Credit from banks and others	11.1	5.8	(121.8)	(6.4)	(13.5)
Trade payables	21.7	11.3	(238.3)	(12.5)	(26.5)
Other payables	6.0	3.1	(65.9)	(3.5)	(7.3)
Long-term loans from banks	36.8	19.3	(404.7)	(21.3)	(45.0)
Long-term loans with variable interest rates	21.8	11.4	(240.2)	(12.6)	(26.7)
Options	6.3	3.6	(1.1)	(1.5)	(4.5)
Forward	5.5	2.6	0.1	(2.4)	(4.5)
Total	77.3	40.4	(721.0)	(41.8)	(89.0)

ICL Group Limited 307

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
GBP/USD	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(0.1)	0.0	1.0	0.1	0.1
Trade receivables	(3.8)	(2.0)	41.3	2.2	4.6
Receivables and debit balances	(0.2)	(0.1)	2.7	0.1	0.3
Credit from banks and others	1.1	0.6	(12.1)	(0.6)	(1.3)
Trade payables	2.1	1.1	(23.1)	(1.2)	(2.6)
Other payables	0.5	0.3	(5.4)	(0.3)	(0.6)
Long-term loans	1.1	0.6	(11.9)	(0.6)	(1.3)
Options	(0.7)	(0.3)	0.0	0.3	0.9
Forward	(0.5)	(0.2)	0.0	0.2	0.4
Total	(0.5)	-	(7.5)	0.2	0.5

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
BRL/USD	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(5.6)	(2.9)	61.9	3.3	6.9
Trade receivables	(31.2)	(16.3)	342.8	18.0	38.1
Receivables and debit balances	(0.5)	(0.3)	5.8	0.3	0.6
Trade payables	5.5	2.9	(60.0)	(3.2)	(6.7)
Long-term deposits and loans	(0.5)	(0.3)	6.0	0.3	0.7
Other payables	1.4	0.7	(15.5)	(0.8)	(1.7)
Long-term loans from banks	1.7	0.9	(18.2)	(1.0)	(2.0)
Forward	4.0	2.1	0.6	(2.3)	(4.9)
Total	(25.2)	(13.2)	323.4	14.6	31.0

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
CNY/USD	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(8.3)	(4.4)	91.6	4.8	10.2
Short-term investments and deposits	(0.6)	(0.3)	6.5	0.3	0.7
Trade receivables	(5.8)	(3.0)	63.5	3.3	7.1
Receivables and debit balances	0.0	0.0	(0.2)	0.0	0.0
Trade payables	6.2	3.2	(67.7)	(3.6)	(7.5)
Other payables	0.7	0.4	(8.2)	(0.4)	(0.9)
Long-term loans (CNY)	2.4	1.2	(26.1)	(1.4)	(2.9)
Total	(5.4)	(2.9)	59.4	3.0	6.7

ICL Group Limited 308

The tables below set forth the sensitivity of our derivative instruments and certain balance sheet items to 5% and 10% increases and decreases in the exchange rates as of December 31, 2024.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
USD/NIS	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(0.1)	(0.1)	1.5	0.1	0.2
Short-term deposits and loans	0.0	0.0	0.1	0.0	0.0
Trade receivables	(3.3)	(1.7)	36.7	1.9	4.1
Receivables and debit balances	(0.4)	(0.2)	4.0	0.2	0.4
Long-term deposits and loans	(0.1)	0.0	0.9	0.0	0.1
Credit from banks and others	1.3	0.7	(14.8)	(0.8)	(1.6)
Trade payables	37.1	19.4	(407.9)	(21.5)	(45.3)
Other payables	2.9	1.5	(31.9)	(1.7)	(3.5)
Long-term loans	10.6	5.6	(116.8)	(6.1)	(13.0)
Fixed rate debentures	14.7	7.7	(161.3)	(8.5)	(17.9)
Forward	(65.8)	(34.0)	(1.1)	39.7	82.7
Forward transactions hedge accounting	(31.0)	(17.2)	2.1	14.7	33.3
Swap	(16.6)	(8.7)	(2.9)	9.5	20.6
Total	(50.7)	(27.0)	(691.4)	27.5	60.1

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
EUR/USD	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(1.8)	(1.0)	20.3	1.1	2.3
Short-term deposits and loans	(0.1)	0.0	0.8	0.0	0.1
Trade receivables	(20.4)	(10.7)	224.4	11.8	24.9
Receivables and debit balances	(1.6)	(0.8)	17.5	0.9	1.9
Long-term deposits and loans	(0.4)	(0.2)	4.7	0.2	0.5
Credit from banks and others	9.4	4.9	(103.9)	(5.5)	(11.5)
Trade payables	18.2	9.6	(200.6)	(10.6)	(22.3)
Other payables	4.7	2.5	(51.8)	(2.7)	(5.8)
Long-term loans from banks	27.3	14.3	(300.3)	(15.8)	(33.4)
Long-term loans with variable interest rates	46.7	24.5	(513.7)	(27.0)	(57.1)
Options	2.2	0.3	1.4	(2.9)	(4.4)
Forward	18.2	8.6	2.0	(7.9)	(15.1)
Total	102.4	52.0	(899.2)	(58.4)	(119.9)

ICL Group Limited 309

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
GBP/USD	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(0.8)	(0.4)	9.3	0.5	1.0
Trade receivables	(3.6)	(1.9)	39.1	2.1	4.3
Receivables and debit balances	(0.2)	(0.1)	1.9	0.1	0.2
Credit from banks and others	0.7	0.4	(7.9)	(0.4)	(0.9)
Trade payables	2.2	1.1	(24.0)	(1.3)	(2.7)
Other payables	0.5	0.3	(5.5)	(0.3)	(0.6)
Long-term loans	1.1	0.6	(11.9)	(0.6)	(1.3)
Options	(1.0)	(0.5)	(0.4)	0.5	0.9
Forward	(0.1)	(0.1)	(0.1)	0.1	0.1
Total	(1.2)	(0.6)	0.5	0.7	1.0

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
BRL/USD	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(6.3)	(3.3)	68.9	3.6	7.7
Trade receivables	(27.0)	(14.1)	296.9	15.6	33.0
Receivables and debit balances	(0.5)	(0.2)	5.2	0.3	0.6
Trade payables	9.4	4.9	(103.3)	(5.4)	(11.5)
Long-term deposits and loans	(0.5)	(0.2)	5.2	0.3	0.6
Other payables	1.1	0.6	(12.6)	(0.7)	(1.4)
Long-term loans from banks	1.7	0.9	(18.5)	(1.0)	(2.1)
Forward	1.6	0.9	0.3	(1.0)	(2.0)
Total	(20.5)	(10.5)	242.1	11.7	24.9

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
CNY/USD	Increase of 10%	Increase of 5%		Decrease of 5%	Decrease of 10%
Type of instrument	$ millions
Cash and cash equivalents	(13.7)	(7.2)	150.5	7.9	16.7
Short-term investments and deposits	(0.5)	(0.3)	5.8	0.3	0.6
Trade receivables	(7.3)	(3.8)	80.6	4.2	9.0
Trade payables	5.5	2.9	(61.0)	(3.2)	(6.8)
Other payables	0.8	0.4	(8.6)	(0.5)	(1.0)
Long-term loans (CNY)	2.5	1.3	(27.6)	(1.5)	(3.1)
Total	(12.7)	(6.7)	139.7	7.2	15.4

ICL Group Limited 310

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

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the USD interest rate as of December 31, 2025.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Type of instrument	$ millions
Fixed-USD interest debentures	55.9	28.7	(831.1)	(30.4)	(62.5)
NIS/USD swap	27.7	14.1	51.0	(14.7)	(30.0)
Total	83.6	42.8	(780.1)	(45.1)	(92.5)

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the USD interest rate as of December 31, 2024.

	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Type of instrument	$ millions
Fixed-USD interest debentures	55.4	28.5	(787.8)	(30.2)	(62.3)
NIS/USD swap	12.7	6.4	(2.9)	(6.8)	(14.0)
Total	68.1	34.9	(790.7)	(37.0)	(76.3)

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the NIS interest rate as of December 31, 2025.

Sensitivity to changes in the shekel interest rate	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Type of instrument	$ millions
Fixed-interest long-term loan	-	-	(93.8)	-	-
Fixed rate debentures	27.5	14.1	(421.0)	(14.7)	(30.0)
NIS/USD swap	(32.5)	(16.7)	51.0	17.5	35.8
Total	(5.0)	(2.6)	(463.8)	2.8	5.8

ICL Group Limited 311

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the NIS interest rate as of December 31, 2024.

Sensitivity to changes in the shekel interest rate	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Type of instrument	$ millions
Fixed-interest long-term loan	-	-	(116.8)	-	-
Fixed rate debentures	11.3	5.8	(161.3)	(6.0)	(12.4)
NIS/USD swap	(13.3)	(6.8)	(2.9)	7.1	14.8
Total	(2.0)	(1.0)	(281.0)	1.1	2.4

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the Euro interest rate as of December 31, 2025.

Sensitivity to changes in the Euro interest rate	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Type of instrument	$ millions
Long-term loans from banks and others	4.1	2.1	(459.5)	(2.1)	(4.3)

The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the Euro interest rate as of December 31, 2024.

Sensitivity to changes in the Euro interest rate	Increase (decrease) in fair value		Fair value	Increase (decrease) in fair value
	Increase of 1%	Increase of 0.5%		Decrease of 0.5%	Decrease of 1%
Type of instrument	$ millions
Long-term loans from banks and others	4.0	2.0	(271.3)	(2.0)	(4.1)

Marine Shipping Price Risk

We ship substantial amounts of goods worldwide using marine shipments.
ICL Group Limited 312

Item 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

Item 13 – DEFAULTS, DIVIDEND ARRANGEMENTS AND DELINQUENCIES

Not Applicable.

Item 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ICL Group Limited 313

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

Our management, including our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of ICL’s internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013 (COSO). Based on such assessment, our management has concluded that, as of December 31, 2025, ICL’s internal control over financial reporting is effective based on those criteria.
ICL Group Limited 314

C. Attestation Report of the Registered Public Accounting Firm

Somekh Chaikin, member firm of KPMG International, an independent registered public accounting firm, has audited and reported on the effectiveness of ICL’s internal controls over financial reporting as of December 31, 2025. See Somekh Chaikin’s attestation report on page F-2 of this annual report.

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

Item 16B – CODE OF CONDUCT

On February 5, 2024, Our Company launched a new Code of Conduct that applies to our Board of Directors, senior management, contractors, suppliers and employees, including our Chief Executive Officer, Chief Financial Officer, Controller and any other persons who perform similar functions for us. Our Code of Conduct is available, on our website, https://www.icl-group.com/our-code-of-conduct/. We intend to disclose future amendments to our code of conduct, or any waivers of such code, on our website or in public filings. The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Annual Report.

ICL Group Limited 315

Item 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel, PCAOB ID 1057, has served as our independent registered public accounting firm for 2025 and 2024. The following are Somekh Chaikin's and other KPMG participating firms' fees for professional services in each of the respective fiscal years:

2025	2024
US$ thousands	US$ thousands
Audit fees(1)	4,392	4,356
Audit-related fees(2)	16	87
Tax fees(3)	1,304	1,651
Total	5,712	6,094

(1) Audit fees are the aggregate fees billed or expected to be billed for the audit of our annual financial statements. This category also includes services that are generally provided by the independent accountant, such as consents and review of documents filed with the SEC.

(2) Audit-related Fees are the aggregate fees billed for assurance and related services rendered during the years ended December 31, 2025 and 2024, that are reasonably related to the performance of the audit and are not reported under audit fees.

(3) Tax fees are the aggregate fees billed for professional services rendered during the years ended December 31, 2025 and 2024, rendered for tax compliance, tax advice, and tax planning, assistance with tax audits and appeals.

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
ICL Group Limited 316

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

ICL Group Limited 317

•
Shareholder Approval of Securities Issuances. Under Sections 312.03(b)(i) and 312.03(c) of the LCM, shareholder approval is a prerequisite to (A) issuing ordinary shares, or securities convertible into or exercisable for ordinary shares, to a director, officer, a controlling shareholder or member of a control group or any other substantial security holder of the company that has an affiliated person who is an officer or director of the company (each an ”active related party”), if the number of ordinary shares to be issued exceeds either 1% of the number of ordinary shares or 1% of the voting power outstanding before the issuance, and (B) (1) issuing ordinary shares, or securities convertible into or exercisable for ordinary shares, if the ordinary share has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance or (2) the number of ordinary shares to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of ordinary shares before the issuance, respectively, in each case subject to certain exceptions. We seek shareholder approval for all corporate actions requiring such approval in accordance with the requirements of the Companies Law, which are different from the requirements for seeking shareholder approval under Sections 312.03(b)(i) and 312.03(c) of the LCM. Under the Companies Law, shareholder approval is a prerequisite to any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest. Under the Companies Law, shareholder approval is also a prerequisite to a private placement of securities if it will cause a person to become a controlling shareholder or in case all of the following conditions are met:

•	The securities issued amount to 20% or more of the Company’s outstanding voting rights before the issuance;

•	Some or all of the consideration are other than cash or listed securities, or the transaction is not on market terms; and

•	The transaction will increase the relative holdings of a 5% shareholder or will cause any person to become, as a result of the issuance, a 5% shareholder.

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

Item 16I – DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ICL Group Limited 318

Item 16J – Insider Trading Policy

We have adopted insider trading policies and procedures that govern the purchase, sale, and other dispositions of the Company’s securities by directors, senior management and employees, which are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards. A copy of our insider trading policy is filed as Exhibit 11.1 to this Annual Report.

Item 16K – Cybersecurity

ICL’s global cybersecurity strategy has been designed based on industry standards, such as the NIST Cybersecurity Framework, and resides on five fundamental pillars: (a) plants and operational security, (b) critical assets and data protection, (c) detection and monitoring, (d) fraud prevention, and (e) AI-driven risks and opportunities. These pillars provide a framework for assessing cybersecurity risk and identifying and managing cybersecurity threats and incidents, including threats and incidents associated with ICL’s use of services, applications and products provided by third-party vendors and service providers. Although we conduct third-party examination, onboarding, and other procedures designed to assess the data privacy and cybersecurity practices of third-party vendors and service providers (including risk assessments and contractual protections), our ability to monitor or control the data privacy and cybersecurity practices of third parties is limited and there can be no assurance that we can detect, prevent, mitigate, or remediate the risk of any weakness, compromise or failure in the information systems, software, networks and other assets owned or controlled by our third-party vendors and service providers. When we do become aware that a third-party vendor or service provider has experienced any compromise or failure, we attempt to mitigate our risk, including by terminating such third party’s connection to our information systems and networks where appropriate.

As cyberattacks evolve and become more sophisticated, ICL has had to strengthen its overall resilience, including its prevention, monitoring, mitigation, and remediation efforts. As part of such efforts, ICL routinely reviews, reinforces, and tests its cybersecurity processes and procedures, including its cybersecurity business continuity plans, through exercises in the areas of cybersecurity.

The outcome of such exercises is an important part of a feedback process designed to improve ICL’s cybersecurity posture and culture and raise the level of cybersecurity awareness and preparedness of certain key personnel. ICL also retains cybersecurity intelligence services, as well as the services of a security operations center that operates 24 hours a day, as part of our incident management process. We also conduct internal and third-party risk assessments of our information systems and networks in cooperation with several leading Israeli and international companies in the field of cybersecurity. As part of our ongoing efforts to strengthen our cybersecurity defenses, in 2019, we began conducting regular Cyber Maturity surveys approximately every 18 months in cooperation with a leading international consulting firm. The last survey was conducted in 2024 and as of the reporting date, we have commenced the next survey and expect that it will be completed during the first quarter of 2026. In addition, we conduct periodic penetration tests, and during 2025 we performed eight such assessments. ICL is also part of the critical national infrastructure of Israel, and as such, we continuously monitor communications from and cooperate with Israel’s National Cyber Emergency Response Team (“National CERT”), which is part of the Israel National Cyber Directorate, as well as Israel’s Ministry of Energy and Ministry of Environmental Protection for the purpose of protecting our two critical plants from a variety of risks, including cybersecurity risks. Our Internal Auditor also performs several audits each year on our cybersecurity programs compliance with ICL’s policies and regulations in the field of cybersecurity. We also advanced our compliance efforts with external regulations, including the new EU Cyber directive, NIS2, which will be enforced during 2026. The NIS2 Directive is the EU’s enhanced cybersecurity framework, expanding regulatory obligations for entities.

Other lines of action also include our management undergoing periodic training and practical drills in cybersecurity approximately every 18 months. These exercises are designed to simulate real-world cyberattacks, allowing our management to enhance their skills and preparedness in handling potential threats. Building on these ongoing efforts, we have also initiated measures to start to address emerging risks, such as AI-driven cyber threats, focusing on strengthening defenses against attacks leveraging advanced AI capabilities. We are continuing to implement our plan to improve the efficiency and resilience of our cybersecurity architecture by transitioning to more consolidated platforms which reduce vendor complexity.

Our Global IT team handles the operational cybersecurity policies and measures regarding ICL’s global infrastructures, in collaboration with the plants' engineering and control units. In an effort to effectively prevent, detect, and respond to cybersecurity threats and incidents, the Global IT team employs a multi-layered cybersecurity risk management program supervised by our Vice President Chief Information Security Officer (“CISO”), whose team is responsible for leading enterprise-wide cybersecurity strategy, policy, architecture, and processes. Such responsibilities include identifying, considering and assessing material cybersecurity threats and incidents on an ongoing basis, establishing processes designed to detect, prevent and monitor potential cybersecurity risks, implementing mitigation and remedial measures, and maintaining our cybersecurity programs. Our CISO has served in the role of CISO for over 6 years and has significant expertise in cybersecurity technology, including serving in key leadership positions, such as Head of the National CERT and Chief Executive Officer of a cyber strategic consulting company. As part of ICL’s incident response processes, our CISO has a direct line of communication with our Chief Executive Officer and provides updates on certain cybersecurity threats and incidents to the Board of Directors, as required based on our management’s assessment of risk.

As part of its oversight responsibilities, the Board of Directors receives annual updates on our cybersecurity practices as well as technology, cybersecurity and information security risks from our CISO. These annual updates include topics related to cybersecurity, data privacy, and risk management processes, such as third-party assessments of our cybersecurity programs, updates to our cybersecurity programs and mitigation strategies, and other cybersecurity developments.

Cybersecurity risk management is an integral part of our overall enterprise risk management program, which is overseen by the Board of Directors. As part of its enterprise risk management efforts, the Board of Directors also meets with senior management, including the CISO, to assess and respond to critical business risks, including those that may arise from cybersecurity threats and incidents. The CISO meets with our Global Executive Committee (GEC) twice a year and the Board of Directors annually to review and discuss our technology, cybersecurity, and information security strategies and approve our technology, cybersecurity, and information security plans.

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. Despite our efforts and investment in many resources over the years to improve the reliability of our cybersecurity programs and to prevent cybersecurity incidents, complete protection in the field of cybersecurity cannot be guaranteed and we can make no assurances that we have not experienced an undetected cybersecurity incident, including an incident that may have been material. For further information on cybersecurity risks, see “Item 3 - Key Information— D. Risk Factors— Significant disruptions in our, or our service providers’, information technology systems or breaches of our, or our service providers’, information security systems could adversely affect our business”.
ICL Group Limited 319

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

1.2
Articles of Association of ICL Group Ltd. (unofficial translation from original Hebrew) (incorporated by reference to Annex A to Item 1 of our report on Form 6-K/A filed with the Securities and Exchange Commission on June 3, 2024).

2.1*	Description of rights of each applicable class of securities registered under Section 12 of the Securities Exchange Act of 1934.
4.1
Dead Sea Concession Law, 1961 (and the Deed of Concession, dated as of May 31, 1961, between the State of Israel and Dead Sea Works, Ltd. set out as a schedule thereto) (unofficial translation from original Hebrew) (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333- 198711), as amended filed with the Securities and Exchange Commission on September 12, 2014).

4.2
Equity Compensation Plan (2024) (unofficial translation from original Hebrew) (incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2025).

4.3
Amended and Restated Compensation Policy for Office Holders (incorporated by reference to Appendix A to Item 1 of our report on Form 6-K filed with the Securities and Exchange Commission on August 21, 2024).

4.4
Agreement between the Israeli Ministry of Finance and Dead Sea Works Ltd. dated as of July 8, 2012 relating to salt harvesting at the Dead Sea (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333- 198711), as amended, filed with the Securities and Exchange Commission on September 12, 2014).

4.5
Revolving Credit Facility Agreement dated as of April 20, 2023, by and among certain financial institutions, ICL Finance B.V., and ICL Group LTD (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2024).

4.6*	Assets Agreement – Dead Sea Concession dated as of January 27, 2026, by and between the Government of Israel on behalf of the State of Israel and ICL Group Ltd.
8.1*	List of subsidiaries of ICL Group Ltd.
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2025).
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Somekh Chaikin, a member of KPMG International, independent registered public accounting firm.
15.2
S-K 1300 Technical Report Summary on the Boulby mining operation, United Kingdom. (incorporated by reference to Exhibit 15.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2025).

15.3
S-K 1300 Technical Report Summary on the Cabanasses and Vilafruns mining operation, Spain. (incorporated by reference to Exhibit 15.3 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2025).

15.4
S-K 1300 Technical Report Summary on the Rotem mining operation, Israel. (incorporated by reference to Exhibit 15.4 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2025).

15.5
S-K 1300 Technical Report Summary on the Dead Sea Works mining operation, Israel. (incorporated by reference to Exhibit 15.5 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2025).

15.6
S-K 1300 Technical Report Summary on the Haikou mining operation, China. (incorporated by reference to Exhibit 15.6 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2025).

15.7*	Consent of SLR Consulting Ltd.
97*	Compensation Recoupment Policy.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.INS	XBRL Instance Document

* Furnished herewith.

ICL Group Limited 320

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

Date: March 11, 2026

ICL Group Limited 321

Consolidated Financial Statements

As of December 31, 2025
ICL Group Ltd

Consolidated Financial Statements as of December 31, 2025

Somekh Chaikin KPMG Millennium Tower 17 Ha'arba'a Street, PO Box 609 Tel Aviv 61006 Israel	Telephone Fax Internet	972 3 684 8000 972 3 684 8444 www.kpmg.co.il

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
ICL Group Ltd.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of ICL Group Ltd. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the "consolidated financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Useful lives of the long-lived assets associated with Dead Sea Works Ltd. concession

As discussed in Note 18b (1) to the consolidated financial statements, the concession of Dead Sea Works Ltd. (DSW) will end on March 31, 2030. The consolidated financial statements were prepared based on the Company's assumption that it is more likely than not that the Company will continue to operate its assets located in the concession area for their remaining useful lives, which extend beyond the term of the current concession period, by obtaining a new concession.

We identified the evaluation of the useful lives of the long-lived assets associated with DSW's concession (hereinafter – the relevant assets) as a critical audit matter. Specifically, challenging auditor judgment was required to evaluate the Company’s assumption that the useful lives of the relevant assets exceed the current concession period due to uncertainty relating to obtaining the new concession. Changes in the estimated useful lives of the relevant assets could have a significant effect on the depreciation expenses of these assets.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the determination of useful lives of the relevant assets. We evaluated the Company's estimate regarding the useful lives of the relevant assets by examining its analysis of obtaining the new concession, as well as considering relevant publicly available information, such as, the Concession Law, the report released by the Israeli Ministry of Finance regarding the actions that the government may take towards the end of the concession period and the draft bill of the future Concession Law.

Somekh Chaikin
Member Firm of KPMG International
We have served as the Company’s auditor since 2006.

Tel Aviv, Israel
March 10, 2026

Somekh Chaikin, a partnership registered under the Israeli partnership
Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Consolidated Statements of Financial Position as of December 31

	2025	2024
Note	$ millions	$ millions

Current assets
Cash and cash equivalents		291	327
Short-term investments and deposits		205	115
Trade receivables		1,365	1,260
Inventories	6	1,934	1,626
Prepaid expenses and other receivables	7	369	258
Total current assets		4,164	3,586

Non-current assets
Deferred tax assets	15	180	143
Property, plant and equipment	10	6,785	6,462
Intangible assets	11	955	869
Other non-current assets	9,16	329	261
Total non-current assets		8,249	7,735

Total assets		12,413	11,321

Current liabilities
Short-term debt	13	876	384
Trade payables		1,157	1,002
Provisions	17	58	63
Other payables	14	1,040	879
Total current liabilities		3,131	2,328

Non-current liabilities
Long-term debt and debentures	13	1,880	1,909
Deferred tax liabilities	15	502	481
Long-term employee liabilities	16	390	331
Long-term provisions and accruals	17	231	230
Other		36	55
Total non-current liabilities		3,039	3,006

Total liabilities		6,170	5,334

Equity
Total shareholders’ equity	19	5,983	5,724
Non-controlling interests		260	263
Total equity		6,243	5,987

Total liabilities and equity		12,413	11,321

The accompanying notes are an integral part of these consolidated financial statements.

ICL Group Limited Annual Report 1

Consolidated Statements of Income for the Year Ended December 31

	2025	2024	2023
Note	$ millions	$ millions	$ millions

Sales	20	7,153	6,841	7,536
Cost of sales	20	4,967	4,585	4,865

Gross profit		2,186	2,256	2,671

Selling, transport and marketing expenses	20	1,114	1,114	1,093
General and administrative expenses	20	299	259	260
Research and development expenses	20	70	69	71
Other expenses	20	161	60	128
Other income	20	(38)	(21)	(22)

Operating income		580	775	1,141

Finance expenses		298	181	259
Finance income		(159)	(41)	(91)
Finance expenses, net	20	139	140	168

Share in earnings of equity-accounted investees		-	1	1
Income before taxes on income		441	636	974
Taxes on income	15	161	172	287
Net income		280	464	687

Net income attributable to non-controlling interests		54	57	40

Net income attributable to shareholders of the Company		226	407	647

Earnings per share attributable to shareholders of the Company:	22

Basic earnings per share (in dollars)		0.18	0.32	0.50

Diluted earnings per share (in dollars)		0.18	0.32	0.50

Weighted-average number of ordinary shares outstanding:	22

Basic (in thousands)		1,290,580	1,289,968	1,289,361

Diluted (in thousands)		1,291,395	1,290,039	1,290,668

The accompanying notes are an integral part of these consolidated financial statements.

ICL Group Limited Annual Report 2

Consolidated Statements of Comprehensive Income for
the Year Ended December 31

2025	2024	2023
$ millions	$ millions	$ millions

Net income	280	464	687

Components of other comprehensive income that will be reclassified subsequently to net income
Foreign currency translation differences	238	(247)	80
Change in fair value of cash flow hedges transferred to the statement of income	(83)	10	59
Effective portion of the change in fair value of cash flow hedges	98	(2)	(41)
Tax relating to items that will be reclassified subsequently to net income	(4)	(2)	(4)
	249	(241)	94

Components of other comprehensive income that will not be reclassified to net income
Actuarial gains from defined benefit plans	3	33	33
Tax relating to items that will not be reclassified to net income	-	(8)	(8)
	3	25	25

Total comprehensive income	532	248	806

Comprehensive income attributable to the non-controlling interests	61	51	35

Comprehensive income attributable to the shareholders of the Company	471	197	771

The accompanying notes are an integral part of these consolidated financial statements.

ICL Group Limited Annual Report 3

Consolidated Statements of Changes in Equity

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
$ millions

For the year ended December 31, 2025
Balance as of January 1, 2025	549	238	(726)	159	(260)	5,764	5,724	263	5,987

Share-based compensation	-	2	-	10	-	-	12	-	12
Dividends	-	-	-	-	-	(224)	(224)	(64)	(288)
Comprehensive income	-	-	231	11	-	229	471	61	532
Balance as of December 31, 2025	549	240	(495)	180	(260)	5,769	5,983	260	6,243

The accompanying notes are an integral part of these consolidated financial statements.

ICL Group Limited Annual Report 4

Consolidated Statements of Changes in Equity (cont'd)

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
$ millions

For the year ended December 31, 2024
Balance as of January 1, 2024	549	234	(485)	147	(260)	5,583	5,768	269	6,037

Share-based compensation	-	4	-	6	-	-	10	-	10
Dividends	-	-	-	-	-	(251)	(251)	(57)	(308)
Comprehensive income	-	-	(241)	6	-	432	197	51	248
Balance as of December 31, 2024	549	238	(726)	159	(260)	5,764	5,724	263	5,987

The accompanying notes are an integral part of these consolidated financial statements.

ICL Group Limited Annual Report 5

Consolidated Statements of Changes in Equity (cont'd)

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
$ millions

For the year ended December 31, 2023
Balance as of January 1, 2023	549	233	(570)	127	(260)	5,385	5,464	249	5,713

Share-based compensation	-	1	-	6	-	-	7	-	7
Dividends	-	-	-	-	-	(474)	(474)	(15)	(489)
Comprehensive income	-	-	85	14	-	672	771	35	806
Balance as of December 31, 2023	549	234	(485)	147	(260)	5,583	5,768	269	6,037

The accompanying notes are an integral part of these consolidated financial statements.

ICL Group Limited Annual Report 6

Consolidated Statements of Cash Flows for the Year Ended December 31

2025	2024	2023
$ millions	$ millions	$ millions

Cash flows from operating activities
Net income	280	464	687
Adjustments for:
Depreciation and amortization	615	596	536
Fixed assets impairment	111	14	-
Exchange rate, interest and derivative, net	59	152	24
Tax expenses	161	172	287
Change in provisions	26	(50)	(32)
Other	18	13	29
	990	897	844

Change in inventories	(210)	(7)	465
Change in trade receivables	(11)	26	252
Change in trade payables	100	104	(101)
Change in other receivables	(22)	39	26
Change in other payables	80	43	(210)
Net change in operating assets and liabilities	(63)	205	432
Income taxes paid, net of refund	(151)	(98)	(253)
Net cash provided by operating activities	1,056	1,468	1,710

Cash flows from investing activities
Proceeds (payments) from deposits, net	(86)	56	(88)
Purchases of property, plant and equipment and intangible assets	(824)	(713)	(780)
Proceeds from divestiture of assets and businesses, net of transaction expenses	1	19	4
Payments from settlement of derivatives, net	(9)	-	-
Interest received	15	17	10
Business combinations	(12)	(74)	-
Other	-	1	1
Net cash used in investing activities	(915)	(694)	(853)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(224)	(251)	(474)
Receipts of long-term debt	1,666	889	633
Repayments of long-term debt	(1,599)	(1,302)	(836)
Receipts (repayments) of short-term debt, net	146	(1)	(25)
Interest paid	(117)	(122)	(125)
Receipts (payments) from transactions in derivatives	(3)	(2)	5
Dividend paid to the non-controlling interests	(64)	(57)	(15)
Net cash used in financing activities	(195)	(846)	(837)

Net change in cash and cash equivalents	(54)	(72)	20
Cash and cash equivalents as of the beginning of the year	327	420	417
Net effect of currency translation on cash and cash equivalents	18	(21)	(17)
Cash and cash equivalents as of the end of the year	291	327	420

The accompanying notes are an integral part of these consolidated financial statements.

ICL Group Limited Annual Report 7

Notes to the Consolidated Financial Statements as of December 31, 2025

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

B.	Security situation in Israel

In October 2023, the Israeli government declared a state of war in response to attacks on its civilians in the southern region of the country, which subsequently escalated to other areas. On October 9, 2025, Israel signed a ceasefire agreement. On February 28, 2026, a coordinated attack by Israel and the United States was launched in response to threats from Iran, which subsequently escalated into a conflict involving Lebanon along Israel’s northern border. The security situation over the past two years, including recent developments, has created several challenges, including disruptions to supply chains and shipping routes, personnel shortages due to recurring rounds of mobilization for reserve duty, additional costs to protect Company sites/assets, effects of reluctance to perform contractual obligations in Israel during hostilities, various bans and limitations on trade and cooperation with Israel related entities, and fluctuations in foreign currency exchange rates relative to the Israeli shekel. Additionally, ongoing regional tensions – including Houthis threats to commercial vessels – continue to disrupt shipping routes and commercial shipping arrangements, leading to increased shipping costs.

We continue to take measures to ensure the safety of our employees and business partners, as well as the communities in which we operate. We have also implemented supportive measures to accommodate those of our employees who are called for reserve duty, aiming to minimize any potential impact on our business, and to avoid disruptions to production activities at our facilities in Israel.

We continuously monitor developments and will take all necessary actions to minimize any negative consequences to our operations and assets. As of the reporting date, the security situation has not had a material impact on our business results. However, its future effects remain uncertain due to the unpredictable nature and duration of the conflict.

ICL Group Limited Consolidated Financial Statements 8

Notes to the Consolidated Financial Statements as of December 31, 2025

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

Note 2 - Basis of Preparation of the Financial Statements

A.	Statement of compliance with International Financial Reporting Standards

The consolidated financial statements were prepared by ICL in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 10, 2026.

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

Notes to the Consolidated Financial Statements as of December 31, 2025

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
Concessions, permits and business licenses

Forecast of obtaining a new concessions, permits and business licenses which constitute the basis for the Company's continued operations and the Company's expectations regarding the holding of the operating assets until the end of their useful lives

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

Notes to the Consolidated Financial Statements as of December 31, 2025

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

ICL Group Limited Consolidated Financial Statements 11

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 3 - Material Accounting Policies (cont'd)

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

ICL has balances of trade and other receivables and deposits that are held within a business model whose objective is collecting contractual cash flows, which represent solely payments of principal and interest (for the time value and the credit risk). Accordingly, these financial assets are measured at amortized cost using an effective interest method.

Derecognition of financial assets occurs when the contractual rights of ICL to the cash flows from the asset expires, or when ICL transfers the rights to receive the contractual cash flows and substantially all the risks and rewards of ownership of the financial asset. When ICL retains substantially all the said risks and rewards, it continues to recognize the financial asset.

2.	Non-derivative financial liabilities

Non-derivative financial liabilities include bank overdrafts, loans and borrowings from banks and others, marketable debt instruments, lease liabilities, and trade and other payables.

ICL initially recognizes debt securities issued on the date that they originated. All other financial liabilities are recognized initially on the trade date at which ICL becomes a party to the contractual provisions of the instrument. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Derecognition of the financial liabilities occurs when the obligation of ICL, as specified in the agreement, expires or when it is discharged or cancelled.

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

Notes to the Consolidated Financial Statements as of December 31, 2025

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

Notes to the Consolidated Financial Statements as of December 31, 2025

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

(1)  Mainly 35 years

(2)  Mainly 43 years

The Company reviews, at least at the end of every reporting year, the estimates regarding the depreciation method, useful lives and the residual value, and adjusts them if appropriate. Over the years, the Company has succeeded in extending the useful lives of part of property, plant and equipment items beyond the original estimated useful life, as a result of investments therein, adoption of new technologies, implementation of operational excellence processes and other current, ongoing maintenance thereof.

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

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 3 - Material Accounting Policies (cont'd)

E.	Intangible Assets (cont'd)

2.	Research and development

Expenditures for research activities are expensed as incurred. Development expenditures are recognized as intangible assets only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and ICL has the intention and sufficient resources to complete development and to use or sell the assets.

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

The estimates regarding the amortization method and useful life are reviewed, at a minimum, at the end of every reporting year and are adjusted where necessary. ICL assesses the useful life of customer relationships on an ongoing basis, based on an analysis of all the relevant factors and evidence, considering the experience the Company has with respect to recurring orders and churn rates and considering the future economic benefits expected to flow to the Company from these customer relationships.

ICL Group Limited Consolidated Financial Statements 15

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 3 - Material Accounting Policies (cont'd)

F.	Inventories

Inventories are measured at the lower cost or net realizable value. The cost of the inventories includes the costs of purchasing the inventories and bringing them to their present location and condition. In the case of work in process and finished goods, the cost includes the proportionate part of the manufacturing overhead based on normal capacity. Net realizable value is the estimated selling price in the ordinary course of business, after deduction of the estimated cost of completion and the estimated costs required to execute the sale.

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

In each reporting period, an examination is conducted with respect to whether there are impairment-indicators relating to the value of ICL’s non-financial assets, other than inventories and deferred tax assets. If such indicators exist, the estimated recoverable amount of the asset is calculated. ICL conducts an annual examination, on the same date, of the recoverable amount of goodwill and intangible assets with indefinite useful lives or those that are not available for use – or more frequently if there are indications of impairment. For further information, see Note 12.

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

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 3 - Material Accounting Policies (cont'd)

H.	Employee Benefits

ICL has several post-employment benefit plans. The plans are funded partly by deposits with insurance companies, financial institutions or funds managed by a trustee. The plans are classified as defined contribution plans and as defined benefit plans. For further information, see Note 16.

1.	Defined contribution plans

A post-employment benefit plan under which ICL pays fixed contributions to a separate entity and has no legal or constructive obligation to pay further amounts.

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

Notes to the Consolidated Financial Statements as of December 31, 2025

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

A provision is recognized when ICL has a present legal or implied obligation, as the result of an event that occurred in the past, that can be reliably estimated, and when it is expected that an outflow of economic benefits will be required in order to settle the obligation. In cases where it is not possible to estimate the outcome of a potential liability, no provision is recorded in the financial statements.

1.	Provision for environmental costs

ICL recognizes a provision for an existing obligation for prevention of environmental pollution and anticipated provisions for costs relating to environmental restoration stemming from past activities.

Costs for preventing environmental pollution increase the life expectancy or efficiency of a facility are capitalized to the cost of the property, plant and equipment and are depreciated according to the usual depreciation rates used by ICL.

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

Notes to the Consolidated Financial Statements as of December 31, 2025

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

ICL's transaction price is the amount of consideration specified in the contract with the customer, which it expects to be entitled in exchange for the goods promised to the customer, other than amounts collected for third parties. The variable considerations at ICL, which are mainly trade discounts, commercial returns and volume rebates, have no material impact on the Company's financial statements.

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

Notes to the Consolidated Financial Statements as of December 31, 2025

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

In the consolidated statements of cash flows, interest received is presented as cash flow from investing activities, and interest paid is presented as cash flow used in finance activities. Dividends paid are presented as part of cash flows from financing activity.

ICL Group Limited Consolidated Financial Statements 20

Notes to the Consolidated Financial Statements as of December 31, 2025

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

O.	Amendments to standards and interpretations that have not yet been adopted

IFRS 18, presentation and disclosure in the financial statements

This standard replaces the international accounting standard IAS 1 Presentation of financial statements. In addition, income statement items will be classified into three defined categories: operating, investment and financing. The standard also includes a requirement to provide a separate disclosure in the financial statements regarding the use of management-defined performance measures ("non-GAAP" measures), and specific instructions were added for the grouping and splitting of items in the financial statements and in the notes. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with an option for early adoption. The Company is examining the effects of the Amendment on the financial statements with no plans for early adoption.

ICL Group Limited Consolidated Financial Statements 21

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 3 - Material Accounting Policies (cont'd)

P.	Reclassification

The Company made a number of insignificant adjustments to the classification of comparative figures in order to adjust them to the manner of classification in the current financial statements. The said reclassifications have no effect on the total profit (loss).

Note 4 - Determination of Fair Values

As part of the accounting policies and disclosures, ICL is required to determine the fair value of both financial and non-financial assets and liabilities. The fair values have been determined for measurement and/or disclosure purposes based on the methods described below. Further information about the assumptions made in determining the fair value is disclosed in the notes specific to that asset or liability.

A.	Investments in equity securities

The fair value of investments in equity instruments classified as fair value through other comprehensive income - investments in equity instruments and as fair value through profit and loss, is determined based on their market price at date of the report.

B.	Derivatives

The fair value of forward contracts in foreign currency is determined by averaging the exchange rate and the appropriate interest coefficient for the period of the transaction and the relevant currency index. The fair value of interest rate swap contracts is determined by discounting the estimated amount of the future cash flows based on the terms and length of period to maturity of each contract, while using market interest rates of similar instruments at the date of measurement. Future contracts on energy and marine shipping prices are presented at fair value based on quotes of the prices of products on an ongoing basis. The reasonableness of fair value is examined by comparing it to banks’ quotations.

C.	Liabilities in respect of debentures

The fair value of liabilities, including debentures, is determined for disclosure purposes only and is calculated based on the present value of future cash flows in respect of the principal and interest components, discounted at the market rate of interest as of the reporting date. The fair value of marketable debentures is determined based on the stock market prices as of the date of the report.

ICL Group Limited Consolidated Financial Statements 22

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 5 - Operating Segments

A.	General

1.	Information on operating segments

ICL is a global specialty minerals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Growing Solutions.

Industrial Products – The Industrial Products segment produces bromine derived from a solution that is a by‑product of the potash production process in Sodom, Israel, along with a range of bromine‑based compounds. Most of the bromine produced is used internally for the manufacture of bromine compounds at the segment's production facilities in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several grades of salt, magnesium chloride and other specialty mineral products. Industrial Products is also engaged in the production and marketing of phosphorous‑based flame retardants and other phosphorus‑based specialty products.

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

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain, utilizing commodity phosphate products – such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”) – to produce higher value‑added specialty products. The segment also produces and markets phosphate-based fertilizers. Phosphate rock is mined and processed from open-pit mines, with three located in Israel's Negev Desert and a fourth in Yunnan province, China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are also produced in the facilities in Israel and China.

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

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 5 - Operating Segments (cont’d)

A.	General (cont’d)

1.	Information on operating segments (cont'd)

Growing Solutions – The Growing Solutions segment aims to achieve global leadership in plant nutrition markets by enhancing its positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Brazil, India and China, by leveraging its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and chemistry know-how, as well as its ability to integrate and generate  synergies from acquired businesses.

ICL is continuously working to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

The Growing Solutions segment develops, manufactures, markets and sells its products globally, mainly in South America, Europe, Asia, North America and Israel. It produces water soluble specialty fertilizers in Belgium, Israel and Spain, organic, ornamental horticulture, turf and landscaping products in the UK and the Netherlands, liquid fertilizers in Israel, Spain and China, straights soluble fertilizers in China and Israel, controlled‑release fertilizers in the Netherlands, Brazil and the US, FertilizerpluS products in the UK, the Netherlands and Germany, as well as secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants in Brazil.

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

ICL Group Limited Consolidated Financial Statements 24

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 5 - Operating Segments (cont’d)

A.	General (cont’d)

3.	Inter–segment transfers and unallocated income (expenses) (cont'd)

The Segment profit is measured based on the operating income, without the allocation of certain expenses to the operating segments, as presented in the reports regularly reviewed by the Chief Operating Decision Maker. This is the basis for analyzing segment results, since management believes that it is the most relevant measure for the assessment of such results.

ICL Group Limited Consolidated Financial Statements 25

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 5 - Operating Segments (cont’d)

B.	Operating segment data

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2025

Sales to external parties	1,238	1,531	2,156	2,048	180	-	7,153
Inter-segment sales	16	183	177	15	3	(394)	-
Total sales	1,254	1,714	2,333	2,063	183	(394)	7,153

Cost of sales	831	1,092	1,647	1,516	171	(290)	4,967
Segment operating income (loss)	220	298	342	135	(19)	(103)	873
Other expenses not allocated to the segments							(293)
Operating income							580

Financing expenses, net							(139)

Income before income taxes							441

Depreciation, amortization and impairment	60	254	186	78	17	131	726
Capital expenditures	81	367	336	95	13	42	934
Capital expenditures as part of business combination	-	-	-	20	-	-	20

ICL Group Limited Consolidated Financial Statements 26

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 5 - Operating Segments (cont’d)

B.	Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2024

Sales to external parties	1,220	1,462	2,049	1,932	178	-	6,841
Inter-segment sales	19	194	166	18	3	(400)	-
Total sales	1,239	1,656	2,215	1,950	181	(400)	6,841

Cost of sales	821	1,006	1,515	1,426	175	(358)	4,585
Segment operating income (loss)	224	250	358	128	(22)	(65)	873
Other expenses not allocated to the segments							(98)
Operating income							775

Financing expenses, net							(140)
Share in earnings of equity-accounted investees							1
Income before income taxes							636

Depreciation, amortization and impairment	57	242	191	74	15	31	610
Capital expenditures	94	332	340	98	8	30	902
Capital expenditures as part of business combination	-	-	-	92	-	-	92

ICL Group Limited Consolidated Financial Statements 27

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 5 - Operating Segments (cont'd)

B.	Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2023

Sales to external parties	1,206	1,973	2,141	2,047	169	-	7,536
Inter-segment sales	21	209	209	26	3	(468)	-
Total sales	1,227	2,182	2,350	2,073	172	(468)	7,536

Cost of sales	815	1,011	1,658	1,641	178	(438)	4,865
Segment operating income (loss)	220	668	350	51	(34)	(37)	1,218
Other expenses not allocated to the segments							(77)
Operating income							1,141

Financing expenses, net							(168)
Share in earnings of equity-accounted investees							1
Income before income taxes							974

Depreciation and amortization	57	175	207	68	17	12	536

Capital expenditures	91	384	270	92	13	23	873

ICL Group Limited Consolidated Financial Statements 28

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 5 - Operating Segments (cont'd)

C.	Information based on geographical location

The following table presents the distribution of ICL's sales by geographical location of the customer:

2025		2024		2023
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Brazil	1,325	19	1,228	18	1,530	20
USA	1,244	17	1,176	17	1,262	17
China	1,175	16	1,068	16	1,059	14
United Kingdom	352	5	317	5	428	6
Spain	326	5	301	4	348	5
Israel	309	4	285	4	274	4
Germany	289	4	315	5	340	5
France	261	4	256	4	254	3
India	239	3	197	3	196	3
Italy	155	2	138	2	149	2
All other	1,478	21	1,560	22	1,696	21
Total	7,153	100	6,841	100	7,536	100

ICL Group Limited Consolidated Financial Statements 29

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 5 - Operating Segments (cont'd)

C.	Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2025
Europe	385	511	512	771	144	(137)	2,186
Asia	403	390	721	270	17	(34)	1,767
South America	21	423	342	651	-	(4)	1,433
North America	391	175	574	206	3	(4)	1,345
Rest of the world	54	215	184	165	19	(215)	422
Total	1,254	1,714	2,333	2,063	183	(394)	7,153

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2024
Europe	391	478	542	731	128	(147)	2,123
Asia	438	352	613	249	31	(19)	1,664
South America	21	402	307	627	-	(4)	1,353
North America	329	202	567	170	3	(4)	1,267
Rest of the world	60	222	186	173	19	(226)	434
Total	1,239	1,656	2,215	1,950	181	(400)	6,841

ICL Group Limited Consolidated Financial Statements 30

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 5 - Operating Segments (cont'd)

C.	Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer: (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2023
Europe	432	624	613	746	126	(209)	2,332
Asia	361	539	587	257	30	(30)	1,744
South America	25	524	368	753	-	(5)	1,665
North America	349	260	614	138	2	(12)	1,351
Rest of the world	60	235	168	179	14	(212)	444
Total	1,227	2,182	2,350	2,073	172	(468)	7,536

ICL Group Limited Consolidated Financial Statements 31

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 5 - Operating Segments (cont'd)

C.	Information based on geographical location (cont'd)

The following table presents the distribution of the Company’s sales by geographical location of the main facilities from which they were produced.

For the year ended December 31
2025	2024	2023
$ millions	$ millions	$ millions

Israel	3,172	3,118	3,595
Europe	2,434	2,368	2,610
South America	1,332	1,213	1,482
North America	1,061	1,000	999
Asia	919	802	788
Other	56	55	52
	8,974	8,556	9,526
Intercompany sales	(1,821)	(1,715)	(1,990)
Total	7,153	6,841	7,536

The following table presents operating income by geographical location of the assets from which it was produced:

For the year ended December 31
2025	2024	2023
$ millions	$ millions	$ millions

Israel	342	516	857
Asia	174	185	130
South America	99	115	112
Europe	(41)	(11)	74
North America	(6)	(5)	45
Other	6	7	4
Intercompany eliminations	6	(32)	(81)
Total	580	775	1,141

ICL Group Limited Consolidated Financial Statements 32

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 5 - Operating Segments (cont'd)

C.	Information based on geographical location (cont'd)

The following table presents the non-current assets by geographical location of the assets (*)

As of December 31
2025	2024
$ millions	$ millions

Israel	4,823	4,637
Europe	1,660	1,518
North America	419	450
Asia	493	435
South America	436	389
Other	5	5
Total	7,836	7,434

(*) Mainly consist of property, plant and equipment, intangible assets and non-current inventories.

Note 6 – Inventories

As of December 31
2025	2024
$ millions	$ millions

Finished products	1,290	1,071
Raw materials	393	321
Spare parts	170	147
Work in progress	166	164
Total inventories	2,019	1,703
Of which:
Non-current inventories - mainly raw materials (presented as non-current assets)	85	77
Current inventories	1,934	1,626

Note 7 - Prepaid expenses and other receivables

As of December 31
2025	2024
$ millions	$ millions

Government institutions	140	110
Current tax assets	74	51
Prepaid expenses	58	41
Derivative instruments	43	16
Receivables from equity-accounted investees sale	2	2
Other	52	38
	369	258

ICL Group Limited Consolidated Financial Statements 33

Notes to the Consolidated Financial Statements as of December 31, 2025

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

As of December 31
2025	2024
$ millions	$ millions

Current assets	244	270
Non-current assets	420	365
Current liabilities	(122)	(96)
Non-current liabilities	(36)	(38)
Equity	(506)	(501)

For the year ended December 31
2025	2024	2023
$ millions	$ millions	$ millions

Sales	692	579	546
Operating Income	145	152	105
Depreciation and amortization	39	37	33
Operating income before depreciation and amortization	183	189	138
Net Income	109	114	85
Total Comprehensive income	131	103	71

B.	Business Acquisition and Divestiture

1.
In January 2026, the Company acquired 49.9% of Bartek Ingredients shares and preferred debt for total consideration of approximately $90 million. Bartek is a global leader in food-grade malic and fumaric acids, serving hundreds of customers and distributors across the food, beverage, confectionery, bakery and other end-markets. The timing and scale of the second phase, which will result in the acquisition of the remaining shares, are subject to certain business and integration milestones. The Company holds a substantive call option to acquire the remaining shares at any time from the initial closing date. In addition, the seller holds a put option exercisable starting in the third year following the initial sale. If the options are not exercised within five years from the transaction date, the Company will be obligated to acquire the remaining shares.

Since the Company's holds a substantive call option to acquire the remaining shares of Bartek and has the practical ability to exercise it at any time from the initial closing date, Bartek will be consolidated in ICL's financial statements.

ICL Group Limited Consolidated Financial Statements 34

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 9 – Other non-current assets

As of December 31
2025	2024
$ millions	$ millions

Surplus in employees' defined benefit plans (1)	161	134
Non-current inventories	85	77
Derivative designated as a cash flow hedge	53	3
Long term deposits	9	8
Receivables from equity-accounted investees sale	8	9
Investments in equity-accounted investees	3	3
Other	10	27
	329	261

(1)	See Note 16.

ICL Group Limited Consolidated Financial Statements 35

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 10 - Property, Plant and Equipment

A.	Composition

Land and buildings	Technical equipment and machinery	Dikes and evaporating ponds (3)	Plants under construction (1)	Other	Right of use asset (2)	Total
$ millions

Cost
Balance as of January 1, 2025	1,132	8,504	2,113	606	1,299	618	14,272
Additions	118	388	171	23	91	68	859
Disposals	(5)	(13)	(1)	-	(5)	(89)	(113)
Translation differences	86	227	42	26	14	24	419
Balance as of December 31, 2025	1,331	9,106	2,325	655	1,399	621	15,437
Accumulated depreciation
Balance as of January 1, 2025	556	4,914	988	-	1,076	276	7,810
Depreciation	33	287	151	-	49	84	604
Impairment	8	71	-	32	-	-	111
Disposals	(4)	(11)	(1)	-	(5)	(70)	(91)
Translation differences	32	133	32	-	9	12	218
Balance as of December 31, 2025	625	5,394	1,170	32	1,129	302	8,652

Depreciated balance as of December 31, 2025	706	3,712	1,155	623	270	319	6,785

(1)	The additions are presented net of items whose construction has been completed and therefore have been reclassified to other categories in “property, plant and equipment”.

(2)	The total additions were recorded against lease liabilities under IFRS 16.

(3)	Depreciation expenses allocation in the amount of $42 million on the "Dikes and evaporating ponds" assets.

ICL Group Limited Consolidated Financial Statements 36

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 10 - Property, Plant and Equipment (cont’d)

A.	Composition (cont'd)

Land and buildings	Technical equipment and machinery	Dikes and evaporating ponds (3)	Plants under construction (1)	Other	Right of use asset (2)	Total
$ millions

Cost
Balance as of January 1, 2024	1,140	8,280	2,025	523	1,219	579	13,766
Additions in respect of business combinations	4	5	-	-	1	-	10
Additions	49	393	137	98	88	97	862
Disposals	(8)	(66)	(29)	-	(3)	(41)	(147)
Translation differences	(53)	(108)	(20)	(15)	(6)	(17)	(219)
Balance as of December 31, 2024	1,132	8,504	2,113	606	1,299	618	14,272
Accumulated depreciation
Balance as of January 1, 2024	544	4,765	885	-	1,018	225	7,437
Additions in respect of business combinations	1	2	-	-	1	-	4
Depreciation	32	256	148	-	65	86	587
Impairment	-	14	-	-	-	-	14
Disposals	(6)	(60)	(29)	-	(3)	(27)	(125)
Translation differences	(15)	(63)	(16)	-	(5)	(8)	(107)
Balance as of December 31, 2024	556	4,914	988	-	1,076	276	7,810

Depreciated balance as of December 31, 2024	576	3,590	1,125	606	223	342	6,462

(1)	The additions are presented net of items for which construction has been completed and, accordingly, were reclassified to other categories in the “property, plant and equipment” section.

(2)	The total additions were recorded against lease liabilities (IFRS 16).

(3)	Depreciation expenses allocation in the amount of $37 million on the "Dikes and evaporating ponds" assets.

ICL Group Limited Consolidated Financial Statements 37

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 11 - Intangible Assets

A.	Composition

Goodwill	Concessions and mining rights	Trademarks	Technology / patents	Customer relationships	Computer application	Others	Total
$ millions

Cost
Balance as of January 1, 2025	561	212	82	114	186	194	71	1,420
Additions in respect of business combinations	-	-	-	20	-	-	-	20
Additions	2	38	-	7	-	23	5	75
Reallocations (1)	(30)	-	1	9	20	-	-	-
Disposals	-	(5)	-	-	-	(1)	-	(6)
Translation differences	38	9	7	7	13	5	1	80
Balance as of December 31, 2025	571	254	90	157	219	221	77	1,589
Amortization
Balance as of January 1, 2025	18	98	37	68	162	109	59	551
Amortization for the year	-	8	3	7	14	19	2	53
Translation differences	1	1	5	5	11	3	4	30
Balance as of December 31, 2025	19	107	45	80	187	131	65	634

Amortized Balance as of December 31 ,2025	552	147	45	77	32	90	12	955

(1)	Reallocation of $30 million from goodwill to other intangible assets following the finalization of a PPA assessment.

ICL Group Limited Consolidated Financial Statements 38

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 11 - Intangible Assets (cont'd)

A.	Composition (cont’d)

Goodwill	Concessions and mining rights	Trademarks	Technology / patents	Customer relationships	Computer application	Others	Total
$ millions

Cost
Balance as of January 1, 2024	549	211	86	119	200	166	73	1,404
Additions in respect of business combinations	85	-	-	-	-	-	-	85
Additions	-	5	-	-	-	31	2	38
Disposals	-	-	-	-	-	(1)	(3)	(4)
Translation differences	(73)	(4)	(4)	(5)	(14)	(2)	(1)	(103)
Balance as of December 31, 2024	561	212	82	114	186	194	71	1,420
Amortization
Balance as of January 1, 2024	19	91	37	66	160	95	63	531
Amortization for the year	-	7	2	5	12	17	3	46
Retirements	-	-	-	-	-	(1)	(3)	(4)
Translation differences	(1)	-	(2)	(3)	(10)	(2)	(4)	(22)
Balance as of December 31, 2024	18	98	37	68	162	109	59	551

Amortized Balance as of December 31, 2024	543	114	45	46	24	85	12	869

ICL Group Limited Consolidated Financial Statements 39

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 11 - Intangible Assets (cont'd)

B.	Total book value of intangible assets having defined useful lives and those having indefinite useful lives are as follows:

As of December 31
2025	2024
$ millions	$ millions

Intangible assets having a defined useful life	370	294
Intangible assets having an indefinite useful life	585	575
	955	869

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

For impairment testing purposes, the trademarks with indefinite useful life were allocated to the cash-generating units, which represent the lowest level within the Company.

The carrying amounts of intangible assets with an indefinite useful life are as follows:

As of December 31
2025	2024
$ millions	$ millions

Goodwill
Phosphate Solutions	97	90
Industrial Products	92	89
Growing Solutions	314	318
Potash	20	18
Other	29	28
	552	543

Trademarks	33	32

	585	575

ICL Group Limited Consolidated Financial Statements 40

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 12 - Impairment Testing (cont’d)

A.	Impairment testing for intangible assets with an indefinite useful life (cont’d)

In the third quarter of 2025, the Company conducted its annual impairment test of goodwill and did not identify any impairment. The recoverable amount of the operating segments was determined based on their value in use, which is based on an internal valuation of the discounted future cash flows generated from the continuing operations of the operating segments.

In connection with the agreement signed with the State of Israel and the agreed consideration for the concession assets, as detailed in Note 18(1) below, the Company evaluated a downside scenario as part of its impairment analysis for the relevant Israeli operations. This scenario assumes continued operations until the end of the current concession period (March 2030), at which point the Company is expected to receive the agreed consideration for the concession assets. Although the Company currently considers this scenario to be less likely, no impairment was identified under this scenario.

The future cash flow of each operating segment was based on the segment approved five-year plan, which includes segment estimations for revenues, operating income and other factors, such as working capital and capital expenditures. The segments' projections were based, among others, on the assumed sales volume growth rates according to long-term expectations, internal selling prices and raw materials prices based on external data sources, when applicable and relevant.

The key assumptions used to calculate the operating segments' recoverable amounts are a nominal after‑tax discount rate of 9.6% or 8.9% based on the expected duration of the operation and a long‑term growth rate of 2.5%, reflecting the industries and markets in which the Company is engaged.

B.	Impairment testing for Property, Plant and Equipment

1.
As part of the Company's comprehensive strategic review of its operations, and its efforts to focus its activities on strategic growth drivers and to optimize its core businesses, on November 11, 2025, the Company decided to discontinue its operations in the United States related to the establishment of a lithium iron phosphate (“LFP”) cathode active material production facility. In addition, in a joint decision with Shenzhen Dynanonic, the parties agreed to terminate the joint venture for the establishment of a similar facility in Spain.

This decision follows the US Department of Energy’s (DOE) announcement on October 9, 2025, regarding the cancellation of funding for the US project in St. Louis, as well as the absence of funding from the European Union for the planned LFP cathode active material production facility in Spain. The lack of such funding, combined with evolving global trends in the electric vehicle market indicating lower-than-expected demand, and regulatory changes in key markets such as the US and China, significantly impacted the projects’ economic feasibility. These factors, along with the high capital investments and substantial operating costs required, led to the decision to cease both projects.

As a result, the Company recognized a write-off of assets in the amount of about $40 million (net of tax), which was recorded under other expenses in the Consolidated Statement of Income.

ICL Group Limited Consolidated Financial Statements 41

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 12 - Impairment Testing (cont’d)

B.	Impairment testing for Property, Plant and Equipment (cont'd)

2.
Following the Company’s comprehensive strategic review, including its assessment of future investments in low-synergy activities, and in light of challenges in product development and updated expectations regarding the timing and extent of market penetration for polyhalite, the Company performed an impairment assessment of its consolidated subsidiary Boulby, which conducts the polyhalite operations.

In estimating the recoverable amount as part of the impairment assessment, the Company applied the value‑in‑use methodology, which was calculated as the present value of the updated future cash flows expected to be generated from the polyhalite operations. Management engaged an independent third party to review and validate the underlying assumptions.

The future cash flow was based on the Company’s forecasts of market penetration, which includes assumptions related to forecasted revenues, production and selling costs and required capital expenditures, including whether additional investment in the mining zone will be executed.

The recoverable amount was calculated using a nominal after tax discount rate of 11% and a long-term growth rate of 2%, which reflect the risks specific to the industry and markets in which the operations are conducted.

Based on the impairment assessment results, the Company recognized an impairment loss of $50 million related to Boulby's property, plant and equipment, which was recorded under other expenses in the Consolidated Statement of Income.

ICL Group Limited Consolidated Financial Statements 42

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 13 - Credit from Banks and Others

A.	Composition

As of December 31
2025	2024
$ millions	$ millions

Short-term debt
From financial institutions (1)	439	276
Current maturities of:
Debentures	56	4
Long-term loans from financial institutions	302	26
Lease Liability	79	78
	437	108
Total Short-Term debt	876	384
Long- term debt and debentures
Long-term lease liability	255	264
Loans from financial institutions	868	801
	1,123	1,065

Marketable debentures	1,148	906
Non-marketable debentures	46	46
	1,194	952
	2,317	2,017
Less – current maturities of:
Debentures	56	4
Long-term loans from financial institutions	302	26
Lease liability	79	78
	437	108

Total Long- term debt and debentures	1,880	1,909

(1)	Including $325 million from securitization and $114 million in credit from local banks.

(2)	For further information, see Note 21.

ICL Group Limited Consolidated Financial Statements 43

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 13 - Credit from Banks and Others (cont’d)

B.	Yearly movement in Credit from Banks and Others (*)

As of December 31
2025	2024
$ millions	$ millions

Balance as of January 1	2,301	2,703
Changes from financing cash flows
Receipt of long-term debts	1,666	889
Repayment of long-term debt	(1,599)	(1,302)
Receipts (repayments) of short-term debt, net	146	(1)
Interest paid	(117)	(122)
Repayment from transaction in derivatives, net	(3)	(2)

Total net financing cash flows	93	(538)
Initial recognition of lease liability	68	97
Interest expenses	156	152
Effect of changes in foreign exchange rates	187	(60)
Change in fair value of derivatives	(51)	-
Other changes	(42)	(53)
Balance as of December 31	2,712	2,301

(*) The balance includes Short-term debt, loans and debentures, derivatives on loans and debentures, and interest payables.

ICL Group Limited Consolidated Financial Statements 44

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 13 - Credit from Banks and Others (cont'd)

C.	Sale of receivables under securitization transaction

In December 2025, the Company and certain subsidiaries (hereinafter – the Subsidiaries) signed a series of agreements regarding a securitization transaction with four international banks (hereinafter – the Lending Banks) for the sale of their trade receivables to a special company which was established specifically for this purpose (hereinafter – the Acquiring Company).

The new securitization agreements were signed with a committed amount of $350 million and an additional uncommitted amount of $100 million, maturing in December 2030 (hereinafter – the Agreements). The Agreements replaced the prior securitization agreements, which expired in December 2025, and includes slightly improved terms compared to the previous agreement.

The Company's policy is to utilize the securitization limit based on its cash flow needs, alternative financing sources and market conditions. According to the Agreements, the Company undertook to comply with a financial covenant according to which the ratio of net debt to EBITDA will not exceed 4.75. If the Company fails to meet this ratio, the Acquiring Company can discontinue acquiring new trade receivables (without affecting existing acquisitions). As of the reporting date, the Company complies with the financial covenant, as described in 13(F) below.

The Acquiring Company finances acquisition of the debts through a loan received from a financial institution unrelated to the Company. The Subsidiaries are entitled to sell their trade receivables to the Acquiring Company during a period of five years from the closing date of the transaction, with both parties having the option to notify for the transaction's cancellation, at the end of each year. Once the Company has transferred its trade receivables, it no longer has the right to sell them to another party. The selling price of the trade receivables is the amount of the debt sold, less the calculated interest cost based on the expected period between the sale date of the customer debt and its repayment date. Upon acquisition of the debt, the Acquiring Company pays part of the debt price in cash and the remainder in a subordinated note, which is paid after collection of the debt sold. The rate of the cash consideration varies depending on the composition and behavior of the customer portfolio. The Subsidiaries continue to handle the collection of the trade receivables included in the securitization transaction, on behalf of the Acquiring Company.

In addition, the Agreements set several conditions regarding the quality of the customer portfolios, which give the Lending Banks the option of terminating the undertaking or excluding the subsidiaries whose customer portfolios do not meet the conditions set forth in the Agreements.

The trade receivables are fully presented in the Company's statements of financial position and the receipts received from the Acquiring Company are presented as financial liability under short-term credit. As of December 31, 2025, utilization of the securitization facility within this framework amounted to $325 million (December 31, 2024 - $176 million). The securitization balance consists of the four currencies USD (53.8%), EUR (32.5%), ILS (10%) and GBP (3.7%).

ICL Group Limited Consolidated Financial Statements 45

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 13 - Credit from Banks and Others (cont'd)

D.	Information on material loans and debentures outstanding as of December 31, 2025(7):

Instrument type	Loan date	Original principal (millions)	Currency	Carrying amount ($ millions)	Interest rate (*)	Principal repayment date	Additional information
Debentures - Series F	May 2018, December 2020	693	US Dollar	712	6.38%	May 2038	(2), (3)
Debentures - Series G	January/May 2020, May 2025	1,616	Israeli Shekel	437	2.40%	2022- 2034 (annual installment)	Partially repaid (1), (3)
Debentures (private offering) – 3 series	January 2014	275	US Dollar	46	5.31%	January 2026	Partially repaid (5)
Sustainability linked loan (SLL)	September 2021	250	Euro	293	0.80%	September 2026	(4)
Loan - European Bank	June 2025	75	Euro	85	3.09%	2025-2030 (Semi – Annual installment)	Partially repaid (6)

(*) Fixed interest.

ICL Group Limited Consolidated Financial Statements 46

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 13 - Credit from Banks and Others (cont'd)

D.	Information on material loans and debentures outstanding as of December 31, 2025: (cont’d)

Additional Information:

(1)
In May 2025, the Company completed an expansion of its Series G debentures in Israel, in the amount of NIS 850 million (approximately $236 million), bringing the total outstanding principal to NIS 1,570 million (approximately $437 million). The principal will be repaid in ten consecutive but unequal annual installments, due on December 30 of each year from 2025 through 2034. The debentures carry a nominal annual interest rate of 2.4%, payable in semiannual installments on June 30 and December 30 of each year, commencing June 30, 2025. The Series G debentures have been rated "ilAA" by Standard & Poor's Maalot rating agency. In December 2025, the Company repaid NIS 33 million (approx. $10 million) of Series G Bond, as scheduled.

(2)	In May 2025, Fitch Ratings reaffirmed the Company’s long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term issuer default rating is stable.

(3)
In July 2025, the S&P credit rating agency reaffirmed the Company’s international credit rating and senior unsecured rating of 'BBB-' with a stable rating outlook. In addition, the S&P Maalot credit rating agency reaffirmed the Company’s credit rating of 'ilAA' with a stable rating outlook.

(4)
The loan includes three sustainability performance targets: (1) an annual 4% to 5% reduction in direct and indirect Scope 1 and Scope 2 CO2 emissions resulting from ICL global operations.

(2) Through 2025, the Company is committed to adding a significant number of Tfs (Together for Sustainability) qualified vendors each year who meet criteria of management, environment, health and safety, labor and human rights, ethics, and governance and (3) for female to hold at least 25% of senior management roles, by the end of 2024. As of December 31, 2025, the Company is in compliance with the relevant sustainability performance targets.

(5)	Subsequent to the date of the report, in January 2026, the Company repaid $46 million private placement bond, as scheduled.

(6)
The principal will be repaid in consecutive, unequal semiannual installments payable on December 26 and June 26 of each year from 2025 through 2030, in the following proportions: 3.33%, 5%, 5%, 6.67%, 10%, 10%, 10%, 10%, 10%, and 30%.

(7)	As of December 31, 2025, the Company is in compliance with all its financial covenants set forth in its financing agreements. See item F below.

ICL Group Limited Consolidated Financial Statements 47

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 13 - Credit from Banks and Others (cont'd)

E.	Credit facilities:

Issuer	Group of international banks
Date of the credit facility	April 2023
Date of credit facility termination	April 2030
The amount of the credit facility	USD 1,550 million (1)
Credit facility has been utilized	USD 250 million EUR 210 million
Interest rate	Up to 33% use of the credit: SOFR/Euribor + 0.69%. From 33% to 66% use of the credit: SOFR/Euribor + 0.89% 66% or more use of the credit: SOFR/Euribor + 1.04%
Loan currency type	USD and EUR loans
Pledges and restrictions	Financial covenants - see Section F, a cross-default mechanism and a negative pledge (2)
Non-utilization fee	0.245%

(1)
  In April 2023, the Company entered into a $1,550 million Sustainability-Linked Revolving Credit Facility Agreement with a consortium of twelve international banks, through its subsidiary ICL Finance B.V.. In April 2024, all participating banks agreed to extend the RCF agreement for an additional year until April 2029. In April 2025, eleven of the participating banks agreed to extend the RCF agreement for an additional year until April 2030. As a result, effective April 2029, the credit facility amount will be $1,400 million.

(2)
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

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 13 - Credit from Banks and Others (cont'd)

F.	Restrictions on the Group relating to the receipt of credit

As part of the loan agreements the Company has signed, various restrictions apply including sustainability performance targets and financial covenants, a cross‑default mechanism and a negative pledge.

Set forth below is information regarding the financial covenants applicable to the Company as part of the loan agreements and the compliance therewith. For the Company’s sustainability performance targets see item D(5) and E above.

Financial Covenants:

Financial Covenants (1)(2)	Financial Ratio Required under the Agreement	Financial Ratio December 31, 2025
Total shareholder's equity	Equity above $2,000 million	$ 5,983 million
Ratio of EBITDA to the net interest expenses	Equal to or greater than 3.5	15.48
Ratio of the net financial debt to EBITDA	Less than 3.5	1.35
Ratio of certain subsidiaries loans to the total assets of the consolidated company	Less than 10%	2.74%

(1)
The examination of compliance with the financial covenants is based on the Company's consolidated financial statements. As of December 31, 2025, the Company complies with all of its financial covenants.

(2)	The EBITDA calculation for the financial covenants, which amounted to $1,434 million in 2025, is according to the agreements with the financial institutions.

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

(2)	As of December 31, 2025, the total guarantees provided by the Company were in the amount of $199 million (December 31, 2024 - $151 million).

ICL Group Limited Consolidated Financial Statements 49

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 14 – Other Payables

As of December 31
2025	2024
$ millions	$ millions

Employees (1)	400	353
Current tax liabilities	257	215
Accrued expenses	88	88
Governmental (mainly in respect of royalties)	127	105
Income received in advance	67	21
Derivative instruments	4	13
Others	97	84
	1,040	879

(1)	Including post-employment liabilities in the amount of $22 million and $19 million as of December 31, 2025 and 2024, respectively. See Note 16.

Note 15 - Taxes on Income

A.	Taxation of companies in Israel

The current and deferred taxes expenses of Israeli entities are booked under the applicable tax rates below:

1.	Income tax rate

The Israeli statutory primary income tax rate is 23%.

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter – the Encouragement Law)

a)	Beneficiary Enterprises

The production facilities of some of the Company’s subsidiaries in Israel (hereinafter – the Subsidiaries) have received “Beneficiary Enterprise” status under the Encouragement law after Amendment No. 60 to the Law was published in April 2005. The main benefit granted to the Subsidiaries is a preferred tax rate. From the year 2022, “Beneficiary Enterprise” tax benefits to the Subsidiaries have been discontinued.

A company which had a “Beneficiary Enterprise” that distributes a dividend out of exempt income, will be subject to corporate tax in the year in which the dividend is distributed on the amount distributed, at the tax rate applicable under the Encouragement Law in the year in which the exempted income was generated, had it not been exempt from tax. In addition, a withholding tax will be applied at the applicable rate to the distribution.

ICL Group Limited Consolidated Financial Statements 50

Notes to the Consolidated Financial Statements as of December 31, 2025

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

As of December 31, 2025, the Company's “trapped earnings” balance was about 950 NIS million (approximately $298 million). The Company estimates that its remaining “trapped earnings” are not expected to be distributed and therefore no deferred tax liability accrual was booked.

b)	Preferred Enterprises

In December 2010, the Israeli Knesset approved the Economic Policy Law for 2011‑2012, whereby the Encouragement law, was amended (hereinafter – the Amendment). The Amendment is effective from January 1, 2011, and its provisions apply to preferred income, derived or accrued by a Preferred Enterprise, as defined in the Amendment, in 2011 and thereafter.

The Amendment does not apply to an Industrial Enterprise that is a mine, or any other facility for production of minerals or a facility for exploration of fuel. Therefore, ICL plants that are defined as mining plants and mineral excavators will not be able to take advantage of the tax rates included as part of the Amendment.

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

Notes to the Consolidated Financial Statements as of December 31, 2025

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

In accordance with the Mines Ordinance, the rate of the royalties, in connection with resources produced from the quarries, will be 5%. For production of phosphates, according to the Mines Ordinance (Third Addendum A), the royalty rate is 5% of the value of the quarried material.

In accordance with the Israeli Dead Sea Concession Law, 1961, the royalty rate for potash, bromine and magnesium is 5% of the value of the sold quantity.

4.2	Imposition of Surplus Profit Levy

The Law for Taxation of Profits from Natural Resources (hereinafter – the Law), is effective since January 1, 2016. The law applied for the bromine, phosphate and magnesium minerals from 2016 and for potash from 2017. The tax base, which will be calculated for every mineral separately, is the mineral’s operating income, in accordance with the accounting statement of income, to which certain adjustments will be made.

The taxable profit is based on the first traded product mineral operating income, as adjusted, after a deduction of 5% of the mineral’s year end working capital, and an amount that reflects a yield of 14% on the value of property, plant and equipment used for production and sale of the quarried material.

On the tax base, as stated, a progressive tax will be imposed at a rate to be determined based on the yield in that year. For a yield between 14% and 20%, Natural Resources Tax will be imposed at the rate of 25%, while yield in excess of 20% will be subject to Natural Resources Tax at the rate of 42%. In years in which the Natural Resources Tax base is negative, the negative amount will be carried forward from year to year and will constitute a tax shield in the succeeding tax year. The above computations, including the right to use prior years’ losses (Negative Surplus Profits), are made separately, without considering setoffs, for each natural resource production and sale activity.

ICL Group Limited Consolidated Financial Statements 52

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 15 - Taxes on Income (cont'd)

A.	Taxation of companies in Israel (cont'd)

4.	Taxation of Profits Natural Resources (cont'd)

4.2	Imposition of Surplus Profit Levy: (cont'd)

Limitations on the Natural Resources Tax – the Natural Resources Tax will only apply to profits deriving from the actual production and sale of each of the following resources: potash, bromine, magnesium and phosphates, and not to the profits deriving from the downstream industrial activities. Calculation of the Natural Resources Tax will be made separately for every mineral mining concession. Nonetheless, regarding magnesium, it was provided that commencing from 2017, upon sale of Carnalite by DSW to magnesium and reacquisition of a Sylvinite byproduct by DSW, magnesium will charge DSW $100 per tonne of potash, which is produced from the Sylvinite (linked to the CPI).

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

Notes to the Consolidated Financial Statements as of December 31, 2025

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

Subsidiaries incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence(2). The principal tax rates applicable to the major subsidiaries outside Israel are as follows:

Country	Tax rate	Note
Brazil	34%
Germany	29%	(3)
United States	26%	(1)
Netherlands	25.8%
Spain	25%
China	25%
United Kingdom	25%

(1)	The tax rate is an estimated average and includes federal and states taxes. Different rates may apply in each year due to changes in the allocation of income among states.

(2)
In accordance with the legislation of BEPS Pillar 2, which entered into effect in 2024, there are several jurisdictions in which the Company operates where the local tax rate may require a supplement to a minimum taxation of 15%. This legislation has no material impact on the Company.

(3)	Starting in fiscal year 2028, the tax rate will be gradually reduced by 1% per year, reaching 24% in fiscal year 2032.

ICL Group Limited Consolidated Financial Statements 54

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 15 - Taxes on Income (cont'd)

C.	Carried forward tax losses

As of December 31, 2025, the balances of the carryforward tax losses, including Negative Surplus Profits, of subsidiaries for which deferred taxes have been recorded, amount to about $598 million (December 31, 2024 – about $557 million).

As of December 31, 2025, the balances of the carryforward tax losses, including Negative Surplus Profits, of subsidiaries for which deferred taxes have not been recorded, amount to about $581 million (December 31, 2024 – about $305 million).

As of December 31, 2025, the capital losses for tax purposes available for carryforward to future years for which deferred taxes have not been recorded amount to about $186 million (December 31, 2024 – about $159 million).

D.	Tax assessment

1.	Income Tax

The Company and the main operational companies in Israel, have received final tax assessments up to and including 2019. The main subsidiaries outside of Israel have final tax assessments up to and including 2015 - 2021.

The Company's main operating companies in Spain are involved in an assessment dispute with the Spanish tax authorities for the years 2015-2019 before the low-level tax court. The assessment does not include a tax demand but involves a reduction of net operating losses for tax purposes amounting to 35 million euro. The company believes it is more likely than not that its position will be accepted for those years.

2.	Surplus Profit Levy (in Israel)

We have received final tax assessments up to and including the 2020 tax year for our Potash, Bromine and Magnesium minerals operations.

On December 30, 2025, the Company received a tax assessment from the Israeli Tax Authority for the years 2016-2020 related to the Surplus Profit Levy on phosphate mineral. The assessment includes the cancellation of carry-forward negative Surplus Profit, which amounted to approximately $60 million as of the end of 2020. The assessment also includes an immaterial Surplus Profit Levy demand for 2016. The impact of the assessment on the Company’s financial statements is immaterial, as the Company did not recognize a deferred tax asset for the Negative Surplus Profit related to phosphate minerals. The Company is considering filing an objection to this assessment.

ICL Group Limited Consolidated Financial Statements 55

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 15 - Taxes on Income (cont'd)

E.	Deferred income taxes

1. The composition of the deferred taxes and the changes therein are as follows:

In respect of financial position				In respect of carry forward tax losses	Total
Depreciable property, plant and equipment and intangible assets	Inventories	Provisions for employee benefits	Other
$ millions

Balance as of January 1, 2024	(596)	50	52	15	142	(337)
Changes in 2024:
Amounts recorded in the statement of income	(36)	(7)	4	33	23	17
Amounts recorded to a capital reserve	-	-	(8)	-	-	(8)
Translation differences	9	(1)	(1)	(7)	(10)	(10)
Balance as of December 31, 2024	(623)	42	47	41	155	(338)

Changes in 2025:
Amounts recorded in the statement of income	(2)	3	2	(16)	24	11
Amounts recorded to a capital reserve	-	-	-	(4)	-	(4)
Translation differences	(5)	-	(3)	4	13	9
Balance as of December 31, 2025	(630)	45	46	25	192	(322)

2. The currencies in which the deferred taxes are denominated:

As of December 31
2025	2024
$ millions	$ millions

Israeli shekels	(475)	(432)
Euro	70	51
US dollar	51	9
British pound	11	11
Brazilian real	9	15
Other	12	8
	(322)	(338)

ICL Group Limited Consolidated Financial Statements 56

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 15 - Taxes on Income (cont'd)

F.	Taxes on income included in the income statements

1.	Composition of income tax expenses (income)

For the year ended December 31
2025	2024	2023
$ millions	$ millions	$ millions

Current taxes (1)	162	184	251
Deferred taxes	(15)	(20)	47
Taxes in respect of prior years	14	8	(11)
	161	172	287

(1) The current taxes for 2025 derived mainly from the Israeli and Chinese companies.

2.	Theoretical tax

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates in Israel (see A(2) above) and the tax expense presented in the statements of income:

For the year ended December 31
2025	2024	2023
$ millions	$ millions	$ millions

Income before taxes on income, as reported in the statements of income	441	636	974
Statutory tax rate (in Israel)	23%	23%	23%
Theoretical tax expense	101	146	224
Add (less) – the tax effect of:
Surplus Profit Levy tax	6	3	62
Reduced tax due to tax benefits	(27)	(12)	(17)
Differences deriving from additional deduction and different tax rates applicable to foreign subsidiaries	(13)	(19)	(32)
Tax on dividend	6	6	4
Deductible temporary differences and their reversal (including carryforward losses) for which deferred taxes assets were not recorded and non–deductible expenses	37	29	52
Taxes in respect of prior years	14	8	(11)
Differences in measurement basis	27	3	2
Other differences	10	8	3
Taxes on income included in the income statements	161	172	287

ICL Group Limited Consolidated Financial Statements 57

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 15 - Taxes on Income (cont'd)

G.	Taxes on income relating to items recorded in equity

For the year ended December 31
2025	2024	2023
$ millions	$ millions	$ millions

Tax recorded in other comprehensive income
Actuarial gains from defined benefit plan	-	(8)	(8)
Change in fair value of hedging derivatives	(4)	(2)	(4)
Taxes in respect of exchange rate differences on equity loan to a subsidiary included in translation adjustment	-	27	(9)
Total	(4)	17	(21)

Note 16 - Employee Benefits

A.	Composition

Composition of employee benefits:

As of December 31
2025	2024
$ millions	$ millions

Fair value of plan assets	497	444
Termination benefits	(75)	(54)
Defined benefit obligation	(664)	(605)
	(242)	(215)

Composition of fair value of the plan assets:

As of December 31
2025	2024
$ millions	$ millions

Equity instruments
With quoted market price	136	119
Without quoted market price	38	31
	174	150
Debt instruments
With quoted market price	213	194
Without quoted market price	83	76
	296	270
Deposits with insurance companies	27	24

	497	444

ICL Group Limited Consolidated Financial Statements 58

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 16 - Employee Benefits (cont'd)

B.	Severance Pay

1.	Israeli companies

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

(2)
Some subsidiaries have signed plans with funds – including a pension fund for certain employees – under which the subsidiaries make current deposits to the fund. These deposits release the subsidiaries from their obligation to make pension payments under the labor agreements upon the employees’ retirement. The funded amounts are not reflected in the statements of financial position, as they are not under the subsidiaries' control and management.

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

ICL Group Limited Consolidated Financial Statements 59

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 16 - Employee Benefits (cont'd)

E.	Movement in net defined benefit obligation and in its components:

Fair value of plan assets (*)		Defined benefit obligation		Defined benefit obligation, net
2025	2024	2025	2024	2025	2024
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Balance as of January 1	444	453	(605)	(653)	(161)	(200)
Income (costs) included in profit or loss:
Current service costs	-	-	(13)	(13)	(13)	(13)
Interest income (expenses)	24	21	(32)	(31)	(8)	(10)
Past service cost	-	-	-	1	-	1
Effect of movements in exchange rates, net	31	(1)	(41)	2	(10)	1
Included in other comprehensive income:
Actuarial profits (losses) deriving from changes in financial assumptions	-	-	(13)	38	(13)	38
Other actuarial gains (losses)	16	(5)	-	-	16	(5)
Change with respect to translation differences, net	17	(6)	(29)	11	(12)	5

Other movements:
Benefits received (paid)	(41)	(24)	70	40	29	16
Employer contribution	6	6	-	-	6	6
Balance as of December 31	497	444	(664)	(605)	(167)	(161)

(*) The actual return on plan assets in 2025 is $ 40 million, compared with $16 million in 2024.

F.	Actuarial assumptions

Principal actuarial assumptions as of the reporting date (expressed as weighted averages):

For the year ended December 31
2025	2024	2023
%	%	%

Discount rate as of December 31	5.0	5.2	4.9
Future salary increases	3.3	3.6	3.6
Future pension increase	2.2	2.5	2.6

ICL Group Limited Consolidated Financial Statements 60

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 16 - Employee Benefits (cont'd)

G.	Sensitivity analysis

Assuming all other assumptions remain constant, the following reasonably possible changes affect the defined benefit obligation as of the date of the financial statements in the following manner:

December 2025
Decrease 10%	Decrease 5%	Increase 5%	Increase 10%
$ millions

Significant actuarial assumptions
Salary increases	(7)	(3)	3	7
Discount rate	28	14	(14)	(28)
Mortality table	14	7	(7)	(14)

The assumptions regarding the future mortality rates are based on published statistics and accepted mortality tables.

H.	The Effect of the plans on the Company's future cash flows

The expenses recorded in respect of defined contribution plans in 2025 are $45 million (compared with $39 million in 2024).

The Company estimates that the expected deposits in 2025 to fund defined benefit plans are about $10 million.

As of December 31, 2025, the Company estimates that the weighted average remaining term of its defined benefit plans is approximately 10 years, unchanged from the weighted average of 10 years in 2024.

I.	Long-term incentive plan

(1)
At the general meeting of shareholders held on March 6, 2025, the shareholders approved a new three-year equity grant for the years 2025-2027 to the CEO and the Chairman of the Board. The grant consists of about 4.3 million non-marketable and non-transferable options for no consideration, under the Company’s 2024 Equity Compensation Plan. The options will vest in three tranches, after 12, 24 and 36 months from the grant date (March 6, 2025, for the Chairman of the Board and March 13, 2025, for the CEO). The options will expire in March 2030. The aggregate fair value at the grant dates is about $7 million. For further information, see Note 19.

(2)
In March and April 2025, the Company’s HR & Compensation Committee and the Board of Directors, respectively, approved a new triennial equity grant for the years 2025-2027 to two senior managers. The grant consists of 1.2 million non-marketable and non-transferable options for no consideration, under the Company’s 2024 Equity Compensation Plan. The options will vest in three tranches, after 12, 24 and 36 months from the grant dates (April 1, 2025, and May 1, 2025). The aggregate fair value at the grant dates was about $1.7 million.

ICL Group Limited Consolidated Financial Statements 61

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 16 - Employee Benefits (cont'd)

I.	Long-term incentive plan (cont'd)

(3)
In June 2025, Company's HR & Compensation Committee and the Board of Directors approved a new Cash Long-Term Incentive (LTI) plan. Under this plan, certain senior managers will be awarded with a cash incentive of $39 million in 2028, subject to the achievement of several financial targets over the three-year period from 2025 to 2027 and influenced by changes in the Company's share price. For further information, see Note 19.

(4)
In July 2025, the Company’s HR & Compensation Committee and the Board of Directors approved a new triennial equity grant for the years 2025-2027 to certain officers and senior managers. The grant consists of 3.2 million non-marketable and non-transferable options for no consideration, under the Company’s 2024 Equity Compensation Plan. The options will vest in three tranches, after 12, 24 and 36 months from the grant date. The aggregate fair value at the grant date was about $6.3 million. For further information, see Note 19.

(5)
In November 2025 and December 2025, the Company’s HR & Compensation Committee and the Board of Directors, respectively, approved a new three-year equity grant for two senior executives. The grant consists of 1.36 million non-marketable and non-transferable options for no consideration, under the Company’s 2024 Equity Compensation Plan. The options will vest in three equal tranches after 12, 24 and 36 months from the grant dates (December 7, 2025, and January 4, 2026). The total fair value of the grant at the grant dates was approximately $1.5 million.

ICL Group Limited Consolidated Financial Statements 62

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 17 – Provisions

A.	Composition and changes in the provision

Site restoration and equipment dismantling (1)	Legal claims	Other	Total
$ millions

Balance as of January 1, 2025	244	13	36	293
Provisions recorded during the year	11	13	2	26
Provisions reversed during the year	-	-	(9)	(9)
Payments during the year	(42)	(1)	-	(43)
Translation differences	18	2	2	22
Balance as of December 31, 2025	231	27	31	289

(1)	Main items under 'Site restoration and equipment dismantling':

a.
Spain – In 2018, a restoration plan was approved for the Suria and Sallent sites, which includes handling the salt piles and dismantling of facilities. The restoration plan at the Suria site is expected to continue until 2095, and at the Sallent site until 2072.

Estimation of the projected costs for the closure and restoration of the Sallent site – the main component of the estimated closure and restoration costs is attributed to the restoration of the salt pile. The Company is treating the salt pile by utilizing the salt for production and sale, including for de-icing purposes, and by processing and discharging the material into the sea via a Collector. As of December 31, 2025, the total provision for the closure and restoration of the Sallent site amounts to $65 million. This estimate is based on a long-term forecast of over 49 years and relies on available data. As such, actual costs required to restore the Sallent site may differ, even substantially, from the current provision. In the Company's estimation, the provision recorded reflects the best estimate of the expense required to settle this obligation.

b.
ICL Rotem – as of December 31, 2025, according to the Company's estimation, the provision for the restoration of the mining sites and waste repositories, for ICL Rotem's operations, amounted to $96 million. The provision is measured based on the present value of the cash flows, which relies on the Company's estimation of the future expense required for the restoration of the mining sites. The actual costs that may be required may differ, even substantially, from the current provision, as a result of the inherent complexity of such estimation, the Company's future decisions regarding the facilities and regulatory requirements.

c.
Bromine Israel (Neot Hovav) – pursuant to the Ministry of Environmental Protection, the Company is required to treat both solid waste of past periods which is stored in a designated defined area on the site's premises, and currently-produced waste created during the ongoing production processes in the plant. Waste treatment is partly conducted through a hydro-bromine acid recovering facility (BRU), operated by the Company. Part of the waste is sent for external designated treatment. As of December 31, 2025, the provision for prior periods waste treatment amounted to $18 million. In the Company's estimation, based on the information currently available to it, the provision included in its financial statements covers the estimated cost for treating prior periods waste.

ICL Group Limited Consolidated Financial Statements 63

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 18 - Commitments, Concessions and Contingent Liabilities

A.	Commitments

(1)
Several of the Group’s subsidiaries have entered into agreements with suppliers for the purchase of raw materials and natural gas in the ordinary course of business for various periods ending in 2038. As of December 31, 2025, the total amount of the commitments is approximately $2 billion. This amount includes the agreements described below.

(2)
Several of the Group’s subsidiaries have entered into agreements with suppliers for the acquisition of property, plant and equipment. As of December 31, 2025, the subsidiaries’ capital expenditures commitments total approximately $725 million. This amount includes the agreements described below.

(3)
As part of the collaboration between ICL's Spanish subsidiary, ICL Iberia, and the Government of Catalonia to advance environmental sustainability goals, the Company has committed to restoring salt piles at ICL Iberia’s sites, mainly through processing and removal via a dedicated collector to the sea. In 2021, the Company signed an agreement with the Catalan Water Agency for the construction and operation of this collector. Key elements of the agreement include, among other things, project management guidelines, financing aspects related to the project, project costs and a determination of an operational maintenance mechanism, including usage costs. In accordance with the agreement and based on the Company's assessment, its share of the project cost is expected to be approximately $100 million, to be paid over the construction and operating periods. Construction, currently underway, is expected to continue until mid-2027, followed by an operational phase of 25 years.

(4)
In 2017, the Company entered into a gas purchase agreement with Energean Israel Limited (Energean), which holds a license to develop the Karish and Tanin gas reservoirs off the shore of Israel. Pursuant to the agreement, Energean will supply the Company with up to 13 BCM of natural gas (NG), valued at $2 billion, over a period of 15 years commencing with its commercial operation of Karish, which commenced in April 2023 following continued delays. The NG from the reservoirs is utilized to operate ICL’s factories and power stations in Israel. The Company has the option to terminate the agreement upon expiration of the DSW's Concession on March 31, 2030, subject to the terms of the concession and the agreement.

(5)
The Articles of Association of the Company and its Israeli subsidiaries include provisions that permit exemption, indemnification and insurance of liability of officers and directors, all in accordance with the provisions of the Companies Law.

The Company, following approval by its HR & Compensation Committee, Board of Directors and shareholders, granted its officers and directors a letter of exemption and indemnification, and also maintains an insurance policy covering directors' and officers' liability, which is renewed annually. The directors' and officers' liability insurance and the exemption and indemnity undertaking do not apply to those cases specified in Section 263 of the Companies Law. The exemption is from liability for damages caused and/or that will be caused, by those officers and directors due to a breach of duty to the Company.

ICL Group Limited Consolidated Financial Statements 64

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

A.	Commitments (cont'd)

(5)	(cont'd)

Regarding directors who are officeholders of Israel Corp., who may serve from time to time, on January 5, 2021, the shareholders approved an extension of the period for exemption and indemnification entered into with such officeholders for an additional nine years commencing November 30, 2020, provided that the exemption shall not apply to liabilities arising in connection with a transaction or resolution in which a controlling shareholder or an officeholder, including an officeholder who is other than the officeholder party to the agreement, has a personal interest (within the meaning of the Companies Law).

The amount of indemnification payable by the Company under the letters of indemnification, in addition to amounts received from an insurance company, if any, for all of the officers and directors on an aggregate basis, for one or more of the events detailed therein, is limited to $300 million.

B.	Concessions

(1)	Dead Sea Works Ltd. (hereinafter – DSW)

Pursuant to the Israeli Dead Sea Concession Law, 1961 (hereinafter – the Concession Law), as amended in 1986, and the concession deed attached as an addendum to the Concession Law, DSW was granted a concession to utilize the resources of the Dead Sea and to lease the land required for its plants in Sodom for a period ending on March 31, 2030. According to the Concession Law, should the government decide to offer a new concession after the expiration date to another party, it will first offer the new concession to DSW with terms that are no less attractive than those it may offer to that party.

Based on the interim report and its recommendations published in May 2018, the Israel’s Ministry of Finance released the final report of the inter-ministry team headed by Mr. Yoel Naveh, former Chief Economist, which included a series of guidelines and recommendations regarding the actions that the government should take towards the end of the Concession Period.

In accordance with section 24 (a) of the Supplement to the Concession Law, it is stated, among other things, that at the end of the concession period on March 31, 2030 (the Concession Period) all the tangible assets located in the concession area will be transferred to the government of Israel in exchange for their amortized replacement value – the value of the assets as if they were purchased as new at the end of the Concession Period, less their technical depreciation based on their maintenance condition and the unique characteristics of the Dead Sea area.

On January 27, 2026, a detailed and binding agreement was signed between the Company, DSW, Dead Sea Bromine Company Ltd. and Dead Sea Magnesium Ltd. (the - Dead Sea Companies) and the State of Israel, acting through the Accountant General of the Ministry of Finance, regarding the Dead Sea Companies’ concession assets (the – Concession Assets), including the consideration thereof, based on the principles agreed upon in the Memorandum of Understanding (MOU) signed between the Company, the Dead Sea Companies and the State on November 5, 2025, (the - Detailed Agreement). For further information regarding the Detailed Agreement, see below.

ICL Group Limited Consolidated Financial Statements 65

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(1)	DSW (cont'd)

As per section 24 (b) of the Supplement to the Concession Law of the State of Israel, capital investments made within the 10-year period before the end of the concession require prior consent of the Israeli government, unless they can be fully deducted for tax purposes before the end of the Concession Period. However, the government's consent to any fundamental investment that may be necessary for the proper operation of the plants will not be unreasonably delayed or denied.

In 2020, an agreement was concluded between the Company and the government for the purpose of implementing section 24(b) (The 2020 Procedure). The 2020 Procedure determined, among other things, the manner of examining new investments and the consent process. In addition, the 2020 Procedure determined the Company's commitment to invest in fixed assets, including for preservation and infrastructure, as well as for ongoing maintenance of the facilities in the concession area (for the period beginning in 2026) and the Company's commitment to continue production of potassium chloride and elemental bromine (for the period commencing 2028), all subject to the conditions specified in the 2020 Procedure. Until the New Investment Procedure, as defined below, came into effect, the Company operated in accordance with the 2020 Procedure and obtained investment approvals as required.

As part of the Detailed Agreement, a new investment procedure was adopted (the - New Investment Procedure), which replaces the 2020 Procedure. The New Investment Procedure governs the handling of investments and maintenance in the Concession Assets, as well as additional investments required, for the period commencing on January 1, 2025, and until the expiry of the Concession Period, including periodic reporting, and financial reconciliations. For further details regarding the New Investment Procedure, see below.

ICL Group Limited Consolidated Financial Statements 66

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(1)	DSW (cont'd)

On March 11, 2025, the State Comptroller published an audit report regarding the State’s regulators oversight over compliance and regulatory aspects of the Dead Sea concession, in the areas of environment and land ("the Report"). The Report includes findings indicating regulatory deficiencies in the State authorities' oversight of the Dead Sea concession. The Report did not directly audit DSW and clarified that the findings do not imply any reduction in DSW’s contributions to the development of the Negev region and the State. The Report mainly emphasizes the intention to guide decision-makers in shaping the future concession agreement towards the end of the current concession in 2030 and refers to the various regulators to provide responses regarding their conduct on matters related to oversight of the current concession.

The Agreement regarding the Dead Sea Concession Assets

Further to the above, and pursuant to section 24 (a) of the Supplement to the Concession Law, on November 5, 2025, the Company and the Dead Sea Companies have signed the MOU with the State, regarding the Dead Sea Companies assets, which are required for the operation of the Dead Sea Concession, and regarding other related matters, including the Company’s rights under the Concession Law. In addition, based on the principles agreed upon in the MOU, the Detailed Agreement between the Company, the Dead Sea Companies and the State was signed on January 27, 2026.

The Company believes that the implementation of the Detailed Agreement will remove significant uncertainty and risks around the termination of the Concession in 2030, at which time the State intends to grant a new concession in a competitive process (the - Future Concession), and provide the Company with certainty regarding the consideration for the Concession Assets (as defined below) and the timing of payment therefor, thereby enabling the Company to plan and prepare in the coming years for the end of the concession period.

As mentioned above, pursuant to the Concession Law, upon the expiry of the Concession Period on March 31, 2030, all fixed tangible assets located within the concession area and required for its operation, and belonging to the concession holder, shall become the property of the State, and whereby the State shall pay the concession holder their value, in accordance with the mechanism set forth in the Concession Law. The Detailed Agreement stipulates that upon the end of the Concession Period, the existing Concession Assets, constituting the fixed assets of the Dead Sea Companies which are used for the exercise of their rights under the Concession Law, as well as the intangible assets of the Dead Sea Companies used for the purpose of operating the concession, shall be transferred to the State or to the Future Concession holder.

ICL Group Limited Consolidated Financial Statements 67

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(1)	DSW (cont'd)

All of the above shall be as detailed in the list of the existing concession assets attached as an appendix to the Detailed Agreement, as updated annually until the end of the Concession Period (collectively, the - Concession Assets).

According to the Detailed Agreement, upon the expiry of the concession period, the Concession Assets shall be transferred fit, proper and ready for continued operations, in a manner and condition similar to their condition prior to their transfer, and without any disruption dependent on the Dead Sea Companies. The foregoing does not derogate from the responsibility of the future concession holder to be prepared to receive the assets, rights and obligations under the Detailed Agreement, at its own expense. The process for transferring the Concession Assets shall be governed by an asset transfer procedure to be formulated starting six months prior to the expiry of the Concession Period, and will include, among other things, a handover and transition process for the transfer of the Concession Assets to the Future Concession holder.

Pursuant to the Detailed Agreement, any right or claim brought by any third party in connection with the Concession Assets, the cause of which arose prior to the expiry of the Concession Period, shall apply to the Dead Sea Companies. Any right or claim brought by any third party in connection with the Concession Assets, the cause of which arose after the expiry of the Concession Period, shall apply to the State or to the future concession holder.

In consideration for the transfer of ownership and possession of the Concession Assets, the State shall pay the Company a total amount of $2,540 million, as well as the amounts of the salt harvest investments actually made by the Dead Sea Companies (net of the State’s participation and depreciation, as set forth in the Detailed Agreement), from January 1, 2025, for the purpose of establishing the permanent solution for salt harvesting, transportation and disposal in accordance with the Salt Harvesting Agreement (the  - Harvesting Solution), which is estimated at hundreds of millions of dollars (the – Total Consideration).

Under the Detailed Agreement, the Dead Sea Companies shall maintain a multi-year average level of investments and maintenance in the Concession Assets, as well as an annual minimum level of investments and maintenance, and a multi-year average maintenance-investment ratio until the expiry of the Concession Period. These amounts were set based on the volume of investments and maintenance carried out over the past decade. The Detailed Agreement further stipulates that if the actual level of investments and maintenance performed from January 1, 2025, until the expiry of the Concession Period is lower or higher than the amounts prescribed, certain adjustments shall be made to the Total Consideration, all in accordance with the provisions of the Detailed Agreement and the New Investment Procedure referenced above, which replaces the 2020 Procedure.

ICL Group Limited Consolidated Financial Statements 68

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(1)	DSW (cont'd)

As part of the New Investment Procedure, a mechanism was established under which the Dead Sea Companies will provide periodic reports regarding the level of investments and maintenance for the relevant years, including investments for the implementation of the Harvesting Solution (the - Dead Sea Companies Reports), as well as mechanisms for reviews and controls performed by the State in relation to the Dead Sea Companies Reports and, accordingly, mechanisms for financial reconciliation.

The Detailed Agreement provides that upon the end of the Concession Period, the State shall pay the Company 95% of the Total Consideration (subject to any adjustments that may be made, as described above), which shall be determined based on the Dead Sea Companies Reports and subject to any actual determinations (if any) made under the dispute resolution mechanism set forth in the Detailed Agreement, provided that such determinations are issued by the end of the Concession Period.

The remaining balance of the Total Consideration, namely, the remaining 5%, shall be paid on September 1, 2030 (the - Final Reconciliation Date), except for amounts in respect of which an instruction (if issued) was given to withhold payment pursuant to the dispute resolution mechanism, and except for reimbursement relating to the remaining investments required for establishing the Harvesting Solution, to the extent not completed by the Final Reconciliation Date, which shall be reimbursed only upon completion of the Harvesting Solution.

It is noted that if, for any reason, the Harvesting Solution is not completed by the end of the Concession period, the Company shall continue to operate and invest as required in order to complete it, and the reimbursement amounts in respect of the additional investments that will be required after the end of the Concession period shall be paid by the state to the Company within 60 days following the completion of the Harvesting Solution. The foregoing does not derogate from the State’s right to initiate proceedings to enforce its rights with respect to any damage incurred, if incurred, due to the failure to complete the Harvesting Solution by the end of the Concession Period.

Under the Detailed Agreement, it was determined that certain operational agreements required for the operation of the Concession, as detailed in the Detailed Agreement, shall be assigned by the Company to the future concession holder as of the end of the Concession Period. Accordingly, and in order to provide certainty and operational continuity for the downstream industries, as well as for the future concession holder, agreements were established to secure, inter alia, the continued supply of the raw materials required for the downstream industries. These agreements shall apply from the date of signing the Detailed Agreement until March 31, 2035, and shall be extended beyond that period for additional terms, unless either party notifies that it does not wish to extend them. The Company assesses that, based on currently known price levels, and in light of the agreed arrangements, no material change is expected in the profitability of the downstream industries, nor in the profitability of the concession operations (conducted through the Dead Sea Companies).

ICL Group Limited Consolidated Financial Statements 69

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(1)	DSW (cont'd)

The Company further undertook in the Detailed Agreement to provide the State with information and documents for the State’s preparations for the tender process and the allocation of the future concession, and to allow reviews of the existing Concession Assets by the State and by the participants in the tender, all subject to confidentiality arrangements and additional arrangements set forth in the Detailed Agreement.

The Company also agreed that it will not object to, nor act against, the cancellation of its right of first offer granted under the current Concession Law, including that it will not oppose the State’s issuance of a tender for the allocation of the Future Concession. Nothing in the provisions of the Detailed Agreement shall prevent or impair the Company’s right, similar to any other comparable bidder, to participate in the tender for the allocation of the future concession.

A Draft Bill Law - Terms and Arrangements for the Future Concession

Following the publication of a draft report by the Israeli Accountant General in September 2024, addressing the preparations for the expiration of the Company’s existing concession and the grant of a new concession in 2030, on December 3, 2025, a draft bill of law concerning the future Dead Sea Concession (the - Draft Bill) was published for public comments.

General Regulatory Provisions:

A provision regarding the establishment of regulatory bodies that will be vested with the authority and responsibility to oversee compliance with the concession requirements, and that will also coordinate the cooperation among the various government ministries that have authority over the concession’s activities; A provision stating that the concession will be allocated through a tender process designed to secure the maximum benefit from the concession for the State and the public, or, alternatively, without a tender process, among other things, where such maximum benefit cannot be ensured; Provisions regarding the identity of the future concessionaire, including it being a special purpose company (SPC), incorporated in Israel, with its principal place of business and management in Israel; A provision stating that in the allocation of the future concession, national security considerations may be considered, and, among other things, an “Interests Order” may be issued under the Government Companies Law, 1975, which would apply to the concessionaire and to its controlling shareholders, for the purpose of safeguarding the strategic interests of the State of Israel throughout the concession term;

ICL Group Limited Consolidated Financial Statements 70

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(1)	DSW (cont'd)

The Draft Bill does not include an explicit provision regarding the duration of the concession, however, it stipulates that any concession period exceeding 20 years will be subject to approval by the Israeli Parliament (Knesset) Economic Affairs Committee; Provisions regarding the authority of the relevant regulatory body to revoke, suspend or amend, at any time, any term of the future concession if it determines that such action is essential to achieving the objectives of the law; and provisions regarding the termination of the future concession, including with respect to the transfer of the assets of the future concessionaire to the State's ownership, and the payment therefor.

Provisions Regarding State Revenues from the Future Concession:

The State's revenues according to the Draft Bill include: a one-time concession fee; an ongoing payment regime composed of three revenue streams - royalties, corporate tax, and a surplus profits levy at an annual multi-year average rate of 50% of the future concessionaire’s profit, as well as further payments, including, among other things, pumping fees, water fees, mining and quarrying levies, salt-harvesting costs, and similar charges. The Draft Bill further sets out criteria and tests for defining base products and downstream products on which the concessionaire will be required to pay royalties or taxes, as well as transfer-pricing mechanisms that will apply to sales between the future concessionaire and related parties.

Provisions Concerning Environmental Regulation:

A provision regarding the reduction of the current concession area so that the concession will include only those areas required for the core industrial activity essential to resource extraction, as well as mechanisms for adding or removing areas as needed for the implementation of the concession; and a provision regarding the imposition of responsibility on both the current and future concessionaires, according to any applicable law, for the treatment and remediation of environmental hazards that have occurred during the period of their concession, including the completion thereof after the end of the Concession Period.

The Draft Bill includes several transitional provisions intended to enable the transfer of concession operations from the current concessionaire to the future concessionaire. These provisions include, among other things, authority for the Israeli Accountant General to determine that the new concessionaire will assume the position of the current concessionaire with respect to certain agreements, including employment agreements and collective bargaining agreements executed by the current concessionaire. In addition, and further to the MOU between the Company and the State mentioned above, which was signed prior to the publication of the Draft Bill, the Draft Bill includes a provision cancelling the right of first offer granted to the Company under Section 25 of the Concession Law, which is intended, according to the State’s position, among other things, to allow a competitive tender process.

According to the explanatory notes to the Draft Bill, a chapter relating to the employees of the current concessionaire, as well as a chapter addressing the required adjustments to the tax arrangements that will apply to the future concession, will be added at a later stage of the legislative process.

ICL Group Limited Consolidated Financial Statements 71

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(1)	DSW (cont'd)

The Draft Bill constitutes only an initial stage in the legislative process toward the enactment of a new concession law and is subject to a full legislative procedure in all its phases, including public comments, government approval, and a complete legislative process in the Knesset, involving discussions in the relevant committees and votes in the committees and in the plenum. At this stage, it is premature to assess the full implications of the Draft Bill’s provisions on the new concession and on the Company, since, as noted, this is only an initial and partial draft that does not yet include certain material chapters, some of the matters referenced therein are not sufficiently clear, and there is no certainty regarding the provisions that will ultimately be included in the final law or the manner in which they will be applied. Furthermore, the terms and conditions of the future tender have not yet been published and are expected to include financial and other conditions that may have a material impact on the new concession terms and provide a more definitive understanding of the overall arrangement. However, the partial and preliminary terms currently set out in the Draft Bill appear to be more stringent than those of the current concession. The final law, once enacted, may differ materially from the Draft Bill. In addition, the terms of the future tender, which are currently unknown, may have a material impact on the terms of the concession as a whole. The Company presented its comments on the Draft Bill orally during the public hearing and subsequently submitted its written comments to the State. To the best of the Company’s knowledge, additional parties also submitted comments and participated in the hearing.

The Company is monitoring the formulation of Future Concession's terms by the State and will review them once published to the public as part of the tender process. To the extent that the terms are economically viable and ensure a stable regulatory environment, the Company intends to participate in the process and continues to believe that it is the most suitable candidate to operate the Future Concession, among other things, in light of its experience and expertise.

The consolidated Financial Statements were prepared under management's assumption that it is more likely than not that ICL will continue to operate the relevant assets for their remaining useful lives, which extends beyond the term of the current concession period, by obtaining a new concession.

Royalties

In consideration of the concession, DSW pays royalties to the State of Israel calculated at a rate of 5% of the value of the products at the plant gate, less certain expenses.

DSW has granted a sub‑concession to Dead Sea Bromine Ltd. to produce bromine and its compounds from the Dead Sea, the expiration date of which is concurrent with DSW’s concession. The royalties in respect of the products manufactured by Dead Sea Bromine are received by DSW which then pays them to the State of Israel. Royalties are also paid by Dead Sea Magnesium based on carnallite (the raw material for potash) used in its production of magnesium.

ICL Group Limited Consolidated Financial Statements 72

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(2)	Rotem Amfert Israel (hereinafter – “ICL Rotem”)

ICL Rotem has been mining phosphates in the Negev in Israel for more than sixty years. The mining activities are carried out pursuant to a phosphate mining concession granted by the Supervisor of Mines under the Mines Ordinance, as required by Israel’s Ministry of Energy. In addition to the concession, ICL Rotem operates under authorizations issued by the Israel Lands Authority (the Land Authority). The concession relates to quarries (of phosphate rock), whereas the authorizations cover the use of land as active mining areas.

Mining Concession and Licenses

On December 29, 2024, ICL Rotem was granted a new mining concession which includes the fields of Rotem, Hatrurim, Zafir Field, and Oron-Zin, as well as Oron north, for a period of up to 20 years, effective January 1, 2025, through December 31, 2044, provided that the mining operation continues to be on a commercial viable basis. The concession was granted following a competitive process conducted by Israel Ministry of Energy and Infrastructure. The new concession extends the Company's obligations under the previous concession to assure restoration of its mining and plants areas according to outlined requirements attached to the new concession, in addition to a bank guarantee issued by ICL Rotem in the amount of about $16 million.

Following the issuance of the new concession by the Ministry of Energy, a petition was filed with the Supreme Court of Israel challenging the competitive process under which the concession was granted. On May 7, 2025, the Supreme Court rejected the petition.

Lease Agreements

As of the reporting date, ICL Rotem has one lease agreement in effect until 2041. In addition, the Company has two other lease agreements: one for the Zin plant, which expired in 2024 and is currently under renewal process with the Land Authority, and another for the Oron plant, which expired in 2017. Regarding the Oron plant, the Land Authority has agreed to renew the lease until the end of 2044, and the parties are in the process of entering into a new lease agreement. In addition, the Land Authority has extended the current mining permit agreement until a new agreement enters into force under the new concession.

Mining Royalties

According to the terms of the concession, ICL Rotem is required to pay royalties to the State of Israel for mining Phosphate.

In accordance with the Mines Ordinance (Third Addendum A), the royalty rate for production of phosphates is 5% of the value of the quarried material. In 2021, the Ministry of Energy issued an amendment to the Third Addendum A, which anchors and clarifies the basis for calculating royalty components.

ICL Group Limited Consolidated Financial Statements 73

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(2)	ICL Rotem (cont'd)

Zoning

The mining and quarrying activities require a zoning approval of the site based on a plan in accordance with Israel’s Planning and Building Law, 1965. Such plans are updated, as needed. As of the reporting date, there are several requests at various stages of deliberation pending for consideration by planning authorities.

Zin-Oron area - In 2016, the Southern District Committee for Planning and Construction approved a detailed site plan for mining phosphates in the Zin‑Oron area (the Plan). The Plan, which covers an area of about 350 square kilometers, will permit the continued mining of phosphate located in the Zin valley and in the Oron valley for a period of 25 years or until the exhaustion of the raw material – whichever occurs first, with the possibility of an extension (under the authority of the District Planning Board). In addition, in May 2025, a new mining plan for the northern Oron area, covering approximately 0.3 square kilometers, was approved.

In connection with the approval of the mining plan for the northern Oron area, on June 30, 2025, a petition was filed with the Be'er Sheva District Court objecting to the District Committee for Planning and Construction's approval, alleging material deficiencies in the approval process. The Company submitted its response to the petition in September 2025, and a court hearing was held on January 2026. The proceedings are ongoing.

Rotem's phosphate rock reserves

The Company is promoting a plan to mine phosphates in the Barir field, located in the southern part of the South Zohar deposit in the Negev Desert. In 2015, the National Planning and Building Council (hereinafter – the National Council) approved a Policy Document regarding Mining and Quarrying of Industrial Minerals, which included a recommendation to permit phosphate mining in the South Zohar deposit and to advance a detailed National Outline Plan for the Barir field mining site. According to the recommendation of the National Council, the government’s Housing Cabinet approved the National Outline Plan (hereinafter - NOP 14B).

In 2018, the Minister of Health filed an appeal against the said approval, requiring compliance with the Ministry of Health’s recommendation to conduct a survey regarding the health impact at each site included in NOP 14B. As part of a discussion in the Housing Cabinet regarding the appeal, it was decided, with the consent of the Ministries of Health, Finance and Energy, to remove the appeal and to approve NOP 14B, which was subsequently formally published.

In addition, it was decided to establish a team with representatives from the Treasury, Health, Transportation, Environmental Protection and Energy ministries (hereinafter – The Inter-Ministerial Team), which will present a report to the Housing Cabinet that includes health aspects for NOP 14B.

ICL Group Limited Consolidated Financial Statements 74

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(2)	ICL Rotem (cont'd)

In 2018 and 2019, petitions were submitted to Israel’s Supreme Court by the municipality of Arad and by residents of the Bedouin community in the "Arad Valley" against the National Council, the Government of Israel and ICL Rotem, to revoke the approval of NOP 14B and to order the National Council to discuss the NOP directives, while giving proper weight to the health risk.

In 2020, the Inter-Ministerial Team reached an outline agreement regarding the examination of health aspects of NOP 14B, which, according to the State, constitutes an appropriate response for the review of potential health hazards on which the petitions focus.

In 2021, the Supreme Court decided to reject the petitions following a preliminary decision by the National Planning and Building Council to incorporate the main points of the outline agreement in the provisions of NOP 14B.

At the end of 2021, the Housing Cabinet re-approved the amended NOP 14B, following which the former Minister for Environmental Protection submitted a request for a government review of past decisions prior to promoting the Detailed NOP for the Barir field. In accordance with the decision of the Ministry of the Interior, a deliberation of the matter should have been held by July 2022.

The Company filed a petition with the Israel's Supreme Court on July 9, 2025, against the Israeli Government in the absence of any progress in promoting the detailed NOP for the Barire field. On September 7, 2025, the Government of Israel issued a decision to promote the NOP, rendering the continuation of the legal proceeding in the petition unnecessary. Accordingly, the petition was withdrawn by mutual consent.

In September 2025, the Municipality of Arad filed a petition against the Government of Israel and the Company, seeking to revoke the government’s decision and requesting an interim order to halt its advancement. On October 15, 2025, the Supreme Court rejected the request for an interim order and instructed the respondents to submit their response to the petition. On December 15, 2025, the Company submitted its response to the petition.

According to the Company's assessment, the estimated useful life of Rotem's phosphate rock reserves, suited for its specialty products, in its existing mining areas is limited. The Company is making efforts to promote suitable alternatives for additional resources that will secure its future phosphate operations at ICL Rotem. As part of these efforts, the Company continues to advance several pilot development projects. Some of which have been successful in adapting the usage of different grade types of phosphate rock for the Company’s products as part of an effort to utilize and increase existing phosphate reserves. In addition, it is working to advance future mining of phosphate rock in other areas, subject to permits and approvals.

ICL Group Limited Consolidated Financial Statements 75

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(2)	ICL Rotem (cont'd)

The Company estimates that it is more likely than not that it will be able to continue its phosphate operations at ICL Rotem by obtaining the required additional resources within a time frame that is not expected to materially affect the Company's results. Nevertheless, there is no certainty regarding the extent of future phosphate rock resources in other areas, or that the Company will succeed in obtaining the required approvals and permits for them, and, even if they are granted, the timing at which they will be received. Also, there is no certainty that the development of pilot projects will succeed in utilizing and increasing existing phosphate reserves or that they will be economically viable. Failure to obtain the additional resources, or a significant delay in obtaining them, may lead to discontinued production at Rotem, and, as a result, to a material impact on the Company's business, financial position and results of operations.

Other regulations

•
Emission Permit - In January 2024, a new emission permit was issued to ICL Rotem under the Israeli Clean Air Act (hereinafter - the Law) valid until January 2031. The Company is in active discussions with Israel’s Ministry of Environmental Protection (MoEP) to assure adherence to all conditions outlined in the permit, including those specified in an administrative order under Section 45 of the Law, and to achieve satisfactory resolutions to notable timeline execution challenges for a limited number of projects.

•	Phosphogypsum storage - In 2021, a new Urban Building Plan was approved (the 2021 plan), the main objectives of which are to regulate areas for phosphogypsum storage reservoirs.

Regarding the phosphogypsum waste ponds, under the 2021 plan, Pond 5, which has been operational since 2018, is permitted for use until the end of its expected operational life, currently expected in 2027. On December 14, 2025, following an extended regulatory process, the District Committee for Planning approved the validation of the reuse plan for Pond 4, subject to the fulfillment of certain conditions (the - Plan). The Plan was published on December 18, 2025, and came into force on January 1, 2026. In parallel, in order to ensure a storage solution at the end of Pond 4’s operational life in 2030, the Company is advancing a plan to establish Pond 6 in accordance with understandings reached with certain authorities.

On December 31, 2025, petitions were filed with the Supreme Court and the District Court in Israel by private parties against the approval of the Plan and its conditions. Alongside the petitions, the applicants submitted applications for interim injunctions to suspend the enforcement of the Plan. These applications were rejected by both the Supreme Court and the District Court.

ICL Group Limited Consolidated Financial Statements 76

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(3)	ICL Iberia – a subsidiary in Spain

ICL Iberia was granted mining rights under Spanish government legislation enacted in 1973, along with its accompanying regulations. Pursuant to the special mining regulations, ICL Iberia received individual licenses for each of the 126 different sites relevant to its current and future mining operations. Some of these licenses are valid until 2037, while the remainder are effective through 2067.

ICL Iberia operates a potash production center in Suria, which requires, among other things, both an environmental mining license and an urban license. Up to 2020, ICL Iberia operated two potash production centers in Suria and Sallent. However, as part of an efficiency plan, the Company consolidated its activities into one site by expanding the Suria production site and discontinuing potash production at the Sallent site.

ICL Iberia holds both an urban license for the Suria site and an environmental mining license that complies with updated environmental protection regulations in Spain (Autoritzacio Substantive). In 2021, ICL Iberia was granted an updated environmental mining license, an Environmental Impact Assessment, and new urban permits, which together support increased processing volumes and expanded salt piling capacity at Suria.

In 2022, an Urban Master Plan (PDU) was approved, modifying the urban qualification of the area and increasing the permitted height of the salt pile, thereby enabling the accumulation of an additional approximately 10 million tonnes of salt. This additional capacity is expected to support salt piling in the coming years until the implementation of a new collector system for salt removal. For further details, see Note 18(A)(3).

In July 2024, the Urban development Plan was approved, and the Environmental Impact Assessment was issued on March 4, 2025, followed by Final Mining Approval on June 6, 2025. The final operating license was granted on November 6, 2025, allowing the initiation of construction for the extension, as well as the piling of part of the salt in the existing Salt deposit.

(4)	United Kingdom

A.
ICL Boulby, ICL's subsidiary in the UK, holds onshore and offshore mineral leases and licenses that allow for the extraction of various minerals, along with numerous easements and rights of way from private landowners. The offshore mineral field is leased from The Crown Estate on a production royalty basis and includes provisions for the exploration and exploitation of all targeted and known polyhalite and salt mineral resources of interest to ICL Boulby.

ICL Boulby has been actively engaged in negotiations with the private property owners and in 2025 secured the renewal of two existing lease agreements. The renewal of the remaining leases has been referred to the High Court of Justice in London for a decision regarding the applicable calculation mechanism for the lease fees payable. The Company estimates that the proceedings will be concluded in the first half of 2026. In addition to the leases subject to court proceedings, ICL Boulby also holds 15 active leases with expiration dates ranging from 2026 to 2073.

ICL Group Limited Consolidated Financial Statements 77

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

B.	Concessions (cont'd)

(4)	United Kingdom (cont'd)

A.	(cont'd)

Historically, lease renewals have not posed significant challenges. ICL Boulby believes that all land and mineral leases will be renewed as required and expects to obtain all necessary government approvals and permits for the continued exploitation of all targeted mineral resources.

In 2022, the North York Moor National Planning Authorities (hereinafter - NYMNPA) granted planning permission for the extraction of polyhalite and salt through 2048. As part of the approval, ICL Boulby was required to submit management plans for NYMNPA's approval. As of the reporting date, all required plans are completed and approved.

Regarding mining royalties, ICL Boulby pays royalties at a rate of 2.1%, which amounted to about $1.5 million in 2025

B.
A UK subsidiary within the Growing Solutions segment (hereinafter – Everris Limited) owns peat mines in the UK (Creca, Nutberry, and Douglas Water). Peat is used as a component in the production of professional growing media. The extraction permits for Creca site are valid until the end of 2051, and the site is currently operational. However, mining activity at the Nutberry and Douglas Water sites ceased in 2024, following the expiration of their respective permits. Restoration activities at these sites have commenced and are currently ongoing.

(5)	YPH - China

Mining Concessions

YPH, ICL's subsidiary in China, which is equally owned with Yunnan Yuntianhua Corporation Ltd. ("YYTH"), holds a phosphate mining license that was issued in 2015 by the Division of Land and Resources of the Yunnan district in China for the Haikou Mine (hereinafter – Haikou) which is valid until January 2043.

Natural Resources Royalties

With respect to the mining rights, in accordance with China "Natural Resources Tax Law", YPH pays royalties of 8% on the selling price based on the market price of the rock prior to its processing. The total royalties paid in 2025 were about $4.4 million.

ICL Group Limited Consolidated Financial Statements 78

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities

(1)	Ecology

A.
In June 2022, an unexpected flow of brine was discovered above ground at the outskirts of an alluvial fan area, which, according to initial assessment by the Company, appears to have resulted from a combination of seepage from the feeder canal of ICL Dead Sea’s pumping station P-9 (hereinafter - P-9) and unique ground conditions, which, according to the Company's estimation, does not exceed the approved design specifications of P-9. The Company installed sealing sheets over an approximately 2km long section of the 15km feeder canal in the area of the fan, according to the instruction of Israel's Nature and Parks Authority. The Company is in discussions with the MoEP regarding the implementation of the remaining corrective requirements.

Following the event, a hearing process was held during which the District Manager of the Ministry of Environmental Protection (MoEP) recommended to open an investigation by the Green Police. To the best of the Company’s knowledge, the Green Police initiated an investigation, the results of which cannot be estimated.

B.
In 2017, the Israeli Water Law was amended, according to which saline water of the kind produced for Dead Sea plants by the Company's own water drilling is charged with water fees. In October 2021, following the Company’s objection to the imposition of water fees for drilling within the concession area, the Water Authority informed the Company that such fees would not apply. This decision was based on the legal opinion issued by the Israeli Ministry of Justice (the Opinion), according to which the royalties arrangement established in the Dead Sea Concession Law, 5771-1961, constitutes the exclusive legal framework for payment in connection with water extraction in the concession area, and that imposing additional water fees beyond the royalties is not legally permissible. In September 2022, two petitions were filed with the Supreme Court of Israel by certain non-profit organizations against the Water Authority, Israel’s Attorney General, the Ministry of Justice, Mekorot Water Company Ltd. and the Company.

The petitioners requested that the Court rule that the Opinion was incorrect and that, accordingly, the Company should be obligated to pay water fees for saline water extracted from wells within the concession area, in addition to royalties, retroactively from 2018. On December 3 ,2025, the Supreme Court rendered its ruling, accepting the petitions and determining that the Company is obligated to pay water fees retroactively from 2018. As a result, the Company recorded a provision in the amount of $94 million, of which $80 million relates to prior years. Subsequently, on December 18, 2025, the Company filed a motion for a further hearing before the Supreme Court.

ICL Group Limited Consolidated Financial Statements 79

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(1)	Ecology (cont'd)

C.
In 2021, a decision was rendered by the Israel Water Authority, despite the Company's objection, that the Company's status should be changed to a "Consumer-Producer", as defined in the Water Law, commencing with the Water Authority's production license, issued to the Company for 2021. In December 2023, after the Company’s appeal was rejected by the Water Court, the Company appealed against this decision to the Supreme Court. Following the Israel Water Authority's response to the appeal, a hearing was set for March 2026. The Company has made sufficient provision in its financial statements.

Concurrently, in 2022, the Movement for the Quality of Government in Israel (MQG) filed an appeal requesting that the Water Court compel the Water Authority to apply the Company's reclassification retroactively to 2018. In January 2024, the Water Court accepted the Company's request to postpone the proceedings on MQG's appeal until a final ruling is issued by the Supreme Court regarding the Company’s own appeal concerning its “Consumer-Producer” classification. The assessment of the Company is that it is more likely than not that the appeal filed by MQG will be rejected.

D.
In 2020, an application for a class action (the Application) was filed in the Beer Sheva District Court in Israel against the Company, the Company's subsidiary, ICL Rotem, and certain of the Company's present and past officeholders, by a number of local residents in the Arava region in the south of Israel (hereinafter – the Applicants). The Applicants claim that discharge, leakage and seepage of wastewater from ICL's Zin site allegedly caused various environmental hazards to the Zin stream, which resulted in damage to various groups in Israel’s population, including: the Israeli public as the Zin stream property owners; those who avoided visiting Zin stream due to the environmental hazards; visitors of Zin stream who were exposed to the aforementioned hazards and the residents of the area near Zin stream who were affected by the hazards. Accordingly, the Applicants request several remedies, including restitution and compensation for the damage that they claim was caused to the various groups in a minimum amount of NIS 3 billion (approximately $933 million), the majority of which relates to compensation for claimed consequential damages.

In November 2022, the parties signed a procedural arrangement to resort to a mediation process in an attempt to settle the dispute outside of court. The Nature and Parks Authority (hereafter - NPA), which was not a party to the original application, also signed the agreement, and by virtue of it, it joined the Application and the mediation process. As a result, all proceedings before the court, including requests for temporary relief, were suspended. As part of the procedural arrangement, the transfer of approximately 5.5 million NIS from the Company to NPA was approved to fund the NPA’s palm trees rescue operations at Neot Zin and Akrabim for the years 2022-2026.

The Company rejects all the said allegations. Considering the preliminary stage of the proceeding and the lack of precedents for such cases in Israel, including the related insurance aspects, and in light of the transition to a mediation procedure, it is difficult to estimate its outcome. No provision has been recorded in the Company's financial statements.

ICL Group Limited Consolidated Financial Statements 80

Notes to the Consolidated Financial Statements as of December 31, 2025

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

F.
In 2018, an application for certification of a claim as a class action was filed with the Be’er Sheva District Court by two groups: the first class constituting the entire public of the State of Israel and the second-class constituting visitors to the Bokek stream and the Dead Sea (hereinafter – the Applicants), against the Company’s subsidiaries, ICL Rotem and Periclase Dead Sea Ltd. (hereinafter – the Respondents).

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

In April 2022, the Be'er Sheva District Court dismissed the application on the grounds of statute of limitations and property rights. In October 2023, Israel's Supreme Court ruled on the appeal, dismissing the plaintiffs' claim regarding property rights, and accordingly, dismissing the application for certification on behalf of the entire public of the State of Israel, yet accepted the appeal with regards to the statute of limitations claim, and ruled that application for certification is approved for a limited class consisting of visitors to the Bokek stream. In accordance with this ruling, the application for certification, limited to this group, will be reviewed by the District Court.

ICL Group Limited Consolidated Financial Statements 81

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(1)	Ecology (cont'd)

F.	(cont'd)

With the renewal of the proceedings in the District Court, the plaintiffs filled a request for interim relief regarding the restoration of the Bokek stream to which the Court ordered the State to respond. In September 2024, the State filed its response to the motions for temporary relief measures. According to the response, a distinction must be made between the question of responsibility and the question of how the remedies for formulating the rehabilitation solutions are being carried out, with the latter not being under the Court’s jurisdiction but rather in the hands of the State’s certified parties. Regarding the question of responsibility, the State supports the plaintiff’s position.

In addition, in September 2024, the parties reached a deliberative arrangement by which the parties will pursue an agreed mechanism for the improvement of the water flow in the reserve.

Since the judgement of the Supreme Court mainly addressed preliminary questions, without discussion of the Respondent's responsibility or the amount of damages, and even explicitly stated that certain questions remained open in the judgment of the District Court and were not decided by the Supreme Court, it is difficult to estimate the proceeding’s outcome. No provision has been recorded in the Company's financial statements.

G.
In 2015, a request for certification of a claim as a class action was filed with the Tel Aviv-Jaffa District Court against eleven defendants, including the subsidiary Fertilizers and Chemical Ltd., in respect of claims relating to air pollution in Haifa Bay and the alleged harm caused to its residents. The amount of the claim was about NIS 13.4 billion (around $4.2 billion). On January 13, 2026, the court rejected the request for class action certification, stating, among other things, that the petitioners have not proven the existence of excessive air pollution in Haifa Bay caused by the respondents nor the causal link to the alleged damages. The court awarded costs in favor of all defendants in the amount of NIS 1 million.

(2)	Increase in the level of the evaporation pond in Sodom (hereinafter – Pond 5)

Minerals from the Dead Sea are extracted through a solar evaporation process, during which salt precipitates and accumulates on the bed of Pond 5, located at one of DSW's sites. The process results in the formation of a salt layer of approximately 15 million cubic meters per year. Maintaining the required brine volume in Pond 5 is essential for the continued production of raw materials. A failure to preserve a constant brine volume could lead to a reduction in production capacity.

In addition, an increase in the water level of Pond 5 above a certain threshold may cause structural damage to the foundations of hotel buildings located near the shoreline, the Neve Zohar settlement, and other infrastructure situated along the western edge of Pond 5. Construction of the hotel-adjacent section has been completed, and work in the intermediate area between hotel complexes, led by the Dead Sea Preservation Government Company Ltd., is near completion.

ICL Group Limited Consolidated Financial Statements 82

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(2)	Pond 5 (cont'd)

Maintaining the water level at or below 15.1 meters — the level reached at the end of 2021 — was achieved through a joint project by the Dead Sea Preservation Government Company Ltd. and DSW (which funded 39.5% of the project's cost). This project involved constructing coastal defenses, including raising the dyke along the western beachfront adjacent to the hotels and installing a subterranean water-lowering system. Construction of the hotel-adjacent section has been completed, and work in the intermediate area between hotel complexes, led by the Dead Sea Preservation Government Company Ltd., is nearing completion.

Since 2022, brine volume in Pond 5 has been maintained through the Salt Harvesting Project (the "Permanent Solution"), approved by the National Infrastructures Committee and the Israeli Government. The project includes the construction of the P-9 pumping station. As of the reporting date, the water level of Pond 5 has not exceeded the maximum permitted height (15.1 meters).

The Permanent Solution, agreed upon with the Israeli Government in 2012, is intended to regulate the water level of Pond 5 through ongoing salt harvesting and transfer of the salt to the Northern Basin of the Dead Sea, and is designed to remain in effect until the end of the current concession period in 2030. According to the agreement, the planning and execution of the Permanent Solution will be performed through the Salt Harvesting Project by DSW. It also stipulates that, from January 1, 2017, the water level in the pond must not exceed 15.1 meters. Nevertheless, in the event of material delays resulting from exceptional planning requirements or judicial decisions – and provided the Company has not violated its obligations – the Company may request to temporarily exceed the permitted water level.

The Company and the State of Israel bear 80% and 20%, respectively, of the cost of the Permanent Solution. However, the State's share will not exceed NIS 1.4 billion. For further information, see 18(1) above.

(3)
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

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 18 - Commitments, Concessions and Contingent Liabilities (cont'd)

C.	Contingent liabilities (cont'd)

(3)	(cont'd)

In January 2021, IBM filed a request for dismissal including the deletion of the remedies claimed by the Company arising from the termination of the agreement between the parties, which was rejected by the Court in March 2022. In August 2021, the Company filed a request to delete IBM's statements of claim, on the grounds that IBM acted in order to delay, burden and disrupt a professional expert's work, and thus to impair the documents discovery process. In March 2022, the Court rejected the request.

In September 2024, a concluding pre-trial hearing was held in which it was decided, among other things, to appoint an expert on behalf of the court. In February 2025, the Court notified that it was considering appointing an expert on its behalf and determined that the parties should submit a joint statement by March 2025, which will include the expert's response to the agreed list of questions.

In March 2025, the parties notified the Court of their agreement to enter into a mediation process in an effort to resolve the disputes between them. As of the reporting date, the mediation process is ongoing.

Considering the complexity of the claims and in light of the transition to a mediation procedure, it is difficult to estimate the outcome. Nevertheless, the Company believes it is more likely than not that IBM's claims in its counterclaim will be rejected.

(4)
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

ICL Group Limited Consolidated Financial Statements 84

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 19 – Equity

A.	Composition:

As of December 31, 2025		As of December 31, 2024
Authorized	Issued and paid	Authorized	Issued and paid

Number of ordinary shares of Israeli Shekel 1 par value (in millions)	1,485	1,315	1,485	1,315

Number of Special State shares of Israeli Shekel 1 par value	1	1	1	1

(*) For information regarding the amount of treasury shares, see Note 19.G.

The reconciliation of the number of shares outstanding at the beginning and end of the year is as follows:

Number of Outstanding Shares (in millions)

As of January 1, 2024	1,314
Issuance of shares	1
As of December 31, 2024	1,315
Issuance of shares	-
As of December 31, 2025	1,315

ICL Group Limited Consolidated Financial Statements 85

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 19 – Equity (Cont'd)

B.	Rights conferred by the shares

(1)
The ordinary shares grant their holders voting rights in General Meetings of the Company, the right to participate in shareholders’ meetings, the right to receive dividends, and the right to a share in excess assets upon liquidation of ICL.

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

In 2018, an inter-ministerial team was established, led by the Ministry of Finance, with the purpose of regulating the authority and oversight concerning the Special State Share, as well as reducing the regulatory burden. In January 2019, the team's work was suspended. The Company is unable to estimate if or when the team's work will resume, or its potential impact.

ICL Group Limited Consolidated Financial Statements 86

Notes to the Consolidated Financial Statements as of December 31, 2025

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
				Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date	February 14, 2024
June 20, 2017	Officers and senior employees	6,868				June 20, 2024
August 2, 2017	Former chairman of BOD	165
March 6, 2018	Officers and senior employees	5,554				March 6, 2025
May 14, 2018	CEO	385				May 14, 2025
August 20, 2018	Former chairman of BOD	403				August 20, 2025
April 15, 2019	Officers and senior manager	13,242			2 equal tranches: (1) half at the end of 24 months after the grant date. (2) half at the end of 36 months after the grant date.	5 years after the grant date
June 27, 2019	CEO	3,512
May 29, 2019 *	Chairman of BOD	2,169
June 30, 2021	Senior employees	647
February 8, 2022	Senior employees	9,294			3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date
March 30, 2022	CEO	1,941
March 30, 2022	Chairman of BOD	1,055
February 14, 2023	Senior managers	461
April 4, 2024	Officers and senior managers	12,333
March 6, 2025	Chairman of BOD	1,974
March 13, 2025	CEO	2,309
April 1, 2025	Senior manager	739
May 1, 2025	Senior manager	473
July 6, 2025	Certain officers and senior managers	3,204
December 7, 2025	Senior executive	417
January 4, 2026	Senior executive	946

*	The options were issued upon Mr. Doppelt's entry into office on July 1, 2019.

ICL Group Limited Consolidated Financial Statements 87

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 19 – Equity (cont'd)

C.	Share-based payments (cont'd)

1.	Non-marketable options (cont'd)

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

The fair value of all other options was estimated using the Black & Scholes model for pricing options. The parameters used in applying the models are as follows:

2014 Plan
Granted 2017	Granted 2018	Granted 2019	Granted 2021	Granted 2022	Granted 2023	Granted 2024	Granted 2025

Share price (in $)	4.5	4.4	5.4	6.8	10.0	7.7	5.1	6.3
CPI-linked exercise price (in $)	4.3	4.3	5.3	7.1	10.1	7.6	5.1	6.2
Expected volatility:
First tranche	31.88%	28.86%	27.85%	31.70%	31.80%	35.84%	32.20%	32.19%
Second tranche	31.88%	28.86%	27.85%	31.70%	30.88%	34.15%	32.26%	33.27%
Third tranche	31.88%	28.86%	-	-	30.52%	33.77%	32.62%	33.24%
Expected life of options (in years):
First tranche	7.0	7.0	4.4	4.4	3.2	3.1	3.1	3.0
Second tranche	7.0	7.0	4.4	4.4	3.8	3.7	3.7	3.4
Third tranche	7.0	7.0	-	-	4.0	3.9	3.9	3.5
Risk-free interest rate:
First tranche	0.37%	0.03%	(0.67)%	0.43%	(1.46)%	1.49%	2.09%	2.38%
Second tranche	0.37%	0.03%	(0.67)%	0.43%	(1.29)%	1.43%	2.17%	2.38%
Third tranche	0.37%	0.03%	-	-	(1.21)%	1.43%	2.17%	2.38%
Fair value (in $ millions)	11.3	8.8	7.5	0.6	24.9	0.9	15.4	15.5
Weighted average grant date fair value per option (in $)	1.58	1.4	1.2	1.33	2.02	1.97	1.25	1.7

ICL Group Limited Consolidated Financial Statements 88

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 19 – Equity (cont'd)

C.	Share-based payments (cont'd)

1.	Non-marketable options (cont'd)

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

The cost of the benefit embedded in the options and shares from the amended 2014 Equity Compensation Plan is recognized in the statement of income over the vesting period of each portion. Accordingly, in 2025, 2024, and 2023, the Company recorded expenses of $12 million, $10 million and $7 million, respectively.

The movement in the options is as follows:

Number of options (in millions)

Balance as of January 1, 2024	14
Movement in 2024:
Granted during the year	12
Exercised during the year	(3)
Total options outstanding as of December 31, 2024	23
Movement in 2025:
Granted during the year	9
Forfeited during the year	(1)
Exercised during the year	(1)
Total options outstanding as of December 31, 2025	30

ICL Group Limited Consolidated Financial Statements 89

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 19 – Equity (cont'd)

C.	Share-based payments (cont'd)

1.	Non-marketable options (cont'd)

The exercise prices for options outstanding at the beginning and end of each period are as follows (in US dollar):

December 31, 2025	December 31, 2024	December 31, 2023

Granted in 2017	-	-	2.79
Granted in 2018	-	2.77	2.70
Granted in 2019	-	-	4.27
Granted in 2021	6.36	5.60	5.64
Granted in 2022	9.84	8.60	8.56
Granted in 2023	8.27	7.23	7.23
Granted in 2024	5.87	5.17	-
Granted in 2025	6.90	-	-

The number of outstanding vested options at the end of each period and the weighted average of the exercise price for these options are as follows (*):

December 31, 2025	December 31, 2024	December 31, 2023

Number of options exercisable (in Millions)	14	8	7
Weighted average exercise price in Israeli Shekel	28.23	30.36	22.57
Weighted average exercise price in US dollar	8.85	8.33	6.22

(*) The share price as of December 31, 2025, is NIS 18.30 (approximately $5.74).

The range of exercise prices for the options outstanding vested at the end of each period is as follows:

December 31, 2025	December 31, 2024	December 31, 2023

Range of exercise price in Israeli Shekel	18.71-31.39	10.12-31.38	9.46-34.30
Range of exercise price in US Dollar	5.87-9.84	2.77-8.60	2.70-9.81

The average remaining contractual life expectancy for the outstanding vested options at the end of each period is as follows:

December 31, 2025	December 31, 2024	December 31, 2023

Average remaining contractual life	2.76	3.24	2.59

ICL Group Limited Consolidated Financial Statements 90

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 19 – Equity (cont’d)

D.	Dividends distributed to the Company's Shareholders

Date of dividend distribution by the Board of Directors	Actual date of dividend distribution	Gross dividend distributed ($ millions)	Dividend per share (in $)

February 14, 2023	March 15, 2023	178	0.14
May 9, 2023	June 14, 2023	146	0.11
August 8, 2023	September 13, 2023	82	0.06
November 7, 2023	December 20, 2023	68	0.05
Total 2023		474	0.36
February 26, 2024	March 26, 2024	61	0.05
May 8, 2024	June 20, 2024	59	0.05
August 12, 2024	September 18, 2024	63	0.05
November 10, 2024	December 18, 2024	68	0.05
Total 2024		251	0.20
February 25, 2025	March 25, 2025	52	0.04
May 18, 2025	June 18, 2025	55	0.04
August 5, 2025	September 17, 2025	55	0.04
November 11, 2025	December 17, 2025	62	0.05
Total 2025		224	0.17
February 17, 2026*	March 25, 2026	60	0.05

(*) The record date is March 10, 2026, and the payment date is March 25, 2026.

E.	Cumulative translation adjustment

The translation reserve includes all translation differences arising from translation of foreign operations’ financial statements.

F.	Capital reserves

The capital reserves include expenses for share‑based compensation to employees against a corresponding increase in equity (See item C above) and change in investment at fair value through other comprehensive income.

G.	Treasury shares

In 2008 and 2009, the Group acquired 22.4 million shares under a share purchase plan for a total consideration of approximately $258 million. As of the reporting date, the Group holds approximately 24.5 million shares.

ICL Group Limited Consolidated Financial Statements 91

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 20 - Details of Income Statement Items

For the year ended December 31
2025	2024	2023
$ millions	$ millions	$ millions

Sales	7,153	6,841	7,536
Cost of sales
Materials consumed	2,661	2,341	2,547
Cost of labor	961	906	875
Energy and fuel	454	356	402
Depreciation and amortization	516	506	450
Other	375	476	591
	4,967	4,585	4,865

For the year ended December 31
2025	2024	2023
$ millions	$ millions	$ millions

Selling, transport and marketing expenses
Land and Marine transportation	700	722	714
Cost of labor	202	185	176
Other	212	207	203
	1,114	1,114	1,093
General and administrative expenses
Cost of labor	183	155	147
Professional Services	49	44	43
Other	67	60	70
	299	259	260
Research and development expenses
Cost of labor	56	52	56
Other	14	17	15
	70	69	71

ICL Group Limited Consolidated Financial Statements 92

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 20 - Details of Income Statement Items (cont’d)

For the year ended December 31
2025	2024	2023
$ millions	$ millions	$ millions

Other income
Contingent consideration	10	3	8
Legal claims	4	-	2
Rental Income	4	3	3
Insurance and energy tax refunds	5	3	2
Capital gain and profit from divestment	-	2	1
Employees benefits	-	2	-
Other	15	8	6
Other income recorded in the income statements	38	21	22

Other expenses
Impairment, site closure, restoration costs and efficiency plan	139	24	45
Doubtful debts	15	14	2
Financial instrument at fair value	-	9	65
Provision for legal claims	-	4	1
Other	7	9	15
Other expenses recorded in the income statements	161	60	128

ICL Group Limited Consolidated Financial Statements 93

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 20 - Details of Income Statement Items (cont’d)

For the year ended December 31
2025	2024	2023
$ millions	$ millions	$ millions

Financing income and expenses
Financing income:
Net gain from changes in exchange rates	-	-	37
Financing income in relation to employee benefits	-	1	7
Interest income from banks and others	37	40	47
Net gain from change in fair value of derivative designated as economic hedge	70	-	-
Net gain from change in fair value of derivative designated as cash flow hedge	52	-	-
	159	41	91
Financing expenses:
Net loss from change in fair value of derivative designated as economic hedge	-	3	54
Net loss from change in fair value of derivative designated as cash flow hedge	-	10	25
Interest expenses to banks and others	156	153	167
Financing expenses in relation to employees' benefits	28	13	13
Banks and finance institutions commissions (mainly commission on early repayment of loans)	7	5	7
Net loss from changes in exchange rates	115	4	-
Financing expenses	306	188	266
Net of borrowing costs capitalized	8	7	7
	298	181	259

Net financing expenses recorded in the income statements	139	140	168

ICL Group Limited Consolidated Financial Statements 94

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 21 - Financial Instruments and Risk Management

A.	General

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

The Company regularly monitors its exposure and the extent of hedging transactions related to the various risks described below. Hedging activities are carried out in accordance with the Company's hedging policy, based on actual developments and market expectations.

ICL Group Limited Consolidated Financial Statements 95

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 21 - Financial Instruments and Risk Management (cont'd)

B.	Groups and measurement bases of financial assets and financial liabilities

As of December 31, 2025
Financial assets		Financial liabilities
Measured at fair value through the statement of income	Measured at amortized cost	Measured at fair value through the statement of income	Measured at amortized cost
$ millions

Current assets
Cash and cash equivalents	-	291	-	-
Short-term investments and deposits	-	205	-	-
Trade receivables	-	1,365	-	-
Other receivables	-	49	-	-
Foreign currency derivative designated as economic hedge	22	-	-	-
Foreign currency and interest derivative instruments designated as cash flow hedge	21	-	-	-
Non-current assets
Foreign currency and interest derivative instruments designated as cash flow hedge	53	-	-	-
Other non-current assets	-	19	-	-
Total financial assets	96	1,929	-	-
Current liabilities
Short-term debt	-	-	-	(876)
Trade payables	-	-	-	(1,157)
Other current liabilities	-	-	-	(161)
Foreign currency derivative designated as economic hedge	-	-	(1)	-
Foreign currency and interest derivative instruments designated as cash flow hedge	-	-	(3)	-
Non-current liabilities
Long-term debt and debentures	-	-	-	(1,880)
Foreign currency and interest derivative instruments designated as cash flow hedge	-	-	-	-
Other non-current liabilities	-	-	-	(33)
Total financial liabilities	-	-	(4)	(4,107)
Total financial instruments, net	96	1,929	(4)	(4,107)

ICL Group Limited Consolidated Financial Statements 96

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 21 - Financial Instruments and Risk Management (cont'd)

B.	Groups and measurement bases of financial assets and financial liabilities (cont'd)

As of December 31, 2024
Financial assets		Financial liabilities
Measured at fair value through the statement of income	Measured at amortized cost	Measured at fair value through the statement of income	Measured at amortized cost
$ millions

Current assets
Cash and cash equivalents	-	327	-	-
Short-term investments and deposits	-	115	-	-
Trade receivables	-	1,260	-	-
Other receivables	-	33	-	-
Foreign currency derivative designated as economic hedge	12	-	-	-
Foreign currency and interest derivative instruments designated as cash flow hedge	4	-	-	-
Non-current assets
Foreign currency and interest derivative instruments designated as cash flow hedge	3	-	-	-
Other non-current assets	-	20	-	-
Total financial assets	19	1,755	-	-
Current liabilities
Short term debt	-	-	-	(384)
Trade payables	-	-	-	(1,002)
Other current liabilities	-	-	-	(156)
Foreign currency derivative designated as economic hedge	-	-	(11)	-
Foreign currency and interest derivative instruments designated as cash flow hedge	-	-	(3)	-
Non-current liabilities
Long-term debt and debentures	-	-	-	(1,909)
Foreign currency and interest derivative instruments designated as cash flow hedge	-	-	(4)	-
Other non-current liabilities	-	-	-	(41)
Total financial liabilities	-	-	(18)	(3,492)
Total financial instruments, net	19	1,755	(18)	(3,492)

ICL Group Limited Consolidated Financial Statements 97

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 21 - Financial Instruments and Risk Management (cont'd)

C.	Credit risk

(1)	General

(a)	Customer credit risks

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

The use of an insurance company as aforementioned ensures that the credit risk is managed professionally and objectively by an expert external party and transfers most of the credit risk to third parties. Nevertheless, the common deductible in credit insurance is 10% (even higher in a small number of cases) thus the Company is still exposed to part of the risk, out of the total

In addition, the Company has an additional deductible cumulative annual amount of approximately $6 million through a wholly‑owned captive reinsurance company.

Most of the Company’s customers have been trading with the Company for many years and only rarely have credit losses been incurred by the Company. The financial statements include specific allowance for doubtful debts that appropriately reflect, in Management’s opinion, the credit loss in respect of accounts receivable which are considered doubtful.

(b) Credit risks in respect of deposits

The Company deposits its balance of liquid financial assets in bank deposits and in securities. All the deposits are with a diversified group of leading banks, preferably with banks that provide loans to the Company.

ICL Group Limited Consolidated Financial Statements 98

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 21 - Financial Instruments and Risk Management (cont'd)

C.	Credit risk (cont'd)

(2)	Maximum Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

As of December 31
Carrying amount ($ millions)
2025	2024

Cash and cash equivalents	291	327
Short-term investments and deposits	205	115
Trade receivables	1,365	1,260
Other receivables	49	33
Derivatives	96	19
Other non-current assets	19	20
	2,025	1,774

The maximum exposure to credit risk for trade receivables, at the reporting date by geographic region was:

As of December 31
Carrying amount ($ millions)
2025	2024

South America	413	390
Europe	341	310
Asia	311	278
North America	189	187
Israel	89	75
Other	22	20
	1,365	1,260

(3)	Aging of debts and impairment losses

The aging of trade receivables at the reporting date was:

As of December 31
2025		2024
Gross	Impairment	Gross	Impairment
$ millions	$ millions	$ millions	$ millions

Not past due	1,246	(4)	1,150	1
Past due up to 3 months	88	(1)	79	(1)
Past due 3 to 12 months	25	(6)	35	(5)
Past due over 12 months	44	(27)	22	(21)
	1,403	(38)	1,286	(26)

ICL Group Limited Consolidated Financial Statements 99

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 21 - Financial Instruments and Risk Management (cont'd)

C.	Credit risk (cont'd)

(3)	Aging of debts and impairment losses (cont'd)

The movement in the allowance for doubtful accounts during the year was as follows:

2025	2024
$ millions	$ millions

Balance as of January 1	26	13
Additional allowance	10	16
Changes due to translation differences	2	(3)
Balance as of December 31	38	26

D.	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to timely meet its liabilities, under both normal and stressed conditions, without incurring unwanted losses.

The Company manages the liquidity risk by holding cash balances, short-term deposits and secured bank credit facilities.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

As of December 31, 2025
Carrying amount	12 months or less	1-2 years	3-5 years	More than 5 years
$ millions

Non-derivative financial liabilities
Short-term debt (not including current maturities)	439	459	-	-	-
Trade payables	1,157	1,157	-	-	-
Other current liabilities	161	161	-	-	-
Long-term debt, debentures and others	2,319	521	294	881	1,467
	4,076	2,298	294	881	1,467
Financial liabilities – derivative instruments
Foreign currency and interest derivative designated as economic hedge	1	1	-	-	-
Foreign currency and interest derivative designated as cash flow hedge	3	3	-	-	-
	4	4	-	-	-

ICL Group Limited Consolidated Financial Statements 100

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 21 - Financial Instruments and Risk Management (cont'd)

D.	Liquidity risk (cont'd)

As of December 31, 2024
Carrying amount	12 months or less	1-2 years	3-5 years	More than 5 years
$ millions

Non-derivative financial liabilities
Short-term debt (not including current maturities)	276	282	-	-	-
Trade payables	1,002	1,002	-	-	-
Other current liabilities	156	156	-	-	-
Long-term debt, debentures and others	2,058	185	546	792	1,276
	3,492	1,625	546	792	1,276
Financial liabilities – derivative instruments
Foreign currency and interest derivative designated as economic hedge	11	11	-	-	-
Foreign currency and interest derivative designated as cash flow hedge	7	3	4	-	-
	18	14	4	-	-

E.	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the fair value or future cash flows of a financial instrument.

1.	Interest risk

The Company has loans bearing variable interests and therefore its financial results and cash flows are exposed to fluctuations in the market interest rates.

From time to time, the Company uses financial instruments including derivatives in order to hedge this exposure. The Company uses interest rate swaps and cross currency swaps contracts mainly in order to reduce the exposure to cash flow risk in respect of changes in interest rates.

ICL Group Limited Consolidated Financial Statements 101

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 21 - Financial Instruments and Risk Management (cont'd)

E.	Market risk (cont'd)

1.	Interest risk (cont'd)

(a)	Interest Rate Profile

Set forth below are details regarding the type of interest on the Company’s non-derivative interest‑bearing financial instruments:

As of December 31
2025	2024
$ millions	$ millions

Fixed rate instruments
Financial assets	265	387
Financial liabilities	(1,833)	(1,508)
	(1,568)	(1,121)
Variable rate instruments
Financial assets	109	49
Financial liabilities	(930)	(791)
	(821)	(742)

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

(c) Sensitivity analysis for variable rate instruments

The analysis below assumes that all other variables (except for the interest rate), in particular foreign currency rates, remain constant.

As of December 31, 2025
Impact on profit (loss)
Decrease of 1% in interest	Decrease of 0.5% in interest	Increase of 0.5% in interest	Increase of 1% in interest
$ millions

SWAP instruments
Changes in Israeli shekel interest	36.0	18.0	(17.0)	(33.0)

ICL Group Limited Consolidated Financial Statements 102

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 21- Financial Instruments and Risk Management (cont'd)

E.	Market risk (cont'd)

1.	Interest risk (cont'd)

(d)	Terms of derivative financial instruments used to hedge interest risk

As of December 31, 2025
Carrying amount (fair value)	Stated amount	Maturity date	Interest rate range
$ millions	$ millions	Years	%

Israeli shekel
SWAP contracts from fixed ILS interest to fixed USD interest	51	437	2026-2034	2.4%

As of December 31, 2024
Carrying amount (fair value)	Stated amount	Maturity date	Interest rate range
$ millions	$ millions	Years	%

Israeli shekel
SWAP contracts from fixed ILS interest to fixed USD interest	(3)	206	2025-2034	2.4%

2.	Currency risk

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

ICL Group Limited Consolidated Financial Statements 103

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 21- Financial Instruments and Risk Management (cont'd)

E.	Market risk (cont'd)

2.	Currency risk (cont'd)

(a)	Sensitivity analysis

A 10% increase at the rate of the US dollar against the following currencies would have increased (decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

As of December 31,
Impact on profit (loss)
2025	2024
$ millions	$ millions

Non-derivative financial instruments
US dollar/euro	111	(54)
US dollar/Israeli shekel	105	73
US dollar/British pound	(1)	(1)

A 10% decrease of the US dollar against the above currencies as of December 31, 2025, would have the same effect but in the opposite direction.

Presented hereunder is a sensitivity analysis of the Company’s foreign currency derivative instruments. Any change in the exchange rates of the principal currencies shown below would have increased (decreased) profit and loss and equity by the amounts shown below. This analysis assumes that all other variables remain constant.

As of December 31, 2025
Increase 10%	Increase 5%	Decrease 5%	Decrease 10%
$ millions

US dollar/Brazilian real
Forward transactions	4	2	(3)	(5)

US dollar/Israeli shekel
Forward transactions	(67)	(36)	40	83
Forward transactions hedge accounting	(32)	(17)	18	39
Options	(4)	(2)	4	7
SWAP	(44)	(23)	25	54

US dollar/British pound
Options	(1)	-	-	1

Euro/ US dollar
Forward transactions	6	3	(2)	(5)
Options	6	4	(2)	(5)

ICL Group Limited Consolidated Financial Statements 104

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 21 - Financial Instruments and Risk Management (cont'd)

E.	Market risk (cont'd)

2.	Currency risk (cont'd)

(b)	Terms of derivative financial instruments used to reduce foreign currency risk

As of December 31, 2025
Carrying amount	Stated amount	Average
$ millions		exchange rate

Forward contracts
US dollar/Israeli shekel	19	760	3.5
Euro/US dollar	-	95	1.1
US dollar/Brazilian real	1	44	5.6
British pound/euro	(1)	113	1.2
British pound/US dollar	-	11	1.3
Other	-	32	-
Forward contracts hedge accounting
US dollar/Israeli shekel	21	340	3.5
Currency and interest SWAPs
US dollar/Israeli shekel	51	437	3.5
Put options
US dollar/Israeli shekel	2	50	3.5
Euro/US dollar	(2)	57	1.1
US dollar/Japanese yen	-	11	149.7
British pound/US dollar	-	12	1.3
Call options
US dollar/Israeli shekel	-	50	3.5
Euro/US dollar	1	57	1.1
US dollar/Japanese yen	-	11	149.7
British pound/US dollar	-	12	1.3

ICL Group Limited Consolidated Financial Statements 105

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 21 - Financial Instruments and Risk Management (cont'd)

E.	Market risk (cont'd)

2.	Currency risk (cont'd)

(b)	Terms of derivative financial instruments used to reduce foreign currency risk (cont’d)

As of December 31, 2024
Carrying amount	Stated amount	Average exchange rate
$ millions

Forward contracts
US dollar/Israeli shekel	(1)	808	3.7
Euro/US dollar	2	177	1.1
US dollar/Brazilian real	-	18	6.0
British pound/euro	-	115	1.2
British pound/US dollar	-	8	1.2
Euro/Chinese yuan renminbi	-	14	7.7
Other	-	12	-
Forward contracts hedge accounting
US dollar/Israeli shekel	2	320	3.7
Currency and interest SWAPs
US dollar/Israeli shekel	(3)	206	3.7
Put options
US Dollar/Israeli shekel	-	-	3.7
Euro/US dollar	1	40	1.1
US dollar/Japanese yen	-	5	152.0
British pound/US dollar	-	12	1.2
Call options
US dollar/Israeli shekel	-	-	3.7
Euro/US dollar	-	40	1.1
US dollar/Japanese yen	-	5	152.0
British pound/US dollar	-	12	1.2

ICL Group Limited Consolidated Financial Statements 106

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 21 - Financial Instruments and Risk Management (cont'd)

E.	Market risk (cont'd)

2.	Currency risk (cont'd)

(c)	Linkage terms of monetary balances – in millions of dollars

As of December 31, 2025
US dollar	Euro	British pound	Israeli shekel	Brazilian real	Chinese yuan renminbi	Other	Total

Non-derivative instruments:
Cash and cash equivalents	33	81	1	1	62	92	21	291
Short-term investments and deposits	197	1	-	-	-	7	-	205
Trade receivables	576	247	41	49	343	64	45	1,365
Other receivables	5	18	3	8	6	-	9	49
Other non-current assets	8	4	-	-	6	-	1	19
Total financial assets	819	351	45	58	417	163	76	1,929
Short-term debt	331	445	17	68	9	3	3	876
Trade payables	230	238	23	525	60	68	13	1,157
Other current liabilities	30	66	5	33	16	8	3	161
Long-term debt, debentures and others	1,014	330	7	495	9	23	2	1,880
Other non-current liabilities	1	32	-	-	-	-	-	33
Total financial liabilities	1,606	1,111	52	1,121	94	102	21	4,107
Total non-derivative financial instruments, net	(787)	(760)	(7)	(1,063)	323	61	55	(2,178)
Derivative instruments:
Forward transactions	-	95	11	760	44	-	145	1,055
Forward transactions hedge accounting	-	-	-	340	-	-	-	340
Cylinder	-	57	12	50	-	-	11	130
SWAPS – US dollar into Israeli shekel	-	-	-	437	-	-	-	437
Total derivative instruments	-	152	23	1,587	44	-	156	1,962
Net exposure	(787)	(608)	16	524	367	61	211	(216)

ICL Group Limited Consolidated Financial Statements 107

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 21 - Financial Instruments and Risk Management (cont'd)

E.	Market risk (cont'd)

2.	Currency risk (cont'd)

(c)	Linkage terms of monetary balances – in millions of dollars (cont'd)

As of December 31, 2024
US dollar	Euro	British pound	Israeli shekel	Brazilian real	Chinese yuan renminbi	Others	Total

Non-derivative instruments:
Cash and cash equivalents	55	20	9	2	69	151	21	327
Short-term investments and deposits	108	1	-	-	-	6	-	115
Trade receivables	545	224	39	37	297	81	37	1,260
Other receivables	-	18	2	4	5	-	4	33
Other non-current assets	9	5	-	1	5	-	-	20
Total financial assets	717	268	50	44	376	238	62	1,755
Short-term debt	163	148	12	50	6	3	2	384
Trade payables	196	201	24	408	103	61	9	1,002
Other current liabilities	43	52	6	32	13	9	1	156
Long-term debt, debentures and others	802	784	8	275	13	24	3	1,909
Other non-current liabilities	7	33	-	-	-	-	1	41
Total financial liabilities	1,211	1,218	50	765	135	97	16	3,492
Total non-derivative financial instruments, net	(494)	(950)	-	(721)	241	141	46	(1,737)
Derivative instruments:
Forward transactions	-	177	8	808	18	-	141	1,152
Forward transactions hedge accounting	-	-	-	320	-	-	-	320
Cylinder	-	40	12	-	-	-	5	57
SWAPS – US dollar into Israeli shekel	-	-	-	206	-	-	-	206
Total derivative instruments	-	217	20	1,334	18	-	146	1,735
Net exposure	(494)	(733)	20	613	259	141	192	(2)

ICL Group Limited Consolidated Financial Statements 108

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 21 - Financial Instruments and Risk Management (cont'd)

E.	Market risk (cont'd)

3.	Hedge accounting

The Company is exposed to fluctuations in the exchange rates of the Israeli shekel and euro against the dollar, primarily in connection with principal and interest on certain debentures and loans, as well as labor costs, sales and other operating expenses. As part of its risk management strategy, the Company uses derivatives to hedge changes in cash flows deriving from liabilities, labor costs, and other operational costs denominated in Israeli shekels. Hedging is performed from time to time based on the Company's assessment of exposure and inherent risk, in line with its risk management strategy.

Accordingly, the Company has designated certain forward contracts and options transactions as cash flow hedge and applies hedge accounting. These instruments hedge portions of labor costs and other operational costs in Israeli shekel and sales in euro, aiming to mitigate the impact of exchange rate fluctuations on operating income. A 1:1 hedging ratio is applied, with potential ineffectiveness considered negligible due to minor timing mismatches between hedged items and instruments. As of the date of the hedge transaction, the total balance of the hedged instruments amounted to about $340 million.

ICL Group Limited Consolidated Financial Statements 109

Notes to the Consolidated Financial Statements as of December 31, 2025

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

The following table details the book value, and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

As of December 31, 2025		As of December 31, 2024
Carrying amount	Fair value	Carrying amount	Fair value
$ millions		$ millions

Loans bearing fixed interest (1)	379	369	287	271
Debentures bearing fixed interest
Marketable (2)	1,152	1,139	909	845
Non-marketable (3)	47	47	47	47
	1,578	1,555	1,243	1,163

(1)
The fair value of the Euro loans bearing fixed interest is based on calculation of the present value of the cash flows in respect of the principal and the interest and is discounted at the market interest rates on the measurement date for similar loans having similar characteristics and is classified as Level 2 in the fair value hierarchy. The average discount interest as of December 31, 2025, for the Euro loans was 4.3% (December 31, 2024, for the Euro loans 4.5%).

(2)	The fair value of the marketable debentures is based on quoted stock exchange price and is classified as Level 1 in the fair value hierarchy.

(3)
The fair value of the non-marketable debentures is based on calculation of the present value of the cash flows in respect of the principal and the interest and is discounted at the SOFR rate customary in the market for similar loans having similar characteristics and is classified as Level 2 in the fair value hierarchy. The average discount interest as of December 31, 2025, was 6.0% (December 31, 2024 – 6.7%).

G.	Hierarchy of fair value

The following table presents an analysis of the financial instruments measured by fair value, using the valuation method. (See Note 4).

The following levels were defined:

Level 2: Observed data (directly or indirectly) not included in Level 1 above.

Level 2	As of December 31, 2025	As of December 31, 2024
	$ millions	$ millions

Derivatives designated as economic hedge, net	21	1
Derivatives designated as cash flow hedge, net	71	-
	92	1

ICL Group Limited Consolidated Financial Statements 110

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 22 - Earnings per Share

Basic earnings per share

Calculation of the basic earnings per share for the year ended December 31, 2025, is based on the earnings allocated to the holders of ordinary shares divided by the weighted-average number of ordinary shares outstanding, calculated as follows:

For the year ended December 31
2025	2024	2023
$ millions	$ millions	$ millions

Earnings attributed to the shareholders of the Company	226	407	647

Weighted-average number of ordinary shares in thousands:

For the year ended December 31
2025	2024	2023
Shares thousands	Shares thousands	Shares thousands

Balance as of January 1	1,290,376	1,289,436	1,289,179
Shares issued during the year	204	532	182
Weighted average number of ordinary shares used in computation of the basic earnings per share	1,290,580	1,289,968	1,289,361

Diluted earnings per share

Calculation of the diluted earnings per share for the year ended December 31, 2025, is based on the earnings allocated to the holders of the ordinary shares divided by the weighted-average number of ordinary shares outstanding after adjustment for the number of potential diluted ordinary shares, calculated as follows:

Weighted average number of ordinary shares (diluted) in thousands:

For the year ended December 31
2025	2024	2023
Shares thousands	Shares thousands	Shares thousands

Weighted average number of ordinary shares used in the computation of the basic earnings per share	1,290,580	1,289,968	1,289,361
Effect of stock options*	815	71	1,307
Weighted average number of ordinary shares used in the computation of the diluted earnings per share	1,291,395	1,290,039	1,290,668

* As of December 31, 2025, 2024 and 2023, number of 19.7 million, 23.5 million and 11 million options, respectively, were not included since they did not have a diluting effect.

The average market value of the Company’s shares, for purposes of calculating the dilutive effect of the stock options, is based on the quoted market prices for the period in which the options were outstanding.

ICL Group Limited Consolidated Financial Statements 111

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 23 - Related and Interested Parties

Related parties within its meaning in IAS 24 (2009), “Related Parties Disclosure”; Interested parties within their meaning in Paragraph 1 of the definition of an “interested party” in Section 1 of the Israeli Securities Law, 1968.

A.	Parent company and subsidiaries

Israel Corp. is a public company listed for trading on the Tel Aviv Stock Exchange (TASE). Based on the information provided by Israel Corp., Millenium Investments Elad Ltd. (“Millenium”) and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp., for purposes of the Israeli Securities Law (each of Millenium and Mr. Idan Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director of Millenium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millenium, as stated below). As of December 31, 2025, Millenium holds approximately 38.28% of the issued share capital (and 38.65% of the voting rights) in Israel Corp., which held as of December 31, 2025, approximately 43.93% of the voting rights and approximately 43.11% of the issued share capital, of the Company.

To the best of Israel Corp.’s knowledge, Millenium is wholly held by Mashat (Investments) Ltd. (“Mashat”). Mashat is wholly owned by Ansonia Holdings Singapore B.V. (“Ansonia”) which is incorporated in the Netherlands. Ansonia is a wholly owned subsidiary of Jelany Corporation N.V. (registered in Curaçao), which is wholly owned subsidiary of the Liberian company, Court Investments Ltd. (“Court”). Court is wholly owned by a discretionary trust, in which Mr. Idan Ofer is the beneficiary. In addition, as of December 31, 2025, Lynav Holdings Ltd. ("Lynav"), which is a company controlled by a discretionary trust in which Mr. Idan Ofer is the beneficiary, held directly approximately 9.39% of the issued share capital (and 9.48% of the voting rights) of Israel Corp.. Furthermore, as of December 31, 2025, Mr. Idan Ofer held directly approximately 0.05% of the issued share capital of Israel Corp (and approximately 0.05% of the voting rights).

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

ICL Group Limited Consolidated Financial Statements 112

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 23 - Related and Interested Parties (cont'd)

B.	Benefits to key management personnel (including directors)

The senior managers, in addition to their salaries, are entitled to non-cash benefits (such as vehicle, mobile etc.). The Group contributes to a post-employment defined benefit plan on their behalf. In accordance with the terms of the plan, the retirement age of senior managers is 67. Senior managers and directors also participate in the Company's incentive and equity remuneration plans (options for Company's shares) (see Notes 16 and 19).

The Company's key management personnel in 2025 consists of 25 individuals, of whom 11 were not employed by the Company (directors). In 2024, the Company's key management personnel consisted of 26 individuals, of whom 11 were not employed by the Company (directors).

Set forth below are details of the benefits for key management personnel in 2025 and 2024.

For the year ended December 31
2025	2024
$ millions	$ millions

Short-term benefits	12	12
Post-employment benefits	1	1
Share-based payments	9	9
Total *	22	22
* To interested parties employed by the Company	9	5
* To interested parties not employed by the Company	1	1

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

Notes to the Consolidated Financial Statements as of December 31, 2025

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

(3)
The transaction is negligible also from a qualitative point of view. For the purpose of these criteria, it shall be examined whether there are special considerations justifying reporting of the transaction, even if it does not meet the quantitative criteria described above.

(4)	In examining the negligibility of a transaction expected to occur in the future, among other things, the probability of the transaction occurring will be examined.

ICL Group Limited Consolidated Financial Statements 114

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 23 - Related and Interested Parties (cont’d)

D.	Transactions with related and interested parties

For the year ended December 31
2025	2024	2023
$ millions	$ millions	$ millions

Sales	-	-	1
Cost of sales	-	1	1
Selling, transport and marketing expenses	-	9	6
Financing income, net	(2)	(2)	(1)
General and administrative expenses	1	1	1

(1)
As of July 2022, directors who are officers or directors of Israel Corp. (other than Mr. Yoav Doppelt), namely Mr. Aviad Kaufman and Mr. Sagi Kabla, are paid the same cash compensation as paid to all other non-executive directors of the Company, namely the fixed annual fee and per meeting fees payable to directors from time to time under the regulations promulgated under the Israeli Companies Law, 1999 governing the compensation of external directors. Mr. Kabla requested that his compensation be assigned to Israel Corp.

(2)
The Company’s directors’ and officers’ liability insurance policies include a two-tier coverage for directors’ and officers’ liability, comprising of a joint primary tier with Israel Corp. and a separate tier covering the Company alone. Our directors and officers are beneficiaries of both tiers.

The Company’s directors’ and officers’ liability insurance policy for 2025 was approved by the Company's authorized organs in February 2025, in accordance with the Israeli Companies Regulations (Relief in Transactions with Interested Parties), 5760-2000 (the “Relief Regulations”) and the Company’s Compensation Policy, and is in effect until March 2026. The 2025 directors’ and officers’ liability insurance policy included a liability limit of $200 million for both tiers (comprised of a liability limit of $40 million for the joint tier with Israel Corp. and additional Side A coverage (directors and officers only) of $160 million for the Company only).

In February 2026, the Company's directors’ and officers’ liability insurance policy for 2026 was approved by the Company's authorized organs, in accordance with the Relief Regulations and the Compensation Policy and is effective as of March 2026. The 2026 directors’ and officers’ liability insurance policy continue to include a liability limit of $200 million for both tiers (comprised of a limit of $40 million joint with Israel Corp. and additional Side A coverage (directors and officers only) of $160 million for the Company only).

E.	Balances with related and interested parties

Composition:

As of December 31
2025	2024
$ millions	$ millions

Other current assets	46	41

Other current liabilities	-	1

ICL Group Limited Consolidated Financial Statements 115

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 24 – Group Main Entities

		Ownership interest in its subsidiary and investee companies for the year ended December 31
Name of company	Principal location of the company’s activity	2025	2024
ICL Israel Ltd.	Israel	100.00%	100.00%
Dead Sea Works Ltd.	Israel	100.00%	100.00%
Dead Sea Bromine Company Ltd.	Israel	100.00%	100.00%
Rotem Amfert Negev Ltd.	Israel	100.00%	100.00%
Mifalei Tovala Ltd.	Israel	100.00%	100.00%
Dead Sea Magnesium Ltd.	Israel	100.00%	100.00%
Bromine Compounds Ltd.	Israel	100.00%	100.00%
Fertilizers and Chemicals Ltd.	Israel	100.00%	100.00%
Iberpotash S.A.	Spain	100.00%	100.00%
Fuentes Fertilizantes S.L.	Spain	100.00%	100.00%
ICL Europe Coöperatief U.A.	The Netherlands	100.00%	100.00%
ICL Europe B.V.	The Netherlands	100.00%	100.00%
ICL IP Terneuzen B.V	The Netherlands	100.00%	100.00%
ICL Finance BV	The Netherlands	100.00%	100.00%
Everris International B.V.	The Netherlands	100.00%	100.00%
ICL Puriphos B.V.	The Netherlands	100.00%	100.00%
ICL-IP America Inc	United States of America	100.00%	100.00%
ICL Specialty Products Inc	United States of America	100.00%	100.00%
Everris NA, Inc.	United States of America	100.00%	100.00%
Growers Holdings, Inc.	United States of America	100.00%	100.00%
BK Giulini GmbH	Germany	100.00%	100.00%
ICL Holding Germany GmbH	Germany	100.00%	100.00%
ICL Bitterfeld GmbH	Germany	100.00%	100.00%
Prolactal GmbH	Austria	100.00%	100.00%
Cleveland Potash Ltd.	United Kingdom	100.00%	100.00%
Everris Ltd.	United Kingdom	100.00%	100.00%
ICL America do Sul	Brazil	100.00%	100.00%
ICL Aditivos E Ingredientes LTDA	Brazil	100.00%	100.00%
ICL Investment Co. Ltd.	China	100.00%	100.00%
Yunnan Phosphate Haikou Co. Ltd.	China	50.00%	50.00%
ICL Asia Ltd	Hong Kong	100.00%	100.00%
ICL Trading (HK) Ltd.	Hong Kong	100.00%	100.00%
Scora S.A.S., France	France	100.00%	100.00%

ICL Group Limited Consolidated Financial Statements 116